Form 20-F
period 2002-12-31
BANCOLOMBIA SA
filed 2003-03-27
CIK 1071371

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 2003

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                    FORM 20-F

(Mark One)

      [  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
            SECURITIES EXCHANGE ACT OF 1934
                                       OR
      [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002
                                       OR
      [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from ..................... to .................
                         Commission file number: 1-13850
                                BANCOLOMBIA S.A.
             (Exact name of Registrant as specified in its charter)
                                       N/A
                 (Translation of Registrant's name into English)
                              REPUBLIC OF COLOMBIA
                 (Jurisdiction of incorporation or organization)
                               CALLE 50 NO. 51-66
                               MEDELLIN, COLOMBIA
                    (Address of principal executive offices)
 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

                                                 NAME OF EACH EXCHANGE
             TITLE OF EACH CLASS                  ON WHICH REGISTERED
             -------------------                  -------------------
           American Depositary Shares           New York Stock Exchange
           Preference Shares                    New York Stock Exchange*

------------------
     * Bancolombia's Preference Shares are not listed for trading, but only in connection with the registration of American Depositary Shares, which are evidenced by American Depositary Receipts.

 Securities registered or to be registered pursuant to Section 12(g) of the Act
                                 Not applicable
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.
                                 Not applicable
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            Common Shares ..............................398,259,608
            Preference Shares ..........................178,435,787

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes   X                   No

Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17                   Item 18  X

================================================================================

                                                 TABLE OF CONTENTS
                                                                                                                Page
                                                                                                                ----
EXCHANGE RATES; INFLATION.....................................................................................   ii

FORWARD LOOKING STATEMENTS.....................................................................................   1

                                                      PART I.


ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS............................................   2

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE..........................................................   2

ITEM 3.       KEY INFORMATION..................................................................................   2

ITEM 4.       INFORMATION ON THE COMPANY......................................................................   14

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................................................   39

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................................................   98

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................   102

ITEM 8.       FINANCIAL INFORMATION..........................................................................   104

ITEM 9.       THE OFFER AND LISTING..........................................................................   106

ITEM 10.      ADDITIONAL INFORMATION.........................................................................   108

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................   111

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................   111

                                                      PART II.

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................................................   111

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...................   111

ITEM 15.      CONTROLS AND PROCEDURES........................................................................   111

ITEM 16.      [     RESERVED      ]..........................................................................   111

                                          PART III. FINANCIAL STATEMENTS.


ITEM 17.      FINANCIAL STATEMENTS...........................................................................   111

ITEM 18.      EXHIBITS.......................................................................................   112

                            EXCHANGE RATES; INFLATION

         Bancolombia S.A. ("Bancolombia," "BC", the "Bank", "us" or "we") is a banking institution organized under Colombian law. We maintain accounting records in Colombian pesos. The audited consolidated financial statements of BC and its subsidiaries for the years ended December 31, 2000, 2001 and 2002 contained in this Annual Report (collectively, including the notes thereto, the "Financial Statements") are expressed in Colombian pesos ("peso", "pesos" or "Ps"). In this Annual Report, references to "dollar", "dollars," "US$" or "$" are to United States dollars.

         This Annual Report translates certain peso amounts into dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of Ps 2,814.89 per $1.00, which corresponds to the average of the Tasa Representativa del Mercado ("Representative Market Rate") for December 2002. The Representative Market Rate is computed and certified by the Superintendencia Bancaria (the "Superintendency of Banking"), the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including BC). The Superintendency of Banking also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements, and converting amounts in foreign currency to Colombian pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, United States dollars at that rate or any other rate. On March 20, 2002, the Representative Market Rate was Ps 2,955.66 per $1.00.

         Colombia experienced two-digit inflation rates until 1999 but has experienced single-digit inflation rates thereafter (8.75%, 7.65% and 6.99% for the years ended December 31, 2000, 2001 and 2002, respectively). From January 1, 1992 to December 31, 1998, Colombia's generally accepted accounting principles ("Colombian GAAP") required that financial statements of Colombian financial institutions (including BC) be adjusted for inflation on a one-month's lagging basis, by applying coefficients of changes in the Colombian middle-income consumer price index ("MCPI") for the relevant period to non-monetary assets and liabilities, shareholders' equity (other than surplus from reappraisal of assets and cumulative translation adjustments) and results of operations. Effective January 1, 1999, Law 448 of 1998 eliminated the use of inflation adjustments in income, expense and inventory accounts, and in April 2001, the Superintendency of Banking issued External Circular 014, which eliminated the use of inflation adjustments in all the accounts of the financial statements beginning January 1, 2001. See Note 2 to the Financial Statements.

         Financial information in this Annual Report is presented in nominal pesos for the years ended December 31, 2002, 2001 and 2000, without adjustment for inflation. Financial information for all prior periods is reported in constant pesos as of December 31, 2000 ("constant pesos"). Financial information contained in BC's Annual Reports up to and including its Annual Report for the year ended December 31, 2000, was restated to pesos with a purchasing power equal to that of constant pesos, by indexing historical amounts using the MCPI as measured by the Departamento Nacional de Estadistica ("DANE").

                           FORWARD LOOKING STATEMENTS

         This Annual Report on Form 20-F contains certain forward-looking statements and information relating to us that are based on beliefs of management as well as assumptions made by and information currently available to us. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intend", "plan" and "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by our targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report on Form 20-F. Should one or more of these risks or uncertainties materialize, or should our underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

                                    PART I.

ITEM 1. - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

          Not applicable.

ITEM 2. - OFFER STATISTICS AND EXPECTED TIMETABLE.

          Not applicable.

ITEM 3. - KEY INFORMATION.

A. SELECTED FINANCIAL DATA

         The following data have been derived from financial statements audited by KPMG Ltda., independent accountants. The following information should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements.

         The Financial Statements included herein have been prepared in conformity with Colombian GAAP, which differ in certain significant aspects from United States generally acceptable accounting principles ("U.S. GAAP"). Note 31 to the Financial Statements provides a discussion of the principal differences between Colombian GAAP and U.S. GAAP as they relate to the Bank, and a reconciliation to amounts calculated in accordance with U.S. GAAP of the Bank's net income and shareholders' equity as of, and for the years ended, December 31, 2000, 2001 and 2002.

         In order to provide a better understanding of BC's financial statements, certain reclassifications were made in the consolidated statements of operations for the 1999 and 2000 fiscal years (see the Consolidated Statements of Operations in the Financial Statements). As a result, certain figures provided in this annual report for the years ended December 31, 1999 and 2000, such as net interest income, other operating income, and operating expenses, differ from those reported in the Bank's Annual Report for the years ended December 31, 1999 and 2000. These reclassifications do not affect the Bank's net income for either year.

         Following are selected financial data for each of the five fiscal years from 1998 to 2002:

                                                                AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                             1998            1999             2000           2001          2002        2002(1)
                                           ---------      ----------       ----------     ---------     ---------     ---------
                                           (in millions of pesos and thousands of dollars(1), except per share and ADS amounts)
CONSOLIDATED STATEMENT OF OPERATIONS:
COLOMBIAN GAAP:
Interest income.....................     Ps1,561,559    Ps1,227,269         Ps842,633     Ps881,757     Ps738,184    US$262,243
Interest expense....................      (1,033,862)      (821,203)         (458,855)     (529,074)      466,223       165,628
                                           ---------      ----------       ----------     ---------     ---------     ---------
  NET INTEREST INCOME...............         527,697        406,066           383,778       352,683       271,961        96,615
Provisions for loans and accrued
interest losses(2)..................        (150,650)       (250,153)        (152,296)      (73,953)     (115,154)      (40,909)
Provision for foreclosed assets and
other assets .......................         (22,389)        (50,396)        (112,219)      (63,537)      (71,212)      (25,298)
                                           ---------      ----------       ----------     ---------     ---------     ---------
  NET INTEREST INCOME AFTER PROVISIONS        354,658        105,517          119,263       215,193        85,595        30,408

Other operating income..............          368,283        330,436          341,971       620,188       828,977       294,497
Operating expenses..................        (641,084)       (644,922)        (573,524)     (654,756)     (722,773)     (256,768)
   NET OPERATING INCOME (LOSS)......           81,857       (208,969)        (112,290)      180,625       191,799        68,137
Merger expenses.....................         (90,756)        (54,268)         (44,828)      (42,207)      (33,028)      (11,733)
Net non-operating income (loss).....           45,890         55,362           67,792        51,000        79,787        28,344
Net monetary inflation adjustment...         (34,680)         (2,401)           4,209             -             -             -
                                           ---------      ----------       ----------     ---------     ---------     ---------
  INCOME (LOSS) BEFORE TAXES........            2,311       (210,276)         (85,117)      189,418       238,558        84,748


Minority interest (loss)............          (3,196)           (249)            (767)       (1,310)       14,440         5,130
Income taxes........................         (11,635)        (29,642)         (28,106)      (31,575)      (42,618)      (15,140)
                                           ---------      ----------       ----------     ---------     ---------     ---------
  NET INCOME (LOSS).................       PS(12,520)     PS(240,167)      PS(113,990)    PS156,533     PS210,380     US$74,738
                                           =========      ==========       ==========     =========     =========     =========

Weighted average of Preference and
  Common Shares outstanding(3)......      234,941,295    249,934,805      542,137,634   576,695,395   576,695,395
Net operating income (loss) per                 Ps348         Ps(836)          Ps(207)        Ps313         Ps333       US$0.12
share(3)(4).........................
Net operating income (loss) per ADS.            1,392         (3,344)            (828)        1,252         1,332          0.48
Net income (loss) per share(3)(4)...             (53)           (961)            (210)          271           365          0.13
Net income (loss) per ADS...........            (212)         (3,844)            (840)        1,084         1,460          0.52
Cash dividends declared per share(5)               -               -               36            84           132          0.05
Cash dividends declared per ADS.....               -               -              144           336           528          0.20

U.S. GAAP:
Net income (loss)...................       Ps(65,390)     Ps(168,958)       Ps(38,915)     Ps226,048     Ps207,152     US$73,592
Net income (loss) per share(6)......            (400)           (880)            (119)           530           461          0.16
Net income (loss) per ADS...........          (1,600)         (3,520)            (476)         2,120         1,844          0.64

                                                                AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                             1998            1999             2000           2001          2002        2002(1)
                                          -----------    -----------     -----------  ------------   ------------  ------------
                                           (in millions of pesos and thousands of dollars(1), except per share and ADS amounts)
CONSOLIDATED BALANCE SHEET
COLOMBIAN GAAP:
ASSETS:
Cash and due from banks.............      Ps  570,442    Ps  490,293     Ps  428,466  Ps   536,813   Ps   643,405  US$  228,572
Overnight funds.....................          278,763        232,252         291,786       176,666        207,684        73,780
Investment securities, net..........        1,640,166      1,462,601       1,575,304     2,984,552      4,343,458     1,543,030
Loans, net..........................        4,782,117      4,530,943       4,826,506     5,078,476      5,864,991     2,083,559
Accrued interest receivable on loans,
net.................................          167,514         86,635          84,693        77,681         83,459        29,649
Customers' acceptances and derivatives         24,596         23,251          40,358        39,907       (15,662)       (5,564)
Accounts receivable, net............          203,431        135,867         106,557       106,764        181,663        64,536
Premises and equipment, net.........          454,546        445,922         332,120       320,080        317,724       112,873
Foreclosed assets, net..............          155,182        131,382          99,418        74,656         77,299        27,461
Prepaid expenses and deferred charges         125,738        154,148         107,848        84,483         58,421        20,755
Goodwill............................          248,857        202,750         164,201       141,552        118,904        42,241
Leasing, net........................          218,496        211,083         192,883       241,866        341,791       121,422
Other assets........................          132,546        105,610          94,884       169,236        116,634        41,434
Reappraisal of assets...............          345,088        301,992         262,723       241,727        259,811        92,299
                                          -----------    -----------     -----------  ------------   ------------  ------------
  TOTAL ASSETS......................      PS9,347,482    PS8,514,729     PS8,607,747  PS10,274,459   PS12,599,582  US$4,476,047
                                          ===========    ===========     ===========  ============   ============  ============

LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits............................      Ps5,498,454    Ps5,945,510     Ps6,116,022  Ps 7,580,848   Ps 8,788,158  US$3,122,025
Borrowings..........................        1,975,287      1,094,692         908,103       830,654      1,117,015       396,824
Other liabilities...................          936,750        704,728         717,739       892,506      1,410,061       500,929
Shareholders' equity................          936,991        769,799         865,883       970,451      1,284,348       456,269
                                          -----------    -----------     -----------  ------------   ------------  ------------
  TOTAL LIABILITIES AND SHAREHOLDERS'
    EQUITY                                PS9,347,482    PS8,514,729     PS8,607,747  PS10,274,459   PS12,599,582  US$4,476,047
                                          ===========    ===========     ===========  ============   ============  ============
U.S. GAAP:
Shareholders' equity................      Ps  798,517    Ps  724,636     Ps  951,191  Ps 1,147,989   Ps 1,413,445  US$  502,132
Shareholders' equity per share(7)...            3,399          2,899           1,755         1,991          2,451          0,87
Shareholders' equity per ADS(4).....           13,596         11,596           7,020         7,964          9,804          3,48

                                                                          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------------------------------
                                                               1998           1999           2000           2001          2002
                                                               ----------------------------------------------------------------
                                                                          (percentages, except for operating data)
SELECTED RATIOS: (8)
COLOMBIAN GAAP:
PROFITABILITY RATIOS:
Net interest margin(9) ................................         8.45%          6.69%          6.45%          4.70%         2.95%
Return on average total assets(10) ....................        (0.14)         (2.75)         (1.44)          1.65          1.88
Return on average shareholders' equity(11) ............        (1.17)        (22.16)        (11.75)         14.58         20.42
EFFICIENCY RATIO:
Operating expenses as a percentage of net operating
  income(12) ..........................................        71.55          87.57          79.03          67.30         65.65
CAPITAL RATIOS:
Period-end shareholders' equity as a percentage of
period-end total assets ...............................        10.02           9.04          10.06           9.45         10.19
Period-end regulatory capital as a percentage of
period-end risk-weighted assets(13) (16) ..............        11.56           9.09          11.09          10.61         11.61
CREDIT QUALITY DATA:
Non-performing loans as a percentage of total loans(14)         3.72           6.29           3.52           4.54          1.77
"C", "D" and "E" loans as a percentage of total loans .         4.81          13.33          10.45           9.70          9.71
Allowance for loan and accrued interest losses as a
  percentage of non-performing loans ..................       118.07         119.27         175.98         122.91        316.80
Allowance for loan and accrued interest losses as a
  percentage of "C", "D" and "E" loans ................        91.42          56.27          59.23          57.57         57.71

                                                                          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------------------------------
                                                               1998           1999           2000           2001          2002
                                                               ----------------------------------------------------------------
                                                                          (percentages, except for operating data)
Allowance for loan and accrued interest losses as a
  percentage of total loans ...........................         4.40           7.50           6.19           5.58          5.61
OPERATING DATA:
Number of branches(15) ................................          376            341            321            323           340
Number of employees(17) ...............................        9,477          8,539          7,688          7,518         7,581

------------------

(1) Amounts stated in dollars have been translated at the rate of Ps 2,814.89 to $1.00 which is the average Representative Market Rate for the month of December 2002, as reported and certified by the Superintendency of Banking.

(2) Includes a provision for accrued interest losses amounting to Ps 25,986 million, Ps 48,507 million, Ps 20,178 million, Ps 4,945 million and Ps 4,518 million for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 respectively.

(3) Includes Common Shares and 58,060,558 Preference Shares for 1998; 58,060,562 Preference Shares for 1999; and 178,435,787 Preference Shares for 2000, 2001 and 2002.

(4) Reflects all stock dividends distributed through December 31, 1998. Calculated on the basis of average outstanding shares during the period.

(5)   This data is presented on an annualized basis.

(6) Reflects stock dividends distributed up to December 31, 1998. Under U.S. GAAP, these shares are considered outstanding since the beginning of the earliest period presented. Net income per share under U.S. GAAP is presented on the basis of net income available to common stockholders divided by the weighted average number of Common Shares outstanding (191 million for 1998; 281 million for 1999; 380 million for 2000, 398 million for each of 2001 and 2002). See Note 31 to the Financial Statements.

(7) Shareholders' equity per share is calculated based on the number of Common Shares and Preference Shares. Total shares outstanding amounted to 249 million for the year ended December 31, 1998; 339 million for the year ended December 31, 1999; and 577 million for the years ended December 31, 2000; 2001 and 2002.

(8)   Ratios were calculated on the basis of daily averages.

(9)   Defined as net interest income divided by average interest-earning assets.

(10)  Net income divided by average total assets.

(11)  Net income divided by monthly average shareholders' equity.

(12) Net operating income includes net interest income, fees and income from services, net and other operating income.

(13) For an explanation of risk-weighted assets and Technical Capital, see "Item 4. Information on the Company - B. Business Overview - Supervision and Regulation - Capital Adequacy Requirements"

(14) Non performing loans are small business loans and consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more and mortgage loans that are past due 120 days or more.

(15)  Number of branches does not include branches of the Bank's subsidiaries.

(16) The derivatives' risk-weigh percentage used in the calculation of the total risk-weighted assets was changed by External Circular 076 of 2000 issued by the Superintendency of Banking.

(17)  The number of employees is consolidated.

DIVIDENDS

         The declaration, amount and payment of dividends is based on BC's unconsolidated earnings, which include earnings from unconsolidated subsidiaries that are accounted for at cost. Dividends must be approved at the ordinary annual shareholders' meeting upon the recommendation of the Board of Directors and the President of BC. Under the Colombian Commerce Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, BC must distribute to its shareholders at least 50% of its annual net income, or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital. Such dividend distribution must be made to all shareholders, in cash or as may be determined by the shareholders, and within a year from the date of the ordinary annual shareholders' meeting in which the dividend was declared. Pursuant to Colombia's Law 222 of 1995, the minimum common stock dividend requirement of 50% or 70%, as the case may be, may be waived by an affirmative vote of the holders of 78% of the Common Shares present at the shareholders' meeting.

         Under Colombian law, the annual net profits of BC must be applied as follows:

- first, an amount equal to 10% of BC's net profits to a legal reserve until such reserve is equal to at least 50% of the Bank's paid-in capital;

- second, to the payment of the minimum dividend on the Preference Shares (for more information, see "Item 10. - Additional Information"); and

- third, as may be determined in the ordinary annual shareholders' meeting by the vote of the holders of a majority of the Common Shares entitled to vote, upon the recommendation of the Board of Directors, and may, subject to further reserves required by BC's by-laws, be distributed as a dividend.

         BC paid dividends on its Common Shares for each year from 1947 through 1997. As a general policy, approximately 60% of BC's legally-available net income was, until 1997, paid annually to shareholders. However, because BC had losses in 1998 and 1999, it was unable to declare and pay a dividend for the years ended December 31, 1998, and December 31, 1999. A dividend per share of Ps 36 was declared in respect of BC's operating and financial results from May 1, 2000 to December 31, 2000 after giving effect to a voluntary balance sheet restructuring at April 30, 2000. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Capital - Voluntary Balance Sheet Restructuring" and Note 28 to the Financial Statements. A dividend per share of Ps 84 was declared in respect of BC's operating and financial results from January 1, 2001 to December 31, 2001. A dividend per share of Ps 132, to be paid in quarterly installments of Ps 33, was declared in respect of BC's operating and financial results from January 1, 2002 to December 31, 2002.

         The following table sets forth the annual cash dividends paid on each Common Share and, where applicable, each Preference Share during the periods indicated.

                 DIVIDENDS DECLARED WITH RESPECT TO NET         CASH DIVIDENDS      CASH DIVIDENDS
                            INCOME EARNED IN:                   PER SHARE(1)(2)     PER SHARE(1)(3)
                 --------------------------------------         ---------------     ---------------
                                                                   (IN PESOS)         (IN DOLLARS)
1998........................................................           --                  --
1999........................................................           --                  --
2000........................................................           36                 0.016
2001........................................................           84                 0.036
2002........................................................          132                 0.045

---------------

(1)   Includes Common Shares and Preference Shares.

(2) Cash dividends for 2000 and 2001 were paid in quarterly installments and cash dividends for 2002 will be paid in quarterly installments.

(3) Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (February or March, as applicable).

EXCHANGE RATES

         On March 20, 2003 the Representative Market Rate was Ps 2,955.66 per $1.00. The following table sets forth the high and low exchange rates for each month from January 2002 through February, 2003:

                 RECENT EXCHANGE RATES OF U.S. DOLLARS PER PESO:

                                                         LOW            HIGH
                                                       --------       --------
January 2002.................................          2,231.98       2,311.57
February 2002................................          2,254.98       2,313.13
March 2002...................................          2,261.23       2,306.45
April 2002 ..................................          2,254.45       2,275.35
May 2002.....................................          2,275.43       2,363.28
June 2002 ...................................          2,321.68       2,398.82
July 2002....................................          2,398.82       2,625.06
August 2002..................................          2,568.80       2,712.46
September 2002...............................          2,677.39       2,828.08
October 2002.................................          2,744.32       2,888.23
November 2002................................          2,666.41       2,784.21
December 2002................................          2,782.40       2,864.79
January 2003.................................          2,841.56       2,965.60
February 2003................................          2,929.64       2,968.88

Source: Superintendency of Banking.

         The following table sets forth the average peso/dollar Representative Market Rate for the five most recent fiscal years (calculated by using the average exchange rate during each period), the highest and lowest rates of each period, and the end of period Representative Market Rate for U.S. dollars. The Federal Reserve Bank of New York does not report a noon buying rate for Colombian pesos.

                                                           PESO/US$
                                -------------------------------------------------------------------
                                                  REPRESENTATIVE MARKET RATE
                                -------------------------------------------------------------------
                                                                                         % CHANGE
                                                                                         FROM PRIOR
                                AVERAGE         HIGH           LOW        PERIOD END     PERIOD END
                                -------         ----           ---        ----------     ----------
1998.........................   1,426.35      1,599.15      1,293.58       1,542.11        19.21%
1999.........................   1,756.75      2,017.27      1,525.59       1,873.77        21.51%
2000  .......................   2,087.57      2,232.24      1,873.77       2,229.18        18.97%
2001  .......................   2,299.88      2,378.41      2,219.60       2,291.18         2.78%
2002  .......................   2,506.55      2,888.23      2,231.98       2,864.79        25.04%

Source: Superintendency of Banking.

B.       RISK FACTORS

         The factors referred to below should be considered by investors when reviewing any forward-looking statements contained in this Annual Report, in any of BC's future public filings or press releases, or in any future oral statements made by the Bank or any of its officers or other persons acting on its behalf.

COLOMBIA HAS EXPERIENCED SEVERAL PERIODS OF VIOLENCE AND INSTABILITY

         The Colombian government (excluding departmental and municipal governments) has historically exercised substantial influence over the Colombian economy and its policies may continue to have an important effect on Colombian entities (including BC), market conditions, prices, and rates of return on Colombian securities (including BC's securities).

         The market value of BC's securities and the dividends thereon may also be affected by changes in labor costs, inflation, interest rates, taxation, social instability and other political or economic developments in Colombia. The Bank cannot provide any assurance that future developments in government policies or in the Colombian economy will not impair its business or financial condition or the market value of its stock.

         Democratic presidential elections were held in May, 2002, and the new government of President Alvaro Uribe Velez took office on August 7, 2002. The new government has vouched to increase security within a democratic framework, fight corruption and carry economic and social reforms to ensure the reactivation of the Colombian economy. However, the government may not continue its current economy policy or these policies may no longer have a positive effect on the economy or the Colombian financial sector.

         Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels. In response, the government has implemented various security measures and has strengthened its military and police forces by creating specialized units. Despite these efforts, drug-related crime and guerilla activity continue to exist in Colombia. Due to continued attacks by rebel groups against the Colombian population, the government declared a state of ("conmocion interior") on August 10, 2002, which has been extended until May 6, 2003 by Decree 245 of 2003. These activities, their possible escalation and the violence associated with them may have a negative impact on the Colombian economy or on the Bank in the future.

ECONOMIC ACTIVITY, INFLATION AND INTEREST RATES IN COLOMBIA ARE VOLATILE

         In 1998 and 1999, the Colombian economy experienced a severe liquidity crisis, which resulted in one of the worst economic crises in Colombia's history. Colombia's gross domestic product ("GDP") decreased by almost 5% in 1999, which lead to the declaration of an economic emergency.

         In the second half of 1999, the government adopted a series of measures to counter the economic crisis and promote an economic turnaround. These included seeking financing from multilateral organizations, relief for mortgage debtors, and financial restructuring of economically viable companies. In addition, in December 1999, Colombia entered into an extended US$2.7 billion fund facility with the International Monetary Fund (the "IMF") to finance shortfalls in Colombia's balance of payments for 2000 through 2002. Despite the fact that the commitments of the initial agreement were not entirely met, on January 15, 2003, Colombia and the IMF signed an agreement, effective December 2002, for an extended fund facility of approximately $2 billion in connection with the government's new two-year macroeconomic program. The facility may be used to support imbalances in Colombia's external accounts, although disbursements under the IMF program are conditional on achieving certain targets. These targets are based on estimates and assumptions, and there can be no assurance that Colombia will be able to achieve all or any of them.

         Interest rates have steadily decreased since November 1998, and Colombia's exchange rate has remained within the range targeted by the Central Bank. Although a collapse of the economy was avoided, volatility is still significant and the economy remains unstable.

         The 1998 - 1999 economic crisis had an adverse impact on BC's results of operations and net-interest margin. Since 2000, the economy has shown slightly positive results, although it has not recovered its historic growth rates. During 2002, the Colombian economy grew close to 1.65% and interest rates and prices remained at low levels (although inflation exceeded the Central Bank's target).

         There can be no assurance that the Colombian economy will continue to recover or not return to a state of recession, or that BC's financial condition and results of operations or the market value of BC's stock will not be adversely affected by poor economic conditions, both locally or internationally, increased inflation or increased interest rates.

         For more information see "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Economic Activity in Colombia".



THE QUALITY OF THE BANK'S LOAN PORTFOLIO AND OTHER ASSETS MAY DECLINE

         While BC has a significant volume of loans to small companies outstanding, BC believes that the future growth of its business will be primarily concentrated in loans to medium-size and large companies. Accordingly, since 1998, BC has targeted medium and large companies, and has actively pursued a change in the composition of its loan portfolio. As a result of this strategy, BC may experience higher levels of past due and non-performing loans than it has in the past, and may be required to increase its allowances for non-performing loans. In particular, loans to medium and large size companies present a different risk profile than loans to small companies, and their credit risk may be more difficult to assess.

         Another of BC's business objectives is to increase the participation of consumer credits in its loan portfolio, in order to improve its net interest margin and profitability. As a result, BC can experience detrimental changes in its credit risk levels. See "Item 4. Information on the Company -- B. Business Overview -- Operations -- Retail."

         Furthermore, there can be no assurance that BC will maintain its current level of asset quality and credit risk in the future generally.

DEPOSIT CONCENTRATION AND RELIANCE ON SHORT-TERM DEPOSITS MAY INCREASE BC'S FUNDING COSTS

         Like most other Colombian banks, BC's principal source of funds are short-term savings and demand deposits. Time deposits represented 35.4%, 39.6% and 34.2% of BC's total funding at the end of 2000, 2001 and 2002, respectively. Since BC relies on short-term deposits for its funding, there can be no assurance that, in the event of a sudden or unexpected shortage of funds in the Colombian banking system and money markets, BC will be able to maintain its current level of funding without incurring higher costs or liquidating certain assets.

INCREASED COMPETITION MAY HINDER BC'S GROWTH AND PRICING PROSPECTS

         The Colombian financial system is highly competitive. Financial sector reforms have increased, and may continue to encourage competition among both Colombian and foreign financial institutions. In addition, recent consolidations in the banking industry have created larger and stronger banks with which BC must now compete. There can be no assurance that this increased competition will not adversely affect our pricing and growth prospects, and therefore, our results of operations. See "Item 4. Information on the Company - B. Business Overview - Competition" and "Item 4. Information on the Company - B. Business Overview - Supervision and Regulation."

FOREIGN EXCHANGE RISK

         Fluctuations in the exchange rate between the peso and the dollar may affect the dollar-equivalence of the peso price of securities traded on Colombian stock exchanges, including the Bank's Preference Shares. As a result, exchange rate fluctuations are likely to affect the market price of BC's stock.

         In the ordinary course of business, BC has a percentage of its assets and liabilities denominated in currencies other than pesos, mostly U.S. dollars. Under Colombian regulatory guidelines, the net position in these assets and liabilities should not exceed 50% of regulatory capital. As of February 4, 2003, BC had a dollar-denominated negative net assets position of US$0.709 million, which falls within the aforementioned regulatory guidelines.

         Fluctuations in the value of the peso against other currencies may adversely affect BC's profitability or its ability to repay its indebtedness. Until September 1999, the Board of Directors of the Central Bank had a policy of intervening in the foreign exchange market whenever the value of the peso against the U.S. dollar either fell below, or exceeded, a set exchange rate range. Since then, the Board of Directors of the Central Bank eliminated the exchange rate range and the foreign exchange market has floated freely. The Central Bank, however, retains the authority to buy or sell foreign currency to avoid abrupt fluctuations in the value of the peso and foreign currency reserves. This mechanism is only used to control the international reserves of Colombia or when the mobile average of the Representative Market Rate for the preceding twenty days exceeds 4% of that day's Representative Market Rate. Upon such an event, the Central Bank sells call options, whereby the purchaser is entitled to buy from the Central Bank, on a future date, a specified amount of dollars at a pre-established exchange rate, thus smoothening the volatility of the exchange rate.

         The foreign currency reserves of the Central Bank totaled US $8 billion, US $10.2 billion and US $10.8 billion as of December 31, 2000, 2001 and 2002, respectively. The government has not imposed prohibitions on the repatriation of dividends, capital investment or other distributions since 1990. While the government does not currently restrict the ability of Colombian persons or entities to convert pesos into U.S. dollars, no assurance can be given that the government will continue this policy or refrain from adopting a more restrictive exchange control policy in the future.

PESO DEVALUATION MAY DEPRESS THE VALUE OF DIVIDENDS PAYABLE TO HOLDERS OF ADRS

         In September 1999, the Central Bank significantly liberalized the Colombian exchange market. Since then, the Central Bank has allowed the peso to float freely, intervening only when there are steep variations in the peso's value relative to the dollar. This mechanism is only used to control the international reserves of Colombia or when the mobile average of the Representative Market Rate for the preceding twenty days exceeds 4% of that day's Representative Market Rate. Upon such an event, the Central Bank sells call options, whereby the purchaser is entitled to buy from the Central Bank, on a future date, a specified amount of dollars at a pre-established exchange rate, thus smoothening the volatility of the exchange rate.

         The devaluation of the peso against the dollar for 2000, 2001 and 2002 was 19%, 2.8% and 25%, respectively. Absent modifying circumstances, a future peso devaluation would have a negative impact on the U.S. dollar value of the dividends paid to holders of American Depositary Receipts ("ADRs"). Conversely, a peso revaluation would display a positive effect. Although the foreign exchange market is allowed to float freely, no assurance can be given that the Colombian Central Bank or the government will not intervene in the exchange market in the future.

COLOMBIAN BANKING REGULATIONS DIFFER FROM UNITED STATES BANKING REGULATIONS

         Colombian banking regulations are designed to ensure the safety and soundness of the banking system and to limit its exposure to risk. While many of the policies underlying these regulations are similar to those underlying regulations applicable to banks in other countries, including those in the United States, Colombian regulations can differ in a number of material respects from those other regulations. For example, under Colombian GAAP, allowances for non-performing loans are computed by establishing each non-performing loan's individual inherent risk, using criteria established by the Superintendency of Banking that differs from that used under U.S. GAAP (see Item 5. - C. Selected Statistical Information - Allowance for Loan Losses). In addition, capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations.

         Changes in banking laws and regulations, or in their official interpretation, may have a material effect on our business and operations. Since some of the banking laws and regulations are of recent date, their interpretation, and the manner in which these laws and regulations are applied to financial institutions is still evolving. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on BC's business.

         For more information see "Item 4. Information on the Company - B. Business Overview - Supervision and Regulation".



FOREIGN INVESTMENT IN COLOMBIA MAY BE RESTRICTED

         Colombia's International Investment Statute (Decree 2080 of 2000), regulates the manner in which foreign-resident entities and individuals can invest in Colombia and participate in the Colombian securities markets. Among other requirements, the statute mandates registration of certain foreign exchange transactions with the Colombian Central Bank and specifies procedures to authorize and administer certain types of foreign investments.

         For example, individual investors depositing Preference Shares into the ADR facility for purposes of exchanging them for American Depositary Shares ("ADSs") represented by American Depositary Receipts ("ADRs") would be required, as a condition for acceptance of such deposit by the custodian (Fiducolombia S.A.), to provide, or cause to be provided, certain information to the custodian, to enable it to comply with the registration requirements under the foreign investment regulations relating to foreign exchange. An ADR holder who withdraws the underlying Preference Shares from the ADR deposit facility may under certain circumstances be required to comply directly with certain registration and other requirements under the foreign investment regulations. Under the foreign investment regulations, the failure of a non-resident investor to report or register with the Central Bank foreign exchange transactions relating to investments in Colombia on a timely basis may prevent the investor from obtaining remittance rights, constitute an exchange control infraction and result in a fine. See "Item 10. Additional Information - C. Taxation".

OWNERSHIP AND OTHER RESTRICTIONS

         Pursuant to Decree 663 adopted by the government on April 2, 1993, as amended by Law 795 of 2003, any transaction resulting in an individual or corporation holding 10% or more of any class of capital stock of any Colombian financial institution, including in the case of BC, transactions resulting in holding ADRs representing 10% or more of the Preference Shares underlying ADSs, must receive prior authorization from the Superintendency of Banking. In granting its approval, the Superintendency of Banking will evaluate the proposed transaction based on the criteria and guidelines specified in Law 510 of 1999, as amended by Law 795 of 2003. Transactions entered into without the Superintendency of Banking's prior approval are void, and cannot be recorded in the stock registry of the financial institution. Foreign investors are subject to and receive the same treatment as Colombian citizens with respect to the above transactions.

         In addition to the above restriction, pursuant to Resolution 400 of 1995, as amended, issued by Colombia's Superintendencia de Valores (the "Superintendency of Securities"), Colombia's securities regulator, any transaction involving the sale of publicly traded stock of any Colombian company, including in the case of BC any sale of the Preference Shares (but excluding any sale of ADSs), for Unidades de Valor Real ("UVR") equivalent to Ps 66,000 or more, must be effected through one of Colombia's stock exchanges. The UVR is an inflation-adjusted monetary index generally used for pricing home-mortgage loans. Separately, Resolution 400 of 1995 also requires prior authorization of the Superintendency of Securities in order to offer to purchase in the public market 10% or more of the issued and outstanding capital stock of any Colombian company (including in the case of BC, Preference Shares and Common Shares), unless the purchaser is acquiring the stock pursuant to a public offer directed to all shareholders of such a company.

         These limitations may affect the market liquidity of the Preference Shares and the ADSs.

OUR PREFERENCE SHARES HAVE LIMITED VOTING RIGHTS

         Under BC's by-laws and Colombian corporate law, holders of Preference Shares (and consequently, holders of ADRs) have no voting rights in respect of Preference Shares, other than the right to one vote per Preference Share, voting separately as a class, in respect of:

-     amendments to BC's by-laws impairing the Preference Shares rights;

- BC's failure to pay all or part of the dividends on the Preference Shares for one fiscal year (provided the Superintendency of Banking affirms the Preference Shares' right to vote); or

-     certain other limited circumstances.

           In addition, the holders of Preference Shares have voting rights, voting together with the holders of Common Shares, in relation to BC's prospective dissolution, merger or transformation, or upon a change in BC's business purpose.

         Holders of ADRs and Preference Shares are not entitled to vote for the election of directors or to influence BC's management policies.

         The Bank's corporate affairs are governed by its by-laws and Colombian laws. Under such laws, BC's shareholders may have fewer or less well-defined rights than they might otherwise have as shareholders of a corporation incorporated in a U.S. jurisdiction.

PREEMPTIVE RIGHTS MAY NOT BE AVAILABLE TO HOLDERS OF ADRS

         The Bank's by-laws and Colombian law require BC, whenever it issues new shares of any outstanding class, to offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage of ownership in BC. These rights are called preemptive rights. United States holders of ADRs may not be able to exercise their preemptive rights through The Bank of New York, which acts as depositary (the "Depositary") for Bancolombia's ADR facility, unless a registration statement under the United States Securities Act of 1933, as amended (the "Securities Act") is effective with respect to those rights, or an exemption from the registration requirement under the Securities Act is available. The Bank intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, benefits to BC from enabling the holders of the ADRs to exercise those rights and any other factors deemed appropriate at the time, and will then make a decision as to whether to file a registration statement. Accordingly, no assurance can be given that any such registration statement will be filed.

         To the extent holders of ADRs are unable to exercise these rights because a registration statement has not been filed and no appropriate exemption from the registration requirement under the Securities Act is available, the Depositary may attempt to sell the holders' preemptive rights and distribute the net proceeds from that sale, if any, to such holders. The Depositary, after consulting with BC, will have discretion as to the procedure for making preemptive rights available to the holders of ADSs, disposing of such rights and making any proceeds available to such holders. If by the terms of any rights offering or for any other reason the Depositary is unable or chooses not to make those rights available to any holder of ADSs, and if it is unable or for any reason chooses not to sell those rights, the Depositary may allow the rights to lapse. Whenever the rights are sold or lapse, the equity interests of the holders of ADRs will be proportionately diluted.

MARKET FOR ADSS AND PREFERENCE SHARES; RELATIVE ILLIQUIDITY OF THE COLOMBIAN SECURITIES MARKETS

         The Bank's ADSs are listed on the New York Stock Exchange ("NYSE") and commenced trading in 1995 under the symbol "CIB". Average daily trading volume of ADSs was 19,500 in 2000, 18,000 in 2001 and 30,067 in 2002. The Bolsa de
Bogota (the "Bogota Stock Exchange"), the Bolsa de Medellin (the "Medellin Stock Exchange") and the Bolsa de Occidente (the "Occidente Stock Exchange") were the only trading markets for our Common Shares and Preference Shares. These three stock exchanges merged on July 3, 2001 into a single exchange, the Bolsa de Valores de Colombia (the "Colombian Stock Exchange"), headquartered in Bogota and with regional offices in Medellin and Cali. The Colombian Stock Exchange is relatively small and illiquid compared to stock exchanges in major financial centers. In addition, very few issuers represent a disproportionately large percentage of market capitalization and trading volume. See "Item 9. The Offer and Listing".

         There have been recent regulatory reforms that are expected to increase the trading volume on Colombia's stock exchanges. There can be no assurance, however, that this expansion will take place or continue.

         The relatively small market capitalization and illiquidity of Colombia's stock exchanges may substantially impair the ability of a holder of ADSs to sell or otherwise transfer the Preference Shares underlying such holder's ADSs.

COLOMBIAN CORPORATE DISCLOSURE AND ACCOUNTING STANDARDS MAY DIFFER FROM THOSE IN THE UNITED STATES

         Publicly-available information about securities listed on Colombia's stock exchanges is generally narrower than that regularly published in the United States or certain other countries. Unconsolidated financial statements are presented to our shareholders at the end of each accounting year to serve as a basis for dividend and other distributions, and consolidated financial statements with full footnote disclosure are filed annually with the Superintendency of Banking. Interim quarterly unconsolidated financial information is also filed with the Superintendency of Securities but is limited to a balance sheet and a consolidated statements of operations with minimal footnote disclosure. Because Colombian GAAP differ in certain significant respects from U.S. GAAP and since the financial statements of BC are prepared in accordance with Colombian GAAP, BC's manner of reporting earnings and losses may differ from those of companies in the U.S. and other countries.

         Important factors that could affect forward-looking statements are subject to change and the Bank does not intend to update the foregoing list of factors. By means of this cautionary note, the Bank intends to avail itself of the safe harbor from liability with respect to forward-looking statements provided by Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

         The Bank (formerly, Banco Industrial Colombiano S.A. ("BIC")) was incorporated in the First Notary's Office of Medellin, Colombia, on January 24, 1945. In January 1998, pursuant to a merger agreement approved on December 3, 1997 by the shareholders of BIC and Banco de Colombia S.A., BIC purchased 51% of the outstanding common shares of Banco de Colombia S.A. from certain individual shareholders. Effective April 3, 1998, BIC acquired the remaining outstanding shares of Banco de Colombia in exchange for Common Shares and Preference Shares and Banco de Colombia S.A. was merged into BIC (the "Merger"). In connection with the Merger, BIC changed its name to Bancolombia S.A. and its commercial activities, products and services began to be carried out under the commercial name of "Bancolombia".

         The Bank was originally established for a fifty-year term, starting on December 9, 1944. This term was extended for fifty more years, until December 8, 2044. Bancolombia is domiciled in Colombia and operates under Colombian laws and regulations as a sociedad comercial por acciones, de la especie anonima. The address and telephone number of the Bank's principal place of business are:
Calle 50 No. 51-66, Medellin, Colombia; telephone +(574) 510-8896.

         Since 1995, BC is a New York Stock Exchange, Inc. ("NYSE") listed company, and its American Depositary Shares ("ADSs") are traded under the symbol "CIB". See "Item 9. The Offer and Listing."

B. BUSINESS OVERVIEW

         The Bank provides general banking products and services to large industrial companies, individuals, and to the middle-market sector of small and medium-size companies. Such products and services include personal and corporate loans, deposit-taking, credit and debit cards, electronic banking, cash management, warehousing services, fiduciary and custodial services, and dollar-denominated products. In addition, BC's customers have access to a large network of branches and automatic teller machines ("ATMs") in Colombia. BC believes that it has the largest service network of any private financial institution in Colombia, with 340 branch offices operating in 123 cities as of December 31, 2003. For the year ended December 31, 2002, BC had a positive return on average assets of 1.88% and a positive return on average shareholders' equity of 20.42%. See "Item 5. Operating and Financial Review and Prospects."

         According to Asobancaria ("Asobancaria"), Colombia's National Banking Association, BC's market share of the Colombian banking market, as of December 31, 2002, was approximately 11.7% measured by total assets and 12.6% measured by total loans; BC held 18% of all checking accounts and 10.4% of all savings accounts measured by deposited amounts.

         In order to detect and deter money laundering and in accordance with legal regulations, BC adopted in 1996 a so-called Sistema Integral para Prevencion de Lavado de Activos (an integral plan to prevent money laundering, "SIPLA"). This plan requires training of employees, adoption of policies and procedures designed to enable the Bank to know the identity of and monitor its customers and employees, monitoring of the Bank's operations, and implementation of mechanisms to report suspicious activities to the appropriate governmental authorities. In line with SIPLA, the Bank has developed so called "know your customer" policies and procedures, and has established a strict approval process for deposits. Depositors in time deposits and savings accounts must undergo an identification and screening procedure, and depositors in checking accounts are subject to the same credit review process required for potential borrowers.

OPERATIONS

         The following tables set forth Bancolombia's revenues by category for each of the last three financial years:

                          Year Ended December 31, 2000

                                                         Governmental
                                               Small         And
                  Retail      Commercial      Business  Institutional    Corporate
                  Banking      Banking        Banking      Banking      Headquarters
                ----------    ----------    ----------    ----------     ----------
Revenues
from
external
customers       Ps 125,042    Ps  27,056    Ps  11,439    Ps  11,984     Ps (12,993)

Revenues
from
transactions
with other
operating
segments of
the same
enterprise          18,344         2,666           340        (3,507)        (8,954)

Interest
income          Ps 251,131    Ps  178,68    Ps  82,429    Ps  95,082     Ps 133,440


                 Offshore
                Commercial                                                 All other
                 Banking        Trust         Leasing     Manufacturing    Segments        Total
                ----------    ----------    -----------     ----------    ----------     ----------
Revenues
from
external
customers       Ps  11,884    Ps  19,215    Ps   22,434    Ps   37,817   Ps  27,937     Ps 281,815

Revenues
from
transactions
with other
operating
segments of
the same
enterprise          17,683          (384)         (210)            815        (1,782)        25,011

Interest
income           Ps108,579    Ps   5,299     Ps   4,341     Ps     997    Ps  24,524     Ps 884,506

                          Year Ended December 31, 2001

                                                              Governmental
                                                   Small           And
                    Retail       Commercial       Business    Institutional     Corporate
                    Banking        Banking        Banking        Banking       Headquarters
                   -----------    -----------    -----------    -----------     -----------
Revenues from
external
customers          Ps  149,834    Ps   25,125    Ps   12,042    Ps   10,831     Ps   (7,463)

Revenues from
transactions
with other
operating
segments of the
same enterprise         30,138          3,193          3,260         (1,603)        (37,727)

Interest income    Ps  460,671    Ps   78,837    Ps   53,887    Ps  116,933     Ps  217,191


                    Offshore
                   Commercial                                                   All other
                    Banking          Trust         Leasing     Manufacturing    Segments         Total
                   -----------    -----------    -----------    -----------    -----------    -----------
Revenues from
external
customers          Ps    9,234    Ps   24,309    Ps   26,687    Ps   40,059    Ps   66,167    Ps  356,825

Revenues from
transactions
with other
operating
segments of the
same enterprise          7,170            888            508          1,535          4,903         12,265

Interest income    Ps  132,437    Ps    6,158    Ps   12,385    Ps    1,230    Ps   25,859    Ps1,105,588

                          Year Ended December 31, 2002

                                                                  Governmental
                                                     Small             And
                     Retail         Commercial      Business      Institutional     Corporate
                     Banking         Banking        Banking          Banking       Headquarters
                   ------------    ------------    ------------    ------------    ------------
Revenues from
external
customers          Ps   176,296    Ps    30,930    Ps    18,975    Ps     7,764    Ps   (19,835)

Revenues from
transactions
with other
operating
segments of the
same enterprise          22,961          14,308           9,034          21,433         (69,367)

Interest income    Ps   338,468    Ps   150,885    Ps   118,925    Ps    71,606    Ps   255,965


                     Offshore
                    Commercial                                                         All other
                     Banking           Trust          Leasing       Manufacturing       Segments         Total
                   ------------     ------------    ------------     ------------     ------------    ------------
Revenues from
external
customers          Ps     6,628     Ps    34,327    Ps    32,884     Ps   (14,820)    Ps    48,564    Ps   321,713

Revenues from
transactions
with other
operating
segments of the
same enterprise         (31,185)           1,532            (244)           9,275            2,074         (20,179)

Interest income    Ps    93,871     Ps     6,338    Ps     3,848     Ps     1,914     Ps    24,099    Ps 1,065,919

         Approximately 73.5% of the Bank's revenue is derived from its operations in the Colombian cities of Bogota, Medellin, Barranquilla and Cali. Because of this revenue concentration, and given Colombia's highly centralized economy, regional and local economic factors are unlikely to have a material impact on the composition of the Bank's revenues. For this reason, the Bank does not collect information by revenue segment for each geographic market in which it operates.

         The following table summarizes and sets forth Bancolombia's total revenue over the last three fiscal years:

Revenues                                        2000               2001               2002
                                            ------------       ------------       ------------
Total revenues for reportable segments      Ps 1,140,653       Ps 1,377,748       Ps 1,292,716
Other revenues                                    69,034            136,462            254,266
Elimination of intersegment revenues             (25,011)           (12,265)            20,179
Total revenues for reportable segments      Ps 1,184,676       Ps 1,501,945       Ps 1,567,161

         Historically, the Bank has experienced some seasonality in checking accounts due to the increase of such accounts at the end of the year when customers need increased liquidity and the decrease of such accounts in the first quarter of the year when customers move their funds from checking accounts to savings and mortgage institutions. Checking accounts represented 25.6% of the Bank's total funding as of December 31, 2002.

RETAIL

GENERAL

         Personal Banking. The Bank had 1,136,737 customers in the personal banking retail segment as of December 31, 2002. Retail customers are categorized into: (a) high income customers (12% of our total retail customers), whose monthly income exceeds 11 minimum monthly salaries (as of December 31, 2002, the minimum monthly salary was Ps 309,000, or approximately US$117), and (b) general customers (88% of total retail customers), who earn between 1 and 11 minimum monthly salaries per month. General customers are further subcategorized into preference customers (9% of general customers), who earn between 5 and 11 minimum monthly salaries per month, middle income customers (14% of general customers) whose monthly income is between 2.5 and 5 minimum monthly salaries per month, and basic customers (78% of general customers) whose monthly income is below three minimum monthly salaries.

         Products offered to personal banking customers include checking accounts, savings accounts, Visa, MasterCard and American Express credit cards, debit cards, free-investment credits, time deposits, overdraft lines of credit, home delivery of checkbooks, virtual and telephone banking, and other electronic services. The total amount of personal banking loans, which includes all types of credit extended to personal banking customers, was Ps 909,400 million in 2002.

         Intermediate Banking (small- and medium-sized companies). The intermediate banking segment serves businesses and individuals, whose sales or income, as the case may be, in 2003 ranged between Ps 150 million, and Ps 17,150 million in Bogota and Ps 11,400 million in other cities. The Bank has 71,771 such customers, 21,583 of which have managerial accounts. In the last year, this segment has grown 22.72% in loans, 31.82% in deposits and 22.56% in profit.

         The main products offered to intermediate banking customers include working capital loans, development loans, foreign trade credit lines, current accounts, and electronic payment and collection services. As of December 31, 2002, the composition of the loan portfolio of intermediate banking customers was 69.65% working capital loans, 27.55% development loans and 2.80% trade financing.

         The total retail banking segment (personal banking and intermediate banking combined) accounted for Ps 1,911,829 millions in loans, representing 30.85% of Bancolombia's total loan portfolio as of December 31, 2002.

         Customer Development. During 2002, BC launched a new consulting service line. The program began with specific strategies to support the personal banking retail segment.

         For the intermediate banking segment a special development strategy was designed, which includes offering technical and administrative advisory services in various fields, such as strategic planning, quality assurance and financial management. In order to perform these services BC established strategic alliances with firms such as Vision and Unidad de Asistencia Tecnica y Consultoria de la Universidad de la Sabana. Through the second half of 2002, 64 companies had contracted BC's consulting services for Ps 850 million.

         For high income customers the Bank's strategy has focused on training and encouraging its managers and account executives to recognize, understand and pursue high income customers' exact needs, in order to provide a personalized service to such clients, and satisfy their needs with the Bank's products and services. Thanks to this scheme, at December 31, 2002, the Bank had 45,000 clients approximately whose accounts were personally managed either by an account executive or a manager of the Bank ("Managed Customers"). According to market investigations conducted by BC, these clients considered that the service quality provided by the Bank's account executives and managers was superior than expected.

         For the general customer segment, our focus has been on offering products tailored to their needs and that satisfy their expectations.

         The Bank continues to use its Encouragement Sales Plan program ("ESP") to retain, increase and make more profitable our relationship with intermediate banking clients and high income personal banking customers. The Encouragement Sales Plan has been devised by the Bank to assesses the performance of its executives and managers through a management scorecard that combines the individual's business volumes and his success with product placement.

         In addition, BC offered its executives and managers training programs on successful commercial management, and re-defined the role of the sales force. It also developed personal banking and intermediate banking sales programs which integrate sales of products and services, the recovery of the overdue portfolio and customer satisfaction and retention.

RETAIL LENDING

         Small Businesses. In order to boost the Colombian economy, for the 12 months starting in September 2003, under a plan promoted by the government, Colombian banks have agreed to open credit lines for small businesses in an aggregate amount exceeding Ps 301,000 million. BC will be the second largest operator of this market having agreed to make available 15% of the total credit lines (Ps 45,000 million).

         These resources will be placed with very small businesses either directly by the Bank, or indirectly through Non-governmental Organizations ("NGOs"). In this regard, Colombia's most representative NGOs in terms of credit placements currently hold close to Ps 17,500 million in disbursements with BC.

         Personal Banking. BC's primary loan products offered to middle and upper income individuals are personal lines of credit, automobile loans, credit cards, loans by telephone and college education loans. Personal loans range in size from Ps 1 million to Ps 57 million with maturities ranging from one to five years and bearing both interest at fixed and variable rates. Approximately Ps 561,558 million of such loans, or 9.1% of the Bank's total loans, were outstanding as of December 31, 2002, 4.54% of which (or 0.41% of the Bank's total loan portfolio) were past due. Under regulations issued by the Superintendency of Banking, past due loans are loans that are at least 31 days past the actual due date (for more detailed information see "Item 5. Operating and Financial Review and Prospects -- Selected Statistical Information -- Classification of the Loan Portfolio").

         Automobile loans bear interest at both fixed and variable rates, have terms of up to 5 years, loan-to-value ratios of at least 99%, and are secured by the respective automobile. As of December 31, 2002, approximately 0.39% of the Bank's total loan portfolio, or Ps 24,476 million, consisted of automobile loans, 2.18% of which were past due by at least 31 days (or 0.0086% of the Bank's total loan portfolio).

         Pre-approved loans by telephone range in size from Ps 1 million to Ps 57 million with maturities of up to 3 years. As of December 31, 2002, the Bank had Ps 165,340 million, or 2.67% of the Bank's total loan portfolio, outstanding as pre-approved loans by telephone, 2.28% of which were past due by at least 31 days (or 0.06% of the Bank's total loan portfolio).

         Credit Cards. BC participates in the Colombian credit card market through the issuance of MasterCard,Visa and American Express credit cards. As of December 31, 2002, BC had issued 158,969 MasterCard cards, 100,069 Visa cards and 23,629 American Express cards. Since June 2002, BC is the exclusive Colombian issuer and acquirer agent for American Express credit cards. In October 2002, BC launched three different American Express personal cards: the American Express credit card, the Blue American Express credit card and the American Express Gold credit card. According to information reported by Credibanco Visa and Redeban-Multicolor, these accounted for 11.73% of the Colombian market in terms of outstanding credit cards and 15.79% in terms of total credit card billing. As a result, BC is one of the market leaders in the credit card business. As of December 31, 2002, credit card loans totaled approximately Ps 254,876 million, representing approximately 4.11% of BC's total loan portfolio, 5.86% of which were past due by at least 31 days (or 0.24% of the Bank's total loan portfolio).

         In 2002, BC was a major player in the acquirer business, that is, the business of purchasing credit card vouchers from retail stores at a discount, paying Ps 3,487,288 million for debit and credit card sales, representing 39,30% of the acquirer market.

         During 2002, Bancolombia charged quarterly maintenance fees to its MasterCard and Visa cardholders, ranging from 25,000 to 35,600 depending on the card class (i.e. Ps 25,000 for Classic cards, Ps 31,900 for Gold and Business cards and Ps 35,600 for Platinum cards). The Bank also charged a separate quarterly maintenance fee for overseas use of the cards (i.e. US$24 for Classic cards, US$30 for Gold, Corporate and Business cards and US$34 for Platinum cards). No maintenance fees were charged for American Express cards during 2002 because as a marketing strategy, BC decided not to charge the first quarterly maintenance fees to its new cardholders.

         During 2002, BC continued its loyalty program "Millas Libres Bancolombia" in association with recognized airlines such as Aces, Avianca, Continental and Copa. In July 2002, the Corporate and Business Class cards were added to this program. Unlike other loyalty programs, Millas Libres Bancolombia gives the cardholder the possibility to choose among the various associated airlines for award travel. During the months of November and December of 2002, and January and February of 2003 all personal credit card clients were given the possibility to exchange their accrued miles for Panasonic products.

         BC is also participating in e-commerce with MasterCard E-Card and E-Prepago. Master Card E-card is a virtual credit card developed and launched in 2000. As of December 31, 2002, BC had issued 2,012 E-Cards which billed Ps 705,329,455 during 2002. E-Prepago is a virtual pre-paid card developed and launched in 2001. As of December 31, 2002, BC had issued more than 800 E-Prepago cards which billed Ps 586,152,370 during 2002.

         BC was the first Colombian bank to issue co-branded credit cards. As of December 31, 2002, BC had issued 15,495 co-branded credit cards with Almacenes Exito, Colombia's largest department-store chain and 17,660 credit cards with Cadenalco, a Colombian supermarket chain.

         In addition, the Bank offers the Bancolombia Cayman VISA card, issued and booked through BC's subsidiary in the Cayman Islands. Bancolombia Cayman VISA card's billing was US$15.6 million for the year ended December 31, 2002, with 5,587 cards outstanding as of that date.

         The revenues derived from the Bank's credit card business are depend significantly on its Visa, MasterCard and American Express franchises.

DEBIT CARDS

Bancolombia has 2 types of debit cards:

- Bancolombia Maestro: used by clients who have only a savings account with the Bank to debit their savings account. At December 31, 2002, 746,032 such cards issued by Bancolombia were outstanding.

- MasterCard Debit Bancolombia: used to debit checking and savings accounts. At December 31, 2002, 142,615 such cards issued by Bancolombia were outstanding.

80% of BC's savings and checking-account customers have been issued debit cards.

         Finally, during the first quarter of 2003, BC introduced Efectivo Seguro, a pre-paid Visa card. Three companies have been testing this product, which is targeted to corporate customers for use as petty cash or to pay their employees' compensation.

INTERMEDIATE BANKING

         BC's primary loan products for small companies are working capital loans, loans funded by Colombian development banks and trade financing loans.

         Working capital loans to small companies are typically variable rate loans based on the average interest rate for time deposits (the Colombian average certificate of deposit rate equivalent) with maturities of up to 12 months. As of December 31, 2002, 11.27% (Ps 698,160 million) of BC's total loan portfolio consisted of working capital loans, 4.53% of which were past due (or 0.51% of BC's total loan portfolio).

         Loans funded by Colombian development banks have variable rates based on time deposit rates or LIBOR and have maturities ranging from six months to five years. For these loans, the Bank receives funding from Colombian development banks, such as IFI, Finagro, and Banco de Comercio Exterior de Colombia S.A. ("Bancoldex"), Colombia's export development bank. BC on-lends such funds in the same currency and with the same maturity at which they were borrowed from the most recent borrower. As of December 31, 2002, 4.46% (Ps 276,157 million) of the Bank's total loan portfolio consisted of loans funded by Colombian development banks, 1.39% of which were past due (or 0.06% of BC's total loan portfolio).

         Trade financing loans are typically variable rate loans based on LIBOR with maturities of up to 6 months. As of December 31, 2002, 0.45% (Ps 28,112 million) of BC's total loan portfolio consisted of trade financing, 3.17% of which were past due (or 0.01% of BC's total loan portfolio).

DEPOSITS

         BC offers a variety of checking accounts, savings accounts, time deposit accounts and tax collection services to its customers through 340 branches. At December 31, 2002, based on information compiled by the Superintendency of Banking, BC was the largest bank nationwide in terms of deposits, with a total of Ps 6,078,126 million on an unconsolidated basis, representing 12.1% of the Colombian market. 34% of BC's total deposits are in checking accounts, 38% in savings accounts and 28% in time deposits. BC also offers its Colombian retail clients dollar-denominated deposit accounts through Bancolombia Panama, its Panamanian subsidiary.

         As of December 31, 2002, on an unconsolidated basis, BC had approximately 396,645 checking accounts totaling Ps 2,085,981 million, 74,503 time deposit accounts totaling Ps 1,686,350 million, and 1,138,431 savings accounts totaling Ps 2,305,795 million.

BANCASSURANCE ("BANCASEGUROS")

         During 2002, Bancolombia continued to focus on the insurance business ("Bancassurance"), selling through its network life and home insurance policies of Suramericana de Seguros. In 2002 the Bank achieved excellent sales and premium collection results, receiving approximately Ps 21,786 million in premiums compared to Ps 17,061 million during 2001. Also, 67,940 life insurance policies "Plan Vida" and "Plan Vida Ideal" were sold in 2002. BC's Bancassurance business had 128,083 customers as of December 31, 2002.

BANK PENSION ("BANCA PENSION")

         In 2002 the bank introduced "Banca Pension", which consists of voluntary pension plans. Fiducolombia S.A., a subsidiary of the Bank, administers the pension fund. During 2002 the Bank sold pension plans to 5,798 customers in an aggregate amount of Ps 26,607 million.

OTHER

         BC receives fee income from electronic banking services, debit cards, telephone banking and from its internet "Virtual Branch" service. Retail clients can use debit cards for withdrawals, deposits, transfers among accounts (both between BC accounts and between BC and Banco Hipotecario Conavi ("Conavi") accounts), balance information, and third-party payments. With the exception of withdrawals and deposits, the same services are provided over the telephone and electronically. Debit cards can be used at any ATM of BC or Conavi, or at any ATM that is part of the Redeban-Multicolor, CIRRUS or Visa Plus networks. BC receives a commission of Ps 1,400 for each transfer between accounts in the same geographic location. BC also receives a commission of Ps 1,511 for ATM payments to customers of other banks but charges no commission to BC's customers for ATM transactions at its own tellers or at Conavi's tellers.

CORPORATE

GENERAL

         In order to offer customized services and products, provide for price segmentation, and to focus the Bank's commercial efforts and personalize its relationship with corporate customers, BC has divided its corporate customers into four different segments:

      -     Corporate: clients with annual sales over Ps 50,000 million;

      - Enterprise: medium size clients with annual sales over Ps 11,400 millions and below Ps 50,000 millions;

      - Institutional: clients subject to the supervision of the Superintendency of Banking, the Superintendency of Securities, or the Superintendency of Health, Family Subsidy; and corporations from the electricity and public utilities sector and Financial Corporations; and

      -     Government: public sector entities.

         BC's Regional Managers, Account Managers and Assistant Account Managers are responsible for sales efforts targeted at our corporate clients. During 2002 the Bank conducted an exhaustive review in order to design strategies to increase the number of corporate clients and the amount of business with them. One of the conclusions of this review was that the sales force should be increased, and consequently, between July 2002 and November 2002, the number of Account Managers was raised from 45 to 57 and the number of Assistant Account Managers increased from 25 to 43. Account Managers and Assistant Account Managers are supervised by four Regional Managers. Another result of the Bank's review was the creation of a Sector Analysis department, which should support the sales force and provide information and knowledge on the various economic sectors relevant to the Bank's corporate clients.

         BC's growth strategy in the corporate market is based on increasing its client base and raising the amount of revenue derived from each client. This can be achieved by offering a specialized sector analysis, focus on low risk products and increasing the amount of the commissions charged by the Bank. Services like strategic cash management performed by BC's Account Managers, coupled with our information system and the integrated services offered through our subsidiaries respond to the Bank's strategy.

CORPORATE LENDING

         BC provides a range of products and services covering the needs of its corporate banking customers, such as working capital loans, trade financing, loans funded by Colombian development banks, foreign exchange, cash management services and electronic payments. BC also offers non-banking services to its corporate clients such as zero balance cash management, payroll management and electronic account access via personal computers.

         Working capital lending is the most common type of lending in the corporate credit market. Interest rates for working capital loans are predominantly variable, based on the interest rate for time deposits which is reset every three months. As of December 31, 2002, working capital loans totaled approximately 3,650,585 million, representing approximately 58.9% of BC's total loan portfolio, 2.06% of which were past due (or 1.22% of the Bank's total loan portfolio).

         Trade finance loans are typically dollar-denominated, variable rate loans, and as of December 31, 2002, BC's trade financing loans totaled approximately Ps 166,620 million. They represented 2.69% of the Bank's total loan portfolio, 0.09% of which were at least 31 days past due (or 0.002% of the Bank's total loan portfolio. Due to legal restrictions, this portfolio can only have maturities of six months or less, whereas some capital assets are financed up to 3 years.

         Loans funded by Colombian development banks are variable rate loans, with interest rates based on time deposit rates or LIBOR, and maturities ranging from six months to five years. As of December 31, 2002, BC's loans funded by Colombian development banks totaled approximately Ps 376,378 million, representing 6.07% of the Bank's total loan portfolio, 0.36% of which were at least one day past due (or 0.02% of the Bank's total loan portfolio).

         BC generally requires greater security coverage from Managed Customers than from large corporate customers. BC usually obtains mortgages, warehouse receipt endorsements, equipment liens, and other collateral to secure loans to managed customers. In addition, BC frequently requires personal guarantees from the shareholders of Managed Customers. As of December 31, 2002, approximately 62.46% of BC's corporate lending was unsecured and approximately 37.54% was considered secured or guaranteed.

         One of BC's competitive advantages in corporate banking is its emphasis on long-term relationships with clients, together with its ability to provide a full array of services to meet their needs. In addition, BC is focused on providing fee income-generating products to large corporate customers, developing products and services in foreign exchange, international trade financing and cash management, and expanding its products and services to the growing market of medium-size corporations.

CREDIT ANALYSIS

         BC's credit standards and policies are aimed at achieving a high level of credit quality in the Bank's loan portfolio, efficiency in the processing of loans, strict monitoring of outstanding loans and the specific assignment of responsibilities for credit risk.

         To achieve high levels of credit quality and to manage the risks arising from our lending activities, we have established general policies on:

-     credit evaluation;

-     lending limits to single customers or business groups, as required by law;

-     the level of management authority required for loan approvals;

-     maximum terms of loans; and

-     security requirements for certain types of loans and their valuation.

         The bank has a specialized and centralized department to carry out credit-risk analysis for the different segments in which customers are classified. See "Item 5.- Selected Statistical Information-Credit Review Policies." BC's loan approval policies require that the following factors be analyzed for every loan:

-     the character, reputation and credit history of the borrower;

-     the type of business in which the borrower is engaged;

-     the borrower's ability to repay the loan;

-     the coverage and suitability of the proposed security for the loan;

-     the information received from the credit risk center;

-     the borrower's debt service ability;

-     compliance with the loan terms; and

- for overseas credits, the country risk of the country where the debtor is headquartered.

- In addition, the Bank continuously monitors the different economic sectors to which our corporate borrowers belong and has established guidelines for analyzing the financial condition of borrowers, and for participating in investment projects, both in Colombia and overseas.

         In compliance with the requirements of the Superintendency of Banking, BC monitors its outstanding commercial loan portfolio every six months and its outstanding consumer and mortgage loan portfolios on a monthly basis. In addition, BC carries out during the months of May and November a biannual evaluation of all debtors whose indebtedness for the various credit types exceeds 300 minimum monthly salaries (equivalent to Ps 99.6 million for 2003). Also, past due credits are evaluated monthly based on the days they are past due. In order to monitor outstanding loans with terms in excess of one year, the Bank periodically requires borrowers to provide, and examines, current cash flow statements.

DISTRIBUTION NETWORK

GENERAL

         BC owns a variety of distribution channels through which it sells financial products and services, executes transactions, and provides information to its clients. As of December 31, 2002, these distribution channels included 340 branches located in 123 Colombian cities, a network of 449 ATMs owned by BC, and a network of 516 ATMs owned by Conavi (with which the Bank has a strategic alliance). All ATMs are linked to the national Redeban and Red Multicolor Networks, as well as the worldwide CIRRUS network. In 2002, our ATMs performed over 45 million transactions. Other distribution channels include telephone banking, internet banking, PC Banking, banking via electronic devices at our branch offices, and banking at third-party commercial establishments through debit cards or electronic passwords.

BRANCH NETWORK

         The increase in our branch network is largely due to our strategic expansion into supermarket and client on-site branches. To date, BC operates 23 supermarket branches, each of which employs about six workers. In addition to ordinary teller banking services, supermarket branches are able to transact in US dollars, allowing our customers to receive MoneyGram fund wires, buy and sell US dollars, purchase travelers checks, and transfer funds to BC's offshore subsidiaries. Client on-site branches, on the other hand, currently account for 24 of the Bank's branches, 8 of which were opened on client premises during 2002.

         Out of BC's 340 branches, 38 branches were "NOVA"-type branches as of December 31, 2002. Nova branches are generally of medium or small-size, characterized by versatile employees and the availability of multiple electronic services. Also, during 2002, the Bank increased its network of ATMs from 418 in 2001 to 449, and launched a drive-in automated service called "Autobanco" in three of its branches.

         The administration of the Bank's network is divided into 5 regions:
Antioquia, with 57 branch offices; Bogota and Sabana, with 107 offices; the Southern Region, with 68 offices; the Northern Region with 45 offices; and the Central Region, with 63 offices. Each region is further divided into several zones to facilitate administration, management and supervision. All branches use the same on-line and real-time technology to process transactions, making information immediately available to all our branches.

ELECTRONIC AND INTERNET BANKING

         General. Bancolombia has an extensive network of electronic distribution channels, enabling quick, cost-effective and safe transactions. Since 1998, the Bank has tried to transfer customer transactions from branch offices to electronic distribution channels, thereby decongesting BC's branch offices, improving service and decreasing operational expenses. During 2002, the Bank continued to enhance its electronic distribution channels by setting target milestones, developing new transactions and by offering training to its customers in using electronic services. The volume of transactions processed through electronic distribution channels increased from 66% of the Bank's overall transaction volume in 2001 to 71% in 2002.

         Automatic Teller Machines. With over 449 units, Bancolombia has one of the largest networks of electronic ATMs in the country. Approximately 75% are located at the Bank's offices, and 25% are located at shopping centers, gas service stations, retail stores and similar locations throughout 123 cities and towns. BC's clients can access their accounts at all of the existing ATMs in Colombia through the Redeban and Red Multicolor networks, and can access their accounts in approximately 105 countries worldwide through the CIRRUS network. A strategic alliance with Conavi gives BC's customers access to additional 516 ATMs, which can be used by the Bank's clients, at no additional cost.

         BC's ATMs accept cards from all banking institutions affiliated with the domestic network and with international networks affiliated with CIRRUS and Plus. BC charges its clients Ps 4,000 for withdrawals at any non-BC or non-Conavi ATM. BC assesses no charges to its customers on withdrawals performed at BC or Conavi ATMs. In 2002, there were 45 million transactions on BC ATMs.

         Automatic Payment Systems. Bancolombia's customers may place standing payment orders and pre-register payments, which are debited automatically and periodically from their accounts. The Bank's automatic payment system also enables its customers to effect transactions with any banking institution in Colombia because it is connected to the two authorized clearinghouses existing in Colombia, namely ACH and ACH Cenit.

         Internet Banking. BC estimates that approximately 11% of the Bank's transactions with its customers are carried over the Internet. To decrease operating costs and free up branch networks, BC has implemented programs oriented to increase the use of electronic banking, by training its employees and clients in the use of such technology.

         BC consolidated its Internet transaction systems in 1998 into a "Virtual Branch". The Virtual Branch offers services 24 hours a day, including balance inquiries, savings and credit card information, payment of credit cards, disbursement of pre-approved loans, blocking of credit cards, counter-order of checks, transfers among BC accounts and to Conavi accounts, requests for products and services, payment of bills for more than 350 companies, purchases on commercial vendor websites, and customer services.

         During 2002, a monthly average of 91,500 users used BC via the Internet which compares positively to the 65,500 monthly average users during 2001. Approximately 1,851,000 transactions were conducted monthly via the Internet during 2002 compared to 946,000 during 2001.

         Bancolombia has also developed special Internet banking products, which can be acquired on its Virtual Branch:

- MasterCard E-Card - the first virtual credit card in Colombia. Application, approval, invoicing, blocking, payment and use are only carried out through the Internet;

- Virtual Investment - a certificado de deposito a termino (term deposit or "CDT") that can be opened only through the Internet. Clients can choose amount, term and interest payment periods, which are paid at a fixed rate that is higher than traditional CDTs; and

- E-Prepago - a credit card number that can be charged and discharged from deposit accounts for use only over the Internet. The virtual number can be changed several times allowing secure on-line transactions and reducing the risk of fraud.

         BC has continued developing a special Internet banking service for its corporate clients, the "Corporate Virtual Branch", which features payment capabilities and cash management services. As of December 31, 2002, a total of 6,300 clients are using the service compared to 2,600 as of December 2001. With this product, BC wants to improve its on-line Banking service, giving its corporate customers internet banking products that are tailored to their needs.

         Bancolombia has developed the first Internet corporate banking product, which can be acquired on its Corporate Virtual Branch. Credipagos Virtual is a revolving credit facility specifically marketed to small corporate clients. These loans can be disbursed 24 hours a day, only through the Corporate Virtual Branch.

         TODO1 Alliance. During 2002, Bancolombia continued with TODO 1 Services ("TODO 1") through the alliance with Mercantil Servicios Financieros of Venezuela and Banco Del Pichincha of Ecuador. TODO 1 is coordinating the development of Web-based products and services for individual consumers and corporate clients. This alliance enables Bancolombia to improve its e-business development and to provide superior services to its customers.

         Facturanet. Recently, TODO 1 has developed an electronic bill presentment and payment system ("EBPP") available for Conavi and BC's customers through the Internet. At this site, BC's customers can logon to make monthly payments. It features a notification process that alerts the customer via e-mail when a new bill is available for payment. At December 31, 2002, more than 15,000 bills had been paid through Facturanet since its inception in September. BC expects that by December, 2003, customers who are using the Virtual Branch bill payment feature will migrate to Facturanet.

         PC Banking. In addition to retail banking via the Internet, BC offers a PC Banking service to select corporate clients which allows such clients to access account information and transfer funds within their BC accounts or to accounts at other financial institutions. The service operates through software that has to be installed on a client's information technology system and enables clients to make their payroll payments, pay their suppliers electronically and draw individual checks. As of December 31, 2002, the Bank's PC Banking service had 4,450 customers.

         Bancolombia - Conavi Strategic Alliance. Bancolombia continued its strategic alliance during 2002 with Conavi in order to take advantage of commercial opportunities, reduce costs and create new joint ventures. This alliance allows real-time transfers between the two banks through Conavitel, an electronic transactions system for customers of Bancolombia and Conavi.

TECHNOLOGY

         During 2002, BC invested some Ps 24,293 million in technology, mainly to update its hardware, enhance security, purchase new software and develop new products.

COMPETITION

         Following the deregulation of the Colombian financial system in 1993, competition increased considerably. Significant merger and acquisition activity in the Colombian financial sector, mostly through 2000, contributed to its consolidation and the creation of larger and more competitive banks. This consolidation has resulted in the number of financial institutions decreasing from 112 as of December 31, 1998 to 72 as of December 31, 2002. The most significant event during 2002 was the loss of market share by foreign banks, relative to domestic Colombian banks. According to information provided by the Superintendency of Banking, foreign banks' market share decreased by 7.8%, measured by total assets, and by 1.33% measured by total loans, while Colombian banks' market share increased by 10.8%, measured by total assets, and by 7% measured by total loans. BC believes its principal competitors in the corporate market include Banco de Bogota, Citibank and Banco de Occidente.

         BC believes its principal competitors in the retail market, based on their distribution network and customer service, are Citibank, Banco de Bogota, Davivienda, Banco Popular and Conavi. The Bank believes it is competitive in the retail market because of its high quality client base, technology and information systems.

THE COLOMBIAN FINANCIAL SYSTEM

GENERAL

         As of December 31, 2002, the principal participants in the Colombian financial system were: the Central Bank; 28 commercial banks (of which 14 were domestic banks, 9 were foreign banks and 5 were public banks); 7 public and private finance corporations; 17 commercial finance companies; 11 leasing companies; and 9 government-owned development banks. In addition, insurance companies, securities brokerage firms, cooperatives and bonded warehouse and trust companies were also present in the Colombian financial system.

         As of December 31, 2002, 53.41% of the total assets of the financial system were held by private entities, 32.83% were held by state-owned or state-controlled entities and the balance of 13.75% was held by foreign investors. Specifically, of the total assets of the banking system alone, private Colombian banks had a share of 62.32%, private foreign banks 18.64% and state-owned or state controlled banks 19.03%. With respect to deposits in the banking system, private Colombian banks had a share of 65.74%, private foreign banks had a 17.62% share and state-owned or state controlled banks had a 16.64% share.

         As a consequence of the consolidation of the Colombian financial system, the three private banks that, on average in 2002, aggregated most of the total checking accounts in the banking system were BC, Banco de Bogota and BBVA Banco Ganadero, with market shares of 18%, 15.3% and 11.1%, respectively, and a 44.4% combined market share. In terms of average savings in 2002, the three largest banks were Conavi, with a 10.6% share, BC, with a 10.4%, and Davivienda, with a 8.4%, respectively, and a 29.4% combined market share. In terms of time deposits, BC had the largest market share with 10.8%, Davivienda, had the second largest market share with 10% and Granahorrar had the third largest market share with 9.2%. Together, these three banks had a combined time deposit market share of 30%. This data is based on statistics released by Asobancaria.

         Historically, the Colombian financial system was comprised of specialized institutions operating in market niches that were regulated and delineated by Law. However, Law 45 of 1990, Law 35 of 1993 and the Estatuto Organico del Sistema Financiero (Decree 663 of 1993, as amended), significantly deregulated the Colombian financial system, providing commercial banks with the opportunity to set up subsidiaries to compete in different markets, and permitting other financial institutions to enter markets in the Colombian financial system from which they had previously been excluded. These laws have increased competition among the different types of financial institutions, promoted consolidation of the financial industry and created considerable overlap in the permitted scope of business activities of the various types of financial institutions, particularly with respect to foreign exchange operations. Also, foreign investment was permitted in all types of financial institutions.

         Additional laws have since been promulgated with the purpose of further deregulating the Colombian financial system. Besides Law 35 and Decree 663, Law 510 of 1999, Law 546 of 1999 and Law 795 of 2003 further broadened the scope of activities permitted to financial institutions, set forth general circumstances under which the government may intervene in the financial sector, prescribe the rules governing intervention and established the instruments that the government may use. Furthermore, savings and loan banks were authorized to expand their lending activities beyond the construction sector (which they were historically involved in), were allowed to participate as foreign exchange intermediaries, and were permitted to offer interest bearing savings accounts as well as credit and debit cards.

         In response to the crisis faced by the Colombian financial system during the early 1980s, in 1985 the government created the Fondo de Garantias de Instituciones Financieras ("Fogafin"), a fund meant to assist troubled financial institutions. Subject to specific limitations, Fogafin is authorized to provide equity (whether or not reducing the par value of the recipient's shares) and/or secured credits to troubled financial institutions, and to insure deposits of commercial banks and certain other financial institutions. Yet, in 1998 and 1999, to address the adverse effects of the economic crisis, Law 550 (Ley de Reactivacion Economica), Law 546 (Ley de Vivienda), External Circular 039 and External Circular 044 were further adopted. Notably, under Law 546 of 1999, savings and loan banks were required to convert into commercial banks.

REGULATORS

         The principal bodies regulating the Colombian financial system are the Ministry of Finance, the Board of Directors of the Central Bank, the Superintendency of Banking and the Superintendency of Securities. Colombia's National Congress prescribes the general framework under which the government may regulate the financial system. The Superintendency of Banking regulates and supervises all financial institutions, and the Superintendency of Securities supervises brokerage houses and stock exchanges and monitors and regulates the market for publicly-traded securities.

         The basic regulatory framework for the operations of the Colombian financial sector is set forth in Decree 663 of 1993, modified by Law 510 of 1999 and Law 795 of 2003. Laws 510 and 795 substantially modified the control, regulation and surveillance powers of the Superintendency of Banking. Law 510 also streamlined the procedures for Fogafin to intervene on behalf of economically troubled companies. The main objective of Law 510 was, and continues to be, to increase the solvency and stability of Colombia's financial institutions, by establishing rules for their incorporation, the permitted investments of credit institutions, insurance companies and investment companies. The main objective of Law 795 is to broaden the scope of activities to be performed by state-owned financial institutions and to adopt the Basel Committee principles. Law 795 also increased the minimum capital requirements in order to incorporate a financial institution (for more information see "Minimum Capital Requirements" in this Item 4) and authorized the Superintendency of Banking to take precautionary measures, consisting mainly in preventive interventions with respect to financial institutions whose capital has fallen below certain thresholds. Such financial institutions, in order to avoid a temporary take-over by the Superintendency of Banking, must submit to the Superintendency a restructuring program to restore their financial situation.

         More recently, on January 14, 2003, the Colombian Congress passed Law 795 which further broadened the scope of activities permitted to financial institutions, including state owned institutions. The Law also mandates compliance with the management responsibility rules of the Basel Commitee on Banking Regulations and Supervisory Practices of the Bank for International Settlement; and sets forth new mechanisms through which the Superintendency of Banking may increase the solvency and stability of financial institutions. See "Supervision and Regulation - General".

KEY INTEREST RATES

         Colombian commercial banks, finance corporations and commercial finance companies are required to report to the Central Bank, on a weekly basis, data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of less than 90 days (commercial banks only), 90 to 180 days, 181 to 360 days, and more than 360 days. Based on such reports , the Central Bank computes the Tasa de Captaciones de Corporaciones Financieras ("TCC") and the Depositos a Termino Fijo ("DTF") rates, which are published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The TCC is the weighted average interest rate paid by finance corporations during the second week preceding its publication. The DTF is the weighted average interest rate paid by finance corporations, commercial banks, savings and loan banks and commercial finance companies during the second week preceding its publication. As of March 20, 2003, the DTF was 7.65% and the TCC was 8.25%.

CENTRAL BANK

         The Central Bank was created in 1923 and is the second oldest central bank in Latin America. The Central Bank exercises the customary functions of a central bank, including price stabilization, legal currency issuance, regulation of currency circulation, credit and exchange rate monitoring, and administration of international reserves. Its Board of Directors is the regulatory authority for monetary, currency exchange and credit policies, and is responsible for the direction and execution of the Central Bank's duties. The Central Bank also acts as the fiscal agent of the government and lender of last resort to financial institutions.

         Pursuant to the Colombian Constitution of 1991, the Central Bank has autonomy from the government in the formulation of monetary policy and for administrative matters. More specifically, the Constitution of 1991 established administrative, technical, budgetary and legal autonomy for the Central Bank and its Board of Directors in respect of monetary, credit and foreign exchange matters. The Central Bank reports only to the National Congress; its Board of Directors has seven members, one of whom is the Minister of Finance.

SUPERVISION AND REGULATION

GENERAL

          To implement and enforce the provisions described in the preceding section "Regulators", the Superintendency of Banking and the Board of Directors of the Central Bank issue periodic circulars and resolutions. In External Circular 007 of 1996, as amended, the Superintendency of Banking compiled all the rules and regulations covering banking institutions. And, External Circular 100 of 1995, as amended, compiled all regulations applicable to the accounting and financial treatment of banking institutions.

         The Superintendency of Banking was established in 1923 and is responsible for supervising and regulating all entities classified as financial institutions under Decree 663 of 1993, including commercial banks such as BC, mortgage banks, finance corporations, commercial finance companies, savings and loan banks, financial services companies (such as trust companies, warehouse companies, and pension and severance pay administration companies) and insurance companies. Decree 2359 of 1993 provides the Superintendency of Banking's legal framework. Financial institutions must seek the authorization of the Superintendency of Banking before initiating new operations.

         Violations of Laws 510, 795 and specified provisions of Decree 663 and their underlying regulations are subject to administrative sanctions and, in some cases, criminal penalties. The Superintendency of Banking may inspect Colombian financial institutions on a discretionary basis, and has the authority to fine such institutions, their directors and officers for violations of Colombian laws, regulations, or such financial institutions' own by-laws.

         Since BC's Common Shares and Preference Shares are publicly traded on the Colombian Stock Exchange, certain aspects of BC's operations are supervised by the Superintendency of Securities.

         The Ministry of Finance and the Board of Directors of the Central Bank, which have significant influence over domestic interest rates, issue most regulations governing the financial system and are responsible for Colombia's fiscal and monetary policy.

         BC files periodic reports with the Superintendency of Banking, the Superintendency of Securities and the Central Bank. In addition, the Superintendency of Banking makes on-site inspections of Colombian banks, including BC, on a regular basis.

CAPITAL ADEQUACY REQUIREMENTS

         Capital adequacy requirements for Colombian financial institutions are based on the standards of the Basel Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements. The regulations establish four categories of assets, each being assigned different risk weights, and require that a credit institution's Technical Capital (as defined below) be at least 9% of that institution's total risk-weighted assets.

         Technical Capital for the purposes of the regulations consists of basic capital ("Primary Capital") and additional capital ("Secondary Capital") (collectively, "Technical Capital"). Primary Capital consists primarily of:

-     paid-in capital stock;

-     legal and other primary capital reserves;

-     earnings retained from prior fiscal years;

-     the total value, if positive, of the primary capital revaluation account;

-     the balance of the financial statements conversion adjustment;

- current fiscal year profits in a proportion equal to the percentage of prior fiscal year profits that were allocated to the legal reserve, or capitalized, or used to cover accrued losses;

-     the total value of capitalized dividends; and

- any representative shares held as guarantee pending compliance with a recovery program aimed at bringing the Bank back into compliance with capital adequacy requirements, if the Superintendency of Banking established that such recovery program has failed;

         Items deducted from Primary Capital are:

-     any prior or current period losses;

-     the total value of the primary capital revaluation account (if negative);

- accumulated inflation adjustment on non-monetary assets (provided that the respective assets have not been transferred);

- capital investments in entities subject to the supervision of the Superintendency of Banking (including purchases of mandatory convertible bonds); and

- investments in financial subsidiaries, other capital investments in financial institutions and certain other items.

         Secondary Capital consists of other reserves and retained earnings, which are added to the Primary Capital in order to establish the total Technical Capital. Secondary Capital includes:

- 50% of asset reappraisal (excluding revaluations of assets acquired by foreclosure or paid for in kind);

- mandatory convertible bonds (provided that the terms and conditions of their issuance were approved by the Superintendency of Banking);

- 50% of the accumulated inflation adjustment of non-monetary assets (provided that such assets have not been disposed of);

-     general provision; and

- the difference between the surplus capital account from donations and the investment devaluation account.

         In computing Technical Capital, Secondary Capital may not exceed (but can be less than) the total amount of Primary Capital.

         The following table sets forth certain information regarding BC's capital adequacy as of December 31, 2002:

                                                            As of December 31, 2002
                                                            -----------------------
                                                             (In millions of pesos,
                                                               except percentages)
                                                            -----------------------
Subscribed capital .........................................      Ps  355,119
Legal reserve and other reserves ...........................          566,187
Unappropriated retained earnings ...........................           51,136
Net Income .................................................          132,413
Less:
         Long-term investments .............................         (131,280)
         Non-monetary inflation adjustment .................         (178,029)
                                                                  -----------
Primary capital ............................................      Ps  795,546
                                                                  ===========

Reappraisal of assets ......................................      Ps   74,079
Provision loans ............................................           66,640
Non-monetary inflation adjustment ..........................          102,057
                                                                  -----------
Computed secondary capital .................................      Ps  242,776
                                                                  ===========
Primary capital ............................................      Ps  795,546
Secondary capital (up to an amount equal to primary capital)          242,776
                                                                  -----------
Technical Capital ..........................................      Ps1,038,322
                                                                  ===========
Capital ratios

Primary capital to risk-weighted assets ....................             8.90%
Secondary capital to risk-weighted assets ..................             2.71%
                                                                  -----------
Technical capital to risk-weighted assets ..................            11.61%
                                                                  ===========

         As of December 31, 2002, the Bank's Technical Capital ratio was 11.61%, thereby exceeding the requirements of the Colombian government and the Superintendency of Banking by 261 basis points. The Bank's capital has fluctuated over time. There can be no assurance that the Bank will not continue to experience such fluctuations in the future. However, the Bank expects to be able to continue to meet all capital adequacy requirements under Colombian law.

         In April 2001, the Superintendency of Banking issued External Circular 014 which eliminated the use of inflation adjustments in all financial-statement accounts beginning January 1, 2001. See Note 2(b) to the Financial Statements.

         Until 2001, market and liquidity risks were regulated by the Superintendency of Banking's Resolution 001 of January, 1996. While liquidity risks are still regulated by Resolution 001, since 2001, market risks are governed by External Circular 042 of 2001 and External Circulars 003 and 007 of 2002. These circulars define new criteria and procedures for measuring the Bank's exposure to interest rate risk, foreign exchange risk, and equity price risk. Under the new regulations, the Bank must send to the Superintendency of Banking information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Since January 2002, the Bank has also been required to calculate, for each position on the balance sheet, a volatility rate and a parametric VaR (value at risk), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the Superintendency of Banking.

MINIMUM CAPITAL REQUIREMENTS

         The minimum capital requirements for banks on an unconsolidated basis is now contained in Law 795 of 2003. Failure to meet such requirements can result in the imposition of a fine by the Superintendency of Banking of up to 3.5% of the difference between the required minimum capital and the bank's effective capital. BC has met all such requirements. As of December 31, 2002, BC's total capital consisted of Ps 355,119 million of paid-in capital stock and Ps 566,187 million of legal and other reserve funds.

FOREIGN CURRENCY POSITION REQUIREMENTS

         Until January 1, 1996, commercial banks were required by the Central Bank's Board of Directors to maintain a minimum foreign currency position equal to a specified percentage of each bank's foreign currency-denominated liabilities.

         Effective January 1, 1996, Resolution 28 of 1995 of the Board of Directors of the Central Bank abolished the minimum foreign currency position requirement and allowed a commercial bank to borrow funds denominated in foreign currency and to make peso-denominated loans therewith. Resolution 26 of 1996 of the Board of Directors of the Central Bank (amended by Resolution 4 of 2001) provides that the sum of the bank's foreign currency-denominated assets and liabilities (including any off-balance sheet items) cannot, if assets are greater than liabilities, exceed 50% of the bank's Technical Capital, except that currency exchange intermediaries are permitted to hold negative foreign currency positions not exceeding the equivalent of 5% of its Technical Capital (with penalties being payable after the first day). As of February 4, 2003, BC had a dollar-denominated negative net assets position of US$0.709 million, which falls within the aforementioned regulatory guidelines. See Note 3 to the Financial Statements.

RESERVE REQUIREMENTS

         Commercial banks are required by the Central Bank's Board of Directors to satisfy reserve requirements with respect to deposits. Such reserves are held by the Central Bank in the form of cash deposits and their required amounts vary. According to the Central Bank's Board of Directors' Resolution 19 of 2000, the reserve requirements for Colombian banks for deposits received on or after December 31, 2000 are:

                                                                               Reserve Requirement (%)
                                                                               -----------------------

         Private demand deposits.......................................                  13
         Government demand deposits....................................                  13
         Other deposits and liabilities................................                  13
         Savings deposits..............................................                   6
         Time deposits (1).............................................                0 - 2.5

---------------

(1)  Under 540 days, 2.5% and above 540 days, 0%

FOREIGN CURRENCY LOANS

         Resolution 08, dated May 5, 2000, of the Board of Directors of the Central Bank requires every Colombian resident and institution borrowing under foreign currency loans, regardless of the term or conditions of the loan, to maintain at the Central Bank a non-interest bearing deposit for a percentage of the respective indebtedness and during a term specified by the Central Bank's Board of Directors. The Bank is not required to register with the Central Bank to make foreign currency loans, but must submit a report of all foreign currency loans made by the Bank, subject to certain exceptions for loans to finance imports, capital goods, foreign investments and credit card debt.

BAD LOAN ALLOWANCE

         The Superintendency of Banking has issued guidelines on bad loan allowances for Colombian credit institutions. See "Item 5. Operating and Financial Review and Prospects -- G. Selected Statistical Information -- Allowance for Loan Losses."

LENDING ACTIVITIES

         The government, pursuant to Decrees 2360 and 2653, each of 1993, set the maximum amounts that each financial institution may lend to a single borrower (including for this purpose all related fees, expenses and charges). These maximum amounts may not exceed 10% of a commercial bank's Technical Capital. The limit is raised to 25% when any amounts lent above 5% of Technical Capital are secured by guarantees that comply with the financial institutions' guidelines, in accordance with the requirements set forth in Decrees 2360 and 2653. Also, according to Decree 1886 of 1994, BC may not make a loan to any shareholder that holds directly more than 10% of its capital stock, for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding directly or indirectly 20% or more of BC's capital stock exceed 20% of BC's Technical Capital. In addition, no loan to a single financial institution may exceed 30% of BC's Technical Capital. As of December 31, 2002, BC's lending limit per borrower on an unconsolidated basis was Ps 82,333 million for unsecured loans and Ps 205,832 million for secured loans. If a financial institution exceeds these limits, the Superintendency of Banking may impose a fine up to twice the amount by which any such loan exceeded the limit. At December 31, 2002, the Bank was in compliance with these limitations.

         The Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans.

         The Bank is also subject to limits on risk concentration. Pursuant to Decree 2360, exposure to any individual or entity is limited to 30% of the Bank's Technical Capital, on a consolidated basis. Risk exposure includes loans, leasing transactions and equity and debt investments.

OWNERSHIP RESTRICTIONS

         BC is organized as a limited liability stock corporation under Colombian law and is governed by laws that regulate the activities of private companies, such as the Colombian Commerce Code. The Commerce Code requires companies such as BC to have at least five shareholders at all times and provides that no single shareholder may own 95% or more of BC's subscribed capital stock. Article 262 of the Colombian Commerce Code prohibits BC and its directly owned subsidiaries (but not its indirect subsidiaries) from acquiring capital stock of BC.

         Pursuant to Decree 663 adopted by the government on April 2, 1993, as amended by Law 795 of 2003, any transaction resulting in an individual or corporation holding 10% or more of any class of capital stock of any Colombian financial institution, including in the case of BC, transactions resulting in holding ADRs representing 10% or more of the Preference Shares underlying ADSs, must receive prior authorization from the Superintendency of Banking. In granting its approval, the Superintendency of Banking will evaluate the proposed transaction based on the criteria and guidelines specified in Law 510 of 1999, as amended by Law 795 of 2003. Transactions entered into without the Superintendency of Banking's prior approval are void, and cannot be recorded in the stock registry of the financial institution.

Foreign investors are subject to and receive the same treatment as Colombian citizens with respect to the above transactions.

         In addition to the above restriction, pursuant to Resolution 400 of 1995, as amended, issued by the Superintendency of Securities, any transaction involving the sale of publicly traded stock of any Colombian company, including in the case of BC, any sale of the Preference Shares (but excluding any sale of ADSs), for UVR equivalent to Ps 66,000 or more, must be effected through one of Colombia's stock exchanges. Separately, Resolution 400 of 1995 also requires prior authorization of the Superintendency of Securities in order to offer to purchase in the public market 10% or more of the issued and outstanding capital stock of any Colombian company (including in the case of BC, Preference Shares and Common Shares), unless the purchaser is acquiring the stock pursuant to a public offer directed to all shareholders of such a company.

         These limitations may affect the market liquidity of the Preference Shares and the ADSs.

DEPOSIT INSURANCE

         To protect the customers of commercial banks and certain financial institutions, Resolution 1 of 1988 of the Board of Directors of Fogafin, as amended ("Resolution 1"), requires mandatory deposit insurance. Under Resolution 1, banks must pay an annual premium of 0.3% of total funds received on deposit and checking accounts, certificates of deposit and bonds. If a bank is liquidated, the deposit insurance will cover 75% of all funds deposited by an individual or corporation with such bank, up to a maximum of Ps 10 million. Thus, the maximum amount that a customer of a liquidated financial institution is entitled to recover under deposit insurance is Ps 7.5 million.

INTERVENTION RIGHTS OF THE SUPERINTENDENCY OF BANKING

         According to laws 510 of 1999 and 795 of 2003, and subject to the prior consent of the Advisory Board of the Ministry of Finance and the Minister of Finance's approval, the Superintendency of Banking may seize the operations and assets of a bank in order to manage it or proceed with its liquidation, if such bank:

-     suspends the payment of its debts;

-     does not allow the Superintendency of Banking to inspect its records;

- repeatedly fails to comply with the instructions of the Superintendency of Banking;

-     repeatedly violates Colombian law or its own by-laws;

-     repeatedly manages its operations in an unauthorized or unsafe manner;

- allows its shareholders' equity to fall below 50% of its outstanding capital stock;

- provides materially misleading information to the Superintendency of Banking;

-     fails to comply with applicable capital adequacy requirements; or

-     fails to comply with the adopted recovery programs.

              The Superintendency of Banking may immediately seize the operations and assets of a bank if: (a) its Technical Capital falls below 40% of the minimum capital adequacy requirements, or (b) the term to implement a restructuring program mandated by the Superintendency of Banking has lapsed. Rather than seizing the operations and assets of a bank, the Superintendency of Banking may adopt other preventive measures, such as imposing additional reserve requirements on the commercial bank, ordering the increase of its capital stock or the investment of certain or all of its assets, and placing the bank under special surveillance.

C. ORGANIZATIONAL STRUCTURE

The following is a list of Bancolombia's significant subsidiaries:



COLOMBIAN SUBSIDIARIES



FIDUCOLOMBIA S.A.

         Fiducolombia S.A. is a trust company, 85.93% owned by BC (consolidated), formed upon the merger in December 1998, of the trust companies of BIC, Banco de Colombia, Sufibic and Fiducolombia. Fiducolombia's services include financial, guarantee, real estate, management and administration trusts. As of December 31, 2002 Fiducolombia managed approximately Ps 7,000 billion in assets from approximately 39,800 customers.

         Fiducolombia is the leader in the mutual fund and public trust market in Colombia and has been approved by Morgan Guaranty Trust and The Bank of New York to act as custodian for ADRs and GDRs.

         In 2002, Duff and Phelps of Colombia rated Fiducolombia "AAA" for the strength in portfolio management. Also, BCR Investor Services rated Fiducolombia "AAA" in counterpart risk. Moreover, IQNet, the international certification network, extended Fiducolombia's certificate with NTC/ISO 9001:2000 on Quality Management for management and investment procedures in mutual funds, individual portfolios and trust operation.

         Fiducolombia's headquarters are located in Bogota, and the company has branches in Medellin, Cali and Barranquilla and offices in Manizales, Pereira and Bucaramanga.

ALMACENAR S.A.

         Almacenar S.A., (Almacenar), which is a 98.25% owned subsidiary of BC (consolidated), was formed upon the merger, in May 1998, of the bonded warehousing subsidiaries of BIC, Banco de Colombia, Almabic and Almacenar. Almacenar, which is certified under ISO 9002/94, carries out bonded warehousing, freight forwarding, customs agency operations and other logistics services in Colombia.

         Almacenar has a reputation for being the leading logistics operator in Colombia, with 848 employees and 17 offices throughout the country.

         In line with Almacenar's strategy, its logistics business (international trade, inventory management and distribution) grew 58% in 2002 reaching a 66% share of total market revenues.

         As of December 2002, Almacenar had increased its total revenue by 19.8% from the prior year. During the year ended December 31, 2001, Almacenar's total income increase by 20.13% compared to the previous year.

COLCORP S.A.

         Colcorp S.A. ("Colcorp"), a financial corporation established in 1994, is BC's largest Colombian subsidiary. As of December 31, 2002, BC beneficially owned 100% of Colcorp's capital stock.

         Colcorp engages primarily in asset management and investment banking services. As of December 31, 2002, Colcorp S.A. had over Ps 201,000 million assets under management, invested in a diversified portfolio of Colombian economic sectors, including agriculture, telecommunications and public infrastructure.

         As part of its investment banking activities, Colcorp S.A. offers specialized advisory services to private companies and government entities in areas such as mergers and acquisitions, project finance, syndicated loans and debt restructuring, both in Colombia and abroad.

         For the year ended December 31, 2002, Colcorp had a net income after taxes of Ps 7,252 million.

LEASING COLOMBIA S.A.

         Leasing Colombia S.A. ("Leasing Colombia") was a subsidiary of Banco de Colombia S.A. before the Merger and has been operating since the 1970s. Leasing Colombia, which is now 99.98% beneficially owned by BC (consolidated), provides lease financing and other leasing products for the industrial and corporate markets, as well as automobile leases and other such leasing products for the consumer market. Its headquarters are in Bogota, with offices in Medellin, Cali, Barranquilla, Pereira Manizales and Bucaramanga.

         As of December 31, 2002, Leasing Colombia had approximately Ps 308,046 million in real estate and equipment under lease. Leasing Colombia arranges lease financing primarily for the public works and transportation sectors, but also for the construction, trade, manufacturing, cargo transport and electricity sectors. Leasing Colombia is the third largest leasing company in Colombia (based on amount of lease receivable) with a market share of approximately 12% at December 31, 2002, as reported by the Superintendency of Banking.

COMISIONISTA DE COLOMBIA S.A.

         Comisionista de Colombia S.A. ("Comisionista de Colombia"), which is 99.99% beneficially owned by BC (consolidated), is a brokerage house that operates in both the equity and debt markets and is a member of the Colombian Stock Exchange. In addition, Comisionista de Colombia manages its own mutual fund ("Opcion Colombia"). As of December 31, 2002, it had assets totaling approximately Ps 16,822 million, gross revenues for the year was approximately Ps 12,804 million and net income for the year was approximately Ps 1,412 million. As of December 31, 2002 Comisionista de Colombia managed approximately Ps 417,167 million in assets for more than 65,500 clients. In 2002, Duff and Phelps rated Comisionista de Colombia AA- (with positive outlook) for portfolio management risk and for its mutual fund Opcion Colombia and 4/AA+ for market and credits risks.

OFF-SHORE SUBSIDIARIES

         BC's international banking operations were established to support and enhance the domestic business of the Bank. They are conducted through the Bank's head office in Medellin, and through its wholly-owned direct and indirect bank subsidiaries (Bancolombia Panama, Bancolombia Cayman, Sinesa, Sinesa Holding and Future Net, Inc.) based in Panama, Cayman Islands and British Virgin Islands. In addition, the Bank has a banking license in Venezuela. During 2002, BC completed the voluntary liquidation of its banking license in Montserrat.

         Bancolombia Panama was established in 1972 and provides a complete line of banking services mainly outside Panama, including loans to Colombian private sector companies, trade financing, lease financing, financing for industrial projects and a complete portfolio of products for private banking clients. Leasing operations relate mainly to equipment and machinery purchases for technological modernization and for expansion of the production capacity of its customers in Colombia.

         As of December 31, 2002, Bancolombia Panama and its wholly-owned subsidiaries had total consolidated assets of US$962 million. Bancolombia Panama's consolidated loans outstanding to borrowers in Colombia, Brazil, Costa Rica, the United States, Panama, the Dominican Republic and Venezuela, as of December 31, 2002, were US$303.2 million, US$3.4 million, US$2.1 million, US$2 million, US$1.3 million, US$1.5 million, and US$10.3 million, respectively. Funding sources included demand deposits of US$259 million and time deposits of US$585 million. As of December 31, 2002, Bancolombia Panama had an investment portfolio of US$530 million and shareholder's equity of US$102 million. Bancolombia Panama had consolidated net income for the fiscal year ended December 31, 2002 of US$21 million. (This financial information has been provided under Colombian GAAP).

         Through its affiliates Bancolombia Panama and Bancolombia Cayman, Bancolombia offers its customers investment opportunities denominated in dollars, such as checking accounts, money market accounts, savings accounts, time deposits and investment funds.

OTHER INVESTMENTS AND INTERESTS

         In addition to investments in the foregoing subsidiaries, the Bank has made several equity investments, which in accordance with Colombian law are limited to financial companies. As of December 31, 2002, the sum of the book value of the issuers of the securities representing these investments and dividends received amounted to Ps 118,874 million.

         The following table sets forth information regarding BC's investments in such financial companies as of, and for the year ended December 31, 2002:

                                                                                    % Shares
                                                                                      Owned         Dividends
                                                                                    (Direct or      Received
                      Company                                  Business            indirectly)        by BC
                      -------                                  --------            -----------        -----
                                                                                                  (in millions
                                                                                                    of pesos)
Conavi (1)                                           Saving and Loans Banking         28.52         11,279

Proteccion (Sociedad Administradora de Fondos de     Severance and Pension Fund       7.42           1,385
  Pensiones y Cesantias S.A.)                        Management
Deceval (Deposito Central de Valores S.A.)           Securities Depositary            6.97             114
Corfinsura (Corporacion Financiera Suramericana
  S.A.)                                              Finance Corporation              4.62               -
Bladex  (Banco Latinoamericano de Exportaciones)     Export Finance                   0.43              20

---------------

(1) BC increased its ownership in CONAVI from 23.91% on December 31, 2000 to 28.52% on December 31, 2000 and 2001 respectively, after BC purchased 1,922,007,608 common shares. At and for the year ended December 31, 2002, CONAVI had total assets of Ps 3,958,936 million (nominal Pesos), total shareholders' equity of Ps 349,463 million (nominal pesos) and net income of Ps 67,498 million (nominal pesos).

         Bancolombia is also a shareholder of Multienlace S.A. ("Multienlace"). Multienlace provides technical and administrative services to the Bank and other entities, including Conavi, Fiducolombia, Suramericana de Seguros de Vida and Suramericana de Capitalizacion and Proteccion. Although Multienlace is not a financial entity, Colombian law allows a financial institution such as BC to invest in companies that provide services that are related to the operations of a financial institution. As of December 31, 2002, BC owned 49.44% of the voting stock of Multienlace, which had total assets of Ps 28,406 million (nominal pesos), total shareholders' equity of Ps 16,172 million (nominal pesos) and a net income for the year of Ps 1,854 million (nominal pesos).

D. PROPERTY, PLANT AND EQUIPMENT

         BC owns its principal executive offices, located at Calle 50, No. 51-66, Medellin, Colombia. As of December 31, 2002, BC had 340 office locations throughout Colombia, of which 176 were owned and 164 were leased. BC also owns and leases properties in various locations across Colombia for the storage of documents and for back-office and administrative operations.

         Bancolombia Panama owns its principal executive offices, which are located in Panama City, Panama.

         As of December 31, 2002, the net book value of all premises and equipment owned by the Bank was approximately Ps 317,724 million.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

A. OPERATING RESULTS



IN GENERAL

         The following discussion should be read in conjunction with the Bank's audited consolidated financial statements attached to this Annual Report. The financial statements have been prepared in accordance with Colombian GAAP.

         As of January 1998, BC had purchased 51% of the outstanding capital stock of Banco de Colombia in connection with the Merger. As a result of this majority ownership, BC's results of operations for the year ended December 31, 1998, include amounts attributable to Banco de Colombia's results of operations for such period and BC's financial position as of December 31, 1998, includes the assets and liabilities of Banco de Colombia as of that date. The Merger was completed in April 1998 through the exchange of shares of BC for the remaining 49% of the outstanding capital stock of Banco de Colombia. Since the Bank's results of operations for the years ended December 31, 1998, December 31, 1999, December 31, 2000, December 31, 2001 and December 31, 2002, reflect amounts recognized from the combined operations for such period, they cannot be divided between or attributed directly to either of the former entities nor can they be directly compared to prior periods. Any financial information herein for the year ended December 31, 1997, does not give effect to the Merger and, as such, reflects only the results of operations and financial condition of the former BIC and cannot be directly compared with future periods. In accordance with Colombian GAAP, the Bank began to consolidate its financial statements to include the results of operations of Banco de Colombia as of January 1, 1998.



ADJUSTMENTS FOR INFLATION

         The consolidated financial statements, as previously required by law, were adjusted for the effects of inflation occurring from January 1, 1992 to December 31, 2000. See "Exchange Rates; Inflation."

         Accordingly, the "non-monetary inflation adjustment" reported in the Bank's consolidated statements of operations for the year ended December 31, 2000 is the result of netting or offsetting the following items:

-     a credit (or income entry) for inflation affecting non-monetary assets;

- a charge (or expense entry) for inflation affecting non-monetary liabilities and shareholders' equity; and

- charges and credits (for expense and income entries) representing inflation adjustments made to expenses and revenues, respectively.

         Monetary balances were not adjusted for inflation because they reflect the purchasing power of the currency at the date of the balance sheet. Publicly traded equity securities were not adjusted for inflation because they were recorded at their fair market value. Permanently held securities, however, were adjusted for inflation until September 30, 1998. Foreign currency balances were not adjusted since they were (and continue to be) translated into Colombian pesos at the date of the balance sheet and reflect the purchasing power of the currency on that date. The inflation-adjusted cost of the Bank's non-monetary assets may not exceed the net market value of such assets.

         The net loss from exposure to inflation for the year ended December 31, 2000, is reflected as "Net monetary inflation adjustment" in the Bank's Consolidated Statements of Operations.

         Our profitability depends principally on the difference between interest earned on loans and investments and the interest paid on deposits and borrowings and on our ability to earn commissions. In addition, our profitability depends significantly on factors such as regulation, competition, interest rates, taxes, foreign exchange rates, securities market conditions and general local and global economic conditions.

         Below is a description of the economic situation in Colombia, followed by a description of the relevant conditions of the Colombian financial system.



ECONOMIC ACTIVITY IN COLOMBIA



IN GENERAL

         Since 1950 and until 1998, Colombia enjoyed positive real gross domestic product ("GDP") growth in every year (ranging from a low of 0.6% in 1998 to a high of 8.47% in 1978) and relatively stable rates of inflation (with a low of 2.2% in 1955 and a high of 32.6% in 1963). In 1997, Colombia registered real GDP growth of 3.4%. During 1998, as a consequence of sharply higher domestic interest rates, the effects of the El Nino weather phenomenon on the agricultural sector, the negative effects of the financial crisis in Asia and Russia and the significant decline in international crude oil and other commodities prices, the Colombian economy suffered a severe slowdown, growing by just 0.6% during the year. The economy worsened in 1999, registering negative real growth of 4.2%, the deepest recession in Colombian economic history. Inflation, as measured by the change in the consumer price index, averaged 17.7% in 1997, 16.7% in 1998 and 9.2% in 1999. In 2000 and 2001, the economy resumed economic growth, with GDP increasing by 2.7% and 1.6% in real terms, respectively, at the same time that inflation declined to 8.8% in 2000 and 7.7% in 2001. According to preliminary figures, real GDP growth for the year ended December 31, 2002 was 1.65%. Real GDP growth was 0.47%, 2.31%, 1.91% and 2.18%
during the first, second, third and fourth quarters of 2002, respectively. The sectors of the economy that experienced the largest increases in real growth during 2002 were construction and financial services. The Government's current official projection for real GDP growth for 2003 is approximately 2%.

         Colombia's ratio of debt to gross domestic product ("GDP") increased from 39.0% in 1999 to 45.1% in 2000 and to 47.7% in 2001. Official figures for 2002 have not yet been released, but the ratio of debt to GDP is expected to have exceeded 50% in 2002. In December 2002, Congress authorized the issuance of up to $16.5 billion in external debt over the next four years. Although Congress approved tax, pension and labor reform legislation on December 20, 2002, and the Government has proposed additional legislation to reduce Government expenditures, the debt to GDP ratio is expected to continue to increase due to slow economic growth and the current level of government spending. For a further discussion of the reforms passed by Congress, see "Public Sector Finances-Recently Enacted Fiscal Reforms."

         On November 16, 2002, President Uribe's administration announced its intention to propose to Congress a four-year national development plan entitled "Hacia un Estado Comunitario" (Towards a Communitarian State). The proposed plan, seeks to increase annual real GDP growth and reduce the unemployment rate and the public sector deficit through economic growth incentives. The proposed plan calls for total expenditures of Ps 108 trillion, of which Ps 65.7 trillion would be spent on social programs, Ps 27.6 trillion would be spent on infrastructure improvements and Ps 3.2 trillion would be spent on defense. As part of its goal to reduce the fiscal deficit and modernize the State, the plan calls for the Government to trim the public workforce by an estimated 40,000 employees. The Government's development plan has been submitted to Congress, but no assurances can be given that it will be adopted in the form proposed by the Government, if at all, or that it will achieve its stated objectives.

INTERNAL SECURITY

         Due to continued attacks by rebel groups against the Colombian population, the Government extended the State of Emergency until May 6, 2003. See "Item 3. Key Information - B. Risk Factors - Colombia Has Experienced Several Periods of Violence and Instability".

EMPLOYMENT AND LABOR

         Employment suffered a considerable decline during the past ten years. In 2002, the unemployment rate reached 18%. A labor reform approved by Congress in December, 2002 and a higher economic growth are expected to improve the unemployment situation.

INTEREST RATES AND INFLATION

         The DTF was 7.8% in December 2002, as compared to 11.4% in December 2001. Interest rates slightly decreased in 2003, with the DTF registering 7.6% on March 20, 2003.

         Consumer inflation (as measured by the change in the consumer price index, or "CPI") for the twelve months ended December 31, 2002 was 7.0%, as compared to 7.7% for the twelve months ended December 31, 2001, and 8.8% for the twelve months ended December 31, 2000.

         Producer price inflation (as measured by the change in the producer price index, or "PPI") for the twelve months ended December 31, 2002 was 9.3%, as compared to 6.9% for the twelve months ended December 31, 2001.

         The following table sets forth changes in the consumer price index
(CPI), the producer price index (PPI) and average 90-day deposit rates (DTF) during 2002.

INFLATION AND INTEREST RATES IN 2002

                                                                 SHORT-TERM
                                     CONSUMER      PRODUCER      REFERENCE
                                   PRICE INDEX    PRICE INDEX       RATE
                                     (CPI)(1)      (PPI)(1)       (DTF)(2)
                                     --------      --------       --------
        2002
        January..............          7.4%          5.5%          11.2%
        February.............          6.7           4.0           10.8
        March................          5.9           3.5           10.6
        April................          5.7           2.5           10.0
        May..................          5.8           2.3            9.1
        June.................          6.3           2.9            8.4
        July.................          6.2           3.8            7.9
        August...............          6.0           4.8            7.9
        September............          6.0           6.8            7.9
        October..............          6.4           8.9            7.9
        November.............          7.1           9.0            7.9
        December.............          7.0           9.3            7.8

------

(1) Percentage change over the previous twelve months at the end of each month indicated.

(2) Average for each month of the short-term composite reference rate (depositos a termino fijo or "DTF", as calculated by the Superintendency of Banks

Sources: DANE and Banco de la Republica.

INTERNATIONAL RESERVES

         International Reserves. Net international reserves increased from $10.2 billion at December 31, 2001 to $11 billion at February 28, 2003.

PUBLIC SECTOR ACCOUNTS

         The Government revised its 2002 Central Government deficit target to 6.4% of GDP, from the 4.8% target included in its previous agreement with the International Monetary Fund ("IMF"). Preliminary figures indicate that the Central Government deficit for the first nine months of 2002 totaled

Ps 7.9 trillion, a 64.5% increase as compared to the Ps 4.8 trillion deficit registered in the same period of 2001.

2002-2004 INTERNATIONAL MONETARY FUND PROGRAM

         On January 15, 2003, Colombia and the International Monetary Fund ("IMF") signed an agreement, effective December 2002, for an Extended Fund Facility of approximately US$2 billion in connection with the Government's new two-year macroeconomic program. The facility may be used to support imbalances in Colombia's external accounts, although disbursements under the IMF program are conditional on achieving certain targets. These targets are based on estimates and assumptions, and there can be no assurance that Colombia will be able to achieve all or any of them.

         The agreement's macroeconomic goals include:

MACROECONOMIC FRAME                                          2003 GOAL
-------------------                                          ---------

Economic growth.........................................     between 2.0% and 2.5%
Inflation...............................................     between 5% and 6%
Current Account Deficit.................................     0.8% of GDP
Consolidated Public Sector Deficit......................     2.5% of GDP
Primary Surplus.........................................     3% of GDP

RECENTLY ENACTED FISCAL REFORMS

         The Government has committed to a sustained reduction of the fiscal deficit and to that end Congress approved the following reforms in December 2002:

         Pension Reform: This bill modifies the official retirement age and increases payroll taxes in order to reduce the rate of growth of pension expenditures.

         Tax Reform: The Government expects to increase its revenues and reduce its fiscal deficit through this reform, which seeks to increase Central Government revenues by Ps 2.6 trillion in 2003 and by Ps 10.6 trillion over the next four years. This law will phase out most tax exemptions over the next five years; impose a surcharge of 10% over the marginal income tax rate; increase the value-added tax ("VAT") to 7% for certain products; institute, as of 2005, a 2% VAT on products currently exempt from VAT; introduce a 5% VAT on gambling; and toughen tax evasion penalties.

         Labor Reform: This bill legislates changes to the hiring process and modifies the laws regarding work hours and overtime pay.

PROPOSED REFORMS

         Constitutional Referendum: In November and December 2002, Congress approved a proposed referendum, which would submit eighteen issues to a vote of the Colombian population. Some of the economic measures proposed would freeze wages of high-ranking civil servants for a four-year period and limit the pensions of former Presidents of the Republic and other high-ranking officials. The President has signed the bill into law and the Constitutional Court must now determine whether the law is constitutional. If the legislation is deemed constitutional, it will be voted upon in a national referendum in the second quarter of 2003. No assurances can be given that this referendum will be adopted, or that it will be adopted in the form proposed by the Government.

FINANCIAL SECTOR

         Colombia's financial sector had a total gross loan portfolio of Ps 50.2 billion at December 31, 2002, as compared to Ps 47.6 trillion at December 31, 2001 and Ps 47.2 trillion at December 31, 2000. Past-due loans amounted to Ps
4.3 trillion at December 31, 2002, consistent with a similar amount of Ps 4.6 trillion at December 31, 2001 and as compared to Ps 5.2 trillion at December 31, 2000. As a percentage of total loans, past-due loans fell from 11% at December 31, 2000 to 9.7% at December 31, 2001 and further decreased to 8.7% at December 31, 2002. The provisions covering past-due loans increased from 49.6% at December 31, 2000 to 74.7% at December 31, 2001 and to 86.3% at December 31, 2002.

         In 2002, the financial sector had aggregate earnings of Ps 1.1 trillion (excluding results of special government-owned development banks), compared to Ps 0.3 trillion in 2001, after sustaining a loss of Ps 1.8 trillion in 2000.

         The following tables show the results of the financial sector as of, and for the year ended December 31, 2002.

                      SELECTED FINANCIAL SECTOR INDICATORS
     (IN MILLIONS OF PESOS AS OF, AND FOR THE YEAR ENDED, DECEMBER 31, 2002)

                                           ASSETS               LIABILITIES             NET WORTH      EARNINGS/(LOSSES)
                                           ------               -----------             ---------      -----------------

Private Sector Institutions.............  Ps72,451,066          Ps63,866,793           Ps8,584,273        Ps  852,313
Cooperatives............................           412                   311                   101                 20
State-Owned Institutions(1).............    16,826,268            15,442,137             1,384,131            223,491
                                          ------------          ------------           -----------        -----------
Total...................................  Ps89,277,746          Ps79,329,241           Ps9,968,505        Ps1,075,824
                                          ============          ============           ===========        ===========

----------
Totals may differ due to rounding.

(1)  Includes Special Financing Institutions.

Source: Superintendency of Banking.


   GROSS DOMESTIC PRODUCT - FINANCIAL ACTIVITY (ANNUAL PERCENTAGE VARIATIONS)

                                     1999        2000        2001                              2002
                                                                      -----------------------------------------------------
                                    ANNUAL      ANNUAL      ANNUAL    1ST QUARTER  2ND QUARTER   3RD QUARTER   4TH QUARTER*
                                    ------      ------      ------    -----------  -----------   -----------   ------------
Financial Intermediation            (15.31%)    (1.47%)      (1.85%)     (2.76)%      (7.77%)        1.18%          4.2%
Services......................
Imputed Banking Services......      (19.54%)    (0.29%)      (6.14%)    (10.39%)        4.4%        (10.98%)       (8.07%)
Gross Domestic Product........       (4.2)%     (2.74%)       1.4%        0.47%        2.31%         1.91%          2.5%

*   Estimated

Source: DANE

         The financial sector showed significant growth in the return on equity indicator, from 3.1% in 2001 to 10.8% in 2002, similar to the levels shown before the financial crisis.

         Other financial management indicators followed a similar trend. The administration expenses over total assets indicator for the entire financial system, including depreciations and amortizations, dropped from 7.15% to 6.89% between 2001 and 2002.

         The growth of assets, although still far from the rates experienced before the crisis, has recovered and shows positive results with Ps 89.3 trillion at December 31, 2002, compared to Ps 84.5 trillion in 2001 and Ps 80.4 trillion in 2000. The most significant growth rate was recorded for investments, with

13.2% for the financial system in the December 2001 to December 2002 period. For banks only, the growth rate was even higher (15.8%).

         The government has taken measures to facilitate loan financing. Recently, the financial reform authorized the Superintendency of Banking to differentiate interest rates by type of loan, which is expected to encourage intermediaries to lend resources to sectors with high risk rating.

         Loan quality and coverage also showed improvement. While as of December 2001, the financial system's loan coverage was 74.7% and loan quality was 9.7%, as of December 2002, the coverage was 86.3% and the loan quality 8.73%. For December 2001, coverage for the banking sector alone was 73.4% and loan quality was 10.3%; for December 2002, the coverage was 82.84% and loan quality was 9.47%.

         The implementation of loan risk management systems has strengthened the financial system's reliability. The calculation of expected losses when granting a loan and the establishment of the provision needed to protect the equity at risk are crucial in modern banking management.

         The solvency index for the financial system in the aggregate was 12.57% as of December 31, 2002, without considering market risk, or 13.33% considering such risk. Such levels are significantly better than those immediately after the 1998 and 1999 crisis, when amounts observed were slightly above 9.0%. Although the solvency indicator of December 2002, is slightly lower than the solvency indicator before the crisis, it should guarantee the financial system's stability and should be able support an eventual recovery of loan growth. With the current equity values, the financial system's capital adequacy is able to support additional risk assets for a little more than 30% of the risk assets it currently has, without reducing below 10% its solvency ratio, including market risk.

         Value-added services related to financial activity, which decreased by 1.47% in 2000, and by 1.85% in 2001, increased by 1.18% in the third quarter of 2002. An annual growth of 2.52% is expected for 2002.

         Imputed banking services, which reflect the value of financial intermediation, dropped 19.54% in 1999 and 0.29% in 2000, and 10.98% in the third quarter of 2002. A further 6.46% reduction is estimated for 2002.



RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2002

         The Bank's operating and financial review and prospects are based on the Bank's consolidated financial statements, which have been prepared in accordance with Colombian GAAP. The use of Colombian GAAP as opposed to U.S. GAAP has an impact on the Bank's critical accounting policies and estimates. The application of U.S. GAAP would have affected the determination of consolidated net income (loss) for the period ended December 31, 2002 and the determination of consolidated stockholders' equity and consolidated financial position as of December 31, 2002. Note 31 to the Financial Statements provides a reconciliation to U.S. GAAP of the Bank's results of operations, stockholders' equity and certain other selected financial data.

RESULTS OF OPERATIONS

         BC's net income for 2002 amounted to Ps 210,380 million, a 34.4% increase compared to the net income of Ps 156,533 million in 2001. This increase is mainly explained by the decreasing growth rate of the Bank's operational expenses and by the reduction of expenses related to the Merger. Operational expenses increased 10.4% in 2002 compared to 14.2% in 2001, and expenses related to the Merger were

Ps 33,028 in 2002, that is, Ps 9,179 million lower than in 2001. Although the net interest income - determined negatively as a result of the market's rate reduction - dropped 22.9%, other operational income increased 33.7%.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                         2000          2001          2002
                                                         ----          ----          ----
                                                              (in millions of  pesos)
NET INCOME (LOSS):
  Net interest income ............................     Ps383,778     Ps352,683     Ps271,961
  Provision for loan and accrued interest losses .      (152,296)      (73,953)     (115,154)
  Provision for foreclosed assets and other assets      (112,219)      (63,537)      (71,212)
  Other operating income .........................       341,971       620,188       828,977
  Non-operating income (expense) .................        67,792        51,000        79,787
  Net monetary inflation adjustment ..............         4,209            --            --
  Operating expenses .............................      (573,524)     (654,756)     (722,773)
  Merger expenses ................................       (44,828)      (42,207)      (33,028)
  Income (loss) before taxes .....................       (85,117)      189,418       238,558
  Minority interest ..............................          (767)       (1,310)       14,440
  Income tax .....................................       (28,106)      (31,575)      (42,618)
                                                      ----------     ---------     ---------
  Net income (loss) ..............................    Ps(113,990)    Ps156,533     Ps210,380
                                                      ==========     =========     =========

         Net income from Personal Banking and Intermediate Banking was Ps 249,518 million in 2002, mostly as a result of higher intermediation margins, larger commissions, increased revenues from affiliates, and a reduced allocation of operational costs under a new cost allocation model implemented by the Bank in 2002. Net income from Corporate Banking was Ps 55,125 million in 2002, affected by an increased allocation of operational costs under the new cost allocation model implemented by the Bank in 2002. Net income from Enterprise Banking was Ps 46,581 million in 2002 due to higher commissions and higher revenues from affiliates. Net income from Institutional Banking increased to Ps 55,566 million in 2002 mostly as a result of business transacted through Bancolombia Panama, the Bank's Panamanian subsidiary. Finally, income from trustee services rendered through Fiducolombia S.A. was Ps 12,363 in 2002. Since the foregoing information for 2002 reflects the use of a new cost allocation model, it is not directly comparable to similar information from prior periods.

INTEREST INCOME


Gross Interest Income

         Due to the reduction of interest rates and despite a 5.4% growth in average loans, interest income from loans dropped 10.5% in 2002 as compared to 2001. Interest income from overnight funds and investment securities also decreased, although gains from the sale of investment securities, reflected in our Financial Statements under "other operating income", increased 133.2% in 2002.

         BC's interest income increased 4.6% in 2001, from Ps 842,633 million in 2000 to 881,757 million in 2001. The volume effect of higher interest-earning assets (26.3%) basically influenced this increase, since the rate effect was negative due to the decrease in the average nominal interest rate of these assets (from 14.2% to 11.7%). The average nominal interest rate of the peso-denominated loans did increase (from 17.5% to 18.2%) but was counteracted by the rate reductions of other interest-earning assets.

Interest Expenses

         BC's interest expenses dropped 11.9% between 2001 and 2002, from Ps 529,074 million in 2001 to Ps 466,223 million in 2002. This decrease is explained by a substantial decline in average nominal interest rates for interest-bearing liabilities from 8.2% in 2001 to 5.9% in 2002 (due to market rates), with the average volume of interest-bearing liabilities increasing 21.7%.

         BC's interest expenses increased 15.3% in 2001, from Ps 458,855 million in 2000 to Ps 529,074 million in 2001. This increase is explained by the higher volume of interest-bearing liabilities (increasing an average of 20.9% between 2000 and 2001), since the total average nominal interest rate decreased between both periods, from 8.6% to 8.2%. This decrease was caused by the lower dollar-denominated average nominal interest rate, which decreased from 6.6% to 4.8% because the corresponding peso-denominated increased from 9.8% to 10.1%.


Net Interest Income

         BC's net interest income, decreased 22.9% during 2002, from Ps 352,683 million for 2001 to Ps 271,961 million for 2002. This decrease was mainly the result of an overall reduction of interest rates, which determined a 16.3% decrease of interest income, without a correlative offsetting reduction of interest expense, which dropped only 11.9%. While the average yield on interest-earnings assets dropped 370 basis points, from 11.7% in 2001 to 8.0% in 2002, the average cost on interest-bearing liabilities dropped only 200 basis points, from 7.0% in 2001 to 5.0% in 2002. The combination of these two factors determined a reduction of the net interest margin from 4.7% for the year 2001 to 3.0% for 2002, which was not offset by the balance's dynamics, despite a 22.7% increase in total average interest-earning assets.

         BC's net interest income was Ps 352,683 million in 2001 compared to Ps 383,778 million in 2000. This decrease was caused by the decline of the net interest margin ("NIM"), from 6.5% in 2000 to 4.7% in 2001. Nevertheless, NIM does not include gains on sales of investment securities, which amounted Ps 159,883 million in 2001 and are aggregated in other operating income. During year 2000, gains on sales of investment securities were Ps 30,335 million.

         The components of the Bank's consolidated net interest income before provisions for loan and accrued interest losses are reflected in the following table:


                                                             YEAR ENDED DECEMBER 31,
                                                             -----------------------
                                                         2000         2001         2002
                                                         ----         ----         ----
                                                              (in millions of pesos)
INTEREST INCOME:
Loans ............................................     Ps678,583    Ps811,446    Ps726,112
Investment securities ............................       145,575       48,658          247
Overnight funds ..................................        18,475       21,653       11,825
                                                       ---------    ---------    ---------
        Total interest income ....................       842,633      881,757      738,184

INTEREST EXPENSE:
Time deposits and checking accounts ..............       276,451      326,339      273,253
Savings deposits .................................        87,629      113,156      106,825
Borrowings from domestic development banks .......        41,530       40,722       49,317
Interbank borrowings .............................        42,094       20,160        9,404
Amortized premium on investments .................         7,714       27,120       26,645
Long-term debt ...................................         3,437        1,577          779
                                                       ---------    ---------    ---------
        Total interest expense ...................       458,855      529,074      466,223

        Net interest income ......................     Ps383,778    Ps352,683    Ps271,961
                                                       =========    =========    =========

                                                             YEAR ENDED DECEMBER 31,
                                                             -----------------------
                                                         2000         2001         2002
                                                         ----         ----         ----
                                                              (in millions of pesos)
Average nominal interest rates on loans ..........          15.5%        15.8%        13.4%
Average nominal interest rates on time deposits ..          10.3%        10.2%         7.3%
Average nominal interest rates on savings deposits           6.3%         6.6%         4.9%


                 PROVISIONS FOR LOAN AND ACCRUED INTEREST LOSSES

         The Bank's provisions for loan and accrued interest losses, net of recoveries, increased 55.71%, from Ps 73,953 million in 2001 to Ps 115,154 million in 2002. This increase was a result of higher general provisions.

         As of December 31, 2002, 70.68% of the Bank's overdue loans were non-performing. Allowances for loan and accrued interest losses, as a percentage of the non-performing loans, were 316.80% in 2002, and 122.95% in 2001 mainly due to an increase in general provisions and improvement in the financial situations of our clients.

         The allowances for loan losses under U.S. GAAP differ from those under Colombian GAAP. Under Colombian GAAP, an allowance for loan losses is created for each individual loan based on the risk classification system established by the Superintendency of Banking. Additionally, the Superintendency of Banking requires a general allowance of 1% of the total loans. This general reserve, not tied to any specific loans, is established to absorb losses inherent in the existing loan portfolio in future periods. Under U.S. GAAP, FASB Statement No. 114 established an individual test for impaired loans. This is measured based on the present value of expected future cash flows, market price or fair value of collateral, if the loan is collateral dependent. As of December 31, 2000, 2001 and 2002, the allowances for loan losses existing under Colombian GAAP were Ps 285,565 million, Ps 271,729 million and Ps 332,324 million, respectively, and the allowances that would have been required under U.S. GAAP were Ps 227,247 million, Ps 223,227 million and Ps 339,612 million, respectively.

           OTHER OPERATING INCOME

         The following table summarizes the components of the Bank's other operating income for the period under review:

                                                                             YEAR ENDED DECEMBER 31,
                                                                             -----------------------
                                                                        2000         2001         2002
                                                                        ----         ----         ----
                                                                            (in millions of pesos)
OTHER OPERATING INCOME:
    Fees and service charges, net................................     Ps218,035    Ps265,382    Ps292,308
    Foreign exchange gain (loss), net............................        12,451       20,345       93,371
    Dividend income(1)...........................................         5,223        2,665       19,491
    Forward contracts............................................        (4,020)      52,890      (62,612)
    Financing leases.............................................        33,671       35,410       39,596
    Revenues from commercial subsidiaries........................        32,362       47,619       52,759
    Gains on sales of investments, net...........................        30,335      159,883      372,793
    Other........................................................        13,914       35,994       21,271
                                                                      ---------    ---------    ---------
        Total other operating income.............................     Ps341,971    Ps620,188    Ps828,977
                                                                      =========    =========    =========

----------
(1) Income from dividends represents only the recognition of income from unconsolidated subsidiaries under Colombian GAAP.

         Fees and service charges, one of the largest component of other operating income, consist of service charges, credit card merchant fees, credit and debit card annual fees, checking fees, warehouse services, commissions and fees from fiduciary activities and letters of credit. The most significant component is service charges, which primarily consist of income money transfer fees, remittances, bank acceptances and automated services.

         The total of other net operating income increased 33.7%, from Ps 620,188 million in 2001 to Ps 828,977 million in 2002. This growth is mainly explained by a 133.2% increase in net gains from the sales of investments (Ps 212,910 million), which became the largest non-operating income component in the Financial Statements for 2002. Net income from fees and service charges increased 10.1%, from 265,382 in the year 2001 to 292,308 in 2002, and net income from foreign exchange transactions increased by 358.9%, from 20,345 million in 2001 to 93,371 million in 2002. In contrast, forward contracts decreased from a net income of Ps 52,890 million in 2001 to a net loss of Ps 62,612 million in 2002.

         Other operating income increased 81.4%, from Ps 341,971 million in 2000 to Ps 620,188 million in 2001. The most significant item (representing almost 43% of the other operating income in 2001), fees and service charges, increased 21.7%, due to higher commissions from banking services, and commissions and fees from fiduciary activities and warehouse services; the second item of importance, gains on sales of investments, increased from Ps 30,335 million to Ps 159,883 million, mainly due to higher turnover of investment securities portfolio; realized and unrealized gains (losses) on forward contracts, increased from a negative figure of Ps 4,020 million to a positive figure of Ps 52,890 million, due to higher earnings from forward contracts resulting from the offer to BC's clients of interest rates coverage in local currency thanks to higher levels of the investment portfolio; and revenues from commercial subsidiaries increased 47.1%, similar to the total average growth.

         The Bank did not recognize any income from the marking-to-market of trading equity investment securities due to Communication 070 of the Superintendency of Banking, which gives the option that such investments be classified as permanent investments and changes in fair value be recorded as a separate component of shareholders' equity.

OTHER OPERATING EXPENSES

         BC's operating expenses increased 10.4% in 2002, from Ps 654,756 million in 2001 to Ps 722,773 million in 2002, while in 2001, BC reported an increase of 14.2% compared to 2000. This lower increase in total operating expenses was due to the performance of administrative and other expenses and depreciation, which together increased 7.5% between 2001 and 2002 as opposed to 17% between 2000 and 2001. Underlying the growth of salaries and employee benefits is the hiring of 63 employees and a reduction in labor compensation of Ps 5,439 million in 2002 compared to 2001.

         BC's operating expenses increased 14.2% between 2000 and 2001, climbing from Ps 573,524 million to Ps 654,756 million. Salaries and employee benefits for 2001 include the effect of the collective bargaining agreement signed with Bancolombia's Union, effective beginning November 1, 2001. The rest of the staff, not covered by this agreement, received salary increases in the months of January and February 2001. Likewise, the administrative and other expenses increased 21.2%, from Ps 274,966 in 2000 to Ps 333,321 in 2001. This rise in expenses was driven by the increase of: amortization of deferred charges, which includes expenses for special projects to improve efficiency levels; insurance, due to higher premiums of insurance policies; communication, postage and freight, which includes cash transportation expenses resulted from the preference of cash payments caused by the tax on financial transactions; professional fees, which includes the payment of the consultancy firm for the comprehensive efficiency program performed by BC during 2000 and 2001; and advertising, among others.

         The following table summarizes the principal components of BC's operating expenses in the relevant periods:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                                  -----------------------
                                                                              2000           2001        2002
                                                                              ----           ----        ----
                                                                                 (in millions of pesos)
OPERATING EXPENSES:
Salaries and employee benefits....................................           Ps230,651    Ps250,456   Ps286,307
Severance benefits................................................             27,192        35,014      29,575
Expense for transition to new severance benefits law..............                124            --          --
Administrative and other expenses.................................            274,966       333,321      362,495
Depreciation......................................................             40,591        35,965      34,444
Losses on sales of loans, net.....................................                 --            --       9,952
                                                                            =========     =========   =========
     Total operating expenses.....................................          Ps573,524     Ps654,756   Ps722,773
                                                                            =========     =========   =========


MERGER EXPENSES

            On April 3, 1998, the Merger of the Bank and Banco de Colombia S.A. was completed.

            For the fiscal year of 2002, merger-related expenses aggregated Ps 33,028 million, which consisted of:

- Ps 22,649 million for the amortization of goodwill recorded in connection with the Merger;

- Ps 5,061 million in amortization of severance payments for reduction of personnel; and

-     Ps 5,318 million in amortization of general merger expenses.

            The Bank incurred a charge for the year ended December 31, 2001 for merger-related expenses aggregating Ps 42,207 million, which consisted of:

- Ps 22,649 million for the amortization of goodwill recorded in connection with the Merger;

-     Ps 11,654 million in severance payments for reduction of personnel; and

-     Ps 7,904 million in general merger expenses.

            The syndicated loan of US$265 million BC obtained to finance the cash portion of the Merger was fully prepaid in the beginning of 1999.

            Goodwill as of December 31, 2002 was Ps 118,903 million, which is being amortized in an amount of Ps 22,649 million each year for the ten years following the Merger.

                      NON-OPERATING INCOME (EXPENSES)

         Net non-operating income increased 56.4% between 2001 and 2002 from Ps 51,000 million in 2001 to Ps 79,787 million in 2002. This increase is due to a 38.5% increase in non-operating income, compared to a 17.5% increase in non-operating expenses.

         Net non-operating income decreased 24.8%, from Ps 67,792 million in 2000 to Ps 51,000 million in 2001. This drop was the result of low growth of non-operating income (2.1%) compared to the sharp increase of non-operating expenses (75.4%).

         The following table summarizes the components of BC's non-operating income (expenses) for the relevant periods:

                                                                                YEAR ENDED DECEMBER 31,
                                                                                -----------------------
                                                                            2000          2001          2002
                                                                            ----          ----          ----
                                                                                 (in millions of pesos)
NON-OPERATING INCOME (EXPENSES):
    Other income...........................................               Ps92,651      Ps94,597      Ps131,026
    Other expenses.........................................                (24,859)      (43,597)       (51,239)
                                                                          --------      --------      ---------
             Total non-operating income (expenses), net....               Ps67,792      Ps51,000      Ps 79,787
                                                                          ========      ========      =========


NET MONETARY INFLATION ADJUSTMENT

         While in 2000 the Bank recorded a net monetary inflation adjustment of Ps 4,209 million, in 2001 and 2002, no net monetary inflation adjustment was recorded since the Superintendency of Banking issued External Circular 014 in April 2001, which eliminated the use of inflation adjustments in every account of the financial statement from January 1, 2001.

INCOME TAX EXPENSES

         BC's income tax expenses in 2002 amounted to Ps 42,618 million, displaying a 35.0% increase compared to Ps 31,575 million for 2001. This Ps 11,043 million increase is mainly explained by BC's higher taxable fiscal income and higher shareholders' equity, which are the basis for computing Colombia's income tax and presumed income tax, respectively. It is also explained by a 200 basis point increase in the income tax of Bancolombia, Leasing Colombia, Fiducolombia and Colcorp pursuant to the special tax stability regime.

         BC's income tax expenses in 2001 amounted to Ps 31,575 million, a 12.3% increase compared to Ps 28,106 million in 2000. This increase was mainly due to the enactment of Law 633 of 2000, which raised the presumed income tax rate from 5% to 6%, and BC's higher taxable fiscal income for 2001 compared to 2000, calculated on the basis of presumed income.

NET INCOME INFORMATION UNDER U.S. GAAP

         The Financial Statements included elsewhere in this Annual Report have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between U.S. and Colombian GAAP which affect net income include the methods of accounting for income taxes, inflation, employee benefit plans and allowances for loan losses. For a summary of the most significant adjustments required to calculate net income under U.S. GAAP, see Note 31 to the Financial Statements.

ASSET AND LIABILITY MANAGEMENT

         The Bank's policy on asset and liability management is to maximize its net interest income and return on assets and equity, while providing for adequate liquidity, capital and effective risk management. BC has an asset and liability committee which decides funding strategies, sets interest rate levels and terms for both assets and liabilities (in pesos and dollars) and makes decisions regarding maturities and pricing of assets and liabilities. The asset and liability committee is comprised of five Vice Presidents, the

Product Manager, the Market Risk Manager, and the Treasurer and is chaired by BC's Vice President of Finance; it meets on a weekly basis.

         The following tables represent the breakdown of the Bank's assets and liabilities by currency as of December 31, 2001 and December 31, 2002. Most of the Bank's foreign currency assets and liabilities are denominated in dollars.

                                                                            AS OF DECEMBER 31, 2001
                                                                            -----------------------
                                                                              FOREIGN
                                                            PESO-            CURRENCY-
                                                         DENOMINATED        DENOMINATED        TOTAL              PERCENTAGE
                                                         -----------        -----------        -----              ----------
                                                                   (in millions of pesos, except percentages)
ASSETS
Cash and due from banks..........................         Ps  433,360       Ps  103,453      Ps   536,813             5.22%
Other assets(1):
   Less than 1 year..............................           4,501,463         1,019,634         5,521,097            53.74%
   From 1 to 4 years.............................             628,728           870,595         1,499,323            14.59%
   More than 4 years.............................             647,565           666,773         1,314,338            12.79%
Bank premises and equipment and other............           1,385,499           289,118         1,674,617            16.30%
Allowances for loan losses.......................            (235,091)          (36,638)         (271,729)           (2.64)%
                                                          -----------       -----------      ------------           ------
           Total assets..........................         Ps7,361,524       Ps2,912,935      Ps10,274,459           100.00%
                                                          ===========       ===========      ============           ======

Percentage of total assets.......................              71.65%            28.35%           100.00%

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-interest-bearing deposits....................         Ps2,358,121       Ps   93,408      Ps 2,451,529            23.86%
Other liabilities(2):
   Less than 1 year..............................           3,882,411         2,268,960         6,151,371            59.87%
   From 1 to 4 years.............................             578,613            63,437           642,050             6.25%
   More than 4 years.............................              41,910            17,148            59,058             0.57%
                                                          -----------       -----------      ------------           ------
           Total liabilities.....................           6,861,055         2,442,953         9,304,008            90.55%
Percentage of total liabilities..................              73.74%            26.26%           100.00%
Shareholders' equity.............................             847,357           123,094           970,451             9.45%
                                                          -----------       -----------      ------------           ------
           Total liabilities and shareholders'
             equity .............................         Ps7,708,412       Ps2,566,047      Ps10,274,459           100.00%
                                                          ==========        ==========       ===========            ======
Percentage of total liabilities and Shareholders'
   equity........................................              75.02%            24.98%           100.00%

---------------

(1)  Includes loans and investment securities.

(2) Includes time deposits, savings deposits and overnight funds, interbank borrowings, and borrowings from domestic development banks.

                                                                              AS OF DECEMBER 31, 2002
                                                                              -----------------------
                                                                             FOREIGN
                                                            PESO-           CURRENCY-
                                                          DENOMINATED       DENOMINATED          TOTAL              PERCENTAGE
                                                          -----------       -----------          -----              ----------
                                                                   (in millions of pesos, except percentages)
ASSETS
Cash and due from banks..........................         Ps  552,981       Ps   90,424      Ps   643,405              5.11%
Other assets(1):
  Less than 1 year...............................           3,179,466         1,056,540         4,236,006             33.62%
  From 1 to 4 years..............................           2,723,789         1,618,791         4,342,580             34.47%
  More than 4 years..............................           1,404,206           557,981         1,962,187             15.57%
  Bank premises and equipment and other..........           1,411,136           336,592         1,747,728             13.87%
  Allowances for loan losses.....................            (271,486)          (60,838)         (332,324)            (2.64)%
                                                          -----------       -----------      ------------            ------
           Total assets..........................         Ps9,000,092       Ps3,599,490      Ps12,599,582            100.00%
                                                          ===========       ===========      ============            ======
  Percentage of total assets.....................              71.43%            28.57%           100.00%

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-interest-bearing deposits....................         Ps2,608,622          Ps99,088      Ps 2,707,710             21.49%
  Other liabilities(2):
  Less than 1 year...............................           5,008,887         2,717,894         7,726,781             61.33%
  From 1 to 4 years..............................             511,673           140,907           652,580              5.18%
  More than 4 years..............................             228,163                --           228,163              1.81%
                                                          -----------       -----------      ------------            ------
           Total liabilities.....................           8,357,345         2,957,889        11,315,234             89.81%
  Percentage of total liabilities................              73.86%            26.14%           100.00%
  Shareholders' equity...........................           1,003,752           280,596         1,284,348             10.19%
                                                          -----------       -----------      ------------            ------
           Total liabilities and shareholders'
             equity .............................         Ps9,361,097       Ps3,238,485      Ps12,599,582            100.00%
                                                          ===========       ===========      ============            ======

  Percentage of total liabilities and
shareholders' equity.............................              74.30%            25,70%           100,00%

----------
(1)  Includes loan and investment securities.

(2) Includes time deposits, savings deposits and overnight funds, interbank borrowings and borrowings from domestic development banks.


      Other assets with a term of less than 1 year, expressed as a percentage of total assets, decreased from 53.74% in 2001 to 33.62% in 2002, while Bank premises and equipment and others dropped from 16.30% in 2001 to 13.87% in 2002. On the other hand, other liabilities with a term of less than one year increased from 59.87% in 2001 to 61.33% in 2002, non-interest-bearing deposits increased from 23.86% in 2001 to 21.49% in 2002, and equity increased from 9.45% in 2001 to 10.19% in 2002.

INTEREST RATE SENSITIVITY

         A key component of BC's asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the repricing characteristics of assets and liabilities. For any given period, the pricing structure is matched when an equal amount of assets and liabilities reprice. A mismatch in the maturity or repricing of the Bank's assets or liabilities results in a gap.

         The Bank's interest-earning assets and interest-bearing liabilities are shown in the following table as of December 31, 2002. Variations in interest rate sensitivity may exist within the repricing period presented due to differing repricing dates within the period. Variations may also arise among the different currencies in which interest rate positions are held. The Bank's liabilities are primarily fixed-rate but with short maturities while assets are primarily variable-rate and reprice in general every three months, although BC does have some fixed-rate retail loans.

         The Bank has a gap for a significant portion of its balance sheet, particularly related to maturities of less than three months and, therefore, an increase in interest rates should normally have a negative impact on net interest income. Thus, in a rising interest rate environment, the Bank's liabilities have been repricing faster than its assets with a resulting negative effect on net interest margin in the short term. If the rate increase is permanent, the effect in the net interest income is positive due to interest-earning assets being greater than interest-bearing liabilities. A declining interest rate environment, however, can normally be expected to have a positive effect on net interest margin in the short term as the Bank should be able to take advantage of decreased funding costs more quickly than its assets reprice. If the rate decrease is permanent, the effect in the net interest income is negative due to interest-earning assets being greater than interest bearing liabilities. The Bank manages the risk of maintaining a negative gap through the pricing of its interest-earning assets and hedging its exposure to interest rate risk by entering into transactions such as interest rate contracts designed to reduce the Bank's risk profile.

                                                       EARLIER OF REMAINING MATURITY OR REPRICING PERIOD
                                                                    AS OF DECEMBER 31, 2002
                                                                    -----------------------
                                                                         FROM 6
                                         OVERNIGHT TO    FROM 3 TO     MONTHS TO     FROM 1 TO 4     MORE THAN
                                          3 MONTHS       6 MONTHS        1 YEAR          YEARS        4 YEARS         TOTAL
                                          --------       --------        ------          -----        -------         -----
                                                                     (in millions of pesos)
INTEREST-EARNING ASSETS
OVERNIGHT FUNDS
    Peso-denominated................     Ps   55,500     Ps     --      Ps     --     Ps       --   Ps       --  Ps    55,500
    Dollar-denominated..............         152,184            --             --              --            --       152,184
                                         -----------     ---------      ---------     -----------   -----------  ------------
        Total.......................         207,684            --             --              --            --       207,684
                                         -----------     ---------      ---------     -----------   -----------  ------------
Investment securities
    Peso-denominated................         205,196        88,427        195,985       1,490,336       490,794     2,470,738
    Dollar-denominated                        80,512       142,129         53,000         787,870       809,209     1,872,720
                                         -----------     ---------      ---------     -----------   -----------  ------------
        Total.......................         285,708       230,556        248,985       2,278,206     1,300,003     4,343,458
                                         -----------     ---------      ---------     -----------   -----------  ------------
Loans
    Peso-denominated................       4,170,768        31,388         69,591         213,863        79,628     4,565,238
    Dollar-denominated..............         981,175        45,439         19,719         103,935       149,485     1,299,753
                                         -----------     ---------      ---------     -----------   -----------  ------------
        Total.......................       5,151,943        76,827         89,310         317,798       229,113     5,864,991
                                         -----------     ---------      ---------     -----------   -----------  ------------
Total interest-earning assets
    Peso-denominated................       4,431,464       119,815        265,576       1,704,199       570,422     7,091,476
    Dollar-denominated..............       1,213,871       187,568         72,719         891,805       958,694     3,324,657
                                         -----------     ---------      ---------     -----------   -----------  ------------
        Total.......................     Ps5,645,335     Ps307,383      Ps338,295     Ps2,596,004   Ps1,529,116  Ps10,416,133
                                         ===========     =========      =========     ===========   ===========  ============

INTEREST-BEARING LIABILITIES
Checking accounts (1)
    Peso-denominated................     Ps  207,917     Ps     --      Ps     --     Ps       --   Ps       --  Ps   207,917
    Dollar-denominated..............         607,462            --             --              --            --       607,462
                                         -----------     ---------      ---------     -----------   -----------  ------------
        Total.......................         815,379            --             --              --            --       815,379
                                         -----------     ---------      ---------     -----------   -----------  ------------
Time Deposits
    Peso-denominated................       1,115,084       351,049        270,182         222,340           535     1,959,190
    Dollar-denominated..............       1,052,443       336,937        148,811         105,592           493     1,644,276
                                         -----------     ---------      ---------     -----------   -----------  ------------
        Total.......................       2,167,527       687,986        418,993         327,932         1,028     3,603,466
                                         -----------     ---------      ---------     -----------   -----------  ------------
Savings Deposits
    Peso-denominated................       2,294,374            --             --              --            --     2,294,374
    Dollar-denominated..............         104,352            --             --              --            --       104,352
                                         -----------     ---------      ---------     -----------   -----------  ------------
        Total.......................       2,398,726            --             --              --            --     2,398,726
                                         -----------     ---------      ---------     -----------   -----------  ------------

Overnight funds
    Peso-denominated................         550,807            --             --              --            --       550,807
    Dollar-denominated..............          59,351            --             --              --            --        59,351
                                         -----------     ---------      ---------     -----------   -----------  ------------
        Total.......................         610,158            --             --              --            --       610,158
                                         -----------     ---------      ---------     -----------   -----------  ------------
Borrowings from domestic
    development banks and
    Interbank
    Peso-denominated................         161,523        22,608         35,273         255,622       198,628       673,654
    Dollar-denominated..............         295,627        93,985         22,308          31,441            --       443,361
                                         -----------     ---------      ---------     -----------   -----------  ------------
        Total.......................         457,150       116,593         57,581         287,063       198,628     1,117,015
                                         -----------     ---------      ---------     -----------   -----------  ------------
Total interest-bearing
liabilities
    Peso-denominated................       4,329,705       373,657        305,455         477,962       199,163     5,685,942
    Dollar-denominated..............       2,119,235       430,922        171,119         137,033           493     2,858,802
                                         -----------     ---------      ---------     -----------   -----------  ------------
        Total.......................     Ps6,448,940     Ps804,579      Ps476,574     Ps  614,995   Ps  199,656  Ps 8,544,744
                                         ===========     =========      =========     ===========   ===========  ============
Asset/liability gap
    Peso-denominated................         101,759     (253,842)       (39,879)       1,226,237       371,259     1,405,534
    Dollar-denominated..............       (905,364)     (243,354)       (98,400)         754,772       958,201       465,855
                                         -----------     ---------      ---------     -----------   -----------  ------------
        Total.......................     Ps(803,605)   Ps(497,196)    Ps(138,279)     Ps1,981,009   Ps1,329,460   Ps1,871,389
                                         ===========     =========      =========     ===========   ===========  ============

                                                EARLIER OF REMAINING MATURITY OR REPRICING PERIOD
                                                             AS OF DECEMBER 21, 2002
                                                             -----------------------
                                                                          FROM 6
                                        OVERNIGHT TO    FROM 3 TO        MONTHS TO           1-4         MORE THAN
                                         3 MONTHS       6 MONTHS         1 YEAR             YEARS         4 YEARS
                                         --------       --------         ------             -----         -------
                                                    (in millions of pesos, except percentages)
Cumulative gap
    Peso-denominated................     Ps 101,759   Ps  (152,083)    Ps  (191,962)     Ps1,034,275   Ps1,405,534
    Dollar-denominated..............       (905,364)    (1,148,718)      (1,247,118)        (492,346)      465,855
                                         ----------   ------------     ------------      -----------   -----------
       Total........................     Ps(803,605)  Ps(1,300,801)    Ps(1,439,080)     Ps  541,929   Ps1,871,389
                                         ==========   ============     ============      ===========   ===========

Gap as a % of total interest
    earning assets
    Peso-denominated................              2%          (212)%            (15)%             72%           65%
    Dollar-denominated..............            (75)%         (130)%           (135)%             85%          100%
       Total........................            (14)%         (162)%            (41)%             76%           87%

Cumulative gap as a % of
    cumulative total
    interest-earning assets
    Peso-denominated................              2%          (127)%            (72)%             61%          246%
    Dollar-denominated..............            (75)%         (612)%          (1715)%           (55)%           49%
       Total........................            (14)%         (423)%           (425)%             21%          122%



MARKET RISK

The Bank's Market Risks Management Office is responsible for identifying, measuring, monitoring and managing the Bank's exposure to market and liquidity risks with the purpose of enabling management to maximize the Bank's earnings and add value to its shareholders. Additionally, this Management Office is in charge of treasury risks, mainly by monitoring the policies, strategies, limits, allotments and procedures authorized by the Board of Directors and to report these to the Board and the Bank's senior officers.

The measurement of market risk, the performance, the results of the Bank's investment portfolio and the compliance with policies are reported to the Bank's senior officers, specifically to the Assets and Liabilities Management Committee ("CAP"), to the Risks Committee and also to the Board of Directors.

Currently, the Bank measures the market risk of each position of the balance sheet, bank book and treasury book, by computing the corresponding value at risk ("VaR") in accordance with Chapter XXI of the Basic Financial and Accounting Norm (Norm 100 of 1995) of the Superintendency of Banking. A risk factor is any market variable capable of influencing the corresponding position's market value when it fluctuates. The VaR calculation represents the probable loss value based on fluctuations of such risk factors. The aggregate VaR is considered in the Bank's solvency calculation, in accordance with Decree 1720 of 2001.

The relevant risk factors for which VaR is computed are:

-     interest rate risk for local currency, foreign currency and UVR;

-     exchange rate risk; and

-     stock price risk.

Following is a brief explanation of the methodology used by Bancolombia to calculate the VaR based on interest rate risk, exchange rate risk and stock price risk.

INTEREST RATE RISK

Bancolombia calculates the interest rate risk for local currency, foreign currency and UVR in accordance with Chapter XXI of the Basic Financial and Accounting Norm. The interest rate risk is the probability of loss in the value of a position of the balance due to fluctuations in the market interest rates or market curves. As indicated, the methodology used in this Annual Report to measure such risk consists on computing VaR, which in the case of interest rate fluctuations begins by determining the net present value ("NPV") of the relevant balance position. Such NPV is then multiplied by the Modified Duration of the position and by the interest rate's estimated fluctuation ("Delta-i"), which is established by the Superintendency of Banking according to the market's historic performance.

                     VaR = Modified Duration * NPV * Delta-i



NPV: Sum of the discounted values of a position's cash flows (positive and negative), computed on the basis of the yield and maturity (including expected or contractually convened depreciation).

Duration:          Is the weighted average of the expected times to each cash flow under an instrument or position. The weight applied to each expected time is the present value of the corresponding cash flow divided by the total cash flow under the instrument or position.

Y:                 The instrument or position's yield.

Modified Duration: = Duration / (1+ Y). Corresponds to the percentage variation of the market value of an investment or a position of the balance before a 1% increase of the interest rate (Y). Consequently, the duration enables to measure the sensitivity of the price of a position regarding interest rate changes.

Delta-i: Maximum probable variation of the interest rate for the instrument or position of the balance.

                                                                               VALUE AT RISK FOR PESO (LOCAL CURRENCY)
                                                                               ---------------------------------------
                                                                            VPN          DUR       Y      Delta-I       VER
                                                                            ---          ---      ---     -------       ---
ASSETS
Overnight Funds.....................................................  Ps   55,000.13     0.07     3.25%     232          7.00
Trading Securities Issued by the Colombian Government - TES IPC Rate       30,406.03    12.99    12.76%     200        645.47
Trading Securities Issued by the Colombian Government - TES Fixed
Rate                                                                      535,249.51    23.30    11.98%     200     20,394.14
Other Trading Securities Issued by the Colombian Government.........       20,153.33     6.40    10.52%      41         43.72
Trading Securities Issued by Financial Institutions.................      254,731.91     1.98    10.43%      41        170.91
Other Marketable Trading Securities.................................       29,637.28     1.77    12.55%      41         17.17
Held to Maturity Securities Issued by the Colombian Government -
TES Fixed Rate......................................................      230,808.46    16.11    13.85%     300      9,071.17
Available for Sale Issued by the Colombian Government - TES Fixed
Rate                                                                       15,249.15    30.11    11.63%     300      1,122.09
Available for Sale Issued by Financial Institutions.................       22,576.74     0.92     5.12%     230         39.08
Commercial Loans - Fixed Rate.......................................      630,265.73     4.65    15.08%     230      5,488.99
Commercial Loans - Variable Rate....................................    3,296,619.60     2.09    15.39%     230     12,920.15
Mortgage Loans in Pesos.............................................        1,457.97    17.95    15.08%     230         49.05
Consumer Loans - Fixed Rate.........................................      406,791.16     6.17    23.23%     224      4,573.16
Consumer Loans - Variable Rate......................................      542,839.38     2.92    15.70%      41        533.93
Small business loans - Fixed Rate ..................................       26,689.74    12.43    15.08%     224        606.00
Small business loans - Variable Rate................................       65,039.97     4.63    15.63%      41        101.49
Other Assets........................................................       48,351.44    30.41    15.07%     230      2,756.95
Contingencies.......................................................      251,700.40     6.26    16.01%     230      2,951.03
Rights Buyback Trading Securities Issued by the Colombian
Government - TES IPC Rate...........................................          998.89    11.08     9.68%     200         18.14
Rights Buyback Trading Securities Issued by the Colombian
Government - TES Fixed Rate.........................................       82,981.65    20.40    12.19%     200      2,768.82
Rights Buyback Other Trading Securities Issued by the Colombian
Government (TES not included).......................................          634.97     8.27    23.05%      41          1.76
Rights Buyback Trading Securities Issued by Financial Institutions..      180,888.73     1.38     8.16%      41         84.51
Rights Buyback Other Marketable Trading Securities..................       15,451.41     3.65    15.33%      41         19.01
Rights Buyback Held to Maturity Securities Issued by the Colombian
    Government - TES Fix Rate ......................................      167,676.87    14.72    13.92%     300      6,021.98
Rights Buyback Available for Sale Issued by the Colombian
Government - TES Fixed Rate.........................................      400,506.46    30.04    12.35%     300     29,379.04
                                                                               --------------   ------   ------     ---------
       Total........................................................  Ps7,312,706.88                                99,785.29
                                                                      ==============                                =========
LIABILITIES
Non-Interest Bearing Checking Accounts..............................  Ps1,950,231.69    21.57     0.00%     230     79,785.77
Interest Bearing Checking Accounts..................................      135,748.99     2.55     3.17%     231        658.86
Time Deposits.......................................................    1,981,953.02     2.09     8.25%     232      7,853.97
Savings Deposits....................................................      134,546.71     0.29     7.99%     233         74.52
Saving Deposits.....................................................    2,171,306.97     0.90     3.89%     234      3,387.96
Overnight Funds.....................................................        6,512.41     0.50     7.48%     236          6.30
Repurchase Agreements...............................................      670,190.68     0.39     3.83%     237        505.13
Bank Acceptances Outstanding                                                3,077.52     1.28     0.00%     238          7.73
Interbank Borrowings................................................      529,191.18     2.27     6.34%     239      2,354.59
Long Term Debt......................................................       29,730.07     3.70     9.11%     240        216.07
                                                                      --------------   ------   ------      ---     ---------
       Total........................................................  Ps7,612,489.24                                94,850.91
                                                                      ==============                                =========
INTEREST RATE DERIVATIVES
Forward Contracts Rights Issued by the Colombian Government - TES
    DTF Rate........................................................  Ps    3,563.30     1.82     14.87     249         13.17
Forward Contracts Rights Issued by the Colombian Government - TES
    IPC Rate........................................................          963.10     1.13     15.88     250          2.22
Forward Contracts Rights Issued by the Colombian Government - TES
    Fixed Rate......................................................       49,620.36    17.58     14.82     251      1,783.19
Forward Contracts Rights Issued by Financial Institutions...........       11,955.81     5.94     12.03     253        146.30
Forward Contracts Commitments to Discount...........................      (64,761.01)    0.63     14.29     255        (84.14)
Forward Contracts Commitments Issued by the Colombian Government -
    TES IPC Rate....................................................      (17,506.44)    6.61     14.72     257       (242.19)
Forward Contracts Commitments other Securities......................      (11,592.29)    5.08     14.18     261       (125.20)
Forward Contracts Rights to Discount................................       79,508.38     1.40      7.64     262        238.54
                                                                      --------------   ------   ------      ---     ---------
       Total........................................................  Ps   51,751.21                                 1,731.88
                                                                      ==============                                =========
FOREIGN EXCHANGE FORWARD CONTRACTS
Foreign Exchange Contracts Rights in Local Currency.................  Ps  651,485.90      2.87     2.37%     262     4,031.15
Foreign Exchange Contracts Commitments in Local Currency............     (253,303.63)     1.98     2.37%     263    (1,084.02)
                                                                      --------------   -------   -------     ---     ---------
       Total........................................................  Ps  398,182.27                                 2,947.13
                                                                      ==============                                =========

                                                                              VALUE AT RISK FOR FOREIGN CURRENCY
                                                                              ----------------------------------
                                                                               VPN          DUR        Y    Delta-I    VER
                                                                               ---          ---       ---   ------     ---

ASSETS
Overnight Funds ....................................................        1,150,001.19     0.07     1.00%    27         17,21
Trading Securities Issued by the Colombian Government - TES INDEX
TRM                                                                         6,694,212.97    63.88     7.99%    27     95,482.94
Trading Securities Issued by the Colombian Government - TES
YANKEES.............................................................        3,842,689.54    37.11     7.15%    27     31,864.88
Other Trading Securities Issued by the Colombian Government
(Other Than TES) ...................................................       33,868,156.95    16.63     9.30%    27    125,366.47
Other Marketable Trading Securities.................................        1,013,088.44    36.82     9.17%    27      8,321.36
Held to Maturity Securities Issued by the Colombian Government -
TES YANKEES.........................................................        9,093,002.19    25.39     9.99%    15     28,610.84
Other Held to Maturity Securities Issued by the Colombian
Government (TES not included) ......................................       60,147,015.60    30.48     9.90%    15    227,176.41
Other Available for sale Issued by the Colombian Government (TES
not included) ......................................................        1,663,343.57    45.32    10.89%    15      9,335.25
Commercial Loans - Fixed Rate.......................................        8,718,414.72     7.08     3.38%    15      7,687.42
Commercial Loans - Variable Rate....................................      170,132,565.41     1.22     3.38%    15     25,865.59
Consumer Loans - Fixed Rate.........................................       10,490,078.63     0.90    15.39%    15      1,171.32
Consumer Loans - Variable Rate......................................        1,460,325.74     1.31     3.38%     6         95,34
Small Loans - Variable Rate.........................................           25,637.49     0.17     3.38%     6          0,21
Rights Buyback Other Trading Securities Issued by the Colombian
Government (TES not included) ......................................       11,520,054.12     6.03     5.80%    27     15,545.88
Rights Buyback Other Available for Sale Issued by the Colombian
Government (TES not included) ......................................       18,027,567.60    45.32    10.89%    15    101,179.81
                                                                          --------------    -----    -----     --    ----------
                                                                          337,846,154.16                             677,721.19
                                                                          ===============                            ==========
LIABILITIES
Other                                                                       3,674,445.44     0.03     3.00%    27         24,71
Overnight Funds.....................................................       10,000,000.00     0.03     2.70%    27         67.27
Repurchase Agreements...............................................       21,493,564.69     0.25     4.44%    27      1,219.05
Interbank Borrowings ...............................................      192,156,339.60     2.64     2.87%    15     63,187.86
                                                                          --------------    -----    -----     --    ----------
                                                                          227,324,349.74                              64,498.89
                                                                          ===============                            ==========
INTEREST RATE DERIVATES
Forward Contracts Rights Issued by the Colombian Government - TES
YANKEES.............................................................        1,009,131.11     1.20     9.38%    27        270,10
Forward Contracts Commitments to Discount...........................       (1,016,918.45)    1.20   118.00%    27       (256,99)
                                                                          --------------    -----    -----     --    ----------
                                                                               (7,787.34)                                 13,12
                                                                          ===============                            ==========

FOREIGN EXCHANGE FORWARD CONTRACTS
Foreign Exchange Contracts Rights in Foreign Currency...............       92,330,063.59     1.97     2.37%    27     40,840.33
Foreign Exchange Contracts Commitments in Foreign Currency..........     (238,509,347.62)    2.82     2.37%    27   (151,077.09)
                                                                         ---------------     -----    -----    ---  -----------
                                                                         (146,179,284.03)                           (110,236.76)
                                                                         ===============                            ===========



                                                                                             UVR INTEREST RATE RISK
                                                                                             ----------------------
                                                                              VPN           DUR         Y    Delta-I      VER
                                                                              ---           ---        ---   ------       ---
Trading Securities Issued by the Colombian Government - TES Fixed
Rate                                                                    Ps192,323,308.43    36.47     6.18%    12.4      720,775.01
Other Trading Securities Issued by the Colombian Government
(Other than TES)....................................................      737,611,099.00   103.03     0.00%    12.4    7,848,835.59
Trading Securities Issued by Financial Institutions.................      317,069,299.88    13.38     0.96%    12.4      437,723.87
Other Marketable Trading Securities.................................       21,773,200.00   105.91     0.00%    12.4      238,146.79
Rights Buyback Other Available for Sale Issued by the Colombian
Government (Other than TES).........................................       78,088,200.00   120.22     0.00%    12.4      969,544.17
                                                                      ------------------   ------     ----     ----   -------------
       Total........................................................  Ps1,346,865,107.31                              10,215,025.43
                                                                      ==================                              =============

INTEREST RATE DERIVATIVES
Forward contracts Rights to Discount................................       10,642,404.35     0.07     6.60%    12.4           72.88

FOREIGN EXCHANGE RISK

The Foreign Exchange Risk is the probability of loss due to fluctuations in the exchange rates of the currencies in which the Bank maintains positions. As indicated, the methodology used in this Annual Report to measure such risk consists on computing VaR, which in the case exchange rate fluctuations is derived from multiplying the net position ("NP") held in each of the foreign currencies by the estimated variation of the foreign exchange rate for such currency ("Delta-e"), as the same may be derived from statistical analysis, established by the Superintendency of Banking according to the market's historic performance. The NP is the difference, expressed in pesos, between all the active and passive positions denominated or indexed in each currency. The active or passive positions include commitments to buy and sell in foreign currency (forwards over foreign currencies) and the delta of the options, whatever the case may be.

                               VaR = PN * Delta-e

STOCK PRICE RISK

The stock price risk is the probability of loss due to fluctuations in the price of stocks in which the Bank maintains a position (PosA). As indicated, the methodology used in this Annual Report to measure such risk consists on computing VaR, which in the case of fluctuations in the price of publicly traded stocks is derived from multiplying the PosA by the maximum probable variation in the price of such positions ("Delta-p"). In the case of non-publicly traded stocks, the resulting VaR is further augmented by 20%. The Delta-p is determined by reference to the volatility of the price index of the Colombian Stock Exchange, as estimated by the Banking Superintendency.

For publicly traded stocks:

                               VaR = PosA* Delta-p

For non-publicly traded stocks:

                            VaR = PosA* 1.2 * Delta-p



                                        EXCHANGE RATE SENSIVITY
                                   P. NETA       DI            VER
                                   -------       --            ---
PRICE RISK
U.S Dollars                        (279,561)    0.0285        (7,968)
Japanese Yen                            149     0.0587             9
British Pound                           (98)    0.0587           (6)
Venezuelan Bolivar                        4     0.0285             0
Canadian Dollars                        163     0.0285             5
Swiss Franc                             252     0.0587            15
Euro                                    476     0.0587            28
Krona                                    24     0.0587             1
Krone                                    27     0.0587             2
                                   --------     ------        ------
                                                              (7,914)

UVR
French Without Uvr                   17,593     0.0390         6,861

SHARES
Available for Sale                  118,173     0.0808         9,548

TOTAL MARKET RISK VALUE


Theoretically, a portfolio is built by instruments which by being mutually related, make the portfolio's aggregate risk lower than the sum of each instrument's individual risk. This is known as correlation, which helps to diversify the risk of a portfolio. Once the correlation is determined between each risk factor and a correlations matrix is built, the overall market risk faced by the Bank can be calculated.

 After individually calculating the VaR of a position in the balance sheet in respect of interest rate, exchange rate and stock price risk factors, and taking into account the correlations between such various risk factors, a total VaR, which includes interest rate, exchange rate and stock price risk factors, is computed for each position. Then, taking into account the correlation among the VaR of different assets, a total VaR for all assets is computed. The same procedure is followed to compute the total VaR for all liabilities. Finally, taking into account the correlation between the VaR for assets and the VaR for liabilities, an overall VaR for market risk is calculated. Such market risk VaR is included in the solvency calculation in accordance with Decree 1720 of 2001.

                                   [MATHEMATICAL FORMULA]

The Bank's aggregate market risk VaR, as of December 31, 2002, was Ps 47.3 billion.

LIMITATIONS OF VAR MODELS

           Although VaR models represent a recognized tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market conditions or trading patterns. Accordingly, you should not view VaR models as a predictor of future results. We may incur losses that could be materially in excess of the amounts indicated by the models on a particular trading day or over a period of time, and there have been instances when results have fallen outside the values generated by our VaR models. A VaR model does not estimate the greatest possible loss. The results of these models and analysis thereof are subject to the judgment of our risk management personnel.




B. LIQUIDITY AND CAPITAL RESOURCES



LIQUIDITY AND FUNDING

         The Bank requires liquid funds in order to honor withdrawals of deposits, to make repayments upon maturity of other liabilities, to extend loans or other forms of credit to its customers and to meet its own working capital needs. The minimum amount of liquidity required is determined by the reserve requirements established by the Central Bank. The Bank's policy is to ensure that sufficient liquidity is available to meet funding requirements, including the replacement of existing funds as they mature or are withdrawn and the satisfaction of demand for additional borrowings. These requirements are met by maintaining a proper balance between maturity distribution and diversity of sources of funds. BC believes that its working capital is sufficient for its present requirements.

         In the short term, the Bank has a negative gap position in terms of maturities. The gap is eliminated and reverses as maturities are extended. This is a systemic characteristic inherent to the Colombian financial system, which historically resulted from the unavailability of medium-to long-term funding instruments in Colombia.

         Traditionally, Colombian banks, unlike U.S. banks, have not had access to longer-term funding as a result of the high inflation rates in Colombia and the uncertainty caused by the volatility of the interest rates, even though during the last years those rates have been decreasing. Accordingly, investors in Colombia require liquidity and have a preference for short-term investments. BC's deposit base is primarily short term; however, the stable nature of its deposit base has enabled the Bank to offer longer-term loans, such as automobile loans. As a consequence of the development of Colombia's capital markets, the Bank believes that longer-term funding will become available so as to enable credit institutions to minimize liquidity risks, although no assurances can be made in this regard.

         BC has various sources of liquidity such as short-term and marketable investments; domestic interbank credit lines, international commercial bank credit lines, interbank borrowings and securities repurchase transactions. The Bank's marketable investments are very liquid in the Colombian market and within BC this kind of securities have high-level rotation. In addition, the Bank generally has access to funds from the Central Bank, which have been used from time to time on a short-term basis.

         The share of total Checking deposits has decreased to 25.6% in 2002 from 29.1% and 26.8% as of December 31, 2000 and 2001 respectively.

         Another important source of funding are time deposits which represented 35.4%, 39.6% and 34.2% of the Bank's total funding at the end of 2000, 2001 and 2002, respectively. Furthermore, the Bank relies on short-term deposits for its funding which means that there can be no assurance that, in the event of a sudden or unexpected shortage of funds in the Colombian banking system and money markets, BC will be able to maintain its levels of funding without incurring higher funding costs or liquidation of certain assets.

         Cash flows for the Bank include net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities. For the years ended December 31, 2000, 2001 and 2002, net cash provided by operating activities equaled Ps 13,425 million, Ps 371,755 million and Ps 546,935 million, respectively. For the years ended December 31, 2000, 2001 and 2002, net cash used in investing activities equaled Ps 793,270 million, Ps 1,720,964 million and Ps 2,315,976 million, respectively. This increase was mainly due to a net increase in the loan portfolio and purchases of investment securities. For the years ended December 31, 2000, 2001 and 2002, net cash provided by financing activities equaled Ps 835,687 million, Ps 1,342,436 million and Ps 1,906,651 million, respectively. This increase was mainly the result of an increase in deposits.

         The Bank's principal sources of funds are customer deposits (consisting of time deposits, checking accounts and savings deposits), interbank borrowings, overnight funds, development fund borrowings, and bank acceptances outstanding. Below is a breakdown of the Bank's funding as of December 31, 2000, 2001 and 2002:

                                                                  AS OF DECEMBER 31,
                                                                  ------------------
                                                  % OF TOTAL                      % OF TOTAL                 % OF TOTAL
                                       2000         FUNDING        2001            FUNDING      2002           FUNDING
                                       ----         -------        ----            -------      ----           -------
                                                      (in millions of pesos, except percentages)
Checking deposits
  Peso-denominated                 Ps1,708,423       23.4%     Ps1,805,085          20.9%   Ps 2,083,931        19.8%
  Dollar-denominated                   417,204        5.7%         512,577           5.9%        607,462         5.8%
                                   -----------      -----      -----------         -----    ------------       -----
    Total                            2,125,627       29.1%       2,317,662          26.8%      2,691,393        25.6%
                                   -----------      -----      -----------         -----    ------------       -----
Time deposits
  Peso-denominated                   1,519,316       20.9%       2,112,815          24.4%      1,959,190        18.6%
  Dollar-denominated                 1,055,896       14.5%       1,313,814          15.2%      1,644,276        15.6%
                                   -----------      -----      -----------         -----    ------------       -----
    Total                            2,575,212       35.4%       3,426,629          39.6%      3,603,466        34.2%
                                   -----------      -----      -----------         -----    ------------       -----
Savings deposits
  Peso-denominated                   1,317,036       18.1%       1,700,913          19.7%      2,294,374        21.8%
  Dollar-denominated                    47,023        0.7%          68,951           0.8%        104,352         1.0%
                                   -----------      -----      -----------         -----    ------------       -----
    Total                            1,364,059       18.8%       1,769,864          20.5%      2,398,726        22.8%
                                   -----------      -----      -----------         -----    ------------       -----
Other deposits
  Peso-denominated                      29,346        0.4%          39,664           0.5%         64,581         0.6%
  Dollar-denominated                    21,778        0.3%          27,029           0.3%         29,992         0.3%
                                   -----------      -----      -----------         -----    ------------       -----
    Total                               51,124        0.7%          66,693           0.8%         94,573         0.9%
                                   -----------      -----      -----------         -----    ------------       -----
Interbank Borrowings
  Peso-denominated                          --        0.0%              --           0.0%             --         0.0%
  Dollar-denominated                   564,368        7.8%         399,595           4.6%        403,962         3.8%
                                   -----------      -----      -----------         -----    ------------       -----
    Total                              564,368        7.8%         399,595           4.6%        403,962         3.8%
                                   -----------      -----      -----------         -----    ------------       -----
Overnight funds
  Peso-denominated                     211,764        2.9%         202,994           2.3%        550,807         5.2%
  Dollar-denominated                        --        0.0%              --           0.0%         59,351         0.6%
                                   -----------      -----      -----------         -----    ------------       -----
    Total                              211,764        2.9%         202,994           2.3%        610,158         5.8%
                                   -----------      -----      -----------         -----    ------------       -----
Domestic development bank
borrowings
  Peso-denominated                     248,774        3.4%         376,450           4.4%        673,654         6.3%
  Dollar-denominated                    94,961        1.3%          54,609           0.6%         39,399         0.3%
                                   -----------      -----      -----------         -----    ------------       -----
    Total                              343,735        4.7%         431,059           5.0%        713,053         6.6%
                                   -----------      -----      -----------         -----    ------------       -----
Bank acceptances outstanding
  Peso-denominated                       7,246        0.1%           8,185           0.1%          3,456         0.0%
  Dollar-denominated                    38,595        0.5%          22,881           0.3%         27,594         0.3%
                                   -----------      -----      -----------         -----    ------------       -----
    Total                               45,841        0.6%          31,066           0.4%         31,050         0.3%
                                   -----------      -----      -----------         -----    ------------       -----
Total funding
  Peso-denominated                   5,041,905       69.2%       6,246,106          72.2%      7,629,993        72.3%
  Dollar-denominated                 2,239,825       30.8%       2,399,456          27.8%      2,916,388        27.7%
                                   -----------      -----      -----------         -----    ------------       -----
    Total                          Ps7,281,730      100.0%     Ps8,645,562         100.0%   Ps10,546,381       100.0%
                                   ===========      =====      ===========         =====    ============       =====


         The Bank obtains funding from official institutions such as Bancoldex for development projects and export financing. These institutions have historically been the primary sources of long-term funding in Colombia. The originating entity will usually prescribe the use to which the funds will be put but will not impose any other lending criteria. The Bank conducts its own credit analysis in deciding whether to act as intermediary for these on-lending activities and is obligated to repay the loan regardless of the performance of the borrower.

         The Bank also uses domestic credit lines from other banks as a source of overnight funding for short-term investments and for covering temporary reserve shortages. This source of funds constituted 2.9%, 2.3% and 5.8% of total funding at December 31, 2000, 2001 and 2002, respectively. At January 31, 2003, domestic credit lines constituted 4.7% of BC's total funding.

         Interbank borrowings from foreign banks and from domestic banks in U.S. dollars (such as Bancoldex dollar-denominated development borrowings) are based on LIBOR. Interbank peso borrowings are based on the domestic market rate in effect at that time. Peso-denominated development fund borrowings are based on DTF. Almost all such borrowings are on a floating rate basis. BC also has a correspondent banking network with other banks in Latin America and elsewhere. As of December 31, 2002, the Bank had international trade lines with 60 international banks providing credit facilities for up to US$1,000 billion.

         In the event that the Bank has a liquidity shortfall, it might be required to increase liquidity by selling assets at a discount. The Bank manages this risk by analyzing the maturity of assets, liabilities and off-balance sheet positions. In addition, management believes that the relatively high volume and quality of the net liquid assets owned by the Bank helps it to maintain its liquidity position and its ability to meet its commitments when due. However, no assurance can be given that in the event of a liquidity shortfall, the Bank would not be required to sell assets at a discount.



OFF-BALANCE SHEET ARRANGEMENTS

         We do not have any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or our access to our requirements for capital resources. In addition, we do not have relationships with any unconsolidated entities that are contractually limited to narrow activities that facilitate our transfer of or access to assets.



CAPITAL EXPENDITURES

         The Bank has made significant capital expenditures in advanced computer systems and other technology over the last three years to further increase the efficiency and volume of its operations, the range of services offered to its customers and its productivity, while maintaining a streamlined work force. The Bank intends to continue to invest in the development of such systems and technologies during 2003.

         In 2002, of a total budget of Ps 54,700 million (US$21.8 million) for capital expenditures, the Bank spent Ps 24,300 million (US$9.7 million) updating its computer and telecommunications networks, system software technology and in other technology investments. For 2003, the Bank has budgeted Ps 76,200 million for further capital expenditures, of which approximately Ps 47,000 million are intended for further investments in technology, part of which may be acquired through purchases and the rest through leasing. The Bank may also make additional capital expenditures, for which no amounts have yet been budgeted.

         During 2002, BC sold fixed assets of Ps 34,247 million (US$13.7 million), of which 93% were foreclosed assets.



CAPITAL



SHAREHOLDERS' EQUITY

         As of December 31, 2002, the Bank's shareholders' equity was Ps 1,284,348 million, a 32.3% increase from Ps 970,451 million as of December 31, 2001. BC's shareholders' equity is comprised of subscribed and paid-in capital, retained earnings and surplus (which is comprised of the reappraisal of assets; see Note 2 to the Financial Statements). The main cause for the increase in shareholders' equity was an increase in retained earnings and a gross unrealized gain on investments available for sale.

CAPITALIZATION PROGRAM

         In connection with a capitalization program completed on March 28, 2000 under which additional capital was raised to approximately $176 million, Bancolombia entered into several agreements with Capital International Global Emerging Markets Private Equity Fund, L.P., a limited partnership organized under the laws of Delaware, and certain of its affiliates (collectively, "CIPEF"). Under a stock subscription agreement with Bancolombia, CIPEF, for a consideration of approximately Ps 81.4 billion, acquired approximately 77.6 million of the total of 120,375,229 Preference Shares issued in the capitalization program. All such Preference Shares were registered for resale through the Bank's ADR facility with the United States Securities and Exchange Commission (the "Commission"), under a registration statement on Form F-3 (File No. 333-12658), which went into effect on October 12, 2000. Furthermore, the Bank, under a shareholder rights agreement, granted CIPEF certain management information and consulting rights as well as consent rights for certain material transactions of the Bank. All such agreements with CIPEF were filed with the Commission as exhibits to Bancolombia's Annual Report on Form 20-F for 1999.

VOLUNTARY BALANCE SHEET RESTRUCTURING

         In the second quarter of 2000, following the successful completion of the capitalization program, and with the concurrence of the Superintendency of Banking, the Bank approved a voluntary balance sheet restructuring program (saneamiento voluntario), which enabled it, pursuant to Colombian law, to use some of the new funds received under the capitalization program to offset charges on the balance sheet. As of April 30, 2000, Bancolombia had made allowances and write-offs under the voluntary balance sheet restructuring program of approximately Ps 196,558 million, which amount was transferred from the capital surplus account, for past due loans, non-performing loans and foreclosed assets. As a result, Bancolombia had a coverage ratio of 116% for past-due loans and of 156%, on an unconsolidated basis, for non-performing loans, as well as a Technical Capital (expressed as a percentage of risk weighted assets) of 11%. In addition, the balance sheet restructuring carried out by BC helped to improve the relation of interest-earning assets to interest-bearing liabilities. See Note 28 to the Financial Statements.



CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         We have identified the accounting policies that are critical to our business operations and the understanding of its results of operations. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to loan loss allowances and the determination of the fair value of financial assets and liabilities, including impairment charges and foreclosed asset allowances and are discussed in detail under "C. Selected Statistical Information -- "Investment Securities"; "Classification of the Loan Portfolio"; "Allowance for Loan Losses"; and "New Provision System" below.

         In each case, the determination of these items is fundamental to our financial condition and results of operations, and requires management to make complex judgments based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, and the use of different assumptions or data could produce materially different results.

C. SELECTED STATISTICAL INFORMATION

         The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Financial Statements included in this Annual Report.



AVERAGE BALANCE SHEET AND INTEREST RATE DATA

         Average balances have been calculated as follows: For each month, the actual month-end balances were established. The average balance for each period is the average of such month-end balances. For purposes of the presentation in the following tables, non-performing loans have been treated as non-interest-earning assets. In addition, loan fees are immaterial in amount and are included in "loans" in the tables below.



REAL AVERAGE INTEREST RATES

         The real average interest rates set forth in the tables below have been calculated by adjusting the nominal average interest rates on peso-denominated assets and liabilities using the following formula:



                        R(p) =  1 + N(p)    -1
                                --------
                                 1 + I



Where:
              R(p) = real average interest rate on peso-denominated assets and liabilities for the period.

              N(p) = nominal average interest rate on peso-denominated assets and liabilities for the period.

              I = inflation rate in Colombia for the period (based on the Colombian wholesale inflation rate).

         Under this adjustment formula, assuming positive nominal average interest rates, the real average interest rate on a portfolio of peso-denominated assets or liabilities would be equal to the nominal average interest rate on that portfolio if the inflation rate were zero. The real average interest rate would be smaller than the nominal average interest rate if the inflation rate were positive, and the real average interest rate would be greater than the nominal average interest rate if the inflation rate were negative (i.e., becomes a deflation rate). In addition, the real average interest rate would be negative if the inflation rate were greater than the average nominal interest rate.



AVERAGE BALANCE SHEET

         The following tables show for the years ended December 31, 2000, 2001 and 2002, respectively:

- average annual balances calculated using actual month-end balances for all of the Bank's assets and liabilities;

-     interest income and expense amounts; and

- nominal and real rates for the bank's interest-earning assets and interest-bearing liabilities.

         In the table below, the nominal rate for dollar-denominated items is also considered to be the real rate, given that this activity originated outside of Colombia and would not be impacted by the inflation and devaluation levels that would impact domestic activity.

                                                                  YEAR ENDED DECEMBER 31,
                               --------------------------------------------------------------------------------------------
                                                  2000                                              2001
                               --------------------------------------------  ----------------------------------------------
                                                         AVERAGE    AVERAGE                            AVERAGE     AVERAGE
                                                         NOMINAL     REAL                              NOMINAL       REAL
                               AVERAGE       INTEREST    INTEREST  INTEREST    AVERAGE      INTEREST   INTEREST    INTEREST
                               BALANCE        EARNED      RATE       RATE      BALANCE       EARNED      RATE        RATE
                               -------        ------      ----       ----      -------       ------      ----        ----
                                                                                (in millions of pesos, except percentages)
ASSETS(1)
INTEREST-EARNING ASSETS(2):
Overnight Funds
  Peso-denominated ........   Ps   56,061    Ps 11,992    21.4%      11.6%   Ps   16,060    Ps 13,395    83.4%       70.4%
  Dollar-denominated ......       129,513        6,483     5.0%       5.0%       238,230        8,258     3.5%        3.5%
                              -----------    ---------                       -----------    ---------
    Total                         185,574       18,475    10.0%                  254,290       21,653     8.5%
Investment securities
  Peso-denominated ........       630,779      106,486    16.9%       7.5%       889,566       12,755     1.4%       -5.8%
  Dollar-denominated ......       760,927       39,089     5.1%       5.1%     1,241,754       35,903     2.9%        2.9%
                              -----------    ---------                       -----------    ---------
    Total                       1,391,706      145,575    10.5%                2,131,320       48,658     2.3%
Loans(3)

  Peso-denominated ........     3,368,956      589,911    17.5%       8.1%     4,099,831      747,543    18.2%        9.8%
  Dollar-denominated ......       999,663       88,672     8.9%       8.9%     1,024,660       63,903     6.2%        6.2%
                              -----------    ---------                       -----------    ---------
    Total                       4,368,619      678,583    15.5%                5,124,491      811,446    15.8%
Total interest-earning
assets(4)
  Peso-denominated ........     4,055,796      708,389    17.5%       8.0%     5,005,457      773,693    15.5%        7.3%
  Dollar-denominated ......     1,890,103      134,244     7.1%       7.1%     2,504,644      108,064     4.3%        4.3%
                              -----------    ---------                       -----------    ---------
    Total                       5,945,899      842,633    14.2%                7,510,101      881,757    11.7%
NON INTEREST-EARNING ASSETS:
Cash due from banks and
Central Bank
  Peso-denominated ........       318,021                                        362,048
  Dollar-denominated ......        31,129                                         44,474
                              -----------                                    -----------
    Total                         349,150                                        406,522
Allowance for loan losses
  Peso-denominated ........      (286,182)                                      (251,987)
  Dollar-denominated ......       (26,689)                                       (44,873)
                              -----------                                    -----------
    Total                        (312,871)                                      (296,860)
Non-performing loans
  Peso-denominated ........       165,861                                        110,935
  Dollar-denominated ......        25,646                                         26,301
                              -----------                                    -----------
    Total .................       191,507                                        137,236
Customers' acceptances

  Peso-denominated ........         3,465                                          4,575
  Dollar-denominated ......        26,330                                         34,480
                              -----------                                    -----------
    Total                          29,795                                         39,055
Accounts receivable, net
  Peso-denominated ........       160,853                                        165,394
  Dollar-denominated ......        15,646                                         12,003
                              -----------                                    -----------
    Total .................       176,499                                        177,397

                                               YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------
                                                        2002
                                   ----------------------------------------------
                                                            AVERAGE      AVERAGE
                                                            NOMINAL        REAL
                                   AVERAGE      INTEREST    INTEREST     INTEREST
                                   BALANCE       EARNED       RATE         RATE
                                   -------       ------       ----         ----

ASSETS(1)
INTEREST-EARNING ASSETS(2):
Overnight Funds
  Peso-denominated ........     Ps    14,221    Ps  9,730     68.4%       57.4%
  Dollar-denominated ......          226,535        2,095      0.9%        0.9%
                                ------------    ---------
    Total                            240,756       11,825      4.9%
Investment securities
  Peso-denominated ........        1,908,293        6,352      0.3%       -6.3%
  Dollar-denominated ......        1,663,565      (6,105)     -0.4%       -0.4%
                                ------------    ---------
    Total                          3,571,858          247      0.0%
Loans(3)

  Peso-denominated ........        4,355,031      671,657     15.4%        7.9%
  Dollar-denominated ......        1,046,841       54,455      5.2%        5.2%
                                ------------    ---------
    Total .................        5,401,872      726,112     13.4%
Total interest-earning
assets(4)
  Peso-denominated ........        6,277,545      687,739     11.0%        3.7%
  Dollar-denominated ......        2,936,941       50,445      1.7%        1.7%
                                ------------    ---------
    Total                          9,214,486      738,184      8.0%
NON INTEREST-EARNING ASSETS:
Cash due from banks and
Central Bank
  Peso-denominated ........          386,770
  Dollar-denominated ......           28,403
                                ------------
    Total                            415,173
Allowance for loan losses
  Peso-denominated ........         (250,972)
  Dollar-denominated ......          (42,164)
                                ------------
    Total .................         (293,136)
Non-performing loans
  Peso-denominated ........          130,228
  Dollar-denominated ......           44,536
                                ------------
    Total .................          174,764
Customers' acceptances
  Peso-denominated ........           (3,799)
  Dollar-denominated ......           23,980
                                ------------
    Total                             20,181
Accounts receivable, net
  Peso-denominated ........          166,091
  Dollar-denominated ......            6,801
                                ------------
    Total .................          172,892

                                                                 YEAR ENDED DECEMBER 31,
                               --------------------------------------------------------------------------------------------
                                                  2000                                              2001
                               --------------------------------------------  ----------------------------------------------
                                                         AVERAGE    AVERAGE                            AVERAGE     AVERAGE
                                                         NOMINAL     REAL                              NOMINAL       REAL
                               AVERAGE       INTEREST    INTEREST  INTEREST    AVERAGE      INTEREST   INTEREST    INTEREST
                               BALANCE        EARNED      RATE       RATE      BALANCE       EARNED      RATE        RATE
                               -------        ------      ----       ----      -------       ------      ----        ----
                                                                                (in millions of pesos, except percentages)
Foreclosed assets, net
  Peso-denominated ........       106,356                                         94,636
                              -----------
  Dollar-denominated ......           112                                              -
                                                                             -----------
    Total .................       106,468                                         94,636
Premises and equipment, net
  Peso-denominated ........       478,172                                        454,825
  Dollar-denominated ......       109,561                                         97,981
                              -----------                                    -----------
    Total .................       587,733                                        552,806
Other assets
  Peso-denominated ........       806,317                                        780,607
  Dollar-denominated ......        43,914                                         63,684
                              -----------                                    -----------
    Total .................       850,231                                        844,291
Total non interest-earning
assets
  Peso-denominated ........     1,752,863                                      1,721,033
  Dollar-denominated ......       225,649                                        234,050
                              -----------                                    -----------
    Total .................     1,978,512                                      1,955,083

  TOTAL ASSETS ............   PS7,924,411    PS842,633                       PS9,465,184    PS881,757
                              ===========    =========                       ===========    =========

                                                 YEAR ENDED DECEMBER 31,
                                    ----------------------------------------------
                                                         2002
                                    ----------------------------------------------
                                                             AVERAGE      AVERAGE
                                                             NOMINAL        REAL
                                    AVERAGE      INTEREST    INTEREST     INTEREST
                                    BALANCE       EARNED       RATE         RATE
                                    -------       ------       ----         ----
Foreclosed assets, net
  Peso-denominated ........            74,314
  Dollar-denominated ......             1,050
                                 ------------
    Total                              75,364
Premises and equipment, net
  Peso-denominated ........           490,785
  Dollar-denominated ......           152,897
                                 ------------
    Total                             643,682
Other assets
  Peso-denominated ........           671,958
  Dollar-denominated ......            85,997
                                 ------------
    Total                             757,955
Total non interest-earning
 assets
  Peso-denominated ........         1,665,375
  Dollar-denominated ......           301,500
                                 ------------
    Total .................         1,966,875

  TOTAL ASSETS ............      PS11,181,361    PS738,184
                                 ============    =========

Out-of-period items and adjustments have been included in the appropriate line items as of the time they were received.

Throughout this analysis, the nominal rate for the dollar-denominated activity is also considered to be the real rate, given that this activity originated outside of Colombia and would not be impacted by the inflation and devaluation levels that would impact domestic activity. Individual component interest rate subtotals are based on weighted averages using the average balances of the components.

Includes performing loans only.

Interest income and expenses resulting from the inflation adjustments are distributed to the individual asset/liability components for the purpose of determining the nominal and real rates.

                                                                        YEAR ENDED DECEMBER 31,
                                  ------------------------------------------------------------------------------------------------
                                                          2000                                               2001
                                  ------------------------------------------------    --------------------------------------------
                                                              AVERAGE     AVERAGE                               AVERAGE   AVERAGE
                                                              NOMINAL       REAL                                NOMINAL     REAL
                                     AVERAGE      INTEREST    INTEREST    INTEREST     AVERAGE       INTEREST   INTEREST  INTEREST
                                     BALANCE       EARNED       RATE        RATE       BALANCE        EARNED      RATE      RATE
                                  -----------    ---------    --------    --------    -----------    ---------  --------  --------
                                                                (in millions of pesos, except percentages)
LIABILITIES AND SHARE-HOLDERS'
EQUITY(1)(2)(3)
INTEREST-BEARING LIABILITIES:

Checking deposits
  Peso-denominated ............   Ps  177,619    Ps 11,195       6.3%       (2.3)%    Ps  102,257    Ps  4,171     4.1%     -3.3%
  Dollar-denominated ..........       397,140       20,345       5.1%        5.1%         506,098       18,156     3.6%      3.6%
                                  -----------    ---------                            -----------    ---------
    Total .....................       574,759       31,540       5.6%                     608,355       22,327     3.7%
Time deposits
  Peso-denominated ............     1,505,107      187,292      12.4%        3.4%       1,802,223      238,241    13.2%      5.2%
  Dollar-denominated ..........       871,572       57,619       6.6%        6.6%       1,165,018       65,771     5.6%      5.6%
                                  -----------    ---------                            -----------    ---------
    Total .....................     2,376,679      244,911      10.3%                   2,967,241      304,012    10.2%
Savings deposits
  Peso-denominated ............     1,353,366       85,810       6.3%       (2.2)%      1,646,305      110,828     6.7%     -0.9%
  Dollar-denominated ..........        32,844        1,819       5.5%        5.5%          64,045        2,328     3.6%      3.6%
                                  -----------    ---------                            -----------    ---------
    Total .....................     1,386,210       87,629       6.3%                   1,710,350      113,156     6.6%
Overnight funds
  Peso-denominated ............        89,173        7,714       8.7%       (0.1)%        321,138       27,120     8.4%      0.7%
  Dollar-denominated ..........             -            -                                      -            -
                                  -----------    ---------                            -----------    ---------
    Total                              89,173        7,714       8.7%                     321,138       27,120     8.4%
Borrowings from domestic
development banks
  Peso-denominated ............       213,487       32,467      15.2%        5.9%         259,401       35,643    13.7%      5.6%
  Dollar-denominated ..........       148,610        9,063       6.1%        6.1%         110,993        5,079     4.6%      4.6%
                                  -----------    ---------                            -----------    ---------
    Total .....................       362,097       41,530      11.5%                     370,394       40,722    11.0%
Interbank borrowings
  Peso-denominated                          -            -                                      -            -
  Dollar-denominated ..........       535,748       42,094       7.9%        7.9%         472,975       20,160     4.3%      4.3%
                                  -----------    ---------                            -----------    ---------
    Total .....................       535,748       42,094       7.9%                     472,975       20,160     4.3%
Long-term debt
  Peso-denominated ............        22,082        3,437      15.6%        6.3%          11,991        1,577    13.2%      5.2%
  Dollar-denominated ..........             -            -                                      -            -
                                  -----------    ---------                            -----------    ---------
    Total .....................        22,082        3,437      15.6%                      11,991        1,577    13.2%
Fiduciary deposits
  Peso-denominated ............             -            -                                      -            -
  Dollar-denominated ..........             -            -                                      -            -
                                  -----------    ---------                            -----------    ---------
    Total .....................             -            -                                      -            -
Total interest-bearing
liabilities
  Peso-denominated ............     3,360,834      327,915       9.8%        0.9%       4,143,315      417,580    10.1%      2.3%
  Dollar-denominated ..........     1,985,914      130,940       6.6%        6.6%       2,319,129      111,494     4.8%      4.8%
                                  -----------    ---------                            -----------    ---------
    Total .....................     5,346,748      458,855       8.6%                   6,462,444      529,074     8.2%

NON-INTEREST-BEARING
LIABILITIES:
Checking accounts
  Peso-denominated ............     1,080,749                                           1,182,007
  Dollar-denominated ..........            33                                                  23
                                  -----------                                         -----------
    Total .....................     1,080,782                                           1,182,030
Other deposits
  Peso-denominated ............        17,859                                             130,692
  Dollar-denominated ..........        24,369                                              40,278
                                  -----------                                         -----------

                                                 YEAR ENDED DECEMBER 31,
                                  -----------------------------------------------
                                                          2002
                                  -----------------------------------------------
                                                  AVERAGE     AVERAGE
                                                  NOMINAL       REAL
                                    AVERAGE       INTEREST    INTEREST   INTEREST
                                    BALANCE        EARNED       RATE       RATE
                                  ------------   ---------    --------   --------
                                     (in millions of pesos, except percentages)
LIABILITIES AND SHARE-HOLDERS'
EQUITY(1)(2)(3)
INTEREST-BEARING LIABILITIES:

Checking deposits
  Peso-denominated ............   Ps    90,332   Ps  2,962        3.3%    -3.4%
  Dollar-denominated ..........        576,933      10,013        1.7%     1.7%
                                  ------------   ---------
    Total .....................        667,265      12,975        1.9%
Time deposits
  Peso-denominated ............      2,167,388     211,375        9.8%     2.6%
  Dollar-denominated ..........      1,386,388      48,903        3.5%     3.5%
                                  ------------   ---------
    Total .....................      3,553,776     260,278        7.3%
Savings deposits
  Peso-denominated ............      2,077,699     105,442        5.1%    -1.8%
  Dollar-denominated ..........         83,796       1,383        1.7%     1.7%
                                  ------------   ---------
    Total .....................      2,161,495     106,825        4.9%
Overnight funds
  Peso-denominated ............        363,623      22,569        6.2%    -0.7%
  Dollar-denominated ..........         81,474       4,076        5.0%     5.0%
                                  ------------   ---------
    Total                              445,097      26,645        6.0%
Borrowings from domestic
development banks
  Peso-denominated ............        436,132      43,722       10.0%     2.8%
  Dollar-denominated ..........         77,540       5,595        7.2%     7.2%
                                  ------------   ---------
    Total .....................        513,672      49,317        9.6%
Interbank borrowings
  Peso-denominated                           -           -
  Dollar-denominated ..........        505,832       9,404        1.9%     1.9%
                                  ------------   ---------
    Total .....................        505,832       9,404        1.9%     1.9%
Long-term debt
  Peso-denominated ............         20,776         779        3.7%    -3.1%
  Dollar-denominated ..........              -           -
                                  ------------   ---------
    Total .....................         20,776         779        3.7%     3.7%
Fiduciary deposits
  Peso-denominated ............              -           -
  Dollar-denominated ..........              -           -
                                  ------------   ---------
    Total .....................              -           -
Total interest-bearing
liabilities
  Peso-denominated ............      5,155,950     386,849        7.5%     0.5%
  Dollar-denominated ..........      2,711,963      79,374        2.9%     2.9%
                                  ------------   ---------
    Total .....................      7,867,913     466,223        5.9%

NON-INTEREST-BEARING
LIABILITIES:
Checking accounts
  Peso-denominated ............      1,437,429
  Dollar-denominated ..........             21
                                  ------------
    Total .....................      1,437,450
Other deposits
  Peso-denominated ............         48,331
  Dollar-denominated ..........         50,513
                                  ------------

                                                                        YEAR ENDED DECEMBER 31,
                                  ------------------------------------------------------------------------------------------------
                                                          2000                                               2001
                                  ------------------------------------------------    --------------------------------------------
                                                              AVERAGE     AVERAGE                               AVERAGE   AVERAGE
                                                              NOMINAL       REAL                                NOMINAL     REAL
                                     AVERAGE      INTEREST    INTEREST    INTEREST     AVERAGE       INTEREST   INTEREST  INTEREST
                                     BALANCE       EARNED       RATE        RATE       BALANCE        EARNED      RATE      RATE
                                  -----------    ---------    --------    --------    -----------    ---------  --------  --------
                                                                (in millions of pesos, except percentages)
    Total .....................        42,228                                             170,970
Bank Acceptances Outstanding
  Peso-denominated ............         5,064                                               4,607
  Dollar-denominated ..........        26,330                                              34,480
                                  -----------                                         -----------
    Total .....................        31,394                                              39,087
Fiduciary deposits
  Peso-denominated ............        44,750                                              22,860
  Dollar-denominated ..........             -                                                   -
                                  -----------                                         -----------
    Total .....................        44,750                                             22,,860
Other liabilities .............
  Peso-denominated ............       366,901                                             484,984
  Dollar-denominated ..........        41,581                                              29,019
                                  -----------                                         -----------
    Total .....................       408,482                                             514,003
Shareholders' equity
  Peso-denominated ............       967,150                                           1,002,941
  Dollar-denominated ..........         2,877                                              70,849
                                  -----------                                         -----------
    Total .....................       970,027                                           1,073,790
Total non-interest bearing
liabilities
  Peso-denominated ............     2,482,473                                           2,828,091
  Dollar-denominated ..........        95,190                                             174,649
                                  -----------                                         -----------
  Total .......................     2,577,663                                           3,002,740
TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY ...........   PS7,924,411    PS458,855                            PS9,465,184    PS529,074

                                                 YEAR ENDED DECEMBER 31,
                                  -----------------------------------------------
                                                          2002
                                  -----------------------------------------------
                                                              AVERAGE     AVERAGE
                                                              NOMINAL       REAL
                                    AVERAGE       INTEREST    INTEREST   INTEREST
                                    BALANCE        EARNED       RATE       RATE
                                  ------------   ---------    --------   --------
                                     (in millions of pesos, except percentages)
    Total .....................         98,844
Bank Acceptances Outstanding
  Peso-denominated ............          4,243
  Dollar-denominated ..........         23,980
                                  ------------
    Total .....................         28,223
Fiduciary deposits
  Peso-denominated ............              -
  Dollar-denominated ..........              -
                                  ------------
    Total .....................              -
Other liabilities .............
  Peso-denominated ............        673,000
  Dollar-denominated ..........         45,472
                                  ------------
    Total .....................        718,472
Shareholders' equity
  Peso-denominated ............        939,774
  Dollar-denominated ..........         90,685
                                  ------------
    Total .....................      1,030,459
Total non-interest bearing
liabilities
  Peso-denominated ............      3,102,777
  Dollar-denominated ..........        210,671
                                  ------------
  Total .......................      3,313,448
TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY ...........   PS11,181,361   PS466,223

---------------
(1) Out of period items and adjustments have been included in the appropriate line items as of the time they were received.

(2) Throughout this analysis, the nominal rate for the dollar-denominated activity is also considered to be the real rate, given that this activity originated outside of Colombia and would not be impacted by the inflation and devaluation levels that would impact domestic activity. Individuals component interest rate subtotals are based on weighted averages using the average balances of the components.

(3)   Includes performing loans only.

(4) Interest income and expense resulting from the inflation adjustments are distributed to the individual asset/liability components for the purpose of determining the nominal and real rates.

CHANGES IN NET INTEREST INCOME AND EXPENSES -- VOLUME AND RATE ANALYSIS

         The following table allocates changes in the Bank's net interest income between changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001; and the fiscal year ended December 31, 2001 compared to the fiscal year ended December 31, 2000. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and rate have been allocated to volume.

                                                       2000-2001                                  2001-2002
                                                   INCREASE (DECREASE)                        INCREASE (DECREASE)
                                                     DUE TO CHANGES                             DUE TO CHANGES
                                          -----------------------------------            -------------------------------
                                                                         NET                                       NET
                                           VOLUME          RATE        CHANGE            VOLUME        RATE      CHANGE
                                          -------        -------      -------            ------      --------   --------
                                                                        (in millions of pesos)
INTEREST-EARNING ASSETS:

Overnight funds

  Peso-denominated                        (33,364)        34,767        1,403            (1,258)       (2,407)    (3,665)
  Dollar-denominated                        3,769         (1,994)       1,775              (108)       (6,055)    (6,163)
                                          -------        -------      -------            ------      --------   --------
    Total                                 (29,595)        32,773        3,178            (1,366)       (8,462)    (9,828)
Investment securities
  Peso-denominated                          3,711        (97,442)     (93,731)            3,391        (9,794)    (6,403)
  Dollar-denominated                       13,902        (17,088)      (3,186)           (1,549)      (40,459)   (42,008)
                                          -------        -------      -------            ------      --------   --------
    Total                                  17,613       (114,530)     (96,917)            1,842       (50,253)   (48,411)
Loans
  Peso-denominated                        133,264         24,368      157,632            39,358      (115,244)   (75,886)
  Dollar-denominated                        1,559        (26,328)     (24,769)            1,154       (10,602)    (9,448)
                                          -------        -------      -------            ------      --------   --------
    Total                                 134,823         (1,960)     132,863            40,512      (125,846)   (85,334)
Total interest-earning assets
  Peso-denominated                        103,611        (38,307)      65,304            41,491      (127,445)   (85,954)
  Dollar-denominated                       19,230        (45,410)     (26,180)             (503)      (57,116)   (57,619)
                                          -------        -------      -------            ------      --------   --------
    TOTAL                                 122,841        (83,717)      39,124            40,988      (184,561)  (143,573)
                                          =======        =======      =======            ======      ========   ========

INTEREST-BEARING LIABILITIES:

Checking accounts

  Peso-denominated                         (3,074)        (3,950)      (7,024)             (391)         (818)    (1,209)
  Dollar-denominated                        3,909         (6,098)      (2,189)            1,229        (9,372)    (8,143)
                                          -------        -------      -------            ------      --------   --------
    Total                                     835        (10,048)      (9,213)              838       (10,190)    (9,352)
Time deposits
  Peso-denominated                         39,277         11,672       50,949            35,613       (62,479)   (26,866)
  Dollar-denominated                       16,566         (8,414)       8,152             7,809       (24,677)   (16,868)
                                          -------        -------      -------            ------      --------   --------
    Total                                  55,843          3,258       59,101            43,422       (87,156)   (43,734)
Savings deposits
  Peso-denominated                         19,720          5,298       25,018            21,893       (27,279)    (5,386)
  Dollar-denominated                        1,134           (625)         509               326        (1,271)      (945)
                                          -------        -------      -------            ------      --------   --------

    Total                                  20,854          4,673       25,527            22,219       (28,550)    (6,331)
Overnight funds
  Peso-denominated                         19,590           (184)      19,406             2,637        (7,188)    (4,551)
  Dollar-denominated                            -              -            -             4,076             -      4,076
                                          -------        -------      -------            ------      --------   --------
    Total                                  19,590           (184)      19,406             6,713        (7,188)      (475)
Borrowings from domestic
development banks
  Peso-denominated                          6,309         (3,133)       3,176            17,719        (9,640)     8,079

                                                       2000-2001                                  2001-2002
                                                   INCREASE (DECREASE)                        INCREASE (DECREASE)
                                                     DUE TO CHANGES                             DUE TO CHANGES
                                          -----------------------------------            -------------------------------
                                                                         NET                                       NET
                                           VOLUME          RATE        CHANGE            VOLUME        RATE      CHANGE
                                          -------        -------      -------            ------      --------   --------
                                                                        (in millions of pesos)
  Dollar-denominated                       (1,721)        (2,263)      (3,984)           (2,414)        2,930        516
                                          -------        -------      -------            ------      --------   --------
    Total                                   4,588         (5,396)        (808)           15,305        (6,710)     8,595
Interbank borrowings
  Peso-denominated                              -              -            -                 -             -          -
  Dollar-denominated                       (2,676)       (19,258)     (21,934)              611       (11,367)   (10,756)
                                          -------        -------      -------            ------      --------   --------
    Total                                  (2,676)       (19,258)     (21,934)              611       (11,367)   (10,756)
Long-term debt
  Peso-denominated                         (1,328)          (532)      (1,860)              329        (1,127)      (798)
  Dollar-denominated                            -              -            -                 -             -          -
                                          -------        -------      -------            ------      --------   --------

    Total                                  (1,328)          (532)      (1,860)              329        (1,127)      (798)
Fiduciary deposits
  Peso-denominated                              -              -            -                 -             -          -
  Dollar-denominated                            -              -            -                 -             -          -
                                          -------        -------      -------            ------      --------   --------

    Total                                       -              -            -                 -             -          -
Total interest-bearing liabilities
  Peso-denominated                         80,494          9,171       89,665            77,800      (108,531)   (30,731)
  Dollar-denominated                       17,212        (36,658)     (19,446)           11,637       (43,757)   (32,120)
                                          -------        -------      -------            ------      --------   --------
    TOTAL                                  97,706        (27,487)      70,219            89,437      (152,288)   (62,851)
                                          =======        =======      =======            ======      ========   ========


INTEREST-EARNING ASSETS -- NET INTEREST MARGIN AND SPREAD

      The following table analyzes the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2000, 2001 and 2002, respectively.

                                                                            YEAR ENDED DECEMBER 31,
                                                             -------------------------------------------------------
                                                                 2000                 2001                  2002
                                                             ------------         ------------          ------------
                                                                    (in millions of pesos, except percentages)
Total average interest-earning assets
  Peso-denominated                                           Ps 4,055,796         Ps 5,005,457          Ps 6,277,545
  Dollar-denominated                                            1,890,103            2,504,644             2,936,941
                                                             ------------         ------------          ------------
    Total                                                       5,945,899            7,510,101             9,214,486
Average yield on average interest-earning assets
  Peso-denominated                                                  17.4%                 15.5%                 11.0%
  Dollar-denominated                                                 8.9%                  4.3%                  1.7%
                                                             ------------         ------------          ------------
    Total                                                           14.7%                 11.7%                  8.0%
Net interest earned(1)
  Peso-denominated                                           Ps   380,474         Ps   356,113          Ps   300,890
  Dollar-denominated                                                3,304               (3,430)              (28,929)
                                                             ------------         ------------          ------------
    Total                                                         383,778              352,683               271,961
Net interest margin(2)
  Peso-denominated                                                   9.4%                  7.1%                  4.8%
  Dollar-denominated                                                 0.2%                 (0.1)%                (1.0)%
                                                             ------------         ------------          ------------
    Total                                                            6.5%                  4.7%                  3.0%
Interest spread(3)
Peso-denominated                                                     7.7%                  5.4%                  3.5%
  Dollar-denominated                                                 0.5%                 (0.5)%                (1.2)%
                                                             ------------         ------------          ------------
    Total                                                            5.6%                  3.6%                  2.1%

---------------
(1) Defined as interest income less interest paid and includes interest earned on investments.

(2) Defined as net interest income divided by total average interest-earning assets.

(3) Defined as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

ASSETS

      The following table presents certain selected financial ratios of the Bank for the periods indicated:

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                    ------------------------------------------------
                                                                                     2000                 2001                 2002
                                                                                    ------               ------               ------
                                                                                                     (in percentages)
Net income as a percentage of:
  Average total assets                                                               (1.44)                1.65                 1.88
  Average shareholders' equity                                                      (11.75)               14.58                20.42
Dividends per share as a percentage of
  net income per share(1)                                                            --                   31.00                36.18
Average shareholders' equity as a percentage of
  average total assets                                                               12.24                11.34                 9.22
Return on interest-earning assets(2)                                                  14.2                 11.7                  8.0

---------------
(1) Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of Common Shares outstanding during the year.

(2) Defined as total interest earned divided by average interest-earning assets.


INVESTMENT SECURITIES

      The Bank acquires and holds investment securities for liquidity and other strategic purposes, or when it is required by law to do so. Under Colombian law, prior to 1995, banks were restricted from holding equity securities in their investment securities portfolio. Effective April 28, 1995, however, equity securities of liquid, publicly traded Colombian financial institutions may be held by banks as investment securities. See Note 2 to the Financial Statements. Equity investments are recorded at cost, adjusted for inflation from January 1, 1992 to December 31, 2002. See Note 2 to the Financial Statements. As of April 28, 1995, debt securities held by Colombian financial institutions are required to be marked to market monthly. See Note 2 to the Financial Statements. As of December 31, 2002, the value of BC's dollar-and peso-denominated portfolio on a consolidated basis was Ps 4,089,685 million.

      Investments are fully reviewed in June and December and partially reviewed in March and September of each year for impairment by considering the related solvency risk, market exposure, currency exchange and country risk. Investment securities with a rating by external agencies recognized by the Superintendency of Banking cannot be recorded on the balance sheet of the Bank for an amount higher than certain percentages of the face value (shown in the table below), including the accrued income or excluding returns received in an anticipated manner. Depending on the results of the review and on the likelihood of loss of the investment, allowances are recorded for 20% to 100% of the cost of the investment, and for 100% of accrued income.

      The following table indicates the different categories of investments securities and the maximum face value for these to be recorded.

LONG - TERM CLASSIFICATION                     MAXIMUM FACE VALUE (%)
--------------------------                     ----------------------
BB+, BB, BB-                                   Eighty (80)
B+, B, B-                                      Sixty (60)
C                                              Fourty (40)
D, E                                           Zero (0)

      Allowances for investment securities for which no computation methods have been provided by the Superintendency of Banking are calculated based on other methods. If there are no such methods, the solvency risk levels, as defined by the Superintendency of Banking, have to be used: "A"-Normal, "B"-

Subnormal, "C"- Deficient. "D"- Doubtful Recovery, and "E"- Unrecoverable. Fixed rate or variable rate investments classified in categories B, C, D and E cannot be recorded on the balance sheet of the Bank for an amount higher than 80%, 60%, 40% and 0% respectively, of the face value, including the accrued income or excluding returns received in an anticipated manner.

      The following investments are excluded from this evaluation: (a) mandatory investments and investments held in reserve against deposits and securities issued or guaranteed by the Colombian Government or issued by the Central Bank; and (b) securities that are classified "high and medium liquidity" by the Superintendency of Securities as long as they maintain their rating categories. See Note 2 to the Financial Statements.

      As of September 1, 2002, investment are to be classified as "trading", "available for sale" and "held to maturity". Trading investments may have fixed interest or variable yield. Available for sale investment securities must be held in the Bank's portfolio at least one year after such classification. These securities have to be recorded at cost and market value adjustments will be recorded in shareholder's equity. Held to maturity securities remain in the Bank's portfolio until maturity. These investments have since September 1, 2002 been recorded at cost. Later on, the present value of said investments are recorded as an increased value of the investment and the difference is recorded in the statement of operations.

      As of December 31, 2002, most of the investment securities held by BC were classified as "A", except for two that were classified as "D", and five as "E". See Note 5 to the Financial Statements.

      The following table sets forth the Bank's investments in government and corporate securities and certain other financial investments as of the dates indicated:

                                                                                                AS OF DECEMBER 31,
                                                                              ------------------------------------------------------
                                                                               2000(1)(2)           2001(1)(2)           2002(1)(2)
                                                                              ------------         ------------         ------------
                                                                                              (in millions of pesos)
DOLLAR-DENOMINATED
Securities issued or secured by the Colombian Government                      Ps   621,171         Ps 1,261,055         Ps 1,322,471
Euronotes and Eurobonds                                                            140,101              178,604              373,339
Securities issued by foreign governments                                            54,950                2,552                 --
Others                                                                             140,886               98,662               92,169
                                                                              ------------         ------------         ------------
  Subtotal                                                                         957,108            1,540,873            1,787,979
                                                                              ------------         ------------         ------------
PESO-DENOMINATED
Securities issued or secured by the Colombian Government                           222,716              740,083            1,692,817
Securities issued or secured by the Central Bank                                     6,718                3,181               11,767
Securities issued or secured by government entities                                 99,465              212,742              134,519
Securities issued or secured by other financial entities                           186,106              293,064              261,266
Accounts receivable discounted                                                         896                 --                   --
Others                                                                              14,937                9,844              201,337
                                                                              ------------         ------------         ------------
  Subtotal                                                                         530,838            1,258,914            2,301,706
                                                                              ------------         ------------         ------------
Total                                                                         Ps 1,487,946         Ps 2,799,787         Ps 4,089,685
                                                                              ============         ============         ============

--------------
(1) Includes debt securities only. The Bank's total long-term investments, net in equity securities were Ps 87,358 million, Ps 184,755 million and Ps 253,774 million for 2000, 2001 and 2002, respectively.

(2) These amounts are net of allowances for decline in value which were Ps 1,646 million for 2000, Ps 3,168 million for 2001 and Ps 10,313 million for 2002.

      As of December 31, 2002, the Bank did not have any investment that exceeded 10% of its shareholders' equity.

INVESTMENT SECURITIES PORTFOLIO MATURITY

      The following table analyzes the maturities and weighted average nominal yields of the Bank's investment securities as of December 31, 2002:

                                                                      AS OF DECEMBER 31, 2002
                                    ----------------------------------------------------------------------------------------------
                                    MATURITY LESS THAN 1      MATURITY BETWEEN       MATURITY MORE
                                            YEAR               1 AND 5 YEARS          THAN 5 YEARS                    TOTAL
                                    --------------------   ---------------------   --------------------    -----------------------
                                    BALANCE(1)    YIELD %   BALANCE(1)    YIELD %  BALANCE(1)    YIELD %    BALANCE(1)      YIELD %
                                    ----------    -------  -----------    -------  ----------    -------   ------------     -------
                                                                 (in millions of pesos, except yields)
DOLLAR-DENOMINATED:

Securities issued or
secured by
    the Colombian government        Ps  91,447      5.79%  Ps  742,381      8.85%  Ps 488,643    9.10%     Ps 1,322,471     8.73%
Time deposits in financial
entities                                  --        --            --        --           --        --              --         --
Loans bought at a discount                --        --            --        --           --        --              --         --
Euronotes and Eurobonds                117,454      6.57%      248,587      8.24%       7,298      2.40%        373,339       7.60%
Securities issued by
foreign
   governments                            --        --            --        --           --        --              --         --
Others                                    --        --          81,597      9.13%      10,572      9.99%         92,169       9.23%
                                    ----------     -----   -----------     -----   ----------     -----    ------------      -----
   Subtotal                            208,901      6.23%    1,072,565      8.73%     506,513      9.03%      1,787,979       8.52%
                                    ----------     -----   -----------     -----   ----------     -----    ------------      -----

PESO-DENOMINATED

Securities issued or
secured by

   the Colombian government            111,373     13.11%    1,317,193     13.94%     264,251      7.81%      1,692,817      12.93%
Securities issued or
secured by
   the Central Bank                      2,725     17.49%        9,036     11.23%           6      7.43%         11,767      12.68%
Securities issued or
secured by
   government entities                  49,366     12.35%       77,187     11.77%       7,966     10.79%        134,519      11.92%
Securities issued or
secured by

   other financial entities            130,919     10.90%      114,798     12.23%      15,549     11.73%        261,266      11.54%
Accounts receivable

discounted                                --        --            --        --           --        --              --         --
Other                                  158,140      6.20%       38,027     10.40%       5,170     11.47%        201,337       7.13%
                                    ----------     -----   -----------     -----   ----------     -----    ------------      -----
   Subtotal                            452,523     10.03%    1,556,241     13.60%     292,942      8.16%      2,301,706      12.19%
                                    ----------     -----   -----------             ----------     -----    ------------      -----
   Total                            Ps 661,424             Ps 2,628,80             Ps 799,455              Ps 4,089,685
                                    ==========             ===========             ==========              ============

----------
(1) These amounts are net of allowances for decline in value which were Ps 10,313 million in 2002.


LOAN PORTFOLIO

      On October 5, 2000, through External Circular 070, the Colombian Superintendency of Banking introduced new modifications to Chapters II and III of External Circular No. 100 of 1995 (Basic Accounting and Financial), relating to the system of provisions for supervised institutions, and the role of guarantees in their incorporation process.

      The Superintendency of Banking requires that banks in Colombia separate their loan portfolio into three categories, commercial, consumer, small business loan and mortgage, for purposes of determining allowances for loan losses and the non-performing loan portfolio. The commercial loan portfolio is defined as all peso- and dollar-denominated loans, even if to an individual, with a principal amount exceeding 300 minimum monthly salaries, or approximately Ps
99.6 million nominal pesos (approximately US$35,383), and small- and medium-sized commercial customer loans. The commercial loan portfolio also includes loans funded by discounting with the Central Bank and Bancoldex for lending to projects that those institutions approve and loans that are secured through real estate, unless they are classified as mortgage loans, independent of the size of the loan. In a similar way, the Bank may classify loans of less than 300 minimum monthly salaries as commercial loans according to its internal policies.

A consumer loan was defined by the Superintendency of Banking as a loan with a principal amount of less than or equal to 300 minimum monthly salaries, or approximately Ps 99.6 million nominal pesos, that may be made to individuals. These loans include all credit card loans and any other loans granted to an individual for purposes of financing the acquisition of consumer goods or the payment of services.

      Each of the commercial and consumer loan portfolios is segregated into secured and unsecured loans. A secured loan is one the repayment of which is secured by real property or certain other types of property, whereas an unsecured loan is supported by an undertaking from the borrower or a third-party guarantor, but does not involve the creation of a security interest in property. Mortgage loans are loans secured by real property where such property serves as collateral to secure all or a part of its purchase price.

      In October 2001, the Superintendency of Banking issued External Circular 050, which modified the classification of loan portfolios in financial statements beginning March 2002. This new classification was ratified by External Circular 011 all of March 5, 2002, which introduced new amendments regarding management of credit risk. External Circular 050 and External Circular 011, require classification of loans into four categories: mortgage, consumer, small business loans and commercial (which involves ordinary, preferential and treasury loans).

- Mortgage loans are loans, independent of the amount, granted to individuals to acquire new or used homes, or for the construction of individual homes.

- Consumer loans are loans granted to individuals for the purpose of financing the acquisition of consumer goods or the payment of services for non-commercial or non-corporate objects.

- Small business loans ("microloans") are loans granted to very small corporations with indebtedness levels with the corresponding entity not higher than 25 minimum monthly legal salaries (US$2,949) (a very small corporation is every unit of economic exploitation, whether individual or corporation, in entrepreneurial, farming and livestock, industrial, commercial or utilities activities, rural or urban, with a staff no larger than 10 workers and with total assets lower than 501 minimum monthly legal salaries (US$59,090)).

- Commercial loans are all loans except mortgage, consumer and small business loans, as defined above.

      These categories are used in order to determine the required review and classification of the non-performing loan portfolio.

      As of December 31, 2002, BC's commercial loan portfolio aggregated Ps 5,219,460 million, a 19.87% increase from December 31, 2001. As of December 31, 2001, BC's commercial loan portfolio amounted to Ps 4,354,031 million, which was an increase of 1.58% from December 31, 2000.

      The following table shows the Bank's loan portfolio categorized in accordance with the regulations of the Superintendency of Banking in effect for the relevant periods:

                                                                                 AS OF DECEMBER 31,
                                                ------------------------------------------------------------------------------------
                                                    1998              1999              2000              2001              2002
                                                ------------      ------------      ------------      ------------      ------------
                                                                               (in millions of pesos)
Commercial                                      Ps 3,890,545      Ps 3,962,890      Ps 4,286,220      Ps 4,354,031      Ps 5,219,460
Consumer                                           1,038,272           827,816           792,573           961,663           870,898
Small business loans                                    --                --                --                --              68,863
Mortgage                                              35,592            35,253            33,278            34,511            38,094
                                                ------------      ------------      ------------      ------------      ------------
  Total Loans                                      4,964,409         4,825,959         5,112,071         5,350,205         6,197,315
Allowance for Loan Losses                            182,292           295,016           285,565           271,729           332,324
                                                ------------      ------------      ------------      ------------      ------------

  Total Loans, net                              Ps 4,782,117      Ps 4,530,943      Ps 4,826,506      Ps 5,078,476      Ps 5,864,991
                                                ============      ============      ============      ============      ============

      The Bank segregates its loan portfolio into:

-     corporate loans, which include loans to medium and large corporations;

- retail loans, which include loans to individuals, such as personal lines of credit, automobile loans and credit card loans; and

- mortgage loans, which consist primarily of mortgage loans to BC employees and a small number of mortgage loans made to customers of the former Banco de Colombia.

      The following table shows the Bank's loan portfolio classified by corporate, retail and mortgage:

                                                                                    AS OF DECEMBER 31,
                                                       ----------------------------------------------------------------------------
                                                           1998            1999            2000            2001            2002
                                                       ------------    ------------    ------------    ------------    ------------
                                                                                  (in millions of pesos)
CORPORATE
    Trade financing                                     Ps  256,073    Ps    91,987    Ps    92,213    Ps    95,649    Ps   166,620
    Loans funded by domestic development
banks                                                       277,708         320,250         303,718         292,609         376,378
    Working capital loans                                 2,688,291       2,735,692       3,053,580       3,040,469       3,650,585
    Credit cards                                              2,084           7,704           4,446           3,892           5,218
    Overdrafts                                               53,478          63,449          51,132          22,755          48,591
    Other                                                     7,050             716            --            22,886            --
                                                       ------------    ------------    ------------    ------------    ------------
        Total corporate                                   3,284,684       3,219,798       3,505,089       3,478,260       4,247,392
                                                       ------------    ------------    ------------    ------------    ------------
RETAIL (1)
    Credit cards                                            185,021         185,981         199,351         231,965         254,876
    Personal loans                                          300,068         376,080         354,223         457,677         561,558
    Automobile loans                                         41,288          49,916          32,270          15,713          24,476
    Overdrafts                                               92,362          60,588          58,128          73,372          68,490
    Loans funded by domestic development
banks                                                        95,538          70,065          79,430         138,415         276,157
    Trade financing                                          40,562          24,650          25,403          38,643          28,112
    Working capital loans                                   889,294         803,627         824,899         881,649         698,160
                                                       ------------    ------------    ------------    ------------    ------------
        Total retail                                      1,644,133       1,570,907       1,573,704       1,837,434       1,911,829
                                                       ------------    ------------    ------------    ------------    ------------
MORTGAGE                                                     35,592          35,254          33,278          34,511          38,094
                                                       ------------    ------------    ------------    ------------    ------------
Total loans                                               4,964,409       4,825,959       5,112,071       5,350,205       6,197,315
Allowance for loan losses                                  (182,292)       (295,016)       (285,565)       (271,729)       (332,324)
                                                       ------------    ------------    ------------    ------------    ------------
Total loans, net                                       Ps 4,782,117    Ps 4,530,943    Ps 4,826,506    Ps 5,078,476    Ps 5,864,991
                                                       ============    ============    ============    ============    ============


----------
(1)   Includes loans to upper-income individuals and small companies.


      In 2002, the Bank's total loan portfolio increased 15.83% to Ps 6,197,315 million from Ps 5,350,205 million in 2001, due primarily to a recovery of the Colombian economy. The Bank's total loan portfolio increased 4.66% in 2001 to Ps 5,350,205 million from Ps 5,112,071 million in 2000 primarily due to a recovery of the customers' economic situation.

      In 2002, total corporate loans increased 22.11% to Ps 4,247,392 million due primarily to a 20.06% increase in working capital loans and a 74.20% increase in trade financing. In 2001, total corporate loans decreased 0.76% to Ps 3,478,260 million from Ps 3,505,089 million in 2000 due primarily to a 55.50% reduction in overdraft. As of December 31, 2000, 2001 and 2002, total corporate loans represented 69%, 65% and 69% respectively, of the Bank's total loan portfolio.

      Total retail loans increased 4.05% in 2002 to Ps 1,911,829 million, due primarily to a 22.7% increase in personal loans, a 99.51% increase in loans funded by domestic development banks and a 9.88% increase in credit cards. In 2001, total retail loans increased 16.76% to Ps 1,837,434 million from Ps 1,573,704 million in 2000 primarily due to a 29.2% increase in personal loans, a 74.26% increase in loans funded by domestic development banks and a 6.88% in working capital loans. As of December 31, 2000, 2001 and 2002 retail loans represented 31%, 34% and 31% respectively, of the Bank's total loan portfolio.

      As of December 31, 2002, the aggregate outstanding principal amount of the Bank's 25 largest borrowing relationships represented approximately 20% of the total loan portfolio, and no single borrowing relationship represented more than 1.81% of the total loan portfolio. Approximately 11.80% of such loans are denominated in foreign currencies. 100% of these loans are corporate loans and, as of December 31, 2002, 69.44% of these borrowing relationships were classified as "A" credits, 10.72% as "B", 3.87%, as "C", 3.22% as "D" and 12.73% as "E"
credits.

LOANS BY ECONOMIC ACTIVITY

      The following table analyzes the Bank's loan portfolio for the periods indicated by the principal activity of the borrower using the Primary Standard Industrial Classification Codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

                                                                AS OF DECEMBER 31, 2002
                      -------------------------------------------------------------------------------------------------------------
                          1998         %          1999       %        2000         %        2001         %        2002         %
                      ------------  ------  ------------  ------  ------------  ------  ------------  ------  ------------  -------
Agricultural          Ps   166,825    3.4%  Ps    57,675    1.2%  Ps   100,346    2.0%  Ps   136,201    2.5%  Ps   135,554     2.2%
Mining products and
oil                         20,195    0.4%        38,997    0.8%        10,199    0.2%        43,881    0.8%       103,624     1.7%
Food, beverage and
  tobacco                  320,401    6.5%       361,164    7.5%       449,171    8.8%        68,651    1.3%       174,818     2.8%
Chemical production        147,390    3.0%       106,873    2.2%       264,633    5.2%          --      0.0%        11,453     0.1%
Other industrial and
  manufacturing

  products                 749,986   15.1%       582,168   12.1%       816,477   16.0%     1,550,141   29.0%     1,738,250    28.0%
Government                 616,444   12.4%       278,367    5.8%       657,050   12.8%        91,146    1.6%       152,453     2.4%
Construction               161.370    3.2%       106,572    2.2%       160,095    3.1%       181,788    3.4%       163,755     2.6%
Trade and tourism          453,599    9.1%       412,231    8.5%       731,099   14.3%       712,333   13.3%       816,090    13.2%
Transportation and
  communications           158,323    3.2%       100,894    2.1%       213,519    4.2%       302,100    5.6%       299,184     4.8%
Public services            217,786    4.4%       104,931    2.2%       297,329    5.8%       284,031    5.3%       464,054     7.5%
Consumer services          477,732    9.6%       532,386   11.0%       303,937    5.9%     1,619,689   30.5%     1,840,735    29.9%
Commercial services      1,474,358   29.7%     2,143,601   44.4%     1,108,216   21.7%       360,244   _6.7%       297,345     4.8%
                      ------------  ------  ------------  ------  ------------  ------  ------------  ------  ------------  -------
  Total loans         Ps 4,964,409  100.0%  PS 4,825,959  100.0%  Ps 5,112,071  100.0%  Ps 5,350,205  100.0%  Ps 6,197,315   100.0%
                      ============  ======  ============  ======  ============  ======  ============  ======  ============  =======

MATURITY AND INTEREST RATE SENSITIVITY OF LOANS

      The following table shows the maturities of the Bank's loan portfolio:

                                                                           AS OF DECEMBER 31, 2002
                                                          ----------------------------------------------------------
                                                                          DUE FROM
                                                           DUE IN ONE       ONE TO        DUE AFTER
                                                          YEAR OR LESS    FIVE YEARS      FIVE YEARS        TOTAL
                                                          ------------   ------------     ----------    ------------
                                                                           (in millions of pesos)
PESO-DENOMINATED LOANS:
Corporate
    Trade financing                                       Ps     6.538   Ps     1,679     Ps       -    Ps     8,217
    Loans funded by domestic development banks                  85,684         70,131         32,539         188,354
    Working capital loans                                    1,749,478        604,941        372,926       2,727,345
    Credit cards                                                 1,467          2,314              -           3,781
    Overdrafts                                                  48,591              -              -          48,591
    Other                                                            -              -              -               -
                                                                     -              -              -               -
                                                          ------------   ------------     ----------    ------------
        Total corporate                                      1,891,758        679,065        405,465       2,976,288
                                                          ------------   ------------     ----------    ------------
Retail (1)
    Credit cards                                               132,333         81,150              -         213,483
    Personal loans                                             244,245        306,715          3,913         554,873
    Automobile loans                                            12,887         11,570             19          24,476
    Overdrafts                                                  68,368              -              -          68,368
    Loans funded by domestic development banks                 123,299        102,750         48,478         274,527
    Trade financing                                              6,180          6,205            344          12,729
    Working capital loans                                      456,522        171,746         45,618         673,886
                                                          ------------   ------------     ----------    ------------
        Total retail                                         1,043,834        680,136         98,372       1,822,342
                                                          ------------   ------------     ----------    ------------
Mortgage                                                         1,310            935         35,849          38,094
                                                          ------------   ------------     ----------    ------------
    Total peso-denominated loans                          Ps 2,936,902   Ps 1,360,136     Ps 539,686    Ps 4,836,724
                                                          ============   ============     ==========    ============
DOLLAR-DENOMINATED LOANS

Corporate

    Trade financing                                       Ps   158,403   Ps         -     Ps       -    Ps   158,403
    Loans funded by domestic development banks                  43,017        145,007              -         188,024
    Working capital loans                                      457,325        432,844         33,071         923,240
    Credit cards                                                   711            726              -           1,437
    Overdrafts                                                       -              -              -               -
    Other                                                            -              -              -               -
                                                                     -              -              -               -
                                                          ------------   ------------     ----------    ------------
        Total corporate                                        659,456        578,577         33,071       1,271,104
                                                          ------------   ------------     ----------    ------------
Retail (1)
    Credit cards                                                30,810         10,583              -          41,393
    Personal loans                                               6,141            442            102           6,685
    Automobile loans                                                 -              -              -               -
    Overdrafts                                                     122              -              -             122
    Loans funded by domestic development banks                   1,630              -              -           1,630
    Trade financing                                             15,383              -              -          15,383
    Working capital loans                                       24,274              -              -          24,274
                                                          ------------   ------------     ----------    ------------
        Total retail                                            78,360         11,025            102          89,487
                                                          ------------   ------------     ----------    ------------
Mortgage                                                             -              -              -               -
                                                          ------------   ------------     ----------    ------------
    Total dollar-denominated loans                             737,816        589,602         33,173       1,360,591
                                                          ------------   ------------     ----------    ------------
        Total loans                                       Ps 3,674,718   Ps 1,949,738     Ps 572,859    Ps 6,197,315
                                                          ============   ============     ==========    ============

----------
(1)   Includes loans to upper-income individuals and small companies.


(2)

      As of December 31, 2002, approximately 59.30% of the Bank's loans had a maturity of one year or less. The Bank's policy is not to automatically roll over an existing loan without a thorough credit analysis of the borrower.

      The following table shows the interest rate sensitivity of the Bank's loan portfolio as of December 31, 2002:

                                                                    AS OF DECEMBER 31, 2002
                                                                    -----------------------
                                                                     (in millions of pesos)
LOANS WITH TERMS OF 1 YEAR OR MORE:
VARIABLE RATE
    Peso-denominated                                                      Ps 1,587,325
    Dollar-denominated                                                         357,188
                                                                          ------------
        Total                                                                1,944,513
                                                                          ------------
FIXED RATE
    Peso-denominated                                                           312,497
    Dollar-denominated                                                         265,587
                                                                          ------------
        Total                                                                  578,084
                                                                          ------------
LOANS WITH TERMS OF LESS THAN 1 YEAR:
    Peso-denominated                                                         2,936,902
    Dollar-denominated                                                         737,816
                                                                          ------------
        Total                                                                3,674,718
                                                                          ------------
TOTAL LOANS                                                               Ps 6,197,315
                                                                          ============


CREDIT REVIEW POLICIES

      The Bank's credit standards and policies aim to achieve a high level of credit quality in the Bank's loan portfolio, efficiency in the processing of loans and the specific assignment of responsibilities for credit risk.

      Loan applications, depending on their amount, are presented for approval to (i) branch managers, (ii) the appropriate zone or regional managers, (iii) the appropriate vice presidents, (iv) the President, (v) the Credit Committee and (vi) the Board of Directors of BC. In general, loan application decisions are made by bank managers in committee. Loan applications up to a maximum of 200 minimum monthly salaries or approximately Ps 66.4 million (approximately US $23,589) also have to be submitted for approval to the Bank's centralized credit scoring department.

      The following table sets forth the size limits for loan application approval by authorization level as established by the Board of Directors of BC:

                                                                    MAXIMUM LOAN APPROVAL LIMITS (1)
                                                     --------------------------------------------------------------
                                                         UNSECURED LOANS (2)                  SECURED LOANS
                                                     --------------------------        ----------------------------
                                                                    (in U.S. dollar amounts)
AUTHORIZATION LEVEL:
    Branch Managers                                                      $5,228                             $10,456
    Zone Managers                                                        62,243                             103,739
    Regional Managers Corporate Banking                                 270,000                             450,000
    Middle-corporate and Personal
        Banking Regional Managers                                       360,000                             600,000


    Middle-corporate and Personal
        Banking Vice Presidents                                         900,000                           1,500,000
    Corporate Banking, Finance
        and International Vice Presidents                               900,000                           1,500,000
    President                                                         2,100,000                           3,500,000
    Credit Committee                                     Any loan not requiring              Any loan not requiring
                                                       approval of the Board of            approval of the Board of
                                                          Directors, within the        Directors, within the limits
                                                     limits established by law.                 established by law.

----------
(1) Approval limits are measured in dollars or their equivalent in nominal pesos.

(2)   Includes loans with a personal guarantee.

      Loans to employees and affiliates of the Bank must be approved by the Board of Directors, which has the authority to grant loans in any principal amount subject to the Bank's legal lending limit. Approval at each level also requires the agreement of each lower level of the approval hierarchy. For example, a loan approval by regional management as referred to in (ii) above would also require approval from the branch managers mentioned in (i) above.

      To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies for (i) evaluation of credits, (ii) lending limits to a single customer or economic group that conform to those required by law, (iii) the level of management authority required to approve a loan, (iv) maximum terms of loans, and (v) collateral required for certain types of loans and their valuation.

      BC's policies require that every credit be analyzed using the following factors: the character, reputation and credit history of the borrower, the type of business the borrower engages in, the borrower's ability to repay the loan, the coverage and suitability of the proposed collateral for the loan, information received from the credit risk center, debt service ability and compliance with the loan terms and the country risk where the debtor is headquartered in the event of overseas credits. The Bank applies this same detailed credit analysis to potential depositors.

      In addition to an analysis of the borrower, the Bank engages in the analysis of the different economic sectors to which the Bank makes loans and has established guidelines for financial analysis of the borrower and for participation in investment projects in Colombia and outside Colombia. The Bank applies the lending limits established under Colombian law, which require that:

- an uncollateralized loan to a single customer or economic group may not exceed 10% of the Bank's Technical Capital (the Bank's largest such loan as of December 31, 2002 is for Ps 61,444 million and is current and performing in accordance with its terms);

- a collateralized loan to a single customer or economic group may not exceed 25% of the Bank's Technical Capital (the Bank's largest such loan as of December 31, 2002 is for Ps 103,842 million and is current and performing in accordance with its terms);

- a loan to a shareholder of the Bank, with a share exceeding 20% of the Bank's Capital, may not exceed 20% of the Bank's Technical Capital (the Bank's largest such loan as of December 31, 2002 is for Ps 10,455 million and is current and performing in accordance with its terms); and

- a loan to a financial institution may not exceed 30% of the Bank's Technical Capital (the Banks' largest such loan as of December 31, 2002 is for Ps 5,009 million and is current and performing in accordance with its terms).

      In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan, averaging in length from one to five years.

      The Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan that can be granted against the value of the collateral. The Bank undertakes annually a valuation of collateral held as security for a loan. In addition, when a loan becomes 60 days past due, the loan is given to the Collections Department where various steps are taken to recover on the loan. However, jointly with the Commercial area, the Asset Recovery Unit may begin the recovery process before the 60 day past due date.

      With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the Superintendency of Banking, has implemented a review policy providing for a biannual evaluation during the months of May and November, of all debtors whose indebtedness for the various credit facilities exceeds 300 minimum legal monthly salaries (US$35,383). Additionally, these credits, and those which do not meet this condition, are evaluated monthly based on the days they are past due. When reviewing loans, BC evaluates and updates their risk classification and make corresponding adjustment in the provision, if needed. When monitoring outstanding loans, the Bank examines current financial statements including, for those material loans that are for a term greater than one year, current cash flow statements. The Bank is currently centralizing its credit review process through its information systems, including the necessary adjustments of credit scoring for automobile loans, credit cards and personal lines of credit. In addition, the Bank has a list of loans it reviews every month and carries out a credit audit process that reviews the 200 largest debtors and randomly reviews a selection of its other debtors.

OLD METHOD FOR CLASSIFICATION OF THE LOAN PORTFOLIO

      External Circular 070 of 2000, which was amended by External Circular 050 of October 2001, required Colombian financial institutions to grade 100% of their commercial, consumer and mortgage loan portfolios according to the risk classification described below. The risk classification for all loans was based on their past due status and an analysis of the borrower's ability to repay the loan. The risk classification for consumer and mortgage loans was further based on the individual terms of each such loan, as well as any bankruptcy proceedings to which a borrower was a party or any insolvency judgments entered against a borrower. If a loan to a borrower was downgraded by the Bank to a classification of "B", "C", "D" or "E," all loans to that client were similarly downgraded. In addition, the Superintendency of Banking could require additional allowances under certain circumstances.

      The loan portfolio was classified, with a frequency determined by the type of loan, in accordance with the following categories:


                                                         EVALUATION CRITERIA
------------------------------------------------------------------------------------------------------------------------------------
                        CONSUMER LOANS AND SMALL
RISK CLASSIFICATION          BUSINESS LOANS                                COMMERCIAL LOANS                        MORTGAGE LOANS
---------------------  ----------------------------  ---------------------------------------------------------  --------------------
"A" Normal             Current loans and loans 1-30  Current loans and loans past due up to 30 days which do    Current loans and
                       days past due                 not present non-collection risk.                           loans 1-30 days past
                                                                                                                due
"B" Subnormal          31-60 days past due           Loans more than 30 and up to 90 days past due and loans    31-120 days past
                                                     with an inadequate amortization plan according to the      due
                                                     borrowers' cash flow, borrowers with incomplete or
                                                     outdated information, adverse conditions affecting the
                                                     borrower's economic sector and weaknesses in the
                                                     financial condition of the borrower, which could affect
                                                     temporarily or permanently the borrower's cash flow and
                                                     the ability to repay the loan.

"C" Deficient          61-90 days past due           Loans more than 91 and up to 180 days past due and         121-180 days past
                                                     current loans which present deficiencies in the            due
                                                     borrower's ability to repay the loan, or in the cash flow
                                                     of the project being financed by such loan, that
                                                     jeopardizes the normal and agreed collection of the loan.

"D" Doubtful Recovery  91-180 days past due          Loans to borrowers more than 181 and up to 360 days past   181-360 days past
                                                     due which present serious deficiencies in the borrower's   due
                                                     ability to repay the loan and which make normal recovery
                                                     highly doubtful.

"E" Unrecoverable      More than 180 days past due   Loans past due more than 360 days and any loan considered  More than 360 days
                                                     uncollectible.                                             past due

      For purposes of classifying commercial loans, the Bank first determined whether the loan was past due and then classified the loan according to the number of days past due. In addition, whether or not it was past due, the Bank analyzed the loan, to determine if there were "potential weaknesses", "deficiencies" or "serious deficiencies" based on the existence and magnitude of the following factors:

-     inadequacy of borrower's payment plan;

-     insufficient or outdated loan documentation;

- adverse market conditions negatively affecting borrower's industrial sector;

- adverse trends in borrower's financial condition negatively affecting borrower's cash flow;

-     failure to comply with BC's internal lending policies; and

- inadequate supervision of the loan as determined by BC's internal credit and audit departments.

            Consequently, if one or more of these factors were present, a current loan could be classified "B," "C" or "D" and a past due loan could be further downgraded.

      The Bank's policy with respect to the accrual of interest for non-payment of principal or interest (and in accordance with Superintendency of Banking regulations) is that if an installment of principal or interest is for (i) a commercial or a consumer loan that is more than 90 days past due, or (ii) a mortgage loan that is more than 120 days past due, the Bank classifies the loan as non-performing. If one installment payment is 31 or more days past the actual due date, then the entire loan is considered past due for purposes of the regulations of the Superintendency of Banking. The Bank continues to accumulate interest on a loan until it is considered non-performing even though the interest has not been received. Once a loan is non-performing, an allowance is established for 100% of the interest recorded as income but not received and the Bank stops recording interest on that loan in its consolidated statements of operations but does record it in memorandum accounts. See Note 6 to the Financial Statements.

NEW RISK CLASSIFICATION SYSTEM

      External Circular 050 of 2001, modified by External Circular 011 of 2002 effective in financial statements beginning March 2002, provides that to determine risk classification, it is necessary to consider, in addition to whether a loan is past due:

- the expected ability of payment of a debtor and co-debtor, or the project to be financed, analyzing the flows of income and expenses;

- the debtor's solvency, through variables such as the level of indebtedness and the quality and composition of the debtor's and/or project's assets, liabilities, equity and contingencies;

- information of the current and past compliance of the debtor's obligations;

- the timely payment of all quotas or installments as well as the financial and credit-based history as shown by risk controls and risk classifiers of the debtor or any other relevant source;

- the number of times that the loan has been restructured and the nature of the respective restructuring(s);

- the possible effects of the financial risks that the cash flow of the debtor and/or the project to be financed may be exposed to;

- for loans denominated in foreign currencies, the market risk derived from the volatility of the corresponding exchange rates and its possible impact on the debtor's ability to pay; and

- for loans made abroad, an in-house and market analysis of the risk of the country where the debtor is domiciled, with the purpose of identifying the risks of transfer and exchange of the currencies required to serve the loan and the legal, operating and strategic risks of spreading that the ability to pay of the debtor or the project to be financed may be exposed to.

      External Circular 011 of 2002 provides the following minimum risk classifications, according to the past due days of the obligation:

      Category A or "Normal Risk": Loans in THIS category are appropriately attended. The debtor's financial statements or the project cash flows, as well as any other credit information, reflect adequate paying capacity (based on the amount of debt and the debtor's source of money).

LOAN TYPE                                       NO. OF MONTHS PAST DUE (RANGE)
---------                                       ------------------------------
Mortgage                                                    0 - 2
Consumer                                                    0 - 1
Small business loans                                        0 - 1
Commercial                                                  0 - 1

      Category B or "Acceptable Risk, Above Normal": Loans in this category are acceptably attended and protected, but there are WEAKNESSES which may potentially affect, on a transitory or permanent basis, the debtor's paying capacity or the project cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.

LOAN TYPE                                       NO. OF MONTHS PAST DUE (RANGE)
---------                                       ------------------------------
Mortgage                                        more than 2 and up to 5
Consumer                                        more than 1 and up to 2
Small business loans                            more than 1 and up to 2
Commercial                                      more than 1 and up to 3

      Category C or "Appreciable Risk": Loans in this category represent insufficiencies in the debtors' paying capacity or in the project's cash flow, which may compromise the normal collection of the obligations.

LOAN TYPE                                       NO. OF MONTHS PAST DUE (RANGE)
----------                                      ------------------------------
Mortgage                                        more than 5 and up to 12
Consumer                                        more than 2 and up to 3
Small business loans                            more than 2 and up to 3
Commercial                                      more than 3 and up to 6

      Category D or "Significant Risk": Loans in this category have the same deficiencies as loans in category C, but to a larger extent; consequently, the probability of collection is highly doubtful.

LOAN TYPE                                       NO. OF MONTHS PAST DUE (RANGE)
---------                                       ------------------------------
Mortgage                                        more than 12 and up to 18
Consumer                                        more than 3 and up to 6
Small business loans                            more than 3 and up to 4
Commercial                                      more than 6 and up to 12

      Category E or "Risk of Non-Recoverability": Loans in this category are deemed uncollectible.

LOAN TYPE                                       NO. OF MONTHS PAST DUE (RANGE)
---------                                       ------------------------------
Mortgage                                        more than 18
Consumer                                        more than 6
Small business loans                            more than 4
Commercial                                      more than 12

            The Bank's policy with respect to the accrual of interest for non-payment of principal or interest (and in accordance with Superintendency of Banking regulations) is that if an installment of principal or interest is for
(i) a commercial loan that is more than 90 days past due, (ii) a consumer loan that is more than 60 days past due (iii) a small business loan that is more than 60 days past due, or (iv) a mortgage loan that is more than 120 days past due the Bank classifies the loan as non-performing. If one installment payment is 31 or more days past the actual due date, then the entire loan is considered past due for purposes of the regulations of the Superintendency of Banking.

      The following table presents the Bank's loan portfolio using the classification system of the Superintendency of Banking in effect at the end of each period:

                                                                        AS OF DECEMBER 31,
                           -------------------------------------------------------------------------------------------------------
                               1998        %        1999        %        2000        %         2001       %         2002       %
                           -----------   -----   -----------  -----   -----------  -----   -----------  -----   -----------  -----
                                                         (in millions of pesos, except percentages)
"A" Normal                 Ps4,644,383    93.6%  Ps3,466,011   71.8%  Ps4,017,027   78.6%  Ps4,228,248   79.0%  Ps5,115,889   82.6%
"B" Subnormal                   81,333     1.7%      716,707   14.9%      560,961   11.0%      603,068   11.3%      479,429    7.7%
"C" Deficient                   50,321     0.9%      210,658    4.4%      209,851    4.1%      103,761    1.9%      142,782    2.3%
"D" Doubtful Recovery           88,602     1.8%      141,539    2.9%      135,536    2.6%      259,811    4.9%      180,630    2.9%
"E" Unrecoverable               99,770     2.0%      291,044    6.0%      188,696    3.7%      155,317    2.9%      278,585    4.5%
                           -----------   -----   -----------  -----   -----------  -----   -----------  -----   -----------  -----
Total                      Ps4,964,409   100.0%  Ps4,825,959  100.0%  Ps5,112,071  100.0%  Ps5,350,205  100.0%  Ps6,197,315  100.0%
                           ===========   =====   ===========  =====   ===========  =====   ===========  =====   ===========  =====
Loans classified as "C,"
"D" and "E" as a
percentage of total loans                  4.8%                13.3%                10.5%                9.7%                9.7%

      Note: In 1999, the Bank reported the loan portfolio classified by individual risk according to past due term. In 2000, it reported the loan portfolio classified according to the risk category considering the past due term and additional subjects such as debtor's capacity of payment, debt service, and information from external risk agencies. However, in this report, provisions for both years were based on the latter method. For 2001, the loan portfolio was reported in the same fashion as in 2000, as described above.

      The Bank continues to accrue interest on a loan until it is considered non-performing. Once a loan is deemed non-performing, an allowance is made for 100% of the unpaid interest recorded as income, and going forward, instead of recording interest on that loan in the consolidated statement of operations, such interest is recorded in memorandum accounts. See Note 2 to the Financial Statements.

      The following table indicates the breakdown of the Bank's past due loans at least one day past due by type of loan in accordance with the criteria of the Superintendency of Banking in effect at the end of each period:

                                                                     AS OF DECEMBER 31,
                                 -----------------------------------------------------------------------------------------
                                   1998       %      1999       %      2000       %      2001       %       2002       %
                                 ---------  -----  ---------  -----  ---------  -----  ---------  -----  ----------  -----
                                                        (in millions of pesos, except percentages)
PERFORMING PAST DUE LOANS:(1)
Consumer loans past due 31 to
   60 days ....................  Ps 64,595   53.4% Ps34,755   30.5%  Ps18,108   32.4%  Ps19,543   24.8%  Ps  17,537   38.6%
Small business loans past due
   from 31 to 60 days(3) ......         --    0.0%       --    0.0%        --    0.0%        --    0.0%         777    1.7%
Commercial loans past due 31
   to 120/90 days(2) ..........     56,230   46.5%   79,011   69.5%    37,576   67.3%    59,066   74.9%      27,149   59.7%
Mortgage loans past due 31 to
   90/120 days ................        190    0.1%       21    0.0%       171    0.3%       202    0.3%          22    0.0%
                                 ---------  -----  ---------  -----  ---------  -----  ---------  -----  ----------  -----
Total performing past due
   loans ......................    121,015  100.0%  113,787  100.0%    55,855  100.0%    78,811   00.0%      45,485  100.0%
NON-PERFORMING PAST DUE LOANS:.
Consumer loans past due 61 to
   180 days ...................     28,850   15.6%   21,664    7.1%     9,660    5.4%     9,711    4.0%       8,993    8.2%
Small business loans past due
   from 61 to 180 days ........         --    0.0%       --    0.0%        --    0.0%        --    0.0%       1,633    1.5%

                                                                     AS OF DECEMBER 31,
                                 -----------------------------------------------------------------------------------------
                                   1998       %      1999       %      2000       %      2001       %       2002       %
                                 ---------  -----  ---------  -----  ---------  -----  ---------  -----  ----------  -----
                                                        (in millions of pesos, except percentages)
Consumer loans past due more
   than 180 days ..............     32,624   17.7%    68,783   22.7%    40,161   22.3%    10,019    4.1%     10,678    9.7%
Small business loans  past
   due from 91 to 180 days ....         --    0.0%        --    0.0%        --    0.0%        --    0.0%         --    0.0%
Commercial loans past due
   more than 120/90 days ......    122,821   66.5%   212,259   69.9%   128,740   71.6%   224,024   91.8%     88,217   80.5%

Mortgage loans past due more
   than 91 days ...............        523    0.2%       767    0.3%     1,190    0.7%       138    0.1%        138    0.1%
                                 ---------  -----  ---------  -----  ---------  -----  ---------  -----  ----------  -----
Total non-performing past due
   loans ......................    184,818  100.0%   303,473  100.0%   179,751  100.0%   243,892  100.0%    109,659  100.0%
     Total past due loans .....  Ps305,833         Ps417,260         Ps235,606         Ps322,703         Ps 155,144
                                 ---------         ---------         ---------         ---------         ----------
Total non-performing past due
   loans ......................    184,818           303,473           179,751           243,892            109,659
Allowance for loan losses .....   (182,292)         (295,016)         (285,565)         (271,729)          (332,324)
Foreclosed assets .............    181,264           173,897           193,009           180,737            185,261
Allowance for estimated
   losses on foreclosed assets     (26,083)          (42,515)          (93,591)         (106,081)          (107,962)
Other accounts receivable more
   than 180 days past due .....     14,181            30,190            22,573            17,875              8,655
Allowance for accounts
   receivable and accrued
   interest losses ............    (56,725)          (98,319)          (50,350)          (42,707)           (24,891)
                                 ---------         ---------         ---------         ---------         ----------
Total non-performing assets,
   net ........................  Ps115,163         Ps 71,710         Ps(34,173)        Ps 21,987         Ps(161,602)
                                 ---------         ---------         ---------         ---------         ----------
Loans at least one day past
   due as a percentage of
   total loans ................               6.2%              8.6%              4.6%              6.0%               2.5%
Allowance for loan losses as a
   percentage of loans at
   least one day past due .....              59.6%             70.7%            121.2%             84.2%             214.2%
Allowance for loan losses as a
   percentage of loans
   classified as "C," "D"
   and "E" ....................              76.4%             45.9%             53.5%             52.4%              55.2%
Percentage of performing loans
   to total loans .............              96.3%             93.7%             96.5%             95.5%              98.2%

----------
(1) Performing past due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated. Once interest is unpaid on accrual loans for a longer period than is specified above, the loan is classified as non-performing. Under Colombian Banking regulations, a loan is past due when it is at least 31 days past the actual due date.

(2) In the second quarter of 1999, the Superintendency of Banking changed the classifications for commercial loans.

(3) During the first quarter of 2002, the Superintendency of Banking changed the classification of the commercial, consumer and mortgage loan categories, and introduced the new category of "Small business loans" ("Microloan").

            The following table analyzes the quality of the Bank's loan portfolio using the classification system of the Superintendency of Banking in effect at the end of each period:

                                                                  AS OF DECEMBER 31,
                                                          ---------------------------------
                                                            2000         2001        2002
                                                          ---------   ----------  ---------
                                                               (in millions of pesos,
                                                                 except percentages)
Loans secured by real guarantees as a percentage of
     total loans .......................................       35.4%       44.8%       37.5%
Loans classified as "A" as a percentage of total loans .       78.6%       79.0%       82.6%
Loans classified as "B as a percentage of total loans ..       11.0%       11.3%        7.7%
Loans classified as "C," "D" and "E" as a percentage of
     total loans .......................................       10.5%        9.7%        9.7%
Total allowance for loan losses as a percentage of
     non-performing loans ..............................      158.9%      111.4%      303.1%
Total allowance for loan losses as a percentage of loans
     classified as "C," "D" and "E" ....................       53.5%       52.4%       55.2%
Non-performing loans as a percentage of total loans ....        3.5%        4.6%        1.8%
Loans classified as "C," "D" and "E" ...................  Ps534,083   Ps518,889   Ps601,997
Total non-performing loans .............................    179,751     243,892     109.659

      The following table shows BC's past due loan portfolio by type of loan:

                                                                AS OF DECEMBER 31,
                             -----------------------------------------------------------------------------------------
                                1998      %       1999      %       2000       %      2001      %       2002      %
                             ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  ------
                                                   (in millions of pesos, except percentages)
CORPORATE
Trade financing............  Ps  2,760    0.9% Ps  6,172    1.5% Ps  9,329    4.0% Ps  5,398    1.6% Ps    143    0.0%
Loans funded by domestic
   development banks.......      5,336    1.7      5,931    1.4     10,073    4.3      7,950    2.5      1,360    0.9%
Working capital loans......     68,656   22.4    238,602   57.2    145,506   61.8    210,281   65.2     75,333   48.6%
Credit cards...............        112    0.0        117    0.0         48    0.0        103    0.0         90    0.1%
Overdrafts.................      6,823    2.2      7,233    1.7      1,408    0.6      1,583    0.5         --    0.0%
Other......................        309    0.1         29    0.0         --    0.0         --    0.0         --    0.0%
                             ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  ------
   Total corporate.........     83,996   27.5%   258,084   61.8%   166,364   70.6%   225,315   69.8     76,926   49.6%
RETAIL (1)
Credit cards...............     23,821    7.8     17,435    4.2     11,686    5.0     10,606    3.3     14,930    9.6%
Personal loans.............     26,045    8.5     36,006    8.6     10,734    4.6     17,442    5.4     25,516   16.4%
Automobile loans...........      2,836    0.9      3,455    0.8      1,402    0.6        323    0.1        534    0.3%
Overdrafts.................     16,249    5.3      8,327    2.0      8,924    3.8      8,491    2.6         --    0.0%
Loans funded by domestic
development banks..........     12,104    4.0      3,695    0.9         --    0.0      6,843    2.1      3,840    2.5%
Trade financing............      4,226    1.4      4,935    1.2      1,320    0.6      1,841    0.6        890    0.6%
Working capital loans......    136,480   44.6     84,536   20.3     33,815   14.4     50,563   15.7     31,644   20.4%
                             ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  ------
   Total retail............    221,761   72.5    158,389   38.0     67,881   28.8     96,109   29.8     77,354   49.8%
MORTGAGE...................         76    0.0        787    0.2      1,361    0.6      1,279    0.4        864    0.6%
                             ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  ------
Total past due loans.......  Ps305,833  100.0% Ps417,260  100.0% Ps235,606  100.0% Ps322,703  100.0% Ps155,144  100.0%
                             =========  =====  =========  =====  =========  =====  =========  =====  =========  ======

---------------
(1)   Includes loans to upper-income individuals and small companies.

      The foregoing tables reflect the quality of the Bank's loan portfolio over the five years ended December 31, 2002.

      The past due portfolio decreased by 51.92% between 2001 and 2002, from Ps 322,703 million at December 31, 2001 to Ps 155,144 million at December 31, 2002, mainly due to a recovery of past due corporate working capital loans, which decreased from Ps 210,281 million at December 21, 2001 to Ps 75,333 million at December 31, 2002. This recovery was primarily caused by an improvement of our customer's economic situation, coupled with measures by the Bank to recover the portfolio through a specialized department for asset recovery.

      The 36.97% increase in past due loans in 2001 compared to 2000 was mainly the result of a deterioration of the corporate loans for working capital.

      The Bank believes that future increases in average nominal interest rates may result in additional past due loans. There can be no assurance that the increases in past due performing loans will not continue in the future. If performing past due loans are not made current, they will become categorized as non-performing past due loans and additional allowances for loan losses will have to be established.The following table presents information with respect to the Bank's loan portfolio at least 31 days past due based on the nature of the collateral for the loan:

                                                                      AS OF DECEMBER 31,
                             --------------------------------------------------------------------------------------------------
                                 1998       %       1999        %       2000        %        2001       %       2002        %
                             -----------  -----  -----------  -----  -----------  -----  -----------  -----  -----------  -----
                                                          (in millions of pesos, except percentages)
SECURED
Current....................  Ps1,569,781   31.6% Ps1,502,187   31.1% Ps1,701,775   33.3% Ps2,203,986   41.2% Ps2,261,968   36.5%
Past due from 31 to 60 days
   (consumer)..............           --    0.0           --    0.0           --    0.0           --    0.0        3,686    0.1
Past due from 61 to 90 days
   (consumer)..............       10,280    0.2        6,879    0.2        2,903    0.1        4,009    0.1           --    0.0
Past due from 31 to 60
   (small business loans)..           --    0.0           --    0.0           --    0.0           --    0.0          246    0.0
Past due from 61 to 90
   (small business loans)..           --    0.0           --    0.0           --    0.0           --    0.0           89    0.0
Past due from 31 to 90/120
   days (mortgage).........           21    0.0           21    0.0          171    0.0          202    0.0           22    0.0
Past due from 91 to 180
   days (consumer).........        4,991    0.1        4,487    0.1        1,572    0.0        1,823    0.0        1,881    0.0
Past due from 91 to 180
   days (small business
   loans)..................           --    0.0           --    0.0           --    0.0           --    0.0          415    0.0
Past due from 91 to 180
   days (mortgage) ........          102    0.0           13    0.0            3    0.0           --    0.0           --    0.0
Past due from 31 to 90 days
   (commercial)(1).........           --    0.0       54,519    1.1       14,268    0.3       51,414    1.0        9,617    0.2

                                                                      AS OF DECEMBER 31,
                             --------------------------------------------------------------------------------------------------
                                 1998       %       1999        %       2000        %        2001       %       2002        %
                             -----------  -----  -----------  -----  -----------  -----  -----------  -----  -----------  -----
                                                          (in millions of pesos, except percentages)
Past due from 31 to 120
   days (commercial).......       31,752    0.6           --    0.0           --    0.0           --    0.0           --    0.0
Past due from 181 days to
   360 days (consumer).....        4,350    0.1        8,331    0.2        2,784    0.1        2,835    0.1           --    0.0
Past due from 31 days to
   120 days (small business
   loans)..................           --    0.0           --    0.0           --    0.0           --    0.0           --    0.0
Past due from 181 days to
   360 days (mortgage).....          165    0.0          421    0.0        1,083    0.0          138    0.0          138    0.0
Past due from 91 to 180
   days (commercial)(1) ...           --    0.0       13,921    0.3       29,198    0.6       35,933    0.7        8,736    0.1
Past due from 121 to 360
   days (commercial).......       32,014    0.7       40,178    0.8       10,368    0.2       47,628    0.9       10,452    0.2
Past due more than 360 days       43,797    0.9       43,744    0.9       43,321    0.8       50,554    0.9       29,501    0.5
                             -----------  -----  -----------  -----  -----------  -----  -----------  -----  -----------  -----
     Total.................  Ps1,697,253   34.2% Ps1,674,701   34.7% Ps1,807,446   35.4% Ps2,398,522   44.9% Ps2,326,751   37.6%
                             ===========  =====  ===========  =====  ===========  =====  ===========  =====  ===========  =====

UNSECURED(2)
Current....................  Ps3,088,795   62.2% Ps2,906,512   60.2% Ps3,174,690   62.1% Ps2,823,516   52.8% Ps3,780,203   61.0%
Past due from 31 to 60 days
   (consumer)..............       54,315    1.1       27,876    0.6       15,205    0.3       15,534    0.3       13,851    0.2
Past due from 61 to 90 days
   (consumer)..............            -    0.0            -    0.0            -    0.0            -    0.0            -    0.0
Past due from 31 to 60 days
   (small business loans)..            -    0.0            -    0.0            -    0.0            -    0.0          531    0.0
Past due from 61 to 90 days
   (small business loans)..            -    0.0            -    0.0            -    0.0            -    0.0          308    0.0
Past due from 91 to 180
   days (consumer).........       23,860    0.5       17,177    0.4        8,088    0.2        7,888    0.1        7,112    0.1
Past due from 91 to 180
   days (small business
   loans)..................            -    0.0            -    0.0            -    0.0            -    0.0          821    0.0
Past due  from 31  to 90
   days (commercial)(1)....            -    0.0       24,492    0.5       23,308    0.4        7,652    0.1       17,532    0.3
Past due from 31 to 120
   days (commercial).......       24,647    0.5            -    0.0            -    0.0            -    0.0            -    0.0
Past due from 181 days to
   360 days  (consumer)....       23,740    0.5       49,625    1.0       31,649    0.6        7,184    0.1       10,678    0.2
Past due from 181 to 360
   days (small business
   loans)..................            -    0.0            -    0.0            -    0.0            -    0.0            -    0.0
Past due from 91 to 180
   days (commercial)(1)....            -    0.0       13,822    0.3        5,537    0.1        3,493    0.1        9,358    0.2
Past due from 121 to 360
   days (commercial) ......       24,699    0.5       29,186    0.6        7,001    0.1       34,077    0.6        9,192    0.1
Past due more than 360 days       27,100    0.5       82,568    1.7       39,147    0.8       52,339    1.0       20,978    0.3
                             -----------  -----  -----------  -----  -----------  -----  -----------  -----  -----------  -----
     Total.................  Ps3,267,156   65.8% Ps3,151,258   65.3% Ps3,304,625   64.6% Ps2,951,683   55.1% Ps3,870,564   62.4%
                             ===========  =====  ===========  =====  ===========  =====  ===========  =====  ===========  =====

TOTAL CURRENT LOANS........  Ps4,658,576   93.8% Ps4,408,699   91.3% Ps4,876,465   95.4% Ps5,027,502   94.0% Ps6,042,171   97.5%
Past due from 31 to 60 days
   (consumer)..............       64,595    1.3       34,755    0.8       18,108    0.4       19,543    0.4       17,537    0.3
Past due from 61 to 90 days
   (consumer)..............            -    0.0            -    0.0            -    0.0            -    0.0            -    0.0
Past due from 31 to 60 days
   (small business loans)..            -    0.0            -    0.0            -    0.0            -    0.0          777    0.0
Past due from 61 to 90 days
   (small business loans)..            -    0.0            -    0.0            -    0.0            -    0.0          397    0.0
Past due from 31 to 90/120
   days (mortgage).........           21    0.0           21    0.0          171    0.0          202    0.0           22    0.0
Past due  from 31 to 90
   days (commercial)(1)....            -    0.0       79,011    1.6       37,576    0.7       59,066    1.1       27,149    0.4
Past due  from 31  to 120
   days (commercial).......       56,399    1.1            -    0.0            -    0.0            -    0.0            -    0.0
Past due from 91 to 180
   days (consumer) ........       28,851    0.6       21,664    0.5        9,660    0.2        9,711    0.2        8,993    0.1
Past due from 91 to 180
   days (small business
   loans)..................            -    0.0            -    0.0            -    0.0            -    0.0        1,236    0.0
Past due from 91/121 to 180
   days (mortgage).........          102    0.0           13    0.0            3    0.0            -    0.0            -    0.0
Past due from 91 to 180
   days (commercial)(1) ...            -    0.0       27,743    0.6       34,735    0.7       39,426    0.7       18,094    0.3
Past due from 121 to 360
   days (commercial) .....        56,713    1.2       69,364    1.4       17,369    0.3       81,705    1.5       19,644    0.3
Total Past due from 181
   days to 360 days
   (consumer)..............       28,090    0.6       57,956    1.2       34,433    0.7       10,019    0.2       10,678    0.2
Total past due from 181 to
   360 days (small business
   loans)..................           -     0.0            -    0.0            -    0.0            -    0.0            -    0.0
Past due from 181 days to
   360 days (mortgage).....          165    0.0          421    0.0        1,083    0.0          138    0.0          138    0.0
Total past due more than
   360 days................       70,897    1.4      126,312    2.6       82,468    1.6      102,893    1.9       50,479    0.9
                             -----------  -----  -----------  -----  -----------  -----  -----------  -----  -----------  -----
     Total past due loans..      305,833    6.2      417,260    8.7      235,606    4.6      322,703    6.0      155,144    2.5
                             -----------  -----  -----------  -----  -----------  -----  -----------  -----  -----------  -----
Total gross loans..........    4,964,409  100.0    4,825,959  100.0    5,112,071  100.0    5,350,205  100.0    6,197,315  100.0
Allowance for loan losses..    (182,292)   (3.7)    (295,016)  (6.1)    (285,565)  (5.6)    (271,729)  (5.1)    (332,324)  (5.4)
                             -----------  -----  -----------  -----  -----------  -----  -----------  -----  -----------  -----
     Total loans, net......  Ps4,782,117   96.3% Ps4,530,943   93.9% Ps4,826,506   94.4% Ps5,078,476   94.9% Ps5,864,991   94.6%
                             ===========  =====  ===========  =====  ===========  =====  ===========  =====  ===========  =====


---------------
(1)   Includes loans with personal guarantees.

(2) In the second quarter of 1999 the Superintendency of Banking changed the classifications for commercial loans.


ALLOWANCE FOR LOAN LOSSES

      The Bank believes that it is in compliance with Colombian regulations regarding allowances for loan losses, setting aside specific allowances on past due performing and non-performing loans based on the length of time such loans have been past due. The Superintendency of Banking, through External Circular 044 of July 23, 1999, tightened loan allowance rules for Colombian banks. In addition, banks started to accumulate a general allowance, which should amount to 1% of the total loans of a bank within three years starting July 31, 1999. The current regulations contained in External Circular No. 070 dated October 5, 2000 ratified this general 1% provision and eliminated the risk coefficient and the obligation to make additional provision for this item. The regulations of the Superintendency of Banking required the Bank to review commercial loans every six months, and consumer and mortgage loans at least monthly. The new regulation contained in External Circular 011 of March, 2002, requires that all debtors whose indebtedness for the different categories of credit exceeds 300 minimum legal monthly salaries (Ps 99,6 million for 2003), be evaluated twice a year. Additionally, the regulation requires that all loans be evaluated every month on their past due days basis.

      The Bank establishes its loan allowances by classifying its loan portfolio according to the loan classification system determined by the Superintendency of Banking and by applying to each such classification the applicable allowance percentage formula, also as specified by the Superintendency of Banking. The Bank believes that its application of the loan classification system and allowance formula results in the establishment of allowances that are reasonable and adequate for the credit risk associated with BC's loan portfolio. BC's directors review BC's results of operations and financial condition monthly as to whether the loan classification system and allowance formula have been applied in accordance with the regulations issued by the Superintendency of Banking. The Bank reviews commercial loans every six months, and consumer and mortgage loans monthly. In addition, the Bank's loan policy units perform an ongoing review of the loan portfolio from time to time so that if there were an occurrence that required a change in the classification of a loan in between regular review periods, the Bank would be able to adjust its allowances for loan losses as necessary.

      Guidelines for the establishment of the allowance for loan losses by Colombian credit institutions, including commercial banks, are set by the Superintendency of Banking.

      The following table shows the allowance for loan losses required to be taken, expressed as a percentage of the value of the loan to the extent not covered by collateral (including principal, interest and commissions and fees).

      Commercial, smallest business ("microloan"), consumer and mortgage loans classified as:

      "A"     "B"     "C"     "D"      "E"
      ---     ---     ---     ---     ----
      0%       1%     20%     50%     100%

      The Bank allocates the allowance for loan losses on the basis of whether the loans are secured and, among those loans that are secured, whether such security is real or personal. The largest percentage of allowances is allocated to consumer, commercial and small business loans ("microloans") that are supported by personal security. The allowance for loan losses is calculated including the value of the underlying security. The new regulation by the Superintendency of Banking establishes that for allowances on loans, the security that guarantees the loan will only support the principal of the loan. Consequently, allowances are calculated in accordance with the loan classification system's percentage, which is applied to the difference between the amount outstanding and 70% of the value of the security supporting the loan. In addition, for establishing provisions, the percentages of the total amount of such guarantee must be taken into consideration, as follows:

      For guarantees not backed by mortgages:

TIME ELAPSED BETWEEN THE DATE OF DEFAULT AND THE DATE OF
        NON-REALIZATION OF THE GUARANTEE                             Percentage
----------------------------------------------------------           ----------
0 to 12 Months                                                           70%
Over 12 Up to 24 Months                                                  50%
Over 24 Months                                                            0%

      For mortgage-backed guarantees:

TIME ELAPSED BETWEEN THE DATE OF DEFAULT AND THE DATE OF
        NON-REALIZATION OF THE GUARANTEE                             Percentage
----------------------------------------------------------           ----------
0 To 18 Months                                                           70%
Over 18 Up To 24 Months                                                  50%
Over 24 Up To 30 Months                                                  30%
Over 30 Up To 36 Months                                                  15%
Over 36 Months                                                            0%

      There are special requirements for the required allowance for loan losses in respect of loans of borrowers involved in proceedings with their creditors. The Bank may make additional allowances not required by the regulations of the Superintendency of Banking when, in its judgment, an additional allowance is warranted. As of December 31, 2002, the Bank had not made any such additional allowances with respect to its outstanding loans. Through the office of the Bank's Vice President for Risk Management, the Bank undertakes a monthly review of its past due and non-performing loan portfolio.

      The following table sets forth the activity in the allowance for loan losses:

                                                                     YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------------
                                                          1998       1999       2000      2001       2002
                                                       ---------  ---------  ---------  ---------  ---------
                                                                     (in millions of pesos)
Balance at beginning of period (BIC).................  Ps 31,896  Ps182,292  Ps295,016  Ps285,565  Ps271,729
Balance at beginning of period (Banco de Colombia)...     83,248         --         --         --         --
Provisions for loan losses (1).......................    145,680    180,711    264,756     86,793    143,361
Effect of revaluing to constant pesos (3)  ..........    (18,458)   (15,403)   (19,008)        --         --
Effect of difference in exchange rate (4)  ..........         --         --         --         --     10,366
Charge--offs.........................................    (45,207)   (51,113)  (148,056)   (83,586)   (71,592)
Recovering from former fiscal years..................    (14,867)    (1,471)  (107,143)   (17,043)   (21,540)
                                                       ---------  ---------  ---------  ---------  ---------
Balance at end of period (2).........................  Ps182,292  Ps295,016  Ps285,565  Ps271,729  Ps332,324
                                                       =========  =========  =========  =========  =========

---------------
(1) The provision for past due accrued interest receivable, which is not included in this item, amounted to Ps 25,986 million, Ps 48,507 million, Ps 20,178 million, Ps 4,965 and Ps 4,518 million for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, respectively.

(2) The allowance for past due accrued interest receivable, which is not included in this item, amounted to Ps 35,920 million, Ps 66,939 million, Ps 30,771 million, Ps 27,011 million and Ps 15,074 million for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 respectively.

(3) Inflation adjustment was eliminated starting on January 1, 2001. See Note 2(b) to the Financial Statements.

(4) For years 1998, 1999, 2000 and 2001, the effect of difference in exchange rate was included as a part of recoveries.

      The following table shows the allocation of the Bank's allowance for loan losses by type of loan:

                                                                       AS OF DECEMBER 31,
                                    ----------------------------------------------------------------------------------------
                                      1998       %       1999      %       2000      %       2001      %       2002      %
                                    ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  -----
                                                          (in million of pesos, except percentages)
CORPORATE
Trade financing...................  Ps    898   0.5%  Ps  1,402    0.5% Ps  1,413    0.5% Ps    491    0.2% Ps  3,073    0.9%
Loans funded by domestic
   development banks..............      1,021    0.6      5,598    1.9      1,972    0.7        845    0.3        812    0.2
Working capital loans.............     51,065   28.0    143,419   48.6    180,470   63.2    177,135   65.2    212,108   63.8
Credit cards......................         43    0.0         57    0.0         46    0.0         --    0.0        107    0.0
Overdrafts........................        409    0.2      2,158    0.7        923    0.3         --    0.0      1,313    0.4
Other.............................      6,384    3.5         --    0.0         --    0.0         --    0.0         --    0.0
                                    ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  -----
   Total corporate................     59,820   32.8    152,634   51.7    184,824   64.7    178,471   65.7    217,413   65.3
RETAIL (1)
Credit cards......................      9,359    5.1     12,978    4.4      8,039    2.8      5,823    2.1      9,568    2.9
Personal loans....................      9,055    5.0     26,996    9.2     14,316    5.0      5,947    2.2      9,816    3.0
Automobile loans..................        656    0.3      1,832    0.6        741    0.3         99    0.0         77    0.0
Overdrafts........................      5,781    3.2      6,615    2.2      3,332    1.2      2,727    1.0      3,318    1.0
Loans funded by domestic
   development banks..............      1,615    0.9      2,468    0.8        847    0.3        851    0.3      1,507    0.5
Trade financing...................      1,947    1.1      1,774    0.6        734    0.3        349    0.1        792    0.2
Working capital loans.............     93,932   51.5     75,694   25.7     46,132   16.1     30,927   11.3     25,272    7.6
                                    ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  -----
Total retail......................    122,345   67.1    128,357   43.5     74,141   26.0     46,723   17.2     50,350   15.2
                                    ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  -----
MORTGAGE..........................        127    0.1        843    0.3      1,667    0.6      1,116    0.4        849    0.3
                                    ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  -----
GENERAL(2)........................         --    0.0     13,182    4.5     24,933    8.7     45,419   16.7     63,712   19.2
                                    ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  -----
Total allowance for loan losses     Ps182,292  100.0% Ps295,016  100.0% Ps285,565  100.0% Ps271,729  100.0% Ps332,324  100.0%
                                    =========  =====  =========  =====  =========  =====  =========  =====  =========  =====

---------------
(1) Includes allowances for loans to upper-income individuals and small companies.

(2)   This is a provision established in 1999 by Circular 044.

      As of December 31, 2002, the allowance for loan losses increased Ps 60,595 million compared to December 31, 2001 due primarily to an increase in general provisions. As of December 31, 2001, the allowance for loan losses decreased 4.84% compared to December 31, 2000 due primarily to adequate management of asset recovery.

      The following table shows the allocation of the Bank's allowance for loan losses by type of loan using the classification of the Superintendency of
Banking:

                                                   AS OF DECEMBER 31,
                                 -----------------------------------------------------
                                   1998       1999       2000        2001       2002
                                 ---------  ---------  ---------  ---------  ---------
                                                (in millions of pesos)
Commercial ....................  Ps123,327  Ps210,695  Ps212,428  Ps178,471  Ps243,835
Consumer ......................     58,838     70,296     46,537     46,723     22,668
Small business loans ..........         --         --         --         --      1,260
Mortgage ......................        127        843      1,667      1,116        849
General(1) ....................         --     13,182     24,933     45,419     63,712
                                 ---------  ---------  ---------  ---------  ---------
Total allowance for loan losses  Ps182,292  Ps295,016  Ps285,565  Ps271,729  Ps332,324
                                 =========  =========  =========  =========  =========

--------

(1)   This is a provision established in 1999 by Circular 044.

NEW PROVISION SYSTEM (OR CREDIT RISK MANAGEMENT SYSTEM - "SARC")

      Through External Circular 011 of March 05, 2002, which modifies Chapter II of External Circular 100 of 1995 (Basic Accounting and Financial), regarding management of credit risk, the Superintendency of Banking requires entities to its supervision to develop a system for the management credit risk ("Sistema de Administracion de Riesgo Crediticio" - "SARC"). As a consequence, the Bank must establish strategies, policies, methodologies, processes and structures to evaluate, rate, monitor, and control its credit risks.

      The Superintendency of Banking has provided general guidelines and deadlines for the development and implementation of SARC, and the Bank has complied with those guidelines and deadlines subject to the requirements set forth in Circular Letter of March 5, 2002, as show in the table below:

 PHASE                             DESCRIPTION                                          MAXIMUM DEADLINE
 -----                             -----------                                          ----------------
   I       Preparation and submission of the document supporting the development        June 28 of 2002
           of the SARC to the Superintendency of Banking, taking into account risk management polices, adequate organizational structure, appropriate methodologies and processes for risk management, suitable infrastructure and human resources, as well as a general auditing process.

           Additionally, significant advances shall be provided regarding reconstruction of historical information necessary for the implementation of the SARC by the Bank.


   II      Conclusion of the process of reconstruction of historical information and    December 31 of 2002
           the information and/or computer programs which will assure adequate assessment and management of credit risk.


  III      During this phase, the entity shall begin estimating expected losses by      June 27 of 2003
           applying the methodology defined for such purpose.  The foregoing, in order to calibrate any relevant variables which guarantee the results of the methodology.

      SARC requires that the entities under the supervision of the Superintendency of Banking permanently evaluate the credit risk and the paying capacity of each debtor, and to this end, they must internally define a methodology which will take into account at least the following:

- Probability of impairment or change in the rating of credit risk (probability of non-payment or expected delay in payment rate);

- Estimate or quantification of the expected loss which would be incurred by the entity, should the foregoing event occur, during a determined lapse of time (e.g., 12 months). For this estimate, it is important, among other things, to compute the value or rate of recovery of the active value, in the event that the credit would become unrecoverable. The existence and suitability of the collateral that supports the credits are an important factor that should be taken into account in the context.

      The allowances for credits must be based on the estimate of the expected losses, and minimum levels of allowances must be maintained in accordance with current provision. A general allowance of 1% on the total gross portfolio is maintained.

      For the estimate of expected losses and allowance, the Bank has to follow guidelines established by the methodological documents published by the Basel Internal Rating Approach. This model, if applied, is based on three fundamental factors which must be estimated to compute the expected loss for each business line being analyzed.

            Expected Loss = PD x EAD x LGD

            Where:

            PD:    Probability of default

            EAD:   Exposure at the time of default.

            LGD:   "Loss given default" or loss before default

CHARGE-OFFS

      The following table shows the allocation of the Bank's charge-offs by type of loan as of December 31, 1998, 1999, 2000, 2001 and 2002:

                                                        YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------
                                              1998      1999      2000      2001      2002
                                            --------  --------  --------  --------  --------
                                                         (in millions of pesos)
Trade financing ..........................  Ps    --  Ps    --  Ps     54  Ps    --  Ps24,470
Loans funded by domestic development banks        --        --         --        --        --
Working capital loans ....................    32,006    15,734    111,652    49,460    36,022
Credit cards .............................     5,061     4,592         20        --       517
Personal loans ...........................     4,558    24,246     16,366    17,338     9,140
Automobile loans .........................       902     1,089      2,377       506        35
Overdrafts ...............................     2,657     5,332     13,563    13,902     1,086
Other ....................................        23       120      4,024     2,380       322
                                            --------  --------  ---------  --------  --------
Total charge-offs ........................  Ps45,207  Ps51,113  Ps148,056  Ps83,586  Ps71,592
                                            ========  ========  =========  ========  ========

      The Bank has a policy of actively pursuing collection of charged-off balances. In practice, the manager of the branch where the loan was made and the attorney handling the collection pursue the collection process to judgment. In addition, non-payment by the debtor is reported to the Banking Association of Colombia credit risk center where the creditor's name and the outstanding debt is registered. This credit risk center is consulted by every Colombian financial institution, and any debtor listed in such registry will not be extended credit until the defaulted loan has been satisfied.

      Charge-offs are only made after the manager of the branch and the attorney handling the case have exhausted all means to secure payment of the judgment against any known assets of the borrower and the charge-off has been approved by the Board of Directors and the Superintendency of Banking. Recoveries have not been significant in any of the periods presented.

CROSS-BORDER OUTSTANDING

      Total cross-border outstanding amounted to approximately US$160.41 million as of December 31, 2002, of which US$129.28 million were investments and US$31.13 million were loans granted to banks and corporate clients. Total cross-border outstanding represented 3.6% of total assets as of December 31, 2002.

      Loans from correspondent banks to BC amounted to approximately US$173.2 million (Ps 399,555 million).

AVERAGE LIABILITIES

      The Bank's deposits consist of checking deposits, time deposits and savings deposits. During 2002, checking deposits, time deposits and savings deposits represented an average of 26%, 45%, and 27%, respectively, of the Bank's total deposits.

AVERAGE MATURITY OF DEPOSITS

      As of December 31, 2002, the average balance of maturities of customers' deposits were as follows:

                                                          YEAR ENDED DECEMBER 31, 2002
                                ----------------------------------------------------------------------------------
                                   UP TO            91 TO          181 TO         MORE THAN
                                  90 DAYS     %   180 DAYS    %   360 DAYS    %   360 DAYS    %      TOTAL      %
                                -----------  ---  ---------  ---  ---------  ---  ---------  ---  -----------  ---
                                                    (in millions of pesos, except percentages)
NON-INTEREST BEARING DEPOSITS:
Checking accounts
   Peso-denominated............ Ps1,437,429   18% Ps     --       Ps     --       Ps     --       Ps1,437,429   18%
   Dollar-denominated..........          21    0%        --              --              --                21    0%
                                -----------  ---  ---------  ---  ---------  ---  ---------  ---  -----------  ---
     Total....................    1,437,450   18%        --              --              --         1,437,450   18%
Other deposits and fiduciary
   Peso-denominated............      48,331    1%        --              --              --            48,331    1%
   Dollar-denominated..........      50,514    1%        --              --              --            50,514    1%
                                -----------  ---  ---------  ---  ---------  ---  ---------  ---  -----------  ---
     Total....................       98,845    2%        --              --              --            98,845    2%
INTEREST BEARING DEPOSITS:
Checking accounts
   Peso-denominated............      90,332    1%        --              --              --            90,332    1%
   Dollar-denominated..........     576,933    7%        --              --              --           576,933    7%
                                -----------  ---  ---------  ---  ---------  ---  ---------  ---  -----------  ---
     Total....................      667,265    8%        --              --              --           667,265    8%
Time deposits
   Peso-denominated............   1,108,543   14%   417,135   5%    298,563   4%    343,147   4%    2,167,388   27%
   Dollar-denominated..........     884,361   11%   284,210   4%    125,481   2%     92,336   1%    1,386,388   18%
                                -----------  ---  ---------  ---  ---------  ---  ---------  ---  -----------  ---
     Total....................    1,992,904   25%   701,345   9%    424,044   6%    435,483   5%    3,553,776   45%
Savings deposits
   Peso-denominated............   2,077,699   26%        --              --              --         2,077,699   26%
   Dollar-denominated..........      83,795    1%        --              --              --            83,795    1%
                                -----------  ---  ---------  ---  ---------  ---  ---------  ---  -----------  ---
     Total....................    2,161,494   27%        --              --              --         2,161,494   27%
Long-term debt
   Peso-denominated............          18    0%        --   0%         --   0%     20,757   0%       20,775    0%
   Dollar-denominated..........          --    0%        --   0%         --   0%         --   0%           --    0%
                                -----------  ---  ---------  ---  ---------  ---  ---------  ---  -----------  ---
     Total....................           18    0%        --   0%         --   0%     20,757   0%       20,775    0%
Total deposits
   Peso-denominated............   4,762,352   60%   417,135   5%    298,563   4%    363,904   4%    5,841,954   73%
   Dollar-denominated..........   1,595,624   20%   284,210   4%    125,481   2%     92,336   1%    2,097,651   27%
                                -----------  ---  ---------  ---  ---------  ---  ---------  ---  -----------  ---
   Total deposits(1             Ps6,357,976   80% Ps701,345   9%  Ps424,044   6%  Ps456,240   5%  Ps7,939,605  100%
                                ===========  ===  =========  ===  =========  ===  =========  ===  ===========  ===

---------------

(1) There is a seasonality in checking accounts that results in an increase in checking accounts in the last quarter of the year.

      The following table shows the composition of the Bank's deposits for 2000, 2001 and 2002:

                                           AS OF DECEMBER 31,
                                ---------------------------------------
                                    2000          2001          2002
                                -----------   -----------   -----------
                                         (in millions of pesos)
NON-INTEREST BEARING DEPOSITS:

Checking accounts.............  Ps1,451,425   Ps1,709,575   Ps1,876,026
Other deposits................       51,124        66,693        94,573
                                -----------   -----------   -----------
     Total....................    1,502,549     1,776,268     1,970,599

INTEREST BEARING DEPOSITS:

Checking accounts.............      674,202       608,087       815,367
Time deposits.................    2,575,212     3,426,629     3,603,466
Savings deposits..............    1,364,059     1,769,864     2,398,726
                                -----------   -----------   -----------
     Total....................    4,613,473     5,804,580     6,817,559
                                -----------   -----------   -----------
     TOTAL DEPOSITS...........  Ps6,116,022   Ps7,580,848   Ps8,788,158
                                ===========   ===========   ===========


      The following table shows the time deposits in excess of Ps 281.5 million (the equivalent of $100,000 at the Representative Market Rate as of December 31,
2002) held by the Bank as of December 31, 2002, by amount and by maturity:

                                              AS OF DECEMBER 31, 2002
                                          -------------------------------
                                            PESOS     DOLLARS     TOTAL
                                          ---------  ---------  ---------
                                               (in millions of pesos)
Up to 3 months .........................    484,740    818,809  1,303,549
From 3 to 6 months .....................    191,263    257,415    448,678
From 6 to 12 months ....................    220,295    115,951    336,246
More than 12 months ....................    217,036    107,524    324,560
Time deposits less than Ps 281.5 million    845,857    344,576  1,190,433
                                          ---------  ---------  ---------
     TOTAL .............................  1,959,191  1,644,275  3,603,466
                                          =========  =========  =========

INTERBANK BORROWINGS

      The following table sets forth the Bank's short-term interbank borrowings for the periods indicated:

                                                             AS OF DECEMBER 31,
                                         ----------------------------------------------------------
                                                2000                 2001               2002
                                         ------------------  ------------------  ------------------
                                           AMOUNT   RATE(1)    AMOUNT   RATE(1)   AMOUNT    RATE(1)
                                         ---------  -------  ---------  -------  ---------  -------
                                                  (in millions of pesos, except percentages)
End of period..........................  Ps564,368   7.80%   Ps399,595   2.88%   Ps403,962   2.44%
Average during period..................    535,748   7.90%     472,975   4.30%     505,832   1.86%
Maximum month-end balance..............    686,476             474,653             594,810
Month of maximum balance...............  September               March           September
Interest paid during the year..........     42,094              20,160               9,404

---------------
(1) At the end of the year, the Bank typically increases its dollar-denominated interbank borrowings, which represent the great majority of interbank borrowings and which have lower interest rates.

RECENT U.S. GAAP PRONOUNCEMENTS

      In June 2002, the FASB issued Statement No. 146 "Accounting for Costs Associated with Exit or Disposal Activities", This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, early application encouraged. BC is evaluating the impact Statement 146 may have on its future Consolidated Financial Statements.

      In October, 2002, the FASB issued Statement No. 147 "Acquisitions of Certain Financial Institutions". Except for transactions between two or more mutual enterprises, this Statement requires that acquisitions of certain financial institutions be accounted for in accordance with FASB Statements No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". Thus, the requirement to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets. The Effective Date of This Statement about the application of the purchase method of accounting, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. This Statement may have an impact on BC if another business combination would take place.

      In November, 2002, the FASB issued the Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others." The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. This guidance does not apply to certain guarantee contracts, such as those issued by insurance companies or for a lessee's residual value guarantee embedded in a capital lease. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. BC is evaluating the impact FIN 45 may have on its future Consolidated Financial Statements.

      In January, 2003, the Financial Accounting Standards Board (FASB) has issued Interpretation No. 46, Consolidation of Variable Interest Entities. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. Consolidation by a primary beneficiary of the assets, liabilities and results of activities of variable interest entities will provide more complete information about the resources, obligations, risks and opportunities of the consolidated company. To further assist financial statement users in assessing a company's risks, the Interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The interpretation FIN 46 will have no impact on net income or stockholders' equity.

      In December, 2002, FASB issued Statement No. 148 "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement No. 123". This Statement provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This Statement permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation. Both of those methods avoid the ramp-up effect arising from prospective application of the fair value based method. In addition, this Statement does not permit the use of the original Statement 123 prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003. Also, in the absence of a single accounting method for stock-based employee compensation, this Statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. In addition, this Statement improves the timeliness of those disclosures by requiring their inclusion in financial reports for interim periods. BC evaluated the impact Statement 148 and determined it will have no impact on net income or stockholders equity.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.    DIRECTORS AND SENIOR MANAGEMENT

      On December 31, 2002, the following persons acted as current and alternate directors of BC:

                                                           DIRECTORS
                                                           ---------
                                      FIRST
                                    ELECTED TO                                              PRINCIPAL OCCUPATION
         NAME                       THE BOARD    TERM EXPIRES     AREAS OF EXPERIENCE          OUTSIDE THE BANK
         ----                       ---------    ------------     -------------------          ----------------

Nicanor Restrepo Santamaria            1984         2004         Chairman of the Board      President of Inversura S.A

Carlos Enrique Piedrahita Arocha       1994         2004         Finance                    President of Compania
                                                                                            Nacional de Chocolates

Juan Manuel Ruiseco Vieira             2000         2004         Engineering                President of Compania de
                                                                                            Cemento Argos

Jose Alberto Velez Cadavid             1996         2004         Finance                    President of Suramericana
                                                                                             de Seguros S.A

Ricardo Sierra Moreno                  1996         2004         Finance                    General Manager of
                                                                                            Productora Distrihogar.

      Dr. Nicanor Restrepo Santamaria has been the President of Suramericana de Inversiones S.A. since 1984. Mr. Restrepo Santamaria served previously as the Governor of the Department of Antioquia from 1983 to 1984. He was President of Corporacion Financiera Nacional form 1982 to 1983, and Vice

President of Finance of Compania Suramericana de Seguros y Filiales from 1979 to 1982. Before serving as president of Corporacion Financiera Suramericana from 1976 until 1979, Mr. Restrepo Santamaria held management positions at Ospinas y Cia S.A. from April, 1976, to December, 1976, Emcoper S.A. from 1973 until 1976, Caja de Credito Agrario form 1971 to 1973, Celanese Colombiana from 1968 to 1971, and Primavera from 1966 to 1968.

      Dr. Carlos Enrique Piedrahita Arocha, President of Compania Nacional de Chocolates since 1999 was president of Corfinsura.

      Dr. Juan Manuel Ruiseco Vieira, is an engineer, and is President of Compania De Cemento Argos since 1999, was president of Cementos del Caribe from 1957 to 1999 prior to his current presidency.

      Dr. Jose Alberto Velez Cadavid assumed the Presidency of Suramericana de Seguros S.A. in 2000 and is currently also the President of Inversura S.A.. He previously served as Vice President of Investments at Suramericana de Seguros S.A. from 1996 to 2000, and prior to that, held various other managerial positions at Suramericana de Seguros S.A. since 1984. Among others, he was Vice President of Enterprise Development, and Vice President of Marketing and Sales.

      Dr. Ricardo Sierra Moreno, General Manager of Production Distrihogar S.A. since 1989, became Vice President of Finance at Suramericana de Seguros S.A. in 1982 and served in this capacity until 1989. Prior to this, Mr. Sierra Moreno served as Regional Manager at Corporacion Financiera Suramericana from 1979 to 1982.

                                          ALTERNATE DIRECTORS
                                          -------------------

                                FIRST ELECTED     TERM                               PRINCIPAL OCCUPATION
            NAME                 TO THE BOARD    EXPIRES    AREAS OF EXPERIENCE       OUTSIDE THE BANK
            ----                 ------------    -------    -------------------       ----------------


Luis Mariano Sanin                 2002            2004     Engineering              President of
                                                                                     Tejicondor-Fabricato S.A
Hector Arango Gaviria              1988            2004     Finance                  Finance Vice-President of
                                                                                     Compania Nacional de
                                                                                     Chocolates S.A.
German Botero Arango               2002            2004     Engineering              General Manager of
                                                                                     Cementos el Cairo S.A.
Juan Sebastian Betancur            1994            2004     Law                      Vice President- Bogota
Escobar                                                                              region of Suramericana
                                                                                     deSeguros S.A.
Federico Echavarria Restrepo       2002            2004     Engineering              General Manager of
                                                                                     Merilectrica S.A


      Luis Mariano Sanin is an engineer, holds a Masters degree from the Massachusetts Institute of Technology and is the President of Tejicondor-Fabricato S.A. Mr. Sanin has previously served as President of Tejicondor (since
1996) and President of Fabricato (since 2001).

      Hector Arango Gaviria is a business administrator and Finance Vice-president of Compania Nacional de Chocolates S.A.

      German Botero Arango is an engineer and is the General Manager of Cementos El Cairo S.A. since 1986.

      Juan Sebastian Betancur Escobar is an attorney and is Vice-president of Bogota de Suramericana de Seguros since 1991.

      Federico Echavarria Restrepo is an industrial engineer, holds a Master in Business Administration from Harvard University, and is the General Manager of Merilectrica y Cia. SCA since 1997.


                                             SENIOR MANAGEMENT
                                             -----------------

             NAME                    FIRST JOINED THE BANK                FUNCTION
             ----                    ---------------------                --------

PRESIDENT
Jorge Londono Saldarriaga                     1996               President of Bancolombia S.A
VICE PRESIDENTS
Leonardo Hincapie Naranjo                     1983               Risk Management
Santiago Perez Moreno                         1989               Personal and Middle-Corporate Market
                                                                 Banking
Jaime Alberto Velasquez Botero                1989               Finance
Leonardo Uribe Correa                         1984               Legal/General Secretary
Gabriel Jaime Agudelo Tobon                   1973               Technology
Gonzalo Toro Bridge                           1988               Corporate and International Banking
Federico Ochoa Barrera                        1984               Executive
Hernan Dario Ramirez Giraldo                  1985               General Auditor
Luis Fernando Montoya Cusso                   1973               Operations
Jairo Burgos de la Espriella                  1990               Human Resources

B.    COMPENSATION

      BC compensates each of its directors with Ps 500,000 per meeting. The directors receive no other compensation or benefit. The aggregate amount of remuneration paid by BC and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2002 was Ps 3,928 million.

C.    BOARD PRACTICES

      BC is managed by its Board of Directors and President. BC's Board of Directors consists of five directors and their respective alternate directors. Alternate directors participate in and are entitled to vote at meetings of the Board of Directors only when their respective principal directors announce that they will not attend directors' meetings for longer than a month. If a director misses meetings for more than three consecutive months, that director will be removed and replaced with such director's alternate for the remainder of the term. The directors (together with their respective alternate directors) are elected every two years at a general meeting of BC's Shareholders. In addition, on the first occasion a person is elected to the Board of Directors, such person must supply the Superintendency of Banking with specified information (including the person's prior professional and credit history) and must be approved by the Superintendency of Banking in order to assume office. Directors may be re-elected indefinitely. The Chairman of the Board of Directors is Nicanor Restrepo Santamaria.

      Under the Colombian Code of Commerce and the By-laws of BC, directors are re-elected in accordance with the "proportional representation" voting system (electoral quotient system). In general, under the proportional representation voting system, holders of Common Shares are able to elect a director each time the number of votes cast meets a specified quota of votes, even though the quota represents a minority of the total votes cast.

      Neither Bancolombia nor its subsidiaries have any service contracts with BC's directors providing for benefits upon termination of employment.

      Decree 663 and the By-laws of BC require that the Board of Directors holds at least one meeting each month. A quorum for a Board of Directors' meeting consists of a majority of directors or their alternates and action may be taken by a minimum of three directors. In the event of a tie, a proposal is considered rejected. If the tie occurs during a nomination, a second vote is taken. If the second vote produces another tie, the nomination is suspended. Pursuant to the By-laws of BC, BC's President and his alternate are elected by the Board of Directors and serve at the Board's discretion. The President has the power to appoint and remove the Vice Presidents and the regional managers. The Directors and the President must be confirmed by the Superintendency of Banking before assuming their office.

      At a General Shareholders' Meeting, BC's Shareholders elect BC's statutory auditor for a two-year term. The statutory auditor is entitled to select a principal representative auditor and one alternate auditor. Under Colombian law, the duties of the statutory auditor include, among other things, the examination of the operations, books, records and any other documents of BC as well as the presentation of a report of such examination at the Annual General Shareholders' Meeting. Before assuming office, the statutory auditor must be approved by the Superintendency of Banking. At BC's 1996 annual general shareholders' meeting, BC replaced Price Waterhouse and retained KPMG Ltda. as its statutory auditor, beginning with respect to BC's financial statements for the fiscal year ended December 31, 1997. This change was not made as a result of any disagreement with Price Waterhouse on any matter of accounting principles or practices, financial statements disclosure or auditing scope or procedures. KPMG Ltda. appointed Gustavo Avendano Luque and Gabriel Marcelo Calderon to serve as principal representative auditor and alternate auditor, respectively. At BC's 2003 annual general shareholders' meeting, held on February 27, 2003, BC replaced KPMG Ltda. and retained Deloitte & Touche Ltda. as its statutory auditor. This change was not made as a result of any disagreement with KPMG Ltda. on any matter of accounting principles or practices, financial statements disclosure or auditing scope or procedures.

      Bancolombia has an audit committee the main purpose of which is to support the Board of Directors in supervising the effectiveness of the Bank's internal controls. The committee consists of three members who are elected by the Board of Directors for a period of two years. The current members are Hector Arango Gaviria, Jose Alberto Velez Cadavid, and Ricardo Sierra Moreno.

D.    EMPLOYEES

The following table sets forth the number of employees of Bancolombia for the last three fiscal years:

As of December 31      Total number of employees employed by BC      Number of employees employed by BC
                          and its consolidated subsidiaries                       directly
-----------------         ---------------------------------                       --------

       2000                             7,688                                      6,518
       2001                             7,518                                      6,258
       2002                             7,581                                      6,364

      On December 31, 2002, Bancolombia and its consolidated subsidiaries had 7,581 employees of which 6,364 were employed directly by the Bank. Of the 6,364 employees, approximately 30.51% belong to a labor union called Sintrabancol and 15.60% are members of an industry union called Uneb. A collective bargaining agreement with both unions has been in effect since November 1, 2001 and expires on October 31, 2003. The bank is satisfied with the existing collective bargaining agreement, both for the labor costs it implies and for the amicable relationship it has helped to develop with the labor unions and BC employees. Although labor relationshipsare harmonious within BC, certain tax, labor and social security reforms enacted in 2002 have irritated labor unions, which may attempt to extract greater concessions in the upcoming collective bargaining process to offset the effect of such reforms. In preparation for such a scenario, with the participation of labor union leaders, the Bank has prepared an agenda of the items that need to be studied by both parties in advance of the collective bargaining process.

      Of the 6,364 employees approximately 27% were located in Bogota Region, 16% in the South Region, 13% in the Antioquia Region, 20% in the Medellin headquarters, 13% in the Central Region and 11% in the North Region.

      Law 50 of 1990 established a significant change in the system for severance payments. According to this law, for employees hired after January 1, 1991, this benefit is calculated every year by the employer on December 31 and is deposited in a fund management company. The new scheme is mandatory for all employees hired after January 1, 1991. Employees hired prior to that date are given the option of continuing with the previous system or switching to the new one. On December 31, 2002, 67.28% of the employees were under by the new payment system.

      BC established an incentive compensation plan in the first semester of 2002 that a award bonuses bi-annually to its vice-presidents, department directors and certain managers. In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of BC and the meeting by its executives of individual goals. Depending on the amount awarded, the bonuses are payable solely in cash, or as a combination of cash, a right to receive in three years an amount in cash determined with reference to the value of BC Common Shares, and an entitlement to a share in a pool of unvested bonuses. The pool of unvested bonuses is an account of preliminary bonuses, payable once it is established that the results triggering such bonuses have been sustained over time, and were not the result of a particular, extraordinary transaction that does not really reflect better performance, according to guidelines designed by the Bank.

E.    SHARE OWNERSHIP

      No director or executive officer of Bancolombia owned any Preference Shares in BC as of December 31, 2002. The following directors and managers owned Common Shares in BC as of December 31, 2002: Nicanor Restrepo Santamaria, Fabio Rico Calle, Ricardo Sierra Moreno, Santiago Vaquez Haupt, Hector Arango Gaviria, Juan Sebastian Betancur Escobar, Jorge Londono Saldarriaga, Luis Santiago Perez Moreno, and Gonzalo Toro Bridge. None of their shareholdings, individually or in the aggregate, exceeded one percent of Bancolombia's outstanding Common Shares. As of December 31, 2002, Bancolombia had no outstanding options to acquire any of its Common or Preference Shares outstanding.

ITEM  7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.    MAJOR SHAREHOLDERS

      The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of BC's capital stock as of December 31, 2002, by each person known to BC to own beneficially more than 5% of each class of BC's outstanding capital stock. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

                                                                       % OWNERSHIP      % OWNERSHIP OF
                                                     PREFERENCE         OF COMMON         PREFERENCE
NAME                               COMMON SHARES       SHARES           SHARES(1)          SHARES(1)
----                               -------------       ------           ---------          ---------

Suramericana de Inversiones         60,891,371                            15,3%                -
S.A. (2)

Portafolio de Inversiones
Suramericana S.A. (3)               43,687,875                            10.96%               -

Fideicomiso
cititrust-Suramericana-IFC          39,170,000                             9.8%                -
Cementos del Valle S.A.             29,658,125        4,120,038            7.4%              2.3%
Holding de Inversion
Mercantil de Colombia S.A.          27,984,714        4,120,038            7.%                 -
Emmery Equity Corporation           24,387,619                             6.1%                -
Compania de Cemento Argos S.A       24,375,687        3,386,177            6.1%              1.9%


                                                                       % OWNERSHIP      % OWNERSHIP OF
                                                     PREFERENCE         OF COMMON         PREFERENCE
NAME                               COMMON SHARES       SHARES           SHARES(1)          SHARES(1)
----                               -------------       ------           ---------          ---------

Lorange Industrial Corporation      20,612,331                             5.2%                -
Proteccion                           6,944,368       14,912,239           1.74%              8.35%
BIC ADR Program Sufibic                              136,743,128                             76.6%


(1) Common Shares have one vote per share; Preference Shares have limited voting rights under certain circumstances specified in the Estatutos of Bancolombia filed as Exhibit 1 to this Annual Report.

(2) Represents ownership by Suramericana de Inversiones S.A. directly and through its subsidiary Suramericana de Construcciones S.A. and Inversura S.A.

(3) Suramericana de Inversiones S.A. owns 94.8% of Portafolio de Inversiones Suramericana S.A.'s voting stock.

      As of December 31, 2002, a total of 398,259,608 Common Shares and 178,435,787 Preference Shares were registered in the Bank's shareholder registry in the name of 13,675 shareholders. As of December 31, 2002, a total of 136,743,128 Preference Shares, representing 76.63% of outstanding Preference Shares, were directly held by one record holder in the United States. No Common Shares were held directly by record holders in the United States.

      Under Colombian law, BC has no controlling entities.

B.    RELATED PARTY TRANSACTIONS

      From time to time, BC lends to affiliates and other related parties and engages in other transactions with such parties. Such loans have been made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and have not involved more than the normal risk of collectibility or present other unfavorable features. At January 31, 2003, BC's largest direct shareholder Suramericana de Inversiones S.A., had a total amount of Ps 29,103 million in loans from BC outstanding. Other related parties (for purposes of United States securities laws), had a total amount of Ps 37,208 million in loans from BC outstanding. Transactions between BC and related parties have been conducted on an arms-length basis. Under decree 633 and Decrees 2360 and 2653 of 1993, transactions with affiliates and other related parties may not exceed certain limits, based on, among other things, a percentage of BC's assets. BC has to date complied with all such regulatory limitations on affiliate and other related party transactions.

      As of January 31, 2003, an aggregate of Ps 51,815 million in loans to BC employees was outstanding. These loans represented 0.83% of BC's total net loans as of December 31, 2002.

      Certain directors, alternate directors and officers of BC have been involved in credit transactions with BC as permitted by Colombian law. The Code of Commerce and certain Colombian laws, including Decree 663, allow a company to enter into transactions with its officers, directors and other affiliates if such transaction is in accordance with prevailing market conditions and is approved by such company's board of directors. Additionally, the granting of credit to persons or entities affiliated with BC is subject to the regulations of the Colombian Government. Such regulations set limits on the amount of credit that can be extended to affiliates based on, among other things, a percentage of BC's net worth. Decree 663 requires that loans to directors, principal shareholders, officers and other related entities must be granted on an equal basis with respect to rates, tenor and guarantees as loans granted to the general public.

      Decree 663 regulates and limits transactions with related parties and affiliates. Loans to a holder of 5% or more of a financial institution's shares, directors, certain principal executive officers, or relatives of any such person must be approved unanimously by the company's board of directors. Except for loans extended to employees as part of their health, housing, education and transportation benefits, loans to related parties may not contain better terms than those provided for in loans to non-related parties. Additionally, the granting of credit to persons or entities affiliated with the Bank is subject to the regulations of the Central Bank. Such regulations set limits on the amount of credit that can be extended to affiliates based on, among other things, a percentage of BC's net worth. Financial institutions are prohibited from extending loans to financial services subsidiaries. They may, however, extend loans to non-financial services subsidiaries. Loans to non-financial subsidiaries and to BC's officers and employees are subject only to the general lending limits on loans to single borrowers described above.

ITEM  8. FINANCIAL INFORMATION.

A.    CONSOLIDATED FINANCIAL STATEMENTS

      Reference is made to pages F-1 through F-96.

B.    DIVIDEND POLICY

      See "Item 3. Key Information - A. Selected Financial Data - Dividends"

C.    SIGNIFICANT CHANGE

      There has not been any significant change since the date of the annual financial statements included in this document.

D.    CHANGE IN EXTERNAL AUDITORS

      As discussed in the Bank's current report on form 6-K filed with the Commission on March 5, 2003, a majority of the shareholders represented at the annual shareholders meeting held on February 27, 2003, approved that Deloitte & Touche Ltda. replaced KPMG Ltda. as the Bank's independent auditors for the fiscal year 2003. KPMG Ltda. reported on the Bank's financial statements for the fiscal years ended December 31, 1999, 2000, 2001 and 2002. KPMG Ltda. did not resign or refuse to stand for re-election, and none of its reports on such financial statements contained an adverse opinion, disclaimer, modification or qualification. BC's Audit Committee and Board of Directors approved the decision to change the independent auditors.

E.    LEGAL PROCEEDINGS

      The Bank is involved in normal collection proceedings, restructuring proceedings with respect to certain borrowers and other legal procedures in the ordinary course of business. For the purpose of its audited financial statements, the Bank has various contingent liabilities, including contingent liabilities relating to ordinary litigation outstanding at December 31, 2002 amounting to Ps 445,350 million. A portion of these liabilities are covered by Fogafin Ps 16,717 million at December 31, 2002. In the opinion of management, after consultation with its external Colombian legal counsel, the outcome of these contingent liabilities relating to ordinary litigation is not expected to have a material adverse effect on BC's financial condition or results of operations and the possibility of loss by BC as a result of such litigation is not likely to exceed the recorded allowance of pesos at December 31, 2002.

      OTHER LEGAL PROCEEDINGS

      As of the filing date of this Annual Report, the claims and lawsuits made in the United States and Colombia by Jaime Gilinski and Isaac Gilinski, Bancol y Cia. and several other entities controlled by them (as former controlling shareholders of Banco de Colombia) ("the Plaintiffs") against Bancolombia and certain directors and officers ("the Defendants") regarding the acquisition and merger of Banco de Colombia by BIC in 1998, are as follows:

IN THE UNITED STATES:

      In March 1999, Plaintiffs filed a lawsuit against the Defendants in the United States District Court in New York claiming damages in excess of US$76 million for alleged market manipulation, misrepresentations and fraudulent concealment by the defendants in connection with the Bank's Merger with Banco de Colombia in 1998. Plaintiffs allege that the defendants manipulated the market price of the Bank's ADRs during the Merger negotiations so as to misrepresent the value of the ADRs the plaintiffs were effectively to receive as consideration for a portion of plaintiffs' Banco de Colombia Common Shares. In addition, plaintiffs allege that the defendants represented that they would raise additional equity to fund a portion of the Merger and that the defendants failed to disclose an alleged plan to operate Banco de Colombia and the merged entity in violation of Colombian law and sound banking practices. On December 18, 2000, the Court held that claims must be asserted in arbitration in Bogota, Colombia, according to the merger and acquisition agreement. No additional events have occurred as of the date of the filing of this Annual Report.

IN COLOMBIA:

      Superintendency of Banking. Plaintiffs filed several requests for investigation against the Bank in order to determine whether there were self-loans, undue use of funds received from customers, insufficient capitalization, real estate and investment portfolio sales from BIC (renamed Bancolombia in 1998) to Banco de Colombia, which allegedly occurred at the end of 1997 and in midyear 1998. The Superintendency of Banking fined Bancolombia on March 15, 2001 with a fine of Ps 44 million, for one inter-banking loan facility on March 16, 1998 between former Banco de Colombia to former BIC. The rest of the claims were dismissed. Bancolombia has appealed the fine before the "Consejo de Estado" (administrative jurisdictional authority). As of the date of the filing of this Annual Report, a final decision has not yet been issued.

      General Prosecutor's Office: There is a denunciation (Exp 542480) on the grounds described above against Bancolombia's officers Jorge Londono Saldarriaga and Federico Ochoa Barrera. There also are four civil actions pending within the criminal proceedings against Jorge Londono, Federico Ochoa Barrera and the Bank itself as responsible on the grounds of civil liability. Both the criminal and civil actions are currently pending and no final decisions have yet been issued.

         Chamber of Commerce of Bogota. By letter dated May 31, 2001, plaintiffs requested the Chamber of Commerce of Bogota, Colombia, to appoint arbitrators based on the rules of the Inter-American Commercial Arbitration Commission (IACAC rules), although these were not the rules agreed by the parties on the acquisition and merger agreement. The Chamber of Commerce declined "to admit" the Plaintiffs' request for appointment of arbitrators until a number of procedural deficiencies were remedied. To the Bank's knowledge, the Plaintiffs have not yet rectified these procedural defects.

BANCOLOMBIA'S CLAIMS AGAINST JAIME GILINSKI

      There is a lawsuit pending (filed by Bancolombia on December 1, 2000 with the Chamber of Commerce of Bogota) against Jaime Gilinski to enforce a pledge granted by him in connection with the acquisition and merger of Banco de Colombia by BIC for hidden liabilities. Both notification and appointment of arbitrators are still pending. The Chamber of Commerce of Bogota admitted the lawsuit.

      Bancolombia has rejected Jaime Gilinski's and the Plaintiffs' claims and has opposed and will oppose any claim related to the acquisition and merger of Bancolombia by BIC. Amounts claimed by Jaime and Isaac Gilinski and the Plaintiffs have no grounds and therefore have also been rejected.

CLASS ACTION.

      A civil attorney filed a class action lawsuit with the Chamber of Commerce of Bogota against Bancolombia and its significant shareholders, regarding the exchange ratio used for the merger and acquisition of Banco de Colombia by BIC. The Chamber of Commerce admitted such action on September 26, 2001 the arbitrators were appointed and the arbitration commenced.

OTHER ACTION ("POPULAR ACTION")

      Another lawsuit was filed in Colombia by the same attorney who filed the above mentioned class action. The "Tribunal Administrativo" (administrative jurisdictional authority) admitted the lawsuit on December 11, 2002 and began the proceeding. In this action the defendants are the Superintendency of Banking, the Superintendency of Securities and Bancolombia as one party.

ITEM  9. THE OFFER AND LISTING.

A.    OFFER AND LISTING DETAILS

      BC is a New York Stock Exchange, Inc. ("NYSE") listed company, where its ADSs are listed under the symbol "CIB". The table below sets forth, for the periods indicated, the reported high and low share prices and share trading volume for the Preference Shares on the Medellin Stock Exchange until July 3, 2001 and, from that day on, on the Colombian Stock Exchange, expressed in nominal pesos. The table also sets forth the reported high and low sale prices, and the average daily trading volume, of the ADSs on the NYSE for the periods indicated.

                           MEDELLIN/ COLOMBIA STOCK EXCHANGE           NEW YORK STOCK EXCHANGE
                           ---------------------------------           -----------------------
                           Ps PER PREFERENCE     TRADING
                               SHARES             VOLUME           $ PER ADS
                           -----------------   (NUMBER OF         -------------        TRADING VOLUME
                             HIGH      LOW       SHARES)          HIGH      LOW        (NUMBER OF ADSS)
                             ----      ---       -------          ----      ---        ----------------
                                 (in nominal pesos)


2001

First quarter              1,300     1,300          21,727         3.22      2.0            317,300
Second quarter             1,177     1,177          76,914         2.50      1.36         1,068,100
Third quarter               --        --              --           2.25      1.05           891,000
Fourth quarter (Colombia
Stock Exchange)            1,015       649       2,881,504         1.74      1.00         2,425,900


                           MEDELLIN/ COLOMBIA STOCK EXCHANGE           NEW YORK STOCK EXCHANGE
                           ---------------------------------           -----------------------
                           Ps PER PREFERENCE     TRADING
                               SHARES             VOLUME             $ PER ADS
                           -----------------   (NUMBER OF         -------------       TRADING VOLUME
                             HIGH      LOW       SHARES)          HIGH      LOW       (NUMBER OF ADSS)
                             ----      ---       -------          ----      ---       ----------------
                                 (in nominal pesos)


2002

First quarter              1,200     1,025         725,997         2.45      1.55         1,090,700
Second quarter             1,600     1,061         720,874         2.88      1.65         1,923,300
Third quarter              1,589     1,360       1,870,660         2.5       1.35         2,100,300
Fourth quarter             1,800     1,233       8,847,306         2.34      1.37         2,703,000

Sources: Medellin Stock Exchange, Colombia Stock Exchange, Bloomberg Financial Services Commodities News.




                             MEDELLIN STOCK EXCHANGE          NEW YORK STOCK EXCHANGE
                             -----------------------          -----------------------
                             Ps PER PREFERENCE SHARE        $ PER ADS
                             -----------------------     ---------------      TRADING VOLUME
                             HIGH               LOW      HIGH      LOW       (NUMBER OF ADSS)
                             ----               ---      ----      ---       ----------------

YEAR ENDING

December 31, 1998            4,600             4,050     15.5        4.3        6,555,600
December 31, 1999            2,372             1,820      7.4        3.0        7,883,000
December 29, 2000            1,550             1,550      4.9        1.8        5,304,200
December 31, 2001(until
July 3, 2001)                1,300             1,177      3.2        1.0        4,702,300
December 31, 2002            1,800             1,025     2.88       1.35        7,817,300

Source: Bloomberg Financial Services Commodities News, Medellin Stock Exchange, and Colombia Stock Exchange.

                             COLOMBIA STOCK EXCHANGE           NEW YORK STOCK EXCHANGE
                             -----------------------     ---------------------------------
                             Ps PER PREFERENCE SHARE       $ PER ADS
                             -----------------------     ---------------   TRADING VOLUME
                             HIGH               LOW       HIGH      LOW   (NUMBER OF ADSS)
                             -------         ------      ------   -----  -----------------
         MONTH

September 2002               1,370             1,370      1.8       1.35        383,500
October 2002                 1,400             1,233      1.9       1.37        447,700
November 2002                1,599               406     2.16       1.83        348,500
December 2002                1,800             1,450     2.34       1.95      1,906,800
January 2003                 1,200             1,025     2.86       2.32        497,400
February 2003                1,200             1,100     2.45       1.50        651,100

Source: Bloomberg Financial Services Commodities News, Medellin Stock Exchange, and Colombia Stock Exchange.

      ADRs evidencing ADSs are issuable by The Bank of New York, as Depositary, pursuant to the Deposit Agreement, dated as of July 25, 1995, entered into by BC, the Depositary, the owners of ADRs from time to time and the owners and beneficial owners from time to time of ADRs, pursuant to which the ADSs are issued. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of Fiducolombia (S.A.), as agent of the Depositary, currently located at Carrera 43A, No. 11A-44, Medellin, Colombia. The Depositary's principal executive office is located at One Wall Street, New York, New York 10286.

B.    MARKETS

      BC's ADSs, each of which represents the right to receive four Preference Shares deposited in Colombia with the Custodian under the Deposit Agreement (as defined below), have been listed on the NYSE since July 1995. The Preference Shares have been listed on the Colombian Stock Exchange since July 1995. Through the ADSs, the NYSE is the principal U.S. trading market for the Preference Shares.

On September 30, 1998, BC filed a registration statement with the Commission to register the Preference Shares issued in the Capitalization Program, in the form of ADRs, for resale by the holders into the U.S. public market from time to time. The SEC declared this registration statement effective on October 12, 2000.

      On December 31, 2002, there were 398,259,608 Common Shares outstanding, none of which were held of record by holders in the United States, and 178,435,787 Preference Shares outstanding, of which 136,743,128 were directly held by record holders in the United States (represented by 34,185,782 ADSs). Because certain of the Preference Shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

      The Medellin Stock Exchange was the principal non-U.S. trading market for the Preference Shares before the Stock Exchanges merged into the Colombian Stock Exchange on July 3, 2001. As of December 31, 2002, the market capitalization for Bancolombia's Preference Shares on the Colombian Stock Exchange was Ps 315,653 million. The Medellin Stock Exchange, founded in 1961, had 51.2% of aggregate equity trading, based on value, on the Colombian Stock Exchanges during the six months ended June 30, 2001. There are no official market makers or independent specialists in the Medellin Stock Exchange or in the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The Colombian Stock Exchange is relatively volatile compared to major world markets. The aggregate equity market capitalization of the Colombian Stock Exchange as of December 31, 2002, was approximately Ps 31,231,059 million, with 110 companies listed as of that date. A substantial portion of the trading on the Colombian Stock Exchanges consists of trading in debt securities.

ITEM  10. ADDITIONAL INFORMATION.

A.    MEMORANDUM AND ARTICLES OF ASSOCIATION

      Reference is made to the information contained under the headings "Description of Share Capital" and "Description of American Depositary Receipts" in BC's Registration Statement on Form F-3, which was filed with the Commission on September 29, 2000 (File No. 333-12658) and declared effective on October 12, 2000. All such information is incorporated by reference into this Annual Report.

B.    EXCHANGE CONTROLS

      The Central Bank consistently has made foreign currency available to Colombian private sector entities to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private sector companies or that foreign currency needed by BC to service foreign currency obligations could be purchased in the open market without substantial additional cost.

      The International Investment Statute of Colombia contained in Law 9 of 1991 and Decree 2080 of 2000 issued by Departamento Nacional de Planeacion, as amended (the "Foreign Investment Law"), regulates the manner in which foreign investors can participate in the Colombian securities markets and undertake other types of investment, prescribes registration with the Central Bank of certain foreign exchange transactions and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered.

      Each individual investor who deposits Preference Shares into the ADS deposit facility for the purpose of acquiring ADSs (other than in connection with or reacquisition of the ADSs pursuant to the ADS offerings) will be required, as a condition to acceptance by Fiducolombia, as custodian of such deposit, to provide or cause to be provided certain information to Fiducolombia, to enable it to comply with the registration requirements under the foreign investment regulations relating to foreign exchange. A holder of ADSs who withdraws Preference Shares from the ADS deposit facility under certain circumstances may be required to comply directly with certain registration and other requirements under the foreign investment regulations. Under such regulations, the failure of a non-resident investor to report or register foreign exchange transactions relating to investments in Colombia with the Central Bank on a timely basis may prevent the investor from obtaining remittance rights, constitute an exchange control infraction and result in a fine.

      Under Colombian law and the by-laws of BC, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and the voting of ADSs and Preference Shares. For a detailed discussion of ownership restrictions see "Item 4. Information on the Company -- B. Business Overview -- Supervision and Regulation -- Ownership Restrictions".

C.    TAXATION

      Pursuant to Resolution 56 of 1992, issued by CONPES (Consejo Nacional de Politica Economica y Social) the Deposit Agreement constitutes a Fondo Institucional de Capital Extranjero (a "Foreign Institutional Capital Investment Fund"). Under Law 223 of 1995, dividends paid to foreign institutional capital investment funds are not subject to Colombian income, withholding, remittance or other taxes, provided that such dividends are paid in respect of previously taxed earnings of the Company. Therefore, provided that distributions are made by BC to the holders of ADSs through the Depositary, all distributions by BC made on account of Preference Shares to holders of ADRs evidencing ADSs who are not resident in Colombia, as defined below, will be exempt from Colombian income, withholding and remittance taxes, except in the case of distributions paid out of non-taxed earnings of BC (which would bear a 35% Colombian tax that BC would be required to withhold and pay over to the Colombian tax authorities).

      Dividends paid to a holder of Preference Shares (as distinguished from the ADSs representing such Preference Shares) who is not a resident of Colombia, as defined below, and who holds the Preference Shares in his own name, rather than through another institutional or individual fund, will be subject to Colombian income taxes at a flat rate of 7% for 1998 and thereafter, which tax must be withheld by the payor. However, if such dividends do not correspond to BC profits that have been taxed at the corporate level, the applicable rate is 35%, BC would in all such cases withhold and pay to the Colombian tax authorities, within the legally prescribed period, the appropriate percentage of the amount of such dividends, and would have no liability or obligation to any holder of Preference Shares with respect to any amount properly so withheld and paid over.

      In the event that a holder of ADSs who is not resident in Colombia chooses to surrender its ADSs and withdraw the underlying Preference Shares, dividends to such non-resident holder would be subject to withholding tax at the rates set forth in the preceding paragraph, unless such non-resident holder takes the necessary actions under Colombian law to hold such Preference Shares through either an "institutional fund" or an "individual fund" under foreign investment regulations, in which case dividends payable with respect to the Preference Shares would receive the same preferential treatment accorded the ADSs.

      For purposes of Colombian taxation, a natural person is a resident of Colombia if he or she is physically present within Colombia for more than six months during the calendar year or the six months are completed within that taxable period. For purposes of Colombian taxation, a legal person other than a natural person is a resident of Colombia if it is organized under the laws of Colombia.

SALES AND OTHER DISPOSITIONS

      Gain or loss realized by a non-resident of Colombia from the sale or other disposition of ADSs, including by way of redemption or liquidation, will not be subject to Colombian taxation, regardless of the place at which such sale or disposition occurs. Gain or loss realized by a non-resident of Colombia from the sale or other disposition of Preference Shares including by way of redemption or liquidation (as distinguished from sales or other dispositions of ADSs representing such Preference Shares) will not be subject to Colombian taxation provided the sale or other disposition is effected on or through the facilities of a recognized stock exchange. Deposits and withdrawals of Preference Shares in exchange for ADSs will not be subject to Colombian taxation.

      In all cases in which the gain or loss realized upon a sale or other disposition of Preference Shares is subject to Colombian taxation, such taxation will correspond to a 14% income tax applied over the gain and a 1% remittance tax applied over the difference once the 14% is subtracted. Such gain or loss will be measured by the difference, if any, between the amount realized upon the sale or disposition and the cost of acquisition plus inflation adjustments through percentage increases of the Consumer Price Index for employees of the Preference Shares or ADSs, as the case may be, sold or disposed of by the holder. The Tax Basis of Preference Shares withdrawn by a holder in exchange for ADSs immediately after such withdrawal shall equal the holder's Tax Basis in the ADSs exchanged for such Preference Shares immediately before such withdrawal. The Tax Basis of ADSs received by a holder in exchange for a deposit of Preference Shares immediately after such deposit shall equal the holder's Tax Basis in the Preference Shares deposited in exchange for such ADSs immediately before such deposit. The Tax Basis of additional Preference Shares or ADSs distributed to a holder of Preference Shares or ADSs on account thereof, whether by stock dividend, revaluation of the assets of the Company or otherwise, shall equal the value of such additional Preference Shares or ADSs at the time of such dividend or revaluation.

OTHER TAX CONSIDERATIONS

      As of the date of this report, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States. Transfers of ADSs to non-residents of Colombia by gift or inheritance are not subject to Colombian gift or inheritance taxes. Transfers of Preference Shares (as distinguished from the ADSs representing such Preference Shares) will be subject to Colombian gift or inheritance tax at a flat rate of 35% of the unrealized appreciation, if any, in the value of the Preference Shares transferred. There are no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of Preference Shares or ADSs.

         For a more detailed description of the tax consequences relating to U.S. holders, see the information contained under the heading "Taxation" in BC's Registration Statement on Form F-3, which was filed with the Commission on September 29, 2000 (File No. 333-12658) and declared effective on October 12, 2000. All such information is incorporated by reference into this Annual Report.

D.    PUBLICLY AVAILABLE DOCUMENTS

      Bancolombia files periodic reports and other information with the Commission. You may read and copy any document that Bancolombia files at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Some of our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

ITEM  11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

      The information required by this item is contained in "Item 5. - Operating and Financial Review and Prospects" herein under the headings "Interest Rate Sensitivity," "Interest Rate Market Risk," "Exchange Rate Sensitivity" and "Liquidity and Funding."

ITEM  12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

                                    PART II

ITEM  13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM  15. CONTROLS AND PROCEDURES

      Within the 90-day period prior to the date of the filing of this annual report, an evaluation was carried out, under the supervision and with the participation of BC's management, including President Jorge Londono Saldarriaga, and Vice-President Jaime Alberto Velasquez Botero of the effectiveness of the design and operation of our "disclosure controls and procedures" as defined in Exchange Act Rules 13a-14(c) and 15d-14(c). Our disclosure controls and procedures are designed to ensure that the financial and non-financial information required to be disclosed in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Based upon that evaluation, our management, including the President and Vice-President Jaime Alberto Velasquez Botero, concluded that our disclosure controls and procedures are effective.

      There have been no significant changes in our internal controls or other factors that could significantly affect internal controls subsequent to the date of the evaluation, nor were any corrective actions taken with regard significant deficiencies and material weaknesses.

ITEM  16. [RESERVED]


                                   PART III-

                              FINANCIAL STATEMENTS.

We have responded to Item 18 in lieu of responding to this Item.

ITEM  17. FINANCIAL STATEMENTS.

Reference is made to pages F-1 through F-94.

ITEM  18. EXHIBITS

The following exhibits are filed as part of this annual report.

      1. Corporate charter (estatutos) of the registrant, as amended through April 22, 2002, together with an English translation.

      2.    Consent of KPMG Limited.

      3.1 Stock Subscription Agreement, dated as of March 28, 2000, by and among Bancolombia S.A., Capital International Global Emerging Markets Private Equity Fund, L.P., and certain other investors listed on Schedule A thereto.

      3.2 Shareholders Agreement, dated as of March 28, 2000, by and among Bancolombia S.A., Capital International Global Emerging Markets Private Equity Fund, L.P., and certain other investors listed on Schedule A thereto.

      3.3 Registration Rights Agreement, dated as of March 28, 2000, by and among Bancolombia S.A., Capital International Global Emerging Markets Private Equity Fund, L.P., and certain other investors listed on Schedule A thereto.

      Exhibits 3.1, 3.2 and 3.3 have been filed with the Commission together with Bancolombia's Annual Report on Form 20-F for the fiscal year 1999 and are incorporated by reference into this Annual Report.

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 27, 2003




BANCOLOMBIA S.A.



By: /s/JAIME ALBERTO VELASQUEZ B.
    -----------------------------
       Name:  Jaime Alberto Velasquez B.
       Title: Vice President, Finance

                                  CERTIFICATION

I, Jorge Londono Saldarriaga, certify that:

      1. I have reviewed this annual report on Form 20-F of Bancolombia S.A.;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

               (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

               (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

               (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27,2003

Name: Jorge Londono Saldarriaga
Title: Chief Executive Officer

                                  CERTIFICATION

I, Jaime Alberto Velasquez Botero, certify that:

      1. I have reviewed this annual report on Form 20-F of Bancolombia S.A.;

      2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

               (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

               (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

               (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

      6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date March 27, 2003

Name: Jaime Alberto Velasquez Botero
Title: Chief Financial Officer

                                [This page intentionally left blank]

                                [KPMG LETTERHEAD]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Bancolombia S.A.:

We have audited the accompanying consolidated balance sheets of Bancolombia S.A., and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bancolombia S.A. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in Colombia for financial institutions.

As discussed in Note 2b to the financial statements, the Colombia
Superintendency of Banking issued External Circular 014 which eliminated inflation accounting effective January 1, 2001, and, as discussed in Note 2g, issued External Circular 033 which changes the method for classification and valuation of investment securities, effective September 2, 2002.

Accounting practices prescribed by the Colombia Superintendency of Banking, as described in Note 2 to the consolidated financial statements, vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the Untied States of America would have affected consolidated results of operations and consolidated stockholders' equity for each of the years in the three-year period ended December 31, 2002, to the extent summarized in Note 31 to the consolidated financial statements.

/s/  KPMG

Medellin, Colombia
January 21, 2002, except as to the 2003 column in note 21 and note 31, which are as of March 12, 2003

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Independent Auditors' Report                                     F-2

Consolidated Balance Sheets - December 31, 2001 and 2002         F-4

Consolidated Statement of Operations - Years Ended
     December 31, 2000, 2001 and 2002                            F-6

Consolidated Statements of Stockholders' Equity - Years
     Ended December 31, 2000, 2001 and 2002                      F-8

Consolidated Statements of Cash Flows - Years Ended
     December 31, 2000, 2001 and 2002                            F-9

Notes to Consolidated Financial Statements                       F-11

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 2001 and 2002
           (Stated in millions of pesos and thousands of U.S. dollars)




               Assets                                             2001               2002               2002
               ------                                         ------------       ------------       ------------
                                                                                                     US Dollar
                                                                                                     (Unaudited)
Cash and cash equivalents:
     Cash and due from banks (Note 4)                        Ps    536,813      Ps    643,405     US$    228,572
     Overnight funds                                               176,666            207,684             73,780
                                                              ------------       ------------       ------------
                  Total cash and cash equivalents                  713,479            851,089            302,352
                                                              ------------       ------------       ------------
Investment securities (Note 5):

     Trading securities                                          2,720,718          1,688,404            599,812
     Nontrading securities:
     Mandatory and reserve-against-deposits
         investments                                               130,525                 --                 --
     Equity securities, net                                        109,925                 --                 --
     Permanent investments                                          23,384                 --                 --
     Available for sale, net                                            --          2,047,073            727,230
     Held to maturity, net                                              --            607,981            215,988
                                                              ------------       ------------       ------------
                  Total investment securities                    2,984,552          4,343,458          1,543,030
                                                              ------------       ------------       ------------
Loans (Note 6 and 27):

     Commercial                                                  4,354,031          5,219,460          1,854,232
     Consumer                                                      961,663            870,898            309,390
     Small business loans                                               --             68,863             24,463
     Mortgage                                                       34,511             38,094             13,533
                                                              ------------       ------------       ------------
                                                                 5,350,205          6,197,315          2,201,618
    Less allowance for loan losses (Note 7)                       (271,729)          (332,324)          (118,059)
                                                              ------------       ------------       ------------
                  Loans, net                                     5,078,476          5,864,991          2,083,559
                                                              ------------       ------------       ------------
Accrued interest receivable on loans:

     Accrued interest receivable on loans                          104,692             98,533             35,004
     Less allowance for accrued interest losses (Note 7)           (27,011)           (15,074)            (5,355)
                                                              ------------       ------------       ------------
                  Interest accrued, net                             77,681             83,459             29,649
Customers' acceptances and derivatives (Note 8)                     39,907            (15,662)            (5,564)
Accounts receivable, net (Note 9 and 27)                           106,764            181,663             64,536
Premises and equipment, net (Note 10)                              320,080            317,724            112,873
Leases, net (Note 10)                                              241,866            341,791            121,422
Prepaid expenses, deferred charges and
     other assets (Note 11)                                        395,271            293,959            104,430
Foreclosed assets, net (Note 12)                                    74,656             77,299             27,461
Reappraisal of assets (Note 13)                                    241,727            259,811             92,299
                                                              ------------       ------------       ------------
                                                             Ps 10,274,459      Ps 12,599,582     US$  4,476,047
                                                              ============       ============       ============

Memorandum accounts (Note 22)                                Ps 40,117,252      Ps 46,798,693     US$ 16,625,407
                                                              ============       ============       ============


See accompanying notes to consolidated financial statements.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 2001 and 2002
           (Stated in millions of pesos and thousands of U.S. dollars)





              Liabilities and Stockholders' Equity                              2001             2002             2002
              ------------------------------------                           -----------      -----------      -----------
                                                                                                                US Dollar
                                                                                                               (Unaudited)
Deposits (Note 27)
     Non-interest bearing:
         Checking accounts                                                  Ps 1,709,575     Ps 1,876,026    US$   666,465
         Other                                                                    66,693           94,573           33,597
     Interest bearing:
         Checking accounts                                                       608,087          815,367          289,662
         Time deposits                                                         3,426,629        3,603,466        1,280,145
         Savings deposits                                                      1,769,864        2,398,726          852,156
                                                                             -----------      -----------      -----------
                  Total deposits                                               7,580,848        8,788,158        3,122,025
                                                                             -----------      -----------      -----------
Overnight funds                                                                  202,994          610,158          216,761
Bank acceptances outstanding                                                      31,066           31,050           11,031
Interbank borrowings (Note 14)                                                   399,595          403,962          143,509
Borrowings from domestic development banks (Note 15)                             431,059          713,053          253,315
Accounts payable                                                                 271,297          355,772          126,389
Accrued interest payable                                                          81,323           73,487           26,106
Other liabilities (Note 16)                                                      135,623          170,572           60,596
Long-term debt (Note 17)                                                           8,523           62,782           22,304
Accrued expenses (Note 18)                                                       102,501           55,104           19,576
Minority interest in consolidated subsidiaries                                    59,179           51,136           18,166
                                                                             -----------      -----------      -----------
                  Total liabilities                                            9,304,008       11,315,234        4,019,778
                                                                             -----------      -----------      -----------

Stockholders' equity (Notes 19 and 21):
     Subscribed and paid in capital:

         Nonvoting preference shares                                             101,579          101,579           36,086
         Common shares                                                           253,540          253,540           90,071
     Retained earnings:
         Appropriated (Note 20)                                                  438,718          566,187          201,140
         Unappropriated                                                          156,533          210,380           74,738
     Reappraisal of assets (Note 13)                                              20,081           37,368           13,275
     Gross unrealized gain or loss on investments                                     --          115,294           40,959
                                                                             -----------      -----------      -----------
                  Stockholders' equity                                           970,451        1,284,348          456,269


Commitments and contingencies (Note 23)
                                                                             -----------      -----------      -----------
                                                                           Ps 10,274,459    Ps 12,599,582    US$ 4,476,047
                                                                             ===========      ===========      ===========

Memorandum accounts (Note 22)                                              Ps 40,117,252    Ps 46,798,693    US$16,625,407
                                                                             ===========      ===========      ===========

See accompanying notes to consolidated financial statements.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                    Years ended December 31, 2000, 2001, 2002
           (Stated in millions of pesos and thousands of U.S. dollars, except per share data)

                                                              2000            2001           2002            2002
                                                            ---------       ---------      ---------       ---------
                                                                                                           (Unaudited)
Interest income:
     Loans in local currency                              Ps  589,911     Ps  747,543    Ps  671,657     US$ 238,609
     Loans in foreign currency                                 88,672          63,903         54,455          19,345
                                                            ---------       ---------      ---------       ---------
         Total interest on loans                              678,583         811,446        726,112         257,954
     Investment securities                                    145,575          48,658            247              88
     Overnight funds and other (1)                             18,475          21,653         11,825           4,201
                                                            ---------       ---------      ---------       ---------
         Total interest income                                842,633         881,757        738,184         262,243
                                                            ---------       ---------      ---------       ---------

Interest expense:
     Checking accounts                                         31,540          22,327         12,975           4,609
     Time deposits                                            244,911         304,012        260,278          92,465
     Savings deposits                                          87,629         113,156        106,825          37,950
                                                            ---------       ---------      ---------       ---------
         Total interest on deposits                           364,080         439,495        380,078         135,024
     Interbank borrowings                                      42,094          20,160          9,404           3,341
     Borrowings from domestic development banks                41,530          40,722         49,317          17,520
     Amortized premiums on investments                          7,714          27,120         26,645           9,466
     Long-term debt                                             3,437           1,577            779             277
                                                            ---------       ---------      ---------       ---------
         Total interest expense                               458,855         529,074        466,223         165,628
                                                            ---------       ---------      ---------       ---------
         Net interest income                                  383,778         352,683        271,961          96,615
                                                            ---------       ---------      ---------       ---------

Provision for loans and accrued interest losses,
net of recoveries (Note 7)                                    152,296          73,953        115,154          40,909
Provision for foreclosed assets and other assets              112,219          63,537         71,212          25,298
                                                            ---------       ---------      ---------       ---------
         Net interest income after provision for loans
         and accrued interest  losses                         119,263         215,193         85,595          30,408
                                                            ---------       ---------      ---------       ---------

Other operating income:
     Fees and service charges, net (Note 24)                  218,035         265,382        292,308         103,843
     Foreign exchange gains, net                               12,451          20,345         93,371          33,170
     Dividend income (Note 5)                                   5,223           2,665         19,491           6,924
     Forward contracts                                         (4,020)         52,890        (62,612)        (22,243)
     Financing leases                                          33,671          35,410         39,596          14,067
     Gains on sales of investments, net                        30,335         159,883        372,793         132,436
     Revenues from commercial subsidiaries                     32,362          47,619         52,759          18,743
     Other                                                     13,914          35,994         21,271           7,557
                                                            ---------       ---------      ---------       ---------
         Total other operating income                         341,971         620,188        828,977         294,497
                                                            ---------       ---------      ---------       ---------

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                    Years ended December 31, 2000, 2001, 2002
           (Stated in millions of pesos and thousands of U.S. dollars, except per share data)

                                                           2000            2001            2002            2002
                                                         ---------       ---------       ---------       ---------
                                                                                                         (Unaudited)
Operating expenses:
     Salaries and employee benefits                    Ps  230,651     Ps  250,456     Ps  286,307     US$ 101,712
     Severance benefits                                     27,192          35,014          29,575          10,507
     Expense for transition to new severance
         benefits law (Note 16)                                124              --              --              --
     Administrative and other expenses (Note 25)           274,966         333,321         362,495         128,778
     Depreciation (Note 10)                                 40,591          35,965          34,444          12,236
     Losses on sales of loans, net                              --              --           9,952           3,535
                                                         ---------       ---------       ---------       ---------
         Total operating expenses                          573,524         654,756         722,773         256,768
                                                         ---------       ---------       ---------       ---------

Merger expenses                                             44,828          42,207          33,028          11,733

Non-operating income (expense):
     Other income                                           92,651          94,597         131,026          46,547
     Other expense                                         (24,859)        (43,597)        (51,239)        (18,203)
                                                         ---------       ---------       ---------       ---------
         Total non-operating  income                        67,792          51,000          79,787          28,344

Net monetary inflation adjustment  (Note 26)                 4,209              --              --              --
                                                         ---------       ---------       ---------       ---------
         Income (loss) before minority interest and
         provision for income taxes                        (85,117)        189,418         238,558          84,748
Minority interest                                             (767)         (1,310)         14,440           5,130
Provision for income taxes (Note 18)                        28,106          31,575          42,618          15,140
                                                         ---------       ---------       ---------       ---------
         Net income (loss)                             Ps (113,990)    Ps  156,533     Ps  210,380     US$  74,738
                                                         =========       =========       =========       =========

Earnings (loss) per share                              Ps     (210)    Ps      271     Ps      365     US$    0.13
                                                         =========       =========       =========       =========


See accompanying notes to consolidated financial statements.

(1) Includes Interest Income on Mandatory Deposits.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                  Years ended December 31, 2000, 2001 and 2002
          (Stated in millions of pesos and thousands of U.S. dollars, except share and per share data)


                                                Non Voting Preference Shares        Voting Common Shares
                                                ----------------------------      ----------------------------




                                                  Number           Value           Number            Value
                                                -----------      -----------      -----------      -----------

Balance at December 31, 1999                     58,060,562           39,477      280,988,338          193,040
Net loss                                                 --               --               --               --
Transfer to appropriated retained earnings               --               --               --               --
Issuance of preference and common shares        120,375,225           62,102      117,271,270           60,500
Valuation of investment                                  --               --               --               --
Decrease during  year                                    --               --               --               --
Other                                                    --               --               --               --
                                                -----------      -----------      -----------      -----------
Balance at December 31, 2000                    178,435,787          101,579      398,259,608          253,540
Net Income                                               --               --               --               --
Transfer to appropriated retained earnings               --               --               --               --
Valuation of investment                                  --               --               --               --
Dividends Declared                                       --               --               --               --
Other                                                    --               --               --               --
                                                -----------      -----------      -----------      -----------
Balance at December 31, 2001                    178,435,787          101,579      398,259,608          253,540
Net Income                                               --               --               --               --
Transfer to appropriated retained earnings               --               --               --               --
Valuation of investment                                  --               --               --               --
Dividends Declared                                       --               --               --               --
Other                                                    --               --               --               --
                                                -----------      -----------      -----------      -----------
Balance at December 31, 2002                    178,435,787   Ps     101,579      398,259,608    Ps    253,540
                                                ===========      ===========      ===========      ===========

Balance at December 31, 2002 (Unaudited)        178,435,787   US$     36,086      398,259,608    US$    90,071
                                                ===========      ===========      ===========      ===========


                                                      Retained earnings
                                                 -----------------------------



                                                   Appro-            Unappro-
                                                   priated           priated
                                                 -----------       -----------

Balance at December 31, 1999                         674,084          (240,167)
Net loss                                                  --          (113,990)
Transfer to appropriated retained earnings          (240,167)          240,167
Issuance of preference and common shares             134,861                --
Valuation of investment                                   --                --
Decrease during  year                                     --                --
Other                                                  8,619                --
                                                 -----------       -----------
Balance at December 31, 2000                   Ps    577,397          (113,990)
Net Income                                                --           156,533
Transfer to appropriated retained earnings          (113,990)          113,990
Valuation of investment                                   --                --
Dividends Declared                                   (20,760)               --
Other                                                 (3,929)               --
                                                 -----------       -----------
Balance at December 31, 2001                         438,718           156,533
Net Income                                                             210,380
Transfer to appropriated retained earnings           156,533          (156,533)
Valuation of investment                                   --                --
Dividends Declared                                   (48,442)               --
Other                                                 19,378                --
                                                 -----------       -----------
Balance at December 31, 2002                   Ps   566,187     Ps     210,380
                                                 ===========       ===========

Balance at December 31, 2002 (Unaudited)       US$   201,140    US$     74,738
                                                 ===========       ===========


                                                                       Surplus
                                                   -------------------------------------------------
                                                                                          Gross
                                                                                         unrealized
                                                                      Cumulative          gain or           Total
                                                    Reappraisal       translation         loss on        stockholders'
                                                     of assets        adjustments       investments        equity
                                                    -----------       -----------       -----------      -----------

Balance at December 31, 1999                             95,422             7,943                --          769,799
Net loss                                                     --                --                --         (113,990)
Transfer to appropriated retained earnings                   --                --                --               --
Issuance of preference and common shares                     --                --                --          257,463
Valuation of investment                                 (48,065)               --                --          (48,065)
Decrease during  year                                        --            (7,943)               --           (7,943)
Other                                                        --                --                --            8,619
                                                    -----------       -----------       -----------      -----------
Balance at December 31, 2000                      Ps     47,357                --                --          865,883
Net Income                                                   --                --                --          156,533
Transfer to appropriated retained earnings                   --                --                --               --
Valuation of investment                                 (27,276)               --                --          (27,276)
Dividends Declared                                           --                --                --          (20,760)
Other                                                        --                --                --           (3,929)
                                                    -----------       -----------       -----------      -----------
Balance at December 31, 2001                             20,081                --                --          970,451
Net Income                                                   --                --                --          210,380
Transfer to appropriated retained earnings                   --                --                --               --
Valuation of investment                                  17,287                --           115,294          132,581
Dividends Declared                                           --                --                --          (48,442)
Other                                                        --                --                --           19,378
                                                    -----------       -----------       -----------      -----------
Balance at December 31, 2002                      Ps     37,368     PS         --     Ps    115,294    Ps  1,284,348
                                                    ===========       ===========       ===========      ===========

Balance at December 31, 2002 (Unaudited)          US$    13,275     US$        --     US$    40,959    US$   456,269
                                                    ===========       ===========       ===========      ===========

See accompanying notes to consolidated financial statements.

                BANCOLOMBIA S.A. AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended December 31, 2000, 2001, 2002
   (Stated in millions of pesos and thousands of U.S. dollars)

                                                                2000            2001            2002             2002
                                                              ---------       ---------       ---------       ---------
                                                                                                             (Unaudited)
Cash flows from operating activities:
     Net income (loss)                                      Ps (113,990)    Ps  156,533     Ps  210,380     US$  74,738
     Adjustments to reconcile net income to
     net cash provided (used) by operating activities:
        Depreciation                                             40,591          35,965          34,444          12,236
        Amortization                                             60,008          67,177          57,943          20,584
        Minority interest                                       (16,147)         18,027          (8,043)         (2,857)
        Provision for loans, accrued interest and
            accounts receivable losses                          287,577          95,497         153,004          54,355
        Provision for foreclosed assets                          81,630          21,321          17,236           6,123
        Provision for losses on investment
            securities and equity investments                     7,816          11,446          47,722          16,953
        Provision for premises and equipment                     19,163          24,924           3,548           1,260
        Provision for other assets                                3,610           5,732           2,552             907
        Reversal of provision for investments                      (161)         (3,076)        (10,022)         (3,560)
        Reversal of provision for loans and
            accounts receivable                                (135,281)        (21,544)        (37,850)        (13,446)
        Reversal of provision for foreclosed assets             (16,582)         (8,248)        (15,333)         (5,447)
        Reversal of provision for other assets                   (5,466)           (534)         (1,534)           (545)
        Reversal of provision for premises and equipment         (1,135)         (9,606)         (7,905)         (2,808)
        Unrealized foreign exchange gain                         (7,943)             --              --              --
        Loss (gain) on sales of premises
            and equipment                                        (1,181)         (2,236)            369             131
        Loss (gain) on sales on investments securities           (9,730)             76             161              57
        Realized and unrealized loss (gain) on
            derivative financial instruments                      4,020         (52,890)          1,299             462
        Loss (gain) on sales on foreclosed assets                 4,122           3,106           7,121           2,530
        Valuation (gain) loss on investment securities         (163,640)        (59,055)         37,736          13,406
        Foreclosed assets donation                                5,522           4,280           8,840           3,141
        Net monetary inflation adjustment                        (4,209)             --              --              --
        (Increase) decrease in accounts receivable               14,619            (638)        (75,496)        (26,820)
        Increase in other assets                               (144,364)       (110,197)         56,571          20,097
        Increase (decrease) in accounts payable                  46,482         131,824          76,639          27,226
        Increase (decrease) in other liabilities                (10,994)          5,040          34,950          12,416
        Other                                                    69,088          58,831         (47,397)        (16,838)
                                                              ---------       ---------       ---------       ---------
            Net cash provided by operating activities            13,425         371,755         546,935         194,301
                                                              ---------       ---------       ---------       ---------


                                                                     (Continued)

                BANCOLOMBIA S.A. AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended December 31, 2000, 2001, 2002
   (Stated in millions of pesos and thousands of U.S. dollars)

                                                              2000              2001              2002              2002
                                                           -----------       -----------       -----------       -----------
                                                                                                                  Unaudited
Cash flows from investing activities:
     Increase in loans                                        (902,025)         (334,665)         (947,739)         (336,688)
     (Increase) decrease in customers' acceptances               3,661            38,567            54,254            19,274
     Proceeds from sales of premises and equipment              73,799             6,782            15,048             5,346
     Proceeds from sales of foreclosed assets                   44,126            19,740            24,743             8,790
     Purchases of premises and equipment                        19,574           (92,771)         (143,073)          (50,827)
     (Purchases) sales of investment securities                (53,241)       (1,419,345)       (1,319,241)         (468,665)
     Proceeds from sales of long term investments               20,836            60,728                32                11
                                                           -----------       -----------       -----------       -----------
            Net cash used in investing activities             (793,270)       (1,720,964)       (2,315,976)         (822,759)
                                                           -----------       -----------       -----------       -----------

Cash flows from financing activities:

     Shares issued                                       Ps    257,463     Ps         --     Ps         --     US$        --
     Dividends paid                                                 --           (20,760)          (48,442)          (17,209)
     Increase in deposits                                      648,886         1,464,826         1,207,310           428,901
     Increase (decrease) in long-term debt                       2,067           (15,412)           54,258            19,275
     Increase (decrease)  in overnight funds                    25,781            (8,770)          407,164           144,646
     Increase (decrease) in interbank borrowings and
     borrowings from  domestic development banks               (98,510)          (77,448)          286,361           101,731
                                                           -----------       -----------       -----------       -----------
            Net cash provided by financing activities          835,687         1,342,436         1,906,651           677,344
                                                           -----------       -----------       -----------       -----------
Increase in cumulative translation adjustments and
        effect of revaluing to constant pesos                  (55,842)               --                --                --
                                                           -----------       -----------       -----------       -----------
(Decrease) increase in cash and cash equivalents                (2,293)           (6,773)          137,610            48,886
Cash and cash equivalents at beginning of year                 722,545           720,252           713,479           253,466
                                                           -----------       -----------       -----------       -----------

Cash and cash equivalents at end of year                 Ps    720,252     Ps    713,479     Ps    851,089     US$   302,352
                                                           ===========       ===========       ===========       ===========

Supplemental disclosure of cash flows information:

        Cash paid during the year for:

            Interest                                     Ps    767,209     Ps    517,123     Ps    472,795     US$   167,962
                                                           ===========       ===========       ===========       ===========
            Income taxes                                 Ps      4,804     Ps      1,130     Ps      6,892     US$     2,448
                                                           ===========       ===========       ===========       ===========


See accompanying notes to consolidated financial statements.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)

(1)    ORGANIZATION AND BACKGROUND

       Bancolombia S.A., ("the Bank") previously known as "Banco Industrial Colombiano S.A." is a private commercial bank incorporated under Colombian law on January 24, 1945. On April 3, 1998, Banco Industrial Colombiano S.A. merged with Banco de Colombia S.A., with the surviving entity being renamed Bancolombia S.A. The registered office of the Bank is in Medellin.

       The Bank has 6,364 employees and operates through 340 branches.

       The attached financial statements consolidate the assets, liabilities, earnings, contingent accounts and memorandum accounts of the Bank and subsidiaries in which it holds, directly or indirectly, 50% or more of the outstanding voting shares. The consolidated subsidiaries are:

                                                                                    PARTICIPATION     DATE OF
            ENTITY                           LOCATION             BUSINESS            PERCENTAGE      CREATION
            ------                           --------             --------            ----------      --------
        Almacenes Generales de Deposito
        Mercantil S.A.  Almacenar            Colombia           Warehousing              98.25%       February 1953
        Fiducolombia S.A.                    Colombia           Trust                    85.93%       January 1992
        Bancolombia  Panama S.A.              Panama            Banking                    100%       February 1973
        Bancolombia  Cayman S.A.          Cayman Islands        Banking                    100%       August 1987
        Leasing Colombia S.A.                Colombia           Leasing                  99.98%       December 1978
        Colcorp S.A. Corporacion
        Financiera                           Colombia           Finance                    100%       July 1994
        Comisionista de Colombia S.A.        Colombia           Securities               99.99%       December 1991
                                                                Brokerage

        Abocol S.A.                          Colombia           Chemical                 92.14%       March 1960
        Valores Simesa S.A                   Colombia           Various                  71.69%       December 2000
                                                                Comercial
                                                                investments
        Inmobiliaria Bancol S.A.             Colombia           Real estate broker       98.95%       June 1995
        Fundicom  S.A.                       Colombia           Metals engineering       79.86%       May 2000
        Todo UNO Colombia                    Colombia           e-commerce               53.92%       June 2001
        Unicargo de Colombia S.A.            Colombia           Freight service          98.35%       August 1994
        C.T.I.  Cargo S.A.                   Colombia           Freight service          93.32%       June 1994
        Sistema de Inversiones y
        Negocios S.A.                         Panama            Comercial entity           100%       September 1975
        Sinesa Holding Company           British Virgin Is      Holding                    100%       June 1988
        Future Net Inc.                       Panama            e-commerce               60.02%       November 2000
        Compania Metalurgica
        Colombiana S.A COMECOL (1)           Colombia           Metals engineering       39.62%       December 1996
        Sociedad Portuaria Mamonal S.A.      Colombia           Customs office           92.52%       August 1991
        Abocol Costa Rica S.A.               Costa Rica         Chemical  products
                                                                comercial                92.25%       December 2001
        Fertillanos Ltda.                    Colombia           Chemical Products        55.28%       October 2001
                                                                commercial

              (1) Controlled through other subsidiaries

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

       (A) CONSOLIDATION AND PRESENTATION

       Accounting practices and the preparation of financial statements of the Bank and its Subsidiaries follow the special regulations of the Colombian Superintendency of Banking, or, in the absence of such regulations, the accounting practices generally accepted in Colombia.

       For consolidation purposes, financial statements of foreign subsidiaries were adjusted as required by Colombian regulations with regard to investments, loans and leased assets. The Bank also unified accounting policies related to inflation adjustments with the Colombian Superintendency of Banking.

       The Bank consolidates companies in which it holds, directly or indirectly, 50% or more of outstanding voting shares. The Bank's subsidiary Bancolombia Panama S.A. sub-consolidates Bancolombia Cayman S.A., Sistema de Inversiones y Negocios S.A., Sinesa Holding Company and Future Net. The Bank's subsidiary Almacenar S.A. consolidates Unicargo de Colombia S.A. and C.T.I. Cargo S.A. The subsidiary Colcorp S.A. consolidates Inmobiliaria Bancol S.A., Abocol S.A., Valores Simesa (a company resulting from a spin-off by Simesa S.A. at December 31, 2000), Fundicom S.A. and Todo Uno Colombia.

       The Bank's subsidiary Colcorp S.A. Corporacion Financiera has investments in Industrias Metalmecanicas Forum S.A. and Venrepa C.A. which represent 0.35% of the consolidated portfolio of the Bank; these companies are not included in the subconsolidation since the intention is to hold them only temporarily. There are provisions of 100% against Forum and 60% against Venrepa in the Colcorp financial statements.

       The consolidated financial statements are prepared for presentation to the stockholders, but are not taken as a basis for the distribution of dividends or appropriation of profits.

       Intercompany operations and balances are eliminated upon consolidation.

       Under Columbian GAAP when new financial statement classifications are adopted, prior year financial statements are not restated to reflect the new classifications.


       (B) INFLATION ACCOUNTING

       From January 1, 1992 to December 31, 2000, the consolidated financial statements were adjusted for inflation based on the variation in the CPI for middle-income earners. The adjustment was applied monthly to non-monetary assets, equity (except for the revaluation surplus and exchange adjustment) contingent accounts and memorandum accounts. No adjustment was made to income, costs or expenses, and the financial statements for the preceding period did not have to be re-expressed.

       Beginning January 1, 2001, the Superintendency of Banking eliminated inflation adjustments for accounting purposes. This led to an increase in consolidated expenses of Ps 18,578 in 2001.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)

       (C) CONVERSION OF FOREIGN CURRENCY TRANSACTIONS AND BALANCES

       As an authorized exchange dealer the Bank and its Colombian subsidiaries are authorized by the Superintendency of Banking to make direct currency purchases and sales on the market.

       Operations in currencies other than dollars are translated into dollars and re-expressed in Colombian pesos at the average Market Reference Rate
       (TRM) published by the Superintendency. The rates were $2,186.21 on December 31, 2000, $2,306.90 on December 31, 2001 and $2,814.89 on
       December 31, 2002.

       The foreign currency assets and liabilities of subsidiaries included in the consolidation were converted to Colombian pesos using the TRM at the closing date. Equity accounts were converted using historic exchange rates and earnings statement accounts at $2,087.92, $2,299.89 and $2,504.68 per dollar, respectively. These were the average TRMs between January 1 and December 31, 2000, January 1 and December 31, 2001 and January 1 and December 31, 2002 respectively.

       (D) CASH AND CASH EQUIVALENTS

       The statement of cash flows was prepared using the indirect method. Inter-bank funds sold with reselling agreements are considered to be cash equivalents for the purposes of this statement.

       (E) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       (F) INTERBANK FUNDS SOLD AND RESELLING AGREEMENTS

       This account records the funds placed by the Bank in another financial institution with investment collateral, using surplus liquidity, with or without a commitment to resell, at terms of up to 30 days. The account also contains overnight deposits with banks abroad using Bank funds deposited outside Colombia.

       Operations not repaid within 30 days are reclassified as investments or loans, as the case may be.

       The difference between present value (cash received) and future value (resale price) is income booked to financial yields.

       (G) INVESTMENTS

       This account includes investments acquired by the Bank and its subsidiaries to maintain secondary liquidity, to acquire direct or indirect control of any company, to satisfy requirements of law or regulation, or simply to eliminate or significantly reduce market risks to which assets, liabilities or other balance sheet items are exposed.

       1. CLASSIFICATION

       As of September 2002, as required by the Superintendency of Banking, investments are classified as "trading investments", "investments available for sale" and "investments held to maturity". The first two of these groups are further subclassified as "debt" or "equity" investments.

       Debt investments are those which make the holder the creditor of the issuer, whereas equity investments are those which make the holder a part-owner of the issuer.

       Up to and including August 2002, investments were classified as "marketable", "non-marketable", "held to maturity", "permanent" or "hedging". Marketable and non-marketable investments were further sub-classified into "fixed-income" and "variable-income" investments.

       TRADING SECURITIES

       Trading investments are those acquired for the main purpose of obtaining profits from fluctuations in short-term prices.

       HELD TO MATURITY

       Investments "held to maturity" are debt securities acquired with the stated purpose and legal, contractual, financial and operational capacity to hold them until maturity or redemption. They may not be used for liquidity operations unless permitted by the Superintendency.

       AVAILABLE FOR SALE

       These are the investments which do not fall into either of the other two classifications, for which the investor has the stated intention and legal, contractual, financial, and operational capacity to hold them for at least one year from the date of this classification.

       This classification covers equity investments with low exchange turnover or no exchange turnover or which are unquoted; and those held as Parent or controlling stockholder of the issuer. There is no one-year minimum holding period required for the purposes of sale.

       2. VALUATION

       The purpose of valuation is to calculate and disclose a fair market price for a given investment.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


2.1 DEBT SECURITIES

Debt securities are valued daily and the result of the valuation is recorded daily. The Bank and its subsidiaries use the following parameters to establish the value of these investments:

-     Simple projection, to establish future funds flows;

-     The initial margin is established on date of purchase;

-     The Superintendency's base rate TBS is used for fixed-rate securities.

Debt securities held to maturity are valued exponentially on the basis of the internal rate of return calculated at the time of purchase.

2.2 EQUITY SECURITIES

Equity investments are valued monthly and the results of the valuation are recorded monthly. They are valued on the level of exchange turnover at the time of valuation, as follows:

- High-turnover, on the basis of the daily weighted average trading price published by the exchange.

- Medium-turnover: based on the average price published by the exchange, being the weighted average trading price on the last five days on which the security has been traded.

- Low/minimum-turnover or unquoted: increases or decreases are made in accordance with the percentages held by the investor, on the basis of variations in equity value in the most recent audited financial statements, which may not be more than six months old at the time of valuation; or more recent statements if available.

3. RECORDING

3.1 TRADING INVESTMENTS

The difference between current and previous market value is added to or subtracted from the value of the investment and credited or charged to earnings.

3.2 INVESTMENTS HELD TO MATURITY

Present value is added to the value of the investment and credited to earnings.

3.3 INVESTMENTS AVAILABLE FOR SALE

3.3.1 DEBT SECURITIES

      Changes to the values of these securities are recorded as follows:

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


- The difference between present value on valuation date and the previous value increases the value of the investment and is credited to earnings. The present value is arrived at by applying an exponential calculation based on an internal rate of return established at the time of purchase.

- The market value of UVR-indexed (Unidades de valor real ("UVR") is an inflation-adjusted monetary index generally used for pricing home-mortgage loans) and fixed-rate Treasury paper is calculated by application of the base rate, which are the UVR internal rate of return (IRUVR) and the Treasury rate for CETES(Curva estimada de los TES) considered curve of the TES-CETES, respectively.

Subsequently, the difference between market value and present value affects the investment and a separate account in the equity section.

3.3.2 EQUITY INVESTMENTS

The changes in the value of these securities are recorded as follows:

- If market value is higher than book value the difference is first credited to the provision or write-down until that account is exhausted. Any excess is recorded as revaluation surplus.

- If market value is lower than book value, the difference is first charged to the revaluation surplus until that is exhausted. Any excess is charged to write-downs of that investment in the equity section.

Up to August 2002, the Bank and its subsidiaries used the following methods to value variable-income investments:

Non-trading and permanent investments with low/minimum exchange turnover or unquoted: equity value, on financial statements not more than 12 months old at then time of valuation, or the most recent known account.

Trading investments of high and medium turnover, on the basis of the weighted average trading price on the exchange over at least the last 10 and at most the last 90 days. If there was no trading, the latest value recorded is maintained.

4. PROVISIONS OR LOSSES DUE TO CREDIT RISK CLASSIFICATION

Investments are classified for credit risk as A-Normal Risk, B-Acceptable Risk, Above Normal, C-Appreciable Risk, D-Significant Risk or E-Risk of
Unrecoverability.

The value of debt and equity investments with low/minimum turnover or unquoted is adjusted at each valuation date in terms of risk, as follows:

- Investments classified as B may not be recorded for more than 80% of the face value of debt

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


      securities, net of any amortizations made, or of the cost of acquisition of equity securities. Investments classified as C may not be recorded for more than 60% of that value; those classified as D for not more than 40%; and those classified as E are written down to zero.

- Government and FOGAFIN Fondo de Garantias de Instituciones Financieras (Financial Institutions Guarantee Fund, "Fogafin") issues and issues guaranteed by them, and Central Bank issues, are not subject to these adjustments.

Until August 25, 2002 investments classified as C could not be recorded for more than 80% of face value, including uncollected yields or excluding yields received in advance, for fixed-income securities or equity value for variable income investments; and not for more than 50% of that value for investment classified as D. Investments classified as E were written down to zero.

(H)   LOANS AND LEASING CONTRACTS

These accounts record loans and leasing contracts made by the Bank and its subsidiaries in the various modes permitted by local rules and regulations. They are funded by own capital, public deposits and other internal and external sources.

Loans are recorded at face value, except for factoring operations which are recorded at cost; and foreign currency operations, which are translated into pesos at each month end exchange rate.

Credit appraisals for each type of loan will in the future be undertaken using a new method devised by the Bank and its subsidiaries, currently in development and due to be completed in 2003. The method takes account of probabilities of deterioration of loans and estimates of expected losses.

Until the new method is approved by the Superintendency and introduced, the Bank and its subsidiaries will continue to apply the Superintendency's existing regulations.

1. CLASSIFICATION

Beginning on January 1, 2002 loans were classified as follows:

HOME MORTGAGE LOANS

These are loans made to individuals for the purchase of new or used housing, or the building of a home, all in accordance with Law 546/1999. This type of loan is not of material importance, and is not a market target for the Bank or any of it subsidiaries. Its characteristics are therefore not described here. Total loans of this type accounted for 0.61% of gross loans.

CONSUMER LOANS

"Consumer Loans" are loans granted to individuals to finance the purchase of consumer goods or payment of non-commercial or business services regardless of amount.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


SMALL BUSINESS LOANS

Loans to small corporations ("micro-businesses") for a maximum total exposure of 25 National Minimum Monthly Salaries (NMMS).

A "microbusiness" is a personal or corporate rural or urban business in farming, industry, commerce or services with not more than 10 employees and assets not exceeding 501 NMMS.

COMMERCIAL LOANS

A "Commercial Loan" is a loan other than a loan for housing, consumer loans and small business loans.

Loan-related commissions and other receivables are classified within the accounts for the type of loan to which they are related.

Until December 31, 2001 the classifications and relevant definitions were as follows:

COMMERCIAL

Loans made for over 300 National Minimum Monthly Salaries (NMMS); those made for less than 300 NMMS which the Bank internally considers to be commercial and are not specifically designated as Consumer or Home mortgage loans; discounts, regardless of amount; and loans secured by mortgage and not classified as Home Mortgage loans, regardless of amount. Commercial loan-related amounts receivable were treated as commercial accounts.

CONSUMER

All loans made through credit cards, commissions and other receivables for a total of not more than 300NMMS which the Bank did not consider to be "commercial".

HOME-MORTGAGE

These are loans regardless of amount which complied with the provisions of Law 546/99 made or purchased from other banks for the building of new and used housing, repairs, remodeling, extension, improvements and subdivision of the borrower's home; and the purchase of plots with services.

2. FREQUENCY OF EVALUATION

The Bank and its subsidiaries make continuous evaluations of lending risk, modifying loan classifications when necessary.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


Since January 1, 2002 the Bank and its subsidiaries evaluate all commercial loans in arrears after restructuring, those made for more than 300 NMMS at the time of evaluation, and debtors who have total indebtedness of more than 300 NMMS, in May and November; and the result of the evaluation is recorded in the following month.

Up to December 2001, the Bank and its subsidiaries evaluated all commercial loans in May and November and results were recorded at the close of the following month. Evaluations were updated monthly and related provisions were recorded.

3. EVALUATION CRITERIA

The Bank and its subsidiaries evaluate commercial loans on the following minimum criteria required by the Superintendency:

Ability to pay of the debtor/co-debtors/guarantors or any other person directly or indirectly unconditionally liable for the debt, and project cash-flow, if any. The following is the minimum required to be known about the debtor; income and outgoing flows, economic solvency, number of times loans have been restructured, possible financial risks to the cash flow, legal, operational and strategic risks; and the possibility of contagion.

Commercial, consumer, small business loans and home mortgage loans are classified on the basis of the following characteristics :

          Characteristics

Classification             1       2        3       4     5       6
                          ---     ---      ---     ---   ---     ---
A- Normal Risk             Y       Y        Y       Y     N       N
B- Acceptable, Above
   Normal                  Y       N        Y       Y     N       N
C- Appreciable Risk        N       N        N       Y     N       N
D- Significant Risk        N       N        N       Y     Y       N
E- Risk of
Unrecoverability           N       N        N       Y     N       Y

Characteristics :

Y - Applies
N - Does not apply
Characteristics :

1 -   Appropriate structure and attention to credit

2 - Financial information and project funds flows indicate sufficient capacity to pay and information provided for analysis is sufficient

3 -   Compliance with debt-servicing

4 -   Loans overdue by aging

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


5 -   Highly doubtful recovery

6 -   Unrecoverable

Up to March 31, 2002 the criteria for evaluation were:

- Ability of the debtor/codebtors to pay, project cash-flow, on the basis of updated and related documentation and financial information

- Debt servicing and compliance with agreed terms (payment of installments when due on any loan operation on any given date, regardless of the nature of the payment (capital, interest, other)).

- Information from credit bureaus consolidated with the system, and other available sources of information, and

- Country risk for the country of domicile of the debtor. This identifies specific risks of transferability or currency convertibility connected to loan servicing.

The classification of loans and characteristics was as follows:

     Characteristics

Classification             1       2        3       4     5       6         7
                          ---     ---      ---     ---   ---     ---       ---
A- Normal                  Y       Y        Y       N     Y       N         N
B- Acceptable              Y       N        Y       Y     Y       N         N
C- Deficient               N       N        N       Y     Y       N         N
D- Doubtful                N       N        N       Y     Y       Y         N
E- Unrecoverable           N       N        N       Y     Y       Y         Y

Characteristics :

Y - Applies
N - Does not apply

Characteristics :

1 -   Appropriate structure and debt servicing

2 - Financial information and funds flows suggest appropriate capacity to pay and financial information for analysis is sufficient

3 -   Complies with debt servicing requirements

4 -   Adverse market/geographical conditions

5 -   Loans overdue by aging

6 -   Doubtful recovery

7 -   Recovery highly improbable

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


Characteristics may be associated or individual.

The evaluation of consumer and home mortgage loans was based solely on debt-servicing, with the same classifications as were used to evaluate commercial loans.

4. CLASSIFICATION

The Bank and its subsidiaries classify loans on the basis of the above criteria into the following categories:

         CATEGORY                    COMMERCIAL                               CONSUMER
         --------                    ----------                               --------
"A"- Normal Risk         current - and up to 1 month past    current and up to 1 month past due
                         due
"B"- Acceptable Risk,    1-3  months past due                1-2 months past due
  Above Normal
"C"- Appreciable Risk    3-6 months past due                 2-3 months past due
"D"- Significant Risk    6-12 months past due                3-6 months past due
"E"- Risk of
  Unrecoverability       Over 12 months past due             Over 6 months past due

                                SMALL BUSINESS LOANS                        HOME MORTGAGE
                                --------------------                        -------------
"A"- Normal Risk         current - and up to 1 month past    current - and up to 2 months past due
                         due
"B"- Acceptable Risk,    1-2  months past due                2-5 months past due
  Above Normal
"C"- Appreciable Risk    2-3 months past due                 5-12 months past due
"D"- Significant Risk    3-4 months past due                 12-18 months past due
"E"- Risk of
  Unrecoverability       Over 4 months past due              Over 18 months past due

Compliance includes capital, interest, exchange adjustments and any other related sum due.

RULES OF ALIGNMENT

A classification of B, C, D or E for any debt would automatically classify all of that debtor's accounts to the same category, unless it could be shown to the Superintendency that there were sound reasons for a lower risk classification.

"Financially related parties" within the meaning of Articles 260-262 of the Commercial Code, will receive the same classification as the parent entity unless the lender can show to the Superintendency that there are good reasons for maintaining it/them in a lower risk category.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


The Bank and its subsidiaries align their classifications with other financial institutions when at least two of them have classified the debtor into a higher risk category, where the debt represents at least 20% of the debtor's total indebtedness according to the most recent information available from credit bureaus. In this event, there may not be more than one level of difference in risk classification.

The Superintendency may order reclassifications to higher risk categories and reclassification to lower risks may only be effected with the permission of the Superintendency. It may also order reclassifications of loans by economic sector, geographical zone or for one debtor or a group of debtors, whose borrowings should be accumulated in accordance with the rules for individual debt limits.

5. SUSPENSION OF ACCRUALS

As of March 2002, interest, monetary correction, exchange adjustments, lease payments and other items of income cease to be accrued in the earnings statement and begin to be recorded in memorandum accounts until effective payment is collected, after a loan is in arrears for more than a certain time:

Type of Loan                    Arrears in excess of:
------------                    ---------------------
Home mortgage                         4 months
Consumer                              2 months
Small loans                           2 months
Commercial                            3 months

Up to March 2002, if a home mortgage or commercial loan was classified as C or a consumer loan as D, accruals were no longer made in the profit and loss accounts for interest, monetary correction, exchange adjustment, lease payments or other items of income. Amounts were recorded in memorandum accounts until effective payment was received.

6. PROVISIONS

The Bank makes provisions against earnings for each period as follows:

General Provision:

There is a general provision for a minimum of 1% of gross loans. This proportion may be higher if the general meeting of shareholders so instructs. The provision is being made in monthly installments that began on July 31, 1999, and was completed on July 31, 2002.

Individual Provisions :

In addition to the general provision, minimum individual provisions on the basis of unsecured balances outstanding are made, pending introduction of a new method that reflects the risk of possible losses on default:

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


                                 Commercial             Consumer            Small Loans            Mortgage
                            -------------------   -------------------   -------------------   -------------------
                                      Interest/             Interest/             Interest/             Interest/
                            Capital     Other     Capital     Other     Capital     Other     Capital     Other
                            -------   ---------   -------   ---------   -------   ---------   -------   ---------
B- Acceptable Risk, Above
  Normal                       1         1           1           1         1           1         1         1
C- Appreciable Risk           20        100          20         20        20         100        10       100
D- Significant Risk           50        100          50        100        50         100        20       100
E- Risk of
  Unrecoverability           100        100         100        100       100         100        30       100

7. THE EFFECT OF SECURITY ON PROVISIONS

For individual provisions, admissible security is valued at no more than 70% of their value. The length of arrears elapsed before provisions are made - depending on whether the security is a mortgage or not and the percentage of security value applied:

% Cover of security                                Time elapsed from default
-------------------          -----------------------------------------------------------------
                             Appropriate mortgage security/escrow        Non-mortgage security
                             ------------------------------------        ---------------------
        70                               0-18 months                         0 -12 months
        50                               18-24 months                        12-24 months
        30                               24-30 months                              -
        15                               30-36 months                              -
         0                              Over 36 months                      Over 24 months

Security is appropriate when formalized and if it has a professionally-established and objective value to provide effective legal backing to repayment of the loan guaranteed, giving the lender or creditor preferential or prior rights to obtain payment, and which is reasonably marketable.

As of January 1, 2002 calculations of provisions took no account of the value of collateral in the form of pledges of the debtor's places of business or trade, real property forming part of those premises, or mortgages on property where the business operates. Security taken on these assets prior to that date were gradually reduce in value: 50% at December 31, 2000 and 30% at December 31, 2001.

The Bank and its subsidiaries do not base their decision to lend on the amount or type of security offered, since they understand that the source of repayment of loans or financing is provided by cash flows of the borrower, whether individual or corporate. In the case of new projects, or for medium

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


and long-term loans, prudence requires the offer of alternative sources of repayment. To the extent that the Bank and its subsidiaries are entering the market for SMEs, it has been their policy to seek cover under the guarantee funds Fondo Nacional de Garantias (FNG) and Fondo Agropecuario de Garantias
(FAG).

8. LOANS TO REGIONAL AUTHORITIES

The evaluation of loans to regional authorities includes the criteria applicable to ordinary borrowers as well as the conditions of Law 358/97 and 617/2000.

In any case, loans for which the authority pledges revenues are classed as "D" if there is no reasonable way of ascertaining that those revenues have already been pledged to secure another obligation, if revenues pledged are not sufficient to cover the loan or if the loan has been used for purposes other than those permitted by law. Loans secured by pledges of revenues already pledged to secure another lender and loans covered by Art. 8 of Decree 696/98 which lack the necessary authorization will be classed as "E".

9. RESTRUCTURED LOANS

A "restructured loan" is one for which a legal agreement exists with the intention or effect to modify the terms of the credit, for the debtor's benefit and at the debtor's request. This includes informal or non-moratorium agreements, Law 550/99 agreements, and special restructurings of Superintendency Circular 39/99.

For restructured loans under Law 550/99 and, as of October 2000, other modes of restructuring which include the capitalization of interest recorded in memorandum accounts or balances written off, including capital, interest and other items or interest generated in the future; amounts capitalized are recorded as deferred income and they are amortized in proportion to amounts actually collected.

10. ACCOUNTS WRITTEN OFF

The Bank writes off debtors classified as "unrecoverable", following the criteria given below, at the latest at the close of the half-year in which that classification was made:

-     Provision of 100% of all amounts due (capital, interest and other items)

-     180 days for consumer and small loans

-     360 days for commercial loans

-     540 days for home mortgage loans.

All write-offs must be approved by the Board of Directors. Even if a loan is written off, management remains responsible for its decisions in that regard, and neither the Bank or its subsidiaries are relieved of their obligations to pursue recovery as appropriate.

Write-offs in Bancolombia Panama S.A.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


In the case of the Panamanian affiliate, account is taken of the Panamanian banking authority's Order 6-2000 of June 28, 2000, which states as follows (Point C): "The Bank will write off all loans classified as unrecoverable at the latest by the end of the fiscal period in which they were so classified."

(I) ACCEPTANCES AND DERIVATIVES

ACCEPTANCES

The Bank issues local currency acceptances for up to 180 days for import and export operations or local purchases. They are treated as loans and may not total more than the Bank's paid in capital and Legal Reserve. The asset and liability are initially recorded at the same time. If unpaid at maturity, the asset is reclassified to a loan account and the liability to "Acceptances past due", and from maturity, these acceptances are subject to reserve requirements for demand liabilities for payment within 30 days.

The term granted by the beneficiary abroad to the client in Colombia to pay for the goods is governed by International Chamber of Commerce rules and may exceed 180 days under internationally-accepted deferred credit for up to a year. The books may therefore contain foreign currency acceptances for more than 180 days.

DERIVATIVES

The Bank records the amount of agreements between two or more parties to purchase or sell assets at a future date in order to provide or obtain hedging, in terms defined by the appropriate authorities. Therefore, reciprocal and unconditional rights and obligations arise. Operations are formalized by contract or letter of commitment. The Bank is involved in term contracts (forwards), hedging options and futures.

Currency derivatives are designed to cover exchange risks on structural or traded open positions by setting up a reciprocal operation or synthetic cover for up to the maximum exposures allowed by the regulators.

The difference between rights and obligations is recorded as income or expense, as the case may be.

FORWARDS

A forward is any agreement or contract that meets the needs of two parties acting outside the market to accept or deliver a specific quantity of a product or underlying asset with defined specifications.

FUTURES

This is a standard contract for future delivery specifying due date, quantities, amounts, qualities etc., the valuation being made in accordance with the practice in the market when the business is closed.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


Futures may be liquidated in cash or by a reciprocal operation prior to due date or by physical delivery of a product.

OPTIONS

The holder of an option has the right (but not the obligation) to purchase or sell a specific quantity of an asset at a given price on a given date or during a defined time. The Bank uses accepted techniques for valuing these operations, taking account of the market risks, operational risks and legal risks.

Derivatives are valued daily and results of the valuation are recorded daily.

(J) FORECLOSED ASSETS

The Bank records the adjusted value of foreclosed assets received in payment of unpaid loans in this account. Real property received in payment is recorded on the basis of a technical market valuation. Movable assets, shares and similar capital interests are recorded at market value.

The following criteria apply to the recording of foreclosed assets:

- The initial value recorded is that specified in the court award or as agreed with debtors.

- If the property received in payment is in an un-sellable condition, its book value is increased by expenses incurred in putting it into a sellable condition.

- If the proceeds of sale leave a balance over and above the value agreed with the debtor, that difference is recorded as an account payable. If the proceeds of sale are insufficient to cover the total debt, the difference is recorded as a reserve.

Securities received in payment are valued in accordance with the principles of section (g) for Investments, and provisions are recorded for periods referred to below .

PROVISION FOR FORECLOSED ASSETS

Individual provisions are made to all kinds of foreclosed assets as of the time they are received:

Description                               % of market value          Term to make provision
-----------                               -----------------        --------------------------
Real property                                     40               June 30, 2002
Housing                                           30               June 30, 2002
Moveable assets (1)                              100               24 months after receipt

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


(1) If market value is lower than the unreserved balance the difference is charged to earnings.

The Bank and its subsidiaries record revaluations when market value is higher than book value, provided that they exceed the minimum amount to be provided and it makes additional provisions when a valuation shows a loss greater than the amount provided.

The Bank has no method approved by the Superintendency to estimate the maximum expected loss on sale of foreclosed assets, and therefore follows the practice established by the Superintendency.

(K) LOAN FEES

Loan origination and commitment fees, as well as direct loan origination and commitment costs, are recorded in the consolidated statement of income as collected or incurred.

(L) PROPERTY AND EQUIPMENT

This account records tangible assets acquired, constructed or in the process of importation or construction and permanently used in the course of the Bank's, business whose useful life exceeds one year. Property and equipment is recorded at the cost of acquisition, including direct and indirect costs and expenses incurred up to the time that the asset is in a usable condition.

Additions, improvements and non-routine repairs that significantly prolong the useful life of an asset are capitalized. Payments for routine maintenance and repairs are charged to expense in the period in which they are incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset (and of units produced for the fertilizer plant and turbo-generator of the subsidiary Abocol S.A.). The annual rates used are:

Buildings                                                   5%
Equipment, furniture and fittings                          10%
Computer equipment                                         20%
Vehicles                                                   20%

At the close individual net book values of real property (cost less accumulated depreciation) is compared with market values taken from independent professional valuations. If the market value is higher, a revaluation is recorded; otherwise, the difference is charged to expenses for the period. Valuations must be made at least every three years.

For 2001 and 2002 the Bank had insurance cover for fidelity and financial risks. And civil liability cover for risks inherent to its business. Other policies protect assets against fire, earthquake, explosion, civil disturbance, riot, terrorism, damage to computers and vehicles.

Maintenance policy:

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


Corrective maintenance provides for the immediate replacement of parts that may affect safety or proper operation. Preventive maintenance makes regular checks of architectural and electrical items. Each branch is visited at least twice a year, always during the night or on a Saturday or public holiday. There is also productive maintenance that takes proposed work in an order of priorities, and is designed to ensure that the premises are in optimum condition of electrical operation, suited to present and future needs, within a framework of electrical and telecommunications standards. Maintenance expenses are not classified as improvements, and are therefore charged to earnings for the period.

(M) BRANCHES AND AGENCIES

This account records the operations between the branches and the agencies.

Balances are reconciled monthly and pending items are adjusted within 30 days. On the closing date of the financial statements, the Bank reclassifies net balances representing branch and agency transactions, which are then reclassified to asset or liability accounts and the respective income or expense is recorded.

(N) PREPAID EXPENSES AND DEFERRED CHARGES

Prepaid expenses are payments made in the normal course of business, the benefits of which are recovered over more than one period and are recoverable assuming continuous delivery of services. Deferred charges are costs and expenses which benefit future periods and cannot be recovered.

Amortization is calculated from the date which they contribute to the generation of income, considering the following factors:

Prepaid Expenses

Interest is amortized monthly during the period prepaid; insurance, over the life of the policy; rent, over the period prepaid; equipment maintenance, over the life of the contract; and other prepaid expenses over the period in which services are received or costs and expenses are incurred.

Deferred Charges

-     Remodeling charges are amortized over a maximum of two years.

-     Software is amortized over a maximum of three years.

- Goodwill is amortized over ten years. Goodwill arises from the amount paid in the 1998 merger over and above the equity value, plus or less certain expenses incurred in the process.

-     Stationery is amortized as and when consumed.

- Bonuses under the voluntary retirement scheme are amortized as permitted by the

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


      Superintendency of Banking.

- Improvements to rented property are amortized over the shorter of (a) the remaining life of the lease and (b) the probable useful life of the improvements.

- Institutional advertising is amortized over the accounting period. Advertising for product launches or changes of brand or name or product may be amortized over up to three years. Other occasional advertising, regardless of amount, may not be deferred.

-     Taxes are amortized over the fiscal prepaid period.

-     Contributions and affiliations are amortized over the period prepaid

- Studies, consultancies, fees and retirement plans related to the 1998 merger are amortized over three years.

- Other items are amortized over the period in which it is estimated that the expense will be recovered or expected benefits will be realized.

(O) LEASED ASSETS

The affiliates Leasing Colombia S.A. and Bancolombia Panama S.A. record the value of assets delivered under financial leases.

Since January 1, 1996 record the leasing agreements as monetary assets for an amount equal to the net present value of lease-payments due and the purchase option calculated at the start of the contract and at the rate agreed in the contract.

Contracts entered into up to December 31, 1995 were recorded at acquisition or construction cost including capitalizable improvements and expenses which increased the value of the property and were adjusted for inflation until December 2000.

The companies depreciate all their leased assets acquired prior to December 31, 1995 over the life of the contract, as required by Superintendency Circulars 097/94, 080/94 and 026/95.

The depreciation for leasing contracts in force at that time was the result of subtracting the net book balance from the present value of the routine and special lease payments receivable in the future plus the purchase option.

Contracts made after January 1, 1996 record lease payments in two parts. The portion corresponding to capital repayments is recorded as an amortization of the asset, and the rest is treated as financial income, credited to the income statement.

(P) REVALUATIONS

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


This account records revaluations of permanent investments in non-marketable variable-income securities, property and equipment, foreclosed assets and works of art and culture.

Up to August 2002, the revaluations of non-trading variable income investments and permanent investments were recorded in this account.

Valuations are subject to the accounting policy for each type of asset.

(Q) INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS

This account records funds obtained by the Bank from other financial institutions to satisfy transient liquidity needs. These transactions have a maximum term of 30 calendar days and purchases not repaid within that term are reclassified as bank loans and other financial obligations.

The difference between present value (cash received) and future value (repurchase price) is a financial expense.

(R) DEFERRED INCOME

This account records deferred income and income received in advance in the course of business. Amounts recorded in this account are amortized over the period to which they relate or the services are rendered.

The capitalization of yields on restructured loans that have been recorded in memorandum accounts or as written - off loan balances is included here as indicated in the notes on lending policy.

(S) PENSIONS

The Bank and its subsidiary Almacenar S.A. apply the provisions of Decree 1517/98, which requires a distribution of charges to amortize the actuarial calculation by 2010. The distribution is calculated by taking the percentage amortized up to December 1997 and annually adding the minimum percentage points needed to complete amortization by 2010.

(T) ACCRUALS AND PROVISIONS

The Bank records provisions to cover estimated liabilities, where:

-     The Bank has acquired a right, and therefore an obligation

-     Payment may be demanded or is probable, and

-     The provision is justifiable, quantifiable and verifiable.

This account also records estimates for taxes.

(U) RECOGNITION OF FINANCIAL YIELDS

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


Interest income is recognized by the Bank when accrued, except for Category "C" or higher risk, for commercial, consumer and small business loans, and Category "B" or higher risk for home mortgage loans, or when income accruals are suspended. Interest on past due loans is controlled in contingent accounts (debtor) and is recorded as income only when collected. (V) CONTINGENT ACCOUNTS

These accounts record operations in which the Bank acquires rights or assumes obligations conditioned by possible future events of varying degrees of probability. Likewise, interest recorded in this account when loans are placed on non-performing status.

(W) MEMORANDUM ACCOUNTS

These accounts record third party operations whose nature does not affect the financial situation of the Bank. They also include tax memorandum accounts, which record the figures used in preparing tax returns and memorandum accounts used for internal control or management information. Since December 2000, the reciprocal operations of the Bank and its subsidiaries have been recorded here, and since September 2001, inflation adjustments on non-monetary assets and equity have been included for fiscal purposes.

(X) NET INCOME PER SHARE

Net income per share is determined on the basis of the weighted average number of shares outstanding during the period. For the periods ended December 31, 2000, 2001 and 2002 the average was 542,137,634, 576,695,395 and 576,695,395, respectively.

(Y) ASSET AND LIABILITY MANAGEMENT

The Bank evaluates asset and liability management and off-balance-sheet positions, estimating and controlling the level of exposure to the major market risks, in order to provide protection against losses due to possible variations in asset or liability values.

(Z) CAPITAL ADEQUACY

Finance Ministry Decree 1720/2001 required Technical Capital to be not less than 9% of total risk-weighted assets and contingencies. Calculations are made each month on the unconsolidated balance sheet and in June and December on the consolidated accounts which include the Bank's financial subsidiaries in Colombia and abroad.

(AA) LEGAL RESERVE

Banks are required to appropriate 10% of net income for each period to a Legal Reserve until the reserve reaches 50% of subscribed capital. The reserve may be used to absorb losses in excess of undistributed profits, but may not be used to pay dividends or cover costs or losses while the Bank has undistributed losses.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


Share premium, which is the difference between the par value and the amount actually paid for a share, is also recorded in this account.

(AB) CONVENIENCE TRANSLATION TO US DOLLARS (UNAUDITED)

The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The US dollar amounts presented in the financial statements and accompanying notes have been translated from peso figures solely for the convenience of the reader at the exchange rate of Ps 2,814.89 per US$1, which is approximately the exchange rate, in effect at December 31, 2002. This translation may not be construed to represent that the Colombian peso represents or has been or could be converted into dollars at that or any other rate.

(3) TRANSACTIONS IN FOREIGN CURRENCY

The Superintendency of Banking sets limits on the amount of foreign currency assets and liabilities. As of December 31, 2001 and 2002, the Bank was in compliance with these relevant rules.

Substantially all foreign currency holdings are in U.S. dollars. The consolidated foreign currency assets and liabilities of the Bank at December 31, 2001 and 2002 were as follows:

                                                                           2001               2002
                                                                         ---------          ---------
Assets:
    Cash and due from banks                                          US$    44,845      US$    32,123
        Overnight funds                                                     63,818             54,064
    Investment securities                                                  685,542            665,291
    Loans                                                                  405,985            461,742
    Customers' acceptances                                                   9,918              9,808
    Accounts receivable                                                      5,467             16,562
    Premises and equipment, net                                             40,596             37,439
    Other assets                                                             5,528              1,031
                                                                         ---------          ---------
                Total foreign currency assets                        US$ 1,261,699      US$ 1,278,060
                                                                         ---------          ---------
Liabilities:
    Deposits                                                               833,314            847,665
    Bank acceptances outstanding                                             9,918              9,803
    Borrowings from domestic development banks                              23,672             13,997
    Interbank borrowings                                                   173,217            133,509
    Other liabilities                                                       18,855             45,828
                                                                         ---------          ---------
                Total foreign currency liabilities                       1,058,976          1,050,802
                                                                         ---------          ---------
                Net foreign currency asset position                  US$   202,723      US$   227,258
                                                                         =========          =========

The Bank's unconsolidated net foreign currency asset position amounted to US $ 167,000 and US $

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



      132,995 at December 31, 2001 and 2002, respectively.

      The Bank has the required net foreign currency position within the legal terms.

(4)    CASH AND DUE FROM BANKS

      The balances of cash and due from banks at December 31, 2001 and 2002 consisted of the following:

                                                                  2001            2002
                                                                  ----            ----


 Colombian peso denominated:
     Cash                                                      Ps296,899       Ps368,734
     Due from the Colombian Central Bank                          83,981         137,644
     Due from domestic banks                                      18,078           9,976
     Remittances of domestic negotiated checks in transit         34,516          36,653
     Provision                                                      (114)            (26)
                                                               ----------      ----------
     Total local currency                                        433,360         552,981
                                                               ----------      ----------

 Foreign currency:
     Cash                                                         13,730          17,154
      Due from the Colombian Central Bank                          7,397           9,734
     Due from foreign banks                                       77,082          58,454
     Remittances of foreign negotiated checks in transit           5,244           5,082
                                                               ----------      ----------
                 Total foreign currency                          103,453          90,424
                                                               ----------      ----------
                 Total cash and due from banks                 Ps536,813       Ps643,405
                                                               ==========      ==========


Restricted cash and deposits at the Central Bank amounted to Ps 360,364 and Ps 492,445 at December 31, 2001 and 2002, respectively. The restriction, which is prescribed by the Central Bank, is based on a percentage of deposits maintained at the Bank by its customers.

(5)   INVESTMENT SECURITIES

      Investment securities at December 31, 2001 and 2002 consisted of the following:

       Trading Securities                                         2001            2002
       ------------------                                         ----            ----


Colombian peso denominated:
    Colombian government                                     Ps  688,919      Ps 887,804
    Colombian Central Bank                                         1,969             515
    Government entities                                           81,826          36,457
    Financial institutions                                       341,509         508,678
    Corporate bonds                                               14,167              --
    Other marketable equity securities                            10,852          42,419
                                                               ---------       ---------
                Total local currency denominated               1,139,242       1,475,873
                                                               ---------       ---------


Foreign currency denominated:
    Colombian government                                       1,170,569         109,833
    Euronotes and Eurobonds                                      178,604              27
    Foreign governments                                            2,552              --

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)






    Goverment entities                                           189,157          97,107
    Other marketable equity securities                            40,594           5,564
                                                               ---------         -------
                Total foreign currency denominated             1,581,476         212,531
                                                               ---------         -------
                Total trading securities                     Ps2,720,718     Ps1,688,404
                                                               =========       =========


The foreign currency denominated securities issued or secured by the Colombian government are bonds denominated in U.S. dollars, purchased at par value, with annual average interest rates of 9.99% and 8.73 % for 2001 and 2002, respectively.

The Bank had pledged Ps 246,495 and Ps 483,884 as collateral to secure lines of credit at international banks as of December 31, 2001 and 2002, respectively.

The Bank sold Ps 26,936,496 and Ps 58,673,102 of investment securities during the years ended December 31, 2001 and 2002, respectively.


       Non-trading Securities                                             2001
       ----------------------                                             ----

Mandatory and reserve-against-deposit investments:
      Colombian peso denominated:
         Colombian government                                           Ps 65,200
         Government entities                                               65,325
                                                                        --------

         Total mandatory and reserve-against-deposit
             investments                                               Ps130,525
                                                                       =========

Investment securities amounting to Ps 81,077 and Ps 137,251 as of December 31, 2001 and 2002 respectively, were restricted under "reserve-against-deposits" agreements.

Available for sale - Debt Securities                                        2002
                                                                            ----



Colombian peso denominated:
Colombian Government                                                     425,812
Financial institutions                                                    22,270
                                                                       ---------
       Total local currency denominated                                  448,082
                                                                       ---------

Foreign currency denominated:
Colombian government                                                   1,017,651
Financial institutions                                                   229,462
Other marketable equity securities                                       190,943
                                                                       ---------
       Total foreign currency denominated                              1,438,056
                                                                       ---------
       Total available for sale securities                             1,886,138
                                                                       =========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



                                                            Participation
                                                            percentage at
       Available for Sale - Equity Securities              December 31, 2002        2001             2002
       --------------------------------------              -----------------        ----             ----

Corporacion Nacional de Ahorro y Vivienda S.A.
       Conavi                                                    28.52%         Ps 88,585       Ps 88,681
Todo Uno Services                                                38.43%              --            53,367
Corporacion Financiera Suramericana S.A Corfinsura(2)             4.62%              --            14,567
Urbanizacion Chico Oriental No. 2 Ltda (1)                       24.37%             7,848           7,848
Carreteras Nacionales de Meta S.A.                                8.44%             9,464           7,408
Sociedad Administradora de Fondos de Pensiones
       y de Cesantias Proteccion S.A.                             7.42%             7,014           7,014
Sociedad de servicios tecnicos y administrativos
       Multienlace S.A.(2)                                       48.60%              --             6,957
Fideicomiso Devinorte                                            10.31%              --             5,277
Industrias Forum S.A.                                           100.00%             3,671           4,480
Concesiones CCFC S.A.                                            25.50%             4,358           4,358
Venrepa C.A.                                                     99.62%             2,604           3,177
Transmetano ESP S.A.                                              6.87%             2,673           2,673
Banco Latinoamericano de exportaciones
       BLADEX S.A.                                                0.45%             2,143           2,391
Deposito Centralizado de Valores de Colombia
       Deceval S.A.                                               6.97%               979             979
Cia de Inversiones Bogota S.A.                                   13.00%               653             653
3001 S.A.                                                         4.87%                15             457
Urbanizacion las Sierras del Chico Ltda. (1)                      0.55%               203             203
Other                                                                               5,115          11,024
                                                                                ---------       ---------
       Total equity securities                                                    135,325         221,514
Allowance for other-than-temporary impairment
       In value Equity securities, net                                            (25,400)        (60,579)
                                                                                ---------       ---------
                                                                                Ps109,925       Ps160,935
                                                                                =========       =========

(1) Allowance was increased in compliance with instructions of Superintendency of Banking.

(2)   This investment in 2001 is classified as"Permanent securities".


Dividends received from equity investments amounted to Ps 5,223, Ps 2,665, and Ps 19,491 for the years ended December 31, 2000, 2001 and 2002, respectively.

Most of the equity investments were classified as Category "A". The following investments are classified in categories other than "A":

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



                                                                    2001                       2002
                                                          ------------------------   ------------------------
                                                           Category      Valuation    Category     Valuation
                                                                         allowance                 allowance
                                                                         ---------                 ---------

       Todo Uno Services                                       -         Ps      -          D      Ps 42,286
       Urbanizacion Chico Oriental No. 2 Ltda.                 D             7,848          E          7,848
       Urbanizacion Las Sierras del Chico Ltda.                D               203          E            203
       Industria Colombo Andina Inca S.A.                      E               405          E            300
       Industrias Forum S.A.                                   D             2,914          E          4,480
       Venrepa C.A.                                            D             1,302          D          1,906
       Compania de Inversiones Bogota S.A.                     E               653          E            653
       Other investments with participation
       of less than 10%                                        D                 3          -              -



                                                    Participation
                                                    percentage at
       Permanent Securities                        December 31, 2001      2001


Corporacion Financiera Suramericana S.A.
    Corfinsura                                            4.6%          Ps16,642
Terminal Maritimo Muelles El Bosque                       8.8%            4,632
Other                                                                     2,110
                                                                         -------
       Total Permanent Investments                                      Ps23,384
                                                                         =======



       Held to Maturity Securities                        2001           2002
       ---------------------------                        ----           ----


Colombian peso denomitaded:
Colombian government                                    Ps --         Ps 596,438
Government entities                                        --             6,232
Financial institutions                                     --             5,311
Other                                                     1,987           1,987
                                                        -------       ---------
Total Held to maturity securities, net                  Ps 1,987      Ps 609,968

Allowance for other-than-temporary Impairment
      in value                                           (1,987)         (1,987)
                                                        -------       ---------

Total Held to maturity securities, net                  Ps  --        Ps 607,981
                                                        =======       =========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



(6)   LOANS

      The following represents the classification of the total loan portfolio as of December 31, 2001 and 2002 in accordance with the provisions of the Superintendency of Banking:

                                                   December 31, 2001

   Classification      Mortgage     Commercial       Consumer      Small business loan      Total
   --------------      --------     ----------       --------      -------------------      -----


A Normal Risk          Ps33,327     Ps3,304,550     Ps890,371      Ps             --     Ps4,228,248
B Acceptable Risk           126         578,066        24,876                     --         603,068
C Appreciable Risk          119          92,551        11,091                     --         103,761
D Significant Risk           61         246,633        13,117                     --         259,811
E Unrecoverable             878         132,231        22,208                     --         155,317
                        -------      ----------      --------      -------------------    ----------
   Total loans         Ps34,511     Ps4,354,031     Ps961,663      Ps             --     Ps5,350,205
                        =======      ==========      ========      ===================    ==========



                                                        December 31, 2002

 Classification         Mortgage     Commercial      Consumer      Small business loan      Total
 --------------        --------     ----------       --------      -------------------      -----

A Normal Risk          Ps37,210     Ps4,209,753     Ps803,705      Ps           65,221   Ps5,115,889
B Acceptable Risk            21         454,955        23,138                    1,315       479,429
C Appreciable Risk          118         131,588        10,539                      537       142,782
D Significant Risk           20         167,916        12,290                      404       180,630
E Unrecoverable             725         255,248        21,226                    1,386       278,585
                        -------      ----------      --------      -------------------    ----------
  Total loans          Ps38,094     Ps5,219,460     Ps870,898      Ps           68,863   Ps6,197,315
                        =======      ==========      ========      ===================    ==========


      Loans amounting to Ps 431,024 and Ps 652,535 at December 31, 2001 and 2002, respectively have been pledged as collateral under borrowings from domestic development banks.

      The following represents a summary of restructured loans as of December 31, 2001 and 2002:

                                               2001             2002
                                               ----             ----

Ordinary restructurings                   Ps  481,707       Ps   602,977
Extraordinary restructurings                   88,367             48,435
Under law 550                                  73,073             71,291
Under law 617                                 158,592            123,477
Creditor agreement proceedings                 12,241             13,653
Interest and other receivable items            72,361             26,315
                                              --------           -------
                                              886,341           886,148
                                              --------           -------
Allowances for loan losses                   (147,367)          (206,263)
                                             --------           -------
         Net of restructured loans        Ps  738,974       Ps   679,885
                                             ========           =======

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



(7)   ALLOWANCE FOR LOANS AND ACCRUED INTEREST LOSSES

      An analysis of the activity in the allowance for loan losses during the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                                 2000                2001                 2002
                                                                 ----                ----                 ----

           Balance at beginning of year                      Ps 295,016           Ps 285,565           Ps 271,729
           Provision                                            264,756               86,793              143,361
           Charge-offs                                         (148,056)             (83,586)             (71,592)
           Effect of restating to constant pesos (1)            (19,008)                --                   --
           Effect of difference in exchange rate (2)               --                   --                 10,366
           Reversal of provisions and Recoveries               (107,143)             (17,043)             (21,540)
                                                              ---------            ---------            ---------
           Balance at end of year                            Ps 285,565           Ps 271,729           Ps 332,324
                                                              =========            =========            =========
           Ratio of charge - offs to average
              outstanding loans                                    3.49%                1.69%                1.31%
                                                              =========            =========            =========



      (1) On January 1, 2001, the integral inflation adjustment system, which provided for mandatory inflation adjustments, was eliminated.

      (2) For years 2000 and 2001, the effect of difference in exchange rate was included as a part of recoveries.

The activity in the allowance for accrued interest losses during the year ended December 31, 2000, 2001 and 2002 is as follows:

                                                             2000             2001               2002
                                                             ----             ----               ----

       Balance at beginning of year                   Ps     66,939      Ps    30,771        Ps   27,011
       Provision                                             20,178             4,965              4,518
       Charge-offs                                          (29,687)           (4,255)            (5,293)
       Reversal of provisions and Recoveries                (21,273)           (4,470)           (11,834)
       Effect of difference in exchange rate (2)                  -                 -                672
       Effect of restating to constant pesos  (1)            (5,386)                -                  -
                                                           --------         ---------            -------
       Balance at end of year                         Ps     30,771      Ps    27,011        Ps   15,074
                                                           ========         =========             ======


      (1) On January 1, 2001, the integral inflation adjustment system, which required inflation adjustments, was eliminated.

      (2) For years 2000 and 2001, the effect of difference in exchange rate was included as a part of recoveries.


(8)   CUSTOMER ACCEPTANCES AND DERIVATIVES

      The net fair value of the Bank's customer acceptances and rights and commitments from derivatives operations as of December 31, 2001 and 2002 were as follows:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


                                                                                 2001                 2002
                                                                                 ----                 ----

       CUSTOMER ACCEPTANCES

       Current                                                             Ps      28,944     Ps        29,102
       Overdue                                                                      1,731                1,570
                                                                                   ------                -----
       Total                                                                       30,675               30,672
                                                                                   ------               ------

       DERIVATIVES:

       (Fair value of derivatives instruments)

       FORWARD CONTRACTS

       Foreign exchange rights contracts to buy                            Ps     769,328     Ps       609,466
       Foreign exchange rights contracts to sell                                1,187,524            1,223,531
       Financial instruments rights to buy (local currency)                        65,444              107,299
       Financial instruments rights to sell (local currency)                       88,362               95,561
                                                                              -----------          -----------
       Total rights                                                             2,110,658            2,035,857
                                                                               ----------           ----------

       Foreign exchange commitments contracts to buy                       Ps     778,932     Ps       567,369
       Foreign exchange commitments contracts to sell                           1,168,913            1,310,014
       Financial instruments commitments to buy (local currency)                   65,821              106,022
       Financial instruments commitments to sell (local currency)                  87,760               98,786
                                                                             ------------         ------------
       Total obligations                                                       (2,101,426)          (2,082,191)
                                                                              -----------          -----------
       Total                                                                        9,232              (46,334)
                                                                             ------------         ------------

       FUTURES CONTRACTS

       Foreign exchange rights contracts to buy                            Ps           -     Ps        38,635
       Foreign exchange rights contracts to sell                                        -                5,724
                                                                                  -------                -----
       Total rights                                                                     -               44,359

       Foreign exchange commitments contracts to buy                                    -              (38,635)
       Foreign exchange commitments contracts to sell                                   -               (5,724)
                                                                                  -------              -------
       Total obligations                                                                -              (44,359)

       Total customer acceptances and derivatives                          Ps      39,907     Ps       (15,662)
                                                                                   ======              ========


      The Bank currently has an investment portfolio in local and foreign currency that allows it to offer foreign exchange and interest rate coverage to its clients. By using derivatives the Bank hedges exchange risk and protects its foreign currency portfolio. These derivatives help protect the Bank against exchange-rate fluctuation and increases the predictability of the Bank's yield on foreign-currency investments.

      The Bank derivatives' policy is to maintain active and passive positions with clients with the intent to

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


      reduce interest rate and exchange rate risk as much as possible. Within the amount of credit granted to the Bank's clients there is a portion for the management of derivatives. For this reason, the Bank never carries out any operation of this type unless the client has the capacity to obtain a credit from the Bank.

      Under the rules of the Superintendency of Banking, BC's derivatives portfolio is marked to market daily. Unrealized gains and losses are expressed in the income statement.

      During the year for forward contracts, the average cost of rights and commitments relating to the purchase of financial instruments is 13.12% with a maturity of 10 days and the average yield from rights and commitments relating to the sale of financial instruments is 9.21% with a maturity of 3 days.

      During the year the average yield from rights and commitments relating to the sale of foreign currency is 5.05% annually with a maturity of 63 days. The average yield from rights and commitments relating to the purchase of foreign currency is 4.2% annually with a maturity of 53 days.

      The rates and the maturities indicated for forward contracts are the same for futures contracts.

      The average value of the hedging portfolio during the year 2002 was US$137.529 and the average yield was 5.05%.

(9)   ACCOUNTS RECEIVABLE

      As of December 31, 2001 and 2002, accounts receivable consisted of the following:

                                                                                2001               2002
                                                                                ----               ----

       Credit card operations                                              Ps      23,951     Ps      61,773
       Due from other banks                                                        3,818                 753
       Accrued interest on investment securities                                    1,170                 81
       Advances to contractors and employees                                       14,270             14,980
       Remittances in transit                                                       2,314                828
       Commissions                                                                  5,959              5,587
       Warehousing services                                                         6,947              7,200
       Dividends                                                                      258                347
       Leasing                                                                      4,555             34,384
       Services and properties sells                                               28,792             24,255
       Employee advances                                                            1,734                276
       Claims to insurance companies                                                1,961                349
       Credit card compensation                                                         -             29,075
       Other receivables                                                           26,731             11,592
                                                                                 --------             ------
                Total accounts receivable                                         122,460            191,480

       Allowance for accounts receivable losses                                  (15,696)            (9,817)
                                                                                ---------            -------
                Accounts receivable                                        Ps     106,764     Ps     181,663
                                                                                =========            =======

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)




      The activity in the allowance for accounts receivable during the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                           2000                2001               2002
                                                           ----                ----               ----



       Balance at beginning of year                   Ps      31,380       Ps  19,580         Ps  15,696
       Provision for uncollectible amounts                     2,643            3,739              5,125
       Charge-offs                                            (5,053)          (7,592)            (6,524)
       Recoveries                                             (6,865)             (31)            (4,476)
       Allowance used                                              -               -                (424)
       Effect of difference in exchange rate (2)                   -               -                 420
       Effect of restating to constant pesos  (1)             (2,525)              -                   -
                                                              -------         -------             -------
       Balance at end of year                         Ps      19,580       Ps  15,696         Ps   9,817

      (1) As of January 1, 2001, the integral inflation adjustment system, which provided for mandatory inflation adjustments, was eliminated.

      (2) For years 2000 and 2001, the effect of difference in exchange rate was included as a part of recoveries.

(10)  PREMISES AND EQUIPMENT AND LEASE

      At December 31, 2001 and 2002 premises and equipment consisted of the following:

                                                 2001               2002
                                                 ----               ----

       Premises and equipment

Land                                         Ps  57,209          Ps  53,930
Buildings                                       229,302             222,444
Warehouses                                       14,049              20,081
Furniture, equipment and fixtures               101,046             103,215
Computer equipment                              145,836             150,851
Vehicles                                          3,640               3,897
Construction in progress                         17,156              10,376
Machinery and equipment                          99,165             101,361
Equipment in - transit                            4,281              11,456
Rural premises                                      208               1,091
                                              ---------             -------
         Total                                  671,892             678,702
Less accumulated depreciation                  (317,733)           (331,694)
Allowance                                       (34,079)            (29,284)
                                              ---------             -------
         Premises and equipment, net         Ps 320,080          Ps 317,724
                                              =========             =======


                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


                                                                             2001                   2002
                                                                             ----                   ----

       Leases

       Machinery and equipment                                         Ps         168,766      Ps    236,346
       Vehicles                                                                    27,451             51,138
       Furniture, equipment and fixtures                                            3,467              3,054
       Ships, trains and livestock                                                    718              1,864
       Computer equipment                                                           9,607             18,660
       Real goods                                                                  43,308             44,239
                                                                              -----------          ---------
                Total                                                             253,317            355,301
       Less accumulated depreciation                                               (7,597)            (7,475)
       Allowance                                                                   (3,854)            (6,035)
                                                                              ===========            =======
                Lease, net                                             Ps         241,866      Ps    341,791
                                                                              ===========            =======


       Depreciation expense for the years ended December 31, 2000, 2001 and 2002, amounted to Ps 40,591, Ps 35,965 and Ps 34,444, respectively.

(11)   PREPAID EXPENSES, DEFERRED CHARGES AND OTHER ASSETS

       At December 31, 2001 and 2002, prepaid expenses, deferred charges and other assets consisted of the following:

                                                                                   2001               2002
                                                                                   ----               ----

       Prepaid expenses:
           Insurance premiums                                              Ps       4,354       Ps     5,540
           Interest                                                                 1,623                360
           Other                                                                    1,231                745
                                                                                    -----              -----
                  Total prepaid expenses                                   Ps       7,208       Ps     6,645
                                                                                    -----              -----

       Deferred charges:
           Goodwill                                                        Ps     141,552       Ps   118,903
           Studies and projects                                                    19,207             10,250
           Computer programs                                                       10,070              8,508
           Remodeling                                                               3,046              5,033
           Organization and preoperating expenses                                   3,880              1,876
           Leasehold improvements                                                   4,733              1,553
           Deferred taxes nonbanking entities                                         806                562
           Stationery and supplies                                                    365                481
           Taxes                                                                        -                182
           Contributions                                                               10                  -
           Other                                                                   35,159             23,314
                                                                                  -------         ----------
                  Total deferred charges                                   Ps     218,828       Ps   170,662
                                                                                  -------         ----------

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)





                                                                                 2001                2002
                                                                                 ----                ----

       Other assets:
           Value added tax deductible and withholding taxes                Ps     110,718       Ps    51,173
           Investment in Trust                                                     49,109             51,072
           Deposits                                                                   657              7,946
           Furniture and fixtures in storage                                            2                  -
           Other                                                                    8,749              6,461
                                                                              -----------        -----------
                  Total other assets                                              169,235            116,652
                                                                              -----------        -----------
                  Total                                                    Ps     395,271       Ps   293,959
                                                                              ===========        ===========


       The activity of the goodwill account during the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                            2000                 2001             2002
                                                            ----                 ----             ----


       Balance at beginning of year                   Ps        202,750      Ps   164,201     Ps       141,552
       Amortization                                             (22,649)          (22,649)             (22,649)
       Effect of restating to constant pesos  (1)               (15,900)                -                  -
                                                             ----------         ---------          -----------
       Balance at end of year                         Ps        164,201      Ps   141,552     Ps       118,903
                                                             ==========         =========          ===========

      (1)On January 1, 2001, the integral inflation adjustment system, which provided for mandatory inflation adjustments, was eliminated.

(12)  FORECLOSED ASSETS

      At December 31, 2001 and 2002, foreclosed assets consisted of the following:

                                                                                2001               2002
                                                                                ----               ----

       Equity securities                                                   Ps      39,290     Ps      37,530
       Real estate                                                                121,369            114,306
       Other assets                                                                20,078             33,425
                                                                              -----------          ---------
                                                                                  180,737            185,261
       Allowance                                                                 (106,081)          (107,962)
                                                                              -----------          ---------
       Total foreclosed assets, net                                        Ps      74,656     Ps      77,299
                                                                              ===========          =========

      The following is a summary of equity securities classified as foreclosed assets:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)




                                                                               2001                2002
                                                                               ----                ----

       Urbanizacion las Sierras del Chico Ltda                             Ps      11,567     Ps      11,567
       Chico Oriental Numero 2 Ltda                                                14,052             14,052
       Banco Davivienda S.A.(1)                                                     4,055                  -
       Pizano S.A.                                                                  3,663              3,663
       Convertible Securities Pizano S.A.                                           3,221              3,221
       Patrimonio Lineas Agromar                                                        -              1,571
       Other                                                                        2,732              3,456
                                                                              -----------          ---------
                                                                           Ps      39,290     Ps      37,530
                                                                              ===========             ======

       (1)  This investment was sold in the 2002.

       The activity of the valuation allowance foreclosed assets during the years ended December 31, 2001 and 2002 is as follows:

                                                                2000               2001               2002
                                                                ----               ----               ----

       Balance at beginning of year                          Ps  42,515    Ps       93,591      Ps     106,081
       Provision                                                 81,630             21,321              17,236
       Adjustment according to Circular 073 of 2000               1,759                  -                   -
       Charge-offs                                              (18,106)              (583)                  -
       Reversals of previously recorded provisions              (16,582)            (8,248)            (15,355)
       Effects of revaluating to constant pesos (1)               2,375                  -                   -
                                                                -------          ---------             -------
       Balance at the end of year                            Ps  93,591    Ps      106,081      Ps     107,962
                                                                =======          =========             =======

       (1) On January 1, 2001, the integral inflation adjustment system, which provided for mandatory inflation adjustments, was eliminated.

(13)  REAPPRAISAL OF ASSETS

      The following is a detail at December 31:


                                                                              2001                   2002
                                                                              ----                   ----

       Asset revaluations                                               Ps      241,727         Ps   259,811
       Less: proportional equity revaluations                                  (195,554)            (195,554)
       Less: minority interests                                                 (26,092)             (26,889)
                                                                                --------              -------
       Total equity revaluations                                        Ps       20,081         Ps    37,368
                                                                                ========              =======

      The proportional equity revaluations refer to the acquisition of investments in Colcorp S.A., Almacenar S.A., Comisionista de Colombia S.A., Leasing Colombia S.A., Fiducolombia S.A. and affiliates calculated on acquisition date. Consolidation rules require this value to be unchanged while the investment is held or no new acquisitions are made.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


(14)  INTERBANK BORROWINGS

      Interbank borrowings, primarily denominated in U.S. dollars, at December 31, 2001 and 2002 are summarized as follows:

                                                                             2001                       2002
                                                                             ----                       ----

       Foreign banks:
           Short-term                                                  Ps         356,998      Ps       365,316
           Long-term                                                               42,597                38,646
                                                                              -----------                ------
           Total                                                       Ps         399,595      Ps       403,962
                                                                              ===========               =======


      Short-term interbank borrowings, obtained from other banks for liquidity purposes, are unsecured and generally have maturities ranging from 90 to 180 days.

      Interest rates on U.S. dollar denominated short-term borrowings from foreign banks averaged 2.88% and 2.44% in 2001 and 2002, respectively.

(15)  BORROWINGS FROM DOMESTIC DEVELOPMENT BANKS

      The Colombian government has established programs to promote the development of specific sectors of the economy. These sectors include foreign trade, agriculture, tourism and many other industries. These programs are under the administration of the Central Bank and various government entities.

      Under such programs, the Bank receives a loan request from an applicant operating in a designated economic sector. The Bank then performs a full credit analysis of the applicant based upon its normal credit criteria. If such criteria are met, the Bank applies to the appropriate government agency for funding. The government agency reviews the loan application to determine its compliance with policy objectives and may also perform an independent credit analysis of the applicant. Upon approval, the agency disburses funds to the Bank. The Bank, in turn, disburses the loan to its customer and assumes all credit risk.

      These loans generally bear interest from three to six percentage points above the average rates paid by domestic banks on short-term time deposits. Loan maturities vary depending on the program (ranging from one to ten years). The Bank funds approximately 0% to 15% of the total loan balance, with the remainder being provided by the respective government agencies. Loans to customers are in the same currency and maturities as the borrowings from the agencies.

      As of December 31, 2001 and 2002, borrowings from domestic development banks received from certain Colombian government agencies consisted of the following:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)




                                                                               2001                  2002
                                                                               ----                  ----


       Fondo para el Financiamiento del Sector Agropecuario            Ps          83,180       Ps   121,878
       Banco de Comercio Exterior de Colombia ("Bancoldex")                       181,858            193,935
       Findeter                                                                    39,976             43,672
       Instituto de Fomento Industrial, IFI                                        31,113            146,749
       Colombian Central Bank                                                      22,866            132,165
       Other                                                                       72,066             74,654
                                                                                  -------             ------
                  Total                                                Ps         431,059       Ps   713,053
                                                                              ===========            =======


      Interest rates on borrowings from domestic development banks averaged 13.5% and 7.98% in 2001 and 2002, respectively, in local currency and 8.4% and 3.44% in 2001 and 2002, respectively, in foreign currency. Maturities at December 31, 2002 were as follows:

       2003                                                            Ps     255,805
       2004                                                                    45,120
       2005                                                                   143,011
       2006                                                                    70,490
       2007                                                                    99,786
       2008 and thereafter                                                     98,841
                                                                               ------
                  Total                                                Ps     713,053
                                                                              =======

(16)  OTHER LIABILITIES

      As of December 31, 2001 and 2002, other liabilities consisted of the following:



                                                                              2001                    2002
                                                                              ----                    ----

       Unearned income                                                 Ps           6,370       Ps     8,975
       Accrued severance Law 50, net of advances                                    3,308              4,148
       Accrued severance pre-Law 50, net of advances to
           employees of Ps 10,360 and Ps 11,502 in 2001
           and 2002, respectively                                                  11,459             11,346
       Accrued payroll and other severance benefits                                13,704             14,740
       Accrued pension obligations net of deferred cost                            62,228             68,322
       Negative Goodwill                                                           10,444              3,788
       Deferred interest on restructured loans                                     18,624             49,664
       Other                                                                        9,486              9,589
                                                                                ---------           --------
                  Total                                                Ps         135,623       Ps   170,572
                                                                                =========            =======


                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



      Unearned income consists of prepayments of interest by customers. Terms for the prepayment of interest are established when the loan is originated. Unearned income is generally amortized on a straight-line basis over the term for which interest has been prepaid.

      Colombian labor legislation entitles each employee hired before January 1, 1991 to severance pay in an amount equal to such employee's last monthly salary multiplied by the number of years in service. The Bank increases the accrued liability for such severance benefits whenever an employee's salary is increased. To allow greater flexibility in labor contracts, the Colombian government enacted Law 50 in 1990, which, among other things, permits companies to negotiate a waiver of the retroactivity component of severance pay with their employees. In August 1994, the Bank and its executive employees agreed on a plan, which waived the retroactivity component of severance pay. The total payout under the proposal for the transition to the new severance benefits law amounted to Ps 124, Ps -0-and Ps -0- for the years 2000, 2001 and 2002, respectively. Those amounts are included as "operating expenses" in the income statement.

      In accordance with the Colombian Labor Code, employers must pay retirement pensions to employees who fulfill certain requirements as to age and time of service. However, the Social Security Institute has assumed a large portion of this obligation.

      Pension obligation

      The following is an analysis of the Bank's pension obligations for the years ended December 31, 2001 and 2002:


                                                                Projected
                                                                 pension        Deferred
                                                                liability         cost                Net


       Balance at December 31, 1999                        Ps      81,427     Ps (14,325)       Ps   67,102
       Adjustment per actuarial valuation                           7,967         (7,967)                 -
       Benefits paid                                               (6,715)              -            (6,715)
       Pension expense                                                  -          9,847              9,847
       Effect of revaluing to constant pesos                      (12,003)           784            (11,219)
                                                                 --------       ---------          --------

       Balance at December 31, 2000                                70,676        (11,661)            59,015
                                                                ---------        --------            ------

       Adjustment per actuarial valuation                          10,357        (10,357)                 -
       Benefits paid                                               (8,050)              -            (8,050)
       Pension expense                                                  -         11,263             11,263
                                                                 --------          ------            ------

       Balance at December 31, 2001                                72,983        (10,755)            62,228
                                                                  ------         --------            ------

       Adjustment per actuarial valuation                          13,973        (13,973)                 -
       Benefits paid                                               (8,393)             -             (8,393)
       Pension expense                                                  -         14,487             14,487
                                                                ---------          ------            ------
       Balance at December 31, 2002                        Ps      78,563     Ps (10,241)       Ps   68,322
                                                                   ======        ========            ======

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



      The present value of the obligation for pensions as of December 31, 2000, 2001, and 2002 was determined on the basis of actuarial calculations in conformity with legal regulations. The significant assumptions utilized in the actuarial calculations for the years ended December 31, 2000, 2001 and 2002 were as follows:

                                    2000              2001              2002
                                  -------           -------           -------


Discount rate                       29.73%            27.30%            24.82%
Future pension increases            23.42%            19.06%            17.14%

(17)  LONG TERM-DEBT

      The scheduled maturities of long term-debt at December 31, 2002 are as follows:

             2003                    Ps            70
             2004                              10,088
             2005                               6,124
             2006                              17,500
             2007                              23,500
             2008                               5,500
                                            ---------
                                     Ps        62,782
                                            =========

      Long term debt consists of bonds issued by Leasing Colombia S.A. in 1999 and 2000 bearing interest at an average rate of 10.25%; and bonds issued by Abocol in 2002 bearing interest at an average rate of CPI+ 8%.

(18)  ACCRUED EXPENSES

      As of December 31, 2001 and 2002, accrued expenses consisted of the following:


                                                                              2001                  2002
                                                                              ----                  ----
       Interest payable                                                Ps              73       Ps       318
       Income tax payable                                                          29,200              6,333
       Fines and sanctions (1)                                                     40,096             20,492
       Labor obligations                                                            1,030              1,186
       Other                                                                       32,102             26,775
                                                                                   ------          ---------
            Total                                                      Ps         102,501       Ps    55,104
                                                                                  =======          =========

      (1) See note 23(d) as it refers to Bancolombia.

      The statutory income tax rate for 2000 and 2001 was 35%. For 2002, the statutory income tax was 37% for Bancolombia, Leasing Colombia, Colcorp and Fiducolombia according to an agreement of tax stability and 35% for the other subsidiaries.

      The Bank's tax liability is calculated based on the greater of (i) net taxable income and (ii) presumed income, which, in 2002 is 6% of stockholders' equity.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



      The following is a reconciliation of taxable income before income taxes for the years ended December 31, 2000, 2001 and 2002:

                                                                  2000             2001               2002
                                                                  ----             ----               ----


       (Loss) income before income taxes                  Ps      (85,884)    Ps  188,108         Ps  252,998
            Adjustments for consolidation
           purposes, net                                          (88,235)        (29,546)             (7,114)
       Difference between net operating loss carry-
           forwards and presumed income                           211,936          56,569              54,015
       Non-deductible provisions, costs and expenses               10,399         120,115              99,806
       Nontaxable or exempt income                                   (916)       (218,406)           (251,005)
       Difference between monetary correction for
           tax purposes and for financial reporting
           purposes                                                  (140)        (26,546)            (27,989)
                                                                   ------        --------           --------
       Taxable income                                              47,160          90,294             120,711

       Statutory tax rate (1)                                          35%             35%              36.89%

       Estimated current income tax                       Ps       16,506     Ps   31,603         Ps   44,533
                                                                   ======          ======              ======

       (1) The statutory income tax rate for 2002 was 37% for Bancolombia, Leasing Colombia, Colcorp and Fiducolombia, according to the agreement of tax stability and 35% for the other subsidiaries.

       For the years ended December 31, 2000, 2001 and 2002, income tax expense consisted of the following:

                                                                  2000             2001               2002
                                                                  ----             ----               ----


       Current income tax expense                         Ps       16,506     Ps   31,603         Ps  44,533
       Deferred income tax expense (benefit)                       11,600             (28)             (1,915)
                                                             ------------       ---------            -------
                  Total                                   Ps       28,106     Ps   31,575         Ps   42,618
                                                             ============       ========              ======


      Income taxes for the years ended December 31, 2001 and 2002 are subject to review by the tax authorities. The Bank management and its legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review. The Bank and its subsidiaries do not have any pending claims from the tax authorities.

      The following represents a summary of the utilizable date for the fiscal losses to amortize and excess of presumed income over ordinary income:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


                            Fiscal losses                     Excess of presumed income
                             to amortize                      over ordinary income
                             -----------                      --------------------

       2003               Ps        5,249                     Ps       4,977
       2004                       137,400                              4,445
       2005                       102,722                              4,776
       2006                           465                              7,260
       2007                         4,330                             77,856
                                ---------                          ---------
                          Ps      250,166                     Ps      99,314
                                =========                          =========

 (19)  SUBSCRIBED AND PAID-IN CAPITAL

       Subscribed and paid-in capital consisted of the following:



                                                                 2000           2001               2002
                                                                 ----           ----               ----

       Authorized shares                                      670,000,000     670,000,000        670,000,000
                                                              ===========     ===========        ===========

       Issued and outstanding:
           Common shares with a nominal
              value of  500 pesos                             398,259,608     398,259,608        398,259,608
           Preference shares with a nominal
              value of 500 pesos                              178,435,787     178,435,787        178,435,787


       In order to effect the capitalization of the Bank, 207,182,884 common and 120,375,225 preference shares were issued in 2000.

       The holders of American Depositary Shares ("ADSs") and non-voting preference shares have a right to receive annually, when and if declared by the Bank, from funds legally available, a minimum dividend in Colombian pesos of 1% of the issued price of the preference shares. Such dividends may not be less than those declared for common shares, and have preference over any other dividends for common shares.

       1. In addition, the non-voting preference shares are entitled to the following:

           a) Dividends once declared and once reserves are approved at the annual general shareholders' meetings.

           b) Recovery of their initial investment preference over common shareholders, in case of dissolution of the Bank, after the payment of liabilities to third parties, including mandatorily convertible debentures, if any.

           c) A preemptive right in the event of new issues of preference shares. In the event that only common shares are issued, preference shareholders have no preemptive rights to such shares.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


           d) To demand meetings of preference shareholders, at the request of not less than 20% of preference shares outstanding, in order to deliberate on matters of common interest.

           e) To appoint, at meetings of preference shareholders and in conformity with the law, a representative to assist them in their rights before the Bank.

       2. The non-voting preference shares do not confer on their holders the right of participating in shareholders' meetings or of voting therein, except in the following cases:

           a) Whenever there is a proposed modification to impair the rights provided in the bylaws for preference shares.

           b) Whenever the anticipated dissolution of the Bank, or its merger, its transformation or the change in its business objectives is to be voted upon.

           c) Whenever the preference dividends have not been paid in full during two consecutive periods, and while this situation continues, within the terms of the law.

           d) Whenever the shareholders in the annual general meeting declare the payment of a stock dividend. In this event, the decision must be approved by the majority provided by the Colombian Commercial Code, which will include a favorable vote of 80% of the preference shares.

           e) Whenever the Superintendency of Banking requires it, on the grounds that management has concealed income by any means, and has thereby reduced net income available for distributions as dividends.

           f) Whenever the registration of preference shares in stock exchanges or in the National Securities Registry is suspended or cancelled and as long as such situation exits.

       In accordance with Colombian law, the deposit of shares abroad constitutes a foreign investment institutional fund, and the dividends paid to such funds are not subject to taxes in Colombia. Accordingly, the dividends paid abroad by the Bank to holders of ADSs are tax free in Colombia, except in cases in which the Bank distributes income in excess of that on which it has paid income taxes; in such cases, the ADS holders would have to pay income tax at the rate of 35% on the excess portion of dividends received.

       The Bank's weighted average number of common and preference shares outstanding used in the computation of earnings per share was 542,137,634 in 2000, and 576,695,395 in 2001 and 2002.


 (20)  APPROPRIATED RETAINED EARNINGS

       Pursuant to Colombian law, 10% of the net income of the Bank company and its Colombian subsidiaries in each year must be appropriated with a credit to a "legal reserve fund" until its balance is

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


       equivalent to at least 50% of the subscribed capital. This legal reserve may not be reduced to less than the indicated percentage, except to cover losses in excess of undistributed earnings.

       Appropriated retained earnings consist of the following:



                                                                2000             2001             2002
                                                                ----             ----             ----

       Legal reserve                                      Ps      436,873   Ps    291,133     Ps     386,009
       Additional paid-in capital                                 107,359         107,359            107,359
       Other reserves                                              33,165          40,226             72,819
                                                                  -------         -------            -------
                  Total                                   Ps      577,397   Ps    438,718     Ps     566,187
                                                                  =======         =======            =======



       In addition, paid-in capital of Ps 107,359 at December 31, 2000, 2001 and 2002 was recorded as part of the legal reserve, as required by the Superintendency of Banking.

(21)   DIVIDENDS DECLARED

       The Bank's shareholders declared common stock dividends with respect to the preceding year's earnings of the Bank (the parent company) during 2001, 2002 and 2003 as indicated below:

                                                  2001                     2002                      2003
                                                  ----                     ----                      ----
      Preceding year's
         unconsolidated earnings        Ps    (159,983)          Ps         90,123        Ps      150,923
         (losses)

      Dividends in cash                 36 pesos per share       84 pesos per share       132 pesos per share
                                        payable in four          payable in four          payable in four quartely
                                        quartely installments    quartely installments    installments of 33 pesos
                                        of 9 pesos from March    of 21 pesos per share    per share from April 2003
                                        2001 on 398,259,608 and  from April 2002 on       on 398,259,608 and
                                        178,435,787 common and   398,259,608 and          178,435,787 common and
                                        preference shares,       178,435,787 common and   preferences shares,
                                        respectively.            preference shares,       respectively.
                                                                 respectively.

      Total dividends declared          Ps      20,760           Ps        48,442         Ps       76,124

      Dividends payable at              Ps       7,823           Ps        15,322
      December 31


 (22)  MEMORANDUM ACCOUNTS

       At December 31, 2001 and 2002, memorandum accounts consisted of the following:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



                                                                                     2001            2002
                                                                                 -----------     -----------
       Trust:
           Investment trusts                                                    Ps 6,251,978    Ps 6,987,025
           Commitments:
              Unused credit card limits                                              788,598       1,050,837
              Civil litigation against the Bank                                       83,707         952,769
              Issued and confirmed letters of credit                                 136,307         352,430
              Uncommitted lines of credit                                            161,331         216,881
              Bank guarantees                                                        193,912          76,931
              Approved credits not disbursed                                           8,044          10,296
              Other                                                                  103,710          45,104
                                                                                ------------    ------------
                     Total                                                         7,727,587       9,692,273

       Other memorandum accounts:

       Memorandum accounts receivable:
           Tax value of assets                                                     7,647,226       8,789,766
           Assets and securities given in custody                                    472,228       1,441,058
           Negotiable investments in debt titles                                          --       1,263,206
           Written-off assets                                                        752,396         680,651
           Quotas of leasing for receive                                             203,489         440,770
           Investments held to maturity                                                   --         430,147
           Adjustments for inflation of assets                                       179,730         204,114
           Accounts to receive yields negotiable investments in debts titles              --         139,919
           Investments  available for sale in debt titles                                 --          52,229
           Remittances sent for collection                                            15,298          33,600
           Securities secured by government and financial institution              1,524,630              --
           Other memorandum account receivable                                     1,888,501       1,252,073
                                                                                ------------    ------------
                  Total                                                           12,683,498      14,727,533

       Memorandum accounts payable:
           Assets and securities received as collateral                            9,501,786       7,984,314
           Qualification commercial loans                                                 --       5,350,927
           Assets and securities received in custody                                 375,915       1,812,359
           Tax value of shareholders' equity                                       1,471,670       1,605,488
           Qualification consumer loans                                                   --         931,584
           Adjustment for inflation of Equity                                        500,538         499,481
              Qualification consumer loans                                                --          69,860
           Merchandise in owned warehouses                                            63,928          46,081
           Merchandise in third-party warehouses                                      32,776          36,507
           Other memorandum account payable                                        7,759,554       4,042,286
                                                                                ------------    ------------
                     Total                                                        19,706,167      22,378,887
                                                                                ------------    ------------
                     Total memorandum accounts                                  Ps40,117,252    Ps46,798,693
                                                                                ============    ============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


(23)   COMMITMENTS AND CONTINGENCIES

       THE BANK

       a)    Contingencies Covered by Fogafin:

             As part of the privatization process of Banco de Colombia (merged into Bancolombia S.A. in 1998), which ended on January 31, 1994, ("Fogafin") agreed to assume liabilities derived from contingencies referring to events that occurred prior to the sale of the shares, provided that claims were submitted within the following five years. The Fogafin guarantee covers 80% of the first Ps10,000, net of provisions, and 100% thereafter. This figure is adjusted every year by the change in the CPI.

             The guarantee agreement commits Banco de Colombia to transfer to Fogafin the rights it then held in Sierras del Chico Ltda and Chico Oriental Numero Dos Ltda. for net less than book value at December 31, 1993, adjusted for inflation and excluding revaluations. The validity and enforceability of the commitment has been challenged in court. No decision has yet been issued.

             On December 31, 2001 and 2002, the civil contingencies covered by the guarantee amounted to approximately Ps 24,006 and Ps 20,897, respectively, with provisions in the amounts of Ps 3,643 and Ps 1,288. Labor liabilities totaled Ps 695 and Ps 475, with provisions for Ps 408 and Ps 238, respectively.

       b)    Legal Actions:

             As of December 31, 2001 and 2002, in addition to the contingencies disclosed in item (a) above, there were several labor-related legal actions with claims for approximately Ps 8,343 and Ps 8,803, respectively. The final outcome of these lawsuits is unsure due to the controversial nature of the obligations. The provisions for contingencies at December 31, 2001 and 2002 were Ps 3,505 and Ps 4,208, respectively.

             On December 31, 2001 and 2002, there were ordinary civil suits and enforcement actions pending against the Bank for amounts totaling approximately Ps 59,734 and Ps 87,405 respectively. Progress in these cases did not require further material provisions to be made in addition to the amounts of Ps 769 and Ps 1,904 already reserved.

             Provisions are accounted for when a decision is issued against the Bank in the lower court, or on the basis of an opinion of counsel.

             The Superintendency of Banking has fined the Bank Ps 245. This amount was fully provisioned, despite the fact that the Bank's arguments against the decision were sufficiently solid.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


       c)    Contingency Related to Purchase of 51% of Banco de Colombia S.A.

             The corporations that sold their majority shares in the former Banco de Colombia S.A. ("Sellers") set up a guarantee trust fund in the name of the Bank through Fiduanglo (now Lloyds Trust), against Bancolombia shares, to cover the contingencies and liabilities of the Bank that had been sold. The guarantee covers claims between US$ 7,500 and US$ 60,000.

             The Bank submitted, within the appropriate terms, a number of claims against this trust fund, and but the claims were rejected by the Sellers. The Bank petitioned the Bogota Chamber of Commerce to set up an arbitration court to decide on the admissibility of those claims and enforce the above-mentioned guarantee. The amount claimed in the suit is Ps 46,947. The case continues despite the many obstacles produced by the defendants.

             THE GILINSKI CASE

             The Gilinski family has entered the criminal investigation ordered by the Prosecution Service against the Bank as a civil party for individual and collective interests, and is attempting to implicate the Bank as a third party with civil liability.

             The contingency of a loss is considered remote, since the entire process of acquisition and merger was in accordance with applicable law, and business ethics.

             Further, in the administrative courts, the Bank challenged the Superintendency of Banking's fine of Ps 44, imposed due to the fact that former Banco de Colombia made an interbank loan to Banco Industrial Colombiano when the two banks were merging. The other complaints of the Gilinsky family were rejected by the Superintendency of Banking, and their appeal against that decision was also denied.

             LUIS ALBERTO DURAN

             The process continued with the claims of a class action initiated by Luis Alberto Duran against Bancolombia and certain stockholders, and a popular action initiated by Maximiliano Echeverri against the Bank, the Superintendency of Banking and the Superintendency of Securities.

              The contingency of a loss is considered remote, since the entire process of acquisition and merger was in accordance with applicable law and business ethics.

       d)    Income Tax and Other Assessments

             The Bank has contested income tax assessments for 1996 and transaction tax assessments. The amount in dispute totals Ps 29,261 and provisions total Ps 17,540.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


       FIDUCOLOMBIA:

       Enforcement proceedings for non-material amounts have been brought against this trust company a subsidiary of the Bank. In the opinion of both management and counsel, the decisions are not likely to be unfavorable to Fiducolombia S.A.

       At December 31, 2002 a civil suit against Banco de Colombia and Sociedad Fiduciaria was pending in the 12th Civil Court, Bogota. The plaintiff in that action is Mr. Carlos Paz Mendez. Notice of this suit was served on July 16, 1993. On November 5, 1998 the court ruled in favor of Fiducolombia and ordered the defendant to pay costs. The plaintiff appealed and the appeal was admitted on December 14, 1998. On appeal, counsel for Bancolombia and Fiducolombia requested the hearing permitted by Art. 360 of the Civil Procedure Code to be held; and it was duly held on May 9, 2001. The case was referred to the Superior Tribunal of Bogota on May 24, 2001.

       This process is expressly covered by the passive contingency agreement signed with Fogafin, as contained in Public Deed No. 0182 dated January 18, 1994 and recorded with the Second Notary Public of Bogota D.C, according to a schedule included in the above-mentioned documents as Attachment # 1. Management and legal counsel for the fiduciary company believes that the probability is high for a favorable decision. Therefore, Fiducolombia has not made any provisions for this item.

       As a consequence of the operation of an escrow agreement ("Silvania"), the trustor corporation Gallego Inmobiliaria S.A. sued Fiducolombia S.A before the Colombian Arbitration Court as provided in the commitment clause of the trust agreement. On February 18, 1999 the Arbitration Court ruled in favor of Fiducolombia S.A. The award was challenged by the trustor, who appealed. On April 27, 2000 this court ruled confirming the tribunal's award.

       There are also six ordinary lawsuits based on the Trust agreement mentioned above pending in the civil courts of the Bogota Circuit. Management based on advice of counsel, believes that no liability exists for the events alleged in the suits. The claims made by the plaintiffs total approximately Ps 1,910.

       The "Grupo Grancolombiano" trust fund, which was managed by Banco de Colombia S.A. and liquidated on June 29, 1990 is subject to contingencies, including some labor-related, through the Contingency Fund managed by the Fiduciary Company, certain sums deposited by former trustors of the "Grupo Grancolombiano" trust fund, with the intention of covering such contingencies. Following advise of counsel, and in compliance with the purpose established as part of the Memorandum of Liquidation of Grupo Grancolombiano, 24 of the 29 ongoing cases were settled in court and there remaining five were settle out-of-court, charged to funds held in the Group Contingency Fund. In the case of Jorge Euclides Garcia, a hearing was held on December 4, and the next stage of process is a court decision. The cases of Jose del Carmen Racero, Pedro Antonio Alvarez and David Salcedo were not settled by conciliation since the employment relationship ended when the premises in which they worked were the property of Compania Nacional de Chocolates S.A. and the plaintiffs implicated that company as litis consortium. A hearing was set for January 2, 2003. The management of the trust company and legal counsel believe that there will be

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


       no additional liabilities that should be accounted, if any should arise nevertheless, they would directly affect the reserve fund established by the trust and not Fiducolombia.

       Arbitration Tribunal called by Comerintegral Ltda. The Bogota Chamber of Commerce has informed Fiducolombia that it should receive service of notice of arbitration and try to settle the dispute. The intention is that the tribunal should order termination of the trust established on August 26, 1994 between Sufiducia, now Fiducolombia, and the trustors as provided for in Section 1260.3 of the Colombian Commercial Code and that Fiducolombia be ordered to deliver to Comerintegral funds held in a unit investment fund in proportion to the latter's interest in the 1994 trust. Fiducolombia received service on March 2, 2001 and entered a plea for reconvention.

       On December 12, 2001 the two curators appointed by the Chamber of Commerce Arbitration and Conciliation Center to represent the plaintiffs, accepted their appointments. On January 31, 2002 counsel for the Bank contested the exceptions proposed and requested evidence. The conciliation hearing was set for February 28. On May 30, 2002 the Arbitration Tribunal was installed. On November 26 a hearing was held for pleadings, and the court set January 29, 2003 as the date for issuing its decision. There is no need to make provisions for future disbursements because the amount of funds to be handed over as a result of the arbitration decision is the same amount as was delivered for the operation of the trust, now under dispute in arbitration, plus yields accrued.

       In Civil Court 6, Bogota, Invico sued Bancolombia S.A. and Fiducolombia S.A. The plaintiff alleges that the defendants are obliged to exercise the alternative rights provided for in Art. 1948 of the Civil Code with regard to the plot of land "Granjita" under the terms of the trust agreement. The amount of the claims is Ps 4,000. The case went before the judge on November 9, 2001 to resolve preliminary exceptions. An order of January 17, 2002 declared that the preliminary exception was not proven, and awardsed costs against the petitioner. An order of July 16, 2002 called for a conciliation hearing on November 5, 2002. Conciliation failed. Nonetheless, given the situation of this case, it is premature to offer an opinion on the result.

       Civil Court 9, Bogota has received a suit brought by Invico against the same defendants, claiming the production of accounts during their stewardship as trustee of its assets, by reason of the appointment made by Invico and its creditors. The claims total Ps 3,000. On December 4, 2001 the conciliation hearing was opened, and declared a failure since there was no desire to conciliate. The case came before the court on November 27, 2001 for evidence to be ordered. The lower court finding of November 19, 2002 published on November 25 found in favor of Fiducolombia S.A. and the Bank. The plaintiff appealed. Management believes, based on advise of counsel, that Fiducolombia S.A. and the Bank have a good chance of success.

       LEASING COLOMBIA S.A:

       At December 31, 2002, there were some legal actions brought against the company. According to counsel, they do not entail any risk of loss that could affect the company's results in the future.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


       ALMACENAR S.A.:

       At December 31, 2002 there were cases pending against the company in the labor and civil courts.


       CTI CARGO S.A.:

       The company is facing several civil actions:

       Ordinary action brought by Maersk Colombia S.A. for the amount of Ps 2,759 (US$ 963), arising from funds that CTI Cargo is withholding as a consequence of the unfair termination of the commercial agency agreement with Sea Land Service. The process awaits the setting of a date for a reconciliation hearing. Counsel believe that the probability of an unfavorable outcome is 50%. The Company has made a provision for the amount of the claim to provide against an unfavorable decision.

       CTI Cargo sued SL Service (formerly Sea Land Service Inc) to obtain payment of the benefits of Art. 1324 of the Commercial Code ("commercial severance") for about Ps 228 and an indemnity to be estimated by experts plus monetary correction totaling Ps 1,200 plus monetary correction to be offset against the amounts withheld. The case was brought on July 4, 2001 before Civil Court 24, Bogota.

       Civil case against Leasing Colpatria S.A., in which that company sued CTI Cargo and Yusen Air & Sea Service France, asking for Ps 200 in damages. The case went to the Superior Tribunal, Bogota, and was appealed by CTI Cargo. The company considers that if the court finds against CTI Cargo, CTI could demand payment from YUSEN Air & Sea Service - France.

       Ordinary process by CTI Cargo against the State requesting that Resolutions No. 911 of May 25, 1999 and 649 of April 22, 2000, issued by the tax authority DIAN to call on the company's performance guarantee on the grounds that an obligation guaranteed had not been performed, the company having failed to provide evidence that goods had arrived in another country in accordance with the client's requirements. The amount of the guarantee is Ps 62. Final pleadings have been entered, and counsel consider that there is a 60% chance of success.

       Civil suit, Calderon Cardona Ltda v. CTI Cargo, to establish breach of a contract of carriage and therefore payment of damages. A conciliation hearing was held in court. Agreement was reached and the case was closed in 2002.

(24)   FEES AND SERVICE CHARGES

       For the years ended December 31, 2000, 2001 and 2002 fees and service charges consisted of the following:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


                                                                2000             2001                2002
                                                                ----             ----               -----

       Service charges                                    Ps   110,953        Ps   132,410      Ps   145,561
       Credit card fees                                         32,885              39,960            48,992
       Credit and debit card annual fees                        29,256              39,662            44,117
       Checking fees                                            34,783              37,674            40,972
       Warehouse services,net                                   26,930              32,973            38,873
       Commissions and fees from fiduciary activities           20,766              27,101            22,215
       Commissions on letters of credit                          2,558               2,346             2,929
       Commissions expense                                     (40,096)            (46,744)          (51,351)
                                                               -------             -------           -------
                  Total                                   Ps   218,035        Ps   265,382      Ps   292,308
                                                               =======             =======           =======

 (25)    ADMINISTRATIVE AND OTHER EXPENSES

       Administrative and other expenses for the years ended December 31, 2000, 2001 and 2002 consisted of the following:

                                                            2000             2001          2002
                                                            ----             ----          ----

       Public services                                    Ps    17,640    Ps  20,025     Ps    21,089
       Advertising                                              10,151        13,361           12,522
       Industry and trade, property, vehicle and
         other taxes                                            33,670        35,372           50,935
       Communication, postage and freight                       25,572        29,586           34,312
       Insurance                                                24,752        39,750           41,478
       Security services                                        14,473        16,705           18,161
       Stationery and supplies                                  13,148        13,924           14,750
       Amortization of deferred charges                         37,360        44,529           35,295
       Rent                                                     20,082        21,781           14,668
       Maintenance and repairs                                  19,104        21,126           21,854
       Contributions and membership dues                        10,300         7,693            9,270
       Temporary services                                        4,697         5,839            5,331
       Travel expenses                                           4,187         6,190            8,361
       Professional fees                                         8,696        28,410           14,533
       Donations                                                 6,003         4,363            9,455
       Call center services                                      8,253         9,934           13,552
       Information processes outsourcing                         2,241         4,631            7,760
       Other                                                    14,637        10,102           29,169
                                                               -------       -------          -------
                  Total                                   Ps   274,966    Ps 333,321     Ps   362,495
                                                               =======       =======          =======


(26)   NET MONETARY INFLATION ADJUSTMENT

       The net monetary inflation adjustment for the years ended December 31, 2000 consisted of the following:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


                                                            2000
                                                            ----
       Inflation adjustment related to:
         Net book value of equity investments             Ps     32,285
         Net book value of premises and equipment                32,324
         Net book value of other assets                          18,738
         Shareholders' equity                                   (79,138)
                                                                 ------
       Net monetary inflation adjustment                  Ps      4,209
                                                                 ======

       The effect of inflation adjustments on the Bank's net income for the year ended December 31, 2000 was as follows:

                                                                2000
                                                                ----
       Expense associated with
       Inflation adjustments to
           of balance sheet accounts                         Ps   (4,209)
       Tax deductions:
       Monetary inflation adjustment of balance
           sheet accounts                                         (4,209)
       Difference between tax-related monetary
              inflation adjustment and monetary
              inflation adjustment for book purposes                (140)
                                                                    -----
                         Total tax deductions                       4,349
                                                                    -----
           Statutory income tax rate                                  35%


       Decrease in net income for the year                   Ps   (2,826)
                                                                   =====


       The consolidated financial statements were adjusted for the effect of inflation occurring after January 1, 1992 on the basis of changes in the official Colombian middle income consumer price index ("MCPI") until December 31, 2000. The net effect of such adjustments was accounted for as gain or loss in the consolidated income statement. As a consequence of the elimination of the integral inflation adjustments system, the consolidated income statements for the years 2001 and 2002 do not contain this net effect.

(27)   RELATED PARTY TRANSACTIONS

       Significant balances and transactions with related parties were as follows:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


                                                                                                   Shareholders with
                                                                                                  Participating stock
                                                                                                   lower than 10% of
                                         Shareholders with                         Bank's         the Bank's capital
                                     Participating stock equal       Non-         officers        and with operations
                                      To or higher than 10%      consolidated     and Board         higher than 5%
                                         of Bank's capital       subsidiaries   of directors       Technical Equity
                                         -----------------       ------------   ------------       ----------------
       2000
           Balance Sheet:
              Loans                         Ps       --           Ps    10,745   Ps     1,245        Ps  110,000
              Accounts receivable                    --                    143             16              5,137
                                                 ------                 ------          -----             ------
                                            Ps       --           Ps    10,888   Ps     1,261        Ps  115,137
                                                 ======                 ======          =====             ======

              Deposits                      Ps      113           Ps    25,341   Ps       114        Ps    2,449
                                                 ======                 ======          =====             ======

           Transactions:
              Income:
              Dividends received            Ps       --           Ps     2,731   Ps        --        Ps       --
              Interest                               --                  1,211            260             16,455
              Other                                  --                     20             --                398
                                                 ------                 ------          -----             ------
              Total                         Ps       --           Ps     3,962   Ps       260        Ps   16,853
                                                 ======                 ======          =====             ======


              Expenses:
                  Dividends paid            Ps      --            Ps        --   Ps        --        Ps       --
                  Interest                           15                    168              2                 93
                  Fees                               --                     --             75                 --
                                                 ------                 ------          -----             ------
                  Total                     Ps       15           Ps       168   Ps        77        Ps       93
                                                 ======                 ======          =====             ======

       2001
           Balance Sheet:
              Loans                         Ps   51,300           Ps       749   Ps     1,083        Ps   43,500
              Accounts receivable                 1,262                     26             37              3,314
                                                 ------                 ------          -----             ------
                                            Ps   52,562           Ps       775   Ps     1,120        Ps   46,814
                                                 ======                 ======          =====             ======

              Deposits                      Ps      486           Ps    40,403   Ps       226         Ps     499
                                                 ======                 ======          =====             ======

           Transactions:
              Income:
              Dividends received            Ps      --            Ps    1,775    Ps        --        Ps       --
              Interest                            4,895                 1,978             167              7,410
              Other                                  --                    54              --                 --
                                                 ------                 ------          -----             ------
              Total                         Ps    4,895           Ps     3,807   Ps       167        Ps    7,410
                                                 ======                 ======          =====             ======

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


                                                                                                            Shareholders with
                                                                                                           Participating stock
                                                                                                            lower than 10% of
                                         Shareholders with                                  Bank's         the Bank's capital
                                     Participating stock equal         Non-                officers        and with operations
                                      To or higher than 10%        consolidated            and Board         higher than 5%
                                         of Bank's capital         subsidiaries          of directors       Technical Equity
                                         -----------------         ------------          ------------       ----------------
       Expenses:
              Interest                     Ps       --           Ps         190           Ps        --         Ps         1
              Other                                 --                       --                     49                   --
                                                 -----                   ------                 ------              -------
              Total                        Ps       --           Ps         190           Ps        49         Ps         1
                                                 =====                   ======                 ======              =======

       2002:
           Balance Sheet:
              Loans                        Ps   28,300           Ps       7,584           Ps     1,744         Ps        --
              Accounts receivable                  653                      218                     15                   --
                                                 -----                   ------                 ------              -------
              Total                        Ps   28,953           Ps       7,802           Ps     1,759         Ps        --
                                                 =====                   ======                 ======              =======

           Deposits                        Ps      575           Ps      16,201           Ps       213         Ps        --
           Accounts Payable                         --                        7                      1                   --
                                                 -----                   ------                 ------              -------
                                           Ps      575           Ps      16,208           Ps       214         Ps        --
                                                 =====                   ======                 ======              =======

              Income:
              Dividends received           Ps      --            Ps      11,279           Ps        --         Ps        --
              Interest                           5,838                    1,077                    179                   --
              Other                                  2                      300                    148                   --
                                                 -----                   ------                 ------              -------
              Total                        Ps    5,840           Ps      12,656           Ps       327         Ps        --
                                                 =====                   ======                 ======              =======

           Expenses:
              Interest                     Ps       28           Ps         140           Ps        --         Ps        --
              Other                                 --                    9,160                    132                   --
                                                 -----                   ------                 ------              -------
              Total                        Ps       28           Ps       9,300           Ps       132         Ps        --
                                                 =====                   ======                 ======              =======


(28)   VOLUNTARY BALANCE SHEET RESTRUCTURING PROGRAM

       In 2000, the Bank established two reporting periods in connection with a balance sheet restructuring. In the first reporting period from January 1
       - April 30, 2000, the Bank accrued additional allowances for loans losses, foreclosed assets and others thereby reducing the amount that had to be accrued in the second reporting from May 1 - December 31, 2000. The total amount accrued during the two periods was equal to that which would otherwise have been accrued over the twelve month reporting period ended December 31, 2000.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



       The voluntary Balance Sheet Restructuring program was carried out for protection proposes and aimed at enhancing the financial structure of the Bank (non-consolidated), affected in the prior two years by the country's economic situation.

       The effects of the voluntary restructuring are summarized as follows:


                                                               April         December       Year
                                                               -----         --------       ----

       Net income (loss) at the end of the period         Ps   (201,129)      41,146      (159,983)
       Plus net income of the year from the
            Subsidiaries after eliminations                      11,503       34,490        45,993
                                                             ----------       ------     ---------

       Consolidated accumulated losses of the year             (189,626)      75,636      (113,990)

       Application against legal reserve approved
           by stockholder's meeting on August 2000              201,129           --       201,129
                                                                -------       ------       -------

       Consolidated net addition to
            unappropriated retained earnings              Ps     11,503       75,636        87,139
                                                                =======       ======       =======


(29)   PURCHASE OF ASSETS AND LIABILITIES

       As a growth strategy, the Bank purchased net assets for the years ended at December 31, 2001 and 2002 of the following entities:

                                                2001

                                     Corficafe           Corfinorte        Total

       Loans in local currency       Ps  4,197             17,706          21,903

       Loans in foreign currency     US$ 1,648                723           2,371
                                     Ps  3,802              1,668           5,470


       The price of the loans purchased from Corficafe, was established according with percentage of 85% and 100% for local currency loans at amount of $683 and $3,514 respectively and a percentage of 100% for foreign currency loans.

       The price of the loans purchased from Corfinorte was established according to a percentage fixed by the parties, which averaged 82.41% and 96.93% for local and foreign currency loans, respectively.

                      BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


                                                              2002
                                                              ----
Type of Asset               Banco        IFI   Corfinsura   Banco de   Corfinorte  Bancolombia  Corficafe    Total
                           Santander                        Credito                 Panama
Loans in local currency
Working capital loans        5,195        425      3,332     43,598        221         --          123       52,894
Credit cards                 2,235         --         --         --         --         --           --        2,235
Overdrafts                      99         --         --         --         --         --           --           99
Small business loans            --        602         --         --         --         --           --          602
Loans funded by
domestics developed
banks                           --      1,382         --         --         --         --                     1,382
                            ------     ------     ------     ------     ------     ------       ------       ------
Total                        7,529      2,409      3,332     43,598        221         --          123       57,212

Loans in foreign
currency

US$                             --      3,562         --         --         --      8,631          262       12,456
Ps                              --      8,089         --         --         --     24,276          607       32,972


       The price of loans purchased from Instituto de Fomento Industrial IFI, Corporacion Financiera Nacional and Suramericana (Corfinsura), Banco Santander, Corficafe and Banco de Credito was set at 96.07%, 101.5%, 98%, 85% and 100% of face value, respectively. There are not reselling agreement or conditions that allow additional benefits to any of the parties.

       The operation with IFI and Corficafe included the purchase of liabilities for PS 1,376 and US$263 respectively, corresponding to loans funded by other institutions.

       Loans purchased from Bancolombia-Panama were valued at 50% of face value. The purpose of the operation was to restructure peso debt as established in the restructuring agreement. There was no consolidated profit or loss on this operation.

(30)   RECLASSIFICATIONS

       For better understanding of presentation of the financial statements of the Bank's Annual Report on Form 20-F certain balance sheet and statement of operations accounts were reclassified from the financial statements as presented to stockholders. The reclassifications were as follows:

                     BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


                                                           2001
                                                           ----
                                                      BALANCE SHEET
                                                      -------------

                                        Report to
                                      Stockholders    Reclassifications                    SEC Form 20-F
                                      ------------    -----------------                    -------------
           Assets
       Loans                        Ps    5,033,008       Ps 45,468               (1)     Ps   5,078,476
       Accounts Receivable                  182,130         (75,366)      (2) and (3)            106,764
       Interest Receivable                       --           77,681              (3)             77,681
       Other Assets                         443,054         (47,783)      (1) and (2)            395,271
       Property and Equipment               561,946        (241,866)              (4)            320,080
       Assets Leased                             --         241,866               (4)            241,866

        Equity
       Capital                              288,348         (288,348)             (5)                 --
         Ordinal Shares                          --          101,579      (5) and (6)            101,579
         Preference Shares                       --          253,540      (5) and (6)            253,540
       Reserves                             205,036          233,682      (6) and (6)            438,718
       Surplus                              255,320         (235,239)             (6)             20,081
       Earnings from previous
       Profit (loss) for the
       period                                65,214          (65,214)     (6) and (7)                 --

                                                           2002
                                                           ----
                                                      BALANCE SHEET
                                                      -------------
                                        Report to
                                      Stockholders    Reclassifications                    SEC Form 20-F
                                      ------------    -----------------                    -------------
         Assets
       Loans                             5,813,675             51,316              (1)       5,864,991
       Accounts Receivable                 264,294           (82,631)      (2) and (3)         181,663
       Interest Receivable                      --             83,459              (3)          83,459
       Other Assets                        346,103           (52,144)      (1) and (2)         293,959
       Property and Equipment              659,515          (341,791)              (4)         317,724
       Assets Leased                            --            341,791              (4)         341,791

       Equity
       Capital                             288,348            288,348              (5)              --
         Ordinal Shares                         --            101,579      (5) and (6)         101,579
         Preference Shares                      --            253,540      (5) and (6)         253,540
       Reserves                            242,084            324,103              (6)         566,187
       Surplus                             388,909          (351,541)              (6)          37,368
       Earnings from previous Profit
       (loss) for the period               154,627          (154,627)      (6) and (7)              --

(1)  Employee loans are Other Assets in Colombian GAAP, and Loans under US GAAP.


(2) Unconfirmed remittances in transit are Other Assets under Colombian GAAP and Accounts Receivable under US GAAP.

(3) Interest receivable is part of Accounts Receivable in Colombian GAAP and is stated separately under US GAAP.

(4) Assets leased are part of Property and Equipment under Colombian GAAP and are stated separately in US GAAP.

(5) Capital is a single figure in Colombian GAAP; Ordinary and Preference shares are stated separately in US GAAP.

(6) In the Annual Report on Form 20-F the global amount of revaluations is distributed to each of the equity accounts affected.

(7) Previous years' earnings are a separate item under Colombian GAAP; they are classified as unappropriated Earnings under US GAAP.

                     BANCOLOMBIA S.A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


       STATEMENT OF EARNINGS

       The Report to Stockholders shows operating income and expenses as separate items. Form 20-F shows only the net figure between the two. In addition, for 2000, the following reclassification was made: The provision for leasing, foreclosed assets and other assets are stated in a separated item which were part of the administrative and other expenses.

(31)   DIFFERENCES BETWEEN COLOMBIAN ACCOUNTING PRINCIPLES FOR BANKS AND U.S.
       GAAP

       The Bank's financial statements are prepared in accordance with generally accepted accounting principles and practices prescribed by the Superintendency of Banking and other legal provisions (Colombian GAAP). Because these principles and regulations differ in certain significant respects from U.S. GAAP, this note presents a reconciliation of net income and stockholders' equity to U.S. GAAP as applicable particularly to financial institutions.


       A) RECONCILIATION OF NET INCOME (LOSS):

           The following summarizes the principal differences between accounting practices under Colombian and U.S. GAAP and their effects on net income for the years ended December 31, 2000, 2001 and 2002:

                                                                2000             2001               2002
                                                                ----             ----               ----
           Consolidated net income (loss) under
              Colombian GAAP:                                Ps  (113,990)   Ps   156,533     Ps     210,380
                  a) Deferred income taxes                         10,121          62,252             47,014
                  b) Employee benefit plans                        (8,675)         (9,846)            (2,502)
                  c) Inflation adjustment                           1,556            (187)                --
                  d) Revaluation of assets                             --              --                 --
                  e) Allowance for loan losses                     45,037          14,120            (66,100)
                  f) Loan origination fees and costs                 (240)         11,312             12,960
                  g) Interest recognition on non-accrual
                     loans                                             --              --                 98
                  h) Deferred charges                               8,239          (8,224)             9,125
                  i) Investment securities                             --              (5)             1,189
                  j) Investments in unaffiliated companies           (350)           (193)              (589)
                  k) Investments in affiliates                     11,045           7,650            (19,916)
                  l) Lessee accounting                                 --              81                (81)
                  m) Business combinations                          2,767          (1,870)            20,108
                  n) Foreign currency translation adjustment           --              --             (4,534)
                  o) Other                                          5,575          (5,575)                --
           Consolidated net income (loss) under
              U.S. GAAP                                      Ps   (38,915)   Ps   226,048     Ps     207,152
                                                                 ========         =======            =======

                     BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


       B)  RECONCILIATION OF STOCKHOLDERS' EQUITY:



           The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on stockholders' equity for the years ended December 31, 2000, 2001 and 2002:



                                                                   2000             2001               2002
                                                                   ----             ----               ----
       Consolidated stockholders'
           equity under Colombian GAAP                       Ps 865,883        Ps   970,451      Ps 1,284,348

           a)   Deferred income taxes                            22,530              82,138            86,100
           b)   Employee benefit plans                          (23,059)            (24,168)          (25,548)
           c)   Inflation adjustment                             43,403              43,216            43,216
           d)   Revaluation of assets                           (47,357)            (20,081)          (37,368)
           e)   Allowance for loan losses                        98,434             112,554            46,454
           f)   Loan origination fees and costs                   7,365              18,677            31,637
           f)   Interest recognition on non-accrual loans            --                  --                98
           h)   Deferred charges                                (43,385)            (51,609)          (42,484)
           i)   Investment securities                                --              (1,189)               --
           j)   Investment in unaffiliated companies              (6,043)            (6,236)           (6,825)
           k)   Investments in affiliates                         43,946             42,126            31,680
           l)   Lessee accounting                                     --                 81                --
           m)   Business combination                             (16,101)           (17,971)            2,137
           n)   Foreign currency adjustment                           --                 --                --
           o)   Other                                              5,575                 --                --
                                                                  ------            -------           -------

                                                                  85,308            177,538           129,097
                                                                  ------            -------           -------
       Consolidated stockholders' equity under U.S.
           GAAP                                              Ps  951,191       Ps 1,147,989      Ps 1,413,445
                                                                 =======          =========         =========


       C)  ANALYSIS OF CHANGES IN STOCKHOLDERS' EQUITY:

           The following summarizes the changes in stockholders' equity under U.S. GAAP for the years ended December 31, 2000, 2001 and 2002:

                     BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


                                                             2000             2001               2002
                                                             ----             ----               ----

           Balance at beginning of year                   Ps 724,636       Ps     951,191     Ps 1,147,989
           Shares issued                                     257,463                   --               --
           Net income  (loss)                                (38,915)             226,048          207,152
           Dividends declared                                     --              (20,760)         (48,442)
           Other comprehensive income (loss)                  (1,295)              (4,561)          87,368
           Other                                               9,302               (3,929)          19,378
                                                             -------            ---------          ---------
           Balance at end of year                         Ps 951,191       Ps   1,147,989     Ps 1,413,445
                                                             =======            =========          =========


       D)  STATEMENT OF COMPREHENSIVE INCOME (LOSS):

                                                                2000             2001              2002
                                                                ----             ----              ----

           Net Income (loss)                              Ps (38,915)         Ps  226,048        Ps  207,152
           Other comprehensive income, net of tax:
             Foreign currency translation adjustments         (5,163)                  --                 --
             Components of other comprehensive
                  from equity method investees                    --               (9,470)             9,470
             Unrealized gain or loss on securities
                  available for sale                              --                 (770)            72,635
             Additional minimum pension liability
                  offset to shareholder's equity               3,868                5,679                729
           Foreign currency translation adjustment                --                   --              4,534
                                                              ------              -------            -------
              Other comprehensive income (loss)               (1,295)              (4,561)            87,368
                                                              ------              -------            -------
           Comprehensive income  (loss)                   Ps (40,210)         Ps  221,487       Ps   294,520
                                                              ======              =======            =======

           Other comprehensive income

                                                                  2000

                                                             Before-Tax        (Tax Expense)     Net-of-tax
                                                               Amount           or Benefit          Amount
                                                               ------           ----------          ------

           Foreign currency translation adjustment         Ps    (7,943)       Ps   2,780       Ps    (5,163)
           Additional minimum pension liability                   5,951            (2,083)             3,868
                                                                  -----             -----              -----
           Other comprehensive income                      Ps    (1,992)       Ps     697       Ps    (1,295)
                                                                  =====             =====              =====

                     BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


                                                              2001

                                                             Before-Tax        (Tax Expense)     Net-of-tax
                                                               Amount           or Benefit          Amount
                                                               ------           ----------          ------

           Components of other comprehensive
                  from  equity method investees            Ps  (14,570)         Ps  5,100         Ps  (9,470)
           Unrealized gain or loss on securities
              available for sale                                (1,185)               415               (770)
           Additional minimum pension liability                  8,737             (3,058)             5,679
                                                                 -----              -----              -----
           Other comprehensive income                      Ps   (7,018)        Ps   2,457         Ps  (4,561)
                                                                 =====              =====              =====


                                                                  2002

                                                             Before-Tax        (Tax Expense)       Net-of-tax
                                                               Amount           or Benefit          Amount
                                                               ------           ----------          ------
           Components of other comprehensive
                  from equity method investees             Ps  14,570        Ps     (5,100)       Ps   9,470
           Unrealized gain or loss on securities
              available for sale                              115,294              (42,659)           72,635
           Additional minimum pension liability                 1,122                 (393)              729
           Foreign currency translation adjustment              4,534                   --             4,534
                                                                -----               ------            ------
           Other comprehensive income                      Ps 135,520         Ps   (48,152)       Ps  87,368
                                                              =======               ======            ======

           Accumulated other comprehensive income

                                                                                   Components
                                                                                    of other
                                                                                  comprehensive
                                     Additional    Foreign       Unrealizable     income from         Accumulated
                                      Minimum      Currency         Gains            equity              Other
                                      Pension     Translation         On             method          Comprehensive
                                     Liability    Adjustment      Securities       investees             Income
                                     ---------    ----------      ----------       ---------             ------
           Beginning balance 2000   Ps (12,036)    Ps  5,163        Ps     --       Ps     --         Ps  (6,873)
           Current-period change         3,868        (5,163)              --              --             (1,295)
                                        ------         -----           ------           -----            ------
           Ending balance 2000          (8,168)           --               --              --             (8,168)
                                        ======         =====           ======           =====            ======

           Beginning balance 2001       (8,168)           --               --              --             (8,168)
           Current-period change         5,679            --             (770)         (9,470)            (4,561)
                                        ------         -----           ------           -----            ------
           Ending balance 2001          (2,489)           --             (770)         (9,470)           (12,729)
                                        ======         =====           ======           =====            ======


           Beginning balance 2002       (2,489)           --             (770)         (9,470)           (12,729)
           Current-period change           729         4,534           72,635           9,470            87,368
                                        ------         -----           ------           -----            ------
           Ending balance 2002       Ps (1,760)    Ps  4,534        Ps 71,865       Ps     --         Ps 74,639
                                        ======         =====           ======           =====            ======

                     BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


       SUMMARY OF SIGNIFICANT DIFFERENCES AND REQUIRED U.S. GAAP DISCLOSURES

       a)    Deferred income taxes:

             Under Colombian GAAP, deferred income taxes are generally recognized for timing differences in a manner similar to Accounting Principles Board Opinion No. 11.

             Under U.S. GAAP, deferred tax assets or liabilities must be recorded for temporary differences between the financial and tax bases of assets and liabilities. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized.

             Income tax expense under U.S. GAAP is comprised of the following components for the years ended at December 31, 2000, 2001 and 2002:

                                                                2000             2001               2002
                                                                ----             ----               ----

           Current income tax expense                     Ps  16,506      Ps   31,603         Ps  44,533
           Deferred income tax (benefit) expense               1,479          (62,280)           (48,930)
                                                                -----         --------           --------
                  Total                                   Ps  17,985      Ps  (30,677)        Ps  (4,397)
                                                              ======          ========          =======


           Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2001 and 2002 were as follows:

                                                                                 2001                 2002
                                                                                 ----                 ----
       Deferred tax assets and liabilities

       Deferred tax assets:
           Accrual of employee benefits                                       Ps    8,458         Ps   9,391
           Preoperating expenses                                                   18,062             15,584
           Unrealized loss on investment securities                                   415                 --
           Allowance for loan losses                                                  712                225
           Fixed assets                                                            42,016             22,023
           Net operating loss carry forwards                                      121,746             92,337
           Excess of presumed income over taxable income                           27,290             36,242
           Other                                                                   63,675             76,893
                                                                                  -------            -------
           Total gross deferred tax assets                                        282,374            252,695
                  Less valuation allowance                                       (136,620)           (61,256)
                                                                                  -------            -------
                  Net deferred tax asset                                          145,754            191,439
                                                                                  -------            -------

                     BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



                                                                                   2001                2002
                                                                                   ----                ----

       Deferred tax liabilities:
           Unrealized gain on investment securities                                    --             42,659
           Inflation adjustment                                                    15,126             15,990
           Allowance for loan losses                                               26,574                539
           Lease financing                                                             28                  -
           Other                                                                   23,242             45,589
                                                                                   ------            -------

           Total deferred liabilities                                              64,970            104,777
                                                                                   ------            -------

                  Net deferred asset                                               80,784             86,662
                                                                                   ------            -------


             The valuation allowance for deferred tax assets as of December 31, 2002 and 2001 was Ps 61,256 and Ps 136,620 respectively. The net change in the total valuation allowance for the years ended December 31, 2002 and 2001 was a decrease of Ps 75,364 and Ps 63,962, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2002. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

             The 35% income tax nominal rate differs from (44.9%) and (6.2)% effective rate for years 2001 and 2002, due to the following:

                                                                    2001                          2002
                                                         ------------------------    -------------------------
             Profit before tax U.S. GAAP                    Ps   195,371                   Ps   202,755
                                                                --------                       --------
             35% tax                                              68,380                         70,964

             Nondeductible items/provisions                       32,001                         27,159
             Nontaxable income                                   (46,829)                       (27,003)
             Increase/(decrease) valuation allowance             (76,429)                       (82,694)
             Decrease tax readjustments to fixed assets            3,795                         19,993
             Deductible item                                      (9,291)                        (9,796)
             Effective tax rate changes                               --                          2,284
             Tax discounts for donation                           (2,304)                        (5,304)
                                                                 --------                       --------
             Income tax (income)                            Ps   (30,677)                  Ps   (4,397)
                                                                 ========                       ========

                     BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)


             As of December 31, 2002, The Bank had the intention of capitalize the results from its off-shore subsidiaries. According with this practice, the results of operations for the years ended December 31, 2000, 2001 and 2002 of Bancolombia Panama and subsidiaries were capitalized.

       b)    Employee benefit plans:

             U.S. GAAP requires the recognition of pension cost based on actuarial computations under a prescribed methodology which differs from that used under Colombian GAAP. For purposes of the U.S. GAAP reconciliation, the resulting transition obligation is being amortized from January 1, 1989 for a period of 18 years for the pension plan and 27 years for the severance plan.

             PENSION PLAN

             In 1967, the Social Security Institute assumed the pension obligation for the majority of the Bank's employees; however, employees who had more than ten years of service prior to this date, continue to participate in the Bank's noncontributory defined benefit pension plan. Under this plan, benefits are based on length of service and level of compensation. As of December 31, 2002, there were 1,099 participants covered by the Plan.

             While Colombian GAAP requires calculation of the estimated liability using actuarial methodology given by the law, the actuarial assumptions, based on nominal discount, salary and pension increase rates, and the method of computing the net periodic pension costs differ from those required by U.S. GAAP.

             SEVERANCE OBLIGATION

             Under Colombian labor regulations, employees are entitled to receive one month's salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations to permit companies, subject to the approval of the employees, to pay the severance obligation to their employees on a current basis. Law 50, 1990, also enabled each worker freely to choose the pension fund that will manage the amount of his/her severance paid accrued during the year. This amount must be transferred by headquarters to the pension funds no later than the following period. In order to entice the employees to change to this new method of receiving the severance benefit on a current basis, in 1999 and 2000, the Bank negotiated settlements with executive employees. These settlements consisted of the current value of their accumulated benefit plus a one-time bonus payment. The Bank elected to expense this settlement of Ps 297 and Ps 124 in its entirety during 1999 and 2000, respectively. The modification of this severance benefit represents a plan curtailment under U.S. GAAP.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            As of December 31, 2002 there were 2,119 participants remaining in the original severance plan.

            DISCLOSURE AND CALCULATION OF DIFFERENCES UNDER U.S. GAAP

            The combined costs for the above mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2000, 2001 and 2002 are summarized below:

                                                       2000            2001            2002
                                                    ----------      ----------      ----------
Change in benefit obligation

Unfunded benefit obligation at beginning
 of year                                            Ps 118,024      Ps 113,243      Ps 107,061
Service cost                                             1,777           1,911           1,663
Interest cost                                           28,154          28,444          26,482
Advances                                                (7,968)             --              --
Actuarial gain (loss)                                     (745)        (18,191)         (7,088)

                                                          2000            2001            2002
                                                    ----------      ----------      ----------

Benefits paid                                          (11,580)        (18,346)        (20,861)
Divesture Simesa                                        (6,670)             --              --
Effect to restating to constant pesos                   (7,749)             --              --
                                                    ----------      ----------      ----------
Unfounded benefit obligation at end of year         Ps 113,243      Ps 107,061      Ps 107,257
                                                    ==========      ==========      ==========


Funded status                                       Ps(113,243)     Ps(107,061)     Ps(107,257)
Unrecognized net transition loss                         9,687           8,638           7,588
Unrecognized net actuarial loss (gain)                  21,803           3,252          (3,841)
Unrecognized prior service cost                          1,289           1,146           1,002
                                                    ----------      ----------      ----------
Accrued benefit cost under U.S.GAAP                    (80,464)        (94,025)       (102,508)
                                                    ----------      ----------      ----------

Accrued benefit cost under Colombian GAAP              (69,972)        (73,687)        (79,668)
                                                    ----------      ----------      ----------

Difference to be recognized under U.S. GAAP            (10,492)        (20,338)        (22,840)
                                                    ----------      ----------      ----------

           Additional minimum pension liability
           offset to Stockholders' equity              (12,567)         (3,830)         (2,708)
                                                    ----------      ----------      ----------

Total difference to be recognized under
U.S.GAAP Stockholders' equity                       Ps (23,059)     Ps (24,168)     Ps (25,548)
                                                    ==========      ==========      ==========


            The actuarial assumptions adopted have been applied net of the effects of price inflation. The resulting significant assumptions used in determining the actuarial present value of pension obligation and the projected pension

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            obligation for the plan years were as follows:

                                                   2000            2001            2002
                                                ---------       ---------       ---------
          Discount rate                                 8%              8%              8%
          Rate of compensation increases                2%              2%              2%
          Rate of pension increases                     0%              0%              0%

Components of net periodic benefit cost

Service cost                                    Ps  1,777       Ps  1,911       Ps  1,663
Interest cost                                      28,154          28,444          26,482
Amortization of prior service                         143             143             143
Amortization of unrecognized net transition
obligation                                          1,048           1,048           1,048
Amortization of actuarial unrecognized net
 gain (loss)                                          913             360               7
                                                ---------       ---------       ---------

Net periodic pension cost under U.S.GAAP           32,035          31,906          29,343

                                                     2000            2001            2002
                                                ---------       ---------       ---------

Net periodic pension cost under Colombian
 GAAP                                           Ps 23,360       Ps 22,060       Ps 26,841
                                                ---------       ---------       ---------

Difference to be recognized under U.S.
GAAP                                            Ps (8,675)      Ps (9,846)      Ps (2,502)
                                                =========       =========       =========

      c)    Inflation adjustment

            Since January 1, 1992 and up to December 31, 2000 the consolidated financial statements were adjusted for inflation based on the variation in the CPI for middle income-earners. The adjustment was applied monthly to non-monetary assets, equity (except for the revaluation surplus and exchange adjustment) contingent accounts and memorandum accounts. No adjustment was made to income, costs and expenses, and the financial statements for the preceding period did not have to be re-expressed.

            Financial statements are adjusted for inflation under U.S. GAAP when an entity operates in a hyperinflationary environment. The U.S GAAP Adjustment represent the cumulative inflation adjustment on the Bank's non-monetary assets for inflation occurring prior to January 1,1992, less depreciation expense.

            Under Colombian GAAP, the Bank updates the market value of properties, plant and equipment and recognizes this effect of revaluation in the equity, and in Statement of Operations when the market value is less than the book value. The last valuation was in December 2001.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            The components of the pro-forma adjustments to net income are as follows:

                                                       2000          2001          2002
                                                     --------      --------      --------
Additional inflation adjustment on non-monetary
   assets and stockholders' equity                   Ps 1,859      Ps    --      Ps    --
Additional depreciation of inflation adjustments
   related to non-monetary assets                        (303)         (187)           --
                                                     --------      --------      --------
Increase (decreased) in net income                   Ps 1,556      Ps  (187)     Ps    --
                                                     ========      ========      ========


            The components of the adjustments to stockholders' equity are as follows:

                                                    2000         2001         2002
                                                  --------     --------     --------
Effects of indexation on non-monetary assets:
       Premises and equipment                     Ps42,892     Ps42,705     Ps42,705
       Equity investments                              511          511          511
                                                  --------     --------     --------
                                                  Ps43,403     Ps43,216     Ps43,216
                                                  ========     ========     ========

      d)    Revaluation of assets

            In accordance with Colombian GAAP, reappraisals of a portion of the Bank's premises and equipment, equity investments and other non-monetary assets are made periodically and recorded in offsetting accounts which are shown under the asset caption "Asset reappraisals" and the stockholders' equity caption "Surplus from reappraisals of assets". Under U.S. GAAP, reappraisals of assets are not permitted.

      e)    Allowance for loan losses

            The methodology for evaluating loans under Colombian GAAP, as discussed in Note 2h, is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentage estimates, established by the Superintendency of Banking. Under both Colombian and U.S. GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to operations.

            U.S. GAAP requires a specific valuation allowance for impaired loans. Impaired loans are non-homogeneous loans that are evaluated individually for impairment and that are not performing in accordance with their contractual terms. An impaired loan is to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Troubled debt restructurings are evaluated in this manner.

            In general, commercial loans, which are 91 or more days past due, consumer and small business loans, which are 61 or more days past due, together with certain other loans identified by management, are deemed to be impaired.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            The following summarizes the allowance for loan losses under Colombian and U.S. GAAP at December 31, 2000, 2001 and 2002:

                                                      2000            2001            2002
                                                   ----------      ----------      ----------
Allowance for loan losses under
       Colombian GAAP
            Allowance for loan losses              Ps 285,565      Ps 271,729      Ps 332,324
            Allowance for other receivable (1)             --          28,463          18,073
            Allowance for lease rentals and
                 related receivable                     6,243           6,746           8,832
            Allowance for foreclosed assets            93,591         106,081         107,962
                                                   ----------      ----------      ----------
                                                   Ps 385,399      Ps 413,019      Ps 467,191
                                                   ----------      ----------      ----------

Allowance for loan losses under
       U.S. GAAP
            Allowance for loan losses
                and other receivables              Ps 227,247      Ps 223,227      Ps 339,612
            Allowance for lease rentals and
                 related receivable                     2,223           7,792           8,890
            Allowance for foreclosed assets            57,495          69,446          72,235
                                                   ----------      ----------      ----------
                                                   Ps 286,965      Ps 300,465      Ps 420,737
                                                   ----------      ----------      ----------

Additional allowance for loan losses
       under U.S. GAAP                             Ps (98,434)     Ps(112,554)     Ps (46,454)
                                                   ==========      ==========      ==========

            (1) For the year 2000, this allowance was not presented separately.

            At December 31, 2000, 2001, and 2002, the carrying value of loans considered to be impaired, under SFAS No. 114 (not including restructured loans) was approximately Ps 189,368, Ps 196,983 and Ps 136,718 respectively, and the related allowance for loan losses on those impaired loans totaled Ps 146,211, Ps 134,679 and Ps 121,253, respectively.

            For the years ended December 31, 2000, 2001 and 2002, the Bank recognized interest income of approximately Ps 17,266, Ps 5,741 and Ps 5,594, respectively on such impaired loans.

      f)    Loan origination fees and costs

            The Bank earns commissions (origination fees) on loans, lines of credit and letters of credit when collected and records related direct costs when incurred. For U.S. GAAP under SFAS No.91, "Accounting for Non-refundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases", loan origination fees and certain direct loan origination cost are recognized over the life of the related loans as an adjustment of yield.

      g)    Interest recognition - non-accrual loans

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            Since March 5, 2002, for Colombian GAAP purposes interest income is not accrued on (i) commercial loans that are more than 90 days past due (ii) consumer and small business loans that are more than 60 days or (iii) mortgage loans that are more than 120 days past due. Once a loan is non-performing, an allowance is established for 100% of the accrued interest receivable and the Bank ceases to recognize interest income on that loan. The Bank recognizes interest income on a cash basis for non-accrual loans.

            For U.S. GAAP purposes, all accrued interest is reversed against interest income once a loan becomes more than 90 days past due. U.S. GAAP also requires that if the collectibility of the principal of a non-accrual loan is in doubt, cash payments should be applied to reduce the principal to the extent necessary to remove such doubt.

            As a result, for U.S. GAAP purposes interest income on past due consumer and small business loans between 61 and 90 days, was included as accrued interest. Interest income from past due mortgage loans between 91 and 120 days, was reversed.

      h)    Deferred charges

            The Bank and its subsidiaries have deferred certain preoperating expenses and other deferred charges, which are expensed as incurred under U.S. GAAP.

      i)    Investment securities

            Up to August 2002, under Colombian GAAP securities were classified as "trading", "non-trading held to maturity", "permanent" and "hedges", the two first were divided debt and equity securities.

            In September 2002, the Superintendency of Banking issued External Circular 033 which changed the classification of investment securities as trading, held to maturity, and available for sale. According to this norm, an investment will be classified as trading when the Bank acquires it for the purpose of selling it in the near term, as held to maturity when the bank has the intention and ability to hold it to maturity, and as available for sale when the investment is not classified as trading or held to maturity.

            Change in Accounting Method for Investment Securities

            As required by External Circular 033 of 2002, effective September 2, 2002, the Bank changed its method of classification and valuation for investment securities. The effect of the change under Colombian GAAP, was a decrease to net income of Ps 20,393. This effect was the result of a change in the methodology used to determine the fair value for investment securities. Due to the effective date of adoption required it is not practical to determine the cumulative effect of this change in accounting method as of January 1, 2002 or prior period proforma effects.

            The effect of the change on net income under Colombian GAAP for the year ended December 31, 2002 is as follows:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



                                                      2002     Per share amounts
                                                      ----     -----------------
Consolidated net income under
       Colombian GAAP, before change in
       accounting method for investment
       securities                                  Ps230,773       Ps400,16

Effect of change in valuation method
       for investment securities at
       September 2, 2002, net of tax                 (20,393)       (35,36)
                                                   ---------       --------

Consolidated net income (loss) under
     Colombian GAAP as reported                    Ps210,380       Ps364,80
                                                   =========       ========


            Under US GAAP, investment securities that have readily determinable market values, are accounted for as follows:

            - Debt and equity securities that are bought and held principally for the purpose of selling them in the short term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings.

            - Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

            - Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported net of taxes, as a separate component of stockholders' equity. Any loss in value of an investment considered other than temporary is recognized in earnings

            As of December 31, 2000 the Bank classified its portfolio as trading and held to maturity investments and at December 31, 2001 and 2002 the Bank's portfolio was classified as trading, held to maturity and available for sale.

            The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as held-to-maturity and available for sale under U.S. GAAP are shown below:

                                                        Gross       Gross
                                                      unrealized  unrealized      Cost
                                         Fair value     gains       losses        basis
                                         ----------     -----       ------        -----
AVAILABLE FOR SALE:
December 31, 2001
     Securities issued or secured by
     Colombian government                 Ps1,320      Ps   --      Ps  428      Ps1,748
     Securities issued or secured by
     Government entities                    5,636           --          755        6,391
                                          -------      -------      -------      -------
             Total                        Ps6,956      Ps   --      Ps1,183      Ps8,139
                                          =======      =======      =======      =======

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



                                                                    Gross            Gross
                                                                 unrealized        unrealized         Cost
                                                Fair value          gains            losses           basis
                                                ----------          -----            ------           -----
AVAILABLE FOR SALE:
December 31, 2002
           Securities issued or secured by
                  Colombian government          Ps1,443,463      Ps  107,632      Ps      292      Ps1,336,123
           Securities issued or secured by
                  Government entities                71,619            1,784              837           70,672
           Securities issued or secured by
                  Financial entities                 35,470            2,285               --           33,185
           Eurobonds and Euronotes                  299,662            7,430              264          292,496
           Other investments                         35,924               --               11           35,935
                                                -----------      -----------      -----------      -----------
                                                Ps1,886,138      Ps  119,131      Ps    1,404      Ps1,768,411
                                                ===========      ===========      ===========      ===========



                                                             Gross          Gross
                                                           unrealized     unrealized     Amortized
                                            Fair value       gains          losses         Cost
                                            ----------       -----          ------         ----
HELD TO MATURITY:
December 31, 2001
       Securities issued or secured by
              Colombian government          Ps 57,768      Ps  3,929      Ps 11,078      Ps 64,917
       Securities issued or secured by
              Central Bank                         11             --              1             12
       Securities issued or secured by
              Government entities              46,810         10,214         20,815         57,411
                                            ---------      ---------      ---------      ---------

              Total                         Ps104,589      Ps 14,143      Ps 31,894      Ps122,340
                                            =========      =========      =========      =========

HELD TO MATURITY
December 31, 2002
       Securities issued or secured by
              Colombian government          Ps600,414      Ps  4,069      Ps     93      Ps596,438
       Eurobonds and Euronotes                  5,001             --          2,297          7,298
       Other investments                        4,245             --             --          4,245
                                            ---------      ---------      ---------      ---------
                                            Ps609,660      Ps  4,069      Ps  2,390      Ps607,981
                                            =========      =========      =========      =========


                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            The scheduled maturities of debt securities at December 31, 2002 were as follows:

                                            Held to maturity                 Available for sale
                                            ----------------                 ------------------
                                       Amortized          Fair             Cost             Fair
                                         Cost             Value            Basis            Value
Due in one year or less               Ps   10,941      Ps   10,944      Ps  137,264      Ps  141,569
Due from one year to five years           586,397          590,354        1,087,969        1,153,205
Due from five years to ten years           10,643            8,362          543,178          591,364
                                      -----------      -----------      -----------      -----------
   Total                              Ps  607,981      Ps  609,660      Ps1,768,411      Ps1,886,138


            As of December 31, 2000 and 2001, investments classified as held to maturity for purposes of U.S. GAAP were mandatory investments, which were required by law depending on the level of deposits.

            Investments classified as "held to maturity" for purposes of U.S. GAAP are securities issued or secured by Colombian government, which the bank has the intention and ability to hold to maturity.

            The Bank is not required under Colombian GAAP to disclose the proceeds from the sale of investment securities nor gains or losses resulting from such sales. As a result, it is not feasible to obtain that information in a reasonable manner for disclosure under U.S. GAAP.

Investments in non marketable equity securities:

      j) Investment in unaffiliates companies. High and Median quotation investments securities classified as "Available for sale " under Colombian GAAP.

            For purposes of Colombian GAAP, an investment in low, minimum exchange or unquoted equity securities of an investee is recorded using the average price published by the exchange. The result of

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            the valuation is recorded as unrealized gain or loss in shareholders' equity. The investee also records common stock dividends as income.

            Under U.S. GAAP, an investment in non-marketable equity securities of an investee is also recorded at cost if the investor cannot exercise significant influence. However, common stock dividends are not recorded as income. Instead, the costs of the shares previously held are allocated equitably to the total shares held after receipt of the stock dividend. When any shares are later disposed of, a gain or loss is determined on the basis of the adjusted cost per share.

      k) Investments in affiliates. Investments in low, minimum exchange or unquoted equity securities classified as "Available for sale" for purposes of Colombian GAAP

            For purposes of Colombian GAAP, an investment in non-marketable equity securities of an investee is recorded using the "intrinsic value" method. Under the intrinsic value method, the Bank records equity increases in stockholders' equity of the investee as a component of other comprehensive income and decreases in stockholders' equity of the investee with a charge to the Consolidated Statement of Operations. Also under equity method, cash dividends and common stock dividends reduced the equity amount.

            Under U.S. GAAP, an investment in non-marketable equity securities is recorded using the equity method when the investor can exercise significant influence or the cost method when significant influence cannot be exercised.

      l)    Lessee accounting

            The Bank's subsidiaries, Bancolombia de Panama and Leasing Colombia S.A., lease certain assets to third parties under non cancelable lease arrangements. These lease arrangements involve machinery and equipment, computer equipment and furniture and fixtures (with terms between three and five years).

            Under Colombian GAAP, assets leased to third parties with purchase options are recorded as premises and equipment at cost. Contracts made up to December 31, 1995 were recorded at acquisition or construction cost (including capitalizable improvements and expenses which increases the value of the property) and were adjusted for inflation up to December 31, 2000. The impact of this accounting method on the results of operations is substantially the same as under U.S. GAAP.

            Under U.S. GAAP, a net investment in direct financing leases would be established in an account representing the present value of the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor.

            Disclosure lessor accounting.

            The following lists the components of the net investment in direct financing leases as of December 31, 2001 and 2002:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



                                                        2001            2002
                                                     ----------      ----------
Total minimum lease payments to be received          Ps 324,505      Ps 469,895
Estimated residual values of leased property             26,862          32,987
Less:  Unearned income                                  (75,046)       (102,721)
                                                     ----------      ----------
Net investment in direct financing leases            Ps 276,321      Ps 400,161
                                                     ==========      ==========

            The following schedule shows the future minimum lease payments to be received on direct financing leases for each of the succeeding later years, through 2008:

Year ending December 31:
       2003                                                            Ps149,413
       2004                                                              117,249
       2005                                                               83,277
       2006                                                               58,807
       2007                                                               37,140
       Later years, through 2008                                          24,009
                                                                       ---------
Total minimum future lease payments
to be received                                                         Ps469,895
                                                                       =========

                  Lessee accounting

            Colombian accounting practice for operating and financial leasing operations are as follows for the lessee:

            (1) Financial leases are those involving land, sale-and-leaseback and short-term operations:

                  -     Real estate operations under five years.

                  -     Machinery and equipment operations under three years

                  -     Furniture and fittings operations under three years

                  -     Vehicles and equipment operations under two years


            (2)   All other leasing contracts are operating leases.

            Financial leases are treated as intangible assets matched by a liability equal to the cost of the asset net of the financing component. The asset is amortized or depreciated over its useful life.

            Payments under operating leases are charged to operating expenses.

            Under U.S. GAAP financial leases must meet one of the following conditions:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            -     Ownership is transferred

            -     There is a purchase option

            - The contract is for 75% or more of the useful life of the asset

            - The present value of the contract is 90% or more of the value of the asset.

            Financial contracts are recorded as an asset with a matching liability for the value of the asset leased, and the asset is depreciated in the same way as other owned assets.

            Depreciation is charged over the useful life of the asset if ownership is transferred or if the lease contains a purchase option. In other cases, the asset is depreciated over the life of the contract.

            A constant rate of interest is established to charge off the financial component to expenses. A portion of each payment is charged as an interest expense and the balance reduces the liability. For operating leases the lessee records an expense on a straight-line basis.



      m)    Business combination

            The purchase method of accounting under U.S. GAAP requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of fair market value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs include the income of the acquired company after the date of acquisition, and (iii) the costs directly related to the purchase of a business combination be included as a cost of the acquisition and, therefore, recorded as a component of goodwill.

            Effective July 1, 2001, the bank adopted the provisions of SFAS No. 141, and certain provisions of SFAS No. 142, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The new rules required that all business combinations consummated after June 30, 2001 be accounted for under purchase method. The nonamortization provisions of the new rules affecting good will and intangible assets with indefinite lives are effective for all business combinations completed after June 30, 2001.

            On January 1, 2002, the Bank adopted the remaining provisions of SFAS No. 142. Under the new rules, effective January 1, 2002, goodwill is no longer amortized, but is subject to annual impairment test. The bank believes it does not have intangible assets with indefinite lives.

            The Bank has performed the required impairment test of goodwill and there was no impairment of goodwill. Pursuant to the application of the new rule, the Bank reversed the amortization of goodwill from Colombian GAAP for the year ended 2002. See note 31 r), for proforma disclosures related to the adoption of SFAS No.142 on net income
            (loss) and earnings (loss) per share.

            The purchase method of accounting under Colombian GAAP requires that
            (i) the purchase price be

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of income of the acquiring company for the period in which a business combination occurs include the income of the acquired company as if the acquisition had occurred on the first day of the reporting period and (iii) the costs directly related to the purchase business combination not be considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by management.

            In addition, certain other merger related charges are permitted to be deferred and amortized under Colombian GAAP over 36 months while under US GAAP they are expensed as incurred.

      n)    Foreign currency translation adjustment

            For Colombian GAAP the translation adjustment resulting in the conversion of foreign currency statements was included in the determination of net income.

            Under U.S. GAAP according to SFAS No. 52, the translation adjustment shall be reported as a component of stockholders' equity.


      o)    Other

            In 2000, the Company accrued Ps 5,575 related to a penalty for early termination of a contract although management did not formally decide to terminate the subject contract until 2001.

            Under U.S. GAAP, the accrual of such amount in 2000 would not be appropriate. Accordingly, this amount has been reversed for U.S. GAAP purposes.

      p)    Estimated fair value of financial instruments

            As required by U.S. GAAP, the estimated fair value of the Bank's financial instruments, their carrying values and the major assumptions and methodologies used to estimate fair values at December 31, 2001 and 2002 are presented hereunder. The fair value of a financial instrument is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

            For those financial instruments with no quoted market prices available, fair values have been estimated using present value or other valuation techniques. These techniques are inherently subjective and are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows and prepayment assumptions.

            In addition, the fair values presented below do not attempt to estimate the value of the Bank's fee generating businesses and anticipated future business activities, that is, they do not represent the Bank's value as a going concern.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



                                                      December 31, 2001                  December 31, 2002
                                                 ----------------------------      ------------------------------
                                                   Carrying        Estimated         Carrying          Estimated
                                                    Amount         Fair value         Amount           Fair value
                                                    ------         ----------         ------           ----------
Financial assets:
   Cash and cash equivalents                     Ps  713,479      Ps  713,749      Ps  851,089       Ps  851,089
   Investment securities                           2,799,791        2,780,849        4,227,410         4,343,458
   Loans, net                                      5,078,476        5,035,592        5,864,991         5,875,776
   Foreign exchange and forward
              Contracts - gain (loss)                  9,232            9,232          (46,334)          (46,334)
   Accrued interest receivable on loans               77,681           77,681           83,459            83,459
   Customers' acceptances                             30,675           30,675           30,672            30,672


Financial liabilities:
       Deposits                                    7,580,848        7,580,848        8,788,158         8,788,158
       Overnight funds                               202,994          202,994          610,158           610,158
       Bank acceptances outstanding                   31,066           31,066           31,050            31,050
       Interbank borrowings                          399,595          399,595          403,962           403,962
       Borrowings from domestic development
              banks                                  431,059          431,059          713,053           713,053
       Long term debt                                  8,523            8,523           62,782            62,782

Off Balance Sheet Instruments:
   Commitments to extend credit                    7,727,587               --        9,692,273                --

            The following notes summarize the methods and assumptions used in estimating the fair values of financial instruments:

            SHORT-TERM FINANCIAL INSTRUMENTS

            Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach was used for cash and cash equivalents, time deposits in financial entities, customers' acceptances, accrued interest receivable and bank acceptances outstanding.

            INVESTMENT SECURITIES

            In general, the estimated fair values of these financial instruments were determined using either quoted market prices or dealer quotes where available, or quoted market prices of financial instruments with similar characteristics. Investment securities carried by the Bank to comply with legal provisions, were valued at their carrying amounts since they had no readily available market prices.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            LOANS

            Estimated fair values have been determined for loan portfolios with similar financial characteristics. Loans were segregated by type such as commercial and consumer, and each category was further segmented based on maturity fixed and variable rates and accrual and non-accrual status. The fair values of fixed-rate loans were estimated by discounting scheduled cash flows using prevailing market rates for these loans at the end of 2001 and 2002, respectively. For variable-rate loans, their carrying amounts were considered to be equivalent to their fair values. In addition, for non-accrual loans, the estimated fair values were based on the discounted value of estimated cash flows using higher discount rates appropriate to the higher risk involved considering the criteria established by SFAS 114.

            DERIVATIVES

            BC's derivatives are recorded at fair value on daily basis in conformity with the rules prescribed by the Superintendency of Banking, according with the class of instrument, as follows:

            Foreign exchange forward contracts:

            It must estimate the purchase or sale value of the exchange rate, then obtain the net value in foreign currency at valuation day and calculate the net gain or loss.

            Financial Instruments forward contracts:

            It is estimated the fair value without yields, then it must to value the agreed amount to present value and calculate the net gain or loss.

            Futures Contracts:

            The fair value of future contracts and other derivatives traded in stock markets are calculated by the respective stock market where BC's has conducted its operation.

            DEPOSITS

            The fair value of deposits with no defined maturity, such as non-interest bearing deposits and saving accounts, is taken to be the amount payable on demand at the reporting date. Fixed-maturity deposits have also been valued at their carrying amounts given the short-term maturity of such deposits.

            INTERBANK BORROWINGS AND BORROWINGS FROM DOMESTIC DEVELOPMENT BANKS

            Short-term interbank borrowings and borrowings from domestic development banks have been valued at their carrying amounts because of their relatively short-term mature. Long-term and domestic

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            development banks borrowings have also been valued at their carrying amount because they bear interest at variable rates.

            LONG TERM DEBT

            Long term debt are bonds emitted by Leasing Colombia S.A. and Abocol S.A. Buyers of this bonds are Colombian Pension Funds and it's price of negotiation is similar to the carrying amount.

      p)    Paid-in-capital

            In accordance with Colombian GAAP, paid-in capital in excess of par value of shares issued is credited to a legal reserve. Under U.S. GAAP, capital in excess of par value is credited to paid-in capital.

      q)    Unearned interest income

            Under Colombian GAAP, unearned interest income is recorded as a liability in the balance sheet. For U.S. GAAP purposes, only the net amounts (loan amount less unearned interest) would be classified as a loan. Under Colombian GAAP, unearned interest is amortized on a straight - line basis whereas U.S. GAAP requires the use of the effective interest method. However, the difference does not have a material impact on the Bank's financial statements.

      r)    Earnings per share

            Under Colombian GAAP, earnings per share is computed by dividing net income by the weighted average number of both common and preference shares outstanding for each period presented.

            U.S. GAAP also requires dual presentation of basic and diluted EPS for entities with complex capital structures as a well as a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. As of December 31, 2000, 2001 and 2002, the Bank had a simple capital structure. Therefore, no difference between Basic or Diluted EPS existed as of these dates.

            The following summarizes information related to the computation of basic earning(loss) per share for the years ended December 31, 2000, 2001 and 2002 (millions of pesos, except per share data):

                                                2000            2001           2002
                                             ---------       ---------      ---------
U.S. GAAP net income (loss)                  Ps(38,915)      Ps226,048      Ps207,152
                                             ---------       ---------      ---------

Less preferred share dividends                   6,424          14,989         23,554
                                             ---------       ---------      ---------

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



Income (loss) attributable to common
stockholders                                 Ps(45,339)      Ps211,059      Ps183,598
                                             =========       =========      =========
Weighted average number of common
   shares outstanding used in basic EPS
   calculation (in millions)                       380             398            398
                                             ---------       ---------      ---------

Basic earnings (loss) per share              Ps(119.31)      Ps 530.30      Ps 461.30
                                             =========       =========      =========


            Pro-forma net income (loss) and basic earnings (loss) per share for the years ended December 31, 2000, 2001 and 2002, adjusted to exclude amortization expense (net of tax) related to goodwill is as follows:

                                                 2000            2001           2002
                                              ---------       ---------      ---------
Income (loss) attributable to common
stockholders                                  Ps(45,339)      Ps211,059      Ps183,598
                                              =========       =========      =========

Goodwill amortization                            14,722          14,722             --
                                              ---------       ---------      ---------

Adjusted Income (loss) attributable
to common stockholders                        Ps(30,617)      Ps225,781      Ps183,598
                                              =========       =========      =========


Basic earning (loss) per share:

Reported basic earnings (loss) per share      Ps(119.31)      Ps 530.30      Ps 461.30
                                              =========       =========      =========

Goodwill amortization                             38.74           36.99             --
                                              ---------       ---------      ---------

Adjusted basic earnings (loss) Per share      Ps (80.57)      Ps 567.29      Ps 461.30
                                              =========       =========      =========



      s)    Merger expenses

            The indirect costs of the merger of Ps 33,028 recorded as "Merger expenses" in the consolidated statement of income under Colombian GAAP would be recorded, for U.S. GAAP purposes, in the respective line items to which the costs related.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



      t)    Segments Disclosure

            The following presents certain information about reported segment profit or loss, and segment assets:

                                      2000

                                                                                                    Governmental
                                                                                     Small               And
                                              Retail           Commercial          Business         Institutional        Corporate
                                              Banking            Banking            Banking            Banking         Headquarters
                                              -------            -------            -------            -------         ------------
Revenues from external customers           Ps   125,042       Ps    27,056       Ps    11,439       Ps    11,984       Ps   (12,993)

Revenues from transactions with other
operating segments of the same
enterprise                                       18,344              2,666                340             (3,507)            (8,954)

Interest income                                 251,131            178,684             82,249             95,082            133,440

Interest expense                                155,366             16,267             10,800             40,716            135,086

Net interest revenue                             95,765            162,417             71,629             54,366             (1,646)

Depreciation and amortization expense                --                 --                 --                 --             34,064

Provision for loans losses                       53,492              7,942              4,865             33,124            120,848

Administrative and other expense                303,243             22,737             18,396             19,143             86,636

Net monetary inflation adjustment                    --                 --                 --                 --              4,170

Income tax expense or benefit                        --                 --                 --                 --             22,823

Other income or expense, net                     21,424                494                996              2,389             28,738

Merger expenses                                      --                 --                 --                 --             44,828
                                           ------------       ------------       ------------       ------------       ------------
Segment profit before distribution of
income (expense) for treasury funds             (96,160)           161,954             61,143             12,965           (299,884)

Distribution of income (expense) for
treasury funds (1)                              146,545           (107,214)           (42,974)               (64)             3,707
Segment profit                             Ps    50,385       Ps    54,740       Ps    18,169       Ps    12,901       Ps  (296,177)
                                           ============       ============       ============       ============       ============
Segments assets                            Ps 1,681,547       Ps 1,441,311       Ps   669,758       Ps   813,649       Ps 2,387,801
                                           ============       ============       ============       ============       ============

                                         Offshore
                                        Commercial                                                  All other
                                          Banking        Trust         Leasing     Manufacturing    Segments             Total
                                          -------        -----         -------     -------------    --------             -----
Revenues from external customers       Ps    11,884  Ps    19,215   Ps    22,434   Ps    37,817   Ps    27,937       Ps   281,815

Revenues from transactions with other
operating segments of the same
enterprise                                   17,683          (384)          (210)           815         (1,782)            25,011

Interest income                             108,579         5,299          4,341            997         24,524            884,506

Interest expense                             81,766             1         18,043         16,560         23,105            497,710

Net interest revenue                         26,813         5,298        (13,702)       (15,563)         1,419            386,796

Depreciation and amortization expense           460         1,144          3,173          1,119          3,737             43,697

Provision for loans losses                   10,435           925          7,435            333          7,298            246,697

Administrative and other expense              1,632        13,108          4,381         25,056         26,783            521,115

Net monetary inflation adjustment                --        (2,947)           142          3,727         (1,161)             3,931

Income tax expense or benefit                    --         2,455          1,007            315          1,506             28,106

Other income or expense, net                  3,486         1,591          2,474            789         20,036             82,417

Merger expenses                                  --            --             --             --             --             44,828
                                       ------------  ------------   ------------   ------------   ------------       ------------
Segment profit before distribution of
income (expense) for treasury funds          47,339         5,141         (4,858)           762          7,125           (104,473)

Distribution of income (expense) for
treasury funds (1)                               --            --             --             --             --                 --
Segment profit                         Ps    47,339  Ps     5,141   Ps    (4,858)  Ps       762   Ps     7,125       Ps  (104,473)
                                       ============  ============   ============   ============   ============       ============
Segments assets                        Ps 1,661,136  Ps    52,424   Ps   128,417   Ps   225,219   Ps   430,396       Ps 9,491,658
                                       ============  ============   ============   ============   ============       ============


            (1) Those costs are calculated base on the funds that segments use or provide. Those do not have an impact in the final result

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



                                      2001

                                                                                              Governmental
                                                                              Small               And
                                        Retail           Commercial          Business        Institutional        Corporate
                                        Banking           Banking            Banking            Banking         Headquarters
                                        -------           -------            -------            -------         ------------
Revenues from external
customers                            Ps   149,834      Ps    25,125       Ps    12,042       Ps    10,831       Ps    (7,463)

Revenues from transactions
with other operating segments
of the same enterprise                     30,138             3,193              3,260             (1,603)           (37,727)

Interest income                           321,459           210,010            112,038             94,154            189,858

Interest expense                          162,625            14,195              9,903             53,949            194,883

Net interest revenue                      158,834           195,815            102,135             40,205             (5,025)

Depreciation and amortization
expense                                        --                --                 --                 --             27,567

Provision for loans losses                 31,142             2,890             (2,630)             4,070             53,984

Administrative and other
expense                                   305,183            25,790             20,334             20,591             70,814

Net monetary inflation
adjustment                                     --                --                 --                 --                 --

Income tax expense or benefit                  --                --                 --                 --             33,302

Other income or expense, net               24,295             1,456              1,275                 82             18,664

Merger expenses                                --                --                 --                 --             42,206

Segment profit before
distribution of income
(expense) for treasury funds               26,776           196,909            101,008             24,854           (259,424)

Distribution of income
(expense) for treasury funds(1)           139,212          (131,173)           (58,151)            22,779             27,333

Segment profit                       Ps   165,988      Ps    65,736       Ps    42,857       Ps    47,633       Ps  (232,091)
                                     ============      ============       ============       ============       ============

Segments assets                      Ps 1,960,065      Ps 1,652,670       Ps   843,872       Ps   748,559       Ps 2,832,592
                                     ============      ============       ============       ============       ============


                                    Offshore
                                   Commercial                                                         All other
                                    Banking        Trust         Leasing         Manufacturing         Segments           Total
                                    -------        -----         -------         -------------         --------           -----
Revenues from external
customers                        Ps     9,234  Ps    24,309   Ps    26,687       Ps    40,059       Ps    66,167       Ps   356,825

Revenues from transactions
with other operating segments
of the same enterprise                  7,170           888            508              1,535              4,903             12,265

Interest income                       132,437         6,158         12,385              1,230             25,859          1,105,588

Interest expense                       86,357            --         28,328             11,622             25,128            586,990

Net interest revenue                   46,080         6,158        (15,943)           (10,392)               731            518,598

Depreciation and amortization
expense                                   699         1,299            907              1,519              9,755             41,746

Provision for loans losses             16,790           946          4,608                876              5,826            118,502

Administrative and other
expense                                 4,319        14,369          5,630             28,026             46,228            541,284

Net monetary inflation
adjustment                                 --            --             --              2,761               (208)             2,553

Income tax expense or benefit              --         4,047            304              1,203              6,679             45,535

Other income or expense, net            6,950          (378)         2,953              1,537              6,652             63,486

Merger expenses                            --            --             --                 --                 --             42,206

Segment profit before
distribution of income
(expense) for treasury funds           47,626        10,316          2,756              3,876              9,757            164,454

Distribution of income
(expense) for treasury funds(1)            --            --             --                 --                 --                 --

Segment profit                   Ps    47,626  Ps    10,316   Ps     2,756       Ps     3,876       Ps     9,757       Ps   164,454
                                 ============  ============   ============       ============       ============       ============

Segments assets                  Ps 2,159,016  Ps    64,020   Ps   201,312       Ps   226,300       Ps   517,967       Ps11,206,373
                                 ============  ============   ============       ============       ============       ============


            (1) Those costs are calculated base on the funds that segments use or provide. Those do not have an impact in the final result

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



                                      2002

                                                                                  Governmental
                                                                     Small             And                             Offshore
                                   Retail         Commercial        Business      Institutional      Corporate        Commercial
                                   Banking         Banking          Banking          Banking        Headquarters       Banking
                                   -------         -------          -------          -------        ------------       -------
Revenues from external
customers                       Ps    176,296   Ps     30,930    Ps     18,975    Ps      7,764    Ps    (19,835)   Ps      6,628

Revenues from transactions
with other operating segments
of the same enterprise                 22,961          14,308            9,034           21,433          (69,367)         (31,185)

Interest income                       338,468         150,885          118,925           71,606          255,965           93,871

Interest expense                      135,141          14,687           12,420           55,261          172,153           70,217

Net interest revenue                  203,327         136,198          106,505           16,345           83,812           23,654

Depreciation and amortization
expense                                    --              --               --               --           27,788              846

Allowance for loans losses             17,269           5,851            3,187              231           39,303           64,951

Administrative and other
expense                               254,704          34,542           29,203           30,170          124,174            3,885

Net monetary inflation
adjustment                                 --              --               --               --               --               --

Income tax expense or benefit              --              --               --               --           25,364               --

Other income or expense, net            1,922            (144)              51           (1,122)          16,344           86,293

Merger expenses                            --              --               --               --           33,028               --

Segment profit before
distribution of income
(expense) for treasury funds          132,533         140,899          102,175           14,019         (238,703)          15,708

Distribution of income
(expense) for treasury
funds (1)                             116,985         (85,774)         (55,594)          41,547          (17,164)              --

                                =============   =============    =============    =============    =============    =============
Segment profit                  Ps    249,518   Ps     55,125    Ps     46,581    Ps     55,566    Ps   (255,867)   Ps     15,708
                                =============   =============    =============    =============    =============    =============

Segments assets                 Ps  2,334,832   Ps  1,606,634    Ps  1,137,409    Ps    717,142    Ps  3,796,115    Ps  2,985,578
                                =============   =============    =============    =============    =============    =============



                                                                                    All other
                                    Trust           Leasing      Manufacturing       Segments         Total
                                    -----           -------      -------------       --------         -----
Revenues from external
customers                       Ps     34,327   Ps     32,884    Ps    (14,820)   Ps     48,564   Ps    321,713

Revenues from transactions
with other operating segments
of the same enterprise                  1,532            (244)           9,275            2,074         (20,179)

Interest income                         6,338           3,848            1,914           24,099       1,065,919

Interest expense                        2,047          20,943            5,036           22,631         510,536

Net interest revenue                    4,291         (17,095)          (3,122)           1,468         555,383

Depreciation and amortization
expense                                 1,078             809            1,023            5,247          36,791

Allowance for loans losses                647           3,446              329            6,415         141,629

Administrative and other
expense                                21,594           7,177           21,686           54,215         581,350

Net monetary inflation
adjustment                                 --              --               --               --              --

Income tax expense or benefit           5,648           1,214            1,938            8,453          42,617

Other income or expense, net            1,180           1,435           21,127           41,613         168,699

Merger expenses                            --              --               --               --          33,028

Segment profit before
distribution of income
(expense) for treasury funds           12,363           4,334          (12,516)          19,389         190,201

Distribution of income
(expense) for treasury
funds (1)                                  --              --               --               --              --

                                =============   =============    =============    =============   =============
Segment profit                  Ps     12,363   Ps      4,334    Ps    (12,516)   Ps     19,389   Ps    190,201
                                =============   =============    =============    =============   =============

Segments assets                 Ps     74,151   Ps    308,046    Ps    225,413    Ps    530,270   Ps 13,715,590
                                =============   =============    =============    =============   =============


            (1) Those costs are calculated base on the funds that segments use or provide. Those do not have an impact in the final result

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            The following is a reconciliation of reportable segments revenues, profit or loss and assets, to the Banks' consolidated totals.

                                                        2000                 2001                 2002
                                                   -------------        -------------        -------------
Revenues

Total revenues for reportable segments             Ps  1,140,653        Ps  1,377,748        Ps  1,292,716
Other revenues                                            69,034              136,462              254,266
Elimination of intersegment revenues                     (25,011)             (12,265)              20,179
                                                   -------------        -------------        -------------
Total revenues for reportable segments             Ps  1,184,676        Ps  1,501,945        Ps  1,567,161
                                                   =============        =============        =============


                                                        2000                 2001                 2002
                                                   -------------        -------------        -------------
Profit or Loss

Total profit or loss for reportable segments       Ps   (111,599)       Ps    154,697        Ps    170,812
Other profit or loss                                       7,123                9,756               19,389
Elimination of intersegment profits                       (9,514)              (7,920)              20,179
                                                   -------------        -------------        -------------
Net income (loss)                                  Ps   (113,990)       Ps    156,533        Ps    210,380
                                                   =============        =============        =============

Assets

Total assets for reportable segments               Ps  9,061,262        Ps 10,688,406        Ps 13,185,320
Other assets                                             430,396              517,967              530,270
Elimination of intersegment assets                      (883,911)            (931,914)          (1,116,008)
                                                   -------------        -------------        -------------
Consolidated total                                 Ps  8,607,747        Ps 10,274,459        Ps 12,599,582
                                                   =============        =============        =============


            The following sumarizes the Bank's revenues and long-lived assets attributable to Colombia and other foreign countries:

                                                              2002
                                                --------------------------------
                                                                        Long
Geographic Information                          Revenues            Lived-Assets
                                                --------            ------------
Republic of Colombia                            1,477,668              582,318
Republic of Panama                                 69,314               93,915
                                                ---------            ---------

Total                                           1,546,982              676,233
Eliminations                                       20,179               (2,333)
                                                ---------            ---------
   Total, net                                   1,567,161              673,900

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            RECENT U.S. GAAP PRONOUNCEMENTS

            In June 2002, the FASB issued Statement No. 146 "Accounting for Costs Associated with Exit or Disposal Activities", This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, early application encouraged. BC is evaluating the impact Statement 146 may have on its future Consolidated Financial Statements.

            In October, 2002, the FASB issued Statement No. 147 "Acquisitions of Certain Financial Institutions". Except for transactions between two or more mutual enterprises, this Statement requires that acquisitions of certain financial institutions be accounted for in accordance with FASB Statements No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". Thus, the requirement to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets. The Effective Date of This Statement about the application of the purchase method of accounting, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. This Statement may have an impact on BC if another business combination would take place.

            In November, 2002, the FASB issued the Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others." The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. This guidance does not apply to certain guarantee contracts, such as those issued by insurance companies or for a lessee's residual value guarantee embedded in a capital lease. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor's fiscal year-end. The disclosure requirements in the Interpretation are effective for financial statements of

                       BANCOLOMBIA S. A. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)



            interim or annual periods ending after December 15, 2002. BC is evaluating the impact FIN 45 may have on its future Consolidated Financial Statements.

            In January, 2003, the Financial Accounting Standards Board (FASB) has issued Interpretation No. 46, Consolidation of Variable Interest Entities. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. Consolidation by a primary beneficiary of the assets, liabilities and results of activities of variable interest entities will provide more complete information about the resources, obligations, risks and opportunities of the consolidated company. To further assist financial statement users in assessing a company's risks, the Interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The interpretation FIN 46 will have no impact on net income or stockholders' equity.

            In December, 2002, FASB issued Statement No. 148 "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement No. 123". This Statement provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This Statement permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation. Both of those methods avoid the ramp-up effect arising from prospective application of the fair value based method. In addition, this Statement does not permit the use of the original Statement 123 prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003. Also, in the absence of a single accounting method for stock-based employee compensation, this Statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. In addition, this Statement improves the timeliness of those disclosures by requiring their inclusion in financial reports for interim periods. BC evaluated the impact of applying FASB 148, and determined it will have no impact on net income or stockholders' equity.