Form 20-F
period 2003-12-31
BANCOLOMBIA SA
filed 2004-03-26
CIK 1071371

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 26, 2004

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                         ------------------------------
                                    FORM 20-F
                         ------------------------------

(Mark One)
    [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
    [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003
                                       OR
    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____________ to ______________
                         Commission file number: 1-13850
                                BANCOLOMBIA S.A.
             (Exact name of Registrant as specified in its charter)
                                       N/A
                 (Translation of Registrant's name into English)
                              REPUBLIC OF COLOMBIA
                 (Jurisdiction of incorporation or organization)
                               CALLE 50 NO. 51-66
                               MEDELLIN, COLOMBIA
                    (Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

                                                      NAME OF EACH EXCHANGE
       TITLE OF EACH CLASS                             ON WHICH REGISTERED
       -------------------                             -------------------
    AMERICAN DEPOSITARY SHARES                        New York Stock Exchange
    PREFERRED  SHARES                                 New York Stock Exchange*

------------------
     * Bancolombia's Preferred Shares are not listed for trading, but only in connection with the registration of American Depositary Shares, which are evidenced by American Depositary Receipts each representing 4 preferred shares.

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

          Common Shares .................................. 398,259,608
          Preferred Shares ............................... 178,435,787

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]
    Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

PRESENTATION OF FINANCIAL INFORMATION............................................................................      i

FORWARD-LOOKING STATEMENTS.......................................................................................    iii

PART I. .........................................................................................................      1

  ITEM l.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............................................      1

  ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE..........................................................      1

  ITEM 3.       KEY INFORMATION..................................................................................      1
    A.  SELECTED FINANCIAL DATA .................................................................................      1
    B.  CAPITALIZATION AND INDEBTEDNESS .........................................................................      5
    C.  REASONS FOR THE OFFER AND USE OF PROCEEDS ...............................................................      5
    D.  RISK FACTORS.............................................................................................      5

  ITEM 4.       INFORMATION ON THE COMPANY ......................................................................     13
    A.  HISTORY AND DEVELOPMENT OF THE COMPANY...................................................................     13
    B.  BUSINESS OVERVIEW........................................................................................     15
    C.  ORGANIZATIONAL STRUCTURE.................................................................................     48
    D.  PROPERTY, PLANT AND EQUIPMENT............................................................................     48
    E.  SELECTED STATISTICAL INFORMATION.........................................................................     49

  ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................................................     79
    A.  OPERATING RESULTS .......................................................................................     79
    B.  LIQUIDITY AND CAPITAL RESOURCES..........................................................................     89
    C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC......................................................     93
    D.  TREND INFORMATION .......................................................................................     93
    E.  OFF-BALANCE SHEET ARRANGEMENTS ..........................................................................     94
    F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS............................................................     95
    G.  CRITICAL ACCOUNTING POLICIES AND ESTIMATES ..............................................................     95
    H.  RECENT U.S. GAAP PRONOUNCEMENTS .........................................................................     97
    1.  RELATED PARTY TRANSACTIONS ..............................................................................     98

  ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ......................................................     98
    A.  DIRECTORS AND SENIOR MANAGEMENT..........................................................................     98
    B.  COMPENSATION ............................................................................................    101
    C.  BOARD PRACTICES .........................................................................................    101
    D.  EMPLOYEES ...............................................................................................    103
    E.  SHARE OWNERSHIP .........................................................................................    103

  ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................................................    103
    A.  MAJOR SHAREHOLDERS.......................................................................................    103
    B.  RELATED PARTY TRANSACTIONS ..............................................................................    104
    C.  INTEREST OF EXPERTS AND COUNSEL .........................................................................    105

  ITEM 8.       FINANCIAL INFORMATION. ..........................................................................    105
    A.  CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION .......................................    105
    B.  SIGNIFICANT CHANGES......................................................................................    108

  ITEM 9. THE OFFER AND LISTING..................................................................................    108
    A.  OFFER AND LISTING DETAILS................................................................................    108


    B.  PLAN OF DISTRIBUTION ..................................................................................    109
    C.  MARKETS................................................................................................    109
    D.  SELLING SHAREHOLDERS ..................................................................................    110
    E.  DILUSION...............................................................................................    110
    F.  EXPENSES OF THE ISSUE .................................................................................    110

  ITEM 10. ADDITIONAL INFORMATION .............................................................................    110
    A.  SHARE CAPITAL..........................................................................................    110
    B.  MEMORANDUM AND ARTICLES OF association ................................................................    110
    C.  MATERIAL CONTRACTS ....................................................................................    110
    D.  EXCHANGE CONTROLS......................................................................................    111
    E.  TAXATION ..............................................................................................    111
    F.  DIVIDENDS AND PAYING AGENTS............................................................................    113
    G.  STATEMENT BY EXPERTS. .................................................................................    113
    H.  DOCUMENTS ON DISPLAY ..................................................................................    113
    I.  SUBSIDIARY INFORMATION.................................................................................    113

  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK .........................................    113

  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .............................................    135

PART II........................................................................................................    135

  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ....................................................    135

  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE PROCEEDS ..........................    135

  ITEM 15. CONTROLS AND PROCEDURES ............................................................................    135

  ITEM 16. RESERVED ...........................................................................................    135

  ITEM. 16.A AUDIT COMMITTEE FINANCIAL EXPERT..................................................................    135

  ITEM. 16.B CODE OF ETHICS....................................................................................    136

  ITEM. 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES............................................................    136

 PART III. ....................................................................................................    136

  ITEM 17. FINANCIAL STATEMENTS ...............................................................................    136

  ITEM 18. FINANCIAL STATEMENTS ...............................................................................    136

  ITEM 19. EXHIBITS ...........................................................................................    137

                      PRESENTATION OF FINANCIAL INFORMATION

         BANCOLOMBIA S.A., which may also act under the name of BANCO DE COLOMBIA S.A. ("Bancolombia," "BC," the "Bank," "us" or "we"), is a banking institution organized under Colombian law. We maintain accounting records in Colombian pesos ("peso," "pesos" or "Ps"). The audited consolidated financial statements of BC and its subsidiaries for the years ended December 31, 2001, 2002 and 2003 contained in this annual report on Form 20-F (the "Annual Report") (collectively, including the notes thereto, the "Financial Statements") are expressed in pesos. In this Annual Report, references to "U.S. dollar," "U.S. dollars," and "US$" are to United States dollars.

         This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of Ps 2,807.2 per US$1.00, which corresponds to the average of the Tasa Representativa del Mercado ("Representative Market Rate") for December 2003. The Representative Market Rate is computed and certified by the Superintendencia Bancaria (the "Superintendency of Banking"), the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including BC). The Superintendency of Banking also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements, and converting amounts in foreign currency to Colombian pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, United States dollars at that rate or any other rate. On March 8, 2004, the Representative Market Rate was Ps 2,673.29 per US$1.00. As used in this Annual Report, the term "billion" means one thousand million (1,000,000,000).

         Colombia experienced two-digit inflation rates until 1999 but has experienced single-digit inflation rates thereafter (7.65%, 6.99% and 6.49% for the years ended December 31, 2001, 2002 and 2003, respectively). From January 1, 1992 to December 31, 1998, Colombia's generally accepted accounting principles ("Colombian GAAP") required that financial statements of Colombian financial institutions (including the Bank) be adjusted for inflation on a one-month's lagging basis, by applying coefficients of changes in the Colombian middle-income consumer price index for the relevant period to non-monetary assets and liabilities, shareholders' equity (other than surplus from reappraisal of assets and cumulative translation adjustments) and results of operations. Effective January 1, 1999, Law 448 of 1998 eliminated the use of inflation adjustments in income, expense and inventory accounts, and in April 2001, the Superintendency of Banking issued External Circular 014, which eliminated the use of inflation adjustments in all the accounts of the financial statements beginning January 1, 2001. See Note 2 to the Financial Statements. Accordingly, financial information in this Annual Report is presented in nominal pesos for the years ended December 31, 2001, 2002 and 2003, without adjustment for inflation.

         Accounting practices and the preparation of financial statements of the Bank and its subsidiaries follow the special regulations of the Colombian Superintendency of Banking, or, in the absence of such regulations, the accounting practices generally accepted in Colombia. Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States, known as U.S. GAAP. References to Colombian GAAP in this annual report are to Colombian GAAP as supplemented by the applicable rules of the Colombian Superintendency of Banking.

         For consolidation purposes, financial statements of the Bank and its subsidiaries must be prepared under uniform accounting policies. In order to comply with this, financial statements of foreign subsidiaries were adjusted as required by Colombian regulations with regard to investments, loans and leased assets.

         The Bank consolidates companies in which it holds, directly or indirectly, 50% or more of outstanding voting shares. The Bank's subsidiary Bancolombia (Panama) S.A. sub-consolidates the following companies: Bancolombia Cayman, Sistema de Inversiones y Negocios S.A., Sinesa Holding Company and Future Net Inc. The Bank's subsidiary Almacenar S.A. consolidates the company Unicargo de Colombia S.A. The subsidiary Colcorp S.A. consolidates the companies Inmobiliaria Bancol S.A., Abocol S.A., Valores Simesa S.A. (a company resulting from a spin-off by Simesa S.A. on December 31, 2000), Fundicom S.A. and Todo Uno Colombia S.A.

                           FORWARD-LOOKING STATEMENTS

         This Annual Report on Form 20-F contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and information relating to us that are not based on historical facts but instead on beliefs of management as well as assumptions made by and information currently available to us. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," "predict," "target," "forecast," "guideline," "should" and "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by our targeted customers, changes in business strategy and various other factors, both referenced and not referenced in this Annual Report on Form 20-F. Should one or more of these risks or uncertainties materialize, or should our underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Forward-looking statements speak only as of the date they are made, and the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events.

         Factors that could cause actual results to differ materially and adversely include, but are not limited to:

         - Changes in general economic, business, political, fiscal or other conditions in Colombia or changes in general economic or business conditions in Latin America;

         - Changes in capital markets or in markets in general that may affect policies or attitudes towards lending to Colombia or Colombian companies;

         -        Increased costs;

         - Unanticipated increase in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

         - The factors discussed under "Item 3 - Key Information - Risk Factors"; Item 5, "Operating and Financial Review and Prospects"; and elsewhere in this Annual Report and in the documents that it incorporates by reference.

         Important factors that could affect forward-looking statements are subject to change and the Bank does not intend to update the foregoing list of factors. New factors emerge from time to time, and it is not possible for the Bank to predict all of these factors. By means of this cautionary note, the Bank intends to avail itself of the safe harbor from liability with respect to forward-looking statements provided by Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The selected consolidated financial data as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 set forth below has been derived from our audited Consolidated Financial Statements included in this Report. The selected consolidated financial data as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 set forth below have been derived from our audited consolidated financial statements for the respective periods, which are not included herein.

                                                                        AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                      1999          2000           2001          2002          2003        2003(1)
                                                  ------------  ------------  ------------  ------------  ------------  -----------
                                                      (Ps million and U.S. dollars thousands (1), except per share and American
                                                                          Depositary Shares "ADS" amounts)
CONSOLIDATED STATEMENT OF OPERATIONS:
COLOMBIAN GAAP:
Interest income.................................  Ps 1,227,269  Ps   842,633  Ps   881,757  Ps   738,184  Ps 1,400,255  US$ 498,808
Interest expense................................      (821,203)     (458,855)     (529,074)     (466,223)     (480,513)    (171,172)
                                                  ------------  ------------  ------------  ------------  ------------  -----------
   NET INTEREST INCOME..........................       406,066       383,778       352,683       271,961       919,742      327,636
Provisions for loans and accrued interest
   losses(2)....................................      (250,153)     (152,296)      (73,953)     (115,154)     (162,058)     (57,729)
Provision for foreclosed assets and other assets       (50,396)     (112,219)      (63,537)      (71,212)      (68,892)     (24,541)
                                                  ------------  ------------  ------------  ------------  ------------  -----------
   NET INTEREST INCOME AFTER PROVISIONS.........       105,517       119,263       215,193        85,595       688,792      245,366

Other operating income..........................       330,436       341,971       620,188       828,977       674,647      240,327
Operating expenses..............................      (699,190)     (618,352)     (696,963)     (755,801)     (869,350)    (309,686)
                                                  ------------  ------------  ------------  ------------  ------------  -----------
   NET OPERATING INCOME (LOSS)..................      (263,237)     (157,118)      138,418       158,771       494,089      176,007
Net non-operating income (loss).................        55,362        67,792        51,000        79,787        37,600       13,394
Net monetary inflation adjustment...............        (2,401)        4,209             -             -             -            -
                                                  ------------  ------------  ------------  ------------  ------------  -----------
   INCOME (LOSS) BEFORE TAXES...................      (210,276)      (85,117)      189,418       238,558       531,689      189,401

Minority interest (loss)........................          (249)         (767)       (1,310)       14,440           330          118
Income taxes....................................       (29,642)      (28,106)      (31,575)      (42,618)      (62,635)     (22,312)
                                                  ------------  ------------  ------------  ------------  ------------  -----------
   NET INCOME (LOSS)............................  Ps  (240,167) Ps  (113,990) Ps   156,533  Ps   210,380  Ps   469,384  US$ 167,207
                                                  ============  ============  ============  ============  ============  ===========

Weighted average of Preferred and
   Common Shares outstanding(3).................   249,934,805    42,137,634   576,695,395   576,695,395   576,695,395
Net operating income (loss) per share(3)(4).....  Ps    (1,053) Ps      (290) Ps       240  Ps       275  Ps       857  US$    0.31
Net operating income (loss) per ADS.............        (4,213)       (1,159)          960         1,101         3,427         1.22
Net income (loss) per share(3)(4)...............          (961)         (210)          271           365           814         0.29
Net income (loss) per ADS.......................        (3,844)         (840)        1,084         1,460         3,256         1.16
Cash dividends declared per share(5)............             -            36            84           132           272         0.10
Cash dividends declared per ADS.................             -           144           336           528         1,088         0.39

U.S. GAAP:
Net income (loss)...............................  Ps  (168,958) Ps   (38,915) Ps   226,048  Ps   207,152  Ps   474,419  US$ 169,001
Net income (loss) per share(6)..................          (880)         (119)          530           461         1,070         0.38
Net income (loss) per ADS.......................        (3,520)         (476)        2,120         1,844         4,280         1.52

--------------

(1) Amounts stated in dollars have been translated at the rate of Ps 2,807.20 to US$1.00 which is the average Representative Market Rate for the month of December 2003, as reported and certified by the Superintendency of Banking.

(2) Includes a provision for accrued interest losses amounting to Ps 48,507 million, Ps 20,178 million, Ps 4,945 million, Ps 4,518 and Ps 5,784 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 respectively.

(3) Includes Common Shares and 58,060,562 Preferred Shares for 1999; and 178,435,787 Preferred Shares for 2000, 2001, 2002 and 2003.

(4) Reflects all dividends per share distributed through December 31, 1999. Calculated on the basis of average outstanding shares during the period.

(5)      This data is presented on an annualized basis.

(6) Reflects all dividends per share distributed up to December 31, 1999. Under U.S. GAAP, these shares are considered outstanding since the beginning of the earliest period presented. Net income per share under U.S. GAAP is presented on the basis of net income available to common stockholders divided by the weighted average number of Common Shares outstanding (281 million for 1999 and 398 million for each of 2000, 2001, 2002 and 2003). See Note 30 to the Financial Statements.

                                                                     AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------------------------------------------
                                                   1999          2000           2001           2002           2003         2003(1)
                                               ------------  ------------  -------------  -------------  -------------  ------------
                                               (Ps million and U.S. dollars thousands(1), except per share and American Depositary
                                                                                Shares "ADS" amounts)
CONSOLIDATED BALANCE SHEET
COLOMBIAN GAAP:
ASSETS:
Cash and dues from banks.....................  Ps   490,293  Ps   428,466  Ps    536,813  Ps    643,405  Ps    848,052  US$  302,099
Overnight funds..............................       232,252       291,786        176,666        207,684        598,409       213,169
Investment securities, net...................     1,462,601     1,575,304      2,984,552      4,343,458      4,336,724     1,544,858
Loans, net...................................     4,530,943     4,826,506      5,078,476      5,864,991      7,642,405     2,722,430
Accrued interest receivable on loans, net....        86,635        84,693         77,681         83,459        103,209        36,766
Customers' acceptances and derivatives.......        23,251        40,358         39,907        (15,662)         1,539           548
Accounts receivable, net.....................       135,867       106,557        106,764        181,663        167,423        59,641
Premises and equipment, net..................       445,922       332,120        320,080        317,724        337,964       120,392
Foreclosed assets, net.......................       131,382        99,418         74,656         77,299         59,200        21,089
Prepaid expenses and deferred charges........       154,148       107,848         84,483         58,421         27,832         9,915
Goodwill.....................................       202,750       164,201        141,552        118,904         99,910        35,591
Leasing, net.................................       211,083       192,883        241,866        341,791        533,093       189,902
Other assets.................................       105,610        94,884        169,236        116,634        166,956        59,472
Reappraisal of assets........................       301,992       262,723        241,727        259,811        253,413        90,273
                                               ------------  ------------  -------------  -------------  -------------  ------------
   TOTAL ASSETS..............................  Ps 8,514,729  Ps 8,607,747  Ps 10,274,459  Ps 12,599,582  Ps 15,176,129  US$5,406,145
                                               ============  ============  =============  =============  =============  ============

LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits.....................................  Ps 5,945,510  Ps 6,116,022  Ps  7,580,848  Ps  8,788,158  Ps 10,231,997     3,644,912
Borrowings...................................     1,094,692       908,103        830,654      1,117,015      1,211,595       431,603
Other liabilities............................       704,728       717,739        892,506      1,410,061      2,043,158       727,828
Shareholders' equity.........................       769,799       865,883        970,451      1,284,348      1,689,379       601,802
                                               ------------  ------------  -------------  -------------  -------------  ------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  Ps 8,514,729  Ps 8,607,747  Ps 10,274,459  Ps 12,599,582  Ps 15,176,129  US$5,406,145
                                               ============  ============  =============  =============  =============  ============

U.S. GAAP:
Shareholders' equity.........................  Ps   724,636  Ps   951,191  Ps  1,147,989  Ps  1,413,445  Ps  1,832,886  US$  652,923
Shareholders' equity per share(2)............         2,899         1,755          1,991          2,451          3,178          1.13
Shareholders' equity per ADS(2)..............        11,596         7,020          7,964          9,804         12,712          4.52

------------------
(1) Amounts stated in dollars have been translated at the rate of Ps 2,807.20 to US$1.00 which is the average Representative Market Rate for the month of December 2003, as reported and certified by the Superintendency of Banking.

(2) Shareholders' equity per share is calculated based on the number of Common Shares and Preferred Shares. The weighted average (rounded to the nearest million) of Preferred and Common Shares outstanding amounted to 250 million for the year ended December 31, 1999; 542 million for the year ended December 31, 2000; and 577 million for the years ended December 31, 2001, 2002 and 2003.

                                                                               AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                                       --------------------------------------------------------
                                                                         1999        2000        2001        2002        2003
                                                                       --------    --------    --------    --------    --------
                                                                               (percentages, except for operating data)
SELECTED RATIOS:(1)
COLOMBIAN GAAP:
PROFITABILITY RATIOS:
Net interest margin(2) ............................................        6.69        6.45        4.70        2.95        8.02
Return on average total assets(3) .................................       (2.75)      (1.44)       1.65        1.88        3.40
Return on average shareholders' equity(4) .........................      (22.16)     (11.75)      14.58       20.42       31.14
EFFICIENCY RATIO:
Operating expenses as a percentage of net operating
   income(5) ......................................................       94.93       85.20       71.64       68.65       54.53
CAPITAL RATIOS:
Period-end shareholders' equity as a percentage of period-end total
   assets .........................................................        9.04       10.06        9.45       10.19       11.13
Period-end regulatory capital as a percentage of period-end risk-
   weighted assets(6) (7) .........................................        9.09       11.09       10.61       11.61       13.08
CREDIT QUALITY DATA:

Non-performing loans as a percentage of total loans(8) ............        6.29        3.52        4.54        1.77        0.95
"C", "D" and "E" loans as a percentage of total loans(11) .........       13.33       10.45        9.70        9.71        4.93
Allowance for loan and accrued interest losses as a
   percentage of non-performing loans .............................      119.27      175.98      122.91      316.80      515.13
Allowance for loan and accrued interest losses as a
   percentage of "C", "D" and "E" loans(11) .......................       56.27       59.23       57.57       57.71       99.07
Allowance for loan and accrued interest losses as a
   percentage of total loans ......................................        7.50        6.19        5.58        5.61        4.89

OPERATING DATA:
Number of branches(9) .............................................         341         321         323         340         354
Number of employees(10) ...........................................       8,539       7,688       7,518       7,581       8,001

---------------
(1)       Ratios were calculated on the basis of monthly averages.

(2) Defined as net interest income divided by average interest-earning assets.

(3)       Net income divided by average total assets.

(4)       Net income divided by monthly average shareholders' equity.

(5) Net operating income includes net interest income, fees and income from services, net and other operating income.

(6)       For an explanation of risk-weighted assets and Technical Capital, see
          Item 4. Information on the Company - B. Business Overview - Supervision and Regulation - Capital Adequacy Requirements.

(7) The derivatives' risk-weigh percentage used in the calculation of the total risk-weighted assets was changed by External Circular 076 of 2000 issued by the Superintendency of Banking.

(8) Non performing loans are small business loans and consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more and mortgage loans that are past due 120 days or more.

(9) Number of branches does not include branches of the Bank's subsidiaries.

(10) The number of employees includes employees of the Bank's consolidated subsidiaries.

(11) See Item 5.E.3 - Classification of the loan portfolio for a description of "C," "D" and "E" Loans.

EXCHANGE RATES

         On March 8, 2004 the Representative Market Rate was Ps 2,673.29 per US$1.00. The following table sets forth the high and low Peso/U.S. dollar exchange rates for the last six months:

            RECENT EXCHANGE RATES OF PESO PER US$1.00:

              MONTH                      LOW         HIGH
              -----                    --------    --------
September 2003.....................    2,816.74    2,889.39
October 2003.......................    2,857.88    2,907.41
November 2003......................    2,826.60    2,878.05
December 2003......................    2,778.21    2,836.05
January 2004.......................    2,721.56    2,778.92
February 2004......................    2,651.94    2,757.14

Source: Superintendency of Banking.

         The following table sets forth the average Peso/U.S. dollar Representative Market Rate for each of the five most recent financial years, calculated by using the average of the exchange rates on the last day of each month during the period. The Federal Reserve Bank of New York does not report a rate for Pesos. The Superintendency of Banking calculates the Representative Market Rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including BC, for the purchase and sale of foreign currency.

                 PESO/US$1.00
----------------------------------------------
          REPRESENTATIVE MARKET RATE
----------------------------------------------
              PERIOD                  AVERAGE
---------------------------------     --------
1999.............................     1,770.30
2000.............................     2,104.72
2001.............................     2,301.74
2002.............................     2,534.22
2003.............................     2,875.05

Source: Superintendency of Banking.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

         The factors referred to below, as well as all other information presented in this Annual Report, should be considered by investors when reviewing any forward-looking statements contained in this Annual Report, in any document included in this Annual Report by reference, in any of the Bank's future public filings or press releases, or in any future oral statements made by the Bank or any of its officers or other persons acting on its behalf. The risks and uncertainties described below are not the only ones that the Bank faces. Additional risk and uncertainties that the Bank does not know about or that the Bank currently thinks are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

D.1.     RISKS RELATING TO COLOMBIA

         Most of the Bank's operations, property and customers are located in Colombia. Accordingly, the quality of our assets, our financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Colombia.

D.1.i. COLOMBIA HAS EXPERIENCED SEVERAL PERIODS OF VIOLENCE AND INSTABILITY AND SUCH INSTABILITY COULD AFFECT THE ECONOMY AND THE BANK

         The Colombian government (excluding departmental and municipal governments) has historically exercised substantial influence over the Colombian economy, and its policies may continue to have an important effect on Colombian entities (including BC), market conditions, prices, and rates of return on Colombian securities (including BC's securities).

         The market value of BC's securities and the dividends thereon may also be affected by changes in labor costs, inflation, interest rates, taxation, social instability and other political or economic developments in Colombia. The Bank can not provide any assurance that future developments in government policies or in the Colombian economy will not impair its business or financial condition or the market value of its stock.

         Democratic presidential elections were held in May, 2002, and the new government of President Alvaro Uribe Velez took office on August 7, 2002. The new government has vowed to increase security within a democratic framework, fight corruption and carry out economic and social reforms to ensure the revitalization of the Colombian economy. However, the government may not decide to continue its current economic policies, or these policies may no longer have a positive effect on the economy or the Colombian financial sector.

         Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels. In response, the government has implemented various security measures and has strengthened its military and police forces by creating specialized units. Despite these efforts, drug-related crime and guerilla activity continue to exist in Colombia. Due to continued attacks by rebel groups against the Colombian population, on August 10, 2002, the government declared a state of "conmocion interior", which it extended until May 6, 2003, through Decree 245 of 2003. These activities, their possible escalation and the violence associated with them may have a negative impact on the Colombian economy or on the Bank in the future.

D.1.ii.  POLITICAL, ECONOMIC AND FINANCIAL ENVIRONMENT

         The following information illustrates the main aspects of the political, economic and financial environment in Colombia during year 2003:

         POLITICAL

         The political environment in Colombia is stable. Despite the recent negative result of a national referendum, which proposed certain amendments to the Constitution that would have enabled financial and political reforms, the Colombian Government maintains transparent and stable policies.

         The Democratic Security Policy implemented by the current government has generated progress in combating security problems, even though such problems still persist as a result of the ongoing conflict between the government and various guerilla forces. This progress is reflected in a decrease in the number of homicides, kidnappings, and rebel attacks on the general population. During 2003, the number of homicides, kidnappings, and rebel attacks on the general population were 23,013, 2,200 and 5, respectively, as compared to 28,837, 2,986 and 32, respectively, during 2002.

         In the short term, economic and political changes in neighboring countries are unlikely to affect national stability. However, further deterioration in the economic and political situation of these countries could affect the Colombian economy due to Colombia's commercial relationships with these countries.

         ECONOMIC

         In 2003, the Colombian economy's basic indicators continued to show a positive trend, suggesting a stable macroeconomic environment. According to the National Administrative Department of Statistics ("DANE"), GDP increased 3.64% in 2003 and unemployment declined 3.3%, from 15.6% in 2002 to 12.3% in 2003. Inflation was at 6.49%, at a level close to the target rate set by the Central Bank. Interest rates remained low and stable near 8%, contributing to renewed investment. Relative political calm in Colombia has helped to generate investment incentives and, accordingly, private investment has been estimated to have increased 25.2% as reported by the National Planning Department ("DNP"). The Bank believes these positive economic indicators will help its performance. The exchange rate remained at competitive economic levels.

         Colombia's fiscal deficit and growing public debt could affect the economy. According to estimates of the Ministry of Finance, the consolidated public sector deficit was 2.8% of GDP in 2003, which fulfills commitments to the IMF included in the Stand-by Agreement for 2004. In order to meet the IMF commitments, the Colombian Government intends to implement structural reforms and adopt certain measures to ensure greater transparency and fiscal austerity.

         The development of clear and favorable economic variables may positively affect BC's performance and results. The political and economic circumstances of neighboring countries do not currently threaten Colombian interests. However, future economic events in those countries could affect the Colombian economy.

         FINANCIAL

         Trade and Payment Balance

         Expectation for foreign trade and international economic relations remain positive. Commercial agreements currently in force and pending completion are expected to sustain and support growth allowing Colombia to meet the increased demand for exports of Colombian products. As a result, Colombia's trade deficit declined in 2003, but the future trends of the trade deficit will depend on exogenous factors related to world markets.

         The following table sets forth Colombia's commercial balance:

                          COLOMBIA'S COMMERCIAL BALANCE

                                 2003
                   US$ MILLION FOB (FREE ON BOARD)
--------------------------------------------------------------------
      PERIOD             EXPORTS         IMPORTS          BALANCE
------------------    ------------    -------------    -------------
January                        834            1,148           -313.2
January- February            1,878            2,104             -226
January- March               2,923            3,140           -217.0
January- April               4,027            4,195           -168.1
January- May                 5,153            5,261           -107.1
January- June                6,177            6,231            -53.2
January- July                7,437            7,395             42.0
January- August              8,497            8,463             33.6
January- September           9,551            9,609            -57.9
January- October            10,708           10,774            -65.3
January- November           11,760           11,779            -19.8
January- December*          13,010           13,022            -12.3

Source: Exports DANE and Imports DIAN.

* The final figure for this period has not been published yet; this is a preliminary figure.

         As of the third quarter of 2003, the current account balance stood at a deficit of US$370 million and net international reserves stood at US$10,863 million. These levels are considered adequate for a stable macroeconomic environment.

         Debt

         According to the Ministry of Finance, in September 2003, non-financial public sector debt was estimated at 51.2% of GDP. External debt comprises 59.2% of total debt in this sector and is estimated to be 30.3% of GDP. Private sector external debt remains relatively small, without major implications or risks for creditors. Risk perception of foreign debt in Colombia has enjoyed a downward trend. The JPMorgan EMBI Index decreased the Colombian Sovereign Debt rating from 703 basis points in January 2003 to 363 basis points at the end of 2004.

         The debt situation of a country affects its macroeconomic environment. Since BC's investment portfolio holds a high volume of local sovereign debt, sound government financial policies are important to the Bank.

D.1.iii. RESTRICTIONS REGARDING FOREIGN INVESTMENT IN COLOMBIA

         Colombia's International Investment Statute (Decree 1844 of 2003) regulates the manner in which non-Colombian-resident entities and individuals can invest in Colombia and participate in the Colombian securities markets. Among other requirements, the statute mandates registration of certain foreign exchange transactions with the Banco de la Republica ("Colombian Central Bank") and specifies procedures to authorize and administer certain types of foreign investments. Decree 1844 modified Decree 2080 of 2000, simplifying the procedures for foreign investors to register their investment in Colombia with the Colombian Central Bank. Decree 1844 was regulated by the Central Bank by means of External Circular DCIN 83 of November 2003, which sets forth in detail certain procedures regarding registration of foreign investment in Colombia.

         Investors who wish to participate in the Bank's ADR Facility and hold American Depositary Shares ("ADSs") of the Bank will be required to submit to the custodian of the ADR Facility certain information and comply with certain registration procedures required under the foreign investment regulations in connection with foreign exchange controls restricting the conversion of Pesos into U.S. dollars. Holders of American Depositary Receipts ("ADRs") who wish to withdraw the underlying preferred shares will also have to comply with certain registration and reporting procedures. Under the foreign investment regulations, the failure of a non-resident investor to report or register with the Central Bank foreign exchange transactions relating to investments in Colombia on a timely basis may prevent the investor from obtaining remittance rights, constitute an exchange control infraction and result in a fine.

         Despite the easing of restrictions imposed for foreign investment in Colombia, we cannot assure that the Colombian Government, Colombian Congress or the Central Bank will further eliminate restrictions to foreign investments, nor that they will not implement more restrictive rules in the future. Currently, Colombia has a free float exchange rate system. However, we cannot assure that other restrictive rules for the exchange rate system will not be implemented in the future. In the event that a more restrictive exchange rate system is implemented, financial institutions, including the Bank, may be unable to transfer U.S. dollars abroad to pay their financial obligations. See Item 4 - Information on the Company - B.7 Supervision and Regulation and Item 10 - Additional Information - E. Taxation.

D.1.iv. COLOMBIAN CORPORATE DISCLOSURE AND ACCOUNTING STANDARDS MAY DIFFER FROM THOSE IN THE UNITED STATES

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

         Changes in banking laws and regulations, or in their official interpretation, may have a material effect on our business and operations. Since banking laws and regulations change frequently, their interpretation, and the manner in which these laws and regulations are applied to financial institutions, is continuously evolving. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on BC's business. Also, we cannot assure that there will be no changes in banking laws or regulations in other countries where the Bank has subsidiaries, such as Panama and Cayman Islands.

         For more information see Item 4. Information on the Company - B. Business Overview - B.7. Supervision and Regulation.

D.2.     RISKS RELATING TO OUR INDUSTRY AND OUR OPERATIONS

D.2.i.   THE QUALITY OF THE BANK'S LOAN PORTFOLIO AND OTHER ASSETS MAY DECLINE

         If the Bank's loan portfolio continues to grow in all targeted segments such as retail, small and medium-sized-companies and large corporations, the Bank may experience higher levels of past due and non-performing loans than in the past and may be required to increase its allowances for non-performing loans.

         In particular, if the Bank successfully increases the participation of consumer credits in its loan portfolio, it may experience detrimental changes in its credit risk levels. Furthermore, there can be no assurance that BC will maintain its current level of asset quality and credit risk in the future.

D.2.ii. CONCENTRATION AND RELIANCE ON SHORT-TERM DEPOSITS MAY INCREASE BC'S FUNDING COSTS

         The Bank's principal source of funds are short-term savings, checking accounts and demand deposits. Time deposits represented 39.6%, 34.2% and 33.4% of the Bank's total funding at the end of 2001, 2002 and 2003, respectively. Since it relies primarily on short-term deposits for its funding, there can be no assurance that, in the event of a sudden or unexpected shortage of funds in the Colombian banking system and money markets, BC will be able to maintain its current level of funding without incurring higher costs or liquidating certain assets.

D.2.iii. INCREASE IN COMPETITION AND CONSOLIDATION OF THE INDUSTRY COULD
         ADVERSELY AFFECT OUR OPERATIONS

         The Colombian financial system is highly competitive. In the last decade, there has been a recomposition of Colombian banking as a consequence of market deregulations, consumer growth, and the entry of international competition, situation which has lead to a greater level of consolidation of the financial system. We believe this will continue in the following years.

         The consolidation will lead to the creation of larger institutions, creating scale economies. We could not assure that the consolidation of the financial system will not affect the financial condition of BC.

D.3.     RISKS RELATING TO OUR ADRS

D.3.i. PESO DEVALUATION MAY DEPRESS THE VALUE OF DIVIDENDS PAYABLE TO HOLDERS OF ADRS

         In September 1999, the Central Bank significantly liberalized the Colombian exchange market. Since then, the Central Bank has allowed the Peso to float freely, intervening only when there are steep variations in the Peso's value relative to the U.S. dollar. This mechanism is only used to control the international reserves of Colombia or when the mobile average of the Representative Market Rate for the preceding twenty days exceeds 4% of that day's Representative Market Rate. Upon such an event, the Central Bank sells call options, whereby the purchaser is entitled to buy from the Central Bank, on a future date, a specified amount of dollars at a pre-established exchange rate, thus reducing the volatility of the exchange rate.

         The devaluation of the peso against the dollar was 2.8% in 2001 and 25% in 2002. During 2003, the Peso appreciated against the U.S. dollar by 3.02%. Absent modifying circumstances, a future peso devaluation would have a negative impact on the U.S. dollar value of dividends paid to holders of American Depositary Receipts ("ADRs"). Conversely, a Peso revaluation would have a positive effect. Although the foreign exchange market is allowed to float freely, there is no assurance that the Colombian Central Bank or the government will not intervene in the exchange market in the future.

D.3.ii. REQUIRED GOVERNMENT APPROVALS RELATING TO OWNERSHIP OF OUR PREFERRED SHARES AND ADRS MAY AFFECT THE MARKET LIQUIDITY OF THE PREFERRED SHARES AND ADRS.

         Pursuant to Colombian banking regulations, any transaction resulting in an individual or corporation holding 10% or more of any class of capital stock of any Colombian financial institution, including in the case of BC, transactions in ADRs representing 10% or more of the Bank's Preferred Shares, requires prior authorization from the Superintendency of Banking. Transactions entered into without the Superintendency of Banking's prior approval are void, and cannot be recorded in the stock registry of the relevant financial institution.

         In addition to the above restriction, pursuant to Colombian securities regulations, any transaction involving the sale of publicly traded stock of any Colombian company, including, in the case of BC, any sale of Preferred Shares (but excluding any sale of ADRs) or Common Shares, for 66,000 or more Unidades de Valor Real ("UVR")1, must be effected through the Colombian stock exchange.

D.3.iii. OUR PREFERRED SHARES HAVE LIMITED VOTING RIGHTS

         Under BC's by-laws and Colombian corporate law, holders of Preferred Shares (and consequently, holders of ADRs) have no voting rights in respect of Preferred Shares, other than the right to one vote per Preferred Share, voting separately as a class, in the following events:

     - In the event that changes in BC's by-laws that may impair the conditions or rights fixed for such shares and when the conversion of such shares into common shares are to be approved.

     - When voting the anticipated dissolution, merger, transformation of the corporation or change of its corporate object.

     - When the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their right to voting until the corresponding accrued dividends have been paid up to them.

     - When the General Shareholders' Meeting orders the payment of dividends with issued shares.

     - If at the end of a fiscal period, the Bank does not produce sufficient profits to cancel the minimum dividend, and the Superintendency of Banking by its own decision, or upon petition of holders of Preferred Shares representing at least ten per cent (10%) of these shares, provides that benefits that decrease the profits to be distributed, had been concealed or misled, it may determine that the holders of these shares participate with right to speaking and voting at General Shareholders Meeting, according to the provisions of the Law.

     - When the register of shares at the Colombian Stock Exchange or at the National Register of Securities is suspended. In this event, the right to voting shall be maintained until the irregularities that determined such cancellation or suspension disappear.

         Holders of ADRs and Preferred Shares are not entitled to vote for the election of directors or to influence BC's management policies.

         The Bank's corporate affairs are governed by its by-laws and Colombian laws. Under such

(1) The UVR is an inflation-adjusted monetary index generally used for pricing home-mortgage loans.

laws, BC's preferred shareholders may have fewer rights than they might otherwise have as shareholders of a corporation incorporated in a U.S. jurisdiction.

D.3.iv.  PREEMPTIVE RIGHTS MAY NOT BE AVAILABLE TO HOLDERS OF ADRS

                  The Bank's by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADRs) the right to purchase a number of shares of such class sufficient to maintain their existing percentage. These rights are called preemptive rights. United States holders of ADRs may not be able to exercise their preemptive rights through The Bank of New York, which acts as depositary (the "Depositary") for Bancolombia's ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and stocks or an exemption from the registration requirement thereunder is available. Although the Bank is not obligated to, it intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to the Bank from enabling the holders of the ADRs to exercise those rights and any other factors deemed appropriate at the time, and will then make a decision as to whether to file a registration statement. Accordingly, no assurance can be given that any such registration statement will be filed.

                  To the extent holders of ADRs are unable to exercise these rights because a registration statement has not been filed and no exemption from the registration requirement under the Securities Act is available, the Depositary may attempt to sell the holders' preemptive rights and distribute the net proceeds from that sale, if any, to such holders. The Depositary, after consulting with Bancolombia, will have discretion as to the procedure for making preemptive rights available to the holders of ADRs, disposing of such rights and making any proceeds available to such holders. If by the terms of any rights offering or for any other reason the Depositary is unable or chooses not to make those rights available to any holder of ADRs, and if it is unable or for any reason chooses not to sell those rights, the Depositary may allow the rights to lapse. Whenever the rights are sold or lapse, the equity interests of the holders of ADRs will be proportionately diluted.

D.3.v. MARKET FOR ADRS AND PREFERRED SHARES; RELATIVE ILLIQUIDITY OF THE COLOMBIAN SECURITIES MARKETS

                  The Bank's ADRs are listed on the New York Stock Exchange ("NYSE") and commenced trading in 1995 under the symbol "CIB." Average daily trading volume of ADRs was 18,000 in 2001, 31,500 in 2002, and 37,600 in 2003.
Before 1,995, the Bolsa de Bogota (the "Bogota Stock Exchange"), the Bolsa de Medellin (the "Medellin Stock Exchange") and the Bolsa de Occidente (the "Occidente Stock Exchange") were the only trading markets for our Common Shares and Preferred Shares. These three stock exchanges merged on July 3, 2001 into a single exchange, the Bolsa de Valores de Colombia (the "Colombian Stock Exchange"), headquartered in Bogota and with regional offices in Medellin and Cali. The Colombian Stock Exchange is relatively small and illiquid compared to stock exchanges in major financial centers. In addition, very few issuers represent a disproportionately large percentage of market capitalization and trading volume.

                  Future regulatory reforms are expected to increase the trading volume on the Colombian Stock Exchange. There can be no assurance that a liquid trading market for the common or preferred stock will continue or expand. A limited trading market may impair the ability of an ADR holder to sell preferred shares obtained upon withdrawal of such shares from the ADR Facility in the Colombian Stock Exchange in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADRs.

ITEM 4. INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

                  Bancolombia (formerly, Banco Industrial Colombiano S.A. ("BIC")) was incorporated in the First Notary's Office of Medellin, Colombia, on January 24, 1945. In January 1998, pursuant to a merger agreement approved on December 3, 1997 by the shareholders of BIC and Banco de Colombia S.A., BIC purchased 51% of the outstanding common shares of Banco de Colombia S.A. from certain individual shareholders. Effective April 3, 1998, BIC merged with Banco de Colombia (the "Merger"). In connection with the Merger, BIC changed its name to Bancolombia S.A. and began conducting its commercial activities, products and services under the commercial name of "Bancolombia."

                  The Bank was originally established for a fifty-year term, starting on December 9, 1944. In 1994, this term was extended for fifty more years, until December 8, 2044. The Bank is domiciled in Colombia and operates under Colombian laws and regulations, mainly the Colombian Code of Commerce and Decree 663 of 1993, as a sociedad comercial por acciones, de la especie anonima (See Item 4. B.7 Supervision and Regulation for an explanation of the main regulations governing the Bank's activities). The address and telephone number of the Bank's principal place of business are: Calle 50 No. 51-66, Medellin, Colombia; telephone +(574) 510-8896. Our agent for service of process in the United States is Puglisi & Associates, presently located at 850 Library Avenue, Suite 201, Newark, Delaware 19715.

                  Since 1995, the Bank is a New York Stock Exchange, Inc. ("NYSE") listed company, and its ADSs are traded under the symbol "CIB." See
Item 9 - The Offer and Listing.

         RECENT DEVELOPMENTS

                  The following are important events in the development of BC's business during 2003:

         THE BANK OPENED ITS INTERNATIONAL BANKING AGENCY IN MIAMI:

                  In order to expand the Bank's current business and to strengthen the international scope of services offered to its corporate and retail customers, the Bank established a banking agency in Miami, Florida.

                  On March 27, 2003, the Federal Reserve of the United States approved BC's application to open its first international banking agency in the United States. On April 11, 2003, the Office of Financial Institutions of the State of Florida issued its approval, and on December 5, 2003, the Office of Financial Regulation of the State of Florida authorized Bancolombia to open an agency, which began to operate on Monday, December 8, 2003. See Item 4 - B.5.xii. New Products or Services - B.5.xii.a. Bancolombia Miami Agency, for a summary of Bancolombia Miami Agency's main products and services.

         THE BANK ACQUIRED SUFINANCIAMIENTO:

                  The Bank acquired 94.89% of the shares of Compania Suramericana de Financiamiento Comercial S.A. ("Sufinanciamiento") from Portafolio de Inversiones Suramericana S.A., Compania Suramericana de Inversiones S.A. Suramericana, Compania Suramericana de Construcciones S.A., Fundacion Suramericana and Corporacion Financiera Nacional y Suramericana S.A. Corfinsura. The remaining 5.10% of the shares of Sufinanciamiento have been acquired simultaneously by related other subsidiaries.

                  On December 24, 2003, BC obtained the approval of the Superintendency of Banking for the purchase of the shares of Sufinanciamiento. The purchase price paid by BC and some of its subsidiaries for the acquisition of 99.99% of Sufinanciamiento was Ps 75,016 million, which corresponds to Ps
50.31 per share. Since Sufinanciamiento's net assets were Ps 43,798 million, the acquisition generated a goodwill of Ps 31,218 million.

                  Sufinanciamiento is a financial company that specializes in vehicle loans. The acquisition of Sufinanciamiento will allow BC and its subsidiaries to complement their portfolio of products by developing commercial financing activities, mostly in vehicle loans. See Item 4 - New Products or Service - B.5.xiii. Compania Suramericana de Financiamiento Comercial ("Sufinanciamiento") for an explanation of Sufinanciamiento's products.

         CAPITAL EXPENDITURES AND DIVESTITURES

                  During 2001 the Bank invested US$1.37 million (Ps 3,846 million) in new branches and US$697,000 (Ps 1,957 million) in Ethernet technology for the branches.

                  From 2002 through 2003, the Bank made the following capital investments:

         - From 2002 through 2003, the Bank updated the computer technology for its administrative personnel to facilitate new product development, increase employee efficiency and enhance its security. As of December 31, 2003, the Bank had invested US$4.64 million (Ps 13,025 million) in this process.

         - During 2003, the Bank increased its processing capacity by upgrading its central bank computer system from IBM AS/400 740 technology to IBM iSeries 840. As of December 31, 2003, the Bank had invested US$3.62 million (Ps 10,162 million), of which US$1.2 million (Ps 3,369 million) is due during the first half of 2004.

         - From 2002 through 2003, the Bank adjusted its internal systems and marketing actions to be able to issue American Express cards. As of December 31, 2003, the Bank has invested US $3.68 million (Ps 10,330 million) in this process.

         - During 2003, the Bank acquired security equipment to enhance physical security in its branches. As of December 31, 2003, the Bank has spent US$1.73 million (Ps 4,856 million) for equipment and installation.

         - On December 29, 2003, the Bank and some of its subsidiaries acquired Sufinanciamiento for a purchase price of Ps 75,016 million, which corresponds to Ps 50.31 per share.

         - During 2003, the Bank invested US$2.14 million (Ps 6,007 million) in the opening of Bancolombia Miami Agency in Miami, Florida.

         - As of December 31, 2003 the Bank was in the process of acquiring new ATMs and updating existing ATMs, at a total investment of US$ 2.12 million (Ps 5,951 million) for 2003 and 2004.

                  All investments referred to above were funded by the Bank's own resources. During 2003, the Bank's total capital expenditures, including investments mentioned above (except for investment in Sufinanciamiento), were Ps 42,099 million, distributed as follows:

         -        Ps 27,443 million for hardware;

         -        Ps 8,684 million for furniture and equipment; and

         -        Ps 5,972 million for software.

                  The following table summarizes the Bank's capital contributions and divestitures for the years 2001, 2002 and 2003:

    CAPITAL CONTRIBUTIONS                 2001           2002            2003            TOTAL
-----------------------------        -------------  ---------------  -------------  ---------------
Todo 1 Services US$                  Ps 16,458,450  Ps    2,500,200  Ps  1,531,373  Ps   20,490,023
Conavi (Ps million)                         52,490                -              -           52,490
Multienlace S.A. (Ps million)                3,900                -              -            3,900

            DIVESTITURES                    2001             2002            2003            TOTAL
-------------------------------------   -----------      -----------     -----------      ----------
CTI Cargo S.A. (Ps million) (1)         Ps        -      Ps        -     Ps      545      Ps     545
Industrias Forum S.A. (Ps million)(1)             -                -           4,480           4,480
Transmetano ESP S.A. (Ps million)(2)              -                -           2,673           2,673

(1)      Investments Charged-off

(2)      Investment Sale

                  During 2003, and as of the date of this Annual Report, there have been no public takeover offers by third parties in respect to the Bank's shares or by the Bank in respect to another company's shares, with the exception of the Bank's acquisition of Sufinanciamiento, as mentioned above.

B.       BUSINESS OVERVIEW

B.1.     GENERAL

                  The Bank provides general banking products and services to large industrial companies, small and medium-sized companies, and individuals. We have two main segments: retail and corporate. Our products and services include depositary services, personal and corporate loans, credit and debit cards, electronic banking, cash management, warehousing services, fiduciary and custodial services, and dollar-denominated products. In addition, BC's customers have access to a large network of branches and ATMs in Colombia. BC believes that it has the largest service network of any private financial institution in Colombia, with 354 branch offices operating in 123 cities as of December 31, 2003. For the year ended December 31, 2003, BC had a positive return on average assets of 3.4% and a positive return on average shareholders' equity of 31.1%. See Item 5 - Operating and Financial Review and Prospects for a detailed discussion on the results of the Bank's operations.

                  The following table sets forth the Bank's (unconsolidated) market share of the Colombian banking market according to information compiled by the Superintendency of Banking for the years 2001, 2002 and 2003:

       BANCOLOMBIA'S                JANUARY - DECEMBER   JANUARY - DECEMBER   JANUARY - DECEMBER
(UNCONSOLIDATED)MARKET SHARE               2001                 2002                 2003
----------------------------        ------------------   ------------------   ------------------
Total net loans                           11.6%                12.4%                13.0%
Total checking accounts                   16.6%                16.7%                17.4%
Total savings accounts                     9.8%                10.4%                10.6%
Total time deposits                        9.5%                11.3%                11.6%

Source: Superintendency of Banking. Average for the twelve-month period of each year.

B.2.     OPERATIONS

                  The following tables set forth BC's revenues by category of activity for each of the last three fiscal years:

                          YEAR ENDED DECEMBER 31, 2001

                                                        Governmental
                                               Small       and                        Offshore
                       Retail    Commercial   Business  Institutional   Corporate    Commercial
                      Banking     Banking     Banking     Banking      Headquarters    Banking
                     ----------  ----------  ---------  -------------  ------------  ----------
Revenues from
external customers   Ps 149,834  Ps  25,125  Ps 12,042  Ps     10,831  Ps    (7,463) Ps   9,234

Revenues from
transactions with
other operating
segments of the
Bank                     30,138       3,193      3,260         (1,603)      (37,727)      7,170

Interest income         321,459     210,010    112,038         94,154       189,858     132,437

Provision for loans
losses               Ps  31,142  Ps   2,890  Ps (2,630)  Ps     4,070  Ps    53,984  Ps  16,790

                                                         All other
                       Trust    Leasing   Manufacturing   Segments     TOTAL
                     --------  ---------  -------------  ----------  ----------
Revenues from
external customers   Ps24,309  Ps 26,687  Ps     40,059  Ps  66,167  Ps 356,825

Revenues from
transactions with
other operating
segments of the
Bank                      888        508          1,535       4,903      12,265

Interest income         6,158     12,385          1,230      25,859   1,105,588

Provision for loans
losses               Ps   946  Ps  4,608  Ps        876  Ps   5,826  Ps 118,502

                          YEAR ENDED DECEMBER 31, 2002

                                                        Governmental
                                               Small        and                       Offshore
                       Retail    Commercial   Business  Institutional   Corporate    Commercial
                      Banking      Banking    Banking     Banking      Headquarters    Banking
                     ----------  ----------  ---------  -------------  ------------  ----------
Revenues from
external customers   Ps 176,296  Ps  30,930  Ps 18,975  Ps      7,764  Ps   (19,835) Ps   6,628

Revenues from
transactions with
other operating
segments of the
Bank                     22,961      14,308      9,034         21,433       (69,367)    (31,185)

Interest income         338,468     150,885    118,925         71,606       255,965      93,871

Provision for loan
 losses              Ps  17,269  Ps   5,851  Ps  3,187  Ps        231  Ps    39,303  Ps  64,951

                                                         All other
                      Trust     Leasing   Manufacturing   Segments     TOTAL
                     --------  ---------  -------------  ----------  ----------
Revenues from
external customers   Ps34,327  Ps 32,884  Ps    (14,820) Ps  48,564  Ps  321,713

Revenues from
transactions with
other operating
segments of the
Bank                    1,532       (244)         9,275       2,074      (20,179)

Interest income         6,338      3,848          1,914      24,099    1,065,919

Provision for loans
losses               Ps   647  Ps  3,446  Ps        329  Ps   6,415  Ps  141,629

                          YEAR ENDED DECEMBER 31, 2003

                                                        Governmental
                                               Small        and                       Offshore
                       Retail    Commercial   Business  Institutional   Corporate    Commercial
                      Banking      Banking    Banking     Banking      Headquarters    Banking
                     ----------  ----------  ---------  -------------  ------------  ----------
Revenues from
external customers   Ps 212,472  Ps  32,502  Ps 34,906  Ps     19,007  Ps   (30,675) Ps   7,742

Revenues from
transactions with
other operating
segments of the
Bank                     34,422      22,731     19,795         24,530       (83,150)     (7,276)

Interest income         453,975     179,113    132,127         56,075       386,052     150,602

Provision for loans
losses               Ps  62,068  Ps  12,781  Ps    365  Ps      1,133  Ps    59,152  Ps  50,360

                                                         All other
                      Trust     Leasing   Manufacturing   Segments     TOTAL
                     --------  ---------  -------------  ----------  ----------
Revenues from
external customers   Ps38,424  Ps 47,186  Ps     31,400  Ps  97,157  Ps 490,121

Revenues from
transactions with
other operating
segments of the
Bank                      773       (314)        16,555       2,138      30,204

Interest income         5,366      8,174             (6)     23,951   1,395,429

Provision for loans
losses               Ps 2,239  Ps  3,564  Ps        237  Ps   7,918  Ps 199,817

                  The following table sets forth BC's geographic revenues and long-lived assets distribution as of December 31, 2001, 2002 and 2003

                                  2001                           2002                             2003
                       ----------------------------  -----------------------------   ------------------------------
                                          LONG                           LONG                              LONG
     GEOGRAPHIC        REVENUES      LIVED - ASSETS     REVENUES    LIVED - ASSETS     REVENUES       LIVED -ASSETS
  INFORMATION (1)      ------------  --------------  -------------  --------------   ------------     -------------
Republic of Colombia   Ps 1,365,369  Ps     583,217  Ps  1,477,668  Ps     582,318   Ps 1,954,038     Ps    754,204
Republic of Panama          148,841           1,662         69,314          93,915        151,068           117,863
                       ------------  --------------  -------------  --------------   ------------     -------------
   Total                  1,514,210         584,879      1,546,982         676,233      2,105,106           872,067
   Eliminations             (12,265)         87,603         20,179         (2,333)        (30,204)           (1,958)
                       ------------  --------------  -------------  --------------   ------------     -------------
    TOTAL, NET         Ps 1,501,945  Ps     672,482  Ps  1,567,161  Ps     673,900   Ps 2,074,902     Ps    870,109
                       ============  ==============  =============  ==============   ============     =============

(1) Information relating to Bancolombia Miami Agency is not included because it has just started operating.

                  The following table summarizes and sets forth BC's total revenue over the last three fiscal years:

                                                      2001             2002              2003
                                                 ---------------   -------------    --------------
REVENUES
Total revenues for reportable segments           Ps    1,377,748   Ps  1,292,716    Ps   1,792,508
Other revenues                                           136,462         254,266           312,598
                                                 ---------------   -------------    --------------
   Total                                               1,514,210       1,546,982         2,105,106
                                                 ---------------   -------------    --------------
Elimination of intersegment revenues                    (12,265)          20,179           (30,204)
                                                 ---------------   -------------    --------------
    TOTAL REVENUES FOR REPORTABLE SEGMENTS       Ps    1,501,945   Ps  1,567,161    Ps   2,074,902
                                                 ===============   =============    ==============

                  The following table lists the main revenue-producing fees along with their variation from the prior fiscal year:

                                                                  AS OF                            GROWTH
                                                 DEC - 01       DEC - 02          DEC - 03        2003/2002
                                                                      (Ps million)
MAIN FEES AND COMMISSIONS
Service charges                                Ps   132,410   Ps    145,561    Ps     180,888         24.3%
Credit card fees                                     39,960          48,992            59,041         20.5%
Credit and debit card annual fees                    39,662          44,117            57,199         29.7%
Checking fees                                        37,674          40,972            45,252         10.4%
Warehouse and logistics services, net                32,973          38,873            42,705          9.9%
Fiduciary and trust activities                       27,101          22,215            25,647         15.4%
Commissions on letters of credit                      2,346           2,929             4,249         45.1%
Commissions expense                                 (46,744)        (51,351)          (81,956)        59.6%
                                               ------------   -------------    --------------     --------
     TOTAL                                     Ps   265,382   Ps    292,308    Ps     333,025         13.9%
                                               ============   =============    ==============     ========

B.3.     OUR BUSINESS

                  The Bank is a universal bank engaged in retail banking, corporate banking and other financial activities directed toward its two major customer segments: retail and corporate. The Bank offers traditional banking products and services, such as checking accounts, saving accounts, time deposits, lending (including overdraft facilities), credit cards, and cash management services. It also offers non-traditional products and services, such as pension banking, bancassurance, international transfers, fiduciary and trust services, leasing, brokerage services and investment banking.

         SEASONALITY OF DEPOSITS

                  Historically, the Bank has experienced some seasonality in its checking account deposits with higher average balances at the end of the year when customers need increased liquidity and lower balances in the first quarter of the year when customers move their funds from checking accounts to savings and mortgage institutions. During December 2001, the aggregate amount deposited in checking accounts was Ps 2,318 billion which decreased 15.2%, to Ps 1,966 billion by March 31, 2002. During December 2002, the aggregate amount deposited in checking accounts was Ps 2,691 billion, which declined 7.1% to Ps 2,500 billion by March 31, 2003. As of December 31, 2003, deposits in checking accounts represented 34.7% of the Bank's total deposits.

B.3.i.   RETAIL BANKING

                  The Retail Banking segment of the Bank provides a wide range of financial products and services to individuals and small-and-middle-sized companies. This segment of the Bank is important for the Bank's funding and its generation of revenue. The Retail Banking Division of the Bank services more than 1.4 million customers as of December 31, 2003.

                  The total amount of retail banking loans, which includes all types of credit extended to individuals and small-and-medium-sized companies, was Ps 2,709,217 million in 2003, as compared to Ps 1,911,829 million in 2002 and Ps 1,837,434 million in 2001. As of December 31, 2001, 2002 and 2003, total retail loans represented 34%, 31% and 34%, respectively, of the Bank's total loan portfolio.

As of December 31, 2003, of the total retail loans, 3.07% were past due.

                  The Retail Banking segment comprises Personal Banking, High-Income and Small-and-Medium-sized Companies.

B.3.i.a. PERSONAL BANKING SEGMENT

                  The Personal Banking segment provides a broad portfolio of products and services to individuals such as self-employed persons, employees, housewives, retirees, and students with an income of up to 11 current minimum legal monthly salaries (Salario Minimo Legal Vigente, the " SMLV" - One SMLV = Ps 332,000 per month for 2003, as established by the Government and published monthly by the Ministry of Social Protection).

                  The following table sets forth the number of customers in the Personal Banking sector for each of the last three fiscal years:

               NUMBER OF CUSTOMERS IN THE PERSONAL BANKING SECTOR

                                              2001        2002         2003
                                             -------    ---------    ----------
            SUB-SEGMENTS
Basic(1)                                     661,412      772,670      900,211
Medium(2)                                    126,371      135,986      185,225
Preferred(3)                                  91,991       96,550      129,175
                                             =======    =========    =========
  TOTAL PERSONAL BANKING SEGMENT             879,774    1,005,206    1,214,611

-----------------------
(1)      Individuals with income below 2.5 SMLV.

(2)      Individuals with income equal to 2.5 SMLV and below 5 SMLV.

(3)      Individuals with income between 5 SMLV and 11 SMLV.

PORTFOLIO

                  The Bank offers the following baskets of products and services to its customers in the Personal Banking Segment. The Basic Portfolio is offered to all customers of this segment while the Complementary Portfolio is offered according to the customer's particular needs.

     Basic Portfolio:

         -        Savings Accounts

         -        Debit Card

         -        Insurance Products

         -        Credit Card

         -        Personal Credit (draft, advance on payroll or consumer loan)

     Complementary Portfolio:

         -        Checking Accounts

         -        CD-Time Deposits

         -        Pension funds

         -        International Wire Transfers

         -        Plan Semilla (investment fund) administered by Fiducolombia

         -        Fiducuenta (investment fund) administered by Fiducolombia

B.3.i.b. HIGH INCOME SEGMENT

                  The High Income Segment includes individuals with income or salaries higher than 11 SMLV per month. Although there is no cap on the income or salaries, customers within this segment with income higher than 22 SMLV per month are offered personalized service by an account executive or a branch manager of the Bank and a different portfolio of products and services.

              The following table sets forth the number of customers in this segment for each of the last three fiscal years:

                 NUMBER OF CUSTOMERS IN THE HIGH INCOME SEGMENT

  2001           2002          2003
-------        -------       -------
169,327        133,907       147,128
=======        =======       =======

PORTFOLIO

                  The Bank offers the following baskets of products and services to its customers in the High Income Segment. The Basic Portfolio is offered to all customers of this segment while the complementary portfolio is offered according to the customer's particular needs.

     Basic Portfolio:

         -        Checking Account + Available Overdraft + Debit Card

         -        Savings Account

         -        Gold Credit Card, Green Amex, or Platinum Credit Card

         -        Audio Prestamo (loans disbursed by the Telephone or Virtual
                  Branch)

     Complementary Portfolio

         -        Pension Banking

         -        Accounts in foreign currency

         -        Investment funds in national and foreign currencies

         -        Personal Loans / Vehicle Loan

         -        Bancolombia Cayman Credit Card

B.3.i.c. SMALL-AND-MEDIUM-SIZED COMPANIES SEGMENT

                  The Small and Medium-Sized Companies Segment includes individuals with an independent economic activity and companies with revenue greater than Ps 250 million and up to Ps 11.2 billion (or Ps 17.1 billion for individuals and companies domiciled in the city of Bogota).

                  The following table sets forth the number of customers in this segment for each of the last three fiscal years:

       NUMBER OF CUSTOMERS IN THE SMALL-AND-MEDIUM-SIZED COMPANIES SEGMENT

 2001           2002          2003
------         ------        ------
64,156         72,067        79,546
======         ======        ======

PORTFOLIO

                  The Bank offers the following products and services to its customers in this segment. The Basic Portfolio is offered to all customers of this segment while the complementary portfolio is offered according to the customer's particular needs.

     Basic Portfolio:

         -        Checking Account + Savings Account

         -        Company Credit Card

         -        ITM (Integral Treasury Management)

                     -     Virtual Branch for Companies

                     -     Payment orders

                     -     Collections

         -        Remittances in national currency

         -        Payment of credits via internet / Discounting of Invoices

         -        Payment of national and customs taxes

     Complementary Portfolio

         -        Remittances in foreign currency

         -        Visa Credit Card Distribution

         -        Investment funds in national currency

         -        Foreign Exchange and International Trade

                  -        Payment means

                  - Compensation accounts in Bancolombia Miami Agency and Bancolombia (Panama) S.A.

                  -        Warehouse and logistics

         -        Acquiring services

         - Special Lines of credit (Guaranteed by the National Guarantee Fund and Agricultural Guarantee Fund)

B.3.ii.  CORPORATE BANKING SEGMENT

                  The Corporate Banking Segment provides commercial banking services to all sectors of the economy and is organized by the size of customers assuring an adequate pricing according to their risk level, as follows:

         - MIDDLE MARKET: Customers with annual sales above Ps 11.4 billion outside Bogota, or Ps 17.2 billion in Bogota, and below Ps 50 billion in both cases.

         -        CORPORATE: Customers with annual sales above Ps 50 billion.

         - INSTITUTIONAL: Customers subject to the supervision of the Superintendency of Banking, the Superintendency of Securities, the Superintendency of Health, or the Superintendency of Family Subsidy; and electricity and public utility companies.

         - GOVERNMENT: Includes public sector entities, such us municipalities, the central administration, territorial and decentralized entities.

                  The total amount of corporate banking loans, which includes all types of credits extended to customers of this segment, was Ps 5,232,794 million in 2003, as compared to Ps 4,247,392 million in 2002 and Ps 3,478,260 million in 2001. As of December 31, 2001, 2002 and 2003, total corporate loans represented 65%, 69% and 66%, respectively, of the Bank's total loan portfolio. As of December 31, 2003, of the corporate banking loans, 0.68% were past due.

                  BC had as of December 31, 2003, 3,194 corporate customers managed by Account Managers according to their economic sector. This has enabled the Bank to have a better understanding of the customer's needs and financial structure. In addition, this segmentation by sector allows the Bank to develop new products and services. As of December 31, 2003, the customer distribution by the main geographic regions and economic sectors was:

        SECTOR / REGION             ANTIOQUIA     BOGOTA       NORTH      SOUTH         TOTAL
---------------------------         ---------     ------       -----      -----         -----
Agriculture(1)                             58         80          26         53           217
Commerce(2)                               146        345          70        105           666
Construction(3)                            74         41          20         14           149
Government(4)                              11         58           2         11            82
Manufacturing(5)                          263        374          83        195           915
Telecom and Media(6)                        9         47          10         11            77
Individuals(7)                             43         83          42         34           202
Natural Resources                          23         61          15         21           120
Financial Services(8)                      68        219          12         38           337
Non Financial Services(9)                  71        229          68         61           429
                                          ---      -----         ---        ---         -----
TOTAL                                     766      1,537         348        543         3,194
                                          ===      =====         ===        ===         =====

-----------------------

(1) AGRICULTURE: Classified into 15 sub-sectors, with crops, cattle, poultry farming and fishing, as the most important economic activities.

(2) COMMERCE: Classified into 13 sub-sectors, with supermarkets, distributors and retail, as the most important economic activities.

(3) CONSTRUCTION: Divided in the sub-sectors of infrastructure and buildings.

(4) GOVERNMENT: Central administration, territorial and decentralized entities constitute this sector.

(5) MANUFACTURING: This sector, which has 44 sub-sectors, includes all companies with a manufacturing process.

(6) TELECOM AND MEDIA: Comprised of 5 sub-sectors, the most important of which include telecommunications and media companies.

(7) INDIVIDUALS: Includes individuals related to companies in any sector, who share the same risk as the company.

(8) FINANCIAL SERVICES: Composed of 9 sub-sectors that include all companies in the financial sector.

(9) NON-FINANCIAL SERVICES: Divided into 10 sub-sectors, the most important of which are education, health, transportation and tourism services.

B.4.     DISTRIBUTION NETWORK

                  The Bank distributes its products and services through five main channels: ATMs, Internet Banking, Automatic Payment Systems, PC Banking and the Telephone Branch. BC has been consolidating its distribution channels to efficiently provide its portfolio of financial products and services over a broad geographic base across Colombia. As of December 31, 2003, the branch network totaled 354 branch offices located in the most important urban centers and regions of Colombia. This traditional distribution channel is reinforced by a unified management system that includes Internet Banking, the network of ATMs, modern systems of communication technology (e.g., telephone banking and mobile banking) and client on-site branches. Through these channels, customers may carry out most transactions related to deposit accounts or credit cards, including inquiries, cash withdrawals, payment of credit card statements and utility and other bills, transfers and deposits.

B.4.i.   BRANCH NETWORK

                  BC's branch network has grown 4.1% during 2003, adding 14 new branch offices for a total of 354 branches located in 123 Colombian cities. The network is mainly concentrated in the major urban centers with 93 branches in Bogota, 38 in Medellin, 25 in Cali and 18 in Barranquilla.

                  The Bank has 26 branches located in supermarkets and oriented to individuals and small and medium-sized companies, and 29 client on-site branches that serve our corporate customers and their employees, providing them with the means to solve their transactional requirements during flexible working hours. Additionally, there are 27 mobile branches located in towns where we have no physical presence. BC also maintains its "light" branches, called NOVA, with multifunctional employees and a low cost structure. As of December 31, 2003, of the 354 branches, 36 were NOVA branches.

B.4.ii.  ELECTRONIC DISTRIBUTION CHANNELS

                  BC has a network of alternative electronic distribution channels, enabling cost-effective transactions. To decongest its branch offices, the Bank has worked to transfer customer transactions from branch offices to electronic distribution channels. Transactions effected through electronic distribution channels increased from 71% of all transactions in 2002 to 78% of all transactions in 2003.

                  The following are the electronic distribution channels offered by the Bank:

B.4.ii.a. AUTOMATIC TELLER MACHINES

                  BC has 472 ATMs, located in 123 urban centers around the country, an increase of 21 ATMs since 2002. A strategic alliance with Conavi (a Colombian commercial bank) gives BC's customers access to 524 additional ATMs at no additional cost, an increase of 4 ATMs since 2002. BC's continued its strategic alliance with Conavi during 2003 in order to take advantage of commercial opportunities, reduce costs and create new joint ventures.

                  BC's ATMs offer the Cirrus and Plus network's in addition to the Colombian national network, Redeban and Multicolor. This channel is used not only by our customers, but also by other banks' customers, whose transactions during 2003 accounted for approximately 30% of all the transactions carried out through our ATM network.

B.4.ii.b. INTERNET BANKING

                  The Bank estimates that during 2003 approximately 21% of the Bank's transactions with its customers were carried out over the Internet. The Bank offers the following Internet channels:

                  Virtual Branch. Through the Virtual Branch, the Bank offers 24-hour services, including balance inquiries, savings and credit card information, payment of credit card balances, disbursement of pre-approved loans, blocking of credit and debit cards, counter-ordering of checks, transfers among BC accounts and to Conavi accounts, requests for products and services, payment of bills, purchases on commercial vendor websites and customer service.

                  During 2003, a monthly average of 110,500 users visited the Virtual Branch, an increase of 20.8% over the monthly average of 91,500 users in 2002. Approximately 2,650,000 transactions were conducted monthly via the Internet during 2003, compared to 1,851,000 transactions during 2002, an increase of 43.2%.

                  TODO1 Alliance. During 2003, BC continued its alliance with Mercantil Servicios Financieros of Venezuela and Banco del Pichincha of Ecuador through TODO 1 Services ("TODO 1"). TODO1 is coordinating the development of Web-based products and services for individual consumers and corporate customers. This alliance enables BC to improve its e-business development and to provide better services to its customers.

                  Corporate Virtual Branch also updated its technology platform this year with TODO1, offering a solution for corporate treasury management in accordance with international standards. Through this solution, corporate customers can obtain credits online, pay services to third parties, make payroll payments and pay providers with the possibility of approval from different terminals, a new feature. The Bank launched this new version of the Corporate Virtual Branch in October 2003.

                  Facturanet. During 2003, the number of customers using the electronic bill payment system developed by TODO1 and available to Conavi and Bancolombia increased 286.6%, totaling as of December 31, 2003, 46,332 customers, as compared to 11,983 customers in 2002. Through Facturanet, customers can make monthly payments and receive alerts via e-mail when a new bill is available for payment. During 2003, more than 38,600 bills were paid through Facturanet, compared to 15,000 bills in 2002, a 57.3% increase.

B.4.ii.c. AUTOMATIC PAYMENT SYSTEMS

                  BC's customers may place standing payment orders and pre-register payments, to be automatically and periodically debited from their accounts. The Bank's automatic payment system also enables its customers to perform transactions with any banking institution in Colombia, through the country's authorized clearing house ACH.

                  During 2003, approximately 11,998,000 payments were conducted via the automatic payment systems, compared to 8,163,000 during 2002, which represents an increase of 47.0%.

B.4.ii.d. PC BANKING

                  The remote access platform to the Bank named Enlinea BANCOLOMBIA allows corporate customers to connect to the Bank via modem through an application installed on a computer at the customer's location. This treasury management solution has fewer features than the Corporate Virtual Branch, but has been operating as a corporate solution since before the creation of the Corporate Virtual Branch product.

                  During 2003, approximately 28,177,000 transactions were conducted via Enlinea compared to 20,909,000 transactions during 2002, which represents an increase of 34.8%. As of December 31, 2003, there were 4,462 users of Enlinea, as compared to 4,433 in 2002.

B.4.ii.e. TELEPHONE BRANCH

                  The Telephone Branch is the Bank's telephone-banking service that allows customers to make inquires and monetary transactions over the phone and to communicate with specialized staff at any time. The Telephone Branch is available 24 hours a day, 365 days a year.

                  During 2003, an average of 237,000 customers used the Telephone Branch, compared to an average of 173,000 customers during 2002, which represents an increase of 36.4%. Approximately 20,787,000 transactions were conducted monthly via the Telephone Branch during 2003, compared to 16,716,000 transactions during 2002, which represents an increment of 24.4%.

B.4.iii. SALES FORCE

                  BC's sales force includes more than 4,107 employees working as advisors, vendors and customer service personnel, organized as follows:

         - 578 Branch and Executive Managers, offering preferential service to managed customers,

         - 66 Account managers, divided in market segments according to economic sectors, allowing them to give specialized advice to clients,

         - 1,405 commercial advisors who sell products and services in the Bank's branches and other commercial offices,

         - 520 specialists who offer more complex and higher added value products, and

         - 1,553 tellers and secretaries who refer customers to the other commercial teams.

B.5.     PRODUCTS AND SERVICES

B.5.i.   LOAN PORTFOLIO

                  The following is the loan portfolio available for each of the segments of customers of the Bank:

B.5.i.a. LOAN PORTFOLIO FOR PERSONAL BANKING

                  The main loans available for Personal Banking customers are the following:

         - PERSONAL LOAN: Line of credit for free destination investment with short and medium-term financing for individuals who qualify under the Bank's policies.

         - AUDIO PRESTAMO: Revolving line of credit exclusively for individuals. Disbursements can be made through the Virtual Branch, the Telephone Branch or the alliance with Conavitel (Conavi's electronic payment system). The funds are disbursed in real time to the customer's primary account.

B.5.i.b. LOAN PORTFOLIO FOR SMALL AND MEDIUM-SIZED COMPANIES

         - LOAN PORTFOLIO: Credit granted to an individual or company considering the aggregate funds in that individual or company's Checking Account, Savings Accounts and CD-time deposits.

         - TREASURY LOANS: Credit line designed to satisfy the customer's working capital needs resulting from transitory situations of illiquidity and payment of taxes.

         - LOANS FUNDED BY COLOMBIAN DEVELOPMENT BANKS: Variable rate loans based on CD-time deposit rates or LIBOR with maturities between six months and five years.

         - WORKING CAPITAL LOANS: These loans are predominantly variable rate or based on CD-time deposits, rates with the rate reset every quarter.

         - TRADE FINANCING LOANS: Dollar-denominated, variable rate loans. As of December 31, 2003, due to legal restrictions, these loans have maturities of six months or less, whereas some capital assets are financed up to 3 years.

                  The following table summarizes loans extended to individuals and small and medium-sized companies in 7 categories and the amount past due for each category:

                                                               AS A % OF     AS A % OF
                                                                 TOTAL         TOTAL
                                                                 LOAN           LOAN                      PAST DUE/
                                                               PORTFOLIO     PORTFOLIO     PAST DUE        TOTAL
                             2002            2003                 2002           2003     LOANS 2003    TYPE OF LOAN
                         ------------     -----------          ---------     ---------    ----------    ------------
                                          (Ps million except percentages)
RETAIL (1)
Credit cards             Ps   254,876   Ps    335,172               4.1%          4.2%    Ps  12,204            3.6%
Personal loans                561,558         814,885               9.1%         10.1%        32,876            4.0%
Vehicle loans                  24,476         229,737               0.4%          2.9%         6,453            2.8%
Overdrafts                     68,490          81,294               1.1%          1.0%         7,967            9.8%
Loans funded by domestic                                            4.4%
    development banks         276,157         330,246                             4.1%         5,299            1.6%
Trade financing                28,112          19,644               0.5%          0.2%           355            1.8%
Working capital loans         698,160         898,239              11.2%         11.2%        18,084            2.0%
                         ------------   -------------              ----          ----     ----------            ---
  TOTAL RETAIL           Ps 1,911,829   Ps  2,709,217              30.8%         33.7%    Ps  83,238            3.1%
                         ============   =============              ====          ====     ==========            ===

(1) Includes loans to high-income individuals and small-and-medium-sized companies.

B.5.i.c. LOAN PORTFOLIO FOR CORPORATE BANKING

                  BC has a wide range of products to satisfy the capital needs of our Corporate Banking customers, including working capital loans, trade financing and loans funded by Colombian development banks.

         - Working capital loans is the most common type of loan in the corporate market. These loans are predominantly variable rate or based on CD-time deposits, and re-priced every quarter.

         - Trade financing loans are typically dollar-denominated, variable rate loans. As of

                  December 31, 2003, due to legal restrictions, the loans have maturities of six months or less, whereas some capital assets are financed up to three years.

         - Loans funded by Colombian development banks are variable rate, based on CD-time deposit rates or LIBOR with maturities between six months and five years.

                  The following table summarizes loans extended to corporate clients in six categories and the amount past due for each category:

                                                               AS A % OF     AS A % OF
                                                                 TOTAL         TOTAL
                                                                 LOAN           LOAN                      PAST DUE/
                                                               PORTFOLIO     PORTFOLIO     PAST DUE        TOTAL
                             2002            2003                 2002           2003     LOANS 2003    TYPE OF LOAN
                         ------------     -----------          ---------     ---------    ----------    ------------
                                          (Ps million except percentages)

CORPORATE
Trade financing          Ps   166,620     Ps  149,582               2.7%          1.9%    Ps   2,841           1.90%
Loans funded by
domestic
development banks             376,378         394,947               6.1%          4.9%         1,149            0.3%
Working capital loans       3,650,585       4,687,153              58.9%         58.4%        30,706            0.7%
Credit cards                    5,218           8,237               0.1%          0.1%           136            1.7%
Overdrafts                     48,591          32,371               0.8%          0.4%         1,032            3.2%
                         ------------     -----------          --------      --------     ----------    -----------
  TOTAL CORPORATE        Ps 4,247,392     Ps5,272,290              68.6%         65.7%    Ps  35,864            0.7%
                         ============     ===========          ========      ========     ==========    ===========

B.5.ii.  DEPOSIT PRODUCTS

                  The Bank offers a variety of checking accounts, savings accounts, time deposits and tax collection services to its customers. At December 31, 2003, based on information compiled by the Superintendency of Banking, BC was the largest bank nationwide in terms of deposits, with a total of Ps 6,727,860 million on an unconsolidated basis, representing 12.3% of the Colombian market. 37.8% of BC's (unconsolidated) total deposits are in checking accounts, 30.9% in savings accounts, 28.2% in time deposits (including DATs) and 3.2% in other deposits.

B.5.ii.a. CHECKING ACCOUNTS

                  An on-site deposit product that allows a customer to deposit sums of money in cash and/or checks and to dispose of balances, totally or partially, through checks, automated withdraws/debits, cash withdrawals and electronic transfers. As of December 31, 2003, on an unconsolidated basis, BC had approximately 377,642 checking accounts with total deposits of Ps 2,542,854 million, an increase approximately 22% from Ps 2,085,981 million in 2002. Checking accounts usually reach their highest level at the end of the year, affected by seasonality.

B.5.ii.b. SAVINGS ACCOUNTS

                  BC savings accounts are designed for individuals and calculate and disburse daily interest on available balances. BC savings accounts offer different alternatives for yield, handling fee, transactions, and required minimum balances, all according to customer needs. As of December 31, 2003, on an unconsolidated basis, BC had approximately 1,172,927 savings accounts with total deposits of Ps 2,191,709 million, decreasing approximately 5% from Ps 2,305,795 million in 2002.

B.5.ii.c. CDS (CERTIFICATE OF TIME DEPOSITS)

                  These certificates, negotiable in the secondary securities market, permit management of liquidity surpluses at terms greater than 30 days, and with interest rates greater than those paid in the savings accounts. As of December 31, 2003, on an unconsolidated basis, BC had approximately 69,577 time deposits totaling Ps 1,870,491 million, as compared to 74,503 time deposits totaling Ps 1,686,350 million in 2002.

B.5.II.D. DAT (TIME DEPOSITS)

              A short-term bank deposit agreement that permits its holder to receive interest payments from BC according to a legal regime and specific regulations approved by the Superintendency of Banking.

B.5.iii. CREDIT CARDS

              The Bank operates in the Colombian credit card market through the issuance of MasterCard, Visa and American Express cards for individuals and corporate customers. As of December 31, 2003 total credit cards loans (retail and corporate) totaled approximately Ps 343,410 million, representing approximately 4.3% of the Bank's total loans.

              The following table details the type and outstanding number of credit cards offered by the Bank on an unconsolidated basis:

                                                                         OUTSTANDING CARDS
         TYPE OF CARD                      SEGMENT                 DEC. 31, 2002      DEC. 31, 2003
----------------------------------   ----------------------        -------------      -------------
       PERSONAL CREDIT CARDS
Classic Visa and MasterCard          Personal                         163,001             162,157
Gold Visa and MasterCard             High Income                       35,858              37,843
Platinum MasterCard                  High Income                        4,812               5,187
BC Exito Visa (1)                    Personal                          33,155              32,267
Ideal Card (2)                       Basic Sub Segment                      -               5,086
E-card                               Retail                             2,012               1,965
                                                                      -------             -------
  TOTAL PERSONAL                                                      238,838             244,505
                                                                      -------             -------
       BUSINESS CREDIT CARDS
Visa "Empresarial" and MC Corporate  Small-and-medium-sized
                                     companies and
                                     Corporate                         20,200              24,790
Visa Distribution (3)                Major retailers                        -                   -
                                                                       ------              ------
  TOTAL BUSINESS                                                       20,200              24,790
                                                                       ------              ------

AMERICAN EXPRESS (4)
Blue                                 Personal                          10,641              32,702
Green                                High Income                        9,270              18,784
Gold                                 High Income                        5,182               8,833
                                                                       ------             -------
  TOTAL AMEX                                                           25,093              60,319
                                                                      -------             -------
    TOTAL OUTSTANDING CREDIT CARDS                                    284,131             329,614
                                                                      =======             =======

 -----------------------

(1)      BANCOLOMBIA EXITO VISA: This co-branding card results from an alliance between Bancolombia and Almacenes Exito, a supermarket chain, and is directed specifically to Personal Banking segment customers. It offers exclusive benefits at Exito stores.

         (2)      BANCOLOMBIA IDEAL CARD: With this card, the Bank introduces a product directed to the "Basic" sub-segment of Personal Banking. The target market is customers with annual income between 1.5 and 2.5 SMLV, giving them an alternative mean for financing purchases in Colombia. The limits granted are between Ps 300,000 and Ps 1,000,000 and it has the support of MasterCard in Colombia.

         (3)      BANCOLOMBIA VISA DISTRIBUTION CARD: This card is directed to customers of major retailers, who may purchase products at the retailer, allowing the Bank the management of receivables and the retailers to conduct business more efficiently.

         (4)      AMERICAN EXPRESS: BC is actually the only issuer of American
                     Express cards in Colombia. The Bank currently issues three types of American Express card - Blue, Green and Gold - following a market segmentation strategy. These cards offer wide financing possibilities, as well as convenient means for making payments and insurance and assistance to cardholders.

                  As part of the Bank's strategy for the credit card market, since 2003 the Bank has made its Bancolombia Free Miles program more flexible, giving customers different options for redeeming their miles, including products and tourist packages, and transferring their miles to other frequent flier programs.

                  The following table shows the Bank's credit card business market share on an unconsolidated basis:

   ACCUMULATED CREDIT CARD BILLING                                          GROWTH           MKT. SHARE
  (As of December 31, in Ps million)        2002            2003          2003/2002        2002        2003
                                         ------------    ------------     ---------       ----        ----
Bancolombia MasterCard                     Ps 717,438      Ps 787,331           9.7%      10.6%        9.5%
Bancolombia VISA                              341,758         406,802          19.0%       5.1%        4.9%
Bancolombia American Express                   17,322         240,872       1,290.5%       0.3%        2.9%
                                         ------------    ------------     ---------       ----        ----
  TOTAL BANCOLOMBIA                         1,076,518       1,435,005          33.3%        16%       17.3%
                                         ============    ============     =========       ====        ====
COLOMBIAN CREDIT CARD INDUSTRY           Ps 6,751,628    Ps 8,295,597          22.9%

Source: Credibanco, American Express and Red Multicolor.

        CREDIT CARD MARKET SHARE                                           GROWTH            MKT. SHARE
 Number of outstanding credit cards as       2002            2003         2003/2002       2002        2003
            of December 31,              ------------    ------------     ---------       ----        ----
Bancolombia MasterCard                   Ps   158,969    Ps   160,113           0.7%       7.2%        6.5%
Bancolombia VISA                              100,069         109,182           9.1%       4.5%        4.4%
Bancolombia American Express                   25,093          60,319         140.4%       1.1%        2.4%
                                         ------------    ------------     ---------       ----        ----
  TOTAL BANCOLOMBIA                           284,131         329,614          16.0%      12.8%       13.3%
                                         ============    ============     =========       ====        ====
COLOMBIAN CREDIT CARD INDUSTRY           Ps 2,216,322    Ps 2,479,554          11.9%

Source: Credibanco, American Express and Red Multicolor.

                  During 2003, the credit card business showed positive performance. The Bank's accumulated credit card billing and number of outstanding credit cards increased 33% and 16%, respectively, while the industry's accumulated credit card billing and number of outstanding credit cards increased 22.9% and 11.9%, respectively, resulting in greater market share. Since their launch in November 2002, the Bank's American Express cards have shown significant growth. The number of outstanding American Express cards grew 140.4% during 2003 as compared to 2002, and accumulated credit card billing increased 1,290.5% during the same period, as a result of a strong commercial strategy.

B.5.iv.  DEBIT CARDS

                  The Bank offers the following debit cards:

         - BANCOLOMBIA MAESTRO DEBIT CARD: The Bank offers the Maestro Debit card to customers with savings accounts at the Bank. After a review of the customer's purchases, the customer is offered various payment options for the handling fee and ATM withdrawal charges. As of December 31, 2003, 1,038,411 Maestro Debit cards issued by the Bank were outstanding.

         - BANCOLOMBIA MASTERCARD DEBIT CARD: The Bank offers this card to customers with a checking account at BC. It has worldwide acceptance and assistance from MasterCard. As of December 31, 2003, 150,183 such cards issued by the Bank were outstanding.

         - BANCOLOMBIA PREPAID CARD: BC offers this prepaid debit card to individuals without an account at the Bank. Several companies have contracted with BC to credit payroll for their temporary employees to prepaid debit cards, with the Bank offering various awards and incentives in return. As of December 31, 2003, 13,376 of such cards issued by the Bank were outstanding.

B.5.v.   OTHER BANKING PRODUCTS

                  As a complete service bank, BC offers a broad portfolio of financial products and services. Some other important services include:

B.5.v.a. REMITTANCES

                  BC accepts for deposit checks drawn on other banks and from cities other than the city where the account is held.

B.5.v.b. PAYMENT OF NATIONAL AND CUSTOMS TAXES

                  BC offers its customers the convenience of paying national and customs taxes via its network of branches, with BC transferring funds to the governmental entity. This is an important no-cost short-term funding source for the Bank.

B.5.v.c. ACQUIRING BUSINESS

                  Since November 2002, the Bank has been the exclusive issuer and acquirer agent for American Express credit cards in Colombia. The acquiring business at the Bank is divided into two parts. First, as official partner of American Express in Colombia, BC has responsibility for the franchise as the only acquirer of its transactions in Colombia. BC is responsible for all the processes related to acceptance, compensation and payment of all the American Express merchant members in Colombia. Second, BC has responsibility for signing up new merchants to the Visa, MasterCard and American Express franchises, and the new merchant members receive payment for sales made with credit and debit cards in BC accounts.

                  During 2003, the Bank has paid Ps 4.1 billion for debit and credit card sales, representing 37.9% of the acquirer market, as compared to Ps
3.4 billion during 2002.

B.5.v.d. BANCASSURANCE - ("BANCASEGUROS")

                  The Bank offers, through its branch network, several insurance products (life insurance, home insurance and personal accidents insurance) of Compania Suramericana de Seguros, one of the main insurance companies in Colombia.

                  During 2003, BC sold 91,524 insurance policies, compared to 68,174 during 2002, representing an increment of 34%. As of December 31, 2003, 180,432 insurance policies sold by BC were on effect, compared to 138,748 as of December 31, 2002, which represent an increase in outstanding policies of 30%.

                  During the months of August and September, 2003, the Bank held the campaign Ahorre y Proteja su Familia ("Save and Protect your Family") and sold more than 35,327 life insurance policies and 686 home insurance policies.

B.5.v.e. PENSION BANKING - ("BANCAPENSIONES")

                  Through its branch network, the Bank offers a Voluntary Pension Fund "Rentapension," administered by Fiducolombia. The fund allows customers to obtain, through periodic contributions, tax benefits and interest payments, a proposed voluntary saving goal to complement their state pension. BC sold 4,580 pension plans in 2003, as compared to 6,075 pensions plans in 2002.

B.5.v.f. INTERNATIONAL WIRE TRANSFERS

                  In some of its offices, the Bank provides facilities for customers to transfer funds abroad, exchange foreign currency, sell travelers' checks, pay U.S. dollar-denominated credit card balances and receive MoneyGram wired funds. In 2002, the Bank entered into an alliance with the Colombian supermarket chain Almacenes Exito to offer these services in that company's main stores.

                  In March 2003, the Bank agreed with the Banco Popular Group to receive wire transfers from Colombian citizens residing in France and Spain. Also during 2003, the Bank agreed with the U.S. government to allow retired persons from the U.S. residing in Colombia to receive their Social Security pension payments in BC accounts.

                  As of December 31, 2003, BC performed 91,997 wire transfers for its customers totaling US$ 136.7 million, compared to 89,770 wire transfers totaling US$ 95.3 million in 2002.

B.5.v.g. TREASURY PRODUCTS

                  The Bank's Treasury Division is responsible for the management of the Bank's treasury operations and its proprietary liquidity, foreign exchange and securities, positions, and participates with the Vice Presidency of Risk in the management of market, liquidity, interest-rate and currency risks. Treasury Products were more dynamic during 2003 due to several reasons, such as an increase in some business lines including foreign exchange derivatives and sovereign debt market. Other factors also contributed to the results of the Bank's Treasury Products the most important of which was the volatility of domestic and foreign interest rates, generating higher income from valuation of portfolios in Colombia and Panama.

                  BC's treasury results during 2003 resulted primarily from a positive investment portfolio dynamic, not only in local currency, but also with regard to foreign currency.

                  In 2003, the local market situation was characterized by a good liquidity supply resulting from the Central Bank's decision to reduce interest rates, which, accompanied by high real interest rates in public debt assets ("TES"), generated greater profits.

                  BC placed first in the Ministry of Finance's raking of Creators of the Public Debt Market, trading an average monthly volume of Ps 300 billion, which produced significant income for the treasury division.

                  In the international market, high global liquidity levels led to a decrease in interest rates and a fall in debt spreads. The debt spread of the Republic of Colombia bonds fell approximately 160 basis points on average during 2003. Because a high percentage of our investments in foreign currency are concentrated in this issuer, the falling debt spread yielded positive results for BC.

                  Foreign currency spots and forwards also generated important income for Treasury.

                  This division conducts, among others, the following operations for the Bank and for its clients:

         INTER-BANKING: These are operations in which BC lends or borrows funds in Colombian pesos or U.S. dollars to or from financial institutions for a short term (30 days maximum), without receipt or delivery of a guarantee in exchange. This product allows short-term management of liquidity surpluses or shortages.

         REPO: In Repo operations BC lends or borrows funds in Colombian pesos or U.S. dollars for a short term (maximum 30 days) to or from financial or non-financial institutions, in exchange for a guarantee in securities.

         ISSUANCE OF CDS: BC captures funds in Colombian pesos by issuing certificates of deposit. Interest rates on such CDs can be linked to the DTF (Colombia's average of term deposits), the CPI (consumer price index), or to a fixed rate.

         PRIVATE DEBT INVESTMENT PORTFOLIO: With its private debt portfolios, BC purchases and sells securities issued by private entities of the Colombian financial and industrial sectors.

         PUBLIC DEBT INVESTMENT PORTFOLIO: With investment in public debt portfolios, BC purchases and sells securities issued by public entities or those managed by the Government of Colombia.

         SPOT COLOMBIAN PESO / U.S. DOLLAR AND SPOT FOREX: In spot operations involving the Colombian peso and the U.S. dollar, BC sells and purchases U.S. dollars in exchange for Colombian pesos in order to serve its customers, assume a long or short position in the course of an exchange rate swap, or hedge operations involving derivatives, valuations, or obligations or rights of the Bank in a foreign currency. In Spot Forex operations, BC performs the same role with currencies other than the U.S. dollar.

         SOVEREIGN AND CORPORATE SECURITIES INVESTMENT PORTFOLIO: BC invests in fixed yield sovereign securities issued by the governments and corporations of different countries.

         CREDIT DERIVATIVES INVESTMENT PORTFOLIO: BC engages in credit derivatives operations in which one party transfers to the other for a period of time the credit risk associated with an issuer in exchange for a periodic premium, which is defined as a Credit Default Swap ("CDS"). The investments made can be as follows:

         - Credit-Linked Note: a security issued by an international bank that implicitly has the risk of a CDS.

         - Credit-Linked Deposit: a deposit provided as a guarantee for a CDS.

         FORWARD COLOMBIAN PESO/U.S. DOLLAR: BC purchases and sells U.S. dollars in exchange for futures contracts for Colombian pesos, determining a date, price, and specific amount. This is done to fill customer needs, to take a long or short position in connection with an exchange rate swap, or to hedge assets and liabilities denominated in U.S. dollars. Such operations are not standardized with respect to length or minimum amounts. In forward forex operations, BC performs the same role with currencies other than the U.S. dollar.

B.5.vi.  FIDUCIARY

                  The Bank offers, through its subsidiary Fiducolombia, a family of six mutual funds and one voluntary retirement fund, all of which are designed to provide customers with the opportunity to diversify their investments. As of December 31, 2003, it had Ps 1,386,307 million in total assets under management, increasing 26.0% from Ps 1,100,175 million in 2002.

         FIDUCUENTA: This fixed income fund seeks to attain stable income in the short term, preserving the immediate availability of cash. As of December 31, 2003, it had Ps 1,028,183 million in assets under management, increasing 20.8% from Ps 851,460 million in 2002. As of December 31, 2003, Fiducuenta had a market share of 21.9% for this type of funds.

         FIDURENTA: This fixed income fund seeks to attain stable income in the medium and long term, with a minimum 30-day investment term. As of December 31, 2003, it had Ps 263,614 million in assets under management, increasing 40.9% from Ps 187,104 million in 2002.

         FIDUNACION: This fund, which comprises public debt instruments, seeks to attain stable income in the medium and long term, with a minimum 30-day investment term. As of December 31, 2003, it had Ps 780 million in assets under management, decreasing 59.4% from Ps 1,921 million in 2002.

         FIDUDIVISAS: This fund comprises fixed or variable income securities issued in international markets, with a minimum 90-day investment term. As of December 31, 2003, it had Ps 4,695 million in assets under management, decreasing 27.0% from Ps 6,433 million in 2002. This decrease is explained by the volatility of the exchange rate.

         PLAN SEMILLA: This savings alternative pursues the goal of capital accumulation, which can, in accordance with a customer's needs, assist in paying for education, purchasing a home, or buying a vehicle. It has a minimum one-year investment term. As of December 31, 2003, it had Ps 26,824 million in assets under management, increasing 104.8% from Ps 13,096 million in 2002.

         RENTA PENSION: This long-term programmed savings alternative enjoys tax benefits and can either complement the mandatory state pension or assist in the pursuit of capital accumulation goals. As of December 31, 2003, it had Ps 57,671 million in assets under management, increasing 51.5% from Ps 38,065 million in 2002.

         INDEACCION: This investment alternative allows participation in the local and international stock markets with the goal of long-term gains. As of December 31, 2003, it had Ps 4,541 million in assets under management, increasing 116.7% from Ps 2,096 million in 2002.

ASSET MANAGEMENT BUSINESSES

                  In the area of asset management businesses, as of December 31, 2003, the Fiduciary had Ps 9,566 billion in assets under management, increasing 19.7% from Ps 7,991 billion in 2002. Fiducolombia offers a broad range of products and services by type of trust, among which the following stand out:

         PUBLIC TRUST: When managing a public trust for state-owned companies, Fiducolombia performs collection, payment and asset management operations while simultaneously performing follow-up, control and reviews of performance as well as any other activities provided for in the trust contract. As of December 31, 2003, such trusts had Ps 5,131 billion in assets under management, an increase of 28.1% from Ps 4,006 billion in 2002.

         MANAGEMENT AND PAYMENT TRUST: Fiducolombia manages assets transferred to it by an individual or company, performing activities such as collection, payment and portfolio control, document control, verification of budgetary performance and presentation of operating results. As of December 31, 2003, such trusts had Ps 1,529 billion in assets under management, an increase of 15.1% from Ps 1,328 billion in 2002.

         INDIVIDUAL INVESTMENT TRUST: Fiducolombia manages resources transferred to it by an individual or a company, designing an investment portfolio that takes into account the customer's requirements in terms of liquidity, security and profitability. As of December 31, 2003, such trusts had Ps 1,548 billion in assets under management, an increase of 19.3% from Ps 1,298 billion in 2002.

         REAL ESTATE TRUST: Fiducolombia manages third-party resources designated for the development of housing and/or commercial real estate projects during the pre-sale, construction and title transfer stages, thus contributing to project feasibility as well as promotional and sales activities. As of December 31, 2003, such trusts had Ps 70,097 million in assets under management, an increase of 41.2% from Ps 49,630 million in 2002.

         GUARANTEE TRUST: Through this trust business, the trustee or founder of a trust transfers ownership of one or several of his assets to an autonomous entity in order to guarantee other financial obligations that the trustee or founder has incurred. As of December 31, 2003, such trusts had Ps 1,288 billion in assets under management, decreasing 1.6% from Ps 1,309 billion in 2002.

                  Other products and services offered by the Fiduciary are:

         SECURITIES MANAGEMENT: Fiducolombia carries out management activities with the goal of improving efficiency in the administration of the shareholders' department in a corporation. Fiducolombia can also act as an agent for payments, a recording agent and a transfer agent.

         SECURITIZATION: This financial mechanism allows companies to obtain financial resources through the public securities markets via the conversion of assets that are traditionally illiquid into liquid assets, usually through the establishment of an autonomous entity with assets that serve as collateral for the issuance of securities. The fiduciary has participated in the securitization process of cattle, real estate, and loan portfolios, among other items.

         ISSUANCE MANAGEMENT: This product is specifically designed for companies that wish to obtain resources directly from the capital markets by issuing securities. Fiducolombia, as managing agent, provides advice, securities issuance, placement through a local broker, interest payment and capital redemption.

         CUSTODY: Fiducolombia has been approved by Morgan Guaranty Trust and The Bank of New York to act as custodian for ADRs and GDRs since May 1995.

B.5.vii. LEASING

                  Leasing Colombia, as a BC subsidiary specialized in leasing activities, offers the following types of leasing:

         - FINANCIAL LEASING: Through financial leasing, Leasing Colombia allows customers to lease previously selected capital goods. Customers lease the capital good with the option to purchase after a determined term.

         - OPERATIONAL LEASING: Leasing Colombia delivers leased equipment for a fixed term. If Leasing Colombia initially stipulates the sale of the goods for a commercial value at their return, this value will be deducted from the monthly lease payments.

                  The main activities that require lease financing are infrastructure, import of goods, temporary import in Colombian pesos, international leasing, real estate, vehicles for executives, leasing for suppliers, and cattle raising.

                  The following table shows Leasing Colombia's number of contracts, clients and the net value of its leased goods and loan portfolio

                                                               NET VALUE OF LEASED GOODS
           NUMBER OF CONTRACTS OF                                 AND LOAN PORTFOLIO
YEAR         LEASING AND LOANS          NUMBER OF CLIENTS            (PS MILLION)
----       ----------------------       -----------------      -------------------------
2001               1,769                      1,202                     163,727
2002               3,909                      2,442                     270,099
2003               5,933                      3,814                     445,670
====               =====                      =====                     =======

B.5.viii. WAREHOUSE AND LOGISTICS

                  Almacenar, the warehouse and logistics subsidiary of BC, offers the following portfolio of services:

         -        Warehousing: custody of customer merchandise.

         - Custom Brokerage: assistance with import and export related processes.

         - Inventory Management: warehouse distribution, inventory control.

         - Picking and Packing: product handling, packing of point of purchase material.

         -        Distribution: coordination of transportation.

         -        File Management: custody and file organization.

         - Guaranties: issuance of certificates of deposit as guaranty for bank loans.

Almacenar has been expanding its logistics business, which currently represents 62.7% of its portfolio of services.

B.5.ix.  INVESTMENT BANKING

                  Colcorp S.A. is a subsidiary of BC that specializes in providing investment banking services to a variety of the Bank's customers. Colcorp engages primarily in asset management and financial advisory services. As of December 31, 2003, Colcorp had over Ps 234,000 million under management. Colcorp invests in companies in all sectors of the Colombian economy, including agriculture, telecommunications, construction and the public sector. In addition, Colcorp provides specialized financial advisory services to private companies as well as government entities in areas such as mergers and acquisitions, project and structured finance, valuation of business divisions and restructurings, both within Colombia and abroad.

B.5.x.   BROKERAGE

                  Comicol S.A. Comisionista de Bolsa, a subsidiary of BC, offers brokerage services to the Bank's customers as well as its own customers. In this area, Comicol offers two alternatives, fixed and variable yield instruments, as well as portfolio management, foreign currency intermediation, investment banking and management of investment funds.

B.5.xi.  OFF-SHORE BANKING

                  Bancolombia (Panama) S.A. and Bancolombia Cayman, BC's international subsidiaries located in Panama and the Cayman Islands, respectively, provide a complete line of banking services mainly to Colombian customers, including loans to private sector companies, trade financing, lease financing, financing for industrial projects and a complete portfolio of cash management products such as checking accounts, international collections and payments and PC Banking. Through these subsidiaries, BC also offers to its high net worth and private banking customers investment opportunities in U.S. dollars, in savings and checking accounts, CD-time deposits and investment funds. As of December 31, 2003, Bancolombia (Panama) had 8,772 clients, an increase of 4.8%, from 8,368 in 2002. Additionally, Bancolombia Cayman issues Visa credit cards. At December 31, 2003, 5,041 such cards issued by the Bank were outstanding, an increase of 4.7% from 4,814 in 2002.

B.5.xii. NEW PRODUCTS OR SERVICES

                  During 2003, the Bank launched the following products and services:

B.5.xii.a. BANCOLOMBIA MIAMI AGENCY

                  On December 2003, the Bank set up its international banking agency in Miami, Florida. According to the applicable rules, the Bank can offer through this agency services and products only to non-U.S. residents. Among other products, the Agency offers its customers savings, money market and checking accounts in U.S. dollars including the product now account, which is offered only to individuals and permits unlimited monthly withdrawals, CD-time deposits and transfers of funds abroad. The Agency also eases the clients' access to credit facilities as working capital facilities (with a maximum term of 5 years), pre-financing exports facilities, letters of credit for the payment of import goods and management of collections of receivables. In addition, the Agency offers international cash management tools to its clients including the Virtual Branch and international payment services, among others.

B.5.xii.b. NEW PERSONAL BANKING SEGMENTS

                  During 2003, the Bank developed the following new segments:

         MICROFINANCING: In order to boost the Colombian economy, for the last two years, under a plan promoted by the government, Colombian banks have agreed to open credit lines for small businesses. These resources are placed with very small businesses, either directly by the Bank or through non-governmental organizations.

         Customers served under this initiative must meet the following criteria:

         - Annual sales greater than Ps 30 million and less than Ps 250 million;

         -        Age of business greater than one year;

         -        Owner between 21 and 69 years of age;

         -        Assets less than 501 SMLV;

         -        Up to 10 employees;

         - Loans may be used for working capital such as purchasers of raw goods, renovation of premises and purchasers of machinery, equipment, furniture and fixtures.

         PRIVATE BANKING: Since 2003, the Bank has developed its private banking project, a special program servicing high net worth individuals (customers with assets under management in excess of

US$100,000). The portfolio encompasses products of the Bank's subsidiaries, including those in Colombia as well as those abroad. This project is expected to begin in the second quarter of 2004.

         The project's goals are:

         - To improve the range of products and the quality of service offered to high net worth individuals;

         - To take advantage of the opportunities of a "one-stop financial advice" relationship with this group of customers (integrating the sale of services from BC subsidiaries);

         -        To offer local advice with access to global products;

         -        To increase the volume of assets under management.

B.5.xiii. COMPANIA SURAMERICANA DE FINANCIAMIENTO COMERCIAL ("SUFINANCIAMIENTO")

                  In December 2003, the Bank acquired Sufinanciamiento, a Colombian consumer finance company that specializes in the vehicle financing market with a total gross loan portfolio as of December 31, 2003, of Ps 279,354 million, total deposits of Ps 230,447 million and 125,489 customers. Sufinanciamiento also has an agreement with Almacenes Exito, a major retail chain in Colombia, to offer consumer loans to its customers. The acquisition of Sufinanciamiento will allow the Bank and its subsidiaries to complement their portfolio of products by developing commercial financing activities, in particular in vehicle financing.

B.6.     COMPETITION

B.6.i.   DESCRIPTION OF THE COLOMBIAN FINANCIAL SYSTEM

                  The Colombian financial system was historically comprised of specialized institutions operating in market niches that were regulated and delineated by law. However, Law 45 of 1990, Law 35 of 1993 and the Estatuto Organico del Sistema Financiero (Decree 663 of 1993, as amended), significantly deregulated the Colombian financial system, providing commercial banks with the opportunity to set up subsidiaries to compete in different markets, and permitting other financial institutions to enter markets in the Colombian financial system from which they had previously been excluded. These laws have increased competition among the different types of financial institutions, promoted consolidation of the financial industry and created considerable overlap in the permitted scope of business activities of the various types of financial institutions, particularly with respect to foreign exchange operations. This legal framework also permits foreign investment in all types of financial institutions.

                  Additional laws have since been promulgated with the purpose of further deregulating the Colombian financial system. Besides Law 35 and Decree 663, Law 510 of 1999, Law 546 of 1999 and Law 795 of 2003 further broadened the scope of activities permitted to financial institutions, set forth general circumstances under which the government may intervene in the financial sector, prescribed the rules governing intervention and established the instruments that the government may use.

                  As of December 31, 2003, the principal participants in the Colombian financial system were: the Central Bank; 28 commercial banks (of which 14 were domestic banks, 9 were foreign banks and 5 were official banks); 4 finance corporations; 13 commercial finance companies, 11 leasing companies; and 9 government-owned development banks. In addition, insurance companies, securities brokerage firms, cooperatives and bonded warehouse and trust companies were also present in the Colombian financial system.

                  As of December 31, 2003, 83.95% of the total assets of the financial system were held by private entities, 16.05% were held by state-owned or state-controlled entities. Specifically, of the total assets of the banking system alone, private Colombian banks had a share of 63.5%, private foreign banks 18.1% and state-owned or state controlled banks 18.4%. With respect to deposits in the banking system, private Colombian banks had a share of 66.2%, private foreign banks had a 16.9% share and state-owned or state controlled banks had a 16.9% share

         EVOLUTION OF THE FINANCIAL SYSTEM IN 2003

                  During 2003, the financial system showed a profit of Ps 1.8 trillion, compared to Ps 0.9 trillion during 2002.

                  The valuation of investments, decrease of costs of funds and the control of management costs made by financial institutions led to the improved climate. Market perceptions regarding the government's capacity to solve fiscal difficulties was reflected in the reduction of spreads for external public debt and the lower rates for internal public debt, which has improved the valuation of bank portfolios. In addition, the current, expansive monetary policy has altered the structure of funds in a manner favorable to financial institutions. Lastly, the capitalizations, strengthening of portfolios, reduction of expenses and diversification of the financial system that has occurred in recent years has allowed greater flexibility in the generation of net income and, as a consequence, greater profit.

B.6.ii.  BANCOLOMBIA AND ITS COMPETITORS

         BANCOLOMBIA'S INDICATORS AND ITS COMPETITION

                  The financial sector has been consolidating since the crisis of 1999 and 2000, and the main financial indicators now suggest continuing growth. BC's capital adequacy is 408 basis points above the required level, which could leverage dynamic growth in risk assets. Allowances as a percentage of past due loans are above 90%, and the quality of loan portfolios (past due loans as a percentage of total loans) went from 11.0% in December of 2002 to 6.8% in December of 2003. The management expense index (administrative expenses/total assets) decreased from 6.8% in December 2000 to 5.8% in December 2003, and institutions have made strong investments in technology, which generates greater management efficiency. Among banks with the greatest assets, a bracket that includes BC, all indicators are even stronger. Coverage of past due loan portfolios (allowances as a percentage of total loans) is greater than 100% and loan portfolio quality is less than 3%, which allows these larger banks to assume greater risks.

              The following table lists key indicators for BC and its main competitors:

                                                     PAST DUE LOAN/   ALLOWANCES/PAST
                       ROAE              ROAA          TOTAL LOANS      DUE LOANS      CAPITAL ADEQUACY
                -----------------   ---------------  ---------------  ---------------  ----------------
                 DEC-02   DEC-03    DEC-02   DEC-03   DEC-02  DEC-03  DEC-02  DEC-03   DEC-02    DEC-03
                -------   -------   ------   ------  -------  ------  ------  -------  ------    ------
Bancolombia        13.3%     20.1%     1.6%     2.8%     2.3%   1.6%   218.8%  298.5%    11.1%     13.2%
(unconsolidated)
Banco de Bogota    20.8%     23.2%     2.7%     2.9%     2.7%   2.2%   183.0%  212.8%     9.7%      9.8%
Banco de           18.7%     20.7%     2.2%     2.3%     2.6%   2.9%   279.0%  224.7%    10.0%      9.9%
Occidente
BBVA              -10.7%     10.9%    -1.0%     0.9%     5.1%   4.1%   189.7%  201.7%    11.5%     11.1%
Citibank           19.3%     12.6%     2.4%     1.9%     1.2%   1.0%   255.8%  219.4%    10.9%     13.6%

                                                     PAST DUE LOAN/   ALLOWANCES/PAST
                       ROAE              ROAA          TOTAL LOANS      DUE LOANS      CAPITAL ADEQUACY
                -----------------   ---------------  ---------------  ---------------  ----------------
                 DEC-02   DEC-03    DEC-02   DEC-03   DEC-02  DEC-03  DEC-02  DEC-03   DEC-02    DEC-03
                -------   -------   ------   ------  -------  ------  ------  -------  ------    ------

Davivienda         11.0%     14.6%     1.2%     1.8%    16.7%  10.6%    63.2%   96.7%    13.9%     19.3%
Banco Popular      11.7%     18.8%     1.2%     1.9%     8.2%   5.5%    94.6%  116.4%    10.3%      9.6%

Source: Superintendency of Banking

                  BC is the market leader in the loan and deposit market. BC's principal competitors in the corporate market include Banco de Bogota, Citibank, BBVA and Banco de Occidente. In the retail market, the primary competitors are Banco de Bogota, Banco Popular, Banco de Occidente and Conavi.

                  The following graphs show BC's (unconsolidated) and its main competitors market share according to information compiled by the Superintendency of Banking for the years 2001, 2002 and 2003:

                                TOTAL NET LOANS
                                  MARKET SHARE

                                  [BAR CHART]

                     JAN-DEC/01      JAN-DEC/02      JAN-DEC/03
BANCOLOMBIA             11.6%           12.4%           13.0%
BOGOTA                   8.1%            9.1%            9.4%
BBVA                     6.8%            6.7%            6.7%
DAVIVIENDA               7.2%            6.7%            6.4%
POPULAR                  5.7%            5.5%            5.4%

                               CHECKING ACCOUNTS
                                  MARKET SHARE

                                  [BAR CHART]

                     JAN-DEC/01      JAN-DEC/02      JAN-DEC/03
BANCOLOMBIA             16.6%           16.7%           17.4%
BOGOTA                  14.4%           15.3%           15.2%
BBVA                    11.3%           11.1%           10.0%
OCCIDENTE                8.4%            9.0%            9.0%
POPULAR                  8.0%            7.4%            6.9%

                                SAVINGS ACCOUNTS
                                  MARKET SHARE

                                  [BAR CHART]

                     JAN-DEC/01      JAN-DEC/02      JAN-DEC/03
BANCOLOMBIA              9.8%           10.4%           10.6%
CONAVI                  11.4%           10.6%            9.9%
BOGOTA                   6.8%            7.5%            8.4%
DAVIVIENDA               9.4%            8.4%            8.0%
BBVA                     7.1%            7.2%            7.5%

                                 TIME DEPOSITS
                                  MARKET SHARE

                                  [BAR CHART]

                     JAN-DEC/01      JAN-DEC/02      JAN-DEC/03
BANCOLOMBIA             9.5%            11.3%           11.6%
AV VILLA                8.7%             8.1%            8.1%
DAVIVIENDA              7.3%             7.8%            7.6%
BBVA                    5.9%             5.9%            6.1%
CITIBANK                6.1%             4.8%            4.4%

B.7.     SUPERVISION AND REGULATION

         COLOMBIAN BANKING REGULATORS

                  The principal bodies regulating the Colombian financial system are the Superintendency of Banking, the Superintendency of Securities, the Ministry of Finance and the Board of Directors of the Central Bank. Colombia's National Congress prescribes the general framework under which the government may regulate the financial system.

         - Superintendency of Banking: The Superintendency of Banking was established in 1923 and is responsible for supervising and regulating all entities classified as financial institutions under Decree 663 of 1993, including commercial banks such as BC, mortgage banks, finance corporations, commercial finance companies, financial services companies (such as trust companies, warehouse companies, and pension and severance pay administration companies) and insurance companies. Financial institutions must obtain the authorization of the Superintendency of Banking before initiating operations.

         - Violations to provisions of Colombia's financial system are subject to administrative sanctions and, in some cases, may have criminal consequences. The Superintendency of Banking may inspect Colombian financial institutions on a discretionary basis, and has the authority to impose fines on such institutions, their directors and officers for violations of Colombian laws, regulations, or such financial institutions' own by-laws.

         - In addition, the Superintendency of Banking makes on-site inspections of Colombian banks, including BC, on a regular basis.

         - Ministry of Finance: As part of its duties, the Ministry of Finance issues Decrees relating to financial matters that may affect banking operations in Colombia.

         - Superintendency of Securities: The Superintendency of Securities supervises brokerage houses and stock exchanges and monitors and regulates the market for publicly traded securities. Since BC's Common Shares and Preferred Shares are publicly traded on the Colombian Stock Exchange, certain aspects of BC's operations are supervised by the Superintendency of Securities.

         - Central Bank: The Central Bank exercises the customary functions of a central bank, including price stabilization, legal currency issuance, regulation of currency circulation, credit and exchange rate monitoring, and administration of international reserves. Its Board of Directors is the regulatory authority for monetary, currency exchange and credit policies, and is responsible for the direction and execution of the Central Bank's duties. The Central Bank also acts as lender of last resort to financial institutions.

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

                  REGULATORY FRAMEWORK FOR COLOMBIAN BANKING INSTITUTIONS

                  The basic regulatory framework for the operations of the Colombian financial sector is set forth in Decree 663 of 1993, modified by Law 510 of 1999, Law 546 of 1999 and Law 795 of 2003. Laws 510 and 795 substantially modified the control, regulation and surveillance powers of the Superintendency of Banking. Law 510 also streamlined the procedures for the Fondo de Garantias de Instituciones Financieras ("Fogafin"), a fund meant to assist troubled financial institutions, to intervene on behalf of economically troubled companies. The main objective of Law 510 is to increase the solvency and stability of Colombia's financial institutions, by establishing rules for their incorporation, the permitted investments of credit institutions, insurance companies and investment companies. Law 546 of 1999 regulated the system of long-term home loans. Later on, Law 795 was issued with the main objective of broading the scope of activities to be performed by financial institutions and to update Colombian regulations with the latest principles of the Basel Committee. Law 795 also increased the minimum capital requirements in order to incorporate a financial institution (for more information see "Minimum Capital Requirements" below) and authorized the Superintendency of Banking to take precautionary measures, consisting mainly in preventive interventions with respect to financial institutions whose capital falls below certain thresholds. Such financial institutions, in order to avoid a temporary take-over by the Superintendency of Banking, must submit to the Superintendency a restructuring program to restore their financial situation.

                  In order to implement and enforce the provisions related to Colombia's financial system, the Superintendency of Banking and the Board of Directors of the Central Bank issue periodic circulars and resolutions. In External Circular 007 of 1996, as amended, the Superintendency of Banking compiled all the rules and regulations covering banking institutions, and in External Circular 100 of 1995, as amended, it compiled all regulations applicable to the accounting and financial treatment of banking institutions.

         Violations of Laws 510, 795 and specified provisions of Decree 663 and their relevant regulations are subject to administrative sanctions and, in some cases, criminal penalties.

     KEY INTEREST RATES

         Colombian commercial banks, finance corporations and commercial finance companies are required to report to the Central Bank, on a weekly basis, data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes the Tasa de Captaciones de Corporaciones Financieras ("TCC") and the Depositos a Termino Fijo ("DTF") rates, which are published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The TCC is the weighted average interest rate paid by finance corporations during the second week preceding its publication for deposit maturities of 90 days. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and commercial finance companies during the second week preceding its publication, for the average interest rates paid for certificates of deposit with maturities of 90 days. For the week of March 8-15, 2004, the DTF was 8.02% and the TCC was 8.86%.

     CAPITAL ADEQUACY REQUIREMENTS

         Capital adequacy requirements for Colombian financial institutions are based on the standards of the Basel Committee. The regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution's Technical Capital (as defined below) be at least 9% of that institution's total risk-weighted assets.

         Technical Capital for the purposes of the regulations consists of basic capital ("Primary Capital") and additional capital ("Secondary Capital") (collectively, "Technical Capital"). Primary Capital consists mainly of:

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

                  - capital investments in entities subject to the supervision of the Superintendency of Banking (including purchases of mandatory convertible bonds); and

                  - investments in foreign financial institutions where the investor holds at least 20% of the capital of said institution.

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

                  -        general allowances; and

                  - the difference between the surplus capital account from donations and the investment devaluation account.

                  - market value of subscribed subordinated bonds as long as said bonds do not exceed 50% of Primary capital, and comply with additional requirements.

         In computing Technical Capital, Secondary Capital may not exceed (but can be less than) the total amount of Primary Capital.

         The following table sets forth certain information regarding the Bank's capital adequacy as of December 31, 2003:

                                                                              AS OF DECEMBER 31, 2003
                                                                              -----------------------
                                                                                (Ps million, except
                                                                                    percentages)
Subscribed capital ......................................................          Ps        355,119
Capital Advance Payments                                                                          10
Legal reserve and other reserves ........................................                    740,354
Unappropriated retained earnings ........................................                     41,559
Net Income                                                                                   375,648
LESS:
         Long - term investments ........................................                   (149,231)
         Non - monetary inflation adjustment ............................                   (196,032)
                                                                              ----------------------
Primary capital (Tier I).................................................          Ps      1,167,427
                                                                              ======================

Reappraisal of assets ...................................................          Ps         63,756
Provision loans..........................................................                     85,639
Non-monetary inflation adjustment .......................................                    111,059
                                                                              ----------------------
Computed secondary capital (Tier II).....................................          Ps        260,454
                                                                              ======================
Primary capital (Tier I).................................................          Ps      1,167,427
Secondary capital (up to an amount equal to primary capital) (Tier II)...                    260,454
                                                                              ----------------------
Technical Capital .......................................................          Ps      1,427,881
                                                                              ======================

Capital ratios

                                                                              AS OF DECEMBER 31, 2003
                                                                              -----------------------
                                                                                (Ps million, except
                                                                                    percentages)
Primary capital to risk-weighted assets (Tier I).........................                     10.69%
Secondary capital to risk-weighted assets (Tier II)......................                      2.39%
                                                                              ---------------------
Technical capital to risk-weighted assets ...............................                     13.08%
                                                                              =====================

         As of December 31, 2003, the Bank's Technical Capital ratio was 13.08%, thereby exceeding the requirements of the Colombian government and the Superintendency of Banking by 408 basis points. The Bank's capital has fluctuated over time. There can be no assurance that the Bank will not continue to experience such fluctuations in the future. The Bank expects, however, to be able to continue to meet all capital adequacy requirements under Colombian law.

         Liquidity risks are currently regulated and market risks are currently governed by External Circular 100 of 1995, as amended, issued by the Superintendency of Banking. This circular defines new criteria and procedures for measuring the Bank's exposure to interest rate risk, foreign exchange risk, and equity price risk. Under the new regulations, the Bank must send to the Superintendency of Banking information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Since January 2002, Colombian Banks have also been required to calculate, for each position on the balance sheet, a volatility rate and a parametric VaR (value at risk), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the Superintendency of Banking.

     MINIMUM CAPITAL REQUIREMENTS

         The minimum capital requirements for banks on an unconsolidated basis is now contained in Law 795 of 2003, and as of January 1, 2004 was Ps 51,366,986,553. Failure to meet such requirements can result in the imposition of a fine by the Superintendency of Banking of up to 3.5% of the difference between the required minimum capital and the Bank's effective capital. The Bank has met all such requirements. As of December 31, 2003, the Bank's total capital consisted of Ps 355,119 million of paid-in capital stock and Ps 740,354 million of legal and other reserve funds.

     FOREIGN CURRENCY POSITION REQUIREMENTS

         According to Central Bank regulations, the Bank's Foreign Currency Position is the difference between the Bank's foreign currency-denominated rights and obligations (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

         Resolution 4 of 2001 of the Board of Directors of the Central Bank provides that a bank's Foreign Currency Position cannot, if assets are greater than liabilities, exceed 20% of the bank's Technical Capital. Currency exchange intermediaries such as BC are permitted to hold a negative Foreign Currency Position not exceeding the equivalent of 5% of Technical Capital (with penalties being payable after the first day). As of March 7, 2004, BC had dollar-denominated positive net assets position of US$4.9 million, which falls within the aforementioned regulatory guidelines. For further discussion, see
Note 3 to the Financial Statements.

         The Central Bank also established the Foreign Currency Position in Cash ("Posicion Propia de Contado") as the difference between foreign currency-denominated assets and liabilities. In order to control the Peso appreciation that occurred during 2003, on January 23, 2004, the Board of Directors of the Central Bank issued External Resolution No. 1 forbidding currency exchange intermediaries such as BC to hold negative Foreign Currency Positions in Cash, and therefore established a minimum of zero for the Foreign Currency Positions applicable as of March 31st, 2004. This measure has not affected BC significantly.

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

(1)  Under 540 days, 2.5% and above 540 days, 0%

     FOREIGN CURRENCY LOANS

         The Board of Directors of the Central Bank requires every Colombian resident and institution borrowing under foreign currency loans, regardless of the term or conditions of the loan, to maintain at the Central Bank a non-interest bearing deposit for a percentage of the respective indebtedness and during a term specified by the Central Bank's Board of Directors. Resolution 08, dated May 5, 2000, lowered said deposit to zero.

         The Bank is not required to register with the Central Bank loans in foreign currency, but must submit to the Central Bank a report of all foreign currency loans made subject to certain exceptions.

     BAD LOAN ALLOWANCE

         The Superintendency of Banking has issued guidelines on bad loan allowances for Colombian credit institutions. See Item 4. Information on the Company -- E. Selected Statistical Information -- Allowance for Loan Losses.

     LENDING ACTIVITIES

         The government, pursuant to Decrees 2360 and 2653, each of 1993, set the maximum amounts that each financial institution may lend to a single borrower (including for this purpose all related fees, expenses and charges). These maximum amounts may not exceed 10% of a commercial bank's Technical Capital. The limit is raised to 25% when any amounts lent above 5% of Technical Capital are secured by guarantees that comply with the financial institutions' guidelines, in accordance with the requirements set forth in Decrees 2360 and 2653. Also, according to Decree 1886 of 1994, the Bank may not make a loan to any shareholder that holds directly more than 10% of its capital stock, for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding directly or indirectly 20% or more of the Bank's capital stock exceed 20% of the Bank's Technical Capital. In addition, no loan to a single financial institution may exceed 30% of the Bank's Technical Capital. As of December 31, 2003, the Bank's lending limit per borrower on an unconsolidated basis was Ps 115,020 million for unsecured loans and Ps 287,551 million for secured loans. If a financial institution exceeds these limits, the Superintendency of Banking may impose a fine up to twice the amount by which any such loan exceeded the limit. At December 31, 2003, the Bank was in compliance with these limitations.

         The Bank is also subject to limits on risk concentration. Pursuant to Decree 2360, exposure to any individual or entity is limited to 30% of the Bank's Technical Capital. Risk exposure includes loans, leasing transactions and equity and debt investments.

         The Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans. However, interest rates must also be consistent with market terms with a maximum limit established by the Superintendency of Banking.

     OWNERSHIP RESTRICTIONS

         The Bank is organized as a sociedad anonima under Colombian law and is governed by laws that regulate the activities of private companies, such as the Colombian Commerce Code. The Commerce Code requires companies such as the Bank to have at least five shareholders at all times and provides that no single shareholder may own 95% or more of the Bank's subscribed capital stock. Article 262 of the Colombian Commerce Code prohibits the Bank's subsidiaries from acquiring capital stock of the Bank.

         Pursuant to Decree 663 adopted by the government on 1993, as amended by Law 795 of 2003, any transaction resulting in an individual or corporation holding 10% or more of any class of capital stock of any Colombian financial institution, including in the case of BC, transactions resulting in holding ADRs representing 10% or more of the Preferred Shares underlying ADRs, must receive prior authorization from the Superintendency of Banking. In granting its approval, the Superintendency of Banking will evaluate the proposed transaction based on the criteria and guidelines specified in Law 510 of 1999, as amended by Law 795 of 2003. Transactions entered into without the Superintendency of Banking's prior approval are void and cannot be recorded in the stock registry of the financial institution. These restrictions apply equally to foreign investors and Colombian persons.

         In addition to the above restriction, pursuant to Resolution 400 of 1995, as amended, issued by the Superintendency of Securities, any transaction involving the sale of publicly traded stock of any Colombian company, including in the case of the Bank, any sale of the Preferred Shares, for 66,000 UVRs or more, must be effected through one of Colombia's stock exchanges.

         These limitations may affect the market liquidity of the Preferred Shares and the ADSs.

     DEPOSIT INSURANCE

         To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 1988 of the Board of Directors of Fogafin, as amended, requires mandatory deposit insurance. Under this Resolution No. 1, banks must pay an annual premium of 0.5% of total funds received on deposit and checking accounts and certificates of deposit. If a bank is liquidated, the deposit insurance will cover 75% of all funds deposited by an individual or corporation with such bank, up to a maximum of Ps 10 million. Thus, the maximum amount that a customer of a liquidated financial institution is entitled to recover under deposit insurance is Ps 7.5 million.

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

                  -        fails to comply with the adopted recovery programs;
                           or

                  - fails to comply with the program of graduate closing operations agreed with the Superintendency of Banking.

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

     ANTI-MONEY LAUNDERING PROVISIONS

         In order to detect and deter money laundering, the Superintendency of Banking has adopted in its External Circular 025 of 2003 an integral plan to prevent money laundering. This plan requires training of employees, adoption of policies and procedures designed to enable the Bank to identify and monitor its customers and employees, and Central Bank monitoring of the Bank's operations. It also requires the implementation of mechanisms to report suspicious activities to the appropriate governmental authorities. In line with this plan, the Bank has developed a system of policies and procedures -- so-called "know your customer" policies -- and has established a strict approval process for deposits. Depositors in time deposits and savings accounts must go through an identification and screening procedure, and depositors in checking accounts are subject to the same credit review process as required for potential borrowers.

     TROUBLED FINANCIAL INSTITUTIONS

         In response to the crisis faced by the Colombian financial system during the early 1980s, in 1985 the government created the Fondo de Garantias de Instituciones Financieras ("Fogafin"), a fund meant to assist troubled financial institutions. Subject to specific limitations, Fogafin is authorized to provide equity (whether or not reducing the par value of the recipient's shares) and/or secured credits to troubled financial institutions, and to insure deposits of commercial banks and certain other financial institutions. Yet, in 1998 and 1999, to address the adverse effects of the economic crisis, Law 550 (Ley de Reactivacion Economica), Law 546 (Ley de Vivienda), External Circular 039 and External Circular 044 were further adopted. These regulations sought to aid the recovery of the Colombian economy, by helping troubled companies and had some influence on the Bank's credit policies of the Bank for such companies. Notably, under Law 546 of 1999, savings and loan institutions were required to convert into commercial and savings banks. Also, under this law, commercial banks cannot have participation in other commercial banks for more than 5 years. This provision is applicable to the Bank, who will only be allowed to continue with its participation in Conavi until December 2004.

B.8.     RAW MATERIALS

         The Bank is not dependent on sources or availability of raw materials.

C.       ORGANIZATIONAL STRUCTURE

         The following is a list of BC's significant subsidiaries as of December 31, 2003:

SUBSIDIARIES

                                                  JURISDICTION OF
                    ENTITY                         INCORPORATION                    BUSINESS              SHAREHOLDING
-----------------------------------------      ---------------------     -----------------------------    ------------
Almacenes Generales de Deposito Mercantil
S.A.
ALMACENAR                                      Colombia                  Warehouse and logistics                98.25%
Fiducolombia S.A.                              Colombia                  Trust                                  96.16%
BC (Panama) S.A.                               Panama                    Banking                                  100%
BC (Cayman)                                    Cayman Islands            Banking                                  100%
Leasing Colombia S.A.                          Colombia                  Leasing                                99.99%
Colcorp S.A. Corporacion Financiera            Colombia                  Finance                                  100%
Corporacion Financiera Suramericana S.A.       Colombia                  Finance                                99.99%
Sufinanciamiento
Comisionista de Colombia S.A.                  Colombia                  Securities  Brokerage                  99.99%
Abocol S.A.                                    Colombia                  Chemical                               92.32%
Valores Simesa S.A.                            Colombia                  Various Commercial Investments         71.75%
Inmobiliaria Bancol S.A.                       Colombia                  Real State Broker                      98.95%
Fundicom S.A.                                  Colombia                  Metals Engineering                     79.86%
Todo UNO Colombia                              Colombia                  E-commerce                             53.92%
Unicargo de Colombia S.A.                      Colombia                  Freight Service                        98.35%
Sistema de Inversiones y Negocios S.A.         Panama                    Commercial Entity                        100%
Sinesa Holding Company                         British Virgin Island     Commercial Entity                        100%
Future Net Inc.                                Panama                    E-commerce                             60.02%
Compania Metalurgica Colombiana S.A.           Colombia                  Metals Engineering                     39.65%
COMECOL (1)
Sociedad Portuaria Mamonal S.A.                Colombia                  Custom Office                          92.69%
Abocol Costa Rica S.A.                         Costa Rica                Chemical Products Commercial           92.43%
Fertillanos Ltda.                              Colombia                  Chemical Products Commercial           55.39%

(1)  Controlled through other subsidiaries (Valores Simesa S.A. and Colcorp
 S.A.)

D.       PROPERTY, PLANT AND EQUIPMENT

         The Bank owned as of December 31, 2003, Ps 871,057 million in equipment, of which Ps 541,174 million corresponds to goods given in leasing. Ps 194,983 million correspond to land and building where approximately 90% are administrative real estate and branches, located in 84 municipalities, but mainly in the cities of Bogota, Cali and Barranquilla. Ps 44,040 million correspond to computer equipment, of which 45% corresponds to the central computer and servers and the rest are PCs, ATMs, telecommunications equipment and other equipment.

         In addition to its own branches, the Bank occupies 179 rented offices.

         The Bank does not have any liens on its property.

         For the purpose of centralizing operations, and in order to meet the Bank's additional physical space requirements in 2004, various offices will be transferred to a sole rented building, for which renovations are estimated to cost Ps 6,306 million.

E.       SELECTED STATISTICAL INFORMATION

         The following information is included for analytical purposes and should be read in conjunction with "Item 5. Operating and Financial Review and Prospects."

E.1. DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

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

     REAL AVERAGE INTEREST RATES

         The real average interest rates set forth in the tables below have been calculated by adjusting the nominal average interest rates on peso-denominated assets and liabilities using the following formula:

                                               1 + N(P)
                                   R(P) =      --------   -1
                                                1 + I

     WHERE:

     R(P) = real average interest rate on peso-denominated assets and liabilities for the period.

     N(P) = nominal average interest rate on peso-denominated assets and liabilities for the period.

     I = inflation rate in Colombia for the period (based on the Colombian wholesale inflation rate).

         Under this adjustment formula, assuming positive nominal average interest rates, the real average interest rate on a portfolio of peso-denominated assets or liabilities would be equal to the nominal average interest rate on that portfolio if the inflation rate were zero. The real average interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. In addition, the real average interest rate would be negative if the inflation rate were greater than the average nominal interest rate.

    AVERAGE BALANCE SHEET

              The following tables show for the years ended December 31, 2001, 2002 and 2003, respectively:

                  - average annual balances calculated using actual month-end balances for all of the Bank's assets and liabilities;

                  -        interest income and expense amounts; and

                  - nominal and real interest rates for the bank's interest-earning assets and interest-bearing liabilities.

         In the table below, the nominal rate for dollar-denominated items is also considered to be the real interest rate, given that this activity originated outside of Colombia and would not be impacted by the inflation and devaluation levels that would impact domestic activity.

                                          AVERAGE BALANCE SHEET AND INCOME FROM INTEREST-EARNING ASSETS FOR THE FISCAL YEARS
                                                                           ENDED DECEMBER 31,
                                   -----------------------------------------------------------------------------------------------
                                                       2001                                             2002
                                   ----------------------------------------------  -----------------------------------------------
                                                             AVERAGE     AVERAGE                                AVERAGE    AVERAGE
                                                             NOMINAL       REAL                                  NOMINAL    REAL
                                     AVERAGE     INTEREST    INTEREST    INTEREST                   INTEREST    INTEREST  INTEREST
                                     BALANCE      EARNED      RATE         RATE    AVERAGE BALANCE   EARNED       RATE      RATE
                                   -----------   --------    --------    --------  ---------------  --------    --------  --------
                                                                   (Ps million, except percentages)
ASSETS(1)
INTEREST-EARNING ASSETS(2):
Overnight funds
  Peso-denominated..............   Ps   16,060   Ps 13,395     83.4%       70.4%     Ps   14,221   Ps  9,730      68.4%     57.4%
  Dollar-denominated............       238,230       8,258      3.5%        3.5%         226,535       2,095       0.9%      0.9%
                                   -----------   ---------                           -----------   ---------
    Total.......................       254,290      21,653      8.5%                     240,756      11,825       4.9%
Investment securities (5)
  Peso-denominated..............       889,566      12,755      1.4%       -5.8%       1,908,293       6,352       0.3%     -6.3%
  Dollar-denominated............     1,241,754      35,903      2.9%        2.9%       1,663,565     (6,105)      -0.4%     -0.4%
                                   -----------   ---------                           -----------   ---------
    Total.......................     2,131,320      48,658      2.3%                   3,571,858         247       0.0%
Loans(3)
  Peso-denominated..............     4,099,831     747,543     18.2%        9.8%       4,355,031     671,657      15.4%      7.9%
  Dollar-denominated                 1,024,660      63,903      6.2%        6.2%       1,046,841      54,455       5.2%      5.2%
                                   -----------   ---------                           -----------   ---------
    Total.......................     5,124,491     811,446     15.8%                   5,401,872     726,112      13.4%
Total interest-earning
assets(4)
  Peso-denominated.............      5,005,457     773,693     15.5%        7.3%       6,277,545     687,739      11.0%      3.7%
  Dollar-denominated...........      2,504,644     108,064      4.3%        4.3%       2,936,941      50,445       1.7%      1.7%
                                   -----------   ---------                           -----------   ---------
    Total......................      7,510,101     881,757     11.7%                   9,214,486     738,184       8.0%
NON INTEREST-EARNING ASSETS:
Cash due from banks and
Central Bank
  Peso-denominated..............       362,048                                           386,770
  Dollar-denominated............        44,474                                            28,403
                                   -----------                                       -----------
    Total.......................       406,522                                           415,173
Allowance for loan losses
  Peso-denominated..............      (251,987)                                         (250,972)
  Dollar-denominated............       (44,873)                                          (42,164)
                                   -----------                                       -----------
    Total.......................      (296,860)                                         (293,136)
Non-performing loans
  Peso-denominated..............       110,935                                           130,228
  Dollar-denominated............        26,301                                            44,536
                                   -----------                                       -----------
    Total.......................       137,236                                           174,764
Customers' acceptances
  Peso-denominated..............         4,575                                            (3,799)
  Dollar-denominated............        34,480                                            23,980
                                   -----------                                       -----------
    Total.......................        39,055                                            20,181

                                   AVERAGE BALANCE SHEET AND INCOME FROM INTEREST-EARNING
                                      ASSETS FOR THE FISCAL YEARS ENDED DECEMBER 31,
                                   ------------------------------------------------------
                                                          2003
                                   ------------------------------------------------------
                                                                  AVERAGE   AVERAGE
                                                                  NOMINAL    REAL
                                       AVERAGE       INTEREST    INTEREST   INTEREST
                                       BALANCE        EARNED       RATE      RATE
                                     ---------       --------    --------   --------
                                           (Ps million, except percentages)
ASSETS(1)
INTEREST-EARNING ASSETS(2):
Overnight funds
  Peso-denominated..............     Ps    2,158            16      0.7%    -5.4%
  Dollar-denominated............         403,788         4,747      1.2%     1.2%
                                     -----------     ---------
    Total.......................         405,946         4,763      1.2%
Investment securities (5)
  Peso-denominated..............       2,328,676       318,404     13.7%     6.7%
  Dollar-denominated............       1,719,568       158,316      9.2%     9.2%
                                     -----------     ---------
    Total.......................       4,048,244       476,720     11.8%
Loans(3)
  Peso-denominated..............       5,526,391       849,441     15.4%     8.3%
  Dollar-denominated                   1,485,688        69,331      4.7%     4.7%
                                     -----------     ---------
    Total.......................       7,012,079       918,772     13.1%
Total interest-earning
assets(4)
  Peso-denominated.............        7,857,225     1,167,861     14.9%     7.9%
  Dollar-denominated...........        3,609,044       232,394      6.4%     6.4%
                                     -----------     ---------
    Total......................       11,466,269     1,400,255     12.2%
NON INTEREST-EARNING ASSETS:
Cash due from banks and
Central Bank
  Peso-denominated..............         463,495
  Dollar-denominated............         161,124
                                     -----------
    Total.......................         624,619
Allowance for loan losses
  Peso-denominated..............        (293,112)
  Dollar-denominated............         (69,455)
                                     -----------
    Total.......................        (362,567)
Non-performing loans
  Peso-denominated..............          85,318
  Dollar-denominated............          17,063
                                     -----------
    Total.......................         102,381
Customers' acceptances
  Peso-denominated..............         153,776
  Dollar-denominated............        (127,673)
                                     -----------
    Total.......................          26,103

                                          AVERAGE BALANCE SHEET AND INCOME FROM INTEREST-EARNING ASSETS FOR THE FISCAL YEARS
                                                                           ENDED DECEMBER 31,
                                   -----------------------------------------------------------------------------------------------
                                                       2001                                             2002
                                   ----------------------------------------------  -----------------------------------------------
                                                             AVERAGE     AVERAGE                                AVERAGE    AVERAGE
                                                             NOMINAL       REAL                                  NOMINAL    REAL
                                     AVERAGE     INTEREST    INTEREST    INTEREST                   INTEREST    INTEREST  INTEREST
                                     BALANCE      EARNED      RATE         RATE    AVERAGE BALANCE   EARNED       RATE      RATE
                                   -----------   --------    --------    --------  ---------------  --------    --------  --------
                                                                   (Ps million, except percentages)
Accounts receivable, net
  Peso-denominated..............       165,394                                           166,091
  Dollar-denominated............        12,003                                             6,801
                                  ------------                                     -------------
    Total.......................       177,397                                           172,892
Foreclosed assets, net
  Peso-denominated..............        94,636                                            74,314
  Dollar-denominated............             -                                             1,050
                                  ------------                                     -------------
    Total.......................        94,636                                            75,364
Premises and equipment, net
  Peso-denominated..............       454,825                                           490,785
  Dollar-denominated............        97,981                                           152,897
                                  ------------                                     -------------
    Total.......................       552,806                                           643,682
Other assets
  Peso-denominated..............       780,607                                           671,958
  Dollar-denominated............        63,684                                            85,997
                                  ------------                                     -------------
    Total.......................       844,291                                           757,955
Total non interest-earning
assets
  Peso-denominated..............     1,721,033                                         1,665,375
  Dollar-denominated............       234,050                                           301,500
                                  ------------                                     -------------
    Total.......................     1,955,083                                         1,966,875
Total interest and non
interest-earnings assets
  Peso-denominated..............     6,726,490     773,693                             7,942,920      687,739
  Dollar-denominated............     2,738,694     108,064                             3,238,441       50,445
                                  ------------  ----------                         -------------   ----------
     TOTAL ASSETS...............  Ps 9,465,184  Ps 881,757                         Ps 11,181,361   Ps 738,184
                                  ============  ==========                         =============   ==========

                                          AVERAGE BALANCE SHEET AND INCOME FROM INTEREST-EARNING ASSETS FOR THE FISCAL YEARS
                                                                           ENDED DECEMBER 31,
                                          ----------------------------------------------------------------------------------
                                                                                 2003
                                                        ---------------------------------------------------
                                                                                         AVERAGE   AVERAGE
                                                                                         NOMINAL    REAL
                                                           AVERAGE         INTEREST     INTEREST   INTEREST
                                                           BALANCE          EARNED        RATE      RATE
                                                        -------------   -------------   --------   --------
                                                                (Ps million, except percentages)
Accounts receivable, net
  Peso-denominated..............                              217,143
  Dollar-denominated............                               43,232
                                                        -------------
    Total.......................                              260,375
Foreclosed assets, net
  Peso-denominated..............                               38,063
  Dollar-denominated............                                    -
                                                        -------------
    Total.......................                               38,063
Premises and equipment, net
  Peso-denominated..............                              627,628
  Dollar-denominated............                              119,042
                                                        -------------
    Total.......................                              746,670
Other assets
  Peso-denominated..............                              804,439
  Dollar-denominated............                               94,429
                                                        -------------
    Total.......................                              898,868
Total non interest-earning
assets
  Peso-denominated..............                            2,096,750
  Dollar-denominated............                              237,762
                                                        -------------
    Total.......................                            2,334,512
Total interest and non
interest-earnings assets
  Peso-denominated..............                            9,953,975       1,167,861
  Dollar-denominated............                            3,846,806         232,394
                                                        -------------   -------------
     TOTAL ASSETS...............                        Ps 13,800,781   Ps  1,400,255
                                                        =============   =============

---------------
(1) Out of period items and adjustments have been included in the appropriate line items as of the time they were received.

(2) Throughout this analysis, the nominal interest rate for the dollar-denominated activity is also considered to be the real interest rate, given that this activity originated outside of Colombia and would not be impacted by the inflation and devaluation levels that would impact domestic activity. Individual item's interest rate subtotals are based on weighted averages using the average balances of the item.

(3)  Includes performing loans only.

(4) Interest income and expense resulting from inflation adjustments are distributed among the individual asset/liability items for the purpose of determining the nominal and real interest rates.

(5) Variation in the average nominal interest rate for 2003, reflect new regulations issued by the Superintendency of Banking and effective as of September 1, 2002. See note 2 (g) to the financial statements.

                                     AVERAGE BALANCE SHEET AND INTEREST PAID ON INTEREST-BEARING LIABILITIES FOR THE FISCAL YEARS
                                                                         ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------------------------------
                                                           2001                                            2002
                                    ------------------------------------------------   ---------------------------------------------
                                                                  AVERAGE    AVERAGE                               AVERAGE   AVERAGE
                                                                  NOMINAL     REAL                                 NOMINAL    REAL
                                       AVERAGE                   INTEREST   INTEREST     AVERAGE      INTEREST    INTEREST  INTEREST
                                       BALANCE   INTEREST PAID     RATE       RATE       BALANCE        PAID        RATE      RATE
                                    -----------  -------------   --------   --------   -----------   ----------   --------  --------
                                                                    (Ps million, except percentages)
LIABILITIES AND SHARE-HOLDERS'
EQUITY(1)(2)(3)
INTEREST-BEARING LIABILITIES:

Checking deposits
  Peso-denominated................. Ps  102,257   Ps    4,171        4.1%      -3.3%   Ps   90,332   Ps   2,962      3.3%   -3.4%
  Dollar-denominated...............     506,098        18,156        3.6%       3.6%       576,933       10,013      1.7%    1.7%
                                    -----------   -----------                          -----------   ----------
    Total..........................     608,355        22,327        3.7%                  667,265       12,975      1.9%
Savings deposits
  Peso-denominated.................   1,646,305       110,828        6.7%      -0.9%     2,077,699      105,442      5.1%   -1.8%
  Dollar-denominated...............      64,045         2,328        3.6%       3.6%        83,796        1,383      1.7%    1.7%
                                    -----------   -----------                          -----------   ----------
    Total..........................   1,710,350       113,156        6.6%                2,161,495      106,825      4.9%
Time deposits
  Peso-denominated.................   1,802,223       238,241       13.2%       5.2%     2,167,388      211,375      9.8%    2.6%
  Dollar-denominated...............   1,165,018        65,771        5.6%       5.6%     1,386,388       48,903      3.5%    3.5%
                                    -----------   -----------                          -----------   ----------
    Total..........................   2,967,241       304,012       10.2%                3,553,776      260,278      7.3%
Overnight funds
  Peso-denominated.................     321,138        27,120        8.4%       0.7%       363,623       22,569      6.2%   -0.7%
  Dollar-denominated...............           -             -                               81,474        4,076      5.0%    5.0%
                                    -----------   -----------                          -----------   ----------
    Total..........................     321,138        27,120        8.4%                  445,097       26,645      6.0%
Borrowings from domestic
development banks
  Peso-denominated.................     259,401        35,643       13.7%       5.6%       436,132       43,722     10.0%    2.8%
  Dollar-denominated...............     110,993         5,079        4.6%       4.6%        77,540        5,595      7.2%    7.2%
                                    -----------   -----------                          -----------   ----------
    Total..........................     370,394        40,722       11.0%                  513,672       49,317      9.6%
Interbank borrowings
  Peso-denominated.................           -             -                                    -            -
  Dollar-denominated...............     472,975        20,160        4.3%       4.3%       505,832        9,404      1.9%    1.9%
                                    -----------   -----------                          -----------   ----------
    Total..........................     472,975        20,160        4.3%                  505,832        9,404      1.9%    1.9%
Long-term debt
  Peso-denominated.................      11,991         1,577       13.2%       5.2%        20,776          779      3.7%   -3.1%
  Dollar-denominated...............           -             -                                    -            -
                                    -----------   -----------                          -----------   ----------
    Total..........................      11,991         1,577       13.2%                   20,776          779      3.7%    3.7%
Fiduciary deposits
  Peso-denominated.................           -             -                                    -            -
  Dollar-denominated...............           -             -                                    -            -
                                    -----------   -----------                          -----------   ----------
    Total..........................           -             -                                    -            -
Total interest-bearing
liabilities(4)
  Peso-denominated.................   4,143,315       417,580       10.1%       2.3%     5,155,950      386,849      7.5%    0.5%
  Dollar-denominated...............   2,319,129       111,494        4.8%       4.8%     2,711,963       79,374      2.9%    2.9%
                                    -----------   -----------                          -----------   ----------
    Total..........................   6,462,444       529,074        8.2%                7,867,913      466,223      5.9%
NON-INTEREST-BEARING LIABILITIES:

                                     AVERAGE BALANCE SHEET AND INTEREST PAID ON INTEREST-BEARING
                                        LIABILITIES FOR THE FISCAL YEARS  ENDED DECEMBER 31,
                                    ------------------------------------------------------------
                                                          2003
                                    ------------------------------------------------------------
                                                                      AVERAGE    AVERAGE
                                                                      NOMINAL      REAL
                                          AVERAGE                    INTEREST   INTEREST
                                          BALANCE     INTEREST PAID    RATE        RATE
                                         -----------  -------------  --------   ---------
                                                (Ps million, except percentages)
LIABILITIES AND SHARE-HOLDERS'
EQUITY(1)(2)(3)
INTEREST-BEARING LIABILITIES:

Checking deposits
  Peso-denominated.................       Ps 154,098   Ps    3,596      2.3%       -3.9%
  Dollar-denominated...............          851,005         8,026      0.9%        0.9%
                                          ----------   -----------
    Total..........................        1,005,103        11,622      1.2%
Savings deposits
  Peso-denominated.................        2,452,320       112,875      4.6%       -1.8%
  Dollar-denominated...............          118,905         1,093      0.9%        0.9%
                                          ----------   -----------
    Total..........................        2,571,225       113,968      4.4%
Time deposits
  Peso-denominated.................        2,477,658       200,881      8.1%        1.5%
  Dollar-denominated...............        1,742,845        49,030      2.8%        2.8%
                                          ----------   -----------
    Total..........................        4,220,503       249,911      5.9%
Overnight funds
  Peso-denominated.................          691,205        35,247      5.1%       -1.3%
  Dollar-denominated...............           32,776         3,176      9.7%        9.7%
                                          ----------   -----------
    Total..........................          723,981        38,423      5.3%
Borrowings from domestic
development banks
  Peso-denominated.................          654,684        57,537      8.8%        2.2%
  Dollar-denominated...............           33,538           919      2.7%        2.7%
                                          ----------   -----------
    Total..........................          688,222        58,456      8.5%
Interbank borrowings
  Peso-denominated.................                -             -
  Dollar-denominated...............          317,258         5,293      1.7%        1.7%
                                          ----------   -----------
    Total..........................          317,258         5,293      1.7%        1.7%
Long-term debt
  Peso-denominated.................           64,299         2,840      4.4%       -1.9%
  Dollar-denominated...............                -             -
                                          ----------   -----------
    Total..........................           64,299         2,840      4.4%        4.4%
Fiduciary deposits
  Peso-denominated.................                -             -
  Dollar-denominated...............                -             -
                                          ----------   -----------
    Total..........................                -             -
Total interest-bearing
liabilities(4)
  Peso-denominated.................        6,494,264       412,976      6.4%       -0.1%
  Dollar-denominated...............        3,096,327        67,537      2.2%        2.2%
                                          ----------   -----------
    Total..........................        9,590,591       480,513      5.0%
NON-INTEREST-BEARING LIABILITIES:

                                                          AVERAGE BALANCE SHEET AND INTEREST PAID ON INTEREST-BEARING
                                                                LIABILITIES FOR THE FISCAL YEARS ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------------------------------
                                                           2001                                            2002
                                    ------------------------------------------------   ---------------------------------------------
                                                                  AVERAGE    AVERAGE                              AVERAGE   AVERAGE
                                                                  NOMINAL     REAL                                NOMINAL     REAL
                                       AVERAGE                   INTEREST   INTEREST     AVERAGE      INTEREST   INTEREST  INTERESTT
                                       BALANCE   INTEREST PAID     RATE       RATE       BALANCE        PAID       RATE       RATE
                                    -----------  -------------   --------   --------   -----------   ----------  --------  ---------
                                                                       (Ps million, except percentages)
Checking accounts
  Peso-denominated.................   1,182,007                                          1,437,429
  Dollar-denominated...............          23                                                 21
                                   ------------                                      -------------
    Total..........................   1,182,030                                          1,437,450
Other deposits
  Peso-denominated.................     130,692                                             48,331
  Dollar-denominated...............      40,278                                             50,513
                                   ------------                                      -------------
    Total..........................     170,970                                             98,844
Bank Acceptances Outstanding
  Peso-denominated.................       4,607                                              4,243
  Dollar-denominated...............      34,480                                             23,980
                                   ------------                                      -------------
    Total..........................      39,087                                             28,223
Fiduciary deposits
  Peso-denominated.................      22,860                                                  -
  Dollar-denominated...............           -                                                  -
                                   ------------                                      -------------
    Total..........................      22,860                                                  -
Other liabilities
  Peso-denominated.................     484,984                                            673,000
  Dollar-denominated...............      29,019                                             45,472
                                   ------------                                      -------------
    Total..........................     514,003                                            718,472
Shareholders' equity
  Peso-denominated.................   1,002,941                                            939,774
  Dollar-denominated...............      70,849                                             90,685
                                   ------------                                      -------------
    Total..........................   1,073,790                                          1,030,459
Total non-interest bearing
liabilities(4)
  Peso-denominated.................   2,828,091                                          3,102,777
  Dollar-denominated...............     174,649                                            210,671
                                   ------------                                      -------------
  Total............................   3,002,740                                          3,313,448
Total interest and non-interest
   bearing liabilities
  Peso-denominated.................   6,971,406       417,580                            8,258,727      386,849
  Dollar-denominated...............   2,493,778       111,494                            2,922,634       79,374
                                   ------------   -----------                        -------------   ----------
TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY                Ps 9,465,184   Ps  529,074                        Ps 11,181,361   Ps 466,223
                                   ============   ===========                        =============   ==========

                                     AVERAGE BALANCE SHEET AND INTEREST PAID ON INTEREST-BEARING
                                       LIABILITIES FOR THE FISCAL YEARS ENDED DECEMBER 31,
                                     -----------------------------------------------------------
                                                           2003
                                     -----------------------------------------------------------
                                                                     AVERAGE    AVERAGE
                                                                     NOMINAL      REAL
                                         AVERAGE                    INTEREST   INTEREST
                                         BALANCE     INTEREST PAID    RATE        RATE
                                        -----------  -------------  --------   ---------
                                            (Ps million, except percentages)
Checking accounts
  Peso-denominated.................       1,685,115
  Dollar-denominated...............               -
                                      -------------
    Total..........................       1,685,115
Other deposits
  Peso-denominated.................          64,013
  Dollar-denominated...............          63,641
                                      -------------
    Total..........................         127,654
Bank Acceptances Outstanding
  Peso-denominated.................           3,477
  Dollar-denominated...............          28,973
                                      -------------
    Total..........................          32,450
Fiduciary deposits
  Peso-denominated.................               -
  Dollar-denominated...............               -
                                        -----------
    Total..........................               -
Other liabilities
  Peso-denominated.................         821,364
  Dollar-denominated...............          36,127
                                      -------------
    Total..........................         857,491
Shareholders' equity
  Peso-denominated.................       1,130,654
  Dollar-denominated...............         376,826
                                      -------------
    Total..........................       1,507,480
Total non-interest bearing
liabilities(4)
  Peso-denominated.................       3,704,623
  Dollar-denominated...............         505,567
                                      -------------
  Total............................       4,210,190
Total interest and
non-interest bearing
    liabilities
  Peso-denominated.................      10,198,887       412,976
  Dollar-denominated...............       3,601,894        67,537
                                      -------------   -----------
TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY                   Ps 13,800,781   Ps  480,513
                                      =============   ===========

---------------

(1) Out of period items and adjustments have been included in the appropriate line items as of the time they were received.

(2) Throughout this analysis, the nominal interest rate for the dollar-denominated activity is also considered to be the real interest rate, given that this activity originated outside of Colombia and would not be impacted by the inflation and devaluation levels that would impact domestic activity. Individual item's interest rate subtotals are based on weighted averages using the average balances of the item.

(3)  Includes performing loans only.

(4) Interest income and expense resulting from inflation adjustments are distributed among the individual asset/liability items for the purpose of determining the nominal and real interest rates.

     CHANGES IN NET INTEREST INCOME AND EXPENSES--VOLUME AND RATE ANALYSIS

         The following table allocates, by currency of denomination, changes in the Bank's net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2002; and the fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

                                                            2001-2002                                 2002-2003
                                                       INCREASE (DECREASE)                       INCREASE (DECREASE)
                                                        DUE TO CHANGES IN:                       DUE TO CHANGES IN:
                                              --------------------------------------    -------------------------------------
                                                                             NET                                      NET
                                              VOLUME         RATE           CHANGE        VOLUME        RATE         CHANGE
                                              ------       --------       ----------    ---------      -------       -------
                                                                             (Ps million)
INTEREST-EARNING ASSETS:
Overnight funds
  Peso-denominated                            (1,258)        (2,407)        (3,665)           (89)      (9,625)        (9,714)
  Dollar-denominated.......................     (108)        (6,055)        (6,163)         2,084          568          2,652
                                              ------       --------       --------        -------      -------       --------
    Total..................................   (1,366)        (8,462)        (9,828)         1,995       (9,057)        (7,062)
Investment securities
  Peso-denominated.........................    3,391         (9,794)        (6,403)        57,480      254,572        312,052
  Dollar-denominated.......................   (1,549)       (40,459)       (42,008)         5,156      159,265        164,421
                                              ------       --------       --------        -------      -------       --------
    Total..................................    1,842        (50,253)       (48,411)        62,636      413,837        476,473
Loans
  Peso-denominated.........................   39,358       (115,244)       (75,886)       180,045       (2,261)       177,784
  Dollar-denominated.......................    1,154        (10,602)        (9,448)        20,479       (5,603)        14,876
                                              ------       --------       --------        -------      -------       --------
    Total..................................   40,512       (125,846)       (85,334)       200,524       (7,864)       192,660
Total interest-earning assets
  Peso-denominated.........................   41,491       (127,445)       (85,954)       237,436      242,686        480,122
  Dollar-denominated.......................     (503)       (57,116)       (57,619)        27,719      154,230        181,949
                                              ------       --------       --------        -------      -------       --------
    TOTAL..................................   40,988       (184,561)      (143,573)       265,155      396,916        662,071
                                              ======       ========       ========        =======      =======       ========
  Peso-denominated.........................
  Dollar-denominated.......................

INTEREST-BEARING LIABILITIES:
Checking deposits
  Peso-denominated.........................     (391)          (818)        (1,209)         1,488         (854)           634
  Dollar-denominated.......................    1,229         (9,372)        (8,143)         2,585       (4,572)        (1,987)
                                              ------       --------       --------        -------      -------       --------
    Total..................................      838        (10,190)        (9,352)         4,073       (5,426)        (1,353)
Savings deposits
  Peso-denominated.........................   21,893        (27,279)        (5,386)        17,243       (9,810)         7,433
  Dollar-denominated.......................      326         (1,271)          (945)           323         (613)          (290)
                                              ------       --------       --------        -------      -------       --------
    Total..................................   22,219        (28,550)        (6,331)        17,566      (10,423)         7,143
Time deposits
  Peso-denominated.........................   35,613        (62,479)       (26,866)        25,156      (35,650)       (10,494)
  Dollar-denominated.......................    7,809        (24,677)       (16,868)        10,028       (9,901)           127
                                              ------       --------       --------        -------      -------       --------
    Total..................................   43,422        (87,156)       (43,734)        35,184      (45,551)       (10,367)
Overnight funds
  Peso-denominated.........................    2,637         (7,188)        (4,551)        16,705       (4,027)        12,678
  Dollar-denominated.......................    4,076              -          4,076         (4,719)       3,819           (900)
                                              ------       --------       --------        -------      -------       --------
    Total..................................    6,713         (7,188)          (475)        11,986         (208)        11,778
Borrowings from domestic
development banks
  Peso-denominated.........................   17,719         (9,640)         8,079         19,207       (5,392)        13,815
  Dollar-denominated.......................   (2,414)         2,930            516         (1,206)      (3,470)        (4,676)
                                              ------       --------       --------        -------      -------       --------
    Total..................................   15,305         (6,710)         8,595         18,001       (8,862)         9,139

                                                            2001-2002                                 2002-2003
                                                       INCREASE (DECREASE)                       INCREASE (DECREASE)
                                                        DUE TO CHANGES IN:                       DUE TO CHANGES IN:
                                              --------------------------------------    -------------------------------------
                                                                             NET                                       NET
                                              VOLUME         RATE           CHANGE        VOLUME        RATE          CHANGE
                                              ------       --------       ----------    ---------      -------       --------
                                                                             (Ps million)
Interbank borrowings
  Peso-denominated.........................        -              -              -              -            -              -
  Dollar-denominated.......................      611        (11,367)       (10,756)        (3,146)        (965)        (4,111)
                                              ------       --------       --------        -------      -------       --------
    Total..................................      611        (11,367)       (10,756)        (3,146)        (965)        (4,111)
Long-term debt
  Peso-denominated.........................      329         (1,127)          (798)         1,922          139          2,061
  Dollar-denominated.......................        -              -              -              -            -              -
                                              ------       --------       --------        -------      -------       --------
    Total..................................      329         (1,127)          (798)         1,922          139          2,061
Fiduciary deposits
  Peso-denominated.........................        -              -              -              -            -              -
  Dollar-denominated.......................        -              -              -              -            -              -
                                              ------       --------       --------        -------      -------       --------
    Total..................................        -              -              -              -            -              -
Total interest-bearing liabilities
  Peso-denominated.........................   77,800       (108,531)       (30,731)        81,721      (55,594)        26,127
  Dollar-denominated.......................   11,637        (43,757)       (32,120)         3,865      (15,702)       (11,837)
                                              ------       --------       --------        -------      -------       --------
    TOTAL..................................   89,437       (152,288)       (62,851)        85,586      (71,296)        14,290
                                              ======       ========       ========        =======      =======       ========
  Peso-denominated.........................
  Dollar-denominated.......................

     INTEREST-EARNING ASSETS--NET INTEREST MARGIN AND SPREAD

         The following table analyzes the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2001, 2002 and 2003, respectively.

                                                           INTEREST-EARNING ASSETS-YIELD SPREAD FOR THE FISCAL
                                                                         YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------------------------
                                                             2001                 2002                  2003
                                                         ---------------     ----------------     -----------------
                                                               (in millions of pesos, except percentages)
Total average interest-earning assets
  Peso-denominated............................           Ps    5,005,457     Ps     6,277,545     Ps      7,857,225
  Dollar-denominated..........................                 2,504,644            2,936,941             3,609,044
                                                         ---------------     ----------------     -----------------
    TOTAL.....................................                 7,510,101            9,214,486            11,466,269
Net interest earned(1)
  Peso-denominated............................           Ps      356,113     Ps       300,890     Ps        754,885
  Dollar-denominated..........................                    (3,430)             (28,929)              164,857
                                                         ---------------     ----------------     -----------------
    TOTAL.....................................                   352,683              271,961               919,742
Average yield on interest-earning assets
  Peso-denominated............................                      15.5%                11.0%                 14.9%
  Dollar-denominated..........................                       4.3%                 1.7%                  6.4%
                                                         ---------------     ----------------     -----------------
    TOTAL.....................................                      11.7%                 8.0%                 12.2%
Net interest margin(2)
  Peso-denominated............................                       7.1%                 4.8%                  9.6%
  Dollar-denominated..........................                      (0.1)%               (1.0)%                 4.6%
                                                         ---------------     ----------------     -----------------
    TOTAL.....................................                       4.7%                 3.0%                  8.0%
Interest spread(3)
  Peso-denominated............................                       5.4%                 3.5%                  8.5%
  Dollar-denominated..........................                      (0.5)%               (1.2)%                 4.3%
                                                         ---------------     ----------------     -----------------
    TOTAL.....................................                       3.5%                 2.1%                  7.2%

(1) Net interest earned is interest income less interest paid and includes interest earned on investments.

(2) Net interest margin is net interest income divided by total average interest-earning assets.

(3) Interest spread is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

E.2.     INVESTMENT PORTFOLIO

         The Bank acquires and holds investment securities for liquidity and other strategic purposes, or when it is required by law, such as fixed income debt and equity securities. Since 1995 banks are allowed to maintain equity securities of liquid publicly traded Colombian institutions as investment securities, recording them at cost.

         As of September 1, 2002, investments had to be classified as "trading," "available for sale" or "held to maturity." Trading investments are those acquired primarily to obtain profits from fluctuations in short-term prices, and are recorded at market value. The difference between current and previous market value is added to or subtracted from the value of the investment and credited or charged to earnings. "Available for sale" investments are those held for at least one year (except for Bancolombia Panama's "available for sale" investments, which have no term restrictions) and they are recorded at market value with changes to the values of these securities recorded in a separate account in the equity section. "Held to maturity" investments are those acquired to be held them until maturity and are valued at amortized cost. As of December 31, 2003, the value of BC's dollar- and peso-denominated portfolio on a consolidated basis was Ps 4,162,420 million.

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

LONG - TERM CLASSIFICATION   MAXIMUM FACE VALUE (%)
--------------------------   ----------------------
BB+, BB, BB-                 Ninety (90)
B+, B, B-                    Seventy (70)
C                            Fifty (50)
D, E                         Zero (0)

         Allowances for investment securities for which no computation methods have been provided by the Superintendency of Banking are calculated based on other methods. If there are no such methods, the solvency risk levels, as defined by the Superintendency of Banking, have to be used: "A"- Normal, "B"- Subnormal, "C"- Deficient, "D"- Doubtful Recovery, and "E"- Unrecoverable. Fixed rate or variable rate investments classified in categories B, C, D and E cannot be recorded on the balance sheet of the Bank for an amount higher than 80%, 60%, 40% and 0%, respectively, of the face value, including the accrued income or excluding returns received in an anticipated manner.

         Internal or external debt securities issued or guaranteed by the Republic of Colombia are not subject to this adjustment, as well as those issued by the Banco de la Republica and those issued or guaranteed by Fogafin.

         As of December 2003, all of the investment debt securities held by BC were classified as "A".

         The following table sets forth the Bank's fair value of investments in government and corporate securities and certain other financial investments as of the dates indicated:

                                                                          AS OF DECEMBER 31,
                                                             ------------------------------------------
                                                              2001(1)(2)     2002(1)(2)     2003(1)(2)
                                                             ------------   ------------   ------------
                                                                       (in millions of pesos)
DOLLAR-DENOMINATED
Securities issued by the Colombian Government.............   Ps 1,261,055   Ps 1,322,471   Ps 1,303,377
Euronotes and Eurobonds...................................        178,604        373,339        297,906
Securities issued by foreign governments (3)..............          2,552              -         87,109
Others....................................................         98,662         92,169         98,324
                                                             ------------   ------------   ------------
  Subtotal................................................      1,540,873      1,787,979      1,786,716
                                                             ------------   ------------   ------------

PESO-DENOMINATED
Securities issued by the Colombian Government.............        740,083      1,692,817      1,887,881
Securities issued by the Central Bank.....................          3,181         11,767          6,815
Securities issued by government entities..................        212,742        134,519        107,479
Securities issued by other financial entities.............        293,064        261,266        282,187
Others....................................................          9,844        201,337         91,342
                                                             ------------   ------------   ------------
  Subtotal................................................      1,258,914      2,301,706      2,375,704
                                                             ------------   ------------   ------------
               TOTAL......................................   Ps 2,799,787   Ps 4,089,685   Ps 4,162,420
                                                             ============   ============   ============

--------------------
(1) Includes debt securities only. The Bank's total long-term investments, net in equity securities were Ps 184,755 million, Ps 253,774 million and Ps 174,304 million for 2001, 2002 and 2003, respectively.

(2) These amounts are net of allowances for decline in value which were Ps 3,168 million for 2001, Ps 10,313 million for 2002 and Ps 9,171 million for 2003.

(3) As of December 31, 2003, BC holds one security issued by the U.S. Treasury Department, for Ps 78,544 million and one security issued by the Republic of Salvador for Ps 8,565 million.

  INVESTMENT SECURITIES PORTFOLIO MATURITY

         The following table analyzes the remaining maturities and weighted average nominal yields of the Bank's investment securities as of December 31, 2003.

                                                           AS OF DECEMBER 31, 2003
                              ---------------------------------------------------------------------------------
                                                                                         MATURING AFTER FIVE
                                MATURING IN ONE YEAR OR    MATURING AFTER ONE  YEAR      YEARS  THROUGH TEN
                                         LESS                 THROUGH FIVE YEARS                YEARS
                              --------------------------  -------------------------  --------------------------
                               BALANCE(1)    YIELD %(2)    BALANCE(1)    YIELD%(2)    BALANCE(1)    YIELD %(2)
                              ------------  ------------  ------------  -----------  ------------  ------------
                                                    (in millions of pesos, except yields)
DOLLAR-DENOMINATED:

Securities issued by the
Colombian government........  Ps       762          4.19% Ps   915,101         8.22% Ps   376,648         11.24%
Euronotes and Eurobonds.....        71,525          8.55%      226,381        10.91%            -             -
Securities issued by
foreign Governments.........        87,109          6.34%            -            -             -             -
Others......................         2,349          8.86%       88,697         9.40%            -             -
                              ------------  ------------  ------------  -----------  ------------  ------------
   Subtotal.................       161,745          7.35%    1,230,179         8.80%      376,648         11.24%
                              ------------  ------------  ------------  -----------  ------------  ------------

PESO-DENOMINATED
Securities issued by the
Colombian government........       387,248         11.26%    1,194,393        11.04%      300,598          5.33%

                                             AS OF DECEMBER 31, 2003
                              -----------------------------------------------------

                                 MATURING AFTER TEN
                                        YEARS                       TOTAL
                              --------------------------  -------------------------
                                BALANCE(1)  YIELD%(2)       BALANCE(1)  YIELD%(2)
                              ------------  ------------  ------------  -----------
                                      (in millions of pesos, except yields)
DOLLAR-DENOMINATED:

Securities issued by the
Colombian government........  Ps    10,866          6.94%  Ps1,303,377         9.08%
Euronotes and Eurobonds.....             -             -       297,906        10.34%
Securities issued by
foreign Governments.........             -             -        87,109         6.34%
Others......................         7,278         10.22%       98,324         9.45%
                              ------------  ------------  ------------  -----------
   Subtotal.................        18,144          8.25%    1,786,716         9.18%
                              ------------  ------------  ------------  -----------

PESO-DENOMINATED
Securities issued by the
Colombian government........         5,642          7.49%    1,887,881        10.14%

                                                           AS OF DECEMBER 31, 2003
                              ---------------------------------------------------------------------------------
                                                                                         MATURING AFTER FIVE
                                MATURING IN ONE YEAR OR    MATURING AFTER ONE  YEAR      YEARS  THROUGH TEN
                                         LESS                 THROUGH FIVE YEARS                YEARS
                              --------------------------  -------------------------  --------------------------
                               BALANCE(1)    YIELD %(2)    BALANCE(1)    YIELD%(2)    BALANCE(1)    YIELD %(2)
                              ------------  ------------  ------------  -----------  ------------  ------------
                                                    (in millions of pesos, except yields)
Securities issued by the
Central Bank................         6,117          0.83%          698         1.84%            -             -
Securities issued by
government entities.........        55,974          8.57%       48,251         9.87%        3,254         13.04%
Securities issued by
other financial entities....       120,787         10.13%      138,553         9.91%       22,847         10.91%
Others......................         9,617          9.94%       62,124         4.31%       17,857         11.49%
                              ------------  ------------  ------------  -----------  ------------  ------------
   Subtotal.................       579,743         10.63%    1,444,019        10.59%      344,556          6.09%
                              ------------  ------------  ------------  -----------  ------------  ------------
   TOTAL....................  Ps   741,488                Ps 2,674,198               Ps   721,204
                              ============                ============               ============

                                             AS OF DECEMBER 31, 2003
                              -----------------------------------------------------

                                 MATURING AFTER  TEN
                                        YEARS                      TOTAL
                              --------------------------  -------------------------
                               BALANCE(1)    YIELD%(2)     BALANCE(1)    YIELD%(2)
                              ------------  ------------  ------------  -----------
                                      (in millions of pesos, except yields)
Securities issued by the
Central Bank................             -             -         6,815         0.93%
Securities issued by
government entities.........             -             -       107,479         9.29%
Securities issued by
other financial entities....             -             -       282,187        10.09%
Others......................         1,744          7.11%       91,342         6.22%
                              ------------  ------------  ------------  -----------
   Subtotal.................         7,386          7.40%    2,375,704         9.94%
                              ------------  ------------  ------------  -----------
   TOTAL....................  Ps    25,530                Ps 4,162,420
                              ============                ============

(1) These amounts are net of allowances for decline in value which were Ps 9,171 million in 2003.

(2) Yield was calculated using internal return rate (IRR) as of December 31, 2003.

         As of December 31, 2003, the Bank had the following investment that exceeded 10% of its shareholders' equity:

                                                                         AMORTIZED
                                                           FAIR VALUE      COST
                                                          ------------  ------------
                                                                  (Ps million)
Securities issued or secured by Colombian government      Ps 3,191,258  Ps 2,915,576

E.3.     LOAN PORTFOLIO

         In March of 2002, the Colombian Superintendency of Banking, through its External Circular 011, introduced new modifications to Chapter II of the External Circular 100 of 1995 ("Basic Accounting Circular"), related to credit risk management. This norm establishes the general principles and criteria that institutions must adopt in order to maintain adequately evaluated credit risks associated with the loan portfolio. It also defines credit categories, determines qualifications that must be granted to such operations according to their perceived risk, establishes the frequency with which these qualifications should be reviewed, stipulates the re-qualification mechanisms, provides instructions on the accounting criteria and provisions to be made and on the content and frequency of the reports to be submitted to the Superintendency of Banking, and fixes internal control mechanisms that institutions must adopt to assure the adequate fulfillment of this regulation.

         The current regulations also require that institutions develop a system for the management of credit risk (SARC, for its initials in Spanish), establishing strategies, policies, methods, processes and structures for the evaluation, monitoring, and control of credit risk. See New Provision System (or Credit Risk Management System - "SARC").

         The Bank classifies its loan portfolio into the following categories:

-        Corporate loans, which include loans to medium and large corporations;

- Retail loans, which include loans to individuals, such as personal lines of credit, vehicle loans and credit card loans, small business loans; and

- Mortgage loans, which consist primarily of mortgage loans to BC employees and a small number of mortgage loans made to customers of the former Banco de Colombia.

         The following table shows the Bank's loan portfolio classified into corporate, retail and mortgage loans:

                                                                         AS OF DECEMBER 31,
                                            ---------------------------------------------------------------------------
                                               1999             2000            2001           2002            2003
                                            -----------     -----------     -----------   -------------     -----------
                                                                            (Ps million)
CORPORATE
    Trade financing ....................    Ps   91,987     Ps   92,213     Ps   95,649   Ps    166,620     Ps  149,582
    Loans funded by domestic development
     banks .............................        320,250         303,718         292,609         376,378         394,947
    Working capital loans ..............      2,735,692       3,053,580       3,040,469       3,650,585       4,687,153
    Credit cards .......................          7,704           4,446           3,892           5,218           8,237
    Overdrafts .........................         63,449          51,132          22,755          48,591          32,371
    Other ..............................            716               -          22,886               -               -
                                            -----------     -----------     -----------   -------------     -----------
        Total corporate ................      3,219,798       3,505,089       3,478,260       4,247,392       5,272,290
                                            -----------     -----------     -----------   -------------     -----------
RETAIL (1)
    Credit cards .......................        185,981         199,351         231,965         254,876         335,172
    Personal loans .....................        376,080         354,223         457,677         561,558         814,885
    Vehicle loans ......................         49,916          32,270          15,713          24,476         229,737
    Overdrafts .........................         60,588          58,128          73,372          68,490          81,294
    Loans funded by domestic development
     banks .............................         70,065          79,430         138,415         276,157         330,246
    Trade financing ....................         24,650          25,403          38,643          28,112          19,644
    Working capital loans ..............        803,627         824,899         881,649         698,160         898,239
                                            -----------     -----------     -----------   -------------     -----------
        Total retail ...................      1,570,907       1,573,704       1,837,434       1,911,829       2,709,217
                                            -----------     -----------     -----------   -------------     -----------
MORTGAGE ...............................         35,254          33,278          34,511          38,094          48,161
                                            -----------     -----------     -----------   -------------     -----------
        TOTAL LOANS ....................      4,825,959       5,112,071       5,350,205       6,197,315       8,029,668
Allowance for loan losses ..............       (295,016)       (285,565)       (271,729)       (332,324)       (387,263)
                                            -----------     -----------     -----------   -------------     -----------
        TOTAL LOANS, NET ...............    Ps4,530,943     Ps4,826,506     Ps5,078,476   Ps  5,864,991     Ps7,642,405
                                            ===========     ===========     ===========   =============     ===========

--------------
(1)  Includes loans to high-income individuals and small companies.

         In 2003, the Bank's total loan portfolio increased 29.56% to Ps 8,029,668 million from Ps 6,197,315 million in 2002, due primarily to a recovery of the Colombian economy and the Bank's growth discussed in Item 5.A.2. The Bank's total loan portfolio increased 15.83% in 2002 to Ps 6,197,315 million from Ps 5,350,205 million in 2001 primarily due to a recovery of the customers' economic situation.

         In 2003, total corporate loans increased 24.13% to Ps 5,272,290 million due primarily to a 28.39% increase in working capital loans. In 2002, total corporate loans increased 22.11% to Ps 4,247,392 million from Ps 3,478,260 million in 2001, due primarily to a 20.06% increase in working capital loans and a 74.20% increase in trade financing. As of December 31, 2001, 2002 and 2003, total corporate loans represented 65%, 69% and 66%, respectively, of the Bank's total loan portfolio.

         Total retail loans increased 41.70% in 2003 to Ps 2,709,217 million, due primarily to a 45.11% increase in personal loans, a 838.6% increase in vehicle loans and a 31.50% increase in credit card loans. In 2002, total retail loans increased 4.05% to Ps 1,911,829 million from Ps 1,837,434 million in 2001, due primarily to a 22.7% increase in personal loans, a 99.51% increase in loans funded by domestic development banks and a 9.88% increase in credit card loans. As of December 31, 2001, 2002 and 2003 retail loans represented 34%, 31% and 34%, respectively, of the Bank's total loan portfolio.

         As of December 31, 2003, the aggregate outstanding principal amount of the Bank's 25 largest borrowing relationships represented approximately 26.33% of the total loan portfolio, and no single borrowing relationship represented more than 9.60% of the total loan portfolio. Approximately 49.85% of such loans are denominated in foreign currencies (U.S. dollars). 100% these loans all are corporate loans and, as of December 31, 2003, 90.51% of these relationships were classified as "A" credits, 4.41% as "B" and 5.08% as "D."

    MATURITY AND INTEREST RATE SENSITIVITY OF LOANS

         The following table shows the maturities of the Bank's loan portfolio:

                                                                        AS OF DECEMBER 31, 2003
                                                       ----------------------------------------------------------
                                                                       DUE AFTER ONE
                                                        DUE IN ONE     YEAR THROUGH    DUE AFTER
                                                       YEAR OR LESS     FIVE YEARS     FIVE YEARS       TOTAL
                                                       ------------   --------------  ------------   ------------
                                                                              (Ps million)
PESO-DENOMINATED LOANS:
CORPORATE
    Trade financing.................................   Ps    17,600   Ps      7,624   Ps         -   Ps    25,224
    Loans funded by domestic development banks......         58,996         137,094         42,950        239,040
    Working capital loans...........................      1,382,135       1,460,491        377,809      3,220,435
    Credit cards....................................            501           6,146              -          6,647
    Overdrafts......................................         32,371               -              -         32,371
    Other...........................................              -               -              -              -
                                                       ------------   -------------   ------------   ------------
        Total corporate.............................      1,491,603       1,611,355        420,759      3,523,717
                                                       ------------   -------------   ------------   ------------
RETAIL
    Credit cards....................................         76,175         214,978              -        291,153
    Personal loans..................................         99,393         706,599          5,042        811,034
    Vehicle loans...................................         12,632         216,634            471        229,737
    Overdrafts......................................         80,927               -              -         80,927
    Loans funded by domestic development banks......         31,994         243,965         53,807        329,766
    Trade financing.................................          5,825               -              -          5,825
    Working capital loans...........................        406,501         445,456         25,031        876,988
                                                       ------------   -------------   ------------   ------------
        Total retail................................        713,447       1,827,632         84,351      2,625,430
                                                       ------------   -------------   ------------   ------------
MORTGAGE............................................            731           2,173         45,257         48,161
                                                       ------------   -------------   ------------   ------------
        TOTAL PESO-DENOMINATED LOANS................   Ps 2,205,781   Ps  3,441,160   Ps   550,367   Ps 6,197,308
                                                       ============   =============   ============   ============

DOLLAR-DENOMINATED LOANS
CORPORATE
    Trade financing.................................   Ps   124,358   Ps          -   Ps         -   Ps   124,358
    Loans funded by domestic development banks......         21,444         134,463              -        155,907
    Working capital loans...........................        355,218         380,740        730,760      1,466,718
    Credit cards....................................            240           1,350              -          1,590
    Overdrafts......................................              -               -              -              -
    Other...........................................              -               -              -              -
                                                       ------------   -------------   ------------   ------------
        Total corporate.............................        501,260         516,553        730,760      1,748,573
                                                       ------------   -------------   ------------   ------------
RETAIL
    Credit cards....................................         18,137          25,882              -         44,019
    Personal loans..................................          3,456             243            152          3,851
    Vehicle loans...................................              -               -              -              -
    Overdrafts......................................            367               -              -            367
    Loans funded by domestic development banks......            480               -              -            480
    Trade financing.................................         13,819               -              -         13,819
    Working capital loans...........................         21,251               -              -         21,251
                                                       ------------   -------------   ------------   ------------
        Total retail................................         57,510          26,125            152         83,787
                                                       ------------   -------------   ------------   ------------
MORTGAGE............................................              -               -              -              -
                                                       ------------   -------------   ------------   ------------
        TOTAL DOLLAR-DENOMINATED LOANS..............        558,770         542,678        730,912      1,832,360
                                                       ------------   -------------   ------------   ------------
        TOTAL LOANS.................................   Ps 2,764,551   Ps  3,983,838   Ps 1,281,279   Ps 8,029,668
                                                       ============   =============   ============   ============

         As of December 31, 2003, approximately 45.34% of the Bank's loans had a maturity of one year or less. The Bank's policy is not to automatically roll over an existing loan without a thorough credit analysis of the borrower.

         The following table shows the interest rate sensitivity of the Bank's loan portfolio due after one year as of December 31, 2003:

                                                       AS OF DECEMBER 31, 2003
                                                       -----------------------
                                                            (Ps million)
LOANS DUE AFTER ONE YEAR:
VARIABLE RATE
  Peso-denominated..................................   Ps            3,442,146
  Dollar-denominated................................                   140,389
                                                       -----------------------
    Total...........................................                 3,582,535
                                                       -----------------------
FIXED RATE
  Peso-denominated..................................                   549,381
  Dollar-denominated................................                 1,133,201
                                                       -----------------------
    Total...........................................                 1,682,582
                                                       -----------------------
LOANS DUE IN ONE YEAR OR LESS:
  Peso-denominated..................................                 2,205,781
  Dollar-denominated................................                   558,770
                                                       -----------------------
    Total...........................................                 2,764,551
                                                       -----------------------
      TOTAL LOANS                                      Ps            8,029,668
                                                       =======================

  LOANS BY ECONOMIC ACTIVITY

         The following table analyzes the Bank's loan portfolio for the periods indicated by the principal activity of the borrower using the Primary Standard Industrial Classification Codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

                                                                   AS OF DECEMBER 31, 2003
                            ----------------------------------------------------------------------------------------------------
                                1999        %        2000       %        2001       %        2002       %        2003       %
                            ------------  -----  -----------  -----  -----------  -----  -----------  -----  -----------  ------
Agricultural..............  Ps   57,675     1.2% Ps  100,346    2.0% Ps  136,201    2.5% Ps  135,554    2.2% Ps  183,293    2.3%
Mining products and oil...       38,997     0.8%      10,199    0.2%      43,881    0.8%     103,624    1.7%      84,414    1.0%
Food, beverage and
  tobacco.................      361,164     7.5%     449,171    8.8%      68,651    1.3%     174,818    2.8%     133,859    1.7%
Chemical production.......      106,873     2.2%     264,633    5.2%           -    0.0%      11,453    0.1%         174    0.0%
Other industrial and
  manufacturing
  products................      582,168    12.1%     816,477   16.0%   1,550,141   29.0%   1,738,250   28.0%   1,929,007   24.0%
Government................      278,367     5.8%     657,050   12.8%      91,146    1.6%     152,453    2.4%     836,832   10.4%
Construction..............      106,572     2.2%     160,095    3.1%     181,788    3.4%     163,755    2.6%     180,704    2.3%
Trade and tourism.........      412,231     8.5%     731,099   14.3%     712,333   13.3%     816,090   13.2%     893,729   11.1%
Transportation and
  communications..........      100,894     2.1%     213,519    4.2%     302,100    5.6%     299,184    4.8%     408,285    5.1%
Public services...........      104,931     2.2%     297,329    5.8%     284,031    5.3%     464,054    7.5%     472,451    5.9%
Consumer services.........      532,386    11.0%     303,937    5.9%   1,619,689   30.5%   1,840,735   29.9%   2,380,162   29.6%
Commercial services.......    2,143,601    44.4%   1,108,216   21.7%     360,244    6.7%     297,345    4.8%     526,758    6.6%
                            ------------  -----  -----------  -----  -----------  -----  -----------  -----  -----------  -----
   TOTAL LOANS............  Ps4,825,959   100.0% Ps5,112,071  100.0% Ps5,350,205  100.0% PS6,197,315  100.0% Ps8,029,668  100.0%
                            ============  =====  ===========  =====  ===========  =====  ===========  =====  ===========  =====

    POLICIES FOR THE GRANTING AND REVIEW OF CREDITS

         The Bank's credit standards and policies aim to achieve a high level of credit quality in the Bank's loan portfolio, efficiency in the processing of loans and the specific assignment of responsibilities for credit risk.

         To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies for evaluation of credits, lending limits to a single customer or economic group that conform to those required by law, the level of management authority required to approve a loan, maximum terms of loans, and collateral required for certain types of loans and their valuation. In addition, the Bank has established a centralized area for credit analysis, the disbursement process and the management and custody of promissory notes and guarantees.

         BC's policies require that every credit to be analyzed using the following factors: the character, reputation and credit history of the borrower, the type of business the borrower engages in, the borrower's ability to repay the loan, the coverage and suitability of the proposed collateral for the loan, information received from the credit risk center, debt service ability and compliance with the loan terms and the country risk where the debtor is headquartered in the event of overseas credits. The Bank applies this same detailed credit analysis to potential depositors.

         In addition to an analysis of the borrower, the Bank engages in the analysis of the different economic sectors to which the Bank makes loans and has established guidelines for financial analysis of the borrower and for participation in investment projects in and outside Colombia. The Bank applies the lending limits established under Colombian law, which require that:

     - uncollateralized loanS to a single customer or economic group not to exceed 10% of the Bank's Technical Capital (the Bank's largest such loan as of December 31, 2003 is for Ps 67,008 million, which represents 5.82% of the Bank's Technical Capital as of that date and is current and performing in accordance with its terms);

     - collateralized loans to a single customer or economic group not to exceed 25% of the Bank's Technical Capital (the Bank's largest such loan as of December 31, 2003 is for Ps 116,461 million, which represents 10.12% of the Bank's Technical Capital as of that date and is current and performing in accordance with its terms);

     - a loan to a shareholder of the Bank, with a share exceeding 20% of the Bank's Capital, may not exceed 20% of the Bank's Technical Capital (there were not registered shareholders owning more than 20% of the Bank as of December 31, 2003); and

     - a loan to a financial institution may not exceed 30% of the Bank's Technical Capital (the Banks' largest such loan as of December 31, 2003 is for Ps 19,008 million, which represents 1.65% of the Bank's Technical Capital as of that date and is current and performing in accordance with its terms).

         In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan, averaging in length from one to five years.

         Loan applications, depending on their amount, are presented for approval to branch managers, the zone or regional managers, the vice presidents, the President, the Credit Committee and the Board of Directors of BC. In general, loan application decisions are made by the Bank's managements in the corresponding committee. Loan applications up to a maximum of 200 SMLV or approximately Ps 66.4 million (approximately US $23,654) must also be submitted for approval to the Bank's centralized credit scoring area.

         The following table sets forth the size limits for loan application approval by authorization level as established by the Board of Directors of BC:

                                                             MAXIMUM LOAN APPROVAL LIMITS (1)
                                            ---------------------------------------------------------------
                                                 UNSECURED LOANS (2)                 SECURED LOANS
                                            ------------------------------   ------------------------------
                                             (U.S. dollar)    (Ps million)   (U.S. dollar)    (Ps million)
AUTHORIZATION LEVEL:
    Branch Managers......................             6,442           18.1           12,884            36.2
    Zone Managers........................            65,504          183.9          109,174           306.5
    Regional Managers Corporate
       Banking...........................           270,000          757.9          450,000         1,263.2

    Middle-corporate and Personal
       Banking Regional Managers.........           360,000        1,010.6          600,000         1,684.3
    Middle-corporate and Personal
       Banking Vice Presidents...........           900,000        2,526.5        1,500,000         4,210.8
    Corporate Banking, Finance and
       International Vice Presidents.....           900,000        2,526.5        1,500,000         4,210.8

    President............................         2,100,000        5,895.1        3,500,000         9,825.2

    Credit Committee.....................      All loans, other than those      All loans, other than those
                                             requiring the approval of the    requiring the approval of the
                                                Board of Directors, within   Board of Directors, within the
                                            the limits established by law.       limits established by law.

(1) Approval limits are measured in dollars or their equivalent in nominal pesos.

(2)  Includes loans with a personal guarantee.

         Loans to employees and affiliates of the Bank must be approved by the Board of Directors, which has the authority to grant loans in any principal amount subject to the Bank's legal lending limit. Approval at each level also requires the agreement of each lower level of the approval hierarchy. For example, a loan approval by regional managers would also require approval from the branch managers.

         The Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral. The Bank undertakes annually a valuation of collateral held as security for loans. In addition, when a loan becomes 60 days past due, the loan is given to a specialized division where various steps are taken to recover the loan. The Asset Recovery Division may, acting in coordination with the Commercial area, begin a recovery process before the 60-day past due date.

         With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the Superintendency of Banking, has implemented, through the creation of regional committees and a central qualification office, a review policy providing for a biannual evaluation, during the months of May and November of all debtors whose indebtedness for the various credit facilities exceeds 300 SMLV (Ps 99,6 million.). Additionally, all the Bank's Loans are evaluated monthly based on the days they are past due. When reviewing loans, BC evaluates and updates their risk classification and makes corresponding adjustment in the provision, if needed. When monitoring outstanding loans, the Bank examines current financial statements including, for material loans with a term greater than one year, current cash flow statements. The Bank is currently centralizing its credit review process through its information systems, including the necessary adjustments of credit scoring for vehicle loans, credit cards and personal lines of credit. In addition, the Bank keeps track of the loans reviewed every month and carries out a credit audit process that reviews the 200 largest debtors and randomly reviews a selection of its other debtors.

  CLASSIFICATION OF THE LOAN PORTFOLIO

         As indicated by External Circular 011 of March 2002, for purposes of classifying loans, the Bank first determines whether the loan has become due and then classifies the loan according to the number of days past due. In addition, whether or nor a loan is past due, the Bank analyzes loans to determine if there are "potential weaknesses," "deficiencies" or "serious deficiencies" based on the existence and magnitude of the following factors:

     - the expected ability of payment of a debtor and co-debtor, or the project to be financed, analyzing the income flow and expenses;

     - the debtor's solvency, through variables such as the level of indebtedness and the quality and composition of the debtor's and/or project's assets, liabilities, equity and contingencies;

     - information on the debtor's current and past compliance with obligations;

     - the timely payment of all installments as well as the financial and credit-based history as shown by risk controls and risk classifiers of the debtor or any other relevant source;

     - the number of times that the loan has been restructured and the nature of the respective restructuring(s);

     - the possible effects of the financial risks that the cash flow of the debtor and/or the project to be financed may be exposed to; these include:

         - possible market gaps of currencies, maturities and interest rates in the balance sheet structure and in off-balance sheet operations, such as financial derivatives;

         - for those loans with variable rates or rates indexed to UVR or another index, projections, and possible scenarios for the evolution of payments according to estimates of interest rates, foreign exchange rates, inflation, and other variables that may directly affect the payment of debt;

         - for loans denominated in foreign currencies, the market risk derived from the volatility of the corresponding exchange rates and its possible impact on the debtor's ability to pay; for loans made abroad, an in-house and market analysis of the risk of the country where the debtor is domiciled to identify the risks of transfer and exchange of the currencies required to serve the loan and the legal, operating and strategic risks of spreading the ability to pay of the debtor or the project to be financed may be exposed to.

  CREDIT CATEGORIES

         For the purpose of credit risk evaluation, application of accounting regulations, and constitution of provisions in accordance with External Circular 011, the Superintendency of Banking requires banking institutions to classify their credit portfolio into four categories: consumer loans, small business loans, mortgages and commercial loans.

         - Consumer loans are loans granted to individuals for the purpose of financing the acquisition of consumer goods or the payment of services for non-commercial or non-corporate objects.

         - Small business loans are loans granted to very small corporations with indebtedness levels with the corresponding entity not higher than 25 SMLV (Ps 8,3 million) (a very small corporation is every unit of economic exploitation, whether individual or corporation, in entrepreneurial, farming and livestock, industrial, commercial or utilities activities, rural or urban, with a staff no larger than 10 workers and with total assets lower than 501 SMLV (Ps 166,3 million).

         - Mortgages are loans of any amount granted to individuals to acquire new or used homes or for the construction of individual homes.

         - Commercial loans are all loans, except mortgage, consumer and small business loans, as defined above (includes ordinary, preferential and treasury loans).

                  As of December 31, 2003, BC's commercial loan portfolio amounted to Ps 6,624,494 million, a 26.91% increase from December 31, 2002. As of December 31, 2002, BC's commercial loan portfolio amounted to Ps 5,219,460 million, which was an increase of 19.87% from December 31, 2001.

                  The following table shows the Bank's loan portfolio categorized in accordance with the regulations of the Superintendency of Banking in effect for the relevant periods:

                                                            LOAN PORTFOLIO BY TYPE OF LOAN
                                                                  AS OF DECEMBER 31,
                                    -----------------------------------------------------------------------------
                                       1999(2)         2000(2)          2001           2002(3)          2003
                                    -------------   -------------   -------------   -------------   -------------
                                                                    (Ps million)
Commercial Loans................    Ps  3,962,890   Ps  4,286,220   Ps  4,354,031   Ps  5,219,460   Ps  6,624,494
Consumer Loans..................          827,816         792,573         961,663         870,898       1,273,159
Small business loans............                -               -               -          68,863          83,854
Mortgages(1)....................           35,253          33,278          34,511          38,094          48,161
                                    -------------   -------------   -------------   -------------   -------------
  TOTAL LOANS...................        4,825,959       5,112,071       5,350,205       6,197,315       8,029,668
Allowance for Loan Losses.......          295,016         285,565         271,729         332,324         387,263
                                    -------------   -------------   -------------   -------------   -------------

  TOTAL LOANS, NET..............    Ps  4,530,943   Ps  4,826,506   Ps  5,078,476   Ps  5,864,991   Ps  7,642,405
                                    =============   =============   ============    =============   =============

(1) This category was established by the Superintendency of Banking in External Circular 050 of 2001.

(2) For 1999 and until 2001, a different regulation was in force (External Circular 039 of 1999 and External Circular 070 of 2000) regarding the criteria for the establishment of credit categories.

(3) External Circular 050 of 2001, which was ratified by External Circular 011 of 2002, modified criteria to classify loans in commercial, consumer. small business and mortgage, establishing that the classification should be based on the loan destination and not based on the amount as it was in previous years.

                  External Circular 011 of 2002 provides the following minimum risk classifications, according to the past due days of the obligation:

                  Category A or "Normal Risk": Loans in this category are appropriately attended (not past due). The debtor's financial statements or its projected cash flows, as well as all other credit information available to the Bank, reflect adequate paying capacity. The following loans would fall into This category:

     LOAN TYPE          NUMBER OF MONTHS PAST DUE
--------------------    -------------------------
Mortgage                         0 - 2
Consumer                         0 - 1
Small business loans             0 - 1
Commercial                       0 - 1

                  Category B or "Acceptable Risk, Above Normal": Loans in this category are acceptably attended (not past due) and guaranty protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor's paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.

                  The following types of loans would fall into this category:

     LOAN TYPE          NUMBER OF MONTHS PAST DUE
--------------------    -------------------------
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

                  The following types of loans would fall into this category:

     LOAN TYPE          NUMBER OF MONTHS PAST DUE (RANGE)
--------------------    ---------------------------------
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

                  The following types of loans would fall into this category:

     LOAN TYPE          NUMBER OF MONTHS PAST DUE (RANGE)
--------------------    ---------------------------------
Mortgage                    more than 12 and up to 18
Consumer                     more than 3 and up to 6
Small business loans         more than 3 and up to 4
Commercial                   more than 6 and up to 12

                  Category E or "Risk of Non-Recoverability": Loans in this category are deemed uncollectible.

                  The following types of loans would fall into this category:

     LOAN TYPE              NUMBER OF MONTHS PAST DUE
--------------------    ---------------------------------
Mortgage                          more than 18
Consumer                          more than 6
Small business loans              more than 4
Commercial                        more than 12

                  Additionally, if a loan to a borrower is downgraded by the Bank to a classification of "B," "C," "D" or "E," all of the Bank's loans to that client are similarly downgraded. The Superintendency of Banking may require additional allowances under certain circumstances.

                  The following table presents the Bank's loan portfolio using the classification system of the Superintendency of Banking in effect at the end of each period:

                                                               AS OF DECEMBER 31,
                        --------------------------------------------------------------------------------------------------------
                            1999        %        2000        %        2001        %        2002        %         2003        %
                        ------------  -----  ------------  -----  ------------  -----  ------------  -----   ------------  -----
                                                        (Ps million, except percentages)
"A" Normal              Ps 3,466,011   71.8% Ps 4,017,027   78.6% Ps 4,228,248   79.0% Ps 5,115,889   82.6%  Ps 7,288,273   90.8%
"B" Subnormal                716,707   14.9%      560,961   11.0%      603,068   11.3%      479,429    7.7%       345,297    4.3%
"C" Deficient                210,658    4.4%      209,851    4.1%      103,761    1.9%      142,782    2.3%       109,615    1.4%
"D" Doubtful Recovery        141,539    2.9%      135,536    2.6%      259,811    4.9%      180,630    2.9%       196,075    2.4%
"E" Unrecoverable            291,044    6.0%      188,696    3.7%      155,317    2.9%      278,585    4.5%        90,408    1.1%
                        ------------  -----  ------------  -----  ------------  -----  ------------  -----   ------------  -----
       TOTAL            Ps 4,825,959  100.0% Ps 5,112,071  100.0% Ps 5,350,205  100.0% Ps 6,197,315  100.0%  Ps 8,029,668  100.0%
                        ============  =====  ============  =====  ============  =====  ============  =====   ============  =====
Loans classified as
"C," "D" and "E" as
a percentage of total
loans                           13.3%                10.5%                 9.7%                 9.7%                  4.9%

(1) In 2000, the Bank reported its loan portfolio as of December 31, 1999 classified by individual risk according to past due term. In 2001, it reported its loan portfolio as of December 31, 2001 classified according to the risk category and reflecting the past due term and debtor's capacity of payment, debt service, and information from external risk agencies. In this report, provisions for both years and for 2001, 2002 and 2003 are based on the latter method.

                  The Bank continues to accrue interest on a loan until it is considered non-performing. Once a loan is deemed non-performing, an allowance is made for 100% of the unpaid interest recorded as income, and, going forward, instead of recording interest on that loan in the consolidated statement of operations, such interest is recorded in memorandum accounts. See Note 2 to the Financial Statements.

                  In accordance with the regulations of the Superintendency of Banking, loans are considered non-performing if an installment of principal or interest is (i) in the case of a commercial loan more than 90 days past due,
(ii) in the case of a consumer loan more than 60 days past due, (iii) in the case of a small business loan more than 60 days past due or (iv) in the case of a mortgage loan more than 120 days past due.

                  Additionally, beginning March 25, 2003, the Bank established as policy that any loans that are past due more than 30 days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until the customer recommences payments. It is estimated that, at December 31, 2003, approximately Ps 280 million of loans are in memorandum accounts because of the adoption of this policy.

                  If one installment payment is 31 or more days past the actual due date, then the entire loan is considered past due for purposes of the regulations of the Superintendency of Banking.

                  The following table sets forth the breakdown of the Bank's loans at least one day past due by type of loan in accordance with the criteria of the Superintendency of Banking in effect at the end of each period:

                                                                          AS OF DECEMBER 31,
                                 -------------------------------------------------------------------------------------------------
                                    1999       %        2000       %       2001        %        2002       %        2003       %
                                 ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
                                                          (Ps million, except percentages)
PERFORMING PAST DUE LOANS:(1)
Consumer loans past due 31 to
  60 days....................... Ps  34,755   30.5%  Ps  18,108   32.4%  Ps  19,543   24.8%  Ps  17,537   38.6%  Ps  24,899   57.3%
Small business loans past due
   from 31 to 60 days(3)........          -    0.0%           -    0.0%           -    0.0%         777    1.7%       2,054    4.7%
Commercial loans past due 31
to 120/90 days(2)...............     79,011   69.5%      37,576   67.3%      59,066   74.9%      27,149   59.7%      16,518   38.0%
Mortgage loans past due 31 to
  90/120 days...................         21    0.0%         171    0.3%         202    0.3%          22    0.0%           -    0.0%
                                 ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
Total performing past due
loans...........................    113,787  100.0%      55,855  100.0%      78,811  100.0%      45,485  100.0%      43,471  100.0%
NON-PERFORMING PAST DUE LOANS:
Consumer loans past due 61 to
  180 days......................     21,664    7.1%       9,660    5.4%       9,711    4.0%       8,993    8.2%      14,304   18.8%
Small business loans past due
  from 61 to 180 days...........          -    0.0%           -    0.0%           -    0.0%       1,633    1.5%       3,040    4.0%
Consumer loans past due more
  than 180 days.................     68,783   22.7%      40,161   22.3%      10,019    4.1%      10,678    9.7%      10,765   14.0%
Commercial loans past due
  more than 120/90 days.........    212,259   69.9%     128,740   71.6%     224,024   91.8%      88,217   80.5%      48,069   63.2%
Mortgage loans past due more
  than 91 days..................        767    0.3%       1,190    0.7%       138      0.1%         138    0.1%           4    0.0%
                                 ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
Total non-performing past due
  loans.........................    303,473  100.0%     179,751  100.0%     243,892  100.0%     109,659  100.0%      76,182  100.0%
    Total past due loans........ Ps 417,260          Ps 235,606          Ps 322,703          Ps 155,144          Ps 119,653
                                 ----------          ----------          ----------          ----------          ----------
Total non-performing past due
  loans.........................    303,473             179,751             243,892             109,659              76,182
Allowance for loan losses.......   (295,016)           (285,565)           (271,729)           (332,324)           (387,263)
Foreclosed assets...............    173,897             193,009             180,737             185,261             194,321
Allowance for estimated
  losses on foreclosed assets...    (42,515)            (93,591)           (106,081)           (107,962)           (135,121)
Other accounts receivable
  more than 180 days past due...     30,190              22,573              17,875               8,655              25,848
Allowance for accounts
  receivable and accrued
  interest losses...............    (98,319)            (50,350)            (42,707)            (24,891)            (26,182)
                                 ----------          ----------          ----------          ----------          ----------
Total non-performing assets,
net............................. Ps  71,710          Ps (34,173)         Ps  21,987          Ps(161,602)         Ps(252,215)
                                 ----------          ----------          ----------          ----------          ----------
Loans at least one day past
  due as a percentage of
  total loans...................               8.6%                4.6%                6.0%                2.5%                1.5%
Allowance for loan losses as
  a percentage of loans at
  least one day past due........              70.7%              121.2%               84.2%              214.2%              323.7%
Allowance for loan losses as
  a percentage of loans
  classified as "C," "D" and
  "E"...........................              45.9%               53.5%               52.4%               55.2%               97.8%
Percentage of performing
  loans to total loans..........              93.7%               96.5%               95.5%               98.2%               99.1%

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

(3) During the first quarter of 2002, the Superintendency of Banking changed the classification of the commercial, consumer and mortgage loan categories, and introduced the new category of "Small business loans".

                  The following table analyzes the quality of the Bank's loan portfolio using the classification system of the Superintendency of Banking in effect at the end of each period:

                                                                                   AS OF DECEMBER 31,
                                                         -------------------------------------------------------------------
                                                            1999          2000          2001          2002          2003
                                                         -----------   -----------   -----------   -----------   -----------
                                                                     (Ps million, except percentages)
Loans secured by real guarantees as a percentage of
    total loans........................................         34.7%         35.4%         44.8%         37.5%         32.9%
Loans classified as "A" as a percentage of total
    loans..............................................         71.8%         78.6%         79.0%         82.6%         90.8%
Loans classified as "B as a percentage of total loans..         14.9%         11.0%         11.3%          7.7%          4.3%
Loans classified as "C," "D" and "E" as a percentage
of total loans.........................................         13.3%         10.5%          9.7%          9.7%          4.9%
Total allowance for loan losses as a percentage of
    non-performing loans...............................         97.2%        158.9%        111.4%        303.1%        508.3%
Total allowance for loan losses as a percentage of
    loans classified as "C," "D" and "E"...............         45.9%         53.5%         52.4%         55.2%         97.8%
Non-performing loans as a percentage of total loans....          6.3%          3.5%          4.6%          1.8%          0.9%
Loans classified as "C," "D" and "E"...................  Ps  643,241   Ps  534,083   Ps  518,889   Ps  601,997   Ps  396,098
    TOTAL NON-PERFORMING LOANS.........................  Ps  303,473   Ps  179,751   Ps  243,892   Ps  109,659   Ps   76,182

                  The following table shows BC's past due loan portfolio by type of loan:

                                                                         AS OF DECEMBER 31,
                                -------------------------------------------------------------------------------------------------
                                   1999       %        2000       %       2001        %        2002       %        2003       %
                                ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
                                                         (Ps million, except percentages)
CORPORATE
Trade financing............     Ps   6,172    1.5%  Ps   9,329    4.0%  Ps   5,398    1.6%  Ps     143    0.0%  Ps   2,841    2.3%
Loans funded by domestic
  development banks........          5,931    1.4       10,073    4.3        7,950    2.5        1,360    0.9        1,149    1.0
Working capital loans......        238,602   57.2      145,506   61.8      210,281   65.2       75,333   48.6       30,706   25.7
Credit cards...............            117    0.0           48    0.0          103    0.0           90    0.1          136    0.1
Overdrafts.................          7,233    1.7        1,408    0.6        1,583    0.5            -    0.0        1,032    0.9
Other......................             29    0.0            -    0.0            -    0.0            -    0.0            -    0.0
                                ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
  Total corporate..........        258,084   61.8%     166,364   70.6%     225,315   69.8%      76,926   49.6%      35,864   30.0%
RETAIL (1)
Credit cards...............         17,435    4.2       11,686    5.0       10,606    3.3       14,930    9.6       12,204   10.2
Personal loans.............         36,006    8.6       10,734    4.6       17,442    5.4       25,516   16.4       32,876   27.5
Vehicle loans..............          3,455    0.8        1,402    0.6          323    0.1          534    0.3        6,453    5.4
Overdrafts.................          8,327    2.0        8,924    3.8        8,491    2.6            -    0.0        7,967    6.6
Loans funded by domestic
development banks..........          3,695    0.9            -    0.0        6,843    2.1        3,840    2.5        5,299    4.4
Trade financing............          4,935    1.2        1,320    0.6        1,841    0.6          890    0.6          355    0.3
Working capital loans......         84,536   20.3       33,815   14.4       50,563   15.7       31,644   20.4       18,084   15.1
                                ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
  Total retail.............        158,389   38.0%      67,881   28.8%      96,109   29.8%      77,354   49.8%      83,238   69.5%
MORTGAGE...................            787    0.2%       1,361    0.6%       1,279    0.4%         864    0.6%         551    0.5%
                                ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
   TOTAL PAST DUE LOANS....     Ps 417,260  100.0%  Ps 235,606  100.0%  Ps 322,703  100.0%  Ps 155,144  100.0%  Ps 119,653  100.0%
                                ==========  =====   ==========  =====   ==========  =====   ==========  =====   ==========  =====

(1)  Includes loans to high-income individuals and small companies.

                  The past-due portfolio decreased by 22.87% between 2002 and 2003, from Ps 155,144 million at December 31, 2002, to Ps 119,653 million at December 31, 2003, mainly due to a recovery of past-due corporate working capital loans, which decreased from Ps 75,333 million at December 21, 2002, to Ps 30,706 million at December 31, 2003. This recovery was primarily the result of an improvement of our customer's economic situation and the implementation of a defaulted loans recovery strategy through a specialized department for asset recovery. These situations explain a decrease of 51.92% between 2001 and 2002.

              The Bank believes that future increases in average nominal interest rates may result in additional past-due loans. There can be no assurance that the increases in past-due performing loans will not continue in the future. If performing past-due loans are not made current, they will become categorized as non-performing past-due loans and additional allowances for loan losses will have to be established.

              The following table presents information with respect to the Bank's loan portfolio at least 31 days past due based on the nature of the collateral for the loan:

                                                                        AS OF DECEMBER 31,
                                 --------------------------------------------------------------------------------------------------
                                     1999       %        2000       %       2001        %        2002       %        2003       %
                                 ------------  ----  ------------  ----  ------------  ----  ------------  ----  ------------  ----
                                                                  (Ps million, except percentages)
SECURED
Current........................  Ps 1,502,187  31.1% Ps 1,701,775  33.3% Ps 2,203,986  41.2% Ps 2,261,968  36.5% Ps 2,596,226  32.3%
Past due from 31 to 60 days
    (consumer).................             -   0.0             -   0.0             -   0.0         3,686   0.1         5,690   0.1
Past due from 61 to 90 days
    (consumer).................         6,879   0.2         2,903   0.1         4,009   0.1             -   0.0         2,020   0.0
Past due from 31 to 60 (small
    business loans)............             -   0.0             -   0.0             -   0.0           246   0.0           466   0.0
Past due from 61 to 90 (small
    business loans)............             -   0.0             -   0.0             -   0.0            89   0.0           315   0.1
Past due from 31 to 90/120
    days (mortgage)............            21   0.0           171   0.0           202   0.0            22   0.0             -   0.0
Past due from 91 to 180 days
    (consumer) ................         4,487   0.1         1,572   0.0         1,823   0.0         1,881   0.0         2,995   0.1
Past due from 91 to 180 days
    (small business loans).....             -   0.0             -   0.0             -   0.0           415   0.0           476   0.0
Past due from 91 to 180 days
    (mortgage) ................            13   0.0             3   0.0             -   0.0             -   0.0             4   0.0
Past due from 31 to 90 days
    (commercial)(2) ...........        54,519   1.1        14,268   0.3        51,414   1.0         9,617   0.2        10,935   0.1
Past due from 181 days to 360
    days (consumer)............         8,331   0.2         2,784   0.1         2,835   0.1             -   0.0         2,589   0.0
Past due from 181 days to 360
    days (mortgage)............           421   0.0         1,083   0.0           138   0.0           138   0.0             -   0.0
Past due from 91 to 180 days
    (commercial)(2) ...........        13,921   0.3        29,198   0.6        35,933   0.7         8,736   0.1         5,751   0.1
Past due from 121 to 360 days
    (commercial) ..............        40,178   0.8        10,368   0.2        47,628   0.9        10,452   0.2         8,995   0.1
Past due more than 360 days....        43,744   0.9        43,321   0.8        50,554   0.9        29,501   0.5        17,217   0.2
                                 ------------  ----  ------------  ----  ------------  ----  ------------  ----  ------------  ----
TOTAL..........................  Ps 1,674,701  34.7% Ps 1,807,446  35.4% Ps 2,398,522  44.9% Ps 2,326,751  37.6% Ps 2,653,679  33.1%
                                 ============  ====  ============  ====  ============  ====  ============  ====  ============  ====

UNSECURED(1)
Current........................  Ps 2,906,512  60.2% Ps 3,174,690  62.1% Ps 2,823,516  52.8% Ps 3,780,203  61.0% Ps 5,313,789  66.2%
Past due from 31 to 60 days
    (consumer).................        27,876   0.6        15,205   0.3        15,534   0.3        13,851   0.2        19,209   0.2
Past due from 31 to 60 days
    (small business loans).....             -   0.0             -   0.0             -   0.0           531   0.0         1,588   0.0
Past due from 61 to 90 days
    (small business loans).....             -   0.0             -   0.0             -   0.0           308   0.0           793   0.0
Past due from 91 to 180 days
    (consumer).................        17,177   0.4         8,088   0.2         7,888   0.1         7,112   0.1         9,289   0.1
Past due from 91 to 180 days
    (small business loans).....             -   0.0             -   0.0             -   0.0           821   0.0         1,456   0.0
Past due  from 31  to 90 days
    (commercial)(2) ...........        24,492   0.5        23,308   0.4         7,652   0.1        17,532   0.3         5,583   0.1
Past due from 181 days to 360
    days  (consumer)...........        49,625   1.0        31,649   0.6         7,184   0.1        10,678   0.2         8,176   0.1
Past due from 91 to 180 days
    (commercial)(2)............        13,822   0.3         5,537   0.1         3,493   0.1         9,358   0.2         2,980   0.0
Past due from 121 to 360 days
    (commercial) ..............        29,186   0.6         7,001   0.1        34,077   0.6         9,192   0.1         8,889   0.1
Past due more than 360 days....        82,568   1.7        39,147   0.8        52,339   1.0        20,978   0.3         4,237   0.1
                                 ------------  ----  ------------  ----  ------------  ----  ------------  ----  ------------  ----
TOTAL..........................  Ps 3,151,258  65.3% Ps 3,304,625  64.6% Ps 2,951,683  55.1% Ps 3,870,564  62.4% Ps 5,375,989  66.9%
                                 ============  ====  ============  ====  ============  ====  ============  ====  ============  ====

TOTAL CURRENT LOANS............  Ps 4,408,699  91.3% Ps 4,876,465  95.4% Ps 5,027,502  94.0% Ps 6,042,171  97.5% Ps 7,910,015  98.5%
Past due from 31 to 60 days
    (consumer).................        34,755   0.8        18,108   0.4        19,543   0.4        17,537   0.3        24,899   0.3
Past due from 61 to 90 days
    (consumer).................             -   0.0             -   0.0             -   0.0             -   0.0         2,020   0.0
Past due from 31 to 60 days
    (small business loans).....             -   0.0             -   0.0             -   0.0           777   0.0         2,054   0.0
Past due from 61 to 90 days
    (small business loans).....             -   0.0             -   0.0             -   0.0           397   0.0         1,108   0.0
Past due from 31 to 90/120
    days (mortgage)............            21   0.0           171   0.0           202   0.0            22   0.0             -   0.0
Past due  from 31 to 90 days
    (commercial)(2)............        79,011   1.6        37,576   0.7        59,066   1.1        27,149   0.4        16,518   0.2
Past due from 91 to 180 days
    (consumer) ................        21,664   0.5         9,660   0.2         9,711   0.2         8,993   0.1        12,284   0.2
Past due from 91 to 180 days
    (small business loans).....             -   0.0             -   0.0             -   0.0         1,236   0.0         1,932   0.0
Past due from 91/121 to 180
    days (mortgage)............            13   0.0             3   0.0             -   0.0             -   0.0             4   0.0
Past due from 91 to 180 days
    (commercial)(2) ...........        27,743   0.6        34,735   0.7        39,426   0.7        18,094   0.3         8,731   0.1
Past due from 121 to 360 days
    (commercial) ..............        69,364   1.4        17,369   0.3        81,705   1.5        19,644   0.3        17,884   0.2
Total Past due from 181 days to
    360 days (consumer)........        57,956   1.2        34,433   0.7        10,019   0.2        10,678   0.2        10,765   0.1

                                                                            AS OF DECEMBER 31,
                                       -------------------------------------------------------------------------------------------
                                           1999         %         2000        %         2001         %         2002          %
                                       ------------   -----   ------------  -----   ------------   -----   ------------    -----
                                                                    (Ps million except Percentages)
SECURED
Past due from 181 days to 360 days
     (mortgage)......................           421     0.0          1,083    0.0            138     0.0            138      0.0
Total past due more than 360 days....       126,312     2.6         82,468    1.6        102,893     1.9         50,479      0.9
                                       ------------   -----   ------------  -----   ------------   -----   ------------    -----
    TOTAL PAST DUE LOANS.............       417,260     8.7        235,606    4.6        322,703     6.0        155,144      2.5
                                       ------------   -----   ------------  -----   ------------   -----   ------------    -----
Total gross loans....................     4,825,959   100.0      5,112,071  100.0      5,350,205   100.0      6,197,315    100.0
Allowance for loan losses............      (295,016)   (6.1)      (285,565)  (5.6)      (271,729)   (5.1)      (332,324)    (5.4)
                                       ------------   -----   ------------  -----   ------------   -----   ------------    -----
    TOTAL LOANS, NET.................  Ps 4,530,943    93.9%  Ps 4,826,506   94.4%  Ps 5,078,476    94.9%  Ps 5,864,991     94.6%
                                       ============   =====   ============  =====   ============   =====   ============    =====


                                          AS OF DECEMBER 31,
                                        ----------------------
                                            2003            %
                                        ------------      ----
                                   (Ps million except Percentages)
SECURED
Past due from 181 days to 360 days
     (mortgage)......................              -      0.0
Total past due more than 360 days....         21,454      0.4
                                        ------------     ----
    TOTAL PAST DUE LOANS.............        119,653      1.5
                                        ------------     ----
Total gross loans....................      8,029,668      100%
Allowance for loan losses............       (387,263)    (4.8%)
                                        ------------     ----
    TOTAL LOANS, NET.................   Ps 7,642,405     95.2%
                                        ============     ====

(1)      Includes loans with personal guarantees.

(2) In the second quarter of 1999 the Superintendency of Banking changed the classifications for commercial loans, modifying the ranges to assign the classification based on the loan maturity as follows:
            Category "B," current maturity 30-90 days, previous maturity 30-60 days;
            Category "C," current maturity 91-180 days, previous maturity 61-120 days;
            Category "D," current maturity 120-360 days, previous maturity 181-360 days;
            For categories "A" and "E", ranges did not suffer any modification.

E.4.              SUMMARY OF LOAN LOSS EXPERIENCE

         ALLOWANCE FOR LOAN LOSSES

                  The Bank complies with Colombian regulations regarding allowances for loan losses by setting aside specific allowances on past-due performing and non-performing loans based on the length of time such loans have been past due. The Superintendency of Banking, through External Circular 044 of July 23, 1999, tightened loan allowance rules for Colombian banks. In addition, banks started to accumulate a general allowance, which should amount to 1% of the total loans of a bank within three years starting July 31, 1999. The current regulations contained in External Circular No. 070 dated October 5, 2000 ratified this general 1% provision and eliminated the risk coefficient and the obligation to make additional provision for this item. The regulations of the Superintendency of Banking required the Bank to review commercial loans every six months, and consumer and mortgage loans at least monthly. The new regulation contained in External Circular 011 of March, 2002, requires that all debtors whose indebtedness for the different categories of credit exceeds 300 SMLV (Ps 99,6 million for 2003), be evaluated twice a year. Additionally, the regulation requires that all loans be evaluated every month on their past-due days basis.

                  The Bank establishes its loan allowances by classifying its loan portfolio according to the loan classification system determined by the Superintendency of Banking and by applying to each such classification the applicable allowance percentage formula, also as specified by the Superintendency of Banking. The Bank believes that its application of the loan classification system and allowance formula results in the establishment of allowances that are reasonable and adequate for the credit risk associated with BC's loan portfolio. Every six months, the Bank evaluates all debtors whose indebtedness for the various credit facilities exceeds 300 SMLV (Ps 99,6 million); additionally, these credits, and those which do not meet this condition, are evaluated monthly based on the days they are past due. In addition, the Bank's loan policy division performs an ongoing review of the loan portfolio from time to time to adjust its allowances for loan losses as necessary.

                  Guidelines for the establishment of the allowance for loan losses by Colombian credit institutions, including commercial banks, are set by the Superintendency of Banking.

                  The following table shows the allowance for loan losses required to be taken, expressed as a percentage of the value of the loan to the extent not covered by collateral (including principal, interest and commissions and fees) for commercial, small business, consumer and mortgage loans classified as follows:

"A"          "B"          "C"         "D"          "E"
 -            -            -           -            -
0%            1%          20%         50%         100%

                  The Bank allocates the allowance for loan losses on the basis of whether the loans are secured and, among those secured loans, whether such security is collateralized or personal guaranteed. The largest amount of allowances is allocated to consumer, commercial and small business loans that are secured by personal guarantees or unsecured. The allowance for loan losses is calculated including the value of the underlying security. External Circular 011 of March, 2002, issued by the Superintendency of Banking, establishes that for allowances on loans, the security that guarantees the loan will only support the principal of the loan. Consequently, allowances are calculated in accordance with the loan classification system's percentage, which is applied to the difference between the amount outstanding and 70% of the value of the security supporting the loan. In addition, for establishing provisions, the percentages of the total amount of such guarantee must be taken into consideration, as follows:

                  For mortgage-backed guarantees:

TIME ELAPSED BETWEEN THE DATE OF DEFAULT AND THE DATE OF
            NON-REALIZATION OF THE GUARANTEE                      PERCENTAGE
--------------------------------------------------------          ----------
0 To 18 Months                                                         70%
Over 18 Up To 24 Months                                                50%
Over 24 Up To 30 Months                                                30%
Over 30 Up To 36 Months                                                15%
Over 36 Months                                                          0%

                  For guarantees not backed by mortgages:

TIME ELAPSED BETWEEN THE DATE OF DEFAULT AND THE DATE OF
            NON-REALIZATION OF THE GUARANTEE                      PERCENTAGE
--------------------------------------------------------          ----------
0 to 12 Months                                                         70%
Over 12 Up to 24 Months                                                50%
Over 24 Months                                                          0%

                  There are special requirements for the allowance needed for loan losses in respect of loans of borrowers involved in proceedings with their creditors. The Bank may make additional allowances not required by the regulations of the Superintendency of Banking when, in its judgment, an additional allowance is guaranteed for restructured loans with wide maturities secured by guaranties that could prove difficult to be sold. Through the office of the Bank's Vice President for Risk Management, the Bank undertakes a monthly review of its past due and non-performing loan portfolio.

                  The following table sets forth the activity in the allowance for loan losses:

                                                                          YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------------------------------
                                                     1999           2000          2001          2002           2003
                                                  -----------   -----------    ----------   -----------    -----------
                                                                              (Ps million)
Balance at beginning of period................    Ps  182,292   Ps  295,016    Ps 285,565   Ps  271,729    Ps  332,324
Balance at beginning of period
  (Sufinanciamiento)..........................              -             -             -             -         11,854
Provisions for loan losses (1)................        180,711       264,756        86,793       143,361        286,170
Effect of revaluing to constant pesos (3).....        (15,403)      (19,008)            -             -              -
Effect of difference in exchange interest
  rate (4)....................................              -             -             -        10,366          (284)
Charge-offs...................................        (51,113)     (148,056)      (83,586)      (71,592)      (112,393)
Recovering from previous fiscal years.........         (1,471)     (107,143)      (17,043)      (21,540)      (130,408)
                                                  -----------   -----------    ----------   -----------    -----------
    BALANCE AT END OF PERIOD (2)..............    Ps  295,016   Ps  285,565    Ps 271,729   Ps  332,324    Ps  387,263
                                                  ===========   ===========    ==========   ===========    ===========

(1) The provision for past due accrued interest receivable, which is not included in this item, amounted to Ps 48,507 million, Ps 20,178 million, Ps 4,965, Ps 4,518 and Ps 5,798 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 respectively.

(2) The allowance for past due accrued interest receivable, which is not included in this item, amounted to Ps 66,939 million, Ps 30,771 million, Ps 27,011 million, Ps 15,074 and Ps 5,170 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 respectively.

(3)      Inflation adjustment was eliminated starting on January 1, 2001. See
         Note 2(b) to the Financial Statements.

(4) For years 1999, 2000 and 2001, the effect of difference in exchange interest rate was included as a part of recoveries.

                  The following table shows the allocation of the Bank's allowance for loan losses by type of loan using the classification of the Superintendency of Banking:

                                                                        AS OF DECEMBER 31,
                                                ---------------------------------------------------------------------
                                                   1999            2000          2001           2002          2003
                                                -----------    -----------  ------------     ----------    ----------
                                                                           (Ps million)
Commercial Loans..............................  Ps  210,695    Ps  212,428  Ps   178,471     Ps 243,835    Ps 276,285
Consumer Loans................................       70,296         46,537        46,723         22,668        27,429
Small business loans..........................            -              -             -          1,260         2,082
Mortgages.....................................          843          1,667         1,116            849           440
General(1)....................................       13,182         24,933        45,419         63,712        81,027
                                                -----------    -----------  ------------     ----------    ----------
    TOTAL ALLOWANCE FOR LOAN LOSSES...........  Ps  295,016    Ps  285,565  Ps   271,729     Ps 332,324    Ps 387,263
                                                ===========    ===========  ============     ==========    ==========

------------------
(1) This is a provision established in 1999 by Circular 044 issued by the Superintendency of Banking.

                  The following table shows the allocation of the Bank's allowance for loan losses by type of loan:

                                                                          AS OF DECEMBER 31,
                                  --------------------------------------------------------------------------------------------------
                                    1999       %       2000        %      2001       %        2002        %      2003          %
                                  ---------  ----    ---------    ---   -------     ---    ---------    ----   -------       -------
                                                                     (Ps million, except percentages)
CORPORATE
Trade financing..........         Ps  1,402   0.5%   Ps  1,413    0.5%  Ps    491    0.2%  Ps   3,073    0.9%  Ps    217       0.1%
Loans funded by domestic
   development banks.....             5,598   1.9        1,972    0.7         845    0.3          812    0.2      57,745      14.9
Working capital loans....           143,419  48.6      180,470   63.2     177,135   65.2      212,108   63.8     202,403      52.3
Credit cards.............                57   0.0           46    0.0           -    0.0          107    0.0          34       0.0
Overdrafts...............             2,158   0.7          923    0.3           -    0.0        1,313    0.4         370       0.1
Other....................                 -   0.0            -    0.0           -    0.0            -    0.0           -       0.0
                                  ---------  ----    ---------   ----   ---------   ----    ---------   ----   ---------      ----
   Total corporate.......           152,634  51.7      184,824   64.7     178,471   65.7      217,413   65.3     260,769      67.4
RETAIL (1)
Credit cards.............            12,978   4.4        8,039    2.8       5,823    2.1        9,568    2.9       6,452       1.7
Personal loans...........            26,996   9.2       14,316    5.0       5,947    2.2        9,816    3.0      15,687       4.1
Vehicle loans............             1,832   0.6          741    0.3          99    0.0           77    0.0       8,550       2.2
Overdrafts...............             6,615   2.2        3,332    1.2       2,727    1.0        3,318    1.0       1,908       0.5
Loans funded by domestic
   development banks.....             2,468   0.8          847    0.3         851    0.3        1,507    0.5         642       0.2
Trade financing..........             1,774   0.6          734    0.3         349    0.1          792    0.2         119       0.0
Working capital loans....            75,694  25.7       46,132   16.1      30,927   11.3       25,272    7.6      11,669       2.9
                                  ---------  ----    ---------   ----   ---------   ----    ---------   ----   ---------      ----
   Total retail..........           128,357  43.5       74,141   26.0      46,723   17.2       50,350   15.2      45,027      11.6
                                  ---------  ----    ---------   ----   ---------   ----    ---------   ----   ---------      ----

                                                                          AS OF DECEMBER 31,
                                 ---------------------------------------------------------------------------------------------------
                                    1999        %       2000        %      2001        %        2002        %      2003         %
                                 ----------  -----   ----------  -----   ----------  -----    ----------  -----   -------     ------
                                                                    (Ps million, except percentages)
MORTGAGE.................               843    0.3        1,667    0.6        1,116    0.4           849    0.3          440    0.1
                                 ----------  -----   ----------  -----   ----------  -----    ----------  -----   ----------  -----
GENERAL(2)...............            13,182    4.5       24,933    8.7       45,419   16.7        63,712   19.2       81,027   20.9
                                 ----------  -----   ----------  -----   ----------  -----    ----------  -----   ----------  -----
  TOTAL ALLOWANCE FOR LOAN
LOSSES                           Ps 295,016  100.0%  Ps 285,565  100.0%  Ps 271,729  100.0%   Ps 332,324  100.0%  Ps 387,263  100.0%
                                 ==========  =====   ==========  =====   ==========  =====    ==========  =====   ==========  =====

(1) Includes allowances for loans to high-income individuals and s ll companies.

(2) This is a provision established in 1999 by Circular 044 issued by the Superintendency of Banking.

                  As of December 31, 2003, the allowance for loan losses increased 16.5% to Ps 387,263 million from Ps 332,324 million at December 31, 2002, due primarily to an increase in general allowances and loans funded by domestic development banks. As of December 31, 2002, the allowance for loan losses increased 22.29% compared to December 31, 2001 due primarily to an increase in general allowance.

         NEW PROVISION SYSTEM (OR CREDIT RISK MANAGEMENT SYSTEM - "SARC")

                  Through External Circular 011 of March 05, 2002, which modifies Chapter II of External Circular 100 of 1995 (Basic and Accounting Circular), regarding management of credit risk, the Superintendency of Banking requires entities subject to its supervision to develop a system for the management credit risk ("Sistema de Administracion de Riesgo Crediticio" - "SARC"). As a consequence, the Bank must establish strategies, policies, methodologies, processes and structures to evaluate, rate, monitor, and control its credit risks.

                  The Superintendency of Banking has provided general guidelines and deadlines for the development and implementation of SARC, and the Bank has complied with those guidelines and deadlines subject to the requirements set forth in Circular Letter of March 5, 2002, as show in the table below:

PHASE                                      DESCRIPTION                                MAXIMUM DEADLINE
-----      -------------------------------------------------------------------------  ----------------
           Preparation and submission of the document supporting the development of the SARC to the Superintendency of Banking, taking into account risk management polices, adequate organizational structure, appropriate
           methodologies and processes for risk management, suitable infrastructure   June 28 of 2002
   I       and human resources, as well as a general auditing process.

           Additionally, significant advances shall be provided regarding reconstruction of historical information necessary for the implementation of the SARC by the Bank.
------------------------------------------------------------------------------------------------------
           Conclusion of the process of reconstruction of historical information and
 II        the information and/or computer programs which will assure adequate         December 31 of
           assessment and management of credit risk.                                        2002

PHASE                                      DESCRIPTION                                MAXIMUM DEADLINE
-----      -------------------------------------------------------------------------  ----------------
           During this phase, the entity shall begin estimating expected losses by applying the methodology defined for such purpose. The foregoing, in
           order to calibrate any relevant variables which guarantee the results of    December 31 of
           the methodology.                                                                 2003
 III
           The Superintendency of Banking extended the SARC phase III due date through the External Circular 030 of June 2003. The regulator required the banks to have SARC working as a parallel provision system during 2004, in
           order for them to test its correct operation. The SARC provisions will be   December 31 of
           calculated and applied to the accounting system as of January 1st, 2005.         2004

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

         - Estimate or quantification of the expected loss that may be incurred by the entity, should the foregoing event occur, during a determined lapse of time (e.g., 12 months). For this estimate, it is important, among other things, to compute the value or rate of recovery of the active value, in the event that the credit would become unrecoverable. The existence and suitability of the collateral that supports the credits are an important factor that should be taken into account in the context.

                  The allowances for credits must be based on the estimate of the expected losses, and minimum levels of allowances must be maintained in accordance with current provision. A general allowance of 1% on the total gross portfolio is maintained.

                  For the estimate of expected losses and allowance, the Bank has to follow guidelines established by the methodological documents published by the Basel Internal Rating Approach. This model is based on three fundamental factors which must be estimated to compute the expected loss for each business line being analyzed:

                         EXPECTED LOSS = PD X EAD X LGD

                  Where:

                  PD:  Probability of default
                  EAD: Exposure at the time of default
                  LGD: Loss if default occurs

                  The Bank has adequately fulfilled each one of the phases established by the Superintendency of Banking and, through December 31, 2003, has initiated a parallel calculation of the expected losses and provision according to the internal defined internal method.

         CHARGE-OFFS

                  The following table shows the allocation of the Bank's charge-offs by type of loan as of December 31, 1999, 2000, 2001, 2002 and 2003:

                                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------
                                                           1999           2000          2001          2002            2003
                                                        -----------    --------     ------------  ------------    -----------
                                                                                   (Ps million)
Trade financing.....................................    Ps        -    Ps       54  Ps         -  Ps     24,470   Ps      546
Loans funded by domestic development banks..........              -              -             -              -         1,760
Working capital loans...............................         15,734        111,652        49,460         36,022        72,298
Credit cards........................................          4,592             20             -            517        10,035
Personal loans......................................         24,246         16,366        17,338          9,140        19,475
Vehicle loans.......................................          1,089          2,377           506             35         1,419
Overdrafts..........................................          5,332         13,563        13,902          1,086         6,394
Mortgage & other....................................            120          4,024         2,380            322           466
                                                        -----------    -----------  ------------  -------------   -----------
     TOTAL CHARGE-OFFS..............................    Ps   51,113    Ps  148,056  Ps    83,586  Ps     71,592   Ps  112,393
                                                        ===========    ===========  ============  =============   ===========

                  The Bank has a policy of actively pursuing collection of charged-off balances. In practice, the manager of the branch where the loan was made and the attorney handling the collection process until a final judgment is obtained. In addition, non-payment by the debtor is reported to the Banking Association of Colombia credit risk center where the creditor's name and the outstanding debt is registered. This credit risk center is consulted by every Colombian financial institution, and any debtor listed in such registry will not be extended credit until the defaulted loan has been paid.

                  Charge-offs are only made after the manager of the branch and the attorney handling the case have exhausted all means to secure payment of the judgment against any known assets of the borrower and the charge-off has been approved by the Board of Directors. The Bank informs to the Superintendency of Banking, on a quarterly basis, the amount of charge-offs. As of December 31, 2003, the Bank registered Ps 28,687 million in recoveries of charge-off loans in previous periods.

         CROSS - BORDER OUTSTANDING

                  As of December 31, 2003, total outstanding loans to borrowers in foreign countries amounted to approximately US$162 million, of which US$93 million was investments and US$68 million was loans granted to banks and corporate clients. As of December 31, 2003, total amounts outstanding loans to borrowers in foreign countries represented 3.0% of total assets.

                  The following table presents information with respect to the Bank's outstanding loans to borrowers in foreign countries for the year ended on December 31, 2003:

                                                                 2003
                                                       -----------------------
                                                       (U.S. thousand dollars)
Mexico                                                      US$  52,249
Brazil                                                           42,790
United States                                                    29,000
Cayman Islands                                                   11,712
Panama                                                            7,552
Dominican Republic                                                4,696
Peru                                                              3,403
El Salvador                                                       3,000
Other Countries                                                   7,816
                                                            -----------
  TOTAL CROSS-BORDER OUTSTANDING                            US$ 162,218
                                                            ===========

E.5.              DEPOSITS

                  The following table shows the composition of the Bank's deposits for 2001, 2002 and 2003:

                                                                                    AS OF DECEMBER 31,
                                                                    ------------------------------------------------
                                                                       2001               2002              2003
                                                                    -------------     ------------     -------------
                                                                                      (Ps million)
NON-INTEREST BEARING DEPOSITS:
Checking accounts.............................................      Ps  1,709,575     Ps 1,876,026     Ps  2,193,069
Other deposits................................................             66,693           94,573           126,718
                                                                    -------------     ------------     -------------
    Total.....................................................          1,776,268        1,970,599         2,319,787
                                                                    -------------     ------------     -------------
INTEREST BEARING DEPOSITS:
Checking accounts.............................................            608,087          815,367         1,353,123
Time deposits.................................................          3,426,629        3,603,466         4,237,345
Savings deposits..............................................          1,769,864        2,398,726         2,321,742
                                                                    -------------     ------------     -------------
    Total.....................................................          5,804,580        6,817,559         7,912,210
                                                                    -------------     ------------     -------------
    TOTAL DEPOSITS............................................      Ps  7,580,848     Ps 8,788,158     Ps 10,231,997
                                                                    =============     ============     =============

                  The following table shows the time deposits held by the Bank at December 31, 2003, by amount and maturity for deposits:

                                                                                   AT DECEMBER 31, 2003
                                                                    ------------------------------------------------
                                                                        PESOS           DOLLARS            TOTAL
                                                                    -------------     ------------     -------------
                                                                                      (Ps million)
Up to 3 months (1)............................................      Ps    568,413     Ps   683,773     Ps  1,252,186
From 3 to 6 months (1)........................................            258,105          311,081           569,186
From 6 to 12 months (1).......................................            207,193          352,083           559,276
More than 12 months (1).......................................            473,800          105,999           579,799
Time deposits less than Ps 280,7 million (2)..................            924,734          352,164         1,276,898
                                                                    -------------     ------------     -------------
    TOTAL.....................................................      Ps  2,432,245     Ps 1,805,100     Ps  4,237,345
                                                                    =============     ============     =============

-------------------
(1) Time deposits higher than Ps 280,7 million (the equivalent of US$100,000 at the Representative Market Rate as of December 31, 2003).

(2) The equivalent of US$100,000 at the Representative Market Rate as of December 31, 2003.

                  For a description of the average amount and the average rate paid of deposits, see Item 4. E.1.Distribution of assets, liabilities and stockholders' equity; interest rates and interest differential.

E.6.              RETURN ON EQUITY AND ASSETS

                  The following table presents certain selected financial ratios of the Bank for the periods indicated:

                                                                              FOR THE FISCAL YEAR
                                                                               ENDED DECEMBER 31,
                                                                      ------------------------------------
                                                                      2001              2002         2003
                                                                      -----            -----        ------
                                                                                (in percentages)
Net income as a percentage of:
  Average total assets......................................           1.65             1.88         3.40
  Average shareholders' equity..............................          14.58            20.42        31.14
Dividends declared per share as a percentage of
  net income per share(1)...................................          31.00            36.18        33.42
Average shareholders' equity as a percentage of
  average total assets......................................          11.34             9.22        10.92
Return on interest-earning assets(2)........................           11.7              8.0         12.2

(1) Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of Common Shares outstanding during the year.

(2) Defined as total interest earned divided by average interest-earning assets.

E.7.     INTERBANK BORROWINGS

         The following table sets forth the Bank's interbank borrowings by the Bank for the periods indicated:

                                                                   AS OF DECEMBER 31,
                                       ---------------------------------------------------------------------------
                                                  2001                        2002                   2003
                                       --------------------------  -----------------------   ---------------------
                                          AMOUNT          RATE(1)     AMOUNT        RATE(1)     AMOUNT     RATE(1)
                                       ------------       -------  -----------      -------  ------------  -------
                                                                 (Ps million, except percentages)
End of period........................  Ps   399,595        2.88%   Ps  403,962       2.44%    Ps  456,059   1,24%
Weighted average during period.......       472,975        4.30%       505,832       1.86%        317,258   1,67%
Maximum amount of borrowing at any
  month-end..........................    (2)474,653                 (3)594,810                 (4)477,975
Interest paid during the year........        20,160                      9,404                      5,293

--------------------
(1) At the end of the year, the Bank typically increases its dollar-denominated interbank borrowings, which represent the great majority of interbank borrowings and which have lower interest rates.

(2)      March.

(3)      September.

(4)      November.

ITEM 2.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       OPERATING RESULTS

         During 2003, BC's main drivers of income growth were the expansion of its loan portfolio, its increasingly profitable investment securities portfolio, and the 7.2% nominal interest rate spread between its interest-earning assets and its interest-bearing liabilities.

         The Bank's loan portfolio grew 29.6% during 2003, resulting in a 26.5% increase of interest income from the loan portfolio despite a slight decline in the average nominal rate of return for the portfolio, from 13.4% to 13.1%. In addition, the investment securities portfolio grew by 13.3% from 2002 to 2003, with its overall rate of return increasing by 11.8% on the year.

         With regard to expenses, the Central Bank's policy of reducing interest rates and maintaining monetary stability allowed BC to restrain the growth of aggregate interest expenses even as the volume of time deposits and savings accounts rose. The average volume of time deposits increased by 18.8% during 2003, and the average volume of savings deposits rose 19%. Over the same period, however, the Bank's aggregate interest expense increased only 3.1%, largely due to a decline in the nominal rate of return for time deposits, from 7.3% to 5.9%, and for savings deposits, from 4.9% to 4.4%.

         By expanding its volume of time deposits and savings accounts, the Bank accessed funding with which to expand both the loan portfolio and the investment securities portfolio. The Bank has also taken advantage of the spread between lower short-term interest rates on time deposits and savings accounts and higher longer-term interest rates on its interest-earning assets. This funding structure, which assumes a mismatch between the duration of the Bank's interest-bearing liabilities and the duration of its interest-bearing assets, is one of the most significant drivers of the Bank's profitability and, at the same time, one of the most significant risks borne by the Bank (See Item 3.D.2.ii "Concentration and Reliance on Short-term Deposits May Increase BC's Funding Costs" and Item 11, "Quantitative and

Qualitative Disclosures About Market Risk"). BC's management believes that its current strategy, however, is sustainable in the medium term, given the expectation that the Colombian economy will experience continued growth, and that the Central Bank will maintain its policies of monetary stability into 2004-05. BC's management also believes it has sufficient access to funding to cover its short-term liabilities as necessary.

A.1.              GENERAL DISCUSION OF THE CHANGES IN RESULTS

         RESULTS FROM OPERATIONS

                  BC's net income for 2003 totaled Ps 469,384 million, an increase of 123.1% from Ps 210,380 million in 2002. The main factors influencing this growth are the following:

         - Income from investments was a determining factor, with income from interest totaling Ps 1,400,255 million at December 31, 2003, an increase of 89.7% from 2002.

         - As a result of greater market liquidity, interest expense increased only 3.1% from 2002 to 2003, allowing net interest income to reach Ps 919,742 million at December 31, 2003. This represents an increase of 238.2% from 2002, when net interest income was Ps 271,961 million.

         - Operating expenses totaled Ps 869,350 million at December 31, 2003, an increase of 15% from Ps 755,801 million in 2002. However, if non-recurrent expenses due to the amortization of goodwill and expenses related to the merger with Banco de Colombia S.A. are excluded, the increase would have been 12.1%.

                  BC's net income for 2002 amounted to Ps 210,380 million, a 34.4% increase compared to the net income of Ps 156,533 million in 2001. This increase was mainly explained by the decreasing growth rate of the Bank's operating expenses and by the reduction of expenses related to the merger with Banco de Colombia S.A. Operating expenses increased 10.4% in 2002 compared to 14.2% in 2001, and expenses related to the merger were Ps 33,028 million in 2002, Ps 9,179 million lower than in 2001. Although the net interest income decreased 22.9% in 2002 compared to 2001, other operating income increased 33.7% for 2001 to 2002.

                                                                        YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------
                                                              2001                2002             2003
                                                          ------------        -----------      -----------
                                                                              (Ps million)
NET INCOME:
  Net interest income................................     Ps   352,683        Ps  271,961      Ps  919,742
  Provision for loan and accrued interest losses.....          (73,953)          (115,154)        (162,058)
  Provision for foreclosed assets and other assets...          (63,537)           (71,212)         (68,892)
  Other operating income.............................          620,188            828,977          674,647
  Non-operating income...............................           51,000             79,787           37,600
  Operating expenses.................................         (696,963)          (755,801)        (869,350)
  Income before taxes................................          189,418            238,558          531,689
  Minority interest..................................           (1,310)            14,440              330
  Income tax.........................................          (31,575)           (42,618)         (62,635)
                                                          ------------        -----------      -----------
        NET INCOME...................................     Ps   156,533        Ps  210,380      Ps  469,384
                                                          ============        ===========      ===========

         INTEREST INCOME

                  During 2003, interest income rose to Ps 1,400,255 million. The main drivers of this growth were the loan portfolio and the debt securities portfolio.

                  The average loan portfolio grew from Ps 5,401,872 million in 2002 to Ps 7,012,079 million in 2003, an increase of 29.8%, reflecting the expansion of and increased confidence in the Colombian economy. Although the average rate of return for the loan portfolio remained relatively stable, decreasing from 13.4% in 2002 to 13.1% in 2003, interest income from the loan portfolio increased 26.5% in the same period.

                  The volume average of investment securities grew 13.3% from 2002 to 2003. However, the rate of return increased 11.8%, rising from Ps 247 million at December 31, 2002, to Ps 476,720 million at December 31, 2003. These numbers, however, also reflect new regulations issued by the Superintendency of Banking and effective as of September 1, 2002. See note 2(g) to the Financial Statements.

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

         INTEREST EXPENSE

                  Interest expense rose from Ps 466,223 million at December 31, 2002, to Ps 480,513 million at December 31, 2003, an increase of 3.1%. This increase resulted from a decrease in the nominal rates of return for time deposits, which fell from 7.3% in 2002 to 5.9% in 2003, and for savings deposits, which fell from 4.9% in 2002 to 4.4% in 2003. However, the average volume of time deposits rose 18.8% in 2003, and the volume of savings deposits rose 19%. These increases reflect efforts made by the commercial areas of BC to attract additional low-cost deposits, as well as a general decrease in Colombian market rates due to high liquidity.

                  BC's interest expenses dropped 11.9% between 2001 and 2002, from Ps 529,074 million in 2001 to Ps 466,223 million in 2002. This decrease is explained by a substantial decline in average nominal interest rates for interest-bearing liabilities from 8.2% in 2001 to 5.9% in 2002 (due to market rates), with the average volume of interest-bearing liabilities increasing 21.7%.

         NET INTEREST INCOME

                  BC's net interest income at December 31, 2003, totaled Ps 919,742 million, an increase of 238.2% from Ps 271,961 million in 2002. This increase resulted in part from BC's efforts to improve the funding mix through an increase in low-cost deposits and an increase in interest-earnings assets. The nominal rate of return for interest-earning assets rose from 8.0% in 2002 to 12.2% in 2003. The nominal rate of return for interest-bearing liabilities registered a decrease of 0.9%, registering 5.0% at December 31, 2003, compared to 5.9% for 2002.

                         AVERAGE NOMINAL INTEREST RATE
                                  1999 - 2003

                                  [LINE GRAPH]

 1999      2000      2001     2002      2003
20.2%     14.2%     11.7%     8.0%     12.2%
13.2%      8.6%      8.2%     5.9%      5.0%

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

                  The following table shows components of the Bank's consolidated net interest income before provisions for loan and accrued interest losses:

                                                                             YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------------------------------
                                                               2001                        2002                 2003
                                                         -----------------              -----------         -------------
                                                                         (Ps million, except percentages)
INTEREST INCOME:
Loans...............................................     Ps        811,446              Ps  726,112         Ps    918,772
Investment securities...............................                48,658                      247               476,720
Overnight funds.....................................                21,653                   11,825                 4,763
                                                         -----------------              -----------         -------------
    TOTAL INTEREST INCOME...........................               881,757                  738,184             1,400,255

INTEREST EXPENSE:
Time deposits and checking accounts.................               326,339                  273,253               261,533
Savings deposits....................................               113,156                  106,825               113,968
Borrowings from domestic development banks..........                40,722                   49,317                58,456
Interbank borrowings................................                20,160                    9,404                 5,293
Amortized premium on investments....................                27,120                   26,645                38,423
Long-term debt......................................                 1,577                      779                 2,840
                                                         -----------------              -----------         -------------
    TOTAL INTEREST EXPENSE..........................               529,074                  466,223               480,513

    NET INTEREST INCOME.............................     Ps        352,683              Ps  271,961         Ps    919,742
                                                         =================              ===========         =============
Average nominal interest rates on loans.............                  15.8%                    13.4%                 13.1%
Average nominal interest rates on time deposits.....                  10.2%                     7.3%                  5.9%
Average nominal interest rates on savings deposits..                   6.6%                     4.9%                  4.4%

         PROVISIONS FOR LOAN AND ACCRUED INTEREST LOSSES

                  Provisions for loan portfolio and accrued interest losses in 2003 totaled Ps 162,058 million, a 40.7% increase from Ps 115,154 million in 2002. This increase resulted mostly from the growth in the average volume of the loan portfolio, from Ps 5,576,636 million in 2002 to Ps 6,856,595 million in 2003, an increase of 23%.

                  The Bank's provisions for loan and accrued interest losses, net of recoveries, increased 55.71%, from Ps 73,953 million in 2001 to Ps 115,154 million in 2002. This increase was a result of higher general provisions.

                  As of December 31, 2003, 63.7% of the Bank's overdue loans were non-performing. Allowances for loan and accrued interest losses, as a percentage of the non-performing loans, were 515.13% in 2003, and 316.80% in 2002 mainly due to an increase in general provisions and improvement in the financial situations of our clients.

                  The allowances for loan losses under U.S. GAAP differ from those under Colombian GAAP. Under Colombian GAAP, an allowance for loan losses is created for each individual loan based on the risk classification system established by the Superintendency of Banking. Additionally, the Superintendency of Banking requires a general allowance of 1% of the total loans. This general reserve, not tied to any specific loans, is established to absorb losses inherent in the existing loan portfolio in future periods. Under U.S. GAAP, FASB Statement No. 114 established an individual test for impaired loans. This is measured based on the present value of expected future cash flows, market price or fair value of collateral, if the loan is collateral dependent. As of December 31, 2001, 2002 and 2003, the allowances for loan losses existing under Colombian GAAP were Ps 271,729 million, Ps 332,324 million and Ps 387,263 million, respectively, and the allowances that would have been required under U.S. GAAP were Ps 223,227 million, Ps 339,612 million and Ps 354,322 million, respectively.

         OTHER OPERATING INCOME

                  BC's other operating income consists largely of fees and service charges. Fees include credit card merchant fees, credit and debit card annual fees, checking fees, warehouse and logistic services fees, commissions and fees from fiduciary activities and letters of credit. Service charges consist primarily of money transfer fees, remittances, bank acceptances and automated services. Fees and service charges increased from Ps 292,308 million at December 31, 2002, to Ps 333,025 million at December 31, 2003, an increase of 15%. This increase resulted in part from the incorporation of new financial services into the BC portfolio and our customers' increasing use of electronic channels. At December 31, 2003, 78% of the Bank (unconsolidated) transactions were effected through distribution channels different from the branches.

                  Foreign exchange operations (including income from forward contracts), another component of operating income, also yielded gains in 2003, rising from Ps 30,759 million at December 31, 2002, to Ps 49,751 million at December 31, 2003, an increase of 61.7%.

                  Income from dividends grew from 19,491 in 2002 to Ps 30,734 million in 2003, a 57.7% increase. This dividend income resulted mainly from BC's investments in Conavi S.A., Corfinsura S.A. and Proteccion S.A., non-affiliate companies.

                  Income from leasing operations increased 50% in 2003, from Ps 39,596 million at December 31, 2002, to Ps 58,774 million at December 31, 2003. We expect leasing operations to continue to grow due to recent tax reforms (Law 863 of December 29, 2003) that provide an Incentive for Colombian companies to enter into leasing contracts. BC affiliates Bancolombia (Panama) S.A. and Leasing Colombia provides lease financing to commercial customers, while Sufinanciamiento provides lease financing to consumers.

                  Commercial subsidiaries also provide revenue from the production and commercialization of agro-chemical fertilizers, load transportation, and royalties stemming from mining operations. Revenue from these operations totaled Ps 76,446 million at December 31, 2003, a 45% increase from Ps 52,759 million at December 31, 2002. Growth in the Colombian economy, which was 3.64% for 2003, directly influenced the results of these companies.

                  The total of other net operating income increased 33.7%, from Ps 620,188 million in 2001 to Ps 828,977 million in 2002. This growth resulted primarily from a 133.2% increase in net gains from the sales of investments, which totaled Ps 212,910 million and became the largest non-operating income component in the Financial Statements for 2002. Net income from fees and service charges increased 10.1%, from Ps 265,382 million in the year 2001 to Ps 292,308 million in 2002, and net income from foreign exchange transactions increased by 358.9%, from Ps 20,345 million in 2001 to Ps 93,371 million in 2002. In contrast, forward contracts decreased from a net income of Ps 52,890 million in 2001 to a net loss of Ps 62,612 million in 2002.

                  The following table summarizes the components of the Bank's other operating income for the last three fiscal years:

                                                                               YEAR ENDED DECEMBER 31,
                                                                      ----------------------------------------
                                                                         2001           2002           2003
                                                                      -----------   -----------    -----------
                                                                                    (Ps million)
OTHER OPERATING INCOME:
    Fees and service charges, net................................     Ps  265,382   Ps  292,308    Ps  333,025
    Foreign exchange gain (loss), net............................          20,345        93,371         39,262
    Dividend income (1)..........................................           2,665        19,491         30,734
    Forward contracts............................................          52,890       (62,612)        10,489
    Financing leases.............................................          35,410        39,596         58,774
    Revenues from commercial subsidiaries........................          47,619        52,759         76,446
    Gains on sales of investments, net...........................         159,883       372,793         75,540
    Other........................................................          35,994        21,271         50,377
                                                                      -----------   -----------    -----------
          TOTAL OTHER OPERATING INCOME...........................     Ps  620,188   Ps  828,977    Ps  674,647
                                                                      ===========   ===========    ===========

------------------
(1) Income from dividends represents only the recognition of income from unconsolidated subsidiaries under Colombian GAAP.

         OTHER OPERATING EXPENSES

                  BC operating expenses increased nearly 15% in 2003, largely due to the amortization of goodwill in connection with the acquisition of Sufinanciamiento S.A. and increased investment in Fiducolombia, as well as increases in salary and administrative and other expenses.

                  In 2003, BC and some of its subsidiaries amortized Ps 31,218 million of goodwill related to the acquisition of Sufinanciamiento S.A. BC also amortized Ps 6,721 million of the goodwill derived from its increased investment in Fiducolombia S.A.

                  Salary expenditures rose from Ps 286,307 million at December 31, 2002, to Ps 343,308 million at December 31, 2003. This increase resulted largely from the complete amortization of the Bank's outstanding pension liability, increases in salaries and the hiring of 420 contract employees during 2003.

                  BC's operating expenses increased 10.4% in 2002, from Ps 654,756 million in 2001 to Ps 722,773 million in 2002. Operating expenses for 2001 had increased 14.2% from 2000. This reduced increase in total operating expenses resulted from administrative and other expenses and depreciation, which together increased 7.5% between 2001 and 2002 as opposed to 17% between 2000 and 2001. The growth of salaries and employee benefits resulted from the hiring of 63 employees and a reduction in labor compensation of Ps 5,439 million in 2002 compared to 2001.

         MERGER EXPENSES

                  BC completed its merger with Banco de Colombia S.A. on April 3, 1998. For fiscal year 2003, merger expenses totaled Ps 22,649 million, resulting from the amortization of goodwill recorded in connection with that merger. As of December 31, 2003, outstanding goodwill from the merger totaled Ps 96,254 million, which the Bank intends to amortize at Ps 22,649 million each year for the next five years.

                  For fiscal year 2002, merger-related expenses totaled Ps 33,028 million, as a result of Ps 22,649 million for the amortization of goodwill recorded in connection with the Merger; Ps 5,061 million in amortization of severance payments for reduction of personnel; and Ps 5,318 million in amortization of general merger expenses.

                  The following table summarizes the principal components of BC's operating expenses for the last three fiscal years:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                        -----------------------------------------
                                                                            2001             2002         2003
                                                                        ------------     -----------   ----------
                                                                                         (Ps million)
OPERATING EXPENSES:
Salaries and employee benefits....................................      Ps   250,456     Ps  286,307   Ps 343,308
Severance benefits................................................            35,014          29,575       22,959
Administrative and other expenses.................................           333,321         362,495      403,462
Depreciation......................................................            35,965          34,444       40,625
Losses on sales of loans, net.....................................                 -           9,952            -
Merger expenses...................................................            42,207          33,028       22,649
Goodwill amortization.............................................                 -               -       36,347
                                                                        ------------     -----------   ----------
     TOTAL OPERATING EXPENSES.....................................      Ps   696,963     Ps  755,801   Ps 869,350
                                                                        ============     ===========   ==========

         NON-OPERATING INCOME (EXPENSES)

                  Non-operating income includes profits from the sale of foreclosed assets, real estate, and other assets. For 2003, net non-operating income totaled Ps 37,600 million, a decrease of 50% from Ps 79,787 million for 2002. This decrease is partially explained because a result of the improvement in the Colombian economy, which allowed the quality of the Bank's loan portfolio to improve and therefore it has received less foreclosed assets.

                  Net non-operating income increased 56.4% between 2001 and 2002 from Ps 51,000 million in 2001 to Ps 79,787 million in 2002. This increase is due to a 38.5% increase in non-operating income, compared to a 17.5% increase in non-operating expenses.

                  The following table summarizes the components of BC's non-operating income and expenses for the last three fiscal years:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                      ---------------------------------------------
                                                                          2001            2002            2003
                                                                      -------------   ------------   --------------
                                                                                       (Ps million)
NON-OPERATING INCOME (EXPENSES):
    Other income...........................................           Ps     94,597   Ps   131,026   Ps      83,041
    Other expenses.........................................                 (43,597)       (51,239)         (45,441)
                                                                      -------------   ------------   --------------
            TOTAL NON-OPERATING INCOME (EXPENSES), NET.....           Ps     51,000   Ps    79,787   Ps      37,600
                                                                      =============   ============   ==============

         INCOME TAX EXPENSES

                  For 2003, BC's income tax expense totaled Ps 62,635 million, an increase of 47% over Ps 42,618 million in 2002. This increase results primarily from BC's higher taxable fiscal income and higher shareholders' equity, which from the basis for computing Colombia's income tax and presumed income tax, respectively.

                  Law 788 of 2002 established a surcharge tax that increased the income tax rate for corporations from 35% to 38.5%. This surcharge tax, however, did not apply to those corporations that had been accepted in the stability regime established by the Colombian government. Bancolombia and Leasing Colombia are covered by this regime for ten years beginning on January 2001. Fiducolombia, Colcorp and Sufinanciamiento have requested to be covered by the regime of tax stability, but a definite decision has not been given yet.

                  Pursuant the tax stability regime, Bancolombia and Leasing Colombia agreed to be taxed at a total income tax rate of 37% beginning on January 1, 2001 (2% higher than the prevailing income tax rate at that time), in exchange for exemption from increases in the income tax rate and from any other new taxes until December 31, 2010. As a result, these companies currently benefit from a 37% income tax rate, rather than the 38.5% rate generally applicable to other corporations.

                  BC's income tax expenses in 2002 amounted to Ps 42,618 million, a 35.0% increase compared to Ps 31,575 million for 2001. This Ps 11,043 million increase resulted primarily from BC's higher taxable fiscal income and higher shareholders' equity, which are the basis for computing Colombia's income tax and presumed income tax, respectively. It also resulted from a 200 basis point increase in the income tax of Bancolombia, Leasing Colombia, Fiducolombia and Colcorp pursuant to a new tax stability regime.

         NET INCOME INFORMATION UNDER U.S. GAAP

                  The Financial Statements included elsewhere in this Annual Report have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between U.S. and Colombian GAAP that affect net income include the methods of accounting for income taxes, employee benefit plans, loan origination fees and costs, business combinations and allowances for loan losses. For a summary of the most significant adjustments required to calculate net income under U.S. GAAP, see
Note 30 to the Financial Statements.

A.2. IMPACT OF ECONOMIC, FISCAL AND MONETARY POLICIES OR POLITICAL FACTORS IN BANCOLOMBIA'S RESULTS

         Various macroeconomic factors affect the Bank's operations, including the growth of the Colombian economy, the dynamic of the lending business, the Central Bank's monetary policies, the level of domestic prices, the evolution of the exchange rate, the character of fiscal policy, the behavior of external markets and competition of other financial institutions.

         In 2003 the Colombian economy and its financial system grew dynamically, consolidating the economic recovery that began in the middle of 2002. In the fourth quarter of 2003, in annual terms, the economy grew 4.34%, with the financial sector growing at close to 16%.

         Economic changes significantly influence the financial sector; high rates of economic growth produce better results for financial institutions through such factors as increases in the number of loans and the collection of commissions and decreases in loans that are past due or in default. In the late 1990s, Colombia's economic crisis had a negative effect on financial institutions, resulting in higher reported losses. This led to a series of measures, including capitalizations and reparations, to counteract the crisis. By 2003, such measures, along with improvements in macroeconomic indicators, permitted greater stability and consolidation in Colombia's financial sector.

         Future prospects for the financial sector as a whole, and for Bancolombia specifically, will depend on regulatory and legal changes, including those that result from the globalization of financial services, privatizations, and continued economic growth, which will depend in part on the conclusion of government initiatives regarding tax and pension reform as well as other factors listed in the following chart:

 FAVORABLE FACTORS FOR THE COLOMBIAN ECONOMY   UNFAVORABLE FACTORS FOR THE COLOMBIAN ECONOMY
                 - MID-TERM                                     - MID-TERM
--------------------------------------------   ---------------------------------------------
 -   Policies supporting macroeconomic          -      Higher unemployment expectations due
     stabilization                                     to fiscal adjustments

 -   Achievements in security, improving        -      Reduction of proven oil reserves
     confidence
                                                -      New taxes to cover fiscal debt
 -  Greater confidence in the economy
                                                -      Modification of income, company
 -  Growth of aggregated demand                        capital and financial transactions taxes

 -  Low current levels of financial services
    as a percentage of GDP                      -      New structural tax reforms, presented
                                                       in February 2004
 -  Lower interest rates

 -  Greater use of installed capacity

 -  Increased exports to the United States

 -  Foreign demand for coal, gas and
    non-traditional products

 -  Expectations of recovery of sales to
    Venezuela

         There is no guarantee of sustained economic growth, and new fiscal restrictions could result in a reduction in demand and slow the rate of economic growth. Such events could negatively affect BC's results.

   MONETARY POLICY MEASURES OF THE CENTRAL BANK

         The Central Bank, has aided the country's economic recovery by successfully restraining interest rates. Nominal interest rates remain close to 7.8%, a rate that does not cause monetary instability or inflationary pressures. We anticipate that, in conformity with the Central Bank's monetary strategy, rates will remain stable, preserving macroeconomic balance. Additionally, stable monetary policies have permitted BC greater flexibility, with current interest rates producing sufficient liquidity to reduce the cost of funding resources.

                  There is no guarantee that the current monetary policy will continue, and in the event of higher interest rates BC's results could be affected by the increasing of the cost of funding.

         THE LEVEL OF DOMESTIC PRICES

                  The inflation rate remained low in 2003, closing the year at 6.49%, slightly above the Central Bank's target of 6%. We anticipate inflation to remain close to this level in 2004. Low interest rates and low inflation remain important to financial sector's results. Fluctuations in inflation could affect loan portfolios, given their relationship to interest rates, and thus affect BC's results.

         EVOLUTION OF THE EXCHANGE RATE

                  The index of the real exchange rate remains above 135%, making our products for export competitive. Exchange rate volatility could affect BC's business conducted in U.S. dollars, which accounts for roughly 10% of the Banks total assets.

                  Such exchange rate levels also strengthen trade under ATPDEA (Andean Trade Promotion and Drug Eradication Act), promote the negotiation of bilateral agreements and support Colombia's participation in AFTA (America's Free Trade Agreement) in 2006. Nominal currency devaluations in the currencies of countries that compete with Colombia in international markets threaten Colombian exports. It is believed that controlling inflation will become Colombia's greatest competitive strength.

         THE CHARACTER OF FISCAL POLICY

                  One challenge for the Colombian economy in future years will be financing the public sector budget. The public, non-financial sector deficit was 3.6% of GDP in 2003, and it is projected, to be 2.8% of GDP in 2004. This will be accompanied by a high level of debt, both internally and externally. As of June 2003, the internal and external levels of debt was 25,4% and 25,2% of GDP, respectively. With regard to internal debt, the Colombian financial system has invested significantly in government treasury securities, holding 56% of government treasury securities. The Bank is the largest holder of Colombian public debt, with a market share of 24%. As a result, exposure to public sector debt could affect the Colombian financial sector, including Bancolombia.

                  In order to manage the non-financial sector deficit the government has put in place structural reforms. The government's prior tax reform, effective as of January 1, 2004, included an increase in the tax on financial movements, from 0.3% to 0.4%. This will likely have a negative effect on the financial sector, increasing reliance on cash rather than credit, increasing demand on cash resources for financial institutions, reducing the use of electronic services at the Central Bank, and increasing the cost of deposits. BC, however, is protected by a tax stability regime explained before that grants an exemption from this increase in the tax on financial movements. See Item 5 Operating and Financial Review and Prospects - A. Operating Results - A.1.General Discussion of the Changes in Results - Income Tax Expenses for more information on the tax stability regime.

                  It is expected that in 2004, the government will propose a new package of tax reforms. If these reforms increase taxes, they could affect demand and limit future growth.

         EXTERNAL MARKET BEHAVIOR

                  Foreign trade has provided the Colombian economy with an opportunity for growth. Free trade agreements including ATPDEA, the Free Trade Agreement with the United States currently being negotiated, and AFTA, which enters into force in 2006, all facilitate the export of Colombian goods.

                  Support for the Colombian economy from multilateral lending institutions, the IMF, IBRD and countries such as the United States have been and will continue to be of great importance. Bancolombia may benefit from this support and from the strength of Colombian exports by offering a range of products that facilitate the export process.

                  In 2002, remittances of foreign currency by Colombians outside the country surpassed income from the export of traditional products such as coffee, approaching nearly US$2,770 million. In 2003, remittances are estimated to have reached US$3,145 million. The Bank will be able to maintain and increase its market participation in remittances, broadening channels for the receipt of wired funds.

         COMPETITION FROM OTHER FINANCIAL INSTITUTIONS

                  The Colombian financial market is highly competitive. In the last decade, market deregulation, consumer growth, and the introduction of international competitors led to a re-shaping of the Colombian banking system. The Colombian financial system has experienced consolidation, which we believe will continue in coming years. Consolidation will lead to the creation of larger institutions, generating economies of scale. Such consolidation could also affect BC's financial condition.

                  Although the conversion of savings and loan corporations to commercial and savings banks has not yet generated strong competition through deposits in checking accounts, we anticipate such competition will emerge in the medium-term, potentially reducing BC's net interest margin through a higher cost of deposits.

                  An increase in the competition and consolidation of the industry could adversely affect our operations.

B.                LIQUIDITY AND CAPITAL RESOURCES

B.1.              LIQUIDITY AND FUNDING

                  The Central Bank establishes reserve requirements that determine the minimum amount of liquidity for Colombian banks. In order to meet its own working capital needs, to honor withdrawals of deposits, to make payments upon maturity of liabilities, and to extend loans, we maintain a proper balance between maturity distribution and diversity of funding sources.

                  Interest rate volatility and political uncertainty in the Colombian f1inancial system have led investors to prefer short-term investments, making medium and long-term financing harder to acquire. BC's deposit base is short-term, but its stable nature has enabled the Bank to offer longer-term loans with a wider margin. We believe that longer term funding will soon become more available and will enable financial institutions to minimize liquidity risks. We believe that our working capital is sufficient for present requirements.

                  BC maintained a short-term negative gap during 2003 in terms of maturities. However, we have various sources of liquidity, including short-term and marketable investments, domestic interbank credit lines, international commercial bank credit lines, interbank borrowing and securities repurchase transactions, and access to funds from the Central Bank, all of which have been used from time to time on a short-term basis.

                  Checking accounts and time deposits are our most important sources of funding; other sources include savings deposits, interbank borrowings, overnight funds, development fund borrowings and outstanding bank acceptances.

                  The following chart shows checking and time deposits as a percentage of BC's overall deposits for the years 2001, 2002 and 2003:

                                2001          2002            2003
                                ----          ----            ----
Checking deposits               26.8%         25.4%           28.0%
Time Deposits                  39.60%         34.0%           33.4%

                  BC relies primarily on short-term deposits for its funding but manages its risk and maintains reserves with the intention, although not the guarantee, that in the case of a sudden shortage of funds in the Colombian banking system and money markets, BC will be able to maintain its levels of funding while minimizing funding costs and avoiding liquidation of assets.

                  As part of the Bank's strategy to acquire longer-term financing, on February 11, 2004, Bancolombia issued ordinary bonds totaling Ps 400 billion in the Colombian market. The bonds were offered in Colombia and are registered with the Colombian Stock Exchange. The following table sets forth the aggregate face value, term and interest rate of each series of bonds:

                    Series A 18 months: Ps 100 billion at DTF (interest rate) + 1.5%
                    Series B 24 months: Ps 51,260 million at DTF + 1.7%
                    Series C CPI (consumer price index) at 36 months: Ps 25 billion at CPI + 3.9%
                    Series C DTF at 36 months: Ps 75 billion at DTF + 2%
                    Series D CPI at 60 months: Ps 37,890 million at CPI + 4.7% Series D DTF at 60 months: Ps 110,850 million at DTF + 2.35%

                  As a result of this offering, Bancolombia has improved its liability structure by extending the duration of its liabilities. This provides the Bank with greater liquidity to fund its long-term loans, reducing reliance on short-term borrowings and thus reducing risk. The Bank may intend to continue and increase the use of this type of funding in the future.

                  Cash flows for the Bank include net cash provided for operating activities, net cash used in investing activities and net cash provided by financing activities. The following table shows those flows for the years ended December 31, 2001, 2002 and 2003:

      PS MILLION                        2001               2002           2003
---------------------            --------------       ------------   -------------
Operating Activities             Ps     371,755       Ps   546,935   Ps    602,124
Investing activities                 (1,720,964)        (2,315,976)     (1,986,064)
Financing activities                  1,342,436          1,906,651       1,979,312

                  In the event that the Bank has a liquidity shortfall, it might be required to sell assets at a discount in order to increase liquidity. The Bank manages this risk by analyzing the maturity of its assets and liabilities. In addition, Management believes that the relative high volume and quality of net liquid assets is sufficient to maintain the Bank's liquidity and its ability to comply with its commitments when due. However, no assurance can be given that, in the event of a liquidity shortfall, BC would not be required to sell assets at a discount.

                                                                                  AS OF DECEMBER 31,
                                              -------------------------------------------------------------------------------------
                                                                % OF TOTAL                     % OF TOTAL                % OF TOTAL
                                                  2001            FUNDING        2002           FUNDING       2003         FUNDING
                                              -------------     ----------  -------------      ---------- -------------  ----------
                                                                            (Ps million, except percentages)
CHECKING DEPOSITS
  Peso-denominated........................    Ps  1,805,085        20.9%    Ps  2,083,931        19.7%    Ps  2,536,169      20.0%
  Dollar-denominated......................          512,577         5.9%          607,462         5.7%        1,010,023       8.0%
                                              -------------       -----     -------------       -----     -------------     -----
    Total.................................        2,317,662        26.8%        2,691,393        25.4%        3,546,192      28.0%
                                              -------------       -----     -------------       -----     -------------     -----
TIME DEPOSITS
  Peso-denominated........................        2,112,815        24.4%        1,959,190        18.5%        2,432,245      19.2%
  Dollar-denominated......................        1,313,814        15.2%        1,644,276        15.5%        1,805,100      14.2%
                                              -------------       -----     -------------       -----     -------------     -----
    Total.................................        3,426,629        39.6%        3,603,466        34.0%        4,237,345      33.4%
                                              -------------       -----     -------------       -----     -------------     -----
SAVINGS DEPOSITS
  Peso-denominated........................        1,700,913        19.7%        2,294,374        21.6%        2,184,902      17.2%
  Dollar-denominated......................           68,951         0.8%          104,352         1.0%          136,840       1.1%
                                              -------------       -----     -------------       -----     -------------     -----
    Total.................................        1,769,864        20.5%        2,398,726        22.6%        2,321,742      18.3%
                                              -------------       -----     -------------       -----     -------------     -----
OTHER DEPOSITS
  Peso-denominated........................           39,664         0.5%           64,581         0.6%           69,403       0.5%
  Dollar-denominated......................           27,029         0.3%           29,992         0.3%           57,315       0.5%
                                              -------------       -----     -------------       -----     -------------     -----
    Total.................................           66,693         0.8%           94,573         0.9%          126,718       1.0%
                                              -------------       -----     -------------       -----     -------------     -----
INTERBANK BORROWINGS
  Peso-denominated........................                -         0.0%                -         0.0%                -       0.0%
  Dollar-denominated......................          399,595         4.6%          403,962         3.8%          456,059       3.6%
                                              -------------       -----     -------------       -----     -------------     -----
    Total.................................          399,595         4.6%          403,962         3.8%          456,059       3.6%
                                              -------------       -----     -------------       -----     -------------     -----
OVERNIGHT FUNDS
  Peso-denominated........................          202,994         2.3%          550,807         5.2%        1,118,139       8.8%
  Dollar-denominated......................                -         0.0%           59,351         0.6%                -       0.0%
                                              -------------       -----     -------------       -----     -------------     -----
    TOTAL.................................          202,994         2.3%          610,158         5.8%        1,118,139       8.8%
                                              -------------       -----     -------------       -----     -------------     -----
DOMESTIC DEVELOPMENT BANK
BORROWINGS
  Peso-denominated........................          376,450         4.4%          673,654         6.3%          737,417       5.8%
  Dollar-denominated......................           54,609         0.6%           39,399         0.4%           18,119       0.2%
                                              -------------       -----     -------------       -----     -------------     -----
    Total.................................          431,059         5.0%          713,053         6.7%          755,536       6.0%
                                              -------------       -----     -------------       -----     -------------     -----
BANK ACCEPTANCES OUTSTANDING
  Peso-denominated........................            8,185         0.1%            3,456         0.0%            8,304       0.1%
  Dollar-denominated......................           22,881         0.3%           27,594         0.3%           27,529       0.2%
                                              -------------       -----     -------------       -----     -------------     -----
    Total.................................           31,066         0.4%           31,050         0.3%           35,833       0.3%
                                              -------------       -----     -------------       -----     -------------     -----
LONG TERM DEBT
  Peso-denominated........................            8,253         0.1%           62,782         0.6%           71,818       0.6%
  Dollar-denominated......................                -         0.0%                -         0.0%                -       0.0%
                                              -------------       -----     -------------       -----     -------------     -----
       Total..............................            8,253         0.1%           62,782         0.6%           71,818       0.6%
                                              -------------       -----     -------------       -----     -------------     -----
TOTAL FUNDING
  Peso-denominated........................        6,254,359        72.2%        7,692,775        72.5%        9,158,397      72.2%
  Dollar-denominated......................        2,399,455        27.8%        2,916,388        27.5%        3,510,985      27.8%
                                              -------------       -----     -------------       -----     -------------     -----
    Total.................................    Ps  8,653,814       100.0%    Ps 10,609,163       100.0%    Ps 12,669,382     100.0%
                                              =============       =====     =============       =====     =============     =====

B.2.     FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

         The Treasury Division, through its currency desks, is able to make all operations in local or foreign currency legally authorized in Colombia. These include derivative operations, purchase and sale of fixed income securities, and securities indexed to a rate or index, operations with agreements of repurchase or resale, short sales, temporary securities transfers, simultaneous operations, and operations on the foreign exchange market.

         Among the Treasury Division's liquidity controls, is the daily verification that the difference between the interbank asset funds and the interbank liability funds does not exceed 7.5% of the sum of deposits, credits from banks and other financial liabilities, and other obligations and outstanding investment securities.

         According to limits set by the Board of Directors, the sum of repurchase commitments and interbank borrowings must not exceed 10% of the Bank's total liabilities.

         With regard to investments in local and foreign currency, the Division must verify the availability of funds for investment as well as each investment's compatibility with the Bank's liquidity structure before taking any additional positions.

         Investments in local and foreign currencies are kept in electronic custody by local custody providers (Deposito Centralizado de Valores - Deceval). Foreign securities are kept in the custody of Clearstream Bank.

         The Treasury Division has to comply with investment limits which are calculated as percentage of technical capital (TC) of the Bank according to the following classification:

                     CONCEPT                            LIMIT %
---------------------------------------------------------------
Negotiable investments, local currency                   180%
Available investments for sale, local currency            70%
Investments through due date, local currency              65%
Negotiable investments, foreign currency                  50%
Investments available for sale, foreign currency          10%
Investments through due date, foreign currency            25%

         The foreign currency portfolio is made up of fixed rate bonds issued by the Republic of Colombia and denominated in U.S. dollars and in Euros, although there is no exposure to these currencies as there are forward sale agreements at terms of 180 and 360 days. Generally, the maximum maturity term of the securities is 10 years, although there is a duration close to 2 years.

         The local currency portfolio is divided into public debt, primarily local treasury securities issued at a fixed rate or at a floating rate indexed to inflation (TES UVR), and private debt, as all issues made by the financial and public sectors are classified. Private debt securities are issued at a fixed rate or at a floating rate indexed to DTF or CPI.

         In the foreign subsidiaries, a fixed income investment portfolio is held in dollars and comprises fixed rate investments and floating rate investments, such as those indexed to the Libor rate. With regard to the management of issuers, the foreign subsidiaries manage Latin American issuers for which an individual credit study has been made according to the methodology defined in the Bank's Treasury Division manuals. As at Bancolombia, portfolio maturity must not be greater than 10 years, always maintaining a maximum duration of three years.

         The Bank's investment portfolio includes a credit derivatives portfolio of structured notes, that the Bank acquired to take advantage of market opportunities when a default swap has traded above its credit reference bonds. The Bank has also been offering structured notes in order to provide protection for those investors who are exposed to Colombian sovereign debt. As a result, BC's exposure to Colombia's sovereign debt has increased.

         Additionally, the Bank trades foreign exchange forward agreements with two main purposes:

    - To protect against foreign exchange rate volatility in its foreign exchange position (cash and investment portfolio).

    - As a speculative position through which, by selling and buying forward agreements, the Bank takes advantage of market opportunities.

         For each foreign exchange forward operation, the Bank has set volume caps per operation for each trader, as well as credit caps for issuers and limits for counterparties.

B.3.     COMMITMENT FOR CAPITAL EXPENDITURES

         See Item 4. Business Overview - Capital Expenditures and Divestitures.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         BC is not dependent on research and development of patents or licenses.

D.       TREND INFORMATION

         During 2004, the Colombian economy continues to show the strong dynamism that it displayed during the previous year. Economic indicators suggest a stable macroeconomic environment: inflation remains at low levels, interest rates are stable and the unemployment rate is decreasing. Confidence in Colombia's economic recovery, the Colombian President's high popularity and incentives for local and foreign investment have also stimulated the economic growth.

         Foreign trade may also provide important opportunities to strengthen the economic growth. Agreements like ATPDEA, the Free Trade Agreement which the United States, which is under negotiation, and the AFTA, which enters in force in 2006, could all aid economic growth. In addition, Colombian industries may be working near their installed capacity's limit, which may increase demand for loans.

         In the latest tax reform, the government approved the devolution of two percentage points of the Value Added Tax if the buyer pays with either debit or credit cards. This measure may incentivize the use of such cards, generating higher fees for banks, including BC.

         Colombia's most significant economic challenges are financing the public sector and managing its debt. In consequence, the government may seek to implement structural reforms such as tax and pension reforms.

         BC reported unconsolidated net income of Ps 72,502 million for the two months ended February 29, 2004, which is 109% higher than Ps 34,673 million, for the same period in 2003. These results are the outcome of higher net interest income, lower net provisions and higher dividends paid to the Bank by some of its subsidiaries. Total assets amounted to Ps 11.5 trillion in February 2004, as compared to Ps 9.6 trillion in February 2003, which constitutes a 19.0% increase. Total assets increased as a result of a larger loan portfolio.

         The acquisition of Sufinanciamiento may allow BC to increase its consumer loans, especially vehicle loans, which usually have a higher yield.

         The level of fiscal losses to be amortized and the excess of presumed income that BC carried during the last two fiscal years will not exist during 2004. As a result, BC believes that its income tax will be based on taxable income generating an increase in income tax expenses during 2004 as compared to 2003.

E.       OFF-BALANCE SHEET ARRANGEMENTS

         The following are the off-balance sheet arrangements in which BC is involved: standby letters of credit, bank guarantees and Credit Default Swaps
(CDS).

         In order to meet the needs of its customers, BC issues financial standby letters of credit and bank guarantees. At December 31, 2002 and 2003, outstanding letters of credits and bank guarantees issued by BC totaled Ps 429,361 million and Ps 692,795 million, respectively.

         Financial standby letters of credit include guarantees of payment of credit facilities, promissory notes and trade acceptances.

         Bank guarantees are performance guarantees that are issued to guarantee a customer's tender bid on a construction or systems installation project or to guarantee completion of such projects in accordance with contract terms. They are also issued to support a customer's obligation to supply specified products, commodities, or maintenance or guaranty services to a third party.

         Credit Default Swaps (CDS) are contracts whereby one party transfers to the other for a period of time the credit risk associated with an issuing entity in exchange for a periodic premium. These investments made can be as follows:

    - Credit-Linked Note: Issued by an International Bank vehicle which implicitly has the risk of a CDS.

    - Credit-Linked Deposit: Deposit constituted as guarantee for the constitution of a CDS.

         The table below summarizes at December 31, 2002 and 2003 all of BC's guarantees where the Bank is the guarantor. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

                                                                                                        MAXIMUM POTENTIAL AMOUNT
                         EXPIRE WITHIN ONE YEAR     EXPIRE AFTER ONE YEAR    TOTAL AMOUNT OUTSTANDING      OF FUTURE PAYMENTS
                        ------------------------    ----------------------   ------------------------   ------------------------
                           2002          2003         2002         2003         2002          2003         2002         2003
                        ----------    ----------    ---------   ----------   ----------    ----------   ----------    ----------
Financial standby
letter of credit        Ps 343,689    Ps 384,995    Ps  8,741   Ps     842   Ps 352,430    Ps 385,837   Ps 352,430    Ps 385,837

Bank guarantees             56,691       212,557       20,240       94,401       76,931       306,958       76,931       306,958

Credit default
swaps                            -        21,054            -      126,324            -       147,378            -       147,378
                        ----------    ----------    ---------   ----------   ----------    ----------   ----------    ----------
     TOTAL              Ps 400,380    Ps 618,606    Ps 28,981   Ps 221,567   Ps 429,361    Ps 840,173   Ps 429,361    Ps 840,173
                        ==========    ==========    =========   ==========   ==========    ==========   ==========    ==========

         As of December 31, 2003, the bank held Ps 3,191 billion of securities issued by the Republic of Colombia government that exceeded 10% of the Bank's shareholders' equity.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The following table shows BC's known contractual obligations as of December 31, 2003:

                                                           LESS THAN 1        1-3         3-5       AFTER 5
         CONTRACTUAL OBLIGATIONS              TOTAL           YEAR           YEARS       YEARS       YEARS
                                           ------------   ------------    ----------  ----------   ---------
                                                                    (Ps millions)
Long-term debt obligations (1)             Ps    99,450   Ps    20,350    Ps  37,177  Ps  38,986   Ps  2,937
Time deposits                                 4,237,345      3,289,755       578,315     327,999      41,276
Commitments to originate loans                   13,262         13,262             -           -           -
Commitments of repurchase of investments      1,088,139      1,088,139             -           -           -
Capital (finance) lease obligations                 122             40            82           -           -
Employee benefit plans (2)                       78,578         10,538        22,846      25,428      19,766
                                           ------------   ------------    ----------  ----------   ---------
       TOTAL                               Ps 5,516,896   Ps 4,422,084    Ps 638,420  Ps 392,413   Ps 63,979
                                           ============   ============    ==========  ==========   =========

(1) Includes principal and interest and does not reflect the Ps 400 billion of bonds issued on February 11, 2004. See Item 5 Operating and Financial Review and Prospects B. Liquidity and Capital Resources B.1. Liquidity and Funding.

(2)  In 2003, the Bank amortized the total actuarial calculation.

G.       CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The following are considered critical accounting policies, given their significant impact on the financial condition and operating performance of BC. This information must be analyzed taking into account Note 2 of the Consolidated Financial Statements.

         EVALUATION OF LOAN PORTFOLIO RISK AND DETERMINATION OF ALLOWANCES FOR LOANS LOSSES: BC currently evaluates loan portfolio risk according to the rules issued by the Superintendency of Banking, which establishes qualitative and quantitative standards for to assigning a risk category to individual assets. The qualitative analysis include the evaluation of "potential weaknesses," "deficiencies" or "serious deficiencies" based on the existence and magnitude of the specific factors, according to the management judgment. For the quantitative evaluation, the Bank first determines whether the loan has become due and then classifies the loan according to the number of days past due.

         The Superintendency of Banking requires minimum allowances levels for each category of credit risk and each type of loan in the Bank's portfolio. In addition, the Superintendency of Banking requires BC to maintain general allowance equal to 1% of the gross loan portfolio.

         Under U.S. GAAP, allowance for loan losses represents management's estimate of probable losses inherent in the portfolio.

         In the corporate portfolio, larger-balance, non-homogeneous exposures representing significant individual credit exposures are evaluated based upon the borrower's overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for individual larger-balance, non-homogeneous loans deemed impaired. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan's contractual effective rate, the secondary market value of the loan and the fair value of collateral. Management judgment is required in deriving the expected future cash flows to be use in the determination of reserves. The allowance for loan losses attributed to the remaining portfolio is established via a process that estimates the probable loss inherent in the portfolio based upon various statistical analyses.

         Each portfolio of smaller-balance, homogeneous loans, including consumer revolving credit, credit cards, and most other consumer loans, is collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent in the portfolio, based on migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with analyses that reflect current trends and conditions. The Bank also considers other overall portfolio indicators.

         ALLOWANCE FOR FORECLOSED ASSETS: BC establishes allowances for foreclosed assets according to instructions from the Superintendency of Banking, which require that the Bank take into account how long such assets have been on the Bank's balance sheet.

         Under U.S. GAAP, in order to assess for impairment its foreclosed assets BC applies the methodology described by the SFAS 144 and SFAS 15 with respect to the method to evaluate the recoverability of the assets and to the measurement of the impairment loss.

         The measurement of a new cost basis for the long-lived asset, implies an analysis of the likelihood of realization. This process involves assumptions used by the management to determine the fair value of the foreclosed asset.

         AMORTIZATION OF GOODWILL: The Superintendency of Banking requires that goodwill derived from mergers and acquisitions be entered as an asset on the Bank's balance sheet, and permits that goodwill to be amortized at a term no greater than 10 years. BC chose to amortize 100% of the goodwill generated by the acquisition of Sufinanciamiento S.A. in its statement of results for 2003.

         GOODWILL IMPAIRMENT: Under U.S. GAAP from January 1, 2002, the Bank no longer amortizes goodwill, but it is subject to annual impairment test. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.

         However, if the carrying amount of a reporting unit exceeds its fair value, it is necessary to compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.

         Management judgment will be required in deriving the fair value of a reporting unit.

         For 2003, the Bank has performed the required impairment test at each reporting unit's goodwill and concluded that there was no impairment of goodwill.

H.       RECENT U.S. GAAP PRONOUNCEMENTS

         In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as Variable Interest Entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

         Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. BC does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations.

         In December 2003, the FASB revised Statement 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits -- an amendment of FASB Statements No. 87, 88, and 106". This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. BC evaluated the recent guidelines of Statement 132 and applied them in its annual report.

         The requirement to disclose the estimated future benefit payments for each of the next five years and in the aggregate for the five years thereafter, is effective for the year ending December 31, 2004.

         In December 2003, the AICPA issued Statement of Position 03-3 ("SOP 03-3"), Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser's initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004.

I.       RELATED PARTY TRANSACTIONS

         See Item 7. Major Shareholders and Related Party Transactions B. Related Party Transactions.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         On December 31, 2003, the following persons acted as current directors, alternate directors and senior management of BC:

    DIRECTORS

         Nicanor Restrepo Santamaria has been President of Suramericana de Inversiones S.A. since 1984. Mr. Restrepo Santamaria served previously in the public sector as Governor of the Department of Antioquia from 1983 to 1984 and as High Commisioner for the Peace from 1984 to 1985. During 1999 he participated as representative of the Colombian Government in the peace talks. In the private sector he was President of Corporacion Financiera Nacional from 1982 to 1983, and Vice President of Finance of Compania Suramericana de Seguros y Filiales from 1979 to 1982. From 1968 through 1982 he held management in several financial and industrial companies.

         Mr. Restrepo Santamaria is the president of the Board of Directors of Compania Nacional de Chocolates S.A., Smurfit Carton de Colombia S.A., Compania de Cemento Argos S.A. and is a member of the Board of Directors of La Positiva Seguros y Reaseguros (Peru) and Interoceanica de Seguros (Panama). He is currently a member of the advisory counsel of the Deutsche Bank Latin America Advisory Board (United States of America) and of the Banco Latino Americano de Exportaciones - BLADEX (Panama).

         Carlos Enrique Piedrahita Arocha, President of Compania Nacional de Chocolates since 1999, was president of Corfinsura from 1993 to 2000, President of Banco Corfinsura Internacional Inc. (Puerto Rico) from 1998 to 2000, Compania Suramericana de Seguros S.A. from 1989 to 1993, Vice President of personal banking of the Banco Industrial Colombiano and General Manager of Suleasing S.A. from 1981 to 1984.

         Mr. Piedrahita Arocha is also member of the Board of Directors of Suramericana de Inversiones S.A., Industrias Alimenticias Noel S.A., Compania de Cemento Argos S.A. and Corfinsura S.A. He is also a member of the Board of Directors of the following civic associations: Hospital San Vicente de Paul, Corporacion de Investigaciones Biologicas CIB and Proantioquia.

         Juan Manuel Ruiseco Vieira is an independent advisor and was President of Compania de Cemento Argos S.A. since November 1999 to November 2003. Previously he was President of Cementos del Caribe S.A. since 1971.

         Mr. Ruiseco Vieira is also member of the Board of Directors of Cementos del Caribe S.A., Carbones del Caribe S.A. and Suramericana de Inversiones S.A.

         Jose Alberto Velez Cadavid assumed the Presidency Compania de Cemento Argos S.A. since November 2003. Since 1984, he held several managerial positions at Suramericana de Seguros S.A., including Vice President of Marketing and Sales, Vice President of Investments, Vice President of Enterprise Development and President of Inversura S.A. and of Suramericana de Seguros S.A.

         Mr. Velez Cadavid is also member of the Board of Directors of Corfinsura S.A., Almacenes Exito S.A., Cementos del Caribe S.A. and Fabrica de Calcetines Crystal S.A.

         Ricardo Sierra Moreno is the President of Productora Distrihogar S.A. since 1989. Before he had held positions as Regional Manager of Corporacion Financiera Suramericana S.A. Corfinsura from 1979 to 1982 and Chief Financial Officer of Suramericana de Seguros S.A. from 1982 to 1989.

         Mr. Sierra Moreno is also member of the Board of Directors of Corporacion Financiera Nacional y Suramericana S.A. Corfinsura, Industrias Alimenticias NOEL S.A., Productora y Comercializadora de Alimentos S.A. (Helados Mimo's) and Sociedad Medica Antioquena.

    ALTERNATE DIRECTORS

         Luis Mariano Sanin Echeverri is the President of Fabricato Tejicodor S.A. since the year 2000. Previously he was President of Tejidos El Condor S.A. from 1996 to 2000, General Manager of Cryogas S.A. from 1984 to 1996, Technical Vice President of Corporacion Financiera Nacional from 1977 to 1984, Manager of Exportations and Planning of Pantex and Fabricato from 1973 to 1977. He also held positions at the National Industrials Association (ANDI) from 1968 to 1969 and from 1971 to 1973.

         Mr. Sanin Echeverri is member to the Board of Directors of Compania Colombiana de Tabaco S.A., Colombiana de Inversiones S.A, Industrias Estra S.A., Diagonal, Ascoltex, Inexmoda, Promotora de Hoteles S.A. and Fabrisedas.

         Hector Arango Gaviria has worked for 31 years for the Compania Nacional de Chocolates S.A. assuming positions such as Director of the Commercial Department and Financial and Administrative Vice President. He currently acts as Executive Vice President of the same company. Previously he had served at Scott de Colombia S.A. and Hospital Pablo Tobon Uribe.

         Mr. Arango Gaviria is also currently President of the Board of Directors of Textiles Fabricato - Tejicondor S.A., Almacenar S.A., Haceb S.A., Inversiones La Merced S.A., Poblado Country Club S.A. and alternate member of the Boards of Directors of Compania de Cemento Argos S.A. He is also member of the Board of Directors of the following civic associations: Corporacion Pueblo de los Ninos, Fundacion Francisco y Clara de Asis, Corporacion San Pablo, Fundacion Ximena Rico Llano, Consiliario de la Universidad Catolica de Oriente and Corporacion Country Club Ejecutivos.

         German Botero Arango is the General Manager of Cementos El Cairo S.A. since 1986. Previously he was the Director of the Colombian Institute of Cement Producers.

              Mr. Botero Arango is member of the Board of Directors of Cementos del Valle S.A., Omya de Colombia S.A., Cementos Paz del Rio S.A., Suramericana de Inversiones S.A., National Industrials Association ("ANDI") and Colombo American Chamber of Commerce.

         Federico Echavarria Restrepo is the General Manager of Merilectrica y Cia. SCA since 1997. Previously he had been Vice President of Investment Banking of Corfinsura S.A. from 1994 to 1997, Associate for Investment Banking Latin America for Merryl Lynch & Co., Inc. form 1993 to 1994 and had held several management positions at Suramericana de Seguros.

         Mr. Echavarria Restrepo is currently a member of the Board of Directors of Enka de Colombia S.A., Confecciones Colombia S.A. and Acolgen (Association of Power Generators).

    SENIOR MANAGEMENT

         Jorge Londono Saldarriaga is the President of BC since 1996, and was previously a member of its Board of Directors for three years. Before he had been President of Suvalor S.A. Comisionista de Bolsa and Vice President of Investing of Suramericana de Seguros.

         Leonardo Hincapie Naranjo is the Vice President of Risk Management since 1996, and has held different managerial positions at BC since 1971 such as Planning Assistant, Manager of Antioquia Region, Internal Inspector, and Vice President of Finance.

         Santiago Perez Moreno is the Vice President of Personal and Medium and Small Business Banking since 1998, and has held different managerial positions at BC since 1981 such as Personal Banking Manager for Bogota Region, International Commerce Manager for Bogota Region, and assistant at the Vice Presidency of International Commerce.

         Jaime Alberto Velasquez Botero is the Vice President of Finance since 1997. From 1988 through 1997 he held several managerial positions in the Economic Department and Investor Relations Department. Before he had worked at C.I. Banacol.

         Leonardo Uribe Correa is the Legal Vice President and Secretary General of BC since 1984. Before he held positions at Colcarburo S.A., Empresas Publicas de Medellin, Universidad Pontificia Bolivariana and Personeria de Medellin.

         Gabriel Jaime Agudelo Tobon is the actual Vice President of Services and Technology, and has held several positions at BC since 1973.

         Gonzalo Toro Bridge is the Vice President of Corporate Banking since 2003. Since 1988 he assumed positions as Assistant of the Vice Presidency of Corporate and International Banking and from 1994 to 2003 as Vice President of Corporate and International Banking.

         Federico Ochoa Barrera is the Executive and Services Vice President of BC since 1998. Before the merger, he held several positions at Banco de Colombia, including National Branches Vice President, Administrative Vice President, Executive and Commercial Vice President and Executive President.

         Hernan Dario Ramirez Giraldo is the Vice President of Internal Audit, has worked at BC for 18 years, holding positions such as General Accountant, Operations Manager of FiduBIC and Internal Auditor.

         Luis Fernando Montoya Cusso is the Vice President of Operations since 1998. Since 1973 he has occupied several positions at BC, including messenger, computers assistant, Manager of Northern, Bogota and Cucuta Regions, and Operations Manager.

         Jairo Burgos de la Espriella is the Vice President of Human Resources since 1998. Since 1990 he held several positions in the Human Resources Department.

         There are no family relationships between the directors and senior management of BC listed above.

         No arrangements or understandings have been made by major shareholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.

B.       COMPENSATION

         BC compensates each of its directors Ps 500,000 per meeting. The directors receive no other compensation or benefit. Consistent with Colombian law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our individual officers. The aggregate amount of remuneration paid by BC and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2003 was Ps 17,174 million.

         BC has established an incentive compensation plan that awards bonuses bi-annually to its vice presidents, department directors and certain managers. In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of BC and its executives achievement of individual goals. Depending on the amount awarded, the bonuses are payable in cash or as a combination of cash, a right to receive in three years an amount in cash determined with reference to the value of BC Common or Preferred Shares and an entitlement to a share in a pool of unvested bonuses. The pool of unvested bonuses is an account of preliminary bonuses, payable once it is established that the results that are the basis of such bonuses have been sustained over time and were not the result of a particular, extraordinary transaction that does not reflect better performance, according to guidelines designed by the Bank.

         As far as compensation, the Bank paid a total of Ps 315,172 million for the concept of salaries of personnel employed directly by the Bank and upper management of its affiliates. The sum of Ps 9,392 million that was paid for the incentive compensation plan is included in that amount.

C.       BOARD PRACTICES

         The following are the current terms of office and the period during which the current and alternate directors have served BC, as of December 31, 2003:

                                       FIRST ELECTED TO THE
             NAME                              BOARD            TERM EXPIRES
--------------------------------       --------------------     ------------
Nicanor Restrepo Santamaria                    1984                 2004
Carlos Enrique Piedrahita Arocha               1994                 2004
Juan Manuel Ruiseco Vieira                     2000                 2004
Jose Alberto Velez Cadavid                     1996                 2004
Ricardo Sierra Moreno                          1996                 2004
Luis Mariano Sanin                             2002                 2004
Hector Arango Gaviria                          1988                 2004
German Botero Arango                           2002                 2004
Federico Echavarria Restrepo                   2002                 2004

         On February 26, 2004, the General Shareholders' Meeting elected a new Board of Directors replacing some of the previous directors. The election of the new members does not mean that different companies are represented in BC's Board of Directors, the change is a result of new managers in some of BC's major shareholders. The new directors will assume their positions as soon as they are presented and accepted by the Superintendency of Banking according to applicable regulations.

         The following are the current terms of office and the period during which the members of senior management have served BC. There are no defined expiration terms.

             NAME                           PERIOD SERVED
------------------------------              -------------
PRESIDENT
Jorge Londono Saldarriaga                    Since 1996

VICE PRESIDENTS
Leonardo Hincapie Naranjo                    Since 1971
Santiago Perez Moreno                        Since 1981
Jaime Alberto Velasquez Botero               Since 1988
Leonardo Uribe Correa                        Since 1984
Gabriel Jaime Agudelo Tobon                  Since 1973
Gonzalo Toro Bridge                          Since 1988
Federico Ochoa Barrera                       Since 1984
Hernan Dario Ramirez Giraldo                 Since 1985
Luis Fernando Montoya Cusso                  Since 1973
Jairo Burgos de la Espriella                 Since 1990
=======================================================

         Neither BC nor its subsidiaries have any service contracts with BC's directors providing for benefits upon termination of employment.

         BC, in accordance with requirements of External Circular 007 of 2001 issued by the Superintendency of Banking, has an audit committee whose main purpose is to support the Board of Directors in supervising the effectiveness of the Bank's internal controls. The committee consists of three directors who are elected by the Board of Directors for a period of two years, one of whom must be a financial expert. The current members are Hector Arango Gaviria, Jose Alberto Velez Cadavid, and Ricardo Sierra Moreno. The audit committee may also designate independent advisors to support its activity.

         As established by the Superintendency of Banking, the audit committee has a charter that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The audit committee must meet at least quarterly and must present a report of its activities at the General Shareholders' Meeting.

         BC currently complies with applicable requirements of the Sarbanes Oxley Act of 2002 for foreign issuers with respect to the composition and functions of its audit committee, and the rules thereunder by the Securities and Exchange Commission. As soon as they are applicable to foreign issuers, BC will comply with additional requirements required the mentioned issue.

         The Board of Directors of BC has established a remuneration committee whose members are Ricardo Sierra Moreno and Carlos Enrique Piedrahita. The main function of this committee is to determine policies for hiring, compensations and developing of the Bank's executive officers. The committee will also supervise de goals established in the compensation programs and recommend the adoption of new remuneration programs for BC's executive officers.

D.       EMPLOYEES

         The following table sets forth the number of employees of BC for the last three fiscal years:

                       TOTAL NUMBER OF EMPLOYEES EMPLOYED BY BC   NUMBER OF EMPLOYEES EMPLOYED BY
AS OF DECEMBER 31         AND ITS CONSOLIDATED SUBSIDIARIES                 BC DIRECTLY
-----------------      ----------------------------------------   -------------------------------
       2001                             7,518                                  6,258
       2002                             7,581                                  6,364
       2003                             8,001                                  6,473

         On December 31, 2003, Bancolombia and its consolidated subsidiaries had 8,001 employees of which 6,473 were employed directly by the Bank. Of the 6,473 employees directly contracted by the Bank, 4,638 belong to operations personnel and 1,835 are management employees. Of the 6,473 employees, approximately 27.8% are located in the Bogota Region, 10.3% in the South Region, 13.0% in the Antioquia Region, 20.8% in the Medellin headquarters, 12.1% in the Central Region and 16.0% in the North Region. During 2003, the Bank contracted an average of 116 employees per month through temporary personnel service companies.

         Of the employees, approximately 27.5% belong to a labor union called Sintrabancol and 13.8% are members of an industry union called Uneb. A collective bargaining agreement with both unions has been in effect since November 1, 2003 and is set to expire on October 31, 2005. The Bank is satisfied with the existing collective bargaining agreement, both for the labor costs and its implications, as well as for the relationship it has helped to develop with the labor unions and BC employees.

E.       SHARE OWNERSHIP

         Luis Santiago Perez Moreno is the only executive officer of BC who owned any Preferred Shares in BC as of December 31, 2003. His shareholding did not exceed one percent of BC's outstanding Preferred Shares. The following directors and managers owned Common Shares in BC as of December 31, 2003:
Nicanor Restrepo Santamaria, Ricardo Sierra Moreno, Hector Arango Gaviria, German Botero Arango, Jorge Londono Saldarriaga, Luis Santiago Perez Moreno and Gonzalo Toro Bridge. None of their shareholdings, individually or in the aggregate, exceeded one percent of BC's outstanding Common Shares. As of December 31, 2003, BC had no outstanding options to acquire any of its outstanding Common Shares or Preferred Shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of BC's capital stock by each person known to BC to own beneficially more than 5% of each class of BC's outstanding capital stock as of December 31, 2003. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

                                                                                 % OWNERSHIP OF      % OWNERSHIP OF
                                                      COMMON        PREFERRED        COMMON             PREFERRED
                    NAME                              SHARES         SHARES         SHARES(1)            SHARES(1)
-----------------------------------------------     ----------    -----------    --------------      --------------
Fideicomiso Cititrust-Suramericana-IFC              69,070,000              -         17.3%                   -
Portafolio de Inversiones Suramericana S.A. (2)     51,305,519              -         12.9%                   -
Suramericana de Inversiones S.A.                    26,970,424              -          6.8%                   -
Cementos del Valle S.A.                             29,658,125      4,120,038          7.4%                 2.3%
Compania de Cemento Argos S.A                       24,375,687      3,386,177          6.1%                 1.9%
Emmery Equity Corporation                           24,387,619              -          6.1%                   -
Lorange Industrial Corporation                      20,612,331              -          5.2%                   -
Fondo de Pensiones Obligatorias Proteccion           5,559,375     28,242,573          1.4%                15.8%
BIC ADR Program Sufibic                                      -    113,484,588            -                 63.6%

(1) Common Shares have one vote per share; Preferred Shares have limited voting rights under certain circumstances specified in the By-laws of BC filed as
     Exhibit 1 to this Annual Report.

(2) Represents ownership by Suramericana de Inversiones S.A. directly and through its subsidiary Suramericana de Construcciones S.A. and Inversura S.A.

         As of December 31, 2003, a total of 398,259,608 Common Shares and 178,435,787 Preferred Shares were registered in the Bank's shareholder registry in the name of 14,742 shareholders. As of December 31, 2003, a total of 113,484,588 Preferred Shares, representing 63.6% of outstanding Preferred Shares, were directly held by one record holder in the United States. No Common Shares were held directly by record holders in the United States.

         There has not been any significant change in the percentage ownership held by any major shareholders during the past three years.

         Major shareholders of the Bank do not have different voting rights. They all vote according to their participation in the Bank's outstanding shares.

         There are no arrangements known to the company whose operation may at a subsequent date result in a change in control of the company.

         To the extent known to the Bank, and in accordance with Colombian law, BC is not directly or indirectly owned or controlled by any other entity or person.

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

         None of the related party transactions are considered material to the company or to the related party and there are no transactions that are unusual in their nature or conditions.

         BC had a total amount of Ps 23,307 million of loans outstanding to related parties (for purposes of United States securities laws). This amount includes the largest amount outstanding as of March 15, 2004, which is a working capital loan to Multienlace S.A. outstanding for Ps 9,991 million and accrued interest for Ps 151 million. The average rate for this loan is 12.3%.

         During 2003, significant balances and transactions with related parties were as follows:

                                             2003

                                ENTERPRISES THAT DIRECTLY OR
                               INDIRECTLY THROUGH ONE OR MORE
                                    INTERMEDIARIES, CONTROL
                              OR ARE CONTROLLED BY, OR ARE UNDER
                                  COMMON CONTROL WITH, THE
                                  COMPANY AND ASSOCIATES (1)             KEY MANAGEMENT PERSONNEL
                              ----------------------------------         ------------------------
                                           (PS MILLION)
BALANCE SHEET
   Investment securities                   Ps   2,355                            Ps      -
   Loans                                       11,061                               12,246
   Accounts receivable                          3,085                                  150
                                           ----------                            ---------
     TOTAL                                 Ps  16,501                            Ps 12,396
                                           ==========                            =========
   Deposits                                Ps 120,358                            Ps  1,441
   Overnight funds                                 84                                    -
   Account Payable                                141                                    8
                                           ----------                            ---------
     TOTAL                                 Ps 120,583                            Ps  1,449
                                           ==========                            =========
TRANSACTIONS
  INCOME
   Dividends received                      Ps  25,777                            Ps      -
   Interest                                     2,371                                1,205
   Other                                          269                                   24
                                           ----------                            ---------
     TOTAL                                 Ps  28,417                            Ps  1,229
                                           ==========                            =========
EXPENSES
   Interest                                Ps  18,214                            Ps     61
   Other                                        2,261                                   69
                                           ----------                            ---------
     TOTAL                                 Ps  20,475                            Ps    130
                                           ==========                            =========

(1) For 2003, includes, in addition to the members of the Board of Directors, the President and the Vice-Presidents, as well as other employees who have legal representation of the Bank.

C.       INTEREST OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION.

A.       CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.     CONSOLIDATED FINANCIAL STATEMENTS

         Reference is made to pages F- 1 through F - 100.

A.2.     LEGAL PROCEEDINGS

         The Bank is involved in normal collection proceedings, restructuring proceedings with respect to certain borrowers and other legal procedures in the ordinary course of business. For the purpose of its audited financial statements, the Bank has various contingent liabilities, including contingent liabilities relating to ordinary litigation outstanding at December 31, 2003 amounting to Ps 529,661 million. As of December 31, 2003, Ps 21,500 million of these liabilities are covered in a guarantee contract entered into by Fogafin and private investors when Banco de Colombia was sold to investors. This guarantee contract remains in force in connection with litigation that was commenced before the privatization of Banco de Colombia. In the opinion of management, after consultation with its external Colombian legal counsel, the outcome of these contingent liabilities relating to ordinary litigation is not expected to have a material adverse effect on BC's financial condition or results of operations and the possibility of loss by BC as a result of such litigation is not likely to exceed the recorded allowance at December 31, 2003.

    OTHER LEGAL PROCEEDINGS

         The legal claims in which the Bank has been linked as defendant are duly provisioned in the cases it is required, according to Colombian regulations, as it is showed in the financial statement's notes. No event has occurred in said legal proceedings that may impair the regular course of business of the Bank nor its results could be significantly affected.

         An arbitration process was initiated by the Bank as plaintiff for the resolution of claims related to hidden contingencies and liabilities from the former owners of Banco de Colombia under the auspices of the Bogota Chamber of Commerce. BC's claim under this suit amounts to approximately Ps 47,000 million, not including interest updates.

         Within the criminal investigation initiated by the sellers of Banco de Colombia against some of the managers of the Bank, the District Attorney decreed by means of providence of December 26, 2003, to close the investigation due to the non-typification of any of the accused crimes, decision upon which the counterpart appealed, proceeding that is pending resolution.

         The complaints that had been presented before the Superintendency of Banking in relation to the acquisition of Banco de Colombia and merger process with BIC, that were pending, have been definitively resolved in the Bank's favor.

         In the different Arbitration Tribunal promoted by Luis Alberto Duran Valencia and other minority shareholders of the former Banco de Colombia, by means of a class action, the respective arbitration award was produced on January 30, 2004. The Tribunal considered that the announced capitalization by the BIC to the Superintendency of Banking on September 19, 1997 for an amount of US$150 million, as one of the sources for the financing of the acquisition of 51% of the shares of Banco de Colombia, constituted a binding commitment that should have been duly fulfilled by BIC. Notwithstanding, the capitalization failure is easily explained in the fact that BIC issued shares and offered its shareholders on January 5, 1998, at a price of Ps 3,800 per share, for a total of Ps 190,760 million, that at the exchange rate of the moment were equal to the announced US$150 million, with a term for placement of 45 days, and without dividends during the first year. During the 45 days term, the price of the shares that were registered in the exchange decreased, being less expensive to purchase shares in the secondary markets and with dividend earning, than purchasing issued shares with no dividend. For the foregoing reason, the minority shareholders of BIC did not subscribe the part that corresponded to them for Ps 72,123 million, with the result being the allocation shares of the major shareholders, who contributed Ps 118,636 million in total.

         The fact of not totally completing the capitalization announced caused, in the view of the Tribunal, a liability for the Bank which generated damages to the shareholders of the former Banco de Colombia who entered the merged institution proportionately to their participation in said institution, which was estimated in Ps 14,646 million, which updated, sum up to Ps 22,208 million, for a net value to pay, after deductions ordered by the same Tribunal, of Ps 19,213 million.

         In the other charges, for an amount close to Ps 500,000 million, the Tribunal resolved in favor of the Bank, exonerating it.

         From the arbitral award one of the arbitrators, Mr. Rafael H. Gamboa, separated himself by "saving his vote," considering that BIC's conduct during the process of the merger adjusted itself to the legal norms in force and to the acts of the regulatory authorities, conclusion also reached by the Banking Superintendency when the point was considered.

         The Bank has filed an extraordinary proceeding of annulment of the above mentioned arbitration award before the Superior Tribunal of Bogota, for the purpose of its review, to verify if arbitrators decision was taken according to current Colombian procedure regulations.

A.3.     DIVIDEND POLICY

         The declaration, amount and payment of dividends is based on BC's unconsolidated earnings. Dividends must be approved at the ordinary annual shareholders' meeting upon the recommendation of the Board of Directors and the President of BC. Under the Colombian Commerce Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, BC must distribute to its shareholders at least 50% of its annual net income, or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital. Such dividend distribution must be made to all shareholders, in cash or as may be determined by the shareholders, and within a year from the date of the ordinary annual shareholders' meeting in which the dividend was declared. Pursuant to Colombia's Law 222 of 1995, the minimum dividend per share requirement of 50% or 70%, as the case may be, may be waived by an affirmative vote of the holders of 78% of the Common Shares present at the shareholders' meeting.

         Under Colombian law, the annual net profits of BC must be applied as follows:

            - first, an amount equal to 10% of BC's net profits to a legal reserve until such reserve is equal to at least 50% of the Bank's paid-in capital;

            - second, to the payment of the minimum dividend on the Preferred Shares (for more information, see Item 10. Additional Information); and

            - third, as may be determined in the ordinary annual shareholders' meeting by the vote of the holders of a majority of the Common Shares entitled to vote, upon the recommendation of the Board of Directors, and may, subject to further reserves required by BC's by-laws, be distributed as a dividend.

         The following table sets forth the annual cash dividends paid on each Common Share and, where applicable, each Preferred Share during the periods indicated.

DIVIDENDS DECLARED WITH RESPECT TO NET    CASH DIVIDENDS     CASH DIVIDENDS
           INCOME EARNED IN:              PER SHARE(1)(2)    PER SHARE(1)(3)
---------------------------------------   ---------------    ---------------
                                               (PS)          (U.S. DOLLARS)
1999...................................         --                  --
2000...................................         36               0.016
2001...................................         84               0.036
2002...................................        132               0.045
2003...................................        272               0.101

--------------

(1)  Includes Common Shares and Preferred Shares.

(2) Cash dividends for 2000, 2001 and 2002 were paid in quarterly installments and cash dividends for 2003 will be paid in quarterly installments.

(3) Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (February or March, as applicable).

B.       SIGNIFICANT CHANGES

         There has not been any significant change since the date of the annual financial statements included in this document.

ITEM 9.  THE OFFER AND LISTING.

A.       OFFER AND LISTING DETAILS

         BC is a New York Stock Exchange, Inc. ("NYSE") listed company, where its ADSs are listed under the symbol "CIB". The table below sets forth, for the periods indicated, the reported high and low share prices and share trading volume for the Preferred Shares on the Medellin Stock Exchange until July 3, 2001 and, from that day on, on the Colombian Stock Exchange, expressed in nominal pesos. The table also sets forth the reported high and low sale prices, and the trading volume of the ADSs on the NYSE for the periods indicated.

                                        MEDELLIN/COLOMBIA STOCK
                                               EXCHANGE                     NEW YORK STOCK EXCHANGE
                                        -----------------------     ------------------------------------
                                         PS PER PREFERRED SHARE       US$ PER ADS
                                        -----------------------     ---------------       TRADING VOLUME
                                          HIGH           LOW         HIGH      LOW       (NUMBER OF ADSS)
                                          ----          -----        ----      ----      ----------------
YEAR ENDING
December 31, 1999                         2,372         1,820         7.4       3.0          7,883,000
December 29, 2000                         1,550         1,550         4.9       1.8          5,304,200
December 31, 2001(1)                      1,300         1,177         3.2       1.0          4,702,300
December 31, 2002                         1,800         1,025        2.88      1.35          8,195,800
December 31, 2003                         3,800         1,750        5.35      2.32          9,789,400

(1) Until July 3, 2001.

Source: NYSENet (Composite Index), Medellin Stock Exchange and Colombia Stock
        Exchange.

                                         COLOMBIA STOCK EXCHANGE                         NEW YORK STOCK EXCHANGE
                                 --------------------------------------           ----------------------------------
                                  PS PER PREFERRED
                                       SHARES            TRADING VOLUME             US$ PER ADS
                                 ------------------        (NUMBER OF             ---------------     TRADING VOLUME
                                  HIGH         LOW           SHARES)              HIGH       LOW     (NUMBER OF ADSS)
                                 -----        -----      --------------           ----       ----    ----------------
                                          (in nominal pesos)
2002
First quarter                    1,200        1,025           725,997             2.45       1.55        1,201,600
Second quarter                   1,600        1,061           720,874             2.88       1.65        1,983,400

                                         COLOMBIA STOCK EXCHANGE                         NEW YORK STOCK EXCHANGE
                                 --------------------------------------           ----------------------------------
                                  PS PER PREFERRED
                                       SHARES            TRADING VOLUME             US$ PER ADS
                                 ------------------        (NUMBER OF             ---------------     TRADING VOLUME
                                  HIGH         LOW           SHARES)              HIGH       LOW     (NUMBER OF ADSS)
                                 -----        -----      --------------           ----       ----    ----------------
                                          (in nominal pesos)
Third quarter                    1,589        1,360         1,870,660              2.5       1.35        2,162,800
Fourth quarter                   1,800        1,233         8,847,306             2.34       1.37        2,848,000

2003
First quarter                    2,100        1,750         5,558,711             2.99       2.32        1,314,400
Second quarter                   3,610        2,030         5,141,347             5.15        2.7        1,724,300
Third quarter                    3,800        3,400        11,882,892             5.35       4.35        3,067,000
Fourth quarter                   3,760        3,449        31,504,803             5.35        4.7        3,683,700

Sources: Colombia Stock Exchange, NYSENet (Composite Index).

                                  COLOMBIA STOCK EXCHANGE
                                  -----------------------              NEW YORK STOCK EXCHANGE
                                  PS PER PREFERRED SHARE           US$ PER ADS
                                  -----------------------         --------------        TRADING VOLUME
                                   HIGH              LOW          HIGH       LOW       (NUMBER OF ADSS)
                                  -----             -----         ----      ----       ----------------
MONTH
September 2003                    3,601             3,400         5.24      4.70          1,324,200
October 2003                      3,640             3,489         5.26      4.73            975,400
November 2003                     3,600             3,449         5.04      4.70            829,100
December 2003                     3,760             3,450         5.35      4.81          1,879,200
January 2004                      4,540             3,760         6.66      5.25          3,890,100
February 2004                     5,150             4,225         7.31       5.8          5,708,000

Source: NYSENet (Composite Index) and Colombia Stock Exchange.

         ADRs evidencing ADSs are issuable by The Bank of New York, as Depositary, pursuant to the Deposit Agreement, dated as of July 25, 1995, entered into by BC, the Depositary, the owners of ADRs from time to time and the owners and beneficial owners from time to time of ADRs, pursuant to which the ADSs are issued. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of Fiducolombia S.A., as agent of the Depositary, currently located at Carrera 43A, No. 11A-44, Medellin, Colombia. The Depositary's principal executive office is located at One Wall Street, New York, New York 10286.

B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

         BC's ADSs, each of which represents the right to receive four Preferred Shares deposited in Colombia with the Custodian under the Deposit Agreement, have been listed on the NYSE since July 1995. The Preferred Shares have been listed on the Colombian Stock Exchange since July 1995. Through the ADSs, the NYSE is the principal U.S. trading market for the Preferred Shares. On September 30, 1998, BC filed a registration statement with the Commission to register the Preferred Shares issued in connection with the merger between BIC and Banco de Colombia in the form of ADRs, for resale by the holders into the U.S. public market from time to time. BC filed a registration statement with the Commission to register the Preferred Shares issued in the Capitalization Program. The SEC declared this registration statement effective on October 12, 2000.

         On December 31, 2003, there were 398,259,608 Common Shares outstanding, none of which were held of record by holders in the United States, and 178,435,787 Preferred Shares outstanding, of which 113,484,588 were directly held by record holders in the United States (represented by 28,371,147 ADSs). Because certain of the Preferred Shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

         The Colombian Stock Exchange is the principal non-U.S. trading market for the Preferred Shares. As of December 31, 2003, the market capitalization for BC's Preferred Shares on the Colombian Stock Exchange was Ps 670,919 million. There are no official market makers or independent specialists in the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The Colombian Stock Exchange is relatively volatile compared to major world markets. The aggregate equity market capitalization of the Colombian Stock Exchange as of December 31, 2003, was approximately Ps 39,634,308 million, with 106 companies listed as of that date. A substantial portion of the trading on the Colombian Stock Exchanges consists of trading in debt securities.

D.       SELLING SHAREHOLERS

         Not applicable.

E.       DILUSION

         Not applicable.

F.       EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         Reference is made to the information contained under the headings "Description of Share Capital" and "Description of American Depositary Receipts" in BC's Registration Statement on Form F-3, which was filed with the Commission on September 29, 2000 (File No. 333-12658) and declared effective on October 12, 2000. All such information is incorporated by reference into this Annual Report.

C.       MATERIAL CONTRACTS

         On February 18, 2003, BC purchased from Suramericana de Inversiones 17,333,504 shares of Fiducolombia S.A. (9.60% of the outstanding shares) for a total price of Ps 11,908,032,000. After this purchase agreement was executed, BC had 82.76% of the outstanding shares of Fiducolombia.

         On December 29, 2003, BC and some of its subsidiaries acquired 99.99% of the Compania Suramericana de Financiamiento Comercial S.A. Sufinanciamiento from Portafolio de Inversiones Suramericana S.A., Compania Suramericana de Inversiones S.A., Compania Suramericana de Construcciones S.A., Corporacion Financiera Nacional y Suramericana S.A. Corfinsura, and Fundacion Suramericana. The purchase price paid by BC and some of its subsidiaries was Ps 75,016 million. With the acquisition of Sufinanciamiento, BC intends to complement its portfolio of products by developing commercial financing activities, mostly in vehicle financing.

D.       EXCHANGE CONTROLS

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

         The International Investment Statute of Colombia contained in Law 9 of 1991, Decree 2080 of 2000 and Decree 1844 de 2003, as amended (the "Foreign Investment Law"), regulates the manner in which foreign investors can participate in the Colombian securities markets and undertake other types of investment, prescribes registration with the Central Bank of certain foreign exchange transactions and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered.

         Each individual investor who deposits Preferred Shares into the ADS deposit facility for the purpose of acquiring ADSs (other than in connection with or reacquisition of the ADSs pursuant to the ADS offerings) will be required, as a condition to acceptance by Fiducolombia, as custodian of such deposit, to provide or cause to be provided certain information to Fiducolombia, to enable it to comply with the registration requirements under the foreign investment regulations relating to foreign exchange. A holder of ADSs who withdraws Preferred Shares from the ADS deposit facility under certain circumstances may be required to comply directly with certain registration and other requirements under the foreign investment regulations. Under such regulations, the failure of a non-resident investor to report or register foreign exchange transactions relating to investments in Colombia with the Central Bank on a timely basis may prevent the investor from obtaining remittance rights, constitute an exchange control infraction and result in a fine.

         Under Colombian law and the by-laws of BC, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and the voting of ADSs and Preferred Shares. For a detailed discussion of ownership restrictions see Item 4. Information on the Company -- B. Business Overview -- Supervision and Regulation -- Ownership Restrictions.

E.       TAXATION

         Pursuant to Resolution 56 of 1992, issued by CONPES (Consejo Nacional de Politica Economica y Social) the Deposit Agreement constitutes a Fondo Institucional de Capital Extranjero (a "Foreign Institutional Capital Investment Fund"). Under Law 223 of 1995, dividends paid to foreign institutional capital investment funds are not subject to Colombian income, withholding, remittance or other taxes, provided that such dividends are paid in respect of previously taxed earnings of the Company. Therefore, provided that distributions are made by BC to the holders of ADRs through the

Depositary, all distributions by BC made on account of Preferred Shares to holders of ADRs evidencing ADSs who are not resident in Colombia, as defined below, will be exempt from Colombian income, withholding and remittance taxes, except in the case of distributions paid out of non-taxed earnings of BC (which would bear a 35% Colombian tax that BC would be required to withhold and pay over to the Colombian tax authorities).

         Dividends paid to a holder of Preferred Shares (as distinguished from the ADSs representing such Preferred Shares) who is not a resident of Colombia, as defined below, and who holds the Preferred Shares in his own name, rather than through another institutional or individual fund, will be subject to Colombian income taxes at a especial flat rate of 7% for 1996 and thereafter, which tax must be withheld by the payor. However, if such dividends do not correspond to BC profits that have been taxed at the corporate level, the applicable rate is 35%, (and will be the new basis for the especial flat rate of 7%). BC would in all such cases withhold and pay to the Colombian tax authorities, within the legally prescribed period, the appropriate percentage of the amount of such dividends, and would have no liability or obligation to any holder of Preferred Shares with respect to any amount properly so withheld and paid over.

         In the event that a holder of ADRs who is not resident in Colombia chooses to surrender its ADSs and withdraw the underlying Preferred Shares, dividends to such non-resident holder would be subject to withholding tax at the rates set forth in the preceding paragraph, unless such non-resident holder takes the necessary actions under Colombian law to hold such Preferred Shares through either an "institutional fund" or an "individual fund" under foreign investment regulations, in which case dividends payable with respect to the Preferred Shares would receive the same preferential treatment as a holder of ADRs.

         For purposes of Colombian taxation, an individual is a resident of Colombia if he or she is physically present within Colombia for more than six months during the calendar year or the six months are completed within that taxable period. For purposes of Colombian taxation, a legal entity is a resident of Colombia if it is organized under the laws of Colombia.

    SALES AND OTHER DISPOSITIONS

         Gain or loss realized by a non-resident of Colombia from the sale or other disposition of ADSs, including by way of redemption or liquidation, will not be subject to Colombian taxation, regardless of the place at which such sale or disposition occurs. Gain or loss realized by a non-resident of Colombia from the sale or other disposition of Preferred Shares including by way of redemption or liquidation (as distinguished from sales or other dispositions of ADSs representing such Preferred Shares) will not be subject to Colombian taxation provided the sale or other disposition is effected on or through the facilities of a recognized stock exchange, doesn't represent 10% or more of the outstanding shares of the company and belong to a same beneficiary. Deposits and withdrawals of Preferred Shares in exchange for ADSs will not be subject to Colombian taxation.

         In all cases in which the gain or loss realized upon a sale or other disposition of Preferred Shares is subject to Colombian taxation, such taxation will correspond to a 14% income tax applied over the gain and a 1% remittance tax applied over the difference once the 14% is subtracted. Such gain or loss will be measured by the difference, if any, between the amount realized upon the sale or disposition and the cost of acquisition plus inflation adjustments through percentage increases of the Consumer Price Index for employees of the Preferred Shares or ADSs, as the case may be, sold or disposed of by the holder. The Tax Basis of Preferred Shares withdrawn by a holder in exchange for ADSs immediately after such withdrawal shall equal the holder's Tax Basis in the ADSs exchanged for such Preferred Shares immediately before such withdrawal. The Tax Basis of ADSs received by a holder in exchange for a deposit of Preferred Shares immediately after such deposit shall equal the holder's Tax Basis in the

Preferred Shares deposited in exchange for such ADSs immediately before such deposit. The Tax Basis of additional Preferred Shares or ADSs distributed to a holder of Preferred Shares or ADSs on account thereof, whether by stock dividend, revaluation of the assets of the Company or otherwise, shall equal the value of such additional Preferred Shares or ADSs at the time of such dividend or revaluation.

    OTHER TAX CONSIDERATIONS

              As of the date of this report, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States. Transfers of ADSs to non-residents of Colombia by gift or inheritance are not subject to Colombian gift or inheritance taxes. Transfers of Preferred Shares (as distinguished from the ADSs representing such Preferred Shares) will be subject to Colombian gift or inheritance tax at a flat rate of 35% of the unrealized appreciation, if any, in the value of the Preferred Shares transferred. There are no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of Preferred Shares or ADSs.

              For a more detailed description of the tax consequences relating to U.S. holders, see the information contained under the heading "Taxation" in BC's Registration Statement on Form F-3, which was filed with the Commission on September 29, 2000 (File No. 333-12658) and declared effective on October 12, 2000. All such information is incorporated by reference into this Annual Report.

F.       DIVIDENDS AND PAYING AGENTS

              Not applicable.

G.       STATEMENT BY EXPERTS.

              Not applicable.

H.       DOCUMENTS ON DISPLAY

              BC files periodic reports and other information with the Commission. You may read and copy any document that BC files at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Some of our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

I.       SUBSIDIARY INFORMATION

              Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    INTRODUCTION

              The following section describes the market risks that BC is exposed to and the tools and methodology used to measure these risks as of December 31, 2003.

              BC's Board of Directors and the senior management has formalized its policies, strategies and rules of action of the areas involved in the treasury management process in the "Treasury Management Manual". This manual defines the roles and responsibilities of each area and their interrelation to ensure an adequate separation of functions and functional independence between the front, middle and back office. Moreover, the manual contains the process and technical support, the internal auditing procedure and the policies, the procedures and methodologies, and the description of the levels of responsibilities of the areas involved in the treasury management process.

              The main objective of risk management is to plan, coordinate, monitor, report and propose policies for market and liquidity risks for the Bank. This leads the organization to efficient asset and liabilities administration.

              The Bank's Market Risks Management Office is responsible for identifying, measuring, monitoring and managing the Bank's exposure to market and liquidity risks with the purpose of enabling management to maximize the Bank's earnings and add value to its shareholders. Additionally, this Management Office is in charge of treasury risks, mainly by monitoring the policies, strategies, limits, allotments and procedures authorized by the Board of Directors and to report these to the Board and the Bank's senior management.

              The measurement of market risk, the performance, the results of the Bank's investment portfolio and the compliance with policies are reported in a daily basis to the Bank's senior management, specifically to the members of the Assets and Liabilities Management Committee ("CAP"), to the Risks Committee and also to the Board of Directors in every meeting.

              The Bank's assets comprise trading and non-trading instruments. Trading instruments are those that constitute the treasury book, primarily fixed income securities. The Bank book comprises the Treasury book and the rest of the Bank's assets and liabilities, primarily loans, time deposits, current accounts and savings accounts. These accounts are not included in the Treasury book because they are not considered trading instruments.

              The Bank's limits trading of derivative instruments. Forward foreign currency operations are used to cover our risk in positions in foreign currencies. For unconventional trading instruments, the Bank has designed a process of approval by different areas. This guaranties that every area involved is prepared to enter a new product into their procedures. Also the Board of Directors has to approve any new unconventional trading instruments.

              Currently, the Bank measures the market risk of each position of the balance sheet, bank book and treasury book, by computing the corresponding value at risk ("VaR") in accordance with Chapter XXI of the Basic Accounting Circular (Circular 100 of 1995) issued by the Superintendency of Banking. A risk factor is any market variable capable of influencing the corresponding position's market value when it fluctuates. The VaR calculation represents the probable loss value based on fluctuations of such risk factors. The aggregate VaR is considered in the Bank's solvency calculation, in accordance with Decree 1720 of 2001.

              The relevant risk factors for which VaR is computed are:

                  - interest rate risk for local currency, foreign currency and UVR;

                  -        foreign exchange rate risk, and

                  -        stock price risk.

              Following is a brief explanation of the VaR model used by BC and its subsidiaries to calculate the market risk based on interest rate risk, foreign exchange rate risk and stock price risk. In addition, there is a presentation of the market risks reports and analysis of the BC and its subsidiaries.

    VaR MODEL

    INTEREST RATE RISK

              BC calculates the interest rate risk for local currency, foreign currency and UVR in accordance with Chapter XXI of the Basic Accounting Circular. The interest rate risk is the probability of loss in the value of a position of the balance due to fluctuations in the market interest rates or market curves. As indicated, the methodology used in this Annual Report to measure such risk consists of computing VaR, which in the case of interest rate fluctuations begins by determining the net present value ("NPV") of the relevant balance position. Such NPV is then multiplied by the Modified Duration of the position and by the interest rate's estimated fluctuation ("(delta)i") with a 99% confidence level, which is established by the Superintendency of Banking according to the market's historic performance.

                    VaR = MODIFIED DURATION * NPV * (delta)I

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

       Y:           The instrument or position's yield.

MODIFIED DURATION:  = Duration / (1+Y). Corresponds to the percentage variation of the market value of an investment or a position of the balance before a 1% increase of the interest rate (Y). Consequently, modified duration measures the sensitivity of the value of a position to interest rate changes.

   (delta)I:        Maximum probable variation of the interest rate for the
                    instrument or position of the balance.

    FOREIGN EXCHANGE RISK

              The Foreign Exchange Risk is the probability of loss due to fluctuations in the exchange rates of the currencies in which the Bank maintains positions. As indicated, the methodology used in this Annual Report to measure such risk consists on computing VaR, which in the case of exchange rate fluctuations is derived from multiplying the net position ("NP") held in each of the foreign currencies by the estimated variation of the foreign exchange rate for such currency ("(delta)e") with a 99% confidence level, as the same may be derived from statistical analysis, established by the Superintendency of Banking according to the market's historic performance. The NP is the difference, expressed in pesos, between all the active and passive positions denominated or indexed in each currency. The active or passive positions include commitments to buy and sell in foreign currency (forwards over foreign currencies) and the delta of the options, as the case may be.

                               VaR = PN * (delta)E

    STOCK PRICE RISK

              The stock price risk is the probability of loss due to fluctuations in the price of stocks in which the Bank maintains a position ("PosA"). As indicated, the methodology used in this Annual Report to measure such risk consists on computing VaR, which in the case of fluctuations in the price of publicly traded stocks is derived from multiplying the PosA by the maximum probable variation in the price of such positions ("(delta)p"). In the case of non-publicly traded stocks, the resulting VaR is further augmented by 20%. The (DELTA)p is determined by reference to the volatility of the price index of the Colombian Stock Exchange, as estimated by the Superintendency of Banking.

For publicly traded stocks:

                              VaR = POSA* (delta) P

For non-publicly traded stocks:

                           VaR = POSA* 1.2 * (delta) P

    TOTAL MARKET RISK VALUE

              Theoretically, a portfolio is built by instruments, which by being mutually related, make the portfolio's aggregate risk lower than the sum of each instrument's individual risk. This is known as correlation, which helps to diversify the risk of a portfolio. Once the correlation is determined between each risk factor and a correlations matrix is built, the overall market risk faced by the Bank can be calculated.

              After individually calculating the VaR of a position in the balance sheet in respect of interest rate, exchange rate and stock price risk factors, and taking into account the correlations between such various risk factors, a total VaR, which includes interest rate, exchange rate and stock price risk factors, is computed for each position. Then, taking into account the correlation among the VaR of different assets, a total VaR for all assets is computed. The same procedure is followed to compute the total VaR for all liabilities. Finally, taking into account the correlation between the VaR for assets and the VaR for liabilities, an overall VaR for market risk is calculated (the "Total Market Risk Value"). Such market risk VaR is included in the solvency calculation in accordance with Decree 1720 of 2001.

VaR (TOTAL) = Sqr [Sigma limit (n) (i=1) (VaR (i)) (2) rho (2) (i) +
              Sigma limit (n) (i=1) Sigma limit (n) (j=1), (j not = i) VaR (i) VaR (j) rho (ij)]

              The Superintendency of Banking requires Bancolombia, Leasing Colombia, Colcorp and Sufinanciamiento to calculate the interest rate VaR of local currency and foreign currency positions in the banking book which contains all the balance sheet and treasury book which refers to the securities contained in the organization's portfolio separately for the positions' remaining maturities in the following categories:

                  -        1 month or less,

                  -        more than 1 month but not more than 2 months,

                  -        more than 3 months but not more than 6 months,

                  -        more than 6 months but not more than 12 months,

                  -        more than 12 months, but not more than 24 months, and

                  -        more than 24 months.

              To simplify the presentation of this information, the table below provides the sum of the interest rate VaR of local and foreign currency positions of Bancolombia, Leasing Colombia, Colcorp and Sufinanciamiento.

    ASSUMPTIONS AND LIMITATIONS OF VaR MODELS

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

              BC and its affiliate's VaR model assume that variations in the market risk factors have a normal distribution. In addition, the model assumes that the correlations and variations in market rates or prices included in the historical data are independent and identically distributed random variables, and provide a good estimate of the correlation and the rate or price variations in the future.

              According to the Superintendency of Banking regulation, the Bank's current accounts and savings account's net present values have to be distributed in the time horizon brackets, after matching assets and liabilities positions. The duration of the current accounts and savings accounts classified in the first bracket is equal to five (5) days and the duration of the values classified in each time horizon bracket is equal to the weighted average duration of the assets for each of them. As a result, the duration of the current accounts and savings accounts on the Bank's information is equal to the weighted average durations of these accounts for each time bracket.

    BANCOLOMBIA

              The table below provides information about BC's VaR calculations for all Balance Sheet items that are in pesos. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net  present value for the group
                  DUR:          Weighted  average duration for the group
                  Y:            Weighted  average yield  for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (PS MILLION)

                    VALUE AT RISK FOR PESO ( LOCAL CURRENCY )

--------------------------------------------------------------------------------------------------------------------
                                                                            NPV      DUR       Y    (delta)I    VaR
--------------------------------------------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------------------------------------------
Overnight Funds                                                              4,011   0.53     8.97%    135         2
--------------------------------------------------------------------------------------------------------------------
Trading Securities Issued By The Colombian Government-TES IPC Rate           2,036  13.02    10.95%    150        33
--------------------------------------------------------------------------------------------------------------------
Trading Securities Issued By The Colombian Government-TES Fixed Rate        93,841  20.52    11.17%    150     2,368
--------------------------------------------------------------------------------------------------------------------
Other Trading Securities Issued By The Colombian Government                 29,801   9.61     9.12%     30        71
--------------------------------------------------------------------------------------------------------------------
Trading Securities Issued By Financial Institutions                        175,000   2.40     9.61%     30       104
--------------------------------------------------------------------------------------------------------------------
Other Marketable Trading Securities                                          3,650   3.02    11.84%     30         3
--------------------------------------------------------------------------------------------------------------------
Held To Maturity Securities Issued By The Colombian Government-TES
Fixed Rate                                                                 328,094   5.61    13.95%    250     3,754
--------------------------------------------------------------------------------------------------------------------
Held To Maturity Securities Issued By The Colombian Government--Other
Than TES-                                                                    1,387   0.03     7.85%    126         0
--------------------------------------------------------------------------------------------------------------------
Other Held To Maturity Securities                                            3,789  45.83     4.57%    126       181
--------------------------------------------------------------------------------------------------------------------
Available For Sale Securities Issued By The Colombian Government - TES
Fixed Rate                                                                  10,616  25.26    11.57%    250       547
--------------------------------------------------------------------------------------------------------------------
Commercial Loans - Fixed Rate                                              615,264   3.65    15.11%    126     2,320
--------------------------------------------------------------------------------------------------------------------
Commercial Loans - Variable Rate                                         4,405,297   3.30    15.37%    126    14,985
--------------------------------------------------------------------------------------------------------------------
Mortgage Loans In Pesos                                                        945  18.10    15.11%    126        18
--------------------------------------------------------------------------------------------------------------------
Consumer Loans - Fixed Rate                                                469,029   7.06    23.15%    222     5,981
--------------------------------------------------------------------------------------------------------------------
Consumer Loans - Variable Rate                                             683,966   2.77    15.71%     30       467
--------------------------------------------------------------------------------------------------------------------
Small Loans - Fixed Rate                                                    27,648  10.96    15.11%    222       548
--------------------------------------------------------------------------------------------------------------------
Small Loans - Variable Rate                                                 68,737   2.51    15.70%     30        42
--------------------------------------------------------------------------------------------------------------------
Other Assets                                                                56,998  29.45    15.11%    126     1,732
--------------------------------------------------------------------------------------------------------------------
Rights Buyback Trading Securities Issued By The Colombian Government-
TES IPC Rate                                                                 3,784  14.66    12.88%    150        68
--------------------------------------------------------------------------------------------------------------------
Rights Buyback Trading Securities Issued By The Colombian Government-
TES Fixed Rate                                                             376,108  22.58    11.46%    150    10,446
--------------------------------------------------------------------------------------------------------------------
Rights Buyback Other Trading Securities Issued By The Colombian
Government (TES Not Included)                                               15,451   8.32    11.43%     30        32
--------------------------------------------------------------------------------------------------------------------
Rights Buyback Trading Securities Issued By Financial Institutions         133,110   1.85     9.77%     30        61
--------------------------------------------------------------------------------------------------------------------
Rights Buyback Other Marketable Trading Securities                          12,789   2.24    11.37%     30         7
--------------------------------------------------------------------------------------------------------------------
Rights Buyback Available For Sale Issued By The Colombian Government-
TES Fixed Rate                                                             567,777  24.65    11.57%    250    28,566
--------------------------------------------------------------------------------------------------------------------

LIABILITIES

--------------------------------------------------------------------------------------------------------------------
Non-Interest Bearing Checking Accounts                                   2,186,433  22.51     0.00%    126    51,390
--------------------------------------------------------------------------------------------------------------------
Interest Bearing Checking Accounts                                         356,388   3.90     2.41%    126     1,447
--------------------------------------------------------------------------------------------------------------------
Time Deposits                                                            1,896,069   2.08     8.48%    126     4,096
--------------------------------------------------------------------------------------------------------------------
Savings Deposits                                                            24,331   0.38     8.48%    126         9
--------------------------------------------------------------------------------------------------------------------
Saving Deposits                                                          2,167,489   0.89     4.49%    126     1,823
--------------------------------------------------------------------------------------------------------------------
Overnight Funds                                                             30,014   0.07     7.55%    135         2
--------------------------------------------------------------------------------------------------------------------
Repurchase Agreements                                                    1,016,574   0.28     6.28%    250       585
--------------------------------------------------------------------------------------------------------------------
Bank Acceptances Outsanding                                                  8,304   1.34     0.00%    126        12
--------------------------------------------------------------------------------------------------------------------
Interbank Borrowings                                                       584,695   2.49     4.54%    126     1,517
--------------------------------------------------------------------------------------------------------------------

SECURITY DERIVATIVES

--------------------------------------------------------------------------------------------------------------------
Forward Contracts Rights Issued By The Colombian Government- TES IPC        34,784  21.16    13.82%    150       904
Rate
--------------------------------------------------------------------------------------------------------------------
Forward Contracts Rights Issued By The Colombian Government- TES Fixed
Rate                                                                       114,112  24.67    11.60%    150     3,462
--------------------------------------------------------------------------------------------------------------------
Forward Contracts Rights Issued By The Colombian Government- Other Than
TES-                                                                           235  23.83     7.04%     30         1
--------------------------------------------------------------------------------------------------------------------
Forward Contracts Rights Issued By Financial Institutions                   21,508   2.28     9.26%     30        12
--------------------------------------------------------------------------------------------------------------------
Other Forward Contracts Rights                                               2,845   7.83    11.63%     30         6
--------------------------------------------------------------------------------------------------------------------
Forward Contracts Commitments To Discount                                 (158,719)  0.64     3.77%     30       (25)
--------------------------------------------------------------------------------------------------------------------
Forward Contracts Rights To Discount                                        78,900   1.00     3.67%     30        20
--------------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE FORWARDS

--------------------------------------------------------------------------------------------------------------------
Foreign Exchange Contracts Rights  In Local Currency                     1,083,436   6.31    10.00%     30     1,693
--------------------------------------------------------------------------------------------------------------------
Foreign Exchange Contracts Commitments  In Local Currency                 (548,567)  6.00    10.00%     30      (816)
--------------------------------------------------------------------------------------------------------------------

              BC's interest rate risk factors in local currency are basically, the DTF, the repo rate, interbanking rate, consumer credit rate, and Colombian Treasury bonds rate (TES). The DTF and the TES are the most volatile and largest value at risk outcomes. In the table above the securities that are affected by the DTF's risk factor are all the securities issue by financial institutiONS and the other securities. Although the largest asset are the loans, there average duration is 3.59 months compared to the duration of TES of which is
19.25 average months and the duration of the current account and savings accounts which provides the principal effect on the DTF risk factor outcome, is
11.16 months.

                      Ps million
       RISK FACTOR                     VaR
--------------------------------------------
DTF                                  (39,380)
Repurchase Agreements' Rate             (585)
Interbank Rate                             -
Consumer Loan Rate                     6,530
TES Rates                             50,148
============================================

              The average VaR for the TES factor in 2003 was Ps 60.630 million with a standard deviation of Ps 11,714 million. The DTF factor includes asset such as commercial credit and other investments different from TES. Also the DTF factor includes all liabilities in local currency except repos and interbanking operations and derivatives different from TES and forwards of foreign currency. As a result, the average VaR for the DTF factor for 2003 is Ps -49,778 million with a standard deviation of Ps 19,527 million of local currency. This values can me negative when the assets that are being affected by certain risk factor is smaller than the liabilities affected by the same risk factor. The VaR of this risk factor is lower than the average because this volatility of them is lower than the first semester of 2003. As mentioned before this volatilities are the ones published by the Superintendency of Banking.

              The table below provides information about BC's VaR calculations for all Balance Sheet items that are in a currency other than the peso or UVR. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net present value for the group
                  DUR:          Weighted  average duration for the group
                  Y:            Weighted  average yield  for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                                 (U.S. DOLLARS)

                                    US DOLARS

----------------------------------------------------------------------------------------------------------------------------
                                                                               NPV      DUR       Y      (delta)I        VaR
----------------------------------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------------------------------
Overnight Funds                                                                6,370    0.07    0.11%         12           0
----------------------------------------------------------------------------------------------------------------------------
Trading Securities Issued By The Colombian Goverment-Tes Index Trm               815   24.37    3.20%         12           2
----------------------------------------------------------------------------------------------------------------------------
Trading Securities Issued By The Colombian Goverment-Tes Yankees               2,661   39.97    4.74%         12          11
----------------------------------------------------------------------------------------------------------------------------
Other Trading Securities Issued By The Colombian Goverment (Other Than
Tes)                                                                         123,037   20.78    5.88%         12         254
----------------------------------------------------------------------------------------------------------------------------
Trading Securities Issued By Financial Institutions                                7   27.48    4.74%         12           0
----------------------------------------------------------------------------------------------------------------------------
Held To Maturity Securities Issued By The Colombian Goverment - (Other
Than Tes)                                                                     70,474   20.60    9.90%      41.18         493
----------------------------------------------------------------------------------------------------------------------------
Other Available For Sale Issued By The  Colombian Goverment (Tes Not
Included)                                                                     14,238   38.95    7.14%      41.18         189
----------------------------------------------------------------------------------------------------------------------------
Commercial Loans-Fixed Rate                                                    2,262    4.61    3.44%      41.18           4
----------------------------------------------------------------------------------------------------------------------------
Commercial Loans-Variable Rate                                               107,753    1.14    3.44%      41.18          42
----------------------------------------------------------------------------------------------------------------------------
Consumer Loans -Fixed Rate                                                     9,922    3.09   15.39%      41.18          10
----------------------------------------------------------------------------------------------------------------------------
Consumer Loans -Variable Rate                                                    681    1.24    3.44%       6.86           0
----------------------------------------------------------------------------------------------------------------------------

LIABILITIES

----------------------------------------------------------------------------------------------------------------------------
Interest Bearing Checking Accounts                                                12    8.33    3.51%         12           0
----------------------------------------------------------------------------------------------------------------------------
Savins Deposits                                                                   33   10.94    3.98%         12           0
----------------------------------------------------------------------------------------------------------------------------
Other                                                                          4,772    0.03    3.00%         12           0
----------------------------------------------------------------------------------------------------------------------------
Interbank Borrowings                                                         165,280    3.37    1.48%      41.18         191
----------------------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE FORWARDS

----------------------------------------------------------------------------------------------------------------------------
Foreign Exchange Contracts Rights  In Foreign Currency                       589,536    2.82    2.01%         12         166
----------------------------------------------------------------------------------------------------------------------------
Foreign Exchange Contracts Commitments  In Foreign Currency                 -724,880    3.86    2.04%         12        -279
----------------------------------------------------------------------------------------------------------------------------


              The risk factors of the interest rate risk in foreign currency are the Libor and the Money Market rates. These rates are not very volatile. The average VaR for the Libor factor in 2003 was Ps 1,524 million with a standard deviation of Ps 605 million. The Libor rate risk factor affects assets such as commercial and consumer loans and long-term investment. On the other hand the average VaR for the Money Market factor for 2003 is Ps 412 million with a standard deviation of Ps 152 million. The Money Market factor affects Colombian short-term Treasury bonds, liabilities and foreign exchange forwards.

                Ps million
--------------------------------------
   RISK FACTOR                   VaR
--------------------------------------
--------------------------------------
Libor                           1,521
Money Market USD                  427
======================================

              The table below provides information about BC's VaR calculations for all Balance Sheet items that are in UVR. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net present value for the group
                  DUR:          Weighted  average duration for the group
                  Y:            Weighted  average yield for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate

                            INTEREST RATE RISK IN UVR

                          UVR
----------------------------------------------------------------------------------------------------------------------
                                                               S NPV         DUR       Y       (delta)I           VaR
----------------------------------------------------------------------------------------------------------------------
ASSETS
----------------------------------------------------------------------------------------------------------------------
Trading Securities Issued By The Colombian Government -TES
Fixed Rate                                                   154,780,606     32.27    4.86%       12.4         513,860
----------------------------------------------------------------------------------------------------------------------
Trading Securities Issued By Financial Institutions          236,186,808     14.20    9.53%       12.4         343,756
----------------------------------------------------------------------------------------------------------------------
Other Marketable Trading Securities                          109,184,310     31.20    3.88%       12.4         350,707
----------------------------------------------------------------------------------------------------------------------
Held To Maturity Securities Issued By The Colombian        1,154,910,599     99.55    0.00%       12.4      11,874,100
Government - Other Than TES-
----------------------------------------------------------------------------------------------------------------------
Rights Buyback Trading Securities Issued By The Colombian
Government- TES Fixed Rate                                   503,773,012      4.87    2.38%       12.4         252,702
----------------------------------------------------------------------------------------------------------------------
Rights Buyback Trading Securities Issued By Financial
Institutions                                                  70,477,172      8.37   17.29%       12.4          60,133
----------------------------------------------------------------------------------------------------------------------
Other Rights Buyback Trading Securities                      243,379,407     28.01    3.52%       12.4         701,913
----------------------------------------------------------------------------------------------------------------------

SECURITY DERIVATIVES

----------------------------------------------------------------------------------------------------------------------
Forward Contracts Rights To Discount                         484,141,198      0.00    0.00%       12.4               0
----------------------------------------------------------------------------------------------------------------------

              The risk factor for all the positions in UVR is the Real Rate risk factor. The average VaR for the Real Rate factor in 2003 was Ps 1,744 million with a standard deviation of Ps 779 million.

               Ps million
--------------------------------------
RISK FACTOR                       VaR
--------------------------------------
--------------------------------------
Real Rate                        1,943
======================================

              The table below provides information about BC's VaR calculations for changes in the price of a currency other than the peso. It shows the following information for each specific currency:

                  NET POSITION:   Net position for that currency presented in
                                  the original currency
                  PRICE:          Price of the currency on the day of
                                  calculation
                  PESOS VALUE:    Net position of that currency  presented in
                                  pesos
                  (delta)i:       Maximum variation of the price of the currency
                  VaR:            Value at risk for the  group for changes in
                                  the price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

                                                          ---------------------------------------------------------------------
                   FOREIGN CURRENCY                       NET POSITION     PRICE     PESOS VALUE      (delta)I            VaR
-------------------------------------------------------------------------------------------------------------------------------
U.S dollars                                                     (86,110)    2,778      (239,233)        2.63%            (6,292)
-------------------------------------------------------------------------------------------------------------------------------
Japanese Yen                                                      1,281        26            33         5.18%                 2
-------------------------------------------------------------------------------------------------------------------------------
British Pound                                                       150     4,943           742         2.63%                20
-------------------------------------------------------------------------------------------------------------------------------
Venezuelan Bolivar                                                8,261         2            14         2.63%                 -
-------------------------------------------------------------------------------------------------------------------------------
Canadian Dollars                                                    179     2,139           382         2.63%                10
-------------------------------------------------------------------------------------------------------------------------------
Swiss Franc                                                          34     2,231            75         2.63%                 2
-------------------------------------------------------------------------------------------------------------------------------
Euro                                                                202     3,482           702         5.45%                38
-------------------------------------------------------------------------------------------------------------------------------
Swedish Krona                                                        17       383             6         2.63%                 -
-------------------------------------------------------------------------------------------------------------------------------
Danish Krone                                                         60       468            28         2.63%                 1
-------------------------------------------------------------------------------------------------------------------------------
VALUE AT RISK                                                                          (237,251)                         (6,219)
-------------------------------------------------------------------------------------------------------------------------------
UVR                                                       2,956,833,112    137,84       407,583         3.90%            15,896
-------------------------------------------------------------------------------------------------------------------------------

STOCK

-------------------------------------------------------------------------------------------------------------------------------
Trading Investments - Tradable                                        -                                 6.00%                 -
-------------------------------------------------------------------------------------------------------------------------------
Trading Investments - Nontradable - Not Registered In
Exchange                                                              -                                 9.00%                 -
-------------------------------------------------------------------------------------------------------------------------------
Permanent Investments - Available For Sale - Tradable           541,421                                 6.00%            32,485
-------------------------------------------------------------------------------------------------------------------------------
Permanent Investments - Available For Sale - Nontradable
- Not Registered In Exchange                                     19,198                                 9.00%             2,073
-------------------------------------------------------------------------------------------------------------------------------
Investments Held To Maturity - Equity Securities                      -                                 9.00%                 -
-------------------------------------------------------------------------------------------------------------------------------
Investments In Investment Funds                                       -                                 6.00%                 -
-------------------------------------------------------------------------------------------------------------------------------
VALUE AT RISK                                                                                                            44,235
-------------------------------------------------------------------------------------------------------------------------------

              The risk factors regarding foreign exchange risk are the TRM (the dollar representative market rate), the EURO and the YEN. The net position could be negative if we have an amount in short position larger that the amount in the long position. The UVR risk factor is considered to be similar to foreign exchange, which means that a UVR position has two kinds of market risk, interest rate risk and price risk. Finally, the last risk factor is the IGBC (Colombian Stock Exchange General Rate) which is the one that applies for all stock. The TRM includes the American Dollar, the British Pound, the Venezuelan Bolivar, the Canadian Dollar, the Swiss Franc, the Swedish Krona and the Danish Krone. The more volatile VaR outcomes are the UVR and TRM risk factors followed by the IGBC. The average VaR for the UVR factor in 2003 was Ps 11,807 million with a standard deviation of Ps 3,531 million. The average VaR for the TRM factor in 2003 is Ps-10,889 million with a standard deviation of Ps 4,562 million. The average VaR for the IGBC factor in 2003 is Ps 35,754 million with a standard deviation of Ps 2,684 million.

               Ps million
--------------------------------------
RISK FACTOR                       VaR
--------------------------------------
--------------------------------------
   UVR                          15,896
   TRM                          (6,259)
   EURO                             38
   YEN                               2
   IBC                          34,558
======================================

              After using the VaR(TOTAL) formula, according to "Total Market Risk Value" section, the Aggregate Market Value at Risk of the Bank in December 31, 2003 was equal to Ps 39,635 million of local currency. The Bank follows the Superintendency of Banking regulations, until December 31, 2003 the Bank must include in the solvency rate formula 80% of the Aggregate Market Value at Risk, Ps 31,708 million of local currency.

SOLVENCY RATE FORMULA:

               Capital/Risk_Weighted_Assets+(Var*(100/9))] > or = 9%

              The Bank's average Total Market Risk Value for 2003 was Ps 46,897 million with a standard deviation of Ps 8,661 million. The maximum value during 2003 was Ps 58,822 million in March 2003, and the minimum value during 2003 was Ps 37,286 million in November 2003. Most of the decline in the Total Market Risk Value during 2003 can be explained by a reduction in the volatility of the local currency risk factor. In addition, since the most influential factor of the outcome of the Total Market Risk Value is the match between the TES risk factor and the DTF risk factor during 2003, was that the duration of the TES has had a reduction and causing a reduction on the duration of the current account, resulting in a lower Aggregate VaR. This happens because as was mentioned before the duration of the current accounts and savings accounts classified in the first bracket is equal to five (5) days and the duration of the values classified in each time horizon bracket is equal to the weighted average duration of the assets for each of them.

    COLCORP

              The table below provides information about Colcorp's VaR calculations for all Balance Sheet items that are in pesos. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net present value for the group
                  DUR:          Weighted  average duration for the group
                  Y:            Weighted  average yield  for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (PS MILLION)

                      VALUE AT RISK FOR PS (LOCAL CURRENCY)

                                                                          S NPV    DUR       Y        (delta)I       VaR
------------------------------------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------------------------------------
Trading Securities Issued By The Colombian Government -TES IPC Rate         950   17.31    12.76%        150          20
------------------------------------------------------------------------------------------------------------------------
Trading Securities Issued By The Colombian Government -(TES Not              48    3.00    11.48%         30           0
Included)
------------------------------------------------------------------------------------------------------------------------
Trading Securities Issued By Financial Institutions                      12,151    2.64    10.27%         30           8
------------------------------------------------------------------------------------------------------------------------
Other Marketable Trading Securities                                      16,218   12.55    14.48%         30          50
------------------------------------------------------------------------------------------------------------------------
Held To Maturity Securities Issued By The Colombian Government -
TES  Fixed Rate                                                           2,175    0.27    10.05%        250           1
------------------------------------------------------------------------------------------------------------------------
Available For Sale Issued By The Colombian Government- (TES Not
Included)                                                                 1,649    2.31     5.41%        126           4
------------------------------------------------------------------------------------------------------------------------
Other Held To Maturity Securities                                         1,603    3.56     6.34%        126           6
------------------------------------------------------------------------------------------------------------------------
Commercial Loans- Variable Rate                                          10,830    4.24    12.17%        126          47
------------------------------------------------------------------------------------------------------------------------
Mortgage Loans In Pesos                                                     626   38.97    13.71%        126          25
------------------------------------------------------------------------------------------------------------------------
Rights Buyback Trading Securities Issued By The Colombian
Government- TES IPC Rate                                                    285    1.83     8.25%        150           1
------------------------------------------------------------------------------------------------------------------------
Rights Buyback Trading Securities Issued By The Colombian
Government- TES Fixed Rate                                                3,386   13.28    10.57%        150          55
------------------------------------------------------------------------------------------------------------------------
Rights Buyback Trading Securities Issued By Financial Institutions          833    5.08    10.29%         30           1
------------------------------------------------------------------------------------------------------------------------
Rights Buyback Held To Maturity Securities Issued By The Colombian
Government - (Other Than TES)                                             1,384    0.91     5.08%        126           1
------------------------------------------------------------------------------------------------------------------------

LIABILITIES

------------------------------------------------------------------------------------------------------------------------
Time Deposits                                                            51,335    1.65    10.59%        126          88
------------------------------------------------------------------------------------------------------------------------
Repurchase Agreements                                                     5,103    0.77     7.98%        250           8
------------------------------------------------------------------------------------------------------------------------
Interbank Borrowings                                                     10,920    4.66     8.59%        126          53
------------------------------------------------------------------------------------------------------------------------

SECURITY DERIVATIVES

------------------------------------------------------------------------------------------------------------------------
Other Forward Contracts Rights                                            8,673   11.31     0.00%         30          24
------------------------------------------------------------------------------------------------------------------------
Forward Contracts Commitments To Discount                                (7,229)   0.07     0.00%         30           0
------------------------------------------------------------------------------------------------------------------------
Forward Contracts Rigths To Discount                                        906    0.07    12.34%         30           0
------------------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE FORWARDS

------------------------------------------------------------------------------------------------------------------------
Foreign Exchange Contracts Rights  In Local Currency                      5,556    0.30     8.00%         30           0
------------------------------------------------------------------------------------------------------------------------

              The table below provides information about Colcorp's VaR calculations for all Balance Sheet items that are in a currency other than pesos or UVR. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net present value for the group
                  DUR:          Weighted  average duration for the group
                  Y:            Weighted   average yield  for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                                 (U.S. DOLLARS)

                 U.S. DOLLARS

----------------------------------------------------------------------------------------
ASSETS                                              S NPV    DUR     Y   (delta)I    VaR
----------------------------------------------------------------------------------------
Trading Securities Issued By Financial              1,109   27.47  4.74%    12        3
Institutions
---------------------------------------------------------------------------------------

FOREIGN EXCHANGE FORWARDS

---------------------------------------------------------------------------------------
Foreign Exchange Contracts Commitments  In
Foreign Currency                                    2,000    0.30  5.00%    12        -
---------------------------------------------------------------------------------------

              The table below provides information about Colcorp's VaR calculations for all Balance Sheet items that are in UVR. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net present value for the group
                  DUR:          Weighted  average duration for the group
                  Y:            Weighted  average yield  for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate

                            INTEREST RATE RISK IN UVR

                              UVR
-----------------------------------------------------------------------------------------------------------------
ASSETS                                                              S NPV      DUR     Y     (delta)I         VaR
-----------------------------------------------------------------------------------------------------------------
Trading Securities Issued By Financial Institutions               7,494,984   22.12  5.22%      12.4       17,053
-----------------------------------------------------------------------------------------------------------------
Held To Maturity Securities Issued By The Colombian Government
- (Not Included TES)                                             14,148,200  102.36  0.00%      12.4      149,569
-----------------------------------------------------------------------------------------------------------------

              The table below provides information about Colcorp's VaR calculations for changes in the price of a currency other than peso. It shows the following information for each group which represent an specific currency:

                  NET POSITION:   Net position for that currency presented in
                                  the original currency
                  PRICE:          Price of the currency on the day of
                                  calculation
                  PESOS VALUE:    Net position of that currency  presented in
                                  pesos
                  (delta)i:       Maximum variation of the price of the currency
                  VaR:            Value at risk for the group for changes in the
                                  price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

-----------------------------------------------------------------------------------------------------------------------------------
                     FOREIGN CURRENCY                               NET POSITION      PRICE   PESOS VALUE     (delta)I         VaR
-----------------------------------------------------------------------------------------------------------------------------------
U.S dollars                                                               2,619     2,778,21     7,276          2.63%           191
-----------------------------------------------------------------------------------------------------------------------------------
VALUE AT RISK                                                                                    7,276                          191
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
UVR                                                                  21,643,184       137,84     2,983          3.90%           116
-----------------------------------------------------------------------------------------------------------------------------------

STOCK

-----------------------------------------------------------------------------------------------------------------------------------
Permanent Investments - Available For Sale - Tradable                    55,549                                 6.00%         3,333
-----------------------------------------------------------------------------------------------------------------------------------
Permanent Investments - Available For Sale - Nontradable - Not          126,522                                 9.00%        13,664
Registered In Exchange
-----------------------------------------------------------------------------------------------------------------------------------
Investments In Investment Funds                                              10                                 6.00%             1
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                                  0
-----------------------------------------------------------------------------------------------------------------------------------
 VALUE AT RISK                                                                                                               17,306
-----------------------------------------------------------------------------------------------------------------------------------

              Ps million
--------------------------------------
   RISK FACTOR                    VaR
--------------------------------------
--------------------------------------
DTF                                 27
Repo Rate                           (8)
Real Rate                           23
Money Market USD                     8
TES Rate                            77
UVR                                116
TRM                                191
IBC                             16,998
======================================

              Colcorp's main assets are investments and stocks, and were the most relevant factor affecting the IGBC risk factor and the TES risk factor during 2003. Its liabilities are basically Certificates of Deposit, Interbanking operations and repurchase agreements.

              The average VaR for the IGBC during 2003 was Ps 19,168 million with a standard deviation of Ps 2,046 million, and the average VaR for TES during 2003 was Ps 544 million with a standard deviation of Ps 338 million. As of December 31, 2003, Colcorp's Total Market Risk Value was Ps 16,893 million. Its average Total Market Risk Value during 2003 was Ps 18,271 million, with a maximum value during 2003 of Ps 20,776 million and a minimum value during 2003 of Ps 16,319 million. The main reason for the decline of Colcorp's Total Market Risk Value during 2003 was the reduced volatility of the local currency risk factor.

    LEASING COLOMBIA

              The table below provides information about Leasing Colombia's VaR calculations for all Balance Sheet items that are in pesos. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net  present value for the group
                  DUR:          Weighted  average duration for the group
                  Y:            Weighted  average yield  for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (PS MILLION)

                    VALUE AT RISK FOR PESO ( LOCAL CURRENCY )

---------------------------------------------------------------------------------------------------------------
                                                                  S NPV         DUR       Y     (delta)I   VaR
---------------------------------------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------------------------------------
Overnight Funds                                                    1,500        0.07     7.57%     135        0
---------------------------------------------------------------------------------------------------------------
Trading Securities Issued By The Colombian Government -TES         4,288       15.01    10.64%     150       79
Fixed Rate
---------------------------------------------------------------------------------------------------------------
Trading Securities Issued By The Colombian Government
-Other Than TES-                                                     827       10.68    11.37%      30        2
---------------------------------------------------------------------------------------------------------------
Trading Securities Issued By Financial Institutions                1,814        1.10     9.22%      30        0
---------------------------------------------------------------------------------------------------------------
Held To Maturity Securities Issued By The Colombian
Government - Other Than TES-                                         215        8.16     7.66%     126        2
---------------------------------------------------------------------------------------------------------------
Held To Maturity Securities Issued By Financial Institutions       4,159        0.99     4.98%     126        4
---------------------------------------------------------------------------------------------------------------
Commercial Loans- Fixed Rate                                         337       15.55    14.94%     126        5
---------------------------------------------------------------------------------------------------------------
Commercial Loans- Variable Rate                                   10,151        3.49    14.94%     126       37
---------------------------------------------------------------------------------------------------------------
Consumer Loans - Fixed Rate                                        2,869       16.26    14.94%     222       84
---------------------------------------------------------------------------------------------------------------
Consumer Loans - Variable Rate                                    24,049        2.78    14.94%      30       16
---------------------------------------------------------------------------------------------------------------
Small Loans - Fixed Rate                                              24       13.72    14.94%     222        1
---------------------------------------------------------------------------------------------------------------
Small Loans - Variable Rate                                          293        3.55    14.94%      30        0
---------------------------------------------------------------------------------------------------------------
Contingencies                                                    514,981        6.10    14.94%     126    3,241
---------------------------------------------------------------------------------------------------------------

LIABILITIES

---------------------------------------------------------------------------------------------------------------
Time Deposits                                                    297,248        3.07     9.28%     126      946
---------------------------------------------------------------------------------------------------------------
Repurchase Agreements                                              2,858        0.77     7.98%     250        4
---------------------------------------------------------------------------------------------------------------
Interbank Borrowings                                             137,477        9.64     9.31%     126    1,374
---------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                    36,994        3.46     9.28%     126      133
---------------------------------------------------------------------------------------------------------------

SECURITY DERIVATIVES

---------------------------------------------------------------------------------------------------------------
Forward Contracts Rights Issued By The Colombian
Government- TES Fixed Rate                                         2,257       13.28    10.57%     150       37
---------------------------------------------------------------------------------------------------------------
Forward Contracts Commitments To Discount                         (2,264)       1.13     5.31%      30      (1)
---------------------------------------------------------------------------------------------------------------

              The table below provides information about Leasing Colombia's VaR calculations for all Balance Sheet that are in a currency other than pesos or UVR. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net  present value for the group
                  DUR:          Weighted   average duration for the group
                  Y:            Weighted  average yield  for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY

                                 (U.S. DOLLARS)

                      U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
LIABILITIES                                                     S NPV        DUR       Y      (delta)I     VaR
--------------------------------------------------------------------------------------------------------------
Interbank Borrowings                                             265        0.56     2.14%      41.18       -
-------------------------------------------------------------------------------------------------------------

              The table below provides information about Leasing Colombia's VaR calculations for all Balance Sheet items that are in UVR. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net  present value for the group
                  DUR:          Weighted average duration for the group
                  Y:            Weighted  average yield  for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate

                            INTEREST RATE RISK IN UVR

                              UVR
--------------------------------------------------------------------------------------------------------------------
ASSETS                                                              S NPV         DUR      Y     (delta)I      VaR
--------------------------------------------------------------------------------------------------------------------
Trading Securities Issued By Financial Institutions              17,385,763      54.60   12.53%     12.4      97,068
--------------------------------------------------------------------------------------------------------------------
Held To Maturity Securities Issued By The Colombian Government   34,164,000     101.79    0.00%     12.4     359,148
- Other Than TES-
--------------------------------------------------------------------------------------------------------------------
Rights Buyback Trading Securities Issued By The Colombian        21,101,800       4.87    2.38%     12.4      10,585
Government- TES Fixed Rate
--------------------------------------------------------------------------------------------------------------------

              The table below provides information about Leasing Colombia's VaR calculations for changes in the price of a currency other than pesos. It shows the following information for each group which represent a specific currency:

                  NET POSITION:   Net  position for that currency presented in
                                  the original currency
                  PRICE:          Price of the currency on the day of
                                  calculation
                  PESOS VALUE:    Net position of that currency  presented in
                                  pesos
                  (delta)i:       Maximum variation of the price of the currency
                  VaR:            Value at risk for the group for changes in the
                                  price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

----------------------------------------------------------------------------------------------------
       FOREIGN CURRENCY                              NET POSITION        PRICE    PESOS VALUE  (delta)I     VaR
---------------------------------------------------------------------------------------------------------------
U.S. dollars                                                (265)       2,778,21      (736)       2.63%     (19)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
VALUE AT RISK                                                                         (736)                 (19)
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
UVR                                                   72,651,563          137,84    10,015        3.90%     391
---------------------------------------------------------------------------------------------------------------

STOCK

---------------------------------------------------------------------------------------------------------------
Investments In Investment Funds                        1,191,127                                  6.00%      86
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
VALUE AT RISK                                                                                               457
---------------------------------------------------------------------------------------------------------------

               Ps million
----------------------------------------
    RISK FACTOR                      VaR
----------------------------------------
----------------------------------------
DTF                                  855
Repo Rate                             (4)
Real Rate                             64
Consumer Loans Rate                   85
TES Rate                             116
UVR                                  391
TRM                                  (19)
IBC                                   86
========================================

              Leasing Colombia's main assets are the leasing operations that are shown in the contingency entry, where the risk factor is the DTF. Its liabilities are basically Certificates of Deposit and loans form banks where the DTF is also the main risk factor.

              The average VaR for the DTF during 2003 was Ps 912 million with a standard deviation of Ps 862 million. As of December 31, 2003, Total Market Risk Value was Ps 1,342 million. The average Total Market Risk Value during 2003 was Ps 1,403 million, with a maximum value during 2003 of Ps 1,831 million and a minimum value of Ps 870 million. The main reason for the decline of Leasing Colombia's Total Market Risk Value during 2003 was the reduced volatility of the local currency risk factor.

    SUFINANCIAMIENTO

              The table below provides information about Sufinanciamiento's VaR calculations for all Balance Sheet items that are in pesos. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net  present value for the group
                  DUR:          Weighted  average duration for the group
                  Y:            Weighted  average yield  for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (PS MILLION)

                    VALUE AT RISK FOR PESO ( LOCAL CURRENCY )

---------------------------------------------------------------------------------------------------------
                                                             S NPV     DUR         Y      (delta)I    VaR
---------------------------------------------------------------------------------------------------------
ASSETS
Overnight Funds                                                 501    0.33       7.92%      135        0
---------------------------------------------------------------------------------------------------------
Trading Securities Issued By The Colombian Government           332   22.75       8.21%       30        2
-Other Than TES-
---------------------------------------------------------------------------------------------------------
Other Marketable Trading Securities                           3,135   22.29       8.97%       30       17
---------------------------------------------------------------------------------------------------------
Commercial Loans- Fixed Rate                                  4,194    3.35      25.62%      126       14
---------------------------------------------------------------------------------------------------------
Commercial Loans- Variable Rate                             128,178    0.52      29.73%      126       68
---------------------------------------------------------------------------------------------------------
Consumer Loans - Fixed Rate                                  12,640    3.28      26.18%      222       74
---------------------------------------------------------------------------------------------------------
Consumer Loans - Variable Rate                              153,786    0.51      29.72%       30       19
---------------------------------------------------------------------------------------------------------
Other Assets                                                  1,335    0.54      29.72%      126        1
---------------------------------------------------------------------------------------------------------

LIABILITIES

---------------------------------------------------------------------------------------------------------
Time Deposits                                               235,543    2.92      10.07%      126      713
---------------------------------------------------------------------------------------------------------
Interbank Borrowings                                         19,739    0.74       7.94%      126       15
---------------------------------------------------------------------------------------------------------

              The table below provides information about Sufinanciamiento's VaR calculations for changes in the price of a currency other than pesos. It shows the following information for each group which represent an specific currency:

                  NET POSITION:   Net  position for the currency presented in
                                  the original currency
                  PRICE:          Price of the currency on the day of
                                  calculation
                  PESOS VALUE:    Net position of the currency presented in
                                  pesos
                  (delta)i:       Maximum variation of the price of the currency
                  VaR:            Value at risk for the group for changes in the
                                  price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

------------------------------------------------------------------------------------------------------------------
              FOREIGN CURRENCY                            NET POSITION    PRICE      PESOS VALUE   (delta)I    VaR
------------------------------------------------------------------------------------------------------------------
STOCK
------------------------------------------------------------------------------------------------------------------
Permanent Investments - Available For Sale - Tradable         9,849                                  6.00%     591
------------------------------------------------------------------------------------------------------------------

                Ps million
----------------------------------------
     RISK FACTOR                     VaR
----------------------------------------
---------------------------------------
DTF                                (606)
Consumer Loans Rate                  74
IBC                                   -
=======================================

              Sufinanciamiento's main assets are loans, were the risk factor is the DTF. Its liabilities are basically Certificates of Deposit and loans form banks where the DTF is also the main risk factor.

              The average VaR for the DTF during 2003 was Ps -627 million with a standard deviation of Ps 183 million. As of December 31, 2003 Total Market Risk Value was Ps 536 million. The average Total Market Risk Value of Sufinanciamiento during 2003 was Ps 571 million, a maximum value of Ps 869 million and a minimum value of Ps 359 million. The main reason for the decline of Sufinanciamiento's Total Market Risk Value during 2003 was the reduced volatility of the local currency risk factor.

    FIDUCOLOMBIA

              The table below provides information about Fiducolombia's VaR calculations for all Balance Sheet items that are in pesos. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net  present value for the group
                  DUR:          Weighted  average duration for the group
                  Y:            Weighted  average yield  for the group

                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (PS MILLION)

                    VALUE AT RISK FOR PESO ( LOCAL CURRENCY )

--------------------------------------------------------------------------------------------------------------
ASSETS                                                         S NPV     DUR       Y         (delta)I      VaR
--------------------------------------------------------------------------------------------------------------
Trading Securities Issued By The Colombian Government -TES      7,351    5.19    10.37%         150         47
Fixed Rate
--------------------------------------------------------------------------------------------------------------
Other Trading Securities Issued By The Colombian Government     2,051    9.51    10.08%          30          5
( Other Than TES )
--------------------------------------------------------------------------------------------------------------
Trading Securities Issued By Financial Institutions            15,752    2.16     9.73%          30          8
--------------------------------------------------------------------------------------------------------------
Other Marketable Trading Securities                             6,557    5.46    10.89%          30          9
--------------------------------------------------------------------------------------------------------------
Held To Maturity Securities Issued By The Colombian
Government - TES  Fixed Rate                                    9,331   10.74    12.69%         250        204
--------------------------------------------------------------------------------------------------------------
Available For Sale Securities Issued By The Colombian
Government - TES Fixed Rate                                     4,092   30.03    12.59%         250        251
--------------------------------------------------------------------------------------------------------------
Available For Sale Issued By The  Colombian Government- TES
Fixed Rate
--------------------------------------------------------------------------------------------------------------

              The table below provides information about Fiducolombia's VaR calculations for all Balance Sheet items that are in a currency other than pesos or UVR. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net present value for the group
                  DUR:          Weighted average duration for the group
                  Y:            Weighted average yield  for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                                 (U.S. DOLLARS)

                    U.S. DOLLARS
---------------------------------------------------------------------------------------------------
ASSETS                                                      S NPV    DUR      Y      (delta)I   VaR
---------------------------------------------------------------------------------------------------
Trading Securities Issued By The Colombian Government        133    10.60   2.13%        12      -
-TES Index TRM
--------------------------------------------------------------------------------------------------

              The table below provides information about Fiducolombia's VaR calculations for all Balance Sheet items that are in UVR. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net present value for the group
                  DUR:          Weighted  average duration for the group
                  Y:            Weighted average yield  for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate

                            INTEREST RATE RISK IN UVR

               UVR
--------------------------------------------------------------------------------------------------------
ASSETS                                                   S NPV        DUR       Y    (delta)I      VaR
--------------------------------------------------------------------------------------------------------
Other Marketable Trading Securities                    43,9091.49    27.87    3.57%    12.4      126,026
--------------------------------------------------------------------------------------------------------

              The table below provides information about Fiducolombia's VaR calculations for changes in the price of a currency other than pesos. It shows the following information for each group which represent an specific currency:

                  NET POSITION:   Net  position for the currency presented in
                                  the original currency
                  PRICE:          Price of the currency on the day of
                                  calculation
                  PESOS VALUE:    Net Position of that currency  presented in
                                  Pesos
                  (delta)i:       Maximum variation of the price of the currency
                  VaR:            Value at risk for the group for changes in the
                                  price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

--------------------------------------------------------------------------------------------------------------------------
                     FOREIGN CURRENCY                          NET POSITION     PRICE       PESOS VALUE  (delta)I      VaR
--------------------------------------------------------------------------------------------------------------------------
U.S dollars                                                            133     2,778,21          368      2.63%         10
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
 VALUE AT RISK                                                                                   368                    10
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
UVR                                                             43,909,149       137,84        6,053      3.90%        236
--------------------------------------------------------------------------------------------------------------------------

STOCK

--------------------------------------------------------------------------------------------------------------------------
Permanent Investments - Available For Sale - Nontradable -
Not Registered In Exchange                                           1,052                                9.00%        114
--------------------------------------------------------------------------------------------------------------------------
Investments In Investment Funds                                        108                                6.00%          8
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
VALUE AT RISK                                                                                                          367
--------------------------------------------------------------------------------------------------------------------------

               Ps million
-----------------------------------------
RISK FACTOR                           VaR
-----------------------------------------
-----------------------------------------
DTF                                   22
Real Rate                             17
TES Rate                             502
UVR                                  236
TRM                                   10
IBC                                  121
=========================================

              Fiducolombia's Total Market Risk Value relates to its investments. The most significant risk factor is the TES. The average VaR for the TES during 2003 was Ps 436 million with a standard deviation of Ps 134 million. As of December 31, 2003, the Total Market Risk Value was Ps 606 million. The average Total Market Risk Value of Fiducolombia during 2003 was Ps 509 million, with a maximum value of Ps 658 million and a minimum value of Ps 338 million. The main reason for the decline of Fiducolombia's Total Market Risk Value during 2003 was the reduced volatility of the local currency risk factor.

    COMICOL

              The table below provides information about Comicol's VaR calculations for all Balance Sheet items that are in pesos. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net  present value for the group
                  DUR:          Weighted average duration for the group
                  Y:            Weighted  average yield  for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate.

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (PS MILLION)

                    VALUE AT RISK FOR PESO (LOCAL CURRENCY)

-------------------------------------------------------------------------------------------------------------------------------
                                                                             NPV          DUR         Y      (delta)I     VaR
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
Trading Securities Issued By The Colombian Government -TES Dtf Rate        2,814.23       1.96      9.61%       150        6.79
-------------------------------------------------------------------------------------------------------------------------------
Other Trading Securities                                                   2,667.10       7.17      9.05%        30        4.74
-------------------------------------------------------------------------------------------------------------------------------
Available For Sale Issued By The Colombian Government- (TES Not
Included)                                                                     53.55      27.30      7.94%       126        1.52
-------------------------------------------------------------------------------------------------------------------------------
Rights Buyback Trading Securities Issued By The Colombian Government-
TES IPC Rate                                                              25,638.16      31.24     12.21%       150      984.91
-------------------------------------------------------------------------------------------------------------------------------
Rights Buyback Other Trading Securities Issued By The Colombian
Government ( TES Not Included )                                              240.17      50.34     15.21%        30        2.98
-------------------------------------------------------------------------------------------------------------------------------
Rights Buyback Trading Securities Issued By Financial Institutions           502.05       2.84      9.89%        30        0.35
-------------------------------------------------------------------------------------------------------------------------------
Rights Buyback Other Marketable Trading Securities                         2,246.31       7.13      9.22%        30        3.97
-------------------------------------------------------------------------------------------------------------------------------

LIABILITIES

-------------------------------------------------------------------------------------------------------------------------------
Repurchase Agreements                                                        65,069       0.12      2.03%       250          17
-------------------------------------------------------------------------------------------------------------------------------

              The table below provides information about Comicol's VaR calculations for all Balance Sheet items that are in UVR. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:          Sum of the net present value for the group
                  DUR:          Weighted average duration for the group
                  Y:            Weighted average yield  for the group
                  (delta)i:     Maximum variation of the interest rate
                  VaR:          Value at risk for the group for changes in the
                                interest rate.

                            INTEREST RATE RISK IN UVR

                           UVR
--------------------------------------------------------------------------------------------------------------------
ASSETS                                                                NPV          DUR        Y    (delta)I    VaR
--------------------------------------------------------------------------------------------------------------------

Trading Securities Issued By The Colombian Government-TES          8,738,991      30.89     3.76%     12.4    27,797
Fixed Rate
--------------------------------------------------------------------------------------------------------------------
Rights Buyback Trading Securities Issued By The Colombian        265,961,500      36.10     5.60%     12.4   987,161
Government-TES Fixed Rate
--------------------------------------------------------------------------------------------------------------------

              The table below provides information about Comicol's VaR calculations for changes in the price of a currency other than pesos. It shows the following information for each group which represent an specific currency:

                  NET POSITION:  Net position for that currency presented in the original currency
                  PRICE:         Price of the currency on the day of calculation
                  PESOS VALUE:   Net position of that currency presented in
                                 pesos
                  (delta)i:      Maximum variation of the price of the currency
                  VaR:           Value at risk for the group for changes in the
                                 price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

---------------------------------------------------------------------------------------------------------
                     FOREIGN CURRENCY           NET POSITION      PRICE   PESOS VALUE   (delta)I     VaR
---------------------------------------------------------------------------------------------------------
UVR                                              255,811,275      137.84     35,262       3.90%     1,375
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Stock
---------------------------------------------------------------------------------------------------------
Trading Investments - Tradable                           500                              6.00%        30
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
Value at risk                                                                                       1,405
---------------------------------------------------------------------------------------------------------

                Ps million
----------------------------------------
RISK FACTOR                         VaR
----------------------------------------
----------------------------------------
DTF                                   14
Repo Rate                            (17)
Real Rate                            140
TES Rate                             992
UVR                                1.375
IBC                                   30
========================================

              Comicol's Total Market Risk Value is determined by the Company's investment. The most significant risk factor during 2003 was the TES. The average VaR for the TES during 2003 was Ps 1,222 million with a standard deviation of Ps 682 million. As of December 31, 2003, the Total Market Risk Value was Ps 2,156 million. The average Total Market Risk Value of Comicol during 2003 was Ps 1,571 million. The main reason for the decline of Comicol's Total Market Risk Value during 2003 was the reduced volatility of the local currency risk factor.

  BANCOLOMBIA (PANAMA) AND BANCOLOMBIA CAYMAN

-----------------------------------------------
       RISK FACTORS                       VaR
-----------------------------------------------
Republic of Colombia 2008                 2,662
-----------------------------------------------
Republic of Colombia 2004                     5
-----------------------------------------------
Republic of Colombia 2009                 4,258
-----------------------------------------------
Republic of Colombia 2011                    70
-----------------------------------------------
Republic of Colombia 2006                   393
-----------------------------------------------
Republic of Colombia 2012                   271
-----------------------------------------------
Republic of Colombia 2010                    47
-----------------------------------------------
Republic of Colombia 2016                   189
-----------------------------------------------
Libor 3 months                                4
-----------------------------------------------
Republic of Colombia 2005                     7
-----------------------------------------------
C-Bond                                       72
-----------------------------------------------
Corporate 2006  (Enersis S.A)               233
-----------------------------------------------
Corporate 2004  (Ecopetrol)                   0
-----------------------------------------------
INMEX                                       208
-----------------------------------------------
Corporate 2006  (FEN)                       317
-----------------------------------------------
Republic of Panama 2026                      31
-----------------------------------------------
Structured notes                          1,064
-----------------------------------------------
Libor 1 month                                 2
-----------------------------------------------
Corporate 2004  (ABN Amro)                    1
-----------------------------------------------
Corporate 2004  (Itau)                      202
-----------------------------------------------
Corporate 2004  (Unibanco)                   14
-----------------------------------------------
Corporate 2004  (Bradesco)                6,867
-----------------------------------------------
Libor 12 months                         375,258
-----------------------------------------------
Libor 6 months                          179,370
===============================================

              Bancolombia Panama and Cayman apply the same VaR methodology to measure the market risk. The only difference is that the Bank calculates the volatility of the risk factors using the JP Morgan risk metrics methodology. As we mentioned before in Bancolombia we use the volatilities published by The Superintendency of Banking. Bancolombia Panama and Cayman measure the market value at risk since August, 2003.

              Bancolombia Panama and Cayman's market risks are mainly related to their portfolio of investments, which are concentrated on securities issued by the Republic of Colombia. As of December 31, 2003, the Total Market Risk Value was US$9,125,739. The average Total Market Risk Value during this short period of time was US$10,267,616 with a maximum value of US$12,108,114 and a minimum value of US$8,759,259. The increment of the market VaR of November was determined principally by the volatility of the Colombian securities due to the uncertainty of the Referendum result and impact on the Colombian economy.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

              Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

              There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment in BC operation.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
         PROCEEDS

              None.

ITEM 15. CONTROLS AND PROCEDURES

              An evaluation has been carried out, under the supervision and with the participation of BC's management, including President Jorge Londono Saldarriaga and Finance Vice-President Jaime Alberto Velasquez Botero, of the effectiveness of the design and operation of our "disclosure controls and procedures" as defined in Exchange Act Rules 13a-14(c) and 15d-14(c). Our disclosure controls and procedures are designed to ensure that the financial and non-financial information required to be disclosed in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Based upon that evaluation, our management, including the President Jorge Londono Saldarriaga and Finance Vice-President Jaime Alberto Velasquez Botero, concluded that our disclosure controls and procedures are effective.

              There have been no changes in BC's internal control during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, BC's internal control over financial reporting.

ITEM 16. RESERVED

ITEM.16.A AUDIT COMMITTEE FINANCIAL EXPERT

              Jose Alberto Velez Cadavid serves as the board of directors audit committee financial expert, complying with the requirements of Sarbanes Oxley Act regarding audit committee financial experts.

ITEM.16.B CODE OF ETHICS

              BC has adopted a Code of Ethics, approved on December 18, 2003 by its Board of Directors according to Colombian law and BC's by-laws, which applies to all its directors, officers and employees. The text of such Code of Ethics is available ON WWW.BANCOLOMBIA.COM. We are not incorporating by reference the website or any material it contains into this filing.

ITEM.16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

              The aggregate fees billed under the caption audit fees for professional services rendered to BC for the audit of its financial statements and for services that are normally provided in connection with statutory or regulatory filings or engagements, totaled Ps 908 million at December 31, 2002 and Ps 1,509 million at December 31, 2003.

              There were no fees corresponding to audit related fees, tax fees or other fees billed to BC in the last two years.

              The Bank's audit committee charter includes the following pre-approval policies and procedures, which are included in the audit committee's charters:

              The audit committee will approve each year the work plan of the external auditors, which will include all services that according to the applicable law may be rendered by the external auditors.

              For those events in which additional services are required to be provided by the external auditors, such services must be previously approved by the audit committee. Whenever this approval cannot be given at a meeting held by the audit committee, the approval will be obtained through the Vice Presidency of Internal Audit, who will be responsible of reaching each of the audit committee members. The approval will be obtained with the favorable vote of the majority of its members.

              Every request of approval of additional services must be adequately sustained, including complete and effective information regarding the characteristics of the service that will be provided by the external auditors. In all cases, the budget of the external auditors must be approved by the General Shareholders Meeting.

                              FINANCIAL STATEMENTS.

ITEM 17. FINANCIAL STATEMENTS

              Not applicable.

ITEM 18. FINANCIAL STATEMENTS

              Reference is made to pages F - 1 through F - 100.

ITEM 19. EXHIBITS

              The following exhibits are filed as part of this annual report.

                  1. Corporate by-laws (estatutos sociales) of the registrant, as amended through February 26, 2004, together with an English translation.

                  2.   Consent of Deloitte & Touche Ltda.

                  3.   Consent of KPMG Ltda.

                  4.1. Stock Subscription Agreement, dated as of March 28, 2000, by and among Bancolombia S.A., Capital International Global Emerging Markets Private Equity Fund, L.P., and certain other investors listed on Schedule A thereto.

                  4.2. Shareholders Agreement, dated as of March 28, 2000, by and among Bancolombia S.A., Capital International Global Emerging Markets Private Equity Fund, L.P., and certain other investors listed on Schedule A thereto.

                  4.3. Registration Rights Agreement, dated as of March 28,
                       2000, by and among Bancolombia S.A., Capital
                       International Global Emerging Markets Private Equity Fund, L.P., and certain other investors listed on Schedule A thereto.

              Exhibits 4.1., 4.2. and 4.3. have been filed with the Commission together with BC's Annual Report on Form 20-F for the fiscal year 1999 and are incorporated by reference into this Annual Report.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: March 26, 2004

BANCOLOMBIA S.A.

By: /s/ JAIME ALBERTO VELASQUEZ B.
    -----------------------------------
      Name:  Jaime Alberto Velasquez B.
      Title: Vice President, Finance

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                PAGE
INDEPENDENT AUDITORS' REPORT                                                    F-2

INDEPENDENT AUDITORS' REPORT                                                    F-3

CONSOLIDATED BALANCE SHEETS
               Year Ended December 31, 2002 and 2003                            F-4

CONSOLIDATED STATEMENTS OF INCOME
               Year Ended December 31, 2001, 2002 and 2003                      F-6

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               Year Ended December 31, 2001, 2002 and 2003                      F-8

CONSOLIDATED STATEMENTS OF CASH FLOWS
               Year Ended December 31, 2001, 2002 and 2003                      F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                      F-11

[DELOITTE LOGO]                                  Deloitte & Touche Ltda.
                                                 Edificio Corfivalle
                                                 Calle 16 Sur N degrees 43A - 49
                                                 Piso 9 y 10
                                                 A.A. 404
                                                 Nit. 860.005.813-4
     INDEPENDENT AUDITORS' REPORT                Medellin
                                                 Colombia

     To the Board of Directors and               Tel. +57(4) 3138899
     Shareholders of Bancolombia S.A.:           Fax: +57(4) 3133225
                                                 www.deloitte.com

     We have audited the accompanying consolidated balance sheet of Bancolombia S.A. and subsidiaries ("the Bank") as of December 31, 2003 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2003 set out in pages F-4 to F-100. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of the Bank as of December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Colombia for financial institutions.

     Accounting principles generally accepted in Colombia for financial institutions vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2003 and the determination of shareholders' equity as of December 31, 2003, to the extent summarized in note 30 to the consolidated financial statements.

     Our audits also comprehended the translation of Colombian pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in note 2(ab). Such U.S. dollar amounts are presented solely for the convenience of readers outside Colombia.

     /s/ DELOITTE & TOUCHE LTDA

     Medellin, Colombia,
     March 15, 2004.

Audit,Tax.Consulting.Financial Advisory.                    Una firma miembro de
                                                        Deloitte Touche Tohmatsu

                    [KPMG Letterhead]


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Bancolombia S.A.:

We have audited the accompanying consolidated balance sheets of Bancolombia S.A., and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bancolombia S.A. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2002, in conformity with accounting principles generally accepted in Colombia for financial institutions.

As discussed in Note 2g to the financial statements, the Colombia
Superintendency of Banking issued External Circular 033, which changes the method for classification and valuation of investment securities, effective September 2, 2002.

Accounting practices prescribed by the Colombia Superintendency of Banking, as described in Note 2 to the consolidated financial statements, vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected consolidated results of operations and consolidated stockholders' equity for each of the years in the two-year period ended December 31, 2002, to the extent summarized in Note 30 to the consolidated financial statements.

/s/ KPMG Ltda

Medellin, Colombia
January 21, 2003, except note 30,
which is as of March 12, 2003.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 2002 and 2003
           (Stated in millions of pesos and thousands of U.S. dollars)

                      ASSETS                                      2002              2003            2003 (1)
                                                              ------------      ------------     --------------
                                                                                                   U.S. DOLLAR
Cash and cash equivalents:
  Cash and due from banks (Note 4)                            Ps   643,405      Ps   848,052     US$    302,099
  Overnight funds                                                  207,684           598,409            213,169
                                                              ------------      ------------     --------------
                    TOTAL CASH AND CASH EQUIVALENTS                851,089         1,446,461            515,268
                                                              ------------      ------------     --------------
Investment securities (Note 5):
  Trading securities                                             1,688,404         1,656,084            589,942
  Available for sale, net                                        2,047,073         1,962,066            698,941
  Held to maturity, net                                            607,981           718,574            255,975
                                                              ------------      ------------     --------------
                    TOTAL INVESTMENT SECURITIES                  4,343,458         4,336,724          1,544,858
                                                              ------------      ------------     --------------
Loans (Note 6 and 27):
  Commercial                                                     5,219,460         6,624,494          2,359,823
  Consumer                                                         870,898         1,273,159            453,533
  Small business loans                                              68,863            83,854             29,871
  Mortgage                                                          38,094            48,161             17,156
                                                              ------------      ------------     --------------
                                                                 6,197,315         8,029,668          2,860,383
Less allowance for loan losses (Note 7)                           (332,324)         (387,263)          (137,953)
                                                              ------------      ------------     --------------
                    LOANS, NET                                   5,864,991         7,642,405          2,722,430
                                                              ------------      ------------     --------------
Accrued interest receivable on loans:
  Accrued interest receivable on loans                              98,533           108,379             38,608
  Less allowance for accrued interest losses (Note 7)              (15,074)           (5,170)            (1,842)
                                                              ------------      ------------     --------------
                    INTEREST ACCRUED, NET                           83,459           103,209             36,766
                                                              ------------      ------------     --------------
Customers' acceptances and derivatives (Note 8)                    (15,662)            1,539                548
Accounts receivable, net (Note 9 and 27)                           181,663           167,423             59,641
Premises and equipment, net (Note 10)                              317,724           337,964            120,392
Leases, net (Note 10)                                              341,791           533,093            189,902
Prepaid expenses, deferred charges and
  other assets (Note 11)                                           293,959           294,698            104,978
Foreclosed assets, net (Note 12)                                    77,299            59,200             21,089
Reappraisal of assets (Note 13)                                    259,811           253,413             90,273
                                                              ------------      ------------     --------------
                                                              Ps12,599,582      Ps15,176,129     US$  5,406,145
                                                              ============      ============     ==============

Memorandum accounts (Note 22)                                 Ps46,798,693      Ps59,814,787     US$ 21.307.633
                                                              ============      ============     ==============

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 2002 and 2003
           (Stated in millions of pesos and thousands of U.S. dollars)

              LIABILITIES AND STOCKHOLDERS' EQUITY                2002             2003             2003 (1)
                                                              ------------      ------------     --------------
                                                                                                  U.S. DOLLAR
Deposits (Note 27)
   Non-interest bearing:
     Checking accounts                                        Ps 1,876,026      Ps 2,193,069     US$    781,230
     Other                                                          94,573           126,718             45,140
   Interest bearing:
     Checking accounts                                             815,367         1,353,123            482,019
     Time deposits                                               3,603,466         4,237,345          1,509,456
     Savings deposits                                            2,398,726         2,321,742            827,067
                                                              ------------      ------------     --------------
                  TOTAL DEPOSITS                                 8,788,158        10,231,997          3,644,912
                                                              ------------      ------------     --------------
Overnight funds                                                    610,158         1,118,139            398,311
Bank acceptances outstanding                                        31,050            35,833             12,765
Interbank borrowings (Note 14)                                     403,962           456,059            162,460
Borrowings from domestic development banks (Note 15)               713,053           755,536            269,142
Accounts payable                                                   355,772           451,501            160,837
Accrued interest payable                                            73,487            93,818             33,421
Other liabilities (Note 16)                                        170,572           174,317             62,098
Long-term debt (Note 17)                                            62,782            71,818             25,583
Accrued expenses (Note 18)                                          55,104            56,173             20,010
Minority interest in consolidated subsidiaries                      51,136            41,559             14,804
                                                              ------------      ------------     --------------
                  TOTAL LIABILITIES                             11,315,234        13,486,750          4,804,343
                                                              ------------      ------------     --------------

Stockholders' equity (Notes 19 and 21):
   Subscribed and paid in capital:
     Nonvoting preference shares                                   101,579           101,579             36,185
     Common shares                                                 253,540           253,540             90,318
   Retained earnings:
     Appropriated (Note 20)                                        566,187           740,354            263,734
     Unappropriated                                                210,380           469,384            167,207
   Reappraisal of assets, net (Note 13)                             37,368            30,086             10,717
   Gross unrealized gain or loss on investments                    115,294            94,436             33,641
                                                              ------------      ------------     --------------
                  STOCKHOLDERS' EQUITY                           1,284,348         1,689,379            601,802
                                                              ------------      ------------     --------------

Commitments and contingencies (Note 23)
                                                              ------------      ------------     --------------
                                                              Ps12,599,582      Ps15,176,129     US$  5,406,145
                                                              ============      ============     ==============

Memorandum accounts (Note 22)                                 Ps46,798,693      Ps59,814,787     US$ 21,307,633
                                                              ============      ============     ==============

See accompanying notes to consolidated financial statements.

(1) See Note 2 (ab)

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                    Years ended December 31, 2001, 2002, 2003
     (Stated in millions of pesos and thousands of U.S. dollars, except per share data)

                                                                 2001              2002             2003           2003 (1)
                                                              ------------      ------------     -------------    -----------
                                                                                                                  U.S. DOLLAR
Interest income:
   Loans in local currency                                    Ps   747,543      Ps   671,657     Ps    849,441    US$ 302,594
   Loans in foreign currency                                        63,903            54,455            69,331         24,698
                                                              ------------      ------------     -------------    -----------
         TOTAL INTEREST ON LOANS                                   811,446           726,112           918,772        327,292
                                                              ------------      ------------     -------------    -----------
   Investment securities                                            48,658               247           476,720        169,820
   Overnight funds and other                                        21,653            11,825             4,763          1,696
                                                              ------------      ------------     -------------    -----------
         TOTAL INTEREST INCOME                                     881,757           738,184         1,400,255        498,808
                                                              ------------      ------------     -------------    -----------

Interest expense:
   Checking accounts                                                22,327            12,975            11,622          4,140
   Time deposits                                                   304,012           260,278           249,911         89,025
   Savings deposits                                                113,156           106,825           113,968         40,599
                                                              ------------      ------------     -------------    -----------
         TOTAL INTEREST ON DEPOSITS                                439,495           380,078           375,501        133,764
                                                              ------------      ------------     -------------    -----------
   Interbank borrowings                                             20,160             9,404             5,293          1,886
   Borrowings from domestic development banks                       40,722            49,317            58,456         20,824
   Overnight funds                                                  27,120            26,645            38,423         13,687
   Long-term debt                                                    1,577               779             2,840          1,011
                                                              ------------      ------------     -------------    -----------
         TOTAL INTEREST EXPENSE                                    529,074           466,223           480,513        171,172
                                                              ------------      ------------     -------------    -----------
         NET INTEREST INCOME                                       352,683           271,961           919,742        327,636
                                                              ------------      ------------     -------------    -----------

Provision for loans and accrued interest losses,
net of recoveries (Note 7)                                          73,953           115,154           162,058         57,729
Provision for foreclosed assets and other assets                    63,537            71,212            68,892         24,541
                                                              ------------      ------------     -------------    -----------
         NET INTEREST INCOME AFTER PROVISION FOR LOANS,
         AND ACCRUED INTEREST, FORECLOSED ASSETS
         AND OTHER ASSETS, LOSSES                                  215,193            85,595           688,792        245,366
                                                              ------------      ------------     -------------    -----------

Other operating income:
   Fees and service charges, net (Note 24)                         265,382           292,308           333,025        118,632
   Foreign exchange gains, net                                      20,345            93,371            39,262         13,986
   Dividend income (Note 5)                                          2,665            19,491            30,734         10,948
   Forward contracts                                                52,890           (62,612)           10,489          3,736
   Financing leases                                                 35,410            39,596            58,774         20,937
   Gains on sales of investments, net                              159,883           372,793            75,540         26,909
   Revenues from commercial subsidiaries                            47,619            52,759            76,446         27,232
   Other                                                            35,994            21,271            50,377         17,947
                                                              ------------      ------------     -------------    -----------
         TOTAL OTHER OPERATING INCOME                         Ps   620,188      Ps   828,977     Ps    674,647    US$ 240.327
                                                              ------------      ------------     -------------    -----------

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                    Years ended December 31, 2001, 2002, 2003
     (Stated in millions of pesos and thousands of U.S. dollars, except per share data)

                                                                  2001             2002              2003          2003 (1)
                                                              ------------      ------------     -------------    -----------
                                                                                                                  U.S. DOLLAR
Operating expenses:
    Salaries and employee benefits                            Ps   250,456      Ps   286,307     Ps    343,308    US$ 122,296
    Severance benefits                                              35,014            29,575            22,959          8,179
    Administrative and other expenses (Note 25)                    333,321           362,495           403,462        143,723
    Depreciation (Note 10)                                          35,965            34,444            40,625         14,472
    Losses on sales of loans, net                                        -             9,952                 -              -
    Merger expenses                                                 42,207            33,028            22,649          8,068
    Goodwill amortization                                                -                 -            36,347         12,948
                                                              ------------      ------------     -------------    -----------
         TOTAL OPERATING EXPENSES                                  696,963           755,801           869,350        309,686
                                                              ------------      ------------     -------------    -----------

Non-operating income (expense):
    Other income                                                    94,597           131,026            83,041         29,581
    Other expense                                                  (43,597)          (51,239)          (45,441)       (16,187)
                                                              ------------      ------------     -------------    -----------
         TOTAL NON-OPERATING  INCOME                                51,000            79,787            37,600         13,394
                                                              ------------      ------------     -------------    -----------
         Income before minority interest and
         provision for income taxes                                189,418           238,558           531,689        189,401
                                                              ------------      ------------     -------------    -----------
Minority interest                                                   (1,310)           14,440               330            118
Provision for income taxes (Note 18)                                31,575            42,618            62,635         22,312
                                                              ------------      ------------     -------------    -----------
         NET INCOME                                           Ps   156,533      Ps   210,380     Ps    469,384    US$ 167,207
                                                              ============      ============     =============    ===========

EARNINGS PER SHARE                                            Ps       271      Ps       365     Ps        814    US$    0.29
                                                              ============      ============     =============    ===========

See accompanying notes to consolidated financial statements.

(1) See Note 2 (ab)

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
           Consolidated Statements of Changes in Stockholders' Equity
                  Years Ended December 31, 2001, 2002 and 2003
 (Stated in millions of pesos and thousands of U.S. dollars, except share data)

                                              Non Voting Preferred Shares      Voting Common Shares       Retained earnings
                                              ---------------------------    ------------------------  ------------------------
                                                                                                         Appro-      Unappro-
                                                Number         Value           Number         Value     priated       priated
                                              -----------   -------------    -----------   ----------  ----------   -----------
Balance at December 31, 2000                  178,435,787         101,579    398,259,608      253,540  Ps 577,397      (113,990)
Net Income                                              -               -              -            -           -       156,533
Transfer to appropriated retained earnings              -               -              -            -    (113,990)      113,990
Valuation of investment                                 -               -              -            -           -             -
Dividends Declared                                      -               -              -            -     (20,760)            -
Other                                                   -               -              -            -      (3,929)            -
                                              -----------   -------------    -----------   ----------  ----------   -----------
Balance at December 32, 2001                  178,435,787         101,579    398,259,608      253,540     438,718       156,533
Net Income                                              -               -              -            -                   210,380
Transfer to appropriated retained earnings              -               -              -            -     156,533      (156,533)
Valuation of investment                                 -               -              -            -           -             -
Dividends Declared                                      -               -              -            -     (48,442)            -
Other                                                   -               -              -            -      19,378             -
                                              -----------   -------------    -----------   ----------  ----------   -----------
Balance at December 31, 2002                  178,435,787   Ps    101,579    398,259,608   Ps 253,540  Ps 566,187   Ps  210,380
Net Income                                              -               -              -            -           -       469,384
Transfer to appropriated retained earnings              -               -              -            -     210,380      (210,380)
Valuation of investment                                 -               -              -            -           -             -
Dividends Declared                                      -               -              -            -     (76,124)            -
Other                                                   -               -              -            -      39,911             -
                                              -----------   -------------    -----------   ----------  ----------   -----------
Balance at December 31, 2003                  178,435,787   Ps    101,579    398,259,608   Ps 253,540  Ps 740,354   Ps  469,384
                                              ===========   =============    ===========   ==========  ==========   ===========
Balance at December 31, 2003 (Unautlited)(1)  178,435,787   US$    36,185    398,259,608   US$ 90,318  US$263,734   US$ 167,207
                                              ===========   =============    ===========   ==========  ==========   ===========

                                                          Surplus
                                              ------------------------------  -------------
                                                            Gross unrealized      Total
                                              Reappraisal     gain or loss    stockholders'
                                               of assets     on investments       equity
                                              -----------   ----------------  -------------
Balance at December 31, 2000                  Ps   47,357               -           865,883
Net Income                                              -               -           156,533
Transfer to appropriated retained earnings              -               -                 -
Valuation of investment                           (27,276)              -           (27,276)
Dividends Declared                                      -               -           (20,760)
Other                                                   -               -            (3,929)
                                              -----------   ----------------  -------------
Balance at December 32, 2001                       20,081               -           970,451
Net Income                                              -               -           210,380
Transfer to appropriated retained earnings              -               -                 -
Valuation of investment                            17,287         115,294           132,581
Dividends Declared                                      -               -           (48,442)
Other                                                   -               -            19,378
                                              -----------   ----------------  -------------
Balance at December 31, 2002                  Ps   37,368     Ps  115,294         1,284,348
Net Income                                              -               -           469,384
Transfer to appropriated retained earnings              -               -                 -
Valuation of investment                            (7,282)        (20,858)          (28,140)
Dividends Declared                                      -               -           (76,124)
Other                                                   -               -            39,911
                                              -----------   ----------------  -------------
Balance at December 31, 2003                  Ps   30,086     Ps   94,436     Ps  1,689,379
                                              ===========   ================  =============
Balance at December 31, 2003 (Unautlited)(1)  US$  10,717     US$  33,641     US$   601,802
                                              ===========   ================  =============

See accompanying notes to consolidated financial statements.

(1) See Note 2 (ab)

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                    Years ended December 31, 2001, 2002, 2003
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                       2001             2002        2003        2003 (1)
                                                                    ----------       ---------   -----------   ----------
                                                                                                               U.S. DOLLAR
Cash flows from operating activities:
       Net income                                                   Ps 156,533       Ps210,380   Ps  469,384   US$167,207
       Adjustments to reconcile net income to
       net cash provided (used) by operating activities:
             Depreciation                                               35,965          34,444        40,625       14,472
             Amortization                                               67,177          57,943        86,010       30,639
             Minority interest                                          18,027          (8,043)       (9,577)      (3,411)
             Provision for loans, accrued interest and
                  accounts receivable losses                            95,497         153,004       305,673      108,889
             Provision for foreclosed assets                            21,321          17,236        32,458       11,562
             Provision for losses on investment
                  securities and equity investments                     11,446          47,722        29,381       10,466
             Provision for premises and equipment                       24,924           3,548         5,665        2,018
             Provision for other assets                                  5,732           2,552           723          258
             Reversal of provision for investments                      (3,076)        (10,022)       (8,400)      (2,992)
             Reversal of provision for loans and
                  accounts receivable                                  (21,544)        (37,850)     (143,615)     (51,160)
             Reversal of provision for foreclosed assets                (8,248)        (15,333)       (5,493)      (1,957)
             Reversal of provision for other assets                       (534)         (1,534)          (41)         (15)
             Reversal of provision for premises and equipment           (9,606)         (7,905)       (3,016)      (1,074)
             Loss (gain) on sales of premises
                  and equipment                                         (2,236)            369           393          140
             Loss (gain) on sales on investments securities                 76             161        (5,878)      (2,094)
             Realized and unrealized loss (gain) on
                  derivative financial instruments                     (52,890)          1,299         5,409        1,927
             Loss (gain) on sales on foreclosed assets                   3,106           7,121         2,867        1,021
             Valuation (gain) loss on investment securities            (59,055)         37,736      (246,871)     (87,942)
             Foreclosed assets donation                                  4,280           8,840         1,029          367
             Increase in accounts receivable                              (638)        (75,496)      (11,724)      (4,176)
             Increase in other assets                                 (110,197)         56,571       (63,752)     (22,710)
             Increase in accounts payable                              131,824          76,639       116,060       41,344
             Increase in other liabilities                               5,040          34,950         3,745        1,334
             Other                                                      58,831         (47,397)        1,069          381
                                                                    ----------       ---------   -----------   ----------
                  Net cash provided by operating activities         Ps 371,755       Ps546,935   Ps  602,124   Ps 214,494
                                                                    ==========       =========   ===========   ==========

                                                                     (Continued)

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                    Years ended December 31, 2001, 2002, 2003
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                        2001               2002            2003         2003 (1)
                                                                    ------------       ------------    ------------   -----------
                                                                                                                      U.S. DOLLAR
Cash flows from investing activities:
       Increase in loans                                            Ps  (334,665)      Ps  (947,739)   Ps(1,941,055)  US$(691,456)
       (Increase) decrease in customers' acceptances                      38,567             54,254         (17,827)       (6,350)
       Proceeds from sales of premises and equipment                       6,782             15,048          35,737        12,730
       Proceeds from sales of foreclosed assets                           19,740             24,743          10,384         3,699
       Purchases of premises and equipment                               (92,771)          (143,073)       (290,947)     (103,643)
       (Purchases) sales of investment securities                     (1,419,345)        (1,319,241)         96,942        34,533
       Proceeds from sales of long term investments                       60,728                 32         120,702        42,997
                                                                    ------------       ------------    ------------   -----------
                  Net cash used in investing activities               (1,720,964)        (2,315,976)     (1,986,064)     (707,490)
                                                                    ------------       ------------    ------------   -----------

Cash flows from financing activities:
       Dividends paid                                                    (20,760)           (48,442)        (76,124)      (27,117)
       Increase in deposits                                            1,464,826          1,207,310       1,443,839       514,334
       Increase in long-term debt                                        (15,412)            54,258           9,036         3,219
       Increase in overnight funds                                        (8,770)           407,164         507,981       180,956
       Increase in interbank borrowings and
       borrowings from  domestic development banks                       (77,448)           286,361          94,580        33,692
                                                                    ------------       ------------    ------------   -----------
                  Net cash provided by financing activities            1,342,436          1,906,651       1,979,312       705,084
                                                                    ------------       ------------    ------------   -----------
(Decrease) increase in cash and cash equivalents                          (6.773)           137.610         595,372       212,087
Cash and cash equivalents at beginning of year                           720,252            713,479         851,089       303,181
                                                                    ------------       ------------    ------------   -----------

       Cash and cash equivalents at end of year                     Ps   713,479       Ps   851,089    Ps 1,446,461   US$ 515,268
                                                                    ============       ============    ============   ===========

Supplemental disclosure of cash flows information:
             Cash paid during the year for:
                  Interest                                          Ps   517,123       Ps   472,795    Ps   459,893   US$ 163,826
                                                                    ============       ============    ============   ===========
                  Income taxes                                      Ps     1,130       Ps     6,892    Ps     5,988   US$   2,133
                                                                    ============       ============    ============   ===========

See accompanying notes to consolidated financial statements.

(1) See Note 2 (ab)

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

          The Bank has 6.473 employees and operates through 354 branches.

          The attached financial statements consolidate the assets, liabilities, earnings, contingent accounts and memorandum accounts of the Bank and subsidiaries in which it holds, directly or indirectly, 50% or more of the outstanding voting shares. Compania Suramericana de Financiamiento Comercial "SUFINANCIAMIENTO" is consolidated by Bancolombia from the beginning of the fiscal year. The consolidated subsidiaries are:

                                                                                          INDIRECT      INDIRECT
                                                                                        PARTICIPATION PARTICIPATION
                                                                                         PERCENTAGE     PERCENTAGE     DATE OF
                 ENTITY                        LOCATION               BUSINESS               2002          2003        CREATION
                 ------                        --------               --------               ----          ----        --------
Almacenes Generales de Deposito
   Mercantil S.A.  Almacenar                  Colombia        Warehousing and logistics       98.25       98.25     February 1953
Fiducolombia S.A.                             Colombia        Trust                           85.93       96.16     January 1992
Bancolombia Panama S.A.                        Panama         Banking                           100         100     February 1973
Bancolombia Cayman                         Cayman Islands     Banking                           100         100     August 1987
Leasing Colombia S.A.                         Colombia        Leasing                         99.98       99.99     December 1978
Compania Suramericana de
  Financiamiento Comercial S.A.
  SUFINANCIAMIENTO                            Colombia        Financial services                  -       99.99     November 1971
Colcorp S.A. Corporacion
Financiera                                    Colombia        Finance                           100         100     July 1994
Comisionista de Colombia S.A.                 Colombia        Securities Brokerage            99.99       99.99     December 1991
Abocol S.A.                                   Colombia        Chemical                        92.14       92.32     March 1960
Valores Simesa S.A.                           Colombia        Various Comercial
                                                              Investments                     71.69       71.75     December 2000
Inmobiliaria Bancol S.A.                      Colombia        Real estate broker              98.95       98.95     June 1995
Fundicom S.A.                                 Colombia        Metals engineering              79.86       79.86     May 2000
Todo UNO Colombia S.A.                        Colombia        E-commerce                      53.92       53.92     June 2001
Unicargo de Colombia S.A.                     Colombia        Freight service                 98.35       98.35     August 1994
Sistema de Inversiones y Negocios S.A.         Panama         Comercial entity                  100         100     September 1975
Sinesa Holding Company                 British Virgin Islands Comercial entity                  100         100     June 1988
Future Net Inc.                                Panama         E-commerce                      60.02       60.02     November 2000
Compania Metalurgica
   Colombiana S.A.  COMECOL(1)                Colombia        Metals engineering              39.62       39.65     December 1996
Sociedad Portuaria Mamonal S.A.               Colombia        Customs office                  92.52       92.69     August 1991
Abocol Costa Rica S.A.                       Costa Rica       Chemical products
                                                              commercial                      92.25       92.43     December 2001
Fertillanos Ltda.                             Colombia        Chemical products
                                                              commercial                      55.28       55.39     October 2001

(1)  Controlled through other subsidiaries (Valores Simesa S.A. and Colcorp
     S.A.)

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          On December 29, 2003, in accordance with the authorization given by the Superintendency of Banking, the Bank acquired 94.89% of the capital of the Compania Suramericana de Financiamiento Comercial SUFINANCIAMIENTO S.A. The remaining 5.10% of the participation was acquired by other subsidiaries.

          The acquisition price was Ps 75,016 and the capital amount registered at November 30, 2003, for acquired stock was Ps 43,798. As such, the acquisition for control of SUFINANCIAMIENTO S.A. generated a goodwill for the difference, Ps 31,218.

          Chapter XVII of External Circular 100 of 1995 issued by the Superintendency of Banking establishes that the goodwill will amortize in proportional monthly installments affecting the statement of operations during the time in which it is reasonably expected that future benefits will be obtained and that, in any case, such term may not exceed ten (10) years. Notwithstanding, in consideration that results allow, management amortized one hundred percent of the value of this goodwill in the statement of operations of 2003, in this way avoiding affecting future results. This fact was made known in a timely manner to the Superintendency of Banking.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

     (a)  CONSOLIDATION AND PRESENTATION

          Accounting practices and the preparation of financial statements of the Bank and its Subsidiaries follow the special regulations of the Superintendency of Banking, or, in the absence of such regulations, the accounting principles generally accepted in Colombia.

          For consolidation purposes, financial statements of foreign subsidiaries were adjusted as required by Colombian regulations with regard to investments, loans and leased assets. The Bank also unified accounting policies related to inflation adjustments with the Colombian
     Superintendency of Banking.

          The Bank consolidates companies in which it holds, directly or indirectly, 50% or more of outstanding voting shares. The Bank's subsidiary Bancolombia Panama S.A. sub-consolidates Bancolombia Cayman, Sistema de Inversiones y Negocios S.A., Sinesa Holding Company and Future Net Inc. The Bank's subsidiary Almacenar S.A. subconsolidates Unicargo de Colombia S.A. The subsidiary Colcorp S.A. subconsolidates Inmobiliaria Bancol S.A., Abocol S.A., Valores Simesa S.A. (a company resulting from a spin-off by Simesa S.A. at December 31, 2000), Fundicom S.A. and Todo Uno Colombia.

          The consolidated financial statements are prepared for presentation to the stockholders, but are not taken as a basis for the distribution of dividends or appropriation of profits.

          Intercompany operations and balances are eliminated upon consolidation.

          Under Colombian GAAP when new financial statement classifications are adopted, prior year

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     financial statements are not restated to reflect the new classifications.

     (b)  INFLATION ACCOUNTING

          From January 1, 1992 to December 31, 2000, the consolidated financial statements were adjusted for inflation based on the variation in the CPI (Consumer Price Index) for middle-income earners. The adjustment was applied monthly to non-monetary assets, equity (except for the reappraisal of assets and exchange adjustment), contingent accounts and memorandum accounts. No adjustment was made to income, costs or expenses, and the financial statements for the preceding period did not have to be re-expressed.

     (c)  CONVERSION OF FOREIGN CURRENCY TRANSACTIONS AND BALANCES

          As an authorized exchange dealer, the Bank and its Colombian subsidiaries are authorized by the Superintendency of Banking to make direct currency purchases and sales on the market.

          Operations in currencies other than dollars are translated into dollars and re-expressed in Colombian pesos at the average Market Reference Rate (TRM) published by the Superintendency of banking. The rates were Ps 2,306.90 on December 31, 2001; Ps 2,814.89 on December 31, 2002 and Ps
     2,807.20 on December 31, 2003.

          The foreign currency assets and liabilities of subsidiaries included in the consolidation were converted to Colombian pesos using the TRM at the closing date. Equity accounts were converted using historic exchange rates and earnings statement accounts at Ps 2,299.89, Ps 2,504.68 and Ps 2,877.54 per U.S. dollar, respectively. These were the average TRMs between January 1 and December 31, 2001, January 1 and December 31, 2002 and January 1 and December 31, 2003 respectively.

     (d)  CASH AND CASH EQUIVALENTS

          The statement of cash flows was prepared using the indirect method. Overnight funds sold with reselling agreements are considered to be cash equivalents for the purposes of this statement.

     (e)  USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are: allowance for loans, accrued interest losses; allowance for foreclosed assets and valuation of investments and derivatives. Actual results could differ from those estimates.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     (f)  OVERNIGHT FUNDS SOLD AND RESELLING AGREEMENTS

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

     1.   CLASSIFICATION

          The investments are classified as "trading investments", "investments available for sale" and "investments held to maturity". The first two of these groups may include investments in debt or equity securities. The later shall only include investments in debt securities.

          Debt securities are those which make the holder the creditor of the issuer, whereas equity investments are those which make the holder a part-owner of the issuer.

     TRADING SECURITIES

          Trading investments are those acquired for the main purpose of obtaining profits from fluctuations in short-term prices.

     HELD TO MATURITY

          Investments "held to maturity" are debt securities acquired with the stated purpose and legal, contractual, financial and operational capacity to hold them until maturity or redemption. They may not be used for liquidity operations unless permitted by the Superintendency of Banking.

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          This classification covers equity investments with low exchange turnover or which are unquoted; and those held as parent or controlling stockholder of the issuer. There is no one-year minimum holding period required for the purposes of sale. The subsidiary Bancolombia Panama S.A. classifies the investments it maintains for the purpose of exercising control, as permanent, in accordance with order 7 of 2000 of the Superintendency of Banks of Panama.

     2.   VALUATION

          The purpose of valuation is to record the appropriate amount for a given investment.

     2.1  DEBT SECURITIES

          Debt securities are valued daily and the result recorded daily.

          Investments in "available for sale" securities and "trading" debt securities

          Debt securities available for sale and trading are valued according to the regulation established by the Item 1 of the External Circular 100, 1995 issued by Superintendency of Banking.

          Bank holds structures notes that are treated as available for sale securities and trading securities.

          Investment in debt securities held to maturity

          Debt securities held to maturity are valued at amortized cost.

     2.2  EQUITY SECURITIES

          Equity investments are valued monthly and the results of the valuation are recorded monthly. They are valued on the level of exchange turnover at the time of valuation, as follows:

               - High-turnover: on the basis of the daily weighted average trading price published by the exchange.

               - Medium-turnover: based on the average price published by the exchange, being the weighted average trading price on the last five days on which securities are traded.

               - Low turnover and unquoted and investments that BC has ability to exercise significant influence over operating and financial policies of the investee even though the it holds 50% or less of the voting stock: increases or decreases are made in accordance with the percentages held by the investor, on the basis of variations in equity value in the most recent audited financial statements, which may not be more than six months old at the time of valuation, or more recent statements if available.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     3.   RECORDING

     3.1  TRADING INVESTMENTS

          The difference between current and previous market value adjusts the value of the investment and credited or charged to earnings.

     3.2  INVESTMENTS HELD TO MATURITY

          These investments are recorded at amortized cost and interest accruals are recorded in earnings.

     3.3  INVESTMENTS AVAILABLE FOR SALE

     3.3.1   DEBT SECURITIES

          These investment are recorded at market value with changes to the values of these securities are recorded in a separate account in the equity section.

               - The difference between present value on valuation date and the previous present value increases the value of the investment and is credited to earnings. The present value is arrived at by applying an exponential calculation based on an internal rate of return established at the time of purchase.

               - The market value of UVR-indexed (Unidades de valor real ("UVR") is an inflation-adjusted monetary index generally used for pricing home-mortgage loans) debt security with a fixed-rate (for example, a Colombian Government Treasury paper - "Treasury Paper") is ultimately based on the UVR internal rate of return (IRUVR) and the Treasury rate for CETES (Estimated Yield Curve on TES).

     3.3.2   EQUITY INVESTMENTS

          The changes found in these securities have accounting entries made according to the investment grade, as follows:

     3.3.2.1 INVESTMENT IN SECURITIES WITH LOW TURNOVER OR UNQUOTED OR THAT BC HAS ABILITY TO EXERCISE SIGNIFICANT INFLUENCE OVER OPERATING AND FINANCIAL POLICIES OF THE INVESTEE EVEN THOUGH IT HOLDS 50% OR LESS OF THE VOTING STOCK

          If the market or current investment value based on the investor's shares on the equity of the investee is greater than the value at which the investment is registered, the difference will affect, in the first place, the provision or devaluation until it runs out, and the excess is registered as a surplus for valuation in stockholders' equity.

          If the market value or the current investment value based on the investor's shares on the equity

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     of the investee is less than the value at which the investment is registered, the difference will affect, in the first place, the surplus for valuation of the corresponding investment until it runs out, and the excess is registered as devaluation of said investment within capital.

     3.3.2.2 HIGH OR MEDIUM - TURNOVER

          The update of the market value of these securities have an accounting entry made as an accumulated unrealized gain or loss, within the equity accounts, with credit or debit to investment.

     3.4  DIVIDENDS ON EQUITY SECURITIES

          Dividends, including those coming from the capitalization of the re-valuation of capital account, and amortization of the premium and discount arising at acquisition, for all investments in equity securities shall be included in earnings, except for investment in securities that BC has ability to exercise significant influence. Dividends received from those investments should reduce the carrying amount of the investment.

     4.   PROVISIONS OR LOSSES DUE TO CREDIT RISK CLASSIFICATION

          The price of the public debt securities which are trading and available for sale that do not have market values according to the explained methodology, those classified Held to Maturity, as well as the price for those equity securities with low or minimum - turnover or unquoted, must be adjusted on each valuation date, based on the credit risk classification.

          Internal or external debt securities issued or guaranteed by the Republic of Colombia are not subject to this adjustment, as well as those issued by the Central Bank and those issued or guaranteed by FOGAFIN.

     4.1  SECURITIES THAT ARE ISSUED FROM ABROAD OR HAVE FOREIGN GRADES

          The issuers and issues of debt securities that have one or various grades issued by a grade classification firm recognized by the Colombian Securities Commission, will not be able to be registered for an amount greater than the following percentages of their nominal net value of amortizations:

 LONG TERM        MAX. AMOUNT     SHORT TERM     MAX. AMOUNT
   GRADE              %             GRADE             %
============================================================
BB+, BB, BB-      Ninety (90)         3          Ninety (90)
------------------------------------------------------------
B+, B, B-        Seventy (70)         4           Fifty (50)
------------------------------------------------------------
CCC                Fifty (50)       5 y 6           Zero (0)
----------------------------------==========================
DD, EE               Zero (0)
============================================================

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)


     4.2 SECURITIES FROM ISSUES OR ISSUERS WITHOUT ANY EXTERNAL GRADE AND EQUITY SECURITIES

          These securities are rated and classified according to the methodology defined by the Bank and its subsidiaries as follows:

                                           MAX. REGISTERED
                                               AMOUNT
               CATEGORY                        %(1)                                 INVESTMENT CHARACTERISTICS
====================================================================================================================================
B   Acceptable risk, greater than normal   Eighty (80)      Present factors of uncertainty that could affect the capacity to continue adequately fulfilling debt services and weaknesses that could affect their financial situation.
------------------------------------------------------------------------------------------------------------------------------------
C   Appreciable risk                       Sixty (60)       Present medium-high probabilities of unfulfillment of timely payments of capital and interests in their financial situation that compromise the recovery of the investment.
------------------------------------------------------------------------------------------------------------------------------------
D   Significant risk                       Forty (40)       Present unfulfillment of agreed terms of the security and accented deficiencies in their financial situation, the probability of recovering the investment is highly doubtful.
-------------------------------------------------------------------------------------- ---------------------------------------------
E   Unrecoverability                       Zero (0)         Recovery highly improbable.
====================================================================================== =============================================

(1) On the net nominal amount of the amortizations made up to the date of the valuation for securities of debt or the cost of acquisition for participating securities.

     (h)  LOANS AND LEASING CONTRACTS

          These accounts record loans and leasing contracts made by the Bank and its subsidiaries in the various modalities permitted by local rules and regulations. They are funded by own capital, public deposits and other internal and external sources.

          Loans are recorded at face value, except for factoring operations which are recorded at cost, and foreign currency operations, which are translated into pesos at each month end exchange rate.

          Credit appraisals for each type of loan will in the future be undertaken using a new method devised by the Bank and its subsidiaries, currently in development and due to be completed in 2004. The method takes account of the probabilities of deterioration of loans and estimates of expected losses.

          Until the new method is approved by the Superintendency of Banking and introduced, the Bank and its subsidiaries will continue to apply the Superintendency of Banking existing regulations.

     1.   CLASSIFICATION

          Beginning on January 1, 2002 the Bank classified its loans as follows:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     HOME MORTGAGE LOANS

          These are loans made to individuals for the purchase of new or used housing, or the building of a home, all in accordance with Law 546/1999. This type of loan is not of material importance, and is not a market target for the Bank or any of it's subsidiaries. Its characteristics are therefore not described here. Total loans of this type accounted for 0.60% of the Bank's gross loans.

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

          The Subsidiary Bancolombia Panama S.A. does not grant this modality of loan.

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

          The Bank and its Subsidiaries evaluate in the months of May and November all loans that are past due after having been restructured, those that at the time of the evaluation exceed three-hundred (300) minimum monthly salaries, as well as those from debtors whose debt from the different loan modalities exceeds three-hundred (300) minimum legal current monthly salaries.

     3.   EVALUATION CRITERIA

          The Bank and its subsidiaries evaluate commercial loans using the following criteria required by the Superintendency of Banking:

          Ability to pay of the debtor/co-debtors/guarantors or any other person directly or indirectly unconditionally liable for the debt, and project cash-flow, if any. The following is the minimum

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         required to be known about the debtor: income and outgoing flows, economic solvency, number of times loans have been restructured, possible financial risks to the cash flow, legal, operational and strategic risks; and the possibility of contagion.

                  Commercial, consumer, small business loans and home mortgage loans are classified on the basis of the following characteristics :

                                 Characteristics

       CLASSIFICATION             1       2      3       4      5       6
-------------------------------------------------------------------------
A - Normal Risk                   Y       Y      Y       N      N       N
B - Acceptable, Above Normal      Y       N      Y       Y      N       N
C - Appreciable Risk              N       N      N       Y      N       N
D - Significant Risk              N       N      N       Y      Y       N
E - Risk of Unrecoverability      N       N      N       Y      Y       Y
=========================================================================

                  Characteristics :

         Y - Applies
         N - Does not apply

                  Characteristics :

                           1.       Appropriate structure and attention to
                                    credit

                           2. Financial information and project funds flows indicate sufficient capacity to pay and information provides for analysis is sufficient

                           3.       Compliance with debt-servicing

                           4.       Loans overdue by aging

                           5.       Highly doubtful recovery

                           6.       Unrecoverable

         4.       CLASSIFICATION

                  The Bank and its subsidiaries classify loans on the basis of the above criteria into the following categories:

               CATEGORY                                COMMERCIAL                              CONSUMER
--------------------------------------------------------------------------------------------------------------------
"A" Normal Risk                           current - and up to 1 month past due    current and up to 1 month past due
"B" Acceptable Risk, Above  Normal                1-3 months past due                    1-2 months past due
"C" Appreciable Risk                              3-6 months past due                    2-3 months past due
"D" Significant Risk                              6-12 months past due                   3-6 months past due
"E" Risk of Unrecoverability                    Over 12 months past due                 Over 6 months past due
====================================================================================================================

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               CATEGORY                          SMALL BUSINESS LOANS                  HOME MORTGAGE
---------------------------------------------------------------------------------------------------------------------
"A" Normal Risk                          current - and up to 1 month past due   current - and up to 2 months past due
"B" Acceptable Risk, Above  Normal                1-2 months past due                   2-5 months past due
"C" Appreciable Risk                              2-3 months past due                   5-12 months past due
"D" Significant Risk                              3-4 months past due                   12-18 months past due
"E" Risk of Unrecoverability                    Over 4 months past due                 Over 18 months past due
======================================================================================================================

                  Compliance includes capital, interest, exchange adjustments and any other related sum due.

         RULES OF ALIGNMENT

                  A classification of B, C, D or E for any debt would automatically classify all of that debtor's accounts to the same category, unless it could be shown to the Superintendency that there were sound reasons for a lower risk classification.

                  "Financially related parties" within the meaning of Articles 260-262 of the Colombian Commercial Code, will receive the same classification as the parent entity unless the lender can show to the Superintendency of Banking that there are good reasons for maintaining it/them in a lower risk category.

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

                  The Superintendency may order reclassifications to higher risk categories and reclassification to lower risks may only be Superintendency of Banking effected with the permission of the Superintendency of Banking. It may also order reclassifications of loans by economic sector, geographical zone or for one debtor or a group of debtors, whose borrowings should be accumulated in accordance with the rules for individual debt limits.

         5. SUSPENSION OF ACCRUALS

                  The Superintendency of Banking established that interest, lease payments and other items of income cease to be accrued in the earnings statement and begin to be recorded in memorandum accounts until effective payment is collected, after a loan is in arrears for more than a certain time:

 TYPE OF LOAN                   ARREARS IN EXCESS OF:
-----------------------------------------------------
Home mortgage                          4 months
   Consumer                            2 months
 Small loans                           2 months
  Commercial                           3 months
===============================================

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  The Bank, considering that the credit risk is not associated to a particular loan but to a customer in general, applies suspension of accrual of interest or income due to other concepts when a loan classified as commercial, consumer or small loans is classified as "C" or in a category of greater risk. As such, they only affect the statement of operations until they are effectively collected. Until this occurs, the corresponding entry is made in memorandum accounts.

                  Additionally, beginning March 25, 2003, the Bank established as policy that loans of any modality that are past due more than thirty days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until such time that the customer does not proceed to cancel. It is estimated that at December 31, 2003, approximately Ps 280 are found entered in memorandum accounts because of the adoption of this policy.

                  The subsidiaries defined as credit establishments continue applying instructions made by the Superintendency of Banking.

                  Those credits that become past due and that at some point have stopped accruing interest, exchange rate corrections or adjustments, income from other concepts, will stop accruing said income from their collection. The corresponding entry will be made to memorandum accounts.

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

         Individual Provisions :

                  In addition to the general provision, minimum individual provisions on the basis of unsecured balances outstanding are made, pending introduction of a new method that reflects the risk of possible losses on default:

                                         COMMERCIAL            CONSUMER            SMALL LOANS           MORTGAGE
-----------------------------------------------------------------------------------------------------------------------
                                                Interest/           Interest/             Interest/           Interest/
                                      Capital    Other     Capital    Other     Capital     Other    Capital    Other
-----------------------------------------------------------------------------------------------------------------------
B- Acceptable Risk, Above Normal          1         1         1          1         1           1         1         1
C- Appreciable Risk                      20       100        20        100        20         100        10       100
D- Significant Risk                      50       100        50        100        50         100        20       100
E- Risk of Unrecoverability             100       100       100        100       100         100        30       100
====================================================================================================================

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         7. THE EFFECT OF SECURITY ON PROVISIONS

                  For individual provisions, admissible security is valued at no more than 70% of their value. The length of arrears elapsed before provisions are made - depends on whether or note the security is a mortgage or not and the percentage of security value applied:

                                              TIME ELAPSED FROM DEFAULT
----------------------------------------------------------------------------------------
% COVER OF SECURITY    APPROPRIATE MORTGAGE SECURITY/ESCROW        NON-MORTGAGE SECURITY
----------------------------------------------------------------------------------------
        70                        0-18 months                         0 -12 months
        50                        18-24 months                        12-24 months
        30                        24-30 months                              -
        15                        30-36 months                              -
         0                       Over 36 months                       Over 24 months
====================================================================================

                  Security is appropriate when formalized and if it has a professionally-established and objective value to provide effective legal backing to repayment of the loan guaranteed, giving the lender or creditor preferential or prior rights to obtain payment, and which is reasonably marketable.

                  The Bank and its subsidiaries do not base their decision to lend on the amount or type of security offered, since they understand that the source of repayment of loans or financing is provided by cash flows of the borrower, whether individual or corporate. In the case of new projects, or for medium and long-term loans, prudence requires the offer of alternative sources of repayment. To the extent that the Bank and its subsidiaries are entering the market for SMEs (Small Business Enterprises), it has been their policy to seek cover under the guarantee funds Fondo Nacional de Garantias (FNG) and Fondo Agropecuario de Garantias (FAG).

         8. LOANS TO REGIONAL AUTHORITIES

                  The evaluation of loans to regional authorities includes the criteria applicable to ordinary borrowers as well as the conditions of Law 358/97 and 617/2000.

         9. RESTRUCTURED LOANS

                  A "restructured loan" is one for which a legal agreement exists with the intention or effect to modify the terms of the credit, for the debtor's benefit and at the debtor's request. This includes informal or non-moratorium agreements, Law 550/99 agreements, and special restructurings of Superintendency of Banking Circular 39/99.

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

         (I) ACCEPTANCES AND DERIVATIVES

         ACCEPTANCES

                  The Bank and Bancolombia Panama issue local currency acceptances for up to 180 days for import and export operations or local purchases. They are treated as loans and may not total more than the Bank's paid in capital and legal reserve. The asset and liability are initially recorded at the same time. If unpaid at maturity, the asset is reclassified to a loan account and the liability to "Acceptances past due", and from maturity, these acceptances are subject to reserve requirements for demand liabilities for payment within 30 days.

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

         SWAPS OR FINANCIAL EXCHANGE CONTRACTS

                  A Swap or financial exchange contract is a contract between two parties which agree to exchange flows of money within the time of the obligations, which is financially similar to a series of Forward contracts which objective is to reduce the costs and risks due to variations in exchange rates or in interest rates.

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

         (j) FORECLOSED ASSETS

                  The Bank records the adjusted value of foreclosed assets received in payment of unpaid loans in this account. Real estate received in payment is recorded on the basis of a technical market valuation. Movable assets, shares and similar capital interests are recorded at market value.

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

         LEGAL TERM FOR THE SALE OF FORECLOSED ASSETS

                  The institutions must make sale of goods that have been transferred in payment of debts previously contracted in the course of business or that have been adjusted at public auction, sue to mortgages made in their name, within two years following the date of the acquisition, except when the Superintendency of Banking, upon the Board of Directors' request, has widened the term to execute sale. But said term must not exceed, in any case, two years.

         PROVISION FOR FORECLOSED ASSETS

                  With the Issue of External Circular 034 of October, 2003 of the Superintendency of Banking, the member banks must design and adopt their own internal models for the calculation of provisions of foreclosed assets by means of which the expected loss for all types of assets is estimated. Until such model is presented or the Superintendency of Banking objects to the model, provisions will be constituted tending to the following parameters:

         Real estate

                  A provision equal to 30% of the value of the asset at the time of receipt must be constituted in proportional monthly installments. This provision will increase an additional 30% in proportional monthly installments within the second year of receipt of the asset. Once the legal term for sale has expired without authorization to extend, the provision must be 80% of the value upon receipt. In case the term extension is granted, the remaining 20% of the provision may be constituted with said term.

         Moveable assets

                  A provision equal to 35% of the value of the good at the time of acquisition must be constituted in proportional monthly installments within the following year of receipt. Said provision must be increased and additional 35% the following year. Once the legal term for sale has expired without authorization to extend, the provision must be of 100% of the book value of the asset prior to

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         provisions. In the case the term extension is granted, the remaining 30% may be constituted within the term of the same.

                  Until October 25, 2003 individual provisions were made to all kinds of foreclosed assets as of the time they are received:

    DESCRIPTION                 % OF MARKET VALUE           TERM TO MAKE PROVISION
----------------------------------------------------------------------------------
   Real property                        40                       June 30, 2002
      Housing                           30                       June 30, 2002
Moveable assets (1)                    100                  24 months after receipt
===================================================================================

         (1) If market value is lower than the unreserved balance the difference is charged to earnings.

                  Before external Circular 034 of October, 2003 of the Superintendency of Banking was in force, the Bank registered valuations caused by the excess of the commercial evaluation over the book value of the foreclosed assets, if and when they exceeded the minimum amount of provisions.

                  The Bank follows the practice established by the Superintendency of Banking for estimating the maximum expected loss on sale of foreclosed assets.

                  For some assets, the Bank has constituted provisions above those required by the Superintendency of Banking, according to the sale probability of the assets.

         (k) LOAN FEES

                  Loan origination and commitment fees, as well as direct loan origination and commitment costs, are recorded in the consolidated statement of operations as collected or incurred.

         (l) PREMISES AND EQUIPMENT

                  This account records tangible assets acquired, constructed or in the process of importation or construction and permanently used in the course of the Bank's business whose useful life exceeds one year. Property and equipment is recorded at the cost of acquisition, including direct and indirect costs and expenses incurred up to the time that the asset is in a usable condition.

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

                  Depreciation is calculated on a straight-line basis over the estimated useful life of the asset (and of units produced for the fertilizer plant and turbo-generator of the subsidiary Abocol S.A.). The annual rates used are:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

Buildings                                                 5%
Equipment, furniture and fittings                        10%
Computer equipment                                       20%
Vehicles                                                 20%
===========================================================

                  At the close individual net book values of real property (cost less accumulated depreciation) is compared with market values taken from independent professional valuations. If the market value is higher, a revaluation is recorded; otherwise, the difference is charged to expenses for the period. Valuations must be made at least every three years.

                  For 2002 and 2003 the Bank had insurance cover for fidelity, financial risks and civil liability cover for risks inherent to its business. Other policies protect assets against fire, earthquake, explosion, civil disturbance, riot, terrorism, damage to computers and vehicles.

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

                           - On December 29, 2003, the Bank, duly authorized by the Superintendency of Banking, acquired 94.89% of the stock of the Compania Suramericana de Financiamiento Comercial S.A. SUFINANCIAMIENTO. In this operation a goodwill was generated, which was totally amortized in the month of December 2003.

                           -        Stationery is amortized as and when
                                    consumed.

                           - Bonuses under the voluntary retirement scheme are amortized as permitted by the Superintendency of Banking.

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

                           - Contributions and affiliations are amortized over the period prepaid.

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  During 2003, the Bank did not constitute deferred charges for the concept of studies and projects, remodeling and improvements in rental properties. The subsidiary Bancolombia Panama S.A. did not constitute deferred charges for the prior concepts.

         (o) LEASED ASSETS

                  The affiliates Leasing Colombia S.A., Sufinanciamiento S.A. and Bancolombia Panama S.A. record the value of assets delivered under financial leases.

                  Since January 1, 1996 BC records the leasing agreements as monetary assets for an amount equal to the net present value of lease-payments due and the purchase option calculated at the start of the contract and at the rate agreed in the contract.

                  Contracts entered into up to December 31, 1995 were recorded at acquisition or construction cost including capitalizable improvements and expenses which increased the value of the property and were adjusted for inflation until December 2000.

                  The companies depreciate all their leased assets acquired prior to December 31, 1995 over the life of the contract, as required by Superintendency of Banking Circulars 097/94, 080/94 and 026/95.

                  The depreciation for leasing contracts in force at that time was the result of subtracting the net book balance from the present value of the routine and special lease payments receivable in the future plus the purchase option.

                  Contracts made after December 31, 1995 record lease payments in two parts. The portion corresponding to capital repayments is recorded as an amortization of the asset, and the rest is treated as financial income, credited to the income statement.

         (p) REAPPRAISALS

                  This account records reappraisals of permanent investments in non-marketable variable-income securities, property and equipment, foreclosed assets and works of art and culture.

                  Starting from October of 2003 with the coming in force of external circular 034, the Superintendency of Banking indicates the non-registering of reappraisals for the concept of foreclosed assets, and a maximum term is established for the reversing of those existing, until December of 2003.

                  Valuations are subject to the accounting policy for each type of asset.

         (q) OVERNIGHT FUNDS PURCHASED AND REPURCHASE AGREEMENTS

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

                  All overnight agreements are taken at terms less than 30 days, except those made with the Banco de la Republica for liquidity at year end. Likewise, restrictions on the liabilities do not exist.

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

         (s) PENSIONS

                  The Bank and its subsidiary Almacenar S.A. apply the provisions of Decree 1517/98, which requires a distribution of charges to amortize the actuarial calculation by 2010. The distribution is calculated by taking the percentage amortized up to December 1997 and annually adding the minimum percentage points needed to complete amortization by 2010. In 2003, the Bank amortized the total actuarial calculation.

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

         (u) RECOGNITION OF FINANCIAL YIELDS

                  The income due to financial revenues and other concepts are recognized at the moment in which the accounting entry is made, except for those under suspension of entry of interest of credit loan portfolio.

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

         (x) NET INCOME PER SHARE

                  Net income per share is determined on the basis of the weighted average number of shares outstanding during the period. For the periods ended December 31, 2001, 2002 and 2003 the average was 576,695,395.

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

         (aa) LEGAL RESERVE

                  According at legal dispositions, the credit institutions must constitute a legal reserve that will amount to at least fifty percent (50%) of the subscribed capital, formed with ten percent (10%) of the liquid profit of each exercise.

                  The decrease of the legal reserve will be acceptable only to offset the accumulated losses that exceed the amount of profit obtained in the corresponding exercise and of the not-distributed from prior exercises or when the amount freed is destined to capitalize the entity by means of the distribution of stock dividends.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         (ab) CONVENIENCE TRANSLATION TO U.S. DOLLARS

                  The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. dollar amounts presented in the financial statements and accompanying notes have been translated from peso figures solely for the convenience of the reader at the exchange rate of Ps 2,807.20 per US$1, which is approximately the exchange rate, in effect at December 31, 2003. This translation may not be construed to represent that the Colombian peso represents or has been or could be converted into U.S. dollars at that or any other rate.

         (ac) INCOME TAX

                  The income tax is determined as follows: From the ordinary and extraordinary income realized in the period, that being susceptible of produce net increase of shareholder's equity in the moment they incurred and, that have not been excepted, are reduced returns, reductions and discounts to obtain net income. When it be the case, from the net income are reduced the realized costs that have a direct relation with income to obtain income before taxes. From the income before taxes are reduced the deductions realized to obtain the taxable income for the ordinary system.

                  For purposes of income tax, it is presumed that the taxable income is not lower than the 6% of shareholder's equity at the last day of the immediately previous taxable period. The excess between taxable income determined under the ordinary system and the presumed income becomes in taxable income to which is applied the statutory tax rate.

                  When income tax is paid under presumed income, the difference between this and the calculated under ordinary system can be deduce in the follows five years.

                  Deferred income taxes are generally recognized for timing differences for commercial and manufacturing subsidiaries. For financial companies, the Superintendency of Banking has restricted inclusion of timing differences related to fiscal losses to amortize and the excess of presumed income over ordinary income as deferred tax asset.

(3)      TRANSACTIONS IN FOREIGN CURRENCY

                  The Superintendency of Banking sets limits on the amount of foreign-currency assets and liabilities. The Bank was in compliance with the subject rules as December 31, 2002 and 2003.

                  Substantially all foreign currency holdings are in U.S. dollars. The consolidated foreign currency assets and liabilities of the Bank at December 31, 2002 and 2003 were as follows:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                       2002                  2003
                                                       ----                  ----
ASSETS:
Cash and due from banks                           US$     32,123       US$     63,117
Overnight funds                                           54,064              210,093
Investment securities                                    665,291              637,960
Loans                                                    461,742              627,104
Customers' acceptances and derivatives                     9,808             (192,300)
Accounts receivable                                       16,562                8,647
Premises and equipment, net                               37,439               44,424
Other assets                                               1,703                3,046
                                                  --------------       --------------
   Total foreign currency assets                  US$  1,278,732       US$  1,402,091
                                                  --------------       --------------

LIABILITIES:
Deposits                                                 847,665            1,071,986
Bank acceptances outstanding                               9,803                9,807
Borrowings from domestic development banks                13,997                6,455
Interbank borrowings                                     133,509              162,460
Other liabilities                                         45,828               11,660
                                                  --------------       --------------
   Total foreign currency liabilities                  1,050,802            1,262,368
                                                  --------------       --------------
     NET FOREIGN CURRENCY ASSET POSITION          US$    227,930       US$    139,723
                                                  ==============       ==============

                  The Bank's unconsolidated net foreign currency asset position amounted to US$ 132,995 and US$ 201,620 at December 31, 2002 and 2003, respectively.

                  The Bank has the required net foreign currency position within the legal terms.

(4)      CASH AND DUE FROM BANKS

                  The balances of cash and due from banks at December 31, 2002 and 2003 consisted of the following:

                                                             2002              2003
                                                             ----              ----
COLOMBIAN PESO DENOMINATED:
Cash                                                     Ps  368,734       Ps  436,146
Due from the Colombian Central Bank                          137,644           202,275
Due from domestic banks                                        9,976             6,014
Remittances of domestic negotiated checks in transit          36,653            26,704
Provision                                                        (26)             (268)
                                                         -----------       -----------
   TOTAL LOCAL CURRENCY                                      552,981           670,871
                                                         -----------       -----------

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                             2002              2003
                                                             ----              ----
FOREIGN CURRENCY:
Cash                                                          17,154            34,951
Due from the Colombian Central Bank                            9,734             9,560
Due from foreign banks                                        58,454           128,313
Remittances of foreign negotiated checks in transit            5,082             4,752
Provision                                                          -              (395)
                                                         -----------       -----------
   TOTAL FOREIGN CURRENCY                                     90,424           177,181
                                                         ===========       ===========
    TOTAL CASH AND DUE FROM BANKS                        Ps  643,405       Ps  848,052
                                                         ===========       ===========

                  Restricted cash and deposits at the Central Bank amounted to Ps 492,445 and Ps 628,071 at December 31, 2002 and 2003, respectively. The restriction, which is prescribed by the Central Bank, is based on a percentage of deposits maintained at the Bank by its customers.

(5)      INVESTMENT SECURITIES

                  Investment securities at December 31, 2002 and 2003 consisted of the following:

                                                           2002             2003
                                                           ----             ----
TRADING SECURITIES

COLOMBIAN PESO DENOMINATED:
Colombian government                                    Ps   887,804    Ps   819,670
Colombian Central Bank                                           515             657
Government entities                                           36,457          22,196
Financial institutions                                       508,678         417,868
Corporate bonds                                                    -          17,229
Other marketable equity securities                            42,419          20,776
                                                        ------------    ------------
   Total local currency denominated                        1,475,873       1,298,396
                                                        ------------    ------------

FOREIGN CURRENCY DENOMINATED:
Colombian government                                         109,833         325,255
Euronotes and Eurobonds                                           27               -
Government entities                                           97,107          29,293
Other marketable equity securities                             5,564           3,140
                                                        ------------    ------------
   Total foreign currency denominated                        212,531         357,688
                                                        ------------    ------------
     TOTAL TRADING SECURITIES                           Ps 1,688,404    Ps 1,656,084
                                                        ============    ============

                  The foreign currency denominated securities issued or secured by the Colombian government are bonds denominated in U.S. dollars, purchased at par value, with annual average interest rates of 8.73% and
         9.08 % for 2002 and 2003, respectively.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  The Bank had pledged investments securities of Ps 934,024 and Ps 1,309,332 as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions as of December 31, 2002 and 2003, respectively.

                  The Bank sold Ps 58,673,102 and Ps 66,720,388 of investment securities during the years ended December 31, 2002 and 2003, respectively.

                                                                  2002              2003
                                                                  ----              ----
   AVAILABLE FOR SALE - DEBT SECURITIES

COLOMBIAN PESO DENOMINATED:
Colombian government                                         Ps    425,812     Ps    582,737
Financial institutions                                              22,270                 -
                                                             -------------     -------------
   Total local currency denominated                                448,082           582,737
                                                             -------------     -------------

FOREIGN CURRENCY DENOMINATED:
Colombian government                                             1,017,651           866,072
Financial institutions                                             229,462           166,406
Other marketable equity securities                                 190,943           188,643
                                                             -------------     -------------
   Total foreign currency denominated                            1,438,056         1,221,121
                                                             -------------     -------------
     TOTAL AVAILABLE FOR SALE - DEBT SECURITIES              Ps  1,886,138     Ps  1,803,858
                                                             =============     =============

                                                                   PARTICIPATION
                                                                   PERCENTAGE AT
                                                                 DECEMBER 31, 2003           2002            2003
                                                                 -----------------           ----            ----
  AVAILABLE FOR SALE - EQUITY SECURITIES

Corporacion Nacional de Ahorro y Vivienda S.A.  Conavi                28.52%             Ps     88,681    Ps   88,681
Todo Uno Services                                                     37.00%                    53,367         57,518
Corporacion Financiera Suramericana S.A. Corfinsura                    4.62%                    14,567         22,123
Urbanizacion Chico Oriental No. 2 Ltda. (1)                           24.37%                     7,848          7,848
Carreteras Nacionales del Meta S.A.                                    8.44%                     7,408          6,418
Sociedad Administradora de Fondos de Pensiones y de
   Cesantias Proteccion S.A.                                           7.42%                     7,014          7,014
Sociedad de Servicios Tecnicos y
  Administrativos Multienlace S.A.                                    48.60%                     6,957          6,957
Fideicomiso  Devinorte                                                10.31%                     5,277          5,277
Industrias Forum S.A.                                                     -                      4,480              -
Concesiones CCFC S.A.                                                 25.50%                     4,358          4,358
Venrepa C.A.                                                          99.62%                     3,177          3,169

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                   PARTICIPATION
                                                                   PERCENTAGE AT
                                                                 DECEMBER 31, 2003           2002            2003
                                                                 -----------------           ----            ----
Transmetato ESP S.A. (2)                                                  -                      2,673              -
Banco Latinoamericano  de exportaciones BLADEX S.A.                    0.20%                     2,391          2,387
Deposito Centralizado de Valores de Colombia Deceval S.A.              6.97%                       979          1,276
Compania de Inversiones Bogota S.A.                                   13.00%                       653            653
3001 S.A.                                                              6.56%                       457            699
Urbanizacion Sierras del Chico Ltda. (1)                               0.55%                       203            203
Concesiones Urbanas S.A.                                              33.32%                         -            783
Other                                                                                           11,024         13,140
                                                                                         -------------    -----------
     TOTAL AVAILABLE FOR SALE - EQUITY SECURITIES                                              221,514        228,504
Allowance for other-than-temporary impairment in value                                         (60,579)       (70,296)
                                                                                         -------------    -----------
     TOTAL AVAILABLE FOR SALE - EQUITY SECURITIES, NET                                   Ps    160,935    Ps  158,208
                                                                                         =============    ===========

(1) Allowance was increased in compliance with instructions of Superintendency of Banking.

(2) During 2003 the subsidiary Colcorp S.A. sold 100,742,666 shares of Transmetano S.A. ESP with a cost of Ps 2,673. Almacenar S.A. charged - off its investment in CTI Cargo S.A., this company is currently in liquidation.

                  Dividends received from equity investments amounted to Ps 2,665, and Ps 19,491 and Ps 30,734 for the years ended December 31, 2001, 2002 and 2003, respectively.

                  Most of the equity investments were classified as Category "A". The following investments are classified in categories other than "A":

                                                              2002                      2003
                                                              ----                      ----
                                                                   VALUATION                  VALUATION
                                                     CATEGORY      ALLOWANCE    CATEGORY      ALLOWANCE
                                                     --------      ---------    --------      ---------
Todo Uno Service                                         D        Ps  42,286       D         Ps  53,932
Urbanizacion Chico Oriental No. 2 Ltda.                  E             7,848       E              7,848
Urbanizacion Sierras del Chico Ltda.                     E               203       E                203
Industria Colombo Andina Inca S.A.                       E               300       E                300
Industrias Forum S.A.                                    E             4,480       -                  -
Venrepa C.A.                                             D             1,906       E              3,169
Compania de Inversiones Bogota S.A.                      E               653       E                653
3001 S.A.                                                                  -       E                699
Sociedad Portuaria San Andres                                              -       E                  3
Sociedad Promotora Siderurgica Colombiana E.U.                             -       E                365
Prina S.A.                                                                 -       E                275
Tesicol                                                                    -       E                  4
=======================================================================================================

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                  2002            2003
                                                                  ----            ----
   HELD TO MATURITY SECURITIES

COLOMBIAN PESO DENOMINATED:
Colombian government                                             596,438        701,941
Government entities                                                6,232          3,764
Financial institutions                                             5,311          7,045
Other                                                              1,987          9,543
    TOTAL HELD TO MATURITY SECURITIES                            609,968        722,293
                                                                 -------        -------
Allowance for other-than-temporary impairment in value            (1,987)        (3,719)
                                                                 -------        -------
     TOTAL HELD TO MATURITY SECURITIES, NET                      607,981        718,574
                                                                 =======        =======

(6)      LOANS

                  The following represents the classification of the total loan portfolio as of December 31, 2002 and 2003 in accordance with the provisions of the Superintendency of Banking:

                                                     DECEMBER 31, 2002

  CLASSIFICATION                  MORTGAGE        COMMERCIAL         CONSUMER        SMALL LOAN           TOTAL
  --------------                  --------        ----------         --------        ----------           -----
"A" Normal Risk                  Ps  37,210      Ps  4,209,753      Ps  803,705      Ps  65,221       Ps  5,115,889
"B" Acceptable Risk                      21            454,955           23,138           1,315             479,429
"C" Appreciable Risk                    118            131,588           10,539             537             142,782
"D" Significant Risk                     20            167,916           12,290             404             180,630
"E" Unrecoverable                       725            255,248           21,226           1,386             278,585
                                 ----------      -------------      -----------      ----------       -------------
        TOTAL LOANS              Ps  38,094      Ps  5,219,460      Ps  870,898      Ps  68,863       Ps  6,197,315
                                 ==========      =============      ===========      ==========       =============

                                                              DECEMBER 31, 2003

    CLASSIFICATION               MORTGAGE        COMMERCIAL         CONSUMER         SMALL LOAN         TOTAL
    --------------               --------        ----------         --------         ----------         -----
"A" Normal Risk                 Ps  47,676      Ps  5,968,085     Ps  1,195,833      Ps  76,679     Ps  7,288,273
"B" Acceptable Risk                      4            309,324            32,805           3,164           345,297
"C" Appreciable Risk                     -             96,431            11,816           1,368           109,615
"D" Significant Risk                    18            180,263            15,048             746           196,075
"E" Unrecoverable                      463             70,391            17,657           1,897            90,408
                                ----------      -------------     -------------      ----------     -------------
        TOTAL LOANS             Ps  48,161      Ps  6,624,494     Ps  1,273,159      Ps  83,854     Ps  8,029,668
                                ==========      =============     =============      ==========     =============

                  Promisory Notes by means of which loans amounting to Ps 652,535 and Ps 1,426,973 at December 31, 2002 and 2003, respectively have been documented, were duly endorsed to domestic

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         development banks, as required for laws regulations such type of loans.

                  The following represents a summary of restructured loans as of December 31, 2002 and 2003:

                                                         2002               2003
                                                         ----               ----
Ordinary restructurings                           Ps      602,977      Ps     482,967
Extraordinary restructurings                               48,435              38,928
Under law 550                                              71,291              71,503
Under law 617                                             123,477             108,395
Creditor agreement proceedings                             13,653              11,364
Performance Agreement                                           -              49,564
Interest and other receivable items                        26,315              12,874
                                                  ---------------      --------------
                                                          886,148             775,595
Allowances for loan losses                               (206,263)           (192,539)
                                                  ---------------      --------------
  NET OF RESTRUCTURED LOANS                       Ps      679,885      Ps     583,056
                                                  ===============      ==============

(7)      ALLOWANCE FOR LOANS AND ACCRUED INTEREST LOSSES

                  An analysis of the activity in the allowance for loan losses during the years ended December 31, 2001, 2002 and 2003 is as follows:

                                                        2001            2002          2003
                                                        ----            ----          ----
Balance at beginning of year                         Ps  285,565     Ps  271,729   Ps  332,324
Balance at beginning of year (Sufinanciamiento)                -               -        11,854
Provision                                                 86,793         143,361       286,170
Charge-offs                                              (83,586)        (71,592)     (112,393)
Effect of difference in exchange rate (1)                      -          10,366          (284)
Reversal of provisions and recoveries                    (17,043)        (21,540)     (130,408)
                                                     -----------     -----------   -----------
Balance at end of year                               Ps  271,729     Ps  332,324   Ps  387,263
                                                     ===========     ===========   ===========
Ratio of charge-offs to average outstanding loans           1.69%           1.31%         1.61%
                                                     ===========     ===========   ===========

         (1) For year 2001, the effect of difference in exchange rate was included as a part of recoveries.

                  The activity in the allowance for accrued interest losses during the year ended December 31, 2001, 2002 and 2003 is as follows:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                       2001         2002        2003
                                                       ----         ----        ----
Balance at beginning of year                         Ps  30,771   Ps  27,011  Ps  15,074
Balance at beginning of year (Sufinanciamiento)               -            -         769
Provision                                                 4,965        4,518       5,316
Charge-offs                                              (4,255)      (5,293)     (4,089)
Reversal of provisions and recoveries                    (4,470)     (11,834)    (11,897)
Effect of difference in exchange rate (1)                     -          672         (3)
                                                     ----------   ----------  ----------
Balance at end of year                               Ps  27,011   Ps  15,074  Ps   5,170
                                                     ==========   ==========  ==========

         (1) For year 2001, the effect of difference in exchange rate was included as a part of recoveries.

(8)      CUSTOMER ACCEPTANCES AND DERIVATIVES

                  The Bank's rights and commitments from derivatives operations as of December 31, 2002 and 2003 were as the follows:

                                                                         2002               2003
                                                                         ----               ----
CUSTOMER ACCEPTANCES
Current                                                              Ps     29,102       Ps   35,806
Overdue                                                                      1,570                 -
                                                                     -------------       -----------
Total                                                                       30,672            35,806

DERIVATIVES
(Fair value of derivatives instruments)

FORWARD CONTRACTS
Foreign exchange rights contracts to buy                                   609,466           747,839
Foreign exchange rights contracts to sell                                1,223,531         1,744,465
Financial instruments rights to buy (local currency)                       107,299           165,262
Financial instruments rights to sell (local currency)                       95,561           146,542
                                                                     -------------       -----------
  Total rights                                                           2,035,857         2,804,108

Foreign exchange commitments contracts to buy                             (567,369)         (750,146)
Foreign exchange commitments contracts to sell                          (1,310,014)       (1,773,315)
Financial instruments commitments to buy (local currency)                 (106,022)         (168,213)
Financial instruments commitments to sell (local currency)                 (98,786)         (146,431)
                                                                     -------------       -----------
  Total obligations                                                     (2,082,191)       (2,838,105)
                                                                     -------------       -----------
   TOTAL FORWARD CONTRACTS                                                 (46,334)          (33,997)
                                                                     -------------       -----------

FUTURES CONTRACTS
Foreign exchange rights contracts to buy                             Ps     38,635       Ps    7,720
Foreign exchange rights contracts to sell                                    5,724            64,116
Financial instruments rights to buy (local currency)                             -               258
                                                                     -------------       -----------
  Total rights                                                              44,359            72,094

Foreign exchange commitments contracts to buy                              (38,635)           (7,690)

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                                         2002            2003
                                                                                     -----------     -----------
Foreign exchange commitments contracts to sell                                            (5,724)        (64,425)
Financial instruments commitments to buy (local currency)                                      -            (258)
                                                                                     -----------     -----------
  Total obligations                                                                      (44,359)        (72,373)
   TOTAL FUTURE CONTRACTS                                                                      -            (279)

SWAPS
Interest rate rights contracts                                                                 -             120
Interest rate commitments contracts                                                            -            (111)
                                                                                     -----------     -----------
   TOTAL SWAPS                                                                                 -               9
                                                                                     -----------     -----------
       TOTAL CUSTOMER ACCEPTANCES AND DERIVATIVES                                    Ps  (15,662)    Ps    1,539
                                                                                     ===========     ===========

                  The Bank currently has an investment portfolio in local and foreign currencies that allows it to offer foreign exchange and interest rate coverage to its clients. By using derivatives the Bank hedges exchange risk and protects its foreign-currency investment portfolio. These derivatives help protect the Bank against exchange-rate fluctuation and increases the predictability of the Bank's yield on foreign-currency investments.

                  The Bank derivatives' policy is to maintain active and passive positions with clients with the intent to reduce interest rate and exchange rate risk as much as possible. Within the amount of credit granted to the Bank's clients there is a portion for the management of derivatives. For this reason, the Bank never carries out any operation of this type unless the client has the capacity to obtain a credit from the Bank.

                  Under the rules of the Superintendency of Banking, BC's derivatives portfolio is marked to market daily. Unrealized gains and losses are expressed in the statement of operations.

                  During 2003, for forward contracts, the average cost of rights and commitments relating to the purchase of financial instruments is 11.47% with a maturity of 7 days and the average yield from rights and commitments relating to the sale of financial instruments is 7.55% with a maturity of 2 days.

                  During 2003, the average yield from rights and commitments relating to the sale of foreign currency is 9.27% annually with a maturity of 101 days. The average yield from rights and commitments relating to the purchase of foreign currency is 8.97% annually with a maturity of 41 days.

                  The interest rates and the maturities indicated for forward contracts are the same for futures contracts.

                  The average fair value of the hedging portfolio during the year 2003 was US$154,730 equivalent to Ps 445,242 and the average yield was 9.27%.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(9)      ACCOUNTS RECEIVABLE

                  As of December 31, 2002 and 2003, accounts receivable consisted of the following:

                                                                              2002                2003
                                                                         ------------        ------------
Credit card operations                                                   Ps    61,773        Ps    55,623
Due from other banks                                                              753                 283
Accrued interest on investment securities                                          81                 101
Advances to contractors and employees                                          14,980              10,951
Remittances in transit                                                            828                 910
Commissions                                                                     5,587               6,986
Warehousing services                                                            7,200               7,358
Dividends                                                                         347                 443
Leasing                                                                        34,384               9,758
Services and properties sells                                                  24,255              29,823
Employee advances                                                                 276                 318
Claims to insurance companies                                                     349                 293
Credit card compensation                                                       29,075              20,291
Other receivables                                                              11,592              45,296
                                                                         ------------        ------------
    TOTAL ACCOUNTS RECEIVABLE                                                 191,480             188,434
                                                                         ------------        ------------
Allowance for accounts receivable losses                                       (9,817)            (21,011)
                                                                         ------------        ------------
     ACCOUNTS RECEIVABLE                                                 Ps   181,663        Ps   167,423
                                                                         ============        ============

                  The activity in the allowance for accounts receivable during the years ended December 31, 2001, 2002 and 2003 is as follows:

                                                                       2001             2002              2003
                                                                   -----------      -----------       -----------
Balance at beginning of year                                       Ps   19,580      Ps   15,696       Ps    9,817
Balance at beginning of year (Sufinanciamiento)                              -                -               631
Provision for uncollectible amounts                                      3,739            5,125            14,198
Charge-offs                                                             (7,592)          (6,524)           (2,913)
Recoveries                                                                 (31)          (4,476)           (1,321)
Allowance used                                                               -             (424)              (19)
Effect of difference in exchange rate (1)                                    -              420               618
                                                                   -----------      -----------       -----------
Balance at end of year                                             Ps   15,696      Ps    9,817       Ps   21,011
                                                                   ===========      ===========       ===========

         (1) For year 2001, the effect of difference in exchange rate was included as a part of recoveries.

(10)     PREMISES AND EQUIPMENT AND LEASE

                  At December 31, 2002 and 2003 premises and equipment consisted of the following:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                 2002             2003
                                                             -----------     -------------
PREMISES AND EQUIPMENT
Land                                                         Ps   53,930     Ps     53,491
Buildings                                                        222,444           221,302
Warehouses                                                        20,081            27,369
Furniture, equipment and fixtures                                103,215           114,074
Computer equipment                                               150,851           178,026
Vehicles                                                           3,897             4,790
Construction in progress                                          10,376             4,696
Machinery and equipment                                          101,361           103,071
Equipment in - transit                                            11,456            35,864
Rural premises                                                     1,091             1,091
                                                             -----------     -------------
Total                                                            678,702           743,774
Less accumulated depreciation                                   (331,694)         (377,186)
Allowance                                                        (29,284)          (28,624)
                                                             -----------     -------------
   PREMISES AND EQUIPMENT, NET                               Ps  317,724     Ps    337,964
                                                             ===========     =============

                                                                  2002             2003
                                                              ------------     ------------
LEASES
Machinery and equipment                                       Ps   236,346     Ps   328,820
Vehicles                                                            51,138          118,204
Furniture, equipment and fixtures                                    3,054            2,305
Ships, trains and livestock                                          1,864           24,012
Computer equipment                                                  18,660           24,673
Real goods                                                          44,239           52,707
                                                              ------------     ------------
    TOTAL                                                          355,301          550,721
Less accumulated depreciation                                       (7,475)          (9,547)
Allowance                                                           (6,035)          (8,081)
                                                              ------------     ------------
    LEASE, NET                                                Ps   341,791     Ps   533,093
                                                              ============     ============

                  Depreciation expense for the years ended December 31, 2001, 2002 and 2003, amounted to Ps 35,965, Ps 34,444 and Ps 40,625 respectively.

(11)     PREPAID EXPENSES, DEFERRED CHARGES AND OTHER ASSETS

                  At December 31, 2002 and 2003, prepaid expenses, deferred charges and other assets consisted of the following:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                                   2002             2003
                                                                               ------------    -------------
PREPAID EXPENSES:
Insurance premiums                                                             Ps     5,540    Ps      5,620
Interest                                                                                360               72
Other                                                                                   745            1,054
                                                                               ------------    -------------
    TOTAL PREPAID EXPENSES                                                            6,645            6,746
                                                                               ------------    -------------
DEFERRED CHARGES:
Goodwill                                                                       Ps   118,903    Ps     99,910
Studies and projects                                                                 10,250            4,333
Computer programs                                                                     8,508            8,513
Remodeling                                                                            5,033              593
Organization and pre-operating expenses                                               1,876              218
Leasehold improvements                                                                1,553              212
Deferred taxes non-banking entities                                                     562              318
Stationery and supplies                                                                 481              563
Taxes                                                                                   182                -
Contributions                                                                             -               34
Other                                                                                23,314            6,302
                                                                               ------------    -------------
    TOTAL DEFERRED CHARGES                                                     Ps   170,662    Ps    120,996
                                                                               ============    =============

                                                                                   2002            2003
                                                                               ------------    ------------
OTHER ASSETS:
Value added tax deductible and withholding taxes                               Ps    51,173    Ps    57,786
Investment in Trust                                                                  51,072          54,458
Deposits                                                                              7,946          12,066
Assets to place in leasing contracts                                                    520          33,224
Other                                                                                 5,941           9,422
                                                                               ------------    ------------
   TOTAL OTHER ASSETS                                                               116,652         166,956
                                                                               ------------    ------------
    TOTAL                                                                      Ps   293,959    Ps   294,698
                                                                               ============    ============

                  The activity of the goodwill account during the years ended December 31, 2001, 2002 and 2003 is as follows:

                                                                  2001             2002             2003
                                                              ------------     -----------     -------------
Balance at beginning of year                                  Ps   164,201     Ps  141,552     Ps    118,903
Balance at beginning of year (Sufinanciamiento)                          -               -             4,433
Constitution                                                             -               -            36,347
Amortization                                                       (22,649)        (22,649)          (59,773)
                                                              ------------     -----------     -------------
Balance at end of year                                        Ps   141,552     Ps  118,903     Ps     99,910
                                                              ============     ===========     =============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(12)     FORECLOSED ASSETS

                  At December 31, 2002 and 2003, foreclosed assets consisted of the following:

                                                                  2002             2003
                                                              ------------     -----------
Equity securities                                             Ps    37,530     Ps   48,248
Real estate                                                        114,306         112,381
Other assets                                                        33,425          33,692
                                                              ------------     -----------
                                                                   185,261         194,321
Allowance                                                         (107,962)       (135,121)
                                                              ------------     -----------
    TOTAL FORECLOSED ASSETS, NET                              Ps    77,299     Ps   59,200
                                                              ============     ===========

                  The following is a summary of equity securities classified as foreclosed assets:

                                                                  2002             2003
                                                              ------------     -----------
Urbanizacion Sierras del Chico Ltda                           Ps    11,567     Ps   11,567
Chico Oriental Numero 2 Ltda                                        14,053          14,053
Pizano S.A.                                                          3,663           3,663
Convertible Securities Pizano S.A.                                   3,221           3,221
Patrimonio Lineas Agromar                                            1,571           1,399
Fideicomiso Emcocables 2 Santa Ana                                       -           2,991
Fideicomiso Pagos Procam                                                 -           7,044
Other                                                                3,455           4,310
                                                              ------------     -----------
    TOTAL                                                     Ps    37,530     Ps   48,248
                                                              ============     ===========

                  The activity of the valuation allowance foreclosed assets during the years ended December 31, 2001, 2002 and 2003 is as follows:

                                                                  2001             2002            2003
                                                              -----------      -----------     ------------
Balance at beginning of year                                  Ps   93,591      Ps  106,081     Ps   107,962
Balance at beginning of year (Sufinanciamiento)                         -                -              222
Provision                                                          21,321           17,236           32,458
Charge-offs                                                          (583)               -                -
Reversals of previously recorded provisions                        (8,248)         (15,355)          (5,521)
                                                              -----------      -----------     ------------
Balance at the end of year                                    Ps  106,081      Ps  107,962     Ps   135,121
                                                              ===========      ===========     ============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(13)     REAPPRAISAL OF ASSETS

         The following is a detail at December 31, 2003:

                                                                  2002              2003
                                                              ------------     -------------
Asset revaluations                                            Ps   259,811     Ps    253,413
Less: proportional equity revaluations                            (195,554)         (198,072)
Less: minority interests                                           (26,889)          (25,255)
                                                              ------------     -------------
    TOTAL EQUITY REVALUATIONS                                 Ps    37,368     Ps     30,086
                                                              ============     =============

                  The proportional equity revaluations refer to the acquisition of investments in Colcorp S.A., Almacenar S.A., Comisionista de Colombia S.A., Leasing Colombia S.A., Fiducolombia S.A. and affiliates calculated on acquisition date. Consolidation rules require this value to be unchanged while the investment is held or no new acquisitions are made.

(14)     INTERBANK BORROWINGS

                  Interbank borrowings, primarily denominated in U.S. dollars, at December 31, 2002 and 2003 are summarized as follows:

                                                    2002                  2003
                                               -------------         -------------
FOREIGN BANKS
Short-term                                     Ps    365,316         Ps    249,874
Long-term                                             38,646               206,185
                                               -------------         -------------
    TOTAL                                      Ps    403,962         Ps    456,059
                                               =============         =============

                  Short-term interbank borrowings, obtained from other banks for liquidity purposes, are unsecured and generally have maturities ranging from 90 to 180 days.

                  Interest rates on U.S. dollar denominated short-term borrowings from foreign banks averaged 2.44% and 1.24% in 2002 and 2003, respectively.

                  For the long term, interbank borrowings the rate average was 6.27% and 5.84% in 2002 and 2003 respectively. Maturities at December 31, 2003 were as follows:

                             2003
                        ------------
2005                    Ps    32,632
2006                         173,553
                        ------------
                        Ps   206,185
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

                  As of December 31, 2002 and 2003, borrowings from domestic development banks received from certain Colombian government agencies consisted of the following:

                                                                                    2002             2003
                                                                                 -----------      -----------
Fondo para el Financiamiento del Sector Agropecuario                             Ps  121,878      Ps  180,648
Banco de Comercio Exterior de Colombia ("Bancoldex")(1)                              340,684          426,068
Findeter                                                                              43,672           89,148
Colombian Central Bank                                                               132,165               53
Other                                                                                 74,654           59,619
                                                                                 -----------      -----------
    TOTAL                                                                        Ps  713,053      Ps  755,536
                                                                                 ===========      ===========

                  (1) For 2002, include loans transferred from IFI to Bancoldex.

                  Interest rates on borrowings from domestic development banks averaged 7.98% and 8.26% in 2002 and 2003, respectively, in local currency and 3.44% and 5.29% in 2002 and 2003, respectively, in foreign currency. Maturities at December 31, 2003 were as follows:

2004                                              Ps   155,042
2005                                                   121,962
2006                                                   140,097
2007                                                    95,021
2008                                                   129,748
2009 and thereafter                                    113,666
                                                  ------------
    TOTAL                                         Ps   755,536
                                                  ============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(16)     OTHER LIABILITIES

                  As of December 31, 2002 and 2003, other liabilities consisted of the following:

                                                                                            2002           2003
                                                                                       ------------    ------------
Unearned income                                                                        Ps     8,975    Ps    11,030
Accrued severance Law 50, net of advances                                                     4,148           4,510
Accrued severance pre-Law 50, net of advances to employees
   of Ps 11,502 and Ps 10,438 in 2002 and 2003, respectively                                 11,346          11,675
Accrued payroll and other severance benefits                                                 14,740          18,610
Accrued pension obligations net of deferred cost                                             68,322          78,578
Negative goodwill                                                                             3,788           2,313
Deferred interest on restructured loans                                                      49,664          32,452
Other                                                                                         9,589          15,149
                                                                                       ------------    ------------
   TOTAL                                                                               Ps   170,572    Ps   174,317
                                                                                       ============    ============

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

                  In accordance with the Colombian Labor Code, employers must pay retirement pensions to employees who fulfill certain requirements as to age and time of service. However, the Social Security Institute and another private funds has assumed a large portion of this obligation.

         Pension obligation

                  The following is an analysis of the Bank's pension obligations for the years ended December 31, 2001, 2002 and 2003:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                    PROJECTED
                                                                     PENSION         DEFERRED
                                                                    LIABILITY          COST            NET
                                                                   -----------     -----------      ---------
BALANCE AT DECEMBER 31, 2000                                       Ps   70,676     Ps  (11,661)     Ps 59,015
                                                                   ===========     ===========      =========
Adjustment per actuarial valuation                                      10,357         (10,357)             -
Benefits paid                                                           (8,050)              -         (8,050)
Pension expense                                                              -          11,263         11,263
                                                                   -----------     -----------      ---------
BALANCE AT DECEMBER 31, 2001                                       Ps   72,983     Ps  (10,755)     Ps 62,228
                                                                   ===========     ===========      =========
Adjustment per actuarial valuation                                      13,973         (13,973)             -
Benefits paid                                                           (8,393)              -         (8,393)
Pension expense                                                              -          14,487         14,487
                                                                   -----------     -----------      ---------
BALANCE AT DECEMBER 31, 2002                                       Ps   78,563     Ps  (10,241)     Ps 68,322
                                                                   ===========     ===========      =========
Adjustment per actuarial valuation                                      10,120         (10,120)             -
Benefits paid                                                           (9,245)              -         (9,245)
Pension expense                                                              -          19,501         19,501
                                                                   -----------     -----------      ---------
BALANCE AT DECEMBER 31, 2003                                       Ps   79,438     Ps     (860)     Ps 78,578
                                                                   ===========     ===========      =========

                  The present value of the obligation for pensions as of December 31, 2001, 2002, and 2003 was determined on the basis of actuarial calculations in conformity with legal regulations. The significant assumptions utilized in the actuarial calculations for the years ended December 31, 2001, 2002 and 2003 were as follows:

                                                     2001                2002                2003
                                                    -----               -----               -----
Discount rate                                       27.30%              24.82%              23.03%
Future pension increases                            19.06%              17.14%              15.33%
                                                    =====               =====               =====

(17)     LONG TERM-DEBT

                  The scheduled maturities of long term-debt at December 31, 2003 are as follows:

2004                                   Ps     12,042
2005                                           6,324
2006                                          17,500
2007                                          23,500
2008                                          10,500
2009 and thereafter                            1,952
                                       -------------
                                       Ps     71,818
                                       =============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  Long term debt consists of bonds issued by Leasing Colombia S.A. in 1999 and 2002 bearing interest at an average rate of 9.62%, bonds issued by Abocol S.A. in 2002 bearing interest at an average rate of CPI + 8% and bonds issued by Fundicom S.A. in 2003 bearing interest an average rate of CPI.

(18)     ACCRUED EXPENSES

                  As of December 31, 2002 and 2003, accrued expenses consisted of the following:

                                                                   2002             2003
                                                               ------------     -----------
Interest payable                                               Ps       318     Ps      218
Income tax payable                                                    6,333           6,064
Fines and sanctions (1)                                              20,492          30,200
Labor obligations                                                     1,186           7,446
Other                                                                26,775          12,245
                                                               ------------     -----------
    TOTAL                                                      Ps    55,104     Ps   56,173
                                                               ============     ===========

                  (1) See note 23(d) as it refers to Bancolombia

                  The statutory income tax rate for 2000 and 2001 was 35%. For 2002 and 2003, the statutory income tax was 37% for Bancolombia, Leasing Colombia, Colcorp and Fiducolombia according to an agreement of tax stability and 35% and 38.5% for the other subsidiaries, respectively.

                  The Bank's tax liability is calculated based on the greater of
         (i) net taxable income and (ii) presumed income, which, in 2002 and 2003 is 6% of stockholders' equity.

                  The following is a reconciliation of taxable income before income taxes for the years ended December 31, 2001, 2002 and 2003:

                                                                               2001             2002              2003
                                                                           ------------    -------------     -------------
Income before income taxes                                                 Ps   188,108    Ps    252,998     Ps    532,019
Adjustments for consolidation purposes, net                                     (29,546)          (7,114)          (26,722)
Difference between net operating loss
   carry-forwards and presumed income                                            56,569           54,015            16,404
Non-deductible provisions, costs and expenses                                   120,115           99,806           107,926
Nontaxable or exempt income                                                    (218,406)        (251,005)         (420,253)
Difference between monetary correction for
   tax purposes and for financial reporting purposes                            (26,546)         (27,989)          (40,040)
                                                                           ------------    -------------     -------------
Taxable income                                                             Ps    90,294    Ps    120,711     Ps    169,334

Statutory tax rate (1)                                                               35%           36.89%            36.84%
                                                                           ------------    -------------     -------------
Estimated current income tax                                               Ps    31,603    Ps     44,533     Ps     62,391
Deferred income tax expense (benefit)                                               (28)          (1,915)              244
                                                                           ------------    -------------     -------------
    TOTAL                                                                  Ps    31,575    Ps     42,618     Ps     62,635
                                                                           ============    =============     =============

(1) The statutory income tax rate for 2002 and 2003 was 37% for Bancolombia, Leasing Colombia, Colcorp and Fiducolombia, according to the agreement of tax stability and 35% and 38.5% for the other subsidiaries, respectively.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  Income taxes for the years ended December 31, 2002 and 2003 are subject to review by the tax authorities. The Bank management and its legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review. The Bank and its subsidiaries do not have any pending claims from the tax authorities.

                  The following represents a summary of the utilizable date for the fiscal losses to amortize and excess of presumed income over ordinary income:

               FISCAL LOSSES TO          EXCESS OF PRESUMED INCOME OVER
                   AMORTIZE                     ORDINARY INCOME
               ----------------          ------------------------------
2004           Ps         1,475          Ps                      62,392
2005                      7,686                                  10,832
2006                      2,995                                       -
2007                      2,698                                   4,677
2008                        493                                   2,591
               ----------------          ------------------------------
               Ps        15,347          Ps                      80,492
               ================          ==============================

(19)     SUBSCRIBED AND PAID-IN CAPITAL

                  Subscribed and paid-in capital consisted of the following:

                                                                             2001                  2002                2003
                                                                          -----------          -----------          -----------
AUTHORIZED SHARES                                                         670,000,000          670,000,000          670,000,000
                                                                          ===========          ===========          ===========
ISSUED AND OUTSTANDING:
Common shares with a nominal value of  500 pesos                          398,259,608          398,259,608          398,259,608
Preference shares with a nominal value of 500 pesos                       178,435,787          178,435,787          178,435,787
                                                                          ===========          ===========          ===========

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

                  In accordance with Colombian law, the deposit of shares abroad constitutes a foreign investment institutional fund, and the dividends paid to such funds are not subject to taxes in Colombia. Accordingly, the dividends paid abroad by the Bank to holders of ADSs are tax-free in Colombia, except in cases in which the Bank distributes income in excess of that on which it has paid income taxes; in such cases, the ADS holders would have to pay income tax at the rate of 35% on the excess portion of dividends received.

                  The Bank's weighted average number of common and preference shares outstanding used in the computation of earnings per share was 576,695,395 in 2001, 2002 and 2003.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(20)     APPROPRIATED RETAINED EARNINGS

                  Pursuant to Colombian law, 10% of the net income of the Bank company and its Colombian subsidiaries in each year must be appropriated with a credit to a "legal reserve fund" until its balance is equivalent to at least 50% of the subscribed capital. This legal reserve may not be reduced to less than the indicated percentage, except to cover losses in excess of undistributed earnings.

                  The component "other" in consolidated statements of stockholders' equity correspond to the subsidiaries' retained earnings that do not eliminate in the consolidation process.

                  Appropriated retained earnings consist of the following:

                                                            2001                2002                 2003
                                                      ---------------      ---------------      ---------------
Legal reserve                                         Ps      291,133      Ps      386,009      Ps      497,075
Additional paid - in capital                                  107,359              107,359              107,359
Other reserves                                                 40,226               72,819              135,920
                                                      ---------------      ---------------      ---------------
    TOTAL                                             Ps      438,718      Ps      566,187      Ps      740,354
                                                      ===============      ===============      ===============

                  In addition, paid-in capital of Ps 107,359 at December 31, 2001, 2002 and 2003 was recorded as part of the legal reserve, as required by the Superintendency of Banking.

(21)     DIVIDENDS DECLARED

                  The Bank's shareholders declared common stock dividends with respect to the preceding year's earnings of the Bank (the parent company) during 2002, 2003 and 2004 as indicated below:

                                                       2002                         2003                        2004
                                             --------------------------   -------------------------  ----------------------------
Preceding  year's unconsolidated earnings            Ps          90,123          Ps         150,923           Ps          309,772

Dividends in cash                            84 pesos per share payable         132 pesos per share   272 pesos per share payable
                                                      in four quarterly   payable in four quarterly             in four quarterly
                                               installments of 21 pesos    installments of 33 pesos  installments of 68 pesos per
                                              per share from April 2002   per share from April 2003      share from April 2004 on
                                                     on 398,259,608 and          on 398,259,608 and   398,259,608 and 178,435,787
                                                 178,435,787 common and      178,435,787 common and        common and preferences
                                                     preference shares,         preferences shares,         shares, respectively.
                                                          respectively.               respectively.

Total dividends declared                             Ps          48,442          Ps          76,124           Ps          156,861

Dividends payable at December 31                     Ps          15,322          Ps          22,776

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(22)   MEMORANDUM ACCOUNTS

            At December 31, 2002 and 2003, memorandum accounts consisted of the following:

                                                     2002             2003
                                                --------------   --------------
TRUST:
  Investment trusts                             Ps   6,987,025   Ps   9,566,526
COMMITMENTS:
  Unused credit card limits                          1,050,837        1,387,674
  Civil litigation against the Bank                    952,769        1,000,681
  Issued and confirmed letters of credit               352,430          385,837
  Uncommitted lines of credit                          216,881          318,423
  Bank guarantees                                       76,931          306,958
  Approved credits not disbursed                        10,296           13,262
  Other                                                 45,104              471
                                                --------------   --------------
     TOTAL                                      Ps   9,692,273   Ps  12,979,832
                                                ==============   ==============

OTHER MEMORANDUM ACCOUNTS:

                                                                      2002              2003
                                                                 --------------    ---------------
MEMORANDUM ACCOUNTS RECEIVABLE:
  Tax value of assets                                            Ps   8,789,766    Ps  10,764,706
  Assets and securities given in custody                                360,093         2,639,400
  Assets and securities given as a collateral                         1,080,965         1,508,112
  Negotiable investments in debt titles                               1,263,206           807,824
  Written-off assets                                                    680,651           668,999
  Quotas of leasing for receive                                         440,770           668,172
  Investments held to maturity                                          430,147           704,188
  Adjustments for inflation of assets                                   204,114           222,117
  Accounts to receive yields negotiable investments in debts
    titles                                                              139,919           133,629
  Investments  available for sale in debt titles                         52,229         1,043,085
  Remittances sent for collection                                        33,600            30,132
  Other memorandum account receivable                                 1,252,073         1,696,849
                                                                 --------------    --------------
       TOTAL                                                     Ps  14,727,533    Ps  20,887,213

MEMORANDUM ACCOUNTS PAYABLE:
  Assets and securities received as collateral                   Ps   7,984,314    Ps   7,650,641
  Qualification commercial loans                                      5,350,927         6,721,739
  Assets and securities received in custody                           1,812,359         2,046,084
  Tax value of shareholders' equity                                   1,605,488         1,742,916
  Qualification consumer loans                                          931,584         1,273,292
  Adjustment for inflation of Equity                                    499,481           492,729
  Qualification consumer loans                                           69,860            84,979
  Merchandise in owned warehouses                                        46,081            59,490
  Merchandise in third-party warehouses                                  36,507           101,589
  Other memorandum account payable                                    4,042,286         5,774,283
                                                                 --------------    --------------
     TOTAL                                                           22,378,887        25,947,742
                                                                 --------------    --------------
      TOTAL MEMORANDUM ACCOUNTS                                  Ps  46,798,693    Ps  59,814,787
                                                                 ==============    ==============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(23)   COMMITMENTS AND CONTINGENCIES

       THE PARENT COMPANY (THE BANK))

              a) CONTINGENCIES COVERED BY FOGAFIN:

            During the privatization process of Banco de Colombia (absorbed by the Bank in 1998), which was completed on January 31, 1994, the Colombian Guarantee Fund for Financial Institutions ("Fogafin" for its Spanish initials) made a commitment to assume the cost of contingent liabilities resulting from events that occurred before the date when the stock was sold, that should be claimed within the five (5) subsequent years, meaning that Fogafin will cover only for five years. Fogafin's guarantee covers eighty percent (80%) of the first Ps 10,000, discounting allowances, and thereafter, one hundred percent (100%), all annually adjusted according to the consumer price index.

            As established in the guarantee contract, Banco de Colombia committed to transfer to the Fogafin all the rights that it then had in Sierras del Chico Ltda. and Chico Oriental Numero Dos Ltda. for an amount no lesser than the book value as of December 31, 1993, including inflation adjustments and excluding any valuations. A judicial process was initiated questioning the validity and binding effect of the commitment to transfer these rights to Fogafin, but no final ruling has been made.

            At December 31, 2002 and 2003, the civil contingencies covered by the guarantee amounted to approximately Ps 20,897 and Ps 21,500, respectively, with allowances at the same dates amounting to Ps 1,288 and Ps 1,588. Labor contingencies amount to Ps 475 and Ps 486 and have allowances of Ps 238 and Ps 244, respectively.

              b) LEGAL PROCESSES

            At December 31, 2002 and 2003, other than the litigation discussed under (a) above, there were labor-related claims against the Bank amounting to approximately Ps 8,803 and Ps 9,118, respectively (the final result of such litigation is not predictable due to the controvertible nature of the obligations). The allowances for contingencies on those dates amounted to Ps 4,208 and Ps 4,372, respectively.

            At December 31, 2002 and 2003, there were ordinary civil lawsuits, group actions, and civil actions within criminal and executive processes against the Bank with total claims of approximately Ps 87,405 for 2002 and Ps 85,670 for 2003, and with allowances on the same dates of Ps 1,904 and Ps 2,998, respectively.

            Allowances are recorded when processes are ruled in the first instance against the Bank or based on the opinion of the attorneys handling the litigations.

            The Superintendency of Banking has imposed fines on the Bank amounting to Ps 302, which have been totally allowanced, even though the Bank considers it has filed valid arguments against the Superintendency's decisions.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

              c) CONTINGENCY RELATED TO PURCHASE OF 51% OF BANCO DE COLOMBIA
                 S.A.'S STOCK

            Contingency guarantee, former Banco de Colombia

            The selling shareholders of the majority interest of former Banco de Colombia constituted a guarantee trust in favor of the Bank with Fiduanglo (currently, Lloyds Trust) as trustee, on Bancolombia stock in order to respond for the contingencies and hidden liabilities of the sold Bank. The guarantee covers claims between US$ 7,500 and US$ 30,000 equivalent to Ps 21,054 and Ps 84,216 respectively.

            An arbitration proceeding is currently occurring at the Arbitration Center of the Bogota Chamber of Commerce. The Bank initiated arbitration to determine the validity of claims filed against the trust and to make effective the guarantee. The claims amount to approximately Ps 46,947, not including updates.

            The Gilinski Case

            The Gilinski family has presented itself in the criminal investigation that is underway at the Colombian Office of the Attorney General as a civil party, with individual and collective interest, soliciting the bindingof the Bank as a third party with civil liability. Through a decision dated December 26, 2003, the Attorney General decreed the preclusion (or termination) of the process, decision that was appealed by the counterpart.

            The Bank considers the risk of loss in these proceedings to be low, since the acquisition and merger process was adjusted to the law and business ethics.

            Additionally, the Bank filed a suit before the contentious-administrative jurisdiction seeking to rescind the Ps 44 penalty that the Superintendency of Banking imposed for an inter-bank loan that the former Banco de Colombia granted to Banco Industrial Colombiano when both institutions were involved in merger activities. The remaining claims of the Gilinski family were disregarded by the Superintendency of Banking.

            Process of Luis Alberto Duran

            The class action lawsuit filed by Luis Alberto Duran Valencia against the Bank and some of its stockholders is underway (See Note 29).

            Additionally, Maximiliano Echeverri M. filed a popular action against the Bank and the Superintendencies of Banking and Securities. The risk of loss in these proceedings is considered remote since the acquisition and merger process was adjusted to the law and business ethics.

              d) DIAN PROCESSES

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            Based on Article 98 of Law 788 of 2002, the Bank reconciled with the National Tax and Customs Office ("DIAN" for its initials in Spanish) on the outstanding 1996 income taxes for Ps 10,592. As a result of this conciliation the Bank paid Ps 2,539. Nevertheless, this reconciliation will not be fully valid until approved by the Full Court of the Honorable Council of State, for which the Bank has maintained allowances of Ps 8,053 for this purpose.

            Likewise, based on Article 99 of the same law, the Bank agreed with the DIAN to pay Ps 2,361 for outstanding amounts related to the 1999 tax on financial transactions which amounted to $11,847. This agreement will be in full force and effect when the DIAN issues notice of the administrative action at which it will determine compliance with the requirements to terminate the proceedings by mutual consent. Until that time, the Bank will maintain the Ps 9,486 allowance.
            Currently, for 1999 income tax, the Bank is being discussed with DIAN over Ps 4,263 or Ps 5,292, including inaccuracy penalties and interest on arrears. The allowance constituted amounts to Ps 1,406.

            The DIAN and the District Tax Direction of Bogota have imposed fines on the Bank amounting Ps 2,641 relating to collection of taxes. The Bank has filed the pertinent remedies and lawsuits and has made allowances amounting to Ps 1,623 for these fines.

       FIDUCOLOMBIA:

            Executive processes have been filed against the Bank's Trust subsidiary (Fiducolombia), which in the opinion of management and attorneys handling the litigations are not likely to result in an unfavorable ruling or to affect the Trust Company.

            Carlos Paz Mendez Process

            As of December 31, 2003, proceedings are underway against Banco de Colombia (currently, Bancolombia) and the Trust Company at Civil Court 12 of the Bogota. The plaintiff is Mr. Carlos Paz Mendez, and the proceedings commenced on July 16, 1993. On November 5, 1998, the tribunal issued a ruling favorable to Fiducolombia and ordered the defendant to pay costs. The defendant's appealing was accepted on December 14, 1998. On appeal, Bancolombia's and Fiducolombia's lawyer requested an audience under Article 360 of the Civil Procedural Code, and that audience was held on May 9, 2001. By means of Decision dated March 25, 2003, proceeding for annulment was admitted and it was summonedfor a term for thirty (30) days.

            This process is expressly covered by the contract of liability contingencies subscribed with Fogafin, contained in Public Deed No. 0182 of January 18, 1994 of Notary Two of Bogota D.C., according to protocol relationship in the aforementioned public document named Annex No. 1. The Trust Company's management and attorneys consider that the likelihood of obtaining a favorable ruling is high. By virtue of the above, Fiducolombia has not made any allowances for this concept.

            Silvana Trust

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            Seven proceedings are underway in the civil courts of the Bogota Circuit and on an Arbitration Court which ruled in favor of the trust company. All of the proceedings arise from Fiducolombia S.A.'s role as trustee in the guarantee mercantile trust agreement entered into on December 1, 1993, with Gallego Inmobiliaria S. A. and the appraisal VECTOR (appraisal company) made of the property. Two of the aforementioned proceedings terminated because of expiration. However, on December 11, 2003, an ordinary proceeding for a greater amount was filed again against the trust company on this case.

            As indicated by the Trust Company's attorneys, management considers that there is no liability before the facts established in the processes. The plaintiffs claim amounts to approximately Ps 718.

            Grancolombiano Group

            The "Grupo Grancolombiano" Trust that was managed by Banco de Colombia S.A. and liquidated on June 29, 1990, is subject to contingencies, among them, labor contingencies. For that purpose, a sum of money has been reserved through the "Contingency Fund" Trust managed by Fiducolombia. These sums were contributed by former trustors of the "Grupo Grancolombiano" trust with the purpose of covering such contingencies. As recommended by the lawyer, and in compliance with the purpose established in the Minutes of Liquidation of the "Grupo Grancolombiano", 24 of the 29 proceedings filed were reconciled before a Judge. Five more reconciliations occurred outside court with charge to the funds of the Contingency Fund of Grupo Grancolombiano. In the proceedings of Jorge Euclides Garcia Prado, on December 4, 2003, the fourth proceeding audience took place to be followed next by a decision. The proceedings of Jose del Carmen Racero Toribio, Pedro Antonio Alvarez Serpa and David Salcedo Mejia were not reconciled because the employment relationship ended when the building in which they worked was the property of the Compania Nacional de Chocolates S. A. The plaintiff integrated the litis consorcio with this company. In one case, the Court of Law in a first instance ruling limited the payment of a retirement pension, with the possibility of repeating against Nacional de Chocolates S.A. In two cases, it declared that the exception of petition before time was proven. In the remaining case, the court absolved the Bank of any liability. Appeals are pending before the Superior Court of Antioquia.

            The Trust Company's management and legal advisors consider do not believe that these cases will result in any additional liabilities. IF any liability does result, it will affect the trust's reserve fund but not Fiducolombia itself.

            Comerintegral Ltda. Process

            Fiducolombia S.A. has entered arbitration with Comerintegral Ltda. to resolve a dispute related to the termination of the mercantile trust agreement entered into on August 26, 1994, between Suramericana S.A. Sufiducia (currently, Fiducolombia), and the trust beneficiaries. Comerintegral Ltda. seeks, in accordance with Article 1260 of the Code of Commerce, the termination of the trust and restitution of the moneys deposited in the trust's ordinary common fund in proportion to its participation in the trust. Fiducolombia S.A. was notified of the claim on March 2, 2001, and has

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

       filed a cross-demand.

            On December 12, 2001, the two guardians that the Center for Arbitration and Reconciliation of the Bogota Chamber of Commerce designated to represent the plaintiffs accepted the designation. On January 31, 2002, the Fiducolombia's defense made a pronouncement on the proposed objections and requested evidence. A settlement hearing was scheduled for February 28, 2002.. On May 30, 2002, the hearing for the installation of the Arbitration Court was held. On November 26, 2002, the hearing for allegations was held and it was programmed for January 29, 2003 the hearing when the arbitral award will be given. Fiducolombia is waiting for the acceptance Mr. German Tabares' designation as substitute arbitrator as replacement of Mr. Carlos Lleras de la Fuente. Once the latter occurs, the court should accept the lawsuit for purposes that Fiducolombia gives its opinion thereon.

            The Bank does not need to make allowances for payment of any arbitral award, as the money sought is is already held in trust by Fiducolombia S.A.

            Invico Ltda. Processes

            Invico Ltda. has a suit pending against Bancolombia S. A. and Fiducolombia S.A. in Civil Court 6 of Bogota. The plaintiff seeks a ruling declaring that Bancolombia and Fiducolombia S.A. must exercise the alternate right contained in Article 1948 of the Civil Code, in reference to the land lot denominated "Granjita", pursuant to the trust mandate contracted Claims amount to Ps 4,000. Proceedings began on November 9, 2001, and on January 17, 2002, the court issued a ruling dismissing the claim and ordering the plaintiff to pay costs. By means of writ dated July 16, 2002, a settlement hearing was ordered for November 5, 2002 The diligence of reconciliation was declared a failure. However, it is still premature to give any concepts regarding said proceeding.

            Invico has also pursued "Accountability" proceedings against Bancolombia and Fiducolombia S.A. in Civil Court 9 of BogotaIn these proceedings Invico seeks aacountability to hold Bancolombia and Fiducolombia S.A. accountable for their time as trustees of its property, as a result of the appointment and choice that the former and its creditors made . The amount sought is Ps 3,000. Settlement hearings on December 4, 2001, failed. The case went to trial on November 27, 2001, beginning with the collection of evidence. on November 19, 2002, the court ruled in favor of Bancolombia and Fiducolombia, S.A. The plaintiff appealed the ruling, but we believe the court's ruling will withstand Invico's challenge.

       LEASING COLOMBIA S.A.:

            As of December 31, 2003, there are litigations against the Leasing subsidiary and, according to attorneys' opinion they do not show risk of loss that could affect future Company results.

       SUFINANCIAMIENTO

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            Sufinanciamiento, now part of the Bank as a subsidiary, has proceedings pending against it for an estimated Ps 5,434. Management believes these proceedings to pose a low risk of loss and consequently has not made allowances for payment of an adverse judgment.

       ALMACENAR S.A.

            As of December 31, 2002 and 2003, labor and civil proceedings against Almacenar, the warehouse and logistics subsidiary, were underway. Due to the nature of the obligations, they are difficult to quantify.
            As of December 31, 2002 and 2003, there are allowances amounting to Ps 296 to cover any contingencies resulting from these proceedings.

       TODO 1

            As of December 31, 2003, no judicial processes were underway against Todo1. The Bank is currently discussing with DIAN payment of the Value Added Tax ("IVA") omitted in the invoices made to TODO1 Serv. Inc. for technology services. Todo1 maintains that these revenues do not accrue IVA and, accordingly has not invoiced IVA. The sum demanded by DIAN amounts to Ps 205, which may be reduced to Ps 82 if an agreement is reached as contemplated in the tax procedure. To date, there is a Ps 82 allowance to cover this risk.

(24)   FEES AND SERVICE CHARGES

            For the years ended December 31, 2001, 2002 and 2003 fees and service charges consisted of the following:

                                             2001            2002          2003
                                         -----------     -----------    ----------
Service charges                          Ps  132,410     Ps  145,561    Ps 180,888
Credit card fees                              39,960          48,992        59,041
Credit and debit card annual fees             39,662          44,117        57,199
Checking fees                                 37,674          40,972        45,252
Warehouse and logistic services, net          32,973          38,873        42,705
Fiduciary activities                          27,101          22,215        25,647
Commissions on letters of credit               2,346           2,929         4,249
Commissions expense                          (46,744)        (51,351)      (81,956)
                                         -----------     -----------    ----------
     TOTAL                               Ps  265,382     Ps  292,308    Ps 333,025
                                         ===========     ===========    ==========

(25)   ADMINISTRATIVE AND OTHER EXPENSES

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            Administrative and other expenses for the years ended December 31, 2001, 2002 and 2003 consisted of the following:

                                                            2001         2002           2003
                                                         ----------   ----------    -----------
Public services                                          Ps  20,025   Ps  21,089    Ps  27,882
Advertising                                                  13,361       12,522        17,328
Industry and trade, property, vehicle and other taxes        35,372       50,935        44,774
Communication, postage and freight                           29,586       34,312        37,003
Insurance                                                    39,750       41,478        47,040
Security services                                            16,705       18,161        17,167
Stationery and supplies                                      13,924       14,750        17,458
Amortization of deferred charges                             44,529       35,295        27,014
Rental expenses                                              21,781       14,668        14,167
Maintenance and repairs                                      21,126       21,854        38,049
Contributions and membership dues                             7,693        9,270        10,287
Temporary services                                            5,839        5,331         7,579
Travel expenses                                               6,190        8,361         9,942
Professional fees                                            28,410       14,533        17,614
Donations                                                     4,363        9,455         1,708
Call center services                                          9,934       13,552         7,094
Information processes outsourcing                             4,631        7,760        10,722
Other                                                        10,102       29,169        50,634
                                                         ----------   ----------    ----------
    TOTAL                                                Ps 333,321   Ps 362,495    Ps 403,462
                                                         ==========   ==========    ==========

(26)   RELATED PARTY TRANSACTIONS

            Significant balances and transactions with related parties were as follows:

                                      2001

                                                                                  SHAREHOLDERS WITH
                                                                                 PARTICIPATING STOCK
                           SHAREHOLDERS WITH                                      LOWER THAN 10% OF
                             PARTICIPATING                                        THE BANK'S CAPITAL
                           STOCK EQUAL TO OR        NON-       BANK'S OFFICERS   AND WITH OPERATIONS
                            HIGHER THAN 10%     CONSOLIDATED    AND BOARD OF        HIGHER THAN 5%
                           OF BANK'S CAPITAL     INVESTMENTS      DIRECTORS       TECHNICAL EQUITY
                           -----------------    ------------   ---------------   -------------------
BALANCE SHEET
   Loans                          51,300                749          1,083                43,500
   Accounts receivable             1,262                 26             37                 3,314
                               ---------         ----------       --------             ---------
     TOTAL                     Ps 52,562         Ps     775       Ps 1,120             Ps 46,814
                               =========         ==========       ========             =========

                               ---------         ----------       --------             ---------
   Deposits                    Ps    486         Ps  40,403       Ps   226             Ps    499
                               =========         ==========       ========             =========
TRANSACTIONS
  INCOME
   Dividends received                  -              1,775              -                     -

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2001

                                                                                  SHAREHOLDERS WITH
                                                                                 PARTICIPATING STOCK
                           SHAREHOLDERS WITH                                      LOWER THAN 10% OF
                             PARTICIPATING                                        THE BANK'S CAPITAL
                           STOCK EQUAL TO OR        NON-       BANK'S OFFICERS   AND WITH OPERATIONS
                            HIGHER THAN 10%     CONSOLIDATED    AND BOARD OF        HIGHER THAN 5%
                           OF BANK'S CAPITAL     INVESTMENTS      DIRECTORS       TECHNICAL EQUITY
                           -----------------    ------------   ---------------   -------------------
   Interest                        4,895              1,978            167                 7,410
   Other                               -                 54              -                     -
                               ---------         ----------       --------             ---------
     TOTAL                     Ps  4,895         Ps   3,807       Ps   167             Ps  7,410
                               =========         ==========       ========             =========
  EXPENSES
   Interest                            -                190              -                     1
   Other                               -                  -             49                     -
                               ---------         ----------       --------             ---------
     TOTAL                     Ps      -         Ps     190       Ps    49             Ps      1
                               =========         ==========       ========             =========

                                      2002

                                                                                  SHAREHOLDERS WITH
                                                                                 PARTICIPATING STOCK
                           SHAREHOLDERS WITH                                      LOWER THAN 10% OF
                             PARTICIPATING                                        THE BANK'S CAPITAL
                           STOCK EQUAL TO OR        NON-       BANK'S OFFICERS   AND WITH OPERATIONS
                           HIGHER THAN 10% OF   CONSOLIDATED    AND BOARD OF        HIGHER THAN 5%
                             BANK'S CAPITAL     INVESTMENTS      DIRECTORS        TECHNICAL EQUITY
                           ------------------   ------------   ---------------   -------------------
BALANCE SHEET
   Loans                          28,300              7,584           1,744                 -
   Accounts receivable               653                218              15                 -
                              ----------         ----------       ---------             -----
    TOTAL                     Ps  28,953         Ps   7,802       Ps  1,759             Ps  -
                              ==========         ==========       =========             =====

   Deposits                          575             16,201             213                 -
   Accounts payable                    -                  7               1                 -
                              ----------         ----------       ---------             -----
     TOTAL                    Ps     575         Ps  16,208       Ps    214             Ps  -
                              ==========         ==========       =========             =====

TRANSACTIONS
  INCOME
   Dividends received                  -             11,279               -                 -
   Interest                        5,838              1,077             179                 -
   Other                               2                300             148                 -
                              ----------         ----------       ---------             -----
     TOTAL                    Ps   5,840         Ps  12,656       Ps    327             Ps  -
                              ==========         ==========       =========             =====

  EXPENSES
   Interest                           28                140               -                 -
   Other                               -              9,160             132                 -
                              ----------         ----------       ---------             -----
     TOTAL                    Ps      28         Ps   9,300       Ps    132             Ps  -
                              ==========         ==========       =========             =====

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2003

                                                                                     SHAREHOLDERS WITH
                                                                                    PARTICIPATING STOCK
                            SHAREHOLDERS WITH                                        LOWER THAN 10% OF
                           PARTICIPATING STOCK                                      THE BANK'S CAPITAL
                           EQUAL TO OR HIGHER          NON-       BANK'S OFFICERS   AND WITH OPERATIONS
                               THAN 10% OF         CONSOLIDATED    AND BOARD OF       HIGHER THAN 5%
                             BANK'S CAPITAL        INVESTMENTS     DIRECTORS (1)     TECHNICAL EQUITY
                           -------------------     ------------   ---------------   -------------------
BALANCE SHEET
   Investment securities               -                 2,355               -                    -
   Loans                               -                11,061          12,246                    -
   Accounts receivable                 -                 3,085             150                    -
                                 -------            ----------      ----------           ----------
    TOTAL                        Ps    -            Ps  16,501      Ps  12,396           Ps       -
                                 =======            ==========      ==========           ==========

   Deposits                            4                36,561           1,441               83,793
   Overnight funds                     -                    84               -                    -
   Accounts payable                    -                   141               8                    -
                                 -------            ----------      ----------           ----------
     TOTAL                       Ps    4            Ps  36,786      Ps   1,449           Ps  83,793
                                 =======            ==========      ==========           ==========

TRANSACTIONS
  INCOME
   Dividends received                  -                25,777               -                    -
   Interest                            -                 2,297           1,205                   74
   Other                               -                   269              24                    -
                                 -------            ----------      ----------           ----------
     TOTAL                       Ps    -            Ps  28,343      Ps   1,229           Ps      74
                                 =======            ==========      ==========           ==========

  EXPENSES
   Interest                            1                12,330              61                5,883
   Other                               -                 2,261              69                    -
                                 -------            ----------      ----------           ----------
     TOTAL                       Ps    1            Ps  14,591      Ps     130           Ps   5,883
                                 =======            ==========      ==========           ==========

       (1) For 2003, includes, in addition to the Members of the Board of Directors, the President and the Vice-Presidents, as well as other employees who have legal representation of the Bank.

(27)   PURCHASE OF ASSETS AND LIABILITIES

            As a growth strategy, the Bank purchased net assets for the years ended at December 31, 2002 and 2003 of the following entities:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2002

                                BANCO                            BANCO DE                BANCOLOMBIA
      TYPE OF ASSET           SANTANDER     IFI     CORFINSURA   CREDITO    CORFINORTE     PANAMA     CORFICAFE   TOTAL
      -------------           ---------    ----     ----------   --------   ----------   -----------  ---------   -----
Loans in local currency
Working capital loans          5,195         425       3,332      43,598         221           -         123      52,894
Credit cards                   2,235           -           -           -           -           -           -       2,235
Overdrafts                        99           -           -           -           -           -           -          99
Small business loans               -         602           -           -           -           -           -         602
Loans tunded by
domestics developed
banks                              -       1,382           -           -           -           -           -       1,382
                               -----       -----       -----      ------         ---      ------         ---      ------
Total                          7,529       2,409       3,332      43,598         221           -         123      57,212

Loans in foreign
currency

US$                                -       3,562           -           -           -       8,631         262      12,456
Ps                                 -       8,089           -           -           -      24,276         607      32,972
                               =====       =====       =====      ======         ===      ======         ===      ======

            The price of loans purchased from Instituto de Fomento Industrial IFI, Corporacion Financiera Nacional y Suramericana (Corfinsura), Banco Santander, Corficafe and Banco de Credito was set at 96.07%, 101.5%, 98%, 85% and 100% of face value, respectively. There are not reselling agreement or conditions that allow additional benefits to any of the parties.

            The operation with IFI and Corficafe included the assumption of liabilities for Ps1,376 and US$263 equivalent to Ps 607 respectively, corresponding to loans funded by other institutions.

            Loans purchased from Bancolombia Panama S.A. were valued at 50% of face value. The purpose of the operation was to restructure peso debt as established in the restructuring agreement. There was no consolidated profit or loss on this operation.

                                      2003

            During 2003, the Bank purchased from the Instituto de Fomento Industrial (IFI) a loan portfolio in foreign currency for US$1,794, equivalent to Ps 5,169 on the date of purchase. The purchase percentage was 95%, of the principal amount due which was made with own resources.

        SALE OF ASSETS AND LIABILITIES

            During 2002, the Bank sold restructured loans to the Financial Corporation Colcorp S.A. for an amount of Ps 3,529 at 1% of the value of the same. In this operation, no profits or loss are generated in the Consolidated Financial Statements.

            During 2003, the Bank sold loans in national currency with its own resources to the Banco de Credito for an amount of Ps 43,776, with a sales percentage of 100% of the principal amount due.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            During 2002 and 2003, the Bank made sales of deteriorated, written-off agricultural loans for an amount of Ps 818 and Ps 1,079, respectively, according to the covenant celebrated with the Fund for the Financing of the Agricultural Sector, "FINAGRO" on October, 2001, as manager of the resources of the National Program for the reactivation of Agriculture within the legal frame established in the decree 967 of 2000 of the Ministry of Agriculture and Rural Development.

(28)   RECLASSIFICATIONS

            For better understanding of presentation of the financial statements of the Bank's Annual Report on Form 20-F, certain balance sheet and statement of operations accounts were reclassified from the financial statements as presented to stockholders.

(29)   SUBSEQUENT EVENTS

            In the Arbitration Tribunal summoned by Luis Alberto Duran Valencia regarding the group acting against BANCOLOMBIA and some of its major shareholders, proffered on January 30, 2004 the arbitration finding, refusing the majority of the suit claims and exonerating the Bank's shareholders. Notwithstanding, the tribunal considered that damages to the minority shareholders of the former BIC were derived from the fact that the total amount offered by BIC in the stock issue held in 1998 (of the US$150,000 offered, US$91,000 were issued) was unpaid. The tribunal established a compensation in favor of these minority shareholders (approximately 7,000) in the amount of Ps 19,214.

            On February 17, 2004, Bancolombia interposed an extraordinary annulment claim before the Superior Tribunal of Bogota against the mentioned arbitration finding, as to what regards the compensation decreed in favor, exclusively of said shareholders. The mentioned claim was presented alleging the causes for annulment stated in numerals 6 and 8 of article 163 of decree 1818 of 1998.

            The Bank supported by article 99 of Law 788 of 2002, resorted to the termination of the pending process concerning the tax to financial transactions by means of the mutual agreement with the "Direccion de Impuestos y Aduanas Nacionales" (The Colombian National Department of Taxes and Customs). In February, 2004, the DIAN notified the administrative act wherein the filing of the brief is ordered and, as such, the provision for Ps 9,486 is not required.

(30)    DIFFERENCES BETWEEN COLOMBIAN ACCOUNTING PRINCIPLES FOR BANKS AND U.S.
        GAAP

            The Bank's financial statements are prepared in accordance with generally accepted accounting principles and practices prescribed by the Superintendency of Banking and other legal provisions (Colombian GAAP). Because these principles and regulations differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"), this note presents a reconciliation of net income and stockholders' equity to U.S. GAAP.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

       a) RECONCILIATION OF NET INCOME:

            The following summarizes the principal differences between accounting practices under Colombian and U.S. GAAP and their effects on net income for the years ended December 31, 2001, 2002 and 2003:

                                                      2001           2002              2003
                                                   -----------    -----------      ------------
CONSOLIDATED NET INCOME  UNDER COLOMBIAN GAAP      Ps  156,533    Ps  210,380      Ps   469,384
 a) Deferred income taxes                               62,252         47,014          (140,555)
 b) Employee benefit plans                              (9,846)        (2,502)            1,757
 c) Inflation adjustment                                  (187)             -                 -
 d) Revaluation of assets                                    -              -                 -
 e) Allowance for loan losses                           14,120        (66,100)           55,908
 f) Loan origination fees and costs                     11,312         12,960            11,719
 g) Interest recognition on non-accrual loans                -             98               729
 h) Deferred charges                                    (8,224)         9,125            31,787
 i) Investment securities                                   (5)         1,189                 -
 j) Investments in unaffiliated companies                 (193)          (589)             (591)
 k) Investments in affiliates                            7,650        (19,916)           10,168
 l) Lessee accounting                                       81            (81)                -
 m) Business combinations
    i) Adjustment goodwill                              (2,451)        (6,889)          (10,314)
    ii) Adjustment amortization                            581         26,997            41,452
 n) Foreign currency translation adjustment                  -         (4,534)            2,975
 o) Other                                               (5,575)             -                 -
                                                   -----------    -----------      ------------
 CONSOLIDATED NET INCOME (LOSS) UNDER U.S. GAAP    Ps  226,048    Ps  207,152      Ps   474,419
                                                   ===========    ===========      ============

       b) RECONCILIATION OF STOCKHOLDERS' EQUITY:

            The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on stockholders' equity for the years ended December 31, 2001, 2002 and 2003:

                                                                   2001             2002            2003
                                                               -------------   -------------   -------------
 CONSOLIDATED STOCKHOLDERS' EQUITY UNDER COLOMBIAN GAAP        Ps    970,451   Ps  1,284,348   Ps  1,689,379
   a) Deferred income taxes                                           82,138          86,100         (45,234)
   b) Employee benefit plans                                         (24,168)        (25,548)        (27,855)
   c) Inflation adjustment                                            43,216          43,216          43,216
   d) Revaluation of assets                                          (20,081)        (37,368)        (30,086)
   e) Allowance for loan losses                                      112,554          46,454         102,362
   f) Loan origination fees and costs                                 18,677          31,637          43,356
   g) Interest recognition on non-accrual loans                            -              98             827

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                   2001             2002            2003
                                                               -------------   -------------   -------------
   h) Deferred charges                                               (51,609)        (42,484)        (10,697)
   i) Investment securities                                           (1,189)              -             (89)
   j) Investments in unaffiliated companies                           (6,236)         (6,825)         (7,416)
   k) Investments in affiliates                                       42,126          31,680          41,848
   l) Lessee accounting                                                   81               -               -
   m) Business combinations
       i)  Adjustment goodwill                                       (14,340)        (21,229)        (31,543)
       ii) Adjustment amortization                                    (3,631)         23,366          64,818
                                                               -------------   -------------   -------------
                                                                     177,538         129,097         143,507
                                                               -------------   -------------   -------------
CONSOLIDATED STOCKHOLDERS' EQUITY UNDER U.S. GAAP              Ps  1,147,989   Ps  1,413,445   Ps  1,832,886
                                                               =============   =============   =============

       c) ANALYSIS OF CHANGES IN STOCKHOLDERS' EQUITY:

            The following summarizes the changes in stockholders' equity under U.S. GAAP for the years ended December 31, 2001, 2002 and 2003:

                                        2001             2002             2003
                                    -------------    -------------   --------------
Balance at beginning of year        Ps    951,191    Ps  1,147,989   Ps   1,413,445
Shares issued                                   -                -                -
Net income                                226,048          207,152          474,419
Dividends declared                        (20,760)         (48,442)         (76,124)
Other comprehensive income (loss)          (4,561)          87,368          (18,765)
Other (1)                                  (3,929)          19,378           39,911
                                    -------------    -------------   --------------
Balance at end of year              Ps  1,147,989    Ps  1,413,445   Ps   1,832,886
                                    =============    =============   ==============

(1) Correspond to the subsidiaries' retained earnings that do not eliminate in the consolidation process.

       d) STATEMENT OF COMPREHENSIVE INCOME (LOSS):

                                                                2001             2002           2003
                                                             ------------    ------------    ----------
Net Income                                                   Ps   226,048    Ps   207,152    Ps 474,419
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments                                -           4,534        (2,975)
Components of other comprehensive from
       equity method investees                                     (9,470)          9,470             -
Unrealized gain or (loss) on securities available for sale           (770)         72,635       (13,196)
Additional minimum pension liability
       offset to shareholder's equity                               5,679             729        (2,594)
                                                             ------------    ------------    ----------

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                 2001            2002           2003
                                             ------------    ------------    ----------
Other comprehensive income (loss)                  (4,561)         87,368       (18,765)
                                             ------------    ------------    ----------
Comprehensive income                         Ps   221,487    Ps   294,520    Ps 455,654
                                             ============    ============    ==========

OTHER COMPREHENSIVE INCOME (LOSS)

                                      2001

                                                 BEFORE-TAX     (TAX EXPENSE)   NET-OF-TAX
                                                   AMOUNT         OR BENEFIT      AMOUNT
                                                -----------     -------------   ----------
Components of other comprehensive from
     equity method investees                    Ps (14,570)      Ps   5,100     Ps  (9,470)
Unrealized gain or (loss) on securities
     available for sale                             (1,185)             415           (770)
Additional minimum pension liability                 8,737           (3,058)         5,679
                                                ----------       ----------     ----------
Other comprehensive income (loss)               Ps  (7,018)      Ps   2,457     Ps  (4,561)
                                                ==========       ==========     ==========

                                      2002

                                                 BEFORE-TAX     (TAX EXPENSE)   NET-OF-TAX
                                                   AMOUNT         OR BENEFIT      AMOUNT
                                                -----------     -------------   ----------
Components of other comprehensive from
     equity method investees                    Ps   14,570      Ps  (5,100)    Ps   9,470
Unrealized gain or (loss) on securities
     available for sale                             115,294         (42,659)        72,635
Additional minimum pension liability                  1,122            (393)           729
Foreign currency translation adjustment               4,534               -          4,534
                                                -----------      ----------     ----------
Other comprehensive income (loss)               Ps  135,520      Ps (48,152)    Ps  87,368
                                                ===========      ==========     ==========

                                      2003

                                                 BEFORE-TAX     (TAX EXPENSE)   NET-OF-TAX
                                                   AMOUNT         OR BENEFIT      AMOUNT
                                                -----------     -------------   ----------
Components of other comprehensive from
     equity method investees                    Ps       -        Ps      -     Ps       -
Unrealized gain or (loss) on securities
     available for sale                            (20,947)           7,751        (13,196)

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                 BEFORE-TAX     (TAX EXPENSE)   NET-OF-TAX
                                                   AMOUNT         OR BENEFIT      AMOUNT
                                                -----------     -------------   ----------

Additional minimum pension liability                (4,064)           1,470         (2,594)
Foreign currency translation adjustment             (2,975)               -         (2,975)
                                                ----------        ---------     ----------
Other comprehensive income (loss)               Ps (27,986)       Ps  9,221     Ps (18,765)
                                                ==========        =========     ==========

         ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                          COMPONENTS OF
                                                          UNREALIZED          OTHER
                          ADDITIONAL        FOREIGN         GAINS         COMPREHENSIVE       ACCUMULATED
                           MINIMUM         CURRENCY        (LOSSES)        INCOME FROM           OTHER
                           PENSION        TRANSLATION         ON          EQUITY METHOD      COMPREHENSIVE
                          LIABILITY       ADJUSTMENT      SECURITIES        INVESTEES           INCOME
                          ----------      -----------     ----------      -------------      ------------
Beginning balance 2001    Ps (8,168)      Ps       -      Ps      -       Ps        -        Ps    (8,168)
Current-period change         5,679                -           (770)           (9,470)             (4,561)
                          ---------       ----------      ---------       -----------        ------------
Ending balance 2001          (2,489)               -           (770)           (9,470)            (12,729)
                          =========       ==========      =========       ===========        ============
Beginning balance 2002       (2,489)               -           (770)           (9,470)            (12,729)
Current-period change           729            4,534         72,635             9,470              87,368
                          ---------       ----------      ---------       -----------        ------------
Ending balance 2002          (1,760)           4,534         71,865                 -              74,639
                          =========       ==========      =========       ===========        ============
Beginning balance 2003       (1,760)           4,534         71,865                 -              74,639
Current-period change        (2,594)          (2,975)       (13,196)                -             (18,765)
                          ---------       ----------      ---------       -----------        ------------
Ending balance 2003       Ps (4,354)      Ps   1,559      Ps 58,669       Ps        -        Ps    55,874
                          =========       ==========      =========       ===========        ============

SUMMARY OF SIGNIFICANT DIFFERENCES AND REQUIRED U.S. GAAP DISCLOSURES

   a) DEFERRED INCOME TAXES:

            Under Colombian GAAP, deferred income taxes are generally recognized for timing differences in a manner similar to SFAS No. 109 for commercial and manufacturing subsidiaries. For financial companies, the Superintendency of Banking has restricted inclusion of timing differences related to fiscal losses to amortize and the excess of presumed income over ordinary income as deferred tax asset.

            Under U.S. GAAP, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized.

            Income tax expense under U.S. GAAP is comprised of the following components for the years ended at December 31, 2001, 2002 and 2003:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                             2001          2002          2003
                                          ----------   -----------   ----------
Current income tax expense                Ps  31,603   Ps  44,533    Ps  62,391
Deferred income tax (benefit) expense        (62,280)     (48,930)      140,799
                                          ----------   ----------    ----------
       TOTAL                              Ps (30,677)  Ps  (4,397)   Ps 203,190
                                          ==========   ==========    ==========

            Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2002 and 2003 were as follows:

                                                       2002          2003
                                                    -----------   -----------
    DEFERRED TAX ASSETS AND LIABILITIES
DEFERRED TAX ASSETS:
  Accrual of employee benefits                      Ps   9,391    Ps   10,265
  Pre-operating expenses                                15,584          3,985
  Allowance for loan losses                                225            924
  Fixed assets                                          22,023              -
  Net operating loss carry forwards                     92,337          7,425
  Excess of presumed income over taxable income         36,242         29,917
  Other                                                 76,893         65,772
                                                    ----------    -----------
    Total gross deferred tax assets                    252,695        118,288
    Less valuation allowance                           (61,256)        (7,331)
                                                    ----------    -----------
       NET DEFERRED TAX ASSET                       Ps 191,439    Ps  110,957
                                                    ----------    -----------
DEFERRED TAX LIABILITIES:
Unrealized gain on investment securities            Ps  42,659         34,908
Inflation adjustment                                    15,990         15,990
Allowance for loan losses                                  539         10,299
Other                                                   45,589         94,676
                                                    ----------    -----------
     TOTAL DEFERRED LIABILITIES                        104,777        155,873
                                                    ----------    -----------
        NET DEFERRED ASSET (LIABILITY)              Ps  86,662    Ps  (44,916)
                                                    ==========    ===========

            The valuation allowance for deferred tax assets as of December 31, 2003 and 2002 was Ps 7,331 and Ps 61,256, respectively. The net change in the total valuation allowance for the years ended December 31, 2003 and 2002 was a decrease of Ps 53,925 and Ps 75,364, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the company will realize the benefits of these

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

       deductible differences, net of the existing valuation allowances at December 31, 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

            The 37% income tax nominal rate differs from (44.9)%, (6.2)% and
       (202)% effective rate for years 2001, 2002 and 2003, due to the following:

                                                 2001            2002         2003
                                              ----------      ----------   ----------
Income before tax U.S. GAAP                   Ps 195,371      Ps 202,755   Ps 271,229
                                              ----------      ----------   ----------
37% tax                                           68,380          70,964      100,355

Nondeductible items / provisions                  32,001          29,443       76,728
Nontaxable income                                (46,829)        (27,003)      38,166
Increase/(decrease) valuation allowance          (76,429)        (82,694)     (19,267)
Decrease tax readjustments to fixed assets         3,795          19,993       22,023
Deductible item                                   (9,291)         (9,796)     (14,815)
Tax discounts for donation                        (2,304)         (5,304)           -
                                              ----------      ----------   ----------
Income tax                                    Ps (30,677)     Ps  (4,397)  Ps 203,190
                                              ==========      ==========   ==========

            As of December 31, 2003, The Bank had the intention of capitalize the results from its off-shore subsidiaries. According with this practice, the results of operations for the years ended December 31, 2001, 2002 and 2003 of Bancolombia Panama and subsidiaries were capitalized.

   b) EMPLOYEE BENEFIT PLANS:

            U.S. GAAP requires the recognition of pension cost based on actuarial computations under a prescribed methodology which differs from that used under Colombian GAAP. For purposes of the U.S. GAAP reconciliation, the transition obligation calculated at the date we adopted SFAS 87 is being amortized from January 1, 1989, for a period of 18 years for the pension plan and 27 years for the severance plan.

            Pension Plan

            In 1967, the Social Security Institute assumed the pension obligation for the majority of the Bank's employees; however, employees who had more than ten years of service prior to that date, continue to participate in the Bank's noncontributory defined benefit pension plan. Under this plan, benefits are based on length of service and level of compensation. As of December 31, 2003, there were 1,067 participants covered by the Plan.

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

                  Under U.S. GAAP, a curtailment is an event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services. Consequently, this modification reduces, rather than increase, the projected benefit obligation. Such a reduction is used to reduce any existing unrecognized prior service cost, and the excess, if any, is amortized on the same basis as the cost of benefit increases.

                  As of December 31, 2003 there were 2,040 participants remaining in the original severance plan.

                  DISCLOSURE AND CALCULATION OF DIFFERENCES UNDER U.S. GAAP

                  The combined costs for the above mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2001, 2002 and 2003 are summarized below:

                                                      2001          2002          2003
                                                   ----------    ----------    ----------
CHANGE IN BENEFIT OBLIGATION
Unfunded benefit obligation at beginning of year   Ps 113,243    Ps 107,061    Ps 107,257
Service cost                                            1,911         1,663         1,557
Interest cost                                          28,444        26,482        25,616

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                      2001          2002          2003
                                                   ----------    ----------    ----------
Actuarial gain (loss)                                 (18,191)       (7,088)       (1,025)
Benefits paid                                         (18,346)      (20,861)      (19,690)
Unfunded benefit obligation at end of year         Ps 107,061    Ps 107,257    Ps 113,715
                                                   ==========    ==========    ==========
Funded status                                        (107,061)     (107,257)     (113,715)
Unrecognized net transition loss                        8,638         7,588         6,541
Unrecognized net actuarial loss (gain)                  3,252        (3,841)       (4,872)
Unrecognized prior service cost                         1,146         1,002           860
                                                   ----------    ----------    ----------
Accrued benefit cost under U.S.GAAP                   (94,025)     (102,508)     (111,186)
                                                   ==========    ==========    ==========
Accrued benefit cost under Colombian GAAP             (73,687)      (79,668)      (90,103)
                                                   ----------    ----------    ----------
Difference to be recognized under U.S. GAAP           (20,338)      (22,840)      (21,083)
                                                   ----------    ----------    ----------
Additional minimum pension liability
    offset to Stockholders' equity                     (3,830)       (2,708)       (6,772)
                                                   ----------    ----------    ----------
     TOTAL DIFFERENCE TO BE RECOGNIZED UNDER
         U.S. GAAP STOCKHOLDERS' EQUITY            Ps (24,168)   Ps (25,548)   Ps (27,855)
                                                   ==========    ==========    ==========

                  The actuarial assumptions adopted have been applied net of the effects of price inflation. The resulting significant assumptions used in determining the actuarial present value of pension obligation and the projected pension obligation for the plan years were as follows:

                                 2001   2002   2003
                                 ----   ----   ----
Discount rate                     8%     8%     8%
Rate of compensation increases    2%     2%     2%
Rate of pension increases         0%     0%     0%
                                 ==     ==     ==

                                                           2001        2002        2003
                                                         --------    --------    --------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                             Ps 1,911    Ps 1,663    Ps 1,557
Interest cost                                              28,444      26,482      25,616
Amortization of prior service                                 143         143         143
Amortization of unrecognized net transition obligation      1,048       1,048       1,047
Amortization of actuarial unrecognized net gain (loss)        360           7           5
                                                         --------    --------    --------
Net periodic pension cost under U.S.GAAP                   31,906      29,343      28,368
Net periodic pension cost under Colombian GAAP             22,060      26,841      30,125
                                                         --------    --------    --------
Difference to be recognized under U.S. GAAP              Ps(9,846)   Ps(2,502)   Ps 1,757
                                                         ========    ========    ========

Cash Flows - Contributions

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  BC expects to contribute Ps 10,953 to its pension plan and Ps 18,149 to its severance obligation in 2004.

c)       INFLATION ADJUSTMENT

                  Since January 1, 1992, and up to December 31, 2000, the consolidated financial statements were adjusted for inflation based on the variation in the CPI for middle income-earners. The adjustment was applied monthly to non-monetary assets, equity (except for the revaluation surplus and exchange adjustment) contingent accounts and memorandum accounts. No adjustment was made to income, costs and expenses, and the financial statements for the preceding period did not have to be re-expressed.

                  Financial statements are adjusted for inflation under U.S. GAAP when an entity operates in a hyperinflationary environment. The U.S. GAAP adjustment represents the cumulative inflation adjustment on the Bank's non-monetary assets for inflation occurring prior to January 1, 2001, less depreciation expense.

                  The components of the adjustments to net income are as follows:

                                                   2001    2002   2003
                                                   ----    ----   ----
Additional inflation adjustment on non-monetary
    assets and stockholders' equity                  --      --     --
Additional depreciation of inflation adjustments
    related to non-monetary assets                 (187)     --     --
                                                   ----    ----   ----
Increase (decrease) in net income                  (187)     --     --
                                                   ====    ====   ====

                  The components of the adjustments to stockholders' equity are as follows:

                                                 2001       2002       2003
                                               --------   --------   --------
EFFECTS OF INDEXATION ON NON-MONETARY ASSETS
  Premises and equipment                       Ps42,705   Ps42,705   Ps42,705
  Equity investments                                511        511        511
                                               --------   --------   --------
                                               Ps43,216   Ps43,216   Ps43,216
                                               ========   ========   ========

d)       REVALUATION OF ASSETS

                  In accordance with Colombian GAAP, reappraisals of a portion of the Bank's premises and equipment, equity investments and other non-monetary assets are made periodically and recorded in

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         offsetting accounts which are shown under the asset caption "Asset reappraisals" and the stockholders' equity caption "Surplus from reappraisals of assets". The last valuation was in December 2001. Under U.S. GAAP, reappraisals of assets are not permitted.

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

                  Under U.S. GAAP, allowance for loan losses represents management's estimate of probable losses inherent in the portfolio. Attribution of the allowance is made for analytical purposes only, and the entire allowance is available to absorb probable loan losses inherent in the portfolio including unfunded commitments. Additions to the allowance are made by means of the provision for loan losses. Loan losses are deducted from the allowance, and subsequent recoveries are added. Securities received in exchange for loan claims in debt restructurings are initially recorded at fair value, with any gain or loss reflected as a recovery or charge-off to the allowance, and are subsequently accounted for as securities available-for-sale.

                  In the corporate portfolio, larger-balance, non-homogeneous exposures representing significant individual credit exposures are evaluated based upon the borrower's overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for individual larger-balance, non-homogeneous loans deemed impaired. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan's contractual effective rate, the secondary market value of the loan and the fair value of collateral. The allowance for loan losses attributed to the remaining portfolio is established via a process that estimates the probable loss inherent in the portfolio based upon various statistical analyses. These analyses consider historical and projected default rates and loss severities; internal risk rating, industry, and other environmental factors. The Bank also considers overall portfolio indicators including trends in internally risk-rated exposures, classified exposures, cash-basis loans, historical and forecasted write-offs, and a review of industry, and portfolio concentrations, including current developments within those segments. In addition, the Bank considers the current business strategy and credit process, including credit limit setting and compliance, credit approvals, loan underwriting criteria, and loan workout procedures.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  Each portfolio of smaller-balance, homogeneous loans, including consumer revolving credit, credit cards, and most other consumer loans, is collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent in the portfolio, based upon various statistical analyses. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with analyses that reflect current trends and conditions. The Bank also considers overall portfolio indicators including historical credit losses, delinquent, non-performing and classified loans, and trends in volumes and terms of loans; an evaluation of overall credit quality and the credit process, including lending policies and procedures; and economic, geographical, product and other environmental factors.

                  In general, commercial loans, which are 91 or more days past due, consumer and small business loans, which are 61 or more days past due, together with certain other loans identified by management, are deemed to be impaired.

                  The following summarizes the allowance for loan losses under Colombian and U.S. GAAP at December 31, 2001, 2002 and 2003:

                                                        2001          2002          2003
                                                     ----------    ----------    ----------
ALLOWANCE FOR LOSSES UNDER COLOMBIAN GAAP

Allowance for loan losses                            Ps 271,729    Ps 332,324    Ps 387,263
Allowance for other receivable                           28,463        18,073         5,597
Allowance for lease rentals and related receivable        6,746         8,832        13,575
Allowance for foreclosed assets                         106,081       107,962       135,121
                                                     ----------    ----------    ----------
                                                     Ps 413,019    Ps 467,191    Ps 541,556
                                                     ==========    ==========    ==========
ALLOWANCE FOR LOSSES UNDER U.S. GAAP

Allowance for loan losses and other receivables         223,227       339,612       354,322
Allowance for lease rentals and related receivable        7,792         8,890         8,746
Allowance for foreclosed assets                          69,446        72,235        76,126
                                                     ----------    ----------    ----------
                                                        300,465       420,737       439,194
                                                     ----------    ----------    ----------
DIFFERENCE TO BE RECOGNIZED AS AN ADJUSTMENT TO
   COLOMBIAN GAAP STOCKHOLDERS' EQUITY               Ps(112,554)   Ps (46,454)   Ps(102,362)
                                                     ==========    ==========    ==========

                  An analysis of the activity in the allowance for loan losses under U.S. GAAP during the year ended December 31, 2003 is as follows:

                                                           2003
                                                        ----------
Provision at the beginning of the period                   339,612
Currency Translation and other adjustments                    (284)
Acquisitions of Business (Sufinanciamiento)                 11,854
Charge-offs                                               (112,393)

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

Recoveries                                                (130,408)
Charged to profit and loss account                         245,941
                                                        ----------
Provision at the end of the period                         354,322
                                                        ==========
Gross Loans                                              8,029,668
Closing customers provisions as a % of gross loans            4.41%
Customers charges against profits as % of gross loans         3.06%

                  At December 31, 2001, 2002, and 2003, the carrying value of loans considered to be impaired, under SFAS No. 114 (not including restructured loans) was approximately Ps 196,983, Ps 136,718 and Ps 329,864, respectively, and the related allowance for loan losses on those impaired loans totaled Ps 134,679, Ps 121,253 and Ps 153,089, respectively.

                  For the years ended December 31, 2001, 2002 and 2003, the Bank recognized interest income of approximately Ps 5,741, Ps 5,594 and Ps 5,586 respectively, on such impaired loans.

                  The total amount of loans evaluated under a methodology different than SFAS 114 methodology was Ps 7,385,297.

                  Foreclosed assets

                  Under Colombian GAAP, BC must design and adopt their own internal models for the calculation of provisions of foreclosed assets by means of which the expected loss for all types of assets is estimated. For real estate, the provision is equal to 30% of the value of the asset at the time of receipt must be constituted in proportional monthly installments. This provision will increase an additional 30% in proportional monthly installments within the second year of receipt of the asset. Once the legal term for sale has expired without authorization to extend, the provision must be 80% of the value upon receipt. In case the term extension is granted, the remaining 20% of the provision may be constituted with said term.

                  For Moveable assets, the provision is equal to 35% of the value of the good at the time of acquisition must be constituted in proportional monthly installments within the following year of receipt. Said provision must be increased and additional 35% the following year. Once the legal term for sale has expired without authorization to extend, the provision must be of 100% of the book value of the asset prior to provisions. In the case the term extension is granted, the remaining 30% may be constituted within the term of the same.

                  Under U.S. GAAP, in order to assess for impairment its foreclosed assets BC applies the methodology described by the SFAS 144 and SFAS 15 with respect to the method to evaluate the recoverability of the assets and to the measurement of the impairment loss. Accordingly, after a troubled debt restructuring, BC accounts for assets received in satisfaction of a receivable the same as if the assets had been acquired for cash. The application of Statement 15 results in the measurement of a new cost basis for the long-lived asset received in full satisfaction of a receivable. A loss is recognized for any initial or subsequent write-down to fair value less cost to sell. A gain is

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         recognized for any subsequent increase in fair value less cost to sell, but not in excess of the cumulative loss previously recognized for a write-down to fair value less cost to sell.

f)       LOAN ORIGINATION FEES AND COSTS

                  Under Colombian GAAP the Bank recognizes commissions (origination fees) on loans, lines of credit and letters of credit when collected and records related direct costs when incurred. For U.S. GAAP under SFAS No.91, "Accounting for Non-refundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases", loan origination fees and certain direct loan origination cost are deferred and recognized over the life of the related loans as an adjustment of yield.

g)       INTEREST RECOGNITION - NON-ACCRUAL LOANS

                  Since March 5, 2002, for Colombian GAAP purposes, interest income is not accrued on (i) commercial loans that are more than 90 days past due (ii) consumer and small business loans that are more than 60 days or (iii) mortgage loans that are more than 120 days past due. Once a loan is non-performing, an allowance is established for 100% of the accrued interest receivable and the Bank ceases to recognize interest income on that loan. The Bank recognizes interest income on a cash basis for non-accrual loans.

                  Additionally, beginning March 25, 2003, all loans that are past due more than thirty days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until such time that the customer does not proceed to cancel. It is estimated that at December 31, 2003, approximately Ps 280 are found entered in memorandum accounts because of the adoption of this policy.

                  For U.S. GAAP purposes, all accrued interest is reversed against interest income once a loan becomes more than 90 days past due. U.S. GAAP also requires that, if the collectibility of the principal of a non-accrual loan is in doubt, cash payments should be applied to reduce the principal to the extent necessary to remove such doubt.

                  As a result, for U.S. GAAP purposes, interest income on past-due consumer and small business loans between 61 and 90 days for the years 2001 and 2002, was included as accrued interest. Interest income from past-due mortgage loans between 91 and 120 days was reversed for the years 2001 and 2002.

                  For the year 2003, interest income on past due commercial, consumer and small business loans between 31 and 90 days, was accounted as accrued interest.

h)       DEFERRED CHARGES

                  The Bank and its subsidiaries have deferred certain pre-operating expenses and other deferred charges, which are expensed as incurred under U.S. GAAP.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

i)       INVESTMENT SECURITIES

                  Up to August 2002, under Colombian GAAP, securities were classified as "trading", "non-trading held to maturity", "permanent" and "hedges", the two first were divided debt and equity securities.

                  In September 2002, the Superintendency of Banking issued External Circular 033, which changed the classification of investment securities as "trading", "held to maturity", and "available for sale". According to this norm, an investment will be classified as "trading" when the Bank acquires it for the purpose of selling it in the near term, as "held to maturity" when the bank has the intention and ability to hold it to maturity, and as "available for sale" when the investment is not classified as trading or held to maturity.

         CHANGE IN ACCOUNTING METHOD FOR INVESTMENT SECURITIES

                  As required by External Circular 033 of 2002, effective September 2, 2002, the Bank changed its method of classification and valuation for investment securities. The effect of the change under Colombian GAAP was a decrease to net income of Ps 20,393. This effect was the result of a change in the methodology used to determine the fair value for investment securities. Due to the effective date of adoption, required it is not practical to determine the cumulative effect of this change in accounting method as of January 1, 2002, or prior period pro forma effects.

                  The effect of the change on net income under Colombian GAAP for the year ended December 31, 2002, is as follows:

                                                                 2002    PER SHARE AMOUNTS
                                                               -------   -----------------
Consolidated net income under Colombian GAAP, before
  change in accounting method for investment securities        230,773        Ps 400.16

Effect of change in valuation method for investment
  securities at September 2, 2002, net of tax                  (20,393)          (35.36)

Consolidated net income under
Colombian GAAP as reported                                     210,380        Ps 364.80
                                                               =======        =========

                  Under U.S. GAAP, investment securities that have readily determinable market values, are accounted for as follows:

         - Debt and equity securities that are bought and held principally for the purpose of selling them in the short term are classified as "trading" securities and are reported at fair value, with unrealized gains and losses included in earnings.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         - Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as "held to maturity" securities and are reported at amortized cost.

         - Debt and equity securities not classified as either "held to maturity" or "trading" securities are classified as "available for sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported net of taxes, as a separate component of stockholders' equity. Any loss in value of an investment considered other than temporary is recognized in earnings.

                  As of December 31, 2002 and 2003, the Bank's portfolio was classified as "trading", "held to maturity" and "available for sale".

                  The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as held-to-maturity and available for sale under U.S. GAAP are shown below:

                                                                      GROSS        GROSS
                                                                    UNREALIZED   UNREALIZED      COST
                                                       FAIR VALUE     GAINS        LOSSES        BASIS
                                                       -----------  ----------   ----------   ------------
AVAILABLE FOR SALE
DECEMBER 31, 2002
Securities issued or secured by Colombian government  Ps 1,443,463  Ps 107,632   Ps     292   Ps 1,336,123
Securities issued or secured by Government entities         71,619       1,784          837         70,672
Securities issued or secured by Financial entities          35,470       2,285           --         33,185
Eurobonds and Euronotes                                    299,662       7,430          264        292,496
Other investments                                           35,924          --           11         35,935
                                                      ------------  ----------   ----------   ------------
                                                      Ps 1,886,138  Ps 119,131   Ps   1,404   Ps 1,768,411
                                                      ============  ==========   ==========   ============

                                                                        GROSS        GROSS
                                                                      UNREALIZED   UNREALIZED      COST
                                                        FAIR VALUE      GAINS        LOSSES        BASIS
                                                       ------------   ----------   ----------   ------------
AVAILABLE FOR SALE
DECEMBER 31, 2003
Securities issued or secured by Colombian government   Ps 1,361,700   Ps  75,869   Ps     454   Ps 1,286,285
Securities issued or secured by Government entities          87,808        8,865            1         78,944
Securities issued or secured by Financial entities           93,052          646          417         92,823
Eurobonds and Euronotes                                     174,189        5,218          313        169,284
Other investments                                            87,109           10           --         87,099
                                                       ------------   ----------   ----------   ------------
                                                       Ps 1,803,858   Ps  90,608   Ps   1,185   Ps 1,714,435
                                                       ============   ==========   ==========   ============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                      GROSS        GROSS
                                                                    UNREALIZED   UNREALIZED      COST
                                                       FAIR VALUE      GAINS       LOSSES        BASIS
                                                       ----------   ----------   ----------   ----------
HELD TO MATURITY
DECEMBER 31, 2002
Securities issued or secured by Colombian government   Ps 600,414   Ps   4,069   Ps      93   Ps 596,438
Eurobonds and Euronotes                                     5,001           --        2,297        7,298
Other investments                                           4,245           --           --        4,245
                                                       ----------   ----------   ----------   ----------
                                                       Ps 609,660   Ps   4,069   Ps   2,390   Ps 607,981
                                                       ==========   ==========   ==========   ==========

                                                                      GROSS        GROSS
                                                                    UNREALIZED   UNREALIZED      COST
                                                       FAIR VALUE      GAINS       LOSSES        BASIS
                                                       ----------   ----------   ----------   ----------
HELD TO MATURITY
DECEMBER 31, 2003
Securities issued or secured by Colombian government   Ps 650,561   Ps  22,788   Ps  74,785   Ps 702,558
Other investments                                          15,931           --           85       16,016
                                                       ----------   ----------   ----------   ----------
                                                       Ps 666,492   Ps  22,788   Ps  74,870   Ps 718,574
                                                       ==========   ==========   ==========   ==========

                  The scheduled maturities of debt securities at December 31, 2003 were as follows:

                                       HELD TO MATURITY              AVAILABLE FOR SALE
                                  ---------------------------   ---------------------------
                                    AMORTIZED        FAIR         AMORTIZED        FAIR
                                      COST          VALUE           COST          VALUE
                                  ------------   ------------   ------------   ------------
Due in one year or less           Ps   283,654   Ps   287,499   Ps   159,300   Ps   159,980
Due from one year to five years        256,372        274,307      1,135,868      1,210,663
Due from five year to ten years        169,577         95,715        408,550        422,349
Due more ten years                       8,971          8,971         10,717         10,866
                                  ------------   ------------   ------------   ------------
    TOTAL                         Ps   718,574   Ps   666,492   Ps 1,714,435   Ps 1,803,858
                                  ============   ============   ============   ============

                  Investments classified as "Held to maturity" for purposes of U.S. GAAP are securities issued or secured by Colombian government, which the bank has the intention and ability to hold to maturity.

                  The cost of available for sale securities was determined based on its carrying amount plus gross unrealized losses minus gross unrealized gains. The cost of securities classified as Held to maturity is equal to the carrying amount under Colombian GAAP, as these investments are not accounted for at fair value.

                  The Bank is not required under Colombian GAAP to disclose the proceeds from the sale of investment securities nor gains or losses resulting from such sales. As a result, it is not feasible to obtain that information in a reasonable manner for disclosure under U.S. GAAP.

         UNREALIZED LOSSES DISCLOSURE

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            Investments that have been in continuous unrealized loss position for less than 12 months are:

                                                                            GROSS
                                                                          UNREALIZED      COST
                                                            FAIR VALUE      LOSSES        BASIS
                                                            ----------    ----------   -----------
AVAILABLE FOR SALE
DECEMBER 31, 2003
Securities issued or secured by Colombian government        Ps 140,658    Ps    454    Ps  141,112
Securities issued or secured by   financial entities            42,591          413         43,004
Eurobonds and Euronotes                                         51,627          313         51,940
                                                            ----------    ---------    -----------
                                                            Ps 234,876    Ps  1,180    Ps  236,056
                                                            ==========    =========    ===========

                                                                            GROSS        GROSS
                                                                          UNREALIZED    CARRYING
                                                            FAIR VALUE      LOSSES       AMOUNT
                                                            ----------    ----------   -----------
HELD TO MATURITY
DECEMBER 31, 2003
Securities issued or secured by Colombian government        Ps  24,482    Ps 25,691    Ps   50,173
Securities issued or secured by   financial entities             6,960           85          7,045
                                                            ----------    ---------    -----------
    TOTAL                                                   Ps  31,442    Ps 25,776    Ps   57,218
                                                            ==========    =========    ===========

                  Investments that have been in continuous unrealized loss position for 12 months or longer are:

                                                                            GROSS
                                                                          UNREALIZED      COST
                                                            FAIR VALUE      LOSSES        BASIS
                                                            ----------    ----------   -----------
IMPAIRMENT AVAILABLE FOR SALE
DECEMBER 31, 2003
Securities issued or secured by government entities         Ps     594    Ps      1    Ps      595
Securities issued or secured by   financial entities             5,800            4          5,804
                                                            ----------    ---------    -----------
    TOTAL                                                   Ps   6,394    Ps      5    Ps    6,399
                                                            ==========    =========    ===========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                            GROSS         GROSS
                                                                          UNREALIZED    CARRYING
                                                            FAIR VALUE      LOSSES       AMOUNT
                                                            ----------    ----------   -----------
IMPAIRMENT HELD TO MATURITY
DECEMBER 31, 2003
Securities issued or secured by Colombian government        Ps  67,225    Ps 49,094    Ps  116,319
                                                            ----------    ---------    -----------
    TOTAL                                                   Ps  67,225    Ps 49,094    Ps  116,319
                                                            ==========    =========    ===========

                  As of December 31, 2003, most of the investment securities available for sale that presented gross unrealized losses were issued by national government, governmental entities, financial entities and euronotes.

                  As of December 31, 2003, 220 titles presented gross unrealized losses.

                  No other-than-temporary impairment has been recognized for the investment in debt securities held to maturity because the Bank has the ability and the positive intent to hold these securities until the amortized cost is recovered and there does not appear to be any credit deterioration and recovery seems probable. The gross unrealized losses of held to maturity investments correspond to mandatory investments.

                  The amount of unrealized holding gain or loss on trading securities included in earnings during 2002 and 2003 was Ps 12,705 and Ps 246,871 respectively.

                          The company conducts regular reviews to assess whether other than temporary impairment exists. A number of factors are considered in performing an impairment analysis of securities.

                  Those factors include:

                  (a) The length of time and the extent to which the market value has been less than cost;

                  (b) The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential); or

                  (c) The intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

                  The Bank also takes into account the changes in economic conditions global, regional, or related to specific issuers or industries that could adversely affect these values.

                  Under Colombian GAAP, structured notes are recorded as investment securities. For purposes of U.S.GAAP the Bank reversed unrealized gain and loss of these investment.

j) INVESTMENT IN UNAFFILIATED COMPANIES. HIGH AND MEDIAN QUOTATION INVESTMENTS SECURITIES CLASSIFIED AS "AVAILABLE FOR SALE " UNDER COLOMBIAN GAAP.

                  For purposes of Colombian GAAP, an investment in High and Median quotation equity securities of an investee is recorded using the average price published by the exchange. The result of the valuation is recorded as unrealized gain or loss in shareholders' equity. The investee also records common stock dividends as income.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  Under U.S. GAAP, an investment in non-marketable equity securities of an investee is also recorded at cost if the investor cannot exercise significant influence. However, dividends paid in the form of additional shares of common stock are not recorded as income. Instead, the costs of the shares previously held are allocated equitably to the total shares held after receipt of the stock dividend. When any shares are later disposed of, a gain or loss is determined on the basis of the adjusted cost per share.

k) INVESTMENTS IN AFFILIATES. INVESTMENTS IN LOW, MINIMUM EXCHANGE OR UNQUOTED EQUITY SECURITIES CLASSIFIED AS "AVAILABLE FOR SALE" FOR PURPOSES OF COLOMBIAN GAAP.

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

l)       LESSEE ACCOUNTING

                  The Bank's subsidiaries, Bancolombia de Panama S.A., Sufinanciamiento S.A. and Leasing Colombia S.A., lease certain assets to third parties under non-cancelable lease arrangements. These lease arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures (with terms between three and five years).

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

         Disclosure lessor accounting.

                  The following lists the components of the net investment in direct financing leases as of December 31, 2002 and 2003:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                           2002          2003
                                                        ----------    ----------
Total minimum lease payments to be received             Ps 469,895    Ps 665,087
Estimated residual values of leased property                32,987        41,606
Less: Unearned income                                     (102,721)     (172,245)
                                                        ----------    ----------
Net investment in direct financing leases               Ps 400,161    Ps 534,448
                                                        ==========    ==========

                  The following schedule shows the future minimum lease payments to be received on direct financing leases for each of the next five years and thereafter.

         Year ending December 31:

2004                                                    Ps 203,168
2005                                                       168,685
2006                                                       120,770
2007                                                        72,077
2008                                                        54,770
Later years, through 2009                                   45,617
                                                        ----------
TOTAL MINIMUM FUTURE
    LEASE PAYMENTS TO BE RECEIVED                       Ps 665,087
                                                        ==========

m)       BUSINESS COMBINATIONS

                  Purchase method of accounting

                  The purchase method of accounting under U.S. GAAP requires that (i) the purchase price be allocated to the identifiable acquired assets and liabilities on the basis of fair market value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs include the income of the acquired company after the date of acquisition, and (iii) the costs directly related to the purchase of a business combination be included as a cost of the acquisition and, therefore, recorded as a component of goodwill.

                  The purchase method of accounting under Colombian GAAP requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of income of the acquiring company for the period in which a business combination occurs include the income of the acquired company as if the acquisition had occurred on the first day of the reporting period and (iii) the costs directly related to the purchase business combination not be considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by management.

                  In addition, certain other merger related charges are permitted to be deferred and amortized under Colombian GAAP over 36 months, while under U.S. GAAP they are generally expensed as incurred.

                  The reappraisal was allocated to the acquired assets to adjust them to their fair market value. For this reason, this reappraisal was included in the determination of depreciation as of the merger. Under Colombian GAAP, the reappraisal of assets is not subject to depreciation.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  On December 29, 2003, Bancolombia and its subsidiaries acquired 99.99% of the outstanding common shares of Sufinanciamiento S.A. Under U.S. GAAP the results of Sufinanciamiento's operations have been included in the consolidated financial statements since that date. Sufinanciamiento is a commercial financing company, specializing in automobile loans.

                  The acquisition of Sufinanciamiento will allow BC and its subsidiaries to complement its portfolio of products improving commercial financing activities, more specifically automobile financing. The aggregate purchase price was Ps 75,016 paid it in cash. The value of the 1,415 million common shares acquired was determined based on the discounted cash flows, prepared based on the historical financial statements from January 1999 to June 2003. Sufinanciamiento's cash flows were estimated by the Bank based on the current economic environment in Colombia and the nature of the business of the acquired entity.

                  The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

                                                 FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES
                                                           ASSUMED UNDER U.S. GAAP
                                                 ---------------------------------------------

TOTAL PURCHASE PRICE, NET OF CASH ACQUIRED                        Ps  63,622
                                                                  ----------
Assets acquired                                                      304,256
Premises and equipment, net                                            7,358
Liabilities assumed                                                  269,268
                                                                  ----------
NET ASSETS ACQUIRED                                               Ps  42,346
                                                                  ==========
EXCESS OF COST OVER THE FAIR VALUE OF
ACQUIRED NET ASSETS                                                   21,276

INTANGIBLE ASSET                                                       1,562
                                                                  ----------
GOODWILL                                                          Ps  19,714
                                                                  ==========

                  The excess of purchase price amounted to Ps 21,276 and Ps 1,562 was assigned to a contract with Almacenes Exito (intangible assets) while the remaining Ps 19,714 was assigned to goodwill.

                  In 2003 Sufinanciamiento S.A. signed an agreement with Almacenes Exito, a major retailer in Colombia, whereby the former will be the only financing provider to the latter's clients. Given the significance of this agreement to Sufinanciamiento's operations and the future benefits it will bring to the Bank's strategic and financial positions, this contractual relationship has been identified as an intangible asset and fair valued by Bancolombia.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  The following unaudited pro forma information for 2002 and 2003 reflects the consolidated results of operations as if the acquisition had occurred at the beginning of each year presented and includes the amortization of intangibles, as appropriate. The unaudited pro forma financial information presented is not necessarily indicative of the results of operations that might have occurred had the transaction been completed at the beginning of the year specified, and does not purport to represent what the consolidated results might be for any future period.

                                  2002
                                -------
U.S. GAAP Net income            224,272
Revenues                        787,051
Earnings per share               504.32
                                =======

                                 2003
                              ---------
U.S. GAAP Net income            481,736
Revenues                      1,465,973
Earnings per share             1,088.44
                              =========

                  Under Colombian GAAP, BC consolidated Sufinanciamiento's earnings since January 1, 2003, as if the acquisition had occurred at the beginning of the year. Accordingly, virtually all of the amounts for pre-acquisition periods in the primary financial statements are different from the amounts that would be presented under U.S. GAAP. In effect, the financial statements presented as the primary financial statements are of a different reporting entity than would be required under U.S. GAAP.

                  BC understands that, in these circumstances, reconciliation of net income and stockholders' equity alone will not produce information content substantially similar to U.S. GAAP with respect to the pre-acquisition periods. However, given the insignificance of Sufinanciamiento's operations, BC decided not to present a columnar reconciliation removing the acquired business. BC also believes that the differences are not so pervasive that a U.S. GAAP condensed income as cash flow statements are necessary.

                  BC is still in the process of finalizing the allocation of the purchase price and determination of the liabilities that existed at the date of acquisition under U.S. GAAP. BC expects to complete these analyses in 2004.

                  Goodwill

                  Under U.S. GAAP from January 1, 2002, the Bank no longer amortizes goodwill, but it is subject to annual impairment test. The Bank believes it does not have intangible assets with indefinite lives.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  Prior to December 31, 2001, BC recognized an excess of fair value of acquired net assets over cost (commonly referred to as negative goodwill) on certain business combinations. Under Colombian GAAP, negative goodwill is recorded as a liability and it is amortized over a period of five years.

                  Under U.S. GAAP, as explained previously, BC adopted SFAS No. 141 on January 1, 2002. Upon adoption of SFAS No. 141, any unamortized negative goodwill related to an excess over cost arising from business combinations for which the acquisition date was before July 1, 2001 was written off and recognized as the effect of a change in accounting principle.

                  The Bank has performed the required impairment test at each reporting unit's goodwill and concluded that there was no impairment of goodwill. Accordingly, the Bank reversed the amortization of goodwill from Colombian GAAP for the year ended 2003. See note 31 (r), for pro forma disclosures related to the adoption of SFAS No.142 on net income
         (loss) and earnings (loss) per share.

n)       FOREIGN CURRENCY TRANSLATION ADJUSTMENT

                  For Colombian GAAP, the translation adjustments resulting in the conversion of foreign currency statements was included in the determination of net income.

                  Under U.S. GAAP, according to SFAS No. 52, the translation adjustments shall be reported as a component of stockholders' equity, in other comprehensive income.

o)       OTHER

                  In 2000, the Company accrued Ps 5,575 related to a penalty for early termination of a contract although management did not formally decide to terminate the subject contract until 2001.

                  Under U.S. GAAP, the accrual of such amount in 2000 would not be appropriate. Accordingly, this amount has been reversed for U.S. GAAP purposes in 2000 and recorded as an expense for U.S. GAAP purposes in 2001.

P)       GUARANTEES

                  In order to meet the needs of its customers, BC issues financial standby letters of credit and bank guarantees. At December 31, 2002 and 2003, outstanding letters of credits and bank guarantees issued by BC totaled Ps 429,361 and Ps 692,795.

                  The table below summarizes, at December 31, 2002 and 2003, all of BC's guarantees where the Bank is the guarantor. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

                                                                                                            MAXIMUM POTENTIAL
                                                                                                            AMOUNT OF FUTURE
                           EXPIRE WITHIN ONE YEAR     EXPIRE AFTER ONE YEAR   TOTAL AMOUNT OUTSTANDING          PAYMENTS
                          -----------------------    ----------------------   ------------------------   -----------------------
                             2002          2003         2002        2003         2002         2003          2002         2003
                          ----------   ----------    ---------   ----------   ----------   -----------   ----------   ----------
Financial standby
letters of credit         Ps 343,689   Ps 384,995    Ps  8,741   Ps     842   Ps 352,430    Ps 385,837   Ps 352,430   Ps 385,837

Bank guarantees               56,691      212,557       20,240       94,401       76,931       306,958       76,931      306,958

Credit default swaps               -       21,054            -      126,324            -       147,378            -      147,378
                          ----------   ----------    ---------   ----------   ----------    ----------   ----------   ----------
     TOTAL                Ps 400,380   Ps 618,606    Ps 28,981   Ps 221,567   Ps 429,361    Ps 840,173   Ps 429,361   Ps 840,173
                          ==========   ==========    =========   ==========   ==========    ==========   ==========   ==========

                  Financial standby letters of credit include guarantees of payment of credit facilities, promissory notes and trade acceptances.

                  Bank guarantees are performance guarantees that are issued to guarantee a customer's tender bid on a construction or systems installation project or to guarantee completion of such projects in accordance with contract terms. They are also issued to support a customer's obligation to supply specified products, commodities, or maintenance or warranty services to a third party.

                  Credit Default Swaps (CDS) are contracts whereby one party transfers to the other for a period of time the credit risk associated with an issuing entity in exchange for a periodic premium.

                  The investments made on CDS can be as follows:

                  - Credit Link Note: Issued by an international bank vehicle which implicitly has the risk of a CDS.

                  - Credit Link Deposit: Deposit constituted as guarantee for the constitution of a CDS.

q)       FINANCIAL INSTRUMENTS

                  As required by U.S. GAAP, the estimated fair value of the Bank's financial instruments, their carrying values and the major assumptions and methodologies used to estimate fair values at December 31, 2002 and 2003 are presented hereunder. The fair value of a financial instrument is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

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

                                                                DECEMBER 31, 2002               DECEMBER 31, 2003
                                                           --------------------------     ----------------------------
                                                             CARRYING      ESTIMATED        CARRYING       ESTIMATED
                                                              AMOUNT      FAIR VALUE         AMOUNT        FAIR VALUE
                                                           ------------  ------------     -------------  -------------
FINANCIAL ASSETS
  Cash and cash equivalents                                Ps   851,089  Ps   851,089     Ps  1,446,461  Ps  1,446,461
  Investment securities                                       4,227,410     4,343,458         4,247,301      4,284,642
  Loan, net                                                   5,864,991     5,875,776         7,642,405      7,675,346
  Foreign exchange and forward contracts - gain  (loss)         (46,334)      (46,334)          (33,997)       (33,997)
  Accrued interest receivable on loans                           83,459        83,459           103,209        103,209
  Customers' acceptances                                         30,672        30,672             1,539          1,539

FINANCIAL LIABILITIES:
  Deposits                                                 Ps 8,788,158  Ps 8,788,158     Ps 10,231,997  Ps 10,231,997
  Overnight funds                                               610,158       610,158         1,118,139      1,118,139
  Bank acceptances outstanding                                   31,050        31,050            35,833         35,833
  Interbank borrowings                                          403,962       403,962           456,059        456,059
  Borrowings from domestic development banks                    713,053       713,053           755,536        755,536
  Long term debt                                                 62,782        62,782            71,818         76,933

                  The following notes summarize the methods and assumptions used in estimating the fair values of financial instruments:

         Short-term financial instruments

                  Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach was used for cash and cash equivalents, customers' acceptances, accrued interest receivable accounts receivable, accounts payable, accrued interest payable and bank acceptances outstanding.

         Investment securities

                  The fair value of these financial instruments which include time deposits in financial entities are calculated by the Colombian Stock Exchange, except for financial instruments classified "held to maturity", for which the fair value was determined using discounted cash flows with actual market rates for similar assets.

         Loans

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  Estimated fair values have been determined for loan portfolios with similar financial characteristics. Loans were segregated by type such as commercial, consumer and small loans, and each category was further segmented based on maturity fixed and variable rates and accrual and non-accrual status. The fair values of fixed-rate loans were estimated by discounting scheduled cash flows using prevailing market rates for these loans at the end of 2002 and 2003, respectively. For variable-rate loans, their carrying amounts were considered to be equivalent to their fair values. In addition, for non-accrual loans, the estimated fair values were based on the discounted value of estimated cash flows using higher discount rates appropriate to the higher risk involved.

         Derivatives

                  BC's derivatives are recorded at fair value on daily basis in conformity with the rules prescribed by the Superintendency of Banking, according with the class of instrument, as follows:

         Foreign exchange forward contracts:

                  The purchase or sale value of the exchange rate is estimated to obtain the net value in foreign currency at valuation day and calculate the net gain or loss.

         Financial Instruments forward contracts:

                  The fair value without yields is estimated to value the agreed amount to present value and calculate the net gain or loss.

         Balance sheet classification:

                  Under Colombian GAAP, BC's derivative instruments are grouped and presented net as either an asset or a liability.

                  U.S. GAAP restricts the ability to offset to where the right of set off exists between two parties (that is, where a debtor-creditor relationship exists).

                  Typically, under U.S. GAAP a financial assets and liabilities can be offset and the net amount reported in the balance sheet when (a) each of two parties owes the other determinable amounts, (b) the reporting party has the right to set off the amount owed with the amount owed by the other party, (c) the reporting party intends to set off and (d) the right of setoff is enforceable at law.

                  Consequently, the relevant assets and liabilities would be increased by Ps 94,033 as at December 31, 2003 in a U.S. GAAP balance sheet, with no effect on net income or shareholders' equity.

         Futures Contracts

                  The fair value of future contracts and other derivatives traded in stock markets are calculated by the respective stock market where BC has conducted its operation.

         Deposits

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

         Interbank borrowings and borrowings from domestic development banks

                  Short-term interbank borrowings and borrowings from domestic development banks have been valued at their carrying amounts because of their relatively short-term nature. Long-term and domestic development banks borrowings have also been valued at their carrying amount because they bear interest at variable rates.

         Long term debt

                  Long term debt are bonds emitted by Leasing Colombia S.A., Abocol S.A. and Fundicom S.A.

                  The fair value of bonds is the calculated by the Colombian Stock Exchange, except Fundicom bonds, for which the estimated fair value was determined using quoted market prices of financial instruments with similar characteristics.

r)       PAID-IN-CAPITAL

                  In accordance with Colombian GAAP, paid-in capital in excess of par value of shares issued is credited to a legal reserve. Under U.S. GAAP, capital in excess of par value is credited to paid-in capital.

s)       UNEARNED INTEREST INCOME

                  Under Colombian GAAP, unearned interest income is recorded as a liability in the balance sheet. For U.S. GAAP purposes, only the net amounts (loan amount less unearned interest) would be classified as a loan. Under Colombian GAAP, unearned interest is amortized on a straight-line basis whereas U.S. GAAP requires the use of the effective interest method. However, the difference does not have a material impact on the Bank's financial statements.

t)       EARNINGS PER SHARE

                  Under Colombian GAAP, earnings per share is computed by dividing net income by the weighted average number of both common and preference shares outstanding for each period presented.

                  U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as a well as a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS is calculated by dividing net income available to common stockholders by

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2001, 2002 and 2003, the Bank had a simple capital structure. Therefore, there was no difference between Basic or Diluted EPS for these years.

                  The following summarizes information related to the computation of basic earning per share for the years ended December 31, 2001, 2002 and 2003 (millions of pesos, except per share data):

                                                                       2001           2002         2003
                                                                    ----------     ----------   -----------
U.S. GAAP net income                                                Ps 226,048     Ps 207,152   Ps  474,419
Less preferred share dividends                                          14,989         23,554        48,535
                                                                    ----------     ----------   -----------
Income attributable to common stockholders                             211,059        183,598       425,884
                                                                    ==========     ==========   ===========
Weighted average number of common shares
   outstanding used in basic EPS calculation (in millions)                 398            398           398
                                                                    ----------     ----------   -----------
Basic and Diluted earnings per share                                Ps  530.30     Ps  461.30   Ps 1,070.06
                                                                    ==========     ==========   ===========

                  Pro-forma net income and basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003, adjusted to exclude amortization expense (net of tax) related to goodwill is as follows:

                                                                       2001           2002         2003
                                                                    ----------     ----------   -----------
Income  attributable to common stockholders                         Ps 211,059     Ps 183,598   Ps  425,884
Goodwill amortization                                                   14,722              -             -
                                                                    ----------     ----------   -----------
Adjusted income attributable
   to common stockholders                                              225,781        183,598       425,884
                                                                    ==========     ==========   ===========

BASIC EARNING  PER SHARE:
Reported basic earnings  per share                                      530.30         461.30      1,070.06
Goodwill amortization                                                    36.99              -             -
                                                                    ----------     ----------   -----------
Adjusted basic and Diluted earnings per share                       Ps  567.29     Ps  461.30   Ps 1,070.06
                                                                    ==========     ==========   ===========

u)       MERGER EXPENSES

                  The indirect costs of the merger of Ps 22,649 recorded as "Merger expenses" in the consolidated statement of income under Colombian GAAP would be recorded, for U.S. GAAP purposes, in the respective line items to which the costs related.

v)       CASH FLOW

                  During 2003, restricted cash amounted to Ps 628,071. Under Colombian GAAP, this amount is classified as cash and cash equivalent, while, for U.S. GAAP purposes, restricted cash does not represent part of cash and cash equivalents for cash flow statement presentation because it cannot be withdrawn without prior notice or penalty.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  Also, during 2003 Ps 23,146 related to restructured loans were transferred to foreclosed assets amounted to Ps 23,146. Such transfers affect BC's balance sheet but do not result in cash receipts or cash payments in the period.

w)       SEGMENTS DISCLOSURE

                  The following presents information about reported operating segment profit or loss, and segment assets:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2001

                                                                            Governmental
                                                                 Small           And                           Offshore
                                    Retail        Commercial   Business     Institutional      Corporate      Commercial
                                    Banking        Banking      Banking        Banking       Headquarters      Banking
                                    -------        -------      -------        -------       ------------      -------
Revenues from external
customers                         Ps  149,834   Ps   25,125   Ps  12,042    Ps    10,831     Ps   (7,463)    Ps    9,234

Revenues from transactions
with other operating segments
of the same enterprise                 30,138         3,193        3,260          (1,603)         (37,727)         7,170

Interest income                       321,459       210,010      112,038          94,154          189,858        132,437

Interest expense                      162,625        14,195        9,903          53,949          194,883         86,357

Net interest revenue                  158,834       195,815      102,135          40,205          (5,025)         46,080

Depreciation and amortization
expense                                     -             -            -               -           27,567            699

Provision for loans losses             31,142         2,890       (2,630)          4,070           53,984         16,790

Administrative and other
expense                               305,183        25,790       20,334          20,591           70,814          4,319

Net monetary inflation
adjustment                                  -             -            -               -                -              -

Income tax expense or benefit               -             -            -               -           33,302              -

Other income or expense, net           24,295         1,456        1,275              82           18,664          6,950

Merger expenses                             -             -            -               -           42,206              -

Segment profit before
distribution of income
(expense) for treasury funds           26,776       196,909      101,008          24,854        (259,424)         47,626

Distribution of income
(expense) for treasury funds (1)      139,212      (131,173)     (58,151)         22,779           27,333              -

Segment profit                    Ps  165,988   Ps   65,736   Ps  42,857    Ps    47,633     Ps  (232,091)   Ps   47,626
                                  ===========   ===========   ==========    ============     ============    ===========

Segments assets                   Ps1,960,065   Ps1,652,670   Ps 843,872    Ps   748,559     Ps 2,832,592    Ps2,159,016
                                  ===========   ===========   ==========    ============     ============    ===========

                                                                            All other
                                    Trust      Leasing     Manufacturing     Segments        Total
                                    -----      -------     -------------     --------        -----
Revenues from external
customers                         Ps 24,309   Ps  26,687    Ps   40,059    Ps   66,167   Ps    356,825

Revenues from transactions
with other operating segments
of the same enterprise                  888          508          1,535          4,903          12,265

Interest income                       6,158       12,385          1,230         25,859       1,105,588

Interest expense                          -       28,328         11,622         25,128         586,990

Net interest revenue                  6,158      (15,943)       (10,392)           731         518,598

Depreciation and amortization
expense                               1,299          907          1,519          9,755          41,746

Provision for loans losses              946        4,608            876          5,826         118,502

Administrative and other
expense                              14,369        5,630         28,026         46,228         541,284

Net monetary inflation
adjustment                                -            -          2,761           (208)          2,553

Income tax expense or benefit         4,047          304          1,203          6,679          45,535

Other income or expense, net           (378)       2,953          1,537          6,652          63,486

Merger expenses                           -            -              -              -          42,206

Segment profit before
distribution of income
(expense) for treasury funds         10,316        2,756          3,876          9,757         164,454

Distribution of income
(expense) for treasury funds (1)          -            -              -              -               -

Segment profit                    Ps 10,316   Ps   2,756     Ps   3,876     Ps   9,757   Ps    164,454
                                  =========   ==========     ==========     ==========   =============

Segments assets                   Ps 64,020   Ps 201,312     Ps 226,300     Ps 517,967   Ps 11,206,373
                                  =========   ==========     ==========     ==========   =============

(1) Those costs are calculated based on the funds that segments use or provide and do not have an impact in the final result

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2002

                                                                            Governmental
                                                                 Small           And                          Offshore
                                     Retail      Commercial    Business     Institutional      Corporate      Commercial
                                     Banking       Banking      Banking        Banking       Headquarters      Banking
                                     -------       -------      -------        -------       ------------      -------
Revenues from external
customers                         Ps  176,296   Ps   30,930   Ps   18,975    Ps   7,764      Ps   (19,835)   Ps   6,628

Revenues from transactions
with other operating segments
of the same enterprise                 22,961        14,308         9,034        21,433           (69,367)       (31,185)

Interest income                       338,468       150,885       118,925        71,606           255,965         93,871

Interest expense                      135,141        14,687        12,420        55,261           172,153         70,217

Net interest revenue                 203, 327       136,198       106,505        16,345            83,812         23,654

Depreciation and amortization
expense                                     -             -             -             -            27,788            846

Provision for loans losses             17,269         5,851         3,187           231            39,303         64,951

Administrative and other
expense                               254,704        34,542        29,203        30,170           124,174          3,885

Income tax expense or benefit               -             -             -             -            25,364              -

Other income or expense, net            1,922          (144)           51        (1,122)           16,344         86,293

Merger expenses                             -             -             -             -            33,028              -

Segment profit before
distribution of income
(expense) for treasury funds          132,533       140,899       102,175        14,019          (238,703)        15,708

Distribution of income
(expense) for treasury
funds (1)                             116,985       (85,774)      (55,594)       41,547           (17,164)             -
                                  ===========   ===========   ===========    ==========      ============    ===========

Segment profit                    Ps  249,518   Ps   55,125   Ps   46,581    Ps  55,566      Ps (255,867)    Ps   15,708
                                  ===========   ===========   ===========    ==========      ============    ===========

Segments assets                   Ps2,334,832   Ps1,606,634   Ps1,137,409    Ps 717,142      Ps 3,796,115    Ps2,985,578
                                  ===========   ===========   ===========    ==========      ============    ===========

                                                                            All other
                                    Trust      Leasing     Manufacturing     Segments         Total
                                    -----      -------     -------------     --------         -----
Revenues from external
customers                         Ps 34,327   Ps  32,884     Ps (14,820)    Ps  48,564     Ps   321,713

Revenues from transactions
with other operating segments
of the same enterprise                1,532         (244)         9,275          2,074          (20,179)

Interest income                       6,338        3,848          1,914         24,099        1,065,919

Interest expense                      2,047       20,943          5,036         22,631          510,536

Net interest revenue                  4,291      (17,095)        (3,122)         1,468          555,383

Depreciation and amortization
expense                               1,078          809          1,023          5,247           36,791

Provision for loans losses              647        3,446            329          6,415          141,629

Administrative and other
expense                              21,594        7,177         21,686         54,215          581,350

Income tax expense or benefit         5,648        1,214          1,938          8,453           42,617

Other income or expense, net          1,180        1,435         21,127         41,613          168,699

Merger expenses                           -            -              -              -           33,028

Segment profit before
distribution of income
(expense) for treasury funds         12,363        4,334        (12,516)        19,389          190,201

Distribution of income
(expense) for treasury
funds (1)                                 -            -              -              -                -
                                  =========   ==========     ==========     ==========     ============

Segment profit                    Ps 12,363   Ps   4,334     Ps (12,516)    Ps  19,389     Ps   190,201
                                  =========   ==========     ==========     ==========     ============

Segments assets                   Ps 74,151   Ps 308,046     Ps 225,413     Ps 530,270     Ps13,715,590
                                  =========   ==========     ==========     ==========     ============

(1) Those costs are calculated based on the funds that segments use or provide and do not have an impact in the final result

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2003

                                                                            Governmental
                                                                 Small           And                          Offshore
                                     Retail      Commercial    Business     Institutional      Corporate      Commercial
                                     Banking       Banking      Banking        Banking       Headquarters      Banking
                                     -------       -------      -------        -------       ------------      -------
Revenues from external
customers                         Ps  212,472   Ps   32,502   Ps   34,906   Ps   19,007      Ps   (30,675)   Ps    7,742

Revenues from transactions
with other operating
segments of the same
enterprise                             34,422        22,731        19,795        24,530           (83,150)        (7,276)

Interest income                       453,975       179,113       132,127        56,075           386,052        150,602

Interest expense                      147,647        17,395        18,361        59,119           139,860         63,874

Net interest revenue                  306,328       161,718       113,766        (3,044)          246,192         86,728

Depreciation and
amortization expense                        -             -             -             -            33,544            882

Provision for loans losses             62,068        12,781           365         1,133            59,152         50,360

Administrative and other
expense                               336,412        40,112        38,541        24,275           168,793          7,122

Income tax expense or
benefit                                     -             -             -             -            35,498              -

Other income or expense, net            3,354          (462)         (449)          153            29,576         89,901

Segment profit before
distribution of income
(expense) for treasury funds          158,096       163,596       129,112        15,238         (135,044)        118,731

Distribution of income
(expense) for treasury
funds (1)                              96,777       (75,379)      (49,667)       50,866           (22,597)             -
                                  ===========   ===========   ===========   ===========      ============    ===========

Segment profit                    Ps  254,873   Ps   88,217   Ps   79,445   Ps   66,104      Ps  (157,641)   Ps  118,731
                                  ===========   ===========   ===========   ===========      ============    ===========
Segments assets                   Ps3,127,442   Ps1,838,100   Ps1,449,736   Ps  665,609      Ps 4,230,798    Ps3,748,134
                                  ===========   ===========   ===========   ===========      ============    ===========


                                                                             All other
                                    Trust      Leasing     Manufacturing     Segments          Total
                                    -----      -------     -------------     --------          -----
Revenues from external
customers                         Ps 38,424   Ps  47,186     Ps  31,400     Ps  97,157     Ps    490,121

Revenues from transactions
with other operating
segments of the same
enterprise                              773         (314)        16,555          2,138            30,204

Interest income                       5,366        8,174             (6)        23,951         1,395,429

Interest expense                        109       50,274          9,008         15,007           520,654

Net interest revenue                  5,257      (42,100)        (9,014)         8,944           874,775

Depreciation and
amortization expense                  1,032        3,377          2,747          4,262            45,844

Provision for loans losses            2,239        3,564            237          7,918           199,817

Administrative and other
expense                              23,368       12,739         26,035         59,006           736,403

Income tax expense or
benefit                               6,430        4,240          1,528         14,938            62,634

Other income or expense, net          1,308       11,773          (783)         14,815           149,186

Segment profit before
distribution of income
(expense) for treasury funds         12,693       (7,375)         7,611         36,930           499,588

Distribution of income
(expense) for treasury
funds (1)                                 -            -              -              -                 -
                                  =========   ==========     ==========     ==========     =============

Segment profit                    Ps 12,693   Ps (7,375)     Ps   7,611     Ps  36,930     Ps    499,588
                                  =========   ==========     ==========     ==========     =============
Segments assets                   Ps 73,395   Ps 554,073     Ps 221,222     Ps 596,422     Ps 16,504,931
                                  =========   ==========     ==========     ==========     =============

(1) Those costs are calculated based on the funds that segments use or provide and do not have an impact in the final result

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  The following is a reconciliation of reportable segments revenues, profit or loss and assets, to the Banks' consolidated totals:

                                                     2001              2002           2003
                                                     ----              ----           ----
REVENUES
Total revenues for reportable segments          Ps  1,377,748    Ps  1,292,716   Ps  1,792,508
Other revenues                                        136,462          254,266         312,598
   Total                                            1,514,210        1,546,982       2,105,106
                                                -------------    -------------   -------------
Elimination of intersegment revenues                  (12,265)          20,179         (30,204)
                                                -------------    -------------   -------------
    TOTAL REVENUES FOR REPORTABLE SEGMENTS      Ps  1,501,945    Ps  1,567,161   Ps  2,074,902
                                                =============    =============   =============

PROFIT OR LOSS
Total profit or loss for reportable segments    Ps    154,697    Ps    170,812   Ps    462,658
Other profit or loss                                    9,756           19,389          36,930
                                                -------------    -------------   -------------
   Total                                              164,453          190,201         499,588
                                                -------------    -------------   -------------
Elimination of intersegment profits                    (7,920)          20,179         (30,204)
                                                -------------    -------------   -------------
 NET INCOME (LOSS)                              Ps    156,533    Ps    210,380   Ps    469,384
                                                =============    =============   =============

ASSETS
Total assets for reportable segments            Ps 10,688,406    Ps 13,185,320   Ps 15,908,509
Other assets                                          517,967          530,270         596,422
                                                -------------    -------------   -------------
   Total                                           11,206,373       13,715,590      16,504,931
                                                -------------    -------------   -------------
Elimination of intersegment assets                   (931,914)      (1,116,008)     (1,328,802)
                                                -------------    -------------   -------------
  CONSOLIDATED TOTAL                            Ps 10,274,459    Ps 12,599,582   Ps 15,176,129
                                                =============    =============   =============

                  The following summarizes the Bank's revenues and long-lived assets attributable to Colombia and other foreign countries:

                                                      2002                            2003
                                            ---------------------------    --------------------------
                                                              LONG                          LONG
GEOGRAPHIC INFORMATION                      REVENUES     LIVED - ASSETS    REVENUES    LIVED - ASSETS
                                            ---------    --------------    ---------   --------------
Republic of Colombia                        1,477,668       582,318        1,954,038       754,204
Republic of Panama and Cayman Islands          69,314        93,915          151,068       117,863
                                            ---------       -------        ---------       -------
   Total                                    1,546,982       676,233        2,105,106       872,067
   Eliminations                                20,179        (2,333)         (30,204)       (1,958)
                                            ---------       -------        ---------       -------
    TOTAL, NET                              1,567,161       673,900        2,074,902       870,109
                                            =========       =======        =========       =======

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         The segments reported embrace the following activities:

                  RETAIL BANKING: The Retail Banking segment of the Bank provides a wide range of financial products and services to individuals and small-and-middle-sized companies. This segment of the Bank is important for the Bank's funding and its generation of revenue.

                  COMMERCIAL BANKING: The Commercial Banking Segment provides commercial banking services to all sectors of the economy and is organized by the size of customers assuring an adequate pricing according to their risk level.

                  SMALL BUSINESS BANKING: The Small and Medium-Sized Companies Segment includes individuals with an independent economic activity and companies with revenue greater than Ps 250 and up to Ps 11,200 (or Ps 17,100 for individuals and companies domiciled in the city of Bogota).

                  GOVERNMENTAL AND INSTITUTIONAL BANKING: Provides services to institutional customers subject to the supervision of the Superintendency of Banking, the Superintendency of Securities, the Superintendency of Health, or the Superintendency of Family Subsidy; and electricity and public utility companies. The governmental customers includes public sector entities, such us municipalities, the central administration, territorial and decentralized entities.

                  OFFSHORE COMMERCIAL BANKING: BC Panama and BC Cayman, BC's international subsidiaries located in Panama and the Cayman Islands, respectively, provide a complete line of banking services mainly to Colombian customers, including loans to private sector companies, trade financing, lease financing, financing for industrial projects and a complete portfolio of cash management products such as checking accounts, international collections and payments and PC Banking. Through these subsidiaries, BC also offers to its high net worth and private banking customers investment opportunities in U.S. Dollars, in savings and checking accounts, CD-time deposits and investment funds.

                  TRUST: The Bank offers, through its subsidiary Fiducolombia S.A., a family of six mutual funds and one voluntary retirement fund, all of which are designed to provide customers with the opportunity to diversify their investments. As of December 31, 2003, it had Ps 1,386,307 in total assets under management, increasing 26.0% from Ps 1,100,175 in 2002. Additionally, Fiducolombia offers a broad range of products and services by type of trust, among which the following stand out: Public trust, management and payment trust, individual investment trust, real estate trust and guarantee trust.

                  LEASING: Leasing Colombia S.A. and Sufinanciamiento S.A., as BC subsidiaries specialized in leasing activities, offers Financial and Operational Leasing. The main activities that require lease financing are infrastructure, import of goods, temporary import in Colombian pesos, international leasing, real Estate, vehicles for executives, leasing for suppliers, and cattle raising.

                  MANUFACTURING: The manufacturing segment of the Bank provides a wide range of products to individuals and companies such us: metal parts in gray and ductile iron, both wrought and finished, such as brake systems for passenger automobiles and trucks, accessories for aqueducts and

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         agriculture machinery. Another line of production include compound fertilizers, ammonia, ammonium nitrate and nitric acid.

                  ALL OTHER SEGMENTS: Provide the following products and services:

         - Warehouse and logistics services through Almacenar S.A. a subsidiary of BC.

         - Colcorp S.A. is a subsidiary of BC that specializes in providing investment banking services to a variety of the Bank's customers, and

         - Comicol S.A. Comisionista de Bolsa, a subsidiary of BC, offers brokerage services to the Bank's customers as well as its own customers.

         RECENT U.S. GAAP PRONOUNCEMENTS

                  In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as Variable Interest Entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

                  Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. BC does not anticipate that the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations.

                  In December 2003, the FASB revised Statement 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits--an amendment of FASB Statements No. 87, 88, and 106". This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         information should be provided separately for pension plans and for other postretirement benefit plans. BC evaluated the recent guidelines of Statement 132 and applied them in its annual report.

                  The requirement to disclose the estimated future benefit payments for each of the next five years and in the aggregate for the five years thereafter, is effective for the year ending December 31, 2004.

                  In December 2003, the AICPA issued Statement of Position 03-3 ("SOP 03-3"), Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser's initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004.