Form 20-F
period 2004-12-31
BANCOLOMBIA SA
filed 2005-06-17
CIK 1071371

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 2005

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                         -------------------------------
                                    FORM 20-F
                         -------------------------------

(Mark One)

      [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
          SECURITIES EXCHANGE ACT OF 1934

                                       OR
      [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2004

                                       OR
      [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

              For the transition period from .........to..........
                        Commission file number: 1-32535
                                BANCOLOMBIA S.A.
             (Exact name of Registrant as specified in its charter)
                                      N/A
                (Translation of Registrant's name into English)
                              REPUBLIC OF COLOMBIA
                (Jurisdiction of incorporation or organization)
                               CALLE 50 NO. 51-66
                               MEDELLIN, COLOMBIA
                    (Address of principal executive offices)

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

-------------
* Bancolombia's Preferred Shares are not listed for trading, but only in connection with the registration of American Depositary Shares, which are evidenced by American Depositary Receipts each representing 4 preferred shares.

 Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                 Not applicable
                                (Title of Class)
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act.
                                 Not applicable
                                (Title of Class)
  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares...........  398,259,608
Preferred Shares........  178,435,787

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes[X] No[ ]

    Indicate by check mark which financial statement item the registrant has elected to follow.
                              Item 17[ ] Item 18[X]

================================================================================

                                TABLE OF CONTENTS

PRESENTATION OF FINANCIAL INFORMATION..............................................................    i

FORWARD-LOOKING STATEMENTS.........................................................................   ii

PART I.............................................................................................    1

  ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................................    1

  ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE..............................................    1

  ITEM 3.     KEY INFORMATION......................................................................    1
    A.        SELECTED FINANCIAL DATA..............................................................    1
    B.        CAPITALIZATION AND INDEBTEDNESS......................................................    5
    C.        REASONS FOR THE OFFER AND USE OF PROCEEDS............................................    5
    D.        RISK FACTORS.........................................................................    6

  ITEM 4.     INFORMATION ON THE COMPANY...........................................................   15
    A.        HISTORY AND DEVELOPMENT OF THE COMPANY...............................................   15
    B.        BUSINESS OVERVIEW....................................................................   19
    C.        ORGANIZATIONAL STRUCTURE.............................................................   67
    D.        PROPERTY, PLANT AND EQUIPMENT........................................................   68
    E.        SELECTED STATISTICAL INFORMATION.....................................................   68

  ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................................  102
    A.        OPERATING RESULTS....................................................................  102
    B.        LIQUIDITY AND CAPITAL RESOURCES......................................................  117
    C.        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC..................................  121
    D.        TREND INFORMATION....................................................................  121
    E.        OFF-BALANCE SHEET ARRANGEMENTS.......................................................  123
    F.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS........................................  124
    G.        CRITICAL ACCOUNTING POLICIES AND ESTIMATES...........................................  124
    H.        RECENT U.S. GAAP PRONOUNCEMENTS......................................................  125
    I.        RELATED PARTY TRANSACTIONS...........................................................  126

  ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................................  126
    A.        DIRECTORS AND SENIOR MANAGEMENT......................................................  126
    B.        COMPENSATION.........................................................................  130
    C.        BOARD PRACTICES......................................................................  130
    D.        EMPLOYEES............................................................................  132
    E.        SHARE OWNERSHIP......................................................................  133

  ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................................  133
    A.        MAJOR SHAREHOLDERS...................................................................  133
    B.        RELATED PARTY TRANSACTIONS...........................................................  134
    C.        INTEREST OF EXPERTS AND COUNSEL......................................................  135

  ITEM 8.     FINANCIAL INFORMATION................................................................  136
    A.        CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION....................  136
    B.        SIGNIFICANT CHANGES..................................................................  138

  ITEM 9.     THE OFFER AND LISTING................................................................  139
    A.        OFFER AND LISTING DETAILS............................................................  139
    B.        PLAN OF DISTRIBUTION.................................................................  140
    C.        MARKETS..............................................................................  140
    D.        SELLING SHAREHOLDERS.................................................................  141
    E.        DILUTION.............................................................................  141
    F.        EXPENSES OF THE ISSUE................................................................  141

  ITEM 10.    ADDITIONAL INFORMATION...............................................................  141
    A.        SHARE CAPITAL.......................................................................   141
    B.        MEMORANDUM AND ARTICLES OF ASSOCIATION..............................................   141
    C.        MATERIAL CONTRACTS..................................................................   148
    D.        EXCHANGE CONTROLS...................................................................   149
    E.        TAXATION............................................................................   149
    F.        DIVIDENDS AND PAYING AGENTS.........................................................   150
    G.        STATEMENT BY EXPERTS................................................................   151
    H.        DOCUMENTS ON DISPLAY................................................................   151
    I.        SUBSIDIARY INFORMATION..............................................................   151

  ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........................  151

  ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............................  174

PART II............................................................................................  174

  ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................................  174

  ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE PROCEEDS............  174

  ITEM 15.    CONTROLS AND PROCEDURES..............................................................  174

  ITEM 16.    RESERVED.............................................................................  175

  ITEM.16.A   AUDIT COMMITTEE FINANCIAL EXPERT.....................................................  175

  ITEM.16.B   CORPORATE GOVERNANCE AND CODE OF ETHICS..............................................  175

  ITEM.16.C   PRINCIPAL ACCOUNTANT FEES AND SERVICES...............................................  176

  ITEM.16.D   PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS................  176

PART III...........................................................................................  177

  ITEM 17.    FINANCIAL STATEMENTS.................................................................  177

  ITEM 18.    FINANCIAL STATEMENTS.................................................................  177

  ITEM 19.    EXHIBITS.............................................................................  177

                      PRESENTATION OF FINANCIAL INFORMATION

            BANCOLOMBIA S.A., which may also act under the name of BANCO DE COLOMBIA S.A. ("Bancolombia," "BC," the "Bank," "us" or "we"), is a banking institution organized under the laws of the Republic of Colombia ("Colombia"). We maintain accounting records in Colombian pesos ("peso," "pesos" or "Ps"). The audited consolidated financial statements of BC and subsidiaries in which it holds, directly or indirectly, 50% or more of the outstanding voting shares (the "Subsidiaries") for the years ended December 31, 2002, 2003 and 2004 contained in this annual report on Form 20-F (the "Annual Report") (collectively, including the notes thereto, the "Financial Statements") are expressed in pesos. In this Annual Report, references to "U.S. dollar," "U.S. dollars," and "US$" are to United States dollars.

            This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of Ps 2,389.75 per US$ 1.00, which corresponds to the Tasa Representativa del Mercado ("Representative Market Rate") calculated the last business day of December 2004. The Representative Market Rate is computed and certified by the Superintendencia Bancaria (the "Superintendency of Banking"), the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including BC). The Superintendency of Banking also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements, and converting amounts in foreign currency to Colombian pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, United States dollars at that rate or any other rate. On May 31, 2005, the Representative Market Rate was Ps 2,338.89 per US$ 1.00. As used in this Annual Report, the term "billion" means one thousand million (1,000,000,000).

            Accounting practices and the preparation of financial statements of the Bank and its Subsidiaries follow the special regulations of the Colombian Superintendency of Banking, or, in the absence of such regulations, Colombian GAAP. Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). References to Colombian GAAP in this annual report are to Colombian GAAP as supplemented by the applicable rules of the Colombian Superintendency of Banking.

            For consolidation purposes, financial statements of the Bank and its Subsidiaries must be prepared under uniform accounting policies. In order to comply with this requirement, financial statements of foreign Subsidiaries were adjusted as required by Colombian regulations with regard to investments, loans and leased assets.

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

                  - unanticipated increase in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

                  - the factors discussed under Item 3. Key Information - D. Risk Factors; Item 5. Operating and Financial Review and Prospects; and elsewhere in this Annual Report and in the documents that it incorporates by reference.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

A.     SELECTED FINANCIAL DATA

            The selected consolidated financial data as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004 set forth below has been derived from our audited Consolidated Financial Statements included in this Report. The selected consolidated financial data as of December 31, 2000, 2001 and 2002, and for each of the two years in the period ended December 31, 2001 set forth below have been derived from our audited consolidated financial statements for the respective periods, which are not included herein.

            The Consolidated Financial Statements for the years ended December 31, 2003 and 2004, were audited by Deloitte & Touche Ltda., independent accountants. For the years ended December 31, 2002, 2001 and 2000 our Consolidated Financial Statements were audited by KPMG Ltda., independent accountants.

            The selected data should be read in conjunction with the consolidated financial statements, related notes thereto, and the reports of the independent public accounting firms.

            In order to provide a better understanding of BC's financial statements, certain reclassifications were made in the consolidated balance sheets for fiscal years 2000, 2001, 2002, and 2003. As a result, certain figures provided in this Annual Report for the years ended December 31, 2000, 2001, 2002 and 2003, such as net accounts receivable, net foreclosed assets, net operating leases, net and other assets, differ from those reported in the Bank's Annual Report for the years ended December 31, 2000, 2001, 2002 and 2003. These reclassifications do not affect the Bank's stockholders' equity for any of the years for which the Consolidated Balance Sheets were reclassified.


                                                                AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                           2000           2001          2002           2003           2004          2004(1)
                                       ------------  -------------  ------------  --------------  -------------  --------------
                                        (Ps million and U.S. dollars thousands(1), except per share and per American Depositary
                                                                          Shares "ADS" amounts)
CONSOLIDATED STATEMENT OF OPERATIONS:
COLOMBIAN GAAP:
Interest income....................... Ps   842,633  Ps    881,757  Ps   738,184  Ps   1,400,255  Ps  1,680,577  US$    703,244
Interest expense......................     (458,855)      (529,074)     (466,223)       (480,513)      (585,744)       (245,107)
                                       ------------  -------------  ------------  --------------  -------------  --------------
  NET INTEREST INCOME.................      383,778        352,683       271,961         919,742      1,094,833         458,137
Provisions for loans and accrued
 interest losses(2)...................     (152,296)       (73,953)     (115,154)       (162,058)      (104,632)        (43,784)
Provision for foreclosed assets and
   other assets.......................     (112,219)       (63,537)      (71,212)        (68,892)       (38,949)        (16,298)
                                       ------------  -------------  ------------  --------------  -------------  --------------
  NET INTEREST INCOME AFTER
   PROVISIONS.........................      119,263        215,193        85,595         688,792        951,252         398,055

Other operating income................      341,971        620,188       828,977         674,647        732,994         306,724
Operating expenses....................     (618,352)      (696,963)     (755,801)       (869,350)      (936,185)       (391,750)
                                       ------------  -------------  ------------  --------------  -------------  --------------
  NET OPERATING INCOME (LOSS).........     (157,118)       138,418       158,771         494,089        748,061         313,029
Net non-operating income (loss).......       67,792         51,000        79,787          37,600         71,853          30,067
Net monetary inflation adjustment.....        4,209              -             -               -              -               -
                                       ------------  -------------  ------------  --------------  -------------  --------------
  INCOME (LOSS) BEFORE TAXES..........      (85,117)       189,418       238,558         531,689        819,914         343,096

Minority interest (loss)..............         (767)        (1,310)       14,440             330         (2,426)         (1,015)
Income taxes..........................      (28,106)       (31,575)      (42,618)        (62,635)      (238,810)        (99,931)
                                       ------------  -------------  ------------  --------------  -------------  --------------
  NET INCOME (LOSS)................... PS  (113,990) PS    156,533  PS   210,380  PS     469,384  PS    578,678  US$    242,150
                                       ============  =============  ============  ==============  =============  ==============

Weighted average of Preferred and
  Common Shares outstanding(3)........  542,137,634    576,695,395   576,695,395     576,695,395    576,695,395
Net operating income (loss) per
 share(3)(4).......................... Ps      (290) Ps        240  Ps       275  Ps         857  Ps      1,297  US$       0.54
Net operating income (loss) per ADS...       (1,159)           960         1,101           3,427          5,189            2.17
Net income (loss) per share(3)(4).....         (210)           271           365             814          1,003            0.42
Net income (loss) per ADS.............         (840)         1,084         1,460           3,256          4,012            1.68
Cash dividends declared per share(5)..           36             84           132             272            376            0.16
Cash dividends declared per ADS.......          144            336           528           1,088          1,504            0.63

U.S. GAAP:
Net income (loss)..................... Ps   (38,915) Ps    226,048  Ps   207,152  Ps     474,419  Ps    642,126  US$    268,700
Net income (loss) per share(6)........         (119)           530           461           1,070          1,445            0.60
Net income (loss) per ADS.............         (476)         2,120         1,844           4,280          5,780            2.42

---------------

(1) Amounts stated in dollars have been translated at the rate of Ps 2,389.75 to US$ 1.00 which is the Representative Market Rate calculated the last business day of December 2004, as reported and certified by the Superintendency of Banking.

(2) Includes a provision for accrued interest losses amounting to Ps 20,178 million, Ps 4,965 million, Ps 4,518 million, Ps 5,316 and Ps 4,483 million for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 respectively.

(3) Includes Common Shares and 178,435,787 Preferred Shares for 2000, 2001, 2002, 2003 and 2004.

(4) Reflects all dividends per share distributed through December 31, 2000. Calculated on the basis of average outstanding shares during the period.

(5)   This data is presented on an annualized basis.

(6) Reflects all dividends per share distributed up to December 31, 2000. Under U.S. GAAP, these shares are considered outstanding since the beginning of the earliest period presented. Net income per share under U.S. GAAP is presented on the basis of net income available to common stockholders divided by the weighted average number of Common Shares outstanding (398 million for each of 2000, 2001, 2002, 2003 and 2004). See
      Note 33 to the Financial Statements.

                                                            AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------------------------------------------------
                                             2000          2001             2002           2003           2004          2004(1)
                                        ------------ --------------- ---------------  -------------- -------------- ---------------
                                         (Ps million and U.S. dollars thousands(1), except per share and per American Depositary
                                                                          Shares "ADS" amounts)
CONSOLIDATED BALANCE SHEET
COLOMBIAN GAAP:
ASSETS:
Cash and dues from banks............... Ps   428,466 Ps      536,813 Ps      643,405  Ps     848,052 Ps     768,514 US$     321,588
Overnight funds........................      291,786         176,666         207,684         598,409        480,846         201,211
Investment securities, net.............    1,575,304       2,984,552       4,343,458       4,336,724      5,250,211       2,196,971
Loans and Financial Leases, net........    4,826,506       5,078,476       5,864,991       7,642,405      9,600,861       4,017,517
Accrued interest receivable on
  loans, net...........................       84,693          77,681          83,459         103,209        121,276          50,748
Customers' acceptances and
  derivatives..........................       40,358          39,907         (15,662)          1,539         43,894          18,368
Accounts receivable, net...............      104,349         104,436         149,955         163,310        173,875          72,759
Premises and equipment, net............      332,120         320,080         317,724         337,964        346,243         144,887
Foreclosed assets, net.................       75,867          57,012          46,002          27,676         12,206           5,108
Prepaid expenses and deferred charges..      107,848          84,483          58,403          27,831         15,950           6,674
Goodwill...............................      164,201         141,552         118,904          99,910         73,607          30,801
Operating leases, net(3)...............      195,092         244,195         373,499         537,207          8,311           3,478
Other assets...........................      118,434         186,879         147,949         198,480        315,394         131,977
Reappraisal of assets..................      262,723         241,727         259,811         253,413        267,941         112,121
                                        ------------ --------------- ---------------  -------------- -------------- ---------------
  TOTAL ASSETS......................... Ps 8,607,747 Ps   10,274,459 Ps   12,599,582  Ps  15,176,129 Ps  17,479,129 US$   7,314,208
                                        ============ =============== ===============  ============== ============== ===============

LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits............................... Ps 6,116,022 Ps    7,580,848 Ps    8,788,158  Ps  10,231,997 Ps  11,862,116 US$   4,963,748
Borrowings.............................      908,103         830,654       1,117,015       1,211,595      1,104,201         462,057
Other liabilities......................      717,739         892,506       1,410,061       2,043,158      2,422,089       1,013,532
Shareholders' equity...................      865,883         970,451       1,284,348       1,689,379      2,090,723         874,871
  TOTAL LIABILITIES AND                 ------------ --------------- ---------------  -------------- -------------- ---------------
     SHAREHOLDERS' EQUITY               Ps 8,607,747 Ps   10,274,459 Ps   12,599,582  Ps  15,176,129 Ps  17,479,129 US$   7,314,208
                                        ============ =============== ===============  ============== ============== ===============

U.S. GAAP:
Shareholders' equity................... Ps   951,191 Ps    1,147,989 Ps    1,413,445  Ps   1,832,886 Ps   2,267,286 US$     948,754
Shareholders' equity per share(2)......        1,755           1,991           2,451           3,178          3,932            1.65
Shareholders' equity per ADS(2)........        7,020           7,964           9,804          12,712         15,728            6.58

------------------

(1) Amounts stated in dollars have been translated at the rate of Ps 2,389.75 to US$ 1.00 which is the Representative Market Rate calculated the last business day of December 2004, as reported and certified by the Superintendency of Banking.

(2) Shareholders' equity per share is calculated based on the number of Common Shares and Preferred Shares. The weighted average (rounded to the nearest million) of Preferred and Common Shares outstanding amounted to 542 million for the year ended December 31, 2000; and 577 million for the years ended December 31, 2001, 2002, 2003 and 2004.

(3) In October 23, 2003, the Superintendency of Banking through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004, instead of recording financial leases as property, plant and equipment, companies must account for them in their loan portfolio. Additionally, according to this Circular the assets given in financial lease contracts, recovered by the lessor when the purchase option was not exercised, or due to failure of payments from customers are to be classified as foreclosed assets since January 1, 2004. In the annual report of year 2003 this assets were disclosed in the line "Other assets". The Bank did not make reclassifications for these effects in the balance sheets for years 2000, 2001, 2002 and 2003.

                                                                     AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------------------------------
                                                           2000           2001          2002            2003            2004
                                                       -----------   -------------  -------------  --------------  -------------
                                                                        (percentages, except for operating data)
SELECTED RATIOS: (1)
COLOMBIAN GAAP:
PROFITABILITY RATIOS:
Net interest margin(2)...............................       6.45            4.70           2.95            8.02           7.87
Return on average total assets(3)....................      (1.44)           1.65           1.88            3.40           3.62
Return on average shareholders' equity(4)............     (11.75)          14.58          20.42           31.14          32.14

EFFICIENCY RATIO:
Operating expenses as a percentage of net
  operating income(5)................................      85.20           71.64          68.65           54.53          51.22

CAPITAL RATIOS:
Period-end shareholders' equity as a percentage
  of period-end total assets.........................      10.06            9.45          10.19           11.13          11.96
Period-end regulatory capital as a percentage of
  period-end risk- weighted assets(6)................      11.09           10.61          11.61           13.08          13.44

CREDIT QUALITY DATA:
Non-performing loans as a percentage of total
  loans(7) (11)......................................       3.52            4.54           1.77            0.95           0.88
"C", "D" and "E" loans as a percentage of total
  loans(10) (11).....................................      10.45            9.70           9.71            4.93           3.86
Allowance for loan and accrued interest losses as a
  percentage of non-performing loans (11)............     175.98          122.91         316.80          515.13         496.30
Allowance for loan and accrued interest losses as a
  percentage of "C", "D" and "E" loans(10) (11)......      59.23           57.57          57.71           99.07         113.47
Allowance for loan and accrued interest losses as
  a percentage of total loans (11)...................       6.19            5.58           5.61            4.89           4.37

OPERATING DATA:
Number of branches(8) ...............................        321             323            340             354            377
Number of employees(9)...............................      7,688           7,518          7,581           8,001          8,609

-----------------

(1)   Ratios were calculated on the basis of monthly averages.

(2)   Defined as net interest income divided by average interest-earning assets.

(3)   Net income divided by average total assets.

(4)   Net income divided by average shareholders' equity.

(5) Net operating income includes net interest income and other operating income.

(6)   For an explanation of risk-weighted assets and Technical Capital, see Item
      4. Information on the Company - B. Business Overview - B.7. Supervision and Regulation - Capital Adequacy Requirements.

(7) Non performing loans are small business loans and consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more and mortgage loans that are past due 120 days or more. (Each category includes financial leases)

(8)   Number of branches does not include branches of the Bank's Subsidiaries.

(9) The number of employees includes employees of the Bank's consolidated Subsidiaries.

(10) See Item 4. Information on the Company - E. Selected Statistical Information - E.3. Loan Portfolio - Classification of the Loan Portfolio and Credit Categories for a description of "C," "D" and "E" Loans.

(11) In October 23, 2003, the Superintendency of Banking through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004 instead of be recorded to as premises and equipment, it is accounted for as loan portfolio.

      EXCHANGE RATES

            On May 31, 2005, the Representative Market Rate was Ps 2,338.89 per US$ 1.00. The following table sets forth the high and low peso/U.S. dollar exchange rates for the last six months:

                   RECENT EXCHANGE RATES OF PESO PER US$ 1.00:

              MONTH                   LOW       HIGH
----------------------------------  --------  --------
December 2004.....................  2,316.12  2,481.93
January 2005......................  2,315.45  2,389.75
February 2005.....................  2,308.58  2,365.79
March 2005 .......................  2,324.89  2,397.25
April 2005 .......................  2,328.74  2,374.47
May 2005 .........................  2,328.69  2,349.59

Source: Superintendency of Banking.

            The following table sets forth the average peso/U.S. dollar Representative Market Rate for each of the five most recent financial years, calculated by using the average of the exchange rates on the last day of each month during the period.

            The Federal Reserve Bank of New York does not report a rate for pesos; the Superintendency of Banking calculates the Representative Market Rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including BC, for the purchase and sale of foreign currency.

                                  PESO/US$ 1.00
                           REPRESENTATIVE MARKET RATE

              PERIOD               AVERAGE
---------------------------------  --------
2000.............................  2,104.72
2001.............................  2,301.74
2002.............................  2,534.22
2003.............................  2,875.05
2004.............................  2,614.79

Source: Superintendency of Banking.

B.    CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

D.         RISK FACTORS

            The factors referred to below, as well as all other information presented in this Annual Report, should be considered by investors when reviewing any forward-looking statements contained in this Annual Report, in any document incorporated in this Annual Report by reference, in any of the Bank's future public filings or press releases, or in any future oral statements made by the Bank or any of its officers or other persons acting on its behalf. The risks and uncertainties described below are not the only ones that the Bank faces. Additional risk and uncertainties that the Bank does not know about or that the Bank currently thinks are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

D.1.        RISKS RELATING TO COLOMBIA

            Most of the Bank's operations, property and customers are located in Colombia. Accordingly, the quality of our assets, financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Colombia.

D.1.i. COLOMBIA HAS EXPERIENCED SEVERAL PERIODS OF VIOLENCE AND INSTABILITY AND SUCH INSTABILITY COULD AFFECT THE ECONOMY AND THE BANK

            The Colombian government (excluding departmental and municipal governments, the "Government") has historically exercised substantial influence over the Colombian economy, and its policies may continue to have an important effect on Colombian entities (including BC), market conditions, prices, and rates of return on Colombian securities (including BC's securities).

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

            The Bank has taken measures that are standard industry practices in Colombia to protect itself against violence. Examples of these measures include, among others, hiring specialized private security, implementation of security technology and obtaining insurance against terrorism, fire, strikes and vandalism.

D.1.ii.     POLITICAL, ECONOMIC AND FINANCIAL ENVIRONMENT

            The following information illustrates the main aspects of the political, economic and financial environment in Colombia during year 2004:

      POLITICAL ENVIRONMENT

            In 2004, the Colombian political environment was relatively stable, despite the fact that at the end of 2003, a referendum that proposed certain amendments to the Constitution of Colombia (the "Constitution") that would have enabled financial and political reforms was not approved. Notwithstanding, the Government has maintained transparent guiding principles of fiscal austerity and democratic security, which have contributed to creating favorable economic expectations. At the end of 2004, the Congress of Colombia (the "Congress") approved a reform to the Constitution that, once effective, would allow for presidential reelection, which is not permitted under current law. For this reform to become effective, the Colombian Constitutional Court must first determine that it conforms in both form and substance with the requirements of the Constitution. If the Colombian Constitutional Court affirms the constitutionality of the reform, the present administration could be reelected in the 2006 presidential elections and remain in office another four years, continuing its current policies.

            Additionally, conflict within Colombia increases the vulnerability of the Colombian political system . This conflict negatively affects the economy because it reduces the incentive to invest. The democratic security policy of the Government has produced positive results, including a decrease in violence. From December 2003 to December 2004, the number of murders not related to the internal conflict dropped 18.4% and the number of kidnappings decreased 34.5%. Terrorist actions also declined 44% for the same period. This has instilled more trust in the country and in its economy, thus improving the investment environment.

            Deterioration in the economic and political situation of neighboring countries, could affect national stability or the Colombian economy by disrupting Colombia's diplomatic or commercial relationships with these countries.

      ECONOMIC ENVIRONMENT

            Despite positive trends in the Colombian economy's basic indicators, which suggest a stable macroeconomic environment, Colombia's fiscal deficit and growing public debt could affect the economy. After the grave crisis suffered in recent years, the fundamental economic variables now show positive tendencies. According to the National Administrative Department of Statistics ("DANE"), in 2004, GDP increased 3.96% and the rate of inflation was 5.5%, meeting the inflation rate target proposed by the Banco de la Republica of Colombia (the "Central Bank"). Also, unemployment showed slight recovery: in December 2003, the unemployment rate was 12.3% whereas in December 2004, it was 12.1%, decreasing 0.2%. In addition, interest rates have remained low and stable near 7.50%, enabling positive financial sector results and investment reactivation. The real exchange rate has remained at competitive levels, despite the nominal revaluation of 13.98%, it was 122.46 at the end of 2004. Relative political calm in Colombia has helped generate investment incentives and accordingly, private investment increased 13.32% from December 31, 2003 to December 31, 2004 as reported by DANE. The greatest perceived risk to the Colombian economy is on the fiscal front, given the levels of public deficit and indebtedness.

            The Government faces its greatest challenge on the fiscal front due to the high level of public debt, International Monetary Fund ("IMF") pressures to reduce the deficit, and allowances to cover pensions inherited from the Social Security Institute ("ISS"). Currently, the 2004 fiscal deficit is 1.2% of GDP, reaching a total amount of Ps 3,010 billion. For 2005, the Government will have to continue taking actions to improve the condition of public finances in order to meet the commitments that it has undertaken with the IMF, including its commitment to reduce the non-financial public sector (the "NFPS"(1)) deficit to 2.5%.

      FINANCIAL ENVIRONMENT

      Trade and Payment Balance

            Expectation for foreign trade and international economic relations remain positive. Commercial agreements currently in force and in negotiation, including a free trade agreement with the United States, are expected to sustain and support growth allowing Colombia to meet the increased demand for exports of Colombian products. The economic and political situations of Colombia's trade partners are not considered a risk for Colombian interests; however, we cannot disregard the possibility of adverse situations for those countries.

            The following table sets forth Colombia's trade balance for the periods indicated:

           COLOMBIA'S TRADE BALANCE
---------------------------------------------
                  2004

     IN MILLION OF U.S.$ FOB (FREE ON BOARD)
---------------------------------------------
        PERIOD      EXPORTS  IMPORTS  BALANCE
------------------  -------  -------  -------
January               1,166    1,119       47
January- February     2,165    2,140       25
January- March        3,351    3,366      (15)
January- April        4,605    4,629      (24)
January- May          5,922    5,901       21
January- June         7,328    7,169      159
January- July         8,859    8,488      371
January- August      10,366    9,859      507
January- September   11,876   11,141      735
January- October     13,395   12,492      903
January- November    14,971   13,982      989
January- December*   16,483   15,626      857

Source: DANE

* The final figure for this period has not been published yet; this is a preliminary figure.

            Colombia achieved a trade balance surplus of US$ 856.7 million FOB in 2004, but the future trends of the trade balance will depend on exogenous factors related to world markets. Net international reserves represented US$
13.5 billion in December 2004. These levels are considered adequate for a stable macroeconomic environment.

-------------
(1) The non-financial public sector is composed by the Government and decentralized public entities.

      Colombia's Indebtedness

            According to the Central Bank, the GNC(2) ("Gobierno Nacional Central") debt as a percentage of GDP halted its upward trend during the 1996 - 2002 period and stabilized at 51% of GDP in 2003. We estimate that for 2004, the percentage will drop to 46.75% of GDP as a result of the current trend of the exchange rate and economic growth. The private sector has a relatively small amount of external debt that does not represent a major risk to creditors.

            The risk perception of Colombia's external debt has decreased throughout 2004. The JPMorgan Emerging Markets Bond Index Plus (EMBI+) level (for Colombian sovereign debt) dropped from an average of 438.84 basis points in February 2004 to 359.47 basis points in February 2005. EMBI+ measures the spread of emerging markets bonds over U.S. Treasury bonds. A lower index level indicates lower perceived risk.

D.1.iii.    RESTRICTIONS REGARDING FOREIGN INVESTMENT IN COLOMBIA

            Colombia's International Investment Statute (Decree 2080 of 2000, amended by Decree 1844 of 2003) regulates the manner in which non-Colombian-resident entities and individuals can invest in Colombia and participate in the Colombian securities markets. Among other requirements, the statute mandates registration of certain foreign exchange transactions with the Central Bank and specifies procedures to authorize and administer certain types of foreign investments. Decree 1844 modified Decree 2080 of 2000, simplifying the procedures for foreign investors to register their investment in Colombia with the Central Bank. International investments are regulated by the Central Bank by means of External Resolution 8 of 2000 and External Circular DCIN 83 of December 2004, setting forth in detail certain procedures regarding registration of foreign investment in Colombia.

            Investors who wish to participate in the Bank's American Depositary Receipt ("ADR") facility and hold American Depositary Shares ("ADSs") of the Bank will be required to submit to the custodian of the ADR facility certain information and comply with certain registration procedures required under the foreign investment regulations in connection with foreign exchange controls restricting the conversion of pesos into U.S. dollars. Holders of ADRs who wish to withdraw the underlying preferred shares will also have to comply with certain registration and reporting procedures. Under the foreign investment regulations, the failure of a non-resident investor to report or register with the Central Bank foreign exchange transactions relating to investments in Colombia on a timely basis may prevent the investor from obtaining remittance rights, constitute an exchange control infraction and result in a fine.

------------
(2) As used in this context, the central government is composed of the ministries, administrative departments, some agencies and other entities, including the Congress, the tax authority, the fiscal authority, the attorney general, the supervising body of the judiciary, the police and others. The expenses of these authorities are financed from national budget resources (according to allocations made from reserves available to the Ministry of Finance and Public Credit) through the general treasury.

            Despite the easing of restrictions imposed for foreign investment in Colombia, we cannot assure that the Colombian Government, Colombian Congress or the Central Bank will further eliminate restrictions to foreign investments, nor that they will not implement more restrictive rules in the future. Currently, Colombia has a free float exchange rate system. However, we cannot assure that other restrictive rules for the exchange rate system will not be implemented in the future. In the event that a more restrictive exchange rate system is implemented, financial institutions, including the Bank, may be unable to transfer U.S. dollars abroad to pay their financial obligations. See Item 4. Information on the Company - B. Business Overview - B.7. Supervision and Regulation and Item 10. Additional Information - E. Taxation.

            Article 36 of Decree 2080 of 2000 was also modified by Decree 4210 of 2004 which established that foreign portfolio investments must remain in Colombia for at least a one year period following the date the investment was processed through the exchange market.

            Article 21 of Decree 4210 provides that when a Colombian company issues shares of stock to be held through a trust or similar agreement by a second Colombian company that is regulated by the Superintendency of Banking or the Superintendency of Securities, and with respect to which a foreign financial institution will issue receipts representing these securities to be acquired by foreign investors, these securities will be considered an institutional fund, and therefore, portfolio investments. Because of its characteristics, the ADR program is considered a foreign portfolio investment fund. Nevertheless, this regulation establishes that "provisions contained in Chapter III Title III of the mentioned decree shall apply to these funds when, because of their nature, they would be applicable. The Superintendency of Securities shall give the relevant instructions."

            So far the Superintendency of Securities has not given the instructions as to whether the ADR program shall be subject to Decree 4210. Nonetheless, FIDUCOLOMBIA S.A., the entity that acts as local custodian, has expressly stated to the Central Bank and the Superintendency of Securities that such provision shall not be applicable to the ADR program given its differences from other foreign portfolio capital investment funds and the fact that it does not represent movements of money but the registry of shares.

            Nevertheless, BC cannot be sure that in the future the Superintendency of Securities and/or the Central Bank will not demand additional investments to remain in Colombia for at least a one year period.

D.1.iv. COLOMBIAN CORPORATE DISCLOSURE AND ACCOUNTING STANDARDS MAY DIFFER FROM THOSE IN THE UNITED STATES

            Colombian banking regulations are designed to ensure the safety and soundness of the banking system and to limit its exposure to risk. While many of the policies underlying these regulations are similar to those underlying regulations applicable to banks in other countries, including those in the United States, Colombian regulations can differ in a number of material respects from those other regulations. For example, under Colombian GAAP, allowances for non-performing loans are computed by establishing each non-performing loan's individual inherent risk, using criteria established by the Superintendency of Banking that differs from that used under U.S. GAAP (See Item 4. Information on the Company - E. Selected Statistical Information - E.4. Summary of Loan Loss Experience - Allowance for Loan Losses). In addition, capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations.

            Changes in banking laws and regulations, or in their official interpretation, may have a material effect on our business and operations. Since banking laws and regulations change frequently, their interpretation, and the manner in which these laws and regulations are applied to financial institutions, is continuously evolving. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on BC's business. Also, we cannot assure that there will be no changes in banking laws or regulations in other countries where the Bank has subsidiaries, such as Panama and the Cayman Islands.

            Pursuant to Law 550 of 1999, the Government began a review of the present regulations relating to accounting, audit, and information disclosure, with the intention of conforming them to international standards and proposing pertinent modifications to Congress.

            For more information see Item 4. Information on the Company - B. Business Overview - B.7. Supervision and Regulation.

D.1.v. INSTABILITY OF COLOMBIAN TAX LEGISLATION COULD ADVERSELY AFFECT THE BANK'S CONSOLIDATED RESULTS

            One of the characteristics of legislation in Colombia is its instability. This instability can be especially relevant with respect to tax legislation. Legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income.

            Since January 1, 2000, BANCOLOMBIA has enjoyed the benefits of a tax stability regime that will be in effect until the year 2010. During the effective term of the program, no new national taxes or increases in income tax rates will apply to the Bank. For more information, see Item 5. Operating and Financial Review and Prospects - A. Operating Results - A.1. General Discussion of the Changes in Results.

            Other taxes to which the Bank is subject, such as sales tax, stamp tax, and the municipal Industry and Trade Tax, have remained relatively stable. If future tax reforms increase the respective rates for these taxes, they should not have a significant impact on the Bank's consolidated financial statements.

D.2.        RISKS RELATING TO OUR INDUSTRY AND OUR OPERATIONS

D.2.i.      THE QUALITY OF THE BANK'S LOAN PORTFOLIO AND OF OTHER ASSETS MAY
            DECLINE

            If the Bank's loan portfolio continues to grow in all targeted segments, such as retail, Small-and Medium-Sized Enterprises ("SMEs") and large corporations, the Bank may experience higher levels of past due and non-performing loans than in the past and may be required to increase its allowances for non-performing loans.

            In particular, if the Bank successfully increases the participation of consumer and small business credits in its loan portfolio, it may experience detrimental changes in its credit risk levels. Furthermore, there can be no assurance that BC will maintain its current level of asset quality and credit risk in the future.

D.2.ii. BC'S CONCENTRATION IN AND RELIANCE ON SHORT-TERM DEPOSITS MAY INCREASE ITS FUNDING COSTS

            The Bank's principal sources of funds are short-term deposits, checking accounts and savings accounts; they represent a share of 60.7%, 59.6% and 59.6% of total funds at the end of 2002, 2003, and 2004, respectively. Since it relies primarily on short-term deposits for its funding, there can be no assurance that, in the event of a sudden or unexpected shortage of funds in the Colombian banking system and money markets, BC will be able to maintain its current level of funding without incurring higher costs or liquidating certain assets.

D.2.iii. BC'S HEAVY RELIANCE ON PUBLIC DEBT TRADING SECURITIES IN ITS INVESTMENT PORTFOLIO LEAVES IT VULNERABLE TO FLUCTUATIONS IN PUBLIC DEBT VALUATIONS

            During the past three years, public debt trading securities have represented approximately 70% of BC's total investment portfolio, resulting in the Bank's significant exposure to a default by Colombia on its debt and to lower valuations of Colombia's debt in the secondary market. At December 2004, the Bank's holdings of bonds issued by the Colombian Treasury was valued at Ps 3,705,907 million.

D.2.iv. INCREASED COMPETITION AND CONSOLIDATION IN THE FINANCIAL INDUSTRY COULD ADVERSELY AFFECT OUR MARKET SHARE

            The Colombian financial system is highly competitive. Since the 1990s, when the Colombian financial market was deregulated and international capital flows resumed, there has been an ongoing process of financial system consolidation. The consolidation will lead to the creation of large institutions that benefit from economies of scale, presenting the risk that the Bank could lose a portion of its share in the industry.

D.3.        RISKS RELATING TO OUR ADRS

D.3.i. PESO DEVALUATION MAY DEPRESS THE VALUE OF DIVIDENDS PAYABLE TO HOLDERS OF ADRS

            In September 1999, the Central Bank significantly liberalized the Colombian exchange market. Since then, the Central Bank has allowed the peso to float freely, intervening only when there are steep variations in the peso's value relative to the U.S. dollar. This mechanism is only used to control the international reserves of Colombia or when the average of the Representative Market Rate for the preceding twenty days exceeds 4% of that day's Representative Market Rate. Upon such an event, the Central Bank sells call options, whereby the purchaser is entitled to buy from the Central Bank, on a future date, a specified amount of dollars at a pre-established exchange rate, thus reducing the volatility of the exchange rate.

            The devaluation of the peso against the dollar was 25% in 2002. During 2003, the peso appreciated against the U.S. dollar by 3.02% and, in 2004, the peso again appreciated against the U.S. dollar by 14%. Absent modifying circumstances, a future peso devaluation would have a negative impact on the U.S. dollar value of dividends paid to holders of ADRs. Conversely, a peso revaluation would have a positive effect. In the future, a decrease in oil exports, a slight increase in U.S. Federal Reserve interest rates and an adjustment in the U.S. trade balance could produce a slight devaluation. Although the foreign exchange market is allowed to float freely, there is no assurance that the Central Bank or the Government will not intervene in the exchange market in the future.

D.3.ii. REQUIRED GOVERNMENT APPROVALS RELATING TO OWNERSHIP OF OUR PREFERRED SHARES AND ADRS MAY AFFECT THE MARKET LIQUIDITY OF THE PREFERRED SHARES AND ADRS

            Pursuant to Colombian banking regulations, any transaction resulting in an individual or corporation holding 10% or more of capital stock of any Colombian financial institution, including in the case of BC, transactions in ADRs representing 10% or more of the Bank's outstanding stock, requires prior authorization from the Superintendency of Banking. Transactions entered into without the Superintendency of Banking's prior approval are void, and cannot be recorded in the stock registry of the relevant financial institution.

            In addition to the above restriction, pursuant to Colombian securities regulations, any transaction involving the sale of publicly traded stock of any Colombian company, including, in the case of BC, any sale of Preferred Shares (but excluding any sale of ADRs) or Common Shares, for 66,000 or more Unidades de Valor Real ("UVR")(3), must be effected through the Bolsa de Valores de Colombia (the "Colombian Stock Exchange").

D.3.iii.    OUR PREFERRED SHARES HAVE LIMITED VOTING RIGHTS

            Under BC's by-laws and Colombian corporate law, holders of Preferred Shares (and consequently, holders of ADRs) have no voting rights in respect of Preferred Shares, other than the right to one vote per Preferred Share, in the following events:

                  - In the event that changes in BC's by-laws may impair the conditions or rights assigned to such shares and when the conversion of such shares into Common Shares is to be approved.

                  - When voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose.

                  - When the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding accrued dividends have been fully paid to them.

                  - When the General Shareholders' Meeting orders the payment of dividends with issued shares of BC.

----------
(3) The UVR is an inflation-adjusted monetary index generally used for pricing home-mortgage loans

                  - If at the end of a fiscal period, the Bank does not produce sufficient profits to pay the minimum dividend and the Superintendency of Banking, by its own decision or upon petition of holders of at least ten percent (10%) of Preferred Shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank's directors or officers decreasing the profits to be distributed, the Superintendency of Banking may resolve that holders of Preferred Shares should participate with speaking and voting rights at the General Shareholders' Meeting, in the terms established by law.

                  - When the register of shares at the Colombian Stock Exchange or at the National Register of Securities is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved.

            Holders of ADRs and Preferred Shares are not entitled to vote for the election of directors or to influence BC's management policies.

            The Bank's corporate affairs are governed by its by-laws and Colombian law. Under Colombian law, BC's preferred shareholders may have fewer rights than shareholders of a corporation incorporated in a U.S. jurisdiction.

D.3.iv.     PREEMPTIVE RIGHTS MAY NOT BE AVAILABLE TO HOLDERS OF ADRS

            The Bank's by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADRs) the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. United States holders of ADRs may not be able to exercise their preemptive rights through The Bank of New York, which acts as depositary (the "Depositary") for the Bank's ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and stocks or an exemption from the registration requirement thereunder is available. Although the Bank is not obligated to, it intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to the Bank from enabling the holders of the ADRs to exercise those rights and any other factors deemed appropriate at the time, and will then make a decision as to whether to file a registration statement. Accordingly, no assurance can be given that any such registration statement will be filed.

            To the extent holders of ADRs are unable to exercise these rights because a registration statement has not been filed and no exemption from the registration requirement under the Securities Act is available, the Depositary may attempt to sell the holders' preemptive rights and distribute the net proceeds from that sale, if any, to such holders. The Depositary, after consulting with the Bank, will have discretion as to the procedure for making preemptive rights available to the holders of ADRs, disposing of such rights and making any proceeds available to such holders. If by the terms of any rights offering or for any other reason the Depositary is unable or chooses not to make those rights available to any holder of ADRs, and if it is unable or for any reason chooses not to sell those rights, the Depositary may allow the rights to lapse. Whenever the rights are sold or lapse, the equity interests of the holders of ADRs will be proportionately diluted.

D.3.v. MARKET FOR ADRS AND PREFERRED SHARES; RELATIVE ILLIQUIDITY OF THE COLOMBIAN SECURITIES MARKETS

            The Bank's ADRs are listed on the New York Stock Exchange ("NYSE") and commenced trading in 1995 under the symbol "CIB." Average daily trading volume of ADRs was 32,523 in 2002, 38,847 in 2003 and 136,377 in 2004. Before
1995, the Bolsa de Bogota (the "Bogota Stock Exchange"), the Bolsa de Medellin (the "Medellin Stock Exchange") and the Bolsa de Occidente (the "Occidente Stock Exchange") were the only trading markets for our Common Shares and Preferred Shares. These three stock exchanges merged on July 3, 2001 into a single exchange, the Bolsa de Valores de Colombia (the "Colombian Stock Exchange"), headquartered in Bogota and with regional offices in Medellin and Cali. The Colombian Stock Exchange is relatively small and illiquid compared to stock exchanges in major financial centers. In addition, very few issuers represent a disproportionately large percentage of market capitalization and trading volume.

            There can be no assurance that a liquid trading market for the common or preferred stock will continue or expand. A limited trading market may impair the ability of an ADR holder to sell Preferred Shares obtained upon withdrawal of such shares from the ADR Facility on the Colombian Stock Exchange in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADRs.

ITEM 4.     INFORMATION ON THE COMPANY

A.         HISTORY AND DEVELOPMENT OF THE COMPANY

            Bancolombia (formerly, Banco Industrial Colombiano S.A. or "BIC") was incorporated in the First Notary's Office of Medellin, Colombia, on January 24, 1945. In January 1998, pursuant to a merger agreement approved on December 3, 1997 by the shareholders of BIC and Banco de Colombia S.A., BIC purchased 51% of the outstanding Common Shares of Banco de Colombia S.A. from certain individual shareholders. Effective April 3, 1998, BIC merged with Banco de Colombia (the "Merger"). In connection with the Merger, BIC changed its name to Bancolombia S.A. and began conducting its commercial activities, products and services under the commercial name of "Bancolombia."

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

            Since 1995, the Bank is a NYSE listed company, and its ADSs are traded under the symbol "CIB." See Item 9. The Offer and Listing.

      RECENT DEVELOPMENTS

            In October 2004, the Bank took preliminary steps to assess the feasibility of a business combination among Bancolombia, Conavi Banco Comercial y de Ahorro S.A. ("Conavi") and Corporacion Financiera Nacional y Suramericana S.A. ("Corfinsura").

            Conavi and Corfinsura are leading financial institutions in the Colombian market. Conavi is a bank that specializes in residential real estate finance and has an asset value of Ps 4,651 billion as of December 31, 2004. Corfinsura is the largest financial corporation institution in Colombia, with an asset value of Ps 4,145 billion as of December 31, 2004.(4)

            On February 28, 2005, Bancolombia entered into a merger agreement (the "Merger Agreement") with Conavi and Corfinsura, whereby the parties agreed to merge Conavi and Corfinsura with and into Bancolombia, with the Bank as surviving entity (the "Merger"). The Merger will take place after Corfinsura has spun-off part of its investment portfolio, which will be transferred to a new entity formed by the shareholders of Corfinsura.

            On March 28, 2005, the General Shareholders' Meetings of Bancolombia, Conavi and Corfinsura approved the Merger Agreement.

            The shares of Conavi will be exchanged at a ratio of one (1) share of Bancolombia Common Shares or one (1) share of Bancolombia Preferred Shares, at the shareholder's option, for 115.39184295 shares of Conavi, and the shares of Corfinsura will be exchanged at a ratio of one (1) share of Bancolombia Common Shares or one (1) share of Bancolombia Preferred Shares, at the shareholder's option, for 1.48709574 shares of Corfinsura (the "Exchange Ratio"), in accordance with the independent technical valuation study presented by BNP Paribas S.A., which includes, among other things: (i) the relative valuation of the respective contributions of Bancolombia, Conavi and Corfinsura to the Merger and (ii) the exchange ratios applicable to the contemplated Merger.

            Credit Suisse First Boston LLC assisted Bancolombia's Board of Directors in evaluating the exchange ratios provided in the Merger Agreement and the BNP report.

            According to BNP Paribas' study, the relative valuation of the contributions of the entities to the combined entity is 75.5% for Bancolombia, 12.7% for Corfinsura after the spin-off and 11.8% for Conavi. Taking into account the stock that Bancolombia and Corfinsura hold in Conavi before completing the Merger, which represents 28.5188% and 6.4639% of Conavi, respectively, as well as the stock that BC currently holds of Corfinsura, which represents 4.6131% of Corfinsura, once the Merger is completed, it is estimated that the shareholders of the Bank will hold 79.25% of the merged entity, while shareholders of Conavi and Corfinsura will hold the remaining 20.75% of the merged entity.

            The Merger is subject to certain closing conditions, which include, among others, (i) approval by the Colombian Superintendency of Securities of the alternative that will be presented to Corfinsura's current ordinary bondholders as a result of the spin-off; (ii) completion of the spin-off; (iii) approval by the Colombian Superintendency of Banking of the spin-off and the Merger; and
(iv) receipt of all other required regulatory approvals, in Colombia or elsewhere.

--------------
(4) These figures are audited and presented on an unconsolidated basis.

            Once these authorizations are obtained, the Merger will be completed on the date that the merger agreement is included in a public deed signed by the parties and the notary public. On the same day, Conavi and Corfinsura will be dissolved without being liquidated and, by virtue of law, the Bank will acquire all assets, rights and liabilities of Conavi and Corfinsura. In any case, the Merger will be effective with respect to third parties upon the filing of the public deed in the public commercial record.

            The exchange of shares described above is expected to occur during the third quarter of 2005. Management estimates that the total number of new Common Shares and Preferred Shares of Bancolombia to be issued to consummate the Merger will increase the issued and outstanding capital from 576,695,395 shares to approximately 727,829,109 shares.

            No assurances can be given, that any of the expected benefits and advantages of the Merger will be realized to the extent currently contemplated by management, if at all. Moreover, the Merger could require the Bank to invest more capital than it is expecting or more time and effort by management than it is expecting in order to realize the benefits BC is projecting for the Merger. If the Company fails to manage the integration of the businesses of the Bank, Conavi and Corfinsura effectively, the Company's operations and financial results after the Merger may be affected, both materially and adversely.

            On March 28, 2005, the General Shareholders' Meeting of BC approved an amendment to the by-laws regarding, among other matters, changes related to the merger. According to Colombian law, these changes are in force among shareholders from the date of the meeting, but will not become effective with respect to third parties until the corresponding public deed is signed by a representative of BC before a Notary Public and filed in the public register. BC intends to register this amendment following the completion of the Merger.

            On March 18, 2005, the Bank announced its intention to sell its ownership in Almacenar, and for this reason, entrusted Colcorp to structure a possible transaction. The Bank owns a direct participation of 94.33% in the warehouse services company.

      CAPITAL EXPENDITURES AND DIVESTITURES

            During 2002, the Bank invested US$ 3.84 million (Ps 9,616 million) in upgrading its administrative personnel's computer technology and US$ 5.02 million (Ps 12,573 million) in opening new branches and in enhancing existing network branches.

            In 2003 and 2004, the Bank made the capital investments listed below:

                  - In 2003 and 2004, the Bank invested a total of US$ 5.67 million (Ps 15,829 million) in upgrading the central computing system, of which US$ 3.62 million was invested in 2003 and US$ 2.05 million was invested in 2004.

                  - In 2003 and 2004, the Bank invested a total of US$ 3.71 million (Ps 9,886 million) in acquiring new ATMs and in upgrading existing ones.

                  - After having renovated the administrative personnel's computers in 2002 and 2003, during the second semester of 2004, the Bank began the technological renovation process for the branch network computers. This will facilitate access for the branch network to new technology such as Customer Relation Management ("CRM") and virtual education, expected to increase the Bank's commercial efficiency. During 2004, payments were made in the amount of US$ 3.45 million (Ps 9,062 million). US$ 2.06 million of this capital expenditure was financed through leasing. The total project cost will be approximately US$ 11.2 million.

                  -     During 2003 and 2004, the Bank invested a total of US$
                        4.69 million (Ps 12,989 million) in maintenance and enhancements for the current branch network.

                  - In 2004, the Bank invested US$ 4.0 million (Ps 10,511 million) in equipping its own buildings and rented buildings. The Bank's recent growth has obliged it to use a greater amount of physical space. In 2003, this expenditure represented US$ 0.59 million (Ps 1,701 million).

                  - In 2003 and 2004, a total of US$ 2.95 million (Ps 8,504 million) was invested in physical security for the branch network.

            The above-mentioned investments were made using Bank resources except for the investments financed through leasing, as detailed above.

            During 2004, total capital expenditures, including the above-mentioned investments, amounted to US$ 17.84 million (Ps 46,863 million) distributed as follows:

                  -     Ps 26,882 million in hardware (US$ 11.2 million)

                  - Ps 14,692 million in furniture and equipment (US$ 6.1 million)

                  -     Ps 5,289 million in software (US$ 2.2 million)

            The following table summarizes the Bank's capital contributions and divestitures for the years 2002 , 2003 and 2004:

             CAPITAL CONTRIBUTIONS                  2002        2003      2004      TOTAL
                                                 ----------  ----------  -------  ----------
Todo 1 Services US$                               2,500,200   1,531,373        -   4,031,573
Fundicom S.A. (Ps million)                                -           -      850         850
3001 S.A. (Ps million)                                    -           -      255         255
Promotora de Hoteles Medellin S.A. (Ps million)           -           -       42          42
Leasing Colombia S.A. (Ps million)                        -           -   27,117      27,117
Future Net (Ps million)                                   -           -    2,136       2,136

                  DIVESTITURES                      2002        2003      2004      TOTAL
                                                 ----------  ----------  -------  ----------
CTI Cargo S.A. (Ps million) (1)                           -         545        -         545
Industrias Forum S.A. (Ps million) (1)                    -       4,480        -       4,480
Transmetano ESP S.A. (Ps million) (2)                     -       2,673        -       2,673
Interconexion Electrica S.A. (Ps million) (2)             -           -      500         500

---------------------

(1)   Investments Charged-off

(2)   Investments Sold

            During 2004, and as of the date of this Annual Report, there have been no public takeover offers by third parties in respect to the Bank's shares or by the Bank in respect to another company's shares, with the exception of the Merger with Conavi and Corfinsura, as mentioned above.

B.         BUSINESS OVERVIEW

B.1.        GENERAL

            The Bank provides general banking products and services to large industrial companies, SMEs, and individuals. We have two main segments: retail and corporate. Our products and services include depositary services, personal and corporate loans, credit and debit cards, electronic banking, cash management, warehousing services, fiduciary and custodial services and dollar-denominated products, among others. In addition, BC's customers have access to a large network of branches and ATMs in Colombia. BC believes that it has the largest service network of any private financial institution in Colombia, with 377 branch offices operating in 127 cities as of December 31, 2004. For the year ended December 31, 2004, BC had a positive return on average assets of 3.62% and a positive return on average shareholders' equity of 32.14%. See Item 5. Operating and Financial Review and Prospects for a detailed discussion on the results of the Bank's operations.

            The following table sets forth the Bank's (unconsolidated) market share of the Colombian banking market according to information compiled by the Superintendency of Banking for the years 2002, 2003 and 2004:

 BANCOLOMBIA'S (UNCONSOLIDATED)         JANUARY - DECEMBER   JANUARY - DECEMBER  JANUARY - DECEMBER
        MARKET SHARE                          2002                 2003                2004
Total net loans                               12.4%                13.0%               13.8%
Total checking accounts                       16.7%                17.4%               17.9%
Total savings accounts                        10.4%                10.6%               10.5%
Total time deposits                           11.3%                11.6%               11.8%

Source: Superintendency of Banking. Average for the twelve-month period of each year.

B.2.        OPERATIONS

            The following tables set forth BC's revenues by category of activity for each of the last three fiscal years:

                          YEAR ENDED DECEMBER 31, 2002

                                                           (in millions of Ps)
                                                    Governmental
                                           Small        and                      Offshore
                      Retail   Commercial Business  Institutional   Corporate   Commercial
                     Banking    Banking    Banking     Banking    Headquarters    Banking    Trust    Leasing
                    ---------- ---------- --------- ------------- ------------  ---------- --------- ---------
Revenues from
 external customers Ps 176,296 Ps  30,930 Ps 18,975 Ps      7,764 Ps   (19,835) Ps   6,628 Ps 34,327 Ps 32,884

Revenues from
 transactions
 with other
 operating
 segments of
 the Bank               22,961     14,308     9,034        21,433      (69,367)    (31,185)    1,532      (244)

Interest
 income                338,468    150,885   118,925        71,606      255,965      93,871     6,338     3,848

Provision for
 loans losses       Ps  17,269 Ps   5,851 Ps  3,187 Ps        231 Ps    39,303  Ps  64,951 Ps    647 Ps  3,446

                                   All other
                    Manufacturing   Segments   TOTAL
                    -------------  --------- ----------
Revenues from
 external customers Ps    (14,820) Ps 48,564 Ps 321,713

Revenues from
 transactions
 with other
 operating
 segments of
 the Bank                   9,275      2,074    (20,179)

Interest
 income                     1,914     24,099  1,065,919

Provision for
 loans losses       Ps        329  Ps  6,415 Ps 141,629

                          YEAR ENDED DECEMBER 31, 2003

                                                      (in millions of Ps)
                                               Governmental
                                      Small        and                      Offshore
                 Retail   Commercial Business  Institutional   Corporate   Commercial
                Banking    Banking    Banking     Banking    Headquarters    Banking    Trust    Leasing
               ---------- ---------- --------- ------------- ------------  ---------- --------- ---------
Revenues from
 external
 customers     Ps 212,472 Ps  32,502 Ps 34,906 Ps     19,007 Ps   (30,675) Ps   7,742 Ps 38,424 Ps 47,186

Revenues from
 transactions
 with other
 operating
 segments of
 the Bank          34,422     22,731    19,795        24,530      (83,150)     (7,276)      773      (314)

Interest
 income           453,975    179,113   132,127        56,075      386,052     150,602     5,366     8,174

Provision for
 loans losses  Ps  62,068 Ps  12,781 Ps    365 Ps      1,133 Ps    59,152  Ps  50,360 Ps  2,239 Ps  3,564

                             All other
               Manufacturing  Segments   TOTAL
               ------------- --------- ----------
Revenues from
 external
 customers     Ps     31,400 Ps 97,157 Ps 490,121

Revenues from
 transactions
 with other
 operating
 segments of
 the Bank             16,555     2,138     30,204

Interest
 income                   (6)   23,951  1,395,429

Provision for
 loans losses  Ps        237 Ps  7,918 Ps 199,817

                          YEAR ENDED DECEMBER 31, 2004

                                                      (in millions of Ps)
                                               Governmental
                                      Small        and                      Offshore
                 Retail   Commercial Business  Institutional   Corporate   Commercial
                Banking    Banking    Banking     Banking    Headquarters    Banking    Trust    Leasing
               ---------- ---------- --------- ------------- ------------  ---------- --------- ---------
Revenues from
 external
 customers     Ps 226,318 Ps  33,013 Ps 34,582 Ps    20,277   Ps    5,661  Ps   7,234 Ps 49,178 Ps 88,265

Revenues from
 transactions
 with other
 operating
 segments of
 the Bank          48,585     27,669    36,438       24,402      (104,324)      4,063       817      (582)

Interest
 income           597,066    208,387   200,207       43,857       512,462     172,103     6,412    21,918

Provision for
 loans losses  Ps  51,614 Ps   3,265 Ps  4,358 Ps      (326) Ps   (24,416) Ps  36,046 Ps  1,165 Ps 20,293

                             All other
               Manufacturing  Segments    TOTAL
               ------------- --------- -----------
Revenues from
 external
 customers     Ps     42,285 Ps 98,197 Ps  605,010

Revenues from
 transactions
 with other
 operating
 segments of
 the Bank             10,720     8,578      56,366

Interest
 income                  444    25,089   1,787,945

Provision for
 loans losses  Ps      1,735 Ps  2,652 Ps   96,386

            The following table sets forth BC's geographic revenues and long-lived assets distribution as of December 31, 2002, 2003 and 2004

                                   2002                          2003                             2004
                       -----------------------------  -----------------------------   -----------------------------
                                           LONG                          LONG                             LONG
GEOGRAPHIC INFORMATION   REVENUES     LIVED - ASSETS    REVENUES     LIVED - ASSETS     REVENUES     LIVED - ASSETS
                       -------------  --------------  -------------  --------------   -------------  --------------
Republic of Colombia   Ps  1,477,668  Ps     582,318  Ps  1,954,038  Ps     754,204   Ps  2,279,535  Ps     340,304
Republic of Panama            69,314          93,915        151,068         117,863         183,400           1,692
Miami City (1)                     -               -              -               -           7,002             577
                       -------------  --------------  -------------  --------------   -------------  --------------
   Total                   1,546,982         676,233      2,105,106         872,067       2,469,937         342,573
   Eliminations               20,179          (2,333)       (30,204)         (1,958)        (56,366)         (1,119)
                       -------------  --------------  -------------  --------------   -------------  --------------
    TOTAL, NET         Ps  1,567,161  Ps     673,900  Ps  2,074,902  Ps     870,109   Ps  2,413,571  Ps     341,454
                       =============  ==============  =============  ==============   =============  ==============


-----------------
(1) Information relating to Bancolombia Miami Agency is included since 2004, because it started operations at the end of 2003.

            The following table summarizes and sets forth BC's total revenue over the last three fiscal years:

                                                   2002              2003              2004
                                             ----------------  ----------------   ----------------
REVENUES
Total revenues for reportable segments       Ps     1,292,716  Ps     1,792,508   Ps     2,317,457
Other revenues                                        254,266           312,598            152,480
                                             ----------------  ----------------   ----------------
   Total                                            1,546,982         2,105,106          2,469,937
                                             ----------------  ----------------   ----------------
Elimination of intersegment revenues                   20,179           (30,204)           (56,366)
                                             ----------------  ----------------   ----------------
    TOTAL REVENUES FOR REPORTABLE SEGMENTS   Ps     1,567,161  Ps     2,074,902   Ps     2,413,571
                                             ================  ================   ================

            The following table lists the main revenue-producing fees along with their variation from the prior fiscal year:

                                                        AS OF                        GROWTH
                                        DEC - 2002    DEC - 2003     DEC - 2004    2004/2003
                                       ------------  ------------   -------------  ---------
                                                          (Ps million)
MAIN FEES AND COMMISSIONS
Service charges                        Ps   145,561  Ps   180,888   Ps    232,706       28.6%
Credit card fees                             48,992        59,041          71,113       20.4%
Credit and debit card annual fees            44,117        57,199          73,369       28.3%
Checking fees                                40,972        45,252          46,839        3.5%
Warehouse and logistics services, net        38,873        42,705          49,072       14.9%
Fiduciary and trust activities               22,215        25,647          35,658       39.0%
Commissions on letters of credit              2,929         4,249           9,187      116.2%
Commissions expense                         (51,351)      (81,956)       (115,600)      41.1%
                                       ------------  ------------   -------------  ---------
     TOTAL                             Ps   292,308  Ps   333,025   Ps    402,344       20.8%
                                       ============  ============   =============  =========

B.3.        OUR BUSINESS

            The Bank is a universal bank engaged in retail banking, corporate banking and other financial activities directed toward its two major customer segments: retail and corporate. The Bank offers traditional banking products and services, such as checking accounts, saving accounts, time deposits, lending (including overdraft facilities), credit cards, and cash management services. It also offers non-traditional products and services, such as pension banking, bancassurances, international transfers, fiduciary and trust services, leasing, brokerage services and investment banking.

      SEASONALITY OF DEPOSITS

            Historically, the Bank has experienced some seasonality in its checking account deposits with higher average balances at the end of the year when customers need increased liquidity and lower balances in the first quarter of the year when customers move their funds from checking accounts to savings and mortgage institutions. During December 2002, the aggregate amount deposited in checking accounts was Ps 2,691 billion which decreased 7.1%, to Ps 2,500 billion by March 31, 2003. During December 2003, the aggregate amount deposited in checking accounts was Ps 3,546 billion, which declined 18.3% to Ps 2,899 billion by March 31, 2004. During December 2004, the aggregate amount deposited in checking accounts was Ps 3,799 billion, which declined 16.6% to Ps 3,170 billion by March 31, 2005. As of December 31, 2004, deposits in checking accounts represented 32.0% of the Bank's total deposits.

B.3.i.      RETAIL BANKING

            The Bank's Retail Banking segment provides a wide range of financial products and services to individuals and SMEs. This segment is important for the Bank's funding and generation of revenues. The Retail Banking Division of the Bank services more than 1.6 million customers as of December 31, 2004.

            The total amount represented by Retail Banking loans, which includes all types of credit extended to individuals and SMEs, was Ps 3,685,066 million in 2004, as compared to Ps 2,709,217 million in 2003 and Ps 1,911,829 million in 2002. As of December 31, 2002, 2003 and 2004, total retail loans represented 31%, 34% and 37%, respectively, of the Bank's total loan portfolio. As of December 31, 2004, 2.9% of total retail loans were past due. The growing share of retail loans in Bancolombia's loan portfolio is part of a long-term corporate strategy, aimed at increasing margins and diversifying risks.

            The Retail Banking segment comprises Personal Banking, High-Income Banking, Prestige Banking, SMEs and Microbusinesses.

B.3.i.a.    PERSONAL BANKING SEGMENT

            This segment serves customers who are employees, retirees, students, housewives, and free-lance professionals, with monthly incomes under Ps 5 million or annual sales under Ps 100 million. The Personal Banking Segment provides a comprehensive product portfolio, and coverage through the physical network and various e-channels.

            The table below shows the evolution in recent years of the number of Personal Banking Segment customers classified in its sub-segments.

               NUMBER OF CUSTOMERS IN THE PERSONAL BANKING SEGMENT

       SUB-SEGMENTS          2002        2003       2004*
                          ----------  ----------  ----------
Basic (1)                    772,670     900,211     968,924
Average (2)                  135,986     185,225     213,552
High (3)                      96,550     129,175     220,013
                          ----------  ----------  ----------
  TOTAL PERSONAL BANKING   1,005,206   1,214,611   1,402,489
                          ==========  ==========  ==========

-----------------------

(1) Customers with a monthly income of less than 2.5 Salario Minimo Legal Vigente, the effective legal minimum monthly salary (the " SMLV"). One SMLV is equal to Ps 358,000 per month for 2004, as established by the Government and published monthly by the Ministry of Social Protection.

(2)   Customers with a monthly income from 2.5 to 5 SMLV.

(3)   Customers with a monthly income from 5 SMLV to Ps 5 million.

* There was a greater increase in High sub-segment customers due to a change in the definition of the segment as the upper limit was increased to Ps 5 million a month.

            The Bank offers the following baskets of products and services to its customers in the Personal Banking Segment. The Basic Portfolio is offered to all customers of this segment while the Complementary Portfolio is offered according to the customer's particular needs.

      Basic Portfolio

                  -     Savings Accounts

                  -     Debit Card

                  -     BANCASEGUROS Insurance

                  -     Credit Card

                  -     Personal Loans

      Complementary Portfolio

                  -     Checking Accounts

                  - CD-Time Deposits (including Leasing and Sufinanciamiento CD-Time Deposits)

                  -     Pension Banking (offered through a subsidiary)

                  -     International Wire Transfers

                  - Investment Funds (administered by Fiducolombia and Comisionista de Colombia)

      Progress and Innovations

                  - The customer base grew by 15.5% from December 2003 to December 2004.

                  - The Bank saw an increase in the issuance of the Master Card Ideal Credit Card, which was launched at the end of 2003. This credit card is aimed at employees and retirees with incomes from 1.5 to 2.5 SMLV. At December 2004, we had more than 17,519 effective cards, representing an accumulated billing in 2004 of Ps 17.09 billion and an effective loan portfolio of Ps 9.18 billion.

                  - The Bank broadened the investment portfolio for customers in this segment by offering the Leasing CD-Time deposits in 2004 and the offer of the Sufinanciamiento CD-Time deposits through the branch network.

                  - Creation of new payroll plans based on customer and company needs and on profitability for the Bank.

                  - The Bank established agreements with banks and money remitters for transferring money to Colombia.

                  - A special deposit savings account, Cuenta Giros, was created for direct payment and administration of remittances to relatives of Colombian emigrants. This is one part of a package of products being proposed to target emigrants and their families in Colombia.

                  - The Bank experienced growth in Pension Banking for customers in this segment, with a significant increase in the number of plans sold from 4,580 in 2003 to 10,359 in 2004.

                  - A rotating line of credit product is now underway for customers with income higher than 1 SMLV (Ps 358,000) per month.

B.3.i.b.   PREFERENTIAL BANKING SEGMENT

            This segment serves customers who are employees, retirees, students, housewives, and free-lance professionals with monthly incomes of over Ps 5 million or with annual sales of over Ps 100 million.

            Preferential Banking services include personalized attention by a branch manager or branch account executive, offer of specialized products and services and preferential attention in some of the Bank's processes.

            The table below shows the evolution in recent years of the number of customers in the Preferential Banking segment.

             NUMBER OF CUSTOMERS IN THE PREFERENTIAL BANKING SEGMENT

                        2002       2003       2004*
                      ---------  ---------  ---------
Customer                133,907    147,128     51,526
Cross Sales Indicator      3.40       3.43       5.05
                      =========  =========  =========

------------

* There was a decrease in the number of customers due to a change in the definition of the segment, as the minimum monthly income for inclusion in this subsegment was increased from Ps 3.7 million to Ps 5 million.

            The Bank offers the following baskets of products and services to its customers in the Preferential Banking Segment. The Basic Portfolio is offered to all customers of this segment while the complementary portfolio is offered according to the customer's particular needs.

      Basic Portfolio

                    -     Preferential account

                          -- Checking account with available overdraft line of credit

                          --    Savings account

                          --    Debit card

                          -- Audioprestamo (loans disbursed by telephone or virtual branch)

                    -     Gold credit card, Green Amex, or Platinum credit card

      Complementary Portfolio

                    - Personal loans, Vehiprestamo (loan for vehicles) or Prestahogar (loan for home improvement or purchase)

                    -     Pension Banking (offered through a subsidiary)

                    -     Accounts in foreign currency

                    -     Investment funds

                    -     Bancassurance - ("BANCASEGUROS")

                    - Visa Cayman Credit Card, issued by our off-shore subsidiary in Cayman Islands, and linked to deposits in Panama, Cayman or Miami

      Progress and Innovations

                    - At the beginning of 2004, the Preferential Account was launched. For customers who hold a Preferential Account, the Bank automatically covers an overdraft in the customer's checking account either from its savings account or from an AudioPrestamo disbursement. At December 2004, 3,916 customers held Preferential Accounts.

                    - The Bank developed a new line of credit (Credito Preferencial), which satisfies this segment's financing needs by allowing the customer to choose a flexible payment plan that fits its needs and cash flow. At December 2004, Ps 22,430 million had been disbursed under these lines of credit.

                    - Customers exchanged their old debit cards for the new Preferential Debit Card, exclusively for Preferential Banking customers. The Preferential Debit Card offers the additional benefit of home assistance insurance and vehicle assistance insurance. As of December 31, 2004, 31,127 debit cards had been exchanged. o The Bank implemented a special processing line in the credit process to give greater priority to Preferential Banking customer requests, thus enabling reduced credit study and analysis time.

B.3.i.c.   PRESTIGE BANKING SEGMENT

            In June 2004, the Bank implemented its Prestige Banking division, for the segment defined as affluent and high net worth individual customers (customers with assets of over US$ 100,000 under management). The portfolio includes banking products as well as products of Bank Subsidiaries in Colombia (Fiducolombia y Comisionista de Colombia) and abroad (Bancolombia Panama, Bancolombia Cayman) and the Miami Agency. The segment began to operate with 7 relationship managers, 4 in Bogota and 3 in Medellin, who assist over 1,000 customers representing over US$ 348 million in assets under management.

B.3.i.d.   ENTREPRENEURIAL BANKING (MICRO-FINANCING) SEGMENT

            The customers included in the Entrepreneurial Banking segment are micro-businesses that meet the following conditions:

                  -     Annual sales between Ps 30 million and Ps 250 million

                  -     Business more than one year old

                  -     Fixed assets under 501 SMLV

                  -     Maximum 10 employees

                  -     Owner/applicant must be 21 to 69 years old

            The table below shows the evolution during 2004 of the number of customers in the Entrepreneurial Banking segment.

           NUMBER OF CUSTOMERS IN THE ENTREPRENEURIAL BANKING SEGMENT

    SUB-SEGMENT         SEP-2004    DEC-2004
---------------------  ---------  ----------
Extended Accumulation      3,032       4,214
Simple Accumulation        3,755       5,937
Subsistence              114,638     120,463
                       ---------  ----------
   TOTAL                 121,425     130,614
                       =========  ==========

            The Bank offers the following product and service portfolio to customers in the Entrepreneurial Banking Segment. The basic portfolio is offered to all customers in this segment whereas the complementary portfolio is offered based on a customer's particular needs and its credit experience with the Bank.

      Basic Portfolio

                  -     Savings account

                  -     Debit card

                  - Consumer credit (for working capital, purchase of fixed assets or substitution of liabilities)

      Complementary Portfolio

                  -     Life insurance

                  -     Checking account

                  - Credit card (purchase of credit card loan portfolio from other banks in the amount of Ps 1 million, for customers with minimum 6 months credit experience with the Bank)

                  -     Plan Semilla (Investment fund administrated by
                        Fiducolombia)

            In the Entreprenurial Banking Segment, the Bank developed a special project during 2004 that consists of personalized service by 38 credit executives in Bogota, 8 in Barranquilla, 8 in Medellin and 7 in Cali. They visit the customer's business and analyze their financial standing.

            Under this special project to serve micro-businesses, Ps 8.38 billion has been disbursed with a balance of Ps 6.41 billion during the year 2004, for an average disbursement of Ps 2.4 million and an average term of 15 months.

B.3.i.e.   SMALL-AND MEDIUM-SIZED ENTERPRISES (SMES) SEGMENT

            This segment consists of legal entities with annual sales from Ps 250 million to Ps 17.1 billion in Bogota and to Ps 11.4 billion in the rest of the country and of individuals with independent economic activities (trade, cattle raising, farming, and others) with annual sales of over Ps 250 million.

            The segment is composed of managed and non-managed customers. The Bank assigns a commercial manager to oversee service provisions to managed customers. Each commercial manager serves an average of 120 customers. The distribution is shown below.

                     NUMBER OF CUSTOMERS IN THE SMES SEGMENT

 CUSTOMERS      2003     2004
              --------  ------
Managed         24,569  29,451
Non-managed     54,977  44,491
              --------  ------
  TOTAL         79,546  73,942
              ========  ======

            The numbers for 2004 reflect a transfer of customers to the new Entrepreneurial Banking Segment. Despite this transfer, the segment has grown 5% in the number of customers throughout 2004.

            Customers in the SMEs Segment are served in accordance with the following principles:

                  - Personalized attention by a branch manager, branch senior account executive or an SMEs branch commercial advisor

                  -     Complete knowledge of the customer

                  -     Basic proposal by economic sector

                  -     Development of Internet and e-mail solutions

                  - Financial advising (with the cooperation of Vision, a consulting company specialized in SMEs from the University of La Sabana)

            The Bank offers the following baskets of products and services to its customers in the SMEs segment:

      Basic Portfolio

                  -     Checking account

                  -     Savings account

                  - MIT (Integrated Treasury Management): corporate virtual branch, collections and payments.

                  -     Pre-approved amount of indebtedness

                  -     Local currency loan portfolio

                        --    Ordinary

                        -- Credipagos Virtual (loans disbursed by the virtual branch)

                  -     Company credit card

                  -     Payment of national taxes

      Complementary Portfolio

                  -     Loan Portfolio

                        --    Foreign currency loans

                        --    Loans founded by Colombian development banks

                        --    Leasing

                        --    Treasury loans

                        -- Private and direct lines of credit, and / Discounting of Invoices

                  -     Foreign exchange and international trade

                        --    Payment means

                        -- Compensation accounts in Bancolombia's Miami Agency and Bancolombia Panama S.A.

                        --    Warehouse and logistics

                  -     Payment of customs duties

                  -     Acquiring services

                  -     Investment funds

                  - Special lines of credit (guaranteed by the National Guarantee Fund and Agricultural Guarantee Fund)

                  -     Fiducolombia special products and services

      Progress and Innovations

                  - This segment has accumulated a portfolio in the amount of Ps 1.5 billion, a 44% increase compared to December 2003.

                  - Strength in leasing business was evidenced by nearly 97% growth from December 2003 to December 2004, resulting in a portfolio totaling Ps 244 billion.

                  - The use of invoice discounting and of virtual line Credipagos grew from Ps 37 billion in 2003 to Ps 101 billion in 2004.

                  - The Bank improved Credipagos Virtual, through which differential rates and commissions may be agreed upon with each customer, based on the customer's approved credit limit.

                  - The Bank allowed accounts to be linked to Credipagos so that overdrafts in a customer's checking account can be covered by the Credipagos line of credit as of a date agreed upon with the customer.

B.3.ii.     CORPORATE BANKING

            Corporate Banking provides commercial banking products and services to all sectors of the economy. Corporate clients are segmented by their economic activity as well as by their size. This segmentation assures adequate support and adequate pricing according to the customer's risk level.

            As of December 31, 2004, the Bank had 3,545 corporate clients managed by Account Managers, distributed by economic sector as follows:

             SECTOR          2003    2004
--------------------------  ------  ------
Agriculture (1)                217     233
Commerce (2)                   666     695
Construction (3)               149     231
Government (4)                  82      96
Manufacturing (5)              915     907
Telecom and Media (6)           77      89
Individuals (7)                202     126
Natural Resources              120     156
Financial Services (8)         337     413
Non Financial Services (9)     429     499
Other (10)                       -     100
                             -----   -----
TOTAL                        3,194   3,545
                             =====   =====

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

(10) OTHER: Companies with No Uniform International Industrial Classification ("CIIU" for its initial in Spanish) available.

            Clients are grouped by size into the following four segments:

                  - MIDDLE MARKET: Customers with annual sales above Ps 11.4 billion outside Bogota, or Ps 17.2 billion in Bogota, and below Ps 50 billion in both cases.

                  -     CORPORATE: Clients with annual sales over Ps 50 billion.

                  - INSTITUTIONAL: Clients subject to the supervision of the Superintendency of Banking, the Superintendency of Securities, the Superintendency of Health or the Superintendency of Family Subsidy, as well as electricity and public utility companies and financial corporations.

                  - GOVERNMENT: Includes public sector entities, such as municipalities, the central administration, territorial and decentralized entities.

            The total amount of corporate banking loans, which includes all types of credits extended to customers of this segment, was Ps 5,413,956 million in 2004, as compared to Ps 5,272,290 million in 2003 and Ps 4,247,392 million in 2002. As of December 31, 2002, 2003 and 2004, total corporate loans represented 69%, 66% and 54%, respectively, of the Bank's total loan portfolio. As of December 31, 2004, of the total corporate banking loans, 0.5% were past due.

            The Bank offers a portfolio for corporate clients based on their economic activity. A Basic Portfolio fits all clients' needs and can be supplemented with a Complementary portfolio that can be adjusted to the customer's particular features.

      Basic Portfolio for all economic sectors

                  -     Checking and savings accounts,

                  -     Internet and PC banking,

                  -     Cash management and

                  -     Money payments and collections.

      MANUFACTURING Complementary Portfolio

                  -     Loans such as working capital, factoring and leasing,

                  -     Offshore products in Panama, Cayman and Miami and

                  -     Warehouse and logistics.

      COMMERCE Complementary Portfolio

                  - Loans: working capital, loans funded by development banks and credit and distribution cards,

                  -     Foreign exchange and international trade,

                  -     Offshore current accounts and

                  -     Means of payment in foreign currency.

      AGRICULTURE Complementary Portfolio

                  - Long term loans funded by development banks and working capital loans,

                  - Offshore checking accounts and associated payment products and

                  -     Foreign exchange and international trade.

      NON FINANCIAL SERVICES Complementary Portfolio

                  -     Leasing and loans funded by development banks,

                  -     Money collection and payment services and

                  -     Investment funds.

      NATURAL RESOURCES Complementary Portfolio

                  -     Long term loans, leasing and structured credits,

                  -     Investment funds,

                  -     Offshore checking accounts and

                  -     Foreign Exchange and International trade.

      FINANCIAL SERVICES Complementary Portfolio

                  -     Automatic money collection systems,

                  -     Automatic payment systems and

                  -     Investment funds.

      TELECOM AND MEDIA Complementary Portfolio

                  - Long term loans and infrastructure development financing through leasing,

                  -     Massive money collection systems and

                  -     Investment banking.

      CONSTRUCTION Complementary Portfolio

                  - Working capital loans, long term loans, housing construction loans and leasing,

                  -     Trusts and

                  -     Investment banking.

      GOVERNMENT Complementary Portfolio

                  -     Investment banking and

                  - Short and long term loans and loans funded by development banks.

B.4.        DISTRIBUTION NETWORK

            The Bank distributes its products and services and executes transactions through six main channels: the branch network, the ATMs network, the Personal Virtual Branch and the Corporate Virtual Branch, Automatic Payment Systems, PC Banking and Telephone banking. BC has been increasing its distribution channels' capacity with more branches and more functionality in the electronic channels, while providing new transactions, services and selling products through internet and telephone banking. As of December 31, 2004, the branch network totaled 377 branch offices located in 127 places in the most important urban centers and regions of Colombia. This traditional distribution channel is reinforced by a unified management system that includes Internet Banking, the network of ATMs, telephone banking and client on-site branches. Through these channels, customers may carry out most transactions related to deposit accounts or credit cards, including inquiries, cash withdrawals, payment of credit card statements and utility and other bills, transfers and deposits.

B.4.i.      BRANCH NETWORK

            BC's branch network has grown 6.5% during 2004, adding 25 new branch offices for a total of 377 branches located in 127 Colombian cities. The network is mainly concentrated in the major urban centers with 99 branches in Bogota, 41 in Medellin, 29 in Cali and 19 in Barranquilla.

            25 branch offices were opened during 2004 and 2 were closed. The new branches consist of: 3 traditional offices, 5 service and sales extension offices, 4 supermarket banking offices, 2 prestige banking segment offices, and 11 on - site branch offices.

            The Bank has 30 branches located in supermarkets and oriented to individuals and SMEs, and 39 on-site branches that serve our corporate customers and their employees, providing them with the means to solve their transactional requirements during flexible working hours. BC also maintains its 36 "light" branches, called NOVA, with multifunctional employees and a low cost structure.

            Additionally, there are 35 mobile "branches" attending small towns where we have no physical presence. These "branches" consist of a commercial advisor that visits small towns on specific days, to offer BC's products and services to the local population. We are planning to further develop this new concept of banking, in order to expand our distribution network to small towns.

B.4.ii.     ELECTRONIC DISTRIBUTION CHANNELS

            BC has a network of alternative electronic distribution channels, enabling cost-effective transactions and services. To decongest its branch offices, the Bank has worked to transfer customer transactions from branch offices to electronic distribution channels. Transactions effected through electronic distribution represent 78% of all transactions in 2004.

            The following are the electronic distribution channels offered by the Bank:

B.4.ii.a.   AUTOMATIC TELLER MACHINES

            BC has 517 ATMs, located in 127 urban centers around the country. This year the Bank installed 45 new ATMs expanding the network by 9.5%. Our customers may also take advantage of our strategic alliance with Conavi, providing access to an additional 550 ATMs at no additional cost. Conavi has added 26 ATMs since 2003.

            BC's ATMs offer the Cirrus and Plus networks in addition to the Colombian national network, Redeban - Multicolor. This channel is used not only by our customers, but also by other banks' customers, whose transactions during 2004 accounted for approximately 30% of all the transactions carried out through our ATM network.

            During 2004, the ATMs' hardware was upgraded in order to meet Visa and Master Card International Triple Des requirements Triple Des is an encryption algorithm used to reduce ATM and point of sales frauds. We are preparing to offer customers new transactions and services and to implement a CRM strategy for such devices.

B.4.ii.b.   INTERNET BANKING

            BC estimates that during 2004 approximately 28% of the Bank's transactions with its customers were carried out through the Internet, compared to 21% in 2003. The Bank offers the following Internet channels:

            Personal Virtual Branch. Through the Personal Virtual Branch, the Bank offers 24-hour services, including balance inquiries, savings and credit card information, payment of credit card balances, disbursement of pre-approved loans, blocking of credit and debit cards, counter-ordering of checks, transfers among BC accounts and to Conavi accounts, requests for products and services, payment of bills, virtual products such as e-card and virtual investments, customers information update, purchases on commercial vendor websites and customer service.

            BC is concerned about the security of its customers' personal information on Internet. For this reason, the Bank implemented a second password for bill payments and other monetary transactions in 2004.

            During 2004, a monthly average of 135,200 users visited the Personal Virtual Branch, an increase of 22.3% over the monthly average of 110,500 users in 2003. Approximately 3,591,000 transactions were conducted monthly via the Internet during 2004, compared to a monthly average of 2,512,300 transactions during 2003, an increase of 42.9%.

            TODO1 Alliance. During 2004, BC continued its alliance with Mercantil Servicios Financieros of Venezuela and Banco del Pichincha of Ecuador through TODO 1 Services ("TODO 1"). TODO1 is coordinating the development of Web-based products and services for individual consumers and corporate customers. This alliance enables BC to improve its e-business development and to provide better services to its customers.

            Corporate Virtual Branch. BC expanded the use of this new channel throughout the year after the platform was updated in 2003 with TODO1. This new platform offers a solution for corporate treasury management in accordance with international standards. Through this service, corporate customers can obtain credits online, pay services to third parties, make payroll payments and pay providers with the possibility of approval from different terminals. More than 18,500 corporate and SME clients use this channel.

            Facturanet. During 2004, the number of customers using the electronic bill payment system developed by TODO1 and available to Conavi and Bancolombia's customers increased approximately 86.8%, totaling more than 86,500 customers at the end of December 2004, compared to approximately 46,300 customers at the end of 2003. Through Facturanet, customers can make monthly payments and receive alerts via e-mail when a new bill is available for payment. During 2004, more than 55,281 bills were paid through Facturanet, compared to 38,600 bills in 2003, a 43.2% increase.

B.4.ii.c.   AUTOMATIC PAYMENT SYSTEMS

            BC's customers may place standing payment orders and pre-register payments, to be automatically and periodically debited from their accounts. The Bank's automatic payment system also enables its customers to perform transactions with any banking institution in Colombia, through the country's authorized clearing house ACH.

            During 2004, approximately 17,900,000 payments were conducted via the automatic payment systems, compared to 11,998,000 payments during 2003, which represents an increase of 49.2%.

B.4.ii.d.  PC BANKING

            The remote access platform to the Bank, named Enlinea BANCOLOMBIA, allows corporate customers to connect to the Bank via modem through an application installed on a computer at the customer's location. This treasury management solution has fewer features than the Corporate Virtual Branch, but has been operating as a corporate solution since before the creation of the Corporate Virtual Branch.

            During 2004, approximately 34,831,208 transactions were conducted via Enlinea compared to 28,177,000 transactions during 2003, which represents an increase of 23.62%. As of December 31, 2004, there were 4,545 users of Enlinea, as compared to 4,462 in 2003. Though this channel hasn't been suspended, most of the clients are now being referred to the Corporate Virtual Branch so they will have access to make all the cash management operations.

B.4.ii.e.  TELEPHONE BRANCH

            The Telephone Branch is the Bank's telephone-banking service that allows customers to make inquires and monetary transactions over the phone and to communicate with specialized staff at any time. The Telephone Branch is available 24 hours a day, 365 days a year.

            During 2004, approximately 365,000 customers used the Telephone Branch, compared to approximately 237,000 customers during 2003, which represents an increase of 54%. Approximately 22,252,000 transactions were conducted monthly via the Telephone Branch during 2004, compared to 20,787,000 transactions during 2003, which represents an increment of 7.05%.

            In 2004 many innovations were introduced to the Telephone Branch in order to increase customer satisfaction and provide better security when executing transactions. These are some of the changes introduced during 2004:

                  - Identification of preferred customers in order to give them preferential service through specialized agents.

                  - Positioning and consolidation of the telesales area as the channel designed to offer customers products and services according to their needs through outbound calls.

                  - Creation of a second password for some transactions in order to provide better security to customers.

                  - Online support to corporate customers through a Help Desk to help them with some of the problems they may have with the Corporate Virtual Branch, and the PC banking software.

B.4.iii.    SALES FORCE

            BC's sales force includes more than 4,300 employees working as advisors, vendors and customer service personnel, organized as follows:

                  - 554 branch and executive managers, offering preferential service to managed customers;

                  - 67 account managers for Corporate Banking, divided in market segments according to economic sectors, allowing them to give specialized advice to clients;

                  - 1,498 commercial advisors who sell products and services in the Bank's branches and other commercial offices;

                  - 594 specialists who offer more complex and higher added value products; and

                  - 1,661 tellers and secretaries who refer customers to the other commercial teams.

B.5.        PRODUCTS AND SERVICES

B.5.i.      LOAN PORTFOLIO

            The following is the loan portfolio available for each of the segments of customers of the Bank:

B.5.i.a.   PERSONAL BANKING LOAN PORTFOLIO

            We use a pre-approval method with the help of the automatic scoring system at each branch, which issues approvals and credit limits in fifteen (15) minutes.

            The final approval is not granted for four to five business days, depending on how long it takes to verify the required documentation and the type of guarantee to be used.

            The different loans available in this segment are listed below.

                  - PERSONAL LOAN: Line of credit for free investment with short and mid-term financing for persons who qualify under Bank policies.

                  - VIRTUAL LOAN ("AUDIOPRESTAMO"): This rotating line of credit is exclusively for individuals. The credit limit frees capacity for future use as payments are made. Disbursements can be made through the Virtual Branch, Telephone Banking or Conavitel. Conavitel is a homebanking system that permits customers to search for information and complete banking transactions from home or office. The money is disbursed in real time to the customer's primary account and is available 24 hours a day, 365 days a year.

                  - CAR LOAN ("VEHIPRESTAMO"): Service that finances the acquisition of vehicles for private or commercial use (excluding public service vehicles).

                  - HOME LOAN ("PRESTAHOGAR"): PrestaHogar is aimed at persons who belong to the Preferential Banking Segment who wish to purchase or remodel their homes. This loan may also be used to purchase lots or commercial stores; the maximum term is 59 months. This line of credit has a tax benefit that decreases the monthly withholding tax base by the interest paid the year before in 2004, pursuant to the limits set forth in effective regulations.

                        There has been a large increase in this portfolio in 2004, from a balance of Ps 28.1 billion in December 2003 to a balance of Ps 102.4 billion in December 2004.

                  - MICRO-BUSINESS CREDIT ("MICROCREDITO"): Line of credit for micro-businesses granted from Bank resources, with an automatic Public Territorial Entities 70% guarantee with Guarantees National Fund ("FNG" for its initials in Spanish). To serve the Bank's present customers who meet the definition of a micro-business pursuant to Law 590 of 2000, those customers will enter the normal credit process for the segment to which they belong and may apply for the automatic 70% guarantee with FNG. The maximum term is 24 months.

                  - STUDENT LOAN ("CREDIESTUDIO"): Line of credit designed for financing pre-graduate and graduate studies, with preferential financing interest rates. This line is offered throughout the country at the first rate Higher Learning Universities authorized by the Colombian Institute for the Promotion of Higher Learning (ICFES - "Instituto Colombiano para el Fomento de la Educacion Superior").

                  - LINE OF CREDIT FOR EMPLOYEES OF COMPANIES THAT ARE BANK CUSTOMERS ("EJECUTIVO EMPRESARIAL"): A line of credit with preferential rates, aimed at satisfying the investment and financing needs of employees who work in companies that are Bank customers.

B.5.i.b.    SMALL AND MEDIUM-SIZED ENTERPRISES (SMES) LOAN PORTFOLIO

                  - ORDINARY LOAN PORTFOLIO: A service through which a loan is granted to an individual or company based on the resources maintained in their Checking Accounts, Savings Accounts and CDs - Time deposits, in order to satisfy customer needs.

                  - TREASURY LOANS: A line of credit that seeks to satisfy customers' working capital needs as generated by temporary liquidity needs and tax payments.

                  -     Loans funded by Colombian development banks:

                        - BANCOLDEX (Banco de Comercio Exterior de Colombia): Line of credit for financing export and import activities, throughout the chain of production, channeling national and foreign currency resources and credit to financial institutions which operate in the country and abroad.

                        -- FINAGRO (Fondo para el Financiamiento del Sector Agropecuario): Line of credit for financing the different phases in goods production, commercialization and/or transformation processes stemming directly from, connected to or complementary to farming and livestock, forestry, fishing, water, poultry and bee keeping industry activities.

                        --    FINDETER (Financiera de Desarrollo Territorial):
                              Line of credit that, with credit resources, seeks to support the execution of programs, projects or investments that generate local, regional or national development.

                        The programs, projects or investments financed must be common interest-oriented and aimed at improving community living conditions.

                  - "CREDICAFE": A rotating credit limit to be used for the purchase of inputs for and the payment of workers in the coffee producing industry. It is easy to use and grants immediate recurring or sporadic disbursements, consultations and payments by using Bancolombia's Telephone Branch.

                        This product is aimed at customers who are coffee growers, in segments such as SMEs. It requires a prior study of financial statements and of specific financing needs based on the payments that stem from the customer's business.

                  - "CREDIPAGO VIRTUAL": A rotating credit limit that can be accessed at any time. It may be used for any purpose and is easy to use, with immediate recurring or sporadic disbursements, consultations and payments through Bancolombia's Virtual Branch. This credit has a minimum disbursement limit of Ps 1 million and 3, 6, 9, 12, and 24 month terms. At December 2004, the Bank has 4,969 SMEs inscribed in this product, Ps 101.9 billion in loans and Ps 185.8 billion in the value of assigned limits available for use.

                  - INFLATION-INDEXED CREDITS: An Inflation-indexed line of credit designed to serve corporate customers who seek different types of financing in accordance with market evolution and inflation expectations.

                  - ACQUISITION OF ACCOUNTS RECEIVABLE: A service through which the current or present amount of an obligation with a future due date (no later than 180 days after the date of the discount) is settled or discounted at a market rate or discount rate, depending on the risk, the segment and the rating of the individual or company that becomes bound to the Bank.

                        Usually, the provider customer (the one who sells a good or renders a service) requests the acquisition by the Bank of its accounts receivable because it seeks additional liquidity and the purchasing customer (the one who receives the merchandise or service) agrees to pay the Bank on the due date.

                  - ENVIRONMENT LINE OF CREDIT: A line of credit specially designed for investments intended to have a positive impact on the environment. This line includes an incentive depending on the level of environmental impact that the company makes. The incentive is provided by the Secretary for Economic Issues of the Swiss Government
                        (SECO).

                  - PRIVATE AND DIRECT LINE OF CREDIT: A line of credit based on an agreement entered into by and between a company (Distributor) and the Bank, through which the Bank, using rotating credit, finances the company's customers' acquisition of goods and/or services provided by such company. This line could have the total endorsement of the company's debt.

            The following table summarizes loans extended to individuals and SMEs in 7 categories and the amount past due for each category:

                                                                       AS A % OF   AS A % OF
                                                                         TOTAL       TOTAL
                                                                         LOAN        LOAN                    PAST DUE/
                                                                       PORTFOLIO   PORTFOLIO    PAST DUE      TOTAL
                              2002           2003            2004         2003        2004     LOANS 2004   TYPE OF LOAN
                          -------------  -------------  -------------  ----------  ---------   -----------  ------------
                                             (Ps million except percentages)
RETAIL (1)
Credit cards              Ps    254,876  Ps    335,172  Ps    392,900        4.2%        3.9%  Ps   13,785           3.5%

Personal loans                  561,558        814,885      1,111,250       10.1%       11.1%       43,945           4.0%
Vehicle loans                    24,476        229,737        381,723        2.9%        3.8%        9,697           2.5%
Overdrafts                       68,490         81,294         89,867        1.0%        0.9%        8,637           9.6%
Loans funded by domestic
 development banks              276,157        330,246        359,494        4.1%        3.6%        6,382           1.8%
Trade financing                  28,112         19,644         54,189        0.2%        0.5%          156           0.3%
Working capital loans           698,160        898,239      1,295,643       11.2%       12.9%       22,743           1.8%
                          -------------  -------------  -------------  ---------   ---------   -----------  ------------
  TOTAL RETAIL            Ps  1,911,829  Ps  2,709,217  Ps  3,685,066       33.7%       36.7%  Ps  105,345           2.9%
                          =============  =============  =============  =========   =========   ===========  ============

--------------------
(1) Includes loans to high-income individuals and SMEs.

B.5.i.c.   CORPORATE BANKING LOAN PORTFOLIO

            BC has a wide range of products to satisfy the capital needs of our Corporate Banking customers, including working capital loans, trade financing and loans funded by Colombian development banks.

                  - Working capital loans are the most common type of loan in the corporate market. These loans are predominantly variable rate or based on CD-Time deposit rates, and re-priced every quarter.

                  - Trade financing loans are typically dollar-denominated, variable rate loans. As of December 31, 2004, due to legal restrictions, the loans have maturities of six months or less, whereas some capital assets are financed up to three years.

                  - Loans funded by Colombian development banks are variable rate, based on CD-Time deposit rates or LIBOR with maturities between six months and five years.

            The following table summarizes loans extended to corporate clients in six categories and the amount past due for each category:

                                                                       AS A % OF    AS A % OF
                                                                         TOTAL        TOTAL                  PAST DUE/
                                                                         LOAN          LOAN                    TOTAL
                                                                       PORTFOLIO    PORTFOLIO    PAST DUE     TYPE OF
                             2002           2003           2004          2003         2004      LOANS 2004     LOAN
                         -------------  -------------  -------------  ----------   ----------   ----------   ---------
                                             (Ps million except percentages)
CORPORATE
Trade financing          Ps    166,620  Ps    149,582  Ps    253,632         1.9%         2.5%  Ps   3,862         1.5%
Loans funded by
  domestic development
  banks                        376,378        394,947        770,331         4.9%         7.7%       1,705         0.2%
Working capital loans        3,650,585      4,687,153      4,298,354        58.4%        42.8%      21,211         0.5%
Credit cards                     5,218          8,237         24,621         0.1%         0.2%       1,273         5.2%
Overdrafts                      48,591         32,371         67,018         0.4%         0.7%       1,668         2.5%
                         -------------  -------------  -------------  ----------   ----------   ----------   ---------
  TOTAL CORPORATE        Ps  4,247,392  Ps  5,272,290  Ps  5,413,956        65.7%        53.9%  Ps  29,719         0.5%
                         =============  =============  =============  ==========   ==========   ==========   =========

B.5.ii.     DEPOSIT PRODUCTS

            The Bank offers its customers a variety of checking accounts, savings accounts, fixed term deposits and tax collection services. At December 31, 2004, based on information compiled by the Superintendency of Banking, BC was the largest bank nationwide in terms of deposits, with a total of Ps 8,778 billion on a non-consolidated basis, representing 12.6% of the Colombian market. 31.74% of BC (non-consolidated) total deposits are in checking accounts, 38.88% in savings accounts, 27.47% in fixed term deposits (including time deposits) and 1.91% in other deposits. BC has 32.09% of the market share of national taxes and customs duties payments.

B.5.ii.a.   CHECKING ACCOUNTS

            A deposit product that allows customers to deposit sums of money in cash and/or checks and to dispose of balances, totally or partially, through checks, automatic withdrawals/debits, cash withdrawals, and electronic transfers. As of December 31, 2004, on a non-consolidated basis, BC had approximately 380,620 checking accounts with total deposits of Ps 2,786 billion, an increase of approximately 9.60% over Ps 2,543 billion in 2003. Checking accounts usually reach their highest level at the end of the year, affected by the season. BC has 17.8% of the market share for checking accounts in the country. In addition, following its customer segmentation policy, BC has defined a new service, the Preferential Account for the Preferential Banking segment, in which overdrafts are automatically covered from the funds in the customer's savings account or from the available Audioprestamo installment.

B.5.ii.b.  SAVINGS ACCOUNTS

            BC savings accounts are designed for individuals; they settle and disburse interest on available balances on a daily basis. BC savings accounts offer different alternatives of return, handling fee, transactions, and required minimum balances, all according to customer needs. As of December 31, 2004, on a non-consolidated basis, BC had approximately 1,367,291 savings accounts with total deposits of Ps 3,413 billion, increasing approximately 55.70% over Ps 2,192 billion in 2003. In addition, BC offers "Payroll Payment Accounts" to satisfy company payroll payment needs. Also, BC offers a savings account called "Pension Payment Account", exclusively for the payment of retiree benefits.

B.5.ii.c.  CDS (CERTIFICATE OF TIME DEPOSITS)

            These certificates, negotiable on the over-the-counter securities market, permit management of liquidity surpluses at terms greater than 30 days, with higher interest rates than those paid on savings accounts. As of December 31, 2004, on a non-consolidated basis, BC had approximately 65,711 fixed term deposits totaling Ps 2,411 billion as compared to 69,577 time deposits totaling Ps 1,870 billion in 2003.

B.5.ii.d.  DAT - "DEPOSITO DE AHORRO A TERMINO"

            A short-term bank deposit agreement that allows holders to receive interest payments from BC pursuant to the legal policy and specific regulations approved by the Superintendency of Banking.

B.5.iii.    CREDIT CARDS

            The Bank operates in the Colombian credit card market through the issuance of MasterCard, Visa and American Express cards for individuals and corporate customers. At December 31, 2004, Bancolombia had 383,499 credit cards distributed in the three franchises, as follows: American Express 22.00%, MasterCard 45.08%, and Visa 32.92%.

            The following table details the type and outstanding number of credit cards offered by the Bank on an unconsolidated basis:

                                                        OUTSTANDING CARDS
      TYPE OF CARD                 SEGMENT         DEC. 31, 2003   DEC. 31, 2004
                                                   -------------  --------------
  PERSONAL CREDIT CARDS
Classic Visa and MasterCard     Personal                 162,157         162,417
Gold Visa and MasterCard        High Income               37,843          41,436
Platinum MasterCard             High Income                5,187           5,856
BC Exito Visa + BC Ley MC (1)   Personal                  32,267          36,264
Ideal Card (2)                  Basic Sub Segment          5,086          17,519
E-card                          Retail                     1,965           1,888
                                                   -------------  --------------
                                                         244,505         265,380
  TOTAL PERSONAL                                   -------------  --------------

                                                                        OUTSTANDING CARDS
                                                                 DEC. 31, 2003       DEC. 31, 2004
            TYPE OF CARD                     SEGMENT            ---------------     ---------------
       BUSINESS CREDIT CARDS

Visa "Empresarial" and MC Corporate      SMEs and Corporate          24,790             33,587
Visa Distribution (3)                    Major retailers                  -                166
                                                                    -------            -------
  TOTAL BUSINESS                                                     24,790             33,753
                                                                    -------            -------
     AMERICAN EXPRESS (4)

Blue                                     Personal                    32,702             50,434
Green                                    High Income                 18,784             23,680
Gold                                     High Income                  8,833             10,252
                                                                    -------            -------
  TOTAL AMEX                                                         60,319             84,366
                                                                    -------            -------
    TOTAL OUTSTANDING CREDIT CARDS                                  329,614            383,499
                                                                    -------            -------

---------------
(1) BANCOLOMBIA EXITO VISA AND BANCOLOMBIA LEY MASTERCARD: This co-branding card results from an alliance between Bancolombia and Almacenes Exito, a supermarket chain, and is directed specifically to Personal Banking segment customers. It offers exclusive benefits at Exito and Ley stores.

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

            This year Bancolombia was number one in credit card billing with a market share of 18.01%, thanks to having implemented the strategies listed below.

               - American Express Business Consolidation: American Express has contributed 5.83% to Bancolombia's credit card business growth at December 2004 and 7.26% to Bancolombia's credit card business billing growth. This franchise has a credit card industry market share of 3.0% for outstanding cards and of 3.86% for billing, which have grown 0.58 points and 0.95 points respectively compared to last year.

               - Leader in the Commercial Solutions Business: Bancolombia is the market leader in this business with a market share of 35% for billing. During this year, the product Bancolombia Distribucion (Distribution) was launched, targeting the wholesale company market and seeking to substitute the private loan for those companies.

               - Revamping of the Cobranding Business: With respect to alliance with Almacenes Exito supermarket and retail chain, Bancolombia has changed the image of this business and reinvigorated it by tying it to the chain's loyalty program as a fundamental strategy for growth. The number of cards issued at December 2004 was 22,279 and the average monthly billing was Ps 4,900 million. Also, in November 2004, the Bancolombia Colmotores General Motors card was launched. It serves the spare parts and repair market and is aimed at General Motors cars owners.

               - Consolidation of the market position of the Bancolombia Distribucion Sodimac Business: During the year 2004, the Bancolombia Distribucion card was launched based on an agreement with Sodimac (a wholesale chain store). This product is targeted at construction sector SMEs that make purchases in Homecenter in Medellin, Bogota, Barranquilla, and Cali.

               - Aggressive Growth in the Personal Banking Segment: With the Bancolombia Ideal card, the Bank serves the market of lowest income customers that had not been well served previously. By the end of 2004, it had issued 17,519 cards. The success of this business is based on tying the payment of the card to the payroll direct deposit account.

               - Other important strategies that reflect efforts to maintain and manage the portfolio are selective, mass increases of limits, card upgrading, the loyalty program, and alliances with commercial establishments.

               - Moreover, Bancolombia has continued its administration of the product Bancolombia Cayman Visa issued by the Bank's affiliate Bancolombia Panama Cayman. This product is designed to serve the financing and transaction needs of Prestige Banking Segment customers and has a specialized sales force that has driven placement. At the closing of 2004 there were 3,473 outstanding cards and accumulated billing in the amount of US$ 16,728,281.

            The table below shows the Bank's credit card industry market share on a non-consolidated basis.

 ACCUMULATED CREDIT CARD BILLING                                              GROWTH    MARKET SHARE
(As of December 31, in Ps million)      2002         2003             2004   2004/2003   2003   2004
                                    ------------ ------------- ------------- --------- ------- -------
Bancolombia MasterCard              Ps   717,438 Ps    787,331 Ps    889,193   12.9%     9.5%    8.8%

Bancolombia VISA                         341,758       406,802       523,916   28.8%     4.9%    5.2%

Bancolombia American Express              17,322       240,872       389,357   61.6%     2.9%    3.9%
                                    ------------ ------------- ------------- ------    -----   -----

    TOTAL BANCOLOMBIA                  1,076,518     1,435,005     1,802,466   25.6%    17.3%   17.9%
                                    ============ ============= ============= ======    =====   =====

COLOMBIAN CREDIT CARD INDUSTRY      Ps 6,751,628 Ps  8,277,529 Ps 10,090,823   21.9%
                                    ============ ============= ============= ======

Source: Credibanco, American Express and Red Multicolor.

       CREDIT CARD MARKET SHARE
Number of outstanding credit cards as of                                              GROWTH     MARKET SHARE
           December 31,                       2002           2003             2004   2004/2003   2003     2004
                                          -------------  ------------  ------------  ---------  -------  -------
Bancolombia MasterCard                    Ps    158,969  Ps   160,113  Ps   172,870     8.0%      6.5%     6.2%
Bancolombia VISA                                100,069       109,182       126,263    15.6%      4.4%     4.5%
Bancolombia American Express                     25,093        60,319        84,366    39.9%      2.4%     3.0%
                                          -------------  ------------  ------------  ------     -----    -----
  TOTAL BANCOLOMBIA                             284,131       329,614       383,499    16.3%     13.3%    13.6%
                                          =============  ============  ============  ======     =====    =====
COLOMBIAN CREDIT CARD INDUSTRY             Ps 2,216,322  Ps 2,488,861  Ps 2,812,228    13.0%
                                          =============  ============  ============  ======

Source: Credibanco, American Express and Red Multicolor.

B.5.iv.     DEBIT CARDS

            Bancolombia achieved second place in Colombia after Conavi for the number of outstanding debit cards with a market share of 14.1% and accumulated billing in the amount of Ps 7.3 billion, which includes usage in point of sale transactions and ATMs. The Bank offers four types of debit cards:

               -    BANCOLOMBIA Maestro Debit Card: 1,354,109 cards,

               -    BANCOLOMBIA MasterCard Debit Card: 127,410 cards,

               - BANCOLOMBIA Preferential Banking Debit Card: 31,127 cards and

               -    BANCOLOMBIA Prepaid Debit Card: 20,427 cards.

            Growth in this business has been driven by the strategy of linking the creation of a savings account or checking account to issuing a debit card as the access key. Likewise, the payroll business has leveraged the placement of Master Debit cards and prepaid cards, thanks to the different plans designed based on customer purchase values.

            In August 2004, the Preferential Banking Debit Card was launched. It offers a preferred product to customers in that segment and has exclusive benefits for this type of customer.

B.5.v.      OTHER BANKING PRODUCTS

            As a full service bank, BC offers a broad portfolio of financial products and services. Some important services not reported above are listed in this section.

B.5.v.a.    REMITTANCES

            BC accepts for deposit checks drawn on other banks and from other cities than the city where the account is held.

B.5.v.b.    PAYMENT OF NATIONAL AND CUSTOMS TAXES

            BC offers its customers the convenience of paying national taxes and customs duties via its Branch network, and BC transfers the funds to the government tax and customs agency. This represents an important no-cost short-term funding source for the Bank. BC has more than 30% of the market share for national tax and customs duties payments.

B.5.v.c.    ACQUIRING BUSINESS

            The acquiring business of American Express has expanded in the Colombian market. At December 31, 2004, there were 55,981 establishments affiliated with the American Express franchise, representing an increase of 25.6% over last year. As the only local merchant acquirer and processor, the Bank assumes all of the responsibility for acquiring, compensating and honoring sales made by these merchants in Colombia. The business achieved a growth of 49.07% as compared to 2003.

            The acquisition of new merchants to the Visa, MasterCard, and American Express franchises has resulted in an increase in billing of 18.18% as compared to last year, which has been driven by the tax measures set forth by the Government (including a refund of 2 points of the VAT on purchases made with credit cards), as well as by the recovery of the Colombian economy. For the year 2004, the Bank has kept its lead position with a market share of 35.75%.

B.5.v.d.    BANCASSURANCE - ("BANCASEGUROS")

            Through its Branch network, the Bank offers several insurance products (life insurance, home insurance, and personal accident insurance) from Compania Suramericana de Seguros, one of the major insurance companies in Colombia. Bancolombia is the first bank in Colombia in this business.

            In 2004, BC sold 112,345 insurance policies as compared to 92,898 in 2003, representing an increase of 21%. At December 31, 2004, 219,354 insurance policies sold by BC were outstanding as compared to 181,060 at December 31, 2003, which represents an increase of 21% in outstanding policies.

            During the months of August and September, 2004, the Bank launched the campaign Ahorre y Proteja su Familia ("Save and Protect your Family") and sold 40,888 life insurance policies and 1,113 home insurance policies.

B.5.v.e.    PENSION BANKING - ("BANCAPENSIONES")

            Through its branch network, the Bank offers a Voluntary Pension Fund "Rentapension," administered by Fiducolombia. The fund allows customers to obtain, through periodic contributions, tax benefits and interest payments, and functions as a proposed voluntary savings goal to complement their state pension. BC sold 10,359 pension plans in 2004 as compared to 4,580 pension plans in 2003. The assets under management in this pension fund represent Ps 57,425 million at December 2004 as compared to Ps 38,624 million at December 2003, which represents a 49% increase in assets under management.

            During the months of March and April 2004, the Bank launched the first Voluntary Pension Fund campaign selling during those months a record of more than 4,662 pension funds.

B.5.v.f.    INTERNATIONAL WIRE TRANSFERS

            During 2004, the number of Bank branches through which the Bank is able to process operations in foreign currency increased to 190. The transactions available through these branches include the purchase and sale of foreign currency in cash, the purchase and sale of traveler's checks, the purchase and sale of electronic transfers and the purchase of foreign currency stemming from family and worker remittances, among others.

            In the family and worker remittances business, in 2004 the Bank made an important change in its strategy that included the creation of a specialized division, the termination of the commercial relation with MoneyGram and the signing and implementation of new agreements with banks and companies specialized in money remittances. Among such agreements we highlight the agreements signed with RIA Financial Inc., Quisqueyana, La Caixa, and Banco Santander Central Hispano. Also, the agreements with the Banco Popular Group of Spain and with The Bank of New York for the payment of retirees of United States Government Agencies who are Colombian residents were maintained, with positive results. Bancolombia went from having an exclusive remittances business to having several in the United States and Europe. This new strategy seeks to enable the Bank to regain its leading position in this business within the Colombian banking sector.

            The creation of special direct deposit savings accounts "Cuenta Giros" allows the relatives of Colombian emigrants to easily receive remittances deposited in their accounts. This is part of the total package that we offer to emigrants and their families in Colombia.

B.5.V.G.    TREASURY PRODUCTS

            The Bank's Treasury Division is responsible for the management of the Bank's treasury products and its proprietary liquidity as well as its foreign exchange and securities positions.

            It works under the guides established by the Vice Presidency of Risk related to market and liquidity risk.

            Treasury products were more dynamic during 2004, showing a significant increase in the volume of operations with clients in product lines like foreign exchange spot and forward transactions and public debt.

            Internal and external interest rates and the macroeconomic environment translated into important capital gains from bond price increases in Colombia and Panama. This factor was the main determinant of BC's treasury results during 2004.

            In the local market, the prices of bonds rose due to the high monetary liquidity provided by the Central Bank and strong economic fundamentals.

            In the international market, a high level of global liquidity, strong economic fundamentals in emerging economies and a supportive US Treasury market during 2004 translated into an important reduction in the credit spread of the bond portfolio yielding important capital gains and positive results for BC.

            This division conducts the following operations for the Bank and for its clients, in addition to other activities:

OVERNIGHT FUNDS:

               - INTER-BANKING: These are operations in which BC lends or borrows funds in Colombian pesos or U.S. dollars to or from financial institutions on a short term basis (30 days maximum), without receipt or delivery of a guarantee in exchange. This product allows short-term management of liquidity surpluses or shortages.

               - REPO: In Repo operations BC lends or borrows funds in Colombian pesos or U.S. dollars for a short term (maximum 30 days) to or from financial or non-financial institutions, in exchange for a guarantee in securities.

      ISSUANCE OF CDS: BC captures funds in Colombian pesos by issuing certificates of deposit. Interest rates on such CDs can be fixed or linked to the DTF (Colombia's average of term deposits) or the CPI (consumer price index).

      PRIVATE DEBT INVESTMENT PORTFOLIO: With its private debt portfolios, BC purchases and sells securities issued by private entities of the Colombian financial and industrial sectors.

      PUBLIC DEBT INVESTMENT PORTFOLIO: With investment in public debt portfolios, BC purchases and sells securities issued by public entities or those managed by the Government of Colombia.

      SPOT COLOMBIAN PESO / U.S. DOLLAR AND SPOT FOREX: In spot operations involving the Colombian peso and the U.S. dollar, BC sells and purchases U.S. dollars in exchange for Colombian pesos in order to serve its customers, assume a long or short position in the course of an exchange rate swap, or hedge operations involving derivatives, or obligations or rights of the Bank in a foreign currency. In Spot Forex operations, BC performs the same role with currencies other than the U.S. dollar.

      SOVEREIGN AND CORPORATE SECURITIES INVESTMENT PORTFOLIO: BC invests in fixed yield sovereign securities issued by the governments and corporations of different countries.

      CREDIT DERIVATIVES INVESTMENT PORTFOLIO: BC invests in credit linked notes and credit linked deposits issued by international banks. Such instruments contain embedded derivatives in which one party transfers to the other for a period of time the credit risk associated with another issuer in exchange for a periodic premium which is commonly defined as a Credit Default Swap ("CDS").

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

      SECURITIES FORWARD: BC purchases and sells securities with a settlement date that is more than three days ahead of the trade date, specifying in advance the amount, price and date of the transaction.

B.5.VI.     FIDUCIARY

      The Bank offers, through its subsidiary Fiducolombia, a family of five mutual funds and one voluntary retirement fund, all of which are designed to provide customers with the opportunity to diversify their investments. As of December 31, 2004, it had Ps 2,020,227 million in total assets under management, increasing 45.7% from Ps 1,386,307 million in 2003.

      FIDUCUENTA: This fixed income fund seeks to attain stable income in the short term, preserving the immediate availability of cash. As of December 31, 2004, it had Ps 1,473,565 million in assets under management, increasing 43.3% from Ps 1,028,183 million in 2003.

      FIDURENTA: This fixed income fund seeks to attain stable income in the medium and long term, with a minimum 30-day investment term. As of December 31, 2004, it had Ps 398,338 million in assets under management, increasing 51.1% from Ps 263,614 million in 2003.

      FIDUDIVISAS: This fund comprises fixed or variable income securities issued in international markets, with a minimum 90-day investment term. As of December 31, 2004, it had Ps 2,697 million in assets under management, decreasing 42.6% from Ps 4,695 million in 2003. This decrease is explained by the volatility of the exchange rate.

      PLAN SEMILLA: This savings alternative pursues the goal of capital accumulation, which can, in accordance with a customer's needs, assist in paying for education, purchasing a home, or buying a vehicle. It has a minimum one-year investment term. As of December 31, 2004, it had Ps 52,189 million in assets under management, increasing 94.6% from Ps 26,824 million in 2003.

      RENTA PENSION: This long-term programmed savings alternative enjoys tax benefits and can either complement the mandatory state pension or assist in the pursuit of capital accumulation goals. As of December 31, 2004, it had Ps 86,473 million in assets under management, increasing 49.9% from Ps 57,671 million in 2003.

      INDEACCION: This investment alternative allows participation in the local and international stock markets with the goal of long-term gains. The minimum investment term is 90 days. As of December 31, 2004, it had Ps 6,965 million in assets under management, increasing 53.4% from Ps 4,541 million in 2003.

      On October 13, 2004, upon obtaining due Superintendency of Banking authorization, the Special Common Fund Fidunacion was absorbed by Special Common Fund Fidurenta.

      ASSET MANAGEMENT BUSINESSES

            In the area of asset management businesses, as of December 31, 2004, the Fiduciary had Ps 12,902 billion in assets under management, increasing 34.87% from Ps 9,566 billion in 2003. Fiducolombia offers a broad range of products and services by type of trust, including:

      PUBLIC TRUST: When managing a public trust for state-owned companies, Fiducolombia performs collection, payment and asset management operations while simultaneously performing follow-up, control and reviews of performance as well as any other activities provided for in the trust contract. In the year 2004, the public trust, was divided in two categories: Public Trust and Pension Trust of Territorial Entities. As of December 31, 2004, such trusts had Ps 3,045 billion and Ps 3,161 billion in assets under management, respectively.

      MANAGEMENT AND PAYMENT TRUST: Fiducolombia manages assets transferred to it by an individual or company, performing activities such as collection, payment and portfolio control, document control, verification of budgetary performance and presentation of operating results. As of December 31, 2004, such trusts had Ps 2,730 billion in assets under management, an increase of 78.55% from Ps 1,529 billion in 2003.

      INDIVIDUAL INVESTMENT TRUST: Fiducolombia manages resources transferred to it by an individual or a company, designing an investment portfolio that takes into account the customer's requirements in terms of liquidity, security and profitability. As of December 31, 2004, such trusts had Ps 2,380 billion in assets under management, an increase of 53.75% from Ps 1,548 billion in 2003.

      REAL ESTATE TRUST: Fiducolombia manages third-party resources designated for the development of housing and/or commercial real estate projects during the pre-sale, construction and title transfer stages, thus contributing to project feasibility as well as promotional and sales activities. As of December 31, 2004, such trusts had Ps 178,544 million in assets under management, an increase of 154.71% from Ps 70,097 million in 2003.

      GUARANTEE TRUST: Through this trust business, the trustee or founder of a trust transfers ownership of one or several of his assets to an autonomous entity in order to guarantee other financial obligations that the trustee or founder has incurred. As of December 31, 2004, such trusts had Ps 1,406 billion in assets under management, increasing 9.16% from Ps 1,288 billion in 2003.

            Other products and services offered by the Fiduciary are:

      SECURITIES MANAGEMENT: Fiducolombia carries out management activities with the goal of improving efficiency in the administration of the shareholders' department in a corporation. Fiducolombia can also act as an agent for payments, a recording agent and a transfer agent.

      SECURITIZATION: This financial mechanism allows companies to obtain financial resources through the public securities markets by the conversion of assets that are traditionally illiquid into liquid assets, usually through the establishment of an autonomous entity with assets that serve as collateral for the issuance of securities. The fiduciary has participated in the securitization process of cattle, real estate, and loan portfolios, among other items.

      ISSUANCE MANAGEMENT: This product is specifically designed for companies that wish to obtain resources directly from the capital markets by issuing securities. Fiducolombia, as managing agent, provides advice, securities issuance, placement through a local broker, interest payment and capital redemption.

      CUSTODY: Fiducolombia has been approved by Morgan Guaranty Trust and The Bank of New York to act as custodian for ADRs and GDRs since 1995.

B.5.VII.    LEASING

            Leasing Colombia, as a BC subsidiary specialized in leasing activities, offers different types of leasing, credit and investment alternatives.

               - FINANCIAL LEASES: Through this product, Leasing Colombia allows customers to lease previously selected assets. Customers lease assets with the option to purchase them at lease-end.

               - OPERATING LEASES: Leasing Colombia provides leased assets, usually involving equipment, for a fixed term that is shorter than the assets useful life. If the sale of the assets for a commercial value at lease-end is initially stipulated, the sale price would be deducted from the monthly lease payments.

            The main activities that require lease financing are infrastructure, import of goods, international leasing, real estate, vehicles for executives, leasing for suppliers, and cattle raising.

            The following table shows Leasing Colombia's number of lease contracts, clients and its net value:

YEAR      NUMBER OF LEASE                            NET VALUE
             CONTRACTS      NUMBER OF CLIENTS       (PS MILLION)
----      ---------------   -----------------       ------------
2002           3,909              2,442               270,099
2003           5,933              3,814               445,670
2004           8,851              5,449               818,483
               =====              =====               =======

            In 2004, Leasing Colombia continued its positive trend. The Company's strong performance was rewarded by an increased sector share, as it was the leasing company with the biggest growth in lease contracts and assets value in the sector (Source: Fedeleasing, November 2004). The net value of the leased goods and the loan portfolio increased 88.4% as compared to 2003 and the after-tax profits showed growth of 152%.

B.5.VIII.   WAREHOUSING AND LOGISTICS

            Almacenar, the warehousing and logistics subsidiary of BC, offers the following portfolio of services:

               -     Warehousing: custody of customer merchandise.

               - Custom Brokerage: assistance with import and export related processes.

               - Inventory Management: warehousing distribution, inventory control.

               - Picking and Packing: product handling, POP (point of purchase) material handling.

               -     Distribution: coordination of transportation.

               -     File Management: custody and file organization.

               - Warrants: issuance of certificates of deposit as guaranty for bank loans.

            Almacenar has been expanding its logistics business, which currently represents 68.9% of its portfolio of services with important penetration in the Pharmaceutical market.

            On March 18, 2005, the Bank announced its intention to sell its ownership in Almacenar. For more information please refer to Item 4. Information on the Company - A. History and Development of the Company - Recent Developments.

B.5.IX.     INVESTMENT BANKING

            Colcorp S.A. ("Colcorp") is a subsidiary of BC that specializes in providing investment banking services to private companies as well as government entities in areas such as mergers and acquisitions, project finance and sindicated loan facilities. Colcorp also owns and manages a diversified equity portfolio, which invests in companies in different sectors of the Colombian economy, including agriculture, telecommunications and toll road concessions. As of December 31, 2004, Colcorp's equity portfolio book value was Ps 268,050 million.

B.5.X.      BROKERAGE

            Comisionista de Colombia S.A. Comisionista de Bolsa ("Comicol"), a subsidiary of BC, offers brokerage services to the Bank's customers as well as to its own customers. In this area, Comicol offers two alternatives: fixed and variable yield instruments, as well as portfolio management, foreign currency intermediation, investment banking and management of investment funds. Comicol manages total assets of Ps 1.7 billion from its customers and clients.

B.5.XI.     OFF-SHORE BANKING

            Bancolombia (Panama) S.A. and Bancolombia Cayman, BC's international Subsidiaries located in Panama and the Cayman Islands, respectively, provide a complete line of banking services mainly to Colombian customers, which include loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments and PC Banking. Through these subsidiaries, BC also offers to its high net worth customers and private banking customers investment opportunities in U.S. dollars, in savings accounts and in checking accounts, CD-Time deposits, and investment funds. In 2004, Bancolombia Cayman started to offer CD-Time deposits and Money Market accounts denominated in Euros. As of December 31, 2004, Bancolombia Panama S.A. and Bancolombia Cayman had 8,596 total customers. In addition, Bancolombia Cayman issues Visa credit cards. At December 31, 2004, 5,961 of these cards issued by the Bank were outstanding.

B.5.XII.    BANCOLOMBIA MIAMI AGENCY

            Bancolombia Miami Agency is an international banking agency that offers a broad range of deposit-taking products and services to non-U.S. residents, mainly BC customers, including savings, money market and checking accounts, time deposits, trade finance, working capital and personal loans, and funds transfers among others. Through the Miami - Agency, the Bank supports its customers in international trade offering cash management services, and processing of import and export letters of credit, stand by letters of credit, guarantees, collections and foreign exchange negotiations. The Agency enhances its products and services portfolio offering new investment and saving opportunities in the U.S. for both individuals and corporations.

            As of December 2004, one year after the set up, the Agency has more than 500 clients and over US$ 50 million in deposits from customers.

B.5.XIII.   COMMERCIAL FINANCE COMPANY ("SUFINANCIAMIENTO")

            In December 2003, BANCOLOMBIA acquired Sufinanciamiento, a finance company targeted at the massive personal banking segment that is not traditionally served by commercial banks, specializing in risk products such as vehicle financing and loans to use at the client's discretion. Sufinanciamiento also finances insurance premiums and payroll loans.

            At present Sufinanciamiento has more than 190,000 customers, representing an increase of 52.47% from 2003. Most of its customers are reached at the point of sale. For example 170,000 credit cards are restricted to use in chain stores through third-party alliance financing under the Almacenes Exito Cupo-Fijo product.

            Sufinanciamiento is making an effort to decrease the average deposit interest rate by selling CDs through Bancolombia's distribution network, thus reducing the percentage of treasury deposits.

            Sufinanciamiento has experienced significant loan portfolio growth. In 2004, it showed an average increase of 59.7%. This growth was possible due to the upward trend in the vehicle loan business, which represented 78.3% of this company's portfolio.

            Sufinanciamiento has reached second place in Colombia loans among finance companies and the difference with the leader has been reduced significantly.

B.5.XIV.    NEW PRODUCTS OR SERVICES

            During 2004, the Bank launched the following products and services:

B.5.XIV.A.  SERVICE AND SALES EXTENSION BRANCH OFFICES

            Extension Branch Offices are offices opened near an existing BC branch. Through its Extension Branch Offices BC offers different types of services, financial assessment, and sales of products, using a multiple tasks cashier and a multiple tasks commercial advisor. The Manager of the Extension Branch Office is the Manager of the closest branch. In addition, these extension branch offices have BANCOLOMBIA's e-channels.

B.5.XIV.B.  INTERNATIONAL WIRE TRANSFER PRODUCTS

            During the second half of 2004, the Bank began implementing a new strategy for the international wire transfer business. Commercial agreements were signed with different specialized wire transfer companies who have broad presence in the main countries where Colombians migrate: United States and Spain. The Bank also continued signing agreements with banks in Spain for the receipt and payment of family wire transfers in Colombia.

            The new agreements are listed below:

               -     In operation at December 31, 2004:

                     --    Ria Telecommunications Inc.

                     --    Remesas Quisqueyana Inc.

                     --    La Caja de Ahorros y Pensiones de Barcelona - La
                           Caixa

               -     Soon to enter into operation:

                     --    Dollar Express Inc. - DolEx

                     --    Bancomercio de El Salvador Inc.

                     --    Caja de Ahorros y Monte de Piedad de Madrid - Caja
                           Madrid

                     --    Banco Santander Central Hispano S.A.

B.5.XIV.C.  CREDIT CARD PRODUCTS AND SERVICES

            "Bancolombia Distribucion" Credit Card: During 2004, the product "Bancolombia Distribucion" was launched. It is targeted at wholesale companies and replaces the Private Credit product for those companies. This card enables the Bank to handle everything from risk analysis to accounts receivable collection. The use of this card is restricted and goods or raw materials can only be bought from the vendor company, ensuring that the line of credit can only be used for this purpose. Likewise, the Bank facilitates accounts receivable collection through its different branches nationwide.

            In 2004, an agreement was entered into with Sodimac Colombia S.A. (Homecenter wholesale stores). For additional information see Item 4. Information on the Company - B. Business Overview - B.5. Products and Services - B.5.iii. Credit Cards - Consolidation of the market position of the Bancolombia Distribucion Sodimac Business.

            At present, there is a sales force devoted to entering Bancolombia Distribucion agreements with wholesale companies.

B.5.XIV.D.  PREFERENTIAL BANKING SEGMENT PRODUCTS

            In April 2004, the Preferential Account was launched. This is a service exclusively for our Preferential Banking Segment customers through which the Bank automatically covers overdrafts in their checking account, either from funds in their savings account or from an Audioprestamo disbursement.

            "Preferencial Debit Card": In August 2004 we launched Bancolombia "Preferencial Debit Card", a product especially designed for our customers in the Preferential Banking Segment, with exclusive conditions for this type of customer. It is also the access key to Bancolombia checking accounts and/or savings accounts for our Preferential Customers.

B.6.        COMPETITION

B.6.I.      DESCRIPTION OF THE COLOMBIAN FINANCIAL SYSTEM

            The Colombian financial system was historically comprised of specialized institutions operating in market niches that were regulated and delineated by law. However, Law 45 of 1990, Law 35 of 1993 and the Estatuto Organico del Sistema Financiero (Decree 663 of 1993, as amended) significantly deregulated the Colombian financial system, providing commercial banks with the opportunity to set up subsidiaries to compete in different markets, and permitting other financial institutions to enter markets in the Colombian financial system from which they had previously been excluded. These laws have increased competition among the different types of financial institutions, promoted consolidation of the financial industry and created considerable overlap in the permitted scope of business activities of the various types of financial institutions, particularly with respect to foreign exchange operations. This legal framework also permits foreign investment in all types of financial institutions.

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

            As of December 31, 2004, the principal participants in the Colombian financial system were the Central Bank, 28 commercial banks (15 domestic banks, 9 foreign banks, and 4 official banks), 4 finance corporations, 15 commercial finance companies, 9 leasing companies, and 9 government-owned development banks. In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, and pension and severance pay funds also participate in the Colombian financial system.

            As of December 31, 2004, 68.66% of the total assets of credit institutions were held by the Colombian private sector, 16.23% by the foreign private sector, and 15.11% by public institutions.

      FINANCIAL SYSTEM EVOLUTION IN 2004

            In 2004, the Colombian financial system recovery process was strengthened. At December 2004, the Credit Institution system profits showed 2.9 trillion Colombian pesos, a growth of 69.04% over the year before.

            The positive results in the financial sector in 2004 were, to a great extent, the product of increased revenues from the valuation of investments at market prices and improved efficiency levels. The above was accompanied by increased demand in the credit market, better asset quality and coverage indicators, and a higher return on equity. In addition, credit institution solvency remains at high levels, surpassing the legal minimum of 9.0% by 480 basis points. Also, the monetary policy aimed at expanding the economy has enabled sustained high levels of liquidity and consequently low interest rates. At the end of December, 2004, the financial sector contributed 5.74% of the GDP growth, a level similar to that recorded before the 1999 crisis. With these results, this sector solidified its importance in the Colombian economic environment.

B.6.II.     BANCOLOMBIA AND ITS COMPETITORS

      INDICATORS FOR BANCOLOMBIA AND ITS COMPETITORS

            In 2004, the capital adequacy, loan portfolio risk exposure, profitability and efficiency indicators improved for the financial system at large. BC's solvency indicator was 13.4%. (For information on how the solvency ratio is measured, see Item 4. Information on the Company - B. Business Overview
- B.7. Supervision and Regulation - Capital Adequacy Requirements). The efficiency indicator (measured as operating expenses/total assets) went from 6.3% in December 2003 to 5.9% in December 2004. The loan portfolio quality (past due loans/total loans) decreased to 1.45% as compared to 1.49% in 2003. Similarly, portfolio coverage (allowances/past due loans) notably improved to levels of 302%.

            The following table lists key indicators for BC and its main competitors:

                                                      PAST DUE LOAN/    ALLOWANCES/PAST
                         ROAE              ROAA        TOTAL LOANS         DUE LOANS     CAPITAL ADEQUACY
                    ---------------   --------------  --------------  -----------------  ----------------
                    DEC-03   DEC-04   DEC-03  DEC-04  DEC-03  DEC-04  DEC-03     DEC-04  DEC-03    DEC-04
Bancolombia
  (unconsolidated)   20.1%    25.7%     2.8%    3.5%    1.6%   1.5%   298.5%     288.0%   13.2%     13.3%
Banco de Bogota      23.2%    26.9%     2.9%    3.1%    2.2%   1.7%   212.8%     207.7%    9.8%     13.1%
Banco de
  Occidente          20.7%    24.4%     2.3%    2.8%    2.9%   2.3%   224.7%     258.2%    9.9%     11.1%
BBVA                 10.9%    18.1%     0.9%    1.6%    4.1%   2.8%   201.7%     245.9%   11.1%     11.1%
Citibank             12.6%    22.5%     1.9%    3.5%    1.0%   1.4%   219.4%     120.6%   13.6%     14.1%
Davivienda           14.6%    26.2%     1.8%    3.3%   10.6%   3.3%    96.7%     209.9%   19.3%     18.7%
Banco Popular        18.8%    25.5%     1.9%    2.5%    5.5%   3.5%   116.4%     153.1%    9.6%     13.0%
                     ====     ====      ===     ===    ====    ===    =====      =====    ====      ====

Source: Superintendency of Banking

            BC is the market leader in most of the types of loans and deposits. Its main competitors in the corporate sector are Banco de Bogota, Banco de Occidente, BBVA, and Citibank. In the consumer sector the main competitors are Banco Popular, Banco de Occidente, and Conavi. The graphics below show BC's (unconsolidated) and its competitors' market share in the various products, based on Superintendency of Banking data for the years 2002, 2003, and 2004.

            The following graphs show BC's (unconsolidated) and its main competitors' market share according to information compiled by the Superintendency of Banking for the years 2002, 2003 and 2004:

                                 TOTAL NET LOANS
                                  MARKET SHARE

                                  [BAR CHART]

            Bancolombia     Bogota   BBVA    Davivienda   Popular
Jan-Dec-02      12.4          9.1     6.7       6.7         5.5
Jan-Dec-03      13            9.4     6.7       6.4         5.4
Jan-Dec-04      13.8          9.7     7.4       5.8         5.5

                                  TIME DEPOSITS
                                  MARKET SHARE

                                  [BAR CHART]

             Bancolombia   AV Villas  Davivienda  Bogota   BBVA
Jan-Dec-02      11.3          8.1        7.8        5.4     5.9
Jan-Dec-03      11.6          8.1        7.6        4.2     6.1
Jan-Dec-04      11.8          7.6        7          5.3     6.4

                                CHECKING ACCOUNTS
                                  MARKET SHARE

                                  [BAR CHART]

             Bancolombia  Bogota   BBVA    Occidente   Popular
Jan-Dec-02      16.7       15.3    11.1       9          7.4
Jan-Dec-03      17.4       15.3    10         9.1        6.9
Jan-Dec-04      17.9       15.9     9.6       9.5        6.5

                                SAVING ACCOUNTS
                                  MARKET SHARE

                                  [BAR CHART]

             Bancolombia  Conavi  Bogota  Davivienda  BBVA
Jan-Dec-02      10.4       10.6     7.5     8.4        7.2
Jan-Dec-03      10.6        9.9     8.4     8          7.5
Jan-Dec-04      10.5        9.2    10.1     7.6        8.5

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

               - In addition, the Superintendency of Banking makes on-site inspections of Colombian financial institutions, including BC, on a regular basis.

               - Ministry of Finance: As part of its duties, the Ministry of Finance issues Decrees relating to financial matters that may affect banking operations in Colombia.

               - Superintendency of Securities: The Superintendency of Securities monitors, promotes and regulates the market for publicly traded securities in Colombia and oversees its main participants, including the Colombian Stock Exchange, brokers, dealers, mutual funds, and issuers. Since BC's Common Shares and Preferred Shares are publicly traded on the Colombian Stock Exchange, certain aspects of BC's operations as issuer are supervised by the Superintendency of Securities.

               - Central Bank: The Central Bank exercises the customary functions of a central bank, including price stabilization, legal currency issuance, regulation of currency circulation, credit and exchange rate monitoring and administration of international reserves. Its Board of Directors is the regulatory authority for monetary, currency exchange and credit policies, and is responsible for the direction and execution of the Central Bank's duties. The Central Bank also acts as lender of last resort to financial institutions.

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

      REGULATORY FRAMEWORK FOR COLOMBIAN BANKING INSTITUTIONS

            The basic regulatory framework for the operations of the Colombian financial sector is set forth in Decree 663 of 1993, modified by Law 510 of 1999, Law 546 of 1999 and Law 795 of 2003. Laws 510 and 795 substantially modified the control, regulation and surveillance powers of the Superintendency of Banking. Law 510 also streamlined the procedures for the Fondo de Garantias de Instituciones Financieras ("Fogafin"), a fund meant to assist troubled financial institutions, to intervene on behalf of economically troubled companies. The main objective of Law 510 is to increase the solvency and stability of Colombia's financial institutions, by establishing rules for their incorporation, the permitted investments of credit institutions, insurance companies and investment companies. Law 546 of 1999 regulated the system of long-term home loans. Later on, Law 795 was issued with the main objective of broadening the scope of activities to be performed by financial institutions and to update Colombian regulations with the latest principles of the Basel Committee. Law 795 also increased the minimum capital requirements in order to incorporate a financial institution (for more information see "Minimum Capital Requirements" below) and authorized the Superintendency of Banking to take precautionary measures, consisting mainly in preventive interventions with respect to financial institutions whose capital falls below certain thresholds. Such financial institutions, in order to avoid a temporary take-over by the Superintendency of Banking, must submit to the Superintendency a restructuring program to restore their financial situation.

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

      KEY INTEREST RATES

            Colombian commercial banks, finance corporations and commercial finance companies are required to report to the Central Bank, on a weekly basis, data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes the Tasa de Captaciones de Corporaciones Financieras ("TCC") and the Depositos a Termino Fijo ("DTF") rates, which are published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The TCC is the weighted average interest rate paid by finance corporations for deposit maturities of 90 days. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and commercial finance companies for certificates of deposit with maturities of 90 days. For the week of May 23 - 29, 2005, the DTF was 7.17% and the TCC was 7.71%.

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

            Technical Capital for the purposes of the regulations consists of basic capital ("Primary Capital") and additional capital ("Secondary Capital") (collectively, "Technical Capital"). Primary Capital consists mainly of:

               -    outstanding and paid-in capital stock;

               -    legal and other reserves;

               -    profits retained from prior fiscal years;

               - the total value, if positive, of the reappraisal of equity account and the foreign currency translation adjustment;

               - the balance of the financial statements conversion adjustment;

               - current fiscal year profits in a proportion equal to the percentage of prior fiscal year profits that were capitalized, or allocated to increase the legal reserve, or used to cover accrued losses;

               - any representative shares held as guarantee when the entity is in compliance with a recovery program aimed at bringing the Bank back into compliance with capital adequacy requirements (if the Superintendency of Banking establishes that such recovery program has failed, these shares shall not be computed);

               - bonds issued by financial institutions and subscribed by Fondo de Garantias de Instituciones Financieras ("Fogafin") when they comply with the requirements stated in the regulations;

               -    the surplus capital account from donations;

               -    the value of the capital advance payments; and

               -    the value of the liabilities owed by minority interests.

            Items deducted from Primary Capital are:

               -    any prior or current period losses;

               - the total value of the primary capital revaluation account (if negative);

               - accumulated inflation adjustment on non-monetary assets (provided that the respective assets have not been transferred);

               - capital investments in entities (excluding subsidiaries) subject to the supervision of the Superintendency of Banking (including purchases of mandatory convertible bonds); and

               - capital investments (including purchases of mandatory convertible bonds) in foreign financial institutions where the investor holds at least 20% of the capital of said institution.

            Secondary Capital consists of other reserves and retained earnings, which are added to the Primary Capital in order to establish the total Technical Capital. Secondary Capital includes:

               - 50% of the accumulated inflation adjustment of non-monetary assets (provided that such assets have not been disposed of);

               - 50% of asset reappraisal (excluding revaluations of foreclosed assets);

               - 50% of the gross unrealized gain or loss on investments available for sale;

               - mandatory convertible bonds (provided that the terms and conditions of their issuance were approved by the Superintendency of Banking);

               - market value of subscribed subordinated bonds as long as said bonds do not exceed 50% of Primary capital, and comply with additional requirements;

               - the value of the direct or indirect capital investments and the mandatory convertible bonds devaluation; and

               -    general allowances.

            The following items are deducted from Secondary Capital:

               - 50% of the direct or indirect capital investments (in entities subject to the supervision of the Superintendency of Banking) and mandatory convertible bonds reappraisal;

               - the value of the devaluation of equity investments with low exchange volume or which are unquoted.

            In computing Technical Capital, Secondary Capital may not exceed (but can be less than) the total amount of Primary Capital.

            The following table sets forth certain information regarding the Bank's capital adequacy as of December 31, 2004:

                                                                              AS OF DECEMBER 31,
                                                                                     2004
                                                                             -------------------
                                                                             (Ps million, except
                                                                                 percentages)
Subscribed capital.........................................................   Ps         355,119
Capital Advance Payments...................................................                   10
Legal reserve and other reserves...........................................            1,010,481
Unappropriated retained earnings...........................................               43,278
Net Income.................................................................              438,059
LESS:
         Long - term investments...........................................             (155,772)
         Non - monetary inflation adjustment...............................             (191,701)
                                                                              ------------------
Primary capital (Tier I)...................................................   Ps       1,499,474
                                                                              ==================

Reappraisal of assets......................................................   Ps          62,826
Provision loans............................................................              103,329
Non-monetary inflation adjustment..........................................              108,893
Market value of subordinated bonds.........................................                4,500
                                                                              ------------------
Computed secondary capital (Tier II).......................................   Ps         279,548
                                                                              ==================
Primary capital (Tier I)...................................................   Ps       1,499,474
Secondary capital (up to an amount equal to primary capital) (Tier II).....              279,548
                                                                              ------------------
Technical Capital..........................................................   Ps       1,779,022
                                                                              ==================

Capital ratios
Primary capital to risk-weighted assets (Tier I)...........................                11.32%
Secondary capital to risk-weighted assets (Tier II)........................                 2.11%
                                                                              ------------------
Technical capital to risk-weighted assets .................................                13.44%
                                                                              ==================

Risk weighted assets ......................................................   Ps      13,240,657
                                                                              ==================

            As of December 31, 2004, the Bank's Technical Capital ratio was 13.44%, thereby exceeding the requirements of the Colombian government and the Superintendency of Banking by 444 basis points. The Bank's capital has fluctuated over time. There can be no assurance that the Bank will not continue to experience such fluctuations in the future. The Bank expects, however, to be able to continue to meet all capital adequacy requirements under Colombian law.

            Liquidity risks are currently regulated and market risks are currently governed by External Circular 100 of 1995, as amended, issued by the Superintendency of Banking. This circular defines criteria and procedures for measuring the Bank's exposure to interest rate risk, foreign exchange risk, and market risk. Under the regulations, the Bank must send to the Superintendency of Banking information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Since January 2002, Colombian Banks have also been required to calculate, for each position on the balance sheet, a volatility rate and a parametric VaR (value at risk), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the Superintendency of Banking.

      MINIMUM CAPITAL REQUIREMENTS

            The minimum capital requirements for banks on an unconsolidated basis is now contained in Law 795 of 2003, and as of January 1, 2005 was Ps 54,192 million. Failure to meet such requirements can result in the imposition of a fine by the Superintendency of Banking of 3.5% of the difference between the required minimum capital and the Bank's effective capital. The Bank has met all such requirements. As of December 31, 2004, the Bank's total capital consisted of Ps 355,119 million of paid-in capital stock and Ps 1,010,481 million of legal and other reserve funds.

      FOREIGN CURRENCY POSITION REQUIREMENTS

            According to Central Bank regulations, the Bank's Foreign Currency Position is the difference between the Bank's foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

            Resolution 4 of 2001 of the Board of Directors of the Central Bank, modified by Resolution 2 of 2003 and 1 of 2004, provides that a bank's Foreign Currency Position cannot, if assets are greater than liabilities, exceed 20% of the bank's Technical Capital. Currency exchange intermediaries such as BC are permitted to hold a negative Foreign Currency Position not exceeding the equivalent in foreign currency of 5% of its Technical Capital (with penalties being payable after the first business day). As of May 29, 2005, BC had an unconsolidated dollar-denominated positive net assets position of US$ 94.7 million, which falls within the aforementioned regulatory guidelines. For further discussion, see Note 3 to the Financial Statements.

            The Central Bank also established the Foreign Currency Position in Cash ("Posicion Propia de Contado en Moneda Extranjera") as the difference between all foreign currency-denominated assets and liabilities. A bank's Foreign Currency Position in cash can not exceed 50% of the bank's Technical Capital. In order to control the peso appreciation that occurred during 2003, on January 23, 2004, the Board of Directors of the Central Bank issued External Resolution No. 1 forbidding currency exchange intermediaries, such as BC, to hold negative Foreign Currency Positions in Cash, and therefore established a minimum of zero for the Foreign Currency Positions in Cash applicable as of March 31, 2004. This measure has not affected BC significantly.

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

                                                               RESERVE REQUIREMENT (%)
                                                               -----------------------
Private demand deposits.....................................             13
Government demand deposits..................................             13
Other deposits and liabilities..............................             13
Savings deposits............................................              6
Time Deposits (1)...........................................            0-2.5

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

      BAD LOAN ALLOWANCE

            The Superintendency of Banking has issued guidelines on bad loan allowances for Colombian credit institutions. See Item 4. Information on the Company - E. Selected Statistical Information - E.4. Summary of Loan Loss Experience - Allowance for Loan Losses.

      LENDING ACTIVITIES

            The government, pursuant to Decrees 2360 and 2653, each of 1993, set the maximum amounts that each financial institution may lend to a single borrower (including for this purpose all related fees, expenses and charges). These maximum amounts may not exceed 10% of a commercial bank's Technical Capital. The limit is raised to 25% when any amounts lent above 5% of Technical Capital are secured by guarantees that comply with the financial institutions' guidelines, in accordance with the requirements set forth in Decrees 2360 and 2653. Also, according to Decree 1886 of 1994, the Bank may not make a loan to any shareholder that holds directly more than 10% of its capital stock, for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding directly or indirectly 20% or more of the Bank's capital stock exceed 20% of the Bank's Technical Capital. In addition, no loan to a single financial institution may exceed 30% of the Bank's Technical Capital. As of December 31, 2004, the Bank's lending limit per borrower on an unconsolidated basis was Ps 143,385 million for unsecured loans and Ps 358,462 million for secured loans. If a financial institution exceeds these limits, the Superintendency of Banking may impose a fine up to twice the amount by which any such loan exceeded the limit. At December 31, 2004, the Bank was in compliance with these limitations.

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

            Pursuant to Decree 663 adopted by the government on 1993, as amended by Law 795 of 2003, any transaction resulting in an individual or corporation holding 10% or more of any class of capital stock of any Colombian financial institution, including in the case of BC, transactions resulting in holding ADRs representing 10% or more of the outstanding stock of BC, must receive prior authorization from the Superintendency of Banking. In granting its approval, the Superintendency of Banking will evaluate the proposed transaction based on the criteria and guidelines specified in Law 510 of 1999, as amended by Law 795 of 2003. Transactions entered into without the Superintendency of Banking's prior approval are void and cannot be recorded in the stock registry of the financial institution. These restrictions apply equally to foreign investors and Colombian persons.

            In addition to the above restriction, pursuant to Resolution 400 of 1995, as amended, issued by the Superintendency of Securities, any transaction involving the sale of publicly traded stock of any Colombian company, including in the case of the Bank, any sale of the Preferred Shares, for 66,000 UVRs or more, must be effected through The Colombian Stock Exchange.

      DEPOSIT INSURANCE

            To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 1988 of the Board of Directors of Fogafin, as amended, requires mandatory deposit insurance. Under this Resolution No. 1, banks must pay an annual premium of 0.5% of total funds received on saving accounts, checking accounts and certificates of deposit. If a bank is liquidated, the deposit insurance will cover 75% of all funds deposited by an individual or corporation with such bank, up to a maximum of Ps 20 million. Thus, the maximum amount that a customer of a liquidated financial institution is entitled to recover under deposit insurance is Ps 15 million.

      INTERVENTION POWERS OF THE SUPERINTENDENCY OF BANKING

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

               - fails to comply with the instruction of the Superintendency of Banking for the exclusion of assets or liabilities, or

               - fails to comply with the program of graduate closing operations agreed with the Superintendency of Banking.

            The Superintendency of Banking may immediately seize the operations and assets of a bank if: (a) its Technical Capital falls below 40% of the minimum capital adequacy requirements, or (b) the term to present a restructuring program mandated by the Superintendency of Banking has lapsed or its purpose has not been accomplished. Rather than seizing the operations and assets of a bank, the Superintendency of Banking may adopt other preventive measures, such as imposing additional reserve requirements on the commercial bank, ordering the increase of its capital stock or the investment of certain or all of its assets, and placing the bank under special surveillance.

      ANTI-MONEY LAUNDERING PROVISIONS

            The regulatory framework to prevent and control money laundering is composed of External Circulars 025 of 2003 and 034 of 2004 of the Superintendency of Banking, which regulates and controls anti-money laundering issues for financial institutions in Colombia. These Circulars adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering - FATF. These rules emphasize "know your customer" policies, as well as complete knowledge by financial institutions of their users and markets. They also establish new processes and parameters to identify and monitor a financial institution's customers. According to these regulations, financial institutions must cooperate with the competent authorities to prevent and control money laundering and terrorism.

      TROUBLED FINANCIAL INSTITUTIONS

            In response to the crisis faced by the Colombian financial system during the early 1980s, in 1985 the government created the Fondo de Garantias de Instituciones Financieras ("Fogafin"), a fund meant to assist troubled financial institutions. Subject to specific limitations, Fogafin is authorized to provide equity (whether or not reducing the par value of the recipient's shares) and/or secured credits to troubled financial institutions, and to insure deposits of commercial banks and certain other financial institutions. In 1998 and 1999, to address the adverse effects of the economic crisis, Law 550 (Ley de Reactivacion Economica), Law 546 (Ley de Vivienda), External Circular 039 and External Circular 044 were also adopted. These regulations sought to aid the recovery of the Colombian economy, by helping troubled companies and had some influence on the Bank's credit policies for such companies. Notably, under Law 546 of 1999, savings and loan institutions were required to convert into commercial and savings banks. Also, under this law, commercial banks cannot have participation in other commercial banks for more than 5 years. Therefore, the Bank's participation in Conavi (a commercial bank) was only permitted until December 2004. Nevertheless, on December 3, 2004, considering the proposed Merger between Bancolombia, Conavi and Corfinsura, the Superintendency of Banking granted BC an extension of 9 months on the permitted term, allowing the Bank to maintain its participation in Conavi until September 2005.

B.8.        RAW MATERIALS

            The Bank is not dependent on sources or availability of raw materials.

C.          ORGANIZATIONAL STRUCTURE

            The following is a list of BC's significant subsidiaries as of December 31, 2004:

      SUBSIDIARIES

                                                JURISDICTION OF
                   ENTITY                        INCORPORATION                BUSINESS             SHAREHOLDING
----------------------------------------------  ---------------   ------------------------------   ------------
Almacenes Generales de Deposito Mercantil S.A.
   ALMACENAR                                    Colombia          Warehousing and logistics           98.25%
Fiducolombia S.A.                               Colombia          Trust                               96.16%
Bancolombia Panama S.A.                         Panama            Banking                            100.00%
Bancolombia Cayman                              Cayman Islands    Banking                            100.00%
Leasing Colombia S.A.                           Colombia          Leasing                             99.99%
Compania Suramericana de Financiamiento                           Finance
   Comercial S.A. SUFINANCIAMIENTO              Colombia                                              99.99%
Colcorp S.A. Corporacion Financiera             Colombia          Finance                            100.00%
Comisionista de Colombia S.A.                   Colombia          Securities Brokerage                99.99%
Abocol S.A.                                     Colombia          Chemical                            92.32%
Valores Simesa S.A.                             Colombia          Various Commercial Investments      71.75%
Inmobiliaria Bancol S.A.                        Colombia          Real Estate Broker                  98.95%
Fundicom S.A.                                   Colombia          Metals Engineering                  79.87%
Unicargo de Colombia S.A.                       Colombia          Freight Service                     98.35%
Sistema de Inversiones y Negocios S.A.          Panama            Commercial Entity                  100.00%
Sinesa Holding Company                          British Virgin
                                                Island            Commercial Entity                  100.00%

                                                JURISDICTION OF
                   ENTITY                        INCORPORATION                BUSINESS             SHAREHOLDING
----------------------------------------------  ---------------   ----------------------------     ------------
Todo UNO Colombia                               Colombia          E-commerce                          53.92%
Future Net Inc.                                 Panama            E-commerce                          60.02%
Compania Metalurgica Colombiana S.A.
 COMECOL (1)                                    Colombia          Metals Engineering                  39.65%
Sociedad Portuaria Mamonal S.A.                 Colombia          Customs Office                      92.69%
Abocol Costa Rica S.A.                          Costa Rica        Chemical Products Commercial        92.43%
Fertillanos Ltda.                               Colombia          Chemical Products Commercial        55.39%
                                                                                                      =====

--------------------

      (1) Controlled through other subsidiaries (Valores Simesa S.A. and Colcorp S.A.)

D.          PROPERTY, PLANT AND EQUIPMENT

            As of December 31, 2004, the Bank owned Ps 354.31 billion in equipment. Ps 175.62 billion correspond to land and buildings, of which approximately 73.11% are administrative real estate and branches, located in 80 municipalities, but mainly in the cities of Bogota, Medellin and Cali. Ps 60.8 billion correspond to computer equipment, of which 72% corresponds to the central computer and servers and the rest are PCs, ATMs, telecommunications equipment and other equipment.

            In addition to its own branches, the Bank occupies 177 rented offices.

            The Bank does not have any liens on its property.

            For the purpose of centralizing operations, and in order to meet the Bank's additional physical space requirements in 2004, various departments were transferred to a single rented building, for which renovations are estimated at Ps 7.26 billion.

E.          SELECTED STATISTICAL INFORMATION

            The following information is included for analytical purposes and should be read in conjunction with Item 5. Operating and Financial Review and Prospects.

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

                          R(p) = (1 + N(p))/(1 + I) -1

      WHERE:

      R(p) = real average interest rate on peso-denominated assets and liabilities for the period.

      N(p) = nominal average interest rate on peso-denominated assets and liabilities for the period.

      I     = inflation rate in Colombia for the period (based on the Colombian wholesale inflation rate).

            Under this adjustment formula, assuming positive nominal average interest rates, the real average interest rate on a portfolio of peso-denominated assets or liabilities would be equal to the nominal average interest rate on that portfolio if the inflation rate were zero. The real average interest rate can be negative for a portfolio of peso-denominated interest-earning assets when the inflation rate for the period is higher than the average nominal rate of this interest-earning asset portfolio for the same period. In addition, the real average interest rate would be negative if the inflation rate were greater than the average nominal interest rate.

      AVERAGE BALANCE SHEET

            The following tables show for the years ended December 31, 2002, 2003 and 2004, respectively:

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

                                      AVERAGE BALANCE SHEET AND INCOME FROM INTEREST-EARNING ASSETS FOR THE FISCAL YEARS
                                                                   ENDED DECEMBER 31,
                                   ----------------------------------------------------------------------------------------------
                                                      2002                                           2003
                                   ----------------------------------------------  ----------------------------------------------
                                                               AVERAGE   AVERAGE                               AVERAGE   AVERAGE
                                                               NOMINAL     REAL                                NOMINAL     REAL
                                      AVERAGE      INTEREST    INTEREST  INTEREST     AVERAGE      INTEREST    INTEREST  INTEREST
                                      BALANCE       EARNED       RATE      RATE       BALANCE       EARNED       RATE      RATE
                                   -------------  -----------  --------  --------  -------------  -----------  --------  --------
                                                                                      (Ps million, except percentages)
ASSETS(1)
INTEREST-EARNING ASSETS(2):
Overnight funds
  Peso-denominated..............   Ps     14,221  Ps    9,730   68.4%     57.4%    Ps      2,158  Ps       16    0.7%      -5.4%
  Dollar-denominated............         226,535        2,095    0.9%      0.9%          403,788        4,747    1.2%       1.2%
                                   -------------  -----------                      -------------  -----------
    Total.......................         240,756       11,825    4.9%                    405,946        4,763    1.2%
Investment securities (4)
  Peso-denominated..............       1,908,293        6,352    0.3%     -6.3%        2,328,676      318,404   13.7%       6.7%
  Dollar-denominated............       1,663,565       (6,105)  -0.4%     -0.4%        1,719,568      158,316    9.2%       9.2%
                                   -------------  -----------                      -------------  -----------
    Total.......................       3,571,858          247    0.0%                  4,048,244      476,720   11.8%
Loans(3) (5)
  Peso-denominated..............       4,355,031      671,657   15.4%      7.9%        5,526,391      849,441   15.4%       8.3%
  Dollar-denominated............       1,046,841       54,455    5.2%      5.2%        1,485,688       69,331    4.7%       4.7%
                                   -------------  -----------                      -------------  -----------
    Total.......................       5,401,872      726,112   13.4%                  7,012,079      918,772   13.1%
Total interest-earning assets
  Peso-denominated..............       6,277,545      687,739   11.0%      3.7%        7,857,225    1,167,861   14.9%       7.9%
  Dollar-denominated............       2,936,941       50,445    1.7%      1.7%        3,609,044      232,394    6.4%       6.4%
                                   -------------  -----------                      -------------  -----------
    Total.......................       9,214,486      738,184    8.0%                 11,466,269    1,400,255   12.2%
NON INTEREST-EARNING ASSETS:
Cash due from banks and
Central Bank
  Peso-denominated..............         386,770                                         463,495
  Dollar-denominated............          28,403                                         161,124
                                   -------------                                   -------------
    Total.......................         415,173                                         624,619
Allowance for loan losses
  Peso-denominated..............        (250,972)                                       (293,112)
  Dollar-denominated............         (42,164)                                        (69,455)
                                   -------------                                   -------------
    Total.......................        (293,136)                                       (362,567)
Non-performing loans
  Peso-denominated..............         130,228                                          85,318
  Dollar-denominated............          44,536                                          17,063
                                   -------------                                   -------------
    Total.......................         174,764                                         102,381
Customers' acceptances
  Peso-denominated..............          (3,799)                                        153,776
  Dollar-denominated............          23,980                                        (127,673)
                                   -------------                                   -------------
    Total.......................          20,181                                          26,103

                                                     2004
                                   ---------------------------------------------
                                                              AVERAGE   AVERAGE
                                                              NOMINAL     REAL
                                     AVERAGE      INTEREST    INTEREST  INTEREST
                                     BALANCE       EARNED       RATE      RATE
                                   ------------  -----------  --------  --------
ASSETS(1)
INTEREST-EARNING ASSETS(2):
Overnight funds
  Peso-denominated..............   Ps     7,681  Ps    1,759    22.9%     16.5%
  Dollar-denominated............        332,953        5,414     1.6%      1.6%
                                   ------------  -----------
    Total.......................        340,634        7,173     2.1%
Investment securities (4)
  Peso-denominated..............      2,937,411      378,820    12.9%      7.0%
  Dollar-denominated............      1,654,701      153,697     9.3%      9.3%
                                   ------------  -----------
    Total.......................      4,592,112      532,517    11.6%
Loans(3) (5)
  Peso-denominated..............      7,043,820    1,040,049    14.8%      8.8%
  Dollar-denominated............      1,928,495      100,838     5.2%      5.2%
                                   ------------  -----------
    Total.......................      8,972,315    1,140,887    12.7%
Total interest-earning assets
  Peso-denominated..............      9,988,912    1,420,628    14.2%      8.3%
  Dollar-denominated............      3,916,149      259,949     6.6%      6.6%
                                   ------------  -----------
    Total.......................     13,905,061    1,680,577    12.1%
NON INTEREST-EARNING ASSETS:
Cash due from banks and
Central Bank
  Peso-denominated..............        503,402
  Dollar-denominated............        205,868
                                   ------------
    Total.......................        709,270
Allowance for loan losses
  Peso-denominated..............       (335,539)
  Dollar-denominated............        (89,142)
                                   ------------
    Total.......................       (424,681)
Non-performing loans
  Peso-denominated..............         86,024
  Dollar-denominated............          7,119
                                   ------------
    Total.......................         93,143
Customers' acceptances
  Peso-denominated..............        545,029
  Dollar-denominated............       (487,565)
                                   ------------
    Total.......................         57,464

                                      AVERAGE BALANCE SHEET AND INCOME FROM INTEREST-EARNING ASSETS FOR THE FISCAL YEARS
                                                                   ENDED DECEMBER 31,
                                   ----------------------------------------------------------------------------------------------
                                                      2002                                           2003
                                   ----------------------------------------------  ----------------------------------------------
                                                               AVERAGE   AVERAGE                               AVERAGE   AVERAGE
                                                               NOMINAL     REAL                                NOMINAL     REAL
                                      AVERAGE      INTEREST    INTEREST  INTEREST     AVERAGE       INTEREST   INTEREST  INTEREST
                                      BALANCE       EARNED       RATE      RATE       BALANCE        EARNED      RATE      RATE
                                   -------------  -----------  --------  --------  -------------  ------------ --------  --------
                                                                                      (Ps million, except percentages)
Accounts receivable, net
  Peso-denominated..............         166,091                                         217,143
  Dollar-denominated............           6,801                                          43,232
                                   -------------                                   -------------
    Total.......................         172,892                                         260,375
Foreclosed assets, net
  Peso-denominated..............          74,314                                          38,063
  Dollar-denominated............           1,050                                               -
                                   -------------                                   -------------
    Total.......................          75,364                                          38,063
Premises and equipment, net (5)
  Peso-denominated..............         490,785                                         627,628
  Dollar-denominated............         152,897                                         119,042
                                   -------------                                   -------------
    Total.......................         643,682                                         746,670
Other assets
  Peso-denominated..............         671,958                                         804,439
  Dollar-denominated............          85,997                                          94,429
                                   -------------                                   -------------
    Total.......................         757,955                                         898,868
Total non interest-earning
 assets
  Peso-denominated..............       1,665,375                                       2,096,750
  Dollar-denominated............         301,500                                         237,762
                                   -------------                                   -------------
    Total.......................       1,966,875                                       2,334,512

Total interest and non interest-
  earnings assets
  Peso-denominated..............       7,942,920      687,739                          9,953,975     1,167,861
  Dollar-denominated............       3,238,441       50,445                          3,846,806       232,394
                                   -------------  -----------                      -------------  ------------
     TOTAL ASSETS...............   Ps 11,181,361  Ps  738,184                      Ps 13,800,781  Ps 1,400,255
                                   =============  ===========                      =============  ============

                                                        2004
                                   --------------------------------------------------
                                                                  AVERAGE    AVERAGE
                                                                  NOMINAL      REAL
                                      AVERAGE        INTEREST     INTEREST   INTEREST
                                      BALANCE         EARNED        RATE       RATE
                                   -------------   ------------   --------   --------
Accounts receivable, net
  Peso-denominated..............         138,710
  Dollar-denominated............          11,947
                                   -------------
    Total.......................         150,657
Foreclosed assets, net
  Peso-denominated..............          23,890
  Dollar-denominated............               -
                                   -------------
    Total.......................          23,890
Premises and equipment, net (5)
  Peso-denominated..............         346,870
  Dollar-denominated............          10,704
                                   -------------
    Total.......................         357,574
Other assets
  Peso-denominated..............       1,106,888
  Dollar-denominated............          (7,523)
                                   -------------
    Total.......................       1,099,365
Total non interest-earning
 assets
  Peso-denominated..............       2,415,274
  Dollar-denominated............        (348,592)
                                    ------------
    Total.......................       2,066,682

Total interest and non interest-
  earnings assets
  Peso-denominated..............      12,404,186      1,420,628
  Dollar-denominated............       3,567,557        259,949
                                   -------------   ------------
     TOTAL ASSETS...............   Ps 15,971,743   Ps 1,680,577
                                   =============   ============

-------------------------

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

(3)   Includes performing loans only.

(4) Variation in the average nominal interest rate for 2003, reflect new regulations issued by the Superintendency of Banking and effective as of September 1, 2002. See note 2 (g) to the financial statements.

(5) On October 23, 2003, the Superintendency of Banking through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004, instead of recording financial leases as property, plant and equipment, companies must account for them in their loan portfolio.

                                   AVERAGE BALANCE SHEET AND INTEREST PAID ON INTEREST-BEARING LIABILITIES FOR THE FISCAL YEARS
                                                                        ENDED DECEMBER 31,
                                   ----------------------------------------------------------------------------------------------
                                                      2002                                           2003
                                   ----------------------------------------------  ----------------------------------------------
                                                               AVERAGE   AVERAGE                               AVERAGE   AVERAGE
                                                               NOMINAL     REAL                                NOMINAL     REAL
                                      AVERAGE      INTEREST    INTEREST  INTEREST    AVERAGE       INTEREST    INTEREST  INTEREST
                                      BALANCE        PAID       RATE      RATE       BALANCE         PAID        RATE      RATE
                                   -------------  -----------  --------  --------  -------------  -----------  --------  --------
                                                                                      (Ps million, except percentages)
LIABILITIES AND SHARE-HOLDERS'
EQUITY(1)(2)(3)

INTEREST-BEARING LIABILITIES:
Checking deposits
  Peso-denominated............     Ps     90,332  Ps    2,962    3.3%     -3.4%    Ps    154,098  Ps    3,596    2.3%     -3.9%
  Dollar-denominated..........           576,933       10,013    1.7%      1.7%          851,005        8,026    0.9%      0.9%
                                   -------------  -----------                      -------------  -----------
    Total.....................           667,265       12,975    1.9%                  1,005,103       11,622    1.2%
Savings deposits
  Peso-denominated............         2,077,699      105,442    5.1%     -1.8%        2,452,320      112,875    4.6%     -1.8%
  Dollar-denominated..........            83,796        1,383    1.7%      1.7%          118,905        1,093    0.9%      0.9%
                                   -------------  -----------                      -------------  -----------
    Total.....................         2,161,495      106,825    4.9%                  2,571,225      113,968    4.4%
Time deposits
  Peso-denominated............         2,167,388      211,375    9.8%      2.6%        2,477,658      200,881    8.1%      1.5%
  Dollar-denominated..........         1,386,388       48,903    3.5%      3.5%        1,742,845       49,030    2.8%      2.8%
                                   -------------  -----------                      -------------  -----------
    Total.....................         3,553,776      260,278    7.3%                  4,220,503      249,911    5.9%
Overnight funds
  Peso-denominated............           363,623       22,569    6.2%     -0.7%          691,205       35,247    5.1%     -1.3%
  Dollar-denominated..........            81,474        4,076    5.0%      5.0%           32,776        3,176    9.7%      9.7%
                                   -------------  -----------                      -------------  -----------
    Total.....................           445,097       26,645    6.0%                    723,981       38,423    5.3%
Borrowings from domestic
 development banks
  Peso-denominated............           436,132       43,722   10.0%      2.8%          654,684       57,537    8.8%      2.2%
  Dollar-denominated..........            77,540        5,595    7.2%      7.2%           33,538          919    2.7%      2.7%
                                   -------------  -----------                      -------------  -----------
    Total.....................           513,672       49,317    9.6%                    688,222       58,456    8.5%
Interbank borrowings
  Peso-denominated............                 -            -                                  -            -
  Dollar-denominated..........           505,832        9,404    1.9%      1.9%          317,258        5,293    1.7%      1.7%
                                   -------------  -----------                      -------------  -----------
    Total.....................           505,832        9,404    1.9%      1.9%          317,258        5,293    1.7%      1.7%
Long-term debt
  Peso-denominated............            20,776          779    3.7%     -3.1%           64,299        2,840    4.4%     -1.9%
  Dollar-denominated..........                 -            -                                  -            -
                                   -------------  -----------                      -------------  -----------
    Total.....................            20,776          779    3.7%      3.7%           64,299        2,840    4.4%      4.4%
Total interest-bearing
 liabilities(4)
  Peso-denominated............         5,155,950      386,849    7.5%      0.5%        6,494,264      412,976    6.4%     -0.1%
  Dollar-denominated..........         2,711,963       79,374    2.9%      2.9%        3,096,327       67,537    2.2%      2.2%
                                   -------------  -----------                      -------------  -----------
    Total.....................         7,867,913      466,223    5.9%                  9,590,591      480,513    5.0%

                                                     2004
                                   ---------------------------------------------
                                                              AVERAGE   AVERAGE
                                                              NOMINAL     REAL
                                     AVERAGE      INTEREST    INTEREST  INTEREST
                                     BALANCE        PAID        RATE      RATE
                                   ------------  -----------  --------  --------
LIABILITIES AND SHARE-HOLDERS'
EQUITY(1)(2)(3)

INTEREST-BEARING LIABILITIES:
Checking deposits
  Peso-denominated............     Ps   189,362   Ps   4,822    2.5%     -2.8%
  Dollar-denominated..........          985,168        8,683    0.9%      0.9%
                                   ------------   ----------
    Total.....................        1,174,530       13,505    1.1%
Savings deposits
  Peso-denominated............        2,886,563      140,237    4.9%     -0.6%
  Dollar-denominated..........          133,130        1,051    0.8%      0.8%
                                   ------------   ----------
    Total.....................        3,019,693      141,288    4.7%
Time deposits
  Peso-denominated............        2,672,930      229,416    8.6%      2.9%
  Dollar-denominated..........        1,592,067       38,142    2.4%      2.4%
                                   ------------   ----------
    Total.....................        4,264,997      267,558    6.3%
Overnight funds
  Peso-denominated............          802,920       37,890    4.7%     -0.7%
  Dollar-denominated..........           61,501        3,326    5.4%      5.4%
                                   ------------   ----------
    Total.....................          864,421       41,216    4.8%
Borrowings from domestic
 development banks
  Peso-denominated............          777,871       73,383    9.4%      3.7%
  Dollar-denominated..........            8,491          166    2.0%      2.0%
                                   ------------   ----------
    Total.....................          786,362       73,549    9.4%
Interbank borrowings
  Peso-denominated............                -            -
  Dollar-denominated..........          312,969        7,389    2.4%      2.4%
                                   ------------   ----------
    Total.....................          312,969        7,389    2.4%      2.4%
Long-term debt
  Peso-denominated............          443,522       41,239    9.3%      3.6%
  Dollar-denominated..........                -            -
                                   ------------   ----------
    Total.....................          443,522       41,239    9.3%      9.3%
Total interest-bearing
 liabilities(4)
  Peso-denominated............        7,773,168      526,987    6.8%      1.2%
  Dollar-denominated..........        3,093,326       58,757    1.9%      1.9%
                                   ------------   ----------
    Total.....................       10,866,494      585,744    5.4%

                                    AVERAGE BALANCE SHEET AND INTEREST PAID ON INTEREST-BEARING LIABILITIES FOR THE FISCAL YEARS
                                                                         ENDED DECEMBER 31,
                                   ----------------------------------------------------------------------------------------------
                                                      2002                                           2003
                                   ----------------------------------------------  ----------------------------------------------
                                                               AVERAGE   AVERAGE                               AVERAGE   AVERAGE
                                                               NOMINAL     REAL                                NOMINAL     REAL
                                      AVERAGE      INTEREST    INTEREST  INTEREST    AVERAGE       INTEREST    INTEREST  INTEREST
                                      BALANCE        PAID       RATE      RATE       BALANCE         PAID        RATE      RATE
                                   -------------  -----------  --------  --------  -------------  -----------  --------  --------
                                                                                       (Ps million, except percentages)
NON-INTEREST-BEARING
  LIABILITIES:
Checking accounts
  Peso-denominated............         1,437,429                                       1,685,115
  Dollar-denominated..........                21                                               -
                                   -------------                                   -------------
    Total.....................         1,437,450                                       1,685,115
Other deposits
  Peso-denominated............            48,331                                          64,013
  Dollar-denominated..........            50,513                                          63,641
                                   -------------                                   -------------
    Total.....................            98,844                                         127,654
Bank Acceptances Outstanding
  Peso-denominated............             4,243                                           3,477
  Dollar-denominated..........            23,980                                          28,973
                                   -------------                                   -------------
    Total.....................            28,223                                          32,450
Other liabilities
  Peso-denominated............           673,000                                         821,364
  Dollar-denominated..........            45,472                                          36,127
                                   -------------                                   -------------
    Total.....................           718,472                                         857,491
Shareholders' equity
  Peso-denominated............           939,774                                       1,130,654
  Dollar-denominated..........            90,685                                         376,826
                                   -------------                                   -------------
    Total.....................         1,030,459                                       1,507,480
Total non-interest bearing
  liabilities and
  shareholders' equity (4)
  Peso-denominated............         3,102,777                                       3,704,623
  Dollar-denominated..........           210,671                                         505,567
                                   -------------                                   -------------
  Total.......................         3,313,448                                       4,210,190
Total interest and
  non-interest bearing
  liabilities and
  shareholders' equity
  Peso-denominated............         8,258,727      386,849                         10,198,887      412,976
  Dollar-denominated..........         2,922,634       79,374                          3,601,894       67,537
                                   -------------  -----------                      -------------  -----------
TOTAL LIABILITIES AND
  SHAREHOLDERS EQUITY              Ps 11,181,361  Ps  466,223                      Ps 13,800,781  Ps  480,513
                                   =============  ===========                      =============  ===========

                                                     2004
                                  ----------------------------------------------
                                                              AVERAGE   AVERAGE
                                                              NOMINAL     REAL
                                     AVERAGE      INTEREST    INTEREST  INTEREST
                                     BALANCE        PAID        RATE      RATE
                                  -------------  -----------  --------  --------
NON-INTEREST-BEARING
  LIABILITIES:
Checking accounts
  Peso-denominated............        1,926,334
  Dollar-denominated..........                -
                                  -------------
    Total.....................        1,926,334
Other deposits
  Peso-denominated............           79,552
  Dollar-denominated..........          107,589
                                  -------------
    Total.....................          187,141
Bank Acceptances Outstanding
  Peso-denominated............            6,758
  Dollar-denominated..........           40,039
                                  -------------
    Total.....................           46,797
Other liabilities
  Peso-denominated............        1,099,367
  Dollar-denominated..........           45,335
                                  -------------
    Total.....................        1,144,702
Shareholders' equity
  Peso-denominated............        1,431,112
  Dollar-denominated..........          369,163
                                  -------------
    Total.....................        1,800,275
Total non-interest bearing
  liabilities and
  shareholders' equity (4)
  Peso-denominated............        4,543,123
  Dollar-denominated..........          562,126
                                  -------------
  Total.......................        5,105,249
Total interest and
  non-interest bearing
  liabilities and
  shareholders' equity
  Peso-denominated............       12,316,291     526,987
  Dollar-denominated..........        3,655,452      58,757
                                  -------------  ----------
TOTAL LIABILITIES AND
  SHAREHOLDERS EQUITY             Ps 15,971,743  Ps 585,744
                                  =============  ==========

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

     CHANGES IN NET INTEREST INCOME AND EXPENSES -- VOLUME AND RATE ANALYSIS

            The following table allocates, by currency of denomination, changes in the Bank's net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003; and the fiscal year ended December 31, 2003 compared to the fiscal year ended December 31, 2002. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

                                                  2002-2003                            2003-2004
                                             INCREASE (DECREASE)                  INCREASE (DECREASE)
                                              DUE TO CHANGES IN:                   DUE TO CHANGES IN:
                                    -----------------------------------   -------------------------------------
                                                                 NET                                   NET
                                     VOLUME        RATE        CHANGE       VOLUME        RATE        CHANGE
                                   ----------   ----------    ---------   ----------   ----------   -----------
                                                                   (Ps million)
INTEREST-EARNING ASSETS:
Overnight funds
  Peso-denominated                  Ps    (89)  Ps  (9,625)  Ps  (9,714)  Ps   1,265   Ps     478   Ps    1,743
  Dollar-denominated............        2,084          568        2,652       (1,152)       1,819           667
                                   ----------   ----------   ----------   ----------   ----------   -----------
    Total.......................        1,995       (9,057)      (7,062)         113        2,297         2,410
Investment securities
  Peso-denominated..............       57,480      254,572      312,052       78,505      (18,089)       60,416
  Dollar-denominated............        5,156      159,265      164,421       (6,025)       1,406        (4,619)
                                   ----------   ----------   ----------   ----------   ----------   -----------
    Total.......................       62,636      413,837      476,473       72,480      (16,683)       55,797
Loans
  Peso-denominated..............      180,045       (2,261)     177,784      224,055      (33,447)      190,608
  Dollar-denominated............       20,479       (5,603)      14,876       23,154        8,353        31,507
                                   ----------   ----------   ----------   ----------   ----------   -----------
    Total.......................      200,524       (7,864)     192,660      247,209      (25,094)      222,115
Total interest-earning assets
  Peso-denominated..............      237,436      242,686      480,122      303,825      (51,058)      252,767
  Dollar-denominated............       27,719      154,230      181,949       15,977       11,578        27,555
                                   ----------   ----------   ----------   ----------   ----------   -----------
    TOTAL.......................   Ps 265,155   Ps 396,916   Ps 662,071   Ps 319,802   Ps (39,480)  Ps  280,322
                                   ==========   ==========   ==========   ==========   ==========   ===========

INTEREST-BEARING LIABILITIES:
Checking deposits
  Peso-denominated..............   Ps   1,488   Ps    (854)  Ps     634   Ps     898   Ps     328   Ps    1,226
  Dollar-denominated............        2,585       (4,572)      (1,987)       1,182         (525)          657
                                   ----------   ----------   ----------   ----------   ----------   -----------
    Total.......................        4,073       (5,426)      (1,353)       2,080         (197)        1,883
Savings deposits
  Peso-denominated..............       17,243       (9,810)       7,433       21,097        6,265        27,362
  Dollar-denominated............          323         (613)        (290)         112         (154)          (42)
                                   ----------   ----------   ----------   ----------   ----------   -----------
    Total.......................       17,566      (10,423)       7,143       21,209        6,111        27,320
Time deposits
  Peso-denominated..............       25,156      (35,650)     (10,494)      16,760       11,775        28,535
  Dollar-denominated............       10,028       (9,901)         127       (3,612)      (7,276)      (10,888)
                                   ----------   ----------   ----------   ----------   ----------   -----------
    Total.......................       35,184      (45,551)     (10,367)      13,148        4,499        17,647
Overnight funds
  Peso-denominated..............       16,705       (4,027)      12,678        5,272       (2,629)        2,643
  Dollar-denominated............       (4,719)       3,819         (900)       1,553       (1,403)          150
                                   ----------   ----------   ----------   ----------   ----------   -----------
    Total.......................       11,986         (208)      11,778        6,825       (4,032)        2,793
Borrowings from domestic
  development banks
  Peso-denominated..............       19,207       (5,392)      13,815       11,621        4,225        15,846
  Dollar-denominated............       (1,206)      (3,470)      (4,676)        (490)        (263)         (753)
                                   ----------   ----------   ----------   ----------   ----------   -----------
    Total.......................       18,001       (8,862)       9,139       11,131        3,962        15,093

                                               2002-2003                            2003-2004
                                          INCREASE (DECREASE)                  INCREASE (DECREASE)
                                           DUE TO CHANGES IN:                   DUE TO CHANGES IN:
                                  ----------------------------------   -------------------------------------
                                                              NET                                   NET
                                   VOLUME        RATE       CHANGE       VOLUME        RATE        CHANGE
                                  ---------   ----------   ---------   ----------   ----------   -----------
                                                                (Ps million)
Interbank borrowings
  Peso-denominated..............          -            -           -            -            -             -
  Dollar-denominated............     (3,146)        (965)     (4,111)        (101)       2,197         2,096
                                  ---------   ----------   ---------   ----------   ----------   -----------
    Total.......................     (3,146)        (965)     (4,111)        (101)       2,197         2,096
Long-term debt
  Peso-denominated..............      1,922          139       2,061       35,260        3,139        38,399
  Dollar-denominated............          -            -           -            -            -             -
                                  ---------   ----------   ---------   ----------   ----------   -----------
    Total.......................      1,922          139       2,061       35,260        3,139        38,399
Total interest-bearing
  liabilities
  Peso-denominated..............     81,721      (55,594)     26,127       90,908       23,103       114,011
  Dollar-denominated............      3,865      (15,702)    (11,837)      (1,356)      (7,424)       (8,780)
                                  ---------   ----------   ---------   ----------   ----------   -----------
    TOTAL.......................  Ps 85,586   Ps (71,296)  Ps 14,290   Ps  89,552   Ps  15,679   Ps  105,231
                                  =========   ==========   =========   ==========   ==========   ===========

      INTEREST-EARNING ASSETS -- NET INTEREST MARGIN AND SPREAD

            The following table analyzes the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2002, 2003 and 2004, respectively.

                                                  INTEREST-EARNING ASSETS-YIELD SPREAD FOR THE FISCAL
                                                                  YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------------
                                                      2002               2003                2004
                                                  ------------      -------------       -------------
                                                          (in millions of pesos, except percentages)
Total average interest-earning assets
  Peso-denominated............................    Ps 6,277,545      Ps  7,857,225       Ps  9,988,912
  Dollar-denominated..........................       2,936,941          3,609,044           3,916,149
                                                  ------------      -------------       -------------
    TOTAL.....................................    Ps 9,214,486      Ps 11,466,269       Ps 13,905,061
Net interest earned(1)
  Peso-denominated............................    Ps   300,890      Ps    754,885       Ps    893,641
  Dollar-denominated..........................         (28,929)           164,857             201,192
                                                  ------------      -------------       -------------
    TOTAL.....................................    Ps   271,961      Ps    919,742       Ps  1,094,833
Average yield on interest-earning assets
  Peso-denominated............................            11.0%              14.9%               14.2%
  Dollar-denominated..........................             1.7%               6.4%                6.6%
                                                  ------------      -------------       -------------
    TOTAL.....................................             8.0%              12.2%               12.1%
Net interest margin(2)
  Peso-denominated............................             4.8%               9.6%                8.9%
  Dollar-denominated..........................            (1.0)%              4.6%                5.1%
                                                  ------------      -------------       -------------
    TOTAL.....................................             3.0%               8.0%                7.9%
Interest spread(3)
  Peso-denominated............................             3.5%               8.5%                7.4%
  Dollar-denominated..........................            (1.2)%              4.3%                4.7%
                                                  ------------      -------------       -------------
    TOTAL.....................................             2.1%               7.2%                6.7%

-----------------------

(1) Net interest earned is interest income less interest paid and includes interest earned on investments.

(2) Net interest margin is net interest income divided by total average interest-earning assets.

(3) Interest spread is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

E.2.        INVESTMENT PORTFOLIO

            The Bank acquires and holds investment securities for liquidity and other strategic purposes, or when it is required by law, including fixed income debt and equity securities.

            As of September 1, 2002, investments had to be classified as "trading," "available for sale" or "held to maturity." Trading investments are those acquired primarily to obtain profits from fluctuations in short-term prices, and are recorded at market value. The difference between current and previous market value is added to or subtracted from the value of the investment and credited or charged to earnings. "Available for sale" investments are those held for at least one year (except for Bancolombia Panama's "available for sale" investments, which have no term restrictions) and they are recorded at market value with changes to the values of these securities recorded in a separate account in the equity section. "Held to maturity" investments are those acquired to be held until maturity and are valued at amortized cost. As of December 31, 2004, the value of BC's dollar- and peso-denominated portfolio on a consolidated basis was Ps 4,917,853 million.

            Investments are fully reviewed in June and December and partially reviewed in March and September of each year for impairment by considering the related solvency risk, market exposure, currency exchange and country risk. Investment securities with a rating by external agencies recognized by the Superintendency of Banking cannot be recorded on the balance sheet of the Bank for an amount higher than certain percentages of the face value (shown in the table below), including the accrued income or excluding returns received in an anticipated manner. Depending on the results of the review and on the likelihood of loss of the investment, allowances are recorded for 10% to 100% of the cost of the investment, and for 100% of accrued income.

LONG - TERM CLASSIFICATION        MAXIMUM FACE VALUE (%)
--------------------------        ----------------------
BB+, BB, BB-                      Ninety (90)
B+, B, B-                         Seventy (70)
C                                 Fifty (50)
D, E                              Zero (0)

            Allowances for investment securities for which no computation methods have been provided by the Superintendency of Banking are calculated based on other methods. If there are no such methods, the solvency risk levels, as defined by the Superintendency of Banking, have to be used: "A"- Normal, "B"- Subnormal, "C"- Deficient, "D"- Doubtful Recovery, and "E"- Unrecoverable. Fixed rate or variable rate investments classified in categories B, C, D and E cannot be recorded on the balance sheet of the Bank for an amount higher than 80%, 60%, 40% and 0%, respectively, of the face value, including the accrued income or excluding returns received in an anticipated manner. Furthermore, an equity investment's net value cannot be recorded on the balance sheet of the Bank for an amount higher than 80%, 60%, 40% and 0% of the purchase cost, respectively.

            Internal or external debt securities issued or guaranteed by the Republic of Colombia are not subject to this adjustment, as well as those issued by the Central Bank and those issued or guaranteed by Fogafin.

            As of December 2004, BC has not created a provision for any investment debt securities, except for six securities which provisions amounted to Ps 4,939 million.

            The following table sets forth the Bank's fair value of investments in government and corporate securities and certain other financial investments as of the dates indicated:

                                                                          AS OF DECEMBER 31,
                                                             ------------------------------------------
                                                               2002(1)(2)     2003(1)(2)    2004(1)(2)
                                                             -------------   ------------  ------------
                                                                        (in millions of pesos)
DOLLAR-DENOMINATED
Securities issued by the Colombian Government.............   Ps  1,322,471   Ps 1,303,377       805,602
Euronotes and Eurobonds...................................         373,339        297,906       326,534
Securities issued by foreign governments (3)..............               -         87,109             -
Others....................................................          92,169         98,324       210,317
                                                             -------------   ------------  ------------
  Subtotal................................................       1,787,979      1,786,716     1,342,453
                                                             -------------   ------------  ------------
PESO-DENOMINATED
Securities issued by the Colombian Government.............       1,692,817      1,887,881     2,900,305
Securities issued by the Central Bank.....................          11,767          6,815         4,190
Securities issued by government entities..................         134,519        107,479        45,806
Securities issued by other financial entities.............         261,266        282,187       457,378
Others....................................................         201,337         91,342       167,721
                                                             -------------   ------------  ------------
  Subtotal................................................       2,301,706      2,375,704     3,575,400
                                                             -------------   ------------  ------------
               TOTAL......................................   Ps  4,089,685   Ps 4,162,420  Ps 4,917,853
                                                             =============   ============  ============

--------------------
(1) Includes debt securities only. The Bank's total long-term investments, net in equity securities were Ps 253,774 million, Ps 174,304 million and Ps 332,358 million for 2002, 2003 and 2004, respectively.

(2) These amounts are net of allowances for decline in value which were Ps 10,313 million for 2002, Ps 9,171 million for 2003 and Ps 4,939 million for 2004.

(3) As of December 31, 2003, BC holds one security issued by the U.S. Treasury Department for Ps 78,544 million (US$ 27,979,448) and one security issued by the Republic of El Salvador for Ps 8,565 million (US$ 3,051,198).

      INVESTMENT SECURITIES PORTFOLIO MATURITY

            The following table analyzes the remaining maturities and weighted average nominal yields of the Bank's investment securities as of December 31, 2004:

                                                                        AS OF DECEMBER 31, 2004
                                -------------------------------------------------------------------------------------------------
                                                                                     MATURING AFTER FIVE
                                 MATURING IN ONE YEAR OR   MATURING AFTER ONE YEAR    YEARS THROUGH TEN        MATURING AFTER TEN
                                          LESS               THROUGH FIVE YEARS             YEARS                    YEARS
                                ------------------------   -----------------------  ----------------------  ----------------------
                                 BALANCE(1)   YIELD %(2)   BALANCE(1)   YIELD %(2)  BALANCE(1)  YIELD %(2)  BALANCE(1)  YIELD %(2)
                                -----------   ----------   ----------   ----------  ----------  ----------  ----------  ----------
                                                                       (in millions of pesos, except yields)
DOLLAR-DENOMINATED:

Securities issued by
  the  Colombian
  government..................  Ps   491,085      3.50%   Ps   273,670      5.98%   Ps  36,725      8.70%   Ps   4,122      8.02%

Euronotes and Eurobonds.......       102,717      5.07%        223,817      4.39%            -         -             -         -
Securities issued by
  foreign governments.........             -         -               -         -             -         -             -         -
Others........................        59,530      3.57%        132,154      3.77%       13,607      6.22%        5,026      6.04%
                                ------------   -------    ------------  --------    ----------  --------    ----------  --------
   Subtotal...................       653,332      3.76%        629,641      4.95%       50,332      8.03%        9,148      6.93%
                                ------------   -------    ------------  --------    ----------  --------    ----------  --------

PESO-DENOMINATED
Securities issued by the
  Colombian government........       429,076      7.81%      1,949,333     10.60%      512,956     12.38%        8,940     10.37%
Securities issued by the
  Central Bank................         4,102      1.24%             88      8.67%            -         -             -         -
Securities issued by the
  government entities.........         1,366      7.83%         19,173      9.19%       16,474     12.31%        8,793     13.41%
Securities issued by
  other financial entities....       160,566      8.96%        217,266      9.09%       79,546      7.98%            -         -
Others........................         3,051      3.09%         70,562      7.55%       84,365     10.04%        9,743      9.20%
                                ------------   -------    ------------  --------    ----------  --------    ----------  --------
   Subtotal...................       598,161      8.05%      2,256,422     10.34%      693,341     11.59%       27,476     10.93%
                                ------------   -------    ------------  --------    ----------  --------    ----------  --------
   TOTAL......................  Ps 1,251,493              Ps 2,886,063              Ps 743,673              Ps  36,624
                                ============              ============              ==========              ==========


                                            TOTAL
                                  ------------------------
                                   BALANCE(1)   YIELD %(2)
                                  ------------  ----------

DOLLAR-DENOMINATED:

Securities issued by
  the  Colombian
  government..................    Ps   805,602      4.60%

Euronotes and Eurobonds.......         326,534      4.60%
Securities issued by
  foreign governments.........               -         -
Others........................         210,317      3.93%
                                  ------------   -------
  Subtotal....................       1,342,453      4.50%
                                  ------------   -------

PESO-DENOMINATED
Securities issued by the
  Colombian government........       2,900,305     10.50%
Securities issued by the
  Central Bank................           4,190      1.40%
Securities issued by
  government entities.........          45,806     11.08%
Securities issued by
  other financial entities....         457,378      8.85%
Others........................         167,721      8.82%
                                  ------------   -------
   Subtotal...................       3,575,400     10.21%
                                  ------------   -------
   TOTAL......................    Ps 4,917,853
                                  ============

--------------------

(1) These amounts are net of allowances for decline in value which were Ps 4,939 million in 2004.

(2) Yield was calculated using internal return rate (IRR) as of December 31, 2004.

            As of December 31, 2004, the Bank had the following investment that exceeded 10% of its shareholders' equity:

                                      FAIR VALUE      AMORTIZED COST
                                      ----------      --------------
                                              (Ps million)
Securities issued or secured by
    Colombian government             Ps   3,705,907    Ps    3,635,582
                                     ==============    ===============

            BC increased the diversification, decreased the size, and shortened the duration of the dollar denominated portfolio in response to a less positive outlook for dollar denominated securities in the fixed income market during 2005.

            During 2004, BC increased the amount of its peso denominated portfolio to Ps 3,575 billion, keeping participation in securities issued by the Colombian government at 81%. As part of BC's strategy to further stabilize its income, the amount of the portfolio classified as available for sale was increased.

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

            The current regulations also require that institutions develop a system for the management of credit risk (SARC, for its initials in Spanish), establishing strategies, policies, methods, processes and structures for the evaluation, monitoring, and control of credit risk. See Item 4. Information on the Company - E. Selected Statistical Information - E.4. Summary of Loan Loss Experience - New Provision System (or Credit Risk Management System - "SARC").

            The Bank classifies its loan portfolio into the following categories:

               - Corporate loans, which include loans to medium and large corporations;

               - Retail loans, which include loans to individuals, such as personal lines of credit, vehicle loans and credit card loans, small business loans;

               -  Financial leases; and

               - Mortgage loans, which consist primarily of mortgage loans to BC employees and a small number of mortgage loans made to customers of the former Banco de Colombia.

            The following table shows the Bank's loan portfolio classified into corporate, retail and mortgage loans:

                                                                            AS OF DECEMBER 31,
                                             --------------------------------------------------------------------------------
                                                 2000             2001             2002             2003             2004
                                             ------------     ------------     ------------     ------------     ------------
                                                                               (Ps million)
CORPORATE
    Trade financing ....................     Ps    92,213     Ps    95,649     Ps   166,620     Ps   149,582     Ps   253,632
    Loans funded by domestic development
    banks ..............................          303,718          292,609          376,378          394,947          770,331
    Working capital loans ..............        3,053,580        3,040,469        3,650,585        4,687,153        4,298,354
    Credit cards .......................            4,446            3,892            5,218            8,237           24,621
    Overdrafts .........................           51,132           22,755           48,591           32,371           67,018
    Other ..............................                -           22,886                -                -                -
                                             ------------     ------------     ------------     ------------     ------------
        Total corporate ................        3,505,089        3,478,260        4,247,392        5,272,290        5,413,956
                                             ------------     ------------     ------------     ------------     ------------

                                                                                 AS OF DECEMBER 31,
                                                -----------------------------------------------------------------------------------
                                                    2000              2001              2002              2003             2004
                                                ------------      ------------      ------------      ------------     ------------
                                                                                    (Ps million)
RETAIL (1)
    Credit cards ..........................          199,351           231,965           254,876           335,172          392,900
    Personal loans ........................          354,223           457,677           561,558           814,885        1,111,250
    Vehicle loans .........................           32,270            15,713            24,476           229,737          381,723
    Overdrafts ............................           58,128            73,372            68,490            81,294           89,867
    Loans funded by domestic development
      banks ...............................           79,430           138,415           276,157           330,246          359,494
    Trade financing .......................           25,403            38,643            28,112            19,644           54,189
    Working capital loans .................          824,899           881,649           698,160           898,239        1,295,643
                                                ------------      ------------      ------------      ------------     ------------
             Total retail .................        1,573,704         1,837,434         1,911,829         2,709,217        3,685,066
                                                ------------      ------------      ------------      ------------     ------------
FINANCIAL LEASES (2) ......................                -                 -                 -                 -          880,110
MORTGAGE ..................................           33,278            34,511            38,094            48,161           56,107
                                                ------------      ------------      ------------      ------------     ------------
             TOTAL LOANS ..................        5,112,071         5,350,205         6,197,315         8,029,668       10,035,239
Allowance for loan losses .................         (285,565)         (271,729)         (332,324)         (387,263)        (434,378)
                                                ------------      ------------      ------------      ------------     ------------
             TOTAL LOANS, NET .............     Ps 4,826,506      Ps 5,078,476      Ps 5,864,991      Ps 7,642,405     Ps 9,600,861
                                                ============      ============      ============      ============     ============

--------------

(1)   Includes loans to high-income individuals and small companies.

(2) Includes financial leases, according to regulations issued by the Superintendency of Banking and effective as of January 1, 2004.

            In 2004, the Bank's total loan portfolio increased 24.98% to Ps 10,035,239 million from Ps 8,029,668 million in 2003, due primarily to the recovery of the Colombian economy and the Bank's strategic targeting of additional market segments discussed in Item 5. Operating and Financial Review and Prospects - A. Operating Results - A.2. Impact of Economic, Fiscal and Monetary Policies or Political. The Bank's total loan portfolio increased 29.57% in 2003 to Ps 8,029,668 million from Ps 6,197,315 million in 2002 due to a recovery of the Colombian economy.

            In 2004, total corporate loans increased 2.69% to Ps 5,413,956 million due primarily to a 95.05% increase in loans funded by domestic development banks and a 69.56% increase in trade financing loans. In 2003, total corporate loans increased 24.13% to Ps 5,272,290 million from Ps 4,247,392 million in 2002, due primarily to a 28.39% increase in working capital loans. As of December 31, 2002, 2003 and 2004 total corporate loans represented 69%, 66% and 54% respectively, of the Bank's total loan portfolio.

            Total retail loans increased 36.02% in 2004 to Ps 3,685,066 million, due primarily to a 36.37% increase in personal loans, a 66.16% increase in vehicle loans and a 44.24% increase in working capital loans. In 2003, total retail loans increased 41.71% to Ps 2,709,217 million from Ps 1,911,829 million in 2002, due primarily to a 45.11% increase in personal loans, a 838.6% increase in vehicle loans and a 28.66% increase in working capital loans. As of December 31, 2002, 2003 and 2004 retail loans represented 31%, 34% and 37% respectively, of the Bank's total loan portfolio.

            As of December 31, 2004, the aggregate outstanding principal amount of the Bank's 25 largest borrowing relationships represented approximately 17.87% of the total loan portfolio, and no single borrowing relationship represented more than 5.73% of the total loan portfolio. Approximately 42.37% of such loans are denominated in foreign currencies (U.S. dollars). 100% of these loans are corporate and, as of December 31, 2004, 87.39% of these relationships were classified as "A" loans, 4.78% as "B" and 7.83% as "D."

MATURITY AND INTEREST RATE SENSITIVITY OF LOANS

      The following table shows the maturities of the Bank's loan portfolio:

                                                                                   AS OF DECEMBER 31, 2004
                                                                  ---------------------------------------------------------
                                                                                 DUE AFTER ONE
                                                                  DUE IN ONE     YEAR THROUGH    DUE AFTER
                                                                  YEAR OR LESS    FIVE YEARS     FIVE YEARS       TOTAL
                                                                  ------------   ------------   ------------   ------------
                                                                                        (Ps million)
PESO-DENOMINATED LOANS AND FINANCIAL LEASES:
CORPORATE
    Trade financing ...........................................   Ps    50,969   Ps         -   Ps         -   Ps    50,969
    Loans funded by domestic development banks ................         43,896        123,108         65,270        232,274
    Working capital loans .....................................      1,216,710      1,297,001        701,497      3,215,208
    Credit cards ..............................................          2,397         19,772              -         22,169
    Overdrafts ................................................         57,538              -              -         57,538
    Other .....................................................              -              -              -              -
                                                                  ------------   ------------   ------------   ------------
        Total corporate .......................................      1,371,510      1,439,881        766,767      3,578,158
                                                                  ------------   ------------   ------------   ------------
RETAIL (1)
    Credit cards ..............................................         49,048        297,853              -        346,901
    Personal loans ............................................        141,680        959,550          5,888      1,107,118
    Vehicle loans .............................................         18,603        362,192            517        381,312
    Overdrafts ................................................         89,867              -              -         89,867
    Loans funded by domestic development banks ................         46,125        271,627         41,323        359,075
    Trade financing ...........................................         35,252              -              -         35,252
    Working capital loans .....................................        549,147        638,853         52,833      1,240,833
                                                                  ------------   ------------   ------------   ------------
        Total retail ..........................................        929,722      2,530,075        100,561      3,560,358
                                                                  ------------   ------------   ------------   ------------
FINANCIAL LEASES ..............................................         27,187        585,342        173,641        786,170
MORTGAGE ......................................................            140          3,802         52,165         56,107
                                                                  ------------   ------------   ------------   ------------
          TOTAL PESO-DENOMINATED LOANS AND FINANCIAL
            LEASES ............................................   Ps 2,328,559   Ps 4,559,100   Ps 1,093,134   Ps 7,980,793
                                                                  ============   ============   ============   ============
DOLLAR-DENOMINATED LOANS AND FINANCIAL LEASES
CORPORATE
    Trade financing ...........................................   Ps   171,393   Ps         -   Ps         -   Ps   171,393
    Loans funded by domestic development banks ................         22,081        547,247              -        569,328
    Working capital loans .....................................        571,900        490,125         11,609      1,073,634
    Credit cards ..............................................            290          2,189              -          2,479
    Overdrafts ................................................         18,962              -              -         18,962
    Other .....................................................              -              -              -              -
                                                                  ------------   ------------   ------------   ------------
        Total corporate .......................................        784,626      1,039,561         11,609      1,835,796
                                                                  ------------   ------------   ------------   ------------
RETAIL (1)
    Credit cards ..............................................         17,101         28,897              -         45,998
    Personal loans ............................................          3,618            927              -          4,545
    Vehicle loans .............................................              -              -              -              -
    Overdrafts ................................................              -              -              -              -
    Loans funded by domestic development banks ................            418              -              -            418
    Trade financing ...........................................         18,939              -              -         18,939
    Working capital loans .....................................         26,876         27,934              -         54,810
                                                                  ------------   ------------   ------------   ------------
        Total retail ..........................................         66,952         57,758              -        124,710
                                                                  ------------   ------------   ------------   ------------
FINANCIAL LEASES(2) ...........................................         20,097         62,219         11,624         93,940
MORTGAGE ......................................................              -              -              -              -
                                                                  ------------   ------------   ------------   ------------
  TOTAL DOLLAR-DENOMINATED LOANS AND FINANCIAL LEASES .........        871,675      1,159,538         23,233      2,054,446
                                                                  ------------   ------------   ------------   ------------
        TOTAL LOANS AND FINANCIAL LEASES ......................   Ps 3,200,234   Ps 5,718,638   Ps 1,116,367   Ps10,035,239
                                                                  ============   ============   ============   ============

-------------

(1)   Includes loans to high-income individuals and small companies.

(2) Includes financial leases, according to regulations issued by the Superintendency of Banking and effective as of January 1, 2004.

            As of December 31, 2004, approximately 31.89% of the Bank's loans had a maturity of one year or less. The Bank's policy is not to automatically roll over an existing loan without a thorough credit analysis of the borrower.

              The following table shows the interest rate sensitivity of the Bank's loan portfolio due after one year and within one year or less as of December 31, 2004:

                                                     AS OF DECEMBER 31,
                                                           2004(1)
                                                     ------------------
                                                        (Ps million)
LOANS AND FINANCIAL LEASES DUE AFTER ONE  YEAR:
VARIABLE RATE
  Peso-denominated..........................            Ps 4,951,855
  Dollar-denominated........................                 950,381
                                                        ------------
    Total...................................               5,902,236
                                                        ------------
FIXED RATE
  Peso-denominated..........................                 700,379
  Dollar-denominated........................                 232,390
                                                        ------------
    Total...................................                 932,769
                                                        ------------
LOANS AND FINANCIAL LEASES DUE IN ONE YEAR
 OR LESS:

  Peso-denominated..........................               2,328,559
  Dollar-denominated........................                 871,675
                                                        ------------
    Total...................................               3,200,234
                                                        ------------
      TOTAL LOANS AND FINANCIAL LEASES......            Ps10,035,239
                                                        ------------

(1) Includes financial leases, according to regulations issued by the Superintendency of Banking and effective as of January 1, 2004.

LOANS BY ECONOMIC ACTIVITY

            The following table analyzes the Bank's loan portfolio for the periods indicated by the principal activity of the borrower using the Primary Standard Industrial Classification Codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

                                                                      AS OF DECEMBER 31,
                             ------------------------------------------------------------------------------------------------
                                2000       %       2001        %      2002        %      2003       %       2004 (1)     %
                             ----------- ------ ----------- ------ ----------- ------ ----------- ------ ------------- ------
Agricultural................ Ps  100,346   2.0% Ps  136,201   2.5% Ps  135,554   2.2% Ps  183,293   2.3% Ps    480,414   4.8%
Mining products and oil.....      10,199   0.2%      43,881   0.8%     103,624   1.7%      84,414   1.0%       140,137   1.4%
Food, beverage and tobacco..     449,171   8.8%      68,651   1.3%     174,818   2.8%     133,859   1.7%       666,602   6.6%
Chemical production.........     264,633   5.2%           -   0.0%      11,453   0.1%         174   0.0%       386,434   3.9%
Other industrial and
  manufacturing products....     816,477  16.0%   1,550,141  29.0%   1,738,250  28.0%   1,929,007  24.0%     1,762,447  17.6%
Government..................     657,050  12.8%      91,146   1.6%     152,453   2.4%     836,832  10.4%     1,027,009  10.2%
Construction................     160,095   3.1%     181,788   3.4%     163,755   2.6%     180,704   2.3%       575,679   5.7%
Trade and tourism...........     731,099  14.3%     712,333  13.3%     816,090  13.2%     893,729  11.1%     1,760,120  17.5%
Transportation and
  communications............     213,519   4.2%     302,100   5.6%     299,184   4.8%     408,285   5.1%       720,031   7.2%
Public services.............     297,329   5.8%     284,031   5.3%     464,054   7.5%     472,451   5.9%       469,658   4.7%
Consumer services...........     303,937   5.9%   1,619,689  30.5%   1,840,735  29.9%   2,380,162  29.6%     1,601,132  16.0%
Commercial services.........   1,108,216  21.7%     360,244   6.7%     297,345   4.8%     526,758   6.6%       445,576   4.4%
                             ----------- -----  ----------- -----  ----------- -----  ----------- -----  ------------- -----
   TOTAL LOANS AND
     FINANCIAL LEASES....... Ps5,112,071 100.0% Ps5,350,205 100.0% Ps6,197,315 100.0% Ps8,029,668 100.0% Ps 10,035,239 100.0%
                             =========== =====  =========== =====  =========== =====  =========== =====  ============= =====

----------------
(1) Includes financial leases, according to regulations issued by the Superintendency of Banking and effective as of January 1, 2004.

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

            BC's policies require every credit to be analyzed using the following factors: the character, reputation and credit history of the borrower, the type of business the borrower engages in, the borrower's ability to repay the loan, the coverage and suitability of the proposed collateral for the loan, information received from the credit risk center, debt serviceability and compliance with the loan terms and the country risk where the debtor is headquartered in the event of overseas credits.

            In addition to an analysis of the borrower, the Bank engages in the analysis of the different economic sectors to which the Bank makes loans and has established guidelines for financial analysis of the borrower and for participation in investment projects in and outside Colombia. The Bank applies the lending limits established under Colombian law, which require that:

               - uncollateralized loans to a single customer or economic group not to exceed 10% of the Bank's (unconsolidated) Technical Capital (the Bank's largest such loan as of December 31, 2004 is for Ps 86,882 million, which represents 6.06% of the Bank's (unconsolidated) Technical Capital as of that date and is current and performing in accordance with its terms);

               - collateralized loans to a single customer or economic group not to exceed 25% of the Bank's (unconsolidated) Technical Capital (the Bank's largest such loan as of December 31, 2004 is for Ps 109,079 million, which represents 7.61% of the Bank's (unconsolidated) Technical Capital as of that date and is current and performing in accordance with its terms);

               - a loan to a shareholder of the Bank, with a share exceeding 20% of the Bank's Capital, may not exceed 20% of the Bank's (unconsolidated) Technical Capital (no shareholders own more than 20% of the Bank as of December 31, 2004); and

               - a loan to a financial institution may not exceed 30% of the Bank's (unconsolidated) Technical Capital (the Banks' largest such loan as of December 31, 2004 is for Ps 19,095 million, which represents 1.33% of the Bank's (unconsolidated) Technical Capital as of that date and is current and performing in accordance with its terms).

            In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan, averaging in length from one to five years.

            Loan applications, depending on their amount, are presented for approval to branch managers, the zone or regional managers, the vice presidents, the President, the Credit Committee and the Board of Directors of BC. In general, loan application decisions are made by the Bank's management in the corresponding committee. Loan applications up to a maximum of 200 SMLV or Ps
71.6 million (approximately US$ 29,961) must also be submitted for approval to the Bank's centralized credit scoring area.

            The following table sets forth the size limits for loan application approval by authorization level as established by the Board of Directors of BC:

                                                   MAXIMUM LOAN APPROVAL LIMITS (1)
                                      --------------------------------------------------------
                                          UNSECURED LOANS (2)            SECURED LOANS
                                      ---------------------------  ---------------------------
                                      (U.S. dollar)  (Ps million)  (U.S. dollar)  (Ps million)
AUTHORIZATION LEVEL:
    Branch Managers.................       13,056          31           21,760           52
    Zone Managers...................      138,090         330          230,150          550
    Regional Managers Corporate
         Banking....................    1,154,933       2,760        1,924,888        4,600
    Middle-corporate and Personal
       Banking Regional Managers....    1,004,289       2,400        1,673,815        4,000
    Middle-corporate and Personal
       Banking Vice Presidents(3)...    2,887,331       6,900        4,812,219       11,500
    Corporate Banking, Financial and
       International Vice
         Presidents(3)..............    2,887,331       6,900        4,812,219       11,500
       President....................    2,887,331       6,900        4,812,219       11,500
                                      All loans, other than those       All loans, other than
                                        requiring the approval of         those requiring the
                                          the Board of Directors,    approval of the Board of
                                                within the limits       Directors, within the
    Credit Committee................          established by law.  limits established by law.

------------------

(1) Approval limits are measured in nominal pesos or their equivalent in dollars.

(2)   Includes loans with a personal guarantee.

(3) Vice Presidents approval limits are established depending on the borrower credit risk level. The amounts set in the table below are established to grant loans to borrowers with the lowest credit risk level, the approval limits decrease as the borrower credit risk level increase.

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

            The Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral. The Bank undertakes periodically a valuation of collateral held as security for loans. In addition, when a loan becomes 60 days past due, the loan is given to a specialized division where various steps are taken to recover the loan. The Asset Recovery Division may, acting in coordination with the Commercial area, begin a recovery process before the 60-day past due date.

            With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the Superintendency of Banking, has implemented, through the creation of regional committees and a central qualification office, a review policy providing for a biannual evaluation, during the months of May and November of all debtors whose indebtedness for the various credit facilities exceeds 300 SMLV (Ps 107.4 million). Additionally, all the Bank's loans are evaluated monthly based on the days they are past due. When reviewing loans, BC evaluates and updates their risk classification and makes corresponding adjustment in the provision, if needed. When monitoring outstanding loans, the Bank examines current financial statements including, for material loans with a term greater than one year, current cash flow statements. The Bank centralized its credit review process through its information systems, including the necessary adjustments of credit scoring for personal lines of credit. In addition, the Bank keeps track of the loans reviewed every month and carries out a credit audit process that reviews the 200 largest debtors and randomly reviews a selection of its other debtors.

   CLASSIFICATION OF THE LOAN PORTFOLIO

            As indicated by External Circular 011 of March 2002, for purposes of classifying loans, the Bank first determines whether the loan has become due and then classifies the loan according to the number of days past due. In addition, whether or not a loan is past due, the Bank analyzes loans to determine if there are "potential weaknesses," "deficiencies" or "serious deficiencies" based on the existence and magnitude of the following factors:

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

               - the possible effects of the financial risks that the cash flow of the debtor and/or the project to be financed may be exposed to; these include:

                  -- Possible market gaps of currencies, maturities and interest rates in the balance sheet structure and in off-balance sheet operations, such as financial derivatives;

                  -- for those loans with variable rates or rates indexed to UVR or another index, projections, and possible scenarios for the evolution of payments according to estimates of interest rates, foreign exchange rates, inflation, and other variables that may directly affect the payment of debt;

                  -- for loans denominated in foreign currencies, the market risk derived from the volatility of the corresponding exchange rates and its possible impact on the debtor's ability to pay; for loans made abroad, an in-house and market analysis of the risk of the country where the debtor is domiciled to identify the risks of transfer and exchange of the currencies required to serve the loan and the legal, operating and strategic risks of spreading the ability to pay of the debtor or the project to be financed may be exposed to.

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

               - Small business loans are loans granted to very small corporations with indebtedness levels with the corresponding entity not higher than 25 SMLV (Ps 8.9 million) (a small corporation is every unit of economic exploitation, whether individual or corporation, in entrepreneurial, farming and livestock, industrial, commercial or utilities activities, rural or urban, with a staff no larger than 10 workers and with total assets lower than 501 SMLV (Ps 179.4 million)).

               - Mortgages are loans of any amount granted to individuals to acquire new or used homes or for the construction of individual homes.

               - Commercial loans are all loans, except mortgage, consumer and small business loans, as defined above (includes ordinary, preferential and treasury loans).

            From January 1, 2004, in accordance with External Circulars 022 and 040 of the Superintendency of Banking, financial leases make up part of the loan portfolio and are classified according to the above categories. Nevertheless, BC has decided to present these operations as an independent line on its balance sheet, given its importance. In accordance with the foregoing, when we make reference to the loan portfolio, it should be understood to include financial leases unless we otherwise state.

            As of December 31, 2004, BC's commercial loan portfolio amounted to Ps 7,353,956 million, a 11.01% increase from December 31, 2003. As of December 31, 2003, BC's commercial loan portfolio amounted to Ps 6,624,494 million, which was an increase of 26.92% from December 31, 2002.

            The following table shows the Bank's loan portfolio categorized in accordance with the regulations of the Superintendency of Banking in effect for the relevant periods:

                                                  LOAN PORTFOLIO BY TYPE OF LOAN
                                                       AS OF DECEMBER 31,
                             --------------------------------------------------------------------
                                2000(2)       2001(2)       2002(3)        2003          2004
                                                         (Ps million)
                             ------------  ------------  ------------  ------------  ------------
Commercial Loans ..........  Ps 4,286,220  Ps 4,354,031  Ps 5,219,460  Ps 6,624,494  Ps 7,353,956
Consumer Loans ............       792,573       961,663       870,898     1,273,159     1,655,066
Small Business Loans ......             -             -        68,863        83,854        90,000
Financial Leases(4) .......             -             -             -             -       880,110
Mortgages(1) ..............        33,278        34,511        38,094        48,161        56,107
                             ------------  ------------  ------------  ------------  ------------
  TOTAL LOANS AND FINANCIAL
     LEASES ...............     5,112,071     5,350,205     6,197,315     8,029,668    10,035,239
Allowance for Loans and
Financial Lease Losses ....       285,565       271,729       332,324       387,263       434,378
                             ------------  ------------  ------------  ------------  ------------
  TOTAL LOANS AND FINANCIAL
     LEASES, NET ..........  Ps 4,826,506  Ps 5,078,476  Ps 5,864,991  Ps 7,642,405  Ps 9,600,861
                             ============  ============  ============  ============  ============

-------------------------------

      (1) This category was established by the Superintendency of Banking in External Circular 050 of 2001.

      (2) For 2000 and until 2001, a different regulation was in force (External Circular 039 of 1999 and External Circular 070 of 2000) regarding the criteria for the establishment of credit categories.

      (3) External Circular 050 of 2001, which was ratified by External Circular 011 of 2002, modified criteria to classify loans in commercial, consumer, small business and mortgage, establishing that the classification should be based on the loan destination and not based on the amount as it was in previous years.

      (4) Includes financial leases, according to regulations issued by the Superintendency of Banking and effective as of January 1, 2004.

            External Circular 011 of 2002 provides the following minimum risk classifications, according to the past due days of the obligation:

            Category A or "Normal Risk": Loans and financial leases in this category are appropriately serviced (not past due). The debtor's financial statements or its projected cash flows, as well as all other credit information are available to the Bank, reflect adequate paying capacity. The following loans would fall into this category:

LOAN TYPE             NUMBER OF MONTHS PAST DUE
Mortgage                  from 0 and up to 2
Consumer                  from 0 and up to 1
Small business loans      from 0 and up to 1
Commercial                from 0 and up to 1

            Category B or "Acceptable Risk, Above Normal": Loans and financial leases in this category are acceptably serviced (not past due) and guaranty protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor's paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.

            The following types of loans would fall into this category:

LOAN TYPE             NUMBER OF MONTHS PAST DUE
Mortgage                more than 2 and up to 5
Consumer                more than 1 and up to 2
Small business loans    more than 1 and up to 2
Commercial              more than 1 and up to 3
-----------------------------------------------

            Category C or "Appreciable Risk": Loans and financial leases in this category represent insufficiencies in the debtors' paying capacity or in the project's cash flow, which may compromise the normal collection of the obligations.

            The following types of loans would fall into this category:

LOAN TYPE             NUMBER OF MONTHS PAST DUE
---------             -------------------------
Mortgage               more than 5 and up to 12
Consumer               more than 2 and up to 3
Small business loans   more than 2 and up to 3
Commercial             more than 3 and up to 6
-----------------------------------------------

            Category D or "Significant Risk": Loans and financial leases in this category have the same deficiencies as loans in category C, but to a larger extent; consequently, the probability of collection is highly doubtful.

              The following types of loans would fall into this category:

LOAN TYPE             NUMBER OF MONTHS PAST DUE
Mortgage               more than 12 and up to 18
Consumer               more than 3 and up to 6
Small business loans   more than 3 and up to 4
Commercial             more than 6 and up to 12
------------------------------------------------

            Category E or "Risk of Non-Recoverability": Loans and financial leases in this category are deemed uncollectible.

            The following types of loans would fall into this category:

LOAN TYPE                 NUMBER OF MONTHS PAST DUE
Mortgage                         more than 18
Consumer                         more than 6
Small business loans             more than 4
Commercial                       more than 12
---------------------------------------------------

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

            The following table presents the Bank's loan portfolio using the classification system of the Superintendency of Banking in effect at the end of each period:

                                                              AS OF DECEMBER 31,
                   --------------------------------------------------------------------------------------------------------------
                       2000        %         2001         %        2002        %        2003         %        2004(1)        %
                   ------------  ------  ------------  ------  ------------  -----   -----------   -----   -------------  -------
                                                   (Ps million, except percentages)
"A" Normal         Ps 4,017,027   78.6%  Ps 4,228,248   79.0%  Ps 5,115,889   82.6%  Ps 7,288,273   90.8%  Ps  9,327,398     93.0%
"B" Subnormal           560,961   11.0%       603,068   11.3%       479,429    7.7%       345,297    4.3%        320,959      3.2%
"C" Deficient           209,851    4.1%       103,761    1.9%       142,782    2.3%       109,615    1.4%         93,175      0.9%
"D" Doubtful
    Recovery            135,536    2.6%       259,811    4.9%       180,630    2.9%       196,075    2.4%        204,344      2.0%
"E" Unrecoverable       188,696    3.7%       155,317    2.9%       278,585    4.5%        90,408    1.1%         89,363      0.9%
                   ------------  ------  ------------  ------  ------------  ------  ------------  ------  -------------  -------
  Total loans and
   financial
   leases          Ps 5,112,071  100.0%  Ps 5,350,205  100.0%  Ps 6,197,315  100.0%  Ps 8,029,668  100.0%  Ps 10,035,239    100.0%
                   ============  ======  ============  ======  ============  ======  ============  ======  =============  =======
Loans classified
  as "C," "D" and
  "E" as a
  percentage of
  total loans              10.5%                  9.7%                  9.7%                  4.9%                   3.9%

---------------------------------

(1) Includes financial leases, according to regulations issued by the Superintendency of Banking and effective as of January 1, 2004.

Note: In 2000 and 2001, the Bank reported the loan portfolio classified according to the risk category considering the past due term and additional subjects such as debtor's capacity of payment, debt service, and information from external risk agencies.

            The Bank continues to accrue interest on a loan until it is considered non-performing. Once a loan is deemed non-performing, an allowance is made for 100% of the unpaid interest recorded as income, and, going forward, instead of recording interest on that loan in the consolidated statement of operations, such interest is recorded in memorandum accounts. See Note 2(h) to the Financial Statements.

            In accordance with the regulations of the Superintendency of Banking, loans are considered non-performing if an installment of principal or interest is (i) in the case of a commercial loan more than 90 days past due,
(ii) in the case of a consumer loan more than 60 days past due, (iii) in the case of a small business loans more than 60 days past due or (iv) in the case of a mortgage loan more than 120 days past due.

            Additionally, beginning March 25, 2003, the Bank established as policy that any loans that are past due more than 30 days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until the customer recommences payments. It is estimated that, at December 31, 2004, approximately Ps 277 million of interest are in memorandum accounts because of the adoption of this policy.

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

            The following table sets forth the breakdown of the Bank's loans at least one day past due by type of loan in accordance with the criteria of the Superintendency of Banking in effect at the end of each period:

                                                                    AS OF DECEMBER 31,
                               ---------------------------------------------------------------------------------------------------
                                  2000        %        2001        %        2002       %       2003       %      2004 (3)     %
                               -----------  ------  -----------  ------  ----------  ------ ----------  ------  ----------  ------
                                                       (Ps million, except percentages)
PERFORMING PAST DUE
loans:(1)
Consumer loans past due
from 31 to 60 days...........   Ps 18,108    32.4%   Ps 19,543    24.8%  Ps 17,537    38.6% Ps   24,899    57.3%  Ps 21,987   38.7%
Small business loans past
   due from 31 to 60 days ...           -     0.0%           -     0.0%        777     1.7%       2,054     4.7%      1,845    3.2%
Commercial loans past due
   from 31 to 90 days .......      37,576    67.3%      59,066    74.9%     27,149    59.7%      16,518    38.0%     26,398   46.5%
Mortgage loans past due
from 31 to 90/120 days ......         171     0.3%         202     0.3%         22     0.0%           -     0.0%          -    0.0%
Financial leases past due
   from 31 to 60/90 days
   (2) (3) ..................           -     0.0%           -     0.0%          -     0.0%           -     0.0%      6,593   11.6%
                               ----------   -----   ----------   -----  ----------   -----  -----------   -----  ----------  -----
Total performing past due
loans .......................      55,855   100.0%      78,811   100.0%     45,485   100.0%      43,471   100.0%     56,823  100.0%
NON-PERFORMING PAST DUE
   LOANS:
Consumer loans past due
  from 61 to
  180 days ..................       9,660     5.4%       9,711     4.0%      8,993     8.2%      14,304    18.8%     29,120   32.9%
Small business loans past
  due from 61 to 180 days ...           -     0.0%           -     0.0%      1,633     1.5%       3,040     4.0%      3,781    4.3%
Consumer loans past due
  more than 180 days ........      40,161    22.3%      10,019     4.1%     10,678     9.7%      10,765    14.0%     11,762   13.3%
Commercial loans past due
  more than 90 days .........     128,740    71.6%     224,024    91.8%     88,217    80.5%      48,069    63.2%     40,171   45.4%
Mortgage loans past due
  more than 91/121 days .....       1,190     0.7%         138     0.1%        138     0.1%           4     0.0%         37    0.0%
Financial leases past due
  more than 61/91 days (3)...           -     0.0%           -     0.0%          -     0.0%           -     0.0%      3,580    4.1%
                               ----------   -----   ----------   -----  ----------   -----  -----------   -----  ----------  -----
Total non-performing past
  due loans and Financial
  leases (3) ................     179,751   100.0%     243,892   100.0%    109,659   100.0%      76,182   100.0%     88,451  100.0%
Total past due loans
   and  Financial leases (3).  Ps 235,606           Ps 322,703          Ps 155,144          Ps  119,653          Ps 145,274
                               ----------           ----------          ----------          -----------          ----------
Total non-performing past
  due
  loans and Financial
  leases (3).................     179,751              243,892             109,659               76,182              88,451
Allowance for loan and
   financial leases losses
   (3).......................    (285,565)            (271,729)           (332,324)            (387,263)           (434,378)
Foreclosed assets............     169,272              163,000             153,873              162,766             153,071
Allowance for estimated
  losses on foreclosed
  assets.....................     (93,405)            (105,988)           (107,871)            (135,090)           (140,865)
Other accounts receivable
  more than 180 days past
  due........................      22,573               17,875               8,655               25,848               5,813
Allowance for accounts
  receivable and accrued
  interest losses............     (50,350)             (42,707)            (24,891)             (26,182)            (18,807)
                               ----------           ----------          ----------          -----------         -----------
Total non-performing
assets, net..................  Ps (57,724)            Ps 4,343          Ps(192,899)         Ps (283,739)        Ps (346,715)
                               ----------           ----------          ----------          -----------         -----------
Loans at least one day past
  due as a percentage of
  total loans (3)............                 4.6%                 6.0%                2.5%                 1.5%                1.5%
Allowance for loan losses
  as a percentage of loans
  at least one day past due
  (3)........................               121.2%                84.2%              214.2%               323.7%              299.0%
Allowance for loan losses
  as a percentage of loans
  classified as "C," "D"
  and "E" (3)................                53.5%                52.4%               55.2%                97.8%              112.3%
Percentage of performing
  loans to total loans (3)...                96.5%                95.5%               98.2%                99.1%               99.1%

-----------------------

(1) Performing past due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated. Once interest is unpaid on accrual loans for a longer period than is specified above, the loan is classified as non-performing. Under Colombian Banking regulations, a loan is past due when it is at least 31 days past the actual due date.

(2) The Consumer loans are due from 31 to 60 days and the commercial loans are due from 31 to 90 days.

(3) Includes financial leases, according to regulations issued by the Superintendency of Banking and effective as of January 1, 2004.

            The following table analyzes the quality of the Bank's loan portfolio using the classification system of the Superintendency of Banking in effect at the end of each period:

                                                                                      AS OF DECEMBER 31,
                                                                -----------------------------------------------------------
                                                                  2000          2001        2002        2003      2004 (1)
                                                                -----------  ----------  ----------  ----------  ----------
                                                                             (Ps million, except percentages)
Loans and financial leases secured by real
    guarantees as a percentage of total loans and
    financial leases.........................................          35.4%       44.8%       37.5%       32.9%       40.1%
Loans and financial leases classified as "A" as a
    percentage of total loans and financial leases...........          78.6%       79.0%       82.6%       90.8%       92.9%
Loans and financial leases classified as "B as a
    percentage of total loans and financial leases...........          11.0%       11.3%        7.7%        4.3%        3.2%
Loans and financial leases classified as "C", "D"
    and "E" as a percentage of total loan and
    financial lease..........................................          10.5%        9.7%        9.7%        4.9%        3.9%
Total allowance for loan and financial lease losses
    as a percentage of non-performing loans and
    financial leases.........................................         158.9%      111.4%      303.1%      508.3%      491.1%
Total allowance for loan and financial lease losses
    as a percentage of loan and financial lease
    classified as "C", "D" and "E"...........................          53.5%       52.4%       55.2%       97.8%      112.3%
Non-performing loans and financial leases as a
    percentage of total loans and financial leases...........           3.5%        4.6%        1.8%        0.9%        0.9%
Loans and financial leases classified as "C", "D"
    and "E"..................................................   Ps  534,083  Ps 518,889  Ps 601,997  Ps 396,098  Ps 386,882
    TOTAL NON-PERFORMING LOANS AND FINANCIAL LEASES..........   Ps  179,751  Ps 243,892  Ps 109,659  Ps  76,182  Ps  88,451

----------------
(1) Includes financial leases, according to regulations issued by the Superintendency of Banking and effective as of January 1, 2004.

     The following table shows BC's past due loan portfolio by type of loan:

                                                                AS OF DECEMBER 31,
                         ---------------------------------------------------------------------------------------------
                            2000       %       2001       %       2002       %       2003       %       2004       %
                         ----------  -----  ----------  -----  ----------  -----  ----------  -----  ----------  -----
                                                       (Ps million, except percentages)
CORPORATE
Trade financing........  Ps   9,329    4.0% Ps   5,398    1.6% Ps     143    0.0%  Ps  2,841    2.3% Ps   3,862    2.7%
Loans funded by
domestic development
  banks................      10,073    4.3       7,950    2.5       1,360    0.9       1,149    1.0       1,705    1.2
Working capital loans..     145,506   61.8     210,281   65.2      75,333   48.6      30,706   25.7      21,211   14.6
Credit cards...........          48    0.0         103    0.0          90    0.1         136    0.1       1,273    0.9
Overdrafts.............       1,408    0.6       1,583    0.5           -    0.0       1,032    0.9       1,668    1.1
Other..................           -    0.0           -    0.0           -    0.0           -    0.0           -    0.0
                         ----------  -----  ----------  -----  ----------  -----  ----------  -----  ----------  -----
  Total corporate......     166,364   70.6%    225,315   69.8%     76,926   49.6%     35,864   30.0%     29,719   20.5
RETAIL (1)
Credit cards...........      11,686    5.0      10,606    3.3      14,930    9.6      12,204   10.2      13,785    9.5
Personal loans.........      10,734    4.6      17,442    5.4      25,516   16.4      32,876   27.5      43,945   30.2
Vehicle loans..........       1,402    0.6         323    0.1         534    0.3       6,453    5.4       9,697    6.7
Overdrafts.............       8,924    3.8       8,491    2.6           -    0.0       7,967    6.6       8,637    5.9
Loans funded by
  domestic development
  banks................           -    0.0       6,843    2.1       3,840    2.5       5,299    4.4       6,382    4.4
Trade financing........       1,320    0.6       1,841    0.6         890    0.6         355    0.3         156    0.1
Working capital loans..      33,815   14.4      50,563   15.7      31,644   20.4      18,084   15.1      22,743   15.7
                         ----------  -----  ----------  -----  ----------  -----  ----------  -----  ----------  -----
  Total retail.........      67,881   28.8%     96,109   29.8%     77,354   49.8%     83,238   69.5%    105,345   72.5
FINANCIAL LEASES (2)...           -    0.0%          -    0.0%          -    0.0%          -    0.0%     10,173    7.0%
MORTGAGE...............       1,361    0.6%      1,279    0.4%        864    0.6%        551    0.5%         37    0.0%
                         ----------  -----  ----------  -----  ----------  -----  ----------  -----  ----------  -----
  TOTAL PAST DUE
    LOANS AND
    FINANCIAL LEASES..   Ps 235,606  100.0% Ps 322,703  100.0% Ps 155,144  100.0% Ps 119,653  100.0% Ps 145,274  100.0%
                         ==========  =====  ==========  =====  ==========  =====  ==========  =====  ==========  =====

------------------
(1)   Includes loans to high-income individuals and small companies.

(2) Includes financial leases, according to regulations issued by the Superintendency of Banking and effective as of January 1, 2004.

            The past due portfolio increased 21.41% between 2003 and 2004, from Ps 119,653 million at December 31, 2003, to Ps 145,274 million at December 31, 2004, mainly due to an increase in past due Retail loans as a result of the Bank's growth in these types of loans. The implementation of a defaulted loans recovery strategy through a specialized department for asset recovery explains the 22.88% decrease between 2002 and 2003.

            The Bank believes that future increases in average nominal interest rates may result in additional past due loans. There can be no assurance that the increases in past due performing loans will not continue in the future. If performing past due loans are not made current, they will become categorized as non-performing past due loans and additional allowances for loan losses will have to be established.

            The following table presents information with respect to the Bank's loan portfolio at least 31 days past due based on the nature of the collateral for the loan:

                                                                             AS OF DECEMBER 31,
                                                -----------------------------------------------------------------------------------
                                                    2000         %        2001       %         2002       %        2003         %
                                                -------------  -----  ------------  ----   ------------  ----  -------------   ----
                                                                      (Ps million, except percentages)
SECURED
Current........................................ Ps  1,701,775   33.3% Ps 2,203,986  41.2%  Ps 2,261,968  36.5% Ps  2,596,226   32.3%
Past due loans from 31 to 60 days
      (consumer)...............................             -    0.0             -   0.0          3,686   0.1          5,690    0.1
Past due financial leases from 31 to 60
      days (consumer) (2)......... ............             -    0.0             -   0.0              -   0.0              -    0.0
Past due loans from 61 to 90
      days (consumer)..........................         2,903    0.1         4,009   0.1              -   0.0          2,020    0.0
Past due financial leases from 61 to 90
      days (consumer) (2)......................             -    0.0             -   0.0              -   0.0              -    0.0
Past due loans from 31 to 60
      days (small business loans)..............             -    0.0             -   0.0            246   0.0            466    0.0
Past due loans from 61 to 90
      days (small business loans)..............             -    0.0             -   0.0             89   0.0            315    0.1
Past due loans from 31 to 90/120
      days (mortgage)..........................           171    0.0           202   0.0             22   0.0              -    0.0
Past due loans from 91 to 180
      days (consumer)..........................         1,572    0.0         1,823   0.0          1,881   0.0          2,995    0.1
Past due financial leases from 91 to 180
      days (consumer) (2)......................             -    0.0             -   0.0              -   0.0              -    0.0
Past due loans from 91 to 180 days (small
      business loans) .........................             -    0.0             -   0.0            415   0.0            476    0.0
Past due loans from 91/121 to 180 days
     (mortgage) ...............................             3    0.0             -   0.0              -   0.0              4    0.0
Past due loans from 31 to 90 days (commercial).        14,268    0.3        51,414   1.0          9,617   0.2         10,935    0.1
Past due financial leases from 31 to 90
     days (commercial) (2).....................             -    0.0             -   0.0              -   0.0              -    0.0
Past due loans from 181 days to 360
     days (consumer)...........................         2,784    0.1         2,835   0.1              -   0.0          2,589    0.0
Past due financial leases from 181 to 360
     days (consumer) (2).......................             -    0.0             -   0.0              -   0.0              -    0.0
Past due loans from 181 to 360 days (small
     business loans) ..........................             -    0.0             -   0.0              -   0.0              -    0.0
Past due loans from 181 days to 360 days
     (mortgage)................................         1,083    0.0           138   0.0            138   0.0              -    0.0
Past due loans from 91 to 180 days (commercial.        29,198    0.6        35,933   0.7          8,736   0.1          5,751    0.1
Past due financial leases from 91 to 180 days
     (commercial) (2)..........................             -    0.0             -   0.0              -   0.0              -    0.0
Past due loans from 121 to 360 days
     (commercial) .............................        10,368    0.2        47,628   0.9         10,452   0.2          8,995    0.1
Past due financial leases from 121 to 360
     days (commercial) (2).....................             -    0.0             -   0.0              -   0.0              -    0.0
Past due loans more than 360 days..............        43,321    0.8        50,554   0.9         29,501   0.5         17,217    0.2
Past due financial leases more than
     360 days (2)..............................             -    0.0             -   0.0              -   0.0              -    0.0
                                                -------------   ----  ------------  ----   ------------  ----  -------------   ----
TOTAL                                           Ps  1,807,446   35.4% Ps 2,398,522  44.9%  Ps 2,326,751  37.6% Ps  2,653,679   33.1%
                                                =============   ====  ============  ====   ============  ====  =============   ====
UNSECURED(1)
Current                                         Ps  3,174,690   62.1% Ps 2,823,516  52.8%  Ps 3,780,203  61.0% Ps  5,313,789   66.2%
Past due loans from 31 to 60
     days (consumer)...........................        15,205    0.3        15,534   0.3         13,851   0.2         19,209    0.2
Past due loans from 61 to 90 days
     (consumer)................................             -    0.0             -   0.0              -   0.0              -    0.0
Past due loans from 31 to 60 days (small
     business loans)...........................             -    0.0             -   0.0            531   0.0          1,588    0.0
Past due loans from 61 to 90 days (small
     business loans)...........................             -    0.0             -   0.0            308   0.0            793    0.0
Past due loans from 91 to 180 days (consumer)..         8,088    0.2         7,888   0.1          7,112   0.1          9,289    0.1

                                                          AS OF DECEMBER 31,
                                                     -------------------------
                                                          2004           %
                                                     ---------------   ------
                                                    (Ps million, except percentages)
SECURED
Current.......................................          Ps 3,950,303    39.4%
Past due loans from 31 to 60 days
      (consumer)..............................                 7,027     0.1
Past due financial leases from 31 to 60
      days (consumer) (2)......... ...........                    79     0.0
Past due loans from 61 to 90
      days (consumer).........................                 3,441     0.0
Past due financial leases from 61 to 90
      days (consumer) (2).....................                    78     0.0
Past due loans from 31 to 60
      days (small business loans).............                   665     0.0
Past due loans from 61 to 90
      days (small business loans).............                   411     0.0
Past due loans from 31 to 90/120
      days (mortgage).........................                     -     0.0
Past due loans from 91 to 180
      days (consumer).........................                 6,074     0.1
Past due financial leases from 91 to 180
      days (consumer) (2).....................                    83     0.0
Past due loans from 91 to 180 days (small
      business loans) ........................                   926     0.0
Past due loans from 91/121 to 180 days
     (mortgage) ..............................                     -     0.0
Past due loans from 31 to 90 days (commercial)                16,295     0.2
Past due financial leases from 31 to 90
     days (commercial) (2)....................                 6,514     0.1
Past due loans from 181 days to 360
     days (consumer)..........................                 3,348     0.0
Past due financial leases from 181 to 360
     days (consumer) (2)......................                    76     0.0
Past due loans from 181 to 360 days (small
     business loans) .........................                     -     0.0
Past due loans from 181 days to 360 days
     (mortgage)...............................                    37     0.0
Past due loans from 91 to 180 days (commercial                 8,730     0.1
Past due financial leases from 91 to 180 days
     (commercial) (2).........................                 1,845     0.0
Past due loans from 121 to 360 days
     (commercial) ............................                 6,156     0.1
Past due financial leases from 121 to 360
     days (commercial) (2)....................                   924     0.0
Past due loans more than 360 days.............                 9,661     0.1
Past due financial leases more than
     360 days (2).............................                   573     0.0
                                                        ------------    ----
TOTAL                                                   Ps 4,023,246    40.2%
                                                        ============    ====
UNSECURED(1)
Current                                                 Ps 5,939,662    59.2%
Past due loans from 31 to 60
     days (consumer)..........................                14,960     0.1
Past due loans from 61 to 90 days
     (consumer)...............................                 7,115     0.1
Past due loans  from 31 to 60 days (small
     business loans)..........................                 1,180     0.0
Past due loans from 61 to 90 days (small
     business loans)..........................                   557     0.0
Past due loans from 91 to 180 days (consumer).                12,490     0.1

                                                                        AS OF DECEMBER 31,
                                ---------------------------------------------------------------------------------------------------
                                   2000        %       2001        %        2002        %       2003        %        2004       %
                                -----------  -----  ------------ -----  -----------   -----  ----------   -----  -----------  -----
Past  due loans from 91 to
    180 days (small business
    loans).....................           -    0.0            -    0.0          821    0.0        1,456    0.0         1,887    0.0
Past  due loans from 31 to
    90 days (commercial).......      23,308    0.4        7,652    0.1       17,532    0.3        5,583    0.1        10,103    0.1
Past due loans from 181 days
    to 360 days  (consumer)....      31,649    0.6        7,184    0.1       10,678    0.2        8,176    0.1         8,414    0.1
Past due loans from 91 to
    180 days (commercial)......       5,537    0.1        3,493    0.1        9,358    0.2        2,980    0.0         3,980    0.0
Past due loans from 121 to
    360 days (commercial) .....       7,001    0.1       34,077    0.6        9,192    0.1        8,889    0.1         6,863    0.1
Past due loans more than 360
days...........................      39,147    0.8       52,339    1.0       20,978    0.3        4,237    0.1         4,782    0.0
                                -----------  -----  -----------  -----  -----------   ----  -----------  -----   -----------  -----
TOTAL.......................... Ps3,304,625   64.6% Ps2,951,683   55.1% Ps3,870,564   62.4% Ps5,375,989   66.9%  Ps6,011,993   59.8%
                                ===========  =====  ===========  =====  ===========  -----  -----------  -----   -----------  -----

TOTAL CURRENT LOANS AND
    FINANCIAL LEASES (2)....... Ps4,876,465   95.4% Ps5,027,502   94.0% Ps6,042,171   97.5% Ps7,910,015   98.5%  Ps9,889,965   98.6%
Past due loans from 31 to 60
    days (consumer)............      15,205    0.4       15,534    0.4       17,537    0.3       24,899     0.3       21,987    0.2
Past due financial leases
    from 31 to 60 days
    (consumer) (2).............           -    0.0            -    0.0            -    0.0            -     0.0           79    0.0
Past due loans from 61 to 90
    days (consumer)............       2,903    0.0        4,009    0.0            -    0.0        2,020     0.0       10,556    0.1
Past due financial leases from
    61 to 90 days (consumer)
    (2)........................           -    0.0            -    0.0            -    0.0            -     0.0           78    0.0
Past due loans from 31 to 60
    days (small business
    loans).....................           -    0.0            -    0.0          777    0.0        2,054     0.0        1,845    0.0
Past due loans from 61 to 90
    days (small business
    loans).....................           -    0.0            -    0.0          397    0.0        1,108     0.0          968    0.0
Past due loans from 31 to
    90/120 days (mortgage).....         171    0.0          202    0.0           22    0.0            -     0.0            -    0.0
Past  due loans from 31 to
    90 days (commercial).......      37,576    0.7       59,066    1.1       27,149    0.4       16,518     0.2       26,398    0.3
Past due financial leases
    from 31 to 90 days
    (commercial)(2)............           -    0.0            -    0.0            -    0.0            -     0.0        6,514    0.1
Past  due loans from 91 to
    180 days (consumer)........       9,660    0.2        9,711    0.2        8,993    0.1       12,284     0.2       18,564    0.2
Past due financial leases
    from  91 to 180 days
    (consumer) (2).............           -    0.0            -    0.0            -    0.0            -     0.0           83    0.0
Past  due loans from 91 to
    180 days (small business
    loans).....................           -    0.0            -    0.0        1,236    0.0        1,932     0.0        2,813    0.0
Past  due loans from 91/121
    to 180 days (mortgage).....           3    0.0            -    0.0            -    0.0            4     0.0            -    0.0
Past  due loans from 91 to
    180 days (commercial)......      34,735    0.7       39,426    0.7       18,094    0.3        8,731     0.1       12,710    0.1
Past due financial leases
    from 91 to 180 days
    (commercial) (2)...........           -    0.0            -    0.0            -    0.0            -     0.0        1,845    0.0
Past  due loans from 121 to
    360 days (commercial) .....      17,369    0.3       81,705    1.5       19,644    0.3       17,884     0.2       13,019    0.2
Past due financial leases from
    121 to 360 days
    (commercial) (2)...........           -    0.0            -    0.0            -    0.0            -     0.0          924    0.0
Past due loans from 181 days
    to 360 days (consumer).....      34,433    0.7       10,019    0.2       10,678    0.2       10,765     0.1       11,762    0.1
Past due financial leases
    from 181 to 360 days
     (consumer) (2)............           -    0.0            -    0.0            -    0.0            -     0.0           76    0.0
Past due loans from 181 days
    to 360 days (mortgage).....       1,083    0.0          138    0.0          138    0.0            -     0.0           37    0.0
Total past due loans more
    than 360 days..............      82,468    1.6      102,893    1.9       50,479    0.9       21,454     0.4       14,443    0.1
Total past due financial
    leases more than 360
    days (2)...................           -    0.0            -    0.0            -    0.0            -     0.0          573    0.0
    TOTAL PAST DUE LOANS AND
    FINANCIAL LEASES (2).......     235,606    4.6      322,703    6.0      155,144    2.5      119,653     1.5      145,274    1.4
                                -----------  -----  -----------   ----  ----------   ----   -----------   -----   ----------  -----
Total gross loans and
financial leases (2)...........   5,112,071  100.0    5,350,205  100.0    6,197,315  100.0    8,029,668   100.0   10,035,239  100.0
Allowance for loan and
    financial lease
    losses (2).................    (285,565)  (5.6)    (271,729)  (5.1)    (332,324)  (5.4)    (387,263)   (4.8)    (434,378)  (4.3)
                                -----------  -----  -----------  -----  -----------  -----  -----------   -----  -----------  -----
    TOTAL LOANS AND FINANCIAL
     LEASES, NET (2)........... Ps4,826,506   94.4% Ps5,078,476   94.9% Ps5,864,991   94.6% Ps7,642,405    95.2% Ps9,600,861   95.7%
                                ===========  =====  ===========  =====  ===========  =====  ===========   =====  ===========  =====

-----------------------

(1)   Includes loans with personal guarantees.

(2) Includes financial leases, according to regulations issued by the Superintendency of Banking and effective as of January 1, 2004.

E.4. SUMMARY OF LOAN LOSS EXPERIENCE

  ALLOWANCE FOR LOAN LOSSES

            The Bank complies with Colombian regulations regarding allowances for loan losses by setting aside specific allowances on past due performing and non-performing loans based on the length of time such loans have been past due. The Superintendency of Banking, through External Circular 044 of July 23, 1999, tightened loan allowance rules for Colombian banks. In addition, banks started to accumulate a general allowance, which should amount to 1% of the total loans within three years starting July 31, 1999. The regulations contained in External Circular No. 070 dated October 5, 2000 ratified this general 1% provision and eliminated the risk coefficient and the obligation to make additional provision for this item. The regulations of the Superintendency of Banking required the Bank to review commercial loans every six months, and consumer and mortgage loans at least monthly. The current regulation contained in External Circular 011 of March, 2002, requires that all debtors whose indebtedness for the different categories of credit exceeds 300 SMLV (Ps 107.4 million for 2004), be evaluated twice a year. Additionally, the regulation requires that all loans be evaluated every month on their past due days basis.

            The Bank establishes its loan allowances by classifying its loan portfolio according to the loan classification system determined by the Superintendency of Banking and by applying to each such classification the applicable allowance percentage formula, also as specified by the Superintendency of Banking. The Bank believes that its application of the loan classification system and allowance formula results in the establishment of allowances that are reasonable and adequate for the credit risk associated with BC's loan portfolio. Every six months, the Bank evaluates all debtors whose indebtedness for the various credit facilities exceeds 300 SMLV (Ps 107.4 million); additionally, these credits, and those which do not meet this condition, are evaluated monthly based on the days they are past due. In addition, through the Bank's Vice President for Risk Management office, the Bank performs an ongoing review of the loan portfolio from time to time to adjust its allowances for loan losses as necessary.

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

            The following table shows the allowance for loan losses required to be taken, expressed as a percentage of the value of the loan to the extent not covered by collateral (including principal, interest and commissions and fees) for commercial, small business, consumer and mortgage loans classified as follows:

"A"            "B"           "C"           "D"           "E"
 -              -             -             -             -
 0%             1%           20%           50%           100%
============================================================

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

For mortgage-backed guarantees:

TIME ELAPSED BETWEEN THE DATE OF DEFAULT AND THE DATE
         OF NON-REALIZATION OF THE GUARANTEE             PERCENTAGE
-------------------------------------------------------------------
0 to 18 Months                                               70%
Over 18 Up to 24 Months                                      50%
Over 24 Up to 30 Months                                      30%
Over 30 Up to 36 Months                                      15%
Over 36 Months                                                0%
===================================================================

For guarantees not backed by mortgages:

TIME ELAPSED BETWEEN THE DATE OF DEFAULT AND THE DATE
         OF NON-REALIZATION OF THE GUARANTEE             PERCENTAGE
-------------------------------------------------------------------
0 to 12 Months                                              70%
Over 12 Up to 24 Months                                     50%
Over 24 Months                                               0%
===================================================================

            There are special requirements for the allowance needed for loan losses in respect of loans of borrowers involved in proceedings with their creditors. The Bank may make additional allowances not required by the regulations of the Superintendency of Banking when, in its judgment, an additional allowance is guaranteed for restructured loans with wide maturities secured by guaranties that could prove difficult to sell. Through the office of the Bank's Vice President for Risk Management, the Bank undertakes a monthly review of its past due and non-performing loan portfolio.

            Additionally, on July 26, 2004, the Bank established an internal policy to increase allowances for small business and consumer loans. The following table shows the allowance required to be taken, expressed as a percentage of the value of the loan to the extent not covered by collateral (including principal, interest and commissions and fees):

CLASSIFICATION     CONSUMER   SMALL BUSINESS LOANS
--------------------------------------------------
      A               0%               0%
      B              30%              30%
      C              50%              60%
      D             100%             100%
      E             100%             100%
--------------------------------------------------

            The following table sets forth the activity in the allowance for loan and financial lease losses:

                                                             YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------------
                                             2000         2001         2002         2003         2004
                                          ----------   ----------   ----------   ----------   ----------
                                                                    (Ps million)
Balance at beginning of period .........  Ps 295,016   Ps 285,565   Ps 271,729   Ps 332,324   Ps 387,263
Balance at beginning of period
  (Sufinanciamiento) ...................           -            -            -       11,854            -
Allowance for financial leasing
  reclassification (5) .................           -            -            -            -        7,002
Provisions for loan losses..............     264,756       86,793      143,361      286,170      186,480
Effect of revaluing to constant
  pesos (3) ............................     (19,008)           -            -            -            -
Effect of difference in exchange
  interest rate (4) ....................           -            -       10,366         (284)     (12,751)
Charge-offs ............................    (148,056)     (83,586)     (71,592)    (112,393)     (55,032)
Recovering from previous fiscal years ..    (107,143)     (17,043)     (21,540)    (130,408)     (78,584)
                                          ----------   ----------   ----------   ----------   ----------
    BALANCE AT END OF PERIOD (1) (2) ...  Ps 285,565   Ps 271,729   Ps 332,324   Ps 387,263   Ps 434,378
                                          ==========   ==========   ==========   ==========   ==========

--------------------

(1) The provision for past due accrued interest receivable, which is not included in this item, amounted to Ps 20,178 million, Ps 4,965 million, Ps 4,518 million, Ps 5,316 million and Ps 4,483 million for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 respectively.

(2) The allowance past due accrued interest receivable, which is not included in this item, amounted to Ps 30,771 million, Ps 27,011 million, Ps 15,074 million, Ps 5,170 million and Ps 4,603 million for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 respectively,

(3) Inflation adjustment was eliminated starting on January 1, 2001. See Note 2(b) to the Financial Statements.

(4) For years 2000 and 2001, the effect of difference in exchange interest rate was included as a part of recoveries.

(5) Includes allowance for financial leases, according to regulations issued by the Superintendency of Banking and effective as of January 1, 2004.

            The following table shows the allocation of the Bank's allowance for loan and financial lease losses by type of loan using the classification of the Superintendency of Banking:

                                                                AS OF DECEMBER 31,
                                        ------------------------------------------------------------------
                                           2000          2001          2002          2003        2004 (2)
                                        ----------    ----------    ----------    ----------    ----------
                                                                    (Ps million)
Commercial loans .....................  Ps 212,428    Ps 178,471    Ps 243,835    Ps 276,285    Ps 271,296
Consumer loans .......................      46,537        46,723        22,668        27,429        49,350
Small business loans .................           -             -         1,260         2,082         4,271
Financial leases .....................           -             -             -             -         6,529
Mortgages ............................       1,667         1,116           849           440            37
General(1) ...........................      24,933        45,419        63,712        81,027       102,895
                                        ----------    ----------    ----------    ----------    ----------
    TOTAL ALLOWANCE FOR LOAN AND
        FINANCIAL LEASE LOSSES .......  Ps 285,565    Ps 271,729    Ps 332,324    Ps 387,263    Ps 434,378
                                        ==========    ==========    ==========    ==========    ==========

------------------------

(1) This is a provision established in 1999 by Circular 044 issued by the Superintendency of Banking.

(2) Includes financial leases, according to regulations issued by the Superintendency of Banking and effective as of January 1, 2004.

            The following table shows the allocation of the Bank's allowance for loan and financial lease losses by type of loan:

                                                                    AS OF DECEMBER 31,
                             -----------------------------------------------------------------------------------------------
                                2000       %       2001       %        2002       %       2003       %        2004       %
                             ----------  -----  ----------   ----   ----------   ----  ----------   ----   ----------   ----
                                                            (Ps million, except percentages)
CORPORATE
Trade financing............  Ps   1,413    0.5%  Ps    491    0.2%  Ps   3,073    0.9% Ps     217    0.1%  Ps   3,496    0.8%
Loans funded by domestic
   development banks.......       1,972    0.7         845    0.3          812    0.2      57,745   14.9       10,057    2.3
Working capital loans......     180,470   63.2     177,135   65.2      212,108   63.8     202,403   52.3      243,862   56.2
Credit cards...............          46    0.0           -    0.0          107    0.0          34    0.0          971    0.2
Overdrafts.................         923    0.3           -    0.0        1,313    0.4         370    0.1          919    0.2
Other......................           -    0.0           -    0.0            -    0.0           -    0.0            -    0.0
                             ----------  -----  ----------   ----   ----------   ----  ----------   ----   ----------   ----
   Total corporate.........     184,824   64.7     178,471   65.7      217,413   65.3     260,769   67.4      259,305   59.7

RETAIL (1)
Credit cards...............       8,039    2.8       5,823    2.1        9,568    2.9       6,452    1.7       11,965    2.8
Personal loans.............      14,316    5.0       5,947    2.2        9,816    3.0      15,687    4.1       27,718    6.4
Vehicle loans..............         741    0.3          99    0.0           77    0.0       8,550    2.2        6,121    1.4
Overdrafts.................       3,332    1.2       2,727    1.0        3,318    1.0       1,908    0.5        2,791    0.6
Loans funded by domestic
   development banks.......         847    0.3         851    0.3        1,507    0.5         642    0.2        1,770    0.4
Trade financing............         734    0.3         349    0.1          792    0.2         119    0.0           59    0.0
Working capital loans......      46,132   16.1      30,927   11.3       25,272    7.6      11,669    2.9       15,188    3.6
                             ----------  -----  ----------   ----   ----------   ----  ----------   ----   ----------   ----
    Total retail...........      74,141   26.0      46,723   17.2       50,350   15.2      45,027   11.6       65,612   15.2
                             ----------  -----  ----------   ----   ----------   ----  ----------   ----   ----------   ----
FINANCIAL LEASES(3)........           -    0.0           -    0.0            -    0.0           -    0.0        6,529    1.4
MORTGAGE...................       1,667    0.6       1,116    0.4          849    0.3         440    0.1           37    0.0
GENERAL(2).................      24,933    8.7      45,419   16.7       63,712   19.2      81,027   20.9      102,895   23.7
                             ----------  -----  ----------   ----   ----------   ----  ----------   ----   ----------   ----
  TOTAL ALLOWANCE FOR
    LOAN AND FINANCIAL
      LEASE LOSSES.........  Ps 285,565  100.0% Ps 271,729  100.0%  Ps 332,324  100.0% Ps 387,263  100.0%  Ps 434,378  100.0%
                             ==========  =====  ==========  =====   ==========  =====  ==========  =====   ==========  =====

-----------------------

(1) Includes allowances for loans to high-income individuals and small companies.

(2) This is a provision established in 1999 by Circular 044 issued by the Superintendency of Banking.

(3) At December 31, 2004 allowance for financial leases is included in the allowance for loans.

            As of December 31, 2004, the allowance for loan and financial lease losses increased 12.2% to Ps 434,378 million from Ps 387,263 million at December 31, 2003, due primarily to an increase in general allowances and working capital loans. As of December 31, 2003, the allowance for loan and financial lease losses increased 16.5% compared to December 31, 2002 due primarily to an increase in general allowance and loans funded by domestic development banks.

   NEW PROVISION SYSTEM (OR CREDIT RISK MANAGEMENT SYSTEM - "SARC")

            Through External Circular 011 of March 5, 2002, which modifies Chapter II of External Circular 100 of 1995 (Basic and Accounting Circular), regarding management of credit risk, the Superintendency of Banking requires entities subject to its supervision to develop a system for the management credit risk ("Sistema de Administracion de Riesgo Crediticio" - "SARC"). As a consequence, the Bank must establish strategies, policies, methodologies, processes and structures to evaluate, rate, monitor, and control its credit risks.

            The Superintendency of Banking has provided general guidelines and deadlines for the development and implementation of SARC, and the Bank has complied with those guidelines and deadlines subject to the requirements set forth in Circular Letter of March 5, 2002, as shown in the table below:

                                                                                           MAXIMUM
PHASE                                      DESCRIPTION                                     DEADLINE
-----    ----------------------------------------------------------------------------    ------------
I        Preparation and submission of the document supporting the
         development of the SARC to the Superintendency of
         Banking, taking into account risk management polices, adequate organizational structure, appropriate methodologies and
         processes for risk management, suitable infrastructure and human                  June 28,
         resources, as well as a general auditing process.                                   2002

         Additionally, significant preparation time shall be required to reconstruct the historical information necessary for the implementation of the SARC by the Bank.

II       Conclusion of the process of reconstruction of historical
         information and the information and/or computer
         programs which will assure adequate assessment and                              December 31,
         management of credit risk.                                                         2002

III During this phase, the entity shall begin estimating expected losses by applying the methodology proposed for such purpose in order to calibrate any relevant variables which guarantee the results of the methodology.

          The Superintendency of Banking extended the SARC phase III due date through the External Circular 030 of June 2003. The
          regulator required the banks to have SARC working as a parallel
          provision system during 2004, in order to test its correct                     December 31,
          operation.                                                                         2003

          Through External Circular 052 of December 30, 2004, the Superintendency of
          Banking required entities to continue with SARC working as a parallel provision system and established that on July 1, 2005, it will present its reference methodology for commercial loans.  Then, entities could voluntary submit their internal commercial loan methodologies for their assessment and later approval or objection. Initially, the reference methodology will be presented for commercial loans and then for consumer, mortgages and small business loans.

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

                  - Estimate or quantification of the expected loss that may be incurred by the entity, should the foregoing event occur, during a determined lapse of time (e.g., 12 months). For this estimate, it is important, among other things, to compute the value or rate of recovery of the active value, in the event that the loan would become unrecoverable. The existence and suitability of the collateral that supports the loans are an important factor that should be taken into account in the context.

            The allowances for loans must be based on the estimate of the expected losses, and minimum levels of allowances must be maintained in accordance with current provisions. A general allowance of 1% on the total gross portfolio is maintained.

            For the estimate of expected losses and allowances, the Bank has to follow guidelines established by the methodological documents published by the Basel Internal Rating Approach. This model is based on three fundamental factors which must be estimated to compute the expected loss for each business line being analyzed:

                         EXPECTED LOSS = PD X EAD X LGD

            Where:

            PD = Probability of default
            EAD = Exposure at the time of default
            LGD = Loss if default occurs

            The Bank has adequately fulfilled each one of the phases established by the Superintendency of Banking and, through December 30, 2004, continues with the parallel provision system. During 2005, the entity will continue making the necessary adjustments to comply with the general guidelines and deadlines provided by the External Circular 052 of December 31, 2004.

   CHARGE-OFFS

            The following table shows the allocation of the Bank's charge-offs by type of loan as of December 31, 2000, 2001, 2002, 2003 and 2004:

                                                               YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------------
                                                  2000        2001       2002        2003       2004
                                               ----------  ----------  ---------  ----------  ---------
                                                                     (Ps million)
Trade financing............................... Ps      54  Ps       -  Ps 24,470  Ps     546  Ps    100
Loans funded by domestic development
 banks  ......................................          -           -          -       1,760      2,832
Working capital loans.........................    111,652      49,460     36,022      72,298     15,350
Credit cards..................................         20           -        517      10,035      9,015
Personal loans................................     16,366      17,338      9,140      19,475     20,251
Vehicle loans.................................      2,377         506         35       1,419      1,981
Overdrafts....................................     13,563      13,902      1,086       6,394      3,981
Mortgage & other..............................      4,024       2,380        322         466        385
Financial leases (1) .........................          -           -          -           -      1,137
                                               ----------  ----------  ---------  ----------  ---------
     TOTAL CHARGE-OFFS........................ Ps 148,056  Ps  83,586  Ps 71,592  Ps 112,393  Ps 55,032
                                               ===-======  ==========  =========  ==========  =========

--------------

(1) In October 23, 2003, the Superintendency of Banking through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004 it is accounted for as loan portfolio.

            The Bank has a policy of actively pursuing the collection of charged-off balances. In practice, the manager of the branch where the loan was made and the attorney handle the collection process until a final judgment is obtained. In addition, non-payment by the debtor is reported to the Banking Association of Colombia credit risk center where the creditor's name and the outstanding debt is registered. This credit risk center is consulted by every Colombian financial institution, and any debtor listed in such registry will not be extended credit until the defaulted loan has been paid.

            Charge-offs are only made after the manager of the branch and the attorney handling the case have exhausted all means to secure payment of the judgment against any known assets of the borrower and the charge-off has been approved by the Board of Directors. The Bank informs the Superintendency of Banking, on a quarterly basis, the amount of charge-offs it approves. As of December 31, 2004, the Bank registered Ps 43,270 million in recoveries of charge-off loans in previous periods.

   CROSS - BORDER OUTSTANDING LOANS AND INVESTMENTS

            As of December 31, 2003 and 2004, total cross-border outstanding loans and investments amounted to approximately US$ 162 million and US$ 175 million, respectively. At 2004, total outstanding loans to borrowers in foreign countries amounted to US$ 32 million and total investments were US$ 143 million. As of December 31, 2004, total cross-border outstanding loans and investments represented 2.4% of total assets.

            The following table presents information with respect to the Bank's cross-border outstanding loans and investments for the years ended on December 31, 2003 and 2004:

                                                         2003             2004
                                                      -----------      -----------
                                                         (U.S. thousand dollars)
Mexico                                                US$  52,249      US$  77,200
Brazil                                                     42,790           30,980
United States                                              29,000           22,048
Chile                                                       2,000           10,034
British Virgin Island                                           -            9,912
Puerto Rico                                                     -            5,000
Bolivia                                                         -            5,000
Peru                                                        3,403            3,633
Ecuador                                                     1,726            3,200
Panama                                                      7,552            2,652
El Salvador                                                 3,000            2,000
Cayman Islands                                             11,712            1,745
Dominican Republic                                          4,696            1,027
Costa Rica                                                  2,000            1,000
Guatemala                                                   1,590                -
Venezuela                                                     500                -
                                                      -----------      -----------
  TOTAL CROSS-BORDER OUTSTANDING LOANS AND
    INVESTMENTS                                       US$ 162,218      US$ 175,431
                                                      ===========      ===========

E.5.        DEPOSITS

            The following table shows the composition of the Bank's deposits for 2002, 2003 and 2004:

                                                        AS OF DECEMBER 31,
                                             -----------------------------------------
                                                 2002           2003          2004
                                             ------------  -------------   -----------
                                                           (Ps million)
NON-INTEREST BEARING DEPOSITS:
Checking accounts.........................   Ps 1,876,026  Ps  2,193,069   Ps  2,523,505
Other deposits............................         94,573        126,718         167,174
                                             ------------  -------------   -------------
    Total.................................      1,970,599      2,319,787       2,690,679
                                             ------------  -------------   -------------

INTEREST BEARING DEPOSITS:
Checking accounts.........................        815,367      1,353,123       1,275,618
Time deposits.............................      3,603,466      4,237,345       4,361,206
Savings deposits..........................      2,398,726      2,321,742       3,534,613
                                             ------------  -------------   -------------
    Total.................................      6,817,559      7,912,210       9,171,437
                                             ------------  -------------   -------------
    TOTAL DEPOSITS........................   Ps 8,788,158  Ps 10,231,997   Ps 11,862,116
                                             ============  =============   =============

            The following table shows the time deposits held by the Bank at December 31, 2004, by amount and maturity for deposits:

                                                                AT DECEMBER 31, 2004
                                                      -----------------------------------------
                                                         PESOS         DOLLARS         TOTAL
                                                      ------------   ------------  ------------
                                                                     (Ps million)
Up to 3 months (1).................................   Ps   575,661   Ps   623,369  Ps 1,199,030
From 3 to 6 months (1).............................        457,003        299,816       756,819
From 6 to 12 months (1)............................        198,958        170,353       369,311
More than 12 months (1)............................        689,978        101,253       791,231
Time deposits less than Ps 239 million (2).........        949,931        294,884     1,244,815
                                                      ------------   ------------  ------------
    TOTAL..........................................   Ps 2,871,531   Ps 1,489,675  Ps 4,361,206
                                                      ============   ============  ============

--------------

(1) Time deposits higher than Ps 239 million (the equivalent of US$ 100,000 at the Representative Market Rate as of December 31, 2004).

(2) The equivalent of US$ 100,000 at the Representative Market Rate as of December 31, 2004.

            For a description of the average amount and the average rate paid of deposits, see Item 4. Information on the Company - E. Selected Statistical Information - E.1. Distribution of Assets, Liabilities and Stockholders' Equity; Interest Rates and Interest Differential.

E.6.        RETURN ON EQUITY AND ASSETS

            The following table presents certain selected financial ratios of the Bank for the periods indicated:

                                                      FOR THE FISCAL YEAR
                                                      ENDED DECEMBER 31,
                                                     ---------------------
                                                     2002    2003    2004
                                                     -----   -----   -----
                                                       (in percentages)
Net income as a percentage of:
  Average total assets............................    1.88    3.40    3.62
  Average shareholders' equity....................   20.42   31.14   32.14
Dividends declared per share as a percentage of
  net income per share(1).........................   36.18   33.42   37.47
Average shareholders' equity as a percentage of
  average total assets............................    9.22   10.92   11.27
Return on interest-earning assets(2)..............    8.00   12.20   12.10

---------------------

(1) Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of Common Shares outstanding during the year.

(2) Defined as total interest earned divided by average interest-earning assets.

E.7.        INTERBANK BORROWINGS

            The following table sets forth interbank borrowings by the Bank for the periods indicated:

                                                              AS OF DECEMBER 31,
                                     ---------------------------------------------------------------------
                                              2002                    2003                    2004
                                     ---------------------   ---------------------   ---------------------
                                       AMOUNT      RATE(1)     AMOUNT      RATE(1)     AMOUNT      RATE(1)
                                     -----------   -------   -----------   -------   -----------   -------
                                                       (Ps million, except percentages)
End of period.....................   Ps  403,962     2.44%   Ps  456,059     1.24%   Ps  246,282     2.77%
Weighted average during period....       505,832     1.86%       317,258     1.67%       312,969     2.36%
Maximum amount of borrowing  at
  any month-end...................    (2)594,810              (3)477,975              (4)417,187
Interest paid during the year.....         9,404                   5,293                   7,389

---------------

(1) At the end of the year, the Bank typically increases its dollar-denominated interbank borrowings, which represent the great majority of interbank borrowings and which have lower interest rates.

(2)   September.

(3)   November.

(4)   January.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.          OPERATING RESULTS(5)

            During 2004, there was an increase in the proportion of productive assets to total assets, as well as an increase in the relation between productive assets to interest-bearing liabilities. Likewise, there was a slight decrease in the proportion that interest-bearing liabilities represent in the funding structure. The deposit structure presented increases in the volume of low-cost deposits, such as checking accounts and savings accounts. These variations had a positive impact in the net interest margin.

-----------------

(5) Average balance sheet numbers are used in this section, unless otherwise stated.

            The expansion of low-cost deposits and the bond issuance at the beginning of the year allowed the Bank to increase the volume of the loan portfolio and the investment portfolio. The loan portfolio showed an average increase in volume of 28%, responding to the positive performance of the Colombian economy, resulting in growth of more than 24% of the interest income on loans, in spite of the decrease seen in the average nominal interest rate, which dropped from 13.1% to 12.7%. The average growth of the investment portfolio was 13.4% and interest on investments increased 11.7% in response to fluctuations of interest rates and to the market value of these investments, in particular TES bonds, which prices dropped during the first semester of the year and then returned to their prior upward trend during the second semester.

            In spite of the fact that the year 2004 was marked by high market liquidity, as had been the year 2003, a competitive environment generated an increase in deposit rates and a consequent reduction in the net interest margin. Thus, although the average volume of interest-bearing liabilities showed an increase of 13%, interest expenses at the end of the year increased nearly 22%. This growth is explained not only by the increased volume and increases in some average nominal deposit rates, such as savings accounts and time deposits that rose 300 and 400 basis points, respectively, but also by the interest generated by the Ps 400 billion bond issuance that the Bank made in order to increase the duration of its interest-bearing liabilities, thus decreasing risks.

            The Bank's 23% net income growth is explained by an increase of 19% in net interest income compared to growth of 8% in operating expenses, including merger and goodwill amortization expenses. The strategies that the Bank adopted during 2004 to improve its efficiency enabled the operating expenses to operating income ratio to drop from 55% to 51%. Finally, as a consequence of the tax credit expiration period ending in 2004, BC's income tax increased nearly 281%.

A.1.        GENERAL DISCUSSION OF THE CHANGES IN RESULTS

   RESULTS FROM OPERATIONS

            BC's net income for 2004 totaled Ps 578,678 million, which represents a 23.3% increase as compared to Ps 469,384 million obtained during 2003. This result reflects the behavior of the Colombian economy, as well as the actions and efforts that the Bank made during the year to improve the structure and quality of the assets and liabilities on its balance sheet.

   Balance Sheet Structure

            The general structure of the balance sheet showed a positive evolution during 2004. The ratio of the average volume of interest-earning assets over average total assets rose from 83% in 2003 to 87% in 2004, and the ratio of interest-earning assets over interest-bearing liabilities increased from 120% in 2003 to 128% in 2004.

            The loan portfolio share of total interest-earning assets rose from 61% in 2003 to 65% in 2004, whereas the investment portfolio share of total interest-earning assets dropped from 35% to 33% for the same period. Overnight funds represented the remaining portion of total interest-earning assets, which average volume share dropped from 4% in 2003 to 2% in 2004.

            In the total resource structure (liabilities and shareholders' equity), on average, the share of liabilities dropped slightly from 2003 to 2004, from 89.1% to 88.7%. Interest-bearing liabilities decreased from an average of 78% of total liabilities in 2003 to 77% in 2004, which resulted in the decrease of total resources from 69% to 68%. Deposits, including non-interest earning checking accounts, decreased from an average of 77% of total liabilities in 2003 to 73% in 2004. Among said deposits, during 2004 checking accounts represented an average of 30% of the volume, time deposits 41% and savings accounts 29%, as compared to 28%, 45%, and 27%, respectively in 2003, evidencing an increase in the share of low-cost deposits such as checking accounts and savings accounts, which favored the net interest margin.

            Finally, the increase in the shareholders' equity percentage of the total resource structure rose from 10.9% to 11.3%, reflecting a decrease in the leverage ratio, estimated as the total assets over average shareholders' equity, which dropped from 915% in 2003 to 887% in 2004. The capital adequacy ratio rose from 13.08% in 2003 to 13.44% in 2004, 444 basis points higher than the minimum required by Colombian law, which evidences the Bank's strategies to consolidate its solvency and soundness.

   Balance Sheet Dynamics

            Average total assets grew 15.7% in 2004, reaching an average of Ps 15,971,743 million as compared to an average of Ps 13,800,781 million in 2003, when they grew 23.4% from Ps 11,181,361 million recorded in 2002.

            The loan portfolio grew 28% from an average of Ps 7,012,079 million in 2003 to Ps 8,972,315 million in 2004, whereas the investment portfolio grew 13.4%, from an average of Ps 4,048,244 million in 2003 to an average of Ps 4,592,112 million in 2004.

            Total average liabilities grew 15.3%, totaling Ps 14,171,468 million in 2004 as compared to Ps 12,293,301 million recorded in 2003. Deposits grew 9.5%, going from an average of Ps 9,481,946 million in 2003 to an average of Ps 10,385,554 million in 2004. It is worth highlighting the increase in low-cost deposits, such as checking accounts and savings accounts at rates of 15.3% and 17.4%, respectively, as compared with time deposits, which grew at a rate of only 1.1%.

   Balance Sheet Quality

            At December 31, 2004, the non-performing past due loans share of the total loan portfolio was 0.88%, whereas it was 0.95% at December 31, 2003 showing a positive evolution, and the total past due loans share of the total loan portfolio dropped from 1.49% to 1.45%. Likewise, the non-performing loans and foreclosed assets (after allowances) share of the shareholders' equity dropped from 9% at December 31, 2003 to 7% at December 31, 2004.

            The coverage ratio represented by the allowances for loans losses over the total loan portfolio decreased from 323.7% at December 31, 2003 to 299.0% at December 31, 2004, which is consistent with the general improvement in loan portfolio quality, related to the positive evolution of the Colombian economy in recent years.

   Income Statement's Structure - Breakdown Analysis

            Upon analyzing the composition of the net income obtained during 2004, the total operating income recorded at the end of the year reached Ps 1,827,827 million. Of this amount, the income corresponding to net interest, including net income from operating leasing and gains on sales of investments, represented 66% (Ps 1,214,933 million), income corresponding to fees and services, represented 22% (Ps 402,344 million), and income corresponding to other operating income represented the remaining 12% (Ps 210,550 million). In 2003 there was a similar general structure of the composition of operating income before provisions, with 66%, 21%, and 13%, respectively.

            Also, provisions for loans portfolio losses, accrued interest, and foreclosed assets, which in 2003 represented 14% of total operating income, in 2004 represented only 8% (Ps 143,581 million), whereas operating expenses, not including merger expenses, which in 2003 represented 55% of such income, in 2004 represented 51%, thus showing a positive evolution in BC's efficiency levels.

            As a result of the above, the operating margin after total operating expenses and provisions was 41% of total operating income in 2004 (Ps 748,061 million) as compared to 31% recorded in 2003.

            Taking this net income after operating expenses and provisions as a new reference, net non-operating income rose an additional 10% in 2004 (Ps 71,853 million), even while provisions for income taxes deducted 11.8% from net income after operating expenses and provisions in 2003 as compared to 29.2% in 2004 (Ps 238,810 million), for a final net income in 2004 of Ps 578,678 million, as we mentioned above. The change in the share of provisions for income taxes is related to the change in tax rates due to the tax credit expiration, as is described in more detail below.

   General Income Statement Dynamics

            In general terms, the growth in income and expenses during 2004 was more balanced than the growth recorded in 2003. The increase of 23.3% recorded in net income in 2004 as compared to that obtained in 2003 may be explained by an increase of 19% in net interest income to Ps 1,094,833 million as compared to an increase of only 8% in operating expenses to Ps 936,185 million.

            BC's net income for 2003 totaled Ps 469,384 million, an increase of 123.1% from Ps 210,380 million in 2002. Interest income was a determining factor for this growth, as it totaled Ps 1,400,255 million in 2003, an increase of 89.7% as compared to 2002.

            The increase in net interest income in 2004 was mainly due to the result observed in loan portfolio interest that totaled Ps 1,140,887 million, recording an increase of 24.2% as compared to the loan portfolio interest obtained in 2003. Also, income from investments, which represented Ps 532,517 million in 2004, increased 11.7% as compared to 2003. However, this change is not comparable to 2002 when the financial statements were affected by a change in Colombian regulations introduced near the end of 2002 regarding the investment valuation methodology. In 2004 the moderate growth is mainly explained by the decline in Colombian bond prices that took place during the second quarter. Nevertheless, the trend in Colombian bond prices corrected during the second half of the year.

            Other net operating income, from which we highlight that associated with fees and services, operating leases, and gains on sales of investments, recorded an increase of 8.6% in 2004 as compared to the previous year, as it rose from Ps 674,647 million to Ps 732,994 million.

            Operating expenses, including goodwill amortization and merger expenses, rose from Ps 869,350 million in 2003 to Ps 936,185 million in 2004, which represents an increase of less than 8%, as we mentioned above.

            As a result of the tax credit expiration, the Bank's income tax recorded an increase of approximately 281% in 2004.

            As a result of greater market liquidity, interest expense increased only 3.1% from 2002 to 2003, allowing net interest income to reach Ps 919,742 million at December 31, 2003. This represents an increase of 238.2% as compared to December 31, 2002, when net interest income was Ps 271,961 million. Operating expenses totaled Ps 869,350 million at December 31, 2003, an increase of 15% as compared to Ps 755,801 million on December 31, 2002. However, if we exclude non-recurring expenses due to goodwill amortization and expenses related to the merger with Banco de Colombia S.A., the increase represents 12.1% as compared to December 31, 2002.

                                                             YEAR ENDED DECEMBER 31,
                                                     --------------------------------------
                                                        2002         2003          2004
                                                     ----------   ----------   ------------
                                                                   (Ps million)
NET INCOME:
  Net interest income............................    Ps 271,961   Ps 919,742   Ps 1,094,833
  Provision for loan and accrued interest
    losses.......................................      (115,154)    (162,058)      (104,632)
  Provision for foreclosed assets and other
    assets.......................................       (71,212)     (68,892)       (38,949)
  Other operating income.........................       828,977      674,647        732,994
  Non-operating income ..........................        79,787       37,600         71,853
  Operating expenses.............................      (755,801)    (869,350)      (936,185)
  Income before taxes............................       238,558      531,689        819,914
  Minority interest..............................        14,440          330         (2,426)
  Income tax.....................................       (42,618)     (62,635)      (238,810)
                                                     ----------   ----------   ------------
        NET INCOME..............................     Ps 210,380   Ps 469,384   Ps   578,678
                                                     ==========   ==========   ============

   INTEREST INCOME

            The interest income for the year ending December 31, 2004, totaled Ps 1,680,577 million, which represents a 20% increase from Ps 1,400,255 for 2003.

            The average volume of interest-earning assets or productive assets showed an increase of 21.3% as it rose from Ps 11,466,269 million in 2003 to Ps 13,905,061 million in 2004. The increase in interest income generation was mostly due to the behavior of the loan portfolio volume, which showed an average growth after allowances of 28%, from Ps 7,012,079 million in 2003 to Ps 8,972,315 million in 2004. The average loan portfolio grew 29.8% in 2003 from Ps 5,401,872 million in 2002, reflecting the expansion of and increased confidence in the Colombian economy. Although the average rate of return for the loan portfolio decreased from 13.4% in 2002 to 13.1% in 2003, the interest income from the loan portfolio increased 26.5% in the same period. The increase in loan demand in 2004 reflects the expansion of the Colombian economy during 2004, which grew 3.96%.

            The amount of past due loans increased 21% in 2004, whereas non-performing loans increased 16% in the same period. Non-performing loans represented 64% of total past due loans in 2003 but only represented 61% in 2004, which also improved interest income.

            Likewise, the average volume of the investment portfolio increased from Ps 4,048,244 million in 2003 to Ps 4,592,112 million in 2004, representing an increase of 13.4%. The average volume of the investment portfolio grew 13.3% from 2002 to 2003. However, the rate of return increased 11.8%, rising from Ps 247 million at December 31, 2002, to Ps 476,720 million at December 31, 2003. These numbers, however, also reflect new regulations issued by the Superintendency of Banking and effective as of September 1, 2002. See note 2(g) to the Financial Statements.

            The increase in the loan portfolio volume enabled an increase in interest income of 24.2%, rising from Ps 918,772 million in 2003 to Ps 1,140,887 million in 2004. This growth was favored by the expiration during 2004 of grace periods for a significant number of restructured loans. As a result, the changes in the interest on loans was positive, despite the fact that the average nominal interest rate dropped 40 basis points, from 13.1% in 2003 to 12.7% at 2004. Differential analysis shows that due to the loan portfolio growth, there was an increase in interest income of Ps 247,209 million (26.9% more than the previous year); however, the negative effect of the reduction in the average interest rate on the loan portfolio produced a decrease of Ps 25,094 million as compared to the amount of interest generated in 2003 (representing 2.7% of such interest).

            The loan portfolio interest rate decrease occurred in the local currency loan portfolio, which in 2004 represented 78.5% of the total loan portfolio (0.3% less than the previous year), the average nominal rate of which dropped from 15.4% to 14.8% from 2003 to 2004, whereas the foreign currency interest rate rose from 4.7% to 5.2% for the same period.

            Income associated with the investment portfolio grew 11.7%, rising from Ps 476,720 million in 2003 to Ps 532,517 million in 2004. The positive performance of this portfolio was primarily due to the upward price trend of the Treasury Bonds (TES) during the second half of 2004, despite the fact that the average nominal yield for the investment portfolio dropped from 11.8% in 2003 to 11.6% in 2004. The yield decrease had a negative effect of 3.5% on the increase in income as compared to the previous year, which, solely by virtue of the increase in the portfolio volume, would have otherwise been 15.2%.

            In general terms and taking into account total interest-earning assets, the negative effect due to the drop in interest rates represented a 2.8% lower increase in interest income in 2004 as compared to 2003, which, only taking into consideration the growth in volume, would have otherwise represented 22.8%, not the 20% shown.

   INTEREST EXPENSE

            The interest expense in 2004 totaled Ps 585,744 million, which represents an increase of 21.9% as compared to Ps 480,513 million in 2003. Interest expense rose 3.1% in 2003 from Ps 466,223 million in 2002. In spite of the decrease in the nominal rates of return for time deposits, which fell from 7.3% in 2002 to 5.9% in 2003, and for savings deposits, which fell from 4.9% in 2002 to 4.4% in 2003, the average volume of time deposits rose 18.8% in 2003, and the volume of savings deposits rose 19%. These increases reflected efforts made by the commercial areas of BC to attract additional low-cost deposits, as well as a general decrease in Colombian market rates due to high liquidity.

            The average volume of interest-bearing liabilities showed an increase of 13% during the year, going from Ps 9,590,591 million in 2003 to Ps 10,866,494 million in 2004. In February 2004, BC issued bonds in the amount of Ps 400,000 million, for the purpose of extending the duration of BC's interest-bearing liabilities. As a result, the average growth of time deposits was only 1.1% during 2004, as compared to a growth of 18.8% during 2003. In addition, the average volume of interest-bearing checking accounts and of savings accounts each rose 17%.

            As to the interest-bearing liabilities, during 2004 the issued bonds bore interest in the amount of Ps 41,239 million; this figure partially represents the increase in interest expense.

            Interest paid on savings accounts and on time deposits showed an increase of 24% and 7.1%, respectively, as compared to the previous year. Similar to interest-earning assets, this was mainly due to the increase in volume of savings accounts and time deposits, although it was also influenced by the increase in deposit rates. The average nominal interest rate paid on savings accounts rose from 4.4% in 2003 to 4.7% in 2004, and the CD's rate increased 40 basis points, reaching 6.3% in 2004, as compared to 5.9% in 2003. Even though 2004 and 2003 were both marked by high market liquidity, competition in the market generated an increase in deposit rates and the resulting reduction in the net interest margin.

            Upon making the differential analysis of the growth in interest expense associated with the increase in volume of deposits and the growth in interest expense associated with the increase in average interest rates, the outcome shows that 75% of the CD's interest increase was due to a growth in volume and only 25% was due to the growth in the average interest rate whereas for savings accounts the percentages were 78% and 22%, respectively. Upon analyzing the growth in total interest expense considering the increase in the average volume of interest-bearing liabilities and in the rates paid on their different components, we found that 85% of the increase in interest expense was due to the growth in volume of deposits and only 15% was attributable to the increase in average interest rates.

   NET INTEREST INCOME

            As we mentioned above, the net interest income grew 19%, from Ps 919,742 million in 2003 to Ps 1,094,833 million in 2004. The foregoing, added to the variations seen in interest-earning assets, led to a stable result regarding the net interest margin that, calculated as the net interest income over the average volume of interest-earning assets for 2003 and 2004, shows a slight drop from 8.0% to 7.9%. BC's net interest income in 2003 increased 238.2% from Ps 271,961 million in 2002. This increase resulted in part from BC's efforts to improve the funding mix through an increase in low-cost deposits and an increase in interest-earnings assets. The nominal rate of return for interest-earning assets rose from 8.0% in 2002 to 12.2% in 2003. The nominal rate of return for interest-bearing liabilities decreased 0.9%, registering 5.0% in 2003, compared to 5.9% for 2002.

            The growth observed in interest-earning assets and interest-bearing liabilities was 21% and 13%, respectively, as was explained in detail in the sections above. The share of interest-earning assets in total assets and in interest-bearing liabilities increased from 83% to 87% in the first case and from 120% to 128% in the second case, which favors the net interest margin in spite of the decrease seen in the loan portfolio average interest rate and in the investment portfolio average yield and the increase seen in deposit rates, which were explained in detail above.

            Upon making a global analysis, we found that the nominal average interest-earning asset rate was 12.1% for 2004, remaining quite stable as compared to 2003 when it was 12.2%. Also, the nominal average interest-bearing liabilities rate was 5.4% for 2004, increasing as compared to 5.0% for 2003.

            As a result of these variations in volumes and rates, and as was explained in detail in the corresponding sections, there was a growth of 20% in interest income from 2003 to 2004, as compared to a growth of 21.9% in interest expenses. The growth in income was related to the effect of the increase in volume of loans and was limited by the effect of the drop in the average nominal loan portfolio rate and the average nominal investment portfolio yield. In addition, 85% of the interest expense growth is explained by the increase in the volume of interest-bearing liabilities and the remaining 15% growth was due to the increase in deposit interest rates. Therefore, there is net interest growth of 19%, which combined with the growth of 20% recorded in interest-earning assets returns a net interest margin in 2004 almost identical to the one obtained in 2003.

                                Average Nominal
                               Interest Rate and
                              Net Interest Margin
                                  1999 - 2004

                                  [LINE GRAPH]

                                                    Average Nominal
                                                   Interest Rate and
                                                  Net Interest Margin
                                    ---------------------------------------------
                                    1999     2000    2001    2002    2003    2004
                                    ----     ----    ----    ----    ----    ----
Interest earning assets             20.2%    14.2%   11.7%   8.0%    12.2%   12.1%
Interest bearing liabilities        13.2%     8.6%    8.2%   5.9%     5.0%    5.4%
Net interest margin                  6.7%     6.5%    4.7%   3.0%     8.0%    7.9%

            The following table shows components of the Bank's consolidated net interest income before provisions for loan and accrued interest losses:

                                                                    YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------------------
                                                         2002                 2003                2004
                                                     ---------------     -----------------     -------------
                                                               (Ps million, except percentages)
INTEREST INCOME:
Loans.............................................   Ps      726,112     Ps        918,772     Ps  1,140,887
Investment securities.............................               247               476,720           532,517
Overnight funds...................................            11,825                 4,763             7,173
                                                     ---------------     -----------------     -------------
    TOTAL INTEREST INCOME.........................           738,184             1,400,255         1,680,577


INTEREST EXPENSE:
Time deposits and checking accounts...............           273,253               261,533           281,063
Savings deposits..................................           106,825               113,968           141,288
Borrowings from domestic development banks........            49,317                58,456            73,549
Interbank borrowings..............................             9,404                 5,293             7,389
Amortized premium on investments..................            26,645                38,423            41,216
Long-term debt....................................               779                 2,840            41,239
                                                     ---------------     -----------------     -------------
    TOTAL INTEREST EXPENSE........................           466,223               480,513           585,744

    NET INTEREST INCOME...........................   Ps      271,961     Ps        919,742     Ps  1,094,833
                                                     ===============     =================     =============

Average nominal interest rates on loans...........              13.4%                 13.1%             12.7%
Average nominal interest rates on time deposits...               7.3%                  5.9%              6.3%
Average nominal interest rates on savings                        4.9%                  4.4%              4.7%
  deposits........................................

   PROVISIONS FOR LOAN AND ACCRUED INTEREST LOSSES

            The recovery of the Colombian economy was reflected in the payment behavior of borrowers during 2004. Due to the above, the provision for loan portfolio and accrued interest losses decreased 35.4%, from Ps 162,058 million in 2003 to Ps 104,632 million in 2004. Provisions for loan portfolio and accrued interest losses in 2003 increased 40.7% from Ps 115,154 million in 2002. This increase resulted mostly from the growth in the average volume of the loan portfolio, from Ps 5,401,872 million in 2002 to Ps 7,012,079 million in 2003, an increase of 30%.

            During 2004, BC modified its policy for consumer and small business loans, for purposes of covering the greater risk levels determined during the Credit Risk Manangement System ("SARC" "Sistema de Administracion de Riesgo Crediticio") implementation process. For a description of this process see Item
4. Information on the Company - E. Selected Statistical Information - E.4. Summary of Loan Loss Experience. This change led to a growth in the allowances for consumer and small business loans on the consolidated balance sheet of 80% and 105%, respectively. Allowances for loan portfolio losses on the consolidated balance sheet rose from Ps 387,263 million to Ps 434,378 million, representing a growth of 12% from 2003 to 2004.

            Therefore, as of December 31, 2004, 61% of the Bank's past due loans were non-performing as compared to 63.7% as of December 31, 2003. The past due loans coverage reached 299% and the non-performing loans coverage was 491%.

            Allowances for loans and accrued interest losses, as a percentage of the non-performing loans, were 515% in 2003, and 317% in 2002 mainly due to an increase in general provisions and improvement in the financial situations of our clients.

            The allowances for loan losses under U.S. GAAP differ from those under Colombian GAAP. Under Colombian GAAP, an allowance for loan losses is created for each individual loan based on the risk classification system established by the Superintendency of Banking. Additionally, the Superintendency of Banking requires a general allowance of 1% of the total loans. This general reserve, not tied to any specific loans, is established to absorb losses inherent in the existing loan portfolio in future periods. Under U.S. GAAP, FASB Statement No. 114 established an individual test for impaired loans. This is measured based on the present value of expected future cash flows, market price or fair value of collateral, if the loan is collateral dependent. As of December 31, 2002, 2003 and 2004, the allowances for loan losses existing under Colombian GAAP were Ps 332,324 million, Ps 387,263 million and Ps 434,378 million, respectively, and the allowances that would have been required under U.S. GAAP were Ps 348,502 million, Ps 363,068 million and Ps 393,138 million, respectively.

   OTHER OPERATING INCOME

            BC's other operating income consists largely of fees and service charges. Fees include credit card merchant fees, credit and debit card annual fees, checking fees, warehouse and logistic services fees, commissions and fees from fiduciary activities and letters of credit. Service charges consist primarily of money transfer fees, remittances, bank acceptances and electronic services.

            Net income from commissions and services increased 20.8% totaling Ps 402,344 million in 2004 as compared to Ps 333,025 million in 2003. This growth is the result of the Bank's strategy during 2004 to increase the use of electronic channels, as well as the Bank's positioning in the credit card market, including the expansion of the American Express franchise. Likewise, special emphasis was made on the money remittances market, a business with great potential given the ever-growing number of Colombians abroad. At December 31, 2004, 78.8% of the Bank's (unconsolidated) transactions were effected through distribution channels different from the branches.

            Net income from commissions and services increased from Ps 292,308 million in 2002, to Ps 333,025 million in 2003, an increase of 14%.

            Foreign exchange operations (including income from forward contracts), another component of operating income, also yielded gains in 2004, rising from Ps 49,751 million at December 31, 2003, to Ps 56,774 million at December 31, 2004, an increase of 14%, whereas at December 31, 2002 their value was Ps 30,759 million.

            Also, income from dividends mainly from BC investments in non-affiliate companies, Conavi S.A., Corfinsura S.A., and Proteccion S.A., totaled Ps 30,546 million at 2004, remaining stable as compared to 2003, year in which they had reached a total of Ps 30,734 million, which represented an increase of 57.7% from Ps 19,491 million as compared to 2002.

            Income associated with financial leases registered another good year for the Bank. At December 31, 2004, leasing income totaled Ps 99,854 million, representing an increase of 69.9% as compared to Ps 58,774 million in 2003. BC affiliates, Bancolombia (Panama) S.A. and Leasing Colombia, provide financial leases to commercial customers, while Sufinanciamiento provides financial leases to consumers. Income from leasing operations increased 48% in 2003, from Ps 39,596 million at December 31, 2002. This increase was influenced by tax reforms (Law 863 of December 29, 2003) that provide an incentive for Colombian companies to enter into leasing contracts.

            Commercial subsidiaries also provide revenue from the production and commercialization of agro-chemical fertilizers, load transportation, and royalties stemming from mining operations. In 2004, income from real sector subsidiaries amounted to Ps 78,973 million, increasing 3.3% as compared to Ps 76,446 million in 2003. Growth in the Colombian economy, which was 3.96% for 2004, directly influenced the results of these companies. Revenue from these operations showed a 45% increase during 2003 from Ps 52,759 million in 2002.

            The following table summarizes the components of the Bank's other operating income for the last three fiscal years:

                                                               YEAR ENDED DECEMBER 31,
                                                        -------------------------------------
                                                           2002          2003         2004
                                                        -----------   ----------   ---------
                                                                      (Ps million)
OTHER OPERATING INCOME:
    Fees and service charges, net....................   Ps  292,308   Ps 333,025   Ps 402,344
    Foreign exchange gain (loss), net................        93,371       39,262      (90,706)
    Dividend income (1)..............................        19,491       30,734       30,546
    Forward contracts gain (loss), net...............       (62,612)      10,489      147,480
    Financial leases.................................        39,596       58,774       99,854
    Revenues from commercial subsidiaries............        52,759       76,446       78,973
    Gains on sales of investments, net...............       372,793       75,540       20,246
    Other............................................        21,271       50,377       44,257
                                                        -----------   ----------   ----------
          TOTAL OTHER OPERATING INCOME...............   Ps  828,977   Ps 674,647   Ps 732,994
                                                        ===========   ==========   ==========

-----------------

(1) Income from dividends represents only the recognition of income from unconsolidated subsidiaries under Colombian GAAP.

   OTHER OPERATING EXPENSES

            In 2004, Bancolombia's operating expenses, including merger expenses, increased 7.7% from Ps 936,185 million as compared to Ps 869,350 million in 2003.

            Expenses associated with employee salaries and company benefits were Ps 396,480 million in 2004, as compared to Ps 343,308 million in 2003. This variation was greatly due to the salary increase approved for 2004 and to the hiring of 554 additional employees. Salary expenditures rose during 2003 from Ps 286,307 million in 2002, which increase resulted largely from the complete amortization of the Bank's outstanding pension liability, increases in salaries and the hiring of 420 contract employees during 2003.

            Administrative expenses and other expenses totaled Ps 451,095 million at 2004, which represents an increase of 12.0% as compared to Ps 402,685 million in 2003. During 2004, donations amounted to Ps 11,060 million, representing significant tax benefits for the Bank.

            During 2004, the Bank's operating expenses increased 7.7%. This percentage is near the Colombian inflation rate for 2004.

            The ratio of operating expenses over total average assets dropped from 6.3% in 2003 to 5.9% in 2004, and the ratio of operating expenses over operating income dropped from 54.5% in 2003 to 51.2% in 2004. Net income from fees and service charges over operating expenses (without including merger expenses and goodwill amortization) increased from 41% recorded in 2003 to 44% in 2004.

   MERGER EXPENSES AND GOODWILL AMORTIZATION

            BC completed its merger with Banco de Colombia S.A. on April 3, 1998. For each of fiscal years 2004 and 2003, the amortization of goodwill recorded in connection with the merger with Banco de Colombia S.A. totaled Ps 22,648 million. As of December 31, 2004, outstanding goodwill from the merger totaled Ps 73,607 million, which the Bank intends to continue to amortize at Ps 22,648 million each year for the next four years. In 2003, BC amortized Ps 29,627 million of goodwill related to the acquisition of Sufinanciamiento S.A. BC also amortized Ps 6,721 million of the goodwill derived from its increased investment in Fiducolombia S.A.

            For year 2002, merger expenses and goodwill amortization totaled Ps 33,028 million.

            The following table summarizes the principal components of BC's operating expenses for the last three fiscal years:

                                                                             YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------
                                                                       2002           2003         2004
                                                                      ----------    ----------    ----------
                                                                                    (Ps million)
OPERATING EXPENSES:
Salaries and employee benefits....................................    Ps 286,307    Ps 343,308    Ps 396,480
Severance benefits................................................        29,575        22,959        15,169
Administrative and other expenses.................................       362,495       402,685       451,095
Depreciation .....................................................        34,444        40,625        46,872
Losses on sales of loans, net.....................................         9,952             -           266
Merger expenses...................................................        10,379             -             -
Goodwill amortization (1).........................................        22,649        59,773        26,303
                                                                      ----------    ----------    ----------
     TOTAL OPERATING EXPENSES.....................................    Ps 755,801    Ps 869,350    Ps 936,185
                                                                      ==========    ==========    ==========

(1) As of December 31, 2003, included the amortization of the goodwill derived from: merger with Banco de Colombia, the acquisition of Sufinanciamiento and the increase in the participation on Fiducolombia.

   NON-OPERATING INCOME (EXPENSES)

            Non-operating income includes recovered written-off loans, as well as the recovery of provisions for foreclosed assets; property, plant and equipment, and other assets. It also includes gains from the sale of foreclosed assets, real estate, and other assets.

            Net non-operating income for 2004 totaled Ps 71,853 million, growing 91% as compared to Ps 37,600 million in 2003. This increase is due to a significant volume of recovered written-off loans that showed growth of nearly 55%. In addition, by donating fixed assets and foreclosed assets, the provisions associated with such assets and goods were recovered.

            For 2003, net non-operating income decreased 53% from Ps 79,787 million for 2002, which was partially explained by the improvement in the Colombian economy, which allowed the Bank's loan portfolio quality to improve and led to the receipt by the Bank of fewer foreclosed assets.

            The following table summarizes the components of BC's non-operating income and expenses for the last three fiscal years:

                                                                            YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------
                                                                         2002          2003          2004
                                                                      ----------    ----------    ----------
                                                                                    (Ps million)
NON-OPERATING INCOME (EXPENSES):
    Other income...........................................           Ps 131,026    Ps  83,041    Ps 130,389
    Other expenses.........................................              (51,239)      (45,441)      (58,536)
                                                                      ----------    ----------    ----------
            TOTAL NON-OPERATING INCOME (EXPENSES), NET.....           Ps  79,787    Ps  37,600    Ps  71,853
                                                                      ==========    ==========    ==========

   INCOME TAX EXPENSES

            Income tax for 2004 represented Ps 238,810 million as compared to Ps 62,635 million in 2003. Due to the expiration of BC's tax credit, income tax for 2004 was calculated based on net taxable income, different from past years when it was calculated based on presumed income. In 2003, BC's income tax increased 47% over Ps 42,618 million in 2002. This increase resulted primarily from BC's higher taxable fiscal income and higher shareholders' equity, which form the basis for computing Colombia's income tax and presumed income tax, respectively.

            Law 788 of 2002 established a surcharge tax that increased the income tax rate for corporations from 35% to 38.5%. This surcharge tax, however, did not apply to those corporations that had been accepted in the "Tax Stability Regime" established by the Colombian government. Bancolombia and Leasing Colombia are under this regime for ten years beginning on January 2001. Fiducolombia and Colcorp have requested to be included in the regime of tax stability, but a definite decision has not been given yet.

            Pursuant to the "Tax Stability Regime", Bancolombia and Leasing Colombia agreed to be taxed at a total income tax rate of 37% beginning on January 1, 2001 (2% higher than the prevailing income tax rate at that time), in exchange for exemption from increases in the income tax rate and from any other new taxes until December 31, 2010. As a result, these companies currently benefit from a 37% income tax rate, rather than the 38.5% rate generally applicable to other corporations.

   NET INCOME INFORMATION UNDER U.S. GAAP

            The Financial Statements included elsewhere in this Annual Report have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between U.S. and Colombian GAAP that affect net income include the methods of accounting for income taxes, employee benefit plans, loan origination fees and costs, business combinations and allowances for loan losses. For a summary of the most significant adjustments required to calculate net income under U.S. GAAP, see
Note 33 to the Financial Statements.

A.2. IMPACT OF ECONOMIC, FISCAL AND MONETARY POLICIES OR POLITICAL FACTORS IN BANCOLOMBIA'S RESULTS

            Bancolombia's operations are affected by factors such as the growth of the Colombian economy, the dynamics of the lending business, the Central Bank's monetary policy measures, domestic price levels, exchange rate evolution, the nature of the fiscal policy, the behavior of external markets and competition with other financial institutions.

   ECONOMIC GROWTH AND FINANCIAL SECTOR DYNAMICS

            The Colombian economy and the financial system have grown dynamically in recent years and their recovery has strengthened in 2004. From January to December 2004, the economy grew 3.96% in annual terms and the financial sector grew 9.24%. The financial sector is greatly influenced by the dynamics of the economy. High rates of economic growth produce better results in the various categories included in credit institutions' statements of operations: there are more credits granted and more commissions, fewer past due loans and, therefore, less need to increase provisions on BC's balance sheet. As a result, BC earns more profits and maintains better financial indicators.

            At the end of the 1990s, the economic crisis negatively influenced financial institutions, resulting in higher reported losses. This led to a series of measures in the following years, to counterattack the crisis. Such measures, along with improvements in macroeconomic indicators, permitted greater stability in Colombia's financial sector in recent years.

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

    FAVORABLE FACTORS FOR THE COLOMBIAN                UNFAVORABLE FACTORS FOR THE COLOMBIAN
             ECONOMY - MID-TERM                                 ECONOMY -  MID-TERM
--------------------------------------------       ---------------------------------------------
-     Policies supporting macroeconomic            -     Higher unemployment expectations due to
      stabilization                                      fiscal adjustments
-     Achievements in democratic security          -     Reduction of proven oil reserves
-     Greater confidence in the economy            -     New tax burdens to cover the fiscal
-     Growth of aggregate demand                         deficit
-     Higher perspectives of financial             -     A modified value added tax (VAT)
      services levels as a percentage of GDP       -     Increases in foreign interest rates
-     Low interest rates                           -     Expectations regarding the Presidential
-     Greater use of installed capacity                  re-election
-     Increased exports to the United
      States and Venezuela
-     Positive foreign demand for
      non-traditional products

            There is no guarantee of sustained economic growth, and new fiscal restrictions could result in a reduction in demand and slow the rate of economic growth. Such events could negatively affect BC's results.

   CENTRAL BANK MONETARY POLICY MEASURES

            The Central Bank has aided Colombia's economic recovery by successfully preserving appropriate interest rate levels. In general, it appears the Central Bank has successfully met its proposed goals for applying the monetary policy.

            Nominal interest rates are at levels that do not cause monetary instability or inflationary pressures, at near 7.6%. Also, the real interest rate in 2004 reached a level of 1.69%. We expect the rates to remain stable, preserving macroeconomic balance.

            The stable monetary policies have permitted BC greater flexibility, with current interest rates producing sufficient liquidity to reduce the cost of funding resources. However, there is no guarantee that the expansionary monetary policy will continue, and if interest rates increase, BC's results will be affected by higher funding costs.

   DOMESTIC PRICE LEVELS

            The inflation rate was low in 2004, closing the year at 5.5%, within the range projected by the Central Bank (5% to 6%). We expect that a similar inflation rate will continue during 2005. As a result of low inflation and low interest rates, increased economic activity and good financial performance (including good performance by BC) can be expected. A variation in the inflation rate could generate increases or decreases in returns on the loan portfolio as they relate to interest rates and, therefore, this could affect the Bank's statements of operations.

   EXCHANGE RATE EVOLUTION

            The real exchange rate index remains above 117 in 2004. It was above 135 in 2003. Such levels strengthen the preferred trade exchange with the ATPDEA (Andean Trade Promotion and Drug Eradication Act), promote the negotiation of bilateral agreements, such as the FTA (Free Trade Agreement) with the United States, and promote some advantages in our participation in AFTA (America's Free Trade Agreement) in 2006. It is believed controlling inflation in Colombia is Colombia's best instrument for competitiveness. Exchange rate volatility could affect BC's business in U.S. dollars, that represent about 9.9% of its total assets.

   NATURE OF FISCAL POLICY

            One of the difficulties that Colombia has faced in recent years has been financing the public sector budget. The CPS (Consolidated Public Sector) deficit rose to nearly 2.7% of the GDP in 2003; however, it dropped to around 1.2% of the GDP in 2004, and is estimated at 2.5% of the GDP for 2005. This situation goes hand in hand with high levels of external and internal indebtedness.

            To help manage the internal indebtedness, the Colombian financial system became the main buyer of Colombian Treasury bonds (TES). BC is the largest holder of Colombian public debt. As a result, there could be a risk of significant exposure for credit institutions holding such kind of securities including Bancolombia.

            In order to manage the non-financial sector deficit, the Government has initiated structural reforms (tax and pension) aimed at relieving its budget imbalances. Continuous tax increases are a factor that does not favor dynamic growth because it adversely affects demand.

            The recent tax reform effective as of January 1, 2004, included an increase in the tax on financial transactions from 2004 to 2007 from 0.3% to 0.4%. For the financial sector, this implies alterations that will have damaging effects, such as: increasing reliance on cash given the financial costs that the tax implies, increasing demand on cash resources for financial institutions, less use of checks in the economy, reducing the use of electronic services at the Central Bank and surcharges on funding, among others.

            As BC is protected by the tax stability regime, it is not subject to any national level tax created since the year 2001, such as the financial transaction tax over it is own transactions, as well as the 0.3% tax on equity. See Item 5. Operating and Financial Review and Prospects - A. Operating Results
- A.1. General Discussion of the Changes in Results - Income Tax Expenses.

   EXTERNAL MARKET BEHAVIOR

            For the Colombian economy, during the year 2004, foreign trade was a source of opportunities to strengthen economic growth through agreements such as the ATPDEA (Andean Trade Promotion and Drug Eradication Act) now in force and the FTA (Free Trade Agreement) with the United States being negotiated, as well as through the AFTA (America's Free Trade Agreement) with the United States that will enter into effect in 2006. Likewise, the support given by multilateral lending institutions, the IMF and the IADB (Inter-American Development Bank), and also by countries such as the United States, has been and will continue to be of great importance. BC may benefit from this support as it offers a broad array of products that facilitate the export process.

            Moreover, the ever increasing remittances (transfers of foreign currency from Colombians abroad to Colombians in Colombia) have surpassed export levels of traditional products such as coffee. Based on IADB estimates, in 2004, remittances will represent nearly US$ 4,460 billion, as compared with US$ 3,145 billion in 2003 and nearly US$2,770 billion in 2002. BC may increase its market share in the remittance market by broadening its remittance receiving channels.

   COMPETITION FROM OTHER FINANCIAL INSTITUTIONS

            The Colombian financial market is highly competitive. In the past decade, Colombian banking has been re-shaped as a result of market deregulation, growing consumption and the introduction of international competitors. The above situation has led to a greater degree of financial system consolidation, which we believe will continue in upcoming years. This consolidation will in turn lead to the creation of larger institutions that are expected to generate economies of scale.

            Increased competitiveness and industry consolidation could affect BC's market share.

            Bancolombia's results and, more specifically, ADR prices will depend on developments affecting each of the factors described above.

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

            Interest rate volatility and political uncertainty in the Colombian financial system have led investors to prefer short-term investments, making medium and long-term financing harder to acquire. BC's deposit base is short-term, but its stable nature has enabled BC to offer longer-term loans with a wider margin. We believe that longer term funding will soon become more available and will enable financial institutions to minimize liquidity risks. We believe that our working capital is sufficient for present requirements. For additional information about risk management see Item 11. Quantitative and Qualitative Disclosures about Market Risk.

            BC maintained a short-term negative gap during 2004 and also 2003 in terms of maturities. Checking and savings accounts and time deposits are our most important sources of funding.

            However, we have different sources of liquidity, including short-term and trading investments, borrowings from domestic development banks, interbank borrowing and securities repurchase transactions, overnight funds and access to funds from the Central Bank, all of which were used from time to time on a short-term basis.

            The following chart shows checking, time deposits and saving deposits as a percentage of BC's overall deposits for the years, 2002, 2003 and 2004:

                                2002        2003        2004
                                ----        ----        ----
Checking deposits               25.4%       28.0%       26.8%
Time deposits                   34.0%       33.4%       30.7%
Saving deposits                 22.6%       18.3%       24.9%
                                ====        ====        ====

            BC relies primarily on short-term deposits for its funding but manages its risk and maintains reserves with the intention, although not the guarantee, that in the case of a sudden shortage of funds in the Colombian banking system and money markets, BC will be able to maintain its levels of funding while minimizing funding costs and avoiding liquidation of assets.

            As part of the Bank's strategy to acquire longer-term financing, on February 11, 2004, Bancolombia issued ordinary bonds totaling Ps 400 billion in the Colombian market. The bonds were offered in Colombia and are registered with the Colombian Stock Exchange. As of December 31, 2004 the aggregate face value of bonds issued by the Bank was Ps 552,531 million. For further information see note 20 in the Consolidated Financial Statements.

            As a result of this offering, Bancolombia has improved its liability structure by extending the duration of its liabilities. This provides the Bank with greater liquidity to fund its long-term loans, reducing reliance on short-term borrowings and thus reducing risk. The Bank may intend to continue and increase the use of this type of funding in the future.

            Cash flows for the Bank include net cash provided for operating activities, net cash used in investing activities and net cash provided by financing activities. The following table shows those flows for the years ended December 31, 2002, 2003 and 2004:

     Ps million                 2002          2003           2004
                             -----------   -----------   ------------
Operating Activities         Ps  546,935   Ps  602,124   Ps   572,772

Investing activities          (2,315,976)   (1,986,064)    (2,114,804)

Financing activities           1,906,651     1,979,312      1,344,931
                             ===========   ===========   ============

            In the event that the Bank has a liquidity shortfall, it might be required to sell assets at a discount rate in order to increase liquidity. The Bank manages this risk by analyzing the maturity of its assets and liabilities. In addition, Management believes that the relative high volume and quality of net liquid assets is sufficient to maintain the Bank's liquidity and its ability to comply with its commitments when due. However, no assurance can be given that, in the event of a liquidity shortfall, BC would not be required to sell assets at a discount rate.

                                                               AS OF DECEMBER 31,
                                      ---------------------------------------------------------------------------------
                                                     % OF TOTAL                  % OF TOTAL                  % OF TOTAL
                                          2002        FUNDING         2003        FUNDING         2004         FUNDING
                                      ------------   ----------   ------------   ----------   ------------   ----------
                                                               (Ps million, except percentages)
CHECKING DEPOSITS
  Peso-denominated.................   Ps 2,083,931      19.7%     Ps 2,536,169      20.0%     Ps 2,699,776      19.1%
  Dollar-denominated...............        607,462       5.7%        1,010,023       8.0%        1,099,347       7.7%
                                      ------------     -----      ------------     -----      ------------     -----
    Total..........................      2,691,393      25.4%        3,546,192      28.0%        3,799,123      26.8%
                                      ------------     -----      ------------     -----      ------------     -----
TIME DEPOSITS
  Peso-denominated.................      1,959,190      18.5%        2,432,245      19.2%        2,871,531      20.2%
  Dollar-denominated...............      1,644,276      15.5%        1,805,100      14.2%        1,489,675      10.5%
                                      ------------     -----      ------------     -----      ------------     -----
    Total..........................      3,603,466      34.0%        4,237,345      33.4%        4,361,206      30.7%
                                      ------------     -----      ------------     -----      ------------     -----
SAVINGS DEPOSITS
  Peso-denominated.................      2,294,374      21.6%        2,184,902      17.2%        3,395,749      23.9%
  Dollar-denominated...............        104,352       1.0%          136,840       1.1%          138,864       1.0%
                                      ------------     -----      ------------     -----      ------------     -----
    Total..........................      2,398,726      22.6%        2,321,742      18.3%        3,534,613      24.9%
                                      ------------     -----      ------------     -----      ------------     -----
OTHER DEPOSITS
  Peso-denominated.................         64,581       0.6%           69,403       0.5%           84,220       0.6%
  Dollar-denominated...............         29,992       0.3%           57,315       0.5%           82,954       0.6%
                                      ------------     -----      ------------     -----      ------------     -----
    Total..........................         94,573       0.9%          126,718       1.0%          167,174       1.2%
                                      ------------     -----      ------------     -----      ------------     -----
INTERBANK BORROWINGS
  Peso-denominated.................              -       0.0%                -       0.0%                -       0.0%
  Dollar-denominated...............        403,962       3.8%          456,059       3.6%          246,282       1.7%
                                      ------------     -----      ------------     -----      ------------     -----
    Total..........................        403,962       3.8%          456,059       3.6%          246,282       1.7%
                                      ------------     -----      ------------     -----      ------------     -----
OVERNIGHT FUNDS
  Peso-denominated.................        550,807       5.2%        1,118,139       8.8%          616,494       4.3%
  Dollar-denominated...............         59,351       0.6%                -       0.0%                -       0.0%
                                      ------------     -----      ------------     -----      ------------     -----
    Total..........................        610,158       5.8%        1,118,139       8.8%          616,494       4.3%
                                      ------------     -----      ------------     -----      ------------     -----
DOMESTIC DEVELOPMENT BANK
  BORROWINGS
  Peso-denominated.................        673,654       6.3%          737,417       5.8%          855,970       6.0%
  Dollar-denominated...............         39,399       0.4%           18,119       0.2%            1,949       0.0%
                                      ------------     -----      ------------     -----      ------------     -----
    Total..........................        713,053       6.7%          755,536       6.0%          857,919       6.0%
                                      ------------     -----      ------------     -----      ------------     -----
BANK ACCEPTANCES OUTSTANDING
  Peso-denominated.................          3,456       0.0%            8,304       0.1%           16,119       0.1%
  Dollar-denominated...............         27,594       0.3%           27,529       0.2%           50,474       0.4%
                                      ------------     -----      ------------     -----      ------------     -----
    Total..........................         31,050       0.3%           35,833       0.3%           66,593       0.5%
                                      ------------     -----      ------------     -----      ------------     -----
LONG TERM DEBT
  Peso-denominated.................         62,782       0.6%           71,818       0.6%          552,531       3.9%
  Dollar-denominated...........                  -       0.0%                -       0.0%                -       0.0%
                                      ------------     -----      ------------     -----      ------------     -----
       Total...................             62,782       0.6%           71,818       0.6%          552,531       3.9%
                                      ------------     -----      ------------     -----      ------------     -----
TOTAL FUNDING
  Peso-denominated.................      7,692,775      72.5%        9,158,397      72.2%       11,092,390      78.1%
  Dollar-denominated...............      2,916,388      27.5%        3,510,985      27.8%        3,109,545      21.9%
                                      ------------     -----      ------------     -----      ------------     -----
    Total..........................   Ps10,609,163     100.0%     Ps12,669,382     100.0%     Ps14,201,935     100.0%
                                      ============     =====      ============     =====      ============     =====

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

            Among the Treasury Division's liquidity controls, is the daily verification that the difference between the interbank asset funds and the interbank liability funds does not exceed 7.5% of the sum of deposits, credits from banks and other financial liabilities and obligations.

            According to limits set by the Board of Directors, the sum of repurchase commitments and interbank borrowings with financial entities must not exceed 10% of the Bank's total liabilities.

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

            The Treasury Division has to comply with investment limits which are calculated as percentage of technical capital (TC) of the Bank according to the following classification:

                       CONCEPT                       LIMIT %
------------------------------------------------     -------
Negotiable investments, local currency                 180%
Available investments for sale, local currency         100%
Investments through due date, local currency           100%
Negotiable investments, foreign currency                50%
Investments available for sale, foreign currency        50%
Investments through due date, foreign currency          50%
                                                       ====

            The local currency portfolio is divided into public debt, primarily local treasury securities issued at a fixed rate or at a floating rate indexed to inflation (TES UVR), and private debt, securities issued at a fixed rate or at a floating rate indexed to DTF or CPI.

            The foreign currency portfolio is made up of fixed rate bonds issued by the Republic of Colombia and denominated in U.S. dollars and in Euros, although BC is not exposed to fluctuations in the exchange rates of these currencies, as it enters into forward sale agreements with terms of 180 and 360 days. Generally, the maximum maturity term of the securities is 10 years, nevertheless there is a duration close to 2 years.

            Additionally, the Bank trades foreign exchange forward agreements with two main purposes:

                  - To protect against foreign exchange rate volatility in its foreign exchange position (cash and investment portfolio).

                  - As a speculative position through which, by selling and buying forward agreements, the Bank takes advantage of market opportunities.

            In the foreign subsidiaries, the investment portfolio is held in dollars and comprises fixed rate investments and floating rate investments, such as those indexed to the Libor rate. With regard to the management of issuers, the foreign subsidiaries manage Latin American issuers for which an individual credit study has been made according to the methodology defined in the Bank's Treasury Division guidelines. Bancolombia's investment policies do not include restrictions regarding the maturity of the securities held in the portfolio, but do include a target duration for the entire portfolio instead.

            The Bank's investment portfolio includes among its assets credit linked notes (CLN's) which are bought to take advantage of market opportunities. Through the use of these instruments, BC sells credit protection against Colombian Sovereign risk.

B.3.        COMMITMENT FOR CAPITAL EXPENDITURES

            See Item 4. Information on the Company - A. History and Development of the Company - Capital Expenditures and Divestitures.


C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

            BC is not dependent on research and development of patents or licenses.

D.       TREND INFORMATION

   ECONOMIC TRENDS

            The main Colombian economic variables evolved in a positive manner during 2004, in an environment of strengthened confidence as a result of the actions taken by the Government, and the commitment shown by entrepreneurs and the external sector. Such evolution allows us to foresee a positive economic behavior for 2005.

            In 2004, GDP grew 3.96% and inflation increased 5.5%. At the same time, we saw a recovery in the unemployment rate, as it fell to 12.1% at December 31, 2004. In addition to the above, interest rates remained low and stable, enabling favorable results in the financial sector. The real exchange rate stayed at competitive levels despite the nominal revaluation of 13.98%.

            The Colombian political environment is stable. The main Government directives in respect of fiscal austerity and democratic security in recent years have been clear and have contributed to economic agents having favorable expectations. However, the greatest risk is on the fiscal front, given the level of deficit and of public indebtedness. In the near future, we expect Congress to consolidate and approve structural reforms, such as the pension and tax reforms, which will contribute to strengthening better expectations.

            The results of Colombia's foreign trade and international economic relations were positive during 2004. The trade agreements in force and to be finalized (such as the FTA with the United States) will have an important impact on growth. Also, the political and economic situation of some of Colombia's trade partners should not be risky for Colombian interests, though we cannot discard all possible risks.

            During the first months of 2005, the economy in general has maintained the trend seen in 2004 of positive expectations for economic growth, with low prices, stable interest rates and decreased unemployment. In the political environment, the President maintains a high approval rating, which stimulates foreign investment and encourages a good environment for sustaining economic growth. Also, the Democratic Security Policy has shown positive results, reflected by a decrease in violence indexes, thus generating incentives for investment. In the short term, we do not foresee alterations to the foreign policy which would affect national stability.

            BC's net income amounted to Ps 127.7 billion during the quarter ended March 31, 2005, as compared to net income of Ps 124.0 billion for the first quarter of 2004.

            Net interest income decreased to Ps 294.6 billion for the quarter ended March 31, 2005, as compared to Ps 318.5 billion for the first quarter of 2004, even though interest on loans increased to Ps 315.6 billion as of March 31, 2005 and interest on investment securities reached Ps 111.3 billion.

            Provisions for loan and interest losses amounted to Ps 32.2 billion for the quarter ended March 31, 2005, increasing 46.2% as compared to Ps 22.0 billion for the first quarter of 2004. Net fees and net services charges increased to Ps 112.9 billion during the first quarter of 2005, which represents an increase of 14.3% as compared to Ps 98.8 billion for the first quarter of 2004.

            Operating expenses amounted to Ps 244.9 billion for the first quarter of 2005, which represents an increase of 10.6% compared to Ps 221.4 billion for the quarter ended March 31, 2004.

            BC's total assets increased 18.0% over the year to Ps 18,218 billion as of March 31, 2005 from Ps 15,442 billion as of March 31, 2004. Net loans increased 27.8% over the year to Ps 10,159 billion from Ps 7,949 billion as of March 31, 2004. The investment securities amounted to Ps 10,159 billion as of March 31, 2005 increasing 4.6% as compared to Ps 5,082 billion as of March 31, 2004. As of March 31, 2005 the investment in debt securities accounted for 94.5% of total investment securities.

            Stockholders' equity totaled Ps 1,983 billion at the end of the first quarter of 2005, increasing 17.2% compared to Ps 1,692 billion for the first quarter of 2004.

            As to efficiency indicators, operating expenses over total assets dropped from 6.5% to 6.1% from March 31, 2004 to March 31, 2005, whereas operating expenses over net operating income, without including provisions and calculated on a yearly accrual until March, rose from 48.4% to 53.9% from March 31, 2004 to March 31, 2005. The loan portfolio quality dropped from 1.8% to 1.7%, and the loan portfolio and interest provisions over past due loans dropped from 291.5% to 254.7% during the March 2004 - March 2005 period.

            On February 28, 2005, Bancolombia entered into a merger agreement with Conavi and Corfinsura, whereby the parties agreed to merge Conavi and Corfinsura with and into Bancolombia, with the Bank as surviving entity. The Merger will take place after Corfinsura has spun-off part of its investment portfolio, which will be transferred to a new entity formed by the shareholders of Corfinsura.

            On March 28, 2005, the General Shareholders' Meetings of Bancolombia, Conavi and Corfinsura approved the Merger Agreement.

            For more information on the Merger please refer to Item 4. Information on the Company - A. History and Development of the Company - Recent Developments.

Since April 1, 2005, a new model for setting discount rates for merchants accepting payments for sales using Visa and MasterCard debit and credit cards went into effect in Colombia. Under this new scheme, the discount rate is determined directly by the acquiring bank, and not by the card franchises as it was before. The reason behind this change is for these fees to be determined based on the financial services each applicable bank provides and on each merchant demand for accepting cards, using objective criteria for setting each discount rate.

This change is intended to increase competition in the market for credit card services; therefore, discount fees are expected to drop after reviewing the total client - bank commercial relationship , including the above-mentioned discount rates. This expected trend could have a negative impact on the evolution of the Bank's revenues for this service. However, the change is also intended to help develop the payment industry in Colombia, increasing card holder consumption in Colombian merchants and the number of transactions made, as well as increasing the number of market segments and merchants accepting debit and credit cards as a means of payment.

E.       OFF-BALANCE SHEET ARRANGEMENTS

            The following are the off-balance sheet arrangements in which BC is involved: standby letters of credit and bank guarantees.

            In order to meet the needs of its customers, BC issues financial standby letters of credit and bank guarantees. At December 31, 2002, 2003 and 2004, outstanding letters of credits and bank guarantees issued by BC totaled Ps 429,361 million, Ps 692,795 million and Ps 559,018 million, respectively.

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

            The table below summarizes at December 31, 2003 and 2004 all of BC's guarantees where the Bank is the guarantor. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

                                                                                                   MAXIMUM POTENTIAL AMOUNT
                     EXPIRE WITHIN ONE YEAR      EXPIRE AFTER ONE YEAR    TOTAL AMOUNT OUTSTANDING      OF FUTURE PAYMENTS
                    -------------------------   -----------------------   ------------------------   ------------------------
                       2003          2004         2003          2004         2003         2004         2003         2004
                    -----------   -----------   ----------   ----------   ----------   -----------   ----------   -----------
Financial standby
 letters of credit  Ps  384,995   Ps  402,969   Ps     842   Ps  18,674   Ps 385,837   Ps  421,643   Ps 385,837   Ps  421,643
Bank guarantees         212,557        69,104       94,401       68,271      306,958       137,375      306,958       137,375
                    -----------   -----------   ----------   ----------   ----------   -----------   ----------   -----------
     TOTAL          Ps  597,552   Ps  472,073   Ps  95,243   Ps  86,945   Ps 692,795   Ps  559,018   Ps 692,795   Ps  559,018
                    ===========   ===========   ==========   ==========   ==========   ===========   ==========   ===========

            As of December 31, 2004, the bank held Ps 3.7 billion of securities issued by the Republic of Colombia that exceeded 10% of the Bank's shareholders' equity.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

            The following table shows BC's known contractual obligations as of December 31, 2004:

                                                                  LESS THAN 1      1-3          3-5       MORE THAN 5
        CONTRACTUAL OBLIGATIONS                      TOTAL           YEAR         YEARS        YEARS         YEARS
                                                ---------------   -----------   ----------   ----------   -----------
                                                                             (Ps millions)
Long-term debt obligations                      Ps      552,531   Ps  124,966   Ps 236,863   Ps 183,910   Ps    6,792
Time deposits                                         4,361,206     3,565,042      707,672       87,900           592
Commitments to originate loans                           17,824        17,824            -            -             -
Commitments of repurchase of investments                559,494       559,494            -            -             -
Capital (finance) leases obligations                        217           100          117            -             -
Employee benefit plans (1)                               86,353        11,443       24,367       26,603        23,940
                                                ---------------   -----------   ----------   ----------   -----------
    TOTAL                                       Ps    5,577,625   Ps4,278,869   Ps 969,019   Ps 298,413   Ps   31,324
                                                ===============   ===========   ==========   ==========   ===========

---------------------

(1)   In 2003, the Bank amortized the total actuarial calculation.

G.       CRITICAL ACCOUNTING POLICIES AND ESTIMATES

            The following are considered critical accounting policies, given their significant impact on the financial condition and operating performance of BC. This information should be read together with Note 2 of the Consolidated Financial Statements.

            EVALUATION OF LOAN PORTFOLIO RISK AND DETERMINATION OF ALLOWANCES FOR LOAN LOSSES: BC currently evaluates loan portfolio risk according to the rules issued by the Superintendency of Banking, which establish qualitative and quantitative standards for assigning a risk category to individual assets. The qualitative analysis includes the evaluation of "potential weaknesses," "deficiencies" or "serious deficiencies" based on the existence and magnitude of the specific factors, according to the judgment of management. For the quantitative evaluation, the Bank first determines whether the loan has become due and then classifies the loan according to the number of days past due.

            The Superintendency of Banking requires minimum allowance levels for each category of credit risk and each type of loan in the Bank's portfolio. In addition, the Superintendency of Banking requires BC to maintain a general allowance equal to 1% of the gross loan portfolio.

            BC considers that the accounting estimates used in the methodology to determine the allowance for loans losses are "critical accounting estimates" because: (a) by its nature, the allowance requires us to make judgments and assumptions regarding our loan portfolio, (b) the methodology used in its determination is based on the existence and magnitude of determined factors that are not necessarily an indication of future losses and (c) the amount of the provision is set using a percentage based on the risk category assigned to the loan and it is impossible to ensure that said percentage will exactly reflect the probability of loss.

            CONTINGENT LIABILITIES: We are subject to contingent liabilities, including judicial, regulatory and arbitration proceedings and tax and other claims arising from the conduct of our business activities. Allowances are established for legal and other claims by assessing the likelihood of the loss actually occurring as possible, probable or remote. The contingency is recorded as a provision when all the information available indicates that it is probable that we will incur in future disbursements for events that happened before the balance sheet date and the amounts may be reasonably estimated. We involve internal and external experts in assessing probability and in estimating any amounts involved.

            Throughout the life of a contingency, our internal experts may learn of additional information that can affect the assessments about probability or about the estimates of amounts involved. Changes in these assessments can lead to changes in recorded allowances.

            BC considers that the estimates used to determine the allowance for contingent liabilities are "critical accounting estimates" because the probability of their occurrence is based on our attorneys' judgment, which will not necessarily coincide with the future outcome of the proceedings.

            PENSION PLAN: The Bank and its Subsidiaries Almacenar S.A. and Abocol apply the provisions of Decree 1517 of 1998, which requires a distribution of charges to amortize the actuarial calculation by 2010. The distribution is calculated by taking the percentage amortized up to December 1997 and annually adding the minimum percentages needed to complete amortization by 2010. Under the Bank's noncontributory unfunded defined benefit pension plan, benefits are based on length of service and level of compensation.

            BC considers that the accounting estimates related to its pension plan are "critical accounting estimates" because the determination of the contributions to the plan involves judgments and assumptions made by the actuaries related to the future macroeconomic and employees demographics factors, among others.

H.       RECENT U.S. GAAP PRONOUNCEMENTS

            In December 2004, the FASB revised Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. The Bank evaluated the impact of applying FASB Statement 123 (R), and determined it will have no impact on net income or stockholders' equity.

            In December 2004, the FASB issued Statement No. 153, Exchanges of Non-monetary Assets -an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Bank does not anticipate that the adoption of FASB Statement 153 will have a material impact on its financial position, cash flow and results of operations.

            In December 2004, the FASB issued Statement No. 152, Accounting for Real Estate Time-Sharing Transactions -an amendment of FASB Statements No. 66 and 67. This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. FASB Statement 152 will have no impact on the Bank's net income or stockholders' equity.

            In April 2004, the FASB issued FSP No. FAS 129-1, Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities. Statement 129 applies to all contingently convertible securities, including those containing contingent conversion requirements that have not been met and are not otherwise required to be included in the computation of diluted EPS in accordance with FASB Statement No. 128, Earnings per Share. To comply with paragraph 4 of Statement 129, the significant terms of the conversion features of the contingently convertible security should be disclosed to enable users of financial statements to understand the circumstances of the contingency and the potential impact of conversion. This Statement may have an impact if the Bank issues contingently convertible securities.

            In December 2003, the AICPA issued Statement of Position 03-3 ("SOP 03-3"), Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser's initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The Bank is evaluating the impacts of the SOP 03-3.

I. RELATED PARTY TRANSACTIONS

            See Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

            On December 31, 2004, the following persons acted as current directors, alternate directors and senior management of BC:

   DIRECTORS

            Juan Camilo Ochoa Restrepo was born in 1939. He is the President of Suramericana de Inversiones S.A. Previously, he was President of Corfinsura S.A. from 2000 to March 2004 and Manager of Compania de Investigaciones Economicas Prospeccion S.A. from 1990 to 2000. He was Associate Professor in the Mathematics and Economics Departments of the Mines Faculty of the Universidad Nacional of Colombia from 1969 to 1973 and from 1978 to 1990, and Teaching and Research Assistant in the Mathematics and Education Departments of the University of California, Berkley, USA from 1973 to 1977. He also worked in the Economics Research Department of the National Industrial Association (Asociacion Nacional de Industriales "ANDI") from 1966 to 1969. Mr. Ochoa Restrepo worked as Design Engineer in the Engineering Department of Integral Ltda. from 1963 to 1966.

            Mr. Ochoa Restrepo is the President of the Board of Directors of Bancolombia S.A. and is a member of the Board of Directors of Inversura S.A., Compania de Cementos Argos S.A., Inversiones Nacional de Chocolates S.A., Smurfit Carton de Colombia S.A., Tipiel S.A. and Vidrio Andino S.A.

            Carlos Enrique Piedrahita Arocha was born in 1954. He has been the President of Compania Nacional de Chocolates S.A. since 2000 and President of Inversiones Nacional de Chocolates S.A. since 2003. He was President of Banco Corfinsura Internacional Inc. (Puerto Rico) from 1998 to 2000, President of Corfinsura (Corporacion Financiera Nacional y Suramericana S.A.) from 1993 to 2000, Vice President of Finance of Compania Suramericana de Seguros S.A. from 1989 to 1993, Vice President of personal banking of Banco Industrial Colombiano from 1986 to 1989, National Manager of Credit Cards of Banco Industrial Colombiano from 1984 to 1986, and General Manager of Suleasing S.A. from 1981 to 1984.

            Mr. Piedrahita Arocha is a member of the Board of Directors of Suramericana de Inversiones S.A., Compania de Cemento Argos S.A., Corfinsura S.A., Inveralimenticias S.A. and Fogafin. He is also a member of the Board of Directors of the following civic associations: Hospital San Vicente de Paul, Corporacion de Investigaciones Biologicas CIB, Proantioquia and Consejo Empresario de America Latina.

            Jose Alberto Velez Cadavid was born in 1950. He assumed the Presidency of Compania de Cemento Argos S.A. since November 2003. Since 1984, he held several managerial positions at Suramericana de Seguros S.A., including Vice President of Marketing and Sales, Vice President of Investments, Vice President of Enterprise Development and President of Inversura S.A. and of Suramericana de Seguros S.A.

            Mr. Velez Cadavid is also member of the Board of Directors of Suramericana de Inversiones S.A., Corfinsura S.A., Almacenes Exito S.A. and Cementos del Caribe S.A.

            Gonzalo Alberto Perez Rojas was born in 1958. He is the President of Inversura S.A. He held different managerial positions at Compania Suramericana de Seguros since 1981, such as Vice President of Corporate Businesses and Vice President of Insurance and Capitalization.

            Mr. Perez Rojas is also a member of the Board of Directors of Confecciones Colombia S.A., Corfinsura S.A., Interoceanica de Seguros S.A. (Republica de Panama) and ANDI. He is also Alternate Director of the Boards of Directors of Compania de Cementos Argos S.A., Compania Colombiana de Tabaco S.A. and Colombiana de Inversiones S.A.

            Ricardo Sierra Moreno was born in 1951. He has been the President of Productora Distrihogar S.A. since 1989. Before he had held positions as Chief Financial Officer of Suramericana de Seguros S.A. from 1982 to 1989 and Regional Manager of Corporacion Financiera Suramericana S.A. Corfinsura from 1979 to 1982.

            Mr. Sierra Moreno is also member of the Board of Directors of Corporacion Financiera Nacional y Suramericana S.A. Corfinsura, Industrias Alimenticias NOEL S.A., Compania de Empaques S.A. He is also a member of the ANDI's sectional board since 1992.

   ALTERNATE DIRECTORS

            Luis Mariano Sanin Echeverri was born in 1945. He has been the President of Fabricato Tejicodor S.A. since the year 2000. Previously he was President of Tejidos El Condor S.A. from 1996 to 2000, General Manager of Cryogas S.A. from 1984 to 1996, Technical Vice President of Corporacion Financiera Nacional from 1977 to 1984, Manager of Exportations and Planning of Pantex and Fabricato from 1973 to 1977. He also held positions at the ANDI from 1968 to 1969 and from 1971 to 1973.

            Mr. Sanin Echeverri is member of the Board of Directors of Compania Colombiana de Tabaco S.A., Colombiana de Inversiones S.A, Industrias Estra S.A., Diagonal, Ascoltex, Inexmoda, Promotora de Hoteles S.A. and Fabrisedas.

            Luis Alberto Zuleta Jaramillo was born in 1946. He is an economist and has worked as private consultant in Economics and Finance since 1986. He worked as a researcher at Fedesarrollo from 1987 to 1996 and from 1999 to 2004, First Director of Fondo de Garantias de Instituciones Financieras from 1985 to 1986 and SubManager of Development of the Central Bank from 1984 to 1985. He has also worked as consultant for different governmental institutions.

            Mr. Zuleta Jaramillo is member of the Board of Directors of Inversura S.A., Crystal S.A. and Fundacion Proninez.

            German Botero Arango was born in 1948. He has been the General Manager of Cementos El Cairo S.A. since 1986. He is also the Vice President for corporate matters of Compania de Cementos Argos S.A. Previously he was the Director of the Colombian Institute of Cement Producers.

            Mr. Botero Arango is member of the Board of Directors of Cementos del Valle S.A., Omya de Colombia S.A., Cementos Paz del Rio S.A., Suramericana de Inversiones S.A., ANDI, Colombo American Chamber of Commerce and National Parenthood Association "PROFAMILIA".

            Federico Echavarria Restrepo was born in 1963. He is the General Manager of Chivor E.S.P. Previously he was General Manager of Merilectrica E.S.P. from 1997 to June 2004. He also was Vice President of Investment Banking of Corfinsura S.A. from 1994 to 1997, Associate for Investment Banking - Latin America for Merryl Lynch & Co., Inc. form 1993 to 1994 and held several management positions at Suramericana de Seguros from 1987 to 1991.

            Mr. Echavarria Restrepo is currently a member of the Board of Directors of Acolgen (Association of Power Generators). He has been a member of the Board of Directors of Enka de Colombia S.A. and SuValor S.A. Comisionista de Bolsa.

            Maria Angelica Arbelaez was born in 1965. She is the Vice President of Economics of Asociacion Bancaria y de Entidades Financieras de Colombia - ASOBANCARIA. She held different positions at Fedesarrollo from 1997 to 2004. She was external consultant of the Organization of American States "OAS" in 1997. She worked for the Ministry of External Commerce from 1992 to 1997.

   SENIOR MANAGEMENT

            Jorge Londono Saldarriaga has been the President of BC since 1996, and was previously a member of its Board of Directors for three years. Previously he was President of Suvalor S.A. Comisionista de Bolsa and Vice President of Investing of Suramericana de Seguros. Mr. Londono Saldarriaga was born in 1947.

            Leonardo Hincapie Naranjo has been the Vice President of Risk Management since 1996, and has held different managerial positions at BC since 1971 such as Planning Assistant, Manager of Antioquia Region, Internal Inspector, and Vice President of Finance. Mr. Hincapie Naranjo was born in 1948.

            Santiago Perez Moreno has been the Vice President of Personal and Medium and Small Business Banking since 1998, and has held different managerial positions at BC since 1981 such as Personal Banking Manager for Bogota Region, International Commerce Manager for Bogota Region, and assistant at the Vice Presidency of International Commerce. Mr. Perez Moreno was born in 1955.

            Jaime Alberto Velasquez Botero has been the Vice President of Finance since 1997. From 1988 through 1997 he held several managerial positions in the Economic Department and Investor Relations Department. Before he had worked at C.I. Banacol. Mr. Velasquez Botero was born in 1960.

            Leonardo Uribe Correa has been the Legal Vice President and Secretary General of BC since 1984. Before he held positions at Colcarburo S.A., Empresas Publicas de Medellin, Universidad Pontificia Bolivariana and Personeria de Medellin. Mr. Uribe Correa was born in 1946.

            Gabriel Jaime Agudelo Tobon is the Vice President of Services and Technology, and has held several positions at BC since 1973. Mr. Agudelo Tobon was born in 1952.

            Gonzalo Toro Bridge has been Vice President of Corporate Banking since 2003. Since 1988 he assumed positions as Assistant of the Vice Presidency of Corporate and International Banking and from 1994 to 2003 as Vice President of Corporate and International Banking. Mr. Toro Bridge was born in 1960.

            Federico Ochoa Barrera has been the Executive and Services Vice President of BC since 1998. Before the merger of Banco Industrial Colombiano and Banco de Colombia, he held several positions at Banco de Colombia, including National Branches Vice President, Administrative Vice President, Executive and Commercial Vice President and Executive President. Mr. Ochoa Barrera was born in 1947.

            Hernan Dario Ramirez Giraldo has been the Vice President of Internal Audit. He has worked at BC for 18 years, holding positions such as General Accountant, Operations Manager of FiduBIC and Internal Auditor. Mr. Ramirez Giraldo was born in 1958.

            Luis Fernando Montoya Cusso has been the Vice President of Operations since 1998. Since 1973 he has occupied several positions at BC, including messenger, computers assistant, Manager of Northern, Bogota and Cucuta Regions, and Operations Manager. Mr. Montoya Cusso was born in 1954.

            Jairo Burgos de la Espriella has been the Vice President of Human Resources since 1998. Since 1990 he held several positions in the Human Resources Department. Mr. Burgos de la Espriella was born in 1965.

            There are no family relationships between the directors and senior management of BC listed above.

            No arrangements or understandings have been made by major shareholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.

B.       COMPENSATION

            BC compensates each of its directors Ps 1,200,000 per meeting. The directors receive no other compensation or benefit. Consistent with Colombian law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our individual officers. The aggregate amount of remuneration paid by BC and consolidated Subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2004 was Ps 19,881 million.

            BC has established an incentive compensation plan that awards bonuses bi-annually to its vice presidents, department directors and certain managers. In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of BC and its executives achievement of individual goals. BC's variable compensation has deferred elements and depending on the amount awarded, the bonuses are payable in cash or as a combination of cash, a right to receive in three years an amount in cash determined with reference to the value of BC Common or Preferred Shares and an entitlement to a share in a pool of unvested bonuses. The pool of unvested bonuses is an account of preliminary bonuses, payable once it is established that the results that are the basis of such bonuses have been sustained over time and were not the result of a particular, extraordinary transaction that does not reflect better performance, according to guidelines designed by the Bank. Such elements are solely paid when certain future profits are obtained. At December 31, 2004, based on internal analysis, there was a provision maintained for future compensation payments in the amount of Ps 10,505 million.

            The Bank paid a total of Ps 326,089 million for salaries of personnel employed directly by the Bank and upper management of its affiliates. The sum of Ps 12,742 million that was paid for the incentive compensation plan is included in that amount.

C.       BOARD PRACTICES

            The following are the terms of office and the period during which the principal and alternate directors have served BC, as of December 31, 2004:

                                             FIRST ELECTED TO     TERM
              NAME                              THE BOARD        EXPIRES
--------------------------------             ----------------    -------
Juan Camilo Restrepo Ochoa                         2004            2006
Carlos Enrique Piedrahita Arocha                   1994            2006
Jose Alberto Velez Cadavid                         1996            2006
Gonzalo Alberto Perez Rojas                        2004            2006
Ricardo Sierra Moreno                              1996            2006
Luis Mariano Sanin                                 2002            2006
Luis Alberto Zuleta Jaramillo                      2004            2006
German Botero Arango                               2002            2006
Federico Echavarria Restrepo(1)                    2002            2006
Maria Angelica Arbelaez                            2004            2006
                                                   ====            ====

------------------

(1)   Mr. Echavarria resigned in September 2004.

            On February 26, 2004, the General Shareholders' Meeting elected a new Board of Directors replacing some of the previous directors. The new elections reflect changes in the composition of the executive offices of some of BC's major shareholders. The elected directors assumed their positions following the presentation to and acceptance by the Superintendency of Banking in accordance with applicable regulations.

            By letter dated February 18, 2005, and taking into account the business combination of Bancolombia, Corfinsura and Conavi, the Bank's principal and alternate directors recommended that the General Meeting of Shareholders elect a new Board of Directors.

            On March 28, 2005, the General Meeting of Shareholders considered the proposal and decided to ratify the principal directors of the Board and make some changes to the alternate directors. The Board of Directors for the remainder of the period ending in 2006 is as follows:

                                       PRINCIPAL /   FIRST ELECTED    TERM
              NAME                      ALTERNATE    TO THE BOARD    EXPIRES
--------------------------------       -----------   -------------   -------
Juan Camilo Restrepo Ochoa              Principal         2004        2006
Carlos Enrique Piedrahita Arocha        Principal         1994        2006
Jose Alberto Velez Cadavid              Principal         1996        2006
Gonzalo Alberto Perez Rojas             Principal         2004        2006
Ricardo Sierra Moreno                   Principal         1996        2006
Luis Mariano Sanin                      Alternate         2002        2006
Luis Alberto Zuleta Jaramillo           Alternate         2004        2006
German Botero Arango                    Alternate         2002        2006
Carlos Mario Giraldo Moreno             Alternate         2005        2006
Alejandro Gaviria Uribe                 Alternate         2005        2006
                                                          ====        ====

            The following are the current terms of office and the period during which the members of senior management have served BC. There are no defined expiration terms.

             NAME                      PERIOD SERVED
------------------------------         -------------
PRESIDENT
Jorge Londono Saldarriaga               Since 1996

VICE PRESIDENTS
Leonardo Hincapie Naranjo               Since 1971
Santiago Perez Moreno                   Since 1981
Jaime Alberto Velasquez Botero          Since 1988
Leonardo Uribe Correa                   Since 1984
Gabriel Jaime Agudelo Tobon             Since 1973
Gonzalo Toro Bridge                     Since 1988
Federico Ochoa Barrera                  Since 1984
Hernan Dario Ramirez Giraldo            Since 1985
Luis Fernando Montoya Cusso             Since 1973
Jairo Burgos de la Espriella            Since 1990
                                        ==========

            Neither BC nor its Subsidiaries have any service contracts with BC's directors providing for benefits upon termination of employment.

            BC, in accordance with the requirements of External Circular 007 of 2001 issued by the Superintendency of Banking, has an audit committee whose main purpose is to support the Board of Directors in supervising the effectiveness of the Bank's internal controls. The committee consists of three directors who are elected by the Board of Directors for a period of two years, one of whom must be a financial expert. The current members are Luis Alberto Zuleta Jaramillo, Jose Alberto Velez Cadavid, and Ricardo Sierra Moreno. The audit committee may also designate independent advisors to support its activity.

            As established by the Superintendency of Banking, the audit committee has a charter that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The audit committee must meet at least quarterly and must present a report of its activities at the General Shareholders' Meeting.

            BC currently complies with applicable requirements of the Sarbanes Oxley Act of 2002 for foreign issuers with respect to the composition and functions of its audit committee, and the rules thereunder by the Securities and Exchange Commission. As soon as they are applicable to foreign issuers, BC will comply with any additional requirements required.

            The Board of Directors of BC has established a remuneration committee whose members are Ricardo Sierra Moreno and Carlos Enrique Piedrahita. The main function of this committee is to determine policies for hiring, compensation and development of the Bank's executive officers. The committee will also supervise the goals established in the compensation programs and recommend the adoption of new remuneration programs for BC's executive officers.

D.       EMPLOYEES

            The following table sets forth the number of employees of BC for the last three fiscal years:

                     TOTAL NUMBER OF EMPLOYEES EMPLOYED
                         BY BC AND ITS CONSOLIDATED        NUMBER OF EMPLOYEES EMPLOYED
AS OF DECEMBER 31               SUBSIDIARIES                      BY BC DIRECTLY
-----------------    ----------------------------------    ----------------------------
      2002                         7,581                              6,364
      2003                         8,001                              6,473
      2004                         8,609                              7,027
                                   =====                              =====

            On December 31, 2004, Bancolombia and its consolidated Subsidiaries had 8,609 employees of which 7,027 were employed directly by the Bank. Of the 7,027 employees directly contracted by the Bank, 4,956 belong to operations personnel and 2,071 are management employees. Of the 7,027 employees, approximately 28.65% are located in the Bogota Region, 15.45% in the South Region, 13.12% in the Antioquia Region, 20.76% in the Medellin headquarters, 11.57% in the Central Region and 10.45% in the North Region. During 2004, the Bank contracted an average of 110 employees per month through temporary personnel service companies. Of the employees, approximately 22.39% belong to a labor union called Sintrabancol and 11.73% are members of an industry union called UNEB. A collective bargaining agreement with both unions has been in effect since November 1, 2003 and is set to expire on October 31, 2005.

            The Bank is satisfied with the existing collective bargaining agreement, both for the labor costs and its implications, as well as for the relationship it has helped to develop with the labor unions and BC employees.

E.       SHARE OWNERSHIP

            The following directors and managers owned Common Shares in BC as of December 31, 2004: Juan Camilo Ochoa Restrepo, Ricardo Sierra Moreno, Gonzalo Alberto Perez Rojas, German Botero Arango, Jorge Londono Saldarriaga, Luis Santiago Perez Moreno and Gonzalo Toro Bridge. None of their shareholdings, individually or in the aggregate, exceeded 1% of BC's outstanding Common Shares.

            Luis Santiago Perez Moreno is the only executive officer of BC who owned any Preferred Shares in BC as of December 31, 2004. His shareholding did not exceed 1% of BC's outstanding Preferred Shares.

            As of December 31, 2004, BC had no outstanding options to acquire any of its outstanding Common Shares or Preferred Shares.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

            The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of BC's capital stock by each person known to BC to own beneficially more than 5% of each class of BC's outstanding capital stock as of December 31, 2004. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

                                                                                % OWNERSHIP OF  % OWNERSHIP OF
                                                        COMMON      PREFERRED       COMMON        PREFERRED
                     NAME                               SHARES       SHARES       SHARES(1)       SHARES(1)
------------------------------------------------      -----------  -----------  --------------  --------------
Suramericana de Inversiones and Subsidiaries (2)      157,594,234       65,000       39.6%            0.0%
Cementos Argos and Subsidiaries (3)                    55,613,665    7,727,568       14.0%            4.3%
ADR Program                                                     -  106,602,171         -             59.7%
Subsidiaries of Mercantil de Servicios
    Financieros C.A.                                   32,866,714            -        8.3%              -
Fondo de Pensiones Obligatorias Proteccion S.A.         5,449,375   23,046,773        1.4%           12.9%
Emmery Equity Corporation                              24,387,619            -        6.1%              -
Lorange Industrial Corporation                         20,612,331            -        5.2%              -
                                                      ===========  ===========       ====            ====

-----------------------

(1) Common shares have one vote per share; Preferred Shares have limited voting rights under certain circumstances specified in the by-laws of BC filed as Exhibit 1 to this Annual Report.

(2) Represents ownership of Suramericana de Inversiones S.A. directly and through its subisidiaries Portafolio de Inversiones Suramericana S.A., Fideicomiso Citirust-Suramericana-IFC, Inversiones SPC S.A., Compania Suramericana de Construcciones S.A., Cia. Suramericana de Seguros de Vida S.A and Suramericana Administradora de Riesgos Profesionales y Seguros SURATEP.

(3) Represents ownership of Compania de Cementos Argos S.A. directly and through its subsidiaries Cementos del Valle S.A. and Cementos del Nare S.A.

            As of December 31, 2004 a total of 398,259,608 Common Shares and 178,435,787 Preferred Shares were registered in the Bank's shareholder registry in the name of 15,892 shareholders. As of December 31, 2004, a total of 106,602,171 Preferred Shares, representing 59.7% of outstanding Preferred Shares, were directly held by one record holder in the United States. No Common Shares were held by record holders in the United States.

            There has not been any significant changes in the percentage ownership held by any major shareholder during the past three years.

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

B.       RELATED PARTY TRANSACTIONS

            From time to time, BC lends to affiliates and other related parties and engages in other transactions with such parties. Such loans have been made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and have not involved more than the normal risk of collectibility or presented other unfavorable features.

            None of the related party transactions are considered material to the company or to the related party and there are no transactions that are unusual in their nature or conditions.

            BC had a total amount of Ps 20,130 million of loans outstanding to related parties (for purposes of United States securities laws). This amount includes the largest amount outstanding as of May 31, 2005, which is a working capital loan to Multienlace S.A. outstanding for Ps 2,897 million and accrued interest for Ps 62 million. The average rate for this loan is 12.26%.

            During 2004, significant balances and transactions with related parties were as follows:

                                              2004
                               ENTERPRISES THAT DIRECTLY OR INDIRECTLY
                                 THROUGH ONE OR MORE INTERMEDIARIES,
                                             CONTROL
                                 OR ARE CONTROLLED BY, OR ARE UNDER
                                  COMMON CONTROL WITH, THE COMPANY
                                           AND ASSOCIATES                   KEY MANAGEMENT PERSONNEL (1)
                               ---------------------------------------      ----------------------------
                                          (Ps million)
BALANCE SHEET
   Investment securities                          Ps            21,443                 Ps              -
   Loans                                                         5,135                            14,995
   Customers' acceptances
         and derivatives                                            27                                 -
   Accounts receivable                                           9,958                             3,045
                                                  --------------------                 -----------------
     TOTAL                                        Ps            36,563                 Ps         18,040
                                                  ====================                 =================

   Deposits                                       Ps           254,581                 Ps            812
   Overnight funds                                                 106                                 -
   Account Payable                                                   -                                 -
   Bonds                                                        21,500                                 -
                                                  --------------------                 -----------------
     TOTAL                                        Ps           276,187                 Ps            812
                                                  ====================                 =================

  TRANSACTIONS INCOME
   Dividends received                             Ps            25,814                 Ps              -
   Interest and fees                                             2,846                             1,626
   Other                                                           354                                 -
                                                  --------------------                 -----------------
     TOTAL                                        Ps            29,014                 Ps          1,626
                                                  ====================                 =================

  EXPENSES
   Interest                                       Ps            11,687                 Ps             14
   Fees                                                              -                                99
   Other                                                             -                                 -
                                                  --------------------                 -----------------
     TOTAL                                        Ps            11,687                 Ps            113
                                                  ====================                 =================

---------------------

(1) For 2004, includes, in addition to the members of the Board of Directors, the President and the Vice-Presidents, as well as other employees who have legal representation of the Bank.

C.       INTEREST OF EXPERTS AND COUNSEL

            Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.       CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.        CONSOLIDATED FINANCIAL STATEMENTS

            Reference is made to pages F- 1 through F - 115.

A.2.        LEGAL PROCEEDINGS

            The Bank (unconsolidated) is involved in normal collection proceedings, restructuring proceedings with respect to certain borrowers and other legal procedures in the ordinary course of business. For the purpose of its audited financial statements, the Bank has various contingent liabilities, including contingent liabilities relating to ordinary commercial and civil litigation outstanding at December 31, 2004 amounting to Ps 317,378 million. As of December 31, 2004, Ps 12,185 million of these liabilities are covered in a guarantee contract entered into by Fogafin and private investors when Banco de Colombia was sold to investors. This guarantee contract remains in force in connection with litigation that was commenced before the privatization of Banco de Colombia. In the opinion of management, after consultation with its external Colombian legal counsel, the outcome of these contingent liabilities relating to ordinary commercial and civil litigation is not expected to have a material adverse effect on BC's financial condition or results of operations and the possibility of loss by BC as a result of such litigation is not likely to exceed the recorded allowance at December 31, 2004 of Ps 13,933 million.

   OTHER LEGAL PROCEEDINGS

            The legal claims in which the Bank has been linked as defendant are duly provisioned in the cases required, in accordance with Colombian regulations, as shown in the notes to the financial statements. No event has occurred in said legal proceedings that may significantly and negatively impact the regular course of business of the Bank or its results.

            In 2004 an arbitration process was initiated by the Bank under the auspices of the Bogota Chamber of Commerce to resolve certain claims related to hidden contingencies and liabilities that the Bank believes are payable by the former owners of Banco de Colombia. This arbitration is currently in the discovery stage. BC's claim under this suit amounts to approximately Ps 50,614 million, not including interest updates.

            With respect to the criminal investigation initiated by the sellers of Banco de Colombia against some of the managers of the Bank, the prosecutor's office before the Colombian Criminal Supreme Court confirmed on July 8, 2004 the previous decision of the Special Unit of the prosecutor's office for Crime against Public Administration dated December 26, 2003 declining to initiate criminal action against the President and some of the Vicepresidents of the Bank.

            The prosecutor's office's decision is final and there is no appeal against it. Civil liability of the Bank for these actions also cannot be claimed.

            In relation to the arbitration initiated by Luis Alberto Duran Valencia and other minority shareholders of the former Banco de Colombia, by means of a class action, the arbitration award was finalized on January 30, 2004. The Arbitration Tribunal decided that the announced capitalization by BIC to the Superintendency of Banking on September 19, 1997 for an amount equal to US$ 150 million, as one of the sources for the financing of the acquisition of 51% of the shares of Banco de Colombia, constituted a binding commitment that should have been duly fulfilled by BIC. Notwithstanding the foregoing, the failure of BIC to complete the capitalization is easily explained. BIC issued and offered shares to its shareholders on January 5, 1998, at a price of Ps 3,800 per share, for a total of Ps 190,760 million. At the exchange rate at that time, the relevant shares were valued at the announced US$ 150 million, but included a term for placement of 45 days and did not allow for dividends during the first year. During the 45 day placement term, the price of the shares decreased, and it became less expensive to purchase shares in the secondary markets which included the right to a dividend than to purchase the offered shares with no dividend. For the foregoing reason, the minority shareholders of BIC did not subscribe Ps 72,123 million of the offering, with the result being that the major shareholders contributed only Ps 118,636 million in total.

            The fact of not totally completing the capitalization announced caused, pursuant to the Tribunal's point of view, a liability for the Bank which generated damages to the shareholders of the former Banco de Colombia who entered the merged institution proportionately to their participation in said institution. The damages are estimated at Ps 14,646 million, which updated for inflation and interest, equal Ps 22,208 million, but after deductions ordered by the same Tribunal, leave the Bank with a net liability of Ps 19,214 million under the decision.

            Other claims for an amount close to Ps 400,000 million were resolved in favor of the Bank by the Tribunal.

            Mr. Rafael H. Gamboa, one of the members of the arbitral panel, abstained from voting because he believed that BIC's conduct during the process of the merger conformed to the legal norms in force and to the acts of the regulatory authorities, a conclusion that was also reached by the Superintendency of Banking.

            The Bank has filed an extraordinary proceeding of annulment of the above mentioned arbitration award before the Superior Tribunal of Bogota by means of which the Bank requests such Tribunal to determine if the arbitrators' decision was taken according to current Colombian procedure and regulations. The proceeding of annulment refers exclusively to the award against Bancolombia. In all matters favorable to the Bank, the arbitration award is final.

            On June 2, 2004, another arbitration was initiated by the Sellers of Banco de Colombia against Bancolombia and some of its administrators, based on charges similar to those presented in the past before various administrative and judicial authorities, related to the process of acquisition by BIC of a majority of the stock of the old Banco de Colombia and the later merger of both entities.

            The arbitration will be decided by an arbitral tribunal in Bogota, Colombia. This proceeding is currently in the discovery stage.

            Additional information of the Bank (unconsolidated) and its Subsidiaries on these and other legal proceedings may be found in Note 26 to Consolidated Financial Statements.

A.3.        DIVIDEND POLICY

            The declaration, amount and payment of dividends is based on BC's unconsolidated earnings. Dividends must be approved at the ordinary annual shareholders' meeting upon the recommendation of the Board of Directors and the President of BC. Under the Colombian Commerce Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, BC must distribute to its shareholders at least 50% of its annual net income, or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital. Such dividend distribution must be made to all shareholders, in cash or in issued stock of Bancolombia, as may be determined by the shareholders, and within a year from the date of the ordinary annual shareholders' meeting in which the dividend was declared. Pursuant to Colombia's Law 222 of 1995, the minimum dividend per share requirement of 50% or 70%, as the case may be, may be waived by an affirmative vote of the holders of 78% of the shares present at the shareholders' meeting.

            Under Colombian law, the annual net profits of BC must be applied as follows:

                  - first, an amount equal to 10% of BC's net profits to a legal reserve until such reserve is equal to at least 50% of the Bank's paid-in capital;

                  - second, to the payment of the minimum dividend on the Preferred Shares (for more information, see Item 10. Additional Information - B. Memorandum and Articles of Association); and

                  - third, as may be determined in the ordinary annual shareholders' meeting by the vote of the holders of a majority of the shares entitled to vote, upon the recommendation of the Board of Directors, and may, subject to further reserves required by BC's by-laws, be distributed as a dividend.

            The following table sets forth the annual cash dividends paid on each Common Share and each Preferred Share during the periods indicated:

 DIVIDENDS DECLARED WITH RESPECT TO NET       CASH DIVIDENDS     CASH DIVIDENDS
            INCOME EARNED IN:                 PER SHARE(1)(2)    PER SHARE(1)(3)
----------------------------------------      ---------------    ---------------
                                                    (Ps)         (U.S. DOLLARS)
2000....................................             36               0.016
2001....................................             84               0.036
2002....................................            132               0.045
2003....................................            272               0.101
2004....................................            376               0.159

---------------

(1)   Includes Common Shares and Preferred Shares.

(2)   Cash dividends were paid in quarterly installments.

(3) Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (February or March, as applicable).

B.       SIGNIFICANT CHANGES

            There has not been any significant change since the date of the annual financial statements included in this document.

ITEM 9.     THE OFFER AND LISTING.

A.       OFFER AND LISTING DETAILS

            BC is a NYSE listed company, where its ADSs are listed under the symbol "CIB". The table below sets forth, for the periods indicated, the reported high and low share prices and share trading volume for the Preferred Shares on the Medellin Stock Exchange until July 3, 2001, when the Medellin Stock Exchange, the Bogota Stock Exchange and the Occidente Stock Exchange merged to form the Colombian Stock Exchange (expressed in nominal pesos). The table also sets forth the reported high and low sale prices, and the trading volume of the ADSs on the NYSE for the periods indicated:

                        MEDELLIN/COLOMBIA STOCK EXCHANGE           NEW YORK STOCK EXCHANGE
                        --------------------------------      ----------------------------------
                             Ps PER PREFERRED SHARE              US$ PER ADS
                        --------------------------------      ---------------    TRADING VOLUME
                              HIGH               LOW          HIGH       LOW    (NUMBER OF ADSs)
                        ----------------      ----------      -----      ----   ----------------
YEAR ENDING
December 29, 2000                  1,550           1,550       4.90      1.80          5,304,200
December 31, 2001                  1,300             650       3.20      1.00          4,702,300
December 31, 2002                  1,800           1,025       2.88      1.35          8,195,800
December 31, 2003                  3,800           1,750       5.35      2.32          9,789,400
December 31, 2004                  9,030           3,839      14.12      5.30         31,487,800

Source: NYSENet (Composite Index), Medellin Stock Exchange and Colombia Stock Exchange.

                               COLOMBIA STOCK EXCHANGE              NEW YORK STOCK EXCHANGE
                          ---------------------------------      --------------------------------
                          Ps PER PREFERRED        TRADING
                               SHARES              VOLUME        US$ PER ADS
                          ----------------       (NUMBER OF      ------------    TRADING VOLUME
                           HIGH       LOW         SHARES)        HIGH    LOW     (NUMBER OF ADSs)
                          -----      -----       ----------      -----   ----    ----------------
                                 (in nominal pesos)
2003
First quarter             2,100      1,750        5,558,711       2.99   2.32           1,314,400
Second quarter            3,610      2,030        5,141,347       5.15   2.70           1,724,300
Third quarter             3,800      3,400       11,882,892       5.35   4.35           3,067,000
Fourth quarter            3,760      3,449       31,504,803       5.35   4.70           3,683,700

2004
First quarter             5,690      3,839       31,425,717       7.56   5.30          11,619,300
Second quarter            5,420      4,040       17,645,435       8.05   6.20           5,671,600
Third quarter             5,590      3,945       13,801,666       8.89   6.23           4,276,600
Fourth quarter            9,030      5,180       18,496,334      14.12   7.86           9,920,300

2005
First quarter             9,680      7,670       10,303,797      17.78  12.40          17,090,700

Source: Colombia Stock Exchange, NYSENet (Composite Index).

                              COLOMBIA STOCK EXCHANGE
                              -----------------------              NEW YORK STOCK EXCHANGE
                              Ps PER PREFERRED SHARE           US$ PER ADS
                              -----------------------        --------------      TRADING VOLUME
                              HIGH               LOW         HIGH       LOW     (NUMBER OF ADSs)
                              -----             -----        -----     -----    ----------------
MONTH
December 2004                 8,300             6,650        14.25     10.90       3,962,200
January 2005                  8,250             7,670        14.38     12.54       3,721,700
February 2005                 9,680             8,150        16.74     13.69       5,462,000
March 2005                    9,550             7,980        17.78     12.40       7,907,000
April 2005                    9,010             8,180        15.45     13.30       2,387,500
May 2005                      8,900             8,190        15.15     13.83       2,855,800

Source: NYSENet (Composite Index) and Colombia Stock Exchange.

            ADRs evidencing ADSs are issuable by The Bank of New York, as Depositary, pursuant to the Deposit Agreement, dated as of July 25, 1995, entered into by BC, the Depositary, the owners of ADRs from time to time and the owners and beneficial owners from time to time of ADRs, pursuant to which the ADSs are issued. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of Fiducolombia S.A., as agent of the Depositary, currently located at Carrera 43A, No. 11A-44, Medellin, Colombia or Calle 30A No. 6-38, Bogota, Colombia. The Depositary's principal executive office is located at One Wall Street, New York, New York 10286.

B.       PLAN OF DISTRIBUTION

            Not applicable.

C.       MARKETS

            BC's ADSs, each of which represents the right to receive four Preferred Shares deposited in Colombia with the Custodian under the Deposit Agreement, have been listed on the NYSE since July 1995. The Preferred Shares have been listed on the Colombian Stock Exchange since July 1995. Through the ADSs, the NYSE is the principal U.S. trading market for the Preferred Shares. On September 30, 1998, BC filed a registration statement with the Commission to register the Preferred Shares issued in connection with the merger between BIC and Banco de Colombia in the form of ADRs, for resale by the holders into the U.S. public market from time to time. On March 14, 2005, BC filed an amendment to the registration statement deregistering the remaining unsold shares.

            On December 31, 2004, there were 398,259,608 Common Shares outstanding, none of which were held of record by holders in the United States, and 178,435,787 Preferred Shares outstanding, of which 106,602,171 were directly held by record holders in the United States (represented by 26,650,543 ADSs). Because certain of the Preferred Shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

            The Colombian Stock Exchange is the principal non-U.S. trading market for the Preferred Shares. As of December 31, 2004, the market capitalization for BC's Preferred Shares on the Colombian Stock Exchange was Ps 1,445,330 trillion. There are no official market makers or independent specialists in the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The Colombian Stock Exchange is relatively volatile compared to major world markets. The aggregate equity market capitalization of the Colombian Stock Exchange as of December 31, 2004, was Ps 59,336,819 trillion, with 106 companies listed as of that date. A substantial portion of the trading on the Colombian Stock Exchanges consists of trading in debt securities.

D.       SELLING SHAREHOLDERS

            Not applicable.

E.       DILUTION

            Not applicable.

F.       EXPENSES OF THE ISSUE

            Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

              Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

   BC'S CORPORATE PURPOSE

            Pursuant to Article Five of its by-laws, BC's corporate purpose consists of all kinds of banking operations, business, acts and services. Subject to applicable law, BC may carry out all the activities and investments authorized to banking establishments. BC is authorized to participate in the capital stock of other companies, subject to any restrictions imposed by applicable law.

   BOARD OF DIRECTORS

            The directors of BC must abstain from participating, directly or through an intermediary, in their own interest or in the interest of a third party, in activities that may compete against the company or in conflict-of-interest transactions, unless the General Shareholders Meeting grants express authorization to such director. For such purposes, the directors shall provide the Shareholders Meeting with all the relevant information necessary for the meeting to reach a decision. If the director is a shareholder, his or her vote shall be excluded from the respective decision process. In any case, the General Shareholders Meeting will only grant its authorization if the act does not impair BC's interests.

            The Shareholders Meeting, not the Board of Directors Meeting, is the corporate body entitled to determine the compensation to be granted to directors.

            Pursuant to the by-laws of BC, the Board of Directors has the power to authorize the execution of any agreement, within the corporate purpose of BC, and to adopt the necessary measures in order for the Bank to accomplish its purpose, but these do not provide for any specific borrowing powers exercisable by the Board of Directors.

            The by-laws of BC do not provide for: (i) any age limit requirement for the retirement or non-retirement of directors or (ii) any number of shares required for director's qualification.

   DESCRIPTION OF SHARE CAPITAL

   VOTING RIGHTS

   Common Shares

            The holders of Common Shares will be entitled to vote on the basis of one vote per share on any matter put to a vote to the shareholders at any general shareholders' meeting. These general meetings may be ordinary meetings or extraordinary meetings. Ordinary general meetings occur at least once a year during the three months after the end of the prior fiscal year, for the following purposes:

                  - to consider the approval of BC's annual report, including the financial statements for the preceding fiscal year;

                  -     to review the annual report of the external auditor;

                  - to determine the compensation for the members of the Board of Directors, the External Auditor and the Client Representative ("Defensor del Cliente").(6)

                  - to elect directors, the Client Representative and the External Auditor (each for a two-year term); and

                  - to determine the dividend policy and the allocation of profits, if any, of the preceding fiscal year, as well as any retained earnings from previous fiscal years.

------------

(6) The Client Representative acts as spokesman of the clients and users before the Bank, his primary duty is to objectively solve, free of charge and within the terms established by law, the individual complaints submitted by clients.

            Directors are elected under a proportional representation voting system. Under that system:

                  - each holder of Common Shares is entitled at the annual general shareholders' meeting to nominate for election one or more directors;

                  - each nomination of one or more directors constitutes a group for the purposes of the election;

                  - each group of nominees must contain a hierarchy as to the order of preference for nominees in that group to be elected;

                  - once all groups have been nominated, holders of Common Shares may cast one vote for each common share held in favor of a particular group of nominees. Votes may not be cast for particular nominees in a group; they may be cast only for the entire group;

                  - the total number of votes cast in the election is divided by the number of directors to be elected. The resulting quotient is the quota of votes necessary to elect particular directors. For each time that the number of votes cast for a group of nominees is divisible by the quota of votes, one nominee from that group is elected, in the order of the hierarchy of that group; and

                  - when no group has enough remaining votes to satisfy the quota of votes necessary to elect a director, any remaining board seat or seats are filled by electing the highest remaining nominee from the group with the highest number of remaining votes cast until all available seats have been filled.

            Extraordinary general shareholders' meetings may take place when duly called for a specified purpose or purposes, or, without prior notice, when holders representing all outstanding shares entitled to vote on the issues presented are present at the meeting.

            Quorum for both ordinary and extraordinary general shareholders' meetings to be convened at first call requires the presence of two or more shareholders representing at least half plus one of the outstanding shares entitled to vote at the relevant meeting. If a quorum is not present, a subsequent meeting is called at which the presence of two or more holders of shares entitled to vote at the relevant meeting constitutes a quorum, regardless of the number of shares represented. General meetings (whether ordinary or extraordinary) may be called by the Board of Directors, the President or the External Auditor of BC. In addition, two or more shareholders representing at least 20% of the outstanding shares have the right to request that a general meeting be convened. Notice of ordinary general meetings must be published in one newspaper of wide circulation at BC's principal place of business at least 15 business days prior to an ordinary general meeting. Notice of extraordinary general meetings, listing the matters to be addressed at such a meeting must be published in one newspaper of wide circulation at BC's principal place of business at least five business days prior to an extraordinary general meeting.

            Except when Colombian law or BC's by-laws require a special majority, action may be taken at a general meeting by the vote of two or more shareholders representing a majority of Common Shares present. Pursuant to Colombian law and/or BC's by-laws, special majorities are required to adopt the following corporate actions:

                  - a favorable vote of at least 70% of the Common Shares represented at a general shareholders' meeting is required to approve the issuance of stock without granting a preemptive right in respect of that stock in favor of the shareholders;

                  - a favorable vote of at least 78% of the holders of Common Shares present to decide not to distribute as dividend at least 50% of the annual net profits of any given fiscal year as required by Colombian law;

                  - a favorable vote of at least 80% of the holders of shares present to approve the payment of a stock dividend; and

                  - a favorable vote of at least 70% of the holders of Common Shares and of subscribed Preferred Shares to effect a decision to impair the conditions or rights established for such Preferred Shares, or a decision to convert those Preferred Shares into Common Shares.

            Adoption of certain of the above-mentioned corporate actions also requires the favorable vote of a majority of the Preferred Shares as specified by Colombian law and the by-laws. If the Superintendency of Banking determines that any amendment to the by-laws fails to comply with Colombian law, it may demand that the relevant provisions be modified accordingly. Under these circumstances, BC will be obligated to comply in a timely manner.

   Preferred Shares

            The holders of Preferred Shares are not entitled to receive notice of, attend or vote at any general meeting of holders of Common Shares except as described below.

            The holders of Preferred Shares will be entitled to vote on the basis of one vote per share at any shareholders' meeting, whenever the shareholders vote on the matters described on Item 3. Key Information - D. Risk Factors - D.3. Risks Relating to Our ADRs - D.3.iii. Our Preferred Shares Have Limited Voting Rights.

            BC will cause a notice of any meeting at which holders of Preferred Shares are entitled to vote to be mailed to each record holder of Preferred Shares. Each notice will include a statement stating:

                  -     the date of the meeting;

                  - a description of any resolution to be proposed for adoption at the meeting on which the holders of Preferred Shares are entitled to vote; and

                  -     instructions for the delivery of proxies.

   DIVIDENDS

   Common Shares

            The holders of Common Shares, once they have approved the financial statements, determine the allocation of distributable profits, if any, for the preceding year. This is done by a resolution adopted by the vote of the holders of a majority of the Common Shares at the annual general meeting of holders of Common Shares pursuant to the recommendation of the Board of Directors and President.

            Under the Colombian Commerce Code, a company must, after payment of income taxes and appropriation of legal reserves, and after off-setting losses from prior fiscal years, distribute at least 50% of its annual net profits to all shareholders, payable in cash, or as determined by the shareholders, within a period of one year following the date on which the shareholders determine the dividends. If the total amount segregated in all reserves of a company exceeds its outstanding capital, this percentage is increased to 70%. The minimum common stock dividend requirement of 50% or 70%, as the case may be, may be waived by a favorable vote of the holders of 78% of a company's common stock present at the meeting.

            Under Colombian law and BC's by-laws annual net profits are to be applied as follows:

                  - first, an amount equivalent to 10% of net profits is segregated to build a legal reserve until that reserve is equal to at least 50% of BC's paid-in capital;

                  - second, payment of the minimum dividend on the Preferred Shares; and

                  - third, allocation of the balance of the net profits is determined by the holders of a majority of the Common Shares entitled to vote on the recommendation of the Board of Directors and President and may, subject to further reserves required by the by-laws, be distributed as dividends.

            Under Colombian law, the dividends declared on the Common Shares cannot exceed the dividends declared on the Preferred Shares. BC's by-laws require it to maintain a reserve fund equal to 50% of paid-in capital. All Common Shares that are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Common shares that are only partially-paid participate in a dividend or distribution in the same proportion that those shares have been paid at the time of the dividend or distribution.

            The general shareholders' meeting may allocate a portion of the profits to welfare, education or civic services, or to support economic organizations of the Bank's employees.

      Preferred Shares

            Holders of Preferred Shares are entitled to receive dividends based on the profits of the preceding fiscal year, after canceling losses affecting the capital and once the amount that shall be legally set apart for the legal reserve has been deducted, but before creating or accruing for any other reserve, of a minimum preferred dividend equal to one per cent (1%) yearly of the subscription price of the Preferred Share, provided this dividend is higher than the dividend assigned to Common Shares, in which case, the dividend shall be increased to an amount that is equal to the per share dividend on the Common Shares. The dividend received by holders of Common Shares may not be higher than the dividend assigned to Preferred Shares.

            Payment of the preferred dividend shall be made at the time and in the manner established by the general shareholders' meeting and with the priority indicated by Colombian law.

            In the event that the holders of Preferred Shares have not received the minimum dividend for a period in excess of two consecutive fiscal years, they will acquire voting rights. See Item 3. Key Information - D. Risk Factors -
D.3. Risks Relating to Our ADRs - D.3.iii. Our Preferred Shares Have Limited Voting Rights.

      General

            The dividend periods may be different from the periods covered by the general balance sheet. The general shareholders' meeting will determine such dividend periods, the effective date, the system and the place for payment of dividends.

            Dividends declared on the Common Shares and the Preferred Shares will be payable to the record holders of those shares, as they appear on BC's stock registry, on the appropriate record dates as determined by the general shareholders' meeting.

            Any stock dividend payable by BC will be paid in Common Shares to the holders of Common Shares and in Preferred Shares to the holders of Preferred Shares. Nonetheless, a general shareholders' meeting may authorize the payment in Common Shares to all shareholders.

            Any stock dividend payable in Common Shares requires the approval of 80% or more of the shares present at a shareholders' meeting, which will include 80% or more of the outstanding Preferred Shares. In the event that none of the holders of Preferred Shares is present at such meeting, a stock dividend may be paid to the holders of Common Shares that approve such a payment.

      Liquidation Rights

            BC will be dissolved if certain events take place, including the following:

                  - its term of existence, as stated in the by-laws, expires without being extended by the shareholders prior to its expiration date;

                  - losses cause the decrease of its shareholders' equity below 50% of its outstanding capital stock, unless one or more of the corrective measures described in the Colombian Commerce Code are adopted by the shareholders within six months;

                  -     by decision of the general shareholders' meeting.

                  - in certain other events expressly provided by law and in the by-laws.

            Upon dissolution, a liquidator must be appointed by a general meeting of the shareholders to wind up its affairs. In addition, the Superintendency of Banking has the power to take over the operations and assets of a commercial bank and proceed to its liquidation under certain circumstances and in the manner prescribed in the Estatuto Organico del Sistema Financiero Decree 663 of 1993.

            Upon liquidation, holders of fully paid Preferred Shares will be entitled to receive in pesos, out of the surplus assets available for distribution to shareholders, pari passu with any of the other shares ranking at that time pari passu with the Preferred Shares as regards participation in BC's surplus assets or the liquidation parity shares, a liquidation distribution of an amount equal to the subscription price of those Preferred Shares before any distribution or payment may be made to holders of Common Shares and any other shares at that time ranking junior to the Preferred Shares as regards BC's participation in BC's surplus assets. If, upon any liquidation, assets that are available for distribution among the holders of Preferred Shares and liquidation parity shares are insufficient to pay in full their respective liquidation preferences, then those assets will be distributed among those holders pro rata in accordance with the respective liquidation preference amounts payable to them.

            Subject to the preferential liquidation rights of holders of Preferred Shares, all fully paid Common Shares will be entitled to participate equally in any distribution upon liquidation. Partially paid Common Shares must participate in a distribution upon liquidation in the same proportion that those shares have been paid at the time of the distribution.

            To the extent there are surplus assets available for distribution after full payment to the holders of Common Shares of the initial subscription price of the Common Shares, the holders of shares of capital stock will be entitled to receive an amount per share equivalent to the difference between the initial subscription price paid on each of their respective shares and the highest subscription price paid, on any given time, in the issuance of any series or our Preferred Shares. Any surplus assets available after such a distribution is effected will be distributed among all holders of shares of capital stock pro rata in accordance with their respective holdings of shares.

      Preemptive Rights and Other Anti-Dilution Provisions

            Pursuant to the Colombian Commerce Code, BC is allowed to have an amount of outstanding capital stock smaller than the authorized capital stock set out in its by-laws. Under BC's by-laws, the holders of Common Shares determine the amount of authorized capital stock, and the Board of Directors has the power to (a) order the issuance and regulate the terms of subscription of Common Shares up to the total amount of authorized capital stock and (b) regulate the issuance of shares with rights to a preferential dividend but without the right to vote, when expressly delegated by the general shareholders' meeting. The issuance of Preferred Shares must always be first approved by the general shareholders' meeting, which shall determine the nature and extent of any privileges, according to the by-laws and Colombian law.

            At the time a Colombian company is formed, its outstanding capital stock must represent at least 50% of the authorized capital. Any increases in the authorized capital stock or decreases in the outstanding capital stock must be approved by the majority of shareholders required to approve a general amendment to the by-laws. Pursuant to Decree 663, the Superintendency of Banking may order a commercial bank to increase its outstanding capital stock under certain special circumstances.

            The Bank's by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. See Item
3. Key Information - D. Risk Factors - D.3. Risks Relating to Our ADRs - D.3.iv. Preemptive Rights May Not Be Available to Holders of ADRs.

            A general meeting of shareholders may suspend preemptive rights with respect to a particular capital increase by a favorable vote of at least 70% of the shares represented at the meeting. Preemptive rights must be exercised within the period stated in the share placement terms of the increase, which cannot be shorter than 15 business days following the publication of the notice of the public offer of that capital increase. From the date of the notice of the share placement terms, preemptive rights may be transferred separately from the corresponding shares.

            The Superintendency of Banking will authorize decreases in the outstanding capital stock decided by the holders of Common Shares only if:

                  -     BC has no liabilities;

                  -     BC's creditors consent in writing; or

                  - the outstanding capital stock remaining after the reduction represents at least twice the amount of BC's liabilities.

      No Redemption

            Colombian law prohibits BC from repurchasing shares of its capital stock, including the Preferred Shares.

C.    MATERIAL CONTRACTS

            On December 29, 2003, BC and certain of its subsidiaries acquired 99.99% of Compania Suramericana de Financiamiento Comercial S.A. Sufinanciamiento from Portafolio de Inversiones Suramericana S.A., Compania Suramericana de Inversiones S.A., Compania Suramericana de Construcciones S.A., Corporacion Financiera Nacional y Suramericana S.A. Corfinsura, and Fundacion Suramericana. The purchase price paid by BC and its relevant subsidiaries was Ps 75,016 million.

            On February 28, 2005, Bancolombia, Conavi Banco Comercial y de Ahorro S.A. and Corporacion Financiera Nacional y Suramericana S.A. Corfinsura entered into a merger agreement, whereby the parties agreed to merge Conavi and Corfinsura with and into the Bank, as surviving entity, after Corfinsura has spun-off part of its investment portfolio, which will be transferred to a new entity formed by the shareholders of Corfinsura. Detailed information on this agreement can be found in Item 4. Information on the Company - A. History and Development of the Company.

D.    EXCHANGE CONTROLS

            The Central Bank has consistently made foreign currency available to Colombian private sector entities to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that foreign currency would continue to be available to private sector companies or that foreign currency needed by BC to service foreign currency obligations could be purchased in the open market without substantial additional cost.

            The Foreign Exchange Statute is contained in Law 9 of 1991 and External Resolution No. 8 of 2000, which was regulated by the External Regulating Circular DCIN 83 of 2004 of the Board of Directors of the Central Bank. The International Investment Statute of Colombia is also contained in Decree 2080 of 2000 and Decree 1844 of 2003, as amended, and regulates the manner in which foreign investors can participate in the Colombian securities markets and undertake other types of investment, prescribes registration with the Central Bank of certain foreign exchange transactions and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered.

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

            Under Colombian law and the by-laws of BC, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and the voting of ADSs and Preferred Shares. For a detailed discussion of ownership restrictions see Item 4. Information on the Company - B. Business Overview -
B.7. Supervision and Regulation - Ownership Restrictions.

E.    TAXATION

            In Colombia, dividends received by foreign companies or other foreign entities, non resident individuals and successions of non residents are subject to income taxes.

            Pursuant to the International Investment Statute (see Item 10. Additional Information - D. Exchange Controls) the Preferred Shares deposited under the Deposit Agreement constitute a "Foreign Institutional Capital Investment Fund". Under Article 18-1 of the Estatuto Tributario, Decree 624 of 1989 as amended (the "Fiscal Statute"), dividends paid to foreign institutional capital investment funds are not subject to Colombian income, withholding, remittance or other taxes, provided that such dividends are paid in respect of previously taxed earnings of BC. Therefore, provided that distributions are made by BC to the holders of ADRs through the Depositary, all distributions by BC made on account of Preferred Shares to holders of ADRs evidencing ADSs who are not resident in Colombia, as defined below, will be exempt from Colombian income, withholding and remittance taxes, except in the case of distributions paid out of non-taxed earnings of BC (which would bear a 35% tax).

            Dividends paid to a holder of Preferred Shares (as distinguished from the ADSs representing such Preferred Shares) who is not a resident of Colombia, as defined below, and who holds the Preferred Shares in his own name, rather than through another institutional or individual fund, will be subject to Colombian income taxes at a special rate of 7%. However, if such dividends do not correspond to BC's profits that have been taxed at the corporate level, the applicable rate is 35% (and will be the new basis for the especial flat rate of 7%).

            In the event that a holder of ADRs who is not a resident of Colombia chooses to surrender its ADSs and withdraw the underlying Preferred Shares, dividends to such non-resident holder would be subject to withholding tax at the rates set forth in the preceding paragraph, unless such non-resident holder takes the necessary actions under Colombian law to hold such Preferred Shares through either an "institutional fund" or an "individual fund" under foreign investment regulations, in which case dividends payable with respect to the Preferred Shares would receive the same preferential treatment as a holder of ADRs.

            For purposes of Colombian taxation, an individual is a resident of Colombia if he or she is physically present within Colombia for more than six months during the calendar year or the six months are completed within that taxable period. For purposes of Colombian taxation, a legal entity is a resident of Colombia if it is organized under the laws of Colombia.

            Foreign companies and individuals that are non Colombian residents are required by law to file an income tax declaration in Colombia when dividends have been subject to withholding taxes. However, foreign institutional capital investment funds are not required under law to file income tax declaration in Colombia.

            In accordance with article 36-1 of the Fiscal Statute, earnings obtained by a non resident of Colombia derived from stock trading are not subject to income, withholding, remittance or other taxes in Colombia when the stock is registered in the Colombian Stock Exchange and the transaction does not involve the sale of 10% or more of the company's outstanding stock by the same beneficiary.

            In all cases in which earnings derived from stock trading are subject to income and remittance taxes, the applicable rate for income tax will be 14% and the applicable rate for remittance tax will be 1% (after income tax). The filing of an income tax declaration is required in this case.

      OTHER TAX CONSIDERATIONS

            As of the date of this report, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States. Transfers of ADSs or Preferred Shares from non- residents to residents or non-residents of Colombia by gift or inheritance are not subject to Colombian gift or inheritance taxes. Transfers of ADSs or Preferred Shares by gift or inheritance from residents to residents or non residents of Colombia will be subject to Colombian gift or inheritance tax at a flat rate of 35%, in the value of the Preferred Shares transferred. There are no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of Preferred Shares or ADSs.

F.    DIVIDENDS AND PAYING AGENTS

            Not applicable.

G.    STATEMENT BY EXPERTS

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      INTRODUCTION

            The following section describes the market risks that BC is exposed to and the tools and methodology used to measure these risks as of December 31, 2004.

            BC's Board of Directors and the senior management has formalized its policies, procedures, strategies and rules of action of the areas involved in the treasury management process in the "Treasury Management Manual". This manual defines the roles and responsibilities of each area and their interrelation to ensure an adequate separation of functions and functional independence between the front, middle and back office. Moreover, the manual contains the process and technical support, the internal auditing procedure and policies, the procedures and methodologies, and the description of the levels of responsibilities of the areas involved in the treasury management process.

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

            The measurement of market risk, performance, results of the Bank's investment portfolio and compliance with policies are reported on a daily basis to the Bank's senior management, specifically to the members of the Assets and Liabilities Management Committee (GAP "Gestion de Activos y Pasivos"), to the Risks Committee and also to the Board of Directors in every meeting.

            The Bank's assets comprise trading and non-trading instruments. Trading instruments are those that constitute the treasury book and include primarily fixed income securities. The Bank book comprises the Treasury book and the rest of the Bank's assets and liabilities, including primarily loans, time deposits, checking accounts and savings accounts. These accounts are not included in the Treasury book because they are not considered trading instruments.

            The Bank limits trading of derivative instruments. Forward foreign currency operations are used to cover our risk in positions in foreign currencies. For unconventional trading instruments, the Bank has designed a process of approval by different areas. This guaranties that every area involved is prepared to enter a new product into their procedures. Also, the Board of Directors has to approve any new unconventional trading instruments.

            Currently, the Bank measures the market risk of each position of the balance sheet, Bank book and Treasury book by computing the corresponding value at risk ("VaR") in accordance with Chapter XXI of the Basic Accounting Circular (Circular 100 of 1995), as updated by the External Circular 031 of 2004, each as issued by the Superintendency of Banking. A risk factor is any market variable capable of influencing the corresponding position's market value when it fluctuates. The VaR calculation represents the probable loss value based on fluctuations of such risk factors. The aggregate VaR is considered in the Bank's solvency calculation, in accordance with Decree 1720 of 2001.

            The relevant risk factors for which VaR is computed are:

                  - interest rate risk for local currency, foreign currency and UVR;

                  -     foreign exchange rate risk; and

                  -     UVR price risk and stock price risk.

            Following is a brief explanation of the VaR model used by BC and its Subsidiaries to calculate the market risk based on interest rate risk, foreign exchange rate risk and stock price risk. In addition, there is a presentation of the market risks reports and analysis of BC and its Subsidiaries.

      VAR MODEL

      INTEREST RATE RISK

            BC calculates the interest rate risk for local currency, foreign currency and UVR in accordance with Chapter XXI of the Basic Accounting Circular. The interest rate risk is the probability of loss in the value of a position of the balance due to fluctuations in market interest rates or market curves. As indicated, the methodology used in this Annual Report to measure such risk consists of computing VaR, which in the case of interest rate fluctuations begins by determining the net present value ("NPV") of the relevant balance position. Such NPV is then multiplied by the Modified Duration of the position and by the interest rate's estimated fluctuation ("(delta)i") with a 99% confidence level, which is established by the Superintendency of Banking according to the market's historic performance.

                    VAR = MODIFIED DURATION * NPV * (delta)i

      NPV: Sum of the discounted values of a position's cash flows (positive and negative), computed on the basis of the yield and maturity (including expected or established depreciation).

      DURATION:     Weighted average of the expected times to each cash flow
                    under an instrument or position. The weight applied to each expected time is the present value of the corresponding cash flow divided by the total cash flow under the instrument or position.

      Y:            The instrument or position's yield.

MODIFIED DURATION:  Duration / (1 + Y). Corresponds to the percentage variation of the market value of an investment or a position of the balance before a 1% increase of the interest rate
                    (Y). Consequently, modified duration measures the sensitivity of the value of a position to interest rate changes.

      (delta)i:     Maximum probable variation of the interest rate for the
                    instrument or position of the balance.

      FOREIGN EXCHANGE RISK

            The Foreign Exchange Risk is the probability of loss due to fluctuations in the exchange rates of the currencies in which the Bank maintains positions. As indicated, the methodology used in this Annual Report to measure such risk consists of computing VaR, which in the case of exchange rate fluctuations is derived from multiplying the net position ("NP") held in each of the foreign currencies by the estimated variation of the foreign exchange rate for such currency ("(delta)e") with a 99% confidence level, as the same may be derived from statistical analysis, established by the Superintendency of Banking according to the market's historic performance. The NP is the difference, expressed in pesos, between all the active and passive positions denominated or indexed in each currency. The active or passive positions include commitments to buy and sell in foreign currency (forwards over foreign currencies) and the delta of the options, as the case may be.

                               VAR = NP * (delta)e

      STOCK PRICE RISK

            The stock price risk is the probability of loss due to fluctuations in the price of stocks in which the Bank maintains a position ("PosA"). As indicated, the methodology used in this Annual Report to measure such risk consists of computing VaR, which in the case of fluctuations in the price of publicly traded stocks is derived from multiplying the PosA by the maximum probable variation in the price of such positions ("(delta)p"). In the case of non-publicly traded stocks, the resulting VaR is further augmented by 20%. The (delta)p is determined by reference to the volatility of the price index of the Colombian Stock Exchange, as estimated by the Superintendency of Banking.

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

VaR(TOTAL)= Square Root [Sigma(n)(i=1)(VaR(i))(2)(rho)(2)(i) + Sigma(n)(i=1)
            Sigma(n)(j=1),(j not equal to i)VaR(i)VaR(j)(rho)(ij)]

            The Superintendency of Banking requires Bancolombia, Leasing Colombia, Fiducolombia, Colcorp and Sufinanciamiento to calculate the interest rate VaR of local currency and foreign currency positions in the Banking book which contains all the balance sheet and Treasury book which refers to the securities contained in the organization's portfolio separately for the positions' remaining maturities in the following categories:

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

            According to the Superintendency of Banking regulations, the Bank's checking accounts and savings account's net present values have to be distributed in the time horizon brackets, after matching assets and liabilities positions. The duration of the checking accounts and savings accounts classified in the first bracket is equal to five (5) days and the duration of the values classified in each time horizon bracket is equal to the weighted average duration of the assets for each time horizon. As a result, the duration of the checking accounts and savings accounts on the Bank's information is equal to the weighted average durations of these accounts for each time bracket.

      BANCOLOMBIA (UNCONSOLIDATED)

            The table below provides information about BC's (unconsolidated) VaR calculations for all balance sheet items that are in pesos. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:      Sum of the net present value for the group

                  DUR:      Weighted average duration for the group

                  Y:        Weighted average yield for the group

                  (delta)i: Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (Ps MILLION)

                    VALUE AT RISK FOR PESO (LOCAL CURRENCY)

ASSETS                                                                       NPV      DUR     Y     (DELTA)i    VAR
------------------------------------------------------------------------  ---------  -----  -----   --------  -------
Overnight funds                                                              42,814   0.10   6.65%     135         5
Trading securities issued by the Colombian government - TES IPC rate         68,192  10.59  10.48%     150       888
Trading securities issued by the Colombian government - TES fixed rate      845,836  24.18   9.58%     150    25,178
Other trading securities issued by the Colombian government                  45,447   9.69  10.37%      30       109
Trading securities issued by financial institutions                         317,606   2.68   9.23%      30       211
Other marketable trading securities                                          78,565  19.36  11.80%      30       376
Held to maturity securities issued by the Colombian government - TES
  fixed rate                                                                169,012  19.99  11.04%     250     6,899
Other held to maturity securities issued by the Colombian government         21,066   9.57  11.21%     126       209
Held to maturity securities issued by financial institutions                 89,338   3.08   9.74%     126       285
Other held to maturity securities                                             3,721  41.05   4.55%     126       159
Available for sale securities issued by the Colombian government - TES
  fixed rate                                                                494,057  30.49   9.97%     250    30,783
Available for sale securities issued by financial institutions               19,927   1.90  12.33%     126        39
Commercial loans - fixed rate                                               598,156   3.78  15.62%     126     2,334
Commercial loans - variable rate                                          4,997,817   3.55  15.93%     126    18,280
Mortgage loans in pesos                                                         282  22.68  15.62%     126         7
Consumer loans - fixed rate                                                 652,155   6.58  23.79%     222     7,750
Consumer loans - variable rate                                              934,564   2.69  16.05%      30       618
Small business loans - fixed rate                                            25,846  11.93  15.62%     222       558
Small business loans - variable rate                                         77,282   2.48  16.28%      30        47
Customers' acceptances                                                       16,020   1.31   0.00%     126        22
Other assets                                                                 67,426  27.62  15.62%     126     1,921
Rights buyback trading securities issued by the Colombian government -
  TES fixed rate                                                             13,923   7.42   8.22%     150       127
Other rights buyback trading securities issued by the Colombian
  government                                                                    799  10.02  11.13%      30         2
Rights buyback trading securities issued by financial institutions           25,018   2.05   9.12%      30        13
Other rights buyback trading securities                                       4,593   3.19  10.34%      30         4
Rights buyback available for sale securities issued by the Colombian
  government - TES fixed rate                                               703,103  30.65  10.07%     250    44,025

LIABILITIES
Non-interest bearing checking accounts                                    2,418,539  24.80   0.00%     126    62,613
Interest bearing checking accounts                                          219,527   2.49   2.74%     126       569
Time deposits                                                             2,074,130   2.37   8.25%     126     5,097
DAT                                                                          89,584   0.15   8.25%     126        14
Saving deposits                                                           3,312,383   0.63   4.84%     126     1,824
Overnight funds                                                              57,000   0.10   6.65%     135         6
Repurchase agreements                                                       536,276   0.47   5.25%     250       519
Bank acceptances outstandings                                                16,020   1.31   0.00%     126        22
Interbank borrowings                                                        587,612   3.21   8.52%     126     1,959
Long term debt                                                              425,384   2.38   9.96%     126     1,047

INTEREST RATES DERIVATIVES
Interest rate SWAP - Variable part, long position                            13,604   2.94   5.05%      30        10
Interest rate SWAP - Variable part, short position                           20,853   4.31   4.87%      30        22
Forward contracts long position issued by the Colombian government - TES    217,886  18.80   9.00%     150     5,049
  fixed rate
Forward contracts long position securities issued by financial
  institutions                                                               86,314   2.80   9.37%      30        60
Forward contracts long position others securities                            11,182   7.50  11.67%      30        21
Forward contracts short position synthetic                                 (314,491)  1.00   3.46%      30       (79)
Forward contracts short position issued by the Colombian government -
  TES fixed rate                                                           (203,572) 42.19  11.00%     150   (10,568)
Forward contracts long position others securities                           202,019   0.11   2.02%      30         5

FOREIGN EXCHANGE FORWARDS
Foreign exchange contracts long position in local currency                2,747,671   2.27  10.00%      30     1,544
Foreign exchange contracts short position in local currency              (2,227,509)  3.20  10.00%      30    (1,764)

            BC's (unconsolidated) interest rate risk factors in local currency are basically, the DTF, repo ("repurchase agreement") rate, interbanking rate, consumer credit rate, and Colombian Treasury bonds rate (TES). The DTF and the TES are the most volatile and have the largest value at risk outcomes. In the table above the securities that are affected by the DTF's risk factor are all the securities issued by financial institutions and the other securities. Although the largest assets are the loans, their average duration is 3.74 months compared to the average duration of TES, which is 26.70 months, and the average duration of the checking accounts and savings accounts, which provide the principal effect on the DTF risk factor outcome, is 10.52 months.

                Ps million
        RISK FACTOR                VAR
---------------------------    ----------
DTF                            (48,690.50)
Repurchase Agreements' Rate       (518.62)
Interbank Rate                      (1.58)
Consumer Loan Rate               8,307.50
TES Rates                      102,382.95
                               ==========

            The average VaR for the TES factor in 2004 was Ps 85,382 million with a standard deviation of Ps 21,997 million. The DTF factor includes assets such as commercial loans and other investments different from TES. Also the DTF factor includes all liabilities in local currency except repos, overnight fund and derivatives different from TES and forwards of foreign currency. As a result, the average VaR for the DTF factor for 2004 is Ps (34,104) million with a standard deviation of Ps 16,748 million of local currency. These values can be negative when the assets that are being affected by certain risk factor are smaller than the liabilities affected by the same risk factor.

            The table below provides information about BC's (unconsolidated) VaR calculations for all balance sheet items that are in a currency other than the peso or UVR. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:     Sum of the net present value for the group

                  DUR:     Weighted average duration for the group

                  Y:       Weighted average yield for the group

                 (delta)i: Maximum variation of the interest rate

                  Var: Value at risk for the group for changes in the interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                                 (U.S. DOLLARS)

ASSETS                                                                           NPV          DUR     Y    (DELTA)i    VAR
-------------------------------------------------------------------------     ------------   -----  -----  --------  -------
Overnight funds                                                                 11,020,044    0.10   1.67%     12        110
Trading securities issued by the Colombian government - U.S. dollar,
  denominated TES                                                                  224,097   13.77   3.11%     12        308
Trading securities issued by the Colombian government - TES yankees              7,234,636   42.31   6.01%     12     30,441
Other trading securities issued by the Colombian government                    109,195,487   14.05   2.99%     12    152,806
Other marketable trading securities                                             10,682,568   12.29  16.86%     12     12,959
Held to maturity securities issued by the Colombian government - TES
  yankees                                                                        5,436,431    3.77   4.15%  41.18      6,990
Held to maturity securities issued by the Colombian government                  92,111,366    9.77   8.85%  41.18    305,968
Other held to maturity securities                                                6,444,383   13.75   3.45%  41.18     30,257
Available for sale securities issued by the Colombian government - TES
  yankees                                                                       11,480,554   44.05   6.20%  41.18    172,335
Available for sale trading securities issued by the Colombian government        26,965,890   21.57   3.58%  41.18    198,540
Available for sale securities other held                                        24,025,284   17.18   3.72%  41.18    140,971
Commercial loans - fixed rate                                                       98,437   22.85   5.67%  41.18        767
Commercial loans - variable rate                                               284,445,040    1.93   4.71%  41.18    187,209
Consumer loans - fixed rate                                                     17,062,887    2.26  15.39%  41.18     13,043
Consumer loans - variable rate                                                     223,701    0.29   4.61%   6.86          4
Rights buyback trading securities issued by the Colombian government -
  U.S. dollar, denominated TES                                                     560,242   13.77   3.11%  12.00        769

LIABILITIES
Non-interest bearing checking accounts                                          19,649,117   10.41   0.00%     12     20,449
Interest bearing checking accounts                                              15,733,515    8.30   0.79%     12     13,039
Time deposits                                                                  164,810,297    3.68   2.28%  41.18    207,231
Saving deposits                                                                  2,653,163   11.65   0.90%     12      3,086
Other                                                                                5,244    0.03   3.00%     12          0
Interbank borrowings                                                           380,143,986    5.33   2.78%  41.18    692,440

INTEREST RATES AND DERIVATIVES
Forward contracts short position issued by the Colombian government - TES
  yankees                                                                       (2,026,366)  39.23   5.68%     12     (7,909)
Other forward contracts short position issued by the Colombian government       (1,825,474)  63.33  13.57%     12    (11,433)
Forward contracts long position others securities                                5,860,423    0.59   2.39%     12        346

FOREIGN EXCHANGE FORWARDS
Foreign exchange contracts long position in forex                            1,892,591,441    3.70   1.78%     12    698,221
Foreign exchange contracts short position in forex                          (2,118,130,001)   3.15   1.70%     12   (666,652)

            The risk factors of the interest rate risk in foreign currency are the Libor and the Money Market rates. These rates are not very volatile. The average VaR for the Libor factor in 2004 was Ps 1,405 million with a standard deviation of Ps 743 million. The Libor rate risk factor affects assets such as commercial and consumer loans and long-term investment. The average VaR for the Money Market factor for 2004 is Ps 449 million with a standard deviation of Ps 134 million. The Money Market factor affects Colombian short-term Treasury bonds, liabilities and foreign exchange forwards.

       Ps million
------------------------
  RISK FACTOR      VAR
------------------------
Libor             373.79
Money Market US$  414.36
                  ======

            The table below provides information about BC's (unconsolidated) VaR calculations for all balance sheet items that are in UVR. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:    Sum of the net present value for the group

                  DUR:    Weighted average duration for the group

                  Y:      Weighted average yield for the group

                  (delta)i: Maximum variation of the interest rate

                  VaR:    Value at risk for the group for changes in the
                           interest rate

                            INTEREST RATE RISK IN UVR
                                      (UVR)

ASSETS                                                                 NPV         DUR     Y    (DELTA)i      VAR
-----------------------------------------------------------------  -------------  ------  ----  --------  ----------
Trading securities issued by the Colombian government - TES fixed
  rate                                                             1,208,624,894   26.22  1.27%    12.4    3,262,295
Trading securities issued by financial institutions                  308,077,883   24.73  2.03%    12.4      784,937
Other marketable trading securities                                  422,043,280   49.54  3.04%    12.4    2,153,289
Other held to maturity securities issued by the Colombian
  government                                                       1,482,215,099   93.72  0.00%    12.4   14,345,615
Other held to maturity securities                                    169,451,056   49.02  4.70%    12.4      854,569
Available for sale securities issued by the Colombian government
  - TES fixed rate                                                   367,852,794   19.92  2.70%    12.4      755,119

INTEREST RATES DERIVATIVES
Interest rate SWAP - fixed part, long position                        55,058,234    7.57  0.00%    12.4       43,025
Forward contracts long position issued by the Colombian
  government - TES fixed rate                                        155,467,326   19.92  2.70%    12.4      319,140
Forward contracts long position securities issued by financial
  institutions                                                        13,485,746    1.63  0.88%    12.4        2,273
Forward contracts short position synthetic                          (167,894,194)   0.20  2.12%    12.4       (3,452)
Forward contracts short position issued by the Colombian
  government - TES fixed rate                                       (377,047,118)  51.89  4.68%    12.4   (2,012,706)
Forward contracts long position others securities                    372,534,441    0.13  2.02%    12.4        4,855

            The risk factor for all the positions in UVR is the Real Rate risk factor. The average VaR for the Real Rate factor in 2004 was Ps 2,783 million with a standard deviation of Ps 442 million.

       Ps million
----------------------
RISK FACTOR     VAR
-----------   --------
 Real Rate    2,992.92
              ========

            The table below provides information about BC's (unconsolidated) VaR calculations for changes in the price of a currency other than the peso. It shows the following information for each specific currency:

                  NET POSITION: Net position for that currency presented in
                                the original currency

                  PRICE:        Price of the currency on the day of calculation

                  PESOS VALUE:  Net position of that currency presented in pesos

                  (delta)e:     Maximum variation of the price of the currency

                  VaR: Value at risk for the group for changes in the price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

                                FOREIGN CURRENCY

                                                      NET POSITION     PRICE       PESOS VALUE    (DELTA)e        VAR
                                                    ----------------  -------   ----------------  --------  ---------------
U.S. Dollars                                             (23,274,151)  2,390     (55,619,401,827)   2.63%    (1,462,790,268)
Japanese Yen (YEN)                                        12,090,899      23         280,274,297    5.18%        14,518,209
British Pound                                               (127,494)  4,594        (585,746,670)   2.63%       (15,405,137)
Venezuelan Bolivar                                         5,915,893       1           7,381,852    2.63%           194,143
Canadian Dollar                                               75,515   1,980         149,550,447    2.63%         3,933,177
Swiss Franc                                                  (96,427)  2,107        (203,152,982)   2.63%        (5,342,923)
European Currency Unit (EURO)                              7,116,723   3,256      23,173,995,377    5.45%     1,262,982,748
Swedish Krone                                                 62,231     361          22,442,799    2.63%           590,246
Danish Krone                                                 200,714     438          87,839,574    2.63%         2,310,181

VALUE AT RISK                                                                    (32,686,817,134)              (199,009,626)

UVR                                                    4,076,236,199     146     594,854,931,487    3.90%    23,199,342,328

Available for sale investments - tradable            626,040,393,364                                6.00%    37,562,423,602
Available for sale investments - nontradable - not
  registered in exchange                              26,375,820,332                                9.00%     2,848,588,596
Investments in funds                                 120,985,776,955                               12.06%    17,509,061,641

VALUE AT RISK                                                                                                80,920,406,540

            The risk factors regarding foreign exchange risk are the TRM (the dollar Representative Market Rate), the EURO and the YEN. The net position could be negative if we have an amount in short position larger than the amount in long positions. The UVR risk factor is considered to be a price risk factor, which means that a UVR position has two kinds of market risk: interest rate risk and price risk. For positions in local stocks, we have the IGBC (Colombian Stock Exchange General Index) risk factor. Finally, two new price risk factors were incorporated in 2004 in the model: risk factor RFOND (Rentability Investments funds ) which is the risk factor that applies for investments in national funds and risk factor (DJIA) which applies for investments in foreign funds (stocks) and investment in foreign funds (other investments). The TRM includes the American Dollar, the British Pound, the Venezuelan Bolivar, the Canadian Dollar, the Swiss Franc, the Swedish Krona and the Danish Krone. The more volatile VaR outcomes are the UVR and TRM risk factors followed by the IGBC. The average VaR for the UVR factor in 2004 was Ps 20,328 million with a standard deviation of Ps 4,788 million. The average VaR for the TRM factor in 2004 was Ps (3,293) million with a standard deviation of Ps 6,381 million. The average VaR for the IGBC factor in 2004 was Ps 38,410 million with a standard deviation of Ps 2,060 million.

        Ps million
------------------------
RISK FACTOR       VAR
-----------    ---------
UVR            23,199.34
TRM            (1,476.51)
EURO            1,262.98
YEN                14.52
IGBC           40,411.01
RFOND          17,509.06
               =========

            After using the VaRTOTAL formula, according to "Total Market Risk Value" section, the Aggregate Market Value at Risk of the Bank (unconsolidated) on December 31, 2004 was equal to Ps 79,735 million of local currency. The Bank follows the Superintendency of Banking regulations. After December 31, 2003 the Bank (unconsolidated) had to include in the solvency rate formula 100% of the Aggregate Market Value at Risk.

      SOLVENCY RATE FORMULA:

               Capital/Risk_Weighted_Assets+[Var*(100/9)> or = 9%

            The Bank's (unconsolidated) average Total Market Risk Value for 2004 was Ps 66,055 million with a standard deviation of Ps 15,370 million. The maximum value during 2004 was Ps 91,797 million in September 2004, and the minimum value during 2004 was Ps 45,964 million in January 2004. Most of the increase in the Total Market Risk Value during 2004 can be explained by an increase in the portfolio duration during September. This VaR increase was a result of the debt exchange of short term securities by long term securities. This exchange was made with the national government and had a direct influence on the average duration of the portfolio increasing the value of VaR for September and having a direct effect on the 2004 average.

      COLCORP

            The table below provides information about BC's Subsidiary Colcorp's VaR calculations for all balance sheet items that are in pesos. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:  Sum of the net present value for the group

                  DUR:  Weighted average duration for the group

                  Y:    Weighted average yield for the group

                  (delta)i: Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (Ps MILLION)

                    VALUE AT RISK FOR PESO (LOCAL CURRENCY)

ASSETS                                                                     NPV      DUR      Y     (DELTA)i    VAR
----------------------------------------------------------------------   -------   -----   -----   --------   -----
Trading securities issued by the Colombian government - TES fixed rate     2,292   26.60    0.10%    150         75
Other trading securities issued by the Colombian government                   42    2.97    0.12%     30          0
Trading securities issued by financial institutions                        6,791    4.49    0.10%     30          8
Other marketable trading securities                                       38,238   12.01    0.12%     30        137
Other held to maturity securities issued by the Colombian government         320    8.23    0.06%    126          3
Held to maturity securities issued by financial institutions                 537    0.69    0.05%    126          0
Other held to maturity securities                                          1,730   65.54    0.06%    126         88
Available for sale securities issued by the Colombian government - TES
  fixed rate                                                              21,797   27.55    0.10%    250      1,227
Mortgage loans in pesos                                                    2,713    2.37    0.13%    126          7
Consumer loans - variable rate                                               873   40.24    0.13%    126         37

LIABILITIES
Time deposits                                                             64,364    1.90    9.31%    126        126
Interbank borrowings                                                       2,855    4.91    7.79%    126         15

INTEREST RATES DERIVATIVES
Forward contracts short position others securities                        (3,458)  10.38   12.18%     30         (9)
Forward contracts long position others securities                          3,137    0.11    2.98%     30          0

FOREIGN EXCHANGE FORWARDS
Foreign exchange contracts long position in local currency                 2,386    0.10    8.00%     30          0

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

                  DUR:  Weighted average duration for the group

                  Y:    Weighted average yield for the group

                  (delta)i: Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                                 (U.S. DOLLARS)

ASSETS                                                            NPV        DUR      Y    (DELTA)i   VAR
-----------------------------------------------------------   -----------  ------  ------  --------  -----
Other marketable trading securities                             1,171,553   57.85   5.66%     12     6,743

FOREIGN EXCHANGE FORWARDS
Foreign exchange contracts short position in local currency    (1,000,000)   0.20   5.00%     12       (20)

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

                  DUR:  Weighted average duration for the group

                  Y:    Weighted average yield for the group

                  (delta)i: Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                            INTEREST RATE RISK IN UVR
                                      (UVR)

ASSETS                                                                     NPV        DUR      Y    (DELTA)i     VAR
--------------------------------------------------------------------   -----------   -----   ----   --------   -------
Trading securities issued by financial institutions                     19,375,264   36.37   3.67%    12.4      72,551
Other marketable trading securities                                      6,267,207   49.01   4.70%    12.4      31,602
Other held to maturity securities issued by the Colombian government    18,358,906   96.13   0.00%    12.4     182,261
Other held to maturity securities                                       15,954,553   40.91   5.01%    12.4      67,135

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

                  (delta)e:      Maximum variation of the price of the currency

                  VaR: Value at risk for the group for changes in the price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

                                FOREIGN CURRENCY

                                              NET POSITION     PRICE    PESOS VALUE   (DELTA)e   VAR
                                             ---------------  -------  -------------  --------  ------
U.S Dollars                                          176,805   2,390     422,519,749    2.63%       11

VALUE AT RISK                                                                                       11

UVR                                               60,445,052     146   8,820,891,506    3.90%      344

Available for sale investments tradable       58,703,480,150                            6.00%    3,522
Available for sale investments nontradable   125,953,358,694                            9.00%   13,603
Investments in mutual funds                        9,314,986                           12.06%        1

VALUE AT RISK                                                                                   17,481

         Ps million
----------------------------
   RISK FACTOR        VAR
----------------   ---------
DTF                   131.57
Real Rate              51.59
Money Market US$       16.07
TES Rate            1,302.07
UVR                   344.01
TRM                    11.11
IGBC               17,125.17
RFOND                   1.35
                   =========

            Colcorp's main assets are investments and stocks, and were the most relevant positions affecting the IGBC risk factor. Its liabilities are basically CDs, interbank borrowings and repurchase agreements.

            The average VaR for IGBC during 2004 was Ps 19,168 million with a standard deviation of Ps 2,046 million, and the average VaR for TES during 2004 was Ps 544 million with a standard deviation of Ps 338 million. As of December 31, 2004, Colcorp's Total Market Risk Value was Ps 16,893 million. Its average Total Market Risk Value during 2004 was Ps 15,516 million, with a maximum value during 2004 of Ps 16,044 million and a minimum value during 2004 of Ps 14,742 million.

      LEASING COLOMBIA

            The table below provides information about BC's Subsidiary Leasing Colombia's VaR calculations for all balance sheet items that are in pesos. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:  Sum of the net present value for the group

                  DUR:  Weighted average duration for the group

                  Y:    Weighted average yield for the group

                  (delta)i:  Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (Ps MILLION)

                    VALUE AT RISK FOR PESO (LOCAL CURRENCY)

ASSETS                                                                  NPV       DUR     Y     (DELTA)i   VAR
--------------------------------------------------------------------  --------  ------  ------  --------  ------
Trading securities issued by the Colombian government - TES fixed
  rate                                                                  30,076   10.97    8.31%    150       407
Other trading securities issued by the Colombian government                835   10.64   10.20%     30         2
Trading securities issued by financial institutions                      8,026    4.73    9.23%     30         9
Other marketable trading securities                                      1,546    7.82    8.78%     30         3
Other held to maturity securities issued by the Colombian government       217    8.13    6.36%    126         2
Commercial loans - fixed rate                                            1,598   12.85   15.79%    126        21
Commercial loans - variable rate                                       858,367    3.12   15.79%    126     2,763
Consumer loans - fixed rate                                              1,025   13.41   15.79%    222        25
Consumer loans - variable rate                                          10,764    1.86   15.79%     30         5
Small business loans - variable rate                                        17    6.37   15.79%     30         0
Rights buyback trading securities issued by the Colombian
  government - TES fixed rate                                            5,774   17.23    8.70%    150       123

LIABILITIES
Time deposits                                                          464,635    2.95    9.06%    126     1,421
Repurchase agreements                                                    5,056    1.13    7.56%    250        12
Interbank borrowings                                                   243,672    1.86    9.99%    126       468
Long term debt                                                         146,905    3.32    9.06%    126       506

            The table below provides information about Leasing Colombia's VaR calculations for all balance sheet items that are in a currency other than pesos or UVR. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:  Sum of the net present value for the group

                  DUR:  Weighted average duration for the group

                  Y:    Weighted average yield for the group

                  (delta)i:  Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                                 (U.S. DOLLARS)

LIABILITIES              NPV     DUR      Y    (DELTA)i    VAR
--------------------   -------  -----  -----   --------   ----
Interbank borrowings   513,710   5.17   3.19%    41.18     907

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

                  DUR:  Weighted average duration for the group

                  Y:    Weighted average yield for the group

                  (delta)i:  Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                            INTEREST RATE RISK IN UVR
                                      (UVR)

ASSETS                                                                  NPV         DUR     Y     (DELTA)i    VAR
--------------------------------------------------------------------  ----------  ------  ------  --------  -------
Trading securities issued by financial institutions                   17,195,318   15.50   3.15%    12.4     27,448
Other marketable trading securities                                   15,854,403   40.89   5.14%    12.4     66,666
Other held to maturity securities issued by the Colombian government  54,012,300   99.36   0.00%    12.4    554,246

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

                  (delta)e:     Maximum variation of the price of the currency

                  VaR: Value at risk for the group for changes in the price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

                                FOREIGN CURRENCY

                               NET POSITION   PRICE      PESOS VALUE     (DELTA)e        VAR
                              -------------   -----   ----------------   --------   ------------
U.S. Dollars                       (496,054)  2,390     (1,185,445,047)    2.63%     (31,177,205)

VALUE AT RISK                                           (1,185,445,047)              (31,177,205)

UVR                              87,062,021     146     12,705,169,643     3.90%     495,501,616
Investments in mutual funds     123,296,337                               12.06%      17,843,446

VALUE AT RISK                                                                        482,167,857

         Ps million
----------------------------
    RISK FACTOR        VAR
-------------------  -------
DTF                   410.99
Repo Rate             (11.73)
Real Rate              94.62
Libor                  (2.17)
Consumer Loans Rate    24.88
TES Rate              529.40
UVR                   495.50
TRM                   (31.18)
RFOND                  17.84
                      ======

            Leasing Colombia's main assets are the leasing operations that are included in the loan portfolio, where the risk factor is the DTF. Its liabilities are basically CDs and interbank borrowings where the DTF is also the main risk factor.

            The average VaR for the DTF during 2004 was Ps 230 million with a standard deviation of Ps 335 million. As of December 31, 2004, Total Market Risk Value was Ps 1,374 million. The average Total Market Risk Value during 2004 was Ps 1,345 million, with a maximum value during 2004 of Ps 3,052 million and a minimum value of Ps 743 million.

      SUFINANCIAMIENTO

            The table below provides information about BC's Subsidiary Sufinanciamiento's VaR calculations for all balance sheet items that are in pesos. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:       Sum of the net present value for the group

                  DUR:       Weighted average duration for the group

                  Y:         Weighted average yield for the group

                  (delta)i:  Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (Ps MILLION)

                    VALUE AT RISK FOR PESO (LOCAL CURRENCY)

ASSETS                                                                  NPV      DUR       Y    (DELTA)i   VAR
-------------------------------------------------------------------  ---------  -----   ------  --------  ------
Other trading securities issued by the Colombian government                343   9.15     7.55%    30          1
Commercial loans and operations of financial leases - fixed rate         3,826   3.16    29.45%   126         12
Commercial loans and operations of financial leases - variable rate    241,879   0.53    29.23%   126        130
Consumer loans - fixed rate                                             12,772   3.33    29.47%   222         76
Consumer loans - variable rate                                         225,760   0.52    29.23%    30         29
Other assets                                                             1,656   0.57    29.23%   126          1

LIABILITIES
Time deposits                                                          405,117   3.27     9.67%   126      1,371
Interbank borrowings                                                    24,624   0.48     7.76%   126         12
Long term debt                                                           5,154   7.66     7.94%   126         41

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

                  (delta)e:     Maximum variation of the price of the currency

                  VaR: Value at risk for the group for changes in the price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

                                FOREIGN CURRENCY

                                             NET POSITION     PRICE   PESOS VALUE   (DELTA)e       VAR
                                            --------------   ------   -----------   --------   -----------
Available for sale investments tradable              9,849                            6.00%              0
Available for sale investments nontradable   2,730,234,058                            9.00%    294,865,278

VALUE AT RISK                                                                                  294,865,278

             Ps million
--------------------------------
   RISK FACTOR           VAR
-------------------   ----------
DTF                    (1,251.32)
Consumer Loans Rate        76.32
IBC                       294.87
                        ========

            Sufinanciamiento's main assets are loans, where the risk factor is the DTF. Its liabilities are basically CDs and interbank borrowings, where the DTF is also the main risk factor.

            The average VaR for the DTF during 2004 was Ps 807 million with a standard deviation of Ps 364 million. As of December 31, 2004, the Total Market Risk Value was Ps 1,438 million. The average Total Market Risk Value of Sufinanciamiento during 2004 was Ps 807 million, a maximum value of Ps 1,438 million and a minimum value of Ps 424 million.

      FIDUCOLOMBIA

            The table below provides information about BC's Subsidiary Fiducolombia's VaR calculations for all balance sheet items that are in pesos. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:      Sum of the net present value for the group

                  DUR:      Weighted average duration for the group

                  Y:        Weighted average yield for the group

                  (delta)i: Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (Ps MILLION)

                    VALUE AT RISK FOR PESO (LOCAL CURRENCY)

ASSETS                                                                NPV     DUR       Y    (DELTA)i  VAR
------------------------------------------------------------------  -------  ------  ------  --------  ----
Trading securities issued by the Colombian government - TES fixed
  rate                                                               15,172   16.46    9.01%   150     308
Other trading securities issued by the Colombian government           2,014    9.33   11.45%    30       5
Trading securities issued by financial institutions                  13,218    3.52    9.82%    30      12
Other marketable trading securities                                  14,660    2.21    8.19%    30       8
Held to maturity securities issued by the Colombian government -
  TES fixed rate                                                      8,276    7.38   11.74%   250     125
Available for sale securities issued by the Colombian government -
  TES fixed rate                                                      6,561   21.67    9.35%   250     291
Rights buyback trading securities issued by the Colombian
  government - TES fixed rate                                         1,085   69.91   12.65%   150      93

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

                  DUR:      Weighted average duration for the group

                  Y:        Weighted average yield for the group

                  (delta)i: Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                                 (U.S. DOLLARS)

ASSETS                                                           NPV       DUR        Y      (DELTA)i    VAR
                                                               -------   -------   -------   --------   -----
Trading securities issued by the Colombian government - U.S.
  Dollars, denominated TES                                      33,615    13.58     3.11%      12        46

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

                  DUR:      Weighted average duration for the group

                  Y:        Weighted average yield for the group

                  (delta)i: Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                            INTEREST RATE RISK IN UVR
                                      (UVR)

ASSETS                                                                        NPV        DUR       Y     (DELTA)i     VAR
-----------------------------------------------------------------------   ----------   ------   ------   --------   -------
Trading securities issued by the Colombian government - TES fixed rate    22,200,600    19.83    2.70%      12.4     45,367
Other marketable trading securities                                       22,986,183    27.15    2.00%      12.4     64,346
Held to maturity securities issued by financial institutions              46,816,070    35.47    4.85%      12.4    170,829
Other held to maturity securities                                         19,259,223    48.17    4.70%      12.4     95,441

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

                  (delta)e:     Maximum variation of the price of the currency

                  VaR: Value at risk for the group for changes in the price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

                                FOREIGN CURRENCY

                                                                NET POSITION     PRICE    PESOS VALU     (DELTA)e       VAR
                                                                --------------  ------  ---------------  --------  ------------
U.S. Dollars                                                            33,615   2,390       80,330,251    2.63%    211,268,561

VALUE AT RISK                                                                                                       211,268,561

UVR                                                                111,266,970     146   16,237,455,960    3.90%    633,260,782

Available for sale investments - nontradable - not registered
  in exchange                                                    1,068,804,391                             9.00%    115,430,874
Investments in mutual funds                                        118,190,359                            12.06%     14,253,757

VALUE AT RISK                                                                                                       129,684,632

         Ps million
--------------------------
   RISK FACTOR       VAR
----------------   -------
DTF                  24.17
Real Rate            54.87
Money Market US$      0.11
TES Rate            816.35
UVR                 633.26
TRM                   2.13
IGBC                115.43
RFOND                14.25
                    ======

            Fiducolombia's Total Market Risk Value relates to its investments. The most significant risk factor is the TES. The average VaR for the TES during 2004 was Ps 880 million with a standard deviation of Ps 183 million. As of December 31, 2004, the Total Market Risk Value was Ps 1,261 million. The average Total Market Risk Value of Fiducolombia during 2004 was Ps 1,184 million, with a maximum value of Ps 1,570 million and a minimum value of Ps 797 million.

      COMISIONISTA DE COLOMBIA - COMICOL

            The table below provides information about BC's Subsidiary Comicol's VaR calculations for all balance sheet items that are in pesos. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:      Sum of the net present value for the group

                  DUR:      Weighted average duration for the group

                  Y:        Weighted average yield for the group

                  (delta)i: Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (Ps MILLION)

                    VALUE AT RISK FOR PESO (LOCAL CURRENCY)

ASSETS                                                                    NPV    DUR     Y    (DELTA)i      VAR
----------------------------------------------------------------------  ------  -----  -----  --------  ----------
Trading securities issued by the Colombian government - TES fixed rate   3,490  13.02  8.44%    150     56,026,651
Trading securities issued by financial institutions                      3,196   3.30  9.31%     30      2,609,504
Other marketable trading securities                                      2,023  10.32  9.53%     30      5,174,948
Other held to maturity securities issued by the Colombian government        52   8.12  7.78%    126        436,463
Rights buyback trading securities issued by financial institutions         294   0.10  2.02%    250         60,489

FOREIGN EXCHANGE FORWARDS
Foreign exchange contracts long position in local currency               2,385   0.47  8.19%     30      3,335,033

            The table below provides information about Comicol's VaR calculations for all balance sheet items that are in a currency other than pesos or UVR. It shows the following information for each group of assets and liabilities described in the title of the group:

                  NPV:      Sum of the net present value for the group

                  DUR:      Weighted average duration for the group

                  Y:        Weighted average yield  for the group

                  (delta)i: Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY

                   VALUE AT RISK FOR PESO (FOREIGN CURRENCY)

ASSETS                                                 NPV      DUR     Y    (DELTA)i   VAR
--------------------------------------------------  ----------  -----  ----  --------  ------
Other marketable trading securities                  1,140,400  56.58  6.29%    12      6,449

FOREIGN EXCHANGE FORWARDS
Foreign exchange contracts short position in forex  (1,000,000)  0.47  2.38%    12       (559)

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

                  DUR:      Weighted average duration for the group

                  Y:        Weighted average yield for the group

                  (delta)i: Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                            INTEREST RATE RISK IN UVR
                                      (UVR)

ASSETS                                                  NPV        DUR     Y    (DELTA)i    VAR
---------------------------------------------------  ----------  ------  -----  --------  -------
Trading securities issued by financial institutions   2,168,523    3.42  1.01%    12.4     76,035
Other marketable trading securities                   4,955,029   27.22  1.96%    12.4    709,877

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

                  (delta)e:      Maximum variation of the price of the currency

                  VaR: Value at risk for the group for changes in the price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

                                FOREIGN CURRENCY

                NET POSITION    PRICE     PESOS VALUE    (DELTA)e       VAR
                ------------   ------   --------------   --------   ----------
U.S. Dollars        140,400     2,390      335,520,900     2.63%     8,824,200

VALUE AT RISK                                                        8,824,200

UVR               7,123,552       146    1,039,557,067     3.90%    40,542,726

VALUE AT RISK                                                       49,366,925

        Ps million
---------------------------
   RISK FACTOR       VAR
----------------   --------
DTF                  8.22
Repo Rate            0.06
Real Rate            2.14
Money Market US$    15.33
TES Rate            56.03
UVR                 40.54
TRM                 71.67
                    =====

            Comicol's Total Market Risk Value is determined by its investments. The most significant risk factor during 2004 was the TES. The average VaR for the TES during 2004 was Ps 477 million with a standard deviation of Ps 484 million. As of December 31, 2004, the Total Market Risk Value was Ps 59.47 million. The average Total Market Risk Value of Comicol during 2004 was Ps 550 million. The reason for the decline of Comicol's Total Market Risk Value during 2004 was the diversification in the portfolio of investments. This portfolio includes investments on securities which contain lower Market Risk, because they have lower volatility.

      BANCOLOMBIA PANAMA AND BANCOLOMBIA CAYMAN

            BC's Subsidiaries Bancolombia Panama and Bancolombia Cayman apply the same VaR methodology to measure market risk. The only difference is that Bancolombia Panama and Bancolombia Cayman calculate the volatility of the risk factors using the JP Morgan risk metrics methodology. As we mentioned before, BC (unconsolidated) and its local Subsidiaries use the volatilities published by the Superintendency of Banking. Bancolombia Panama and Bancolombia Cayman measure the market value at risk since August 2003.

            Bancolombia Panama's and Bancolombia Cayman's market risks are mainly related to their portfolio of investments, which one year ago were concentrated on securities issued by the Republic of Colombia, but at the end of 2004 were diversified among securities issued in Colombia, Mexico, Brazil, United States, Chile, El Salvador and Peru.

            The table below provides information about Bancolombia Panama's and Bancolombia Cayman's VaR calculations for portfolio of investments items that are in U.S. thousands dollars. It shows the following information for each group of investments described in the title of the group:

                  NPV:      Sum of the net present value for the group

                  DUR:      Weighted average duration for the group

                  Y:        Weighted average market yield for the group

                  (delta)i: Maximum variation of the interest rate

                  VaR: Value at risk for the group for changes in the interest rate

                            PORTFOLIO OF INVESTMENTS
                                  (US$ MILLION)

                                                                            NPV           DUR        Y     (DELTA)i     VAR
                                                                           -------   -----------   -----   --------   ------
Available for sale securities issued by the Colombian government            81,489       34.7       5.09%     14       1,263
Trading securities issued by the Colombian government                       30,940       15.5       5.03%     12         569
Available for sale securities issued by Colombian corporations              28,481       16.4       4.04%     11         219
Available for sale securities issued by Colombian financial institutions     5,000       11.5       3.83%     11          23
Available for sale securities issued by Mexican corporations                34,775       13.1       3.38%     12          92
Trading securities issued by Mexican corporations                           20,211       31.2       3.64%     10         605
Available for sale securities issued by Brazilian financial institutions    24,561        7.6       3.04%     16         103
Available for sale securities issued by the Brazilian government             5,753       26.2       4.66%     15          65
Available for sale securities issued by United States corporations          14,990       11.6       2.98%      9          31
Available for sale securities issued by Chile corporations                   5,913       21.4       4.17%     10          53
Available for sale securities issued by Peru corporations                    3,333       57.4       8.32%     12          94
Available for sale securities issued by the El Salvador government           1,980        3.7       6.26%      8           2



            Ps million
---------------------------------
       RISK FACTOR          VAR
-------------------------  ------
Republic of Colombia 2006      20
Republic of Colombia 2007     972
Republic of Colombia 2009   1,081
Republic of Brazil 2006        68
Republic of Brazil 2007       101
Republic of Mexico 2006        29
Republic of Mexico 2007       310
Republic of Mexico 2009       358
US Treasury 2006                3
US Treasury 2007               83
US Treasury 2014               94
                            =====

            As of December 31, 2004, the Total Market Risk Value was US$ 2,546,292. The average Total Market Risk Value was US$ 9,461,603 with a maximum value of US$ 17,308,564 in January and a minimum value of US$ 2,546,292 in December. The decline of the VaR of Bancolombia Panama and Bancolombia Cayman during 2004 was determined by the reduction of the size of portfolio, the reduction of the volatility of the risk factors and the reduction of the portfolio duration.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

            Not Applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

            There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment in BC operation.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
         PROCEEDS

            None.

ITEM 15. CONTROLS AND PROCEDURES

            An evaluation has been carried out, under the supervision and with the participation of BC's management, including President Jorge Londono Saldarriaga and Finance Vice-President Jaime Alberto Velasquez Botero, of the effectiveness of the design and operation of our "disclosure controls and procedures" as defined in Exchange Act Rules 13a-15(e). Our disclosure controls and procedures are designed to ensure that the financial and non-financial information required to be disclosed in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Based upon that evaluation, our management, including the President Jorge Londono Saldarriaga and Finance Vice-President Jaime Alberto Velasquez Botero, concluded that our disclosure controls and procedures are effective.

            In the first quarter of 2004, BC engaged Price Waterhouse Coopers (Colombia) to assist BC in the evaluation of its internal control in a group-wide program to reinforce effectiveness of its internal control over financial reporting. As of the date of this filing, BC continues to develop this program.

            There have been no changes in BC's internal control during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, BC's internal control over financial reporting.

ITEM 16.RESERVED

ITEM.16.A AUDIT COMMITTEE FINANCIAL EXPERT

            Luis Alberto Zuleta Jaramillo serves as the board of directors audit committee financial expert, complying with the requirements of Sarbanes Oxley Act regarding audit committee financial experts.

ITEM.16.B CORPORATE GOVERNANCE AND CODE OF ETHICS

            Under the NYSE's Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

            Corporate Governance in Colombia. In Colombia, a series of laws and regulations set forth corporate governance requirements. Among them, Resolution 275 of the Superintendency of Securities (issued on May 23, 2001) contains the corporate governance standards to be followed by companies issuing securities that may be purchased by Colombian pension funds. Bancolombia's corporate governance standards comply with these legal requirements and follow regional recommendations, including the OECD's White Paper on Corporate Governance for Latin America and the Andean Development Corporation's (CAF) Corporate Governance Code.

            Independence of Directors. Colombian law does not require the Board of Directors to be composed of a majority of independent directors. However, Colombian law mandates that all directors exercise independent judgment under all circumstances. Bancolombia's Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia's management recommends to its shareholders a list of directors containing at least two independent directors.

            Structure of the Board of Directors. Bancolombia's Board of Directors includes five (5) principal directors and five (5) alternate directors. Even though it is customary that only principal directors attend meetings of the Board of Directors, alternate directors perform an active role in Bancolombia's corporate governance, as they are members of some Committees.

            Although there is no prohibition under Colombian regulations for officers to be members of the Board of Directors, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia's Board of Directors does not include any management members, although the CEO attends the monthly meetings of the Board of Directors (but is not allowed to vote) and Committees have some officers or employees as permanent members to guarantee an adequate flow of information between employees, management and directors. The roles of Bancolombia's CEO and Chairman are completely separate.

            Committees of the Board of Directors. The Board of Directors has a "Board Issues Committee", a "Nomination, Compensation and Development Committee" and an "Audit Committee", each of which is composed of both directors and officers. These committees have drafted charters and address various corporate governance subjects, in accordance with NYSE Corporate Governance Standards, and Bancolombia's Audit Committee complies with NYSE Corporate Governance Standards applicable to foreign private issuers.

            Bancolombia has adopted an Ethics Code and a Corporate Governance Code, both of which are directed to all employees, officers and directors. English translations of the Ethics Code and the Corporate Governance Code are available at Bancolombia's website at www.bancolombia.com.co. The Spanish versions of these codes will prevail for all legal purposes.

ITEM.16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

            The aggregate fees billed under the caption audit fees for professional services rendered to BC for the audit of its financial statements and for services that are normally provided in connection with statutory or regulatory filings or engagements, totaled Ps 1,509 million at December 31, 2003 and Ps 1,654 million at December 31, 2004.

            There were no fees corresponding to audit related fees, tax fees or other fees billed to BC in the last two years.

            The Bank's audit committee charter includes the following pre-approval policies and procedures:

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

ITEM.16.D PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

            Bancolombia did not repurchase any shares in 2004.

                              FINANCIAL STATEMENTS.

ITEM 17.    FINANCIAL STATEMENTS

            Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

            Reference is made to pages F - 1 through F - 115.

ITEM 19.    EXHIBITS

            The following exhibits are filed as part of this annual report.

1.  --   Corporate by-laws (estatutos sociales) of the registrant, as amended through March 28, 2005, together with an English translation.

12.1-- CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 17, 2005.

12.2-- CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 17, 2005.

13.1-- CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 17, 2005.

13.2-- CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 17, 2005.

                                   SIGNATURE

      Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filling on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: June 17, 2005

BANCOLOMBIA S.A.

By: /s/ JAIME ALBERTO VELASQUEZ B.
    --------------------------------
    Name: Jaime Alberto Velasquez B.
    Title: Vice President, Finance.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
INDEPENDENT AUDITORS' REPORT                                                 F-2

INDEPENDENT AUDITORS' REPORT                                                 F-3

CONSOLIDATED BALANCE SHEETS
Year Ended December 31, 2003 and 2004                                        F-4

CONSOLIDATED STATEMENTS OF OPERATIONS
Year Ended December 31, 2002, 2003 and 2004                                  F-6

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2002, 2003 and 2004                                  F-8

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31, 2002, 2003 and 2004                                  F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                  F-11

[DELOITTE LOGO]

                                     Deloitte & Touche Ltda.
                                     Edificio Corfivalle
                                     Calle 16 Sur No.* 43A - 49 Piso 9 y 10
                                     A.A. 404
                                     Nit. 860.005.813-4
                                     Medellin
INDEPENDENT AUDITORS' REPORT         Colombia

                                     Tel. +57(4) 3138899
                                     Fax: +57(4) 3133225
                                     www.deloitte.com

To the Board of directors and shareholders of Bancolombia S.A. :

We have audited the accompanying consolidated balance sheets of Bancolombia S.A. and subsidiaries (the "Bank") as at December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Colombia.

Accounting principles generally accepted in Colombia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2004 and the determination of shareholders' equity as at December 31, 2004 and 2003, to the extent summarized in Note 33 to the consolidated financial statements.

Our audits also comprehended the translation of Colombian pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

[DELOITTE & TOUCHE]
Medellin, Colombia
May 18, 2005

                                                       Una firma miembro de
Audit.Tax.Consulting.Financial Advisory.               Deloitte Touche Tohmatsu

[KPMG LOGO]
                    KPMG Ltda.                        Telefono 57 (4) 3140404
                    Carrera 43 A No. 16 A Sur - 38    Fax      57 (4) 3132554
                    Medellin - Colombia               www.kpmg.com.co

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Bancolombia S.A.:

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Bancolombia S.A. and subsidiaries for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Bancolombia S.A. and subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in Colombia for financial institutions.

As discussed in Note 33i to the financial statements, the Colombia Superintendency of Banking issued External Circular 033, which changes the method for classification and valuation of investment securities, effective September 2, 2002.

Accounting practices prescribed by the Colombia Superintendency of Banking, as described in Note 2 to the consolidated financial statements, vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected consolidated results of operations and consolidated stockholders' equity for the year ended December 31, 2002, to the extent summarized in Note 33 to the consolidated financial statements.

[KPMG LTDA.]

Medellin, Colombia
January 21, 2003, except as to the 2003 column in note 24 and note 33, which are as of March 12, 2003.

KPMG Ltda., socidedad Colombiana de responsabilidad limitada  KPMG Ltda.
miembro de KPMG International, cooperativa Suiza              Nit. 860.000.846-4

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 2003 and 2004

           (Stated in millions of pesos and thousands of U.S. Dollars)

                                                                     2003              2004             2004 (1)
                                                               ----------------   ---------------   ---------------
                                                                                                      U.S. Dollar
ASSETS

Cash and cash equivalents:
   Cash and due from banks (Note 4)                            Ps       848,052   Ps      768,514   US$     321,588
   Overnight funds                                                      598,409           480,846           201,211
                                                               ----------------   ---------------   ---------------
       TOTAL CASH AND CASH EQUIVALENTS                                1,446,461         1,249,360           522,799
                                                               ----------------   ---------------   ---------------

Investment securities (Note 5):
   Debt securities:                                                   4,171,591         4,922,792         2,059,961
     Trading securities                                               1,644,068         2,245,756           939,745
     Available for sale                                               1,805,230         1,943,685           813,342
     Held to maturity                                                   722,293           733,351           306,874
   Equity securities                                                    246,172           393,044           164,471
     Trading securities                                                  17,667           129,964            54,384
     Available for sale                                                 228,505           263,080           110,087
   Market value allowance                                               (81,039)          (65,625)          (27,461)
                                                               ----------------   ---------------   ---------------
       TOTAL INVESTMENT SECURITIES                                    4,336,724         5,250,211         2,196,971
                                                               ----------------   ---------------   ---------------

Loans and financial leases (Notes 6 and 29):
   Commercial loans                                                   6,624,494         7,353,956         3,077,291
   Consumer loans                                                     1,273,159         1,655,066           692,569
   Small business loans                                                  83,854            90,000            37,661
   Mortgage loans                                                        48,161            56,107            23,478
   Financial leases                                                           -           880,110           368,285
   Allowance for loans and financial leases losses (Note 7)            (387,263)         (434,378)         (181,767)
                                                               ----------------   ---------------   ---------------
       LOANS AND FINANCIAL LEASES, NET                                7,642,405         9,600,861         4,017,517
                                                               ----------------   ---------------   ---------------

Accrued interest receivable on loans and financial leases:
   Accrued interest receivable on loans and financial leases            108,379           125,879            52,675
   Allowance for accrued interest losses (Note 7)                        (5,170)           (4,603)           (1,927)
                                                               ----------------   ---------------   ---------------
       INTEREST ACCRUED, NET                                            103,209           121,276            50,748
                                                               ----------------   ---------------   ---------------

Customers' acceptances and derivatives (Note 8)                           1,539            43,894            18,368
Accounts receivable, net (Notes 9 and 29)                               163,310           173,875            72,759
Premises and equipment, net (Note 10)                                   337,964           346,243           144,887
Operating leases, net (Note 11)                                         537,207             8,311             3,478
Foreclosed assets, net (Note 15)                                         27,676            12,206             5,108
Prepaid expenses and deferred charges (Note 12)                          27,831            15,950             6,674
Goodwill (Note 14)                                                       99,910            73,607            30,801
Other assets (Note 13)                                                  198,480           315,394           131,977
Reappraisal of assets (Note 16)                                         253,413           267,941           112,121
                                                               ----------------   ---------------   ---------------
       TOTAL ASSETS                                            Ps    15,176,129   Ps   17,479,129   US$   7,314,208
                                                               ================   ===============   ===============

Memorandum accounts (Note 25)                                  Ps    59,814,787   Ps   78,232,437   US$  32,736,662
                                                               ================   ===============   ===============

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 2003 and 2004

           (Stated in millions of pesos and thousands of U.S. Dollars)

                                                                     2003              2004             2004 (1)
                                                               ----------------   ---------------   ---------------
                                                                                                      U.S. Dollar
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (Note 29)
   Non-interest bearing:                                       Ps     2,319,787   Ps    2,690,679   US$   1,125,925
     Checking accounts                                                2,193,069         2,523,505         1,055,970
     Other                                                              126,718           167,174            69,955
   Interest bearing:                                                  7,912,210         9,171,437         3,837,823
     Checking accounts                                                1,353,123         1,275,618           533,787
     Time deposits                                                    4,237,345         4,361,206         1,824,963
     Savings deposits                                                 2,321,742         3,534,613         1,479,073
                                                               ----------------   ---------------   ---------------
       TOTAL DEPOSITS                                                10,231,997        11,862,116         4,963,748
                                                               ----------------   ---------------   ---------------

Overnight funds                                                       1,118,139           616,494           257,974
Bank acceptances outstanding                                             35,833            66,593            27,866
Interbank borrowings (Note 17)                                          456,059           246,282           103,058
Borrowings from domestic development banks (Note 18)                    755,536           857,919           358,999
Accounts payable                                                        451,501           729,448           305,240
Accrued interest payable                                                 93,818           109,164            45,680
Other liabilities (Note 19)                                             174,317           232,932            97,471
Long-term debt (Note 20)                                                 71,818           552,531           231,209
Accrued expenses (Note 21)                                               56,173            71,649            29,982
Minority interest in consolidated subsidiaries                           41,559            43,278            18,110
                                                               ----------------   ---------------   ---------------
       TOTAL LIABILITIES                                             13,486,750        15,388,406         6,439,337
                                                               ----------------   ---------------   ---------------

Stockholders' equity (Notes 22 and 24)
   Subscribed and paid in capital:                                      355,119           355,119           148,601
     Nonvoting preference shares                                        101,579           101,579            42,506
     Common shares                                                      253,540           253,540           106,095
   Retained earnings:                                                 1,209,738         1,589,159           664,990
     Appropriated (Note 23)                                             740,354         1,010,481           422,840
     Unappropriated                                                     469,384           578,678           242,150
   Reappraisal of assets (Note 16)                                       30,086            42,237            17,674
   Gross unrealized net gain or loss on investments                      94,436           104,208            43,606
       STOCKHOLDERS' EQUITY                                           1,689,379         2,090,723           874,871
                                                               ----------------   ---------------   ---------------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              Ps    15,176,129   Ps   17,479,129   US$   7,314,208
                                                               ================   ===============   ===============

Memorandum Accounts (Note 25)                                  Ps    59,814,787   Ps   78,232,437   US$ 32,736,662
                                                               ================   ===============   ===============

----------

See accompanying notes to consolidated financial statements.

(1) See note 2 (bb)

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                      Consolidated Statements of Operations

                  Years ended December 31, 2002, 2003 and 2004

       (Stated in millions of pesos and thousands of U.S. Dollars, except per share data)

                                                          2002            2003            2004           2004 (1)
                                                      -------------   -------------   -------------   --------------
                                                                                                       U.S. Dollar
Interest income:
  Loans in local currency                             Ps    671,657   Ps    849,441   Ps  1,040,049   U.S.   435,212
  Loans in foreign currency                                  54,455          69,331         100,838           42,197
                                                      -------------   -------------   -------------   --------------
    TOTAL INTEREST ON LOANS                                 726,112         918,772       1,140,887          477,409
                                                      -------------   -------------   -------------   --------------

  Investment securities                                         247         476,720         532,517          222,834
  Overnight funds and other                                  11,825           4,763           7,173            3,001
                                                      -------------   -------------   -------------   --------------
    TOTAL INTEREST INCOME                                   738,184       1,400,255       1,680,577          703,244
                                                      -------------   -------------   -------------   --------------

Interest expense
  Checking accounts                                          12,975          11,622          13,505            5,650
  Time deposits                                             260,278         249,911         267,558          111,961
  Saving deposits                                           106,825         113,968         141,288           59,123
                                                      -------------   -------------   -------------   --------------
    TOTAL INTEREST ON DEPOSITS                              380,078         375,501         422,351          176,734
                                                      -------------   -------------   -------------   --------------

  Interbank borrowings                                        9,404           5,293           7,389            3,092
  Borrowings from domestic development banks                 49,317          58,456          73,549           30,777
  Overnight funds                                            26,645          38,423          41,216           17,247
  Long-term debt                                                779           2,840          41,239           17,257
                                                      -------------   -------------   -------------   --------------
    TOTAL INTEREST EXPENSE                                  466,223         480,513         585,744          245,107
                                                      -------------   -------------   -------------   --------------

    NET INTEREST INCOME                                     271,961         919,742       1,094,833          458,137
                                                      -------------   -------------   -------------   --------------

Provision for loan and accrued interest losses,
  net of recoveries (Note 7)                                115,154         162,058         104,632           43,784
Provision for foreclosed assets and other assets             71,212          68,892          38,949           16,298
                                                      -------------   -------------   -------------   --------------
    NET INTEREST INCOME AFTER PROVISION FOR LOANS,
      AND ACCRUED INTEREST, FORECLOSED ASSETS AND
      OTHER ASSETS, LOSSES                                   85,595         688,792         951,252          398,055
                                                      -------------   -------------   -------------   --------------

Other operating income:
  Fees and service charges, net (Note 27)                   292,308         333,025         402,344          168,362
  Foreign exchange gains, net                                93,371          39,262         (90,706)         (37,956)
  Dividend income (Note 5)                                   19,491          30,734          30,546           12,782
  Forward contracts                                         (62,612)         10,489         147,480           61,714
  Financial leases                                           39,596          58,774          99,854           41,784
  Gains on sales of investments, net                        372,793          75,540          20,246            8,472
  Revenues from commercial subsidiaries                      52,759          76,446          78,973           33,047
  Other                                                      21,271          50,377          44,257           18,519
                                                      -------------   -------------   -------------   --------------
    TOTAL OTHER OPERATING INCOME                      Ps    828,977   Ps    674,647   Ps    732,994   U.S.   306,724
                                                      -------------   -------------   -------------   --------------

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                      Consolidated Statements of Operations

                  Years ended December 31, 2002, 2003 and 2004

       (Stated in millions of pesos and thousands of U.S. Dollars, except per share data)

                                                          2002            2003            2004           2004 (1)
                                                      -------------   -------------   -------------   --------------
                                                                                                       U.S. Dollar
Operating expenses
  Salaries and employee benefits                      Ps    286,307   Ps    343,308   Ps    396,480   U.S.   165,909
  Severance benefits                                         29,575          22,959          15,169            6,347
  Administrative and other expenses (Note 28)               362,495         402,685         451,095          188,762
  Depreciation (Note 10)                                     34,444          40,625          46,872           19,614
  Losses on sales of loans, net                               9,952               -             266              111
  Merger expenses                                            10,379               -               -                -
  Goodwill amortization                                      22,649          59,773          26,303           11,007
                                                      -------------   -------------   -------------   --------------
    TOTAL OPERATING EXPENSES                                755,801         869,350         936,185          391,750
                                                      -------------   -------------   -------------   --------------

Non-operating income (expense)
  Other income                                              131,026          83,041         130,389           54,562
  Other expense                                             (51,239)        (45,441)        (58,536)         (24,495)
                                                      -------------   -------------   -------------   --------------
    TOTAL NON-OPERATING INCOME                               79,787          37,600          71,853           30,067
                                                      -------------   -------------   -------------   --------------
    Income before minority interest and provision
      for income taxes                                      238,558         531,689         819,914          343,096
                                                      -------------   -------------   -------------   --------------
Minority interest                                            14,440             330          (2,426)          (1,015)
Provision for income taxes (Note 21)                         42,618          62,635         238,810           99,931
                                                      -------------   -------------   -------------   --------------
    NET INCOME (LOSS)                                 Ps    210,380   Ps    469,384   Ps    578,678   U.S.   242,150
                                                      -------------   -------------   -------------   --------------

EARNINGS (LOSS) PER SHARE                             Ps        365   Ps        814   Ps      1,003   U.S.      0.42
                                                      =============   =============   =============   ==============

----------

See accompanying notes to consolidated financial statements.

(1) See Note 2 (bb)

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 2002, 2003 and 2004

       Expressed in terms of the purchasing power of Colombian pesos as of
                                December 31, 2004

 (Stated in millions of pesos and thousands of U.S. Dollars, except share data)

                                Non Voting Preference
                                       Shares                Voting Common Shares          Retained Earnings
                               ------------------------    ------------------------    ---------------------------
                                                                                          Appro-        Unappro-
                                  Number       Value          Number       Value          priated       priated
                               -----------  -----------    -----------  -----------    -------------  ------------
BALANCE AT DECEMBER 31, 2001   178,435,787  Ps  101,579    398,259,608  Ps  253,540    Ps    438,718  Ps   156,533
Net income                               -            -              -            -                -       210,380
Transfer to appropriated
   retained earnings                     -            -              -            -          156,533      (156,533)
Valuation of investment                  -            -              -            -                -             -
Dividends declared                       -            -              -            -          (48,442)            -
Other                                    -            -              -            -           19,378             -
                               -----------  -----------    -----------  -----------    -------------  ------------
BALANCE AT DECEMBER 31, 2002   178,435,787      101,579    398,259,608      253,540          566,187       210,380
Net income                               -            -              -            -                -       469,384
Transfer to appropriated
   retained earnings                     -            -              -            -          210,380      (210,380)
Valuation of investment                  -            -              -            -                -             -
Dividends declared                       -            -              -            -          (76,124)            -
Other                                    -            -              -            -           39,911             -
                               -----------  -----------    -----------  -----------    -------------  ------------
BALANCE AT DECEMBER 31, 2003   178,435,787      101,579    398,259,608      253,540          740,354       469,384
Net income                               -            -              -            -                -       578,678
Transfer to appropriated
   retained earnings                     -            -              -            -          469,384      (469,384)
Valuation of investment                  -            -              -            -                -             -
Dividends declared                       -            -              -            -         (156,861)            -
Other                                    -            -              -            -          (42,396)            -
                               -----------  -----------    -----------  -----------    -------------  ------------
BALANCE AT DECEMBER 31, 2004   178,435,787  Ps  101,579    398,259,608  Ps  253,540    Ps  1,010,481  Ps   578,678
                               ===========  ===========    ===========  ===========    =============  ============

BALANCE AT DECEMBER 31, 2004
   (UNAUDITED)                 178,435,787  US$  42,506    398,259,608  US$ 106,095    US$   422,840  US$  242,150
                               ===========  ===========    ===========  ===========    =============  ============

                                           Surplus                   Total
                               -------------------------------   -------------
                                            Gross unrealized
                                             gain or loss on
                               Reappraisal     investments       Stockholders'
                                of assets   available for sale      equity
                               -----------  ------------------   -------------
BALANCE AT DECEMBER 31, 2001   Ps   20,081                   -   Ps    970,451
Net income                               -                   -         210,380
Transfer to appropriated
   retained earnings                     -                   -               -
Valuation of investment             17,287             115,294         132,581
Dividends declared                       -                   -         (48,442)
Other                                    -                   -          19,378
                               -----------  ------------------   -------------
BALANCE AT DECEMBER 31, 2002        37,368             115,294       1,284,348
Net income                               -                   -         469,384
Transfer to appropriated
   retained earnings                     -                   -               -
Valuation of investment             (7,282)            (20,858)        (28,140)
Dividends declared                       -                   -         (76,124)
Other                                    -                   -          39,911
                               -----------  ------------------   -------------
BALANCE AT DECEMBER 31, 2003        30,086              94,436       1,689,379
Net income                               -                   -         578,678
Transfer to appropriated
   retained earnings                     -                   -               -
Valuation of investment             12,151               9,772          21,923
Dividends declared                       -                   -        (156,861)
Other                                    -                   -         (42,396)
                               -----------  ------------------   -------------
BALANCE AT DECEMBER 31, 2004   Ps   42,237  Ps         104,208   Ps  2,090,723
                               ===========  ==================   =============

BALANCE AT DECEMBER 31, 2004
   (UNAUDITED)                 US$  17,674  US$         43,606   US$   874,871
                               ===========  ==================   =============

See accompanying notes to consolidated financial statements.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 2002, 2003 and 2004

           (Stated in millions of pesos and thousands of U.S. Dollars)

                                                             2002             2003             2004            2004
                                                        --------------   --------------   --------------   -------------
                                                                                                            (Unaudited)
Cash flows from operating activities:

 Net income (loss)                                      Ps     210,380   Ps     469,384   Ps     578,678   US$   242,150

 Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
     Depreciation                                               34,444           40,625           46,872          19,614
     Amortization                                               57,943           86,010           39,377          16,478
     Minority interest                                          (8,043)          (9,577)           1,719             719
     Provision for loan, accrued interest and
       accounts receivable losses                              153,004          305,673          191,207          80,011
     Provision for foreclosed assets                            17,236           32,458           23,002           9,625
     Provision for losses on investment securities
       and equity investments                                   47,722           29,381            2,821           1,180
     Provision for premises and equipment                        3,548            5,665            2,223             930
     Provision for other assets                                  2,552              723            4,953           2,073
     Reversal of provision for investments                     (10,022)          (8,400)          (4,500)         (1,883)
     Reversal of provision for loans and accounts
       receivable                                              (37,850)        (143,615)         (85,152)        (35,632)
     Reversal of provision for foreclosed assets               (15,333)          (5,493)         (17,239)         (7,214)
     Reversal of provision for other assets                     (1,534)             (41)             (38)            (16)
     Reversal of provision for premises and equipment           (7,905)          (3,016)          (6,149)         (2,573)
     Loss (gain) on sales of premises and equipment                369              393             (839)           (351)
     Loss (gain) on sales on investments securities                161           (5,878)              27              11
     Realized and unrealized loss (gain) on
       derivative financial instruments                          1,299            5,409         (129,616)        (54,238)
     Loss (gain) on sales on foreclosed assets                   7,121            2,867            3,433           1,437
     Valuation gain (loss) on investment securities             37,736         (246,871)        (266,428)       (111,488)
     Foreclosed assets donation                                  8,840            1,029           10,854           4,542
     (Increase) in accounts receivable                         (75,496)         (11,724)         (28,454)        (11,907)
     Decrease (increase) in other assets                        56,571          (63,752)        (161,362)        (67,523)
     Increase in accounts payable                               76,639          116,060          293,293         122,730
     Increase in other liabilities                              34,950            3,745           58,614          24,527
     Other                                                     (47,397)           1,069           15,476           6,476
                                                        --------------   --------------   --------------   -------------

       Net cash provided by operating activities               546,935          602,124          572,772         239,678
                                                        --------------   --------------   --------------   -------------

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 2002, 2003 and 2004

           (Stated in millions of pesos and thousands of U.S. Dollars)

                                                             2002             2003             2004            2004
                                                        --------------   --------------   --------------   -------------
                                                                                                            (Unaudited)
 Cash flows from investing activities:

 (Increase) in loans                                    Ps    (947,739)  Ps  (1,941,055)  Ps  (1,565,627)  US$  (655,143)
 Decrease (increase) in customers' acceptances                  54,254          (17,827)         118,021          49,387
 Proceeds from sales of premises and equipment                  15,048           35,737           48,454          20,276
 Proceeds from sales of foreclosed assets                       24,743           10,384           16,315           6,827
 (Purchases) of premises and equipment                        (143,073)        (290,947)         (96,333)        (40,311)
 (Purchases) sales of investment securities                 (1,319,241)          96,942         (635,634)       (265,983)
 Proceeds from sales of long term investments                       32          120,702                -               -
                                                        --------------   --------------   --------------   -------------

       Net cash used in investing activities                (2,315,976)      (1,986,064)      (2,114,804)       (884,947)
                                                        --------------   --------------   --------------   -------------

Cash flows from financing activities:

 Dividends paid                                                (48,442)         (76,124)        (156,861)        (65,639)
 Increase in deposits                                        1,207,310        1,443,839        1,630,119         682,129
 Increase in long-term debt                                     54,258            9,036          480,713         201,156
 Increase (decrease) in overnight funds                        407,164          507,981         (501,645)       (209,915)
 Increase (decrease) in interbank borrowings and
   borrowings from domestic development banks                  286,361           94,580         (107,395)        (44,940)
                                                        --------------   --------------   --------------   -------------

       Net cash provided by financing activities             1,906,651        1,979,312        1,344,931         562,791
                                                        --------------   --------------   --------------   -------------

Increase (decrease) in cash and cash equivalents               137,610          595,372         (197,101)        (82,478)
Cash and cash equivalents at beginning of year                 713,479          851,089        1,446,461         605,277
                                                        --------------   --------------   --------------   -------------

Cash and cash equivalents at end of year                Ps     851,089   Ps   1,446,461   Ps   1,249,360   US$   522,799
                                                        ==============   ==============   ==============   =============

Supplemental disclosure of cash flows
 information:
 Cash paid during the year for:
       Interest                                         Ps     472,795   Ps     459,893   Ps     173,846   US$    72,747
                                                        ==============   ==============   ==============   =============
       Income taxes                                     Ps       6,892   Ps       5,988   Ps     207,856   US$    86,978
                                                        ==============   ==============   ==============   =============

----------

See accompanying notes to consolidated financial statements.

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

                  The Bank has 7,027 employees and operates through 377 branches.

                  The attached financial statements consolidate the assets, liabilities, earnings, contingent accounts and memorandum accounts of the Bank and subsidiaries in which it holds, directly or indirectly, 50% or more of the outstanding voting shares (the "Subsidiaries"). Compania Suramericana de Financiamiento Comercial S.A. ("Sufinanciamiento"). Sufinanciamiento has been consolidated by the Bank since December 31, 2003. The consolidated Subsidiaries are:

                                                                                       INDIRECT      INDIRECT
                                                                                    PARTICIPATION  PARTICIPATION
                                                                                      PERCENTAGE    PERCENTAGE       DATE OF
            ENTITY                     LOCATION                  BUSINESS                2003          2004          CREATION
            ------                     --------                  --------           -------------  -------------  --------------
Almacenes Generales de Deposito
   Mercantil S.A. ALMACENAR             Colombia         Warehousing and logistics      98.25          98.25      February 1953
Fiducolombia S.A.                       Colombia         Trust                          96.16          96.16      January 1992
Bancolombia Panama S.A.                  Panama          Banking                          100            100      January 1973
Bancolombia Cayman                   Cayman Islands      Banking                          100            100      August 1987
Leasing Colombia S.A.                   Colombia         Leasing                        99.99          99.99      December 1978
Compania Suramericana de
  Financiamiento Comercial S.A.
  SUFINANCIAMIENTO                      Colombia         Finance                        99.99          99.99      November 1971
Colcorp S.A. Corporacion
  Financiera                            Colombia         Finance                          100            100      July 1994
Comisionista de Colombia S.A.           Colombia         Securities Brokerage           99.99          99.99      December 1991
Abocol S.A.                             Colombia         Chemical                       92.32          92.32      March 1960
Valores Simesa S.A.                     Colombia         Various Commercial             71.75          71.75      December 2000
                                                         Investments
Inmobiliaria Bancol S.A.                Colombia         Real estate broker             98.95          98.95      June 1995
Fundicom S.A.                           Colombia         Metals engineering             79.86          79.87      May 2000
Unicargo de Colombia S.A.               Colombia         Freight service                98.35          98.35      August 1994
Sistema de Inversiones y
  Negocios S.A.                          Panama          Commercial entity                100            100      September 1975
Sinesa Holding Company           British Virgin Islands  Commercial entity                100            100      June 1988
Todo 1 Colombia S.A.                    Colombia         E-commerce                     53.92          53.92      June 2001
Future Net Inc.                          Panama          E-commerce                     60.02          60.02      November 2000
Compania Metalurgica
   Colombiana S.A. COMECOL(1)           Colombia         Metals engineering             39.65          39.65      December 1996
Sociedad Portuaria Mamonal S.A.         Colombia         Customs office                 92.69          92.69      August 1991
Abocol Costa Rica S.A.                 Costa Rica        Chemical products              92.43          92.43      December 2001
                                                         commercial
Fertillanos Ltda.                       Colombia         Chemical products              55.39          55.39      October 2001
                                                         commercial

(1) Controlled through other subsidiaries (Valores Simesa S.A. and Colcorp S.A.)

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)

                  On December 29, 2003, in accordance with the authorization given by the Superintendencia Bancaria (the "Superintendency of Banking"), the Bank acquired 94.89% of the capital of Sufinanciamiento S.A. The remaining 5.10% of the participation was acquired by other Subsidiaries.

                  The acquisition price paid by BC was Ps 71,192 and the capital amount registered at November 30, 2003 for acquired stock was Ps 41,565. As such, the acquisition for control of Sufinanciamiento S.A. generated goodwill for the difference, Ps 29,627.

                  Chapter XVII of 1995 External Circular 100 issued by the Superintendency of Banking establishes that the goodwill will amortize in proportional monthly installments affecting the statement of operations during the time in which it is reasonably expected that future benefits will be obtained and that, in any case, such term may not exceed ten (10) years. Notwithstanding, in consideration that results allow, management amortized one hundred percent of the value of this goodwill in the statement of operations of 2003, in this way avoiding affecting future results. This fact was made known in a timely manner to the Superintendency of Banking.

                  One of the shareholders of Bancolombia S.A., Conavi Banco Comercial y de Ahorros S.A. and Corfinsura S.A. is Suramericana de Inversiones S.A. At September 14, 2004, Suramericana de Inversiones S.A. required a formal analysis to determine if it is convenient to merge the three companies (refer to Note 32).

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

                  For consolidation purposes, financial statements of foreign Subsidiaries were adjusted as required by Colombian regulations with regard to investments, loans and leased assets. The Bank also unified accounting policies related to inflation adjustments with the Superintendency of Banking.

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

                  Under Colombian GAAP, when financial statement classifications are adopted, prior year financial statements are not restated to reflect the new classifications.

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

      (c) CONVERSION OF FOREIGN CURRENCY TRANSACTIONS AND BALANCES

                  As an authorized exchange dealer, the Bank and its Colombian Subsidiaries are authorized by the Superintendency of Banking to make direct foreign exchange purchases and sales on the exchange market.

                  Operations in foreign currencies other than United States Dollars are converted into United States Dollars using the rate of exchange published by Reuters and then re-expressed in Colombian Pesos at the Representative Market Rate calculated on the last business day of the month and certified by the Superintendency of Banking. The Representative Market Rate at December 31, 2004 was Ps 2,389.75.

                  Before 2004 External Circular 006 entered into effect, the translation of United States Dollars to Colombian Pesos was calculated using the average Representative Market Rate certified by the Superintendency of Banking, solely taking into account the business days in the corresponding month. Said rate at December 31, 2003 was Ps 2,807.20 and at December 31, 2002 was Ps 2,814.89.

                  Foreign currency position is the difference between assets and liabilities denominated in foreign currency, recorded in and out of the balance, realized or contingent, including those that are settled in Colombian local currency, which correspond to the financial statements that include operations within the national territory.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)

                  Spot foreign currency position is the difference between assets and liabilities, denominated in foreign currency, based on the unique chart of accounts; investments available for sale in equity and debt securities, held to maturity and capital contributions in foreign branches and derivates as indicated: forward contracts, futures contracts, swaps and profit or loss in option valuation. Operations that can be settled in local currency are not included in this position.

                  The maximum amount of the Bank's foreign currency position cannot exceed twenty percent (20%) of the technical equity (for an explanation of technical equity, see Item 4. Information on the Company -
      B. Business Overview - B.7. Supervision and Regulation - Capital Adequacy Requirements) and the Bank's spot foreign currency position cannot exceed fifty percent (50%) of the technical equity.

                  The minimum amount of spot foreign currency position can only be negative one day, without exceeding five percent (5%) of the technical equity.

                  Pursuant to the provisions set forth in Banco de la Republica (the "Colombian Central Bank") Board of Directors 2004 External Resolution 1 2004, as of March 31, 2004, the spot foreign currency position cannot be negative.

                  The assets and liabilities in foreign currency of the Subsidiaries abroad included in the consolidated financial statements were converted into Colombian Pesos using the Representative Market Rate calculated the last business day of the month.

                  The equity accounts were converted into Colombian Pesos using historical exchange rates.

                  The income accounts were converted at an average rate of Ps 2,877.54 and Ps 2,626.22 per Dollar for the years 2003 and 2004, respectively. Said rates correspond to the average value of the representative market exchange rate on the business days in the period from January 1 to December 31 of each year.

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

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

           (Stated in millions of pesos and thousands of U.S. dollars)

      (e) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are: allowance for loans, accrued interest losses, allowance for foreclosed assets and valuation of investments and derivatives. Actual results could differ from those estimates.

      (f) OVERNIGHT FUNDS SOLD AND RESELLING AGREEMENTS

                  This account records the funds directly placed by the Bank and its Subsidiaries in another financial institution with or without investment collateral, using surplus liquidity, with or without a commitment to resell, at terms of up to 30 days. The account also includes overnight deposits with banks abroad using Bank funds deposited outside Colombia.

                  Transactions not repaid within 30 days are reclassified as investments or loans, as the case may be.

                  The difference between present value (cash received) and future value (resale price) is income booked to financial yields.

      (g) INVESTMENTS

                  This account includes investments acquired by the Bank and its Subsidiaries to maintain secondary liquidity, investments in companies that Bancolombia has less than 50% of outstanding shares, to satisfy requirements of law or regulation, or simply to eliminate or significantly reduce market risks to which assets, liabilities or other balance sheet items are exposed.

      1. CLASSIFICATION

                  The investments are classified as "trading investments", "investments available for sale" and "investments held to maturity". The first two of these groups may include investments in debt or equity securities. The third shall only include investments in debt securities.

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

      HELD TO MATURITY

            Investments "held to maturity" are debt securities acquired with the stated purpose and legal, contractual, financial and operational capacity to hold them until maturity or redemption. They may not be used for liquidity operations unless they are mandatory investments entered into on the primary market and provided that the counterparty for the operation is the Colombian Central Bank, the General Treasury Direction of Colombia, institutions overseen by the Superintendency of Banking or the Securities Superintendency or in the exceptional cases that the Superintendency of Banking may determine.

      AVAILABLE FOR SALE

            These are the investments which do not fall into either of the other two classifications, for which the investor has the stated intention and legal, contractual, financial, and operational capacity to hold them for at least one year from the date of this classification.

            This classification covers equity investments with low exchange turnover or which are unquoted and those held as parent or controlling stockholder of the issuer. There is no one-year minimum holding period required for the purposes of sale.

            Bank Subsidiary Bancolombia Panama S.A. classifies the investments it maintains for the purpose of exercising control as permanent in accordance with Panama Superintendency of Banking Order 7 of 2000.

2. VALUATION

            The purpose of valuation is to record the appropriate amount for a given investment at a determinate date.

2.1 DEBT SECURITIES

            Debt securities are valued daily and the result is recorded daily. The procedures are defined in 1995 External Circular 100, Chapter I, numeral 6.1 issued by Superintendency of Banking.

            The Bank determines the market value of trading debt securities and of available for sale debt securities by using the prices, reference rates and margins that the Bolsa de Valores de Colombia (the "Colombian Stock Exchange") calculates and publishes daily.

            Investments in debt securities held to maturity are valued exponentially as of the internal rate of return calculated on the purchase date.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

2.2 EQUITY SECURITIES

            Equity investments are valued monthly and the results of the valuation are recorded monthly. They are valued based on the level of exchange volume at the time of valuation, as follows:

                  - High-volume: They are valued based on the daily weighted average trading price published by the exchange.

                  - Medium-volume: They are valued based on the average price published by the exchange, being the weighted average trading price on the last five days on which securities are traded.

                  - Low volume and unquoted: They are valued based on the increase or decrease according to the investor's share of the variations in equity value calculated based on the most recent audited financial statements that cannot be older than six months since valuation date, or more recent statements, if available.

2.3 SECURITIES IN FOREIGN CURRENCY, IN REAL VALUE UNITS (UVR) OR IN OTHER UNITS

            First, we determine the market value of the respective security in its original currency or unit.

            As of January 2004, pursuant to 2004 External Circular 003 issued by the Superintendency of Banking, if the security is denominated in a currency other than the United States Dollar, the value of the security determined in its original currency is converted into United States Dollars using the foreign exchange translation rates published on the valuation date on the European Central Bank web page. The value thus obtained is multiplied by the Representative Market Rate effective on the valuation date (which is the current rate for the next day) and certified by the Superintendency of Banking or by the effective unit for the same day, as the case may be.

            Before 2004 External Circular 003 issued by the Superintendency of Banking entered into effect, to convert the value in United States Dollars of securities denominated in foreign currency into Colombian Pesos, we multiplied the value by the Representative Market Rate effective on the valuation date and certified by the Superintendency of Banking.

3. RECORDING

3.1 TRADING INVESTMENTS

            The difference between current and previous market value is used to adjust the value of the investment and is credited or charged to earnings as income or expense, respectively.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

3.2 INVESTMENTS HELD TO MATURITY

            The present value corresponds to the exponential valuation using the internal rate of return calculated at the time of purchase and its updated value is recorded as the greater of the investment value and its offsetting entry is recorded as income in the fiscal period operations statement.

            These investments are recorded at amortized cost and interest accruals are recorded in earnings.

3.3 INVESTMENTS AVAILABLE FOR SALE

3.3.1 DEBT SECURITIES

            Changes in the values of these securities are recorded using the following procedure:

            The difference between the present value on the valuation date and the previous present value increases or decreases the value of the investment and is credited to earnings. The present value is arrived at by applying an exponential calculation based on an internal rate of return established at the time of purchase.

            The difference between the market value and the present value of the investment increases or decreases its value and is credited to the equity account as unrealized earnings or loss account.

3.3.2 EQUITY INVESTMENTS

            The changes found in these securities have accounting entries made according to the investment trading volume, as follows:

3.3.2.1 INVESTMENTS IN SECURITIES WITH LOW VOLUME OR UNQUOTED SECURITIES

            If the investment value based on the investor's shares of the equity of the investee is greater than the value at which the investment is registered, the difference will affect, in the first place, the provision or devaluation until it runs out, and the excess is registered as a surplus for valuation in stockholders' equity against reappraisal of the assets account.

            If the investment value based on the investor's shares of the equity of the investee is less than the value at which the investment is registered, the difference will affect, in the first place, the surplus for valuation of the corresponding investment until it runs out, and the excess is registered as devaluation of said investment within capital, against devaluation of the assets account.

            When the dividends or profits are distributed in kind, including those from capitalizing

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

the equity revaluation account, the portion recorded as the surplus for valuation must be recorded as income, charged against the investment and the surplus must be reversed. When the dividends or profits are distributed in cash, the value recorded as surplus for valuation must be recorded as income, the surplus reversed and the excess amount of the dividends must be recorded as a lesser investment value.

            Investments in Panama and in its affiliates are recorded pursuant to Order 7 of 2000 as permanent investments.

3.3.2.2 HIGH OR MEDIUM - VOLUME

            The update of the market value of these securities is recorded as an accumulated unrealized gain or loss, within the equity accounts, crediting or debiting the investment.

            Dividends or profits distributed in kind or in cash, including those from capitalizing the equity revaluation account, must be recorded as income up to the amount corresponding to the investor of profits or equity revaluation that the issuer has recorded since the investment acquisition date, charged to accounts receivable.

            Before External Circular 049 dated November 30, 2004 issued by Superintendency of Banking became effective, dividends or profits distributed in kind or in cash, including those from capitalizing the equity revaluation account, had to be recorded up to the amount that had been recorded as accumulated unrealized gains, during the fiscal year to which the profits and equity revaluation distributed corresponded, and were charged to the latter. The collection of the dividends in cash had to be recorded as a lesser value of the investment.

4. PROVISIONS OR LOSSES DUE TO CREDIT RISK CLASSIFICATION

            The prices of trading and available for sale debt securities that do not have fair exchange prices, those classified as held to maturity as well as the price for equity securities with low or minimum volume or that are unquoted must be adjusted on each valuation date, based on the credit risk classification.

            Internal or external debt securities issued or guaranteed by the Republic of Colombia or the Colombian Guarantee Fund for Financial Institutions ("Fogafin" for its Spanish initials) or issued by the Central Bank are not subject to this adjustment.

4.1 SECURITIES ISSUED ABROAD OR WITH FOREIGN RANKING

            Securities that are rated by a rating firm acknowledged by the Colombian Securities Superintendency or securities issued by entities that are rated by those rating firms cannot be registered for an amount that exceeds the following percentages of their nominal net amortization value made up to the valuation date:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

 LONG TERM            MAX. AMOUNT      SHORT TERM     MAX. AMOUNT
  RANKING                   %           RANKING            %
------------          -----------      ----------     -----------
BB+, BB, BB-           Ninety (90)            3        Ninety (90)
B+, B, B-             Seventy (70)            4         Fifty (50)
CCC                     Fifty (50)        5 y 6           Zero (0)
DD, EE                    Zero (0)

            Provisions for investments classified as held to maturity, for which it is possible to establish a fair exchange value, correspond to the difference between the recorded value and the fair exchange value.

4.2 SECURITIES FROM ISSUES OR ISSUERS WITHOUT ANY FOREIGN RATING AND EQUITY SECURITIES

            These securities are rated and classified according to the methodology defined by the Bank and its Subsidiaries.

                          MAX. REGISTERED
                              AMOUNT
       CATEGORY               % (1)                  INVESTMENT CHARACTERISTICS
-----------------------   ---------------    ----------------------------------------------
B   Acceptable risk,      Eighty (80)        Present factors of uncertainty that could
    greater than normal                      affect the capacity to continue adequately
                                             fulfilling debt service and weaknesses that
                                             could affect their financial situation.

C   Appreciable risk      Sixty (60)         Present medium-high probabilities of
                                             non-fulfillment of timely payments of capital
                                             and interest in their financial situation that
                                             may compromise the recovery of the investment.

D   Significant risk      Forty (40)         Present non-fulfillment of agreed terms of the
                                             security and material deficiencies in their
                                             financial situation, the probability of
                                             recovering the investment is highly doubtful.

E   Unrecoverable         Zero (0)           Recovery highly improbable.

----------
(1) On the net nominal amortization values made up to the valuation date for debt securities or the acquisition cost for equity securities.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(h) LOANS AND FINANCIAL LEASE OPERATIONS

            These accounts record loans and financial leases made by the Bank and its Subsidiaries in the various modalities permitted. They are funded by the Bank's own capital, public deposits and other internal and external sources.

            Loans are recorded at face value, except for factoring operations which are recorded at cost, and foreign currency operations, which are converted into local currency.

            The Subsidiary Bancolombia Panama S.A., authorized by the Panama Superintendency of Banking, includes participating credits in its loan portfolio. These are loans for which the subsidiary assumes no credit risk, which, in spite of having been sold and 100% paid up, are not taken out or omitted from the portfolio group. The profit in this business activity is seen in the net interest margin between the loan participation portfolio and the original loan portfolio.

            External Circular 040 dated October 23, 2003 modified the treatment of financial leases. Since January 1, 2004 they have been included as part of the loan portfolio. For additional information see Note 2 (o).

            The institutions overseen by the Superintendency of Banking must have a Credit Risk Administration System that gathers policies, processes, models, and control mechanisms to enable risk identification, measurement, and proper mitigation.

            Credit risk evaluation is done pursuant to effective regulations, using an ongoing monitoring process and periodical portfolio classification as described below.

            For provisions, we apply Superintendency of Banking regulations as described below; in addition, we calculate probable expected losses and we test estimating provisions using this methodology.

            During the month of December 2004, External Circular 052 modified 1995 External Circular 100 Chapter II issued by the Superintendency of Banking, which sets forth guidelines for credit risk administration. This Circular defines the basic elements of the system for the management of credit risk (SARC, for its initials in Spanish) and introduces reference models and a time schedule for submitting the internal models to the Superintendency of Banking, among others. The Bank has adopted all required modifications and will continue its in-depth develop of the proposed schemas as described below.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

1. CLASSIFICATION

            Loans and financial lease contracts are classified as follows:

      HOME MORTGAGE LOANS

            These are loans, no matter what their value, made to individuals for the purchase of new or used housing or to build a home, all in accordance with 1999 Law 546. This type of loan is not a significant share of the loan portfolio. Therefore, its characteristics are not described here. Total loans of this type accounted for 0.003% of the Bank's total gross loans.

      CONSUMER LOANS

            These are loans and financial leases, no matter what their value, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services.

      SMALL BUSINESS LOANS

            These are loans and financial leases granted to microbusinesses.

            "Microbusiness" means any economic exploitation unit owned by an individual or corporate entity, in entrepreneurial, farming and livestock, industrial, commercial or service activities, whether rural or urban, whose staff does not exceed ten (10) workers and whose total assets are under five hundred one (501) effective legal minimum monthly salaries ("SMLVs").

            The Subsidiary Bancolombia Panama S.A. does not grant this type of loan.

      COMMERCIAL LOANS

            These are loans and financial leases, other than mortgage loans, consumer loans, and small business loans.

            Loan-related commissions and other receivables are classified within the accounts for the type of loan to which they are related.

2. EVALUATION FREQUENCY

            The Bank and its Subsidiaries make continuous evaluations of their lending and financial lease operation risk, making all necessary modifications to the respective classifications when there are new analyses or data to justify such changes.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            In the months of May and November, the Bank and its Subsidiaries evaluate all loans and financial leases that are past due after having been restructured and that at the time of the evaluation exceed three-hundred (300) effective SMLVs, as well as loans from debtors whose debt from the different loan types exceeds this same amount.

3. EVALUATION CRITERIA

            The Bank and its Subsidiaries evaluate loans and financial leases using the following criteria required by the Superintendency of Banking:

            They evaluate the ability to pay of the debtor/co-debtors/guarantors or any other person directly or indirectly unconditionally liable for the debt, and project cash-flow, if any. The following is the minimum information required for the debtor: income and outgoing cash flows, economic solvency, information on its current and past compliance with its obligations as well as the financial and credit history of debtors in risk centers, the number of times loans have been restructured, possible financial risks to cash flow, legal, operational and strategic risks, and the possibility of contagion.

4. CLASSIFICATION

            The Bank and its Subsidiaries classify loans and financial leases on the basis of the above criteria into the following credit risk categories:

               CATEGORY                                COMMERCIAL                              CONSUMER
----------------------------------        ------------------------------------   ------------------------------------
"A" Normal Risk                           current - and up to 1 month past due   current - and up to 1 month past due
"B" Acceptable Risk, Above  Normal                1-3 months past due                    1-2 months past due
"C" Appreciable Risk                              3-6 months past due                    2-3 months past due
"D" Significant Risk                              6-12 months past due                   3-6 months past due
"E" Risk of Unrecoverability                    over 12 months past due                 over 6 months past due

               CATEGORY                          SMALL BUSINESS LOANS                     HOME MORTGAGE
----------------------------------        ------------------------------------   ------------------------------------
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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

RULES OF ALIGNMENT

            A Bank and/or Subsidiary classification of B, C, D or E for any loan or financial lease would automatically classify all of that debtor's accounts in the same category, unless it can be shown to the Superintendency of Banking that we have sound reasons for a lower risk classification.

            Under the terms of the Colombian Commercial Code Articles 260-262, financial institutions that are related will receive the same classification as the parent institution unless the Superintendency of Banking is shown that there are good reasons for maintaining it/them in a lower risk category.

            The Superintendency of Banking requires that entities align their classifications with other financial institutions when at least two of them have classified the debtor into a higher risk category, where the debt represents at least 20% of the debtor's total indebtedness according to the most recent information available from credit bureaus. In this event, there may not be more than one level of difference in risk classification.

            The Superintendency of Banking can order reclassifications and reranking of the classifications assigned by financial institutions. It can also order loan portfolio reclassifications for an economic sector, geographical zone or for one debtor or a group of debtors, whose borrowings must be accrued pursuant to rules on individual debt limits.

5. SUSPENSION OF ACCRUALS

            The Superintendency of Banking established that interest, lease payments and other items of income cease to be accrued in the statement of operation and begin to be recorded in memorandum accounts until effective payment is collected, after a loan is in arrears for more than a certain time:

TYPE OF LOAN                   ARREARS IN EXCESS OF:
-------------                  ---------------------
Home mortgage                        4 months
Consumer                             2 months
Small loans                          2 months
Commercial                           3 months

            As of March 25, 2003, the Bank established as policy that loans of any type that are past due more than thirty (30) days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until such time that the customer does not proceed to cancel. It is estimated that at December 31, 2003 and 2004, approximately Ps 280 and Ps 277, respectively, are entered in memorandum accounts due to the Bank adopting this policy. Likewise, the Subsidiary Bancolombia Panama S.A. applied the Bank's policy in 2004 and the Subsidiary Sufinanciamiento S.A. has implemented it since September 1, 2004.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            The other Subsidiaries defined as loan institutions will continue applying the instructions of the Superintendency of Banking.

            Those loans that become past due and that at some point have stopped accruing interest, exchange rate corrections or adjustments, income from other concepts, will stop accruing said income from their collection. Their entries will be recorded in memorandum accounts until such loans are collected.

6. PROVISIONS

            The Bank makes provisions against earnings for each period as follows:

      General Provision:

            There is a general provision for a minimum of 1% of gross loans and financial leases. This proportion may be higher if the general shareholders' meeting so approves. The provision will be updated every month according to increases or decreases in the loan portfolio volume.

      Individual Provisions :

            Based on the Superintendency of Banking regulations, minimum allowances for loans and financial leases must correspond to the following percentages, calculated on the basis of unsecured outstanding balances, pending implementation of a internal methodology that permits the calculation of allowances taking into account the expected losses in case of default:

                                                                        SMALL BUSINESS
                                     COMMERCIAL        CONSUMER            LOANS             MORTGAGE
                                  ----------------- ----------------- ------------------ ------------------
                                          Interest/         Interest/          Interest/          Interest/
                                  Capital  Other    Capital  Other    Capital   Other    Capital   Other
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

            Notwithstanding, until the new methodology, set forth through Circular 052 dated December 30, 2004 issued by the Superintendency of Banking is implemented, the Bank administration, seeking to anticipate the effects of calculating expected losses decided to increase the provisions since March, 2004 for the Consumer and Small Business categories on an unconsolidated basis, which, at the end of December 2004 were applied as follows:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

           CLASSIFICATION                     CONSUMER               SMALL BUSINESS
--------------------------------         ---------------------     ---------------------
                                                     Interest/                 Interest/
                                         Capital       others      Capital      others
B- Acceptable Risk, Above Normal            30           30           30           30
C- Appreciable Risk                         50          100           60          100
D- Significant Risk                        100          100          100          100
E- Risk of Unrecoverability                100          100          100          100

            Additional provisions recorded by the Bank due to adopting said policy at the end of December 2004 on an unconsolidated basis represented approximately Ps 18,280.

            At the end of December 2004, the Subsidiary Sufinanciamiento S.A. applied 33.5% for the loan portfolio classified "B" and 100% for the loan portfolio classified "C", "D" and "E" in the provision percentages used.

7. THE EFFECT OF SECURITY ON PROVISIONS

            For individual provisions, admissible security is valued at no more than 70% of its value. Notwithstanding, depending on whether the security is a mortgage or not and on the length of time the loan has been in arrears, we only take into consideration the percentages of the total security value indicated below.

                              TIME ELAPSED FROM DEFAULT DATE TO SECURITY NON-EXECUTION
% COVER OF SECURITY       APPROPRIATE MORTGAGE SECURITY/ESCROW        NON-MORTGAGE SECURITY
-------------------       ------------------------------------        ---------------------
        70                            0-18 months                         0 -12 months
        50                           18-24 months                         12-24 months
        30                           24-30 months                                    -
        15                           30-36 months                                    -
         0                         Over 36 months                       Over 24 months

            The security is admissible when it is formalized and if it has a professionally-established and objective value to provide effective legal backing to repayment of the secured loan, giving the lender or creditor preferential or prior rights to obtain payment, and if it is reasonably marketable.

            To calculate provisions, the value of the security represented in pledges on the debtor's commercial or industrial establishments, real estate that is part of the respective establishment or mortgages on real estate where the establishment operates is not taken into consideration.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            The Bank and its Subsidiaries do not base their decision to lend on the amount or type of security offered, since we understand that the source of repayment of loans or financing is provided by cash flows of the borrower, whether individual or corporate. In the case of new projects, or for medium and long-term loans, prudence requires the offer of alternative sources of repayment. To the extent that the Bank and its Subsidiaries are entering the market for Small and Medium Sized Enterprises ("SMEs"), it has been their policy to seek cover under the guarantee funds Fondo Nacional de Garantias (FNG) and Fondo Agropecuario de Garantias (FAG).

8. LOANS TO REGIONAL AUTHORITIES

            The evaluation of loans to regional authorities includes not only the criteria applicable to regular borrowers but also the provisions set forth in Law 358 of 1997 and Law 617 of 2000.

9. RESTRUCTURED LOANS

            A "restructured loan" is a loan for which a legal agreement exists whose purpose or effect is to modify some of the terms of the loan for the debtor's benefit and at its request. This includes informal or non-moratorium agreements, Law 550 of 1999 agreements, Law 617 of 2000 agreements, and special restructuring as defined in the Superintendency of Banking Circular 39 of 1999.

            For the loans restructured as indicated above or using other restructuring modes which include the capitalization of interest recorded in memorandum accounts or balances written off, including capital, interest and other items, the amounts capitalized are recorded as deferred income and they are amortized in proportion to the amounts actually collected.

10. WRITE OFFS

            The Bank writes off debtors classified as "unrecoverable", following the criteria given below, at the latest at the close of the half-year in which that classification was made, provided they meet the following conditions:

                  - Provision of 100% of all amounts past due (capital, interest and other items)

                  - One hundred eighty (180) days past due for consumer and small business loans

                  - Three hundred sixty (360) days past due for commercial loans

                  - Five hundred forty (540) days past due for mortgage loans

            All write-offs must be approved by the Board of Directors. Even if a loan is written off, management remains responsible for its decisions in respect of the loan, and neither the Bank nor its Subsidiaries are relieved of their obligations to pursue recovery as appropriate.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

      Write-offs in Bancolombia Panama S.A.

            In the case of the affiliate in Panama, we take into account the Republic of Panama Superintendency of Banking Order 6-2000 dated June 28, 2000, which states that Bancolombia Panama will write off all loans classified as unrecoverable at the latest by the end of the fiscal period in which they were so classified.

(i) ACCEPTANCES AND DERIVATIVES

      ACCEPTANCES

            The Bank and its Subsidiary Bancolombia Panama S.A. issue local currency and foreign currency bank acceptances for up to 180 days for import or export operations or for local purchases of merchandise, pursuant to legal provisions.

            They are treated as active loans and may not exceed the Bank's paid in capital and legal reserve. The asset and liability are initially recorded at the same time.

            If unpaid at maturity, the asset is reclassified to a loan account and the liability to "past due bank acceptances" until it is paid, and as of maturity, these acceptances are subject to reserve requirements for on demand liabilities for payment within 30 days.

            The term granted by the beneficiary abroad to the client in Colombia to pay for the goods is governed by International Chamber of Commerce rules and may exceed 180 days under the internationally-accepted deferred credit mode for up to one year. The ledgers may therefore contain foreign currency acceptances for more than 180 days.

            DERIVATIVES

            The Bank and its Subsidiaries record the amount of agreements between two or more parties to purchase or sell assets at a future date, whose compliance or settlement is agreed upon more than two business days following the operation initiation date, in order to provide or obtain hedging, in the terms defined by competent authorities. Therefore, these agreements create reciprocal and unconditional rights and obligations. Operations are formalized by contract or letter of intent. The Bank has contracts for forwards, for options, swaps and futures.

            Currency derivatives are designed to cover exchange exposure risks on structural or traded open positions by setting up a reciprocal operation or synthetic coverage for up to the maximum exposures allowed by the regulation and control agencies.

            The difference between rights and obligations is recorded as income or expense, as the case may be.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

      NEXT DAY OPERATIONS

            These include all agreements or contracts that meet the needs of two parties acting outside the market, for the purpose of accepting or delivering a specific quantity of a product or underlying asset with defined specifications that are performed a maximum of two business days after the date of the agreement.

            Such operations entered into force through March 19, External Circular 012 of 2004 issued by Superintendency of Banking. For the period ending on December 31, 2003, cash operations, also known as "Next Day Operations", were recorded in accounts receivable or in accounts payable depending on their nature.

      FORWARD CONTRACTS

            A forward contract is any agreement or contract that meets the needs of two parties acting outside the market for the purpose of accepting or delivering a specific quantity of a product or underlying asset with defined specifications regarding price, date, place and means of delivery.

      FUTURE CONTRACTS

            These are standard contracts for future delivery, specifying due date, quantities, amounts, qualities, etc. The valuation is calculated pursuant to the stock market practices where the securities are traded.

            Futures may be liquidated in cash, by a reciprocal operation prior to the due date, by physical delivery of a product or by liquidating against an index.

      SWAP CONTRACTS OR FINANCIAL EXCHANGE CONTRACTS

            A swap contract or financial exchange contract is a contract between two parties that agree to exchange flows of money within the time set forth in the obligations, which is financially similar to a series of Forward Contracts whose objective is to reduce costs and risks due to variations in exchange rates or in interest rates.

      OPTIONS CONTRACTS

            In options contracts, the holder of an option has the right, but not necessarily the obligation, to purchase or sell a specific quantity of an asset at a given price on a given date or during a determined period. The Bank has established an accepted technique for valuing these operations, taking into account market risks, operational risks and legal risks.

            Derivatives are accounted for at fair value on a daily basis and results of the valuation are recorded on the same basis.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(j) FORECLOSED ASSETS

            The Bank and its Subsidiaries record the adjusted value of foreclosed assets received in payment of unpaid loans in this account.

            The following criteria apply to the recording of foreclosed assets:

                  - The initial value recorded is the value specified in the court award or the one agreed upon by the debtors.

                  - If the property received in payment is not in a sellable condition, its book value is increased by the expenses the Bank and its Subsidiaries incur to put it into a sellable condition.

                  - If the proceeds of the sale are more than the settlement value agreed upon with the debtor, that difference is recorded as an account payable to the debtor. If the proceeds of sale are expected to be insufficient to cover the outstanding debt, the difference is recorded as an allowance.

            Real estate received in payment corresponding to investment securities are valued by applying the criteria indicated in this note in letter g Investments, but taking into account provision requirements for the periods referred to below.

      LEGAL TERM FOR THE SALE OF FORECLOSED ASSETS

            Institutions must sell the goods that have been transferred in payment of debts previously contracted in the course of business or that have been adjusted at public auction due to mortgages in their name no later than two years after the foreclosing date, except when upon the Board of Directors' request, the Superintendency of Banking extends the term. However, in no case may the extension exceed an additional period of two years.

      PROVISIONS FOR FORECLOSED ASSETS

            With the issuance of the Superintendency of Banking External Circular 034 of August 2003, (Current since October 2003) supervised banks must design and adopt their own internal models for the calculation of provisions for foreclosed assets, by means of which expected losses for all types of assets are estimated. Until such model is presented and approved by the Superintendency of Banking, provisions will be made following the parameters below.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

      Real estate

            A provision equal to 30% of the value of the asset at the time of receipt must be made in proportional monthly installments within the first year following receipt. This provision will increase an additional 30% in proportional monthly installments within the second year following receipt of the asset. Once the legal term for sale has expired without authorization to extend, the provision must be 80% of the value upon receipt. In case the term extension is granted, the remaining 20% of the provision may be constituted within said term.

      Moveable Assets

            A provision equal to 35% of the value of the asset at the time of acquisition must be made in proportional monthly installments within the first year following receipt. Said provision must be increased an additional 35% in proportional monthly installments within the second year following receipt of the asset. Once the legal term for sale has expired without authorization to extend, the provision must be 100% of the book value of the asset prior to provisions. If the term extension is granted, the remaining 30% of the provision may be constituted within said term.

            The Bank and its Subsidiaries do not have their own internal model for calculating provisions for foreclosed assets through which expected losses are estimated by type of asset and approved by the Superintendency of Banking.

            Based on individual analyses related to the feasibility of realizing a return on some foreclosed assets, the Bank records provisions for them, which are higher than the provisions that the Superintendency of Banking requires.

(k) LOAN FEES

            Loan origination and commitment fees, as well as direct loan origination and commitment costs, are recorded in the consolidated statement of operations as collected or incurred.

(l) PROPERTY AND EQUIPMENT

            This account records tangible assets acquired, constructed or in the process of importation or construction and permanently used in the course of the Bank's business which useful life exceeds one year. Property and equipment is recorded at the cost of acquisition, including direct and indirect costs and expenses incurred up to the time that the asset is in a usable condition.

            Additions, improvements and non-routine repairs that significantly prolong the useful life of an asset are capitalized. Payments for routine maintenance and repairs are charged to expense in the period in which they are incurred.

            Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. The annual depreciation rates for each asset item are:

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

            The individual net book value of real estate (cost less accumulated depreciation) is compared against market values taken from independent professional appraisals. If the market value is higher, a reappraisal is recorded; otherwise, the difference is charged to expenses for the period. Valuations must be made at least every three years.

            At December 31, 2003 and 2004, the Bank had insurance cover for fidelity and financial risks and civil liability cover for risks inherent to its business. Other policies protect assets against fire, earthquake, explosion, civil disturbance, riot, terrorism, damage to computers and vehicles.

      Maintenance policy:

            Corrective maintenance provides for the immediate replacement of parts, accessories or elements that may affect safety or proper operation. Preventive maintenance consists of regular checks of architectural and electrical items, conducted twice a year and the maintenance of equipment, furniture and fittings is done three to four times a year.

(m) BRANCHES AND AGENCIES

            This account records the operations between the Bank's branches and agencies.

            Balances are reconciled monthly and pending items are adjusted within thirty (30) calendar days. On the date of the financial statements, the Bank reclassifies net balances representing branch and agency transactions to asset or liability accounts and the respective income or expense is recorded.

(n) PREPAID EXPENSES AND DEFERRED CHARGES

            Prepaid expenses are payments made by the Bank and its Subsidiaries in the normal course of business, the benefits of which are recovered over more than one period and are recoverable assuming continuous delivery of services. Deferred charges are goods and services received, for which the Bank expects to obtain future economic benefits.

            Amortization of prepaid expenses and deferred charges is calculated from the date which they contribute to the generation of income, considering the following factors:

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

      Deferred Charges

                  - Remodeling charges are amortized over a period no greater than two years.

                  -     Software is amortized over a maximum of three years.

                  - The goodwill corresponding to acquiring 51% of the shares of Banco de Colombia is being amortized over ten years. Goodwill arises from the amount paid in the 1998 merger over and above the equity value, plus certain expenses incurred in the process.

                  - On December 29, 2003, the Bank, its Subsidiary Colcorp S.A duly authorized by the Superintendency of Banking and Inmobiliaria Bancol S.A acquired 99.99% of the stock of the Compania Suramericana de Financiamiento Comercial S.A. Sufinanciamiento. In this operation goodwill was generated, which was totally amortized in the month of December 2003.

                  - The goodwill generated by acquiring 10.23% of the shares of Fiducolombia S.A. was totally amortized in the month of December 2003.

                  -     Stationery is amortized as and when consumed.

                  - Bonuses under the voluntary retirement plan are amortized as permitted by the Superintendency of Banking.

                  - Contributions and affiliations are amortized over the period prepaid.

                  - Institutional advertising and publicity is amortized during a period equal to the period established for the accounting period. For advertising for new product launching or brand or name changes for the institution or its products, the amortization period cannot exceed three (3) years. Other disbursements corresponding to occasional advertising and publicity cannot be deferred no matter what their amount.

                  - All other items are amortized over the period in which it is estimated that the expense will be recovered or expected benefits will be realized.

            During the year 2004, the Bank did not have any deferred charges for rented property remodeling or enhancement.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(o) LEASED ASSETS

            Subsidiaries Leasing Colombia S.A., Sufinanciamiento S.A. and Bancolombia Panama S.A. record the value of assets delivered under financial leases.

            Since December 31, 2003 the Companies record the value of the goods delivered under financial leases entered into as of January 1, 1996, as monetary assets for an amount equal to the net present value of lease-payments due and the purchase option calculated at the start of the contract and at the rate agreed in the contract.

            During 2003 the Superintendency of Banking modified the accounts chart regarding lease operations and accounts receivable provisions pursuant to External Circulars 022 and 040. Such modifications were applied as of January 1, 2004.

            Financial leases that were recorded in an independent line were reclassified to loan portfolio line.

            Operational leases entered into by the Companies, are accounted for as assets given in operational lease, after the respective contract is entered into by the parties and the leased asset is given to the user.

            Depreciation will be recorded for the lesser of the useful life of the good and the lease contract term. The Companies use the financial depreciation methodology that requires that the depreciation expense is recorded for each month or fraction thereof.

            Also, a general provision of 1% of the value of goods delivered under financial leases will continue to be made, without the sum of the accrued depreciation and the general provision exceeding 100% of the value of the goods delivered under the operating lease contracts.

(p) REAPPRAISALS

            This account records reappraisals of available for sale investments with low exchange volume or which are unquoted, property and equipment, real estate and works of art and culture.

            Starting from October of 2003, with the coming in force of External Circular 034, the Superintendency of Banking prohibited the non-registration of reappraisals for foreclosed assets, and a maximum term is established for reversing those existing, until December of 2003.

            Valuations are subject to the accounting policy for each type of asset.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(q) INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS

            This account records funds obtained by the Bank from other financial institutions to satisfy transient liquidity needs. These transactions have a maximum term of thirty (30) calendar days, except the operations with the Colombian Central Bank. Purchases not repaid within that term are reclassified as bank loans and other financial obligations.

            The difference between present value (cash received) and future value (repurchase price) is a financial expense.

(r) DEFERRED INCOME

            This account records deferred income and income received in advance in the course of business. Amounts recorded in this account are amortized over the period to which they relate or in which the services are rendered.

            The capitalization of yields on restructured loans that have been recorded in memorandum accounts or as written - off loan balances is included here as indicated in Note 2(h).

(s) RETIREMENT PENSIONS

            The Bank and its Subsidiaries Almacenar S.A. and Abocol apply the provisions in Decree 1517 of 1998, which requires a distribution of charges to amortize the actuarial calculation by 2010. The distribution is calculated by taking the percentage amortized up to December 1997 and annually adding the minimum percentages needed to complete amortization by 2010. As of December 31, 2004, the Bank has amortized the total actuarial calculation.

(t) ACCRUALS AND PROVISIONS

            The Bank records provisions to cover estimated liabilities, where:

                  - The Bank has acquired a right, and therefore an obligation

                  -     Payment may be demanded or is probable, and

                  - The provision is justifiable, quantifiable and verifiable

            This account also records estimates for taxes.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(u) RECOGNITION OF INTEREST REVENUE

            Interest revenue is recognized in current earnings as it accrues. Interest is suspended when due and there is a doubt regarding its collectibility.

(v) CONTINGENT ACCOUNTS

            These accounts record operations in which the Bank and its Subsidiaries acquire rights or assume obligations conditioned by possible future events with varying degrees of probability, such as definite, possible or remote. Likewise, they include financial yields as of when loan portfolio and financial lease interest entry into the statement of operations is suspended. Contingent accounts are included in the caption memorandum accounts of the balance sheet.

(w) MEMORANDUM ACCOUNTS

            These accounts record third party operations whose nature does not affect the financial situation of the Bank. They also include tax memorandum accounts that record the figures used in preparing tax returns, internal control or management information and reciprocal operations between the Bank and its Subsidiaries.

(x) NET INCOME PER SHARE

            To determine net income per share, the Bank uses the weighted average of the number of shares outstanding during the accounting period. For the periods ended December 31, 2002, 2003 and 2004, the weighted average of the Bank's outstanding shares was 576,695,395.

(y) ASSET AND LIABILITY MANAGEMENT

            The Bank evaluates asset and liability management and off-balance-sheet positions, estimating and controlling the level of exposure to major market risks, in order to provide protection against losses due to possible variations in asset or liability values.

(z) CAPITAL ADEQUACY

            Capital Adequacy for Banks is required to be not less than 9% of their total credit risk weighted assets and credit contingencies. Under Decree 1720 of 2001 calculation of capital adequacy must incorporate market risk in addition to the credit risk. This new risk for capital adequacy requirement was covered 80% in 2003 and 100% in 2004. Calculations are made each month on an unconsolidated basis and in June and December on consolidated accounts which include the Bank's financial Subsidiaries in Colombia and abroad.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            As of June 2004 when Decree 2061 was issued, modifications to Decree 1720 of 2001 were set forth that provide new rules for calculating mandatory convertible bonds and currency-linked bonds in the additional equity of credit institutions , as well as modifications to the classification and weighting of mortgage loans, derivative operations and securities from securitization processes.

            As of December 31, 2003 and 2004 the capital adequacy ratio was 13.08% and 13.45%, respectively.

(aa) LEGAL RESERVE

            According to Colombian law, credit institutions must constitute a legal reserve that will amount to at least fifty percent (50%) of the subscribed capital, formed with ten percent (10%) of the net income of each period.

(bb) CONVENIENCE TRANSLATION TO U.S. DOLLARS

            The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of Ps 2,389.75 per US$ 1, which is approximately the exchange rate, in effect at December 31, 2004. This translation may not be construed to represent that the Colombian peso represents or has been or could be converted into U.S. dollars at that or any other rate.

(cc) INCOME TAX

            The income tax is determined as follows: from the ordinary and extraordinary income realized in the period, that being susceptible of produce net increase of shareholders' equity in the moment they incurred and, that have not been excepted, are reduced returns, reductions and discounts to obtain net income. As appropriated, realized costs that have a direct relation with income are reduced to determine income before taxes. Deductions are applied to income before taxes to obtain the taxable income for the ordinary system.

            For purposes of income tax, it is presumed that the taxable income is not lower than 6% of shareholder's equity at the last day of the immediately previous taxable period. The excess of taxable income determined under the ordinary system over presumed income becomes taxable income to which the statutory tax rate applies.

            When income tax is paid on presumed income, the difference between this and the income tax calculated under ordinary system can be adjusted in the following five years.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  Deferred income taxes are generally recognized for timing differences for commercial and manufacturing subsidiaries. For financial companies, the Superintendency of Banking has restricted inclusion of timing differences related to the amortization of fiscal losses and the excess of presumed income over ordinary income as a deferred tax asset.

(3)   TRANSACTIONS IN FOREIGN CURRENCY

                  The Superintendency of Banking sets limits on the amount of foreign-currency assets and liabilities. The Bank was in compliance with the subject rules as of December 31, 2003 and 2004.

                  Substantially all foreign currency holdings are in U.S. dollars. The consolidated foreign currency assets and liabilities of the Bank at December 31, 2003 and 2004 were as follows:

                                                           2003                 2004
                                                      ---------------       ------------
ASSETS:
Cash and due from banks                               US$      63,117       US$   73,391
Overnight funds                                               210,093            180,720
Investment securities                                         637,960            562,723
Loans                                                         627,104            825,371
Customers' acceptances and derivatives                       (192,300)          (203,714)
Accounts receivable                                             8,647             13,574
Premises and equipment, net                                    44,424              2,433
Other assets                                                    3,046              3,379
                                                      ---------------       ------------
   Total foreign currency assets                      US$   1,402,091       US$1,457,877
                                                      ---------------       ------------

LIABILITIES:
Deposits                                                    1,071,986          1,176,207
Bank acceptances outstanding                                    9,807             21,121
Borrowings from domestic development banks                      6,455                815
Interbank borrowings                                          162,460            103,058
Other liabilities                                              11,660             12,682
                                                      ---------------       ------------
   Total foreign currency liabilities                       1,262,368          1,313,883
                                                      ---------------       ------------
     NET FOREIGN CURRENCY ASSET POSITION              US$     139,723       US$  143,994
                                                      ===============       ============

                  The Bank's unconsolidated net foreign currency asset position amounted to US$ 201,620 and US$ 209,513 at December 31, 2003 and 2004, respectively. The Bank has the required net foreign currency position within the legal terms.

                  At December 31, 2003 and 2004, the Subsidiaries Bancolombia Panama S.A. and Bancolombia Cayman had 86.32% and 67.85% of the consolidated assets in foreign currency and 83.84% and 83.31% of the consolidated liabilities in foreign currency, respectively.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(4)   CASH AND DUE FROM BANKS

                  The balances of cash and due from banks at December 31, 2003 and 2004 consisted of the following:

                                                                 2003                2004
                                                               ----------         ----------
COLOMBIAN PESO DENOMINATED:
Cash                                                           Ps 436,146         Ps 492,243
Due from the Colombian Central Bank                               202,275             52,830
Due from domestic banks                                             6,014             25,770
Remittances of domestic negotiated checks in transit               26,704             22,625
Provision                                                            (268)              (339)
                                                               ----------         ----------
   TOTAL LOCAL CURRENCY                                           670,871            593,129
                                                               ----------         ----------

FOREIGN CURRENCY:
Cash                                                               34,951             77,304
Due from the Colombian Central Bank                                 9,560              8,514
Due from foreign banks                                            128,313             85,465
Remittances of foreign negotiated checks in transit                 4,752              4,276
Provision                                                            (395)              (174)
                                                               ----------         ----------
   TOTAL FOREIGN CURRENCY                                         177,181            175,385
                                                               ----------         ----------
    TOTAL CASH AND DUE FROM BANKS                              Ps 848,052         Ps 768,514
                                                               ==========         ==========

                  Reserves against transactions and time deposits with the Colombian Central Bank amounted to Ps 628,071 and Ps 516,648 at December 31, 2003 and 2004, respectively. The restriction, which is prescribed by the Colombian Central Bank, is based on a percentage of deposits maintained at the Bank by its customers.

(5)   INVESTMENT SECURITIES

                  Investment securities at December 31, 2003 and 2004 consisted of the following:

                                                                2003                 2004
                                                             ------------        ------------
TRADING SECURITIES

COLOMBIAN PESO DENOMINATED:
Colombian government                                         Ps   823,750        Ps 1,223,762
Colombian Central Bank                                                657                 261
Government entities                                                22,196              65,478
Financial institutions                                            419,439             564,115
Corporate bonds                                                    17,229              19,930
Other marketable equity securities                                 20,776              68,316
                                                             ------------        ------------
   Total local currency denominated                             1,304,047           1,941,862
                                                             ------------        ------------

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                2003                 2004
                                                             ------------        ------------
FOREIGN CURRENCY DENOMINATED:
Colombian government                                              325,255             282,897
Government entities                                                29,293             150,961
Other marketable equity securities                                  3,140                   -
                                                             ------------        ------------
   Total foreign currency denominated                             357,688             433,858
                                                             ------------        ------------
     Total trading securities                                   1,661,735           2,375,720
                                                             ------------        ------------
Allowance for trading securities                                   (5,652)                (53)
                                                             ------------        ------------
     Trading securities, net                                 Ps 1,656,083        Ps 2,375,667
                                                             ============        ============

                  The foreign currency denominated securities issued or secured by the Colombian government are bonds denominated in U.S. dollars, purchased at par value, with annual average interest rates of 9.08% and 4.60% for 2003 and 2004, respectively.

                  The Bank had pledged investments securities of Ps 1,309,332 and Ps 787,957 as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions as of December 31, 2003 and 2004, respectively.

                  The Bank sold Ps 66,720,388 and Ps 118,823,601 of investment securities during the years ended December 31, 2003 and 2004, respectively.

                                                               2003             2004
                                                           -------------   -------------
   AVAILABLE FOR SALE - DEBT SECURITIES

COLOMBIAN PESO DENOMINATED:
Colombian government                                       Ps    582,737   Ps  1,279,564
Financial institutions                                                 -          14,687
                                                           -------------   -------------
   Total local currency denominated                              582,737       1,294,251
                                                           -------------   -------------

FOREIGN CURRENCY DENOMINATED:
Colombian government                                             866,072         289,584
Financial institutions                                           166,406         114,322
Other marketable equity securities                               190,015         245,528
                                                           -------------   -------------
   Total foreign currency denominated                          1,222,493         649,434
                                                           -------------   -------------
   Total Available for sale - Debt securities                  1,805,230       1,943,685
                                                           -------------   -------------
Allowance for Available for sale - Debt securities                (1,372)              -
                                                           -------------   -------------
   Total Available for sale - Debt securities, net         Ps  1,803,858   Ps  1,943,685
                                                           =============   =============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                               PARTICIPATION
                                                               PERCENTAGE AT
                                                             DECEMBER 31, 2004        2003          2004
                                                             -----------------    ------------  ------------
   AVAILABLE FOR SALE - EQUITY SECURITIES

Corporacion Nacional de Ahorro y Vivienda S.A.  Conavi             28.52%         Ps    88,681  Ps    88,681
Todo Uno Services                                                  39.05%               57,518        52,152
Corporacion Financiera Suramericana S.A. Corfinsura                 4.61%               22,123        55,749
Urbanizacion Chico Oriental No. 2 Ltda. (1)                        24.37%                7,848         7,848
Carreteras Nacionales del Meta S.A.                                 8.44%                6,418         5,615
Sociedad Administradora de Fondos de Pensiones y de
   Cesantias Proteccion S.A.                                        7.42%                7,014         7,014
Sociedad de Servicios Tecnicos y Administrativos
   Multienlace S.A.                                                48.60%                6,957         6,957
Fideicomiso  Devinorte                                             10.31%                5,277         5,277
Concesiones CCFC S.A.                                              25.50%                4,358         4,358
Venrepa C.A.                                                       99.62%                3,169         2,697
Banco Latinoamericano  de exportaciones BLADEX S.A.                 0.20%                2,387         2,183
Deposito Centralizado de Valores de Colombia Deceval
   S.A.                                                             6.98%                1,276         1,527
Compania de Inversiones Bogota S.A.                                13.00%                  653           653
3001 S.A.                                                           5.85%                  699           955
Urbanizacion Sierras del Chico Ltda. (1)                            0.55%                  203           203
Concesiones Urbanas S.A.                                           33.32%                  783         8,446
Other                                                                                   13,140        12,765
                                                                                  ------------  ------------
     TOTAL AVAILABLE FOR SALE - EQUITY SECURITIES                                      228,504       263,080

Allowance for other-than-temporary impairment in value                                 (70,296)      (60,685)
                                                                                  ------------  ------------
     TOTAL AVAILABLE FOR SALE - EQUITY SECURITIES, NET                            Ps   158,208  Ps   202,395
                                                                                  ============  ============

----------
(1) Allowance was increased in compliance with instructions of Superintendency of Banking.

                  Dividends received from equity investments amounted to Ps 19,491, Ps 30,734 and Ps 30,546 for the years ended December 31, 2002, 2003 and 2004, respectively.

                  Most of the equity investments were classified as Category "A". The following investments are classified in categories other than "A":

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                       2003                      2004
                                                              -------------------------   -----------------------
                                                                             VALUATION                 VALUATION
                                                              CATEGORY       ALLOWANCE    CATEGORY     ALLOWANCE
                                                              --------       ----------   --------     ----------
Todo Uno Services                                                 D          Ps  53,932       D        Ps  48,153
Urbanizacion Chico Oriental No. 2 Ltda.                           E               7,848       E             7,848
Urbanizacion Sierras del Chico Ltda.                              E                 203       E               203
Industria Colombo Andina Inca S.A.                                E                 300       E               300
Venrepa C.A.                                                      E               3,169       E             2,697
Compania de Inversiones Bogota S.A.                               E                 653       E                 -
3001 S.A.                                                         E                 699       E               955
Sociedad Portuaria San Andres                                     E                   3       E                 3
Sociedad Promotora Siderurgica Colombiana E.U.                    E                 365       E               387
Tesicol                                                           E                   4       E                 4
Prina                                                             E                 275       -                 -
                                                                 ==          ==========      ==        ==========

                                                                      2003            2004
                                                                   -------------   -------------
   HELD TO MATURITY SECURITIES

COLOMBIAN PESO DENOMINATED:
Colombian government                                               Ps    701,941   Ps    657,771
Government entities                                                        3,764           3,719
Financial institutions                                                     7,045          53,471
Other                                                                      9,543          18,390
                                                                   -------------   -------------
    TOTAL HELD TO MATURITY SECURITIES                                    722,293         733,351
Allowance for other-than-temporary impairment in value                    (3,719)         (4,887)
                                                                   -------------   -------------
     TOTAL HELD TO MATURITY SECURITIES, NET                        Ps    718,574   Ps    728,464
                                                                   =============   =============

(6)   LOANS AND FINANCIAL LEASES

                  The following represents the classification of the total loan portfolio and financial lease contracts as of December 31, 2003 and 2004 in accordance with the provisions of the Superintendency of Banking:

                                                        DECEMBER 31, 2003
     CLASSIFICATION            MORTGAGE     COMMERCIAL        CONSUMER        SMALL LOAN        TOTAL
--------------------          ---------    -------------    -------------    -----------   --------------
"A" Normal Risk               Ps 47,676    Ps  5,968,085    Ps  1,195,833    Ps   76,679   Ps   7,288,273
"B" Acceptable Risk                   4          309,324           32,805          3,164          345,297
"C" Appreciable Risk                  -           96,431           11,816          1,368          109,615
"D" Significant Risk                 18          180,263           15,048            746          196,075
"E"  Unrecoverable                  463           70,391           17,657          1,897           90,408
                              ---------    -------------    -------------    -----------   --------------
        TOTAL LOANS           Ps 48,161    Ps  6,624,494    Ps  1,273,159    Ps   83,854   Ps   8,029,668
                              =========    =============    =============    ===========   ==============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                              DECEMBER 31, 2004
                                                                                             FINANCIAL
     CLASSIFICATION            MORTGAGE      COMMERCIAL         CONSUMER      SMALL LOAN       LEASES           TOTAL
-----------------------       ---------    -------------    -------------    -----------     -----------    -------------
"A" Normal Risk               Ps 56,067    Ps  6,803,951    Ps  1,560,599    Ps   81,859     Ps  824,922    Ps  9,327,398
"B" Acceptable Risk                   3          251,638           36,752          2,979          29,587          320,959
"C" Appreciable Risk                  -           58,548           14,719          1,208          18,700           93,175
"D" Significant Risk                  -          176,448           21,804            864           5,228          204,344
"E"  Unrecoverable                   37           63,371           21,192          3,090           1,673           89,363
                              ---------    -------------    -------------    -----------     -----------    -------------
        TOTAL LOANS AND
FINANCIAL LEASES (1)          Ps 56,107    Ps  7,353,956    Ps  1,655,066    Ps   90,000     Ps  880,110    Ps 10,035,239
                              =========    =============    =============    ===========     ===========    =============

----------
(1) On October 23, 2003, the Superintendency of Banking through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004 it is accounted for as part of the loan portfolio.

                  Promissory notes by means of which loans amounting to Ps 725,193 and Ps 1,129,825 at December 31, 2003 and 2004, respectively, have been documented were duly endorsed to domestic development banks, as required for laws regulating such type of loans.

                  The following represents a summary of restructured loans as of December 31, 2003 and 2004:

                                                         2003              2004
                                                     -----------       -------------
Ordinary restructurings                              Ps  482,967       Ps    406,964
Extraordinary restructurings                              38,928              13,060
Under law 550                                             71,503              61,255
Under law 617                                            108,395             156,617
Creditor agreement proceedings                            11,364               9,793
Performance Agreement                                     49,564               3,420
Interest and other receivable items                       12,874               9,767
                                                     -----------       -------------
                                                         775,595             660,876
Allowances for loan losses                              (192,539)           (205,074)
                                                     -----------       -------------
  NET OF RESTRUCTURED LOANS                          Ps  583,056       Ps    455,802
                                                     ===========       =============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(7)   ALLOWANCE FOR LOANS, FINANCIAL LEASES AND ACCRUED INTEREST LOSSES

                  An analysis of the activity in the allowance for loans and financial leases losses during the years ended December 31, 2002, 2003 and 2004 is as follows:

                                                               2002         2003            2004
                                                           -----------   ------------   -----------
Balance at beginning of year                               Ps  271,729   Ps   332,324   Ps  387,263
Allowance for financial lease reclassification (1)                   -              -         7,002
Balance at beginning of year (Sufinanciamiento)                      -         11,854             -
Provision                                                      143,361        286,170       186,480
Charge-offs                                                    (71,592)      (112,393)      (55,032)
Effect of changes in exchange rate                              10,366           (284)      (12,751)
Recoveries                                                     (21,540)      (130,408)      (78,584)
                                                           -----------   ------------   -----------
Balance at end of year                                     Ps  332,324   Ps   387,263   Ps  434,378
                                                           ===========   ============   ===========
Ratio of charge-offs to average outstanding loans                 1.31%          1.61%         0.62%
                                                           ===========   ============   ===========

----------
(1) On October 23, 2003, the Superintendency of Banking through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004 they are accounted for as part of the loan portfolio.

                  The activity in the allowance for accrued interest losses during the year ended December 31, 2002, 2003 and 2004 is as follows:

                                                              2002          2003           2004
                                                           -----------   ------------   -----------
Balance at beginning of year                               Ps   27,011   Ps    15,074   Ps    5,170
Balance at beginning of year (Sufinanciamiento)                      -            769             -
Financial lease reclassification (1)                                 -              -           473
Provision                                                        4,518          5,316         4,483
Charge-offs                                                     (5,293)        (4,089)       (2,072)
Recoveries                                                     (11,834)       (11,897)       (3,332)
Effect of changes in exchange rate                                 672             (3)         (119)
                                                           -----------   ------------   -----------
Balance at end of year                                     Ps   15,074   Ps     5,170   Ps    4,603
                                                           ===========   ============   ===========

----------
(1) On October 23, 2003, the Superintendency of Banking through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004 they are accounted for as part of the loan portfolio.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(8)   CUSTOMER ACCEPTANCES AND DERIVATIVES

                  The Bank's rights and commitments from derivatives operations as of December 31, 2003 and 2004 were as follows:

                                                                          2003           2004
                                                                      -------------  -------------
CUSTOMER ACCEPTANCES
Current                                                               Ps     35,806  Ps     64,515
Overdue                                                                           -          1,979
                                                                      -------------  -------------
Total                                                                        35,806         66,494

DERIVATIVES
(Fair value of derivatives instruments)

NEXT DAY OPERATIONS
Foreign exchange rights contracts to buy                                          -         94,891
Foreign exchange rights contracts to sell                                         -          9,122
Financial instruments rights to buy (local currency)                              -          2,451
                                                                      -------------  -------------
  Total rights                                                                    -        106,464

Foreign exchange commitments contracts to buy                                     -        (95,133)
Foreign exchange commitments contracts to sell                                    -         (9,102)
Financial instruments commitments to buy (local currency)                         -         (2,448)
                                                                      -------------  -------------
  Total obligations                                                               -       (106,683)
                                                                      -------------  -------------
   TOTAL NEXT DAY OPERATIONS                                                      -           (219)
                                                                      -------------  -------------

FORWARD CONTRACTS
Foreign exchange rights contracts to buy                                    747,839      2,988,149
Foreign exchange rights contracts to sell                                 1,744,465      4,142,648
Financial instruments rights to buy (local currency)                        165,262        338,543
Financial instruments rights to sell (local currency)                       146,542        273,656
Other rights                                                                      -          2,385
                                                                      -------------  -------------
  Total rights                                                            2,804,108      7,745,381

Foreign exchange commitments contracts to buy                              (750,146)    (3,078,485)
Foreign exchange commitments contracts to sell                           (1,773,315)    (4,076,909)
Financial instruments commitments to buy (local currency)                  (168,213)      (336,544)
Financial instruments commitments to sell (local currency)                 (146,431)      (275,713)
                                                                      -------------  -------------
  Total obligations                                                      (2,838,105)    (7,767,651)
                                                                      -------------  -------------
   TOTAL FORWARD CONTRACTS                                                  (33,997)       (22,270)
                                                                      -------------  -------------

FUTURES CONTRACTS
Foreign exchange rights contracts to buy                              Ps      7,720  Ps     14,578
Foreign exchange rights contracts to sell                                    64,116         52,723
Financial instruments rights to buy (local currency)                            258              -
                                                                      -------------  -------------
  Total rights                                                               72,094         67,301

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                          2003           2004
                                                                      -------------  -------------
Foreign exchange commitments contracts to buy                                (7,690)       (14,578)
Foreign exchange commitments contracts to sell                              (64,425)       (52,723)
Financial instruments commitments to buy (local currency)                      (258)             -
                                                                      -------------  -------------
  Total obligations                                                         (72,373)       (67,301)
   TOTAL FUTURE CONTRACTS                                                      (279)             -

SWAPS
Interest rate rights contracts                                                  120          8,227
Interest rate commitments contracts                                           (111)         (8,338)
                                                                      -------------  -------------
   TOTAL SWAPS                                                                    9           (111)

                                                                      -------------  -------------
       TOTAL CUSTOMER ACCEPTANCES AND DERIVATIVES                     Ps      1,539  Ps     43,894
                                                                      =============  =============

                  The Bank currently has an investment portfolio in local and foreign currencies that allows it to offer foreign exchange and interest rate coverage to its clients. By using derivatives, the Bank hedges exchange risk and protects its foreign-currency investment portfolio. These derivatives help protect the Bank against exchange-rate fluctuation and increase the predictability of the Bank's yield on foreign-currency investments.

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

                  Under the rules of the Superintendency of Banking, the Bank's derivatives portfolio is marked to market daily. Unrealized gains and losses are expressed in the statement of operations.

                  For forward contracts as of December 31, 2004, the average cost of rights and commitments relating to the purchase of financial instruments is 10.01% with an average maturity of 8 days and the average yield from rights and commitments relating to the sale of financial instruments is 7.38% with an average maturity of 2 days.

                  The average yield from rights and commitments relating to the sale of foreign currency as of December 31, 2004 is 7.16% annually with an average maturity of 120 days. The average yield from rights and commitments relating to the purchase of foreign currency is 6.65% annually with an average maturity of 109 days.

                  The rates and the maturities indicated for forward contracts are the same for futures contracts.

                  The average value of hedging portfolio during the year 2004 was US$ 218,084 and the average yield was 7.40%.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(9)   ACCOUNTS RECEIVABLE

                  As of December 31, 2003 and 2004, accounts receivable consisted of the following:

                                                                          2003            2004
                                                                      -------------   -------------
Credit card compensation                                              Ps     75,914   Ps     90,417
Overnight funds sold                                                            101             668
Commissions                                                                   6,986           8,875
Sierras del Chico y Chico Oriental                                            2,574           3,098
Renting                                                                         362             448
Advances to contractors and honoraries                                       10,951          12,923
Commitment seller                                                             2,387           3,183
Warehousing services                                                          7,358           9,135
Dividends                                                                       443             632
Services and properties sells                                                29,823          34,102
Employee advances                                                               318             273
Banco de Comercio Exterior de Colombia ("Bancoldex")                              -             900
Fondo de Garantias de Instituciones Financieras ("Fogafin")                       -           8,139
Sale of shares                                                                8,081               -
Other receivables                                                            33,379          15,922
                                                                      -------------   -------------
    TOTAL ACCOUNTS RECEIVABLE                                               178,677         188,715
Allowance for accounts receivable losses                                    (15,367)        (14,840)
                                                                      -------------   -------------
     ACCOUNTS RECEIVABLE                                              Ps    163,310   Ps    173,875
                                                                      =============   =============

                  The activity in the allowance for accounts receivable during the years ended December 31, 2002, 2003 and 2004 is as follows:

                                                            2002          2003            2004
                                                         -----------  -------------   -------------
Balance at beginning of year                             Ps   13,679  Ps      7,140   Ps     15,367
Balance at beginning of year (Sufinanciamiento)                    -            593               -
Provision for uncollectible amounts                            2,689         13,303           6,923
Charge-offs                                                   (3,867)        (1,474)         (2,292)
Reversal of provision and recoveries (1)                      (5,361)        (4,195)         (5,158)
                                                         -----------  -------------   -------------
Balance at end of year                                   Ps    7,140  Ps     15,367   Ps     14,840
                                                         ===========  =============   =============

----------
(1) Includes reversal of provisions of the Subsidiary CTI Cargo which was charged off in 2003.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(10)  PREMISES AND EQUIPMENT

                  At December 31, 2003 and 2004 premises and equipment consisted of the following:

                                                           2003            2004
                                                       -------------   --------------
PREMISES AND EQUIPMENT
Land                                                   Ps     53,491   Ps      49,357
Buildings                                                    221,302          212,036
Warehouses                                                    27,369           29,663
Furniture, equipment and fixtures                            114,074          126,099
Computer equipment                                           178,026          199,196
Vehicles                                                       4,790            4,281
Construction in progress                                       4,696           17,415
Machinery and equipment                                      103,071           70,070
Equipment in - transit                                        35,864           38,113
Rural premises                                                 1,091                -
                                                       -------------   --------------
Total                                                        743,774          746,230
Less accumulated depreciation                               (377,186)        (375,069)
Allowance                                                    (28,624)         (24,918)
                                                       -------------   --------------
   PREMISES AND EQUIPMENT, NET                         Ps    337,964   Ps     346,243
                                                       =============   ==============

                  Depreciation expense for the years ended December 31, 2002, 2003 and 2004, amounted to Ps 33,813, Ps 37,738 and Ps 42,832 respectively.

(11)  OPERATING LEASES

                  At December 31, 2003 and 2004 operating leases consisted of the following:

                                                           2003             2004
                                                       -------------   --------------
OPERATING LEASES
Machinery and equipment                                Ps    328,820   Ps       1,358
Vehicles                                                     118,204            2,273
Furniture, equipment and fixtures                              2,305                -
Ships, trains and livestock                                   24,012                -
Computer equipment                                            24,673           10,396
Real goods                                                    52,707                -
                                                       -------------   --------------
    TOTAL                                                    550,721           14,027
Rents                                                          9,758              243
Less accumulated depreciation                                 (9,547)          (5,878)
Allowance                                                    (13,725)             (81)
                                                       -------------   --------------
    OPERATING LEASES, NET (1)                          Ps    537,207   Ps       8,311
                                                       =============   ==============

----------
(1) On October 23, 2003, the Superintendency of Banking through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004 they are accounted for as part of the loan portfolio. For this reason, the line "leases, net", in the balance sheet of the year 2003, was replaced by the line "operating leases net".

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  Depreciation expense for the years ended December 31, 2002, 2003 and 2004, amounted to Ps 631, Ps 2,887 and Ps 4,040 respectively.

(12)  PREPAID EXPENSES AND DEFERRED CHARGES

                  At December 31, 2003 and 2004, prepaid expenses and deferred charges consisted of the following:

                                                           2003             2004
                                                       --------------  --------------
PREPAID EXPENSES:
Insurance premiums                                     Ps       5,620  Ps       5,242
Interest                                                           72              59
Other                                                           1,054           1,199
                                                       --------------  --------------
    TOTAL PREPAID EXPENSES                                      6,746           6,500

DEFERRED CHARGES:
Studies and projects                                            4,333             204
Computer programs                                               8,513           6,726
Remodeling                                                        593             593
Organization and pre-operating expenses                           218               -
Leasehold improvements                                            212             815
Deferred taxes non-banking entities                               318             240
Stationery and supplies                                           563             239
Contributions                                                      34               5
Other                                                           6,301             628
                                                       --------------  --------------
    TOTAL DEFERRED CHARGES                             Ps      21,085  Ps       9,450
                                                       --------------  --------------
      TOTAL PREPAID EXPENSES AND DEFERRED CHARGES      Ps      27,831  Ps      15,950
                                                       ==============  ==============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(13)  OTHER ASSETS

                  At December 31, 2003 and 2004 other assets consisted of the following:

                                                          2003             2004
                                                      -------------    -------------
OTHER ASSETS:
Value added tax deductible and withholding taxes      Ps     57,786    Ps    111,532
Investment in Trust                                          54,458           53,349
Deposits                                                     12,066           20,543
Assets to place in lease contracts                           33,224           70,746
Inventory                                                    31,524           52,202
Other                                                         9,422            7,022
                                                      -------------    -------------
   TOTAL OTHER ASSETS (1)                             Ps    198,480    Ps    315,394
                                                      -------------    -------------

----------
(1) For year 2004, the line "other assets" in the balance sheet includes the commercial subsidiaries' inventory. In the Annual Report of year 2003 this concept was classified as "foreclosed assets".

(14)  GOODWILL

                  The activity of the goodwill during the years ended December 31, 2002, 2003 and 2004 is as follows:

                                                             2002           2003          2004
                                                         -------------  -------------  ------------
Balance at beginning of year                             Ps    141,552  Ps    118,903  Ps    99,910
Balance at beginning of year (Sufinanciamiento)                      -          4,433             -
Additions                                                            -         36,347             -
Amortization (2)                                               (22,649)       (59,773)      (26,303)
                                                         -------------  -------------  ------------
Balance at end of year (1)                               Ps    118,903  Ps     99,910  Ps    73,607
                                                         =============  =============  ============

----------
(1) In the Annual Report of year 2003, goodwill was included in the line "prepaid expenses, deferred charges and other assets" of the balance sheet. For year 2004, goodwill is disclosed independently.

(2) As of December 31, 2003, included the amortization of the goodwill derived from: merger with Banco de Colombia, the acquisition of Sufinanciamiento and the increase in the participation on Fiducolombia.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(15)  FORECLOSED ASSETS

                  At December 31, 2003 and 2004, foreclosed assets consisted of the following:

                                                             2003              2004
                                                          ------------     ------------
Equity securities                                         Ps    48,248     Ps    54,866
Real estate                                                    112,381           95,637
Other assets                                                     2,137            2,568
                                                          ------------     ------------
   TOTAL                                                       162,766          153,071
Allowance                                                     (135,090)        (140,865)
                                                          ------------     ------------
    TOTAL FORECLOSED ASSETS, NET (1)                      Ps    27,676     Ps    12,206
                                                          ============     ============

----------
(1) In the Annual Report of year 2003, the line "foreclosed assets" in the balance sheet included the commercial subsidiaries' inventory, for year 2004 this concept was classified as "other assets".

                  The following is a summary of equity securities classified as foreclosed assets:

                                                             2003             2004
                                                          ------------     ------------
Urbanizacion Sierras del Chico Ltda                       Ps    11,567     Ps    11,567
Chico Oriental Numero 2 Ltda.                                   14,053           14,053
Pizano S.A.                                                      3,663            3,663
Convertible Securities Pizano S.A.                               3,221            3,221
Patrimonio Lineas Agromar                                        1,399            1,399
Fideicomiso Emcocables 2 Santa Ana                               2,991              837
Fideicomiso Pagos Procam                                         7,044            7,044
Textiles Fabricato                                                   -            4,313
Conconcreto S.A.                                                     -            2,622
Other                                                            4,310            6,147
                                                          ------------     ------------
    TOTAL                                                 Ps    48,248     Ps    54,866
                                                          ============     ============

                  The activity of the valuation allowance for foreclosed assets during the years ended December 31, 2002, 2003 and 2004 is as follows:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                          2002             2003           2004
                                                       ------------     -----------   -------------
Balance at beginning of year                           Ps   105,988     Ps  107,871   Ps    135,090
Balance at beginning of year 2003 (Sufinanciamiento)              -             222               -
Provision                                                    17,236          32,458          23,002
Reversals of previously recorded provisions                 (15,353)         (5,461)        (17,227)
                                                       ------------     -----------   -------------
Balance at the end of year                             Ps   107,871     Ps  135,090   Ps    140,865
                                                       ============     ===========   =============

(16)  REAPPRAISAL OF ASSETS

                  The following describes reappraisals of assets at December 31, 2003 and 2004:

                                                                           2003           2004
                                                                        -----------   -------------
Asset revaluations                                                      Ps  253,413   Ps    267,941
Less: proportional equity revaluations                                     (198,072)       (198,072)
Less: minority interests                                                    (25,255)        (27,632)
                                                                        -----------   -------------
    TOTAL EQUITY REVALUATIONS                                           Ps   30,086   Ps     42,237
                                                                        ===========   =============

                  The proportional equity revaluations refer to the acquisition of investments in Colcorp S.A., Almacenar S.A., Comisionista de Colombia S.A., Leasing Colombia S.A., Fiducolombia S.A. and affiliates calculated on acquisition date. Consolidation rules require this value to be unchanged while the investment is held or no new acquisitions are made.

(17)  INTERBANK BORROWINGS

                  Interbank borrowings, primarily denominated in U.S. dollars, at December 31, 2003 and 2004 are summarized as follows:

                                                                           2003           2004
                                                                        -----------   -------------
FOREIGN BANKS
Short-term                                                              Ps  249,874   Ps    137,965
Long-term                                                                   206,185         108,317
                                                                        -----------   -------------
    TOTAL                                                               Ps  456,059   Ps    246,282
                                                                        ===========   =============

                  Short-term interbank borrowings, obtained from other banks for liquidity purposes, are unsecured and generally have maturities ranging from 90 to 180 days.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  Interest rates on U.S. dollar denominated short-term borrowings from foreign banks averaged 1.24% and 2.65% in 2003 and 2004, respectively.

                  For long term interbank borrowings, the average interest rate was 5.84% and 2.26% in 2003 and 2004, respectively, and maturities at December 31, 2004 were as follows:

                                     2004(1)
                                  --------------
2005                              Ps      59,069
2006                                      49,248
                                  --------------
                                  Ps     108,317
                                  ==============

----------
(1) The schedule of payments of Interbank Borrowings as of December 31, 2004 differ of the schedule of payments presented in the Annual Report of year 2003, due to the prepayments made by the Bank during year 2004.

(18)  BORROWINGS FROM DOMESTIC DEVELOPMENT BANKS

                  The Colombian government has established programs to promote the development of specific sectors of the economy. These sectors include foreign trade, agriculture, tourism and many other industries. These programs are under the administration of the Colombian Central Bank and various government entities.

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

                  These loans generally bear interest from 3% to 6% above the average rates paid by domestic banks on short-term time deposits. Loan maturities vary depending on the program (ranging from one to ten years). The Bank funds approximately 0% to 15% of the total loan balance, with the remainder being provided by the respective government agencies. Loans to customers are in the same currency and maturities as the borrowings from the agencies.

                  As of December 31, 2003 and 2004, borrowings from domestic development banks received from certain Colombian government agencies consisted of the following:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                      2003           2004
                                                                    -----------   -----------
Fondo para el Financiamiento del Sector Agropecuario                Ps  180,648   Ps  216,631
Banco de Comercio Exterior de Colombia ("Bancoldex")(1)                 426,068       334,855
Findeter                                                                 89,148       220,820
Colombian Central Bank                                                       53             -
Other                                                                    59,619        85,613
                                                                    -----------   -----------
    TOTAL                                                           Ps  755,536   Ps  857,919
                                                                    ===========   ===========

----------
(1)   2003 includes loans transferred from IFI to Bancoldex.

                  Interest rates on borrowings from domestic development banks averaged 8.26% and 8.38% in 2003 and 2004, respectively, in local currency and 5.29% and 7.45% in 2003 and 2004, respectively, in foreign currency. Maturities at December 31, 2004 were as follows:

2005                                      Ps      141,764
2006                                              100,623
2007                                              148,774
2008                                              126,730
2009                                              163,311
2010 and thereafter                               176,717
                                          ---------------
    TOTAL                                 Ps      857,919
                                          ===============

(19)  OTHER LIABILITIES

                  As of December 31, 2003 and 2004, other liabilities consisted of the following:

                                                                       2003          2004
                                                                    -----------  ------------
Unearned income                                                     Ps   11,030  Ps     8,760
Accrued severance Law 50, net of advances                                 4,510         5,033
Accrued severance pre-Law 50, net of advances to employees
   of Ps 10,438 and Ps 11,652 in 2003 and 2004, respectively             11,675        12,378
Accrued payroll and other severance benefits                             18,610        23,413
Accrued pension obligations net of deferred cost                         78,578        86,353
Negative goodwill                                                         2,313         1,426
Deferred interest on restructured loans                                  32,452        45,286
Other                                                                    15,149        50,283
                                                                    -----------  ------------
   TOTAL                                                            Ps  174,317  Ps   232,932
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

                  Colombian labor regulations entitle each employee hired before January 1, 1991 to severance pay in an amount equal to such employee's last monthly salary multiplied by the number of years in service. The Bank increases the accrued liability for such severance benefits whenever an employee's salary is increased. To allow greater flexibility in labor contracts, the Colombian government enacted Law 50 in 1990, which, among other things, permits companies to negotiate a waiver of the retroactivity component of severance pay with their employees. In August 1994, the Bank and its executive employees agreed on a plan, which waived the retroactivity component of severance pay.

                  In accordance with the Colombian Labor Code, employers must pay retirement pensions to employees who fulfill certain requirements as to age and time of service. However, the Social Security Institute and other private funds have assumed a large portion of this obligation.

            Pension obligation

                  The following is an analysis of the Bank's pension obligations for the years ended December 31, 2002, 2003 and 2004:

                                                         PROJECTED
                                                         PENSION       DEFERRED
                                                        LIABILITY        COST          NET
                                                        -----------  -----------    ----------
BALANCE AT DECEMBER 31, 2001                            Ps   72,983  Ps  (10,755)   Ps  62,228
                                                        ===========  ===========    ==========

Adjustment per actuarial valuation                           13,973      (13,973)            -
Benefits paid                                                (8,393)           -        (8,393)
Pension expense                                                   -       14,487        14,487
                                                        -----------  -----------    ----------
BALANCE AT DECEMBER 31, 2002                            Ps   78,563  Ps  (10,241)   Ps  68,322
                                                        ===========  ===========    ==========
Adjustment per actuarial valuation                           10,120      (10,120)            -
Benefits paid                                                (9,245)           -        (9,245)
Pension expense                                                   -       19,501        19,501
                                                        -----------  -----------    ----------
BALANCE AT DECEMBER 31, 2003                            Ps   79,438  Ps     (860)   Ps  78,578
                                                        ===========  ===========    ==========
Adjustment per actuarial valuation                           17,064      (17,064)            -
Benefits paid                                                (9,364)           -        (9,364)
Pension expense                                                   -       17,139        17,139
                                                        -----------  -----------    ----------
BALANCE AT DECEMBER 31, 2004                            Ps   87,138  Ps     (785)   Ps  86,353
                                                        ===========  ===========    ==========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  The present value of the obligation for pensions as of December 31, 2002, 2003, and 2004 was determined on the basis of actuarial calculations in conformity with Colombian law. The significant assumptions utilized in the actuarial calculations for the years ended December 31, 2002, 2003 and 2004 were as follows:

                                      2002       2003        2004
                                     -----      -----       -----
Discount rate                        24.82%     23.03%      21.23%
Future pension increases             17.14%     15.33%      13.72%
                                     =====      =====       =====

(20)  LONG TERM-DEBT

                  The scheduled maturities of long term-debt at December 31, 2004 are as follows:

2005                        Ps 124,966
2006                            85,985
2007                           150,878
2008                            15,630
2009                           168,280
2010 and thereafter              6,792
                            ----------
                            Ps 552,531
                            ==========

                  Long term debt consists of bonds issued by the Bank, Leasing Colombia S.A., Abocol S.A., Fundicom S.A., and by Sufinanciamiento S.A. bearing interest at the following rates:

                     BANCOLOMBIA S.A.
---------------------------------------------------------------
Issue Date            Maturity Date                Rate
----------            -------------         -------------------
11-Feb-04               11-Aug-05                DTF+1.5%
11-Feb-04               11-Feb-06                DTF+1.7%
11-Feb-04               11-Feb-07           DTF+2.00%, CPI+3.9%
11-Feb-04               11-Feb-09           DTF+2.35%, CPI+4.7%

                      ABOCOL S.A.
---------------------------------------------------------
Issue Date            Maturity Date                Rate
----------            -------------              --------
12-Aug-02               12-Aug-06                CPI+7.9%
13-Aug-02               13-Aug-06                CPI+7.9%
12-Aug-02               12-Aug-07                CPI+8.0%

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                       FUNDICOM S.A.
-------------------------------------------------------
Issue Date            Maturity Date                Rate
----------            -------------                ----
10-Aug-03               10-Aug-15                   CPI

                   SUFINANCIAMIENTO S.A.
-------------------------------------------------------
Issue Date            Maturity Date                Rate
----------            -------------                ----
11-Mar-04               11-Mar-14                  7.82%

                   LEASING COLOMBIA S.A.
--------------------------------------------------------------
Issue Date            Maturity Date                Rate
----------            -------------         ------------------
09-Dec-02               09-Jun-05                DTF+2.1%
09-Dec-02               09-Dec-05                DTF+2.2%
09-Dec-02               09-Dec-07                DTF+2.6%
09-Dec-02               09-Jun-08                DTF+2.7%
09-Dec-02               09-Dec-08                DTF+3.0%
08-Jun-04               08-Dec-05                DTF+2.0%
08-Jun-04               08-Jun-06                DTF+2.2%
08-Jun-04               08-Jun-07                DTF+2.5%
08-Jun-04               08-Jun-08                DTF+2.8%
08-Jun-04               08-Jun-09                DTF+3.0%
30-Nov-04               30-May-06                DTF+1.9%
30-Nov-04               30-Nov-06                DTF+2.0%
30-Nov-04               30-Nov-07           DTF+2.3%, CPI+4.5%
30-Nov-04               30-Nov-08                DTF+2.7%
30-Nov-04               30-Nov-09                DTF+3.0%

---------------
DTF: Average weekly rate of term deposits (issued by commercial and mortgage banks and commercial finance companies) with a maturity of 90 days.

CPI:  Consumer price index

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(21)  ACCRUED EXPENSES

                  As of December 31, 2003 and 2004, accrued expenses consisted of the following:

                                              2003            2004
                                         -------------    ------------
Interest payable                         Ps        218    Ps     1,046
Income tax payable                               6,064          10,547
Fines and sanctions (1)                         30,200          38,829
Labor obligations                                7,446           7,617
Other                                           12,245          13,610
                                         -------------    ------------
    TOTAL                                Ps     56,173    Ps    71,649
                                         =============    ============

--------------
(1)   See Note 26(d) as it refers to the Bank.

                  The statutory income tax rate for 2001 was 35%. For 2002, 2003 and 2004 the statutory income tax was 37% for the Bank, Leasing Colombia S.A., Colcorp S.A. and Fiducolombia S.A. according to an agreement of tax stability and 38.5% for the other Subsidiaries, respectively.

                  The Bank's tax liability is calculated based on the greater of
      (i) net taxable income and (ii) presumed income, which, in 2003 and 2004 is 6% of stockholders' equity.

                  The following is a reconciliation of taxable income before income taxes for the years ended December 31, 2002, 2003 and 2004:

                                                                 2002             2003            2004
                                                              -------------   ------------    -------------
Income before income taxes                                    Ps    252,998   Ps   532,019    Ps    817,488
Adjustments for consolidation purposes, net                          (7,114)       (26,722)         209,987
Difference between net operating loss
   carry-forwards and presumed income                                54,015         16,404         (134,715)
Non-deductible provisions, costs and expenses                        99,806        107,926          176,454
Nontaxable or exempt income                                        (251,005)      (420,253)        (392,273)
Difference between monetary correction for
   tax purposes and for financial reporting purposes                (27,989)       (40,040)         (47,484)
                                                              -------------   ------------    -------------
Taxable income                                                Ps    120,711   Ps   169,334    Ps    629,457

Statutory tax rate (1)                                                36.89%         36.84%           37.75%
                                                              -------------   ------------    -------------
Estimated current income tax                                  Ps     44,533   Ps    62,391    Ps    237,620
Deferred income tax expense (benefit)                                (1,915)           244            1,190
                                                              -------------   ------------    -------------
    TOTAL                                                     Ps     42,618   Ps    62,635    Ps    238,810
                                                              =============   ============    =============

----------
(1) The statutory income tax rate for 2003 and 2004 was 37% for the Bank, Leasing Colombia S.A., Colcorp S.A. and Fiducolombia S.A., according to the agreement of tax stability and 38.5% for the other Subsidiaries, respectively.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  Income taxes for the years ended December 31, 2003 and 2004 are subject to review by the tax authorities. The Bank management and its legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review.

                  The following represents a summary of the utilizable date for the fiscal losses to be amortized and the excess of presumed income over ordinary income:

                             FISCAL LOSSES TO      EXCESS OF PRESUMED INCOME
                                 AMORTIZE            OVER ORDINARY INCOME
                             ----------------     --------------------------
2005                           Ps    8,035               Ps  66,343
2006                                 2,820                    6,133
2007                                     -                        -
2008                                     -                        -
2009                                     -                        -
                               -----------               ----------
                               Ps   10,855               Ps  72,476
                               ===========               ==========

(22)  SUBSCRIBED AND PAID-IN CAPITAL

                  Subscribed and paid-in capital consisted of the following:

                                                                 2002              2003              2004
                                                              -----------       -----------      -----------
AUTHORIZED SHARES                                             670,000,000       670,000,000      670,000,000
                                                              ===========       ===========      ===========
ISSUED AND OUTSTANDING:
Common shares with a nominal value of 500 pesos               398,259,608       398,259,608      398,259,608
Preference shares with a nominal value of 500 pesos           178,435,787       178,435,787      178,435,787
                                                              ===========       ===========      ===========

                  Non-voting shares with preferred dividend will be entitled to receive a minimum preferred dividend equal to one percent (1%) of the initial offering price per preferred share for each fiscal year the bank reports profits after the Bank recoups any losses that affect its capital and deducts any contribution to a reserve account that must be made by law, and before the Bank creates or increases any other reserve. In addition, the dividend per share paid on preferred stock cannot be less than the dividend per share paid on ordinary stock (and will be increased if a higher dividend on ordinary stock is declared).

                  Each non-voting share with preferred dividend confers on its holder the right to participate in the shareholders' meetings and to vote solely on the matters provided for by law and in the By-laws:

                  A foreign capital institutional investment fund in Colombia has been constituted to hold certain non-voting preferred shares issued by the Bank and American Depositary Shares (ADSs) related to the non-voting preferred shares have been issued abroad.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(23)  APPROPRIATED RETAINED EARNINGS

                  Pursuant to Colombian law, 10% of the net income of the Bank and its Colombian Subsidiaries in each year must be appropriated with a credit to a "legal reserve fund" until its balance is equivalent to at least 50% of the subscribed capital. This legal reserve may not be reduced to less than the indicated percentage, except to cover losses in excess of undistributed earnings.

                  The component "other" in the consolidated statements of stockholders' equity corresponds to the Subsidiaries' retained earnings that are not eliminated in the consolidation process.

                  Appropriated retained earnings consist of the following:

                                                 2002              2003               2004
                                            ---------------    --------------    --------------
Legal reserve                               Ps      386,009    Ps     497,075    Ps     638,716
Additional paid - in capital                        107,359           107,359           107,359
Other reserves                                       72,819           135,920           264,406
                                            ---------------    --------------    --------------
    TOTAL                                   Ps      566,187    Ps     740,354    Ps   1,010,481
                                            ===============    ==============    ==============

                  In addition, paid-in capital of Ps 107,359 at December 31, 2002, 2003 and 2004 was recorded as part of the legal reserve, as required by the Superintendency of Banking.

(24)  DIVIDENDS DECLARED

                  The Bank's shareholders declared common stock dividends with respect to the preceding year's earnings of the Bank (the parent company) to be payable during 2003, 2004 and 2005 as indicated below:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                    2003                   2004                  2005
                              ------------------    -------------------    ------------------
Preceding  year's
  unconsolidated
  earnings                    Ps         150,923    Ps          309,772    Ps         430,807
                                   132 pesos per    272 pesos per share         376 pesos per
                                share payable in        payable in four      share payable in
                                  four quarterly              quarterly        four quarterly
                              installments of 33     installments of 68    installments of 94
                                 pesos per share        pesos per share       pesos per share
Dividends in cash             from April 2003 on     from April 2004 on    from April 2005 on
                                 398,259,608 and        398,259,608 and       398,259,608 and
                              178,435,787 common     178,435,787 common    178,435,787 common
                                 and preferences        and preferences       and preferences
                                         shares,                shares,               shares,
                                   respectively.          respectively.         respectively.

Total dividends declared      Ps          76,124    Ps          156,861    Ps         216,837

Dividends payable at
  December 31                 Ps          22,776    Ps           44,099
                              ==================    ===================    ==================

(25)  MEMORANDUM ACCOUNTS

                  At December 31, 2003 and 2004, memorandum accounts consisted of the following:

                                                                 2003              2004
                                                            ---------------  ----------------
TRUST:
  Investment trusts                                         Ps    9,566,526  Ps    14,551,133
COMMITMENTS:
  Civil litigation against the Bank                               1,000,681         1,982,256
  Unused credit card limits                                       1,387,674         1,721,090
  Issued and confirmed letters of credit                            385,837           421,643
  Uncommitted lines of credit                                       318,423           347,833
  Bank guarantees                                                   306,958           137,375
  Approved credits not disbursed                                     13,262            17,824
  Other                                                                 471             1,250
                                                            ---------------  ----------------
     TOTAL                                                  Ps   12,979,832  Ps    19,180,404
                                                            ===============  ================

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

      OTHER MEMORANDUM ACCOUNTS:

                                                                 2003              2004
                                                             --------------   ---------------
MEMORANDUM ACCOUNTS RECEIVABLE:
  Tax value of assets                                        Ps  10,764,706   Ps   12,383,426
  Assets and securities given in custody                          2,639,400         3,985,019
  Negotiable investments in debt securities                         807,824         2,143,814
  Investments available for the sale in debt securities           1,043,085         1,672,536
  Quotas of leasing for receive                                     668,172         1,082,024
  Assets and securities given as a collateral                     1,508,112           934,208
  Investments held to maturity                                      704,188           767,261
  Written-off assets                                                668,999           638,654
  Adjustments for inflation of assets                               222,117           217,785
  Accounts to receive yields trading  investments in debt
    securities                                                      133,629           165,073
  Remittances sent for collection                                    30,132            27,259
  Other memorandum account receivable                             1,696,849         1,265,149
                                                             --------------   ---------------
       TOTAL                                                 Ps  20,887,213   Ps   25,282,208

MEMORANDUM ACCOUNTS PAYABLE:
  Assets and securities received as collateral               Ps   7,650,641   Ps    8,406,554
  Qualification commercial loans                                  6,721,739         7,459,747
  Tax value of shareholders' equity                               1,742,916         2,205,064
  Assets and securities received in custody                       2,046,084         1,776,613
  Qualification consumer loans                                    1,273,292         1,653,473
  Adjustment for inflation of equity                                492,729           490,297
  Qualification small business loans                                 84,979            91,168
  Merchandise in owned warehouses                                    59,490            66,339
  Merchandise in third-party warehouses                             101,589            47,026
  Other memorandum account payable                                5,774,283        11,573,544
                                                             --------------   ---------------
     TOTAL                                                   Ps  25,947,742   Ps   33,769,825
                                                             --------------   ---------------
      TOTAL MEMORANDUM ACCOUNTS                              Ps  59,814,787   Ps   78,232,437
                                                             ==============   ===============

(26)  COMMITMENTS AND CONTINGENCIES

      THE PARENT COMPANY (THE BANK)

      a)    CONTINGENCIES COVERED BY FOGAFIN:

                  During the privatization process of Banco de Colombia (which merged with and into the Bank in 1998), completed on January 31, 1994, the Fogafin made a commitment to assume the cost of contingent liabilities resulting from events that occurred before the date when the stock was sold, that should be claimed within the five (5) subsequent years. Fogafin's guarantee covers eighty percent (80%) of the first Ps 10,000, discounting allowances, and thereafter, one hundred percent (100%), all annually adjusted according to the consumer price index.

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

                  At December 31, 2003 and 2004, the civil contingencies covered by the guarantee amounted to approximately Ps 21,500 and Ps 12,185, respectively, with allowances at the same dates amounting to Ps 1,588 and Ps 1,370. Labor contingencies amount to Ps 486 and Ps 305 and have allowances of Ps 244 and Ps 153, respectively.

         b)    LEGAL PROCESSES

                  At December 31, 2003 and 2004, other than the litigation discussed under (a) above, there were labor-related claims against the Bank amounting to approximately Ps 9,118 and Ps 10,015, respectively (the final result of such litigation is not predictable due to the controvertible nature of the obligations). The allowances for contingencies on those dates amounted to Ps 4,372 and Ps 4,911, respectively.

                  At December 31, 2003 and 2004, there were ordinary civil lawsuits, group actions, and civil actions within criminal and executive processes against the Bank with total claims of approximately Ps 85,670 and Ps 301,823, respectively and with allowances on the same dates of Ps 2,998 and Ps 4,327, respectively.

                  Allowances are recorded when processes are ruled in the first instance against the Bank or based on the opinion of the attorneys handling the litigations.

                  At December 31, 2004, the Superintendency of Banking has imposed fines on the Bank amounting to Ps 272, for which complete allowances have been created, even though the Bank considers it has filed valid arguments against the decisions of the Superintendency of Banking.

         c) CONTINGENCIES RELATED TO THE PURCHASE OF 51% OF FORMER BANCO DE COLOMBIA S.A. ("BANCO DE COLOMBIA") STOCK AND LATER MERGER WITH BANCO INDUSTRIAL COLOMBIANO ("BIC", NOW BANCOLOMBIA)

         Contingency guarantee, former Banco de Colombia

                  The selling shareholders of the majority interest of former Banco de Colombia constituted a guarantee trust in favor of the Bank with Fiduanglo (currently, Lloyds Trust) as trustee, on Bancolombia stock in order to respond for the contingencies and hidden liabilities of the sold bank. The guarantee covers claims between US$ 7,500 and US$ 30,000.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  An arbitration proceeding is currently occurring at the Arbitration Center of the Bogota Chamber of Commerce. It is now in the discovery stage. The Bank initiated this proceeding against Jaime Gilinski as one of the debtors severally liable for the whole debt, to determine the validity of the claims that the Bank has filed against the trust and to make the guarantee effective. The claims amount to approximately Ps 50,614, without including updates or interests.

         The Gilinski Case

         Criminal Investigation

                  On July 8, 2004, the prosecutor's office before the Colombian Penal Supreme Court, confirmed the previous decision of the Special Unit of the prosecutor's office for Crime against Public Administration in which this Unit declined to initiate penal action against Jorge Londono Saldarriaga and Federico Ochoa Barrera, the Bank's President and Vice-president, respectively.

                  The investigation was forwarded due to denouncements made by the Gilinski family and by companies that the family controls, stating that, during the Banco de Colombia acquisition process and its later merger with Banco Industrial Colombiano, the crimes of fraud, unauthorized operations with shareholders, and undue use of public resources, among others, were allegedly committed. In addition, the Gilinski family filed several civil legal actions against the Bank, in their condition as civilly liable third parties.

                  The above-mentioned Unit proffered a decision regarding the appeal filed by the denouncers' attorneys against the decision proffered during the first instance on December 26, 2003, and reiterated that there were no grounds for the alleged crimes, thus confirming the estoppel of the investigation. Consequently, the Bank was also exonerated of having to indemnify the denouncers as civilly liable third parties.

         Superintendency of Banking

                  The administrative court decision is still pending regarding the legality of the sanction of Ps 44 imposed by the Superintendency of Banking for an interbank credit granted by the former Banco de Colombia to Banco Industrial Colombiano when both institutions were in the process of merging. The Superintendency of Banking dismissed the other complaints made by the Gilinski family.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         Arbitration

                  Jaime Gilinski and Isaac Gilinski and some foreign successor companies of Bancol y cia S. en C. resorted to an arbitration over the alleged controversy against the Bank and some of its administrators, in which charges similar to those previously filed with various administrative and judicial agencies were alleged, relating to the acquisition process of the majority share of the former Banco de Colombia by BIC, and the later merger of these two institutions. The arbitration began on June 2, 2004, and at present the case is in the discovery stage.

                  The cause of action consists of the declaration of the inefficacy of BIC's acquisition of the majority share in the capital of the former Banco de Colombia, and as secondary causes of action, the declaration that the contract with the commitment to purchase and sell entered into by and between the parties is absolutely null and void and does not even exist, that the acquisition of the Banco de Colombia GDS's and Notes is absolutely null and void, the declaration of the Bank liability regarding the damages caused by alleged fraudulent operations and fraudulent representations regarding the above-mentioned contract; and the last secondary cause of action if none of the above should prosper was the declaration that the Bank had defaulted on the above-mentioned contract.

                  We consider that the possibility of incurring any liability from this proceeding is remote, given the fact that the legal action lacks legal and probatory support, and considering that there have been prior court pronouncements that have exonerated the Bank and its administrators from similar petitions or petitions related to the petitions made in this proceeding.

         Class Action Luis Alberto Duran Valencia

                  To date, the Bogota Supreme Court decision is still pending on the special appeal for annulment filed by the Bank regarding reviewing the effective regulations on the decision proffered by arbitration following the class action filed by Luis Alberto Duran Valencia and other shareholders of the former Banco de Colombia.

                  The mentioned decision, proffered on January 30, 2004, declared that the shareholders of the former Banco de Colombia who entered the merged institution had suffered damages derived from a deficit in the capitalization made by BIC in 1998, which the court estimated at Ps 22,408, for a net value to be paid of Ps 19,214, after deductions for costs that the court ordered. The court denied the remaining causes of action in the group action, estimated at an approximate value of Ps 400,000, and it absolved the other shareholder companies of the former BIC that had also been sued.

                  The appeal solely seeks to annul the part of the decision in dispute, which is limited to the sentence for the Bank. Regarding the other causes of action, the decision declared them res judicata in favor of the Bank legal position.

                  We consider that a liability to be incurred by the Bank, is unlikely given the existence of serious arguments that may lead to a decision that would acknowledge some of the grounds invoked in the appeal for annulment. The Bank has an allowance in the amount of Ps 15,192, as it awaits the definitive decision regarding this matter.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

   People's Action Maximiliano Echeverri M

            We consider the likelihood of the Bank's liability for this legal action, filed with the Cundinamarca Contentious Administrative Court against the Bank and the Superintendency of Banking and the Securities Superintendency, remote, because the acquisition and merger process obeyed the law and business ethics.

            The cause of action of this legal action is the declaration of violation of the group interests for administrative morality and free economic competition, due to alleged omissions by the Colombian state supervision and control agencies in the acquisition process of the former Banco de Colombia and the later merger with BIC, and alleged Bank maneuvers to prevent the shareholders of the first institution from having all of the information they required to make the decisions at hand.

   d)       NATIONAL TAX AND CUSTOMS AGENCY ("DIAN")

            For the taxable year 1996, when determining the income tax and complementary taxes, the former Banco de Colombia requested that donations to universities be considered deductions and a tax discount at the same time. DIAN proceeded to reject the deduction of the mentioned donations, arguing that this constituted dual benefit on one sole economic item, and it deemed that was not allowed pursuant to applicable law.

            On April 4, 2000, the Bank filed with the Honorable Cundinamarca Administrative Court a legal action to declare null and reestablish the right against administrative acts that modify private liquidation. On April 26, 2001, the Honorable Court proffered its decision not granting the Bank's petitions. Due to the above, an appeal was filed with the Honorable Council of State on September 18, 2001. On August 9, 2002, the Honorable Council of State revoked the first instance sentence; it annulled the sanction due to inaccuracy and confirmed the greater tax officially settled, not because of the simultaneous nature of the benefits, but because of the destination of the resources that the Bank had donated. On September 24, 2002, a special petition for reconsideration against the sentence was filed with the Open Court of the Honorable Council of State. This sentence is still pending pronouncement.

            On July 30, 2003 the Bank reached a conciliation agreement with DIAN, under the terms in 2002 Law 788 Article 98, and paid the sum of Ps 2,538, but on February 26, 2004, the Honorable Council of State rejected the request to approve the conciliation agreement entered into by the parties, and that unfavorable decision was later confirmed for a regular petition for reconsideration.

            The allowance that was constituted is Ps 7,076. The contingency is deemed probable because the Honorable State Council Open Court seldom revokes sentences that its regional courts proffer.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

            The petition for reconsideration filed by the Bank against the Official Revised Settlement of the income tax and complementary taxes for the year 1999, through which the deduction for incentives from collecting customers' taxes in the amount of Ps 4,263 was disregarded, was decided against the Bank on April 30, 2004 and the Official Revised Settlement was confirmed. The dispute pending represents Ps 3,231, which includes the tax in dispute plus late payment interests, and there is a 100% allowance for it. On September 9, 2004, a legal action was filed with the Antioquia Administrative Court, which was admitted on November 23, 2004.

            Regarding the tax on financial transactions for the year 1999, after the conciliation reached with DIAN the year before, on March 15, 2004, DIAN issued the writ to close the dossier due to termination by mutual agreement. From the previous year, a provision of Ps 9,486 had been made, which was recovered during this fiscal period.

            At December 31, 2004, DIAN and the District Tax Direction of Bogota have imposed fines on the Bank amounting to Ps 3,433 for tax collection. The Bank has filed the pertinent appeals and legal actions and has made provisions in the amount of Ps 2,020 for such fines.

   FIDUCOLOMBIA S.A.

            Executive processes have been filed against the Bank's Trust subsidiary (Fiducolombia), which in the opinion of management and attorneys handling the litigations are not likely to result in an unfavorable ruling or to affect the Trust Company.

   Carlos Paz Mendez Process

            As of December 31, 2004, there is a proceeding underway against Banco de Colombia (currently, the Bank) and the Trust Company at Civil Court 12 of Bogota. The plaintiff is Mr. Carlos Paz Mendez, and the proceedings commenced on July 16, 1993. On November 5, 1998, the tribunal issued a ruling favorable to Fiducolombia and ordered the plaintiff to pay costs. The defendant's appeal was accepted on December 14, 1998. On appeal, the Bank's and Fiducolombia's lawyer requested an audience under Article 360 of the Civil Procedural Code, and that audience was held on May 9, 2001. By means of the decision dated March 25, 2003, proceeding for annulment was admitted which has been decided and the pronouncement confirmed the first instance sentence in favor of the Trust Company and the Bank. At present, the appeal for reversal filed by the plaintiff's attorney against the sentence proffered by the Bogota Judicial District High Court on December 19, 2002, and the pronouncement confirming the first instance sentence in favor of the Trust Company and the Bank, is pending.

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

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

   Silvana Trust

            Seven proceedings are underway in the civil courts of the Bogota Circuit and in an Arbitration Court which ruled in favor of the Trust Company. All of the proceedings arise from Fiducolombia S.A.'s role as trustee in the guarantee mercantile trust agreement entered into on December 1, 1993, with Gallego Inmobiliaria S.A. and the appraisal Vector (appraisal company) made of the property.

            Two of the aforementioned proceedings terminated because of expiration. However, on December 11, 2003, a new ordinary proceeding was initiated against Fiducolombia, following a legal action filed during the month of September 2003. The Circuit Civil Court Nine ordered for all of the proceedings to be consolidated into the Tarazona Bermudez Proceeding, in order to ensure one sole legal proceeding, and it is currently in the discovery stage.

            As indicated by the Trust Company's attorneys, management considers that there will be no liability based on the facts established in the processes. The plaintiffs claim amounts to approximately Ps 718.

   Grancolombiano Group

            The "Grupo Grancolombiano" Trust that was managed by Banco de Colombia S.A. and liquidated on June 29, 1990, is subject to contingencies, among them, labor contingencies. For that purpose, a sum of money has been reserved through the "Contingency Fund" Trust managed by Fiducolombia. These sums were contributed by former trustors of the "Grupo Grancolombiano" trust with the purpose of covering such contingencies. As recommended by the lawyer for, and in compliance with the purpose established in the Minutes of Liquidation of the "Grupo Grancolombiano", 24 of the 29 proceedings filed were reconciled before a judge. Five more reconciliations occurred outside court with charge to the funds of the Contingency Fund of Grupo Grancolombiano. In the proceedings of Jorge Euclides Garcia Prado, on December 4, 2003, the fourth proceeding took place to be followed next by a decision. The proceedings of Jose del Carmen Racero Toribio, Pedro Antonio Alvarez Serpa and David Salcedo Mejia were not reconciled because the employment relationship ended when the building in which they worked was the property of the Compania Nacional de Chocolates S.A. The plaintiff integrated the litis consorcio with this company. In one case, the Court of Law in a first instance ruling limited the payment of a retirement pension, with the possibility of repeating against Nacional de Chocolates S.A. In two cases, it declared that the exception of petition before time was proven. In the remaining case, the court absolved the Bank of any liability. An appeal was filed by the parties, as a result of which the Antioquia High Court confirmed the sentence proffered by the Caucasia Circuit Civil Court. During the years 2003 and 2004 several legal actions have been filed, which were consolidated into the Dagoberto Tulio Correa proceeding, which is being decided by the Caucasia Circuit Civil Court and January 26, 2005 was indicated as the date on which the first process hearing would take place. Appeals are pending before the Superior Court of Antioquia.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

            The Trust Company's management and legal advisors do not believe that these cases will result in any additional liabilities. If any liability does result, it will affect the trust's reserve fund but not Fiducolombia itself.

   Comerintegral Ltda. Process

            The Arbitration Court summoned by Comerintegral Ltda., against Fiducolombia, proffered a decision on June 25, 2004 in favor of the Trust Company.

   Invico Ltda. Processes

            Invico Ltda. has a suit pending against the Bank and Fiducolombia S.A. in Civil Court 6 of Bogota. The plaintiff seeks a ruling declaring that the Bank and Fiducolombia S.A. must exercise the alternate right contained in
Article 1948 of the Civil Code, in reference to the land lot denominated "Granjita", pursuant to the trust mandate contracted claims amount to Ps 4,000. Proceedings began on November 9, 2001, and on January 17, 2002, the court issued a ruling dismissing the claim and ordering the plaintiff to pay costs. By means of writ dated July 16, 2002, a settlement hearing was ordered for November 5, 2002. The diligence of reconciliation was declared a failure. At present, this case is in the discovery stage and we are waiting for the expert appointed who has agreed to give his expert decision. However, it is still premature to give any views regarding said proceeding.

            Invico has also pursued "Accountability" proceedings against the Bank and Fiducolombia S.A. in Civil Court 9 of Bogota. In these proceedings Invico seeks to hold the Bank and Fiducolombia S.A. accountable for their time as trustees of its property, as a result of the appointment and choice that the former and its creditors made. The amount sought is Ps 3,000. Settlement hearings on December 4, 2001, failed. The case went to trial on November 27, 2001, beginning with the collection of evidence. On November 19, 2002, the edict dated the 25th of the same month proffered a sentence in favor of the trust company and the Bank. The sentence was appealed by the plaintiff, and such appeal is now underway. There is a large probability of success by the Bank and Fiducolombia S.A. as there is already a sentence in favor of the Trust Company and we believe that the court will not modify it.

   LEASING COLOMBIA S.A.

            Leasing Colombia S.A. has twenty-one (21) first instance litigations against it, out of which nineteen (19) correspond to extra-contractual civil liability proceedings, as a result of damages caused by company-owned vehicles and leased vehicles. In these proceedings there are defendant petitions for contract lessees and the insurance companies that cover their assets to be summoned to furnish guaranty. Without prejudice to the above, jurisprudence on the matter is clear: no sentence against a leasing company has ever been pronounced regarding such claims.

            The two remaining proceedings involve contractual liability claims by virtue of alleged Leasing Colombia S.A. default; these will probably be ruled in our favor as the claims lack legal support.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

            The economic amount of such contingencies represents the sum of Ps 7,731. This sum has not been provisioned, by virtue of the above considerations.

   SUFINANCIAMIENTO

            The legal opinion of the various attorneys regarding the proceedings being forwarded against Sufinanciamiento is that an adverse decision is a remote possibility because:

               - Most of the proceedings are first instance legal actions with nothing to indicate any adverse decision against Sufinanciamiento.

               - For the proceedings in which decisions have been proffered, the decisions were in favor of Sufinanciamiento.

               - In the case of extra-contractual civil liability or of third party civil liability claims filed regarding leased goods, jurisprudence has stated that leasing companies should not be summoned to answer because they do not have the material custody of the vehicle.

            Taking the above arguments into account, the risk of contingencies is remote and therefore no provisions have been made for such matters. Nonetheless, the claims are recorded in the Sufinanciamiento's. memorandum accounts in the amount of Ps 5,981 at the fiscal period closing corresponding to the year 2004.

   ALMACENAR S.A.

            At December 31, 2003 and 2004, labor and civil proceedings against Almacenar S.A. were underway. Due to the debatable nature of the obligations, they are difficult to quantify.

            At December 31, 2003 and 2004, there are allowances amounting to Ps 296 and Ps 509, respectively, to cover any liability resulting from these proceedings.

   ABOCOL S.A.

            At December 31, 2004, there are labor proceedings against for an approximate value of Ps 100 for which complete allowances have been created.

   BANCOLOMBIA PANAMA S.A. and its subsidiaries do not report contingencies.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

(27) FEES AND SERVICE CHARGES

            For the years ended December 31, 2002, 2003 and 2004 fees and service charges consisted of the following:

                                                2002           2003           2004
                                            -------------  -------------  -------------
Service charges                             Ps    145,561  Ps    180,888  Ps    232,706
Credit card fees                                   48,992         59,041         71,113
Credit and debit card annual fees                  44,117         57,199         73,369
Checking fees                                      40,972         45,252         46,839
Warehouse and logistic services, net               38,873         42,705         49,072
Fiduciary activities                               22,215         25,647         35,658
Commissions on letters of credit                    2,929          4,249          9,187
Commissions expense                               (51,351)       (81,956)      (115,600)
                                            -------------  -------------  -------------
     TOTAL                                  Ps    292,308  Ps    333,025  Ps    402,344
                                            =============  =============  =============

(28) ADMINISTRATIVE AND OTHER EXPENSES

            Administrative and other expenses for the years ended December 31, 2002, 2003 and 2004 consisted of the following:

                                                                  2002             2003           2004
                                                             ---------------   -------------   -----------
Public services                                              Ps       21,089   Ps     27,882   Ps   28,558
Advertising                                                           12,522          17,328        20,754
Industry and trade, property, vehicle and other taxes                 50,935          44,774        55,145
Communication, postage and freight                                    34,312          37,003        39,613
Insurance                                                             41,478          47,040        37,123
Security services                                                     18,161          17,167        18,404
Stationery and supplies                                               14,750          17,458        18,583
Amortization of deferred charges                                      35,295          27,014        16,729
Rental expenses                                                       14,668          14,167        16,963
Maintenance and repairs                                               21,854          38,049        49,794
Contributions and membership dues                                      9,270          10,287        13,177
Temporary services                                                     5,331           7,579         9,174
Travel expenses                                                        8,361           9,942        10,690
Professional fees                                                     14,533          17,614        29,167
Donations                                                              9,455           1,708        11,060
Call center services                                                  13,552           7,094         8,672
Information processes outsourcing                                      7,760          10,722        13,420
Other                                                                 29,169          49,857        54,069
                                                             ---------------   -------------   -----------
    TOTAL                                                    Ps      362,495   Ps    402,685   Ps  451,095
                                                             ===============   =============   ===========

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

(29) RELATED PARTY TRANSACTIONS

            Significant balances and transactions with related parties were as follows:

                                                  2002
                                                                                               SHAREHOLDERS WITH
                                                                                           PARTICIPATING STOCK LOWER
                            SHAREHOLDERS WITH                                                THAN 10% OF THE BANK'S
                           PARTICIPATING STOCK                                                  CAPITAL AND WITH
                         EQUAL TO OR HIGHER THAN  NON-CONSOLIDATED   BANK'S OFFICERS AND    OPERATIONS HIGHER THAN 5%
                          10% OF BANK'S CAPITAL     INVESTMENTS      BOARD OF DIRECTORS         TECHNICAL EQUITY
                         -----------------------  ----------------   -------------------   --------------------------
BALANCE SHEET
   Loans                                 28,300              7,584                 1,744                            -
   Accounts receivable                      653                218                    15                            -
                         ----------------------   ----------------   -------------------   --------------------------
    TOTAL                Ps              28,953   Ps         7,802   Ps            1,759   Ps                       -
                         ======================   ================   ===================   ==========================

   Deposits                                 575             16,201                   213                            -
   Accounts payable                           -                  7                     1                            -
                         ----------------------   ----------------   -------------------   --------------------------
     TOTAL               Ps                 575   Ps        16,208   Ps              214   Ps                       -
                         ======================   ================   ===================   ==========================

TRANSACTIONS
  INCOME
   Dividends received                         -             11,279                     -                            -
   Interest                               5,838              1,077                   179                            -
   Other                                      2                300                   148                            -
                         ----------------------   ----------------   -------------------   --------------------------
     TOTAL               Ps               5,840   Ps       12,656    Ps              327   Ps                       -
                         ======================   ================   ===================   ==========================

EXPENSES
   Interest                                  28                140                     -                            -
   Other                                      -              9,160                   132                            -
                         ----------------------   ----------------   -------------------   --------------------------
     TOTAL               Ps                  28   Ps         9,300   Ps              132   Ps                       -
                         ======================   ================   ===================   ==========================

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

                                                      2003
                                                                                                 SHAREHOLDERS WITH
                                                                                             PARTICIPATING STOCK LOWER
                               SHAREHOLDERS WITH                                               THAN 10% OF THE BANK'S
                              PARTICIPATING STOCK                                                 CAPITAL AND WITH
                            EQUAL TO OR HIGHER THAN   NON-CONSOLIDATED  BANK'S OFFICERS AND   OPERATIONS HIGHER THAN 5%
                             10% OF BANK'S CAPITAL      INVESTMENTS     BOARD OF DIRECTORS        TECHNICAL EQUITY
                            -----------------------   ----------------  -------------------  --------------------------
BALANCE SHEET
   Investment securities                         -               2,355                    -                           -
   Loans                                         -              11,061               12,246                           -
   Accounts receivable                           -               3,085                  150                           -
                            ----------------------    ----------------  -------------------  --------------------------
    TOTAL                   Ps                   -    Ps        16,501  Ps           12,396  Ps                       -
                            ======================    ================  ===================  ==========================

   Deposits                                      4              36,561                1,441                      83,793
   Overnight funds                               -                  84                    -                           -
   Accounts payable                              -                 141                    8                           -
                            ----------------------    ----------------  -------------------  --------------------------
     TOTAL                  Ps                   4    Ps        36,786  Ps            1,449  Ps                  83,793
                            ======================    ================  ===================  ==========================

TRANSACTIONS
  INCOME
   Dividends received                            -            25,777                    -                           -
   Interest                                      -             2,297                1,205                          74
   Other                                         -               269                   24                           -
                            ----------------------  ----------------  -------------------  --------------------------
     TOTAL                  Ps                   -  Ps        28,343  Ps            1,229  Ps                      74
                            ======================  ================  ===================  ==========================

EXPENSES
   Interest                                      1            12,330                   61                       5,883
   Other                                         -             2,261                   69                           -
                            ----------------------  ----------------  -------------------  --------------------------
     TOTAL                  Ps                   1  Ps        14,591  Ps              130  Ps                   5,883
                            ======================  ================  ===================  ==========================

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

                                                           2004
                                                                                                           SHAREHOLDERS WITH
                                                                                                       PARTICIPATING STOCK LOWER
                                    SHAREHOLDERS WITH                                                    THAN 10% OF THE BANK'S
                                   PARTICIPATING STOCK                                                      CAPITAL AND WITH
                                 EQUAL TO OR HIGHER THAN   NON-CONSOLIDATED     BANK'S OFFICERS AND     OPERATIONS HIGHER THAN 5%
                                  10% OF BANK'S CAPITAL      INVESTMENTS      BOARD OF DIRECTORS (1)        TECHNICAL EQUITY
                                 -----------------------   ----------------   ----------------------   --------------------------
BALANCE SHEET
   Investment securities                              -              21,443                        -                           -
   Loans                                              -               5,135                   14,995                           -
   Customer's acceptances and
     derivatives                                      -                  27                        -                           -
   Accounts receivable                                -               9,958                    3,045                           -
                                 ----------------------    ----------------    ---------------------    ------------------------
    TOTAL                        Ps                   -    Ps        36,563    Ps             18,040    Ps                     -
                                 ======================    ================    =====================    ========================
   Deposits                                           6              32,349                      812                     222,226
   Overnight funds                                    -                 106                        -                           -
   Accounts payable                                   -                   -                        -                           -
   Bonds                                              -              10,000                        -                      11,500
                                 ----------------------    ----------------    ---------------------    ------------------------
     TOTAL                       Ps                  6     Ps        42,455    Ps                812    Ps               233,726
                                 ======================    ================    =====================    ========================

TRANSACTIONS
  INCOME
   Dividends received                                 -              25,814                        -                           -
   Interest and fees                                  -               2,693                    1,626                         153
   Other                                              -                 354                        -                           -
                                 ----------------------    ----------------    ---------------------    ------------------------
     TOTAL                       Ps                   -    Ps        28,861    Ps              1,626    Ps                   153
                                 ======================    ================    =====================    ========================

EXPENSES
   Interest                                           -               4,762                       14                       6,925
   Fees                                               -                   -                       99                           -
   Other                                              -                   -                        -                           -
                                 ----------------------    ----------------    ---------------------    ------------------------
     TOTAL                       Ps                   -    Ps         4,762    Ps                113    Ps                 6,925
                                 ======================    ================    =====================    ========================

---------------
(1) For 2003 and 2004, includes, in addition to the Members of the Board of Directors, the President and the Vice-Presidents, as well as other employees who have legal representation of the Bank.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

(30)  PURCHASE OF ASSETS AND LIABILITIES

            As a growth strategy, the Bank purchased assets and liabilities from the institutions below.

            In 2003, from Instituto de Fomento Industrial ("IFI"), the Bank purchased a Loan Portfolio in Foreign Currency in the amount of US$ 1,794, equivalent to Ps 5,169 at the date of purchase. The purchase percentage was 95%.

            During 2004, the Bank purchased from Sufinanciamiento S.A., a Loan Portfolio in Local Currency in the amount of Ps 926 and the purchase percentage was 55%. From Comercia S.A. Local Currency Loan Portfolio in the amount of Ps 51,405 and the purchase percentage was 100%. From Central de Inversiones S.A. (CISA) the Bank purchased a loan portfolio in local currency in the amount of Ps 20,544 and the purchase percentage was 90%.

      SALE OF ASSETS AND LIABILITIES

            In 2003, the Bank sold Local Currency Loan Portfolio to Banco de Credito in the amount of Ps 43,776 and the sale percentage was 100%.

            In 2004, the Bank sold Local Currency Loan Portfolio with FINAGRO resources to Leasing del Valle in the amount of Ps 148 and the sale percentage was 100%.

            During 2003 and 2004, the Bank made sales of its deteriorated and written-off farming and livestock loan portfolio in the amount of Ps 1,079 and Ps 95, respectively, pursuant to an agreement entered into with Finagro in October 2001, as administrator of the National Farming and Livestock Reactivation Program resources within the legal framework set forth in Ministry of Agriculture and Rural Development Decree 967 of 2000. With this value, the total amount of the loans is understood as paid.

(31)  RECLASSIFICATIONS

            For better understanding of presentation of the financial statements of the Bank's Annual Report on Form 20-F, certain statement of operations accounts were reclassified from the financial statements as presented to stockholders.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(32) SUBSEQUENT EVENTS

            The merger of the Bank, Conavi, and Corfinsura was agreed upon mainly for the following purposes:

                  - To consolidate an institution with the ability to respond to the demands of present economic dynamics and of the international financial market.

                  - To take advantage of the complementary aspects of the institutions and of their synergy.

                  -     To diversify risks to a greater extent.

                  -     To generate a broader service-integrated portfolio.

                  - To enable financing projects of greater magnitude than those that each of the financial institutions could individually finance.

                  - To rationalize the office network into a single structure.

            In its February 18, 2005 meeting, the Bank's Board of Directors authorized the Administration to go forward with the merger process with Conavi and Corfinsura, under the following terms:

            1. Business Combination Stages

            For the combination process among the three institutions, first, a spin-off of Corfinsura is contemplated. Part of the investment portfolio that this company owns in shares, particularly in the non financial sector, along with a portion of its liabilities and equity, will be spun off to a non-financial investment company that will be created.

            Once the above-mentioned spin-off is completed, the merger between Corfinsura (after the spin-off), Conavi and the Bank will be formalized. The entities will combine through a stock for stock merger, in which the Bank will be the surviving entity.

            According to the foregoing, the merger of Conavi, Bancolombia and Corfinsura will remain subject to the condition that the spin off of Corfinsura is first perfected.

            On March 28, 2005, the general shareholders' meeting of each of the Bank, Conavi and Corfinsura approved the merger.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            2. Valuation of the Institutions

            In the same meeting, the Board analyzed the independent technical valuation study presented by BNP Paribas S.A. which contains, among other things: (i) the relative valuation of the respective contributions of the Bank, Conavi and Corfinsura for the merger and (ii) the exchange ratio applicable to the contemplated merger between the aforementioned entities.

            According to the study, the relative valuation of the respective contributions is the following:

                  -     The Bank: 75.5%

                  -     Corfinsura after the spin-off: 12.7%

                  -     Conavi: 11.8%

            Taking into account the stock that Bancolombia and Confinsura hold of Conavi before completing the merger, which is 28,5188% and 6,4639%, respectively, as well as 4,6131% of the stock that the Bank currently holds of Corfinsura, once the merger is completed, it is estimated that the shareholders of Bancolombia will hold 79,25% of the merged entity, while shareholders of Conavi and Corfinsura will hold the remaining 20.75%.

            3. Exchange Ratio

            According to the same study, the proposed exchange ratio for Conavi shareholders will be one (1) share of Bancolombia common stock or one (1) share of Bancolombia preferred stock without voting rights, at the shareholder's option, for 115,39184295 shares of Conavi. The proposed exchange ratio for Corfinsura shareholders will be one (1) share of Bancolombia common stock or one (1) share of Bancolombia preferred stock without voting rights, at the shareholder's option, for 1,48709574 shares of Corfinsura, once it has completed the spin off.

            4. Fairness Opinion

            Credit Suisse First Boston LLC assisted the Bank's Board of Directors in evaluating the exchange ratios provided in the merger agreement and the BNP report.

            5. Decisions Taken by the Board of Directors

            Finally, based on the foregoing, the Board of directors decided to submit the matter of the contemplated merger described herein to the consideration of the Bank's shareholders at the General Shareholders Meeting for their approval.

            Particularly, the directors unanimously decided:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                  - To authorize the officers of the Bank to sign, on behalf of Bancolombia, the merger agreement with Conavi and Corfinsura based on the terms suggested by the BNP Paribas S.A. valuation study.

                  - To authorize the officers of the Bank to begin taking all of the steps necessary to consummate the merger, including obtaining any required authorizations, with the objective of completing the merger in a timely fashion.

                  - To order the notice of the ordinary General Shareholders Meeting on March 28, 2005 at 10:30 a.m. in the Teatro Metropolitano de Medellin (Medellin Metropolitan Theater), where, in addition to the issues pertaining to the ordinary meeting, the following items will be submitted for the consideration and approval by the shareholders: (i) the approval of the merger agreement that the Entities will sign; (ii) the increase in authorized capital to accomplish the exchange of shares, among other things; and (iii) the issuance of common and preferred shares.

            The Board of Directors cautioned that the contemplated transaction would be subject to approval at the General Shareholders Meetings of each of the three Entities and relevant regulatory authorities.

            Having obtained the Board's authorization, on February 28, 2005, the Bank's administration signed a Merger Agreement with Conavi and Corfinsura.

            On March 18, 2005, the Bank announced its intention to sell its ownership in Almacenar, and for this reason, entrusted Colcorp to structure a possible transaction. The Bank owns a direct participation of 94.33% in the warehouse services company.

(33) DIFFERENCES BETWEEN COLOMBIAN ACCOUNTING PRINCIPLES FOR BANKS AND U.S. GAAP

            The Bank's financial statements are prepared in accordance with generally accepted accounting principles and practices prescribed by the Superintendency of Banking and other legal provisions ("Colombian GAAP"). Because these principles and regulations differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"), this note presents a reconciliation of net income and stockholders' equity to U.S. GAAP.

a)   RECONCILIATION OF NET INCOME:

            The following summarizes the principal differences between accounting practices under Colombian and U.S. GAAP and their effects on net income for the years ended December 31, 2002, 2003 and 2004:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                                          2002            2003           2004
                                                                                      ------------    ------------    ------------
CONSOLIDATED NET INCOME UNDER COLOMBIAN GAAP                                          Ps   210,380    Ps   469,384    Ps   578,678
   a) Deferred income taxes                                                                 47,014        (140,555)         49,073
   b) Employee benefit plans                                                                (2,502)          1,757           1,203
   c) Inflation adjustment                                                                       -               -               -
   d) Revaluation of assets                                                                      -               -               -
   e) Allowance for loans, financial leases losses and foreclosed assets                   (66,100)         55,908            (159)
   f) Loan origination fees and costs                                                       12,960          11,719           7,100
   g) Interest recognition on non-accrual loans                                                 98             729           1,205
   h) Deferred charges                                                                       9,125          31,787           9,422
   i) Investment securities                                                                  1,189               -           1,111
   j) Investments in unaffiliated companies                                                   (589)           (591)           (252)
   k) Investments in affiliates                                                            (19,916)         10,168         (29,548)
   l) Lessee accounting                                                                        (81)              -               -
   m) Business combinations
       m.i) Adjustment goodwill                                                             (6,889)        (10,314)         (8,504)
       m.ii) Adjustment amortization                                                        26,997          41,452          22,577
  n) Foreign currency translation adjustment                                                (4,534)          2,975          10,220
                                                                                      ------------    ------------    ------------
 CONSOLIDATED NET INCOME (LOSS) UNDER U.S. GAAP                                       Ps   207,152    Ps   474,419    Ps   642,126
                                                                                      ============    ============    ============

b) RECONCILIATION OF STOCKHOLDERS' EQUITY:

            The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on stockholders' equity for the years ended December 31, 2002, 2003, and 2004:

                                                                                          2002            2003           2004
                                                                                      ------------    ------------    ------------

CONSOLIDATED STOCKHOLDERS' EQUITY UNDER COLOMBIAN GAAP                                Ps 1,284,348    Ps 1,689,379    Ps 2,090,723
  a) Deferred income taxes                                                                  86,100         (45,234)          6,317
  b) Employee benefit plans                                                                (25,548)        (27,855)        (36,129)
  c) Inflation adjustment                                                                   43,216          43,216          43,216
  d) Revaluation of assets                                                                 (37,368)        (30,086)        (42,237)
  e) Allowance for loans, financial leases losses and foreclosed assets                     46,454         102,362         102,203
  f) Loan origination fees and costs                                                        31,637          43,356          50,456
  g) Interest recognition on non-accrual loans                                                  98             827           2,032
  h) Deferred charges                                                                      (42,484)        (10,697)         (1,275)
  i) Investment securities                                                                       -             (89)              -
  j) Investments in unaffiliated companies                                                  (6,825)         (7,416)         (7,668)
  k) Investments in affiliates                                                              31,680          41,848          12,300
  l) Lessee accounting                                                                           -               -               -
  m) Business combinations
     m.i)  Adjustment goodwill                                                             (21,229)        (31,543)        (40,047)
     m.ii) Adjustment amortization                                                          23,366          64,818          87,395
                                                                                      ------------    ------------    ------------
                                                                                           129,097         143,507         176,563
                                                                                      ------------    ------------    ------------
CONSOLIDATED STOCKHOLDERS' EQUITY UNDER U.S. GAAP                                     Ps 1,413,445    Ps 1,832,886    Ps 2,267,286
                                                                                      ============    ============    ============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

C) ANALYSIS OF CHANGES IN STOCKHOLDERS' EQUITY:

            The following summarizes the changes in stockholders' equity under U.S. GAAP for the years ended December 31, 2002, 2003 and 2004:

                                                                     2002            2003            2004
                                                                 ------------    ------------    ------------
Balance at beginning of year                                     Ps 1,147,989    Ps 1,413,445    Ps 1,832,886
Net income                                                            207,152         474,419         642,126
Dividends declared                                                    (48,442)        (76,124)       (156,861)
Other comprehensive income (loss)                                      87,368         (18,765)         (8,469)
Other (1)                                                              19,378          39,911         (42,396)
                                                                 ------------    ------------    ------------
Balance at end of year                                           Ps 1,413,445    Ps 1,832,886    Ps 2,267,286
                                                                 ============    ============    ============

------------------------
      (1) Correspond to the Subsidiaries' retained earnings that are not eliminated in the consolidation process.

d) STATEMENT OF COMPREHENSIVE INCOME (LOSS):

                                                                     2002            2003            2004
                                                                 ------------    ------------    ------------
Net Income                                                       Ps   207,152    Ps   474,419    Ps   642,126
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments                                4,534          (2,975)        (10,220)
Components of other comprehensive from
       equity method investees                                          9,470               -               -
Unrealized gain or (loss) on securities available for sale             72,635         (13,196)          7,716
Additional minimum pension liability
       offset to shareholder's equity                                     729          (2,594)         (5,965)
                                                                 ------------    ------------    ------------
Other comprehensive income (loss)                                      87,368         (18,765)         (8,469)
                                                                 ------------    ------------    ------------
Comprehensive income                                             Ps   294,520    Ps   455,654    Ps   633,657
                                                                 ============    ============    ============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

        OTHER COMPREHENSIVE INCOME (LOSS)

                                      2002

                                                    BEFORE-TAX       (TAX EXPENSE)     NET-OF-TAX
                                                      AMOUNT          OR BENEFIT         AMOUNT
                                                   -------------    --------------    ------------
Components of other comprehensive from
     equity method investees                       Ps     14,570    Ps      (5,100)   Ps     9,470
Unrealized gain or (loss) on securities
     available for sale                                  115,294           (42,659)         72,635
Additional minimum pension liability                       1,122              (393)            729
Foreign currency translation adjustment                    4,534                 -           4,534
                                                   -------------    --------------    ------------
Other comprehensive income (loss)                  Ps    135,520    Ps     (48,152)   Ps    87,368
                                                   =============    ==============    ============

                                      2003

                                                    BEFORE-TAX       (TAX EXPENSE)     NET-OF-TAX
                                                      AMOUNT          OR BENEFIT         AMOUNT
                                                   -------------    --------------    ------------
Unrealized gain or (loss) on securities
     available for sale                            Ps    (20,947)   Ps       7,751    Ps   (13,196)
Additional minimum pension liability                      (4,064)            1,470          (2,594)
Foreign currency translation adjustment                   (2,975)                -          (2,975)
                                                   -------------    --------------    ------------
Other comprehensive income (loss)                  Ps    (27,986)   Ps       9,221    Ps   (18,765)
                                                   =============    ==============    ============

                                      2004

                                                    BEFORE-TAX       (TAX EXPENSE)     NET-OF-TAX
                                                      AMOUNT          OR BENEFIT         AMOUNT
                                                   -------------    --------------    ------------
Unrealized gain or (loss) on securities
     available for sale                            Ps      8,750    Ps      (1,034)   Ps     7,716
Additional minimum pension liability                      (9,477)            3,512          (5,965)
Foreign currency translation adjustment                  (10,220)                -         (10,220)
                                                   -------------    --------------    ------------
Other comprehensive income (loss)                  Ps    (10,947)   Ps       2,478    Ps    (8,469)
                                                   =============    ==============    ============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)


      ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                                       COMPONENTS OF
                                ADDITIONAL       FOREIGN           UNREALIZED             OTHER                ACCUMULATED
                                 MINIMUM         CURRENCY        GAINS (LOSSES)        COMPREHENSIVE              OTHER
                                 PENSION       TRANSLATION            ON              INCOME FROM EQUITY      COMPREHENSIVE
                                LIABILITY       ADJUSTMENT         SECURITIES         METHOD INVESTEES           INCOME
                               ------------    ------------      --------------       ------------------     --------------
Beginning balance 2002         Ps    (2,489)   Ps         -      Ps        (770)        Ps      (9,470)      Ps     (12,729)
Current-period change                   729           4,534              72,635                  9,470               87,368
                               ------------    ------------      --------------         --------------       --------------
Ending balance 2002                  (1,760)          4,534              71,865                      -               74,639
                               ============    ============      ==============         ==============       ==============

Beginning balance 2003               (1,760)          4,534              71,865                      -               74,639
Current-period change                (2,594)         (2,975)            (13,196)                     -              (18,765)
                               ------------    ------------      --------------         --------------       --------------
Ending balance 2003                  (4,354)          1,559              58,669                      -               55,874
                               ============    ============      ==============         ==============       ==============

Beginning balance 2004               (4,354)          1,559              58,669                      -               55,874
Current-period change                (5,965)        (10,220)              7,716                      -               (8,469)
                               ------------    ------------      --------------         --------------       --------------
Ending balance 2004            Ps   (10,319)   Ps    (8,661)     Ps      66,385         Ps           -       Ps      47,405
                               ============    ============      ==============         ==============       ==============

SUMMARY OF SIGNIFICANT DIFFERENCES AND REQUIRED U.S. GAAP DISCLOSURES

a) DEFERRED INCOME TAXES:

            Under Colombian GAAP, deferred income taxes are generally recognized for timing differences (not temporary differences as in SFAS No. 109) for commercial and manufacturing subsidiaries. For financial companies, the Superintendency of Banking has restricted inclusion of timing differences related to the amortization of fiscal losses and the excess of presumed income over ordinary income as a deferred tax asset.

            Under U.S. GAAP, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized.

            Income tax expense under U.S. GAAP is comprised of the following components for the years ended at December 31, 2002, 2003 and 2004:

                                                  2002              2003             2004
                                               -----------       -----------     -------------
Current income tax expense                     Ps   44,533       Ps   62,391     Ps    237,620
Deferred income tax (benefit) expense              (48,930)          140,799           (47,883)
                                               -----------       -----------     -------------
       TOTAL                                   Ps   (4,397)      Ps  203,190     Ps    189,737
                                               ===========       ===========     =============

            Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2003 and 2004 were as follows:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                             2003              2004
                                                        --------------    ----------------
    DEFERRED TAX ASSETS AND LIABILITIES

DEFERRED TAX ASSETS:
  Accrual of employee benefits                          Ps      10,265    Ps        13,410
  Allowance for loan losses                                     14,718                   -
  Fixed assets                                                  52,866              67,321
  Tax losses                                                    37,342              36,357
  Forward, future and swaps effect                              12,687               8,362
  Allowance for foreclosed assets                               29,581              27,863
  Fiduciary assets                                               9,892               5,671
  Accrued expenses                                               3,414              17,110
  Other                                                         14,401              18,248
                                                        --------------    ----------------
    Total gross deferred tax assets                            185,166             194,342
    Less valuation allowance                                   (83,584)             (5,330)
                                                        --------------    ----------------
       NET DEFERRED TAX ASSET                           Ps     101,582    Ps       189,012
                                                        --------------    ----------------

DEFERRED TAX LIABILITIES:
   Unrealized gain on investment securities             Ps      34,908    Ps        35,943
   Allowance for loan losses                                         -               3,677
   Loan origination fees and cost                               16,039              18,707
   Intangible assets                                                 -              26,819
   Inflation adjustments                                        39,508              48,637
   Goodwill recognition                                         24,632              33,012
   Excess of accrued income over valuation income               19,162               8,924
   Other                                                        12,248               7,848
                                                        --------------    ----------------
     TOTAL DEFERRED LIABILITIES                                146,498             183,567
                                                        --------------    ----------------
        NET DEFERRED ASSET (LIABILITY)                  Ps     (44,916)   Ps         5,445
                                                        ==============    ================

      The valuation allowance for deferred tax assets as of December 31, 2003 and 2004 was Ps 83,584 and Ps 5,330, respectively. The net change in the total valuation allowance for the year ended December 31, 2003 was an increase of Ps 22,328 and for the year ended December 31, 2004 was an decrease of Ps 78,254. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31,

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

      The 35% income tax nominal rate for year 2002, and the 37% income tax nominal rate for years 2003 and 2004 differs from (2%), 30% and 23% effective rate for years 2002, 2003 and 2004, due to the following:

                                                  2002           2003          2004
                                               ------------   -----------   -----------
Income before tax U.S. GAAP                    Ps   202,755   Ps  677,609   Ps  831,863
                                               ------------   -----------   -----------
35% tax (for year 2002) and 37% tax (for
  years 2003 and 2004)                               70,964       250,716       307,789
Nondeductible items / provisions                     27,159        26,946        15,433
Nontaxable income                                   (27,003)      (81,985)      (37,662)
Others                                                7,177       (14,815)      (17,569)
Increase (decrease) valuation allowance             (82,694)       22,328       (78,254)
                                               ------------   -----------   -----------
Income tax                                     Ps    (4,397)  Ps  203,190   Ps  189,737
                                               ============   ===========   ===========

            As of December 31, 2004, the Bank had the intention of capitalize the results from its off-shore Subsidiaries. Accordingly, no deferred income tax liability was recorded for the undistributed profits of Bancolombia Panama and subsidiaries. The deferred income tax related to the undistributed profits in such Subsidiaries that was not recorded is Ps 222,925 at December 31, 2004.

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)


      Pension Plan

            In 1967, the Social Security Institute assumed the pension obligation for the majority of the Bank's employees; however, employees who had more than ten years of service prior to that date, continue to participate in the Bank's noncontributory unfunded defined benefit pension plan. Under this plan, benefits are based on length of service and level of compensation. As of December 31, 2004, there were 1,069 participants covered by the Plan.

            While Colombian GAAP requires calculation of the estimated liability using actuarial methodology given by the law, the actuarial assumptions, based on nominal discount, salary and pension increase rates, and the method of computing the net periodic pension costs differ from those required by U.S. GAAP.

      Severance obligation

            Under Colombian labor regulations, employees are entitled to receive one month's salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations to permit companies, subject to the approval of the employees, to pay the severance obligation to their employees on a current basis. Law 50 from 1990, also enabled each worker freely to choose the pension fund that will manage the amount of his/her severance paid accrued during the year. This amount must be transferred by headquarters to the pension funds no later than the following period. In order to entice the employees to change to this new method of receiving the severance benefit on a current basis, in 1999 and 2000, the Bank negotiated settlements with executive employees. These settlements consisted of the current value of their accumulated benefit plus a one-time bonus payment. The Bank elected to expense this settlement of Ps 297 and Ps 124 in its entirety during 1999 and 2000, respectively. The modification of this severance benefit represents a plan curtailment under U.S. GAAP.

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

            As of December 31, 2004 there were 2,026 participants remaining in the original severance plan.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

      DISCLOSURE AND CALCULATION OF DIFFERENCES UNDER U.S. GAAP

            The combined costs for the above mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2002, 2003 and 2004 are summarized below:

                                                        2002            2003            2004
                                                   -------------   -------------   -------------
CHANGE IN BENEFIT OBLIGATION
Unfunded benefit obligation at beginning of year   Ps    107,061   Ps    107,257   Ps    113,715
Service cost                                               1,663           1,557           1,543
Interest cost                                             26,482          25,616          25,624
Actuarial gain (loss)                                     (7,088)         (1,025)          7,763
Benefits paid                                            (20,861)        (19,690)        (21,016)
                                                   -------------   -------------   -------------
Unfunded benefit obligation at end of year         Ps    107,257   Ps    113,715   Ps    127,629
                                                   =============   =============   =============
Funded status                                           (107,257)       (113,715)       (127,629)
Unrecognized net transition loss                           7,588           6,541           5,493
Unrecognized net actuarial loss (gain)                    (3,841)         (4,872)          2,809
Unrecognized prior service cost                            1,002             860             716
                                                   -------------   -------------   -------------
Accrued benefit cost under U.S.GAAP                     (102,508)       (111,186)       (118,611)
                                                   =============   =============   =============
Accrued benefit cost under Colombian GAAP                (79,668)        (90,103)        (98,731)
                                                   -------------   -------------   -------------
Difference to be recognized under U.S. GAAP              (22,840)        (21,083)        (19,880)
                                                   -------------   -------------   -------------
Additional minimum pension liability
    offset to Stockholders' equity                        (2,708)         (6,772)        (16,249)
                                                   -------------   -------------   -------------
     TOTAL DIFFERENCE TO BE RECOGNIZED UNDER
                                                   -------------   -------------   -------------
         U.S. GAAP STOCKHOLDERS' EQUITY            Ps    (25,548)   Ps   (27,855)   Ps   (36,129)
                                                   =============   =============   =============

            The actuarial assumptions adopted have been applied net of the effects of price inflation. The resulting significant assumptions used in determining the actuarial present value of pension obligation and the projected pension obligation for the plan years were as follows:

                                  2002   2003   2004
                                 -----   ----   ----
Discount rate                      8%     8%     8%
Rate of compensation increases     2%     2%     2%
Rate of pension increases          0%     0%     0%
                                  ==     ==     ==

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                   2002            2003            2004
                                                               ----------- ---  -----------     -----------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                                   Ps    1,663      Ps    1,557     Ps    1,543
Interest cost                                                       26,482           25,616          25,624
Amortization of prior service                                          143              143             143
Amortization of unrecognized net transition obligation               1,048            1,047           1,048
Amortization of actuarial unrecognized net gain (loss)                   7                5              82
                                                               -----------      -----------     -----------
Net periodic pension cost under U.S. GAAP                           29,343           28,368          28,440
Net periodic pension cost under Colombian GAAP                      26,841           30,125          29,643
                                                               -----------      -----------     -----------
Difference to be recognized under U.S. GAAP                    Ps   (2,502)     Ps    1,757     Ps    1,203
                                                               ===========      ===========     ===========

      Estimated Future Benefit Payments

            The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                     PENSION BENEFITS               OTHER BENEFITS
                     ----------------               --------------
2005                      10,132                         8,759
2006                       8,761                         2,684
2007                       7,516                         3,159
2008                       6,597                         3,815
2009                       5,753                         3,312
Years 2010 - 2014         19,735                        28,417
                          ======                        ======

c) INFLATION ADJUSTMENT

            Since January 1, 1992, and up to December 31, 2000, the consolidated financial statements were adjusted for inflation based on the variation in the CPI for middle income-earners. The adjustment was applied monthly to non-monetary assets, equity (except for the revaluation surplus and exchange adjustment), contingent accounts and memorandum accounts. No adjustment was made to income, costs and expenses, and the financial statements for the preceding period did not have to be re-expressed.

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

d) REVALUATION OF ASSETS

            In accordance with Colombian GAAP, reappraisals of a portion of the Bank's premises and equipment, equity investments and other non-monetary assets are made periodically and recorded in offsetting accounts which are shown under the asset caption "reappraisal of assets" and the stockholders' equity caption "Surplus from reappraisals of assets". The last valuation was in December 2004. Under U.S. GAAP, reappraisals of assets are not permitted.

e) ALLOWANCE FOR LOAN LOSSES

            The methodology for evaluating loans under Colombian GAAP, as discussed in Note 2 (h), is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentage estimates, established by the Superintendency of Banking. Under both Colombian GAAP and U.S. GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to operations.

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

            The following summarizes the allowance for loan and financial lease losses under Colombian GAAP and U.S. GAAP at December 31, 2002, 2003 and 2004:

                                                                               2002          2003            2004
                                                                          ------------   -------------  -----------
ALLOWANCE FOR LOANS, FINANCIAL LEASE LOSSES AND FORECLOSED
  ASSETS UNDER COLOMBIAN GAAP
Allowance for loans and financial lease losses                            Ps   341,156   Ps   400,838   Ps  434,378
Allowance for accrued interest and other receivable                             18,073          5,597         4,729
Allowance for foreclosed assets                                                107,962        135,121       140,865
                                                                          ------------   ------------   -----------
                                                                          Ps   467,191   Ps   541,556   Ps  579,972
                                                                          ------------   ------------   -----------
ALLOWANCE FOR LOAN LOSSES UNDER U.S. GAAP

Allowance for loans, financial lease, accrued interest
  losses and other related receivable
                                                                               348,502        363,068       393,138
Allowance for foreclosed assets                                                 72,235         76,126        84,631
                                                                          ------------   ------------   -----------
                                                                          Ps   420,737   Ps   439,194   Ps  477,769
                                                                          ------------   ------------   -----------
DIFFERENCE TO BE RECOGNIZED AS AN ADJUSTMENT TO
 COLOMBIAN GAAP STOCKHOLDERS' EQUITY                                      Ps    46,454   Ps   102,362   Ps  102,203
                                                                          ============   ============   ===========

            An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP during the year ended December 31, 2003 and 2004 is as follows:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                         2003            2004
                                                                      ----------      -----------
Provision at the beginning of the period                                348,502           363,068
Currency Translation and other adjustments                                 (284)          (12,751)
Acquisitions of Business (Sufinanciamiento)                              11,854                 -
Charge-offs                                                            (112,393)          (55,032)
Recoveries                                                             (130,408)          (78,584)
Charged to profit and loss account                                      245,797           176,437
                                                                      ---------       -----------
Provision at the end of the period (1)                                  363,068           393,138
                                                                      =========       ===========
Gross Loans and financial leases                                      8,029,668        10,035,239
 Closing customers provisions as a percentage of gross loans               4.52%             3.92%
 Customers charges against profits as percentage of gross loans            3.06%             1.76%

-------------------
(1) Includes financial leases.

            At December 31, 2002, 2003, and 2004, the carrying value of loans considered to be impaired, under SFAS No. 114 (not including restructured loans) was approximately Ps 136,718, Ps 329,864 and Ps 118,710, respectively, and the related allowance for loan losses on those impaired loans totaled Ps 121,253, Ps 153,089 and Ps 22,243, respectively.

            For the years ended December 31, 2002, 2003 and 2004, the Bank recognized interest income of approximately Ps 5,594, Ps 5,586 and Ps 6,653 respectively, on such impaired loans.

            The total amount of loans evaluated under a methodology different than SFAS 114 methodology was Ps 9,500,198.

            Foreclosed assets Under Colombian GAAP, the Bank must design and adopt its own internal models for the calculation of provisions for foreclosed assets by means of which the expected loss for all types of assets is estimated. For real estate, the provision is equal to 30% of the value of the asset at the time of receipt and must be constituted in proportional monthly installments within the first year following receipt. This provision will increase an additional 30% in proportional monthly installments within the second year following receipt of the asset. Once the legal term for sale has expired without authorization to extend, the provision must be 80% of the value upon receipt. In case the term extension is granted, the remaining 20% of the provision may be constituted within said term.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

                  For moveable assets, the provision is equal to 35% of the value of the asset at the time of acquisition and must be constituted in proportional monthly installments within the first year following receipt. Said provision must be increased and additional 35% within the second year following receipt of the asset. Once the legal term for sale has expired without authorization to extend, the provision must be 100% of the book value of the asset prior to provisions. In case the term extension is granted, the remaining 30% of the provision may be constituted within said term.

                  Under U.S. GAAP, in order to assess for impairment its foreclosed assets, the Bank applies the methodology described by the SFAS 144 and SFAS 15 with respect to the method to evaluate the recoverability of the assets and to the measurement of the impairment loss. Accordingly, after a troubled debt restructuring, the Bank accounts for assets received in satisfaction of a receivable the same as if the assets had been acquired for cash. The application of SFAS 15 results in the measurement of a new cost basis for the long-lived asset received in full satisfaction of a receivable. A loss is recognized for any initial or subsequent write-down to fair value less cost to sell. A gain is recognized for any subsequent increase in fair value less cost to sell, but not in excess of the cumulative loss previously recognized for a write-down to fair value less cost to sell.

f)    LOAN ORIGINATION FEES AND COSTS

                  Under Colombian GAAP, the Bank recognizes commissions (origination fees) on loans, lines of credit and letters of credit when collected and records related direct costs when incurred. For U.S. GAAP, under SFAS No.91, "Accounting for Non-refundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases", loan origination fees and certain direct loan origination cost are deferred and recognized over the life of the related loans as an adjustment of yield.

g)    INTEREST RECOGNITION - NON-ACCRUAL LOANS

                  Since March 5, 2002, for Colombian GAAP purposes, interest income is not accrued on (i) commercial loans that are more than 90 days past due, (ii) consumer and small business loans that are more than 60 days past due or (iii) mortgage loans that are more than 120 days past due. Once a loan is non-performing, an allowance is established for 100% of the accrued interest receivable and the Bank ceases to recognize interest income on that loan. The Bank recognizes interest income on a cash basis for non-accrual loans.

                  Additionally, beginning March 25, 2003, all loans that are past due more than thirty days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until such time that the customer does not proceed to cancel. It is estimated that at December 31, 2004, approximately Ps 277 are found entered in memorandum accounts because of the adoption of this policy.

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

                  As a result, for U.S. GAAP purposes, interest income on past-due consumer and small business loans between 61 and 90 days past due for the year 2002, was included as accrued interest. Interest income from past-due mortgage loans between 91 and 120 days past due was reversed for the year 2002.

                  For the years 2003 and 2004, interest income on past due commercial, consumer and small business loans between 31 and 90 days past due, was accounted as accrued interest.

h)    DEFERRED CHARGES

                  The Bank and its Subsidiaries have deferred certain pre-operating expenses and other deferred charges, which are expensed as incurred under U.S. GAAP.

i)    INVESTMENT SECURITIES

                  Up to August 2002, under Colombian GAAP, securities were classified as "trading", "non-trading held to maturity", "permanent" and "hedges", and the first two types were divided between debt and equity securities.

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

         FOREIGN EXCHANGE GAINS AND LOSSES ON SECURITIES AVAILABLE FOR SALE

                  Under Colombian GAAP, movements resulting from changes in foreign currency exchange rates are reflected in consolidated net income. Under US GAAP, EITF 96-15, Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities, as amended by SFAS 133, the change in value of available for sale debt securities as a result of changes in foreign currency exchange rates is reflected in shareholders' equity.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

   CHANGE IN ACCOUNTING METHOD FOR INVESTMENT SECURITIES

            As required by External Circular 033 of 2002, effective September 2, 2002, the Bank changed its method of classification and valuation for investment securities. The effect of the change under Colombian GAAP was a decrease to net income of Ps 20,393. This effect was the result of a change in the methodology used to determine the fair value for investment securities. Due to the effective date of adoption, it is not practical to determine the cumulative effect of this change in accounting method as of January 1, 2002 or prior period pro forma effects.

            The effect of the change on net income under Colombian GAAP for the year ended December 31, 2002, is as follows:

                                                                       PER SHARE
                                                             2002       AMOUNTS
                                                           --------    ----------
Consolidated net income under Colombian GAAP, before
  change  in accounting method for investment securities   230,773     Ps  400.16

Effect of change in valuation method for investment
  securities at September 2, 2002, net of tax              (20,393)        (35.36)

Consolidated net income under
Colombian GAAP as reported                                 210,380     Ps  364.80
                                                           =======     ==========

            Under U.S. GAAP, investment securities that have readily determinable market values are accounted for as follows:

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

            As of December 31, 2003 and 2004, the Bank's portfolio was classified as "trading", "held to maturity" and "available for sale".

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

            The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as held-to-maturity and available for sale under U.S. GAAP are shown below:

                                                                             GROSS          GROSS
                                                                           UNREALIZED     UNREALIZED        COST
                                                           FAIR VALUE         GAINS         LOSSES          BASIS
                                                        ----------------  -------------  ------------  ---------------
AVAILABLE FOR SALE - DEBT SECURITIES
DECEMBER 31, 2003
Securities issued or secured by Colombian government    Ps     1,361,700  Ps     75,869  Ps       454  Ps    1,286,285
Securities issued or secured by government entities               87,808          8,865             1           78,944
Securities issued or secured by financial entities                93,052            646           417           92,823
Eurobonds and Euronotes                                          174,189          5,218           313          169,284
Other investments                                                 87,109             10             -           87,099
                                                        ----------------  -------------  ------------  ---------------
                                                        Ps     1,803,858   Ps    90,608   Ps    1,185  Ps    1,714,435
                                                        ================  =============  ============  ===============

                                                                              GROSS         GROSS
                                                                           UNREALIZED     UNREALIZED         COST
                                                           FAIR VALUE         GAINS         LOSSES          BASIS
                                                        ----------------  -------------  ------------  ---------------
AVAILABLE FOR SALE - DEBT SECURITIES
DECEMBER 31, 2004
Securities issued or secured by Colombian government    Ps     1,569,148  Ps     67,258  Ps       385  Ps    1,502,275
Securities issued or secured by government entities               19,060             34             -           19,026
Securities issued or secured by financial entities               190,261          3,130         5,506          192,637
Other investments                                                165,216            466           647          165,397
                                                        ----------------  -------------  ------------  ---------------
                                                        Ps     1,943,685  Ps     70,888  Ps     6,538  Ps    1,879,335
                                                        ================  =============  ============  ===============

                                                                              GROSS         GROSS
                                                                           UNREALIZED     UNREALIZED         COST
                                                           FAIR VALUE         GAINS         LOSSES          BASIS
                                                        ----------------  -------------  ------------  ---------------
HELD TO MATURITY
DECEMBER 31, 2003
Securities issued or secured by Colombian government    Ps       650,561  Ps     22,788  Ps    74,785  Ps      702,558
Other investments                                                 15,931              -            85           16,016
                                                        ----------------  -------------  ------------  ---------------
                                                        Ps       666,492  Ps     22,788  Ps    74,870  Ps      718,574
                                                        ================  =============  ============  ===============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

                                                                              GROSS         GROSS
                                                                           UNREALIZED     UNREALIZED         COST
                                                           FAIR VALUE         GAINS         LOSSES          BASIS
                                                        ----------------  -------------  ------------  ---------------
HELD TO MATURITY
DECEMBER 31, 2004
Securities issued or secured by Colombian government    Ps       590,444  Ps     17,115  Ps    87,441  Ps      660,770
Securities issued or secured by financial entities                20,728            235         2,085           22,578
Other investments                                                 43,325            246         2,037           45,116
                                                        ----------------  -------------  ------------  ---------------
                                                        Ps       654,497  Ps     17,596  Ps    91,563  Ps      728,464
                                                        ================  =============  ============  ===============

                                                                              GROSS         GROSS
                                                                           UNREALIZED     UNREALIZED         COST
                                                           FAIR VALUE         GAINS         LOSSES          BASIS
                                                        ----------------  -------------  ------------  ---------------
AVAILABLE FOR SALE - EQUITY SECURITIES
DECEMBER 31, 2003
Corfinsura                                                        22,015          5,014             -           17,001
                                                        ----------------  -------------  ------------  ---------------
                                                        Ps        22,015  Ps      5,014  Ps         -  Ps       17,001
                                                        ================  =============  ============  ===============

                                                                              GROSS         GROSS
                                                                           UNREALIZED     UNREALIZED         COST
                                                           FAIR VALUE         GAINS         LOSSES          BASIS
                                                        ----------------  -------------  ------------  ---------------
AVAILABLE FOR SALE - EQUITY SECURITIES
DECEMBER 31, 2004
Corfinsura                                                        55,749         38,748             -           17,001
                                                        ----------------  -------------  ------------  ---------------
                                                        Ps        55,749  Ps     38,748  Ps         -  Ps       17,001
                                                        ================  =============  ============  ===============

            The scheduled maturities of debt securities at December 31, 2004 were as follows:

                                                                HELD TO MATURITY               AVAILABLE FOR SALE
                                                        -----------------------------   --------------------------------
                                                           AMORTIZED         FAIR           AMORTIZED          FAIR
                                                             COST            VALUE            COST             VALUE
                                                        --------------   ------------   ----------------   -------------
Due in one year or less                                 Ps     263,141   Ps   275,595   Ps       176,142   Ps    176,750
Due from one year to five years                                214,517        219,173          1,623,600       1,685,842
Due from five year to ten years                                245,779        156,555             75,483          76,992
Due more ten years                                               5,027          3,174              4,110           4,101
                                                        --------------   ------------   ----------------   -------------
    TOTAL                                               Ps     728,464   Ps   654,497   Ps     1,879,335   Ps  1,943,685
                                                        ==============   ============   ================   =============

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

          (Stated in millions of pesos and thousands of U.S. dollars)

            Investments classified as "Held to maturity" for purposes of U.S. GAAP are securities issued or secured by the Colombian government, which the bank has the intention and ability to hold to maturity.

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

      UNREALIZED LOSSES DISCLOSURE

            Investments that have been in continuous unrealized loss position for less than 12 months are:

                                                                              GROSS
                                                                            UNREALIZED      COST
                                                            FAIR VALUE       LOSSES        BASIS
                                                           ------------    -----------   -------------
AVAILABLE FOR SALE
DECEMBER 31, 2004
Securities issued or secured by Colombian government       Ps    70,353    Ps      372   Ps     70,725
Securities issued or secured by financial entities               43,911          5,506          49,417
Other investments                                               139,373            647         140,020
                                                           ------------    -----------   -------------
                                                           Ps   253,637    Ps    6,525   Ps    260,162
                                                           ============    ===========   =============

                                                                              GROSS
                                                                           UNREALIZED       COST
                                                            FAIR VALUE       LOSSES         BASIS
                                                           -----------     ----------   -------------
HELD TO MATURITY
DECEMBER 31, 2004
Securities issued or secured by Colombian government       Ps   38,176     Ps  24,508   Ps     62,684
Securities issued or secured by Government entities              3,174          1,852           5,026
Securities issued or secured by financial entities               8,450          2,084          10,534
Other investments                                               30,482            186          30,668
                                                           -----------     ----------   -------------
    TOTAL                                                  Ps   80,282     Ps  28,630   Ps    108,912
                                                           ===========     ==========   =============

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

          (Stated in millions of pesos and thousands of U.S. dollars)

            Investments that have been in continuous unrealized loss position for 12 months or longer are:

                                                                           GROSS
                                                                        UNREALIZED         COST
                                                         FAIR VALUE       LOSSES           BASIS
                                                         ----------     ----------       ---------
IMPAIRMENT AVAILABLE FOR SALE
DECEMBER 31, 2004
Securities issued or secured by Colombian government     Ps   3,769     Ps      13       Ps  3,782
                                                         ----------     ----------       ---------
    TOTAL                                                Ps   3,769     Ps      13       Ps  3,782
                                                         ==========     ==========       =========

                                                                           GROSS
                                                                        UNREALIZED          COST
                                                         FAIR VALUE       LOSSES            BASIS
                                                         ----------     ----------       -----------
IMPAIRMENT HELD TO MATURITY
DECEMBER 31, 2004
Securities issued or secured by Colombian government     Ps 112,192     Ps  62,933       Ps  175,125
                                                         ----------     ----------       -----------
    TOTAL                                                Ps 112,192     Ps  62,933       Ps  175,125
                                                         ==========     ==========       ===========

            As of December 31, 2004, most of the investment securities that presented gross unrealized losses were issued by national government, governmental entities and financial entities.

            As of December 31, 2004, 281 investment securities presented gross unrealized losses.

            No other-than-temporary impairment has been recognized for the investment in debt securities held to maturity because the Bank has the ability and the positive intent to hold these securities until the amortized cost is recovered, there does not appear to be any credit deterioration, and recovery seems probable. Held to maturity investments that presented gross unrealized losses correspond to mandatory investments.

            The amount of unrealized holding gain or loss on trading securities included in earnings during 2003 and 2004 was Ps 246,871 and Ps 266,428, respectively.

            The Bank conducts regular reviews to assess whether other than temporary impairment exists. A number of factors are considered in performing an impairment analysis of securities.

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

                  The Bank also takes into account changes in economic conditions globally, regionally, or related to specific issuers or industries that could adversely affect these values.

j) INVESTMENT IN UNAFFILIATED COMPANIES. HIGH AND MEDIUM VOLUME QUOTATION INVESTMENT SECURITIES CLASSIFIED AS "AVAILABLE FOR SALE " UNDER COLOMBIAN GAAP.

                  For purposes of Colombian GAAP, an investment in High and Medium volume quotation equity securities of an investee is recorded using the average price published by the exchange. The result of the valuation is recorded as unrealized gain or loss in shareholders' equity. The investee also records common stock dividends as income.

                  Under U.S. GAAP, an investment in non-marketable equity securities of an investee is recorded at cost if the investor cannot exercise significant influence. However, dividends paid in the form of additional shares of common stock are not recorded as income. Instead, the costs of the shares previously held are allocated equitably to the total shares held after receipt of the stock dividend. When any shares are later disposed of, a gain or loss is determined on the basis of the adjusted cost per share.

k) INVESTMENTS IN AFFILIATES. INVESTMENTS IN LOW, MINIMUM EXCHANGE OR UNQUOTED EQUITY SECURITIES CLASSIFIED AS "AVAILABLE FOR SALE" FOR PURPOSES OF COLOMBIAN GAAP.

                  Under Colombian GAAP, low and minimum volume and unquoted equity securities are valuated pursuant the shareholders' equity comparison method. Under this method, the Bank accounts for increases of shareholders' equity of the investee as reappraisal, and decreases as devaluation. If at the valuation date the shareholders' equity of the investee is less than its previous value, and the Bank had registered a reappraisal, this reappraisal is affected until it runs out. Once reappraisal runs out, the Bank records a devaluation. Likewise, if on the valuation date the shareholders' equity of the investee is greater than its previous value, and the Bank had registered a devaluation, this reappraisal is affected until it runs out. Once devaluation runs out, the Bank records a reappraisal.

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

l)    LESSEE ACCOUNTING

                  The Bank's Subsidiaries, Bancolombia Panama S.A., Sufinanciamiento S.A. and Leasing Colombia S.A., lease certain assets to third parties under non-cancelable lease arrangements. These lease arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures (with terms between three and five years).

                  Under Colombian GAAP, leases are classified into financial leases and operating leases. Since January 1, 2004, goods given in financial lease to third parties with a purchase option are recorded in the loan portfolio. Goods given in operating lease are recorded as property, plant, and equipment. For both types of leasing, the initial record must represent the value to be financed of the good given in leasing (that is, the acquisition or construction cost) and the value of the improvement and expenses that can be capitalized, which represent a greater value of the lease operation to be financed.

                  Under U.S. GAAP, a net investment in direct financing leases would be established in an account representing the present value of the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor.

        Disclosure lessor accounting.

                  The following lists the components of the net investment in direct financial leases as of December 31, 2003 and 2004:

                                                            2003            2004
                                                         ----------     ------------
Total minimum lease payments to be received              Ps 665,087     Ps 1,091,505
Estimated residual values of leased property                 41,606           55,937
Less:  Unearned income                                     (172,245)        (285,896)
                                                         ----------     ------------
Net investment in direct financial leases                Ps 534,448     Ps   861,546
                                                         ==========     ============

                  The following schedule shows the future minimum lease payments to be received on direct financial leases for each of the next five years and thereafter.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

          (Stated in millions of pesos and thousands of U.S. dollars)

          YEAR ENDED DECEMBER 31,
2005                                          Ps    346,222
2006                                                282,999
2007                                                195,522
2008                                                112,145
2009                                                 88,417
Later years, through 2010                            66,200

TOTAL MINIMUM FUTURE
                                              -------------
     LEASE PAYMENTS TO BE RECEIVED            Ps  1,091,505
                                              =============

m)    BUSINESS COMBINATIONS

        Purchase method of accounting

                  Upon a business combination, the purchase method of accounting under U.S. GAAP requires that (i) the purchase price be allocated to the identifiable acquired assets and liabilities on the basis of fair market value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs include the income of the acquired company after the date of acquisition, and (iii) the costs directly related to the purchase of a business combination be included as a cost of the acquisition and, therefore, recorded as a component of goodwill.

                  Upon a business combination, the purchase method of accounting under Colombian GAAP requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of income of the acquiring company for the period in which a business combination occurs include the income of the acquired company as if the acquisition had occurred on the first day of the reporting period and (iii) the costs directly related to the purchase business combination not be considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by management.

                  In addition, the Bank deferred and amortized other merger related charges over 36 months under Colombian GAAP, while under U.S. GAAP those charges are being amortized over 120 months.

                  The reappraisal was allocated to the acquired assets to adjust them to their fair market value. For this reason, this reappraisal was included in the determination of depreciation as of the merger. Under Colombian GAAP, the reappraisal of assets is not subject to depreciation.

                  On December 29, 2003, the Bank and its Subsidiaries acquired 99.99% of the outstanding common shares of Sufinanciamiento S.A. Under U.S. GAAP, the results of Sufinanciamiento's operations have been included in the consolidated financial statements since that date. Sufinanciamiento is a commercial financing company, specializing in automobile loans.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

          (Stated in millions of pesos and thousands of U.S. dollars)

                  The acquisition of Sufinanciamiento will allow the Bank and its Subsidiaries to complement its portfolio of products improving commercial financing activities, more specifically automobile financing. The aggregate purchase price was Ps 75,016 paid in cash. The value of the 1,415 million common shares acquired was determined based on the discounted cash flows, prepared based on the historical financial statements from January 1999 to June 2003. Sufinanciamiento's cash flows were estimated by the Bank based on the current economic environment in Colombia and the nature of the business of the acquired entity.

                  The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

                                                                FAIR VALUE OF ASSETS ACQUIRED AND
                                                               LIABILITIES ASSUMED UNDER U.S. GAAP
                                                                     AS OF DECEMBER 31, 2003
                                                               -----------------------------------
TOTAL PURCHASE PRICE, NET OF CASH ACQUIRED                                          Ps      63,622
                                                                                    --------------
Assets acquired                                                                            304,256
Premises and equipment, net                                                                  7,358
Liabilities assumed                                                                        269,268
                                                                                    --------------
NET ASSETS ACQUIRED                                                                 Ps      42,346
                                                                                    ==============
EXCESS OF COST OVER THE FAIR VALUE OF ACQUIRED NET ASSETS                                   21,276

INTANGIBLE ASSET                                                                             1,562
                                                                                    --------------
GOODWILL                                                                            Ps      19,714
                                                                                    ==============

                  The excess of purchase price amounted to Ps 21,276 and Ps 1,562 was assigned to a contract with Almacenes Exito (intangible assets) while the remaining Ps 19,714 was assigned to goodwill.

                  In 2003 Sufinanciamiento S.A. signed an agreement with Almacenes Exito, a major retailer in Colombia, whereby the former will be the only financing provider to the latter's clients. Given the significance of this agreement to Sufinanciamiento's operations and the future benefits it will bring to the Bank's strategic and financial positions, this contractual relationship has been identified as an intangible asset and fair valued by the Bank.

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
                                              =========

                  Under Colombian GAAP, the Bank consolidated Sufinanciamiento's earnings since January 1, 2003, as if the acquisition had occurred at the beginning of the year. Accordingly, virtually all of the amounts for pre-acquisition periods in the primary financial statements are different from the amounts that would be presented under U.S. GAAP. In effect, the financial statements presented as the primary financial statements are of a different reporting entity than would be required under U.S. GAAP.

                  The Bank understands that, in these circumstances, reconciliation of net income and stockholders' equity alone will not produce information content substantially similar to U.S. GAAP with respect to the pre-acquisition periods. However, given the insignificance of Sufinanciamiento's operations, the Bank decided not to present a columnar reconciliation removing the acquired business. The Bank also believes that the differences are not so pervasive that U.S. GAAP condensed income and cash flow statements are necessary.

        Goodwill and intangible assets

                  Under U.S. GAAP, from January 1, 2002, the Bank no longer amortizes goodwill, but it is subject to an annual impairment test. The Bank believes it does not have intangible assets with indefinite lives.

                  Prior to December 31, 2001, the Bank recognized an excess of fair value of acquired net assets over cost (commonly referred to as negative goodwill) on certain business combinations. Under Colombian GAAP, negative goodwill is recorded as a liability and it is amortized over a period of five years.

                  Under U.S. GAAP, as explained previously, the Bank adopted SFAS No. 141 on January 1, 2002. Upon adoption of SFAS No. 141, any unamortized negative goodwill related to an excess over cost arising from business combinations for which the acquisition date was before July 1, 2001 was written off and recognized as the effect of a change in accounting principle.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

          (Stated in millions of pesos and thousands of U.S. dollars)

                  The Bank has performed the required impairment test of each reporting unit's goodwill and concluded that there was no impairment of goodwill. Accordingly, the Bank reversed the amortization of goodwill from Colombian GAAP for the year ended 2004.

                  The activity of the goodwill and intangible assets during the years ended December 31, 2002, 2003 and 2004 is as follows:

                                                2002            2003            2004
                                           ------------   -------------   -------------
GOODWILL
Balance at beginning of year               Ps   141,553   Ps    141,553   Ps    161,267
Additions (Sufinanciamiento acquisition)              -          19,714               -
                                           ------------   -------------   -------------
Balance at end of year                     Ps   141,553   Ps    161,267   Ps    161,267
                                           ============   =============   =============

                                                      2003           2004
                                                    --------       --------
INTANGIBLE ASSETS
Balance at beginning of year                        Ps     -       Ps 1,562
Additions (Sufinanciamiento acquisition)               1,562              -
Amortization                                               -           (156)
                                                    --------       --------
Balance at end of year                              Ps 1,562       Ps 1,406
                                                    ========       ========

                  As of December 31, 2004 the total amount of goodwill outstanding is tax deductible in accordance with tax regulations in Colombia. Accordingly, deferred income taxes are recorded for the difference between the unamortized amount of goodwill under Colombian GAAP and the balance under US GAAP.

n)    FOREIGN CURRENCY TRANSLATION ADJUSTMENT

                  For Colombian GAAP, the translation adjustments resulting in the conversion of foreign currency statements was included in the determination of net income.

                  Under U.S. GAAP, according to SFAS No. 52 and SFAS No. 130, the translation adjustments shall be reported as a component of stockholders' equity, in other comprehensive income.

o)    GUARANTEES

                  In order to meet the needs of its customers, the Bank issues financial standby letters of credit and bank guarantees. At December 31, 2003 and 2004, outstanding letters of credits and bank guarantees issued by the Bank totaled Ps 692,795 and Ps 559,018, respectively.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

          (Stated in millions of pesos and thousands of U.S. dollars)

                  The table below summarizes, at December 31, 2003 and 2004, all of the Bank's guarantees where the Bank is the guarantor. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

                                                                                                             MAXIMUM POTENTIAL
                                                                                                             AMOUNT OF FUTURE
                             EXPIRE WITHIN ONE YEAR    EXPIRE AFTER ONE YEAR    TOTAL AMOUNT OUTSTANDING         PAYMENTS
                            ------------------------   ----------------------   ------------------------  ----------------------
                                2003         2004        2003          2004        2003         2004         2003        2004
                            ------------   ---------   ---------     --------   ----------  ------------  ----------  ----------
 Financial standby
  letters of credit         Ps   384,995  Ps 402,969   Ps    842    Ps 18,674   Ps 385,837  Ps   421,643  Ps 385,837  Ps 421,643

Bank guarantees                  212,557      69,104      94,401       68,271      306,958       137,375     306,958     137,375
                            ------------  ----------   ---------    ---------   ----------  ------------  ----------  ----------

     TOTAL                  Ps   597,552  Ps 472,073   Ps 95,243    Ps 86,945   Ps 692,795  Ps   559,018  Ps 692,795  Ps 559,018
                            ============  ==========   =========    =========   ==========  ============  ==========  ==========

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

p)    ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

                  As required by U.S. GAAP, the estimated fair value of the Bank's financial instruments, their carrying values and the major assumptions and methodologies used to estimate fair values at December 31, 2003 and 2004 are presented hereunder. The fair value of a financial instrument is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

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

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

          (Stated in millions of pesos and thousands of U.S. dollars)

                                                                    DECEMBER 31, 2003                DECEMBER 31, 2004
                                                             -----------------------------   ------------------------------
                                                               CARRYING       ESTIMATED        CARRYING        ESTIMATED
                                                                AMOUNT        FAIR VALUE        AMOUNT        FAIR VALUE
                                                             -------------   -------------   --------------   -------------
FINANCIAL ASSETS
  Cash and cash equivalents                                  Ps  1,446,461   Ps  1,446,461   Ps   1,249,360   Ps  1,249,360
  Investment securities                                          4,247,301       4,284,642        5,250,211       5,176,244
  Loans and accrued interest receivable on loans, net            7,745,614       7,778,555        9,722,137       9,767,980
  Customers' acceptances                                            35,806          35,806           66,494          66,494
  Forward contracts                                                (33,997)        (33,997)         (22,270)        (22,270)
  Future Contracts                                                    (279)           (279)               -               -
  Swaps                                                                  9               9             (111)           (111)
  Next day operations                                                    -               -             (219)           (219)

FINANCIAL LIABILITIES:
  Deposits                                                   Ps 10,231,997   Ps 10,231,997   Ps  11,862,116   Ps 12,030,870
  Overnight funds                                                1,118,139       1,118,139          616,494         616,494
  Bank acceptances outstanding                                      35,833          35,833           66,593          66,593
  Interbank borrowings                                             456,059         456,059          246,282         246,282
  Borrowings from domestic development banks                       755,536         755,536          857,919         857,919
  Long term debt                                                    71,818          76,933          552,531         564,417
                                                             =============   =============   ==============   =============

                  The following notes summarize the methods and assumptions used in estimating the fair values of financial instruments:

            Short-term financial instruments

                  Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach was used for cash and cash equivalents, customers' acceptances, accrued interest receivable, accounts receivable, accounts payable, accrued interest payable and bank acceptances outstanding.

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

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

          (Stated in millions of pesos and thousands of U.S. dollars)

           Loans

                  The Bank has estimated the fair value of the loan portfolio pursuant three methods depending of the type of loan being analyzed. Estimated fair value of the homogeneous loan portfolio, including consumer, mortgage and small business loans, has been determined based upon various statistical analyses. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with analyses that reflect current trends and conditions. Estimated fair value of loans with collateral has been calculated using the realizable value of collateral. Estimated fair value of restructured loans has been determined based on the present value of expected future cash flow method discounted at the loan's contractual effective rate.

            Derivatives

                  The Bank's derivatives are recorded at fair value on a daily basis in conformity with the rules prescribed by the Superintendency of Banking, in accordance with the class of instrument, as follows:

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

                  Balance sheet classification:

                  Under Colombian GAAP, the Bank's derivative instruments are grouped and presented net as either an asset or a liability.

                  U.S. GAAP restricts the ability to offset where the right of set off exists between two parties (that is, where a debtor-creditor relationship exists).

                  Typically, under U.S. GAAP, financial assets and liabilities can be offset and the net amount reported in the balance sheet when (a) each of two parties owes the other determinable amounts, (b) the reporting party has the right to set off the amount owed with the amount owed by the other party, (c) the reporting party intends to set off and (d) the right of setoff is enforceable at law.

                  Consequently, the relevant assets and liabilities would be increased by Ps 229,595 as at December 31, 2004 in a U.S. GAAP balance sheet, with no effect on net income or shareholders' equity.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

          (Stated in millions of pesos and thousands of U.S. dollars)

               Futures Contracts

                  The fair value of futures contracts and other derivatives traded in stock markets are calculated by the respective stock market where the Bank has conducted its operation.

            Deposits

                  In 2003 the carrying amount of the deposits was approximated to their fair value as they were mostly variable rate deposits. In 2004, the participation of fixed rate deposits increased; therefore, the carrying amount of the deposits does not approximate their fair value.

                  The fair value of time deposits was estimated based on the discounted value of contractual cash flows using the rates currently offered for deposits of similar remaining maturities.

                  Fair value of deposits with undefined maturities represents the amount payable on demand as of the balance sheet date.

            Interbank borrowings and borrowings from domestic development banks

                  Short-term interbank borrowings and borrowings from domestic development banks have been valued at their carrying amounts because of their relatively short-term nature. Long-term and domestic development bank borrowings have also been valued at their carrying amount because they bear interest at variable rates.

            Long term debt

                  Long term debt are bonds issued by the Bank, Leasing Colombia S.A., Abocol S.A., Fundicom S.A. and Sufinanciamiento S.A.

                  The fair value of bonds issued by the Bank, Leasing Colombia S.A. and Abocol S.A. were estimated using quoted market prices. Bonds issued by Fundicom S.A. and Sufinanciamiento S.A. are non marketable. For this reason the carrying amounts were considered to approximate fair value.

q)    PAID-IN-CAPITAL

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

r)    UNEARNED INTEREST INCOME

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

s)    EARNINGS PER SHARE

                  Under Colombian GAAP, earnings per share ("EPS") are computed by dividing net income by the weighted average number of both common and preference shares outstanding for each period presented.

                  U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as a well as a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2002, 2003 and 2004, the Bank had a simple capital structure. Therefore, there was no difference between basic or diluted EPS for these years.

                  The following summarizes information related to the computation of basic EPS for the years ended December 31, 2002, 2003 and 2004 (millions of pesos, except per share data):

                                                                 2002             2003             2004
                                                              -------------   --------------    -------------
U.S. GAAP net income                                          Ps    207,152   Ps     474,419    Ps    642,126
Less preferred share dividends                                       23,554           48,535           67,092
                                                              -------------   --------------    -------------
Income attributable to common stockholders                          183,598          425,884          575,034
                                                              =============   ==============    =============
Weighted average number of common shares
   outstanding used in basic EPS calculation (in millions)              398              398              398
                                                              -------------   --------------    -------------
Basic and Diluted earnings per share                          Ps     461.30   Ps    1,070.06    Ps   1,444.81
                                                              =============   ==============    =============

t)    CASH FLOW

                  During 2004, reserves against transactions and time deposits with the Colombian Central Bank amounted to Ps 516,648. Under Colombian GAAP, this amount is classified as cash and cash equivalent, while, for U.S. GAAP purposes, restricted cash does not represent part of cash and cash equivalents for cash flow statement presentation because it cannot be withdrawn without prior notice or penalty.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            Also, during 2004 Ps 41,574 related to restructured loans were transferred to foreclosed assets. Such transfers affect the Bank's balance sheet but do not result in cash receipts or cash payments in the period.

u)    SEGMENTS DISCLOSURE

            The following presents information about reported operating segment profit or loss, and segment assets:

                                      2002

                                                              Governmental
                                                    Small            And                    Offshore
                          Retail      Commercial   Business   Institutional  Corporate     Commercial
                          Banking      Banking      Banking     Banking     Headquarters    Banking        Trust     Leasing
                       ------------ ------------ ------------ ------------- ------------  ------------  ----------  ----------
Revenues from external
 customers             Ps   176,296 Ps    30,930 Ps    18,975 Ps      7,764 Ps   (19,835) Ps     6,628  Ps  34,327  Ps  32,884

Revenues from
 transactions with
 other operating
 segments of the same
 enterprise                  22,961       14,308        9,034        21,433      (69,367)      (31,185)      1,532        (244)

Interest income             338,468      150,885      118,925        71,606      255,965        93,871       6,338       3,848

Interest expense            135,141       14,687       12,420        55,261      172,153        70,217       2,047      20,943

Net interest revenue       203, 327      136,198      106,505        16,345       83,812        23,654       4,291     (17,095)

Depreciation and
 amortization expense             -            -            -             -       27,788           846       1,078         809

Provision for loan
 losses                      17,269        5,851        3,187           231       39,303        64,951         647       3,446

Administrative and
 other expense              254,704       34,542       29,203        30,170      157,202         3,885      21,594       7,177

Income tax expense or
 benefit                          -            -            -             -       25,364             -       5,648       1,214

Other income or
 expense, net                 1,922         (144)          51        (1,122)      16,344        86,293       1,180       1,435

Segment profit before
 distribution of
 income (expense) for
 treasury funds             132,533      140,899      102,175        14,019     (238,703)       15,708      12,363       4,334

Distribution of income
 (expense) for
 treasury funds (1)         116,985      (85,774)     (55,594)       41,547      (17,164)            -           -           -

                       ============ ============ ============ ============= ============  ============  ==========  ==========
Segment profit         Ps   249,518 Ps    55,125 Ps    46,581 Ps     55,566 Ps  (255,867) Ps    15,708  Ps  12,363  Ps   4,334
                       ============ ============ ============ ============= ============  ============  ==========  ==========

Segments assets        Ps 2,334,832 Ps 1,606,634 Ps 1,137,409 Ps    717,142 Ps 3,796,115  Ps 2,985,578  Ps  74,151  Ps 308,046
                       ============ ============ ============ ============= ============  ============  ==========  ==========

                                        All other
                       Manufacturing     Segments       Total
                       -------------   -----------  -------------
Revenues from external
 customers             Ps    (14,820)  Ps   48,564  Ps    321,713

Revenues from
 transactions with
 other operating
 segments of the same
 enterprise                    9,275         2,074        (20,179)

Interest income                1,914        24,099      1,065,919

Interest expense               5,036        22,631        510,536

Net interest revenue          (3,122)        1,468        555,383

Depreciation and
 amortization expense          1,023         5,247         36,791

Provision for loan
 losses                          329         6,415        141,629

Administrative and
 other expense                21,686        54,215        614,378

Income tax expense or
 benefit                       1,938         8,453         42,617

Other income or
 expense, net                 21,127        41,613        168,699

Segment profit before
 distribution of
 income (expense) for
 treasury funds             (12,516)        19,389        190,201

Distribution of income
 (expense) for
 treasury funds (1)                -             -              -

                       =============   ===========  =============
Segment profit         Ps    (12,516)  Ps   19,389  Ps    190,201
                       =============   ===========  =============

Segments assets        Ps    225,413   Ps  530,270  Ps 13,715,590
                       =============   ===========  =============


---------------------

(1) Those costs are calculated based on the funds that segments use or provide and do not have an impact in the final result.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2003

                                                              Governmental
                                                   Small          And                       Offshore
                           Retail    Commercial   Business    Institutional   Corporate    Commercial
                          Banking     Banking     Banking        Banking    Headquarters     Banking      Trust       Leasing
                       ------------ ------------ ------------ ------------- ------------  ------------  ----------  ----------
Revenues from external
   customers           Ps   212,472    Ps 32,502 Ps    34,906 Ps     19,007 Ps   (30,675) Ps     7,742  Ps  38,424  Ps  47,186

Revenues from
   transactions with
   other operating
   segments of the
   same enterprise           34,422       22,731       19,795        24,530      (83,150)       (7,276)        773        (314)

Interest income             453,975      179,113      132,127        56,075      386,052       150,602       5,366       8,174

Interest expense            147,647       17,395       18,361        59,119      139,860        63,874         109      50,274

Net interest revenue        306,328      161,718      113,766        (3,044)      246,192       86,728       5,257     (42,100)

Depreciation and
   amortization
   expense                        -            -            -             -       33,544           882       1,032       3,377

Provision for loan
   losses                    62,068       12,781          365         1,133       59,152        50,360       2,239       3,564

Administrative and
   other expense            336,412       40,112       38,541        24,275      168,793         7,122      23,368      12,739

Income tax expense
   or benefit                     -            -            -             -       35,498             -       6,430       4,240

Other income or
   expense, net               3,354         (462)        (449)          153       29,576        89,901       1,308      11,773

Segment profit
   before
   distribution of
   income (expense)
   for treasury funds       158,096      163,596      129,112        15,238     (135,044)      118,731      12,693      (7,375)

Distribution of
   income (expense)
   for treasury
   funds (1)                 96,777      (75,379)     (49,667)       50,866      (22,597)            -           -           -
                       ============ ============ ============ ============= ============  ============  ==========  ==========
Segment profit         Ps   254,873 Ps    88,217 Ps    79,445 Ps     66,104 Ps  (157,641) Ps   118,731  Ps  12,693  Ps  (7,375)
                       ============ ============ ============ ============= ============  ============  ==========  ==========

Segments assets        Ps 3,127,442 Ps 1,838,100 Ps 1,449,736 Ps    665,609 Ps 4,230,798  Ps 3,748,134  Ps  73,395  Ps 554,073
                       ============ ============ ============ ============= ============  ============  ==========  ==========

                                        All other
                       Manufacturing     Segments      Total
                       -------------   -----------  -------------
Revenues from external
   customers           Ps     31,400   Ps   97,157  Ps    490,121

Revenues from
   transactions with
   other operating
   segments of the
   same enterprise            16,555         2,138         30,204

Interest income                   (6)       23,951      1,395,429

Interest expense               9,008        15,007        520,654

Net interest revenue          (9,014)        8,944        874,775

Depreciation and
   amortization
   expense                     2,747         4,262         45,844

Provision for loan
   losses                        237         7,918        199,817

Administrative and
   other expense              26,035        59,006        736,403

Income tax expense
   or benefit                  1,528        14,938         62,634

Other income or
   expense, net                 (783)       14,815        149,186

Segment profit
   before
   distribution of
   income (expense)
   for treasury funds          7,611        36,930        499,588

Distribution of
   income (expense)
   for treasury
   funds (1)                       -             -              -
                       =============   ===========  =============
Segment profit         Ps      7,611   Ps   36,930  Ps    499,588
                       =============   ===========  =============

Segments assets        Ps    221,222   Ps  596,422  Ps 16,504,931
                       =============   ===========  =============


---------------------

(1) Those costs are calculated based on the funds that segments use or provide and do not have an impact in the final result.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2004

                                                              Governmental
                                                     Small          And                     Offshore
                           Retail    Commercial    Business   Institutional   Corporate    Commercial
                          Banking     Banking       Banking       Banking   Headquarters     Banking      Trust       Leasing
                       ------------ ------------ ------------ ------------- ------------  ------------  ----------  ------------
Revenues from external
   customers           Ps   226,318 Ps    33,013 Ps    34,582 Ps     20,277 Ps     5,661  Ps     7,234  Ps  49,178  Ps    88,265

Revenues from
   transactions with
   other operating
   segments of the
   same enterprise           48,585       27,669       36,438        24,402     (104,324)        4,063         817          (582)

Interest income             597,066      208,387      200,207        43,857      512,462       172,103       6,412        21,918

Interest expense            138,503       29,896       20,877        81,164      144,037        47,919           2        88,676

Net interest revenue        458,563      178,491      179,330       (37,307)     368,425       124,184       6,410       (66,758)

Depreciation and
   amortization
   expense                        -            -            -             -       41,584           357       1,085         4,462

Provision for loan
   losses                    51,614        3,265        4,358          (326)     (24,416)       36,046       1,165        20,293

Administrative and
    other expense           371,517       46,997       46,078        28,622      208,845         8,262      26,112        18,951

Income tax expense
   or benefit                     -            -            -             -      200,967             -      10,355        10,278

Other income or
   expense, net              (1,121)        (528)           -             -      (42,172)       19,304       1,275        15,721

Segment profit
    before
    distribution of
    income (expense)
    for treasury funds      309,214      188,383      199,914       (20,924)    (199,390)      110,120      18,963       (17,338)

Distribution of
    income(expense)
    for treasury
     funds(1)                56,937      (46,341)     (74,825)       99,032      (34,803)            -           -             -
                       ============ ============ ============ ============= ============ ============= =========== =============
Segment profit         Ps   366,151 Ps   142,042 Ps   125,089 Ps     78,108 Ps  (234,193) Ps   110,120  Ps  18,963  Ps   (17,338)
                       ============ ============ ============ ============= ============ ============= =========== =============

Segments assets        Ps 4,064,951 Ps 2,162,364 Ps 2,125,485 Ps    597,028 Ps 5,405,788  Ps 3,463,813  Ps  91,306  Ps 1,003,995
                       ============ ============ ============ ============= ============ ============= =========== =============

                                       All other
                       Manufacturing    Segments         Total
                       -------------   -----------    -------------
Revenues from external
   customers           Ps     42,285   Ps   98,197    Ps    605,010

Revenues from
   transactions with
   other operating
   segments of the
   same enterprise            10,720         8,578           56,366

Interest income                  444        25,089        1,787,945

Interest expense              11,191        14,255          576,520

Net interest revenue         (10,747)       10,834        1,211,425

Depreciation and
   amortization
   expense                       958         4,287           52,733

Provision for loan
   losses                      1,735         2,652           96,386

Administrative and
    other expense             28,645        67,422          851,451

Income tax expense
   or benefit                  4,344        12,866          238,810

Other income or
   expense, net                 (650)        9,794            1,623

Segment profit
    before
    distribution of
    income (expense)
    for treasury funds         5,926        40,176          635,044

Distribution of
    income(expense)
    for treasury
     funds(1)                      -             -                -
                       =============   ===========    =============
Segment profit         Ps      5,926   Ps   40,176    Ps    635,044
                       =============   ===========    =============

Segments assets        Ps    247,032   Ps  584,746    Ps 19,746,508
                       =============   ===========    =============

---------------------

(1) Those costs are calculated based on the funds that segments use or provide and do not have an impact in the final result.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            The following is a reconciliation of reportable segments revenues, profit or loss and assets, to the Banks' consolidated totals:

                                                   2002             2003                  2004
                                             ---------------   -----------------    ------------------
REVENUES

Total revenues for reportable segments       Ps    1,292,716   Ps      1,792,508     Ps      2,317,457
Other revenues                                       254,266             312,598               152,480
                                             ---------------   -----------------    ------------------
   Total                                           1,546,982           2,105,106             2,469,937
                                             ---------------   -----------------    ------------------
Elimination of intersegment revenues                  20,179             (30,204)              (56,366)
                                             ---------------   -----------------    ------------------
    TOTAL REVENUES FOR REPORTABLE SEGMENTS   Ps    1,567,161   Ps      2,074,902    Ps       2,413,571
                                             ===============   =================    ==================

PROFIT OR LOSS
Total profit or loss for reportable segments Ps      170,812   Ps        462,658    Ps         594,868
Other profit or loss                                  19,389              36,930                40,176
                                             ---------------   -----------------    ------------------
   Total                                             190,201             499,588               635,044
                                             ---------------   -----------------    ------------------
Elimination of intersegment profits                   20,179             (30,204)              (56,366)
                                             ---------------   -----------------    ------------------
 NET INCOME (LOSS)                           Ps      210,380   Ps        469,384    Ps         578,678
                                             ===============   =================    ==================

ASSETS

Total assets for reportable segments         Ps   13,185,320   Ps     15,908,509    Ps      19,161,762
Other assets                                         530,270             596,422               584,746
                                             ---------------   -----------------    ------------------
   Total                                          13,715,590          16,504,931            19,746,508
                                             ---------------   -----------------    ------------------
Elimination of intersegment assets                (1,116,008)         (1,328,802)           (2,267,379)
                                             ---------------   -----------------    ------------------
  CONSOLIDATED TOTAL                         Ps   12,599,582   Ps     15,176,129    Ps      17,479,129
                                             ===============   =================    ==================


            The following summarizes the Bank's revenues and long-lived assets attributable to Colombia and other foreign countries:

                                                            2003                              2004
                                             -----------------------------------    ---------------------------
                                                                    LONG                             LONG
GEOGRAPHIC INFORMATION                           REVENUES       LIVED - ASSETS       REVENUES    LIVED - ASSETS
                                             ---------------   -----------------    -----------  --------------
Republic of Colombia                               1,954,038             754,204      2,279,535         340,304
Republic of Panama and Cayman Islands                151,068             117,863        183,400           1,692
Miami City                                                 -                   -          7,002             577
                                             ---------------   -----------------    -----------  --------------

   Total                                           2,105,106             872,067      2,469,937         342,573
   Eliminations                                      (30,204)             (1,958)       (56,366)         (1,119)
                                             ---------------   -----------------    -----------  --------------
    TOTAL, NET                                     2,074,902             870,109      2,413,571         341,454
                                             ===============   =================    ===========  ==============


                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            The segments reported embrace the following activities:

            RETAIL BANKING: The Bank's Retail Banking segment provides a wide range of financial products and services to individuals and SMEs. This segment is important for the Bank's funding and generation of revenues.

            COMMERCIAL BANKING: The Commercial Banking Segment provides commercial banking products and services to all sectors of the economy. Corporate clients are segmented by their economic activity as well as by their size. This segmentation assures adequate support and adequate pricing according to their risk level.

            SMALL BUSINESS BANKING: This segment includes legal entities with annual sales of from Ps 250 to Ps 17.1 billion in Bogota and to Ps 11.4 billion in the rest of the country and individuals with independent economic activities (trade, cattle raising, farming, and others) with annual sales of over Ps 250

            GOVERNMENTAL AND INSTITUTIONAL BANKING: This segment provides services to institutional customers subject to the supervision of the Superintendency of Banking, the Superintendency of Securities, the Superintendency of Health or the Superintendency of Family Subsidy, and also electric and financial corporations. The governmental customers include public sector entities.

            OFFSHORE COMMERCIAL BANKING: Bancolombia Panama S.A. and Bancolombia Cayman, the Bank's international Subsidiaries located in Panama and the Cayman Islands, respectively, provide a complete line of banking services mainly to Colombian customers, which includes loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments and PC Banking. Through these Subsidiaries, the Bank also offers to its high net worth customers and private banking customers investment opportunities in U.S. dollars, in savings accounts and in checking accounts, CD-time deposits, and investment funds.

            TRUST: The Bank offers, through its Subsidiary Fiducolombia S.A., a family of five mutual funds and one voluntary retirement fund, all of which are designed to provide customers with the opportunity to diversify their investments. As of December 31, 2004, Fiducolombia S.A. had Ps 2,020,227 in total assets under management, increasing 45.73% from Ps 1,386,307 in 2003. Additionally, Fiducolombia offers a broad range of products and services by type of trust, among which the following stand out: Public trust, management and payment trust, individual investment trust, real estate trust and guarantee trust.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            LEASING: Leasing Colombia S.A. and Sufinanciamiento S.A., as the Bank's Subsidiaries specialized in lease activities, offer financial and operational leases. The main activities that require lease financing are infrastructure, import of goods, international leases, real estate, vehicles for executives, leasing for suppliers, and cattle raising.

            MANUFACTURING: The manufacturing segment of the Bank provides a wide range of products to individuals and companies such us: metal parts in gray and ductile iron, both wrought and finished, such as brake systems for passenger automobiles and trucks, accessories for aqueducts and agriculture machinery. Another line of production include compound fertilizers, ammonia, ammonium nitrate and nitric acid.

            ALL OTHER SEGMENTS: Provide the following products and services:

            - Warehouse and logistics services through Almacenar S.A., a Subsidiary of the Bank;

            - Colcorp S.A. is a Subsidiary of the Bank that specializes in providing investment banking services to a variety of the Bank's customers; and

            - Comicol S.A. Comisionista de Bolsa, a Subsidiary of the Bank, offers brokerage services to the Bank's customers as well as its own customers.

      RECENT U.S. GAAP PRONOUNCEMENTS

            In December 2004, the FASB revised Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. The Bank evaluated the impact of applying FASB Statement 123 (R), and determined it will have no impact on net income or stockholders' equity.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

            In December 2004, the FASB issued Statement No. 153, Exchanges of Non-monetary Assets -an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Bank does not anticipate that the adoption of FASB Statement 153 will have a material impact on its financial position, cash flow and results of operations.

            In December 2004, the FASB issued Statement No. 152, Accounting for Real Estate Time-Sharing Transactions -an amendment of FASB Statements No. 66 and 67. This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. FASB Statement 152 will have no impact on the Bank's net income or stockholders' equity.

            In April 2004, the FASB issued FSP No. FAS 129-1, Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities. Statement 129 applies to all contingently convertible securities, including those containing contingent conversion requirements that have not been met and are not otherwise required to be included in the computation of diluted EPS in accordance with FASB Statement No. 128, Earnings per Share. To comply with paragraph 4 of Statement 129, the significant terms of the conversion features of the contingently convertible security should be disclosed to enable users of financial statements to understand the circumstances of the contingency and the potential impact of conversion. This Statement may have an impact if the Bank issues contingently convertible securities.

            In December 2003, the AICPA issued Statement of Position 03-3 ("SOP 03-3"), Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser's initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The Bank is evaluating the impacts of the SOP 03-3.