Form 20-F
period 2005-12-31
BANCOLOMBIA SA
filed 2006-06-23
CIK 1071371

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 2006

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _______________ to _______________

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report _______________

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

                               CALLE 50 NO. 51-66
                               MEDELLIN, COLOMBIA
                    (Address of principal executive offices)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

    TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH REGISTERED
    -------------------                -----------------------------------------
AMERICAN DEPOSITARY SHARES                      New York Stock Exchange
PREFERRED SHARES                                New York Stock Exchange*

----------
* Bancolombia's Preferred Shares are not listed for trading directly, but only in connection with its American Depositary Shares, which are evidenced by American Depositary Receipts, each representing 4 Preferred Shares.

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

Common Shares......   509,704,584
Preferred Shares...   218,122,421

  Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                              Yes   X     No
                                  -----      -----

    If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
           Section 13 of 15(d) of the Securities Exchange Act of 1934

                              Yes         No   X
                                  -----      -----

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes   X     No
                                  -----      -----

      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in
                  Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer   X   Accelerated filer       Non-accelerated filer
                        -----                   -----                       ----

           Indicate by check mark which financial statement item the
                        registrant has elected to follow.

                           Item 17       Item 18   X
                                   -----         -----

   If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

                              Yes         No   X
                                  -----      -----

================================================================================

                                TABLE OF CONTENTS

CERTAIN DEFINED TERMS.....................................................     i
INTERNET SITES NOT PART OF ANNUAL REPORT..................................    ii
ROUNDING; COMPARABILITY OF DATA...........................................    ii
PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION...................   iii
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS......................     v
PART I....................................................................     1
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........     1
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.........................     1
ITEM 3.   KEY INFORMATION.................................................     1
   A. SELECTED FINANCIAL DATA.............................................     1
   B. CAPITALIZATION AND INDEBTEDNESS.....................................     6
   C. REASONS FOR THE OFFER AND USE OF PROCEEDS...........................     6
   D. RISK FACTORS........................................................     7
ITEM 4.   INFORMATION ON THE COMPANY......................................    16
   A. HISTORY AND DEVELOPMENT OF THE COMPANY..............................    16
   B. BUSINESS OVERVIEW...................................................    24
   C. ORGANIZATIONAL STRUCTURE............................................    93
   D. PROPERTY, PLANT AND EQUIPMENT.......................................    94
   E. SELECTED STATISTICAL INFORMATION....................................    95
ITEM 4A.  UNRESOLVED STAFF COMMENTS.......................................   132
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................   132
   A. OPERATING RESULTS...................................................   132
   B. LIQUIDITY AND CAPITAL RESOURCES.....................................   147
   C. PATENTS, LICENSES AND CONTRACTS.....................................   151
   D. TREND INFORMATION...................................................   151
   E. OFF-BALANCE SHEET ARRANGEMENTS......................................   153
   F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.......................   154
   G. CRITICAL ACCOUNTING POLICIES AND ESTIMATES..........................   154
   H. RECENT U.S. GAAP PRONOUNCEMENTS.....................................   155
   I. RELATED PARTY TRANSACTIONS..........................................   157
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................   157
   A. DIRECTORS AND SENIOR MANAGEMENT.....................................   157
   B. COMPENSATION........................................................   163
   C. BOARD PRACTICES.....................................................   164
   D. EMPLOYEES...........................................................   166
   E. SHARE OWNERSHIP.....................................................   167
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............   167
   A. MAJOR SHAREHOLDERS..................................................   167
   B. RELATED PARTY TRANSACTIONS..........................................   169
   C. INTEREST OF EXPERTS AND COUNSEL.....................................   170
ITEM 8.   FINANCIAL INFORMATION...........................................   170
   A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL
      INFORMATION.........................................................   170
   B. SIGNIFICANT CHANGES.................................................   173
ITEM 9.   THE OFFER AND LISTING...........................................   174
   A. OFFER AND LISTING DETAILS...........................................   174
   B. PLAN OF DISTRIBUTION................................................   175
   C. MARKETS.............................................................   175
   D. SELLING SHAREHOLDERS................................................   176

   E. DILUTION............................................................   176
   F. EXPENSES OF THE ISSUE...............................................   176
ITEM 10.  ADDITIONAL INFORMATION..........................................   176
   A. SHARE CAPITAL.......................................................   176
   B. MEMORANDUM AND ARTICLES OF ASSOCIATION..............................   176
   C. MATERIAL CONTRACTS..................................................   183
   D. EXCHANGE CONTROLS...................................................   184
   E. TAXATION............................................................   185
   F. DIVIDENDS AND PAYING AGENTS.........................................   190
   G. STATEMENT BY EXPERTS................................................   190
   H. DOCUMENTS ON DISPLAY................................................   190
   I. SUBSIDIARY INFORMATION..............................................   190
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......   190
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........   216
PART II...................................................................   217
ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................   217
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE PROCEEDS....................................................   217
ITEM 15.  CONTROLS AND PROCEDURES.........................................   217
ITEM 16.  RESERVED........................................................   217
ITEM.16.A AUDIT COMMITTEE FINANCIAL EXPERT................................   218
ITEM.16.B CORPORATE GOVERNANCE AND CODE OF ETHICS.........................   218
ITEM.16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES..........................   219
ITEM.16.D PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
          PURCHASERS......................................................   219
PART III..................................................................   220
ITEM 17.  FINANCIAL STATEMENTS............................................   220
ITEM 18.  FINANCIAL STATEMENTS............................................   220
ITEM 19.  EXHIBITS........................................................   220

                              CERTAIN DEFINED TERMS

          Unless otherwise specified or if the context so requires, in this annual report:

          References to the "Annual Report" refer to this annual report on Form 20-F.

          References to "Conavi" refer to Conavi Banco Comercial y de Ahorros S.A. as it existed immediately before the Merger (as defined below).

          References to "Corfinsura" refer to Corporacion Financiera Nacional y Suramericana S.A. as it existed immediately before the Merger, taking into account the effects of its spin-off of a portion of its investment portfolio effective July 29, 2005.

          References to the "Merger" refer to the Merger of Conavi and Corfinsura with and into Bancolombia S.A., with Bancolombia S.A. as the surviving entity, which took effect on July 30, 2005 pursuant to a Merger agreement dated February 28, 2005.

          References to "Subsidiaries" refer to subsidiaries of Bancolombia S.A. in which Bancolombia S.A. holds, directly or indirectly, 50% or more of the outstanding voting shares.

          References to "Bancolombia", "BC", the "Bank", "us" or "we" refer to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, which may also act under the name of Banco de Colombia S.A., including its Subsidiaries and taking into account the effects of the Merger.

          References to "Colombia" refer to the Republic of Colombia.

          References to "peso", "pesos" or "Ps" refer to Colombian pesos.

          References to "U.S. dollar", "U.S. dollars", and "US$" are to United States dollars.

          The term "billion" means one thousand million (1,000,000,000).

                    INTERNET SITES NOT PART OF ANNUAL REPORT

          We maintain an Internet site at www.bancolombia.com.co. In addition, certain of our Subsidiaries maintain Internet sites referred to in this Annual Report, such as www.corfinsura.com and www.suvalor.com. We also refer to certain websites in this Annual Report as sources for certain information contained herein. Information contained in or otherwise accessible through these websites is not a part of this Annual Report. All references in this Annual Report to these and other Internet sites are inactive textual references to these URLs, or "uniform resource locators", and are for your informational reference only.

                         ROUNDING; COMPARABILITY OF DATA

          Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

             PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

          We maintain accounting records in Colombian pesos. The audited consolidated financial statements of Bancolombia (including its Subsidiaries) for the years ended December 31, 2003, 2004 and 2005 contained in this Annual Report (collectively, including the notes thereto, the "Financial Statements") are expressed in pesos.

          This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of Ps2,284.22 per US$1.00, which corresponds to the Tasa Representativa del Mercado ("Representative Market Rate") calculated the last business day of December 2005. The Representative Market Rate is computed and certified by the Superintendencia Financiera (the "Superintendency of Finance"), the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including BC). The Superintendency of Finance also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements, and converting amounts in foreign currency to Colombian pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On May 31, 2006, the Representative Market Rate was Ps2,486.07 per US$1.00.

          The accounting practices and the preparation of financial statements of the Bank and its Subsidiaries follow the special regulations of the Colombian Superintendency of Finance, or, in the absence of such regulations, generally accepted accounting principles in Colombia ("Colombian GAAP"). Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). References to Colombian GAAP in this Annual Report are to Colombian GAAP as supplemented by the applicable rules of the Colombian Superintendency of Finance.

          For consolidation purposes under Colombian GAAP, financial statements of the Bank and its Subsidiaries must be prepared under uniform accounting policies. In order to comply with this requirement, financial statements of foreign Subsidiaries were adjusted as required by Colombian regulations with regard to investments, loans and leased assets.

          The Bank consolidates companies in which it holds, directly or indirectly, 50% or more of outstanding voting shares. The Bank's subsidiary Bancolombia (Panama) S.A. ("Bancolombia Panama") consolidates the following companies: Bancolombia Cayman S.A., Sistema de Inversiones y Negocios S.A., Sinesa Holding Company Limited and Future Net S.A.. The Bank's subsidiary Almacenes Generales de Deposito Mercantil S.A. - Almacenar ("Almacenar") consolidates the companies Unicargo de Colombia S.A. and Compania de Distribucion y Transporte S.A. - Ditransa. The subsidiary Colcorp S.A. Corporacion Financiera - ("Colcorp") consolidates the companies Inmobiliaria Bancol S.A., Valores Simesa S.A., Fundicom S.A., Comecol S.A and Todo Uno Colombia S.A. The Bank's subsidiary Leasing Colombia S.A. Compania de Financiamiento Comercial ("Leasing Colombia") consolidates the following companies: Compania Suramericana de Arrendamiento Operativo S.A. Surenting ("Surenting") and Suleasing Internacional S.A. (which consolidates Suleasing Internacional Inc.). The Bank's subsidiary Compania Suramericana de Valores S.A. Suvalor Comisionista de Bolsa ("Suvalor") consolidates Suvalor Panama S.A.

          On April 3, 1998, Banco Industrial Colombiano S.A. ("BIC") merged with Banco de Colombia. In connection with this merger, BIC changed its name to Bancolombia S.A. and began conducting its commercial activities, products and services under the commercial name of "Bancolombia". Then, in July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, after Corfinsura spun-off a portion of its investment portfolio. For more information please see
Item 4. Information on the Company - A. History and Development of the Company.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This Annual Report contains certain forward-looking statements within the meaning and subject to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and information relating to us that is not based on historical facts but instead on the beliefs of management as well as assumptions made on the basis of information currently available to us. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intend", "plan", "predict", "target", "forecast", "guideline", "should", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements appear throughout this Annual Report and reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, changes in general economic and business conditions; changes in laws, regulations or policies in the jurisdictions in which we do business; sovereign risks; liquidity risks; changes in currency exchange rates and interest rates; the failure of management to realize expected synergies related to the Merger; introduction of competing products by other companies; lack of acceptance of new products or services by our targeted customers; changes in business strategy and various other factors both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should our underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Forward-looking statements speak only as of the date they are made and are subject to change, and the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events.

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

               -    increased costs;

               - unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

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

          Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

          The selected consolidated financial data as of December 31, 2004 and 2005, and for each of the three fiscal years in the period ended December 31, 2005 set forth below has been derived from our audited Consolidated Financial Statements included in this Report. The selected consolidated financial data as of December 31, 2001, 2002 and 2003, and for each of the two fiscal years in the period ended December 31, 2002 set forth below have been derived from our audited consolidated financial statements for the respective periods, which are not included herein.

          The Consolidated Financial Statements for the years ended December 31, 2003, 2004 and 2005 were audited by Deloitte & Touche Ltda., independent accountants. For the years ended December 31, 2001 and 2002, our Consolidated Financial Statements were audited by KPMG Ltda. independent accountants.

          The selected consolidated financial data should be read in conjunction with the consolidated financial statements, related notes thereto, and the reports of the independent public accounting firms.

          In order to provide a better understanding of BC's financial statements, certain reclassifications were made in the consolidated balance sheets for fiscal years 2001, 2002 and 2003. As a result, certain figures provided in this Annual Report for the years ended December 31, 2001, 2002 and 2003, such as net accounts receivable, net foreclosed assets, net operating leases, net and other assets differ from those reported in the Bank's annual reports for the years ended December 31, 2001, 2002 and 2003. These reclassifications do not affect the Bank's stockholders' equity for any of the years for which the Consolidated Balance Sheets were reclassified. Additionally, reclassifications were made in the consolidated statement of operations for the periods ended December 31, 2001, 2002, 2003 and 2004, in order to unify the presentation with our quarterly reports. As a consequence, certain figures provided in this Annual Report for the years ended December 31, 2001, 2002, 2003 and 2004 differ from those reported in the Bank's Annual Report for each of the years mentioned above. These reclassifications did not have an impact on the net income for any of the years for which the consolidated statement of operations were reclassified.

                                                             AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------------------------------------
                                           2001           2002           2003          2004          2005(9)        2005(2)
                                      -------------  -------------  -------------  -------------  -------------  ------------
                                           (In millions of Ps and thousands of US$(2), except per share and per American
                                                                  Depositary Share ("ADS") amounts)
CONSOLIDATED STATEMENT OF
OPERATIONS(1):
COLOMBIAN GAAP:
Interest income.....................  Ps  1,077,354  Ps  1,150,734  Ps  1,537,818  Ps  1,803,108  Ps  3,200,084  US$1,400,952
Interest expense....................       (529,074)      (466,223)      (480,513)      (585,743)    (1,150,274)     (503,574)
                                      -------------  -------------  -------------  -------------  -------------  ------------
   NET INTEREST INCOME..............        548,280        684,511      1,057,305      1,217,365      2,049,810       897,378
Provisions for loans and accrued
   interest losses, net of
   recoveries(3)....................        (73,953)      (115,154)      (130,356)       (61,423)      (123,575)      (54,099)
Provision for foreclosed assets and
   other assets, net of recoveries..        (63,537)       (71,212)       (51,943)        (5,201)        (7,465)       (3,268)
                                      -------------  -------------  -------------  -------------  -------------  ------------
   NET INTEREST INCOME AFTER
      PROVISIONS....................        410,790        498,145        875,006      1,150,741      1,918,770       840,011
Fees and income from services and
   other operating income, net......        424,591        416,427        515,325        574,453        962,277       421,272
Operating expenses..................       (696,963)      (755,801)      (850,768)      (912,421)    (1,654,805)     (724,451)
                                      -------------  -------------  -------------  -------------  -------------  ------------
   NET OPERATING INCOME (LOSS)......        138,418        158,771        539,563        812,773      1,226,242       536,832
Net non-operating income (loss).....         51,000         79,787        (7,874)          7,140          4,650         2,035
   INCOME (LOSS) BEFORE TAXES.......        189,418        238,558        531,689        819,913      1,230,892       538,867
Minority interest (loss)............         (1,310)        14,440            330        (2,425)        (6,496)        (2,844)
Income taxes........................        (31,575)       (42,618)       (62,635)      (238,810)      (277,515)     (121,492)
                                      -------------  -------------  -------------  -------------  -------------  ------------
      NET INCOME (LOSS).............  Ps    156,533  Ps    210,380  Ps    469,384  Ps    578,678  Ps    946,881  US$  414,531
                                      =============  =============  =============  =============  =============  ============
Weighted average of Preferred and
   Common Shares outstanding(4).....    576,695,395    576,695,395    576,695,395    576,695,395    652,882,756
Basic and Diluted net operating
   income (loss) per share(4) (5)...  Ps        240  Ps        275  Ps        857  Ps      1,297  Ps      1,878  US$     0.82
Basic and Diluted net operating
   income (loss) per ADS............            960          1,101          3,427          5,189          7,513          3.28
Basic and Diluted net income (loss)
   per share(4)(5)..................            271            365            814          1,003          1,450          0.63
Basic and Diluted net income (loss)
   per ADS..........................          1,084          1,460          3,256          4,012          5,800          2.54
Cash dividends declared per share(6)             84            132            272            376            508          0.22
Cash dividends declared per ADS.....            336            528          1,088          1,504          2,032          0.88

U.S. GAAP:(7)
Net income (loss)...................  Ps    226,048  Ps    207,152  Ps    474,419  Ps    642,126  Ps    891,121  US$  390,120
Basic and Diluted net income (loss)
   per share(8).....................            530            461          1,070          1,445          1,715          0.75
Basic and Diluted net income (loss)
   per ADS(8).......................          2,120          1,844          4,280          5,780          6,860          3.00

----------
(1) In order to unify the presentation of the consolidated statement of operations with quarterly reports, the information for fiscal years 2001, 2002, 2003 and 2004 was reclassified. This change did not have any impact on net income.

(2) Amounts stated in US$ have been translated at the rate of Ps2,284.22 to US$1.00, which is the Representative Market Rate calculated the last business day of December 2005, as reported and certified by the Superintendency of Finance.

(3) Includes a provision for accrued interest losses amounting to Ps4,965 million, Ps4,518 million, Ps5,316 million, Ps4,483 million and Ps12,379 million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively.

(4) For fiscal years 2001, 2002, 2003, and 2004, these figures include 398,259,608 Common Shares and 178,435,787 Preferred Shares. For fiscal year 2005, it includes 454,621,115 Common Shares and 198,261,641 Preferred Shares.

(5) The figure for fiscal year 2001 reflects all dividends per share distributed through December 31, 2001. Net income (loss) per share is calculated for each fiscal year on the basis of average outstanding shares during that fiscal year.

(6)  This data is presented on an annualized basis.

(7) Refer to Note 31 to the Financial Statements for the reconciliation with U.S. GAAP.

(8) Reflects all dividends per share distributed up to December 31, 2001. Under U.S. GAAP, these shares are considered outstanding since the beginning of the earliest period presented. Net income per share under U.S. GAAP is presented on the basis of net income available to common stockholders divided by the weighted average number of Common Shares outstanding (398 million for each of 2001, 2002, 2003 and 2004; and 509.7 million for 2005). See Note 31 to the Financial Statements.

(9) The consolidated statement of operations for the year ended December 31, 2005, includes Conavi and Corfinsura's results since the beginning of the year.

                                                                        AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------------------------------------
                                                   2001          2002          2003          2004         2005(5)       2005 (1)
                                               ------------  ------------  ------------  ------------  ------------  -------------
                                                             (In millions of Ps and thousands of US$ (1), except per
                                                             share and per American Depositary Share ("ADS") amounts)
CONSOLIDATED BALANCE SHEET
COLOMBIAN GAAP:
ASSETS:
Cash and due from banks...................... Ps    536,813 Ps    643,405 Ps    848,052 Ps    768,514 Ps  1,241,435  US$   543,483
Overnight funds..............................       176,666       207,684       598,409       480,846       488,587        213,897
Investment securities, net...................     2,984,552     4,343,458     4,336,724     5,250,211     8,459,703      3,703,541
Loans and financial leases, net..............     5,078,476     5,864,991     7,642,405     9,600,861    17,920,370      7,845,291
Accrued interest receivable on loans, net....        77,681        83,459       103,209       121,276       198,266         86,798
Customers' acceptances and derivatives.......        39,907       (15,662)        1,539        43,894       133,420         58,409
Accounts receivable, net.....................       104,436       149,955       163,310       173,875       590,313        258,431
Premises and equipment, net..................       320,080       317,724       337,964       346,243       623,729        273,060
Foreclosed assets, net.......................        57,012        46,002        27,676        12,206        31,360         13,729
Prepaid expenses and deferred charges........        84,483        58,403        27,831        15,950        26,898         11,776
Goodwill.....................................       141,552       118,904        99,910        73,607        50,959         22,309
Operating leases, net(4).....................       244,195       373,499       537,207         8,311       143,974         63,030
Other assets.................................       186,879       147,949       198,480       315,394       563,588        246,731
Reappraisal of assets........................       241,727       259,811       253,413       267,941       330,915        144,870
                                              ------------- ------------- ------------- ------------- -------------  -------------
   TOTAL ASSETS.............................. Ps 10,274,459 Ps 12,599,582 Ps 15,176,129 Ps 17,479,129 Ps 30,803,517  US$13,485,355
                                              ============= ============= ============= ============= =============  =============

LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits..................................... Ps  7,580,848 Ps  8,788,158 Ps 10,231,997 Ps 11,862,116 Ps 18,384,982  US$ 8,048,691
Borrowings...................................       830,654     1,117,015     1,211,595     1,104,201     3,927,551      1,719,427
Other liabilities............................       892,506     1,410,061     2,043,158     2,422,089     5,113,694      2,238,706
Shareholders' equity.........................       970,451     1,284,348     1,689,379     2,090,723     3,377,290      1,478,531
                                              ------------- ------------- ------------- ------------- -------------  -------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY Ps 10,274,459 Ps 12,599,582 Ps 15,176,129 Ps 17,479,129 Ps 30,803,517  US$13,485,355
                                              ============= ============= ============= ============= =============  =============

U.S. GAAP(2):
Shareholders' equity......................... Ps  1,147,989 Ps  1,413,445 Ps  1,832,886 Ps  2,267,286 Ps  4,125,996  US$ 1,806,304
Shareholders' equity per share(3)............         1,991         2,451         3,178         3,932         6,320           2.77
Shareholders' equity per ADS(3)..............         7,964         9,804        12,712        15,728        25,280          11,07

----------
(1) Amounts stated in US$ have been translated at the rate of Ps 2,284.22 to US$1.00, which is the Representative Market Rate calculated the last business day of December 2005, as reported and certified by the Superintendency of Banking (Now Superintendency of Finance).

(2) Refer to Note 31 to the Financial Statements for the reconciliation for U.S. GAAP.

(3) Shareholders' equity per share is calculated on the basis of the number of Common Shares and Preferred Shares. The weighted average (rounded to the nearest million) of Preferred and Common Shares outstanding was 577 million for the fiscal years ended December 31, 2001, 2002, 2003 and 2004 and 653 million for the fiscal year ended December 31, 2005.

(4) In October 23, 2003, the Superintendency of Banking (now the Superintendency of Finance) through its External Circular 040 modified the treatment of financial leases. Starting January 1, 2004, instead of recording financial leases as property, plant and equipment, companies must account for them in their loan portfolio. Additionally, according to this Circular, the assets given in financial lease contracts and recovered by the lessor because the purchase option is not exercised or because of the lessee's failure to make payments are to be classified as foreclosed assets starting January 1, 2004. In the annual report for fiscal year 2003 , these assets were included in the line "Other assets". The Bank did not recla ssify for these assets in the balance sheet for fiscal years 2001, 2002 and 2003.

(5) The consolidated balance sheet for the year ended December 31, 2005, includes Conavi and Corfinsura's results since the beginning of the year.

          Please see Item 8. Financial Information - A. Consolidated Financial Statements And Other Financial Information - A.3. Dividend Policy, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years 2001, 2002, 2003, 2004 and 2005.

          DIFFERENCES BETWEEN COLOMBIAN AND U.S. GAAP RESULTS

          The consolidated financial statements have been prepared in accordance with accounting principles and policies as summarized in Note 2 to the Financial Statements. These accounting principles and policies differ in some respects from U.S. GAAP. A reconciliation of net income, stockholders equity and cash flows under U.S. GAAP is included in Note 31 to the Financial Statements.

          Consolidated net income under U.S. GAAP for the year ended December 31, 2005 was Ps 891,121 million (compared with Ps 642,126 million for fiscal year 2004 and Ps 474,419 million for fiscal year 2003). The significant adjustments between Colombian and U.S. GAAP results primarily relate to Note 31
- Differences Between Colombian Accounting Principles for Banks and U.S. GAAP - to the Financial Statements.

                                                                        AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------------
                                                                       2001     2002     2003     2004    2005(12)
                                                                      ------   ------   ------   ------   --------
                                                                        (percentages, except for operating data)
SELECTED RATIOS:(1)
COLOMBIAN GAAP:
PROFITABILITY RATIOS:
Net interest margin(2)(11).........................................     7.30     7.43     9.22     8.75      8.12
Return on average total assets(3)..................................     1.65     1.88     3.40     3.62      3.30
Return on average shareholders' equity(4)..........................    14.58    20.42    31.14    32.14     31.49

EFFICIENCY RATIO:
Operating expenses as a percentage of interest, fees,
   services and other operating income(11).........................    71.64    68.65    54.10    50.92     54.94

CAPITAL RATIOS:
Period-end shareholders' equity as a percentage of period-end
   total assets....................................................     9.45    10.19    11.13    11.96     10.96
Period-end regulatory capital as a percentage of period-end risk-
   weighted assets(5)..............................................    10.61    11.61    13.08    13.44     10.93

CREDIT QUALITY DATA:
Non-performing loans as a percentage of total loans(6)(10).........     4.54     1.77     0.95     0.88      1.48
"C", "D" and "E" loans as a percentage of total loans(9)(10).......     9.70     9.71     4.93     3.86      3.38
Allowance for loan and accrued interest losses as a
   percentage of non-performing loans(10)..........................   122.91   316.80   515.13   496.30    259.02
Allowance for loan and accrued interest losses as a
   percentage of "C", "D" and "E" loans(9)(10).....................    57.57    57.71    99.07   113.47    113.59
Allowance for loan and accrued interest losses as a
   percentage of total loans(10)...................................     5.58     5.61     4.89     4.37      3.84

OPERATING DATA:
Number of branches(7)..............................................      323      340      354      377       678
Number of employees(8).............................................    7,518    7,581    8,001    8,609    14,562

----------
(1)  Ratios were calculated on the basis of monthly averages.

(2)  Defined as net interest income divided by average interest-earning assets.

(3)  Net income divided by average total assets.

(4)  Net income divided by average shareholders' equity.

(5)  For an explanation of risk-weighted assets and Technical Capital, see Item
     4. Information on the Company - B. Business Overview - B.7. Supervision and Regulation - Capital Adequacy Requirements.

(6) Non performing loans are small business loans that are past due 30 days or more, mortgage and consumer loans that are past due 60 days or more and commercial loans that are past due 90 days or more. (Each category includes financial leases).

(7)  Number of branches does not include branches of the Bank's Subsidiaries.

(8) The number of employees includes employees of the Bank's consolidated Subsidiaries.

(9) See Item 4. Information on the Company - E. Selected Statistical Information - E.3. Loan Portfolio - Classification of the Loan Portfolio and Credit Categories for a description of "C", "D" and "E" Loans.

(10) In October 23, 2003, the Superintendency of Banking (now the
     Superintendency of Finance) through its External Circular 040, modified the treatment of financial leases. Starting Janua ry 1, 2004, instead of recording financial leases as property, plant and equipment, companies must account for them in their loan portfolio.

(11) For fiscal years 2001, 2002, 2003 and 2004, the Net Interest Margin was modified, due to the reclassifications made in the Consolidated Statement of Operations. Additionally, the efficiency ratio was modified for fiscal years 2003 and 2004 for the same reason.

(12) Selected Ratios for the year ended December 31, 2005, include Conavi and Corfinsura's results since the beginning of the year.

     EXCHANGE RATES

          On May 31, 2006, the Representative Market Rate was Ps2,486.07 per US$1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the Superintendency of Finance calculates the Representative Market Rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including BC, for the purchase and sale of U.S. dollars.

          The following table sets forth the high and low peso per U.S. dollar exchange rates for the last six months:

RECENT EXCHANGE RATES OF PESO PER US$1.00:

        MONTH              LOW       HIGH
---------------------   --------   --------
December 2005 .......   2,272.95   2,286.83
January 2006 ........   2,262.04   2,284.22
February 2006 .......   2,308.58   2,365.79
March 2006 ..........   2,245.71   2,289.98
April 2006 ..........   2,288.67   2,375.66
May 2006 ............   2,329.35   2,518.34

Source: Superintendency of Finance.

          The following table sets forth the average peso per U.S. dollar Representative Market Rate for each of the five most recent financial years, calculated by using the average of the exchange rates on the last day of each month during the period.

                                  PESO/US$1.00
                           REPRESENTATIVE MARKET RATE

        PERIOD           AVERAGE
---------------------   --------
2001 ................   2,301.74
2002 ................   2,534.22
2003 ................   2,875.05
2004 ................   2,614.79
2005 ................   2,320.77

Source: Superintendency of Finance.

B.   CAPITALIZATION AND INDEBTEDNESS

          Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

          Not applicable.

D.   RISK FACTORS

          The factors referred to below, as well as all other information presented in this Annual Report, should be considered by investors when reviewing any forward-looking statements contained in this Annual Report, in any document incorporated by reference, if any, in this Annual Report, in any of the Bank's future public filings or press releases, or in any future oral statements made by the Bank or any of its officers or other persons acting on its behalf. The risks and uncertainties described below are not the only ones that the Bank faces. Additional risks and uncertainties that the Bank does not know about or that the Bank currently thinks are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.

D.1. RISKS RELATING TO COLOMBIA

          Most of the Bank's operations, property and customers are located in Colombia. Accordingly, the quality of our assets, financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Colombia.

D.1.I. POLITICAL, ECONOMIC AND FINANCIAL RISK FACTORS

          Political Risk Factors

          Although President Alvaro Uribe Velez was re-elected for the next four years, there is no guarantee that initiatives such as the Free Trade Agreement, the tax reform and other structural reforms required for the transfer, administrative, royalty and finance system shall be passed by Congress not only because of possible opposition from the Polo Democratico (Colombian Political Party) and Liberal parties, but because of the fragmented political groups supporting the President.

          Economic Risk Factors

          Unforeseen changes on the international scene and adverse trends in domestic macroeconomic variables may affect the country's financial stability and consequently the overall climate for investment. In this sense, phenomena affecting international interest rates or creating volatility with respect to the exchange rate could well have an overall negative effect on the Bank's results. Also, impacts to exchange terms, financial panics, shock effects from other crises and other factors that could affect the incoming flow of capital to the Colombian economy, could exacerbate difficulties with regard to the Bank's international business.

          On an internal level, changes in the country's monetary, exchange and trade policies could affect the overall business environment. Thus, should Central Bank raise interest rates this could negatively affect the Bank's assets and restrict their respective growth; variations in price levels could also affect household income and brake the current rate of investment; increases in the exchange rate could negatively affect the borrowers' financial structure in foreign currency; setbacks in trade relations with Venezuela as well as with negotiating the Free Trade Agreement with the United States could affect the financial position of the Bank's more important customers. All this would entail a negative effect on the Bank's financial statements.

          Financial Risk Factors

          Negative impacts on household income could affect the quality of the Bank's consumption loan portfolio; this is a source of instability in the mid- to long-term for the financial system as greater levels of household leverage make consumers more sensitive to changes in the economic situation, thereby increasing the probability of consumers defaulting on their credit obligations with the Bank. On the other hand, due to the amount of public debt instruments conforming the investment portfolios of Colombian financial institutions, any drop in the price of these would negatively affect the Bank's results; these losses could increase as the portfolio grows in size and the magnitude of the price drops increase. Also, any nervous tension on the world's main stock exchanges as a result of levels of volatility on international markets, could trigger a greater flow of capital towards lower-risk assets, with the consequent devaluation of the stock market, thereby affecting the trading of ADRs.

D.1.II. COLOMBIA'S ECONOMY REMAINS VULNERABLE TO EXTERNAL SHOCKS THAT COULD BE
     CAUSED BY SIGNIFICANT ECONOMIC DIFFICULTIES EXPERIENCED BY ITS MAJOR REGIONAL TRADING PARTNERS OR BY MORE GENERAL "CONTAGION" EFFECTS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON COLOMBIA'S ECONOMIC GROWTH AND ITS ABILITY TO SERVICE ITS PUBLIC DEBT

          Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

          A significant decline in the economic growth of any of Colombia's major trading partners, such as the United States and Venezuela, could have a material adverse impact on Colombia's balance of trade and adversely affect Colombia's economic growth. The United States is Colombia's largest export market. A decline in U.S. demand for imports could have a material adverse effect on Colombian exports and Colombia's economic growth, which would, in turn, have detrimental results on the business activities of the Bank. In addition, because international investors' reactions to the events occurring in one emerging market country sometimes appear to demonstrate a "contagion" effect, in which an entire region or class of investment is disfavored by international investors, Colombia could be adversely affected by negative economic or financial developments in other emerging market countries. In the past, Colombia has been adversely affected by such contagion effects on a number of occasions, including following the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian real and the 2001 Argentine financial crisis.

          Similar developments can be expected to affect the Colombian economy in the future. Such a contagion effect could be expected to lower market prices of Bancolombia's stock and threaten its liquidity, cause higher rates of past due loans in Bancolombia's loan portfolios, lead to significant weaknesses in Bancolombia's investment portfolio and diminish Colombia's ability to make payments on its public debt, which represents a significant proportion of Bancolombia's investment portfolio.

D.1.III. COLOMBIA HAS EXPERIENCED SEVERAL PERIODS OF VIOLENCE AND INSTABILITY
     AND SUCH INSTABILITY COULD AFFECT THE ECONOMY AND THE BANK

          The Colombian government (excluding departmental and municipal governments, the "Government") has historically exercised substantial influence over the Colombian economy, and its policies are likely to continue to have an important effect on Colombian entities (including the Bank), market conditions, prices, and rates of return on Colombian securities (including the Bank's securities).

          The market value of the Bank's securities and any dividends distributed by the Bank may also be affected by changes in labor costs, inflation, interest rates, taxation, social instability and other political or economic developments in Colombia. The Bank cannot provide any assurance that future developments in government policies or in the Colombian economy will not impair its business or financial condition or the market value of its stock.

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

          The Bank has taken measures that are standard industry practices in Colombia to protect itself against violence. Examples of these measures include hiring specialized private security, implementing security technology and obtaining insurance against terrorism, fire, strikes and vandalism, among other measures.

D.1.IV. RESTRICTIONS REGARDING FOREIGN INVESTMENT IN COLOMBIA

          Colombia's International Investment Statute (Decree 2080 of 2000, as amended) regulates the manner in which non-Colombian-resident entities and individuals can invest in Colombia and participate in the Colombian securities markets. Among other requirements, the statute mandates registration of certain foreign exchange transactions with the Central Bank and specifies procedures to authorize and administer certain types of foreign investments. Decree 1844 of 2003 modified Decree 2080 of 2000, simplifying the procedures for foreign investors to register their investment in Colombia with the Central Bank. International investments are regulated by the Central Bank by means of External Resolution 8 of 2000 and External Circular DCIN 83 of December 2004, setting forth in detail certain procedures regarding registration of foreign investment in Colombia.

          Investors who wish to participate in the Bank's American Depositary Receipt ("ADR") facility and hold American Depositary Shares ("ADSs") of the Bank will be required to submit to the custodian of the ADR facility certain information and comply with certain registration procedures required under the foreign investment regulations in connection with foreign exchange controls restricting the conversion of pesos into U.S. dollars. Holders of ADRs who wish to withdraw the underlying preferred shares will also have to comply with certain registration and reporting procedures among other requirements. Under the foreign investment regulations, the failure of a non-resident investor to report or register with the Central Bank foreign exchange transactions relating to investments in Colombia on a timely basis may prevent the investor from obtaining remittance rights, constitute an exchange control infraction and result in a fine.

          Article 36 of Decree 2080 of 2000 had been modified by Decree 4210 of 2004, which established that foreign portfolio investments must remain in Colombia for at least a one-year period following the date the investment was processed through the exchange market. Even though under Decree 2080 the ADR program is considered a foreign portfolio investment fund, Fiducolombia S.A., the entity that acts as local custodian, expressly stated to the Central Bank and the Superintendency of Finance that such provision shall not be applicable to the ADR program given its differences from other foreign portfolio capital investment funds and the fact that it does not represent movements of money but the registry of shares. Decree 4474 of December 2005 expressly established that receipt programs such as the ADR program shall not be subject to Decree 4210. On June 13, 2006, Article 36 of Decree 2080 of 2000 was further modified by Decree 1940 of 2006, which established that foreign portfolio investments may remain in Colombia less than one year following the date the investment was processed through the exchange market.

          Despite the easing of restrictions imposed for foreign investment in Colombia, we cannot provide any assurance that the Colombian Government, Colombian Congress or the Central Bank will further eliminate restrictions to foreign investments, nor that they will not implement more restrictive rules in the future. Currently, Colombia has a free float exchange rate system. However, we cannot provide any assurance that other restrictive rules for the exchange rate system will not be implemented in the future. In the event that a more restrictive exchange rate system is implemented, financial institutions, including the Bank, may be unable to transfer U.S. dollars abroad to pay their financial obligations. See Item 4. Information on the Company - B. Business Overview - B.7. Supervision and Regulation and Item 10. Additional Information -
E. Taxation.

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

          Since January 1, 2000, Bancolombia (unconsolidated), Fiducolombia, Leasing Colombia and Colcorp have enjoyed the benefits of a tax stability regime promulgated under the Estatuto Tributario (the "Fiscal Statute"), that will be in effect until the year 2010. During the effective term of the program, no new national taxes or increases in income tax rates will apply to the Bank. For more information, see Item 5. Operating and Financial Review and Prospects - A. Operating Results - A.1. General Discussion of the Changes in Results.

          Other taxes to which the Bank is subject, such as sales tax, stamp tax, and the municipal Industry and Trade Tax, have remained relatively stable. If future tax reforms increase the respective rates for these taxes, they are not expected to have a significant impact on the Bank's consolidated financial statements.

D.1.VI. COLOMBIAN CORPORATE DISCLOSURE AND ACCOUNTING STANDARDS MAY DIFFER FROM
     THOSE IN THE UNITED STATES

          Colombian banking regulations are designed to ensure the safety and soundness of the banking system and to limit its exposure to risk. While many of the policies underlying these regulations are similar to those underlying regulations applicable to banks in other countries, including those in the United States, Colombian regulations can differ in a number of material respects from those other regulations. For example, under Colombian GAAP, allowances for non-performing loans are computed by establishing each non-performing loan's individual inherent risk, using criteria established by the Superintendency of Finance that differs from that used under U.S. GAAP (See Item 4. Information on the Company - E. Selected Statistical Information - E.4. Summary of Loan Loss Experience - Allowance for Loan Losses). Capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations. In addition, under Colombian GAAP, there is not one unified accounting method for business combinations. Under U.S. GAAP, all business combinations are accounted for using the purchase method.

          Changes in banking laws and regulations, or in their official interpretation, may have a material effect on our business and operations. Since banking laws and regulations change frequently, their interpretation, and the manner in which these laws and regulations are applied to financial institutions, is continuously evolving. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on the Bank's business. Also, we cannot assure that there will be no changes in banking laws or regulations in other countries where the Bank has subsidiaries, such as Panama, Puerto Rico and the Cayman Islands.

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

          For more information see Item 4. Information on the Company - B. Business Overview - B.7. Supervision and Regulation.

D.2. RISKS RELATING TO OUR INDUSTRY AND OUR OPERATIONS

D.2.I. THE BANK'S HEAVY RELIANCE ON COLOMBIA'S SOVEREIGN DEBT IN ITS INVESTMENT
     PORTFOLIO LEAVES IT VULNERABLE TO FLUCTUATIONS IN PUBLIC DEBT VALUATIONS AND SOVEREIGN RISK.

          During the past three years, public debt trading securities have represented approximately 70% of the Bank's total investment portfolio, resulting in the Bank's significant exposure to a default by Colombia on its debt and to lower valuations of Colombia's debt in the secondary market. At December 31, 2005, the Bank's holdings of bonds issued by the Colombian Treasury was valued at Ps5,678,695 million, representing 68.8% of the Bank's total investment portfolio as of that date.

D.2.II. THE QUALITY OF THE BANK'S LOAN PORTFOLIO AND OF OTHER ASSETS MAY DECLINE

          If the Bank's loan portfolio continues to grow in all targeted segments, such as retail, Small-and Medium-Sized Enterprises ("SMEs"), large corporations and mortgages, the Bank may experience higher levels of past due and non-performing loans than in the past and may be required to increase its allowances for non-performing loans.

          In particular, if the Bank successfully increases the participation of consumer and small business credits in its loan portfolio, it may experience detrimental changes in its credit risk levels. Furthermore, there can be no assurance that the Bank will maintain its current level of asset quality and credit risk in the future.

D.2.III. THE BANK'S CONCENTRATION IN AND RELIANCE ON SHORT-TERM DEPOSITS MAY
     INCREASE ITS FUNDING COSTS

          The Bank's principal sources of funds are short-term deposits, checking accounts and savings accounts; they represented a share of 72.3%, 76.8% and 66% of total funds at the end of 2003, 2004 and 2005, respectively. Since it relies primarily on short-term deposits for its funding, there can be no assurance that, in the event of a sudden or unexpected shortage of funds in the Colombian banking system and money markets, the Bank will be able to maintain its current level of funding without incurring higher costs or liquidating certain assets.

D.2.IV. INCREASED COMPETITION AND CONSOLIDATION IN THE FINANCIAL INDUSTRY COULD
     ADVERSELY AFFECT OUR MARKET SHARE

          The Colombian financial system is highly competitive. Since the 1990s, when the Colombian financial market was deregulated and international capital flows resumed, there has been an ongoing process of financial system consolidation. The Bank expects this consolidation to lead to the creation of large institutions that benefit from economies of scale, presenting the risk that the Bank could lose a portion of its share in the industry.

D.2.V. POST-MERGER INTEGRATION AND BUSINESS ACTIVITY ENTAIL COMPLEX PROCESSES
     THAT MAY NEGATIVELY AFFECT THE BANK'S RESULTS

          There are significant risks and uncertainties associated with mergers, such as our Merger with Conavi and Corfinsura. The Merger between Bancolombia, Conavi and Corfinsura has been completed, but the integration process in areas such as operations, technology and commercial banking is still underway. In order to offer customers the same services through the integrated distribution network, we will be required to integrate the Bancolombia, Conavi and Corfinsura branch offices into one single network. Due to the complexity of these processes, not only the quality of our customer service may be affected, but also the estimated completion dates for this integration could be delayed, which could eventually cause a loss of market share. We also have anticipated to derive certain growth opportunities and cost savings from the Merger, which we may fail to realize. In addition, it is possible that the integration process could result in the loss of key employees or that the disruption of ongoing business from the Merger could adversely affect our ability to maintain relationships with customers or suppliers. We will be subject to similar risks and difficulties in connection with decisions to downsize, sell or close units or otherwise change the business mix of Bancolombia.

D.2.VI. INCREASE IN THE BANK'S SHARE OF THE MORTGAGE MARKET FURTHER EXPOSES
     BANCOLOMBIA TO RISKS ASSOCIATED WITH THIS SEGMENT

          As a result of the Merger, Bancolombia acquired Conavi's mortgage loan portfolio, resulting in a mortgage loan market share of 20.52% at December 31, 2005, which accounted for 7.9% of the Bank's total loan portfolio. With the transaction, the Bank acquired an exposure to the risks inherent to Colombia's highly regulated mortgage market, which has historically been affected by various macroeconomic factors. Nonetheless, the Bank now has the opportunity to actively participate in this market, taking full advantage of its potential. For more information see Item 4 - Information on the Company, B - Business Overview,
B.3. - Our Business, B.3.iii. Mortgage & Building Banking Business.

D.3. RISKS RELATING TO OUR ADRS

D.3.I. MARKET FOR ADRS AND PREFERRED SHARES; RELATIVE ILLIQUIDITY OF THE
     COLOMBIAN SECURITIES MARKETS

          The Bank's ADRs are listed on the New York Stock Exchange ("NYSE") and commenced trading in 1995 under the symbol "CIB". Average daily trading volume of ADRs was 38,847 in 2003, 136,377 in 2004 and 324,492 in 2005. Before 1995,
the Bolsa de Bogota (the "Bogota Stock Exchange"), the Bolsa de Medellin (the "Medellin Stock Exchange") and the Bolsa de Occidente (the "Occidente Stock Exchange") were the only trading markets for our Common Shares and Preferred Shares. These three stock exchanges merged on July 3, 2001 into a single exchange, the Bolsa de Valores de Colombia (the "Colombian Stock Exchange"), headquartered in Bogota and with regional offices in Medellin and Cali. The Colombian Stock Exchange is relatively small and illiquid compared to stock exchanges in major financial centers. In addition, very few issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange.

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

D.3.II. PESO DEVALUATION MAY DEPRESS THE VALUE OF DIVIDENDS PAYABLE TO HOLDERS
     OF ADRS

          In September 1999, the Central Bank significantly liberalized the Colombian exchange market. However, the Central Bank maintains the power to intervene on the exchange market so as to consolidate or dispose of international reserves, as well as to control any volatility in the exchange rate. The mechanism used for this purpose is to sell call options when the Representative Market Rate is 2% either above or below its rolling average as recorded over the previous 20 business days. This new range came into full force and effect on December 19, 2005. Prior to that date, the applicable range was 4% above or below the rolling average as recorded over the previous 20 business days. Also, as of September 2004, the Central Bank began to operate a discretionary intervention mechanism, by means of which it managed to acquire US$ 1,325 million in 2004 and US$ 4,658 million in 2005.

          The appreciation of the peso against the dollar was 3.02% in 2003. In 2004, the peso appreciated against the U.S. dollar by 14%, and during 2005, the peso again appreciated against the U.S. dollar by 4.42%. A peso revaluation would have a negative impact on the U.S. dollar value of dividends paid to holders of ADRs. Conversely, a decrease in oil exports, a slight increase in U.S. Federal Reserve interest rates and an adjustment in the U.S. trade balance could produce a slight devaluation, which would have a negative impact on the value of ADRs. Although the foreign exchange market is allowed to float freely, there is no assurance that the Central Bank or the Government will not intervene in the exchange market in the future.

D.3.III. REQUIRED GOVERNMENT APPROVALS RELATING TO OWNERSHIP OF OUR PREFERRED
     SHARES AND ADRS MAY AFFECT THE MARKET LIQUIDITY OF THE PREFERRED SHARES AND ADRS

          Pursuant to Colombian banking regulations, any transaction resulting in an individual or a corporation holding 10% or more of the capital stock of any Colombian financial institution, including, in the case of the Bank, transactions in ADRs representing 10% or more of the Bank's outstanding stock, requires prior authorization from the Superintendency of Finance. Transactions entered into without the Superintendency of Finance's prior approval are void, and cannot be recorded in the stock registry of the relevant financial institution.

          In addition to the above restriction, pursuant to Colombian securities regulations, any transaction involving the sale of publicly traded stock of any Colombian company, including, in the case of the Bank, any sale of Preferred Shares (but excluding any sale of ADRs) or Common Shares, for 66,000 or more Unidades de Valor Real ("UVR")(1), must be effected through the Bolsa de Valores de Colombia (the "Colombian Stock Exchange").

----------
(1) The UVR is an inflation-adjusted monetary index generally used for pricing home-mortgage loans.

D.3.IV. OUR PREFERRED SHARES HAVE LIMITED VOTING RIGHTS

          Under the Bank's by-laws and Colombian corporate law, holders of Preferred Shares (and consequently, holders of ADRs) have no voting rights in respect of Preferred Shares, other than the right to one vote per Preferred Share, in the following events:

               - In the event that changes in the Bank's by-laws may impair the conditions or rights assigned to such shares and when the conversion of such shares into Common Shares is to be approved.

               - When voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose.

               - When the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding accrued dividends have been fully paid to them.

               - When the General Shareholders' Meeting orders the payment of dividends with issued shares of the Bank.

               - If at the end of a fiscal period, the Bank does not produce sufficient profits to pay the minimum dividend and the Superintendency of Finance, by its own decision or upon petition of holders of at least ten percent (10%) of Preferred Shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank's directors or officers decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of Preferred Shares should participate with speaking and voting rights at the General Shareholders' Meeting, in the terms established by law.

               - When the register of shares at the Colombian Stock Exchange or at the National Register of Securities is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved.

          Holders of ADRs and Preferred Shares are not entitled to vote for the election of directors or to influence the Bank's management policies.

          The Bank's corporate affairs are governed by its by-laws and Colombian law. Under Colombian law, the Bank's preferred shareholders may have fewer rights than shareholders of a corporation incorporated in a U.S. jurisdiction.

D.3.V. PREEMPTIVE RIGHTS MAY NOT BE AVAILABLE TO HOLDERS OF ADRS

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

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

          Bancolombia (formerly, Banco Industrial Colombiano S.A. or "BIC") was incorporated in the First Notary's Office of Medellin, Colombia, on January 24, 1945. In January 1998, pursuant to a merger agreement approved on December 3, 1997 by the shareholders of BIC and Banco de Colombia S.A. ("Banco de Colombia"), BIC purchased 51% of the outstanding common shares of Banco de Colombia from certain individual shareholders. Effective April 3, 1998, BIC merged with Banco de Colombia. In connection with this merger, BIC changed its name to Bancolombia S.A. and began conducting its commercial activities, products and services under the commercial name of "Bancolombia".

          Pursuant to a Merger agreement dated February 28, 2005, on July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, with Bancolombia as the surviving entity after Corfinsura spun off part of its investment portfolio.

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

          Since 1995, the Bank has maintained a listing on the NYSE, where its ADSs are traded under the symbol "CIB". See Item 9. The Offer and Listing.

     RECENT DEVELOPMENTS

          On February 28, 2005, Bancolombia entered into a Merger agreement (the "Merger Agreement") with Conavi and Corfinsura whereby the parties agreed to merge Conavi and Corfinsura with and into Bancolombia, with Bancolombia as the surviving entity (the "Merger") after Corfinsura spun off part of its investment portfolio to a new entity formed by the former shareholders of Corfinsura.

          The exchange terms set forth in the Merger Agreement were established in accordance with the independent technical valuation study presented by BNP Paribas S.A. (the "BNP Report"). In addition, each of the three entities engaged an investment banking firm to issue a fairness opinion on the financial terms of the transaction. Conavi engaged Citigroup Global Markets Inc., Corfinsura engaged NM Rothschild & Sons (Mexico), S.A. de C.V. and Bancolombia's Board of Directors engaged Credit Suisse First Boston LLC to evaluate the exchange ratios provided in the Merger Agreement and the BNP Report.

          On March 28, 2005, the General Shareholders' Meetings of Bancolombia, Conavi and Corfinsura approved the Merger Agreement.

          Before its completion the Merger was subject to certain closing conditions, including, among others: (i) approval by the Colombian Superintendency of Securities of the alternative that was presented to Corfinsura's ordinary bondholders as a result of the spin-off and certain other conditions regarding the spin-off and Merger (Resolution 571 of July 14, 2005 issued by the Superintendency of Securities of Colombia); (ii) approval by the Colombian Superintendency of Banking (now Superintendency of Finance) of the spin-off of Corfinsura (Resolution 1043 of July 19, 2005 issued by the Superintendency of Banking of Colombia) (iii) a required statement by the Superintendency of Banking, Resolution 1050 of July 19, 2005, by which the Superintendency of Banking of Colombia declared that it had no objection to the proposed Merger between Bancolombia, Conavi and Corfinsura (post spin-off); (iv) completion of the spin-off of Corfinsura on July 29, 2005 through the issue of the spin-off's public deed and the request for its publication in the commercial register of the Chamber of Commerce of Medellin.

          Once these conditions were met, the Merger was completed on July 30, 2005. In accordance with Colombian Law, with the completion of the Merger, Conavi and Corfinsura were dissolved without being liquidated, and the Bank acquired all assets, rights and liabilities of Conavi and Corfinsura. The Merger was effective with respect to third parties upon the filing of the public deed in the public commercial record of the Chamber of Commerce of Medellin, which took place on August 1, 2005.

     CONAVI, CORFINSURA AND ITS SUBSIDARIES

          Conavi and Corfinsura were leading financial institutions in the Colombian market. Conavi was a bank devoted to mortgage banking and raising resources from individuals through savings accounts. Conavi was the country's leader in mortgage lending with a market share of 19.3% as of the date of the Merger; Conavi's assets totaled Ps 4,651 billion as of December 31, 2004.

          Corfinsura was the largest financial corporation in Colombia as of the date of the Merger, with a market share in net loans of 55.9%. Known for its expertise in handling large and mid-sized corporate credit and financial services, through close client relationships, Corfinsura also has a highly respected investment bank, as well as a modern and diversified treasury department, focused on structured products. As of December 31, 2004 Corfinsura's consolidated total asset value was Ps 6,396 billion.

          At the time of the Merger, Corfinsura (post spin-off) was the holding company of Banco Corfinsura Internacional Inc., a bank domiciled in Puerto Rico, as well as other important financial institutions in Colombia, such as Suvalor S.A. Comisionista de Bolsa, Colombia's leading security brokerage firm, Suleasing S.A., one of the two leading leasing companies in the country (together with Leasing Colombia S.A., Bancolombia's Subsidiary) as of the date of the Merger, which was in turn the holding company of leasing companies domiciled in Panama and Florida, US; Surenting S.A., the leading fleet renting in Colombia at the time of the merger, and Fiduciaria Corfinsura S.A., a fiduciary trust company.

          Once the Merger was completed, the Bank began the process of merging its financial subsidiaries that had similar corporate purposes. On August 1, 2005, Fiduciaria Corfinsura S.A. merged with and into Fiducolombia S.A.. On October 3, 2005, Comisionista de Colombia Comicol S.A. (the Bank's securities brokerage subsidiary) merged with and into Suvalor S.A.. On November 30, 2005 Suleasing S.A. merged with and into Leasing Colombia S.A. as the surviving entity. Additionally, due to the fact that Bancolombia S.A. (the parent company, as a banking institution independent from its Subsidiaries) cannot engage in investment banking activities under Colombian Law, on July 30, 2005, Colcorp S.A. (BC's Financial Corporation Subsidiary) acquired Corfinsura's Investment Banking Division (a commercial establishment).

     SHARE EXCHANGE PROCESS AND CHANGES IN THE CAPITAL STRUCTURE

          In accordance with the BNP Report, which included, among other things,
(i) the relative valuation of the respective contributions of Bancolombia, Conavi and Corfinsura to the Merger and (ii) the exchange ratios applicable to the Merger, the shares of Conavi were exchanged at a ratio of one (1) share of Bancolombia Common Shares or one (1) share of Bancolombia Preferred Shares, at the shareholder's option, for 115.39184295 shares of Conavi, and the shares of Corfinsura were exchanged at a ratio of one (1) share of Bancolombia Common Shares or one (1) share of Bancolombia Preferred Shares, at the shareholder's option, for 1.48709574 shares of Corfinsura.

          Credit Suisse First Boston LLC assisted Bancolombia's Board of Directors in evaluating the exchange ratios provided in the Merger Agreement and the BNP Report.

          According to the BNP Report, the relative valuation of the contributions of the entities to the combined entity was 75.5% for Premerger Bancolombia(2), 12.7% for Corfinsura after the spin-off and 11.8% for Conavi. Taking into account the stock that Premerger Bancolombia and Corfinsura held in Conavi before the Merger, which represented 28.5188% and 6.4639% of Conavi, respectively, as well as the stock that Premerger Bancolombia held of Corfinsura before the Merger, which represented 4.6131% of Corfinsura, it is estimated that the former shareholders of Premerger Bancolombia hold 79.25% of the Bank, while the former shareholders of Conavi and Corfinsura hold the remaining 20.75% of the Bank.

          On November 1, 2005, the process of exchanging shares of Conavi and Corfinsura (post spin-off) for Bancolombia shares as a result of the Merger was completed. The resulting number of exchanged shares and the new number of outstanding shares of Bancolombia are shown in the table below:

           DATE             COMMON SHARES   PREFERRED SHARES      TOTAL
-------------------------   -------------   ----------------   -----------
July 31, 2005                398,259,608      178,435,787      576,695,395
Shares exchanged as of
   November 1, 2005.         111,444,976       39,686,634      151,131,610
Shares outstanding as of
   November 1, 2005.         509,704,584      218,122,421      727,827,005
Current capital structure          70.03%           29.97%             100%

     CAUTIONARY NOTE

          No assurances can be given that any of the expected benefits and advantages of the Merger will be realized to the extent contemplated by management, if at all. Moreover, the Merger could require the Bank to invest more capital or more time and effort by management than it originally expected or currently expects in order to realize the benefits anticipated to result from the Merger. If the Company fails to manage the integration of the businesses of the Premerger Bancolombia, Conavi and Corfinsura effectively, the Bank's operations and financial results may be affected, both materially and adversely. For more information see Item 3. Key Information, D. Risk Factors, D.2.v. Post-merger integration and business activity entail complex processes that may negatively affect the Bank's results.

     OTHER RECENT DEVELOPMENTS

          On November 21, 2005, Suvalor Panama S.A. began operations. Suvalor Panama S.A. is a brokerage firm located in Panama, wholly owned by Suvalor S.A. (Bancolombia's Colombian brokerage subsidiary). For more information see Item 4
- Information on the Company - B. Business Overview - B.5. Products and Services
- B.5.ix - Brokerage

          On November 22, 2005, the Bank entered into a preliminary agreement with Incorbank Banqueros de Inversion, Inversiones en Logistica y Seguridad de Transporte Ltda. Inverloset, Equity Investment S.A, Rodriguez Azuero Asociados S.A. and other individuals to begin negotiations relating to a proposed purchase agreement, by which the Bank would sell all of the Almacenar S.A. shares it holds directly (94.33%) and through Colcorp S.A. (3.92%).

----------
(2) In this section, references to "Premerger Bancolombia" refer to Bancolombia as it existed immediately before the Merger took effect.

          On December 2, 2005, Suleasing Internacional do Brasil Locacao de Bens S.A. (Suleasing do Brasil) was incorporated in Sao Paolo under Brazilian law. Suleasing do Brasil's corporate purpose is the promotion in Brazil of leasing and renting services offered by the Bank's subsidiaries in Colombia, U.S.A. and Panama and the management of international leasing operations in such country.

          Bancolombia holds 100% of Suleasing do Brasil's shareholders' equity, through Suleasing International USA, Inc. and Suleasing Internacional S.A. (Panama), both subsidiaries of Leasing Colombia. As of December 31, 2005, Suleasing do Brasil was in a pre-operative stage.

          On December 12, 2005, the Bank, together with its affiliates, issued a proposal for the acquisition of all of the outstanding shares of Comercia S.A. Compania de Financiamiento Comercial ("Comercia"), for a price of Ps 44,250 million. Textiles Fabricato - Tejicondor S.A. (Fabricato), is Comercia's largest shareholder, holding 98.57% of the outstanding shares directly and through its subsidiaries.

          The Superintendency of Finance granted the necessary authorization and the investment banking firm engaged by Textiles Fabricato (Tejicondor S.A.) issued its fairness opinion.

          As of December 31, 2005, Comercia's shareholders' equity totaled Ps 28,090 million, and its assets totaled Ps 179,461 million, including a loan portfolio of Ps 147,188 million. Net accrued income at the same date totaled Ps 2,469 million.

          Comercia is the eighth Commercial Finance Company among the fifteen that currently operate in Colombia by asset value, loan portfolio value and income value. The main businesses of Comercia are factoring and loan portfolio discount and purchase.

          With the acquisition of Comercia, which became the Bank's subsidiary, the Bank complemented the broad fin ancial services offered to its corporate clients.

          On May 8, 2006, BC acquired 9,863,685 shares of Comercia S.A., equivalent to 55.61% of its outstanding shares, from Textiles Fabricato Tejicondor S.A. by means of a transaction duly authorized by the Superintendency of Finance. The value paid by the Bank was Ps 24,610 million. We currently expect to acquire an additional participation equivalent to 38.96% of the outstanding shares of Comercia S.A., which are currently held by Patrimonio Autonomo Textiles Fabricato Tejicondor, administered by Santander Investment Trust S.A.. No assurance can be given as to the timing of the acquisition of this additional participation.

          On December 30, 2005, Colcorp sold its position in Abonos Colombianos S.A. - Abocol S.A. -, to V. International Ventures Inc. The sale price was US$ 20,070,843.

          On March 30, 2006, the arbitration proceedings initiated by Bancolombia against Jaime Gilinski, as debtor, jointly and severally liable with the companies that sold the majority of the shares of the former Banco de Colombia S.A., resulted in an award. Through the arbitration proceedings, Bancolombia sought to gain recognition of various claims that it presented to ensure the effectiveness of the guaranty that was granted with respect to the sold shares, the value of which is now US$ 30 million. The award orders the defendant to pay Ps 63,216 million in favor of Bancolombia, including inflation adjustments and interest. The defendant filled an action for cancellation, which has not yet been considered.

          On May 16, 2006, the arbitration proceeding initiated by Mr. Jaime Gilinski against Bancolombia resulted in an award ruling in favor of Bancolombia on the majority of the claims. However, the Tribunal ruled that Bancolombia should pay Ps 40,570 million to the plaintiffs with respect to their allegations of insufficient capitalization compensated with external borrowings.

          The Arbitration Tribunal denied all the plaintiffs' claims against the senior management and exonerated them from all liability, ordering the plaintiffs to pay the court costs See Item 8. Financial Information, A.2. Legal Proceedings.

          On June 7, 2006, the Bank filed an extraordinary cancellation action before the Superior Tribunal of Bogota pursuant to Article 163(7), (8) and (9) of Decree 1818 of 1998, challenging the May 16, 2006 ruling of the Arbitration Tribunal. In the cancellation action, the Bank argued that the ruling contained mathematical mistakes, that the Arbitration Tribunal did not decide issues that were material to the arbitration, that the Arbitration Tribunal instead decided issues that were not material to the arbitration and that the Arbitration Tribunal improperly granted more than the relief requested. In addition, the Bank offered to provide security in accordance with the terms of the third paragraph of Article 331 of the Civil Procedure Code of Colombia in order to stay the award while the cancellation action is pending.

     CAPITAL EXPENDITURES AND DIVESTITURES

          During 2003, the Bank invested Ps 10,456 million in upgrading the central computing system.

          In 2004 and 2005, the Bank made a series of capital investments totaling Ps 96,762 million. The most important of these were as follows:

               - The Bank invested Ps 23,006 million in its Merger with Conavi and Corfinsura. This investment was made mainly in hardware (Ps 16,245 million) and furniture and equipment (Ps 4,921 million). This entire expenditure was carried out in 2005.

               - In 2004, the Bank invested a total of Ps 5,373 million in upgrading the central computing system. In 2005, this figure amounted to Ps 3,257 million.

               - Ps 8,405 million were invested in 2004 in purchasing new ATMs as well as upgrading existing ones. In 2005, this figure totaled Ps 6,763 million.

               - During the second half of 2004, the Bank began to overhaul its computer technology at the branch office level at a total cost of Ps 9,063 million, of which Ps 5,415 million was financed through leasing arrangements. In 2005, this same figure amounted to Ps 18,121 million, of which Ps 14,314 million were financed through leasing arrangements. These investments were carried out for the purpose of increasing the Bank's commercial efficiency.

               - In 2004, Ps 17,597 million were invested in maintenance and renovation work on the existing network of branch offices, whereas in 2005, this same figure totaled Ps 1,313 million.

               - In 2004, Ps 11,360 million were spent on renovating both the Bank's own buildings as well as those it rents. This expense resulted from growth considerations and a need for more physical space. In 2005, this figure totaled Ps 2,398 million.

               - Ps 4,541 million and Ps 3,412 million were invested in physical security at the branch level in 2004 and 2005, respectively.

               - During the second half of 2005, the Bank initiated the preliminary stages for the building of its new administrative headquarters in Medellin. The total estimated cost of the project is Ps 118,059 million, which will be invested from 2006 to 2008.

          In 2005, capital expenditure totaled Ps 58,043 million broken down as follows:

               -    Ps 34,737 million in hardware

               -    Ps 12,299 million in furniture and equipment

               -    Ps 671 million in software.

          The following table summarizes the Bank's capital contributions and divestitures for the years 2003, 2004 and 2005:

       CAPITAL CONTRIBUTIONS          2003    2004     2005     TOTAL
       ---------------------         -----   ------   ------   -------
ACH Colombia                            --       --      503       503
Banco Corfinsura                        --       --   23,613    23,613
Deceval                                 --       --    1,192     1,192
Fiducolombia                            --       --    5,317     5,317
Leasing Colombia                        --   27,177   74,609   101,726
Multienlace                             --       --    6,318     6,318
Proteccion                              --       --   12,464    12,464
Redeban Multicolor                      --       --    2,198     2,198
3001 S.A. (in the process
   of being wound up)                   --      255   19,382    19,637
Suleasing Internacional                                5,711     5,711
Suramericana de Inversiones             --       --   58,525    58,525
Suvalor                                 --       --   33,135    33,135
Tecnibanca                              --       --       26        26
Titularizadora Colombiana               --       --   11,161    11,161
Sutecnologia                            --       --      113       113
Surenting                               --       --   15,831    15,831
Inversiones CFNS                        --       --    7,700     7,700
Comisionista de Colombia                --       --        4         4
Fundicom S.A                            --      850       36       886
Promotora de Hoteles Medellin S.A       --       42        7        49
Patrimonio Autonomo Autoamerica
   (Titularizacion)                     --       --    3,460     3,460
Inmobiliaria Bancol                     --       --       27        27
Grupo Aval Acciones y Valores           --       --       13        13

       CAPITAL CONTRIBUTIONS          2003    2004     2005     TOTAL
       ---------------------         -----   ------   ------   -------
Textiles Fabricato Tejicondor           --       --       11        11
Todo 1 Services                      3,498       --       --     3,498
Future Net                              --    2,136       --     2,136

           DIVESTITURES               2003   2004    2005     TOTAL
           ------------              -----   ----   ------   ------
Abocol (2)                              --     --   27,863   27,863
Sociedad Portuaria Mamonal (2)          --     --      109      109
Sufinanciamiento (2)                    --     --        4        4
Carreteras Nacionales del Meta (2)      --     --      106      106
Compania Metalurgica Colombiana(1)      --     --      195      195
Acerias Paz del Rio (2)                 --     --        1        1
Minerales Industriales (2)              --     --    1,718    1,718
Novaventa (2)                           --     --       76       76
CTI Cargo S.A. (1)                     545     --       --      545
Industrias Forum S.A. (1)            4,480     --       --    4,480
Transmetano ESP S.A. (2)             2,673     --       --    2,673
Interconexion Electrica S.A. (2)        --    500       --      500

----------
(1)  Investments Charged-off

(2)  Investments Sold

          During 2005, and as of the date of this Annual Report, there have been no public takeover offers by third parties in respect to the Bank's shares or by the Bank in respect to another company's shares, with the exception of the Merger, as mentioned above.

B.   BUSINESS OVERVIEW

B.1. GENERAL

          The Bank provides general banking products and services to large industrial companies, SMEs and individuals. We have three main segments: retail, corporate and mortgages. Our products and services include depositary services, personal and corporate loans, mortgage loans, credit and debit cards, electronic banking, cash management, investment banking, fiduciary and custodial services and dollar-denominated products, foreign and trade brokerage services, among others. In addition, BC's customers have access to a large network of branches and ATMs in Colombia. BC has the largest service network of any private financial institution in Colombia, with 678 branch offices operating in 146 cities as of December 31, 2005. For the year ended December 31, 2005, BC had a positive return on average assets of 3.30% and a positive return on average shareholders' equity of 31.49%. See Item 5. Operating and Financial Review and Prospects for a detailed discussion on the results of the Bank's operations.

          The following table sets forth the Bank's (unconsolidated) market share of the Colombian banking market according to information compiled by the Superintendency of Finance for the years 2003, 2004 and 2005 :

BANCOLOMBIA'S (UNCONSOLIDATED)   JANUARY - DECEMBER   JANUARY - DECEMBER   JANUARY - DECEMBER
         MARKET SHARE                   2003                 2004                 2005
------------------------------   ------------------   ------------------   ------------------
Total net loans                         13.0%                13.8%                20.8%
Total checking accounts                 17.4%                17.9%                19.5%
Total savings accounts                  10.6%                10.5%                18.5%
Total time deposits                     11.6%                11.8%                18.0%

----------
Source: Superintendency of Finance. Average for the twelve-month period of each year.

B.2. OPERATIONS

          The following tables set forth BC's revenues by category of activity for each of the last three fiscal years:

                          YEAR ENDED DECEMBER 31, 2003
                               (in millions of Ps)

                                                               Governmental
                                                      Small        and                                 Offshore
                              Retail   Commercial   Business  Institutional               Corporate   Commercial
                             Banking     Banking    Banking      Banking      Treasury  Headquarters    Banking
                            ---------  ----------  ---------  -------------  ---------  ------------  ----------
Revenues from external
   customers                Ps212,472   Ps32,502   Ps 34,906     Ps19,007    Ps     --   Ps(30,675)   Ps  7,742

Revenues from transactions
   with other operating
   segments of the Bank        34,422     22,731      19,795       24,530           --     (83,150)      (7,276)

Interest income               453,975    179,113     132,127       56,075      265,720     120,332      150,602
Provision for loans losses  Ps 62,068   Ps12,781   Ps    365     Ps 1,133    Ps    330   Ps 58,822    Ps 50,360



                                                                              All other
                              Trust    Leasing  Brokerage (1)  Manufacturing   Segments     TOTAL
                            --------  --------  -------------  -------------  ---------  -----------
Revenues from external
   customers                Ps38,424  Ps47,186    Ps 5,113       Ps31,400     Ps 92,044  Ps  490,121

Revenues from transactions
   with other operating
   segments of the Bank          773      (314)       (111)        16,555         2,249       30,204

Interest income                5,366     8,174      10,856             (6)       13,095    1,395,429
Provision for loans losses  Ps 2,239  Ps 3,564    Ps    --       Ps   237     Ps  7,918  Ps  199,817

                          YEAR ENDED DECEMBER 31, 2004
                               (in millions of Ps)

                                                               Governmental
                                                      Small        and                                 Offshore
                              Retail   Commercial   Business  Institutional               Corporate   Commercial
                             Banking     Banking    Banking      Banking      Treasury  Headquarters    Banking
                            ---------  ----------  ---------  -------------  ---------  ------------  ----------
Revenues from external
   customers                Ps226,318   Ps 33,013  Ps 34,582    Ps20,277     Ps     --   Ps   5,661    Ps  7,234

Revenues from transactions
   with other operating
   segments of the Bank        48,585      27,669     36,438      24,402            --     (104,324)       4,063

Interest income               597,066     208,387    200,207      43,857       471,270       41,192      172,103

Provision for loans losses  Ps 51,614   Ps  3,265  Ps  4,358    Ps  (326)    Ps  4,028   Ps (28,444)   Ps 36,046



                                                                              All other
                              Trust    Leasing  Brokerage (1)  Manufacturing   Segments     TOTAL
                            --------  --------  -------------  -------------  ---------  -----------
Revenues from external
   customers                Ps49,178  Ps88,265     Ps7,842        Ps42,285     Ps90,355  Ps  605,010

Revenues from transactions
   with other operating
   segments of the Bank          817      (582)        196          10,720        8,382       56,366

Interest income                6,412    21,918       8,894             444       16,195    1,787,945

Provision for loans losses  Ps 1,165  Ps20,293     Ps  148        Ps 1,735     Ps 2,504  Ps   96,386

                          YEAR ENDED DECEMBER 31, 2005
                               (in millions of Ps)


                                                                           Governmental
                                                        Small                  and
                               Retail    Commercial   Business   Builder  Institutional               Corporate
                              Banking      Banking    Banking    Banking     Banking      Treasury  Headquarters
                            -----------  ----------  ---------  --------  -------------  ---------  ------------
Revenues from  external
   customers                Ps  474,916   Ps 32,652  Ps 50,724  Ps 1,104     Ps15,092    Ps     --   Ps  19,572

Revenues from transactions
   with other operating
   segments of the same
   enterprise                    76,998     145,022    161,358     3,118       27,850           --     (414,894)

Interest income               1,059,092     379,434    375,839    40,244       82,570      828,418       (3,320)

Provision for loans losses  Ps   77,229   Ps  3,497  Ps 13,338  Ps 1,774     Ps 1,913    Ps 27,560   Ps  16,176


                             Offshore
                            Commercial                                                       All other
                              Banking      Trust     Leasing   Brokerage (1)  Manufacturing   Segments     TOTAL
                            ----------  ---------  ----------  -------------  -------------  ---------  -----------
Revenues from  external
   customers                 Ps 12,618  Ps58,431   Ps 308,027     Ps67,346       Ps3,461      Ps83,161  Ps1,127,104

Revenues from transactions
   with other operating
   segments of the same
   enterprise                   10,604       753        6,654       (2,547)         (707)       22,823       37,032

Interest income                178,409     9,902       67,845       59,488           129        25,460    3,103,510

Provision for loans losses   Ps 28,538  Ps   850   Ps  19,459     Ps    11       Ps   12      Ps 1,765  Ps  192,122

----------
(1) In the Annual Report of 2003 and 2004, Brokerage was not considered by the management as an individual operating segment, It was included in all other segments of the segments disclosure. For year 2005 and with the introduction of Suvalor as a result of the merger, brokerage become in an operating segment susceptible to evaluation by the management. For comparability effects it was necessary to break out the segment brokerage for years 2003 and 2004.

     The following table sets forth BC's geographic revenues and long-lived assets distribution as of December 31, 2003, 2004 and 2005:

                                            2003                           2004                           2005
                                ----------------------------   ----------------------------   ----------------------------
                                                   LONG                           LONG                           LONG
GEOGRAPHIC INFORMATION            REVENUES    LIVED - ASSETS     REVENUES    LIVED - ASSETS     REVENUES    LIVED - ASSETS
----------------------          -----------   --------------   -----------   --------------   -----------   --------------
Republic of Colombia            Ps1,964,640     Ps754,204      Ps2,284,240     Ps340,304      Ps3,990,600     Ps734,419
Republic of Panama and
   Cayman Islands                   151,068       117,863          183,400         1,692          202,018        29,810
Puerto Rico                              --            --               --            --           42,897           131
USA (1)                                  --            --            7,002           577           11,965           326
                                -----------     ---------      -----------     ---------      -----------     ---------
   Total                          2,115,708       872,067        2,474,642       342,573        4,247,480       764,686
   Eliminations of
      intersegment operations       (30,204)       (1,958)         (56,366)       (1,119)         (37,032)        7,144
                                -----------     ---------      -----------     ---------      -----------     ---------
   TOTAL, NET                   Ps2,085,504     Ps870,109      Ps2,418,276     Ps341,454      Ps4,210,448     Ps771,830
                                ===========     =========      ===========     =========      ===========     =========

----------
(1) Information relating to Bancolombia Miami Agency is included since 2004, because it started operations at the end of 2003. Additionally, the amounts for the year 2005 include Suleasing Internacional Inc. as a result of the Merger.

     The following table summarizes and sets forth BC's total revenue over the last three fiscal years:

                                                   2003          2004          2005
                                               -----------   -----------   -----------
REVENUES
Revenues for reportable segments               Ps1,808,366   Ps2,334,389   Ps4,136,202
Other revenues                                     307,342       140,253       111,278
                                               -----------   -----------   -----------
   Total                                         2,115,708     2,474,642     4,247,480
                                               -----------   -----------   -----------
Elimination of intersegment revenues               (30,204)      (56,366)      (37,032)
                                               -----------   -----------   -----------
   TOTAL REVENUES FOR REPORTABLE SEGMENTS(1)   Ps2,085,504   Ps2,418,276   Ps4,210,448
                                               ===========   ===========   ===========

----------
(1) Total revenues for reportable segments include interest, fees, other services and other operating income.

          The following table lists the main revenue-producing fees along with their variation from the prior fiscal year:

                                                    AS OF                    GROWTH
                                    DEC - 2003   DEC - 2004   DEC - 2005   2005/2004
                                    ----------   ----------   ----------   ---------
                                                      (Ps million)
MAIN FEES AND COMMISSIONS
Commissions from banking services   Ps 39,363    Ps 53,082    Ps101,355      90.9%
Electronic services and ATMs fees      29,873       39,163      101,299     158.7%
Branch network services                28,594       37,929       48,984      29.1%
Collections and payments fees          25,604       38,654       56,670      46,6%
Credit card merchant fees              29,533        8,251       10,076      22.1%
Credit and debit card annual fees      62,158       80,290      205,606     156.1%

                                                    AS OF                    GROWTH
                                    DEC - 2003   DEC - 2004   DEC - 2005   2005/2004
                                    ----------   ----------   ----------   ---------
Checking fees                          46,910       49,391       54,846      11.0%
Warehouse services                     42,705       49,072       62,155      26.7%
Fiduciary activities                   39,469       50,425       60,131      19.2%
Brokerage fees                          5,687        8,669       68,231     687.1%
Check remittance                       12,877       10,850       10,579      (2.5%)
International operations               23,860       23,997       36,484      52.0%
Fees and other service expenses       (32,361)     (40,715)     (48,087)     18.1%
                                    ---------    ---------    ---------     -----
   TOTAL                            Ps354,272    Ps409,058    Ps768,329      87.8%
                                    =========    =========    =========     =====

B.3. OUR BUSINESS

          The Bank is a full service financial institution engaged in retail banking, corporate banking and other financial activities directed toward its major customer segments, retail, corporate and mortgage. The Bank offers traditional banking products and services, such as checking accounts, saving accounts, time deposits, lending (including overdraft facilities), mortgage loans, credit cards, and cash management services. It also offers non-traditional products and services, such as pension banking, bancassurances, international transfers, fiduciary and trust services, leasing, brokerage services and investment banking.

          The Bank organizes its activities into three primary divisions: Retail and SMEs Banking, Corporate Banking and Mortgage & Building Banking. This section explains our business activities in each of these three divisions.

SEASONALITY OF DEPOSITS

          Historically, the Bank has experienced some seasonality in its checking account deposits, with higher average balances at the end of the year (when customers need increased liquidity and lower balances) than in the first quarter of the year (when customers move their funds from checking accounts to savings and mortgage institutions). During December 2003, the aggregate amount deposited in checking accounts was Ps 3,546 billion, which declined 18.3% to Ps 2,899 billion by March 31, 2004. During December 2004, the aggregate amount deposited in checking accounts was Ps 3,799 billion, which declined 16.6% to Ps 3,170 billion by March 31, 2005. During December 2005, the aggregate amount deposited in checking accounts was Ps 4,240 billion, which declined 7.8% to Ps 3,911 by March 31, 2006. As of December 31, 2005, deposits in checking accounts represented 23.1% of the Bank's total deposits.

B.3.I. RETAIL AND SMALL-AND MEDIUM-SIZED ENTERPRISES (SMES) BANKING

          In Item 4. B.3.i. Retail and Small-and Medium-Sized Enterprises (SMEs) Banking, references to "Bancolombia", "BC", the "Bank", "us" or "we" refer to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, which may also act under the name of Banco de Colombia S.A., including its Subsidiaries and taking into account the effects of the Merger. Additionally, references to "Premerger Bancolombia" refer to Bancolombia as it existed immediately before the Merger took effect.

          As a result of the Merger, Bancolombia's branch network for Retail and SMEs Banking is currently an amalgamation of the several branch networks of Premerger Bancolombia, Conavi and Corfinsura as those branch networks existed before the Merger. These three branch networks segment their clientele according to different customer segmentation standards, as they did before the Merger. In 2005, the Bank undertook a new customer segmentation policy which shall be implemented progressively in 2007 for its Retail and SMEs Banking Business. The following descriptions, however, refer to the customer segmentation standards used by each of the three branch networks of the merged entities as of December 31, 2005.

          We provide Retail and SMEs Banking services to both individuals and entities through a wide portfolio of products and services.

          This line of business has been of significant importance in funding and generating income as well as bank commissions. The Retail and SMEs Banking segment serves more than 4 million customers as of December 31, 2005, excluding any overlapping that may have resulted from the Merger.

          As of December 31, 2003, 2004 and 2005, our Retail and SMEs Banking segment represented 34%, 37% and 27%, respectively, of the Bank's total loan portfolio, including loans for individuals, and microfinancing and commercial loans for SMEs. The average value of the loan portfolio for the Retail and SMEs Banking segment in fiscal year 2005 totaled Ps5,204 billion, a figure which has been growing steadily. As of December 31, 2005, 3.5% of total Retail and SMEs Banking loans were past due. Retail and SMEs Banking deposits represented 53.12% of the Bank's total deposits and generated 80.36% of the Bank's fee income.

          Retail and SMEs Banking is comprised of the Personal Banking, Preferential Banking, Prestige Banking, SMEs, Entrepreneurial and Government segments.

          The following is a description of each of these segments, the portfolio of products and services we offer in each segment and a summary of the progress and certain innovations made in 2005.

B.3.I.A. PERSONAL BANKING SEGMENT

          The Personal Banking Segment serves customers who are students, housewives, individuals with independent means, employees, pensioners and freelance professionals who comply with the following pre-established income parameters.

          BC's Personal Banking Segment of the Premerger Bancolombia branch network serves customers with a monthly income of up to Ps5 million. This segment is further subdivided into sub-segments based on monthly income, measured in multiples of Salario Minimo Legal Vigente (the effective legal minimum monthly salary or "SMLV"). One SMLV is equal to Ps381,500 per month for 2005, as established by the Government and published monthly by the Ministry of Social Protection. These sub-segments offer different value proposals for each type of customer. The number of customers and the cross-selling indicator (CSI) distribution for the various sub-segments is as follows. CSI is the average of products that each customer has with the Bank and is calculated by dividing the number of current products by the number of current customers.

               NUMBER OF CUSTOMERS IN THE PERSONAL BANKING SEGMENT

                                                                        CSI AT
                                                                      DECEMBER,
SUB-SEGMENTS                 DEC - 2003   DEC - 2004*    DEC - 2005      2005
------------                -----------   -----------   -----------   ---------
Basic (1)                       900,211       968,924     1,123,053      1.71
Middle (2)                      185,255       213,552       254,098      2.29
High (3)                        129,175       220,013       257,326      2.83
                            -----------   -----------   -----------      ----
   TOTAL PERSONAL BANKING   Ps1,214,611   Ps1,402,489   Ps1,634,477      1.98
                            ===========   ===========   ===========      ====

----------
(1)  Basic: Customers with a monthly income of less than 2.5 SMLV.

(2)  Average: Customers with a monthly income from 2.5 to 5 SMLV.

(3)  High: Customers with a monthly income from 5 SMLV to Ps5 million.

* There was an increase in High sub-segment customers due to a change in the definition of the sub-segment, as the maximum monthly income for inclusion in this sub-segment was increased from Ps3.7 million to Ps5 million.

          Personal Banking customers of the Conavi branch network have income of up to Ps4 million per month. The number of customers for each sub-segment in the Conavi branch network is as follows:

SUB-SEGMENT AT THE CONAVI BRANCH NETWORK   NOVEMBER 2005
----------------------------------------   -------------
Low-Income Massive (1)                      Ps  974,835
High-Income Massive (2)                         920,469
Average-Income (3)                              426,377
                                            -----------
   TOTAL CUSTOMERS-PERSONAL BANKING         Ps2,321,681
                                            ===========

----------
(1)  Low-Income: Customers with a monthly income from 0 to 1 SMLV

(2)  High-Income: Customers with a monthly income from 1 to 2.5 SMLV

(3)  Average-Income: Customers with a monthly income from 2.5 SMLV to 4 SMLV

          The Bank offers the following products and services to its customers in the Personal Banking Segment. The Basic Portfolio is offered to all customers of this segment while the Complementary Portfolio is offered according to the customer's particular needs.

     Basic Portfolio

               -    Savings accounts

               -    Debit cards

               -    Bancassurance - (life, tuition and homeowners insurance)

               - Personal loans, "Ideal" credit cards, mortgage loans, personal credit cards (MasterCard, Visa and American Express) and rotating lines of credit ("Audioprestamo" or "Crediagil")

     Complementary Portfolio

               -    Checking accounts and overdrafts

               - Trust or investment funds (managed by Fiducolombia and Suvalor)

               -    Time deposits

               -    Payroll loans, educational credit, second credit cards

               - "AFC" Accounts (savings accounts with tax benefits for house purchasing)

     Progress and Innovations

               - We are a leading bank in the insurance placement market due in part to our ability to provide a comprehensive portfolio with the support of Suramericana de Seguros S.A. The agreement with Suramericana de Seguros S.A. allows us to offer life, hospitalization, household and tuition insurance. The integration between the three networks - Corfinsura, Conavi and Bancolombia - allowed us to continue to protect and ensure a better quality of life for Colombians.

               - In 2005, Bancolombia signed four agreements with international remittance agencies, allowing it to reach thousands of Colombians receiving money transfers from abroad and thereby reaching a total of ten agreements with entities in the remittance business for both the Premerger Bancolombia and Conavi branch networks. We have also made great efforts to introduce these customers to our range of products for individuals who were not previously users of banking services having their first financial services experience.

               - We managed to increase the number of more profitable customers within Premerger Bancolombia's network, offering deposit, loan and protection products.

B.3.I.B. PREFERENTIAL BANKING SEGMENT (HIGH-INCOME CUSTOMERS)

          BC's Preferential Banking Segment of the Premerger Bancolombia branch network serves individuals, including employees, pensioners, students, housewives, individuals with independent means and freelance professionals, with monthly income of more than Ps5 million or annual sales of more than Ps100 million.

          The added value proposal for these customers consists of personalized attention provided by an Account Manager or Executive, a specialized portfolio of products and services as well as preferential attention with regards to certain BC banking procedures.

          The table below shows the evolution in recent years of the number of customers and the CSI corresponding to this segment of the Premerger Bancolombia branch network:

 NUMBER OF CUSTOMERS IN THE PREFERENTIAL BANKING SEGMENT (HIGH-INCOME CUSTOMERS)

AT THE PREMERGER
BANCOLOMBIA
NETWORK BRANCHES      DEC - 2003   DEC - 2004*   DEC - 2005
----------------      ----------   -----------   ----------
Numbers of Customer     147,128       51,526       58,641
CSI                        3.43         5.05         5.22

----------
* There was a decrease in the number of customers due to a change in the definition of the segment, as the minimum monthly income for inclusion in this sub-segment was increased from Ps 3.7 million to Ps 5 million.

          In the Conavi branch network, this segment is known as High-Income Banking, serving individuals with monthly income ranging from Ps 4 million to Ps 13 million. As of December 31, 2005, there were 73,754 customers in this segment.

          In the Corfinsura branch network, retail banking consists of the following segments based on the total value of a customer's investments:

               -    Customers with investments under Ps 20 million

               - Customers with investments of Ps 20 million or above, but below Ps 50 million

               - Customers with investments of Ps 50 million or above, but below Ps 200 million

               - Customers with investments of Ps 200 million or above, but below Ps 300 million

               -    Customers with investments of more than Ps 300 million

          The added value proposal for customers of Corfinsura's network is based on the advisory services relating to the different investment alternatives offered to these customers, including bonds, time deposits, security funds and voluntary pension funds.

          The Bank offers the following products and services to its customers in the Preferential Banking Segment. The Basic Portfolio is offered to all customers of this segment while the Complementary Portfolio is offered according to the customer's particular needs.

     Basic Portfolio

               -    Preferential accounts with the following features:

                    -    Checking accounts with overdraft line of credit

                    -    Savings accounts

                    -    Preferential debit cards

                    - "Audioprestamo" loans (disbursed by telephone or internet)

               -    Credit cards (personal, gold and platinum)

               -    Mortgage loans and "Prestahogar" housing loans

               -    Fiducuenta (Fiducolombia's ordinary mutual fund)

               -    AFC Accounts

     Complementary Portfolio

               -    Personal loans and preferential loans

               -    "Vehiprestamo" loans for vehicles

               -    Pension banking (Fiducolombia's product)

               -    Mutual funds (Fiducolombia's product)

               -    Offshore accounts

               -    Offshore Visa Cayman credit cards

               -    Financial leasing for vehicles and housing

     Progress and Innovations

               - Permanent media campaigns were launched during 2005, promoting pre-approved levels of credit for the "AudioPrestamo" (telephone/online) and Personal Credit loans so as to increase our consumer loan portfolio in this segment. As a result, the average retail loan portfolio showed an accumulated growth of 61.50%, compared to 21.10 % in 2004.

               - In 2005, a centralized customer management program was implemented. Through this program, an account executive manages customers from different Bancolombia branch offices. Additionally, supermarket branch executives also started to manage customers.

               - During 2005, the products and services targeting Preferential Customers were strengthened and improved. The percentage of Preferential Customers with Preferential Accounts rose from a total coverage of 7.8% in December 31, 2004 to 21.6% in December 31, 2005 of Preferential Customers with Preferential Accounts. Customers continued to exchange common debit cards for Preferential Debit Cards, reaching 62% coverage as of December 31, 2005. We also implemented preferential customer queues in 27 BC branches throughout the country.

               - We also launched a new line of mortgage loans with fixed installments and a fixed interest rate, payable within a total term ranging from 5 to 10 years. This new line is available at the Conavi branches for all customers of BC seeking an easy-access alternative for house purchasing.

B.3.I.C. PRESTIGE BANKING SEGMENT

          The Prestige Banking Segment serves individuals with a net worth totaling more than US$100,000. The added value proposal for these customers is to provide them with advice on the administration of their net worth in order to promote the achievement of customers risk and rate of return objectives.

          The Merger has allowed us to improve the portfolio of products offered by our Prestige Banking Segment, given the introduction of specialized products offered by Corfinsura's subsidiaries, Suvalor in Colombia and Banco Corfinsura Internacional, Inc. abroad. This has allowed us to differentiate the products and strengthen the value added proposal offered to this segment. After just one year, thanks to the addition of Suvalor's portfolio, the Prestige Banking segment now has more than 2,000 customers. Currently, we are able to offer a broad portfolio of banking, brokerage and fiduciary products, both in Colombia and abroad.

B.3.I.D. ENTREPRENEURIAL BANKING (MICRO-FINANCING) SEGMENT

          The Entrepreneurial Banking Segment serves customers that meet the following conditions:

               - Their annual sales are between Ps30 million and Ps250 million;

               -    They have been in business for more than one year;

               -    They have fixed assets of less than 501 SMLV;

               -    They have a maximum of 10 employees; and

               -    The owner/applicant is between 21 and 69 years old.

          The following table shows the evolution in the number of customers in the different sub-segments that comprise the Entrepreneurial banking segment:

           NUMBER OF CUSTOMERS IN THE ENTREPRENEURIAL BANKING SEGMENT

SUB-SEGMENT OF THE PREMERGER
BANCOLOMBIA BRANCH NETWORK     DEC-2004   DEC-2005
----------------------------   --------   --------
Subsistence (1)                 120,463    136,448
Simple Accumulation (2)           5,937     12,564
Extended Accumulation (3)         4,214      7,831
                                -------    -------
   TOTAL                        130,614    156,843
                                =======    =======

----------
(1)  Subsistence: annual sales between Ps0 and Ps50 million

(2)  Simple accumulation: annual sales between Ps50 million and Ps120 million

(3) Extended accumulation: annual sales between Ps120 million and Ps250 million

          The Bank offers the following products and services to its customers in the Entrepreneurial Banking Segment. The basic portfolio is offered to all customers of this segment while the complementary portfolio is offered according to the customer's particular needs.

     Basic Portfolio

               -    Savings account

               -    Debit cards

               - Credit (for working capital, purchase of fixed assets or substitution of fixed assets)

     Complementary Portfolio

               -    Life insurance

               -    Checking accounts

               -    Overdraft accounts

               - Credit card (transfers of credit card balances from other banks offered to customers with a minimum of six months of credit history with the Bank)

               -    Plan Semilla (Investment fund managed by Fiducolombia)

          In the Entrepreneurial Banking Segment of the Premerger Bancolombia branch network, BC offers a personalized service through a network of 11 specialized branches in the main cites of Colombia (Bogota, Medellin, Cali and Barranquilla), where 94 credit executives offer their entrepreneurial customers banking services based on an analysis of their financial and personal profile.

     Progress and Innovations

               - As of December 31, 2005, loans for a total value of Ps 30.9 billion had been disbursed to entrepreneurial customers since March 2004, with Ps 2,241,116 average per loan and an average term of 13 months.

               - Our CSI for customers who were assisted by the credit executives was 3.30 as of December 31, 2005, increasing the level of profitability per customer.

               - For 46% of the customers of this segment, their relationship with Bancolombia was their first banking experience.

               - 86% of the customers, who were assisted by the credit executives, in this segment of Bancolombia's network contribute positive profitability to BC.

B.3.I.E. SMALL-AND MEDIUM-SIZED ENTERPRISES (SMES) BANKING SEGMENT

          The SMEs Banking Segment serves legal entities with annual sales from Ps 250 million to Ps 10 billion, as well as individuals who work independently in the retail, cattle-raising and agricultural sectors, among others, with annual sales between Ps 250 million and Ps 10 billion. In 2005, the structure of this segment changed, aiming to enhance competitiveness in the SMEs banking market as well as the corporate banking market.

          The SMEs Banking Segment is composed of managed and non-managed customers. A branch or SMEs banking executive is assigned to provide personalized attention and permanent advisory services to each managed customer. Each branch manager or SMEs executive handles an average of 120 customers. The distribution is shown below:

                 NUMBER OF CUSTOMERS IN THE SMES BANKING SEGMENT

 CUSTOMERS AT THE PREMERGER
BANCOLOMBIA'S BRANCH NETWORK   DEC - 2004   DEC - 2005(*)
----------------------------   ----------   -------------
Managed customers                29,451         30,683
Non-managed customers            44,491         48,624
                                 ------         ------
   TOTAL                         73,942         79,307
                                 ======         ======

----------
* Segmentation parameters were modified in 2005, establishing a maximum sales limit of Ps 10 billion country wide for this segment instead of Ps 17 billion for Bogota and Ps 11.2 billion for the rest of the country.

          The value added proposal offered to the SMEs Banking Segment consists of the following:

               - Personalized attention by a senior executive or branch manager, with comprehensive knowledge of the customer;

               -    Basic proposals according to different economic sectors;

               -    Online and e-mail solutions; and

               -    Advisory services and educational programs for customers

          The Bank offers the following products and services to its customers in the SMEs Banking Segment. The Basic Portfolio is offered to all customers of this segment while the Complementary Portfolio is offered according to the customer's particular needs.

     Basic Portfolio

               -    Checking accounts

               -    Savings accounts

               -    MIT (Integrated Treasury Management):

                    --   Payroll payments

                    --   Supplier payments

                    --   Collection systems

                    --   Corporate online banking

               -    Local currency loan portfolio

                    --   Ordinary loans

                    --   Online Credipago loans

               -    Corporate credit cards

               -    Tax and customer duty payments

     Complementary Portfolio

               -    Foreign currency loans

               -    Loans funded by Colombian development banks

               -    Leasing

               -    Treasury loans

               -    "Bancolombia Distribucion" (credit card) and direct loan

               -    Discounting of invoices

               -    Trade finance

               -    Acquiring services

               -    Mutual and investment funds

               - Special lines of credit guaranteed by the Colombian National Guaranty Fund (Fondo Nacional de Garantias or the "FNG"), a Government entity responsible for issuing guaranties to micro-small and medium-sized businesses, and the Colombian Agricultural Guaranty Fund (Fondo Agricola de Garantias)

               -    Fiducolombia special products and services

     Progress and Innovations

               - The FNG awarded two prizes to BC in 2005: one for originating the highest total value of FNG guaranteed loans in the country and the other for being the financial institution with the lowest rate of claims on the FNG guaranties supporting its loans.

               - This segment has a total loan portfolio of Ps 2,200 billion as of December 31, 2005, with an annual growth of 49.1%. The leasing business achieved 75.8% growth, reaching Ps 543 billion.

               -    In April 2005, BC launched a new specialized SMEs website
                    section in order to offer financial advisory services for small and medium-sized businesses in Colombia. This website section offers detailed information regarding the portfolio of products, economic reports and useful information for decision-making purposes. Additionally, customers are able to access all online transactions, advisory services, loans in both pesos and U.S. dollars, cash management products, investment products in both local and foreign currency, as well as other information concerning logistics, links of interest to the sector and business success stories.

               - In 2005, a new group of 21 SMEs advisors was assigned to SMEs non-managed customers, producing positive results. At December 31, 2005, this sales force served a total of 4,531 customers at the Premerger Bancolombia branch network, which has shown the following growth:

        AT THE PREMERGER                                                % INCREASE
          BANCOLOMBIA                 DEC-2004           DEC-2005       DEC-2005 /
         BRANCH NETWORK           (IN Ps MILLIONS)   (IN Ps MILLIONS)    DEC-2004
        ----------------          ----------------   ----------------   ----------
Total SMEs assets                      16,393             30,051            83%
Total SMEs liabilities                 27,174             41,644            53%
SMEs net financial contribution         2,144              4,245            98%

B.3.I.F. GOVERNMENT BANKING SEGMENT

          In August 2005, after the Merger between Bancolombia, Conavi and Corfinsura, BC decided to create a new business segment targeting government entities as part of its Retail and SMEs Banking strategy.

          The customers that comprise the Government Banking Segment are:

               - Municipalities with income lower than 30,000 SMLV, as well as all municipalities located in areas where corporate banking services are not offered, albeit with higher levels of income, along with their respective decentralized entities.

               - Regional entities (departamentos) with income lower than Ps 46,543 million, as well as all regional entities located in areas where corporate banking services are not offered, together with their decentralized entities.

          The Government Banking Segment had a total of 1,539 customers served by 196 branches at December 31, 2005.

          The Bank offers the following products and services to its customers in the Government Banking Segment. The Basic Portfolio is offered to all customers of this segment while the Complementary Portfolio is offered according to the customer's particular needs.

     Basic Portfolio

               - Checking accounts (following the regulations of the Direccion del Tesoro Nacional, the Colombian Treasury Department)

               -    Savings accounts (with a preferential interest rate)

               -    Time deposits

               - Colombian tax collection services (according to an agreement between BC and the government tax agency for the collection of national taxes through the branch network)

               -    Collections and payments

               -    Corporate online banking and PC Banking - Enlinea

     Complementary Portfolio

               -    Ordinary loans

               -    Loans funded by Colombian Development banks

               -    Homebanking system (Conavitel)

               -    Leasing

               -    Investment funds

               -    Trust:

                    --   Public trust

                    --   Management and payments trust

                    --   Guaranties trust

     Progress and innovations

               - From January 2005 to December 2005, the amount of savings accounts in this segment grew 32%.

               - A total of five government segment managers located in each of the regional offices are responsible for providing customers with specialized service, which has positively impacted the branch managers' performance.

               - Thanks to our mobile branches - Puntos de Atencion Moviles -, the Government Banking segment provides services to 58 municipalities where Bancolombia has no "brick and mortar" presence. As of December 31, 2005, the total amount of managed funds in the Government Banking Segment was Ps 12.3 billion.

B.3.II. CORPORATE BANKING

          Corporate Banking provides commercial banking products and services to all sectors of the economy. Corporate customers are segmented by their economic activity as well as by their size. This segmentation assures adequate support and specialized pricing according to the customer's risk level.

          As of December 31, 2005, the Bank had 4,934 corporate customers managed by account managers, including corporate customers from the Corfinsura and Conavi branch networks. Customers are classified by economic sector as follows:

                 SECTOR                     2003    2004    2005
                 ------                    -----   -----   -----
Agriculture (1)                              217     233     315
Commerce (2)                                 666     695   1,101
Construction (3)                             149     231     174
Government (4)                                82      96     101
Manufacturing of Industrial Products (5)     430     426     553
Manufacturiing of Consumer Products (6)      485     481     619
Telecom and Media (7)                         77      89      98
Individuals (8)                              202     126     134
Natural Resources                            120     156     194
Financial Services (9)                       337     413     451
Non Financial Services (10)                  429     499     806
Other (11)                                    --     100     388
                                           -----   -----   -----
TOTAL                                      3,194   3,545   4,934
                                           =====   =====   =====

----------
(1) AGRICULTURE: Classified into sub-sectors, like crops, cattle, poultry farming and fishing, as the most important economic activities.

(2) COMMERCE: Classified into sub-sectors, like supermarkets, distributors and retail, as the most important economic activities.

(3)  CONSTRUCTION: Composed of the sub-sector of infrastructure.

(4) GOVERNMENT: Central administration, territorial and decentralized entities constitute this sector.

(5) MANUFACTURING OF INDUSTRIAL PRODUCTS: Including manufacturing of metallic products; building materials; paper & packing products; plastics and chemical products

(6) MANUFACTURING OF CONSUMER PRODUCTS: Including manufacturing products related to food, drinks, tobacco, textiles, apparel, footwear, pharmaceuticals and health & personal care products.

(7) TELECOM AND MEDIA: Comprised of sub-sectors, the most important of which are telecommunications and media companies.

(8) INDIVIDUALS: Includes individuals related to companies in any sector who share the same risk as the company.

(9) FINANCIAL SERVICES: Composed of sub-sectors that include all companies in the financial sector.

(10) NON-FINANCIAL SERVICES: Divided into sub-sectors, the most important of which are education, health, transportation and tourism services.

(11) OTHER: Companies with no uniform international industrial classification available.

          Customers are grouped by size into the following four segments:

               - MIDDLE MARKET: Customers with annual sales above Ps 10 billion.

               -    CORPORATE: Customers with annual sales over Ps 45 billion.

               - INSTITUTIONAL: Customers subject to the supervision of the Superintendency of Finance, the Superintendency of Health or the Superintendency of Family Subsidy, as well as electricity and public utility companies and financial corporations.

               - GOVERNMENT: Public sector entities, such as municipalities, the central administration, territorial and decentralized entities, among others.

          The total amount of corporate banking loans, which includes all types of credits extended to customers of this segment, was Ps 9,539,307 million in 2005, as compared to Ps 5,413,956 million in 2004 and Ps 5,272,290 million in 2003. As of December 31, 2003, 2004 and 2005, total corporate loans represented 66%, 54% and 51%, respectively, of the Bank's total loan portfolio. As of December 31, 2005, 0.8% of all corporate banking loans were past due.

          The Bank offers a portfolio for corporate customers based on their economic activity. A Basic Portfolio fits all customers' needs and can be supplemented with a Complementary portfolio that can be adjusted to the customer's particular requirements.

     Basic Portfolio for all economic sectors

               -    Checking and savings accounts,

               -    Internet and PC banking,

               -    Cash management,

               -    Money payments and collections and

               -    Subsidiaries Products.

     Manufacturing Complementary Portfolio

               -    Loans for working capital, factoring and leasing,

               - Offshore products in Panama, Cayman, Banco Corfinsura Internacional, Inc. and Bancolombia Miami Agency,

               -    Warehouse and logistics,

               -    Checking and savings accounts,

               -    Leasing and

               -    Suvalor Products.

     Commerce Complementary Portfolio

               - Loans for working capital, loans funded by development banks and credit and distribution cards,

               -    Foreign exchange and international trade,

               -    Offshore checking accounts and

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

     Non Financial Services Complementary Portfolio

               -    Leasing and loans funded by development banks,

               -    Money collection and payment services,

               -    Investment funds and

               -    Repurchase agreements and DAT(3).

     Natural Resources Complementary Portfolio

               -    Long term loans, leasing and structured credits,

               -    Investment funds,

               -    Offshore checking accounts,

               -    Foreign Exchange and International trade,

               -    Leasing and

               -    Investment Banking.

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

----------
(3) Deposito de Ahorro a Termino or " DAT": A short-term bank deposit agreement that allows holders to receive interest payments from BC pursuant to the legal policy and specific regulations approved by the Superintendency of Finance.

B.3.III. MORTGAGE & BUILDING BANKING

          This segment was incorporated from Conavi as a result of the Merger. It targets the building construction industry. Certain financial and other information about Conavi as of December 31, 2004 is provided in this section for comparison purposes.

          Customers in Mortgage & Building Banking are grouped according to the following segments:

               - Building SMEs: 1 project (providing they are professionally dedicated to the construction business or represent more than Ps 10,000 million in annual sales).

               -    Building Corporate 1: 2 to 5 projects.

               -    Building Corporate 2: More than 5 projects.

          There were 596 Mortgage & Building Banking customers as of December 31, 2005.

          Portfolio

          The Bank offers the following products and services to its customers in the Mortgage & Building Banking Business:

               -    Working capital loans

               -    Construction loans

               -    Trust arrangements (Funds and Equity Management)

               -    Credit cards

               -    Checking accounts

               -    Savings accounts

               -    DAT

               -    Time Deposits

               -    Repurchase agreements

               -    Investment Funds

          Structure

          Mortgage & Building Banking services are provided by our sales team, which is responsible for serving the professional builder industry, through Account Managers.

          We also have a team of commercial advisors responsible for attending individuals in the sales rooms of the different construction projects belonging to our builder customers or on the actual property being sold. They are also responsible for providing support for mortgage loans at our own offices.

          Progress and innovations

               - As of December 31, 2005, construction loans amounted to Ps 236,127 million, showing an increase of 66% compared to Ps 141,968 million at December 31, 2004.

               - At December 31, 2005, BC had a 38% share of the market in construction loans calculated based on Ps 620,477 million total value. Source: Colombian Institute of Saving and Housing - ICAV (Instituto Colombiano de Ahorro y Vivienda).

               - At December 31, 2005, BC had more construction loans than any other mortgage bank in terms of number of loans (751) and value (Ps 326,276 million). Source: ICAV.

          Background Information

          In 1972, the Colombian Government, as part of its development plan, considered it convenient to channel funds to the building sector. Consequently, as a result of Decree 677 issued on May 2, 1972, the Government established that these funds would be acquired from the market via a savings promotion plan that incorporated a constant value mechanism to preserve the purchasing power of invested funds.

          Therefore, the Government authorized the creation of Private Savings and Housing Loan Corporations for the purpose of encouraging private savings and channeling these funds towards the building sector by means of Decree 678 of 1972. These Private Savings and Housing Loan Corporations utilized a constant value system that periodically adjusted the value of invested funds based on variations in the purchasing power of the peso in order to safeguard that both savings and loans would maintain their value.

          Based on the constant value system, the Unidad de Poder Adquisitivo Constante (the Purchasing Power Unit or "UPAC") was first established as a basis for denominating loans originated by Private Savings and Housing Loan Corporations as well as for paying interest on the savings deposited with them.

          The UPAC was initially linked to inflation in order to preserve the purchasing power of the peso. Later on, interest rates were included in the calculation of this rate and finally it was exclusively based on the DTF (average interest rate paid by banks on fixed term deposits).

          In 1998, the DTF registered an unusual increase and since the UPAC was calculated on the basis of the DTF rate, the resulting hike in interest rates had an adverse effect on the value of UPAC-linked obligations in pesos. For this reason, many borrowers could not pay off their loans.

          In November 1998, the Colombian Government declared a state of economic and social emergency and as a result issued Decree 2331 of 1998, in which it established a series of debt relief arrangements for existing housing loans.

          In 1999, the UPAC was declared unconstitutional by the Constitutional Court in a sentence pronounced May 27, 1999, stating that the DTF rate could not be included in the UPAC calculation methodology since this affected the people's right to decent housing, as provided for by Article 51 of the Colombian Political Constitution of 1991.

          On December 23, 1999, Law 546, the "Housing Framework Law", was passed, regulating home financing and creating the UVR, which reflected the variations in the purchasing power of the peso, based exclusively on the increase in the Consumer Price Index - CPI calculated by DANE -.

          Law 546 of 1999 established the guidelines which govern the long-term financing of housing and, among other things, allowed housing loans to be granted in pesos and in UVRs; prohibited capitalization of interest; permitted loan prepayments; prevented financing arrangements based on percentages that exceed the maximum limit set by the Colombian Government, established terms that range from 5 to 30 years for housing loans and required a first mortgage on the property that is being financed as collateral. In general, this law provided the regulatory framework for residential financing in Colombia.

          Interest rates have a ceiling or cap, both for "VIS" housing (Vivienda de interes social - low income housing - classified up to a maximum value of 135
SMLV) and non - VIS housing. As of December 31, 2005, the Bank offers mortgage loans with interest rates below the maximums established by law.

          Mortgage loans represent tax benefits for the borrower, who may deduct the interest paid on mortgage loans during the previous year from his or her tax payments and also reduce his or her tax base by up to 30% by saving in an AFC account, providing the amount saved is used to pay the downpayment on the property or the corresponding monthly mortgage payments.

          The government also grants subsidies for housing purchases that range from Ps 2,670,500 to Ps 8,011,500 for persons belonging to the lower income population (earning up to the equivalent of 4 SMLV).

B.4. DISTRIBUTION NETWORK

          The Bank distributes its products and services and executes transactions through seven main channels: the branch network, the ATM network, the Personal Virtual Branch and the Corporate Virtual Branch, Automatic Payment Systems, PC Banking, Conavitel and Telephone banking. BC has been increasing its distribution channels' capacity with more branches and more functionality in the electronic channels, while providing new transactions and services and selling products through internet and telephone banking. As of December 31, 2005, the branch network totaled 678 branch offices at 146 locations in the primary urban centers and regions of Colombia. This traditional distribution channel is reinforced by a unified management system that includes Internet Banking, the network of ATMs, telephone banking and client on-site branches. Through these channels, customers may carry out most transactions related to deposit accounts or credit cards, including inquiries, cash withdrawals, payment of credit card statements and utility and other bills, transfers and deposits.

B.4.I. BRANCH NETWORK

          As of December 31, 2004, BC had 377 branch offices located in 127 Colombian cities. As a result of the Merger, BC acquired 256 Conavi branch offices and 19 Corfinsura branch offices. Additionally, in fiscal year 2005, we have opened 27 branch offices and closed 1. As of December 31, 2005, we reached a total of 678 branch offices in 146 cities and towns throughout the country.

          The branch network continues to be concentrated mainly in the major urban centers of Colombia.

          During 2005, we continued to increase our market coverage with our mobile branches - Puntos de atencion Moviles-, servicing a total of 7,817 customers. Mobile branches consist of a commercial advisor who visits small towns on specific days, to offer BC's products and services to the local population. At December 31, 2004, there were 35 Bancolombia mobile branches and as of December 31, 2005, we had a total of 58 mobile branches. Seven of these mobile branches were converted to Extension Branch Offices due to their commercial growth. Extension Branch Offices are offices opened near an existing BC branch. Through its Extension Branch Offices, BC offers different types of services, financial assessment and product sales, using a multiple task cashier and a multiple task commercial advisor. The Manager of the closest branch is the Manager of the Extension Branch Office. In addition, these extension branch offices have Bancolombia's electronic distribution channels.

          In 2005, the Bank also introduced Mass-Market Collection Centers, where mass-market transactions are centralized (collection of mobile phone, public services, social security and pensioners' payments, among others) in order to support the growth of commercial businesses, strengthen our efficiency in cash transactions through the specialization of operations and provide transactional support to the traditional branch network. As of December 31, 2005, we had a total of 12 of these Collection Centers.

B.4.II. ELECTRONIC DISTRIBUTION CHANNELS

          BC has a network of alternative electronic distribution channels, designed to enable cost-effective transactions and services. To decongest its branch offices, the Bank has worked to transfer customer transactions from branch offices to electronic distribution channels. Transactions effected through electronic distribution represented more than 80% of all transactions in 2005.

          The following are the electronic distribution channels offered by the
Bank:

B.4.II.A. AUTOMATIC TELLER MACHINES

          As of December 31, 2004, BC had 517 ATMs, located in 127 urban centers. During 2005, BC installed 59 ATMs in strategic locations and new branch offices. Additionally, as a result of the Merger, Bancolombia incorporated 613 Conavi ATMs for a total of 1,189 ATMs in 157 cities and towns throughout the country as of December 31, 2005.

          BC's ATMs offer access to the Cirrus and Plus networks as well as to the Colombian Redeban-Multicolor network. This channel is widely used by both our own customers and by customers from other banks, reaching a total monthly average of 12.7 million transactions for 2005.

          During the last quarter of 2005, Bancolombia purchased 150 new ATMs, which are scheduled to be installed in the first half of 2006 in new branch offices, shopping malls, gas stations, supermarkets and other places of business. Out of these 150 new machines, 50 are fully functional ATMs capable of receiving checks and cash.

B.4.II.B. INTERNET BANKING

          BC estimates that the number of transactions carried out through the Internet and PC Banking remained stable between 2004 and 2005, accounting for approximately 28% of the Bank's transactions with its customers. The Bank offers the following Internet channels:

          Personal Virtual Branch. Since the Merger, BC has maintained the existing websites of the three merged entities (www.bancolombia.com; www.corfinsura.com; www.conavi.com), maintaining the different characteristics and advantages offered by each website. These websites will remain separate until the systems are integrated in one single website, which is currently expected to occur by the end of fiscal year 2006, along with the integration of many of the Bank's others applications.

          The www.corfinsura.com website provides its customers and visitors access to BC's products and services as well as to economic and financial information and periodic research reports, which can be viewed through the website or received by e-mail subscribers.

          The Colombian Chamber of IT and Telecommunications (Camara Colombiana de Informatica y Telecomunicaciones) awarded Corfinsura with the 2005 Prize for the Best Website in the Large Virtual Companies category based on its content, structure, user-friendly accessability, graphic design, interactivity, functionality and general appreciation of the site.

          Considering that data security is one of the main concerns of our customers when accessing online services, during 2005, BC focused its security strategy on user data security. Among the different activities carried out, BC implemented a virtual keyboard for entering passwords in order to access the transactional options, thereby preventing the copying of data by keylogging devices on the physical keyboard. Additionally, since June 2004, a second password is required for online payments to third parties made through the Virtual Branch. These measures were accompanied by a strong communications and media campaign designed to raise awareness among customers of the risks involved in Internet use and how these can be prevented or minimized.

          The average monthly volume of online transactions completed through Bancolombia, Conavi and Corfinsura websites increased by 38.0% from 3,951,992 in fiscal year 2004 to 5,452,860 in fiscal year 2005. Likewise, the number of online customers increased by 33.1% over fiscal year 2005, totaling 429,454 customers as of December 31, 2005.

          Corporate Virtual Branch. In 2005, BC concentrated its efforts on improving the performance of its Corporate Virtual Branch and educating customers about its various uses. This platform allows corporate customers to consult their account balances and monitor transactions in their deposit accounts, loans and credit cards, disburse loans, make payroll and supplier payments and complete other transactions in real time with the superior level of security that we believe our customers require. The number of transactions carried out through this service increased from approximately 9.6 million to 23 million per year. This was mainly due to a similar increase in the number of customers, considering that at the end of 2005 there were more than 22,500 customers using this service for their treasury needs compared to approximately 18,500 customers at the end of 2004.

          Facturanet. Facturanet was the first electronic bill payment system introduced in Colombia, developed by TODO 1 Services, a company with a business model designed to generate revenue from online banking, e-commerce and e-business. Facturanet is available to BC's customers and former Conavi customers. Through Facturanet, Bancolombia's customers can make payments and receive alerts via e-mail when a new bill is submitted for payment from any entity that has signed an agreement with the Bank. As of December 31, 2005, 741,354 payments were made via Facturanet, demonstrating an increase of 849% compared to the previous year as a result of the Merger.

          Payment Button. Bancolombia offers two means of making purchases and payments via Internet:

               - e-Pagos is a button through which only the Bank's customers can make purchases and payments via the Internet.

               - Proveedor de Servicios Electronicos or (Electronic Services Supplier or "PSE") is a centralized, standardized system, developed by ACH Colombia S.A. ("ACH") by means of which companies may allow their users to purchase and pay for items over the Internet, debiting the corresponding amounts from the financial institution where the users have their account and transferring these amounts to the payee accounts. This button accepts payments and purchases from customers pertaining to all banks that form part of the ACH network.

          A total of 101,097 transactions were carried out via the e-Pagos button, which represents an annual growth of 42%. There are more than 200 companies that currently have this button installed on their websites and we believe the potential offered by this payment mean continues to increase.

          Additionally, a total of 7,181 transactions were carried out using the PSE system in fiscal year 2005. Comparing the number of transactions performed during the second half of the year with those during the first half, there was a 1.173% increase.

B.4.II.C. AUTOMATIC PAYMENT SYSTEMS

          BC's customers may place standing payment orders and pre-register payments to be automatically and periodically debited from their accounts. The Bank's automatic payment system also enables its customers to perform transactions with any banking institution in Colombia, through the country's authorized clearinghouse, ACH.

          During 2005, approximately 21,500,000 payments were conducted via the automatic payment systems, compared to 17,900,000 payments during 2004, which is an increase of 20.1%.

          Adding the number of payments conducted via Conavi's automatic payment system during 2005 (aproximately 17,500,000) would result in a rise in the total number of automatic payments to approximately 39,000,000, on a pro forma basis, which would represent an increase of 81.3% in 2005.

B.4.II.D. PC BANKING

          The remote access platform to the Bank, named Enlinea Bancolombia, allows corporate customers to connect to the Bank via modem through an application installed on a computer at the customer's location. This cash management solution has fewer features than the Corporate Virtual Branch, but has been operating as a corporate solution since before the creation of the Corporate Virtual Branch. This was the solution that the Bank provided before creating its Corporate Virtual Branch, which now represents a large part of the transactions carried out online.

          In 2005, approximately 44,011,529 transactions were carried out using the Enlinea service. Compared to the 34,832,000 transactions last year, this represents an increase of 20.85%. At December 31, 2005, 4,154 customers were using this service. Conavi had a similar system that is still available to 11,000 Conavi branch customers. We expect the number of Enlinea users will further increase once Conavi and Bancolombia systems are fully integrated.

B.4.II.E. TELEPHONE BRANCH

          In 2005, as a result of the Merger, the Telephone Branch Banking Service went from servicing a monthly average of 400,000 customers to 500,000 (400,000 are Bancolombia branch customers and 100,000 are Conavi branch customers), resulting in an increase of 25%. Through this service, customers carried out approximately 37 million transactions in 2005.

          The telesales line is attended by specialized sales representatives that offer products and services to customers according to their needs. In 2005, we sold 17,000 products of BC and its subsidiaries through the telesales line, making this an important sales increasing vehicle.

          In 2005, new services and transactions were introduced to the Telephone Branch in order to increase customer satisfaction, including:

               - A customer service line for preferential customers located in Bogota, staffed with specialized sales representatives.

               - The VTO tool that gives institutional or campaign messages to the customer while the call is being transferred to the operator, reducing customer dropped calls during this waiting time.

               - A customer retention line for those customers who wish to cancel their credit cards with the Bank.

               - A call centralization initiative, through which all calls made to the branch offices are received by a Contact Center, removing some operational burden from our branch offices.

               - A transfer service from Bancolombia accounts to other Colombian bank accounts.

B.4.II.F. CONAVITEL

          This is a point of service ("POS") system consisting of a special terminal that is linked to the Bank's network through a telephone line. It offers BC's customers a broad transaction menu, including account balance check and transfers from savings and checking accounts to a customer's own or third party BC accounts.

          As of December 31, 2005, there were a total of 10,411 Conavitel machines installed, which performing an average of 1,386,000 transactions per month, including the following: payments to both BC accounts and those of other banks, account consultation services, credit card advances, transfers to both BC accounts and those of other banks, countermanding checks, freezing accounts and changing passwords.

B.4.III. SALES FORCE

          As of December 31, 2005, BC's sales force numbered more than 7,160 employees, organized as follows:

               - 806 employees offer preferential service to BC's managed customers from the higher value-generating segments;

               - 177 employees are dedicated to our business and corporate banking services, each specialized in the different economic sectors to provide customized attention to BC's larger customers. This team includes 14 managers specialized in construction banking ensuring the retention of key customers involved in construction projects, allowing for the further development of mortgage banking;

               - 2,992 employees provide advisory services and sell products to the Retail and SMEs Banking Segment, working from the branch network or providing individuals with banking services at home;

               - 2,486 secretaries and tellers service and advise customers in matters relating to both transactions and services, suggesting different products, detecting sales opportunities and referring customers to the sales team;

               - The Contact Center team is composed of a total of 652 employees, 407 of whom recommend and sell products;

               - More than 200 employees comprise the Extended Sales Team, selling BC's more specialized products, including foreign currency and cash management products and services;

               - The subsidiaries specialized sales force have a total of 433 employees providing specialized advisory services to all segments, offering different financial management products required by our customers.

          In fiscal year 2005, BC sold a total of 2,219,932 products, as compared to 979,812 products in fiscal year 2004, showing an increase of 127%.

          Approximately 570 employees of the total sales force have variable compensation plans based on the amount of value created. Next year, we expect to extend this arrangement to approximately 230 employees, in order to have a total of more than 800 employees with incentive-based variable compensation arrangements. The rest of the sales personnel are remunerated in accordance with a commercial management plan, under which the employees receive a quarterly or half-yearly bonus for achieving their established targets. This allows for the team to be swiftly and effectively managed.

          The entire sales force works as a team, using a comprehensive customer referral plan. During 2005, a total of 4,455 customers were referred among the sales personnel, generating 2,036 individual sales. For each customer successfully referred, a referral commission is paid to the referring sales person. The size of the commission depends on the profitability of the segment to which the customer belongs.

B.4.IV. MARKETING PROGRAM

          In 2005, BC continued its customer relations strategies, based on a creative marketing approach to the sales cycle, with brand management activities to attract new customers and analytical marketing to extend customer awareness. These strategies allow BC to reach customers with adequate cross-selling offers and to encourage customer loyalty to current products.

          In light of these strategies, in 2005, we developed more than 3 million personalized, customer-specific campaigns, based on each customer's individual needs, assigning customers to the commercial team through different channels, such as branch offices, telesales and specialized sales forces with a contact effectiveness of 35% and a sale per contact indicator of 50%.

B.5. PRODUCTS AND SERVICES

B.5.I. LOAN PORTFOLIO

          The following is the loan portfolio available for each of the segments of customers of the Bank:

B.5.I.A. PERSONAL BANKING LOAN PORTFOLIO

          The different loans available in this segment are listed below.

          - PERSONAL LOANS: Unrestricted loans that can be used for any purpose with short and mid-term financing for individuals qualifying under the Bank's policies At December 31, 2005, BC's total personal loans in this segment amounted to Ps 1,335 billion, with an annual growth of 38.73%, 157,874 customers and 360,788 obligations.

          - PAYROLL LOANS: The Bank offers employees of companies that have an agreement with the Bank an unrestricted loan that can be used for any purpose. The company deducts the corresponding loan payments from the employee's salary or wage payments and in turn authorizes the Bank to deduct this value from the amounts due and payable from the company's accounts.

          - EDUCATIONAL LOAN ("CREDIESTUDIO"): Through this loan the Bank finances undergraduate and graduate studies at preferential rates. This loan is offered for studies in first class universities throughout the country duly authorized by the Colombian Institute for the Promotion of Higher Learning (ICFES - "Instituto Colombiano para el Fomento de la Educacion Superior"). At December 31, 2005, BC's line of educational loans totaled Ps 4 billion, with an annual growth of 1,119% as a result of the Merger.

          - VIRTUAL LOAN ("AUDIOPRESTAMO" O "CREDIAGIL"): The Bank offers its customers a rotating line of credit, exclusively for individuals. Disbursements are carried out in real time and the corresponding amounts are deposited in the customers's primary account or in the account of a third party who has previously registered through the Internet, Contact Center or Conavitel. The credit limit is adjusted as the loan is gradually paid off, allowing for the ongoing use of the line of credit. At December 31, 2005, BC's line of virtual loans totaled Ps 348 billion, with a year- over-year growth of 29%, a customer base of 101,171 and Ps 916 billion in individual credit limits.

          - MICRO-BUSINESS LOAN ("MICROCREDITO"): The Bank offers a loan for Colombian micro-businesses, specially designed to finance their working capital or investment needs with an automatic guarantee for 70% of the loan with the FNG (National Guarantee Fund). This product is complemented by advisory services and tuition specially designed for micro-businesses needs. Micro-business loans in Colombia are regulated by the Law 590 of 2000 as amended. The maximum term for this type of loan is 36 months. As of December 31, 2005, BC's line of micro-business loans amounted to Ps 19 billion, with an annual growth of 56.58%.

          - OVERDRAFTS IN CHECKING ACCOUNTS: This is a service whereby individuals are entitled to issue checks, carry out online transactions and purchase products and services at any establishment accepting MasterCard, both at home and abroad, without necessarily having the corresponding funds in their checking accounts. The amount above the amount available in the customer's checking accounts is credited to the amount of overdraft that has been assigned and subsequently communicated to the customer.

          - VEHICLE LOAN ("VEHIPRESTAMO"): With this loan the Bank finances the purchase of vehicles for private or commercial use (excluding public transportation vehicles), at competitive rates of interest and ample repayment terms.

          - EXECUTIVE LOAN ("EJECUTIVO EMPRESARIAL"): A loan with preferential rates, aimed at satisfying the investment and financing needs of employees who work in companies that are Bank's customers.

          - FREE INVESTMENT LOAN: A loan index-linked to the UVR (Unit Of Real Value) rate for individuals and entities in all segments.

               - The loan is guaranteed by a first mortgage on the property, a life insurance policy for the borrowers and fire and earthquake insurance.

               - The maximum loan amount corresponds to 60% of the property's commercial value over a term ranging from 5 to 10 years.

          - FIXED RATE LOAN IN PESOS: An unrestricted loan in pesos that can be used for any purpose, this loan offered to preferential and prestige segment customers that wish to purchase residential/commercial property, land lots or wish to remodel existing property. This loan can also be used for the borrower's own consumption and has a maximum term of 59 months.

               - The minimum loan amount is Ps 38.1 million and the maximum loan amount corresponds to 70% of the property's commercial value or 50% for residents in Colombia who receive foreign currency remittances as part of their regular income.

               - The loan is guaranteed by a first mortgage on the property, life insurance policy for the borrowers as well as fire and earthquake insurance.

B.5.I.B. SMES (SMALL AND MEDIUM-SIZED ENTERPRISES) LOAN PORTFOLIO

          At December 31, 2005, Bancolombia's line of SMEs loans totaled Ps 2.2 billion, with a year- over- year growth of 48.70%, a customer base of 79,307 and 224,356 financial obligations.

          - ORDINARY LOAN PORTFOLIO: Loans granted to SMEs based on the resources maintained in their Checking Accounts, Savings Accounts and CDs/time deposits, in order to satisfy customers' needs.

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

               - FINAGRO (Fondo para el Financiamiento del Sector Agropecuario): Line of credit for financing the different phases in goods production, commercialization and/or transformation processes stemming directly from, connected to or complementary to farming and livestock, forestry, fishing, water, poultry and beekeeping industry activities.

               - FINDETER (Financiera de Desarrollo Territorial): Line of credit that, with credit resources, seeks to support the execution of programs, projects or investments that generate local, regional or national development.

                    The programs, projects or investments financed must be common interest-oriented and aimed at improving community living conditions.

          - "CREDICAFE": A rotating credit limit to be used for the purchase of raw materials and the payment of workers in the coffee producing industry. It is easy to use and grants immediate recurring or sporadic disbursements, consultations and payments by using Bancolombia's Telephone Branch.

               This product is aimed at customers who are coffee growers, in segments such as SMEs. It requires a prior study of financial statements and of specific financing needs based on the payments that stem from the customer's business.

          - "CREDIPAGO VIRTUAL": A rotating line of credit that can be accessed at any time. It may be used for any purpose and is easy to use, with immediate recurring or sporadic disbursements, as well as consultations and payments through Bancolombia's Virtual Branch. This credit has a minimum disbursement limit of Ps 1 million and 3, 6, 9, 12, and 24 month terms. At December 31, 2005, the Bank has 6,474 SMEs enrolled in this product, Ps 132 billion in loans and Ps 251 billion in the value of assigned limits available for use.

          - INFLATION-INDEXED LOAN: An inflation-indexed line of credit designed to serve corporate customers who seek different types of financing in accordance with market evolution and inflation expectations.

          -    ACQUISITION OF ACCOUNTS RECEIVABLE (FACTORING):

                    -    Simple Factoring:

                    A service through which the current or present amount of an obligation with a future due date (no later than 180 days after the date of the discount) is settled or discounted at a market rate or discount rate, depending on the risk, the segment and the rating of the individual or company that becomes obligated to the Bank.

                    Usually, the provider customer (the one who sells a good or renders a service) requests the acquisition by the Bank of its accounts receivable because it seeks additional liquidity and the purchasing customer (the one who receives the merchandise or service) agrees to pay the Bank on the due date.

                    - Virtual Acquisition of Accounts Receivable ("Factoring Virtual"):

                    Internet based transaction that offers immediate liquidity for our customers. Companies are able to discount invoices with less paperwork and easier transactional steps, thus allowing for total control of the operations.

                    -    Triangular Factoring:

                    BC pays the vendor in cash, obtaining the prompt payment discount that the vendor offers to the customer, and shares this discount with the buyers, providing them with an additional term for the payment of the invoices, at no financial cost.

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

          The following table summarizes loans extended to individuals and SMEs in 7 categories and the amount past due for each category:

                                                                      AS A %      AS A %
                                                                     OF TOTAL    OF TOTAL
                                                                       LOAN        LOAN                    PAST DUE/
                                                                    PORTFOLIO   PORTFOLIO    PAST DUE        TOTAL
                              2003          2004          2005         2004        2005     LOANS 2005   TYPE OF LOAN
                          -----------   -----------   -----------   ---------   ---------   ----------   ------------
                                                        (Ps million except percentages)
RETAIL (1)
Credit cards              Ps  335,172   Ps  392,900   Ps  582,533      3.9%        3.1%      Ps 25,967        4.5%
Personal loans                814,885     1,111,250     1,556,429     11.1%        8.4%         63,008        4.0%
Vehicle loans                 229,737       381,723       629,326      3.8%        3.4%         23,829        3.8%
Overdrafts                     81,294        89,867       101,957      0.9%        0.5%         10,234       10.0%
Loans funded by
   domestic development
   banks                      330,246       359,494       403,414      3.6%        2.2%          8,391        2.1%
Trade financing                19,644        54,189        76,643      0.5%        0.4%            658        0.9%
Working capital loans         898,239     1,295,643     1,612,650     12.9%        8.7%         41,000        2.5%
                          -----------   -----------   -----------     ----        ----       ---------       ----
  TOTAL RETAIL            Ps2,709,217   Ps3,685,066   Ps4,962,952     36.7%       26.7%      Ps173,087        3.5%
                          ===========   ===========   ===========     ====        ====       =========       ====

----------
(1)  Includes loans to high-income individuals and SMEs.

B.5.I.C. HOUSING/MORTGAGE LOANS IN RETAIL BANKING

          As a result of the Merger, BC now offers a wide range of housing and mortgage loans, previously offered by Conavi.

          BC, through the Conavi branch network, offers a pre-approved credit limit for purchasing residential property, which credit-limit is granted before the customer chooses the property. This credit limit is valid for a period of 6 months, guaranteed by a life insurance policy covering the beneficiaries. This service is called "Supercredito".

          On December 15, 2005, BC securitized Ps 48,506 million of its non-performing mortgage loan portfolio. This securitization as well as those executed by Conavi before the Merger had the purpose of reducing the level of past due loans, and as a result reduced the systemic risk presented, given the concentration of long-term assets versus short-term liabilities.

          There are 101,013 of mortgage loans held by BC for individuals including Mortgage Securitization. There has been a 13.9% growth from year 2004 to year 2005 in housing loans, including the securitized portfolio.

          - HOMEOWNER LOAN (IN "UVR'S" - UNITS OF REAL VALUE): A line of credit for purchasing used or new homes, that is index-linked to the UVR rate, which in turn is based on the performance of the inflation rate.

               - The maximum loan amount corresponds to 70% of the property's commercial value or 50% for residents in Colombia who receive foreign currency remittances as part of their regular income. The term of this loan ranges from 5 to 15 years. Three types of amortization plans are offered, as regulated by the Colombian Government.

               - The loan is guaranteed by a first mortgage on the property, life insurance policy for the borrowers as well as fire and earthquake insurance.

          - PURCHASES OF REAL ESTATE OTHER THAN HOUSING: A line of credit that is index-linked to the UVR rate offered to individuals and entities in all segments for purchasing real estate other than housing.

               - The maximum loan amount corresponds to 60% of the property's commercial value over a term ranging from 3 to 8 years.

               - The loan is guaranteed by a first mortgage on the property, life insurance policy for the borrowers as well as fire and earthquake insurance.

          - LOW-INCOME HOUSING (VIS) REMODELING LOAN: A line of credit, index-linked to the UVR rate, for remodeling low-income housing (houses with a commercial value of less than 135 SMLV, in accordance with Colombian law).

               - The maximum loan amount corresponds to 70% of the property's commercial value. The term of this loan ranges from 5 to 15 years. Three types of amortization plans are offered, as regulated by the Colombian Government.

               - The loan is guaranteed by a first mortgage on the property, life insurance policy for the borrowers as well as fire and earthquake insurance.

          - HOUSING CONSTRUCTION LOAN FOR INDIVIDUALS: A line of credit that is index-linked to the UVR rate and offered to individuals for the purpose of building their own homes.

               - The maximum loan amount corresponds to 70% of the total costs involved. This loan is offered over the term of construction plus up to 15 years. Three types of amortization plans are offered, as regulated by the Colombian Government.

               - The loan is guaranteed by a first mortgage on the property, life insurance policy for the borrowers as well as fire and earthquake insurance.

          - REAL ESTATE CONSTRUCTION LOANS OTHER THAN HOUSING: A line of credit that is index-linked to the UVR rate and offered to individuals and entities in all segments for the purpose of building property other than housing.

               - The maximum loan amount corresponds to 60% of the total costs involved. This loan is offered over the term of construction plus up to 8 years.

               - The loan is guaranteed by a first mortgage on the property, life insurance policy for the borrowers as well as fire and earthquake insurance.

          - HOUSEHOLD LOAN ("PRESTAHOGAR" - OFFERED WITHIN THE PREMERGER AT BANCOLOMBIA BRANCH NETWORK): This line of credit is aimed at financing the purchase or remodeling of residential property. At December 31, 2005, BC's line of home loans came to Ps 162 billion, with a year- over- year growth of 58.77%.

B.5.I.D. CORPORATE BANKING LOAN PORTFOLIO

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

          - Treasury Loans: This is a short- term credit designed to finance working capital needs. Its term can be between 30 and 180 days. These loans are variable rate. Additionally, it is a line of credit that seeks to satisfy customers' working capital needs as generated by temporary liquidity needs and tax payments.

          The following table summarizes loans extended to corporate customers in six categories and the amount past due for each category:

                                                                      AS A %      AS A %
                                                                     OF TOTAL    OF TOTAL
                                                                       LOAN        LOAN                    PAST DUE/
                                                                    PORTFOLIO   PORTFOLIO    PAST DUE        TOTAL
                              2003          2004          2005         2004        2005     LOANS 2005   TYPE OF LOAN
                          -----------   -----------   -----------   ---------   ---------   ----------   ------------
                                                        (Ps million except percentages)
CORPORATE
Trade financing           Ps  149,582   Ps  253,632   Ps  783,894      2.5%        4.2%      Ps 9,728        1.2%
Loans funded by
   domestic development
   banks                      394,947       770,331       948,659      7.7%        5.1%         7,463        0.8%
Working capital loans       4,687,153     4,298,354     7,702,420     42.8%       41.4%        55,355        0.7%
Credit cards                    8,237        24,621        42,293      0.2%        0.2%         1,616        3.8%
Overdrafts                     32,371        67,018        62,041      0.7%        0.3%         4,177        6.7%
                         ------------  ------------  ------------     ----        ----      ---------        ---
   TOTAL CORPORATE       Ps 5,272,290  Ps 5,413,956  Ps 9,539,307     53.9%       51.2%     Ps 78,339        0.8%
                         ============  ============  ============     ====        ====      =========        ===

B.5.II. DEPOSIT PRODUCTS

          The Bank offers its customers a variety of checking accounts, savings accounts, fixed term deposits and tax collection services. At December 31, 2005, based on information compiled by the Superintendency of Finance, BC was the largest bank nationwide in terms of deposits, with a total of Ps 14,226 billion on a non-consolidated basis, representing 15.92% of the Colombian market. 25.10% of BC (non-consolidated) total deposits are in checking accounts, 49.90% in savings accounts, 19.96% in fixed term deposits (including time deposits). BC has 36.9% of the market share of national taxes and customs duties payments.

B.5.II.A. CHECKING ACCOUNTS

          A deposit product that allows customers to deposit sums of money in cash and/or checks and to dispose of balances, totally or partially, through checks, automatic withdrawals/debits, cash withdrawals, and electronic transfers. As of December 31, 2005, on a non-consolidated basis, BC had approximately 427,961 checking accounts with total deposits of Ps 3,309 billion, registering an approximate 18.77% increase vs. the Ps 2,786 billion posted at December 31, 2004. Checking accounts usually reach their highest level at the end of the year, affected by the season. As of December 31, 2005 BC had 18.81% of the market share for checking accounts in the country.

B.5.II.B. SAVINGS ACCOUNTS

          BC savings accounts are designed for individuals; they settle and disburse interest on available balances on a daily basis. BC savings accounts offer different alternatives of return, handling fee, transactions, and required minimum balances, all according to customer needs. As of December 31, 2005, on a non-consolidated basis, BC had approximately 4,405,436 savings accounts with total deposits of Ps 7,332 billion, increasing approximately 114.83% over Ps 3,413 billion in 2004. In addition, BC offers "Payroll Payment Accounts" to satisfy company payroll payment needs. Also, BC offers a savings account called "Pension Payment Account", exclusively for the payment of retiree benefits.

B.5.II.C. AFC SAVINGS ACCOUNTS

          AFC savings accounts were established by the Colombian Government in order to promote the construction industry and the purchase of housing through banks that offer mortgage loans. AFC accounts offer tax benefits to all those assigning their savings to paying off mortgage loans (disbursed for new and used property after September 26, 2001). This is a product aimed at individual, over -18 freelance professionals or employees who earn income subject to withholding tax as well as tax-payers who wish to reduce their net taxable income.

B.5.II.D. CDS - TIME DEPOSITS

          These time deposits, negotiable on the secondary market, are used to manage liquidity surpluses for terms greater than 30 days, with higher interest rates than those paid on savings accounts. As of December 31, 2005, on a non-consolidated basis, BC had a total of 114,196 issued CDs, totaling Ps 2,750 billion, compared with 65,711 issued CDs worth Ps 2,411 billion in 2004.

B.5.II.E. DAT - SAVING DEPOSITS

          A short-term savings deposit that allows holders to earn interest according to certain specific regulations approved by the Colombian Superintendency of Finance.

B.5.III. CREDIT CARDS, DEBIT CARDS AND ACQUIRING BUSINESS

          As a result of the Merger BC consolidated its leadership in the card business, increasing its portfolio of products and overall position in the industry both as an issuer of credit and debit cards as well as in the acquiring business.

B.5.III.A. CREDIT CARD

          At December 31, 2005, BC had 555,342 outstanding credit cards, distributed in the following franchises: American Express 19%, MasterCard 47% and Visa 34%. In 2005, BC remained in No. 2 position in the credit card billing industry in Colombia, amounting to Ps 2,788 billion, with a growth of 16.97% (industry growth 24.08%) from 2004 and a total market share of 22.28%.

          The main strategies implemented to achieve these results were the following:

          - AMERICAN EXPRESS BUSINESS EXPANSION: At December 31, 2005, we had 105,003 outstanding cards which continued to increase their market share, reaching 3.04% of total outstanding credit cards and 4.13% in total credit card billing.

          - AMERICAN EXPRESS THROUGH CONAVI BRANCHES: Taking full advantage of the Merger on November 15, 2005, BC launched the American Express sales campaign through Conavi branches. This was aimed mainly at our VIP customers, pre-approved customers for the American Express Card and customers who visit the branches.

          - CREDIT CARD FOR ENTITIES: BC continues to lead the commercial solutions business targeting its corporate customers, with 26.76% of the total amount invoiced by the entire industry. As a result of the Merger, BC incorporated two new products to this portfolio.

               - THE CENTRALIZED AIR TICKET ACCOUNT (CUENTA CENTRALIZADORA AEREA CTA): This account enables large companies to centralize their expenditure on air tickets.

               - VIRTUAL CARD: This product is offered to individuals and entities exclusively for purchasing on the Internet. The credit limit available through the virtual card is linked to the total credit limit of the physical credit card.

          - CO-BRANDING CREDIT CARD: The co-branding credit card Exito Bancolombia (resulting from the alliance with Almacenes Exito supermarket and retail chain) showed very positive results in 2005, with 41% growth in total billing, 17 percentage points above the industry average, and 32% growth in number of outstanding cards, 9 percentage points above the industry average. As of December 31, 2005, shared-label cards totaled 29,360, with accumulated billing of Ps 84 billion.

          - PRIVATE LABEL CREDIT CARD: This product, has been designed to be used exclusively for the purchase of products and services offered by companies with which an agreement exists. As of December 31, 2005, BC had a total of 4 private credit card agreements. Comfama and Club Rodeo private label credit cards were launched in 2005 (See Item 4. Information on the Company -
               B. Business Overview - B.5. Products and Services - B.5.xiii - New products or services). The private label credit cards launched before January 1, 2005 were:

               - YANBAL PRIVATE LABEL CREDIT CARD: At December 31, 2005, there were 26,390 Yanbal credit cards, representing total billing of Ps 81 billion. Yanbal produces and distributes make-up and beauty products.

               - COUNTRY CLUB PRIVATE LABEL CREDIT CARD: At December 31, 2005, there were 5,009 Country Club cards, representing total billing of Ps 9 billion. County Club is a private social club located in Medellin, Colombia.

          - STRENGTHENING THE LOW-INCOME "IDEAL" CREDIT CARD: The "Ideal" Card continues to promote MasterCard placements. At December 31, 2005, there were a total of 26,525 outstanding "Ideal" credit cards with a growth of 68% in total billing in 2005 as compared to 2004. This business growth is mostly explained by an increase in payroll customers.

          - CUSTOMER RETENTION PLAN: In February 2005, the Customer Retention Center (initially for Personal Cards) was established for the purpose of servicing customers who wish to cancel their credit cards with the Bank, offering additional advisory services using a client performance software in order to retain these customers. During 2005, this center had had contact with a total of 514 customers, retaining 113 customers, 25.9% of the total.

          - THE CAYMAN VISA BANCOLOMBIA CREDIT CARD: At December 31, 2005 there were a total of 3,835 outstanding credit cards. Billing amounted to US$ 19,480,700, growing 16% in 2005.

B.5.III.B. DEBIT CARDS

          BC achieved first place in Colombia's Debit Card Industry for the number of outstanding cards with a total share of 31.3%. Billing in points of sale transactions, represented 43.2% of the total market share and accumulated billing in POS and ATM's represented 36.4% of the total market share. As of December 31, 2005, the bank had a total of 3,747,697 outstanding debit cards and total billing of Ps 19 billion.

          The Bank offers four types of debit cards:

          - BANCOLOMBIA Maestro Debit Card: 1,642,862 outstanding cards of which 4,347 are Preferential Debit Cards.

          -    CONAVI Maestro Debit Card: 1,943,208 outstanding cards.

          - BANCOLOMBIA MasterCard Debit Card: 161,627 outstanding cards of which 33,141 are Preferential Mastercard Debit Cards.

          - BANCOLOMBIA Prepaid Debit Card: 30,750 outstanding cards (Prepaid card is a debit card that is not associated to a saving account and is used to payroll, bonus and prizes among others payments).

          The drivers of this growth are: an increase in the use of Debit Cards, the affiliation of new retailers, the strengthening of exclusive channels for cards, such as Conavitel, withdrawals and balance checking services free of charge for debit cards through our ATM network, and our strategy of linking the opening of a savings or checking account with a debit or payroll card.

B.5.III.C. ACQUIRING BUSINESS

          BC's market share in the acquiring business reached 39.96%, with a growth in 2005 of 22% in amounts paid and 64.45% in commissions received, positioning the Bank as No. 1 in Colombia in amounts paid and commissions received as well.

          From April 1, 2005, financial institutions in Colombia underwent a series of important changes in their collection processes with establishments affiliated to debit and credit card services. The most important of these changes is that each bank establishes the discount commission to be charged to the retailers, which was formerly established by the card franchises.

          Payer and acquiring business in Bancolombia:

          - VISA, MASTERCARD AND AMERICAN EXPRESS PAYER BUSINESS: At December 31, 2005, BC had more than 12,000 commercial establishments affiliated to the Bank. As of December 31, 2005, this business showed an annual growth in amounts paid out of 22%, and commissions grew by an accumulated 64.45%, because of the increase in market share, transactions carried out with highly profitable clients during the year as well as new product income corresponding to commission margins on purchases made with debit cards and with MasterCard issued abroad in establishments affiliated to the Bank. In 2005, BC continued to lead this market with a 39.96% share (measured in accumulated amounts paid at December 31, 2005).

          - ACQUIRING BUSINESS - AMERICAN EXPRESS: At December 31, 2005, this franchise had a total of 68,599 affiliated establishments, registering a 23.29% growth vs. the prior year. BC continues to be the only acquiring bank of this franchise in Colombia, and as such has assumed all the responsibility of affiliating establishments, defining discount commissions, remunerating and paying sales made by the affiliated establishments in Colombia.

              CREDIT CARD BUSINESS - GROWTH AND SHARE OF THE MARKET

      CREDIT CARD -
   ACCUMULATED BILLING
(As of December 31, 2005                                INCREASE
    - in Ps million)         2004(1)         2005      2004/2005   SHARE-2004(1)   SHARE-2005
------------------------   -----------   -----------   ---------   -------------   ----------
Master Card                Ps  889,193   Ps1,391,484     56.49%         8.80%        11.12%
Visa                           523,916       879,462     67.86%         5.20%         7.03%
American Express               389,357       517,309     32.86%         3.90%         4.13%
                           -----------   -----------     ------        ------        -----
TOTAL BANCOLOMBIA          Ps1,802,466   Ps2,788,256     54.69%        17.90%         22.8%
                           ===========   ===========     ======        ======        =====

----------
(1) These amounts and percentages include information only for Premerger Bancolombia(4).

B.5.IV. OTHER PRODUCTS

          As a full service bank, BC offers a broad portfolio of financial products and services. Some important services not reported above are listed in this section.

B.5.IV.A. INTERNATIONAL REMITTANCES

          BC continued to expand its share of the family remittance business. In 2005, BC signed various agreements with other banking entities and money remitters. The new agreements that entered into effect in 2005 were the following: Associated Foreign Exchange Inc. (AFEX), Dollar Express Inc. (DolEx), Europhil, Viamericas, UNO Money Transfer, La Caixa and Caja Madrid. These joined the already existing agreements with RIA Telecomunications Inc., Remesas Quisqueyana, Grupo Banco Popular (Spain) and the Bank of New York.

          With this, BC has consolidated its position on the family remittance business in the main destination points for Colombians migrating abroad, including the US, Spain, Italy, the UK, France and Germany, among others.

B.5.IV.B. LOCAL REMITTANCES

          BC accepts for deposit checks drawn on other banks and from other cities than the city where the account is held.

----------
(4) "Premerger Bancolombia" refer to Bancolombia as it existed immediately before the Merger took effect.

B.5.IV.C. TAX AND CUSTOMS DUTY PAYMENTS

          BC offers its customers the convenience of paying national taxes and customs duties through its branch network. BC transfers all the funds collected to the Government Tax and Custom Duty Agency. This represents a no-cost, short-term funding source for the Bank. BC holds more than 36.9% of the tax collection market, 34.95% of the market share of national tax and 43.7% to customs duties payments.

B.5.IV.D. BANCASSURANCE - (LIFE/TUITION/RESIDENTIAL INSURANCE)

          Through its branch network, the Bank offers several insurance products (life insurance, home insurance and personal accident insurance) from Compania Suramericana de Seguros, one of the major insurance companies in Colombia. Bancolombia was the first bank in Colombia in this business.

          These products are mainly targeted to the Entrepreneurial and Personal customers, who traditionally do not have this type of insurance.

          In the bancassurance business, BC is the leader of the market, with 230,853 insurance policies sold in 2005 (18% more than in 2004) and with a total of 420,892 outstanding insurance policies (15.2% more than in 2004).

          Regarding the insured value, life insurance totaled Ps 7,100 billion, with an average insured value of Ps 14.4 million; in home insurance, this figure amounts to Ps 220 billion, and in tuition insurance, Ps 6,130 million, as of December 31, 2005.

B.5.IV.E. PENSION BANKING ("BANCAPENSIONES")

          Through its branch network, the Bank offers a Voluntary Pension Fund "Rentapension", administered by Fiducolombia. The fund allows customers to obtain, through periodic contributions, tax benefits and interest payments, and the fund functions as a proposed voluntary savings goal to complement customers' state pensions. BC sold 14,748 pension plans in 2005 as compared to 10,359 pension plans in 2004. The assets under management in this pension fund represent Ps 149 billion at December 31, 2005 as compared to Ps 79 billion at December 31, 2004, which represents an 89% increase.

B.5.IV.F. TREASURY PRODUCTS

          The Bank's Treasury Division is responsible for the management of the Bank's treasury products and its proprietary liquidity as well as its foreign exchange and securities positions. The Treasury Division works under the guidelines established by the Vice Presidency of Risk related to market and liquidity risk.

          Treasury products were more dynamic during 2005, showing a significant increase in the volume of operations with customers in product lines like foreign exchange spot and forward transactions and public debt.

          Internal and external interest rates and the macroeconomic environment translated into important capital gains from bond price increases for all the Bank proprietary portfolios. This factor was the main determinant of BC's treasury results during 2005.

          In the local market, the prices of bonds rose due to the high monetary liquidity provided by the Central Bank and strong economic fundamentals.

          In the international market, a high level of global liquidity, strong economic fundamentals in emerging economies and a supportive US Treasury market during 2005 translated into an important reduction in the credit spread of the bond portfolio yielding important capital gains and positive results for BC.

          This division conducts the following operations for the Bank and for its customers, in addition to other activities:

     OVERNIGHT FUNDS:

          - INTER-BANKING: These are operations in which BC lends or borrows funds in Colombian pesos or U.S. dollars to or from financial institutions on a short term basis (30 days maximum), without receipt or delivery of a guarantee in exchange. This product allows short-term management of liquidity surpluses or shortages.

          - REPO: In Repo operations, BC lends or borrows funds in Colombian pesos or U.S. dollars for a short term (maximum 30 days) to or from financial or non-financial institutions, in exchange for a guarantee.

     ISSUANCE OF CDS-TIME DEPOSITS: BC captures funds in Colombian pesos by issuing Time Deposits. Interest rates on such CDs can be fixed or linked to the DTF (Colombia's average of term deposits) or the CPI (consumer price index).

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

     CREDIT DERIVATIVES INVESTMENT PORTFOLIO: Through its subsidiary Bancolombia Panama, BC invests in credit -linked notes and credit -linked deposits issued by international banks. Such instruments contain embedded derivatives in which one party transfers to the other for a period of time the credit risk associated with another issuer in exchange for a periodic premium. This type of transfer is commonly defined as a Credit Default Swap ("CDS").

     FORWARD COLOMBIAN PESO/U.S. DOLLAR: BC purchases and sells U.S. dollars in exchange for futures contracts for Colombian pesos, determining a date, price, and specific amount. This is done to fill customer needs, to take a long or short position in connection with an exchange rate swap or to hedge assets and liabilities denominated in U.S. dollars. Such operations are not standardized with respect to length or minimum amounts. In forward forex operations, BC performs the same role with currencies other than the U.S. dollar.

     SECURITIES FORWARD: BC purchases and sells securities with a settlement date that is more than three days ahead of the trade date, specifying in advance the amount, price and date of the transaction.

     INTEREST RATE SWAP: BC enters into Interest Rate Swap contracts with entities and other financial institutions in which the Bank exchanges a fixed interest rate for a floating interest rate or vice versa. This type of contract is used for hedging purposes and for the improved matching of assets and liabilities.

     CROSS CURRENCY SWAP: BC enters into swap contracts with entities and other financial institutions in which the Bank exchanges a given cash flow usually related to a loan or security denominated in a specific currency (US$, Peso, Euro) for another cash flow denominated in a different currency.

     US$/PESO OPTIONS: BC buys and sells options or "rights" to buy (Call options) or sell (Put Options) U.S. dollars in exchange for Colombian pesos in the future, for a premium.

B.5.V. FIDUCIARY

          On August 1, 2005, Fiduciaria Corfinsura merged with and into Fiducolombia, with Fiducolombia as surviving entity, strengthening Fiducolombia's position as leading trust company in terms of assets managed and operating income. According to data as of June 30, 2005, compiled by the Superintendency of Finance, Fiduciaria Corfinsura and Fiducolombia registered assets managed of Ps 591 billion and Ps 16,572 billion, respectively, which represented market shares of 0.8% and 23.7%, respectively. As of July 31, 2005, Fiduciaria Corfinsura and Fiducolombia had operating income of Ps 1,678 million and Ps 39,734 million, respectively.

          The Bank offers, through its subsidiary Fiducolombia, a family of five mutual funds and one voluntary retirement fund, all of which are designed to provide customers with the opportunity to diversify their investments. As of December 31, 2005, it had Ps 2,878,543 million in total assets under management, increasing 42.5% from Ps 2,020,227 million in 2004.

     FIDUCUENTA: This fixed income fund seeks to attain stable income in the short term, preserving the immediate availability of cash. As of December 31, 2005, these funds had Ps 1,990,969 million in assets under management, increasing 35.1% from Ps 1,473,565 million in 2004.

     FIDURENTA: This fixed income fund seeks to attain stable income in the medium and long term, with a minimum 30-day investment term. As of December 31, 2005, it had Ps 618,250 million in assets under management, increasing 55.2% from Ps 398,338 million in 2004.

     FIDUDIVISAS: This fund comprises fixed or variable income securities issued in international markets, with a minimum 90-day investment term. As of December 31, 2005, it had Ps 801 million in assets under management, decreasing 70.3% from Ps 2,697 million in 2004. This decrease is explained by the volatility of the exchange rate.

     PLAN SEMILLA: This savings alternative pursues the goal of capital accumulation, which can, in accordance with a customer's needs, assist in paying for education, purchasing a home, or buying a vehicle. It has a minimum one-year investment term. As of December 31, 2005, it had Ps 94,137 million in assets under management, increasing 80.4% from Ps 52,189 million in 2004.

     RENTA PENSION: This long-term programmed savings alternative enjoys tax benefits and can either complement the mandatory state pension or assist in the pursuit of capital accumulation goals. As of December 31, 2005, it had Ps 148,115 million in assets under management, increasing 71.3% from Ps 86,473 million in 2004.

     INDEACCION: This investment alternative allows participation in the local and international stock markets with the goal of long-term gains. The minimum investment term is 90 days. As of December 31, 2005, it had Ps 26,271 million in assets under management, increasing 277.2% from Ps 6,965 million in 2004.

     ASSET MANAGEMENT BUSINESSES

          In the area of asset management businesses, as of December 31, 2005, Fiducolombia had Ps 19,218 billion in assets under management, increasing 48.96% from Ps 12,902 billion in 2004. Fiducolombia offers a broad range of products and services by type of trust, including:

     PUBLIC TRUST: When managing a public trust for state-owned companies, Fiducolombia performs collection, payment and asset management operations while simultaneously performing follow-up, control and reviews of performance as well as any other activities provided for in the trust contract. Public trust, is divided in two categories: Public Trust and Pension Trust of Territorial Entities. As of December 31, 2005, Public Trust and Pension of Territorial Entities had Ps 4,018 billion and Ps 4,449 billion in assets under management, respectively.

     MANAGEMENT AND PAYMENT TRUST: Fiducolombia manages assets transferred to it by an individual or company, performing activities such as collection, payment and portfolio control, document control, verification of budgetary performance and presentation of operating results. As of December 31, 2005, these trusts had Ps 6,348 billion in assets under management, an increase of 132.50% from Ps 2,730 billion in 2004.

     INDIVIDUAL INVESTMENT TRUST: Fiducolombia manages resources transferred to it by an individual or a company, designing an investment portfolio that takes into account the customer's requirements in terms of liquidity, security and profitability. As of December 31, 2005, these trusts had Ps 3,336 billion in assets under management, an increase of 40.13% from Ps 2,380 billion in 2004.

     REAL ESTATE TRUST: Fiducolombia manages third-party resources designated for the development of housing and/or commercial real estate projects during the pre-sale, construction and title transfer stages, thus contributing to project feasibility as well as promotional and sales activities. As of December 31, 2005, these trusts had Ps 207,959 million in assets under management, an increase of 16.48% from Ps 178,544 million in 2004.

     GUARANTEE TRUST: Through this trust business, the trustee or founder of a trust transfers ownership of one or several of his assets to an autonomous entity in order to guarantee other financial obligations that the trustee or founder has incurred. As of December 31, 2005, these trusts had Ps 859,488 million in assets under management, decreasing 38.87% from Ps 1,406 billion in 2004.

          Other products and services offered by the Fiducolombia are:

     SECURITIES MANAGEMENT: Fiducolombia carries out management activities with the goal of improving efficiency in the administration of the shareholders' matters in a corporation. Fiducolombia can also act as agent for payments, recording agent and transfer agent.

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

B.5.VI. LEASING

          On November 30, 2005, Suleasing merged with and into Leasing Colombia as surviving entity, strengthening Leasing Colombia's position as leading leasing company in terms of assets and leasing arrangements. According to data as of October 31, 2005, compiled by the Superintendency of Finance, Suleasing and Leasing Colombia registered assets of Ps 1,607 billion and Ps 1,375 billion, respectively, which represented market shares of 26.3% and 22.51%, respectively. As of October 31, 2005, Suleasing and Leasing Colombia had 7,709 and 10,043 leasing arrangements, respectively.

          As of December 31, 2005, total assets amounted to Ps 3,309 billion, with a local market share of 48.7% and shareholders equity of Ps 248 billion.

          Leasing Colombia, as a BC subsidiary specialized in leasing activities, offers a wide range of financial leasing, operating leasing, loans as well as CD-time deposits and bonds.

          The following table shows Leasing Colombia's number of lease contracts, customers and its net value:

                                                           NET VALUE
YEAR   NUMBER OF LEASE CONTRACTS   NUMBER OF CUSTOMERS   (Ps MILLION)
----   -------------------------   -------------------   ------------
2003              5,933                   3,814              445,670
2004              8,851                   5,449              818,483
2005             19,742                   9,399            2,362,105

          - FINANCIAL LEASES: Through this product, Leasing Colombia allows customers to lease previously selected assets, with the option to purchase them at lease-end.

               The financial leasing arrangements offered include:

                    -- Import leasing, in which Leasing Colombia undertakes the entire procedure of importing the assets into the country.

                    -- Real estate leasing: includes different types of property such as warehouses, commercial establishments, industrial plants and offices.

                    -- Infrastructure leasing: includes all types of infrastructure projects in the following sectors: telecommunications, energy, transport, drinking water and basic sanitation sectors.

                    -- Vehicle leasing for corporate executives: through this product corporate customers provide their executives with vehicles for their private use as an incentive.

                    -- Cattle leasing: this form of leasing applies to dairy and multi-purpose cattle.

          - RESIDENTIAL LEASING: In 2005, Leasing Colombia developed a Residential Leasing product for house financing under the conditions and advantages established by law. Residential Leasing allows customers to choose their new, used or pre-construction stage house or apartment, for long term financing with the option to purchase the property at lease-end.

          - OPERATING LEASES: Leasing Colombia provides operating leasing arrangements, by means of which the customer pays periodic rent for the use and enjoyment of the asset. Once the corresponding term ends, the customer had the option of returning the asset to Leasing Colombia or acquiring it for its commercial value.

          Surenting S.A., ("Surenting") a non-financial subsidiary of Leasing Colombia, provides vehicle renting and fleet management services for individuals and entities. Surenting offers broad solutions for large companies' transport and vehicle needs.

          Products offered by Surenting S.A.:

               -- Traditional renting for sales force executives and/or working vehicles.

               -- Surenting Company Car: A full service renting product for company executives. During the lease contract term, Surenting pays the vehicle's taxes, insurances and maintenance payments (except gas and driver payments).

               -- Rent-back arrangements: Surenting purchases the transport fleet from the customer and rents it back to the customer.

               -- Used vehicle sales: Sale of vehicles returned by customers once the renting contract expires.

          The following table shows Surenting's number of customers, lease assets and its net value:

                             LEASED ASSETS   LEASED ASSETS
YEAR   NUMBER OF CUSTOMERS      (UNITS)       (Ps MILLION)
----   -------------------   -------------   -------------
2003           203               2,270          107,476
2004           233               2,604          136,671
2005           291               3,039          167,736

          - CROSS -BORDER LEASING: Suleasing Internacional S.A., a subsidiary of Leasing Colombia located in Panama, directly and through its subsidiary Suleasing Internacional Inc., located in Fort Laurderdale, United States, offers cross -border financial leases and infrastructure leases for the acquisition of productive fixed assets. These are alternatives for customers who wish to acquire equipment from suppliers located in other countries.

               Additionally, Suleasing Internacional S.A. structures leasing operations in Central America, the Caribbean and Andean Regions, Mexico and Brazil, according to the applicable legislation of those countries.

               Suleasing Internacional S.A., develops structures suitable for customers' needs, with medium and long term cross-border leasing in financing and structuring projects. In addition, Suleasing Internacional can help optimize the fiscal position of their customers through its cross border leasing products.

          The following table shows Suleasing Internacional's number of customers, new leasing operations per year and the net investment in direct financing leases:

                      VALUE OF NEW      NET INVESTMENT IN DIRECT
       NUMBER OF   LEASING OPERATIONS       FINANCING LEASES
YEAR   CUSTOMERS      (Ps MILLIONS)           (Ps MILLION)
----   ---------   ------------------   ------------------------
2003       24            35,177                   73,186
2004       50            65,100                   99,683
2005       50            97,628                  155,190

B.5.VII. WAREHOUSING AND LOGISTICS

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

          Almacenar has been expanding its logistics business, which at December 31, 2005, represented 65% of its portfolio of services, including considerable penetration in the Pharmaceutical market.

          On November 22, 2005, the Bank entered into a preliminary agreement with Incorbank Banqueros de Inversion, Inversiones en Logistica y Seguridad de Transporte Ltda., Inverloset, Equitiy Investment S.A., Rodriguez Azuero Asociados S.A. and other individuals to begin negotiation relating to a proposed purchase agreement, by which the Bank would sell all of the shares it holds in Almacenar S.A. directly (94.33%) and through Colcorp S.A. (3.92%). For more information please refer to Item 4. Information on the Company - A. History and Development of the Company - Recent Developments.

B.5.VIII. INVESTMENT BANKING

          Colcorp is a subsidiary of BC that specializes in providing investment banking services to private companies as well as government entities in areas such as mergers and acquisitions, project finance and sindicated loan facilities. Colcorp also owns and manages a diversified equity portfolio, which invests in companies in different sectors of the Colombian economy, including agriculture, telecommunications and toll road concessions. In July 2005, as a result of the Merger between Bancolombia, Conavi and Corfinsura, Colcorp acquired

Corfinsura's Investment Banking Division (Establecimiento de Comercio Banca de Inversion Corfinsura), with its 45 years of experience and prestige in the market. As of December 31, 2005, Colcorp's equity portfolio book value was Ps 170,573 million.

B.5.IX. BROKERAGE

          On October 3, 2005, Comisionista de Colombia S.A Comicol merged with and into Compania Suramericana de Valores S.A. Suvalor Comisionista de Bolsa as surviving entity. According to data as of September 30, 2005, Suramericana de Valores S.A. - Suvalor - and Comisionista de Colombia S.A - Comicol - registered assets of Ps 540,498 million and Ps 30,949 million, respectively, which represented market shares of 15% and 1%, respectively.

          Through its subsidiary Suvalor S.A. Comisionista de Bolsa, BC offers brokerage services with a broad experience on the Colombian Stock Exchange. Suvalor offers the following investment alternatives: Fixed and variable yield instruments; Stock Investments; SURENTA Investment Funds; International Investments; Specialized Products such as Portfolio Management and capital markets advisory services and Structured Products.

          On October 2004, the rating agency Duff & Phelps of Colombia gave Suvalor for the sixth consecutive year the maximum Triple A rating, for its outstanding Portfolio Management strength.

          At December 31, 2005, Suvalor managed total assets of Ps 13 billion (equivalent to US$ 5,696 million) and US$ 12 million in international assets, corresponding to 93,229 customers of which 93% are individuals and 7% are entities.

PORTFOLIO

INVESTMENT IN FIXED-INTEREST SECURITIES AND SHARES

          Suvalor offers its customers a range of investment alternatives in fixed-interest securities and shares. Suvalor's financial advisors team is responsible for structuring the businesses and diversifying the respective portfolios according to the customer's risk profile.

     SURENTAS'S INVESTMENT FUNDS: Suvalor offers 10 different investment funds with alternatives in pesos, U.S. dollars, shares or in domestic public debt securities. We believe these are well diversified, with maturities meeting the particular investment needs of each customer. As of December 31, 2005 and 2004, Suvalor's asset managed portfolio amounted to Ps 1,640 billion and Ps 642,958 million, respectively, showing an increase of 140%. The investment funds are:

     SURENTA: Short-term, open mutual fund, composed by debt instruments with conservative risk. Visible funds savings modality with immediate availability, in which experts are constantly assessing the different market alternatives to conform a portfolio of securities with diversified risk and excellent profitability. Assets in pesos include: Security Funds, Treasury Bonds (TES), Time Deposit, Bonds, Repos, other Fixed-Interest Securities and Shares.

     At December 31, 2005, the assets under management totaled Ps 466,443 million, increasing 56% in regard to Ps 298,419 million as of December 31, 2004.

     SURENTA30: Short term, open mutual fund, composed of debt instruments with conservative risk, with a minimum 30 days investment term. At December 31, 2005 the assets under management totaled Ps 262,721 million, increasing 100% from Ps 131,307 million as of December 31, 2004.

     SURENTA90: Medium term, open mutual fund, composed of debt instruments with conservative risk, with a minimum 90 days investment term. At December 31, 2005, the assets under management totaled Ps 378,829 million, increasing 87% from Ps 202,280 million as of December 31, 2004.

     SURENTA180: An open mutual fund with a minimum 180 days investment term, which requires an agreement guaranteeing the customer's minimum term. This fund is composed of debt securities with an average maturity of more than 5 years. As of December 31, 2005, the assets under management amounted to Ps 208,625 million, increasing 34,904% from Ps 596 million as of December 31, 2004.

     SURENTA SHARES: An open mutual fund mostly composed of a portfolio of shares of companies from different economic sectors listed in the Colombian Stock Exchange. As of December 31, 2005, the assets under management totaled Ps 215,928 million, increasing 13,370% from Ps 1,603 million as of December 31, 2004.

     SURENTA TREASURY BONDS (TES): An open mutual fund with a portfolio consisting mainly of domestic public debt instruments. At December 31, 2005, the assets under management totaled Ps 9,883 million, increasing 4,938% from Ps 196 million as of December 31, 2004.

     SURENTA DOLLARS: An open mutual fund with immediate availability of funds and a portfolio consisting of foreign assets. As of December 31, 2005, assets under management amounted to US$ 134,095. This fund was introduced on September 6, 2005.

     SURENTA90 DOLLARS: Medium term; open mutual fund concentrated in securities abroad, where customers invest in pesos with a return in dollars; 90-day minimum term; dollar-denominated; fixed-income fund; without foreign-exchange red tape or registering international investments. As of December 31, 2005, the assets under management totaled Ps 3,191 million, decreasing 63% from Ps 8,557 million as of December 31, 2004.

     OPCION COLOMBIA: An open mutual fund providing immediate availability of cash with a portfolio composed of debt instruments. As of December 31, 2005, the assets under management totaled Ps 82,295 million, decreasing 38% from Ps 132,162 million as of December 31, 2004.

     CAPITAL: An open mutual fund designed to preserve the initial investment, with a portfolio composed of debt instruments. At December 31, 2005, total assets managed amounted Ps 12,683 million.

          The Surenta Investment Funds and Opcion Colombia Fund, are distributed through Suvalor's sales force as well as Bancolombia's network.

INTERNATIONAL INVESTMENTS

          Suvalor offers different investment alternatives abroad: investments in securities issued abroad by the Colombian Central Bank, as well as different investment options through its subsidiary Suvalor Panama S.A.. It also offers international investment products by means of the correspondent banking arrangements it has with Smith Barney, UBS International, UBS AG-Switzerland and Man Investments. Additionally, Suvalor offers different investment alternatives through Banco Corfinsura Internacional in Puerto Rico. As of December 31, 2005, Suvalor managed international investments portfolio in U.S. dollars amounting US$ 304 million, with an increase of 68% from US$ 181 million as of December 31, 2004.

     SUVALOR PANAMA S.A.: Suvalor Panama S.A. is a brokerage firm located in Panama wholly- owned by Suvalor S.A.. Suvalor Panama is authorized to conduct both local and international operations. Suvalor Panama S.A. began operations on November 21, 2005, allowing Suvalor S.A. to acquire a more competitive position and expand its operations, customers base and products abroad, which we believe will increase its market share of foreign-based assets products and services.

     BANCO CORFINSURA INTERNACIONAL, INC.: Through Suvalor, customers are given access to Certificates of Deposit and current accounts in U.S. dollars (money market accounts). At December 31, 2005, Suvalor had a total volume administered by the Banco Corfinsura Internacional of US$ 412,465 showing a drop of 59% vs. December 31, 2004 when total volume was US$ 995,214.

          Suvalor has signed correspondent agreement with the following entities, which allow the customer access to a wide range of international products:

                                                                                ASSETS UNDER           ASSETS UNDER
                                                   PRODUCTS OFFERED TO        MANAGEMENT AS OF       MANAGEMENT AS OF
         COMPANY                 BUSINESS          SUVALOR'S CUSTOMER'S      DECEMBER 31, 2005      DECEMBER 31, 2004
         -------           -------------------   -----------------------   ---------------------   -------------------
Smith Barney (Citigroup)   Banking/Brokerage     Offshore Mutual Funds,    US$165 million of       US$148 million of
                                                 Coverage Funds,           dollar denominated      dollar denominated
                                                 Fixed-Interest            assets                  assets
                                                 Securities, Shares,
                                                 Structured Notes and
                                                 Money Managers

UBS International          Broker/Dealer         Offshore Mutual Funds,    US$104 million dollar   This agreement
                                                 Hedging Funds, Fixed      denominated assets      wasn't established
                                                 Income, Equities,                                 as of December 31,
                                                 Structured Notes, Money                           2004
                                                 Managers and Annuities

UBS AG - Switzerland (1)   Financial firm        Investments in            US$ 0                   This agreement
                                                 international products                            wasn't established
                                                 and Swiss bank accounts                           as of December 31,
                                                                                                   2004

MAN Investments AG         Introducing broker,   Options in foreign        US$34 million           US$32 million
                           foreign fund          currencies: Alternate
                           representative        Investments

----------
(1) UBS AG Switzerland and Suvalor signed the correspondent agreement in October 2005.

SPECIALIZED PRODUCTS

     ASSET MANAGEMENT: Through this service, customers give Suvalor total management of their investment portfolio to be administered under Suvalor's judgment in accordance with the objectives and guidelines established by the customer. This service includes back, middle and front office functions. At December 31, 2005, the total amount managed totaled Ps 551,277 million.

     STRUCTURED PRODUCTS: These portfolio structures provide customers with a diversified asset base with a well-distributed rate of return thereby reducing loss of capital risk. Structured products include the following types: Treasury Bonds (TES) structured products and shares structured products with a level of protection. At December 31, 2005, total assets under management amounted to Ps 44,208 million.

     ADVISORY IN CAPITAL MARKETS: Through this service, Suvalor provides customers with advice on the administration of their investment portfolio in order to promote the achievement of customers risk and rate of return objectives. Suvalor offers its customers its entire team of personnel, specialized in risk and portfolio management as well as the firm's investment strategy.

SUVALOR SERVICES

     SECURITIES MANAGEMENT: Suvalor offers its customers custody and management of all kind of securities listed on the Colombian National Register of Securities and Brokers (Registro Nacional de Valores e Intermediarios - RNVI -). This service is offered through the Colombian Securities Centralized Deposits:
DECEVAL and DCV. Additionally, Suvalor manages and holds on behalf of customers securities issued in the international market, through CLEAR STREAM and Euro Clear.

     ECONOMIC RESEARCH: Suvalor's Department of Economic Research, with more than 13 years of experience, has a team of highly-skilled personnel that provide customers with top-quality information for their investments decisions. The Economic Research link on Suvalor's website (www.suvalor.com), provides investment recommendations and periodic reports on the local stock, fixed-income securities and foreign exchange markets, as well as information on international markets that can be consult through the website or received through email.

          Suvalor's On-Line Services:

          INTERNET: In order to offer our customers and visitors a top-quality website, Suvalor incorporated the latest international website trends to its web-page, which now has a much more user-friendly design providing easier browsing through its three specialized sections: Transactions, Economic Research and Products and Services.

     CUSTOMER SERVICE CENTER: Through Suvalor's Customer Service Line, customers are able to contact a Commercial Advisor and receive personalized assistance when carrying out transactions involving Suvalor's Funds. Customers can consult the account statements for their different investment products, and we also offer "Audiovalor", which is an automatic voice response service.

B.5.X. OFF-SHORE BANKING

          - BANCOLOMBIA (PANAMA) S.A. AND BANCOLOMBIA CAYMAN: Bancolombia (Panama) S.A. and Bancolombia Cayman, BC's international subsidiaries located in Panama and the Cayman Islands, respectively, provide a complete line of banking services mainly to Colombian customers, which include loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments and PC Banking. Through these subsidiaries, BC also offers to its high net worth customers and prestige banking customers investment opportunities in U.S. dollars, in savings accounts and in checking accounts, CD-Time deposits, and investment funds.

               As of December 31, 2005, Bancolombia Panama S.A. and Bancolombia Cayman had 7,825 customers. As of December 31, 2005, Bancolombia Cayman had 7,106 outstanding Visa credit cards.

               In 2005, the loan portfolio increased more than 100% with regard to the previous year. This growth is due in part to the Bank's strategy to channel loans in foreign currency through its subsidiaries abroad and to the larger customer base that resulted from the Merger with Conavi and Corfinsura.

          - BANCO CORFINSURA INTERNATIONAL, INC: Located in the financial district of San Juan, Puerto Rico, Banco Corfinsura Internacional, Inc., BC's subsidiary, is an international banking entity under Act 52 of August 11, 1989 and Regulation Number 5356 (International Banking Center Regulatory Act). Banco Corfinsura Internacional, Inc. offers a portfolio of international products and financial services in order to attend to its customers' objectives.

               Products portfolio includes: Savings accounts and Commercial Loans (including International leasing and international factoring). Banco Corfinsura Internacional, Inc. offers specialized short, medium and long- term credit lines granted by international banks and a diversity of CD-Time deposits such as:
               CD-Time Deposit with fixed term, CD-Time Deposit with variable interest (a medium term product starting at 18 months), CD-Time Deposit in Euros and CD-Time Deposit with Increasing Interest.

               As of December 31, 2005, Banco Corfinsura Internacional, Inc. had more than 3,200 active customers.

B.5.XI. BANCOLOMBIA MIAMI AGENCY

          Bancolombia Miami Agency is an international banking agency that offers a broad range of deposit-taking products and services to non-U.S. residents, mainly BC customers, including savings, money market and checking accounts, time deposits, trade finance, working capital and personal loans, and funds transfers among others. Through the Miami - Agency, the Bank supports its customers in international trade offering cash management services, and processing of import and export letters of credits, stand by letters of credit, guarantees, collections and foreign exchange negotiations. The Agency enhances its products and services portfolio offering new investment and saving opportunities in the U.S. for both individuals and entities.

          As of December 31, 2005, after two years of operation, the Agency total assets amounted to US$138 million and its net income totaled US$425 thousand.

          Deposit products sales in 2005 increased 77% over the previous year. At December 31, 2005, deposits totaled over US$71 million with more than one thousand customers.

          In 2005, the loan portfolio showed an annual increase of 330%, totaling more than US$100 million as of December 31, 2005.

B.5.XII. COMMERCIAL FINANCE COMPANY ("SUFINANCIAMIENTO")

          Sufinanciamiento, BC's finance company subsidiary, targets the personal banking segment that is not traditionally served by commercial banks, specializing in risk products such as vehicle financing and loans to use at the customers discretion. Sufinanciamiento also finances insurance premiums and payroll loans.

          As of December 31, 2005, Sufinanciamiento had 300,243 customers, with an increase of 58.6% compared to 189,320 customers as of December 31, 2004. Most of its customers are reached at the point of sale.

     PRIVATE BRAND CREDIT CARD

          In November 2005, Sufinanciamiento, in alliance with Almacenes Exito, a major retailer in Colombia, launched the private brand credit card "Tarjeta Exito" product to replace "Cupofijo Exito". We believe this new product offers improved conditions and solventages to customers, such as: discounts in purchases; different payment alternatives selected by the customers on a monthly basis, which can be done directly in the retail store; minimum requisites to obtain the credit card and the terms of payment up to 48 months. In the first month, more than 22,000 new cards were allocated.

          In addition to the previous product, Sufinanciamiento has developed alliances with other retailers, including, among others, "Alkosto", "Makro" and "La 14", with the goal of keeping its leadership in the market of private brand credit cards.

          As of December 31, 2005, Sufinanciamiento had 309,413 customers, with an increase of 57.8% compared to 196,075 customers as of December 31, 2004. Most of its customers are reached at retail chains.

          As of December 31, 2005, Sufinanciamiento's loan portfolio amounted to Ps779,103 million increasing 67.23% compared to Ps465,880 million at December 31, 2004. This growth was mostly due to the upward trend in the vehicle loan business, which represented 81% of the company's portfolio.

          According to the figures published by the Superintendence of Finance, Sufinanciamiento reached the first place, by outstanding loans, among Colombian Commercial Finance Companies in April 2005.

B.5.XIII. NEW PRODUCTS OR SERVICES

          During 2005, the Bank launched the following products and services:

B.5.XIII.A. HOMEOWNER LOANS IN PESOS

          During the second half of 2005, a new line of long term mortgage loans was introduced for purchasing new or used residential property with fixed installments and fixed interest rates for the entire term of the loan.

          The maximum loan amount corresponds to 70% of the lowest value between the price stated in the purchase contract and the commercial value of the property, or 50% for Colombian residents whose income consists mainly of remittances from abroad. The loan term ranges from 5 to 10 years, and the amortization is in accordance with the "Constant Installment in Pesos Amortization Plan" as regulated by the Colombian Government.

          The loan is guaranteed by a first mortgage on the property, a life insurance policy for the borrowers as well as fire and earthquake insurance.

B.5.XIII.B. CHEVY CREDIT CARD

          In October 2005, a co-branding credit card named Bancolombia Colmotores Chevycard, was launched. This card is promoted by 16 sales representatives located at authorized Chevrolet dealers. The Bank worked closely with the dealerships to promote and position the product.

B.5.XIII.C. COMFAMA PRIVATE LABEL CREDIT CARD

          In 2005, we launched a new private label credit card in conjunction with the family compensation bureau - Comfama. This product targets the basic (low-income) sub segment and consists of a rotating credit limit which is given to Comfama and distributed among its members as means of financing. This card is accepted in all those retail establishments with valid agreements with Comfama. At December 31, 2005, there were 5,591 outstanding credit cards, representing total billing of Ps1,779 million.

B.5.XIII.D. RODEO CLUB PRIVATE LABEL CREDIT CARD

          This card was launched in 2005 and targets members of the Rodeo Club (private social club in Medellin, Colombia). It is used for consumption within the Club and for paying the fixed monthly membership fee. At December 31, 2005, there were 1,833 cards, representing total billing of Ps2,615 million.

B.5.XIII.E. VIRTUAL LOANS "AUDIOPRESTAMO A LA MEDIDA"

          For the purpose of extending a rotating line of credit to more customers, BC designed the Audioprestamo a la medida loan, for individuals with income ranging between 2.5 and 5 SMLV. In the first stage we offered this product to the Bank's payroll customers, and in the following stages we expect it shall be extended to other segments. At December 31, 2005, we had total loans amounting to Ps710 million, having disbursed Ps1,426 million, serving a total of 617 customers.

B.5.XIII.F. ONLINE RECEIVABLES - "RECAUDO INTEGRADO"

          Through this Web Services-based solution, customers can provide the Bank with information regarding all invoices due for payment, which allows their customers real-time identification of their payments at any of our nationwide branches.

          Our customers also receive online information of all collected payments, enabling them to immediately update their accounting system and provide important data to other areas of their companies.

B.5.XIII.G. EUROPEAN OPTIONS (PLAN VANILLA)

          Bancolombia received these European options as a result of the Merger. These were part of Corfinsura's portfolio. An option can be defined as a contract which gives the purchaser the right, but not the obligation, to buy or sell an underlying asset at a set price on a given date, according to the type of option in question. This contract therefore represents an obligation on the part of the seller to purchase or sell the asset whenever the buyer decides to exercise this right.

          This product offers hedging coverage to individuals and entities exposed to fluctuations in the exchange rate.

B.5.XIII.H. SWAPS

          Swaps covering both exchange and interest rates, were part of Corfinsura and Conavi's portfolio. Although Bancolombia had carried out this type of operation in the past, overall volume had been quite low and was only conducted with institutional customers. Swaps consist of a bilateral obligation (between Bancolombia and individuals and entities exposed to fluctuations in the interest or exchange rates) to exchange cash flows from these operations for coverage purposes, allowing them, for example, to transfer a debt from one currency to another or from a fixed rate to a variable interest rate.

B.5.XIII.I. INFLATION - INDEXED LOANS

          BC offers an Inflation-indexed line of credit designed to serve corporate customers who seek different types of financing in accordance with market evolution and inflation expectations.

B.5.XIII.J. STAGGERED - SPREAD LOANS

          BC offers financing loans for large projects in which special interest rate structures are needed. BC can offer personalized scales of annual or semi-annual interest rates with adjusted amortization periods.

B.5.XIII.K. FLOATING - MARGIN LOANS

          BC offers lines of credit based on CD- Time deposit rates, with interest rates that move between two fixed ranges. It allows for hedging coverage against large interest rate fluctuations.

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

          Over recent years, the Colombian banking system has been undergoing a period of readjustment given the series of mergers and acquisitions that have taken place within the sector, reflecting worldwide tendencies towards a greater consolidation on the part of ever growing financial institutions. More specifically, several mergers and acquisitions took place in 2005, including the acquisition of Banco Aliadas S.A by Banco de Occidente S.A. and the subsequent merger of the two entities; the merger between Banco Tequendama and Banco Sudameris Colombia; the merger between the Colmena and the Caja Social banks; and the Merger, involving Bancolombia S.A., Banco Comercial y de Ahorro S.A (Conavi) and Corporacion Financiera Nacional y Suramericana S.A (Corfinsura). Similarly, Banco Davivienda S.A. acquired Banco Superior S.A.; the Colombian subsidiary of the BBVA Spanish bank acquired the state-owned Banco Granahorrar S.A.; Banco de Occidente S.A., acquired Banco Union Colombiano; and Banco Bogota acquired Banco de Credito y Desarrollo Social Megabanco S.A.. The mergers between these acquiring and acquired entities are expected to take place during 2006.

          At December 31, 2005, the principal participants in the Colombian financial system were the Central Bank, 21 commercial banks (12 domestic banks, 6 foreign banks, and 3 state-owned banks), 2 finance corporations, 15 commercial finance companies, 8 leasing companies and 9 government-owned development banks. In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouses, and pension and severance pay funds also participate in the Colombian financial system.

FINANCIAL SYSTEM EVOLUTION IN 2005

          In 2005, the Colombian financial system's recovery process was strengthened. For 2005, credit Institution system profits reached Ps3.37 trillion, a growth of 17.3% over the previous year.

          The positive results in the financial sector in 2005 were, to a great extent, the product of increased revenues from the valuation of investments at market prices and improved efficiency levels. These causes were accompanied by increased demand in the credit market, better asset quality and coverage indicators, and a higher return on equity. In addition, credit institution solvency remains at high levels, surpassing the legal minimum of 9.0% by 450 basis points. Also, the monetary policy aimed at expanding the economy has enabled sustained high levels of liquidity and consequently low interest rates. With these results, this sector solidified its importance in the Colombian economic environment.

B.6.II. BANCOLOMBIA AND ITS COMPETITORS

          INDICATORS FOR BANCOLOMBIA AND ITS COMPETITORS

          In 2005, the capital adequacy, loan portfolio risk exposure, profitability and efficiency indicators improved for the financial system at large. BC's unconsolidated solvency indicator was 12.1%. (For information on how the solvency ratio is measured, see Item 4. Information on the Company - B. Business Overview - B.7. Supervision and Regulation - Capital Adequacy Requirements). At December 31, 2005, the unconsolidated efficiency indicator (measured as administrative expense divided by total assets) was 5.8% while the quality of the loan portfolio (past due loans/total loans) was 2.02%. Similarly, portfolio coverage (provisions /past due loans) reached 208.24%.

          The following table lists key indicators for BC and its main competitors:

                                                                    PAST DUE LOAN/   ALLOWANCES/PAST       CAPITAL
                                     ROE               ROA           TOTAL LOANS        DUE LOANS          ADEQUACY
                               ---------------   ---------------   ---------------   ---------------   ---------------
                               DEC-04   DEC-05   DEC-04   DEC-05   DEC-04   DEC-05   DEC-04   DEC-05   DEC-04   DEC-05
                               ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Bancolombia (unconsolidated)    22.2%    22.9%    3.1%     3.1%     1.5%     2.0%    288.0%   208.2%    13.3%    12.1%
Banco de Bogota                 24.5%    20.4%    2.7%     2.8%     1.7%     2.0%    207.7%   174.9%    13.1%    15.2%
Banco de Occidente              23.1%    21.0%    2.5%     2.4%     2.3%     2.3%    258.2%   208.9%    11.1%    12.5%
BBVA                            17.3%    15.0%    1.4%     1.2%     2.8%     2.0%    245.9%   331.4%    11.1%    12.7%
Citibank                        20.5%    18.0%    3.1%     3.2%     1.4%     1.4%    120.6%   188.2%    14.1%    14.7%
Davivienda                      23.1%    29.3%    2.8%     3.6%     3.3%     3.3%    209.9%   247.4%    18.7%    16.5%
Banco Popular                   23.0%    25.1%    2.2%     2.8%     3.5%     2.6%    153.1%   185.8%    13.0%    12.4%
                                ====     ====     ===      ===      ===      ===     =====    =====     ====     ====

Source: Superintendency of Banking
(Now Superintendency of Finance)

          BC is Colombia's market leader in most types of loans and deposits. Its main competitors in the corporate sector are Banco de Bogota, Banco de Occidente, BBVA, and Citibank. In the consumer sector, the main competitors are Banco Popular, Banco de Occidente and Davivienda.

          The graphs that follow show BC's (unconsolidated) and its main competitors' market shares in the total net loans, checking accounts, savings accounts and time deposits product categories, according to data compiled by the Superintendency of Finance for the years 2003, 2004 and 2005.

                                 TOTAL NET LOANS
                                  MARKET SHARE

                                   (BAR CHART)

              DEC-03   DEC-04   DEC-05
              ------   ------   ------
Bancolombia    13.0%    13.6%    20.8%
Bogota          8.8%    10.5%    10.7%
BBVA            6.7%     7.7%     8.0%
Davivienda      5.7%     5.6%     5.5%
Popular         5.3%     5.5%     5.4%

                               CHECKING ACCOUNTS

                                  MARKET SHARE

                                   (BAR CHART)

              DEC-03   DEC-04   DEC-05
              ------   ------   ------
Bancolombia    18.3%    17.8%    19.5%
Bogota         14.4%    18.6%    18.6%
BBVA           10.3%     9.5%     8.7%
Occidente       9.7%    11.9%    13.2%
Popular         6.7%     6.0%     5.3%

                                SAVING ACCOUNTS

                                  MARKET SHARE

                                   (BAR CHART)

              DEC-03   DEC-04   DEC-05
              ------   ------   ------
Bancolombia    9.7%     10.6%    18.5%
Occidente      5.2%      5.2%     6.1%
Bogota         8.3%     11.2%    11.7%
Davivienda     8.5%      7.4%     8.7%
BBVA           7.2%      7.5%     8.3%

                                 TIME DEPOSITS

                                  MARKET SHARE

                                   (BAR CHART)

              DEC-03   DEC-04   DEC-05
              ------   ------   ------
Bancolombia    11.2%    12.4%    14.5%
AV Villas       7.3%     6.9%     6.8%
Davivienda      6.9%     7.1%     6.5%
Bogota          4.5%     6.2%     7.3%
BBVA            6.1%     6.2%     8.3%

B.7. SUPERVISION AND REGULATION

     COLOMBIAN BANKING REGULATORS

          The principal bodies regulating the Colombian financial system are the Superintendency of Finance, the Ministry of Finance and the Board of Directors of the Central Bank. Colombia's National Congress prescribes the general framework under which the government may regulate the financial system.

          SUPERINTENDENCY OF FINANCE:

               - The Superintendency of Banking was, until November 25, 2005, the authority responsible for supervising and regulating all entities classified as financial institutions under Colombian law, including commercial banks such as BC, finance corporations, commercial finance companies, financial services companies (trust companies, warehouse companies, and pension and severance pay administration companies) and insurance companies.

               - The Superintendency of Securities was, until November 25, 2005, charged with monitoring, promoting and regulating the market for publicly traded securities in Colombia and oversees, its main participants, including the Colombian Stock Exchange, brokers, dealers, mutual funds, and issuers. Since BC's Common Shares and Preferred

                    Shares are publicly traded on the Colombian Stock Exchange, certain aspects of BC's operations as issuer were supervised by the Superintendency of Securities.

               - On November 25, 2005, the Superintendency of Finance was created as a result of the merger between the Superintendency of Banking and the Superintendency of Securities through Decree 4327 issued by the President of the Republic of Colombia.

               - All the responsibilities and attributions of the former Superintendency of Banking and Superintendency of Securities set fort in Decree 663 of 1993, as amended, Decree 2739 of 1991, as amended, and Law 964 of 2005, were assigned to the newly created Superintendency of Finance.

               - The Superintendency of Finance is a technical entity annexed to the Colombian Ministry of Finance and Public Credit that acts as the inspection, supervision and control authority of the financial, insurance and securities exchange sectors and any other activities related to the investment or management of the public's savings. The Superintendency of Finance has been entrusted with the objective of supervising the Colombian financial system with the purpose of preserving its stability and trustworthiness, as well as promoting, organizing and developing the Colombian securities market and protecting the users of financial and insurance services and investors.

               - Financial institutions must obtain the authorization of the Superintendency of Finance before initiating operations.

               - Violations to provisions of Colombia's financial system are subject to administrative sanctions and, in some cases, may have criminal consequences. The Superintendency of Finance may inspect Colombian financial institutions on a discretionary basis, and has the authority to impose fines on such institutions, their directors and officers for violations of Colombian laws, regulations, or such financial institutions' own by-laws.

               - In addition, the Superintendency of Finance continues to make on-site inspections of Colombian financial institutions, including BC, on a regular basis, as did the Superintendency of Banking.

               - Both as a financial institution and as an issuer of securities traded in the Colombian Stock Exchange, Bancolombia is subject to the supervision and regulation of the Superintendency of Finance.

               - Additionally, Bancolombia's subsidiaries that are financial entities, (finance corporations, commercial finance companies, trust companies, warehouse companies) and its brokerage firm are each subject to the supervision and regulation of the Superintendency of Finance.

               MINISTRY OF FINANCE:

               - As part of its duties, the Ministry of Finance issues Decrees relating to financial matters that may affect banking operations in Colombia.

          CENTRAL BANK:

               - The Central Bank exercises the customary functions of a central bank, including price stabilization, legal currency issuance, regulation of currency circulation, credit and exchange rate monitoring and administration of international reserves. Its Board of Directors is the regulatory authority for monetary, currency exchange and credit policies, and is responsible for the direction and execution of the Central Bank's duties. The Central Bank also acts as lender of last resort to financial institutions.

               - Pursuant to the Colombian Constitution of 1991, the Central Bank has autonomy from the government in the formulation of monetary policy and for administrative matters. More specifically, the Constitution of 1991 established administrative, technical, budgetary and legal autonomy for the Central Bank and its Board of Directors in respect of monetary, credit and foreign exchange matters. The Central Bank reports only to the National Congress; its Board of Directors has seven members, one of whom is the Minister of Finance.

     REGULATORY FRAMEWORK FOR COLOMBIAN BANKING INSTITUTIONS

          The basic regulatory framework for the operations of the Colombian financial sector is set forth in Decree 663 of 1993, modified among others, by Law 510 of 1999, Law 546 of 1999 and Law 795 of 2003. Laws 510 and 795
substantially modified the control, regulation and surveillance powers of the Superintendency of Banking (now Superintendency of Finance). Law 510 also streamlined the procedures for the Fondo de Garantias de Instituciones Financieras ("Fogafin"), a fund meant to assist troubled financial institutions, to intervene on behalf of economically troubled companies. The main objective of Law 510 is to increase the solvency and stability of Colombia's financial institutions, by establishing rules for their incorporation, the permitted investments of credit institutions, insurance companies and investment companies. Law 546 of 1999 regulated the system of long-term home loans. Later on, Law 795 was issued with the main objective of broadening the scope of activities to be performed by financial institutions and to update Colombian regulations with the latest principles of the Basel Committee. Law 795 also increased the minimum capital requirements in order to incorporate a financial institution (for more information see "Minimum Capital Requirements" below) and authorized the Superintendency of Finance to take precautionary measures, consisting mainly in preventive interventions with respect to financial institutions whose capital falls below certain thresholds. Such financial institutions, in order to avoid a temporary take-over by the Superintendency of Finance, must submit to such Superintendency a restructuring program to restore their financial situation.

          In order to implement and enforce the provisions related to Colombia's financial system, the Superintendency of Finance and the Board of Directors of the Central Bank issue periodic circulars and resolutions. In External Circular 007 of 1996, as amended, the Superintendency of Banking (now Superintendency of Finance) compiled all the rules and regulations covering banking institutions, and in External Circular 100 of 1995, as amended, it compiled all regulations applicable to the accounting and financial treatment of banking institutions.

          Violations of Laws 510, 795 and specified provisions of Decree 663 and their relevant regulations are subject to administrative sanctions and, in some cases, criminal penalties.

     KEY INTEREST RATES

          Colombian commercial banks, finance corporations and commercial finance companies are required to report to the Central Bank, on a weekly basis, data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes the Tasa de Captaciones de Corporaciones Financieras ("TCC") and the Depositos a Termino Fijo ("DTF") rates, which are published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The TCC is the weighted average interest rate paid by finance corporations for deposit maturities of 90 days. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and commercial finance companies for certificates of deposit with maturities of 90 days. For the week of May 22-26, 2006, the DTF was 5.95% and the TCC was 6.68%.

     CAPITAL ADEQUACY REQUIREMENTS

          Capital adequacy requirements for Colombian financial institutions (set forth in Decree 1720 of 2001, as amended) are based on the standards of the Basel Committee. The regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution's Technical Capital (as defined below) be at least 9% of that institution's total risk-weighted assets.

          Technical Capital for the purposes of the regulations consists of basic capital ("Primary Capital") and additional capital ("Secondary Capital") (collectively, "Technical Capital"). Primary Capital consists mainly of:

               -    outstanding and paid-in capital stock;

               -    legal and other reserves;

               -    profits retained from prior fiscal years;

               - the total value, of the reappraisal of equity account (if positive) and the foreign currency translation adjustment account;

               - current fiscal year profits in a proportion equal to the percentage of prior fiscal year profits that were capitalized, or allocated to increase the legal reserve, or used to cover accrued losses;

               - any representative shares held as guarantee by the Fondo de Garantias de Instituciones Financieras ("Fogafin") when the entity is in compliance with a recovery program aimed at bringing the Bank back into compliance with capital adequacy requirements (if the Superintendency of Finance establishes that such recovery program has failed, these shares shall not be computed);

               - bonds issued by financial institutions and subscribed by Fogafin when they comply with the requirements stated in the regulations;

               - the part of the surplus capital account from donations that complies with the requirements set fort in the applicable regulation;

               -    the value of dividend declared to be paid in shares; and

               -    the value of the liabilities owed by minority interests.

          Items deducted from Primary Capital are:

               -    any prior or current period losses;

               - the total value of the capital revaluation account (if negative);

               - accumulated inflation adjustment on non-monetary assets (provided that the respective assets have not been transferred);

               - investments in shares or convertible bonds issued by entities (excluding subsidiaries) subject to the supervision of the Superintendency of Finance excluding appraisals and investments in Finagro credit establishments subject to the conditions set forth in the regulation); and

               - investments in shares or convertible bonds issued by foreign financial institutions where the investor holds at least 20% of the capital of said institution (excluding subsidiaries). This amount includes foreign currency translation and excludes appraisals.

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

               - mandatory convertible bonds, with maturities of up to 5 years, (provided that the terms and conditions of their issuance were approved by the Superintendency of Finance);

               - market value of subscribed subordinated bonds as long as said bonds do not exceed 50% of Primary capital, and comply with additional requirements stated in the regulations;

               - the total value of the devaluation accounts associated to investments in shares and mandatory convertible bonds issued by entities (excluding subsidiaries) subject to the supervision of the Superintendency of Finance, that complies with the requirements set fort in the applicable regulation; and

               - general allowances made in accordance with the instructions issued by the Superintendency of Finance.

          The following items are deducted from Secondary Capital:

               - 50% of the direct or indirect capital investments (in entities subject to the supervision of the Superintendency of Finance excluding subsidiaries) and mandatory convertible bonds reappraisal, that complies with the requirements set fort in the applicable regulation;

               - the value of the devaluation of equity investments with low exchange volume or which are unquoted.

          In computing Technical Capital, Secondary Capital may not exceed (but can be less than) the total amount of Primary Capital.

          The following table sets forth certain information regarding the Bank's capital adequacy as of December 31, 2005:

                                                                              AS OF DECEMBER 31,
                                                                                     2005
                                                                             -------------------
                                                                             (Ps million, except
                                                                                 percentages)
Subscribed capital .......................................................      Ps   430,685
Capital Advance Payments .................................................               215
Legal reserve and other reserves .........................................         1,765,997
Unappropriated retained earnings .........................................            49,140
Net Income ...............................................................            94,688
Subordinated bonds subscribed by Fogafin .................................            20,581
LESS:
   Long - term investments ...............................................           (19,481)
   Non - monetary inflation adjustment ...................................          (172,344)
                                                                                ------------
Primary capital (Tier I) .................................................      Ps 2,169,481
                                                                                ============
Reappraisal of assets ....................................................      Ps   106,845
Provision loans ..........................................................           186,720
Non-monetary inflation adjustment ........................................            90,757
Subordinated bonds .......................................................             9,500
                                                                                ------------
Computed secondary capital (Tier II) .....................................      Ps   393,822
                                                                                ============
Primary capital (Tier I) .................................................      Ps 2,169,481
Secondary capital (up to an amount equal to primary capital) (Tier II) ...           393,822
                                                                                ------------
Technical Capital ........................................................      Ps 2,563,303
                                                                                ============
Capital ratios
Primary capital to risk-weighted assets (Tier I) .........................              9.25%
Secondary capital to risk-weighted assets (Tier II) ......................              1.68%
                                                                                ------------
Technical capital to risk-weighted assets ................................             10.93%
                                                                                ============
Risk weighted assets included market risk ................................      Ps23,457,768
                                                                                ============

          As of December 31, 2005, the Bank's Technical Capital ratio was 10.93%, thereby exceeding the requirements of the Colombian government and the Superintendency of Finance by 193 basis points. The Bank's capital has fluctuated over time. There can be no assurance that the Bank will not continue to experience such fluctuations in the future. The Bank expects, however, to be able to continue to meet all capital adequacy requirements under Colombian law.

          Liquidity risks are currently regulated and market risks are currently governed by External Circular 100 of 1995, as amended, issued by the former Superintendency of Banking (now Superintendency of Finance). This circular defines criteria and procedures for measuring the Bank's exposure to interest rate risk, foreign exchange risk, and market risk. Under the regulations, the Bank must send to the Superintendency of Finance information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Since January 2002, Colombian Banks have also been required to calculate, for each position on the balance sheet, a volatility rate and a parametric VaR (value at risk), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the Superintendency of Finance.

     MINIMUM CAPITAL REQUIREMENTS

          The minimum capital requirements for banks on an unconsolidated basis is established in article 80 of Decree 633 of 1993, as amended. The minimum capital requirement for 2006 is Ps 56,820 million. Failure to meet such requirements can result in the imposition of a fine by the Superintendency of Finance of 3.5% of the difference between the required minimum capital and the Bank's effective capital. The Bank has met all such requirements.

     FOREIGN CURRENCY POSITION REQUIREMENTS

          According Resolution 5 of 2005 issued by the Board of Directors of the Central Bank a financial entity's Currency Position "Posicion Propia" is the difference between the entity's foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

          Resolution 5 of 2005 of the Board of Directors of the Central Bank, provides that the average of a bank's Foreign Currency Position for 3 business days cannot, if assets are greater than liabilities, exceed 20% of the bank's Technical Capital. Currency exchange intermediaries such as BC are permitted to hold a 3 business day's average negative Foreign Currency Position not exceeding the equivalent in foreign currency of 5% of its Technical Capital (with penalties being payable after the first business day). As of May 28, 2006, BC had an unconsolidated dollar-denominated positive net assets position of US$
66.7 million, which falls within the aforementioned regulatory guidelines. For further discussion, see Note 3 to the Financial Statements.

          Resolution 5 of 2005 also defines the Foreign Currency Position in Cash ("Posicion Propia de Contado en Moneda Extranjera") as the difference between all foreign currency-denominated assets and liabilities. A bank's 3 business day's average Foreign Currency Position in cash can not exceed 50% of the bank's Technical Capital.

          In accordance with Resolution 5 of 2005, the 3 day average shall be calculated on a daily basis.

          In order to control the peso appreciation that occurred during 2003, on January 23, 2004, the Board of Directors of the Central Bank issued External Resolution No. 1 forbidding currency exchange intermediaries, such as BC, to hold negative Foreign Currency Positions in Cash, and therefore established a minimum of zero for the Foreign Currency Positions in Cash applicable from March 31, 2004. This prohibition did not affect BC until it was eliminated on October 3, 2005, when Resolution 5 of 2005 came into force.

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

                                        RESERVE
                                    REQUIREMENT (%)
                                    ---------------
Private demand deposits..........         13
Government demand deposits.......         13
Other deposits and liabilities...         13
Savings deposits.................          6
Time Deposits (1)................       0 - 2.5

----------

(1) 2.5% for deposit with maturities of under 540 days, and 0% for deposits with maturities above 540 days.

     FOREIGN CURRENCY LOANS

          The Board of Directors of the Central Bank requires every Colombian resident and institution borrowing under foreign currency loans, regardless of the term or conditions of the loan, to maintain at the Central Bank a non-interest bearing deposit for a percentage of the respective indebtedness and during a term specified by the Central Bank's Board of Directors. Resolution 08, dated May 5, 2000, lowered this deposit to zero.

          The Bank is not required to register with the Central Bank loans in foreign currency but must submit to the Central Bank a report of all foreign currency loans made subject to certain exceptions.

     NON-PERFORMING LOAN ALLOWANCE

          The former Superintendency of Banking (now Superintendency of Finance) has issued guidelines on non-performing loan allowances for Colombian credit institutions. See Item 4. Information on the Company - E. Selected Statistical Information - E.4. Summary of Loan Loss Experience - Allowance for Loan Losses.

     LENDING ACTIVITIES

          Through the issuance of Decrees 2360 and 2653, each of 1993, as amended, the government set the maximum amounts that each financial institution may lend to a single borrower (including for this purpose all related fees, expenses and charges). These maximum amounts may not exceed 10% of a commercial bank's Technical Capital. The limit is raised to 25% when any amounts lent above 5% of Technical Capital are secured by guarantees that comply with the financial institutions' guidelines, in accordance with the requirements set forth in Decrees 2360 and 2653. Also, according to Decree 1886 of 1994, the Bank may not make a loan to any shareholder that holds directly more than 10% of its capital stock, for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding directly or indirectly 20% or more of the Bank's capital stock exceed 20% of the Bank's Technical Capital. In addition, no loan to a single financial institution may exceed 30% of the Bank's Technical Capital, with the exception of loans funded by Colombian development banks which have no limit. As of December 31, 2005, the Bank's lending limit per borrower on an unconsolidated basis was Ps 217,610 million for unsecured loans and Ps 544,025 million for secured loans. If a financial institution exceeds these limits, the Superintendency of Finance may impose a fine up to twice the amount by which any such loan exceeded the limit. At December 31, 2005, the Bank was in compliance with these limitations.

          Risk exposure calculation includes loans, leasing transactions and equity and debt investments.

          The Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans. However, interest rates must also be consistent with market terms with a maximum limit established by the Superintendency of Finance.

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

          Pursuant to Decree 663 adopted by the government on 1993, as amended by Law 795 of 2003, any transaction resulting in an individual or corporation holding 10% or more of any class of capital stock of any Colombian financial institution, including in the case of BC, transactions resulting in holding ADRs representing 10% or more of the outstanding stock of BC, must receive prior authorization from the Superintendency of Finance. In granting its approval, the Superintendency of Finance will evaluate the proposed transaction based on the criteria and guidelines specified in Law 510 of 1999, as amended by Law 795 of 2003. Transactions entered into without the Superintendency of Finance's prior approval are void and cannot be recorded in the stock registry of the financial institution. These restrictions apply equally to foreign investors and Colombian persons.

          In addition to the above restriction, pursuant to Article 1.2.5.6 of Resolution 400 of 1995, as amended, issued by the former Superintendency of Securities (now Superintendency of Finance), any entity or group of entities ultimately representing the same beneficial owner, directly or through one or more intermediaries, may only become the beneficial owner of more than 10% of the outstanding common stock of a company that is publicly traded in Colombia by making a tender offer directed at all holders of the common stock of that company, following the procedures established by the Superintendency of Finance. Additionally, any beneficial owner of more than 10% of the outstanding common stock of a company who wants to acquire additional common stock of the company representing more than 5% of the company's outstanding common stock may only do so by making a tender offer directed at all holders of the company's common stock, following the procedures established by the Superintendency of Finance. These requirements need not be met if the purchase is approved by 100% of the holders of the outstanding capital stock of the company, or if the purchaser acquires the percentages indicated above through a public stock auction made on the Colombian Stock Exchange. Any transaction involving the sale of publicly-traded stock of any Colombian company, including any sale of our Preferred Shares (but not a sale of ADRs) for the peso-equivalent of 66,000 Unidades de Valor Real ("UVRs")(5) or more must be effected through the Colombian Stock Exchange.

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

     INTERVENTION POWERS OF THE SUPERINTENDENCY OF FINANCE

          According to laws 510 of 1999 and 795 of 2003, and subject to the prior consent of the Advisory Board of the Ministry of Finance and the Minister of Finance's approval, the Superintendency of Finance may seize the operations and assets of a bank in order to manage it with the purpose of preventing its liquidation or proceed with its liquidation, in the cases it cannot be avoided if such bank:

               -    suspends the payment of its debts;

               - does not allow the Superintendency of Finance to inspect its records;

               - has unlawfully refused to answer an interrogatory under oath relating its business;

               - repeatedly fails to comply with the instructions of the Superintendency of Finance;

               -    repeatedly violates Colombian law or its own by-laws;

               - repeatedly manages its operations in an unauthorized or unsafe manner;

----------
(5) The UVR is an inflation-adjusted monetary index generally used for pricing home-mortgage loans. As of December 31, 2005, the UVR was equivalent to Ps 153,49.

               - allows its shareholders' equity to fall below 50% of its outstanding capital stock;

               - provides materially misleading information to the Superintendency of Finance;

               - fails to comply with applicable capital adequacy requirements;

               -    fails to comply with the adopted recovery programs;

               - fails to comply with the instruction of the Superintendency of Finance for the exclusion of assets or liabilities, or

               - fails to comply with the program of graduate closing operations agreed with the Superintendency of Finance.

          The Superintendency of Finance may immediately seize the operations and assets of a bank if: (a) its Technical Capital falls below 40% of the minimum capital adequacy requirements, or (b) the term to present a restructuring program mandated by the Superintendency of Finance has lapsed or its purpose has not been accomplished. Rather than seizing the operations and assets of a bank, the Superintendency of Finance may adopt other preventive measures, such as imposing additional reserve requirements on the commercial bank, ordering the increase of its capital stock or the investment of certain or all of its assets, and placing the bank under special surveillance.

     ANTI-MONEY LAUNDERING PROVISIONS

          The regulatory framework to prevent and control money laundering is contained among others, in Decree 663 of 1993, External Circulars 040 of 2004, and 034 of 2004 and 025 of 2003 issued by the former Banking Superintendency (now Superintendency of Finance) as well as Law 599 of 2000 - The Colombian Penal Code.

          The External Circulars issued by the former the Superintendency of Banking (now Superintendency of Finance), regulate and control anti-money laundering issues for financial institutions in Colombia. These Circulars adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering - FATF. Colombia, as a member of the GAFI- SUD (a FATF style regional body) follows all of FATF Forty Recommendations and FATF Eight Special Recommendations. These rules emphasize "know your customer" policies, as well as complete knowledge by financial institutions of their users and markets. They also establish processes and parameters to identify and monitor a financial institution's customers. According to these regulations, financial institutions must cooperate with the competent authorities to prevent and control money laundering and terrorism.

     TROUBLED FINANCIAL INSTITUTIONS

          In response to the crisis faced by the Colombian financial system during the early 1980s, in 1985 the government created the Fondo de Garantias de Instituciones Financieras ("Fogafin"), a fund meant to assist troubled financial institutions. Subject to specific limitations, Fogafin is authorized to provide equity (whether or not reducing the par value of the recipient's shares) and/or secured credits to troubled financial institutions, and to insure deposits of commercial banks and certain other financial institutions. In 1998 and 1999, to address the adverse effects of the economic crisis, Law 550 (Ley de Reactivacion Economica), Law 546

(Ley de Vivienda), External Circular 039 and External Circular 044 were also adopted. These regulations sought to aid the recovery of the Colombian economy, by helping troubled companies and had some influence on the Bank's credit policies for such companies. Notably, under Law 546 of 1999, savings and loan institutions were required to convert into commercial and savings banks. Also, under this law, commercial banks cannot have participation in other commercial banks for more than 5 years. Therefore, the Bank's participation in Conavi (a commercial bank) was only permitted until December 2004. Nevertheless, on December 3, 2004, considering the proposed Merger between Bancolombia, Conavi and Corfinsura, the Superintendency of Banking (now Superintendency of Finance) granted BC an extension of 9 months on the permitted term, allowing the Bank to maintain its participation in Conavi until September 2005. On July 30, 2005 Conavi and Corfinsura (after its spin off) merged with and into Bancolombia as surviving entity. Detailed information on the Merger can be found in Item 4. Information on the Company - A. History and Development of the Company.

B.8. RAW MATERIALS

     The Bank is not dependent on sources or availability of raw materials.

C.   ORGANIZATIONAL STRUCTURE

     The following is a list of BC's significant subsidiaries as of December 31, 2005:

     SUBSIDIARIES

                                                       JURISDICTION OF
                      ENTITY                            INCORPORATION                  BUSINESS              SHAREHOLDING
                      ------                        ---------------------   ------------------------------   ------------
Almacenes Generales de Deposito Mercantil S.A.
   ALMACENAR                                        Colombia                Warehousing and logistics              98.25%
Fiducolombia S.A.                                   Colombia                Trust                                  98.81%
Bancolombia Panama S.A.                             Panama                  Banking                               100.00%
Bancolombia Cayman                                  Cayman Islands          Banking                               100.00%
Leasing Colombia S.A.                               Colombia                Leasing                               100.00%
Compania Suramericana de Financiamiento Comercial
   S.A. SUFINANCIAMIENTO                            Colombia                Financial Services                     99.99%
Colcorp S.A. Corporacion Financiera                 Colombia                Investment Banking                    100.00%
Valores Simesa S.A.                                 Colombia                Various Commercial Investments         71.75%
Inmobiliaria Bancol S.A.                            Colombia                Real Estate Broker                     99.09%
Fundicom S.A.                                       Colombia                Metals Engineering                     79.90%
Unicargo de Colombia S.A.                           Colombia                Freight Service                        98.35%
Sistema de Inversiones y Negocios S.A.              Panama                  Commercial Entity                     100.00%
Sinesa Holding Company                              British Virgin Island   Commercial Entity                     100.00%
Todo UNO Colombia                                   Colombia                E-commerce                             89.55%
Future Net Inc.                                     Panama                  E-commerce                             99.58%
Compania Metalurgica Colombiana S.A.
   COMECOL (1)                                      Colombia                Metals Engineering                     40.51%
Ditransa S.A.                                       Colombia                Freight Service                        52.69%

                                                       JURISDICTION OF
                      ENTITY                            INCORPORATION                  BUSINESS              SHAREHOLDING
                      ------                        ---------------------   ------------------------------   ------------
Compania Suramericana de Arrendamiento
   Operativo S.A. Surenting                         Colombia                Operating leasing                 75.50%
Suleasing Internacional S.A.                        Panama                  Leasing                           76.00%
Suleasing Internacional Inc.                        USA                     Leasing                           76.00%
Inversiones CFNS Ltda.                              Colombia                Commercial entity                100.00%
Compania Suramericana de Valores S.A. Suvalor       Colombia                Securities Brokerage             100.00%
Suvalor Panama                                      Panama                  Securities Brokerage             100.00%
Banco Corfinsura Internacional Inc.                 Puerto Rico             Banking                          100.00%
Multienlace S.A.                                    Colombia                Contact Center                    98.20%
3001 S.A. (in the process of being wound up)        Colombia                E-commerce                        98.96%

----------
(1)  Controlled through other subsidiaries (Valores Simesa S.A. and Colcorp
     S.A.)

D.   PROPERTY, PLANT AND EQUIPMENT

          As of December 31, 2005, the Bank owned Ps 754.56 billion in equipment. Ps 240.27 billion correspond to land and buildings, of which approximately 86.64% are administrative real estate and branches, located in 82 municipalities, but mainly in the cities of Bogota, Medellin and Cali. Ps 131.27 billion correspond to computer equipment, of which 26.74% corresponds to the central computer and servers and the rest are PCs, ATMs, telecommunications equipment and other equipment.

          In addition to its own branches, the Bank occupies 402 rented offices.

          The Bank does not have any liens on its property.

E.   SELECTED STATISTICAL INFORMATION

          The following information is included for analytical purposes and should be read in conjunction with Item 5. Operating and Financial Review and Prospects.

          Consolidated Selected Statistical Information at December 31, 2004 include the selected statistical information of the parent company and its subsidiaries, without reflecting any effect of the Merger and Consolidated selected statistical information at December 31, 2005 correspond to the Bank plus subsidiaries, including all additional subsidiaries acquired as a result of the Merger with Conavi and Corfinsura (spun-off corporation); for this reason, selected statistical information for 2004 and 2005 should be read taking into account the impacts of the Merger.

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

                                      1 + N(P)
                                R(P)= -------- -1
                                        1 + I

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

     AVERAGE BALANCE SHEET

          The following tables show for the years ended December 31, 2003, 2004 and 2005, respectively:

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


                                                      AVERAGE BALANCE SHEET AND INCOME FROM INTEREST-EARNING ASSETS
                                                                 FOR THE FISCAL YEARS ENDED DECEMBER 31,
                                      --------------------------------------------------------------------------------------------
                                                           2003                                          2004
                                      ---------------------------------------------  ---------------------------------------------
                                                                  AVERAGE   AVERAGE                              AVERAGE   AVERAGE
                                                                  NOMINAL    REAL                                NOMINAL    REAL
                                         AVERAGE      INTEREST   INTEREST  INTEREST     AVERAGE      INTEREST   INTEREST  INTEREST
                                         BALANCE       EARNED      RATE      RATE       BALANCE       EARNED      RATE      RATE
                                      ------------  -----------  --------  --------  ------------  -----------  --------  --------
                                                                    (Ps million, except percentages)
ASSETS(6)
INTEREST-EARNING ASSETS(1):
Overnight funds(5)
   Peso-denominated ................  Ps     2,158  Ps       16     0.7%     -5.4%   Ps     7,681  Ps    1,759    22.9%     16.5%
   Dollar-denominated ..............       403,788        4,747     1.2%      1.2%        332,953        5,414     1.6%      1.6%
                                      ------------  -----------                      ------------  -----------
      Total ........................       405,946        4,763     1.2%                  340,634        7,173     2.1%
Investment securities (3)
   Peso-denominated ................     2,328,676      309,287    13.3%      6.4%      2,937,411      382,648    13.0%      7.1%
   Dollar-denominated ..............     1,719,568      236,920    13.8%     13.8%      1,654,701      166,680    10.1%     10.1%
                                      ------------  -----------                      ------------  -----------
      Total ........................     4,048,244      546,207    13.5%                4,592,112      549,328    12.0%
Loans(2) (4)
   Peso-denominated ................     5,526,391      900,740    16.3%      9.2%      7,043,820    1,127,833    16.0%     10.0%
   Dollar-denominated ..............     1,485,688       76,825     5.2%      5.2%      1,928,495      107,572     5.6%      5.6%
                                      ------------  -----------                      ------------  -----------
      Total ........................     7,012,079      977,565    13.9%                8,972,315    1,235,405    13.8%
Total interest-earning assets
   Peso-denominated ................     7,857,225    1,210,043    15.4%      8.4%      9,988,912    1,512,240    15.1%      9.1%
   Dollar-denominated ..............     3,609,044      318,492     8.8%      8.8%      3,916,149      279,666     7.1%      7.1%
                                      ------------  -----------                      ------------  -----------
      Total ........................    11,466,269    1,528,535    13.3%               13,905,061    1,791,906    12.9%
NON INTEREST-EARNING ASSETS:
Cash due from banks and Central
   Bank
      Peso-denominated .............       463,495                                        503,402
      Dollar-denominated ...........       161,124                                        205,868
                                      ------------                                   ------------
      Total ........................       624,619                                        709,270
Allowance for loan losses
   Peso-denominated ................      (293,112)                                      (335,539)
   Dollar-denominated ..............       (69,455)                                       (89,142)
                                      ------------                                   ------------
      Total ........................      (362,567)                                      (424,681)
Non-performing loans
   Peso-denominated ................        85,318                                         86,024
   Dollar-denominated ..............        17,063                                          7,119
                                      ------------                                   ------------
      Total ........................       102,381                                         93,143
Customers' acceptances
   Peso-denominated ................       153,776                                        545,029
   Dollar-denominated ..............      (127,673)                                      (487,565)
                                      ------------                                   ------------
      Total ........................        26,103                                         57,464
Accounts receivable, net
   Peso-denominated ................       217,143                                        138,710

                                          AVERAGE BALANCE SHEET AND INCOME FROM
                                       INTEREST-EARNING ASSETS FOR THE FISCAL YEARS
                                                    ENDED DECEMBER 31,
                                      ---------------------------------------------
                                                          2005
                                      ---------------------------------------------
                                                                  AVERAGE   AVERAGE
                                                                  NOMINAL    REAL
                                         AVERAGE      INTEREST   INTEREST  INTEREST
                                         BALANCE       EARNED      RATE      RATE
                                      ------------  -----------  --------  --------
                                             (Ps million, except percentages)
ASSETS(6)
INTEREST-EARNING ASSETS(1):
Overnight funds(5)
   Peso-denominated ................  Ps    55,779  Ps    3,032     5.4%      0.6%
   Dollar-denominated ..............       433,111       13,366     3.1%      3.1%
                                      ------------  -----------
      Total ........................       488,890       16,398     3.4%
Investment securities (3)
   Peso-denominated ................     5,851,619      716,771    12.2%      7.1%
   Dollar-denominated ..............     1,626,509      107,938     6.6%      6.6%
                                      ------------  -----------
      Total ........................     7,478,128      824,709    11.0%
Loans(2) (4)
   Peso-denominated ................    13,794,002    2,110,574    15.3%     10.0%
   Dollar-denominated ..............     3,483,715      231,172     6.6%      6.6%
                                      ------------  -----------
      Total ........................    17,277,717    2,341,746    13.6%
Total interest-earning assets
   Peso-denominated ................    19,701,400    2,830,377    14.4%      9.1%
   Dollar-denominated ..............     5,543,335      352,476     6.4%      6.4%
                                      ------------  -----------
      Total ........................    25,244,735    3,182,853    12.6%
NON INTEREST-EARNING ASSETS:
Cash due from banks and Central
   Bank Peso-denominated ...........       964,410
   Dollar-denominated ..............       237,608
                                      ------------
      Total ........................     1,202,018
Allowance for loan losses
   Peso-denominated ................      (605,615)
   Dollar-denominated ..............       (90,401)
                                      ------------
      Total ........................      (696,016)
Non-performing loans
   Peso-denominated ................       246,580
   Dollar-denominated ..............        10,091
                                      ------------
      Total ........................       256,671
Customers' acceptances
   Peso-denominated ................     1,070,341
   Dollar-denominated ..............      (975,030)
                                      ------------
      Total ........................        95,311
Accounts receivable, net
   Peso-denominated ................       303,137


                                                      AVERAGE BALANCE SHEET AND INCOME FROM INTEREST-EARNING ASSETS
                                                                 FOR THE FISCAL YEARS ENDED DECEMBER 31,
                                      --------------------------------------------------------------------------------------------
                                                           2003                                          2004
                                      ---------------------------------------------  ---------------------------------------------
                                                                  AVERAGE   AVERAGE                              AVERAGE   AVERAGE
                                                                  NOMINAL    REAL                                NOMINAL    REAL
                                         AVERAGE      INTEREST   INTEREST  INTEREST     AVERAGE      INTEREST   INTEREST  INTEREST
                                         BALANCE       EARNED      RATE      RATE       BALANCE       EARNED      RATE      RATE
                                      ------------  -----------  --------  --------  ------------  -----------  --------  --------
                                                                    (Ps million, except percentages)
   Dollar-denominated ..............        43,232                                         11,947
                                      ------------                                   ------------
      Total ........................       260,375                                        150,657
Foreclosed assets, net
   Peso-denominated ................        38,063                                         23,890
   Dollar-denominated ..............            --                                             --
                                      ------------                                   ------------
      Total ........................        38,063                                         23,890
Premises and equipment, net (4) ....            --
   Peso-denominated ................       627,628                                        346,870
   Dollar-denominated ..............       119,042                                         10,704
                                      ------------                                   ------------
      Total ........................       746,670                                        357,574
Other assets .......................            --
   Peso-denominated ................       804,439                                      1,106,888
   Dollar-denominated ..............        94,429                                         (7,523)
                                      ------------                                   ------------
      Total ........................       898,868                                      1,099,365
Total non interest-earning assets
   Peso-denominated ................     2,096,750                                      2,415,274
   Dollar-denominated ..............       237,762                                       (348,592)
                                      ------------                                   ------------
      Total ........................     2,334,512                                      2,066,682
Total interest and non interest-
   earnings assets
   Peso-denominated ................     9,953,975    1,210,043                        12,404,186    1,512,240
   Dollar-denominated ..............     3,846,806      318,492                         3,567,557      279,666
                                      ------------  -----------                      ------------  -----------
      TOTAL ASSETS .................  Ps13,800,781  Ps1,528,535                      Ps15,971,743  Ps1,791,906
                                      ============  ===========                      ============  ===========

                                          AVERAGE BALANCE SHEET AND INCOME FROM
                                       INTEREST-EARNING ASSETS FOR THE FISCAL YEARS
                                                    ENDED DECEMBER 31,
                                      ---------------------------------------------
                                                          2005
                                      ---------------------------------------------
                                                                  AVERAGE   AVERAGE
                                                                  NOMINAL    REAL
                                         AVERAGE      INTEREST   INTEREST  INTEREST
                                         BALANCE       EARNED      RATE      RATE
                                      ------------  -----------  --------  --------
                                             (Ps million, except percentages)
   Dollar-denominated ..............        15,287
                                      ------------
      Total ........................       318,424
Foreclosed assets, net
   Peso-denominated ................        56,641
   Dollar-denominated ..............            --
                                      ------------
      Total ........................        56,641
Premises and equipment, net (4) ....
   Peso-denominated ................       557,866
   Dollar-denominated ..............        20,342
                                      ------------
      Total ........................       578,208
Other assets .......................
   Peso-denominated ................     1,506,162
   Dollar-denominated ..............       149,404
                                      ------------
      Total ........................     1,655,566
Total non interest-earning assets
   Peso-denominated ................     4,099,522
   Dollar-denominated ..............      (632,699)
                                      ------------
      Total ........................     3,466,823
Total interest and non interest-
   earnings assets
   Peso-denominated ................    23,800,922    2,830,377
   Dollar-denominated ..............     4,910,636      352,476
                                      ------------  -----------
      TOTAL ASSETS .................  Ps28,711,558  Ps3,182,853
                                      ============  ===========

----------

(1) Throughout this analysis, the nominal interest rate for the dollar-denominated activity is also considered to be the real interest rate, given that this activity originated outside of Colombia and would not be impacted by the inflation and devaluation levels that would impact domestic activity. Individual item's interest rate subtotals are based on weighted averages using the average balances of the item.

(2)  Includes performing loans only.

(3) Variation in the average nominal interest rate for 2003, reflect new regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of September 1, 2002. See note 2 (i) to the financial statements.

(4) On October 23, 2003, the Superintendency of Banking (now Superintendency of Finance) through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004, instead of recording financial leases as property, plant and equipment, companies must account for them in their loan portfolio.

(5) Overnight Funds interest earned is different to this same concept in the consolidated statements of operations for a commissions reclassifications.

(6) In order to unify the presentation of the consolidated statement of operations with quarterly reports, the information for the years 2001, 2002, 2003 and 2004 were reclassified. This change did not have any impact in the net income.

                                                 AVERAGE BALANCE SHEET AND INTEREST PAID ON
                                                    INTEREST-BEARING LIABILITIES FOR THE
                                                    FISCAL YEARS ENDED DECEMBER 31, 2003
                                               ----------------------------------------------
                                                                           AVERAGE    AVERAGE
                                                                           NOMINAL     REAL
                                                  AVERAGE      INTEREST   INTEREST   INTEREST
                                                  BALANCE        PAID       RATE       RATE
                                               ------------   ---------   --------   --------
                                                      (Ps million, except percentages)
LIABILITIES AND SHARE-HOLDERS' EQUITY (1)
INTEREST-BEARING LIABILITIES:
Checking deposits
   Peso-denominated.........................   Ps   154,098   Ps  3,596     2.3%       -3.9%
   Dollar-denominated.......................        851,005       8,026     0.9%        0.9%
                                               ------------   ---------
      Total.................................      1,005,103      11,622     1.2%
Savings deposits
   Peso-denominated.........................      2,452,320     112,875     4.6%       -1.8%
   Dollar-denominated.......................        118,905       1,093     0.9%        0.9%
                                               ------------   ---------
      Total.................................      2,571,225     113,968     4.4%
Time deposits
   Peso-denominated.........................      2,477,658     200,881     8.1%        1.5%
   Dollar-denominated.......................      1,742,845      49,030     2.8%        2.8%
                                               ------------   ---------
      Total.................................      4,220,503     249,911     5.9%
Overnight funds
   Peso-denominated.........................        691,205      35,247     5.1%       -1.3%
   Dollar-denominated.......................         32,776       3,176     9.7%        9.7%
                                               ------------   ---------
      Total.................................        723,981      38,423     5.3%
Borrowings from domestic development
   banks
   Peso-denominated.........................        654,684      57,537     8.8%        2.2%
   Dollar-denominated.......................         33,538         919     2.7%        2.7%
                                               ------------   ---------
      Total.................................        688,222      58,456     8.5%
Interbank borrowings
   Peso-denominated.........................             --          --
   Dollar-denominated.......................        317,258       5,293     1.7%        1.7%
                                               ------------   ---------
      Total.................................        317,258       5,293     1.7%
Long-term debt
   Peso-denominated.........................         64,299       2,840     4.4%       -1.9%
   Dollar-denominated.......................             --          --
                                               ------------   ---------
      Total.................................         64,299       2,840     4.4%
Total interest-bearing liabilities
   Peso-denominated.........................      6,494,264     412,976     6.4%       -0.1%
   Dollar-denominated.......................      3,096,327      67,537     2.2%        2.2%
                                               ------------   ---------
      Total.................................      9,590,591     480,513     5.0%

                                                 AVERAGE BALANCE SHEET AND INTEREST PAID ON
                                                    INTEREST-BEARING LIABILITIES FOR THE
                                                    FISCAL YEARS ENDED DECEMBER 31, 2004
                                               ----------------------------------------------
                                                                          AVERAGE    AVERAGE
                                                                           NOMINAL     REAL
                                                  AVERAGE      INTEREST   INTEREST   INTEREST
                                                  BALANCE        PAID       RATE       RATE
                                               ------------   ---------   --------   --------
                                                      (Ps million, except percentages)
LIABILITIES AND SHARE-HOLDERS' EQUITY (1)
INTEREST-BEARING LIABILITIES:
Checking deposits
   Peso-denominated.........................   Ps   189,362   Ps  4,822     2.5%       -2.8%
   Dollar-denominated.......................        985,168       8,683     0.9%        0.9%
                                               ------------   ---------
      Total.................................      1,174,530      13,505     1.1%
Savings deposits
   Peso-denominated.........................      2,886,563     140,237     4.9%       -0.6%
   Dollar-denominated.......................        133,130       1,051     0.8%        0.8%
                                               ------------   ---------
      Total.................................      3,019,693     141,288     4.7%
Time deposits
   Peso-denominated.........................      2,672,930     229,416     8.6%        2.9%
   Dollar-denominated.......................      1,592,067      38,142     2.4%        2.4%
                                               ------------   ---------
      Total.................................      4,264,997     267,558     6.3%
Overnight funds
   Peso-denominated.........................        802,920      37,890     4.7%       -0.7%
   Dollar-denominated.......................         61,501       3,326     5.4%        5.4%
                                               ------------   ---------
      Total.................................        864,421      41,216     4.8%
Borrowings from domestic development
   banks
   Peso-denominated.........................        777,871      73,383     9.4%        3.7%
   Dollar-denominated.......................          8,491         166     2.0%        2.0%
                                               ------------   ---------
      Total.................................        786,362      73,549     9.4%
Interbank borrowings
   Peso-denominated.........................             --          --
   Dollar-denominated.......................        312,969       7,389     2.4%        2.4%
                                               ------------   ---------
      Total.................................        312,969       7,389     2.4%
Long-term debt
   Peso-denominated.........................        443,522      41,239     9.3%        3.6%
   Dollar-denominated.......................             --          --
                                               ------------   ---------
      Total.................................        443,522      41,239     9.3%
Total interest-bearing liabilities
   Peso-denominated.........................      7,773,168     526,987     6.8%        1.2%
   Dollar-denominated.......................      3,093,326      58,757     1.9%        1.9%
                                               ------------   ---------
      Total.................................     10,866,494     585,744     5.4%

                                                  AVERAGE BALANCE SHEET AND INTEREST PAID ON
                                                     INTEREST-BEARING LIABILITIES FOR THE
                                                     FISCAL YEARS ENDED DECEMBER 31, 2005
                                               ------------------------------------------------
                                                                             AVERAGE    AVERAGE
                                                                             NOMINAL     REAL
                                                  AVERAGE       INTEREST    INTEREST   INTEREST
                                                  BALANCE         PAID        RATE       RATE
                                               ------------   -----------   --------   --------
                                                       (Ps million, except percentages)
LIABILITIES AND SHARE-HOLDERS' EQUITY (1)
INTEREST-BEARING LIABILITIES:
Checking deposits
   Peso-denominated.........................   Ps   188,678   Ps    5,223     2.8%       -2.0%
   Dollar-denominated.......................        887,497        15,088     1.7%        1.7%
                                               ------------   -----------
      Total.................................      1,076,175        20,311     1.9%
Savings deposits
   Peso-denominated.........................      6,905,512       240,016     3.5%       -1.3%
   Dollar-denominated.......................        135,822         1,872     1.4%        1.4%
                                               ------------   -----------
      Total.................................      7,041,334       241,888     3.4%
Time deposits
   Peso-denominated.........................      4,869,923       393,898     8.1%        3.1%
   Dollar-denominated.......................      1,760,073        55,468     3.2%        3.2%
                                               ------------   -----------
      Total.................................      6,629,996       449,366     6.8%
Overnight funds
   Peso-denominated.........................      1,039,540        68,830     6.6%        1.7%
   Dollar-denominated.......................        122,134         5,080     4.2%        4.2%
                                               ------------   -----------
      Total.................................      1,161,674        73,910     6.4%
Borrowings from domestic development
   banks
   Peso-denominated.........................      1,970,391       152,791     7.8%        2.8%
   Dollar-denominated.......................         71,513         3,718     5.2%        5.2%
                                               ------------   -----------
      Total.................................      2,041,904       156,509     7.7%
Interbank borrowings
   Peso-denominated.........................             --            --
   Dollar-denominated.......................      1,349,987        54,630     4.0%        4.0%
                                               ------------   -----------
      Total.................................      1,349,987        54,630     4.0%
Long-term debt
   Peso-denominated.........................      1,812,802       153,658     8.5%        3.5%
   Dollar-denominated.......................             --            --
                                               ------------   -----------
      Total.................................      1,812,802       153,658     8.5%
Total interest-bearing liabilities
   Peso-denominated.........................     16,786,846     1,014,416     6.0%        1.1%
   Dollar-denominated.......................      4,327,026       135,856     3.1%        3.1%
                                               ------------   -----------
      Total.................................     21,113,872     1,150,272     5.4%

                                                 AVERAGE BALANCE SHEET AND INTEREST PAID ON
                                                 INTEREST-BEARING LIABILITIES FOR THE FISCAL
                                                          YEARS ENDED DECEMBER 31,
                                                                    2003
                                               ----------------------------------------------
                                                                           AVERAGE    AVERAGE
                                                                           NOMINAL     REAL
                                                  AVERAGE      INTEREST   INTEREST   INTEREST
                                                  BALANCE        PAID       RATE       RATE
                                               ------------   ---------   --------   --------
                                                      (Ps million, except percentages)
NON-INTEREST-BEARING LIABILITIES:
Checking accounts
   Peso-denominated.........................      1,685,115
   Dollar-denominated.......................             --
                                               ------------
      Total.................................      1,685,115
Other deposits
   Peso-denominated.........................         64,013
   Dollar-denominated.......................         63,641
                                               ------------
      Total.................................        127,654
Bank Acceptances Outstanding
   Peso-denominated.........................          3,477
   Dollar-denominated.......................         28,973
                                               ------------
      Total.................................         32,450
Other liabilities
   Peso-denominated.........................        821,364
   Dollar-denominated.......................         36,127
                                               ------------
      Total.................................        857,491
Shareholders' equity
   Peso-denominated.........................      1,130,654
   Dollar-denominated.......................        376,826
                                               ------------
      Total.................................      1,507,480
Total non-interest bearing liabilities
   and shareholders' equity
   Peso-denominated.........................      3,704,623
   Dollar-denominated.......................        505,567
                                               ------------
      Total.................................      4,210,190
Total interest and non-interest bearing
   liabilities and shareholders' equity
   Peso-denominated.........................     10,198,887     412,976
   Dollar-denominated.......................      3,601,894      67,537
                                               ------------   ---------
TOTAL LIABILITIES AND SHAREHOLDERS
   EQUITY...................................   Ps13,800,781   Ps480,513
                                               ============   =========

                                                 AVERAGE BALANCE SHEET AND INTEREST PAID ON
                                                 INTEREST-BEARING LIABILITIES FOR THE FISCAL
                                                          YEARS ENDED DECEMBER 31,
                                                                    2004
                                               ----------------------------------------------
                                                                          AVERAGE    AVERAGE
                                                                           NOMINAL     REAL
                                                  AVERAGE      INTEREST   INTEREST   INTEREST
                                                  BALANCE        PAID       RATE       RATE
                                               ------------   ---------   --------   --------
                                                      (Ps million, except percentages)
NON-INTEREST-BEARING LIABILITIES:
Checking accounts
   Peso-denominated.........................      1,926,334
   Dollar-denominated.......................             --
                                               ------------
      Total.................................      1,926,334
Other deposits
   Peso-denominated.........................         79,552
   Dollar-denominated.......................        107,589
                                               ------------
      Total.................................        187,141
Bank Acceptances Outstanding
   Peso-denominated.........................          6,758
   Dollar-denominated.......................         40,039
                                               ------------
      Total.................................         46,797
Other liabilities
   Peso-denominated.........................      1,099,367
   Dollar-denominated.......................         45,335
                                               ------------
      Total.................................      1,144,702
Shareholders' equity
   Peso-denominated.........................      1,431,112
   Dollar-denominated.......................        369,163
                                               ------------
      Total.................................      1,800,275
Total non-interest bearing liabilities
   and shareholders' equity
   Peso-denominated.........................      4,543,123
   Dollar-denominated.......................        562,126
                                               ------------
      Total.................................      5,105,249
Total interest and non-interest bearing
   liabilities and shareholders' equity
   Peso-denominated.........................     12,316,291     526,987
   Dollar-denominated.......................      3,655,452      58,757
                                               ------------   ---------
TOTAL LIABILITIES AND SHAREHOLDERS
   EQUITY...................................   Ps15,971,743   Ps585,744
                                               ============   =========

                                                  AVERAGE BALANCE SHEET AND INTEREST PAID ON
                                                  INTEREST-BEARING LIABILITIES FOR THE FISCAL
                                                           YEARS ENDED DECEMBER 31,
                                                                     2005
                                               ------------------------------------------------
                                                                             AVERAGE    AVERAGE
                                                                             NOMINAL     REAL
                                                  AVERAGE       INTEREST    INTEREST   INTEREST
                                                  BALANCE         PAID        RATE       RATE
                                               ------------   -----------   --------   --------
                                                       (Ps million, except percentages)
NON-INTEREST-BEARING LIABILITIES:
Checking accounts
   Peso-denominated.........................      2,378,865
   Dollar-denominated.......................             --
                                               ------------
      Total.................................      2,378,865
Other deposits
   Peso-denominated.........................        154,719
   Dollar-denominated.......................         93,753
                                               ------------
      Total.................................        248,472
Bank Acceptances Outstanding
   Peso-denominated.........................          9,666
   Dollar-denominated.......................         46,997
                                               ------------
      Total.................................         56,663
Other liabilities
   Peso-denominated.........................      1,847,002
   Dollar-denominated.......................         60,104
                                               ------------
      Total.................................      1,907,106
Shareholders' equity
   Peso-denominated.........................      2,565,158
   Dollar-denominated.......................        441,422
                                               ------------
      Total.................................      3,006,580
Total non-interest bearing liabilities
   and shareholders' equity
   Peso-denominated.........................      6,955,410
   Dollar-denominated.......................        642,276
                                               ------------
      Total.................................      7,597,686
Total interest and non-interest bearing
   liabilities and shareholders' equity
   Peso-denominated.........................     23,742,256     1,014,416
   Dollar-denominated.......................      4,969,302       135,856
                                               ------------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS
   EQUITY...................................   Ps28,711,558   Ps1,150,272
                                               ============   ===========

----------
(1) Throughout this analysis, the nominal interest rate for the dollar-denominated activity is also considered to be the real interest rate, given that this activity originated outside of Colombia and would not be impacted by the inflation and devaluation levels that would impact domestic activity. Individual item's interest rate subtotals are based on weighted averages using the average balances of the item.

     CHANGES IN NET INTEREST INCOME AND EXPENSES--VOLUME AND RATE ANALYSIS

          The following table allocates, by currency of denomination, changes in the Bank's net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004; and the fiscal year ended December 31, 2004 compared to the fiscal year ended December 31, 2003. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

                                            2003-2004                              2004-2005
                                       INCREASE (DECREASE)                    INCREASE (DECREASE)
                                        DUE TO CHANGES IN:                    DUE TO CHANGES IN:
                                ---------------------------------   --------------------------------------
                                                           NET                                     NET
                                  VOLUME       RATE       CHANGE       VOLUME        RATE         CHANGE
                                ---------   ---------   ---------   -----------   ----------   -----------
                                                               (Ps million)
INTEREST-EARNING ASSETS:
Overnight funds
   Peso-denominated .........   Ps  1,265   Ps    478   Ps  1,743   Ps    2,614   Ps  (1,341)  Ps    1,273
   Dollar-denominated .......      (1,152)      1,819         667         3,091        4,861         7,952
                                ---------   ---------   ---------   -----------   ----------   -----------
      Total .................         113       2,297       2,410         5,705        3,520         9,225
Investment securities
   Peso-denominated .........      79,298      (5,937)     73,361       356,965      (22,841)      334,124
   Dollar-denominated .......      (6,534)    (63,706)    (70,240)       (1,871)     (56,871)      (58,742)
                                ---------   ---------   ---------   -----------   ----------   -----------
      Total .................      72,764     (69,643)      3,121       355,094      (79,712)      275,382
Loans
   Peso-denominated .........     242,966     (15,873)    227,093     1,032,823      (50,082)      982,741
   Dollar-denominated .......      24,700       6,047      30,747       103,201       20,399       123,600
                                ---------   ---------   ---------   -----------   ----------   -----------
      Total .................     267,666      (9,826)    257,840     1,136,024      (29,683)    1,106,341
Total interest-earning assets
   Peso-denominated .........     323,529     (21,332)    302,197     1,395,333      (77,195)    1,318,138
   Dollar-denominated .......      17,014     (55,840)    (38,826)      103,466      (30,656)       72,810
                                ---------   ---------   ---------   -----------   ----------   -----------
      TOTAL .................   Ps340,543   Ps(77,172)  Ps263,371   Ps1,498,799   Ps(107,851)  Ps1,390,948
                                =========   =========   =========   ===========   ==========   ===========

INTEREST-BEARING LIABILITIES:
Checking deposits
   Peso-denominated .........   Ps    898   Ps    328   Ps  1,226   Ps      (19)  Ps     420   Ps      401
   Dollar-denominated .......       1,182        (525)        657        (1,660)       8,065         6,405
                                ---------   ---------   ---------   -----------   ----------   -----------
      Total .................       2,080        (197)      1,883        (1,679)       8,485         6,806
Savings deposits
   Peso-denominated .........      21,097       6,265      27,362       139,687      (39,908)       99,779
   Dollar-denominated .......         112        (154)        (42)           37          784           821
                                ---------   ---------   ---------   -----------   ----------   -----------
      Total .................      21,209       6,111      27,320       139,724      (39,124)      100,600
Time deposits
   Peso-denominated .........      16,760      11,775      28,535       177,701      (13,219)      164,482
   Dollar-denominated .......      (3,612)     (7,276)    (10,888)        5,295       12,031        17,326
                                ---------   ---------   ---------   -----------   ----------   -----------
      Total .................      13,148       4,499      17,647       182,996       (1,188)      181,808
Overnight funds
   Peso-denominated .........       5,272      (2,629)      2,643        15,667       15,273        30,940
   Dollar-denominated .......       1,553      (1,403)        150         2,522         (768)        1,754
                                ---------   ---------   ---------   -----------   ----------   -----------
      Total .................       6,825      (4,032)      2,793        18,189       14,505        32,694
Borrowings from domestic
   development banks
   Peso-denominated .........      11,621       4,225      15,846        92,472      (13,064)       79,408
   Dollar-denominated .......        (490)       (263)       (753)        3,277          275         3,552
                                ---------   ---------   ---------   -----------   ----------   -----------
      Total .................      11,131       3,962      15,093        95,749      (12,789)       82,960

                                            2003-2004                              2004-2005
                                       INCREASE (DECREASE)                    INCREASE (DECREASE)
                                        DUE TO CHANGES IN:                    DUE TO CHANGES IN:
                                ---------------------------------   --------------------------------------
                                                           NET                                     NET
                                  VOLUME       RATE       CHANGE       VOLUME        RATE         CHANGE
                                ---------   ---------   ---------   -----------   ----------   -----------
                                                               (Ps million)
Interbank borrowings
   Peso-denominated .........         --          --          --            --           --            --
   Dollar-denominated .......       (101)      2,197       2,096        41,965        5,276        47,241
                                --------    --------   ---------     ---------    ---------     ---------
      Total .................       (101)      2,197       2,096        41,965        5,276        47,241
Long-term debt
   Peso-denominated .........     35,260       3,139      38,399       116,064       (3,645)      112,419
   Dollar-denominated .......         --          --          --            --           --            --
                                --------    --------   ---------     ---------    ---------     ---------
      Total .................     35,260       3,139      38,399       116,064       (3,645)      112,419
Total interest-bearing
   liabilities
   Peso-denominated .........     90,908      23,103     114,011       541,572      (54,143)      487,429
   Dollar-denominated .......     (1,356)     (7,424)     (8,780)       51,436       25,663        77,099
                                --------    --------   ---------     ---------    ---------     ---------
      TOTAL .................   Ps89,552    Ps15,679   Ps105,231     Ps593,008    Ps(28,480)    Ps564,528
                                ========    ========   =========     =========    =========     =========

----------
(1) In order to unify the presentation of the consolidated statement of operations with quarterly reports, the information for the years 2001, 2002, 2003 and 2004 were reclassified. This change did not have any impact on the net income.

     INTEREST-EARNING ASSETS--NET INTEREST MARGIN AND SPREAD

          The following table analyzes the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2003, 2004 and 2005, respectively.

                                              INTEREST-EARNING ASSETS-YIELD SPREAD
                                             FOR THE FISCAL YEAR ENDED DECEMBER 31,
                                           ------------------------------------------
                                               2003           2004           2005
                                           ------------   ------------   ------------
                                           (in millions of pesos, except percentages)
Total average interest-earning assets
   Peso-denominated.....................   Ps 7,857,225   Ps 9,988,912   Ps19,701,400
   Dollar-denominated...................      3,609,044      3,916,149      5,543,335
                                           ------------   ------------   ------------
      TOTAL.............................   Ps11,466,269   Ps13,905,061   Ps25,244,735
Net interest earned (1)
   Peso-denominated.....................   Ps   797,067   Ps   985,253   Ps 1,815,961
   Dollar-denominated...................        250,955        220,909        216,620
                                           ------------   ------------   ------------
      TOTAL.............................   Ps 1,048,022   Ps 1,206,162   Ps 2,032,581
Average yield on interest-earning assets
   Peso-denominated.....................           15.4%          15.1%          14.4%
   Dollar-denominated...................            8.8%           7.1%           6.4%
                                           ------------   ------------   ------------
      TOTAL.............................           13.3%          12.9%          12.6%
Net interest margin (2)
   Peso-denominated.....................           10.1%           9.9%           9.2%
   Dollar-denominated...................            7.0%           5.6%           3.9%
                                           ------------   ------------   ------------
      TOTAL.............................            9.1%           8.7%           8.1%
Interest spread (3)
   Peso-denominated.....................            9.0%           8.4%           8.3%
   Dollar-denominated...................            6.6%           5.2%           3.2%
                                           ------------   ------------   ------------
      TOTAL.............................            8.3%           7.5%           7.2%

----------
(1) Net interest earned is interest income less interest paid and includes interest earned on investments.

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

          As of September 1, 2002, investments had to be classified as "trading", "available for sale" or "held to maturity". Trading investments are those acquired primarily to obtain profits from fluctuations in short-term prices and are recorded at market value. The difference between current and previous market value is added to or subtracted from the value of the investment and credited or charged to earnings. "Available for sale" investments are those held for at least one year (except for Bancolombia Panama's "available for sale" investments, which have no term restrictions) and they are recorded at market value with changes to the values of these securities recorded in a separate account in the equity section. "Held to maturity" investments are those acquired to be held until maturity and are valued at amortized cost. As of December 31, 2005, the value of BC's dollar- and peso-denominated portfolio on a consolidated basis was Ps 8,258,947 million.

          Investments are fully reviewed in June and December and partially reviewed in March and September of each year for impairment by considering the related solvency risk, market exposure, currency exchange and country risk. Investment securities with a rating by external agencies recognized by the Superintendency of Finance cannot be recorded on the balance sheet of the Bank for an amount higher than certain percentages of the face value (shown in the table below), including the accrued income or excluding returns received in an anticipated manner. Depending on the results of the review and on the likelihood of loss of the investment, allowances are recorded for 10% to 100% of the cost of the investment, and for 100% of accrued income.

LONG - TERM CLASSIFICATION   MAXIMUM FACE VALUE (%)
--------------------------   ----------------------
BB+, BB, BB-                      Ninety (90)
B+, B, B-                         Seventy (70)
C                                 Fifty (50)
D, E                              Zero (0)

          Allowances for investment securities for which no computation methods have been provided by the Superintendency of Finance are calculated based on other methods. If there are no such methods, the solvency risk levels, as defined by the Superintendency of Finance, have to be used: "A"- Normal, "B"- Subnormal, "C"- Deficient, "D"- Doubtful Recovery, and "E"- Unrecoverable. Fixed rate or variable rate investments classified in categories B, C, D and E cannot be recorded on the balance sheet of the Bank for an amount higher than 80%, 60%, 40% and 0%, respectively, of the face value, including the accrued income or excluding returns received in an anticipated manner. Furthermore, an equity investment's net value cannot be recorded on the balance sheet of the Bank for an amount higher than 80%, 60%, 40% and 0% of the purchase cost, respectively.

          Internal or external debt securities issued or guaranteed by the Republic of Colombia are not subject to this adjustment, as well as those issued by the Central Bank and those issued or guaranteed by Fogafin.

          As of December 31, 2005, BC has recorded Ps 5,936 of allowances for 16 investment debt securities.

          The following table sets forth the Bank's fair value of investments in government and corporate securities and certain other financial investments as of the dates indicated:

                                                                  AS OF DECEMBER 31,
                                                    ---------------------------------------------
                                                    2003(1)(2)(3)   2004(1)(2)(4)   2005(1)(2)(5)
                                                    -------------   -------------   -------------
                                                                (in millions of pesos)
DOLLAR-DENOMINATED
Securities issued by the Colombian Government ...    Ps1,303,377     Ps  805,602     Ps  667,713
Euronotes and Eurobonds .........................        297,906         326,534         737,328
Securities issued by foreign governments ........         87,109          24,085         252,263
Others ..........................................         98,324         186,232         103,357
                                                     -----------     -----------     -----------
   Subtotal .....................................      1,786,716       1,342,453       1,760,661
                                                     -----------     -----------     -----------
PESO-DENOMINATED
Securities issued by the Colombian Government ...      1,887,881       2,900,305       5,010,982
Securities issued by the Central Bank ...........          6,815           4,190           2,582
Securities issued by government entities ........        107,479          45,806         111,114
Securities issued by other financial entities ...        282,187         457,378         985,835
Others ..........................................         91,342         167,721         387,773
                                                     -----------     -----------     -----------
   Subtotal .....................................      2,375,704       3,575,400       6,498,286
                                                     -----------     -----------     -----------
      TOTAL .....................................    Ps4,162,420     Ps4,917,853     Ps8,258,947
                                                     ===========     ===========     ===========

----------
(1) Includes debt securities only. Net in equity securities were Ps 174,304 million, Ps 332,358 million and Ps 200,754 million for 2003, 2004 and 2005, respectively.

(2) These amounts are net of allowances for decline in value which were Ps 9,171 million for 2003, Ps 4,939 million for 2004 and Ps 5,936 million for 2005.

(3) As of December 31, 2003, BC held one security issued by the U.S. Treasury Department for Ps 78,544 million (US$ 27,979,448) and one security issued by the Republic of El Salvador for Ps 8,565 million (US$ 3,051,198).

(4) As of December 31, 2004, BC holds one security issued by the Republic of Brazil for Ps 14,327 million (US$ 5,995), one security issued by the Republic of Panama for Ps 5,026 million (US$ 2,103) and one security issued by the Republic of El Salvador for Ps 4,732 million (US$ 1,980).

(5) As of December 31, 2005, BC held securities issued by the Republic of Brazil for Ps 247,425 million (US$ 108,319,266) and one security issued by the Republic of Panama for Ps 4,838 million (US$ 2,118,008).

     INVESTMENT SECURITIES PORTFOLIO MATURITY

          The following table analyzes the remaining maturities and weighted average nominal yields of the Bank's investment securities as of December 31, 2005:

                                                            AS OF DECEMBER 31, 2005
                              ----------------------------------------------------------------------------------
                                MATURING IN ONE YEAR OR      MATURING AFTER ONE YEAR   MATURING AFTER FIVE YEARS
                                          LESS                  THROUGH FIVE YEARS         THROUGH TEN YEARS
                              --------------------------  ---------------------------  -------------------------
                              BALANCE(1) (3)  YIELD %(2)  BALANCE(1) (3)   YIELD %(2)    BALANCE(1)  YIELD %(2)
                              --------------  ----------  --------------  -----------  ------------  -----------
                                                     (in millions of pesos, except yields)
DOLLAR-DENOMINATED:
Securities issued by the
   Colombian government ....    Ps   36,384      5.75%      Ps  582,458      5.62%      Ps   44,039     6.28%
Euronotes and Eurobonds ....        322,204      5.16%          415,124      6.20%               --       --
Securities issued by foreign
   governments .............          7,781      4.14%          244,482      5.96%               --       --
Others .....................         47,320      4.36%           48,349      5.46%            7,688     8.50%
                                ------------                -----------                 -----------
   Subtotal ................        413,689      5.10%        1,290,413      5.86%           51,727     6.61%
                                ------------                -----------                 -----------
PESO-DENOMINATED
Securities issued by the
   Colombian government ....      1,719,104      5.84%        2,413,722      6.29%          876,645     4.00%
Securities issued by
   the Central Bank ........          2,564      0.97%               18      1.63%               --       --


                                            AS OF DECEMBER 31, 2005
                               -------------------------------------------------
                               MATURING AFTER TEN YEARS             TOTAL
                               ------------------------  -----------------------
                                BALANCE(1)  YIELD %(2)    BALANCE(1)  YIELD %(2)
                                ----------  ----------   -----------  ----------
                                     (in millions of pesos, except yields)
DOLLAR-DENOMINATED:
Securities issued by the
   Colombian government ....     Ps 4,832      7.16%     Ps  667,713     5.68%
Euronotes and Eurobonds ....           --        --          737,328     5.74%
Securities issued by foreign
   governments .............           --        --          252,263       --
Others .....................           --        --          103,357     5.18%
                                 --------                -----------
   Subtotal ................        4,832      7.16%       1,760,661     5.71%
                                 --------                -----------
PESO-DENOMINATED
Securities issued by the
   Colombian government ....        1,511      1.29%       5,010,982     5.73%
Securities issued by
   the Central Bank ........           --        --            2,582     0.98%

                                                            AS OF DECEMBER 31, 2005
                              ----------------------------------------------------------------------------------
                                MATURING IN ONE YEAR OR      MATURING AFTER ONE YEAR   MATURING AFTER FIVE YEARS
                                          LESS                  THROUGH FIVE YEARS         THROUGH TEN YEARS
                              --------------------------  ---------------------------  -------------------------
                              BALANCE(1) (3)  YIELD %(2)  BALANCE(1) (3)   YIELD %(2)    BALANCE(1)  YIELD %(2)
                              --------------  ----------  --------------  -----------  ------------  -----------
                                                     (in millions of pesos, except yields)
Securities issued by
   government entities......         15,170      6.26%           74,435      7.05%           18,855     7.89%
Securities issued by other
   financial entities.......        553,447      6.27%          298,270      6.38%          134,118     5.80%
Others......................         12,939      6.98%           82,573      5.38%          230,762     2.32%
                                ------------                -----------                 -----------
   Subtotal.................      2,303,224      5.95%        2,869,018      6.29%        1,260,380     3.95%
                                ------------                -----------                 -----------
   TOTAL....................    Ps2,716,913                 Ps4,159,431                 Ps1,312,107
                                ------------                -----------                 -----------

                                            AS OF DECEMBER 31, 2005
                               -------------------------------------------------
                               MATURING AFTER TEN YEARS             TOTAL
                               ------------------------  -----------------------
                                BALANCE(1)  YIELD %(2)    BALANCE(1)  YIELD %(2)
                                ----------  ----------   -----------  ----------
                                     (in millions of pesos, except yields)
Securities issued by
   government entities......        2,654      8.36%         111,114     7.11%
Securities issued by other
   financial entities.......           --        --          985,835     6.24%
Others......................       61,499      5.34%         387,773     3.61%
                                 --------                -----------
   Subtotal.................       65,664      5.36%       6,498,286     5.70%
                                 --------                -----------
   TOTAL....................     Ps70,496                Ps8,258,947
                                 --------                -----------

----------
(1) These amounts are net of allowances for decline in value which were Ps 5,936 million in 2005.

(2) Yield was calculated using internal return rate (IRR) as of December 31, 2005 and without taxes deduction

(3) As of December 31, 2005, BC holds one security issued by the Republic of Brazil with maturity in one year or less for Ps 2,943 million, and another with maturity after one year through five years for Ps 244,482 million. The security issued by the Republic of Panama for Ps 4,838 million had a maturity of one year or less.

          As of December 31, 2005, the Bank had the following investments that exceeded 10% of its shareholders' equity:

                                  ISSUER      FAIR VALUE   AMORTIZED COST
                               -----------   -----------   --------------
                                              (Ps million)
Securities issued or secured   Ministry of
   by Colombian government     Finance       Ps5,464,209     Ps5,495,917
Securities issued by other
   government entities         Fogafin           420,121         422,959
                                             -----------     -----------
      TOTAL                                  Ps5,884,330     Ps5,918,876
                                             ===========     ===========

          BC increased the diversification, decreased the size, and shortened the duration of the dollar denominated portfolio in response to a less positive outlook for dollar denominated securities in the fixed income market for 2006.

          During 2005, BC increased the amount of its peso denominated portfolio to Ps 6,498 billion, keeping participation in securities issued by the Colombian government at 77%. As part of BC's strategy to further stabilize its income, the amount of the portfolio classified as available for sale was increased.

E.3. LOAN PORTFOLIO

          In March of 2002, the Colombian Superintendency of Banking (now the Superintendency of Finance), through its External Circular 011, introduced new modifications to Chapter II of the External Circular 100 of 1995 ("Basic Accounting Circular"), related to credit risk management. This norm establishes the general principles and criteria that institutions must adopt in order to maintain adequately evaluated credit risks associated with the loan portfolio. It also defines credit categories, determines qualifications that must be granted to such operations according to their perceived risk, establishes the frequency with which these qualifications should be reviewed, stipulates the re-qualification mechanisms, provides instructions on the accounting criteria and provisions to be made and on the content and frequency of the reports to be submitted to the Superintendency of Finance, and fixes internal control mechanisms that institutions must adopt to assure the adequate fulfillment of this regulation.

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

               -    Financial leases; and

               - Mortgage loans, for the acquisition and building of new or used housing.

          In 2005, Bancolombia, concentrated its efforts in adjusting its Credit Risk Management system - ("SARC") - in the context of the Merger with Conavi and Corfinsura. New credit processes and policies were implemented in order to adequate the Bank's SARC to the new markets and business lines that resulted from the Merger. Furthermore, new analysis tools (granting and behavioral models) were established, based on the different characteristics of these lines, striving to implement best practices with regard to scoring and rating systems.

          The main adjustments made to the Bank's credit policies were:

               - Changes in the structure of credit approval and delegation of attributions.

               - Adjustments were made to credit policies for treasury operations and international customers.

               -    New policies for mortgage and builder loans approval.

          In 2005, we also continued to work on enhancing our expected loss models that shall be used to manage the loan portfolio in the near future, based on the rules and regulations issued by the Superintendency of Finance, with the additional purpose of achieving competitive advantages. The main activities carried out were as follows:

               - Incorporation of a scoring for mortgage loans, and rating scales for builder customers and entities belonging to the financial sector.

               - Additional tests to verify the quality of the data so as to determine expected losses were incorporated.

               - Update of the parameters used to determine expected losses (default probability, exposure at the time of default and loss in the event of default).

               - Set up of a reference model pilot test for provisions established by the Superintendency of Finance.

          The aforementioned activities were carried out as a result of the progress made in enhancing and taking greater advantage of data mining and warehousing tools, which have facilitated the process of incorporating the credit history information of Conavi and Corfinsura's customers. With this, we expect to recalibrate the models and adjust the expected loss factors in 2006, including not only a wider sample of customers, but the entire range of business lines that compose the Bank's current portfolio.

          The following table shows the Bank's loan portfolio classified into corporate, retail and mortgage loans:

                                                                              AS OF DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                        2001          2002          2003          2004           2005
                                                    -----------   -----------   -----------   ------------   ------------
                                                                                 (Ps million)
CORPORATE
   Trade financing...............................   Ps   95,649   Ps  166,620   Ps  149,582   Ps   253,632   Ps   783,894
   Loans funded by domestic development banks....       292,609       376,378       394,947        770,331        948,659
   Working capital loans.........................     3,040,469     3,650,585     4,687,153      4,298,354      7,702,420
   Credit cards..................................         3,892         5,218         8,237         24,621         42,293
   Overdrafts....................................        22,755        48,591        32,371         67,018         62,041
   Other                                                 22,886            --            --             --             --
                                                    -----------   -----------   -----------   ------------   ------------
      Total corporate............................     3,478,260     4,247,392     5,272,290      5,413,956      9,539,307
                                                    -----------   -----------   -----------   ------------   ------------
RETAIL (1)
   Credit cards..................................       231,965       254,876       335,172        392,900        582,533
   Personal loans................................       457,677       561,558       814,885      1,111,250      1,556,429
   Automobile loans..............................        15,713        24,476       229,737        381,723        629,326
   Overdrafts....................................        73,372        68,490        81,294         89,867        101,957
   Loans funded by domestic development banks....       138,415       276,157       330,246        359,494        403,414
   Trade financing...............................        38,643        28,112        19,644         54,189         76,643
   Working capital loans.........................       881,649       698,160       898,239      1,295,643      1,612,650
                                                    -----------   -----------   -----------   ------------   ------------
      Total retail...............................     1,837,434     1,911,829     2,709,217      3,685,066      4,962,952
                                                    -----------   -----------   -----------   ------------   ------------
FINANCIAL LEASES (2) ............................            --            --            --        880,110      2,660,556
MORTGAGE                                                 34,511        38,094        48,161         56,107      1,463,437
                                                    -----------   -----------   -----------   ------------   ------------
      TOTAL LOANS................................     5,350,205     6,197,315     8,029,668     10,035,239     18,626,252
Allowance for loan losses........................      (271,729)     (332,324)     (387,263)      (434,378)      (705,882)
                                                    -----------   -----------   -----------   ------------   ------------
      TOTAL LOANS, NET...........................   Ps5,078,476   Ps5,864,991   Ps7,642,405   Ps 9,600,861   Ps17,920,370
                                                    ===========   ===========   ===========   ============   ============

----------
(1)  Includes loans to upper-income individuals and small companies.

(2) Includes financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of January 1, 2004.

          As of December 31, 2005, BC's total loan portfolio amounted to Ps 18,626,252 million, representing an increase of 85.61% from Ps 10,035,239 million in 2004. In 2004, the Bank's total loan portfolio increased 24.98% to Ps 10,035,239 million from Ps 8,029,668 million in 2003, due primarily to the recovery of the Colombian economy and the Bank's strategic targeting of additional market segments.

          The increase in the loan portfolio as of December 31, 2005 in each of the categories is explained by the following reasons:

          - As of December 31, 2005, corporate loans amounted Ps 9,539,307 million, increasing 76% compared with Ps 5,413,956 million as of December 31, 2004. This increase is explained in part by the Merger with Conavi and Corfinsura. Working capital loans showed the highest growth (79%) passing from Ps 4,298,354 million in 2004 to Ps 7,702,420 million in 2005.

               Furthermore, the performance of the Colombian economy, particularly domestic demand in the second half of 2005, was another driver for the increase in overall credit demand. At the end of the third quarter, the economic sectors that showed the highest growth rates with regard to this same quarter of 2004 were as follows: Retail, Restaurants and Hotels with 37.91%, Construction 14.97% and Mining 7.21%.

               According to figures obtained from the Colombian Superintendency of Finance, the Commercial Loan/GDP ratio showed a slight growth with regard to 2003 and 2004, reaching 16% in 2005, and it is believed that over the next couple of years, the Colombian economy shall register further growth thanks to an important level of financial leverage.

               In 2004, total corporate loans increased 2.69% to Ps 5,413,956 million due primarily to a 95.05% increase in loans funded by domestic development banks and a 69.56% increase in trade financing loans.

               As of December 31, 2003, 2004 and 2005 total corporate loans represented 66%, 54% and 51% respectively, of the Bank's total loan portfolio.

          - In 2005, Retail loans increased 34.68% with regard to 2004, passing from Ps 3,685,066 million in 2004 to Ps 4,962,952 million in 2005 due primarily to a 64.86% increase in vehicle loans, 48.26% increase in credit card billing and 40.06% increase in personal retail loans. On a macroeconomic level, these growth rates were driven by a reduction in the unemployment rate, which went from almost 16% at the beginning of 2005 to almost 12% at end of the year. Furthermore, the retail industry grew by more than 10%, which encouraged the use of the Bank's products, such as credit cards and personal credit.

               The increase in retail loans was also driven by the opening of 27 new branches and the implementation of new mobile branches, in different cities nationwide, as well as the increase in the number of outstanding credit cards and the expansion of Sufinanciamiento business.

               Total retail loans increased 36.02% in 2004 from Ps 2,709,217 million in 2003 to Ps 3,685,066 million in 2004, due primarily to a 36.37% increase in personal loans, a 66.16% increase in vehicle loans and a 44.24% increase in working capital loans.

               As of December 31, 2003, 2004 and 2005, retail loans represented 34%, 37% and 27%, respectively, of the Bank's total loan portfolio.

          - As a result of the Merger, BC acquired the mortgage loan business, where Conavi was one of the leading entities in Colombia. As of December 31, 2005, mortgage loans amounted to Ps 1,463,437 million representing approximately 8% of the total loan portfolio, driven by the favorable performance of the construction sector as well as the sale strategy adopted by the Bank.

          - As of December 31, 2005, BC, through its subsidiaries Leasing Colombia and Sufinanciamiento, is the entity leader in financial lease contracts origination in accordance with amounts published by the Superintendency of Finance. With the subsidiaries mentioned above, and Suleasing Internacional, Banco Corfinsura Internacional and Bancolombia Panama, at December 31, 2005, the financial lease loan portfolio amounted to Ps 2,660,556 million, representing approximately 14% of the total loan portfolio at the end of the year. The favorable performance of the different economic sectors and the sale strategies of these entities allowed BC to achieve these position.

          - As of December 31, 2005, the aggregate outstanding principal amount of the Bank's 25 largest borrowing relationships represented approximately 10.65% of the total loan portfolio, and no single borrowing relationship represented more than 0.7% of the total loan portfolio. Approximately 17.62% of such loans are denominated in foreign currencies (U.S. dollars) 100% of these loans are corporate and, as of December 31, 2005, 92.42% of these relationships were classified as "A" loans, 3.65% as "B" and 3.93% as "D".

     MATURITY AND INTEREST RATE SENSITIVITY OF LOANS

          The following table shows the maturities of the Bank's loan portfolio:

                                                                   DUE AFTER ONE
                                                     DUE IN ONE     YEAR THROUGH    DUE AFTER
                                                    YEAR OR LESS     FIVE YEARS     FIVE YEARS       TOTAL
                                                    ------------   -------------   -----------   ------------
                                                                           (Ps million)
PESO-DENOMINATED LOANS AND FINANCIAL LEASES:
CORPORATE
   Trade financing ..............................    Ps   98,931    Ps   22,732    Ps   24,948   Ps   146,611
   Loans funded by domestic development banks ...         62,983        258,824        132,215        454,022
   Working capital loans ........................      1,389,486      2,416,948      1,381,268      5,187,702
   Credit cards .................................          5,499         33,526             69         39,094
   Overdrafts ...................................         61,827             --             --         61,827
                                                     -----------    -----------    -----------   ------------
      Total corporate ...........................      1,618,726      2,732,030      1,538,500      5,889,256
                                                     -----------    -----------    -----------   ------------
RETAIL (1)
   Credit cards .................................         74,440        442,383          5,475        522,298
   Personal loans ...............................        237,929      1,310,570          7,817      1,556,316
   Vehicle loans ................................         28,508        597,590          3,178        629,276
   Overdrafts ...................................        101,957             --             --        101,957
   Loans funded by domestic development banks ...         46,466        318,516         38,131        403,113
   Trade financing ..............................         46,051         13,454            214         59,719
   Working capital loans ........................        632,273        835,904         80,614      1,548,791
                                                     -----------    -----------    -----------   ------------
      Total retail ..............................      1,167,624      3,518,417        135,429      4,821,470
                                                     -----------    -----------    -----------   ------------
FINANCIAL LEASES ................................         99,145      1,851,422        450,152      2,400,719
MORTGAGE ........................................         15,600        154,482      1,293,317      1,463,399
                                                     -----------    -----------    -----------   ------------
      TOTAL PESO-DENOMINATED LOANS ..............    Ps2,901,095    Ps8,256,351    Ps3,417,398   Ps14,574,844
                                                     ===========    ===========    ===========   ============

                                                                   DUE AFTER ONE
                                                     DUE IN ONE     YEAR THROUGH    DUE AFTER
                                                    YEAR OR LESS     FIVE YEARS     FIVE YEARS       TOTAL
                                                    ------------   -------------   -----------   ------------
                                                                           (Ps million)
DOLLAR-DENOMINATED LOANS
CORPORATE
   Trade financing ..............................    Ps  525,015    Ps   74,650    Ps   37,618   Ps   637,283
   Loans funded by domestic development banks ...          1,639          1,891        491,107        494,637
   Working capital loans ........................      1,265,957      1,022,172        226,589      2,514,718
   Credit cards .................................            473          2,726             --          3,199
   Overdrafts ...................................            214             --             --            214
                                                     -----------    -----------    -----------   ------------
      Total corporate ...........................      1,793,298      1,101,439        755,314      3,650,051
                                                     -----------    -----------    -----------   ------------
RETAIL (1)
   Credit cards .................................         19,933         40,302             --         60,235
   Personal loans ...............................             57             56             --            113
   Vehicle loans ................................             30             20             --             50
   Overdrafts ...................................             --             --             --             --
   Loans funded by domestic development banks ...            148            152             --            301
   Trade financing ..............................         16,924             --             --         16,924
   Working capital loans ........................         38,770         25,089             --         63,859
                                                     -----------    -----------    -----------   ------------
      Total retail ..............................         75,862         65,619             --        141,482
                                                     -----------    -----------    -----------   ------------
FINANCIAL LEASES (2) ............................         50,186        158,689         50,962        259,837
MORTGAGE ........................................             --             --             39             38
                                                     -----------    -----------    -----------   ------------
   TOTAL DOLLAR-DENOMINATED LOANS ...............      1,919,346      1,325,747        806,315      4,051,408
                                                     -----------    -----------    -----------   ------------
      TOTAL LOANS ...............................    Ps4,820,441    Ps9,582,098    Ps4,223,713   Ps18,626,252
                                                     ===========    ===========    ===========   ============

----------
(1)  Includes loans to upper-income individuals and small companies.

(2) Includes financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of January 1, 2004

          As of December 31, 2005, 51.44% of BC's loan portfolio's maturities were between 1 and 5 years. As part of its credit policies, BC verifies at least annually the Maximum Lending Limits and performs financial evaluations of its customers. Additionally, all those customers with outstanding loans grater than 300 SMLV (Ps 114 million as of December 31, 2005) are rated on a half-yearly basis. This guarantees the permanent monitoring of the financial situation of BC's customers.

          The following table shows the interest rate sensitivity of the Bank's loan portfolio due after one year and within one year or less as of December 31, 2005:

                                                      AS OF DECEMBER 31,
                                                           2005 (1)
                                                         (Ps million)
                                                      ------------------
LOANS AND FINANCIAL LEASES DUE AFTER ONE YEAR:
VARIABLE RATE
   Peso-denominated................................      Ps10,697,565
   Dollar-denominated..............................         1,853,228
                                                         ------------
      Total........................................        12,550,793
                                                         ------------
FIXED RATE
   Peso-denominated................................           976,183
   Dollar-denominated..............................           278,835
                                                         ------------
      Total........................................         1,255,018
                                                         ------------

                                                      AS OF DECEMBER 31,
                                                           2005 (1)
                                                      ------------------
                                                         (Ps million)
LOANS AND FINANCIAL LEASES DUE IN ONE YEAR OR LESS:
   Peso-denominated................................         2,901,096
   Dollar-denominated..............................         1,919,345
                                                         ------------
      Total .......................................         4,820,441
                                                         ------------
         TOTAL LOANS AND FINANCIAL LEASES..........      Ps18,626,252
                                                         ============

----------
(1) Includes financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of January 1, 2004.

     LOANS BY ECONOMIC ACTIVITY

          The following table analyzes the Bank's loan portfolio for the periods indicated by the principal activity of the borrower using the Primary Standard Industrial Classification Codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

                                                                       AS OF DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
                                  2001       %        2002       %        2003       %        2004        %       2005(1)      %
                              -----------  -----  -----------  -----  -----------  -----  ------------  -----  ------------  -----
Agricultural................  Ps  136,201    2.5% Ps  135,554    2.2% Ps  183,293    2.3% Ps   480,414    4.8% Ps   844,651    4.5%
Mining products and oil.....       43,881    0.8%     103,624    1.7%      84,414    1.0%      140,137    1.4%      273,580    1.5%
Food, beverage and
   tobacco..................       68,651    1.3%     174,818    2.8%     133,859    1.7%      666,602    6.6%    1,371,696    7.4%
Chemical production.........           --    0.0%      11,453    0.1%         174    0.0%      386,434    3.9%      572,000    3.0%
Other industrial and
   manufacturing products...    1,550,141   29.0%   1,738,250   28.0%   1,929,007   24.0%    1,762,447   17.6%    2,982,246   16.0%
Government..................       91,146    1.6%     152,453    2.4%     836,832   10.4%    1,027,009   10.2%    1,226,597    6.6%
Construction................      181,788    3.4%     163,755    2.6%     180,704    2.3%      575,679    5.7%    2,980,173   16.0%
Trade and tourism...........      712,333   13.3%     816,090   13.2%     893,729   11.1%    1,760,120   17.5%    2,693,730   14.5%
Transportation and
   communications...........      302,100    5.6%     299,184    4.8%     408,285    5.1%      720,031    7.2%    1,496,371    8.0%
Public services.............      284,031    5.3%     464,054    7.5%     472,451    5.9%      469,658    4.7%      941,975    5.0%
Consumer services...........    1,619,689   30.5%   1,840,735   29.9%   2,380,162   29.6%    1,601,132   16.0%    2,134,950   11.5%
Commercial services.........      360,244    6.7%     297,345    4.8%     526,758    6.6%      445,576    4.4%    1,108,283    6.0%
                              -----------  -----  -----------  -----  -----------  -----  ------------  -----  ------------  -----
   TOTAL LOANS..............  Ps5,350,205  100.0% Ps6,197,315  100.0% Ps8,029,668  100.0% Ps10,035,239  100.0% Ps18,626,252  100.0%
                              ===========  =====  ===========  =====  ===========  =====  ============  =====  ============  =====

----------
(1) Includes financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of January 1, 2004.

          As a result of the Merger with Conavi and Corfinsura, BC's loan portfolio for 2005 posted an 85.61% growth. Upon dividing up this total among the different economic sectors, each and every one of these showed significant increases. The Construction sector is indeed a case in point, since as mentioned previously at the time of the Merger, Conavi was one of the main financial institutions in the country with regard to mortgage loans. It is also important to note how well the Colombian economy has been performing thanks to, among other factors, better conditions of law and order, as well as a better business climate driving the demand for credit in the majority of the economic sectors.

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

          In addition to an analysis of the borrower, the Bank engages in the analysis of the different economic sectors to which the Bank makes loans and has established guidelines for financial analysis of the borrower and for participation in investment projects in and outside Colombia. The Bank applies the lending limits established under Colombian law, which require that:

               - uncollateralized loans to a single customer or economic group not to exceed 10% of the Bank's (unconsolidated) Technical Capital (the Bank's largest such loan as of December 31, 2005 is for Ps209,125 million, which represents 9.61% of the Bank's (unconsolidated) Technical Capital as of that date and is current and performing in accordance with its terms);

               - collateralized loans to a single customer or economic group not to exceed 25% of the Bank's (unconsolidated) Technical Capital (the Bank's largest such loan as of December 31, 2005 is for Ps200,436 million, which represents 9.21% of the Bank's (unconsolidated) Technical Capital as of that date and is current and performing in accordance with its terms);

               - a loan to a shareholder of the Bank, with a share exceeding 20% of the Bank's Capital, may not exceed 20% of the Bank's (unconsolidated) Technical Capital (no shareholders own more than 20% of the Bank as of December 31, 2005); and

               - a loan to a financial institution may not exceed 30% of the Bank's (unconsolidated) Technical Capital (the Banks' largest such loan as of December 31, 2005 is for Ps126,221 million, which represents 5.8% of the Bank's (unconsolidated) Technical Capital as of that date and is current and performing in accordance with its terms).

          In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan, averaging in length from one to five years.

          Loan applications, depending on their amount, are presented for approval to branch managers, the zone or regional managers, the Vice Presidents, the President, the Credit Committee and the Board of Directors of BC. In general, loan application decisions are made by the Bank's management in the corresponding committee. Loan applications up to a maximum of 200 SMLV or Ps76.3 million (approximately US$ 33,403) must also be submitted for approval to the Bank's centralized credit scoring area.

          The following table sets forth the size limits for loan application approval by authorization level as established by the Board of Directors of BC:

                                                   MAXIMUM LOAN APPROVAL LIMITS (1)
                                         ---------------------------------------------------
                                            UNSECURED LOANS (2)           SECURED LOANS
                                         ------------------------   ------------------------
                                           (U.S.                      (U.S.
                                          dollar)    (Ps million)    dollar)    (Ps million)
AUTHORIZATION LEVEL:
                                         Approval limits are        Approval limits are
                                         granted by upper           granted by upper
                                         management, and the        management, and the
   Branch Managers....................   actual amounts are         actual amounts are
                                         determined bearing in      determined bearing in
                                         mind the length of the     mind the experience in
                                         experience in the post,    the post, ability to
                                         ability to identify risk   identify risk factors,
                                         factors, knowledge of      knowledge of credit
   Zone Managers......................   credit policies and        policies and
                                         regulations, as well as    regulations, as well as
                                         the sound judgment         the sound judgment
                                         exercised by each of the   exercised by each of the
                                         incumbents to whom said    incumbents to whom said
                                         powers are delegated.      powers are delegated.
                                                                    The amounts delegated
                                                                    are reduced to 60% of
                                                                    the total when there is
                                                                    no guarantee or security
                                                                    for the corresponding
                                                                    operations.

Regional Managers Corporate
   Banking............................   1,211,376       2,760      2,018,960       4,600

Middle-corporate and Personal
   Banking Regional Managers..........   1,053,370       2,400      1,755,617       4,000

Middle-corporate and Personal
   Banking Vice Presidents(3).........   5,613,588      12,790      9,356,566      21,318

Corporate Banking, Financial and
   International Vice Presidents(3)...   5,613,588      12,790      9,356,566      21,318

President.............................   5,613,588      12,790      9,356,566      21,318

                                         All loans, other than      All loans, other than
                                         those requiring the        those requiring the
                                         approval of the Board of   approval of the Board of
                                         Directors, within the      Directors, within the
Credit Committee......................   limits established by      limits established by
                                         law.                       law.

----------
(1) Approval limits are measured in nominal pesos or their equivalent in U.S. dollars.

(2)  Includes loans with a personal guarantee.

(3) This approval limit corresponds to a percentage of the Bank's technical capital. Vice Presidents approval limits are established depending on the borrower credit risk level. The amounts set in the table below are established to grant loans to borrowers with the lowest credit risk level, the approval limits decrease as the borrower credit risk level increase.

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

          The Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral. Periodically, the Bank undertakes a valuation of collateral held as security for loans. In addition, when a loan becomes 60 days past due, the loan is given to a specialized division where various steps are taken to recover the loan. The Asset Recovery Division may, acting in coordination with the Commercial area, begin a recovery process before the 60-day past due date.

          With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the Superintendency of Finance, has implemented, through the creation of regional committees and a central qualification office, a review policy providing for a biannual evaluation, during the months of May and November of all debtors whose indebtedness for the various credit facilities exceeds 300 SMLV (Ps114 million). Additionally, all the Bank's loans are evaluated monthly based on the days they are past due. When reviewing loans, BC evaluates and updates their risk classification and makes corresponding adjustment in the provision, if needed. When monitoring outstanding loans, the Bank examines current financial statements including, for material loans with a term greater than one year, current cash flow statements. The Bank centralized its credit review process through its information systems, including the necessary adjustments of credit scoring for personal lines of credit. In addition, the Bank keeps track of the loans reviewed every month and carries out a credit audit process that reviews the 200 largest debtors and randomly reviews a selection of its other debtors.

     CLASSIFICATION OF THE LOAN PORTFOLIO

          As indicated by External Circular 011 of March 2002, for purposes of classifying loans, the Bank first determines whether the loan has become due and then classifies the loan according to the number of days past due. In addition, whether or not a loan is past due, the Bank analyzes loans to determine if there are "potential weaknesses", "deficiencies" or "serious deficiencies" based on the existence and magnitude of the following factors:

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

     CREDIT CATEGORIES

          For the purpose of credit risk evaluation, application of accounting regulations, and constitution of provisions in accordance with External Circular 052, the Superintendency of Finance requires banking institutions to classify their credit portfolio into four categories: consumer loans, small business loans, mortgages and commercial loans.

               - Consumer loans are loans granted to individuals for the purpose of financing the acquisition of consumer goods or the payment of services for non-commercial or non-corporate objects.

               - Small business loans are loans granted to very small corporations with indebtedness levels with the corresponding entity not higher than 25 SMLV (Ps9.5 million) (a small corporation is every unit of economic exploitation, whether individual or corporation, in entrepreneurial, farming and livestock, industrial, commercial or utilities activities, rural or urban, with a staff no larger than 10 workers and with total assets lower than 501 SMLV (Ps191.1 million)).

               - Mortgages are loans of any amount granted to individuals to acquire new or used homes or for the construction of individual homes.

               - Commercial loans are all loans, except mortgage, consumer and small business loans, as defined above (includes ordinary, preferential and treasury loans).

          From January 1, 2004, in accordance with External Circular 040 of the Superintendency of Banking (now Superintendency of Finance), financial leases make up part of the loan portfolio and are classified according to the above categories. Nevertheless, BC has decided to present these operations as an independent line on its balance sheet, given its importance. In accordance with the foregoing, when we make reference to the loan portfolio, it should be understood to include financial leases unless we otherwise state.

          According to the classification system established by the Superintendency of Finance, in 2005, commercial loans represented 64.15% of the Bank's total loan portfolio, showing, a growth of 62.49%, with regard to 2004. As a percentage of the total loan portfolio, financial leases represented 14.28%, consumer loans represented 13.09%, mortgage loans represented 7.86% and Small Business Loans represented 0.62%.

          The following table shows the Bank's loan portfolio categorized in accordance with the regulations of the Superintendency of Finance in effect for the relevant periods:

                                                                       LOAN PORTFOLIO BY TYPE OF LOAN

                                                                              AS OF DECEMBER 31,
                                                    ---------------------------------------------------------------------
                                                      2001(2)       2002(3)         2003          2004           2005
                                                    -----------   -----------   -----------   ------------   ------------
                                                                                 (Ps million)
Commercial Loans.................................  Ps 4,354,031  Ps 5,219,460  Ps 6,624,494   Ps 7,353,956  Ps 11,949,501
Consumer Loans...................................       961,663       870,898     1,273,159      1,655,066      2,437,727
Small Business Loans.............................            --        68,863        83,854         90,000        115,031
Financial Leases(4)..............................            --            --            --        880,110      2,660,556
Mortgages(1).....................................        34,511        38,094        48,161         56,107      1,463,437
                                                   ------------  ------------  ------------   ------------  -------------
   TOTAL LOANS AND FINANCIAL LEASES..............     5,350,205     6,197,315     8,029,668     10,035,239     18,626,252
Allowance for Loans and Financial Lease Losses...       271,729       332,324       387,263        434,378        705,882
                                                   ------------  ------------  ------------   ------------  -------------
   TOTAL LOANS AND FINANCIAL LEASES, NET.........  Ps 5,078,476  Ps 5,864,991  Ps 7,642,405   Ps 9,600,861  Ps 17,920,370
                                                   ============  ============  ============   ============  =============

----------
(1) This category was established by the Superintendency of Banking (now Superintendency of Finance ) in External Circular 050 of 2001.

(2) For 2001, a different regulation was in force (External Circular 039 of 1999 and External Circular 070 of 2000) regarding the criteria for the establishment of credit categories.

(3) External Circular 050 of 2001, which was ratified by External Circular 011 of 2002, modified criteria to classify loans in commercial, consumer, small business and mortgage, establishing that the classification should be based on the loan destination and not based on the amount as it was in previous years.

(4) Includes financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of January 1, 2004.

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

LOAN TYPE              NUMBER OF MONTHS PAST DUE
---------              -------------------------
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

          The following types of loans would fall into this category:

LOAN TYPE              NUMBER OF MONTHS PAST DUE
---------              -------------------------
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

          The following types of loans would fall into this category:

LOAN TYPE              NUMBER OF MONTHS PAST DUE
---------              -------------------------
Mortgage               more than 12 and up to 18
Consumer               more than 3 and up to 6
Small business loans   more than 3 and up to 4
Commercial             more than 6 and up to 12

          Category E or "Risk of Non-Recoverability": Loans and financial leases in this category are deemed uncollectible.

          The following types of loans would fall into this category:

LOAN TYPE              NUMBER OF MONTHS PAST DUE
---------              -------------------------
Mortgage                      more than 18
Consumer                      more than 6
Small business loans          more than 4
Commercial                    more than 12

          Additionally, if a loan to a borrower is downgraded by the Bank to a classification of "B", "C", "D" or "E", all of the Bank's loans to that customer are similarly downgraded. The Superintendency of Finance may require additional allowances under certain circumstances.

          The following table presents the Bank's loan portfolio using the classification system of the Superintendency of Finance in effect at the end of each period:

                                                                   AS OF DECEMBER 31,
                          ----------------------------------------------------------------------------------------------------
                              2001       %        2002       %        2003       %       2004(1)      %        2005        %
                          -----------  -----  -----------  -----  -----------  -----  ------------  -----  ------------  -----
                                                            (Ps million, except percentages)
"A" Normal                Ps4,228,248   79.0% Ps5,115,889   82.6% Ps7,288,273   90.8% Ps 9,327,398   93.0% Ps17,359,081   93.2%
"B" Subnormal                 603,068   11.3%     479,429    7.7%     345,297    4.3%      320,959    3.2%      638,131    3.4%
"C" Deficient                 103,761    1.9%     142,782    2.3%     109,615    1.4%       93,175    0.9%      202,934    1.1%
"D" Doubtful Recovery         259,811    4.9%     180,630    2.9%     196,075    2.4%      204,344    2.0%      252,635    1.4%
"E" Unrecoverable             155,317    2.9%     278,585    4.5%      90,408    1.1%       89,363    0.9%      173,471    0.9%
                          -----------  -----  -----------  -----  -----------  -----  ------------  -----  ------------  -----
      Total loans         Ps5,350,205  100.0% Ps6,197,315  100.0% Ps8,029,668  100.0% Ps10,035,239  100.0% Ps18,626,252  100.0%
                          ===========  =====  ===========  =====  ===========  =====  ============  =====  ============  =====
Loans classified as "C",
   "D" and "E" as a
    percentage of total
    loans                         9.7%                9.7%                4.9%                 3.9%                 3.4%

----------
(1) Includes financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of January 1, 2004.

     Note: In 2000 and 2001, the Bank reported the loan portfolio classified according to the risk category considering the past due term and additional subjects such as debtor's capacity of payment, debt service, and information from external risk agencies.

          The Bank continues to accrue interest on a loan until it is considered non-performing. Once a loan is deemed non-performing, an allowance is made for 100% of the unpaid interest recorded as income, and, going forward, instead of recording interest on that loan in the consolidated statement of operations, such interest is recorded in memorandum accounts. See Notes to Consolidated Financial Statements, Note (2) Main Accounting Policies, (j) Loans and Financial Lease Operations.

          In accordance with the regulations of the Superintendency of Finance, loans are considered non-performing if an installment of principal or interest is (i) in the case of a commercial loan more than 90 days past due, (ii) in the case of a consumer loan more than 60 days past due, (iii) in the case of a small business loans more than 30 days past due or (iv) in the case of a mortgage loan more than 60 days past due.

          Additionally, beginning March 25, 2003, the Bank established as policy that any loans different from mortgage loans that are past due more than 30 days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until the customer recommences payments.

          If one installment payment is 31 or more days past the actual due date, then the entire loan is considered past due for purposes of the regulations of the Superintendency of Finance.

          The following table sets forth the breakdown of the Bank's loans at least one day past due by type of loan in accordance with the criteria of the Superintendency of Finance in effect at the end of each period:

                                                                AS OF DECEMBER 31,
                          ---------------------------------------------------------------------------------------------
                             2001       %       2002       %       2003       %      2004(3)     %     2005 (3)     %
                          ----------  -----  ----------  -----  ----------  -----  ----------  -----  ----------  -----
                                                         (Ps million, except percentages)
PERFORMING PAST DUE
   LOANS:(1)
Consumer loans past due
   from 31 to 60 days ..  Ps  19,543   24.8% Ps  17,537   38.6% Ps  24,899   57.3% Ps  21,987   38.7% Ps  34,630   19.7%
Small loans past due
   from 31 to 60
   days(4) .............          --    0.0%        777    1.7%      2,054    4.7%      1,845    3.2%         --    0.0%
Commercial loans past
    due from 31 to 90
    days ...............      59,066   74.9%     27,149   59.7%     16,518   38.0%     26,398   46.5%     46,485   26.5%
Mortgage loans past due
    from 31/60/90/120
    days(4) ............         202    0.3%         22    0.0%         --    0.0%         --    0.0%     84,156   47.9%
Financial leases past
    due from 31 to 60/90
    days (2) (3) .......          --    0.0%         --    0.0%         --    0.0%      6,593   11.6%     10,301    5.9%
                          ----------  -----  ----------  -----  ----------  -----  ----------  -----  ----------  -----
Total performing past
   due loans and
   Financial leases
      (3) ..............      78,811  100.0%     45,485  100.0%     43,471  100.0%     56,823  100.0%    175,572  100.0%
NON-PERFORMING PAST DUE
   LOANS:
Consumer loans past due
   from 61 to 180
   days ................       9,711    4.0%      8,993    8.2%     14,304   18.8%     29,120   32.9%     45,203   16.4%
Small loans past due
   31/61 to 180
   days(4) .............          --    0.0%      1,633    1.5%      3,040    4.0%      3,781    4.3%      5,979    2.1%
Consumer loans past due
   more than 180 days ..      10,019    4.1%     10,678    9.7%     10,765   14.0%     11,762   13.3%     20,918    7.6%
Commercial loans past
   due more than 90
   days ................     224,024   91.8%     88,217   80.5%     48,069   63.2%     40,171   45.4%    114,496   41.5%
Mortgage loans past due
   more than 61/91/121
   days(4) .............         138    0.1%        138    0.1%          4    0.0%         37    0.0%     77,394   28.1%
Financial leases past
   due more than 61/91
   days (3) ............          --    0.0%         --    0.0%         --    0.0%      3,580    4.1%     11,874    4.3%
                          ----------  -----  ----------  -----  ----------  -----  ----------  -----  ----------  -----
Total non-performing
   past due loans and
   Financial leases
   (3) .................     243,892  100.0%    109,659  100.0%     76,182  100.0%     88,451  100.0%    275,864  100.0%
Total past due loans and
    Financial leases
    (3) ................  Ps 322,703         Ps 155,144         Ps 119,653         Ps 145,274         Ps 451,436
                          ----------  -----  ----------  -----  ----------  -----  ----------  -----  ----------  -----
Total non-performing
   past due loans and
   Financial leases
   (3) .................     243,892            109,659             76,182             88,451            275,864
Allowance for loan and
    financial leases
    losses (3) .........    (271,729)          (332,324)          (387,263)          (434,378)          (705,882)
Foreclosed assets ......     163,000            153,873            162,766            153,071            236,536
Allowance for estimated
   losses on foreclosed
   assets ..............    (105,988)          (107,871)          (135,090)          (140,865)          (205,176)
Other accounts
   receivable more than
   180 days past due ...      17,875              8,655             25,848              5,813             28,980
Allowance for accounts
   receivable and
   accrued interest
   losses ..............     (42,707)           (24,891)           (26,182)           (18,807)           (40,727)
                          ----------         ----------         ----------         ----------         ----------
Total non-performing
   assets, net .........  Ps   4,343         Ps(192,899)        Ps(283,739)        Ps(346,715)        Ps(410,405)
                          ----------         ----------         ----------         ----------         ----------
Loans at least one day
   past due as a
   percentage of total
   loans (3) ...........                6.0%               2.5%               1.5%               1.5%               2.5%
Allowance for loan
   losses as a
   percentage of loans
   at least one day past
   due (3) .............               84.2%             214.2%             323.7%             299.0%             156.4%
Allowance for loan
   losses as a
   percentage of loans
   classified as "C",
   "D" and "E" (3) .....               52.4%              55.2%              97.8%             112.3%             112.2%
Percentage of performing
   loans to total loans
   (3) .................               95.5%              98.2%              99.1%              99.1%              98.5%

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

(3) Includes financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance )and effective as of January 1, 2004.

(4) From January 1, 2005, External Circular 052 of 2004 of the Superintendency of Banking (now Superintendency of Finance) modified the classification between performing and non - performing loans. According to the new regulation mortgage and small business loans classified as non performing when are past due more than 60 and 30 days, respectively.

          The following table analyzes the quality of the Bank's loan portfolio using the classification system of the Superintendency of Finance in effect at the end of each period:

                                                                      AS OF DECEMBER 31,
                                                   -------------------------------------------------------
                                                     2001        2002         2003     2004(1)      2005
                                                   --------   ----------   ---------  ---------  ---------
                                                               (Ps million, except percentages)
Loans secured by real guarantees as a percentage
   of total loans ...............................      44.8%       37.5%        32.9%      40.1%      44.3%
Loans classified as "A" as a percentage of total
   loans ........................................      79.0%       82.6%        90.8%      92.9%      93.2%
Loans classified as "B" as a percentage of total
   loans ........................................      11.3%        7.7%         4.3%       3.2%       3.4%
Loans classified as "C", "D" and "E" as a
   percentage of total loan .....................       9.7%        9.7%         4.9%       3.9%       3.4%
Total allowance for loan losses as a percentage
   of non-performing loans ......................     111.4%      303.1%       508.3%     491.1%     255.9%
Total allowance for loan losses as a percentage
   of loan classified as "C", "D" and "E" .......      52.4%       55.2%        97.8%     112.3%     112.2%
Non-performing loans as a percentage of total
   loans ........................................       4.6%        1.8%         0.9%       0.9%       1.5%
Loans and financial leases classified as "C", "D"
   and "E" ......................................  Ps518,889  Ps601,997    Ps396,098  Ps386,882  Ps629,040
      TOTAL NON-PERFORMING LOANS ................  Ps243,892  Ps109,659    Ps 76,182  Ps 88,451  Ps275,864

----------
(1) Includes financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of January 1, 2004.

          The following table shows BC's past due loan portfolio by type of loan:

                                                             AS OF DECEMBER 31,
                          ----------------------------------------------------------------------------------------
                             2001      %       2002      %       2003      %       2004      %       2005       %
                          ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  -----
                                                      (Ps million, except percentages)
CORPORATE
Trade financing ........  Ps  5,398    1.6% Ps    143    0.0% Ps  2,841    2.3% Ps  3,862    2.7% Ps  9,728    2.2%
Loans funded by domestic
   development banks ...      7,950    2.5      1,360    0.9      1,149    1.0      1,705    1.2      7,463    1.7
Working capital loans ..    210,281   65.2     75,333   48.6     30,706   25.7     21,211   14.6     55,354   12.3
Credit cards ...........        103    0.0         90    0.1        136    0.1      1,273    0.9      1,616    0.4
Overdrafts .............      1,583    0.5         --    0.0      1,032    0.9      1,668    1.1      4,177    0.9
Other ..................         --    0.0         --    0.0         --    0.0         --    0.0         --    0.0
                          ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  -----
   Total corporate .....    225,315   69.8%    76,926   49.6%    35,864   30.0%    29,719   20.5%    78,338   17.4%
RETAIL (1)
Credit cards ...........     10,606    3.3     14,930    9.6     12,204   10.2     13,785    9.5     25,967    5.8
Personal loans .........     17,442    5.4     25,516   16.4     32,876   27.5     43,945   30.2     63,008   14.0
Vehicle loans ..........        323    0.1        534    0.3      6,453    5.4      9,697    6.7     23,829    5.3
Overdrafts .............      8,491    2.6         --    0.0      7,967    6.6      8,637    5.9     10,234    2.3
Loans funded by domestic
   development banks ...      6,843    2.1      3,840    2.5      5,299    4.4      6,382    4.4      8,391    1.9
Trade financing ........      1,841    0.6        890    0.6        355    0.3        156    0.1        658    0.1
Working capital loans ..     50,563   15.7     31,644   20.4     18,084   15.1     22,743   15.7     41,000    9.1
                          ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  -----
   Total retail ........     96,109   29.8%    77,354   49.8%    83,238   69.5%   105,345   72.5%   173,087   38.3%
FINANCIAL LEASES (2) ...         --    0.0%        --    0.0%        --    0.0%    10,173    7.0%    22,175    4.9%
MORTGAGE ...............      1,279    0.4%       864    0.6%       551    0.5%        37    0.0%   177,836   39.4%
                          ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  -----
   TOTAL PAST DUE
      LOANS ............  Ps322,703  100.0% Ps155,144  100.0% Ps119,653  100.0% Ps145,274  100.0% Ps451,436  100.0%
                          =========  =====  =========  =====  =========  =====  =========  =====  =========  =====

----------
(1)  Includes loans to upper-income individuals and small companies.

(2) Includes financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of January 1, 2005.

          The total amount of past due loans increased 211% from Ps 145,274 million in 2004 to Ps 451,436 million in 2005. This increase is mostly explained by the Merger in general and by the incorporation of Conavi's mortgage loan portfolio, specifically, since in historical terms mortgage loans presented past due levels that were much higher than the other segments of the Colombian finance sector. As previously mentioned, this segment considerably increased its share of the Bank's overall portfolio as a result of the Merger with Conavi. The percentage of past due loans as a percentage of the Bank's total portfolio went from 1.45% in 2004 to 2.42% in 2005.

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

          The following table presents information with respect to the Bank's loan portfolio at least 31 days past due based on the nature of the collateral for the loan:

                                                                   AS OF DECEMBER 31,
                          ----------------------------------------------------------------------------------------------------
                              2001       %        2002       %        2003       %        2004        %        2005        %
                          -----------  -----  -----------  -----  -----------  -----  ------------  -----  ------------  -----
                                                                    (Ps million, except percentages)
SECURED
Current                   Ps2,203,986   41.2% Ps2,261,968   36.5% Ps2,596,226   32.3% Ps 3,950,303   39.4% Ps 7,947,554   42.7%
Past due loans from 31
   to 60 days
   (consumer) ..........           --    0.0        3,686    0.1        5,690    0.1         7,027    0.1         8,946    0.0
Past due financial
   leases from 31 to 60
   days (consumer)
   (2) .................           --    0.0           --    0.0           --    0.0            79    0.0           534    0.0
Past due loans from 61
   to 90 days
   (consumer) ..........        4,009    0.1           --    0.0        2,020    0.0         3,441    0.0         4,336    0.0
Past due financial
   leases from 61 to 90
   days (consumer)
   (2) .................           --    0.0           --    0.0           --    0.0            78    0.0           134    0.0
Past due loans from 31
   to 60 days (small
   loans) ..............           --    0.0          246    0.0          466    0.0           665    0.0           712    0.0
Past due loans from 61
   to 90 days (small
   loans) ..............           --    0.0           89    0.0          315    0.1           411    0.0           445    0.0
Past due loans from 31
   to 90/120 days
   (mortgage) ..........          202    0.0           22    0.0           --    0.0            --    0.0       131,268    0.7
Past due loans from 91
   to 180 days
   (consumer) ..........        1,823    0.0        1,881    0.0        2,995    0.1         6,074    0.1         5,380    0.0
Past due financial
   leases from 91 to 180
   days (consumer)
   (2) .................           --    0.0           --    0.0           --    0.0            83    0.0           344    0.0
Past due loans from 91
   to 180 days (small
   loans) ..............           --    0.0          415    0.0          476    0.0           926    0.0         1,130    0.0
Past due loans from
   91/121 to 180 days
   (mortgage) ..........           --    0.0           --    0.0            4    0.0            --    0.0        13,631    0.1
Past due loans from 31
   to 90 days
   (commercial) ........       51,414    1.0        9,617    0.2       10,935    0.1        16,295    0.2        30,193    0.2
Past due financial
   leases from 31 to 90
   days (commercial)
   (2) .................           --    0.0           --    0.0           --    0.0         6,514    0.1         9,767    0.1
Past due loans from 181
   days to 360 days
   (consumer) ..........        2,835    0.1           --    0.0        2,589    0.0         3,348    0.0         4,487    0.0
Past due financial
   leases from 181 to
   360 days (consumer)
   (2) .................           --    0.0           --    0.0           --    0.0            76    0.0           149    0.0
Past due loans from 181
   to 360 days (small
   loans) ..............           --    0.0           --    0.0           --    0.0            --    0.0            --    0.0
Past due loans from 181
   days to 360 days
   (mortgage) ..........          138    0.0          138    0.0           --    0.0            37    0.0        16,651    0.1
Past due loans from 91
   to 180 days
   (commercial) ........       35,933    0.7        8,736    0.1        5,751    0.1         8,730    0.1        14,306    0.1
Past due financial
   leases from 91 to 180
   days (commercial)
   (2) .................           --    0.0           --    0.0           --    0.0         1,845    0.0         4,900    0.0
Past due loans from 121
   to 360 days
   (commercial) ........       47,628    0.9       10,452    0.2        8,995    0.1         6,156    0.1        17,938    0.1
Past due financial
   leases from 121 to
   360 days (commercial)
   (2) .................           --    0.0           --    0.0           --    0.0           924    0.0         3,304    0.0
Past due loans more than
   360 days ............       50,554    0.9       29,501    0.5       17,217    0.2         9,661    0.1        24,636    0.1
Past due financial
   leases more than 360
   days (2) ............           --    0.0           --    0.0           --    0.0           573    0.0         3,043    0.0
                          -----------  -----  -----------  -----  -----------  -----  ------------  -----  ------------  -----
TOTAL ..................  Ps2,398,522   44.9% Ps2,326,751   37.6% Ps2,653,679   33.1% Ps 4,023,246   40.2% Ps 8,243,788   44.2%
                          ===========  =====  ===========  =====  ===========  =====  ============  =====  ============  =====

UNSECURED(1)
Current ................  Ps2,823,516   52.8% Ps3,780,203   61.0% Ps5,313,789   66.2% Ps 5,939,662   59.2% Ps10,227,262   55.0%
Past due loans from 31
   to 60 days
   (consumer) ..........       15,534    0.3       13,851    0.2       19,209    0.2        14,960    0.1        25,684    0.1
Past due loans from 61
   to 90 days
   (consumer) ..........           --    0.0           --    0.0           --    0.0         7,115    0.1        13,678    0.1
Past due loans  from 31
   to 60 days (small
   loans) ..............           --    0.0          531    0.0        1,588    0.0         1,180    0.0           923    0.0
Past due  loans from 61
   to 90 days (small
   loans) ..............           --    0.0          308    0.0          793    0.0           557    0.0           664    0.0

                                                                   AS OF DECEMBER 31,
                          ----------------------------------------------------------------------------------------------------
                              2001       %        2002       %        2003       %        2004        %        2005        %
                          -----------  -----  -----------  -----  -----------  -----  ------------  -----  ------------  -----
                                                                    (Ps million, except percentages)
Past due loans from 91
   to 180 days
   (consumer) ..........        7,888    0.1        7,112    0.1        9,289    0.1        12,490    0.1        21,809    0.1%
Past due loans from 91
   to 180 days (small
   loans) ..............           --    0.0          821    0.0        1,456    0.0         1,887    0.0         2,105    0.0
Past due loans from 31
   to 90 days
   (commercial) ........        7,652    0.1       17,532    0.3        5,583    0.1        10,103    0.1        16,292    0.1
Past due loans from 181
   days to 360 days
   (consumer) ..........        7,184    0.1       10,678    0.2        8,176    0.1         8,414    0.1        16,431    0.1
Past due loans from 91
   to 180 days
   (commercial) ........        3,493    0.1        9,358    0.2        2,980    0.0         3,980    0.0        27,230    0.1
Past due loans from 121
   to 360 days
   (commercial) ........       34,077    0.6        9,192    0.1        8,889    0.1         6,863    0.1        19,017    0.1
Past due loans more than
   360 days                    52,339    1.0       20,978    0.3        4,237    0.1         4,782    0.0        11,369    0.1
                          -----------  -----  -----------  -----  -----------  -----  ------------  -----  ------------  -----
TOTAL ..................  Ps2,951,683   55.1% Ps3,870,564   62.4% Ps5,375,989   66.9% Ps 6,011,993   59.8% Ps10,382,464   55.8%
                          ===========  =====  ===========  =====  ===========  =====  ============  =====  ============  =====

TOTAL CURRENT LOANS AND
   FINANCIAL LEASES
   (2) .................  Ps5,027,502   94.0% Ps6,042,171   97.5% Ps7,910,015   98.5% Ps 9,889,965   98.6% Ps18,174,816   97.7%
Past due loans from 31
   to 60 days
   (consumer) ..........       15,534    0.4       17,537    0.3       24,899    0.3        21,987    0.2        34,630    0.2
Past due financial
   leases from 31 to 60
   days (consumer)
   (2) .................           --    0.0           --    0.0           --    0.0            79    0.0           534    0.0
Past due loans from 61
   to 90 days
   (consumer) ..........        4,009    0.0           --    0.0        2,020    0.0        10,556    0.1        18,014    0.1
Past due financial
   leases from 61 to 90
   days (consumer)
   (2) .................           --    0.0           --    0.0           --    0.0            78    0.0           134    0.0
Past due loans from 31
   to 60 days (small
   loans) ..............           --    0.0          777    0.0        2,054    0.0         1,845    0.0         1,635    0.0
Past due loans from 61
   to 90 days (small
   loans) ..............           --    0.0          397    0.0        1,108    0.0           968    0.0         1,109    0.0
Past due loans from 31
   to 90/120 days
   (mortgage) ..........          202    0.0           22    0.0           --    0.0            --    0.0       131,268    0.7
Past due loans from 31
   to 90 days
   (commercial) ........       59,066    1.1       27,149    0.4       16,518    0.2        26,398    0.3        46,485    0.2
Past due financial
   leases from 31 to 90
   days (commercial)
   (2) .................           --    0.0           --    0.0           --    0.0         6,514    0.1         9,767    0.1
Past due loans from 91
   to 180 days
   (consumer) ..........        9,711    0.2        8,993    0.1       12,284    0.2        18,564    0.2        27,189    0.1
Past due financial
   leases from  91 to
   180 days (consumer)
   (2) .................           --    0.0           --    0.0           --    0.0            83    0.0           344    0.0
Past due loans from 91
   to 180 days (small
   business loans) .....           --    0.0        1,236    0.0        1,932    0.0         2,813    0.0         3,235    0.0
Past due loans from
   91/121 to 180 days
   (mortgage) ..........           --    0.0           --    0.0            4    0.0            --    0.0        13,631    0.1
Past due loans from 91
   to 180 days
   (commercial) ........       39,426    0.7       18,094    0.3        8,731    0.1        12,710    0.1        41,536    0.2
Past due financial
   leases from 91 to 180
   days (commercial)
   (2) .................           --    0.0           --    0.0           --    0.0         1,845    0.0         4,900    0.0
Past due loans from 121
   to 360 days
   (commercial) ........       81,705    1.5       19,644    0.3       17,884    0.2        13,019    0.2        36,955    0.2
Past due financial
   leases from 121 to
   360 days (commercial)
   (2) .................           --    0.0           --    0.0           --    0.0           924    0.0         3,304    0.0
Past due loans from 181
   days to 360 days
   (consumer) ..........       10,019    0.2       10,678    0.2       10,765    0.1        11,762    0.1        20,918    0.1
Past due financial
   leases from 181 to
   360 days (consumer)
   (2) .................           --    0.0           --    0.0           --    0.0            76    0.0           149    0.0
Past due loans from 181
   days to 360 days
   (mortgage) ..........          138    0.0          138    0.0           --    0.0            37    0.0        16,651    0.1
Total past due loans
   more than 360 days ..      102,893    1.9       50,479    0.9       21,454    0.4        14,443    0.1        36,005    0.2
Total past due financial
   leases more than 360
   days (2) ............           --    0.0           --    0.0           --    0.0           573    0.0         3,043    0.0
   TOTAL PAST DUE LOANS
      AND FINANCIAL
      LEASES (2) .......      322,703    6.0      155,144    2.5      119,653    1.5       145,274    1.4       451,436    2.3
                          -----------  -----  -----------  -----  -----------  -----  ------------  -----  ------------  -----
Total gross loans and
   financial leases
   (2) .................    5,350,205  100.0    6,197,315  100.0    8,029,668  100.0    10,035,239  100.0    18,626,252    100
Allowance for loan and
   financial lease
   losses (2) ..........     (271,729)  (5.1)    (332,324)  (5.4)    (387,263)  (4.8)     (434,378)  (4.3)     (705,882)  (3.8)
                          -----------  -----  -----------  -----  -----------  -----  ------------  -----  ------------  -----
   TOTAL LOANS AND
      FINANCIAL LEASES,
      NET (2) ..........  Ps5,078,476   94.9% Ps5,864,991   94.6% Ps7,642,405   95.2% Ps 9,600,861   95.7% Ps17,920,370   96.2%
                          ===========  =====  ===========  =====  ===========  =====  ============  =====  ============  =====

----------
(1)  Includes loans with personal guarantees.

(2) Includes financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of January 1, 2004.

          NON-PERFORMING, PAST DUE AND RESTRUCTURED LOANS

          The following table presents a summary of loans accounted for on a non-performing basis and restructured loans with respect to the Bank's loan portfolio:

                                                   AS OF DECEMBER 31,
                               ---------------------------------------------------------
                                  2001        2002        2003        2004        2005
                               ---------   ---------   ---------   ---------   ---------
                                            (Ps million, except percentages)
Non-performing loans........   Ps243,892   Ps109,659   Ps 76,182   Ps 88,451   Ps275,864
Restructured loans, net.....   Ps738,974   Ps679,885   Ps583,056   Ps455,802   Ps460,183

          As of December 31, 2001, 2002, 2003, 2004 and 2005, BC didn't have performing loans which were contractually past due 90 days or more.

E.4. SUMMARY OF LOAN LOSS EXPERIENCE

     ALLOWANCE FOR LOAN LOSSES

          The Bank complies with Colombian regulations regarding allowances for loan losses by setting aside specific allowances on past due performing and non-performing loans based on the length of time such loans have been past due. The Superintendency of Banking (now Superintendency of Finance), through External Circular 044 of July 23, 1999, tightened loan allowance rules for Colombian banks. In addition, banks started to accumulate a general allowance, which should amount to 1% of the total loans within three years starting July 31, 1999. The regulations contained in External Circular No. 070 dated October 5, 2000 ratified this general 1% provision and eliminated the risk coefficient and the obligation to make additional provision for this item. The regulations of the Superintendency of Finance required the Bank to review commercial loans every six months, and consumer and mortgage loans at least monthly. The current regulation contained in External Circular 011 of March, 2002, requires that all debtors whose indebtedness for the different categories of credit exceeds 300 SMLV (Ps 122.4 million for 2005), be evaluated twice a year. Additionally, the regulation requires that all loans be evaluated every month on their past due days basis.

          The Bank establishes its loan allowances by classifying its loan portfolio according to the loan classification system determined by the Superintendency of Finance and by applying to each such classification the applicable allowance percentage formula, also as specified by the Superintendency of Finance. The Bank believes that its application of the loan classification system and allowance formula results in the establishment of allowances that are reasonable and adequate for the credit risk associated with BC's loan portfolio. Every six months, the Bank evaluates all debtors whose indebtedness for the various credit facilities exceeds 300 SMLV (Ps 122.4 million); additionally, these credits, and those which do not meet this condition, are evaluated monthly based on the days they are past due. In addition, through the Bank's Vice President for Risk Management office, the Bank performs an ongoing review of the loan portfolio from time to time to adjust its allowances for loan losses as necessary.

          Guidelines for the establishment of the allowance for loan losses by Colombian credit institutions, including commercial banks, are set by the Superintendency of Finance.

          The following table shows the allowance for loan losses required to be taken, expressed as a percentage of the value of the loan to the extent not covered by collateral applicable until November 30, 2005 (including principal, interest and commissions and fees) for commercial, small business, consumer and mortgage loans classified as follows:

"A"   "B"   "C"   "D"   "E"
---   ---   ---   ---   ---
 0%    1%   20%   50%   100%

          External Circular 004 issued by Superintendency of Finance on December 29, 2005 amended these allowance percentages for loans classified in risk categories "A" and "B". This new regulation has been in force since December 1, 2005.

          For mortgage loans, the new allowance percentages are as follows:

                             "A"   "B"   "C"   "D"   "E"
                             ---   ---   ---   ---   ---
On Guaranteed Portion         1%   3.2%   10%   20%   30%
On Non- Guaranteed Portion    1%   100%  100%  100%  100%

          In the case of commercial, small business and consumer loans, the corresponding allowance percentages are as follows:

"A"   "B"   "C"   "D"   "E"
---   ---   ---   ---   ---
 1%   3.2%  20%   50%   100%

          The Superintendency of Finance established a period of 19 months since December 2005 to adjust the allowance using a installment methodology.

          This amendment intends to adjust the total allowance for loans and financial lease losses in accordance with the Reference Model for Commercial Loans - credit risk management system. Additionally this regulation was established considering the specific dynamics of the different loan categories.

          The Bank allocates the allowance for loan losses on the basis of whether the loans are secured and, among those secured loans, whether such security is collateralized or personal guaranteed. The largest amount of allowances is allocated to consumer, commercial and small business loans that are secured by personal guarantees or unsecured. The allowance for loan losses is calculated including the value of the underlying security. External Circular 011 of March, 2002, issued by the Superintendency of Banking (now Superintendency of Finance), establishes that for allowances on loans, the security that guarantees the loan will only support the principal of the loan. Consequently, allowances are calculated in accordance with the loan classification system's percentage, which is applied to the difference between the amount outstanding and 70% of the value of the security supporting the loan. In addition, for establishing provisions, the percentages of the total amount of such guarantee must be taken into consideration, as follows:

          For mortgage-backed guarantees:

TIME ELAPSED BETWEEN THE DATE OF DEFAULT AND
THE DATE OF NON-REALIZATION OF THE GUARANTEE   PERCENTAGE
--------------------------------------------   ----------
0 to 18 Months                                     70%
Over 18 Up to 24 Months                            50%
Over 24 Up to 30 Months                            30%
Over 30 Up to 36 Months                            15%
Over 36 Months                                      0%

          For guarantees not backed by mortgages:

TIME ELAPSED BETWEEN THE DATE OF DEFAULT AND
THE DATE OF NON-REALIZATION OF THE GUARANTEE   PERCENTAGE
--------------------------------------------   ----------
0 to 12 Months                                     70%
Over 12 Up to 24 Months                            50%
Over 24 Months                                      0%

          However, External Circular 004 establishes that the increases in the individual allowances for loans in Categories A and B (1% in Category A and 2.2% in Category B) must be calculated on the total amount of the unpaid balance and not on the difference between said amount and the value of the guarantees.

          There are special requirements for the allowance needed for loan losses in respect of loans of borrowers involved in proceedings with their creditors. The Bank may make additional allowances not required by the regulations of the Superintendency of Finance when, in its judgment, an additional allowance is guaranteed for restructured loans with wide maturities secured by guaranties that could prove difficult to sell. Through the office of the Bank's Vice President for Risk Management, the Bank undertakes a monthly review of its past due and non-performing loan portfolio.

          Additionally, on July 26, 2004, the Bank established an internal policy to increase allowances for small business and consumer loans. The following table shows the allowance required to be taken, expressed as a percentage of the value of the loan to the extent not covered by collateral (including principal, interest and commissions and fees):

                                 SMALL
CLASSIFICATION   CONSUMER   BUSINESS LOANS
--------------   --------   --------------
       A             0%            0%
       B            30%           30%
       C            50%           60%
       D           100%          100%
       E           100%          100%

          The following table sets forth the activity in the allowance for loan and financial lease losses:

                                                                 YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------------
                                                  2001        2002        2003         2004        2005
                                               ---------   ---------   ----------   ---------   ----------
                                                                       (Ps million)
Balance at beginning of period..............   Ps285,565   Ps271,729   Ps 332,324   Ps387,263   Ps 434,378
Balance at beginning of period (Conavi,
   Corfinsura and subsidiaries).............          --          --           --          --      236,013
Balance at beginning of period
   (Sufinanciamiento).......................          --          --       11,854          --           --
Allowance for financial leasing
   reclassification (4).....................          --          --           --       7,002           --
Provisions for loan losses..................      86,793     143,361      286,170     186,480      374,744
Charge-offs.................................     (83,586)    (71,592)    (112,393)    (55,032)    (115,455)
Effect of difference in exchange rate (3)...          --      10,366         (284)    (12,751)      (3,955)
Reclassification-Securitization.............          --          --           --          --      (11,947)
Recoveries                                       (17,043)    (21,540)    (130,408)    (78,584)    (207,896)
                                               ---------   ---------   ----------   ---------   ----------
    BALANCE AT END OF YEAR(1)(2)............   Ps271,729   Ps332,324   Ps 387,263   Ps434,378   Ps 705,882
                                               =========   =========   ==========   =========   ==========

----------
(1) The provision for past due accrued interest receivable, which is not included in this item, amounted to Ps 4,965 million, Ps 4,518 million, Ps 5,316 million, Ps 4,483 million and Ps 12,379 million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 respectively.

(2) The allowance past due accrued interest receivable, which is not included in this item, amounted to Ps 27,011 million, Ps 15,074 million, Ps 5,170 million, Ps 4,603 million and Ps 8,655 million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 respectively,

(3) For year 2001, the effect of difference in exchange interest rate was included as a part of recoveries.

(4) Includes allowance for financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of January 1, 2004.

          The following table shows the allocation of the Bank's allowance for loan and financial lease losses by type of loan using the classification of the Superintendency of Banking (now Superintendency of Finance):

                                                                   AS OF DECEMBER 31,
                                               ---------------------------------------------------------
                                                  2001        2002        2003      2004(2)       2005
                                               ---------   ---------   ---------   ---------   ---------
                                                                      (Ps million)
Commercial loans............................   Ps178,471   Ps243,835   Ps276,285   Ps271,296   Ps387,473
Consumer loans..............................      46,723      22,668      27,429      49,350      88,052
Small business loans........................          --       1,260       2,082       4,271       4,679
Financial leases............................          --          --          --       6,529      16,342
Mortgage....................................       1,116         849         440          37      22,747
General(1)..................................      45,419      63,712      81,027     102,895     186,589
                                               ---------   ---------   ---------   ---------   ---------
   TOTAL ALLOWANCE FOR LOAN LOSSES..........   Ps271,729   Ps332,324   Ps387,263   Ps434,378   Ps705,882
                                               =========   =========   =========   =========   =========

----------
(1) This is a provision established in 1999 by Circular 044 issued by the Superintendency of Banking (now Superintendency of Finance).

(2) Includes financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as January 1, 2004.

          The following table shows the allocation of the Bank's allowance for loan and financial lease losses by type of loan:

                                                                      AS OF DECEMBER 31,
                              -------------------------------------------------------------------------------------------------
                                 2001       %        2002       %        2003       %        2004       %        2005       %
                              ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----
                                                               (Ps million, except percentages)
CORPORATE
Trade financing............   Ps    491     0.2%  Ps  3,073     0.9%  Ps    217     0.1%  Ps  3,496     0.8%  Ps 23,598     3.3%
Loans funded by domestic
   development banks.......         845     0.3         812     0.2      57,745    14.9      10,057     2.3      20,886     3.0
Working capital loans......     177,135    65.2     212,108    63.8     202,403    52.3     243,862    56.2     315,725    44.7
Credit cards...............          --     0.0         107     0.0          34     0.0         971     0.2       1,435     0.2
Overdrafts.................          --     0.0       1,313     0.4         370     0.1         919     0.2       1,781     0.3
                              ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----
   Total corporate.........     178,471    65.7     217,413    65.3     260,769    67.4     259,305    59.7     363,425    51.5
                              ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----

                                                                      AS OF DECEMBER 31,
                              -------------------------------------------------------------------------------------------------
                                 2001       %        2002       %        2003       %        2004       %        2005       %
                              ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----
                                                               (Ps million, except percentages)
RETAIL (1)
Credit cards...............       5,823     2.1       9,568     2.9       6,452     1.7      11,965     2.8      21,815     3.1
Personal loans.............       5,947     2.2       9,816     3.0      15,687     4.1      27,718     6.4      45,955     6.5
Vehicle loans..............          99     0.0          77     0.0       8,550     2.2       6,121     1.4      13,837     2.0
Overdrafts.................       2,727     1.0       3,318     1.0       1,908     0.5       2,791     0.6       4,186     0.6
Loans funded by domestic
   development banks.......         851     0.3       1,507     0.5         642     0.2       1,770     0.4       3,970     0.6
Trade financing............         349     0.1         792     0.2         119     0.0          59     0.0         430     0.1
Working capital loans......      30,927    11.3      25,272     7.6      11,669     2.9      15,188     3.6      26,586     3.8
                              ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----
   Total retail............      46,723    17.2      50,350    15.2      45,027    11.6      65,612    15.2     116,779    16.7
                              ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----
FINANCIAL LEASES(3)........          --     0.0          --     0.0          --     0.0       6,529     1.4      16,342     2.3
MORTGAGE...................       1,116     0.4         849     0.3         440     0.1          37     0.0      22.747     3.2
GENERAL(2).................      45,419    16.7      63,712    19.2      81,027    20.9     102,895    23.7     186,589    26.3
                               ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----
   TOTAL ALLOWANCE FOR
      LOAN AND FINANCIAL
      LEASE LOSSES.........   Ps271,729   100.0%  Ps332,324   100.0%  Ps387,263   100.0%  Ps434,378   100.0%  Ps705,882   100.0%
                              =========   =====   =========   =====   =========   =====   =========   =====   =========   =====

----------
(1) Includes allowances for loans to upper-income individuals and small companies.

(2) This is a provision established in 1999 by Circular 044 issued by the Superintendency of Banking (now Superintendency of Finance).

(3) At December 31, 2004 allowance for financial leases is included in the allowance for loans.

          At December 31, 2005, the allowance for loan and financial lease losses increased 62.5% from Ps 434,378 million at December 31, 2004 to Ps 705,882 million. This increase is partly explained by the Merger and additionally by the increase in the individual allowance percentages for loans classified in "A" and "B", as established by the Superintendency of Finance in External Circular 004 of 2005.

          As of December 31, 2004, the allowance for loan and financial lease losses increased 12.2% from Ps 387,263 million at December 31, 2003, to Ps 434,378 million at December 31, 2004, due primarily to an increase in general allowances and working capital loans.

          As of December 31, 2005, the breakdown per type of loan in the total allowance is as follows: Corporate loans 51.5%, retail loans 16.5%, finance leases 2.3% and mortgage loans 3.2%. Allowance/past due loans ratio was 156%.

     NEW PROVISION SYSTEM (OR CREDIT RISK MANAGEMENT SYSTEM - "SARC")

          Through External Circular 011 of March 5, 2002, which modifies Chapter II of External Circular 100 of 1995 (Basic and Accounting Circular), regarding management of credit risk, the Superintendency of Banking (now Superintendency of Finance) requires entities subject to its supervision to develop a credit risk management system ("Sistema de Administracion de Riesgo Crediticio" - "SARC"). As a consequence, the Bank must establish strategies, policies, methodologies, processes and structures to evaluate, rate, monitor, and control its credit risks.

          SARC requires that the entities under the supervision of the Superintendency of Finance permanently evaluate the credit risk and the paying capacity of each debtor, and to this end, they must internally define a methodology which will take into account at least the following:

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

          The allowances for loans must be based on the estimate of the expected losses and a general allowance of 1% on the total gross portfolio is maintained.

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

                         EXPECTED LOSS = PD X EAD X LGD

          Where:

          PD  = Probability of default
          EAD = Exposure at the time of default
          LGD = Loss if default occurs

          The Bank has adequately fulfilled each one of the phases established by the Superintendency of Finance and, through December 31, 2005, continues with the parallel provision system. During 2006, the entity will continue making the necessary adjustments to comply with the general guidelines and deadlines as established by said Superintendency in periodic External Circulars.

     CHARGE-OFFS

          The following table shows the allocation of the Bank's charge-offs by type of loan as of December 31, 2001, 2002, 2003, 2004 and 2005:

                                                                YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------------
                                                  2001       2002        2003       2004        2005
                                                --------   --------   ---------   --------   ---------
                                                                     (Ps million)
Trade financing..............................   Ps    --   Ps24,470   Ps    546   Ps   100   Ps    630
Loans funded by domestic development banks...         --         --       1,760      2,832       4,573
Working capital loans........................     49,460     36,022      72,298     15,350      18,190
Credit cards ................................         --        517      10,035      9,015      14,960
Personal loans ..............................     17,338      9,140      19,475     20,251      37,775
Vehicle loans ...............................        506         35       1,419      1,981       2,508
Overdrafts ..................................     13,902      1,086       6,394      3,981       3,808
Mortgage & other.............................      2,380        322         466        385      31,742
Financial leases (1) ........................         --         --          --      1,137       1,269
                                                --------   --------   ---------   --------   ---------
   TOTAL CHARGE-OFFS.........................   Ps83,586   Ps71,592   Ps112,393   Ps55,032   Ps115,455
                                                ========   ========   =========   ========   =========

----------
(1) In October 23, 2003, the Superintendency of Banking (now Superintendency of Finance) through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004 it is accounted for as loan portfolio.

          The ratio of charge-offs to average outstanding loans for years ended December 31, 2001, 2002, 2003, 2004 and 2005:

                                                            YEAR ENDED DECEMBER 31,
                                                       --------------------------------
                                                       2001   2002   2003   2004   2005
                                                       ----   ----   ----   ----   ----
Ratio of charge-offs to average outstanding loans...   1.69%  1.31%  1.61%  0.62%  0.66%

          The Bank has a policy of actively pursuing the collection of charged-off balances. In practice, the manager of the branch where the loan was made and the attorney handle the collection process until a final judgment is obtained. In addition, non-payment by the debtor is reported to the Banking Association of Colombia credit risk center where the creditor's name and the outstanding debt is registered. In the process of credit analysis every Colombian financial institution consults this credit risk center.

          Charge-offs are only made after the manager of the branch and the attorney handling the case have exhausted all means to secure payment of the judgment against any known assets of the borrower and the charge-off has been approved by the Board of Directors. The Bank informs the Superintendency of Finance, on a quarterly basis, of the amount of charge-offs it approves. For the period ended December 31, 2005, the Bank registered Ps61,829 million in recoveries of charged-off loans from previous periods.

     CROSS - BORDER OUTSTANDING LOANS AND INVESTMENTS

          As of December 31, 2003 and 2004 and 2005, total cross-border outstanding loans and investments amounted to approximately US$162 million, US$175 million and US$312 million, respectively. At 2005, total outstanding loans to borrowers in foreign countries amounted to US$100 million, and total investments were US$212 million. As of December 31, 2005, total cross-border outstanding loans and investments represented 2.31% of total assets.

          The following table presents information with respect to the Bank's cross-border outstanding loans and investments for the years ended on December 31, 2003, 2004 and 2005:

                                       2003         2004         2005
                                    ----------   ----------   ----------
                                          (U.S. thousand dollars)
Mexico                              US$ 52,249   US$ 77,200   US$ 69,907
Brazil                                  42,790       30,980      156,084
United States                           29,000       22,048        3,279
Chile                                    2,000       10,034           --
British Virgin Island                       --        9,912       26,469
Puerto Rico                                 --        5,000           --
Bolivia                                     --        5,000        1,000
Peru                                     3,403        3,633          150
Ecuador                                  1,726        3,200        3,611
Panama                                   7,552        2,652        4,457
El Salvador                              3,000        2,000           --
Cayman Islands                          11,712        1,745        5,740
Dominican Republic                       4,696        1,027           --
Costa Rica                               2,000        1,000        6,949
Guatemala                                1,590           --        3,000
Venezuela                                  500           --        2,000
Germany                                     --           --       15,643
Guyana                                      --           --        5,000
Honduras                                    --           --        2,626
United Kingdom                              --           --        5,870
                                    ----------   ----------   ----------
   TOTAL CROSS-BORDER OUTSTANDING
      LOANS AND INVESTMENTS         US$162,218   US$175,431   US$311,785
                                    ==========   ==========   ==========

E.5. DEPOSITS

          The following table shows the composition of the Bank's deposits for 2003, 2004 and 2005:

                                              AS OF DECEMBER 31,
                                 ------------------------------------------
                                     2003           2004           2005
                                 ------------   ------------   ------------
                                                (Ps million)
NON-INTEREST BEARING DEPOSITS:
Checking accounts.............   Ps 2,193,069   Ps 2,523,505   Ps 3,171,182
Other deposits ...............        126,718        167,174        359,097
                                 ------------   ------------   ------------
   Total .....................      2,319,787      2,690,679      3,530,279
                                 ------------   ------------   ------------

INTEREST BEARING DEPOSITS:
Checking accounts.............      1,353,123      1,275,618      1,068,409
Time deposits ................      4,237,345      4,361,206      6,259,800
Savings deposits..............      2,321,742      3,534,613      7,526,494
                                 ------------   ------------   ------------
   Total .....................      7,912,210      9,171,437     14,854,703
                                 ------------   ------------   ------------
   TOTAL DEPOSITS.............   Ps10,231,997   Ps11,862,116   Ps18,384,982
                                 ============   ============   ============

          The following table shows the time deposits held by the Bank at December 31, 2005, by amount and maturity for deposits:

                                                           AS OF DECEMBER 31,
                                                ----------------------------------------
                                                   PESOS      U.S. DOLLARS      TOTAL
                                                -----------   ------------   -----------
                                                              (Ps million)
Up to 3 months (1)...........................   Ps  575,917    Ps  796,169   Ps1,372,087
From 3 to 6 months (1).......................       454,750        212,189       666,938
From 6 to 12 months (1)......................       695,081         75,905       770,985
More than 12 months (1)......................     1,014,814        235,201     1,250,015
Time deposits less than Ps 228 million (2)...     1,824,833        374,942     2,199,775
                                                -----------    -----------   -----------
TOTAL .......................................   Ps4,565,395    Ps1,694,406   Ps6,259,800
                                                ===========    ===========   ===========

----------
(1) Time deposits higher than Ps228 million (the equivalent of US$100,000 at the Representative Market Rate as of December 31, 2005).

(2) The equivalent of US$100,000 at the Representative Market Rate as of December 31, 2005.

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

E.6. RETURN ON EQUITY AND ASSETS

          The following table presents certain selected financial ratios of the Bank for the periods indicated:

                                                   FOR THE FISCAL YEAR
                                                    ENDED DECEMBER 31,
                                                  ---------------------
                                                   2003    2004    2005
                                                  -----   -----   -----
                                                     (in percentages)
Net income as a percentage of:
   Average total assets........................    3.40    3.62    3.30
   Average shareholders' equity................   31.14   32.14   31.49
Dividends declared per share as a percentage of
   net income per share(1).....................   33.42   37.47   39.05
Average shareholders' equity as a percentage of
   average total assets........................   10.92   11.27   10.47
Return on interest-earning assets(2)...........    13.3    12.9    12.6

----------
(1) Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of Common Shares outstanding during the year.

(2) Defined as total interest earned divided by average interest-earning assets.

E.7. INTERBANK BORROWINGS

          The following table sets forth interbank borrowings by the Bank for the periods indicated:

                                                                               AS OF DECEMBER 31,
                                                   --------------------------------------------------------------------------
                                                             2003                    2004                      2005
                                                   ----------------------   ----------------------   ------------------------
                                                      AMOUNT      RATE(1)      AMOUNT      RATE(1)       AMOUNT       RATE(1)
                                                   ------------   -------   ------------   -------   --------------   -------
                                                                        (Ps million, except percentages)
End of period...................................   Ps   456,059    1.24%    Ps   246,282    2.77%    Ps   1,705,468    3.02%
Weighted average during period..................        317,258    1.67%         312,969    2.36%         1,349,987    4.05%
Maximum amount of borrowing  at any month-end...     (2)477,975               (3)417,187               (4)1,975,415
Interest paid during the year...................          5,293                    7,389                     54,630

----------
(1) At the end of the year, the Bank typically increases its dollar-denominated interbank borrowings, which represent the great majority of interbank borrowings and which have lower interest rates.

(2)  November.

(3)  January.

(4)  November.

ITEM 4A. UNRESOLVED STAFF COMMENTS

          As of the date of the filing of this Annual Report on 20-F we do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodical reports under the Exchange Act.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS(6)

          The results for the period ended December 31, 2005 include not only operating results and trends, but also significant changes due to the Merger with Conavi and Corfinsura that took place in July 2005, as explained in Item 4. Information on the Company, A.- History and Development of the Company.

          As of December 31, 2005, the Bank's average total assets grew 79.8% from Ps15,971,743 million as of December 31, 2004, to Ps28,711,558 million as of December 31, 2005. This is mainly explained by the interest-earning loan portfolio increase of 92.6%, reaching an average of Ps17,277,717 million compared to an average of Ps8,972,315 million as of December 31, 2004. Consequently, the interest-earning loan portfolio went from representing 64.5% of total interest earning assets in 2004 to 68.4% in 2005, changing the balance sheet structure, reducing the share of investments, overnight funds and non-interest bearing assets. These changes strengthened BC's position in its core business. Additionally the interest earning assets share showed a marginal increase with respect to the total assets. However, interest-bearing liabilities increased as a result of the considerable amount of deposits acquired from Conavi and Corfinsura. This increase entailed a drop in the interest-earning assets over interest-bearing liabilities ratio.

----------
(6) Average balance sheet numbers are used in this section, unless otherwise stated.

          With regard to the deposit mix in 2005, the proportion of savings accounts increased significantly while the proportion of time deposits, which have a higher cost for the Bank, decreased. However, other interest-bearing liabilities such as borrowings from domestic development banks, interbank borrowings and volume of bonds showed considerable increases as a result of the Merger. All of the above explain a lower share of non-interest bearing liabilities in the total funding structure that added to the decrease in the interest earning assets, resulted in a 60 basis points drop in net interest margin with respect to 2004.

          As of December 31, 2005, interest-earning assets showed a 12.6% average rate of return, which is 30 basis points lower than that of last year due mainly to a more competitive scenario partially as a result of the consolidation of the financial sector. Also, for this same period, the cost of interest-bearing liabilities remained stable at 5.4%, despite the aforementioned increase in interest-bearing liabilities.

          For the period ended December 31, 2005, the Bank's net income increased 64% compared to the same period in 2004. This increase is explained by a growth of 68.4% in net interest income and a growth of 87.8% in the income from fees and services net, compared to a 57.9% increase in labor costs, excluding merger and goodwill amortization expenses. As a result of the Merger, the operating expenses (including merger expenses and goodwill amortization) over operating income ratio increased from 51% as of December 31, 2004 to 55% as of December 31, 2005. This ratio may improve in the future as a result of synergies in the operating structure expected from the Merger. The Bank's provision for income tax only increased 16.2%, thanks to Conavi and Corfinsura's tax credits assumed by the Bank as a result of the Merger.

A.1. GENERAL DISCUSSION OF THE CHANGES IN RESULTS

     RESULTS FROM OPERATIONS

          BC's net income at December 31, 2005 totaled Ps946,881 million, which represents a 63.6% increase as compared to Ps578,678 million posted at the end of 2004. This result reflects the effect of the Merger, the actions and efforts that the Bank made during the year and the positive performance of the Colombian economy.

     Balance Sheet Structure

          The general structure of the balance sheet remained stable throughout 2004 and 2005. The ratio of the average interest-earning assets over total average assets rose from 87% in 2004 to 88% in 2005, and the ratio between average interest-earning assets over interest-bearing liabilities dropped from the 128% posted in 2004 to 120% in 2005.

          The loan portfolio share of total interest-earning average assets rose from 65% in 2004 to 68% in 2005, whereas the investment portfolio share continued on a downward trend, moving from 33% to 30% during the same period. The remaining portion of interest-earning average assets corresponds to overnight funds, the average volume share of which dropped from 2.4% in 2004 to 1.9% in 2005.

          For the total resource structure (liabilities and shareholders' equity), on average, the percentage of liabilities increased slightly from 88.7% in 2004 to 89.5% in 2005. Interest-bearing liabilities went from an average of 77% of total liabilities in 2004 to 82% in 2005, or 68% to 74% of total resources, respectively. Deposits, including non-interest earning checking accounts, decreased from an average of 73% of total liabilities in 2004 to 67% in 2005. In 2005, and as a share of said deposits, average checking accounts represented 20%, average time deposits 39% and average savings accounts 41%, as compared to the 30%, 41%, and 29% recorded for these same in 2004. The substantial percentage increase in savings accounts obeyed to the volume that Conavi brought with it to the Merger.

          Finally, on average, shareholders' equity as a share of the total resource went from 11.3% in 2004 to 10.5% in 2005, reflecting an increase in the leverage ratio, estimated as the average total assets over average shareholders' equity, which went from 887% in 2004 to 955% in 2005. The capital adequacy ratio dropped from 13.44% in 2004 to 10.93% in 2005, 193 basis points higher than the minimum required by Colombian law.

     Balance Sheet Dynamics

          Average total assets increased 79.8% in 2005 reaching Ps28,711,558 million compared to Ps15,971,743 million in 2004, due not only to the Merger with Conavi and Corfinsura in July 2005, but also to the growth of the average loan portfolio. In 2004, average total assets increased 15.7% from Ps13,800,781 million in 2003.

          The total gross loan portfolio registered 92.6% growth with regard to 2004, going from an average of Ps8,972,315 million to an average of Ps17,277,717 million in 2005, whereas the investment portfolio posted 62.8% growth, going from an average of Ps4,592,112 million in 2004 to an average of Ps7,478,128 million in 2005.

          Total average liabilities grew 81.4%, totaling Ps25,704,978 million in 2005 as compared to Ps14,171,468 million recorded in 2004. Deposits grew 64.9%, going from an average of Ps10,385,554 million in 2004 to an average of Ps17,126,370 million in 2005. With regard to deposits, it is worthwhile pointing out the growth in low-cost deposits, such as savings accounts, which grew 133% over the period, while time deposits grew 55%.

     Balance Sheet Quality

          At December 31, 2005, the non-performing past due loans share of the total loan portfolio came to 1.5%, compared with 0.9% at the end of 2004, while past due loans as a share of the total loan portfolio increased from 1.45% to 2.42% in this same period. Likewise, non-performing loans plus net foreclosed assets as a share of shareholders' equity increased from 4.8% in 2004 to 9.1% in 2005.

          The coverage ratio represented by the allowances for loan losses over the total past due loan portfolio went from 299.0% at December 31, 2004, to 156.4% at December 31, 2005, due mainly to the volume of past due mortgage loans belonging to Conavi. Nonetheless, this indicator is in line with BC's policies showing an adequate credit risk coverage for this type of asset.

     Income Statement's Structure - Breakdown Analysis

          Upon analyzing the composition of the net income obtained during 2005, the total operating income, excluding provisions, recorded at the end of the year reached Ps3,012,087 million, growing 68.1% as compared to 2004. Of this amount, income corresponding to net interest, including leasing and gains on sales of investments, represented 68% (Ps2,049,810 million), fees and services net 26% (Ps768,329 million), and other operating income the remaining 6% (Ps193,948 million). There was a similar composition in 2004 for operating income, excluding provisions, posting 68%, 23%, and 9%, respectively

          On the other hand, provisions for loan portfolio losses, accrued interest, and foreclosed assets, net of recoveries came to 4% of total operating income in 2004 and remained at exactly the same level in 2005 (Ps131,040 million), whereas operating expenses, including merger and goodwill amortization expenses, which in 2004 represented 51% of said income, increased to 55% in 2005.

          As a result of the above, the operating margin after total operating expenses and provisions was 41% of total operating income in 2005 (Ps1,226,242 million) as compared to 45% in 2004.

          Finally, provisions for income taxes represented a net income deduction of 29.2% in 2004, compared to 22.7% in 2005. The tax rate decline is explained by the usage of tax credits earned by both Corfinsura and Conavi.

     General Income Statement Dynamics

          In 2005, net income increased 63.6% compared to 2004. This increase is explained by a growth of 68.4% in net interest income and a growth of 87.8% in fees and services, compared to a 81.4% increase in operating expenses, including merger and goodwill amortization expenses.

          The increase in net interest income in 2005 was mainly due to the result observed in interest on loans (including income from operating leases) that totaled Ps2,341,746 million, increasing 89,6% as compared to the interest on loans obtained in 2004. On the other hand, interest on investments, totaled Ps824,709 million for 2005, increasing 50.1% during the period 2004 to 2005 which was considerably more than the slight increase of 0.6% posted for the prior period of 2003 to 2004, and this is explained by the favorable rates of return for public debt securities (Treasury Bonds).

          Other net operating income, the most important items being gains from sales of investments on equity securities, foreign currency derivatives contracts and income from dividends and subsidiaries posted a growth of 17.3% for 2005 with regard to the prior year, going from Ps165,395 million to Ps193,948 million.

          The different sources of fee generation continued their positive trend. Income from fees and services for 2005 increased 81.5% over the period, going from Ps449,773 million in 2004 to Ps816,416 million in 2005.

          As far as costs are concerned, operating costs, including goodwill amortization and merger expenses, rose from Ps912,421 million in 2004 to Ps1,654,805 million in 2005, which entailed a growth of 81.4%.

                                                                     YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------
                                                                2003          2004          2005
                                                            -----------   -----------   ------------
                                                                          (Ps million)
NET INCOME:(1)
   Net interest income...................................   Ps1,057,305   Ps1,217,365   Ps 2,049,810
   Provision for loan and accrued interest losses, net...      (162,057)     (110,455)      (185,404)
   Recovery of charged-off loans.........................        31,701        49,032         61,829
   Provision for foreclosed assets and other assets......       (68,892)      (33,127)       (63,969)
   Recovery of provisions for foreclosed assets and other
      assets.............................................        16,949        27,926         56,504
   Total fees and income from services, net..............       354,272       409,058        768,329
   Total other operating income..........................       161,053       165,395        193,948
   Total operating expenses .............................      (850,768)     (912,421)    (1,654,805)
   Total non-operating income (expense)..................        (7,544)        4,715         (1,846)
   Income before income taxes............................       532,019       817,488      1,224,396
   Income tax expense....................................       (62,635)     (238,810)      (277,515)
                                                            -----------   -----------   ------------
      NET INCOME.........................................   Ps  469,384   Ps  578,678   Ps   946,881
                                                            ===========   ===========   ============

----------
(1) In order to unify the presentation of the consolidated statement of operations with quarterly reports, the information for the years 2001, 2002, 2003 and 2004 were reclassified. This change did not have any impact on the net income.

     INTEREST INCOME

          Interest income for the year ending December 31, 2005, totaled Ps 3,200,084 million, representing a 77.5% increase on the Ps 1,803,108 million obtained in 2004, which in turn was 17.3% higher than the level posted in 2003.

          The average volume of interest-earning assets showed an increase of 81.6%, going from Ps 13,905,061 million in 2004 to Ps 25,244,735 million in 2005. Said increase was due to the Merger with Conavi and Corfinsura and to the tendency shown in the loan portfolio, which posted an average growth of 92.6%, increasing from Ps 8,972,315 million in 2004 to Ps 17,277,717 million in 2005.

          The average loan portfolio grew from Ps 7,012,079 million in 2003 to Ps 8,972,315 million in 2004, an increase of 28%, reflecting the expansion of and increased confidence in the Colombian economy. Although the average rate of return for the loan portfolio remained relatively stable, decreasing from 13.9% in 2003 to 13.8% in 2004, interest income from the loan portfolio (including operating leasing) increased 26.4% in the same period.

          Past due loans at December 31, 2005 increased by 210.7% with regard to December 31, 2004, whereas non-performing loans increased by 156.8% in the same period, going from 60.8% of the total past due portfolio at year end 2004 to 61.1% at year end 2005, which also drove interest income.

          Likewise, the average volume of the investment portfolio increased from Ps 4,592,112 million in 2004 to Ps 7,478,128 million in 2005, representing an increase of 62.8%. The average volume increase for 2004 with regard to 2003 came to 13.4% .

          The volume increase in the loan portfolio drove, in turn, an increase in interest income of 89.6%, going from Ps 1,235,405 million in 2004 to Ps 2,341,746 million in 2005. This growth was favored by the Merger as well as by more favorable placement levels and more stable rates between 2004 and 2005.

          Income from financial leases signaled another good year for BC. At December 31, 2005, leasing income totaled Ps 291,472 million, representing an increase of 209% as compared to Ps 94,450 million in 2004, thanks to the Merger and to the outperforming growth of leasing business in Colombia. BC subsidiaries Bancolombia (Panama) S.A., Leasing Colombia, Banco Corfinsura Internacional and Suleasing Internacional provide lease financing to commercial customers, while Sufinanciamiento provides lease financing to consumers. Income from leasing operations increased 60.7% in 2004, from Ps 58,774 million at December 31, 2003 to Ps 94,450 million at December 31, 2004. This increase was influenced by tax reforms (Law 863 of December 29, 2003) that provide an incentive for Colombian companies to enter into leasing contracts.

          Income obtained on the investment portfolio grew by 50.1% going from Ps 549,328 million in 2004 to Ps 824,709 million in 2005. This increase was driven mainly by the increase in the number of securities as well a drop in rates during the second half of the year, reaching their lowest level in September.

          During 2005, interest income rose to Ps 3,200,084 million. The main drivers of this growth were the loan portfolio, leasing and the debt securities portfolio.

     INTEREST EXPENSE

          Interest expense at December 31, 2005 totaled Ps 1,150,274 million, representing an increase of 96.4% compared with Ps 585,743 million obtained in 2004, given higher deposit levels as a result of the Merger.

          In 2004, interest expense rose 3.1%, passing from Ps 480,513 million at December 31, 2003, to Ps 585,743 million at December 31, 2004. This growth resulted from an increase in the nominal rates of return for time deposits, from 5.9% in 2003 to 6.3% in 2004, and for savings deposits, from 4.4% in 2003 to 4.7% in 2004. However, the average volume of time deposits rose 1% in 2004, and the volume of savings deposits rose 17%. These increases reflect efforts made by the commercial areas of BC to attract additional low-cost deposits, as well as a general decrease in Colombian market rates due to high liquidity.

          The average volume of interest-bearing liabilities showed an increase of 94.3% during the year, going from Ps 10,866,494 million in 2004 to Ps 21,113,872 million in 2005. The average volume in checking accounts for 2005 increased by 8.4%, savings accounts 133.2% and time deposits 55.5%, reaching Ps 3,455,040 million, Ps 7,041,334 million and Ps 6,629,996 million, respectively.

          In February 2004, BC issued bonds in the amount of Ps 400,000 million, for the purpose of extending the duration of BC's interest-bearing liabilities. Additionally, Leasing Colombia issued ordinary bonds in the amount of Ps 160,000 million in 2004 and Sufinanciamiento issued subordinated bonds in the amount of Ps 4,500 million in 2004 and in the amount of Ps 5,000 million in 2005.

          With regard to interest accrued on interest-bearing liabilities, the average volume of bonds increased from Ps 443,522 million in 2004 to Ps 1,812,802 million in 2005 given the volume of bonds issued by the entities that were absorbed by the Merger, thereby increasing interest accrued by 272.6%, going from Ps 41,239 million in 2004 to Ps 153,658 in 2005.

          In 2005, interest paid out on savings accounts and time deposits showed growths of 71.2% and 68% respectively with regard to the prior year. As in the case of interest-earning assets, this was mainly due to the increased volume. The average nominal interest rate paid on savings accounts dropped from 4.7% in 2004 to 3.4% in 2005, and the time deposit rate increased 50 basis points, reaching 6.8% in 2005 as compared to 6.3% in 2004. In spite of the high levels of market liquidity in both 2005 and 2004, market competition drove an increase in time deposit rates. The 96.4% increase in interest expense was due to the growth in interest bearing liabilities, since the average interest rate continued stable at 5.4%.

     NET INTEREST INCOME

          As previously mentioned, net interest income posted a 68.4% increase, going from Ps 1,217,365 million at December 31, 2004 to Ps 2,049,810 million at December 31, 2005. This together with the variations produced in interest-earning assets, led to a stable result for the net interest margin which, expressed as net interest income over the average volume of interest-earning assets for 2004 and 2005, shows a drop from 8.7% to 8.1%. BC's net interest income at December 31, 2004, totaled Ps 1,217,365 million, an increase of 15.1% from Ps 1,057,305 million in 2003. This increase resulted in part from BC's efforts to improve the funding mix through an increase in low-cost deposits and an increase in interest-earnings assets.

          The increases in interest-earning assets and interest-bearing liabilities came to 82% and 94%, respectively, as explained in more detail above in the respective breakdowns of interest income and expense. Interest-earning assets as a share of total assets improved from 87% in 2004 to 88% in 2005 and as a share of interest-bearing liabilities dropped from 128% to 120% in the same period.

          The nominal average interest-earning asset rate was 12.6% for 2005, posting a 30 basis point drop compared to the 12.9% posted in 2004. On the other hand, the nominal average interest-bearing liabilities rate remained stable at 5.4% for 2005.

          As a result of these variations in volumes and rates, and as previously explained in detail in the corresponding sections, net interest income increased by 68.4% from 2004 to 2005, as compared to a growth of 96.4% in interest expense. The growth in income can be totally attributed to the increase in the overall volume and was limited by the effect of the drop in the average nominal yield for both the loan and investment portfolios.

                       AVERAGE NOMINAL INTEREST RATE AND
                               NET INTEREST MARGIN
                                    1999-2005

                               (PERFORMANCE GRAPH)

                               1999   2000   2001   2002   2003   2004   2005
                               ----   ----   ----   ----   ----   ----   ----
Interest earning assets        20.2%  14.2%  11.7%  8.0%   13.3%  12.9%  12.6%
Interest bearing liabilities   13.2%   8.6%   8.2%  5.9%    9.1%   8.7%   8.1%
Net interest margin             6.7%   6.5%   4.7%  3.0%    5.0%   5.4%   5.4%

          The following table shows components of the Bank's consolidated net interest income before provisions for loan and accrued interest losses:

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                            2003          2004          2005
                                                        -----------   -----------   -----------
                                                            (Ps million, except percentages)
INTEREST INCOME:(1)
Loans................................................   Ps  918,791   Ps1,140,955   Ps2,050,274
Investment securities................................       546,207       549,328       824,709
Overnight funds......................................        14,046        18,375        33,629
Leasing..............................................        58,774        94,450       291,472
                                                        -----------   -----------   -----------
   TOTAL INTEREST INCOME.............................     1,537,818     1,803,108     3,200,084
                                                        -----------   -----------   -----------
INTEREST EXPENSE:
Checking accounts....................................        11,622        13,505        20,311
Time deposits                                               249,911       267,558       449,367
Savings deposits.....................................       113,968       141,288       241,889
Interbank borrowings.................................         5,293         7,389        54,630
Borrowings from domestic development banks...........        58,456        73,549       156,509
Amortized premium on investments  ...................        38,423        41,215        73,910
Long-term debt.......................................         2,840        41,239       153,658
                                                        -----------   -----------   -----------
   TOTAL INTEREST EXPENSE............................       480,513       585,743     1,150,274
                                                        -----------   -----------   -----------
   NET INTEREST INCOME...............................   Ps1,057,305   Ps1,217,365   Ps2,049,810
                                                        ===========   ===========   ===========
Average nominal interest rates on loans..............          13.9%         13.8%         13.6%
Average nominal interest rates on time deposits......           5.9%          6.3%          6.8%
Average nominal interest rates on savings deposits...           4.4%          4.7%          3.4%

----------
(1) In order to unify the presentation of the consolidated statement of operations with quarterly reports, the information for the years 2001, 2002, 2003 and 2004 were reclassified. This change did not have any impact on net income.

     PROVISIONS FOR LOAN AND ACCRUED INTEREST LOSSES

          The Colombian economy continued growing in 2005, reflecting the ability of Colombian companies to pay off their loans. However, the provision for the loan portfolio and corresponding interest and foreclosed assets, net of recoveries, posted an increase of 96.7%, going from Ps 66,624 million at December 31, 2004 to Ps 131,040 million at December 31, 2005, due mainly to the increased volume of loans and investments and to the type of loans that the Bank took on, since a large part of Conavi's mortgage loans had relatively low levels of provisions. Because these had to be increased in keeping with BC's policies, this increased overall provisions by quite a high percentage.

          Another explanation for the increase in provisions was the change in individual provisions policies that the Superintendency of Finance introduced by means of External Circular 004, issued December 30, 2005, increased provision percentages on "A" and "B" rated loans to 1% and 3.2%, respectively. For more information please See Notes to Consolidated Financial Statements, Note (2) Main Accounting Policies, (j) Loans and Financial Lease Operations, (6) Provisions of Financial Statements.

          In 2004, BC amended its policy for consumer and small business loans, for the purpose of extending its risk coverage, levels of which were duly determined when the Sistema de Administracion de Riesgo Crediticio (the Credit Risk Management System ("SARC") was implemented. This change increased provisions for consumer and small business loans on the balance sheet of 80% and 105%, respectively. Provisions for loan portfolio losses on the balance sheet rose from Ps 387,263 million in 2003 to Ps 434,378 million in 2004, representing a growth of 12%. At December 31, 2005, the total provision for losses came to Ps 705,882, showing a 63% increase.

          Therefore, as of December 31, 2005, just 61.1% of the Bank's past due loans were non-performing as compared to 60.8% at December 31, 2004. The past due loans coverage reached 156% and the non-performing loan coverage 256% in 2005.

          Provisions for Loan and Accrued Interest Losses also includes recovered charged-off loans, as well as the recovery of provisions on foreclosed assets; property, plant and equipment, and other assets.

          Provisions for loan portfolio and accrued interest losses in 2004 decreased 63.5% from Ps 182,299 million in 2003 to Ps 66,624 million in 2004. This favorable performance during 2004 with regard to that obtained at year-end 2003 resulted in large part from a substantial amount of charged-off loans that was recovered, contributing to a growth of almost 55%. Furthermore, by donating fixed assets and foreclosed assets, BC recovered the provisions associated with such assets and goods.

          The allowances for loan losses under U.S. GAAP differ from those under Colombian GAAP. Under Colombian GAAP, an allowance for loan losses is created for each individual loan based on the risk classification system established by the Superintendency of Banking (now Superintendency of Finance). Additionally, the Superintendency of Banking (now Superintendency of Finance) requires a general allowance of 1% of the total loans. This general reserve, not tied to any specific loans, is established to absorb losses inherent in the existing loan portfolio in future periods. Under U.S. GAAP, FASB Statement No. 114 established an individual test for impaired loans. This is measured based on the present value of expected future cash flows, market price or fair value of collateral, if the loan is collateral dependent. As of December 31, 2003, 2004 and 2005, the allowances for loan losses existing under Colombian GAAP were Ps 387,263 million, Ps 434,378 million and Ps 705,882, respectively, and the allowances that would have been required under U.S. GAAP were Ps 363,068 million, Ps 393,138 million and Ps 552,364 million respectively.

     FEES AND INCOME FROM SERVICES

          Fees include all the commissions from banking services, electronic services fees, credit card merchant fees, credit and debit card annual fees, checking fees, warehouse and logistic services fees, brokerage fees and fees from fiduciary activities and letters of credit. Service charges consist primarily of money transfer fees, remittances, bank acceptances and automated services.

          Net income from fees and services increased by 81.5% totaling Ps 816,416 million in 2005 as compared to Ps 449,773 million in 2004. Similarly, there was a 687% increase in brokerage fees due mainly to the Merger.

          Net income from fees and services increased 15.5% from Ps 354,272 million in 2003, to Ps 409,058 million in 2004.

     OTHER OPERATING INCOME

          BC's other operating income consists of foreign exchange gain, forward contracts gain in foreign currencies, gains on sales of investments on equity securities, dividend income, revenues from commercial subsidiaries and income from communication, postage, rent and other sources.

          Foreign exchange operations (including income from forward contracts), another component of operating income, also yielded gains in 2005, rising from Ps 48,456 million at December 31, 2004, to Ps 87,694 million at December 31, 2005, showing an increase of 81%, whereas at December 31, 2003 this same figure came to Ps 45,959 million.

          On the other hand, dividend income rose 40%, from Ps 30,546 million in 2004 to 42,731 million in 2005, due mainly to the dividends that BC received from profits earned in 2004 and, until July 2005, by Conavi and Corfinsura. Additionally, this increase is explained by the investment that BC still holds in Proteccion S.A..

          Commercial subsidiaries also provide revenue from the production and commercialization of agro-chemical fertilizers, load transportation, and royalties stemming from mining operations. At December 31, 2005, income from subsidiaries pertaining to the real sector dropped by 43%, reaching Ps 45,020 million, compared with the Ps 78,973 million obtained in 2004. This decrease was mainly explained by the sale of Abocol and its subsidiaries that took place on December 30, 2005.

          Revenue from these operations showed a 3.3% increase over the course of 2004 from Ps 76,445 million at December 31, 2003.

          The following table summarizes the components of the Bank's other operating income for the last three fiscal years:

                                                          YEAR ENDED DECEMBER 31,
                                                    ----------------------------------
                                                       2003        2004         2005
                                                    ---------   ----------   ---------
                                                               (Ps million)
OTHER OPERATING INCOME:(2)
   Foreign exchange gain (loss), net ............   Ps 36,287   Ps(100,925)  Ps(53,361)
   Forward contracts gain (loss) in
      foreign currency, net .....................       9,672      149,381     141,055
   Gains (losses) on sales of investments on
      equity securities .........................       5,878          (27)      8,097
   Dividend income (1) ..........................      30,734       30,546      42,731
   Revenues from commercial subsidiaries ........      76,445       78,973      45,020
   Communication, postage, rent and others ......       2,037        7,447      10,406
                                                    ---------   ----------   ---------
      TOTAL OTHER OPERATING INCOME ..............   Ps161,053   Ps 165,395   Ps193,948
                                                    =========   ==========   =========

----------
(1) Income from dividends represents only the recognition of income from unconsolidated subsidiaries under Colombian GAAP.

(2) In order to unify the presentation of the consolidated statement of operations with quarterly reports, the information for the years 2001, 2002, 2003 and 2004 were reclassified. This change did not have any impact on net income.

     OPERATING EXPENSES

          At December 31, 2005, Bancolombia's operating expenses, including merger expenses and Goodwill Amortization, increased to Ps 1,654,805 million, compared with the Ps 912,421 million in 2004, thereby posting an increase of 81.4%.

          Wages/salaries and employee benefits amounted to Ps 615,121 million at December 31, 2005, compared with Ps 363,557 million in 2004. This increase was largely due to the increase in headcount, as a result of the Merger, which went from 7,027 in 2004 to 11,571 in 2005, on a non-consolidated basis.

          Administrative expenses and other expenses totaled Ps 793,179 million at December 31, 2005, representing an increase of 101.5% compared to the Ps 393,592 million posted in 2004.

          Efficiency indicators that reflect these costs, continued on the same trend as last year. Therefore, the ratio between operating expense and total average assets, including goodwill amortization and merger expense, went from 5.71% in 2004 to 5.76% in 2005, and the ratio between operating expense and operating income went from 50.9% in 2004 to 54.9% in 2005. Net fees and services as a share of operating expense went from 44.8% in 2004 to 46.4% in 2005.

     MERGER EXPENSES AND GOODWILL AMORTIZATION

          BC completed its merger with Banco de Colombia S.A. on April 3, 1998. For fiscal year 2005, the amortization of goodwill recorded in connection with the merger with Banco de Colombia S.A. totaled Ps 22,648 million. As of December 31, 2005, outstanding goodwill from the merger totaled Ps 50,959 million, which the Bank intends to amortize at Ps 22,648 million each year for the next three years. As of December 31, 2004, outstanding goodwill from the merger totaled Ps 73,607 million. In 2003, BC amortized Ps 29,627 million of goodwill related to the acquisition of Sufinanciamiento S.A.. BC also amortized Ps 6,721 million of the goodwill derived from its increased investment in Fiducolombia S.A.

          Additionally, with respect to the Merger among Conavi, Corfinsura and Bancolombia in July 30, 2005, BC incurred merger expenses of a total of Ps 45,703 million for the period ended December 31, 2005, associated mainly with financial advisory merger fees and bonuses to specific personnel.

          The following table summarizes the principal components of BC's operating expenses for the last three fiscal years:

                                              YEAR ENDED DECEMBER 31,
                                        -----------------------------------
                                           2003        2004         2005
                                        ---------   ---------   -----------
                                                    (Ps million)
OPERATING EXPENSES:(2)
Salaries and employee benefits ......   Ps320,886   Ps363,557   Ps  615,121
Bonus plan payments .................      22,423      32,923        26,826
Compensation ........................      22,959      15,169         8,030
Administrative and other expenses ...     350,517     393,592       793,179
Deposit security, net ...............      31,877      22,945        55,050
Donation expenses ...................       1,708      11,060           615
Depreciation ........................      40,625      46,872        87,633
Merger expenses .....................          --          --        45,703
Goodwill amortization (1) ...........      59,773      26,303        22,648
                                        ---------   ---------   -----------
   TOTAL OPERATING EXPENSES .........   Ps850,768   Ps912,421   Ps1,654,805
                                        =========   =========   ===========

----------
(1) As of December 31, 2003, included the amortization of the goodwill derived from: merger with Banco de Colombia, the acquisition of Sufinanciamiento and the increase in the participation in Fiducolombia.

(2) In order to unify the presentation of the consolidated statement of operations with quarterly reports, the information for the years 2001, 2002, 2003 and 2004 were reclassified. This change did not have any impact on net income.

     NON-OPERATING INCOME (EXPENSES)

          Non-operating income includes gains from the sale of foreclosed assets, property, plant and equipment and other assets and income from minority interests.

          Net non-operating expense at December 31, 2005 totaled Ps 1,846 million, versus net non-operating income of Ps 4,715 million obtained in 2004. This result was due to the increase in other income and in other expenses. Increases in other income are associated with gains obtained in the sale of property, plant and equipment and to the income from other rents. The growth in other expenses is explained by the losses from the sale of foreclosed assets.

          The following table summarizes the components of BC's non-operating income and expenses for the last three fiscal years:

                                                             YEAR ENDED DECEMBER 31,
                                                       ----------------------------------
                                                          2003        2004        2005
                                                       ---------   ---------   ----------
                                                                  (Ps million)
NON-OPERATING INCOME (EXPENSES):(1)
   Other income(2) .................................   Ps 33,822   Ps 51,514   Ps 109,770
   Minority interest ...............................         330      (2,425)      (6,496)
   Other expenses(3) ...............................     (41,696)    (44,374)    (105,120)
                                                       ---------   ---------   ----------
      TOTAL NON-OPERATING INCOME (EXPENSES), NET ...   Ps (7,544)  Ps  4,715   Ps  (1,846)
                                                       =========   =========   ==========

----------
(1) In order to unify the presentation of the consolidated statement of operations with quarterly reports, the information for the years 2001, 2002, 2003 and 2004 were reclassified. This change did not have any impact on net income.

(2) Other income include gains from the sale of foreclosed assets, property, plant and equipmet and other assets.

(3) Other expenses include losses from sinisters and from the sale of foreclosed assets, property, plant and equipmet and payments for fines, sanctions, lawsuits and indemnities.

     INCOME TAX EXPENSES

          Provisions for income tax expense for 2005 came to Ps 277,515 million compared with Ps 238,810 million in 2004. Income tax for 2005, as was the case in 2004, was calculated based on net taxable income, whereas prior to this it had been calculated on the basis of presumptive income.

          Law 788 of 2002 established a surcharge tax that increased the income tax rate for corporations from 35% to 38.5% until 2006. This surcharge tax, however, did not apply to those corporations that had been accepted in the stability regime established by the Colombian government. Bancolombia (the parent company), Leasing Colombia, Fiducolombia and Colcorp are covered by this regime for ten years beginning on January 2001. Sufinanciamiento has requested to be covered by the regime of tax stability, but a definite decision has not been given yet.

          Pursuant to the tax stability regime, Bancolombia (the parent company), Leasing Colombia, Fiducolombia and Colcorp agreed to be taxed at a total income tax rate of 37% beginning on January 1, 2001 (2% higher than the prevailing income tax rate at that time), in exchange for exemption from increases in the income tax rate and from any other new taxes until December 31, 2010. As a result, these companies currently benefit from a 37% income tax rate, rather than the 38.5% rate generally applicable to other corporations.

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

A.2. IMPACT OF ECONOMIC, FISCAL AND MONETARY POLICIES AND POLITICAL FACTORS IN BANCOLOMBIA'S RESULTS

          Bancolombia's operations have been affected by factors such as: the growth of the Colombian economy, the dynamics of the financial sector, interest rates, domestic price levels, the exchange rate, fiscal policy, foreign trade as well as competition with other financial institutions.

     GROWTH OF THE COLOMBIAN ECONOMY AND THE DYNAMICS OF THE FINANCIAL SECTOR

          Colombia's economy and financial system have shown a dynamic growth over recent years, with average annual growth rates of 5.13% and 6.66% respectively for 2005. These high rates of economic growth have entailed better results of the credit establishments; between January and December 2005, net interest income increased an average of 12.69%, while commissions grew an average of 8.39%. In this same period, net income grew an average of 18.38%, with an overall improvement in their financial indicators at the end of 2005: return on equity (22.38%), efficiency (an income/operating cost ratio of 57.67%) and asset quality (a past due portfolio to total portfolio ratio of 3.29%).

          Future prospects for the financial sector in general, and for BC in particular, shall depend on the factors listed below:

 FAVORABLE FACTORS FOR THE COLOMBIAN      UNFAVORABLE FACTORS FOR THE COLOMBIAN
          ECONOMY - MID-TERM                       ECONOMY - MID-TERM
 -----------------------------------      -------------------------------------
-    Policies supporting                -    Contraction effect of fiscal
     macroeconomic stabilization             adjustments

-    Progress made in democratic        -    Drop in proven oil reserves
     security
                                        -    New tax burdens to cover the fiscal
-    Greater confidence in the               deficit
     economy
                                        -    Increases in international interest
-    Growth of aggregate demand              rates and decline in foreign
                                             investment
-    Greater perspectives of
     financial services levels          -    Uncertainty about the results
     growing as a percentage of GDP          Presidential elections

-    Greater use of installed           -    Completion of transitory transfer
     capacity                                system in 2008(1)

-    Increases in exports to the        -    State pension deficit
     United States and Venezuela
                                        -    End of transitory taxes: financial
-    Higher foreign demand for               transaction tax and the 10% income
     non-traditional products                surtax in 2008

----------
(1) Between 2002 and 2008, the amount of resources in the General Participations System (money that the government receives form current receipts and assign to territorial entities) is set to grow at the rate equal to inflation plus a further increase that is to be gradually built up as follows: +2% for 2002, 2003, 2004 and 2005; and + 2.5% for 2006, 2007
     and 2008.

     Once the transition period has been completed, the total resources in the General Participations System shall be increased on a yearly basis by a percentage equal to the average percentage variance registered in the State's current revenues during the 4 previous years, including the change in the State's current budgetary capacity.

          In spite of the prevailing favorable conditions, there is no guarantee of a sustained economic growth. New tax restrictions may bring a decline in demand; increases in international interest rates may affect the inflow of capital, both of which would lower economic growth, affecting the Colombian financial system in general and Bancolombia in particular.

     INTEREST RATES

          In 2005, the Reference Market Interest Rate (DTF - Colombia's average of time deposits) showed a downward tendency, with an Effective Annual Rate average of 7.05%; on the other hand the real interest rate in 2005 reached 1.86% Effective Anual Rate. All of this contributed to the growth of the economy, since no monetary instability was caused and neither were there inflationary concerns. Looking ahead to 2006, it is possible that the stance taken with monetary policy will in fact change should there be any increases in the intervention interest rates, in order to accommodate new pressures on the demand. This could affect Bancolombia's results given increased funding costs.

     DOMESTIC PRICE LEVELS

          The inflation rate for 2005 ended at 4.85%, which was very close to the lower end of the target proposed by the Colombian Central Bank (4.5% - 5.5%). Looking ahead, an increase in price levels could affect the quality of the loan portfolio, given the relation between increases in inflation and the consequent rise in interest rates, all of which could have a negative effect on BC's financial statements. However, for 2006, inflation is expected to remain low (between 4% and 5%) which could drive a growth in economic activities and encourage good levels of performance within the financial sector, with all the inherent benefits for Bancolombia.

     EXCHANGE RATE

          The real exchange rate index remained at competitive levels throughout 2005 (with an average of 118.5) which allowed Colombia to benefit from bilateral agreements such as ATPDEA (Andean Trade Promotion and Drug Eradication Law) and justify certain advantages that arise from the negotiation of the Free Trade Agreement with the United States. Also, the effective control of inflation has become one of the country's main instruments in safeguarding its competitiveness. Any volatility of the exchange rate could affect BC's foreign currency business which, at December 2005, represented 9.26% of its total non-consolidated assets.

     FISCAL POLICY

          One of the difficulties that Colombia has faced in recent years has been financing its public sector budget. In 2004 the deficit of the CPS (Consolidated Public Sector) represented 1.2% of the country's GDP, for 2005 the deficit was 0% and for 2006 deficit of 1.5% is expected.

          Gobierno Nacional Central (Central National Government), has been implementing a policy aimed at substituting its foreign debt with domestic debt so as to reduce the exchange rate risk and take advantage of the Colombian peso
- dollar revaluation. With regard to internal indebtedness, the financial system has become the main buyer of Colombian Treasury Bonds (TES). Bancolombia is the largest broker of public debt in Colombia and therefore there could exist certain amount of risk given the significant exposure involved in holding this type of security.

          As far as the deficit within the non-financial public sector, the Government has considered the implementation of new structural reforms (tax, pension and transfers) in order to correct budgetary imbalances. Continuous increases in taxes could affect the growth dynamics of the Colombian economy and its financial sector, given the adverse affects these would have on the demand.

          Given the fact that Bancolombia is protected by the tax stability regime until 2010 it is not subject to any national taxes created as of 2001, such as the financial transaction tax and the 0.3% tax on net worth, applicable until December 2006. See Item 5. Operating and Financial Review and Prospects -
A. Operating Results - A.1. General Discussion of the Changes in Results -.

     FOREIGN TRADE

          Foreign trade continues to be a source of opportunities for strengthening the growth of the Colombian economy. This situation could well continue to prevail thanks to agreements such as ATPDEA, in force until December 2006 and the Free Trade Agreement with the US, which is in process of negotiation. Likewise, the support provided by multilateral banks, the IMF (International Monetary Fund) and the IDB (Inter-American Development Bank) as well as countries such as the US, has been and shall continue to be of great importance. BC may benefit from this, if it offers a range of products that facilitate foreign trade.

          On the other hand, the continuous rise in remittances (incoming transfers of foreign currency from Colombians living abroad) has exceeded export levels of traditional products such as coffee. According to Central Bank, remittances in 2004, totaled US$ 3,170 million and for 2005 this same figure came to US$ 3,314 million. Bancolombia has been increasing its share of the remittance market, by extending its remittance receiving capabilities.

     COMPETITION FROM OTHER FINANCIAL INSTITUTIONS

          During the last two years, a series of mergers and acquisitions between several entities within the financial system has allowed larger and more efficient financial institutions, generating scale economies and consolidating the financial system. See Item 4 - Information on the company, B- Business Overview - B.6. Competition - Description of the Colombian Financial System. This has increased competitiveness within the different segments of the market. Although Bancolombia is currently leader with regard to the majority of the financial products offered in Colombia, the dynamics of this ongoing merger/acquisition tendencies could compromise its leadership position.

          Bancolombia's results and, more specifically, ADR prices will partially depend on developments affecting each of the factors described above.

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

          BC maintained a short-term negative gap during 2005 and also 2004 in terms of maturities. Checking and savings accounts and time deposits are our most important sources of funding.

          However, we have different sources of liquidity, including short-term and trading investments, borrowings from domestic development banks, interbank borrowing and securities repurchase transactions, overnight funds and access to funds from the Central Bank, all of which were used from time to time on a short-term basis.

          The following chart shows checking, time deposits and saving deposits as a percentage of BC's overall deposits for the years, 2003, 2004 and 2005:

                    2003   2004   2005
                    ----   ----   ----
Checking deposits   28.0%  26.8%  16.7%
Time deposits       33.4%  30.7%  24.7%
Saving deposits     18.3%  24.9%  29.7%
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

          As part of the Bank's strategy to acquire longer-term financing, during 2005 Bancolombia sustituted most of its short term time deposits issued through the money desk for longer term time deposits with maturities between 1.5 and 5 years, and linked to CPI and DTF rates. As of December 31, 2005 the long term time deposits aggregate face value issued by the Bank through the money desk was Ps 1,206,143 million.

          As a result of the strategy mentioned above and the long term deposits acquired from Corfinsura as a result of the Merger, Bancolombia has improved its liability structure by extending the duration of its liabilities. This provides the Bank with greater liquidity to fund its long-term loans, reducing reliance on short-term borrowings and thus reducing risk. The Bank may intend to continue and increase the use of this type of funding strategies in the future.

          Cash flows for the Bank include net cash provided for operating activities, net cash used in investing activities and net cash provided by financing activities. The following table shows those flows for the years ended December 31, 2003, 2004 and 2005:

     Ps million            2003           2004          2005
     ----------        ------------   -----------   ------------
Operating Activities   Ps(1,338,391)  Ps (992,855)  Ps(7,314,498)
Investing activities        (45,009)     (549,178)    (3,143,420)
Financing activities      1,979,312     1,344,931     10,938,580
                       ============   ===========   ============

          During 2004, operating activities depleted cash reserves to a lesser extent than in 2003 due generally to the end of loan portfolio contract terms, a decrease in accounts payable and the advantageous movement of derivative financial instruments, which generated cash. The significant changes experienced during 2005 are clearly identifiable with the Merger, for which the main impact was the loan portfolio increase proportionated by Conavi and Corfinsura acquisitions. In relation to investing activities, during 2004, there was an inclination to invest excess cash in debt instruments and this was the more significant amount for this activity. For years 2004 and 2005, financing activities were the principal source of cash and were visible in deposits, long term debt, borrowings from domestic development banks and interbank borrowings increases.

                                                               AS OF DECEMBER 31,
                               ---------------------------------------------------------------------------------
                                              % OF TOTAL                  % OF TOTAL                  % OF TOTAL
                                   2003         FUNDING        2004         FUNDING        2005         FUNDING
                               ------------   ----------   ------------   ----------   ------------   ----------
                                                        (Ps million, except percentages)
CHECKING DEPOSITS
   Peso-denominated ........   Ps 2,536,169      20.0%     Ps 2,699,776      19.1%     Ps 3,449,321      13.6%
   Dollar-denominated ......      1,010,023       8.0%        1,099,347       7.7%          790,270       3.1%
                               ------------     -----      ------------     -----      ------------     -----
       Total ...............      3,546,192      28.0%        3,799,123      26.8%        4,239,591      16.7%
                               ------------     -----      ------------     -----      ------------     -----
TIME DEPOSITS
   Peso-denominated ........      2,432,245      19.2%        2,871,531      20.2%        4,633,373      18.3%
   Dollar-denominated ......      1,805,100      14.2%        1,489,675      10.5%        1,626,427       6.4%
                               ------------     -----      ------------     -----      ------------     -----
      Total ................      4,237,345      33.4%        4,361,206      30.7%        6,259,800      24.7%
                               ------------     -----      ------------     -----      ------------     -----
SAVINGS DEPOSITS
   Peso-denominated ........      2,184,902      17.2%        3,395,749      23.9%        7,396,501      29.2%
   Dollar-denominated ......        136,840       1.1%          138,864       1.0%          129,993       0.5%
                               ------------     -----      ------------     -----      ------------     -----
      Total ................      2,321,742      18.3%        3,534,613      24.9%        7,526,494      29.7%
                               ------------     -----      ------------     -----      ------------     -----
OTHER DEPOSITS
   Peso-denominated ........         69,403       0.5%           84,220       0.6%          266,942       1.0%
   Dollar-denominated ......         57,315       0.5%           82,954       0.6%           92,155       0.4%
                               ------------     -----      ------------     -----      ------------     -----
      Total ................        126,718       1.0%          167,174       1.2%          359,097       1.4%
                               ------------     -----      ------------     -----      ------------     -----
INTERBANK BORROWINGS
   Peso-denominated ........             --       0.0%               --       0.0%               --       0.0%
   Dollar-denominated ......        456,059       3.6%          246,282       1.7%        1,705,468       6.8%
                               ------------     -----      ------------     -----      ------------     -----
      Total ................        456,059       3.6%          246,282       1.7%        1,705,468       6.8%
                               ------------     -----      ------------     -----      ------------     -----
OVERNIGHT FUNDS
   Peso-denominated ........      1,118,139       8.8%          616,494       4.3%          915,378       3.6%
   Dollar-denominated ......             --       0.0%               --       0.0%          414,535       1.6%
                               ------------     -----      ------------     -----      ------------     -----
      Total ................      1,118,139       8.8%          616,494       4.3%        1,329,913       5.2%
                               ------------     -----      ------------     -----      ------------     -----
DOMESTIC DEVELOPMENT BANK
   BORROWINGS
   Peso-denominated ........        737,417       5.8%          855,970       6.0%        2,015,968       8.0%
   Dollar-denominated ......         18,119       0.2%            1,949       0.0%          206,115       0.8%
                               ------------     -----      ------------     -----      ------------     -----
      Total ................        755,536       6.0%          857,919       6.0%        2,222,083       8.8%
                               ------------     -----      ------------     -----      ------------     -----
BANK ACCEPTANCES OUTSTANDING
   Peso-denominated ........          8,304       0.1%           16,119       0.1%           14,996       0.0%
   Dollar-denominated ......         27,529       0.2%           50,474       0.4%           48,130       0.2%
                               ------------     -----      ------------     -----      ------------     -----
      Total ................         35,833       0.3%           66,593       0.5%           63,126       0.2%
                               ------------     -----      ------------     -----      ------------     -----
LONG TERM DEBT
   Peso-denominated ........         71,818       0.6%          552,531       3.9%        1,648,312       6.5%
   Dollar-denominated ......             --       0.0%               --       0.0%               --       0.0%
                               ------------     -----      ------------     -----      ------------     -----
       Total ...............         71,818       0.6%          552,531       3.9%        1,648,312       6.5%
                               ------------     -----      ------------     -----      ------------     -----
TOTAL FUNDING
   Peso-denominated ........      9,158,397      72.2%       11,092,390      78.1%       20,340,791      80.2%
   Dollar-denominated ......      3,510,985      27.8%        3,109,545      21.9%        5,013,093      19.8%
                               ------------     -----      ------------     -----      ------------     -----
      Total ................   Ps12,669,382     100.0%     Ps14,201,935     100.0%     Ps25,353,884     100.0%
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

          The products negotiated in the markets mentioned above are ruled by specific policies regarding liquidity risk, market risk, legal risk, credit and operational risk management.

          In order to be able to control market and liquidity risks BC has set limits to keep the exposure levels of its positions and losses within certain ranges as determined by the board of directors.

          The Treasury Division maintains liquidity control through daily verification by making sure that the difference between the interbank asset funds and the interbank liability funds does not exceed 7.5% of the sum of deposits and interbank borrowings and other financial liabilities and obligations.

          With regard to investments in local and foreign currency, the Division must verify the availability of funds for investment as well as each investment's compatibility with the Bank's liquidity structure before taking any additional positions.

          The market risk stated in the treasury book will be measured using methodologies of value in risk (VaR), and the limits of the positions will be subject to the results that they show. Along whit this methodology, and according to the definitions of capital consumption for market risk, there should have a methodology for maximum losses of the positions in determined periods of time.


             LIMIT                            CONCEPT                                   VALUE
             -----                            -------                                   -----
Position limits (US$ millions)   Foreign currency position(1)        -5% Less than or Equal to - Greater than
                                                                     or Equal to 20% of Technical Capital
                                 Spot foreign currency position(2)   0 Less than or Equal to - Greater than
                                                                     or Equal to 50% of  Technical Capital
Market risk limits               Stop loss                           70% of the daily VaR in 12 months or its
                                                                     proportions
                                 Daily losses                        15% of the average VaR for the past 10 days
Alert situations                 Monthly losses                      30% of the average VaR for the past 10 days

----------
(1) Foreign currency position is the difference between assets and liabilities denominated in foreign currency, recorded in and out of the balance, realized or contingent, including those that are settled in Colombian local currency, which correspond to the financial statements that include operations within the national territory.

(2) Spot foreign currency's position is the difference between assets and liabilities, denominated in foreign currency, based on the unique chart of accounts; investments available for sale in equity and debt securities, held to maturity and capital contributions in foreign branches and derivates as indicated: forward contracts, futures contracts, swaps and profit or loss in option valuation. Operations that can be settled in local currency are not included in this position.

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

          In the foreign subsidiaries, the investment portfolio is held in U.S. dollars and comprises fixed rate investments and floating rate investments, such as those indexed to the Libor rate. With regard to the management of issuers, the foreign subsidiaries manage Latin American issuers for which an individual credit study has been made according to the methodology defined in the Bank's Treasury Division guidelines. Bancolombia's investment policies do not include restrictions regarding the maturity of the securities held in the portfolio, but do include a target duration for the entire portfolio instead.

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

B.3. COMMITMENT FOR CAPITAL EXPENDITURES

          See Item 4. Information on the Company - A. History and Development of the Company - Capital Expenditures and Divestitures.

C.   PATENTS, LICENSES AND CONTRACTS

          BC is not dependent on research and development of patents or licenses, nor is dependent on an industrial, commercial or financial contract (including contracts with customers or suppliers) individually considered.

D.   TREND INFORMATION

     ECONOMIC TRENDS

In 2005, the Central Bank implemented expansive economic policies, increasing liquidity in the market. The average M3 growth rate for 2005 reached 15.5% versus 12.1% for 2004 which explains why the interbank interest rate remained below the Central Bank's expansion rate. Even when the Central Bank lowered its reference rate, as was the case in September 2005, the interbank rate continued well below the Central Bank's rate. No substantial variations are anticipated in the country's monetary policy in 2006, although it is expected that the Central Bank shall slightly increase its interest rates during the second half of the year, given the decreasing difference between internal and external interest rates. While the Bank did not assume meaningful interest rate shifts from our previous views, Colombia's central bank started its preemptive tightening campaign in April 2006 and currently is expected to continue to increase the interest rate at a gradual pace until the end of the year so that it is expected to end with a 100 basis points Refi rate(7) hike or 7% by December 2006.

----------
(7)  Refi Rate is the Central Bank's lending rate to the banking system

          Meanwhile, fiscal policy has continued on a neutral path, with a certain expansionary tendency, not just because of greater public spending - although this is rather inflexible - but also because the effects of a wider tax coverage have been clearly evident with a strong increase in tax revenues over the last two years. For 2006 and 2007, fiscal policy should continue to become more expansive, given on one hand the growth in spending will continue to outweigh the growth in income, and on the other, due to the proposed tax reforms. Since the exchange rate has increased during the last two months and has shifted from a slightly appreciated rate to a modestly depreciated rate for the year, some fiscal accounts can be assumed to experience slight impacts. First, external interest payments should increase by approximately US$ 200,000,000 from the government's original financial plan. Second, due to higher oil prices and a stronger dollar or weaker peso, revenues from the state oil company should increase by nearly US$ 273,000,000. Therefore, the net impact of the fiscal numbers for 2006 is still favorable to the Colombian government. Lastly, the government has announced a reduction of US$ 200,000,000 on local debt auctions for 2006 to limit the impact of higher local interest rates on its 2006 budget.

          The most popular of these proposals has to do with passing a tax reform bill during the second half of the year, reducing income tax from 38.5% to 28%. For the second half of the year, a more structural reform has been proposed by means of which VAT (Value Added Tax) is to be simplified and extended to all products available in the economy. This measure would also seek to decrease current evasion of this tax, which represents an estimated 21% of the total potential revenue.

          BC's current expectations with regard to the different economic policies for 2006, indicate a favorable environment encouraging a moderate increase in internal interest rates. Therefore, BC's own projected growth rate for 2006 of approximately 4.4% is based on the estimated up trends both in employment and in public and private consumption, as well as the favorable tendencies that capital investment and trade terms for Colombian exports are showing at the moment. In its first quarter inflation report, Colombia's central bank raised its growth forecast to 4.8% based on higher consumption growth rates and higher commodities prices. Even with a higher growth prospect, the Central Bank called on lower inflation rates expected by the end of 2006 and 2007 from what it had previously forecast in December 2005. Nevertheless, Colombia's Central Bank said that due to the prospect of increased gas and energy prices and a higher average exchange rate for the year, it should follow a preemptive restrictive monetary policy stance. Looking forward it is plausible that the preemptive moves will be gradual in magnitude and speed.

          As of February 27, 2006, the Free Trade Agreement negotiations between Colombia and the United States were closed. Currently, this Free Trade Agreement is in the process of being presented for approval by the Congress of Colombia and the United States, which shall doubtlessly entail a certain amount of restructuring within the Colombian production sector but is undeniably an excellent opportunity for attracting foreign investment, modernizing the economy and continuing to allow a greater amount of international participation in the Colombian economy, all of which shall in turn bring about clear advantages such as encouraging a greater level of price stability and lowering the cost of capital. Finally, most Colombian financial assets have been hit by a more hostile external environment were the Federal Reserve of the United States is expected to go higher in its tightening cycle than expected a few months ago, while growth concerns have increased due to higher gasoline prices. Although the short term local fundamental outlook is still constructive some risk awareness and risk aversion could further hit local financial assets.

          BC's total assets increased 69.97% over the year to Ps 30,965 billion as of March 31, 2006 from Ps 18,218 billion as of March 31, 2005. Net loans increased 80.8% over the year to Ps 18,365 billion from Ps 10,159 billion as of March 31, 2005. The investment securities amounted to Ps 8,315 billion as of March 31, 2006 increasing 56.48% as compared to Ps 5,314 billion as of March 31, 2005. As of March 31, 2006 the investment in debt securities accounted for 97.8% of total investment securities.

          Stockholders' equity totaled Ps 3,199 billion at the end of the first quarter of 2006, increasing 61.34% compared to Ps 1,983 billion for the first quarter of 2005.

E.   OFF-BALANCE SHEET ARRANGEMENTS

          The following are the off-balance sheet arrangements in which BC is involved: standby letters of credit and bank guarantees.

          In order to meet the needs of its customers, BC issues financial standby letters of credit and bank guarantees. At December 31, 2003, 2004 and 2005, outstanding letters of credits and bank guarantees issued by BC totaled Ps 692,795 million, Ps 559,018 million and Ps 838,675 million, respectively.

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

          The table below summarizes at December 31, 2004 and 2005 all of BC's guarantees where the Bank is the guarantor. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

                                                                                                   MAXIMUM POTENTIAL AMOUNT OF
                       EXPIRE WITHIN ONE YEAR   EXPIRE AFTER ONE YEAR   TOTAL AMOUNT OUTSTANDING         FUTURE PAYMENTS
                       ----------------------   ---------------------   ------------------------   ---------------------------
                           2004        2005        2004        2005          2004        2005            2004        2005
                        ---------   ---------    --------   ---------     ---------   ---------       ---------   ---------
Financial standby
   letters of credit    Ps402,969   Ps474,159    Ps18,674   Ps 19,061     Ps421,643   Ps493,220       Ps421,643   Ps493,220
Bank guarantees            69,104     122,280      68,271     223,175       137,375     345,455         137,375     345,455
                        ---------   ---------    --------   ---------     ---------   ---------       ---------   ---------
   TOTAL                Ps472,073   Ps596,439    Ps86,945   Ps242,236     Ps559,018   Ps838,675       Ps559,018   Ps838,675
                        =========   =========    ========   =========     ==========  =========       =========   =========

          As of December 31, 2005, the bank held Ps 5.8 billion of securities issued by the Republic of Colombia that exceeded 10% of the Bank's shareholders' equity.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          The following table shows BC's known contractual obligations as of December 31, 2005:

                                                          LESS THAN        1-3          3-5       AFTER 5
        CONTRACTUAL OBLIGATIONS               TOTAL         1 YEAR        YEARS        YEARS       YEARS
        -----------------------            -----------   -----------   -----------   ---------   --------
                                                                    (Ps millions)
Long-term debt obligations                 Ps1,664,739   Ps  691,430   Ps  653,018   Ps308,562   Ps11,729
Time deposits                                6,366,616     5,071,136     1,026,302     251,347     17,831
Commitments to originate loans                 408,949       408,949            --          --         --
Commitments of repurchase of investments     1,329,913     1,329,913            --          --         --
Employee benefit plans(1)                       88,682        11,901        25,667      28,055     23,059
                                           -----------   -----------   -----------   ---------   --------
   TOTAL                                   Ps9,858,899   Ps7,513,329   Ps1,704,987   Ps587,964   Ps52,619
                                           ===========   ===========   ===========   =========   ========

----------
(1)  In 2003, the Bank amortized the total actuarial calculation.

G.   CRITICAL ACCOUNTING POLICIES AND ESTIMATES

          The following are considered critical accounting policies, given their significant impact on the financial condition and operating performance of BC. This information should be read together with Note 2 of the Consolidated Financial Statements.

          EVALUATION OF LOAN PORTFOLIO RISK AND DETERMINATION OF ALLOWANCES FOR LOAN LOSSES: BC currently evaluates loan portfolio risk according to the rules issued by the Superintendency of Banking, which establish qualitative and quantitative standards for assigning a risk category to individual assets. The qualitative analysis includes the evaluation of "potential weaknesses", "deficiencies" or "serious deficiencies" based on the existence and magnitude of the specific factors, according to the judgment of management. For the quantitative evaluation, the Bank first determines whether the loan has become due and then classifies the loan according to the number of days past due.

          The Superintendency of Finance requires minimum allowance levels for each category of credit risk and each type of loan in the Bank's portfolio. In addition, the Superintendency of Finance requires BC to maintain a general allowance equal to 1% of the gross loan portfolio.

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

H.   RECENT U.S. GAAP PRONOUNCEMENTS

          In May 2005, the FASB issued Statement No. 154 ("SFAS 154"), Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and amends the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

          In February 2006, the FASB issued Statement No. 155 ("SFAS 155"), Accounting for Certain Hybrid Financial Instruments. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets". This
Statement:

          a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

          b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

          c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

          d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

          e. Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

          This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We are currently evaluating the potential impact, if any, that the adoption of SFAS 155 will have on our consolidated financial statements.

          In March 2006, the FASB issued Statement 156 ("SFAS 156"), Accounting for Servicing of Financial Assets. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of the servicing assets, servicing liabilities, and related derivative instruments in the same accounting period. An entity that elects to subsequently measure servicing assets and servicing liabilities at fair value is expected to recognize declines in fair value of the servicing assets and servicing liabilities more consistently than by reporting other-than-temporary impairments.

          An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Bancolombia is evaluating the impacts of SFAS 156.

          In July 2005, the FASB posted FSP APB 18-1, "Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under the Equity Method in Accordance With APB Opinion No. 18 Upon a Loss of Significant Influence".

          The FSP requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor's proportionate share of the investee's OCI should be offset against the carrying value of the investment. To the extent that this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings.

          An entity should adopt this Staff Position as of the first reporting period beginning after July 12, 2005. The impact of FSP APB 18-1 will depend on the loss of significant influence of an investee accounted under equity method, if any, in a future period.

          EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". This FSP nullifies certain requirements of Issue 03-1 and supersedes EITF Abstracts, Topic No. D-44, "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value". This FSP specifically:

          a. Nullifies the requirements of paragraphs 10-18 of Issue 03-1 in EITF Abstracts

          b. Carries forward the requirements of paragraphs 8 and 9 of Issue 03-1 in EITF Abstracts with respect to cost-method investments

          c. Carries forward the disclosure requirements included in paragraphs 21 and 22 of Issue 03-1 and related examples in EITF Abstracts

          d.   References existing other-than-temporary impairment guidance.

          The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. Earlier application is permitted. The adoption of FSP FAS 115-1 and FAS 124-1 is not expected to have a material impact on BC consolidated financial statements.

I.   RELATED PARTY TRANSACTIONS

          See Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

          On December 31, 2005, the following persons acted as directors, alternate directors and senior management of BC:

DIRECTORS

          Juan Camilo Ochoa Restrepo was born in 1939. He is the President of Suramericana de Inversiones S.A.. Previously, he was President of Corfinsura S.A. from 2000 to March 2004 and Manager of Compania de Investigaciones Economicas Prospeccion S.A. from 1990 to 2000. He was Associate Professor in the Mathematics and Economics Departments of the Mines Faculty of the Universidad Nacional of Colombia from 1969 to 1973 and from 1978 to 1990, and Teaching and Research Assistant in the Mathematics and Education Departments of the University of California, Berkley, USA from 1973 to 1977. He also worked for the Economics Research Department of the National Industrial Association (Asociacion Nacional de Industriales "ANDI") from 1966 to 1969. Mr. Ochoa Restrepo worked as Design Engineer in the Engineering Department of Integral Ltda. from 1963 to 1966.

          Mr. Ochoa Restrepo is the President of the board of directors of Bancolombia S.A. and is a member of the boards of directors of Inversura S.A., Inversiones Argos S.A. (the former Cementos Argos S.A.), Grupo Nacional de Chocolates S.A, Tipiel S.A. and Vidrio Andino S.A.

          Carlos Enrique Piedrahita Arocha was born in 1954. He has been the President of Compania Nacional de Chocolates S.A. since 2000 and President of Inversiones Nacional de Chocolates S.A. (now Grupo Nacional de Chocolates S.A.) since 2003. He was President of Banco Corfinsura Internacional Inc. (Puerto
Rico) from 1998 to 2000, President of Corfinsura from 1993 to 2000, Vice President of Finance of Compania Suramericana de Seguros S.A. from 1989 to 1993, Vice President of Personal Banking of Banco Industrial Colombiano from 1986 to 1989, National Manager of Credit Cards of Banco Industrial Colombiano from 1984 to 1986, and General Manager of Suleasing S.A. from 1981 to 1984.

          Mr. Piedrahita Arocha is a member of the boards of directors of Suramericana de Inversiones S.A., Inversiones Argos S.A., ANDI and Fogafin. He is also a member of the Boards of Directors of the following civic associations:
Hospital San Vicente de Paul, Corporacion de Investigaciones Biologicas CIB, Proantioquia and Consejo Empresario de America Latina.

          Jose Alberto Velez Cadavid was born in 1950. He assumed the Presidency of Inversiones Argos S.A. (the former Compania de Cemento Argos S.A.) in November 2003 and the Presidency of Cementos Argos S.A. (the former Cementos del Caribe S.A.) in 2005. Since 1984, he has held several managerial positions at Suramericana de Seguros S.A., including Vice President of Marketing and Sales, Vice President of Investments, Vice President of Enterprise Development and President of Inversura S.A. and Suramericana de Seguros S.A.

          Mr. Velez Cadavid is also a member of the boards of directors of Suramericana de Inversiones S.A., Grupo Nacional de Chocolates S.A., Calcetines Cristal S.A. and Almacenes Exito S.A.

          Gonzalo Alberto Perez Rojas was born in 1958. He is the President of Inversura S.A. He held different managerial positions at Compania Suramericana de Seguros since 1981, such as Vice President of Corporate Businesses and Vice President of Insurance and Capitalization.

          Mr. Perez Rojas is also a member of the boards of directors of Interoceanica de Seguros S.A. (Republica de Panama) and ANDI. He is also Alternate Director of the boards of directors of Inversiones Argos S.A. and Colombiana de Inversiones S.A.

          Ricardo Sierra Moreno was born in 1951. He has been the President of Productora Distrihogar S.A. since 1989. Before he had held positions as Chief Financial Officer of Suramericana de Seguros S.A. from 1982 to 1989 and Regional Manager of Corporacion Financiera Suramericana S.A. Corfinsura from 1979 to 1982.

          Mr. Sierra Moreno is also a member of the boards of directors of Conconcreto S.A. and Calcetines Cristal S.A.. He is also a member of the ANDI's sectional board since 1992.

     ALTERNATE DIRECTORS

          Luis Mariano Sanin Echeverri was born in 1945. He has been the President of Fabricato Tejicodor S.A. since the year 2000. Previously, he was President of Tejidos El Condor S.A. from 1996 to 2000, General Manager of Cryogas S.A. from 1984 to 1996, Technical Vice President of Corporacion Financiera Nacional from 1977 to 1984 and Manager of Exportations and Planning of Pantex and Fabricato from 1973 to 1977. He also held positions at the ANDI from 1968 to 1969 and from 1971 to 1973.

          Mr. Sanin Echeverri is member of the boards of directors of Compania Colombiana de Tabaco S.A., Colombiana de Inversiones S.A, Industrias Estra S.A., Diagonal, Ascoltex, Inexmoda, Promotora de Hoteles S.A. and Fabrisedas.

          German Botero Arango was born in 1948. He is currently running his civil engineering private practice. He was the General Manager of Cementos El Cairo S.A. from 1986 until June 30, 2005. Previously, he was the Director of the Colombian Institute of Cement Producers.

          Mr. Botero Arango is a member of the boards of directors of Omya Andina S.A. and Suramericana de Inversiones S.A.

          Luis Alberto Zuleta Jaramillo was born in 1946. He is an economist and has worked as private consultant in Economics and Finance since 1986. He worked as a researcher at Fedesarrollo from 1987 to 1996 and from 1999 to 2004, First Director of Fondo de Garantias de Instituciones Financieras from 1985 to 1986 and Sub-Manager of Development of the Central Bank from 1984 to 1985. He has also worked as consultant for different governmental institutions.

          Mr. Zuleta Jaramillo is member of the boards of directors of Inversura S.A., Calcetines Cristal S.A. and Fundacion Proninez.

          Carlos Mario Giraldo was born in 1960. He has been the President of Inveralimenticias S.A. since 1997 and was the Vicepresident of International Business of the same company from 1994 until 1997. Previously he was the Secretary General and Director of the Legal Department of C.I. Uniban S.A.. He also held various positions in the Economics Research Department of the ANDI, such as General Manager for the Antioquia Region and Presidency and Legal Vice Precidency Assistant. He was also a civic controller and the Presidency Assistant of the Antioquia Cattle Federation (Federacion Antioquena de Ganaderos).

          Mr. Giraldo is an alternate member of the board of directors of COMFAMA. He is also a member of the board of directors of Aerorepublica. He is the President of the Commission for Colombian and Venezuelan Bilateral Relations (Comision de Relaciones Bilaterales Colombo Venezolana) and a member of the Consult Committee of the Latin American Bimbo Group Organization.

          Alejandro Gaviria Uribe was born in 1965. Since 2004, he has been a Professor and Researcher at Andes University (Bogota, Colombia) and a columnist for the weekly publication "El Espectador". Previously, he was the Subdirector of the National Planning Department from 2002 to 2004 and the Subdirector of Fedesarrollo from 2000 to 2002. He was an associate researcher for Fedesarrollo from 2000 to 2001, a Researcher for the Inter-American Development Bank - BID from 1998 to 2000, and the Head of the National Planning Department of Colombia from 1993 to 1994. He has also held positions as economist in the National Coffee Producers Federation and civil engineer for Suramericana de Seguros S.A.

          On March 2, 2006, the General Shareholders' Meeting approved an amendment to the By-laws of Bancolombia which increased the number of principal and alternate directors from five to seven. At the same meeting, the Shareholders appointed the individuals to serve as members of the Board of Directors for the April 2006 - March 2008 period. Therefore, German Botero Arango and Luis Mariano Sanin Echeverri were removed, and Juan Camilo Restrepo Salazar, David Bojanini Garcia, Carlos Raul Yepes Jimenez, Juan Sebastian Betancur Escobar, Francisco Moncaleano Botero and Maria Angelica Arbelaez Restrepo were appointed as disclosed in Item 6 - Directors, Senior Management and Employees, C - Board Practices.

          Certain information about the new appointed members of the Board of Directors is set forth below:

          Juan Camilo Restrepo Salazar was born in 1946. He has held different public charges such as Secretary and Adviser of the board of directors of the Banco de la Republica of Colombia, Banking Superintendent, President of the National Securities Commission (Comision Nacional de Valores), Commercial Manager of the Federacion Nacional de Cafeteros, Minister of Mines and Energy, Minister of Finance, and Ambassador of Colombia in France. He has also held certain positions in the private sector such as President of Fedeleasing, Representative of the Federacion Nacional de Cafeteros in the International Coffee Organization in London. He has been member of the boards of directors of various companies such as Bansuperior, Seguros Atlas S.A., Seguros Atlas de Vida, Almacafe, Banco Cafetero, BCH, Bancoldex, La Previsora S.A., the Caja de Credito Agrario, and Federacion Nacional de Cafeteros. Currently, he is a member of the board of directors of the Empresas Publicas de Medellin and Cusezar. He is the author of various articles and publications, and is a professor in different universities.

          David Emilio Bojanini Garcia was born in 1956. He has been the President of Proteccion S.A. since 1991. He previously worked in Suramericana de Seguros S.A. Currently, he is a member of the boards of directors of Grupo Nacional de Chocolates S.A., Inversiones Cementos Argos S.A., Leasing Colombia S.A. and Asofondos.

          Carlos Raul Yepes Jimenez was born in 1964. He is the Legal Vice President of Cementos Argos S.A.. He was previously the Legal Director of Bancolombia S.A. and also the Legal Director of CI Union de Bananeros de Uraba "Uniban". He is a member of the boards of directors of CI Carbones del Caribe and Corporacion de Cemento Andino Venezuela.

          Juan Sebastian Betancur Escobar was born in 1943. He is the President of Fundacion para el Progreso de Antioquia "Proantioquia". He has also held other positions such as General Manager of ANDI, President of Telecom, President of the Asociacion Nacional de Anunciantes, Vice President of Corporative Subjects of Suramericana de Seguros and Suramericana de Inversiones. He was the representative of the President of Colombia on the board of directors of Telecom and Colciencias. Currently, he is a member of the boards of directors of Cementos Paz del Rio, Brinks, Grupo Nacional de Chocolates S.A., Tipiel S.A., Fedesarrollo, Coinvertir, Corporacion Excelencia de la Justicia, Corporacion Antioquia Presente and the Fundacion Ideas para la Paz.

          Francisco Jose Moncaleano Botero was born in 1958. He is the President of Codiscos S.A. and Vice President of Operations of Caledco Corporation in Miami. He has held other charges such as Vice President of Operations of Hemisphere Services Miami, which is the holding company of ROV Limited, and Vice President of Finance of the Ganadero and Colpatria Banks' Miami Agency. He is a member and President of the board of directors of Codiscos S.A. and a member of the board of directors of JLT Re de Colombia S.A..

          Maria Angelica Arbelaez Restrepo was born in 1965. She was the Vice President of Economics of Asociacion Bancaria y de Entidades Financieras de Colombia- ASOBANCARIA from 2004 to 2005. She held different positions at Fedesarrollo from 1997 to 2004, where she is currently an associate researcher. She was external consultant of the Organization of American States ("OAS") in 1997. She worked for the Ministry of External Commerce from 1992 to 1997.

     SENIOR MANAGEMENT

          Jorge Londono Saldarriaga was born in 1947. He has been the President of Bancolombia since 1996, and was previously a member of its Board of Directors for three years. Mr. Londono was Vice President of Investing (CIO) of Suramericana de Seguros S.A. from 1993 to 1996, President (CEO) of the stockbrokerage firm Suvalor S.A. from 1991 to 1993 and Secretary of Finance of the City of Medellin from 1983 to 1984.

          Mr. Londono holds a degree in Business Administration from EAFIT University in Medellin, and a masters degree in Economic Development from the University of Glasgow in Scotland.

          Sergio Restrepo Isaza was born in 1961. He has been Executive Vice President of Corporate Development of Bancolombia since the Merger that took place on July 30, 2005 (for more information about the Merger see Item 4-Information on the Company, A- History and Development of the Company). Previously, he had been President (CEO) of Corfinsura since 2004 and held various managerial positions at Corfinsura such as Vice President of Investment Banking from 1996 to 2004, Vice President of Investment and International Affairs from 1993 to 1996, and before that, Assistant to the CEO, Regional Manager, International Sub-manager and Project Director.

          Mr. Restrepo holds a B.A. degree from EAFIT University in Medellin and an MBA degree from Stanford University.

          Juan Carlos Mora was born in 1965. He has been the Risk Management Vice President of Bancolombia since the Merger that took place on July 30, 2005. He served as the Vice President of Operations of Corfinsura since 2003 and held various positions within the corporation such as Corporate Finance Manager from 1995 to 2003, account executive from 1992 to 1995 and credit analyst from 1991 to 1992.

          Mr. Mora holds a B.A. degree from EAFIT University and an MBA degree from Babson College.

          Santiago Perez Moreno was born in 1955. He has been the Vice President of Personal and Medium and Small Business Banking since 1989, and has held different managerial positions at BC since 1981, such as Personal Banking Manager for the Bogota Region, International Commerce Manager for the Bogota Region, and assistant for the Vice Presidency of International Commerce.

          Mr. Perez holds an Industrial Economics degree from Los Andes University in Bogota and an MBA from IESE in Barcelona.

          Jaime Alberto Velasquez Botero was born in 1960. He has been the Vice President of Finance of Bancolombia since 1997. From 1989 through 1997, he held several managerial positions in the Economic Department and Investor Relations Department. Previously, he worked at C.I. Banacol from 1987 to 1989.

          Mr. Velasquez holds an Economics Degree from Antioquia University in Medellin.

          Margarita Maria Mesa Mesa was born in 1960. She has been the Legal Vice President and Secretary General of Bancolombia since the Merger that took place on July 30, 2005. She held the position of Secretary General of Corfinsura S.A. since 1993, becoming an executive officer in 2002.

          Mrs. Mesa graduated from UPB University Law School in Medellin, obtained a post graduate degree in Commercial Law from the UPB University, and an MBA from EAFIT University in Medellin.

          Jorge Ivan Toro Villegas was born in 1948. He has been the Vice President of Technology of Bancolombia since the Merger that took place on July 30, 2005. Mr. Toro was the Vice President of Media and Technology of Conavi from 2003 until the Merger. Mr. Toro first joined Conavi in 1973, where he held positions as Vice President of Business Development, Vice President of Planning and systems analyst. Mr. Toro was also the President of TODO 1 S.A. (Colombia) and CEO of TODO 1 Services Inc. (Miami), both affiliated companies of Conavi. From 1994 to 1996, he was the President of Unisys de Colombia S.A. Previously, he worked as a systems analyst for the City of the Medellin from 1971 to 1974.

          Mr. Toro taught Financial Mathematics from 1971 to 1985 and Project Management from 1993 to 2000 in the University of Medellin. He also taught in the Banking Studies Degrees of the Andes University in Bogota from 1989 to 2000, the UIS University from 1995 to 1996 and the EAFIT University in Medellin from 1990 to 1993.

          Mr. Toro holds a Civil Engineer degree from Medellin University and a post graduate degree in Financial Institutions Management from Northwestern University (USA).

          Gonzalo Toro Bridge was born in 1960. He has been Vice President of Corporate Banking of Bancolombia since 2003. From 1988 until 1994, he was the Assistant of the Vice Presidency of Corporate and International Banking and from 1994 to 2003 he was the Vice President of Corporate and International Banking.

          Mr. Bridge holds a B.A. degree from EAFIT University in Medellin and a certificate of attendance from the Advanced Management Program for overseas bankers from the University of Pennsylvania.

          Federico Ochoa Barrera was born in 1947. He has been the Executive and Services Vice President of Bancolombia since 1998. Before the merger of Banco Industrial Colombiano and Banco de Colombia, he held several positions at Banco de Colombia, including National Branches Vice President, Administrative Vice President, Executive and Commercial Vice President and Executive President.

          Mr. Ochoa holds a B.A. from Harvard College and an attendance certificate for the Executives Program from Carnegie-Mellon University.

          Hernan Dario Ramirez Giraldo was born in 1958. He has been the Administrative Vice President of Bancolombia since the Merger that took place on July 30, 2005. Previously, he had been the Vice President of Internal Audit since 1998. Mr. Ramirez has worked for Bancolombia and its subsidiaries since 1985, holding positions such as Chief Accountant Officer from 1991 to 1996, Internal Auditor from 1996 to 1998 and Operations Manager of FiduBIC from 1994 to 1996.

          Mr. Ramirez holds an industrial engineering degree from Antioquia University in Medellin, an accounting degree from the Medellin University and a certificate of attendance from the Strategic Management Program for Top Directors from the University of Monterrey in Mexico.

          Luis Fernando Montoya Cusso was born in 1964. He has been the Vice President of Operations since 1998. Since 1973, he has occupied several positions at Bancolombia, including Manager of Northern, Bogota and Cucuta Regions and Operations Manager.

          Mr. Montoya holds a B.A. degree from EAFIT University in Medellin.

          Jairo Burgos de la Espriella was born in 1965. He has been the Vice President of Human Resources since 1998. Since 1990, he has held several positions in the Bank's Human Resources Department. Previously, Mr. Burgos held positions as Legal Director of the Compania del Telesferico a Montserrate S.A. from 1987 to 1989 and of the Fundacion San Antonio de la Arquidiocesis de Bogota S.A. from 1989 to 1990.

          Mr. Burgos graduated from Pontificia Universidad Javeriana (PUJ) Law School in Bogota, obtained post graduate degrees in Corporate Law and Labor Law from the PUJ University, and a Masters degree in Science of Management from the Arthur D. Little School of Management in Boston.

          Luis Fernando Munoz Serna was born in 1956. He has been the Vice President of Mortgage Banking since the Merger that was completed on July 30, 2005. Before, Mr. Munoz acted as CEO of Conavi since June 2005. Mr. Munoz joined Conavi in 1989 as Regional Manager for Bogota, holding various positions at Conavi such as Vice President of Business Development and VP of Corporate Banking since 1994. Previously, Mr. Munoz worked as Branch Manager for the main office of BIC in Bogota from 1983 to 1989 and Branch Manager for the main office of Banco Real de Colombia in Bogota from April to October 1989.

          Mr. Munoz holds an industrial engineering degree from Pontificia Universidad Javeriana in Bogota.

          Luis Arturo Penagos Londono was born in 1950. He has been the Vice President of Internal Audit since January of 2006. He had previously been the Internal Auditor of Conavi since 1993 and the Compliance Officer since 1996. He was the CEO of El Mundo daily paper from 1990 to 1991 and the External Auditor of Uniban S.A. from 1980 to 1983. He also worked as audit assistant to Coltejer S.A. from 1977 to 1990 and was the Dean of the B.A. Department of EAFIT University from 1983 to 1993.

          Mr. Penagos is a CPA from Antioquia University in Medellin and has an MBA degree and a specialization diploma in Systems Audit from EAFIT University.

          There are no family relationships between the directors and senior management of Bancolombia listed above.

          No arrangements or understandings have been made by major shareholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.

B.   COMPENSATION

          Bancolombia compensates each of its directors Ps 1,200,000 per meeting. The directors receive no other compensation or benefit. Consistent with Colombian law, we do not disclose to our shareholders, or otherwise make public, information regarding the compensation of our individual officers. The aggregate amount of remuneration paid by BC and consolidated Subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2005 was Ps25,926 million.

          BC has established an incentive compensation plan that awards bonuses bi-annually to its vice presidents, department directors and certain managers. In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of BC and its executives achievement of individual goals. BC's variable compensation has deferred elements and depending on the amount awarded, the bonuses are payable in cash or as a combination of cash, a right to receive in three years an amount in cash determined with reference to the value of BC Common or Preferred Shares and an entitlement to a share in a pool of unvested bonuses. The pool of unvested bonuses is an account of preliminary bonuses, payable once it is established that the results that are the basis of such bonuses have been sustained over time and were not the result of a particular, extraordinary transaction that does not reflect better performance, according to guidelines designed by the Bank. Such elements are solely paid when certain future profits are obtained. At December 31, 2005, based on internal analysis, there was a provision maintained for future compensation payments in the amount of Ps2,423 million.

          The Bank paid a total of Ps523,720 million for salaries of personnel employed directly by the Bank and upper management of its affiliates. The sum of Ps17,930 million that was paid for the incentive compensation plan is included in that amount.

C.   BOARD PRACTICES

          The following are the terms of office and the period during which the principal and alternate directors have served BC, as of December 31, 2005:

              NAME                 FIRST ELECTED TO THE BOARD   TERM EXPIRES
              ----                 --------------------------   ------------
Juan Camilo Ochoa Restrepo                   2004                   2006
Carlos Enrique Piedrahita Arocha             1994(1)                2006
Jose Alberto Velez Cadavid                   1996                   2006
Gonzalo Alberto Perez Rojas                  2004(2)                2006
Ricardo Sierra Moreno                        1996(3)                2006
Luis Mariano Sanin                           2002                   2006
German Botero Arango                         2002                   2006
Luis Alberto Zuleta Jaramillo                2004                   2006
Carlos Mario Giraldo Moreno                  2005                   2006
Alejandro Gaviria Uribe                      2005                   2006

----------
(1) Carlos Enrique Piedrahita Arocha had previously served as BC's Director during the period 1990-1993.

(2) Gonzalo Alberto Perez Rojas had previously served as BC's Director during the period 1990-1994.

(3) Ricardo Sierra Moreno had previously served as BC's Director during the period 1982-1988.

          On May 2, 2006 the General Shareholders' Meeting approved an amendment to the By-laws of Bancolombia which increased the number of principal and alternate directors from five to seven. On the same meeting, the Shareholders appointed the following individuals to serve as members of the Board of Directors of Bancolombia for the April 2006 - March 2008 period:

                                   PRINCIPAL /   FIRST ELECTED
              NAME                  ALTERNATE     TO THE BOARD   TERM EXPIRES
              ----                 -----------   -------------   ------------
Juan Camilo Ochoa Restrepo          Principal       2004             2008
Jose Alberto Velez Cadavid          Principal       1996             2008
Carlos Enrique Piedrahita Arocha    Principal       1994(1)          2008
Gonzalo Alberto Perez Rojas         Principal       2004(2)          2008

                                   PRINCIPAL /   FIRST ELECTED
              NAME                  ALTERNATE     TO THE BOARD   TERM EXPIRES
              ----                 -----------   -------------   ------------
Ricardo Sierra Moreno               Principal       1996(3)          2008
Juan Camilo Restrepo Salazar        Principal       2006             2008
Alejandro Gaviria Uribe             Principal       2005             2008
David Bojanini Garcia               Alternate       2006             2008
Carlos Raul Yepes Jimenez           Alternate       2006             2008
Juan Sebastian Betancur Escobar     Alternate       2006(4)          2008
Carlos Mario Giraldo Moreno         Alternate       2005             2008
Francisco Moncaleano Botero         Alternate       2006             2008
Luis Alberto Zuleta Jaramillo       Alternate       2004             2008
Maria Angelica Arbelaez Restrepo    Alternate       2006(5)          2008

----------
(1) Carlos Enrique Piedrahita Arocha had previously served as BC's Director during the period 1990-1993.

(2) Gonzalo Alberto Perez Rojas had previously served as BC's Director during the period 1990-1994.

(3) Ricardo Sierra Moreno had previously served as BC's Director during the period 1982-1988.

(4) Juan Sebastian Betancur Escobar had previously served as BC's Director during the period 1994-2002.

(5) Maria Angelica Arbelaez Restrepo had previously served as BC's Director during the period 2004-2005.

          The following are the current terms of office and the period during which the members of senior management have served BC. There are no defined expiration terms.

             NAME                PERIOD SERVED
             ----                -------------
PRESIDENT
Jorge Londono Saldarriaga          Since 1996

VICE PRESIDENTS
Sergio Restrepo Isaza              Since 2005
Federico Ochoa Barrera             Since 1984
Jaime Alberto Velasquez Botero     Since 1997
Juan Carlos Mora Uribe             Since 2005
Margarita Maria Mesa Mesa          Since 2005
Santiago Perez Moreno              Since 1989
Gonzalo Toro Bridge                Since 1998
Luis Fernando Munoz Serna          Since 2005
Jorge Ivan Toro Villegas           Since 2005
Luis Arturo Penagos Londono        Since 2006
Hernan Dario Ramirez Giraldo       Since 1998
Luis Fernando Montoya Cusso        Since 1998
Jairo Burgos de la Espriella       Since 1998

          Neither BC nor its Subsidiaries have any service contracts with BC's directors providing for benefits upon termination of employment.

          BC, in accordance with the requirements of External Circular 007 of 2001 issued by the former Superintendency of Banking, as amended, has an audit committee whose main purpose is to support the Board of Directors in supervising the effectiveness of the Bank's internal controls. The committee consists of five directors who are elected by the Board of Directors for a period of two years, one of whom must be a financial expert. The current principal members are Luis Alberto Zuleta Jaramillo, Jose Alberto Velez Cadavid, Ricardo Sierra Moreno, Carlos Raul Yepes Jimenez and Juan Sebastian Betancur Escobar. The audit committee may also designate independent advisors to support its activity.

          As established by the Superintendency of Finance, the audit committee has a charter that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The audit committee must meet at least quarterly and must present a report of its activities at the General Shareholders' Meeting.

          BC currently complies with applicable requirements of the Sarbanes Oxley Act of 2002 for foreign issuers with respect to the composition and functions of its audit committee, and the rules there under by the U.S. Securities and Exchange Commission (the "SEC"). As soon as they are applicable to foreign issuers, BC will comply with any additional requirements.

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

D.   EMPLOYEES

          The following table sets forth the number of employees of BC for the last three fiscal years:

                    TOTAL NUMBER OF EMPLOYEES        NUMBER OF
                      EMPLOYED BY BC AND ITS    EMPLOYEES EMPLOYED
AS OF DECEMBER 31   CONSOLIDATED SUBSIDIARIES     BY BC DIRECTLY
-----------------   -------------------------   ------------------
      2003                     8,001                   6,473
      2004                     8,609                   7,027
      2005                    14,562                  11,571
                              ======                  ======

          On December 31, 2005, Bancolombia and its consolidated Subsidiaries had 14,562 employees of which 11,571 were employed directly by the Bank. Of the 11,571 employees directly contracted by the Bank, 8,386 belong to operations personnel and 3,185 are management employees. Of the 11,571 employees, approximately 26.58% are located in the Bogota Region, 14.04% in the South Region, 18.77% in the Antioquia Region, 21.60% in the Medellin headquarters, 10.01% in the Central Region and 9.01% in the North Region. During 2005, the Bank contracted an average of 126 employees per month through temporary personnel service companies. Of the employees, approximately 12.48% belong to a labor union called Sintrabancol and 9.65% are members of an industry union called UNEB. A collective bargaining agreement with both unions has been in effect since November 1, 2005 and is set to expire on October 31, 2008. This agreement is applied approximately to 8,386 employees.

          The Bank is satisfied with the existing collective bargaining agreement, both for the labor costs and its implications, as well as for the relationship it has helped to develop with the labor unions and BC employees.

E.   SHARE OWNERSHIP

          The following directors and managers owned Common Shares in BC as of December 31, 2005: Juan Camilo Ochoa Restrepo, Ricardo Sierra Moreno, Gonzalo Alberto Perez Rojas, German Botero Arango, Jorge Londono Saldarriaga, Luis Santiago Perez Moreno and Gonzalo Toro Bridge. None of their shareholdings, individually or in the aggregate, exceeded 1% of BC's outstanding Common Shares.

          Luis Santiago Perez Moreno is the only executive officer of BC who owned any Preferred Shares in BC as of December 31, 2005. His shareholding did not exceed 1% of BC's outstanding Preferred Shares.

          As of December 31, 2005, BC had no outstanding options to acquire any of its outstanding Common Shares or Preferred Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

          The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of BC's capital stock by each person known to BC to own beneficially more than 5% of each class of BC's outstanding capital stock as of December 31, 2005. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

                                                                                     % OWNERSHIP    % OWNERSHIP   % OWNERSHIP
                                                                                      OF COMMON    OF PREFERRED     OF TOTAL
NAME                                              COMMON SHARES   PREFERRED SHARES    SHARES(1)      SHARES(1)     SHARES(1)
----                                              -------------   ----------------   -----------   ------------   -----------
Suramericana de Inversiones and Subsidiaries(2)    230,874,330         1,045,318        45.3%           0.5%         31.9%
Inversiones Argos S.A.(3)                           72,386,256         7,727,568        14.2%           3.5%         11.0%
ADR Program                                                 --       141,935,536           0%          65.1%         19.5%
Fondo de Pensiones Obligatorias Proteccion S.A.      5,517,271        23,113,334         1.1%          10.6%          3.9%
                                                   ===========       ===========        ====           ====          ====

----------
(1) Common shares have one vote per share; Preferred Shares have limited voting rights under certain circumstances specified in the by-laws of BC filed as
     Exhibit 1 to this Annual Report.

(2) Represents ownership of Suramericana de Inversiones S.A. directly and through its subisidiaries Portafolio de Inversiones Suramericana S.A., Fideicomiso Citirust-Suramericana-IFC, Inversiones SPC S.A., Inversiones la Merced S.A. Compania Suramericana de Construcciones S.A., Cia.Suramericana de Seguros S.A., Cia. Suramericana de Seguros de Vida S.A and Suramericana Administradora de Riesgos Profesionales y Seguros SURATEP.

(3) Represents ownership of Inversiones Argos S.A. directly and through subsidiary Cementos Argos S.A.

          As of December 31, 2005 a total of 509,704,584 Common Shares and 218,122,421 Preferred Shares were registered in the Bank's shareholder registry in the name of 19,476 shareholders. A total of 8,329,873 Common Shares, representing 1.6% of outstanding Common Shares, were directly held by 35 record holders in the United States, a total of 141,935,536 representing 65.1% of Preferred Shares were held directly by 1 record holder in the United States (ADR Program), and a total of 1,237,216 representing 0.6% of outstanding Preferred Shares, were directly held by 21 record holders in the United States. Because certain of the Preferred Shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

          Changes shown in the percentage ownership held by major shareholders in the last year are partially a direct result of the Bank's Merger with Conavi and Corfinsura that took place on July 30, 2005 (See Item 4. Information on the Company - A. History and Development of the Company - Recent Developments).

          As a result of the Merger, shareholders of Conavi and Corfinsura received shares of Bancolombia in exchanges for their Conavi and Corfinsura shares in accordance with the exchange ratios provided for in the Merger Agreement and the BNP Report.

          In accordance with the Merger Agreement, starting from the business day following the Merger and for the three month period that ended October 31, 2005 shareholders of Conavi and Corfinsura were able to choose the class of Bancolombia shares (common or non voting preferred shares) to receive in exchange for their Conavi and Corfinsura shares. Shareholders of Conavi and Corfinsura which did not exercise their right to choose during the specified three month period, received common shares of Bancolombia.

          As a result of the issuance of new shares for purposes of the Merger the number of outstanding common and preferred shares of Bancolombia increased as follows:

                                                   COMMON SHARES   PREFERRED SHARES      TOTAL
                                                   -------------   ----------------   -----------
Number of shares outstanding as of July 29, 2005    398,259,608      178,435,787      576,695,395
Shares issued in exchange for Conavi and
   Corfinsura shares as of November 1, 2005.        111,444,976       39,686,634      151,131,610
Shares outstanding from November 1, 2005.           509,704,584      218,122,421      727,827,005
Current capital structure as of November 1, 2005          70.03%           29.97%             100%

          Some of Bancolombia's major shareholders also held shares of Conavi and or Corfinsura, directly or through their subsidiaries, at the time of the Merger and therefore received additional Bancolombia shares in exchange for their Conavi and Corfinsura shares, increasing or maintaining, therefore, their percentage ownership as a result of the Merger.

          In addition, on September 27, 2005, the Venezuelan company Mercantil Servicios Financieros C.A. sold (through the Colombian Stock Exchange) the entire position it held in the Bank, directly and through its subsidiaries, which was composed entirely of common shares and corresponded to approximately 4.4% of the Bank's capital stock after the Merger.

          There has not been any other significant changes in the percentage ownership held by any major shareholder during the last three years.

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

B.   RELATED PARTY TRANSACTIONS

          From time to time, BC makes loans to affiliates and other related parties and engages in other transactions with such parties. Such loans have been made in the ordinary course of business, on substantially the same terms, including interest rates and required collateral, as those prevailing at the time for comparable transactions with other similarly situated persons, and have not involved more than the normal risk of collectibility or presented other unfavorable features.

          None of the related party transactions are considered material to the company or to the related party and there are no transactions that are unusual in their nature or conditions.

          BC had a total amount of Ps296,635 million in loans outstanding to related parties as of April 30, 2006. This amount includes the largest amount outstanding as of April 30, 2006, which is a working capital loan to Concesiones Urbanas S.A. outstanding in the amount of Ps119,801 million and accrued interest for Ps1,825 million. As of April 30, 2006, the average interest rate for this loan is 10.97%.

          During 2005, significant balances and transactions with related parties were as follows:

                                      2005

                             ENTERPRISES THAT
                                DIRECTLY OR
                            INDIRECTLY THROUGH
                                ONE OR MORE
                              INTERMEDIARIES,
                              CONTROL OR ARE
                             CONTROLLED BY, OR
                             ARE UNDER COMMON
                             CONTROL WITH, THE       KEY
                                COMPANY AND      MANAGEMENT
                                ASSOCIATES        PERSONNEL
                            ------------------   ----------
                               (Ps million)
BALANCE SHEET
   Investment securities         Ps293,073        Ps    --
   Loans                           149,892          18,802
   Customers' acceptances
      and derivatives              161,509             306
   Accounts receivable             175,095              --
                                 ---------        --------
      TOTAL                      Ps779,569        Ps19,108
                                 =========        ========

   Deposits                        489,909             996
   Accounts payable                  1,966              --
   Bonds                            22,270              --
                                 ---------        --------
      TOTAL                      Ps514,145        Ps   996
                                 =========        ========

   TRANSACTIONS INCOME
   Dividends received                6,403              --
   Interest and fees                20,029           1,963
   Other                                73             133
                                 ---------        --------
      TOTAL                      Ps 26,505        Ps 2,096
                                 =========        ========

                                      2005

                          ENTERPRISES THAT
                             DIRECTLY OR
                         INDIRECTLY THROUGH
                             ONE OR MORE
                           INTERMEDIARIES,
                           CONTROL OR ARE
                          CONTROLLED BY, OR
                          ARE UNDER COMMON
                          CONTROL WITH, THE       KEY
                             COMPANY AND      MANAGEMENT
                             ASSOCIATES        PERSONNEL
                         ------------------   ----------
                            (Ps million)
EXPENSES
Interest                        33,149             629
Fees                                --             100
Other                               --               3
                              --------           -----
   TOTAL                      Ps33,149           Ps732
                              ========           =====

C.   INTEREST OF EXPERTS AND COUNSEL

          Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.   CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1. CONSOLIDATED FINANCIAL STATEMENTS

          Reference is made to pages F- 1 through F - 131.

A.2. LEGAL PROCEEDINGS

          The Bank (unconsolidated) is involved in normal collection proceedings, restructuring proceedings with respect to certain borrowers and other legal procedures in the ordinary course of business. For the purpose of its audited financial statements, the Bank has various contingent liabilities, including contingent liabilities relating to ordinary commercial and civil litigation outstanding at December 31, 2005 amounting to Ps369,452 million. As of December 31, 2005, Ps11,167 million of these liabilities are covered in a guarantee contract entered into by Fogafin and private investors when Banco de Colombia was sold to investors. This guarantee contract remains in force in connection with litigation that was commenced before the privatization of Banco de Colombia. In the opinion of management, after consultation with its external Colombian legal counsel, the outcome of these contingent liabilities relating to ordinary commercial and civil litigation is not expected to have a material adverse effect on BC's financial condition or results of operations and the possibility of loss by BC as a result of such litigation is not likely to exceed the recorded allowance at December 31, 2005 of Ps16,729 million.

     OTHER LEGAL PROCEEDINGS

          The legal claims in which the Bank has been linked as defendant are duly provisioned in the cases required, in accordance with Colombian regulations, as shown in the notes to the financial statements. No event has occurred in those legal proceedings that may significantly and negatively impact the regular course of business of the Bank or its results.

          On December 26th, 2003, the Special Unit of the Attorney General's Office for Crime Against Public Administration delivered a preclusion order related to the criminal investigation against Jorge Londono Saldarriaga and Federico Ochoa Barrera, President and Vice-President respectively of Bancolombia, which was initiated as a result of an accusation filed by the Gilinski family. This decision was upheld in the second instance by the Attorney General's Delegated Unit before the Supreme Court of Justice on July 8th, 2004.

          The Attorney General's Office established that the alleged crimes of fraud, unauthorized operations with shareholders and improper use of public resources had not been committed and as a result the Bank was completely exonerated from the claims for damages filed by the plaintiffs.

          In 2005, before the Civil Division of the Supreme Court of Justice, Messrs. Jaime and Isaac Gilinski filed an action for the protection of rights against the Attorney General's Office, the Delegated Attorney General's Unit before the Supreme Court of Justice and the National Unit of Attorney General Offices Specialized in Crimes against Public Administration, in an attempt to reopen the investigation, alleging that certain evidence gathered abroad was not taken into account when deciding on the merits of the case, thereby constituting a principle of administrative law obstructing due process.

          By means of an award granted August 25, 2005, the Civil Division of the Supreme Court of Justice rejected this claim, considering that the Attorney General's Office in the second instance, upon resolving this issue, considered that the evidence that was requested by the Public Prosecutor's Office was not relevant to the investigation, a conclusion that at one time was stated by the plaintiffs' own attorney. The plaintiffs then proceeded to file an appeal against this decision before the Labor Division of the Supreme Court of Justice, which then upheld the original decision considering that no action for the protection of rights was warranted with regard to court decisions.

          The action for the protection of rights was accepted for review by the Constitutional Court, and a decision in this regard is still pending.

          In 2004, an arbitration process was initiated by the Bank under the auspices of the Bogota Chamber of Commerce to resolve certain claims related to hidden contingencies and liabilities that the Bank believes are payable by the former owners of Banco de Colombia and to ensure the effectiveness of the guaranty that was granted with respect to the sold shares, the value of which is now US$30 million. BC's claim under this suit amounted to approximately Ps 50,614 million, not including interest updates.

          On March 30, 2006, the arbitral tribunal issued an award ordering the defendant to pay Bancolombia Ps63,216 million, including inflation adjustments and interest. The defendant filed an action for cancellation, which has not yet been considered.

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

          On May 16, 2006, the arbitration tribunal issued an award that ruled in favor of Bancolombia on the majority of the claims. However, the tribunal ruled that Bancolombia should pay Ps40,570 million to the plaintiffs with respect to their allegations of insufficient capitalization compensated with external borrowings.

          The arbitration tribunal denied all the plaintiffs' cla ims against the senior management and exonerated them from all liability, ordering the plaintiffs to pay the court costs.

          In addition, the arbitration tribunal held that plaintiffs had failed to prove that Bancolombia and its senior managers committed any fraudulent operations or fraudulent representations regarding the above-mentioned agreement, and denied any moral damages in favor of the plaintiffs.

          On June 7, 2006, the Bank filed an extraordinary cancellation action before the Superior Tribunal of Bogota pursuant to Article 163(7),(8) and (9) of Decree 1818 of 1998, challenging the May 16, 2006 ruling of the Arbitration Tribunal. In the cancellation action, the Bank argued that the ruling contained mathematical mistakes, that the Arbitration Tribunal did not decide issues that were material to the arbitration, that the Arbitration Tribunal instead decided issues that were not material to the arbitration and that the Arbitration Tribunal improperly granted more than the relief requested. In addition, the Bank offered to provide security in accordance with the terms of the third paragraph of Article 331 of the Civil Procedure Code of Colombia in order to stay the award while the cancellation action is pending.

          The Bank has filed an extraordinary cancellation action against an award given as a result of arbitration proceedings filed by Mr. Luis Alberto Duran against Bancolombia before the Superior Tribunal of Bogota by means of which the Bank requests such Tribunal to determine if the arbitrators' decision was taken according to current Colombian procedure and regulations. The cancellation action refers exclusively to the award against Bancolombia. In all matters favorable to the Bank, the arbitration award is final.

          At December 31, 2005, the Bank had set up a provision of Ps21,470 million for this contingency until the Superior Court of Bogota grants a final decision in this regard.

          On the other hand, after hearing a people's action filed by the lawyer Maximiliano Echeverri against the Bank and the Colombian Superintendencies of Banking and Securities (now the Superintendency of Finance), the Contentious Administrative Court of Cundinamarca ruled against the plaintiff's claims on August 10, 2005. The plaintiff had sought to have the merger and acquisition process declared contrary to the people's rights to administrative morality and free economic competition, alleging omissions by these monitoring and control authorities with regard to the merger and acquisition process, as well as supposed maneuvers on the part of BIC to prevent Banco de Colombia shareholders from obtaining all relevant information with which to make the corresponding decisions. On June 7, 2006, the Council of State upheld the original decision against the plaintiff in a judgment on appeal.

          Additional information about the Bank (unconsolidated) and its Subsidiaries relating to these and other legal proceedings may be found in Note 26 Commitments and Contingencies to the Consolidated Financial Statements.

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

          The following table sets forth the annual cash dividends paid on each Common Share and each Preferred Share during the periods indicated:

DIVIDENDS DECLARED
WITH RESPECT TO          CASH DIVIDENDS    CASH DIVIDENDS
NET INCOME EARNED IN:   PER SHARE(1)(2)   PER SHARE(1)(3)
---------------------   ---------------   ---------------
                               (Ps)        (U.S. DOLLARS)
2001 ................          84              0.036
2002 ................         132              0.045
2003 ................         272              0.101
2004 ................         376              0.159
2005.................         508              0.222

----------
(1)  Includes Common Shares and Preferred Shares.

(2) Cash dividends for 2001, 2002, 2003 and 2004 were paid in quarterly installments and cash dividends for 2005 will be paid in quarterly installments.

(3) Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (February or March, as applicable).

B.   SIGNIFICANT CHANGES

          There has not been any significant changes since the date of the annual financial statements included in this document.

ITEM 9.   THE OFFER AND LISTING.

A.   OFFER AND LISTING DETAILS

          BC is a NYSE listed company and its ADSs are listed under the symbol "CIB". The table below sets forth, for the periods indicated, the reported high and low market prices and share trading volume for the Preferred Shares on the Medellin Stock Exchange until July 3, 2001, and the Colombian Stock Exchange after July 3, 2001, when the Medellin Stock Exchange, the Bogota Stock Exchange and the Occidente Stock Exchange merged to form the Colombian Stock Exchange. The table also sets forth the reported high and low market prices and the trading volume of the ADSs on the NYSE for the periods indicated:

                    MEDELLIN/COLOMBIA
                      STOCK EXCHANGE         NEW YORK STOCK EXCHANGE
                    -----------------   ------------------------------
                          Ps PER
                     PREFERRED SHARE     US$ PER ADS
                    -----------------   ------------    TRADING VOLUME
                       HIGH     LOW      HIGH    LOW   (NUMBER OF ADSS)
                      ------   -----    -----   ----   ----------------
YEAR ENDING
December 31, 2001      1,300     650     3.20   1.00       4,702,300
December 31, 2002      1,800   1,025     2.88   1.35       8,195,800
December 31, 2003      3,800   1,750     5.35   2.32       9,789,400
December 31, 2004      9,030   3,839    14.12   5.30      31,487,800
December 31, 2005     17,000   7,670    29.25   12.4      81,772,000

Source: NYSENet (Composite Index), Medellin Stock Exchange and Colombia Stock Exchange.

                    COLOMBIA STOCK EXCHANGE        NEW YORK STOCK EXCHANGE
                 -----------------------------   --------------------------
                      Ps PER          TRADING                      TRADING
                 PREFERRED SHARES     VOLUME      US$ PER ADS      VOLUME
                 ----------------     (NUMBER    -------------     (NUMBER
                   HIGH      LOW    OF SHARES)    HIGH    LOW     OF ADSS)
                 -------   ------   ----------   -----   -----   ----------
                       (in nominal pesos)
2004
First quarter      5,690    3,839   31,425,717    7.56    5.30   11,619,300
Second quarter     5,420    4,040   17,645,435    8.05    6.20    5,671,600
Third quarter      5,590    3,945   13,801,666    8.89    6.23    4,276,600
Fourth quarter     9,030    5,180   18,496,334   14.12    7.86    9,920,300

2005
First quarter      9,680    7,670   10,303,797   17.78   12.40   17,090,700
Second quarter     9,400    8,180   13,202,593   16.16   13.30    7,984,600
Third quarter     13,820    8,950   30,237,280   24.40   15.85   30,055,300
Fourth quarter    17,000   11,100   21,295,801   29.25   18.52   26,641,400

2006
First quarter     19,800   15,800   20,538,652   35.00   28.50   22,267,300

Source: Colombia Stock Exchange, NYSENet (Composite Index).

                    COLOMBIA
                 STOCK EXCHANGE      NEW YORK STOCK EXCHANGE
                ----------------   --------------------------
                     Ps PER                          TRADING
                 PREFERRED SHARE    US$ PER ADS      VOLUME
                ----------------   -------------     (NUMBER
                  HIGH      LOW     HIGH    LOW     OF ADSS)
                 ------   ------   -----   -----   ----------
MONTH
December 2005    17,000   14,500   29.25    25.7    5,994,700
January 2006     19,100   15,800   33.79   28.95    7,780,200
February 2006    18,700   16,260   33.20   28.50    7,232,800
March 2006       19,800   17,500   35.00   30.51    7,254,300
April 2006       20,700   19,020   36.18   32.71    5,383,100
May 2006         20,020   15,020   35.15   24.78   13,716,900

Source: NYSENet (Composite Index) and Colombia Stock Exchange.

          ADRs evidencing ADSs are issuable by The Bank of New York, as Depositary, pursuant to the Deposit Agreement, dated as of July 25, 1995, entered into by BC, the Depositary, the owners of ADRs from time to time and the owners and beneficial owners from time to time of ADRs, pursuant to which the ADSs are issued (as amended, the "Deposit Agreement"). The Deposit Agreement was amended and restated on August 8, 2005. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of Fiducolombia S.A., as agent of the Depositary, currently located at Carrera 43A, No. 11A-44, Medellin, Colombia or Calle 30A No. 6-38, Bogota, Colombia. The Depositary's principal executive office is located at One Wall Street, New York, New York 10286.

          On September 30, 1998, BC filed a registration statement on Form F-3 with the SEC to register ADSs evidenced by ADRs, each representing four Preferred Shares, issued in connection with the merger between BIC and Banco de Colombia for resale by the holders into the U.S. public market from time to time. On January 24, 2005, the Board determined to deregister the unsold ADSs registered under the registration statement on Form F-3. On March 14, 2005, BC filed an amendment to the registration statement deregistering the remaining unsold ADSs. On August 8, 2005, Bancolombia filed, through the Depositary, a registration statement on Form F-6 registering 50,000,000 ADSs evidenced by ADRs in connection with the Merger.

B.   PLAN OF DISTRIBUTION

          Not applicable.

C.   MARKETS

          BC's ADSs, each of which represents the right to receive four Preferred Shares deposited in Colombia with the Custodian under the Deposit Agreement, have been listed on the NYSE since July 1995. The Preferred Shares have also been listed on the Colombian Stock Exchange since July 1995(with a listing on the Medellin Stock Exchange, a predecessor to the Colombia Stock Exchange, through July 3, 2001). Through the ADS program, the NYSE is the principal U.S. trading market for the Preferred Shares. As of August 17, 2005, the NYSE approved Bancolombia's application for the listing of up to 50,000,000 additional ADSs, each representing the right to receive four Preferred Shares deposited in Colombia with the Custodian under the Deposit Agreement, in connection with the Merger and the registration of additional ADSs described above.

          On December 31, 2005, there were 509,704,584 Common Shares outstanding, of which 8,329,873 were directly held by record holders in the United States, and 218,122,421 Preferred Shares outstanding, of which 141,935,536 were represented by 35,483,884 ADSs.

          The Colombian Stock Exchange is the principal non-U.S. trading market for the Preferred Shares and the sole market for the Common Shares. As of December 31, 2005, the market capitalization for BC's Preferred Shares on the Colombian Stock Exchange was Ps 3,616,470 million. There are no official market makers or independent specialists in the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The Colombian Stock Exchange is relatively volatile compared to major world markets. The aggregate equity market capitalization of the Colombian Stock Exchange as of December 31, 2005, was Ps 115,471,609 million (US$ 50.6 billion), with 105 companies listed as of that date. A substantial portion of the trading on the Colombian Stock Exchanges consists of trading in debt securities.

D.   SELLING SHAREHOLDERS

          Not applicable.

E.   DILUTION

          Not applicable.

F.   EXPENSES OF THE ISSUE

          Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

          Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     BC'S CORPORATE PURPOSE

          Pursuant to Article Four of its by-laws, BC's corporate purpose consists of all kinds of banking operations, business, acts and services. Subject to applicable law, BC may carry out all the activities and investments authorized to banking establishments. BC is authorized to participate in the capital stock of other companies, subject to any restrictions imposed by applicable law.

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

               - to determine the compensation for the members of the Board of Directors, the External Auditor and the Client Representative ("Defensor del Cliente")(8);

               - to elect directors, the Client Representative and the External Auditor (each for a two-year term); and

----------
(8) The Client Representative acts as spokesman of the clients and users before the Bank, his primary duty is to objectively solve, free of charge and within the terms established by law, the individual complaints submitted by clients.

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

          Quorum for both ordinary and extraordinary general shareholders' meetings to be convened at first call requires the presence of two or more shareholders representing at least half plus one of the outstanding shares entitled to vote at the relevant meeting. If a quorum is not present, a subsequent meeting is called at which the presence of two or more holders of shares entitled to vote at the relevant meeting constitutes a quorum, regardless of the number of shares represented. General meetings (whether ordinary or extraordinary) may be called by the Board of Directors, the President or the External Auditor of BC. In addition, two or more shareholders representing at least 20% of the outstanding shares have the right to request that a general meeting be convened. Notice of ordinary general meetings must be published in one newspaper of wide circulation at BC's principal place of business at least 15 business days prior to an ordinary general meeting. Notice of extraordinary general meetings, listing the matters to be addressed at such a meeting must be published in one newspaper of wide circulation at BC's principal place of business at least five calendar business days prior to an extraordinary general meeting.

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

               - a favorable vote of at least 80% of the holders of shares present to approve the payment of a stock dividend and

               - a favorable vote of at least 70% of the holders of Common Shares and of subscribed Preferred Shares to effect a decision to impair the conditions or rights established for such Preferred Shares, or a decision to convert those Preferred Shares into Common Shares.

          Adoption of certain of the above-mentioned corporate actions also requires the favorable vote of a majority of the Preferred Shares as specified by Colombian law and the by-laws. If the Superintendency of Finance determines that any amendment to the by-laws fails to comply with Colombian law, it may demand that the relevant provisions be modified accordingly. Under these circumstances, BC will be obligated to comply in a timely manner.

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

          Upon dissolution, a liquidator must be appointed by a general meeting of the shareholders to wind up its affairs. In addition, the Superintendency of Finance has the power to take over the operations and assets of a commercial bank and proceed to its liquidation under certain circumstances and in the manner prescribed in the Estatuto Organico del Sistema Financiero Decree 663 of 1993. For more information see Item 4. Information On The Company - B. Business Overview - B.7. Supervision And Regulation Intervention Powers of the Superintendency of Finance.

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

          To the extent there are surplus assets available for distribution after full payment to the holders of Common Shares of the initial subscription price of the Common Shares, the holders of shares of capital stock will be entitled to receive an amount per share equivalent to the difference between the initial subscription price paid on each of their respective shares and the highest subscription price paid, at any given time, in the issuance of any series or our Preferred Shares. Any surplus assets available after such a distribution is effected will be distributed among all holders of shares of capital stock pro rata in accordance with their respective holdings of shares.

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

          At the time a Colombian company is formed, its outstanding capital stock must represent at least 50% of the authorized capital. Any increases in the authorized capital stock or decreases in the outstanding capital stock must be approved by the majority of shareholders required to approve a general amendment to the by-laws. Pursuant to Decree 663, the Superintendency of Finance may order a commercial bank to increase its outstanding capital stock under certain special circumstances.

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

          The Superintendency of Finance will authorize decreases in the outstanding capital stock decided by the holders of Common Shares only if:

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

          On February 28, 2005, Bancolombia, Conavi and Corfinsura entered into a Merger agreement, whereby the parties agreed to merge Conavi and Corfinsura with and into the Bank, as surviving entity, after Corfinsura has spun-off part of its investment portfolio, which was transferred to a new entity formed by the shareholders of Corfinsura. On July 30, 2005, the Merger was completed. (For more information about this Merger please see Item 4 - Information on the Company, A - History and Development of the Company).

          On November 22, 2005, the Bank entered into a preliminary agreement to begin negotiations relating to a proposed purchase agreement, by which the Bank would sell all of the shares it holds in Almacenar S.A. directly (94.33%) and through Colcorp S.A. (3.92%).

          On December 12, 2005, the Bank, together with its affiliates, issued a proposal for the acquisition of all of the outstanding shares of Comercia S.A. Compania de Financiamiento Comercial, for a price of Ps 44,250,000,000.

          On May 8, 2006, BC by means of a transaction duly authorized by the Superintendency of Finance, acquired from Textiles Fabricato Tejicondor S.A. 9,863,685 shares of Comercia S.A., equivalent to 55.61% of the outstanding shares of such company. The value paid by the Bank was Ps 24,610 million. We currently expects to acquire an additional participation equivalent to 38.96% of the outstanding shares of Comercia S.A. which are currently held by Patrimonio Autonomo Textiles Fabricato Tejicondor, administered by Santander Investment Trust S.A.. No assurance can be given as to the timing of the acquisition of this additional participation.

          On December 30, 2005 Colcorp sold its position in Abonos Colombianos S.A. - Abocol S.A, and subsidiaries to V. International Ventures Inc.

          Information on the agreements signed during 2005 can be found in Item
4. Information on the Company - A. History and Development of the Company.

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

     COLOMBIAN TAXATION

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

     UNITED STATES FEDERAL INCOME TAXATION

     IN GENERAL

          This section describes the material United States federal income tax consequences generally applicable to ownership by a U.S. holder (as defined below) of Preferred Shares or ADSs. It applies to you only if you hold your Preferred Shares or ADSs as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

               -    a dealer in securities;

               - a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

               -    a tax-exempt organization;

               -    a life insurance company;

               -    a person liable for alternative minimum tax;

               - a person that actually or constructively owns 10% or more of our voting stock;

               - a person that holds Preferred Shares or ADSs as part of a straddle or a hedging or conversion transaction; or

               -    a U.S. holder whose functional currency is not the U.S.
                    dollar.

          This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Colombia.

          You are a U.S. holder if you are a beneficial owner of Preferred Shares or ADSs and you are:

               -    a citizen or resident of the United States;

               -    a domestic corporation;

               - an estate whose income is subject to United States federal income tax regardless of its source; or

               - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

          You should consult your own tax advisor regarding the United States federal, state and local and the Colombian and other tax consequences of owning and disposing of Preferred Shares and ADSs in your particular circumstances.

          This discussion addresses only United States federal income taxation.

     TAXATION OF DIVIDENDS

          Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Preferred Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the Preferred Shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Preferred Shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the Preferred Shares or ADSs are readily tradable on an established securities market in the United States. We believe that our Preferred Shares and ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that our Preferred Shares and ADSs will continue to be readily tradable on an established securities market.

          You must include any Colombian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of Preferred Shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the peso payments made, determined at the spot peso/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Preferred Shares or ADSs and thereafter as capital gain.

          Subject to certain limitations, the Colombian tax withheld and paid over to Colombia will generally be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

          Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be "passive" or "financial services" income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. You should consult your own tax advisor regarding the foreign tax credit rules.

     TAXATION OF CAPITAL GAINS

          Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Preferred Shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Preferred Shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

     PFIC RULES

          We believe that our Preferred Shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

          In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our Preferred Shares or ADSs:

               - at least 75% of our gross income for the taxable year is passive income; or

               - at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

          Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

          If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

               - any gain you realize on the sale or other disposition of your Preferred Shares or ADSs; and

               - any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the Preferred Shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the Preferred Shares or ADSs).

     Under these rules:

               - the gain or excess distribution will be allocated ratably over your holding period for the Preferred Shares or ADSs,

               - the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

               - the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

               - the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

          If you own Preferred Shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your Preferred Shares or ADSs at the end of the taxable year over your adjusted basis in your Preferred Shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your Preferred Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the Preferred Shares or ADSs will be adjusted to reflect any such income or loss amounts.

          In addition, notwithstanding any election you make with regard to the Preferred Shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your Preferred Shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your Preferred Shares or ADSs, you will be treated as having a new holding period in your Preferred Shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

          If you own Preferred Shares or ADSs during any year that we are a PFIC with respect to you, you must file Internal Revenue Service Form 8621.

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

F.   DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.   STATEMENT BY EXPERTS

     Not applicable.

H.   DOCUMENTS ON DISPLAY

          BC files periodic reports and other information with the SEC. You may read and copy any document that BC files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Some of our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

I.   SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     INTRODUCTION

          The following section describes the market risks to which BC is exposed and the tools and methodology used to measure these risks as of December 31, 2005.

          BC's Board of Directors and senior management have formalized BC's policies, procedures, strategies and rules of action for market risk administration in the "Market Risk Manual". This manual defines the roles and responsibilities within each subdivision of the Bank and their interaction to ensure adequate market risk administration. It also includes policies for identifying, measuring, monitoring, reporting and controlling market risks. Moreover, the manual contains detailed procedures and methodologies that are applied on a periodic basis to the Bank's portfolios.

          The main objective of risk management is to plan, coordinate, monitor, report and propose policies for market and liquidity risks of the Bank. The risk management efforts of the organization facilitate the efficient administration of its assets and liabilities.

          The Bank's Market Risks Management Office is responsible for: a) identifying, measuring, monitoring, analyzing and controlling the market risk inherent in the Bank's business, b) knowing and informing market situation under stress and verifying the business, compliance with policies established by senior management under this situation, c) designing the methodologies for valuation of the market value certain of securities approved by the Board of Directors, d) reporting any violation of the policies that the Board of Directors has approved, e) reporting to the senior management on a daily basis the levels of market risk that are inherent to the treasury book of BC (the "Treasury Book"), f) proposing policies that guarantee the maintenance of predetermined risk levels to the Board of Directors and to Senior management.

          The Bank's assets include both trading and non-trading instruments. Trading instruments are recorded in Treasury Book and include primarily fixed income securities. Instruments included in the Treasury Book as well as the rest of the Bank's assets and liabilities, including primarily loans, time deposits, checking accounts and savings accounts.

          The Bank uses a value at risk ("VaR") calculation to limit its exposure to market risk. The Board of Directors is responsible for establishing the maximum VaR according to its judgment about the appropiate level of risk for BC. The Asset and Liabilities Committee ("ALCO") is responsible for establishing maximum VaR by type of investment (e.g., fixed income in public debt) and by type of risk (e.g., currency risk). These limits are supervised on a daily basis by the Market Risk Management Office.

          Trading in derivatives is limited to forward contracts in foreign currency operations, plain vanilla options on US$/Ps currency and interest rate swaps. For new products, the Bank has designed an approval process by different subdivisions of the Bank. This process guarantees that every subdivisions of the Bank involved is prepared to adopt a new product into their procedures, that every risk is considered before the product is incorporated and that the Board of Directors approves the new product before it can be sold.

          Currently, the Bank measures the market risk of each position reflected on the balance sheet, Bank Book or Treasury Book by computing the corresponding VaR in accordance with Chapter XXI of the Basic Accounting Circular (External Circular 100 of 1995), as updated by the External Circular 031 of 2004, each as issued by the Superintendency of Banking (now Superintendency of Finance). For purposes of VaR calculations, a risk factor is any market variable capable of influencing the corresponding position's market value when the variable fluctuates. The VaR calculation represents the probable loss value based on fluctuations of such risk factors. The aggregate VaR is considered in the Bank's solvency calculation, in accordance with Decree 1720 of 2001.

          The relevant risk factors for which VaR is computed by BC are:

               - interest rate risks relating to local currency, foreign currency and UVR;

               -    foreign exchange rate risk; and

               -    UVR price risk and stock price risk.

The following is a brief explanation of the VaR model used by BC to calculate the market risk based on interest rate risk, foreign exchange rate risk and stock price risk. In addition, there is a presentation of the market risk reports and analysis produced by BC.

          In accordance with Chapter XXI of the Basic Accounting Circular (Circular Externa 100 de 1995) issued by the Superintendency of Banking (now Superintendency of Finance), all of Colombian financial organizations must calculate the total market risk without separating the measure into instruments for trading purposes and other than trading, this measure is used to affected the solvency rate. The Superintendency of Finance is working in a new methodology that will allow measure the market risk separately.

          The Bank's Market Risks Management Office on a daily basis measures and controls the level of market risk of trading book. This internal methodology is different from the one that is used to measure the total market risk, because it works with historic simulation and not with risk factors, and it has not been approved by the Superintendency of Finance.

     VAR MODEL

     INTEREST RATE RISK

          BC calculates the interest rate risk for local currency, foreign currency and UVR in accordance with Chapter XXI of the Basic Accounting Circular (External Circular 100 of 1995 issued by the Superintendency of Banking -now Superintendency of Finance). The interest rate risk is the probability of loss of value of a position due to fluctuations in market interest rates. As previously indicated, the methodology used in this Annual Report to measure such risk consists of computing VaR, which, in the case of interest rate fluctuations, begins by determining the net present value ("NPV") of the relevant balance position. The NPV is then multiplied by the Modified Duration (as defined below) of the position and by the interest rate's estimated fluctuation ("(DELTA)i") with a 99% confidence level, which is established by the Superintendency of Finance according to the market's historic performance.

                    VAR = MODIFIED DURATION * NPV * (DELTA)I

NPV: Sum of the discounted values of a position's cash flow (including both positive and negative payments), computed on the basis of the yield and maturity (including expected or established depreciation).

DURATION: Weighted average of the expected times to each cash flow under an instrument or position. The weight applied to each expected time is the present value of the corresponding cash flow divided by the total cash flow under the instrument or position.

Y:                   The instrument's or position's yield.

MODIFIED DURATION:   Duration / (1 + Y). Corresponds to the percentage variation of the market value of an investment or a position given a 1% increase of the yield (Y). Consequently, modified duration measures the sensitivity of the value of a position to interest rate changes.

(DELTA)I:            Maximum probable variation of the interest rate for the
                     instrument or position.

     FOREIGN EXCHANGE RISK

          The Foreign Exchange Risk is the probability of loss due to fluctuations in the exchange rates of the currencies in which the Bank maintains positions. As indicated above in this Annual Report, the methodology used to measure such risk consists of computing VaR, which in the case of exchange rate fluctuations is derived from multiplying the net position ("NP") held in each of the foreign currencies by the estimated variation of the foreign exchange rate for such currency ("(DELTA)e") with a 99% confidence level, as the same may be derived from statistical analysis, established by the Superintendency of Finance according to the market's historic performance. The NP is the difference, expressed in pesos, between all the active and passive positions denominated or indexed in each currency. The active or passive positions include commitments to buy and sell in foreign currency (forward contracts over foreign currencies) and the (DELTA)e of the options, as the case may be.

                               VAR = NP * (DELTA)E

     STOCK PRICE RISK

          The stock price risk is the probability of loss due to fluctuations in the price of stocks in which the Bank maintains a position ("PosA"). As previously indicated, the methodology used in this Annual Report to measure such risk consists of computing VaR, which, in the case of prices of publicly traded stocks, is derived by multiplying the PosA by the maximum probable variation in the price of such positions ("(DELTA)p"). The (DELTA)p is determined by reference to the volatility of the price index of the Colombian Stock Exchange, as estimated by the Superintendency of Finance. In the case of non-publicly traded stocks, (DELTA)p is further augmented by 20%.

     For publicly traded stocks:

                              VAR = POSA* (DELTA)P

     For non-publicly traded stocks:

                              VAR = POSA* 1.2* (DELTA)P

     TOTAL MARKET RISK VAR

          As defined by the Superintendency of Finance in Chapter XXI of the Basic Accounting Circular (External Circular 100 of 1995), a portfolio is built by instruments and positions, which by being mutually related, make the portfolio's aggregate risk lower than the sum of each instrument's individual risk. This is known as correlation, which helps to diversify the risk of a portfolio. Once the correlation is determined between each risk factor and a correlations matrix is built, the overall market risk faced by the Bank can be calculated.

          After individually calculating the VaR of a position in the balance sheet in respect of interest rate, exchange rate and stock price risk factors, and taking into account the correlations defined by the Superintendency of Finance between such various risk factors, a total VaR, which includes interest rate, exchange rate and stock price risk factors, is computed for each position. Then, taking into account the correlation among the VaR of different assets, a total VaR for all assets is computed. The same procedure is followed to compute the total VaR for all liabilities. Finally, taking into account the correlation between the VaR for assets and the VaR for liabilities, an overall VaR for market risk is calculated (the "VaR TOTAL"). Such Total Market Risk VaR is included in the solvency calculation in accordance with Decree 1720 of 2001.

                                   (FORMULA)

          The Superintendency of Finance requires Bancolombia (unconsolidated), Colcorp, Suvalor, Leasing Colombia, Sufinanciamiento and Fiducolombia, to calculate the interest rate VaR of local currency and foreign currency positions in the Bank Book, which contains all of the instruments that appear on the balance sheet and the Treasury Book, which records the securities contained in the organization's portfolio, for the remaining maturities of each of the positions separately according to the following time categories:

          -    1 month or less,

          -    more than 1 month but not more than 2 months,

          -    more than 2 months but not more than 6 months,

          -    more than 6 months but not more than 12 months,

          -    more than 12 months, but not more than 24 months, and

          -    more than 24 months.

          The VaR of Suleasing Internacional, Banco Corfinsura, Bancolombia Panama and Bancolombia Cayman is not required by the Superintendency of Finance because those companies are not supervised by this control entity.

     ASSUMPTIONS AND LIMITATIONS OF VAR MODELS

          Although VaR models represent a recognized tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market conditions or trading patterns. Accordingly, you should not view VaR models as predictive of future results. We may incur losses that could be materially in excess of the amounts indicated by the models on a particular trading day or over a period of time, and there have been instances when results have fallen outside the values generated by our VaR models. A VaR model does not calculate the greatest possible loss. The results of these models and analysis thereof are subject to the judgment of our risk management personnel.

          BC and its subsidiaries' VaR models assume that variations in the market risk factors have a normal distribution. In addition, the models assume that the correlations and variations in market rates or prices included in the historical data are independent, identically distributed random variables and provide a good estimate of the correlation and the rate or price variations in the future.

          According to the Superintendency of Finance regulations, the net present values of the Bank's checking accounts and savings accounts have to be distributed in time categories as mentioned above, after matching positions in assets and liabilities. The duration of the checking accounts and savings accounts classified in the first bracket is equal to five (5) days and the duration of the values classified in each time horizon bracket is equal to the weighted average duration of the assets for each time horizon. As a result, the duration of the checking accounts and savings accounts on the Bank's information is equal to the weighted average durations of these accounts for each time category.

     BANCOLOMBIA (UNCONSOLIDATED)

          The table below provides information about BC's (unconsolidated) VaR calculations for all balance sheet items that are in pesos. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value

          DUR:      Weighted average duration

          Y:        Weighted average yield

          (DELTA)i: Maximum variation of the interest rate

          VaR:      Value at risk for the group for changes in the interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (Ps MILLION)

                                                                   NPV       DUR      Y     (DELTA)I     VAR
                                                               ----------   -----   -----   --------   -------
ASSETS
Trading securities issued by the Colombian government - TES
   IPC rate                                                        69,832   12.16    7.49%     150       1,048
Trading securities issued by the Colombian government - TES
   fixed rate                                                   1,949,395   29.99    7.02%     150      72,130
Other trading securities issued by the Colombian government        51,871    8.95    6.47%      30         115
Trading Securities Issued by financial institutions               744,264    1.94    6.41%      30         359
Other marketable trading securities                               181,789   14.71    7.46%      30         664
Held to maturity securities issued by the Colombian
   government - TES fixed rate                                    447,798   19.41    7.82%     250      17,792
Held To Maturity Securities Issued by financial institutions      151,520    2.20    8.25%     126         346
Other held to maturity securities                                  12,049   14.82    9.02%     126         186

                                                                   NPV       DUR      Y     (DELTA)I     VAR
                                                               ----------   -----   -----   --------   -------
ASSETS
Available for sale securities issued by the Colombian
   government - TES fixed rate                                    157,430   19.87    6.54%     250       6,409
Available for sale securities issued by financial
   institutions                                                    30,409    3.29    7.72%     126         104
Other available for sale securities                                 3,551   10.76    6.90%     126          40
Commercial loans - fixed rate                                     700,772    3.34   16.69%     126       2,412
Commercial loans - variable rate                                7,527,084    9.11   14.60%     126      70,757
Mortgage loans in pesos                                            60,698   37.47   14.60%     126       2,348
Consumer loans - fixed rate                                     1,084,691    7.30   18.76%     222      14,312
Consumer loans - variable rate                                  1,169,093    2.78   14.60%      30         803
Small business loans - fixed rate                                  30,201    8.81   15.70%     222         482
Small business loans - variable rate                              100,604    2.38   14.60%      30          59
Customers' acceptances                                             14,857    1.25    0.00%     126          19
Rights buyback trading securities issued by the Colombian
   government - TES fixed rate                                    408,629    9.03    6.09%     150       4,559
Other rights buyback trading securities issued by the
   Colombian government                                               254    6.08    6.36%      30           0
Rights buyback trading securities issued by financial
   institutions                                                     5,606    1.80    7.49%      30           3
Other rights buyback trading securities                               608    8.58    6.74%      30           1
Rights buyback permanent securities issued by the Colombian
   government - TES fixed rate                                    726,679   30.62    7.01%     250      45,569

LIABILITIES
Non-interest bearing checking accounts                          3,192,082   18.88    0.00%     126      62,798
Interest bearing checking accounts                                274,987    6.47    2.28%     126       1,843
Time deposits                                                   2,862,578    2.08    7.04%     126       6,189
DAT                                                             2,766,306   27.37    7.03%     126      78,589
Saving deposits                                                 4,376,108    8.06    3.12%     126      36,668
Repurchase agreements                                             872,918    0.10    4.90%     250         179
Bank acceptances outstandings                                      14,857    1.25    0.00%     126          19
Interbank borrowings                                              944,788   12.37    7.37%     126      12,128
Long term debt                                                  1,257,926    2.62    8.39%     126       3,413

INTEREST RATES DERIVATIVES
Interest rate SWAP - Variable part, long position                 694,131    5.66    6.79%      30         977
Interest rate SWAP - Fixed part, short position                      (116)  28.24    8.11%      30          (1)
Interest rate SWAP - Variable part, short position               (686,065)   5.91    6.91%      30      (1,009)
Forward contracts long position issued by the Colombian
   government - TES fixed rate                                    320,125   24.93    6.61%     150       9,856
Other forward contracts long position issued by the
   Colombian government                                             4,264   64.24    8.83%      30          68
Forward contracts long position securities issued by
   financial institutions                                         122,866    3.06    6.51%      30          93
Forward contracts long position others securities                  34,495    8.42    7.40%      30          72
Forward contracts short position synthetic                       (478,536)   0.88    4.99%      30        (104)
Forward contracts short position issued by the Colombian
   government - TES  IPC rate                                      (6,721)  13.13    7.92%     150        (109)
Forward contracts short position issued by the Colombian
   government- TES fixed rate                                    (451,876)  53.42    7.90%     150     (29,778)
Other forward contracts short position Issued by the
   Colombian government                                           (11,997)  73.32    9.06%      30        (218)
Forward contracts short position securities Issued by
   financial institutions                                         (11,341)   4.46    7.63%      30         (13)
Forward contracts short position others securities                 (4,187)   3.39    6.85%      30          (4)
Forward contracts long position others securities                 482,159    0.21    4.93%      30          25

FOREIGN EXCHANGE FORWARDS
Foreign exchange contracts long position in local
   currency (Ps)                                                3,567,579    3.38    7.08%      30       2,990
Foreign exchange contracts short position in local
   currency (Ps)                                               (2,302,145)   2.97    6.55%      30      (1,696)

          The significant interest rate risk factors in local currency for BC (unconsolidated) are the average interest rate paid by banks on fixed term deposits ("DTF"), repurchase agreement ("repo") rate, the interbanking rate, the consumer credit rate and the Colombian Treasury bonds rate ("TES"). The DTF and the TES are the most volatile and have the largest VaR outcomes. In the table above, all the securities issued by financial institutions and the other securities are affected by the DTF risk factor. Although the largest assets are the loans, their average duration is 7.95 months compared to the average duration of TES, which is 25.82 months, and the average duration of the checking accounts and savings accounts, which is 12.41 months. The checking accounts and savings accounts are principally responsible for the effect on the DTF risk factor outcome.

                                   Ps million

        RISK FACTOR              VAR
        -----------           --------
DTF                           (122,251)
Repurchase Agreements' Rate       (179)
Interbank Rate                       0
Consumer Loan Rate              14,794
TES Rates                      127,476
                               =======

          The average VaR for the TES factor in 2005 was Ps 124,065 million with a standard deviation of Ps 17,440 million. The DTF factor includes assets such as commercial loans and other investments different from TES. The DTF factor also includes all liabilities in local currency except repos, overnight fund and derivatives different from TES and forward contracts relating to foreign currency. As a result, the average VaR for the DTF factor for 2005 is Ps (103,797) million with a standard deviation of Ps 13,626 million of local currency. These values can be negative when the assets affected by a certain risk factor are smaller than the liabilities affected by the same risk factor.

          The table below provides information about BC's (unconsolidated) VaR calculations for all balance sheet items that are in a currency other than the peso or UVR. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value
          DUR:      Weighted average duration
          Y:        Weighted average yield
          (DELTA)i: Maximum variation of the interest rate
          VaR:      Value at risk for the group for changes in the interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                                 (U.S. DOLLARS)

                                                                                                              (DELTA)
                                                                                      NPV        DUR     Y       I        VAR
                                                                                --------------  -----  -----  -------  ---------
ASSETS
Overnight funds                                                                     92,779,192   0.10   4.15%     12        924
Trading securities issued by the Colombian government - U.S.
   dollar, denominated TES                                                          13,417,070  19.96   6.40%     12     26,624
Trading securities issued by the Colombian government - TES yankees                 80,947,526  24.83   6.37%     12    199,944
Trading Securities Issued by financial institutions                                    509,350   5.53   5.49%     12        280
Other marketable trading securities                                                176,926,689   2.84   6.63%     12     49,993
Held to maturity securities issued by the Colombian government - TES yankees        15,204,128  28.94   7.04%  41.18    149,843
Other held to maturity securities                                                   15,006,029  14.41   4.47%  41.18     73,796
Available for sale securities issued by the Colombian government - TES yankees      37,336,273  35.23   5.63%  41.18    448,441
Available for sale trading securities issued by the Colombian government            16,280,139  24.27   3.93%  41.18    134,898
Available for sale securities issued by financial institutions                      24,294,997   5.53   5.49%  41.18     45,814
Other available for sale securities                                                 44,502,167  11.29   5.20%  41.18    171,253
Commercial loans - fixed rate                                                       38,659,939  17.03   2.15%  41.18    225,423
Commercial loans - variable rate                                                   643,448,632   3.46   0.06%  41.18    763,001
Consumer loans - fixed rate                                                         18,274,800   3.56  15.39%  41.18     22,013
Consumer loans - variable rate                                                         586,481   0.78   6.18%   6.86         26

                                                                                      NPV        DUR     Y    (DELTA)i     VAR
                                                                                --------------  -----  -----  --------  ---------
Rights buyback trading securities issued by the Colombian
   government - TES yankees                                                          3,666,767  47.80   6.05%   12.00      17,432
Rights buyback permanent securities issued by the Colombian
   government - TES yankees                                                         72,878,093  37.18   5.70%   41.18     923,856

LIABILITIES
Non-interest bearing checking accounts                                              21,870,379  41.97   0.00%   12.00      91,731
Interest bearing checking accounts                                                  25,178,403  41.97   1.46%   12.00     105,478
Time deposits                                                                       29,058,959  30.42   3.76%   41.18     301,821
Saving deposits                                                                      2,626,268  41.97   1.50%   12.00      11,002
Repurchase agreements                                                               61,271,530   0.25   4.57%   12.00       1,525
Interbank borrowings                                                               803,116,583   4.53   3.74%   41.18   1,243,553

INTEREST RATES AND DERIVATIVES
Interest rate SWAP - Variable part, long position                                   68,420,523   2.61   4.28%       7      10,185
Interest rate SWAP - Fixed part, long position                                     (68,737,421) 20.30   4.22%       7     (79,454)
Forward contracts short position issued by the Colombian
   government - TES yankees                                                         (3,638,078) 52.28   6.16%      12     (18,914)
Other forward contracts short position issued by the Colombian government             (509,350)  5.53   5.49%      12        (280)
Forward contracts long position others securities                                    4,180,893   0.40   3.85%      12         167

FOREIGN EXCHANGE FORWARDS
Foreign exchange contracts long position in forex                                1,232,813,054   3.24   5.22%    12    397,786
Foreign exchange contracts short position in forex                              (1,773,079,884)  3.11   4.54%    12   (548,878)

          The risk factors of the interest rate risk in foreign currency are the LIBOR and the Money Market rates. These rates are not very volatile. The average VaR for the LIBOR factor in 2005 was Ps 1,949 million with a standard deviation of Ps 975 million. The LIBOR rate risk factor affects assets such as commercial and consumer loans and long-term investments. The average VaR for the Money Market factor for 2005 is Ps (50) million with a standard deviation of Ps 525 million. The Money Market factor affects Colombian short-term Treasury bonds, liabilities and foreign exchange forward contracts.

                                   Ps million

   RISK FACTOR      VAR
   -----------     -----
LIBOR              3,069
Money Market US$    (193)
                   =====

          The table below provides information about BC's (unconsolidated) VaR calculations for all balance sheet items that are in UVR. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value
          DUR:      Weighted average duration
          Y:        Weighted average yield
          (DELTA)i: Maximum variation of the interest rate
          VaR:      Value at risk for the group for changes in the interest rate

                            INTEREST RATE RISK IN UVR
                                      (UVR)

                                                           NPV         DUR      Y     (DELTA)i      VAR
                                                      -------------   -----   -----   --------  ----------
ASSETS
Trading securities issued by the Colombian
   government - TES fixed rate                        3,235,463,951   27.36    1.33%    12.4     9,128,336
Other trading securities issued by the Colombian
   government                                           462,235,300   65.09    0.00%    12.4     3,107,214
Trading securities issued by financial institutions     384,125,727   22.45    2.10%    12.4       889,135
Other marketable trading securities                   1,697,448,324   30.82    3.25%    12.4     5,385,121
Held to maturity securities issued by the
   Colombian government - TES fixed rate                109,320,763   17.86    4.12%    12.4       200,919
Other held to maturity securities issued by the
   Colombian government                               2,480,860,699   92.07    0.00%    12.4    23,589,257
Other held to maturity securities                       232,835,117   22.87    2.60%    12.4       548,956
Commercial loans                                      1,959,935,663   19.00   11.18%    12.4     3,811,706
Mortgage loans in UVR                                 9,655,671,200   28.52   11.18%    12.4    28,190,284

INTEREST RATES DERIVATIVES
Forward contracts long position issued by the
   Colombian government - TES fixed rate                 89,546,731   66.91    2.68%    12.4       617,421
Forward contracts short position synthetic              (89,099,177)   0.17    0.04%    12.4        (1,564)
Forward contracts short position issued by the
   Colombian government - TES fixed rate               (529,795,299)  61.62    2.60%    12.4    (3,363,273)
Forward contracts short position others securities      (11,499,917)  53.13    2.85%    12.4       (62,948)
Forward contracts long position others securities       540,374,657    0.95    0.10%    12.4        53,012

          The risk factor for all of BC's positions in UVR is the real interest rate factor. The average VaR for the real interest rate factor in 2005 was Ps 9,696 million with a standard deviation of Ps 2,029 million.

                                   Ps million

    RISK FACTOR         VAR
    -----------       ------
Real  interest rate   11,065
                      ======

          The table below provides information about BC's (unconsolidated) VaR calculations for changes in the price of a currency other than the peso. It shows the following information for each specific currency:

          NET POSITION: Net position for that currency presented in the original currency
          PRICE:        Price of the currency in Ps on the day of calculation
          PESOS VALUE:  Net position of that currency presented in Ps
          (DELTA)e:           Maximum variation of the price of the currency
          VaR:          Value at risk for changes in the price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

                                FOREIGN CURRENCY

                                                    NET POSITION      PRICE       PESOS VALUE      (DELTA)E        VAR
                                                  ---------------   --------   -----------------   --------  ---------------
U.S. Dollars                                          (52,921,847)  2,284.22    (120,885,141,903)    2.63%    (3,179,279,232)
VALUE AT RISK                                                                   (120,885,141,903)             (3,179,279,232)
UVR                                                19,782,963,200     153.49   3,036,403,933,101     3.90%   118,419,753,391
Available for sale investments - tradable(1)      879,928,300,047                                    6.00%    52,795,698,003
Available for sale investments - nontradable(1)
   - not registered in exchange                    98,735,178,277                                    9.00%    10,663,399,254
Investments in funds                                3,624,061,036                                   12.06%       437,061,761
VALUE AT RISK                                                                                                179,136,633,177

----------
(1) Available for sale investments are those investments that do not are listed in stock market, the subsidiaries, and those that are listed in the stock market, doesn't have any control, however, the intention is to maintain them at least 1 year within portfolio.

     As defined by the Superintendency of Finance, Available for sale investments - tradable refers to those positions that are classified as tradable by the Colombian Stock Exchange, the subsidiaries investments, and the national or foreign investments on capital in financial and insuring organizations.

     In Available for sale investments - non tradable - not registered in exchange refers to those investments that are classified as non tradable by the Colombian Stock Exchange or those that are not listed in the stock market.

          The risk factors regarding foreign exchange risk are the TRM (Tasa Representativa del Mercado, the dollar representative market rate ). The net position could be negative if the short position is larger than the long position. The UVR risk factor is considered to be a price risk factor, which means that a UVR position has two kinds of market risk: interest rate risk and price risk. For positions in local stocks, we have the IGBC (Indice General de la Bolsa de Colombia, the Colombian Stock Exchange General Index) risk factor. Finally, two new price risk factors were incorporated in the model in 2004: risk factor RFOND (Rentabilidad en Fondos de Inversion, Rentability of Investments Funds), which is the risk factor that applies for investments in national funds, and risk factor DJIA (Dow Jones Industrial Average) which applies for investments in foreign funds (stocks) and investment in foreign funds (other investments). The more representative VaR outcomes are the UVR and IGBC risk factors followed by the TRM. The average VaR for the UVR factor in 2005 was Ps 97,758 million with a standard deviation of Ps 23,317 million. The average VaR for the IGBC factor in 2005 was Ps 93,798 million with a standard deviation of Ps 32,718 million. The average VaR for the TRM factor in 2005 was Ps 2,026 million with a standard deviation of Ps 4,931 million.

                                   Ps million

RISK FACTOR     VAR
-----------   -------
UVR           118,420
TRM            (3,179)
IGBC           63,459
RFOND             437
              =======

          After using the VaRTOTAL formula, as set forth above under "Total Market Risk VaR", the aggregate market VaR of the Bank (unconsolidated) on December 31, 2005 was equal to Ps 118,002 million of local currency. The Bank follows the Superintendency of Banking regulations. After December 31, 2003 the Bank (unconsolidated) had to include in the solvency rate formula 100% of the aggregate market VaR.

     SOLVENCY RATE FORMULA:

                                   Capital
                     ---------------------------------->or=9%
                                            [    (100)]
                     Risk_Weighted_Assets + [Var*(---)]
                                            [    ( 9 )]

          The Bank's (unconsolidated) average Total Market Risk VaR for 2005 was Ps 125,181 million with a standard deviation of Ps 12,480 million. The maximum value during 2005 was Ps 158,424 million in October 2005, and the minimum value during 2005 was Ps 111,484 million in August 2005. Most of the increase in the Total Market Risk VaR during 2005 is related to an increase in the Bank's portfolio of securities issued by the Colombian government.

          The total market risk VaR as of December 31, 2005, increased 48% if compared to the same period of the previous year. This increase was due to the Merger of Bancolombia, Conavi and Corfinsura (for more information about this Merger please see Item 4 - Information on the Company, A - History and Development of the Company). The risk factors that presented the greatest variation were the real inflation rate, the UVR and the LIBOR.

     COLCORP

          The table below provides information about the VaR calculations for Colcorp, a subsidiary of BC, for all balance sheet items that are denominated in pesos. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present values
          DUR:      Weighted average duration
          Y:        Weighted average yield
          (DELTA)i: Maximum variation of the interest rate
          VaR:      Value at risk for the group for changes in the interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (Ps MILLION)

                                                                             NPV      DUR      Y    (DELTA)I  VAR
                                                                           -------   -----   ----   --------  ---
ASSETS
Trading securities issued by the Colombian government - TES fixed rate      20,329   30.46    6.8%     150    764
Trading securities issued by financial institutions                         16,653    4.15    7.4%      30     18
Other marketable trading securities                                         47,032   11.34    8.1%      30    147
Other held to maturity securities issued by the Colombian government           319    8.23    4.4%     126      3
Other held to maturity securities                                            1,824    1.23    5.1%     126      3
Permanent securities issued by the Colombian government - TES fixed rate     6,252   27.84    6.6%     250    357
Commercial loans - fixed rate                                               17,000    5.85   11.8%     126    122
Other assets                                                                   905   35.57   11.2%     126     35

LIABILITIES
Time deposits                                                              100,453    1.76    7.9%     126    186

INTEREST RATES DERIVATIVES
Forward contracts short position others securities                          (4,165)  13.80    8.0%      30    (14)
Forward contracts long position others securities                            4,055    0.12    6.1%      30      0

FOREIGN EXCHANGE FORWARDS
Foreign exchange contracts short position in local currency                  2,287    0.10    8.0%      30      0

          The table below provides information about Colcorp's VaR calculations for all balance sheet items that are denominated in a currency other than pesos or UVR. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value
          DUR:      Weighted  average duration
          Y:        Weighted  average yield
          (DELTA)i: Maximum variation of the interest rate
          VaR:      Value at risk for the group for changes in the interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                                 (U.S. DOLLARS)

                                                        NPV        DUR      Y    (DELTA)I   VAR
                                                     ----------   -----   ----   --------  -----
ASSETS
Other marketable trading securities                   1,109,960   45.18   6.65%     12     4,935

FOREIGN EXCHANGE FORWARDS
Foreign exchange contracts short position in forex   (1,000,000)   0.10   5.00%     12       (10)

          The table below provides information about Colcorp's VaR calculations for all balance sheet items that are in UVR. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value
          DUR:      Weighted average duration
          Y:        Weighted average yield
          (DELTA)i: Maximum variation of the interest rate
          VaR:      Value at risk for the group for changes in the interest rate

                            INTEREST RATE RISK IN UVR
                                      (UVR)

                                                                            NPV        DUR      Y    (DELTA)I    VAR
                                                                         ----------   -----   ----   --------  -------
ASSETS
Trading securities issued by the Colombian government - TES fixed rate   12,157,200   22.46   1.07%    12.4     28,176
Trading securities issued by financial institutions                      13,779,210   25.92   0.90%    12.4     36,857
Other held to maturity securities issued by the Colombian government     22,500,501   89.76   0.16%    12.4    208,557

          The table below provides information about Colcorp's VaR calculations for changes in the price of a currency other than the peso. It shows the following information for each group which represents a specific currency:

          NET POSITION: Net position for that currency presented in the original currency
          PRICE:        Price of the currency in Ps on the day of calculation
          PESOS VALUE:  Net position of that currency  presented in Ps
          (DELTA)e:     Maximum variation of the price of the currency
          VaR:          Value at risk for the group for changes in the price
                        of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

                                FOREIGN CURRENCY

                                               NET POSITION      PRICE     PESOS VALUE    (DELTA)E    VAR
                                             ---------------   --------   -------------   --------  ------
U.S Dollars                                          209,960   2,284.22     479,594,831     2.63%       13

VALUE AT RISK                                                                                           13

UVR                                               48,436,911     153.49   7,434,378,034     3.90%      290
Available for sale investments nontradable   106,271,050,752                                9.00%   11,477
Investments in mutual funds                      361,599,578                                9.00%       39

VALUE AT RISK                                                                                       11,818

        Ps million
-------------------------
   RISK FACTOR      VAR
----------------   ------
DTF                   128
Real Rate              42
Money Market US$       11
TES Rate            1,121
UVR                   290
TRM                    13
IGBC               11,516

          Colcorp's main assets are investments in stocks and other securities, which together were the most relevant positions affecting the IGBC risk factor. Its most significant liabilities are CDs, interbank borrowings and repurchase agreements.

          The average VaR for IGBC during 2005 was Ps 16,225 million with a standard deviation of Ps 1,675 million. The average VaR for TES during 2005 was Ps 1,524 million with a standard deviation of Ps 465 million. As of December 31, 2005, Colcorp's Total Market Risk VaR was Ps 13,122 million. Its average Total Market Risk VaR during 2005 was Ps 18,360 million, with a maximum value during 2005 of Ps 20,466 million and a minimum value during 2005 of Ps 13,122 million.

          The VaR for IGBC on 2005 decreased by 33% less if compared to 2004. This resulting was determined by a less position in capital investment. Taking into account the correlations between the risk factors the Total Market Risk Value decreased 22%.

     BANCOLOMBIA PANAMA AND BANCOLOMBIA CAYMAN

          BC's Subsidiaries Bancolombia Panama and Bancolombia Cayman apply the same VaR methodology to measure market risk. The only difference is that Bancolombia Panama and Bancolombia Cayman calculate the volatility of the risk factors using the JP Morgan risk metrics methodology (for more information about this methodology visit J.P. Morgan's Web page on the internet:
http://www.riskmetrics.com/rmcovv.html).

          As we mentioned before, BC (unconsolidated) and its local Subsidiaries use the volatilities published by the Superintendency of Finance. Bancolombia Panama and Bancolombia Cayman measure the market value at risk since August 2003.

          Bancolombia Panama's and Bancolombia Cayman's market risks are mainly related to their portfolio of investments, which at the end of 2005 were diversified on securities issued in Colombia, Mexico, Brazil and Peru.

          The table below provides information about Bancolombia Panama's and Bancolombia Cayman's VaR calculations for portfolio of investments items that are in U.S. thousands dollars. It shows the following information for each group of investments described:

NPV:      Sum of the net present value

DUR:      Weighted average duration

Y:        Weighted average market yield

(DELTA)i: Maximum variation of the interest rate

VaR: Value at risk for the group for changes in the interest rate and foreign currency

                            PORTFOLIO OF INVESTMENTS
                                 (US$ thousands)

                                                                             NPV      DUR     Y    (DELTA)I   (DELTA)I FX    VAR
                                                                           -------   ----   ----   --------   -----------   -----
Available for sale securities issued by the Colombian government           101,235   36.6   4.84     16.11                  1,432
Trading securities issued by the Colombian government                       61,739   17.9   4.37     23.87                  1,911
Trading securities issued by Colombia corporations                           3,006   47.4   7.17     12.24                    182
Available for sale securities issued by Colombian corporations                  85    5.4   5.29     41.95                      1
Available for sale securities issued by Colombian  government in Euro           73   21.0   3.79     11.04       108.57         2
Available for sale securities issued by the Brazilian government           101,573   34.7   5.98     10.42                  1,052
Trading for sale securities issued by Brazilian financial institutions       5,870   33.9   6.35     10.51                    208
Available for sale securities issued by the Brazilian government in Euro     3,837   24.1   3.87     10.57       108.57       103
Available for sale sucurities issued by  Mexican corporations                2,130   18.5   5.28     10.13                      7
Trading securities issued by Mexican corporations                           25,404   24.6   3.77     10.73                    700
Trading securities issued by the Mexican government                          9,961   48.0   4.66     10.59                    541
Available for sale securities issued by Peru corporations                    3,188   49.9   8.50      9.68                     65

                                  US$ thousands

       RISK FACTOR           VAR
-------------------------   -----
Republic of Colombia 2006     967
Republic of Colombia 2007   1,096
Republic of Colombia 2009   1,443
Republic of Brazil 2007         4
Republic of Brazil 2008        81
Republic of Brazil 2010     1,204
Republic of Mexico 2007       119
Republic of Mexico 2008       337
Republic of Mexico 2010       791
US Treasury 2015               65
EUR Currency                   76
TRM Index                      21
                            =====

          As of December 31, 2005, the Total Market Risk VaR was US$ 4,574,770. The average Total Market Risk VaR was US$ 6,059,527 with a maximum value of US$ 10,877,937 on March and a minimum value of US$ 2,630,311 on February. The decline of the market VaR of Panama's and Cayman's during 2005 was determined by the reduction of the size of portfolio and the reduction of the volatility of the risk factors.

          As of December 31, 2004, the Total Market Risk Value was US$ 2,546,292. The increase of the VaR of Bancolombia Panama and Bancolombia Cayman as compared to the same period of the previous year was determined by an increase in the size of the portfolio in Colombia and in the Federative Republic of Brazil.

     SUVALOR

          The table below provides information about BC's Subsidiary Suvalor's VaR calculations for all balance sheet items that are in pesos. It shows the following information for each group of assets and liabilities described:

NPV:      Sum of the net  present value

DUR:      Weighted average duration

Y:        Weighted  average yield

(DELTA)i: Maximum variation of the interest rate

VaR:      Value at risk for the group for changes in the interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (Ps MILLION)

ASSETS                                                                       NPV     DUR      Y    (DELTA)I    VAR
------                                                                     ------   -----   ----   --------   -----
Trading securities issued by the Colombian government - TES fixed rate     12,862   30.28   6.74%     150       481
Other trading securities issued by the Colombian government                 6,041    3.83   7.47%      30         6
Trading securities issued by financial institutions                        47,471    7.24   6.89%      30        87
Other marketable trading securities                                        15,468   23.83   7.52%      30        33
Other held to maturity securities issued by the Colombian government          172    7.96   5.97%      30         0
Rights buyback trading securities issued by the Colombian government-
   TES fixed rate                                                          41,555   69.85   8.60%     150     3,579
Rights buyback trading securities issued by financial institutions          2,815    5.74   7.08%      30         4

ITEREST RATE DERIVATIVES
Forward contracts long position issued by the Colombian government - TES
   fixed rate                                                              41,555    0.16   8.60%     150         8
Forward long position securities issued by financial institutions           2,784    2.87   7.90%      30         2

          The table below provides information about Suvalor's VaR calculations for all balance sheet items that are in a currency other than pesos or UVR. It shows the following information for each group of assets and liabilities described:

NPV:      Sum of the net present value

DUR:      Weighted average duration

Y:        Weighted average yield

(DELTA)i: Maximum variation of the interest rate

VaR:      Value at risk for the group for changes in the interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY

                                                NPV       DUR     Y    (DELTA)I   VAR
                                             ---------   ----   ----   --------  -----
ASSETS
Trading securities issued by the Colombian
   government- TES yankees                     106,191   0.96   4.99%     12         0
Other marketable trading securities          1,109,960   6.87   5.94%     12     5,330

          The table below provides information about Suvalor's VaR calculations for all balance sheet items that are in UVR. It shows the following information for each group of assets and liabilities described:

          NPV:       Sum of the net present value
          DUR:       Weighted average duration
          Y:         Weighted average yield
          (DELTA)i:  Maximum variation of the interest rate
          VaR:       Value at risk for the group for changes in the interest
                     rate

                            INTEREST RATE RISK IN UVR
                                      (UVR)

                                                 NPV       DUR      Y    (DELTA)I     VAR
                                             ----------   -----   ----   --------    -----
ASSETS
Rights buyback trading securities issued
   by the Colombian government -
   TES fixed rate                            11,461,097   17.98   0.81%    12.4      5,713

INTEREST RATE DERIVATIVES
Forward contracts long position issued by
   the Colombian government - TES
   fixed rate                                11,349,166    0.56   0.81%    12.4        634

          The table below provides information about Suvalor's VaR calculations for changes in the price of a currency other than pesos. It shows the following information for each group which represent a specific currency:

          NET POSITION: Net position for that currency presented in the original currency
          PRICE:        Price of the currency in Ps on the day of calculation
          PESOS VALUE:  Net position of that currency presented in Ps
          (DELTA)e:     Maximum variation of the price of the currency
          VaR:          Value at risk for the group for changes in the price of
                        the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

                                FOREIGN CURRENCY

                             NET POSITION     PRICE     PESOS VALUE    (DELTA)E        VAR
                             ------------   --------   -------------   --------   -----------
U.S. Dollars                   3,419,915    2,284.22   7,811,838,654     2.63%    205,451,357
British Pound                     17,049    3,927.60      66,959,999     2.63%      1,761,048
European Currency Unit EUR       141,739    2,693.21     381,732,969     5.45%     20,804,447
VALUE AT RISK                                                                     228,016,851

                                             NET POSITION    PRICE    PESOS VALUE    (DELTA)E        VAR
                                            -------------   ------   -------------   --------   -----------
UVR                                            11,461,097   153,49   1,759,177,497     3.90%     68,607,922
Trading securities                             25,167,154                              6.00%      1,510,029
Available for sale investments - tradable   3,684,302,672                              6.00%    221,058,160
Investments in funds                        3,196,711,966                             12.06%    385,523,463
VALUE AT RISK                                                                                   904,716,426

                                   Ps million

   RISK FACTOR      VAR
----------------   -----
DTF                  318
Real Rate              6
Money Market US$      12
TES Rate           6,394
UVR                   19
TRM                  207
EURO                  21
IGBC                   1
                   =====

          Suvalor's Total Market Risk VaR is determined by its investments. The most significant risk factor during 2005 was the TES. As of December 31, 2005, the Total Market Risk VaR was Ps 6,567 million.

          The Total Market Risk Value as of December 31, 2005 increased Ps 6,508 million if compared with the same period of the previous year, as a result of the merger between Comicol and Suvalor on October 3, 2005. The risk factor that presented the greatest variation was the TES rate.

     LEASING COLOMBIA

          The table below provides information about Leasing Colombia's VaR calculations for all balance sheet items that are in pesos. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value
          DUR:      Weighted average duration
          Y:        Weighted average yield
          (DELTA)i: Maximum variation of the interest rate
          VaR:      Value at risk for the group for changes in the interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (Ps MILLION)

                                                                            NPV       DUR      Y     (DELTA)I    VAR
                                                                         ---------   -----   -----   --------   -----
ASSETS
Trading securities issued by the Colombian government TES IPC rate           2,171   13.67    8.11%     150        37
Trading securities issued by the Colombian government - TES fixed rate      33,455   21.13    6.47%     150       873
Other trading securities issued by the Colombian government                  1,568    9.55    6.65%      30         4
Trading securities issued by financial institutions                         20,960    1.57    6.47%      30         8
Other marketable trading securities                                          7,790   11.64    6.94%      30        23
Other held to maturity securities issued by the Colombian government           218    8.14    5.12%     126         2
Commercial loans - fixed rate                                                2,350   12.96   13.22%     126        31
Real state leasing - fixed rate                                              1,037   45.53   16.13%     126        49
Commercial loans - variable rate                                         2,582,700    3.23   13.27%     126     8,630
Real state leasing - variable rate                                             904    9.70   15.95%     126         9
Consumer loans - fixed rate                                                    519   10.98   14.94%     222        10
Consumer loans - variable rate                                              38,643    3.03   13.50%      30        29
Small loans - variable rate                                                     18    5.83   15.28%      30         0
Accounts receivable                                                         76,179    3.76   13.51%     126       296
Other assets                                                                 3,135    8.69   12.12%     126        28
Asset contingencies                                                        212,348    2.55   13.66%     126       559

LIABILITIES
Time deposits                                                            1,198,207    3.38    8.14%     126     4,204
Interbank borrowings                                                     1,170,317    1.75    8.55%     126     2,127
Long term debt                                                             462,812    2.29    8.39%     126     1,098
Boceas                                                                       5,007    3.00    6.31%     126        16

FORWARDS
Foreign exchange contracts long position  in local currency (Ps)            11,654    0.65    6.32%      30         2

          The table below provides information about Leasing Colombia's VaR calculations for all balance sheet items that are in a currency other than pesos or UVR. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value

          DUR:      Weighted average duration

          Y:        Weighted average yield

          (DELTA)i: Maximum variation of the interest rate

          VaR:      Value at risk for the group for changes in the interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                                 (U.S. DOLLARS)

                                                         NPV       DUR     Y     (DELTA)I     VAR
                                                     ----------   ----   -----   --------   -----
ASSETS
Comercial loans - fixed rate                             12,070   4.77   16.29%    41.18       19
Asset contingencies                                   1,433,355    0.8    8.02%    41.18      390

LIABILITIES
Interbank borrowings                                  5,392,907   1.13    5.99%    41.18    2,085

FORWARDS
Foreign exchange contracts short position in forex   (5,085,689)  0.65    5.44%       12     (329)

          The table below provides information about Leasing Colombia's VaR calculations for all balance sheet items that are in UVR. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value

          DUR:      Weighted average duration

          Y:        Weighted average yield

          (DELTA)i: Maximum variation of the interest rate

          VaR:      Value at risk for the group for changes in the interest rate

                            INTEREST RATE RISK IN UVR

                                                                              NPV        DUR      Y    (DELTA)I     VAR
                                                                          -----------   -----   ----   --------   -------
ASSETS
Trading securities issued by  the Colombian government - TES fixed rate    24,375,791   36.57   1.75%    12.4      91,927
Other trading securities issued by the Colombian government               110,955,808   83.74   1.97%    12.4     958,063
Trading securities issued by financial institutions                        87,909,320   21.26   2.46%    12.4     192,667
Other marketable trading securities                                        38,856,924    1.37      0%    12.4       5,517
Other held to maturity securities issued by the Colombian government       90,093,100   98.89   0.00%    12.4     920,067

          The table below provides information about Leasing Colombia's VaR calculations for changes in the price of a currency other than pesos. It shows the following information for each group, which represents a specific currency:

          NET POSITION: Net  position for that currency presented in the original currency

          PRICE:        Price of the currency in Ps on the day of calculation

          PESOS VALUE:  Net position of that currency  presented in Ps

          (DELTA)e:     Maximum variation of the price of the currency

          VaR: Value at risk for the group for changes in the price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

                                FOREIGN CURRENCY

                                         NET POSITION      PRICE      PESOS VALUE    (DELTA)E         VAR
                                        --------------   --------   --------------   --------   -------------
U.S. Dollars                                 2,983,534   2,284.22    6,815,048,741     2.63%      179,235,781

VALUE AT RISK                                                        6,815,048,741                179,235,781

UVR                                        352,345,156     153.49   54,079,978,144     3.90%    2,109,119,147
Permanent securities - marketable       12,077,165,753                                 6.00%      724,629,945
Permanent securities - not marketable   27,037,393,128                                 9.00%    2,920,038,457
Investments in mutual funds                621,184,354                                12.06%       74,914,833

VALUE AT RISK                                                                                   5,828,702,383

         Ps million
---------------------------
    RISK FACTOR        VAR
-------------------   -----
DTF                   2,224
Real Rate               333
LIBOR                   (4)
Consumer Loans Rate      10
Money Market            (1)
TES Rate                910
UVR                   2,109

        Ps million
---------------------------
    RISK FACTOR        VAR
-------------------   -----
TRM                     179
IGBC                  3,645
RFOND                    75
                      =====

          Leasing Colombia's main assets are the leasing operations that are included in the loan portfolio. Its liabilities are primarily time deposits and interbank borrowings where the DTF is also the main risk factor.

          The average VaR for the DTF during 2005 was Ps 1,285 million with a standard deviation of Ps 666 million and the average VaR for UVR during 2005 was Ps 2,228 million with a standard deviation of Ps 202 million. As of December 31, 2005, Total Market Risk VaR was Ps 2,806 million. The average Total Market Risk VaR during 2005 was Ps 2,811 million, with a maximum value during 2005 of Ps 4,367 million and a minimum value of Ps 2,171 million.

          The Total Market Risk Value as of December 31, 2005 increased Ps 1,432 million if compared to the same period of the previous year, as a result of the merger between Leasing Colombia and Suleasing on November 30, 2005. The risk factors that present the greatest variations were the IGBC, the DTF and the UVR.

     SUFINANCIAMIENTO

          The table below provides information about BC's Subsidiary Sufinanciamiento's VaR calculations for all balance sheet items that are denominated in pesos. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value
          DUR:      Weighted average duration
          Y:        Weighted average yield
          (DELTA)i: Maximum variation of the interest rate
          VaR:      Value at risk for the group for changes in the interest
                    rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (Ps MILLION)

                                     NPV      DUR     Y     (DELTA)I    VAR
                                   -------   ----   -----   --------   -----
ASSETS
Commercial loans - fixed rate        4,238   3.40   26.24%     126        15
Commercial loans - variable rate   427,864   0.54   26.24%     126       237
Consumer loans - fixed rate         14,452   3.48   26.24%     222        90
Consumer loans - variable rate     355,253   0.52   26.24%      30        45
Other assets                         2,152   0.53   26.24%     126         1

LIABILITIES
Time deposits                      710,631   3.68    7.98%     126     2,711
Interbank borrowings                   106   2.06   11.88%     126         0
Long term debt                      10,818   9.56    7.10%     126       107

          The table below provides information about Sufinanciamiento's VaR calculations for changes in the price of a currency other than pesos. It shows the following information.

          NET POSITION: Net position for the currency presented in the original currency
          PRICE:        Price of the currency in Ps on the day of calculation
          PESOS VALUE:  Net position of the currency presented in Ps
          (DELTA)e:     Maximum variation of the price of the currency
          VaR:          Value at risk for the group for changes in the price of
                        the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK

                                FOREIGN CURRENCY

                                              NET POSITION   PRICE   PESOS VALUE   (DELTA)E        VAR
                                             -------------   -----   -----------   --------   -----------
Available for sale investments nontradable   2,975,355,000                           9.00%    321,338,340

VALUE AT RISK                                                                                 321,338,340

         Ps million
----------------------------
    RISK FACTOR         VAR
-------------------   ------
DTF                   (2,520)
Consumer Loans Rate       90
IGBC                     321
                      ======

          Sufinanciamiento's main assets are loans, where the risk factor is the DTF. Its liabilities are primarily Time Deposits and long term debt, where the DTF is the risk factor.

          As of December 31, 2005, the Total Market Risk VaR was Ps 2,716 million. The average Total Market Risk VaR of Sufinanciamiento during 2005 was Ps 1,820 million, a maximum value of Ps 2,716 million and a minimum value of Ps 1,307 million.

          As of December 31, 2005, the Total Market Risk increased 89% if compared to the same period of the previous year, as a result of a larger position in time deposits, which increased in Ps 305,514 million.

     FIDUCOLOMBIA

          The table below provides information about BC's Subsidiary Fiducolombia's VaR calculations for all balance sheet items that are in pesos. It shows the following information for each group of assets and liabilities described:

          NPV:       Sum of the net present value
          DUR:       Weighted average duration
          Y:         Weighted average yield
          (DELTA)i:  Maximum variation of the interest rate
          VaR:       Value at risk for the group for changes in the interest
                     rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (Ps MILLION)

ASSETS                                                                              NPV     DUR      Y     (DELTA)I    VAR
------                                                                            ------   -----   -----   --------   -----
Trading securities issued by the Colombian government - TES IPC rate               4,900    5.99    6.41%     150        36
Trading Securities Issued by the Colombian government - TES fixed rate            32,741   29.78    6.95%     150     1,203
Other trading securities issued by the Colombian government                        2,056    9.34    7.52%      30         5
Trading securities issued by financial institutions                               20,555    2.66    6.71%      30        14
Other marketable trading securities                                                9,002    3.19    7.08%      30         7
Held to maturity securities issued by the Colombian government - TES fixed rate    2,170    6.77   10.90%     250        30
Permanent securities issued by the Colombian government-TES fixed rate             6,499   17.14    6.38%     250       228
Foreign exchange contracts long position in local currency                         2,171    2.40    6.41%      30         1

          The table below provides information about Fiducolombia's VaR calculations for all balance sheet items that are in a currency other than pesos or UVR. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value
          DUR:      Weighted average duration
          Y:        Weighted average yield
          (DELTA)i: Maximum variation of the interest rate
          VaR:      Value at risk for the group for changes in the interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                                 (U.S. DOLLARS)

                                                                                 NPV      DUR     Y    (DELTA)I    VAR
                                                                              --------   ----   ----   --------   ----
ASSETS
Trading securities issued by the Colombian government - U.S. Dollars,
   denominated TES                                                              31,993   2.43   6.44%     12        8
Held to maturity securities issued by the Colombian government - US Dollar,
   denominated TES                                                             951,849   2.43   5.46%     12       790
Foreign exchange contracts short position in forex                            (912,293)  2.40   4.81%     12      (218)

          The table below provides information about Fiducolombia's VaR calculations for all balance sheet items that are in UVR. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value
          DUR:      Weighted average duration
          Y:        Weighted average yield
          (DELTA)i: Maximum variation of the interest rate
          VaR:      Value at risk for the group for changes in the interest rate

                            INTEREST RATE RISK IN UVR
                                      (UVR)

ASSETS                                                                       NPV       DUR      Y    (DELTA)I      VAR
------                                                                   ----------   -----   ----   --------   -------
Trading securities issued by the Colombian government - TES fixed rate   81,280,100   18.44   0.87%    12.4     154,624
Other marketable trading securities                                       6,068,227    5.00   0.00%    12.4       3,136
Held to maturity securities issued by financial institutions             31,788,345   24.90   4.85%    12.4      81,425

          The table below provides information about Fiducolombia's VaR calculations for changes in the price of a currency other than pesos. It shows the following information for each group which represents a specific currency:

          NET POSITION: Net position for the currency presented in the original currency
          PRICE:        Price of the currency in Ps on the day of calculation
          PESOS VALUE:  Net Position of that currency presented in Ps
          (DELTA)e:     Maximum variation of the price of the currency
          VaR:          Value at risk for the group for changes in the price of
                        the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK
                                FOREIGN CURRENCY

                                    NET POSITION     PRICE      PESOS VALUE    (DELTA)E        VAR
                                   -------------   --------   --------------   --------   -----------
U.S. Dollars                              62,942   2,284.22      143,772,956     2.63%      3,781,229
VALUE AT RISK                                                                               3,781,229
UVR                                  119,167,774     153.49   18,290,561,077     3.90%    713,331,882
Available for sale investments -
   nontradable - not registered
   in exchange                     1,254,539,362                                 9.00%    135,490,251
Investments in mutual funds        1,161,292,514                                12.06%    140,051.877
VALUE AT RISK                                                                             275,542,128

       Ps million
------------------------
RISK FACTOR         VAR
-----------        -----
DTF                   27
Real Rate             37
Money Market US$       0
TES Rate           1,498
UVR                  713
TRM                    4
IGBC                 135
LIBOR                  2
RFOND                140
                   =====

          Fiducolombia's Total Market Risk VaR relates to its investments. The most significant risk factor is the TES. The average VaR for the TES during 2005 was Ps 1,077 million with a standard deviation of Ps 244 million. As of December 31, 2005, the Total Market Risk VaR was Ps 2,024 million. The average Total Market Risk VaR of Fiducolombia during 2005 was Ps 1,591 million, with a maximum value of Ps 2,024 million and a minimum value of Ps 1,300 million.

          As of December 31, 2005, the Total Market Risk increased 61% as compared to the previous year, as a result of a larger position in securities issued by the Colombian Government.

     BANCO CORFINSURA

          The table below provides information about BC's Subsidiary Banco Corfinsura's VaR calculations for all balance sheet items that are in a currency other than pesos or UVR. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value
          DUR:      Weighted average duration
          Y:        Weighted average market yield
          (DELTA)i: Maximum variation of the interest rate
          VaR:      Value at risk for the group for changes in the interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                                 (U.S. DOLLARS)

                                           NPV        DUR      Y    (DELTA)I      VAR
                                       -----------   -----   ----   --------   -------
ASSETS
Other marketeable trading securities     1,138,051   23.42   3.82%    12.00      2,655
Other held to maturity securities          304,500    0.16   2.70%    41.18         17
Commercial loans - fixed rate            5,525,511    1.34   6.06%    41.18      2,515
Commercial loans - variable rate       164,865,979    4.35   6.43%    41.18    244,119
LIABILITIES
Interest bearing checking accounts         163,070    0.16   2.70%  12.00         3
Time deposits                          137,563,962    4.22   7.02%  41.18   197,747
Interbank borrowings                     5,003,862    0.97   3.92%  41.18     1,653

          The table below provides information about Banco Corfinsura's VaR calculations for changes in the price of a currency other than pesos. It shows the following information for each group which represent an specific currency:

          NET POSITION: Net position for the currency presented in the original currency
          PRICE:        Price of the currency in Ps on the day of calculation
          PESOS VALUE:  Net Position of that currency presented in Ps
          (DELTA)e:     Maximum variation of the price of the currency
          VaR:          Value at risk for the group for changes in the price of
                        the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK
                                FOREIGN CURRENCY

                             NET POSITION     PRICE      PESOS VALUE    (DELAT)E         VAR
                             ------------   --------   --------------   --------   -------------
U.S. Dollars                  26,378,744    2,284.22   60,254,854,441     2.63%    1,584,702,672
European Currency Unit EUR       (40,367)   2,693.21     (108,716,495)    5.45%       (5,925,049)

       Ps million
-------------------------
RISK FACTOR          VAR
-----------         -----
LIBOR                 108
MONEY MARKET US$        6
TRM                 1,585
                    -----
EURO                   (6)
                    =====

          Banco Corfinsura's main assets are loans, where the risk factor is the LIBOR. Its most significant liabilities are time deposits, and interbank borrowings where the LIBOR is the main risk factor. As of December 31, 2005, the Total Market Risk VaR was Ps 1,571 million.

     SULEASING INTERNACIONAL

          The table below provides information about BC's Subsidiary Suleasing Internacional's VaR calculations for all balance sheet items that are in pesos. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value
          DUR:      Weighted average duration
          Y:        Weighted average yield
          (DELAT)i: Maximum variation of the interest rate
          VaR:      Value at risk for the group for changes in the interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                                  (Ps MILLION)

               NPV    DUR     Y    (DELAT)I   VAR
               ---   ----   ----   --------   ---
ASSETS
Other assets    96   4.77   9.05      126      0

          The table below provides information about Suleasing Internacional's VaR calculations for all balance sheet items that are in a currency other than pesos or UVR. It shows the following information for each group of assets and liabilities described:

          NPV:      Sum of the net present value
          DUR:      Weighted average duration
          Y:        Weighted average yield
          (DELTA)i: Maximum variation of the interest rate
          VaR:      Value at risk for the group for changes in the interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                                 (U.S. DOLLARS)

ASSETS                                 NPV       DUR       Y     (DELAT)I     VAR
------                             ----------   -----   ------   --------   ------
Commercial loans - fixed rate       8,734,226   13.84     9.23%    41.18    41.092
Commercial loans - variable rate   49,255,970    4.25     9.23%    41.18    71.226
Asset contingencies                 9,478,401    3.22     8.58%    41.18    10.379
LIABILITIES
Interbank borrowings               59,879,328    3.86   607.00%    41.18    78,839

          The table below provides information about Suleasing Internacional's VaR calculations for changes in the price of a currency other than pesos. It shows the following information for each group which represent an specific currency:

          NET POSITION: Net position for the currency presented in the original currency
          PRICE:        Price of the currency in Ps on the day of calculation
          PESOS VALUE:  Net Position of that currency  presented in Ps
          (DELTA)e:     Maximum variation of the price of the currency
          VaR:          Value at risk for the group for changes in the price of
                        the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK
                                FOREIGN CURRENCY

               NET POSITION     PRICE      PESOS VALUE    (DELTA)E        VAR
               ------------   --------   --------------   --------   -----------
U.S. Dollars    10,831,018    2,284.22   24,740,427,525     2.63     650,673,244

    Ps million
-----------------
RISK FACTOR   VAR
-----------   ---
DTF             0
LIBOR         100
TRM           651
              ===

          Suleasing Internacional's main assets are loans, where the risk factor is the LIBOR, which is also the main risk factor for the liabilities. As of December 31, 2005, the Total Market Risk VaR was Ps 647 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not Applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment in BC operation.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
     PROCEEDS

          None.

ITEM 15. CONTROLS AND PROCEDURES

          An evaluation has been carried out, under the supervision and with the participation of BC's management, including President Jorge Londono Saldarriaga and Finance Vice-President Jaime Alberto Velasquez Botero, of the effectiveness of the design and operation of our "disclosure controls and procedures" as defined in Exchange Act Rules 13a-15(e). Our disclosure controls and procedures are designed to ensure that the financial and non-financial information required to be disclosed in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Based upon that evaluation, our management, including the President Jorge Londono Saldarriaga and Finance Vice-President Jaime Alberto Velasquez Botero, concluded that our disclosure controls and procedures are effective as of December 31, 2005.

          Changes in Internal Controls. On July 30, 2005 Conavi (Conavi Banco Comercial y de ahorros S.A.) and Corfinsura (Corporacion Financiera Nacional y Suramericana S.A.) merged with and into Bancolombia as surviving entity (for more information please see Item 4 - Information on the Company, A - History and Development of the Company). As of December 31, 2005, a full transition of the Conavi and Corfinsura's systems into Bancolombia's systems, including, but not limited to, core processing of transactions and certain policies and procedures was not complete. In connection with this transition process, additional controls and procedures were put in place during the second semester of 2005. Achievement of a full transition is ongoing and is expected to be completed by the second semester of 2006. Until the full transition has occurred, BC's management will continue adding internal control measures to reasonably ensure that controls pertaining to financial reporting and safeguarding of assets are effective.

ITEM 16. RESERVED

ITEM.16.A AUDIT COMMITTEE FINANCIAL EXPERT

          Luis Alberto Zuleta Jaramillo serves as the board of directors audit committee financial expert, complying with the requirements of Sarbanes Oxley Act regarding audit committee financial experts. As of April 1, 2006, Mr. Zuleta does not own any shares of Bancolombia. There is not business relationship between Mr. Zuleta and the Bank, except for standard personal banking services. There is no fee arrangement between Mr. Zuleta and the Bank, except in connection with his capacity as a member of the Board.

          Mr. Zuleta Jaramillo is considered an independent director under Colombian law and the Bank's Corporate Governance Code as well as NYSE's director independence standards.

ITEM.16.B CORPORATE GOVERNANCE AND CODE OF ETHICS

          Under the NYSE's Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

          Corporate Governance in Colombia. In Colombia, a series of laws and regulations set forth corporate governance requirements. Among them, Resolution 275 of the former Superintendency of Securities (issued on May 23, 2001) contains the corporate governance standards to be followed by companies issuing securities that may be purchased by Colombian pension funds. Additionally, Law 964 of 2005 (issued on June 8, 2005) established new mandatory Corporate Governance requirements for all issuers who's securities are publicly traded in the Colombian market. Bancolombia's corporate governance standards comply with these legal requirements and follow regional recommendations, including the OECD's White Paper on Corporate Governance for Latin America and the Andean Development Corporation's (CAF) Corporate Governance Code.

          Independence of Directors. Law 964 requires the Board of Directors to be composed of at least 25% of independent directors. Additionally, Colombian law mandates that all directors exercise independent judgment under all circumstances. Bancolombia's Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia's management recommends to its shareholders to propose lists of directors composed of at least 25% of independent directors.

          Structure of the Board of Directors. Bancolombia's Board of Directors includes seven (7) principal directors and seven (7) alternate directors(9). Even though it is customary that only principal directors attend meetings of the Board of Directors, alternate directors perform an active role in Bancolombia's corporate governance, as they are members of some Committees.

          Although there is no prohibition under Colombian regulations for officers to be members of the Board of Directors, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia's Board of Directors does not include any management members, although the CEO attends the monthly meetings of the Board of Directors (but is not allowed to vote) and Committees have some officers or employees as permanent members to guarantee an adequate flow of information between employees, management and directors. In accordance with the Law 964 and the Bank's By-laws no executive officer can be elected as Chairman of the Board of Directors.

----------
(9) At the annual General Shareholders' Meeting of Bancolombia S.A. held March 2, 2006, Bancolombia shareholders approved a By-laws amendment, by which the number of principal and alternate directors was increased form five to seven.

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

ITEM.16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The aggregate fees billed under the caption audit fees for professional services rendered to BC for the audit of its financial statements and for services that are normally provided in connection with statutory or regulatory filings or engagements, totaled Ps 1,654 million at December 31, 2004 and Ps 4,134 million at December 31, 2005.

          There were no fees corresponding to audit related fees, tax fees or other fees billed to BC in the last two years.

          The Bank's audit committee charter includes the following pre-approval policies and procedures, which are included in the audit committe's charters:

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

ITEM.16.D PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Bancolombia did not repurchase any shares in 2005.

                                    PART III

                              FINANCIAL STATEMENTS

ITEM 17. FINANCIAL STATEMENTS

          Not applicable.

ITEM 18. FINANCIAL STATEMENTS

          Reference is made to pages F - 1 through F - 131.

ITEM 19. EXHIBITS

          The following exhibits are filed as part of this Annual Report.

          1. Corporate by-laws (estatutos sociales) of the registrant, as amended through March 2, 2006, together with an English translation.

          12.1 CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 23, 2006.

          12.2 CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 23, 2006.

          13.1 CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 23, 2006.

          13.2 CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 23, 2006.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: June 23, 2006

BANCOLOMBIA S.A.


By: /s/ JAIME ALBERTO VELASQUEZ BOTERO
    ----------------------------------
Name: Jaime Alberto Velasquez Botero.
Title: Vice President, Finance.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     F-2

CONSOLIDATED BALANCE SHEETS
Year Ended December 31, 2004 and 2005                                       F-3

CONSOLIDATED STATEMENTS OF OPERATIONS
Year Ended December 31, 2003, 2004 and 2005                                 F-5

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2003, 2004 and 2005                                 F-7

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31, 2003, 2004 and 2005                                 F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                  F-10

(DELOITTE(R) LOGO)                            Deloitte & Touche Ltda.
                                              Edificio Corfivalle
                                              Calle 16 Sur No 43A-49 Piso 9 y 10
                                              A.A. 404
                                              Nit. 860.005.813-4
                                              Medellin
                                              Colombia

                                              Tel. +57(4) 3138899
                                              Fax: +57(4) 3133225
                                              www.Deloitte.com.co

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and shareholders of Bancolombia S.A.:

We have audited the accompanying consolidated balance sheets of Bancolombia S.A. and subsidiaries (the "Bank") as at December 31,2005 and 2004, and the related consolidated statements of operations; stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31,2005 in conformity with accounting principles generally accepted in Colombia.

Accounting principles generally accepted in Colombia vary in certain significant respects from accounting principles generally accepted in the United Stales of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

Our audits also comprehended the translation of Colombian pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.


/s/ Deloitte & Touche
Deloitte & Touche Ltda.

Medellin, Colombia, January 28,2006, except for Notes 30 and 31 as to which the date is June 20, 2006.

Auditoria. Impuestos. Consultoria. Finanzas Corporativas.

                                                      Una Firma membro de
                                                      Deloitte & Touche Tohmatsu

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 2004 and 2005

           (Stated in millions of pesos and thousands of U.S. Dollars)

                                                                 Notes        2004            2005          2005 (1)
                                                                ------   -------------   --------------   -------------
                                                                                                           U.S. Dollar
                                                                                                           (Unaudited)
ASSETS

Cash and cash equivalents:
   Cash and due from banks                                           4   Ps    768,514   Ps   1,241,435   US$   543,483
   Overnight funds                                                             480,846          488,587         213,897
                                                                         -------------   --------------   -------------
         TOTAL CASH AND CASH EQUIVALENTS                                     1,249,360        1,730,022         757,380
                                                                         -------------   --------------   -------------
Investment securities:                                               5
   Debt securities:                                                          4,922,792        8,264,885       3,618,253
      Trading securities                                                     2,245,756        5,400,950       2,364,461
      Available for sale                                                     1,943,685        1,842,556         806,646
      Held to maturity                                                         733,351        1,021,379         447,146
   Equity securities                                                           393,044          268,286         117,452
      Trading securities                                                       129,964           50,805          22,242
      Available for sale                                                       263,080          217,481          95,210
   Market value allowance                                                      (65,625)         (73,468)        (32,164)
                                                                         -------------   --------------   -------------
         TOTAL INVESTMENT SECURITIES                                         5,250,211        8,459,703       3,703,541
                                                                         -------------   --------------   -------------
Loans and financial leases:                                       6,29
   Commercial loans                                                          7,353,956       11,949,501       5,231,326
   Consumer loans                                                            1,655,066        2,437,727       1,067,203
   Small business loans                                                         90,000          115,031          50,359
   Mortgage loans                                                               56,107        1,463,437         640,673
   Financial leases                                                            880,110        2,660,556       1,164,755
   Allowance for loans and financial leases losses                   7        (434,378)        (705,882)       (309,025)
                                                                         -------------   --------------   -------------
         LOANS AND FINANCIAL LEASES, NET                                     9,600,861       17,920,370       7,845,291
                                                                         -------------   --------------   -------------
   Accrued interest receivable on loans and financial leases:
   Accrued interest receivable on loans and financial leases                   125,879          206,921          90,587
   Allowance for accrued interest losses                             7          (4,603)          (8,655)         (3,789)
                                                                         -------------   --------------   -------------
         INTEREST ACCRUED, NET                                                 121,276          198,266          86,798
                                                                         -------------   --------------   -------------
Customers' acceptances and derivatives                               8          43,894          133,420          58,409
Accounts receivable, net                                          9,29         173,875          590,313         258,431
Premises and equipment, net                                         10         346,243          623,729         273,060
Operating leases, net                                               11           8,311          143,974          63,030
Foreclosed assets, net                                              15          12,206           31,360          13,729
Prepaid expenses and deferred charges                               12          15,950           26,898          11,776
Goodwill                                                            14          73,607           50,959          22,309
Other assets                                                        13         315,394          563,588         246,731
Reappraisal of assets                                               16         267,941          330,915         144,870
                                                                         -------------   --------------   -------------
         TOTAL ASSETS                                                    Ps 17,479,129   Ps  30,803,517   US$13,485,355
                                                                         =============   ==============   =============
MEMORANDUM ACCOUNTS                                                 25   Ps 78,232,437   Ps 138,595,535   US$60,675,213
                                                                         =============   ==============   =============

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 2004 and 2005

           (Stated in millions of pesos and thousands of U.S. Dollars)

                                                                 Notes       2004            2005          2005 (1)
                                                                ------   ------------   -------------   -------------
                                                                                                         U.S. Dollar
                                                                                                         (Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                            29
   Non-interest bearing:                                                 Ps 2,690,679   Ps  3,530,279   US$ 1,545,507
      Checking accounts                                                     2,523,505       3,171,182       1,388,299
      Other                                                                   167,174         359,097         157,208
   Interest bearing:                                                        9,171,437      14,854,703       6,503,184
      Checking accounts                                                     1,275,618       1,068,409         467,735
      Time deposits                                                         4,361,206       6,259,800       2,740,454
      Savings deposits                                                      3,534,613       7,526,494       3,294,995
                                                                         ------------   -------------   -------------
         TOTAL DEPOSITS                                                    11,862,116      18,384,982       8,048,691
                                                                         ------------   -------------   -------------
Overnight funds                                                               616,494       1,329,913         582,218
Bank acceptances outstanding                                                   66,593          63,126          27,636
Interbank borrowings                                                17        246,282       1,705,468         746,630
Borrowings from domestic development banks                          18        857,919       2,222,083         972,797
Accounts payable                                                              729,448       1,250,084         547,270
Accrued interest payable                                                      109,164         182,292          79,805
Other liabilities                                                   19        232,932         459,968         201,368
Long-term debt                                                      20        552,531       1,648,312         721,608
Accrued expenses                                                    21         71,649         130,859          57,288
Minority interest in consolidated subsidiaries                                 43,278          49,140          21,513
                                                                         ------------   -------------   -------------
          TOTAL LIABILITIES                                                15,388,406      27,426,227      12,006,824
                                                                         ------------   -------------   -------------
Stockholders' Equity (2)                                         22,24
   Subscribed and paid in capital:                                            355,119         430,684         188,548
      Nonvoting preference shares                                             101,579         121,422          53,157
      Common shares                                                           253,540         309,262         135,391
   Retained earnings:                                                       1,589,159       2,712,879       1,187,661
      Appropriated                                                  23      1,010,481       1,765,998         773,130
      Unappropriated                                                          578,678         946,881         414,531
   Reappraisal of assets                                            16         42,237         110,479          48,366
   Gross unrealized net gain or loss on investments                           104,208         123,248          53,956
         STOCKHOLDERS' EQUITY                                               2,090,723       3,377,290       1,478,531
                                                                        -------------  --------------   -------------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     Ps 17,479,129  Ps  30,803,517   US$13,485,355
                                                                        =============  ==============   =============
MEMORANDUM ACCOUNTS                                                 25  Ps 78,232,437  Ps 138,595,535   US$60,675,213
                                                                        =============  ==============   =============

----------
The accompanying notes, numbered 1 to 30, form an integral part of these Consolidated Financial Statements

(1)  See note 2 (ff)

(2) A summary of significant adjustments to stockholders' equity that would be required if U.S. GAAP had been applied is disclosed in Note 31.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                      Consolidated Statements of Operations

                  Years ended December 31, 2003, 2004 and 2005

           (Stated in millions of pesos and thousands of U.S. Dollars, except per share data)

                                                 Notes       2003          2004        2005(2)       2005 (1)
                                                 -----   -----------   -----------   -----------   ------------
                                                                                                    U.S. Dollar
                                                                                                    (Unaudited)
   Interest income and expenses:
   Interest on loans                                     Ps  918,791  Ps 1,140,955  Ps 2,050,274   US$  897,582
   Interest on investment securities                         546,207       549,328       824,709        361,046
   Overnight funds                                            14,046        18,375        33,629         14,722
   Leasing                                                    58,774        94,450       291,472        127,602
                                                         -----------   -----------   -----------   ------------
      TOTAL INTEREST INCOME                                1,537,818     1,803,108     3,200,084      1,400,952
                                                         -----------   -----------   -----------   ------------
Interest expense
   Checking accounts                                          11,622        13,505        20,311          8,892
   Time deposits                                             249,911       267,558       449,367        196,727
   Saving deposits                                           113,968       141,288       241,889        105,896
                                                         -----------   -----------   -----------   ------------
      TOTAL INTEREST ON DEPOSITS                             375,501       422,351       711,567        311,515
                                                         -----------   -----------   -----------   ------------
Interbank borrowings                                           5,293         7,389        54,630         23,916
   Borrowings from domestic development banks                 58,456        73,549       156,509         68,517
   Overnight funds                                            38,423        41,215        73,910         32,357
   Bonds                                                       2,840        41,239       153,658         67,269
                                                         -----------   -----------   -----------   ------------
      TOTAL INTEREST EXPENSE                                 480,513       585,743     1,150,274        503,574
                                                         -----------   -----------   -----------   ------------
      NET INTEREST INCOME                                  1,057,305     1,217,365     2,049,810        897,378
                                                         -----------   -----------   -----------   ------------
Provision for loan and accrued interest
   losses, net                                      7       (162,057)     (110,455)     (185,404)       (81,167)
Recovery of charged-off loans                                 31,701        49,032        61,829         27,068
Provision for foreclosed assets and other
   assets                                                    (68,892)      (33,127)      (63,969)       (28,005)
Recovery of provisions for foreclosed assets
   and other assets                                           16,949        27,926        56,504         24,737
                                                         -----------   -----------   -----------   ------------
      TOTAL NET PROVISIONS                                  (182,299)      (66,624)     (131,040)       (57,367)
                                                         -----------   -----------   -----------   ------------
      NET INTEREST INCOME AFTER PROVISION FOR
         LOANS AND ACCRUED INTEREST LOSSES                   875,006     1,150,741     1,918,770        840,011
                                                         -----------   -----------   -----------   ------------
Commissions from banking services                             39,363        53,082       101,355         44,372
Electronic services and ATMs fees                             29,873        39,163       101,299         44,347
Branch network services                                       28,594        37,929        48,984         21,445
Collections and payments fees                                 25,604        38,654        56,670         24,809
Credit card merchant fees                                     29,533         8,251        10,076          4,411
Credit and debit card annual fees                             62,158        80,290       205,606         90,011
Checking fees                                                 46,910        49,391        54,846         24,011
Warehouse services                                            42,705        49,072        62,155         27,211
Fiduciary activities                                          39,469        50,425        60,131         26,325
Brokerage fees                                                 5,687         8,669        68,231         29,871
Check remittance                                              12,877        10,850        10,579          4,631
International operations                                      23,860        23,997        36,484         15,972
                                                         -----------   -----------   -----------   ------------
      FEES AND OTHER SERVICE INCOME                      Ps  386,633   Ps  449,773   Ps  816,416   US$  357,416
                                                         ------------  -----------   -----------   ------------
      FEES AND OTHER SERVICE EXPENSES                        (32,361)      (40,715)      (48,087)       (21,052)
                                                         -----------   -----------   -----------   ------------
      TOTAL FEES AND INCOME FROM SERVICES, NET               354,272       409,058       768,329        336,364
                                                         -----------   -----------   -----------   ------------

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                      Consolidated Statements of Operations

                  Years ended December 31, 2003, 2004 and 2005

           (Stated in millions of pesos and thousands of U.S. Dollars, except per share data)

                                                 Notes       2003          2004        2005(2)       2005 (1)
                                                 -----   -----------   -----------   -----------   ------------
                                                                                                    U.S. Dollar
                                                                                                    (Unaudited)
Other operating income:
   Net foreign exchange gains (expenses)                      36,287       (100,925)     (53,361)       (23,361)
   Forward contracts in foreign currency                       9,672        149,381      141,055         61,752
   Gains (losses) on sales of investments on
      equity securities                                        5,878           (27)        8,097          3,545
   Dividend income                                            30,734        30,546        42,731         18,707
   Revenues from commercial subsidiaries                      76,445        78,973        45,020         19,709
   Communication, postage, rent and others                     2,037         7,447        10,406          4,556
                                                         -----------   -----------   -----------   ------------
      TOTAL OTHER OPERATING INCOME                           161,053       165,395       193,948         84,908
                                                         -----------   -----------   -----------   ------------
      TOTAL INCOME                                         1,390,331     1,725,194     2,881,047      1,261,283
                                                         -----------   -----------   -----------   ------------
   Operating expenses
   Salaries and employee benefits                            320,886       363,557       615,121        269,292
   Bonus plan payments                                        22,423        32,923        26,826         11,744
   Compensation                                               22,959        15,169         8,030          3,515
   Administrative and other expenses               27        350,517       393,592       793,179        347,243
   Deposit security, net                                      31,877        22,945        55,050         24,100
   Donation expenses                                           1,708        11,060           615            269
   Depreciation                                    10         40,625        46,872        87,633         38,365
   Merger expenses                                                --            --        45,703         20,008
   Goodwill amortization                                      59,773        26,303        22,648          9,915
                                                         -----------   -----------   -----------   ------------
      TOTAL OPERATING EXPENSES                               850,768       912,421     1,654,805        724,451
                                                         -----------   -----------   -----------   ------------
      NET OPERATING INCOME                                   539,563       812,773     1,226,242        536,832
                                                         -----------   -----------   -----------   ------------
Non-operating income (expense)
   Other income                                               33,822        51,514       109,770         48,055
   Minority interest                                             330        (2,425)       (6,496)        (2,844)
   Other expense                                             (41,696)      (44,374)     (105,120)       (46,020)
                                                         -----------   -----------   -----------   ------------
      TOTAL NON-OPERATING INCOME (EXPENSE)                    (7,544)        4,715       (1,846)          (809)
                                                         -----------   -----------   -----------   ------------
Income before income taxes                                   532,019       817,488     1,224,396        536,023
                                                         -----------   -----------   -----------   ------------
   Income tax expense                              21        (62,635)     (238,810)     (277,515)      (121,492)
                                                         -----------   -----------   -----------   ------------
      NET INCOME(3)                                      Ps  469,384   Ps  578,678   Ps  946,881   US$  414,531
                                                         -----------   -----------   -----------   ------------
EARNINGS PER SHARE                                       Ps      814   Ps    1,003   Ps    1,301   US$     0,57
                                                         ===========   ===========   ===========   ============

----------
The accompanying notes, numbered 1 to 30, form an integral part of these Consolidated Financial Statements

(1)  See accompanying notes to consolidated financial statements - See Note 2
     (ff).

(2) The consolidated statement of operations for the year ended December 31, 2005 includes Conavi's and Corfinsura's results since the beginning of the year.

(3) A summary of significant adjustments to net income that would be required if U.S. GAAP had been applied is disclosed in Note 31.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 2003, 2004 and 2005

       Expressed in terms of the purchasing power of Colombian pesos as of
                                December 31, 2005

 (Stated in millions of pesos and thousands of U.S. Dollars, except share data)

                                 Non Voting Preference
                                        Shares              Voting Common Shares
                               ------------------------   ------------------------




                                  Number      Par Value      Number      Par Value
                               -----------   ----------   -----------   ----------
BALANCE AT DECEMBER 31, 2002   178,435,787   Ps 101,579   398,259,608   Ps 253,540
Net income                              --           --            --           --
Transfer to appropriated
   retained earnings                    --           --            --           --
Valuation of investment                 --           --            --           --
Dividends declared                      --           --            --           --
Other                                   --           --            --           --
                               -----------   ----------   -----------   ----------
BALANCE AT DECEMBER 31, 2003   178,435,787      101,579   398,259,608      253,540
Net income                              --           --            --           --
Transfer to appropriated
   retained earnings                    --           --            --           --
Valuation of investment                 --           --            --           --
Dividends declared                      --           --            --           --
Other                                   --           --            --           --
                               -----------   ----------   -----------   ----------
BALANCE AT DECEMBER 31, 2004   178,435,787      101,579   398,259,608      253,540
Net income                              --           --            --           --
Transfer to appropriated
   retained earnings                    --           --            --           --
Issuance of preference and
   common shares                39,686,634       19,843   111,444,976       55,722
Valuation of investment                 --           --            --           --
Merger effect                           --           --            --           --
Dividends declared                      --           --            --           --
Other                                   --           --            --           --
                               -----------   ----------   -----------   ----------
BALANCE AT DECEMBER 31, 2005   218,122,421   Ps 121,422   509,704,584   Ps 309,262
                               ===========   ==========   ===========   ==========
BALANCE AT DECEMBER 31, 2005
   (UNAUDITED)(1)              218,122,421   US$ 53,157   509,704,584   US$135,391
                               ===========   ==========   ===========   ==========


                                   Retained Earnings                   Surplus                  Total
                               -------------------------   ------------------------------   -------------
                                                                         Gross unrealized
                                                                          gain or loss on
                                                                            investments
                                  Appro-       Unappro-    Reappraisal       available      Stockholders'
                                  priated       priated     of assets        for sale           equity
                               ------------   ----------   -----------   ----------------   -------------
BALANCE AT DECEMBER 31, 2002   Ps   566,187   Ps 210,380   Ps   37,368      Ps 115,294      Ps 1,284,348
Net income                               --      469,384            --              --           469,384
Transfer to appropriated
   retained earnings                210,380     (210,380)           --              --                --
Valuation of investment                  --           --        (7,282)        (20,858)          (28,140)
Dividends declared                  (76,124)          --            --              --           (76,124)
Other                                39,911           --            --              --            39,911
                               ------------   ----------   -----------      ----------      ------------
BALANCE AT DECEMBER 31, 2003        740,354      469,384        30,086          94,436         1,689,379
Net income                               --      578,678            --              --           578,678
Transfer to appropriated
   retained earnings                469,384     (469,384)           --              --                --
Valuation of investment                  --           --        12,151           9,772            21,923
Dividends declared                 (156,861)          --            --              --          (156,861)
Other                               (42,396)          --            --              --           (42,396)
                               ------------   ----------   -----------      ----------      ------------
BALANCE AT DECEMBER 31, 2004      1,010,481      578,678        42,237         104,208         2,090,723
Net income                               --      946,881            --              --           946,881
Transfer to appropriated
   retained earnings                578,678     (578,678)           --              --                --
Issuance of preference and
   common shares                    160,646           --            --              --           236,211
Valuation of investment                  --           --      (179,033)         31,690          (147,343)
Merger effect                       193,673           --       247,275         (12,650)          428,298
Dividends declared                 (216,838)          --            --              --          (216,838)
Other                                39,358           --            --              --            39,358
                               ------------   ----------   -----------      ----------      ------------
BALANCE AT DECEMBER 31, 2005   Ps 1,765,998   Ps 946,881   Ps  110,479      Ps 123,248      Ps 3,377,290
                               ============   ==========   ===========      ==========      ============
BALANCE AT DECEMBER 31, 2005
   (UNAUDITED)(1)              US$  773,130   US$414,531   US$  48,366      US$ 53,956      US$1,478,531
                               ============   ==========   ===========      ==========      ============

The accompanying notes, numbered 1 to 30, form an integral part of these Consolidated Financial Statements

(1)  See Note 2 (ff).

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 2003, 2004 and 2005

           (Stated in millions of pesos and thousands of U.S. Dollars)

                                                              2003           2004          2005(1)         2005(2)
                                                          ------------   ------------   ------------   -------------
                                                                                                        (Unaudited)
Cash flows from operating activities:

   Net income (loss)                                      Ps   469,384   Ps   578,678   Ps   946,881   US$   414,531

   Adjustments to reconcile net income to net
      cash provided (used) by operating activities:
      Depreciation                                              40,625         46,872         87,633          38,365
      Amortization                                              86,010         39,377         77,111          33,759
      Minority interest                                         (9,577)         1,719          5,862           2,566
      Provision for loan, accrued interest and accounts
         receivable losses                                     305,673        191,207        395,369         173,087
      Provision for foreclosed assets                           32,458         23,002         44,665          19,554
      Provision for losses on investment securities and
         equity investments                                     29,381          2,821         10,317           4,517
      Provision for premises and equipment                       5,665          2,223            302             132
      Provision for other assets                                   723          4,953          1,825             799
      Reversal of provision for investments                     (8,400)        (4,500)        (5,330)         (2,333)
      Reversal of provision for loans and accounts
         receivable                                           (143,615)       (85,152)      (220,224)        (96,411)
      Reversal of provision for foreclosed assets               (5,493)       (17,239)       (45,445)        (19,895)
      Reversal of provision for other assets                       (41)           (38)        (3,943)         (1,726)
      Reversal of provision for premises and equipment          (3,016)        (6,149)        (1,787)           (782)
      Loss (gain) on sales of premises and equipment               393           (839)            --              --
      Loss (gain) on sales on investments securities            (5,878)            27             --              --
      Realized and unrealized loss (gain) on derivative
         financial instruments                                   5,409       (129,616)       (67,180)        (29,410)
      Loss (gain) on sales on foreclosed assets                  2,867          3,433             --              --
      Valuation gain (loss) on investment securities          (246,871)      (266,428)      (476,139)       (208,447)
      Foreclosed assets donation                                 1,029         10,854             45              20
      (Increase) in accounts receivable                        (11,724)       (28,454)      (514,867)       (225,402)
      Decrease (increase) in other assets                      (63,752)      (161,362)        92,256          40,388
      Increase in accounts payable                             116,060        293,293        593,764         259,942
      Increase in other liabilities                              3,745         58,614        227,036          99,393
      (Increase) in loans                                   (1,941,055)    (1,565,627)    (8,521,859)     (3,730,752)
                                                          ------------   ------------   ------------   -------------
      Other                                                      1,069         15,476         59,210          25,921
                                                          ------------   ------------   ------------   -------------
       Net cash provided by operating activities            (1,338,931)      (992,855)    (7,314,498)     (3,202,184)
                                                          ------------   ------------   ------------   -------------
Cash flows from investing activities:

      Decrease (increase) in customers' acceptances       Ps   (17,827)  Ps   118,021   Ps   (25,813)  US$   (11,301)
      Proceeds from sales of property, plant and
         equipment                                              35,737         48,454         92,815          40,633

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 2003, 2004 and 2005

           (Stated in millions of pesos and thousands of U.S. Dollars)

                                                              2003           2004          2005(1)         2005(2)
                                                          ------------   ------------   ------------   -------------
                                                                                                        (Unaudited)
      Proceeds from sales of foreclosed assets                 10,384         16,315          98,090          42,942
      (Purchases) of property, plant and equipment           (290,947)       (96,333)       (589,212)       (257,949)
      (Purchases) sales of investment securities               96,942       (635,634)     (2,719,300)     (1,190,472)
      Proceeds from sales of long term investments            120,702             --              --              --
                                                          -----------    -----------    ------------   -------------
      Net cash used in investing activities                   (45,009)      (549,177)     (3,143,420)     (1,376,147)
                                                          -----------    -----------    ------------   -------------

Cash flows from financing activities:

   Dividends declared                                         (76,124)      (156,861)       (216,838)        (94,929)
   Increase in deposits                                     1,443,839      1,630,119       6,522,866       2,855,620
   Increase in long-term debt                                   9,036        480,713       1,095,781         479,718
   Increase (decrease) in overnight funds                     507,981       (501,645)        713,419         312,325
   Increase (decrease) in interbank borrowings and
      borrowings from domestic development banks               94,580       (107,395)      2,823,352       1,236,025
                                                          -----------    -----------    ------------   -------------
      Net cash provided by financing activities             1,979,312      1,344,931      10,938,580       4,788,759
                                                          -----------    -----------    ------------   -------------

Increase (decrease) in cash and cash equivalents              595,372       (197,101)        480,662         210,428
Cash and cash equivalents at beginning of year                851,089      1,446,461       1,249,360         546,952
                                                          -----------    -----------    ------------   -------------
Cash and cash equivalents at end of year                  Ps1,446,461    Ps1,249,360    Ps 1,730,022   US$   757,380
                                                          ===========    ===========    ============   =============

Supplemental disclosure of cash flows information:
   Cash paid during the year for:
      Interest                                            Ps  459,893    Ps  173,846    Ps 1,033,420   US$   452,417
                                                          ===========    ===========    ============   =============
      Income taxes                                        Ps    5,988    Ps  207,856    Ps   190,014   US$    83,185
                                                          ===========    ===========    ============   =============

The accompanying notes, numbered 1 to 30, form an integral part of these Consolidated Financial Statements

----------
(1) The consolidated statements of operations for the year ended December 31, 2005, includes Conavi and Corfinsura's result since the beginning of the year.

(2)  See Note 2 (ff).

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(1)  ORGANIZATION AND BACKGROUND

     Bancolombia S.A., the "Bank" previously known as Banco Industrial Colombiano S.A. is a private commercial bank incorporated under Colombian law on January 24, 1945. On April 3, 1998, Banco Industrial Colombiano S.A. merged with Banco de Colombia S.A. and the surviving entity was renamed Bancolombia S.A. The registered office and business address of the Bank is in Medellin.

     On July 30, 2005, Conavi Banco Comercial y de Ahorros S.A. ("Conavi") and Corporacion Financiera Nacional y Suramericana S.A. (post-spin off) ("Corfinsura") were merged into the Bank (the "Merger"). The Merger was approved at the Bank's Ordinary Shareholders' Meeting held on March 28, 2005 and was also duly approved by the Annual Shareholder Meetings of Conavi and Corfinsura, respectively. The Superintendency of Banking (now the Superintendency of Finance) also approved the transaction by means of Resolution No. 1050 dated July 19, 2005. The Merger was formalized through Public Deed No. 3947, executed before Notary Public No. 29 of the Circuit of Medellin, and registered in the Commercial Registry of the Medellin Chamber of Commerce on August 1, 2005. By virtue of this Merger, the Bank acquired the entire property, rights and obligations of Conavi and Corfinsura, entities which were dissolved without being liquidated.

     In order to proceed with the exchange of shares resulting from the Merger and for the purpose of facilitating the future growth of the Bank, a partial amendment to the Bank's by-laws was recorded in the Commercial Registry of the Medellin Chamber of Commerce on July 26, 2005, by virtue of which the Bank's authorized capital was increased from Ps 335,000 to Ps 500,000 and the Bank's Corporate Governance policies were modified.

     Once shares in Conavi and Corfinsura had been exchanged for Bancolombia shares as a result of the Merger, as of November 30, 2005 Bancolombia's subscribed and paid-in capital totaled Ps 430,684 reflecting the new shares issued by the Bank in exchange for shares of Conavi and Corfinsura.

     The Bank's purpose of business is to carry out all operations, transactions, acts and services inherent to the banking business, by means of the banking establishment that carries its name and according to all applicable legislation.

     The Bank, on a non-consolidated basis, has 11,571 employees and operates through 678 branches.

     The attached financial statements consolidate the assets, liabilities, earnings, contingent accounts and memorandum accounts of the Bank and Subsidiaries in which it holds, directly or indirectly, 50% or more of the outstanding voting shares (the "Subsidiaries"). The consolidated Subsidiaries are:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                                      PARTICIPATION  PARTICIPATION
                                                                                        PERCENTAGE     PERCENTAGE       DATE OF
                ENTITY                         LOCATION               BUSINESS           DEC-2004       DEC-2005       CREATION
                ------                  ----------------------  --------------------  -------------  -------------  --------------
Almacenes Generales de Deposito
   Mercantil S.A. ALMACENAR(5)                 Colombia         Warehousing and           98.25          98.25       February 1953
                                                                logistics
Fiducolombia S.A.                              Colombia         Trust                     96.16          98.81        January 1992
Bancolombia Panama S.A.                         Panama          Banking                     100            100        January 1973
Bancolombia Cayman                          Cayman Islands      Banking                     100            100         August 1987
Leasing Colombia S.A. (6)                      Colombia         Leasing                   99.99            100       December 1978
Compania Suramericana de
   Financiamiento Comercial S.A.
   SUFINANCIAMIENTO                            Colombia         Financial services        99.99          99.99       November 1971
Colcorp S.A. Corporacion Financiera            Colombia         Investment Banking          100            100           July 1994
Comisionista de Colombia S.A.(2)               Colombia         Securities Brokerage      99.99             --       December 1991
Abocol S.A. (3)                                Colombia         Chemical                  92.32             --          March 1960
                                                                Various Commercial
Valores Simesa S.A.                            Colombia         Investments               71.75          71.75       December 2000
Inmobiliaria Bancol S.A.                       Colombia         Real estate broker        98.95          99.09           June 1995
Fundicom S.A.                                  Colombia         Metals engineering        79.87          79.90            May 2000
Unicargo de Colombia S.A. (5)                  Colombia         Freight service           98.35          98.35         August 1994
Sistema de Inversiones y Negocios S.A.          Panama          Commercial entity           100            100      September 1975
Sinesa Holding Company                  British Virgin Islands  Commercial entity           100            100           June 1988
Todo UNO Colombia S.A.                         Colombia         E-commerce                53.92          89.55           June 2001
Future Net Inc.                                 Panama          E-commerce                60.02          99.58       November 2000
Compania Metalurgica
   Colombiana S.A.  COMECOL(1)                 Colombia         Metals engineering        39.65          40.51       December 1996
Sociedad Portuaria Mamonal S.A. (4)            Colombia         Customs office            92.69             --         August 1991
                                                                Chemical products
Abocol Costa Rica S.A. (4)                    Costa Rica        commercial                92.43             --       December 2001
                                                                Chemical products
Fertillanos Ltda. (4)                          Colombia         commercial                55.39             --        October 2001
Ditransa S.A. (5)                              Colombia         Freight service              --          52.69      September 1994
Compania Suramericana de Arrendamiento
   Operativo S.A.Surenting                     Colombia         Operating leasing            --          75.50        October 1997
Suleasing Internacional S.A.                    Panama          Leasing                      --             76         August 1993
Suleasing Internacional Inc.                     USA            Leasing                      --             76           July 2003
Inversiones CFNS Ltda.                         Colombia         Comercial entity             --            100          April 1998
Compania Suramericana de Valores S.A.
   Suvalor                                     Colombia         Securities Brokerage         --            100            May 1991
Suvalor Panama                                  Panama          Securities Brokerage         --            100          April 2005
Banco Corfinsura Internacional Inc.          Puerto Rico        Banking                      --            100       December 1997
Multienlace S.A.                               Colombia         Contact Center               --          98.20          March 1997
3001 S.A. (in the process of being
    wound up)                                  Colombia         E-commerce                   --          98.96       December 2000

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(1)  Controlled through other subsidiaries (Valores Simesa S.A. and Colcorp
     S.A.)

(2) On October 1, 2005, Comisionista de Colombia S.A Comicol merged with and into Compania Suramericana de Valores S.A. Suvalor Comisionista de Bolsa as surviving entity.

(3) On December 30, 2005 Colcorp S.A., sold its position in Abonos Colombianos S.A. - Abocol S.A, to V. International Ventures Inc. The sell price was US$ 20,070,843.

(4)  Were affiliates of Abonos Colombianos S.A. - Abocol S.A.

(5) On November 22, 2005, the Bank entered into a preliminary agreement with Incorbank Banqueros de Inversion, Inversiones en Logistica y Seguridad de Transporte Ltda. Inverloset, Equity Investment S.A, Rodriguez Azuero Asociados S.A. and other individuals to being negotiations relating to proposed purchase agreement, by which the Bank would sell all of the shares it holds in Almacenar S.A.

(6) On November 30, 2005 Suleasing S.A. merged with and into Leasing Colombia S.A. as surviving entity.

          Chapter XVII of 1995 External Circular 100 issued by the Superintendency of Banking (now Superintendency of Finance) establishes that the goodwill will amortize in proportional monthly installments affecting the statement of operations during the time in which it is reasonably expected that future benefits will be obtained and that, in any case, such term may not exceed ten (10) years. Notwithstanding, in consideration that results allow, management amortized one hundred percent of the value of this goodwill in the statement of operations of 2003, in this way avoiding affecting future results. This fact was made known in a timely manner to the Superintendency of Banking (now Superintendency of Finance).

(2)  MAIN ACCOUNTING POLICIES

     (A) BASIC ACCOUNTING AND CONSOLIDATION POLICY

          Accounting practices and the preparation of financial statements of the Bank and its Subsidiaries follow the special regulations of the Superintendency of Finance (before Superintendency of Banking), or, in the absence of such regulations, generally accepted accounting principles in Colombia.

          For consolidation purposes, financial statements of foreign Subsidiaries were adjusted as required by Colombian regulations with regard to investments, loans and leased assets. The Bank also unified accounting policies related to inflation adjustments with the Superintendency of Finance (before Superintendency of Banking).

          The Bank consolidates companies in which it holds, directly or indirectly, 50% or more of outstanding voting shares. Some of these Subsidiaries also consolidate subsidiaries of their own. The Bank's Subsidiary Bancolombia Panama S.A. consolidates Bancolombia Cayman, Sistema de Inversiones y Negocios S.A., Sinesa Holding Company and Future Net Inc. The Bank's Subsidiary Almacenar S.A. consolidates Unicargo de Colombia S.A. and Ditransa S.A. The Subsidiary Colcorp S.A. consolidates Inmobiliaria Bancol S.A., Inversiones CFNS, Comecol S.A., Valores Simesa S.A., Fundicom S.A. and Todo Uno Colombia. The Bank's subsidiary Leasing Colombia S.A. consolidates Surenting S.A., Suleasing Internacional S.A. and Suleasing Internacional Inc. The Bank's subsidiary Suvalor S.A. consolidates Suvalor Panama S.A..

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          The consolidated financial statements are prepared for presentation to the stockholders, but are not taken as a basis for the distribution of dividends or appropriation of profits.

          Intercompany transactions and balances are eliminated upon consolidation.

     (B) INFLATION ACCOUNTING

          From January 1, 1992 to December 31, 2000, the consolidated financial statements were adjusted for inflation based on the variation in the CPI (Consumer Price Index) for middle-income earners. The adjustment was applied monthly to non-monetary assets, equity (except for the reappraisal of assets and exchange adjustment), contingent accounts and memorandum accounts. No adjustment was made to income, costs or expenses, and the financial statements for the preceding period did not have to be reamesured.

     (C) CONVERSION OF FOREIGN CURRENCY TRANSACTIONS AND BALANCES

          As an authorized exchange dealer, the Bank and its Colombian Subsidiaries are authorized by the Superintendency of Banking (now Superintendency of Finance) to make direct foreign exchange purchases and sales on the exchange market.

          Operations in foreign currencies other than U.S. dollars are converted into U.S. dollars using the rate of exchange published by Reuters and then reamesured in (Ps) at the Representative Market Rate (RMR) calculated on the last business day of the month and certified by the Superintendency of Finance (before Superintendency of Banking). The Representative Market Rate at December 31, 2004 and 2005 was Ps 2,389.75 and Ps 2,284.22,
     respectively.

          The foreign currency position is the difference between assets and liabilities denominated in foreign currency, recorded in and out of the balance, realized or contingent, including those that are settled in Colombian local currency, which correspond to the financial statements that include operations within the national territory.

          The spot foreign currency position is the difference between assets and liabilities, denominated in foreign currency, based on the unique chart of accounts; investments available for sale in equity and debt securities, held to maturity and capital contributions in foreign branches and derivate arrangements (i.e., forward contracts, futures contracts, swaps and profit or loss in option valuation). Operations that can be settled in local currency are not included in this position.

          The maximum amount of the Bank's position in any currency that is not Pesos cannot exceed the equivalent in foreign currency of twenty percent (20%) of the technical capital and the minimum amount may be negative, without exceeding the equivalent in foreign currency of five per cent (5%) of the Bank's technical capital.

          The maximum amount corresponding to the Bank's spot foreign currency position cannot exceed fifty percent (50%) of the technical capital and cannot be negative.

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

          The income accounts were converted at an average rate of Ps 2,626.22 and Ps 2,320.77 per Dollar for the years 2004 and 2005, respectively. Said rates correspond to the average value of the representative market exchange rate on the business days in the period from January 1 to December 31 of each year.

     (D) COMPARABILITY

          The consolidated financial statements for the year ended December 31, 2004 include the financial information of the parent company and its subsidiaries. These however, do not include any effects of the Merger of the Bank, Conavi and Corfinsura (spun-off corporation), which was completed on July 30, 2005. The consolidated financial statements for the year ended December 31, 2005 includes the financial information of the parent company and its subsidiaries, which includes all additional subsidiaries acquired as a result of the Merger with Conavi and Corfinsura (spun-off corporation). For this reason, financial statements for 2004 and 2005 should be read taking into account the impacts of the Merger.

     (E) CASH AND CASH EQUIVALENTS

          The statement of cash flows was prepared using the indirect method. These cash flows were calculated by taking the net differences in the balances shown on the consolidated balance sheet on December 31, 2005 and December 31, 2004, not taking into account independently the effect of the Merger with Conavi and Corfinsura. Overnight funds sold with reselling agreements are considered to be cash equivalents for the purposes of this statement.

     (F) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     (G) REAL VALUE UNIT RATE (UVR)

          The main operations that the Bank carries out with regard to mortgage loans are linked to the Unidad de Valor Real (Real Value Unit, the "UVR") and adjusted on a daily basis according to the daily value of the UVR, as published by the Central Bank.

          The values assigned by the Central Bank to the UVR, in Colombian pesos, on December 31, 2004 and December 31, 2005, were Ps 145.9324 and Ps 153.4858, respectively.

          The UVR rate corresponds to the monthly variance in the CPI(10) during the calendar month immediately prior to the month for which the UVR rate is being calculated. In light of the above, the annualized UVR rate at December 31, 2004 and December 31, 2005 was 1.66% and 2.04%, respectively.

     (H) OVERNIGHT FUNDS SOLD AND RESELLING AGREEMENTS

          This represents the funds directly placed by the Bank and its subsidiaries in other financial institutions with or without investment collateral, using surplus liquidity, with or without a commitment to resell, at terms of up to 30 days. The account also includes overnight deposits with banks abroad using Bank funds deposited outside Colombia.

          Transactions not repaid within 30 days are reclassified as investments, loans or financial lease operations, as the case may be.

          The difference between present value (cash received) and future value (resale price) is income booked to financial yields.

     (I) INVESTMENTS

          This includes investments acquired by the Bank and its Subsidiaries to maintain secondary liquidity, investments in companies that Bancolombia has less than 50% of outstanding shares, to satisfy requirements of law or regulation, or simply to eliminate or significantly reduce market risks to which assets, liabilities or other balance sheet items are exposed.

     1. CLASSIFICATION

          The investments are classified as "trading investments", "investments available for sale" and "investments held to maturity". The first two of these groups may include investments in debt or equity securities. The third shall only include investments in debt securities.

----------
(10) CPI - Consumer Price Index, or inflation, is certified by Departamento Administrativo Nacional de Estadistica (National Administrative Department of Statistics, or "DANE").

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

     HELD TO MATURITY

          Investments "held to maturity" are debt securities acquired with the stated purpose and legal, contractual, financial and operational capacity to hold them until maturity or redemption. They may not be used for liquidity operations unless they are mandatory investments entered into on the primary market and provided that the counter party for the operation is the Colombian Central Bank, the General Treasury Direction of Colombia, institutions overseen by the Superintendency of Finance (before Superintendency of Banking and the Securities Superintendency) or in the exceptional cases that the Superintendency of Finance may determine.

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

          One of the Bank's subsidiaries, Bancolombia Panama S.A., classifies the investments it holds for the purpose of exercising control as permanent in accordance with Panama Superintendency of Banking Order 7 of 2000.

     2. VALUATION

          The purpose of valuation is to record the fair market value for a given investment as of a determined date.

     2.1 DEBT SECURITIES

          Debt securities are valued daily and the result is recorded daily. The procedures are defined in 1995 External Circular 100, Chapter I, numeral
     6.1 issued by the Superintendency of Banking (now Superintendency of Finance).

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          The Bank determines the market value of trading debt securities and available for sale debt securities by using the prices, reference rates and margins that the Bolsa de Valores de Colombia (the "Colombian Stock Exchange") calculates and publishes daily.

          Investments in debt securities held to maturity are valued exponentially as of the internal rate of return calculated on the purchase date.

     2.2 EQUITY SECURITIES

          Equity investments are valued monthly and the results of such valuations are recorded monthly. They are valued based on the level of exchange volume at the time of valuation, as follows:

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

     2.3 SECURITIES DENOMINATED IN FOREIGN CURRENCY, IN UVR OR IN OTHER UNITS

          The Bank determines the market value of the respective security in its original currency or unit before converting it into U.S. dollars.

          As of January 2004, pursuant to 2004 External Circular 003 issued by the Superintendency of Banking (now the Superintendency of Finance), if the security is denominated in a currency other than the U.S. dollar, the value of the security determined in its original currency is converted into U.S. dollars using the foreign exchange translation rates published on the valuation date on the European Central Bank web page. The value thus obtained is multiplied by the Representative Market Rate effective on the valuation date (which is the current rate for the next day) and certified by the Superintendency of Finance or by the effective unit for the same day, as the case may be.

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

          The difference between the market value and the present value of the investment increases or decreases its value and is recorded in the equity account as unrealized earnings or loss account.

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

          If the investment value based on the investor's shares of the equity of the investee is less than the value at which the investment is registered, the difference will affect, in the first place, the surplus for valuation of the corresponding investment until it runs out, and the excess is registered as devaluation of said investment within equity, against devaluation of the assets account.

          When the dividends or profits are distributed in kind, including those from capitalizing the equity revaluation account, the portion recorded as the surplus for valuation must be recorded as income, charged against the investment and the surplus must be reversed. When the dividends or profits are distributed in cash, the value recorded as surplus for valuation must be recorded as income, the surplus reversed and the excess amount of the dividends must be recorded as a lesser investment value.

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

          Before External Circular 049 dated November 30, 2004 issued by Superintendency of Banking (now Superintendency of Finance) became effective, dividends or profits distributed in kind or in cash, including those from capitalizing the equity revaluation account, had to be recorded up to the amount that had been recorded as accumulated unrealized gains, during the fiscal year to which the profits and equity revaluation distributed corresponded, and were charged to the latter. The collection of the dividends in cash had to be recorded as a lesser value of the investment.

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     4.1 SECURITIES ISSUED ABROAD OR WITH FOREIGN RANKING

          Securities that are rated by a rating firm acknowledged by the Superintendency of Finance (before Securities Superintendency) or securities issued by entities that are rated by those rating firms cannot be registered for an amount that exceeds the following percentages of their nominal net amortization value made up to the valuation date:

  LONG TERM    MAX. AMOUNT   SHORT TERM   MAX. AMOUNT
   RANKING          %          RANKING         %
  ---------    -----------   ----------   -----------
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

     4.2 SECURITIES FROM ISSUES OR ISSUERS WITHOUT ANY FOREIGN RATING AND EQUITY SECURITIES

          These securities are rated and classified according to the methodology defined by the Bank and its Subsidiaries. The maximum value, as defined by the Superintendency of Finance (formerly Superintendency of Banking), at which these investments are posted, according to their category is:

                         MAX.
                      REGISTERED
     CATEGORY        AMOUNT %(1)             INVESTMENT CHARACTERISTICS
     --------        -----------   ---------------------------------------------
B Acceptable risk,   Eighty (80)   Present factors of uncertainty that could
  greater than                     affect the capacity to continue adequately
  normal                           fulfilling debt service and weaknesses that
                                   could affect their financial situation.

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

E Unrecoverable      Zero (0)      Recovery highly improbable.

----------
(1) On the net nominal amortization values made up to the valuation date for debt securities or the acquisition cost less allowances for equity securities.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollors)

     (J)  LOANS AND FINANCIAL LEASE OPERATIONS

          These accounts record loans and financial leases made by the Bank and its Subsidiaries in the various modalities permitted. They are funded by the Bank's own capital, public deposits and other internal and external sources of funds.

          Loans are recorded at face value, except for acquisition of accounts receivable (factoring operations) which are recorded at cost, and foreign currency operations, which are converted into local currency.

          The Subsidiary Bancolombia Panama S.A., authorized by the Panama Superintendency of Banking, includes participating credit loans in its loan portfolio. These are loans for which the subsidiary assumes no credit risk, which, in spite of having been sold and 100% paid up, are not taken out or omitted from the portfolio group. The profit in this business activity is seen in the net interest margin between the loan participation portfolio and the original loan portfolio.

          External Circular 040 dated October 23, 2003 modified the treatment of financial leases. Since January 1, 2004, they have been included as part of the loan portfolio. For additional information see Note 2 (q).

          The institutions overseen by the Superintendency of Finance (before Superintendency of Banking) must have a Credit Risk Administration System that puts in place policies, processes, models, and control mechanisms to enable risk identification, mitigation and measurement.

          Credit risk evaluation is done pursuant to effective regulations, using an ongoing monitoring process and periodical portfolio classification as described below.

          For provisions, the Bank applies Superintendency of Finance regulations as described below; in addition, the Bank calculates probable expected losses and tests estimating provisions using this methodology.

          During the month of December 2004, External Circular 052 modified 1995 External Circular 100 Chapter II issued by the Superintendency of Banking (now Superintendency of Finance), which sets forth guidelines for credit risk administration. This Circular defines the basic elements of the system for the management of credit risk (SARC, for its initials in Spanish) and introduces reference models and a time schedule for submitting the internal models to the Superintendency of Finance, among others. The Bank has adopted all required modifications and will continue its in-depth develop of the proposed schemes as described below.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollors)

1. CLASSIFICATION

          Loans and financial lease contracts are classified as follows:

     MORTGAGE LOANS

          These are loans, no matter what their value, made to individuals for the purchase of new or used housing or to build a home, all in accordance with Law 546 of 1999. Such loans include: those denominated in UVR or local currency, that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of at least 5 and up to 30 years.

     CONSUMER LOANS

          These are loans and financial leases, no matter what their value, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services.

     SMALL BUSINESS LOANS

          These are loans and financial leases granted to microbusinesses, whose total balance outstanding with the Bank does not exceed twenty-five (25) times the effective legal minimum monthly salaries ("SMLVs").

          "Microbusiness" means any economic exploitation unit owned by an individual or corporate entity, in entrepreneurial, farming and livestock, industrial, commercial or service activities, whether rural or urban, whose staff does not exceed ten (10) workers and whose total assets are under five hundred one (501) effective legal minimum monthly salaries ("SMLVs").

     COMMERCIAL LOANS

          Commercial loans are those that are granted to individuals or companies in order to carry out organized economic activities. These are different from those granted as microcredit loans.

          Loan-related commissions and other receivables are classified within the accounts for the type of loan to which they are related.

2. EVALUATION FREQUENCY

          The Bank and its Subsidiaries make continuous evaluations of their lending and financial lease operation risk, making all necessary modifications to the respective classifications when there are new analysis or data to justify such changes.

          As a part of the previous process, in the months of May and November, the Bank and

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollors)

its Subsidiaries evaluate all loans and financial leases that are past due after having been restructured and that at the time of the evaluation exceed three-hundred (300) effective SMLVs, as well as loans from debtors whose debt from the different loan types exceeds this same amount.

3. EVALUATION CRITERIA

          The Bank and its Subsidiaries evaluate loans and financial leases using the following criteria required by the Superintendency of Finance (before Superintendency of Banking):

          They evaluate the ability to pay of the debtor/co-debtors/guarantors or any other person directly or indirectly unconditionally liable for the debt, and project the cash flow for such entities, if any. The following is the minimum information required from the debtor: income and outgoing cash flows, economic solvency, information on its current and past compliance with its obligations as well as the financial and credit history of debtors in risk centers, the number of times loans have been restructured, possible financial risks to cash flow, legal, operational and strategic risks, and the possibility of contagion.

4. CLASSIFICATION

          The Bank and its Subsidiaries classify loans and financial leases on the basis of the above criteria into the following credit risk categories:

             CATEGORY                            COMMERCIAL                              CONSUMER
             --------               ------------------------------------   ------------------------------------
"A" Normal Risk                     current - and up to 1 month past due   current - and up to 1 month past due
"B" Acceptable Risk, Above Normal          1-3 months past due                     1-2 months past due
"C" Appreciable Risk                        3-6 months past due                     2-3 months past due
"D" Significant Risk                        6-12 months past due                    3-6 months past due
"E" Risk of Unrecoverability              over 12 months past due                 over 6 months past due

             CATEGORY                       SMALL BUSINESS LOANS                         MORTGAGE
             --------               ------------------------------------   ------------------------------------
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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollors)

RULES OF ALIGNMENT

          A Bank and/or Subsidiary classification of B, C, D or E for any loan or financial lease would automatically classify all of that debtor's accounts in the same category, unless it can be shown to the Superintendency of Finance (before Superintendency of Banking) that the Bank has sound reasons for a lower risk classification.

          Under the terms of the Colombian Commercial Code Articles 260-262, financial institutions that are related will receive the same classification as the parent institution unless the Superintendency of Finance is shown that there are good reasons for maintaining such entities in a lower risk category.

          The Superintendency of Finance requires that entities align their classifications with other financial institutions when at least two of them have classified the debtor into a higher risk category, where the debt represents at least 20% of the debtor's total indebtedness according to the most recent information available from credit bureaus. In this event, there may not be more than one level of difference in risk classification.

          The Superintendency of Finance can order reclassifications and reranking of the classifications assigned by financial institutions. It can also order loan portfolio reclassifications for an economic sector, geographical zone or for one debtor or a group of debtors, whose borrowings must be accrued pursuant to rules on individual debt limits.

5. SUSPENSION OF ACCRUALS

          The Superintendency of Finance (before Superintendency of Banking) established that interest, UVR, lease payments and other items of income cease to be accrued in the statement of operations and begin to be recorded in memorandum accounts until effective payment is collected, after a loan is in arrears for more than a certain time:

                           ARREARS
    TYPE OF LOAN       IN EXCESS OF:
    ------------       -------------
Mortgage                  2 months
Consumer                  2 months
Small business loans      1 month
Commercial                3 months

          Until December 31, 2004, the suspension of accruals for mortgage and small business loans were applied after a credit is in arrears for more than 4 months and 2 months, respectively.

          The Bank and its subsidiaries adopted a policy, according to which all loans and financial leasing operations of any type, with the exception of mortgage loans, that are more than 30 days past due, cease to accumulate interest on the statement of operations and instead are recorded in the memorandum accounts until such time the client proceeds with their payment.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          Those loans that become past due and that at some point have stopped accruing interest, UVR, leave payments or other items of income, will stop accruing said income from their collection. Their entries will be recorded in memorandum accounts until such loans are collected.

6.   PROVISIONS

          The Bank makes provisions against earnings for each period as follows:

     General Provision:

          Until September 30, 2005, the Bank and its subsidiaries used to set up a general provision corresponding to one per cent (1%) of the total value of the gross loan portfolio.

          In accordance with External Circular 035 issued in October 2005, the Superintendency of Banking (now Superintendency of Finance) implemented a methodology of monthly aliquots, therein stipulated, allowing for the percentage provision to be increased by an additional one per cent (1%) during 21 months . In this way, by July 1, 2007, there would be a general provision of 2% totally set up on the total value of the gross loan portfolio.

          However on, December 30, 2005, the Superintendency of Finance enacted External Circular 004, decreasing the general provision to the original one per cent (1%) of the value of the total gross loan portfolio. Also, the aliquots corresponding to the months of October and November were required to be applied to the individual provisions for Categories "A" and/or "B".

          As a result of the above, the general provision continues to be one per cent (1%) of the value of the total gross loan portfolio. Said provision, however, may be increased if approved by the General Shareholders Meeting, and is updated on a monthly basis according to the increases or decreases in the loan portfolio.

     Individual Provisions:

          Until December 30, 2005, the Bank set up individual provisions on its portfolio, according to rules and regulations issued by the Superintendency of Finance, corresponding to percentages calculated according to the different ratings on the net unpaid balance net of guarantees, while the internal methodology was implemented for the calculation of the provisions considering the expected losses in the case of default.

          Considering the impact that will be caused by the change in provisions once the MRC (Reference Model for Commercial Portfolio) enters into effect as well as the dynamics shown in different types of loans, and the gradual convergence between the default classification system and the models of expected losses, the Superintendency of Finance by means of External Circular 004, issued on December 30, 2005, which increased its provision percentages on "A" and "B" rated loans to 1% and 3.2%, respectively.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          To cover the additional value that this increase represents with respect to the individual provisions, the institutions regulated by the Superintendency of Finance will have a total period of nineteen (19) months beginning as of December 2005, to follow the aliquot methodology according to instructions contained in Subsections 2.1.1 and 2.1.2 of Exhibit 1 of Chapter II of Circular 100 issued by the Superintendency of Banking (now Superintendency of Finance).

          Furthermore, in compliance with instructions given by means of External Circular 004 of 2005, the Bank applied the total amount of aliquots generated in the form of general provision in the months of October and November, on the "B" rated loan portfolio pertaining to the Commercial Category.

          Increases in the individual provisions for the "A" and "B" rated loans, as provided for by External Circular 004 of December 2005, must be set up without deducting the value of the corresponding guarantees, carried out on the balance of the gross portfolio.

          Based on the regulations issued by the Superintendency of Finance minimum allowances for loans and financial leases must correspond to the following percentages:

                                          COMMERCIAL                  CONSUMER             SMALL BUSINESS LOANS
                                   ------------------------   ------------------------   ------------------------
                                   Capital   Interest/Other   Capital   Interest/Other   Capital   Interest/Other
                                   -------   --------------   -------   --------------   -------   --------------
A- Normal Risk                         1                          1                          1
B- Acceptable Risk, Above Normal     3.2            1           3.2             1          3.2           100
C- Appreciable Risk                   20          100            20           100           20           100
D- Significant Risk                   50          100            50           100           50           100
E- Risk of Unrecoverability          100          100           100           100          100           100




      HOME MORTGAGE %                      CAPITAL
                              ---------------------------------
                              ON GUARANTEED   ON NON-GUARANTEED
                                 PORTION           PORTION        INTEREST/OTHER
                              -------------   -----------------   --------------
A- Normal Risk                      1                  1                 --
B- Acceptable Risk, Above
   Normal                          3.2               100                  1
C- Appreciable Risk                 10               100                100
D- Significant Risk                 20               100                100
E- Risk of Unrecoverability         30               100                100

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          In the case of the mortgage portfolio, if the loan has remained in Category E for 2 consecutive years the provision for the guaranteed portion is increased to 60% and if it remains for another year in this category, the provision to be set up is for 100%, unless there is any indication of a possible recoupment by means of actions previously taken by the Bank.

          Notwithstanding, until the new methodology set forth through External Circular 052, issued by the Superintendency of Banking (now Superintendency of Finance) on December 30, 2004, is implemented, the Bank administration, seeking to anticipate the effects of calculating expected losses, decided to maintain the decision taken in March 2004 of setting up provisions corresponding to 30% for the loan and financial leasing portfolios, net of guarantees, pertaining to the "B" rated consumer and small business categories, as follows:

                                            Consumer %                         Small Business Loans %
                              --------------------------------------   --------------------------------------
                                        CAPITAL                                  CAPITAL
                              --------------------------               --------------------------
                                                ON NON-                                  ON NON-
                              ON GUARANTEED   GUARANTEED   INTEREST/   ON GUARANTEED   GUARANTEED   INTEREST/
                                 PORTION        PORTION      OTHERS       PORTION        PORTION      OTHERS
                              -------------   ----------   ---------   -------------   ----------   ---------
A - Normal Risk                      1              1                         1              1
B- Acceptable Risk, Above
   Normal                          3.2             30          30           3.2             30         100
C- Appreciable Risk                                50         100                           60         100
D- Significant Risk                               100         100                          100         100
E- Risk of Unrecoverability                       100         100                          100         100

          However, the Bank and its Subsidiaries set up additional provisions based on an analysis of loss and probabilities of recoupment.

7.   THE EFFECT OF SECURITY ON PROVISIONS

          In the case of mortgage loans, the value of the corresponding guarantees to be considered in order to calculate the provisions is 100% of their value. Comercial, consumer and small business categories are valued at no more than 70% of their value. Notwithstanding, depending on whether the security is a mortgage or not and on the length of time the loan has been in arrears, the Bank only take into consideration the percentages of the total security value indicated below.

                            TIME ELAPSED FROM DEFAULT DATE TO
                                 SECURITY NON-EXECUTION
                      --------------------------------------------
                      APPROPRIATE MORTGAGE
% COVER OF SECURITY     SECURITY/ESCROW      NON-MORTGAGE SECURITY
-------------------   --------------------   ---------------------
         70                0-18 months            0 - 12 months
         50               18-24 months             12-24 months
         30               24-30 months                 --
         15               30-36 months                 --
          0              Over 36 months          Over 24 months

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          However, increases in individual provisions for the "A" and "B"- rated portfolio, as provided for by External Circular 004 of December 2005, must be set up without deducting the value of the corresponding guarantees.

          The security is admissible when it is formalized and if it has a professionally-established and objective value to provide effective legal backing to repayment of the secured loan, giving the lender or creditor preferential or prior rights to obtain payment, and if it is reasonably marketable.

APPRECIATION OF MORTGAGE COLLATERAL

          The value of the collateral posted by the Bank is established based on parameters set out in External Circular 034 of 2001 issued by the Superintendency of Banking (now Superintendency of Finance) and listed below:

          - In the case of mortgage collateral consisting of property to be used for housing purposes, the market value shall be the initial appraisal value of the collateral duly adjusted according to the housing price index published by the National Planning Department. The value shall be updated on at least a quarterly basis, based on the aforementioned index.

          - In the case of mortgage collateral consisting of property different from housing, the market value shall be the appraisal value of the property given over in guarantee when the loan is issued or the new appraisal value as subsequently calculated on a periodic basis.

          For the purpose of calculating provisions, the value of the collateral pledged on the debtor's commercial or industrial establishments is not taken into account. Also, the property which forms part and the respective establishment or mortgages on property where the establishment operates or functions, are not taken into account.

          The Bank and its Subsidiaries do not base their lending decisions on the amount and/or type of collateral offered, since they understand that the source of payment of the loan or financing arrangement is provided by the capacity of the beneficiary of the loan to generate cash flows, whether this is an individual or a company. However, in the case of new projects and/or mid to long-term financing, alternative sources are required, as a matter of prudence, in order to recoup the loan. Bearing in mind that the Bank has made inroads on the SME segment, its policy is to take out coverage with the Fondo Nacional de Garantias and the Fondo Agropecuario de Garantias.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

8.   MORTGAGE DEBT RELIEF

          Mortgage relief originates from the large-scale process of reliquidating mortgage loans as a result of the change in the housing financing system, introduced by Law 546 of 1999. Credit institutions carried out this reliquidation process based on the difference between the DTF and the UPAC rates, this for the purpose of comparing how the UPAC rate is performing with regard to the UVR rate, so that these might be accorded the same reduction as that corresponding to the UPAC-linked credit. The Colombian Government, for its part, proceeded to credit to the value of the obligations the total amount of the difference produced by this reliquidation process and for the purpose of paying the amounts credited issued UVR-denominated Treasury Bonds (TES).

          On the other hand, Decree 712 of 2001, which amended Decree 2221 of 2000, establishes in its Article One the following grounds for returning the debt relief applied for credit institutions, to the Republic of Colombia via the Ministry of Finance and Public Credit.

DUE TO DEFAULT ON THE PART OF THE BENEFICIARY OF THE CREDITED AMOUNT

          When the beneficiary of the credited amount, according to the provisions of Law 546 of 1999, defaults on more than twelve (12) successive monthly payment installments, as of the date on which the amount is credited to the individual long-term mortgage loan.

DUE TO FAILURE TO PAY THE INDIVIDUAL MORTGAGE LOAN ON THE PART OF THE BENEFICIARY OF THE CREDITED AMOUNT

          If the credit institution has started collection proceeding against the mortgagor prior to the expiry of the term of default established in the prior section.

DUE TO PAYMENT OF MORTGAGE CREDITS FOR MORE THAN ONE DWELLING PER PERSON

          The amounts credited on mortgage loans for more than one dwelling per person must be returned.

DUE TO WAIVING THE AMOUNT CREDITED

          Should the mortgagor have selected the loan for which he or she wishes the credited amount to be applied, as provided for by Article 40 of Law 546 of 1999, the mortgagor should provide written notification of his or her intent to waive the credit on other loans, if applicable. If the credit to which the mortgagor is waiving should have been made prior to the waiver made, the corresponding entity must review the credited amount applied to the loan and make the corresponding refund to the Nation.

DUE TO AMOUNTS CREDITED BEING HIGHER THAN THOSE DUE

          When amounts higher than those due are credited, the excess amount must be refunded to the Nation together with the corresponding interest paid up to the date on which the refund is made.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

9.   LOANS TO REGIONAL AUTHORITIES

          The evaluation of loans to regional authorities includes not only the criteria applicable to regular borrowers but also the provisions set forth in Law 358 of 1997 and Law 617 of 2000.

10.  RESTRUCTURED LOANS

          A "restructured loan" is a loan for which a legal agreement exists whose purpose or effect is to modify some of the terms of the loan for the debtor's benefit and at its request. This includes informal or non-moratorium agreements, Law 550 of 1999 agreements, Law 617 of 2000 agreements, and special restructuring as defined in the Superintendency of Banking (now Superintendency of Finance) Circular 39 of 1999.

          Restructured loans shall not be considered to include the credit relief stipulated by law, as was the case of the relief stipulated in Law 546 of 1999, for the housing loan portfolio.

          For the loans restructured as indicated above or using other restructuring modes which include the capitalization of interest recorded in memorandum accounts or balances written off, including capital, interest and other items, the amounts capitalized are recorded as deferred income and they are amortized in proportion to the amounts actually collected.

11.  CHARGE OFFS

          The Bank writes off debtors classified as "unrecoverable", following the criteria given below, at the latest at the close of the half-year in which that classification was made, provided they meet the following conditions:

          - Provision of 100% of all amounts past due (capital, interest and other items)

          - One hundred eighty (180) days past due for consumer and small business loans

          -    Three hundred sixty (360) days past due for commercial loans

          - One thousand six hundred twenty (1620) days past due for mortgage loans

          All write-offs must be approved by the Board of Directors. Even if a loan is charged off, management remains responsible for its decisions in respect of the loan, and neither the Bank nor its Subsidiaries are relieved of their obligations to pursue recovery as appropriate.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     Charge-offs in Bancolombia Panama S.A.

          In the case of the subsidiary in Panama, the Bank takes into account the Republic of Panama Superintendency of Banking Order 6-2000, dated June 28, 2000, which requires that Bancolombia Panama charge off all loans classified as unrecoverable at the latest by the end of the fiscal period in which they were so classified.

12.  SECURITIZED NON-PERFORMING LOANS

          The non-performing mortgage loan portfolio was securitized by the Bank for the following purposes:

          - To reduce the level of overdue loans, and as a result reduce the systemic risk presented given the concentration of long-term assets vs. short-term liabilities.

          -    Improve upon the Bank's financial indicators.

          - Mobilize and free up resources from the economy to the production system based on a non-performing asset which would otherwise not afford this benefit.

          - Involve the Bank in the process of making the capital market more sophisticated.

          The securitization process carried out on the mortgage loan portfolio was made in accordance with subsection one of Article 12 of Law 546 of 1999. The Bank proceeded to completely separate and isolate from its equity the total amount of underlying assets that were securitized, forming part of a Universality, according to that indicated in Article 2 of Resolution 775 of 2001 issued by the Superintendency of Banking (now Superintendency of Finance) issuing A, B and C-rated credit securities to finance the building and purchase of housing. A- rated securities were sold to the Securitizing Party and the B- and C- rated securities were recorded as - Trust Rights - Investments - pursuant to instructions received from the Superintendency of Finance. All expenses incurred in taking possession of the guarantee are paid for by the Bank; in exchange the Bank receives the amount remaining after paying out the total amount of principal and interest on said securities.

(K)  ACCEPTANCES AND DERIVATIVES

     ACCEPTANCES

          The Bank issues local currency bank acceptances for up to 180 days for import or export operations or for local purchases of merchandise, pursuant to legal provisions.

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

     NEXT DAY OPERATIONS

          These include all agreements or contracts entered into by two parties and to be fulfilled within two business days immediately following the date on which the agreement or contract is made.

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

     SIMULTANEOUS OPERATIONS

          Simultaneous operations are those that are set up as a result of purchase and sale agreements by virtue of which a person (original seller) sells fixed-income securities to another (original buyer), with the undertaking that the latter shall sell back to the former, at a later date and at a price established at the beginning of the operation, securities equivalent to those originally handed over. Likewise, the original seller is obliged to purchase the securities handed over to the original buyer, according to the terms and conditions that were expressly stipulated in the agreement or contract.

     OPTION CONTRACTS

          In option contracts, the holder of an option has the right, but not necessarily the obligation, to purchase or sell a specific quantity of an asset at a given price on a given date or during a determined period. The Bank has established an accepted technique for valuing these operations, taking into account market risks, operational risks and legal risks.

          Derivatives are accounted for at fair value on a daily basis and results of the valuation are recorded on the same basis.

(L)  FORECLOSED ASSETS

          The Bank and its Subsidiaries record the adjusted value of assets received in payment of unpaid loans in this account.

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          - If the proceeds of the sale are more than the settlement value agreed upon with the debtor, that difference is recorded as an account payable to the debtor. If the proceeds of sale are expected to be insufficient to cover the outstanding debt, the difference must be immediately recorded on the income statement.

          - Moveable assets received in payment corresponding to investment securities are valued by applying the criteria indicated in this note in letter (i) Investments, but taking into account provision requirements for the periods referred to below.

          - When the commercial value of the property is lower than its book value, a provision must be made for the difference.

     LEGAL TERM FOR THE SALE OF FORECLOSED ASSETS

          Institutions must sell the goods that have been transferred in payment of debts previously contracted in the course of business or that have been adjusted at public auction due to mortgages in their name no later than two years after the foreclosing date, except when upon the Board of Directors' request, the Superintendency of Finance (before Superintendency of Banking) extends the term. However, in no case may the extension exceed an additional period of two years.

     PROVISIONS FOR FORECLOSED ASSETS

          With the issuance of the Superintendency of Banking (now Superintendency of Finance) External Circular 034 of August 2003, (Current since October 2003) supervised banks must design and adopt their own internal models for the calculation of provisions for foreclosed assets, by means of which expected losses for all types of assets are estimated. The Bank and its Subsidiaries do not have their own internal model for calculating provisions for foreclosed assets through which expected losses are estimated by type of asset and approved by the Superintendency of Finance (before Superintendency of Banking).

          Until such model is presented and approved by the Superintendency of Finance (before Superintendency of Banking), provisions will be made following the parameters set forth below.

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

          Based on individual analysis related to the feasibility of realizing a return on some foreclosed assets, the Bank records provisions for them, which are higher than the provisions that the Superintendency of Finance (before Superintendency of Banking) requires.

(M)  LOAN FEES

          Loan origination and commitment fees, as well as direct loan origination and commitment costs, are recorded in the consolidated statement of operations as collected or incurred.

(N)  PROPERTY, PLANT AND EQUIPMENT

          This account records tangible assets acquired or leased assets, constructed or in the process of importation or construction and permanently used in the course of the Bank's business which useful life exceeds one year. Property and equipment is recorded at the cost of acquisition, including direct and indirect costs and expenses incurred up to the time that the asset is in a usable condition.

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          At December 31, 2004 and 2005, the Bank had insurance cover for fidelity and financial risks and civil liability cover for risks inherent to its business. Other policies protect assets against fire, earthquake, explosion, civil disturbance, riot, terrorism, damage to computers and vehicles.

     Maintenance policy:

          Corrective maintenance provides for the immediate replacement of parts, accessories or elements that may affect safety or proper operation. Preventive maintenance consists of regular checks of architectural and electrical items, conducted twice a year and the maintenance of equipment, furniture and fittings is done three to four times a year.

(O)  BRANCHES AND AGENCIES

          This account records the operations between the Bank's branches and agencies.

          Balances are reconciled monthly and pending items are adjusted within thirty (30) calendar days. On the date of the financial statements, the Bank reclassifies net balances representing branch and agency transactions to asset or liability accounts and the respective income or expense is recorded.

(P)  PREPAID EXPENSES AND DEFERRED CHARGES

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

          Amortization of prepaid expenses and deferred charges is calculated from the date which they contribute to the generation of income, considering the following factors:

     Prepaid Expenses

          Prepaid expenses include mainly the following monetary items: interest, amortized monthly during the period prepaid; insurance, over the life of the policy; rent, over the period prepaid; equipment maintenance, over the life of the contract; and other prepaid expenses over the period in which services are received or costs and expenses are incurred.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     Deferred Charges

          Deferred charges are non-monetary items:

          -    Software is amortized over a maximum of three years.

          - The goodwill is amortized based on due authorization granted by the Superintendency of Finance and arises from the difference between the value paid and the intrinsic value of investment at the moment of purchase.

          -    Stationery is amortized as and when consumed.

          - Bonuses under the voluntary retirement plan are amortized as permitted by the Superintendency of Finance (before Superintendency of Banking).

          - Contributions and affiliations are amortized over the period prepaid.

          The Bank does not record deferred charges corresponding to renovations and improvements on leased property, studies and projects, institutional advertising and publicity. The value of the disbursements made regarding these items are recorded directly on the statement of operations.

(Q)  LEASED ASSETS

          Subsidiaries Leasing Colombia S.A., Suleasing Internacional, Suleasing Internacional Inc, Sufinanciamiento S.A., Banco Corfinsura Internacional and Bancolombia Panama S.A. record the value of assets delivered under financial leases.

          The loans and financial leasing agreements issued by the companies are recorded according to the different methods authorized. The resources used in granting the loans are provided by the entity's own funds, public funds in the form of time deposits and other internal and external sources of financing.

          On October 23, 2003, the Superintendency of Banking (now the Superintendency of Finance) through its External Circular 040 modified the treatment of financial leases. Starting January 1, 2004, instead of recording financial leases as property, plant and equipment, companies must account for them in their loan portfolio.

          Financial leasing agreements that were formerly recorded in the account titled "Leased Assets" were reclassified in the account titled "Portfolio of Financial Leasing Operations and Loans", by virtue of which the policies governing the Loan and Financial Leasing Portfolio shall be applied to said agreements. The operating leasing agreements entered into by the Companies, upon signing said documents, provide the user for his or her use the corresponding leased assets, which shall henceforth be recorded under Leased Assets.

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

          Depreciation will be recorded for the lesser of the useful life of the good and the lease contract term. The Companies use the depreciation methodology that requires that the depreciation expense is recorded for each month or fraction thereof.

(R)  REAPPRAISALS

          This account records reappraisals of available for sale investments with low exchange volume or which are unquoted, property and equipment, real estate and works of art and culture.

          Valuations are subject to the accounting policy for each type of asset.

(S)  INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS

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

(T)  DEFERRED INCOME

          This account records deferred income and income received in advance in the course of business. Amounts recorded in this account are amortized over the period to which they relate or in which the services are rendered.

          The capitalization of yields on restructured loans that have been recorded in memorandum accounts or as charge - off loan balances is included here as indicated in Note 2 (j).

(U)  BONDS

          Credit institutions are authorized by the Superintendency of Finance (before Superintendency of Banking) to issue or place ordinary bonds or general collateral bonds. In any case, every time a new issue is planned, the Superintendency of Finance must be informed of the total value, series, number of bonds, date of issue, term and frequency of payment, the corresponding return, the place and form of payment of said return as duly provided for by applicable legislation.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          The bonds issued are recorded in the National Register of Securities for all legal effects and may be subject to a public offer without any need for further authorization from the Superintendency of Finance.

          The term for repaying the bonds issued, either partially or totally, may not be less than one (1) year and these shall cease to yield a return as of the date established for collecting said payment.

          At December 31, 2001, Conavi, having been duly authorized by FOGAFIN - the Colombian Guarantee Fund for Financial Institutions, issued convertible bonds, subscribed in their entirety by FOGAFIN, for the purpose of strengthening Conavi's equity, as provided for by Article 6 of Resolution 006 of 2001 issued by FOGAFIN. Conavi's shareholders undertook to repurchase such bonds, upon paying off the loan made by FOGAFIN in full. The financial cost, on December 31, 2005 was 9.35% (Effective Annual Rate - E.A.R.). At December 31, 2004 this came to 10.73% (E.A.R.).

(V)  DEFERRED CREDIT TAX

          This is a tax that is deferred due to the temporary differences between commercial income and taxable income. This tax is canceled upon reverting the differences giving rise to said tax.

(W)  RETIREMENT PENSIONS

          The Bank and its Subsidiary Almacenar S.A. apply the provisions in Decree 1517 of 1998, which requires a distribution of charges to amortize the actuarial calculation by 2010. As of December 31, 2005, the Bank has amortized the total actuarial calculation.

(X)  ACCRUALS AND PROVISIONS

          The Bank and its Subsidiaries record provisions to cover estimated liabilities, such as fines, sanctions, litigations and lawsuits where:

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

(Y)  RECOGNITION OF INTEREST REVENUE

          Interest revenue is recognized in current earnings as it accrues. Interest is suspended when due and there is a doubt regarding its collectibility.

(Z)  CONTINGENT ACCOUNTS

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

(AA) MEMORANDUM ACCOUNTS

          These accounts record third party operations whose nature does not affect the financial situation of the Bank. They also include tax memorandum accounts that record the figures used in preparing tax returns, internal control or management information and reciprocal operations between the Bank and its Subsidiaries.

(BB) NET INCOME PER SHARE

          To determine net income per share, the Bank uses the weighted average of the number of shares outstanding during the accounting period. For the periods ended December 31, 2004 and 2005, the weighted average of the Bank's outstanding shares was 576,695,395 and 652,882,756, respectively.

(CC) ASSET AND LIABILITY MANAGEMENT

          The Bank evaluates asset and liability management and off-balance-sheet positions, estimating and controlling the level of exposure to major market risks, in order to provide protection against losses due to possible variations in asset or liability values.

(DD) CAPITAL ADEQUACY

          Capital Adequacy for Banks is required to be not less than 9% of their total credit risk weighted assets and credit contingencies. Under Decree 1720 of 2001 calculation of capital adequacy must incorporate market risk in addition to the credit risk. This new risk for capital adequacy requirement was covered 100% in 2004 and 2005. Calculations are made each month on an unconsolidated basis and in June and December on consolidated accounts which include the Bank's financial Subsidiaries in Colombia and abroad.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          As of June 2004 when Decree 2061 was issued, modifications to Decree 1720 of 2001 were set forth that provide new rules for calculating mandatory convertible bonds and currency-linked bonds in the additional equity of credit institutions, as well as modifications to the classification and weighting of mortgage loans, derivative operations and securities from securitization processes.

          As of December 31, 2004 and 2005 the capital adequacy ratio was 13.44% and 10.93%, respectively.

(EE) LEGAL RESERVE

          According to Colombian law, credit institutions must constitute a legal reserve that will amount to at least fifty percent (50%) of the subscribed capital, formed with ten percent (10%) of the net income of each period.

(FF) CONVENIENCE TRANSLATION TO U.S. DOLLARS

          The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of Ps 2,284.22 per US$ 1, which is approximately the exchange rate, in effect at December 31, 2005. This translation may not be construed to represent that the Colombian peso represents or has been or could be converted into U.S. dollars at that or any other rate.

(GG) INCOME TAX

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

          Deferred income taxes are generally recognized for timing differences for commercial and manufacturing subsidiaries. For financial companies, the Superintendency of Finance (before Superintendency of Banking) has restricted inclusion of timing differences related to the

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

amortization of fiscal losses and the excess of presumed income over ordinary income as a deferred tax asset.

(HH) BUSINESS COMBINATION

          Upon a business combination, the purchase method of accounting requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of income of the acquiring company for the period in which a business combination occurs include the income of the acquired company as if the acquisition had occurred on the first day of the reporting period and (iii) the costs directly related to the purchase business combination not be considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by management.

          The pooling of interest method of accounting requires the aggregate of the shareholder's equity of the entities included in the business.

          Conavi and Corfinsura acquisition was accounted for using the pooling of interests method in accordance with the methodology suggested by the Superintendency of Finance. Sufinanciamiento acquisition was accounted for using the purchase method under Colombian GAAP.

          The line merger effect in the consolidated statement of stockholder's equity under Colombian GAAP includes the difference between the issuance of shares and the carring amount of the net asset acquired from Conavi and Corfinsura.

(3)  TRANSACTIONS IN FOREIGN CURRENCY

          The Superintendency of Banking (now Superintendency of Finance) sets limits on the amount of foreign-currency assets and liabilities. The Bank was in compliance with the subject rules as of December 31, 2004 and 2005.

          Substantially all foreign currency holdings are in U.S. dollars. The consolidated foreign currency assets and liabilities of the Bank at December 31, 2004 and 2005 were as follows:

                                                 2004           2005
                                             ------------   ------------
ASSETS:
Cash and due from banks                       US$  73,391   US$   81,327
Overnight funds                                   180,720        213,897
Investment securities                             562,723        786,733
Loans                                             825,371      1,734,049
Customers' acceptances                           (203,714)      (500,176)
Accounts receivable                                13,574         47,351
Premises and equipment, net                         2,433         21,625

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                 2004           2005
                                             ------------   ------------
Other assets                                        3,379         40,933
                                             ------------   ------------
   TOTAL FOREIGN CURRENCY ASSETS             US$1,457,877   US$2,425,739
                                             ------------   ------------
LIABILITIES:
Deposits                                        1,176,207      1,155,250
Bank acceptances outstanding                       21,121         21,071
Borrowings from domestic development banks            815         90,234
Interbank borrowings                              103,058        746,630
Other liabilities                                  12,682        243,266
                                             ------------   ------------
   TOTAL FOREIGN CURRENCY LIABILITIES           1,313,883      2,256,451
                                             ------------   ------------
   NET FOREIGN CURRENCY ASSET POSITION       US$  143,994   US$  169,288
                                             ============   ============

          The Bank's unconsolidated net foreign currency asset position amounted to US$ 209,513 and US$ 308,272 at December 31, 2004 and 2005, respectively. The Bank has the required net foreign currency position within the legal terms.

          At December 31, 2004 and 2005, the Subsidiaries Bancolombia Panama S.A. and Bancolombia Cayman had 67.85% and 51.09% of the consolidated assets in foreign currency and 83.31% and 48.15% of the consolidated liabilities in foreign currency, respectively.

(4)  CASH AND DUE FROM BANKS

          The balances of cash and due from banks at December 31, 2004 and 2005 consisted of the following:

                                                          2004         2005
                                                      ----------  ------------
COLOMBIAN PESO DENOMINATED:
Cash                                                  Ps 492,243   Ps  740,615
Due from the Colombian Central Bank                       52,830       279,909
Due from domestic banks                                   25,770        15,237
Remittances of domestic negotiated checks in transit      22,625        19,991
Provision                                                   (339)          (86)
                                                      ----------  ------------
   TOTAL LOCAL CURRENCY                                  593,129     1,055,666
                                                      ----------  ------------
FOREIGN CURRENCY:
Cash                                                      77,304        20,999
Due from the Colombian Central Bank                        8,514         5,379
Due from foreign banks                                    85,465       153,106
Remittances of foreign negotiated checks in transit        4,276         6,299
Provision                                                   (174)          (14)
                                                      ----------  ------------
   TOTAL FOREIGN CURRENCY                                175,385       185,769
                                                      ----------  ------------
   TOTAL CASH AND DUE FROM BANKS                      Ps 768,514  Ps 1,241,435
                                                      ==========  ============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          Reserves against transactions and time deposits with the Colombian Central Bank amounted to Ps 516,648 and Ps 1,098,712 at December 31, 2004 and 2005, respectively. The restriction, which is prescribed by the Colombian Central Bank, is based on a percentage of deposits maintained at the Bank by its customers.

(5)  INVESTMENT SECURITIES

          Investment securities at December 31, 2004 and 2005 consisted of the following:

                                            2004          2005
                                       ------------  ------------
TRADING SECURITIES
COLOMBIAN PESO DENOMINATED:
Colombian government                   Ps 1,223,762  Ps 3,305,131
Colombian Central Bank                          261            15
Government entities                          65,478        44,674
Financial institutions                      564,115     1,044,838
Corporate bonds                              19,930        64,228
Other marketable equity securities           68,316       192,535
                                       ------------  ------------
   TOTAL COLOMBIAN PESO DENOMINATED       1,941,862     4,651,421
                                       ------------  ------------
FOREIGN CURRENCY DENOMINATED:
Colombian government                        282,897       136,111
Government entities                         150,961            --
Financial institutions                           --       664,223
   Total foreign currency denominated       433,858       800,334
                                       ------------  ------------
   Total trading securities               2,375,720     5,451,755
                                       ------------  ------------
Allowance for trading securities                (53)       (1,100)
                                       ------------  ------------
   TRADING SECURITIES, NET             Ps 2,375,667  Ps 5,450,655
                                       ============  ============

          The foreign currency denominated securities issued or secured by the Colombian government are bonds denominated in U.S. dollars, purchased at par value, with annual average interest rates of 4.60% and 5.68% for 2004 and 2005, respectively.

          The Bank had pledged investments securities of Ps 787,957 and Ps 1,723,109 as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions as of December 31, 2004 and 2005, respectively.

          The Bank sold Ps 118,823,601 and Ps 234,428,554 of investment securities during the years ended December 31, 2004 and 2005, respectively.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                    2004          2005
                                               ------------  ------------
   AVAILABLE FOR SALE - DEBT SECURITIES
COLOMBIAN PESO DENOMINATED:
Colombian government                           Ps 1,279,564   Ps  897,155
Financial institutions                               14,687        27,655
Other marketable equity securities                       --         3,434
                                               ------------  ------------
   TOTAL LOCAL CURRENCY DENOMINATED               1,294,251       928,244
                                               ------------  ------------
FOREIGN CURRENCY DENOMINATED:
Colombian government                                289,584       496,726
Financial institutions                              114,322       339,633
Other marketable equity securities                  245,528        77,953
                                               ------------  ------------
   TOTAL FOREIGN CURRENCY DENOMINATED               649,434       914,312
                                               ------------  ------------
   TOTAL AVAILABLE FOR SALE - DEBT SECURITIES  Ps 1,943,685  Ps 1,842,556
                                               ------------  ------------

                                               PARTICIPATION                   PARTICIPATION
                                               PERCENTAGE AT                   PERCENTAGE AT
                                             DECEMBER 31, 2004      2004     DECEMBER 31, 2005      2005
                                             -----------------   ---------   -----------------   ---------
   AVAILABLE FOR SALE - EQUITY SECURITIES
"Conavi" Banco Comercial y de Ahorro               28.52%        Ps 88,681            --          Ps    --
Todo Uno Services                                  39.05%           52,152         38.86%           49,849
Corporacion Financiera Suramericana S.A.
   Corfinsura                                       4.61%           55,749            --                --
Urbanizacion Chico Oriental No. 2 Ltda             24.37%            7,848         24.37%            7,848
Carreteras Nacionales del Meta S.A.                 8.44%            5,615          8.44%            5,509
Sociedad Administradora de Fondos de
   Pensiones y de Cesantias Proteccion S.A.         7.42%            7,014         23.44%           19,481
Sociedad de Servicios Tecnicos y
   Administrativos Multienlace S.A.                48.60%            6,957            --                --
Fideicomiso  Devinorte                             10.31%            5,277         10.31%            5,277
Concesiones CCFC S.A.                              25.50%            4,358         25.50%            4,358
Venrepa C.A.                                       99.62%            2,697         99.62%            2,578
Banco Latinoamericano de exportaciones
   BLADEX S.A.                                      0.20%            2,183          0.20%            2,131
Deposito Centralizado de Valores de
   Colombia Deceval S.A.                            6.98%            1,527         11.38%            2,954
Compania de Inversiones Bogota S.A.                13.00%              653            --                --
3001 S.A. in the process
   of being wound up)                               5.85%              955            --                --
Urbanizacion Sierras del Chico Ltda                 0.55%              203          0.55%              203
Concesiones Urbanas S.A.                           33.32%            8,446         33.32%            8,449
Titularizadora Colombia S.A.                          --                --         21.25%           11,162
Promotora la Alborada                                 --                --         25.81%           14,001
Compania Suramericana de Inversiones
   S.A. Surainversiones                               --                --          0.73%           64,672
Redeban Red Multicolor                                10%              700         20.36%            4,396

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                               PARTICIPATION                   PARTICIPATION
                                               PERCENTAGE AT                   PERCENTAGE AT
                                             DECEMBER 31, 2004      2004     DECEMBER 31, 2005      2005
                                             ----------------- -----------   -----------------  ----------
Terminal Maritimo Muelles El Bosque                 7.01%            3,390          7.01%            3,390
Muelles El Bosque Operadores Portuarios             7.93%            1,242          7.93%            1,242
Sutecnologia                                          --                --         49.00%              343
Cadenalco S.A. Titularizacion                       3.33%            2,490          3.33%            2,490
Bolsa de Valores de Colombia                          --                --          8.54%            2,628
Other                                                                4,943                           4,520
                                                                ----------                      ----------
   TOTAL EQUITY SECURITIES                                         263,080                         217,481
Allowance for other-than-temporary
   impairment in value                                             (60,685)                        (67,532)
                                                                ----------                      ----------
   EQUITY SECURITIES, NET                                       Ps 202,395                      Ps 149,949
                                                                ==========                      ==========

          Dividends received from equity investments amounted to Ps 30,734, Ps 30,546 and Ps 42,731 for the years ended December 31, 2003, 2004 and 2005, respectively.

          Most of the equity investments were classified as Category "A". The following investments are classified in categories other than "A":

                                                  2004                   2005
                                          --------------------   --------------------
                                                     VALUATION              VALUATION
                                          CATEGORY   ALLOWANCE   CATEGORY   ALLOWANCE
                                          --------   ---------   --------   ---------
Todo Uno Services                             D      Ps 48,153       D      Ps 45,872
Urbanizacion Chico Oriental No. 2 Ltda.       E          7,848       E          7,848
Urbanizacion Sierras del Chico Ltda.          E            203       E            203
Industria Colombo Andina Inca S.A.            E            300       E            300
Venrepa C.A.                                  E          2,697       E          2,578
3001 S.A. (in the process of
   being wound up)                            E            955      --             --
Sociedad Portuaria San Andres                 E              3       E              3
Sociedad Promotora Siderurgica
   Colombiana E.U.                            E            387       E            534
Tesicol                                       E              4      --             --
Promotora La Alborada                        --             --       E          9,897

                                             2004         2005
                                         ----------   -----------
HELD TO MATURITY SECURITIES
COLOMBIAN PESO DENOMINATED:
Colombian government                     Ps 424,731   Ps 873,679
Government entities                           3,719           --
Financial institutions                       47,276       55,757
Other                                         2,999       16,147
                                         ----------   ----------
   TOTAL HELD TO MATURITY SECURITIES        478,725      945,583

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                             2004         2005
                                          ---------   -----------
FOREIGN CURRENCY DENOMINATED:
Colombian government                        233,040        34,876
Financial institutions                        6,195         5,955
Other                                        15,391        34,965
                                          ---------   -----------
   TOTAL FOREIGN CURRENCY DENOMINATED       254,626        75,796
                                          ---------   -----------
                                            733,351     1,021,379
                                          ---------   -----------
Allowance for other-than-temporary
   impairment in value                       (4,887)       (4,836)
                                          ---------   -----------
   TOTAL HELD TO MATURITY SECURITIES,
      NET                                 Ps728,464   Ps1,016,543
                                          =========   ===========

(6)  LOANS AND FINANCIAL LEASES

          The following represents the classification of the total loan portfolio and financial lease contracts as of December 31, 2004 and 2005 in accordance with the provisions of the Superintendency Banking (now Superintendency of Finance):

                                DECEMBER 31, 2004

                                                                                          FINANCIAL
           CLASSIFICATION             MORTGAGE    COMMERCIAL     CONSUMER    SMALL LOAN     LEASES        TOTAL
           --------------             --------   -----------   -----------   ----------   ---------   ------------
"A" Normal Risk                       Ps56,067   Ps6,803,951   Ps1,560,599    Ps81,859    Ps824,922   Ps 9,327,398
"B" Acceptable Risk                          3       251,638        36,752       2,979       29,587        320,959
"C" Appreciable Risk                        --        58,548        14,719       1,208       18,700         93,175
"D" Significant Risk                        --       176,448        21,804         864        5,228        204,344
"E" Unrecoverable                           37        63,371        21,192       3,090        1,673         89,363
                                      --------   -----------   -----------    --------    ---------   ------------
   TOTAL LOANS AND FINANCIAL
      LEASES(1)                       Ps56,107   Ps7,353,956   Ps1,655,066    Ps90,000    Ps880,110   Ps10,035,239
                                      ========   ===========   ===========    ========    =========   ============

----------
(1) On October 23, 2003, the Superintendency of Banking (now Superintendency of Finance) through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004 it is accounted for as part of the loan portfolio.

                                DECEMBER 31, 2005

                                                                                               FINANCIAL
           CLASSIFICATION               MORTGAGE     COMMERCIAL     CONSUMER     SMALL LOAN      LEASES        TOTAL
           --------------             -----------   ------------   -----------   ----------   -----------   ------------
"A" Normal Risk                       Ps1,359,428   Ps11,099,403   Ps2,286,217    Ps106,654   Ps2,507,379   Ps17,359,081
"B" Acceptable Risk                        62,670        400,804        58,154        2,650       113,853        638,131
"C" Appreciable Risk                       23,846        125,473        26,963        1,242        25,410        202,934
"D" Significant Risk                        5,158        206,023        33,638          869         6,947        252,635
"E" Unrecoverable                          12,335        117,798        32,755        3,616         6,967        173,471
                                      -----------   ------------   -----------    ---------   -----------   ------------
   TOTAL LOANS AND FINANCIAL LEASES   Ps1,463,437   Ps11,949,501   Ps2,437,727    Ps115,031   Ps2,660,556   Ps18,626,252
                                      ===========   ============   ===========    =========   ===========   ============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               Promissory notes by means of which loans amounting to Ps 1,129,825 and Ps 1,352,071 at December 31, 2004 and 2005, respectively, have been documented were duly endorsed to domestic development banks, as required for laws regulating such type of loans.

               The following represents a summary of restructured loans as of December 31, 2004 and 2005:

                                          2004         2005
                                      -----------   ----------
Ordinary restructurings               Ps 406,964    Ps 424,781
Extraordinary restructurings              13,060         8,526
Under law 550                             61,255        74,558
Under law 617                            156,617       184,317
Creditor agreement proceedings             9,793        12,472
Performance Agreement                      3,420         2,844
Interest and other receivable items        9,767         8,726
                                      ----------    ----------
                                         660,876       716,224
Allowances for loan losses              (205,074)     (256,041)
                                      ----------    ----------
   NET OF RESTRUCTURED LOANS          Ps 455,802    Ps 460,183
                                      ==========    ==========

(7)  ALLOWANCE FOR LOANS, FINANCIAL LEASES AND ACCRUED INTEREST LOSSES

               An analysis of the activity in the allowance for loans and financial leases losses during the years ended December 31, 2003, December 31, 2004 and December 31, 2005 is as follows:

                                                                        2003        2004         2005
                                                                     ----------   ---------   ----------
Balance at beginning of year                                         Ps  332,324  Ps387,263   Ps 434,378
Balance at beginning of year (Conavi, Corfinsura and subsidiaries)            --          --      236,013
Balance at beginning of year (Sufinanciamiento)                           11,854         --           --
Allowance for financial lease reclassification (1)                           --       7,002           --
Provision                                                                286,170    186,480      374,744
Charge-offs                                                            (112,393)    (55,032)    (115,455)
Effect of changes in exchange rate                                         (284)    (12,751)      (3,955)
Decrease on allowance for securitization                                     --          --      (11,947)
Recoveries                                                             (130,408)    (78,584)    (207,896)
                                                                     ----------   ---------   ----------
Balance at end of year                                               Ps 387,263   Ps434,378   Ps 705,882
                                                                     ==========   =========   ==========
Ratio of charge-offs to average outstanding loans                          1.61%       0.62%        0.66%
                                                                     ==========   =========   ==========

----------
(1) On October 23, 2003, the Superintendency of Banking (now Superintendency of Finance) through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004 they are accounted for as part of the loan portfolio.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               The activity in the allowance for accrued interest losses during the year ended December 31, 2003, 2004 and 2005 is as follows:

                                                                        2003       2004       2005
                                                                     ---------   --------   ---------
Balance at beginning of year                                         Ps 15,074   Ps 5,170   Ps  4,603
Balance at beginning of year (Conavi, Corfinsura and subsidiaries)          --         --       9,609
Balance at beginning of year (Sufinanciamiento)                            769         --          --
Allowance for financial lease reclassification (1)                                    473          --
Provision                                                                5,316      4,483      12,379
Charge-offs                                                             (4,089)    (2,072)     (4,657)
Recoveries                                                             (11,897)    (3,332)    (13,267)
Effect of changes in exchange rate                                          (3)      (119)        (12)
                                                                     ---------   --------   ---------
Balance at end of year                                               Ps  5,170   Ps 4,603   Ps  8,655
                                                                     =========   ========   =========

----------
(1) On October 23, 2003, the Superintendency of Banking (now Superintendency of Finance) through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004 they are accounted for as part of the loan portfolio.

(8)  CUSTOMER ACCEPTANCES AND DERIVATIVES

               The Bank's rights and commitments from derivatives operations as of December 31, 2004 and December 31, 2005 were as follows:

                                                                2004         2005
                                                             ----------   ---------
CUSTOMER ACCEPTANCES
Current                                                      Ps  64,515   Ps 62,282
Overdue                                                           1,979         704
                                                             ----------   ---------
TOTAL                                                            66,494      62,986
                                                             ----------   ---------
DERIVATIVES
(Fair value of derivatives instruments)
NEXT DAY OPERATIONS
Foreign exchange rights contracts to buy                         94,891         296
Foreign exchange rights contracts to sell                         9,122       1,630
Financial instruments rights to buy (local currency)              2,451      14,805
Financial instruments rights to sell (Local currency)                         3,010
                                                             ----------   ---------
   Total rights                                                 106,464      19,741
                                                             ----------   ---------
Foreign exchange commitments contracts to buy                   (95,133)       (295)
Foreign exchange commitments contracts to sell                   (9,102)     (1,614)
Financial instruments commitments to buy (local currency)        (2,448)    (14,756)
Financial instruments commitments to sell (local currency)           --      (3,006)
                                                             ----------   ---------
   Total obligations                                           (106,683)    (19,671)
                                                             ----------   ---------

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                 2004           2005
                                                             ------------   ------------
   TOTAL NEXT DAY OPERATIONS                                         (219)            70

FORWARD CONTRACTS
Foreign exchange rights contracts to buy                        2,988,149      2,284,278
Foreign exchange rights contracts to sell                       4,142,648      3,304,346
Financial instruments rights to buy (local currency)              338,543        956,244
Financial instruments rights to sell (local currency)             273,656        821,967
Other rights                                                        2,385             --
                                                             ------------   ------------
   Total rights                                                 7,745,381      7,366,835

Foreign exchange commitments contracts to buy                  (3,078,485)    (2,372,882)
Foreign exchange commitments contracts to sell                 (4,076,909)    (3,184,882)
Financial instruments commitments to buy (local currency)        (336,544)      (950,569)
Financial instruments commitments to sell (local currency)       (275,713)      (824,432)
                                                             ------------   ------------
   Total obligations                                           (7,767,651)    (7,332,765)
                                                             ------------   ------------
   TOTAL FORWARD CONTRACTS                                        (22,270)        34,070
                                                             ------------   ------------

FUTURES CONTRACTS
Foreign exchange rights contracts to buy                     Ps    14,578   Ps    14,860
Foreign exchange rights contracts to sell                          52,723          9,151
Financial instruments rights to buy (local currency)                   --          9,394
Financial instruments rights to sell (local currency)                  --          9,412
                                                             ------------   ------------
   Total rights                                                    67,301         42,817
                                                             ------------   ------------

Foreign exchange commitments contracts to buy                     (14,578)       (14,860)
Foreign exchange commitments contracts to sell                    (52,723)        (9,151)
Financial instruments commitments to buy (local currency)              --         (9,394)
Financial instruments commitments to sell (local currency)             --         (9,412)
                                                             ------------   ------------
   Total obligations                                              (67,301)       (42,817)
                                                             ------------   ------------
   TOTAL FUTURE CONTRACTS                                              --             --
                                                             ------------   ------------

SWAPS
Foreign exchange right contracts                                       --        765,046
Interest rate rights contracts                                      8,227         33,248
Foreign exchange commitments contracts                                 --       (729,238)
Interest rate commitments contracts                                (8,338)       (32,633)
                                                             ------------   ------------
   TOTAL SWAPS                                                       (111)        36,423
                                                             ------------   ------------

OPTIONS
Foreign exchange call options                                          --            (18)
Foreign exchange put options                                           --           (111)
                                                             ------------   ------------
   TOTAL OPTIONS                                                       --           (129)
                                                             ------------   ------------
                                                             ------------   ------------
      TOTAL CUSTOMER ACCEPTANCES AND DERIVATIVES             Ps    43,894   Ps   133,420
                                                             ------------   ------------

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

          For forward contracts as of December 31, 2005, the average cost of rights and commitments relating to the purchase of financial instruments is 8.73% with an average maturity of 8 days and the average yield from rights and commitments relating to the sale of financial instruments is 6.79% with an average maturity of 2 days.

          The average yield from rights and commitments relating to the sale of foreign currency as of December 31, 2005 is 2.38% annually with an average maturity of 101 days. The average yield from rights and commitments relating to the purchase of foreign currency is 1.57% annually with an average maturity of 72 days.

          The rates and the maturities indicated for forward contracts are the same for futures contracts.

          The average value of hedging portfolio during the year 2005 was US$ 3,578 and the average yield was 1.03%.

(9)  ACCOUNTS RECEIVABLE

          As of December 31, 2004 and 2005, accounts receivable consisted of the following:

                                       2004        2005
                                     --------   ---------
Credit card compensation             Ps90,417   Ps242,225
Overnight funds sold                      668         836
Commissions                             8,875      17,561
Sierras del Chico y Chico Oriental      3,098       3,462
REFCO                                      --      53,036
Sale of Abocol and Subsidiaries            --      27,770
Renting                                   448         727

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                2004        2005
                                                             ---------   ---------
Advances to contractors and honoraries                          12,923      81,064
Commitment seller                                                3,183      10,639
Warehousing services                                             9,135       8,134
Dividends                                                          632       1,319
Services and properties sells                                   34,102      58,250
Employee advances                                                  273         267
Banco de Comercio Exterior de Colombia ("Bancoldex")               900         900
Fondo de Garantias de Instituciones Financieras ("Fogafin")      8,139      26,167
Other receivables                                               15,922      88,940
                                                             ---------   ---------
   TOTAL ACCOUNTS RECEIVABLE                                   188,715     621,297
Allowance for accounts receivable losses                       (14,840)    (30,984)
                                                             ---------   ---------
   ACCOUNTS RECEIVABLE                                       Ps173,875   Ps590,313
                                                             =========   =========

          The activity in the allowance for accounts receivable during the years ended December 31, 2003, 2004 and 2005 is as follows:

                                                    2003       2004       2005
                                                  --------   --------   --------
Balance at beginning of year                      Ps 7,140   Ps15,367   Ps14,840
Provision for uncollectible amounts                 13,303      6,923     25,121
Charge-offs                                         (1,474)    (2,292)    (7,851)
Balance at beginning of year (Sufinanciamiento)        593         --         --
Effect of exchange rate                                 --         --       (163)
Reversal of provision and recoveries (1)(2)         (4,195)    (5,158)      (963)
                                                  --------   --------   --------
Balance at end of year                            Ps15,367   Ps14,840   Ps30,984
                                                  ========   ========   ========

----------
(1) Includes lease reclassification required by Superintendency of Banking (now Superintendency of Finance) by External Circular 048 of 2004 and liquidation of CTI Cargo Company.

(2) For 2005, includes addition of Conavi, Corfinsura and Suleasing, in this way includes reversal of Abocol, Sociedad Portuaria Mamonal, Fertillanos and Abocol Costa Rica.

(10) PREMISES AND EQUIPMENT

          At December 31, 2004 and December 31, 2005 premises and equipment consisted of the following:

                                       2004          2005
                                    ----------   -----------
PREMISES AND EQUIPMENT
Land                                Ps  49,357   Ps   65,750
Buildings                              212,036       305,895
Warehouses                              29,663        18,352
Furniture, equipment and fixtures      126,099       191,189

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                       2004          2005
                                    ----------   -----------
Computer equipment                     199,196       370,532
Vehicles                                 4,281         7,231
Construction in progress                17,415            54
Machinery and equipment                 70,070        14,956
Equipment in - transit(1)               38,113       210,920
                                    ----------   -----------
Total                                  746,230     1,184,879
Less accumulated depreciation         (375,069)     (537,454)
Allowance                              (24,918)      (23,696)
                                    ----------   -----------
   PREMISES AND EQUIPMENT, NET      Ps 346,243   Ps  623,729
                                    ==========   ===========

----------
(1)  Includes goods being imported to be allocated to leasing.

          Premises and equipment depreciation expense for the years ended December 31, 2003, December 31, 2004 and December 31, 2005, amounted to Ps37,738, Ps42,832 and Ps79,293 respectively.

(11) OPERATING LEASES

          At December 31, 2004 and 2005 operating leases consisted of the following:

                                      2004        2005
                                    --------   ---------
OPERATING LEASES
Machinery and equipment             Ps 1,358   Ps  1,989
Vehicles                               2,273     172,745
Furniture, equipment and fixtures         --       3,428
Computer equipment                    10,396      27,550
Real goods                                --       1,505
                                    --------   ---------
   TOTAL                              14,027     207,217
Rents                                    243       4,229
Less accumulated depreciation         (5,878)    (66,169)
Allowance                                (81)     (1,303)
                                    --------   ---------
   OPERATING LEASES, NET            Ps 8,311   Ps143,974
                                    ========   =========

          Operating lease depreciation expense for the years ended December 31, 2003, 2004 and 2005, amounted to Ps2,887, Ps4,040 and Ps8,340 respectively.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(12) PREPAID EXPENSES AND DEFERRED CHARGES

          At December 31, 2004 and December 31, 2005, prepaid expenses and deferred charges consisted of the following:

                                                   2004       2005
                                                 --------   --------
PREPAID EXPENSES:
Insurance premiums                               Ps 5,242   Ps13,677
Interest                                               59         30
Other                                               1,199        913
                                                 --------   --------
   TOTAL PREPAID EXPENSES                           6,500     14,620
                                                 --------   --------
DEFERRED CHARGES:
Studies and projects                                  204      1,669
Computer programs                                   6,726      5,971
Remodeling                                            593          7
Leasehold improvements                                815      1,017
Deferred taxes non-banking entities                   240        958
Stationery and supplies                               239        424
Contributions                                           5         --
Other                                                 628      2,232
                                                 --------   --------
   TOTAL DEFERRED CHARGES                        Ps 9,450   Ps12,278
                                                 --------   --------
   TOTAL PREPAID EXPENSES AND DEFERRED CHARGES   Ps15,950   Ps26,898
                                                 ========   ========

(13) OTHER ASSETS

          At December 31, 2004 and December 31, 2005 other assets consisted of the following:

                                                      2004        2005
                                                   ---------   ---------
OTHER ASSETS:
Value added tax deductible and withholding taxes   Ps111,532   Ps 37,708
Investment in Trust                                   53,349      70,764
Deposits                                              20,543      89,564
Assets to place in lease contracts                    70,746     352,079
Inventory                                             52,202       5,295
Other                                                  7,022       8,178
                                                   ---------   ---------
   TOTAL OTHER ASSETS                              Ps315,394   Ps563,588
                                                   =========   =========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(14) GOODWILL

          The activity of the goodwill during the years ended December 31, 2003, December 31, 2004 and December 31, 2005 is as follows:

                                                     2003        2004        2005
                                                  ---------   ---------   ---------
Balance at beginning of year                      Ps118,903   Ps 99,910   Ps 73,607
Balance at beginning of year (Sufinanciamiento)       4,433          --          --
Additions                                            36,347          --          --
Amortization (2)                                    (59,773)    (26,303)    (22,648)
                                                  ---------   ---------   ---------
Balance at end of year (1)                        Ps 99,910   Ps 73,607   Ps 50,959
                                                  =========   =========   =========

----------
(1) In the Annual Report of year 2003, goodwill was included in the line "prepaid expenses, deferred charges and other assets" of the consolidated balance sheet. For year 2004, goodwill is disclosed independently.

(2) As of December 31, 2003, included the amortization of the goodwill derived from: merger with Banco de Colombia, the acquisition of Sufinanciamiento and the increase in the participation on Fiducolombia.

(15) FORECLOSED ASSETS

          At December 31, 2004 and December 31, 2005, foreclosed assets consisted of the following:

                                     2004         2005
                                  ----------   ----------
Equity securities                 Ps  54,866   Ps  52,273
Real estate                           95,637      179,498
Other assets                           2,568        4,765
                                  ----------   ----------
   TOTAL                             153,071      236,536
Allowance                           (140,865)    (205,176)
                                  ----------   ----------
   TOTAL FORECLOSED ASSETS, NET   Ps  12,206   Ps  31,360
                                  ==========   ==========

          The following is a summary of equity securities classified as foreclosed assets:

                                        2004       2005
                                      --------   --------
Urbanizacion Sierras del Chico Ltda   Ps11,567   Ps11,567
Chico Oriental Numero 2 Ltda.           14,053     14,053
Pizano S.A.                              3,663      3,663
Convertible Securities Pizano S.A.       3,221      3,221
Lineas Agromar trust                     1,399      1,547
Emcocables 2 Santa Ana trust               837      1,752

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                         2004       2005
                       --------   --------
Pagos Procampo trust      7,044      7,044
Textiles Fabricato        4,313        297
Conconcreto S.A.          2,622      2,622
Holguines Cali               --      1,485
Other                     6,147      5,022
                       --------   --------
   TOTAL               Ps54,866   Ps52,273
                       ========   ========

          The activity of the valuation allowance for foreclosed assets during the years ended December 31, 2003, December 31, 2004 and December 31, 2005 is as follows:

                                                     2003        2004        2005
                                                  ---------   ---------   ---------
Balance at beginning of year                      Ps107,871   Ps135,090   Ps140,865
Balance at beginning of year (Conavi,
   Corfinsura and subsidiaries)                          --          --      65,814
Balance at beginning of year (Sufinanciamiento)         222          --          --
Provision                                            32,458      23,002      44,665
Charge-offs                                              --          --        (772)
Recoveries                                           (5,461)    (17,227)    (45,445)
Reclassifications                                        --          --          52
Effect of changes in exchange rates                      --          --          (3)
                                                  ---------   ---------   ---------
Balance at the end of year                        Ps135,090   Ps140,865   Ps205,176
                                                  =========   =========   =========

(16) REAPPRAISAL OF ASSETS

          The following describes reappraisals of assets at December 31, 2004 and December 31, 2005:

                                            2004        2005
                                         ---------   ---------
Asset revaluations                       Ps267,941   Ps330,915
Less: proportional equity revaluations    (198,072)   (196,159)
Less: minority interests                   (27,632)    (24,277)
                                         ---------   ---------
   TOTAL EQUITY REVALUATIONS             Ps 42,237   Ps110,479
                                         =========   =========

          The proportional equity revaluations refer to the acquisition of investments in Colcorp S.A., Almacenar S.A., Leasing Colombia S.A., Fiducolombia S.A., Suvalor S.A., Sufinanciamiento S.A., Banco Corfinsura Internacional Inc, Multienlace S.A., 3001 S.A. (in the process of being wound up) and affiliates calculated on acquisition date. Consolidation rules require this value to be unchanged while the investment is held or no new acquisitions are made.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(17) INTERBANK BORROWINGS

          Interbank borrowings, primarily denominated in U.S. dollars, at December 31, 2004 and 2005 are summarized as follows:

                   2004        2005
                ---------   -----------
FOREIGN BANKS
Short-term      Ps137,965   Ps1,381,696
Long-term         108,317       323,772
                ---------   -----------
   TOTAL        Ps246,282   Ps1,705,468
                =========   ===========

          Short-term interbank borrowings, obtained from other banks for liquidity purposes, are unsecured and generally have maturities ranging from 90 to 180 days.

          Interest rates on U.S. dollar denominated short-term borrowings from foreign banks averaged 2.65% and 3.62% in 2004 and 2005, respectively.

          For long term interbank borrowings, the average interest rate was 2.26% and 3.70% in 2004 and 2005, respectively, and maturities at December 31, 2005 were as follows:

          2005
       ---------
2006   Ps196,566
2007      67,273
2008      59,933
       ---------
       Ps323,772
       =========

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

          As of December 31, 2004 and December 31, 2005, borrowings from domestic development banks received from certain Colombian government agencies consisted of the following:

                                                          2004         2005
                                                       ---------   -----------
Fondo para el Financiamiento del Sector Agropecuario   Ps216,631   Ps  383,904
Banco de Comercio Exterior de Colombia ("Bancoldex")     334,855       957,511
Findeter                                                 220,820       612,297
Other                                                     85,613       268,371
                                                       ---------   -----------
   TOTAL                                               Ps857,919   Ps2,222,083
                                                       =========   ===========

          Interest rates on borrowings from domestic development banks averaged 8.38% and 7.03% in 2004 and 2005, respectively, in local currency and 7.45% and 5.12% in 2004 and 2005, respectively, in foreign currency. Maturities at December 31, 2005 were as follows:

2006                  Ps  448,774
2007                      286,707
2008                      424,452
2009                      318,946
2010                      377,837
2011 and thereafter       365,367
                      -----------
   TOTAL              Ps2,222,083
                      ===========

(19) OTHER LIABILITIES

          As of December 31, 2004 and December 31, 2005, other liabilities consisted of the following:

                                                                 2004      2005
                                                               -------   --------
Unearned income                                                Ps8,760   Ps15,373
Accrued severance Law 50, net of advances                        5,033     14,453
Accrued severance pre-Law 50, net of advances to employees
   of Ps 11,652 and Ps 11,354 in 2004 and 2005, respectively    12,378     13,259
Accrued payroll and other severance benefits                    23,413     37,707

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                      2004        2005
                                                   ---------   ---------
Accrued pension obligations net of deferred cost      86,353      88,682
Negative goodwill                                      1,426       9,959
Deferred interest on restructured loans               45,286      56,974
Deferred tax liability                                 1,112     100,353
Advances                                              42,080     103,213
Other                                                  7,091      19,995
                                                   ---------   ---------
   TOTAL                                           Ps232,932   Ps459,968
                                                   =========   =========

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

     Pension obligation

               The following is an analysis of the Bank's pension obligations for the years ended December 31, 2003, December 31, 2004 and December 31, 2005:

                                            PROJECTED
                                             PENSION
                                            LIABILITY   DEFERRED COST      NET
                                            ---------   -------------   ---------
BALANCE AT DECEMBER 31, 2002                Ps 78,563     Ps(10,241)    Ps 68,322
                                            =========     =========     =========
Adjustment per actuarial valuation             10,120       (10,120)           --
Benefits paid                                  (9,245)           --        (9,245)
Pension expense                                    --        19,501        19,501
                                            ---------     ---------     ---------
BALANCE AT DECEMBER 31, 2003                Ps 79,438     Ps   (860)    Ps 78,578
                                            =========     =========     =========
Adjustment per actuarial valuation             17,064       (17,064)           --
Benefits paid                                  (9,364)           --        (9,364)
Pension expense                                    --        17,139        17,139
                                            ---------     ---------     ---------

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                            PROJECTED
                                             PENSION
                                            LIABILITY   DEFERRED COST      NET
                                            ---------   -------------   ---------
BALANCE AT DECEMBER 31, 2004                Ps 87,138     Ps   (785)    Ps 86,353
                                            =========     =========     =========
Balance at beginning of year (Corfinsura)         356            --           356
Decrease for Abocol sale                       (5,292)          785        (4,507)
Reclassification                                  (51)           --           (51)
Adjustment per actuarial valuation             16,715       (16,715)           --
Benefits paid                                 (10,184)           --       (10,184)
Pension expense                                    --        16,715        16,715
                                            ---------     ---------     ---------
BALANCE AT DECEMBER 31, 2005                Ps 88,682     Ps     --     Ps 88,682
                                            =========     =========     =========

          The present value of the obligation for pensions as of December 31, 2003, 2004, and 2005 was determined on the basis of actuarial calculations in conformity with Colombian law. The significant assumptions utilized in the actuarial calculations for the years ended December 31, 2003 2004 and 2005 were as follows:

                            2003    2004    2005
                           -----   -----   -----
Discount rate              23.03%  21.23%  19.06%
Future pension increases   15.33%  13.72%  12.01%

(20) LONG TERM-DEBT

          The scheduled maturities of long term-debt at December 31, 2005 are as follows:

2006                  Ps  675,001
2007                      457,396
2008                      195,622
2009                      203,282
2010                      105,281
2011 and thereafter        11,730
                      -----------
                      Ps1,648,312
                      ===========

          Long term debt consists of bonds issued by Bancolombia
     (unconsolidated), Leasing Colombia S.A., Fundicom S.A., Sufinanciamiento S.A. and by Surenting S.A. bearing interest at the following rates:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         BANCOLOMBIA S.A.
----------------------------------
Issue Date   Maturity Date    Rate
----------   -------------   -----
  1997(1)      03-Sep-07     13.38%
  2000(1)      30-Nov-02      8.96%
  2001(1)      04-Apr-07      8.96%
  2001         20-Dec-10      9.35%
  2002(1)      21-Jun-10      8.59%
  2004         11-Feb-06      8.31%
  2004         11-Feb-07      9.14%
  2004         11-Feb-07      8.64%
  2004         11-Feb-09      9.98%
  2004         11-Feb-09      9.03%

(1) Each of this issues has a different nominal rate; for this reason annual rates showed above are calculated based on the interest accrued in 2005.

                             LEASING COLOMBIA S.A.

Issue Date       Maturity Date                         Rate
----------       -------------                         ----
   2001      From 18 to 60 months    Up to an annual rate of the DFT plus 3%
   2002      From 18 to 72 months    Up to an annual rate of the DFT plus 3%
   2003      From 12 to 60 months   Up to DFT annual rate + 5.00% annual rate
                                     Up to CPT - 12.00% annual effective rate
   2004      From 18 to 60 months                   DTF or CPI
   2004      From 18 to 60 months                   DTF or CPI

                                 FUNDICOM S.A.

Issue Date   Maturity Date   Rate
----------   -------------   ----
 10-Aug-03     10-Aug-15      CPI

                             SUFINANCIAMIENTO S.A.

Issue Date   Maturity Date     Rate
----------   -------------   -------
 11-Mar-04     11-Mar-14     CPI + 2%
 29-Nov-05     06-Dec-15     CPI + 2%

                                 SURENTING S.A.

Issue Date   Maturity Date      Rate
----------   -------------   ----------
 30-Aug-00     30-Aug-07     CPI + 9.49%
 28-Jan-03     28-Jan-08     CPI + 7.25%
 28-Jan-03     28-Jan-06      DTF + 2.5%
 28-Jan-03     28-Jan-07        DTF + 3%
 28-Jan-03     28-Jan-09      CPI + 6.7%

----------
DTF: Average weekly rate of time deposits (issued by commercial and mortgage banks and commercial finance companies) with a maturity of 90 days.

CPI: Consumer price index

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(21) ACCRUED EXPENSES

          As of December 31, 2004 and December 31, 2005, accrued expenses consisted of the following:

                            2004        2005
                          --------   ---------
Interest payable          Ps 1,046   Ps     --
Income tax payable          10,547      41,125
Fines and sanctions (1)     38,829      64,486
Labor obligations            7,617       9,643
Other                       13,610      15,605
                          --------   ---------
   TOTAL                  Ps71,649   Ps130,859
                          ========   =========

----------
(1)  See Note 26(d) as it refers to the Bank.

          For 2003, 2004 and 2005 the statutory income tax was 37% for Bancolombia unconsolidated, Leasing Colombia S.A., Colcorp S.A. and Fiducolombia S.A. according to an agreement of tax stability and 38.5% for the other Subsidiaries, respectively.

          The Bank's tax liability is calculated based on the greater of (i) net taxable income and (ii) presumed income, which, in 2004 and 2005 is 6% of stockholders' equity.

          The following is a reconciliation of taxable income before income taxes for the years ended December 31, 2003, December 31, 2004 and December 31, 2005:

                                                          2003         2004          2005
                                                       ----------   ----------   -----------
Income before income taxes                             Ps 532,019   Ps 817,488   Ps1,224,396
Adjustments for consolidation purposes, net               (26,722)     209,987        37,032
Difference between net operating loss
   carry-forwards and presumed income                      16,404     (134,715)        8,149
Non-deductible provisions, costs and expenses             107,926      176,454       130,528
Non-taxable or exempt income                              (71,559)    (350,338)     (364,663)
Difference between monetary correction for
   tax purposes and for financial reporting purposes      (40,040)     (47,484)      (38,028)
Excess of accrued income over valuation income            (50,514)     (20,905)     (130,265)
Amortization of excess of presumed income over
   ordinary income                                       (298,180)      (9,242)      (94,562)
Valuation derivatives effect                                   --      (11,788)     (100,495)
Other                                                          --           --      (156,122)
                                                       ----------   ----------   -----------
Taxable income                                         Ps 169,334   Ps 629,457   Ps  515,970
                                                       ----------   ----------   -----------
Statutory tax rate                                          36.84%       37.75%        34.69%
                                                       ----------   ----------   -----------
Estimated current income tax                           Ps  62,391   Ps 237,620   Ps  178,992
Deferred income tax expense (benefit)                         244        1,190        98,523
                                                       ----------   ----------   -----------
   TOTAL                                               Ps  62,635   Ps 238,810   Ps  277,515
                                                       ==========   ==========   ===========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          Income taxes for the years ended December 31, 2004 and 2005 are subject to review by the tax authorities. The Bank management and its legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review.

          The following table presents, for the fiscal years cited, which amortizations of losses can be recorded and the excess of presumed income over ordinary income:

                            FISCAL LOSSES TO AMORTIZE

       INMOBILIARIA
        BANCOL S.A.   FUNDICOM S.A.   COMECOL S.A.    TOTAL
       ------------   -------------   ------------   -------
2006       Ps--          Ps  267         Ps  154     Ps  421
2007         --               --             915         915
2008         --            2,378             550       2,928
2009         91               --             497         588
2010         --               --              --          --
          -----         --------        --------    --------
          Ps 91         Ps 2,645        Ps 2,116    Ps 4,852
          =====         ========        ========    ========

                EXCESS OF PRESUMED INCOME OVER ORDINARY INCOME

       BANCOLOMBIA                  INMOBILIARIA   FUNDICOM   COMECOL   ALMACENAR   SURENTING
           S.A.      COLCORP S.A.    BANCOL S.A.     S.A.       S.A.       S.A.        S.A.       TOTAL
       -----------   ------------   ------------   --------   -------   ---------  ----------  ----------
2006     Ps    --       Ps   --         Ps --       Ps  669   Ps   --    Ps   --     Ps   --    Ps    669
2007       25,554            --            --           153       461         --          --       26,168
2008       29,795         3,667            --           894       390      1,621          --       36,367
2009       35,931         4,430            63           535       335      2,403       1,718       45,415
2010           --            --            99            --        --      2,354          --        2,453
        ---------      --------        ------      --------  --------   --------    --------   ----------
        Ps 91,280      Ps 8,097        Ps 162      Ps 2,251  Ps 1,186   Ps 6,378    Ps 1,718   Ps 111,072
        =========      ========        ======      ========  ========   ========    ========   ==========


          As a result of the Merger, amortization of the excess of presumed income over ordinary income originated in Conavi and Corfinsura for Ps 25,266 and Ps 66,014 respectively, can be recorded by Bancolombia.

(22) SUBSCRIBED AND PAID-IN CAPITAL



           Subscribed and paid-in capital consisted of the following:

                                                          2003          2004           2005
                                                      -----------   -----------   -------------
AUTHORIZED SHARES                                     670,000,000   670,000,000   1,000,000,000
                                                      ===========   ===========   =============
ISSUED AND OUTSTANDING:
Common shares with a nominal value of 500 pesos       398,259,608   398,259,608     509,704,584
Preference shares with a nominal value of 500 pesos   178,435,787   178,435,787     218,122,421
                                                      ===========   ===========   =============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          Non-voting shares with a preferred dividend will be entitled to receive a minimum preferred dividend equal to one percent (1%) of the initial offering price per preferred share for each fiscal year the bank reports profits after the Bank deducts an amount to compensate for any losses that affected its capital and any necessary contribution to a reserve account that must be made by law, and in compliance with Colombian regulation, but before the Bank creates or increases any other reserve. In addition, the dividend per share paid on preferred stock cannot be less than the dividend per share paid on ordinary stock (and will be increased if a higher dividend on ordinary stock is declared).

          Each non-voting share with preferred dividend confers on its holder the right to participate in the shareholders' meetings and to vote solely on the matters provided for by law and in the By-laws.

          A foreign capital institutional investment fund in Colombia has been constituted to hold certain non-voting preferred shares issued by the Bank as custodian and American Depositary Shares (ADSs) related to those non-voting preferred shares have been issued abroad.

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

          The component "other" in the consolidated statements of stockholders' equity corresponds to the Subsidiaries' retained earnings that are not eliminated in the consolidation process, because the investment in the subsidiaries is accounted for at cost.

          Appropriated retained earnings consist of the following:

                                  2003         2004          2005
                               ---------   -----------   -----------
Legal reserve                  Ps497,075   Ps  638,716   Ps  886,159
Additional paid - in capital     107,359       107,359       268,005
Other reserves                   135,920       264,406       611,834
                               ---------   -----------   -----------
   TOTAL                       Ps740,354   Ps1,010,481   Ps1,765,998
                               =========   ===========   ===========

          In addition, paid-in capital of Ps 107,359 at December 31, 2003, 2004 and Ps 268,005 at December 31, 2005 was recorded as part of the legal reserve, as required by the Superintendency of Finance (before Superintendence of Banking).

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(24) DIVIDENDS DECLARED

          The Bank's shareholders declared common stock dividends with respect to the preceding year's earnings of the Bank to be payable during 2004, 2005 and 2006 as indicated below:

                                               2004                          2005                          2006
                                   ---------------------------   ---------------------------   ---------------------------
Preceding  year's unconsolidated
   earnings (losses)                                 Ps309,772                    Ps 430,807                     Ps737,389

                                   272 pesos per share payable   376 pesos per share payable   508 pesos per share payable
                                   in four quarterly             in four quarterly             in four quarterly
                                   installments of 68 pesos      installments of 94 pesos      installments of 127 pesos
Dividends in cash                  per share from April 2004     per share from April 2005     per share from April 2006
                                   on 398,259,608 and            on 398,259,608 and            on 509,704,584 and
                                   178,435,787 common and        178,435,787 common and        218,122,421 common and
                                   preferred shares,             preferred shares,             preferred shares,
                                   respectively.                 respectively.                 respectively.

Total dividends declared                             Ps156,861                    Ps 216,838                     Ps369,736

Dividends payable at December 31                     Ps 44,099                      Ps73,478

(25) MEMORANDUM ACCOUNTS

          At December 31, 2004 and 2005, memorandum accounts consisted of the following:

                                                2004           2005
                                            ------------   ------------
TRUST:
   Investment trusts                        Ps14,551,133   Ps31,845,679

COMMITMENTS:
   Unused credit card limits                   1,721,090      2,287,359
   Civil demands against the Bank              1,982,256      2,148,018
   Issued and confirmed letters of credit        421,643        493,220
   Uncommitted lines of credit                   347,833        549,161
   Bank guarantees                               137,375        347,556
   Approved credits not disbursed                 17,824        408,949
   Nation account payable (546 law)                   --        105,459
   Other                                           1,250         12,201
                                            ------------   ------------
      TOTAL                                 Ps19,180,404   Ps38,197,602
                                            ============   ============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

OTHER MEMORANDUM ACCOUNTS:

                                                           2004            2005
                                                       ------------   -------------
MEMORANDUM ACCOUNTS RECEIVABLE:
   Tax value of assets                                 Ps12,383,426   Ps 25,950,846
   Assets and securities given in custody                 3,985,019       6,837,310
   Assets and securities given as a collateral              934,208       2,209,380
   Negotiable investments in debt securities              2,143,814       5,199,740
   Written-off assets                                       638,654         935,438
   Quotas of leasing to receive                           1,082,024       3,030,656
   Investments held to maturity                             767,261       1,113,369
   Adjustments for inflation of assets                      217,785         181,512
   Accounts to receive yields trading investments
      in debt titles                                        165,073         214,358
   Investments available for the sale in debt titles      1,672,536       1,587,299
   Remittances sent for collection                           27,259          28,869
   Amortized debt securities investment                          --       2,209,254
   Other memorandum account receivable                    1,265,149       2,998,143
                                                       ------------   -------------
      TOTAL                                            Ps25,282,208   Ps 52,496,174
                                                       ------------   -------------

MEMORANDUM ACCOUNTS PAYABLE:
   Assets and securities received as collateral        Ps 8,406,554   Ps 17,714,293
   Qualification commercial loans                         7,459,747      12,113,735
   Assets and securities received in custody              1,776,613       1,867,850
   Tax value of shareholders' equity                      2,205,064       4,333,289
   Qualification consumer loans                           1,653,473       2,449,782
   Adjustment for inflation of equity                       490,297         897,280
   Qualification small loans                                 91,168         116,508
   Merchandise in owned warehouses                           66,339          61,545
   Merchandise in third-party warehouses                     47,026          48,048
   Underwriting                                                  --          25,000
   Qualification financial leasing                          887,669       2,684,627
   Qualification operating leasing                            8,392         145,277
   Qualification mortgage loans                                 291       1,415,812
   Other memorandum account payable                      10,677,192       4,028,713
                                                       ------------   -------------
      TOTAL                                            Ps33,769,825   Ps 47,901,759
                                                       ------------   -------------
      TOTAL MEMORANDUM ACCOUNTS                        Ps78,232,437   Ps138,595,535
                                                       ============   =============

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(26) COMMITMENTS AND CONTINGENCIES

     THE BANK

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

          At December 31, 2004 and 2005, the civil contingencies covered by the guarantee amounted to approximately Ps 12,185 and Ps 11,167, respectively, with allowances at the same dates amounting to Ps 1,370 and Ps 957. Labor contingencies amount to Ps 305 and have allowances of Ps 153 respectively; these figures show no variation with respect to 2004.

     B)   LEGAL PROCESSES

          At December 31, 2004 and 2005, other than the litigation discussed under (a) above, there were labor-related claims against the Bank amounting to approximately Ps 10,015 and Ps 11,885, respectively (the final result of such litigation is not predictable due to the controvertible nature of the obligations). The allowances for contingencies on those dates amounted to Ps 4,911 and Ps 5,938, respectively.

          At December 31, 2004 and 2005, there were ordinary civil lawsuits, group actions, and civil actions within criminal and executive processes against the Bank with total claims of approximately Ps 301,823 and Ps 369,452, respectively and with allowances on the same dates of Ps 4,327 and Ps 16,729, respectively.

          Allowances are recorded when processes are ruled in the first instance against the Bank or based on the opinion of the attorneys handling the litigations.

          At December 31, 2005, the Superintendency of Finance (before Superintendency of Banking) has imposed fines on the Bank amounting to Ps 1,738, for which complete allowances have been created.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          At December 31, 2005, Bancolombia (unconsolidated) contingencies in an amount over Ps 5,000 was:

                                                                             ACTUAL
                                                                           EXPOSURE AT
                                                              INITIAL     DECEMBER 31,
                          PROCESS                             EXPOSURE        2005       ALLOWANCE   LIKELIHOOD
                          -------                            ----------   ------------   ---------   ----------
Arbitration process Jaime Gilinski and Others against
   Bancolombia and some of its administrators                US$675,000   US$720,000            --     Remote
Felix Gaitan Cendales and others. Civil Court 29 of Bogota   Ps 187,045   Ps 187,045            --     Remote
Popular action Carlos Julio Aguilar and Other
   Administrative Tribunal of the Department
   of Valle                                                      22,040       22,040            --     Remote
Rodrigo Garavito and others against Bancolombia
   Administrative Tribunal of the Department of Cundimarca       20,000       20,000            --     Remote
Class action Luis Alberto Duran (1)                             421,080       21,469        21,469    Probable
Vizcaya Centro Comercial S.A.                                    14,000       14,000            --     Remote
Pavicon                                                          11,166       12,552            --     Remote
Inversiones C.B. S.A.                                            12,468       12,468            --     Remote
Editorial Oveja Negra Ltda. and Jose Vicente Katerain
   Velez                                                         10,240       10,240           512     Remote
Murgueitio and Santander                                          8,000        8,000            --     Remote
Invico Ltda. Processes. Civil Court 9 of Bogota                   5,000        6,601            --     Remote
Costrucc.Rojas Jimenez & CIA. S. EN C.                            6,277        6,277           628    Probable
Julio Enrique Olaya. Civil Court 14 of Bogota                     1,523        5,594         5,594    Probable
Constructodo against Corvivienda. Civil Court 18 of Bogota        3,500        5,070            --     Remote
Jaime Augusto Rueda Angel. Civil Court 29 of Bogota               1,706        8,660            --     Remote
Income and complementary taxes 1996                               2,409        7,332         7,332    Probable
Income and complementary taxes 1996                               2,341        6,087         3,044    Probable

----------
(1)  The allowance correspond to principal and interest

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements
         (Stated in millions of pesos and thousands of U.S. dollars)

     C) CONTINGENCIES RELATED TO THE PURCHASE OF 51% OF FORMER BANCO DE COLOMBIA S.A. ("BANCO DE COLOMBIA") STOCK AND LATER MERGER WITH BANCO INDUSTRIAL COLOMBIANO ("BIC", NOW BANCOLOMBIA)

     The Gilinski Case

     Contingency guarantee, former Banco de Colombia

          With respect to the arbitration process filed by Bancolombia against Jaime Gilinski, as joint and several debtor, discovery is soon expected, addressing the claims presented by the Bank regarding the contingencies of former Banco de Colombia, and putting into effect the trust guarantee set up for this purpose, covering a value of up to US$ 30,000. The total amount claimed in this arbitration process is of approximately Ps 50,614, excluding monetary adjustment and interest.

     Criminal Investigation

          On December 26, 2003, the Special Unit for Crime against Public Administration attached to the Public Prosecutor's Office formally rejected grounds for a criminal investigation against Jorge Londono Saldarriaga and Federico Ochoa Barrera, President and Vice-president of Bancolombia, respectively; this criminal investigation arose as a result of a complaint filed by the Gilinski family. This decision was subsequently confirmed in the second instance by the Delegated Unit before the Supreme Court of Justice of the Public Prosecutor's Office on July 8, 2004.

          The Public Prosecutor's Office found that the alleged crimes of fraud, unauthorized operations with shareholders and the illegal use of public funds had not been committed and consequently the Bank was fully exonerated from the indemnity claims filed by the plaintiffs.

          In 2005, Messrs. Jaime and Isaac Gilinski filed before the Civil Division of the Supreme Court of Justice, a writ for the protection of rights against the Public Prosecutor's Office, the Delegated Prosecutor's Office before the Supreme Court of Justice and the National Unit of Prosecutors Specialized in Crimes Against Public Administration, with a view to reopening the investigation arguing that certain evidence, collected abroad, was not taken into consideration when first pronouncing upon this case, thereby constituting a de facto prevention of due process.

          By means of a final court ruling issued on August 25, 2005, the Civil Appeal Division of the Court rejected this writ for protection of rights, considering that the Public Prosecutor's Office, upon resolving this point in the second instance, considered that the evidence requested by the Public Ministry was not relevant to the investigation, which was precisely what was being alleged by the plaintiffs' attorney. The plaintiffs therefore lodged an appeal against this decision before the Labor Division of the Supreme Court, who upheld the original decision given the fact that a writ for the protection of rights cannot be filed against court rulings.

          The writ of protection was selected by the Constitutional Court for review and a decision in this respect remains pending.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     Arbitration

          With regard to the arbitration resorted by Jaime Gilinski and Isaac Gilinski and some foreign successor companies of Bancol y cia S. en C. against the Bank and some of its administrators, in which charges similar to those previously filed with various administrative and judicial agencies were alleged, relating to the acquisition process of the majority share of the former Banco de Colombia by BIC, and the later merger of these two institutions. The period for producing evidence ended on November 22, 2005, after which the final arguments were heard. A decision is now pending.

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

          The Bank considers that the possibility of incurring any liability from this proceeding is remote, given the fact that the legal action lacks legal and probatory support, and considering that there have been prior court pronouncements that have exonerated the Bank and its administrators from similar petitions or petitions related to the petitions made in this proceeding.

     Class Action Luis Alberto Duran Valencia

          As of December 31, 2005, the Bogota Supreme Court decision is still pending on the special appeal for annulment filed by the Bank regarding reviewing the effective regulations on the decision proffered by arbitration following the class action filed by Luis Alberto Duran Valencia and other shareholders of the former Banco de Colombia.

          The appeal solely seeks to annul the portion of the award that is questioned, and that has to do with the court order to pay Ps 19,214, since with respect to the rulings regarding the rest of the claims, the award carries a res judicata status.

          The Bank considers that a liability to be incurred by the Bank, is unlikely given the existence of serious arguments that may lead to a decision that would acknowledge some of the grounds invoked in the appeal for annulment. The Bank has an allowance in the amount of Ps 21,470, as it awaits the definitive decision regarding this matter.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     Popular Action Maximiliano Echeverri M

          With respect to the popular action filed by the attorney Maximiliano Echeverri against the Bank and the Superintendency of Banking and Securities Superintendency (now known as the Superintendency of Finance) before the Contentious-Administrative Tribunal in the Department of Cundinamarca, a final ruling was produced on August 10, 2005, rejecting the claims of the plaintiff.

          The cause of action of this legal action is the declaration of violation of the group interests for administrative morality and free economic competition, due to alleged omissions by the Colombian state supervision and control agencies in the acquisition process of the former Banco de Colombia and the later merger with BIC, and alleged Bank maneuvers to prevent the shareholders of the first institution from having all of the information they required to make the decisions at hand. The appeal filed by the plaintiff shall be heard by the Council of State, and the contingency is considered to be somewhat remote, since the merger and purchase process was carried out in full compliance with all applicable legislation and following the highest business ethics.

     D) NATIONAL TAX AND CUSTOMS AGENCY ("DIAN")

     Income and complementary taxes corresponding to 1993 - Conavi

          Conavi filed a tax return on April 15, 1994 for the fiscal year of 1993, showing a tax figure of Ps 6,233 and prepayments of Ps 5,194 for a total of Ps 11,427. In answer to an official notification received from DIAN, Conavi proceeded to correct its tax return, showing a tax figure of Ps 6,233 and prepaid tax of Ps 5,929 for a total of Ps 12,162, this being Ps 735 higher than that initially calculated.

          Subsequently DIAN notified Conavi of an order to pay Ps 257, including interest and bringing the amount in arrears up to date, to which Conavi proposed an exception from payment, which was declared as having no grounds by the Collection Division.

          Conavi then proceed to file an appeal for reversal. The suit filed by Conavi for the purpose of annulling the order to pay was rejected by the Administrative Tribunal of the Department of Antioquia, a decision that was confirmed on appeal before the Council of State, by means of a ruling issued November 23, 2005, ordering its return to the tribunal. The sum in dispute totals Ps 940, including the tax in question plus default interest. A provision has been set up for this entire amount.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     Industry and Commerce Tax corresponding to 1995 - Conavi

          On April 9, 1996, Conavi filed its Industry and Commerce Tax return on the basis of 1995, for the fiscal year of 1996 and subsequent payment in this same period. The Medellin City Council, by means of Settlement Review Note No. 586 dated May 22, 1998, modified said return on the basis that the discount totaling Ps 30,200 from the monetary correction account was not legally authorized. Conavi filed a motion to annul this decision and reestablish its right, since the aforementioned discount was authorized by
     Article 20 Subsection 7 of the Municipal Agreement 061/89 and in Article 212 of Decree 1333 of 1986. The provision of Ps 363 was set up for this tax contingency, which is considered probable.

     Income and complementary taxes corresponding to 1996 former Banco de
     Colombia

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

          The allowance that was constituted is Ps 7,332. The contingency is deemed probable because the Honorable State Council Open Court seldom revokes sentences that its regional courts proffer.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     Income and complementary taxes corresponding to 1996 - Conavi

          On April 11, 1997, Conavi filed a tax return for fiscal year of 1996, and included under the heading "Discounts and Requested Deductions" a sum of Ps 9,568 corresponding to donations to non-profit institutions dedicated to providing education, based on the provisions of Article 125 and in keeping with standards set out in the Tax Code. After a thorough discussion, DIAN accepted the donation discount but rejected the deductions and fined Conavi for not providing precise information. Conavi filed a motion to annul this decision and reestablish its right before the Administrative Tribunal of Antioquia, who ruled in favor of Conavi. The Legal Tax Division attached to the National Tax Administration of Medellin filed an appeal against this ruling, which is currently being heard by the Council of State for subsequent ruling.

          A provision of Ps 3,044 was set up for this tax contingency, which is considered remote.

     Industry and Commerce Tax corresponding to 1997 - Conavi

          Conavi filed its Industry and Commerce Tax return in Medellin on the basis of 1997 (for the fiscal year of 1998 for subsequent payment in this same period) and included figures for taxable operating income which coincided with the information reported by the Superintendency of Banking (now Superintendency of Finance) to Medellin City Council. The Municipal Tax Division notified Conavi of a special requirement, by means of which it intended to increase its tax base by Ps 233 given income from other towns as well as Ps 45,981 corresponding to the value of nontaxable monetary correction. Subsequently the Division accepted the explanations regarding the increase in the tax base but maintained its position with regard to tax-exempt monetary correction and proceeded to issue a Settlement Review Note. Conavi filed a motion to annul the decision and reestablish its right, with regard to which the Administrative Tribunal of Medellin abstained from hearing the motion, considering that an appeal to government authority must be filed beforehand. Conavi then filed an appeal to be heard by the Council of State. A provision of Ps 444 was set up for this tax contingency, which is considered probable.

     Income and complementary taxes corresponding to 1999

          The petition for reconsideration filed by the Bank against the Official Revised Settlement of the income tax and complementary taxes for the year 1999, through which the deduction for incentives from collecting customers' taxes in the amount of Ps 4,263 was disregarded, was decided against the Bank on April 30, 2004 and the Official Revised Settlement was confirmed. The dispute pending represents Ps 3,421, which includes the tax in dispute plus late payment interests, and there is a 100% allowance for it. On September 9, 2004, a legal action was filed with the Antioquia Administrative Court, which was admitted on November 23, 2004.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     Industry and Commerce Tax corresponding to 2001 - Conavi

          The Administrative Tribunal of Antioquia is currently ruling on a motion to annul a decision and reestablish rights filed by Conavi and admitted in May 2005, against the Settlement Review Note issued by Medellin City Council with regard to the Industry and Commerce Tax corresponding to the fiscal year of 2001. The Medellin City Council wished to include in Conavi tax base the income from UVR monetary correction that used to apply to the former savings and loan corporations.

          A provision of Ps 99 was set up for this tax contingency, which is considered remote.

     Financial Flows Tax (GMF)

          At December 31, 2005, Bancolombia S.A. had received from DIAN (National Tax and Customs Agency) 39 special notifications formally advising of a tax of Ps 18,113 due on the same number of weeks in 2003, by virtue of which it proposed that the Bank modified its weekly tax returns corresponding to the Financial Flows Tax (4x1000) with regard to Repos, drafts and foreign exchange operations carried out by Bancolombia with its customers. Out of these special notifications, 17 have been subject to an official settlement review note on the part of DIAN, amounting to Ps 11,930 in tax payable and a Ps 9,800 fine for lack of precision in the information.

          In the opinion of the tax authorities, the Bank must withhold the aforementioned tax from its customers and proceed to pay this, whilst the Bank considers that these are operations that it pays for itself, and are therefore exempt from taxes by virtue of the tax stability benefit that Bancolombia currently enjoys.

          With regard to these official settlement reviews, Bancolombia filed motions to reconsider the decision, without having obtained a definite response from DIAN to date.

          About this matter, the Bank's legal advisors believe that the Bank has acted in accordance with all applicable legislation and that the possibility of any adverse effect is indeed remote.

     Taxes Collection DIAN & DDI

          At December 31, 2005, DIAN and the DDI (Direccion Distrital de Impuestos de Bogota, District Tax Direction of Bogota) have imposed fines on the Bank amounting to Ps 3,896 for tax collection. The Bank has filed the pertinent appeals and legal actions and has made provisions in the amount of Ps 2,130 for such fines.

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

     Carlos Paz Mendez Process

          At December 31, 2005, there is a proceeding underway against Banco de Colombia (currently, the Bank) and the Trust Company at Civil Court 12 of Bogota. The plaintiff is Mr. Carlos Paz Mendez, and the proceedings commenced on July 16, 1993. On November 5, 1998, the tribunal issued a ruling favorable to Fiducolombia and ordered the plaintiff to pay costs. The defendant's appeal was accepted on December 14, 1998. On appeal, the Bank's and Fiducolombia's lawyer requested an audience under Article 360 of the Civil Procedural Code, and that audience was held on May 9, 2001. By means of the decision dated March 25, 2003, proceeding for annulment was admitted which has been decided and the pronouncement confirmed the first instance sentence in favor of the Trust Company and the Bank. At present, the appeal for reversal filed by the plaintiff's attorney against the sentence proffered by the Bogota Judicial District High Court on December 19, 2002, and the pronouncement confirming the first instance sentence in favor of the Trust Company and the Bank, is pending.

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

          Two of the aforementioned proceedings terminated because of expiration. However, on December 11, 2003, a new ordinary proceeding was initiated against Fiducolombia, following a legal action filed during the month of September 2003. The Circuit Civil Court Nine ordered for all of the proceedings to be consolidated into the Tarazona Bermudez Proceeding, in order to ensure one sole legal proceeding, and it is currently in the discovery stage. Except in the case of the action filed by Guillermo Acosta in which a favorable ruling was obtained in the second instance from the Superior Court of Bogota.

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

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     Grancolombiano Group

          The "Grupo Grancolombiano" Trust that was managed by Banco de Colombia S.A. and liquidated on June 29, 1990, is subject to contingencies, among them, labor contingencies. For that purpose, a sum of money has been reserved through the "Contingency Fund" Trust managed by Fiducolombia. These sums were contributed by former trustors of the "Grupo Grancolombiano" trust with the purpose of covering such contingencies. As recommended by the lawyer for, and in compliance with the purpose established in the Minutes of Liquidation of the "Grupo Grancolombiano", 24 of the 29 proceedings filed were reconciled before a judge. Five more reconciliations occurred outside court with charge to the funds of the Contingency Fund of Grupo Grancolombiano. In the proceedings of Jorge Euclides Garcia Prado, on December 4, 2003, the fourth proceeding took place to be followed next by a decision. The proceedings of Jose del Carmen Racero Toribio, Pedro Antonio Alvarez Serpa and David Salcedo Mejia were not reconciled because the employment relationship ended when the building in which they worked was the property of the Compania Nacional de Chocolates S.A. The plaintiff integrated the litis consorcio with this company. In one case, the Court of Law in a first instance ruling limited the payment of a retirement pension, with the possibility of repeating against Nacional de Chocolates S.A. In two cases, it declared that the exception of petition before time was proven. In the remaining case, the court absolved the Bank of any liability. An appeal was filed by the parties, as a result of which the Antioquia High Court confirmed the sentence proffered by the Caucasia Circuit Civil Court. Several legal actions were filed in 2003 and 2004 that were subsequently consolidated into the Dagoberto Tulio Correa proceeding, which is being decided by the Caucasia Circuit Civil Court in which an exception to res judicata was declared at the first hearing.

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

     Invico Ltda. Processes

          Invico Ltda. has a suit pending against the Bank and Fiducolombia S.A. in Civil Court 6 of Bogota. The plaintiff seeks a ruling declaring that the Bank and Fiducolombia S.A. must exercise the alternate right contained in
     Article 1948 of the Civil Code, in reference to the land lot denominated "Granjita", pursuant to the trust mandate contracted claims amount to Ps 4,000. Proceedings began on November 9, 2001, and on January 17, 2002, the court issued a ruling dismissing the claim and ordering the plaintiff to pay costs. By means of writ dated July 16, 2002, a settlement hearing was ordered for November 5, 2002. The diligence of reconciliation was declared a failure. At present, this case is in the discovery stage and Fiducolombia is waiting for the expert appointed who has agreed to give his expert decision. However, it is still premature to give any views regarding said proceeding.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          Invico has also pursued "Accountability" proceedings against the Bank and Fiducolombia S.A. in Civil Court 9 of Bogota. In these proceedings Invico seeks to hold the Bank and Fiducolombia S.A. accountable for their time as trustees of its property, as a result of the appointment and choice that the former and its creditors made. The amount sought is Ps 3,000. Settlement hearings on December 4, 2001, failed. The case went to trial on November 27, 2001, beginning with the collection of evidence. On November 19, 2002, the edict dated the 25th of the same month proffered a sentence in favor of the trust company and the Bank. The sentence was appealed by the plaintiff, to which the Court confirmed the ruling given in the first instance.

     LEASING COLOMBIA S.A.

          Leasing Colombia S.A. has fifty-one (51) litigations against it, out of which forty-six (46) correspond to extra-contractual civil liability proceedings, as a result of damages caused by company-owned vehicles and leased vehicles. There are court precedents and evidence in favor of Leasing Colombia S.A., to the extent that no leasing company has ever been found guilty of the alleged claims.

          The five remaining proceedings involve contractual liability claims by virtue of alleged Leasing Colombia S.A. default; these will probably be ruled in Leasing Colombia favor as the claims lack legal support.

          The economic amount of such contingencies represents the sum of Ps 13,042. This sum has not been provisioned, by virtue of the above considerations.

     SUFINANCIAMIENTO

          Actions filed against this company total an estimated amount of Ps 6,799. According to the Company's attorneys, none of these actions represent a probable loss for the Company, and therefore Company Management does not consider it necessary to set up the corresponding provision.

     ALMACENAR S.A.

          At December 31, 2004 and 2005, labor and civil proceedings against Almacenar S.A. were underway. Due to the debatable nature of the obligations, they are difficult to quantify.

          At December 31, 2004 and 2005, there are allowances amounting to Ps 509 and Ps 1,036, respectively, to cover any liability resulting from these proceedings.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     SULEASING INTERNACIONAL S.A.

          Suleasing International S.A.'s branch in Colombia faces a labor action filed by Mrs. Leonor Aguilar against Bancolombia S.A., Leasing Colombia S.A. and Suleasing Internacional S.A., involving an amount of approximately Ps 300.

     FUNDICOM S.A.

          At December, 31, 2005, there is one labor action filed against Fundicom for an estimated amount of Ps 294.

     DITRANSA S.A.

          At December 31, 2005 eleven criminal, civil and administrative actions have been filed against Ditransa totaling an amount of approximately Ps 246.

     COMPANIA SURAMERICANA DE ARRENDAMIENTOS - SURENTING S.A.

          At December 31, 2005, there were twelve civil liability lawsuits filed against Surenting. There is no possibility of any adverse ruling being issued in 11 of these, since these are all lawsuits originating in the use customers have made of the vehicles leased to them. However, Surenting should be found guilty in any way, there is an insurance policy with Compania Suramericana de Seguros that covers the amounts at stake.

          One of the lawsuits has been filed directly against Surenting for civil liability since it involved an accident caused by an employee in a company car. The claim is for Ps 1,209 and this is being negotiated with third parties. The corresponding payment shall be covered by Compania Suramericana de Seguros through the insurance policy held with them for this purpose.

     COMPANIA SURAMERICANA DE VALORES S.A. - SUVALOR - COMISIONISTA DE BOLSA

          At December 31, 2005, the Company faced 2 actions. One is an ordinary civil action filed in Cali for which an unfavorable ruling has been pronounced in the first instance and which was subsequently appealed before the Superior Court. The cost of this judgment in the first instance could reach Ps 300.

          The other is a labor action for which a favorable ruling was obtained in the first instance with the corresponding court sentence pending. The value of this could reach approximately Ps 30.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     3001 S.A. (IN THE PROCESS OF BEING WOUND UP)

          With respect to the 3001 S.A., as of December 31, 2005, there was a pending complaint on the part of Treasury Secretary of the Medellin City Council, regarding a special notification in which 3001 S.A. (in the process of being wound up) was ordered to pay a fine of Ps 28 for lack of precision in information submitted. The Municipal Authorities, by means of Resolution 16203 dated September 8, 2004, decided not to accept as a lower value of the tax base for the Industry and Commerce tax for the base year of 2002/taxable year of 2003, the income corresponding to the difference in the exchange rate on investments made by this company abroad. The company filed the corresponding objections within the designated term, and has not yet been informed of any decision.

          The other subsidiaries have not reported any other contingencies existing as of December 31, 2005.

(27) ADMINISTRATIVE AND OTHER EXPENSES

          Administrative and other expenses for the years ended December 31, 2003, December 31, 2004 and December 31, 2005 consisted of the following:

                                                           2003        2004        2005
                                                        ---------   ---------   ---------
Public services                                         Ps 27,882   Ps 28,558   Ps 47,175
Advertising                                                17,328      20,754      50,235
Industry and trade, property, vehicle and other taxes      44,774      55,145     121,699
Communication, postage and freight                         36,937      39,564      48,254
Insurance                                                  13,724      12,224      27,446
Security services                                          17,167      18,404      29,339
Stationery and supplies                                    13,854      15,399      28,370
Amortization of deferred charges                           26,237      13,074      54,463
Rental expenses                                            14,167      16,963      56,375
Maintenance and repairs                                    38,049      49,794      99,678
Contributions and membership dues                           5,762       8,335      14,587
Temporary services                                          7,579       9,174      17,440
Travel expenses                                             9,942      10,690      17,799
Professional fees                                          17,614      29,167      56,004
Call center services                                        7,094       8,672      20,041
Information processes outsourcing                          10,722      13,420      18,218
Other                                                      41,685      44,255      86,056
                                                        ---------   ---------   ---------
   TOTAL                                                Ps350,517   Ps393,592   Ps793,179
                                                        =========   =========   =========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(28) RELATED PARTY TRANSACTIONS

          Significant balances and transactions with related parties were as follows:

                                      2003

                                                                             SHAREHOLDERS WITH
                                                                               PARTICIPATING
                                                                             STOCK LOWER THAN
                              SHAREHOLDERS WITH                    BANK'S    10% OF THE BANK'S
                                PARTICIPATING                     OFFICERS   CAPITAL AND WITH
                              STOCK EQUAL TO OR       NON-       AND BOARD   OPERATIONS HIGHER
                               HIGHER THAN 10%    CONSOLIDATED       OF           THAN 5%
                              OF BANK'S CAPITAL    INVESTMENTS   DIRECTORS   TECHNICAL EQUITY
                              -----------------   ------------   ---------   -----------------
BALANCE SHEET
      Investment securities            --             2,355            --               --
      Loans                            --            11,061        12,246               --
      Accounts receivable              --             3,085           150               --
                                     ----           --------      --------        --------
         TOTAL                       Ps--           Ps16,501      Ps12,396        Ps    --
                                     ====           ========      ========        ========
      Deposits                          4             36,561         1,441          83,793
      Overnight funds                  --                 84            --              --
      Accounts payable                 --                141             8              --
                                     ----           --------      --------        --------
         TOTAL                       Ps 4           Ps36,786      Ps 1,449        Ps83,793
                                     ====           ========      ========        ========
TRANSACTIONS
   INCOME
      Dividends received               --             25,777            --              --
      Interest                         --              2,297         1,205              74
      Other                            --                269            24              --
                                     ----           --------      --------        --------
         TOTAL                       Ps--           Ps28,343      Ps 1,229        Ps    74
                                     ====           ========      ========        ========
   EXPENSES
      Interest                          1             12,330            61           5,883
      Other                            --              2,261            69              --
                                     ----           --------      --------        --------
         TOTAL                       Ps 1           Ps14,591      Ps   130        Ps 5,883
                                     ====           ========      ========        ========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2004

                                                                                  SHAREHOLDERS WITH
                                                                                    PARTICIPATING
                                                                                  STOCK LOWER THAN
                               SHAREHOLDERS WITH                      BANK'S      10% OF THE BANK'S
                                 PARTICIPATING                       OFFICERS     CAPITAL AND WITH
                               STOCK EQUAL TO OR       NON-         AND BOARD     OPERATIONS HIGHER
                                HIGHER THAN 10%    CONSOLIDATED         OF             THAN 5%
                               OF BANK'S CAPITAL    INVESTMENTS   DIRECTORS (1)   TECHNICAL EQUITY
                               -----------------   ------------   -------------   -----------------
BALANCE SHEET
      Investment securities             --             21,443              --                --
      Loans                             --              5,135          14,995                --
      Customer's acceptances
         and derivatives                --                 27              --                --
      Accounts receivable               --              9,958           3,045                --
                                     -----          ---------       ---------         ---------
         TOTAL                       Ps --          Ps 36,563       Ps 18,040         Ps     --
                                     =====          =========       =========         =========
      Deposits                           6             32,349             812           222,226
      Overnight funds                   --                106              --                --
      Accounts payable                  --                 --              --                --
      Bonds                             --             10,000              --            11,500
                                      ----           ---------        --------        ----------
         TOTAL                        Ps 6           Ps 42,455        Ps   812        Ps 233,726
                                      ====           =========        ========        ==========
TRANSACTIONS
   INCOME
      Dividends received                --             25,814              --                --
      Interest and fees                 --              2,693           1,626               153
      Other                             --                354              --                --
                                     -----          ---------        --------         ---------
         TOTAL                       Ps --          Ps 28,861        Ps 1,626         Ps    153
                                     =====          =========        ========         =========
   EXPENSES
      Interest                          --              4,762              14             6,925
      Fees                              --                 --              99                --
      Other                             --                 --              --                --
                                     -----           --------        --------         ---------
         TOTAL                       Ps --           Ps 4,762        Ps   113         Ps  6,925
                                     =====           ========        ========         =========

----------
(1) For 2003 and 2004, includes, in addition to the Members of the Board of Directors, the President and the Vice-Presidents, as well as other employees who have legal representation of the Bank.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2005

                                                                                  SHAREHOLDERS WITH
                                                                                    PARTICIPATING
                                                                                  STOCK LOWER THAN
                               SHAREHOLDERS WITH                      BANK'S      10% OF THE BANK'S
                                 PARTICIPATING                       OFFICERS     CAPITAL AND WITH
                               STOCK EQUAL TO OR       NON-         AND BOARD     OPERATIONS HIGHER
                                HIGHER THAN 10%    CONSOLIDATED         OF             THAN 5%
                               OF BANK'S CAPITAL    INVESTMENTS   DIRECTORS (1)   TECHNICAL EQUITY
                               -----------------   ------------   -------------   -----------------
BALANCE SHEET
      Investment securities             --             293,073             --                --
      Loans                             --             149,889         18,802                 3
      Customer's acceptances
         and derivatives                --              43,147            306           118,362
      Accounts receivable               --                  --             --           175,095
                                     -----          ----------      ---------        ----------
         TOTAL                       Ps --          Ps 486,109      Ps 19,108        Ps 293,460
                                     =====          ==========      =========        ==========
      Deposits                         157              96,664            996           393,088
      Accounts payable                  --               1,768             --               198
      Bonds                             --               3,310             --            18,960
                                    ------          ----------       --------        ----------
         TOTAL                      Ps 157          Ps 101,742       Ps   996        Ps 412,246
                                    ======          ==========       ========        ==========
TRANSACTIONS
   INCOME
      Dividends received                --               6,403             --                --
      Interest and fees                 --              19,965          1,963                64
      Other                             --                  73            133                --
                                     -----           ---------       --------         ---------
         TOTAL                       Ps --           Ps 26,441       Ps 2,096         Ps     64
                                     =====           =========       ========         =========
   EXPENSES
      Interest                          23               3,459            629            29,667
      Fees                              --                  --            100                --
      Other                             --                  --              3                --
                                     -----           ---------       --------         ---------
         TOTAL                       Ps 23           Ps  3,459       Ps   732         Ps 29,667
                                     =====           =========       ========         =========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(29) PURCHASE OF ASSETS AND LIABILITIES

          As part of its growth strategy, the Bank entered into certain transaction for the purchase and sale of assets and liabilities with the following companies:

          In 2004, the Bank purchased a loan portfolio in local currency from Sufinanciamiento for the amount of Ps926 with a discount of 45% on face value; from Comercia S.A. loan portfolio in local currency for the amount of Ps51,405; and another loan portfolio in local currency from Central de Inversiones S.A. (CISA) for the amount of Ps20,544, with a discount of 10% on face value.

          In 2005, the Bank purchased from Banco Corfinsura International a loan portfolio in foreign currency for the amount of US$7,718, equivalent to Ps18,004 on the actual date of purchase; from the Banco del Estado, a loan portfolio in local currency for the amount of Ps8,612; from Citibank a loan portfolio in local currency for the amount of Ps 483; from Suleasing, a loan portfolio in local currency for the amount of Ps13,657; from CISA a loan portfolio for the amount of Ps770, with a discount of 6% on face value; from Fogafin, a loan portfolio for the amount of Ps42, with a discount of 15% on face value; from Titularizadora Colombiana S.A., a loan portfolio for the amount of Ps16,190, with a discount of 8% on face value; from Comercia S.A., a loan portfolio for the amount of Ps26,453; and from Davivienda and Granbanco Bancafe, a loan portfolio for the amount of Ps30,151.

     SALE OF ASSETS AND LIABILITIES

          In 2004, the Bank sold a loan portfolio in local currency with funds from FINAGRO resources to Leasing del Valle in the amount of Ps148.

          During 2003 and 2004, the Bank made sales of its deteriorated and written-off farming and livestock loan portfolio in the amount of Ps1,079 and Ps 95, respectively, pursuant to an agreement entered into with Finagro in October 2001, as administrator of the National Farming and Livestock Reactivation Program resources within the legal framework set forth in Ministry of Agricultural and Rural Development Decree 967 of 2000. With this value, the total amount of the loans is understood as paid.

          In 2005, the Bank sold a loan portfolio in foreign currency to Bancolombia Panama for the amount of US$38,241 which was equivalent to Ps88,211 on the actual selling date; a loan portfolio in local currency to Comercia S.A for the amount of Ps300, with a discount of 50% on face value; a loan portfolio in local currency to Finagro for the amount of Ps36, with a discount of 62% on face value; a loan portfolio in local currency to Sufinanciamiento, for the amount of Ps8,075,with a discount of 2% on face value; a loan portfolio in local currency to Suleasing for the amount of Ps26,243; and a loan portfolio in local currency to Colcorp for the amount of Ps17,159.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(30) SUBSEQUENT EVENTS

          On March 30, 2006, the arbitration proceedings initiated by Bancolombia against Jaime Gilinski, as debtor, jointly and severally liable with the companies that sold the majority of the shares of the former Banco de Colombia S.A., resulted in an award. Through the arbitration proceedings, Bancolombia sought to gain recognition of various claims that it presented to ensure the effectiveness of the guaranty that was granted with respect to the sold shares, the value of which is now US$30,000. The award orders the defendant to pay Ps63,216 in favor of Bancolombia, including inflation adjustments and interest. The defendant filed an action for cancellation, which has not yet been considered.

          On May 16, 2006, the arbitration proceeding initiated by Mr. Jaime Gilinski against Bancolombia resulted in an award ruling in favor of Bancolombia on the majority of the claims. However, the Tribunal ruled that Bancolombia should pay Ps40,570 to the plaintiffs with respect to their allegations of insufficient capitalization compensated with external borrowings.

          The Arbitration Tribunal denied all the plaintiffs' claims against the senior management and exonerated them from all liability, ordering the plaintiffs to pay the court costs.

          On June 7, 2006, the Bank filed an extraordinary cancellation action before the Superior Tribunal of Bogota pursuant to Articles 163 (7), (8) and (9) of Decree 1818 of 1998, challenging the May 16, 2006 ruling of the Arbitration Tribunal. In the cancellation action, the Bank argued that the ruling contained mathematical mistakes, that the Arbitration Tribunal did not decide issues that were material to the arbitration, that the Arbitration Tribunal instead decided issues that were not material to the arbitration and that the Arbitration Tribunal improperly granted more than the relief requested. In addition, the Bank offered to provide security in accordance with the terms of the third paragraph of Article 331 of the Civil Procedure Code of Colombia in order to stay the award while the cancellation action is pending.

          After hearing a people's action filed by the lawyer Maximiliano Echeverri against the Bank and the Colombian Superintendencies of Banking and Securities (now the Superintendency of Finance), the Contentious Administrative Court of Cundinamarca ruled against the plaintiff's claims on August 10, 2005. On June 7, 2006, the Council of State upheld the original decision against the plaintiff in a judgment on appeal.

          These resolutions were issued after the date when financial statements under Colombian GAAP were approved by General Shareholders' meeting and therefore the Bank did not record neither the asset or the liability associated with them, as of December 31, 2005.

          On May 8, 2006, BC acquired 9,863,685 shares of Comercia S.A., equivalent to 55.61% of its outstanding shares, from Textiles Fabricato Tejicondor S.A. by means of a transaction duly authorized by the Superintendency of Finance. The value paid by the Bank was Ps24,610. We currently expect to acquire an additional participation equivalent to 38.96% of the outstanding shares of Comercia S.A., which are currently held by Patrimonio Autonomo Textiles Fabricato Tejicondor, administered by Santander Investment Trust S.A. No assurance can be given as to the timing of the acquisition of this additional participation.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(31) DIFFERENCES BETWEEN COLOMBIAN ACCOUNTING PRINCIPLES FOR BANKS AND U.S. GAAP

          The Bank's financial statements are prepared in accordance with generally accepted accounting principles and practices prescribed by the Superintendency of Finance and other legal provisions ("Colombian GAAP"). Because these principles and regulations differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"), this note presents a reconciliation of net income and stockholders' equity to U.S. GAAP.

A)   RECONCILIATION OF NET INCOME:

          The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on net income for the years ended December 31, 2003, 2004 and 2005:

                                                                              2003         2004        2005
                                                                           ----------   ---------   ----------
CONSOLIDATED NET INCOME UNDER COLOMBIAN GAAP                               Ps 469,384   Ps578,678   Ps 946,881
   a) Deferred income taxes                                                  (140,555)     49,073      121,025
   b) Employee benefit plans                                                    1,757       1,203       (1,733)
   c) Inflation adjustment                                                         --          --       (4,423)
   d) Revaluation of assets                                                        --          --           --
   e) Allowance for loans, financial leases losses and foreclosed assets       55,908        (159)     115,461
   f) Loan origination fees and costs                                          11,719       7,100        3,277
   g) Interest recognition on non-accrual loans                                   729       1,205        3,976
   h) Deferred charges                                                         31,787       9,422       (1,761)
   i) Investment securities                                                        --       1,111       27,159
   j) Investments in unaffiliated companies                                      (591)       (252)      (4,085)
   k) Investments in affiliates                                                10,168     (29,548)      18,277
   l) Lessor accounting                                                            --          --        1,931
   m) Business combinations
      m.i) Adjustment goodwill                                                (10,314)     (8,504)      (4,719)
      m.ii) Adjustment amortization                                            41,452      22,577       31,819
      m.iii) Business combinations Conavi and Corfinsura                           --          --     (366,044)
   n) Securitization non-performing loans                                          --          --        5,851
   o) Foreign currency translation adjustment                                   2,975      10,220        1,651
   p) Minority interest                                                            --          --       (3,422)
                                                                           ----------   ---------   ----------
   CONSOLIDATED NET INCOME UNDER U.S. GAAP                                 Ps 474,419   Ps642,126   Ps 891,121
                                                                           ----------   ---------   ----------
   NET INCOME FROM CONTINUING OPERATIONS                                   Ps 466,290   Ps621,342   Ps 904,351
   INCOME (LOSS) FROM OPERATIONS AND DISPOSAL OF DISCONTINUED
      OPERATIONS                                                           Ps   8,129   Ps 20,703   Ps (13,230)

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

B)   RECONCILIATION OF STOCKHOLDERS' EQUITY:

          The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on stockholders' equity for the years ended December 31, 2003, 2004 and 2005:

                                                                               2003          2004          2005
                                                                           -----------   -----------   -----------
CONSOLIDATED STOCKHOLDERS' EQUITY UNDER COLOMBIAN GAAP                     Ps1,689,379   Ps2,090,723   Ps3,377,290
   a) Deferred income taxes                                                    (45,234)        6,317       135,904
   b) Employee benefit plans                                                   (27,855)      (36,129)      (70,738)
   c) Inflation adjustment                                                      43,216        43,216        38,793
   d) Revaluation of assets                                                    (30,086)      (42,237)     (110,479)
   e) Allowance for loans, financial leases losses and foreclosed assets       102,362       102,203       217,664
   f) Loan origination fees and costs                                           43,356        50,456        53,733
   g) Interest recognition on non-accrual loans                                    827         2,032         6,008
   h) Deferred charges                                                         (10,697)       (1,275)       (3,036)
   i) Investment securities                                                        (89)           --        14,936
   j) Investments in unaffiliated companies                                     (7,416)       (7,668)      (11,753)
   k) Investments in affiliates                                                 41,848        12,300        30,577
   l) Lessor accounting                                                             --            --         1,931
   m) Business combinations
      m.i)  Adjustment goodwill                                                (31,543)      (40,047)      (44,766)
      m.ii) Adjustment amortization                                             64,818        87,395       119,214
      m.iii) Business combinations Conavi and Corfinsura                            --            --       368,289
   n) Securitization non performing loans                                           --            --         5,851
   o) Foreign currency translation adjustment                                       --            --            --
   p) Minority interest                                                             --            --        (3,422)
                                                                           -----------   -----------   -----------
                                                                               143,507       176,563       748,706
                                                                           -----------   -----------   -----------
CONSOLIDATED STOCKHOLDERS' EQUITY UNDER U.S. GAAP                          Ps1,832,886   Ps2,267,286   Ps4,125,996
                                                                           ===========   ===========   ===========

C)   SUMMARIZED CONSOLIDATED FINANCIAL STATEMENTS UNDER U.S. GAAP:

          The followings are the consolidated financial statements under U.S.GAAP for years ended December 31, 2004 and 2005:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                      CONSOLIDATED CONDENSED BALANCE SHEETS

                                                 2004           2005
                                             ------------   ------------
ASSETS:
Cash and cash equivalents                    Ps 1,249,360   Ps 1,730,022
Investment securities, net                      5,254,843      8,493,463
Loans and financial leases, net                 9,703,064     17,802,410
Accrued interest receivable on loans, net         126,056        207,347
Customers' acceptances and derivatives             43,894        133,420
Accounts receivable, net                          173,875        590,313
Premises and equipment, net                       389,459        707,631
Other assets                                      754,018      1,905,912
                                            -------------  -------------
TOTAL ASSETS                                Ps 17,694,569  Ps 31,570,518
                                            =============  =============
LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits                                       11,862,116     18,329,466
Borrowings                                      1,104,201      3,927,551
Other liabilities                               2,460,966      5,187,505
Shareholders' equity                            2,267,286      4,125,996
                                            -------------  -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  Ps 17,694,569  Ps 31,570,518
                                            =============  =============

                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                                                    2003          2004          2005
                                                -----------   -----------   ------------
Total interest income                          Ps 1,538,028  Ps 1,803,763   Ps 2,972,967
Total interest expense                             (471,899)     (577,442)    (1,198,334)
                                               ------------  ------------   ------------
Net interest income                               1,066,130     1,226,321      1,774,633
Total net provisions                               (125,832)      (66,181)       (14,965)
                                               ------------  ------------   ------------
Net interest income after provision for loans
   and accrued Interest losses                      940,298     1,160,140      1,759,668
Total non interest income                           457,106       633,681      1,141,720
Total non interest expenses                        (739,860)     (979,742)    (1,847,496)
                                                -----------   -----------   ------------
Income before income taxes                          657,544       814,079      1,053,892
Income tax expense                                 (191,254)     (192,656)      (149,541)
                                                -----------   -----------   ------------
Net income before discontinued operations           466,290       621,423        904,351
                                                -----------   -----------   ------------
DISCONTINUED OPERATIONS (1)                           8,129        20,703        (13,230)
NET INCOME                                      Ps  474,419   Ps  642,126   Ps   891,121
                                                ===========   ===========   ============

----------
(1) Correspond to discontinued operations of Abocol, Almacenar and their Subsidiaries.

\
                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                                       2003           2004           2005
                                                   ------------   ------------   ------------
Net income (loss)                                  Ps   474,419   Ps   642,126   Ps   891,121
Adjustments to reconcile net income to net cash
   provided (used) by operating activities           (1,803,773)    (1,663,670)    (8,164,268)
                                                   ------------   ------------   ------------
Net cash provided by operating activities            (1,329,354)    (1,021,544)    (7,273,147)
Net cash used in investing activities                   (54,586)      (520,488)    (3,184,771)
Net cash provided by financing activities             1,979,312      1,344,931     10,938,580
                                                   ------------   ------------   ------------
(Decrease) increase in cash and cash equivalents   Ps   595,372   Ps  (197,101)  Ps   480,662
                                                   ============   ============   ============
Cash and cash equivalents at beginning of year          851,089      1,446,461      1,249,360
                                                   ------------   ------------   ------------
Cash and cash equivalents at end of year           Ps 1,446,461   Ps 1,249,360   Ps 1,730,022
                                                   ============   ============   ============

D)   ANALYSIS OF CHANGES IN STOCKHOLDERS' EQUITY:

          The following summarizes the changes in stockholders' equity under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005:

                                       2003           2004          2005
                                    -----------   -----------   -----------
Balance at beginning of year        Ps1,413,445   Ps1,832,886   Ps2,267,286
Shares issued at market value (1)            --            --     1,164,218
Net income                              474,419       642,126       891,121
Dividends declared                      (76,124)     (156,861)     (216,838)
Other comprehensive income (loss)       (18,765)       (8,469)      (19,148)
Other (2)                                39,911       (42,396)       39,357
                                   ------------  ------------  ------------
Balance at end of year             Ps 1,832,886  Ps 2,267,286  Ps 4,125,996
                                   ============  ============  ============

----------
(1) The line shares issued for Ps 236,212 in the Consolidated Statement of Stockholder's Equity under Colombian GAAP, reflects the par value of shares, the line shares issued for Ps 1,164,218 in this table reflects the fair market value of shares issued under U.S. GAAP.

(2) Correspond to the Subsidiaries' retained earnings that are not eliminated in the consolidation process.

E)   STATEMENT OF COMPREHENSIVE INCOME (LOSS):

                                                                2003         2004         2005
                                                             ----------   ----------   ---------
Net Income                                                   Ps474,419    Ps642,126    Ps891,121
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments                        (2,975)     (10,220)      (1,651)
Unrealized gain or (loss) on securities available for sale     (13,196)       7,716        2,106
Additional minimum pension liability
   offset to shareholder's equity                               (2,594)      (5,965)     (19,603)
                                                             ---------    ---------    ---------
Other comprehensive income (loss)                              (18,765)      (8,469)     (19,148)
                                                            ----------   ----------   ----------
Comprehensive income                                        Ps 455,654   Ps 633,657   Ps 871,973
                                                            ==========   ==========   ==========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)



OTHER COMPREHENSIVE INCOME (LOSS)      2003

                                          BEFORE-TAX   (TAX EXPENSE)   NET-OF-TAX
                                            AMOUNT       OR BENEFIT      AMOUNT
                                          ----------   -------------   ----------
Unrealized gain or (loss) on securities
   available for sale                    Ps (20,947)     Ps 7,751     Ps (13,196)
Additional minimum pension liability         (4,064)        1,470         (2,594)
Foreign currency translation adjustment      (2,975)           --         (2,975)
                                         -----------     --------     -----------
Other comprehensive income (loss)        Ps (27,986)     Ps 9,221     Ps (18,765)
                                         ===========     ========     ===========

                                      2004

                                          BEFORE-TAX   (TAX EXPENSE)   NET-OF-TAX
                                            AMOUNT       OR BENEFIT      AMOUNT
                                          ----------   -------------   ----------
Unrealized gain or (loss) on securities
   available for sale                     Ps  8,750      Ps(1,034)     Ps  7,716
Additional minimum pension liability         (9,477)        3,512         (5,965)
Foreign currency translation adjustment     (10,220)           --        (10,220)
                                         -----------     --------     -----------
Other comprehensive income (loss)        Ps (10,947)     Ps 2,478      Ps (8,469)
                                         ===========     ========     ===========

                                      2005

                                          BEFORE-TAX   (TAX EXPENSE)   NET-OF-TAX
                                            AMOUNT       OR BENEFIT      AMOUNT
                                          ----------   -------------   ----------
Unrealized gain or (loss) on securities
   available for sale                    Ps   6,816     Ps (4,710)    Ps   2,106
Additional minimum pension liability        (32,876)       13,272        (19,603)
Foreign currency translation adjustment      (1,651)           --         (1,651)
                                         -----------     --------     -----------
Other comprehensive income (loss)        Ps (27,711)     Ps 8,562     Ps (19,148)
                                         ===========     ========     ===========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     ACCUMULATED OTHER COMPREHENSIVE INCOME

                         ADDITIONAL     FOREIGN       UNREALIZED      ACCUMULATED
                           MINIMUM      CURRENCY    GAINS (LOSSES)       OTHER
                           PENSION    TRANSLATION         ON         COMPREHENSIVE
                          LIABILITY    ADJUSTMENT     SECURITIES         INCOME
                         ----------   -----------   --------------   -------------
Beginning balance 2003   Ps (1,760)    Ps  4,534       Ps 71,865       Ps 74,639
Current-period change       (2,594)       (2,975)        (13,196)        (18,765)
                         ---------     ---------       ---------       ---------
Ending balance 2003         (4,354)        1,559          58,669          55,874
                         =========     =========       =========       =========
Beginning balance 2004      (4,354)        1,559          58,669          55,874
Current-period change       (5,965)      (10,220)          7,716          (8,469)
                         ---------     ---------       ---------       ---------
Ending balance 2004        (10,319)       (8,661)         66,385          47,405
                         =========     =========       =========       =========
Beginning balance 2005     (10,319)       (8,661)         66,385          47,405
Current-period change      (19,603)       (1,651)          2,106         (19,148)
                         ---------     ---------       ---------       ---------
Ending balance 2005      Ps(29,922)    Ps(10,312)      Ps 68,491       Ps 28,257
                         =========     =========       =========       =========

SUMMARY OF SIGNIFICANT DIFFERENCES AND REQUIRED U.S. GAAP DISCLOSURES

A)   DEFERRED INCOME TAXES:

          Under Colombian GAAP, deferred income taxes are generally recognized for timing differences (not temporary differences as in SFAS No. 109) for commercial and manufacturing subsidiaries. For financial companies, the Superintendency of Finance has restricted inclusion of timing differences related to the amortization of fiscal losses and the excess of presumed income over ordinary income as a deferred tax asset.

          Under U.S. GAAP, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized.

          Income tax expense under U.S. GAAP is comprised of the following components for the years ended at December 31, 2003, 2004 and 2005:

                                           2003        2004        2005
                                        ---------   ---------   ---------
Current income tax expense              Ps 62,391   Ps237,620   Ps178,992
Deferred income tax (benefit) expense     140,799     (47,883)    (22,502)
                                        ---------   ---------   ---------
   TOTAL                                Ps203,190   Ps189,737   Ps156,490
                                        =========   =========   =========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2004 and 2005 were as follows:

                                                       2004        2005
                                                    ---------   ---------
   DEFERRED TAX ASSETS AND LIABILITIES
DEFERRED TAX ASSETS:
   Accrual of employee benefits                     Ps 13,410   Ps 26,194
   Allowance for loan losses                               --      23,155
   Fixed assets                                        67,321     138,213
   Tax losses                                          36,357      43,496
   Forward, future and swaps effect                     8,362          --
   Allowance for foreclosed assets                     27,863       7,407
   Fiduciary assets                                     5,671          --
   Accrued expenses                                    17,110      15,336
   Business combination                                    --      50,503
   Other                                               18,248      29,462
                                                    ---------   ---------
      Total gross deferred tax assets                 194,342     333,766
      Less valuation allowance                         (5,330)     (4,440)
                                                    ---------   ---------
         NET DEFERRED TAX ASSET                     Ps189,012   Ps329,326
                                                    ---------   ---------
DEFERRED TAX LIABILITIES:
   Unrealized gain on investment securities         Ps 35,943   Ps 40,653
   Allowance for loan losses                            3,677          --
   Loan origination fees and cost                      18,707      17,766
   Forward, future and swaps effect                        --      26,862
   Intangible assets                                   26,819      80,382
   Inflation adjustments                               48,637      68,403
   Goodwill recognition                                33,012          --
   Excess of accrued income over valuation income       8,924      48,833
   Fair value of financial instruments                     --       5,674
   Other                                                7,848       4,244
                                                    ---------   ---------
      TOTAL DEFERRED LIABILITIES                      183,567     292,817
                                                    ---------   ---------
         NET DEFERRED ASSET (LIABILITY)             Ps  5,445   Ps 36,509
                                                    =========   =========

          The valuation allowance for deferred tax assets as of December 31, 2004 and 2005 was Ps 5,330 and Ps 4,440, respectively. The net change in the total valuation allowance for the year ended December 31, 2004 was a decrease of Ps 78,254 and for the year ended December 31, 2005 was a decrease of Ps 890. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

          The 37% income tax nominal rate for years 2003, 2004 and 2005 differs from 30%, 23% and 14.94% effective rate for years 2003, 2004 and 2005, due to the following:

                                             2003         2004         2005
                                          ----------   ---------   -----------
Income before tax U.S. GAAP               Ps 677,609   Ps831,863   Ps1,047,611
                                          ----------   ---------   -----------
37% tax                                      250,716     307,789       387,616
Non-deductible items / provisions             26,946      15,433        48,225
Non-taxable income(1)                        (63,295)    (26,507)     (164,457)
Excess of accrued income over
   valuation income                          (18,690)     (7,735)      (52,793)
Amortization of excess of presumed
   income over ordinary income              (110,326)     (3,420)      (30,393)
Others                                        95,511     (17,569)      (30,818)
                                          ----------   ---------   -----------
Increase (decrease) valuation allowance       22,328     (78,254)         (890)
                                          ----------   ---------   -----------
Income tax                                Ps 203,190   Ps189,737   Ps  156,490
                                          ==========   =========   ===========

----------
(1) For 2005, includes Off Shore subsidiaries's income tax, dividend income tax, gain on sales of stocks tax, interest income over mortgage securities tax, interest income on VIS housing loans tax and recoveries of deductible items tax.

          As of December 31, 2005, the Bank had the intention of capitalize the results from its off-shore Subsidiaries. Accordingly, no deferred income tax liability was recorded for the undistributed profits of Bancolombia Panama and its subsidiaries. The undistributed profits in such Subsidiaries is Ps 318,338 at December 31, 2005.

B)   EMPLOYEE BENEFIT PLANS:

          U.S. GAAP requires the recognition of pension cost based on actuarial computations under a prescribed methodology which differs from that used under Colombian GAAP. For purposes of the U.S. GAAP reconciliation, the transition obligation calculated at the date the Bank adopted SFAS 87 is being amortized from January 1, 1989, for a period of 18 years for the pension plan and 27 years for the severance plan.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     Pension Plan

          In 1967, the Social Security Institute assumed the pension obligation for the majority of the Bank's employees; however, employees who had more than ten years of service prior to that date, continue to participate in the Bank's noncontributory unfounded defined benefit pension plan. Under this plan, benefits are based on length of service and level of compensation. As of December 31, 2005, there were 1,023 participants covered by the Plan.

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

          As of December 31, 2005 there were 1,855 participants remaining in the original severance plan.

          Until December 31, 2004 the determination of pension plan and severance obligation included employees from Bancolombia S.A. (the parent company), Almacenar S.A. and Abocol S.A.. As a result of the sale of Abocol S.A. dated December 29, 2005, 55 Abocol's employees who participated in the pension plan and 3 employees who participated in Severance plan were not included in the calculation. Bancolombia does not maintain any pension or severance obligation with Abocol's employees after the sale.

          Conavi and Corfinsura did not have a defined benefit plan to its employees and their employees are not entitled to join Bancolombia's defined benefit plan.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     DISCLOSURE AND CALCULATION OF DIFFERENCES UNDER U.S. GAAP

          The combined costs for the above mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2003, 2004 and 2005 are summarized below:

                                                      2003         2004         2005
                                                   ----------   ----------   ----------
CHANGE IN BENEFIT OBLIGATION
Unfunded benefit obligation at beginning of year   Ps 107,257   Ps 113,715   Ps 127,629
Service cost                                            1,557        1,543        1,604
Interest cost                                          25,616       25,624       27,504
Actuarial gain (loss)                                  (1,025)       7,763        4,028
Effect of curtailments/settlements (*)                                           (4,545)
Benefits paid                                         (19,690)     (21,016)     (22,722)
                                                   ----------   ----------   ----------
Unfunded benefit obligation at end of year         Ps 113,715   Ps 127,629   Ps 133,498
                                                   ==========   ==========   ==========
Funded status                                        (113,715)    (127,629)    (133,498)
Unrecognized net transition loss                        6,541        5,493        4,388
Unrecognized net actuarial loss (gain)                 (4,872)       2,809        4,997
Unrecognized prior service cost                           860          716          559
                                                   ----------   ----------   ----------
Accrued benefit cost under U.S.GAAP                  (111,186)    (118,611)    (123,554)
                                                   ==========   ==========   ==========
Accrued benefit cost under Colombian GAAP             (90,103)     (98,731)    (101,941)
                                                   ----------   ----------   ----------
Difference to be recognized under U.S. GAAP           (21,083)     (19,880)     (21,613)
                                                   ----------   ----------   ----------
Additional minimum pension liability
      offset to Stockholders' equity                   (6,772)     (16,249)     (49,125)
                                                   ----------   ----------   ----------
      TOTAL DIFFERENCE TO BE RECOGNIZED UNDER
         U.S. GAAP STOCKHOLDERS' EQUITY            Ps (27,855)  Ps (36,129)  Ps (70,738)
                                                   ==========   ==========   ==========

----------
(*)  The effect of curtailment/settlement is related to the sale of Abocol S.A.

          The economic assumptions adopted are shown below in nominal terms. Those assumptions used in determining the actuarial presents value of pension obligation and the projected pension obligations for the plan years were as follows.

                                    2003    2004   2005
                                   -----   -----   ----
Discount rate                      13.94%  13.40%  8.68%
Rate of compensation increases      7.61%   7.10%  6.33%
Rate of pension increases           5.50%      5%  4.50%
                                   =====   =====   ====

          The economic assumptions used in the determination of pension obligation under U.S. GAAP differ from those used under Colombian GAAP because these are established annually by the Colombian law.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                    2003       2004        2005
                                                  --------   --------   ---------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                      Ps 1,557   Ps 1,543   Ps  1,604
Interest cost                                       25,616     25,624      27,504
Amortization of prior service                          143        143         143
Amortization of unrecognized net transition
   obligation                                        1,047      1,048       1,048
Amortization of actuarial unrecognized net gain
   (loss)                                                5         82         562
                                                  --------   --------   ---------
Net periodic pension cost under U.S. GAAP           28,368     28,440      30,861
Net periodic pension cost under Colombian
   GAAP, net                                        30,125     29,643      29,128
                                                  --------   --------   ---------
Difference to be recognized under U.S. GAAP       Ps 1,757   Ps 1,203   Ps(1,733)
                                                  ========   ========   =========

     Estimated Future Benefit Payments

          The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                     PENSION     OTHER
                    BENEFITS   BENEFITS
                    --------   --------
2006                 11,962     10,484
2007                 11,037      7,235
2008                 10,582      8,690
2009                 10,461     10,487
2010                 10,540      9,471
Years 2011 - 2015    52,207     88,416
                    ========   ========

C)   INFLATION ADJUSTMENT

          Since January 1, 1992, and up to December 31, 2000, the consolidated financial statements were adjusted for inflation based on the variation in the CPI for middle income-earners. The adjustment was applied monthly to non-monetary assets, equity (except for the revaluation surplus and exchange adjustment), contingent accounts and memorandum accounts. No adjustment was made to income, costs and expenses, and the financial statements for the preceding period did not have to be re-measured.

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

D)   REVALUATION OF ASSETS

          In accordance with Colombian GAAP, reappraisals of a portion of the Bank's premises and equipment, equity investments and other non-monetary assets are made periodically and recorded in offsetting accounts which are shown under the asset caption "reappraisal of assets" and the stockholders' equity caption "Surplus from reappraisals of assets". The last valuation was in December 2005. Under U.S. GAAP, reappraisals of assets are not permitted.

E)   ALLOWANCE FOR LOAN LOSSES

          The methodology for evaluating loans under Colombian GAAP, as discussed in Note 2 (j), is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentage estimates, established by the Superintendency of Finance. Under both Colombian GAAP and U.S. GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to operations.

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

          In the corporate portfolio, large-balances, non-homogeneous exposures representing significant individual credit exposures are evaluated based upon the borrower's overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for individual larger-balance, non-homogeneous loans deemed impaired. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan's contractual effective rate, the secondary market value of the loan and the fair value of collateral. The allowance for loan losses attributed to the remaining portfolio is established via a process that estimates the probable loss inherent in the portfolio based upon various statistical analysis. These analysis consider historical and projected default rates and loss severities; internal risk rating, industry, and other environmental factors. The Bank also considers overall portfolio indicators including trends in internally risk-rated exposures, classified exposures, cash-basis loans, historical and forecasted write-offs, and a review of industry, and portfolio concentrations, including current developments within those segments. In addition, the Bank considers the current business strategy and credit process, including credit limit setting and compliance, credit approvals, loan underwriting criteria, and loan workout procedures.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          Each portfolio of small-balances, homogeneous loans, including consumer revolving credit, credit cards, and most other consumer loans, is collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent in the portfolio, based upon various statistical analysis. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with analysis that reflect current trends and conditions. The Bank also considers overall portfolio indicators including historical credit losses, delinquent, non-performing and classified loans, and trends in volumes and terms of loans; an evaluation of overall credit quality and the credit process, including lending policies and procedures; and economic, geographical, product and other environmental factors.

          In general, commercial loans, which are 91 or more days past due and consumer loans, small business loans, and mortgage loans which are 61 or more days past due, together with certain other loans identified by management, are deemed to be impaired.

          The following summarizes the allowance for loan and financial lease losses under Colombian GAAP and U.S. GAAP at December 31, 2003, 2004 and 2005:

                                                                2003        2004        2005
                                                             ---------   ---------   ----------
ALLOWANCE FOR LOANS, FINANCIAL LEASE LOSSES AND FORECLOSED
   ASSETS UNDER COLOMBIAN GAAP
Allowance for loans and financial lease losses               Ps400,838   Ps434,378   Ps705,882
Allowance for accrued interest and other receivable              5,597       4,729      10,358
Allowance for foreclosed assets                                135,121     140,865     205,182
                                                             ---------   ---------   ---------
                                                             Ps541,556   Ps579,972   Ps921,422
                                                             ---------   ---------   ---------
ALLOWANCE FOR LOAN LOSSES UNDER U.S. GAAP
Allowance for loans, financial lease, accrued interest
   losses and other related receivable
                                                               363,068     393,138     552,364
Allowance for foreclosed assets                                 76,126      84,631     151,394
                                                             ---------   ---------   ---------
                                                             Ps439,194   Ps477,769   Ps703,758
DIFFERENCE TO BE RECOGNIZED AS AN ADJUSTMENT TO
   COLOMBIAN GAAP STOCKHOLDERS' EQUITY
                                                             Ps102,362   Ps102,203   Ps217,664
                                                             =========   =========   =========

          An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP during the year ended December 31, 2004 and 2005 is as follows:

                                                2004         2005
                                             ----------   ----------
Provision at the beginning of the period        363,068      393,138
Currency Translation and other adjustments      (12,751)      (3,955)
Charge-offs                                     (55,032)    (115,455)
Recoveries                                      (78,584)    (207,896)
Charged to profit and loss account              176,437      486,532
                                             ----------   ----------

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                2004         2005
                                             ----------   ----------
Provision at the end of the period (1)          393,138      552,364
                                             ==========   ==========
Gross Loans and financial leases             10,035,239   18,626,252
Closing customers provisions as a
   percentage of gross loans                       3.92%        2.97%
Customers charges against profits as
   percentage of gross loans                       1.76%        2.61%

----------
(1)  Includes financial leases.

          At December 31, 2003, 2004, and 2005, the carrying value of loans considered to be impaired, under SFAS No. 114 (not including restructured loans) was approximately Ps 329,864, Ps 118,710 and Ps 211,423, respectively, and the related allowance for loan losses on those impaired loans totaled Ps 153,089, Ps 22,243 and Ps 92,611, respectively.

          For the years ended December 31, 2003, 2004 and 2005, the Bank recognized interest income of approximately Ps 5,586, Ps 6,653 and Ps 10,918 respectively, on such impaired loans.

          The total amount of loans evaluated under a methodology different than SFAS 114 and SFAS 15 methodology was Ps 18,042,686.

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

G) INTEREST RECOGNITION - NON-ACCRUAL LOANS

          For Colombian GAAP purposes, interest income is not accrued on (i) commercial loans that are more than 90 days past due, and (ii) consumer loans that are more than 60 days past due. From January 1, 2005, the Superintendency of Finance (before Superintendency of Banking) established that, interest income is not accrued on (i) small business loans that are more than 30 days past due, and (ii) mortgage loans that are more than 60 days past due.

          Once a loan is non-performing, an allowance is established for 100% of the accrued interest receivable and the Bank ceases to recognize interest income on that loan. The Bank recognizes interest income on a cash basis non-accrual loans.

          Since March 25, 2003, the Bank established that commercial, consumer and small business loans that are past due more than thirty days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until such time that the customer does not proceed to cancel.

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

          Additionally, for the year 2005, interest income on past due mortgage loans between 61 and 90 days past due, was accounted as accrued interest.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

H) DEFERRED CHARGES

          The Bank and its Subsidiaries have deferred certain pre-operating expenses and other deferred charges, which are expensed as incurred under U.S. GAAP.

I) INVESTMENT SECURITIES

          In September 2002, the Superintendency of Banking (now Superintendency of Finance) issued External Circular 033, which changed the classification of investment securities as "trading", "held to maturity", and "available for sale". According to this norm, an investment will be classified as "trading" when the Bank acquires it for the purpose of selling it in the near term, as "held to maturity" when the Bank has the intention and ability to hold it to maturity, and as "available for sale" when the investment is not classified as trading or held to maturity.

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

     FOREIGN EXCHANGE GAINS AND LOSSES ON SECURITIES AVAILABLE FOR SALE

          Under Colombian GAAP, movements resulting from changes in foreign currency exchange rates are reflected in consolidated statements of operations. Under U.S. GAAP, EITF 96-15, Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities, the change in value of available for sale debt securities as a result of changes in foreign currency exchange rates is reflected in shareholders' equity.

          As of December 31, 2004 and 2005, the Bank's portfolio was classified as "trading", "held to maturity" and "available for sale".

          The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as held-to-maturity and available for sale under U.S. GAAP are shown below:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)


                                                                       GROSS        GROSS
                                                                     UNREALIZED   UNREALIZED       COST
                                                        FAIR VALUE      GAINS       LOSSES        BASIS
                                                       -----------   ----------   ----------   -----------
AVAILABLE FOR SALE - DEBT SECURITIES
DECEMBER 31, 2004
Securities issued or secured by Colombian government   Ps1,569,148    Ps67,258      Ps  385    Ps1,502,275
Securities issued or secured by government entities         19,060          34           --         19,026
Securities issued or secured by financial entities         190,261       3,130        5,506        192,637
Other investments                                          165,216         466          647        165,397
                                                       -----------    --------      -------    -----------
                                                       Ps1,943,685    Ps70,888      Ps6,538    Ps1,879,335
                                                       ===========    ========      =======    ===========

                                                                       GROSS        GROSS
                                                                     UNREALIZED   UNREALIZED       COST
                                                        FAIR VALUE      GAINS       LOSSES        BASIS
                                                       -----------   ----------   ----------   -----------
AVAILABLE FOR SALE - DEBT SECURITIES
DECEMBER 31, 2005
Securities issued or secured by Colombian government   Ps1,393,881    Ps60,540      Ps  868    Ps1,334,209
Securities issued or secured by government entities          3,431         256           --          3,175
Securities issued or secured by financial entities         106,242         646        2,164        107,760
Other investments                                          339,002       1,776        2,713        339,939
                                                       -----------    --------      -------    -----------
                                                       Ps1,842,556    Ps63,218      Ps5,745    Ps1,785,083
                                                       ===========    ========      =======    ===========


                                                                       GROSS        GROSS
                                                                     UNREALIZED   UNREALIZED       COST
                                                        FAIR VALUE      GAINS       LOSSES        BASIS
                                                       -----------   ----------   ----------   -----------
HELD TO MATURITY
DECEMBER 31, 2004
Securities issued or secured by Colombian government    Ps590,444     Ps17,115     Ps87,441     Ps660,770
Securities issued or secured by financial entities         20,728          235        2,085        22,578
Other investments                                          48,212          246        2,037        50,003
                                                        ---------     --------     --------     ---------
                                                        Ps659,384     Ps17,596     Ps91,563     Ps733,351
                                                        =========     ========     ========     =========


                                                                       GROSS        GROSS
                                                                     UNREALIZED   UNREALIZED       COST
                                                        FAIR VALUE      GAINS       LOSSES        BASIS
                                                       -----------   ----------   ----------   -----------
HELD TO MATURITY
DECEMBER 31, 2005
Securities issued or secured by Colombian government    Ps817,008     Ps 9,251     Ps100,798   Ps  908,555
Securities issued or secured by financial entities         47,768          629         1,271        48,410
Other investments                                          61,156        1,290         4,548        64,414
                                                        ---------     --------     ---------   -----------
                                                        Ps925,932     Ps11,170     Ps106,617   Ps1,021,379
                                                        =========     ========     =========   ===========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)


                                                                       GROSS        GROSS
                                                                     UNREALIZED   UNREALIZED       COST
                                                        FAIR VALUE      GAINS       LOSSES        BASIS
                                                       -----------   ----------   ----------   -----------
AVAILABLE FOR SALE - EQUITY SECURITIES
DECEMBER 31, 2004
Corfinsura                                               Ps55,749     Ps38,748        Ps--       Ps17,001
                                                         --------     --------        ----       --------
                                                         Ps55,749     Ps38,748        Ps--       Ps17,001
                                                         ========     ========        ====       ========


                                                                       GROSS        GROSS
                                                                     UNREALIZED   UNREALIZED       COST
                                                        FAIR VALUE      GAINS       LOSSES        BASIS
                                                       -----------   ----------   ----------   -----------
AVAILABLE FOR SALE - EQUITY SECURITIES
DECEMBER 31, 2005
Compania Suramericana de Inversiones S.A
   Surainversiones                                       Ps64,672     Ps64,665        Ps--         Ps7
                                                         --------     --------        ----         ---
                                                         Ps64,672     Ps64,665        Ps--         Ps7
                                                         ========     ========        ====         ===

    The scheduled maturities of debt securities at December 31, 2005 were as follows:

                                       HELD TO MATURITY          AVAILABLE FOR SALE
                                   -----------------------   -------------------------
                                    AMORTIZED       FAIR      AMORTIZED        FAIR
                                       COST        VALUE         COST         VALUE
                                   -----------   ---------   -----------   -----------
Due in one year or less            Ps   49,024   Ps 49,111   Ps  132,393   Ps  132,496
Due from one year to five years        585,142     590,530     1,475,492     1,523,357
Due from five years to ten years       387,070     286,184       172,646       181,892
Due more ten years                         143         107         4,552         4,811
                                   -----------   ---------   -----------   -----------
   TOTAL                           Ps1,021,379   Ps925,932   Ps1,785,083   Ps1,842,556
                                   ===========   =========   ===========   ===========

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     UNREALIZED LOSSES DISCLOSURE

          Investments that have been in continuous unrealized loss position for less than 12 months are:

                                                                      GROSS
                                                                    UNREALIZED      COST
                                                       FAIR VALUE     LOSSES       BASIS
                                                       ----------   ----------   ---------
AVAILABLE FOR SALE
DECEMBER 31, 2005
Securities issued or secured by Colombian government    Ps246,622    Ps  868     Ps247,490
Securities issued or secured by financial entities         19,777         47        19,824
Other investments                                          86,754      2,513        89,267
                                                        ---------    -------     ---------
   TOTAL                                                Ps353,153    Ps3,428     Ps356,581
                                                        =========    =======     =========

                                                                      GROSS
                                                                    UNREALIZED      COST
                                                       FAIR VALUE     LOSSES       BASIS
                                                       ----------   ----------   ---------
HELD TO MATURITY
DECEMBER 31, 2005
Securities issued or secured by Colombian government    Ps 94,968    Ps31,077    Ps126,045
Securities issued or secured by financial entities         22,362         127       22,489
Other investments                                          10,683       4,544       15,227
                                                        ---------    --------    ---------
   TOTAL                                                Ps128,013    Ps35,748    Ps163,761
                                                        =========    ========    =========

          Investments that have been in continuous unrealized loss position for 12 months or longer are:

                                                                      GROSS
                                                                    UNREALIZED     COST
                                                       FAIR VALUE     LOSSES      BASIS
                                                       ----------   ----------   --------
IMPAIRMENT AVAILABLE FOR SALE
DECEMBER 31, 2005
Securities issued or secured by financial entities      Ps17,976      Ps2,117    Ps20,093
Other investments                                         40,786          200      40,986
                                                        --------      -------    --------
   TOTAL                                                Ps58,762      Ps2,317    Ps61,079
                                                        ========      =======    ========

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                      GROSS
                                                                    UNREALIZED     COST
                                                       FAIR VALUE     LOSSES      BASIS
                                                       ----------   ----------   --------
IMPAIRMENT HELD TO MATURITY
DECEMBER 31, 2005
Securities issued or secured by Colombian government    Ps228,802    Ps69,721    Ps298,523
Securities issued or secured by financial entities          8,848       1,144        9,992
Other investments                                           5,453           4        5,457
                                                        ---------    --------    ---------
   TOTAL                                                Ps243,103    Ps70,869    Ps313,972
                                                        =========    ========    =========

          SECURITIES ISSUED OR SECURED BY COLOMBIAN GOVERNMENT: The unrealized losses on this category are related to mandatory investments issued by the Ministry of Finance. The unrealized losses were caused by interest rate increases. Because the Bank has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2005.

          As of December 31, 2005, 322 investment securities presented gross unrealized losses.

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

          The amount of unrealized holding gain or loss on trading securities included in earnings during 2004 and 2005 was Ps266,428 and Ps476,139, respectively.

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

J) INVESTMENT IN UNAFFILIATED COMPANIES. HIGH AND MEDIUM VOLUME QUOTATION INVESTMENT SECURITIES CLASSIFIED AS "AVAILABLE FOR SALE" UNDER COLOMBIAN GAAP

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

L)   LESSOR ACCOUNTING

          The Bank's Subsidiaries, Bancolombia Panama S.A., Sufinanciamiento S.A., Suleasing Internacional, Surenting S.A., Banco Corfinsura Internacional and Leasing Colombia S.A., lease certain assets to third parties under non-cancelable lease arrangements. These lease arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures (with terms between three and five years).

          Under Colombian GAAP, for financial entities, leases are classified into financial leases and operating leases. Since January 1, 2004, goods given in financial lease to third parties with a purchase option are recorded in the loan portfolio. Goods given in operating lease are recorded as property, plant and equipment. For both types of leasing, the initial record must represent the value to be financed of the good given in leasing (that is, the acquisition or construction cost) and the value of the improvement and expenses that can be capitalized, which represent a greater value of the lease operation to be financed.

          Under U.S. GAAP, a net investment in direct financing leases would be established in an account representing the present value of the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor.

          Surenting applied a specific provision of Colombian GAAP for leases. Under this regulation, leases are classified as operating leases, even if the contracts were signed with a purchase option. Under U.S. GAAP some of their contracts classified as financial leasing after applying the criteria for classifying leases established in SFAS 13.

     Disclosure lessor accounting

          The following lists the components of the net investment in direct financial leases as of December 31, 2004 and 2005:

                                                   2004          2005
                                               -----------   -----------
Total minimum lease payments to be received    Ps1,091,505   Ps3,033,438
Estimated residual values of leased property        55,937       174,866
Less: Unearned income                             (285,896)     (721,848)
                                               -----------   -----------
Net investment in direct financial leases      Ps  861,546   Ps2,486,456
                                               ===========   ===========

          The following schedule shows the future minimum lease payments to be received on direct financial leases for each of the next five years and thereafter.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

YEAR ENDED DECEMBER 31,
2006                                                 Ps  681,431
2007                                                     674,681
2008                                                     675,241
2009                                                     348,211
2010                                                     300,525
Later years, through 2011                                353,349
                                                     -----------
TOTAL MINIMUM FUTURE LEASE PAYMENTS TO BE RECEIVED   Ps3,033,438
                                                     ===========

          The following schedule shows the future minimum lease payments to be received on direct operating leases for each of the next five years and thereafter.

YEAR ENDED DECEMBER 31,
2006                                                 Ps 59,402
2007                                                    47,138
2008                                                    28,506
2009                                                    11,278
2010                                                     4,780
Later years, through 2011                                   --
                                                     ---------
TOTAL MINIMUM FUTURE LEASE PAYMENTS TO BE RECEIVED   Ps151,104
                                                     =========

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          Conavi and Corfinsura acquisition was accounted for using the pooling of interests method under Colombian GAAP, in accordance with the methodology suggested by the Superintendency of Finance.

          Sufinanciamiento acquisition

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

                                              FAIR VALUE OF ASSETS ACQUIRED AND
                                             LIABILITIES ASSUMED UNDER U.S. GAAP
                                                    FROM SUFINANCIAMIENTO
                                                   AS OF DECEMBER 31, 2003
                                             -----------------------------------
TOTAL PURCHASE PRICE, NET OF CASH ACQUIRED                Ps 63,622
                                                          ---------
Assets acquired                                             304,256
Premises and equipment, net                                   7,358
Liabilities assumed                                         269,268
                                                          ---------
NET ASSETS ACQUIRED                                       Ps 42,346
                                                          =========
EXCESS OF COST OVER THE FAIR VALUE OF
   ACQUIRED NET ASSETS                                       21,276
INTANGIBLE ASSET                                              1,562
                                                          ---------
GOODWILL                                                  Ps 19,714
                                                          =========

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

          Conavi and Corfinsura acquisition

          On July 30, 2005, Bancolombia acquired 71.18 percent and 95.39 percent of the outstanding common shares of Conavi and Corfinsura respectively. For purposes of U.S. GAAP, the results of Conavi and Corfinsura's operations have been included in the consolidated financial statements since that date.

          Conavi and Corfinsura were leading financial institutions in the Colombian market. Conavi, a bank devoted to raising resources from individuals through savings accounts and to mortgage banking. Conavi was the country's leader in mortgage lending with a market share of 19.3% as of the date of the Merger, according to the Superintendency of Finance.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          Corfinsura was the largest financial corporation in Colombia as of the date of the Merger with a market share in net loans of 55.9%, according to the Superintendency of Finance. Known for its expertise in handling large and mid-sized corporate credit and financial services through close customer relationships, Corfinsura also has a highly respected investment bank, as well as a modern and diversified treasury department, focused on strucured products. As of December 31, 2004, Corfinsura's consolidated total asset value amounted to Ps6,396 billion.

          At the time of the Merger Corfinsura (after the spin-off) was the holding company of Banco Corfinsura Internacional Inc. a Bank domiciled in Puerto Rico, as well as other important financial institutions in Colombia, such as Suvalor S.A. Comisionista de Bolsa, Colombia's leading security brokerage firm, Suleasing S.A., one of the two leading leasing companies in the country (together with Leasing Colombia S.A., Bancolombia's Subsidiary) as of the date of the Merger, which was in turn the holding company of leasing companies domiciled in Panama and Florida, United States; Surenting S.A., the leading fleet renting in Colombia at the time of the Merger and Fiduciaria Corfinsura S.A., a fiduciary trust company.

          With this Merger, the Bank has become the most important financial institution in Colombia and one of the largest in Latin America, obtaining significant advantages such as reducing operating costs in the mid term, greater risk diversification by lessening the degree of concentration of such and providing an integrated portfolio of services, among others. Furthermore, overall equity has been extended with this Merger, allowing in turn for the financing of larger scale projects, contrary to those that each of our individual companies was able to finance in the past.

          The aggregate purchase price, net of cash was Ps 1,133,728, paid in through the issuance of common and preferred shares in exchange for Corfinsura and Conavi's shares. The value of the 111,444,976 common shares and the 39,686,634 preferred shares issued was determined based on the average market price of Bancolombia's common and preferred shares over the 2-day period before and after the terms of the acquisition were agreed to and ann The aggregate purchase price includes merger expenses of Ps 10,524.

          For Colombian GAAP purposes the results of operations of the acquired entities were included in the consolidated statements of operations of the combined entity since January 1, 2005.

          In the acquisition agreement for the Merger there are not specified contingent payments, options, or commitments.

          The following tables summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Bancolombia is in the process of obtaining third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                              FAIR VALUE OF ASSETS
                                                            ACQUIRED AND LIABILITIES
                                                             ASSUMED UNDER U.S. GAAP
                                                                   FROM CONAVI
                                                               AS OF JULY 31, 2005
                                                            ------------------------
TOTAL PURCHASE PRICE, NET OF CASH ACQUIRED                         Ps  316,864
                                                                   -----------
Assets acquired                                                      2,921,925
Premises and equipment, net                                            209,535
Liabilities assumed                                                  3,006,974
                                                                   -----------
NET ASSETS ACQUIRED                                                Ps  124,486
                                                                   ===========
Excess of cost over the fair value of acquired net assets              192,378

Intangible Asset                                                       122,269
                                                                   -----------
GOODWILL                                                           Ps   70,109
                                                                   ===========

                                                              FAIR VALUE OF ASSETS
                                                            ACQUIRED AND LIABILITIES
                                                             ASSUMED UNDER U.S. GAAP
                                                                 FROM CORFINSURA
                                                               AS OF JULY 31, 2005
                                                            ------------------------
TOTAL PURCHASE PRICE, NET OF CASH ACQUIRED                         Ps  816,864
                                                                   -----------
Assets acquired                                                      4,969,839
Premises and equipment, net                                            142,872
Liabilities assumed                                                  4,739,515
                                                                   -----------
NET ASSETS ACQUIRED                                                Ps  373,196
                                                                   ===========
Excess of cost over the fair value of acquired net assets              443,668

Intangible Asset                                                       105,294
                                                                   -----------
GOODWILL                                                           Ps  338,374
                                                                   ===========

          Of the Ps227,563 of acquired intangible assets, Ps73,134 was assigned to registered brands that are not subject to amortization and Ps 154,429 was assigned to service asset, asset management and Customers relationships. The acquired intangible assets subject to amortization have a weighted-average useful life of approximately 14 years.

          The following are the descriptions for each intangible asset valued. A detailed breakdown of intangibles values is showed above in the goodwill and intangible assets section:

          Brand

          Brand intangibles are obtained from the Companies capacity to capture a greater market share through new customers.

          Customer relationships and contractual agreements

          Customer relationships and contractual agreements intangibles are obtained from the level of repeat clients, remaining with the Company and providing gains for a specific period of time.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          The following unaudited pro forma information for 2004 and 2005 reflects the consolidated results of operations as if the acquisition of Conavi and Corfinsura had occurred at the beginning of each year presented and includes the amortization of intangibles, as appropriate. The unaudited pro forma financial information presented is not necessarily indicative of the results of operations that might have occurred had the transaction been completed at the beginning of the year specified, and does not purport to represent what the consolidated results might be for any future period.

                           2004
                       -----------
U.S. GAAP Net income   Ps  787,778
Revenues                 5,446,198
Earnings per share     Ps 1,731.38
                       ===========

                           2005
                       -----------
U.S. GAAP Net income   Ps  996,311
Revenues                 7,196,028
Earnings per share     Ps 2,189.70
                       ===========

          The following is a breakdown of the adjustments to the Stockholders' Equity related to Conavi and Corfinsura business combination:

                                                                2005
                                                             ----------
Fair value of fixed and foreclosed assets                    Ps  85,545
Service asset                                                     6,023
Fair value of time deposits and long term debt                   55,516
Fair value of loans                                            (317,293)
Securitization of non performing loans                           27,503
Conavi and Corfinsura net income from January to July 2005     (113,296)
Goodwill and other intangible assets                            624,291
                                                             ----------
BUSINESS COMBINATION CONAVI AND CORFINSURA                   Ps 368,289
                                                             ==========

          FAIR VALUE OF FIXED AND FORECLOSED ASSETS

          The difference between the fair value of fixed and foreclosed assets and their book value is adjusted by the effect of the depreciation and by the effect of sales and written - offs.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          FAIR VALUE OF TIME DEPOSITS, LONG TERM DEBT AND LOANS

          The difference between the fair value of loans, time deposits and long term debt and their book value is adjusted by the effect of the amortization of the discount or the premium during the estimated average life of these assets and liabilities.

          SECURITIZATION OF NON PERFORMING LOANS

          Under U.S. GAAP securitization of non performing loans carried out by Conavi, does not meets the definition criteria of transfers of financial assets by sale. The adjustment correspond to the recognition of a secured borrowing under U.S. GAAP which under Colombian GAAP is not accounted for.

          SERVICE ASSET

          Under Colombian GAAP Conavi did not recognize any asset or liability associated with the service of the securitizated performing loans. For U.S. GAAP purposes the Bank has recognized a service asset. This asset is adjusted by the effect of the amortization during its estimated average life.

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

          The Bank has performed the required impairment test of each reporting unit's goodwill and concluded that there was no impairment of goodwill. Accordingly, the Bank reversed the amortization of goodwill from Colombian GAAP for the year ended 2005.

          The activity of the goodwill and intangible assets during the years ended December 31, 2003, 2004 and 2005 is as follows:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                  2003        2004        2005
                               ---------   ---------   ---------
GOODWILL
Balance at beginning of year   Ps141,553   Ps161,267   Ps161,267
Additions                         19,714          --     408,483
                               ---------   ---------   ---------
Balance at end of year         Ps161,267   Ps161,267   Ps569,750
                               =========   =========   =========

          Goodwill by segments was as follows:

                               DECEMBER 31,   DECEMBER 31,
                                   2004           2005
                               ------------   ------------
Commercial Banking               Ps 33,114      Ps251,703
Retail Banking                     104,443        151,420
Small Business Banking              23,710         27,784
Leasing                                 --         54,238
Trust                                   --          2,493
Offshore Commercial Banking             --         31,534
Brokerage                               --         43,722
Government Banking                      --          1,199
Builder Banking                         --          4,326
Other segments                          --          1,331
                                 ---------      ---------
Total Goodwill                   Ps161,267      Ps569,750
                                 =========      =========

                                 2004       2005
                               -------   ---------
INTANGIBLE ASSETS
Balance at beginning of year   Ps1,562   Ps  1,406
Additions                           --     227,563
Amortization                      (156)     (5,889)
                               -------   ---------
Balance at end of year         Ps1,406   Ps223,080
                               =======   =========

          Intangible assets were as follows:

                                           DECEMBER 31, 2004              DECEMBER 31, 2005
                                    -----------------------------   -----------------------------
                                    GROSS CARRYING    ACUMMULATED   GROSS CARRYING    ACUMMULATED
                                        AMOUNT       AMORTIZATION       AMOUNT       AMORTIZATION
                                    --------------   ------------   --------------   ------------
Non-Amortizable intangible assets       Ps   --                        Ps 73,134
Amortizable intangible assets           Ps1,562          Ps156         Ps155,991        Ps6,045
                                        =======          =====         =========        =======

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          The following table shows the amortizable intangible assets, detailed with their respective useful lives.

                                    ESTIMATED USEFUL
                          VALUE       LIFE (MONTHS)
                        ---------   ----------------
Service asset           Ps  6,206          169
Asset management           30,004          125
Loan                       77,354          201
Deposits                   20,027          166
Customer relationship      22,400          105
                        ---------
                        Ps155,991
                        =========

          Until December 31, 2004 the total amount of goodwill outstanding was tax deductible in accordance with tax regulations in Colombia. Accordingly, deferred income taxes were recorded for the difference between the unamortized amount of goodwill under Colombian GAAP and the balance under U.S. GAAP. Since January 1, 2005 under Colombian GAAP this amount is no longer deductible and this difference is accordingly treated as permanent under U.S. GAAP and not recorded as deferred tax.

N)   SECURITIZATION

          The Bank has securitized both performing and non-performing mortgage loans which, according to Colombian GAAP, have been accounted for as sales and, as such, said loans have been removed from the Bank's balance sheet. Upon applying the principle set out in Paragraph 9 of SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" to the securitization operations carried out, the Bank finds that the securitization of non-performing loans does not comply with the conditions qualifying a transfer by means of sale according to U.S. GAAP. For this reason, and for the purposes of U.S. GAAP, the securitization of non-performing loans are accounted for as a secured borrowing.

O)   FOREIGN CURRENCY TRANSLATION ADJUSTMENT

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

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

P)   MINORITY INTEREST

          The minority interest corresponds to the proportional adjustments to the shareholders equity and net income originated by the subsidiaries where Bancolombia holds less than 100% of participation.

Q)   DISCONTINUED OPERATIONS

          In 2005, Bancolombia sold its business Abocol. On November 22, 2005, the Bank entered into a preliminary agreement with Incorbank Banqueros de Inversion, Inversiones en Logistica y Seguridad de Transporte Ltda. Inverloset, Equity Investment S.A, Rodriguez Azuero Asociados S.A. and other individuals to begin negotiations relating to a proposed purchase agreement, by which the Bank would sell all of the Almacenar S.A. shares it holds directly (94.33%) and through Colcorp S.A. (3.92%). Both businesses qualify as discontinued operations under U.S. GAAP. The results of the discontinued operations under U.S. GAAP were as follows:

                                                2004        2005
                                              --------   ---------
Profit from discontinued operations
   including profit on disposal of Ps18,072   Ps20,703   Ps(13,230)
                                              ========   =========

R)   GUARANTEES

          In order to meet the needs of its customers, the Bank issues financial standby letters of credit and bank guarantees. At December 31, 2004 and 2005, outstanding letters of credits and bank guarantees issued by the Bank totaled Ps 559,018 and Ps 838,675, respectively.

          The table below summarizes, at December 31, 2004 and 2005, all of the Bank's guarantees where the Bank is the guarantor. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

                                                                                                         MAXIMUM POTENTIAL
                                  EXPIRE WITHIN ONE       EXPIRE AFTER ONE          TOTAL AMOUNT          AMOUNT OF FUTURE
                                         YEAR                   YEAR                OUTSTANDING               PAYMENTS
                                ---------------------   --------------------   ---------------------   ---------------------
                                   2004        2005       2004        2005        2004        2005        2004        2005
                                ---------   ---------   --------   ---------   ---------   ---------   ---------   ---------
Financial standby letters of    Ps402,969   Ps474,159   Ps18,674    Ps19,061   Ps421,643   Ps493,220   Ps421,643   Ps493,220
   credit

Bank guarantees                    69,104     122,280     68,271     223,175     137,375     345,455     137,375     345,455
                                ---------   ---------   --------   ---------   ---------   ---------   ---------   ---------
   TOTAL                        Ps472,073   Ps596,439   Ps86,945   Ps242,236   Ps559,018   Ps838,675   Ps559,018   Ps838,675
                                =========   =========   ========   =========   =========   =========   =========   =========

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

               Financial standby letters of credit include guarantees of payment of credit facilities, promissory notes and trade acceptances.

          Bank guarantees are performance guarantees that are issued to guarantee a customer's tender bid on a construction or systems installation project or to guarantee completion of such projects in accordance with contract terms. They are also issued to support a customer's obligation to supply specified products, commodities or maintenance or warranty services to a third party.

S)   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

          As required by U.S. GAAP, the estimated fair value of the Bank's financial instruments, their carrying values and the major assumptions and methodologies used to estimate fair values at December 31, 2004 and 2005 are presented hereunder. The fair value of a financial instrument is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

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

                                                              DECEMBER 31, 2004             DECEMBER 31, 2005
                                                         ---------------------------   ---------------------------
                                                           CARRYING       ESTIMATED      CARRYING       ESTIMATED
                                                            AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                                                         ------------   ------------   ------------   ------------
FINANCIAL ASSETS
   Cash and cash equivalents                             Ps 1,249,360   Ps 1,249,360   Ps 1,730,022   Ps 1,730,022
   Investment securities                                    5,250,211      5,176,244      8,459,703      8,358,209
   Loans and accrued interest receivable on loans, net      9,722,137      9,767,980     18,118,636     17,965,219
   Customers' acceptances                                      66,494         66,494         62,986         62,986
   Forward contracts                                          (22,270)       (22,270)        34,070         34,070
   Swaps                                                         (111)          (111)        36,423         57,094
   Next day operations                                           (219)          (219)            70             70
   Options                                                         --             --           (129)          (129)
   Cap                                                             --             --             10            323

FINANCIAL LIABILITIES:
   Deposits                                              Ps11,862,116   Ps12,030,870   Ps18,384,982   Ps18,505,044
   Overnight funds                                            616,494        616,494      1,329,913      1,329,913
   Bank acceptances outstanding                                66,593         66,593         63,126         63,126
   Interbank borrowings                                       246,282        246,282      1,705,468      1,705,468
   Borrowings from domestic development banks                 857,919        857,919      2,222,083      2,222,083
   Long term debt                                             552,531        564,417      1,648,312      1,709,017
                                                         ============   ============   ============   ============

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

     Loans

          The Bank has estimated the fair value of the loan portfolio pursuant three methods depending of the type of loan being analyzed. Estimated fair value of the homogeneous loan portfolio, including consumer, mortgage and small business loans, has been determined based upon various statistical analysis. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with analysis that reflect current trends and conditions. Estimated fair value of loans with collateral has been calculated using the realizable value of collateral. Estimated fair value of restructured loans has been determined based on the present value of expected future cash flow method discounted at the loan's contractual effective rate.

     Derivatives

          The Bank's derivatives are recorded at fair value on a daily basis in conformity with the rules prescribed by the Superintendency of Finance, in accordance with the class of instrument, as follows:

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

          Consequently, the relevant assets and liabilities would be increased by Ps144,979 as of December 31, 2005 in a U.S. GAAP balance sheet, with no effect on net income or shareholders' equity.

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

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     Long term debt

          Long term debt are bonds issued by the Bank, Leasing Colombia S.A., Fundicom S.A., Surenting S.A. and Sufinanciamiento S.A.

          The fair value of bonds issued by the Bank, Leasing Colombia S.A. and Surenting S.A. were estimated using quoted market prices. Bonds issued by Fundicom S.A. and Sufinanciamiento S.A. are non marketable. For this reason the carrying amounts were considered to approximate fair value.

T)   PAID-IN-CAPITAL

          In accordance with Colombian GAAP, paid-in capital in excess of par value of shares issued is credited to a legal reserve. Under U.S. GAAP, capital in excess of par value is credited to paid-in capital.

U)   UNEARNED INTEREST INCOME

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

V)   EARNINGS PER SHARE

          Under Colombian GAAP, earnings per share ("EPS") are computed by dividing net income by the weighted average number of both common and preference shares outstanding for each period presented.

          U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as well as a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2003, 2004 and 2005, the Bank had a simple capital structure. Therefore, there was no difference between basic or diluted EPS for these years.

          The following summarizes information related to the computation of basic EPS for the years ended December 31, 2003, 2004 and 2005 (millions of pesos, except per share data):

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                2003         2004         2005
                                             ----------   ----------   ----------
U.S. GAAP consolidated net income            Ps 474,419   Ps 642,126   Ps 891,121
Less preferred share dividends                   48,535       67,092      110,806
                                             ----------   ----------   ----------
Income attributable to common stockholders      425,884      575,034      780,315
                                             ==========   ==========   ==========
Income from continuing operations
   attributable to common shareholders          417,555      554,331      793,145
Income (loss) from operations and disposal
   of discontinued operations                     8,129       20,703      (13,230)
                                             ----------   ----------   ----------
Income attributable to common shareholders      425,884      575,034      780,315
                                             ==========   ==========   ==========
Weighted average number of common shares
   outstanding used in basic EPS
   calculation (in millions)                        398          398          455
Basic and Diluted earnings per share
   (U.S. GAAP):
Income from continuing operations              1,049.64     1,392.79     1,744.05
Income (loss) from operations and disposal
   of discontinued operations
                                                  20.42        52.02       (29.08)
                                             ----------   ----------   ----------
Income attributable to common shareholders   Ps1,070.06   Ps1,444.81   Ps1,714.97
                                             ==========   ==========   ==========

W)   CASH FLOW

          During 2005, reserves against transactions and time deposits with the Central Bank amounted to Ps 1,098,712. Under Colombian GAAP, this amount is classified as cash and cash equivalent, while, for U.S. GAAP purposes, restricted cash does not represent part of cash and cash equivalents for cash flow statement presentation because it cannot be withdrawn without prior notice or penalty.

          Also during 2005 the Bank has the following items which are non cash transactions: Ps 69,594 related to restructured loans were transferred to foreclosed assets; shares issued for Ps 75,566, Ps 27,770 related to accounts receivable for Abocol sale and foreign exchange loss for Ps 51,711. Such transactions affect the Bank's balance sheet but do not result in cash receipts or cash payments in the period.

X)   SEGMENTS DISCLOSURE

          Operating segments are defined as components of an enterprise about which separate financial information is available that is regulary used by the Finance Vice President (the Chief Operating decision maker) in deciding how to allocate resources and assessing performance.

          The Bank has strategically aligned its operations into twelve major business segments based on its market segmentation, customer's needs and trading partners. Additionally, the Bank manages and measures the performance of its operations through these business segments using an internal profitability reporting system.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          The Bank does not have any individual external customer which represents 10% or more of the enterprises revenues.

          The following presents information about reported operating segment profit or loss, and segment assets:

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in Millions of pesos and thousands of U.S. dollars)

                                      2003

                                                                                 Governmental
                                                                     Small           And
                                         Retail      Commercial     Business    Institutional                   Corporate
                                        Banking       Banking       Banking        Banking        Treasury    Headquarters
                                      -----------   -----------   -----------   -------------   -----------   ------------
Revenues from external customers      Ps  212,472   Ps   32,502   Ps   34,906     Ps 19,007     Ps       --   Ps  (30,675)
Revenues from transactions with
   other operating segments of the
   same enterprise                         34,422        22,731        19,795        24,530              --       (83,150)
Interest income                           453,975       179,113       132,127        56,075         265,720       120,332
Interest expense                          147,647        17,395        18,361        59,119         145,153        (5,293)
Net interest revenue                      306,328       161,718       113,766        (3,044)        120,567       125,625
Depreciation and amortization
   expense                                     --            --            --            --              --        33,544
Provision for loan losses                  62,068        12,781           365         1,133             330        58,822
Administrative and other expense          336,412        40,112        38,541        24,275           5,200       163,593
Income tax expense or benefit                  --            --            --            --              --        35,498
Other income or expense, net                3,354          (462)         (449)          153              --        29,576
Segment profit before distribution
   of income (expense) for treasury
   funds                                  158,096       163,596       129,112        15,238         115,037      (250,081)
Distribution of income (expense)
   for treasury  funds (1)                 96,777       (75,379)      (49,667)       50,866            (449)      (22,148)
                                      -----------   -----------   -----------     ---------     -----------   -----------
Segment profit                        Ps  254,873   Ps   88,217   Ps   79,445     Ps 66,104     Ps  114,588   Ps (272,229)
                                      ===========   ===========   ===========     =========     ===========   ===========
Segments assets                       Ps3,127,442   Ps1,838,100   Ps1,449,736     Ps665,609     Ps3,060,778   Ps1,170,020
                                      ===========   ===========   ===========     =========     ===========   ===========


                                        Offshore
                                       Commercial                                                      All other
                                        Banking       Trust     Leasing    Brokerage   Manufacturing    Segments       Total
                                      -----------   --------   ---------   ---------   -------------   ---------   ------------
Revenues from external customers      Ps    7,742   Ps38,424   Ps 47,186   Ps 5,113      Ps 31,400     Ps 92,044   Ps   490,121
Revenues from transactions with
   other operating segments of the
   same enterprise                         (7,276)       773        (314)      (111)        16,555         2,249         30,204
Interest income                           150,602      5,366       8,174     10,856             (6)       13,095      1,395,429
Interest expense                           63,874        109      50,274        274          9,008        14,733        520,654
Net interest revenue                       86,728      5,257     (42,100)    10,582         (9,014)       (1,638)       874,775
Depreciation and amortization
   expense                                    882      1,032       3,377      1,059          2,747         3,203         45,844
Provision for loan losses                  50,360      2,239       3,564         --            237         7,918        199,817
Administrative and other expense            7,122     23,368      12,739     10,475         26,035        48,531        736,403
Income tax expense or benefit                  --      6,430       4,240      2,577          1,528        12,361         62,634
Other income or expense, net               89,901      1,308      11,773      2,463           (783)       12,352        149,186
Segment profit before distribution
   of income (expense) for treasury
   funds                                  118,731     12,693      (7,375)     3,936          7,611        32,994        499,588
Distribution of income (expense)
   for treasury  funds (1)                     --         --          --         --             --            --             --
                                      -----------   --------   ---------   --------      ---------     ---------   ------------
Segment profit                        Ps  118,731   Ps12,693   Ps (7,375)  Ps 3,936      Ps  7,611     Ps 32,994   Ps   499,588
                                      ===========   ========   =========   ========      =========     =========   ============
Segments assets                       Ps3,748,134   Ps73,395   Ps554,073   Ps83,218      Ps221,222     Ps513,204   Ps16,504,931
                                      ===========   ========   =========   ========      =========     =========   ============

----------
(1) Those costs are calculated based on the funds that segments use or provide and do not have an impact in the final result.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2004

                                                                              Governmental
                                                                  Small           And
                                      Retail      Commercial     Business    Institutional                   Corporate
                                     Banking       Banking       Banking        Banking        Treasury    Headquarters
                                   -----------   -----------   -----------   -------------   -----------   ------------
Revenues from external customers   Ps  226,318   Ps   33,013   Ps   34,582     Ps 20,277     Ps       --   Ps    5,661
Revenues from transactions with
   other operating segments of
   the same enterprise                  48,585        27,669        36,438        24,402              --      (104,324)
Interest income                        597,066       208,387       200,207        43,857         471,270        41,192
Interest expense                       138,503        29,896        20,877        81,164         152,702        (8,665)
Net interest revenue                   458,563       178,491       179,330       (37,307)        318,568        49,857
Depreciation and amortization
   expense                                  --            --            --            --              --        41,584
Provision for loan losses               51,614         3,265         4,358          (326)          4,028       (28,444)
Administrative and other expense       371,517        46,997        46,078        28,622           6,915       201,930
Income tax expense or benefit               --            --            --            --              --       200,967
Other income or expense, net            (1,121)         (528)           --            --              --       (42,172)
Segment profit before
   distribution of income
   (expense) for treasury funds        309,214       188,383       199,914       (20,924)        307,625      (507,015)
Distribution of income (expense)
   for treasury funds(1)                56,937       (46,341)      (74,825)       99,032         (18,449)      (16,354)
                                   -----------   -----------   -----------     ---------     -----------   -----------
Segment profit                     Ps  366,151   Ps  142,042   Ps  125,089     Ps 78,108     Ps  289,176   Ps (523,369)
                                   ===========   ===========   ===========     =========     ===========   ===========
Segments assets                    Ps4,064,951   Ps2,162,364   Ps2,125,485     Ps597,028     Ps4,095,094   Ps1,310,694
                                   ===========   ===========   ===========     =========     ===========   ===========


                                     Offshore
                                    Commercial                                                         All other
                                     Banking       Trust      Leasing      Brokerage   Manufacturing    Segments       Total
                                   -----------   --------   -----------    ---------   -------------   ---------   ------------
Revenues from external customers   Ps    7,234   Ps49,178        88,265     Ps 7,842     Ps 42,285     Ps 90,355   Ps   605,010
Revenues from transactions with
   other operating segments of
   the same enterprise                   4,063        817          (582)         196        10,720         8,382         56,366
Interest income                        172,103      6,412        21,918        8,894           444        16,195      1,787,945
Interest expense                        47,919          2        88,676        2,923        11,191        11,332        576,520
Net interest revenue                   124,184      6,410       (66,758)       5,971       (10,747)        4,863      1,211,425
Depreciation and amortization
   expense                                 357      1,085         4,462          469           958         3,818         52,733
Provision for loan losses               36,046      1,165        20,293          148         1,735         2,504         96,386
Administrative and other expense         8,262     26,112        18,951       11,123        28,645        56,299        851,451
Income tax expense or benefit               --     10,355        10,278        3,980         4,344         8,886        238,810
Other income or expense, net            19,304      1,275        15,721        8,250          (650)        1,544          1,623
Segment profit before
   distribution of income
   (expense) for treasury funds        110,120     18,963       (17,338)       6,539         5,926        33,637        635,044
Distribution of income (expense)
   for treasury funds(1)                    --         --            --           --            --            --             --
                                   -----------   --------   -----------     --------     ---------     ---------   ------------
Segment profit                     Ps  110,120   Ps18,963   Ps  (17,338)    Ps 6,539     Ps  5,926     Ps 33,637   Ps   635,044
                                   ===========   ========   ===========     ========     =========     =========   ============
Segments assets                    Ps3,463,813   Ps91,306   Ps1,003,995     Ps24,389     Ps247,032     Ps560,357   Ps19,746,508
                                   ===========   ========   ===========     ========     =========     =========   ============

----------
(1) Those costs are calculated based on the funds that segments use or provide and do not have an impact in the final result.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2005

                                                                                           Governmental
                                                                      Small                    And
                                          Retail      Commercial    Business    Builder    Institutional                Corporate
                                          Banking       Banking      Banking   Banking(2)     Banking       Treasury   Headquarters
                                        -----------  -----------  -----------  ----------  -------------  -----------  ------------
Revenues from external customers        Ps  474,916  Ps   32,652  Ps   50,724   Ps  1,104    Ps 15,092    Ps       -- Ps    19,572
Revenues from transactions with other
   operating segments of the same
   enterprise                                76,998      145,022      161,358       3,118       27,850             --      (414,894)
Interest income                           1,059,092      379,434      375,839      40,244       82,570        828,418        (3,320)
Interest expense                            245,978       87,318      127,094       1,642       38,579        358,932        33,110
Net interest revenue                        813,114      292,116      248,745      38,602       43,991        469,486       (36,430)
Depreciation and amortization expense            --           --           --          --           --             --         2,103
Provision for loan losses                    77,229        3,497       13,338       1,774        1,913         27,560        16,176
Administrative and other expense            697,565       76,472       85,086       4,763       36,397         10,895       418,951
Income tax expense or benefit                    --           --           --          --           --             --       202,362
Other income or expense, net                    193            5            5          --           --             --       (34,392)
Segment profit before distribution of
   income (expense) for treasury funds      590,427      389,826      362,408      36,287       48,623        431,031    (1,105,736)
Distribution of income (expense) for
   treasury funds(1)                        102,443      (84,480)     (87,934)    (20,556)      17,486         73,041            --
                                        -----------  -----------  -----------   ---------    ---------    -----------  ------------
Segment profit                          Ps  692,870  Ps  305,346  Ps  274,474   Ps 15,731    Ps 66,109    Ps  504,072  Ps(1,105,736)
                                        ===========  ===========  ===========   =========    =========    ===========  ============
Segments assets                         Ps7,710,861  Ps3,757,603  Ps3,730,214   Ps328,150    Ps825,460    Ps7,375,750  Ps   997,949
                                        ===========  ===========  ===========   =========    =========    ===========  ============


                                           Offshore
                                         Commercial                                                        All other
                                           Banking     Trust      Leasing    Brokerage(3)  Manufacturing   Segments        Total
                                        -----------  ---------  -----------  ------------  -------------  ----------  ------------
Revenues from external customers        Ps   12,618  Ps 58,431  Ps  308,027   Ps 67,346      Ps  3,461     Ps 83,161  Ps 1,127,104
Revenues from transactions with other
   operating segments of the same
   enterprise                                10,604        753        6,654      (2,547)          (707)       22,823        37,032
Interest income                             178,409      9,902       67,845      59,488            129        25,460     3,103,510
Interest expense                             75,422         --      210,411      29,204            362        14,579     1,222,631
Net interest revenue                        102,987      9,902     (142,566)     30,284           (233)       10,881     1,880,879
Depreciation and amortization expense           706      1,280       11,871       1,254            441        12,998        30,653
Provision for loan losses                    28,538        850       19,459          11             12         1,765       192,122
Administrative and other expense              8,952     30,427       57,950      56,345          2,532        83,413     1,569,748
Income tax expense or benefit                    --     13,351       32,389      19,047            622         9,742       277,513
Other income or expense, net                 12,346        904        6,546      14,313            704         8,310         8,934
Segment profit before distribution of
   income (expense) for treasury funds      100,359     24,082       56,992      32,739           (382)       17,257       983,913
Distribution of income (expense) for
   treasury funds(1)                             --         --           --          --             --            --            --
                                        -----------  ---------  -----------   ---------      ---------     ---------  ------------
Segment profit                          Ps  100,359  Ps 24,082  Ps   56,992   Ps 32,739      Ps   (382)    Ps 17,257  Ps   983,913
                                        ===========  =========  ===========   =========      =========     =========  ============
Segments assets                         Ps4,166,424  Ps129,858  Ps3,452,069   Ps421,797      Ps 87,888     Ps538,059  Ps33,522,082
                                        ===========  =========  ===========   =========      =========     =========  ============

(1) Those costs are calculated base on the funds that segments use or provide. Those do not have an impact in the final result.

(2) This segment was incorporated from Conavi as a result of the Merger. It targets the building construction industry.

(3) In the Annual Report of 2003 and 2004 Brokerage was not considered by the management as an individual operating segment, it was included in all other segments of the segments disclosure. For year 2005 and with the introduction of Suvalor as a result of the Merger, brokerage become in an operating segment susceptible to evaluation by the management. For comparability effects it was necessary to break out the segment brokerage for years 2003 and 2004.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          The following is a reconciliation of reportable segments revenues, profit or loss and assets, to the Banks' consolidated totals:

                                                    2003           2004           2005
                                                ------------   ------------   ------------
REVENUES
Total revenues for reportable segments          Ps 1,808,366   Ps 2,334,389   Ps 4,136,202
Other revenues                                       307,342        140,253        111,278
                                                ------------   ------------   ------------
   Total                                           2,115,708      2,474,642      4,247,480
                                                ------------   ------------   ------------
Elimination of intersegment revenues                 (30,204)       (56,366)       (37,032)
                                                ------------   ------------   ------------
   TOTAL REVENUES FOR REPORTABLE SEGMENTS (1)   Ps 2,085,504   Ps 2,418,276   Ps 4,210,448
                                                ============   ============   ============

PROFIT OR LOSS
Total profit or loss for reportable segments    Ps   466,594   Ps   601,407   Ps   966,656
Other profit or loss                                  32,994         33,637         17,257
                                                ------------   ------------   ------------
   Total                                             499,588        635,044        983,913
                                                ------------   ------------   ------------
Elimination of intersegment profits                  (30,204)       (56,366)       (37,032)
                                                ------------   ------------   ------------
NET INCOME (LOSS)                               Ps   469,384   Ps   578,678   Ps   946,881
                                                ============   ============   ============

ASSETS
Total assets for reportable segments            Ps15,991,727   Ps19,186,151   Ps32,984,023
Other assets                                         513,204        560,357        538,059
                                                ------------   ------------   ------------
   Total                                          16,504,931     19,746,508     33,522,082
                                                ------------   ------------   ------------
Elimination of intersegment assets                (1,328,802)    (2,267,379)    (2,718,565)
                                                ------------   ------------   ------------
   CONSOLIDATED TOTAL                           Ps15,176,129   Ps17,479,129   Ps30,803,517
                                                ============   ============   ============

----------
(1) Total revenues for reportable segments include interest, fees, other services and other operating income.

          The following summarizes the Bank's revenues and long-lived assets attributable to Colombia and other foreign countries:

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                    2004                           2005
                                        ----------------------------   ----------------------------
                                                           LONG                           LONG
                                          REVENUES    LIVED - ASSETS     REVENUES    LIVED - ASSETS
                                        -----------   --------------   -----------   --------------
GEOGRAPHIC INFORMATION
Republic of Colombia                    Ps2,284,240     Ps340,304      Ps3,990,600      Ps734,419
Republic of Panama and Cayman Islands       183,400         1,692          202,018         29,810
Puerto Rico                                      --            --           42,897            131
USA (1)                                       7,002           577           11,965            326
                                        -----------     ---------      -----------      ---------
   Total                                  2,474,642       342,573        4,247,480        764,686
   Eliminations                             (56,366)       (1,119)         (37,032)         7,144
                                        -----------     ---------      -----------      ---------
   TOTAL, NET                           Ps2,418,276     Ps341,454      Ps4,210,448      Ps771,830
                                        ===========     =========      ===========      =========

----------
(1) Information relating to Bancolombia Miamy Agency is included since 2004, because it started operations at the end of 2003. Additionally, the amounts for the year 2005 include Suleasing Internacional Inc. as a result of the Merger among Bancolombia, Conavi and Corfinsura.

          The segments reported embrace the following activities:

          RETAIL BANKING: The Bank's Retail Banking segment provides a wide range of financial products and services to individuals and SMEs. This segment is important for the Bank's funding and generation of revenues.

          COMMERCIAL BANKING: The Commercial Banking Segment provides commercial banking products and services to all sectors of the economy. Corporate customers are segmented by their economic activity as well as by their size. This segmentation assures adequate support and adequate pricing according to their risk level.

          SMALL BUSINESS BANKING: This segment includes legal entities with annual sales of from Ps 250 to Ps 10 billion, as well as individuals who work independently in the retail, cattle-raising and agricultural sectors, among others. On 2005, the structure of this segment changed aiming to enhance competitiveness in the SMEs banking market as well as the corporate banking market.

          BUILDER BANKING: The Builder Banking segment provides services to the professional Building construction industry. Builder customers are segmented by the number of construction projects belonging to them.

          GOVERNMENTAL AND INSTITUTIONAL BANKING: This segment provides services to institutional customers subject to the supervision of the Superintendency of Finance the Superintendency of Health or the Superintendency of Family Subsidy, and also electric and financial corporations. The governmental customers include public sector entities.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          TREASURY: The Bank's Treasury Division is responsible for the management of the Bank's treasury products and its proprietary liquidity as well as its foreign exchange and securities positions. Additionally the Bank realized operations of treasury with its customers.

          OFFSHORE COMMERCIAL BANKING: Bancolombia Panama S.A. and Bancolombia Cayman, located in Panama and the Cayman Islands, respectively, Suvalor Panama S.A. and Banco Corfinsura Internacional Inc, located in Panama and Puerto Rico, respectively, provide a complete line of banking services mainly to Colombian customers, which includes loans to private sector companies, brokerage services (Suvalor Panama S.A.), trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments and PC Banking. Through these Subsidiaries, the Bank also offers to its high net worth customers and private banking customers investment opportunities in U.S. dollars, in savings accounts and in checking accounts, CD-time deposits, and investment funds.

          TRUST: The Bank offers, through its Subsidiary Fiducolombia S.A., a family of five mutual funds and one voluntary retirement fund, all of which are designed to provide customers with the opportunity to diversify their investments. As of December 31, 2005, it had Ps 2,878,543 in total assets under management, increasing 42.5% from Ps 2,020,227 in 2004. Additionally, Fiducolombia offers a broad range of products and services by type of trust, among which the following stand out: Public trust, management and payment trust, individual investment trust, real estate trust and guarantee trust.

          LEASING: Leasing Colombia S.A. Surenting S.A. and Sufinanciamiento S.A., as the Bank's Subsidiaries specialized in lease activities, offer financial and operational leases. The main activities that require lease financing are infrastructure, import of goods, international leases, real estate, vehicles for executives, leasing for suppliers, and cattle raising. Leasing Colombia provides leased assets, usually involving equipment, for a fixed term that is shorter than the assets useful life. Once the corresponding term ends, the customer has the option of acquiring the assets for their commercial value. Surenting S.A., a non-financial subsidiary of Leasing Colombia, offers broad solutions for large companies' transport and vehicle needs. Surenting provides vehicle renting and fleet management services for individuals and entities.

          BROKERAGE: On October 3, 2005, Comisionista de Colombia S.A Comicol Merged with and into Compania Suramericana de Valores S.A. Suvalor Comisionista de Bolsa as surviving entity. According to data as of September 30, 2005, Suramericana de Valores S.A. - Suvalor - and Comisionista de Colombia S.A - Comicol -

          The following are investment alternatives offer by Suvalor: Fixed and variable yield instruments; Stock Investments; SURENTA Investment Funds; International Investments; Specialized Products such as Portfolio Management and capital markets advisory services and Structured Products.

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

     Y) RECENT U.S. GAAP PRONOUNCEMENTS

          In May 2005, the FASB issued Statement No. 154 ("SFAS 154"), Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and amends the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

          In February 2006, the FASB issued Statement No. 155 ("SFAS 155"), Accounting for Certain Hybrid Financial Instruments. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets". This
Statement:

          a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

          b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

          d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

          e. Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

          This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Bank is currently evaluating the potential impact, if any, that the adoption of SFAS 155 will have on our consolidated financial statements.

          In March 2006, the FASB issued Statement 156 ("SFAS 156"), Accounting for Servicing of Financial Assets. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of the servicing assets, servicing liabilities, and related derivative instruments in the same accounting period. An entity that elects to subsequently measure servicing assets and servicing liabilities at fair value is expected to recognize declines in fair value of the servicing assets and servicing liabilities more consistently than by reporting other-than-temporary impairments.

          An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Bancolombia is evaluating the impacts of SFAS 156.

          In July 2005, the FASB posted FSP APB 18-1, "Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under the Equity Method in Accordance With APB Opinion No. 18 Upon a Loss of Significant Influence".

          The FSP requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor's proportionate share of the investee's OCI should be offset against the carrying value of the investment. To the extent that this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings.

          An entity should adopt this Staff Position as of the first reporting period beginning after July 12, 2005. The impact of FSP APB 18-1 will depend on the loss of significant influence of an investee accounted under equity method, if any, in a future period.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". This FSP nullifies certain requirements of Issue 03-1 and supersedes EITF Abstracts, Topic No. D-44, "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value". This FSP specifically:

          a. Nullifies the requirements of paragraphs 10-18 of Issue 03-1 in EITF Abstracts

          b. Carries forward the requirements of paragraphs 8 and 9 of Issue 03-1 in EITF Abstracts with respect to cost-method investments

          c. Carries forward the disclosure requirements included in paragraphs 21 and 22 of Issue 03-1 and related examples in EITF Abstracts

          d.   References existing other-than-temporary impairment guidance.

          The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. Earlier application is permitted. The adoption of FSP FAS 115-1 and FAS 124-1 is not expected to have a material impact on BC consolidated financial statements.