Form 20-F/A
period 2005-12-31
BANCOLOMBIA SA
filed 2007-05-07
CIK 1071371

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 04, 2007
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                   FORM 20-F/A

                                   ----------

                                 AMENDMENT NO 1

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

          For the transition period from ______________ to ______________

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report ______________

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

Common Shares ....................................................   509,704,584
Preferred Shares .................................................   218,122,421

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes  X  No
                                     ---    ---

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934

                                 Yes     No  X
                                     ---    ---

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes  X  No
                                     ---    ---

   Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of
      "accelerated filer and large accelerated filer" in Rule 12b-2 of the
                           Exchange Act. (check one):

   Large accelerated filer  X  Accelerated filer     Non-accelerated filer
                           ---                   ---                       ---

    Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17     Item 18  X
                                     ---         ---

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes

                                 Yes     No  X
                                     ---    ---

================================================================================

                                EXPLANATORY NOTE

     This Amendment No. 1 on Form 20-F/A (this "Amendment No. 1") to our annual report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission (the "SEC") on June 23, 2006 (the "original filing"), is filed to correct inadvertent errors in the disclosure of effects of the Conavi/Corfinsura Business Combinations in the Supplemental Consolidated Condensed Statements of Operations and in the Supplemental Consolidated Condensed Statements of Cash Flow for the year ended December 31, 2005, and the reclassification of cash flows related to trading securities from investing activities to operating activities in the Supplemental Consolidated Condensed Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003, prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). There is no impact on the Consolidated Net Income and Stockholders' Equity for any of the years presented under U.S. GAAP as reported in the original filing and the effects of these corrections and reclassifications are being presented as restatements in Note 32 to the financial statements.

     Furthermore, this Amendment No. 1 amends Item 15 within the original filing to clarify the opinion of our President Jorge Londono Saldarriaga and Finance Vice-President Jaime Alberto Velasquez Botero with respect to the effectiveness of our internal controls over financial reporting as of December 31, 2005 as a result of the corrections mentioned above.

     Accordingly, we hereby replace Item 15 beginning on page 217 of the original filing with the amended Item 15 included in Part II of this Amendment No. 1.

     Also, amounts included in Item 18, Financial Statements and Item 19, Exhibits have been restated, in each case, solely as a result of, and to reflect, the correction of the error, by amending only the following pages:

ITEM 18. FINANCIAL STATEMENTS

     Page F-2 (Report of independent registered public accounting firm);

     Page F-86, F-87 and F-88 (Supplemental Consolidated Financial Statements under U.S.GAAP); and

     Page F-131 (Note 32 Restatement to Supplemental Consolidated Financial Statements under U.S.GAAP)

     In addition, the Bank has attached hereto the exhibits required as a result of this Amendment No. 1 and accordingly amended the following page:

ITEM 19. EXHIBITS

     Page 220 (Exhibit index)

12.1 CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 04, 2007.

12.2 CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 04, 2007.

13.1 CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 04, 2007.

13.2 CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 04, 2007.

     Except for the certifications, this Amendment No. 1 speaks as of the filing date of the original filing. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the original filing or reflect any events that have occurred after the filing date of the original filing. This amendment should be read in conjunction with the Bank's filings made with the SEC subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment. This amendment retains the page numbering of the original filing for ease of reference.

                                     PART II

ITEM 15. CONTROLS AND PROCEDURES

     An evaluation has been carried out, under the supervision and with the participation of BC's management, including President Jorge Londono Saldarriaga and Finance Vice-President Jaime Alberto Velasquez Botero, of the effectiveness of the design and operation of our "disclosure controls and procedures" as defined in Exchange Act Rules 13a-15(e). Our disclosure controls and procedures are designed to ensure that the financial and non-financial information required to be disclosed in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Based upon that evaluation, our management, including President Jorge Londono Saldarriaga and Finance Vice-President Jaime Alberto Velasquez Botero, concluded that our disclosure controls and procedures are effective as of December 31, 2005.

     In connection with this evaluation and given the nature and cause of the restatement, BC's management, including President Jorge Londono Saldarriaga and Finance Vice-President Jaime Alberto Velasquez Botero, has concluded that the restatement of our Supplemental Consolidated Condensed Income Statement and the Supplemental Consolidated Condensed Statements of Cash Flow under U.S.GAAP for the year ended December 31, 2005, did not impact the conclusion that our disclosure controls and procedures are effective as of December 31, 2005.

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

                                    PART III

ITEM 18. FINANCIAL STATEMENTS

     Reference is made to pages F - 1 through F - 132.

ITEM 19. EXHIBITS

     The following exhibits are filed as part of this Annual Report.

     12.1. CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 04, 2007.

     12.2 CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 04, 2007.

     13.1 CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 04, 2007.

     13.2 CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 04, 2007.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

Dated: May 04, 2007

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and shareholders of Bancolombia S.A.:

We have audited the accompanying consolidated balance sheets of Bancolombia S.A. and subsidiaries (the "Bank") as at December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Colombia and the regulations of Superintendency of Finance in Colombia, collectively Colombian GAAP.

Colombian GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

As discussed in Note 32, the Supplemental Consolidated Condensed Statements of Operations for the year ended December 31, 2005 and Statement of Cash Flows for the three years ended December 31, 2005 under U.S.GAAP and presented in Note 31 have been restated.

Our audits also comprehended the translation of Colombian pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

By: /s/ Deloitte & Touche Ltda.
    ---------------------------
        Deloitte & Touche Ltda.

Medellin, Colombia, January 28, 2006, except for Notes 30 and 31 as to which the date is June 20, 2006 and for Note 32 as to which the date is May 04, 2007.

Auditoria. Impuestos. Consultoria. Finanzas Corporativas.

                                                               Una Firma miembro
                                                                   de Deloitte &
                                                                 Touche Tohmatsu

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
CONSOLIDATED STOCKHOLDERS' EQUITY UNDER U.S. GAAP          Ps1,832,886   Ps2,267,286   Ps4,125,996
                                                           ===========   ===========   ===========

C)   SUPPLEMENTAL CONSOLIDATED CONDENSED FINANCIAL STATEMENTS UNDER U.S.GAAP:

     The followings are the supplemental consolidated condensed financial statements under U.S.GAAP for years ended December 31, 2004 and 2005:

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               SUPPLEMENTAL CONSOLIDATED CONDENSED BALANCE SHEETS

                                                 2004           2005
                                             ------------   ------------
ASSETS:
Cash and cash equivalents                    Ps 1,249,360   Ps 1,730,022
Investment securities, net                      5,254,843      8,493,463
Loans and financial leases, net                 9,703,064     17,802,410
Accrued interest receivable on loans, net         126,056        207,347
Customers' acceptances and derivatives             43,894        133,420
Accounts receivable, net                          173,875        590,313
Premises and equipment, net                       389,459        707,631
Other assets                                      754,018      1,905,912
                                             ------------   ------------
TOTAL ASSETS                                 PS17,694,569   PS31,570,518
                                             ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits                                       11,862,116     18,329,466
Borrowings                                      1,104,201      3,927,551
Other liabilities                               2,460,966      5,187,505
Shareholders' equity                            2,267,286      4,125,996
                                             ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   PS17,694,569   PS31,570,518
                                             ============   ============

          SUPPLEMENTAL CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                                                2003          2004             2005
                                            -----------   -----------   ------------------
                                                                        Restated (Note 32)
Total interest income                       Ps1,538,028   Ps1,803,763      Ps2,627,277
Total interest expense                         (471,899)     (577,442)      (1,032,923)
                                            -----------   -----------      -----------
Net interest income                           1,066,130     1,226,321        1,594,354
Total net provisions                           (125,832)      (66,181)         (11,822)
                                            -----------   -----------      -----------
Net interest income after provision and
   financial leasing                            940,298     1,160,140        1,582,532
Other income                                    457,106       633,681          935,738
Other expenses                                 (739,860)     (979,742)      (1,464,378)
                                            -----------   -----------      -----------
Income before income taxes                      657,544       814,079        1,053,892
Income tax expense                             (191,254)     (192,656)        (149,541)
                                            -----------   -----------      -----------
Net income before discontinued operations       466,290       621,423          904,351
                                            -----------   -----------      -----------
DISCONTINUED OPERATIONS (1)                       8,129        20,703          (13,230)
NET INCOME                                  PS  474,419   PS  642,126      PS  891,121
                                            ===========   ===========      ===========

----------
(1) Correspond to discontinued operations of Abocol, Almacenar and their Subsidiaries.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          SUPPLEMENTAL CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                                          2003                 2004                 2005
                                                   ------------------   ------------------   ------------------
                                                   Restated (Note 32)   Restated (Note 32)   Restated (Note 32)
Net income (loss)                                     Ps   474,419         Ps   642,126         Ps   891,121
Adjustments to reconcile net income to net cash
   provided (used) by operating activities              (1,964,394)            (608,738)          (5,215,860)
                                                      ------------         ------------         ------------
Net cash provided by operating activities               (1,489,975)              33,388           (4,324,739)
Net cash used in investing activities                      106,035           (1,575,420)          (6,133,179)
Net cash provided by financing activities                1,979,312            1,344,931           10,938,580
                                                      ------------         ------------         ------------
(Decrease) increase in cash and cash equivalents      Ps   595,372         Ps  (197,101)        Ps   480,662
                                                      ============         ============         ============
Cash and cash equivalents at beginning of year             851,089            1,446,461            1,249,360
                                                      ------------         ------------         ------------
Cash and cash equivalents at end of year              PS 1,446,461         PS 1,249,360         PS 1,730,022
                                                      ============         ============         ============

     D)   ANALYSIS OF CHANGES IN STOCKHOLDERS' EQUITY:

               The following summarizes the changes in stockholders' equity under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005:

                                        2003          2004          2005
                                    -----------   -----------   -----------
Balance at beginning of year        Ps1,413,445   Ps1,832,886   Ps2,267,286
Shares issued at market value (1)            --            --     1,164,218
Net income                              474,419       642,126       891,121
Dividends declared                      (76,124)     (156,861)     (216,838)
Other comprehensive income (loss)       (18,765)       (8,469)      (19,148)
Other (2)                                39,911       (42,396)       39,357
                                    -----------   -----------   -----------
Balance at end of year              Ps1,832,886   Ps2,267,286   Ps4,125,996
                                    ===========   ===========   ===========

----------
(1) The line shares issued for Ps 236,212 in the Consolidated Statement of Stockholder's Equity under Colombian GAAP, reflects the par value of shares, the line shares issued for Ps 1,164,218 in this table reflects the fair market value of shares issued under U.S. GAAP.

(2) Correspond to the Subsidiaries' retained earnings that are not eliminated in the consolidation process.


     E)   STATEMENT OF COMPREHENSIVE INCOME (LOSS):

                                                               2003         2004        2005
                                                             ---------   ---------   ---------
Net Income                                                   Ps474,419   Ps642,126   Ps891,121
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments                        (2,975)    (10,220)     (1,651)
Unrealized gain or (loss) on securities available for sale     (13,196)      7,716       2,106
Additional minimum pension liability
   offset to shareholder's equity                               (2,594)     (5,965)    (19,603)
                                                             ---------   ---------   ---------
Other comprehensive income (loss)                              (18,765)     (8,469)    (19,148)
                                                             ---------   ---------   ---------
Comprehensive income                                         Ps455,654   Ps633,657   Ps871,973
                                                             =========   =========   =========

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

(32) RESTATEMENT OF SUPPLEMENTAL CONSOLIDATED CONDENSED FINANCIAL STATEMENTS UNDER U.S.GAAP

               The Bank Supplemental Consolidated Statements of Operations for the year ended December 31, 2005 and the Supplemental Consolidated Condensed Stataments of Cash Flows for the three years ended December 31, 2005, prepared in accordance with U.S. GAAP, were restated to correct inadvertent errors. There is no impact on the Consolidated Net Income and Stockholders' Equity for any of the years presented under U.S. GAAP as reported in the original filing.

               As described in Note 31(m) the acquisition of Conavi and Corfinsura was accounted for using the pooling of interests method under Colombian GAAP and purchase accounting under US GAAP. In order to provide comparative financial information under US GAAP, the Bank presented Supplemental Consolidated Financial Statements in note 31 (c). The restatement of the Supplemental Consolidated Condensed Statements of Operations and the Supplemental Consolidated Condensed Statements of Cash Flow for the year ended December 31, 2005, is a consequence of the inadvertent failure to eliminate on a line by line basis of the results and cash flows of Conavi and Corfinsura for the period from January 1, 2005 to July 30, 2005. The Supplemental Consolidated Condensed Statement of Cash Flows for the years ended December 31, 2005, 2004 and 2003 are being restated for the reclassification of cash flows related to trading securities from investing activities to operating activities.

                       BANCOLOMBIA S. A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          SUPPLEMENTAL CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                                                                2005
                                                    ---------------------------
                                                     PREVIOUSLY
                                                      REPORTED       RESTATED
                                                    ------------   ------------
Total interest income                               Ps 2,972,967   Ps 2,627,277
Total interest expense                                (1,198,334)    (1,032,923)
                                                    ------------   ------------
NET INTEREST INCOME                                    1,774,633      1,594,354
Total net provisions                                     (14,965)       (11,822)
                                                    ------------   ------------
NET INTEREST INCOME AFTER PROVISION AND FINANCIAL
   LEASING
                                                       1,759,668      1,582,532
Other income                                           1,141,720        935,738
Other expenses                                        (1,847,496)    (1,464,378)
                                                    ------------   ------------
INCOME BEFORE INCOME TAXES                             1,053,892      1,053,892
Income tax expense                                      (149,541)      (149,541)
                                                    ------------   ------------
NET INCOME BEFORE DISCONTINUED OPERATIONS                904,351        904,351
                                                    ------------   ------------
Discontinued operations                                  (13,230)       (13,230)
NET INCOME                                          Ps   891,121   Ps   891,121
                                                    ============   ============

          SUPPLEMENTAL CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                               2003                           2004                          2005
                                   ----------------------------   ---------------------------   ---------------------------
                                     PREVIOUSLY                    PREVIOUSLY                    PREVIOUSLY
                                      REPORTED       RESTATED       REPORTED       RESTATED       REPORTED       RESTATED
                                   ------------   -------------   ------------   ------------   ------------   ------------
Net income (loss)                  Ps   474,419   Ps    474,419   Ps   642,126   Ps   642,126   Ps   891,121   Ps   891,121
Adjustments to reconcile net
income to
   net cash provided (used) by
   operating activities:             (1,803,773)     (1,964,394)    (1,663,670)      (608,738)    (8,164,268)    (5,215,860)
                                   ------------   -------------   ------------   ------------   ------------   ------------
Net cash provided by operating
   activities                        (1,329,354)     (1,489,975)    (1,021,544)        33,388     (7,273,147)    (4,324,739)
Net cash used in investing
    activities                          (54,586)        106,035       (520,488)    (1,575,420)    (3,184,771)    (6,133,179)
Net cash provided by financing
   activities                         1,979,312       1,979,312      1,344,931      1,344,931     10,938,580     10,938,580
                                   ------------   -------------   ------------   ------------   ------------   ------------
(Decrease) increase in cash and
   cash equivalents                Ps   595,372   Ps    595,372   Ps  (197,101)  Ps  (197,101)  Ps   480,662   Ps   480,662
                                   ============   =============   ============   ============   ============   ============
Cash and cash equivalents at
   beginning of year                    851,089         851,089      1,446,461      1,446,461      1,249,360      1,249,360
                                   ------------   -------------   ------------   ------------   ------------   ------------
Cash and cash equivalents at end
   of year                         Ps 1,446,461   Ps  1,446,461   Ps 1,249,360   Ps 1,249,360   Ps 1,730,022   Ps 1,730,022
                                   ============   =============   ============   ============   ============   ============