Form 20-F
period 2006-12-31
BANCOLOMBIA SA
filed 2007-05-10
CIK 1071371

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 2007
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                         ------------------------------
                                    FORM 20-F
                         ------------------------------

(Mark One)
    [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
    [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2006
                                       OR
    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
            For the transition period from ____________ to ___________
                                       OR
    [ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       Date of event requiring this shell company report __________________

                        Commission file number: 001-32535
                                BANCOLOMBIA S.A.
             (Exact name of Registrant as specified in its charter)
                                       N/A
                 (Translation of Registrant's name into English)
                              REPUBLIC OF COLOMBIA
                 (Jurisdiction of incorporation or organization)
                               CALLE 50 NO. 51-66
                               MEDELLIN, COLOMBIA
                    (Address of principal executive offices)

          SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION
                                12(b) OF THE ACT.

     TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
   --------------------------          -----------------------------------------
   AMERICAN DEPOSITARY SHARES              New York Stock Exchange
   PREFERRED SHARES                        New York Stock Exchange*

------------------
* Bancolombia's preferred shares are not listed for trading directly, but only in connection with its American Depositary Shares, which are evidenced by American Depositary Receipts, each representing 4 preferred shares.

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
                    Common Shares                           509,704,584
                    Preferred  Shares                       218,122,421

 Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                  Yes [X] No [ ]

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
           Section 13 of 15(d) of the Securities Exchange Act of 1934
                                    Yes [ ] No [X]

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

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in
                  Rule 12b-2 of the Exchange Act. (check one):
    Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

 Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
                                     Yes [ ] No [X]

================================================================================

                                TABLE OF CONTENTS

CERTAIN DEFINED TERMS...........................................................         i

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION.........................        ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS............................        iv

PART I..........................................................................         1

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............         1

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE............................         1

ITEM 3.      KEY INFORMATION....................................................         1
   A.        SELECTED FINANCIAL DATA............................................         1
   B.        CAPITALIZATION AND INDEBTEDNESS....................................         6
   C.        REASONS FOR THE OFFER AND USE OF PROCEEDS..........................         6
   D.        RISK FACTORS.......................................................         7

ITEM 4.      INFORMATION ON THE COMPANY.........................................        24
   A.        HISTORY AND DEVELOPMENT OF THE COMPANY.............................        24
   B.        BUSINESS OVERVIEW..................................................        33
   C.        ORGANIZATIONAL STRUCTURE..........................................        110
   D.        PROPERTY, PLANT AND EQUIPMENT.....................................        111
   E.        SELECTED STATISTICAL INFORMATION..................................        112
ITEM 4A.     UNRESOLVED STAFF COMMENTS..........................................       149

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................       149
   A.        OPERATING RESULTS..................................................       149
   B.        LIQUIDITY AND CAPITAL RESOURCES....................................       166
   C.        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC. ..............       170
   D.        TREND INFORMATION..................................................       170
   E.        OFF-BALANCE SHEET ARRANGEMENTS.....................................       171
   F.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS......................       172
   G.        CRITICAL ACCOUNTING POLICIES AND ESTIMATES.........................       172
   H.        RECENT U.S. GAAP PRONOUNCEMENTS....................................       174
   I.        RELATED PARTY TRANSACTIONS.........................................       176

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................       176
   A.        DIRECTORS AND SENIOR MANAGEMENT....................................       176
   B.        COMPENSATION OF DIRECTORS AND OFFICERS.............................       183
   C.        BOARD PRACTICES....................................................       183
   D.        EMPLOYEES..........................................................       187
   E.        SHARE OWNERSHIP....................................................       187

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................       188
   A.        MAJOR SHAREHOLDERS.................................................       188
   B.        RELATED PARTY TRANSACTIONS.........................................       189
   C.        INTEREST OF EXPERTS AND COUNSEL....................................       192

ITEM 8.      FINANCIAL INFORMATION..............................................       192
   A.        CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION............       192
   B.        SIGNIFICANT CHANGES................................................       198

ITEM 9.      THE OFFER AND LISTING..............................................       198
   A.        OFFER AND LISTING DETAILS..........................................       198
   B.        PLAN OF DISTRIBUTION...............................................       199
   C.        MARKETS............................................................       199
   D.        SELLING SHAREHOLDERS...............................................       200
   E.        DILUTION...........................................................       200
   F.        EXPENSES OF THE ISSUE..............................................       200

ITEM 10.     ADDITIONAL INFORMATION.............................................       200
   A.        SHARE CAPITAL......................................................       200


   B.        MEMORANDUM AND ARTICLES OF ASSOCIATION..................................................     200
   C.        MATERIAL CONTRACTS......................................................................     208
   D.        EXCHANGE CONTROLS.......................................................................     209
   E.        TAXATION................................................................................     209
   F.        DIVIDENDS AND PAYING AGENTS.............................................................     215
   G.        STATEMENT BY EXPERTS....................................................................     215
   H.        DOCUMENTS ON DISPLAY....................................................................     215
   I.        SUBSIDIARY INFORMATION..................................................................     215

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..............................     215

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..................................     244

PART II..............................................................................................     245

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.........................................     245

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS............     245

ITEM 15.     CONTROLS AND PROCEDURES.................................................................     245

ITEM 16.     RESERVED................................................................................     246

ITEM.16.A    AUDIT COMMITTEE FINANCIAL EXPERT........................................................     246

ITEM.16.B    CORPORATE GOVERNANCE AND CODE OF ETHICS.................................................     247

ITEM.16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES..................................................     248

ITEM.16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES..............................     248

ITEM.16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS..................     249

PART III.............................................................................................     250

ITEM 17.     FINANCIAL STATEMENTS....................................................................     250

ITEM 18.     FINANCIAL STATEMENTS....................................................................     250

ITEM 19.     EXHIBITS................................................................................     250

                              CERTAIN DEFINED TERMS

     Unless otherwise specified or if the context so requires, in this annual report:

     References to the "Annual Report" refer to this annual report on Form 20-F.

     References to "Bancolombia", "BC", the "Bank", "us" or "we" refer to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, which may also act under the name of Banco de Colombia S.A., including its Subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

     The term "billion" means one thousand million (1,000,000,000).

     The term "trillion" means one million million (1,000,000,000,000).

     References to "billing" or "billings" refer to credit card balances.

     References to "Central Bank" refer to the Central Bank of Colombia.

     References to "Colombia" refer to the Republic of Colombia.

     References to "Conavi" refer to Conavi Banco Comercial y de Ahorros S.A. as it existed immediately before the Conavi/Corfinsura merger (as defined below).

     References to "Corfinsura" refer to Corporacion Financiera Nacional y Suramericana S.A., as it existed immediately before the Conavi/Corfinsura merger, taking into account the effects of its spin-off of a portion of its investment portfolio effective July 29, 2005.

     References to the "Conavi/Corfinsura merger" refer to the merger of Conavi and Corfinsura with and into Bancolombia S.A., with Bancolombia S.A. as the surviving entity, which took effect on July 30, 2005 pursuant to a Merger Agreement dated February 28, 2005.

     References to "peso", "pesos" or "Ps" refer to Colombian pesos.

     References to "Subsidiaries" refer to subsidiaries of Bancolombia S.A. in which Bancolombia S.A. holds, directly or indirectly, 50% or more of the outstanding voting shares.

     References to "U.S." or "United States" refer to the United States of America.

     References to "U.S. dollar", "U.S. dollars", and "US$" are to United States dollars.

     References to "UVR" refer to Unidades de Valor Real, a Colombian inflation-adjusted monetary index calculated by the board of directors of the Central Bank and generally used for pricing home-mortgage loans.

     References to "SMMLV" refer to Salario Minimo Mensual Legal Vigente, the effective legal minimum monthly salary.

             PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

                              ACCOUNTING PRINCIPLES

     The accounting practices and the preparation of the Bank's consolidated financial statements follow the special regulations of the Superintendencia Financiera or Colombian Superintendency of Finance ("Superintendency of Finance"), or, in the absence of such regulations, generally accepted accounting principles in Colombia ("Colombian GAAP"). Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Note 31 to the Bank's audited consolidated financial statements included in this Annual Report provides a description of the principal differences between Colombian GAAP and U.S. GAAP as they relate to the Bank's audited consolidated financial statements and provides a reconciliation of net income and shareholders' equity for the years and dates indicated herein. References to Colombian GAAP in this Annual Report are to Colombian GAAP as supplemented by the applicable rules of the Superintendency of Finance.

     For consolidation purposes under Colombian GAAP, financial statements of the Bank and its Subsidiaries must be prepared under uniform accounting policies. In order to comply with this requirement, financial statements of foreign Subsidiaries were adjusted as required by Colombian regulations with regard to investments, loans and leased assets.

     The Bank's consolidated financial statements include companies in which it holds, directly or indirectly, 50% or more of outstanding voting shares. The consolidated financial statements of the Bank's subsidiary Bancolombia Panama S.A. ("Bancolombia Panama") includes the following companies: Bancolombia Cayman S.A., Sistema de Inversiones y Negocios S.A., Sinesa Holding Company Limited and Future Net S.A. The consolidated financial statements of the Bank's subsidiary Almacenes Generales de Deposito Mercantil S.A. or Almacenar ("Almacenar") includes Unicargo de Colombia S.A. and Compania de Distribucion y Transporte S.A. ("Ditransa"). The consolidated financial statements of the Bank's subsidiary Banca Inversion Bancolombia S.A. Corporacion Financiera ("Banca Inversion Bancolombia"), formerly "Colcorp", includes the companies Inmobiliaria Bancol S.A., Valores Simesa S.A., Inversiones Valores Simesa S.A., Fundicom S.A., Inversiones CFNS Ltda. and Todo Uno Colombia S.A. The consolidated financial statements of the Bank's subsidiary Leasing Bancolombia S.A. Compania de Financiamiento Comercial ("Leasing Bancolombia"), formerly "Leasing Colombia", includes the following companies: Renting Colombia S.A., formerly "Surenting", and Suleasing Internacional S.A. (which consolidates Suleasing International, USA, Inc. and Suleasing Internacional do Brasil Locacao de Bens S.A.). The consolidated financial statements of the Bank's subsidiary Valores Bancolombia S.A. Comisionista de Bolsa ("Valores Bancolombia"), formerly "Suvalor", includes Suvalor Panama S.A.

     On April 3, 1998, Banco Industrial Colombiano S.A. ("BIC") merged with Banco de Colombia S.A. In connection with this merger, BIC changed its name to Bancolombia S.A. and began conducting its activities under the commercial name of "Bancolombia". On July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, after the spin-off of a portion of Corfinsura's investment portfolio. For more information see Item 4. Information on the Company - A. History and Development of the Company.

                                   CURRENCIES

     The Bank maintains accounting records in Colombian pesos. The audited consolidated financial statements of Bancolombia (including its Subsidiaries) for the years ended December 31, 2004, 2005 and 2006 contained in this Annual Report (collectively, including the notes thereto, the "Financial Statements") are expressed in pesos.

     This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of Ps 2,238.79 per US$ 1.00, which corresponds to the Tasa Representativa del Mercado ("Representative Market Rate") calculated on December 29, 2006 the last business day of the year. The Representative Market Rate is computed and certified by the Superintendency of Finance, the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including BC). The Superintendency of Finance also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements, and converting amounts in foreign currency to Colombian pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On March 31, 2007, the Representative Market Rate was Ps 2,190.30 per US$ 1.00.

                         ROUNDING COMPARABILITY OF DATA

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

                    INTERNET SITES NOT PART OF ANNUAL REPORT

     The Bank maintains an Internet site at www.grupobancolombia.com. In addition, certain of the Bank's subsidiaries maintain Internet sites referred to in this Annual Report, such as www.valoresbancolombia.com. This Annual Report also refers to certain websites as sources for certain information contained herein. Information contained in or otherwise accessible through these websites is not a part of this Annual Report. All references in this Annual Report to these and other Internet sites are inactive textual references to these URLs, or "uniform resource locators", and are for your informational reference only.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report contains statements which may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but instead represent only the Bank's belief regarding future events, many of which, by their nature, are inherently uncertain and outside the Bank's control. The words "anticipate", "believe", "estimate", "expect", "intend", "plan", "predict", "target", "forecast", "guideline", "should", "project" and similar words and expressions, are intended to identify forward-looking statements. It is possible that the Bank's actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

     Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank's forward-looking statements appear in a number of places in this Annual Report, principally in "Item 3. Key Information - D. Risk Factors" and "Item 5 -- Operating and Financial Review and Prospects", and include, but are not limited to:

- changes in general economic, business, political, social, fiscal or other conditions in Colombia or changes in general economic or business conditions in Latin America;

- changes in capital markets or in markets in general that may affect policies or attitudes towards lending;

- unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

-    inflation, changes in foreign exchange rates and/or interest rates;

-    sovereign risks;

-    liquidity risks;

-    increases in defaults by the Bank's borrowers and other loan delinquencies;

- lack of acceptance of new products or services by the Bank's targeted customers;

- competition in the banking, financial services, credit card services, insurance, asset management and other industries in which the Bank operates;

-    adverse determination of legal or regulatory disputes or proceedings;

- changes in official regulations and the Colombian government's banking policy as well as changes in laws, regulations or policies in the jurisdictions in which the Bank does business;

-    regulatory issues relating to acquisitions; and

-    changes in business strategy.

     Forward-looking statements speak only as of the date they are made and are subject to change, and the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events.

     Neither the Bank's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The selected consolidated financial data as of December 31, 2005 and 2006, and for each of the three fiscal years in the period ended December 31, 2006 set forth below has been derived from the Bank's audited consolidated financial statements included in this Annual Report. The selected consolidated financial data as of December 31, 2002, 2003 and 2004, and for each of the two fiscal years in the period ended December 31, 2003 set forth below have been derived from the Bank's audited consolidated financial statements for the respective periods, which are not included herein.

     The Bank's consolidated financial statements for each period were prepared in accordance with Colombian GAAP.

     The selected consolidated financial data should be read in conjunction with the Bank's consolidated financial statements, related notes thereto, and the report of the independent registered public accounting firm.

                                                               AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                           2002           2003           2004           2005(7)          2006          2006(1)
                                      -----------     ------------   -------------   ------------    ------------   ----------------
                                     (In millions of Ps and thousands of US$(1), except per share and per American Depositary Share
                                                                             ("ADS") amounts)
CONSOLIDATED STATEMENT OF
 OPERATIONS:
COLOMBIAN GAAP:

Interest income ..................    Ps 1,150,734    Ps 1,537,818   Ps  1,803,108   Ps 3,200,084    Ps 3,013,732   US$   1,346,143
Interest expense .................        (466,223)       (480,513)       (585,743)    (1,150,274)     (1,246,229)         (556,652)
                                      ------------    ------------   -------------   ------------    ------------   ---------------
 NET INTEREST INCOME .............         684,511       1,057,305       1,217,365      2,049,810       1,767,503           789,491

Provisions for loans and accrued
  interest losses, net of
  recoveries(2) ..................        (115,154)       (130,356)        (61,423)      (123,575)       (195,361)          (87,262)
Provision for foreclosed assets
  and other assets, net of
  recoveries .....................         (71,212)        (51,943)         (5,201)        (7,465)         45,179            20,180
                                      ------------    ------------   -------------   ------------    ------------   ---------------
 NET INTEREST INCOME AFTER
 PROVISIONS.......................         498,145         875,006       1,150,741      1,918,770       1,617,321           722,409

Fees and income from services
  and other operating income, net.         416,427         515,325         574,453        962,277       1,139,094           508,798
Operating expenses ...............        (755,801)       (850,768)       (912,421)    (1,654,805)     (1,871,000)         (835,719)
                                      ------------    ------------   -------------   ------------    ------------   ---------------
 NET OPERATING INCOME (LOSS) .....         158,771         539,563         812,773      1,226,242         885,415           395,488

Net non-operating income (loss) ..          79,787          (7,874)          7,140          4,650          45,346            20,255
 INCOME (LOSS) BEFORE TAXES ......         238,558         531,689         819,913      1,230,892         930,761           415,743

Minority interest (loss) .........          14,440             330          (2,425)        (6,496)         (6,352)           (2,837)

Income taxes .....................         (42,618)        (62,635)       (238,810)      (277,515)       (174,880)          (78,114)
                                      ------------    ------------   -------------   ------------    ------------   ---------------
NET INCOME (LOSS) ................    PS   210,380    PS   469,384   PS    578,678   PS   946,881    PS   749,529   US$     334,792
                                      ============    ============   =============   ============    ============   ===============

Weighted average of Preferred and
Common Shares outstanding(3) ......    576,695,395     576,695,395     576,695,395    652,882,756     727,827,005

Basic and Diluted net operating
  income (loss) per share(3) ......   Ps       275    Ps       857   Ps      1,297   Ps     1,878    Ps     1,217   US$        0.54
Basic and Diluted net operating
  income (loss) per ADS ...........          1,101           3,427           5,189          7,513           4,866              2.16
Basic and Diluted net income
  (loss) per share(3) .............            365             814           1,003          1,450           1,030              0.46
Basic and Diluted net income
  (loss) per ADS ..................          1,460           3,256           4,012          5,800           4,119              1.84
Cash dividends declared per
  share(4) ........................            132             272             376            508             532
Cash dividends declared per
  share(4) (stated in US Dollars)..           0.05            0.10            0.16           0.22            0.24
Cash dividends declared per ADS ...            528           1,088           1,504          2,032           2,128
Cash dividends declared per ADS
  (stated in US Dollars) ..........           0.20            0.39            0.63           0.88            0.95

U.S. GAAP:(5)
Net income (loss) .................   Ps   207,152    Ps   474,419   Ps    642,126    Ps  891,121     Ps  941,183   US$     420,398
Basic and Diluted net income
  (loss) per share(6) .............            461           1,070           1,445          1,715           1,619              0.72
Basic and Diluted net income
  (loss) per ADS(6) ...............          1,844           4,280           5,780          6,860           6,476              2.89

----------------

(1) Amounts stated in U.S. dollars have been translated at the rate of Ps 2,238.79 to US$ 1.00, which is the Representative Market Rate calculated on December 29, 2006 the last business day of the year, as reported and certified by the Superintendency of Finance.

(2) Includes a provision for accrued interest losses amounting to Ps 4,518 million, Ps 5,316 million, Ps 4,483 million, Ps 12,379 million and Ps 14,825 million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

(3) The weighted average of preferred and common shares outstanding for fiscal years 2002, 2003 and 2004, included 178,435,787 preferred shares and 398,259,608 common shares. For fiscal year 2005, it included 198,261,641 preferred shares and 454,621,115 common shares. For fiscal year 2006, it included 218,122,421 preferred shares and 509,704,584 common shares.

(4)  This data is presented on an annualized basis.

(5) Refer to Note 31 to the Financial Statements included in this Annual Report for the reconciliation with U.S. GAAP.

(6) Under U.S. GAAP, these shares are considered outstanding since the beginning of the earliest period presented. Net income per share under U.S. GAAP is presented on the basis of net income available to common stockholders divided by the weighted average number of Common Shares outstanding (398 million for each of 2002, 2003 and 2004; 454.6 million for 2005 and 509.7 million for 2006). See Note 31 to the Financial Statements.

(7) The consolidated statement of operations for the year ended December 31, 2005, includes Conavi and Corfinsura's results since the beginning of the year.

                                                                    AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------------------------------------
                                           2002           2003           2004            2005(5)          2006           2006(1)
                                       -------------  -------------  -------------   --------------   -------------   --------------
                                         (In millions of Ps and thousands of US$(1), except per share and per American Depositary
                                                                          Share ("ADS") amounts)
CONSOLIDATED BALANCE SHEET
COLOMBIAN GAAP:
ASSETS:
Cash and due from banks .........      Ps    643,405  Ps    848,052  Ps    768,514   Ps   1,241,435   Ps  1,548,752   US$    691,781
Overnight funds .................            207,684        598,409        480,846          488,587         457,614          204,402
Investment securities, net ......          4,343,458      4,336,724      5,250,211        8,459,703       5,677,761        2,536,085
Loans and financial leases, net .          5,864,991      7,642,405      9,600,861       17,920,370      23,811,391       10,635,831
Accrued interest receivable on
  loans, net ....................             83,459        103,209        121,276          198,266         255,290          114,030
Customers' acceptances and
  derivatives ...................            (15,662)         1,539         43,894          133,420         166,395           74,324
Accounts receivable, net ........            149,955        163,310        173,875          590,313         562,598         251,296
Premises and equipment, net .....            317,724        337,964        346,243          623,729         712,722          318,351
Foreclosed assets, net ..........             46,002         27,676         12,206           31,360          18,611            8,313
Prepaid expenses and deferred
  charges .......................             58,403         27,831         15,950           26,898          46,462           20,753
Goodwill ........................            118,904         99,910         73,607           50,959          40,164           17,940
Operating leases, net(4) ........            373,499        537,207          8,311          143,974         167,307           74,731
Other assets ....................            147,949        198,480        315,394          563,588         675,265          301,620
Reappraisal of assets ...........            259,811        253,413        267,941          330,915         348,364          155,604
                                       -------------  -------------  -------------   --------------   -------------   --------------
  TOTAL ASSETS ..................      Ps 12,599,582  PS 15,176,129  PS 17,479,129   Ps  30,803,517   Ps 34,488,696   US$ 15,405,061
                                       =============  =============  =============   ==============   =============   ==============

LIABILITIES AND SHAREHOLDERS'
  EQUITY:
Deposits ........................      Ps  8,788,158  PS 10,231,997  PS 11,862,116   Ps  18,384,982   PS 23,216,467   US$ 10,370,096
Borrowings ......................          1,117,015      1,211,595      1,104,201        3,927,551       3,516,426        1,570,681
Other liabilities ...............          1,410,061      2,043,158      2,422,089        5,113,694       4,109,191        1,835,452
Shareholders' equity ............          1,284,348      1,689,379      2,090,723        3,377,290       3,646,612        1,628,832
                                       -------------  -------------  -------------   --------------   -------------   --------------
  TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY ........      Ps 12,599,582  PS 15,176,129  PS 17,479,129   Ps  30,803,517   PS 34,488,696   US$ 15,405,061
                                       =============  =============  =============   ==============   =============   ==============

U.S. GAAP(2):
Shareholders' equity ............      Ps  1,413,445  PS  1,832,886  PS  2,267,286   Ps   4,125,996   PS  4,549,018   US$  2,031,909
Shareholders' equity
  per share(3) ..................              2,451          3,178          3,932            6,320           6,250             2.79
Shareholders' equity
  per ADS(3) ....................              9,804         12,712         15,728           25,280          25,001            11.17

-------------------
(1) Amounts stated in U.S dollars have been translated at the rate of Ps 2,238.79 to US$ 1.00, which is the Representative Market Rate calculated on December 29, 2006 the last business day of the year, as reported and certified by the Superintendency of Finance.

(2) Refer to Note 31 to the Financial Statements for the reconciliation for U.S. GAAP.

(3) Shareholders' equity per share is calculated on the basis of the number of common shares and preferred shares. The weighted average (rounded to the nearest million) of preferred and common shares outstanding was 577 million for the fiscal years ended December 31, 2002, 2003 and 2004, 653 million for the fiscal year ended December 31, 2005 and 728 million for the fiscal year ended December 31, 2006.

(4) In October 23, 2003, the Superintendency of Banking (now the Superintendency of Finance), through its External Circular 040 of 2003, modified the treatment of financial leases. Starting January 1, 2004, instead of recording financial leases as property, plant and equipment, companies must account for them in their loan portfolio. Additionally, according to this Circular, the assets given in financial lease contracts and recovered by the lessor because the purchase option is not exercised or because of the lessee's failure to make payments are to be classified as foreclosed assets starting January 1, 2004. In the annual report for fiscal year 2003, these assets were included in the line "Other assets". The Bank did not recla ssify for these assets in the balance sheet for fiscal years 2002 and 2003.

(5) The consolidated balance sheet for the year ended December 31, 2005, includes Conavi and Corfinsura's results since the beginning of the year.

     Please see Item 8. Financial Information - A. Consolidated Financial Statements And Other Financial Information - A.3. Dividend Policy, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended in December 31, 2002, 2003, 2004, 2005 and 2006.

     DIFFERENCES BETWEEN COLOMBIAN AND U.S. GAAP RESULTS

     The Bank's consolidated financial statements have been prepared in accordance with accounting principles and policies as summarized in Note 2 to the Bank's Financial Statements included in this Annual Report. These accounting principles and policies differ in some respects from U.S. GAAP. A reconciliation of net income, stockholders equity and cash flows under U.S. GAAP is included in
Note 31 to the Financial Statements included in this Annual Report.

     Consolidated net income under U.S. GAAP for the year ended December 31, 2006 was Ps 941,183 million (compared with Ps 891,121 million for fiscal year 2005 and Ps 642,126 million for fiscal year 2004). The significant adjustments between Colombian and U.S. GAAP results primarily relate to Note 31 - "Differences Between Colombian Accounting Principles for Banks and U.S. GAAP" - to the Financial Statements included in this Annual Report.

                                                                         AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------------------------------------------
                                                          2002            2003            2004           2005(11)          2006
                                                      -------------  -------------   --------------   -------------   -------------
                                                                       (Percentages, except for operating data)
SELECTED RATIOS: (1)
COLOMBIAN GAAP:
PROFITABILITY RATIOS:
Net interest margin(2)...........................              7.43           9.22             8.75            8.12          6.19
Return on average total assets(3)................              1.88           3.40             3.62            3.30          2.31
Return on average shareholders' equity(4)........             20.42          31.14            32.14           31.49         22.10
EFFICIENCY RATIO:

Operating expenses as a percentage of interest,
  fees, services and other operating income......             68.65          54.10            50.92           54.94         64.37
CAPITAL RATIOS:
Period-end shareholders' equity as a percentage
  of period-end total assets.....................             10.19          11.13            11.96           10.96         10.57
Period-end regulatory capital as a percentage of
  Period-end risk-weighted assets(5).............             11.61          13.08            13.44           10.93         11.05
CREDIT QUALITY DATA:
Non-performing loans as a percentage of total
  loans(6) (10)..................................              1.77           0.95             0.88            1.48          1.36
"C", "D" and "E" loans as a percentage of total
  loans(9) (10)..................................              9.71           4.93             3.86            3.38          2.54
Allowance for loan and accrued interest losses as
  a percentage of non-performing loans (10)......            316.80         515.13           496.30          259.02        252.87
Allowance for loan and accrued interest losses as
  a percentage of "C", "D" and "E" loans(9) (10).             57.71          99.07           113.47          113.59        135.06
Allowance for loan and accrued interest losses as
  a percentage of total loans (10)...............              5.61           4.89             4.37            3.84          3.43

OPERATING DATA:
Number of branches(7) ...........................               340            354              377             678           701
Number of employees(8)...........................             7,581          8,001            8,609          14,562        16,222


-------------
(1)  Ratios were calculated on the basis of monthly averages.

(2)  Net interest income divided by average interest-earning assets.

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

(10) In October 23, 2003, the Superintendency of Banking (now the
     Superintendency of Finance), through its External Circular 040 of 2003, modified the treatment of financial leases. Starting January 1, 2004, instead of recording financial leases as property, plant and equipment, companies must account for them in their loan portfolio.

(11) Selected Ratios for the years ended December 31, 2005, include Conavi and Corfinsura's results since the beginning of the year.

    EXCHANGE RATES

     On April 30, 2007, the Representative Market Rate was Ps 2,104.16 per US$
1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the Superintendency of Finance calculates the Representative Market Rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including BC, for the purchase and sale of U.S. dollars.

     The following table sets forth the high and low peso per U.S. dollar exchange rates for the last six months:

                 RECENT EXCHANGE RATES OF U.S. DOLLARS PER PESO:

           MONTH                         LOW         HIGH
---------------------------------      --------    --------
November 2006....................      2,268.47    2,320.64
December 2006....................      2,225.44    2,295.99
January 2007.....................      2,218.05    2,261.22
February 2007....................      2,211.46    2,255.17
March 2007 ......................      2,155.06    2,246.88
April 2007.......................      2,110.67    2,190.30

       Source: Superintendency of Finance.

     The following table sets forth the average peso/ U.S. dollar Representative Market Rate for each of the five most recent financial years, calculated by using the average of the exchange rates on the last day of each month during the period.

                    PESO/US$ 1.00
---------------------------------------------------
                REPRESENTATIVE MARKET RATE
---------------------------------------------------
             PERIOD                        AVERAGE
---------------------------------          --------
2002.............................          2,534.22
2003.............................          2,875.05
2004.............................          2,614.79
2005.............................          2,320,77
2006.............................          2,359.13

    Source: Superintendency of Finance.

B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.           RISK FACTORS

     The factors referred to below, as well as all other information presented in this Annual Report, should be considered by investors when reviewing any forward-looking statements contained in this Annual Report, in any document incorporated by reference, if any, in this Annual Report, in any of the Bank's future public filings or press releases, or in any future oral statements made by the Bank or any of its officers or other persons acting on its behalf. The risks and uncertainties described below are not the only ones that the Bank faces. Additional risks and uncertainties that the Bank is not aware of, or that the Bank currently thinks are immaterial may also impair the Bank's business operations. If any of the following risks occur, it could materially and adversely affect the Bank's business, results of operations and financial condition.

THE QUALITY OF THE BANK'S LOAN PORTFOLIO AND OF OTHER ASSETS MAY DECLINE.

     The continuous growth in both family and corporate income levels in Colombia, as well as the profitability in the prices of goods and interest rates, have triggered a significant annual growth in the Bank's loan portfolio (including the Bank's mortgage loan portfolio) of approximately 32% as of December 31, 2006. Unforeseen changes in the income levels of the Bank's borrowers, increases in the inflation rate or an unexpected increase in interest rates could have a negative effect on the quality of the Bank's loan portfolio, causing the Bank to increase provisions for loan losses and resulting in reduced profits. In particular, the Bank might not be able to maintain its current level of asset quality and credit risk in the future. Furthermore, if the Bank successfully increases the participation of consumer, mortgage and small business credits in its loan portfolio, it may experience detrimental changes in its credit risk levels.

THE BANK'S CONCENTRATION IN AND RELIANCE ON SHORT-TERM DEPOSITS MAY INCREASE ITS FUNDING COSTS.

     The Bank's principal sources of funds are short-term deposits, checking accounts and savings accounts, each of which represented a share of 76.8%, 66.4% and 72.8% of total funds at the end of 2004, 2005 and 2006, respectively. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the Colombian banking system and money markets, the Bank might not be able to maintain its current level of funding without incurring higher costs or liquidating certain assets.

THE BANK'S BUSINESSES RELY HEAVILY ON DATA COLLECTION, PROCESSING AND STORAGE SYSTEMS, THE FAILURE OF WHICH COULD MATERIALLY AND ADVERSELY AFFECT THE EFFECTIVENESS OF ITS RISK MANAGEMENT AND INTERNAL CONTROL SYSTEM AS WELL AS ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     All of the Bank's principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information across numerous and diverse markets and products at its various branches, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing systems is critical to the Bank's businesses and to its ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect its decision making process, its risk management and internal control systems as well as the Bank's ability to respond on a timely basis to changing market conditions. If the Bank cannot maintain an effective data collection and management system, its business operations, financial condition and results of operations could be materially and adversely affected.

     The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience operational problems with its information systems as a result of system failures, viruses, computer "hackers" or other causes. Any material disruption or slowdown of its systems could cause information, including data related to customer requests, to be lost or to be delivered to the Bank's clients with delays or errors, which could reduce demand for the Bank's services and products and could materially and adversely affect the Bank's results of operations and financial position.

ADVERSE ECONOMIC AND POLITICAL CONDITIONS IN COLOMBIA MAY ADVERSELY AFFECT THE BANK'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The Bank is a Colombian financial institution, and most of the Bank's operations, property and customers are located in Colombia. As a result, the quality of its assets, financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Colombia. Colombia is subject to political, economic and other uncertainties, including renegotiation, or nullification of existing contracts, currency exchange restrictions and international monetary fluctuations. Furthermore, changes in Colombia's monetary, exchange and trade policies could affect the overall business environment in Colombia, which would impact the Bank's financial condition and results of operations. For example, the Central Bank could raise interest rates, which could negatively affect the Bank's assets and restrict their growth. Increases in exchange rates could negatively affect borrowers' foreign currency position, while setbacks in trade relations with Venezuela and Ecuador, as well as any difficulties with the approval of the Free Trade Agreement with the United States, could affect the financial position of the Bank's larger customers. Any of these events could have a negative impact on the Bank's financial condition.

     Furthermore, decreases in the growth rate in the Colombian economy, periods of negative growth or increases in inflation or interest rates could result in lower demand for the Bank's services and products, lower real pricing of its services and products, or cause it to shift to lower margin services and products. Because a large percentage of the Bank's costs and expenses are fixed, it may not be able to reduce costs and expenses upon the occurrence of any of these events and its profit margins could suffer as a result.

     In addition adverse economic and political conditions in other countries where the Bank has subsidiaries may adversely affect the Bank's financial condition and results of operations.

COLOMBIAN GOVERNMENT POLICIES WILL LIKELY SIGNIFICANTLY AFFECT THE ECONOMY AND, AS A RESULT, THE BANK'S BUSINESS AND FINANCIAL CONDITION.

     The Colombian government (excluding departmental and municipal governments, the "Government") has historically exercised substantial influence over the Colombian economy, and its policies are likely to continue to have an important effect on Colombian entities (including the Bank), market conditions, prices and rates of return on Colombian securities (including the Bank's securities). The Bank's business and financial condition could be adversely affected by changes in policy involving exchange controls and other matters such as currency devaluation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia. Future developments in Government policies could impair the Bank's business or financial condition or the market value of its securities.

COLOMBIA HAS EXPERIENCED SEVERAL PERIODS OF VIOLENCE AND INSTABILITY, AND SUCH INSTABILITY COULD AFFECT THE ECONOMY AND THE BANK.

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

     The administration of the president of Colombia, Alvaro Uribe, who was re-elected for the period from 2006 to 2010, is implementing a plan prioritizing the protection of civil rights and the strengthening of democratic authority. Nevertheless, the plan may not achieve its objectives and economic and social conditions could deteriorate in the future, giving rise to outflows of capital and a general devaluation of Colombian financial assets. The Bank's business or financial condition, or the market value of the Bank's securities and any dividends distributed by it, could be adversely affected by rapidly changing economic and social conditions in Colombia and by the Government's response to such conditions. Moreover, additional deterioration in the economic and political situation of neighboring countries could affect national stability or the Colombian economy by disrupting Colombia's diplomatic or commercial relationships with these countries.

COLOMBIA'S ECONOMY REMAINS VULNERABLE TO EXTERNAL SHOCKS THAT COULD BE CAUSED BY SIGNIFICANT ECONOMIC DIFFICULTIES EXPERIENCED BY ITS MAJOR REGIONAL TRADING PARTNERS OR BY MORE GENERAL "CONTAGION" EFFECTS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON COLOMBIA'S ECONOMIC GROWTH AND ITS ABILITY TO SERVICE ITS PUBLIC DEBT.

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

     Similar developments can be expected to affect the Colombian economy in the future. Such a contagion effect could be expected to lower market prices of Bancolombia's securities and threaten its liquidity, cause higher rates of past due loans in Bancolombia's loan portfolios, lead to significant weaknesses in Bancolombia's investment portfolio and diminish Colombia's ability to make payments on its public debt (which represents a significant portion of Bancolombia's investment portfolio).

THE BANK MAY NOT BE ABLE TO DETECT MONEY LAUNDERING AND OTHER ILLEGAL OR IMPROPER ACTIVITIES FULLY OR ON A TIMELY BASIS, WHICH COULD EXPOSE THE BANK TO ADDITIONAL LIABILITY.

     The Bank is required to comply with applicable anti-money laundering, anti-terrorism laws and other regulations. These laws and regulations require the Bank, among other things, to adopt and enforce "know your customer" policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities. While the Bank has adopted policies and procedures aimed at detecting and preventing the use of its banking network for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures have in some cases only been recently adopted and may not completely eliminate instances where it may be used by other parties to engage in money laundering and other illegal or improper activities. To the extent the Bank may fail to fully comply with applicable laws and regulations, the relevant government agencies to which it reports have the power and authority to impose fines and other penalties on the Bank. In addition, the Bank's business and reputation could suffer if customers use the Bank for money laundering or illegal or improper purposes.

PREEMPTIVE RIGHTS MAY NOT BE AVAILABLE TO HOLDERS OF ADRS.

     The Bank's by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADRs) the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. United States holders of ADRs may not be able to exercise their preemptive rights through The Bank of New York, which acts as depositary (the "Depositary") for the Bank's ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and stocks or an exemption from the registration requirement thereunder is available. Although the Bank is not obligated to, it intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to the Bank from enabling the holders of the ADRs to exercise those rights and any other factors deemed appropriate at the time, and will then make a decision as to whether to file a registration statement. Accordingly, the Bank might decide not to file a registration statement in some cases.

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

THERE ARE RESTRICTIONS ON FOREIGN INVESTMENT IN COLOMBIA.

     Colombia's International Investment Statute, which has been modified from time to time through related decrees and regulations, regulates the manner in which non-Colombian-resident entities and individuals can invest in Colombia and participate in the Colombian securities markets. Among other requirements, the statute mandates registration of certain foreign exchange transactions with the Central Bank and specifies procedures to authorize and administer certain types of foreign investments.

     Investors who wish to participate in the Bank's American Depositary Receipt ("ADR") facility and hold American Depositary Shares ("ADSs") of the Bank will be required to submit to the custodian of the ADR facility certain information and comply with certain registration procedures required under the foreign investment regulations in connection with foreign exchange controls restricting the conversion of pesos into U.S. dollars. Holders of ADRs who wish to withdraw the underlying preferred shares will also have to comply with certain registration and reporting procedures, among other requirements. Under these foreign investment regulations, the failure of a non-resident investor to report or register with the Central Bank foreign exchange transactions relating to investments in Colombia on a timely basis may prevent the investor from obtaining remittance rights, constitute an exchange control infraction and result in a fine. The Colombian Government, Colombian Congress or the Central Bank might not reduce restrictions on foreign investments, and any of them could implement more restrictive rules in the future.

     In addition, Colombia currently has a free float exchange rate system; however, other restrictive rules for the exchange rate system could be implemented in the future. In the event that a more restrictive exchange rate system is implemented, financial institutions, including the Bank, may be unable to transfer U.S. dollars abroad to pay their financial obligations.

ADRS DO NOT HAVE THE SAME TAX BENEFITS AS OTHER EQUITY INVESTMENTS IN COLOMBIA.

     Although ADRs represent Bancolombia's preferred shares, they are held through a fund of foreign capital in Colombia which is subject to a specific tax regulation regime. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular, those relating to dividends and profits from sale, are not applicable to ADRs, including the Bank's ADRs. For more information see Item 10. Additional Information.-E. Taxation- Colombian Taxation.

ANY ADDITIONAL TAXES RESULTING FROM CHANGES TO TAX REGULATIONS OR THE INTERPRETATION THEREOF IN COLOMBIA COULD ADVERSELY AFFECT THE BANK'S CONSOLIDATED RESULTS.

     Uncertainty relating to tax legislation poses a constant risk to Colombian entities, like the Bank, and Colombian national authorities have levied new taxes in recent years. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income.

     Additional tax regulations could be implemented that could require the Bank to make additional tax payments, negatively affecting its financial condition, results of operation and cash flow. In addition, either national or local taxing authorities may not interpret tax regulations in the same way that the Bank does. Differing interpretations could result in future tax litigation and associated costs.

INSTABILITY OF COLOMBIAN BANKING LAWS AND REGULATIONS COULD ADVERSELY AFFECT THE BANK'S CONSOLIDATED RESULTS.

     Changes in banking laws and regulations, or in their official interpretation, may have a material effect on the Bank's business and operations. Since banking laws and regulations change frequently, their interpretation and, in particular, the manner in which these laws and regulations are applied to financial institutions like the Bank are continuously evolving. Laws or regulations could be adopted, enforced or interpreted in a manner that has an adverse effect on the Bank's business. In addition, banking laws or regulations may change in other countries where the Bank has subsidiaries, such as Panama, Puerto Rico and the Cayman Islands.

COLOMBIAN BANKING REGULATIONS, ACCOUNTING STANDARDS AND CORPORATE DISCLOSURE DIFFER FROM THOSE IN THE UNITED STATES.

     While many of the policies underlying Colombian banking regulations are similar to those underlying regulations applicable to banks in other countries, including those in the United States, Colombian regulations can differ in a number of material respects from those other regulations. For example, capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations.

     The Bank prepares its annual audited financial statements in accordance with Colombian GAAP, which differs in significant respect to U.S. GAAP. Thus, Colombian financial statements and reported earnings may differ from those of companies in other countries in these and other respects. Some of the main significant differences affecting earnings and shareholders' equity include the accounting treatment for restructuring, capitalization of foreign exchange gains (losses) on deferred costs, inflation accounting, deferred taxes and the accounting treatment for depreciation expense.

     Moreover, under Colombian GAAP, allowances for non-performing loans are computed by establishing each non-performing loan's individual inherent risk, using criteria established by the Superintendency of Finance that differs from that used under U.S. GAAP (See Item 4. Information on the Company - E. Selected Statistical Information - E.4. Summary of Loan Loss Experience - Allowance for Loan Losses).

     Although the Government has undertaken a review of present regulations relating to accounting, audit, and information disclosure, with the intention of conforming them to international standards and proposing pertinent modifications to Congress, current regulations continue to differ in certain respects from those in other countries. Accordingly, there may be less publicly available information about the Bank than is regularly published by or about U.S. issuers.

THE BANK'S FINANCIAL RESULTS ARE CONSTANTLY EXPOSED TO MARKET RISK. THE BANK IS SUBJECT TO FLUCTUATIONS IN INTEREST RATES AND OTHER MARKET RISKS, WHICH MAY MATERIALLY AND ADVERSELY AFFECT ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Market risk refers to the probability of variations in the Bank's net interest income or in the market value of its assets and liabilities due to interest rate volatility. Changes in interest rates affect the following areas, among others, of the Bank's business:

     -    net interest income;

     -    the volume of loans originated;

     -    the market value of the Bank's securities holdings;

     -    asset quality; and

     -    gains from sales of loans and securities.

     Changes in short-term interest rates may affect the Bank's net interest income, which comprises the majority of the Bank's revenue.

      Increases in interest rates may reduce the volume of loans the Bank originates. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.

      Increases in interest rates may reduce the value of the Bank's financial assets. The Bank holds a substantial portfolio of loans and debt securities that have both fixed and floating interest rates. The market value of a security with a fixed interest rate generally decreases when the prevailing interest rates rise, which may have an adverse effect on the Bank's earnings and financial condition. In addition, the Bank may incur costs (which, in turn, will impact its results) as it implements strategies to reduce future interest rate exposure. The market value of an obligation with a floating interest rate can be adversely affected when interest rates increase due to a lag in the implementation of repricing terms.

      Increases in interest rates may reduce gains or require the Bank to record losses on sales of its loans or securities.

THE BANK'S LOAN AND INVESTMENT PORTFOLIOS ARE SUBJECT TO RISK OF PREPAYMENT, WHICH COULD NEGATIVELY AFFECT ITS NET INTEREST INCOME BECAUSE THE BANK WOULD NOT BE ABLE TO RECEIVE THE INTEREST INCOME FROM THE PREPAYMENT DATE TO THE MATURITY DATE.

      The Bank's loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases which reduces the weighted average lives of the Bank's earning assets and adversely affects its operating results. The Bank would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or reinvestment at lower yields.

THE BANK IS SUBJECT TO CONCENTRATION DEFAULT RISKS IN ITS LOAN PORTFOLIO. PROBLEMS WITH ONE OR MORE OF ITS LARGEST BORROWERS MAY ADVERSELY AFFECT ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      The aggregate outstanding principal amount of the Bank's 25 largest borrowing relationships, in a non consolidated basis, represented approximately 10.98% of its total consolidated loan portfolio as of December 31, 2006. Approximately 1.23% of the Bank's total loan portfolio as of that date represented transactions with related parties. Problems with one or more of the Bank's largest borrowers could materially and adversely affect its results of operations and financial position.

THE BANK'S INCREASING FOCUS ON INDIVIDUALS AND SMALL AND MEDIUM-SIZED BUSINESSES COULD LEAD TO HIGHER LEVELS OF NON-PERFORMING LOANS AND SUBSEQUENT CHARGE-OFFS.

      As part of the Bank's business strategy, it seeks to increase lending and other services to individuals and to small and medium-sized companies. Low to medium income individuals and small and medium-sized companies are, however, more likely to be adversely affected by downturns in the Colombian economy than are large corporations and high-income individuals. Consequently, in the future the Bank may experience higher levels of non-performing loans, which could result in higher provisions for loan losses. The levels of non-performing loans and subsequent charge-offs could be higher in the future.

      As of December 31, 2004, 2005 and 2006, the Bank's Retail and Small-and Medium-Sized Enterprises (SMEs) banking division represented 37%, 27% and 28%, respectively, of BC's total loan portfolio.

THE BANK'S HEAVY RELIANCE IN ITS INVESTMENT PORTFOLIO ON DEBT SECURITIES ISSUED BY THE COLOMBIAN GOVERNMENT LEAVES IT VULNERABLE TO FLUCTUATIONS IN PUBLIC DEBT VALUATIONS.

      As of December 31, 2006, the Bank's investment portfolio in Colombian debt securities valued at Ps 2,856,921 million, representing approximately 52% of the Bank's total investment portfolio. In 2004 and 2005, investments in public debt securities represented 75.36% and 68.76%, respectively of Bank's total investment portfolio. In 2006, following the increase in interest rates in foreign markets which in turn negatively impacted the market price of Colombia's public debt securities, the Bank reduced the portion of public debt securities in its portfolio. However, the Bank's investment portfolio still contains a significant amount of public debt securities, and, therefore, the Bank continues to be exposed to the possibility of non-payment by Colombia and could suffer future losses if the value of Colombian public debt securities on the secondary market decreases.

THE BANK IS EXPOSED TO RISKS ASSOCIATED WITH THE MORTGAGE LOAN MARKET.

      As a result of its merger with Conavi in 2005, the Bank acquired Conavi's mortgage loan portfolio and became a significant player in Colombia's mortgage loan market. With the launching in 2006 of the Casa Propia para Todos homeowner plan, the Bank became one of the leaders of such market and increased its mortgage loan market share (including securitized loans) from 18.9% as of December 31, 2005 to 23.9% as of December 31, 2006.

      Colombia's mortgage loan market is highly regulated and has historically been affected by various macroeconomic factors. Risks associated with this market to which the Bank is exposed include the risk of increases in interest rates that may reduce the volume of mortgage loans that the Bank originates. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased defaults in outstanding loans and deterioration in the quality of assets.

INCREASED COMPETITION AND CONSOLIDATION IN THE COLOMBIAN FINANCIAL INDUSTRY COULD ADVERSELY AFFECT THE BANK'S MARKET SHARE.

      The Colombian financial system is highly competitive. Since the 1990s, when the Colombian financial market was deregulated and international capital flows resumed, there has been an ongoing process of financial system consolidation. The Bank expects this consolidation to lead to the creation of large local institutions and the possibility of foreign entities banks entering the market, presenting the risk that the Bank could lose a portion of its share in the industry affecting the Bank's net interest margin.

FUTURE ACQUISITIONS AND STRATEGIC PARTNERSHIPS MAY NOT PERFORM IN ACCORDANCE TO EXPECTATIONS OR MAY DISRUPT OUR OPERATIONS AND HURT OUR PROFITS.

      A key element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we acquired interests in various institutions during recent years. For example, on December 22, 2006, Bancolombia Panama, S.A., our affiliate, entered into a Stock Purchase Agreement with a group of shareholders of Banagricola S.A. ("Banagricola") to acquire a controlling stake of 52.9% and up to 100% of all issued and outstanding shares of Banagricola.

      In 2006, we also acquired Factoring Bancolombia (formerly Comercia). In 2005, we completed the Conavi/Corfinsura merger including the integration process in areas such as operations, technology and commercial banking. For more information on these acquisitions and mergers, see Item 4.A. "Information on the Company - History and Development of the Company - Public takeover offers" and
Item 4.A. "Information on the Company - History and Development of the Company - Recent Developments".

      The Bank will continue to actively consider other strategic acquisitions and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. The Banagricola acquisition, if and when consummated, and other future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability.

IF THE BANK IS UNABLE TO EFFECTIVELY CONTROL THE LEVEL OF NON-PERFORMING OR POOR CREDIT QUALITY LOANS IN THE FUTURE, OR IF ITS LOAN LOSS RESERVES ARE INSUFFICIENT TO COVER FUTURE LOAN LOSSES, THE BANK'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE MATERIALLY AND ADVERSELY AFFECTED.

      Non-performing or low credit quality loans can negatively impact the Bank's results of operations and financial condition. The Bank might not be able to effectively control and reduce the level of the impaired loans in its total loan portfolio. In particular, the amount of the Bank's reported non-performing loans may increase in the future as a result of growth in its total loan portfolio, including as a result of loan portfolios that the Bank may acquire through auctions or otherwise, or factors beyond the Bank's control, such as the impact of macroeconomic trends and political events affecting Colombia or events affecting specific industries. In addition, the Bank's current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of its total loan portfolio. As a result, if the quality of its total loan portfolio deteriorates the Bank may be required to increase its loan loss reserves, which may adversely affect its financial condition and results of operations. Moreover, there is no precise method for predicting loan and credit losses, and loan loss reserves might not be sufficient to cover actual losses. If the Bank is unable to control or reduce the level of its non-performing or poor credit quality loans, its financial condition and results of operations could be materially and adversely affected.

IF THE BANK IS UNABLE TO REALIZE THE COLLATERAL OR GUARANTEES SECURING ITS LOANS TO COVER THE OUTSTANDING PRINCIPAL AND INTEREST BALANCE OF ITS LOANS, ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

      As of December 31, 2006, 45% of the Bank's loans and financial leases were secured by collateral or guarantees. The Bank's loan collateral primarily includes real estate and other assets that are located in Colombia, the value of which may significantly fluctuate or decline due to factors beyond the Bank's control, including macroeconomic factors and political events affecting the Colombian economy. An economic showdown in Colombia may lead to a downturn in the Colombian real estate market, which may in turn result in declines in the value of the collateral, consisting primarily of real estate, securing many of the Bank's loans to levels below the outstanding principal balance of such loans. Any decline in the value of the collateral securing the Bank's loans may result in a reduction in the recovery from collateral realization and an impact in its results of operations and financial condition.

      In addition, the Bank may face difficulties in enforcing its rights as a secured creditor. In particular, timing delays and procedural problems in enforcing against collateral provided, and local protectionism, may make foreclosures on collateral and enforcement of judgments in its favor difficult, and hence may result in losses, which could materially and adversely affect its results of operations and financial position.

      As a result, any significant decline in the value of the collateral securing the Bank's loans or deterioration of the economic condition of the guarantors of such loans or the Bank's inability to enforce its rights as a secured creditor could materially and adversely affect its results of operations and financial position.

OPERATIONAL RISKS

      The Bank businesses are dependant on the ability to process a large number of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee errors, failure to properly document transactions or to obtain proper internal authorization, failure to comply with regulatory requirements, breaches of conduct of business rules, equipment failures, natural disasters or the failure of external systems. The Bank's currently adopted procedures may not be effective in controlling each of the operational risks faced by the Bank.

THE BANK IS SUBJECT TO CREDIT RISKS WITH RESPECT TO ITS NON-TRADITIONAL BANKING BUSINESSES SUCH AS INVESTING IN SECURITIES AND ENTERING INTO TYPES OF DERIVATIVES TRANSACTIONS.

      A portion of the Bank's businesses are not in the traditional banking businesses of lending and deposit-taking and therefore expose it to credit risk.

      Non-traditional sources of credit risk can, for example, arise from:

      -     investing in securities of third parties;

      - entering into derivative contracts under which counterparties have obligations to make payments to the Bank; and

      - executing securities, futures, currency or commodity trades, from its proprietary trading desk, that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

      Any significant increases in exposure to any of these non-traditional risks could materially and adversely affect the Bank's results of operations and financial position.

THE FAILURE TO SUCCESSFULLY IMPLEMENT AND CONTINUE TO UPGRADE THE BANK'S CREDIT RISK MANAGEMENT SYSTEM COULD MATERIALLY AND ADVERSELY AFFECT ITS BUSINESS OPERATIONS AND PROSPECTS.

      One of the principal types of risks inherent in the Bank's business is credit risk. The Bank may not be able to, on a timely basis, upgrade its credit risk management system. For example, an important part of its credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a client. As this process involves detailed analyses of the client's credit risk, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising their judgment, the Bank's employees may not always be able to assign an accurate credit rating to a client or credit risk, which may result in the Bank's exposure to higher credit risks than indicated by the Bank's risk rating system. The Bank may not be able to timely detect these risks before they occur, or due to limited resources or tools available to it, the Bank's employees may not be able to effectively implement its credit risk management system, which may increase its exposure to credit risk. As a result, the Bank's failure to implement effectively, consistently follow or continuously refine its credit risk management system may result in a higher risk exposure for the Bank, which could materially and adversely affect its results of operations and financial position.

THE BANK IS SUBJECT TO MARKET AND OPERATIONAL RISKS ASSOCIATED WITH ITS DERIVATIVE TRANSACTIONS, AS WELL AS STRUCTURING RISKS AND THE RISK THAT ITS DOCUMENTATION WILL NOT INCORPORATE ACCURATELY THE TERMS AND CONDITIONS OF ITS DERIVATIVES TRANSACTIONS.

      The Bank enters into derivative transactions primarily for hedging purposes and, to a lesser extent, on behalf of its customers. The Bank is subject to market and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder).

      In addition, the market practice and documentation for derivative transactions is less well developed in Colombia than in other countries, and Colombian courts have limited experience in dealing with issues related to derivative transactions. Given that the derivatives market and related documentation are not yet well developed in Colombia, there are structuring risks and the risk that the Bank's documentation will not incorporate accurately the terms and conditions of derivatives transactions. In addition, the execution and performance of these types of transactions depend on the Bank's ability to develop adequate control and administration systems, and to hire and retain qualified personnel. Moreover, the Bank's ability to adequately monitor, analyze and report these derivative transactions depends, to a great extent, on its information technology systems. These factors may further increase the risks associated with these transactions and could materially and adversely affect the Bank's results of operations and financial position.

THE CREDIT CARD INDUSTRY IS HIGHLY COMPETITIVE AND ENTAILS SOME RISKS. THE BANK MAY HAVE DIFFICULTIES COMPETING IN THIS INDUSTRY, AND ITS SUCCESS MAY DEPEND SIGNIFICANTLY ON ITS ABILITY TO GROW ORGANICALLY OR TO STRENGTHEN ALLIANCES WITH ITS STRATEGIC PARTNERS.

      The credit card business is subject to a number of risks and uncertainties, including the composition and risk profile of credit card customers. The success of the Bank's credit card business will also depend, in part, on the success of the Bank's product development, product rollout efforts and marketing initiatives, including the marketing of credit card products to existing retail and mortgage loan customers, and the Bank's ability to continue to successfully target creditworthy customers.

      As part of its credit card business, the Bank faces risks relating to the price of merchant fees. There has been an ongoing dispute in Colombia, between retailers and banks, regarding merchant fees. For example, the Superintendency of Commerce and Industry has issued resolutions related to Credibanco and Redeban, the entities that manage the credit card system in Colombia, in order to prevent an agreement on the prices of the merchant fees. As a result, the clearance fees among the banks and the fees collected from the customers have decreased. These types of disputes could result in a decrease in income from credit card merchant fees or could also lead to changes in commercial strategies that could impact the Bank's financial results.

THE INCREASE OF CIVIL CONSTITUTIONAL (ACCIONES POPULARES) AND CLASS ACTIONS AGAINST FINANCIAL INSTITUTIONS MAY AFFECT THE BANK'S BUSINESSES.

      Under the Colombian Constitution, individuals may initiate civil or class actions to protect their collective or class rights, respectively. During 2006, the aggregate number of such type of actions brought against Colombian financial institutions, including the Bank, has increased substantially. The great majority of such actions are related to fees, financial services and interest rates, and their outcome is uncertain. The number of such type of actions may continue to increase in the future and could significantly affect the Bank's businesses.

REDUCTIONS IN THE BANK'S CREDIT RATINGS WOULD INCREASE ITS COST OF BORROWING FUNDS AND MAKE ITS ABILITY TO RAISE NEW FUNDS, ATTRACT DEPOSITS OR RENEW MATURING DEBT MORE DIFFICULT.

      The Bank's credit ratings are an important component of its liquidity profile. Among other factors, its credit ratings are based on the financial strength, credit quality and concentrations in its total loan portfolio, the level and volatility of its earnings, its capital adequacy, the quality of management, the liquidity of its balance sheet, the availability of a significant base of core retail and commercial deposits, and its ability to access a broad array of wholesale funding sources. Changes in the Bank's credit ratings would increase its cost of raising funds in the capital markets or of borrowing funds. The Bank's ability to renew maturing debt may be more difficult and expensive. In addition, its lenders and counterparties in derivative transactions are sensitive to the risk of a rating downgrade.

      The Bank's ability to compete successfully in the marketplace for deposits depends on various factors, including its financial stability as reflected by the Bank's credit ratings. A downgrade in its credit rating may adversely affect perception of the Bank's financial stability and the Bank's ability to raise deposits.

THE BANK'S ABILITY TO MAINTAIN ITS COMPETITIVE POSITION DEPENDS MAINLY ON ITS CAPACITY TO FULFILL NEW CUSTOMERS' NEEDS THROUGH THE DEVELOPMENT OF NEW PRODUCTS AND SERVICES AND ITS ABILITY TO OFFER ADEQUATE SERVICES AND STRENGTHEN ITS CUSTOMERS BASE THROUGH CROSS SELLING. BANK'S BUSINESS WILL BE AFFECTED IF THE BANK MAY NOT BE ABLE TO MAINTAIN ITS CURRENTLY CUSTOMERS' WITH EFFICIENT SERVICE'S STRATEGIES.

      As the Bank expands the range of its products and services, some of which are at an early stage of development in the Colombian market, it will be exposed to new and potentially increasingly complex risks. The Bank's employees and its risk management systems may not be adequate to handle such risks. Any or all of these factors, individually or collectively, could materially and adversely affect the Bank's results of operations and financial position.

ANY FAILURE TO EFFECTIVELY IMPROVE OR UPGRADE THE BANK'S INFORMATION TECHNOLOGY INFRASTRUCTURE AND MANAGEMENT INFORMATION SYSTEMS IN A TIMELY MANNER COULD ADVERSELY AFFECT ITS COMPETITIVENESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      The Bank's ability to remain competitive will depend in part on its ability to upgrade the Bank's information technology infrastructure on a timely and cost-effective basis. The Bank must continually make significant investments and improvements in its information technology infrastructure in order to remain competitive. In particular, as the Bank continues to open new branches throughout Colombia, it needs to improve its information technology infrastructure, including maintaining and upgrading its software and hardware systems and its bank-office operations. The information available to and received by the Bank's management through its existing information systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in its operations. In addition, the Bank may experience difficulties in upgrading, developing and expanding its information technology systems quickly enough to accommodate its growing customer base. Any failure to effectively improve or upgrade the Bank's information technology infrastructure and management information systems in a timely manner could materially and adversely affect its competitiveness, financial condition and results of operations.

THE BANK IS SUBJECT TO COLOMBIAN REGULATORY INSPECTIONS, EXAMINATIONS, INQUIRIES OR AUDITS, AND ANY FUTURE SANCTIONS, FINES AND OTHER PENALTIES RESULTING FROM SUCH INSPECTIONS AND AUDITS COULD MATERIALLY AND ADVERSELY AFFECT THE BANK'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND REPUTATION.

      The Bank is subject to comprehensive regulation and supervision by Colombian banking authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of its capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by Colombian banks. Moreover, Colombian financial regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of the Bank's failure to comply with them, including the imposition of fines, sanctions or the revocation of licenses or permits to operate its business. In the event the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, Colombian banking authorities would have the power to take over the Bank's management and operations.

      Colombian banking and financial services laws and regulations are subject to continuing review and changes, and any such changes in the future may have an adverse impact on, among other things, the Bank's ability to make and collect loans and other extensions of credit on terms and conditions, including interest rates, that are adequately profitable, which could materially and adversely affect its results of operations and financial position.

FUTURE COLOMBIAN GOVERNMENT RESTRICTIONS ON INTEREST RATES OR BANKING FEES COULD NEGATIVELY AFFECT THE BANK'S PROFITABILITY.

      In the future, the Colombian Government could impose limitations or additional informational requirements regarding interest rates or fees. A portion of the Bank's revenues and operating cash flow is generated by its consumer credit services and any such limitations or additional informational requirements could materially and adversely affect the Bank's results of operations and financial position.

RELATIVE ILLIQUIDITY OF THE COLOMBIAN SECURITIES MARKETS MAY IMPAIR THE ABILITY OF AN ADR HOLDER TO SELL PREFERRED SHARES.

      The Bank's ADRs are listed on the New York Stock Exchange ("NYSE") and commenced trading in 1995 under the symbol "CIB". Average daily trading volume of ADRs was 136,377 in 2004, 324,492 in 2005 and 374,183 in 2006. The Bolsa de
Valores de Colombia (the "Colombian Stock Exchange") is relatively small and illiquid compared to stock exchanges in major financial centers. In addition, very few issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange.

      A liquid trading market for the Bank's securities might not develop on the Colombian Stock Exchange. A limited trading market could impair the ability of an ADR holder to sell preferred shares (obtained upon withdrawal of such shares from the ADR Facility) on the Colombian Stock Exchange in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADRs.

PERFORMANCE OF THE EXCHANGE RATE MAY AFFECT THE VALUE OF THE DIVIDENDS PAYABLE TO HOLDERS OF ADRS.

      Pursuant to the Colombian Constitution and Law 31 of 1992, the Central Bank maintains the power to intervene on the exchange market in order to consolidate or dispose of international reserves, as well as to control any volatility in the exchange rate, acting through a variety of mechanisms, including discretionary ones.

      The appreciation of the peso against the U.S. dollar was 13.98% in 2004, 4.42% in 2005 and 1.99% in 2006. Revaluation of the peso has a positive impact on the U.S. dollar value of dividends paid to holders of the Bank's ADRs. Unforeseen events in the international markets, fluctuations in interest rates or changes in capital flows, could depress the value of the U.S. dollar thereby decreasing the value of the dividends paid to holders of the Bank's ADRs.

REQUIRED GOVERNMENT APPROVALS RELATING TO OWNERSHIP OF THE BANK'S PREFERRED SHARES AND ADRS MAY AFFECT THE MARKET LIQUIDITY OF THE PREFERRED SHARES AND ADRS

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

      In addition to the above restrictions, pursuant to Colombian securities regulations, any transaction involving the sale of publicly traded stock of any Colombian company, including, in the case of the Bank, any sale of preferred shares (but excluding any sale of ADRs) or common shares, for 66,000 or more UVRs, must be effected through the Colombian Stock Exchange.

THE BANK'S PREFERRED SHARES HAVE LIMITED VOTING RIGHTS

      The Bank's corporate affairs are governed by its by-laws and Colombian law. Under Colombian law, the Bank's preferred shareholders may have fewer rights than shareholders of a corporation incorporated in a U.S. jurisdiction. Holders of the Bank's ADRs and preferred shares are not entitled to vote for the election of directors or to influence the Bank's management policies.

      Under the Bank's by-laws and Colombian corporate law, holders of preferred shares (and consequently, holders of ADRs) have no voting rights in respect of preferred shares, other than the right to one vote per preferred share, in the following events:

            - in the event that changes in the Bank's by-laws may impair the conditions or rights assigned to such shares and when the conversion of such shares into common shares is to be approved;

            - when voting on the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose;

            - when the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding accrued dividends have been fully paid to them;

            - when the general shareholders' meeting orders the payment of dividends with issued shares of the Bank;

            - if at the end of a fiscal period, the Bank does not produce sufficient profits to pay the minimum dividend and the Superintendency of Finance, by its own decision or upon petition of holders of at least ten percent (10%) of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank's directors or officers decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders' meeting, in the terms established by law; and

            - when the register of shares at the Colombian Stock Exchange or at the National Register of Securities is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved.

HOLDERS OF THE BANK'S ADSS MAY ENCOUNTER DIFFICULTIES IN THE EXERCISE OF DIVIDEND AND VOTING RIGHTS.

      You may encounter difficulties in the exercise of some of your rights with respect to shares if you hold ADSs rather than shares. If the Bank makes a distribution in the form of securities, the depositary is allowed, in its discretion, to sell on your behalf those securities and instead distribute the net proceeds to you. Also, under some circumstances, you may not be able to vote by giving instructions to the depositary.

THE BANK IS SUBJECT TO TRADING RISKS WITH RESPECT TO ITS TRADING ACTIVITIES.

      The Bank's trading income is highly volatile. The Bank derives a portion of its profits from its proprietary trading activities and any significant reduction in its trading income could adversely affect the Bank's results of operations and financial position.

      The Bank's trading income is dependent on numerous factors beyond its control, such as the general market environment, overall market trading activity, interest rate levels, fluctuations in exchange rates and general market volatility. A substantial amount of its trading income has been derived from alternative investment strategies such as same-day foreign exchange trades and adjustable-rate bond instruments. A significant decline in the Bank's trading income, or incurring a trading loss, could adversely affect its results of operations and financial position.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

      Founded in 1945 as Banco Industrial Colombiano S.A. or "BIC", Bancolombia is one of Colombia's leading independent financial institutions, providing a wide range of financial products and services to a diversified individual and corporate customer base throughout Colombia. Our businesses comprise the following segments: Retail Banking, Commercial Banking, Small Business Banking, Construction Banking, Government and Institutional Banking, Treasury, Off-shore Commercial Banking, Trust, Leasing, Brokerage, Investment Banking, Manufacturing among others.

      Bancolombia has grown substantially over the years both through organic growth and acquisitions. As of December 31, 2006, Bancolombia had, on a consolidated basis:

      -     Ps 34,489 billion in total assets;

      -     Ps 23,811 billion in total net loans and financial leases;

      -     Ps 23,216 billion in total deposits; and

      -     Ps 3,647 billion in shareholders' equity.

      Bancolombia's consolidated net income for the period ended December 31, 2006 was Ps 749,529 million, representing an average return on equity of 22.10% and an average return on assets of 2.31%.

      Bancolombia was originally established for a fifty-year term, starting on December 9, 1944. In 1994, this term was extended for fifty more years, until December 8, 2044. The Bank is domiciled in Colombia and operates under Colombian laws and regulations, mainly the Colombian Code of Commerce and Decree 663 of 1993, as a sociedad commercial por acciones, de la especie anonima. In 1998, BIC merged with Banco de Colombia S.A. ("Banco de Colombia"), changed its legal name to Bancolombia S.A. and began conducting its activities under the commercial name of "Bancolombia".

      The address and telephone number of the Bank's principal place of business are as follows: Calle 50 No. 51-66, Medellin, Colombia; telephone +(574) 510-8866. Our agent for service of process in the United States is Puglisi & Associates, presently located at 850 Library Avenue, Suite 201, Newark, Delaware 19715.

      Since 1995, Bancolombia has maintained a listing on the NYSE, where its ADSs are traded under the symbol "CIB", and on the Colombian Stock Exchange, where our preferred shares are traded under the symbol "PFBCOLOM". Since 1981 our common shares have been traded on Colombian Exchanges under the symbol "BCOLOMBIA". Bancolombia is currently the only Colombian company listed in the NYSE. See Item 9. The Offer and Listing.

      In 2005, Conavi and Corfinsura merged with and into Bancolombia, with Bancolombia as the surviving entity after the spin-off of part of Corfinsura's investment portfolio to a new entity formed by the former shareholders of Corfinsura.

      The Conavi/Corfinsura merger was completed on July 30, 2005 and was effective with respect to third parties upon the filing of the public deed in the public commercial record of the Chamber of Commerce of Medellin, which took place on August 1, 2005.

      Once the Conavi/Corfinsura merger was completed, the Bank began the process of merging its financial subsidiaries that had similar corporate purposes. On August 1, 2005, Fiduciaria Corfinsura S.A. merged with and into Fiducolombia S.A. (now Fiduciaria Bancolombia S.A.). On October 3, 2005, Comisionista de Colombia - Comicol S.A. (the Bank's securities brokerage subsidiary) merged with and into Suvalor S.A. (now Valores Bancolombia S.A.) On November 30, 2005, Suleasing S.A. merged with and into Leasing Colombia S.A., with Leasing Colombia, S.A. (now Leasing Bancolombia S.A. Compania de Financiamiento Comercial) as the surviving entity. Additionally, due to the fact that Bancolombia (the parent company, as a banking institution independent from its Subsidiaries) cannot engage in investment banking activities under Colombian Law, on July 30, 2005, Colcorp S.A. (BC's Financial Corporation Subsidiary currently named Banca de Inversion Bancolombia S.A.) acquired Corfinsura's Investment Banking Division (a commercial establishment). On November 1, 2005, the process of exchanging shares of Conavi and Corfinsura (post spin-off) for Bancolombia shares as a result of the Conavi/Corfinsura merger was completed.

   RECENT DEVELOPMENTS

      As of June 30, 2006, BC had acquired 16,672,094 shares of Comercia S.A. (currently Factoring Bancolombia S.A. Compania de Financiamiento), which was equivalent to 94.57% of Comercia S.A.'s outstanding shares, from Textiles Fabricato Tejicondor S.A. by means of transactions duly authorized by the Superintendency of Finance. The total value paid by the Bank was approximately Ps 41.85 billion. This purchase was completed through multiple transactions executed in May and June, 2006.

      On October 6, 2006, Bancolombia sold UVR indexed mortgage loans to Titularizadora Colombiana S.A. ("Titularizadora") amounting to approximately Ps
586.25 billion. Such mortgage loans were secured by the Titularizadora through the issuance of mortgage-backed securities TIPS E-8. The purpose of this transaction was to transfer to the capital markets a portion of the Bank's mortgage loans and improve BC's profitability margins and liquidity.

      On November 9, 2006, the Board of Directors of Bancolombia, approved the beginning of the construction of the new headquarters of Bancolombia Group, located in the city of Medellin, at Avenida de los Industriales. The constructed area will be 125 thousand square meters and will have the capacity to accomodate 4,200 employees. It is estimated that the project will be completed in two years. The total investment will be of approximately Ps 316 billion.

      It is expected, based on the analysis carried out by the Bank under applicable Colombian accounting and tax law, that the effects of this investment on the Bank's future consolidated financial will not be material and will be offset mostly by the sale of more than ten buldings where the Bank is currently operating in Medellin.

      On November 14, 2006, in the interest of establishing itself as a customer-oriented financial group based on a universal banking model characterized by its strength, innovation and a wide portfolio of products and services for all segments, Bancolombia and its subsidiaries changed its corporate image.

      From that date, the financial group and the following subsidiaries and affiliates of Bancolombia S.A., are denominated as:

            -     Grupo Bancolombia (formerly Organizacion Bancolombia).

            - Fiduciaria Bancolombia S.A. Sociedad Fiduciaria (formerly Fiducolombia S.A.)

            - Banca de Inversion Bancolombia S.A. Corporacion Financiera (formerly Colcorp S.A.)

            - Valores Bancolombia S.A. Comisionista de Bolsa (formerly Suvalor S.A.)

            - Factoring Bancolombia S.A. Compania de Financiamiento Comercial (formerly Comercia S.A.)

            - Leasing Bancolombia S.A. Compania de Financiamiento Comercial (formerly Leasing Colombia S.A.)

            - Bancolombia Puerto Rico Internacional, Inc. (formerly Banco Corfinsura Internacional Inc.)

            -     Renting Colombia S.A. (formerly Surenting S.A.)

      During December 2006, Bancolombia sold mortgage loans stated in pesos to Titularizadora amounting to approximately Ps 318.66 billion. Such mortgage loans were secured by Titularizadora through the issuance of mortgage-backed securities called TIPS E-2. The purpose of this transaction was to continue with the securitization of part of Bancolombia's mortgage loans portfolio and improve BC's profitability margins and liquidity.

      On December 13, 2006, Almacenar S.A., in a transaction duly authorized by the Superintendency of Finance, spun off by means of public deed No. 10,131 of the 71st Notary's Office of Bogota. The spin-off was effective with respect to third parties upon the filing of the public deed in the public commercial records of the Chamber of Commerce of Bogota and Medellin on December 20 and 28, 2006, respectively. Due to the spin-off, Almacenar S.A. was divided into three different companies: the surviving entity named Almacenar S.A. and two other non-financial companies named Inversiones Valores y Logistica S.A. and LAB Investment & Logistics S.A.

      On December 26, 2006, Bancolombia sold to Portal de Inversiones S.A. its share holding in LAB Investment & Logistics S.A., one of the three corporations resulting from the spin-off of Almacenar S.A., consisting of a 94.33% direct interest and a 3.92% interest held indirectly through Banca de Inversion Bancolombia S.A. Corporacion Financiera (formerly Colcorp S.A). The price of sale amounted to approximately Ps 17.29 billion.

      Portal de Inversiones S.A. is an entity incorporated by the parties with which Bancolombia entered into a preliminary agreement on November 23, 2005, and with which Bancolombia signed a binding letter of intent for the sale of Bancolombia's share holding in Almacenar S.A. on July 14, 2006. Some of the original shareholders of Portal de Inversiones S.A. were former officers and employees of Almacenar S.A.

      On February 26, 2007, in a transaction duly authorized by the Superintendency of Finance, Bancolombia sold to LAB Investment & Logistics S.A. and Portal de Inversiones S.A. 91.08% of its direct interest and 3.79% of its indirect interest, held through Banca de Inversion Bancolombia S.A. Corporacion Financiera, in Almacenar S.A. The transaction price amounted to approximately Ps
11.20 billion.

      On April 30, 2007, in a transaction duly authorized by the Superintendency of Finance, Bancolombia sold to LAB Investment & Logistics S.A. and Portal de Inversiones S.A., 3.567% of its direct interest in Almacenar S.A. The transaction price amounted to approximately Ps 2.1 billion.

      Bancolombia will temporarily use Inversiones Valores y Logistica S.A., the other company resulting from the spin-off of Almacenar, for the purposes of holding certain real estate and other assets.

      On December 21, 2006, by means of a transaction duly authorized by the Superintendency of Finance, Valores Simesa S.A. spun-off and was divided into two companies: the surviving entity still named Valores Simesa S.A. and a company named Inversiones Valsimesa S.A. After the spin-off, Compania Metalurgica Colombiana S.A. - Comecol merged with and into Valores Simesa S.A, with Valores Simesa S.A as the surviving entity.

      Also, during 2006, as duly authorized by the General Shareholders Meeting and the Board of Directors, Bancolombia made donations to different entities in a total amount of Ps 22,596 million represented mainly in fixed and foreclosed assets. The beneficiary entities contribute to social development, protection and welfare, culture, civic-mindedness, charity, health and/or education. Bancolombia does not have any commercial relations with such beneficiary entities except for those related to the rendering of financial services. Bancolombia will try to obtain an additional income tax deduction of up to 25% of the amount of such donations in accordance with the terms of Colombian tax regulations currently in effect.

      Also during 2006, Bancolombia purchased beneficiary rights of Patrimonio Autonomo Fideicomiso CV Sufinanciamiento for an approximate amount of Ps 267,862 million. The Patrimonio Autonomo Fideicomiso CV Sufinanciamiento was constituted by Sufinanciamiento S.A. - Compania de Financiamento Comercial and Fiduciaria Bancolombia S.A. for the purpose of transferring Sufinanciamiento's loans. Pursuant to the contract, Fiduciaria Bancolombia S.A. manages the transferred loans, collects the payments and uses the payments according to certain instructions. In the same contract, the fiduciary delegated the management and collection of payments of the transferred loans to Sufinanciamiento who has to report to the fiduciary the performance of the loans.

      As of December 31, 2006, the transferred loans amounted to Ps 198,681 million.

      On January 9, 2007, Bancolombia made a capitalization of Sufinanciamiento S.A. - Compania de Financiamento Comercial of approximately Ps 23.72 billion.

      As of January 25, 2007, Bancolombia Panama S.A. had acquired 50,000 shares of Suleasing Internacional S.A., equivalent to 100% of Suleasing Internacional S.A.'s outstanding shares, from Inversiones CFNS Ltda., Bancolombia S.A. and Leasing Bancolombia S.A. Compania de Financiamiento Comercial. The acquisition was completed in a series of transactions duly authorized by the Superintendency of Banking of Panama. The value paid by the Bancolombia Panama was approximately US$ 12.7 million.

      On March 30, 2007, Bancolombia made a capitalization of Sufinanciamiento S.A. - Compania de Financiamento Comercial in the amount of Ps 28.47 billion.

   PUBLIC TAKEOVER OFFERS

      During 2006, and as of the date of this Annual Report, there have been no public takeover offers by third parties in respect to the Bank's shares.

      On December 22, 2006, Bancolombia announced, that it has reached a definitive agreement with a group of the controlling shareholders of Banagricola S.A., a sociedad anonima organized under the laws of Panama, ("Banagricola"), through Bancolombia's wholly owned subsidiary Bancolombia Panama S.A., to acquire their 52.9% (currently 53.089144%) controlling interest and up to 100% of the outstanding shares of Banagricola S.A. and its subsidiaries for an aggregate amount of approximately Ps 2,004 billion (approximately US$ 900 million) in cash (including transaction expenses) pursuant to a public tender offer to be made simultaneously in Panama and El Salvador.

      Banagricola is a holding company with several subsidiaries dedicated to banking, commercial and consumer activities, insurance, pension funds and brokerage, among which are Banco Agricola S.A. in El Salvador and Banco Agricola (Panama) S.A. in Panama.

      The transaction will include the acquisition of all of Banagricola's subsidiaries, including the commercial and retail banking, insurance, pension funds and brokerage activities.

      According to financial sector information from the El Salvadorian Financial System Superintendency, Banagricola has a strong franchise in the El Salvadorian financial market, including a large retail bank in El Salvador which holds through its subsidiary Banco Agricola a 29% market share in terms of loans and deposits; it is a significant pension fund manager and holds through its subsidiary AFP Crecer a 52% market share in terms of affiliates; and it is also the largest insurer in El Salvador, through its subsidiary Asesuisa, with a 23% market share.

      As of December 31, 2006, Banagricola had a loan portfolio of over US$ 2.3 billion and a solid and growing client base of over one million clients who are served through a network in El Salvador that is comprised of approximately 122 branches, 347 ATMs and 133 additional points of sale.

      The acquisition of Banagricola will position Bancolombia as a one of several key players in Central America. Thanks to El Salvador's high credit rating status, its dollarized economy and Banagricola's solid financial performance, Bancolombia expects to be able to increase its income generation and diversify its loan portfolio mix, which we expect will reduce risk and exposure concentration.

      Banagricola's low cost, broad and diversified retail deposit base coupled with efficient cost controls give Banagricola key competitive advantages. In addition, potential synergies from this transaction, such as improvement in international funding for Bancolombia, transfer of know how, best practices and cross selling opportunities, are expected to further enhance Bancolombia's earnings. This transaction is expected to be accretive to earnings from 2007 onwards, excluding any effect of potential synergies and one-off charges.

      On December 29, 2006, after the announcement of the Banagricola acquisition by Bancolombia, Fitch Ratings placed the "C" (individual), "BBB-" (local currency long term) and "F3" (local currency short term) ratings of the Bank and its subsidiaries on "negative watch" rating due to the possible impact that such transaction may have on Bancolombia's consolidated capital adequacy.

      On May 2, 2007, Fitch ratings defined the ratings for Bancolombia and its debt as follows: "C/D" (individual), "BB+" (local currency long term IDR) and "B" (local currency short term). It was also announced that the following ratings remain the same "BB+" (foreign currency long term IDR) and "B" (foreign currency short term).

      On March 27, 2007, pursuant to resolution S.B.P. No. 33, the Superintendency of Banking of Panama authorized Bancolombia Panama, to acquire up to 100% of the outstanding shares of Banagricola.

      On March 30, 2007, pursuant to resolution No. 004969, the Superintendency of the Financial System of El Salvador authorized Bancolombia Panama, to acquire indirectly, through the Panamanian corporation Banagricola S.A., the Salvadorian corporations Inversiones Financieras Banco Agricola S.A., Banco Agricola S.A. and Aseguradora Suiza Salvadorena S.A.

      Other related authorizations were previously granted by the Salvadorian Antitrust Regulator ("Superintendencia de Competencia de El Salvador") pursuant to Resolution SC-010-S/C/R-2007 dated March 29, 2007 pursuant to which it was approved the market concentration derived from the acquisition of shares of Banagricola by Bancolombia Panama.

      The Bank has obtained loans from foreign financial institutions amounting to US$ 590 million which will be used for the purchase of foreign currency loans of Bancolombia Panama at market conditions and pursuant the corresponding authorizations and applicable law. The proceeds of these transactions will be used by Bancolombia Panama S.A. for the acquisition of Banagricola.

      On April 2, 2007 Bancolombia Panama S.A. entered into Stock Purchase Agreement with the majority shareholders of Bienes y Servicios, S.A. ("BYSSA") whereby it undertook to acquire a controlling stake in BYSSA, a corporation organized and existing under the laws of the Republic of El Salvador. The Stock Purchase Agreement provided that Bancolombia Panama S.A. will launch a tender offer in El Salvador in order to acquire at least 50.8349% and up to 100% of all the issued and outstanding shares of BYSSA. The maximum purchase price payable in the BYSSA tender offer could amount to approximately US$ 75 million. BYSSA has a significant number of shareholders in common with Banagricola. BYSSA and its subsidiaries provide printing, outsourcing and other services to different companies of the Conglomerado Financiero Banagricola (Banagricola Financial Group). In addition, BYSSA is the sole shareholder of Banagricola de El Salvador, Inc., a company organized and existing under the laws of the State of California, which is engaged in the money transmittal business in states such as California, Maryland, Nevada, New Jersey, Virginia and in the District of Columbia. If the BYSSA Stock Purchase Agreement is terminated, BYSSA is obliged to transfer to Bancolombia Panama S.A., Banagricola de El Salvador, Inc. for US$ 6 million and to enter into a long-term service agreement with Banagricola and/or its subsidiaries.

     On April 9, 2007, after obtaining all the required authorizations, Bancolombia Panama S.A. initiated a simultaneous public tender offer in El Salvador and Panama, for the acquisition of not less than 53.089144% and up to of 100% of the common shares of Banagricola S.A. The tender offer was completed on May 8, 2007. As of May 9, 2007, the preliminary results indicate that the total number of shares tendered represented approximately 89% of the total issued and outstanding shares of Banagricola S.A. We currently expect the tender offer to settle on May 16, 2007.

   CAPITAL EXPENDITURES AND DIVESTITURES

      During 2004, total capital expenditures of the Bank amounted to Ps 46.86 billion. Such investments were made mainly in hardware (Ps 26.88 billion), software (Ps 5.29 billion), and furniture and equipment (Ps 14.69 billion).

      During 2005, total capital expenditures of the Bank, amounted to approximately Ps 51.15 billion. Such investments were made mainly in hardware (Ps 34.74 billion), software (Ps 671 million), and furniture and equipment (Ps
12.3 billion).

      During 2006, total capital expenditures of the Bank, amounted to approximately Ps 104.57 billion. Such investments were made mainly in hardware (Ps 55.40 billion), software (Ps 1.05 billion), and furniture and equipment (Ps
18.31 billion).

      In addition, in 2005 and 2006, the Bank made, on an unconsolidated basis, a series of capital investments amounting to approximately Ps 155.72 billion, the most relevant of which are described below.

            - In 2005, approximately Ps 23 billion was invested in connection with the Conavi/Corfinsura merger, mainly in hardware (Ps 16.24 billion) and in furniture and equipment (Ps
                  4.92 billion). In 2006, such related investments amounted to Ps 41.94 billion.

            -     Also in 2005, the Bank invested a total of approximately Ps
                  3.26 billion in upgrading its central computing system. In 2006, no investments were made in connection with the upgrading of such system.

            - Ps 6.76 billion were invested in 2005 in purchasing new ATMs as well as upgrading the existing ones. In 2006, such investments amounted approximately Ps 16.33 billion and the Bank also invested a total of Ps 2.5 billion in purchasing new electronic points of service ("Punto de Atencion Cercano" or "PAC").

            - In 2006, the Bank finished the overhauling of its computer technology system at branch level, for a total cost of Ps
                  27.20 billion which was invested as follows: Ps 9.06 billion in 2004; Ps 18.12 billion in 2005; and Ps 19 million in 2006.

            - The Bank also invested approximately Ps 4.54 billion, Ps 3.4 billion and Ps 5.1 billion in physical security at branch level during 2004, 2005 and 2006, respectively.

            - In addition, during 2005, approximately Ps 2.4 billion were spent on renovations of the Bank's own buildings as well as of those buildings the Bank rents. In 2006, such investments amounted to approximately Ps 897 million. Also in 2006, Ps 188 million were invested in renovation and maintenance work at the branch network level.

            - During the second half of 2005, the Bank initiated the preliminary stages related to the building of its new administrative headquarters in Medellin. In 2006 the scope of the project was increased to include the Bank's subsidiaries. The current estimated cost of the project is Ps 315.74 billion.

      The following table summarizes the Bank's capital expenditures and divestitures for the years 2004, 2005 and 2006, as of December 31:

    CAPITAL EXPENDITURES (PS MILLION)                     2004             2005             2006               TOTAL
-------------------------------------------              ------           ------           ------             -------
ACH Colombia                                                  -              503                -                 503
Bancolombia Puerto Rico Internacional, Inc.                   -           23,613                -              23,613
Deceval                                                       -            1,192                -               1,192
Fiduciaria Bancolombia                                        -            5,317                -               5,317
Leasing Bancolombia                                      27,177           74,609           30,999             132,785
Multienlace                                                   -            6,318                -               6,318
Proteccion                                                    -           12,464                -              12,464
Redeban Multicolor                                            -            2,198                -               2,198
3001                                                        255           19,382           14,551              34,188
Suleasing Internacional                                                    5,711            8,685              14,396
Suramericana de Inversiones                                   -           58,525                -              58,525
Valores Bancolombia                                           -           33,135                -              33,135
Tecnibanca                                                    -               26                -                  26
Titularizadora Colombiana                                     -           11,161                -              11,161
Sutecnologia                                                  -              113            1,192               1,305
Renting Colombia                                              -           15,831                -              15,831
Inversiones CFNS                                              -            7,700                -               7,700
Comisionista de Colombia                                      -                4                -                   4
Fundicom                                                    850               36                -                 886
Promotora de Hoteles Medellin                                42                7                -                  49
Patrimonio Autonomo Autoamerica
   (Securitization)                                           -            3,460                -               3,460
Inmobiliaria Bancol                                           -               27                -                  27
Grupo Aval Acciones y Valores                                 -               13                -                  13
Textiles Fabricato Tejicondor                                 -               11              234                 245
Future Net                                                2,136                -            1,712               3,848
Factoring Bancolombia                                         -                -           44,238              44,238
Todo Uno Colombia                                             -                -              796                 796
Sufinanciamiento                                              -                -                8                   8
Suleasing International USA, Inc                              -                -            1,119               1,119
Suleasing Internacional do Brasil                             -                -               22                  22
Camara de Compensacion de Divisas de Colombia                 -                -               80                  80
Almacenar                                                     -                -            2,050               2,050
Colombiana de Inversiones                                     -                -              675                 675
Inverargos                                                    -                -              348                 348
ETB                                                           -                -              310                 310
Exito                                                         -                -               59                  59
Tablemac                                                      -                -               64                  64
                                                         ======          =======          =======             =======
TOTAL EXPENDITURES                                       30,460          281,356          107,142             418,958

            DIVESTITURES (PS MILLION)                     2004             2005             2006               TOTAL
-----------------------------------------------           ----            ------           ------              ------
Abocol (2)                                                   -            27,863                -              27,863
Sociedad Portuaria Mamonal (2)                               -               109                -                 109
Sufinanciamiento (2)                                         -                 4                -                   4
Carreteras Nacionales del Meta (2)                           -               106            5,509               5,615

            DIVESTITURES (PS MILLION)                     2004             2005             2006               TOTAL
-----------------------------------------------           ----            ------           ------              ------
Compania Metalurgica Colombiana(1)                           -               195                -                 195
Acerias Paz del Rio (2)                                      -                 1                -                   1
Minerales Industriales (2)                                   -             1,718                -               1,718
Novaventa (2)                                                -                76                -                  76
Interconexion Electrica S.A. (2)                           500                 -                -                 500
Fideicomiso Devinorte S.A. (2)                               -                 -            5,277               5,277
Venrepa(1)                                                   -                 -            2,535               2,535
3001(3)                                                      -                 -           34,873              34,873
Sociedad Portuaria regional de Barranquilla (2)              -                 -              230                 230
Ferrominera en liquidacion(1)                                -                 -               60                  60
Promotora de Manufactura para Exportaciones                  -                 -               11                  11
Suramericana de Inversiones(2)                               -                 -           67,004              67,004
Lab Investment & Logistics(2)                                -                 -           17,704              17,704
Grupo Aval acciones y valores(2)                             -                 -               13                  13
                                                           ===            ======          =======             =======
TOTAL DIVESTITURES                                         500            30,072          133,216             163,788

----------
(1)   Investments Charged-off

(2)   Investments Sold

(3)   Settlement

B. BUSINESS OVERVIEW

B.1. GENERAL

      The Bank offers a wide range of banking products and services to large corporate customers, small and medium-sized enterprises ("SME") and individuals. In its three main customers segments (retail, corporate and construction), the Bank's products and services include deposits, personal and corporate loans, mortgage loans, credit and debit cards, electronic banking, cash management, investment banking, fiduciary and custodial services and dollar-denominated products, foreign and trade brokerage services, among others. In addition, BC's customers have access to a large network of branches and ATMs in Colombia. According to financial sector information disclosed by the Superintendency of Finance, BC has the largest service network of any private financial institution in Colombia, with 701 branch offices and 1,330 ATMs operating in 162 cities as of December 31, 2006. For the year ended December 31, 2006, BC had a positive return on average assets of 2.31% and a positive return on average shareholders' equity of 22.10%. See Item 5. Operating and Financial Review and Prospects for a detailed discussion on the results of the Bank's operations.

      The following table sets forth the Bank's (unconsolidated) market share of the Colombian banking market according to information compiled by the Superintendency of Finance for the years 2004, 2005 and 2006:

BANCOLOMBIA'S (UNCONSOLIDATED) MARKET       JANUARY - DECEMBER          JANUARY - DECEMBER        JANUARY - DECEMBER
              SHARE (1)                            2004                        2005                      2006
-------------------------------------       ------------------          ------------------        ------------------
Total net loans                                    13.8%                      20.8%                      20.9%
Total checking accounts                            17.9%                      19.5%                      20.9%
Total savings accounts                             10.5%                      18.5%                      18.4%
Total time deposits                                11.8%                      18.0%                      15.5%

---------------------------
(1) Including fomer Conavi and Corfinsura since 2005.

Source: Superintendency of Finance. Average for the twelve-month period of each year.

B.2. OPERATIONS

      The following tables set forth BC's revenues by category of activity for each of the last three fiscal years:

                          YEAR ENDED DECEMBER 31, 2004

                                                                                                      (in millions of Ps)
                                                                         Small      Governmental
                                               Retail    Commercial    Business  and Institutional                Corporate
                                               Banking     Banking      Banking       Banking        Treasury    Headquarters
                                             ----------  ----------   ---------- -----------------   ---------   -------------
Revenues from external customers             Ps 226,318  Ps  33,013   Ps  34,582     Ps 20,277       Ps      -    Ps    5,661
Revenues and expenses from transactions
  with other operating segments of the Bank      48,585      27,669       36,438        24,402               -       (104,324)
Interest income                                 597,066     208,387      200,207        43,857         471,270         41,192
Provision for loans losses                   Ps  51,614  Ps   3,265   Ps   4,358     Ps   (326)      Ps  4,028    Ps  (28,444)

                                              Offshore
                                             Commercial                                                    All other
                                               Banking    Trust     Leasing  Brokerage (1)  Manufacturing  Segments      TOTAL
                                             ---------- ---------  --------- -------------  -------------  ---------  -----------
Revenues from external customers             Ps   7,234 Ps 49,178  Ps 88,265  Ps    7,842    Ps   42,285   Ps 90,355  Ps  605,010
Revenues and expenses from transactions
  with other operating segments of the Bank       4,063       817       (582)         196         10,720       8,382       56,366
Interest income                                 172,103     6,412     21,918        8,894            444      16,195    1,787,945
Provision for loans losses                   Ps  36,046 Ps  1,165  Ps 20,293  Ps      148    Ps    1,735   Ps  2,504  Ps   96,386

----------
(1) In the Annual Report of 2004, Brokerage was not considered by the management as an individual operating segment, it was included in "All Other Segments". For year 2005 and with the introduction of Suvalor as a result of the Conavi/Corfinsura merger, brokerage become an operating segment subject to evaluation by the management.

                          YEAR ENDED DECEMBER 31, 2005

                                                                                                              (in millions of Ps)
                                                                  Small                   Governmental
                                        Retail    Commercial    Business  Construction  and Institutional                Corporate
                                        Banking     Banking      Banking    Banking          Banking        Treasury    Headquarters
                                      ----------  ----------   ---------- ------------  -----------------   ---------   ------------
Revenues from  external customers     Ps  474,916 Ps  32,652   Ps  50,724 Ps  1,104           Ps 15,092     Ps      -    Ps  19,572
Revenues and expenses from
  transactions with other operating
  segments of the Bank                     76,998    145,022      161,358     3,118             27,850              -      (414,894)
Interest income                         1,059,092    379,434      375,839    40,244             82,570        828,418        (3,320)
Provision for loans losses            Ps   77,229 Ps   3,497   Ps  13,338 Ps  1,774           Ps 1,913      Ps 27,560   Ps   16,176

                                       Offshore
                                      Commercial                                                       All other
                                       Banking     Trust    Leasing   Brokerage (2)     Manufacturing   Segments         TOTAL
                                      ---------- --------- ---------  -------------     -------------  -----------   ------------
Revenues from  external customers     Ps 12,618  Ps 58,431 Ps 308,027  Ps  67,346         Ps  3,461      Ps 83,161   Ps 1,127,104
Revenues and expenses from
  transactions with other operating
  segments of the Bank                   10,604        753      6,654      (2,547)             (707)        22,823         37,032
Interest income                         178,409      9,902     67,845      59,488               129         25,460      3,103,510
Provision for loans losses            Ps 28,538  Ps    850 Ps  19,459   Ps     11          Ps    12      Ps  1,765   Ps   192,122

----------
(2) In the Annual Report of 2004, Brokerage was not considered by the management as an individual operating segment, it was included in "All Other Segments". For year 2005 and with the introduction of Suvalor as a result of the Conavi/Corfinsura merger, brokerage become an operating segment subject to evaluation by the management.

                          YEAR ENDED DECEMBER 31, 2006

                                                                                                                (in millions of Ps)
                                                                 Small                    Governmental
                                       Retail    Commercial    Business  Construction   and Institutional                Corporate
                                       Banking     Banking      Banking    Banking           Banking        Treasury    Headquarters
                                     ----------  ----------   ---------- ------------   -----------------   ---------   ------------
Revenues from  external customers    Ps 428,531  Ps 134,992   Ps 117,282 Ps  2,341         Ps  36,377       Ps      -    Ps  (1,012)
Revenues and expenses from
  transactions with other operating
  segments of the Bank                   69,727     297,645       92,006     2,967             54,498               -      (455,981)
Interest income                         820,398     756,876      387,043    65,823            172,830         400,053         7,462
Provision for loans losses           Ps  86,327  Ps  (7,179)   Ps 37,829 Ps  1,456         Ps (37,106)      Ps(30,134)   Ps  80,446

                                       Offshore
                                      Commercial                                                      All other
                                       Banking     Trust    Leasing    Brokerage       Manufacturing   Segments        TOTAL
                                      ---------- --------- ---------  -----------      -------------  -----------   -----------
Revenues from  external customers     Ps     130 Ps 64,550 Ps 38,515   Ps 71,066         Ps   2,999    Ps 82,755    Ps  978,526
Revenues and expenses from
  transactions with other operating
  segments of the Bank                    12,493     1,112    12,691        (850)              (705)      73,500        159,103
Interest income                          495,222     4,419   437,977      62,454                217        6,629      3,617,403
Provision for loans losses            Ps  13,316 Ps    533 Ps 51,741   Ps  3,862         Ps      43    Ps  1,638    Ps  202,772

      The following table sets forth BC's geographic revenues and long-lived assets distribution as of December 31, 2004, 2005 and 2006:

                                                                     AS OF DECEMBER 31,
                                  ------------------------------------------------------------------------------------------------
                                             2004                               2005                              2006
                                  ------------------------------   -------------------------------    ----------------------------
                                                                              (Ps million)
                                  ------------------------------------------------------------------------------------------------
                                                       LONG                             LONG                            LONG
GEOGRAPHIC INFORMATION               REVENUES      LIVED-ASSETS       REVENUES       LIVED-ASSETS       REVENUES     LIVED-ASSETS
----------------------            ------------    --------------   --------------   --------------    ------------  --------------
Republic of Colombia              Ps 2,284,240      Ps 340,304     Ps   3,990,600   Ps     734,419    Ps 3,801,365   Ps  878,917
Republic of Panama and Cayman
     Islands                           183,400           1,692            202,018           29,810         512,629        12,285
Puerto Rico                                  -               -             42,897              131          37,171           141
USA                                      7,002             577             11,965              326          31,630           928
                                  ------------      ----------     --------------   --------------    ------------   -----------
   Total                             2,474,642         342,573          4,247,480          764,686       4,382,795       892,271
Eliminations of intersegment
     operations                        (56,366)         (1,119)           (37,032)           7,144        (159,103)          (13)
                                  ------------      ----------     --------------   --------------    ------------   -----------
    TOTAL, NET                    Ps 2,418,276      Ps 341,454     Ps   4,210,448   Ps     771,830    Ps 4,223,692   Ps  892,258
                                  ============      ==========     ==============   ==============    ============   ===========

      The following table summarizes and sets forth BC's total revenue over the last three fiscal years:

                                                                                 FOR THE YEARS
                                                              ---------------------------------------------
                                                                  2004              2005           2006
                                                              ------------      ------------   ------------
                                                                              (Ps million)
                                                              ---------------------------------------------
REVENUES
Revenues for reportable segments(1)                           Ps 2,499,321      Ps 4,267,646   Ps 4,755,032
Non-operating income(2)                                            (24,679)          (20,166)      (372,237)
Elimination of intersegment revenues                               (56,366)          (37,032)      (159,103)
                                                              ------------      ------------   ------------
    Total revenues for reportable segments(3)                 Ps 2,418,276      Ps 4,210,448   Ps 4,223,692
                                                              ============      ============   ============

---------------
(1) Total revenues for reportable segments includes Revenues from external customers, Revenues and expenses from transaction with other operating segments of the same enterprise and interest income.
(2) Non-operating income represent other income classified as revenue for segment reporting purposes.
(3) Total revenues for reportable segments include interest, fees, other services and other operating income.

      The following table lists the main revenue-producing fees along with their variation from the prior fiscal year:

                                                                   FOR THE YEARS                     GROWTH
                                                     -----------------------------------------      ---------
                                                        2004            2005           2006         2006/2005
                                                     -----------------------------------------      ---------
                                                                      (Ps million)
                                                     -----------------------------------------      ---------
MAIN FEES AND COMMISSIONS
Commissions from banking services                    Ps  53,082     Ps  101,355     Ps 162,273        60.10%
Electronic services and ATMs fees                        39,163         101,299         85,049       (16.04%)
Branch network services                                  37,929          48,984         62,403        27.39%
Collections and payments fees                            38,654          56,670         74,708        31.83%
Credit card merchant fees                                 8,251          10,076          8,150       (19.11%)
Credit and debit card annual fees                        80,290         205,606        238,898        16.19%
Checking fees                                            49,391          54,846         60,083         9.55%
Warehouse services                                       49,072          62,155         72,494        16.63%
Fiduciary activities                                     50,425          60,131         62,114         3.30%
Brokerage fees                                            8,669          68,231         67,034        (1.75%)
Check remittance                                         10,850          10,579         11,040         4.36%
International operations                                 23,997          36,484         34,281        (6.04%)
Fees and other service expenses                         (40,715)        (48,087)       (70,866)       47.37%
                                                     ----------     -----------     ----------        -----
     TOTAL FEES AND INCOME FROM SERVICES, NET        Ps 409,058     Ps  768,329     Ps 867,661        12.93%
                                                     ==========     ===========     ==========        =====

B.3. OUR BUSINESS

      Bancolombia is a full service financial institution engaged in retail banking, corporate banking and other financial activities directed toward its major customer segments which are retail, corporate and construction. The Bank offers traditional banking products and services, such as checking accounts, saving accounts, time deposits (which are tradable certificates of deposits), lending (including overdraft facilities), mortgage loans, credit cards, and cash management services. It also offers non-traditional products and services, such as pension banking, bancassurances, international transfers, fiduciary and trust services, leasing, brokerage services and investment banking.

      The Bank organizes its business activities into three primary segments:
"Retail and SMEs Banking", "Corporate Banking" and "Construction Banking", the main characteristics are briefly explained in this section.

      These segments are also disclosed in the Notes to Consolidated Financial Statements as follows: "Retail and SMEs Banking" is divided into two reportable segments, Retail Banking and Small Business Banking while "Corporate Banking" is included in the reportable segment Commercial Banking. "Construction Banking" is included in the Notes to Consolidated Financial Statements without any difference from this section.

B.3.i. RETAIL AND SMALL-AND MEDIUM-SIZED ENTERPRISES ("SMEs") BANKING

      In moving towards a universal banking model, the Bank provides retail and SMEs banking services to a total of 7 customer segments, comprised of both individuals and corporations, offering the Bank's customers a wide range of products and services. This is an important banking division with regard to the volume of deposits and commissions obtained, which at the same time creates value for the Bank as a whole. According to BC's customer information system, this division of the Bank had more than 5,112,878 customers as of December 31, 2006.

      As of December 31, 2004, 2005 and 2006, BC's Retail and SMEs banking division represented 37%, 27% and 28%, respectively, of BC's total loan portfolio. As of December 31, 2006, this banking division represented 46% of BC's total loan porfolio, in a non consolidated basis. This includes retail, commercial, housing and microfinancing loans, representing an increase of 40% as compared to 2005. As of December 31, 2006, past due loans for these banking divisions represented 4.0%. As of the same date, in terms of deposits, the Retail and SMEs Banking Division represented 60.3% of the aggregate and 72.8% of the commissions received by BC. This division represented 63.7% of the total commercial management income (including intermediary income and fees) for both BC and subsidiaries, representing a 26.3% increase in 2006.

      In 2006, as a result of the Conavi/Corfinsura merger, BC redefined its Retail and SMEs service segmentation policy, by adding the Personal Plus Banking segment (for the mid-income bracket) in order to provide BC customers with more adequate value proposals for their financial needs.

      Following is a brief description of each of the 7 customers segments in this division (Personal Banking, Personal Plus Banking, Preferential Banking, Prestige Banking, SMEs Banking, Entrepreneurial Banking and Government SMEs Banking), including their respective portfolio of products and services as well as certain significant achievements accomplished in 2006.

B.3.i.a. PERSONAL BANKING SEGMENT

      The Personal Banking segment provides services to individuals with monthly income of up to Ps 1 million, such as employees, housewives, pensioners, children, young students and freelance professionals.

      BC offers to customers in this segment the possibility of accessing the financial markets, providing them with a portfolio of products that are both economic and easily handled. In addition, this segment offers permanent customer service via BC's extensive network of branch offices located throughout Colombia and in different channels, thereby presenting a solution to their financial needs and providing an excellent service to customers, many of whom are having their first experience in the financial sector.

      The number of customers for each sub-segment that comprises this segment, is as follows:

    SUB-SEGMENTS             AS OF DECEMBER 31, 2006
----------------------       -----------------------
High Income                            738,890
Low Income                           2,787,033
                                     ---------
Total Personal Banking               3,525,923
                                     =========

      The subsegmentation of the Bank's customers is a tool used by BC's sales force which allow them to market and target products that are suited for the customers' level of income and its other needs.

      The Bank offers the following products and services to the customers in the Personal Banking segment (the basic portfolio is offered to all customers in this segment while the complementary portfolio is offered according to the customer's particular needs).

Basic Portfolio

      These customers are, in general, dealing with their first experience in the financial sector and, given their economic capacity, are provided with straightforward products that are easy to handle and have special tariffs. Some of these products include:

            -     Different savings accounts plans;

            -     Debit cards;

            - Bancassurance (life/tuition insurance), for more information see Item 4. Information on the company - B. Business Overview
                  - B.5. Products and Services - B.5.iv. Other Products - B.5.iv.d Bancassurance (Life/Tuition/Residential Insurance;

            -     Plan Semilla (an investment fund managed by Fiduciaria
                  Bancolombia);

            - Mortgage loans for low income housing (Vivienda de Interes Social- VIS) ; and

            -     Credit card (MasterCard Ideal).

Complementary Portfolio

      Some of the products offered as part of the complementary portfolio are:

            - Children's and Young People's savings accounts (up to the age of 25);

            -     Voluntary pension funds;

            -     Personal loans;

            -     Credit card (Visa Exito; cobranding card);

            -     International money transfers;

            - Prepaid card (debit card that is not associated to a savings account and is used among other things for payroll, bonus and prizes);

            - Credit cards (MasterCard Classic, Visa Classic and American Express);

            -     Student credit card (Gente U credit card);

            -     Payroll loans;

            -     Time deposits;

            -     Household insurance; and

            -     Mutual investment funds.

Progress and Innovations

      Below is a summary of certain key features of this segment in 2006.

            - 50% of customers in this segment are employees, and for this group the Bank has developed a portfolio of products combining different savings and financing options which are described below.

            - In November 2006, BC introduced the MasterCard Ideal Credit Card on a large-scale level. This card was designed especially for the low-income bracket. As of December, 31 2006, BC had 38,000 cards in circulation.

            - In 2006, BC paid more than 1,000,000 international money transfers, through 9 agreements that the Bank has signed with remittance agencies and 4 financial institutions. 22% of said transfers were automatically credited to customer accounts.

            - In 2006, BC sold more than 300,000 insurance policies for life, tuition and home-owners insurance, making BC the second largest insurance policies vendor in Colombia(1).

            - Non-banking correspondents ("Corresponsales No Bancarios"), a new distribution channel incorporated in 2006, had a significant impact in this segment. For more information about this channel see Item 4. Information on the Company - B. Business Overview - B.4. Distribution Network.

B.3.i.b. PERSONAL PLUS BANKING SEGMENT

      The Personal Plus Banking segment provides services to individuals with monthly income between Ps 1 million and Ps 5 million such as employees, individuals with independent means, freelance professionals, pensioners and housewives.

-------------
(1)  Source: Federacion de Aseguradores Colombianos - Fasecolda

      BC offers to customers in this segment a broad portfolio of products and services designed to satisfy all the customers needs with regard to transactions, investment and financing. BC also offers these customers a comprehensive network of branch offices as well as on-line access to products and services.

      This segment is divided into the following two subsegments:

                                               CUSTOMERS AS OF DECEMBER 31,
                                               2006 (CUSTOMER INFORMATION
SUB-SEGMENTS                                            SYSTEM)
-----------------------------------            ---------------------------------
Basic (1)                                                     908,929
High-End (2)                                                  258,070
Total Personal Plus Banking Segment                         1,166,999

----------
(1) Basic: Customers earning monthly incomes ranging from Ps 1 million to Ps 2 million.

(2) High-End: Customers earning monthly incomes ranging from Ps 2 million to Ps 5 million.

      The Bank offers the following products and services to the customers in the Personal Plus Banking segment (the basic portfolio is offered to all customers within this segment while the complementary portfolio is offered according to the customer's particular needs).

   Basic Portfolio

            -     Savings accounts and debit cards;

            - Credit cards (MasterCard Classic, Visa Classic and American Express Blue);

            - Personal credit, AudioPrestamo loans (disbursed by phone/Internet) or payroll loans;

            -     Mortgage loans (Casa Propia para Todos - CPT);

            - Funds offered by BC's subsidiaries (Valores Bancolombia y Fiduciaria Bancolombia); and

            -     Insurance policies (life, home and tuition insurance).

   Complementary Portfolio

            -     Checking accounts and overdrafts;

            -     Credit card (American Express Green);

            - Time deposits with BC and its subsidiaries (Leasing Bancolombia and Sufinanciamiento);

            - AFC savings accounts (Ahorro para el Fomento de la Construccion - AFC);

            -     Pension banking (Bancapensiones); and

            -     International money transfers.

   Progress and Innovations

      Below is a summary of certain key features of this segment in 2006.

            - As it relates to the MasterCard franchise, in 2006 BC lead the market in purchase volume, number of cards issued and accumulated billings. The Bank also offers its customers a degree of distinction and recognition with the American Express credit cards, an exclusive franchise for the benefit of BC's customers.

            - On March 6, 2006, the CPT product was launched, consisting of loans targeting individuals wanting to purchase new or existing housing or to build their own homes. The impact in the market together with the extensive experience that former Conavi has in the mortgage loan segment, has positioned BC as one of the lead players in this product and has been instrumental in more Colombians being able to acquire their own homes.

            - BC is also a leader in sales to collective customer groups (i.e. customers with similar characteristics, needs and expectations such as pay roll employees and pensioners) by means of specialized sales forces. Using this method the Bank is able to handle, advise and assist its customers much more efficiently.

B.3.i.c. PREFERENTIAL BANKING SEGMENT

      The Preferential Banking segment provides services to individuals with monthly incomes of more than Ps 5 million or annual sales of more than Ps 100 million such as employees, pensioners, students, housewives, individuals with independent means or freelance professionals.

      BC offers to these customers personalized attention provided by an account manager or executive, as well as an exclusive portfolio of products and services and certain preferential banking procedures.

      The increase in the number of customers in this segment and the cross-selling indicator ("CSI") are shown in the table below:

                                    2004             2005            2006(i)
                              ----------------- ---------------- ---------------
Numbers of Customers                     51,526           58,641          77,132
Cross-selling indicator                    5.05             5.22            4.87
                              ================= ================ ===============

------------
(i) Includes the number of customers who are serviced by the preferential service branch and the high-income branch format.

      (Source: BC's customer information system)

      The Bank offers the following products and services to the customers in the Preferential Banking segment (the "basic portfolio" is offered to all customers in this segment while the Complementary Portfolio is offered according to the customer's particular needs).

   Basic Portfolio

            -     Preferential accounts with the following features:

                  -     Checking accounts with an overdraft line of credit;

                  -     Savings accounts;

                  -     Preferential debit cards; and

                  - AudioPrestamo loans (disbursed by telephone or internet);

            -     Fiducuenta (fixed income fund);

            -     Mortgage loans and Prestahogar housing loans;

            -     AFC saving accounts; and

            -     Credit cards (Personal, Gold and Platinum).

   Complementary Portfolio

                  -     Personal loans and preferential loans;

                  -     Vehiprestamo loan for purchase of vehicles;

                  -     Pension banking ;

                  -     Mutual funds;

                  -     Time deposits (in Colombian pesos or U.S. dollars);

                  -     U.S. dollar accounts;

                  -     Credit cards (Visa Cayman);

                  -     Financial leasing for vehicles and housing; and

                  -     Insurance policies (life, home, tuition insurances).

      As of December 31, 2006, the Bank offered to the Preferential Banking customers the following exclusive portfolio of products:

                  -     Preferential accounts;

                  -     Preferential loans;

                  -     Loans and Audioprestamo loans (at a preferential rate);

                  -     Preferential debit cards;

          -    Preferential savings; and

          -    Credit cards (Platinum).

  Progress and Innovations

     The following is a summary of certain key features of this segment in 2006.

          - Four new Preferential Banking service branches were opened in Bogota, Medellin, Cali and Barranquilla for the exclusive purpose of attending the most important customers in this segment.

          - The management program of this segment has been extended to the former Conavi network. In this program the Bank has selected the former Conavi's customers who satisfy the Preferential Banking Segment's parameters required by this banking segment. Approximately 15,000 customers from the former Conavi network were selected in order to proceed with this initiative. This initiative lead to the training of 190 managers and 95 tutors (Account Managers) in the philosophy and characteristics of this segment and its specialized customer service.

          - The centralized management of this segment was extended to Bogota, where two executives service customers from different branches.

          - In 2006, this segment launched a new line of credit in which pensions held with Proteccion S.A.(2) may be pledged. As of December 31, 2006 a total of Ps 10.7 billion were loans disbursed.

          - In 2006, commercial initiatives were deployed to increase the CSI and the financial contribution provided by the customers in this segment, mainly promoting mortgage loans with the CPT product, pre-approved credit quotas and credit cards and upgrading the Classic credit cards to Gold credit cards.

B.3.i.d. PRESTIGE BANKING SEGMENT

     The Prestige Banking segment works with both individuals and family businesses with managed assets with a net worth of more than US$ 100,000. The added value proposal focuses on providing the segment with optimum management and comprehensive advisory services, as well as the opportunity to access other products for the purpose of managing both local and international portfolios.

     As of December 31, 2006, this segment consisted of more than 1,400 customers managed by the Bank and more than 2,000 customers with assets exceeding US$ 100,000 who are managed by Valores Bancolombia.

-----------
(2) Proteccion S.A. is a Colombian pension and severance fund.

     The Bank offers the following products and services to the customers in the Prestige Banking segment (the basic portfolio is offered to all customers in this segment while the complementary portfolio is offered according to the customer's particular needs).

  Basic Portfolio

     -    Off-shore:

               - Checking accounts, savings accounts and time deposits issued by Bancolombia Panama, Bancolombia Cayman and Bancolombia Miami Agency.

               - Fixed and variable income products offered through Suvalor Panama.

               - Fixed and variable income products offered through different correspondent agreements that Valores Bancolombia has entered into with Smith Barney, UBS International and Man Investments.

     -    In Colombia:

               - Time deposits offered through Bancolombia and its subsidiaries in the country.

               - Trust and securities funds offered by Fiduciaria Bancolombia and Valores Bancolombia, respectively.

               - Fixed and variable income products offered through Valores Bancolombia.

  Complementary Portfolio

               -    Credit cards issued by Bancolombia Cayman;

               -    Secured loans; and

               -    Purchase of foreign exchange, forwards, options, etc.

  Progress and Innovations

          Below is a summary of certain key features of this segment in 2006.

               - In 2006, this segment was further consolidated with a portfolio including both BC products and those obtained by correspondent bank agreements through Valores Bancolombia and Suvalor Panama.

               - In 2006, Bancolombia's integrated business model was defined, thus the Bank expects an increase in the results obtained by the entire team management and the consolidation of the strategic handling of this segment into a single business unit.

B.3.i.e. SMEs BANKING SEGMENT

     The SMEs Banking segment serves both individuals and corporations with annual sales ranging between Ps 250 million to 10.5 billion who work independently (as part of the retail, cattle-farming and agricultural sectors, among others).

     The SMEs Banking Segment is divided into managed and non-managed subsegments. Customers in the managed subsegment are directly serviced by a branch manager or a SMEs executive responsible for providing permanent assistance and advice. Each manager or SMEs executive is responsible for an average of 120 customers. Customers in the non-managed subsegment instead are served by non-especific managers.

     The value added proposal offered to customers in the SMEs Banking segment consists of the following:

     - Personalized customer service by a senior executive or branch manager, with comprehensive knowledge of the customer;

     -    Basic product portfolio according to different economic sectors;

     -    Online and e-mail solutions; and

     -    Advisory services and educational programs for customers.

     The number of customers in this segment has increased as follows:

                                                                   % INCREASE
    CUSTOMERS                      2004       2005       2006       2006/2005
---------------------             ------     ------    -------      ---------
Managed customers                 29,450     30,601     40,603        32.69%
Non-managed customers             44,487     46,275     76,496        65.31%
                                  ------     ------    -------        -----
   TOTAL                          73,937     76,876    117,099        52.32%
                                  ======     ======    =======        =====

     The Bank offers the following products and services to the customers in the SMEs Banking segment (the basic portfolio is offered to all customers in this segment while the complementary portfolio is offered according to the customer's particular needs).

  Basic Portfolio

               -    Checking accounts;

               -    Savings accounts;

               - Integrated Treasury Management ("Manejo Integral de Tesoreria" or "MIT");

               - Local currency loan portfolio (including ordinary and online Credipago loans;

               -    Corporate credit cards; and

               -    Colombian taxes and customs duty payments.

  Complementary Portfolio

               -    Foreign currency loans;

               -    Loans funded by Colombian development banks;

               -    Leasing;

               -    Treasury loans;

               -    Discounting of invoices;

               -    Trade finance;

               -    Acquiring business (See Item 4. Information on the Company -
                    B. Business Overview - B.5. Products and Services - B.5.iii.c. Acquiring Business);

               -    Mutual and investment funds;

               - Special lines of credit guaranteed by the Colombian National Guaranty Fund (Fondo Nacional de Garantias or "FNG", a Government entity responsible for issuing guaranties to micro-small and medium-sized businesses), and the Colombian Agricultural Guaranty Fund (Fondo Agricola de Garantias or "FAG"); and

               -    Fiduciaria Bancolombia special products and services.


  Progress and Innovations

     Below is a summary of certain key features of this segment in 2006.

               - The FNG awarded Bancolombia for being the bank that disbursed the greatest volume of FNG-guaranteed loans within the SMEs Banking segment in the entire country as of December 31, 2006. As of such date, BC had disbursed a total of Ps 1 billion in loans secured by the FNG.

               - This segment grew 36.7% with regard to its commercial loan portfolio, reaching Ps 2,891 billion as of December 31, 2006. Its leasing portfolio grew 74% reaching a total of Ps 1,096 billion as of December 31, 2006.

               - In 2006, a "pre-management" initiative was commenced with regard to customers from the former Conavi network (a total of 5,316 customers), producing excellent results.

               - In 2006, BC continued with its efforts to encourage customer loyalty in the SMEs Banking segment through training events, where BC was able to train a total of 3,200 customers in subjects such as "Corporate Governance", "Family business", "Coaching" and "Strategic Planning". These events were held in main cities and towns in Colombia to ensure the best possible nationwide coverage.

B.3.i.f. ENTREPRENEURIAL BANKING SEGMENT

     This Entreprenurial Banking segment serves customers with annual sales of up to Ps 250 million and with assets in an aggreagate amount of up to 501 SMMLV which as of December 31, 2006 was equivalent to Ps 204.4 million, such as corporations and individuals with independent means, retailers, manufacturers of goods and service-providers, agricultural farmers, cattle farmers and transporters directly involved in these activities.

     Freelance professionals with a degree, who exercise their profession in an independent manner such as dentists, lawyers and accountants, among others, do not qualify for this segment.

     The added value proposal for this segment consists of the following:

               - A product portfolio based on satisfying the financing, transaction, savings, investment and insurance needs of the customer.

               - Service and access to all the products available via the virtual branch, telephone banking and ATMs, as well as PAC located in outlying areas.

               -    Extensive network of branches throughout Colombia.

               - A responsive, comprehensive and specialized service for BC's customers.

     As a result of the Conavi/Corfinsura merger, the Entrepreneurial Banking segment was divided in the following subsegments:

                             NUMBER OF CUSTOMERS AS
                              OF DECEMBER 31, 2006
                              (CUSTOMER INFORMATION
     SUB-SEGMENTS                    SYSTEM)
-----------------------      -----------------------
Without sales (1)                    154,527
Simple (2)                            39,793
Extended (3)                          18,263
Expanded (4)                           9,266
                                     -------
   TOTAL                             221,849
                                     =======

----------
(1)  Without sales: annual sales between Ps 0 and Ps 1 million

(2)  Simple: annual sales between Ps 1 million and Ps 50 million

(3)  Extended: annual sales between Ps 50 million and Ps 120 million

(4)  Expanded: annual sales between Ps 120 million and Ps 250 million

     The Bank offers the following products and services to the customers in the Entrepreneurial Banking segment (the basic portfolio is offered to all customers in this segment while the complementary portfolio is offered according to the customer's particular needs).

  Basic Portfolio

          - Credit (for working capital, purchase of fixed assets or substitution of fixed assets);

          -    Savings account;

          -    Debit cards; and

          -    Bancassurance.

  Complementary Portfolio

          -    Plan Semilla;

          -    International money transfers;

          - Account for deposits originated from international money transfers (Cuenta Giros);

          -    Checking accounts; and

          -    Credit cards.

     There are two service methodologies for customers in the Entrepreneurial Banking segment:

          - Services provided through the BC's network, which include products such as deposits, loans, credit cards, insurance and others. 57% of BC's customers are provided with an electronic payment solution via debit cards or credit cards.

          - Service provided through BC's "Specialized Executive" model which consists of a personalized service with a network of 13 specialized offices located in the main cities of Colombia (Bogota, Medellin, Cali, Barranquilla and Bucaramanga), where 100 credit executives provide banking services based on the personal and financial profiles obtained from customer analysis. In order to receive this personalized service, customers must meet certain additional criteria, such as maximum loan disbursements of Ps
               10.2 million (in 2006); maximum of 10 employees; and not having business registrations that would otherwise allow them easy access to the financial sector.


  Progress and Innovations

     Below is a summary of certain key features of this segment in 2006.

          - As of December 31, 2006, the loan portfolio was Ps 21.9 billion for customers who were serviced by the specialized team with an average maturity term of 13 months. This represents a growth rate of 28% as compared to 2005.

          - As of December 31, 2006, the CSI for the customers serviced by BC's team of specialized executives was 3.32 products per customer.

          - 27% of the customers in this segment use BC as their first time provider of financial services.

B.3.i.g. GOVERNMENT SMEs BANKING SEGMENT

     In August 2005, after the Conavi/Corfinsura merger, a decision was made to create a new line of business to attend the governmental segment as part of the Bank's Retail and SMEs Banking services.

     The customers that comprise this segment are:

          - Municipalities with income levels lower than the equivalent of 30,000 SMMLV, as well as towns with income in excess of this figure where corporate and government banking services are not available, together with their respective decentralized entities.

          - Regional entities (departamentos) where there are no corporate banking services available, along with their respective decentralized entities.

     BC provides customers in this segment with specialized support in connection with regulation compliance and the dynamics of the public sector through five "government" managers responsible for rendering personalized customer service and advice through BC's nationwide network of offices. Likewise, the Bank also provides a specific line of credit for the customers in this segment, in compliance with applicable legislation in Colombia.

     As of December 31, 2006, the Government SMEs Banking segment had a total of 1,750 customers distributed in 245 branches.

     The Bank offers the following products and services to the customers in the Government SMEs Banking segment (the basic portfolio is offered to all customers in this segment while the complementary portfolio is offered according to the customer's particular needs).

  Basic Portfolio

          - Checking accounts (following the regulations of the Colombian Treasury Department (Direccion del Tesoro Nacional));

          -    Savings accounts;

          -    Time deposits with BC and its subsidiaries;

          -    Collection and payment services;

          -    Corporate virtual banking and PC banking (Enlinea);

          -    Ordinary loans;

          -    Loans funded by Colombian development banks; and

          -    Treasury loans.

  Complementary Portfolio

          -    Leasing;

          -    Investment funds;

          - Trust funds including public trust, management and payment services and guaranty trusts;

          -    Todo1 (e-commerce and e-business); and

          -    The PACs, located in outlying areas).

  Progress and Innovations

     Below is a summary of certain key features of this segment in 2006.

          - In 2006, the Government SMEs Banking segment presented a 37% increase in savings account deposits, 14% in checking account deposits and 56% in the total loan portfolio as compared to 2005.

          - Due to the expansion of the PACs, this segment secured a substantial growth achieving a total of 211 PACs and registering businesses (deposits and loans) amounting to Ps 36.8 billion as of December 31, 2006 of the volume of business handled by BC's PAC, 63% corresponds to the Government SMEs Banking segment.

B.3.ii. CORPORATE BANKING

     The Corporate Banking segment provides commercial banking products and services to customers active in substantially all sectors of the economy. Corporate customers are segmented by their economic activity as well as by their size. This segmentation ensures adequate support and specialized pricing according to the customer's risk level.

     As of December 31, 2006, the Bank had 5,620 corporate customers managed by account managers. Customers are classified by economic sector as follows:

         SECTOR                                             2004      2005      2006
---------------------------------------                   -------   -------   -------
Agriculture (1)                                               233       315       417
Commerce (2)                                                  695     1,101     1,319
Construction (3)                                              231       174       224
Government (4)                                                 96       101       116
Manufacturing of Industrial Products (5)                      426       553       556
Manufacturiing of Consumer Products (6)                       481       619       647
Telecom and Media (7)                                          89        98       126

         SECTOR                                             2004      2005      2006
---------------------------------------                   -------   -------   -------
Individuals (8)                                               126       134       148
Natural Resources                                             156       194       268
Financial Services (9)                                        413       451       548
Non-Financial Services (10)                                   499       806     1,004
Other (11)                                                    100       388       257
                                                          -------   -------   -------
TOTAL                                                       3,545     4,934     5,630
                                                          =======   =======   =======

----------
(1) AGRICULTURE: Classified into sub-sectors, like crops, cattle, poultry, farming and fishing, as the most important economic activities.

(2) COMMERCE: Classified into sub-sectors, like supermarkets, distributors and retail, as the most important economic activities.

(3)  CONSTRUCTION: Composed of the sub-sector of infrastructure.

(4) GOVERNMENT: Central administration, territorial and decentralized entities constitute this sector.

(5) MANUFACTURING OF INDUSTRIAL PRODUCTS: Includes the manufacturing of metallic products, building materials, paper & packing products, plastics and chemical products.

(6) MANUFACTURING OF CONSUMER PRODUCTS: Includes the manufacturing of products related to food, drinks, tobacco, textiles, apparel, footwear, pharmaceuticals and health and personal care products.

(7) TELECOM AND MEDIA: Comprised of sub-sectors, the most important of which are telecommunications and media companies.

(8) INDIVIDUALS: Includes individuals related to companies in any sector who share the same risk level of the company.

(9) FINANCIAL SERVICES: Composed of sub-sectors that include all companies in the financial sector.

(10) NON-FINANCIAL SERVICES: Divided into sub-sectors, the most important of which are education, health, transportation and tourism services.

(11) OTHER: Companies with no uniform international industrial classification available.

     Customers are grouped by size into the following five subsegments:

          -    MIDDLE MARKET: customers with annual sales above Ps 10.5 billion.

          -    CORPORATE: customers with annual sales above Ps 45 billion.

          - INSTITUTIONAL: customers subject to the supervision of the Superintendency of Finance, the Superintendency of Health or the Superintendency of Family Subsidy, as well as electricity and public utility companies and financial corporations.

          - GOVERNMENT: public sector entities, such as municipalities, central administration, territorial and decentralized entities.

          - INTERNATIONAL: corporations with presence/operations in more than six countries in all economic sectors.

     In 2006, the total amount of corporate banking loans, which includes all types of credits extended to customers of this segment, was Ps 12,757,849 million as compared to Ps 9,539,307 million in 2005 and Ps 5,413,956 million in 2004. As of December 31, 2006, 2005 and 2004, total corporate loans represented 52%, 51% and 54%, respectively, of the Bank's total loan portfolio. As of December 31, 2006, 0.8% of all corporate banking loans were past due.

     The Bank offers products and services to customers in the Corporate Banking segment based on their economic activity (the basic portfolio is offered to all customers in a particular Corporate Banking segment while the complementary portfolio is offered according to the customer's particular requirements).

  Basic Portfolio for all economic sectors

          -    Checking and savings accounts;

          -    Internet and PC banking;

          -    Cash management;

          -    Money payments and collections; and

          -    Products offered by BC's subsidiaries.

  Manufacturing Complementary Portfolio

          -    Loans for working capital and factoring;

          - Off-shore products offered through Bancolombia Panama, Bancolombia Cayman, Bancolombia Puerto Rico Internacional, Inc. and Bancolombia Miami Agency;

          -    Warehouse and logistics;

          -    Checking and savings accounts;

          -    Leasing; and

          -    Products offered byValores Bancolombia.

  Retailing Complementary Portfolio

          - Loans for working capital, loans funded by development banks and credit and distribution cards (distribution cards enable the Bank to handle everything from risk analysis to account receivables collection. The use of this card is restricted and goods or raw materials can only be bought from the vendor company, ensuring that the line of credit can only be used for this purpose);

          -    Foreign exchange and international trade;

          -    Off-shore checking accounts; and

          -    Means of payment in foreign currency.

  Agriculture Complementary Portfolio

          - Long-term loans funded by development banks and working capital loans;

          -    Off-shore checking accounts and associated payment products; and

          -    Foreign exchange and international trade.

  Non-Financial Services Complementary Portfolio

          -    Leasing and loans funded by development banks;

          -    Money collection and payment services;

          -    Investment funds; and

          - Repurchase agreements and DAT ("Deposito de Ahorro a Termino" or "DAT") (3).

  Natural Resources Complementary Portfolio

          -    Long-term loans and structured credits;

          -    Investment funds;

          -    Offshore checking accounts;

          -    Foreign exchange and international trade;

          -    Leasing; and

          -    Investment banking.

  Financial Services Complementary Portfolio

          -    Automatic money collection systems;

          -    Automatic payment systems; and

          -    Investment funds.

  Telecom and Media Complementary Portfolio

          - Long-term loans and infrastructure development financing through leasing;

          -    Massive money collection systems; and

          -    Investment banking.

  Construction Complementary Portfolio

          - Working capital loans, long-term loans, housing construction loans and leasing;

          -    Trusts; and

          -    Investment banking.

  Government Complementary Portfolio

          -    Investment banking; and

          -    Short- and long-term loans and loans funded by development banks.

----------
(3) A short-term bank deposit agreement that allows holders to receive interest payments from BC as provided in specific regulations approved by the Superintendency of Finance.

  Basic Portfolio for International Corporate Customers:

          -    Factoring;

          -    Project finance; and

          -    Leasing.

B.3.iii. CONSTRUCTION BANKING SEGMENT

     The Construction Banking segment targets the construction industry and, as of December 31, 2006, Bancolombia had 702 customers in this segment.

     Customers in this segment are grouped according to the following subsegments:

          - Construction SMEs: Customer currently developing 2 projects (applied to the construction business amounting for more than Ps 1,000 million and less than Ps 10,000 million in annual sales).

          - Construction Corporate 1: Customer currently developing 3 to 4 projects (applied to the construction business for an amount between Ps 10,000 million and Ps 20,000 million in annual sales).

          - Construction Corporate 2: Customer currently developing More than 5 projects (applied to the construction business amounting for more than Ps 20,000 million in annual sales).

     Portfolio

     The Bank offers the following products and services to its customers in the Construction Banking Business:

     Savings and Investment:

          -    Checking accounts;

          -    Savings accounts;

          -    DAT; and

          -    Time deposits.

     Products offered through Fiduciaria Bancolombia:

          -    Pre-sales trust management services;

          -    Complete property trust services;

          -    Cash management trust services; and

          -    Construction project management and payment trust services.

     Credit and Financing:

          -    Construction loans;

          -    Loans for pre-operative expense;

          -    Working capital loans;

          -    Treasury loans; and

          -    Property leasing.

     Structure

     Construction Banking services are provided by BC's sales team, which is responsible for servicing the professional construction industry, through account managers and by an extended commercial team (Equipo Comercial Ampliado or "ECA") which is responsible for providing this segment with a broad portfolio of products and services that provide a solution to the customer's financial needs.

     We also have a team of commercial advisors responsible for servicing individuals in the sales rooms of different construction projects of BC's construction customers or on actual property being sold. Commercial advisers are also responsible for providing support for mortgage loans at BC's branches and providing advisory services for customers that are part of the Proteccion Pension and Severance Fund, both at the customers' officers and at Proteccion's branches.

B.4. DISTRIBUTION NETWORK

     The Bank provides its products and services through a branch network, mobile branches (or "Puntos de Atencion Moviles", which consist of a commercial advisor who visits small towns on specific days, to offer BC's products and services to the local population), non-banking correspondents, an ATM network, the personal virtual branch, the corporate virtual branch, content portals, Facturanet, the payment button, PC banking, telephone banking systems and PACs.

     Through these channels, customers may carry out a wide variety of transactions related to account balances or credit cards, cash withdrawals, payment of credit card statements, personal and utilities bills and transfer of funds among others.

     Please find below a brief description of each of such channels.

B.4.i. BRANCH NETWORK

     As of December 31, 2006, BC's branch network consisted of 701 offices located in 152 cities and towns throughout Colombia. During 2006, BC opened 30 new branches, 6 of which are located in towns where the Bank had no presence before. Branches in main cities are distributed as follows: Bogota 179, Medellin 120, Cali 57 and Barranquilla 34. A total of 7 branch offices were closed during 2006.

     As of December 31, 2006, BC had 19 mass-market collection offices, where mass-market transactions are centralized (collection of mobile phones, public services, social security and pensioners' payments, among others) in order to support the growth of commercial businesses, to strengthen its efficiency in cash transactions, through the specialization of operations, and to provide transactional support to the traditional branch network.

     BC continues to expand its market share with its mobile branch network and currently renders services to 12,801 customers. At the beginning of 2006, BC had a network of 58 PAMs which the Bank expanded to a total of 211 as of December 31, 2006. Five of these mobile branches were converted to extension branch offices due to their commercial growth.

     Extension branch offices are offices opened near an existing BC branch. Through its extension branch offices, BC offers different types of services, financial assessment and product sales, by using multiple task cashiers and multiple task commercial advisors. In addition, these extension branch offices include Bancolombia's electronic distribution channels.

     Likewise, the Bank opened 4 offices with a preferential banking format. These offices are specially created to service the Private Banking segment and High-Income customers. Through these offices, BC offers specialized services which focuse on commercial management and a low level of transactions as they relate to cash management.

     Decree 2233 of 2006, extended the scope of the Colombian financial system authorizing the rendering of financial services through what is known as non-banking correspondents. Such legislation allowed for points of service to be opened without the need to make substantial investments in building adaptations in order to provide people in towns that previously had no banking facilities whatsoever with access to banking services. Taking full advantage of this legislation, BC pioneered the concept of non-banking correspondents in Colombia with a point of service created in the town of Chipata. This point of service in Chipata currently handles an average of 17 transactions per day.

     BC offers, through its non-banking correspondents, the following services as authorized by Article 2 of Decree 2233 of 2006:

     -    Collection (include public services) and transfer services;

     -    Credit card advances;

     -    Savings and checking account deposits and withdrawals;

     -    Credit card payments; and

     -    Payment of loans.

     As of December 31, 2006, BC had 25 points of service under this new format and as of February 28, 2007, BC had 31 non-banking correspondents.

B.4.ii. ELECTRONIC DISTRIBUTION CHANNELS

     BC has a network of alternative electronic distribution channels, designed to enable cost-effective transactions and services. In order to make its branch offices more efficient, the Bank has worked to transfer customer transactions from branch offices to electronic distribution channels.

     Transactions effected through electronic distribution represented more than 83% of all transactions in 2006.

     The following are the electronic distribution channels offered by the Bank:

B.4.ii.a. AUTOMATIC TELLER MACHINES - ATM NETWORK

     As of December 31, 2006, BC's ATM network consisted of 1,330 machines, located in a total of 162 cities and towns throughout Colombia, representing a monthly average of 15,000,000 transactions. In 2006, a total of 165 new machines were installed in branch offices, shopping malls, service stations, supermarkets and companies which substantially increased the number of transactions performed.

     During the last quarter of 2006, Bancolombia purchased 200 new ATMs, 23 of which were installed in October replacing an identical number of ATMs that had to be withdrawn upon having reached the end of their useful life. The remaining 177 ATMs are scheduled to be installed in 2007.

     BC's ATMs offer access to the Cirrus and Plus networks as well as to the Colombian Redeban-Multicolor network. This service is widely used by both BC's own customers and by customers from other banks.

B.4.ii.b. INTERNET BANKING

     BC offers the following Internet banking channels.

     Corporate Virtual Branch

     This platform allows corporate customers to consult their account balances and monitor transactions in their deposit accounts, loans and credit cards, make virtual term investments, disburse loans, make payroll and supplier payments and complete other transactions in real time with the superior level of security that BC believes its customers require.

     In 2006, BC migrated the former Conavi electronic management system providing customers with a safe and robust platform that allows customer access to the transactions described in the previous paragraph. Also, BC offers different types of security arrangements are offered based on customer needs.

     The number of transactions carried out through the Corporate Virtual Branch increased from 23 million in 2005 to 34 million in 2006, with a 48% increase resulting from customers' migration from the former Conavi electronic management to the Corporate Virtual Branch channel in November 2006. This increase was also due to the increase in the number of customers who, in addition to checking their account balances online, also used the system for other online transactions. The number of customers also increased by 36% from 22,500 in 2005 to a total of 30,620 in 2006.

     Personal Virtual Branch

     In 2006, BC was focused on technological development required to integrate the transactions performed through Bancolombia, the former Conavi and the former Corfinsura onto a single website.

     The integration of these three different websites was completed on November 4, 2006, allowing customers access to BC's Personal Virtual Branch which provides access to the customers' checking and savings accounts, credit cards, bank loans and other products.

     In February 2006, BC enabled funds to be transferred to accounts in other banks through the ACH network, as well as registering third-party accounts in order to transfer these funds. These transactions have been widely accepted among the users of this channel.

     In 2006, 101,430,475 transactions were performed through the Personal Virtual Branch, which represented an annual increase of 48% as compared to 2005. Likewise, the number of online customers increased by 30% over fiscal year 2006, totaling 1,414,193 customers as of December 31, 2006.

     Content Portals

     After integrating both the technology and the brands of all 3 entities (Bancolombia, former Conavi and former Corfinsura), their respective websites were combined under the single BC's site www.grupobancolombia.com, where products from both BC and its subsidiaries (Bancolombia Panama, Bancolombia Cayman, Bancolombia Puerto Rico Internacional, Inc., Bancolombia Miami Agency, Banca de Inversion Bancolombia S.A. - Corporacion Financiera, Factoring Bancolombia S.A. - Compania de Financiamiento Comercial, Fiduciaria Bancolombia S.A., Leasing Bancolombia S.A. - Compania de Financiamiento Comercial, Renting Colombia S.A, Sufinanciamiento S.A. - Compania de Financiamiento Comercial, Suleasing Internacional, Valores Bancolombia S.A. - Sociedad Comisionista de Bolsa, Suvalor Panama S.A.) are offered, with these being classified according to the following segments: Personal, Personal Plus, Preferential, Prestige, Entrepreneurial, SMEs, Corporate and Government. Also, following Bancolombia's web strategy, there is a website for each subsidiary, with a uniform presentation format for the different products and services offered.

     Also, customers and visitors to the Bank's website have access to economic and financial information through periodic analyses published by BC's economic and strategic research department.

     In 2006, the Colombian Chamber of Information Technology and
Telecommunications awarded Valores Bancolombia (formerly Suvalor) with a prize for the best transaction site in Colombia in the category of Best On-Line Banking Website.

     Facturanet

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

     As of December 31, 2006, a total of 1,150,103 payments were made through Facturanet, representing an increase of 51% as compared to the same period in 2005. This increase was mainly due to the increase in payments made by Corporate Banking customers.

     Payment Button

     Bancolombia offers two options for making purchases and payments via
Internet:

          - e-Pagos, a button through which only the Bank's customers can make purchases and payments via the Internet.

          - Electronic Services Supplier (Provedor de Servicios Electronicos, or "PSE"), a centralized, standardized system, developed by ACH Colombia S.A. ("ACH") through which companies may allow their users to purchase and pay for items over the Internet, debiting the corresponding amounts from the financial institution where the users have their account and transferring these amounts to the payee accounts. This button accepts payments and purchases from customers pertaining to all banks that form part of the ACH network.


     The number of transactions made through these payment buttons in 2006 was 219,832 representing a 98% increase as compared to the same period in 2005. This increase was mainly in the PSE channel, since a large number of companies are paying their employees' social security contributions through this service.

     This increase can also be attributed to the amount of new payment buttons being granted to companies and retail establishments that are now entering the e-commerce business.

B.4.ii.c. PC BANKING

     Enlinea Bancolombia, the remote access platform of the Bank, allows corporate customers to connect to the Bank via modem through an application that is installed on a computer at the customer's location. This cash management application has fewer features than the Corporate Virtual Branch but it has been a business solution for many years now. Historically it was an application that the Bank provided its customers before creating the Corporate Virtual Branch.

     In 2006, approximately 27,034,000 transactions were performed using the Enlinea service, as compared to 44,011,529 transactions performed the year before. This represents a decrease of 38% due to the former Conavi's customers' migration which was focused on the Corporate Virtual Branch and not on the PC Banking. As of December 31, 2006, a total of 4,110 customers were using this service.

B.4.ii.d. TELEPHONE BANKING

     BC's telephone banking offers customized and convenient advisory services, efficient transactions and the sale of products and services, extending BC's commercial and service strategy to customers of all segments.

     The telephone banking service received 47,937,799 calls during 2006; representing an increase of 6% as compared to 2005. Also, customers completed approximately 54 million transactions through telephone banking in 2006.

     In 2006, an average monthly total of 561,135 customers were serviced from both the Bancolombia and former Conavi networks. The segment that most uses this channel is the Personal segment with an average participation of 81%, whereas the Preferential Banking segment which has a constant participation of 8%. 26% of the customers serviced through this channel used a commercial advisor.

     The telesales line is serviced by specialized sales representatives that offer products and services to customers according to their needs. In 2006, the telesales line's process was integrated within the system, thereby creating a tool that enables all requests recorded via the incoming line to be duly monitored and followed up. After this new tool was launched in June, 2006, a total of 58,160 requests have been received (both from the Bancolombia as well as the former Conavi networks), which represent a total of 20,089 products.

     The telesales line serviced a total of 123,000 requests in 2006, with a total penetration rate of 46%, and an effective sales rate of 4% with regard to the volume of contacts made. This in turn represented a total of 3,481 products.

     In order to increase customer satisfaction, in 2006 new services and transactions were introduced through the telephone banking including:

          - CPT LINE: A new specialized line servicing mortgage loans for housing. This line is managed by 22 advisors who receive an average of 35,000 calls per month;

          - CUSTOMER LOYALTY SUPPORT LINE: Through this line, BC's customers may redeem the miles or points awarded to them as part of BC's loyalty programs, so that these may either be credited to frequent flyer programs with the participating airlines or exchanged for articles or products that appear in the corresponding catalogues;

          - CUSTOMER RETENTION CENTER: With this service, customer retention is extended through this channel going from a product- orientated strategy to a customer-orientated strategy. The retention strategy is carried out by both qualitative and quantitative benefits;

          - ETHICS LINE: This line is available to employees of both Bancolombia and its subsidiaries to report possible fraudulent dealings;

          - SUPPORT LINE FOR THE ELECTRONIC POINT OF SERVICE: Formerly known as Conavitel, the purpose of this support line is to provide functional and operating support to all those customers that have been assigned an Electronic Point of Service;

          - VALORES BANCOLOMBIA'S VOICE RESPONSE: Such service was modified in order to provide support to and clarify questions from Valores Bancolombia's employees regarding the securities discounting procedure via an interactive voice response system ("IVR"). Under this system, the employee calls in order to resolve his/her questions about this procedure in the moment he/she assists a customer;

          - RENTING COLOMBIA'S VOICE RESPONSE SERVICE: Such service was modified in order to provide an emergency assistance option, which is handled by the Suramericana line (Sulinea);

          - SUPPORT FOR THE LEASING BANCOLOMBIA OFFICES: where calls from the Medellin and Bogota headquarters are relayed onto Multienlace S.A. who is responsible for channeling these calls. When necessary, these calls are transferred to the corresponding personnel at Leasing Bancolombia;

          -    CUSTOMER SERVICE LINE FOR BANCOLOMBIA PUERTO RICO INTERNACIONAL,
               INC.: where customers are provided with general information and advice regarding the products and services offered by this subsidiary;

          - SETTING UP THE PASSWORD FOR THE CORPORATE LINE: where a group of specialized advisors provide support for business customers to create passwords for the Corporate Virtual Branch;

          - CORPORATE CREDIT CARD SERVICE HOTLINE: Such hotline was transferred to Multienlace S.A., a customer service call-center, in order to optimize services for business customers requesting information concerning their credit cards;

          - CHANGE IN THE IVR MENU: where customers can pay their Tigo mobile-phone invoices or purchase prepaid mobile-phone minutes for such mobile operator;

          - TELEMARKETING (CUSTOMERS REJECTED FROM CPT): the purpose of this line is to cancel customer appointments in connection with advisory services scheduled for mortgage loans (CPT), once the customer has been rejected based on their credit references;

          - TELEMARKETING (DOCUMENT REQUESTS): In order to provide support to the claims department, outgoing calls are made through this channel by requesting the documents needed in order to facilitate the investigations made in connection with possible cases of fraud as reported by the customers. An average of 50 to 60 calls are made to customers per day; and

          - TELEMARKETING (WELCOME TO MORTGAGE BANKING): To offer a post-sales service, after the mortgage loan is disbursed, calls are made to the customers in order to welcome them to the Bank and inform them of the date on which the first mortgage loan installment is due. In 2006, 3,150 calls were made welcoming a total of 517 customers.

B.4.ii.e. ELECTRONIC POINT OF SERVICE ("PACS"):

     As part of the launching of the Bank's new image, the point of service formerly known as Conavitel has been renamed Electronic Point of Service (Punto de Atencion Cercano Electronico). Through such service BC's customers may consult balances and carry out transactions in checking and savings accounts, transfers funds to their own accounts or to those of third parties at BC or other financial institutions, make payments to public utility services, make credit card payments, make disbursements of loans into accounts and make changes to credit and debit card passwords.

     As of December 31, 2006, there were a total of 9,928 machines, which accounted for a total of 16,212,830 transactions.

     During the last quarter of 2006, 12,904 new machines were purchased to replace all the installed equipment and to service the sales of this product during 2007, guaranteeing the best possible security for customers in performing their transactions and complying with international standards required by Visa and MasterCard for this type of machines.

B.4.iii. SALES FORCE

     As of December 31, 2006, more than 8,700 employees were part of BC's sales force and were organized as follows:

          - 1,086 employees offer preferential service to BC's managed customers from the higher value-generating segments;

          - 224 employees are dedicated to BC's business and corporate banking services, each specialized in the different economic sectors to provide customized attention to BC's larger customers. This team includes 23 managers specialized in construction banking, ensuring the retention of key customers involved in construction projects, and allowing for the further development of mortgage banking;

          - 3,190 employees provide advisory services and sell products to the Retail and SMEs Banking Segment, working from the branch network or providing individuals with banking services at home;

          - 3,072 secretaries and tellers service and advise customers in matters relating to both transactions and services, suggesting different products, detecting sales opportunities and referring customers to the sales team (we also have 596 employees responsible for ensuring that the tellers interact with customers in a proper manner and in compliance with the Bank's parameters and international rules, among others);

          - The Contact Center team is composed of a total of 558 employees, 499 of whom recommend and sell products;

          - More than 280 employees comprise the extended sales team, selling BC's more specialized products, including foreign currency and cash management products and services; 224 of the employees in this group work in the Business and Corporate Banking Segment; and

          - The subsidiaries specialized sales force have a total of 540 employees providing specialized advisory services to all segments, offering different financial management products required by BC's customers.

     In 2006, the BC network (not including former Conavi and Corfinsura network) sold a total of 1,374,383 products, as compared to 1,115,786 products sold in 2005, showing an increase of 23%. In 2006, the BC network (including former Conavi and Corfinsura network) sold 2,287,901 products.

     Approximately 1,075 employees of the total sales force have variable compensation plans based on the amount of value created. The rest of the sales personnel are remunerated in accordance with a commercial management plan, under which the employees receive a quarterly or semi-annual bonus for achieving their established targets. This allows for the team to be swiftly and effectively managed.

     The entire sales force works as a team, using a comprehensive customer referral plan within different departments of the Bank, providing incentives to those employees that successfully differs customers that become sales. During 2006, a total of 17,067 customers were referred among the sales personnel, generating 11,312 individual sales. For each customer successfully referred, a referral commission is paid to the referring sales person. The size of the commission depends on the profitability of the segment to which the customer belongs.

B.5. PRODUCTS AND SERVICES

B.5.i. LOAN PORTFOLIO

     The following is the loan portfolio available for Retail and SMEs Banking segments:

B.5.i.a. PERSONAL BANKING LOAN PORTFOLIO

     The different loans available in individual and entrepreneurial segments are listed below.

     - PERSONAL LOANS: Unrestricted loans that can be used for any purpose with short and mid-term financing for individuals qualifying under the Bank's policies. As of December 31, 2006, BC's total personal loans amounted to Ps 1,380 billion arising from 504,656 loans, with an annual growth of 3.37% as compared to December 31, 2005.

     - PAYROLL LOANS: The Bank offers employees of companies that have an agreement with the Bank an unrestricted loan that can be used for any purpose. The company deducts the corresponding loan payments from the employee's salary or wage payments and in turn authorizes the Bank to deduct this value from the amounts due and payable from the company's accounts.

     - EDUCATIONAL LOAN ("CREDIESTUDIO"): Through this loan the Bank finances undergraduate and graduate students at preferential rates. This loan is offered for students in tier one universities authorized by the Colombian Institute for the Promotion of Higher Learning (ICFES or "Instituto Colombiano para el Fomento de la Educacion Superior").

     - VIRTUAL LOAN ("AUDIOPRESTAMO"): The Bank offers its individual customers a revolving line of credit. Disbursements are carried out in real time and the corresponding amounts are deposited in the customers' primary account or in the account of a third party who has previously registered through the Internet, Contact Center or Electronics Points of Service. The amount of credit available is adjusted as the loan is gradually paid off, allowing for the ongoing use of the line of credit. As of December 31, 2006, BC's line of virtual loans totaled Ps 388 billion, with a year-over-year growth of 11.5%, a customer base of 105,361 and Ps 805 billion in individual credit limits.

     - MICRO-BUSINESS LOAN ("MICROCREDITO"): The Bank offers this loan to the Entrepreneurial segment. It is especially designed to finance this segment's working capital or investment needs with an automatic guarantee of 70% of the loan with the FNG. This product is complemented by advisory services and tuition especially designed for micro-businesses needs. Micro-business loans in Colombia are regulated by the Law 590 of 2000, as amended. The maximum term for this type of loan is 36 months. As of December 31, 2006, BC's line of micro-business loans amounted to Ps 23 billion, with an annual growth of approximately 21.05%.

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

     - EXECUTIVE LOAN ("EJECUTIVO EMPRESARIAL"): A loan with preferential rates, aimed at satisfying the financing needs of employees who work in companies that are Bank's customers.

     - FREE INVESTMENT LOAN: UVR-linked rate loans for individuals and entities in all segments.

               - The loan is generally guaranteed by a first mortgage on the property, a lien on a life insurance policy covering the borrowers and a lien on the fire and earthquake insurance covering the property itself.

               - The maximum loan amount corresponds to 60% of the property's commercial value and the loan's term ranging from 5 to 10 years.

B.5.i.b. SMEs LOAN PORTFOLIO

     - ORDINARY LOAN PORTFOLIO: These loans are granted to SMEs based on the assets maintained in their checking accounts, savings accounts and time deposits, in order to satisfy customers' needs. BC's ordinary loan portfolio also extends to certain special lines such as:

               - ENVIRONMENTAL LINE OF CREDIT: A line of credit especially designed for investments intended to provide a positive impact on the environment. This line of credit includes an incentive depending on the level of environmental impact involved. The incentive is provided by the Secretary for Economic Issues of the Swiss Government (SECO).

               - BUSINESS DEVELOPMENT LINE: In order for companies to access advisory and consulting programs developed with Vision (Universidad de la Sabana - Bogota) and all related activities, BC has launched a Business Development line of credit (using its own funds) in order to satisfy the needs of this market segment.

               - INDUSTRIAL MODERNIZATION LINE: A line of credit (using BC's own funds), created to finance all those companies hoping to modernize their equipment, tools and machinery and who are implementing a project structured by Banca de Inversion Bancolombia S.A.

               - STANDARD IMPLEMENTATION CREDIT FOR BUSINESSES (Norma Tecnica Colombiana or "NTC" and International Organization for Standardization or "ISO"): A line of credit that BC uses to finance all those companies interested in implementing and obtaining quality certification for all Colombian Technical Standards as well as all those other standards granted by agencies that are duly authorized by the Colombian Superintendency of Industry and Commerce. Companies may use co-financing funds from government agencies especially authorized for this purpose.

               - SEVERANCE LINE OF CREDIT: A line of credit through which BC helps companies to pay employee severance payments, whether through Proteccion or through any other similar fund.

     - TREASURY LOANS: A line of credit that seeks to satisfy customers' working capital needs generated by temporary liquidity needs and tax payments.

     -    Loans funded by Colombian development banks:

               - BANCOLDEX (Banco de Comercio Exterior de Colombia): A line of credit for financing export and import activities, throughout the chain of production, channeling national and foreign currency resources and credit to financial institutions which operate in Colombia and abroad.

               - FINAGRO (Fondo para el Financiamiento del Sector Agropecuario): A line of credit for financing the different phases in goods production, commercialization and/or transformation processes directly from, connected to, or complementary to farming and livestock, forestry, fishing, water, poultry and beekeeping industry activities.

               - FINDETER (Financiera de Desarrollo Territorial): A line of credit that, with credit resources, seeks to support the execution of programs, projects or investments that generate local, regional or national development.

     The programs, projects or investments financed must be directed toward the common interest and aimed at improving community living conditions.

     - "CREDICAFE" LINE OF CREDIT: A revolving credit limit to be used for the purchase of raw materials and the payment of workers in the coffee-producing industry. Easy to use since it grants immediate, recurring or sporadic disbursements, consultations and payments using BC's telephone banking.

          This product is aimed at the Bank's coffee-growing customers, in segments such as SMEs. It requires a prior analysis of financial statements and of specific financing needs based on the payments that result from the customer's business.

     - "CREDICANA" LINE OF CREDIT (FOR THE SUGAR-GROWING INDUSTRY): This line of credit is part of BC's portfolio of ordinary credit and is financed with BC's own funds. It is designed to satisfy the needs of the sugar-growing industry and targets the following cultivation phases:

               -    Planting;

               -    Cultivation and crop maintenance; and

               -    Crop renewal.

     - VIRTUAL "CREDIPAGO" LINE OF CREDIT: A revolving line of credit that can be accessed at any time. It may be used for any purpose and is easy to use, with immediate, recurring or sporadic disbursements, as well as consultations and payments through Bancolombia's Virtual Branch. This credit has a minimum disbursement limit of Ps 1 million and is available in 3, 6, 9, 12, and 24 month terms. As of December 31, 2006, the Bank has 3,128 SMEs enrolled in this product, Ps 158 billion in loans and Ps 164 billion in the value of assigned limits available for use.

          The following table summarizes loans extended to individuals and SMEs in 7 categories and the amount past due for each category:

                                                                               AS A % OF   AS A % OF
                                                                                 TOTAL      TOTAL
                                AS OF            AS OF            AS OF          LOAN        LOAN                   PAST DUE/
                               DECEMBER         DECEMBER         DECEMBER      PORTFOLIO   PORTFOLIO   PAST DUE      TOTAL
                               31, 2004         31, 2005         31, 2006         2005       2006     LOANS 2006   TYPE OF LOAN
                            ---------------  ---------------  ---------------  ----------  ---------  ----------  -------------
                                                                (Ps million except percentages)
RETAIL (1)
Credit cards                 Ps    392,900    Ps    582,533    Ps    796,175        3.1%      3.2%       40,307        5.1%
Personal loans                   1,111,250        1,556,429        2,281,177        8.4%      9.3%      113,514        5.0%
Vehicle loans                      381,723          629,326          963,072        3.4%      3.9%       41,641        4.3%
Overdrafts                          89,867          101,957          119,882        0.5%      0.5%       11,771        9.8%
Loans funded by domestic
   development banks               359,494          403,414          386,283        2.2%      1.6%       12,166        3.1%
Trade financing                     54,189           76,643           70,406        0.4%      0.3%        1,403        2.0%
Working capital loans            1,295,643        1,612,650        2,331,999        8.7%      9.5%       57,976        2.5%
                             -------------     ------------     ------------   --------    ------     ---------   --------
  TOTAL RETAIL               Ps  3,685,066     Ps 4,962,952     Ps 6,948,994       26.7%     28.3%      278,778        4.0%
                             =============     ============     ============   ========    ======     =========   ========

-------------------
(1)  Includes loans to high-income individuals and SMEs.

B.5.i.c. HOUSING/MORTGAGE LOANS IN RETAIL BANKING

     BC offers a pre-approved amount of financing for the purchase of housing. Such amount is awarded to the customer before the customer chooses the property, is valid for a period of 9 months and is guaranteed by a life insurance policy. This service is called "Supercredito".

     On October 6, 2006, BC securitized Ps 584.9 billion in UVRs and subsequently on December 5, 2006, securitized another Ps 316.6 billion of its loan portfolio in pesos for a total of Ps 901.5 billion in 2006. This measure was taken in order to improve BC's profitability margins.

     BC has granted 103,661 mortgage loans to individuals including its securitized portfolio. This indicates a year-on-year increase of 7.9%, including the securitized portfolio.

     All such loans are guaranteed with a first mortgage, a life insurance policy for both the debtor and the co-debtors as well as a fire and earthquake insurance policy covering the property itself.

     - HOMEOWNER LOAN: This is a line of credit that can be used for purchasing new or existing housing that may be taken either at a fixed rate of interest for the entire term of the loan or at a UVR linked rate of interest which is based on the inflation rate.

          The maximum percentage of financing offered with this line of credit is 70% of the property's commercial value and 50% of the property's commercial value in the case of Colombian residents, whose income consist of remittances from abroad. The term of this loan ranges from 5 to 15 years in the case of the UVR-linked rate and up to 10 years in the case of the fixed rate of interest, and there are four amortization plans available, all regulated by the Colombian Government.

     - PURCHASES OF REAL ESTATE OTHER THAN HOUSING: This is a UVR-linked line of credit that can be used for acquiring property other than housing that benefits both individuals and entities from all segments.

          The maximum amount to be financed is 60% of the property's commercial value with a term of financing ranging from 3 to 8 years.

     - LOW-INCOME HOUSING (VIS) REMODELING LOAN: This is a UVR-linked line of credit used for remodeling low-income housing (valued at less than the equivalent of 135 SMMLV.

          The maximum amount to be financed is 70% of the total commercial value of the property in question. The term of this line of credit ranges from 5 to 15 years and three amortization plans are available, all of which are regulated by the Colombian Government.

     - HOUSING CONSTRUCTION LOAN FOR INDIVIDUALS: This UVR-linked line of credit is available to individuals that would like to build their own housing.

          The maximum amount to be financed is 70% of the total costs to be incurred. The term of financing is the period of time it takes for the housing to be built plus 15 years and three amortization plans are available, all of which are regulated by the Colombian Government.

     - REAL ESTATE CONSTRUCTION LOANS OTHER THAN HOUSING: This is a UVR-linked line of credit for building property other than housing, for the benefit of both individuals and entities from all banking segments.

          The maximum amount to be financed is 60% of the total costs to be incurred. The term of this type of loan is the period of time it takes for the property to be built plus 8 years.

     - SHORT-TERM HOUSING LOANS: This line of credit is for financing the purchase or remodeling of housing for terms less than 60 months, with possibilities of paying interest based on either a DTF-linked or a fixed rate of interest.

B.5.i.d. CORPORATE BANKING LOAN PORTFOLIO

     BC has a wide range of products to satisfy the capital needs of BC's Corporate Banking customers, including working capital loans, trade financing and loans funded by Colombian development banks.

     - Working capital loans are the most common type of loan in the corporate market. These loans are predominantly variable rate or based on Time Deposit rates, and are re-priced every quarter.

     - Trade financing loans are typically dollar-denominated, variable rate loans. Due to legal restrictions, the loans have maturities of six months or less, whereas some capital assets are financed for up to three years.

     - Loans funded by Colombian development banks have a variable interest rate, based on Time Deposit rates or LIBOR with maturities between six months and five years.

     - Treasury Loans: This is a short- term credit designed to finance working capital needs. These loans have a variable interest rate. Additionally, it is a line of credit that seeks to satisfy customers' working capital needs generated by temporary liquidity needs and tax payments.

     The following table summarizes loans extended to corporate customers in six categories and the amount past due for each category:

                                                                               AS A % OF     AS A % OF
                                                                                 TOTAL         TOTAL
                                  AS OF           AS OF           AS OF          LOAN           LOAN        PAST DUE     PAST DUE/
                                 DECEMBER       DECEMBER      DECEMBER 31,     PORTFOLIO     PORTFOLIO       LOANS         TOTAL
                                 31, 2004       31, 2005          2006           2005           2006          2006      TYPE OF LOAN
                              -------------- --------------  --------------  ------------- --------------  ----------- -------------
                                                                        (Ps million except percentages)
CORPORATE
Trade financing                Ps    253,632  Ps    783,894  Ps     777,417           4.2%           3.2%       18,218         2.3%
Loans funded by domestic
   development banks                 770,331        948,659         321,263           5.1%           1.3%        6,820         2.1%
Working capital loans              4,298,354      7,702,420      11,534,148          41.4%          46.8%       67,267         0.6%
Credit cards                          24,621         42,293          50,803           0.2%           0.2%        2,669         5.3%
Overdrafts                            67,018         62,041          74,218           0.3%           0.3%        7,716        10.4%
                               -------------  -------------  --------------  ------------  -------------   ----------- -----------
  TOTAL CORPORATE              Ps  5,413,956  Ps  9,539,307  Ps  12,757,849          51.2%          51.8%      102,690         0.8%
                               =============  =============  ==============  ============  =============   =========== ===========

B.5.i.e. CONSTRUCTOR'S LOAN PORTFOLIO

     The following is the loan portfolio available for Constructor's customers.

     Credit and Financing:

     - CONSTRUCTOR LOANS: This line of credit facilitates the building and commercialization of construction projects to all those companies dedicated to this business. The project cash flows are managed allowing the constructor access to the necessary funds as the project advances Some of its key features are as follows:

               - Amount to be financed: Up to 80% of the costs of the project. The financiable costs are: direct costs + indirect costs + town planning costs + financial costs.

               - Guarantee: A mortgage on the plot of land where the property to be financed is to be built. The building company must also issue a signed promissory note and it may be necessary for the partners to provide a guarantee depending on the degree of risk offered by the project in question.

               - Term: The time it takes for the project to be completed plus a maximum of 9 months in order to sell the property.

               - Rates: Depend on the customer segment involved and the credit risk offered.

     - LOANS FOR PRE-OPERATIVE EXPENSE: This is a line of credit offered to professional constructors for the purpose of facilitating investments required prior to developing a housing project. Some of its key features are as follows.

               - Amount to be financed: Up to 5% of the costs of the project, with a ceiling of 50% of the commercial value of the plot of land.

               - Term: Maximum term is the time it takes for the project to be built.

               -    Rate: UVR-linked rate.

               -    Guarantee: A first mortgage on the plot of land.

     - PROPERTY LEASING: Property Leasing is an excellent financing alternative for new and existing property or property being built, without having to assign working capital for this purpose. The customer selects the property desired, Leasing Bancolombia acquires it and it is leased to the customer for the time originally agreed upon. Once the contract expires, the customer is entitled to acquire the property for a percentage of its initial value, which is agreed upon at the outset in the form of a purchase option.

     Products offered through Fiduciaria Bancolombia

     - PRE-SALES TRUST MANAGEMENT SERVICES: This is an arrangement in which the constructor signs a trust management agreement with the Trust Company, Fiduciaria Bancolombia protecting the interests of the parties participating in the construction project (option-holders). Once the conditions agreed upon in the trust agreement (break-even points) are met, the funds received are handed over to the property developer, or whichever party is responsible for developing the project, as stipulated in the respective agreement. In fulfilling the purpose of this agreement, the funds provided by the option-holders are collected via an extensive network of branch offices and then invested in individual accounts held in the Fiducuenta ordinary fund, administered by Fiduciaria Bancolombia.

     - COMPLETE PROPERTY TRUST SERVICES: In order to provide the utmost transparency and professional handling of project funds, the constructor sets up a separate, self-standing fund by entering into a commercial trust contract containing the plot of land, the initial installments, the credit disbursements requested by the constructor and all the other funds that are required for completing each stage of the project. Fiduciaria Bancolombia is responsible for administering these funds until the project is completed and the individual property units are transferred to the buyers.

     - CASH MANAGEMENT TRUST SERVICES: When Fiduciaria Bancolombia signs a commercial trust contract with the constructor of a project, Fiduciaria Bancolombia proceeds to handle all or part of the funds belonging to the property development project so as to direct these exclusively and on behalf of the constructor toward the actual execution of the project.

     - CONSTRUCTION PROJECT MANAGEMENT AND PAYMENT TRUST SERVICES: This is a type of trust arrangement for constructor offering an efficient management and administrative capacity for their projects. This arrangement offers the constructor centralized management capabilities for all those funds channeled into the project including making all payments relating thereto, under the complete direction of the Trustor who details these in the self-standing fund in the form of the Trustor's contribution to the trust and with this understanding, retains his or her capacity as constructor and project developer with regard to all those third parties interested in acquiring the units of property built. With this arrangement the constructor is able to simplify the bookkeeping aspects of the project, besides having the necessary flexibility to implement the contractual relations and obligations with regard to all those third parties taking part in the project.

B.5.ii. DEPOSIT PRODUCTS

     The Bank offers its customers a variety of checking accounts, savings accounts, fixed term deposits and other investment products as a result of arrangements made with BC subsidiaries. As of December 31, 2006, based on information compiled by the Superintendency of Finance, BC was the number one bank nationwide in terms of deposits, with a total of Ps 17.46 trillion on a non-consolidated basis, representing 18.34% of the Colombian market. 25.59% of BC (non-consolidated) total deposits are in checking accounts, 55.76% in savings accounts, 17.24% in time deposits and 1.41% to other deposits.

B.5.ii.a. CHECKING ACCOUNTS

     A deposit product that allows customers to deposit sums of money in cash and/or checks and to dispose of balances, totally or partially, through checks, automatic withdrawals/debits, cash withdrawals at branches, card payments at authorized points of service, electronic transfers as well as other different payment and collection means. As of December 31, 2006, on a non-consolidated basis, BC had approximately 438,875 checking accounts with total deposits of approximately Ps 4.47 trillion, registering an approximate 35.03% increase as compared to the approximately Ps 3.31 trillion at December 31, 2005. Checking accounts usually reach their highest level at the end of the year, affected by the season. As of December 31, 2006, BC had 20.20% of the market share for checking accounts in Colombia.

B.5.ii.b. SAVINGS ACCOUNTS

     BC savings accounts are designed for individuals; they settle and disburse interest on available balances on a daily basis. BC savings accounts offer different alternatives of return, handling fee, transactions, and required minimum balances, all according to customer needs. As of December 31, 2006, on a non-consolidated basis, BC had approximately 6,213,931 savings accounts with total deposits of approximately Ps 9.74 trillion, increasing approximately 32.82% as compared to approximately Ps 7.33 trillion in 2005. In addition, BC offers "Payroll Payment Accounts" to satisfy company payroll payment needs. Also, BC offers a savings account called "pension payment accounts", exclusively for the payment of retiree benefits.

B.5.ii.c. AFC SAVINGS ACCOUNTS (AHORRO PARA EL FOMENTO DE LA CONSTRUCCION, OR
          "AFC")

     AFC savings accounts were established by the Colombian government in order to promote the construction industry and the purchase of housing through banks that offer mortgage loans. AFC accounts offer tax benefits to all those assigning their savings to paying-off mortgage loans (disbursed for new and used property after September 26, 2001). This is a product aimed at individual, freelance professionals or employees who earn income subject to withholding tax as well as tax-payers who would like to reduce their net taxable income.

     As of December 31, 2006, BC had approximately 16,526 AFC savings accounts, representing a total of Ps 43.1 billion, with a year-on-year increase of 50.69% as compared to Ps 28.6 billion in 2005.

B.5.ii.d. PROGRAMMED SAVINGS ACCOUNTS

     These are savings accounts dedicated exclusively for housing purposes under a programmed savings method as described in Articles 22 and 23 of Decree 975 dated March 31, 2004. These accounts are available to all those persons interested in obtaining family housing subsidies(4) provided by the Government as described in Decree 975 of 2004.

     At December 31, 2006, BC had approximately 55,207 programmed savings accounts, totaling Ps 25.7 billion.

B.5.ii.e. TIME DEPOSITS

     These time deposits, negotiable on the secondary market, are used to manage liquidity surpluses for terms greater than 30 days, with higher interest rates than those paid on savings accounts. As of December 31, 2006, on a non-consolidated basis, BC had issued a total of 103,084 time deposits, amounting to Ps 3,011 billion, as compared to 114,196 time deposits issued which amounted to Ps 2,750 billion in 2005. It is important to mention that a considerable volume of time deposits are directly issued by BC's branch network which guarantees a higher degree of profitability for this product.

----------
(4) The family housing subsidy is a monetary contribution provided by the Government, which is given to the beneficiary in a lump sum, without having to be reimbursed, thereby supplementing the beneficiary's savings to be used to purchase or renovate low-income housing. (Decree 975 / 2004.
     Article 2)

B.5.ii.f. CASH MANAGEMENT PRODUCTS

            BC offers a suite of financial options through its money desk that facilitate a more adequate handling of liquidity surpluses or shortfalls, serve as a comprehensive risk management mechanism for both the interest and exchange rates, and effectively channel foreign exchange operations.

            We provide a brief description of these products that additionally are designed to fulfill the needs of both BC's Personal and SMEs Banking segments in Item 4. Information on the Company - B. Business Overview - B.5. Products and Services - B.5.iv. Other Products - B.5.iv.g Treasury Products.

B.5.iii. CREDIT CARDS, DEBIT CARDS AND ACQUIRING BUSINESS

            As of December 31, 2006, according to information provided by card franchiser and their representatives in Colombia, BC was ranked number one in debit card market, was ranked second in the credit card market, and is market leader in the acquiring business market.

B.5.iii.a.   CREDIT CARD

            As of December 31, 2006, BC had a total of 671,522 outstanding credit cards, including both personal as well as corporate cards, which are distributed among the following franchises: 288,068 MasterCard credit cards, 234,066 Visa credit cards and 149,388 American Express credit cards. In 2006, according to information provided by card franchiser and their representatives in Colombia, BC was ranked second in the credit card billing industry in Colombia, amounting to Ps 3,277 billion, with a growth of 17.54% as compared to Ps 2,788 billion in 2005.

            The main strategies implemented to achieve these results, both in number of cards as well as billing volume, were the following:

            - MASTERCARD "IDEAL" CREDIT CARD: The 44% increase in the number of this type of credit card in circulation was the principal factor driving the growth in performance of MasterCard in 2006. In terms of billings, the growth was 55.2%, which represents 28.1 points above the rest of the industry's average. As of December 31, 2006, BC commenced open sales of this product and therefore the Bank expects good results for 2007.

            - VISA CREDIT CARDS: The Visa Classic Card obtained the best placement levels in 2006 due to the card placement campaign carried out by BC's sales force.

            - COMMERCIAL SOLUTIONS BUSINESS: Bancolombia leads the corporate credit card market in Colombia, with a 28% share in terms of billings and a 45.4% share in number of outstanding cards as of December 31, 2006. Also as of such date, BC had an aggregate amount of 60,082 outstanding cards and an aggregate amount of billings volume of Ps 691.2 billion representing increases from 2005 of 29.7% and 35.8%, respectively.

                  BC's portfolio is comprised of corporate credit cards used mainly for travel expense, credit cards for centralizing travel tickets, the BC Distribution Card (tarjeta Bancolombia Distribucion) and Cash Management Cards for centralizing business expense.

            - CONTINUING EXPANSION OF AMERICAN EXPRESS BUSINESS: BC has held the exclusive representation of the American Express franchise in Colombia since November 2002. As of December 31, 2006, the Bank continued the expansion of its share of the personal credit card market with a total of 149,388 outstanding cards, representing 3.3% of the total industry and 4.1% of the industry in terms of billings. Likewise, American Express has played an important role in driving the growth in the BC's credit card business, with an annual increase of 42.27% in 2006, and representing 22.09% of the aggregate number of cards that BC has placed in circulation in Colombia as compared to Visa and MasterCard outstanding credit cards.

                  In March 2006, BC began to sell the American Express cards in all of the former Conavi branches, selling 22,914 cards in 2006 through this network.

            - VISA CREDIT CARD ISSUED BY BANCOLOMBIA CAYMAN: The Bancolombia Cayman Visa credit card is part of the international Visa system, can be used worldwide, and is issued by Bancolombia Cayman. This is a means of payment and financing for customers in the BC Prestige Banking Segment as well as BC's subsidiaries abroad. This card offers financing arrangements with longer terms than the conventional financing. The financing conditions depend on the balance of the card and the payments made each month, including advance payments and purchases made.

            - CUSTOMER RETENTION CENTER: The Customer Retention Center (initially for personal cards) was established for the purpose of servicing customers who wanted to cancel their credit cards, offering additional advisory services using a client performance software in order to retain these customers. This Retention Center was launched on a nationwide level on June 12, 2006, and has already had a significant impact on BC's results. During 2006, 9,278 customers were assisted at this Center, 2,486 of which were retained. The number of customers retained on a monthly basis has shown a constant uptrend in 2006. At December 31, 2006, the retention indicator was 27%.

B.5.iii.b.   DEBIT CARDS

            As of December 31, 2006, according to the information provided by card franchisers and their representatives in Colombia, Bancolombia had the first position in the Colombian market with a total of 4,132,241 outstanding debit cards and a 30.76% share of the market. The share of total billings at the Point-of-Sale level was 11.96% and in terms of aggregate billings (Point-of-Sale usage and ATMs) BC's share was 38.56% of the total market. The total amount invoiced was Ps 25,948 billion.

            BC's portfolio of debit products consists of the following types of card:

            -     Bancolombia Maestro Debit Cards: 3,956,645 outstanding cards;

            - Bancolombia Maestro Preferential Debit Cards: 5,434 outstanding cards;

            -     Bancolombia MasterCard Debit Cards: 132,373 outstanding cards;

            - Bancolombia MasterCard Preferential Debit Cards: 37,789 outstanding cards; and

            - Bancolombia Prepaid Debit Cards: 71,773 outstanding prepaid debit cards (these are debit cards not associated to any savings account and are used for payroll, bonus and prizes among others payments).

            As of December 31, 2006, BC had an aggregate amount of 4,132,241 Bancolombia Debit Cards and 71,773 Bancolombia Pre-paid debit cards.

            The main factors contributing to this growth have been: (i) the growth dynamics of the Colombian economy over recent years, (ii) a greater tendency amongst consumers to use credit and debit cards, (iii) new retail establishments accepting debit card payments, (iv) implementing exclusive channels for card usage such as PAC's, (v) encouraging transactions, (vi) for some deposit plans, account balance consultations and cash withdrawals through BC's network of ATMs as a free service for Debit Cards, (vii) the strategy of coupling the opening up of a savings or checking account with a debit card as an access key, and (viii) the payroll business which has leveraged the placement of both Maestro debit cards and Prepaid debit cards due to the different plans based on the customer's purchasing volumes.

B.5.iii.c. ACQUIRING BUSINESS

            BC's market share in the acquiring business, this is retail establishments that accept credit and debit cards issued by BC, reached 42% as of December 31, 2006, with Ps 7,703 billion in amounts paid to affiliated establishments and Ps 23.1 billion in commissions received, positioning the Bank as number one in the market with a 3 point gain in market share.

            Since April, 2005 a transaction rate was established, which banks use in order to determine the commission they will charge to the retail establishment. As a result, competition among banks in the acquiring business has grown dramatically, with only 6 Banks maintaining more than a 6% share of the market. In spite of the considerable pressure on pricing, BC has consolidated its leadership position on the market.

            Bancolombia-Payer and Acquiring Business-:

            - VISA, MASTERCARD AND AMERICAN EXPRESS PAYER BUSINESS: At December 31, 2006, BC had a total of 14,495 affiliated commercial establishments and an aggregate amount of 25,040 single codes, representing an increase of 11% in affiliates since 2005. The growth in billings on the part of BC's affiliated establishments is due in part to the excellent dynamics of the industry as well as to the constant growth in affiliation rates and amounts paid.

            - ACQUIRING BUSINESS - AMERICAN EXPRESS: As of December 31, 2006, this franchise had an aggregate amount of 62,048 affiliated establishments, registering a 22.6% growth compared to the prior year. BC continues to be the only acquiring bank of this franchise in Colombia and has maintained a steady growth in the number of affiliated retail establishments.

                  BC's responsibilities are signing-up new establishments, defining discount commissions for the different types of commerce and paying the sales carried out by the affiliated establishments in Colombia.

                          CREDIT CARD BUSINESS - GROWTH

CREDIT CARD - ACCUMULATED BILLING                                                  INCREASE
(As of December 31, 2006 - in Ps  million)          2005                2006       2005/2006
                                               --------------       ------------   ---------
Master Card                                    Ps  1,391,484        Ps 1,565,211     12.48%
Visa                                                 879,462           1,062,085     20.77%
American Express                                     517,309             649,902     25.63%
                                               --------------       -------------    ------
TOTAL BANCOLOMBIA                              Ps  2,788,256        Ps 3,277,198     17.54%
                                               ==============       =============    ======

B.5.iv. OTHER PRODUCTS

              As a full service bank, BC offers a broad portfolio of financial products and banking services. Some important services not reported above are listed in this section.

B.5.iv.a. INTERNATIONAL REMITTANCES

              BC has become one of the leading banks in the family remittance market. In 2006, BC entered into 3 new agreements with money remitters abroad which, together with previous 10 agreements (6 money remitters companies and 4 banks) and BC's strategy to extend banking services to a wider range of customers, has allowed BC to offer highly attractive services to Colombians living abroad and to their respective families in Colombia.

B.5.iv.b. LOCAL REMITTANCES

              BC accepts check deposits drawn on other banks or from cities other than the city where the account was opened.

B.5.iv.c. TAX AND CUSTOMS DUTY PAYMENTS

              BC offers its customers the convenience of paying national taxes and customs duties through its branch network, thereby acting as intermediary between the Colombian tax authority - National Deparment of Tax and Customs (Departamento de Impuestos y Aduanas Nacionales or "DIAN", and the taxpayers. This represents a no-cost, short-term funding source for the Bank. As of December 31, 2006, BC held 36% of the tax collection market share, 34% of the national tax collection market share and 42% of the customs duty collection market share.

            Taxes are tipically collected during the months of April, May and June, when income tax payments are usually due. In addition, there are also monthly withholding tax payments and payments made in May in connection with the deadlines for the Value Added Taxes ("VAT") and the first installment of the taxes on capital gains. Customs duties are usually due at the beginning or the end of each month, since this is when permanent customs users make their monthly payments. BC ratifies its commitment to the progress of Colombia by assisting the general public with the fulfillment of their tax obligations.

B.5.iv.d. BANCASSURANCE - (LIFE/TUITION/RESIDENTIAL INSURANCE)

            Through its branch network, BC offers various insurance products (life insurance, home insurance and personal accident insurance) from Compania Suramericana de Seguros, one of the major insurance companies in Colombia. BC was the first bank in Colombia to enter the Bancassurance line of business in 1997.

            The various products offered in this area are mainly targeted to the Personal, Personal Plus and Entrepreneurial customers, who traditionally do not have this type of insurance.

            BC is the market leader in the bancasurance business, with 306,388 insurance policies sold in 2006, representing an increase of 32.7% as compared to 2005. BC also has a total of 506,000 outstanding insurance policies, representing a 20% increase as compared to 2005.

B.5.iv.e. PENSION BANKING ("BANCAPENSIONES")

            Through its branch network, the Bank offers a voluntary pension fund "Rentapension", managed by Fiduciaria Bancolombia, which allows for tax benefits to be obtained through periodic savings, complements the beneficiary's mandatory pension, provides interest payments, allows for proposed savings targets to be secured and improves the beneficiary's overall standard of living.

            In 2006, BC sold 8,100 pension plans as compared to 14,748 sold in 2005, which represents a 45% decrease. As of December 31, 2006, this pension fund managed assets totaling Ps 137.1 billion as compared to Ps 149 billion as of December 31, 2005, representing an 8% decrease.

            These decreases are due to a high volatility level on the domestic public debt market (prices of fixed-income securities have fallen) since the beginning of the year but specifically since March, 2006. As a consequence, investment funds, pension funds and trust funds, among others, were adversely affected.

            BC offers to the Preferential Banking segment, the voluntary pension fund "Multinversion", managed by Administradora de Fondos, Pensiones y Cesantias Proteccion S.A. "Multinversion", a savings plan associated with Proteccion's voluntary pension fund, was created to provide customers with an easy and modern investment alternative with access to both domestic and international markets and, at the same time, tax benefits. As of December 31, 2006, this pension fund managed assets totaling Ps 21,268 billion and the number of customers affiliated in the Preferential Banking segment was 3,244.

B.5.iv.f. AUTOMATIC PAYMENT SYSTEM

            BC's customers may place standing payment orders and pre-register payments to be automatically and periodically debited from their accounts. The Bank's automatic payment system also enables its customers to perform transactions with any banking institution in Colombia, through the country's authorized clearinghouse, ACH.

            During 2006, approximately 43,000,000 payments were conducted via the automatic payment system.

B.5.iv.g. TREASURY PRODUCTS

            The Bank's Treasury Division is responsible for the management of the Bank's treasury products and its proprietary liquidity as well as its foreign exchange and securities positions. The Treasury Division complies with the guidelines established by the Vice Presidency of Risk related to market and liquidity risk.

            Treasury products were more dynamic during 2006, showing a significant increase in the number and amount of operations with customers in product lines like foreign exchange spot market and forward transactions, and public debt. During 2006 there was a large increase of transactions with SMEs, which is the segment of small companies attended by Bancolombia.

            Internal and external interest rates and the macroeconomic environment translated into significant volatility of bond prices that affected the results of the Bank's proprietary portfolios. This factor was the main driver of BC's treasury results during 2006.

            In the local market, the yield of bonds increased after the first quarter due to a change of the monetary policy of the Colombian Central Bank that started to increase its short-term reference rate. Due to the strong Macroeconomic performance during the second semester, the prices of the bonds increased and it reflected positively in the results of the portfolios.

            In the international market, a high level of global liquidity, strong economic fundamentals in emerging economies and a supportive US Treasury market during 2006 translated into a significant reduction in the credit spread of the bond portfolio yielding important capital gains and positive results for BC.

            Among other activities, this division conducts the following operations for the Bank and for its customers, in addition to other activities:

      OVERNIGHT FUNDS:

            - INTER-BANKING: These are operations in which BC lends or borrows funds in Colombian pesos or U.S. dollars to or from financial institutions on a short-term basis (30 days maximum), without receipt or delivery of a guarantee in exchange. This product allows short-term management of liquidity surpluses or shortages.

            - REPURCHASE AGREEMENTS OR "REPOS": In Repo transactions, BC lends or borrows funds in Colombian pesos or U.S. dollars for a short-term (maximum 30 days) to or from financial or non-financial institutions, in exchange for a guarantee.

      ISSUANCE OF TIME DEPOSITS: BC captures funds in Colombian pesos by issuing time deposits. Interest rates on such time deposits can be fixed or linked to the Colombia's average of term deposits ("DTF") or the consumer price index ("CPI").

      PRIVATE DEBT INVESTMENT PORTFOLIO: With its private debt portfolios, BC purchases and sells securities issued by private entities of the Colombian financial and industrial sectors.

      TAX-FREE DEBT INVESTMENT PORTFOLIO ("TIPS"): These securities, issued by Titularizadora Colombiana, resulted from a mortgage loans securitization process and allow investors such as Bancolombia to get and additional benefit because of its tax - free income.

      PUBLIC DEBT INVESTMENT PORTFOLIO: BC purchases and sells securities issued by public entities or those managed by the government of Colombia.

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

      The Bank is authorized to purchase and sell the following currencies: U.S. dollars, Euros, Pounds Sterling, Swiss Francs, Japanese Yen, Swedish Kronas, Danish Kronas, Canadian dollars, Australian dollars and Venezuelan Bolivars, and generally any other foreign currency that is published by international information systems as provided for by applicable legislation and has been approved by BC.

      SOVEREIGN AND CORPORATE SECURITIES INVESTMENT PORTFOLIO: BC invests in fixed yield sovereign securities issued by the governments and corporations of different countries.

      CREDIT DERIVATIVES INVESTMENT PORTFOLIO: Through its subsidiary Bancolombia Panama, BC invests in credit -linked notes and credit -linked deposits issued by international banks. Such instruments contain embedded derivatives in which one party transfers to the other, for a period of time, the credit risk associated with another issuer in exchange for a periodic premium. This type of transfer is commonly defined as a Credit Default Swap ("CDS").

      FORWARD COLOMBIAN PESO/U.S. DOLLAR: BC purchases and sells U.S. dollars in exchange for futures contracts for Colombian pesos, determining a date, price, and amount. This is done to fulfill customer needs, to take a long or short position in connection with an exchange rate swap or to hedge assets and liabilities denominated in U.S. dollars. Such operations are not standardized with respect to length or minimum amounts. In forward forex operations, BC performs the same role with currencies other than the U.S. dollar.

      The Bank is authorized to purchase and sell the following currencies: U.S. dollars, Euros, Pounds Sterling, Swiss Francs, Japanese Yen, Swedish Kronas, Danish Kronas, Canadian dollars, Australian dollars and Venezuelan Bolivars, and generally any other foreign currency that is published by international information systems as provided for by applicable legislation and has been previously approved by BC.

      SECURITIES FORWARD: BC purchases and sells securities with a settlement date that is more than three days ahead of the trade date, specifying in advance the amount, price and date of the transaction.

      SIMULTANEOUS OPERATIONS: Simultaneous operations are those in which a person (the original seller) sells to another (the original buyer) fixed-income securities with the understanding that the latter shall sell to the former on a later date and at the price established when the operation is carried out, securities equivalent to those originally sold. Likewise, the original seller is bound to re-purchase all those securities sold to the original buyer, according to the terms and conditions agreed upon in the contract governing this arrangement.

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

      EUROPEAN OPTION: BC offers an option that can be defined as an arrangement which grants the buyer of an option the right, but not the obligation of purchasing (Call Option) or selling (Put Option) in U.S. dollars, at a particular time according to the type of option granted. This arrangement obliges the seller to buy or sell U.S. dollars, in the case that the buyer decides to exercise this right, and the buyer is obliged to pay the premium agreed upon on the date the operation is carried out. Currently BC only trades options linked to US$/Peso.

B.5.v. FIDUCIARY

            The Bank offers, through its subsidiary Fiduciaria Bancolombia, a family of five mutual funds and one voluntary pension fund, all of which are designed to provide customers with the opportunity to diversify their investments. As of December 31, 2006, BC had Ps 2,603,347 million in total assets under management, decreasing 9.56% from Ps 2,878,543 million in 2005, due to a period of exceptional volatility which lasted from March 2006 to June 2006 and negatively affected all funds valuation in the domestic market. Despite the Ps 275,196 million decrease, the funds managed by the fiduciary increased their market share 219 basic points in 2006.

            During May 2006, Fiduciaria Bancolombia obtained from BRC Investor Services the AAA local rating as counterparty, this was the fifth consecutive year that the company obtained this recognition. Also, during June 2006, Fiduciaria Bancolombia obtained, from the same rating agency, the AAA local rating for its quality in Asset Management. In its report, BRC Investor Services emphasized the experience and knowledge of the directors of Fiduciaria Bancolombia.

            Finally, in November 17, 2006, Duff and Phelps of Colombia assigned the AAA local rating to the Strength in Asset Management to Fiduciaria Bancolombia for the seventh consecutive years, highlighting the efficient methodologies and tools used to identify, measure and monitor the different kind of risks.

      FIDUCUENTA: This fixed income fund seeks to attain stable income in the short-term, preserving the immediate availability of cash. As of December 31, 2006, these funds had Ps 2,032,115 million in assets under management, increasing 2.07% as compared to Ps 1,990,969 million in 2005.

      FIDURENTA: This fixed income fund seeks to attain stable income in the medium- and long-term, with a minimum 30-day investment term. As of December 31, 2006, this fund had Ps 283,860 million in assets under management, decreasing 54.09% as compared to Ps 618,250 million in 2005. This behavior is explained by an increase in rates shown in the local fixed income market during the second quarter 2006.

      FIDUDIVISAS: This fund comprises fixed or variable income securities issued in international markets, with a minimum 90-day investment term. As of December 31, 2006, this fund had Ps 1,143 million in assets under management, increasing 42.70% as compared to Ps 801 million in 2005.

      PLAN SEMILLA: This savings alternative pursues the goal of capital accumulation, which can, in accordance with a customer's needs, assist in paying for education, purchasing a home, or buying a vehicle. It has a minimum one-year investment term. As of December 31, 2006, Fiduciaria Bancolombia had Ps 123,895 million in assets under management, increasing 31.61% as compared to Ps 94,137 million in 2005.

      RENTA PENSION: This long-term programmed savings alternative enjoys tax benefits and can either complement the mandatory state pension or assist in the pursuit of capital accumulation goals. As of December 31, 2006, Fiduciaria Bancolombia had Ps 137,128 million in assets under management, decreasing 7.42% as compared to Ps 148,115 million in 2005. Even though the fund has a long term investment horizon and that its results were better than those shown by the market during the second quarter 2006, the lower than expected returns exposed in this period caused a reduction in volume.

      INDEACCION: This investment alternative allows participation in the local and international stock markets with the goal of long-term gains. As of December 31, 2006, Fiduciaria Bancolombia had Ps 25,206 million in assets under management, decreasing 4.05% as compared to Ps 26,271 million in 2005. During the second quarter 2006 the local equity market fell near 45% of its prices. As a consequence, the dedicated funds investing in this market reduced their volume, explaining the performance of Indeaccion.

      ASSET MANAGEMENT BUSINESSES

            In the area of asset management businesses, as of December 31, 2006, Fiduciaria Bancolombia had Ps 19,088 billion in assets under management, decreasing 0.90% as compared to Ps 19,262 billion in 2005. This reduction is explained, to some extent, by the dynamics of pension business that reduced their volume of assets under management (even though the income increased) during the past year. Fiduciaria Bancolombia offers a broad range of products and services by type of trust, including:

      PUBLIC TRUST: When managing a public trust for state-owned companies, Fiduciaria Bancolombia performs collection, payment and asset management operations while simultaneously performing follow-up, control and reviews of performance as well as any other activities provided for in the trust contract. Public trust, is divided in two categories: Public Trust and Pension Trust of Territorial Entities. As of December 31, 2006, Public Trust and Pension of Territorial Entities had Ps 4,833 billion and Ps 2,539 billion in assets under management, respectively.

      MANAGEMENT AND PAYMENT TRUST: Fiduciaria Bancolombia manages assets transferred to it by an individual or company, performing activities such as collection, payment and portfolio control, document control, verification of budgetary performance and presentation of operating results. As of December 31, 2006, these trusts had Ps 7,016 billion in assets under management, an increase of 13.05% as compared to Ps 6,206 billion in 2005.

      INDIVIDUAL INVESTMENT TRUST: Fiduciaria Bancolombia manages resources transferred to it by an individual or a company, designing an investment portfolio that takes into account the customer's requirements in terms of liquidity, security and profitability. As of December 31, 2006, these trusts had Ps 3,580 billion in assets under management, an increase of 7.31% as compared to Ps 3,336 billion in 2005.

      REAL ESTATE TRUST: Fiduciaria Bancolombia manages third-party resources to be used for the development of housing and/or commercial real estate projects during the pre-sale, construction and title transfer stages, thus contributing to project feasibility as well as promotional and sales activities. As of December 31, 2006, these trusts had Ps 242,031 million in assets under management, an increase of 16.38% as compared to Ps 207,959 million in 2005.

      GUARANTY TRUST: Through this trust business, the trustor or founder of a trust transfers ownership of one or several of his assets to an autonomous entity in order to guarantee other financial obligations that the trustor or founder has incurred. As of December 31, 2006, these trusts had Ps 877 billion in assets under management, decreasing 12.46% as compared to Ps 1,002 billion in 2005.

            Other products and services offered by the Fiduciaria Bancolombia are:

      SECURITIES MANAGEMENT: Fiduciaria Bancolombia perfoms management activities with the goal of improving efficiency in the administration of the shareholders' matters in a corporation. Fiduciaria Bancolombia can also act as agent for payments, recording agent and transfer agent.

      SECURITIZATION: This financial mechanism allows companies to obtain financial resources through the capital markets by the conversion of assets that are traditionally illiquid into liquid assets, usually through the establishment of an autonomous entity with assets that serve as collateral for the issuance of securities. The fiduciary has participated in the securitization process of cattle, real estate, and loan portfolios, among others.

      ISSUANCE MANAGEMENT: This product is specifically designed for companies that would like to obtain resources directly from the capital markets by issuing securities. Fiduciaria Bancolombia, acting as managing agent, provides advice, securities issuance, placement through a local broker, interest payment and capital redemption.

      CUSTODY: Fiduciaria Bancolombia has been approved by Morgan Guaranty Trust and The Bank of New York to act as custodian for ADRs and GDRs since 1995.

B.5.vi. LEASING

            Leasing Bancolombia, a subsidiary of BC specializing in leasing activities, offers a wide variety of financial and operating leasing arrangements coupled with loans, time deposits and bonds.

            As of December 31, 2006, Leasing Bancolombia's total assets amounted to Ps 4,226,930 million, with a local market share of 46.39% and shareholders equity of Ps 346,209 million.

            The following table illustrates Leasing Bancolombia's number of lease agreements, customers and the corresponding net value:

YEAR ENDED        NUMBER OF LEASE        NUMBER OF           NET VALUE
DECEMBER 31          CONTRACTS           CUSTOMERS          (Ps MILLION)
-----------       ---------------        ---------          ------------
2004                  8,851                5,449               818,483
2005                 19,742                9,399             2,362,105
2006                 23,497               10,380             3,158,717
                     ======               ======             =========

            Leasing Bancolombia provides the following products and services:

            - FINANCIAL LEASES: With this product, Leasing Bancolombia allows customers to lease predetermined assets, with the option of purchasing them once the lease agreement expires.

                  The financial leasing arrangements offered include:

                        - Import leasing: Leasing Bancolombia is responsible for the entire procedure of importing the assets into Colombia.

                        - Real estate leasing: includes different types of property such as warehouses, commercial establishments, industrial plants and offices.

                        - Infrastructure leasing: includes different types of infrastructure projects in sectors such as: telecommunications, energy, transport, drinking water and basic sanitation sectors.

                        - Vehicle leasing for corporate executives: with this product corporate customers provide their executives with vehicles for private use as an incentive.

                        - Cattle leasing: this form of leasing is available for dairy farming and cattle-raising activities.

            - RESIDENTIAL LEASING: In 2005, Leasing Bancolombia developed a residential leasing product for financing housing, based on the conditions and advantages prescribed by law. Residential leasing allows customers to choose a house or apartment, that may be new, existing, being designed or under construction for long-term financing with the option to purchase said property at the end of the lease.

            - OPERATING LEASES: Leasing Bancolombia provides leased assets, usually equipment, for fixed terms that are shorter than the asset's useful life. Once the lease ends, the customer has the option of acquiring the assets at their commercial value, or returning them to Leasing Bancolombia, who then proceeds to sell these assets.

            Renting Colombia, a non-financial subsidiary of Leasing Bancolombia, provides vehicle renting and fleet management services for both individuals and entities. Renting Colombia offers a wide range of solutions for the transportation and vehicular needs of large companies.

            Products offered by Renting Colombia:

                        - Traditional Vehicle Renting: Arrangements for sales force executives and/or working vehicles.

                        - Company Car: A full service renting product for company executives. During the term of the lease, Renting Colombia pays all cost associated with road taxes, car insurance and maintenance costs (except for gas and driver expenses).

                        - Rent-back Arrangements: Renting Colombia purchases the transport fleet from the customer and rents it back to the customer.

                        - Used Vehicle Sales: Selling off all those vehicles returned by customers once the renting contract expires.

            The following table shows Renting Colombia's volume of customers, leased assets together with their net value:

YEAR ENDED AS OF         NUMBER OF         LEASED ASSETS       LEASED ASSETS
  DECEMBER 31            CUSTOMERS            (UNITS)           (Ps MILLION)
----------------         ---------         -------------       -------------
2004                        233                2,604              136,671
2005                        291                3,039              167,736
2006                        349                3,708              207,601
                            ===                =====              =======

            In 2006, Renting Colombia, acquired a franchise owned by a Brazilian company, called Localiza, a leading car-rental firm in Latin America with more than 45,000 vehicles and a presence in 9 Latin American countries. Localiza is one of the largest buyers and dealers of vehicles in Latin America.

            Localiza, rents vehicles based on a daily rate (Rent a Car) to both individual and entities for terms that range from one (1) day to one (1) year. The age of the vehicles offered vary from new to 18 months old. Operations began in Medellin in December 2006 and are scheduled to commence in Bogota in March 2007. The franchise is also expected to begin operations in Panama during the first half of 2007.

            After 2 years of research on the car-rental industry in Latin America, Renting Colombia established its first international subsidiary in Peru in January 2007, which operates under the name of Renting Peru. With a total capitalization of US$ 5 million, to be paid over a maximum period of two years, this company began to function with a staff of 9, and is expected to end 2007 with total billings of almost US$ 1.5 million. Peru was chosen out of a number of other Latin American countries because its economy is performing quite well and the renting industry is a very incipient business in Peru with a shortage of new vehicles and limited ability to replace vehicles in circulation. Current legislation allows for used vehicles to be imported until December 31, 2007.

            - CROSS-BORDER LEASING: Suleasing Internacional S.A., a subsidiary of Leasing Bancolombia located in Panama, directly and through its subsidiary Suleasing International USA, Inc., located in Fort Laurderdale, United States, offers cross-border financial leases and infrastructure leases for the acquisition of fixed assets. These are alternatives for customers who would like to acquire equipment from suppliers located in other countries.

                  Additionally, Suleasing Internacional S.A. structures leasing operations in Central America, the Caribbean and Andean Region, Mexico and Brazil, pursuant to the applicable legislation of those countries.

                  Suleasing Internacional S.A., develops structures suitable for customers' needs, with medium- and long-term cross-border leasing in financing and structuring projects. In addition, Suleasing Internacional can help optimize the fiscal position of their customers through its cross-border leasing products.

            The following table shows Suleasing Internacional's number of customers, new leasing operations for 2004, 2005 and 2006, and the net investment in direct financing leases:

                                VALUE OF NEW          NET INVESTMENT IN
            NUMBER OF         LEASING OPERATIONS       DIRECT FINANCING
YEAR        CUSTOMERS           (Ps MILLIONS)        LEASES (Ps MILLION)
----        ---------         ------------------     -------------------
2004            50                  65,100                 99,683
2005            50                  97,628                155,190
2006            57                  60,215                 84,873
                ==                  ======                =======

B.5.vii. WAREHOUSING AND LOGISTICS

            Almacenar, the warehousing and logistics subsidiary of BC, offers the following portfolio of services:

            -     Warehousing: custody of customer merchandise.

            - Custom brokerage: assistance with import and export related processes.

            - Inventory management: warehousing distribution, inventory control.

            - Picking and Packing: product handling and POP (point of purchase) material handling.

            -     Distribution: coordination of transportation.

            -     File management: custody and file organization.

            - Warrants: issuance of certificates of deposit as guaranty for bank loans.

            On February 26, 2007, in a transaction duly authorized by the Superintendency of Finance, Bancolombia sold to Lab Investment & Logistics S.A. and Portal de Inversiones S.A. 91.08% of its direct interest and 3.79% of its indirect interest, held through Banca de Inversion Bancolombia S.A. Corporacion Financiera in Almacenar S.A. For more information please refer to Item 4. Information on the Company - A. History and Development of the Company - Recent Developments.

B.5.viii. INVESTMENT BANKING

            Banca de Inversion Bancolombia S.A. Corporacion Financiera (formerly Colcorp) is a subsidiary of BC that specializes in providing investment banking services to corporate customers in areas such as mergers and acquisitions, project finance, issues of debt and equity securities and syndicated loan transactions. Banca de Inversion Bancolombia also owns and manages a diversified equity portfolio, which invests in different sectors of the Colombian economy, including agriculture, telecommunications and toll road concessions. As of December 31, 2006, its equity portfolio book value was approximately Ps 212 billion.

B.5.ix. BROKERAGE AND ASSET MANAGEMENT

            Valores Bancolombia S.A., ("Valores Bancolombia"), formerly known as Compania Suramericana de Valores S.A. Comisionista de Bolsa - Suvalor, is a subsidiary of BC that provides brokerage and asset management services and channels all its professional experience and efforts into providing solutions and proposing differentiated investment alternatives to its customers.

            In April 2006, Duff & Phelps granted Valores Bancolombia a maximum Triple A rating for the seventh time, based on the firm's outstanding asset management capacity and strength.

              As of December 31, 2006, Valores Bancolombia S.A registered an accumulated income of approximately Ps 121.3 billion. It also ranked as one of the top firms of the sector on an accumulated net profits basis, registering a total of approximately Ps 18.9 billion.

            2006 was a difficult year for the Colombian brokerage sector due to the collapse of the international markets and the devaluation of local assets during the second quarter of the year. Because of such difficulties, the sector experienced a decrease in overall profits from Ps 213.9 billion in 2005 to Ps 71 billion which represented a 67% decrease. Notwithstanding that, Valores Bancolombia managed to finish the year relatively well with a decrease of only 42% on its net profits.

            Valores Bancolombia offers its customers investment alternatives both domestically and internationally.

            In the domestic market, customers may access through Valores Bancolombia investments in fixed income securities, equity securities and a wide range of mutual funds, including a series of Renta Valores Bancolombia investment funds (with different risk levels, minimum investment terms and portfolio composition) and the Opcion Colombia and Capital investment funds, which are distributed through Valores Bancolombia's own sales force as well as through the Bank's banking network.

            In the international market, Valores Bancolombia is able to offer diversified off-shore investment alternatives to its customers, including investments in securities issued by the Republic of Colombia overseas. Such investments are generally carried out through its subsidiaries Suvalor Panama, Bancolombia Puerto Rico International, Inc., Bancolombia Panama and Bancolombia Cayman or through different correspondent banks and agencies including Smith Barney, UBS International, UBS AG Switzerland and Man Investments.

            Valores Bancolombia also offers to its customers specialized service products such as third-party portfolio management, capital markets advisory services and structured products, as well as a wide range of investment related services such as economic research (with investment recommendations and periodic reports) and custody of securities (including through Deposito Centralizado de Valores de Colombia, or "Deceval" and Deposito Central de Valores del Banco de la Republica, or "DCV", and in the international market, through Clearstream Banking, Luxembourg, societe anonyme).

            As of December 31, 2006, Valores Bancolombia registered Ps 15.70 trillion in total assets under management of which Ps 14.37 trillion corresponded to assets denominated in pesos and US$ 591 million to international assets.

            These amounts represent investments made by a total of 82,866 customers of which 38,659 are direct customers (84% individuals and 16% institutional) and 44,207 are users from different banking networks.

B.5.x. OFF-SHORE BANKING

BANCOLOMBIA (PANAMA) S.A. AND BANCOLOMBIA CAYMAN

            Bancolombia (Panama) S.A. and Bancolombia Cayman, BC's international subsidiaries are located in Panama and the Cayman Islands, respectively. These companies provide a complete line of banking services mainly to Colombian customers, which include loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments and PC Banking. Through these subsidiaries, BC also offers to its high net worth customers and prestige banking customers, investment opportunities in U.S. dollars, in savings and checking accounts, time deposits, and investment funds.

            As of December 31, 2006, Bancolombia Panama S.A. and Bancolombia Cayman had 7,959 customers. As of December 31, 2006, Bancolombia Cayman had issued 5,873 Visa credit cards.

            In 2006, the Bancolombia Panama S.A. and Bancolombia Cayman's loan portfolio increased more than 100% as compared to the previous year. This growth is mainly explained by the acquisition of 85% of the Suleasing Internacional's loan portfolio for approximately US$ 30 million. This acquisition took place on December 2006 by Bancolombia Panama.

BANCOLOMBIA PUERTO RICO INTERNACIONAL, INC.

            Located in the financial district of San Juan, Puerto Rico, BC's subsidiary, is an international banking entity under Act 52 of August 11, 1989 and Regulation Number 5356 (International Banking Center Regulatory Act). Bancolombia Puerto Rico Internacional, Inc. offers a portfolio of international products and financial services servicing its customers' needs.

            The products portfolio includes savings accounts and commercial loans (including international leasing and international factoring). The portfolio also offers specialized short, medium and long-term lines of credit granted by international banks. Other products include: Time Deposit with fixed term, Time Deposit with variable interest (a medium term product starting at 18 months), Time Deposit in Euros and Time Deposit with increasing interest.

            As of December 31, 2006, Bancolombia Puerto Rico Internacional, Inc. had more than 4,200 active customers.

B.5.xi. BANCOLOMBIA'S MIAMI AGENCY

            Bancolombia's Miami Agency is an international banking agency that offers a broad range of deposit-taking products and services to non-U.S. residents, mainly BC customers, including savings, money market and checking accounts, time deposits, trade finance, working capital and personal loans, and funds transfers among others. Through the Miami Agency, the Bank supports its customers in international trade offering cash management services, and processing of import and export letters of credits, standby letters of credit, guarantees, collections and foreign exchange negotiations. The Agency enhances its products and services portfolio by offering new investment and saving opportunities in the U.S. for both individuals and entities.

            After three years of operation, 2006 was a period of consolidation for the Agency. As of December 31, 2006, total assets amounted to US$ 288 million, reflecting a 107% increase as compared to 2005. This excellent performance was primarily due to the dymanism of the loan portfolio, which totaled US$ 172 million as of December 31, 2006, increasing 69% as compared to the previous year. The loan portfolio has achieved a significant level of diversification, including operations in Colombia, the U.S., Mexico, Brazil and others. Similarly, net income increased 205%, reaching US$ 1.3 million over the year. Finally, it is important to note that the outstanding growth in customer deposits amounted to US$ 267 million at the end of 2006.

B.5.xii. COMMERCIAL FINANCE COMPANIES

      SUFINANCIAMIENTO

            Sufinanciamiento, BC's finance company subsidiary, targets the personal banking segment that is not traditionally served by commercial banks by specializing in risk products such as vehicle financing, private brand credit cards and personal loans to be used at the customers discretion.
Sufinanciamiento also finances insurance premiums and payroll loans.

            As of December 31, 2006, Sufinanciamiento had 779,519 customers representing, a 159.6% increase as compared to 300,243 customers as of December 31, 2005. Most of Sufinanciamiento's customers are targeted at retail chains.

      PRIVATE BRAND CREDIT CARD

            Sufinanciamiento, in alliance with Almacenes Exito, a major retailer in Colombia, issues the private brand credit card "Tarjeta Exito". This product offers improved conditions and advantages to customers such as discounts in purchases; different payment alternatives selected by the customers on a monthly basis, which can be done directly in the retail store; minimum requirements to obtain the credit card and terms of payment up to 48 months. As of December 31, 2006, 710,587 cards were issued.

            In addition to the previous product, Sufinanciamiento has developed alliances with other retailers, including, among others, "Alkosto" and "La 14", with the purpose of maintaining its leadership in the market of private brand credit cards.

            Sufinanciamiento has experienced significant loan portfolio growth during the last three years. In 2006, it increased in an amount of 64.5%. This growth was due to both the upward trend in the vehicle loan business, which represented 67.24% of the company's portfolio and the increase in the "Tarjeta Exito" product.

            According to the figures published by the Superintendency of Finance, in December of 2006, Sufinanciamiento held the first place, in terms of outstanding loans, among Colombian traditional commercial finance companies.

      FACTORING BANCOLOMBIA:

            Factoring Bancolombia S.A. Compania de Financiamiento Comercial is BC's new finance company subsidiary, a legally established credit institution, whose headquarters are in Medellin. Since it belongs to the financial sector and is an issuer of securities, it is duly subject to the control and supervision of the Superintendency of Finance and is registered in the Colombian National Guarantee Fund. For more information, please see Item 4. Information on the Company - A. History and Development of the Company - Recent Developments.

            On June, 2006, the rating agency Duff & Phelps of Colombia gave Factoring Bancolombia the AA rating, for its long-term debt.

            As of December 31, 2006, Factoring Bancolombia's assets and equity amounted Ps 208,524 million and Ps 27,984 million, respectively.

      Portfolio

            As of December 31, 2006, Factoring Bancolombia had a portfolio composed of the following products among others:

                  - "LINEA TRIANGULAR": This product has been on the market since before 2004. Factoring Bancolombia finances customer's purchases, based on a prior agreement with one or more customer's suppliers, offering an additional term to that normally provided by said suppliers, based on suitable economic terms and conditions and in keeping with the operating cycle of the customer's business.

                  - TARGETED FACTORING: here the supplier is paid for all those invoices owed by the customer (buyer). The customer is the party who sends the request on the day on which the disbursement is required, and for this reason it this the customer who earns the prompt payment discounts. This product allows for additional financing.

                  - PLUS FACTORING: this is the discounting of negotiable instruments in which the present-day value of the document maturing in the future is recognized. The present-day value is calculated at a discounted rate depending on the risk, segment and rating of the obligor party. Payment is made on the date on which the security becomes due and payable or on the expected payment date.

B.5.xiii. NEW PRODUCTS OR SERVICES

            In 2006, BC continued its effort to consolidate the products and services portfolio integration of the three entities involved in the Conavi/Corfinsura merger. The following are products and services that started being offered prior to the end of the integration process and which constituted a substantial opportunity to both Bancolombia and former Conavi:

            -     International money transfers for the former Conavi network;

            -     American Express credit cards for the former Conavi network;

            -     Mortgage loans (including CPT) for the Bancolombia network;
                  and

            - Additional assistance for the SMEs Banking Segment consisting of the approval of credit limits secured by the FNG for the former Conavi network.

B.5.xiii.a. "CASA PROPIA PARA TODOS" - CPT HOUSING LOANS

            In March 2006, the Bank launched the CPT ("housing for all"), a homeowner plan designed to dynamize the mortgage loan market in Colombia. This strategy was based on lowering housing market interest rate to 1% monthly nominal interest rate, additional consumers and credit card loans for remodeling purchased housing and on providing virtual advisory services through the website: www.creditocpt.com which used an innovative system for making appointments with customers through the BC branch network in order to provide advisory services and conduct sales. The CPT homeowner plan applied to both BC's new and existing customers. The strategy also benefited BC's construction segment since sales of property increased thereby encouraging more new projects to be built. BC's construction loan portfolio increased by 94.11%.

            As of December 31, 2006, BC placed a total of Ps 1,004 billion for loans, representing an increase of 190% in the amount of loans disbursed as compared to 2005. In addition BC's housing loan portfolio at year end totalled Ps 2,390 billion (including its securitized portfolio), representing an increase of 28.47%.

B.5.xiii.b. LINES OF CREDIT BASED ON PLEDGED VOLUNTARY PENSION FUND
            CONTRIBUTIONS TO PROTECCION S.A. PENSION FUND

            This is a line of credit to be used freely by individual customers and is guaranteed by pledged contributions to Proteccion's voluntary pension fund. With this type of guarantee, customers are entitled to lower interest rates and a higher debt availability.

B.5.xiii.c. NEW "VIDA PLENA" LIFE INSURANCE

            During the first half of 2006, BC launched the distribution of a new insurance product, a life insurance policy with a coverage that includes serious illness, designed especially for American Express customers and sold through the telesales line. This product results from the alliance between Bancolombia and Compania Suramericana de Seguros. Since its launching, BC has sold 219 policies.

B.5.xiii.d. NATIONAL CHECKS

            One of the main benefits of the Conavi/Corfinsura merger for the Bank's customers is that checks drawn on BC's checking accounts are now considered "national" as opposed to "local", meaning that checks are treated as local checks in parts of Colombia where BC had no prior presence. As beneficiaries of BC's checks, the customers do not have to pay remittance fees for receiving deposits in the form of Bancolombia or former Conavi checks in their checking or savings accounts. As drawers, customers enjoy a greater scope of acceptance, given the advantages available for the beneficiaries of said checks. BC expects to increase both its resources and number of accounts, in addition to increasing the funds deposited in customer accounts (checking and savings) because remittance fees are not charged on BC checks.

B.5.xiii.e. VIRTUAL PAYMENTS THROUGH THE INTEGRATED SOCIAL SECURITY AND
            PARAFISCAL CONTRIBUTION TEMPLATE

            BC's customers are now able to access the Integrated Social Security and Parafiscal Contribution Template through the Bank's web page. The system calculates the amount of contribution due according to the number of employees that the company has and allows it to electronically pay any amounts through BC's Corporate Virtual Branch.

B.5.xiii.f. MASTER ACCOUNT SERVICE

            In order to comply with the Decree No. 4,693 of 2005 issued by Colombia's Ministry of Social Protection in order to regulate the use of funds obtained by municipalities through the Government's subsidized healthcare and educational regime, Bancolombia developed a new master account service offered to municipal authorities. Such master accounts (which include both checking and savings accounts), were designed to facilitate the rigorous monitoring of the municipal accounts as required by the above mentioned decree. They are exclusively managed, with debits only being allowed if the funds are being transferred to another bank account belonging to a subsidized regime administrator duly registered with the Ministry of Social Protection.

B.5.xiii.g. LIBOR INDEXED TIME DEPOSIT

            BC offers a new Libor-indexed Time Deposit product to its customers who seek different types of investment in accordance with market evolution and expectations.

B.5.xiii.h. SWIFT'S E-MAIL CONFIRMATION - "FAXMAIL"

            Through this new service, the Bank provides its customers with information regarding SWIFT messages related to their international trade operations (import letter of credits, standby letter of credits, etc).

B.5.xiii.i. GUARANTEE FOR THE ENERGY INDUSTRY

            The Bank now offers to its customers in the electric energy sector a standby financial guarantee pursuant to which the Bank agrees to pay a specific amount of money to Colombia's energy exchange system operator upon failure by such customer to pay any amounts due in connection with its energy trading activities carried out through such energy exchange system.

B.5.xiii.j. MARKET RISK MANAGEMENT MODEL

            The new market risk management model developed in 2006 by BC, together with its subsidiary Banca de Inversion Bancolombia, allows BC's Corporate Banking customers to take full advantage of specialized advisory services on how to quantify and cover market risk in the most cost-efficient way. Through such model the Bank seeks to provide its customers with a comprehensive and independent range of risk management products including a foreign exchange risk management model and an interest rate risk management model.

B.6. COMPETITION

B.6.i. DESCRIPTION OF THE COLOMBIAN FINANCIAL SYSTEM

      Overview

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

            Additional laws have since been promulgated with the purpose of further deregulating the Colombian financial system. Law 510 of 1999, Law 546 of 1999 and Law 795 of 2003 further broadened the scope of activities permitted to financial institutions and set forth general circumstances under which the Government may intervene in the financial sector, as well as the rules governing such intervention.

            Over recent years, the Colombian banking system has been undergoing a period of readjustment given the series of mergers and acquisitions that have taken place within the sector, reflecting worldwide tendencies towards a greater consolidation on the part of ever growing financial institutions. More specifically, several mergers and acquisitions took place in 2005, including the Conavi/Corfinsura merger, the acquisition of Banco Aliadas by Banco de Occidente, the merger of Banco Tequendama and Banco Sudameris, as well as the merger of the Colmena and the Caja Social banks. The trend towards mergers and acquisitions continued throughout 2006, with the conclusion of certain transactions first announced during 2005. These include the acquisition of Banco Superior by Davivienda, of Banco Granahorrar by BBVA Colombia and of Banco Union by Banco de Occidente. Also during 2006, Banco de Bogota acquired Megabanco and Davivienda announced its acquisition of Bancafe. In addition, General Electric
(GE) Money announced the proposed acquisition of Colpatria and Bancolombia announced its proposed acquisition of Banagricola of El Salvador. Both such transactions are expected to be concluded in 2007. For more information on the proposed acquisition of Banagricola by Bancolombia please Item 4. Information on the Company-A. History and Development of the Company.

            As a result, as of December 31, 2006, the principal participants in the Colombian financial system were the Central Bank, 18 commercial banks (10 domestic banks, 6 foreign banks, and 2 state owned banks), 2 finance corporations, 24 commercial finance companies (9 leasing companies and 15 traditional finance companies) and 10 special state owned institutions or Instituciones Oficiales Especiales. In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, pension and severance pay funds, and fiduciaries also participate in the Colombian financial system.

      FINANCIAL SYSTEM EVOLUTION IN 2006

            The year of 2006 was characterized by a higher performance in the macroeconomic variables and financial indicators, as compared to those of previous years. In the context of economic growth, the financial system's loan portfolio continued to expand in 2006, as it did in previous years, recording an increase of 32.7% as of December 31, 2006. This performance was spurred mainly by consumption and microcredit loans, which registered individual annual growth rates of 49.4% and 33.7% respectively, along with increases in commercial and mortgage loans of 28.4% and 10.8% respectively.

            The dynamic of the financial system's loan portfolio was associated with indicators of quality of loan portfolio (past due loans/total loans) of 2.62% and coverage (provisions/past due loans) of 153.58% as compared with indicators of 2.66% and 166.88%, respectively as of December 31, 2005.

            Financial portfolio investment decreased during the second half of the year given the increase in interest rates for Colombia Treasury Bonds ("TES") which resulted in a reduction in the value of the portfolio investment and generated a reorganization in the composition of assets in favor of the loan portfolio. The loan portfolio as a percentage of total assets went from 52.4% as of December 31, 2005 to 60.6% as of December 31, 2006. In the case of the investment portfolio, such number went from 32.7% of the total assets as of December 31, 2005 to 24.2% as of December 31, 2006.

            As of December 31, 2006, the financial system registered total assets in an amount of Ps 155.23 trillion as compared with Ps 134.31 trillion for the previous year. The financial system's total composition of assets shows banks with a market share of 88.2%, followed by commercial financing companies with 9.4%, financial corporations with 2.4%, and cooperative organizations with 0.1%.

            In terms of profits, the financial system registered a total of Ps
3.55 trillion as of December 31, 2006, an increase of 5.3% if compared to the same period of 2005 when it registered Ps 3.37 trillion. The technical capital ratio for credit institutions was 12.7% (including banks, financing companies and commercial financing companies), which is well above the minimum legal requirement of 9%.

B.6.ii. BANCOLOMBIA AND ITS COMPETITORS

            In 2006, Bancolombia ratified its leading position on the Colombian finance sector, among 18 different players, and ranked first in terms of assets according to the Superintendency of Finance. Its main competitors in the corporate sector are Banco de Bogota, Banco de Occidente, BBVA and Citibank. In the consumer sector its main competitors are Banco Popular, Banco de Occidente and Davivienda.

      INDICATORS FOR BANCOLOMBIA AND ITS COMPETITORS

            The following table shows the key profitability and loan portfolio quality indicators for Bancolombia and its main competitors. The table also shows the capital adequacy requirements for Bancolombia and its main competitors as of December 31, 2006 as compared to the previous year.

                                                               PAST DUE LOAN/  ALLOWANCES/PAST
                                    ROE             ROA         TOTAL LOANS       DUE LOANS      CAPITAL ADEQUACY
                               --------------  --------------  --------------   --------------   ----------------
                               DEC-05  DEC-06  DEC-05  DEC-06  DEC-05  DEC-06   DEC-05  DEC-06   DEC-05    DEC-06
                               ------  ------  ------  ------  ------  ------  -------  ------   ------    ------
Bancolombia (unconsolidated)    22.9%   17.2%   3.1%    2.2%    2.0%    1.87%   208.2%  191.12%   12.1%    11.6%
Banco de Bogota                 20.4%   13.9%   2.8%    1.9%    2.0%    1.83%   174.9%  185.27%   15.2%    12.6%
Banco de Occidente              21.0%   16.4%   2.4%    2.1%    2.3%    2.18%   208.9%  186.85%   12.5%     9.8%
BBVA                            15.0%   19.1%   1.2%    1.8%    2.0%    2.58%   331.4%  213.09%   12.7%    14.0%
Citibank                        18.0%   11.1%   3.2%    1.5%    1.4%    2.35%   188.2%  145.86%   14.7%    12.3%
Davivienda                      29.3%   16.3%   3.6%    1.7%    3.3%    4.13%   247.4%  143.80%   16.5%    11.4%
Banco Popular                   25.1%   22.4%   2.8%    2.5%    2.6%    2.27%   185.8%  211.59%   12.4%    13.2%
                                ====    ====    ===     ===     ===     ====    =====   ======    ====     ====

      Source: Colombian Superintendency of Finance. Bancolombia's calculations

            The following charts show the market share of Bancolombia (unconsolidated) and its main competitors with respect to various key products, based on figures published by the Superintendency of Finance for the years ended December 31, 2004, 2005 and 2006:

                                 TOTAL NET LOANS
                                  MARKET SHARE

                                  [BAR GRAPH]

                               DEC-04  DEC-05  DEC-06
                               ------  ------  ------
Bancolombia                     14.3%   20.9%   20.3%
Bogota                          10.2%   10.1%   14.0%
Occidente                        5.1%    6.1%    6.6%
Citibank                         3.6%    3.8%    4.4%
BBVA                             7.9%    8.1%   10.8%
Davivienda                       5.8%    5.5%    9.1%
Popular                          5.7%    5.4%    4.8%

                                CHECKING ACCOUNTS
                                  MARKET SHARE

                                   [BAR GRAPH]


                         Dec-04       Dec-05   Dec-06
                         ------       ------   ------
Bancolombia............   17.5%        19.0%    21.0%
Bogota.................   16.1%        16.3%    17.0%
Occidente..............   10.2%        11.2%    12.8%
Citibank...............    3.1%         3.0%     3.3%
BBVA...................    9.8%         9.6%     9.6%
Davivienda.............    2.5%         2.7%     6.1%
Popular................    6.8%         6.2%     5.6%



                                  TIME DEPOSITS
                                  MARKET SHARE

                                   [BAR GRAPH]

                         Dec-04       Dec-05   Dec-06
                         ------       ------   ------
Bancolombia............   11.7%        14.6%    13.8%
Bogota.................    3.2%         5.7%     9.6%
Occidente..............    2.2%         3.4%     3.1%
Citibank...............    4.7%         3.4%     5.6%
BBVA...................    6.7%         7.8%    11.0%
Davivienda.............    7.8%         6.6%    12.8%
Popular................    2.8%         2.7%     2.9%

                                 SAVING ACCOUNTS
                                  MARKET SHARE

                                  (BAR GRAPH)


                                            DEC-04           DEC-05          DEC-06
                                            ------           ------          ------

Bancolombia ....................             10.9%           18.6%           20.1%

Bogota .........................             11.3%           11.3%           12.8%

Occidente ......................              5.2%            6.4%            6.2%

Citibank .......................              1.8%            2.5%            3.4%

BBVA ...........................              8.9%            8.3%           12.8%

Davivienda .....................              7.6%            8.8%           10.7%

Popular ........................              7.5%            8.4%            6.9%

B.7. SUPERVISION AND REGULATION

   COLOMBIAN BANKING REGULATORS

      Colombia's National Congress prescribes the general framework under which the Government may regulate the financial system. The principal bodies regulating the Colombian financial system are the board of directors of the Central Bank, the Ministry of Finance and Public Credit and the Superintendency of Finance.

      CENTRAL BANK:

            - The Central Bank exercises the customary functions of a central bank, including price stabilization, legal currency issuance, regulation of currency circulation, credit and exchange rate monitoring and administration of international reserves. Its board of directors is the regulatory authority for monetary, currency exchange and credit policies, and is responsible for the direction and execution of the Central Bank's duties. The Central Bank also acts as a last resort lender to financial institutions.

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

      MINISTRY OF FINANCE AND PUBLIC CREDIT:

            - One of the functions of the Colombian Ministry of Finance and Public Credit is to intervene in all aspects of finance, insurance and activities relating to receiving deposits of money from the public. It is also responsible for inspecting, supervising and controlling all those entities engaged in such activities, specifically through the Superintendency of Finance.

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

            - The Superintendency of Securities was, until November 25, 2005, responsible for monitoring, promoting and regulating the market for publicly traded securities in Colombia and overseas, its main participants, including the Colombian Stock Exchange, brokers, dealers, mutual funds, and issuers. Since BC's common shares and preferred shares are publicly traded on the Colombian Stock Exchange, certain aspects of BC's operations as issuer were supervised by the Superintendency of Securities.

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

            - The Superintendency of Finance is a technical branch of to the Colombian Ministry of Finance and Public Credit that acts as the inspection, supervision and control authority of the financial, insurance and securities exchange sectors and any other activities related to the investment or management of the public's savings. The Superintendency of Finance has been entrusted with the objective of supervising the Colombian financial system with the purpose of preserving its stability and trustworthiness, as well as promoting, organizing and developing the Colombian securities market and protecting the users of financial and insurance services and investors.

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

            - Additionally, Bancolombia's subsidiaries that are financial entities (finance corporations, commercial finance companies, trust companies, warehouse companies) and its brokerage firm are each subject to the supervision and regulation of the Superintendency of Finance.

   REGULATORY FRAMEWORK FOR COLOMBIAN BANKING INSTITUTIONS

      The basic regulatory framework for the operations of the Colombian financial sector is set forth in Decree 663 of 1993, modified among others, by Law 510 of 1999, Law 546 of 1999, Law 795 of 2003 and Law 964 of 2005. Laws 510
and 795 substantially modified the control, regulation and surveillance powers of the Superintendency of Banking (now Superintendency of Finance). Law 510 also streamlined the procedures for the Fondo de Garantias de Instituciones Financieras ("Fogafin"), a fund meant to assist troubled financial institutions, to intervene on behalf of economically troubled companies. The main objective of Law 510 was to increase the solvency and stability of Colombia's financial institutions, by establishing rules regarding their incorporation, as well as permitted investments of credit institutions, insurance companies and investment companies. Law 546 of 1999 was enacted in order to regulate the system of long-term home loans. Afterwards, Law 795 was issued with the main objective of broadening the scope of activities to be performed by financial institutions and to update Colombian regulations with the latest principles of the Basel Committee. Law 795 also increased the minimum capital requirements in order to incorporate a financial institution (for more information see "Minimum Capital Requirements" below) and authorized the Superintendency of Finance to take precautionary measures, consisting mainly in preventive interventions with respect to financial institutions whose capital falls below certain thresholds(5). Law 964 envisaged that in the event the Superintendency of Banking joined with the Superintendency of Securities to form one single regulating agency, the resulting entity would take on all the functions of both Superintendencies.

      In order to implement and enforce the provisions related to Colombia's financial system, the Superintendency of Finance and the board of directors of the Central Bank issue periodic circulars and resolutions. In External Circular 007 of 1996, as amended, the Superintendency of Banking (now Superintendency of Finance) compiled all the rules and regulations applicable to financial institutions, and in External Circular 100 of 1995, as amended ("Basic Accounting Circular"), it compiled all regulations applicable to the accounting and financial treatment of banking financial institutions.

      Violations of Laws 510, 795 and 964, as well as of specific provisions of Decree 663 and their relevant regulations are subject to administrative sanctions and, in some cases, criminal sanctions.

   KEY INTEREST RATES

      Colombian commercial banks, finance corporations and commercial finance companies are required to report to the Central Bank, on a weekly basis, data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes the Tasa de Captaciones de Corporaciones Financieras ("TCC") and the Depositos a Termino Fijo ("DTF") rates, which are published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The TCC is the weighted average interest rate paid by finance corporations for deposit maturities of 90 days. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and commercial finance companies for certificates of deposit with maturities of 90 days. For the week of March 26-30, 2007, the DTF was 7.60% and the TCC was 6.50%.

   CAPITAL ADEQUACY REQUIREMENTS

      Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 1720 of 2001, as amended) are based on the standards of the Basel Committee. The regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution's Technical Capital (as defined below) be at least 9% of that institution's total risk-weighted assets.

      Technical Capital for the purposes of the regulations consists of basic capital ("Primary Capital") and additional capital ("Secondary Capital") (collectively, "Technical Capital"). Primary Capital consists mainly of:

            -     outstanding and paid-in capital stock;

            -     legal and other reserves;

            -     profits retained from prior fiscal years;

----------
(5) For example, in order to avoid a temporary taken of possession by the Superintendency of Finance, such financial institutions must submit to the Superintendency of Finance a restructuring program to restore their financial situation.

            - the total value, of the revaluation of equity account (revalorizacion del patrimonio) (if positive) and of the foreign currency translation adjustment account (ajuste por conversion de estados financieros);

            - current fiscal year profits in a proportion equal to the percentage of prior fiscal year profits that were capitalized, or allocated to increase the legal reserve, or all profits that must be used to cover accrued losses;

            - any representative shares held as guarantee by the Fogafin when the entity is in compliance with a recovery program aimed at bringing the Bank back into compliance with capital adequacy requirements (if the Superintendency of Finance establishes that such recovery program has failed, these shares shall not be computed);

            - subordinated bonds issued by financial institutions and subscribed by Fogafin when they comply with the requirements stated in the regulations;

            - the part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation;

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

            - investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by entities (excluding subsidiaries) subject to the supervision of the Superintendency of Finance excluding appraisals and investments in Finagro credit establishments and investments undertaken pursuant to article 63 of Decree 663 of 1993, subject to the conditions set forth in the regulation; and

            - investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by foreign financial institutions where the investor directly or indirectly holds at least 20% of the capital of said institution (excluding subsidiaries). This amount includes foreign currency translation and excludes appraisals.

      Secondary Capital consists of other reserves and retained earnings, which are added to the Primary Capital in order to establish the total Technical Capital. Secondary Capital includes:

            - 50% of the accumulated inflation adjustment of non-monetary assets (provided that such assets have not been disposed of);

            - 50% of asset reappraisal (excluding revaluations of foreclosed assets or assets received as payment of credits);

            - mandatory convertible bonds effectively subscribed and paid, with maturities of up to 5 years, (provided that the terms and conditions of their issuance were approved by the Superintendency of Finance and subject to the conditions set forth by the Superintendency of Finance);

            - subordinated monetary obligations as long as said obligations do not exceed 50% of Primary Capital, and comply with additional requirements stated in the regulations;

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

            - 50% of the direct or indirect capital investments (excluding subisidiaries) and mandatory convertible bonds reappraisal, of foreign financial entities with respect to which the bank's share is or exceeds 20% of the entity's subscribed capital.

            - the value of the devaluation of equity investments with low exchange volume or which are unquoted.

      In computing Technical Capital, Secondary Capital may not exceed (but can be less than) the total amount of Primary Capital.

      The following table sets forth certain information regarding the Bank's capital adequacy as of December 31, 2006:

                                                                                    AS OF DECEMBER 31,
                                                                                           2006
                                                                                   --------------------
                                                                                   (Ps million, except
                                                                                       percentages)

Subscribed capital .............................................................      Ps     430,684
Capital Advance Payments .......................................................                 205
Legal reserve and other reserves ...............................................           2,313,607
Unappropriated retained earnings ...............................................              48,889
Net Income .....................................................................             365,995
Subordinated bonds subscribed by Fogafin........................................               9,795
LESS:
         Long - term investments ...............................................             (25,312)
         Non - monetary inflation adjustment ...................................            (157,772)
                                                                                      --------------
Primary capital (Tier I)........................................................      Ps   2,986,091
                                                                                      ==============

                                                                                    AS OF DECEMBER 31,
                                                                                           2006
                                                                                   -------------------
Reappraisal of assets ..........................................................      Ps.     66,878
Provision loans.................................................................             245,372
Non-monetary inflation adjustment ..............................................              83,471
Subordinated bonds .............................................................              32,500
                                                                                      --------------
Computed secondary capital (Tier II)............................................      Ps     428,221
                                                                                      ==============
Primary capital (Tier I)........................................................      Ps   2,986,091
Secondary capital (up to an amount equal to primary capital) (Tier II)..........             428,221
                                                                                      --------------
Technical Capital ..............................................................      Ps   3,414,312
                                                                                      ==============

Capital ratios
Primary capital to risk-weighted assets (Tier I)................................                9.67%
Secondary capital to risk-weighted assets (Tier II).............................                1.38%
                                                                                      --------------
Technical capital to risk-weighted assets ......................................               11.05%
                                                                                      ==============

Risk weighted assets included market risk ......................................      Ps  30,885,195
                                                                                      ==============

      As of December 31, 2006, the Bank's Technical Capital ratio was 11.05%, exceeding the requirements of the Government and the Superintendency of Finance by 205 basis points. The Bank's capital has fluctuated over time. There can be no assurance that the Bank will not continue to experience such fluctuations in the future. The Bank expects, however, to be able to continue to meet all capital adequacy requirements under Colombian law.

      Liquidity risks and market risks are currently governed by the Basic Accounting Circular, issued by the former Superintendency of Banking (now Superintendency of Finance), which defines criteria and procedures for measuring the Bank's exposure to interest rate risk, foreign exchange risk, and market risk. Under such regulations, the Bank must send to the Superintendency of Finance information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Since January 2002, Colombian Banks have also been required to calculate, for each position on the balance sheet, a volatility rate and a parametric VaR (value at risk), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the Superintendency of Finance.

      The Superintendency of Finance, in its External Circular 037 of 2004, provided that financial institutions must maintain a ratio between its Technical Capital and credit/market risk-weighted assets of more than 9%.

      BC's loan portfolio, net of provisions, is 100% weighted as risk-weighted assets. By measuring credit risk, the provisions corresponding to each of BC's operations is duly determined. For this purpose, different levels of risk are set up, and different ratings are awarded (A, B, C, D and E) to the different credit operations showing the gradual increase in risk. Each of these ratings have a minimum provision level, as established by the Superintendency of Finance in Chapter II of the Basic Accounting Circular, which are duly complied with in the case of each of the Bank's credit transactions.

   MINIMUM CAPITAL REQUIREMENTS

      The minimum capital requirement for banks on an unconsolidated basis is established in article 80 of Decree 633 of 1993, as amended. The minimum capital requirement for 2007 is Ps 62,069 million. Failure to meet such requirement can result in a fine by the Superintendency of Finance of 3.5% of the difference between the required minimum capital and the Bank's effective capital for each month in arrears. As of December 31, 2006, the Bank has met all such requirements.

   Capital Investment Limit

      All investments in subsidiaries and other authorized capital investments, other than those carried out in order to fulfill legal provisions, may not exceed 100% of the total aggregate of the capital, equity reserves and the equity reappraisal account of the respective bank, financial corporation or commercial finance company, excluding unappraised fixed assets and including deductions for accumulated losses.

   FOREIGN CURRENCY POSITION REQUIREMENTS

      According to External Resolution 5 of 2005 issued by the board of directors of the Central Bank, a financial institution's foreign currency position (posicion propia en moneda extranjera) is the difference between such institution's foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

      Resolution 5 of 2005 of the board of directors of the Central Bank provides that the average of a bank's foreign currency position for 3 business days cannot exceed the equivalent in Colombian pesos of 20% of the bank's Technical Capital. Currency exchange intermediaries such as BC are permitted to hold a 3 business day's average negative Foreign Currency Position not exceeding the equivalent in foreign currency of 5% of its Technical Capital (with penalties being payable after the first business day). As of March 31, 2007 BC had an unconsolidated positive foreign currency position of US$ 21.37 million, which falls within the aforementioned regulatory guidelines. For further discussion, see Note 3 to the Bank's consolidated financial statements included in this Annual Report.

      Resolution 5 of 2005 also defines foreign currency position in cash (posicion propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities. A bank's 3 business days average foreign currency position in cash can not exceed 50% of the bank's Technical Capital.

      In accordance with Resolution 5 of 2005, the 3 day average shall be calculated on a daily basis and the foreign currency position in cash cannot be negative.

      On May 6, 2007, the board of directors of Central Bank issued Resolution 4 of 2007. However, this resolution did not change any of the above described requirements.

   RESERVE REQUIREMENTS

      Commercial banks are required by the Central Bank's board of directors to satisfy reserve requirements with respect to deposits. Such reserves are held by the Central Bank in the form of cash deposits and their required amounts vary. According to the Central Bank's board of directors' Resolution 19 of 2000 and Resolution 3 of 2007, the reserve requirements for Colombian banks as of May 7, 2007 are:

                                                              RESERVE REQUIREMENT (%)
                                                              -----------------------
Private demand deposits.....................................            27
Government demand deposits..................................            27
Other deposits and liabilities..............................            27
Savings deposits............................................          12.5
Time deposits (1)...........................................           0-5

----------
(1) 5% for deposit with maturities under 540 days, and 0% for deposits with maturities above 540 days.

   FOREIGN CURRENCY LOANS

      The board of directors of the Central Bank requires every Colombian resident and institution borrowing under foreign currency loans, regardless of the term or conditions of the loan, to post with the Central Bank a non-interest bearing deposit for a percentage of the respective indebtedness and during a term specified by the Central Bank's board of directors. According to External Resolution 2 of 2007, the deposit is required to be 40% of the amount received from any such borrowings, which must be converted into pesos using the representative market rate for the date in which the deposit will be made. Such deposit is non-interest bearing and has a term of 6 months. The receipt whereby the deposit is evidenced is not negotiable.

      External Resolution 8 of 2000, which contains the principal foreign exchange regulations applicable in Colombia, sets forth exemptions to the obligation of posting the deposit mentioned in the previous paragraph. Among such exceptions, pursuant to article 59 of such resolution, banks that obtain financing in a foreign currency from foreign financial entities or intermediaries acting in the foreign exchange market or through the issuance of securities and subsequently lend such borrowings in a foreign currency for a term not exceeding the original term of such financing are exempted from the deposit requirement.

   NON-PERFORMING LOAN ALLOWANCE

      The Superintendency of Finance has issued guidelines on non-performing loan allowances for Colombian credit institutions. See Item 4. Information on the Company - E. Selected Statistical Information - E.4. Summary of Loan Loss Experience - Allowance for Loan Losses.

   LENDING ACTIVITIES

      Through the issuance of Decrees 2360 and 2653, each of 1993, as amended, the Government set the maximum amounts that each financial institution may lend to a single borrower (including for this purpose all related fees, expenses and charges). These maximum amounts may not exceed 10% of a commercial bank's Technical Capital. The limit is raised to 25% when any amounts lent above 5% of Technical Capital are secured by guarantees that comply with the financial institutions' guidelines, in accordance with the requirements set forth in Decrees 2360 and 2653. Also, according to Decree 1886 of 1994, the Bank may not make a loan to any shareholder that holds directly more than 10% of its capital stock, for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding directly or indirectly 20% or more of the Bank's capital stock exceed 20% of the Bank's Technical Capital. In addition, no loan to a single financial institution may exceed 30% of the Bank's Technical Capital, with the exception of loans funded by Colombian development banks which have no limit. As of December 31, 2006, the Bank's lending limit per borrower on an unconsolidated basis was Ps 277,026 million for unsecured loans and Ps 692,565 million for secured loans. If a financial institution exceeds these limits, the Superintendency of Finance may impose a fine up to twice the amount by which any such loan exceeded the limit. At December 31, 2006, the Bank was in compliance with these limitations.

      Also, Decree 2360 set a maximum limit for risk concentrated in one single party, equivalent to 30% of the Bank's Technical Capital, the calculation of which includes loans, leasing operations and equity and debt investments.

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

      In addition, pursuant to Article 1.2.5.6 of Resolution 400 of 1995, as amended, issued by the former Superintendency of Securities (now Superintendency of Finance), any entity or group of entities ultimately representing the same beneficial owner, directly or through one or more intermediaries, may only become the beneficial owner of more than 10% of the outstanding common stock of a company that is publicly traded in Colombia by making a tender offer directed at all holders of the common stock of that company, following the procedures established by the Superintendency of Finance. Moreover, any beneficial owner of more than 10% of the outstanding common stock of a company who wants to acquire additional common stock of the company representing more than 5% of the company's outstanding common stock may only do so by making a tender offer directed at all holders of the company's common stock, following the procedures established by the Superintendency of Finance. These requirements need not be met if the purchase is approved by 100% of the holders of the outstanding capital stock of the company, or if the purchaser acquires the percentages indicated above through a public stock auction made on the Colombian Stock Exchange. Any transaction involving the sale of publicly-traded stock of any Colombian company, including any sale of the Bank's preferred shares (but not a sale of ADRs) for the peso-equivalent of 66,000 UVRs or more must be effected through the Colombian Stock Exchange.

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

   INTERVENTION POWERS OF THE SUPERINTENDENCY OF FINANCE

      According to laws 510 of 1999 and 795 of 2003, and subject to the prior consent of the Advisory Board of the Ministry of Finance and the Minister of Finance's approval, the Superintendency of Finance may assume control of the operations and assets of a bank in order to manage it with the purpose of preventing its liquidation or proceed with its liquidation, in the cases it cannot be avoided if such bank:

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

            - fails to comply with the instruction of the Superintendency of Finance for the exclusion of assets or liabilities; or

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

   ANTI-MONEY LAUNDERING PROVISIONS

      The regulatory framework to prevent and control money laundering is contained among others, in Decree 663 of 1993, External Circulars 025 of 2003, 034 of 2004, 040 of 2004 and 04 of 2006, issued by the Superintendency of Finance, as well as Law 599 of 2000 (The Colombian Criminal Code).

      The External Circulars issued by the Superintendency of Finance regulate and control anti-money laundering issues for financial institutions in Colombia, adopting the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering ("FATF"). Colombia, as a member of the GAFI- SUD (a FATF style regional body) follows all of FATF forty recommendations and FATF eight special recommendations. These rules emphasize "know your customer" policies, as well as complete knowledge by financial institutions of their users and markets. They also establish processes and parameters to identify and monitor a financial institution's customers. According to these regulations, financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism.

      The Colombian Superintendency of Finance is currently drafting an External Circular which shall replace the aforementioned regulations. Also, the Colombian Senate is currently drafting a bill in order to introduce new administrative and penal rules and regulations in Colombian legislation to prevent, control, detect, eliminate and judge and try all that relating to financing terrorism. BC has been directly involved in discussing and drafting the proposed regulations considering both necessary and of great benefit for the entire financial sector.

   TROUBLED FINANCIAL INSTITUTIONS

      In response to the crisis faced by the Colombian financial system during the early 1980s, in 1985 the Government created Fogafin. Subject to specific limitations, Fogafin is authorized to provide equity (whether or not reducing the par value of the recipient's shares) and/or secured credits to troubled financial institutions, and to insure deposits of commercial banks and certain other financial institutions. In 1998 and 1999, to address the adverse effects of the economic crisis, Law 550 (Ley de Reactivacion Economica), Law 546 (Ley de Vivienda), External Circular 039 and External Circular 044 were also adopted. These regulations sought to aid the recovery of the Colombian economy, by helping troubled companies and had some influence on the Bank's credit policies for such companies. Notably, under Law 546 of 1999, savings and loan institutions were required to convert into commercial and savings banks. Also, under this law, commercial banks cannot have participation in other commercial banks. Therefore, the Bank's participation in Conavi (a commercial bank) was only permitted until December 2004. Nevertheless, on December 3, 2004, considering the proposed merger between Bancolombia, Conavi and Corfinsura, the Superintendency of Banking (now Superintendency of Finance) granted BC an extension of 9 months on the permitted term, allowing the Bank to maintain its participation in Conavi until September 2005. On July 30, 2005 Conavi and Corfinsura (after its spin-off) merged with and into Bancolombia as surviving entity. Additional information on the Conavi/Corfinsura merger can be found in
Item 4. Information on the Company - A. History and Development of the Company.

      REGULATORY FRAMEWORK FOR SUBSIDIARIES WHO DO NOT BELONG TO THE FINANCE SECTOR

      All BC's subsidiaries that do not belong to the finance sector are governed by that stipulated in the Colombian Civil Code and the Colombian Code of Commerce as well as any rules and regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by said subsidiaries.

B.8. RAW MATERIALS

      The Bank on a consolidated basis is not dependent on sources or availability of raw materials.

B.9. PATENTS, LICENCES AND CONTRACTS

      BC is not dependent on patents or licenses, nor is dependent on an industrial, commercial or financial contract (including contracts with customers or suppliers) individually considered.

B.10. SEASONALITY OF DEPOSITS

      Historically, the Bank has experienced some seasonality in its checking account deposits, with higher average balances at the end of the year (when customers need increased liquidity and lower balances) than in the first quarter of the year (when customers move their funds from checking accounts to savings and mortgage institutions). In December 2004, the aggregate amount deposited in checking accounts was Ps 3,799 billion, which declined 16.6% to Ps 3,170 billion by March 31, 2005. In December 2005, the aggregate amount deposited in checking accounts was Ps 4,240 billion, which declined 7.8% to Ps 3,911 by March 31, 2006. In December 2006, the aggregate amount deposited in checking accounts was Ps 5,366 billion, which declined 7.9% to Ps 4,941 billion by March 31, 2007. As of December 31, 2006, deposits in checking accounts represented 23.1% of the Bank's total deposits.

C. ORGANIZATIONAL STRUCTURE

      The following is a list of Bancolombia's subsidiaries as of December 31, 2006:

     SUBSIDIARIES

                                                                                                                SHAREHOLDING
                                                                JURISDICTION OF                                 DIRECTLY AND
                        ENTITY                                   INCORPORATION              BUSINESS             INDIRECTLY
--------------------------------------------------------    ----------------------     --------------------   ----------------
Leasing Bancolombia S.A. (formerly Leasing Colombia
   S.A.)                                                         Colombia                   Leasing                100%
Fiduciaria Bancolombia S.A. (formerly Fiducolombia
   S.A.)                                                         Colombia                   Trust                 98.81%
Bancolombia Panama S.A.                                          Panama                     Banking                 100%
Bancolombia Cayman                                               Cayman Islands             Banking                 100%

                                                                                                                SHAREHOLDING
                                                                JURISDICTION OF                                 DIRECTLY AND
                        ENTITY                                   INCORPORATION              BUSINESS             INDIRECTLY
--------------------------------------------------------    ----------------------     --------------------   ----------------
Sistema de Inversiones y Negocios S.A.                      Panama                     Investments                   100%
Sinesa Holding Company Ltd.                                 British Virgin Islands     Investments                   100%
Future Net Inc                                              Panama                     E-commerce                    100%
Banca de Inversion Bancolombia S.A. (formerly Colcorp
   S.A. Corporacion Financiera)                             Colombia                   Investment Banking            100%
Inversiones Valores Simesa S.A. (1)                         Colombia                   Investments                 71.75%
Inmobiliaria Bancol S.A.                                    Colombia                   Real estate broker          99.09%
Fundicom S.A.                                               Colombia                   Metals engineering          79.90%
Valores Simesa S.A.                                         Colombia                   Investments                 71.75%
Todo UNO Colombia S.A.                                      Colombia                   E-commerce                  89.92%
Almacenes Generales de Deposito Mercantil S.A.                                         Warehousing and
   ALMACENAR                                                Colombia                   logistics                   98.31%
Unicargo de Colombia S.A.                                   Colombia                   Freight service             98.41%
Ditransa S.A.                                               Colombia                   Freight service             52.73%
Compania Suramericana de Financiamiento Comercial S.A.
   Sufinanciamiento                                         Colombia                   Financial services          99.98%
Renting Colombia S.A. (formerly Compania Suramericana
   de Arrendamiento Operativo S.A.  Surenting)              Colombia                   Operating leasing           75.50%
Patrimonio Autonomo Localiza                                Colombia                   Car rental                  75.50%
Suleasing Internacional S.A.                                Panama                     Leasing                       100%
Suleasing International USA, Inc.                           USA                        Leasing                       100%
Suleasing Internacional do Brasil Locacao de Bens S.A.      Brazil                     Leasing                       100%
Inversiones CFNS Ltda.                                      Colombia                   Investments                   100%
Valores Bancolombia S.A. (formerly Suvalor S.A.)            Colombia                   Securities brokerage          100%
Suvalor Panama S.A.                                         Panama                     Securities brokerage          100%
Bancolombia Puerto Rico Internacional, Inc (formerly
   Banco Corfinsura Internacional Inc.)                     Puerto Rico                Banking                       100%
Multienlace S.A.                                            Colombia                   Contact center              98.20%
Inversiones IVL S.A. (2)                                    Colombia                   Investments                 98.31%
Factoring Bancolombia S.A. (formerly Comercia S.A.)         Colombia                   Financial services          99.97%
Patrimonio Autonomo CV Sufinanciamiento                     Colombia                   Loan management               100%

-------------
(1) Entity resulting from the spin-off of Valores Simesa S.A. that took place on December 21, 2006.

(2) Entity resulting from the spin-off of Almacenar S.A. that took place on December 13, 2006.

D. PROPERTY, PLANT AND EQUIPMENT

      As of December 31, 2006, the Bank owned Ps 873.65 billion in equipment. Ps
254.24 billion correspond to land and buildings, of which approximately 94.78% are administrative real estate and branches, located in 84 municipalities, but mainly in the cities of Bogota, Medellin and Cali. Ps 132.89 billion correspond to computer equipment, of which 33.20% corresponds to the central computer and servers and the rest are PCs, ATMs, telecommunications equipment and other equipment.

      In addition to its own branches, the Bank occupies 416 rented offices.

      The Bank does not have any liens on its property.

E. SELECTED STATISTICAL INFORMATION

      The following information is included for analytical purposes and should be read in conjunction with the Bank's consolidated financial statements as well as Item 5. Operating and Financial Review and Prospects. This information has been prepared based on the Bank's financial records, which are prepared in accordance with Colombian GAAP and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 31 to the Bank's consolidated financial statements as of December 31, 2006 included in this Annual Report for a summary of the significant differences between Colombian GAAP and U.S. GAAP.

      Consolidated selected statistical information at December 31, 2004 include the selected statistical information of the parent company and its subsidiaries, without reflecting any effect of the Conavi/Corfinsura merger and consolidated selected statistical information at December 31, 2005 correspond to the Bank plus subsidiaries, including all additional subsidiaries acquired as a result of the merger with Conavi and Corfinsura (spun-off corporation); for this reason, selected statistical information for 2004 and 2005 should be read taking into account the impacts of the Conavi/Corfinsura merger.

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

   REAL AVERAGE INTEREST RATES

      The real average interest rates set forth in the tables below have been calculated by adjusting the nominal average interest rates on peso-denominated assets and liabilities using the following formula:

                                       1 + N(P) -1
                               R(P) = -------------  -1
                                          1 + I

WHERE:

R(P) = real average interest rate on peso-denominated assets and liabilities for the period.

N(P) = nominal average interest rate on peso-denominated assets and liabilities for the period.

I    = inflation rate in Colombia for the period (based on the Colombian inflation rate).

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

   AVERAGE BALANCE SHEET

      The following tables show for the years ended December 31, 2004, 2005 and 2006, respectively:

            - average annual balances calculated using actual month-end balances for all of the Bank's assets and liabilities;

            -     interest income and expense amounts; and

            - nominal and real interest rates for the Bank's interest-earning assets and interest-bearing liabilities.

      In the tables below, the nominal interest rate for U.S. dollar-denominated items is considered to be the real interest rate because this activity was originated outside of Colombia and would not be impacted by the inflation and devaluation levels that would impact domestic activity.

      In addition, individual item's interest rate subtotals are based on weighted average using the average balances of the item.

 AVERAGE BALANCE SHEET AND INCOME FROM INTEREST-EARNING ASSETS FOR THE FISCAL
                                      YEARS
                               ENDED DECEMBER 31,

                                                               2004                                    2005
                                         --------------------------------------------- ---------------------------------------------
                                                                     AVERAGE  AVERAGE                             AVERAGE   AVERAGE
                                                                     NOMINAL   REAL                               NOMINAL    REAL
                                           AVERAGE      INTEREST     INTEREST INTEREST   AVERAGE      INTEREST    INTEREST  INTEREST
                                           BALANCE       EARNED       RATE     RATE      BALANCE       EARNED      RATE      RATE
                                         ------------  ------------ --------- -------- ------------  ------------ -------- ---------
                                                                     (Ps million, except percentages)
ASSETS
INTEREST-EARNING ASSETS
Overnight funds (3)
   Peso-denominated..................... Ps     7,681  Ps     1,759   22.9%    16.5%   Ps    55,779  Ps     3,032    5.4%     0.6%
   Dollar-denominated...................      332,953         5,414    1.6%     1.6%        433,111        13,366    3.1%     3.1%
                                         ------------  ------------                    ------------  ------------
     Total..............................      340,634         7,173    2.1%                 488,890        16,398    3.4%
Investment securities
   Peso-denominated.....................    2,937,411       382,648   13.0%     7.1%      5,851,619       716,771   12.2%     7.1%
   Dollar-denominated...................    1,654,701       166,680   10.1%    10.1%      1,626,509       107,938    6.6%     6.6%
                                         ------------  ------------                    ------------  ------------
     Total..............................    4,592,112       549,328   12.0%               7,478,128       824,709   11.0%
Loans(1) (2)
   Peso-denominated.....................    7,043,820     1,127,833   16.0%    10.0%     13,794,002     2,110,574   15.3%    10.0%
   Dollar-denominated                       1,928,495       107,572    5.6%     5.6%      3,483,715       231,172    6.6%     6.6%
                                         ------------  ------------                    ------------  ------------
     Total..............................    8,972,315     1,235,405   13.8%              17,277,717     2,341,746   13.6%
Total interest-earning assets
   Peso-denominated.....................    9,988,912     1,512,240   15.1%     9.1%     19,701,400     2,830,377   14.4%     9.1%
   Dollar-denominated...................    3,916,149       279,666    7.1%     7.1%      5,543,335       352,476    6.4%     6.4%
                                         ------------  ------------                    ------------  ------------
     Total..............................   13,905,061     1,791,906   12.9%              25,244,735     3,182,853   12.6%
NON INTEREST-EARNING ASSETS:
Cash due from banks and Central Bank
   Peso-denominated.....................      503,402                                     964,410
   Dollar-denominated...................      205,868                                     237,608
                                         ------------                                ------------
     Total..............................      709,270                                   1,202,018
Allowance for loan losses
   Peso-denominated.....................     (335,539)                                   (605,615)
   Dollar-denominated...................      (89,142)                                    (90,401)
                                         ------------                                ------------
     Total..............................     (424,681)                                   (696,016)
Non-performing loans
   Peso-denominated.....................       86,024                                     246,580
   Dollar-denominated...................        7,119                                      10,091
                                         ------------                                ------------
     Total..............................       93,143                                     256,671
Customers' acceptances
   Peso-denominated.....................      545,029                                   1,070,341
   Dollar-denominated...................     (487,565)                                   (975,030)
                                         ------------                                ------------
     Total..............................       57,464                                      95,311
Accounts receivable, net
   Peso-denominated.....................      138,710                                     303,137

                                                              2006
                                         ---------------------------------------------
                                                                     AVERAGE  AVERAGE
                                                                     NOMINAL  REAL
                                             AVERAGE     INTEREST   INTEREST  INTEREST
                                             BALANCE      EARNED       RATE    RATE
                                         ------------  ------------ --------  --------
                                                 (Ps million, except percentages)
ASSETS
INTEREST-EARNING ASSETS
Overnight funds (3)
   Peso-denominated..................... Ps    36,581  Ps     4,695     12.8%      8.0%
   Dollar-denominated...................      261,159        20,504      7.9%      7.9%
                                         ------------  ------------
     Total..............................      297,740        25,199      8.5%
Investment securities
   Peso-denominated.....................    5,102,999       144,715      2.8%     -1.6%
   Dollar-denominated...................    1,792,735       128,482      7.2%      7.2%
                                         ------------  ------------
     Total..............................    6,895,734       273,197      4.0%
Loans(1) (2)
   Peso-denominated.....................   17,410,381     2,397,421     13.8%      8.9%
   Dollar-denominated                       3,928,500       299,251      7.6%      7.6%
                                         ------------  ------------
     Total..............................   21,338,881     2,696,672     12.6%
Total interest-earning assets
   Peso-denominated.....................   22,549,961     2,546,831     11.3%      6.5%
   Dollar-denominated...................    5,982,394       448,237      7.5%      7.5%
                                         ------------  ------------
     Total..............................   28,532,355     2,995,068     10.5%
NON INTEREST-EARNING ASSETS:
Cash due from banks and Central Bank
   Peso-denominated.....................    1,126,746
   Dollar-denominated...................      256,202
                                         ------------
     Total..............................    1,382,948
Allowance for loan losses
   Peso-denominated.....................     (679,635)
   Dollar-denominated...................      (96,517)
                                         ------------  -
     Total..............................     (776,152)
Non-performing loans
   Peso-denominated.....................      242,503
   Dollar-denominated...................       16,318
                                         ------------
     Total..............................      258,821
Customers' acceptances
   Peso-denominated.....................      858,677
   Dollar-denominated...................     (728,614)
                                         ------------
     Total..............................      130,063
Accounts receivable, net
   Peso-denominated.....................      414,436

 AVERAGE BALANCE SHEET AND INCOME FROM INTEREST-EARNING ASSETS FOR THE FISCAL
                                      YEARS
                               ENDED DECEMBER 31,

                                                          2004                                      2005
                                     --------------------------------------------- ---------------------------------------------
                                                                 AVERAGE  AVERAGE                              AVERAGE   AVERAGE
                                                                 NOMINAL   REAL                                NOMINAL    REAL
                                        AVERAGE       INTEREST   INTEREST INTEREST    AVERAGE      INTEREST    INTEREST  INTEREST
                                        BALANCE        EARNED     RATE     RATE       BALANCE       EARNED      RATE      RATE
                                     -------------  ------------ -------- -------- -------------  ------------ -------- ---------
                                                               (Ps million, except percentages)
   Dollar-denominated...............        11,947                                        15,287
                                     -------------                                 -------------
     Total..........................       150,657                                       318,424
Foreclosed assets, net
   Peso-denominated.................        23,890                                        56,641
   Dollar-denominated...............             -                                            -
                                     -------------                                 -------------
     Total..........................        23,890                                        56,641
Premises and equipment, net (2)
   Peso-denominated.................       346,870                                       557,866
   Dollar-denominated...............        10,704                                        20,342
                                     -------------                                 -------------
     Total..........................       357,574                                       578,208
Other assets
   Peso-denominated.................     1,106,888                                     1,506,162
   Dollar-denominated...............        (7,523)                                      149,404
                                     -------------                                 -------------
     Total..........................     1,099,365                                     1,655,566
Total non interest-earning assets
   Peso-denominated.................     2,415,274                                     4,099,522
   Dollar-denominated...............      (348,592)                                     (632,699)
                                     -------------                                 -------------
     Total..........................     2,066,682                                     3,466,823

Total interest and non interest-
   earnings assets
   Peso-denominated.................    12,404,186     1,512,240                      23,800,922     2,830,377
   Dollar-denominated...............     3,567,557       279,666                       4,910,636       352,476
                                     -------------  ------------                   -------------  ------------
      TOTAL ASSETS.................. PS 15,971,743  PS 1,791,906                   PS 28,711,558  PS 3,182,853
                                     =============  ============                   =============  ============

                                                          2006
                                     -------------------------------------------------
                                                                    AVERAGE   AVERAGE
                                                                    NOMINAL    REAL
                                         AVERAGE       INTEREST     INTEREST  INTEREST
                                         BALANCE        EARNED       RATE      RATE
                                     -------------  -------------- --------- ---------
                                                 (Ps million, except percentages)
   Dollar-denominated...............        24,571
                                     -------------
     Total..........................       439,007
Foreclosed assets, net
   Peso-denominated.................        24,658
   Dollar-denominated...............             -
                                     -------------
     Total..........................        24,658
Premises and equipment, net (2)
   Peso-denominated.................       633,137
   Dollar-denominated...............        28,038
                                     -------------
     Total..........................       661,175
Other assets
   Peso-denominated.................     1,451,121
   Dollar-denominated...............       333,291
                                     -------------
     Total..........................     1,784,412
Total non interest-earning assets
   Peso-denominated.................     4,071,643
   Dollar-denominated...............      (166,711)
                                     -------------
     Total..........................     3,904,932
Total interest and non interest-
   earnings assets
   Peso-denominated.................    26,621,604       2,546,831
   Dollar-denominated...............     5,815,683         448,237
                                     -------------  --------------
      TOTAL ASSETS.................. PS 32,437,287  PS   2,995,068
                                     =============  ==============

---------
(1)   Includes performing loans only.

(2) Since January 1, 2004, instead of recording financial leases as property, plant and equipment, companies must account for them in their loan portfolio.

(3) Overnight funds interest earned includes commissions and therefore differs from the concept in the consolidated statements of operations.

 AVERAGE BALANCE SHEET AND INTEREST PAID ON INTEREST-BEARING LIABILITIES
                    FOR THE FISCAL YEARS ENDED DECEMBER31,

                                                         2004                                     2005
                                  ------------------------------------------ --------------------------------------------
                                                           AVERAGE   AVERAGE                            AVERAGE  AVERAGE
                                                            NOMINAL    REAL                             NOMINAL   REAL
                                      AVERAGE     INTEREST INTEREST INTEREST   AVERAGE      INTEREST    INTEREST INTEREST
                                      BALANCE       PAID     RATE      RATE    BALANCE         PAID      RATE     RATE
                                  ------------- ---------- -------- -------- ------------- ------------ -------- --------
                                                                 (Ps million, except percentages)
LIABILITIES AND SHARE-HOLDERS'
EQUITY

INTEREST-BEARING LIABILITIES:
Checking deposits
   Peso-denominated.............. Ps    189,362 Ps   4,822   2.5%    -2.8%   Ps    188,678 Ps     5,223   2.8%     -2.0%
   Dollar-denominated............       985,168      8,683   0.9%     0.9%         887,497       15,088   1.7%      1.7%
                                  ------------- ----------                   ------------- ------------
     Total.......................     1,174,530     13,505   1.1%                1,076,175       20,311   1.9%
Savings deposits
   Peso-denominated..............     2,886,563    140,237   4.9%    -0.6%       6,905,512      240,016   3.5%     -1.3%
   Dollar-denominated............       133,130      1,051   0.8%     0.8%         135,822        1,872   1.4%      1.4%
                                  ------------- ----------                   ------------- ------------
     Total.......................     3,019,693    141,288   4.7%                7,041,334      241,888   3.4%
Time deposits
   Peso-denominated..............     2,672,930    229,416   8.6%     2.9%       4,869,923      393,898   8.1%      3.1%
   Dollar-denominated............     1,592,067     38,142   2.4%     2.4%       1,760,073       55,468   3.2%      3.2%
                                  ------------- ----------                   ------------- ------------
     Total.......................     4,264,997    267,558   6.3%                6,629,996      449,366   6.8%
Overnight funds
   Peso-denominated..............       802,920     37,890   4.7%    -0.7%       1,039,540       68,830   6.6%      1.7%
   Dollar-denominated............        61,501      3,326   5.4%     5.4%         122,134        5,080   4.2%      4.2%
                                  ------------- ----------                   ------------- ------------
     Total.......................       864,421     41,216   4.8%                1,161,674       73,910   6.4%
Borrowings from domestic
development banks
   Peso-denominated..............       777,871     73,383   9.4%     3.7%       1,970,391      152,791   7.8%      2.8%
   Dollar-denominated............         8,491        166   2.0%     2.0%          71,513        3,718   5.2%      5.2%
                                  ------------- ----------                   ------------- ------------
     Total.......................       786,362     73,549   9.4%                2,041,904      156,509   7.7%
Interbank borrowings
   Peso-denominated..............             -          -                               -            -
   Dollar-denominated............       312,969      7,389   2.4%     2.4%       1,349,987       54,630   4.0%      4.0%
                                  ------------- ----------                   ------------- ------------
     Total.......................       312,969      7,389   2.4%                1,349,987       54,630   4.0%

Long-term debt
   Peso-denominated..............       443,522     41,239   9.3%     3.6%       1,812,802      153,658   8.5%      3.5%
   Dollar-denominated............             -          -                               -            -
                                  ------------- ----------                   ------------- ------------
     Total.......................       443,522     41,239   9.3%                1,812,802      153,658   8.5%
Fiduciary deposits
   Peso-denominated                           -          -                               -            -
   Dollar-denominated                         -          -                               -            -
       Total                                  -          -                               -            -
Total interest-bearing
liabilities
   Peso-denominated..............     7,773,168    526,987   6.8%     1.2%      16,786,846    1,014,416   6.0%      1.1%
   Dollar-denominated............     3,093,326     58,757   1.9%     1.9%       4,327,026      135,856   3.1%      3.1%
                                  ------------- ----------                   ------------- ------------
     Total.......................    10,866,494    585,744   5.4%               21,113,872    1,150,272   5.4%

                                                        2006
                                  ---------------------------------------------
                                                              AVERAGE    AVERAGE
                                                              NOMINAL     REAL
                                      AVERAGE     INTEREST   INTEREST   INTEREST
                                       BALANCE     PAID        RATE       RATE
                                  ------------- ----------- --------  ---------
                                          (Ps million, except percentages)
LIABILITIES AND SHARE-HOLDERS'
EQUITY

INTEREST-BEARING LIABILITIES:
Checking deposits
   Peso-denominated.............. Ps    294,062 Ps    6,568      2.2%      -2.2%
   Dollar-denominated............       939,789      26,108      2.8%       2.8%
                                  ------------- -----------
     Total.......................     1,233,851      32,676      2.6%
Savings deposits
   Peso-denominated..............     8,252,173     261,550      3.2%      -1.3%
   Dollar-denominated............       136,420       2,831      2.1%       2.1%
                                  ------------- -----------
     Total.......................     8,388,593     264,381      3.2%
Time deposits
   Peso-denominated..............     5,275,213     376,919      7.1%       2.6%
   Dollar-denominated............     1,796,282      82,594      4.6%       4.6%
                                  ------------- -----------
     Total.......................     7,071,495     459,513      6.5%
Overnight funds
   Peso-denominated..............     1,086,896      80,413      7.4%       2.8%
   Dollar-denominated............       397,212      20,463      5.2%       5.2%
                                  ------------- -----------
     Total.......................     1,484,108     100,876      6.8%
Borrowings from domestic
development banks
   Peso-denominated..............     2,218,433     174,108      7.8%       3.2%
   Dollar-denominated............       181,326       6,399      3.5%       3.5%
                                  ------------- -----------
     Total.......................     2,399,759     180,507      7.5%
Interbank borrowings
   Peso-denominated..............             -           -
   Dollar-denominated............     1,574,870      94,872      6.0%       6.0%
                                  ------------- -----------
     Total.......................     1,574,870      94,872      6.0%       6.0%

Long-term debt
   Peso-denominated..............     1,442,367     113,404      7.9%       3.2%
   Dollar-denominated............             -           -
                                  ------------- -----------
     Total.......................     1,442,367     113,404      7.9%       7.9%
Fiduciary deposits
   Peso-denominated                           -           -
   Dollar-denominated                         -           -
       Total                                  -           -
Total interest-bearing
liabilities
   Peso-denominated..............    18,569,144   1,012,962      5.5%       0.9%
   Dollar-denominated............     5,025,899     233,267      4.6%       4.6%
                                  ------------- -----------
     Total.......................    23,595,043   1,246,229      5.3%

 AVERAGE BALANCE SHEET AND INTEREST PAID ON INTEREST-BEARING LIABILITIES
                    FOR THE FISCAL YEARS ENDED DECEMBER 31,

                                                    2004                                     2005
                                 ------------------------------------------ -----------------------------------------------
                                                          AVERAGE   AVERAGE                               AVERAGE  AVERAGE
                                                          NOMINAL    REAL                                 NOMINAL   REAL
                                   AVERAGE      INTEREST  INTEREST INTEREST     AVERAGE      INTEREST     INTEREST INTEREST
                                   BALANCE        PAID     RATE      RATE      BALANCE        PAID         RATE     RATE
                                 ------------- ---------- -------- -------- ------------- --------------- -------- --------
                                                            (Ps million, except percentages)
NON-INTEREST-BEARING
LIABILITIES:
Checking accounts
   Peso-denominated.............     1,926,334                                  2,378,865
   Dollar-denominated...........             -                                          -
                                 -------------                              -------------
     Total......................     1,926,334                                  2,378,865
Other deposits
   Peso-denominated.............        79,552                                    154,719
   Dollar-denominated...........       107,589                                     93,753
                                 -------------                              -------------
     Total......................       187,141                                    248,472
Bank Acceptances Outstanding
   Peso-denominated.............         6,758                                      9,666
   Dollar-denominated...........        40,039                                     46,997
                                 -------------                              -------------
     Total......................        46,797                                     56,663
Fiduciary deposits
   Peso-denominated                          -          -                               -               -
   Dollar-denominated                        -          -                               -               -
       Total                                 -          -                               -               -
Other liabilities
   Peso-denominated.............     1,099,367                                  1,847,002
   Dollar-denominated...........        45,335                                     60,104
                                 -------------                              -------------
     Total......................     1,144,702                                  1,907,106
Shareholders' equity
   Peso-denominated.............     1,431,112                                  2,565,158
   Dollar-denominated...........       369,163                                    441,422
                                 -------------                              -------------
     Total......................     1,800,275                                  3,006,580
Total non-interest bearing
   liabilities and
   shareholders' equity
   Peso-denominated...........       4,543,123                                  6,955,410
   Dollar-denominated.........         562,126                                    642,276
                                 -------------                              -------------
   Total........................     5,105,249                                  7,597,686
Total interest and
   non-interest
   bearing liabilities
   and shareholders'
   equity
   Peso-denominated.............    12,316,291    526,987                      23,742,256       1,014,416
   Dollar-denominated...........     3,655,452     58,757                       4,969,302         135,856
                                 ------------- ----------                   ------------- ---------------
TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY              PS 15,971,743 Ps 585,744                   PS 28,711,558 PS    1,150,272
                                 ============= ==========                   ============= ===============

                                                        2006
                                  ---------------------------------------------
                                                              AVERAGE  AVERAGE
                                                              NOMINAL    REAL
                                      AVERAGE     INTEREST    INTEREST INTEREST
                                       BALANCE      PAID        RATE     RATE
                                  ------------- ------------- -------- ---------
                                         (Ps million, except percentages)
NON-INTEREST-BEARING
LIABILITIES:
Checking accounts
   Peso-denominated.............     3,040,103
   Dollar-denominated...........             -
                                  -------------
     Total......................     3,040,103
Other deposits
   Peso-denominated.............       188,841
   Dollar-denominated...........       107,122
                                  -------------
     Total......................       295,963
Bank Acceptances Outstanding
   Peso-denominated.............         5,861
   Dollar-denominated...........        61,933
                                  -------------
     Total......................         67,794
Fiduciary deposits
   Peso-denominated                           -             -
   Dollar-denominated                         -             -
       Total                                  -             -
Other liabilities
   Peso-denominated.............      1,957,354
   Dollar-denominated...........         88,888
                                  -------------
     Total......................      2,046,242
Shareholders' equity
   Peso-denominated.............      2,732,001
   Dollar-denominated...........        660,141
                                  -------------
     Total......................      3,392,142
Total non-interest bearing
   liabilities and
   shareholders' equity
   Peso-denominated.............      7,924,160
   Dollar-denominated...........        918,084
                                  -------------
   Total........................      8,842,244
Total interest and
   non-interest
   bearing liabilities
   and shareholders'
   equity
   Peso-denominated.............     26,493,304     1,012,962
   Dollar-denominated...........      5,943,983       233,267
                                  ------------- -------------
TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY               PS 32,437,287 PS 1,246,229
                                  ============= =============

     CHANGES IN NET INTEREST INCOME AND EXPENSES -- VOLUME AND RATE ANALYSIS

      The following table allocates, by currency of denomination, changes in the Bank's net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005; and the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

                                                     2004-2005                                    2005-2006
                                                INCREASE (DECREASE)                         INCREASE (DECREASE)
                                                DUE TO CHANGES IN:                           DUE TO CHANGES IN:
                                   ------------------------------------------  ------------------------------------------
                                                                   NET                                            NET
                                     VOLUME            RATE       CHANGE          VOLUME          RATE           CHANGE
                                   ------------  -------------  -------------  -------------  -------------  ------------
                                                                           (Ps million)
INTEREST-EARNING ASSETS:
Overnight funds
   Peso-denominated                Ps     2,614  Ps     (1,341) Ps      1,273   Ps    (2,464) Ps      4,127  Ps     1,663
   Dollar-denominated.............        3,091          4,861          7,952        (13,500)        20,638         7,138
                                   ------------  -------------  -------------  -------------  -------------  ------------
     Total........................        5,705          3,520          9,225        (15,964)        24,765         8,801
Investment securities
   Peso-denominated...............      356,965        (22,841)       334,124        (21,230)      (550,826)     (572,056)
   Dollar-denominated.............       (1,871)       (56,871)       (58,742)        11,913          8,631        20,544
                                   ------------  -------------  -------------  -------------  -------------  ------------
     Total........................      355,094        (79,712)       275,382        (9,317)       (542,195)     (551,512)
Loans
   Peso-denominated...............    1,032,823        (50,082)       982,741        497,978       (211,131)       286,847
   Dollar-denominated.............      103,201         20,399        123,600         33,881         34,198        68,079
                                   ------------  -------------  -------------  -------------  -------------  ------------
     Total........................    1,136,024        (29,683)     1,106,341        531,859       (176,933)       354,926
Total interest-earning assets
   Peso-denominated...............    1,395,333        (77,195)     1,318,138        321,721       (605,268)     (283,546)
   Dollar-denominated.............      103,466        (30,656)        72,810         32,897         62,864        95,761
                                   ------------  -------------  -------------  -------------  -------------  ------------
     TOTAL........................ PS 1,498,799  PS   (107,851) PS  1,390,948   PS   354,618  PS   (542,404) PS  (187,785)
                                   ============  =============  =============  =============  =============  ============

INTEREST-BEARING LIABILITIES:
Checking deposits
   Peso-denominated............... Ps       (19) Ps        420  Ps        401  Ps      2,354  Ps     (1,009) Ps     1,345
   Dollar-denominated.............       (1,660)         8,065          6,405          1,453          9,567        11,020
                                   ------------  -------------  -------------  -------------  -------------  ------------
     Total........................       (1,679)         8,485          6,806          3,807          8,558        12,365
Savings deposits
   Peso-denominated...............      139,687        (39,908)        99,779         42,682        (21,148)       21,534
   Dollar-denominated.............           37            784            821             12            947           959
                                   ------------  -------------  -------------  -------------  -------------  ------------
     Total........................      139,724        (39,124)       100,600         42,694        (20,201)       22,493
Time deposits
   Peso-denominated...............      177,701        (13,219)       164,482         28,958        (45,937)      (16,979)
   Dollar-denominated.............        5,295         12,031         17,326          1,665         25,461        27,126
                                   ------------  -------------  -------------  -------------  -------------  ------------
     Total........................      182,996         (1,188)       181,808         30,623        (20,476)       10,147
Overnight funds
   Peso-denominated...............       15,667         15,273         30,940          3,504          8,079        11,583
   Dollar-denominated.............        2,522           (768)         1,754         14,171          1,212        15,383
                                   ------------  -------------  -------------  -------------  -------------  ------------
     Total........................       18,189         14,505         32,694         17,675          9,291        26,966
Borrowings from domestic
development banks
   Peso-denominated...............       92,472        (13,064)        79,408         19,467          1,850        21,317
   Dollar-denominated.............        3,277            275          3,552          3,875         (1,194)        2,681
                                   ------------  -------------  -------------  -------------  -------------  ------------
     Total........................       95,749        (12,789)        82,960         23,342            656        23,998

                                                     2004-2005                                    2005-2006
                                                INCREASE (DECREASE)                         INCREASE (DECREASE)
                                                DUE TO CHANGES IN:                           DUE TO CHANGES IN:
                                   ------------------------------------------  ------------------------------------------
                                                                   NET                                            NET
                                     VOLUME            RATE       CHANGE          VOLUME          RATE           CHANGE
                                   ------------  -------------  -------------  -------------  -------------  ------------
                                                                           (Ps million)
Interbank borrowings
   Peso-denominated...............            -              -              -              -              -             -
   Dollar-denominated.............       41,965          5,276         47,241         13,547         26,695        40,242
                                   ------------  -------------  -------------  -------------  -------------  ------------
     Total........................       41,965          5,276         47,241         13,547         26,695        40,242
Long-term debt
   Peso-denominated...............      116,064         (3,645)       112,419        (29,125)       (11,129)      (40,254)
   Dollar-denominated.............            -              -             -               -              -             -
                                   ------------  -------------  -------------  -------------  -------------  ------------
     Total........................      116,064         (3,645)       112,419        (29,125)       (11,129)      (40,254)
Total interest-bearing
liabilities
   Peso-denominated...............      541,572        (54,143)       487,429         67,840        (69,294)       (1,454)
   Dollar-denominated.............       51,436         25,663         77,099         34,723         62,688        97,411
                                   ------------  -------------  -------------  -------------  -------------  ------------
     TOTAL........................ PS   593,008  PS    (28,480) PS    564,528  PS    102,563  PS     (6,606) PS    95,957
                                   ============  =============  =============  =============  =============  ============

      INTEREST-EARNING ASSETS -- NET INTEREST MARGIN AND SPREAD

            The following table analyzes the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2004, 2005 and 2006, respectively.

                                                         INTEREST-EARNING ASSETS-YIELD SPREAD FOR THE FISCAL
                                                                      YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------------
                                                              2004               2005              2006
                                                        --------------  -----------------  -----------------
                                                              (in millions of pesos, except percentages)
Total average interest-earning assets
   Peso-denominated...................................  Ps   9,988,912  Ps     19,701,400  Ps     22,549,961
   Dollar-denominated.................................       3,916,149          5,543,335          5,982,394
                                                        --------------  -----------------  -----------------
     TOTAL............................................  Ps  13,905,061  Ps     25,244,735  Ps     28,532,355
Net interest earned (1)
   Peso-denominated...................................  Ps     985,253  Ps      1,815,961  Ps      1,533,869
   Dollar-denominated.................................         220,909            216,620            214,970
                                                        --------------  -----------------  -----------------
     TOTAL............................................  Ps   1,206,162  Ps      2,032,581  Ps      1,748,839
Average yield on interest-earning assets
   Peso-denominated...................................            15.1%              14.4%              11.3%
   Dollar-denominated.................................             7.1%               6.4%               7.5%
                                                        --------------  -----------------  -----------------
     TOTAL............................................            12.9%              12.6%              10.5%
Net interest margin (2)
   Peso-denominated...................................             9.9%               9.2%               6.8%
   Dollar-denominated.................................             5.6%               3.9%               3.6%
                                                        --------------  -----------------  -----------------
     TOTAL............................................             8.7%               8.1%               6.1%
Interest spread (3)
   Peso-denominated..................................              8.4%               8.3%               5.8%
   Dollar-denominated.................................             5.2%               3.2%               2.9%
                                                        --------------  -----------------  -----------------
     TOTAL............................................             7.5%               7.2%               5.2%

-----
(1) Net interest earned is interest income less interest paid and includes interest earned on investments.

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

      The Superintendency of Finance requires investments to be classified as "trading", "available for sale" or "held to maturity". Trading investments are those acquired primarily to obtain profits from fluctuations in short-term prices and are recorded at market value. The difference between current and previous market value is added to or subtracted from the value of the investment and credited or charged to earnings. "Available for sale" investments are those held for at least one year (except for Bancolombia Panama's "available for sale" investments, which have no term restrictions) and they are recorded at market value with changes to the values of these securities recorded in a separate account in the equity section. "Held to maturity" investments are those acquired to be held until maturity and are valued at amortized cost. Bancolombia, as part of its investment strategy keeps portfolios classified as trading, available for sale and held to maturity. As of December 31, 2006, the value of BC's dollar- and peso-denominated portfolio on a consolidated basis was Ps 5,516,035 million.

      In accordance with the Chapter 1 of Circular 100 of 1995 issued by Superintendency of Finance, investments in debt securities are fully reviewed in June and December and partially reviewed each three months for impairment, by considering the related solvency risk, market exposure, currency exchange and country risk. Investments in securities with a rating by external agencies recognized by the Superintendency of Finance cannot be recorded on the balance sheet of the Bank for an amount higher than certain percentages of the face value (as shown in the table below), net of the amortizations recorded as of the valuation date.

LONG-TERM CLASSIFICATION     MAXIMUM FACE VALUE (%)
------------------------     ----------------------
BB+, BB, BB-                 Ninety (90)
B+, B, B-                    Seventy (70)
CCC                          Fifty (50)
DD, EE                       Zero (0)

SHORT-TERM CLASSIFICATION    MAXIMUM FACE VALUE (%)
-------------------------    ----------------------
3                            Ninety (90)
4                            Fifty (50)
5 y 6                        Zero (0)

      Internal or external debt securities issued or guaranteed by the Republic of Colombia are not subject to this adjustment, as well as those issued by the Central Bank and those issued or guaranteed by Fogafin.

      As of December 31, 2006, the Bank has recorded allowances of Ps 14.53 billion for 58 investment debt securities.

      As of December 31, 2005, the Bank has recorded allowances of Ps 5,936 million for 16 investment debt securities.

      The following table sets forth the fair value of the Bank's investments in Government and corporate securities and certain other financial investments as of the dates indicated:

                                                                                  AS OF DECEMBER 31,
                                                                      ----------------------------------------
                                                                       2004(1)(2)    2005(1)(2)    2006(1)(2)
                                                                      ------------  ------------  ------------
                                                                              (in millions of pesos)
DOLLAR-DENOMINATED
Securities issued or secured by the Colombian Government............  Ps   805,602  Ps   667,713  Ps   840,508
Euronotes and Eurobonds.............................................       326,534       737,328       383,988
Securities issued by foreign governments............................        24,085       252,263        66,530
Others..............................................................       186,232       103,357        58,368
                                                                      ------------  ------------  ------------
   Subtotal.........................................................     1,342,453     1,760,661     1,349,394
                                                                      ------------  ------------  ------------

PESO-DENOMINATED
Securities issued or secured by the Colombian Government............     2,900,305     5,010,982     2,016,413
Securities issued by the Central Bank...............................         4,190         2,582           267
Securities issued by government entities............................        45,806       111,114       565,575
Securities issued by financial entities.............................       457,378       985,835     1,385,698
Others..............................................................       167,721       387,773       198,688
                                                                      ------------  ------------  ------------
   Subtotal.........................................................     3,575,400     6,498,286     4,166,641
                                                                      ------------  ------------  ------------
               TOTAL................................................  Ps 4,917,853  Ps 8,258,947  Ps 5,516,035
                                                                      ============  ============  ============

----------
(1) Includes debt securities only. Net in equity securities were Ps 332,358 million, Ps 200,754 million and Ps 161,726 million for 2004, 2005 and 2006, respectively.

(2) These amounts are net of allowances for decline in value which were, Ps 4,939 million for 2004, Ps 5,936 million for 2005 and Ps 14,525 million for 2006 respectively.

      As of December 31, 2004, 2005 and 2006 BC holds securities issued by foreign governments and in the amounts, describe as follows:

                                                                            INVESTMENT AMOUNT -
                                               INVESTMENT AMOUNT - BOOK     BOOK VALUE - (U.S.
AS OF DECEMBER 31,          ISSUER           VALUE - (IN MILLION OF PESOS)       DOLLARS)
------------------  -----------------------  -----------------------------  -------------------
2004                Republic of Brazil                Ps  14,327              US$   5,995,338
                    Republic of Panama                Ps   5,026              US$   2,103,316
                    Republic of El Salvador           Ps   4,732              US$   1,980,374
2005                Republic of Brazil                Ps 247,425              US$ 108,319,266
                    Republic of Panama                Ps   4,838              US$   2,118,008
2006                Republic of Brazil                Ps  58,717              US$  26,227,198
                    U.S. Treasury                     Ps   7,812              US$   3,489,830

      The Bank increased the diversification, decreased the size, and shortened the duration of the dollar denominated portfolio in response to a less positive outlook for dollar denominated securities in the fixed income market for 2007 and in order to achieve the liquidity needed to serve increasing portfolio of loans.

      During 2006, the Bank decreased the amount of its peso denominated portfolio to Ps 4,167 billion, keeping investments in securities issued by the Government at 48% of such portfolio. Such strategy is based on the Bank's concerns regarding the low level of internal interest rates and expectations regarding a more restricted monetary police by the Central Bank, as well as on the Bank's needs of liquidity to serve the increasing loan portfolio disbursements.

   INVESTMENT SECURITIES PORTFOLIO MATURITY

      The following table analyzes the remaining maturities and weighted average nominal yields of the Bank's investment securities as of December 31, 2006:

                                                          AS OF DECEMBER 31, 2006
                                ---------------------------------------------------------------------------
                                MATURING IN LESS THAN 1   MATURING BETWEEN 1 AND    MATURING BETWEEN 5 AND
                                          YEAR                    5 YEARS                   10 YEARS
                                -----------------------  ------------------------  ------------------------
                                 BALANCE(1)  YIELD %(2)   BALANCE(1)   YIELD %(2)   BALANCE(1)   YIELD %(2)
                                -----------  ----------  ------------  ----------  ------------  ----------
                                                  (in millions of pesos, except yields)
DOLLAR-DENOMINATED:
Securities issued or
  secured by Colombian
  government..................  Ps       39     7.63%    Ps   611,884     5.86%    Ps   213,371     7.26%
Euronotes and Eurobonds.......       73,762     7.61%         310,225     7.80%               -        -
Securities issued by foreign
   governments................       26,971     5.50%          36,999     5.38%           2,560     4.75%
Others........................       35,462     4.12%          22,906     7.71%               -        -
                                -----------              ------------              ------------
   Subtotal...................      136,234     6.28%         982,014     6.50%         215,932     7.23%
                                -----------              ------------              ------------

PESO-DENOMINATED
Securities issued or
secured by Colombian
government....................      346,977     6.66%       1,035,632     7.99%         608,358     8.07%
Securities issued or
secured by the Central Bank...          103     6.90%             164     6.83%               -        -
Securities issued or
secured by government
entities......................      471,923     7.87%          49,805     8.72%          32,580     9.44%
Securities issued by
financial entities............      149,391     7.72%         555,964     6.13%         519,644     6.74%
Others........................        5,118     8.40%         114,337     9.02%          73,761     9.54%
                                -----------              ------------              ------------
   Subtotal...................      973,512     7.42%       1,755,902     7.49%       1,234,343     7.63%
                                -----------              ------------              ------------
   TOTAL......................  Ps1,109,746              Ps 2,737,916              Ps 1,450,275
                                ===========              ============              ============
                                              AS OF DECEMBER 31, 2006
                                -----------------------------------------------
                                 MATURING MORE THAN
                                       10 YEARS                  TOTAL
                                ---------------------  ------------------------
                                BALANCE(1)  YIELD%(2)   BALANCE(1)   YIELD %(2)
                                ----------  ---------  ------------  ----------
                                      (in millions of pesos, except yields)
DOLLAR-DENOMINATED:
Securities issued or
  secured by Colombian
  government..................  Ps  15,214     6.74%   Ps   840,508     6.23%
Euronotes and Eurobonds.......           -        -         383,988     7.76%
Securities issued by foreign
   governments................           -        -          66,530     5.41%
Others........................           -        -          58,368     5.53%
                                ----------             ------------
   Subtotal...................      15,214     6.74%      1,349,394     6.60%
                                ----------             ------------
PESO-DENOMINATED
Securities issued or
secured by Colombian
government....................      25,446     8.79%      2,016,413     7.80%
Securities issued or
secured by the Central Bank...           -        -             267     6.86%
Securities issued or
secured by government
entities......................      11,267     9.60%        565,575     8.07%
Securities issued by
financial entities............     160,699     6.77%      1,385,698     6.60%
Others........................       5,472     9.38%        198,688     9.21%
                                ----------             ------------
   Subtotal...................     202,884     7.25%      4,166,641     7.50%
                                ----------             ------------
   TOTAL......................  Ps 218,098             Ps 5,516,035
                                ==========             ============

----------
(1) Amounts are net of allowances for decline in value which amounted to Ps 14,525 million in 2006.

(2) Yield was calculated using the internal return rate (IRR) as of December 31, 2006.

      As of December 31, 2006, the Bank had the following investments that exceeded 10% of its shareholders' equity:

                                     ISSUER       FAIR VALUE   AMORTIZED COST
                                 --------------  ------------  --------------
                                                 (Ps million)
Securities issued or secured by  Ministry of
     Colombian government        Finance         Ps 2,856,921  Ps   2,973,321
Securities issued by other
     government entities         Finagro              463,148         463,228
Securities issued by other       Titularizadora
     entities                    Colombiana           840,982         843,605
                                                 ------------  --------------
      TOTAL                                      Ps 4,161,051  Ps   4,280,154
                                                 ============  ==============

      As of December 31, 2006, the bank held Ps 4,161 billion of securities issued by the Republic of Colombia that exceeded 10% of the Bank's shareholders' equity.

E.3.  LOAN PORTFOLIO

      In March of 2002, through its External Circular 011, the Colombian Superintendency of Banking (now the Superintendency of Finance), introduced modifications to Chapter II of the Basic Accounting Circular, related to credit risk management. Such regulation establishes the general principles and criteria that institutions must adopt in order to maintain adequately evaluated credit risks associated with the loan portfolio. It also defines credit categories, determines qualifications that must be granted to such operations according to their perceived risk, establishes the frequency with which these qualifications should be reviewed, stipulates the re-qualification mechanisms, provides instructions on the accounting criteria and provisions to be made and on the content and frequency of the reports to be submitted to the Superintendency of Finance, and fixes internal control mechanisms that institutions must adopt to assure the adequate fulfillment of this regulation.

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

      In 2006, Bancolombia, concentrated its efforts in adjusting its credit risk management system SARC by enhancing the expected loss models to be used in the management of the loan portfolio in the near future. Such adjustments were based on the rules and regulations issued by the Superintendency of Finance but also had the additional purpose of achieving competitive advantages. The main adjustments made to the Bank's credit risk management system included:

            - Migration of the historical loans and customer information from former Conavi and Corfinsura to the Datawarehouse built for Bancolombia.

            - Update of parameters used to determine expected losses (default probability, exposure at the time of default and loss in the event of default) including former Corfinsura and Conavi historical information.

            - Systems and adjustments required for the implementation of the reference model for provisions established by the Superintendency of Finance for commercial loans.

     The following table shows the Bank's loan portfolio classified into corporate, retail, financial leases and mortgage loans:

                                                                    AS OF DECEMBER 31,
                                               ----------------------------------------------------------------------
                                                    2002          2003         2004           2005           2006
                                               ------------  ------------  ------------  -------------  -------------
                                                                       (Ps million)
CORPORATE
    Trade financing........................... Ps   166,620  Ps   149,582  Ps   253,632  Ps    783,894  Ps    777,417
    Loans funded by domestic
    development   banks.......................      376,378       394,947       770,331        948,659        321,263
    Working capital loans.....................    3,650,585     4,687,153     4,298,354      7,702,420     11,534,148
    Credit cards..............................        5,218         8,237        24,621         42,293         50,803
    Overdrafts................................       48,591        32,371        67,018         62,041         74,218
    Other.....................................           --            --            --             --             --
                                               ------------  ------------  ------------  -------------  -------------
        Total corporate.......................    4,247,392     5,272,290     5,413,956      9,539,307     12,757,849
                                               ------------  ------------  ------------  -------------  -------------
RETAIL (1)
    Credit cards..............................      254,876       335,172       392,900        582,533        796,175
    Personal loans............................      561,558       814,885     1,111,250      1,556,429      2,281,177
    Vehicle loans.............................       24,476       229,737       381,723        629,326        963,072
    Overdrafts................................       68,490        81,294        89,867        101,957        119,882
    Loans funded by domestic
    development banks.........................      276,157       330,246       359,494        403,414        386,283
    Trade financing...........................       28,112        19,644        54,189         76,643         70,406
    Working capital loans.....................      698,160       898,239     1,295,643      1,612,650      2,331,999
                                               ------------  ------------  ------------  -------------  -------------
        Total retail..........................    1,911,829     2,709,217     3,685,066      4,962,952      6,948,994
                                               ------------  ------------  ------------  -------------  -------------
FINANCIAL LEASES (2) .........................           --            --       880,110      2,660,556      3,553,286
MORTGAGE .....................................       38,094        48,161        56,107      1,463,437      1,385,445
                                               ------------  ------------  ------------  -------------  -------------
        TOTAL LOANS......................         6,197,315     8,029,668    10,035,239     18,626,252     24,645,574
Allowance for loan losses.....................     (332,324)     (387,263)     (434,378)      (705,882)      (834,183)
                                               ------------  ------------  ------------  -------------  -------------
        TOTAL LOANS, NET...............        Ps 5,864,991  Ps 7,642,405  Ps 9,600,861  Ps 17,920,370  Ps 23,811,391
                                               ============  ============  ============  =============  =============

----------

(1)  Includes loans to high-income individuals and small companies.

(2) Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.

     As of December 31, 2006, BC's total loan portfolio amounted to approximately Ps 24.65 trillion, representing an increase of 32.32% as compared to approximately Ps 18.63 trillion in 2005. This increase was due to the positive performance of the Colombian economy and the increase of credit demand during 2006. In 2005, the Bank's total loan portfolio increased 85.61% to approximately Ps 18.63 trillion from approximately Ps 10.04 trillion in 2004, due primarily to the effect of the Conavi/Corfinsura merger, the recovery of the Colombian economy and the Bank's strategic targeting of additional market segments.

     Below is a brief explanation of the factors that contributed to the increase in the loan portfolio as of December 31, 2006 in each of the loan portfolio's categories.

     Corporate Loans

     As of December 31, 2006, corporate loans amounted to approximately Ps 12.76 trillion, increasing 33.74% as compared to approximately Ps 9.54 trillion as of December 31, 2005. Working capital loans represented the highest growth (49.75%) increasing from approximately Ps 7.70 trillion in 2005 to approximately Ps 11.53 trillion in 2006.

     The performance of the Colombian economy, particularly the domestic demand in 2006, was the principal factor for the increase in overall credit demand. At the end of the 2006, the following economic sectors presented the highest growth rates as compared to 2005: retail, maintenance, restaurants and hotels sector with 10.69%, construction with 14.36% and manufacturing industry with 10.79%, according to the information provided by Departamento Administrativo Nacional de Estadistica (the "National Administrative Department of Statistics" or "DANE").

     According to figures obtained from the Colombian Superintendency of Finance, the Commercial Loan/GDP ratio and the Consumer Loan/GDP ratio showed high growths in 2006 as compared to 2005, reaching 16.5% and 7.94% respectively. The Bank expects that the Colombian economy will continue to grow over the next few years as a result of an important level of financial leverage.

     In 2005, total corporate loans increased 76.20% to approximately Ps 9.54 trillion primarily due to a 79.19% increase in working capital loans and a 209.07% increase in trade financing loans.

     As of December 31, 2004, 2005 and 2006 total corporate loans represented 54%, 51% and 52% respectively, of the Bank's total loan portfolio.

     Retail Loans

     In 2006, retail loans increased 40.02% as compared to 2005, increasing from approximately Ps 4.96 trillion in 2005 to approximately Ps 6.95 trillion in 2006. This increase was primarily due to a 53.03% increase in vehicle loans, 36.67% increase in credit card billing and 46.56% increase in personal retail loans. On a macroeconomic level, these growth rates were driven by 14.11% growth on retail sales in 2006 (this information is provided by the DANE in the "Encuesta Muestra Mensual De Comercio Al Por Menor" or Survey Shows Monthly of Commerce al in Detail) which encouraged the use of the Bank's products, such as credit cards and personal credit.

     The increase in retail loans was also driven by the opening of 30 new branches and the implementation of new mobile branches, in different cities nationwide, as well as the increase in the number of outstanding credit cards and the expansion of Sufinanciamiento's business.

     Total retail loans increased 34.68% in 2005 from approximately Ps 3.69 trillion in 2004 to approximately Ps 4.96 trillion in 2005. This increase was primarily due to a 40.06% increase in personal loans, a 64.86% increase in vehicle loans and a 48.26% increase in credit card billing.

     As of December 31, 2004, 2005 and 2006, retail loans represented 37%, 27% and 28%, respectively, of the Bank's total loan portfolio.

     Mortgage Loans

     As a result of the Conavi/Corfinsura merger, BC acquired the mortgage loan business, where former Conavi was one of the leading entities in Colombia. As of December 31, 2006, mortgage loans amounted to approximately Ps 1.39 trillion representing approximately 6% of the total loan portfolio, driven by the favorable performance of the construction sector as well as the sale strategy adopted by the Bank. Additionally, the Bank sold mortgage loans to "Titularizadora Colombiana S.A." amounting to approximately Ps 905 billion in the last quarter of 2006.

     Financial Leases

     According to information published by the Superintendency of Finance as of December 31, 2006, BC, through its subsidiaries Leasing Bancolombia and Sufinanciamiento, is the leader in financial lease contracts origination. Including the subsidiaries mentioned above, and with Factoring Bancolombia, Suleasing Internacional, Bancolombia Puerto Rico Internacional, Inc. and Bancolombia Panama, as of December 31, 2006, the financial lease loan portfolio amounted to approximately Ps 3.55 trillion, representing approximately 14% of the total loan portfolio at the end of the year. The favorable performance of the different economic sectors and the sale strategies of these entities allowed BC to achieve these position.

     Borrowing Relationships

     As of December 31, 2006, the aggregate outstanding principal amount of the Bank's 25 largest borrowing relationships, in a non-consolidated basis, represented approximately 10.98% of the total consolidated loan portfolio, and no single borrowing relationship represented more than 1.01% of the total loan portfolio. As of December 31, 2006, approximately 6.24% of such loans were denominated in foreign currencies (U.S. dollars), 100% of those loans were corporate and 93.81% of these relationships were classified as "A" loans, 2.34% as "B" and 3.85% as "D".

   MATURITY AND INTEREST RATE SENSITIVITY OF LOANS

     The following table shows the maturities of the Bank's loan portfolio as of December 31, 2006:


                                                                       DUE AFTER ONE
                                                          DUE IN ONE    YEAR THROUGH   DUE AFTER
                                                         YEAR OR LESS    FIVE YEARS    FIVE YEARS       TOTAL
                                                         ------------  -------------  ------------  -------------
                                                                               (Ps million)
PESO-DENOMINATED LOANS AND FINANCIAL LEASES:
CORPORATE
    Trade financing ...................................  Ps   115,221  Ps     31,231  Ps    33,617  Ps    180,069
    Loans funded by domestic development banks ........        30,853        224,548        65,537        320,938
    Working capital loans .............................     3,324,924      3,931,904     1,602,289      8,859,117
    Credit cards ......................................         7,617         38,842           957         47,416
    Overdrafts ........................................        74,218             --            --         74,218
                                                         ------------  -------------  ------------  -------------
        Total corporate ...............................     3,552,833      4,226,525     1,702,400      9,481,758
                                                         ------------  -------------  ------------  -------------
RETAIL
    Credit cards ......................................       117,118        606,949         1,581        725,648
    Personal loans ....................................       284,322      1,962,303        34,511      2,281,136
    Vehicle loans .....................................        38,848        887,650        36,550        963,048
    Overdrafts ........................................       119,882             --            --        119,882
    Loans funded by domestic development banks ........        41,495        301,737        42,946        386,178
    Trade financing ...................................        47,431          2,324            --         49,755
    Working capital loans .............................     1,002,683      1,181,967        78,830      2,263,480
                                                         ------------  -------------  ------------  -------------
        Total retail ..................................     1,651,779      4,942,930       194,418      6,789,127
                                                         ------------  -------------  ------------  -------------
FINANCIAL LEASES ......................................       191,583      2,474,545       583,485      3,249,613
MORTGAGE ..............................................        26,201        109,258     1,249,986      1,385,445
                                                         ------------  -------------  ------------  -------------
          TOTAL PESO-DENOMINATED LOANS                   Ps 5,422,396  Ps 11,753,258  Ps 3,730,289  Ps 20,905,943
                                                         ============  =============  ============  =============
DOLLAR-DENOMINATED LOANS
CORPORATE
    Trade financing .............................        Ps   471,117  Ps     31,379  Ps    94,852  Ps    597,348

                                                                       DUE AFTER ONE
                                                          DUE IN ONE    YEAR THROUGH   DUE AFTER
                                                         YEAR OR LESS    FIVE YEARS    FIVE YEARS       TOTAL
                                                         ------------  -------------  ------------  -------------
                                                                               (Ps million)
    Loans funded by domestic
      development banks ................                          325             --            --            325
    Working capital loans ..............                      922,281      1,383,343       369,407      2,675,031
    Credit cards .......................                          487          2,900            --          3,387
    Overdrafts .........................                           --             --            --             --
                                                         ------------  -------------  ------------  -------------
        Total corporate ................                    1,394,210      1,417,622       464,259      3,276,091
                                                         ------------  -------------  ------------  -------------
RETAIL
    Credit cards .......................                       20,436         50,091            --         70,527
    Personal loans .....................                            5             36            --             41
    Vehicle loans ......................                           24             --            --             24
    Overdrafts .........................                           --             --            --             --
    Loans funded by domestic
      development banks ................                           77             28            --            105
    Trade financing ....................                       18,152          2,499            --         20,651
    Working capital loans ..............                       48,021          5,666        14,832         68,519
                                                         ------------  -------------  ------------  -------------
        Total retail ...................                       86,715         58,320        14,832        159,867
                                                         ------------  -------------  ------------  -------------
FINANCIAL LEASES .......................                       51,357        210,758        41,558        303,673
MORTGAGE ...............................                           --             --            --             --
                                                         ------------  -------------  ------------  -------------
  TOTAL DOLLAR-DENOMINATED LOANS .......                    1,532,282      1,686,700       520,649      3,739,631
                                                         ------------  -------------  ------------  -------------
        TOTAL LOANS ....................                 Ps 6,954,678  Ps 13,439,958  Ps 4,250,938  Ps 24,645,574
                                                         ============  =============  ============  =============

     As of December 31, 2006, 54.53% of BC's loan portfolio's maturities were between 1 and 5 years. As part of its credit policies, BC verifies at least annually, the maximum lending limits of its customers based on its performance and financial evaluations. Additionally, outstanding loans greater than 300 SMMLV (Ps 122 million as of December 31, 2006) are rated on a semi-annual basis. This process guarantees the permanent monitoring of the financial situation of BC's customers.

     The following table shows the interest rate sensitivity of the Bank's loan portfolio due after one year and within one year or less as of December 31, 2006:

                                                                  AS OF DECEMBER 31,
                                                                        2006
                                                                  ------------------
                                                                     (Ps million)
LOANS AND FINANCIAL LEASES DUE AFTER ONE YEAR:
VARIABLE RATE
  Peso-denominated.......................................          Ps   13,313,747
  Dollar-denominated.....................................                1,608,099
                                                                   ---------------
    Total................................................               14,921,846
                                                                   ---------------
FIXED RATE
  Peso-denominated.......................................                2,169,800
  Dollar-denominated.....................................                  599,250
                                                                   ---------------
    Total................................................                2,769,050
                                                                   ---------------
LOANS AND FINANCIAL LEASES DUE IN ONE YEAR OR LESS:
  Peso-denominated.......................................                5,422,396
  Dollar-denominated.....................................                1,532,282
                                                                   ---------------
    Total................................................                6,954,678
                                                                   ---------------
      TOTAL LOANS AND FINANCIAL LEASES...................          Ps   24,645,574
                                                                   ===============

   LOANS BY ECONOMIC ACTIVITY

     The following table analyzes the Bank's loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

                                                              AS OF DECEMBER 31,
                     ---------------------------------------------------------------------------------------------------------------
                          2002        %       2003          %       2004(1)       %          2005         %          2006       %
                     ------------  ------  ------------  ------  -------------  ------  -------------  ------  -------------  ------
Agricultural ....... Ps   135,554    2.2%  Ps   183,293    2.3%  Ps    480,414    4.8%  Ps    844,651    4.5%  Ps    996,091    4.0%
Mining products
  and oil ..........      103,624    1.7%        84,414    1.0%        140,137    1.4%        273,580    1.5%        456,770    1.9%
Food, beverage
  and tobacco ......      174,818    2.8%       133,859    1.7%        666,602    6.6%      1,371,696    7.4%      1,665,850    6.8%
Chemical
  production .......       11,453    0.1%           174    0.0%        386,434    3.9%        572,000    3.0%        805,900    3.3%
Other industrial
  and manufacturing
  products .........    1,738,250   28.0%     1,929,007   24.0%      1,762,447   17.6%      2,982,246   16.0%      3,867,432   15.7%
Government .........      152,453    2.4%       836,832   10.4%      1,027,009   10.2%      1,226,597    6.6%        602,585    2.4%
Construction .......      163,755    2.6%       180,704    2.3%        575,679    5.7%      2,980,173   16.0%      1,534,816    6.2%
Trade and tourism ..      816,090   13.2%       893,729   11.1%      1,760,120   17.5%      2,693,730   14.5%      2,791,340   11.3%
Transportation
  and communications..    299,184    4.8%       408,285    5.1%        720,031    7.2%      1,496,371    8.0%      1,924,129    7.8%
Public services ....      464,054    7.5%       472,451    5.9%        469,658    4.7%        941,975    5.0%      1,183,361    4.8%
Consumer services ..    1,840,735   29.9%     2,380,162   29.6%      1,601,132   16.0%      2,134,950   11.5%      5,804,779   23.6%
Commercial services       297,345    4.8%       526,758    6.6%        445,576    4.4%      1,108,283    6.0%      3,012,521   12.2%
                     ------------  ------  ------------  ------  -------------  ------  -------------  ------  -------------  ------
  TOTAL LOANS ...... Ps 6,197,315  100.0%  Ps 8,029,668  100.0%  Ps 10,035,239  100.0%  Ps 18,626,252  100.0%  Ps 24,645,574  100.0%
                     ============  ======  ============  ======  =============  ======  =============  ======  =============  ======

----------
(1) Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.

     As a result of the high performance of the Colombian economy, BC's loan portfolio for 2006 presented a 32.32% growth, as each of the different economic sectors also presented significant increases. It is important to note the strong performance of the Colombian economy which is primarily due to better conditions of law and order, and a better business climate driving the demand for credit in the majority of the economic sectors, among others factors.

   POLICIES FOR THE GRANTING AND REVIEW OF CREDITS

     The Bank's credit standards and policies aim to achieve a high level of credit quality in the Bank's loan portfolio, efficiency in the processing of loans and the specific assignment of responsibilities for credit risk.

     To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies for evaluation of credits, lending limits to customers that conform to those required by law, the level of management authority required to approve a loan, maximum terms of loans, and collateral required for certain types of loans and their valuation. In addition, the Bank has established a centralized area for credit analysis, the disbursement process and the management and custody of promissory notes and guarantees.

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

     The Bank applies the lending limits established under Colombian law, which require that:

          - uncollateralized loans to a single customer or economic group not to exceed 10% of the Bank's (unconsolidated) Technical Capital (the Bank's largest uncollateralized loan as of December 31, 2006 is in the amount of Ps 281.94 billion, which represents 8.52% of the Bank's (consolidated with the Bank's financial subsidiaries) Technical Capital as of that date and is current and performing in accordance with its terms).

          - collateralized loans to a single customer or economic group not to exceed 25% of the Bank's (unconsolidated) Technical Capital (the Bank's largest such loan as of December 31, 2006 is in the amount of Ps 147.83 billion, which represents 5.34% of the Bank's (unconsolidated) Technical Capital as of that date and is current and performing in accordance with its terms);

          - a loan to a shareholder of the Bank, with a share exceeding 20% of the Bank's Capital, may not exceed 20% of the Bank's (unconsolidated) Technical Capital (no shareholders own more than 20% of the Bank as of December 31, 2006); and

          - a loan to a financial institution may not exceed 30% of the Bank's (unconsolidated) Technical Capital (the Banks' largest such loan as of December 31, 2006 is in the amount of Ps 98.32 billion, which represents 3.55% of the Bank's (unconsolidated) Technical Capital as of that date and is current and performing in accordance with its terms).

     In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan, averaging in length from one to five years.

     Loan applications, depending on their amount, are presented for approval to branch managers, the zone or regional managers, the Vice Presidents, the President, the Credit Committee and the board of directors of BC. In general, loan application decisions are made by the Bank's management in the corresponding committee. Loan applications up to a maximum of 200 SMMLV or Ps
81.6 million (approximately US$ 36,448) may also be submitted to the Bank's centralized credit area where the approval is done using a credit scoring methodology.

     The following table sets forth the size limits, measured in nominal pesos or their equivalent in U.S. dollars, for loan application approval by authorization level as established by the board of directors of BC:

                                               MAXIMUM LOAN APPROVAL LIMITS
                                    ---------------------------------------------------------------
                                          UNSECURED LOANS(1)                 SECURED LOANS
                                    ------------------------------   ------------------------------
AUTHORIZATION LEVEL:

                                                                     Approval limits are set by
                                                                     upper management, and the
                                    Approval limits are set by       actual amounts are determined
                                    upper management, and the        bearing in mind the experience
    Branch Managers .............   actual amounts are determined    in the past, ability to
                                    bearing in mind the length of    identify risk factors,
                                    the experience in the past,      knowledge of credit policies
                                    ability to identify risk         and regulations, as well as
                                    factors, knowledge of credit     the sound judgment exercised
    Zone Managers................   policies and regulations, as     by each of the incumbents to
                                    well as the sound judgment       whom said powers are
                                    exercised by each of the         delegated. The amounts
                                    incumbents to whom said powers   delegated are reduced to 60%
                                    are delegated.                   of the total when there is no
                                                                     guarantee or security for the
                                                                     corresponding operations.


                                       (U.S. dollar)  (Ps million)    (U.S. dollar)  (Ps million)
    Regional Managers Corporate
         Banking....................    2,278,016.25         5,100     3,796,693.75      8,500
    Small and Medium Sized
Enterprises and Personal
       Banking Regional Managers....    1,072,007.65         2,400     1,786,679.41      4,000
    Small and Medium Sized
Enterprises and Personal
       Banking Vice Presidents(2)...       7,055,597        15,796    11,759,923.89     26,328

 Vice President of Mortgage Banking     3,527,798.49         7,898     5,879,961.94     13,164

    Corporate Banking and Financial
Vice Presidents(2)..................       7,055,597        15,796    11,759,923.89     26,328

Vice President of Human Resources         105,414.08           236       175,987.92        394

    President.......................    3,082,021.99         6,900     5,136,703.31     11,500
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

----------
(1)  Includes loans with a personal guarantee.

(2) This approval limit corresponds to a percentage of the Bank's technical capital. Vice Presidents approval limits are established depending on the borrower credit risk level. The amounts set in the table above are established to grant loans to borrowers with the lowest credit risk level, the approval limits decrease as the borrower credit risk level increases.

     Loans to managers, directors and affiliates of the Bank must be approved by the Board of Directors, which has the authority to grant loans in any principal amount subject to the Bank's legal lending limit. Approval at each level also requires the agreement of each lower level of the approval hierarchy. For example, a loan approval by regional managers would also require approval from the branch managers.

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

     With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the Superintendency of Finance, has implemented, through the creation of regional committees and a central qualification office, a review policy providing for a biannual evaluation, during the months of May and November, of all debtors whose indebtedness for the various credit facilities exceeds 300 SMMLV (Ps 122 million). Additionally, all the Bank's loans are evaluated monthly based on the days they are past due. When reviewing loans, BC evaluates and updates their risk classification and makes corresponding adjustment in the provision, if needed. When monitoring outstanding loans, the Bank examines current financial statements including, for material loans with a term greater than one year, current cash flow statements. The Bank centralized its credit review process through its information systems, including the necessary adjustments of credit scoring for personal lines of credit. In addition, the Bank keeps track of the loans reviewed every month and carries out a credit audit process that reviews the 200 largest debtors and randomly reviews a selection of its other debtors.

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

          - the timely payment of all installments as well as the financial and credit-based history as shown by risk controls and credit risk bureaus of the debtor or any other relevant source;

          - the number of times that the loan has been restructured and the nature of the respective restructuring(s);

          - the possible effects of the financial risks that the cash flow of the debtor and/or the project to be financed may be exposed to including: (i) possible market gaps of currencies, maturities and interest rates in the balance sheet structure and in off-balance sheet operations, such as financial derivatives; (ii) for those loans with variable rates or rates indexed to UVR or another index, projections and possible scenarios for the evolution of payments according to estimates of interest rates, foreign exchange rates, inflation, and other variables that may directly affect the payment of debt; and (iii) for loans denominated in foreign currencies, the market risk derived from the volatility of the corresponding exchange rates and its possible impact on the debtor's ability to pay; for loans made abroad, an in-house and market analysis of the risk of the country where the debtor is domiciled to identify the risks of transfer and exchange of the currencies required to serve the loan and the legal, operating and strategic risks of spreading the ability to pay of the debtor or the project to be financed may be exposed to.

   CREDIT CATEGORIES

     For the purpose of credit risk evaluation, application of accounting regulations, and constitution of provisions in accordance with External Circular 052 of 2004, the Superintendency of Finance requires banking institutions to classify their credit portfolio into four categories: consumer loans, small business loans, mortgages and commercial loans.

          - Consumer loans are loans granted to individuals for the purpose of financing the acquisition of consumer goods or the payment of services for non-commercial or non-corporate objects.

          - Small business loans are loans granted to very small corporations with indebtedness levels with the corresponding entity not higher than 25 SMMLV (Ps 10.8 million) (a small corporation is every unit of economic exploitation, whether individual or corporation, in entrepreneurial, farming and livestock, industrial, commercial or utilities activities, rural or urban, with a staff no larger than 10 workers and with total assets lower than 501 SMMLV (Ps
               217.3 million)).

          - Mortgages are loans of any amount granted to individuals to acquire new or used homes or for the construction of individual homes.

          - Commercial loans are all loans, except mortgage, consumer and small business loans, as defined above (includes ordinary, preferential and treasury loans).

     Since January 1, 2004, pursuant to External Circular 040 of 2003 of the Superintendency of Banking (now Superintendency of Finance), financial leases are part of the loan portfolio and are classified according to the above categories. Nevertheless, BC has decided to present these operations as an independent line on its balance sheet, given its importance. In accordance with the foregoing, when reference is made to the loan portfolio, it should be understood to include financial leases unless otherwise stated.

     In 2006, according to the classification system established by the Superintendency of Finance, commercial loans represented 65.04% of the Bank's total loan portfolio, representing an increase of 34.14%, as compared to 2005. As a percentage of the total loan portfolio, consumer loans represented 14.56%, financial leases represented 14.42%, mortgage loans represented 5.62% and Small Business Loans represented 0.37%.

     The following table shows the Bank's loan portfolio categorized in accordance with the regulations of the Superintendency of Finance in effect for the relevant periods:

                                                        LOAN PORTFOLIO BY TYPE OF LOAN
                                                              AS OF DECEMBER 31,
                                   ---------------------------------------------------------------------------
                                        2002           2003            2004           2005           2006
                                   --------------  -------------  --------------  -------------  -------------
                                                                  (Ps million)
Commercial Loans................   Ps   5,219,460  Ps  6,624,494  Ps   7,353,956  Ps 11,949,501  Ps 16,028,505
Consumer Loans..................          870,898      1,273,159       1,655,066      2,437,727      3,587,260
Small Business Loans............           68,863         83,854          90,000        115,031         91,078
Financial Leases(1).............               --             --         880,110      2,660,556      3,553,286
Mortgage........................           38,094         48,161          56,107      1,463,437      1,385,445
                                   --------------  -------------  --------------  -------------  -------------
  TOTAL LOANS AND FINANCIAL
LEASES..........................        6,197,315      8,029,668      10,035,239     18,626,252     24,645,574
Allowance for Loans and
Financial Lease Losses..........          332,324        387,263         434,378        705,882        834,183
                                   --------------  -------------  --------------  -------------  -------------

  TOTAL LOANS AND FINANCIAL
     LEASES, NET................   Ps   5,864,991  Ps  7,642,405  Ps   9,600,861  Ps 17,920,370  Ps 23,811,391
                                   ==============  =============  ==============  =============  =============

----------
(1) Includes financial leases, according to regulations issued by Superintendency of Finance and effective as of January 1, 2004.

     External Circular 011 of 2002 provides the following minimum risk classifications, according to the past due days of the obligation:

     Category A or "Normal Risk": Loans and financial leases in this category are appropriately serviced. The debtor's financial statements or its projected cash flows, as well as all other credit information available to the Bank, reflect adequate paying capacity. The following loans would fall into this category:

LOAN TYPE                            NUMBER OF MONTHS PAST DUE
---------                            -------------------------
Mortgage                                from 0 and up to 2
Consumer                                from 0 and up to 1
Small business loans                    from 0 and up to 1
Commercial                              from 0 and up to 1
                                        ------------------

     Category B or "Acceptable Risk, Above Normal": Loans and financial leases in this category are acceptably serviced and guaranty protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor's paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.

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

      The following types of loans would fall into this category:

LOAN TYPE                         NUMBER OF MONTHS PAST DUE
---------------------             -------------------------
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

      The following types of loans would fall into this category:

LOAN TYPE                              NUMBER OF MONTHS PAST DUE
---------------------                  ---------------------------
Mortgage                                 more than 12 and up to 18
Consumer                                 more than 3 and up to 6
Small business loans                     more than 3 and up to 4
Commercial                               more than 6 and up to 12

      Category E or "Risk of Non-Recoverability": Loans and financial leases in this category are deemed uncollectible.

      The following types of loans would fall into this category:

LOAN TYPE                               NUMBER OF MONTHS PAST DUE
--------------------                    -------------------------
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

      The following table presents the Bank's loan portfolio using the classification system of the Superintendency of Finance in effect at the end of each period:

                                                              AS OF DECEMBER 31 (1),
                       -----------------------------------------------------------------------------------------------------
                          2002         %       2003       %         2004        %       2005        %        2006        %
                       ------------ ------ ------------ ------ ------------- ------ ------------- ------ ------------- -----
                                                         (Ps million, except percentages)
"A" Normal             Ps 5,115,889  82.6% Ps 7,288,273  90.8% Ps  9,327,398  93.0% Ps 17,359,081  93.2% Ps 23,310,545  94.6%
"B" Subnormal               479,429   7.7%      345,297   4.3%       320,959   3.2%       638,131   3.4%       708,774   2.9%
"C" Deficient               142,782   2.3%      109,615   1.4%        93,175   0.9%       202,934   1.1%       209,386   0.8%
"D" Doubtful Recovery       180,630   2.9%      196,075   2.4%       204,344   2.0%       252,635   1.4%       242,763   1.0%
"E" Unrecoverable           278,585   4.5%       90,408   1.1%        89,363   0.9%       173,471   0.9%       174,106   0.7%
                       ------------ -----  ------------ -----  ------------- -----  ------------- -----  ------------- -----
       Total loans     Ps 6,197,315 100.0% Ps 8,029,668 100.0% Ps 10,035,239 100.0% Ps 18,626,252 100.0% Ps 24,645,574 100.0%
                       ============ =====  ============ =====  ============= =====  ============= =====  ============= =====
Loans classified as
 "C", "D" and "E" as
 a percentage of
 total loans                    9.7%                4.9%                 3.9%                 3.4%                 2.5%

------------
(1) Financial leases is included in loans since 2004, according to regulations issued by the Superintendency of Finance.

      The Bank continues to accrue interest on a loan until it is considered non-performing. Once a loan is deemed non-performing, an allowance is made for 100% of the unpaid interest recorded as income, and, going forward, instead of recording interest on that loan in the consolidated statement of operations, such interest is recorded in memorandum accounts. See Note 2 (j) to BC's audited consolidated financial statements included in this Annual Report.

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

      Additionally, beginning March 25, 2003, the Bank established as policy pursuant to which any loans (other than mortgage loans) that are more than 30 days past due will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until the customer restarts making payments.

      If one payment installment is 31 or more days past due, then the full outstanding amount of the loan is considered past due for purposes of the regulations issued by the Superintendency of Finance.

      The following table sets forth the breakdown of the Bank's loans at least one day past due by type of loan in accordance with the criteria of the Superintendency of Finance in effect at the end of each period:

                                                                         AS OF DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
                                  2002        %        2003        %      2004(3)      %      2005(4)      %       2006        %
                              ------------  ------  -----------  -----  -----------  -----  -----------  -----  -----------  -----
                                                          (Ps million, except percentages)
PERFORMING PAST DUE
 LOANS:(1)
Consumer loans past due
 from 31 to 60 days.......... Ps    17,537    38.6% Ps   24,899   57.3% Ps   21,987   38.7% Ps   34,630  19.7%  Ps   62,201   26.4%
Small loans past due from
 31 to 60 days(4) ...........          777     1.7%       2,054    4.7%       1,845    3.2%           -   0.0%            -    0.0%
Commercial loans past due
 from 31 to 90 days..........       27,149    59.7%      16,518   38.0%      26,398   46.5%       46,485 26.5%       74,577   31.8%
Mortgage loans past due
 from 31/60/90/120 days(4)...           22     0.0%           -    0.0%           -    0.0%      84,156  47.9%       62,919   26.8%

                                                                       AS OF DECEMBER 31,
                            ----------------------------------------------------------------------------------------------------
                                2002        %        2003        %      2004(3)      %      2005(4)      %       2006        %
                            ------------  ------  -----------  -----  -----------  -----  -----------  -----  -----------  -----
                                                        (Ps million, except percentages)
Financial leases past due
 from 31 to 60/90 days
 (2) (3) ..................            -     0.0%           -    0.0%       6,593   11.6%      10,301   5.9%       35,150   15.0%
                            ------------  ------  -----------  -----  -----------  -----  -----------  -----  -----------  -----
Total performing past due
 loans and Financial leases
 (3).......................       45,485   100.0%      43,471  100.0%      56,823  100.0%     175,572 100.0%      234,847  100.0%
NON-PERFORMING PAST DUE
 LOANS:
Consumer loans past due
 more than 61
 days......................       19,671    17.9%      25,069   32.9%      40,882   46.2%      66,121  24.0%      114,101   34.1%
Small loans past due more
 than 31 days(4)...........        1,633     1.5%       3,040    4.0%       3,781    4.3%       5,979   2.1%       10,003    3.0%
Commercial loans past due
 more than 90 days.........       88,217    80.5%      48,069   63.1%      40,171   45.4%     114,496  41.5%      133,987   40.0%
Mortgage loans past due
 more than 60/90/120
 days(4)...................          138     0.1%           4    0.0%          37    0.0%      77,394  28.1%       65,187   19.5%
Financial leases past due
 from 31 to 60/90
 days (3)..................            -     0.0%           -    0.0%       3,580    4.1%      11,874   4.3%       11,210    3.4%
                           -------------  ------  -----------  -----  -----------  -----  -----------  -----  -----------  -----
Total non-performing past
 due loans and Financial
 leases (3)................      109,659   100.0%      76,182  100.0%      88,451  100.0%     275,864 100.0%      334,488  100.0%
Total past due loans
 and Financial
 leases (3)................ Ps   155,144          Ps  119,653         Ps  145,274         Ps  451,436         Ps  569,335
                            ------------          -----------         -----------         -----------         -----------
Total non-performing past
 due loans and Financial
 leases (3)................      109,659               76,182              88,451             275,864             334,488
Allowance for loan and
 financial leases losses
 (3).......................     (332,324)            (387,263)           (434,378)           (705,882)           (834,183)
Foreclosed assets..........      153,873              162,766             153,071             236,536             193,004
Allowance for estimated
 losses on foreclosed
 assets....................     (107,871)            (135,090)           (140,865)           (205,176)           (174,393)
Other accounts receivable
 more than 180 days past
 due.......................        8,655               25,848               5,813              28,980              29,146
Allowance for accounts
 receivable and accrued
 interest losses...........      (24,891)             (26,182)            (18,807)            (40,727)            (34,936)
                            ------------          -----------         -----------         -----------         -----------
Total non-performing
 assets, net.............   Ps  (192,899)         Ps (283,739)        Ps (346,715)        Ps (410,405)        Ps (486,874)
                            ------------          -----------         -----------         -----------         -----------
Loans at least one day past
 due as a percentage of
 total loans (3)...........                  2.5%                1.5%                1.5%               2.5%                 2.3%
Allowance for loan losses
 as a percentage of loans
 at least one day past due
 (3)........................               214.2%              323.7%              299.0%             156.4%               146.5%
Allowance for loan losses
 as a percentage of loans
 classified as "C", "D"
 and "E" (3)................                55.2%               97.8%              112.3%             112.2%               133.2%
Percentage of performing
 loans to total loans (3)...                98.2%               99.1%               99.1%              98.5%                98.6%

-------------
(1) Performing past due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated. Once interest is unpaid on accrual loans for a longer period than is specified above, the loan is classified as non-performing. Under Colombian Banking regulations, a loan is past due when it is at least 31 days past the actual due date.

(2) The Consumer financial leases are due from 31 to 60 days and the commercial financial leases are due from 31 to 90 days.

(3) Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.

(4) Effective as of January 1, 2005, External Circular 052 of 2004 of the Superintendency of Finance modified the classification between performing and non - performing loans. According to the new regulation mortgage and small business loans are classified as non performing when are past due more than 60 and 30 days, respectively.

      The following table analyzes the quality of the Bank's loan portfolio using the classification system of the Superintendency of Finance in effect at the end of each period:

                                                                                  AS OF DECEMBER 31,
                                                              ----------------------------------------------------------
                                                                 2002        2003       2004(1)      2005        2006
                                                              ----------  ----------  ----------  ----------  ----------
                                                                            (Ps million, except percentages)
Loans secured as a percentage of total loans and
    financial leases........................................        37.5%       32.9%       40.1%       44.3%       45.0%
Loans classified as "A" as a percentage of total
    loans and financial leases..............................        82.6%       90.8%       92.9%       93.2%       94.6%
Loans classified as "B as a percentage of total
    loans and financial leases..............................         7.7%        4.3%        3.2%        3.4%        2.9%
Loans classified as "C", "D" and "E" as a percentage
    of total loan and financial leases......................         9.7%        4.9%        3.9%        3.4%        2.5%
Total allowance for loan losses as a percentage of
    non-performing loans and financial leases...............       303.1%      508.3%      491.1%      255.9%      249.4%
Total allowance for loan losses as a percentage of
    loan and financial leases classified as "C", "D"
    and "E".................................................        55.2%       97.8%      112.3%      112.2%      133.2%
Non-performing loans as a percentage of total loans
    and financial leases....................................         1.8%        0.9%        0.9%        1.5%        1.4%
Loans and financial leases classified as "C", "D"
and "E".....................................................  Ps 601,997  Ps 396,098  Ps 386,882  Ps 629,040  Ps 626,255
    TOTAL NON-PERFORMING LOANS AND FINANCIAL LEASES.........  Ps 109,659  Ps  76,182  Ps  88,451  Ps 275,864  Ps 334,488
                                                              ==========  ==========  ==========  ==========  ==========

--------------

(1) Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.

      The following table illustrates BC's past due loan portfolio by type of loan:

                                                                  AS OF DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
                                 2002       %       2003       %       2004       %       2005       %       2006       %
                              ----------  -----  ----------  -----  ----------  -----  ----------  -----  ----------  -----
                                                          (Ps million, except percentages)
CORPORATE
Trade financing...........    Ps     143    0.0% Ps   2,841    2.3% Ps   3,862    2.7% Ps   9,728    2.2% Ps  18,218    3.2%
Loans funded by domestic
  development banks.......         1,360    0.9       1,149    1.0       1,705    1.2       7,463    1.7       6,820    1.2
Working capital loans.....        75,333   48.6      30,706   25.7      21,211   14.6      55,354   12.3      67,267   11.8
Credit cards..............            90    0.1         136    0.1       1,273    0.9       1,616    0.4       2,669    0.5
Overdrafts................             -    0.0       1,032    0.9       1,668    1.1       4,177    0.9       7,716    1.4

Other.....................             -    0.0           -    0.0           -    0.0           -    0.0           -
                              ----------  -----  ----------  -----  ----------  -----  ----------  -----  ----------  -----
  Total corporate.........        76,926   49.6%     35,864   30.0%     29,719   20.5%     78,338   17.4%    102,690   18.0%

RETAIL
Credit cards..............        14,930    9.6      12,204   10.2      13,785    9.5      25,967    5.8      40,307    7.1
Personal loans............        25,516   16.4      32,876   27.5      43,945   30.2      63,008   14.0     113,514   19.9
Vehicle loans.............           534    0.3       6,453    5.4       9,697    6.7      23,829    5.3      41,641    7.3
Overdrafts................             -    0.0       7,967    6.6       8,637    5.9      10,234    2.3      11,771    2.1
Loans funded by domestic
development banks.........         3,840    2.5       5,299    4.4       6,382    4.4       8,391    1.9      12,166    2.1
Trade financing...........           890    0.6         355    0.3         156    0.1         658    0.1       1,403    0.2

Working capital loans.....        31,644   20.4      18,084   15.1      22,743   15.7      41,000    9.1      57,976   10.2
                              ----------  -----  ----------  -----  ----------  -----  ----------  -----  ----------  -----
  Total retail............        77,354   49.8%     83,238   69.5%    105,345   72.5%    173,087   38.3%    278,778   49.0%
FINANCIAL LEASES (1)......             -    0.0%          -    0.0%     10,173    7.0%     22,175    4.9%     46,359    8.1%
MORTGAGE..................           864    0.6%        551    0.5%         37    0.0%    177,836   39.4%    141,508   24.9%
                              ----------  -----  ----------  -----  ----------  -----  ----------  -----  ----------  -----
    TOTAL PAST DUE
     LOANS................    Ps 155,144  100.0% Ps 119,653  100.0% Ps 145,274  100.0% Ps 451,436  100.0% Ps 569,335  100.0%
                              ==========  =====  ==========  =====  ==========  =====  ==========  =====  ==========  =====

----------------
(1) Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.

      The total amount of past due loans increased 26.12% from Ps 451,436 million in 2005 to Ps 569,335 million in 2006. The percentage of past due loans as a percentage of the Bank's total portfolio went from 2.42% in 2005 to 2.31% in 2006.

      The past due portfolio increased 210.75% between 2004 and 2005, from Ps 145,274 million at December 31, 2004, to Ps 451,436 million at December 31, 2005. This increase was due to the Conavi/Corfinsura merger, more specifically to the incorporation of former Conavi's mortgage loan portfolio, since mortgage loans historically have presented past due levels much higher than the other segments of the Colombian finance sector.

      We believe that future increases in average nominal interest rates may result in additional past due loans. There can be no assurance that the increases in past due performing loans will not continue in the future. If performing past due loans are not made current, they will be categorized as non-performing past due loans and additional allowances for loan losses will have to be established.

      The following table presents information with respect to the Bank's loan portfolio at least 31 days past due based on the nature of the collateral for the loan:

                                                                      AS OF DECEMBER 31,
                              ------------------------------------------------------------------------------------------------------
                                  2002        %       2003       %        2004       %          2005        %       2006        %
                              ------------  ----  ------------  ----  ------------  ----   -------------  ----  -------------  -----
                                                                (Ps million, except percentages)
SECURED
Current.....................  Ps 2,261,968  36.5% Ps 2,596,226  32.3% Ps 3,950,303  39.4%  Ps  7,947,554  42.7% Ps 10,762,717  43.7%
Past due loans from 31 to 90
 days (commercial)..........         9,617   0.2        10,935   0.1        16,295   0.2          30,193   0.2         41,594   0.2
Past due financial leases 31
 to 90 days (commercial)
 (2)........................             -   0.0%            -   0.0%        6,514   0.1%          9,767   0.1%        32,993   0.1
Past due loans from 31 to 60
 days (consumer)............         3,686   0.1         5,690   0.1         7,027   0.1           8,946   0.0         11,910   0.1
Past due financial leases
 from 31 to 60 days
 (consumer) (2).............             -   0.0             -   0.0            79   0.0             534   0.0          2,157   0.0
Past due loans from 31 to 60
 days (small business
 loans).....................           246   0.0           466   0.0           665   0.0             712   0.0          1,054   0.0
Past due loans from 31 to
 120 days (mortgage)........            22   0.0             -   0.0             -   0.0         131,268   0.7         99,885   0.4

Past due loans from 61 to 90
 days (consumer)............             -   0.0         2,020   0.0         3,441   0.0           4,336   0.0          5,150   0.0
Past due financial leases
 from 61 to 90 days
 (consumer) (2).............             -   0.0             -   0.0            78   0.0             134   0.0            770   0.0
Past due loans from 61 to 90
 days (small business
 loans).....................            89   0.0           315   0.1           411   0.0             445   0.0            644   0.0

Past due loans from 91 to
 180 days (commercial)......         8,736   0.1         5,751   0.1         8,730   0.1          14,306   0.1         19,582   0.1
Past due financial leases
 from 91 to 180 days
 (commercial) (2)...........             -   0.0             -   0.0         1,845   0.0           4,900   0.0          4,143   0.0
Past due loans from 91 to
 180 days (consumer)........         1,881   0.0         2,995   0.1         6,074   0.1           5,380   0.0          6,938   0.0
Past due financial leases
 from 91 to 180 days
 (consumer) (2).............             -   0.0             -   0.0            83   0.0             344   0.0            418   0.0
Past due loans from 91 to
 120 days (small business
 loans) ....................           415   0.0           476   0.0           926   0.0           1,130   0.0          2,274   0.0
Past due loans from 121 to
 180 days (mortgage)........             -   0.0             4   0.0             -   0.0          13,631   0.1         11,248   0.1

Past due loans from 181 to
 360 days (commercial)......        10,452   0.2         8,995   0.1         6,156   0.1          17,938   0.1         21,733   0.1
Past due financial leases
 from 181 to 360 days
 (commercial) (2)...........             -   0.0             -   0.0           924   0.0           3,304   0.0          3,946   0.0
Past due loans from 181 days
 to 360 days (consumer).....             -   0.0         2,589   0.0         3,348   0.0           4,487   0.0          5,118   0.0
Past due financial leases
 from 181 to 360 days
 (consumer) (2).............             -   0.0             -   0.0            76   0.0             149   0.0            164   0.0
Past due loans from 121 to
 360 days (small business
 loans).....................             -   0.0             -   0.0             -   0.0               -   0.0              -   0.0
Past due loans from 181 days
 to 360 days (mortgage).....           138   0.0             -   0.0            37   0.0          16,651   0.1         16,973   0.1

Past due loans more than 360
 days.......................        29,501   0.5        17,217   0.2         9,661   0.1          24,636   0.1         33,676   0.1
Past due financial leases
 more than 360 days (2).....             -   0.0             -   0.0           573   0.0           3,043   0.0          1,769   0.0
                              ------------  ----  ------------  ----  ------------  ----   -------------  ----  -------------  -----
TOTAL.......................  Ps 2,326,751  37.6% Ps 2,653,679  33.1% Ps 4,023,246  40.2%  Ps  8,243,788  44.2% Ps 11,086,856  45.0%
                              ============  ====  ============  ====  ============  ====   =============  ====  =============  =====
UNSECURED(1)
Current.....................  Ps 3,780,203  61.0% Ps 5,313,789  66.2% Ps 5,939,662  59.2%  Ps 10,227,262  55.0% Ps 13,313,522  54.0%
Past due loans from 31 to
 90 days (commercial).......        17,532   0.3         5,583   0.1        10,103   0.1          16,292   0.1         32,983   0.1
Past due loans from 31 to 60
 days (consumer)............        13,851   0.2        19,209   0.2        14,960   0.1          25,684   0.1         50,291   0.2
Past  due loans  from 31 to
 60 days (small business
 loans).....................           531   0.0         1,588   0.0         1,180   0.0             923   0.0          1,879   0.0

                                                                     AS OF DECEMBER 31,
                             ------------------------------------------------------------------------------------------------------
                                 2002        %        2003        %       2004        %        2005         %        2006       %
                             -----------  ------  -----------   ----- ------------  ------ -------------  -----  ------------ -----
                                                              (Ps million, except percentages)
Past due loans from
 61 to 90 days (consumer)..            -    0.0             -    0.0         7,115    0.1         13,678   0.1         23,495  0.1
Past due loans from 61
  to 90 days (small
    business loans)........          308    0.0           793    0.0           557    0.0            664   0.0            943  0.0
Past due loans from 91
 to 180 days (commercial)..        9,358    0.2         2,980    0.0         3,980    0.0         27,230   0.1         10,206  0.0
Past  due loans from 91
 to 180 days (consumer)....        7,112    0.1         9,289    0.1        12,490    0.1         21,809   0.1         36,662  0.2
Past due loans from 91
 to 180 days (small
  business loans)..........          821    0.0         1,456    0.0         1,887    0.0          2,105   0.0          3,209  0.0
Past due loans from
 181 to 360 days
  (commercial).............        9,192    0.1         8,889    0.1         6,863    0.1         19,017   0.1         21,957  0.1
Past due loans from 181
 days to 360 days
  (consumer)...............       10,678    0.2         8,176    0.1         8,414    0.1         16,431   0.1         36,738  0.2

Past due loans more than
 360 days..................       20,978    0.3         4,237    0.1         4,782    0.0         11,369   0.1         26,833  0.1
                            ------------   ----  ------------   ----  ------------   ----  -------------  ----  ------------- ----
TOTAL                       Ps 3,870,564   62.4% Ps 5,375,989   66.9% Ps 6,011,993   59.8% Ps 10,382,464  55.8% Ps 13,558,718 55.0%
                            ============   ====  ============   ====  ============   ====  =============  ====  ============= ====

TOTAL CURRENT LOANS AND
 FINANCIAL LEASES (2)...... Ps 6,042,171   97.5% Ps 7,910,015   98.5% Ps 9,889,965   98.6% Ps 18,174,816  97.7% Ps 24,076,239 97.7%
Past due loans from 31 to
 90 days (commercial)......       27,149    0.4        16,518    0.2        26,398    0.3         46,485   0.2         74,577  0.3
Past due financial leases
 from 31 to 90 days
  (commercial) (2).........            -    0.0             -    0.0         6,514    0.1          9,767   0.1         32,993  0.1
Past due loans from 31
 to 60 days (consumer).....       17,537    0.3        24,899    0.3        21,987    0.2         34,630   0.2         62,201  0.3
Past due financial leases
 from 31 to 60 days
  (consumer) (2)...........            -    0.0             -    0.0            79    0.0            534   0.0          2,157  0.0
Past due loans from 31 to
 60 days (small business
  loans)...................          777    0.0         2,054    0.0         1,845    0.0          1,635   0.0          2,933  0.0
Past due loans from 31 to
 120 days (mortgage).......           22    0.0             -    0.0             -    0.0        131,268   0.7         99,885  0.4
Past due loans from 61 to
 90 days (consumer)........            -    0.0         2,020    0.0        10,556    0.1         18,014   0.1         28,645  0.1
Past due financial leases
 from 61 to 90 days
  (consumer)(2)............            -    0.0             -    0.0            78    0.0            134   0.0            770  0.0
Past due loans from 61
 to 90 days (small
   business loans).........          397    0.0         1,108    0.0           968    0.0          1,109   0.0          1,587  0.0

Past due loans from 91 to
 180 days (commercial).....       18,094    0.3         8,731    0.1        12,710    0.1         41,536   0.2         29,788  0.1
Past due financial leases
 from 91 to 180 days
   (commercial)(2).........            -    0.0             -    0.0         1,845    0.0          4,900   0.0          4,143  0.0
Past  due loans from 91 to
 180 days (consumer).......       8,993     0.1        12,284    0.2        18,564    0.2         27,189   0.1         43,600  0.2
Past due financial leases
 from  91 to 180 days
  (consumer)(2)............            -    0.0             -    0.0            83    0.0            344   0.0            418  0.0
Past due loans from 91 to
 120 days (small
  business loans)..........        1,236    0.0         1,932    0.0         2,813    0.0          3,235   0.0          5,483  0.0
Past due loans from 121
 to 180 days (mortgage)....            -    0.0             4    0.0             -    0.0         13,631   0.1         11,248  0.1
Past due loans from 181
 to 360 days (commercial)..       19,644    0.3        17,884    0.2        13,019    0.2         36,955   0.2         43,690  0.2
Past due financial leases
 from 181 to 360 days
  (commercial) (2).........            -    0.0             -    0.0           924    0.0          3,304   0.0          3,946  0.0
Past due loans from 181
 days to 360 days
  (consumer)...............       10,678    0.2        10,765    0.1        11,762    0.1         20,918   0.1         41,856  0.2

                                                                     AS OF DECEMBER 31,
                             ------------------------------------------------------------------------------------------------------
                                 2002        %        2003        %       2004        %        2005         %        2006       %
                             -----------  ------  -----------  ------ ------------  ------ -------------  -----  ------------ -----
                                                              (Ps million, except percentages)
Past due financial leases
 from 181 to 360 days
  (consumer)(2)............            -    0.0             -    0.0            76    0.0            149   0.0            164  0.0
Past due loans from 181
 days to 360 days
  (mortgage)...............          138    0.0             -    0.0            37    0.0         16,651   0.1         16,973  0.1

Total past due loans more
 than 360 days.............       50,479    0.9        21,454    0.4        14,443    0.1         36,005   0.2         60,509  0.3
Total past due financial
 leases more than 360 days
  (2)......................            -    0.0             -    0.0           573    0.0          3,043   0.0          1,769  0.0

   TOTAL PAST DUE LOANS
    AND FINANCIAL LEASES
     (2)...................      155,144    2.5       119,653    1.5       145,274    1.4        451,436   2.3        569,335  2.3
                            ------------   ----  ------------  -----  ------------   ----  -------------  ----  ------------- ----
Total gross loans and
  financial leases (2).....    6,197,315  100.0     8,029,668  100.0    10,035,239  100.0     18,626,252   100     24,645,574  100%
Allowance for loan and
 financial lease losses
   (2).....................     (332,324)  (5.4)     (387,263)  (4.8)     (434,378)  (4.3)      (705,882) (3.8)      (834,183)(3.4)
                            ------------   ----  ------------  -----  ------------   ----  -------------  ----  ------------- ----
   TOTAL LOANS AND
     FINANCIAL LEASES,
       NET (2)............. Ps 5,864,991   94.6% Ps 7,642,405   95.2% Ps 9,600,861   95.7% Ps 17,920,370  96.2% Ps 23,811,391 96.6%
                            ============   ====  ============  =====  ============   ====  =============  ====  ============= ====

-----------------
(1)   Includes loans with personal guarantees.

(2) Includes financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of January 1, 2004.

  NON-PERFORMING, PAST DUE AND RESTRUCTURED LOANS

      The following table presents a summary of loans accounted for on a non-performing basis and restructured loans with respect to the Bank's loan portfolio:

                                                                           AS OF DECEMBER 31,
                                                 --------------------------------------------------------------------------
                                                     2002          2003            2004          2005            2006
                                                 -----------   -------------    -----------   -----------     ------------
                                                                       (Ps million, except percentages)
Non-performing loans............................ Ps  109,659    Ps    76,182    Ps   88,451    Ps  275,864    Ps  334,488
Restructured loans, net......................... Ps  679,885    Ps   583,056    Ps  455,802    Ps  460,183    Ps  650,276

      As of December 31, 2002, 2003, 2004, 2005 and 2006, BC didn't have performing loans which were past due for 90 days or more.

E.4. SUMMARY OF LOAN LOSS EXPERIENCE

  ALLOWANCE FOR LOAN LOSSES

      The Bank complies with Colombian regulations regarding allowances for loan losses by setting aside specific allowances on past due performing and non-performing loans based on the length of time such loans have been past due. The Superintendency of Banking (now Superintendency of Finance), through External Circular 044 of 1999, tightened loan allowance rules for Colombian banks. In addition, banks started to accumulate a general allowance, which should amount to 1% of the total loans within three years starting July 31, 1999. External Circular 070 of 2000 ratified this general 1% provision and eliminated the risk coefficient and the obligation to make additional provisions for this item. The regulations of the Superintendency of Finance required the Bank to review commercial loans every six months, and consumer and mortgage loans at least on a monthly basis. Currently, External Circular 011 of March, 2002, requires all debtors whose indebtedness for the different categories of credit exceeds 300 SMMLV (Ps 122 million for 2006), to be evaluated twice a year.

Additionally, such regulation requires that all loans be evaluated every month on their past due days basis.

      The Bank establishes its loan allowances by classifying its loan portfolio according to the loan classification system determined by the Superintendency of Finance and by applying to each such classification the applicable allowance percentage formula, also as specified by the Superintendency of Finance. The Bank believes that its application of the loan classification system and allowance formula results in the establishment of allowances that are reasonable and adequate for the credit risk associated with BC's loan portfolio. Every six months, the Bank evaluates all debtors whose indebtedness for the various credit facilities exceeds 300 SMMLV (Ps 122 million); additionally, these credits, and those which do not meet this condition, are evaluated monthly based on the days they are past due. In addition, through the Bank's Vice President for Risk Management office, the Bank performs an ongoing review of the loan portfolio from time to time to adjust its allowances for loan losses as necessary.

      Guidelines for the establishment of the allowance for loan losses by Colombian credit institutions, including commercial banks, are set by the Superintendency of Finance.

      The following table shows the allowance for loan losses required to be recorded, expressed as a percentage of the value of the loan to the extent not covered by collateral applicable until November 30, 2005 (including principal, interest and commissions and fees) for commercial, small business, consumer and mortgage loans classified as follows:

"A"            "B"          "C"           "D"           "E"
---            ---          ---           ---           ----
 0%             1%           20%          50%           100%
==             ==           ===           ==            ===

      External Circular 004 of 2005 issued by Superintendency of Finance modified the allowance percentages for loans classified in risk categories "A" and "B". This new regulation has been in force since December 1, 2005.

      For mortgage loans, the allowance percentages are as follows:

                                             "A"           "B"           "C"           "D"          "E"
                                             ---           ---           ---           ---          ----
On Secured Portion                            1%           3.2%           10%           20%          30%
On Unsecured Portion                          1%           100%          100%          100%         100%
                                             ==            ===           ===           ===          ===

      In the case of commercial, small business and consumer loans, the corresponding allowance percentages are as follows:

"A"           "B"           "C"           "D"           "E"
---           ---           ---           ---           ---
1%            3.2%          20%           50%           100%
=             ===           ==            ==            ===

      The Superintendency of Finance established a period of 19 months starting from December 1, 2005, to adjust the allowance using an installment methodology.

      The main purpose of such changes was to adjust the total allowance for loans and financial lease losses in accordance with the reference model for commercial Loans - credit risk management system. Additionally this regulation was established considering, taking into consideration the specific dynamics of the different loan categories.

      The Bank allocates the allowance for loan losses on the basis of whether the loans are secured and, among those secured loans, whether such security is collateralized or a personal guarantee. The largest amount of allowances is allocated to consumer, commercial and small business loans that are secured by personal guarantees or unsecured. The allowance for loan losses is calculated including the value of the underlying security. External Circular 011 of March, 2002, issued by the Superintendency of Banking (now Superintendency of Finance), establishes that, with respect to loan allowances, the security that guarantees the loan will only cover the principal amount of the loan. Consequently, allowances are calculated in accordance with percentage allocated pursuant to the loan classification system, which is applied to the difference between the amount outstanding and 70% of the value of the security covering the loan. In addition, for purposes of recording provisions, the percentages of the total amount of the guarantee must be taken into consideration, as follows:

      For mortgage-backed guarantees:

TIME ELAPSED BETWEEN THE DATE OF DEFAULT AND THE DATE
         OF NON-REALIZATION OF THE GUARANTEE                  PERCENTAGE
------------------------------------------------------        ----------
0 to 18 Months                                                    70%
Over 18 Up to 24 Months                                           50%
Over 24 Up to 30 Months                                           30%
Over 30 Up to 36 Months                                           15%
Over 36 Months                                                     0%
                                                              ======

      For guarantees not backed by mortgages:

TIME ELAPSED BETWEEN THE DATE OF DEFAULT AND THE DATE
         OF NON-REALIZATION OF THE GUARANTEE                  PERCENTAGE
------------------------------------------------------        ----------
0 to 12 Months                                                     70%
Over 12 Up to 24 Months                                            50%
Over 24 Months                                                      0%
                                                              =======

      However, External Circular 004 of 2005 establishes that increases in the individual allowances for loans in Categories A and B (1% in Category A and 2.2% in Category B) must be calculated on the total amount of the unpaid balance and not on the difference between said amount and the value of the guarantees.

      There are special requirements for the allowance needed for loan losses in respect of loans of borrowers involved in proceedings with their creditors. The Bank may make additional allowances not required by the regulations of the Superintendency of Finance when, in its judgment, an additional allowance is required for restructured loans with wide maturities secured by guaranties that could prove difficult to sell. Through the office of the Bank's Vice President for Risk Management, the Bank undertakes a monthly review of its past due and non-performing loan portfolio.

      Additionally, on July 26, 2004, the Bank established an internal policy to increase allowances for small business and consumer loans. The following table shows the allowance required to be recorded, expressed as a percentage of the value of the loan to the extent not covered by collateral (including principal, interest and commissions and fees):

CLASSIFICATION           CONSUMER          SMALL BUSINESS LOANS
--------------           --------          --------------------
      B                     30%                    30%
      C                     50%                    60%
      D                    100%                    100%
      E                    100%                    100%

      The following table sets forth the changes in the allowance for loan and financial lease losses:

                                                                                    YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------------------------------
                                                                2002          2003         2004           2005           2006
                                                            -----------  -------------  ------------  ------------  --------------
                                                                                       (Ps million)
Balance at beginning of period ............................ Ps  271,729  Ps    332,324  Ps   387,263  Ps   434,378  Ps     705,882
Balance at beginning of period (Factoring Bancolombia)                -              -             -             -           5,625
Balance at beginning of period (Conavi, Corfinsura and
subsidiaries)..............................................           -              -             -       236,013               -
Balance at beginning of period (Sufinanciamiento) .........           -         11,854             -             -               -
Allowance for financial leasing reclassification(3)........           -              -         7,002             -               -
Provisions for loan losses(1)..............................     143,361        286,170       186,480       374,744         568,679
Charge-offs................................................     (71,592)      (112,393)      (55,032)     (115,455)       (136,789)
 Effect of difference in exchange rate.....................      10,366           (284)      (12,751)       (3,955)         (1,210)
Reclassification-Securitization............................           -              -             -       (11,947)              -
Reversals of provisions....................................     (21,540)      (130,408)      (78,584)     (207,896)       (308,004)
                                                            -----------  -------------  ------------  ------------  --------------
    BALANCE AT END OF YEAR(2).............................. Ps  332,324  Ps    387,263  Ps   434,378  Ps   705,882  Ps     834,183
                                                            ===========  =============  ============  ============  ==============

---------------
(1) The provision for past due accrued interest receivable, which is not included in this item, amounted to Ps 4,518 million, Ps 5,316 million, Ps 4,483 million, Ps 12,379 million and Ps 14,825 million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 respectively.

(2) The allowance past due accrued interest receivable, which is not included in this item, amounted to Ps 15,074 million, Ps 5,170 million, Ps 4,603 million, Ps 8,655 million and Ps 11,644 million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 respectively,

(3) Includes allowance for financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of January 1, 2004.

      The recoveries of charged-offs loans are recorded in the consolidated statement of operations and are not included in provisions for loan losses.

      The following table sets forth the allocation of the Bank's allowance for loan and financial lease losses by type of loan using the classification of the Superintendency of Finance:

                                                                                      AS OF DECEMBER 31,
                                                            ----------------------------------------------------------------------
                                                               2002          2003          2004(1)        2004           2006
                                                            -----------  -------------  ------------  ------------  --------------
                                                                                        (Ps million)
Commercial loans .......................................... Ps  243,835  Ps    276,285  Ps   271,296  Ps   387,473  Ps   356,272
Consumer loans ............................................      22,668         27,429        49,350        88,052       152,842
Small business loans.......................................       1,260          2,082         4,271         4,679         6,365
Financial leases ..........................................           -              -         6,529        16,342        49,463
Mortgage...................................................         849            440            37        22,747        23,948
General....................................................      63,712         81,027       102,895       186,589       245,293
                                                            -----------  -------------  ------------  ------------  ------------
    TOTAL ALLOWANCE FOR LOAN LOSSES........................ Ps  332,324  Ps    387,263  Ps   434,378  Ps   705,882  Ps   834,183
                                                            ===========  =============  ============  ============  ============

-----------------
(1) Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as January 1, 2004.

      The following table sets forth the allocation of the Bank's allowance for loan and financial lease losses by type of loan:

                                                                   AS OF DECEMBER 31,
                             ----------------------------------------------------------------------------------------------
                               2002        %       2003       %       2004       %       2005       %       2006       %
                             ---------  ------   ---------  ------  ---------  -----   ---------  -----   ----------  -----
                                                              (Ps million, except percentages)
CORPORATE
Trade financing..........    Ps  3,073     0.9%  Ps    217    0.1%  Ps  3,496    0.8%  Ps 23,598    3.3%  Ps  17,154    2.1%
Loans funded by
   domestic
   development banks.....          812     0.2      57,745   14.9      10,057    2.3      20,886    3.0        7,057    0.8
Working capital loans....      212,108    63.8     202,403   52.3     243,862   56.2     315,725   44.7      261,589   31.4
Credit cards.............          107     0.0          34    0.0         971    0.2       1,435    0.2        2,324    0.3
Overdrafts...............        1,313     0.4         370    0.1         919    0.2       1,781    0.3        3,617    0.4
                             ---------  ------   ---------  -----   ---------  -----   ---------  -----   ----------  -----
   Total.corporate.......      217,413    65.3     260,769   67.4     259,305   59.7     363,425   51.5      291,741   35.0
                             ---------  ------   ---------  -----   ---------  -----   ---------  -----   ----------  -----

RETAIL
Credit cards.............        9,568     2.9       6,452    1.7      11,965    2.8      21,815    3.1       36,062    4.3
Personal.loans...........        9,816     3.0      15,687    4.1      27,718    6.4      45,955    6.5       92,625   11.1
Vehicle loans............           77     0.0       8,550    2.2       6,121    1.4      13,837    2.0       30,698    3.7
Overdrafts...............        3,318     1.0       1,908    0.5       2,791    0.6       4,186    0.6        4,274    0.5
Loans funded by
   domestic
   development banks.....        1,507     0.5         642    0.2       1,770    0.4       3,970    0.6        5,817    0.7
Trade financing..........          792     0.2         119    0.0          59    0.0         430    0.1        1,254    0.2
Working capital loans....       25,272     7.6      11,669    2.9      15,188    3.6      26,586    3.8       53,008    6.4
                             ---------  ------   ---------  -----   ---------  -----   ---------  -----   ----------  -----
    Total retail.........       50,350    15.2      45,027   11.6      65,612   15.2     116,779   16.7      223,738   26.9
                             ---------  ------   ---------  -----   ---------  -----   ---------  -----   ----------  -----
FINANCIAL LEASES(1)......            -     0.0           -    0.0       6,529    1.4      16,342    2.3       49,463    5.9
MORTGAGE.................          849     0.3         440    0.1          37    0.0      22,747    3.2       23,948    2.9
GENERAL..................       63,712    19.2      81,027   20.9     102,895   23.7     186,589   26.3      245,293   29.3
                             ---------  ------   ---------  -----   ---------  -----   ---------  -----   ----------  -----
  TOTAL ALLOWANCE FOR
    LOAN AND
    FINANCIAL LEASE
    LOSSES...............    Ps332,324   100.0%  Ps387,263  100.0%  Ps434,378  100.0%  Ps705,882  100.0%  Ps 834,183  100.0%
                             =========  ======   =========  =====   =========  =====   =========  =====   ==========  =====

----------
(1) The allowance for financial leases is included in the allowance for loans since 2004.

      As of December 31, 2006, the allowance for loan and financial lease losses increased 18.18% from Ps 705,882 million as of December 31, 2005, to Ps 834,183 million. This increase was mainly due to an increase in allowances in personal loans, financial leases and general allowances.

      As of December 31, 2005, the allowance for loan and financial lease losses increased 62.5% from Ps 434,378 million as of December 31, 2004, to Ps 705,882 million. This increase is partly due to the Conavi/Corfinsura merger and was also due to by the increase in the individual allowance percentages for loans classified in "A" and "B", as established by the Superintendency of Finance in External Circular 004 of 2005.

      As of December 31, 2006, the breakdown per type of loan in the total allowance was as follows: corporate loans 34.97%, retail loans 26.82%, finance leases 5.93% and mortgage loans 2.87%. Allowance/past due loans ratio was 147%.

   PROVISION SYSTEM (OR CREDIT RISK MANAGEMENT SYSTEM - "SARC")

      Through External Circular 011 of 2002, which modified Chapter II of the Basic Accounting Circular regarding management of credit risk, the Superintendency of Banking (now Superintendency of Finance) requires institutions subject to its supervision to develop a credit risk management system (Sistema de Administracion de Riesgo Crediticio - "SARC"). As a consequence, the Bank must establish, policies, methodologies, processes and structures to evaluate, rate, monitor, and control its credit risk.

      External Circular 011 of 2002 was updated by External Circulars 052 of 2004 and 035 of 2006. Through these regulations the Superintendency of Finance defined the required characteristics internal credit risk models must meet when evaluating the expected losses of the loan portfolio and established reference models, which must be used by financial institutions while the use of their internal models is approved. The reference models will be implemented by stages depending on the credit categories, the model for commercial loans should be applied by financial institutions begining on July 2007 and the model for consumer loan portfolio begining on July 2008. Reference models for mortgage and small business loans have not yet been released.

      Allowances for loans must be based on the estimate of the expected losses and a general allowance of 1% on the total gross portfolio is maintained if the internal models do not involve anti-cyclical provisions.

      Both internal and reference models require the quantification of expected losses through the following factors:

            - Probability of Default: probability of non-payment or expected delay in payment rate within a period of 12 months;

            - Estimate or quantification of the expected loss that may be incurred by the entity, should the foregoing event occur. For this estimate, it is important, among other things, to compute the rate of recovery of the active value (in the event that the loan would become unrecoverable) and the existence and suitability of the collateral that supports the loans.

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

                         EXPECTED LOSS = PD X EAD X LGD

      Where:

      PD = Probability of default
      EAD = Exposure at the time of default
      LGD = Loss if default occurs

      The Bank has adequately fulfilled each one of the phases established by the Superintendency of Finance. In December 31, 2006, the Bank continues with the parallel provision system that allows the Bank to monitor the effect of SARC's implementation. During 2007, the Bank will continue making the necessary adjustments to fulfill the requirements established by the Superintendency of Finance in order to have an approval for its internal model, meanwhile the Bank will begin the operation of the reference models.

      The Superintendency of Finance has established a system in which banks will be able to implement internal models under the Internal Ratings Based ("IRB") approach only after the implementation of the reference models designed by the regulator.

   CHARGE-OFFS

      The following table shows the allocation of the Bank's charge-offs by type of loan as of December 31, 2002, 2003, 2004, 2005 and 2006:

                                                       YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------
                                            2002      2003       2004       2005      2006
                                          --------  ---------  --------  ---------  ---------
                                                              (Ps million)
Trade financing ........................  Ps24,470  Ps    546  Ps   100  Ps    630  Ps  5,507
Loans funded by domestic development
 banks .................................         -      1,760     2,832      4,573          -
Working capital loans ..................    36,022     72,298    15,350     18,190     49,474
Credit cards ...........................       517     10,035     9,015     14,960     10,067
Personal loans .........................     9,140     19,475    20,251     37,775     46,095
Vehicle loans ..........................        35      1,419     1,981      2,508      6,483
Overdrafts .............................     1,086      6,394     3,981      3,808      4,544
Mortgage & other .......................       322        466       385     31,742     12,795
Financial leases (1) ...................         -          -     1,137      1,269      1,824
     TOTAL CHARGE-OFFS .................  Ps71,592  Ps112,393  Ps55,032  Ps115,455  Ps136,789
                                          ========  =========  ========  =========  =========

----------
(1) Includes financial leases according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.

      The ratio of charge-offs to average outstanding loans for years ended December 31, 2002, 2003, 2004, 2005 and 2006 was as follows:

                                         YEAR ENDED DECEMBER 31,
                                    --------------------------------
                                    2002   2003   2004   2005   2006
                                    ----   ----   ----   ----   ----
Ratio of charge-offs to average
 outstanding loans................  1.31%  1.61%  0.62%  0.66%  0.63%

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

      Charge-offs are only made after the manager of the branch and the attorney handling the case have exhausted all means to secure payment of the judgment against any known assets of the borrower and the charge-off has been approved by the Board of Directors. The Bank informs the Superintendency of Finance, on a quarterly basis, of the amount of charge-offs it approves. For the period ended December 31, 2006, the Bank registered Ps 70,746 million in recoveries of charged-off loans from previous periods.

   CROSS - BORDER OUTSTANDING LOANS AND INVESTMENTS

      As of December 31, 2004 and 2005 and 2006, total cross-border outstanding loans and investments amounted to approximately US$ 175 million, US$ 312 million and US$ 592 million, respectively. At 2006, total outstanding loans to borrowers in foreign countries amounted to US$ 349 million, and total investments were US$ 243 million. As of December 31, 2006, total cross-border outstanding loans and investments represented 3.85% of total assets.

      The following table presents information with respect to the Bank's cross-border outstanding loans and investments for the years ended on December 31, 2004, 2005 and 2006:

                                                2004        2005        2006
                                            ------------------------------------
                                                 (thousand of U.S. dollars)
Mexico                                      US$  77,200  US$ 69,907  US$  79,312
Brazil                                           30,980     156,084       79,736
United States                                    22,048       3,279      166,380
Chile                                            10,034           -       85,281
British Virgin Island                             9,912      26,469       25,596
Puerto Rico                                       5,000           -            -
Bolivia                                           5,000       1,000            -
Peru                                              3,633         150        7,125
Ecuador                                           3,200       3,611        6,633
Panama                                            2,652       4,457        9,144
El Salvador                                       2,000           -        9,300
Cayman Islands                                    1,745       5,740        1,690
Dominican Republic                                1,027           -            -
Costa Rica                                        1,000       6,949        7,255
Guatemala                                             -       3,000        3,533
Venezuela                                             -       2,000        2,000
Germany                                               -      15,643            -
Guyana                                                -       5,000        4,000
Honduras                                              -       2,626        4,313
United Kingdom                                        -       5,870       23,209
Spain                                                 -           -       17,345
Switzerland                                           -           -       40,330
Netherlands                                           -           -       20,180
  TOTAL CROSS-BORDER OUTSTANDING LOANS AND
    INVESTMENTS                             US$ 175,431  US$311,785  US$ 592,362
                                            ===========  ==========  ===========

E.5.  DEPOSITS

      The following table shows the composition of the Bank's deposits for 2004, 2005 and 2006:

                                                 AS OF DECEMBER 31,
                                     -----------------------------------------
                                          2004         2005          2006
                                     -------------  ------------  ------------
                                                    (Ps million)
NON-INTEREST BEARING DEPOSITS:
Checking accounts..................  Ps  2,523,505  Ps 3,171,182  Ps 4,121,506
Other deposits.....................        167,174       359,097       459,143
                                     -------------  ------------  ------------
    Total..........................      2,690,679     3,530,279     4,580,649
                                     -------------  ------------  ------------

INTEREST BEARING DEPOSITS:
Checking accounts..................      1,275,618     1,068,409     1,244,348
Time deposits......................      4,361,206     6,259,800     7,377,586
Savings deposits...................      3,534,613     7,526,494    10,013,884
                                     -------------  ------------  ------------
    Total..........................      9,171,437    14,854,703    18,635,818
                                     -------------  ------------  ------------
    TOTAL DEPOSITS.................  Ps 11,862,116  Ps18,384,982  Ps23,216,467
                                     =============  ============  ============

      The following table shows the time deposits held by the Bank at December 31, 2006, by amount and maturity for deposits:

                                                    AT DECEMBER 31, 2006
                                             ----------------------------------
                                               PESOS    U.S. DOLLARS    TOTAL
                                             ---------  ------------  ---------
                                                        (Ps million)
Time deposits higher than US$ 100,000 (1)
   Up to 3 months .........................  1,090,943      518,004   1,608,947
   From 3 to 6 months......................    589,136      625,695   1,214,831
   From 6 to 12 months ....................    314,551      140,106     454,657
   More than 12 months ....................  1,405,097      207,255   1,612,352
Time deposits less than US$ 100,000 (1)....  2,114,233      372,566   2,486,799
                                             ---------    ---------   ---------
TOTAL                                        5,513,960    1,863,626   7,377,586
                                             =========    =========   =========

--------------
(1) Equivalent to Ps 224 million at the Representative Market Rate as of December 31, 2006.

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

E.6.  RETURN ON EQUITY AND ASSETS

      The following table presents certain selected financial ratios of the Bank for the periods indicated:

                                                       FOR THE FISCAL YEAR
                                                        ENDED DECEMBER 31,
                                                      ---------------------
                                                      2004    2005    2006
                                                      -----   -----   -----
                                                        (in percentages)
Net income as a percentage of:
  Average total assets ............................    3.62    3.30    2.31
  Average shareholders' equity ....................   32.14   31.49   22.10
Dividends declared per share as a percentage of
  net income per share(1) .........................   37.47   39.05   51.65

                                                       FOR THE FISCAL YEAR
                                                        ENDED DECEMBER 31,
                                                      ---------------------
                                                      2004    2005    2006
                                                      -----   -----   -----
                                                        (in percentages)
Average shareholders' equity as a percentage of
  average total assets ............................   11.27   10.47   10.46
Return on interest-earning assets(2) ..............    12.9    12.6    10.5

----------
(1) Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of common shares outstanding during the year.

(2) Defined as total interest earned divided by average interest-earning assets.

E.7.  INTERBANK BORROWINGS

      The following table sets forth interbank borrowings by the Bank for the periods indicated:

                                                            AS OF DECEMBER 31,
                                     ------------------------------------------------------------------
                                             2004                    2005                   2006
                                     --------------------  ---------------------  ---------------------
                                       AMOUNT     RATE(1)     AMOUNT     RATE(1)     AMOUNT     RATE(1)
                                     -----------  -------  ------------  -------  ------------  -------
                                                    (Ps million, except percentages)
End of period.....................   Ps  246,282   2.77%   Ps 1,705,468   3.02%   Ps 1,066,845   9.35%
Weighted average during period....       312,969   2.36%      1,349,987   4.05%      1,574,870   6.02%
Maximum amount of borrowing
   at any month-end...............    (2)417,187           (3)1,975,415           (4)2,111,978
Interest paid during the year.....         7,389                 54,630                 94,872

---------------
(1) At the end of the year, the Bank typically increases its dollar-denominated interbank borrowings, which represent the great majority of interbank borrowings and which have lower interest rates.

(2)   January

(3)   November

(4)   February

ITEM 4A. UNRESOLVED STAFF COMMENTS

      As of the date of the filing of this Annual Report, the Bank has not received any written comments from the Securities and Exchange Commission staff regarding the Bank's periodical reports required to be filed under the Exchange Act.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

      For the fiscal year 2006, the Bank recorded net profits of Ps 749,529 million, a decrease of 20.8% as compared to the net profits of Ps 946,881 million for the fiscal year 2005. Such decrease was mainly driven by the decline in prices of investments in debt securities that was experienced in most of the emerging markets, due to the continuous Federal Reserve ("FED") funds interest rate increases.

     As a result of the Conavi/Corfinsura merger, the Bank changed its balance sheet structure. As of December 31, 2006, the Bank's loan and net leasing portfolios registered an increase of 32.9% as compared to December 31, 2005. The investments portfolio decreased 32.9%, in 2006 representing only 16.5% of the Bank's total assets as compared to 27.5% in 2005. The loan and financial leasing, net portfolio represented 69.0% of total assets in 2006, as compared to 58.2% in 2005. Total assets of the Bank increased 12.0% during the year.

     Similarly, the Conavi/Corfinsura merger had a favorable effect on the overall performance of the Bank's liabilities. Non-interest-bearing deposits increased 29.8%, mainly due to an increase of 30% in non-interest-bearing checking accounts. Interest-bearing deposits increased 25.5%, mostly driven by an increase of 33% in saving accounts. The cost of interest-bearing liabilities slightly decreased from 5.4% to 5.3% between 2005 and 2006.

     As of December 31, 2006 the Bank's total shareholders' equity increased 8.0% as compared to the previous year, mainly due to the results obtained in net income, reaching a capital adequacy ratio that exceeded the minimum required by 205 basis points, of 11.05%.

     The Bank's annual income was affected by the decrease of 13.8% in net interest income due mainly to the performance of the investment portfolio. Interest on the loan and leasing portfolios increased by 15.2% and net fees and income from services increased by 12.9%. As a result, operating income only decreased 4.3% but operating expenses increased 13.1%.

     Net interest margin declined from 8.1% in 2005 to 6.2% in 2006. It is important to note that the relative stability on the international financial markets during the second half of 2006 allowed BC to recover part of the interest income lost in the first half, otherwise, the net interest margin would have been much lower. The increase in operating expenses relating to the previously explained decrease in operating income resulted in an efficiency ratio of 64.4%.

     The Bank's average return on equity was 22.1% and its average return on assets was 2.3%.

A.1. GENERAL DISCUSSION OF THE CHANGES IN RESULTS

     Unless otherwise stated, average balance sheet numbers are used in this section.

  RESULTS FROM OPERATIONS

     BC's net income as of December 31, 2006 totaled Ps 749,529 million, which represents a 20.8% decrease as compared to Ps 946,881 million as of December 31, 2005. The decrease in interest income was a consequence of the decline in emerging markets' debt securities prices, including Colombia during the second quarter of 2006. BC's net income as of December 31, 2005 represented a 63.6% increase as compared to Ps 578,678 million as of December 31, 2004. This result reflected the effect of the Conavi/Corfinsura merger, the positive performance of the Colombian economy and the actions and efforts that the Bank made during that year in each of its banking segments. In particular, the improvement was driven by a strengthening of its corporate banking segment, increased volume in its credit and debit card businesses, and strong performance of its bancassurance and mortgage businesses.

  Balance Sheet Structure

              The ratio of the average interest-earning assets over total average assets remains at 88% for 2006 and 2005, and increased from 87% in 2004 to 88% in 2005. The ratio between average interest-earning assets over interest-bearing liabilities increased from 120% recorded in 2005 to 121% in 2006, and decreased from 128% in 2004 to 120% in 2005.

              The loan portfolio share of total interest-earning average assets increased from 68% in 2005 to 75% in 2006, and from 65% in 2004 to 68% in 2005, whereas the investment portfolio share continued on a downward trend, changing from 30% in 2005 to 24% in 2006, and from 33% in 2004 to 30% in 2005. The remaining portion of interest-earning average assets corresponds to overnight funds, the average volume share of which declined from 1.9% in 2005 to 1.0% in 2006, and from 2.4% in 2004 to 1.9% in 2005.

              For the total structure and composition of our liabilities and shareholders' equity ("resources structure"), on average, the percentage of liabilities remained at 89.5% between 2005 and 2006, and increased slightly from 88.7% in 2004 to 89.5% in 2005. Interest-bearing liabilities slightly decreased from an average of 82% of total liabilities in 2005 to 81% in 2006 and increased from an average of 77% in 2004 to 82% in 2005. Likewise, interest-bearing liabilities slightly decreased from an average of 74% of total resources structure in 2005 to 73% in 2006 and increased from an average of 68% in 2004 to 74% in 2005. Deposits, including non-interest bearing checking accounts, increased from an average of 67% of total liabilities in 2005 to 68% in 2006, and decreased from an average of 73% in 2004 to 67% in 2005. In 2006, and as a share of said deposits, average checking accounts represented 22%, average time deposits 36% and average savings accounts 43%, as compared to the 20%, 39%, and 41%, respectively, recorded in 2005; in 2004 average checking accounts represented 30%, average time deposits 41% and average savings accounts 29% of the deposits. The substantial percentage increase in savings accounts from 2004 to 2005 is mainly due to the volume that Conavi brought with it to the Conavi/Corfinsura merger.

              Finally, on average, shareholders' equity as a share of the total resources structure remains in 10.5% between 2005 and 2006, and decreased from 11.3% in 2004 to 10.5% in 2005. Leverage ratio, calculated as the average total assets over average shareholders' equity, increased from 955% in 2005 to 956% in 2006 and from 887% in 2004 to 955% in 2005. The capital adequacy ratio increased from 10.93% in 2005 to 11.05% in 2006, 205 basis points higher than the minimum ratio required by Colombian law. In 2004 the capital adequacy ratio reached 13.44%.

    Balance Sheet Dynamics

     Average total assets increased 13% in 2006 reaching Ps 32,437,287 million compared to Ps 28,711,558 million in 2005, due mainly to the growth of the average loan portfolio as a result of a high demand for credit in the Colombian financial system, due to the performance of the Colombian economy. In 2005, average total assets increased 79.8% from Ps 15,971,743 million in 2004 due to the Conavi/Corfinsura merger, and the growth of the average loan portfolio.

     The total loan portfolio average registered a 23.5% growth from an average of Ps 17,277,717 million in 2005 to an average of Ps 21,338,881 million in 2006; between 2004 and 2005 the loan portfolio registered a 92.6% growth from Ps 8,972,315 million in 2004. The average investment portfolio decreased 7.8%, from an average of Ps 7,478,128 million in 2005 to an average of Ps 6,895,734 million in 2006. The average investment portfolio recorded a 62.8% growth between 2004 and 2005, from Ps 4,592,112 million in 2004.

     Total average liabilities increased 13%, totaling Ps 29,045,145 million in 2006 as compared to Ps 25,704,978 million recorded in 2005. Deposits increased 15.2%, from an average of Ps 17,126,370 million in 2005 to an average of Ps 19,734,042 million in 2006. For average deposits, it is important to note the increase in low-cost deposits, such as average savings accounts, which increased 19.2% over the year, while average time deposits increased only 6.7%. Total average liabilities increased 81.4%, totaling Ps 25,704,978 million in 2005 as compared to Ps 14,171,468 million recorded in 2004. Deposits increased 64.9%, from an average of Ps 10,385,554 million in 2004 to an average of Ps 17,126,370 million in 2005.

  Balance Sheet Quality

     As of December 31, 2006, the non-performing past due loans share of the total loan portfolio slightly decreased to 1.4%, compared to 1.5% as of December 31,2005, likewise past due loans as a share of the total loan portfolio slightly decreased from 2.4% to 2.3% in the same period. Non-performing loans plus net foreclosed assets as a share of stockholders' equity increased from 9.1% in 2005 to 9.68% in 2006. As of December 31, 2005, the non-performing past due loans share of the total loan portfolio increased to 1.5%, as compared to 0.9% at the end of 2004, likewise past due loans as a share of the total loan portfolio increased from 1.45% to 2.42% in this same period. Similarly, non-performing loans plus net foreclosed assets as a share of stockholders' equity increased from 4.8% in 2004 to 9.1% in 2005.

     The coverage ratio represented by the allowances for loan losses over the total past due loan portfolio decreased from 156.4% as of December 31, 2005, to 146.5% as of December 31, 2006. This indicator is consistent with BC's policies, demonstrating an adequate credit risk coverage for this type of asset. This ratio went from 299.0% as of December 31, 2004, to 156.4% as of December 31, 2005, due mainly to the volume of past due mortgage loans belonging to Conavi.

  Income Statement Structure - Breakdown Analysis

     Upon analyzing the composition of the net income obtained during 2006, total operating income, excluding net provisions, recorded for the end of the year reached Ps 2,906,597 million, decreasing 3.5% as compared to 2005. Of this amount, net interest income, represented 61% (Ps 1,767,503 million), fees and income from services net 30% (Ps 867,661 million), and other operating income the remaining 9% (Ps 271,433 million). In 2005, total operating income, excluding net provisions, recorded for the end of the year reached Ps 3,012,087 million, increasing 68.1% as compared to 2004. Net interest income represented 68% of total operating income, excluding net provisions, (Ps 2,049,810 million), fees and income from services, net 26% (Ps 768,329 million), and other operating income 6% (Ps 193,948 million). There was a similar composition in 2004 for operating income, excluding net provisions, which recorded 68% for net interest income, 23% for income from services, net, and 9% for other operating income, respectively.

     On the other hand, total net provisions increased from 4.4% of total operating income in 2005 to 5.2% in 2006 and amounted to Ps 150,182 million. Such provisions represented 3.7% of total operating income in 2004. Operating expenses, including merger expenses and goodwill amortization, which in 2005 represented 55% of total operating income, increased to 64% in 2006. In 2004 operating expenses represented 51%.

     As a result of the above, the net operating income after total operating expenses and total net provisions, was 30% of total operating income in 2006 (Ps 885,415 million) as compared to 41% in 2005 and 45% in 2004.

     Finally, income tax expense represented a net income deduction of 18.9% in 2006, compared to 22.7% in 2005 and 29.2% in 2004. The tax rate decline is due to the usage of tax credits.

  General Income Statement Dynamics

     In 2006, net income decreased 20.8% as compared to 2005. This decrease was a result of a decrease of 13.8% in net interest income, a growth of 12.9% in fees and income from services net, and a 13.1% increase in operating expenses, including merger expenses and goodwill amortization. In 2005, net income increased 63.6% compared to 2004. This increase was due to an increase of 68.4% in net interest income and a growth of 87.8% in fees and income from services, net, compared to an 81.4% increase in operating expenses, including merger expenses and goodwill amortization.

     The 13.8% decrease in net interest income in 2006 was mainly due to the result in interest on investments securities that totaled Ps 273,197 million in 2006, decreasing 66.9% as compared to interest on investments securities obtained in 2005. The decrease in interest on investement securities was a consequence of the decline in prices of emerging markets' debt securities, including in Colombia, during the second quarter of 2006. On the other hand, interest on loans and interest on leasing totaled Ps 2,696,672 million for 2006, increasing 15.2% as compared to 2005. The increase in net interest income in 2005 was mainly driven by the result of interest on loans which amounted to Ps 2,341,746 million in 2005, increasing 89.6% as compared to interest on loans obtained in 2004. Interest on investments securities totaled Ps 824,709 million in 2005, representing an increase of 50.1% as compared to 2004. This increase is due to the Conavi/Corfinsura merger and the favorable rates of return of Colombian public debt securities (treasury bonds) in 2005.

     Other net operating income increased 40% during 2006 as compared to 2005, increasing from Ps 193,948 million in 2005 to Ps 271,433 million in 2006, mainly due to the increase of 834.9% in gains on sales of investments on equity securities for Ps 75,697 million and net foreign exchange gain of Ps 58,008 million in 2006. The increase in gains on sales of investments on equity securities in 2006, is mainly due to the sale of Corfinversiones (now Compania Suramericana de Inversiones S.A.) which the Bank acquired in 2005 as a result of the spin-off of Corfinsura S.A. In 2005, other net operating income increased 17.3% as compared to 2004, increasing from Ps 165,395 million in 2004 to Ps 193,948 million in 2005. This increase was mainly due to gains from sales of investments on equity securities, forward contracts in foreign currency and dividend income.

     Other sources of fee income continued their positive trend. Fees and other service income for 2006 increased 15% over the period, from Ps 816,416 million in 2005 to Ps 938,527 million in 2006. Fees and other service income also increased 81.5% in 2005 as compared to Ps 449,773 million in 2004.

     Operating expenses, including goodwill amortization and merger expenses, amounted to Ps 1,871,000 million in 2006, representing an increase of 13.1% from Ps 1,654,805 million in 2005. These costs increased 81.4% in 2005 mainly as a result of the Conavi/Corfinsura merger.

                                                         YEAR ENDED DECEMBER 31,
                                                ------------------------------------------
                                                    2004          2005           2006
                                                ------------  -----------   --------------
                                                             (Ps million)
NET INCOME:
 Net interest income .........................  Ps 1,217,365  Ps 2,049,810  Ps  1,767,503
 Provision for loan and accrued interest
  losses, net ................................      (110,455)     (185,404)      (266,107)
 Recovery of charged-off loans ...............        49,032        61,829         70,746
 Provision for foreclosed assets and other
  assets .....................................       (33,127)      (63,969)       (44,353)
 Recovery of provisions for foreclosed assets
   and other assets ..........................        27,926        56,504         89,532
 Total fees and income from services, net ....       409,058       768,329        867,661
 Total other operating income ................       165,395       193,948        271,433
 Total operating expenses ....................      (912,421)   (1,654,805)    (1,871,000)
 Total non-operating income (expense) ........         4,715        (1,846)        38,994
                                                ------------  ------------   ------------
 Income before income taxes .................        817,488     1,224,396        924,409
 Income tax expense ..........................      (238,810)     (277,515)      (174,880)
                                                ------------  ------------   ------------
   NET INCOME ................................  Ps   578,678  Ps   946,881   Ps   749,529
                                                ============  ============   ============

  INTEREST INCOME

     Interest income for the year ended December 31, 2006, totaled Ps 3,013,732 million, representing a 5.8% decrease as compared to the Ps 3,200,084 million in 2005, which in turn was 77.5% higher than the figures in 2004.

     The average volume of interest-earning assets increased 13%, from Ps 25,244,735 million in 2005 to Ps 28,532,355 million in 2006. This increase was due to the dynamic of the loan portfolio, which recorded an average growth of 23.5%, increasing from Ps 17,277,717 million in 2005 to Ps 21,338,881 million in 2006 as a reflection of the expansion of and increased confidence in the Colombian economy. The increase in the average volume of interest-earning assets between 2004 and 2005 reached 81.6%, from Ps 13,905,061 million in 2004 to Ps 25,244,735 million in 2005, respectively. This increase was mainly due to the Conavi/Corfinsura merger and to the results of the loan portfolio, which recorded an average growth of 92.6%, from Ps 8,972,315 million in 2004.

     Past due loans as of December 31, 2006 increased 26.1% as compared to December 31, 2005, likewise non-performing loans increased 21.3% in the same period, from 61.1% of the total past due portfolio at year end 2005 to 58.8% at year end 2006. Past due loans as of December 31, 2005 increased by 210.7% as compared to December 31, 2004 mainly due to the Conavi/Corfinsura merger and the incorporation of Conavi's mortgage loan portfolio. Specifically, since in historical terms mortgage loans presented past due levels that were much higher than the other segments of the Colombian finance sector.

     The average volume of the investment portfolio decreased 7.8% from Ps 7,478,128 million in 2005 to Ps 6,895,734 million in 2006. This was mainly due to the decrease in the investment portfolio share of total interest-earning average assets, decreasing from 30% in 2005 to 24% in 2006. The average volume increased 62.8% in 2005, as compared to 2004.

     The increase in volume of the loan portfolio (including financial leases) drove, in turn, an increase of 15.2% in income of interest on loans and interest on leasing, from Ps 2,341,746 million in 2005 to Ps 2,696,672 million in 2006. Accordingly, in 2005, as compared to 2004, interest income increased 89.6%, from Ps 1,235,405 million.

     In 2006, financial leases had a positive trend for BC. As of December 31, 2006, interest on leasing totaled Ps 384,147 million, representing an increase of 31.8% as compared to Ps 291,472 million as of December 31, 2005. These results were due to the outperforming growth of the leasing business in Colombia. BC's subsidiaries Bancolombia (Panama) S.A., Leasing Bancolombia, Bancolombia Puerto Rico Internacional, Inc. and Suleasing Internacional provide lease financing to commercial customers, while Sufinanciamiento provides lease financing to individuals as well as commercial consumers. Income from interest on leasing operations increased 209% in 2005, from Ps 94,450 million at December 31, 2004.

     Income obtained on the investment securities decreased 66.9%, from Ps 824,709 million in 2005 to Ps 273,197 million in 2006. This decrease was driven mainly by the decrease ofpublic debt bond prices in the first half of 2006 as a result of the volatility of interest rates in public debt securities in the emerging markets. Interest on investment securities increased 50.1%, from Ps 549,328 million in 2004 to Ps 824,709 million in 2005. This increase was driven mainly by the increase in the volume of securities as well as the decrease in interest rates of debt securities during the second half of the year. The interest rates reached their lowest level in September of 2005.

  INTEREST EXPENSE

     Interest expense as of December 31, 2006 totaled Ps 1,246,229 million, representing an increase of 8.3% as compared to Ps 1,150,274 million in 2005. Interest expense as of December 31, 2005 totaled Ps 1,150,274 million, representing an increase of 96.4% as compared to Ps 585,743 million in 2004, due to the high deposit levels that resulted from the Conavi/Corfinsura merger.

     In 2006, the average volume of interest-bearing liabilities increased 11.8%, from Ps 21,113,872 million in 2005 to Ps 23,595,043 million in 2006. The average volume in checking accounts increased 14.7%, savings accounts 19.1%, and time deposits 6.7%, amounting to Ps 1,233,851 million, Ps 8,388,593 million and Ps 7,071,495 million, respectively, in 2006. In 2005, the average volume of interest-bearing liabilities increased 94.3%, from Ps 10,866,494 million in 2004 to Ps 21,113,872 million. The average volume in checking accounts decreased 8.4%, while savings accounts increased 133.2% and time deposits increased 55.5%, totaling Ps 1,076,175 million, Ps 7,041,334 million and Ps 6,629,996 million, respectively, in 2005 mainly as a result of the Conavi/Corfinsura merger and the Bank's operations.

     In 2006, Leasing Bancolombia and Renting Colombia issued ordinary bonds in a principal amount of aproximately Ps 180,200 million and Ps 60,000 million, respectively, and Sufinanciamiento issued subordinated bonds in a principal amount of Ps 23,500 million. In 2005, Sufinanciamiento issued subordinated bonds in a principal amount of Ps 5,000 million. In 2004, BC issued bonds in a principal amount of Ps 400,000 million for purposes of extending the duration of its interest-bearing liabilities. Additionally, in 2004 Leasing Bancolombia issued ordinary bonds in a principal amount of Ps 160,000 million and Sufinanciamiento issued subordinated bonds in a principal amount of Ps 4,500 million.

     With respect to interest accrued on interest-bearing liabilities, the average volume of bonds decreased from Ps 1,812,802 million in 2005 to Ps 1,442,367 million in 2006, with the consequent decrease of 26.2% in accrued interest, which decreased from Ps 153,658 million in 2005 to Ps 113,404 million in 2006. The average volume of bonds increased from Ps 443,522 million in 2004 to Ps 1,812,802 million in 2005 given the volume of bonds issued by the entities that were consolidated as a result of the Conavi/Corfinsura merger, with the consequent increase of 272.6% in accrued interest, which increased from Ps 41,239 million in 2004 to Ps 153,658 million in 2005.

     In 2006, interest paid out on savings accounts and time deposits experienced an increase of 9.3% and 2.3%, respectively, as compared to 2005. As in the case of interest-earning assets, such increase was mainly a result of increased volume. The average nominal interest rate paid on savings accounts decreased from 3.4% in 2005 to 3.2% in 2006, and the time deposit rate decreased from 6.8% in 2005 to 6.5% in 2006. The 8.3% increase in interest expense mentioned above for the period was mainly due to the growth in interest bearing liabilities. The average interest rate decreased from 5.4% in 2005 to 5.3% in 2006. In 2005, interest paid out on savings accounts and time deposits experienced an increase of 71.2% and 68%, respectively, as compared to 2004. As in the case of interest-earning assets, such increase was mainly a result of the increased volume. The average nominal interest rate paid on savings accounts decreased from 4.7% in 2004 to 3.4% in 2005, and the time deposit rate increased 50 basis points, reaching 6.8% in 2005 as compared to 6.3% in 2004. In spite of the high levels of market liquidity in both 2005 and 2004, market competition drove an increase in time deposit rates. The 96.4% increase in interest expense mentioned above for the period was mainly due to the increase in interest bearing liabilities as a result of the Conavi/Corfinsura merger. The average interest rate was stable at 5.4% during both 2004 and 2005.

  NET INTEREST INCOME

     As previously mentioned, net interest income decreased 13.8% from Ps 2,049,810 million as of December 31, 2005 to Ps 1,767,503 million as of December 31, 2006. This decrease, together with the variations in interest-earning assets, led to a net interest margin result which, expressed as net interest income over the average volume of interest-earning assets for 2005 and 2006, shows a decrease from 8.1% to 6.2%. This decrese is mainly a result of a lower interest rate on investments, which decreased from 11.0% in 2005 to 4.0% in 2006. BC's net interest income as of December 31, 2005 totaled Ps 2,049,810 million, an increase of 68.4% from Ps 1,217,365 million in 2004. Such increase resulted in part from BC's efforts to improve the funding composition through an increase in low-cost deposits and in interest-earnings assets.

     In 2006, interest-earning assets and interest-bearing liabilities increased 13.0% and 11.8%, respectively, as compared to 2005, as explained in more detail above in the respective breakdowns of interest income and expense. Interest-earning assets as a share of total assets remained at 88% between 2005 and 2006, and as a share of interest-bearing liabilities increased from 120% to 121% in the same period. In 2005, interest-earning assets and interest-bearing liabilities increased 82% and 94%, respectively, as compared to 2004. Interest-earning assets as a share of total assets increased from 87% in 2004 to 88% in 2005 and as a share of interest-bearing liabilities decreased from 128% to 120% in the same period.

     The nominal average interest-earning asset rate was 10.5% for 2006, posting a 210 basis points drop compared to the 12.6% posted in 2005. In 2004 this rate was 12.9%. Nominal average interest-bearing liabilities rate was 5.3% in 2006, a 10 basis points decrease as compared to the 5.4% in 2005 and 2004, respectively.

     As a result of such variations in volumes and rates, and as previously explained in detail in the corresponding sections, net interest income decreased 13.8% from 2005 to 2006, as compared to an increase of 8.3% in interest expense during the same period. The decrease in income is the result of the increase in overall volume interest earning assets and was limited by the effect of the decrease in the average nominal yield for the loan portfolio and the crisis in investment portfolio during the first half of 2006.

                       AVERAGE NOMINAL INTEREST RATE AND
                              NET INTEREST MARTIN
                                   1999-2006


                              (PERFORMANCE GRAPH)

                               1999   2000   2001  2002   2003   2004  2005   2006
                               ----   ----   ----  ----   ----   ----  ----   ----
Interest earning assets        20.2%  14.2%  11.7%  8.0%  13.3%  12.9% 12.6%  10.5%
Interest bearing liabilities   13.2%   8.6%   8.2%  5.9%   9.1%   8.7%  8.1%   6.2%
Net Interest Margin             6.7%   6.5%   4.7%  3.0%   5.0%   5.4%  5.4%   5.3%

     The following table sets forth components of the Bank's consolidated net interest income before provisions for loans and accrued interest losses:

                                                                   YEAR ENDED DECEMBER 31,
                                                            --------------------------------------
                                                                2004         2005         2006
                                                            ------------ ------------ ------------
                                                            (Ps million, except percentages)
INTEREST INCOME:
Loans .................................................     Ps 1,140,955 Ps 2,050,274 Ps 2,312,525
Investment securities .................................          549,328      824,709      273,197
Overnight funds .......................................           18,375       33,629       43,863
Leasing ...............................................           94,450      291,472      384,147
                                                            ------------ ------------ ------------
    TOTAL INTEREST INCOME .............................        1,803,108    3,200,084    3,013,732
                                                            ------------ ------------ ------------

INTEREST EXPENSE:
Checking accounts .....................................           13,505       20,311       32,676
Time deposits .........................................          267,558      449,367      459,513
Savings deposits ......................................          141,288      241,889      264,381
Interbank borrowings ..................................            7,389       54,630       94,872
 Borrowings from domestic development banks ...........           73,549      156,509      180,507
Overnight funds .......................................           41,215       73,910      100,876
Long-term debt ........................................           41,239      153,658      113,404
                                                            ------------ ------------ ------------
    TOTAL INTEREST EXPENSE ............................          585,743    1,150,274    1,246,229
                                                            ------------ ------------ ------------

    NET INTEREST INCOME ...............................     Ps 1,217,365 Ps 2,049,810 Ps 1,767,503
                                                            ============ ============ ============

Average nominal interest rates on loans ...............             13.8%        13.6%        12.6%
Average nominal interest rates on time deposits .......              6.3%         6.8%         6.5%
Average nominal interest rates on savings deposits.....              4.7%         3.4%         3.2%

  PROVISIONS FOR LOAN AND ACCRUED INTEREST LOSSES

     The Colombian economy registered high growth rates in 2006, reflecting the ability of Colombian companies to pay off their loans. This growth is also reflected in the 32.9% increase in BC's loan portfolio as of December 31, 2006. As a result of the loan portfolio increase, the total net provisions also increased 14.6%, from Ps 131,040 million as of December 31, 2005 to Ps 150,182 million as of December 31, 2006. In 2005, such provisions increased 96.7%, from Ps 66,624 million as of December 31, 2004 to Ps 131,040 million as of December 31, 2005, mainly due to the increased volume and diversification of loans and investments that were included in the Bank's portfolio as a result of the Conavi/Corfinsura merger. Since a large part of Conavi's mortgage loans had relatively low levels of provisions, in order to comply with the Bank's policies provisions, overall provisions had to be increased by quite a high percentage.

     Another explanation for the increase in total net provisions during 2006 was the change in individual provisions policies that the Superintendency of Finance introduced by means of External Circular 004, of 2005, increasing provision percentages on loans classified as "A" and "B" rated loans from 0% and 1% to 1% and 3.2%, respectively. For more information, please see Note 2 to the Bank's consolidated financial statements included in this Annual Report.

     In 2004, the Bank amended its provision policy relating to consumer and small business loans for the purpose of extending its risk coverage levels which were determined when the credit risk management system SARC was implemented. Allowances for loan portfolio losses increased from Ps 434,378 million in 2004 to Ps 705,882 million in 2005, representing a 62.5% increase. At December 31, 2006, the allowances for loan losses amounted to Ps 834,183 million, representing an 18.2% increase as compared to Ps 705,882 million in 2005.

     As of December 31, 2006, 58.8% of the Bank's past due loans were non-performing as compared to 61.1% as of December 31, 2005 and 60.8% as of December 31, 2004.

     In 2006 past due loans coverage was 147% and non-performing loan coverage was 249% as compared to 156% and 256%, respectively, in 2005. In 2004, past due loans coverage and non-performing loan coverage were 299% and 491%, respectively.

     Provisions for loan and accrued interest losses also include recovered charged-off loans, as well as the recovery and reversals of provisions on foreclosed assets; property, plant and equipment, and other assets.

     Allowances for loans, financial lease, accrued interest losses and other receivables under U.S. GAAP differ from those under Colombian GAAP. Under Colombian GAAP, an allowance for loan losses is created for each individual loan based on the risk classification system established by the Superintendency of Finance. Additionally, the Superintendency of Finance requires a general allowance of 1% of the total loans. This general reserve, not tied to any specific loans, is established to absorb losses inherent in the existing loan portfolio in future periods. Under U.S. GAAP, FASB Statement No. 114 establishes an individual test for impaired loans. This is measured based on the present value of expected future cash flows, market price or fair value of collateral, if the loan is collateral dependent. As of December 31, 2004, 2005 and 2006, the allowances for loans, financial lease, accrued interest losses and other receivables existing under Colombian GAAP were Ps 453,821 million, Ps 745,521 million and Ps 868,042, respectively, and the allowances that would have been required under U.S. GAAP were Ps 407,852 million, Ps 581,645 million and Ps 507,641 million, respectively.

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

     As of December 31, 2006, fees and other service income increased 15.0% totaling Ps 938,527 million in 2006 as compared to Ps 816,416 million in 2005. Commissions from banking services increased 60.1% from Ps 101,355 million in 2005 to Ps 162,273 million in 2006.

     Fees and other service income increased 81.5% totaling Ps 816,416 million in 2005 as compared to Ps 449,773 million in 2004.

  OTHER OPERATING INCOME

     BC's other operating income consists mainly of gains on foreign exchange transactions and forward contracts in foreign currencies, gains on sales of investments on equity securities, gains on sale of mortgage loans, dividend income, revenues from commercial subsidiaries and income from communication, postage, rent and other sources.

     Foreign exchange gains (including income from forward contracts in foreign currency), increased 17.54% from Ps 87,694 million as of December 31, 2005 to Ps 103,081 million at December 31, 2006, whereas as of December 31, 2004 this same figure was Ps 48,456 million.

     On the other hand, in 2006, dividend income decreased 50.4% as a result of the Conavi/Corfinsura merger, from Ps 42,731 million in 2005, which included six-month dividends from Conavi declared in March 2005, to Ps 21,199 million in 20066. In 2005 dividend income increased 40%, from Ps 30,546 million in 2004 to Ps 42,731 million in 2005, mainly due to the dividends that BC received from profits earned in 2004 and, until July 2005, from Conavi and Corfinsura. Additionally, this increase is due to the investment that BC still holds in Proteccion S.A.

     Commercial subsidiaries also provide revenue from the production and commercialization of load transportation, and royalties stemming from mining operations. As of December 31, 2006, income from subsidiaries pertaining to the industrial sector decreased 10.4%, reaching Ps 40,323 million, as compared to Ps 45,020 million in 2005. Revenues from these operations decreased 43% in 2005 as compared to 2004 when revenues totaled Ps 78,973 million.

     The following table summarizes the components of the Bank's other operating income for the last three fiscal years:

--------
(6) Bancolombia held a 28.5188% stake in Conavi before the Conavi/Corfinsura merger.

                                                                           YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------
                                                                     2004           2005        2006
                                                                  -----------    ---------    ---------
                                                                                (Ps million)
OTHER OPERATING INCOME:

    Foreign exchange gains (expenses)............................ Ps (100,925) Ps  (53,361) Ps   58,008
    Forward contracts in foreign currency........................     149,381      141,055       45,073
    Gains (losses) on sales of investments on equity
      securities.................................................         (27)       8,097       75,697
    Gains on sale of mortgage loan...............................          --           --       14,371
    Dividend income (1)..........................................      30,546       42,731       21,199
    Revenues from commercial subsidiaries........................      78,973       45,020       40,323
    Communication, postage, rent and others......................       7,447       10,406       16,762
                                                                  -----------  -----------  -----------
          TOTAL OTHER OPERATING INCOME................... ....... Ps  165,395  Ps  193,948  Ps  271,433
                                                                  ===========  ===========  ===========

------
(1) Income from dividends represents only the recognition of income from unconsolidated subsidiaries under Colombian GAAP.

  OPERATING EXPENSES

     As of December 31, 2006, Bancolombia's operating expenses, including merger expenses and goodwill amortization, increased 13% to Ps 1,871,000 million, as compared to Ps 1,654,805 million in 2005. In 2005, this increase was 81.4%, from Ps 912,421 million in 2004.

     Wages/salaries and employee benefits amounted to Ps 690,117 million as of December 31, 2006, as compared to Ps 615,121 million in 2005, representing an increase of 12.2%. In 2005, there was a 69.2% increase as a result of the Conavi/Corfinsura merger. The total number of employees increased from 8,609 in 2004 to 14,562 in 2005 and to 16,222 in 2006.

     Administrative and other expenses totaled Ps 882,182 million as of December 31, 2006, representing an increase of 11.2% as compared to Ps 793,179 million as of December 31, 2005. In 2005 there was a 101.5% increase as compared to Ps 393,592 million as of December 31, 2004, as a result of the Conavi/Corfinsura merger.

     The ratio between total operating expenses and total average assets, including goodwill amortization and merger expenses, increased from 5.76% in 2005 to 5.77% in 2006, and the ratio between total operating expense and total operating income increased from 54.9% in 2005 to 64.4% in 2006. Total fees and income from services, net as a share of operating expenses declined from 46.43% in 2005 to 46.37% in 2006. In 2004 these indicators were 5.71%, 50.9% and 44.8%, respectively.

  MERGER EXPENSES AND GOODWILL AMORTIZATION

     BC completed its merger with Banco de Colombia S.A. on April 3, 1998. For the fiscal year 2006, the amortization of goodwill recorded in connection with the merger with Banco de Colombia S.A. totaled Ps 22,648 million and with the acquisition of Factoring Bancolombia totaled Ps 3,166 million in 2006. As of December 31, 2006, outstanding goodwill totaled Ps 40,164 million, which Ps 28,311 million corresponded to Banco de Colombia S.A.'s goodwill to be amortized in the next 15 months and Ps 11,853 million corresponded to Factoring Bancolombia's goodwill to be amortized in the next 29 months.

      Additionally, with respect to the Conavi/Corfinsura merger, BC incurred merger expenses in total amount of Ps 35,779 million for the period ended December 31, 2006, associated mainly with financial advisory merger fees, new brand advertisement and bonuses to specific personnel. In 2006, such expenses decreased 21.7% as compared to Ps 45,703 million in 2005.

      The following table summarizes the principal components of BC's operating expenses for the last three fiscal years:


                                                                            YEAR ENDED DECEMBER 31,
                                                                   ------------------------------------------
                                                                       2004          2005           2006
                                                                   ------------- ------------  --------------
                                                                                 (Ps million)
OPERATING EXPENSES:
Salaries and employee benefits....................................  Ps  363,557  Ps   615,121   Ps   690,117
Bonus plan  payments..............................................       32,923        26,826         35,771
Compensation......................................................       15,169         8,030          6,375
Administrative and other expenses.................................      393,592       793,179        882,182
Deposit security, net.............................................       22,945        55,050         67,813
Donation expenses.................................................       11,060           615         22,596
Depreciation .....................................................       46,872        87,633        104,553
Merger expenses...................................................            -        45,703         35,779
Goodwill amortization.............................................       26,303        22,648         25,814
                                                                    -----------  ------------   ------------
     TOTAL OPERATING EXPENSES.....................................  Ps  912,421  Ps 1,654,805   Ps 1,871,000
                                                                    ===========  ============   ============

   NON-OPERATING INCOME (EXPENSES)

      Non-operating income (expenses) includes gains/losses from the sale of foreclosed assets, property, plant and equipment and other assets and income (expense) from minority interests.

      Net non-operating income at December 31, 2006 totaled Ps 38,994 million, as compared to net non-operating expenses of Ps 1,846 million in 2005. This result was due to the increase of 77.3% in other income and 42.0% in other expenses. Other income increase was partially due to the recovery of differed taxes provisions from the investment portfolio and from the derivatives portfolio.

      The following table summarizes the components of BC's non-operating income and expenses for the last three fiscal years:

                                                                               YEAR ENDED DECEMBER 31,
                                                                     ----------------------------------------
                                                                        2004         2005           2006
                                                                     -----------  ------------  -------------
                                                                                 (Ps million)
NON-OPERATING INCOME (EXPENSES):
     Other income(1).............................................    Ps  51,514   Ps  109,770    Ps  194,589
     Minority interest...........................................        (2,425)       (6,496)        (6,352)
     Other expenses(2)...........................................       (44,374)     (105,120)      (149,243)
                                                                    -----------   -----------    -----------
            TOTAL NON-OPERATING INCOME (EXPENSES), NET...........    Ps   4,715   Ps   (1,846)   Ps   38,994
                                                                    ===========  ============    ===========

---------------
(1) Other income include: recovery of deferred tax liability for Ps 98,788 million registered in 2005 by the Bank, gains from the sale of foreclosed assets, property, plant and equipment and other assets.

(2) Other expenses include operational losses and losses from the sale of foreclosed assets, property, plant and equipment and payments for fines, sanctions, lawsuits and indemnities.

   INCOME TAX EXPENSES

      Income tax expense for the fiscal year 2006 amounted to Ps 174,880 million as compared to Ps 277,515 million in the fiscal year 2005. In the fiscal year 2004, such income tax expense amounted to Ps 238,810 million. Income tax for 2006, as were the cases in 2005 and in 2004, was calculated based on net taxable income.

      Law 788 of 2002 established a surcharge tax that increased the income tax rate for corporations from 35% to 38.5% until December 31, 2006. This surcharge tax, however, did not apply to those corporations that had been accepted in the stability regime established by the Colombian Law. Bancolombia (unconsolidated), Leasing Bancolombia, Fiduciaria Bancolombia and Banca de Inversion Bancolombia signed a contract with the Government in order to be covered by this tax stability regime for ten years beginning on January 2001.

      Pursuant to the tax stability regime, Bancolombia (unconsolidated), Leasing Bancolombia, Fiduciaria Bancolombia and Banca de Inversion Bancolombia agreed to be taxed at a total income tax rate of 37% beginning on January 1, 2001 (2% higher than the expected income tax rate at that time). For the fiscal year 2007 the income tax rate will be 36% and beginning on January 1, 2008, the tax rate will be 35%, in exchange for exemption from increases in the income tax rate and from any other new taxes until December 31, 2010.

   NET INCOME INFORMATION UNDER U.S. GAAP

      The Financial Statements included elsewhere in this Annual Report have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between U.S. and Colombian GAAP that affect net income include the methods of accounting for income taxes, employee benefit plans, loan origination fees and costs, business combinations and allowances for loan losses. For a summary of the significant adjustments required to calculate net income under U.S. GAAP, see Note 31 to Bank's audited consolidated financial statements included in this Annual Report.

A.2. IMPACT OF ECONOMIC, FISCAL AND MONETARY POLICIES AND POLITICAL FACTORS IN BANCOLOMBIA'S RESULTS

      Bancolombia's operations have been affected by factors such as: the growth of the Colombian economy, the dynamics of the financial sector, interest rates, domestic price levels, the exchange rate, fiscal policy, foreign trade and competition with other financial institutions.

   GROWTH OF THE COLOMBIAN ECONOMY AND THE DYNAMICS OF THE FINANCIAL SECTOR

      As of December 31, 2006, the Colombian economy expanded at a vigorous rate, recording a growth of 6.8% as compared to the same period in 2005, a dynamism which was transmitted to the financial system. The net interest income increased 24.45% as of December 31, 2006, and total income on commissions and other services increased 12.78%, respectively, as compared to 2005. At the end of 2006 the Return On Equity ("ROE") was 19.05%, the efficiency ratio (operating expenses/net operating income) was 60.42% and the quality of the loan portfolio (past due loans/total loans) was 2.62% and profits on credit institutions increased 5.33% as compared to the same period in 2005.

      Future prospects for the financial sector in general, and for BC in particular, shall depend on the factors listed below:

FAVORABLE FACTORS FOR THE COLOMBIAN ECONOMY-                        UNFAVORABLE FACTORS FOR THE COLOMBIAN ECONOMY-
               MID-TERM                                                                 MID-TERM
------------------------------------------------------  ----------------------------------------------------------------------------
-    Benefits derived from macroeconomic                 -    General uncertainty with regard to exchange rate
     stabilization policies

-    Increased capital flows towards emerging            -    Inflationary pressures due to greater use
     countries                                                of installed capacity and accelerated growth of the domestic demand

-    Increased levels of business and consumer           -    Possible political events that could deteriorate the confidence in
     confidence in the economy                                public administration

-    Improved political scenario as well as higher       -    Moderate increases in international interest rates and decline in
     social indications                                       foreign  investment

-    Public investment continues on a dynamic trend      -    Decrease in proven oil reserves

-    Soft landing of the U.S. economy                    -    Difficulties in commercial relations with Venezuela and Ecuador and obstacles in approving the free trade agreement with the U.S.

-    Greater perspectives of financial services          -    General uncertainty with pending economic reforms: transfer system,
     levels growing as a percentage of GDP                    administrative and financial

-    Improvements in the Colombian government balance    -    Possible escalation in activities of guerilla and drug cartels,
     sheet (higher income from taxes and possible             that could result in violence increase
     benefits derived from reforms made to transfers)

                                                         -    Slow decline in unemployment and greater household indebtedness

-    Increased exports due to free trade agreement
     with U.S., Chile an certain Central American        -    Decline in exchange terms
     countries

      In spite of the prevailing favorable conditions, there is no guarantee of a sustained economic growth. New tax reforms may bring a decrease in demand, increases in international interest rates may affect the inflow of capital, both of which would slow the economic growth, affecting the Colombian financial system in general and Bancolombia in particular.

   INTEREST RATES

      In 2006, the Reference Market Interest Rate (DTF - Colombia's average of time deposits) reached minimum historic levels during the first half of the year while slowly recovering during the second half of the year with an effective annual rate average of 6.25%; on the other hand the real interest rate in 2006 reached 1.83% effective annual rate. These factors contributed to the growth of the economy, as there was no monetary instability or inflationary concerns. For 2007, it is possible that the position taken by the Central Bank with monetary policy could change in order to accommodate new pressures on the demand if there are any increases in interest rates. This could affect Bancolombia's results given increased funding costs.

   DOMESTIC PRICE LEVELS

      The inflation rate at the end of 2006 was 4.48%, the midpoint of the target range defined by the Central Bank (4% - 5%). Looking ahead, an increase in price levels could affect the quality of the loan portfolio, given the relation between increases in inflation and the consequent increase in interest rates, all of which could have a negative effect on BC's financial statements. However, for 2007, the Central Bank expects inflation to remain low which could represent an increase in economic activities and encourage good levels of performance within the financial sector which would be beneficial for Bancolombia.

   EXCHANGE RATE

      The real exchange rate index remained at competitive levels throughout 2006 (with an average of 122.4) which allowed Colombia to benefit from unilateral agreements such as ATPDEA (Andean Trade Promotion and Drug Eradication Law) and supports some advantages to be had with Colombia's inclusion in the Free Trade Agreement with the U.S., Chile and certain Central American countries (Guatemala, El Salvador and Honduras). Also, the effective control of inflation has become one of the country's main instruments in safeguarding its competitiveness. Any volatility of the exchange rate could affect BC's foreign currency business which, at December 2006, represented 7.59% of its total non consolidated assets.

      See Item 3. Key Information - A. Selected Financial Data - Exchange Rates, for an explanation on how the exchange rate is determined.

      The Bank has a portfolio of assets and liabilities in foreign currency and most of such portfolio is hedged against the effects of the fluctuation in the exchange rate. The Bank uses derivatives instruments for the purpose of hedging against exchange risks and exchange rate fluctuations protecting its foreign-currency investment portfolio by increasing the predictability of the Bank's yield on foreign-currency investments.

   FISCAL POLICY

      In spite of the fact that over the last year both the Government's deficit and levels of public debt as a proportion of GDP effectively dropped, financing the National budget continues to be a macroeconomic risk factor that must be opportunely addressed.

      In 2005 the deficit of the CPS (Consolidated Public Sector) represented 0% of the country's GDP, for 2006 the deficit was 0.4% and for 2007 a deficit of 1.3% is expected. The Colombian Government, for its part, has been implementing a policy aimed at substituting its foreign debt with domestic debt in order to reduce the exchange rate risk and take advantage of the Colombian peso - dollar revaluation. During the period 2005 - 2006, there was an increase in the amount of TES1 issued on the markets abroad, which in addition to being consistent with the aforementioned objectives it has also encouraged a far greater investor diversification (from domestic to foreign). On a domestic level, pension and severance funds as well as commercial banks are the main buyers of Colombian Treasury Bonds. Bancolombia is one of the leading brokers of public debt in Colombia and therefore there could be a certain amount of risk involved given the significant exposure that exists when holding this type of security.

      With regard to the non-financial public sector's deficit, the mid- to long-term risks involved with the transitory nature of the income received by the decentralized sector (greater oil income and local government surpluses) have lead the Government to introduce reforms both for the expense (currently being implemented to the transfer system) and income (a recently approved tax reform) to correct imbalances in the national budget. Increases in taxes could affect the growth dynamics of the Colombian economy and its financial sector, given the adverse affects these taxes would have on the demand.

      Since Bancolombia is protected by the tax stability regime until December 31, 2010 it is not subject to any national taxes created after 2001, such as the financial transaction tax and the 0.3% tax on net worth, applicable until December 2006. See Item 5. Operating and Financial Review and Prospects - A. Operating Results - A.1. General Discussion of the Changes in Results.

   FOREIGN TRADE

      On December 8, 2006, the U.S. Congress approved the extension of customs preferences to Colombia, Ecuador, Peru and Bolivia until June 30, 2007, pursuant to the ATPDEA. With such approval, said preferences may be extended for another six months to all those countries signing a Free Trade Agreement with the U.S. at that time.

      Foreign trade continues to be a source of opportunities for strengthening the growth of the Colombian economy. Foreign trade could continue to grow due to customs preferences including those pursuant to ATPDEA and the free trade agreements with the U.S. (which is currently pending the approval on both the U.S. and the Colombian Congresses), Chile (recently signed) and with certain Central American countries such as Guatemala, El Salvador and Honduras (currently being negotiated). Likewise, the support provided by multilateral banks, the IMF (International Monetary Fund) and the IDB (Inter-American Development Bank) and countries such as the US, has been and shall continue to be of great importance. BC may benefit from these opportunities if it offers a range of products that facilitate foreign trade.

      On the other hand, the continuous increase in remittances (incoming transfers of foreign currency from Colombians living abroad) has exceeded export levels of traditional products such as coffee. According to the Central Bank, remittances in 2005, totaled US$ 3,314 million in 2006 this same figure totaled US$ 3,890 million.

----------
(7) The Global Treasury Bonds (TES) are securities issued by the Colombian Government abroad. These are denominated in Colombian pesos but payable in U.S. dollars.

   COMPETITION FROM OTHER FINANCIAL INSTITUTIONS

      Recently, a series of mergers and acquisitions between several entities within the financial system has allowed for larger and more efficient financial institutions, generating scale economies and consolidating the financial system. See Item 4 - Information on the Company, B- Business Overview - B.6. Competition
- Description of the Colombian Financial System. This has increased competitiveness within the different segments of the market. Although Bancolombia is currently a leader of most of the financial products offered in Colombia, the dynamics of this ongoing merger/acquisition tendencies could affect BC's leadership position.

      Bancolombia's results and, more specifically, ADR prices will partially depend on developments affecting each of the factors described above.

B. LIQUIDITY AND CAPITAL RESOURCES

B.1. LIQUIDITY AND FUNDING

      The Central Bank establishes reserve requirements that determine the minimum amount of liquidity for Colombian banks. In order to meet its own working capital needs, honor withdrawals of deposits, make payments upon maturity of liabilities, and extend loans, the Bank maintains a proper balance between maturity distribution and diversity of funding sources.

      Interest rate volatility and political uncertainty in the Colombian financial system had led investors to prefer short-term investments, making medium and long-term financing harder to obtain. However, during the past years, a longer interest yield curve for public debt has driven investors to longer term investments. Despite this situation and the efforts made during 2006 to try to get longer term based deposits, the Bank's deposit base is still short-term, but its stable nature has enabled the Bank to offer longer-term loans with a wider margin. The Bank believes that longer term funding will soon become more available and will enable financial institutions to minimize liquidity risks. The Bank also believes that the Bank's working capital is sufficient for present requirements. For additional information about risk management see Item 11. Quantitative and Qualitative Disclosures about Market Risk.

      BC maintained a short-term negative gap in terms of maturities during 2006, 2005 and 2004. Checking and savings accounts and time deposits are the Bank's most important sources of funding.

      However, the Bank has different sources of liquidity, including short-term and trading investments, borrowings from domestic development banks, interbank borrowing and securities repurchase transactions, overnight funds and access to funds from the Central Bank, all of which were used from time to time on a short-term basis.

      The following chart sets forth checking, time deposits and saving deposits as a percentage of BC's overall deposits for the years, 2004, 2005 and 2006:

                                    2004           2005          2006
                                   ------         ------        ------
Checking deposits                   26.8%          16.7%         18.4%
Time deposits                       30.7%          24.7%         25.3%
Saving deposits                     24.9%          29.7%         34.4%
                                   =====          =====         =====

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

      As part of the Bank's strategy to acquire longer-term financing, during 2006 Bancolombia sustituted most of its short term time deposits issued through the money desk for longer term time deposits with maturities between 1.5 and 15 years, in a fixed rate base and linked to CPI and DTF rates.

      As a result of the strategy mentioned above, Bancolombia has improved its liability structure by extending the duration of its liabilities. This provides the Bank with greater liquidity to fund its long-term loans, including mortgages loans, reducing reliance on short-term borrowings and thus reducing risk. The Bank may continue and increase the use of this type of funding strategies in the future.

      Cash flows for the Bank include net cash provided for operating activities, net cash used in investing activities and net cash provided by financing activities. The following table shows those flows for the years ended December 31, 2004, 2005 and 2006:

       Ps million             2004              2005               2006
                          -------------    --------------    ---------------
Operating Activities      Ps  (992,855)    Ps  (7,314,498)   Ps (5,757,800)
Investing activities          (549,178)        (3,143,420)       2,651,998
Net cash provided by
 financing activities        1,344,931         10,938,580        3,382,146
                          ============     ==============    =============

      During the fiscal year 2004, operating activities depleted cash reserves to a lesser extent than in 2003 due generally to the end of loan portfolio contract terms, a decrease in accounts payable and the advantageous movement of derivative financial instruments, which generated cash. The significant changes experienced during 2005 resulted from the Conavi/Corfinsura merger, which main impact was that the loan portfolio increased. In relation to investing activities, during the fiscal year 2004, there was an inclination to invest excess cash in debt instruments and this was the more significant amount for this activity. For fiscal years 2004 and 2005, financing activities were the principal source of cash and were visible in deposits, long term debt, borrowings from domestic development banks and interbank borrowings increases.

      As compared to previous years, during the fiscal year 2006 investment activities were a great source of liquidity for Bancolombia due to an important reduction of its investment portfolio. In spite of the decrease in items like long term debt, borrowings from domestic development banks and interbank loans, during the fiscal year 2006 financing activities remain the principal source of cash for

BC, especially through deposits. Due to the increase of BC's loan portfolio during the fiscal year 2006, operating activities depleted cash reserves but to a lesser extent than they did in the fiscal year 2005.

                                                                       AS OF DECEMBER 31,
                                    ------------------------------------------------------------------------------------------
                                                      % OF TOTAL                     % OF TOTAL                  % OF TOTAL
                                        2004            FUNDING        2005            FUNDING      2006           FUNDING
                                    --------------    ----------   ------------     ----------- ------------    -------------
                                                                  (Ps million, except percentages)
CHECKING DEPOSITS
  Peso-denominated................  Ps   2,699,776       19.1%     Ps 3,449,321         13.6%   Ps 4,473,717        15.3%
  Dollar-denominated..............       1,099,347        7.7%          790,270          3.1%        892,137         3.1%
                                    --------------     ------      ------------        -----    ------------       -----
    Total.........................       3,799,123       26.8%        4,239,591         16.7%      5,365,854        18.4%
                                    --------------     ------      ------------        -----    ------------       -----
TIME DEPOSITS
  Peso-denominated................       2,871,531       20.2%        4,633,373         18.3%      5,513,961        18.9%
  Dollar-denominated..............       1,489,675       10.5%        1,626,427          6.4%      1,863,625         6.4%
                                    --------------     ------      ------------        -----    ------------       -----
    Total.........................       4,361,206       30.7%        6,259,800         24.7%      7,377,586        25.3%
                                    --------------     ------      ------------        -----    ------------       -----
SAVINGS DEPOSITS
  Peso-denominated................       3,395,749       23.9%        7,396,501         29.2%      9,863,370        33.9%
  Dollar-denominated..............         138,864        1.0%          129,993          0.5%        150,514         0.5%
                                    --------------     ------      ------------        -----    ------------       -----
    Total.........................       3,534,613       24.9%        7,526,494         29.7%     10,013,884        34.4%
                                    --------------     ------      ------------        -----    ------------       -----
OTHER DEPOSITS
  Peso-denominated................          84,220        0.6%          266,942          1.0%        369,567         1.3%
  Dollar-denominated..............          82,954        0.6%           92,155          0.4%         89,576         0.3%
                                    --------------     ------      ------------        -----    ------------       -----
    Total.........................         167,174        1.2%          359,097          1.4%        459,143         1.6%
                                    --------------     ------      ------------        -----    ------------       -----
INTERBANK BORROWINGS
  Peso-denominated................               -        0.0%                -          0.0%              -         0.0%
  Dollar-denominated..............         246,282        1.7%        1,705,468          6.8%      1,066,845         3.7%
                                    --------------     ------      ------------        -----    ------------       -----
    Total.........................         246,282        1.7%        1,705,468          6.8%      1,066,845         3.7%
                                    --------------     ------      ------------        -----    ------------       -----
OVERNIGHT FUNDS
  Peso-denominated................         616,494        4.3%          915,378          3.6%        716,940         2.5%
  Dollar-denominated..............               -        0.0%          414,535          1.6%        290,105         1.0%
                                    --------------     ------      ------------        -----    ------------       -----
    Total.........................         616,494        4.3%        1,329,913          5.2%      1,007,045         3.5%
                                    --------------     ------      ------------        -----    ------------       -----
DOMESTIC DEVELOPMENT BANK
  BORROWINGS
  Peso-denominated................         855,970        6.0%        2,015,968          8.0%      2,446,597         8.4%
  Dollar-denominated..............           1,949        0.0%          206,115          0.8%          2,984         0.0%
                                    --------------     ------      ------------        -----    ------------       -----
    Total.........................         857,919        6.0%        2,222,083          8.8%      2,449,581         8.4%
                                    --------------     ------      ------------        -----    ------------       -----
BANK ACCEPTANCES OUTSTANDING
  Peso-denominated................          16,119        0.1%           14,996          0.0%          2,419         0.0%
  Dollar-denominated..............          50,474        0.4%           48,130          0.2%         61,611         0.2%
                                    --------------     ------      ------------        -----    ------------       -----
    Total.........................          66,593        0.5%           63,126          0.2%         64,030         0.2%
                                    --------------     ------      ------------        -----    ------------       -----
LONG TERM DEBT
  Peso-denominated................         552,531        3.9%        1,648,312          6.5%      1,302,702         4.5%
  Dollar-denominated..............               -        0.0%                -          0.0%              -         0.0%
                                    --------------     ------      ------------        -----    ------------       -----
    Total.........................         552,531        3.9%        1,648,312          6.5%      1,302,702         4.5%
                                    --------------     ------      ------------        -----    ------------       -----
TOTAL FUNDING
  Peso-denominated................      11,092,390       78.1%       20,340,791         80.2%     24,689,273        84.8%
  Dollar-denominated..............       3,109,545       21.9%        5,013,093         19.8%      4,417,397        15.2%
                                    --------------     ------      ------------        -----    ------------       -----
    Total.......................    Ps  14,201,935      100.0%       25,353,884        100.0%     29,106,670       100.0%
                                    ==============     ======      ============        =====    ============       =====

B.2. FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

      The Bank's treasury division, through its currency desk, is able to carried out all transactions in local or foreign currency legally authorized in Colombia. These include derivative transactions, purchase and sale of fixed income securities, and indexed securities, repurchase or resale transactions, short sales, temporary securities transfers, simultaneous transactions, and transactions on the foreign exchange market.

      The instruments and products negotiated in the markets mentioned above are regulated by specific policies regarding management of liquidity, market, legal, credit and operational risks. Such policies are monitored by the Risk Management Vicepresidency.

      In order to be able to control market and liquidity risks the Bank set limits in order to keep its exposure levels and losses within certain ranges as determined by the Bank's board of directors. On July 18, 2005, the Board of Directors approved the "treasury's manual" which establishes such limits.

      The treasury division maintains liquidity control through daily verification by making sure that the difference between the interbank asset funds and the interbank liability funds does not exceed 7.5% of the sum of deposits and interbank borrowings and other financial liabilities and obligations.

      Before taking any additional positions, the Bank's treasury division also verifies, with respect to investments in local and in foreign currencies, the availability of funds for investment and each investment's compatibility with the Bank's liquidity structure.

      The market risk stated in the treasury book(8) will be measured using methodologies of value at risk (VaR), and the positions limits will be subject to the results that they show. Along with this methodology, and according to the definitions of capital consumption for market risk, an additional methodology for measuring maximum losses of the positions in determined periods of time is also used by the Bank.

            LIMIT                            CONCEPT                                    VALUE
-------------------------------   ---------------------------------   -------------------------------------------------
                                  Foreign currency position(1)
Position limits (US$ millions)    Spot foreign currency position(2)    -5% < or = - > or = 20% of Technical Capital
                                                                       0 < or = - > or = 50% of  Technical Capital
                                                                       70% of the daily VaR in 12 months or its
Market risk limits                Stop loss                            proportions
                                  Daily losses                         15% of the average VaR for the past 10 days
Alert situations
                                  Monthly losses                       30% of the average VaR for the past 10 days

--------------
(1) Foreign currency position is the difference between assets and liabilities denominated in foreign currency, recorded in and out of the balance, realized or contingent, including those that are settled in Colombian local currency, which correspond to the financial statements that include operations within the national territory.

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

      Investments in local and foreign currencies are kept in electronic custody by Deceval, a local custody service provider. Foreign securities are kept in the custody of Clearstream Banking International S.A.

      The local currency portfolio is divided into public debt (including primarily local treasury securities issued at a fixed rate or at a floating rate indexed to inflation (TES UVR)), and private debt (including mainly securities issued at a fixed rate or at a floating rate indexed to DTF or CPI).

----------
(8) Treasury Book is explained in Item 11. - Quantitative and Qualitative Disclosure About Market Risk

      The foreign currency portfolio comprises among others fixed rate bonds issued by the Republic of Colombia and denominated in U.S. dollars and Euros. BC is not exposed to fluctuations in the exchange rates of such currencies, as it enters into forward sale agreements with terms of 180 and 360 days. Generally, the maximum maturity term of such securities is 10 years, nevertheless there is an assets duration close to 2 years.

      Additionally, the Bank trades foreign exchange forward agreements with two main purposes:

            - To hedge its foreign exchange position (cash and investment portfolio) against foreign exchange rate volatility; and

            - As a speculative position through which, by selling and buying forward agreements, the Bank takes advantage of market opportunities.

      In the foreign subsidiaries, the investment portfolio is held in U.S. dollars and comprises fixed rate investments and floating rate investments, such as those indexed to the LIBOR. These investments are mainly comprised by securities issued by Latin American entities for which an individual credit study has been made according to the methodology defined in the Bank's treasury division guidelines. Bancolombia's investment policies do not include restrictions regarding the maturity of the securities held in the portfolio, but do include target duration for the entire portfolio instead.

      The Bank's investment portfolio includes among its assets credit linked notes (CLNs) which are bought to take advantage of market opportunities. Through the use of these instruments, BC sells credit protection against Colombian sovereign risk.

B.3. COMMITMENT FOR CAPITAL EXPENDITURES

      See Item 4. Information on the Company - A. History and Development of the Company - Capital Expenditures and Divestitures.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

      BC do not have any significant policies or projects relating to research and development.

D. TREND INFORMATION

   ECONOMIC TRENDS

      The Central Bank has been very successful in controlling the increase of inflation during the past 5 years. However, 2007 seems to be a year in which inflation expectation pressures could reemerge. The discussion now in Colombia is if the inflation pressures observed lately correspond to a demand side effect or, instead, to a supply side effect. Indeed, with the pace of increase in credits, private consumption, and GDP, part of the inflation comes from the demand side. It is important to note that Bancolombia believes that those pressures are still moderated.

      In addition, some inflation pressures have added up from the supply side. Due the climate impact of "El Nino" some food prices experienced an upward trend at the end of 2006 and the beginning of 2007. This unexpected rise in prices rapidly changed the inflation expectations of investors and analysts, who now believe that the inflation target of 4% for 2007 will not be reached. Bancolombia is expecting the inflation to be 4.74% in 2007, higher that the Central Bank's inflation target which is in the range of 3.5% to 4.5%.

      The strong appreciation of the Colombian peso during the first quarter of 2007 has raised some concerns about the future evolution of the exporting sectors and, therefore, of the economy in general. Nearly 19% of the Colombian GDP depends on the exports sector and a further drop in the exchange rate will affect some sectors such as agriculture and mining. However, the Bank expects the GDP growth to remain strong during 2007 and based in BC's estimations, the economic expansion in 2007 should reach 5.7%.

      At the beginning of March of 2007, the rating agency Standard & Poor's increased the country's external sovereign credit rating to BB+, just one notch from being considered an investment-grade credit. Bancolombia is expecting Moody's to upgrade its credit rating during 2007.

      Bancolombia is expecting an increase in internal interest rates, due to the recent increase in the Central Bank's interest rate and the need of financial institutions for liquidity in pesos. Therefore, Bancolombia is expecting the interest rate (DTF) to be near 8.00%, while the Central Bank interest rate is expected to be close to 8.50%. This might generate some risks to the performance of the financial sector in Colombia since the cost of funding will increase.

      After a year of negotiations, the final text of the Free Trade Treaty between Colombia and the U.S. is ready to be discussed in the congresses of both countries. There are still concerns about the outcome and changes that the democratic majority of the U.S. Congress will introduce and, also, if the Colombian Congress will approve the current text of the Treaty. Despite those concerns, Colombia has been preparing to open the economy to the new investments in ports, roads and infrastructure that are expected to result from this treaty.

      Pursuant to Law 1111 of 2006, the Colombian Taxation Reform eliminated the system of integral adjustments by inflation in Colombia. This situation has tax effects on the financial institutions' taxation income from fiscal year 2007. Until December 31, 2006, the system of integral adjustments by inflation could have a favorable or unfavorable effect in the tax income because it could constitute a fiscal deduction or a taxable income for the tax payer until December 31, 2006 for financial institutions. Beginning in 2007, Colombian entities will not be able to take as fiscal deduction the adjustments by inflation and therefore they will have to pay a greater income tax.

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

      At December 31, 2004, 2005 and 2006, outstanding letters of credits and bank guarantees issued by BC totaled Ps 559,018 million, Ps 838,675 million and Ps 1,833,366 million, respectively.

      The table below summarizes at December 31, 2005 and 2006 all of BC's guarantees where the Bank is the guarantor. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

                                                                                                            MAXIMUM POTENTIAL
                     EXPIRE WITHIN ONE YEAR      EXPIRE AFTER ONE YEAR     TOTAL AMOUNT OUTSTANDING     AMOUNT OF FUTURE PAYMENTS
                   --------------------------  -------------------------  --------------------------- -----------------------------
                      2005           2006         2005          2006         2005           2006         2005             2006
                   -----------   ------------  -----------  ------------  -----------   ------------- -----------    --------------
Financial standby
letters of credit  Ps  474,159   Ps   702,834  Ps   19,061  Ps   350,767  Ps  493,220   Ps 1,053,601  Ps  493,220    Ps 1,053,601
Bank guarantees        122,280        550,137      223,175       229,628      345,455        779,765      345,455         779,765
                   -----------   ------------  -----------  ------------  -----------   ------------  -----------    ------------
     TOTAL         Ps  596,439   Ps 1,252,971  Ps  242,236  Ps   580,395  Ps  838,675   Ps 1,833,366  Ps  838,675    Ps 1,833,366
                   ===========   ============  ===========  ============  ===========   ============  ===========    ============

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table shows BC's known contractual obligations as of December 31, 2006:

                                                                LESS THAN 1          1-3              3-5          AFTER 5
CONTRACTUAL OBLIGATIONS                         TOTAL              YEAR             YEARS            YEARS          YEARS
------------------------------------------   -------------    ---------------  ---------------    ------------  ---------------
                                                                              (Ps millions)
Long-term debt obligations                   Ps  1,313,781    Ps    493,451    Ps    520,499       Ps  264,985    Ps    34,846
Time deposits                                    7,498,993        5,821,219          915,895           474,309         287,570
Commitments to originate loans                     660,558          660,558                -                 -               -
Commitments of repurchase of investments           909,746          909,746                -                 -               -
Employee benefit plans                              99,085           12,984           27,703            30,200          28,198
                                             -------------    -------------    -------------       -----------    ------------
   TOTAL                                     PS 10,482,163    Ps  7,897,958    Ps  1,464,097       Ps  769,494    Ps   350,614
                                             =============    =============    =============       ===========    ============

G. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      The following are considered critical accounting policies, given their significant impact on the financial condition and operating performance of BC. This information should be read together with Note 2 of the Consolidated Financial Statements.

      EVALUATION OF LOAN PORTFOLIO RISK AND DETERMINATION OF ALLOWANCES FOR LOAN
LOSSES: BC currently evaluates loan portfolio risk according to the rules issued by the Superintendency of Finance, which establish qualitative and quantitative standards for assigning a risk category to individual assets.

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

      BC considers that the accounting estimates used in the methodology to determine the allowance for loans losses are "critical accounting estimates" because: (a) by its nature, the allowance requires us to make judgments and assumptions regarding the Bank's loan portfolio, (b) the methodology used in its determination is based on the existence and magnitude of determined factors that are not necessarily an indication of future losses and (c) the amount of the provision is set using a percentage based on the risk category assigned to the loan and it is impossible to ensure that said percentage will exactly reflect the probability of loss.

      CONTINGENT LIABILITIES: The Bank is subject to contingent liabilities, including judicial, regulatory and arbitration proceedings and tax and other claims arising from the conduct of the Bank's business activities. Allowances are established for legal and other claims by assessing the likelihood of the loss actually occurring as possible, probable or remote. The contingency is recorded as a provision when all the information available indicates that it is probable that the Bank will incur in future disbursements for events that happened before the balance sheet date and the amounts may be reasonably estimated. The Bank involves internal and external experts in assessing probability and in estimating any amounts involved.

      Throughout the life of a contingency, the Bank's internal experts may learn of additional information that can affect the assessments about probability or the estimates of amounts involved. Changes in these assessments can lead to changes in recorded allowances.

      BC considers that the estimates used to determine the allowance for contingent liabilities are "critical accounting estimates" because the probability of their occurrence is based on the Bank's attorneys' judgment, which will not necessarily coincide with the future outcome of the proceedings.

      PENSION PLAN: The Bank and its subsidiary Almacenar S.A. apply the provisions of Decree 1517 of 1998, which requires a distribution of charges to amortize the actuarial calculation by 2010. The distribution is calculated by taking the percentage amortized up to December 1997 and annually adding the minimum percentages needed to complete amortization by 2010. Under the Bank's non-contributory unfunded defined benefit pension plan, benefits are based on length of service and level of compensation.

      BC considers that the accounting estimates related to its pension plan are "critical accounting estimates" because the determination of the contributions to the plan involves judgments and assumptions made by the actuaries related to the future macroeconomic and employees demographics factors, among others, which will not necessarily coincide with the future outcome of such factors.

H. RECENT U.S. GAAP PRONOUNCEMENTS

      In February 2006, the FASB issued Statement No. 155 ("SFAS 155") "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140". SFAS 155 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and resolves issues addressed in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets" as follows:

            - Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

            - Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

            - Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

            - Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

            - Amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

      SFAS 155 is effective for all financial instruments acquired or issued after the first fiscal year beginning after September 15, 2006.

      In March 2006, the FASB issued Statement No. 156 ("SFAS 156") "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140". SFAS 156 amends SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognised servicing assets and servicing liabilities. SFAS 156 requires a company to recognise a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract principally in a transfer of the servicer's financial assets that either meets the requirements for sale accounting, or is to a qualifying special-purpose entity in a guaranteed mortgage securitisation in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS 156 requires all separately recognised servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits a company to choose to subsequently measure each class of separately recognised servicing assets and servicing liabilities using either a specified amortisation method or a specified fair value measurement method. At its initial adoption, SFAS 156 permits a one-time reclassification of available-for-sale securities to trading securities by companies with recognised servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the company's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. SFAS 156 is applicable to all transactions entered into in fiscal years that begin after September 15, 2006. The Bank is currently evaluating the impact that SFAS 156 will have on BC's Financial Statements.

      In September 2006, the FASB issued Statement No. 157 ("SFAS 157") "Fair Value Measurement". SFAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS 157 also emphasises that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS 157 fair value measurements are disclosed by level within that hierarchy. While the Statement does not add any new fair value measurements, it may change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Bank is currently evaluating the impact of SFAS 157 on the Company's financial position and results of operations.

      In February 2007, the FASB issued Statement No. 159 ("SFAS 159") "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159 creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings as these changes occur. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Bank is currently analyzing the effect that SFAS 159 will have on BC's U.S.GAAP disclosures.

      In July 2006, the FASB issued interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No.109". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

      The evaluation of a tax position in accordance with this interpretation is a two-step process. The first step is recognition: the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognise in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realised upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognised in the financial statements will generally result in one of the following: (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable; (b) a reduction in a deferred tax asset or an increase in a deferred tax liability; or both (a) and
(b).

      Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognised in the first subsequent financial reporting period in which that threshold is met. Previously recognised tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognised in the first subsequent financial reporting period in which that threshold is no longer met. This interpretation is effective from January 1, 2007 for the Bank. BC is currently evaluating the impact of the requirements of FIN 48 on its financial position and results of operations.

I. RELATED PARTY TRANSACTIONS

      See Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

      As of December 31, 2006, the following persons acted as directors, alternate directors and senior management of BC:

DIRECTORS

      Juan Camilo Ochoa Restrepo was born in 1939. He was the President of Suramericana de Inversiones S.A. from April 2004 to September 2006. He was also President of Corfinsura S.A. from 2000 to March 2004 and manager of Compania de Investigaciones Economicas Prospeccion S.A. from 1990 to 2000. He was an Associate Professor in the Mathematics and Economics Departments of the Mines Faculty of the Universidad Nacional of Colombia from 1969 to 1973 and from 1978 to 1990, and Teaching and Research Assistant in the Mathematics and Education Departments of the University of California, Berkley, USA from 1973 to 1977. He also worked for the Economics Research Department of the National Industrial Association (Asociacion Nacional de Industriales or "ANDI") from 1966 to 1969. Mr. Ochoa Restrepo worked as Design Engineer in the Engineering Department of Integral Ltda. from 1963 to 1966.

      Currently Mr. Ochoa Restrepo is also a member of the board of directors of Inversura S.A., Inversiones Argos S.A., Grupo Nacional de Chocolates S.A, Smurfit Kappa Carton de Colombia S.A., and Fundacion Bancolombia.

      Jose Alberto Velez Cadavid was born in 1950. He has been the President of Inversiones Argos S.A. since August 2003 and of Cementos Argos S.A. since December 2005. He has held several management positions at Suramericana de Seguros S.A., since 1984 including Vice President of Marketing and Sales, Vice President of Investments, Vice President of Enterprise Development and President of Inversura S.A. and Suramericana de Seguros S.A.

      Currently Mr. Velez Cadavid is also a member of the board of directors of Suramericana de Inversiones S.A., Grupo Nacional de Chocolates S.A., Calcetines Crystal S.A. and Almacenes Exito S.A.

      Carlos Enrique Piedrahita Arocha was born in 1954. He has been the President of Compania Nacional de Chocolates S.A. since 2000 and President of Grupo Nacional de Chocolates S.A. (formely Inversiones Nacional de Chocolates S.A.) since 2003. He was President of Banco Corfinsura Internacional Inc. (Puerto Rico) from 1998 to 2000, President of Corfinsura from 1993 to 2000, Vice President of Finance of Compania Suramericana de Seguros S.A. from 1989 to 1993, Vice President of Personal Banking of Banco Industrial Colombiano from 1986 to 1989, National Manager of Credit Cards of Banco Industrial Colombiano from 1984 to 1986, and General Manager of Suleasing S.A. from 1981 to 1984.

      Mr. Piedrahita Arocha is a member of the board of directors of Suramericana de Inversiones S.A., Inversiones Argos S.A., and Fogafin. He is also a member of the boards of directors of the following non-for profit organizations: Hospital San Vicente de Paul, Corporacion para Investigaciones Biologicas CIB, and Proantioquia.

      Gonzalo Alberto Perez Rojas was born in 1958. He is the President of Inversura S.A. He held different management positions at Compania Suramericana de Seguros since 1981, such as Vice President of Corporate Businesses and Vice President of Insurance and Capitalization.

      Mr. Perez Rojas is also a member of the board of directors of Interoceanica de Seguros S.A. (Republic of Panama), Fasecolda (Federacion de Aseguradores Colombianos), Cementos Argos S.A., Colombiana de Inversiones S.A. and Fundacion Suramericana.

      Ricardo Sierra Moreno was born in 1951. He has been the President of Productora Distrihogar S.A. since 1989. He had previously held positions as Chief Financial Officer of Suramericana de Seguros S.A. from 1982 to 1989 and Regional Manager of Corporacion Financiera Suramericana S.A. Corfinsura from 1979 to 1982.

      Mr. Sierra Moreno is also a member of the board of directors of Conconcreto S.A., Carulla Vivero S.A., UNE EPM Telecomunicaciones S.A. and Calcetines Crystal S.A. He is also a member of the ANDI's sectional board since 1992.

      Juan Camilo Restrepo Salazar was born in 1946. He has held different public charges such as Secretary and adviser of the board of directors of the Banco de la Republica of Colombia, Banking Superintendent, President of the National Securities Commission (Comision Nacional de Valores), Commercial Manager of the Federacion Nacional de Cafeteros, Minister of Mines and Energy, Minister of Finance, and Ambassador of Colombia in France. He has also held certain positions in the private sector such as President of Fedeleasing, Representative of the Federacion Nacional de Cafeteros in the International Coffee Organization in London. He has been member of the board of directors of various companies such as Bansuperior, Seguros Atlas S.A., Seguros Atlas de Vida, Almacafe, Banco Cafetero, BCH, Bancoldex, La Previsora S.A., the Caja de Credito Agrario, and Federacion Nacional de Cafeteros. Currently, he is a member of the board of directors of the Empresas Publicas de Medellin. He is the author of various articles and publications, and is a professor in different universities.

      Alejandro Gaviria Uribe was born in 1965. Since 2004, he has been a Professor and Researcher at the Andes University (Bogota, Colombia) and a columnist for the weekly publication "El Espectador". Previously, he was the Sub-director of the National Planning Department from 2002 to 2004 and the Sub-director of Fedesarrollo from 2000 to 2002. He was an associate researcher for Fedesarrollo from 2000 to 2001, a researcher for the Inter-American Development Bank - BID from 1998 to 2000, and the Head of the National Planning Department of Colombia from 1993 to 1994. He has also held positions as economist in the Federacion Nacional de Cafeteros and civil engineer for Suramericana de Seguros S.A. Currently, he is a member of the board of directors of WWB Colombia and Isagen.

   ALTERNATE DIRECTORS

      David Emilio Bojanini Garcia was born in 1956. He has been the President of Suramericana de Inversiones S.A. since September 2006 and was the President of Proteccion S.A. from 1991 to September 2006. He also worked in Suramericana de Seguros S.A. Currently, he is the President of the board of directors of Bancolombia S.A. and is a member of the board of directors of Grupo Nacional de Chocolates S.A., Inversiones Argos S.A. and Leasing Bancolombia S.A. Compania de Financiamiento Comercial.

      Carlos Raul Yepes Jimenez was born in 1964. He is the Legal Vice President of Cementos Argos S.A. Previously he was the Legal Director of Bancolombia S.A. and also the Legal Director of CI Union de Bananeros de Uraba "Uniban". He is a member of the board of directors of CI Carbones del Caribe S.A.

      Juan Sebastian Betancur Escobar was born in 1943. He is the President of Fundacion para el Progreso de Antioquia or "Proantioquia". He has also held other positions such as General Manager of ANDI, President of Telecom, President of the Asociacion Nacional de Anunciantes, Vice President of Corporative Subjects of Suramericana de Seguros and Suramericana de Inversiones. He was designated as the representative of the President of Colombia on the board of directors of Telecom and Colciencias. Currently, he is a member of the board of directors of Cementos Argos S.A., Inversura S.A., Almacenes Exito S.A., Grupo Nacional de Chocolates S.A., Tipiel S.A., Corporacion Programa Desarrollo para la Paz PRODEPAZ, Fundacion Carolina Colombia, Corporacion Excelencia en la Justicia, Corporacion Antioquia Presente, Centro de Ciencia y Tecnologia de Antioquia, and Fundacion Ideas para la Paz.

      Carlos Mario Giraldo Moreno was born in 1960. He has been the President of Inveralimenticias S.A. since 1997 and was the Vicepresident of International Business of the same company from 1994 until 1997. Previously he was the Secretary General and Director of the Legal Department of C.I. Uniban S.A. He also held various positions at the Economics Research Department of the ANDI, such as General Manager for the Antioquia Region and Presidency and Legal Vice Presidency Assistant. He was also a non-for profit controller and the Presidency Assistant of the Antioquia Cattle Federation (Federacion Antioquena de Ganaderos).

      Mr. Giraldo Moreno is a member of the board of directors of Aerorepublica, Fundacion Bancolombia, Inversura S.A., ANDI and Proantioquia. He is the President of the Commission for Colombian and Venezuelan Bilateral Relations (Comision de Relaciones Bilaterales Colombo Venezolana) and a member of the Consult Committee of the Latin American Bimbo Group Organization.

      Francisco Jose Moncaleano Botero was born in 1958. He is the President of Codiscos S.A. and Vice President of Operations of Caledco Corporation in Miami. He has held other positions such as Vice President of Operations of Hemisphere Services Miami, which is the holding company of ROV Limited, and Vice President of Finance of the Ganadero and Colpatria Banks' Miami Agency. He is a member of the board of directors of Codiscos S.A. and JLT Re Corredores de Reaseguros

      Luis Alberto Zuleta Jaramillo was born in 1946. He is an economist and has worked as private consultant in Economics and Finance since 1986. He worked as a researcher at Fedesarrollo from 1987 to 1996 and from 1999 to 2004, First Director of Fondo de Garantias de Instituciones Financieras from 1985 to 1986 and Sub-Manager of Development of the Central Bank from 1984 to 1985. He has also worked as consultant for different governmental institutions.

      Mr. Zuleta Jaramillo is member of the board of directors of Inversura S.A., Calcetines Crystal S.A. and Fundacion Proninez. He is also a member of the Financial Committee of ICETEX.

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

      On March 1, 2007, the shareholders of Bancolombia approved, at a general shareholders' meeting an amendment to the by-laws of Bancolombia which increased the number of directors from seven to nine and eliminated the provision for alternate directors. At the same meeting, the shareholders appointed the individuals to serve as members of the board of directors for the April 2007 - March 2009 period. Therefore, Juan Camilo Ochoa Restrepo, Juan Sebastian Betancur Escobar, Carlos Mario Giraldo Moreno, Luis Alberto Zuleta Jaramillo and Maria Angelica Arbelaez Restrepo were removed, and David Emilio Bojanini Garcia, Jose Alberto Velez Cadavid, Carlos Enrique Piedrahita Arocha, Gonzalo Alberto Perez Rojas, Ricardo Sierra Moreno, Juan Camilo Restrepo Salazar, Alejandro Gaviria Uribe, Francisco Jose Moncaleano Botero and Carlos Raul Yepes Jimenez, were appointed as disclosed in Item 6 - Directors, Senior Management and Employees, C - Board Practices.

      For additional information regarding the Bank's board of directors and its functions please see Item 10-Additional Information- B. Memorandum and Articles of Association- Board of Directors.

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

      Mr. Londono Saldarriaga holds a degree in Business Administration from EAFIT University in Medellin, and a masters degree in Economic Development from the University of Glasgow in Scotland.

      Sergio Restrepo Isaza was born in 1961. He has been Executive Vice President of Corporate Development of Bancolombia since the Conavi/Corfinsura merger that was completed on July 30, 2005. Previously, he had been President
(CEO) of Corfinsura since 2004 and held various managerial positions at Corfinsura such as Vice President of Investment Banking from 1996 to 2004, Vice President of Investment and International Affairs from 1993 to 1996, and before that, Assistant to the CEO, Regional Manager, International Sub-manager and Project Director.

      Mr. Restrepo Isaza holds a B.A. degree from EAFIT University in Medellin and an MBA degree from Stanford University.

      Juan Carlos Mora Uribe was born in 1965. He has been the Risk Management Vice President of Bancolombia since the Conavi/Corfinsura merger that was completed on July 30, 2005. He served as the Vice President of Operations of Corfinsura since 2003 and held various positions within the corporation such as Corporate Finance Manager from 1995 to 2003, account executive from 1992 to 1995 and credit analyst from 1991 to 1992.

      Mr. Mora Uribe holds a B.A. degree from EAFIT University and an MBA degree from Babson College.

      Santiago Perez Moreno was born in 1955. He has been the Vice President of Personal and Medium and Small Business Banking since 1989, and has held different managerial positions at BC since 1981, such as Personal Banking Manager for the Bogota Region, International Commerce Manager for the Bogota Region, and assistant for the Vice Presidency of International Commerce.

   Mr. Perez Moreno holds an Industrial Economics degree from Los Andes University in Bogota and an MBA from IESE in Barcelona.

      Jaime Alberto Velasquez Botero was born in 1960. He has been the Vice President of Finance of Bancolombia since 1997. From 1989 through 1997, he held several managerial positions in the Economic Department and Investor Relations Department. Previously, he worked at C.I. Banacol from 1987 to 1989.

      Mr. Velasquez Botero holds an Economics Degree from Antioquia University in Medellin.

      Margarita Maria Mesa Mesa was born in 1960. She has been the Legal Vice President and Secretary General of Bancolombia since the Conavi/Corfinsura merger that was completed on July 30, 2005. She held the position of Secretary General of Corfinsura S.A. since 1993, becoming an executive officer in 2002.

      Mrs. Mesa Mesa graduated from UPB University Law School in Medellin, obtained a post graduate degree in Commercial Law from the UPB University, and an MBA from EAFIT University in Medellin.

      Jorge Ivan Toro Villegas was born in 1948. He has been the Vice President of Technology of Bancolombia since the Conavi/Corfinsura merger that was completed on July 30, 2005. Mr. Toro was the Vice President of Media and Technology of Conavi from 2003 until the Conavi/Corfinsura merger. Mr. Toro first joined Conavi in 1973, where he held positions as Vice President of Business Development, Vice President of Planning and systems analyst. Mr. Toro was also the President of TODO 1 S.A. (Colombia) and CEO of TODO 1 Services Inc. (Miami), both affiliated companies of Conavi. From 1994 to 1996, he was the President of Unisys de Colombia S.A. Previously, he worked as a systems analyst for the City of the Medellin from 1971 to 1974.

      Mr. Toro Villegas taught Financial Mathematics from 1971 to 1985 and Project Management from 1993 to 2000 in the University of Medellin. He also taught in the Banking Studies Degrees of the Andes University in Bogota from 1989 to 2000, the UIS University from 1995 to 1996 and the EAFIT University in Medellin from 1990 to 1993.

      Mr. Toro Villegas holds a Civil Engineer degree from Medellin University and a post graduate degree in Financial Institutions Management from Northwestern University (USA).

      On October 23, 2006, the board of directors of Bancolombia S.A. accepted the resignation of Jorge Ivan Toro Villegas as Vice President of Technology. To replace him, the board of directors appointed Olga Botero Pelaez, who took office as Vice President of Technology on April 19, 2007 after being authorized by the Superintendency of Finance of Colombia.

      Olga Botero Pelaez was born in 1963. She is an engineer and has both a bachelor degree and a masters degree in Computer Science from Iowa State University. She has held different positions in companies including Hewlett Packard, Suramericana de Seguros S.A., Mecosoft and Orbitel. During her 7 years at Orbitel, she held several positions, including Marketing Operations Manager, Customer Services Manager and National Sales Manager. She has also been a professor at universities including Eafit, Universidad Javeriana and Universidad de la Sabana.

      Gonzalo Toro Bridge was born in 1960. He has been Vice President of Corporate Banking of Bancolombia since 2003. From 1988 until 1994, he was the Assistant of the Vice Presidency of Corporate and International Banking and from 1994 to 2003 he was the Vice President of Corporate and International Banking.

      Mr. Toro Bridge holds a B.A. degree from EAFIT University in Medellin and a certificate of attendance from the Advanced Management Program for overseas bankers from the University of Pennsylvania.

      Federico Ochoa Barrera was born in 1947. He has been the Executive and Services Vice President of Bancolombia since 1998. Before the merger of Banco Industrial Colombiano and Banco de Colombia, he held several positions at Banco de Colombia, including National Branches Vice President, Administrative Vice President, Commercial Vice President and Executive Vice President.

      Mr. Ochoa Barrera holds a B.A. from Harvard College and an attendance certificate for the Executives Program from Carnegie-Mellon University.

      Hernan Dario Ramirez Giraldo was born in 1958. He has been the Administrative Vice President of Bancolombia since the Conavi/Corfinsura merger that was completed on July 30, 2005. Previously, he had been the Vice President of Internal Audit since 1998. Mr. Ramirez Giraldo has worked for Bancolombia and its subsidiaries since 1985, holding positions such as Chief Accountant Officer from 1991 to 1996, Internal Auditor from 1996 to 1998 and Operations Manager of FiduBIC from 1994 to 1996.

      Mr. Ramirez Giraldo holds an industrial engineering degree from Antioquia University in Medellin, an accounting degree from the Medellin University and a certificate of attendance from the Strategic Management Program for Top Directors from the University of Monterrey in Mexico. He is also a Certified Internal Auditor (CIA) by the Institute of Internal Auditors (IIA).

      Luis Fernando Montoya Cusso was born in 1954. He has been the Vice President of Operations since 1998. Since 1983, he has occupied several positions at Bancolombia, including Manager of Cucuta Region from 1983 to 1985, Northern Region from 1986 to 1991, Bogota Region from 1991 to 1993, and Operations Manager.

      Mr. Montoya Cusso holds a B.A. degree from EAFIT University in Medellin.

      Jairo Burgos de la Espriella was born in 1965. He has been the Vice President of Human Resources since 1998. Since 1990, he has held several positions in the Bank's Human Resources Department. Previously, Mr. Burgos held positions as Legal Director of the Compania del Telesferico a Montserrate S.A. from 1987 to 1989 and of the Fundacion San Antonio de la Arquidiocesis de Bogota from 1989 to 1990.

      Mr. Burgos de la Espriella graduated from Pontificia Universidad Javeriana
(PUJ) Law School in Bogota, obtained post graduate degrees in Corporate Law and Labor Law from the PUJ University, and a Masters degree in Science of Management from the Arthur D. Little School of Management in Boston.

      Luis Fernando Munoz Serna was born in 1956. He has been the Vice President of Mortgage Banking since the Conavi/Corfinsura merger that was completed on July 30, 2005. Before, Mr. Munoz Serna acted as CEO of Conavi since June 2005. He joined Conavi in 1989 as Regional Manager for Bogota, holding various positions at Conavi such as Vice President of Business Development and Vice President of Corporate Banking since 1994. Previously, Mr. Munoz Serna worked as Branch Manager for the main office of BIC in Bogota from 1983 to 1989 and Branch Manager for the main office of Banco Real de Colombia in Bogota from April to October 1989.

      Mr. Munoz Serna holds an industrial engineering degree from Pontificia Universidad Javeriana in Bogota.

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

      Mr. Penagos Londono is a CPA from Antioquia University in Medellin and has an MBA degree and a specialization diploma in Systems Audit from EAFIT University.

      There are no family relationships between the directors and senior management of Bancolombia listed above.

      No arrangements or understandings have been made by major shareholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.

B. COMPENSATION OF DIRECTORS AND OFFICERS

      Bancolombia compensates each of its directors with Ps 1,300,000 per meeting. The directors receive no other compensation or benefit. Consistent with Colombian law, the Bank does not make public, information regarding the compensation of the Bank's individual officers, BC's shareholders may request that information during the period preceding the annual general shareholder's meeting. The aggregate amount of remuneration paid by BC and consolidated Subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2006 was Ps 32,033 million.

      Pursuant the BC's by-laws and Corporate Governance Code, the shareholders at the general shareholder's meeting establish the policies for the compensation of directors, and the Bank's board of directors establishes the policies for the compensation of officers and employees.

      BC has established an incentive compensation plan that awards bonuses bi-annually to its management employees. In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of BC and its executives achievement of individual goals. BC's variable compensation has deferred elements and depending on the amount awarded, the bonuses are payable in cash or as a combination of cash, a right to receive in three years an amount in cash determined with reference to the value of BC common or preferred shares and an entitlement to a share in a pool of unvested bonuses. The pool of unvested bonuses is an account of preliminary bonuses, payable once it is established that the results that are the basis of such bonuses have been sustained over time and were not the result of a particular, extraordinary transaction that does not reflect better performance, according to guidelines designed by the Bank. Such elements are solely paid when certain future profits are obtained. At December 31, 2006, based on internal analysis, there was a provision maintained for future compensation payments in the amount of Ps 14,071 million.

      The Bank paid a total of Ps 571,658 million for salaries of personnel employed directly by the Bank and upper management of its affiliates. The sum of Ps 16,791 million that was paid for the incentive compensation plan was included in the total amount.

C. BOARD PRACTICES

      The following are the terms of office and the period during which the principal and alternate directors have served BC, as of December 31, 2006:

                                     PRINCIPAL/    FIRST ELECTED      TERM
            NAME                     ALTERNATE      TO THE BOARD     EXPIRES
--------------------------------     ---------     -------------     -------
Juan Camilo Ochoa Restrepo            Principal         2004          2008
Jose Alberto Velez Cadavid            Principal         1996          2008
Carlos Enrique Piedrahita Arocha      Principal         1994(1)       2008
Gonzalo Alberto Perez Rojas           Principal         2004(2)       2008
Ricardo Sierra Moreno                 Principal         1996(3)       2008
Juan Camilo Restrepo Salazar          Principal         2006          2008
Alejandro Gaviria Uribe               Principal         2005          2008
David Bojanini Garcia                 Alternate         2006          2008
Carlos Raul Yepes Jimenez             Alternate         2006          2008
Juan Sebastian Betancur Escobar       Alternate         2006(4)       2008
Carlos Mario Giraldo Moreno           Alternate         2005          2008

                                     PRINCIPAL/    FIRST ELECTED      TERM
            NAME                     ALTERNATE      TO THE BOARD     EXPIRES
--------------------------------     ---------     -------------     -------
Francisco Moncaleano Botero           Alternate         2006          2008
Luis Alberto Zuleta Jaramillo         Alternate         2004          2008
Maria Angelica Arbelaez Restrepo      Alternate         2006(5)       2008
                                      =========         ====          ====

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

(4) Juan Sebastian Betancur Escobar had previously served as BC's Director during the period 1994-2002.

(5) Maria Angelica Arbelaez Pestrepo had previously served as BC's Director during the period 2004-2005.

      On March 1, 2007 the shareholders approved, at the general shareholders' meeting, an amendment to the by-laws of Bancolombia which increased the number of directors from seven to nine and eliminated the provision for alternate directors. On the same meeting, the shareholders appointed the following individuals to serve as members of the Board of Directors of Bancolombia for the April 2007 - March 2009 period:

                                     FIRST ELECTED      TERM
             NAME                    TO THE BOARD      EXPIRES
--------------------------------     -------------     -------
David Bojanini Garcia                    2006           2009
Jose Alberto Velez Cadavid               1996           2009
Carlos Enrique Piedrahita Arocha         1994(1)        2009
Gonzalo Alberto Perez Rojas              2004(2)        2009
Ricardo Sierra Moreno                    1996(3)        2009
Juan Camilo Restrepo Salazar             2006           2009
Alejandro Gaviria Uribe                  2005           2009
Francisco Moncaleano Botero              2006           2009
Carlos Raul Yepes Jimenez                2006           2009
                                         ====           ====

----------
(1) Carlos Enrique Piedrahita Arocha had previously served as BC's Director during the period 1990-1993.

(2) Gonzalo Alberto Perez Rojas had previously served as BC's Director during the period 1990-1994.

(3) Ricardo Sierra Moreno had previously served as BC's Director during the period 1982-1988.

      The following are the current terms of office and the period during which the members of senior management have served BC. There are no defined expiration terms. The members of senior management can be removed by the board of director's decision.

          NAME                        PERIOD SERVED
------------------------------        -------------
PRESIDENT
Jorge Londono Saldarriaga              Since 1996

VICE PRESIDENTS
Sergio Restrepo Isaza                  Since 2005
Federico Ochoa Barrera                 Since 1984
Jaime Alberto Velasquez Botero         Since 1997
Juan Carlos Mora Uribe                 Since 2005
Margarita Maria Mesa Mesa              Since 2005
Santiago Perez Moreno                  Since 1989
Gonzalo Toro Bridge                    Since 1998
Luis Fernando Munoz Serna              Since 2005
Olga Botero Pelaez                     Since 2007

          NAME                        PERIOD SERVED
------------------------------        -------------
Luis Arturo Penagos Londono            Since 2006
Hernan Dario Ramirez Giraldo           Since 1998
Luis Fernando Montoya Cusso            Since 1998
Jairo Burgos de la Espriella           Since 1998

      Neither BC nor its Subsidiaries have any service contracts with BC's directors providing for benefits upon termination of employment.

      For further information about the Bank's corporate governance practices please see Item 16.B-Corporate Governance and Code of Ethics.

      AUDIT COMMITTEE

      In accordance with the requirements of External Circular 007 of 2001, issued by the Superintendency of Banking (now Superintendency of Finance) BC has an audit committee whose main purpose is to support the board of directors in supervising the effectiveness of the Bank's internal controls. The committee consists of five directors who are elected by the board of directors for a period of two years, one of whom must be a financial expert. As of December 31, 2006, the members were Luis Alberto Zuleta Jaramillo who was the financial expert, Jose Alberto Velez Cadavid, Ricardo Sierra Moreno, Carlos Raul Yepes Jimenez and Juan Sebastian Betancur Escobar. Following the election of new directors at the general shareholders' meeting held on March 1, 2007, Mr. Zuleta Jaramillo, Mr. Velez Cadavid, Mr. Sierra Moreno, Mr. Yepes Jimenez and Mr. Betancur Escobar, will continue to serve on the audit committee, in compliance with Colombian regulations, until the board of directors appoints new members. Upon such appointment, the board intends to determine which director will serve as the audit committee financial expert.

      The audit committee may also designate independent advisors to support its activity. During 2006, the audit committee designated Price WaterhouseCoopers as an adviser in the application of U.S. GAAP.

      As established by the Superintendency of Finance, the audit committee has a charter approved by BC's board of directors which establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. BC's board of directors also establishes the remuneration of the members of the audit committee. The audit committee must meet at least quarterly and must present a report of its activities at the general shareholders' meeting.

      BC currently complies with the requirements of the Sarbanes Oxley Act of 2002 and the rules promulgated thereunder, as applicable to foreign private issuers with respect to the composition and functions of its audit committee.

      REMUNERATION COMMITTEE

      The board of directors of BC has established a remuneration committee whose members are elected by the board of directors. There are not defined expiration terms. As of December 31, 2006, the members of the remuneration committee were Ricardo Sierra Moreno and Carlos Enrique Piedrahita Arocha. Following the election of new directors at the general shareholders' meeting held on March 1, 2007, Mr. Sierra Moreno and Mr. Piedrahita Arocha will continue to serve on the remuneration committee, in compliance with Colombian regulations, until the board of directors appoints new members.

      The main function of this committee is to determine hiring, compensation and development policies of the Bank's executive officers. The committee will also supervise the goals established in the compensation programs and recommend the adoption of new remuneration programs for BC's executive officers.

      RISK COMMITTEE

      The main function of this committee is to provide assistance in the approval, follow-up and control of strategies and policies for risk management, including the limits to act within different areas. In addition, it assists the board of directors and the presidency of the Bank in the knowledge and understanding of the risks assumed by the Bank and the capital required to support them.

      The board of directors appoints the members of this committee, which may include certain of the members of the board of directors, as well as the president, certain vicepresidents, and other officers of the Bank.

      CREDIT COMMITTEE

      The duties of this committee involve mainly decisions regarding the credit approval process, the structure and composition of the receivables portfolio, the methodologies and risk management tools concerning credit, as well as the study of the operations approved at lower management levels.

      In addition, this committee is responsible for approving the extraordinary regime and defining the mechanisms for urgent operations, but it may delegate attributions to other Committees.

      The board of directors appoints the members of the credit committee, which shall include the president of the Bank, the vicepresident of Risk Analysis who chairs the Credit Committee, as well as several other vicepresidents and officers of the Bank.

      ASSETS AND LIABILITIES COMMITTEE

      The purpose of this committee is to provide assistance to the board of directors and the presidency of the Bank in the definition, follow-up and control of the general policies, as well as in the assessment of assets and liabilities management risks.

      The board of directors appoints the members of such committee, which may include the president and certain vicepresidents of the Bank.

      CENTRAL COMMITTEE OF RECEIVABLES ASSESSMENT AND RATING

      This Committee is mainly responsible for assessing and rating the Bank's receivables.

                 The board of directors appoints the members of such committee, which may include certain vicepresidents and other officers of the Bank.

D. EMPLOYEES

      The following table sets forth the number of employees of BC for the last three fiscal years:

                      TOTAL NUMBER OF EMPLOYEES EMPLOYED
                          BY BC AND ITS CONSOLIDATED          NUMBER OF EMPLOYEES EMPLOYED
AS OF DECEMBER 31                SUBSIDIARIES                       BY BC DIRECTLY
-----------------     ----------------------------------      ----------------------------
      2004                           8,609                               7,027
      2005                          14,562                              11,571
      2006                          16,222                              12,520
                                    ======                              ======

      On December 31, 2006, Bancolombia and its consolidated Subsidiaries had 16,222 employees of which 12,520 were employed directly by the Bank. Of the 12,520 employees directly contracted by the Bank, 8,879 are operations personnel and 3,641 are management employees. Of the 12,520 employees, approximately 26.03% are located in the Bogota Region, 13.50% in the South Region, 17.45% in the Antioquia Region, 23.93% in the Medellin headquarters, 9.90% in the Central Region, 9.05% in the North Region and 0.14% in the Miami Agency. During 2006, the Bank contracted an average of 285 employees per month through temporary personnel service companies. Of the employees, approximately 10.65% are part of a labor union called Sintrabancol and 10.38% are members of an industry union called UNEB. A collective bargaining agreement with both unions has been in effect since November 1, 2005 and is set to expire on October 31, 2008. This agreement applies to approximately 8,868 employees.

      The Bank is satisfied with the existing collective bargaining agreement, both as to labor costs and its implications, as well as for the relationship it has helped to develop with the labor unions and BC employees.

E. SHARE OWNERSHIP

      The following directors and managers owned common shares in BC as of March 31, 2007: Juan Camilo Ochoa Restrepo, Ricardo Sierra Moreno, Gonzalo Alberto Perez Rojas, Juan Sebastian Betancur Escobar, Carlos Mario Giraldo Moreno, Jorge Londono Saldarriaga, Sergio Restrepo Isaza, Olga Botero Pelaez and Gonzalo Toro Bridge. None of their shareholdings, individually or in the aggregate, exceeded 1% of BC's outstanding common shares.

      As of March 31, 2007, Juan Camilo Ochoa Restrepo is the only Director of BC who owned preferred shares in BC. His shareholding did not exceed 1% of BC's outstanding preferred shares.

      As of March 31, 2007, Luis Santiago Perez Moreno is the only executive officer of BC who owned preferred shares in BC. His shareholding did not exceed 1% of BC's outstanding preferred shares.

      As of March 31, 2007, BC had no outstanding options to acquire any of its outstanding common shares or preferred shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

      The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of BC's capital stock by each person known to BC to own beneficially more than 5% of each class of BC's outstanding capital stock as of March 31, 2007. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

                                                                               % OWNERSHIP   % OWNERSHIP    % OWNERSHIP
                                                     COMMON       PREFERRED     OF COMMON    OF PREFERRED     OF TOTAL
                    NAME                             SHARES        SHARES       SHARES(1)      SHARES(1)      SHARES(1)
------------------------------------------------   -----------   -----------   -----------   ------------   -----------
Suramericana de Inversiones and Subsidiaries (2)   230,649,939        20,000      45.3%          0.0%          31.7%
Inversiones Argos S.A.(3)                           72,386,256     7,727,568      14.2%          3.5%          11.0%
ADR Program                                                 --   152,648,688         0%         70.0%          21.0%
Fondo de Pensiones Obligatorias Proteccion S.A.      5,517,271    23,113,334       1.1%         10.6%           3.9%
                                                   ===========   ===========      ====          ====           ====

----------
(1) Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of BC filed as Exhibit 1 to this Annual Report.

(2) Represents ownership of Suramericana de Inversiones S.A. directly and through its subisidiaries Portafolio de Inversiones Suramericana S.A., Fideicomiso Citirust-Suramericana-IFC, Sociedad Inversionista Anonima S.A., Compania Suramericana de Construcciones S.A., Cia.Suramericana de Seguros S.A., Cia. Suramericana de Seguros de Vida S.A and Suramericana Administradora de Riesgos Profesionales y Seguros SURATEP.

(3) Represents ownership of Inversiones Argos S.A. directly and through subsidiary Cementos Argos S.A.

      As of March 31, 2007 a total of 509,704,584 common shares and 218,122,421 preferred shares were registered in the Bank's shareholder registry in the name of 20,735 shareholders. A total of 8,701,876 common shares, representing 1.7% of outstanding common shares, were directly held by 37 record holders in the United States, a total of 152,648,688 representing 70.0% of preferred shares were held directly by 1 record holder in the United States (ADR Program), and a total of 885,649 representing 0.5% of outstanding preferred shares, were directly held by 22 record holders in the United States. Because certain of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

      Changes shown in the percentage ownership held by major shareholders in 2005 are partially a direct result of the Bank's merger with Conavi and Corfinsura that was completed on July 30, 2005 (See Item 4. Information on the Company - A. History and Development of the Company - Recent Developments).

      As a result of the Conavi/Corfinsura merger, shareholders of Conavi and Corfinsura received shares of Bancolombia in exchanges for their Conavi and Corfinsura shares in accordance with the exchange ratios provided for in the Merger Agreement and the BNP Report.

      In accordance with the Merger Agreement, starting from the business day following the Conavi/Corfinsura merger and for the three month period that ended October 31, 2005 shareholders of Conavi and Corfinsura were able to choose the class of Bancolombia shares (common or non voting preferred shares) to receive in exchange for their Conavi and Corfinsura shares. Shareholders of Conavi and Corfinsura which did not exercise their right to choose during the specified three month period, received common shares of Bancolombia.

      As a result of the issuance of new shares for purposes of the Conavi/Corfinsura merger the number of outstanding common and preferred shares of Bancolombia increased in 2005 as follows:

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

      Some of Bancolombia's major shareholders also held shares of Conavi and or Corfinsura, directly or through their subsidiaries, at the time of the Conavi/Corfinsura merger and therefore received additional Bancolombia shares in exchange for their Conavi and Corfinsura shares, increasing or maintaining, therefore, their percentage ownership as a result of the Conavi/Corfinsura merger.

      In addition, on September 27, 2005, the Venezuelan company Mercantil Servicios Financieros C.A. sold (through the Colombian Stock Exchange) the entire position it held in the Bank, directly and through its subsidiaries, which was composed entirely of common shares and corresponded to approximately 4.4% of the Bank's capital stock after the Conavi/Corfinsura merger.

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

B. RELATED PARTY TRANSACTIONS

      Colombian law sets forth certain restrictions and limitations on transactions carried out with related parties, these being understood as principal shareholders, subsidiaries and management. Transactions that are prohibited in the case of credit institutions are described in Decree 663 of 1993, specifically in Articles 119 and 122 thereof, as well as in the Code of Commerce duly amended by Law 222 of 1995, when applicable. Credit and risk concentration limits are regulated by Decree 2360 of 1993, including its respective amendments and addendas.

      Colombian laws contain the following main provisions governing transactions with subsidiaries:

      - subsidiaries must carry out their activities independently and with administrative autonomy, so that they have enough decision-making capacity in order to carry out the transactions that form part of their business purpose.

      - transactions between the parent company and its subsidiaries must be of a real nature and cannot differ considerably from standard market conditions, nor be in detriment to the Colombian Government, shareholders or third parties.

      - subsidiaries may not acquire any shares issued by their parent company or its subsidiaries.

      - subsidiaries dedicated to providing financial services may not acquire or negotiate securities issued, endorsed, guaranteed or accepted, or belonging to an issuance that is administered by the parent company or its subsidiaries, except for the transactions undertaken by broker dealers in the ordinary course of business.

      - subsidiaries dedicated to providing financial services may not sell assets to the Bank, nor may the latter purchase these from the subsidiary, unless in the context of the liquidation of the subsidiary.

      - parent companies may not carry out active credit operations with a subsidiary dedicated to providing financial services.

      - parent companies may not grant over-drafts to a subsidiary for an amount exceeding the deposits in its checking account, except when the surplus corresponds to the value of checks that have been deposited but have not been effectively cleared for subsequent payment, the value of which shall be covered on the business day following the date on which the overdraft is issued.

      - no transaction may be carried out between parent companies and their subsidiaries that implies conflicts of interest as determined by the Superintendency of Finance.

      According to the provisions of the Code of Commerce of Colombia, neither the Bank's directors nor the management may directly or indirectly, purchase or sell shares issued by the Bank while they remain in their offices, except when said transactions are (i) carried out for reasons other than purely speculative and with due authorization from the board of directors, which shall be granted by the affirmative vote of two thirds of its members, excluding that of the person requesting such authorization, or (ii) when the board of directors should consider such transactions to be convenient and the shareholders shall have authorized such transactions with the affirmative vote of its ordinary majority as provided in the Bank's by-laws, excluding the vote of the person requesting such authorization.

      The Bank's Corporate Governance Code provides that in any event, any negotiation of shares carried out by any official, director or manager, may not be done for speculative purposes, which would be presumed for example in the case of the following three conditions coinciding: i) suspiciously short lapses of time existing between the purchase and the sale of shares; ii) situations arising proving to be exceptionally favorable for the Bank, and iii) significant profits being obtained from this transaction.

      According to Article 122 of Decree 663 of 1993, transactions that should be determined by the Colombian Government as carried out by credit institutions with their shareholders holding 5% or more of the subscribed capital, with their managers, as well as those carried out with spouses and relatives of shareholders and managers with up to a second degree of consanguinity or affinity, or of a single civil status, shall require the unanimous affirmative vote on the part of the members of the board of directors attending the corresponding meeting. In the minutes of this meeting no condition may be agreed upon that is different from that otherwise used by the entity with regard to the public, according to the type of transaction in question, except those transactions that are carried out with managers to address health, education, housing and transport issues according to the rules and regulations that the board of directors should determine in a general fashion for such purpose. To grant these type of credit, BC must verify that regulations concerning limits of credit and concentration of risks are not violated.

      The Bank's internal policies relating to this topic are included in its Corporate Governance Code.

      In disclosing transactions with related parties, the Bank shall apply the rules and regulations defined by the Superintendency of Finance, as contained in Circular 100 of 1995 and its respective amendments and addendas, and by that provided in the Corporate Governance Code.

      All economic relations that the Bank maintains with its directors, and senior executives shall be conducted within the limitations and conditions established by applicable legislation and regulations governing the prevention, handling and resolution of conflicts of interest.

      All relevant information with respect to economic relations existing between the Bank and its directors, officers and senior executives shall be disclosed to the market by means of reports corresponding to each fiscal period. Furthermore, the list of main shareholders, these being understood as the real beneficiaries of more than 5% of the Bank's shares outstanding, as well as all changes occurring with the Bank's equity interest and control as well as any relevant business conducted between the Bank and its main shareholders shall be disclosed on the Bank's Virtual Branch.

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

      Other than as described above, during the last three fiscal years and through the date of this annual report on Form 20-F, we have not been involved in, and we do not currently anticipate becoming involved in, any transactions that are material to us or any of our related parties and that are unusual in their nature or conditions.

      BC, in a non-consolidated basis, had a total amount of Ps 123,611 million in loans outstanding to related parties as of March 31, 2007. This amount includes the largest amount outstanding as of March 31, 2007 which is a working capital loan to Metrotel Redes S.A. outstanding in the amount of Ps 32,854 million and accrued interest for Ps 134 million. As of March 31, 2007, the average interest rate for this loan is 12.39%.

      As of December 31, 2006, significant balances and transactions with related parties were as follows:

                                              2006

                              ENTERPRISES THAT DIRECTLY OR INDIRECTLY
                                THROUGH ONE OR MORE INTERMEDIARIES,
                                             CONTROL
                             OR ARE CONTROLLED BY, OR ARE UNDER COMMON
                              CONTROL WITH, THE COMPANY AND ASSOCIATES    KEY MANAGEMENT PERSONNEL
                             -----------------------------------------    ------------------------
                                          (Ps million)
BALANCE SHEET
   Investment securities                         822,737                                  --
   Loans                                         101,393                              36,231
   Customers' acceptances
     and derivatives                             109,853                                  --
   Accounts receivable                             8,721                               4,108
                                         ---------------                       -------------
     TOTAL                               Ps    1,042,704                       Ps     40,339
                                         ===============                       =============

   Deposits                                    2,195,828                               8,656
   Overnight funds                                   448                                  --
   Accounts payable                                  483                               2,274
   Bonds                                         725,227                                  --
                                         ---------------                       -------------
     TOTAL                               Ps    2,921,986                        Ps    10,930
                                         ===============                       =============

  TRANSACTIONS INCOME
   Dividends received                             11,206                                  --
   Interest and fees                              30,538                               3,339
   Other                                               2                                  --
                                         ---------------                       -------------
     TOTAL                               Ps       41,746                        Ps     3,339
                                         ===============                       =============

  EXPENSES
   Interest                                      151,477                               6,642
   Fees                                               --                                 156
   Other                                              --                                  18
                                         ---------------                       -------------
     TOTAL                               Ps      151,477                        Ps     6,816
                                         ===============                       =============

C. INTEREST OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1. CONSOLIDATED FINANCIAL STATEMENTS

      Reference is made to pages F- 1 through F - 133.

A.2. LEGAL PROCEEDINGS

      The Bank (unconsolidated) is involved in normal collection proceedings, restructuring proceedings with respect to certain borrowers and other legal procedures in the ordinary course of business. For the purpose of its audited financial statements, the Bank has various contingent liabilities, including contingent liabilities relating to ordinary commercial and civil litigation outstanding at December 31, 2006 amounting to Ps 733,525 million. Currently, there are thirty four (34) judicial proceedings against the Bank which individual value exceeds Ps 4,500,000,000. Among these, only those which were considered as "probable" received an accounting provision that corresponds to 50% of the value in dispute.

      As of December 31, 2006, Ps 957 million of these liabilities are covered in a guarantee contract entered into by Fogafin and private investors when the former Banco de Colombia was privatized on 1994. This guarantee contract remains in force in connection with litigation that was commenced before the privatization of former Banco de Colombia.

      In the opinion of management, after consultation with its external Colombian legal counsel, the outcome of these contingent liabilities relating to ordinary commercial and civil litigation is not expected to have a material adverse effect on BC's financial condition or results of operations and the possibility of loss by BC as a result of such litigation is not likely to exceed the recorded allowance as of December 31, 2006 of Ps 18,889 million.

   OTHER LEGAL PROCEEDINGS

      The legal claims in which the Bank has been linked as defendant are duly provisioned in the cases required, in accordance with Colombian regulations, as shown in the notes to the financial statements. No event has occurred in those legal proceedings that may significantly and negatively impact the regular course of business of the Bank or its results.

      The most significant proceedings are the ones related to the "Gilinski Case". These are: (i) a criminal investigation that includes four civil claims;
(ii) an Arbitration Proceeding (the Bank Vs. Gilinski) (iii) a proceeding before a New York Court, and (iv) an Arbitration Proceeding, (Gilinski Vs. The Bank). Besides the proceedings related to the "Gilinski Case", there are two other significant claims: (v) an Arbitration Proceeding, (Luis Alberto Duran Vs. Bancolombia), and (vi) an action for the protection of collective rights (Maximiliano Echeverri against Bancolombia and others).

      Bancolombia has been the subject of negative publicity focusing on these actions. However, this negative publicity has not negatively impacted its solvency, its business and operations, or its obligations with its customers and clients.

(i) CRIMINAL INVESTIGATION RELATED TO THE "GILINSKI CASE".

      On December 26, 2003, the Special Unit of the Attorney General's Office for Crime Against Public Administration delivered a preclusion order related to the criminal investigation against Jorge Londono Saldarriaga and Federico Ochoa Barrera, President and Vice-President of Bancolombia, respectively which was initiated as a result of an accusation filed by the Gilinski family. This decision was upheld in the second instance by the Attorney General's Delegated Unit before the Supreme Court of Justice on July 8, 2004.

      The Attorney General's Office established that the alleged crimes of fraud, unauthorized operations with shareholders and improper use of public resources had not been committed and as a result the Bank was completely exonerated from the claims for damages filed by the plaintiffs.

      In 2005, before the Civil Division of the Supreme Court of Justice, Messrs. Jaime and Isaac Gilinski filed an action for the protection of rights against the Attorney General's Office, the Delegated Attorney General's Unit before the Supreme Court of Justice and the National Unit of Attorney General Offices Specialized in Crimes against Public Administration, in an attempt to reopen the investigation, alleging that certain evidence gathered abroad was not taken into account when deciding on the merits of the case, thereby obstructing due process.

      On August 25, 2005, the Civil Division of the Supreme Court of Justice rejected this claim, considering that the Attorney General's Office in the second instance, upon resolving this issue, considered that the evidence that was requested by the Public Prosecutor's Office was not relevant to the investigation, a conclusion that at one time was stated by the plaintiffs' own attorney. The plaintiffs then proceeded to file an appeal against this decision before the Labor Division of the Supreme Court of Justice, which then upheld the original decision considering that no action for the protection of rights was warranted with regard to court decisions.

      The action for the protection of rights was accepted for review by the Constitutional Court, and on March 7 2006, the Constitutional Court (Sala de Revision) delivered an order to reopen the criminal investigation against some officers of Bancolombia, in order to take into account the evidence gathered abroad. The attorneys of the Bancolombia's officers requested the nullification of this order before the Constitutional Court (Sala Plena) and as of April 30, 2007 a decision in this regard is still pending.

      On January 4, 2007 the General Attorney's Office issued a resolution, which authorized the prosecution of Mr. Jorge Londono Saldarriaga and Mr. Federico Ochoa B., President and Executive and Services Vice President of Bancolombia, respectively, and determined the house arrest of Bancolombia's officers.

      Both the affected officers of Bancolombia and the Prosecutor (Procuradoria General de la Nacion) appealed the decision of the Attorney General's Office (Fiscalia Octava Delegada).

      On its appeal, the officers of Bancolombia argue the lack of evidence of Attorney General's Office decision, implying that it goes against an order by the Constitutional Court, violating due process and most importantly, disregarding the principle of res judicata.

      The Prosecutor's appeal also requests the nullity of the Attorney General's Office decision.

      As a consequence, while those appeals are pending, the Attorney General's Office decision dated January 4, 2006 will be suspended.

      On January 10, 2007, the Attorney General's Office decided to revoke the order issued on January 4, 2007, determining the house arrest of Mr. Jorge Londono Saldarriaga and Mr. Federico Ochoa Barrera.

(ii) ARBITRATION PROCEEDING: THE BANK VS. GILINSKI.

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

      On March 30, 2006, the arbitral tribunal issued an award ordering the defendant to pay Bancolombia Ps 63,216 million, including inflation adjustments and interest. The defendant filed an action for annulment, which has not yet been considered.

(iii) ARBITRATION PROCEEDING: GILINSKI VS. THE BANK.

      On June 2, 2004, another arbitration was initiated by the Sellers of Banco de Colombia against Bancolombia and some of its administrators, based on charges similar to those previously presented before various administrative and judicial authorities, related to the process of acquisition by BIC of a majority of the stock of the old Banco de Colombia and the later merger of both entities.

      On May 16, 2006, the arbitration tribunal issued an award that ruled in favor of Bancolombia on the majority of the claims. However, the tribunal ruled that Bancolombia should pay Ps 40,570 million to the plaintiffs with respect to non-compliance with some secondary obligations in the capitalization process.

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

      On June 7, 2006, the Bank filed an extraordinary annulment action before the Superior Tribunal of Bogota pursuant to Article 163(7),(8) and (9) of Decree 1818 of 1998, challenging the May 16, 2006 ruling of the Arbitration Tribunal. In the annulment action, the Bank argued that the ruling contained mathematical mistakes, that the Arbitration Tribunal did not decide issues that were material to the arbitration, that the Arbitration Tribunal instead decided issues that were not material to the arbitration and that the Arbitration Tribunal improperly granted more than the relief requested. In addition, the Bank offered to provide security in accordance with the terms of the third paragraph of
Article 331 of the Civil Procedure Code of Colombia in order to stay the award while the annulment action is pending.

      The contingency with regard to this process is considered probable although the annulment action is supported by objective arguments. The Bank has set up a provision of Ps 22,595 million.

(iv) ARBITRATION PROCEEDING: LUIS ALBERTO DURAN VS. BANCOLOMBIA.

      On February 17, 2004, the Bank filed an extraordinary cancellation action against an award given as a result of arbitration proceedings filed by Mr. Luis Alberto Duran against Bancolombia before the Superior Tribunal of Bogota by means of which the Bank requests such Tribunal to determine if the arbitrators' decision was taken according to current Colombian procedure and regulations. The cancellation action refers exclusively to the award against Bancolombia. In all matters favorable to the Bank, the arbitration award is final.

      At December 31, 2006, the Bank had set up a provision of Ps 26,871 million for this contingency until the Superior Tribunal of Bogota grants a final decision in this regard.

(v) ACTION FOR THE PROTECTION OF COLLECTIVE RIGHTS: MAXIMILIANO ECHEVERRI VS. THE BANK AND OTHERS.

      On the other hand, after hearing a people's action filed by the lawyer Maximiliano Echeverri against the Bank and the Colombian Superintendencies of Banking and Securities (now the Superintendency of Finance), the Contentious Administrative Tribunal of Cundinamarca ruled against the plaintiff's claims on August 10, 2005. The plaintiff had sought to have the merger and acquisition process declared contrary to the people's rights to administrative morality and free economic competition, alleging omissions by these monitoring and control authorities with regard to the merger and acquisition process, as well as supposed maneuvers on the part of BIC to prevent Banco de Colombia shareholders from obtaining all relevant information with which to make the corresponding decisions. On June 7, 2006, the Council of State upheld the original decision against the plaintiff in a judgment on appeal. The plaintiff requested the nullity of the process before the Contentious Administrative Tribunal of Cundinamarca.

(vi) PROCEEDING RELATED TO THE "GILINSKI CASE", BEFORE THE UNITED STATES COURT FOR THE SOUTHERN DISTRICT OF NEW YORK.

      On February 28, 2007, the United States Court for the Southern District of New York (the "Court") dismissed the complaint of the sellers of the former Banco de Colombia against Bancolombia, its President Jorge Londono Saldarriaga, and some of the officers that were members of the board of directors of Bancolombia at the time of the acquisition and merger.

      The lawsuit, which had been initiated on March 24, 1999, was suspended by the Court on September 28, 1999, while was pending the resolution of the case before the arbitral tribunal in Colombia, according to the parties' agreement under the Promise of Sale Agreement, dated August 24, 1997.

      The Court based its ruling on the principle of res judicata. The Court considered that the award of the Colombian arbitral tribunal, dated May 16, 2006, decided on the same claims filed before the Court in New York and, therefore, put an end to the proceedings in New York.

      The Court considered that the arbitral tribunal had decided on the merits of all the claims, and rejected the liability of Bancolombia and its managers. On March 23, 2007, the plaintiffs filed a notice of appeal of this decision. The decision is still pending. If the arguments supporting the appeal are accepted, the proceeding would be reinitiated on the evidentiary stage.

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

      The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

DIVIDENDS DECLARED WITH RESPECT TO NET     CASH DIVIDENDS      CASH DIVIDENDS
          INCOME EARNED IN:                PER SHARE(1)(2)     PER SHARE(1)(3)
--------------------------------------     ---------------     ---------------
                                                (Ps)           (U.S. DOLLARS)
2002..................................          132                0.045
2003..................................          272                0.101
2004..................................          376                0.159
2005..................................          508                0.222
2006..................................          532                0.243

----------
(1)   Includes common shares and preferred shares.

(2) Cash dividends for 2002, 2003 2004 and 2005 were paid in quarterly installments and cash dividends for 2006 will be paid in quarterly installments.

(3) Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (February or March, as applicable).

B. SIGNIFICANT CHANGES

      There has not been any significant changes since the date of the annual financial statements included in this document.

ITEM 9. THE OFFER AND LISTING.

A. OFFER AND LISTING DETAILS

      BC is a NYSE listed company and its ADSs are listed under the symbol "CIB". Our ADSs have been listed on the NYSE since July, 1995. The BC preferred shares are also listed in the Colombian Stock Exchange. The table below sets forth, for the periods indicated, the reported high and low market prices and share trading volume for the preferred shares on the Colombian Stock Exchange. The table also sets forth the reported high and low market prices and the trading volume of the ADSs on the NYSE for the periods indicated:

                     MEDELLIN/COLOMBIA STOCK EXCHANGE             NEW YORK STOCK EXCHANGE
                     --------------------------------     --------------------------------------
                          PS PER PREFERRED SHARE            US$ PER ADS
                     --------------------------------     ----------------       TRADING VOLUME
                      HIGH                       LOW       HIGH       LOW       (NUMBER OF ADSs)
                     ------                    ------      -----     -----      ----------------
YEAR ENDING
December 31, 2002...  1,800                     1,025       2.88      1.35          8,195,800
December 31, 2003...  3,800                     1,750       5.35      2.32          9,789,400
December 31, 2004...  9,030                     3,839      14.12      5.30         31,487,800
December 31, 2005... 17,000                     7,670      29.25      12.4         81,772,000
December 31, 2006... 20,700                    12,980      36.18     20.00         97,287,628

Source:  NYSENet (Composite Index) and Colombia Stock Exchange.

                                COLOMBIA STOCK EXCHANGE                NEW YORK STOCK EXCHANGE
                            -------------------------------      ---------------------------------
                            PS PER PREFERRED      TRADING
                                 SHARES            VOLUME          US$ PER ADS
                            ----------------     (NUMBER OF      -------------     TRADING VOLUME
                             HIGH       LOW        SHARES)       HIGH     LOW     (NUMBER OF ADSs)
                            ------    ------     ----------      -----   -----    ----------------
                                    (in nominal pesos)
2005
First quarter..............  9,680     7,670     10,303,797      17.78   12.40       17,090,700
Second quarter.............  9,400     8,180     13,202,593      16.16   13.30        7,984,600
Third quarter.............. 13,820     8,950     30,237,280      24.40   15.85       30,055,300
Fourth quarter............. 17,000    11,100     21,295,801      29.25   18.52       26,641,400
2006
First quarter.............. 19,800    15,800     20,538,652      35.00   28.50       26,325,100
Second quarter............. 20,700    12,980     18,436,476      36.18   20.00       32,446,100
Third quarter.............. 17,740    14,040      7,074,255      30.70   22.32       19,498,600
Fourth quarter............. 18,520    16,600     15,619,867      32.25   28.24       19,017,828
2007
First quarter.............. 17,800    14,680     10,694,697      32.00   24.00       17,335,920

Source:  NYSENet (Composite Index) and Colombia Stock Exchange.

                            COLOMBIA STOCK EXCHANGE              NEW YORK STOCK EXCHANGE
                            -----------------------        ----------------------------------
                            PS PER PREFERRED SHARE           US$ PER ADS
                            -----------------------        --------------     TRADING VOLUME
                             HIGH             LOW           HIGH      LOW     (NUMBER OF ADSs)
                            ------           ------        ------    -----    ----------------
MONTH
November 2006.............. 18,200           16,600        32.25     28.24       6,129,200
December 2006.............. 17,780           16,900        31.68     29.22       5,122,300
January 2007............... 17,800           15,880        32.00     28.59       6,651,000
February 2007.............. 17,180           14,800        30.50     25.50       3,792,980
March 2007................. 15,880           14,680        28.35     24.00       6,891,940
April 2007................. 15,880           14,900        30.10     27.21       8,632,400

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

            On September 30, 1998, BC filed a registration statement on Form F-3 with the SEC to register ADSs evidenced by ADRs, each representing four preferred shares, issued in connection with the merger between BIC and Banco de Colombia for resale by the holders into the U.S. public market from time to time. On January 24, 2005, the Board determined to deregister the unsold ADSs registered under the registration statement on Form F-3. On March 14, 2005, BC filed an amendment to the registration statement deregistering the remaining unsold ADSs. On August 8, 2005, Bancolombia filed, through the Depositary, a registration statement on Form F-6 registering 50,000,000 ADSs evidenced by ADRs in connection with the Conavi/Corfinsura merger.

B. PLAN OF DISTRIBUTION

            Not applicable.

C. MARKETS

            BC's ADSs, each of which represents the right to receive four preferred shares deposited in Colombia with the custodian under the Deposit Agreement, have been listed on the NYSE since July 1995. The preferred shares and common shares issued by the Bank have also been listed on the Colombian Stock Exchange since July 1995 (with a listing on the Medellin Stock Exchange, a predecessor to the Colombia Stock Exchange, until July 3, 2001). Through the ADS program, the NYSE is the principal U.S. trading market for the preferred shares. As of August 17, 2005, the NYSE approved Bancolombia's application for the listing of up to 50,000,000 additional ADSs, each representing the right to receive four preferred shares deposited in Colombia with the custodian under the Deposit Agreement, in connection with the Conavi/Corfinsura merger and the registration of additional ADSs described above.

            The Colombian Stock Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2006, the market capitalization for BC's preferred shares on the Colombian Stock Exchange was Ps 3,878,216 million. There are no official market makers or independent specialists in the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The Colombian Stock Exchange is relatively volatile compared to major world markets. The aggregate equity market capitalization of the Colombian Stock Exchange as of December 31, 2006, was Ps 125,883,628 million (US$ 56.2 billion), with 108 companies listed as of that date. A substantial portion of the trading on the Colombian Stock Exchanges consists of trading in debt securities.

D. SELLING SHAREHOLDERS

            Not applicable.

E. DILUTION

            Not applicable.

F. EXPENSES OF THE ISSUE

            Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

            Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

            Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our by-laws and Colombian corporate law. This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which is attached to this Annual Report as Exhibit 1) and to the Colombian corporate law.

            BC is publicly held corporation with its principal place of business in the city of Medellin, Colombia, governed mainly by our by-laws and by the Colombian corporate law.

      BC'S CORPORATE PURPOSE

            Pursuant to Article Four of its by-laws, BC's corporate purpose consists of all kinds of banking operations, business, acts and services. Subject to applicable law, BC may carry out all the activities and investments authorized to banking establishments. BC is also authorized to participate in the capital stock of other companies, subject to any restrictions imposed by applicable law.

      BOARD OF DIRECTORS

            As of the date of filing of this Annual Report, Bancolombia's board of directors is composed of nine (9) directors, each elected for a two-year term on March 1, 2007, with no alternate directors being provided for. Please see
Item 6.A - Directors and Senior Management - Directors, for more information regarding Bancolombia's current directors.

            The directors of BC must abstain from participating, directly or through an intermediary, on their own behalf or on behalf of a third party, in activities that may compete against the Bank or in conflict-of-interest transactions that may generate a conflict of interest situation, unless the general shareholders meeting expressly authorizes such transactions. For such purposes, the directors shall provide the shareholders meeting with all the relevant information necessary for the shareholders to reach a decision. If the director is a shareholder, his or her vote shall be excluded from the respective decision process. In any case, the general shareholders meeting could only grant its authorization if the act does not adversely affect BC's interests.

            In the general annual shareholders meeting, the shareholders are responsible for determining, the compensation of the members of the board of directors.

            Pursuant to the by-laws of BC, the board of directors has the power to authorize the execution of any agreement, within the corporate purpose of BC, and to adopt the necessary measures in order for the Bank to accomplish its purpose.

            The by-laws of BC do not provide for: (i) any age limit requirement regarding retirement or non-retirement of directors or (ii) any number of shares required for director's qualification.

      DESCRIPTION OF SHARE RIGHTS, PREFERENCES AND RESTRICTIONS

            Bancolombia's by-laws provide for an authorize capital stock of Ps 500,000,000,000 divided into 1,000,000,000 shares of a par value of Ps 500 each, which may be of the following classes: (i) common shares, (ii) privileged shares, and (iii) shares with preferred dividend and no voting rights ("preferred shares"). Pursuant to Article 6 of the by-laws, all shares issued shall have the same nominal value.

            As of December 31, 2006, Bancolombia had 509,704,584 common shares and 218,122,421 preferred shares outstanding and a capital stock of Ps 430,684 million divided into 727,827,005 shares. No privileged shares have been issued by Bancolombia.

      VOTING RIGHTS

      Common Shares

            The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders' meeting. These general meetings may be ordinary meetings or extraordinary meetings. Ordinary general shareholder's meetings occur at least once a year but no later than three months after the end of the prior fiscal year, for the following purposes:

                  - to consider the approval of BC's annual report, including the financial statements for the preceding fiscal year;

                  - to review the annual report prepared by the external auditor;

                  - to determine the compensation for the members of the board of directors, the external auditor and the client representative ("defensor del cliente")(9);

                  - to elect directors, the client representative and the external auditor (each for a two-year term); and

                  - to determine the dividend policy and the allocation of profits, if any, of the preceding fiscal year, as well as any retained earnings from previous fiscal years.

            According to Decree 3923 of 2006, directors are elected in 2 separate ballots, one for independent(10) directors and one for the remaining directors. Both elections are made under a proportional representation voting system. Under that system:

                  - each holder of common shares is entitled at the annual general shareholders' meeting to nominate for election of one or more directors;

                  - each nomination of one or more directors constitutes a group for the purposes of the election;

                  - each group of nominees must contain a hierarchy as to the order of preference for nominees in that group to be elected;

----------
(9) The client representative acts as spokesman of the clients and users before the Bank, his primary duty is to objectively solve, free of charge and within the terms established by law, the individual complaints submitted by clients.

(10) According to Law 964 of 2005, 25% of the members of the board of directors shall be independent. A person who is "independent director" is understood to mean a director who is NOT:

      1. An employee or director of the issuer or any of its parent or subsidiary companies, including all those persons acting in said capacity during the year immediately preceding that in which they were appointed, except in the case of an independent member of the board of directors being re-elected.

      2. Shareholders, who either directly or by virtue of an agreement direct, guide or control the majority of the entity's voting rights or who determine the majority composition of the administrative, directing or controlling bodies of this same entity.

      3. A partner or employee of any association or firm that provides advisory or consultancy services to the issuer or to companies who belong to the same economic group to which the issuer in question belongs, in the event that income obtained from such services represent for said association or firm twenty per cent (20%) or more of its total operating income.

      4. An employee or director of a foundation, association or institution that receives significant donations from the issuer. The term "significant donations" is quantified as being twenty per cent (20%) or more of the total amount of donations received by the respective institution.

      5. An administrator of any entity on whose board of directors a legal representative of the issuer participates.

      6. Any person who receives from the issuer any kind of remuneration different from fees as a member of the board of directors, of the audit committee or any other committee set up by the board of directors.

                  - once all groups have been nominated, holders of common shares may cast one vote for each common share held in favor of a particular group of nominees. Votes may not be cast for particular nominees in a group; they may be cast only for the entire group;

                  - the total number of votes casted in the election is divided by the number of directors to be elected. The resulting quotient is the quota of votes necessary to elect particular directors. For each time that the number of votes cast for a group of nominees is divisible by the quota of votes, one nominee from that group is elected, in the order of the hierarchy of that group; and

                  - when no group has enough remaining votes to satisfy the quota of votes necessary to elect a director, any remaining board seat or seats are filled by electing the highest remaining nominee from the group with the highest number of remaining votes cast until all available seats have been filled.

            Extraordinary general shareholders' meetings may take place when duly called for a specified purpose or purposes, or, without prior notice, when holders representing all outstanding shares entitled to vote on the issues presented are present at the meeting.

            Quorum for both ordinary and extraordinary general shareholders' meetings to be convened at first call requires the presence of two or more shareholders representing at least half plus one of the outstanding shares entitled to vote at the relevant meeting. If a quorum is not present, a subsequent meeting is called at which the presence of one or more holders of shares entitled to vote at the relevant meeting constitutes a quorum, regardless of the number of shares represented. General meetings (whether ordinary or extraordinary) may be called by the board of directors, the President or the external auditor of BC. In addition, two or more shareholders representing at least 20% of the outstanding shares have the right to request that a general meeting be convened. Notice of ordinary general meetings must be published in one newspaper of wide circulation at BC's principal place of business at least 15 business days prior to an ordinary general shareholders' meeting. Notice of extraordinary general meetings, listing the matters to be addressed at such a meeting must be published in one newspaper of wide circulation at BC's principal place of business at least five calendar days prior to an extraordinary general meeting.

            Except when Colombian law or BC's by-laws require a special majority, action may be taken at a general shareholder's meeting by the vote of two or more shareholders representing a majority of common shares present. Pursuant to Colombian law and/or BC's by-laws, special majorities are required to adopt the following corporate actions:

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

                  - a favorable vote of at least 80% of the holders of common shares and 80% of the holders of subscribed preferred shares to approve the payment of a stock dividend; and

                  - a favorable vote of at least 70% of the holders of common shares and of subscribed preferred shares to effect a decision to impair the conditions or rights established for such preferred shares, or a decision to convert those preferred shares into common shares.

            Adoption of certain of the above-mentioned corporate actions also requires the favorable vote of a majority of the preferred shares as specified by Colombian law and BC's by-laws. If the Superintendency of Finance determines that any amendment to the by-laws fails to comply with Colombian law, it may demand that the relevant provisions be modified accordingly. Under these circumstances, BC will be obligated to comply in a timely manner.

      Preferred Shares

            The holders of preferred shares are not entitled to receive notice of, attend to or vote at any general shareholder's meeting of holders of common shares except as described below.

            The holders of preferred shares will be entitled to vote on the basis of one vote per share at any shareholders' meeting, whenever a shareholders vote is required on the following matters:

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

                  - If at the end of a fiscal period, the Bank's profits are not enough to pay the minimum dividend and the Superintendency of Finance, by its own decision or upon petition of holders of at least ten percent (10%) of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank's directors or officers decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders' meeting, in the terms established by law.

                  - When the registration of shares at the Colombian Stock Exchange or at the National Register of Securities and Issuers which is a registry kept by the Superintendency of Finance, is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved.

            BC must cause a notice of any meeting at which holders of preferred shares are entitled to vote to be mailed to each record holder of preferred shares. Each notice must include a statement stating:

                  -     the date of the meeting;

                  - a description of any resolution to be proposed for adoption at the meeting on which the holders of preferred shares are entitled to vote; and

                  -     instructions for the delivery of proxies.

      DIVIDENDS

      Common Shares

            Once the shareholders present at the relevant general shareholders meeting have approved the financial statements, then they can determine the allocation of distributable profits, if any, of the preceding year. This is done by a resolution adopted by the vote of the holders of a majority of the common shares at the annual general shareholder's meeting pursuant to the recommendation of the board of directors and the President of BC.

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

                  - second, payment of the minimum dividend on the preferred shares; and

                  - third, allocation of the balance of the net profits is determined by the holders of a majority of the common shares entitled to vote on the recommendation of the board of directors and the President and may, subject to further reserves required by the by-laws, be distributed as dividends.

            Under Colombian law, the dividends payable to the holders of common shares cannot exceed the dividends payable to holders of the preferred shares. BC's by-laws requires to maintain a reserve fund equal to 50% of paid-in capital. All common shares that are fully paid in and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Common shares that are only partially-paid in participate in a dividend or distribution in the same proportion than the shares have been paid in at the time of the dividend or distribution.

            The general shareholders' meeting may allocate a portion of the profits to welfare, education or civic services, or to support economic organizations of the Bank's employees.

      Preferred Shares

            Holders of preferred shares are entitled to receive dividends based on the profits of the preceding fiscal year, after deducting losses affecting the capital and once the amount that shall be legally set apart for the legal reserve has been deducted, but before creating or accruing for any other reserve, of a minimum preferred dividend equal to one per cent (1%) yearly of the subscription price of the preferred share, provided this dividend is higher than the dividend assigned to common shares, if this is not the case, the dividend shall be increased to an amount that is equal to the per share dividend on the common shares. The dividend received by holders of common shares may not be higher than the dividend assigned to preferred shares.

            Payment of the preferred dividend shall be made at the time and in the manner established by the general shareholders' meeting and with the priority indicated by Colombian law.

            In the event that the holders of preferred shares have not received the minimum dividend for a period in excess of two consecutive fiscal years, they will acquire voting rights. See Item 3. Key Information - D. Risk Factors - The Bank's preferred shares Have Limited Voting Rights.

      General aspects involving Dividends

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

            Any stock dividend payable in common shares requires the approval of 80% or more of the shares present at a shareholders' meeting, which will include 80% or more of the outstanding preferred shares. In the event that none of the holders of preferred shares is present at such meeting, a stock dividend may only be paid to the holders of common shares that approve such a payment.

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

            Upon dissolution, a liquidator must be appointed by a general meeting of the shareholders to wind up its affairs. In addition, the Superintendency of Finance has the power to take over the operations and assets of a commercial bank and proceed to its liquidation under certain circumstances and in the manner prescribed in the Estatuto Organico del Sistema Financiero Decree 663 of 1993. For more information see Item 4. Information On The Company
- B. Business Overview - B.7. Supervision And Regulation - Intervention Powers of the Superintendency of Finance.

            Upon liquidation, holders of fully paid preferred shares will be entitled to receive in pesos, out of the surplus assets available for distribution to shareholders, pari passu with any of the other shares ranking at that time pari passu with the preferred shares, an amount equal to the subscription price of those preferred shares before any distribution or payment may be made to holders of common shares and any other shares at that time ranking junior to the preferred shares as regards BC's participation in BC's surplus assets. If, upon any liquidation, assets that are available for distribution among the holders of preferred shares and liquidation parity shares are insufficient to pay in full their respective liquidation preferences, then those assets will be distributed among those holders pro rata in accordance with the respective liquidation preference amounts payable to them.

            Subject to the preferential liquidation rights of holders of preferred shares, all fully paid common shares will be entitled to participate equally in any distribution upon liquidation. Partially paid common shares must participate in a distribution upon liquidation in the same proportion that those shares have been paid at the time of the distribution.

            To the extent there are surplus assets available for distribution after full payment to the holders of common shares of the initial subscription price of the common shares, the surplus assets will be distributed among all holders of shares of capital stock pro rata in accordance with their respective holdings of shares.

      Preemptive Rights and Other Anti-Dilution Provisions

            Pursuant to the Colombian Commerce Code, BC is allowed to have an amount of outstanding capital stock smaller than the authorized capital stock set out in its by-laws. Under BC's by-laws, the holders of common shares determine the amount of authorized capital stock, and the board of directors has the power to (a) order the issuance and regulate the terms of subscription of common shares up to the total amount of authorized capital stock and (b) regulate the issuance of shares with rights to a preferential dividend but without the right to vote, when expressly delegated at the general shareholders' meeting. The issuance of preferred shares must always be first approved at the general shareholders' meeting, which shall determine the nature and extent of any privileges, according to the by-laws and Colombian law.

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

            The Bank's by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. See Item
3. Key Information - D. Risk Factors - Preemptive Rights May Not Be Available to Holders of ADRs.

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

      Limits on Purchases and Sales of Capital Stock by Related Parties

            Pursuant to the Colombian Commerce Code, the members of our board of directors and certain of our principal executive officers may not, directly or indirectly, buy or sell shares of our capital stock while they hold their positions, unless they obtain the prior approval of the board of directors passed with the vote of two-thirds of its members (excluding, in the case of transactions by a director, such director's vote).

      No Redemption

            Colombian law prohibits BC from repurchasing shares of its capital stock, including the preferred shares.

C. MATERIAL CONTRACTS

            On December 30, 2005 Colcorp (Now Banca de Inversion Bancolombia S.A. Corporacion Financiera) sold its position in Abonos Colombianos S.A. - Abocol S.A, and subsidiaries to V. International Ventures Inc.

            Additional information on the agreements and contracts signed during 2006 can be found in Item 4. Information on the Company - A. History and Development of the Company.

D. EXCHANGE CONTROLS

            The Central Bank has consistently made foreign currency available to Colombian private sector entities to meet their foreign currency obligations. Nevertheless, in the event of shortages of foreign currency, foreign currency may not be available to private sector companies and foreign currency needed by the Bank to service foreign currency obligations may not be purchased in the open market without substantial additional cost.

            The Foreign Exchange Statute is contained in Law 9 of 1991 and External Resolution No. 8 of 2000, which were implemented by the External Regulating Circular DCIN 83 of 2006 of the board of directors of the Central Bank. The International Investment Statute of Colombia is also contained in Decree 2080 of 2000 and Decree 1844 of 2003, as amended, and regulates the manner in which foreign investors can participate in the Colombian securities markets and undertake other types of investment, prescribes registration with the Central Bank of certain foreign exchange transactions and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered.

            Each individual investor who deposits preferred shares into the ADS deposit facility for the purpose of acquiring ADSs (other than in connection with or reacquisition of the ADSs pursuant to the ADS offerings) will be required, as a condition to acceptance by Fiduciaria Bancolombia, as custodian of such deposit, to provide or cause to be provided certain information to Fiduciaria Bancolombia, to enable it to comply with the registration requirements under the foreign investment regulations relating to foreign exchange. A holder of ADSs who withdraws preferred shares from the ADS deposit facility under certain circumstances may be required to comply directly with certain registration and other requirements under the foreign investment regulations. Under such regulations, the failure of a non-resident investor to report or register foreign exchange transactions relating to investments in Colombia with the Central Bank on a timely basis may prevent the investor from obtaining remittance rights, constitute an exchange control infraction and result in a fine.

            Under Colombian law and the Bank's by-laws, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and the voting of ADSs and preferred shares. For a detailed discussion of ownership restrictions see Item 4. Information on the Company - B. Business Overview - B.7. Supervision and Regulation - Ownership Restrictions.

E. TAXATION

      COLOMBIAN TAXATION

            In Colombia, dividends received by foreign companies or other foreign entities, non-resident individuals and successions of non-residents are subject to income taxes.

            Pursuant to the International Investment Statute (see Item 10. Additional Information - D. Exchange Controls) the preferred shares deposited under the Deposit Agreement constitute a "Foreign Institutional Capital Investment Fund". Under Article 18-1 of the Estatuto Tributario, Decree 624 of 1989 as amended (the "Fiscal Statute"), dividends paid to foreign institutional capital investment funds are not subject to Colombian income, withholding, remittance or other taxes, provided that such dividends are paid in respect of previously taxed earnings of BC. Therefore, provided that distributions are made by the Bank to the holders of ADRs through the Depositary, all distributions by the Bank made on account of preferred shares to holders of ADRs evidencing ADSs who are not resident in Colombia, as defined below, will be exempt from Colombian income, withholding and remittance taxes, except in the case of distributions paid out of non-taxed earnings of the Bank (which would bear a 34% tax for 2007 and a 33% tax for 2008 and thereafter).

            Dividends paid to a holder of preferred shares (as distinguished from the ADSs representing such preferred shares) who is not a resident of Colombia, as defined below, and who holds the preferred shares in his own name, rather than through another institutional or individual fund, will be subject to income tax if such dividends do not correspond to the Bank's profits that have been taxed at the corporated level. For these purposes, the applicable rate is 34% for 2007 and 33% for 2008 and thereafter.

            For purposes of Colombian taxation, an individual is a resident of Colombia if he or she is physically present within Colombia for more than six months during the calendar year or the six months are completed within that taxable period. For purposes of Colombian taxation, a legal entity is a resident of Colombia if it is organized under the laws of Colombia.

            Foreign companies and individuals that are not Colombian residents are not required by law to file an income tax return in Colombia when dividends that have not been taxed at the corporate level have been subject to withholding taxes. Similarly, foreign institutional capital investment funds are not required by law to file income tax returns in Colombia.

            Pursuant to article 36-1 of the Fiscal Statute, earnings received by a non-resident of Colombia derived from stock trading are not subject to income, withholding, remittance or other taxes in Colombia when the stock is listed in the Colombian Stock Exchange and the transaction does not involve the sale of 10% or more of the company's outstanding stock by the same beneficial owner in the same taxable year.

            In instances in which earnings derived from stock trading are subject to income, the filing of an income tax return is required and the applicable rate for income tax is currently 14%, unless the trading has been done through Foreign institutional capital investments funds.

      UNITED STATES FEDERAL INCOME TAXATION CONSIDERATIONS

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

                  - a person that actually or constructively owns 10% or more of the Bank's voting stock;

                  - a person that holds preferred shares or ADSs as part of a straddle or a hedging or conversion transaction; or

                  -     a person whose functional currency is not the U.S.
                        dollar.

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

            If a partnership holds the preferred shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the preferred shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of its investment in the preferred shares or ADSs.

            You should consult your own tax advisor regarding the United States federal, state and local and the Colombian and other tax consequences of owning and disposing of preferred shares and ADSs in your particular circumstances.

            This discussion addresses only United States federal income taxation.

      TAXATION OF DIVIDENDS

            Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend the Bank pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the preferred shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the preferred shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to the preferred shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the preferred shares or ADSs are readily tradable on an established securities market in the United States. The Bank believes that its preferred shares and ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that the Bank's preferred shares and ADSs will continue to be readily tradable on an established securities market.

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

      TAXATION OF CAPITAL GAINS

            Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your preferred shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your preferred shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

      PFIC RULES

            We believe that the Bank's preferred shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

            In general, if you are a U.S. holder, the Bank will be a PFIC with respect to you if for any taxable year in which you held the Bank's preferred shares or ADSs:

                  - at least 75% of the Bank's gross income for the taxable year is passive income; or

                  - at least 50% of the value, determined on the basis of a quarterly average, of the Bank's assets is attributable to assets that produce or are held for the production of passive income.

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

            If the Bank is treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

                  - any gain you realize on the sale or other disposition of your preferred shares or ADSs; and

                  - any excess distribution that the Bank makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the preferred shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the preferred shares or ADSs).

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

            In addition, notwithstanding any election you make with regard to the preferred shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if the Bank is a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your preferred shares or ADSs will be treated as stock in a PFIC if the Bank was a PFIC at any time during your holding period in your common shares, even if the Bank is not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your preferred shares or ADSs, you will be treated as having a new holding period in your preferred shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of the Bank's accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

            If you own preferred shares or ADSs during any year that the Bank is a PFIC with respect to you, you must file Internal Revenue Service Form 8621.

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

F. DIVIDENDS AND PAYING AGENTS

            Not applicable.

G. STATEMENT BY EXPERTS

            Not applicable.

H. DOCUMENTS ON DISPLAY

            BC files periodic reports and other information with the SEC. You may read and copy any document that BC files at the SEC's public reference room at 100 F Street N.E. Washington DC 20549. Some of the Bank's SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

I. SUBSIDIARY INFORMATION

            Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      INTRODUCTION

            The following section describes the market risks to which BC is exposed and the tools and methodology used to measure these risks as of December 31, 2006.

            Bancolombia's Integrated Risk Management strategy is based on principles set by international and local rules and regulations as well as its own corporate strategy. BC's board of directors and senior management have formalized BC's policies, procedures, strategies and rules of action for market risk administration in the "Market Risk Manual". This manual defines the roles and responsibilities within each subdivision of the Bank and their interaction to ensure adequate market risk administration.

            The main objective of risk management is to identify, measure, coordinate, monitor, report and propose policies for market and liquidity risks of the Bank. The risk management efforts of the organization facilitate the efficient administration of its assets and liabilities.

            The Bank's Market Risks Management Office is responsible for: a) identifying, measuring, monitoring, analyzing and controlling the market risk inherent in the Bank's business, b) reporting on the market under stress situation and verifying the business, compliance with policies established by senior management under this situation, c) designing the methodologies for valuation of the market value of certain securities approved by the board of directors, d) reporting any violation of the policies that the board of directors has approved, e) reporting to the senior management on a daily basis the levels of market risk that are inherent to the treasury book of BC (the "Treasury Book"), and f) proposing policies to the board of directors and to Senior management that guarantee the maintenance of predetermined risk levels.

            The Bank's assets include both trading and non-trading instruments. Trading instruments are recorded in the Treasury Book and include primarily fixed income securities. Non-trading instruments are recorded in the Bank book which includes primarily loans, time deposits, checking accounts and savings accounts.

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

            Trading in derivatives is limited to forward contracts in foreign currency operations, plain vanilla options on US$/Ps currency, foreign exchange swaps and interest rate swaps. For new products, the Bank has designed an approval process by different subdivisions of the Bank. This process guarantees that every subdivision of the Bank involved is prepared to incorporate a new product into their procedures, that every risk is considered before the product is incorporated and that the board of directors approval is obtained before the new product can be sold.

            Currently, the Bank measures the market risk of each position reflected on the balance sheet, Bank Book or Treasury Book by computing the corresponding VaR in accordance with Chapter XXI of the Basic Accounting Circular, as amended by External Circular 031 of 2004, each as issued by the Superintendency of Finance. For purposes of VaR calculations, a risk factor is any market variable capable of influencing the corresponding position's market value when the variable fluctuates. The VaR calculation represents the probable loss value based on fluctuations of such risk factors. The aggregate VaR is considered in the Bank's solvency calculation, in accordance with Decree 1720 of 2001. The VaR changes from month to month depending on factors such as volatility, duration and positions held with regard to the different instruments that are subject to Market Risk.

            In August 2006, the Superintendency of Finance issued the External Circular 027 of 2006, which modified the External Circular 031 of 2004 and is an approach to the model defined by Basel Committee for market risk. The new Circular is effective from February 1st, 2007.

            The relevant risk factors for which VaR is computed by BC according to the External Circular 031 of 2004 are:

                  - interest rate risks relating to local currency, foreign currency and UVR;

                  -     foreign exchange rate risk; and

                  -     UVR price risk and stock price risk.

            The following is a brief explanation of the VaR model used by BC to calculate the market risk.

            In accordance with Chapter XXI of the Basic Accounting Circular (Circular Externa 100 de 1995) issued by the Superintendency of Finance, all Colombian financial organizations must calculate their total market risk without separating the measure into instruments for trading purposes and instruments for purposes other than trading, this measure is used to affect the solvency rate.

      VaR MODEL

      INTEREST RATE RISK

            BC calculates the interest rate risk for local currency, foreign currency and UVR in accordance with Chapter XXI of the Basic Accounting Circular issued by the Superintendency of Finance. The interest rate risk is the probability of loss of value of a position due to fluctuations in market interest rates. As previously indicated, the methodology used in this Annual Report to measure such risk consists of computing VaR, which, in the case of interest rate fluctuations, begins by determining the net present value ("NPV") of the relevant balance position. The NPV is then multiplied by the Modified Duration (as defined below) of the position and by the interest rate's estimated fluctuation ("(DELTA)i") with a 99% confidence level, which is established by the Superintendency of Finance according to the market's historic performance.

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



      FOREIGN EXCHANGE RISK

            The Foreign Exchange Risk is the probability of loss due to fluctuations in the exchange rates of the currencies in which the Bank maintains positions. As indicated elsewhere in this Annual Report, the methodology used to measure such risk consists of computing VaR, which in the case of exchange rate fluctuations is derived from multiplying the net position ("NP") held in each of the foreign currencies by the estimated variation of the foreign exchange rate for such currency ("(DELTA)e") with a 99% confidence level, as the same may be derived from statistical analysis, established by the Superintendency of Finance according to the market's historic performance. The NP is the difference, expressed in pesos, between all the active and passive positions denominated or indexed in each currency. The active or passive positions include commitments to buy and sell in foreign currency (forward contracts over foreign currencies) and the (DELTA)e of the options, as the case may be.

                               VaR = NP* (Delta)e

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

      For publicly traded stocks: VaR = PosA* (Delta)p

      For non-publicly traded stocks:

                           VaR = PosA* 1.2* (Delta)p

      TOTAL MARKET RISK VAR

            As defined by the Superintendency of Finance in Chapter XXI of the Basic Accounting Circular, a portfolio is built by instruments and positions, which by being mutually related, make the portfolio's aggregate risk lower than the sum of each instrument's individual risk. This is known as correlation, which helps to diversify the risk of a portfolio. Once the correlation is determined between each risk factor and a correlations matrix is built, the overall market risk faced by the Bank can be calculated.

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

                             (MATHEMATICAL EQUATION)

            The Superintendency of Finance requires Bancolombia (unconsolidated), Banca de Inversion Bancolombia, Valores Bancolombia, Leasing Bancolombia, Sufinanciamiento, Factoring Bancolombia and Fiduciaria Bancolombia, to calculate the interest rate VaR of local currency and foreign currency positions in the Bank Book, which contains all of the instruments that appear on the balance sheet and the Treasury Book, which records the securities contained in the organization's portfolio, for the remaining maturities of each of the positions separately according to the following time categories:

                  -     1 month or less,

                  -     more than 1 month but not more than 2 months,

                  -     more than 2 months but not more than 6 months,

                  -     more than 6 months but not more than 12 months,

                  -     more than 12 months, but not more than 24 months, and

                  -     more than 24 months.

            The VaR of Suleasing Internacional, Bancolombia Puerto Rico Internacional, Inc., Bancolombia Panama and Bancolombia Cayman, is not required by the Superintendency of Finance because those companies are not supervised by this control entity.

      ASSUMPTIONS AND LIMITATIONS OF VAR MODELS

            Although VaR models represent a recognized tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market conditions or trading patterns. Accordingly, you should not view VaR models as predictive of future results. The Bank may incur losses that could be materially in excess of the amounts indicated by the models on a particular trading day or over a period of time, and there have been instances when results have fallen outside the values generated by the Bank's VaR models. A VaR model does not calculate the greatest possible loss. The results of these models and analysis thereof are subject to the judgment of the Bank's risk management personnel.

            BC and its affiliates' VaR models assume that variations in the market risk factors have a normal distribution. In addition, the models assume that the correlations and variations in market rates or prices included in the historical data are independent, identically distributed random variables and provide a good estimate of the correlation and the rate or price variations in the future.

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

                      INTEREST RATE RISK IN LOCAL CURRENCY
                             AS OF DECEMBER 31, 2006
                                  (PS MILLION)

                                                                                      NPV         DUR       Y      (Delta)i   VaR
                                                                                   ----------    -----   --------  --------  ------
ASSETS
Overnight Funds................................................................       299,337     0.10     7.62%    135          33
Trading securities issued by the Colombian Government - TES IPC rate...........        27,829     8.74     8.41%    150         300
Trading securities issued by the Colombian Government - TES fixed rate.........       324,462    39.65     8.35%    150      15,864
Other trading securities issued by the Colombian Government....................        27,260     9.69     6.48%     30          66
Trading Securities Issued by financial institutions............................       456,164     3.22     8.29%     30         364
Other marketable trading securities............................................       151,761    17.59     8.98%     30         662
Held to maturity securities issued by the Colombian Government - TES
  fixed rate...................................................................        64,990    18.50     7.10%    250       2,463
Held To Maturity Securities Issued by financial institutions...................       145,692     1.87     8.57%    126         283
Other held to maturity securities..............................................        19,024     8.66     8.69%    126         171
Permanent Securities Available for sale issued by the Colombian
  Government - TES fixed rate..................................................       248,774    34.59     8.44%    250      17,605
Permanent Securities  Available for sale issued by financial institutions......        25,745    29.01     9.48%    126         774
Other Permanent Securities Available for sale..................................       229,797    47.53     9.58%    126      11,314
Commercial loans - fixed rate..................................................     1,130,378     2.92    14.66     126       3,405
Commercial loans - variable rate...............................................    11,476,906     5.04    13.02%    126      59,744
Mortgage loans in pesos........................................................        51,739    41.18    13.02%    126       2,202
Consumer loans - fixed rate....................................................     1,864,539    10.81    15.88%    222      36,535
Consumer loans - variable rate.................................................       965,335     2.76    13.02%     30         660
Small business loans - fixed rate..............................................        21,477     9.15    14.11%    222         356
Small business loans - variable rate...........................................        87,274     1.84    13.02%     30          40
Customers' acceptances.........................................................         2,420     1.02     0.00%    126           3
Rights buyback trading securities issued by the Colombian Government -
  TES fixed rate...............................................................         7,939    16.06     8.04%    150         157
Other rights buyback trading securities issued by the Colombian
Government.....................................................................        25,007     8.91     7.64%     30          55
Rights buyback trading securities issued by financial institutions.............       347,052     1.14     7.92%     30          98
Other rights buyback trading securities........................................         2,991     6.27     8.80%     30           5
Rights buyback permanent securities available for sale issued by the
  Colombian Government - TES  fixed rate.......................................       285,208    30.85     8.42%    250      17,999
Rights buyback permanent securities available for sale issued by
  financial institutions.......................................................        62,806    19.49     9.34%    126       1,268
Other rights buyback permanent securities available for sale...................        69,310    37.84     9.43%    126       2,717

LIABILITIES
Non-interest bearing checking accounts.........................................     4,107,963    12.23     0.00%     30      52,281
Interest bearing checking accounts.............................................       384,021    28.46     0.02%     30      11,394
Time deposits..................................................................     3,125,964    10.13     6.72%    126      32,887
DAT............................................................................       245,694     0.12     6.72%    126          31
Saving deposits................................................................     9,716,838     8.31     0.04%     30      84,109
Overnight funds................................................................        57,023     0.07     7.61%    135           4
Repurchase agreements..........................................................       655,847     0.36     5.65%    250         484

Bank acceptances outstandings................................................       2,420     1.02     0.00%    126           3
Interbank borrowings.........................................................     744,108     4.34     6.84%    126       3,354
Long term debt...............................................................     728,449     2.31     8.49%    126       1,747

INTEREST RATES DERIVATIVES
Interest rate SWAP - Variable part, long position............................     590,878     3.52     6.89%     30         517
Interest rate SWAP - Fixed part, short position..............................         (94)   23.42     8.20%     30       (0.55)
Interest rate SWAP - Variable part, short position...........................    (582,512)    3.24     6.70%     30        (469)
Forward contracts long position issued by the Colombian Government - TES
  IPC Rate...................................................................      24,236    10.64     8.62%    150         318
Forward contracts long position issued by the Colombian Government - TES
  fixed rate.................................................................     213,995   22.97     8.14%    150       6,063
Other forward contracts long position issued by the Colombian Government.....          52     9.57     7.65%     30        0.12
Forward contracts long position securities issued by financial
  institutions...............................................................     157,918    11.28     8.77%     30         441
Forward contracts long position others securities............................     141,982    13.52     9.19%     30         476
Forward contracts short position synthetic...................................    (512,349)    0.63     7.25%     30         (80)
Forward contracts short position issued by the Colombian Government- TES
  fixed rate.................................................................     (85,881)   79.38     8.70%    150      (8,405)
Forward contracts long position others securities............................      86,960     0.07     7.21%     30           2

FOREIGN EXCHANGE FORWARDS
Foreign exchange contracts long position in local currency...................   4,452,658     6.78     7.95%     30       7,481
Foreign exchange contracts short position in local currency..................  (3,460,700)    6.61     7.97%     30      (5,672)

            The significant interest rate risk factors in local currency for BC (unconsolidated) are the average interest rate paid by banks on fixed term deposits ("DTF"), repurchase agreement ("repo") rate, the interbanking rate, the consumer credit rate and the Colombian Treasury bonds rate ("TES"). The DTF and the TES are the most volatile and have the largest VaR outcomes. In the table above, all the securities issued by financial institutions and the other securities are affected by the DTF risk factor. Although the largest assets are the loans, their average duration is 5.54 months compared to the average duration of TES, which is 33.2 months, and the combined average duration of the checking accounts and savings accounts, which is 9.99 months. The checking accounts and savings accounts are principally responsible for the effect on the DTF risk factor outcome.

            AS OF DECEMBER 31, 2006
                   Ps million
------------------------------------------------
        RISK FACTOR                        VaR
---------------------------             --------
DTF..................................    (99,280)
Repurchase Agreements' Rate..........       (484)
Interbank Rate.......................         29
Consumer Loan Rate...................     36,891
TES Rates............................     52,365
                                        ========

            In 2006, the average VaR for the TES factor was Ps 92,111 million with a standard deviation of Ps 31,552 million. The DTF factor includes assets such as commercial loans and investments other than TES. The DTF factor also includes all liabilities in local currency except repos, overnight fund and derivatives other than TES and forward contracts relating to foreign currency. As a result, in 2006 the average VaR for the DTF factor was is Ps (139,987) million with a standard deviation of Ps 34,645 million of local currency. These values can be negative when the assets affected by a certain risk factor are smaller than the liabilities affected by the same risk factor.

            The table below provides information about BC's (unconsolidated) VaR calculations for all balance sheet items that are in a currency other than the peso or UVR. It illustrates the following information for each group of assets and liabilities described:

                NPV:        Sum of the net present value
                DUR:        Weighted average duration
                Y:          Weighted average yield
                (Delta)i:   Maximum variation of the interest rate
                VaR:        Value at risk for the group for changes in the
                              interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                             AS OF DECEMBER 31, 2006
                                 (U.S. DOLLARS)

                                                                                NPV            DUR        Y      (Delta)i    VaR
                                                                            -------------     -----    --------  --------  -------
ASSETS
Overnight funds...........................................................    113,253,183      0.07      3.80%      12          790
Trading securities issued by the Colombian Government - U.S. dollar,
  denominated TES.........................................................     22,618,942     29.46      5.94%      12       66,291
Trading securities issued by the Colombian Government - TES Yankees.......     44,287,612     49.65      5.92%      12      218,735
Other Trading Securities Issued by the Colombian Government...............        155,283     12.02      4.34%      12          186
Other marketable trading securities.......................................     96,950,689      3.82      7.58%      12       36,759
Held to maturity securities issued by the Colombian Government - TES
  Yankees.................................................................      5,482,828     25.68      8.66%      41       47,900
Other held to maturity securities.........................................      9,510,125      8.34      4.93%      41       27,074
Permanent securitied available for sale issued by the Colombian
  Government - TES yankees................................................    105,899,023     16.68      6.11%      41      602,304
Permanent  trading securities Available for sale issued by the Colombian
  Government..............................................................     15,567,114     12.02      4.34%      41       63,887
Other permanent securities available for sale.............................      5,524,025      7.67      5.61%      41       14,442
Commercial loans - fixed rate.............................................     82,086,628     21.56      7.86%      41      602,538
Commercial loans - variable rate..........................................    697,693,713      3.74      7.22%      41      888,184
Consumer loans - fixed rate...............................................     21,920,924      3.56     15.39%      41       26,421
Consumer loans - variable rate............................................      1,366,648      1.17      7.20%       7           91
Rights buyback permanent securities available for sale issued by the
  Colombian government  - TES yankees.....................................     33,076,120     33.77      5.75%      41      380,780
Other Rights buyback permanent securities available for sale..............     14,014,600      8.43      5.53%      41       40,300

LIABILITIES
Non-interest bearing checking accounts....................................     31,202,587     33.16      0.00%      12      103,416
Interest bearing checking accounts........................................    127,069,928     16.95      1.75%      12      214,951
Time deposits.............................................................    220,641,465     10.97      5.29%      41      825,501
Saving deposits...........................................................      4,622,064     33.51      1.81%      12       15,455
Overnight funds...........................................................     18,005,546      0.07      5.78%      12          125
Repurchase  agreements....................................................     38,371,354      0.07      5.70%      12          267
Interbank borrowings......................................................    456,973,114      3.37      5.60%      41      524,739

INTEREST RATES AND DERIVATIVES
Interest rate SWAP - Fixed part, long position............................     93,769,738     42.45      5.95%       7      226,367
Interest rate SWAP - Variable part, long position.........................    149,696,889      4.15      5.54%       7       35,334
Interest rate SWAP - Fixed part, short position...........................   (149,483,360)    33.83      5.59%       7     (287,698)
Interest rate SWAP - Variable part, short position........................    (93,531,311)     4.61      5.48%       7      (24,532)
Forward contracts long position issued by the Colombian government - TES
  Yankees.................................................................      5,619,959     57.64      6.12%      12       32,217
Forward contracts short position synthetic................................     (5,841,063)     0.30      5.37%      12        (174)
Forward contracts short position issued by the Colombian government - TES
  Yankees.................................................................       (611,282)    51.46      5.96%      12       (3,129)
Forward contracts long position others securities.........................        625,395      0.28      5.37%      12           17

FOREIGN EXCHANGE FORWARDS
Foreign exchange contracts long position in forex.........................  1,701,667,589      2.45      4.49%      12      414,855
Foreign exchange contracts short position in forex........................ (2,114,672,030)     3.11      4.48%      12     (654,052)

            The risk factors of the interest rate risk in foreign currency are the LIBOR and the Money Market rates. In 2006, the average VaR for the LIBOR factor was Ps 2,158 million with a standard deviation of Ps 912 million. The LIBOR rate risk factor affects assets such as commercial and consumer loans and long-term investments. The average VaR for the Money Market factor for 2006 was Ps 776 million with a standard deviation of Ps 1,371 million. The Money Market factor affects Colombian short-term Treasury bonds, liabilities and foreign exchange forward contracts.

         AS OF DECEMBER 31, 2006
                Ps million
-------------------------------------------
  RISK FACTOR                         VaR
----------------                     ------
LIBOR..............................  2,895
Money Market US$...................   (496)
                                     =====

            The table below provides information about BC's (unconsolidated) VaR calculations for all balance sheet items that are in UVR. It shows the following information for each group of assets and liabilities described:

                NPV:       Sum of the net present value
                DUR:       Weighted average duration
                Y:         Weighted average yield
                (Delta) i: Maximum variation of the interest rate
                VaR:       Value at risk for the group for changes in the
                             interest rate

                             INTEREST RATE RISK IN UVR
                              AS OF DECEMBER 31, 2006
                                       (UVR)

                                                                              NPV          DUR     Y     (Delta)i         VaR
                                                                        ---------------   -----   -----  --------    -----------
ASSETS
Trading securities issued by the Colombian  government - TES fixed
  rate................................................................   1,178,890,084    55.08   3.84%    12         6,682,625
Other trading securities issued by the Colombian government...........     472,409,189    52.89   0.14%    12         2,580,091
Trading securities issued by financial institutions...................     159,248,564    12.40   2.64%    12           203,475
Other marketable trading securities...................................     810,865,673    19.25   5.46%    12         1,603,505
Held to maturity  securities issued by the Colombian  government -
  TES fixed rate......................................................     105,555,222     6.90   4.12%    12            74,965
Other  held  to  maturity   securities  issued  by  the  Colombian
  government..........................................................   2,536,968,799    80.49   0.00%    12        21,088,748
Other held to maturity securities.....................................   2,901,042,195    21.08   4.68%    12         6,289,086
Permanent securities available for sale issued by the Colombian
  Government - TES fixed rate.........................................     388,146,834    63.93   4.17%    12         2,554,092
Other permanent securities available for sale issued by the
  Colombian Government................................................       5,146,787    83.99   5.24%    12            44,454
Commercial loans......................................................   3,681,392,804    18.71   8.65%    12         7,063,578
Mortgage loans in UVR.................................................   8,696,125,696    28.70   8.65%    12        25,598,853
Other right buyback trading securities................................      23,252,625    26.37   4.61%    12            63,084
Rights buyback permanent securities available for sale issued by
  the Colombian Government - TES DTF Rate.............................     197,353,200    52.47   4.05%    12         1,065,974

INTEREST RATES DERIVATIVES
Forward   contracts   Long   position   issued  by  the  Colombian
  government - TES fixed rate.........................................   1,225,108,954    17.61   2.91%    12         2,221,350
Forward contracts Long position issued by financial institutions......      20,295,877     1.67   1.92%    12             3,495
  Forward contracts Short position synthetic..........................  (1,249,663,266)    0.46   1.82%    12           (59,278)
Forward   contracts   Short  position   issued  by  the  Colombian
  government - TES fixed rate.........................................    (257,209,833)   70.67   4.24%    12        (1,870,809)
Forward contracts Long position synthetic.............................     257,205,324     0.10   1.80%    12             2,652

            The risk factor for all of BC's positions in UVR is the real interest rate factor. In 2006, the average VaR for the real interest rate factor was Ps 12,684 million with a standard deviation of Ps 724 million.

       AS OF DECEMBER 31, 2006
              Ps million
-----------------------------------
     RISK FACTOR               VaR
------------------           ------
Real interest rate.........  12,035
                             ======

            The table below provides information about BC's (unconsolidated) VaR calculations for changes in the price of a currency other than the peso. It illustrates the following information for each specific currency:

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

                      FOREIGN EXCHANGE RISK AND PRICE RISK
                             AS OF DECEMBER 31, 2006
                                FOREIGN CURRENCY

                                                      NET POSITION       PRICE        PESOS VALUE     (Delta)e           VaR
                                                     ----------------   --------  ------------------  --------   ----------------
U.S. Dollars........................................     (77,546,299)   2,238.79   (173,609,879,499)    2.63%     (4,565,939,831)

VALUE AT RISK.......................................                               (173,609,879,499)              (4,565,939,831)

UVR.................................................  23,195,228,646      160.02  3,711,610,026,496     3.90%    144,752,791,033

Permanent Securities Available For Sale -
  Tradable(1)....................................... 973,709,267,607                                    6.00%     58,422,556,056
Permanent Securities Available For Sale -
  Nontradable - No Registered In Stock Exchange(2).. 113,368,204,861                                    9.00%     12,243,766,125
Investments in funds................................   2,478,179,323                                   12.06%        298,868,426

 VALUE AT RISK......................................                                                             215,717,981,641
 TOTAL VALUE AT RISK................................                                                             211,152,041,810

----------
(1) As defined by the Superintendency of Finance, "Available for sale investments - tradable" refers to those positions that are classified as tradable by the Colombian Stock Exchange, the subsidiaries investments, and the national or foreign investments on capital in financial and insuring organizations, however, the intention is to maintain them at least 1 year within portfolio.

(2) In "Available for sale investments - non tradable - not registered in stock exchange" refers to those investments that are classified as non-tradable by the Colombian Stock Exchange or those that are not listed in the stock market.

            The risk factor regarding foreign exchange risk is the TRM (Tasa Representativa del Mercado, the dollar Representative Market Rate ). The net position could be negative if the short position is larger than the long position. The UVR risk factor is considered to be a price risk factor, which means that a UVR position has two kinds of market risk: interest rate risk and price risk. For positions in local stocks, the Bank has the IGBC (Indice General de la Bolsa de Colombia, the Colombian Stock Exchange General Index) risk factor. Finally, two new price risk factors were incorporated in the model in 2004: risk factor RFOND (Rentabilidad en Fondos de Inversion, Rentability of Investments Funds), which is the risk factor that applies for investments in national funds, and risk factor DJIA (Dow Jones Industrial Average) which applies for investments in foreign funds (stocks) and investment in foreign funds (other investments). The more representative VaR outcomes are the UVR and IGBC risk factors followed by the TRM. In 2006, the average VaR for the UVR factor was Ps 150,858 million with a standard deviation of Ps 8,334 million. In 2006, the av erage VaR for the IGBC factor was Ps 67,911 million with a standard deviation of Ps 3,217 million. The average VaR for the TRM factor in 2006 was Ps 3,695 million with a standard deviation of Ps 8,200 million.

 AS OF DECEMBER 31, 2006
         Ps million
-------------------------
RISK FACTOR        VaR
-----------      --------
UVR............. 144,753
TRM.............  (4,566)
IGBC............  70,666
RFOND...........     299
                 =======

            After using the VaRTOTAL formula, as set forth above under "Total Market Risk VaR", the aggregate market VaR of the Bank (unconsolidated) on December 31, 2006 was equal to Ps 102,254 million of local currency. The Bank follows the Superintendency of Finance regulations. After December 31, 2003, the Bank (unconsolidated) had to include in the solvency rate formula 100% of the aggregate market VaR.

      SOLVENCY RATE FORMULA:

             (Capital/Risk_Weighted_Assets+[Var*(100/9)] > or = 9%)

            For 2006 the Bank's (unconsolidated) average Total Market Risk VaR was Ps 119,340 million with a standard deviation of Ps 18,239 million. The maximum value during 2006 was Ps 166,297 million in March, and the minimum value was Ps 99,401 million in October. The increase in the Total Market Risk VaR during March 2006 is related to a change in the composition of the Bank's portfolio of securities issued by the Government, this change increased the duration in the position of Trading Securities Issued by the Colombian Government-TES Fixed Rate. Also an increase in the position related to the UVR risk factor caused the increase in the total Market Risk VaR for this month.

            As of December 31, 2006, the total market risk VaR decreased 13% as compared to the same period of 2005. The risk factors that presented the greatest variation were Repurchase Agreements' Rate, Consumer Loan Rate and Money Market US$.

      BANCA DE INVERSION BANCOLOMBIA

            The table below provides information about the VaR calculations for Banca de Inversion Bancolombia, a subsidiary of BC, for all balance sheet items that are denominated in pesos. It illustrates the following information for each group of assets and liabilities described:

                NPV:        Sum of the net present values
                DUR:        Weighted average duration
                Y:          Weighted average yield
                (Delta)i:   Maximum variation of the interest rate
                VaR:        Value at risk for the group for changes in the
                              interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                             AS OF DECEMBER 31, 2006
                                  (PS MILLION)

ASSETS                                                                         NPV      DUR     Y     (Delta)i      VaR
----------------------------------------------------------------------        ------   -----   -----  --------     -----
Trading securities issued by the Colombian government - TES fixed rate......  13,394   61.57   8.67%     150       1,017
Trading securities issued by financial institutions.........................  32,532    7.80   9.11%      30          63
Other marketable trading securities.........................................  48,608    7.97   9.06%      30          96
Other held to maturity securities issued by the Colombian Government........     255    8.89   3.77%     126           2
Other held to maturity securities...........................................   1,637    1.23   5.11%     126           2
Permanent securities available for sale issued by the Colombian
  Government - TES fixed rate...............................................  10,497   10.43   7.85%     250         224
Other permanent securities available for sale...............................   2,494    6.20   8.94%     126          16
Other assets................................................................     780   10.44  11.22%     126           8

LIABILITIES
Time deposits...............................................................  71,981    1.80   7.89%     126         135

            Banca de Inversion Bancolombia's main assets are Trading Securities issued By Financial Institutions and Other Marketable Trading Securities and its only liability is time deposits where the risk factor is the DTF. The average VaR for the DTF factor for 2006 is Ps 53 million with a standard deviation of Ps 103 million of local currency. Although the DTF is the factor for the main assets, the more representative VaR outcome is the TES Rate as a result of a longer duration. In 2006, the average VaR for the TES Rate factor was Ps 1,292 million with a standard deviation of Ps 443 million.

   AS OF DECEMBER 31, 2006
           Ps million
-----------------------------
RISK FACTOR              VaR
-----------             -----
DTF....................    53
TES Rate............... 1,241
                        =====

            The table below provides information about Banca de Inversion Bancolombia's VaR calculations for all balance sheet items that are in UVR. It shows the following information for each group of assets and liabilities described:

                NPV:       Sum of the net present value
                DUR:       Weighted average duration
                Y:         Weighted average yield
                (Delta)i:  Maximum variation of the interest rate
                VaR:       Value at risk for the group for changes in the
                             interest rate

                            INTEREST RATE RISK IN UVR
                             AS OF DECEMBER 31, 2006
                                      (UVR)

ASSETS                                                                             NPV      DUR      Y    (Delta)i     VaR
----------------------------------------------------------------------        ----------   -----   -----  --------   -------
Trading securities issued by the Colombian Government -
 TES fixed rate........................................................       32,544,402   18.62   3.94%     12       62,391
Trading securities issued by financial institutions....................        6,935,736   13.95   2.07%     12        9,977
Other held to maturity securities issued by the Colombian
 Government............................................................       22,901,629   78.16   0.18%     12      184,841

            The risk factor for all positions in UVR is the real interest rate factor. The average VaR for the real interest rate factor in 2006 was Ps 57 million with a standard deviation of Ps 15 million.

AS OF DECEMBER 31, 2006
       Ps million
-----------------------
RISK FACTOR         VaR
-----------         ---
Real Rate......      41
                    ===

            The table below provides information about Banca de Inversion Bancolombia's VaR calculations for changes in the price of a currency other than the peso. It shows the following information for each group which represents a specific currency:

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

                      FOREIGN EXCHANGE RISK AND PRICE RISK
                             AS OF DECEMBER 31, 2006
                                FOREIGN CURRENCY

                                                               NET POSITION      PRICE       PESOS VALUE   (Delta)e        VaR
                                                              ---------------   --------   --------------  --------  --------------
U.S. Dollars............................................               99,990   2,238.79   223,856,612.10    2.63%        5,887,429

VALUE AT RISK...........................................                                      223,856,612                 5,887,429

UVR.....................................................           62,374,870     160.02    9,980,983,435    3.90%      389,258,354

Permanent Securities Available for sale -
 Non tradable - No registered in Stock Exchange.........      105,557,856,704                                9.00%   11,400,248,524
Investments in  funds...................................          126,806,079                               12.06%       18,351,376
 VALUE AT RISK..........................................                                                             11,807,858,254
  TOTAL VALUE AT RISK...................................                                                             11,813,745,683

            The more representative VaR outcomes are the UVR and IGBC risk factors. In 2006, the average VaR for the UVR factor was Ps 421 million with a standard deviation of Ps 68 million. The average VaR for the IGBC factor in 2006 was Ps 11,706 million with a standard deviation of Ps 237 million.

   AS OF DECEMBER 31, 2006
          Ps million
-----------------------------
RISK FACTOR             VaR
-----------            ------
UVR.........              389
TRM.........                6
IGBC........           11,400
RFOND.......               18
                       ======

            As of December 31, 2006, Banca de Inversion Bancolombia's Total Market Risk VaR was Ps 10,292 million. Its average Total Market Risk VaR during 2006 was Ps 10,552 million, with a standard deviation of Ps 398 million. The maximum value during 2006 was Ps 11,072 million in May and the minimum was Ps 9,832 million in March.

            As of December 31, 2006, the Total Market Risk Value decreased 22% as compared to the same period of 2005. The risk factors that present the greatest variations were the DTF and the TRM, as a result of a less position in USD and its investments related to the DTF factor. The positions that were affected by the Money Market USD factor risk disappeared but appeared investments related to the RFOND risk factor.

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

            As mentioned before, BC (unconsolidated) and its local Subsidiaries use the volatilities published by the Superintendency of Finance. Bancolombia Panama and Bancolombia Cayman measure the market value at risk since August 2003.

            Bancolombia Panama's and Bancolombia Cayman's market risks are mainly related to their portfolio of investments, which at the end of 2006 were diversified on securities issued in Colombia, Mexico and Brazil.

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

                NPV:          Sum of the net present value
                DUR:          Weighted average duration
                Y:            Weighted average market yield

      (Delta)i:    Maximum variation of the interest rate
      (Delta)iFx:  Maximum variation of the exchange rate
      VaR:         Value at risk for the group for changes in the interest rate and foreign currency

                            PORTFOLIO OF INVESTMENTS
                             AS OF DECEMBER 31, 2006
                                 (US$ thousands)

                                                                 NPV        DUR       Y    (Delta)i  (Delta)i FX    VAR
Available for sale securities issued by the Colombian
Government                                                     215,887     43.6      5.70    6.34        4.04      1,774
Trading securities issued by the Colombian Government           51,427     19.2      7.73    6.89                    674
Trading securities issued by Colombia Corporations               3,064     38.2      7.70    5.99                     72
Available for sale securities issued by theColombian
Government in Euro                                                 216     11.4      4.35    7.00       88.90          2
Available for sale securities issued by the Brazilian
Government                                                       8,384     38.5      5.42    4.76                     45
Trading securities issued by Brazilian financial
institutions                                                     5,684     25.0      6.78    5.11                     72
Available for sale securities issued by the Brazilian
Government in Euro                                               3,440     28.7      4.34    5.04       88.90         80
Trading securities issued by Mexican corporations               15,046     23.8      7.03    8.27                    301
Trading securities issued by the Mexican Government              9,997     36.9      6.47    7.26                    281
Available for sale sucurities issued by Mexican Corporations     2,072      8.1      3.70    7.94                      2


                AS OF DECEMBER 31, 2006
                   US$ thousands
--------------------------------------------
            RISK FACTOR                VAR
--------------------------------    --------
Republic of Colombia short-term         48
Republic of Colombia mid-term          639
Republic of Colombia long-term       1,772
Republic of Brazil short-term         0.30
Republic of Brazil mid-term             76
Republic of Brazil long-term            55
Republic of Mexico short-term            2
Republic of Mexico mid-term            171
Republic of Mexico long-term           411
EUR Currency                            68
TRM Index                               61
                                    =======

            As of December 31, 2006, the Total Market Risk VaR was US$ 3,001,914. The average Total Market Risk VaR was US$ 8,311,778, with a standard deviation of US$ 5,068,151. The maximum value was US$ 19,753,356 in June and the minimum value was US$ 3,001,914 in December.

            As of December 31, 2006, the Total Market Risk Value decreased 34% as compared to the same period of 2005 which is explained by a decrease in the volatility of each risk factor.

      LEASING BANCOLOMBIA

            The table below provides information about Leasing Bancolombia's VaR calculations for all balance sheet items that are in pesos. It shows the following information for each group of assets and liabilities described:

                  NPV:        Sum of the net present value
                  DUR:        Weighted average duration
                  Y:          Weighted average yield
                  (Delta)i:   Maximum variation of the interest rate
                  VaR:        Value at risk for the group for changes in the
                              interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                             AS OF DECEMBER 31, 2006
                                  (PS MILLION)

                                                                               NPV         DUR          Y     (Delta)i     VAR
ASSETS
Overnight Funds                                                               22,035       0.09       7.67%      135        2
Trading Securities Issued By The Colombian Government-TES IPC Rate             1,331      10.82       8.65%      150       18
Trading Securities Issued By The Colombian Government-TES Fixed Rate          30,068      15.73       8.04%      150      583
Other Trading Securities Issued By The Colombian Government                      601       8.87       7.64%       30        1
Trading Securities Issued By Financial Institutions                           15,599       3.68       8.70%       30       14
Other Marketable Trading Securities                                            4,035       8.77       8.45%       30        9
Other Held To Maturity  Securities Issued By The Colombian Government            187       8.78       4.36%      126        2
Permanent Securities Available for sale issued by the Colombian
Government - TES fixed rate                                                    9,235      44.20       8.52%      250      835
Other Permanent Securities Available for sale                                  6,088      13.56       9.04%      126       86
Commercial Loans- Fixed Rate                                                   7,791      19.11      13.59%      126      154
Real State Leasing - Fixed Rate                                               15,738      47.77      13.71%      126      777
Commercial Loans- Variable Rate                                            3,355,843       3.11      13.89%      126   10,784
Real State Leasing - Variable Rate                                            10,833       8.73      13.71%      126       98
Consumer Loans - Fixed Rate                                                      233      12.66      13.59%      222        5
Consumer Loans - Variable Rate                                                44,557       2.65     117.12%       30       29
Accounts receivable                                                           95,018       3.82      13.90%      126      374
Other Assets                                                                   2,811      32.76      10.96%      126       95
Asset Contingencies                                                          271,741       2.92      13.90%      126      820

LIABILITIES
Time Deposits                                                              1,371,935       2.50       6.83%      126    3,560
Interbank borrowings                                                       1,834,221       1.57       9.46%      126    2,984
Long term debt                                                               537,853       3.05       8.82%      126    1,698
Convertible Bonds                                                            121,035       2.52       9.45%      126      316

FOREIGN EXCHANGE FORWARDS
Foreign Exchange Contracts Long position  In Local Currency                   11,354       0.07       7.63%       30     0.19

            Leasing Bancolombia's main asset is Commercial Loans- Variable Rate, where the risk factor is the DTF. Its main liabilities are Interbank borrowings and Time Deposits, where the DTF is the risk factor. For 2006, the average VaR for the DTF factor was Ps 3,758 million with a standard deviation of Ps 1,051 million of local currency. Other risk factor that applies for the table up is the TES Rate and its average VaR in 2006 was Ps 1,290 million with a standard deviation of Ps 335 million.


             AS OF DECEMBER 31, 2006
                  Ps million
---------------------------------------------
          RISK FACTOR                  VAR
-----------------------------       --------
DTF                                   4,685
TES Rate                              1,436
Interbank Rate                            2
Consumer Loan Rate                        5
                                      =====

            The table below provides information about Leasing Bancolombia's VaR calculations for all balance sheet items that are in a currency other than pesos or UVR. It shows the following information for each group of assets and liabilities described:

                  NPV:        Sum of the net present value
                  DUR:        Weighted average duration
                  Y:          Weighted average yield
                  (Delta)i:   Maximum variation of the interest rate
                  VaR:        Value at risk for the group for changes in the
                              interest rate

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                             AS OF DECEMBER 31, 2006
                                 (U.S. DOLLARS)

                                                                NPV          DUR       Y       (Delta)i     VAR
LIABILITIES
Interbank borrowings                                            266,042     12.45    21.03%       41       1,129

FOREIGN EXCHANGE FORWARDS
Foreign Exchange Contracts Short position  In Forex          (5,062,046)     1.58     5.78%       12        (793)

            The VaR outcomes are the LIBOR and the Money Market risk factors. In 2006, the average VaR for the LIBOR factor was Ps (1.5) million with a standard deviation of Ps 1.7 million. The average VaR for the Money Market factor for 2006 was Ps (0.79) million with a standard deviation of Ps 0.68 million.


          AS OF DECEMBER 31, 2006
                Ps million
-----------------------------------------
          RISK FACTOR               VAR
---------------------------       -------
LIBOR                               (3)
Money Market US$                    (2)
                                  =====

            The table below provides information about Leasing Bancolombia's VaR calculations for all balance sheet items that are in UVR. It shows the following information for each group of assets and liabilities described:

                  NPV:        Sum of the net present value
                  DUR:        Weighted average duration
                  Y:          Weighted average yield
                  (Delta)i:   Maximum variation of the interest rate
                  VaR:        Value at risk for the group for changes in the
                              interest rate

                            INTEREST RATE RISK IN UVR
                             AS OF DECEMBER 31, 2006
                                      (UVR)


                                                                           NPV            DUR         Y       (Delta)i     VAR
ASSETS
Trading Securities Issued By The Colombian Government-TES Fixed
Rate                                                                    43,191,000       15.73       2.83%       12       69,967
Other Trading Securities Issued By The Colombian Government            108,187,256       70.96       2.54%       12      791,171
Trading Securities Issued By Financial Institutions                     61,865,181       14.73       2.67%       12       93,912
Other Marketable Trading Securities                                     98,470,091        9.50       2.79%       12       96,355
Other Held To Maturity Securities Issued By The Colombian
Government                                                              96,038,600       88.16       0.00%       12      874,447

            The risk factor for all positions in UVR is the real interest rate factor. In 2006, the average VaR for the real interest rate factor was Ps 349 million with a standard deviation of Ps 27 million.


           AS OF DECEMBER 31, 2006
                  Ps million
-----------------------------------------
        RISK FACTOR                  VAR
---------------------------        ------
Real Rate                           308
                                    ===

            The table below provides information about Leasing Bancolombia's VaR calculations for changes in the price of a currency other than pesos. It illustrates the following information for each group, which represents a specific currency:

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

                      FOREIGN EXCHANGE RISK AND PRICE RISK
                             AS OF DECEMBER 31, 2006
                                FOREIGN CURRENCY

                                                                 NET POSITION     PRICE      PESOS VALUE   (Delta)e        VAR
U.S. Dollars                                                           21,255   2,238.79       47,584,608    2.63%        1,251,475

VALUE AT RISK                                                                                  47,584,608                 1,251,475

UVR                                                               407,752,128     160.02   65,246,905,289    3.90%    2,544,629,306
Permanent Securities Available for sale  - tradable            12,344,620,981                                6.00%      740,677,259
Permanent Securities Available for sale - Non tradable - No
registered in Stock Exchange                                   30,898,841,784                                9.00%    3,337,074,913
Investments in Funds                                              242,320,883                               12.06%       29,223,898
VALUE AT RISK                                                                                                         6,651,605,376
TOTAL VALUE AT RISK                                                                                                   6,652,856,851

            The more representative VaR outcomes are the UVR and IGBC risk factors. In 2006, the average VaR for the UVR factor was Ps 2,563 million with a standard deviation of Ps 190 million. The average VaR for the IGBC factor in 2006 was Ps 3,883 million with a standard deviation of Ps 255 million.


            AS OF DECEMBER 31, 2006
                  Ps million
-------------------------------------------
         RISK FACTOR                 VAR
--------------------------        ---------
UVR                                 2,545
TRM                                   1.2
IGBC                                4,078
RFOND                                  29
                                  =======

            As of December 31, 2006, Total Market Risk VaR was Ps 5,238 million. The average Total Market Risk VaR during 2006 was Ps 4,519 million, with a standard deviation of Ps 849 million. The maximum value during 2006 was Ps 5,776 million in October and a minimum value of Ps 2,832 million in February.

            As of December 31, 2006, the Total Market Risk Value increased 87% as compared to the same period of 2005, as a result of a significant increase in Commercial Loans- Variable Rate. The risk factors that present the greatest variations were the DTF, which is the risk factor associated to Commercial Loans, also the TES Rate, Money Market US, the TRM and the RFOND.

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

                      INTEREST RATE RISK IN LOCAL CURRENCY
                             AS OF DECEMBER 31, 2006
                                  (PS MILLION)

                                                       NPV           DUR       Y       (Delta)i      VAR
ASSETS
Commercial Loans- Fixed Rate                              4,546      3.17    22.61%      126           15
Commercial Loans- Variable Rate                         458,640      0.54    22.61%      126          254
Consumer Loans - Fixed Rate                              15,837      3.18    22.61%      222           91
Consumer Loans - Variable Rate                          839,053      0.52    22.61%       30          107
Other Assets                                              2,038      0.54    22.61%      126            1

LIABILITIES
Time deposits                                         1,045,219      2.87     8.25%      126        3,117
Interbank borrowings                                     75,216      7.16    10.02%      126          558
Long term debt                                           37,287      9.29     6.31%      126          360

            Sufinanciamiento's main assets are loans, where the risk factor is the DTF. Its main liability is time deposits, where the DTF is the risk factor. In 2006, the average VaR for the DTF factor was Ps (2,766) million with a standard deviation of Ps 308 million of local currency. Other risk factor that applies for the table above is the Consumer Loans Rate and its average VaR in 2006 was Ps 91 million with a standard deviation of Ps 1.5 million.


           AS OF DECEMBER 31, 2006
                   Ps million
------------------------------------------
          RISK FACTOR               VAR
---------------------------     ----------
DTF                                (3,654)
Consumer Loans Rate                    91
                                ----------

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

                      FOREIGN EXCHANGE RISK AND PRICE RISK
                             AS OF DECEMBER 31, 2006
                                FOREIGN CURRENCY


                                              NET POSITION       (Delta)e           VAR

Investments in Funds                           410,837,375       12.06%     49,546,987

Total Value at Risk                                                         49,546,987

            The VaR outcome is the RFOND risk factor. The average VaR for the RFOND factor in 2006 was Ps 11 million with a standard deviation of Ps 21 million.

                             AS OF DECEMBER 31, 2006

                   Ps million
         ------------------------------
         RISK FACTOR               VAR
         ------------------------------

            RFOND                   50
         ==============================

            As of December 31, 2006, the Total Market Risk VaR was Ps 3,524 million. During 2006, the average Total Market Risk VaR of Sufinanciamiento was Ps 2,694 million, with a standard deviation of Ps 287 million. The maximum value during 2006 was Ps 3,524 million in December and the minimum value was Ps 2,385 million in September.

            As of December 31, 2006, the Total Market Risk VaR increased 29.8% as compared to the same period of 2005, as a result of an increase in time deposits. The risk factor that presented the greatest variation was the DTF which is the risk factor that applies for time deposits.

      FIDUCIARIA BANCOLOMBIA

            The table below provides information about BC's Subsidiary Fiduciaria Bancolombia's VaR calculations for all balance sheet items that are in pesos. It illustrates the following information for each group of assets and liabilities described:

         NPV:       Sum of the net present value
         DUR:       Weighted average duration
         Y:         Weighted average yield
         (Delta)i:  Maximum variation of the interest rate
         VaR:       Value at risk for the group for changes in the interest rate

                      INTEREST RATE RISK IN LOCAL CURRENCY
                             AS OF DECEMBER 31, 2006
                                  (PS MILLION)

                                                                                 NPV        DUR        Y        (Delta)i  VAR

ASSETS
Trading Securities Issued By The Colombian Government-TES IPC Rate              3,362      15.00      8.02%     150        62
Trading Securities Issued By The Colombian Government-TES Fixed Rate           17,474      18.49      8.17%     150       399
Other Trading Securities Issued By The Colombian Government                     1,916      20.34      7.64%      30        10
Trading Securities Issued By Financial Institutions                            24,028      17.35      8.33%      30       103
Other Marketable Trading Securities                                             4,543      34.69      8.58%      30        39
Held To Maturity Securities Issued By The Colombian Government-TES                                    8.66%
Fixed Rate                                                                      4,344       6.18                250        55
Permanent Securities Available for sale issued by the Colombian                                       7.96%
Government - TES fixed rate                                                    13,483      12.66                250       349
Other Permanent Securities Available for sale                                   3,115      77.47      8.94%     126       250


            Fiduciaria Bancolombia's main asset is Trading Securities Issued by Financial Institutions, where the risk factor is the DTF. For 2006, the average VaR for the DTF factor was Ps 157 million with a standard deviation of Ps 171 million of local currency. Other risk factor that applies for the table above is the TES Rate and its average VaR in 2006 was Ps 946 million with a standard deviation of Ps 180 million.



            AS OF DECEMBER 31, 2006
                   PS MILLION
         ------------------------------
         RISK FACTOR               VAR
         ------------------------------
         DTF                       402
         TES Rate                  865
         ==============================

            The table below provides information about Fiduciaria Bancolombia's VaR calculations for all balance sheet items that are in UVR. It illustrates the following information for each group of assets and liabilities described:

         NPV:       Sum of the net present value
         DUR:       Weighted average duration
         Y:         Weighted average yield
         (Delta)i:  Maximum variation of the interest rate
         VaR:       Value at risk for the group for changes in the interest rate

                            INTEREST RATE RISK IN UVR
                             AS OF DECEMBER 31, 2006
                                      (UVR)

                                                                           NPV            DUR      Y      (Delta)i     VaR
ASSETS
Trading Securities Issued By The Colombian Government-TES Fixed
Rate                                                                    16,846,650      40.46     3.94%    12.4      70,164.04
Held To Maturity Securities Issued By Financial Institutions            16,813,050      13.65     4.85%    12.4      23,613.64
Permanent Securities Available for sale Issued By The Colombian        108,604,898      27.26%    3.35%   12.40     304,736.43
Government-TES Fixed Rate

            The risk factor for all positions in UVR is the real interest rate factor. In 2006, the average VaR for the real interest rate factor in 2006 was Ps 74 million with a standard deviation of Ps 16 million.


          AS OF DECEMBER 31, 2006
                 PS MILLION
     ----------------------------------
         RISK FACTOR               VAR
     ----------------------------------
     Real  interest rate           64
     ==================================

            The table below provides information about Fiduciaria Bancolombia's VaR calculations for changes in the price of a currency other than pesos. It illustrates the following information for each group which represent a specific currency:

NET POSITION:   Net position for the currency presented in the original currency
PRICE:          Price of the currency in Ps on the day of calculation
PESOS VALUE:    Net Position of that currency presented in Ps
(Delta)e:       Maximum variation of the price of the currency
VaR:            Value at risk for the group for changes in the price of the currency

                      FOREIGN EXCHANGE RISK AND PRICE RISK
                             AS OF DECEMBER 31, 2006
                                FOREIGN CURRENCY

                                                        NET POSITION    PRICE      PESOS VALUE      (Delta)E       VAR
UVR                                                      142,263,640   160.02     22,764,472,856    3.90%       887,814,441

Trading Securities - Non tradable - No registered in
Stock Exchange                                         1,372,827,049                                9.00%       148,265,321

TOTAL VALUE AT RISK
                                                                                                              1,036,079,763

            The VaR outcomes are the UVR and the IGBC risk factors. In 2006, the average VaR for the UVR factor was Ps 1,030 million with a standard deviation of Ps 228 million and the average VaR for the IGBC factor for the same period was Ps 143 million with a standard deviation of Ps 9 million.

                             AS OF DECEMBER 31, 2006
                                   Ps million

     -----------------------------
     RISK FACTOR               VAR
     -----------------------------
     UVR                       888
     IGBC                      148

            At December 31, 2006, the aggregate market VaR of Fiduciaria Bancolombia wIas equal to Ps 1,831 million of local currency. The average Total Market Risk VaR for 2006 was Ps 1,866 million with a standard deviation of Ps 258 million. The maximum value during 2006 was Ps 2,195 million in May and the minimum value was Ps 1,590 million in August.

            As of December 31, 2006, the total market risk VaR decreased 9.5% as compared to the same period of 2005, as a result of a decrease in the Securities issued by the Government. The risk factors that presented the greatest variation were The Real rate, the LIBOR and The TES Rate which is the risk factor associated to the Securities issued by the Government.

      BANCOLOMBIA PUERTO RICO INTERNACIONAL, INC.

            The table below provides information about BC's Subsidiary Bancolombia Puerto Rico's VaR calculations for all balance sheet items that are in a currency other than pesos or UVR. It shows the following information for each group of assets and liabilities described:

         NPV:       Sum of the net present value
         DUR:       Weighted average duration
         Y:         Weighted average market yield
         (Delta)i:  Maximum variation of the interest rate
         VaR:       Value at risk for the group for changes in the interest rate

INTEREST RATE RISK IN FOREIGN CURRENCY AS OF DECEMBER 31, 2006 (U.S. DOLLARS)

                                          NPV           DUR     Y (Delta)i         VAR

ASSETS
Other Marketable Trading Securities     1,176,346      11.64   4.33%   12.00        1,364
Other Held To Maturity Securities         303,375       0.16   3.98%   41.18           17
Commercial Loans- Variable Rate       111,361,462       4.43   7.09%   41.18      168,050

LIABILITIES
Time deposits                          18,864,136       2.24   4.37%   41.18       14,406

            Bancolombia Puerto Rico's main asset is Commercial Loans, where the risk factor is the LIBOR. In 2006, the average VaR for the LIBOR factor was Ps 289 million with a standard deviation of Ps 61 million. The average VaR for the Money Market factor for 2006 was Ps 5 million with a standard deviation of Ps
0.94 million.

               AS OF DECEMBER 31, 2006
                     Ps million
----------------------------------------------------
                RISK FACTOR                 VAR
-----------------------------------     ------------
LIBOR                                           344
Money Market US$                                  3
                                        ===========

            The table below provides information about Bancolombia Puerto Rico's VaR calculations for changes in the price of a currency other than pesos. It shows the following information for each group which represent an specific currency:

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


                      FOREIGN EXCHANGE RISK AND PRICE RISK
                             AS OF DECEMBER 1, 2006
                                FOREIGN CURRENCY

                                  NET POSITION             PRICE          PESOS VALUE         (Delta)e            VAR
                                ----------------       -------------     --------------     ------------     -------------
U.S. Dollars                          30,120,393            2,238.79     67,433,235,100            2.63%     1,773,494,083
European Currency Unit EUR               127,163            2,953.86        375,620,753            5.45%        20,471,331
TOTAL VALUE AT RISK                                                                                          1,793,965,414

            The VaR outcomes are the TRM and the EURO risk factors. In 2006, the average VaR for the TRM factor was Ps 1,770 million with a standard deviation of Ps 101 million and the average VaR for the EURO factor in 2006 was Ps 10 million with a standard deviation of Ps 9 million.

          AS OF DECEMBER 31, 2006
                 Ps million
--------------------------------------------
          RISK FACTOR                 VAR
-----------------------------      ---------
TRM                                    1,773
EURO                                      20
                                   =========

            At December 31, 2006, the aggregate market VaR of Bancolombia Puerto Rico was equal to Ps 1,785 million of local currency. The average Total Market Risk VaR for 2006 was Ps 1,771 million with a standard deviation of Ps 107 million. The maximum value during 2006 was Ps 1,936 million in June and the minimum value was Ps 1,590 million in January.

            As of December 31, 2006, the total market risk VaR increased 14% as compared to the same period of 2005. The risk factors that presented the greatest variation were EURO and LIBOR.

      VALORES BANCOLOMBIA

            Valores Bancolombia calculates the VaR in accordance with the External Circular 007 of October 2003 issued by the Superintency of Finance.

            The table below provides information about BC's Subsidiary Valores Bancolombia's VaR calculations for portfolio of investments. It shows the following information for each group of investments:

            S NPV:      Sum of the net present value
            VaR:        Value at risk for the group for changes in the interest
                        rate and foreign currency.

                            PORTFOLIO OF INVESTMENTS
                             AS OF DECEMBER 31, 2006
                                  (PS MILLION)

                                                                                     S NPV            VAR
                                                                                   -----------      ---------
ASSETS
Trading securities issued by the Colombian Government - TES fixed rate                   9,060            28
Trading securities issued by the Colombian Government - TES UVR rate                     9,878           532
Other trading securities issued by the Colombian Government                                147          0.27
Trading securities issued by financial institutions                                      3,596             1
Other marketable trading securities                                                     36,431           188
Trading Securities - Tradable                                                            2,035           121
Foreing exchange                                                                         9,896           265
Interest rates derivatives and others                                                   22,198         0.001
Cash management operations                                                             191,565           638

            As of December 31, 2006, the Total Market Risk VaR was Ps 849 million. In 2006, the average Total Market Risk VaR was Ps 4,769 million with a standard deviation of Ps 3,815 million. The maximum value during 2006 was Ps 13,135 million in June and the minimum value was Ps 765 million in October.

      FACTORING BANCOLOMBIA

            The table below provides information about BC's Subsidiary Factoring Bancolombia's VaR calculations for all balance sheet items that are in pesos. It shows the following information for each group of assets and liabilities described:

            NPV:        Sum of the net present value
            DUR:        Weighted average duration
            Y:          Weighted average yield
            (Delta)i:   Maximum variation of the interest rate
            VaR:        Value at risk for the group for changes in the interest
                        rate


                      INTEREST RATE RISK IN LOCAL CURRENCY
                             AS OF DECEMBER 31, 2006
                                  (PS MILLION)

                                                                               NPV         DUR          Y       (Delta)i      VAR
                                                                           ----------   ---------   ---------   ---------  --------
ASSETS
Other Held To Maturity  Securities Issued By The Colombian Government           2,012        2.33       6.06%         126         5
Commercial Loans- Fixed Rate                                                  169,208        3.19      15.07%         126       558
Commercial Loans- Variable Rate                                                11,152        2.80      15.13%         126        32
Consumer Loans - Fixed Rate                                                       233       17.64      22.61%         222         7
Consumer Loans - Variable Rate                                                  8,970        2.66      22.61%          30         6
Other Assets                                                                      245       25.27       9.00%         126         6
Other Rights Buyback Held To Maturity Securities Issued By The Colombian
Government                                                                      3,280        0.80       6.43%         126         3

LIABILITIES
Time deposits                                                                 158,265        3.15       5.03%         126       518
Overnight Funds                                                                 2,500        0.03       0.00%         135      0.09
Repurchase agreements                                                           5,011        0.03       0.00%         250      0.34
Interbank borrowings                                                           11,570        0.06       0.43%         126      0.68
Liabilities Contingencies                                                       6,511        1.03      15.07%         126         7

            Factoring Bancolombia's main asset are Commercial and Consumer loans, where the risk factors are the DTF and Consumer Loan Rate. For 2006, the average VaR for the DTF factor was Ps (17) million with a standard deviation of Ps 59 million of local currency. The average VaR for Consumer Loan Rate factor in 2006 was 10 Ps million with a standard deviation of Ps 2 million.

               AS OF DECEMBER 31, 2006
                      Ps million
-----------------------------------------------------
                  RISK FACTOR                   VAR
-----------------------------------------    --------
DTF                                                84
Repurchase Agreements' Rate                     (0.34)
Interbank Rate                                  (0.09)
Consumer Loan Rate                                  7
                                             ========

            The table below provides information about Factoring Bancolombia's VaR calculations for changes in the price of a currency other than pesos. It shows the following information for each group which represent a specific currency:

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



                      FOREIGN EXCHANGE RISK AND PRICE RISK
                             AS OF DECEMBER 31, 2006
                                FOREIGN CURRENCY

                                       NET POSITION       PRICE         PESOS VALUE       (Delta)e          VAR
                                      ---------------   ----------    ---------------    ----------    -----------
UVR                                        28,511,400       160.02      4,562,283,034           390    177,929,038

Investments in Funds                    4,043,004,444                                         1,206    487,586,336

TOTAL VALUE AT RISK                                                                                    665,515,374

            The VaR outcomes are the UVR and the RFOND risk factors. In 2006, the average VaR for the UVR factor was Ps 249 million with a standard deviation of Ps 23 million and the average VaR for the RFOND factor in 2006 was Ps 749 million with a standard deviation of Ps 629 million.

            AS OF DECEMBER 31, 2006
                   Ps million
------------------------------------------------
           RISK FACTOR                   VAR
-----------------------------------   ---------
UVR                                         178
RFOND                                       488
                                      =========

            At December 31, 2006, the aggregate market VaR of Factoring Bancolombia was equal to Ps 705 million of local currency. For 2006, the average Total Market Risk VaR was Ps 938 million with a standard deviation of Ps 593 million. The maximum value during 2006 was Ps 2,381 million in January and the minimum value was Ps 264 million in April. The variation of the VaR depends mostly of the position in ordinary common funds.

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

                      INTEREST RATE RISK IN LOCAL CURRENCY
                             AS OF DECEMBER 31, 2006
                                  (PS MILLION)

                               NPV         DUR         Y       (Delta)i    VAR
                             --------    -------    -------    --------  -------
ASSETS
Other Assets                    26          4.77      8.62%        126     0.13

            The risk factor that applies for Other Assets is the DTF, and its average VaR in 2006 was Ps 0.36 million with a standard deviation of Ps 0.09 million.

       AS OF DECEMBER 31, 2006
              Ps million
-------------------------------------
       RISK FACTOR             VAR
-------------------------    --------
DTF                              0.13
                             ========


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

                     INTEREST RATE RISK IN FOREIGN CURRENCY
                             AS OF DECEMBER 31, 2006
                                 (U.S. DOLLARS)

                                                NPV         DUR        Y        (Delta)i     VAR
ASSETS
Commercial Loans-Fixed Rate                   7,318,242      8.72    10.61%      41.18     21,671
Commercial Loans-Variable Rate               27,423,114      3.86    10.61%      41.18     35,911
Asset Contingencies                             443,056      3.22     8.58%      41.18        485

LIABILITIES
Interbank borrowings                         28,273,447      4.86     6.12%      41.18     46,802

                   Suleasing Internacional's main assets are loans, where the risk factor is the LIBOR, which is also the main risk factor for the liabilities. In 2006, the average VaR for the LIBOR factor was Ps 83 million with a standard deviation of Ps 33 million.

              AS OF DECEMBER 31, 2006
                     Ps million
----------------------------------------------------
             RISK FACTOR                      VAR
--------------------------------------     ---------
LIBOR                                             25
                                           =========

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

                      FOREIGN EXCHANGE RISK AND PRICE RISK
                             AS OF DECEMBER 31, 2006
                                FOREIGN CURRENCY

                            NET POSITION        PRICE          PESOS VALUE      (Delta)e        VAR
                          ----------------   ------------   ----------------    ---------   -----------
U.S. Dollars                    10,277,187       2,238.79     23,005,381,225         2.63%  605,041,526

            The VaR outcome is the TRM risk factor and its average VaR in 2006 was Ps 698 million with a standard deviation of Ps 116 million.

                AS OF DECEMBER 31, 2006
                       Ps million
--------------------------------------------------------
             RISK FACTOR                         VAR
---------------------------------------        ---------
TRM                                                  605
                                               =========

            As of December 31, 2006, the Total Market Risk VaR was equal to Ps 603 million of local currency. In 2006, the average Total Market Risk VaR was Ps 695 million with a standard deviation of Ps 115 million. The maximum value during 2006 was Ps 1,009 million in July and the minimum value was Ps 566 million in March.

            As of December 31, 2006, the total market risk VaR decreased 7% as compared to the same period of 2005.

ITEM  12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

            Not Applicable.

                                     PART II

ITEM  13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

            There has not been a material default in the payment of dividends, principal, interest, a sinking or purchase fund installment in BC operation or any of its subsidiaries.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

           None.

ITEM 15.   CONTROLS AND PROCEDURES

      Disclosure Controls and Procedures

            The Bank carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. As a result, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Bank files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the SEC and to provide reasonable assurance that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding disclosure.

            There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

      Management's Report on Internal Control Over Financial Reporting

            Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Bank's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

            The Bank's internal control over financial reporting includes those policies and procedures that:

            - Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

            - Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and

      - Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank's assets that could have a material effect on the financial statements.

            Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

            Management assessed the effectiveness of internal control over financial reporting as of December 31, 2006 based on criteria established in the Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. On this assessment, management concluded that the Bank's internal control over financial reporting was effective as of December 31, 2006. Management's assessment of the effectiveness of the Bank's internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche Ltda., an independent registered public accounting firm. The report of the independent registered public accounting firm to the board of directors and shareholders of Bancolombia S.A. expresses unqualified opinions on the management's assessment and on the effectiveness of the Bank's internal control over financial reporting as of December 31, 2006.

      Change in Internal Control over Financial Reporting

      No change in the Bank's internal control over financial reporting occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect the Bank's internal control over financial reporting.

ITEM 16. RESERVED

ITEM.16.A AUDIT COMMITTEE FINANCIAL EXPERT

      In compliance with the requirements of the Sarbanes Oxley Act regarding audit committee financial experts, Luis Alberto Zuleta Jaramillo served as the board of directors' audit committee financial expert until March 1, 2007, when he was removed from the board of directors at the general shareholders' meeting. Following the election of new directors at the March 1, 2007 meeting, Mr. Zuleta Jaramillo will continue to serve on the audit committee, in compliance with Colombian regulations, until the board of directors appoints a new member to fill his vacancy. Upon such appointment, the board intends to determine which director will serve as the audit committee financial expert.

      As of March 31, 2007, Mr. Zuleta Jaramillo did not own any shares of Bancolombia and there is no business relationship between Mr. Zuleta Jaramillo and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mr. Zuleta Jaramillo and the Bank, except in connection with his capacity as a member of the board (upon which he served until March 1, 2007) and as a member of the audit committee. During his term on the board, Mr. Zuleta Jaramillo was considered an independent director under Colombian law and the Bank's Corporate Governance Code, as well as under NYSE's director independence standards.

ITEM.16.B CORPORATE GOVERNANCE AND CODE OF ETHICS

      Under the NYSE's Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

      Corporate Governance in Colombia. In Colombia, a series of laws and regulations set forth corporate governance requirements. Among them, Resolution 275 of the Superintendency of Securities, now the Superintendency of Finance, (issued on May 23, 2001) contains the corporate governance standards to be followed by companies issuing securities that may be purchased by Colombian pension funds. Additionally, Law 964 of 2005 (issued on June 8, 2005) established new mandatory Corporate Governance requirements for all issuers whose securities are publicly traded in the Colombian market, and Decree 3139 of 2006 (issued on September 12, 2006) regulates the information system to the securities market named SIMEV (Sistema Integral de Informacion del Mercado de Valores). Bancolombia's corporate governance standards comply with these legal requirements and follow regional recommendations, including the OECD's White Paper on Corporate Governance for Latin America and the Andean Development Corporation's (CAF) Corporate Governance Code.

      Independence of Directors. Law 964 of 2005 requires the board of directors to be composed of at least 25% of independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law mandates that all directors exercise independent judgment under all circumstances. Bancolombia's Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia's management recommends to its shareholders to propose lists of directors of which at least 25% are independent directors.

      Structure of the Board of Directors. Bancolombia's board of directors includes nine (9) directors(11). Although there is no prohibition under Colombian regulations for officers to be members of the board of directors, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia's board of directors does not include any management members, however the CEO attends the monthly meetings of the board of directors (but is not allowed to vote) and committees have some officers or employees as permanent members to guarantee an adequate flow of information between employees, management and directors. In accordance with the Law 964 and the Bank's by-laws no executive officer can be elected as chairman of the board of directors.

      Committees of the Board of Directors. The board of directors has a "Board Issues Committee", a "Nomination, Compensation and Development Committee" and an "Audit Committee", each of which is composed of both directors and officers. These committees have their own charters which address various corporate governance subjects, in accordance with NYSE Corporate Governance Standards. Also, Bancolombia's Audit Committee complies with NYSE Corporate Governance Standards applicable to foreign private issuers.

      Bancolombia has adopted an Ethics Code and a Corporate Governance Code, both of which are directed to all employees, officers and directors. English translations of the Ethics Code and the Corporate Governance Code are available at Bancolombia's website at www.grupobancolombia.com.co. The Spanish versions of these codes will prevail for all legal purposes.

----------
(11) At the annual general shareholders' meeting of Bancolombia S.A. held on March 1, 2007, Bancolombia shareholders approved an amendment, to the by-laws, increasing the number of directors from seven to nine and eliminating the provision for alternate directors.

      On September 18, 2006, the board of directors of Bancolombia updated the Code of Ethics, updating corporate values by including a new chapter on internal controls and the prevention of improper conduct. The new chapter establishes the obligations of Bancolombia's collaborators to adopt a risk prevention position regarding the processes under their supervision and determines the responsibilities in the investigation of improper conducts and the applicable sanctions. Also, some additional minor changes were made.

      Also, a phone line called "linea etica" was made available for anonymous reporting of any evidence of improper conduct.

      On April 23, 2007, the board of directors of Bancolombia updated the Corporate Governance Code in order to reflect the changes adopted in the last amendment of Bancolombia's by-laws.

ITEM.16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The aggregate fees billed under the caption audit fees for professional services rendered to BC for the audit of its financial statements and for services that are normally provided in connection with statutory or regulatory filings or engagements, totaled Ps 4,134 million at December 31, 2005 and Ps 5,218 million at December 31, 2006.

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

      For those events in which additional services are required to be provided by the external auditors, such services must be previously approved by the Audit Committee. Whenever approval is not given at a meeting held by the Audit Committee, the approval will be obtained through the Vice Presidency of Internal Audit, who will be responsible of reaching each of the Audit Committee members. The approval will be obtained with the favorable vote of the majority of its members.

      Every request of approval of additional services must be adequately sustained, including complete and effective information regarding the characteristics of the service that will be provided by the external auditors. In all cases, the budget of the external auditors must be approved by the general shareholders meeting.

ITEM.16.D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable

ITEM.16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      Colombian law prohibits the repurchase of shares issued by entities supervised by the Superintendency of Finance. Therefore, neither Bancolombia nor any affiliated purchaser repurchase any shares during fiscal year 2006.

                                    PART III

                              FINANCIAL STATEMENTS

ITEM 17. FINANCIAL STATEMENTS

      Not applicable.

ITEM 18. FINANCIAL STATEMENTS

      Reference is made to pages F-1 through F-133.

ITEM 19. EXHIBITS

      The following exhibits are filed as part of this Annual Report.

      1. English Translation of Corporate by-laws (estatutos sociales) of the registrant, as amended on March 1, 2007.

      4.1. Master Stock Purchase Agreement among Bancolombia (Panama) S.A. and the Majority Shareholders of Banagricola S.A. and first amendment.

      4.2. Byssa Stock Purchase Agreement among Bancolombia (Panama) S.A. and the Majority Shareholders of Bienes y Servicios S.A.

      4.3. English Summary of the Stock Sale Agreement among Bancolombia S.A. and Portal de Inversiones S.A.

      4.4. English Summary of the Stock Purchase Agreement among Bancolombia S.A. and Textiles Fabricato Tejicondor S.A.

      7.    Selected Ratios' Calculation.

      8.1   List of Subsidiaries.

      11. English translation of the Ethics Code of the registrant, as amended on September 18, 2006.

      12.1 CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 10, 2007.

      12.2 CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 10, 2007.

      13.1 CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 10, 2007.

      13.2 CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 10, 2007.

      15(a) English Translation of Corporate Governance Code (Codigo de Buen
            Gobierno) of the registrant, as amended on April 23, 2007.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: May 10, 2007

BANCOLOMBIA S.A.

By: /s/ JAIME ALBERTO VELASQUEZ BOTERO
    -----------------------------------------
    Name: Jaime Alberto Velasquez Botero.
    Title: Vice President, Finance.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                                                Page
                                                                                                                                ----

                 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                         F-2

                 CONSOLIDATED BALANCE SHEETS
                 Year Ended December 31, 2005 and 2006                                                                           F-6

                 CONSOLIDATED STATEMENTS OF OPERATIONS
                 Year Ended December 31, 2004, 2005 and 2006                                                                     F-8

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 Year Ended December 31, 2004, 2005 and 2006                                                                    F-10

                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Year Ended December 31, 2004, 2005 and 2006                                                                    F-11

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                                     F-13

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and shareholders of Bancolombia S.A.:

We have audited the accompanying consolidated balance sheets of Bancolombia S.A. and subsidiaries (the "Bank") as at December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bancolombia S.A. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Colombia and the regulations of the Colombian Superintendency of Finance, collectively "Colombian GAAP".

Colombian GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

Our audits also comprehended the translation of Colombian pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2c. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Bank's internal control over financial reporting as at 31 December 2006, based on the criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our report dated May 7, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Bank's internal control over financial reporting and an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting.

/s/ Deloitte & Touche Ltda.
Deloitte & Touche Ltda.

Medellin, Colombia
May 7, 2007

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Bancolombia S.A.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Bancolombia S.A. and subsidiaries (the "Bank") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Bank maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission .

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Bank and our report dated May 7, 2007, expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding to the nature and effect of differences between accounting principles generally accepted in Colombia and in the United States of America and that our audit also comprehended the translation of Colombian Pesos amounts into U.S. dollars amounts in accordance with note 2c. of such consolidated financial statements.

/s/ Deloitte & Touche Ltda.
Deloitte & Touche Ltda.

Medellin - Colombia

May 7, 2007

Auditoria. Impuestos. Consultoria. Finanzas Corporativas.

                                                               Una Firma miembro
                                                                   de Deloitte &
                                                                 Touche Tohmatsu

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 2005 and 2006

           (Stated in millions of pesos and thousands of U.S. Dollars)

                                                  Notes        2005            2006          2006(1)
                                                 ------   -------------   -------------   -------------
                                                                                           U.S. Dollar
ASSETS
Cash and cash equivalents:
   Cash and due from banks                         4      Ps  1,241,435   Ps  1,548,752   US$   691,781
   Overnight funds                                              488,587         457,614         204,402
                                                          -------------   -------------   -------------
         TOTAL CASH AND CASH EQUIVALENTS                      1,730,022       2,006,366         896,183
                                                          -------------   -------------   -------------
Investment securities:                             5
   Debt securities:                                           8,264,885       5,530,559       2,470,334
      Trading securities                                      5,400,950       2,605,852       1,163,956
      Available for sale                                      1,842,556       1,810,584         808,733
      Held to maturity                                        1,021,379       1,114,123         497,645
   Equity securities                                            268,286         224,787         100,406
      Trading securities                                         50,805          61,640          27,533
      Available for sale                                        217,481         163,147          72,873
   Market value allowance                                       (73,468)        (77,585)        (34,655)
                                                          -------------   -------------   -------------
         TOTAL INVESTMENT SECURITIES                          8,459,703       5,677,761       2,536,085
                                                          -------------   -------------   -------------
Loans and financial leases:                        6
   Commercial loans                                          11,949,501      16,028,505       7,159,449
   Consumer loans                                             2,437,727       3,587,260       1,602,321
   Small business loans                                         115,031          91,078          40,682
   Mortgage loans                                             1,463,437       1,385,445         618,837
   Financial leases                                           2,660,556       3,553,286       1,587,146
   Allowance for loans and financial leases
      losses                                       7           (705,882)       (834,183)       (372,604)
                                                          -------------   -------------   -------------
         LOANS AND FINANCIAL LEASES, NET                     17,920,370      23,811,391      10,635,831
                                                          -------------   -------------   -------------
Accrued interest receivable on loans and
financial leases:
   Accrued interest receivable on loans and
      financial leases                                          206,921         266,934         119,231
   Allowance for accrued interest losses           7             (8,655)        (11,644)         (5,201)
                                                          -------------   -------------   -------------
         INTEREST ACCRUED, NET                                  198,266         255,290         114,030
                                                          -------------   -------------   -------------
Customers' acceptances and derivatives             8            133,420         166,395          74,324
Accounts receivable, net                           9            590,313         562,598         251,296
Premises and equipment, net                        10           623,729         712,722         318,351
Operating leases, net                              11           143,974         167,307          74,731
Foreclosed assets, net                             15            31,360          18,611           8,313
Prepaid expenses and deferred charges              12            26,898          46,462          20,753
Goodwill                                           14            50,959          40,164          17,940
Other                                              13           563,588         675,265         301,620
Reappraisal of assets                              16           330,915         348,364         155,604
                                                          -------------   -------------   -------------
         TOTAL ASSETS                                     PS 30,803,517   PS 34,488,696   US$15,405,061
                                                          =============   =============   =============
Memorandum accounts                                25     PS138,595,535   PS153,080,705   US$68,376,536
                                                          =============   =============   =============

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 2005 and 2006

           (Stated in millions of pesos and thousands of U.S. Dollars)

                                                  Notes        2005            2006          2006(1)
                                                 ------   -------------   -------------   -------------
                                                                                           U.S. Dollar
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
   Non-interest bearing:                                  Ps  3,530,279   Ps  4,580,649   US$ 2,046,038
      Checking accounts                                       3,171,182       4,121,506       1,840,952
      Other                                                     359,097         459,143         205,086
   Interest bearing:                                         14,854,703      18,635,818       8,324,058
      Checking accounts                                       1,068,409       1,244,348         555,813
      Time deposits                                           6,259,800       7,377,586       3,295,345
      Savings deposits                                        7,526,494      10,013,884       4,472,900
                                                          -------------   -------------   -------------
         TOTAL DEPOSITS                                      18,384,982      23,216,467      10,370,096
                                                          -------------   -------------   -------------
Overnight funds                                               1,329,913       1,007,045         449,817
Bank acceptances outstanding                                     63,126          64,030          28,600
Interbank borrowings                               17         1,705,468       1,066,845         476,527
Borrowings from domestic development banks         18         2,222,083       2,449,581       1,094,154
Accounts payable                                              1,250,084         988,723         441,633
Accrued interest payable                                        182,292         190,121          84,921
Other liabilities                                  19           459,968         387,697         173,173
Long-term debt                                     20         1,648,312       1,302,702         581,878
Accrued expenses                                   21           130,859         119,984          53,593
Minority interest in consolidated subsidiaries                   49,140          48,889          21,837
                                                          -------------   -------------   -------------
         TOTAL LIABILITIES                                   27,426,227      30,842,084      13,776,229
                                                          -------------   -------------   -------------
Stockholders' equity (2)                         22, 24
   Subscribed and paid in capital:                              430,684         430,684         192,374
      Nonvoting preference shares                               121,422         121,422          54,236
      Common shares                                             309,262         309,262         138,138
   Retained earnings:                                         2,712,879       3,063,136       1,368,211
      Appropriated                                 23         1,765,998       2,313,607       1,033,419
      Unappropriated                                            946,881         749,529         334,792
   Reappraisal of assets                           16           110,479         140,693          62,843
   Gross unrealized net gain or loss on
      investments                                               123,248          12,099           5,404
         STOCKHOLDERS' EQUITY                                 3,377,290       3,646,612       1,628,832
                                                          -------------   -------------   -------------
         TOTAL LIABILITIES AND STOCKHOLDERS'
            EQUITY                                        Ps 30,803,517   Ps 34,488,696   US$15,405,061
                                                          =============   =============   =============
Memorandum accounts                                25     Ps138,595,535   Ps153,080,705   US$68,376,536
                                                          =============   =============   =============

----------
The accompanying notes, numbered 1 to 30, form an integral part of these Consolidated Financial Statements

(1)  See note 2 (z)

(2) A summary of significant adjustments to stockholders' equity that would be required if U.S. GAAP had been applied is disclosed in Note 31.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                      Consolidated Statements of Operations

                  Years ended December 31, 2004, 2005 and 2006

  (Stated in millions of pesos and thousands of U.S. Dollars, except per share data)

                                                 Note       2004        2005(2)         2006        2006 (1)
                                                 ----   -----------   -----------   -----------   ------------
                                                                                                   U.S. Dollar
   Interest income and expenses:
   Interest on loans                                    Ps1,140,955   Ps2,050,274   Ps2,312,525   US$1,032,935
   Interest on investment securities                        549,328       824,709       273,197        122,029
   Overnight funds                                           18,375        33,629        43,863         19,592
   Leasing                                                   94,450       291,472       384,147        171,587
                                                        -----------   -----------   -----------   ------------
      TOTAL INTEREST INCOME                               1,803,108     3,200,084     3,013,732      1,346,143
                                                        -----------   -----------   -----------   ------------
Interest expense
   Checking accounts                                         13,505        20,311        32,676         14,595
   Time deposits                                            267,558       449,367       459,513        205,251
   Saving deposits                                          141,288       241,889       264,381        118,091
                                                        -----------   -----------   -----------   ------------
      TOTAL INTEREST ON DEPOSITS                            422,351       711,567       756,570        337,937
                                                        -----------   -----------   -----------   ------------
Interbank borrowings                                          7,389        54,630        94,872         42,376
   Borrowings from domestic development banks                73,549       156,509       180,507         80,627
   Overnight funds                                           41,215        73,910       100,876         45,058
   Bonds                                                     41,239       153,658       113,404         50,654
                                                        -----------   -----------   -----------   ------------
      TOTAL INTEREST EXPENSE                                585,743     1,150,274     1,246,229        556,652
                                                        -----------   -----------   -----------   ------------
      NET INTEREST INCOME                                 1,217,365     2,049,810     1,767,503        789,491
                                                        -----------   -----------   -----------   ------------
Provision for loan, accrued interest losses
   and other receivables, net                      7       (110,455)     (185,404)     (266,107)      (118,862)
Recovery of charged-off loans                                49,032        61,829        70,746         31,600
Provision for foreclosed assets and other
assets                                                      (33,127)      (63,969)      (44,353)       (19,811)
Recovery of provisions for foreclosed assets
and other assets                                             27,926        56,504        89,532         39,991
                                                        -----------   -----------   -----------   ------------
      TOTAL NET PROVISIONS                                  (66,624)     (131,040)     (150,182)       (67,082)
                                                        -----------   -----------   -----------   ------------
      NET INTEREST INCOME AFTER PROVISION FOR
         LOANS AND ACCRUED INTEREST LOSSES                1,150,741     1,918,770     1,617,321        722,409
                                                        -----------   -----------   -----------   ------------

Commissions from banking services                            53,082       101,355       162,273         72,482
Electronic services and ATMs fees                            39,163       101,299        85,049         37,989
Branch network services                                      37,929        48,984        62,403         27,874
Collections and payments fees                                38,654        56,670        74,708         33,370
Credit card merchant fees                                     8,251        10,076         8,150          3,640
Credit and debit card annual fees                            80,290       205,606       238,898        106,709
Checking fees                                                49,391        54,846        60,083         26,837
Warehouse services                                           49,072        62,155        72,494         32,381
Fiduciary activities                                         50,425        60,131        62,114         27,744
Brokerage fees                                                8,669        68,231        67,034         29,942
Check remittance                                             10,850        10,579        11,040          4,931
International operations                                     23,997        36,484        34,281         15,312
                                                        -----------   -----------   -----------   ------------
      FEES AND OTHER SERVICE INCOME                     PS  449,773   PS  816,416   PS  938,527   US$  419,211

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                      Consolidated Statements of Operations

                  Years ended December 31, 2004, 2005 and 2006

           (Stated in millions of pesos and thousands of U.S. Dollars, except per share data)

                                                 Note       2004        2005(2)         2006         2006 (1)
                                                 ----   -----------   -----------   -----------   ------------
                                                                                                  U.S. Dollar
      FEES AND OTHER SERVICE EXPENSES                       (40,715)      (48,087)      (70,866)       (31,654)
                                                        -----------   -----------   -----------   ------------
      TOTAL FEES AND INCOME FROM SERVICES, NET              409,058       768,329       867,661        387,557
                                                        -----------   -----------   -----------   ------------
Other operating income:
   Net foreign exchange gains (expenses)                   (100,925)      (53,361)       58,008         25,910
   Forward contracts in foreign currency                    149,381       141,055        45,073         20,133
   Gains (losses) on sales of investments on
      equity securities                                         (27)        8,097        75,697         33,812
   Gain on sale of mortgage loan                                 --            --        14,371          6,419
   Dividend income                                           30,546        42,731        21,199          9,469
   Revenues from commercial subsidiaries                     78,973        45,020        40,323         18,011
   Communication, postage, rent and others                    7,447        10,406        16,762          7,487
                                                        -----------   -----------   -----------   ------------
      TOTAL OTHER OPERATING INCOME                          165,395       193,948       271,433        121,241
                                                        -----------   -----------   -----------   ------------
      TOTAL OPERATING INCOME                              1,725,194     2,881,047     2,756,415      1,231,207
                                                        -----------   -----------   -----------   ------------
   Operating expenses
   Salaries and employee benefits                           363,557       615,121       690,117        308,254
   Bonus plan payments                                       32,923        26,826        35,771         15,978
   Compensation                                              15,169         8,030         6,375          2,848
   Administrative and other expenses              27        393,592       793,179       882,182        394,044
   Deposit security, net                                     22,945        55,050        67,813         30,290
   Donation expenses                                         11,060           615        22,596         10,093
   Depreciation                                   10         46,872        87,633       104,553         46,701
   Merger expenses                                               --        45,703        35,779         15,981
   Goodwill amortization                                     26,303        22,648        25,814         11,530
                                                        -----------   -----------   -----------   ------------
      TOTAL OPERATING EXPENSES                              912,421     1,654,805     1,871,000        835,719
                                                        -----------   -----------   -----------   ------------
      NET OPERATING INCOME                                  812,773     1,226,242       885,415        395,488
                                                        -----------   -----------   -----------   ------------
  Non-operating income (expense)
   Other income                                              51,514       109,770       194,589         86,917
   Minority interest                                         (2,425)       (6,496)       (6,352)        (2,837)
   Other expense                                            (44,374)     (105,120)     (149,243)       (66,662)
                                                        -----------   -----------   -----------   ------------
      TOTAL NON-OPERATING INCOME (EXPENSE)        28          4,715        (1,846)       38,994         17,418
                                                        -----------   -----------   ----------    ------------
Income before income taxes                                  817,488     1,224,396       924,409        412,906
                                                        -----------   -----------   ----------    ------------
   Income tax expense                             21       (238,810)     (277,515)     (174,880)       (78,114)
                                                        -----------   -----------   ----------    ------------
      NET INCOME                                        PS  578,678   PS  946,881   PS  749,529   US$ 334,792
                                                        -----------   -----------   ----------    ------------
EARNINGS (LOSS) PER SHARE                               PS    1,003   PS    1,301   PS    1,030   US$    0.46
                                                        ===========   ===========   ===========   ============

----------
The accompanying notes, numbered 1 to 30, form an integral part of these Consolidated Financial Statements

(1)  See Note 2 (z).

(2) The consolidated statement of operations for the year ended December 31, 2005 includes Conavi's and Corfinsura's results since the beginning of the year.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 2004, 2005 and 2006

 (Stated in millions of pesos and thousands of U.S. Dollars, except share data)

                                        Non Voting
                                    Preference Shares        Voting Common Shares           Retained Earnings
                                ------------------------   ------------------------   -----------------------------
                                   Number      Par Value      Number      Par Value   Appropriated   Unappropriated
                                -----------   ----------   -----------   ----------   ------------   --------------
BALANCE AT DECEMBER 31, 2003    178,435,787      101,579   398,259,608      253,540        740,354         469,384
Net income                               --           --            --           --             --         578,678
Transfer to appropriated
   retained earnings                     --           --            --           --        469,384        (469,384)
Valuation of investment                  --           --            --           --             --              --
Dividends declared                       --           --            --           --       (156,861)             --
Other                                    --           --            --           --        (42,396)             --
                                -----------   ----------   -----------   ----------   ------------     -----------
BALANCE AT DECEMBER 31, 2004    178,435,787   Ps 101,579   398,259,608   Ps 253,540   Ps 1,010,481     Ps  578,678
Net income                               --           --            --           --             --         946,881
Transfer to appropriated
   retained earnings                     --           --            --           --        578,678        (578,678)
Issuance of preference and
   common shares                 39,686,634       19,843   111,444,976       55,722        160,646              --
Valuation of investment                  --           --            --           --             --              --
Merger effect                            --           --            --           --        193,673              --
Dividends declared                       --           --            --           --       (216,838)             --
Other                                    --           --            --           --         39,358              --
                                -----------   ----------   -----------   ----------   ------------     -----------
BALANCE AT DECEMBER 31, 2005    218,122,421   Ps 121,422   509,704,584   Ps 309,262   Ps 1,765,998     Ps  946,881
Net income                               --                                                                749,529
Transfer to appropriated
   retained earnings                                                                       946,881        (946,881)
Valuation of investment
Dividends declared                                                                        (369,736)
Other                                                                                      (29,536)
                                -----------   ----------   -----------   ----------   ------------     -----------
BALANCE AT DECEMBER 31,2006     218,122,421   PS 121,422   509,704,584   PS 309,262   Ps 2,313,607     PS  749,529
                                ===========   ==========   ===========   ==========   ============     ===========
BALANCE AT DECEMBER 31,
   2006(1)                      218,122,421   US$ 54,236   509,704,584   US$138,138   US$1,033,418     US$ 334,792
                                ===========   ==========   ===========   ==========   ============     ===========

                                            Surplus                  Total
                                ------------------------------   --------------
                                              Gross unrealized
                                              gain or loss on
                                                investments
                                Reappraisal     available for     Stockholders'
                                 of assets          sale             equity
                                -----------   ----------------   --------------
BALANCE AT DECEMBER 31, 2003         30,086          94,436          1,689,379
Net income                               --              --            578,678
Transfer to appropriated
   retained earnings                     --              --                 --
Valuation of investment              12,151           9,772             21,923
Dividends declared                       --              --           (156,861)
Other                                    --              --            (42,396)
                                -----------      ----------       ------------
BALANCE AT DECEMBER 31, 2004    Ps   42,237      Ps 104,208       Ps 2,090,723
Net income                               --              --            946,881
Transfer to appropriated
   retained earnings                     --              --                 --
Issuance of preference and
   common shares                         --              --            236,211
Valuation of investment            (179,033)         31,690           (147,343)
Merger effect                       247,275         (12,650)           428,298
Dividends declared                       --              --           (216,838)
Other                                    --              --             39,358
                                -----------      ----------       ------------
BALANCE AT DECEMBER 31, 2005    Ps  110,479      Ps 123,248       Ps 3,377,290
Net income                                                             749,529
Transfer to appropriated
   retained earnings
Valuation of investment              30,214        (111,149)           (80,935)
Dividends declared                                                    (369,736)
Other                                                                  (29,536)
                                -----------      ----------       ------------
BALANCE AT DECEMBER 31,2006     PS  140,693      PS  12,099       PS 3,646,612
                                ===========      ==========       ============
BALANCE AT DECEMBER 31,
   2006(1)                      US$  62,843      US   5,404       US$1,628,831
                                ===========      ==========       ============

The accompanying notes, numbered 1 to 30, form an integral part of these Consolidated Financial Statements

(1)  See note 2 (z)

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 2004, 2005 and 2006

           (Stated in millions of pesos and thousands of U.S. Dollars)

                                                                            2004          2005(1)         2006          2006(2)
                                                                        ------------   ------------   ------------   -------------
Cash flows from operating activities:
   Net income                                                           Ps   578,678   Ps   946,881   Ps   749,529   US$   334,792
   Adjustments to reconcile net income to net cash provided (used) by operating activities:
         Depreciation                                                         46,872         87,633        104,553          46,701
         Amortization                                                         39,377         77,111         42,905          19,164
         Minority interest                                                     1,719          5,862           (251)           (112)
         Provision for loan, accrued interest and accounts receivable
            losses                                                           191,207        395,369        600,357         268,162
         Provision for foreclosed assets                                      23,002         44,665         22,044           9,846
         Provision for losses on investment securities and equity
            investments                                                        2,821         10,317         12,200           5,449
         Provision for premises and equipment                                  2,223            302            830             371
         Provision for other assets                                            4,953          1,825          1,600             714
         Reversal of provision for investments                                (4,500)        (5,330)       (27,593)        (12,325)
         Reversal of provision for loans and accounts receivable             (85,152)      (220,224)      (334,166)       (149,262)
         Reversal of provision for foreclosed assets                         (17,239)       (45,445)       (54,298)        (24,253)
         Reversal of provision for other assets                                  (38)        (3,943)          (880)           (393)
         Reversal of provision for premises and equipment                     (6,149)        (1,787)        (6,761)         (3,020)
         Gain on sales of premises and equipment                                (839)            --             --              --
         Loss on sales on investments securities                                  27             --             --              --
         Realized and unrealized (gain) loss on derivative financial
            instruments                                                     (129,616)       (67,180)        15,449           6,901
         Loss on sales on foreclosed assets                                    3,433             --             --              --
         Valuation gain on investment securities                            (266,428)      (476,139)      (159,249)        (71,132)
         Foreclosed assets donation                                           10,854             45         20,888           9,330
         (Increase) in accounts receivable                                   (28,454)      (514,867)       (38,311)        (17,112)
         Decrease (increase) in other assets                                (161,362)        92,256       (187,584)        (83,788)
         Increase (Decrease) in accounts payable                             293,293        593,764       (253,531)       (113,245)
         Increase (Decrease) in other liabilities                             58,614        227,036        (72,270)        (32,281)
         (Increase) in loans                                              (1,565,627)    (8,521,859)    (6,182,386)     (2,761,485)
         Increase (Decrease) in other                                         15,476         59,210        (10,875)         (4,857)
                                                                        ------------   ------------   ------------   -------------
         Net cash used in operating activities                              (992,855)    (7,314,498)    (5,757,800)     (2,571,835)
                                                                        ------------   ------------   ------------   -------------
  Cash flows from investing activities:
         Increase in customers' acceptances                             Ps   118,021   Ps   (25,813)  Ps   (47,520)  US$   (21,226)
         Proceeds from sales of premises and equipment                        48,454         92,815         53,217          23,771
         Proceeds from sales of foreclosed assets                             16,315         98,090         61,791          27,600
         (Purchases) of premises and equipment                               (96,333)      (589,212)      (260,925)       (116,548)
         (Sales) purchases of investment securities                         (635,634)    (2,719,300)     2,845,435       1,270,970
                                                                        ------------   ------------   ------------   -------------
         Net cash (used in) provided by investing activities                (549,178)    (3,143,420)     2,651,998       1,184,567
                                                                        ------------   ------------   ------------   -------------
Cash flows from financing activities:

                        BANCOLOMBIA S.A. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 2004, 2005 and 2006

           (Stated in millions of pesos and thousands of U.S. Dollars)

                                                                            2004          2005(1)         2006          2006(2)
                                                                        ------------   ------------   ------------   -------------
   Dividends declared                                                       (156,861)      (216,838)      (369,736)       (165,150)
   Increase in deposits                                                    1,630,119      6,522,866      4,831,484       2,158,078
   Increase (decrease) in long-term debt                                     480,713      1,095,781       (345,610)       (154,374)
   Increase (decrease) in overnight funds                                   (501,645)       713,419       (322,868)       (144,215)
   Increase (decrease) in interbank borrowings and borrowings from
      domestic development banks                                            (107,395)     2,823,352       (411,124)       (183,637)
                                                                        ------------   ------------   ------------   -------------
         Net cash provided by financing activities                         1,344,931     10,938,580      3,382,146       1,510,702
                                                                        ------------   ------------   ------------   -------------
Increase in cash and cash equivalents                                       (197,101)       480,662        276,344         123,434
Cash and cash equivalents at beginning of year                             1,446,461      1,249,360      1,730,022         772,749
                                                                        ------------   ------------   ------------   -------------
Cash and cash equivalents at end of year                                Ps 1,249,360   Ps 1,730,022   Ps 2,006,366   US$   896,183
                                                                        ============   ============   ============   =============
Supplemental disclosure of cash flows information:
      Cash paid during the year for:
            Interest                                                    Ps   173,846   Ps 1,033,420   Ps 1,238,419   US$   553,164
                                                                        ============   ============   ============   =============
            Income taxes                                                Ps   207,856   Ps   190,014   Ps   161,967   US$    72,346
                                                                        ============   ============   ============   =============

----------
The accompanying notes, numbered 1 to 30, form an integral part of these Consolidated Financial Statements

(1) The consolidated statements of cash flows for the year ended December 31, 2005, includes Conavi and Corfinsura's result since the beginning of the year.

(2)  See note 2 (z)

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(1) ORGANIZATION AND BACKGROUND

               Bancolombia S.A. (the "Bank"), previously known as Banco Industrial Colombiano S.A. is a private commercial bank incorporated under Colombian law on January 24, 1945. On April 3, 1998, Banco Industrial Colombiano S.A. merged with Banco de Colombia S.A. and the surviving entity was renamed Bancolombia S.A. The registered office and business address of the Bank is in Medellin.

               On July 30, 2005, Conavi Banco Comercial y de Ahorros S.A. ("Conavi") and Corporacion Financiera Nacional y Suramericana S.A. (post-spin off) ("Corfinsura") were merged into the Bank (the "Conavi/Corfinsura merger"). The Conavi/Corfinsura merger was approved at the Bank's ordinary shareholders' meeting held on March 28, 2005 and was also duly approved at the annual shareholder meetings of Conavi and Corfinsura, respectively. The Superintendency of Finance approved the transaction on July 19, 2005. The Conavi/Corfinsura merger was formalized and registered in the Commercial Registry of the Medellin Chamber of Commerce on August 1, 2005. As a result of the Conavi/Corfinsura merger, the Bank acquired the entire property, rights and obligations of Conavi and Corfinsura, entities which were dissolved without being liquidated.

               On April 18, 2006, the Bank amended its by-laws adapting them to recent legal provisions relating to the public security market and providing for more stringent internal corporate governance provisions.

               The Bank's business purpose is to carry out all operations, transactions, acts and services inherent to the banking business, through banking establishments that carry its name and according to all applicable legislation.

               On June 30, 2006, the Bank completed the acquisition of 94.57% of Comercia S.A. (now Factoring Bancolombia S.A.). This acquisition improved the offer of credit and the financial services for the commercial clients of the Bank.

               On a non-consolidated basis, the Bank has 12,520 employees and operates through 701 branches and 211 mobile branches ("Puntos de Atencion Moviles") in Colombia. In the international arena, the Bank has an agency in Miami, Florida, United States of America and a representation office in Madrid. During the second half of 2006, the Bank also provided banking services through Non-Banking Correspondent ("Corresponsales no Bancarios") arrangements, opening two Points of Service, one in Chipata (Santander) and one in La Francia district in Medellin.

               In December 2006, the Bank announced its intention to purchase, through its subsidiary Bancolombia Panama, a controlling stake in Banagricola S.A. ("Banagricola"), holding company of the Conglomerado Financiero Internacional Banagricola S.A., owner of Banco Agricola, S.A. and controlling shareholder of other financial institutions in El Salvador and Panama.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               On December 22, 2006, Bancolombia Panama, S.A., entered into a Stock Purchase Agreement with a group of shareholders of Banagricola to acquire a controlling stake of 52.9% and up to 100% of all issued and outstanding shares of Banagricola for a total price of up to US $900,000. The planned acquisition will be conducted through simultaneous tender offers on the Panamanian and the Salvadorian stock exchanges.

               The attached financial statements consolidate the assets, liabilities, earnings, contingent accounts and memorandum accounts of the Bank and subsidiaries in which it holds, directly or indirectly, 50% or more of the outstanding voting shares (the "Subsidiaries"). The Bank has the following subsidiaries making up the Bancolombia Group, which is currently registered as a corporate group:

                                                                                       PARTICIPATION  PARTICIPATION
                                                                                         PERCENTAGE    PERCENTAGE        DATE OF
              ENTITY                       LOCATION                  BUSINESS             DEC-2005      DEC-2006        CREATION
----------------------------------  ----------------------  -------------------------  -------------  -------------  --------------
Leasing Bancolombia S.A. (formerly
   Leasing Colombia S.A.)                  Colombia                  Leasing                 100            100       December 1978
Fiduciaria Bancolombia S.A.
   (formerly Fiducolombia S.A.)            Colombia                   Trust                98.81          98.81        January 1992
Bancolombia Panama S.A.                     Panama                   Banking                 100            100        January 1973
Bancolombia Cayman                      Cayman Islands               Banking                 100            100         August 1987
Sistema de Inversiones y Negocios
   S.A.                                     Panama                 Investments               100            100      September 1975
Sinesa Holding Company Ltd.         British Virgin Islands         Investments               100            100           June 1988
Future Net Inc.                             Panama                  E-commerce             99.58            100       November 2000
Banca de Inversion Bancolombia
   S.A. (formerly Colcorp S.A.
   Corporacion Financiera)                 Colombia             Investment Banking           100            100           July 1994
Inversiones Valsimesa S.A.(1)              Colombia                Investments                --          71.75       December 2006
Inmobiliaria Bancol S.A.                   Colombia             Real estate broker         99.09          99.09           June 1995
Fundicom S.A.                              Colombia             Metals engineering         79.90          79.90            May 2000
Compania Metalurgica
   Colombiana S.A.  COMECOL(2)             Colombia             Metals engineering         40.51             --       December 1996
Valores Simesa S.A.                        Colombia                Investments             71.75          71.75       December 2000
Todo UNO Colombia S.A.                     Colombia                 E-commerce             89.55          89.92           June 2001
Almacenes Generales de Deposito
   Mercantil S.A. ALMACENAR                Colombia         Warehousing and logistics      98.25          98.31       February 1953
Unicargo de Colombia S.A.                  Colombia              Freight service           98.35          98.41         August 1994
Ditransa S.A.                              Colombia              Freight service           52.69          52.73      September 1994
Compania Suramericana de
   Financiamiento Comercial S.A.
   Sufinanciamiento                        Colombia             Financial services         99.99          99.98       November 1971
Renting Colombia S.A. (formerly
   Compania Suramericana de
   Arrendamiento Operativo S.A.
   Surenting)                              Colombia             Operating leasing          75.50          75.50        October 1997

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                                       PARTICIPATION  PARTICIPATION
                                                                                         PERCENTAGE    PERCENTAGE        DATE OF
              ENTITY                       LOCATION                  BUSINESS             DEC-2005      DEC-2006        CREATION
              ------                ----------------------  -------------------------  -------------  -------------  --------------
Patrimonio Autonomo Localiza               Colombia                 Car Rental                --          75.50       December 2006
Suleasing Internacional S.A.                Panama                   Leasing                  76            100         August 1993
Suleasing International USA, Inc.            USA                     Leasing                  76            100           July 2003
Suleasing Internacional do Brasil
   Locacao de Bens S.A.(3)                  Brazil                   Leasing                 100            100       December 2005
Inversiones CFNS Ltda.                     Colombia                Investments               100            100          April 1998
Valores Bancolombia S.A. (formerly
   Suvalor S.A.)                           Colombia            Securities Brokerage          100            100            May 1991
Suvalor Panama S.A.                         Panama             Securities Brokerage          100            100          April 2005
Bancolombia Puerto Rico
   Internacional, Inc (formerly
   Banco Corfinsura Internacional
   Inc.)                                 Puerto Rico                 Banking                 100            100       December 1997
Multienlace S.A.                           Colombia               Contact Center           98.20          98.20          March 1997
3001 S.A. (4)                              Colombia                 E-commerce             98.96             --       December 2000
Inversiones IVL S.A. (5)                   Colombia                Investments                --          98.31       December 2006
Factoring Bancolombia S.A
   (formerly Comercia S.A.)                Colombia             Financial Services            --          99.97      September 1980
Patrimonio Autonomo CV
   Sufinanciamiento                        Colombia              Loan Management              --            100            May 2006

(1) Entity resulting from the spin-off of Valores Simesa S.A. that ocurred on December 21, 2006.

(2)  It merged with Valores Simesa S.A., on December 21, 2006.

(3)  It was pre-operational and therefore was not consolidated in 2005.

(4)  Entity wound up in June 29, 2006.

(5) Entity resulting from the spin-off of Almacenar S.A. that took place on December 13, 2006

(2) MAIN ACCOUNTING POLICIES

(A) BASIC ACCOUNTING AND CONSOLIDATION POLICY

               Accounting practices and the preparation of financial statements of the Bank and its Subsidiaries follow generally accepted accounting principles in Colombia and the special regulations of the Superintendency of Finance, collectivelly "Colombian GAAP".

               For consolidation purposes, financial statements of foreign subsidiaries were adjusted as required by Colombian regulations with regard to investments, loans and leased assets. The Bank also unified accounting policies related to inflation adjustments with the Superintendency of Finance.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          The Bank consolidates companies in which it holds, directly or indirectly, 50% or more of outstanding voting shares. As described below, some of the Bank's subsidiaries also consolidate their own subsidiaries. The Bank's subsidiary Bancolombia Panama S.A. sub-consolidates Bancolombia Cayman, Sistema de Inversiones y Negocios S.A., Sinesa Holding Company Ltd. and Future Net Inc. The Bank's subsidiary Almacenar S.A. sub-consolidates Unicargo de Colombia S.A. and Ditransa S.A. The Bank's subsidiary Banca de Inversion Bancolombia S.A. sub-consolidates Inmobiliaria Bancol S.A., Inversiones Valsimesa S.A., Inversiones CFNS, Valores Simesa S.A., Fundicom S.A. and Todo Uno Colombia S.A. The Bank's subsidiary Leasing Bancolombia S.A. sub-consolidates Renting Colombia S.A., Suleasing Internacional S.A., Patrimonio Autonomo Localiza, Suleasing Internacional do Brasil Locacao de Bens S.A. and Suleasing International USA, Inc. The Bank's subsidiary Valores Bancolombia S.A. sub-consolidates Suvalor Panama S.A. The remaining companies are consolidated directly by the Bank.

          The consolidated financial statements are prepared for the presentation to the stockholders, but are not taken as a basis for the distribution of dividends or appropriation of profits.

          Intercompany operations and balances are eliminated upon consolidation.

(B) INFLATION ACCOUNTING

          From January 1, 1992 to December 31, 2000, the consolidated financial statements were adjusted for inflation based on the variation of the Indice de Precios al Consumidor (The "Consumer Price Index" or "IPC"), certified by the Departamento Administrativo Nacional de Estadistica (the "National Administrative Department of Statistics" or "DANE") for middle-income earners. The adjustment was applied monthly to non-monetary assets, equity (except for the reappraisal of assets and exchange adjustment), contingent accounts and memorandum accounts. No adjustment was made to income, costs or expenses, and the financial statements for the preceding period did not have to be re-expressed.

(C) CONVERSION OF FOREIGN CURRENCY TRANSACTIONS AND BALANCES

          As an authorized exchange dealer, the Bank and its Colombian Subsidiaries are authorized by the Superintendency of Finance to make direct foreign exchange purchases and sales on the exchange market.

          Operations in foreign currencies other than U.S. Dollars are translated into U.S. Dollars using the exchange rate published by Reuters and then re-expressed in Colombian Pesos at the Representative Market Rate (RMR) calculated on the last business day of the month and certified by the Superintendency of Finance. The RMR at December 31, 2005 and 2006 was Ps 2,284.22 and Ps 2,238.79, respectively.

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

          Spot foreign currency position is the difference between assets and liabilities, denominated in foreign currency, based on the unique chart of accounts, including, investments available for sale in equity and debt securities, held to maturity and capital contributions in foreign branches and derivatives such as: next day operations, forward contracts, futures contracts, swaps and profit or loss in option valuation. Operations that can be settled in local currency are not included in this position.

          The maximum amount of the Bank's position in any currency other than Pesos cannot exceed the equivalent in foreign currency of twenty percent (20%) of the Bank's technical capital and the minimum amount may be negative, without exceeding the equivalent in foreign currency of five per cent (5%) of the Bank's technical capital.

          The maximum amount corresponding to the Bank's spot foreign currency position cannot exceed fifty percent (50%) of the Bank's technical capital and cannot be negative.

          The assets, liabilities and stockholders' equity in foreign currency of the Subsidiaries outside Colombia included in the consolidated financial statements were converted into Colombian Pesos using the RMR calculated the last business day of the month.

          The income accounts were converted at an average rate of Ps 2,320.77 and Ps 2,357.98 per U.S. Dollar for the years 2005 and 2006, respectively. These rates correspond to the average value of the representative market exchange rate on the business days in the period from January 1 to December 31 of each year.

(D) COMPARABILITY

          The consolidated statements of operations for the year ended December 31, 2004 include the financial information of the Bank and its Subsidiaries. These however, do not include any effects of the Conavi/Corfinsura merger completed on July 30, 2005. The consolidated statements of operations for the year ended December 31, 2005 includes the financial information of the Bank and its Subsidiaries, which includes all additional subsidiaries acquired as a result of the Conavi/Corfinsura merger. For this reason, the consolidated statements of operations for 2004 and 2005 should be read taking into account the impacts of the Conavi/Corfinsura merger.

(E) CASH AND CASH EQUIVALENTS

          The statement of cash flows was prepared using the indirect method. These cash flows were calculated by taking the net differences in the balances shown on the consolidated balance sheet on December 31, 2006 and 2005. Overnight funds sold with reselling agreements are considered to be cash equivalents for the purposes of this statement.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(F) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with Colombian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are allowance for loan losses, accrued interest losses, allowance for foreclosed assets and valuation of investments and derivatives. Actual results could differ from those estimates.

(G) REAL VALUE UNIT RATE (UVR)

          The main operations that the Bank carries out with regard to mortgage loans are linked to the Unidad de Valor Real (the "Real Value Unit" or "UVR") and adjusted on a daily basis according to the daily value of the UVR, as published by the Central Bank.

          The values assigned by the Central Bank to the UVR, in Colombian pesos, on December 31, 2005 and December 31, 2006, were Ps 153.4858 and Ps 160.0161, respectively.

          The UVR rate corresponds to the monthly variance of the IPC during the calendar month immediately prior to the month for which the UVR rate is being calculated. In light of the above, the annualized UVR rate at December 31, 2005 and December 31, 2006 was 2.04% and 0.63%, respectively.

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

          Transactions with collateral, not repaid within 30 days are classified as investments, loans or financial lease operations, as the case may be.

          The difference between present value (cash received) and future value (resale price) is recorded as interest income on overnight funds statement of operations.

(I) INVESTMENTS

          This includes investments acquired by the Bank and its Subsidiaries to maintain secondary liquidity, to acquire direct or indirect control in a company, and if authorized by legislation, to satisfy requirements of law or regulation, or simply to eliminate or significantly reduce market risks to which assets, liabilities or other balance sheet items are exposed.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          The Bank held shares in Suramericana de Inversiones S.A. (Surainversiones) with authorization of the Superintendency of Finance, which were sold in October 2006 for Ps 67,327, thereby complying with Sections 5 of
Article 71 and 2 of Article 337 of the Estatuto Organico Financiero (Financial System's Organic Statute).

1. CLASSIFICATION

          The investments are classified as "trading investments", "investments available for sale" and "investments held to maturity". The first two of these groups may include investments in debt or equity securities. The third group shall only include investments in debt securities.

          Debt securities are those securities that make a holder the creditor of the issuer, whereas equity investments are those that make a holder a part-owner of the issuer.

     TRADING SECURITIES

          Trading investments are those acquired mainly for obtaining profits from fluctuations in short-term prices.

     HELD TO MATURITY

          Investments "held to maturity" are debt securities acquired with the stated purpose and legal, contractual, financial and operational capacity to hold them until maturity or redemption. They may not be used for liquidity operations unless they are mandatory investments entered into on the primary market and provided that the counterparty for the operation is the Colombian Central Bank, the General Treasury Direction of Colombia, institutions overseen by the Superintendency of Finance or, in exceptional cases, as determined by the Superintendency of Finance.

     AVAILABLE FOR SALE

          These are the investments which do not fall into either of the other two classifications, for which the investor has the stated intention and legal, contractual, financial, and operational capacity to hold them for at least one year from the date of classification.

          This classification covers equity investments with low exchange turnover or which are unquoted and those held as parent or controlling stockholder of the issuer. There is no one-year minimum holding period required for sale.

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

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

2. VALUATION

          The purpose of valuation is to record the fair market value for a given investment at a determined date.

2.1. DEBT SECURITIES

          Debt securities are valued daily and the result is recorded daily. The procedures are defined in 1995 External Circular 100, Chapter I, numeral 6.1 issued by the Superintendency of Finance.

          The Bank determines the market value of trading debt securities and available for sale debt securities by using the prices, reference rates and margins that the Bolsa de Valores de Colombia (the "Colombian Stock Exchange") calculates and publishes daily.

          Investments in debt securities held to maturity are valued based on internal rate of return calculated on the purchase date.

          On July 14, 2006, the Superintendency of Finance issued Resolution 01227, approving the margin adjustment methodology for the appraisal of investments. Applying this methodology resulted in a devaluation of Ps 23,754, which was calculated and recorded following the criteria established in Article 4 of the aforementioned Resolution; this devaluation was deferred in the form of daily aliquots over a period of three months.

2.2 EQUITY SECURITIES

          Equity investments are valued monthly. They are valued based on the level of exchange volume at the time of valuation, as follows:

     - High-volume: they are valued based on the daily weighted average trading price published by the exchange.

     - Medium-volume: they are valued based on the average price published by the exchange, being the weighted average trading price on the last five days on which securities are traded.

     - Low volume and unquoted: They are valued based on the increase or decrease according to the investor's share of the variations in equity value calculated based on the most recent audited financial statements that cannot be older than six months from the valuation date, or more recent statements, if available.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

2.3 SECURITIES DENOMINATED IN FOREIGN CURRENCY, IN UVR OR IN OTHER UNITS

          The procedures are defined in 1995 External Circular 100, Chapter I, numeral 6.1.1 and 6.1.2 issued by the Superintendency of Finance. If the security is denominated in a currency other than the U.S. Dollar, the value of the security determined in its original currency is converted into U.S. Dollars using the foreign exchange translation rates authorized by the Superintendency of Finance. The value thus obtained is multiplied by the RMR effective on the valuation date and certified by the Superintendency of Finance or by the effective unit for the same day, as the case may be.

          Foreign exchange gains or losses resulting from investment securities conversion are recorded as net foreign exchange in the consolidated statements of operations.

3. RECORDING

3.1 TRADING INVESTMENTS

          The difference between current and previous market value is adjusted to the value of the investment and is recorded as interest income or interest expense on investment securities, respectively.

3.2 INVESTMENTS HELD TO MATURITY

          Investments held to maturity are accounted for at historical cost plus accrued interest using the effective interest rate method. The effective interest rate is the internal rate of return calculated at the time of purchase of investment.

          Interest accruals are recorded as interest income on investment securities.

3.3 INVESTMENTS AVAILABLE FOR SALE

3.3.1 DEBT SECURITIES

          Changes in the values of these securities are recorded using the following procedure:

     - The difference between the present value on the valuation date and the previous present value increases or decreases the value of the investment and is credited to interest income on investment securities. The present value is calculated based on an internal rate of return established at the time of purchase.

     - The difference between the market value and the present value of the investment increases or decreases its value and is recorded in the equity account as gross unrealized net gain or loss.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

3.3.2 EQUITY INVESTMENTS

          Changes to equity investments are recorded in accordance with the investment trading volume, as follows:

3.3.2.1 INVESTMENTS IN SECURITIES WITH LOW VOLUME OR UNQUOTED SECURITIES

          If the investment value based on the investor's shares of the equity of the investee is greater than the value at which the investment is registered, the difference will affect the market value allowance account or devaluation in reappraisal of assets account until it runs out, and the excess is registered as a surplus in reappraisal of assets in stockholders' equity against reappraisal of assets account.

          If the investment value based on the investor's shares of the equity of the investee is less than the value at which the investment is registered, the difference will affect the surplus for valuation of the corresponding investment until it runs out, and the excess is registered as devaluation of said investment within reappraisal of assets in equity, against a devaluation in the reappraisal of assets account.

          When the dividends or profits are distributed in kind, including those from capitalizing the equity revaluation account, the portion recorded as valuation in reappraisal of assets must be recorded as dividend income, charged against the equity security and the reappraisal of assets must be reversed. When the dividends or profits are distributed in cash, the value recorded as valuation in reappraisal of assets must be recorded as dividend income, the valuation reversed and the excess amount of the dividends must be recorded as a lesser equity investment value.

3.3.2.2 INVESTMENT IN SECURITIES WITH HIGH OR MEDIUM VOLUME

          The update of the market value of these securities is recorded as gross unrealized net gain or loss on investments, within the equity accounts, crediting or debiting the investment securities.

          Dividends or profits distributed in kind or in cash, including those from capitalizing the equity revaluation account, must be recorded as dividend income up to the amount corresponding to the investor over profits or equity revaluation that the issuer has recorded since the investment acquisition date, charged to accounts receivable.

4. ALLOWANCES OR LOSSES DUE TO CREDIT RISK CLASSIFICATION

          The prices of trading and available for sale debt securities that do not have fair exchange prices, those classified as held to maturity and the price for equity securities with low or minimum volume or that are unquoted must be adjusted on each valuation date, based on the credit risk classification.

          Internal or external debt securities issued or guaranteed by the Republic of Colombia or the Colombian Guarantee Fund for Financial Institutions ("Fogafin") or issued by the Central Bank are not subject to this adjustment.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

4.1 SECURITIES ISSUED ABROAD OR WITH FOREIGN RANKING

          Securities that are rated by a rating firm acknowledged by the Superintendency of Finance or securities issued by entities that are rated by those rating firms cannot be registered for an amount that exceeds the following percentages of their nominal net amortization value as of the valuation date:

  LONG TERM    MAX. AMOUNT
   RANKING          %
------------   -----------
BB+, BB, BB-    Ninety (90)
B+, B, B-      Seventy (70)
CCC              Fifty (50)
DD, EE             Zero (0)

SHORT TERM   MAX. AMOUNT
  RANKING         %
----------   -----------
     3       Ninety (90)
     4        Fifty (50)
  5 and 6       Zero (0)

          Provisions for investments classified as held to maturity, correspond to the difference between the recorded value and the fair exchange value.

4.2 SECURITIES FROM ISSUES OR ISSUERS WITHOUT ANY FOREIGN RATING AND EQUITY SECURITIES

          These securities are rated and classified according to the methodology defined by the Bank and its Subsidiaries. The maximum value, as defined by the Superintendency of Finance, at which these investments are posted, according to their category is:

                                    MAX. REGISTERED
            CATEGORY                  AMOUNT % (1)                 INVESTMENT CHARACTERISTICS
--------------------------------   -----------------   ----------------------------------------------------
A  Normal                          One hundred (100)   Present a fulfilling debt service and according the
                                                       issuer's financial statements have a healthy
                                                       financial situation.

B  Acceptable risk, greater than   Eighty (80)         Present factors of uncertainty that could affect the
   normal                                              capacity to continue adequately fulfilling debt
                                                       service and weaknesses that could affect their
                                                       financial situation.

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

E  Unrecoverable                   Zero (0)            Recovery highly improbable.

----------
(1) On the net nominal amortization values as of the valuation date for debt securities or the acquisition cost less allowances for equity securities.

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

          The Bank's subsidiary Bancolombia Panama S.A., authorized by the Panama Superintendency of Banking, includes participating credit loans in its loan portfolio. These are loans for which the subsidiary assumes no credit risk, which, in spite of having been sold and 100% paid, are not taken out or omitted from the portfolio group. The profit in this business activity is recorded in the net interest margin between the loan participation portfolio and the original loan portfolio.

          External Circular 040 dated October 23, 2003 modified the treatment of financial leases. Since January 1, 2004, they have been included as part of the loan portfolio.

          The institutions overseen by the Superintendency of Finance must have a Credit Risk Administration System that sets forth policies, processes, models, and control mechanisms to enable risk identification, mitigation and measurement.

          Credit risk evaluation is done pursuant to effective regulations, using an ongoing monitoring process and periodic portfolio classification.

          For allowance for loans and financial leases losses, the Bank applies the regulations of the Superintendency of Finance as described below. In addition, the Bank calculates probable expected losses and tests estimating provisions using this methodology.

          The 1995 External Circular 100 Chapter II issued by the Superintendency of Finance , sets forth guidelines for credit risk administration. This Circular defines the basic elements of the system for the management of credit risk ("SARC") and contains reference models and a time schedule for submitting the internal models to the Superintendency of Finance, among others. The Bank has adopted all required modifications and will continue its development of the proposed schemes.

1. CLASSIFICATION

          Loans and financial lease contracts are classified as follows:

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     MORTGAGE LOANS

          These are loans, regardless of value, granted to individuals for the purchase of new or used housing or to build a home, all in accordance with Law 546 of 1999. These loans include loans denominated in UVR or local currency, that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of 5 to 30 years.

     CONSUMER LOANS

          These are loans and financial leases, regardless of value, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services.

     SMALL BUSINESS LOANS

          These are loans and financial leases granted to microbusinesses, whose total balance outstanding with the Bank does not exceed twenty-five (25) times the effective legal minimum monthly salaries ("SMMLVs").

          "Microbusiness" means any economic exploitation unit owned by an individual or corporate entity, in entrepreneurial, farming and livestock, industrial, commercial or service activities, whether rural or urban, whose staff does not exceed ten (10) workers and whose total assets are under five hundred (500) effective legal minimum monthly salaries ("SMMLVs").

     COMMERCIAL LOANS

          Commercial loans are loans and financial leases that are granted to individuals or companies in order to carry out organized economic activities; and not classified as small business loans.

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

          In addition the previous process, in the months of May and November, the Bank and its Subsidiaries evaluate all loans and financial leases that are past due after having been restructured and that at the time of the evaluation exceed three-hundred (300) effective SMMLVs, as well as loans from debtors whose debt from the different loan types exceeds this threshold.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

3. EVALUATION CRITERIA

          The Bank and its Subsidiaries evaluate loans and financial leases using the criteria required by the Superintendency of Finance. In general, they evaluate the ability to pay of the debtor/co-debtors/guarantors or any other person directly or indirectly unconditionally liable for the debt, and project the cash flow for such entities, if any.

          The minimum information required from the debtors are: the income and outgoing cash flows; economic solvency; information on its current and past compliance with its obligations, the financial and credit history of debtors in risk centers; the number of times loans have been restructured; possible financial risks to cash flow, legal, operational and strategic risks; and the possibility that the customer may be impact by changes in the economy or the industry.

4. CLASSIFICATION

          The Bank and its Subsidiaries classify loans and financial leases on the basis of the above criteria into the following credit risk categories:

           CATEGORY                             COMMERCIAL                               CONSUMER
----------------------------------   ------------------------------------   -------------------------------------
"A" Normal Risk                      current - and up to 1 month past due    current - and up to 1 month past due
"B" Acceptable Risk, Above  Normal           1-3 months past due                     1-2 months past due
"C" Appreciable Risk                         3-6 months past due                     2-3 months past due
"D" Significant Risk                         6-12 months past due                    3-6 months past due
"E" Risk of Unrecoverability               over 12 months past due                  over 6 months past due

           CATEGORY                        SMALL BUSINESS LOANS                           MORTGAGE
----------------------------------   ------------------------------------   -------------------------------------
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

RULES OF ALIGNMENT

          A Bank and/or its subsidiaries would automatically classify all of that debtor's accounts in the same category (B, C, D or E) for any loan or financial lease, unless it can demonstrate to the Superintendency of Finance that the Bank has sound reasons for another risk classification.

          Under the terms of the Colombian Commercial Code, financial institutions that are related parties will receive the same classification as the parent company unless the Superintendency of Finance is shown that there are good reasons for maintaining such entities in a lower risk category.

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

5. SUSPENSION OF ACCRUALS

          The Superintendency of Finance established that interest, UVR, lease payments and other items of income cease to be accrued in the statement of operations and begin to be recorded in memorandum accounts until effective payment is collected, after a loan is in arrears for more than a certain time:

TYPE OF LOAN AND FINANCIAL LEASE   ARREARS IN EXCESS OF:
--------------------------------   ---------------------
Mortgage                                 2 months
Consumer                                 2 months
Small business loans                     1 month
Commercial                               3 months

          The Bank and its Subsidiaries adopted a policy, in which all loans and financial leasing operations of any type, with the exception of mortgage loans that are more than 30 days past due, cease to accumulate interest on the statement of operations and instead are recorded in the memorandum accounts until such time the client proceeds with their payment.

          Those loans that become past due and that at some point have stopped accruing interest, UVR, lease payments or other items of income, will stop accruing said income from their collection. Their entries will be recorded in memorandum accounts until such loans are collected.

6. ALLOWANCE FOR LOANS AND LEASES LOSSES

          The Bank records allowance for loans and financial leases losses for each period as follows:

     General Allowance:

          The Bank and its subsidiaries set up a general provision corresponding to one per cent (1%) of the total value of the gross loan portfolio.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               The general provision, however, may be increased if approved by the general shareholders meeting, and is updated on a monthly basis according to the increases or decreases in the loan portfolio.

Individual Allowance:

               In 2005 and 2006, the Bank set up individual provisions on its loan portfolio, interest and other items, according to regulations issued by the Superintendency of Finance. These provisions corresponded to percentages calculated according to the different classifications applicable on the outstanding balance due, net of guarantees. The actual methodology will be applied until the reference models issued by the Superintendency of Finance for calculating provisions are implemented, taking into account the estimated losses in the case of default.

               Considering the impact that will be caused by the change in provisions once the Reference Model for Commercial Portfolio ("MRC") and the Reference Model for Consumer Portfolio ("MRCO") become effective as well as the dynamics shown in different types of loans, and the gradual convergence between the default classification system and the models of expected losses, the Superintendency of Finance issued External Circular 004, on December 30, 2005, which increased its provision percentages on "A" and "B" rated loans to 1% and 3.2%, respectively.

               To cover the additional value that this increase represents with respect to the individual provisions, the institutions regulated by the Superintendency of Finance will have a total period of nineteen (19) months beginning as of December 2005, to follow the aliquot methodology according to Subsections 2.1.1 and 2.1.2 of Exhibit 1 of Chapter II of Circular 100 issued by the Superintendency of Finance. The provision for "A" classified loans at December 31, 2006 was 0.8%.

               Increases in the individual provisions for the "A" and "B" rated loans, as provided for by External Circular 004 of December 2005, must be set up without deducting the value of the corresponding guarantees, carried out on the balance of the gross portfolio.

               Based on the regulations issued by the Superintendency of Finance and the Bank's internal policies, the minimum allowances for loans and financial leases must correspond to the following percentages:

                                         COMMERCIAL %                CONSUMER %           SMALL BUSINESS LOANS %
                                   ------------------------   ------------------------   ------------------------
                                   Capital   Interest/Other   Capital   Interest/Other   Capital   Interest/Other
                                   -------   --------------   -------   --------------   -------   --------------
A- Normal Risk                         1            1             1            1             1             1
B- Acceptable Risk, Above Normal     3.2          3.2           3.2          3.2           3.2           100
C- Appreciable Risk                   20          100            50          100            60           100
D- Significant Risk                   50          100           100          100           100           100
E- Risk of Unrecoverability          100          100           100          100           100           100

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                 HOME MORTAGE %

                                             CAPITAL
                                   --------------------------
                                                     ON NON-
                                   ON GUARANTEED   GUARANTEED
                                      PORTION        PORTION    INTEREST/OTHER
                                   -------------   ----------   --------------
A- Normal Risk                           1               1              1
B- Acceptable Risk, Above Normal       3.2             100            100
C- Appreciable Risk                     10             100            100
D- Significant Risk                     20             100            100
E- Risk of Unrecoverability             30             100            100

               In the case of the mortgage portfolio, if the loan has remained in Category E for 2 consecutive years the provision for the guaranteed portion is increased to 60% and if it remains for another year in this category, the provision is increased to 100%, unless there is any indication of a possible recovery by actions previously taken by the Bank.

               The provision corresponding to interest and other items, as recorded in 2005 was:

                                     COMMERCIAL %      CONSUMER %     SMALL BUSINESS LOANS %
              CATEGORY              INTEREST/OTHER   INTEREST/OTHER       INTEREST/OTHER
              --------              --------------   --------------   ----------------------
A - Normal Risk                           --                --                   --
B - Acceptable Risk, Above Normal          1                30                  100
C - Appreciable Risk                     100               100                  100
D - Significant Risk                     100               100                  100
E - Risk of Unrecoverability             100               100                  100

               In addition, the Bank has also recorded additional provisions for certain clients based on an individual analysis of loss and probabilities of recovery.

7. THE EFFECT OF GUARANTEES ON ALLOWANCES

               In the case of mortgage loans, the value of the corresponding guarantees to be considered in order to calculate the provisions is 100% of their value. Commercial, consumer and small business categories are valued at no more than 70% of their value. Nevertheless, depending on whether the security is a mortgage or not and on the length of time the loan has been in arrears, the Bank may only take into consideration the percentages of the total security value indicated below:

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                       TIME ELAPSED FROM DEFAULT DATE TO SECURITY
                                     NON-EXECUTION
                      --------------------------------------------
                      APPROPRIATE MORTGAGE
% COVER OF SECURITY     SECURITY/ESCROW      NON-MORTGAGE SECURITY
-------------------   --------------------   ---------------------
        70                 0-18 months            0 -12 months
        50                18-24 months            12-24 months
        30                24-30 months                 --
        15                30-36 months                 --
        --               Over 36 months          Over 24 months

               As required by External Circular 004 of December 2005, increases in individual provisions for the "A" and "B"- rated portfolio, must be set up without deducting the value of the corresponding guarantees.

               The security is perfected when it is formalized and if it has a professionally-established and objective value to provide effective legal backing to repayment of the secured loan, giving the lender or creditor preferential or prior rights to obtain payment, and if it is reasonably marketable.

APPRECIATION OF MORTGAGE COLLATERAL

               The value of the collateral posted by the Bank is established based on parameters set forth in External Circular 034 of 2001 issued by the Superintendency of Finance and listed below:

          - In the case of mortgage collateral consisting of property to be used for housing purposes, the market value shall be the initial appraisal value of the collateral duly adjusted according to the housing price index published by the National Planning Department. The value shall be updated on at least a quarterly basis, based on the aforementioned index.

          - In the case of mortgage collateral consisting of property different than housing, the market value shall be the appraisal value of the property given over in guarantee when the loan was issued or the new appraisal value as subsequently calculated on a periodic basis.

               For the purpose of calculating provisions, the value of the collateral pledged on the debtor's commercial or industrial establishments is not taken into account. Also, the main real estate which forms part and the respective establishment or mortgages on property where the establishment operates or functions, are not taken into account.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               The Bank and its Subsidiaries do not base their lending decisions on the amount and/or type of collateral offered, since they understand that the source of payment of the loan or financing arrangement is provided by the capacity of the beneficiary of the loan to generate cash flows, whether this is an individual or a company. However, in the case of new projects and/or mid to long-term financing, alternative sources are required in order to recover the loan. Considering that the Bank has made inroads on the Small and Medium Entrerprises ("SME") segment, its policy is to obtain coverage with the the Colombian National Guaranty Fund (Fondo Nacional de Garantias - FNG, a Government entity responsible for issuing guaranties to micro-small and medium-sized businesses), and the Colombian Agricultural Guaranty Fund (Fondo Agricola de Garantias - FAG).

8. MORTGAGE DEBT RELIEF

               Mortgage relief originates from the large-scale process of reliquidating mortgage loans as a result of the change in the housing financing system, introduced by Law 546 of 1999. Credit institutions carried out this reliquidation process based on the difference between the Deposito a Termino Fijo rate (Colombia's average of term deposits rate or "DTF") and the Unidad de Poder Adquisitivo Constante rate (the "Purchasing Power Unit Rate" or "UPAC"), for the purpose of comparing how the UPAC rate is performing in comparison to the UVR rate's performance, so that these might be accorded the same reduction as that corresponding to the UPAC-linked credit. The Colombian government, proceeded to credit to the value of the obligations the total amount of the difference produced by this reliquidation process and for the purpose of paying the amounts credited issued UVR-denominated Treasury Bonds (TES).

               Decree 712 of 2001, which amended Decree 2221 of 2000, established grounds for returning the debt relief applied for credit institutions, to the Republic of Colombia through the Ministry of Finance and Public Credit, as follow:

                         Due to default on

                    a) more than twelve (12) successive monthly payment installments, as of the date on which the amount is credited to the individual long-term mortgage loan, according to the provisions of Law 546 of 1999.

                         Due to failure to pay an

                    b) if the credit institution has started collection proceeding against the mortgagor prior to the expiry of the term of default established in the prior section.

                    c) Due to payment of mortgage credits for more than one dwelling per person.

                    d)   Due to waiving the amount reliefed to other loans

                    e)   Due to amounts credited being higher than those due

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

10. RESTRUCTURED LOANS

               A restructured loan is a loan for which an agreement exists and whose purpose or effect is to modify some of the terms of the loan. This includes informal or non-moratorium agreements, Law 550 of 1999 agreements, Law 617 of 2000 agreements, and special restructuring as defined in the Superintendency of Finance Circular 39 of 1999.

               Restructured loans shall not be considered to include the credit relief stipulated by law, as was the case of the relief stipulated in Law 546 of 1999, for the housing loan portfolio.

               For the loans restructured as indicated above or using other restructuring methods which include the capitalization of interest recorded in memorandum accounts or balances written off, including capital, interest and other items, the amounts capitalized are recorded as deferred income in other liabilities and they are amortized in proportion to the amounts actually collected.

11. CHARGE-OFFS

               In June and December, the Bank writes off debtors classified as "unrecoverable", based on the following criteria:

          - Provision of 100% of all amounts past due (capital, interest and other items).

          - One hundred eighty (180) days past due for consumer and small business loans.

          -    Three hundred sixty (360) days past due for commercial loans.

          - One thousand six hundred twenty (1620) days past due for mortgage loans.

               All charge-offs must be approved by the board of directors. Even if a loan is charged off, management remains responsible for its decisions in respect of the loan, and neither the Bank nor its Subsidiaries are relieved of their obligations to pursue recovery as appropriate.

               The recovery of charged-off loans is accounted for as income in the Consolidated Statements of Operations.

     Charge-offs in Bancolombia Panama S.A.

               Bancolombia Panama takes into account the regulation issued by Republic of Panama Superintendency of Banking, which requires charges-off all loans by the end of the fiscal period in which they were classified as unrecoverable.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

12. SECURITIZED LOANS

               The Bank has securitized both performing housing loans indexed to UVR's and at a fixed rate, as well as non-performing loans.

               The non-performing mortgage loan portfolio was securitized by the Bank in order to reduce the level of overdue loans, and as a result reduce the systemic risk presented given the concentration of long-term assets as compared to short-term liabilities, and to improve the Bank's financial indicators.

               The securitization process carried out on the non-performing mortgage loan portfolio was made in accordance with subsection one of Article 12 of Law 546 of 1999. The Bank proceeded to completely separate and isolate from its equity the total amount of underlying assets that were securitized, pursuant to Article 2 of Resolution 775 of 2001 issued by the Superintendency of Finance by issuing A, B and C-rated credit securities to finance the building and purchase of housing. A- rated securities were sold to the securitizing party and the B- and C- rated securities were recorded as - trust rights - investments - pursuant to instructions received from the Superintendency of Finance. All expenses incurred in taking possession of the guarantee are paid for by the Bank; in exchange the Bank receives the amount remaining after paying out the total amount of principal and interest on these securities.

(K) ACCEPTANCES, NEXT DAY OPERATIONS AND DERIVATIVES

     ACCEPTANCES

               The Bank issues local currency bank acceptances for up to 180 days for import or export operations or for local purchases of merchandise, pursuant to legal provisions.

               They are treated as active loans and may not exceed the Bank's paid in capital and legal reserve. The asset and liability are initially recorded at the same time as Customer acceptances.

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

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     NEXT DAY OPERATIONS

               These include all agreements or contracts entered into by two parties and to be fulfilled within two business days immediately following the date on which the agreement or contract is entered into and must be valued applying the methodology provided for by Chapter XVIII of 1995 External Circular 100.

     DERIVATIVES

               The Bank and its Subsidiaries record the amount of agreements between two or more parties to purchase or sell assets at a future date, whose compliance or settlement is agreed upon more than two business days following the operation initiation date, in order to provide or obtain hedging, in the terms defined by competent authorities. Therefore, these agreements create reciprocal and unconditional rights and obligations, which are recorded as assets, presenting the obligations with opposite nature. Operations are formalized by contract or letter of intent. The Bank has contracts for forwards, for options, swaps and futures.

               Currency derivatives are designed to cover exchange exposure risks on structural or traded open positions by setting up a reciprocal operation or synthetic coverage for up to the maximum exposures allowed by the regulation and control agencies.

               The difference between rights and obligations is recorded as income or expense from forward contracts in foreign currency, as the case may be.

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

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     SIMULTANEOUS OPERATIONS

               Simultaneous operations are those that are set up as a result of purchase and sale agreements by virtue of which a person (original seller) sells fixed-income securities to another (original buyer), with the undertaking that the latter shall sell back to the former, at a later date and at a price established at the beginning of the operation, securities equivalent to those originally handed over. Likewise, the original seller is obligated to purchase the securities handed over to the original buyer, according to the terms and conditions that were expressly stipulated in the agreement or contract.

     OPTION CONTRACTS

               In option contracts, the holder of an option has the right, but not necessarily the obligation, to purchase or sell a specific quantity of an asset at a given price on a given date or during a determined period. The Bank measures these operations, taking into account market risks, operational risks and legal risks.

               Derivatives are accounted for at fair value on a daily basis and results of the valuation are recorded on the same basis.

(L) FORECLOSED ASSETS

               The Bank and its Subsidiaries record the assets received in guarantee of credits unpaid using the following criteria:

          - The initial value recorded is the value specified in the court award or the one agreed upon by the debtors.

          - If the proceeds of the sale are more than the settlement value agreed upon with the debtor, that difference is recorded as accounts payable to the debtor. If the proceeds of sale are expected to be insufficient to cover the outstanding debt, the difference must be immediately recorded on the statement of operations as a non-operating expense.

          - Moveable assets received in payment corresponding to investment securities are valued by applying the criteria indicated in this note in letter (i) Investments, but taking into account provision requirements for the periods referred to below.

          - When the commercial value of the property is lower than its book value, a provision is recorded for the difference.

     LEGAL TERM FOR THE SALE OF FORECLOSED ASSETS

          Institutions must sell the foreclosed assets, in a period no later than two years after the foreclosing date, except when upon the board of directors' request, the Superintendency of Finance extends the term. However, in any event the extension may not exceed an additional period of two years.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     PROVISIONS FOR FORECLOSED ASSETS

               With the issuance of the Superintendency of Finance External Circular 034 of August 2003, (Current since October 2003) supervised banks must design and adopt their own internal models for the calculation of provisions for foreclosed assets, through which expected losses for all types of assets are estimated. The Bank and its Subsidiaries do not have their own internal model for calculating provisions for foreclosed assets through which expected losses are estimated by type of asset and approved by the Superintendency of Finance.

               Until such model is presented and approved by the Superintendency of Finance, provisions will be made following the parameters set forth below.

     Real estate

               The Superintendency of Finance requires a provision equal to 30% of the value of the asset at the time of receipt must be made in proportional monthly installments within the first year following receipt. This provision will increase an additional 30% in proportional monthly installments within the second year following receipt of the asset. Once the legal term for sale has expired without authorization to extend, the provision must be 80% of the value upon receipt. In case the term extension is granted, the remaining 20% of the provision may be constituted within said term.

     Moveable Assets

               The Superintendency of Finance requires a provision equal to 35% of the value of the asset at the time of acquisition must be made in proportional monthly installments within the first year following receipt. This provision must be increased an additional 35% in proportional monthly installments within the second year following receipt of the asset. Once the legal term for sale has expired without authorization to extend, the provision must be 100% of the book value of the asset prior to provisions. If the term extension is granted, the remaining 30% of the provision may be constituted within said term.

(M) LOAN FEES

               Loan origination and commitment fees, as well as direct loan origination and commitment costs, are recorded in the consolidated statement of operations as collected or incurred.

(N) PROPERTY, PLANT AND EQUIPMENT

               This account records tangible assets acquired or leased assets, constructed or in the process of importation or construction and permanently used in the course of the Bank's business which have a useful life exceeding one year. Property and equipment is recorded at the cost of acquisition, including direct and indirect costs and expenses incurred up to the time that the asset is in a usable condition.

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

               Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. The annual depreciation rates for each asset item are:

Buildings                            5%
Equipment, furniture and fittings   10%
Computer equipment                  20%
Vehicles                            20%
Monitors, laptops and CPU's         33%

               The individual net book value of real estate (cost less accumulated depreciation) is compared against market values taken from independent professional appraisals. If the market value is higher, a reappraisal of assets is recorded; otherwise, the difference is charged to expenses as provision for other assets for the period. Valuations must be made at least every three years.

               At December 31, 2005 and 2006, the Bank had insurance coverage for the acts of its employees which could affect the Bank as well as the financial risks and civil liability coverage for risks inherent to its business. Other policies protect assets against fire, earthquake, explosion, civil disturbance, riot, terrorism, damage to computers and vehicles.

(O) PREPAID EXPENSES AND DEFERRED CHARGES

               Prepaid expenses are payments made by the Bank and its Subsidiaries in the normal course of business, the benefits of which are recovered over more than one period and are recoverable assuming continuous delivery of services. Deferred charges are goods and services received, for which the Bank expects to obtain future economic benefits.

               Amortization of prepaid expenses and deferred charges is calculated from the date which they contribute to the generation of income, based on the following factors:

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

          - The External Circular 034 issued in October 2006 by the Superintendency of Finance modified the instructions contained in Chapter XVII of the Basic Accounting Circular with regard to goodwill pertaining to new acquisitions and establishes that the value of the goodwill acquired shall be determined once the purchasing entity effectively obtains control over the acquired entity. This value must be distributed throughout each of the business segments, which must be fully identified, even at the book-keeping level. Acquired goodwill is not recorded in the case of acquisitions between controlling and controlled or subordinate entities, or between entities that have the same controller or controllers pursuant to Articles 260 and 261 in the Code of Commerce or between entities that make up a corporate group pursuant to Article 28 onwards of Law 222 of 1995.

               Acquired goodwill is recorded as a deferred charge and amortized on a monthly basis on the administrative and other expenses account over a term of twenty (20) years, unless the supervised entity voluntarily selects a shorter period of amortization. Annual amortization is determined on an exponential basis. The different business lines is appraised on an annual basis using technical value appraisal methods performed by an expert, whose suitability and independence has been previously rated by the Superintendency of Finance.

               In the case of goodwill already acquired by the Bank and its subordinates on the date when this regulation came into full force and effect, the current amortization term was maintained. With regard to the acquisition of equity securities, prior to the accounting, the Bank carried out an independent appraisal of each business, taking into account the period in which the investment is recovered, the amount of goodwill involved, and the impact of such goodwill on the income statement. Based on the aforementioned evaluation, the amortization period was determined, which does not in any case exceed the terms stipulated in the applicable rules and regulations.

          -    Stationery is amortized as and when consumed.

          - Bonuses under the voluntary retirement plan are amortized as permitted by the Superintendency of Finance.

          - Contributions and affiliations are amortized over the period prepaid.

               The Bank does not record deferred charges corresponding to renovations and improvements on leased property, studies and projects, institutional advertising and publicity. The value of the disbursements made in connection with these items is recorded directly on the statement of operations as administrative and other expenses.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(P) OPERATING LEASES

               Subsidiaries Leasing Bancolombia S.A. and Renting Colombia S.A. each posts all assets given over under operating leasing arrangements in its financial statements.

               Depreciation is applied over either the asset's useful life or the term of the leasing agreement, whichever period is the shortest. The methodology used is the financial depreciation method (deducting the residual value) where depreciation on the leased assets bears an adequate relation to the income generated thereon.

               The assets are amortized upon to the amount of the estimated residual value and upon to the total, when the entity does not have a third party guaranteeing the residual value.

               Likewise, a general provision of 1% shall continue to be set up on the value of these assets, without the total value of the accumulated depreciation and the general provision exceeding 100% of the value of the leased asset.

               Instructions contained in Chapter II of External Circular 100 of 1995 are followed when evaluating and rating the leased assets.

(Q) REAPPRAISALS

               This account records reappraisals of property and equipment, real state available for sale investments with low exchange volume or which are unquoted.

               Valuations are subject to the accounting policy for each type of asset.

(R) INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS

               The Bank records funds obtained by the Bank from other financial institutions to satisfy transient liquidity needs in overnight funds. These transactions have a maximum term of thirty (30) calendar days, except the operations with the Colombian Central Bank. Purchases not repaid within that term are reclassified as bank loans and other financial obligations.

          The difference between present value (cash received) and future value (repurchase price) is recorded as interest expenses on overnight fund in statement of operations.

(S) DEFERRED INCOME

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

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               The capitalization of yields on restructured loans that have been recorded in memorandum accounts or as charge - off loan balances are included in this category as indicated in Note 2 (j).

(T) RETIREMENT PENSIONS

               The Bank and its subsidiary Almacenar S.A. apply the provisions in Decree 1517 of 1998, which requires a distribution of charges to amortize the actuarial calculation by 2010. As of December 31, 2006, the Bank has amortized the total actuarial liability.

(U) ACCRUED EXPENSES

               The Bank and its Subsidiaries record provisions to cover estimated liabilities, such as fines, sanctions, litigations and lawsuits, provided that:

          -    The Bank has acquired a right, and therefore has an obligation;

          -    Payment may be demanded or is probable; and

          -    The provision is justifiable, quantifiable and verifiable.

               This account also records estimates for taxes.

(V) RECOGNITION OF INTEREST REVENUE

               Interest revenue is recognized in current earnings as it accrues. Interest is suspended when due and there is a doubt regarding its collectibility.

(W) CONTINGENT AND MEMORANDUM ACCOUNTS

               Contingent accounts record operations in which the Bank and its Subsidiaries acquire rights or assume obligations conditioned by possible future events with varying degrees of probability, such as definite, possible or remote. Memorandum accounts record third party operations whose nature does not affect the financial situation of the Bank. Contingent and memorandum accounts are included in the caption memorandum accounts of the balance sheet.

(X) NET INCOME PER SHARE

               To determine net income per share, the Bank uses the weighted average of the number of shares outstanding during the accounting period.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(Y) LEGAL RESERVE

               According to Colombian law, credit institutions must constitute a legal reserve that amounts to at least fifty percent (50%) of the subscribed capital, formed with ten percent (10%) of the net income of each period.

(Z) CONVENIENCE TRANSLATION TO U.S. DOLLARS

               The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. Dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of Ps 2,238.79 per US$ 1, which is approximately the exchange rate, calculated on December 29, 2006, the last business day of the year, by the Superintendency of Finance. This translation may not be construed to represent that the Colombian peso represents or has been, or could be converted into, U.S. Dollars at that or any other rate.

(AA) INCOME TAX EXPENSES - CURRENT AND DEFERRED

               The income tax is determined as follows: from the ordinary and extraordinary income realized in the period, that being susceptible of produce net increase of shareholders' equity in the moment they incurred and, that have not been exempted, are reduced returns, reductions and discounts to obtain net income. As appropriate, realized costs that have a direct relation with income are substracted to determine income before taxes. Deductions are applied to income before taxes to obtain the taxable income for the ordinary system.

               For purposes of income tax, it is presumed that the taxable income is not lower than 6% of shareholder's equity at the last day of the immediately previous taxable period. The excess of taxable income determined under the ordinary system over presumed income becomes taxable income to which the statutory tax rate applies.

               When income tax is paid on presumed income, the difference between this and the income tax calculated under ordinary system can be adjusted in the subsequent five years.

               Deferred income taxes are generally recognized for timing differences for commercial and manufacturing subsidiaries. For financial companies, the Superintendency of Finance has restricted inclusion of timing differences related to the amortization of fiscal losses and the excess of presumed income over ordinary income as a deferred tax asset.

(BB) BUSINESS COMBINATION

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

               The Conavi and Corfinsura acquisition was accounted for using the pooling of interests method in accordance with the methodology suggested by the Superintendency of Finance. The Sufinanciamiento and Comercia (now Factoring Bancolombia) acquisition was accounted for using the purchase method under Colombian GAAP.

               The line "merger effect" in the consolidated statement of stockholder's equity under Colombian GAAP for 2005 includes the difference between the issuance of shares and the carrying amount of the net asset acquired from Conavi and Corfinsura.

(3) TRANSACTIONS IN FOREIGN CURRENCY

               The Superintendency of Finance defines limits on the amount of foreign-currency assets and liabilities. As of December 31, 2005 and 2006, the Bank was in compliance with these limits.

               Substantially all foreign currency holdings are in U.S. Dollars. The consolidated foreign currency assets and liabilities, converted to US$, of the Bank and its Subsidiaries at December 31, 2005 and 2006 were as follows:

                                                 2005           2006
                                             ------------   ------------
ASSETS:
Cash and due from banks                      US$   81,327   US$  130,867
Overnight funds                                   213,897         55,090
Investment securities                             786,733        621,604
Loans, net                                      1,734,049      1,636,001
Customers' acceptances                           (500,176)      (339,803)
Accounts receivable                                47,351         36,381
Premises and equipment, net                        21,625          6,230
Other assets                                       40,933         94,918
                                             ------------   ------------
   TOTAL FOREIGN CURRENCY ASSETS             US$2,425,739   US$2,241,288
                                             ------------   ------------
LIABILITIES:
Deposits                                        1,155,250      1,338,157
Bank acceptances outstanding                       21,071         27,520
Borrowings from domestic development banks         90,234          1,333
Interbank borrowings                              746,630        476,527

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                 2005           2006
                                             ------------   ------------
Other liabilities                                 243,266        186,175
                                             ------------   ------------
   TOTAL FOREIGN CURRENCY LIABILITIES           2,256,451      2,029,712
                                             ------------   ------------
   NET FOREIGN CURRENCY ASSET POSITION       US$  169,288   US$  211,576
                                             ============   ============

               At December 31, 2005 and 2006, the Bank's net foreign currency consolidated asset position amounted to US$ 308,272 and US$ 176,451, respectively; which meet the legal requirements.

               At December 31, 2005 and 2006, the Subsidiaries Bancolombia Panama S.A. and Bancolombia Cayman had foreign currencies which represent 51.09% and 54.61%, respectively, of the consolidated assets in foreign currency and 48.15% and 51.30%, respectively, of the consolidated liabilities in foreign currency.

(4) CASH AND DUE FROM BANKS

               The balances of cash and due from banks consisted of the following:

                                                          2005          2006
                                                       -----------   -----------
COLOMBIAN PESO DENOMINATED:
Cash                                                   Ps  740,615   Ps1,148,238
Due from the Colombian Central Bank                        279,909        75,025
Due from domestic banks                                     15,237        12,047
Remittances of domestic negotiated checks in transit        19,991        21,199
Provision                                                      (86)         (741)
                                                       -----------   -----------
   TOTAL LOCAL CURRENCY                                  1,055,666     1,255,768
                                                       -----------   -----------

FOREIGN CURRENCY:
Cash                                                        20,999        15,634
Due from the Colombian Central Bank                          5,379         2,962
Due from foreign banks                                     153,106       270,495
Remittances of foreign negotiated checks in transit          6,299         4,490
Provision                                                      (14)         (597)
                                                       -----------   -----------
   TOTAL FOREIGN CURRENCY                                  185,769       292,984
                                                       -----------   -----------
   TOTAL CASH AND DUE FROM BANKS                       Ps1,241,435   Ps1,548,752
                                                       ===========   ===========

               Reserves required to certain transactions and Time Deposits with the Colombian Central Bank amounted to Ps 1,098,712 and Ps 1,315,927 at December 31, 2005 and 2006, respectively. The required reserves, which are prescribed by the Colombian Central Bank, are based on a percentage of deposits maintained at the Bank by its customers.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(5) INVESTMENT SECURITIES

               Investment in trading securities consisted of the following:

                                            2005          2006
                                        -----------   -----------
TRADING SECURITIES
COLOMBIAN PESO DENOMINATED:
Colombian government                    Ps3,305,131   Ps  814,338
Colombian Central Bank                           15            11
Government entities                          44,674        16,784
Financial institutions                    1,044,838     1,004,563
Corporate bonds                              64,228        28,929
Other marketable equity securities          192,535       207,203
                                        -----------   -----------
   TOTAL LOCAL CURRENCY DENOMINATED       4,651,421     2,071,828
                                        -----------   -----------
FOREIGN CURRENCY DENOMINATED:
Colombian government                        136,111       153,677
Financial institutions                      664,223       438,506
Other marketable equity securities               --         3,481
                                        -----------   -----------
   TOTAL FOREIGN CURRENCY DENOMINATED       800,334       595,664
                                        -----------   -----------
   TOTAL TRADING SECURITIES               5,451,755     2,667,492
                                        -----------   -----------
Allowance for trading securities            (1,100)        (7,622)
                                        -----------   -----------
   TRADING SECURITIES, NET              Ps5,450,655   Ps2,659,870
                                        ===========   ===========

               The foreign currency denominated securities issued or secured by the Colombian government are bonds denominated in U.S. Dollars, purchased at par value, with annual average interest rates of 5.68% and 6.22% for 2005 and 2006, respectively.

               As of December 31, 2005 and 2006, the Bank had pledged investments securities amounting to Ps 1,723,109 and Ps 1,147,942, respectively as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.

               The Bank sold Ps 234,428,554 and Ps 218,569,232 of investment securities during the years ended December 31, 2005 and 2006, respectively.

               Investment in available for sale securities consisted of the following:

                                                   2005           2006
                                                -----------   -----------
   AVAILABLE FOR SALE
COLOMBIAN PESO DENOMINATED:
Colombian government                             Ps897,155    Ps  679,056
Financial institutions                              27,655         67,823
Other marketable equity securities                   3,434        313,424
                                                 ---------    -----------
   TOTAL LOCAL CURRENCY DENOMINATED                928,244      1,060,303
                                                 ---------    -----------

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                    2005          2006
                                                -----------   -----------
FOREIGN CURRENCY DENOMINATED:
Colombian government                                496,726       674,437
Financial institutions                              339,633        61,687
Other marketable equity securities                   77,953        14,157
                                                -----------   -----------
   TOTAL FOREIGN CURRENCY DENOMINATED               914,312       750,281
                                                -----------   -----------
   TOTAL AVAILABLE FOR SALE - DEBT SECURITIES   Ps1,842,556   Ps1,810,584
                                                ===========   ===========

                                                                              PARTICIPATION             PARTICIPATION
                                                                              PERCENTAGE AT             PERCENTAGE AT
                                                                              DECEMBER 31,              DECEMBER 31,
                                                                                  2005          2005        2006          2006
                                                                              -------------  ---------  -------------  ---------
   AVAILABLE FOR SALE - EQUITY SECURITIES
Todo Uno Services                                                                   38.86%   Ps 49,849      46.51%     Ps 53,335
Urbanizacion Chico Oriental No. 2 Ltda.                                             24.37%       7,848      24.37%         7,848
Carreteras Nacionales del Meta S.A. (1)                                              8.44%       5,509         --             --
Sociedad Administradora de Fondos de Pensiones y de Cesantias Proteccion S.A        23.44%      19,481      23.44%        19,481
Fideicomiso Devinorte (1)                                                           10.31%       5,277         --             --
Concesiones CCFC S.A.                                                               25.50%       4,358      25.50%         4,358
Banco Latinoamericano  de exportaciones BLADEX S.A.                                  0.20%       2,131       0.22%         2,109
Deposito Centralizado de Valores de Colombia Deceval S.A.                           11.38%       2,954      13.58%         3,735
Urbanizacion Sierras del Chico Ltda.                                                 0.55%         203       0.55%           203
Concesiones Urbanas S.A.                                                            33.32%       8,446      33.32%         8,446
Titularizadora Colombiana S.A.                                                      21.25%      11,162      21.25%        14,765
Promotora la Alborada                                                               25.81%      14,001      25.81%        14,001
Compania Suramericana de Inversiones S.A. Surainversiones (1)                        0.73%      64,672         --             --
Redeban Red Multicolor                                                              20.36%       4,396      20.36%         4,396
Terminal Maritimo Muelles El Bosque                                                  7.01%       3,390       7.01%         3,390
Muelles El Bosque Operadores Portuarios                                              7.93%       1,242       7.93%         1,242
Sutecnologia S.A.                                                                   49.00%         343      49.50%         1,535
Cadenalco S.A. Titularizacion                                                        3.33%       2,490       3.33%         3,929
Bolsa de Valores de Colombia                                                         8.54%       2,628       8.54%         5,509
Metrotel redes                                                                         --           --      28.42%        10,568
Other                                                                                            7,101                     4,297
                                                                                             ---------                 ---------
   TOTAL EQUITY SECURITIES                                                                     217,481                   163,147
Allowance for other-than-temporary impairment in value                                         (67,532)                  (63,060)
                                                                                             ---------                 ---------
   EQUITY SECURITIES, NET                                                                    Ps149,949                 Ps100,087
                                                                                             =========                 =========

(1)  These securities were sold during 2006.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               Dividends received from equity investments amounted to Ps 30,546, Ps 42,731 and Ps 21,199 for the years ended December 31, 2004, 2005 and 2006, respectively.

               The equity investments were classified as Category "A", except for the following:

                                                          2005                  2006
                                                 --------------------   --------------------
                                                            VALUATION              VALUATION
                                                 CATEGORY   ALLOWANCE   CATEGORY   ALLOWANCE
                                                 --------   ---------   --------   ---------
Todo Uno Services                                    D       Ps45,872       D       Ps44,218
Urbanizacion Chico Oriental No. 2 Ltda.              E          7,848       E          7,848
Urbanizacion Sierras del Chico Ltda.                 E            203       E            203
Industria Colombo Andina Inca S.A.                   E            300       E            300
Venrepa C.A.                                         E          2,578      --             --
Sociedad Portuaria San Andres                        E              3       E              3
Sociedad Promotora Siderurgica Colombiana E.U.       E            534       E            297
Promotora La Alborada                                E          9,897       E          9,897
Oikos Titulos de Inversion en Circulacion           --             --       E            287
Others                                                            297                      7
                                                             --------               --------
                                                             Ps67,532               Ps63,060
                                                             ========               ========

               Investment in held to maturity securities consisted of the following:

                                                             2005         2006
                                                         -----------   -----------
   HELD TO MATURITY SECURITIES
COLOMBIAN PESO DENOMINATED:
Colombian government                                     Ps  873,679   Ps  523,007
Government entities                                               --         5,106
Financial institutions                                        55,757       520,926
Other                                                         16,147        30,712
                                                         -----------   -----------
   TOTAL HELD TO MATURITY SECURITIES                         945,583     1,079,751
FOREIGN CURRENCY DENOMINATED:
Colombian government                                          34,876        12,394
Financial institutions                                         5,955            --
Other                                                         34,965        21,978
                                                         -----------   -----------
   TOTAL FOREIGN CURRENCY DENOMINATED                         75,796        34,372
                                                         -----------   -----------
   TOTAL HELD TO MATURITY SECURITIES                       1,021,379     1,114,123
                                                         -----------   -----------
Allowance for other-than-temporary impairment in value        (4,836)       (6,903)
                                                         -----------   -----------
   TOTAL HELD TO MATURITY SECURITIES, NET                Ps1,016,543   Ps1,107,220
                                                         ===========   ===========

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               The maturity and yield of securities issued by Colombian Government Peso-denominated, as of December 31, 2006, were as follow:

MATURITY                              BALANCE    YIELD (1)
                                     ---------   ---------
One year or less                       346,988     6.66%
After one year through five years    1,035,632     7.99%
After five years through ten years     608,358     8.07%
After ten years                         25,446     8.79%
                                     ---------     ----
TOTAL                                2,016,424     7.80%
                                     =========     ====

----------
(1)  Calculated using internal return rate (IRR) as of December 31, 2006

(6)  LOANS AND FINANCIAL LEASES

               Loan portfolio and financial lease contracts were classified, in accordance with the provisions of the Superintendency of Finance, as follow:

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

                                DECEMBER 31, 2006

                                                                                  FINANCIAL
    CLASSIFICATION         MORTGAGE     COMMERCIAL      CONSUMER    SMALL LOAN      LEASES         TOTAL
    --------------       -----------   ------------   -----------   ----------   -----------   ------------
"A" Normal Risk          Ps1,288,334   Ps15,216,763   Ps3,327,404    Ps79,225    Ps3,398,819   Ps23,310,545
"B" Acceptable Risk           53,139        431,653       111,728       3,566        108,688        708,774
"C" Appreciable Risk          22,454        114,146        38,659       1,807         32,320        209,386
"D" Significant Risk          11,833        173,634        50,937       1,203          5,156        242,763
"E"  Unrecoverable             9,685         92,309        58,532       5,277          8,303        174,106
                         -----------   ------------   -----------    --------    -----------   ------------
   TOTAL LOANS AND
      FINANCIAL LEASES   Ps1,385,445   Ps16,028,505   Ps3,587,260    Ps91,078    Ps3,553,286   Ps24,645,574
                         ===========   ============   ===========    ========    ===========   ============

               Promissory notes documenting loans amounting to Ps 1,352,071 and Ps 707,546 at December 31, 2005 and 2006, respectively, have been duly endorsed to domestic development banks, as required by applicable laws.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               The following table represents a summary of restructured loans:

                                          2005          2006
                                      -----------   -----------
Ordinary restructurings               Ps  424,781   Ps  551,293
Extraordinary restructurings                8,526         1,265
Under law 550                              74,558        90,500
Under law 617                             184,317       166,198
Creditor agreement proceedings             12,472         5,582
Performance Agreement                       2,844         2,133
Interest and other receivables items        8,726         9,415
                                      -----------   -----------
                                          716,224       826,386
Allowances for loan losses               (256,041)     (176,110)
                                      -----------   -----------
   NET OF RESTRUCTURED LOANS          Ps  460,183   Ps  650,276
                                      ===========   ===========

(7)  ALLOWANCE FOR LOANS, FINANCIAL LEASES AND ACCRUED INTEREST LOSSES

               The following table sets forth an analysis of the activity in the allowance for loans and financial leases losses:

                                                          2004          2005          2006
                                                       ----------   -----------   -----------
Balance at beginning of year                           Ps 387,263   Ps  434,378   Ps  705,882
Balance at beginning of year (Factoring Bancolombia)           --            --         5,625
Balance at beginning of year (Conavi, Corfinsura and
   subsidiaries)                                               --       236,013            --
Allowance for financial lease reclassification (1)          7,002            --            --
Provision                                                 186,480       374,744       568,679
Charge-offs                                               (55,032)     (115,455)     (136,789)
Effect of changes in exchange rate                        (12,751)       (3,955)       (1,210)
Decrease on allowance for securitization                       --       (11,947)           --
Reversals of provisions                                   (78,584)     (207,896)     (308,004)
                                                       ----------   -----------   -----------
Balance at end of year                                 Ps 434,378   Ps  705,882   Ps  834,183
                                                       ==========   ===========   ===========
Ratio of charge-offs to average outstanding loans            0.62%         0.66%         0.63%
                                                       ==========   ===========   ===========

----------
(1) The Superintendency of Finance through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004 financial leases are accounted for as part of the loan portfolio.

               The recoveries of charged-offs loans are recorded in the consolidated statement of operations separated from provisions for loan losses.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               The following table sets forth the activity in the allowance for accrued interest losses:

                                                         2004        2005       2006
                                                       --------   ---------   --------
Balance at beginning of year                           Ps 5,170   Ps  4,603   Ps 8,655
Balance at beginning of year (Factoring Bancolombia)         --          --        481
Balance at beginning of year (Conavi, Corfinsura and
subsidiaries)                                                --       9,609         --
Allowance for financial lease reclassification (1)          473          --         --
Provision                                                 4,483      12,379     14,825
Charge-offs                                              (2,072)     (4,657)    (4,126)
Reversals of provisions                                  (3,332)    (13,267)    (8,159)
Effect of changes in exchange rate                         (119)        (12)       (32)
                                                       --------   ---------   --------
Balance at end of year                                 Ps 4,603   Ps  8,655   Ps11,644
                                                       ========   =========   ========

----------
(1) The Superintendency of Finance through its External Circular 040 modified the treatment of financial leases. Since January 1, 2004 financial leases are accounted for as part of the loan portfolio.

(8) CUSTOMER ACCEPTANCES AND DERIVATIVES

               The Bank's rights and commitments from derivatives operations were as follows:

                                                               2005        2006
                                                            ---------   ----------
CUSTOMER ACCEPTANCES
Current                                                     Ps 62,282   Ps  57,202
Overdue                                                           704        6,828
                                                            ---------   ----------
TOTAL                                                          62,986       64,030
                                                            ---------   ----------
DERIVATIVES
(Fair value of derivatives instruments)
NEXT DAY OPERATIONS
Foreign exchange rights contracts bought                          296      245,494
Foreign exchange rights contracts sold                          1,630      241,641
Investment securities rights bought (local currency)           14,805       50,242
Investment securities rights sold (local currency)              3,010      115,455
                                                            ---------   ----------
   Total rights                                                19,741      652,832
                                                            ---------   ----------
Foreign exchange commitments contracts bought                    (295)    (245,705)
Foreign exchange commitments contracts sold                    (1,614)    (241,671)
Investment securities commitments bought (local currency)     (14,756)     (50,164)
Investment securities commitments sold (local currency)        (3,006)    (115,410)
                                                            ---------   ----------
   Total obligations                                          (19,671)    (652,950)
                                                            ---------   ----------
      TOTAL NEXT DAY OPERATIONS                                    70         (118)
                                                            ---------   ----------

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                2005           2006
                                                            ------------   ------------
FORWARD CONTRACTS
Foreign exchange rights contracts bought                       2,284,278      3,257,790
Foreign exchange rights contracts sold                         3,304,346      3,915,765
Investment securities rights bought (local currency)             956,244      1,042,606
Investment securities rights sold (local currency)               821,967        260,854
                                                            ------------   ------------
   Total rights                                                7,366,835      8,477,015
Foreign exchange commitments contracts bought                 (2,372,882)    (3,369,751)
Foreign exchange commitments contracts sold                   (3,184,882)    (3,757,637)
Investment securities commitments bought (local currency)       (950,569)    (1,031,758)
Investment securities commitments sold (local currency)         (824,432)      (271,562)
                                                            ------------   ------------
   Total obligations                                          (7,332,765)    (8,430,708)
                                                            ------------   ------------
      TOTAL(1)                                                    34,070         46,307
                                                            ------------   ------------
FUTURES CONTRACTS
Foreign exchange rights contracts bought                    Ps    14,860   Ps        --
Foreign exchange rights contracts sold                             9,151         43,973
Investment securities rights bought (local currency)               9,394              6
Investment securities rights sold (local currency)                 9,412              6
                                                            ------------   ------------
   Total rights                                                   42,817         43,985
                                                            ------------   ------------
Foreign exchange commitments contracts bought                    (14,860)            --
Foreign exchange commitments contracts sold                       (9,151)       (43,973)
Investment securities commitments bought (local currency)         (9,394)            (6)
Investment securities commitments sold (local currency)           (9,412)            (6)
                                                            ------------   ------------
   Total obligations                                             (42,817)       (43,985)
                                                            ------------   ------------
      TOTAL FUTURE CONTRACTS                                          --             --
                                                            ------------   ------------
SWAPS
Foreign exchange right contracts                                 765,046      1,151,073
Interest rate rights contracts                                    33,248        121,547
Foreign exchange commitments contracts                          (729,238)    (1,098,591)
Interest rate commitments contracts                              (32,633)      (116,558)
                                                            ------------   ------------
      TOTAL SWAPS                                                 36,423         57,471
                                                            ------------   ------------
 OPTIONS
 Foreign exchange call options                                       (18)            86
 Foreign exchange put options                                       (111)        (1,381)
                                                            ------------   ------------
      TOTAL OPTIONS                                                 (129)        (1,295)
                                                            ------------   ------------
         TOTAL CUSTOMER ACCEPTANCES AND DERIVATIVES         Ps   133,420   Ps   166,395
                                                            ============   ============

----------
(1) Includes forward contracts known in Colombia as "carrousel transactions", or "operacion carrousel", which refer to a commitment between several entities to buy and sell during consecutive periods of time and for fixed prices and fixed rent title.

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

               The Bank's derivatives policy is to maintain active and passive positions with clients with the intent to reduce interest rate and exchange rate risk as much as possible. Within the credit limit granted to the Bank's clients, there is a portion for derivatives operations. For this reason, the Bank never carries out a derivatives transaction unless the client has the capacity to obtain credit from the Bank.

               Under the rules of the Superintendency of Finance, the Bank's derivatives portfolio is marked to market daily. Unrealized gains and losses are expressed in the statement of operations.

               For forward contracts, the average cost of rights and commitments relating to the purchase of financial instruments is 7.16% with a maturity of seven days and the average yield from rights and commitments relating to the sale of financial instruments is 6.67% with an average maturity of two days.

               The average yield from rights and commitments relating to the sale of foreign currency is 2.25% annually with an average maturity of 56 days. The average yield from rights and commitments relating to the purchase of foreign currency is 1.40% annually with an average maturity of 48 days.

               The average value of hedging portfolio during the years 2005 and 2006 was US$ 3,578 and US$ 4,014 and the average yield was 1.03% and 0.35%, respectively.

(9) ACCOUNTS RECEIVABLE

               Accounts receivable consisted of the following:

                                                            2005        2006
                                                         ---------   ---------
Credit card compensation                                 Ps242,225   Ps210,056
Overnight funds sold                                           836       1,048
Commissions                                                 17,561      34,843
Sierras del Chico y Chico Oriental                           3,462       4,289
Receivables from Entities in intervention process           53,036          --
Sale of BC's Equity investments (1)                         27,770      45,200
Renting                                                        727         474
Advances to contractors and honoraries                      81,064     124,353
Commitment seller                                           10,639      10,993
Warehousing services                                         8,134      10,292
Dividends                                                    1,319       2,826
Treasury operations pending of paid by the customers        20,704       1,193

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                            2005         2006
                                                         ---------   ---------
Services and properties sells                               58,250      27,759
Employee advances                                              267         367
Securities pending of paid by the issuer ("Bancoldex")         900          --
Deposit security receivable ("Fogafin")                     26,167      26,540
Other receivables                                           68,236      84,580
                                                         ---------   ---------
   TOTAL ACCOUNTS RECEIVABLE                               621,297     584,813
Allowance for accounts receivable losses                   (30,984)    (22,215)
                                                         ---------   ---------
   ACCOUNTS RECEIVABLE                                   Ps590,313   Ps562,598
                                                         =========   =========

               The changes in allowance for accounts receivable are as follows:

                                        2004       2005        2006
                                      --------   --------   ---------
Balance at beginning of year          Ps15,367   Ps14,840   Ps 30,984
Provision for uncollectible amounts      6,923     25,121      17,621
Charge-offs                             (2,292)    (7,851)     (5,573)
Effect of exchange rate                     --       (163)        557
Reversal of provision                   (5,158)      (963)    (21,374)
                                      --------   --------   ---------
Balance at end of year                Ps14,840   Ps30,984   Ps 22,215
                                      ========   ========   =========

----------
(1)  Includes sales of Lab Investment & Logistic and Abocol and affiliate.

(10) PREMISES AND EQUIPMENT

               Premises and equipment consisted of the following:

                                       2005          2006
                                   -----------   -----------
PREMISES AND EQUIPMENT
Land                               Ps   65,750   Ps   78,512
Buildings                              305,895       321,055
Warehouses                              18,352         7,116
Furniture, equipment and fixtures      191,189       212,874
Computer equipment                     370,532       441,846
Vehicles                                 7,231         6,328
Construction in progress                    54        18,221
Machinery and equipment                 14,956        15,478
Equipment in - transit(1)              210,920       245,478
                                   -----------   -----------
   TOTAL                             1,184,879     1,346,908
Less accumulated depreciation         (537,454)     (617,947)
Allowance                              (23,696)      (16,239)
                                   -----------   -----------
   PREMISES AND EQUIPMENT, NET     Ps  623,729   Ps  712,722
                                   ===========   ===========

----------
(1)  Includes goods being imported to be allocated to leasing.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               Premises and equipment depreciation expense for the years ended December 31, 2004, December 31, 2005 and December 31, 2006, amounted to Ps 42,832, Ps 79,293 and Ps 95,921 respectively.


(11) OPERATING LEASES

               Operating leases consisted of the following:

                                       2005        2006
                                    ---------   ---------
OPERATING LEASES
Machinery and equipment             Ps  1,989   Ps  5,463
Vehicles                              172,745     211,240
Furniture, equipment and fixtures       3,428       3,440
Computer equipment                     27,550      24,186
Real goods                              1,505       1,505
                                    ---------   ---------
   TOTAL                              207,217     245,834
Rents                                   4,229       7,459
Less accumulated depreciation         (66,169)    (84,687)
Allowance                              (1,303)     (1,299)
                                    ---------   ---------
   OPERATING LEASES, NET            Ps143,974   Ps167,307
                                    =========   =========

               Operating lease depreciation expense for the years ended December 31, 2004, 2005 and 2006, amounted to Ps 4,040, Ps 8,340 and Ps 8,632, respectively.

(12) PREPAID EXPENSES AND DEFERRED CHARGES

               Prepaid expenses and deferred charges consisted of the following:

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                   2005       2006
                                                 --------   --------
PREPAID EXPENSES:
Insurance premiums                               Ps13,677   Ps12,417
Interest                                               30         11
Other                                                 913     16,072
                                                 --------   --------
   TOTAL PREPAID EXPENSES                          14,620     28,500
                                                 --------   --------
DEFERRED CHARGES:
Studies and projects                                1,669      1,887
Computer programs                                   5,971      8,450
Leasehold improvements                              1,017      2,994
Deferred taxes non-banking entities                   958        714
Stationery and supplies                               424        233
Commissions from derivative products                   --        744
Loss on valuation of debt securities                   --        941
Other                                               2,239      1,999
                                                 --------   --------
   TOTAL DEFERRED CHARGES                        Ps12,278   Ps17,962
                                                 --------   --------
   TOTAL PREPAID EXPENSES AND DEFERRED CHARGES   Ps26,898   Ps46,462
                                                 ========   ========

(13) OTHER ASSETS

               Other assets consisted of the following:

                                                      2005        2006
                                                   ---------   ---------
OTHER ASSETS:
Value added tax deductible and withholding taxes   Ps 37,708   Ps 39,426
Investment in Trust                                   70,764      16,129
Deposits                                              89,564     147,423
Assets to place in lease contracts                   352,079     445,050
Inventory                                              5,295       5,543
Consortiums                                            4,727       9,808
Other                                                  3,451      11,886
                                                   ---------   ---------
   TOTAL OTHER ASSETS                              Ps563,588   Ps675,265
                                                   =========   =========

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(14) GOODWILL

               The movements in goodwill are as follows:

                                  2004        2005        2006
                               ---------   ---------   ---------
Balance at beginning of year   Ps 99,910   Ps 73,607   Ps 50,959
Additions(1)                          --          --      15,019
Amortization                     (26,303)    (22,648)    (25,814)
                               ---------   ---------   ---------
Balance at end of year         Ps 73,607   Ps 50,959   Ps 40,164
                               =========   =========   =========

----------
(1) Corresponds to goodwill derived from acquisition of Factoring Bancolombia in May 2006.

(15) FORECLOSED ASSETS

               Foreclosed assets consisted of the following:

                                     2005         2006
                                  ----------   ----------
Equity securities                 Ps  52,273   Ps  54,202
Real estate                          179,498      131,816
Other assets                           4,765        6,986
                                  ----------   ----------
   TOTAL                             236,536      193,004
Allowance                           (205,176)    (174,393)
                                  ----------   ----------
   TOTAL FORECLOSED ASSETS, NET   Ps  31,360   Ps  18,611
                                  ==========   ==========

               The following is a summary of equity securities classified as foreclosed assets:

                                        2005       2006
                                      --------   --------
Urbanizacion Sierras del Chico Ltda   Ps11,567   Ps11,703
Chico Oriental Numero 2 Ltda.           14,053     14,202
Pizano S.A.                              3,663      3,663
Convertible Securities Pizano S.A.       3,221      3,221
Lineas Agromar trust                     1,547      1,399
Emcocables 2 Santa Ana trust             1,752         --
Pagos Procampo trust                     7,044      7,044
Textiles Fabricato                         297         --
Conconcreto S.A.                         2,622      2,622
Holguines Cali                           1,485      1,485
Coltejer                                    --      2,674
Lote2C Chisa trust                         961      3,511
Other                                    4,061      2,678
                                      --------  ---------
    TOTAL                             Ps52,273   Ps54,202
                                      ========  =========

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               The changes in allowance for foreclosed assets are as follows:

                                                                        2004         2005        2006
                                                                     ----------   ---------   ---------
Balance at beginning of year                                         Ps 135,090   Ps140,865   Ps205,176
Balance at beginning of the year (Factoring Bancolombia)                     --          --       2,370
Balance at beginning of year (Conavi, Corfinsura and subsidiaries)                                   --
                                                                             --      65,814
Provision                                                                23,002      44,665      22,037
Charge-offs                                                                  --        (772)       (978)
Reversals of provisions                                                 (17,227)    (45,445)    (54,298)
Reclassifications                                                            --          52          91
Effect of changes in exchange rates                                          --          (3)         (5)
                                                                     ----------   ---------   ---------
Balance at the end of year                                           Ps 140,865   Ps205,176   Ps174,393
                                                                     ==========   =========   =========

(16) REAPPRAISAL OF ASSETS

               The following table describes reappraisals of assets:

                                            2005         2006
                                         ----------   ----------
Asset revaluations, net                  Ps 330,915   Ps 348,364
Less: proportional equity revaluations     (196,159)    (179,651)
Less: minority interests                    (24,277)     (28,020)
                                         ----------   ----------
   TOTAL EQUITY REVALUATIONS             Ps 110,479   Ps 140,693
                                         ==========   ==========

               The proportional equity revaluations refer to the acquisition of investment in Banca de Inversion S.A. (formerly Colcorp S.A), Almacenar S.A., Valores Bancolombia S.A. (formerly Suvalor S.A.), Leasing Bancolombia S.A. (formerly Leasing Colombia), Fiduciaria Bancolombia S.A. (formerly Fiducolombia S.A.), Sufinanciamiento S.A., Inversiones IVL S.A, Multienlace S.A., and some of the affiliates of the entities mentioned above, calculated on the acquisition date. Consolidation rules require this value to be unchanged while the investment is held or no new acquisitions are made.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(17) INTERBANK BORROWINGS

               Interbank borrowings, primarily denominated in U.S. Dollars, are summarized as follows:

                    2005          2006
                -----------   -----------
FOREIGN BANKS
Short-term      Ps1,381,696   Ps  679,105
Long-term           323,772       387,740
                -----------   -----------
   TOTAL        Ps1,705,468   Ps1,066,845
                ===========   ===========

               Short-term interbank borrowings, obtained from other banks for liquidity purposes, are unsecured and generally have maturities ranging from 90 to 180 days.

               Interest rates on U.S. dollar denominated short-term borrowings from foreign banks averaged 3.62% and 5.59% in 2005 and 2006, respectively.

               For long-term interbank borrowings, the average interest rate was 3.70% and 5.76% in 2005 and 2006, respectively, and maturities at December 31, 2006 were as follows:

           2006
       -----------
2007   Ps  924,804
2008        82,881
2009        10,332
2010        11,394
2011        37,434
       -----------
       Ps1,066,845
       ===========

(18) BORROWINGS FROM DOMESTIC DEVELOPMENT BANKS

               The Colombian government has established programs to promote the development of specific sectors of the economy. These sectors include foreign trade, agriculture, tourism and many other industries. These programs are under the administration of the Colombian Central Bank and various government entities.

               Under these programs, the Bank receives a loan request from an applicant operating in a designated economic sector. The Bank then performs a full credit analysis of the applicant based on its normal credit criteria. If the criteria are met, the Bank applies to the appropriate government agency for funding. The government agency reviews the loan application to determine compliance with the policy and objectives and may also perform an independent credit analysis of the applicant. Upon approval, the agency disburses funds to the Bank. The Bank, in turn, disburses the loan to its customer and assumes all credit risk.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               These loans generally bear interest from 3% to 6% above the average rates paid by domestic banks on short-term Time Deposits. Loan maturities vary depending on the program (ranging from one to ten years). The Bank funds approximately 0% to 15% of the total loan balance, with the remainder being provided by the respective government agencies. Loans to customers are in the same currency and maturity as the borrowings from the agencies.

               Borrowings from domestic development banks received from certain Colombian government agencies consisted of the following:

                                                          2005           2006
                                                       -----------   -----------
Fondo para el Financiamiento del Sector Agropecuario   Ps  383,904   Ps  429,175
Banco de Comercio Exterior de Colombia ("Bancoldex")       957,511       732,617
Findeter                                                   612,297       753,200
Other                                                      268,371       534,589
                                                       -----------   -----------
   TOTAL                                               Ps2,222,083   Ps2,449,581
                                                       ===========   ===========

               Interest rates on borrowings from domestic development banks averaged 7.03% and 6.58% in 2005 and 2006, respectively, in local currency and 5.12% and 6.47% in 2005 and 2006, respectively, in foreign currency. Maturities at December 31, 2006 were as follows:

2007                  Ps  530,671
2008                      432,245
2009                      423,958
2010                      376,902
2011                      364,530
2012 and thereafter       321,275
                      -----------
   TOTAL              Ps2,449,581
                      ===========

(19) OTHER LIABILITIES

               Other liabilities consisted of the following:

                                                                  2005       2006
                                                               ---------   --------
Unearned income                                                Ps 15,373   Ps20,579
Accrued severance Law 50, net of advances                         14,453     17,269
Accrued severance pre-Law 50, net of advances to employees
   of Ps 11,354 and Ps 11,360 in 2005 and 2006, respectively      13,259     13,553
Accrued payroll and other severance benefits                      37,707     43,649
Accrued pension obligations net of deferred cost                  88,682     99,085
Negative goodwill                                                  9,959      7,137
Deferred interest on restructured loans                           56,974     50,549
Deferred tax liability                                           100,353     40,683

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                  2005        2006
                                                               ---------   ---------
Advances                                                         103,213      75,104
Other                                                             19,995      20,089
                                                               ---------   ---------
   TOTAL                                                       Ps459,968   Ps387,697
                                                               =========   =========

               Unearned income consists of prepayments of interest by customers. Terms for the prepayment of interest are established when the loan is originated. Unearned income is generally amortized on a straight-line basis over the term for which interest has been prepaid.

               Colombian labor law give the right to each employee hired before January 1, 1991 to a severance payment in an amount equal to such employee's last monthly salary multiplied by the number of years of service. The Bank increases the accrued liability for such severance benefits whenever an employee's salary is increased. To allow greater flexibility in labor contracts, the Colombian government enacted Law 50 in 1990, which, among other things, permits companies to negotiate a waiver of the retroactivity component of severance pay with their employees. In August 1994, the Bank and its executive employees agreed on a plan that waived the retroactivity component of severance pay.

               In accordance with the Colombian Labor Code, employers must pay retirement pensions to employees who fulfill certain requirements as to age and time of service. However, the Social Security Institute and other private funds have assumed the pension obligation for the majority of the Bank's employees.

     Pension obligation

               The following is an analysis of the Bank's pension obligations:

                                            PROJECTED
                                             PENSION
                                            LIABILITY   DEFERRED COST      NET
                                            ---------   -------------   ---------
BALANCE AT DECEMBER 31, 2003                Ps 79,438     Ps   (860)    Ps 78,578
                                            =========     =========     =========
Adjustment per actuarial valuation             17,064       (17,064)           --
Benefits paid                                  (9,364)           --        (9,364)
Pension expense                                    --        17,139        17,139
                                            ---------     ---------     ---------
BALANCE AT DECEMBER 31, 2004                Ps 87,138     Ps   (785)    Ps 86,353
                                            =========     =========     =========
Balance at beginning of year (Corfinsura)         356            --           356
Decrease for Abocol sale                       (5,292)          785        (4,507)
Reclassification                                  (51)           --           (51)
                                            ---------     ---------     ---------
Adjustment per actuarial valuation             16,715       (16,715)           --
Benefits paid                                 (10,184)           --       (10,184)
                                            =========     =========     =========
Pension expense                                    --        16,715        16,715
                                            ---------     ---------     ---------
BALANCE AT DECEMBER 31, 2005                Ps 88,682     Ps     --     Ps 88,682
                                            =========     =========     =========

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                               PROJECTED
                                PENSION
                               LIABILITY   DEFERRED COST      NET
                               ---------   -------------   ---------
Benefits paid                    (11,753)        --          (11,753)
Pension expense                   22,156         --           22,156
                               ---------        ---        ---------
BALANCE AT DECEMBER 31, 2006   Ps 99,085         --        Ps 99,085
                               =========        ===        =========

               In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations. The significant assumptions used in the actuarial calculations were the following:

                            2004    2005    2006
                           -----   -----   -----
Discount rate              21.23%  19.06%  16.53%
Future pension increases   13.72%  12.01%  10.55%
                           =====   =====   =====

(20) LONG TERM-DEBT

               Companies are authorized by the Superintendency of Finance to issue or place ordinary bonds or general collateral bonds. Every time a new issuance is planned, the Superintendency of Finance must be informed of the total value, series, number of bonds, date of issuance, term and frequency of payment, the corresponding return and the place and form of payment of said return as duly provided for by applicable legislation.

               The bonds issued are recorded in the National Register of Securities for all legal purposes and may be subject to a public offer without any need for further authorization from the Superintendency of Finance.

               The term for repaying the bonds issued, either partially or totally, may not be less than one (1) year and these shall cease to yield a return as of the date established for collecting said payment.

               The scheduled maturities of long term-debt at December 31, 2006 were as follows:

2007                  Ps  484,322
2008                      260,428
2009                      255,121
2010                      108,995
2011                      159,990
2012 and thereafter        33,846
                      -----------
                      Ps1,302,702
                      ===========

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               Long-term debt consists of bonds issued by Bancolombia (unconsolidated), Leasing Colombia S.A., Fundicom S.A., Sufinanciamiento S.A. and by Renting Colombia S.A. bearing interest at the following rates:

          BANCOLOMBIA S.A.
----------------------------------
Issue Date   Maturity Date    Rate
----------   -------------   -----
  1997(1)      03-Sep-07     11.48%
  2000(1)      30-Nov-02     14.15%
  2001(1)      04-Apr-07      8.41%
  2001         20-Dec-10      9.24%
  2002(1)      21-Jun-10      8.24%
  2004         11-Feb-07      8.25%
  2004         11-Feb-07      8.68%
  2004         11-Feb-09      9.07%
  2004         11-Feb-09      9.09%

(1) Each of these issuances has a different nominal rate; for this reason annual rates showed above are calculated based on the interest accrued in 2006.

                              LEASING BANCOLOMBIA S.A.
------------------------------------------------------------------------------------
Issue Date       Maturity Date                          Rate
----------   --------------------   ------------------------------------------------
  2001       From 18 to 60 months   Up to an annual rate of the DTF or IPC plus 3%
  2002       From 60 to 72 months   Up to an annual rate of the DTF or IPC plus 2.7%
  2003       From 18 to 60 months   Up to an annual rate of DTF or IPC plus 5.67%
  2004       From 36 to 60 months   Up to an annual rate of DTF or IPC plus 4.5%
  2006       From 18 to 60 months   Up to an annual rate of DTF or IPC plus 5.05%

           FUNDICOM S.A.
---------------------------------
Issue Date   Maturity Date   Rate
----------   -------------   ----
 10-Aug-03     10-Aug-15      IPC

        SUFINANCIAMIENTO S.A.
------------------------------------
Issue Date   Maturity Date     Rate
----------   -------------   -------
 11-Mar-04     11-Mar-14     IPC + 2%
 06-Dec-05     06-Dec-15     IPC + 2%
 30-Mar-06     30-Mar-16     IPC + 2%
 08-Sep-06     08-Sep-16     IPC + 2%
 05-Oct-06     05-Oct-16     IPC + 2%
 07-Nov-06     07-Nov-16     IPC + 2%
 21-Dec-06     21-Dec-16     IPC + 2%

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

         RENTING COLOMBIA S.A.
----------------------------------------
Issue Date   Maturity Date       Rate
----------   -------------   -----------
 30-Aug-00     30-Aug-07     IPC + 9.49%
 27-Jan-03     27-Jan-07       DTF + 3%
 27-Jan-03     28-Jan-08     IPC + 7.25%
 27-Jan-03     27-Jan-09     IPC + 6.7%
 21-Sep-06     21-Sep-09     DTF + 2.80%
 21-Sep-06     21-Sep-11     IPC + 5.38%

----------
DTF: Average weekly rate of Time Deposits (issued by commercial and mortgage banks and commercial finance companies) with a maturity of 90 days.

IPC: Consumer price index

(21) ACCRUED EXPENSES

               Accrued expenses consisted of the following:

                             2005        2006
                          ---------   ---------
Income tax payable        Ps 41,125   Ps  8,077
Fines and sanctions (1)      65,594      86,764
Labor obligations             9,643      12,115
Other                        14,497      13,028
                          ---------   ---------
   TOTAL                  Ps130,859   Ps119,984
                          =========   =========

----------
(1)  See Note 26(d).

               For 2004, 2005 and 2006 the statutory income tax was 37% for the Bank unconsolidated, Leasing Bancolombia S.A., Banca de Inversion S.A. and Fiduciaria Bancolombia S.A. according to an agreement of tax stability and 38.5% for the other Subsidiaries, respectively.

               The following is a reconciliation of taxable income before income taxes:

                                                          2004          2005         2006
                                                       ----------   -----------   ----------
Income before income taxes                             Ps 817,488   Ps1,224,396   Ps 924,409
Adjustments for consolidation purposes, net               209,987        37,032      159,103
Difference between net operating loss
   carry-forwards and presumed income                    (134,715)        8,149       20,879
Non-deductible provisions, costs and expenses             176,454       130,528      177,966
Non-taxable or exempt income                             (350,338)     (364,663)    (636,915)
Difference between monetary correction for
   tax purposes and for financial reporting purposes      (47,484)      (38,028)     (62,776)
Excess of accrued income over valuation income            (20,905)     (130,265)       6,652
Amortization of excess of presumed income over
   ordinary income and amortization of
   net operating loss carry forwards                       (9,242)      (94,562)    (102,352)

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                          2004        2005         2006
                                                       ---------   ----------   ---------
Valuation derivatives effect                             (11,788)    (100,495)    (33,075)
Other                                                         --     (156,122)    (87,535)
                                                       ---------   ----------   ---------
Taxable income                                         Ps629,457   Ps 515,970   Ps366,356
                                                       ---------   ----------   ---------
Statutory tax rate                                         37.75%       34.69%      37.21%
                                                       ---------   ----------   ---------
Estimated current income tax                           Ps237,620   Ps 178,992   Ps136,307
Deferred income tax expense                                1,190       98,523      38,573
                                                       ---------   ----------   ---------
   TOTAL                                               Ps238,810   Ps 277,515   Ps174,880
                                                       =========   ==========   =========

               Income taxes for the years ended December 31, 2005 and 2006 are subject to review by the tax authorities. The Bank management and its legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review.

               The following tables present, for the fiscal years cited, the estimated amortizations of losses that can be recorded and the excess of presumed income over ordinary income:

                            FISCAL LOSSES TO AMORTIZE

                          TODO UNO
       FUNDICOM S.A.   COLOMBIA S.A.    TOTAL
       -------------   -------------   -------
2007      Ps   --          Ps --       Ps   --
2008        1,565             --         1,565
2009           --            182           182
          -------          -----       -------
          PS1,565          PS182       PS1,747
          =======          =====       =======

                 EXCESS OF PRESUMED INCOME OVER ORDINARY INCOME

          BANCA DE      INMOBILIARIA   FUNDICOM   ALMACENAR      RENTING
       INVERSION S.A.    BANCOL S.A.     S.A.       S.A.      COLOMBIA S.A    TOTAL
       --------------   ------------   --------   ---------   ------------   --------
2007      Ps   --           Ps --       Ps   --    Ps   --       Ps   --     Ps    --
2008           --              65           934         --            --          999
2009        4,436             104           559         --         1,796        6,895
2010        5,286             106            --      1,583         2,168        9,143
2011        7,837              --            --      2,327         2,658       12,822
         --------           -----       -------    -------       -------     --------
         PS17,559           PS275       PS1,493    PS3,910       PS6,622     PS29,859
         ========           =====       =======    =======       =======     ========

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(22) SUBSCRIBED AND PAID-IN CAPITAL

               Subscribed and paid-in capital consisted of the following:

                                                          2004           2005            2006
                                                      -----------   -------------   -------------
AUTHORIZED SHARES                                     670,000,000   1,000,000,000   1,000,000,000
                                                      ===========   =============   =============
ISSUED AND OUTSTANDING:
Common shares with a nominal value of 500 pesos       398,259,608     509,704,584     509,704,584
Preference shares with a nominal value of 500 pesos   178,435,787     218,122,421     218,122,421
                                                      ===========   =============   =============

               A partial amendment to the Bank's by-laws, which was recorded in the Commercial Registry of the Medellin Chamber of Commerce on July 26, 2005, increases the Bank's authorized capital from Ps 335,000 to Ps 500,000 divided into 1,000,000,000 shares of a par value of 500 pesos each, which may be of the following classes: (i) common shares, (ii) privileged shares, and (iii) shares with preferred dividend and no voting rights ("preferred shares"). Pursuant to
Article 6 of the by-laws, all shares issued shall have the same nominal value.

               As of December 31, 2006, Bancolombia had 509,704,584 common shares and 218,122,421 preferred shares outstanding and a capital stock of Ps 430,684 divided into 727,827,005 shares. No privileged shares have been issued by Bancolombia.

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

               Under Colombian law and BC's by-laws annual net profits are to be applied as follows:

          - first, an amount to compensate for any losses that affected its capital.

          - second, an amount equivalent to 10% of net profits is segregated to build a legal reserve until that reserve is equal to at least 50% of BC's paid-in capital;

          -    third, payment of the minimum dividend on the preferred shares;
               and

          - fourth, allocation of the balance of the net profits is determined by the holders of a majority of the common shares entitled to vote on the recommendation of the board

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               of directors and President and may, subject to further reserves required by the by-laws, be distributed as dividends.

               Preferred shares will be entitled to receive a minimum preferred dividend equal to one percent (1%) of the initial offering price per preferred share for each fiscal year the bank reports profits after the Bank deducts an amount to compensate for any losses that affected its capital and any necessary contribution to a reserve account that must be made by law, and in compliance with Colombian regulation, but before the Bank creates or increases any other reserve. In addition, the dividend per share paid on preferred share cannot be less than the dividend per share paid on ordinary share (and will be increased if a higher dividend on ordinary share is declared). The Bank does not recognize accumulation of dividends to holders of preferred shares.

               Preferred shares grant its holder the right to participate in the shareholders' meetings and to vote solely on the matters provided for by law and in the by-laws, in the following events:

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

               Holders of preferred shares are not entitled to vote for the election of directors or to influence the Bank's management policies.

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

               A foreign capital institutional investment fund in Colombia has been formed to hold certain non-voting preferred shares issued by the Bank as custodian and American Depositary Shares ("ADSs") related to those non-voting preferred shares have been issued abroad.

               Pursuant to Colombian law, capital adequacy for banks is required to be not less than 9% of their total credit risk weighted assets and credit contingencies. Under Decree 1720 of 2001, the calculation of capital adequacy must incorporate market risk in addition to the credit risk. This risk for capital adequacy requirement was covered 100% in 2005 and 2006. Calculations are made each month on an unconsolidated basis and quarterly on consolidated accounts which include the Bank's financial Subsidiaries in Colombia and abroad.

               On December 2006, the issuance of Decree 4648 introduced modifications to Decree 1720 of 2001 which established new rules for calculating currency obligations in the additional equity of credit institutions.

               The specific requirements relating to capital adequacy for the Bank's subsidiaries, are as follows:

          - Bancolombia Panama: Pursuant to the Acuerdo 6, 1998, as amended, issued by the Superintendency of Banking of Panama, Bancolombia Panama has to comply with the technical capital ratio required by the Superintendency of Finance of Colombia to its parent company in a consolidated way with financial subsidiaries (as set forth in Decree 1720 of 2001, as amended) in the way describe above;

          - Suleasing Internacional: This subsidiary has to comply with capital adequacy requirements for Colombian financial institutions (as set forth in Decree 1720 of 2001, as amended) in the way describe above; and

          - Bancolombia Puerto Rico Internacional, Inc.: According to requirements established by the Oficina del Comisionado de Instituciones Financieras ("OCIF") in Puerto Rico, total shareholder's equity of Bancolombia Puerto Rico has to amount at least 8% of total assets excluding demand deposits.

               As of December 31, 2005 and 2006 the Bank's capital adequacy ratio was 10.93% and 11.05%, respectively.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(23) APPROPRIATED RETAINED EARNINGS

               Pursuant to Colombian law, 10% of the net income of the Bank and its Colombian subsidiaries in each year must be appropriated through a credit to a "legal reserve fund" until its balance is equivalent to at least 50% of the subscribed capital. This legal reserve may not be reduced to less than the indicated percentage, except to cover losses in excess of undistributed earnings.

               Appropriated retained earnings consist of the following:

                                   2004          2005           2006
                               -----------   -----------   ------------
Legal reserve                  Ps  638,716   Ps  886,159   Ps 1,405,733
Additional paid - in capital       107,359       268,005        268,005
Other reserves                     264,406       611,834        639,869
                               -----------   -----------   ------------
   TOTAL                       Ps1,010,481   Ps1,765,998   Ps2,313,607
                               ===========   ===========   ============

               In addition, paid-in capital of Ps 107,359 at December 31, 2004, Ps 268,005 at December 31, 2005 and Ps 268,005 at December 31, 2006 was recorded as part of the legal reserve, as required by the Superintendency of Finance.

(24) DIVIDENDS DECLARED

               The Bank's shareholders declares and pays common share dividends based on the adjusted net income from previous year, The dividends were paid as indicated below:

                                    2005                 2006                  2007
                             ------------------   -------------------   -------------------
Preceding  year's
   unconsolidated earnings            Ps430,807             Ps737,389             Ps582,365
                                  376 pesos per         508 pesos per   532 pesos per share
                             share paid in four    share paid in four       payable in four
                                      quarterly             quarterly             quarterly
                             installments of 94   installments of 127   installments of 133
                                pesos per share       pesos per share       pesos per share
Dividends in cash            from April 2005 on    from April 2006 on    from April 2007 on
                                398,259,608 and       509,704,584 and       509,704,584 and
                                    178,435,787           218,122,421           218,122,421
                                     common and            common and            common and
                              preferred shares,     preferred shares,     preferred shares,
                                  respectively.         respectively.         respectively.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                    2005                 2006                  2007
                             ------------------   -------------------   -------------------
Total dividends declared              Ps216,838             Ps369,736             Ps387,204
Dividends payable at
   December 31 (1)                    Ps 73,478             Ps 98,340
                                      =========             =========

----------
(1) The amount of the dividends payable at December 31, is recorded as accounts payable in the Consolidated Balance Sheets.

(25) MEMORANDUM ACCOUNTS

               Memorandum accounts were composed of the following:

                                                        2005           2006
                                                    ------------   ------------
TRUST:
   Investment trusts                                Ps31,845,679   Ps34,886,946
COMMITMENTS:
   Unused credit card limits                           2,287,359      2,893,839
   Civil demands against the Bank                      2,148,018        858,644
   Issued and confirmed letters of credit                493,220      1,053,601
   Uncommitted lines of credit                           549,161        751,304
   Bank guarantees                                       347,556        780,280
   Approved credits not disbursed                        408,949        660,558
   Nation account payable (546 law)                      105,459         34,862
   Other                                                  12,201        194,684
                                                    ------------   ------------
      TOTAL                                         Ps38,197,602   Ps42,114,718
                                                    ============   ============

OTHER MEMORANDUM ACCOUNTS:

                                                        2005            2006
                                                    ------------   ------------
MEMORANDUM ACCOUNTS RECEIVABLE:
Tax value of assets                                 Ps25,950,846     29,028,917
Assets and securities given in custody                 6,837,310      3,813,482
Assets and securities given as a collateral            2,209,380      2,163,335
Negotiable investments in debt securities              5,199,740      2,401,899
Written-off assets                                       935,438      1,023,745
Quotas of leasing to receive                           3,030,656      4,219,686
Investments held to maturity                           1,113,369      1,171,055
Adjustments for inflation of assets                      181,512        166,941
Accounts to receive yields trading investments
   in debt titles                                        214,358        139,763
Investments available for the sale in debt titles      1,587,299      1,641,970
Remittances sent for collection                           28,869         24,632
Amortized debt securities investment                   2,209,254        614,528
Other memorandum account receivable                    2,998,143      4,134,808
                                                    ------------   ------------
   TOTAL                                            Ps52,496,174   Ps50,544,761
                                                    ------------   ------------

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                         2005           2006
                                                    -------------   ------------
MEMORANDUM ACCOUNTS PAYABLE:
   Assets and securities received as collateral     Ps 17,714,293      20,256,982
   Qualification commercial loans                      12,113,735      16,230,741
   Assets and securities received in custody            1,867,850       6,030,005
   Tax value of shareholders' equity                    4,333,289       4,428,133
   Qualification consumer loans                         2,449,782       3,586,540
   Adjustment for inflation of equity                     897,280         912,418
   Qualification small business loans                     116,508          92,237
   Merchandise in owned warehouses                         61,545          85,402
   Merchandise in third-party warehouses                   48,048          22,376
   Underwriting                                            25,000          25,000
   Qualification financial leasing                      2,684,627       3,593,083
   Qualification operating leasing                        145,277         168,606
   Qualification mortgage loans                         1,415,812       1,336,293
   Other memorandum account payable                     4,028,713       3,653,410
                                                    -------------   -------------
      TOTAL                                         Ps 47,901,759   Ps 60,421,226
                                                    -------------   -------------
      TOTAL MEMORANDUM ACCOUNTS                     Ps138,595,535   Ps153,080,705
                                                    =============   =============

(26) COMMITMENTS AND CONTINGENCIES

               For the years ended December 31, 2005 and 2006, the Bank registered allowances for probable contingencies of Ps 65,594 and Ps 86,764 respectively. The detail of the contingencies was as follows:

     THE BANK

     A)   CONTINGENCIES COVERED BY FOGAFIN:

               During the privatization process of Banco de Colombia (which merged with and into the Bank in 1998), completed on January 31, 1994, Fogafin made a commitment to assume the cost of contingent liabilities resulting from events that occurred before the date when the stock was sold, which should be claimed within the five (5) subsequent years. Fogafin's guarantee covers eighty percent (80%) of the first Ps 10,000, not considering allowances, and thereafter, one hundred percent (100%), all annually adjusted according to the consumer price index.

               As established in the guarantee contract, Banco de Colombia committed to transfer to Fogafin all the rights that it then had in Sierras del Chico Ltda. and Chico Oriental Numero Dos Ltda. for no less than their book value as of December 31, 1993, including inflation adjustments and excluding any valuations. A judicial process was initiated questioning the validity and binding effect of the commitment to transfer these rights to Fogafin, but no final ruling has been issued.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               At December 31, 2005 and 2006, the civil contingencies covered by the guarantee amounted to approximately Ps 11,167 and Ps 957, respectively, with allowances at the same dates amounting to Ps 957. Labor contingencies amounted to Ps 305 and Ps 345, and had allowances of Ps 153 and Ps 173, respectively.

     B)   LEGAL PROCESSES

               At December 31, 2005 and 2006, other than the litigation discussed under (a) above, there were labor-related claims against the Bank amounting to approximately Ps 11,885 and Ps 14,506, respectively (the final result of such litigations is not predictable due to the nature of the obligations). The allowances for contingencies on those dates amounted to Ps 5,938 and Ps 7,479, respectively and were recorded as accrued expenses in the consolidated balance sheets.

               At December 31, 2005 and 2006, there were ordinary civil lawsuits, group actions, and civil actions within criminal and executive proceedings against the Bank with total claims for approximately Ps 369,452 and Ps 733,525, respectively and with allowances on the same dates of Ps 16,729 and Ps 18,889, respectively.

               Allowances are recorded based on the likelihood of the losses and when proceedings are ruled in the first instance against the Bank or based on the opinion of management the proceedings are not likely to result in an unfavorable ruling.

               At December 31, 2006, the Superintendency of Finance has imposed fines on the Bank amounting to Ps 1,474, for which complete allowances have been recorded.

               At December 31, 2006, Bancolombia (unconsolidated) contingencies were:

                                                                                   ACTUAL
                                                                                EXPOSURE AT
                                                                      INITIAL   DECEMBER 31,
                       PROCESS                                       EXPOSURE      2006       ALLOWANCE  LIKELIHOOD
------------------------------------------------------------------  ----------  ------------  ---------  ----------
Arbitration process Jaime Gilinski and Others against
   Bancolombia and some of its administrators                       US$675,000    Ps 45,192    Ps22,595   Probable
Civil Lawsuit from Jaime Gilinski and Others                        Ps 357,000    Ps357,000          --     Remote
Felix Gaitan Cendales and others. Civil Circuit Court
   29 of Bogota                                                        187,045      187,045          --     Remote
Inversiones C.B. S.A.                                                   12,468       40,806          --     Remote
Class action Luis Alberto Duran (1)                                    421,080       26,871      26,871   Probable
Popular action Carlos Julio Aguilar and Other
   Administrative Tribunal of Valle                                     25,232       25,232         958   Probable
Rodrigo Garavito and others against Bancolombia
   Administrative Tribunal of Cundinamarca                              20,000       20,000          --     Remote
Editorial Oveja Negra Ltda. and Jose Vicente Katerain Velez             10,240        9,635          --     Remote
Murgueitio and Santander                                                 8,000        8,000          --     Remote
Invico Ltda. Processes. Civil Court 9 of Bogota                          5,000        6,601          --     Remote

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                                   ACTUAL
                                                                                EXPOSURE AT
                                                                      INITIAL   DECEMBER 31,
                       PROCESS                                       EXPOSURE      2006       ALLOWANCE  LIKELIHOOD
------------------------------------------------------------------  ----------  ------------  ---------  ----------
Costrucc.Rojas Jimenez & CIA. S. EN C.                                   6,277        6,277         628   Probable
Ordinary process Gloria Amparo Zuluaga Arcila                            1,400        5,784          --     Remote
Julio Enrique Olaya. Civil Circuit Court 14 of Bogota                    1,523        5,594       5,594   Probable
Constructodo against Corvivienda. Civil Circuit Court 18 of Bogota       3,500        5,070       5,000   Probable
Others                                                                               86,069      23,614   Probable
                                                                                  ---------    --------
TOTAL                                                                               835,176      85,260

----------
(1)  The allowance correspond to principal and interest

     C) CONTINGENCIES RELATED TO THE PURCHASE OF 51% OF FORMER BANCO DE COLOMBIA S.A. ("BANCO DE COLOMBIA") STOCK AND LATER MERGER WITH BANCO INDUSTRIAL COLOMBIANO ("BIC", NOW BANCOLOMBIA)

     The Gilinski Case

     Contingency asset; Contingency guarantee, former Banco de Colombia:

               On March 30, 2006, the arbitration proceedings initiated by the Bank against Jaime Gilinski, as debtor, jointly and severally liable with the companies that sold the majority of the shares of the former Banco de Colombia S.A., resulted in a favorable award. The Bank had pursued various claims in these proceedings with a view to enforce a trust guarantee that was set up by the sellers in order to cover any contingencies arising with the bank thus sold. The value of this guarantee now totals US$ 30,000 (approximately Ps 67,164 at December 31, 2006). The defendant was ordered to pay to the Bank Ps 63,216, including monetary correction and interest.

               Jaime Gilinski challenged this award, in an annulment action held before the Superior Tribunal of Bogota. The possibilities of success with this action have been determined to be remote, given its inherent technical deficiencies and because the arguments on which the action is based do not challenge the reasons on which the Arbitration Tribunal based its award. At December 31, 2006, the Bank had not posted any income relating to this award on its financial statements, nor had it received any payments with regard to such.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     Contingency liability; Criminal Investigation:

               On December 26, 2003, the Special Unit Attorney General's Office for Crime Against Public Administration formally rejected grounds for a criminal investigation against Jorge Londono Saldarriaga and Federico Ochoa Barrera, President and Vice-president of the Bank, respectively; this criminal investigation arose as a result of a complaint filed by the Gilinski family. This decision was subsequently confirmed in the second instance by the Attorney General's Office Delegated Unit before the Supreme Court of Justice on July 8, 2004.

               The Attorney General's Office found that the alleged crimes of fraud, unauthorized operations with shareholders and the illegal use of public funds had not been committed and consequently the Bank was fully exonerated from the indemnity claims filed by the plaintiffs.

               In 2005, the Gilinskis filed an action for the protection of rights against the Attorney General's Office with the purpose of reopening the criminal investigation based on the argument that the evidence gathered abroad was not taken into account. This action was rejected on two occasions by the Supreme Court of Justice and was subsequently selected for review by the Constitutional Court, which ordered the investigation to be reopened so as to analyze the evidence in question. This decision, made by the Constitutional Court ("Sala de Revision"), is subject to an annulment action that is being heard by the Constitutional Court ("Sala Plena").

               Notwithstanding the fact that the evidence presented did not produce any additional elements to be considered, the Attorney's Office in the first instance, modified the initial particulars of the investigation issuing the following:

          - An order for a criminal judge to review the conduct of the Bank's officers, Messrs. Londono Saldarriaga and Ochoa Barrera.

          - An order for the house arrest of the aforementioned officers as a preventive measure.

          - An order for the embargo of all goods and property belonging to the officers involved.

          - An order for the Superintendency of Finance to dismiss these officers from their positions at the Bank.

          - An order for an investigation into the conduct of the members of the board of directors of Banco Industrial Colombiano at that time.

          - An order for an investigation into the conduct of the officers of the former Colombian Superintendencies of Banking and Securities (now Superintendency of Finance) and also the Central Bank.

               Since the officers of the Bank consider that this ruling contains arguable statements and decisions, they filed an appeal, amongst other actions, in order to challenge said ruling. As a result, the effects of this ruling still remain suspended to date.

               A few days after issuing this ruling, on January 10, 2007, the Delegated Attorney's Office No. 8 officially revoked the house arrest ordered with regard to Messrs. Londono and Ochoa.

               The Bank's administration considered the contingency that this process represents as remote, based on the following:

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

          - The decision on the part of the Attorney's Office is not based on evidence presented in the prior proceedings, and disregards the Constitutional Court's order to grant the protection of rights, violating due process and ignoring the principles of res judicata.

          - This decision does not affect the stability and solvency of the Bank's equity and it is improbable that the Bank will incur any financial responsibility.

          - The Bank's conduct in the acquisition and merger process has been thoroughly analyzed in different judicial and administrative venues, including the Supreme Court of Justice, the Council of State, the Contentious Administrative Tribunal of Cundinamarca, the Superior Tribunal of Bogota, the Superior Tribunal of Medellin and three Arbitration Tribunals, as well as the former Superintendency of Banking and the Superintendency of Securities (now known as the Colombian Superintendency of Finance) and was absolved, mostly of the same charges that the Attorney's Office recently formulated against the Bank's officers, in contradiction of all those rulings granted in the Attorney's Office previous first and second instances.

     Arbitration

               On May 16, 2006, an award was issued in the arbitration proceedings filed by Jaime and Isaac Gilinski and certain foreign companies, against the Bank, its board of directors in 1997, its President, Mr. Jorge Londono Saldarriaga and its Vice-President of Finance, Mr. Jaime Velasquez Botero, to resolve certain disputes relating to the acquisition of the former Banco de Colombia on the part of BIC and the subsequent merger of these two entities. The cause of action consist of the declaration of nullity (ineficacia) of the BIC's acquisition of a majority share in the capital of the former Banco de Colombia. This involved certain other additional claims, which together amounted to US$ 675,000.

               The Arbitration Tribunal, made up of Messrs. Jose Alejandro Bonivento Fernandez, Cesar Hoyos Salazar and Jorge Santos Ballesteros ruled in favor of the Bank with regard to the majority of the charges involved. However, the Tribunal determined that the Bank had to pay an indemnification of Ps 15,360 that, together with damages for loss of profit, amounted to Ps 40,570, since it ruled that the Bank had not complied with certain secondary obligations, with regard to the development of the capitalization of 1998 derived from the Purchase and Sale Commitment Agreement signed between the plaintiffs and the former BIC on August 25, 1997.

               The Arbitration Tribunal rejected all claims made against the Bank's officers and exonerated them from all responsibility, ordering the Gilinski family at the same time to pay the cost of these proceedings.

               Against this award, the Bank filed an annulment action before the Superior Tribunal of Bogota on June 7, 2006, which is currently being heard. Although the annulment action is supported by objective arguments, the contingency with regard to this process is considered probable. Consequently, the Bank has set up a provision of Ps 22,595, while a definite decision is given.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               These arbitration proceedings came as a consequence of an order given by the United States Court for the Southern District of New York where the claim was filed against the Bank, its officers and some of its executives in March 1999 and which was suspended while the arbitration proceedings agreed upon by the parties were duly conducted in Colombia. The plaintiffs requested the District Court to reopen the process, arguing that the Arbitration Tribunal in Colombia did not rule on all the charges presented.

               On February 28, 2007, the United States Court for the Southern District of New York dismissed the complaint of the sellers of the former Banco de Colombia and based its ruling on the principle of res judicata.

               The District Court also determined that the arbitral tribunal had ruled on the merits of all the claims, and rejected the liability of the Bank and its managers. On March 23, 2007, the plaintiffs filed a notice of appeal of this decision.


     Class Action Luis Alberto Duran Valencia

               As of December 31, 2006, the decision of the Superior Tribunal of Bogota was still pending with respect to the special appeal for annulment filed by the Bank. The appeal seeks to review the decision of the arbitration tribunal previously convened by the class action filed by Luis Alberto Duran Valencia and other shareholders of the former Banco de Colombia.

               The appeal solely seeks to declare null and void the portion of the award that is questioned, since the award carries a res judicata status with respect to the rulings regarding the rest of the claims.

               Although the Bank believes that charges proposed in support of the appeal have a solid and objective basis, this contingency is considered to be probable.

               Accordingly, the Bank has set up a provision of Ps 26,871, while a definite decision is given.

     Popular Action Maximiliano Echeverri M

               In the popular action filed by the attorney Maximiliano Echeverri against the Bank and the Superintendency of Banking and Securities Superintendency (now known as the Superintendency of Finance) before the Contentious-Administrative Tribunal of Cundinamarca, a final ruling was pronounced on August 10, 2005, rejecting the claims of the plaintiff.

               The decision was upheld by the Third Section of the Council of State on June 7, 2006 in its ruling on an appeal filed by the plaintiff. The plaintiff filed an annulment action, which is still pending.

               The contingency with regard to this action is considered remote.

                       BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

     D)   NATIONAL TAX AND CUSTOMS AGENCY ("DIAN")

     Industry and Commerce Tax corresponding to 1995 - Conavi

               On April 9, 1996, Conavi filed its Industry and Commerce Tax return on the basis of 1995, for the fiscal year 1996. The Medellin City Council, by means of Settlement Review Note No. 586 dated May 22, 1998, modified the return on the basis that the discount totaling Ps 30,200 from the monetary correction account was not legally authorized. Conavi filed a motion to annul this decision since it believed that the discount was authorized by Article 20 Subsection 7 of the Municipal Agreement 061/89 and in Article 212 of Decree 1333 of 1986. The provision of Ps 359 was set up for this tax contingency, which is considered probable.

     Income and complementary taxes corresponding to 1996 - Conavi

               On April 11, 1997, Conavi filed a tax return for the fiscal year 1996 and included under the heading "Discounts and Requested Deductions" a sum of Ps 9,568 corresponding to donations to non-profit institutions dedicated to providing education, based on the provisions of Article 125 and corresponding articles set forth in the Tax Code. After a thorough discussion, the DIAN accepted the donation discount but rejected the deductions and fined Conavi for not providing precise information. Conavi filed a motion to annul this decision before the Administrative Tribunal of Antioquia, which ruled in favor of Conavi. The Legal Tax Division attached to the National Tax Administration of Medellin filed an appeal against this ruling, which is currently being heard by the Council of State for subsequent ruling.

               A provision of Ps 3,044 was set up for this tax contingency, which is considered probable.

     Industry and Commerce Tax corresponding to 1997 - Conavi

               Conavi filed its Industry and Commerce Tax return in Medellin on the basis of 1997 (for the fiscal year 1998 for subsequent payment in this same period) and included figures for taxable operating income which coincided with the information reported by the Superintendency of Finance to the Medellin City Council. The Municipal Tax Division notified Conavi of a special requirement, which increased Conavi's tax base by Ps 233 corresponding to income from other towns as well as Ps 45,981 corresponding to the value of nontaxable monetary correction. Subsequently the Division accepted Conavi's explanations regarding the increase in the tax base but maintained its position with regard to tax-exempt monetary correction and issued a Settlement Review Note. Conavi filed a motion to annul the decision. The Administrative Tribunal of Medellin abstained from hearing the motion. Conavi then filed an appeal to be heard by the Council of State. The Council of State, by its decision dated October 25, 2006, revoked the Tribunal's ruling and rejected Conavi's claims.

               A provision of Ps 444 was set up for this tax contingency, which is considered probable.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

     Industry and Commerce Tax corresponding to 2001 - Conavi

               Currently, this case is in the discovery stage. A provision of Ps 99 was set up for this tax contingency, which is considered probable.

     Financial Flows Tax (GMF)

               At December 31, 2005, the Bank had received from the DIAN 39 special notifications formally advising of a tax due amounting to Ps 18,113 for the same number of weeks in 2003. The DIAN requested a change in the Bank's weekly tax returns corresponding to the Financial Flows Tax (4x1000) with regard to repos, drafts and foreign exchange operations carried out by the Bank with its customers. In 2006 new notifications and official settlement reviews were issued for a total of Ps 124,082 which are still under discussion; this amount includes Ps 47,724 corresponding to a higher tax value and Ps 76,358 corresponding to a fine for lack of precision in the information.

               Based on the arguments presented in different stages of the inspection process, the Colombian Tax Authorities issued decisions or extended requirements recognizing the Bank's arguments with regard to repo and foreign exchange reimbursement operations. The corresponding correction was ordered on the tax returns for purchases of foreign exchange that were paid for in cash by the Bank. Additionally, the fine for lack of precision in the information was declared inappropriate.

               The total amount paid for the aforementioned proceedings for 2006 amounted to Ps 14,842, with Ps 1,294 still pending. In order to provide for this tax contingency a provision was set up on December 31, 2006 for Ps 1,294, this being considered probable.

     Taxes Collection DIAN & DDI

               At December 31, 2005, the DIAN and the DDI (Direccion Distrital de Impuestos de Bogota, District Tax Direction of Bogota) have imposed fines on the Bank amounting to Ps 3,923 for tax collection. The Bank has filed the pertinent appeals and legal actions and has made provisions in the amount of Ps 2,219 for such fines. This contingency is considered probable.


     FIDUCIARIA BANCOLOMBIA S.A.

               Executive proceedings have been filed against the Bank's Trust subsidiary (Fiduciaria Bancolombia S.A.), which in the opinion of the management are not likely to result in an unfavorable ruling or to negatively affect the Trust Company.

               A. Silvana Trust - Seven proceedings are underway in the civil courts of the Bogota Circuit and in an Arbitration Court which ruled in favor of the Trust Company. All of the proceedings arise from Fiducolombia S.A.'s role (now Fiduciaria Bancolombia S.A.) as trustee in the guarantee mercantile trust agreement entered into on December 1, 1993, with Gallego Inmobiliaria S.A. and the appraisal of the property made by Vector (appraisal company).

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

               Two of the aforementioned proceedings were terminated due to the statue of limitations. However, on December 11, 2003, a new ordinary proceeding was initiated against Fiducolombia (currently Fiduciaria Bancolombia S.A.), following a legal action filed during the month of September 2003. The Circuit Civil Court Nine ordered all of the proceedings to be consolidated into the Tarazona Bermudez Proceeding, and a ruling in the first instance is currently pending.

               The plaintiffs claim amounts to approximately Ps 718.

               Based on the facts established in the proceedings, management believes that there will be no liability.

               This proceeding is expressly covered by the contract of liability contingencies subscribed with Fogafin, contained in Public Deed No. 0182 of January 18, 1994 of Notary Two of Bogota D.C., pursuant to protocol relationship in Annex No. 1.

               B. Invico Ltda. has a suit pending against the Bank and Fiducolombia S.A. (currently Fiduciaria Bancolombia S.A.) in Civil Circuit Court 6 of Bogota. The plaintiff seeks a ruling declaring that the Bank and Fiducolombia S.A. (now Fiduciaria Bancolombia S.A.) must exercise the alternate right contained in Article 1948 of the Civil Code, in reference to the land lot denominated "La Granjita", pursuant to the trust mandate. The claims amounted to Ps 4,000. On January 17, 2002, the court issued a ruling dismissing an exception that was filed and ordered the filing party to pay costs. At present, this case is in the discovery stage and the Trust Company is waiting for the opinion of the expert appointed.


               C. With regard to the "Santa Maria de La Calera" Trust there are 7 ordinary proceedings initiated before different Courts in which the plaintiffs are seeking the resolution of the real estate sales agreements and damages for alleged defects in the property. The Trust Company, called in guarantee Destresa S.A., the company responsible for managing and building the Real Estate Project, and who complied with all the legal formalities and proceedings required by the authorities in real estate projects. Currently, these proceedings are at a stage where evidence is provided. The required conciliation sessions that took place in the proceedings were declared fruitless since the parties failed to reach an agreement.


               D. With regard to the Fopep Consortium there are two labor proceedings filed by John Freddy Bustos Lombana, who claims that he acted as attorney and assistant manager in two different agreements and therefore demands the payment of salary and other employment benefits. He is also claiming indemnification alleging that his resignation was a consequence of an insinuation made by the Manager of the Consortium. In one of the proceedings, a ruling in the first instance was given in favor of the Trust Company. This was subsequently appealed and a second instance ruling is pending. In the other proceedings, first and second instance rulings were given in favor of the Trust Company and these were subsequently appealed before the Supreme Court of Justice by the plaintiff.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

               The Trust Company's administration considered the contingency that these proceedings represent as remote.

               E. With regard to the "Santa Sofia" Trust, there are two different types of proceedings being conducted:

     1. A class action filed by the co-owners of the Santa Sofia Housing Estate against the Bogota Mayor's Office, Fiducolombia S.A. (now Fiduciaria Bancolombia S.A.) and others, claiming that the deterioration to the property was caused by flaws in the terrain, and therefore no building permit should have been issued. A motion for dismissal filed by the Trust Company's attorney is pending.

     2. Criminal proceedings against the Trust Company's Legal Representative, based on the action filed by the co-owners of the Santa Sofia Housing Estate, claiming alleged Illegal Squatting and Fraud with regard to the urban development of the real estate project. These proceedings are at a pre-trial stage where evidence is collected.

               The Trust Company's administration considered the contingency that these proceedings represent as remote.

               F. There are currently two executive proceedings that were filed by Mr. Eugenio Segura Villarraga seeking payment of two checks that were countermanded according to instructions given bythe Bank. Mr Segura Villarraga claims that the checks were drawn as a result of an unlawful act. These proceedings are currently suspended.

               The Trust Company's management considered the contingency that these proceedings represent as remote.

               G. Gacen Ltda. filed an ordinary action against the Trust Company, claiming that the trust agreement be declared terminated based on the expiration of the agreement. On March 8, 2007, the plaintiff voluntarily withdrew the complaint and the Court issued and order to that effect.

               H. There is a criminal proceedings against one of the Trust Company's legal representatives regarding the Chisa Lote 2C Trust filed by Carmela Guardo and Joaquin Atencio Nino claiming misrepresentation of facts in a public deed, procedural fraud, perturbation of ownership and fraud with regard to a court ruling by virtue of a public deed establishing the boundaries of a plot of land, signed by the Trust Company on behalf of the Trust. These proceedings are at a pre-trial stage where evidence is collected.

               The Trust Company's management considered the contingency that this proceeding

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

represents as remote.

               I. Ordinary proceedings were filed by Maria Rubby Mejia and other, against the Trust Company, claiming that Fiducolombia S.A. (currently Fiduciaria Bancolombia S.A.) failed to carry out as administrator of the Titularizacion Ganadera Ganar 2000 A, certain contractual obligations such as collecting pool contributions and therefore seeks the corresponding damages. Currently, these proceedings are subject to exceptions filed by the defendant being transferred to the plaintiffs.

               J. Ms. Martha Cecilia Gaitan Cendales summoned the Trust Company to an Arbitration Tribunal where she was claiming that the trust agreement be declared as expired and the loan and restitution agreement with Fiducolombia S.A. (now Fiduciaria Bancolombia S.A.) be terminated and that the Arbitration Tribunal order the property placed in trust to be transferred to the grantor and that the Trust Company be ordered to pay damages estimated at over Ps 500. The allegations were that Fiduciaria Bancolombia S.A. did not terminate the Trust Agreement within the term provided for such thereby causing damages to the plaintiff. On March 5, 2007, the plaintiff voluntarily withdrew the complaint.

     LEASING BANCOLOMBIA S.A.

               There are contingencies against the company amounting to Ps 17,905 for 2006 and Ps 13,242 for 2005, which the attorneys believe do not present contingency of loss that could affect the future results. Therefore, provisions do not exist.

     ALMACENAR S.A.

               At December 31, 2006 and 2005, labor and civil proceedings against Almacenar S.A. were in progress, which were considered probables.

               At December 31, 2006 and 2005, there are allowances amounting to Ps 1,260 and Ps 1,036, respectively, to cover any liability resulting from these proceedings.

     SUFINANCIAMIENTO COMPANIA SURAMERICANA DE FINANCIAMIENTO COMERCIAL S.A.

               Actions filed against Sufinanciamiento total an estimated amount of Ps 5,762. Only one of these actions represents a probable loss for the company, and a provision has been recorded for Ps 8.

               Sufinanciamiento also has a contingency for a proceeding filed by a tax inspection entity which is considered remote.

     VALORES BANCOLOMBIA S.A.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

               Valores Bancolombia S.A. currently has two pending actions, one civil and one labor.

               The civil action corresponds to an ordinary proceeding filed in Cali in which an unfavorable ruling was issued in the first instance and then was subsequently appealed before the Superior Tribunal. The first instance ruling could amount to approximately Ps 300. This contingency is considered probable and therefore, a Ps 100 provision has been posted.

               The labor action was given a favorable second instance ruling and the only issue pending is to verify whether a high court appeal has been filed. The value of this contingency could amount to approximately Ps 30.

     FACTORING BANCOLOMBIA S.A.

               Factoring Bancolombia S.A. is currently defending seven proceedings that include claims totaling Ps 362 and others whose value has not yet been established. These proceedings represent a remote loss for Factoring Bancolombia S.A. and therefore no provision has been set up.

     FUNDICOM S.A.

               A labor action against Fundicom S.A. existed at December 31, 2006 and 2005, in which various ex-employees are claiming damages for wrongful dismissal. These proceedings are being held before the Labor Court No. 11 and are still in their initial stage. The estimated value of the contingency amounts to Ps 441 and Ps 294 in 2006 and 2005 respectively, and is duly recorded in the memorandum accounts.

     DITRANSA S.A.

               There are 5 administrative proceedings being heard by the Administrative Law Courts in Cartagena, that have been filed by Ditransa S.A. against the Colombian Tax Authorities (DIAN). The purpose of these proceedings is to obtain a statement of annulment for the resolutions issued imposing fines on Ditransa S.A. for alleged breaches of customs declarations; and should Ditransa S.A. not receive a favorable ruling, it would be obliged to pay fines totaling approximately Ps 175 with interest, four of which are worth Ps 25 each and one Ps 75. It should be noted that all operations are guaranteed by insurance policies. However, payment must be made by Ditransa S.A. since counter-guarantees with regard to the insurance company apply. The contingency is considered to be probable and the corresponding provision was posted for Ps 91.

               The other subsidiaries have not reported any other contingencies existing as of December 31, 2006. The Bank's and its subsidiaries provision were recorded as accrued expenses in the consolidated Balance Sheet.

(27) ADMINISTRATIVE AND OTHER EXPENSES

               Administrative and other expenses consisted of the following:

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                           2004        2005       2006
                                                        ---------   ---------   ---------
Public services                                         Ps 28,558   Ps 47,175   Ps 53,512
Advertising                                                20,754      50,235      63,214
Industry and trade, property, vehicle and other taxes      55,145     121,699     129,141
Communication, postage and freight                         39,564      48,254      52,403
Insurance                                                  12,224      27,446      29,635
Security services                                          18,404      29,339      27,292
Amortization of deferred charges                           20,029      48,310      40,692
Rental expenses                                            16,963      56,375      62,182
Maintenance and repairs                                    49,794      99,678     123,169
Contributions and membership fees                           8,335      14,587      17,115
Temporary services                                          9,174      17,440      31,316
Travel expenses                                            10,690      17,799      22,840
Professional fees                                          29,167      56,004      59,506
Call center services                                        8,672      20,041      26,404
Information processes outsourcing                          13,420      18,218      22,731
Warehouse expenses                                         10,651      11,398      11,777
Software                                                    8,444      34,523      11,769
Operational expenses relationated with consortium          10,325      10,514       9,138
Electronic processing data                                    498      12,108       4,934
Public relation                                             1,539       2,586       2,052
Other                                                      21,242      49,450      81,360
                                                        ---------   ---------   ---------
   TOTAL                                                Ps393,592   Ps793,179   Ps882,182
                                                        =========   =========   =========

(28) NON-OPERATING INCOME (EXPENSES)

               The following table summarizes the components of BC's non-operating income and expenses for the last three fiscal years:

                                                         YEAR ENDED DECEMBER 31,
                                                   -----------------------------------
                                                      2004        2005         2006
                                                   ---------   ----------   ----------
                                                              (Ps million)
NON-OPERATING INCOME (EXPENSES):
   Other income(1)                                 Ps 51,514   Ps 109,770   Ps 194,589
   Minority interest                                  (2,425)      (6,496)      (6,352)
   Other expenses(2)                                 (44,374)    (105,120)    (149,243)
                                                   ---------   ----------   ----------
      TOTAL NON-OPERATING INCOME (EXPENSES), NET   Ps  4,715   Ps  (1,846)  Ps  38,994
                                                   =========   ==========   ==========

----------
(1) Other income include recovery of deferred tax liability for Ps 98,788 registered in 2005 by the Bank, gains from the sale of foreclosed assets, property, plant and equipment and other assets.

(2) Other expenses include operational losses and losses from the sale of foreclosed assets, property, plant and equipment and payments for fines, sanctions, lawsuits and indemnities.

(29) RELATED PARTY TRANSACTIONS

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               Significant balances and transactions with related parties were as follows:

                                                               2004
                            ------------------------------------------------------------------------------
                                                                                        SHAREHOLDERS WITH
                                                                                       PARTICIPATING STOCK
                                                                                        LOWER THAN 10% OF
                             SHAREHOLDERS WITH                                         THE BANK'S CAPITAL
                            PARTICIPATING STOCK                                             AND WITH
                            EQUAL TO OR HIGHER                       BANK'S OFFICERS    OPERATIONS HIGHER
                                THAN 10% OF       NON-CONSOLIDATED    AND BOARD OF      THAN 5% TECHNICAL
                              BANK'S CAPITAL         INVESTMENTS        DIRECTORS            EQUITY
                            -------------------   ----------------   ---------------   -------------------
BALANCE SHEET
   Investment securities              --                21,443                 --                  --
   Loans                              --                 5,135             14,995                  --
   Customer's acceptances
      and derivatives                 --                    27                 --                  --
   Accounts receivable                --                 9,958              3,045                  --
                                    ----              --------           --------           ---------
      TOTAL                         Ps--              Ps36,563           Ps18,040           Ps     --
                                    ====              ========           ========           =========
   Deposits                            6                32,349                812             222,226
   Overnight funds                    --                   106                 --                  --
   Accounts payable                   --                    --                 --                  --
   Bonds                              --                10,000                 --              11,500
                                    ----              --------           --------           ---------
      TOTAL                         Ps 6              Ps42,455           Ps   812           Ps233,726
                                    ====              ========           ========           =========
TRANSACTIONS INCOME
   Dividends received                 --                25,814                 --                  --
   Interest and fees                  --                 2,693              1,626                 153
   Other                              --                   354                 --                  --
                                    ----              --------           --------           ---------
      TOTAL                         Ps--              Ps28,861           Ps 1,626           Ps    153
                                    ====              ========           ========           =========
EXPENSES
   Interest                           --                 4,762                 14               6,925
   Fees                               --                    --                 99                  --
   Other                              --                    --                 --                  --
                                    ----              --------           --------           ---------
      TOTAL                         Ps--              Ps 4,762           Ps   113           Ps  6,925
                                    ====              ========           ========           =========

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                               2005
                            ------------------------------------------------------------------------------
                                                                                        SHAREHOLDERS WITH
                                                                                       PARTICIPATING STOCK
                                                                                        LOWER THAN 10% OF
                             SHAREHOLDERS WITH                                         THE BANK'S CAPITAL
                            PARTICIPATING STOCK                                             AND WITH
                            EQUAL TO OR HIGHER                       BANK'S OFFICERS    OPERATIONS HIGHER
                                THAN 10% OF       NON-CONSOLIDATED    AND BOARD OF      THAN 5% TECHNICAL
                              BANK'S CAPITAL         INVESTMENTS      DIRECTORS (1)           EQUITY
                            -------------------   ----------------   ---------------   -------------------
BALANCE SHEET
   Investment securities               --               293,073                --                  --
   Loans                               --               149,889            18,802                   3
   Customer's acceptances
      and derivatives                  --                43,147               306             118,362
   Accounts receivable                 --                    --                --             175,095
                                    -----             ---------          --------           ---------
      TOTAL                         Ps --             Ps486,109          Ps19,108           Ps293,460
                                    =====             =========          ========           =========
   Deposits                           157                96,664               996             393,088
   Accounts payable                    --                 1,768                --                 198
   Bonds                               --                 3,310                --              18,960
      TOTAL                         Ps157             Ps101,742          Ps   996           Ps412,246
                                    -----             ---------          --------           ---------

                                    =====             =========          ========           =========
TRANSACTIONS INCOME
   Dividends received                  --                 6,403                --                  --
   Interest and fees                   --                19,965             1,963                  64
   Other                               --                    73               133                  --
                                    -----             ---------          --------           ---------
      TOTAL                         Ps --             Ps 26,441          Ps 2,096           Ps     64
                                    =====             =========          ========           =========
EXPENSES
   Interest                            23                 3,459               629              29,667
   Fees                                --                    --               100                  --
   Other                               --                    --                 3                  --
                                    -----             ---------          --------           ---------
      TOTAL                         Ps 23             Ps  3,459          Ps   732           Ps 29,667
                                    =====             =========          ========           =========

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                               2006
                            ------------------------------------------------------------------------------
                                                                                        SHAREHOLDERS WITH
                                                                                       PARTICIPATING STOCK
                                                                                        LOWER THAN 10% OF
                             SHAREHOLDERS WITH                                         THE BANK'S CAPITAL
                            PARTICIPATING STOCK                                             AND WITH
                            EQUAL TO OR HIGHER                       BANK'S OFFICERS    OPERATIONS HIGHER
                                THAN 10% OF       NON-CONSOLIDATED    AND BOARD OF      THAN 5% TECHNICAL
                              BANK'S CAPITAL         INVESTMENTS      DIRECTORS (1)           EQUITY
                            -------------------   ----------------   ---------------   -------------------
BALANCE SHEET
   Investment securities                  --              822,737              --                  --
   Loans                              10,610               90,783          36,231                  --
   Customer's acceptances
      and derivatives                     --                2,213              --             107,640
   Accounts receivable                    89                8,632           4,108                  --
                                    --------          -----------        --------           ---------
      TOTAL                         Ps10,699          Ps  924,365        Ps40,339           Ps107,640
                                    ========          ===========        ========           =========
   Deposits                              632            1,908,196           8,656             287,000
   Overnight funds                        --                  448              --                  --
   Accounts payable                        6                  477           2,274                   -
   Bonds                                  --              689,927               -              35,300
                                    --------          -----------        --------           ---------
      TOTAL                         Ps   638          Ps2,599,048        Ps10,930           Ps322,300
                                    ========          ===========        ========           =========
TRANSACTIONS INCOME
   Dividends received                     --               11,206              --                  --
   Interest and fees                     899               29,639           3,339                  --
   Other                                  --                    2              --                  --
                                    --------          -----------        --------           ---------
      TOTAL                         Ps   899          Ps   40,847        Ps 3,339                  --
                                    ========          ===========        ========           =========
EXPENSES
   Interest                               49              129,028           6,642              22,400
   Fees                                   --                   --             156                  --
   Other                                   -                   --              18                  --
                                    --------          -----------        --------           ---------
      TOTAL                         Ps    49          Ps  129,028        Ps 6,816           Ps 22,400
                                    ========          ===========        ========           =========

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

(30) SUBSEQUENT EVENTS

               On February 26, 2007, in a transaction duly authorized by the Superintendency of Finance, the Bank sold to Lab Investment & Logistics S.A. and Portal de Inversiones S.A. 91.08% of its direct interest and 3.79% of its indirect interest, held through Banca de Inversion Bancolombia S.A. Corporacion Financiera, in Almacenar S.A. The transaction price amounted to Ps 11,200.

               On April 30, 2007, in a transaction duly authorized by the Superintendency of Finance, Bancolombia sold to LAB Investment & Logistics S.A. and Portal de Inversiones S.A. 3.567% of its direct interest, in Almacenar S.A. The transaction price amounted to approximately Ps 2,050.

               On March 27, 2007, pursuant to resolution S.B.P. No. 33, the Superintendency of Banking of Panama authorized Bancolombia Panama, to acquire up to 100% of the outstanding shares of Banagricola.

               On March 30, 2007, pursuant to resolution No. 004969, the Superintendency of the Financial System of El Salvador authorized Bancolombia Panama, to acquire indirectly, through the Panamanian corporation Banagricola S.A., the Salvadorian corporations Inversiones Financieras Banco Agricola S.A., Banco Agricola S.A. and Aseguradora Suiza Salvadorena S.A.

               Other related authorizations were previously granted by the Salvadorian Antitrust Regulator ("Superintendencia de Competencia de El Salvador") pursuant to Resolution SC-010-S/C/R-2007 dated March 29, 2007 pursuant to which it was approved the market concentration derived from the acquisition of shares of Banagricola by Bancolombia Panama.

               The Bank has obtained loans from foreign financial institutions amounting to US$ 590,000 which will be used for the purchase of foreign currency loans of Bancolombia Panama at market conditions and pursuant the corresponding authorizations and applicable law. The proceeds of these transactions will be used by Bancolombia Panama S.A. for the acquisition of Banagricola.

               On April 2, 2007 Bancolombia Panama S.A. entered into Stock Purchase Agreement with the majority shareholders of Bienes y Servicios, S.A. ("BYSSA") whereby it undertook to acquire a controlling stake in BYSSA, a corporation organized and existing under the laws of the Republic of El Salvador. The Stock Purchase Agreement provided that Bancolombia Panama S.A. will launch a tender offer in El Salvador to acquire 50.8349% and up to 100% of all the issued and outstanding shares of BYSSA. The maximum purchase price payable in the BYSSA tender offer could amount to approximately US$ 75,000. BYSSA has a significant number of shareholders in common with Banagricola. BYSSA and its subsidiaries provide printing, outsourcing and other services to different companies of the Conglomerado Financiero Banagricola. In addition, BYSSA is the sole shareholder of Banagricola de El Salvador, Inc., a company organized and existing under the laws of the State of California, which is engaged in the money transmittal business in states such as California, Maryland, District of Columbia, Nevada, New Jersey and Virginia. If the BYSSA Stock Purchase Agreement is terminated, BYSSA is obliged to transfer to Bancolombia Panama S.A., Banagricola de El Salvador, Inc. for US$ 6,000 and to enter into a long-term service agreement with Banagricola and/or its subsidiaries.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               On April 9, 2007, after obtaining all the required authorizations, Bancolombia Panama S.A. initiated a simultaneous public tender offer in El Salvador and Panama, for the acquisition of not less than 53.089144% and up to of 100% of the common shares of Banagricola S.A. The tender was completed on May 8, 2007. As of May 9, 2007, the preliminary results indicate that the total number of shares tendered represented approximately 89% of the total issued and outstanding shares of Banagricola S.A. We currently expect the tender offer to settle on May 16, 2007.

(31) DIFFERENCES BETWEEN COLOMBIAN ACCOUNTING PRINCIPLES FOR BANKS AND U.S. GAAP

               The Bank's financial statements are prepared in accordance with generally accepted accounting principles and practices prescribed by the Superintendency of Finance and other legal provisions ("Colombian GAAP"). These principles and regulations differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"), and therefore this note presents a reconciliation of net income and stockholders' equity to U.S. GAAP. Certain items in the reconciliations were reclassified to conform with current year presentation.

A) RECONCILIATION OF NET INCOME:

               The following table summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on net income for the years ended December 31, 2004, 2005 and 2006:

                                                                  2004         2005         2006
                                                                ---------   ----------   ----------
CONSOLIDATED NET INCOME UNDER COLOMBIAN GAAP                    Ps578,678   Ps 946,881   Ps 749,529
   a) Deferred income taxes                                        49,073      121,025     (132,003)
   b) Employee benefit plans                                        1,203       (1,733)      10,320
   c) Inflation adjustment                                             --       (4,423)        (104)
   d) Revaluation of assets                                            --           --           --
   e) Allowance for loans losses, financial leases losses,
      foreclosed assets and other receivables                        (159)    (108,886)     195,549
   f) Loan origination fees and costs                               7,100        3,277       16,798
   g) Interest recognition on non-accrual loans                     1,205        3,976        2,377
   h) Deferred charges                                              9,422       (1,761)      (3,130)
   i) Investment securities & derivatives                           1,111       27,159      (36,235)
   j) Investments in unaffiliated companies                          (252)      (4,085)      (1,545)
   k) Investments in affiliates                                   (29,548)      18,277        6,598
   l) Lessor accounting                                                --        1,931       (1,703)
   m) Business combinations
      m.i) Goodwill                                                22,152       31,394       22,642
      m.ii) Intangible assets                                        (156)      (5,889)     (88,248)
      m.iii) Fair value adjustments to assets and liabilities      (7,923)    (140,102)     186,546
      acquired
   n) Securitization non-performing loans                              --        5,851        4,717
   o) Foreign currency translation adjustment                      10,220        1,651        7,853

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                  2004         2005         2006
                                                                ---------   ----------   ----------
   p) Minority interest                                                --       (3,422)       4,793
   r) Guarantees                                                       --           --       (3,571)
                                                                ---------   ----------   ----------
CONSOLIDATED NET INCOME UNDER U.S. GAAP                         Ps642,126   Ps 891,121   Ps 941,183
                                                                ---------   ----------   ----------
NET INCOME FROM CONTINUING OPERATIONS                           Ps621,423   Ps 904,351   Ps 949,028
INCOME (LOSS) FROM OPERATIONS AND DISPOSAL OF DISCONTINUED
 OPERATIONS                                                     Ps 20,703   Ps (13,230)  Ps  (7,845)

B)   RECONCILIATION OF STOCKHOLDERS' EQUITY:

               The following tables summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on stockholders' equity for the years ended December 31, 2005 and 2006:

                                                                   2005          2006
                                                                -----------   -----------
CONSOLIDATED STOCKHOLDERS' EQUITY UNDER COLOMBIAN GAAP          Ps3,377,290   Ps3,646,612
   a) Deferred income taxes                                         135,904        66,326
   b) Employee benefit plans                                       (70,738)         1,052
   c) Inflation adjustment                                           38,793        38,689
   d) Revaluation of assets                                       (110,479)      (140,693)
   e) Allowance for loans losses, financial leases losses,
      foreclosed assets and other receivables                       217,664       416,142
   f) Loan origination fees and costs                                53,733        70,531
   g) Interest recognition on non-accrual loans                       6,008         8,385
   h) Deferred charges                                              (3,036)        (6,166)
   i) Investment securities & derivatives                            14,936      (142,421)
   j) Investments in unaffiliated companies                        (11,753)       (13,298)
   k) Investments in affiliates                                      30,577        37,175
   l) Lessor accounting                                               1,931           228
   m) Business combinations
      m,i)  Goodwill                                                527,754       543,164
      m.ii) Intangible assets                                       223,080       142,100
      m.iii) Fair value adjustments to assets and liabilities
      acquired                                                     (308,097)     (127,176)
   n) Securitization of non performing loans                          5,851        10,568
   o) Foreign currency translation adjustment                            --            --
   p) Minority interest                                             (3,422)         1,371
   r) Guarantees                                                         --        (3,571)
                                                                -----------   -----------
                                                                    748,706       902,406
                                                                -----------   -----------
CONSOLIDATED STOCKHOLDERS' EQUITY UNDER U.S. GAAP               Ps4,125,996   Ps4,549,018
                                                                ===========   ===========

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

C) SUPPLEMENTAL CONSOLIDATED CONDENSED FINANCIAL STATEMENTS UNDER U.S.GAAP:

               The presentation of balance sheet and income statemet under U.S. GAAP differs from that from Colombian GAAP due to the acquisition of Conavi and Corfinsura in 2005. As a result, we are presenting the summarized consolidated financial statements under U.S.GAAP for years ended December 31, 2005 and 2006:

             SUPPLEMENTAL CONSOLIDATED CONDENSED BALANCE SHEETS (1)

                                                   2005           2006
                                               ------------   ------------
ASSETS:
Cash and due from banks                        Ps 1,730,022   Ps 2,010,120
Trading account                                   5,521,088      2,926,959
Investment securities, net                        2,904,612      2,912,524
Loans                                            15,953,367     21,358,135
Financial lease                                   2,662,487      3,553,514
Allowance for loans, financial leases losses
   and other receivables                           (581,645)      (507,641)
Premises and equipment, net                       1,424,120      1,637,039
Other assets                                      1,956,467      1,552,684
                                               ------------   ------------
TOTAL ASSETS                                   PS31,570,518   PS35,443,334
                                               ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits                                         18,329,466     23,191,301
Short term debt                                     645,340      1,209,776
Long term debt                                    3,282,211      3,609,352
Other liabilities                                 5,134,943      2,836,369
Minority interest                                    52,562         47,518
Shareholders' equity                              4,125,996      4,549,018
                                               ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     PS31,570,518   PS35,443,334
                                               ============   ============

----------
(1) The Bank has changed the presentation of the Supplemental Consolidated Condensed Balance Sheet and as a consequence certain prior year amounts had been reclassified to conform to current year presentation. The reclassification did not have impact in the total of assets, liabilities and shareholders equity.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

        SUPPLEMENTAL CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (1)

                                                       2004          2005           2006
                                                   -----------   ------------   ------------
Total interest income                              Ps1,803,763   Ps 2,847,424   Ps 3,252,895
Total interest expense                                (577,442)    (1,032,923)    (1,272,893)
                                                   -----------   ------------   ------------
Net interest income                                  1,226,321      1,814,501      1,980,002
Provision of loans, leases and other receivables       (66,653)      (230,015)        (1,765)
                                                   -----------   ------------   ------------
Net interest income after provision of loans,
   leases and other receivables                      1,159,668      1,584,486      1,978,237
Other income                                           633,681        939,938      1,150,089
Other expenses                                        (979,270)    (1,470,532)    (1,976,549)
                                                   -----------   ------------   ------------
Income before income taxes                             814,079      1,053,892      1,151,777
Income tax expense                                    (192,656)      (149,541)      (202,749)
                                                   -----------   ------------   ------------
Net income from continued operations                   621,423        904,351        949,028
DISCONTINUED OPERATIONS (2)                             20,703        (13,230)        (7,845)
                                                   -----------   ------------   ------------
NET INCOME                                         PS  642,126   PS   891,121   PS   941,183
                                                   ===========   ============   ============

----------
(1) The amounts disclosed in the table for 2004 and 2005 differs from those disclosed in the annual report of 2005, because they were reclassificated for comparative effects with the presentation of the activity in the allowance for loans and financial lease losses in 2006.

(2) Correspond to discontinued operations of Abocol, Almacenar and their Subsidiaries.

        SUPPLEMENTAL CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (1)

                                                       2004            2005           2006
                                                   ------------   -------------   ------------
Net income (loss)                                  Ps   642,126   Ps   891,121    Ps   941,183
Adjustments to reconcile net income to net cash
   provided (used) by operating activities             (608,738)    (5,215,860)     (9,485,717)
                                                   ------------   ------------    ------------
Net cash provided by operating activities                33,388     (4,324,739)     (8,544,534)
Net cash used in investing activities                (1,575,420)    (6,133,179)      5,411,530
Net cash provided by financing activities             1,344,931     10,938,580       3,413,102
                                                   ------------   ------------    ------------
(Decrease) increase in cash and cash equivalents   Ps  (197,101)  Ps   480,662    Ps   280,098
                                                   ============   ============    ============
Cash and cash equivalents at beginning of year        1,446,461      1,249,360       1,730,022
                                                   ------------   ------------    ------------
Cash and cash equivalents at end of year (2)       PS 1,249,360   PS 1,730,022    PS 2,010,120
                                                   ============   ============    ============

----------
(1) This consolidated statement of cash flow includes the following non cash transactions: Ps 38,390 related to restructured loans that were transferred to foreclosed assets and foreign exchange gain for Ps 65,861.

(2) Includes reserves against transactions and Time Deposits with the Central Bank for Ps 516,648 in 2004, Ps 1,098,712 in 2005 and Ps 1,315,927 in 2006.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

       SUPPLEMENTAL CONSOLIDATED CONDENSED CHANGES IN STOCKHOLDERS' EQUITY

                                        2004          2005          2006
                                    -----------   -----------   -----------
Balance at beginning of year        Ps1,832,886   Ps2,267,286   Ps4,125,996
Shares issued at market value (1)            --     1,164,218            --
Net income                              642,126       891,121       941,183
Dividends declared                     (156,861)     (216,838)     (369,736)
Other comprehensive income (loss)        (8,469)      (19,148)     (116,229)
Other movements                         (42,396)       39,357       (32,196)
                                    -----------   -----------   -----------
Balance at end of year              Ps2,267,286   Ps4,125,996   Ps4,549,018
                                    ===========   ===========   ===========

----------
(1) The line shares issued for Ps 236,212 in the consolidated statement of stockholder's equity under Colombian GAAP, reflect the par value of shares; the line shares issued for Ps 1,164,218 in this table reflect the fair market value of shares issued under U.S. GAAP.

       SUPPLEMENTAL CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

                                                                2004        2005        2006
                                                             ---------   ---------   ----------
Net Income                                                   Ps642,126   Ps891,121   Ps 941,183
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized gain or (loss) on securities available for sale       7,716       2,106     (146,925)
Pension liability                                               (5,965)    (19,603)      (2,217)
Foreign currency translation adjustments                       (10,220)     (1,651)      (7,853)
                                                             ---------   ---------   ----------
Other comprehensive loss                                        (8,469)    (19,148)    (156,995)
                                                             ---------   ---------   ----------
Comprehensive income                                         Ps633,657   Ps871,973   Ps 784,188
                                                             ---------   ---------   ----------

           OTHER COMPREHENSIVE INCOME (LOSS)

                                                                       2004
                                                    ---------------------------------------
                                                    BEFORE-TAX   (TAX EXPENSE)   NET-OF-TAX
                                                      AMOUNT       OR BENEFIT      AMOUNT
                                                    ----------   -------------   ----------
Unrealized gain or (loss) on securities
   available for sale                                Ps  8,750     Ps(1,034)      Ps  7,716
Additional minimum liability (net actuarial loss)       (9,477)       3,512          (5,965)
Foreign currency translation adjustment                (10,220)          --         (10,220)
                                                     ---------     --------       ---------
Other comprehensive income (loss)                    Ps(10,947)    Ps 2,478       Ps (8,469)
                                                     =========     ========       =========

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2005

                                                    BEFORE-TAX   (TAX EXPENSE)   NET-OF-TAX
                                                      AMOUNT       OR BENEFIT      AMOUNT
                                                    ----------   -------------   ----------
Unrealized gain or (loss) on securities
   available for sale                                 Ps  6,816       Ps(4,710)   Ps  2,106
Additional minimum liability (net actuarial loss)      (32,876)         13,272      (19,603)
Foreign currency translation adjustment                 (1,651)             --       (1,651)
                                                    ----------        --------   ----------
Other comprehensive income (loss)                    Ps(27,711)       Ps 8,562    Ps(19,148)
                                                    ==========        ========   ==========

                                      2006

                                                    BEFORE-TAX   (TAX EXPENSE)   NET-OF-TAX
                                                      AMOUNT       OR BENEFIT      AMOUNT
                                                    ----------   -------------   ----------
Unrealized gain or (loss) on securities
   available for sale                               Ps(232,271)       Ps85,346   Ps(146,925)
Additional pension liability
   Net transition loss                                  (1,755)            650       (1,105)
   Net actuarial (gain) loss                            (1,852)            685       (1,167)
   Prior service cost                                      120             (65)          55
Foreign currency translation adjustment                 (7,853)             --       (7,853)
                                                    ----------        --------   ----------
Other comprehensive income (loss)                   Ps(243,611)       Ps86,616   Ps(156,995)
                                                    ==========        ========   ==========

                     ACCUMULATED OTHER COMPREHENSIVE INCOME

                                UNREALIZED
                              GAINS (LOSSES)                          FOREIGN      ACCUMULATED
                                    ON               PENSION         CURRENCY         OTHER
                              SECURITIES, NET   LIABILITY, NET OF   TRANSLATION   COMPREHENSIVE
                                 OF TAXES             TAXES         ADJUSTMENT       INCOME
                              ---------------   -----------------   -----------   -------------
Beginning balance for 2004         Ps  58,669           Ps (4,354)    Ps  1,559      Ps  55,874
Current-period change                   7,716              (5,965)      (10,220)         (8,469)
                              ---------------   -----------------   -----------   -------------
Ending balance for 2004                66,385             (10,319)       (8,661)         47,405
                              ===============   =================   ===========   =============
Beginning balance for 2005             66,385             (10,319)      ( 8,661)         47,405
Current-period change                   2,106             (19,603)       (1,651)        (19,148)
                              ---------------   -----------------   -----------   -------------
Ending balance for 2005                68,491             (29,922)      (10,312)         28,257
                              ===============   =================   ===========   =============
Beginning balance for 2006             68,491             (29,922)      (10,312)         28,257
Current-period change                (146,925)             (2,217)       (7,853)       (156,995)
Effects of adoption FAS 158               --               40,766            --          40,766
                              ===============   =================   ===========   =============
Ending balance for 2006            Ps (78,434)          Ps  8,627     Ps(18,165)     Ps (87,972)
                              ===============   =================   ===========   =============

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

                    Income tax expense under U.S. GAAP is comprised of the following components for the years ended at December 31, 2004, 2005 and 2006:

                                           2004        2005        2006
                                        ---------   ---------   ---------
Current income tax expense              Ps237,620   Ps178,992   Ps136,307
Deferred income tax (benefit) expense     (47,883)    (22,502)     71,788
                                        ---------   ---------   ---------
   TOTAL                                Ps189,737   Ps156,490   Ps208,095
                                        =========   =========   =========

                                           2004        2005        2006
                                        ---------   ---------   ---------
Continuing operation income tax         Ps192,656   Ps149,541   Ps202,749
Discontinued operation income tax          (2,919)      6,949       5,346
                                        ---------   ---------   ---------
   INCOME TAX                           Ps189,737   Ps156,490   Ps208,095
                                        =========   =========   =========

                    Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2005 and 2006 were as follows:

                                                                      2005        2006
                                                                   ---------   ---------
    DEFERRED TAX ASSETS AND LIABILITIES
DEFERRED TAX ASSETS:
   Accrual of employee benefits                                    Ps 26,194   Ps     --
   Allowance for loan losses                                          23,155          --
   Fixed assets                                                      138,213     169,674
   Tax losses and excess of presumed income over ordinary income      43,496      11,129
   Allowance for foreclosed assets                                     7,407          --
   Fiduciary assets                                                       --         202
   Accrued expenses                                                   15,336      34,760

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                      2005        2006
                                                                   ---------   ---------
   Excess of accrued income over valuation income                         --       4,418
   Business combination                                               50,503          --
   Unrealized gain on investment securities                               --      43,504
   Deferred interest on restructured loans                                --      17,741
   Other                                                              29,462      15,634
                                                                   ---------   ---------
   Total gross deferred tax assets                                   333,766     297,062
   Less valuation allowance                                           (4,440)    (19,708)
                                                                   ---------   ---------
      NET DEFERRED TAX ASSET                                       Ps329,326   Ps277,354
                                                                   ---------   ---------
DEFERRED TAX LIABILITIES:
   Accrual of employee benefits                                    Ps     --   Ps    381
   Unrealized gain on investment securities                           40,653          --
   Allowance for loan losses                                              --      32,875
   Allowance for foreclosed assets                                        --       4,829
   Loan origination fees and cost                                     17,766      22,829
   Forward, future and swaps effect                                   26,862      37,537
   Intangible assets                                                  80,382      50,762
   Inflation adjustments                                              68,403      78,051
   Business Combination                                                   --      16,926
   Excess of accrued income over valuation income                     48,833          --
   Fair value of financial instruments                                 5,674          --
   Securitization                                                      2,165       3,804
   Other                                                               2,079       3,003
                                                                   ---------   ---------
      TOTAL DEFERRED LIABILITIES                                     292,817     250,997
                                                                   ---------   ---------
         NET DEFERRED ASSET (LIABILITY)                            Ps 36,509   Ps 26,357
                                                                   =========   =========


                    The valuation allowance for deferred tax assets as of December 31, 2005 and 2006 was Ps 4,440 and Ps 19,708, respectively. The net change in the total valuation allowance for the year ended December 31, 2005 was a decrease of Ps 890 and for the year ended December 31, 2006 was an increase of Ps 15,268. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

                    The 37% income tax nominal rate for years 2004, 2005 and 2006 differs from 22.80%, 14.94% and 16.67% effective tax rate for years 2004, 2005 and 2006, due to the following:

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                             2004         2005          2006
                                          ---------   -----------   -----------
Income before tax U.S. GAAP(1)            Ps831,863   Ps1,047,611   Ps1,248,066
                                          ---------   -----------   -----------
37% tax                                     307,789       387,616       461,784
Non-deductible items / provisions            15,433        48,225        77,002
Non-taxable income                          (26,507)     (164,457)     (249,203)
Excess of accrued income over valuation
income                                       (7,735)      (52,793)        5,928
Amortization of excess of presumed
income over ordinary income                  (3,420)      (30,393)      (39,466)
Others                                      (17,569)      (30,818)      (63,217)
Increase (decrease) valuation allowance     (78,254)         (890)       15,267
                                          ---------   -----------   -----------
Income tax                                Ps189,737   Ps  156,490   Ps  208,095
                                          =========   ===========   ===========

(1)  It represents continuing operation and discontinued operation

               For years ended December 31, 2004, 2005 and 2006, non-taxable income includes off shore subsidiaries' income tax, dividend income tax, gain on sales of stocks tax, interest income over mortgage securities tax, interest income on VIS housing loans tax and recoveries of deductible items tax.

               As of December 31, 2006, the Bank intended to capitalize the results from its off-shore Subsidiaries. Accordingly, no deferred income tax liability was recorded for the undistributed profits of Bancolombia Panama and its subsidiaries, Bancolombia Puerto Rico and Suleasing Internacional and its subisidiaries. The undistributed profits in such Subsidiaries were Ps 431,679 at December 31, 2006.

B)   EMPLOYEE BENEFIT PLANS:

               U.S. GAAP requires the recognition of pension costs based on actuarial computations under a prescribed methodology which differs from that used under Colombian GAAP. For purposes of U.S. GAAP reconciliation, the transition obligation calculated at the date the Bank adopted SFAS 87 is being amortized from January 1, 1989, for a period of 18 years for the pension plan and 27 years for the severance plan.

               There are not plan assets under the employee benefit plan.

          Pension Plan

               In 1967, the Social Security Institute assumed the pension obligation for the majority of the Bank's employees; however, employees who had more than ten years of service prior to that date, continued participating in the Bank's non-contributory unfunded defined benefit pension plan. Under this plan, benefits are based on length of service and level of compensation. As of December 31, 2006, there were nearly 1,000 participants covered by the Plan.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               The measurement for pension plan obligations differs from Colombian GAAP to U.S. GAAP basically due to the fact that Colombia GAAP requires calculation of the estimated liability using the actuarial methodology given by the law, the actuarial assumptions, based on nominal discount, salary and pension increase rates, and the method of computing the net periodic pension costs.

          Severance obligation

               Under Colombian labor regulations, employees are entitled to receive one month's salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations to permit companies, subject to the approval of the employees, to pay the severance obligation to their employees on a current basis. Law 50 from 1990, also enabled each worker freely to choose which pension fund would manage the amount accrued during the year of his/her severance pay. This amount must be transferred by headquarters to the pension funds no later than the following period.

               Under U.S. GAAP, a curtailment is an event that significantly reduces the expected years of future service of present employees or eliminates, for a significant number of employees, the accrual of defined benefits for some or all of their future services. Consequently, this modification reduces, the projected benefit obligation. Such a reduction is used to reduce any existing unrecognized prior service cost, and the excess, if any, is amortized on the same basis as the cost of benefit increases.

               As of December 31, 2006 there were 1,777 participants remaining in the original severance plan.

               Until December 31, 2004, the pension plan and severance obligation included employees from the Bank, Almacenar S.A. and Abocol S.A. As a result of the sale of Abocol S.A., dated December 29, 2005, 55 of Abocol's employees who participated in the pension plan and 3 employees who participated in Severance plan were not included in the calculation. The Bank does not maintain any pension or severance obligation with Abocol's employees after the date of sale.

               Upon the Conavi/Corfinsura merger did not have a defined benefit plan for their employees and they were not entitled to join the Bank's defined benefit plan.

          DISCLOSURE AND CALCULATION OF DIFFERENCES UNDER U.S. GAAP

               The economic assumptions used in the determination of pension obligations under U.S. GAAP differ from those used under Colombian GAAP because the latter are established annually by the Colombian regulations.

                                                2004       2005       2006
                                              --------   --------   --------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                  Ps 1,543   Ps 1,604   Ps 4,277
Interest cost                                   25,624     27,504     18,477
Expected Return on plan assets

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                      2004       2005       2006
                                                    --------   --------   --------
Amortization of prior service cost                       143        143        135
Amortization of net transition obligation(Assets)      1,048      1,048      1,017
Amortization of net (gain) or loss                        82        562       (401)
                                                    --------   --------   --------
Adjustment to be recognized
Net periodic pension cost under U.S. GAAP             28,440     30,861     23,505
Net periodic pension cost under Colombian GAAP        29,643     29,128     33,825
                                                    --------   --------   --------
Difference to be recognized under U.S. GAAP         Ps 1,203   Ps(1,733)  Ps10,320
                                                    ========   ========   ========

               The combined costs for the above mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2005 and 2006, are summarized below:

                                                      2005         2006
                                                   ----------   ----------
CHANGE IN BENEFIT OBLIGATION
Unfunded benefit obligation at beginning of year   Ps 127,629   Ps 133,498
Service cost                                            1,604        4,277
Interest cost                                          27,504       18,477
Actuarial (gain)/loss                                   4,028      (21,552)
Effect of curtailment /settlements(1)                  (4,545)          --
Benefits paid                                         (22,722)     (23,113)
                                                   ----------   ----------
Unfunded benefit obligation at end of year         Ps 133,498   Ps 111,587
                                                   ==========   ==========
Accrued benefit cost under Colombian GAAP            (101,941)    (112,639)
                                                   ----------   ----------
DIFFERENCE TO BE RECOGNIZED UNDER
   U.S. GAAP STOCKHOLDERS' EQUITY                  Ps (70,738)  Ps   1,052
                                                   ==========   ==========

----------
(1) The effect of curtailment/settlement is related to the sale of Abocol S.A.

               Under U.S. GAAP, Bancolombia S.A. applies the provisions of SFAS 87, as amended by SFAS 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits" and SFAS 132(R), "Employers' Disclosure about Pension and Other Post-retirement Benefits, an amendment to FASB Statements No. 87, 88 and 106". Bancolombia adopted effective December 31, 2006 SFAS 158, in respect of its defined benefits pension plans, detailed in Note 31 of the Consolidated Financial Statements.

               The incremental effect of applying SFAS 158 on individual line items in the consolidated balance sheets was as follows:

                                     BEFORE                         AFTER
                                 APPLICATION OF                APPLICATION OF
                                     FAS 158      ADJUSTMENT       FAS 158
                                 --------------   ----------   --------------
Deferred tax asset                Ps    64,328    Ps(24,191)   Ps    40,137
   TOTAL ASSETS                     35,467,525      (24,191)     35,443,334
Retirement benefit obligations        (176,544)      64,957        (111,587)

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                             BEFORE                      AFTER
                                          APPLICATION                 APPLICATION
                                          OF FAS 158    ADJUSTMENT    OF FAS 158
                                         ------------   ----------   ------------
   TOTAL LIABILITIES                       30,959,273       64,957     30,894,316
Accumulated other comprehensive income       (204,595)      64,957       (139,638)
Deferred income taxes                          75,857      (24,191)        51,666
   TOTAL SHAREHOLDER'S EQUITY            PS 4,508,252    PS 40,766   PS 4,549,018
                                         ============    =========   ============

                                                       2006
                                                    ---------
NET AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE
SHEET AT DECEMBER 31, 2006
Statement of Financial Position
Noncurrent Assets                                   Ps (4,208)
Current Liabilities                                    11,987
Noncurrent Liabilities                                103,808
                                                    ---------
Amount Recognized in Financial Position             Ps111,587
                                                    =========
Accumulated Other Comprehensive Income
Net Actuarial (Gain) Loss                           Ps 16,151
Net Prior Service Cost/(Credit)                          (424)
Net Transition Obligation (Asset)                      (3,368)
                                                    ---------
Total at December 31, 2006                             12,359
                                                    ---------
Deferred income tax                                    (3,732)
                                                    ---------
Accumulated other comprehensive Income                  8,627
                                                    =========

               The Bank expects the following amounts in other comprehensive income to be recognized as components of net periodic pension cost during 2007:

Net transition obligation/(asset)   Ps 1,019
Net prior service cost                   135
Net loss/(gain)                       (3,552)
                                    --------
TOTAL                               PS(2,398)
                                    ========

               The economic assumptions adopted are shown below in nominal terms. Those assumptions used in determining the actuarial present value of pension obligation and the projected pension obligations for the plan years were as follows.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                  2004   2005   2006
                                 -----   ----   ----
Discount rate                    13.40%  8.68%  8.68%
Rate of compensation increases    7.10%  6.33%  6.07%
Rate of pension increases            5%  4.50%  4.50%

     Estimated Future Benefit Payments

               The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

                    PENSION BENEFITS   OTHER BENEFITS
                    ----------------   --------------
2007                     12,496             8,801
2008                     11,679             6,813
2009                     11,095             7,804
2010                     11,066             7,454
2011                     10,910            10,430
Years 2012 - 2016        53,956            71,846

C)   INFLATION ADJUSTMENT

               The consolidated financial statements were adjusted for inflation based on the variation in the IPC for middle income-earners, from January 1, 1992, to December 31, 2000. The adjustment was applied monthly to non-monetary assets, equity (except for the revaluation surplus and exchange adjustment), contingent accounts and memorandum accounts.

               Financial statements are adjusted for inflation under U.S. GAAP when an entity operates in a hyperinflationary environment. The U.S. GAAP adjustment represents the cumulative inflation adjustment on the Bank's non-monetary assets for inflation occurring prior to January 1, 2001, less depreciation expense.

D)   REVALUATION OF ASSETS

               In accordance with Colombian GAAP, reappraisals of a portion of the Bank's premises and equipment, equity investments and other non-monetary assets are made periodically and recorded in offsetting accounts which are shown under the asset caption "reappraisal of assets" and the stockholders' equity caption "Surplus from reappraisals of assets". The last valuation was in December 2006. Under U.S. GAAP, reappraisals of assets are not permitted.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

E) ALLOWANCE FOR LOAN LOSSES, FINANCIAL LEASES, FORECLOSED ASSETS AND OTHER RECEIVABLES

               As established by the Superintendency of Finance, the methodology for evaluating loans under Colombian GAAP, as discussed in Note 2 (j), is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentage estimates. Under both Colombian GAAP and U.S. GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to operations.

               Under U.S. GAAP, allowance for loan losses represents the management's estimate of probable losses inherent in the portfolio. Attribution of the allowance is made for analytical purposes only, and the entire allowance is available to absorb probable loan losses inherent in the portfolio including unfunded commitments. Additions to the allowance are made by means of the provision for loan losses. Loan losses are deducted from the allowance, and subsequent recoveries are added. Securities received in exchange for loan claims in debt restructurings are initially recorded at fair value, with any gain or loss reflected as a recovery or charge-off to the allowance, and are subsequently accounted for as securities available-for-sale.

               In the corporate portfolio, large-balances, non-homogeneous exposures (representing significant individual credit exposures) are evaluated based upon the borrower's overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for individual larger-balance, non-homogeneous loans deemed impaired. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan's contractual effective rate, the secondary market value of the loan and the fair value of collateral. The allowance for loan losses attributed to the remaining portfolio is established by a process that estimates the probable loss inherent in the portfolio based upon various statistical analyses. This analyses considers historical and projected default rates and loss severities; internal risk rating, industry, and other environmental factors. The Bank also considers overall portfolio indicators including trends in internally risk-rated exposures, classified exposures, cash-basis loans, historical and forecasted write-offs, a review of industry, and portfolio concentrations, including current developments within those segments. In addition, the Bank considers the current business strategy and credit process, including credit limit setting and compliance, credit approvals, loan underwriting criteria, and loan workout procedures.

               Each portfolio of small-balances, homogeneous loans, including consumer revolving credit, credit cards, and most other consumer loans, is collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent in the portfolio, based upon various statistical analyses. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, and analysis that reflects current trends and conditions. The Bank also considers overall portfolio indicators including historical credit losses, delinquent, non-performing and classified loans, and trends in volumes and terms of loans; an evaluation of overall credit quality and the credit process, including lending policies and procedures; and economic, geographical, product and other environmental factors.

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

               The following summarizes the allowance for loan and financial lease losses under Colombian GAAP and U.S. GAAP at December 31, 2005 and 2006:

                                                                                         2005         2006
                                                                                      ---------   -----------
ALLOWANCE FOR LOANS, FINANCIAL LEASE LOSSES AND
   FORECLOSED ASSETS UNDER COLOMBIAN GAAP
Allowance for loans and financial lease losses                                        Ps705,882   Ps  834,183
Allowance for accrued interest and other receivables                                     39,639        33,859
Allowance for foreclosed assets                                                         205,182       174,393
                                                                                      ---------   -----------
                                                                                      Ps950,703   Ps1,042,435
                                                                                      ---------   -----------
ALLOWANCE FOR LOAN LOSSES UNDER U.S. GAAP
Allowance for loans, financial lease, accrued interest
   losses and other related receivables                                                 581,645       507,641
Allowance for foreclosed assets                                                         151,394       118,652
                                                                                      ---------   -----------
                                                                                      Ps733,039   Ps  626,293
DIFFERENCE TO BE RECOGNIZED AS AN ADJUSTMENT TO
   COLOMBIAN GAAP STOCKHOLDERS' EQUITY                                                Ps217,664   Ps  416,142
                                                                                      =========   ===========

                                                          2004        2005         2006
                                                        --------   ----------   ---------
DIFFERENCE RECOGNIZED IN NET INCOME UNDER U.S.GAAP
Allowance for loans, financial lease losses and other
   receivables                                          Ps 2,602   Ps(106,440)  Ps193,596
Allowance for foreclosed assets                           (2,761)      (2,446)      1,953
                                                        --------   ----------   ---------
                                                        Ps  (159)  Ps(108,886)  Ps195,549
                                                        ========   ==========   =========

               An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP during the year ended December 31, 2004, 2005 and 2006 is as follows:

                                                2004(1)        2005(1)         2006
                                             ------------   ------------   ------------
Provision at the beginning of the period     Ps   364,433   Ps   407,852   Ps   581,645
Currency Translation and other adjustments        (12,870)        (4,130)          (685)
Charge-offs                                       (59,396)      (104,543)      (145,829)
Recoveries of charged-off loans                    49,032         52,451         70,745
Charged to profit and loss account                 66,653        230,015          1,765
                                             ------------   ------------   ------------
Provision at the end of the period           Ps   407,852   Ps   581,645   Ps   507,641
                                             ============   ============   ============
Gross Loans and financial leases               10,035,239     18,626,252     24,645,574

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                 2004(1)   2005(1)   2006
                                                                 -------   -------   ----
Closing customers provisions as a percentage of gross loans       4.06%     3.12%    2.06%
Customers charges against profits as percentage of gross loans    0.66%     1.23%    0.01%

(1) The amounts disclosed in the table for 2005 differs from those disclosed in the annual report of 2005, because they were reclassificated for comparative purposes with the presentation of the activity in the allowance for loans and financial lease losses in 2006.

               At December 31, 2005, and 2006, the carrying value of loans considered to be impaired under SFAS No. 114 (not including restructured loans), was approximately Ps 211,423 and Ps 348,626, respectively, and the related allowance for loan losses on those impaired loans totaled Ps 92,611 and Ps 104,397, respectively.

               For the years ended December 31, 2004, 2005 and 2006, the Bank recognized interest income of approximately Ps 6,653, Ps 10,918 and Ps 14,133, respectively, on such impaired loans.

               The total amount of loans evaluated under a methodology different than SFAS 114 and SFAS 15 methodology was Ps 23,854,886 at December 31, 2006.

     Foreclosed assets

               Under Colombian GAAP, the Bank must design and adopt its own internal models for the calculation of provisions for foreclosed assets allowing the Bank to estimate the expected loss for all types of assets. For real estate, the provision is equal to 30% of the value of the asset at the time of receipt and must be constituted in proportional monthly installments within the first year following receipt. This provision will increase an additional 30% in proportional monthly installments within the second year following receipt of the asset. Once the legal term for sale has expired without authorization to extend, the provision must be 80% of the value upon receipt. In case the term extension is granted, the remaining 20% of the provision may be constituted within said term.

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

F)   LOAN ORIGINATION FEES AND COSTS

               Under Colombian GAAP, the Bank recognizes commissions (origination fees) on loans, lines of credit and letters of credit when collected and records related direct costs when incurred. For U.S. GAAP, under SFAS No.91, "Accounting for Non-refundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases", loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the related loans as an adjustment of yield.

G)   INTEREST RECOGNITION - NON-ACCRUAL LOANS

               For Colombian GAAP purposes, interest income is not accrued on
(i) commercial loans that are more than 90 days past due, and (ii) consumer loans that are more than 60 days past due. From January 1, 2005, the Superintendency of Finance established that interest income is not accrued on
(i) small business loans that are more than 30 days past due, and (ii) mortgage loans that are more than 60 days past due.

               Once a loan is non-performing, an allowance is established for 100% of the accrued interest receivable and the Bank ceases to recognize interest income on that loan. The Bank recognizes interest income on a cash basis to non-accrual loans.

               Since March 25, 2003, the Bank established that commercial, consumer and small business loans that are past due more than thirty days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until such time that the customer does not proceed to cancel.

               For U.S. GAAP purposes, all accrued interest is reversed against interest income once a loan becomes more than 90 days past due. U.S. GAAP also requires that, if the collectibility of the principal of a non-accrual loan is in doubt, cash payments received should be applied to reduce the principal to the extent necessary to remove such doubt.

               For the years 2004, 2005 and 2006, interest income on past due commercial, consumer and small business loans between 31 and 90 days past due, was accounted as accrued interest.

               Additionally, for the years 2005 and 2006, interest income on past due mortgage loans between 61 and 90 days past due, was accounted as accrued interest.

H)   DEFERRED CHARGES

               The Bank and its Subsidiaries have deferred certain pre-operating expenses and other deferred charges, which are expensed as incurred under U.S. GAAP.

                    BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

I)   INVESTMENT SECURITIES AND DERIVATIVES

               Investment Securities:

               The Superintendency of Finance requires the Bank to classify investment securities to "trading", "held to maturity", and "available for sale". According to this norm, an investment will be classified as "trading" when the Bank acquires it for the purpose of selling it in the near term, as "held to maturity" when the Bank has the intention and ability to hold it to maturity, and as "available for sale" when the investment is not classified as trading or held to maturity.

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

     - Debt and equity securities not classified as either "held to maturity" or "trading" securities are classified as "available for sale" securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported net of taxes, as a separate component of stockholders' equity. Any loss in value of an investment considered other than temporary is recognized in earnings.

               Under Colombian GAAP Bancolombia accounts for a portion of their debt securities classified as trading and available for sale at their cost basis. The difference between fair value and the cost basis of these securities is Ps 11,969.

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

               As of December 31, 2005 and 2006, the Bank's portfolio was classified as "trading", "held to maturity" and "available for sale".

                    BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as available for sale under U.S. GAAP are shown below:

                                                                           GROSS      GROSS
                                                                        UNREALIZED  UNREALIZED     COST
                                                            FAIR VALUE     GAINS      LOSSES       BASIS
                                                           -----------  ----------  ----------  -----------
AVAILABLE FOR SALE - DEBT SECURITIES
DECEMBER 31, 2005
Securities issued or secured by Colombian government       Ps1,393,881   Ps54,639    Ps 6,934   Ps1,346,176

Securities issued or secured by government entities              3,431        254          --         3,177

Securities issued or secured by financial entities             106,242        758       2,747       108,231

Other investments                                              339,002      2,394       3,117       339,725
                                                           -----------  ----------  ----------  -----------
                                                           Ps1,842,556   Ps58,045    Ps12,798   Ps1,797,309
                                                           ===========   ========    ========   ===========

                                                                           GROSS      GROSS
                                                                        UNREALIZED  UNREALIZED     COST
                                                            FAIR VALUE     GAINS      LOSSES       BASIS
                                                           -----------  ----------  ----------  -----------
AVAILABLE FOR SALE - DEBT SECURITIES
DECEMBER 31, 2006
Securities issued or secured by Colombian government       Ps1,889,064   Ps13,449    Ps136,532  Ps2,012,147

Securities issued or secured by government entities             10,388         42           81       10,427

Securities issued or secured by financial entities             835,210      5,218        8,165      838,157

Other investments                                              188,116      4,401        2,129      185,844
                                                           -----------   --------    ---------  -----------
                                                           Ps2,922,778   Ps23,110    Ps146,907  Ps3,046,575
                                                           ===========   ========    =========  ===========

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
                                                            Ps925,932    Ps11,170    Ps106,617  Ps1,021,379
                                                            =========    ========    =========  ===========

                    BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                           GROSS      GROSS
                                                                        UNREALIZED  UNREALIZED     COST
                                                            FAIR VALUE     GAINS      LOSSES       BASIS
                                                           -----------  ----------  ----------  -----------
AVAILABLE FOR SALE - EQUITY SECURITIES
DECEMBER 31, 2005
Compania Suramericana de Inversiones S.A. Surainversiones    Ps64,672   Ps64,665       Ps--        Ps7
                                                             --------   --------       ----        ---
                                                             Ps64,672   Ps64,665       Ps--        Ps7
                                                             ========   ========       ====        ===

                                                                           GROSS      GROSS
                                                                        UNREALIZED  UNREALIZED     COST
                                                            FAIR VALUE     GAINS      LOSSES       BASIS
                                                           -----------  ----------  ----------  -----------
AVAILABLE FOR SALE - EQUITY SECURITIES
DECEMBER 31, 2006
Inmobiliaria Cadenalco                                       Ps3,929     Ps1,438      Ps--        Ps2,491
                                                             -------     -------      ----        -------
                                                             Ps3,929     Ps1,438      Ps--        Ps2,491
                                                             =======     =======      ====        =======

               The scheduled maturities of debt securities at December 31, 2006 were as follows:

                                       AVAILABLE FOR SALE
                                   -------------------------
                                    AMORTIZED       FAIR
                                      COST          VALUE
                                   -----------   -----------
Due in one year or less            Ps  160,777   Ps  159,602
Due from one year to five years      1,574,199     1,555,115
Due from five years to ten years     1,196,864     1,092,879
Due more ten years                     114,735       115,182
                                   -----------   -----------
   TOTAL                           Ps3,046,575   Ps2,922,778
                                   ===========   ===========

               Investments classified as "Held to maturity" for purposes of U.S. GAAP are securities issued or secured by the Colombian government, which the Bank has the intention and ability to hold to maturity.

               The cost of "available for sale" securities was determined based on its carrying amount plus gross unrealized losses minus gross unrealized gains. The cost of securities classified as held to maturity is equal to the carrying amount under Colombian GAAP, as these investments are not accounted for at fair value.

               The Bank is not required under Colombian GAAP to disclose the proceeds from the sale of investment securities or the gains or losses resulting from such sales. As a result, it is not feasible to obtain that information in a reasonable manner for disclosure under U.S. GAAP.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               In September 2006, the Colombian Government offered to the holders of certain securities issued by the Colombian Government to swap short term by long term securities, as a part of Government's plan to restructure the maturity of its internal debt. The Bank swapped securities, previously classified as held-to-maturity, in the amount of Ps 571,136, by securities with a longer term at cost plus accrued and unpaid interest and classified them as trading. The Bank did not intend to hold the new securities until the new maturity date. Under US GAAP, the Bank reclassified the remaining securities previously classified as held-to-maturity, in the amount of Ps 1,107,221, to available-for-sale and recorded the difference between the carrying value and the market value, in the amount of Ps 123,386, in other comprehensive income. The swap of the securities was authorized by the Superintency of Finance and there under Colombian GAAP, the Bank did not have to change the classification as held-to-maturity of the remaining securities.

     UNREALIZED LOSSES DISCLOSURE

               Investments that have been in a continuous unrealized loss position for less than 12 months are:

                                                                      GROSS
AVAILABLE FOR SALE                                                  UNREALIZED     COST
DECEMBER 31, 2006                                      FAIR VALUE     LOSSES       BASIS
                                                       ----------   ----------   ---------
Securities issued or secured by Colombian government    Ps277,061    Ps 8,433    Ps285,494
Securities issued or secured by financial entities        188,765       2,811      191,576
Other investments                                          18,780         481       19,261
                                                        ---------    --------    ---------
   TOTAL                                                Ps484,606    Ps11,725    Ps496,331
                                                        =========    ========    =========

               Investments that have been in a continuous unrealized loss position for 12 months or longer are:

                                                                       GROSS
AVAILABLE FOR SALE                                                  UNREALIZED     COST
DECEMBER 31, 2006                                      FAIR VALUE     LOSSES       BASIS
                                                       ----------   ----------   ---------
Securities issued or secured by Colombian government    Ps700,617   Ps128,180    Ps828,797
Securities issued or secured by financial entities         32,627       5,354       37,981
Other investments                                          61,978       1,648       63,626
                                                        ---------   ---------    ---------
   TOTAL                                                Ps795,222   Ps135,182    Ps930,404
                                                        =========   =========    =========

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

               As of December 31, 2006, 895 investment securities presented gross unrealized losses.

               Available for sale investments that presented gross unrealized losses correspond to mandatory investments.

               The amount of unrealized holding gain or loss on trading securities included in earnings during 2005 and 2006 was Ps 476,139 and Ps 74,184, respectively.

               The Bank conducts regular reviews to assess whether other than temporary impairment exists. A number of factors are considered in performing an impairment analysis of securities.

               Those factors include:

                    (a) the length of time and the extent to which the market value of the security has been less than cost;

                    (b) the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential); or

                    (c) the intent and ability of the Bank to retain its investment in the issuer for a period of time that allows for any anticipated recovery in market value.

               The Bank also takes into account changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

               Derivatives:

               U.S. GAAP requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Under Colombian GAAP Bancolombia accounts for a portion of their swaps contracts at their cost basis. As of December 31, 2006, Bancolombia does not apply hedge accounting.

               Balance sheet classification:

               Under Colombian GAAP, the Bank's derivative instruments are grouped and presented net as either an asset or a liability.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               U.S. GAAP restricts the ability to offset where the right of set-off exists between two parties (that is, where a debtor-creditor relationship exists).

               Typically, under U.S. GAAP, financial assets and liabilities can be offset and the net amount reported in the balance sheet when (a) each of two parties owes the other determinable amounts, (b) the reporting party has the right to set off the amount owed with the amount owed by the other party, (c) the reporting party intends to set off and (d) the right to setoff is enforceable by law.

               Consequently, the relevant assets and liabilities would be increased in a U.S. GAAP balance sheet, with no effect on net income or shareholders' equity.

J) INVESTMENT IN UNAFFILIATED COMPANIES. HIGH AND MEDIUM VOLUME QUOTATION INVESTMENT SECURITIES CLASSIFIED AS "AVAILABLE FOR SALE" UNDER COLOMBIAN GAAP

               For purposes of Colombian GAAP, an investment in High and Medium volume quotation equity securities of an investee is recorded using the average price published by the exchange. The result of the valuation is recorded as an unrealized gain or loss in shareholders' equity. The investee also records common stock dividends as income.

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

               Under Colombian GAAP, low and minimum volume and unquoted equity securities are valued by the shareholders' equity comparison method. Under this method, the Bank accounts for increases of shareholders' equity of the investee as reappraisal, and decreases as devaluation. If on the valuation date the shareholders' equity of the investee is less than its previous value, and the Bank had registered a reappraisal, this reappraisal is affected until it runs out. Once reappraisal runs out, the Bank records a devaluation. Likewise, if on the valuation date the shareholders' equity of the investee is greater than its previous value, and the Bank had registered a devaluation, this reappraisal is affected until it runs out. Once devaluation runs out, the Bank records a reappraisal.

               Under U.S. GAAP, an investment in non-marketable equity securities is recorded using the equity method when the investor can exercise significant influence or the cost method is used when significant influence cannot be exercised.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

L) LESSOR ACCOUNTING

               The Bank's Subsidiaries, Bancolombia Panama S.A.,
Sufinanciamiento S.A., Suleasing Internacional, Renting Colombia S.A., Bancolombia Puerto Rico Internacional and Leasing Bancolombia S.A., lease certain assets to third parties under non-cancelable lease arrangements. These lease arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures and their terms range between three and five years.

               Under Colombian GAAP, for financial entities, leases are classified as either financial leases or operating leases. Goods provided through a financial lease to third parties with a purchase option are recorded in the loan portfolio. Goods provided through an operating lease are recorded as property, plant and equipment. For both types of leasing, the initial record must represent the value to be financed of the good given in leasing (that is, the acquisition or construction cost) and the value of the improvement and expenses that can be capitalized, which represent a greater value of the lease operation to be financed.

               Under U.S. GAAP, a net investment in direct financing leases would be established in an account representing the present value of the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor.

               Renting Colombia applied a specific provision of Colombian GAAP for leases. Under this regulation, leases are classified as operating leases, even if the contracts were signed with a purchase option. Under U.S. GAAP some of their contracts classified as financial leasing after applying the criteria for classifying leases established in SFAS 13.

     Disclosure lessor accounting

               The following lists the components of the net investment in direct financial leases as of December 31, 2005 and 2006:

                                                   2005          2006
                                               -----------   -----------
Total minimum lease payments to be received    Ps3,033,438   Ps4,232,550
Estimated residual values of leased property       174,866       238,054
Less: Unearned income                             (721,848)     (985,289)
                                               -----------   -----------
Net investment in direct financial leases      Ps2,486,456   Ps3,485,315
                                               ===========   ===========

               The following schedule shows the future minimum lease payments to be received on direct financial leases for each of the next five years and thereafter.

             YEAR ENDED DECEMBER 31,
2007                                   1,503,964
2008                                   1,091,489
2009                                     741,082
2010                                     416,361

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

  YEAR ENDED DECEMBER 31,
--------------------------
2011                             219,861
Later years, through 2012        259,793
                             -----------
TOTAL MINIMUM FUTURE LEASE
   PAYMENTS TO BE RECEIVED   Ps4,232,550
                             ===========

               The following schedule shows the future minimum lease payments to be received on direct operating leases for each of the next five years and thereafter.

  YEAR ENDED DECEMBER 31,
--------------------------
2007                            68,393
2008                            51,962
2009                            30,249
2010                            16,257
2011                             5,352
Later years, through 2012           89
                             ---------
TOTAL MINIMUM FUTURE LEASE
   PAYMENTS TO BE RECEIVED   Ps172,302
                             =========

M) BUSINESS COMBINATIONS

               Purchase method of accounting

               In regard to a business combination, the purchase method of accounting under U.S. GAAP requires that (i) the purchase price be allocated to the identifiable acquired assets and liabilities on the basis of fair market value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs include the income of the acquired company after the date of acquisition, and (iii) the costs directly related to the purchase of a business combination be included as a cost of the acquisition and, therefore, recorded as a component of goodwill.

               In regard to a business combination, the purchase method of accounting under Colombian GAAP requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of income of the acquiring company for the period in which a business combination occurs include the income of the acquired company as if the acquisition had occurred on the first day of the reporting period and
(iii) the costs directly related to the purchase business combination not be considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by management.

               Conavi and Corfinsura acquisition and Factoring Bancolombia acquisition were accounted for using the pooling of interest method under Colombian GAAP, in accordance with the methodology suggested by the Superintendency of Finance.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               Factoring Bancolombia acquisition

               On May 8, 2006, BC acquired 9,803,685 shares of Comercia S.A., (now Factoring Bancolombia S.A. Compania de Financiamiento Comercial) equivalent to 55.61% of its outstanding shares, from Textiles Fabricato Tejicondor S.A. by means of a transaction duly authorized by the Superintendency of Finance. The value paid by the Bank was Ps 24,610 million.

               On June 30, 2006, BC acquired 6,868,409 shares of Comercia S.A. (now Factoring Bancolombia S.A. Compania de Financiamiento Comercial), equivalent to 38.96% of its outstanding shares, from Textiles Fabricato Tejicondor S.A. by means of a transaction duly authorized by the Superintendency of Finance. The value paid by the Bank was Ps 17,241 million. Under U.S. GAAP, the results of Comercia S.A.'s, (now Factoring Bancolombia S.A. Compania de Financiamiento Comercial) operations have been included in the consolidated financial statements since that date. For Colombian GAAP purposes the results of operations of the acquired entity were included in the consolidated statements of operations of the combined entity since January 1, 2006.

               The acquisition of Factoring Bancolombia will allow the Bank and its Subsidiaries to complement its portfolio of products improving commercial financing activities.

               The aggregate purchase price was Ps 37,101 paid in cash. The excess of purchase price amounted to Ps 15,054 and Ps 7,267 was assigned to customers relationships intangible asset (the triangular line), while the remaining Ps 7,787 was assigned to goodwill. The resulting goodwill was allocated to the retail segment.

               The following tables summarize the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

                                             FAIR VALUE OF ASSETS ACQUIRED
                                             AND LIABILITIES ASSUMED UNDER
                                             U.S. GAAP FROM COMERCIA AS OF
                                                     APRIL 30, 2006
                                             -----------------------------
TOTAL PURCHASE PRICE, NET OF CASH ACQUIRED             Ps 37,101
                                                       ---------
Assets acquired                                          161,407
Premises and equipment, net                                3,756
Liabilities assumed                                      143,116
                                                       ---------
NET ASSETS ACQUIRED                                    Ps 22,047
                                                       =========
Excess of cost over the fair value of
   acquired net assets                                    15,054
Intangible Asset                                           7,267
                                                       ---------
GOODWILL                                               Ps  7,787
                                                       =========

               Under Colombian GAAP, the Bank consolidated Factoring Bancolombia's earnings since January 1, 2006, as if the acquisition had occurred at the beginning of the year. Accordingly, virtually all of the amounts for pre-acquisition periods in the primary financial statements are different from the amounts that would be presented under U.S. GAAP. In effect, the financial statements presented as the primary financial statements are of a different reporting entity than would be required under U.S. GAAP.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               The following unaudited pro forma information for 2005 and 2006 reflects the consolidated results of operations as if the acquisition of Factoring Bancolombia had occurred at the beginning of each year presented and includes the amortization of intangibles, as appropriate. The unaudited pro forma financial information presented is not necessarily indicative of the results of operations that might have occurred had the transaction been completed at the beginning of the year specified, and does not purport to represent what the consolidated results might be for any future period.

                         2005
                       ---------
U.S. GAAP Net income     896,691
Revenues               3,047,037
Earnings per share      1,728.66

                          2006
                       ---------
U.S. GAAP Net income     940,738
Revenues               2,921,880
Earnings per share      1,617.99

               Bank understands that, in these circumstances, reconciliation of net income and stockholders' equity alone will not produce information content substantially similar to U.S. GAAP with respect to the pre-acquisition periods. However, given the insignificance of Factoring Bancolombia's operations, the Bank decided not to present a columnar reconciliation removing the acquired business. The Bank also believes that the differences are not so pervasive that U.S. GAAP condensed income and cash flow statements are necessary.

               Conavi and Corfinsura acquisition

               On July 30, 2005, Bancolombia acquired 71.18 percent and 95.39 percent of the outstanding common shares of Conavi and Corfinsura respectively. For purposes of U.S. GAAP, the results of Conavi and Corfinsura's operations have been included in the consolidated financial statements since that date.

               Conavi and Corfinsura were leading financial institutions in the Colombian market. Conavi, a bank devoted to raising resources from individuals through savings accounts and to mortgage banking. Conavi was the country's leader in mortgage lending with a market share of 19.3% as of the date of the Conavi/Corfinsura merger, according to the Superintendency of Finance.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               Corfinsura was the largest financial corporation in Colombia as of the date of the Conavi/Corfinsura merger with a market share in net loans of 55.9%, according to the Superintendency of Finance. Known for its expertise in handling large and mid-sized corporate credit and financial services through close customer relationships, Corfinsura also has a highly respected investment bank, as well as a modern and diversified treasury department, focused on strucured products. As of December 31, 2004, Corfinsura's consolidated total asset value amounted to Ps 6,396 billion.

               At the time of the Conavi/Corfinsura merger, Corfinsura (after the spin-off) was the holding company of Banco Corfinsura Internacional Inc., a Bank domiciled in Puerto Rico, as well as other important financial institutions in Colombia, such as Suvalor S.A. Comisionista de Bolsa, Colombia's leading security brokerage firm, Suleasing S.A., one of the two leading leasing companies in the country (together with Leasing Colombia S.A., Bancolombia's Subsidiary) as of the date of the Conavi/Corfinsura merger, which was in turn the holding company of leasing companies domiciled in Panama and Florida, United States; Surenting S.A., the leading fleet renting in Colombia at the time of the Conavi/Corfinsura merger and Fiduciaria Corfinsura S.A., a fiduciary trust company.

               With this Conavi/Corfinsura merger, the Bank has become the most important financial institution in Colombia and one of the largest in Latin America, obtaining significant advantages such as reducing operating costs in the mid term, greater risk diversification by lessening the degree of concentration of such and providing an integrated portfolio of services, among others. Furthermore, overall equity has been extended with this Conavi/Corfinsura merger, allowing in turn for the financing of larger scale projects, contrary to those that each of our individual companies was able to finance in the past.

               The following tables summarize the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Bancolombia is in the process of obtaining third-party valuations of certain intangible assets; thus, the allocation of the purchase price is subject to refinement.

                                             FAIR VALUE OF ASSETS ACQUIRED
                                             AND LIABILITIES ASSUMED UNDER
                                              U.S. GAAP FROM CONAVI AS OF
                                                     JULY 31, 2005
                                             -----------------------------
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
                                                      ===========

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                            FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES
                                                               ASSUMED UNDER U.S. GAAP FROM CORFINSURA
                                                                         AS OF JULY 31, 2005
                                                            ---------------------------------------------
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

               In the acquisition agreement for the Conavi/Corfinsura merger there are no specified contingent payments, options, or commitments.

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

               m.i) Goodwill

               Under U.S. GAAP, from January 1, 2002, the Bank no longer amortizes goodwill, but it is subject to an annual impairment test.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               Under Colombian GAAP, goodwill derived from business combinations effective before October 2006, was amortized over a maximum period of ten years. In business combinations that occurred after October 2006, the resulting goodwill is recorded as a deferred charge and amortized on a monthly basis on the administrative and other expenses account over a term of twenty (20) years, unless the supervised entity voluntarily selects a shorter period of amortization. Annual amortization is determined on an exponential basis. The different business lines is appraised on an annual basis using technical value appraisal methods performed by an expert, whose suitability and independence has been previously rated by the Superintendency of Finance.

               The Bank has performed the required impairment test of each reporting segment's goodwill and concluded that there was no impairment of goodwill. Accordingly, the Bank reversed the amortization of goodwill from Colombian GAAP for the year ended 2006.

               The activity of the goodwill and intangible assets during the years ended December 31, 2004, 2005 and 2006 is as follows:

                                                 2004       2005         2006
                                              ---------   ---------   ---------
GOODWILL U.S. GAAP
Balance at beginning of year                  Ps161,265   Ps161,265   Ps569,748
Additions                                            --     408,483       7,787
                                              ---------   ---------   ---------
Balance at end of year                        Ps161,265   Ps569,748   Ps577,535
                                              =========   =========   =========
Goodwill under Colombian GAAP                    73,388      41,994      34,371
                                              ---------   ---------   ---------
Difference to be recognized under U.S. GAAP   Ps 87,877   Ps527,754   Ps543,164
                                              =========   =========   =========

               Goodwill by segments was as follows:

                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                  2004           2005          2006
                              ------------   ------------   ------------
Commercial Banking             Ps 33,114       Ps253,034      Ps253,034
Retail Banking                   104,441         151,418        159,205
Small Business Banking            23,710          27,784         27,784
Leasing                                           54,238         54,238
Trust                                              2,493          2,493
Offshore Commercial Banking                       31,534         31,534
Brokerage                                         43,722         43,722
Government Banking                                 1,199          1,199
Construction Banking                               4,326          4,326
                               ---------       ---------      ---------
Total Goodwill                 Ps161,265       Ps569,748      Ps577,535
                               =========       =========      =========

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

               m.ii) Intangible Assets

               Conavi and Corfinsura acquisition

               Of the Ps 227,563 of acquired intangible assets, Ps 73,134 was assigned to registered brands that are not subject to amortization and Ps 154,429 was assigned to service asset, asset management and Customers relationships. The acquired intangible assets subject to amortization have a weighted-average useful life of approximately 14 years.

               The following are the descriptions for each intangible asset valued. A detailed breakdown of intangibles values is showed above in the goodwill and intangible assets section:

               CUSTOMER RELATIONSHIPS AND CONTRACTUAL AGREEMENTS

               Customer relationships and contractual agreements intangibles are obtained from the level of repeat clients, remaining with the Bank and providing gains for a specific period of time.

               BRAND

               In November 2006, the Bank and its subsidiaries changed its brands and corporate image, in the interest of establishing itself as a customer-oriented financial group based on an universal banking model. This decision result in the discontinuation of Conavi and Suvalor's brands. These brands composed the brand intangible asset, acquired in the Conavi/Corfinsura merger.

               As a result of the decision presented previously, the fair value of this intangible asset went to zero and consequently, the Bank recognized impairment loss equivalent to the total carrying amount of the brand intangible asset.

               Factoring Bancolombia acquisition

               The excess of purchase price amounted to Ps 15,054 and Ps 7,267 was assigned to customers relationships intangible asset (the triangular line), while the remaining Ps 7,787 was assigned to goodwill. The resulting goodwill was allocated to the retail segment.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

               The activity of the intangible assets during the years ended December 31, 2004, 2005 and 2006 is as follows:

                                  2005       2006
                               ---------   ---------
INTANGIBLE ASSETS
Balance at beginning of year   Ps  1,406   Ps223,080
Additions                        227,563       7,267
Amortization                      (5,889)    (15,114)
Impairment                            --     (73,134)
                               ---------   ---------
Balance at end of year         Ps223,080   Ps142,099
                               =========   =========

               Intangible assets were as follows:

                                   DECEMBER 31, 2005                             DECEMBER 31, 2006
                       ------------------------------------------   ------------------------------------------
                       GROSS CARRYING    ACUMMULATED                GROSS CARRYING    ACUMMULATED
                           AMOUNT       AMORTIZATION   IMPAIRMENT       AMOUNT       AMORTIZATION   IMPAIRMENT
                       --------------   ------------   ----------   --------------   ------------   ----------
Non-Amortizable
   intangible assets      Ps 73,134             --         --          Ps 73,134                     Ps73,134
Amortizable
   intangible assets      Ps155,991        Ps6,045         --          Ps163,258       Ps21,159            --
                          =========        =======        ===          =========       ========      ========

               The following table shows the amortizable intangible assets gross carrying amount, detailed with their respective useful lives:

                                                                  ESTIMATED USEFUL LIFE
                                              DECEMBER 31, 2006          (MONTHS)
                                              -----------------   ---------------------
Service asset                                     Ps  6,206                169
Asset management                                     30,004                125
Loan                                                 77,354                201
Deposits                                             20,027                166
Customer relationship Conavi and Corfinsura          22,400                105
Customer relationship Factoring Bancolombia           7,267                 48
                                                  ---------
TOTAL                                             Ps163,258
                                                  =========

               The Bank has performed the required impairment test of intangible assets, concluding that except for brands, there was no impairment in the remaining intangible assets.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

               m.iii) Fair value of assets and liabilities acquired

               The condensed balance sheet allocate the fair value adjustments to each of the respective assets and liabilities.

               The following is a detail of the adjustments to the Stockholders' Equity related to Conavi and Corfinsura and Factoring Bancolombia business combination:

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

O) FOREIGN CURRENCY TRANSLATION ADJUSTMENT

               For Colombian GAAP purposes, the translation adjustments resulting in the conversion of foreign currency statements was included in the determination of net income.

               Under U.S. GAAP, according to SFAS No. 52 and SFAS No. 130, the translation adjustments shall be reported as a component of stockholders' equity, in other comprehensive income.

P) MINORITY INTEREST

               The minority interest corresponds to the proportional adjustments to the shareholders equity and net income originated by the subsidiaries where the Bank holds less than 100% of participation.


Q) DISCONTINUED OPERATIONS

               In 2005, the Bank sold its business Abocol. On November 22, 2005, the Bank entered into a preliminary agreement with Incorbank Banqueros de Inversion, Inversiones en Logistica y Seguridad de Transporte Ltda. Inverloset, Equity Investment S.A, Rodriguez Azuero Asociados S.A. and other individuals to begin negotiations relating to a proposed purchase agreement, by which the Bank would sell all of the Almacenar S.A. shares it holds directly (94.33%) and through Colcorp S.A. (3.92%). On June 28, 2006, 3001 S.A. was wound up. These businesses qualify as discontinued operations under U.S. GAAP. The results of the discontinued operations under U.S. GAAP were as follows:

                                      2004        2005         2006
                                    --------   ----------   --------
Profit (losses) from discontinued
   operations before income taxes   Ps17,784
                                               Ps  (6,281)  Ps(2,499)
Income taxes                           2,919       (6,949)    (5,346)
                                    --------   ----------   --------
Profit (losses) from discontinued
   operations                       Ps20,703   Ps(13,230)   Ps(7,845)
                                    ========   ==========   ========

R) GUARANTEES

               In order to meet the needs of its customers, the Bank issues financial standby letters of credit and bank guarantees. At December 31, 2005 and 2006, outstanding letters of credit and bank guarantees issued by the Bank totaled Ps 838,675 and Ps 1,833,366, respectively.

               The table below summarizes, at December 31, 2005 and 2006, all of the Bank's guarantees where the Bank is the guarantor. The maximum potential amount of future payments

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

                                                                                                      MAXIMUM POTENTIAL
                                                                               TOTAL AMOUNT            AMOUNT OF FUTURE
                        EXPIRE WITHIN ONE YEAR   EXPIRE AFTER ONE YEAR         OUTSTANDING                 PAYMENTS
                       -----------------------   ---------------------   -----------------------   -----------------------
                          2005         2006         2005        2006        2005         2006         2005         2006
                       ---------   -----------   ---------   ---------   ---------   -----------   ---------   -----------
Financial standby      Ps474,159   Ps  702,834   Ps 19,061   Ps350,767   Ps493,220   Ps1,053,601   Ps493,220   Ps1,053,601
   letters of credit
Bank guarantees          122,280       550,137     223,175     229,628     345,455       779,765     345,455       779,765
                       ---------   -----------   ---------   ---------   ---------   -----------   ---------   -----------
   TOTAL               Ps596,439   Ps1,252,971   Ps242,236   Ps580,395   Ps838,675   Ps1,833,366   Ps838,675   Ps1,833,366
                       =========   ===========   =========   =========   =========   ===========   =========   ===========

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

               Under U.S. GAAP the amount of the liability recorded by the bank for guarantees is Ps 3,571. Under Colombian GAAP this amount is recorded as commissions in the statement of operations.

S) ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

               As required by U.S. GAAP, the estimated fair value of the Bank's financial instruments, their carrying values and the major assumptions and methodologies used to estimate fair values at December 31, 2005 and 2006 are presented hereunder. The fair value of a financial instrument is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

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

                                        DECEMBER 31, 2005             DECEMBER 31, 2006
                                  ----------------------------   ---------------------------
                                    COLOMBIAN                      COLOMBIAN
                                       GAAP         ESTIMATED         GAAP        ESTIMATED
                                      AMOUNT       FAIR VALUE        AMOUNT      FAIR VALUE
                                  ------------   -------------   ------------   ------------
FINANCIAL ASSETS
   Cash and cash equivalents      Ps 1,730,022   Ps  1,730,022   Ps 2,006,366   Ps 2,006,366
   Investment securities             8,459,703       8,358,209      5,677,761      5,535,494
   Loans and accrued interest
      receivable on loans, net      18,118,636      17,965,219     24,066,681     24,427,082
   Customers' acceptances               62,986          62,986         64,030         64,030
   Derivatives                          70,444          91,428        102,365        102,210
FINANCIAL LIABILITIES:
   Deposits                       Ps18,491,798    Ps18,611,860   Ps23,337,874   Ps23,315,577
   Overnight funds                   1,331,109       1,331,109      1,009,098      1,009,098
   Bank acceptances outstanding         63,126          63,126         64,030         64,030
   Interbank borrowings              1,720,240       1,720,240      1,079,741      1,079,741
   Borrowings from domestic
      development banks              2,237,708       2,237,708      2,467,639      2,467,639
   Long term debt                    1,664,739       1,725,444      1,313,782      1,334,032
                                  ============   =============   ============   ============

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

     Loans

               The Bank has estimated the fair value of the loan portfolio using one of three methods depending of the type of loan being analyzed. The estimated fair value of the homogeneous loan portfolio, including consumer, mortgage and small business loans, has been determined based upon

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

various statistical analyses. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, and with analysis that reflect current trends and conditions. The estimated fair value of loans with collateral has been calculated using the realizable value of collateral.

     Derivatives

               The Bank's derivatives are recorded at fair value on a daily basis by class of instrument (as described below) as prescribed in the rules issued by the Superintendency of Finance:

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

     Long term debt

               Long-term debt are bonds issued by the Bank, Leasing Bancolombia S.A. (before Leasing Colombia S.A.), Fundicom S.A., Renting Colombia (before Surenting S.A.) and

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

Sufinanciamiento S.A.

               The fair value of bonds issued by the Bank, Leasing Bancolombia S.A. and Renting Colombia S.A. were estimated using quoted market prices. Bonds issued by Fundicom S.A. and Sufinanciamiento S.A. are non marketable, and therefore the carrying amounts were used to approximate fair value.

T) PAID-IN-CAPITAL

               In accordance with Colombian GAAP, paid-in capital in excess of par value of shares issued is credited to a legal reserve. Under U.S. GAAP, capital in excess of par value is credited to paid-in capital.

U) EARNINGS PER SHARE

               Under Colombian GAAP, earnings per share ("EPS") are calculated by dividing net income by the weighted average of both common and preference shares outstanding for each period presented.

               U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as well as a reconciliation of the basic EPS calculation with the diluted EPS calculation. Basic EPS is calculated by dividing net income available to common stockholders by the weighted average of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2004, 2005 and 2006, the Bank had a simple capital structure. Therefore, there was no difference between basic or diluted EPS for these years.

               The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2004, 2005 and 2006 (in millions of pesos, except per share data):

                                                                           2004         2005         2006
                                                                        ----------   ----------   ----------
U.S. GAAP consolidated net income                                       Ps 642,126   Ps 891,121   Ps 941,183
Less preferred share dividends                                              67,092      110,806      116,041
                                                                        ----------   ----------   ----------
Income attributable to common stockholders                                 575,034      780,315      825,142
                                                                        ==========   ==========   ==========
Income from continuing operations attributable to common shareholders
                                                                           554,331      793,545      832,987
Income (loss) from operations and disposal of discontinued operations       20,703      (13,230)      (7,845)
                                                                        ----------   ----------   ----------
Income attributable to common shareholders                                 575,034      780,315      825,142
Weighted average number of common shares
   outstanding used in basic EPS calculation (in millions)                     398          455          510

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

                                                                           2004         2005         2006
                                                                        ----------   ----------   ----------
Basic and Diluted earnings per share (U.S. GAAP):
Income from continuing operations                                         1,392.79     1,744.05     1,634.25
Income (loss) from operations and disposal of discontinued operations
                                                                             52.02       (29.08)      (15.39)
                                                                        ----------   ----------   ----------
Income attributable to common shareholders                              Ps1,444.81   Ps1,714.97   Ps1,618.86
                                                                        ==========   ==========   ==========

V) SEGMENTS DISCLOSURE

               Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the finance vice president (the chief operating decision maker) in deciding how to allocate resources and assessing performance.

               The Bank has strategically organized its operations into twelve major business segments based on its market segmentation, customer's needs and trading partners. Additionally, the Bank manages and measures the performance of its operations through these business segments using an internal profitability reporting system.

               The Bank does not have any individual external customer which represents 10% or more of the enterprise's revenues.

               The following presents information on reported operating segment profit or loss, and segment assets:

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                      2004

                                                                                 Governmental
                                                                       Small         And
                                           Retail     Commercial     Business   Institutional                 Corporate
                                          Banking       Banking      Banking       Banking       Treasury   Headquarters
                                        -----------  ------------  -----------  -------------  -----------  ------------
Revenues from external customers        Ps  226,318  Ps   33,013   Ps   34,582    Ps 20,277    Ps       --   Ps    5,661
Revenues and expenses from
   transactions with other operating
   segments of the same enterprise           48,585       27,669        36,438       24,402             --      (104,324)
Interest income                             597,066      208,387       200,207       43,857        471,270        41,192
Interest expense                            138,503       29,896        20,877       81,164        152,702        (8,665)
Net interest revenue                        458,563      178,491       179,330      (37,307)       318,568        49,857
Depreciation and amortization expense            --           --            --           --             --        41,584
Provision for loan losses                    51,614        3,265         4,358         (326)         4,028       (28,444)
Administrative and other expense            371,517       46,997        46,078       28,622          6,915       201,930
Income tax expense or benefit                    --           --            --           --             --       200,967
Other income or expense, net                 (1,121)        (528)           --           --             --       (42,172)
Segment profit before distribution of
   income (expense) for treasury funds      309,214      188,383       199,914      (20,924)       307,625      (507,015)
Distribution of income (expense) for
   treasury funds(1)                         56,937      (46,341)      (74,825)      99,032        (18,449)      (16,354)
                                        -----------  -----------   -----------    ---------    -----------   -----------
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


                                          Offshore
                                         Commercial                                                   All other
                                           Banking     Trust     Leasing    Brokerage  Manufacturing   Segments      Total
                                        -----------  --------  -----------  ---------  -------------  ---------  ------------
Revenues from external customers        Ps    7,234  Ps49,178  Ps   88,265   Ps 7,842    Ps 42,285    Ps 90,355  Ps   605,010
Revenues and expenses from
   transactions with other operating
   segments of the same enterprise            4,063       817         (582)       196       10,720        8,382        56,366
Interest income                             172,103     6,412       21,918      8,894          444       16,195     1,787,945
Interest expense                             47,919         2       88,676      2,923       11,191       11,332       576,520
Net interest revenue                        124,184     6,410      (66,758)     5,971      (10,747)       4,863     1,211,425
Depreciation and amortization expense           357     1,085        4,462        469          958        3,818        52,733
Provision for loan losses                    36,046     1,165       20,293        148        1,735        2,504        96,386
Administrative and other expense              8,262    26,112       18,951     11,123       28,645       56,299       851,451
Income tax expense or benefit                    --    10,355       10,278      3,980        4,344        8,886       238,810
Other income or expense, net                 19,304     1,275       15,721      8,250         (650)       1,544         1,623
Segment profit before distribution of
   income (expense) for treasury funds      110,120    18,963      (17,338)     6,539        5,926       33,637       635,044
Distribution of income (expense) for
   treasury funds(1)                             --        --           --         --           --           --            --
                                        -----------  --------  -----------  ---------    ---------    ---------  ------------
Segment profit                          Ps  110,120  Ps18,963  Ps  (17,338)  Ps 6,539    Ps  5,926    Ps 33,637  Ps   635,044
                                        ===========  ========  ===========  =========    =========    =========  ============
Segments assets                         Ps3,463,813  Ps91,306  Ps1,003,995   Ps24,389    Ps247,032    Ps560,357  Ps19,746,508
                                        ===========  ========  ===========  =========    =========    =========  ============

----------
(1) These costs are calculated based on the funds that segments use or provide and do not have an impact in the final result.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                        2005
                                         ------------------------------------------------------------------
                                                                                              Governmental
                                                                      SMALL                        AND
                                           RETAIL      COMMERCIAL    BUSINESS   CONSTRUCTION  INSTITUTIONAL
                                           Banking      Banking      Banking     Banking(2)      Banking
                                         -----------  -----------  -----------  ------------  -------------
Revenues from external customers         Ps  474,916  Ps   32,652  Ps   50,724    Ps  1,104     Ps 15,092

Revenues and expenses from transactions
   with other operating segments of the
   same enterprise                            76,998      145,022      161,358        3,118        27,850

Interest income                            1,059,092      379,434      375,839       40,244        82,570

Interest expense                             245,978       87,318      127,094        1,642        38,579

Net interest revenue                         813,114      292,116      248,745       38,602        43,991

Depreciation and amortization expense             --           --           --           --            --

Provision for loan losses                     77,229        3,497       13,338        1,774         1,913

Administrative and other expense             697,565       76,472       85,086        4,763        36,397

Income tax expense or benefit                     --           --           --           --            --

Other income or expense, net                     193            5            5           --            --

Segment profit before distribution of
   income (expense) for treasury funds       590,427      389,826      362,408       36,287        48,623

Distribution of income (expense) for
   treasury funds(1)                         102,443      (84,480)     (87,934)     (20,556)       17,486
                                         -----------  -----------  -----------    ---------     ---------
Segment profit                           Ps  692,870  Ps  305,346  Ps  274,474    Ps 15,731     Ps 66,109
                                         ===========  ===========  ===========    =========     =========
Segments assets                          Ps7,710,861  Ps3,757,603  Ps3,730,214    Ps328,150     Ps825,460
                                         ===========  ===========  ===========    =========     =========


                                                                     Offshore
                                                       CORPORATE    COMMERCIAL
                                           Treasury   Headquarters    Banking      Trust      Leasing
                                         -----------  ------------  -----------  ---------  -----------
Revenues from external customers         Ps       --  Ps    19,572  Ps   12,618  Ps 58,431  Ps  308,027

Revenues and expenses from transactions
   with other operating segments of the
   same enterprise                                --      (414,894)      10,604        753        6,654

Interest income                              828,418        (3,320)     178,409      9,902       67,845

Interest expense                             358,932        33,110       75,422         --      210,411

Net interest revenue                         469,486       (36,430)     102,987      9,902     (142,566)

Depreciation and amortization expense             --         2,103          706      1,280       11,871

Provision for loan losses                     27,560        16,176       28,538        850       19,459

Administrative and other expense              10,895       418,951        8,952     30,427       57,950

Income tax expense or benefit                     --       202,362           --     13,351       32,389

Other income or expense, net                      --       (34,392)      12,346        904        6,546

Segment profit before distribution of
   income (expense) for treasury funds       431,031    (1,105,736)     100,359     24,082       56,992

Distribution of income (expense) for
   treasury funds(1)                          73,041            --           --         --           --
                                         -----------  ------------  -----------  ---------  -----------
Segment profit                           Ps  504,072  Ps(1,105,736) Ps  100,359  Ps 24,082  Ps   56,992
                                         ===========  ============  ===========  =========  ===========
Segments assets                          Ps7,375,750  Ps   997,949  Ps4,166,424  Ps129,858  Ps3,452,069
                                         ===========  ============  ===========  =========  ===========



                                                                      ALL OTHER
                                         Brokerage(3)  Manufacturing   Segments      Total
                                         ------------  -------------  ---------  ------------
Revenues from external customers          Ps  67,346      Ps 3,461    Ps 83,161  Ps 1,127,104

Revenues and expenses from transactions
   with other operating segments of the
   same enterprise                            (2,547)         (707)      22,823        37,032

Interest income                               59,488           129       25,460     3,103,510

Interest expense                              29,204           362       14,579     1,222,631

Net interest revenue                          30,284          (233)      10,881     1,880,879

Depreciation and amortization expense          1,254           441       12,998        30,653

Provision for loan losses                         11            12        1,765       192,122

Administrative and other expense              56,345         2,532       83,413     1,569,748

Income tax expense or benefit                 19,047           622        9,742       277,513

Other income or expense, net                  14,313           704        8,310         8,934

Segment profit before distribution of
   income (expense) for treasury funds        32,739          (382)      17,257       983,913

Distribution of income (expense) for
   treasury funds(1)                              --            --           --            --
                                          ----------      --------    ---------  ------------
Segment profit                            Ps  32,739      Ps  (382)   Ps 17,257  Ps   983,913
                                          ==========      ========    =========  ============
Segments assets                           Ps 421,797      Ps87,888    Ps538,059  Ps33,522,082
                                          ==========      ========    =========  ============

(1) These costs are calculated based on the funds that segments use or provide. Those do not have an impact in the final result.

(2) This segment was incorporated from Conavi as a result of the Conavi/Corfinsira merger and targets the building construction industry.

(3) In the Annual Reports of 2004, brokerage was not considered by the management as an individual operating segment, it was included in all other segments of the segments disclosure. For year 2005 and with the introduction of Suvalor (now Valores Bancolombia) as a result of the Conavi/Corfinsura merger, brokerage become in an operating segment susceptible to evaluation by the management. For comparability effects it was necessary to break out the segment brokerage for year 2004.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           (Stated in millions of pesos and thousands of U.S. dollars)

                                                                 2006
                                         ---------------------------------------------------

                                                                      Small
                                            Retail     Commercial    Business   Construction
                                           Banking      Banking      Banking     Banking(2)
                                         -----------  -----------  -----------  ------------
Revenues from external customers         Ps  428,531  Ps  134,992  Ps  117,282   Ps  2,341

Revenues and expenses from transactions
   with other operating segments of the
   same enterprise                            69,727      297,645       92,006       2,967

Interest income                              820,398      756,876      387,043      65,823

Interest expense                             196,432       66,929       51,395       1,722

Net interest revenue                         623,966      689,947      335,648      64,101

Depreciation and amortization expense         59,151       14,848       16,898         906

Provision for loan losses                     86,327       (7,179)      37,829       1,456

Administrative and other expense             662,166      140,453      186,052       9,976

Income tax expense or benefit                 19,275       25,807       18,319       3,041

Other income or expense, net                    (791)    (116,209)         223       2,090

Segment profit before distribution of
   income (expense) for treasury funds       294,514      832,446      286,061      56,120

Distribution of income (expense) for
   treasury funds(1)                          74,518     (304,177)     (44,607)    (28,346)
                                         -----------  -----------  -----------   ---------
Segment profit                           Ps  369,032  Ps  528,269  Ps  241,454   Ps 27,774
                                         ===========  ===========  ===========   =========
Segments assets                          Ps6,782,548  Ps8,852,141  Ps3,137,485   Ps685,334
                                         ===========  ===========  ===========   =========

                                                                        2006
                                         -----------------------------------------------------------------
                                          Governmental
                                             And                                      Offshore
                                         Institutional                  Corporate    Commercial
                                            Banking       Treasury    Headquarters    Banking      Trust
                                         -------------  -----------   ------------  -----------  ---------
Revenues from external customers          Ps   36,377            --   Ps   (1,012)  Ps      130  Ps 64,550

Revenues and expenses from transactions
   with other operating segments of the
   same enterprise                             54,498            --      (455,981)       12,493      1,112

Interest income                               172,830       400,053         7,462       495,222      4,419

Interest expense                              289,709       246,058        71,400       123,286         --

Net interest revenue                         (116,879)      153,995       (63,938)      371,936      4,419

Depreciation and amortization expense           6,699         4,867         3,433           988        808

Provision for loan losses                     (37,106)      (30,134)       80,446        13,316        533

Administrative and other expense               73,754        53,590       338,938         9,099     32,917

Income tax expense or benefit                  20,403        12,839         4,978            --     13,127

Other income or expense, net                       --            --        53,605      (223,056)     4,833

Segment profit before distribution of
   income (expense) for treasury funds        (89,754)      112,833      (895,121)      138,100     27,529

Distribution of income (expense) for
   treasury funds(1)                          310,701        (8,089)           --            --         --
                                          -----------   -----------   -----------   -----------  ---------
Segment profit                            Ps  220,947   Ps  104,744   Ps (895,121)  Ps  138,100  Ps 27,529
                                          ===========   ===========   ===========   ===========  =========
Segments assets                           Ps2,228,962   Ps3,090,780   Ps3,667,365   Ps4,216,594  Ps140,376
                                          ===========   ===========   ===========   ===========  =========

                                                                      2006
                                         --------------------------------------------------------------


                                                                                All other
                                           Leasing    Brokerage  Manufacturing   Segments      Total
                                         -----------  ---------  -------------  ---------  ------------
Revenues from external customers         Ps   38,515  Ps 71,066    Ps 2,999     Ps 82,755  Ps   978,526

Revenues and expenses from transactions
   with other operating segments of the
   same enterprise                            12,691       (850)       (705)       73,500       159,103

Interest income                              437,977     62,454         217         6,629     3,617,403

Interest expense                             254,752     36,920         549        13,054     1,352,206

Net interest revenue                         183,225     25,534        (332)       (6,425)    2,265,197

Depreciation and amortization expense         10,237        946         217        13,919       133,917

Provision for loan losses                     51,741      3,862          43         1,638       202,772

Administrative and other expense              68,689     62,311       2,284        99,267     1,739,496

Income tax expense or benefit                 36,475      8,726         222        11,666       174,878

Other income or expense, net                  12,138      3,276      (1,699)       22,459      (243,131)

Segment profit before distribution of
   income (expense) for treasury funds        79,427     23,181      (2,503)       45,799       908,632

Distribution of income (expense) for
   treasury funds(1)                              --         --          --            --            --
                                         -----------  ---------    --------     ---------  ------------
Segment profit                           Ps   79,427  Ps 23,181    Ps(2,503)    Ps 45,799  Ps   908,632
                                         ===========  =========    ========     =========  ============
Segments assets                          Ps4,528,718  Ps295,329    Ps20,506     Ps609,892  Ps38,256,030
                                         ===========  =========    ========     =========  ============

(1) These costs are calculated based on the funds that segments use or provide. Those do not have an impact in the final result.

(2) This segment was incorporated from Conavi as a result of the Conavi/Corfinsura merger and it targets the building construction industry.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

               The following is a reconciliation of reportable segment's revenues, profit or loss and assets, to the Banks' consolidated totals:

                                                  2004           2005           2006
                                              ------------   ------------   -------------
REVENUES
Revenues for reportable segments(1)           Ps 2,499,321   Ps 4,267,646   Ps  4,755,032
Non-operating income(2)                            (24,679)       (20,166)       (372,237)
Elimination of intersegment revenues               (56,366)       (37,032)       (159,103)
                                              ------------   ------------   -------------
   Total Revenues for reportable segments(3)  Ps 2,418,276   Ps 4,210,448   Ps  4,223,692
                                              ============   ============   =============
PROFIT OR LOSS
   Segment Profit                                  635,044        983,913         908,632
Elimination of inter-segment profits               (56,366)       (37,032)       (159,103)
                                              ------------   ------------   -------------
 NET INCOME                                   Ps   578,678   Ps   946,881   Ps    749,529
                                              ============   ============   =============
ASSETS
   Segment Assets                               19,746,508     33,522,082      38,256,030
Elimination of inter-segment assets             (2,267,379)    (2,718,565)     (3,767,334)
                                              ------------   ------------   -------------
   CONSOLIDATED TOTAL                         Ps17,479,129   Ps30,803,517   Ps 34,488,696
                                              ============   ============   =============

----------
(1) Total revenues for reportable segments include Revenues from external customers, Revenues and expenses from transaction with other operating segments of the same enterprise and interest income.
(2) Non-operating income represent other income classified as revenues for segment reporting purposes.
(3) Total revenues for reportable segments include interest, fees, other services and other operating income.

               The following summarizes the Bank's revenues and long-lived assets attributable to Colombia and other foreign countries:

                                                    2005                          2006
                                        ----------------------------   ----------------------------
                                                           LONG                           LONG
GEOGRAPHIC INFORMATION                    REVENUES    LIVED - ASSETS     REVENUES    LIVED - ASSETS
                                        -----------   --------------   ----------------------------
Republic of Colombia                    Ps3,990,600      Ps734,419     Ps3,801,365      Ps878,917
Republic of Panama and Cayman Islands       202,018         29,810         512,629         12,285
Puerto Rico                                  42,897            131          37,171            141
USA                                          11,965            326          31,630            928
                                        -----------      ---------     -----------      ---------
   Total                                  4,247,480        764,686       4,382,795        892,271
   Eliminations                             (37,032)         7,144        (159,103)           (13)
                                        -----------      ---------     -----------      ---------
   TOTAL, NET                           Ps4,210,448      Ps771,830     Ps4,223,692      Ps892,258
                                        ===========      =========     ===========      =========

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

               COMMERCIAL BANKING: The Commercial Banking Segment provides commercial banking products and services to all sectors of the economy. Corporate customers are segmented by their economic activity and by their size. This segmentation assures adequate support and adequate pricing according to their risk level.

               SMALL BUSINESS BANKING: This segment includes legal entities with annual sales of from Ps 250 to Ps 10,000, as well as individuals who work independently in the retail, cattle-raising and agricultural sectors, among others. In 2005, the structure of this segment changed aiming to enhance competitiveness in the SMEs banking market and the corporate banking market.

               CONSTRUCTION BANKING: The Construction Banking segment provides services to the professional building construction industry. Construction customers are segmented by the number of construction projects they own.

               GOVERNMENTAL AND INSTITUTIONAL BANKING: This segment provides services to institutional customers subject to the supervision of the Superintendency of Finance the Superintendency of Health or the Superintendency of Family Subsidy, as well as electric and financial corporations. The governmental customers include public sector entities.

               TREASURY: The Bank's Treasury Division is responsible for the management of the Bank's treasury products, its proprietary liquidity, and its foreign exchange and securities positions. Additionally the Bank realized operations of treasury with its customers.

               OFFSHORE COMMERCIAL BANKING: Bancolombia Panama S.A. and Bancolombia Cayman, located in Panama and the Cayman Islands, respectively, and Bancolombia Puerto Rico Internacional, Inc located in Puerto Rico provide a complete line of banking services mainly to Colombian customers. These include loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments and PC Banking. Through these Subsidiaries, the Bank also offers to its high net worth customers and private banking customers investment opportunities in U.S. Dollars, savings accounts and checking accounts, Time Deposits, and investment funds.

               TRUST: The Bank offers, through its Subsidiary Fiduciaria Bancolombia S.A., five mutual funds and one voluntary retirement fund, all of which are designed to provide customers with the opportunity to diversify their investments.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

               As of December 31, 2006, the Bank had Ps 2,603,347 in total assets under management, decreasing 9.56% from Ps 2,878,543 in 2005, due to a period of exceptional volatility which lasted from April 2006 to June 2006 and negatively affected all funds valuation in the domestic market. Despite the Ps 275,196 decrease, the funds managed by the fiduciary increased their market share 219 basic points.

               LEASING: Leasing Bancolombia S.A. and its financial subsidiaries (Suleasing Internacional S.A., Suleasing International USA, Inc. and Suleasing Internacional do Brasil Locacao de Bens S.A.), Renting Colombia S.A. and Sufinanciamiento S.A., as the Bank's Subsidiaries specialized in lease activities, offer financial and operational leases. The main areas that require lease financing are infrastructure, import of goods, international leases, real estate, vehicles for executives, leasing for suppliers, and cattle raising. Leasing Bancolombia provides leased assets, usually involving equipment, for a fixed term that is shorter than the assets useful life. Once the corresponding term ends, the customer has the option of acquiring the assets for their commercial value. Renting Colombia S.A., a non-financial subsidiary of Leasing Bancolombia, offers broad solutions for large companies' transport and vehicle needs. Renting Colombia provides vehicle renting services and fleet management services for individuals and entities.

               BROKERAGE: As of December 31, 2006, Valores Bancolombia S.A registered an accumulated income of approximately Ps 121,340. It also ranked as one of the top firms of the sector on an accumulated net profits basis, registering a total of approximately Ps 18,980.

               Valores Bancolombia offers its customers investment alternatives both in the Colombian and in the international markets.

               In the domestic market, customers may access through Valores Bancolombia investments in fixed income securities, equity securities and a wide range of mutual funds, including a series of Renta Valores Bancolombia investment funds (with different risk levels, minimum investment terms and portfolio composition) and the Opcion Colombia and Capital investment funds, which are distributed through Valores Bancolombia's own sales force as well as through the Bank's banking network.

               MANUFACTURING: The manufacturing segment of the Bank provides a wide range of products to individuals and companies such as: metal parts in gray and ductile iron, both wrought and finished, such as brake systems for passenger automobiles and trucks, accessories for aqueducts and agriculture machinery.

               ALL OTHER SEGMENTS: Provide the following products and services:

     - Almacenar S.A., a Subsidiary of the Bank, provides warehouse and logistics services;

     - Banca de Inversion S.A., a Subsidiary of the Bank, specializes in providing investment banking services to a variety of the Bank's customers.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

     W) RECENT U.S. GAAP PRONOUNCEMENTS

               In February 2006, the FASB issued Statement No. 155 ("SFAS 155") "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140". SFAS 155 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and resolves issues addressed in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets" as follows:

                    - Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

                    - Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

                    - Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

                    - Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

                    - Amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

               SFAS 155 is effective for all financial instruments acquired or issued after the first fiscal year beginning after September 15, 2006.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

               In March 2006, the FASB issued Statement No. 156 ("SFAS 156") "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140". SFAS 156 amends SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognised servicing assets and servicing liabilities. SFAS 156 requires a company to recognise a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract principally in a transfer of the servicer's financial assets that either meets the requirements for sale accounting, or is to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS 156 requires all separately recognised servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits a company to choose to subsequently measure each class of separately recognised servicing assets and servicing liabilities using either a specified amortisation method or a specified fair value measurement method. At its initial adoption, SFAS 156 permits a one-time reclassification of available-for-sale securities to trading securities by companies with recognised servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the company's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. SFAS 156 is applicable to all transactions entered into in fiscal years that begin after September 15, 2006. The Bank is currently evaluating the impact that SFAS 156 will have on BC's Financial Statements.

               In September 2006, the FASB issued Statement No. 157 ("SFAS 157") "Fair Value Measurement". SFAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS 157 also emphasises that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS 157 fair value measurements are disclosed by level within that hierarchy. While the Statement does not add any new fair value measurements, it may change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Bank is currently evaluating the impact of SFAS 157 on the Company's financial position and results of operations.

               In February 2007, the FASB issued Statement No. 159 ("SFAS 159") "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159 creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings as these changes occur. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Bank is currently analyzing the effect that SFAS 159 will have on BC's U.S.GAAP disclosures.

                        BANCOLOMBIA S.A. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
          (Stated in millions of pesos and thousands of U.S. dollars)

               In July 2006, the FASB issued interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No.109". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

               The evaluation of a tax position in accordance with this interpretation is a two-step process. The first step is recognition: the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognise in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realised upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognised in the financial statements will generally result in one of the following: (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable; (b) a reduction in a deferred tax asset or an increase in a deferred tax liability; or both (a) and (b).

               Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognised in the first subsequent financial reporting period in which that threshold is met. Previously recognised tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognised in the first subsequent financial reporting period in which that threshold is no longer met. This interpretation is effective from January 1, 2007 for the Bank. We are currently evaluating the impact of the requirements of FIN 48 on our financial position and results of operations.