Form 20-F
period 2007-12-31
BANCOLOMBIA SA
filed 2008-07-08
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 8, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-32535
BANCOLOMBIA S.A.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Republic of Colombia
(Jurisdiction of incorporation or organization)
Calle 50 No. 51-66
Medellin, Colombia
(Address of principal executive offices)
Juan Esteban Toro Valencia, Investor Relations Manager
Calle 50 No. 51 – 66, Medellín, Colombia
Tel. +574 510 8866, Fax. + 574 510 8871, e-mail: juatoro@bancolombia.com
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Preferred Shares	New York Stock Exchange*

*
Bancolombia’s preferred shares are not listed for trading directly, but only in connection with its American Depositary Shares, which are evidenced by American Depositary Receipts, each representing 4 preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not applicable
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	509,704,584
Preferred Shares	278,122,419
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑      No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934
Yes ☐      No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑      No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ☑
If “Other” has been checked in response to the previous question indicate by check mark which financial statemen item the registrant has elected to follow
Item 17 ☐      Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐      No ☑

CERTAIN DEFINED TERMS
Unless otherwise specified or if the context so requires, in this annual report:
References to the “Annual Report” refer to this annual report on Form 20-F.
References to “Bancolombia”, “BC”, the “Bank”, “us” or “we” refer to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, which may also act under the name of Banco de Colombia S.A., including its Subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.
References to “Banagrícola” refer to a company incorporated in Panamá and authorized to operate as a bank holding company under the laws of the Republic of El Salvador, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.
References to “Banco Agrícola” refer to Banco Agrícola S.A., a banking institution organized under the laws of the Republic of El Salvador, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.
References to “Conavi” refer to Conavi Banco Comercial y de Ahorros S.A. as it existed immediately before the Conavi/Corfinsura merger (as defined below).
References to “Corfinsura” refer to Corporacion Financiera Nacional y Suramericana S.A., as it existed immediately before the Conavi/Corfinsura merger, taking into account the effects of its spin-off of a portion of its investment portfolio effective July 29, 2005.
References to the “Conavi/Corfinsura merger” refer to the merger of Conavi and Corfinsura with and into Bancolombia S.A., with Bancolombia S.A. as the surviving entity, which took effect on July 30, 2005 pursuant to a Merger Agreement dated February 28, 2005.
References to “peso”, “pesos” or “Ps” refer to the lawful currency of Colombia.
References to “SMMLV” refer to Salario Mínimo Mensual Legal Vigente, the effective legal minimum monthly salary in Colombia.
References to “Subsidiaries” refer to subsidiaries of Bancolombia S.A. in which Bancolombia S.A. holds, directly or indirectly, 50% or more of the outstanding voting shares.
 i

References to Representative Market Rate refer to Tasa Representativa del Mercado, the U.S. dollar representative market rate, certified by the Superintendency of Finance. The Representative Market Rate is an economic indicator of the daily exchange rate on the Colombian market spot of currencies. It corresponds to the arithmetical weighted average of the rates of purchase and sale of currencies of interbank transactions of the authorized intermediaries.
The term “billion” means one thousand million (1,000,000,000).
The term “trillion” means one million million (1,000,000,000,000).
References to “billing” or “billings” refer to credit card balances.
References to “Central Bank” refer to the Central Bank of Colombia.
References to “Colombia” refer to the Republic of Colombia.
References to “SFC” or “Superintendency of Finance” refer to the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia).
References to “U.S.” or “United States” refer to the United States of America.
References to “U.S. dollar”, “U.S. dollars”, and “US$” refer to the lawful currency of the United States.
References to “UVR” refer to Unidades de Valor Real, a Colombian inflation-adjusted monetary index calculated by the board of directors of the Central Bank and generally used for pricing home-mortgage loans.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Accounting Principles
The accounting practices and the preparation of the Bank’s consolidated financial statements follow the special regulations of the Superintendencia Financiera de Colombia (the “Superintendency of Finance”), or, in the absence of such regulations, generally accepted accounting principles in Colombia (“Colombian GAAP”). Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 31 to the Bank’s audited consolidated financial statements included in this Annual Report provides a description of the principal differences between Colombian GAAP and U.S. GAAP as they relate to the Bank’s audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and dates indicated herein. References to Colombian GAAP in this Annual Report are to Colombian GAAP as supplemented by the applicable rules of the Superintendency of Finance.
For consolidation purposes under Colombian GAAP, financial statements of the Bank and its Subsidiaries must be prepared under uniform accounting policies. In order to comply with this requirement, financial statements of foreign Subsidiaries were adjusted as required by Colombian regulations with regard to investments, loans and leased assets.
For 2007, the Bank’s consolidated financial statements include companies in which it holds, directly or indirectly, 50% or more of outstanding voting shares. The consolidated financial statements of the Bank’s subsidiary Bancolombia Panamá S.A. (“Bancolombia Panamá”) includes the following companies: Bancolombia Cayman S.A., Sistema de Inversiones y Negocios S.A., Sinesa Holding Company Limited, Future Net S.A., Suleasing International, USA, Inc., Suleasing Internacional do Brasil Locaçao de Bens S.A. and Banagrícola S.A. (which in turn consolidates Banco Agrícola Panamá S.A, Inversiones Financieras Banco Agrícola S.A., Banco Agrícola S.A., Arrendadora Financiera S.A., Credibac S.A. de C.V., Bursabac S.A. de C.V., AFP Crecer S.A., Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A.). The consolidated financial statements of the Bank’s subsidiary Banca Inversión Bancolombia S.A. Corporacion Financiera (“Banca Inversión Bancolombia”), includes the following companies: Inmobiliaria Bancol S.A., Valores Simesa S.A., Inversiones Valsimesa S.A., Fundicom S.A., Inversiones CFNS Ltda. and Todo Uno Colombia S.A. The consolidated financial statements of the Bank’s subsidiary Leasing Bancolombia S.A. Compañía de Financiamiento Comercial (“Leasing Bancolombia”), include the following companies: Renting Colombia S.A. (which in turn consolidates Renting Perú S.A.C. and Tempo Rent a Car S.A.). The consolidated financial statements of the Bank’s subsidiary Valores Bancolombia S.A. Comisionista de Bolsa (“Valores Bancolombia”) includes Suvalor Panamá S.A.
Currencies
The Bank maintains accounting records in Colombian pesos. The audited consolidated financial statements of Bancolombia (including its Subsidiaries) for the years ended December 31, 2005, 2006 and 2007 (collectively, including the notes thereto, the “Financial Statements”) contained in this Annual Report are expressed in pesos.
This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of Ps 2,014.76 per US$ 1.00, which corresponds to the Representative Market Rate calculated on December 31, 2007 the last business day of the year. The Representative Market Rate is computed and certified by the Superintendency of Finance, the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including BC). The Superintendency of Finance also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements, and converting amounts in foreign currency to Colombian pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On May 31, 2008, the Representative Market Rate was Ps 1,744.01 per US$ 1.00.

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
Information included on or accessible through BC’s internet site is not part of this Annual Report
This Annual Report refers to certain websites as sources for certain information contained herein. Information contained in or otherwise accessible through these websites is not a part of this Annual Report. All references in this Annual Report to these and other internet sites are inactive textual references to these URLs, or “uniform resource locators”, and are for your informational reference only.
The Bank maintains an internet site at www.grupobancolombia.com. In addition, certain of the Bank’s subsidiaries referred to in this Annual Report maintain separate internet sites. For example, Banco Agrícola maintains an internet site at www.bancoagricola.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains statements which may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but instead represent only the Bank’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside the Bank’s control. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “predict”, “target”, “forecast”, “guideline”, “should”, “project” and similar words and expressions, are intended to identify forward-looking statements. It is possible that the Bank’s actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.
Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank’s forward-looking statements appear in a number of places in this Annual Report, principally in “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects”, and include, but are not limited to:
•	changes in general economic, business, political, social, fiscal or other conditions in Colombia or changes in general economic or business conditions in Latin America;
•	changes in capital markets or in markets in general that may affect policies or attitudes towards lending;
•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
•	inflation, changes in foreign exchange rates and/or interest rates;
•	sovereign risks;
•	liquidity risks;
•	increases in defaults by the Bank’s borrowers and other loan delinquencies;
•	lack of acceptance of new products or services by the Bank’s targeted customers;
•	competition in the banking, financial services, credit card services, insurance, asset management, remittances business and other industries in which the Bank operates;
•	adverse determination of legal or regulatory disputes or proceedings;
•	changes in official regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in the jurisdictions in which the Bank does business;
•	regulatory issues relating to acquisitions; and
•	changes in business strategy.
 v

Forward-looking statements speak only as of the date they are made and are subject to change, and the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Annual Report.
Neither the Bank’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
The selected consolidated financial data as of December 31, 2006 and 2007, and for each of the three fiscal years in the period ended December 31, 2007 set forth below has been derived from the Bank’s audited consolidated financial statements included in this Annual Report. The selected consolidated financial data as of December 31, 2003, 2004 and 2005, and for each of the two fiscal years in the period ended December 31, 2004 set forth below have been derived from the Bank’s audited consolidated financial statements for the respective periods, which are not included herein.
The Bank’s consolidated financial statements for each period were prepared in accordance with Colombian GAAP.
The selected consolidated financial data should be read in conjunction with the Bank’s consolidated financial statements, related notes thereto, and the report of the Bank’s independent registered public accounting firm.

	As of and for the year ended December 31,
	2003		2004		2005(9)		2006		2007(10)		2007(1)
	(In millions of Ps and thousands of US$(1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED STATEMENT OF OPERATIONS:
Colombian GAAP:
Interest income	Ps	1,537,818	Ps	1,803,108	Ps	3,200,084	Ps	3,013,732	Ps	4,810,408	US$	2,387,584
Interest expense		(480,513)		(585,743)		(1,150,274)		(1,246,229)		(2,002,090)		(993,711)

Net interest income		1,057,305		1,217,365		2,049,810		1,767,503		2,808,318		1.393,873

Provisions for loans and accrued interest losses, net of recoveries(2)		(130,356)		(61,423)		(123,575)		(195,361)		(617,868)		(306,671)
Provision for foreclosed assets and other assets, net of recoveries(3)		(51,943)		(5,201)		(7,465)		45,179		20,833		10,340

Net interest income after provisions		875,006		1,150,741		1,918,770		1,617,321		2,211,283		1,097,542

Fees and income from services and other operating income, net(4)		515,325		574,453		962,277		1,139,094		1,477,234		733,206
Operating expenses		(850,768)		(912,421)		(1,654,805)		(1,871,000)		(2,271,712)		(1,127,535)

Net operating income		539,563		812,773		1,226,242		885,415		1,416,805		703,213

Total non-operating income (expense), excluding minority interest		(7,874)		7,140		4,650		45,346		45,247		22,457
Minority interest (loss)		330		(2,425)		(6,496)		(6,352)		(13,246)		(6,574)

Income before income taxes		532,019		817,488		1,224,396		924,409		1,448,806		719,096

Income taxes		(62,635)		(238,810)		(277,515)		(174,880)		(361,883)		(179,616)

Net income	Ps	469,384	Ps	578,678	Ps	946,881	Ps	749,529	Ps	1,086,923	US$	539,480

Weighted average of Preferred and Common Shares outstanding(5)		576,695,395		576,695,395		652,882,756		727,827,005		758,313,771
Basic and Diluted net operating income per share(5)	Ps	857	Ps	1,297	Ps	1,878	Ps	1,217		1,868	US$	0.93
Basic and Diluted net operating income per ADS(11)		3,427		5,189		7,513		4,866		7,473		3.71
Basic and Diluted net income per share(5)		814		1,003		1,450		1,030		1,433		0.71
Basic and Diluted net income per ADS(11)		3,256		4,012		5,800		4,119		5,733		2.85
Cash dividends declared per share(6)		272		376		508		532		568		0.28
Cash dividends declared per share(6) (stated in US Dollars)		0.10		0.16		0.22		0.24		0.28
Cash dividends declared per ADS(11)		1,088		1,504		2,032		2,128		2,272
Cash dividends declared per ADS (stated in US Dollars)		0.39		0.63		0.88		0.95		1.13
U.S. GAAP:(7)
Net income	Ps	474,419	Ps	642,126	Ps	891,121	Ps	941,183	Ps	1,015,644	US$	504,102
Basic and Diluted net income per common share(8)		1,070		1,445		1,715		1,619		1,683		0.84
Basic and Diluted net income per ADS(8) (11)		4,280		5,780		6,860		6,476		6,732		3.34

(1)
Amounts stated in U.S dollars have been translated at the rate of Ps 2,014.76 to US$ 1.00, which is the Representative Market Rate calculated on December 31, 2007 (the last business day of 2007), as reported and certified by the Superintendency of Finance.

(2)
Represents the provision for loan, accrued interest losses and other receivables, net and recovery of charged-off loans. Includes a provision for accrued interest losses amounting to Ps 5,316, Ps 4,483, Ps 12,379, Ps 14,825 and Ps 34,543 for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

(3)	Represents the provision for foreclosed assets and other assets and the recovery of provisions for foreclosed assets and other assets.

(4)	Represents the total fees and income from services, net and the total other operating income.

(5)
The weighted average of preferred and common shares outstanding for fiscal years 2003 and 2004 included 178,435,787 preferred shares and 398,259,608 common shares. For fiscal year 2005, it included 198,261,641 preferred shares and 454,621,115 common shares. For fiscal year 2006, it included 218,122,421 preferred shares and 509,704,584 common shares. For fiscal year 2007, it included 253,300,502 preferred shares and 509,704,584 common shares.

(6)	This data is presented on an annualized basis.

(7)	Refer to Note 31 to the Financial Statements included in this Annual Report for the reconciliation with U.S. GAAP.

(8)
Under U.S. GAAP, these shares are considered outstanding since the beginning of the earliest period presented. Net income per share under U.S. GAAP is presented on the basis of net income available to common stockholders divided by the weighted average number of common shares outstanding (398,258,607 for each of 2003 and 2004; 454,621,115 for 2005 and 509,704,584 for 2006 and 2007). See Note 31 to the Financial Statements included in this Annual Report.

(9)	The consolidated statement of operations for the year ended December 31, 2005, includes Conavi and Corfinsura’s results since the beginning of the year.

(10)	The consolidated statement of operations for the year ended December 31, 2007 includes Banagrícola’s results since the beginning of the year.

(11)	Each ADS is equivalent to four preferred shares of Bancolombia

	As of and for the year ended December 31,
	2003		2004		2005(5)		2006		2007(6)		2007(1)
	(In millions of Ps and thousands of US$(1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED BALANCE SHEET
Colombian GAAP:
Assets:
Cash and due from banks	Ps	848,052	Ps	768,514	Ps	1,241,435	Ps	1,548,752	Ps	3,618,619	US$	1,796,055
Overnight funds		598,409		480,846		488,587		457,614		1,609,768		798,987
Investment securities, net		4,336,724		5,250,211		8,459,703		5,677,761		5,774,251		2,865,975
Loans and financial leases, net		7,642,405		9,600,861		17,920,370		23,811,391		36,245,473		17,989,971
Accrued interest receivable on loans, net		103,209		121,276		198,266		255,290		398,560		197,820
Customers’ acceptances and derivatives		1,539		43,894		133,420		166,395		196,001		97,283
Accounts receivable, net		163,310		173,875		590,313		562,598		716,106		355,430
Premises and equipment, net		337,964		346,243		623,729		712,722		855,818		424,774
Operating leases, net(4)		537,207		8,311		143,974		167,307		488,333		242,378
Foreclosed assets, net		27,676		12,206		31,360		18,611		32,294		16,029
Prepaid expenses and deferred charges		27,831		15,950		26,898		46,462		137,901		68,445
Goodwill		99,910		73,607		50,959		40,164		977,095		484,968
Other assets		198,480		315,394		563,588		675,265		580,642		288,194
Reappraisal of assets		253,413		267,941		330,915		348,364		520,788		258,486

Total assets	Ps	15,176,129	Ps	17,479,129	Ps	30,803,517	Ps	34,488,696	Ps	52,151,649	US$	25,884,795

Liabilities and shareholders’ equity:
Deposits	Ps	10,231,997	Ps	11,862,116	Ps	18,384,982	Ps	23,216,467	Ps	34,374,150	US$	17,061,164
Borrowings (7)		1,211,595		1,104,201		3,927,551		3,516,426		4,851,246		2,407,853
Other liabilities		2,043,158		2,422,089		5,113,694		4,109,191		7,726,983		3,835,187
Shareholders’ equity		1,689,379		2,090,723		3,377,290		3,646,612		5,199,270		2,580,591

Total liabilities and shareholders’ equity	Ps	15,176,129	Ps	17,479,129	Ps	30,803,517	Ps	34,488,696	Ps	52,151,649	US$	25,884,795

U.S. GAAP(2):
Shareholders’ equity	Ps	1,832,886	Ps	2,267,286	Ps	4,125,996	Ps	4,549,018	Ps	5,937,554	US$	2,947,028
Shareholders’ equity per share(3) (8)		3,178		3,932		6,320		6,250		7,830		3.89
Shareholders’ equity per ADS(3) (8)		12,712		15,728		25,280		25,001		31,320		15.55

(1)
Amounts stated in U.S dollars have been converted at the rate of Ps 2,014.76 to US$ 1.00, which is the Representative Market Rate calculated on December 31, 2007 (the last business day of 2007) as reported and certified by the Superintendency of Finance.

(2)	Refer to Note 31 to the Financial Statements included in this Annual Report for the reconciliation for U.S. GAAP.

(3)
Shareholders’ equity per share is calculated on the basis of the number of common shares and preferred shares. The weighted average (rounded to the nearest million) of preferred and common shares outstanding was 577 million for the fiscal years ended December 31, 2003 and 2004, 653 million for the fiscal year ended December 31, 2005 and 728 million for the fiscal year ended December 31, 2006 and 763 million for the fiscal year ended December 31, 2007.

(4)
In October 23, 2003, the Superintendency of Banking (now the Superintendency of Finance), through its External Circular 040 of 2003, modified the treatment of financial leases. Starting January 1, 2004, instead of recording financial leases as property, plant and equipment, companies must account for them in their loan portfolio. Additionally, according to this Circular, the assets given in financial lease contracts and recovered by the lessor because the purchase option is not exercised or because of the lessee’s failure to make payments are to be classified as foreclosed assets starting January 1, 2004. In the Bank’s annual report for fiscal year 2003, these assets were included in the line “Other assets”. The Bank did not reclassify these assets for fiscal year 2003.

(5)	The consolidated balance sheet for the year ended December 31, 2005, includes Conavi and Corfinsura’s results since the beginning of the year.

(6)	The consolidated statement of operations for the year ended December 31, 2007 includes Banagrícola’s results since the beginning of the year.

(7)	Includes interbank borrowing and domestic development banks borrowings and other.

(8)	These ratios are commonly presented in the Colombian market by financial institutions, and are included in the Bank’s presentation of results in Colombia.

Please see Item 8. Financial Information — A. Consolidated Financial Statements and Other Financial Information — A.3. Dividend Policy, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended in December 31, 2003, 2004, 2005, 2006 and 2007.
Differences Between Colombian and U.S. GAAP Results
The Bank’s consolidated financial statements have been prepared in accordance with Colombian GAAP, which are the accounting principles and policies that are summarized in Note 2 to the Bank’s Financial Statements included in this Annual Report. These accounting principles and policies differ in some respects from U.S. GAAP. A reconciliation of net income and shareholders’ equity under U.S. GAAP is included in Note 31 to the Financial Statements included in this Annual Report.
Consolidated net income under U.S. GAAP for the year ended December 31, 2007 was Ps 1,015,644 million (compared with Ps 941,183 million for fiscal year 2006 and Ps 891,121 million for fiscal year 2005). The significant adjustments between Colombian and U.S. GAAP results are described in Note 31 – “Differences Between Colombian Accounting Principles for Banks and U.S. GAAP” – to the Financial Statements included in this Annual Report.

	As of and for the year ended December 31,
	2003	2004	2005(11)	2006	2007(12)
	(Percentages, except for operating data)
SELECTED RATIOS: (1)
Colombian GAAP:
Profitability ratios:
Net interest margin(2)	9.22	8.75	8.12	6.19	7.60
Return on average total assets(3)	3.40	3.62	3.30	2.31	2.52
Return on average shareholders’ equity(4)	31.14	32.14	31.49	22.10	26.13
Efficiency Ratio:
Operating expenses as a percentage of interest, fees, services and other operating income	54.10	50.92	54.94	64.37	53.01
Capital ratios:
Period-end shareholders’ equity as a percentage of period-end total assets	11.13	11.96	10.96	10.57	9.97
Period-end regulatory capital as a percentage of period-end risk- weighted assets(5)	13.08	13.44	10.93	11.05	12.67
Credit quality data:
Non-performing loans as a percentage of total loans(6) (10)	0.95	0.88	1.48	1.36	1.77
“C”, “D” and “E” loans as a percentage of total loans(9) (10)	4.93	3.86	3.38	2.54	3.10
Allowance for loan and accrued interest losses as a percentage of non-performing loans (10)	515.13	496.30	259.02	252.87	223.67
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans(9) (10)	99.07	113.47	113.59	135.06	127.38
Allowance for loan and accrued interest losses as a percentage of total loans (10)	4.89	4.37	3.84	3.43	3.95

OPERATING DATA:
Number of branches(7)	354	377	678	701	888

Number of employees(8)	8,001	8,609	14,562	16,222	24,836

(1)	Ratios were calculated on the basis of monthly averages.

(2)	Net interest income divided by average interest-earning assets.

(3)	Net income divided by average total assets.

(4)	Net income divided by average shareholders’ equity.

(5)	For an explanation of risk-weighted assets and Technical Capital, see Item 4. Information on the Company – B. Business Overview – B.7. Supervision and Regulation – Capital Adequacy Requirements.

(6)
Non-performing loans are small business loans that are past due 30 days or more, mortgage and consumer loans that are past due 60 days or more and commercial loans that are past due 90 days or more. (Each category includes financial leases).

(7)	Number of branches includes branches of the Bank’s Subsidiaries.

(8)	The number of employees includes employees of the Bank’s consolidated Subsidiaries.

(9)
See Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Classification of the Loan Portfolio and Credit Categories for a description of “C”, “D” and “E” Loans.

(10)
In October 23, 2003, the Superintendency of Banking (now the Superintendency of Finance), through its External Circular 040, modified the treatment of financial leases. Since January 1, 2004, instead of recording financial leases as property, plant and equipment, companies must account for them in their loan portfolio.

(11)	Selected ratios for the year ended December 31, 2005, include Conavi and Corfinsura’s results since the beginning of the year.

(12)	Selected ratios include Banagrícola’s results since the beginning of the year.

Exchange Rates
On May 31, 2008, the Representative Market Rate was Ps 1,744.01 per US$ 1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the Superintendency of Finance calculates the Representative Market Rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including BC, for the purchase and sale of U.S. dollars.
The following table sets forth the high and low Representative Market Rate for the last seven months:
Recent exchange rates of U.S. Dollars per Peso:

Month	Low	High

December 2007	1,987.81	2,057.40
January 2008	1,939.60	2,014.76
February 2008	1,843.59	1,939.77
March 2008	1,810.68	1,902.17
April 2008	1,765.30	1,834.96
May 2008	1,744.01	1,793.13
June 2008 (through June 27)	1,652.41	1,832.81

Source: Superintendency of Finance.
The following table sets forth the average peso/ U.S. dollar Representative Market Rate for each of the five most recent financial years, calculated by using the average of the exchange rates on the last day of each month during the period.

Peso/US$ 1.00
Representative Market Rate
Period	Average

2003	2,875.05
2004	2,614.79
2005	2,320,77
2006	2,359.13
2007	2,069.21

Source:	Superintendency of Finance.
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
Investors should consider the following risks and uncertainties and the other information presented in this Annual Report. In addition, the factors referred to below, as well as all other information presented in this Annual Report, should be considered by investors when reviewing any forward-looking statements contained in this Annual Report, in any document incorporated by reference in this Annual Report, in any of the Bank’s future public filings or press releases, or in any future oral statements made by the Bank or any of its officers or other persons acting on its behalf. If any of the following risks occur, the Bank’s business, results of operations and financial condition could be materially and adversely affected.

The quality of the Bank’s loan portfolio and of other assets may decline.
Unforeseen changes in the income levels of the Bank’s borrowers, increases in the inflation rate or an increase in interest rates could have a negative effect on the quality of the Bank’s loan portfolio, causing the Bank to increase provisions for loan losses and resulting in reduced profits. In particular, the Bank might not be able to maintain its current level of asset quality and credit risk in the future. Furthermore, if the Bank increases the proportion of consumer, mortgage and small business credits in its loan portfolio, it may experience detrimental changes in its credit risk levels.
The Bank’s loan and investment portfolios are subject to risk of prepayment, which could negatively affect its net interest income because the Bank would not be able to receive the interest income from the prepayment date to the maturity date.
The Bank’s loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases which reduces the weighted average lives of the Bank’s earning assets and adversely affects its operating results. The Bank would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or reinvestment at lower yields.
The Bank is subject to concentration default risks in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.
The aggregate outstanding principal amount of the Bank’s 25 largest borrowing relationships, represented approximately 9.8% of its total consolidated loan portfolio as of December 31, 2007. Problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position.
The Bank’s reliance in its investment portfolio on debt securities issued by the Colombian Government leaves it vulnerable to fluctuations in public debt valuations.
During 2007, the Bank continued reallocating its assets by reducing the relative size of its debt securities portfolio, increasing in turn its loan portfolio. However, the Bank’s investment portfolio still contains a significant amount of public debt securities issued or backed by the Colombian government and, therefore, the Bank continues to be exposed to the possibility of non-payment by Colombia and could suffer future losses if the value of Colombian public debt securities on the secondary market decreases. As of December 31, 2007, the Bank’s total debt securities represented 10.7% of its total assets, likewise 42% of these securities were issued or backed by the Colombian government.
The Bank is exposed to risks associated with the mortgage loan market.
As a result of its merger with Conavi in 2005, the Bank acquired Conavi’s mortgage loan portfolio and became a significant player in Colombia’s mortgage loan market. With the launching in 2006 of the Casa Propia para Todos homeowner plan and according to the Superintendency of Finance the Bank became one of the leaders of such market and increased its mortgage loan market share (including securitized loans) from 23.9% as of December 31, 2006 to 29.4% as of December 31, 2007.
Colombia’s mortgage loan market is highly regulated and has historically been affected by various macroeconomic factors. Risks associated with this market to which the Bank is exposed include the risk of increases in interest rates that may reduce the volume of mortgage loans that the Bank originates. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased defaults in outstanding loans and deterioration in the quality of assets.

If the Bank is unable to effectively control the level of non-performing or poor credit quality loans in the future, or if its loan loss reserves are insufficient to cover future loan losses, the Bank’s financial condition and results of operations may be materially and adversely affected.
The Bank might not be able to effectively control and reduce the level of the impaired loans in its total loan portfolio. In particular, the amount of the Bank’s reported non-performing loans may increase in the future as a result of growth in its total loan portfolio, including as a result of loan portfolios that the Bank may acquire through auctions or otherwise, or factors beyond the Bank’s control, such as the impact of macroeconomic trends and political events affecting Colombia or events affecting specific industries. In addition, the Bank’s current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of its total loan portfolio. As a result, if the quality of its total loan portfolio deteriorates the Bank may be required to increase its loan loss reserves, which may adversely affect its financial condition and results of operations. Moreover, there is no precise method for predicting loan and credit losses, and loan loss reserves might not be sufficient to cover actual losses. If the Bank is unable to control or reduce the level of its non-performing or poor credit quality loans, its financial condition and results of operations could be materially and adversely affected.
If the Bank is unable to realize the collateral or guarantees securing its loans to cover the outstanding principal and interest balance of its loans, its financial condition and results of operations may be adversely affected.
As of December 31, 2007, 46.4% of the Bank’s loans and financial leases were secured by collateral or guarantees. The Bank’s loan collateral primarily includes real estate, assets given in financial leasing and other assets that are located in Colombia and El Salvador, the value of which may significantly fluctuate or decline due to factors beyond the Bank’s control, including macroeconomic factors and political events affecting the economy. An economic slowdown may lead to a downturn in the Colombian or Salvadorian real estate market, which may in turn result in declines in the value of the collateral, consisting primarily of real estate, securing many of the Bank’s loans to levels below the outstanding principal balance of such loans. Any decline in the value of the collateral securing the Bank’s loans may result in a reduction in the recovery from collateral realization and an adverse impact in the Bank’s results of operations and financial condition.
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
The failure to successfully implement and continue to upgrade the Bank’s credit risk management system could materially and adversely affect its business operations and prospects.
A principal risk inherent in the Bank’s business is credit risk. The Bank may not be able to upgrade, on a timely basis, its credit risk management system. For example, an important part of its credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a client. As this process involves detailed analyses of the client’s credit risk, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising their judgment, the Bank’s employees may not always be able to assign an accurate credit rating to a client or credit risk, which may result in the Bank’s exposure to higher credit risks than indicated by the Bank’s risk rating system. The Bank may not be able to timely detect these risks before they occur, or due to limited resources or tools available to it, the Bank’s employees may not be able to effectively implement its credit risk management system, which may increase its exposure to credit risk. As a result, the Bank’s failure to implement effectively, consistently follow or continuously refine its credit risk management system may result in a higher risk exposure for the Bank, which could materially and adversely affect its results of operations and financial position.

The Bank’s concentration in and reliance on short-term deposits may increase its funding costs.
The Bank’s principal sources of funds are short-term deposits, checking accounts and savings accounts, which together represented a share of 66.4%, 72.8% and 73.07% of total funds at the end of 2005, 2006 and 2007, respectively. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets where Bancolombia operates, the Bank might not be able to maintain its current level of funding without incurring higher costs or selling certain assets at prices below their prevailing market value.
Adverse economic and political conditions in Colombia or in the other countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.
The Bank is a Colombian financial institution, and most of the Bank’s operations, property and customers are located in Colombia. In addition, the Bank is active in other jurisdictions in Latin America including El Salvador, Panama, Cayman Islands and Puerto Rico through a network of branches and subsidiaries, and accordingly its business is subject to a variety of economic, political, market and credit risks in these jurisdictions. As a result, the quality of its assets, financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Colombia and the other jurisdictions in which the Bank operates. Colombia and the other jurisdictions in which the Bank operates are subject to political, economic and other uncertainties, including renegotiation, or nullification of existing contracts, currency exchange restrictions and international monetary fluctuations. Furthermore, changes in monetary, exchange and trade policies could affect the overall business environment in Colombia and the other jurisdictions in which the Bank operates, which would impact the Bank’s financial condition and results of operations. For example, in Colombia, the Central Bank could raise interest rates, which could negatively affect the Bank’s assets and restrict their growth. Increases in exchange rates could negatively affect borrowers’ foreign currency position, while setbacks in trade relations with Venezuela and Ecuador, as well as any difficulties with the approval of the Free Trade Agreement with the United States, could affect the financial position of the Bank’s larger customers. Any of these events could have a negative impact on the Bank’s financial condition.
Furthermore, decreases in the growth rate in the economies where the Bank operates, particularly in Colombia and El Salvador, periods of negative growth or increases in inflation or interest rates could result in lower demand for the Bank’s services and products, lower real pricing of its services and products, or cause it to shift to lower margin services and products. Because a large percentage of the Bank’s costs and expenses are fixed, it may not be able to reduce costs and expenses upon the occurrence of any of these events and its profit margins and results of operations could suffer as a result.
Government policies in the jurisdictions where the Bank operates could significantly affect the local economy and, as a result, the Bank’s business and financial condition.
The Bank’s business and financial condition could be adversely affected by changes in policy, or future judicial interpretations of such policies, involving exchange controls and other matters such as currency devaluation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia and in the other jurisdictions where the Bank operates. In particular, the Colombian government (excluding departmental and municipal governments, the “Government”) has historically exercised substantial influence over the Colombian economy, and its policies are likely to continue to have an important effect on Colombian entities (including the Bank), market conditions, prices and rates of return on securities of local issuers (including the Bank’s securities). Future developments in government policies could impair the Bank’s business or financial condition or the market value of its securities.

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
The Bank’s business or financial condition, or the market value of the Bank’s securities and any dividends distributed by it, could be adversely affected by rapidly changing economic and social conditions in Colombia and by the Government’s response to such conditions. Moreover, additional deterioration in the economic and political situation of neighboring countries could affect national stability or the Colombian economy by disrupting Colombia’s diplomatic or commercial relationships with these countries.
The economies of the countries where the Bank operates remain vulnerable to external shocks that could be caused by significant economic difficulties experienced by their major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on their economic growth and their ability to service their public debt.
Emerging-market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.
In the case of Colombia, a significant decline in the economic growth of any of its major trading partners, such as the United States and Venezuela, could have a material adverse impact on Colombia’s balance of trade and adversely affect Colombia’s economic growth. The United States is Colombia’s largest export market. A decline in U.S. demand for imports could have a material adverse effect on Colombian exports and Colombia’s economic growth, which would, in turn, have detrimental results on the business activities of the Bank. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Colombia could be adversely affected by negative economic or financial developments in other emerging market countries. In the past, Colombia has been adversely affected by such contagion effects on a number of occasions, including following the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian real and the 2001 Argentine financial crisis. Such a contagion effect could be expected to lower market prices of Bancolombia’s securities and threaten its liquidity, cause higher ratios of past due loans in Bancolombia’s loan portfolios, lead to significant weaknesses in Bancolombia’s investment portfolio and diminish Colombia’s ability to make payments on its public debt, which represents a significant portion of Bancolombia’s investment portfolio. The economies of other countries where the Bank operates (e.g. Panama, El Salvador, Cayman Islands) face similar challenges.
In addition, a sustained downturn in the U.S. economy could negatively impact the Bank’s international remittance business, which serves a customer base of Salvadorians and Colombians living in the United States.
Any additional taxes resulting from changes to Colombian tax regulations or the interpretation thereof in Colombia could adversely affect the Bank’s consolidated results.
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
Instability of banking laws and regulations in Colombia and in other jurisdictions where the Bank operates could adversely affect the Bank’s consolidated results.
Changes in banking laws and regulations, or in their official interpretation, may have a material effect on the Bank’s business and operations. Since banking laws and regulations change frequently, their interpretation and, in particular, the manner in which these laws and regulations are applied to financial institutions like the Bank are continuously evolving. In addition, banking laws or regulations may change in other jurisdictions where the Bank has subsidiaries, such as Panama, El Salvador, Puerto Rico and the Cayman Islands. Laws or regulations could be adopted, enforced or interpreted in a manner that has an adverse effect on the Bank’s business.
Any of these factors, and the legal instability resulting from the decisions made by Colombian courts that in some cases could be influenced politically or economically, could materially and adversely affect the Bank’s results.
Banking regulations, accounting standards and corporate disclosure applicable to the Bank and its subsidiaries differ from those in the United States and other countries.
While many of the policies underlying Colombian banking regulations are similar to those underlying regulations applicable to banks in other countries, including those in the United States, Colombian regulations can differ in a number of material respects from those other regulations. For example, capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations and may differ from many other countries.
The Bank prepares its annual audited financial statements in accordance with Colombian GAAP, which differs in significant respect to U.S. GAAP and International Financial Reporting Standards (“IFRS”). Thus, Colombian financial statements and reported earnings may differ from those of companies in other countries in these and other respects. Some of the main significant differences affecting earnings and shareholders’ equity include the accounting treatment for restructuring, loan origination fees and costs, deferred income taxes and the accounting treatment for business combination accounting.
Moreover, under Colombian GAAP, allowances for non-performing loans are computed by establishing each non-performing loan’s individual inherent risk, using criteria established by the Superintendency of Finance that differs from that used under U.S. GAAP (See Item 4. Information on the Company – E. Selected Statistical Information – E.4. Summary of Loan Loss Experience – Allowance for Loan Losses).
Although the Government has undertaken a review of present regulations relating to accounting, audit, and information disclosure, with the intention of conforming them to international standards and proposing pertinent modifications to the Colombian congress, current regulations continue to differ in certain respects from those in other countries. Accordingly, there may be less publicly available information about the Bank than is regularly published by or about U.S. issuers or an issuer in another country.
In addition, banking regulations, accounting standards and corporate disclosure in other jurisdictions in which the Bank operates, such as Panama, El Salvador, Puerto Rico and the Cayman Islands, may also differ from those of the United States.

Increased competition and consolidation in the Colombian financial industry could adversely affect the Bank’s market share.
The Colombian financial system is highly competitive. Since the 1990s, when the Colombian financial market was deregulated and international capital flows resumed, there has been an ongoing process of financial system consolidation. The Bank expects this consolidation to lead to the creation of large local institutions and the possibility of foreign entities banks entering the market, presenting the risk that the Bank could lose a portion of its share in the industry affecting the Bank’s results of operations.
The Bank’s ability to maintain its competitive position depends mainly on its ability to fulfill new customers’ needs through the development of new products and services and its ability to offer adequate services and strengthen its customer base through cross-selling. The Bank’s business will be adversely affected if the Bank is not able to maintain its current customers with efficient service strategies.
In addition, the Bank’s efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.
The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where it operates, and any sanctions, fines and other penalties resulting from such inspections and audits could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.
The Bank is subject to comprehensive regulation and supervision by Colombian banking authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of its capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by Colombian banks. In the event of non-compliance with applicable regulation, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In the event the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, Colombian banking authorities would have the power to take over the Bank’s management and operations.
Moreover, Colombian banking and financial services laws and regulations are subject to continuing review and changes, and any such changes in the future may have an adverse impact on the Bank’s operations, including making and collecting loans and other extensions of credit, which in turn could materially and adversely affect the Bank’s results of operations and financial position.
The Bank is also subject to laws and regulations in other jurisdictions where it operates. Any sanctions, fines and other penalties resulting from non-compliance with such regulations could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.
Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.
In the future, regulations in the jurisdictions where the Bank operates could impose limitations or additional informational requirements regarding interest rates or fees. A portion of the Bank’s revenues and operating cash flow is generated by its credit services and any such limitations or additional informational requirements could materially and adversely affect the Bank’s results of operations and financial position.

The Bank’s businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of its risk management and internal control system as well as its financial condition and results of operations.
All of the Bank’s principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information across numerous and diverse markets and products at its various branches, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing systems is critical to the Bank’s businesses and to its ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect its decision making process, its risk management and internal control systems as well as the Bank’s ability to respond on a timely basis to changing market conditions. If the Bank cannot maintain an effective data collection and management system, its business operations, financial condition and results of operations could be materially and adversely affected.
The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience operational problems with its information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of its systems could cause information, including data related to customer requests, to be lost or to be delivered to the Bank’s clients with delays or errors, which could reduce demand for the Bank’s services and products and could materially and adversely affect the Bank’s results of operations and financial position.
The Bank’s policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose the Bank to fines and other liabilities.
The Bank is required to comply with applicable anti-money laundering, anti-terrorism laws and other regulations. These laws and regulations require the Bank, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities. While the Bank has adopted policies and procedures aimed at detecting and preventing the use of its banking network for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures have in some cases only been recently adopted and may not completely eliminate instances where it may be used by other parties to engage in money laundering and other illegal or improper activities. To the extent the Bank may fail to fully comply with applicable laws and regulations, the relevant government agencies to which it reports have the power and authority to impose fines and other penalties on the Bank. In addition, the Bank’s business and reputation could suffer if customers use the Bank for money laundering or illegal or improper purposes.
There are restrictions on foreign investment in Colombia.
Colombia’s International Investment Statute, which has been modified from time to time through related decrees and regulations, regulates the manner in which non-Colombian-resident entities and individuals can invest in Colombia and participate in the Colombian securities markets. Among other requirements, the statute mandates registration of certain foreign exchange transactions with the Central Bank and specifies procedures to authorize and administer certain types of foreign investments.
Investors who wish to participate in the Bank’s American Depositary Receipt (“ADR”) facility and hold American Depositary Shares (“ADSs”) of the Bank will be required to submit to the custodian of the ADR facility certain information and comply with certain registration procedures required under the foreign investment regulations in connection with foreign exchange controls restricting the conversion of pesos into U.S. dollars. Holders of ADRs who wish to withdraw the underlying preferred shares will also have to comply with certain registration and reporting procedures, among other requirements. Under these foreign investment regulations, the failure of a non-resident investor to report or register with the Central Bank foreign exchange transactions relating to investments in Colombia on a timely basis may prevent the investor from obtaining remittance rights, constitute an exchange control infraction and result in a fine. The Colombian Government, Colombian congress or the Central Bank might not reduce restrictions on foreign investments, and any of them could implement more restrictive rules in the future.

Colombia currently has a free float exchange rate system; however, other restrictive rules for the exchange rate system could be implemented in the future. In the event that a more restrictive exchange rate system is implemented, financial institutions, including the Bank, may be unable to transfer U.S. dollars abroad to pay their financial obligations.
The Bank’s financial results are constantly exposed to market risk. The Bank is subject to fluctuations in interest rates and other market risks, which may materially and adversely affect its financial condition and results of operations.
Market risk refers to the probability of variations in the Bank’s net interest income or in the market value of its assets and liabilities due to interest rate volatility. Changes in interest rates affect the following areas, among others, of the Bank’s business:
•	net interest income;
•	the volume of loans originated;
•	the market value of the Bank’s securities holdings;
•	asset quality; and
•	gains from sales of loans and securities.
Changes in short-term interest rates may affect the Bank’s net interest income, which comprises the majority of the Bank’s revenue.
Increases in interest rates may reduce the volume of loans the Bank originates. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.
Increases in interest rates may reduce the value of the Bank’s financial assets. The Bank holds a substantial portfolio of loans and debt securities that have both fixed and floating interest rates. In addition, the Bank may incur costs (which, in turn, will impact its results) as it implements strategies to reduce future interest rate exposure.
Increases in interest rates may reduce gains or require the Bank to record losses on sales of its loans or securities.
The Bank is subject to operational risks
The Bank’s businesses are dependant on the ability to process a large number of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee errors, failure to properly document transactions or to obtain proper internal authorization, failure to comply with regulatory requirements, breaches of conduct of business rules, equipment failures, natural disasters or the failure of external systems. The Bank’s currently adopted procedures may not be effective in controlling each of the operational risks faced by the Bank.

The Bank is subject to credit risks with respect to its non-traditional banking businesses such as investing in securities and entering into types of derivatives transactions.
A portion of the Bank’s businesses are not in the traditional banking businesses of lending and deposit-taking and therefore expose it to credit risk.
Non-traditional sources of credit risk can, for example, arise from:
•	investing in securities of third parties;
•	entering into derivative contracts under which counterparties have obligations to make payments to the Bank; and
•
executing securities, futures, currency or commodity trades, from its proprietary trading desk, that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Any significant increases in exposure, a significant decline in credit risk or bankruptcy of any of the counterparties to any of these non-traditional risks could materially and adversely affect the Bank’s results of operations and financial position.
The Bank is subject to trading risks with respect to its trading activities.
The Bank’s trading income is highly volatile. The Bank derives a portion of its profits from its proprietary trading activities and any significant reduction in its trading income could adversely affect the Bank’s results of operations and financial position.
The Bank’s trading income is dependent on numerous factors beyond its control, such as the general market environment, overall market trading activity, interest rate levels, fluctuations in exchange rates and general market volatility. A substantial amount of its trading income has been derived from alternative investment strategies such as same-day foreign exchange trades and adjustable-rate bond instruments. A significant decline in the Bank’s trading income, or incurring a trading loss, could adversely affect its results of operations and financial position.
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
In addition, the market practice and documentation for derivative transactions is less well developed in the jurisdictions where the Bank operates as compared to other more developed countries, and the court systems in the countries where the Bank operates have limited experience in dealing with issues related to derivative transactions. Given that the derivatives market and related documentation are not yet well developed in the countries where the Bank operates, there are structuring risks and the risk that the Bank’s documentation will not incorporate accurately the terms and conditions of derivatives transactions. In addition, the execution and performance of these types of transactions depend on the Bank’s ability to develop adequate control and administration systems, and to hire and retain qualified personnel. Moreover, the Bank’s ability to adequately monitor, analyze and report these derivative transactions depends, to a great extent, on its information technology systems. These factors may further increase the risks associated with these transactions and could materially and adversely affect the Bank’s results of operations and financial position.

Acquisitions and strategic partnerships may not perform in accordance with expectations or may disrupt the Bank’s operations and adversely affect its operational and profitability.
An element of the Bank’s business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, the Bank acquired interests in various institutions during recent years. For example, in 2007, the Bank acquired 98.9% of all the issued and outstanding shares of Banagrícola. For more information on these acquisitions and mergers, see Item 4.A. Information on the Company – History and Development of the Company – Public takeover offers and Item 4.A. Information on the Company – History and Development of the Company – Recent Developments. The Bank will continue to actively consider other strategic acquisitions and partnerships from time to time. The Bank must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. The acquisition of Banagrícola, future acquisitions, significant investments and alliances may not produce anticipated synergies or perform in accordance with the Bank’s expectations and could adversely affect its operations and profitability. In addition, new demands on the Bank’s existing organization and personnel resulting from the integration of new acquisitions could disrupt the Bank’s operations and adversely affect its operations and profitability.
Any failure to effectively improve, integrate or upgrade the Bank’s information technology infrastructure and management information systems in a timely manner could adversely affect its competitiveness, financial condition and results of operations.
The Bank’s ability to remain competitive will depend in part on its ability to upgrade the Bank’s information technology infrastructure on a timely and cost-effective basis. The Bank must continually make significant investments and improvements in its information technology infrastructure in order to remain competitive. In particular, as the Bank continues to open new branches, it needs to improve its information technology infrastructure, including maintaining and upgrading its software and hardware systems and its bank-office operations. With the acquisition of new companies, such as Banagrícola, the Bank needs to integrate the systems in order to provide timely and consolidated information. The information available to and received by the Bank’s management through its existing information systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in its operations. In addition, the Bank may experience difficulties in upgrading, developing and expanding its information technology systems quickly enough to accommodate its growing customer base. Bancolombia is currently undertaking a project to renovate its IT platform Any failure to effectively improve, integrate or upgrade the Bank’s information technology infrastructure and management information systems, including its IT platform renovation in a timely manner could materially and adversely affect its competitiveness, financial condition and results of operations.
The Bank is exposed to new or increased risks as it expands the range of its products and services.
As the Bank expands the range of its products and services, some of which are at an early stage of development in the markets where the Bank operates, the Bank will be exposed to new and increasingly complex risks. The Bank’s employees and its risk management systems may not be adequate to handle such risks. As a result, the Bank is subject to substantial market, credit and other risks in relation to the expanding scope of its products, services and trading activities, which could cause the Bank to incur substantial losses.
Reductions in the Bank’s credit ratings would increase its cost of borrowing funds and make its ability to raise new funds, attract deposits or renew maturing debt more difficult.
The Bank’s credit ratings are an important component of its liquidity profile. Among other factors, its credit ratings are based on the financial strength, credit quality and concentrations in its total loan portfolio, the level and volatility of its earnings, its capital adequacy, the quality of management, the liquidity of its balance sheet, the availability of a significant base of core retail and commercial deposits, and its ability to access a broad array of wholesale funding sources. Adverse changes in the Bank’s credit ratings would increase its cost of raising funds in the capital markets or of borrowing funds. The Bank’s ability to renew maturing debt may be more difficult and expensive. In addition, its lenders and counterparties in derivative transactions are sensitive to the risk of a rating downgrade.

The Bank’s ability to compete successfully in the marketplace for deposits depends on various factors, including its financial stability as reflected by the Bank’s credit ratings. A downgrade in its credit ratings may adversely affect perception of the Bank’s financial stability and the Bank’s ability to raise deposits.
The Bank obtains both consolidated credit ratings and individual credit ratings by local rating institutions. A reduction in the credit rating of one of the Bank’s subsidiaries could also affect the financial results of that subsidiary and as a result, have a direct impact on Bancolombia’s consolidated results.
The Bank may have difficulties competing in the credit card industry, and its success may depend significantly on its ability to grow organically or to strengthen alliances with its strategic partners.
The credit card business is subject to a number of risks and uncertainties, including the composition and risk profile of credit card customers. The success of the Bank’s credit card business will also depend, in part, on the success of the Bank’s product development, product rollout efforts and marketing initiatives, including the marketing of credit card products to existing retail and mortgage loan customers, and the Bank’s ability to continue to successfully target creditworthy customers.
As part of its credit card business, the Bank faces risks relating to the price of merchant fees. There has been an ongoing dispute in Colombia, between retailers and banks, regarding merchant fees. For example, the Superintendency of Commerce and Industry has issued resolutions related to Credibanco and Redeban, the entities that manage the credit card system in Colombia, in order to prevent an agreement on the prices of the merchant fees. As a result, the clearance fees among the banks and the fees collected from the customers have decreased. These types of disputes could result in a decrease in income from credit card merchant fees or could also lead to changes in commercial strategies that could impact the Bank’s financial results.
ADRs do not have the same tax benefits as other equity investments in Colombia.
Although ADRs represent Bancolombia’s preferred shares, they are held through a fund of foreign capital in Colombia which is subject to a specific tax regulation regime. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular, those relating to dividends and profits from sale, are not applicable to ADRs, including the Bank’s ADRs. For more information see Item 10. Additional Information.-E. Taxation-Colombian Taxation.
Preemptive rights may not be available to holders of ADRs.
The Bank’s by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADRs) the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. United States holders of ADRs may not be able to exercise their preemptive rights through The Bank of New York, which acts as depositary (the “Depositary”) for the Bank’s ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and stocks or an exemption from the registration requirement thereunder is available. Although the Bank is not obligated to, it intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to the Bank from enabling the holders of the ADRs to exercise those rights and any other factors deemed appropriate at the time, and will then make a decision as to whether to file a registration statement. Accordingly, the Bank might decide not to file a registration statement in some cases.
To the extent holders of ADRs are unable to exercise these rights because a registration statement has not been filed and no exemption from the registration requirement under the Securities Act is available, the Depositary may attempt to sell the holders’ preemptive rights and distribute the net proceeds from that sale, if any, to such holders. The Depositary, after consulting with the Bank, will have discretion as to the procedure for making preemptive rights available to the holders of ADRs, disposing of such rights and making any proceeds available to such holders. If by the terms of any rights offering or for any other reason the Depositary is unable or chooses not to make those rights available to any holder of ADRs, and if it is unable or for any reason chooses not to sell those rights, the Depositary may allow the rights to lapse. Whenever the rights are sold or lapse, the equity interests of the holders of ADRs will be proportionately diluted.

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
The appreciation of the peso against the U.S. dollar was 4.42% in 2005, 1.99% in 2006 and 10.01% in 2007. Revaluation of the peso has a positive impact on the U.S. dollar value of dividends paid to holders of the Bank’s ADRs. Unforeseen events in the international markets, fluctuations in interest rates or changes in capital flows, could depress the value of the U.S. dollar thereby decreasing the value of the dividends paid to holders of the Bank’s ADRs.
Required Government approvals relating to ownership of the Bank’s preferred shares and ADRs may affect the market liquidity of the preferred shares and ADRs.
Pursuant to Colombian banking regulations, any transaction resulting in an individual or a corporation holding 10% or more of the capital stock of any Colombian financial institution, including, in the case of the Bank, transactions in ADRs representing 10% or more of the Bank’s outstanding stock, requires prior authorization from the Superintendency of Finance. Transactions entered into without the prior approval of the Superintendency of Finance are null and void, and cannot be recorded in the relevant institution’s stock ledger.
In addition to the above restrictions, pursuant to Colombian securities regulations, any transaction involving the sale of publicly-traded stock of any Colombian company, including any sale of preferred shares (but not a sale of ADRs) or common shares, for the equivalent of 66,000 UVRs or more, must be effected through the Colombian Stock Exchange.
The Bank’s preferred shares have limited voting rights.
The Bank’s corporate affairs are governed by its by-laws and Colombian law. Under Colombian law, the Bank’s preferred shareholders may have fewer rights than shareholders of a corporation incorporated in a U.S. jurisdiction. Holders of the Bank’s ADRs and preferred shares are not entitled to vote for the election of directors or to influence the Bank’s management policies.
Under the Bank’s by-laws and Colombian corporate law, holders of preferred shares (and consequently, holders of ADRs) have no voting rights in respect of preferred shares, other than in limited circumstances as described in Item 10.B Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares.
Holders of the Bank’s ADRs may encounter difficulties in the exercise of dividend and voting rights.
Holders of the Bank’s ADRs may encounter difficulties in the exercise of some of their rights with respect to the shares underlying ADRs. If the Bank makes a distribution to holders of underlying shares in the form of securities, the depositary is allowed, in its discretion, to sell those securities on behalf of ADR holders and instead distribute the net proceeds to the ADR holders. Also, under some circumstances, ADR holders may not be able to vote by giving instructions to the depositary.

Relative illiquidity of the Colombian securities markets may impair the ability of an ADR holder to sell preferred shares.
The Bank’s common and preferred shares are listed in the Bolsa de Valores de Colombia (the “Colombian Stock Exchange”) which is relatively small and illiquid compared to stock exchanges in major financial centers. In addition, very few issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange.
A liquid trading market for the Bank’s securities might not develop on the Colombian Stock Exchange. A limited trading market could impair the ability of an ADR holder to sell preferred shares (obtained upon withdrawal of such shares from the ADR Facility) on the Colombian Stock Exchange in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADRs.
The Bank’s increasing focus on individuals and small and medium-sized businesses could lead to higher levels of non-performing loans and subsequent charge-offs.
As part of the Bank’s business strategy, it seeks to increase lending and other services to individuals and to small and medium-sized companies. Low to medium income individuals and small and medium-sized companies are, however, more likely to be adversely affected by downturns in the Colombian economy that are large corporations and high-income individuals. Consequently, in the future the Bank may experience higher levels of non-performing loans, which could result in higher provisions for loan losses. The levels of non-performing loans and subsequent charge-offs could be higher in the future.
As of December 31, 2006 and 2007, the Bank’s Retail and Small-and Medium-Sized Enterprises (SMEs) banking division represented 28% and 32%, respectively, of BC’s total loan portfolio.
As a result of an increase in interest rates for loans to individuals in the Colombian market during the second half of 2007, the number of past due loans of this type has increased generally in the Colombian financial system and in Bancolombia’s portfolio.
The percentage of loans graded other than “A” for this type of credit as of December 31, 2006 and 2007 was 7.24 and 8.14% respectively.
The increase of constitutional actions (acciones populares), class actions (acciones de grupo) and other legal actions involving claims for significant monetary awards against financial institutions may affect the Bank’s businesses.
Under the Colombian Constitution, individuals may initiate civil or class actions to protect their collective or class rights, respectively. The great majority of such actions are related to fees, financial services and interest rates, and their outcome is uncertain. In recent years, Colombian financial institutions, including the Bank, have experienced a substantial increase in the aggregate number of these actions. Although during 2007 the aggregate number of such actions brought against the Bank remained stable as compared to 2006, the number of such actions might not remain stable in the future. The number of these actions may continue to increase in the future and could significantly affect the Bank’s businesses.
The Bank and members of its senior management are defendants in several legal proceedings.
The Bank is a party to lawsuits arising in the ordinary course of business that can be expensive and lengthy. In addition, the Bank and its management, including the Bank’s current President and Vice-President, are currently involved in several legal proceedings relating to the acquisition of its predecessor entity. An unfavorable resolution to any of the lawsuits or investigations could negatively affect the Bank’s reputation and the price of its outstanding securities. See Item 8. Financial Information—Consolidated Statements and Other Financial Information—Consolidated Financial Statements—Legal Proceedings in this Annual Report.

Minimum profitability coverage requirements imposed by law could negatively affect the profitability of the pension fund business in El Salvador.
According to the Pension Saving System Law of El Salvador (“SAP”), assets under management by pension funds, like AFP Crecer S.A., must have a minimum return based on a pre-determined formula.
Additionally, according to articles 84 and 85 of the SAP, each pension fund must either have a reserve known as Aporte Especial de Garantía “Special Guarantee Contribution” equal to 0.25% of the assets under management or post a bond intended to guarantee the minimum profitability of the pension funds being managed as required by SAP.
If the pension fund’s return is lower than the minimum required profitability under SAP, and neither the Special Guarantee Contribution nor the bond are sufficient to cover the difference, the remaining amount must be covered by AFP Crecer S.A.
The occurrence of natural disasters in the regions where the Bank operates could impair its ability to conduct business effectively and could impact the Bank’s results of operations.
The Bank is exposed to the risk of natural disasters such as earthquakes, volcanic eruptions, tornadoes, tropical storms, wind and hurricanes in the regions where it operates, particularly El Salvador. In the event of a natural disaster, unanticipated problems with the Bank’s disaster recovery systems could have a material adverse impact on the Bank’s ability to conduct business in the affected region, particularly if those problems affect its computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of the Bank’s local employees and managers were unavailable in the event of a disaster, its ability to effectively conduct business could be severely compromised. A natural disaster or multiple catastrophic events could have a material adverse effect on the Bank’s business in the affected region and could result in substantial volatility in the Bank’s results of operations for any fiscal quarter or year.
The Bank’s insurance business in El Salvador may be materially adversely affected by the occurrence of catastrophic events.
Portions of the Bank’s insurance business in El Salvador may cover losses from unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters, including acts of terrorism. The incidence and severity of these types of catastrophes in any given period are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposures in the area affected by the event and the severity of the event. Claims resulting from natural or man-made catastrophic events could materially reduce the profitability of the Bank’s insurance business, and could cause substantial volatility in the Bank’s results operations for any fiscal year.
The Bank generally seeks to reduce its potential losses from these events through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. However, such efforts to reduce exposure may not be successful and claims relating to catastrophes may result in unusually high levels of losses and could have a material adverse effect on the financial position or results of operations of the Bank’s insurance business in El Salvador.
An insufficient level of reserves could materially and adversely affect the financial position of the Bank’s insurance business in El Salvador.
In accordance with industry practice and accounting and regulatory requirements, the Bank’s insurance business in El Salvador establishes reserves for losses related to its insurance business. Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of liabilities for future policy benefits and claims, the Bank cannot determine precisely the amounts that it will ultimately pay to settle its liabilities. Technical, mathematical and loss reserves are calculated based on models designed using various factors including previous results under a controlled set of facts. Reserves are subject to change due to a number of variables that affect the ultimate cost of claims, such as changes in the legal environment, results of litigation, changes in medical costs, costs of repairs and other factors such as inflation and exchange rates. Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. However, because the establishment of reserves for losses and loss adjustment expenses is an inherently uncertain process, losses could materially exceed the established reserves and have a material adverse effect on the results of operations of the Bank’s insurance business in El Salvador.

Reinsurance may not be available, affordable or adequate to project the Bank’s insurance business in El Salvador against losses.
As part of its overall risk management strategy, the Bank’s insurance business in El Salvador purchases reinsurance for certain risks underwritten by it. The availability and cost of reinsurance protection is subject to market conditions and may vary significantly. The exposure of the Salvadorian property and casualty market and the low volume of policies sold tend to discourage the availability of reinsurance companies willing to share a proportional basis of the risks involved in the property and casualty insurance business. Accordingly, the Bank’s insurance business may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect its ability to write future business or result in the assumption of more risk with respect to those policies it issues. Furthermore, if the risk selection policy in the Bank’s insurance business proves inadequate, the lines of business that are characterized by a high claim frequency such as auto, cargo and theft insurance, could increase the Bank’s direct capital exposure. Any decrease in the amount of reinsurance available to the Bank’s insurance business lines will increase its risk of loss and any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce the earnings of the Bank’s insurance business in El Salvador.
If the counterparties to the Bank’s reinsurance arrangements default or fail to perform, the Bank’s insurance business in El Salvador may be exposed to risk of loss, which could materially and adversely affect its results of operations and financial condition.
In general, reinsurance does not relieve the direct liability of the Bank to its policyholders if the reinsurer cannot meet its obligations. Accordingly, the Bank bears credit risk with respect to its reinsurers, including the risk that reinsurers will fail to pay the reinsurance recoverables owed to it or that they will fail to pay these recoverables on a timely basis. In particular, in El Salvador, the solvency of reinsurance companies is critical due to the low number of policies sold compared to the high level of exposure. A reinsurer’s insolvency, inability or unwillingness to make payments under the terms of reinsurance agreements with the Bank could have a material adverse effect on the results of operations and financial condition of the Bank’s insurance business in El Salvador.
There is insufficient statistical data in El Salvador to accurately forecast the level of premiums required to adequately cover risks underwritten by the Bank’s insurance business in El Salvador.
Due to the nature of the insurance business, premium rates must be established from forecasts of the ultimate costs expected to arise from risks underwritten during the policy period and may not prove to be adequate. If premiums rates established are not sufficient, our underwriting profitability of the Bank’s insurance business may be adversely impacted. The earnings of the Bank’s insurance business significantly depend upon the extent to which its actual claims experience is consistent with the assumptions used in setting prices for its products and establishing liabilities for future policy benefits and claims. Due to a lack of historical claims experience in the Salvadorian insurance market, the Bank defines its premium rates based on historical claims experience and actuarial data derived from other jurisdictions. The lack of statistical and actuarial data specific to the Salvadorian market increases the risk that actual claims experience will differ from the assumptions used to set premiums, and accordingly the premium rates charged could be insufficient to cover the ultimate costs of risks underwritten by the Bank’s insurance business.

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
The Bank was incorporated in Colombia in 1945, under the name Banco Industrial Colombiano S.A. or “BIC”. In 1998, the Bank merged with Banco de Colombia S.A, and changed its legal name to Bancolombia S.A. On July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, with Bancolombia as the surviving entity. The merger was effective upon the filing of the public deed in the public commercial record of the Chamber of Commerce of Medellin, which took place on August 1, 2005.
Bancolombia was originally established for a fifty-year term, starting on December 9, 1944. In 1994, this term was extended for fifty more years, until December 8, 2044. The Bank is domiciled in Medellín, Colombia and operates under Colombian laws and regulations, mainly the Colombian Code of Commerce and Decree 663 of 1993, as a sociedad comercial por acciones, de la especie anónima.
Since 1995, Bancolombia has maintained a listing on the NYSE, where its ADSs are traded under the symbol “CIB”, and on the Colombian Stock Exchange, where its preferred shares are traded under the symbol “PFBCOLOM”. Since 1981 its common shares have been traded on Colombian Exchanges under the symbol “BCOLOMBIA”. Bancolombia is currently the only Colombian company listed in the NYSE. See Item 9. The Offer and Listing.
According to the Superintendency of Finance, Bancolombia is one of Colombia’s leading financial institutions, providing a wide range of financial products and services to a diversified individual and corporate customer base throughout Colombia as well as in other jurisdictions such as Panama, El Salvador, Puerto Rico, the Cayman Islands, Peru, Brazil, the United States and Spain. Bancolombia has grown substantially over the years both through organic growth and acquisitions. As of December 31, 2007, Bancolombia had, on a consolidated basis:
•	Ps 52,152 billion in total assets;
•	Ps 36,245 billion in total net loans and financial leases;
•	Ps 34,374 billion in total deposits; and
•	Ps 5,199 billion in shareholders’ equity.
Bancolombia’s consolidated net income for the period ended December 31, 2007 was Ps 1,086,923 million, representing an average return on equity of 26.13% and an average return on assets of 2.52%.
The address and telephone number of the Bank’s principal place of business are as follows: Calle 50 No. 51-66, Medellín, Colombia; telephone + (574) 510-8866. Our agent for service of process in the United States is Puglisi & Associates, presently located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.
RECENT DEVELOPMENTS
During 2007, Bancolombia issued subordinated and global ordinary notes. In May 2007, the Bank offered US$ 400 million in aggregate principal amount of U.S. dollar denominated subordinated notes due in 2017. The notes have a coupon of 6.875%, payable semi-annually on May 25 and November 25 of each year, beginning on November 25, 2007. In September 2007, the Bank issued an aggregate principal amount of Ps 400 billion ordinary notes in a public offering in Colombia. This issuance was the first of several successive issuances of global ordinary notes which are limited to a total aggregate principal amount of Ps 1.5 trillion.

On December 18, 2007, pursuant to an agreement with Bienes y Servicios S.A (BYSSA), Bancolombia Panamá acquired on the Panama Stock Exchange from BYSSA and one of its subsidiaries, 9.59% of Banagrícola’s shares, for an aggregate purchase price of US$ 87.7 million (US$ 48.45024 per share). At the date of this Annual Report, Bancolombia Panamá owns 98.900429% of Banagrícola. Under this transaction, BYSSA must also transfer 100% the shares of Banagrícola de El Salvador, Inc. (“BESI”) for US$ 6 million. BESI is a California corporation that is licensed to engage in the money transmittal business in California, Maryland, Nevada, New Jersey, Texas, Virginia and the District of Columbia. This transaction will be consummated upon receipt of all necessary regulatory approvals, some of which are still pending.
In July 2007, Bancolombia issued a total of 59,999,998 preferred shares, sold for an aggregate amount of approximately Ps 927,612 million (US$ 480 million). Of the total 60 million preferred shares that were offered in Colombia, 21,307,238 preferred shares were subscribed by shareholders or assignees, at a price of Ps 15,205 per share, for an aggregate amount of Ps 323.9 billion. The Bank offered the remaining shares in the United States, at US$ 33.25 per American Depositary Share, receiving net proceeds of approximately US$ 314.4 million.
On December 21, 2007, American Express Limited (“American Express”) and Bancolombia renewed an agreement that allows Bancolombia to be the only bank in Colombia to hold a license to operate as issuer and acquirer of American Express credit cards in the country, for a term of ten (10) years, commencing on January 1, 2008.
During 2007, the Bank initiated a technology program in order to transform and upgrade the applications and the infrastructure that supports its banking business. The five phases of the program are expected to be fully implemented within a period of 3 to 4 years.
On January 14, 2008, the Bank increased the size of the ADR program by 400,000,000 American Depositary Shares and amended the Deposit Agreement between Bancolombia. The Bank of New York and the owners and beneficial owners of the ADS.
On February 4, 2008, the Board of Directors of Bancolombia created a new position for managing the Bank’s treasury products and the investment portfolio, named Vice President of Treasury.
On June 6, 2008, Bancolombia announced the execution of an agreement whereby it sold 100% of its direct and indirect interest in Multienlace S.A to Stratton Spain S.L., equating to approximately 98% of Multienlace S.A. The purchase price was Ps 105,882.6 million and the sale remains subject to customary closing conditions.
PUBLIC TAKEOVER OFFERS
During 2007, and as of the date of this Annual Report, there have been no public takeover offers by third parties in respect to the Bank’s shares.
On April 9, 2007, after obtaining all the required authorizations, Bancolombia Panamá initiated a simultaneous public tender offer in El Salvador and Panama, for the acquisition of not less than 53.089144% and up to of 100% of the common shares of Banagrícola. The purchase price was US$ 47.044792 per share amounting to a total of US$ 791,182,046.41. Banagrícola has several subsidiaries, including Banco Agrícola S.A. in El Salvador and Banco Agrícola Panamá S.A. in Panama, dedicated to banking, commercial and consumer activities, insurance, pension funds and brokerage. On May 16, 2007, the settlement date, Banagrícola was controlled by Bancolombia through its subsidiary Bancolombia Panamá. As of December 31, 2007, Bancolombia, through its wholly owned subsidiary Bancolombia Panama owned 98.900429% of the outstanding equity securities of Banagrícola.
CAPITAL EXPENDITURES AND DIVESTITURES
During the past three years, BC has made significant capital expenditures aimed at increasing the Bank’s productivity, accessibility and cost efficiency. These expenditures include the improvements made to the Bank’s internet and technology systems and those related to new ATMs and branches.

During 2005, total capital expenditures of the Bank, on an unconsolidated basis, amounted to approximately Ps 51.15 billion. The investments were made mainly in hardware (Ps 34.74 billion), software (Ps 671 million), and furniture and equipment (Ps 12.3 billion).
During 2006, total capital expenditures of the Bank, on an unconsolidated basis, amounted to approximately Ps 104.57 billion. Such investments were made mainly in hardware (Ps 55.40 billion), software (Ps 1.05 billion), and furniture and equipment (Ps 18.31 billion).
During 2007, total capital expenditures of the Bank, on an unconsolidated basis, amounted to approximately Ps 192.9 billion. Such investments were made mainly in buildings under construction (Ps 111.5 billion), purchase of lands and buildings (Ps 21.3 billion), technology and data processing equipment (Ps 37.5 billion) and furniture and equipment (Ps 21.5 billion).
In 2007, the Bank initiated the renovation of its IT Platform which is expected to be completed over a four year period. The Bank is expecting to invest US$ 107.6 million (including fees), equivalent to Ps 187.7 billion , in the renovation of its IT platform, of which Ps 11.6 billion were already invested during 2007.
In addition, in 2007 the Bank started to build its new administrative headquarters in Medellin. With the new headquarters, the Bank will centralize its Medellin operations in a single location. Currently, these operations are dispersed in more than 16 different buildings, some of which are in the process of being sold or rented. The Bank expects to invest Ps 363.9 billion of which Ps 105.4 billion were already paid in 2007 and are part of the Ps 111.5 billion of the current constructions invested on 2007. It is estimated that the construction of the Bank’s main headquarters will be finished in the fourth quarter of 2008.
In 2007, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same way. No assurance can be given, however, that all of such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.
The following table summarizes the Bank’s consolidated capital expenditures and divestitures of interest in other companies for the years 2005, 2006 and 2007, as of December 31:

Capital Expenditures (Ps million)	2005	2006	2007	Total
Banagrícola S.A.	—	—	1,776,310	1,776,310
Inversiones Financieras Banco Agrícola, S.A.	—	—	608,365	608,365
Banco Agrícola S.A.	—	—	94,384	94,384
Compañía de Financiamiento Comercial Sufinanciamiento S.A.	—	8	79,981	79,989
Renting Colombia S.A.	15,831	—	67,043	82,874
Asesuisa Vida, S.A.	—	—	11,947	11,947
Suleasing Internacional	5,711	8,685	6,446	20,842
Sutecnología S.A.	113	1,192	3,067	4,372
Suramericana de Inversiones S.A.	58,525	—	1,311	59,836
Leasing Bancolombia S.A.	74,609	30,999	1,157	106,765
Fiduciaria Bancolombia S.A.	5,317	—	31	5,348
Factoring Bancolombia S.A.	—	44,238	10	44,248
Bancolombia Puerto Rico Internacional, Inc.	23,613	—	—	23,613
Multienlace S.A.	6,318	—	—	6,318
Protección S.A.	12,464	—	—	12,464
Redeban Multicolor S.A.	2,198	—	—	2,198
3001 S.A.	19,382	14,551	—	33,933
Valores Bancolombia S.A.	33,135	—	—	33,135
Titularizadora Colombiana S.A.	11,161	—	—	11,161
Inversiones CFNS Ltda.	7,700	—	—	7,700
Patrimonio Autonomo Autoamérica (Securitization)	3,460	—	—	3,460
Others	1,819	7,469	3,860	13,147

Total Expenditures	281,356	107,142	2,653,912	3,042,409

Divestitures (Ps million)	2005	2006	2007	Total
Almacenar S.A. (2)	—	—	14,262	14,262
IVL S.A. (2)	—	—	9,542	9,542
Sociedad Portuaria Regional de Buenaventura S.A. (2)	—	—	4,917	4,917
Terminal Marítimo Muelles El Bosque S.A. (2)	—	—	3,320	3,320
Bolsa de Valores de Colombia S.A. (2)	—	—	2,261	2,261
Abocol S.A. (2)	27,863	—	—	27,863
Carreteras Nacionales del Meta S.A. (2)	106	5,509	—	5,615
Fideicomiso Devinorte S.A. (2)	—	5,277	—	5,277
Venrepa C.A.(1)	—	2,535	—	2,535
3001 S.A. (3)	—	34,873	—	34,873
Suramericana de Inversiones S.A. (2)	—	67,004	—	67,004
Lab Investment & Logistics S.A. (2)	—	17,704	—	17,704
Others (1) (2)	2,103	314	2,093	4,510

Total Divestitures	30,072	133,216	36,395	199,683

(1)	Investments Charged-off

(2)	Investments Sold

(3)	Settlement
B. BUSINESS OVERVIEW
B.1. GENERAL
Bancolombia is a full service financial institution that offers a wide range of banking products and services to customers in three main units: large corporate customers, small and medium-sized enterprises (“SME”) and construction customers. The Bank’s products and services include deposits, personal and corporate loans, mortgage loans, credit and debit cards, electronic banking, cash management, investment banking, trust funds and custodial services, dollar-denominated products, foreign and trade brokerage services, among others. In addition, BC’s customers have access to a large network of branches and ATMs in Colombia, as well as in other countries where the Bank operates. According to financial sector information published by the Superintendency of Finance, as of December 31, 2007, BC on an unconsolidated basis had the largest service network of any private financial institution in Colombia, with 719 branch offices and 1,660 ATMs operating in 401 cities and towns. See “Item 5. Operating and Financial Review and Prospects” for a detailed discussion on the results of the Bank’s operations.

The following table sets forth the Bank’s (unconsolidated) market share of the Colombian banking market according to information compiled by the Superintendency of Finance for the years 2005, 2006 and 2007:

Bancolombia’s
(unconsolidated) market share	As of December 2005(1)	As of December 2006	As of December 2007
Total net loans	20.8%	20.9%	21.5%
Total checking accounts	19.5%	20.9%	21.6%
Total savings accounts	18.5%	18.4%	19.4%
Total time deposits	18.0%	15.5%	14.1%

(1)	Including former Conavi and Corfinsura since 2005.

Source: Superintendency of Finance. Average for the twelve-month period of each year.
B.2. OPERATIONS
For this Annual Report, the Bank performed a review of its business segments and has changed the presentation of segment information. The major changes correspond to the aggregation of construction banking, corporate headquarters, brokerage and manufacturing segments into a category called “All other Segments”. The information to 2006 and 2005 has been restated to reflect these changes.

The following tables set forth BC’s revenues operating segment for each of the last three fiscal years:
Year Ended December 31, 2005 (restated)

	(Ps million)
							Governmental
					Small		and				Offshore
	Retail		Commercial		Business		Institutional				Commercial				All other
	Banking		Banking		Banking		Banking		Treasury		Banking		Leasing		Segments		Total

Revenues from external customers	Ps	474,916	Ps	32,652	Ps	50,724	Ps	15,092	Ps	—	Ps	12,618	Ps	308,027	Ps	233,075	Ps	1,127,104

Revenues and expenses from transactions with other operating segments of the Bank		76,998		145,022		161,358		27,850		—		10,604		6,654		(391,454)		37,032
Interest income		1,059,092		379,434		375,839		82,570		828,418		178,409		67,845		131,903		3,103,510

Provision for loans losses	Ps	77,229	Ps	3,497	Ps	13,338	Ps	1,913	Ps	27,560	Ps	28,538	Ps	19,459	Ps	20,588	Ps	192,122
Year Ended December 31, 2006 (restated)

	(Ps million)
							Governmental
					Small		and				Offshore
	Retail		Commercial		Business		Institutional				Commercial				All other
	Banking		Banking		Banking		Banking		Treasury		Banking		Leasing		Segments		Total

Revenues from external customers	Ps	428,531	Ps	134,992	Ps	117,282	Ps	36,377	Ps	—	Ps	130	Ps	38,515	Ps	222,699	Ps	978,526

Revenues and expenses from transactions with other operating segments of the Bank		69,727		297,645		92,006		54,498		—		12,493		12,691		(379,957)		159,103
Interest income		820,398		756,876		387,043		172,830		400,053		495,222		437,977		147,004		3,617,403

Provision for loans losses	Ps	86,327	Ps	(7,179)	Ps	37,829	Ps	(37,106)	Ps	(30,134)	Ps	13,316	Ps	51,741	Ps	87,978	Ps	202,772
Year Ended December 31, 2007

	(Ps million)
					Small		Governmental				Offshore
	Retail		Commercial		Business		and Institutional				Commercial				All other
	Banking		Banking		Banking		Banking		Treasury		Banking		Leasing		Segments		Total

Revenues from external customers	Ps	628,460	Ps	135,214	Ps	173,465	Ps	44,277	Ps	(2,302)	Ps	11,858	Ps	84,086	Ps	261,691	Ps	1,336,749

Revenues and expenses from transactions with other operating segments of the Bank		(10,844)		25,309		—		—		10,655		148,783		1,345		317,738		492,986
Interest income		1,412,878		1,200,566		606,788		235,607		578,651		299,067		624,606		303,279		5,261,442

Provision for loans losses	Ps	267,022	Ps	164,440	Ps	154,554	Ps	23,326	Ps	(14,634)	Ps	19,271	Ps	108,538	Ps	26,111	Ps	748,628

The following table sets forth BC’s geographic revenues and long-term assets distribution as of December 31, 2005, 2006 and 2007:

	As of December 31,
	2005				2006				2007
	(Ps million)
			Long				Long				Long
			Term -				Term -				Term -
	Revenues		Assets(3)		Revenues		Asset(3)		Revenues		Assets(3)

Geographic Information
Colombia	Ps	3,990,600	Ps	734,419	Ps	3,801,365	Ps	878,917	Ps	5,507,174	Ps	1,202,108
Panama and Cayman Islands		202,018		29,810		512,629		12,285		515,749		10,242
Puerto Rico		42,897		131		37,171		141		51,765		164
Perú (2)		—		—		—		—		357		6,706
El Salvador										774,026		143,658
USA (1)		11,965		326		31,630		928		48,010		115

Total		4,247,480		764,686		4,382,795		892,271		6,897,081		1,362,993
Eliminations of intersegment operations		(37,032)		7,144		(159,103)		(13)		(492,986)		11

Total, net	Ps	4,210,448	Ps	771,830	Ps	4,223,692	Ps	892,258	Ps	6,404,095	Ps	1,363,004

(1)
Information relating to Bancolombia Miami Agency is included since 2004, because it started operations at the end of 2003. Additionally the figures for the year 2005 include Suleasing Internacional Inc as a result of the Conavi/Corfinsura merger.

(2)	Renting Perú information is included since 2007, because it started operations at the end of 2006.

(3)	Included foreclosed assets, net, allowances for foreclosed assets and property, plant and equipment, net.
The following table summarizes and sets forth BC’s total revenue over the last three fiscal years:

	2005		2006		2007
(Ps million)
Revenues
Revenues for reportable segments (1)	Ps	4,267,646	Ps	4,755,032	Ps	7,091,177
Non-operating income (2)		(20,166)		(372,237)		(194,096)
Elimination of intersegment revenues		(37,032)		(159,103)		(492,986)

Total revenues for reportable segments (3)	Ps	4,210,448	Ps	4,223,692	Ps	6,404,095

(1)	Total revenues for reportable segments includes Revenues from external customers and revenues and expenses from transactions with other operating segments of the same enterprise and interest income.

(2)	Non-operating income represents other income classified as revenue for segment reporting purposes.

(3)	Total revenues for reportable segments include interest, fees, other services and other operating income.
The following table lists the main revenue-producing fees along with their variation from the prior fiscal year:

	For the years						Growth
	2005		2006		2007		2007/2006
	(Ps million)
Main fees and commissions
Commissions from banking services	Ps	101,355	Ps	162,273	Ps	324,352	99.88%
Electronic services and ATMs fees		101,299		85,049		80,711	(5.10%)
Branch network services		48,984		62,403		104,601	67.62%
Collections and payments fees		56,670		74,708		130,421	74.57%
Credit card merchant fees		10,076		8,150		39,191	380.87%
Credit and debit card annual fees		205,606		238,898		258,937	8.39%
Checking fees		54,846		60,083		67,438	12.24%
Warehouse services		62,155		72,494		—	—
Fiduciary activities		60,131		62,114		69,200	11.41%
Pension plan administration		—		—		82,453	—
Brokerage fees		68,231		67,034		62,493	(6.77%)
Check remittance		10,579		11,040		22,762	106.18%
International operations		36,484		34,281		43,643	27.31%
Fees and other service expenses		(48,087)		(70,866)		(116,453)	64.33%

Total fees and income from services, net	Ps	768,329	Ps	867,661	Ps	1,169,749	34.82%

B.3. BANCOLOMBIA’S BUSINESS
Bancolombia offers traditional banking products and services, such as checking accounts, saving accounts, time deposits (which are tradable certificates of deposits), lending (including overdraft facilities), mortgage loans, credit cards, and cash management services. It also offers non-traditional products and services, such as pension fund services, bancassurances, international transfers, trust fund services, leasing, brokerage services and investment banking.
The acquisition of Banagrícola in May 2007 increased significantly the operations of Bancolombia. The consolidated statements of operations for the year ended December 31, 2007 include the operations of Banagrícola and its subsidiaries since January 1, 2007. The acquisition of Banagrícola added approximatedly 950,000 clients, 94 branches and also pension fund management and insurance businesses.
Our reported segments consist of the following activities:
Retail Banking: The Bank’s Retail Banking segment provides a wide range of financial products and services to individuals and SMEs. This segment is important for the Bank’s funding and generation of revenues.
Commercial Banking: The Commercial Banking segment provides commercial banking products and services to all sectors of the economy. Corporate customers are segmented by their economic activity and by their size. This segmentation assures adequate support and adequate pricing according to their risk level.
Small Business Banking: This segment includes legal entities with annual sales of from Ps 250 to Ps 10,000 million, as well as individuals who work independently in the retail, cattle-raising and agricultural sectors, among others. In 2005, the structure of this segment changed aiming to enhance competitiveness in the SMEs banking market and the corporate banking market.
Governmental and Institutional Banking: This segment provides services to institutional customers subject to the supervision of the Superintendency of Finance the Colombian Superintendency of Health or the Colombian Superintendency of Family Subsidy, as well as electric and financial corporations. The governmental customers include public sector entities.
Treasury: The Bank’s Treasury Division is responsible for the management of the Bank’s treasury products, its proprietary liquidity, and its foreign exchange and securities positions. Additionally the Bank realized operations of treasury with its customers further described in section “Item 4.B.5.ii.f — Products and Services”.
Offshore Commercial Banking: Bancolombia Panama S.A., Bancolombia Cayman, Bancolombia Puerto Rico Internacional, Inc and Banco Agrícola (Panama), S.A. provide a complete line of offshore banking services to Colombian customers and Salvadorian customers, including loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments and PC Banking. Through these Subsidiaries, the Bank also offers to its high net worth customers and private banking customers investment opportunities in U.S. Dollars, savings accounts and checking accounts, time deposits, and investment funds.

Leasing: Leasing Bancolombia S.A. and its subsidiaries, Renting Colombia S.A., Renting Perú S.A., Tempo Rent a Car and Sufinanciamiento S.A., offer financial and operational leases. The main areas that require lease financing are infrastructure, import of goods, international leases, real estate, vehicles for executives, leasing for suppliers, and cattle raising.
All other segments: Provide the following products and services:
•
Investment Banking. Banca de Inversión Bancolombia S.A. specializes in providing investment banking services to corporate customers in areas such as mergers and acquisitions, project finance, issuances of debt and equity securities and syndicated loan transactions.

•	Construction Banking. This segment provides services to the construction industry. Construction customers are segmented by the number of construction projects they own.
•
Brokerage and Asset Management. Valores Bancolombia S.A. is a subsidiary of the Bank that provides brokerage and asset management services. It provides its customers with domestic and international investment alternatives.

In El Salvador, Bursabac S.A. de C.V. provides brokerage services for securities that include notes issued by Banco Central de Reserva (El Salvador’s Central Bank), government bonds, Euro bonds, repurchase agreements, securities, and bank and corporate debt securities known as Certificados de Inversion. Bursabac S.A. de C.V. brokerage services also include the trading of foreign debt securities and international securities listed in the Salvadorian Stock Exchange.

•
Manufacturing Segment. The manufacturing segment of the Bank provides a wide range of products to individuals and companies in diverse sectors such as metal parts in gray and ductile iron, both wrought and finished, such as brake systems for automobiles and trucks, accessories for aqueducts and agriculture machinery.

•
Trust, Pension Fund and Insurance. The Bank offers, through its Subsidiary Fiduciaria Bancolombia S.A., five mutual funds and one voluntary retirement fund, all of which are designed to provide customers with the opportunity to diversify their investments.

Through its branch network, Banco Agrícola offers various insurance products (life insurance and educational) from Aseguradora Suiza Salvadoreña S.A. (“Asesuisa”). Banco Agrícola was the first bank in El Salvador to enter the Bancassurance line of business.

Asesuisa offers insurance products for individuals and corporations, covering a wide range of risks and exposures.

AFP Crecer S.A. is a pension fund manager that manages both voluntary and mandatory contributions through individual savings accounts for the elderly, common disability and surviving pensions, as established under the SAP. The SAP and other regulations issued by the Superintendency of Pensions of El Salvador regulate the products and services that AFP Crecer S.A. provides.

B.4. DISTRIBUTION NETWORK
Bancolombia (unconsolidated) provides its products and services through a traditional branch network, as well as through mobile branches (or “Puntos de Atencion Moviles”, which consist of a commercial advisor who visit small towns on specific days, to offer BC’s products and services to the local population), non-banking correspondents, an ATM network, the personal virtual branch, the corporate virtual branch, content portals, Facturanet, the payment button, PC banking, telephone banking systems, Mobile Banking Service, PACs, among others.
Please find below a brief description of each of such channels.
B.4.i. Branch Network
As of December 31, 2007, BC’s consolidated branch network consisted of 888 offices which comprised 719 from Bancolombia (non-consolidated), 107 from Banagrícola and 62 from other subsidiaries.

Company	Number of branches

Bancolombia (unconsolidated)	719
Bancolombia Panamá	1
Leasing Bancolombia	10
Renting Colombia	4
Valores Bancolombia	7
Suvalor Panamá	1
Banca de Inversión Bancolombia	2
Fiduciaria Bancolombia	6
Bancolombia Puerto Rico	1
Multienlace	2
Factoring Bancolombia	5
Sufinanciamiento	6
Renting Perú S.A.C	1
Tempo Rent a Car	5
Inversiones CFNS	1
Banco Agrícola	107
Arrendadora Financiera S.A.	1
Bursabac S.A. de C.V	1
AFP Crecer S.A.	6
Aseguradora Suiza Salvadoreña S.A.	1
Asesuisa Vida S.A.	1

Total	888

B.4.ii. Electronic Distribution Channels
BC has a network of alternative electronic distribution channels, designed to enable cost-effective transactions and services. In order to make its branch offices more efficient, the Bank has worked to transfer customer transactions from branch offices to electronic distribution channels.
Transactions effected through electronic distribution represented more than 83.9% of all transactions in 2007.
The following are the electronic distribution channels offered by the Bank:
B.4.ii.a. Automatic Teller Machines — ATM Network
As of December 31, 2007, on an unconsolidated basis, BC’s ATM network consisted of 1,660 machines throughout Colombia, representing a monthly average of 18,500,000 transactions. In 2007, a total of 330 new machines were installed.
B.4.ii.b. Internet Banking
BC offers the following internet banking channels.
Corporate Virtual Branch
This platform allows corporate customers to consult their account balances and monitor transactions in their deposit accounts, loans,credit cards, make virtual term investments, disburse loans, make payroll and supplier payments, and complete other transactions in real time with the superior level of security that BC believes its customers require.
Personal Virtual Branch
Content Portals
In 2007, a total of 29 portals were consolidated, on Bancolombia’s website: the Grupo Bancolombia portal, segment portals (Personal, Personal Plus, Preferential, Prestige, Entrepreneurial, SME, Corporate and Government), subsidiary portals (Banca de Inversion Bancolombia, Factoring Bancolombia, Fiduciaria Bancolombia, Leasing Bancolombia, Renting Colombia, Sufinanciamiento, Suleasing Internacional Inc, Valores Bancolombia, Bancolombia Panamá, Bancolombia Cayman, Bancolombia Puerto Rico, Bancolombia Miami Agency, Renting Peru and Suvalor Panamá), as well as the micro-sites (CPT, Investor Relations, Banconautas and Economic Research).
Facturanet
Facturanet was the first electronic bill payment system introduced in Colombia, developed by TODO 1 Services, a company with a business model designed to generate revenue from online banking, e-commerce and e-business. Through Facturanet, Bancolombia’s customers can make payments and receive alerts via e-mail when a new bill is submitted for payment from any entity that has signed an agreement with the Bank.

Payment Button
Bancolombia offers two options for making purchases and payments via internet:
•	e-Pagos, a button through which only the Bank’s customers can make purchases and payments via the internet.
•
Electronic Services Supplier (Proveedor de Servicios Electrónicos, or “PSE”), a centralized, standardized system, developed by ACH Colombia S.A. (“ACH”) through which companies may allow their users to purchase and pay for items over the internet, debiting the corresponding amounts from the financial institution where the users have their account and transferring these amounts to the payee accounts. This button accepts payments and purchases from customers pertaining to all banks (including BC) that form part of the ACH network.

The number of transactions made through these payment buttons in 2007 was 942,376 representing a 329% increase as compared to the same period in 2006. This increase was mainly in the PSE channel, since a large number of companies are paying their employees’ social security contributions through this service.
This increase can also be attributed to the amount of new payment buttons being granted to companies and retail establishments that are now entering the e-commerce business.
B.4.ii.c. PC Banking
Enlinea Bancolombia, the remote access platform of the Bank (unconsolidated), allows corporate customers to connect to the Bank via modem through an application that is installed on a computer at the customer’s location. Historically it was an application that the Bank (unconsolidated) provided to its customers before creating the Corporate Virtual Branch.
B.4.ii.d. Telephone Banking
BC’s telephone banking offers customized and convenient advisory services, efficient transactions and the sale of products and services, extending BC’s commercial and service strategy to customers of all segments.
B.4.ii.e. Electronic Point of Service (“PACs”):
Through the Electronic Point of Service (Punto de Atención Cercano Electrónico) BC’s customers may inquire of balances and carry out transactions in checking and savings accounts, transfers funds to their own accounts or to those of third parties at BC or other financial institutions, make payments to public utility services, make credit card payments, make disbursements of loans into accounts and make changes to credit and debit card passwords. As of December 31, 2007, there were a total of 8,657 machines.
B.4.iii. Bancolombia’s Mobile Banking Service
In June 2007, Bancolombia launched its new BancaMovil product, becoming the first financial institution in Colombia to provide this type of service. This new distribution channel allows BC’s clients to conduct the following transactions using their cell phones: transferring funds between Bancolombia accounts, inquires of account balances, purchasing prepaid cell phone air time and paying cell phone invoices.
B.4.iv. Sales Force
As of December 31, 2007, more than 9,900 employees were part of BC’s unconsolidated sales force.

B.5. PRODUCTS AND SERVICES
B.5.i. Loan portfolio
The following is the loan portfolio of products offered through the Retail and SMEs Banking Unit:
B.5.i.a. Personal Banking Loan Portfolio
The different loans available in individual and entrepreneurial segments are listed below.
•	Personal Loans: Unrestricted loans that can be used for any purpose with short and mid-term financing for individuals.
•	Payroll Loans: The Bank offers employees of companies that have an agreement with the Bank an unrestricted loan that can be used for any purpose.
•	Educational Loan (“Crediestudio”): Through this loan the Bank finances undergraduate and graduate students at preferential rates.
•
Virtual Loan (“AudioPréstamo”): The Bank offers its individual customers a revolving line of credit. Disbursements are carried out in real time and the corresponding amounts are deposited in the customers’ primary account or in the account of a third party who has previously registered through the Internet, Contact Center or Electronics Points of Service.

•
Micro-Business Loan (“Microcrédito”): The Bank offers this type of loan through the Entrepreneurial segment. It is especially designed to finance this segment’s working capital or investment needs with an automatic guarantee of 50% of the loan by the FNG “Fondo Nacional de Garantías”.

•
Overdrafts in Checking Accounts: This is a service whereby individuals are entitled to issue checks, carry out online transactions and purchase products and services at any establishment accepting MasterCard, both in Colombia and abroad, without necessarily having the corresponding funds in their checking accounts.

•	Vehicle Loan (“VehiPréstamo”): With this loan the Bank finances the purchase of vehicles for private or commercial use (excluding public transportation vehicles).
•	Executive Loan (“Ejecutivo Empresarial”): A loan with preferential rates, aimed at satisfying the financing needs of employees who work in companies that are Bank’s customers.
The Bank no longer offers the “Free Investment Loan” product which was linked to the UVR rate because, during 2007, the Bank decided that UVR rates should only be linked to mortgage loans like CPT (CPT is a product used to finance the acquisition, construction or remodeling of a house.)
B.5.i.b. SMEs Banking Loan Portfolio
•
Ordinary Loan Portfolio: These loans are granted to SMEs based on the assets maintained in their checking accounts, savings accounts and time deposits. BC’s unconsolidated ordinary loan portfolio also extends to certain special lines such as:

•	Environmental Line of Credit.
•	Business Development Line.
•	Industrial Modernization Line.
•	Standard Implementation Credit for Businesses (Norma Técnica Colombiana or “NTC” and International Organization for Standardization or “ISO”.
•	Severance Line of Credit Treasury Loans: A line of credit that seeks to satisfy customers’ working capital needs generated by temporary liquidity shortage and tax payments.

•	Loans funded by Colombian development banks:
•	BANCOLDEX (Banco de Comercio Exterior de Colombia): A line of credit for financing export and import activities.
•
FINAGRO (Fondo para el Financiamiento del Sector Agropecuario): A line of credit for financing the different phases in goods production, commercialization and/or transformation processes directly from, connected to, or complementary to farming and livestock, forestry, fishing, water, poultry and beekeeping industry activities.

•
FINDETER (Financiera de Desarrollo Territorial): A line of credit that, with credit resources, seeks to support the execution of programs, projects or investments that generate local, regional or national development.

The following table summarizes loans extended to individuals and SMEs in 7 categories and the amount past due for each category:

							As a %	As a %
							of total	of total
	As of		As of		As of		loan	loan			Past due/
	December		December		December 31,		portfolio	portfolio	Past due		total
Loans(1)	31, 2005		31, 2006		2007		2006	2007	loans 2007		type of loan
	(Ps million except percentages)

Credit cards	Ps	582,533	Ps	796,175	Ps	2,020,611	3.2%	5.4%	Ps	151,522	7.5%
Personal loans		1,556,429		2,281,177		3,778,558	9.3%	10.0%		168,693	4.5%
Vehicle loans		629,326		963,072		1,312,396	3.9%	3.5%		74,495	5.7%
Overdrafts		101,957		119,882		218,006	0.5%	0.6%		28,253	13.0%
Loans funded by domestic development banks		403,414		386,283		719,211	1.6%	1.9%		21,264	3.0%
Trade financing		76,643		70,406		97,978	0.3%	0.3%		3,404	3.5%
Working capital loans		1,612,650		2,331,999		3,729,344	9.5%	9.9%		140,842	3.8%

Total retail	Ps	4,962,952	Ps	6,948,994	Ps	11,876,104	28.3%	31.6%	Ps	588,473	5.0%

(1)	Includes loans to high-income individuals and SMEs.
B.5.i.c. Housing/Mortgage Loans in Retail Banking
On July 4, 2007, BC securitized Ps 291.1 billion of its loan portfolio in pesos. On November 6, 2007, BC securitized Ps 264.8 billion of its loan portfolio in pesos and subsequently on December 6, 2007, securitized an additional
Ps 173.2 billion of its loan portfolio in UVRs for a total of Ps 729.1 billion in 2007.
•
Homeowner Loan: This is a line of credit that can be used for purchasing new or existing property that may be taken either at a fixed interest rate for the entire term of the loan or at a UVR linked interest rate which is based on the inflation rate.

•	Real Estate Other Than Housing Loans: This is a UVR-linked line of credit that can be used for acquiring property other than housing that benefits both individuals and entities from all segments.
•	Low-Income Housing (VIS) Remodeling Loan: This is a UVR-linked line of credit used for remodeling low-income housing (valued at less than the equivalent of 135 SMMLV.

•	Housing Construction Loan for Individuals: This UVR-linked line of credit is available to individuals that would like to build their own housing.
•
Real Estate Construction Loans Other Than Housing: This is a UVR-linked line of credit for building property other than housing, for the benefit of both individuals and entities from all banking segments.

•
Short-term Housing Loans: This line of credit is for financing the purchase or remodeling of housing for terms less than 60 months, with possibilities of paying interest based on either a DTF-linked or a fixed rate of interest.

B.5.i.d. Corporate Banking Unit Loan Portfolio
BC has a wide range of products to satisfy the capital needs of its Corporate Banking customers which include the following:

•	Working capital loans: This type of loan is the most common in the corporate market. These loans are mainly variable rate or based on Time Deposit rates, and are re-priced every quarter.
•
Trade financing loans: This type pf loan is typically U.S. dollar-denominated with variable interest rate. Due to regulatory restrictions, this type of loan has maturities of six months or less, whereas some capital assets are financed for up to three years.

•	Loans funded by Colombian development banks: This type of loan has a variable interest rate, based on Time Deposit rates or LIBOR with maturities between six months and five years.
•
Treasury Loans: This is a short- term loan designed to finance working capital needs. These loans have a variable interest rate. Additionally, it is a line of credit that seeks to satisfy customers’ working capital needs generated by temporary liquidity needs and tax payments.

The following table summarizes loans extended to corporate customers in six categories and the amount past due for each category:

							As a % of	As a % of
							total	total
	As of		As of		As of		loan	loan			Past due/
	December 31,		December 31,		December 31,		portfolio	portfolio	Past due		total
	2005		2006		2007		2006	2007	loans 2007		type of loan
	(Ps million except percentages)
Corporate
Trade financing	Ps	783,894	Ps	777,417	Ps	1,159,546	3.2%	3.1%	Ps	14,171	1.2%
Loans funded by domestic development banks		948,659		321,263		882,715	1.3%	2.3%		7,842	0.9%
Working capital loans		7,702,420		11,534,148		16,099,499	46.8%	42.7%		166,135	1.0%
Credit cards		42,293		50,803		43,159	0.2%	0.1%		507	1.2%
Overdrafts		62,041		74,218		59,146	0.3%	0.2%		1,972	3.3%

Total corporate	Ps	9,539,307	Ps	12,757,849	Ps	18,244,065	51.8%	48.4%	Ps	190,627	1.0%

B.5.i.e. Construction Banking Unit Loan Portfolio
The following is the loan portfolio available for Constructor’s customers.
Credit and Financing:
•
Constructor Loans: This line of credit facilitates the building and commercialization of construction projects. The project cash flows are managed allowing the constructor access to the necessary funds as the project advances.

•	Loans For Pre-operative Expense: This is a line of credit offered to professional constructors for the purpose of facilitating investments required prior to developing a housing project.
•
Property Leasing: Financing alternative for new and existing property or property being built, without having to assign working capital for this purpose. The customer selects the property desired, Leasing Bancolombia acquires it and it is leased to the customer for the time originally agreed upon. Once the contract expires, the customer is entitled to acquire the property for a percentage of its initial value, which is agreed upon at the outset in the form of a purchase option.

The following products are offered through Fiduciaria Bancolombia
•
Pre-sales Trust Management services: This is an arrangement whereby the constructor signs a trust management agreement with the Trust Company, Fiduciaria Bancolombia, which acts as trustee protecting the interests of the parties participating in the construction project (option-holders). Once the conditions agreed upon in the trust agreement (break-even points) are met, the funds received in trust are disbursed to the property developer, or any other party responsible for developing the project, as stipulated in the respective agreement.

•
Complete Property trust services: In order to provide the utmost transparency and professional management of project funds, the constructor sets up a separate, self-standing fund by entering into a commercial trust contract for the plot of land, the initial installments, the credit disbursements requested by the constructor and all the other funds that are required for completing each stage of the project.

•
Cash Management trust services: When Fiduciaria Bancolombia signs a commercial trust contract with the constructor of a project, Fiduciaria Bancolombia proceeds to manage all or part of the funds pertaining to the property development project so as to manage these exclusively on behalf of the constructor toward the actual execution of the project.

•	Construction Project Management and Payment trust services: This is a type of trust arrangement for constructor offering an efficient management and administrative capacity for their projects.
The following products are offered indistinctively to all of BC’s (unconsolidated) customers:
Deposit Products
The Bank offers its customers a variety of checking accounts, savings accounts, fixed term deposits and other investment products as a result of arrangements made with BC’s subsidiaries. 20.0% of BC’s total deposits are in checking accounts, 36.9% in savings accounts, 41.6% in time deposits and 1.5% to other deposits.

Checking Accounts
A deposit product that allows customers to deposit sums of money in cash and/or checks and to dispose of balances, totally or partially, through checks, automatic withdrawals/debits, cash withdrawals at branches, card payments at authorized points of service, electronic transfers as well as other different payment and collection means.
Savings Accounts
BC savings accounts are designed for individuals; they accrue interest and disburse interest gains on available balances on a daily basis. BC savings accounts offer different alternatives of return, management fees, transactions, and required minimum balances, all according to customer needs.
AFC Savings Accounts (Ahorro para el Fomento de la Construcción, or “AFC”)
AFC savings accounts were established by the Colombian government in order to promote the construction industry and the purchase of housing through banks that offer mortgage loans. AFC accounts offer tax benefits to all those assigning their savings to paying-off mortgage loans (disbursed for new and used property after September 26, 2001).
Programmed Savings Accounts
These are savings accounts dedicated exclusively for housing purposes under a programmed savings method described in Articles 22 and 23 of Decree 975 dated March 31, 2004. These accounts are available to all those persons interested in obtaining family housing subsidies provided by the Colombian government as described in Decree 975 of 2004. The family housing subsidy is a monetary contribution provided by the Colombian government, which is given to the beneficiary in a lump sum, without having to be reimbursed, thereby supplementing the beneficiary’s savings to be used to purchase or renovate low-income housing. (Decree 975/ 2004. Article 2).
Time Deposits
These time deposits, negotiable on the secondary market, are used to manage liquidity surpluses for terms greater than 30 days, with higher interest rates than those paid on savings accounts.
Cash Management Products
BC offers a variety of financial options through its money desk that facilitate more efficient management of liquidity surpluses or shortfalls. These products serve as a comprehensive risk management mechanism for both the interest and exchange rates, and effectively channel foreign exchange operations.
Credit Cards, Debit Cards and Acquiring Business
As of December 31, 2007, according to information provided by card franchisers and their representatives in Colombia, BC was ranked first in debit card market, second in the credit card market, and as the market leader in the acquiring business.
Credit Cards
As of December 31, 2007, BC had a total of 873,830 outstanding credit cards, including both personal and corporate cards that are distributed among the following franchises: 336,583 MasterCard credit cards, 304,612 Visa credit cards and 232,635 American Express credit cards.

In December 2007, Bancolombia was able to renegotiate American Express franchise exclusivity in Colombia for 10 additional years, encouraging the Bank to increase the share that American Express has on the market and continue strengthening the brand in Colombia.
Bancolombia Cayman Visa credit card is part of the international Visa system, can be used worldwide, and is issued by Bancolombia Cayman.
Sufinanciamiento and Credibac S.A. de CV, subsidiaries of Bancolombia, also have credit card businesses which are described elsewhere in this document. See “Item 4. Information on the Company — B. Business Overview — B.5 Products and Services — B.5.ii Other Products — B.5.ii.g Products Offered by BC’s Subsidiaries.”
Debit Cards
As of December 31, 2007, according to the information provided by card franchisers and their representatives in Colombia, Bancolombia had the first position in the Colombian market with a total of 4,687,959 outstanding debit cards and a 30.29% share of the market.
BC’s (unconsolidated) portfolio of debit products consists of the following types of card:
•	Bancolombia Maestro Debit Cards: 4,496,757 outstanding cards;
•	Bancolombia MasterCard Debit Cards: 191,202 outstanding cards;
•	Bancolombia Prepaid Debit Cards: 86,962 outstanding prepaid debit cards (these are debit cards not associated with any savings account and are used for payments such as payroll, bonuses and prizes).
Acquiring Business
The market share for acquiring business, understood as commercial establishments that accept debit cards and credit cards through Bancolombia, reached 39% as of December 31, 2007, with Ps 8,103 billion in amounts paid to affiliated establishments and Ps 38.1 billion in commissions received, positioning the Bank as number one in this market.
Bancolombia-Payer and Acquiring Business:
•	Visa, MasterCard and American Express payer business: At December 31, 2007, BC had a total of 26,546 affiliated commercial establishments.
•	Acquiring Business — American Express: As of December 31, 2007, this franchise had an aggregate amount of 73,683 affiliated establishments, registering an 18.46% growth compared to the prior year.
CREDIT CARD -ACCUMULATED BILLING

					Increase
(As of December 31, 2007 - in Ps million)	2006		2007		2006/2007
Master Card	Ps	1,565,211	Ps	1,945,680	24%
Visa		1,062,085		1,480,725	39%
American Express		649,902		1,007,659	55%

Total Bancolombia	Ps	3,277,198	Ps	4,434,064	35%

B.5.ii. Other Products
As a full service bank, BC offers a broad portfolio of financial products and banking services. Some important services not described above are listed in this section.
B.5.ii.a. International Remittances
Bancolombia has become one of the leaders in remittance payments in Colombia. It offers beneficiaries the choice of receiving their money in their account or in cash through the largest Colombian remittance payment network. As of December 31, 2007, Bancolombia had 14 agreements with money remitters abroad (10 money remitters companies and 4 banks).
The acquisition of Banagrícola and its international remittances operation has strengthened BC’s position in this business. As of December 31, 2007, Bancolombia (including Banagrícola), had paid 4 million remittances amounting to
US$ 1.7 billion.
B.5.ii.b. Local Remittances in Colombia
BC accepts check deposits drawn on other banks or from cities other than the city where the account was opened.
B.5.ii.c. Tax and Customs Duty Payments
BC offers its customers the convenience of paying national taxes and customs duties through its branch network, thereby acting as intermediary between the Colombian tax authority — National Department of Tax and Customs (Departamento de Impuestos y Aduanas Nacionales or “DIAN”), and the taxpayers.
B.5.ii.d. Bancassurance — (Life/tuition/residential insurance)
Through its branch network, BC offers various insurance products (life insurance, home insurance and personal accident insurance) from Compañía Suramericana de Seguros, one of the major insurance companies in Colombia. BC was the first bank in Colombia to enter the Bancassurance line of business in 1997.
B.5.ii.e. Pension Banking (“Bancapensiones”)
Through its branch network, the Bank offers a voluntary pension fund “Rentapensión”, managed by Fiduciaria Bancolombia, which allows for tax benefits to be obtained through periodic savings, complements the beneficiary’s mandatory pension, provides interest payments, allows for proposed savings targets to be secured and improves the beneficiary’s overall standard of living.
BC offers to the Preferential Banking segment, the voluntary pension fund “Multinversión”, managed by Administradora de Fondos, Pensiones y Cesantías Proteccion S.A. (“Protección”). “Multinversion” is a savings plan associated with Proteccion’s voluntary pension fund and was created to provide customers with an easy and innovative investment alternative with access to both domestic and international markets and, at the same time, tax benefits. As of December 31, 2007, this pension fund managed assets totaling Ps 13,663 billion and the number of customers affiliated in the Preferential Banking segment was 1,844.
B.5.ii.f. Treasury Products
The Bank’s Treasury Division is responsible for the management of the Bank’s treasury products and its proprietary liquidity as well as its foreign exchange and securities positions. The Treasury Division complies with the guidelines related to market and liquidity risk established by the Vice Presidency of Risk.

At a meeting held on February 4, 2008, the Board of Directors of Bancolombia created the Vice Presidency of Treasury, a new position that will manage the Bank’s treasury products and the investment portfolio, former responsibilities of the Vice Presidency of Finance. With this strategy Bancolombia aims to strengthen its treasury products business line.
Among other activities, this division conducts the following operations for the Bank and for its customers, in addition to other activities:
Overnight funds:
•
Inter-banking: These are operations in which BC lends or borrows funds in pesos or U.S. dollars to or from financial institutions on a short-term basis (30 days), without receipt or delivery of a guarantee in exchange.

•
Repurchase Agreements or “Repos”: In repo transactions, BC lends or borrows funds in pesos or U.S. dollars for a short-term (maximum 30 days) to or from financial or non-financial institutions, in exchange for a guarantee.

Other products: Issuance of Time Deposits, Private Debt Investment Portfolio, Tax-Free Debt Investment Portfolio (“TIPS”), Public Debt Investment Portfolio, Spot Colombian Peso / U.S. dollar and Spot Forex, Sovereign and Corporate Securities Investment Portfolio, Credit Derivatives Investment Portfolio, Forward Colombian Peso/U.S. Dollar, Securities Forward, Simultaneous Operations, Interest Rate Swap, Cross Currency Swap, European Option.
B.5.ii.g. Products offered by BC’s Subsidiaries
The following is the portfolio of products offered through Fiduciaria Bancolombia:
Fiduciaria Bancolombia, subsidiary of Bancolombia, offers to its customers a variety of mutual funds, and voluntary pension funds.
In 2007, BC began to take steps to centralize in Fiduciaria Bancolombia the management of the collective funds that are currently offered through Fiduciaria Bancolombia and Valores Bancolombia. The investors of the funds continue to be assisted in the same manner as they have been assisted in the past and have access to the same transactional, consultation and service channels, pending completion of the project. This centralization is in the process of being implemented.
The following is the portfolio of products offered through Leasing Bancolombia:
Leasing Bancolombia is a subsidiary of BC that specializes in leasing activities, offering a wide range of financial leases, operating leases, loans, time deposits and bonds.
•
Financial Leases: With this product, Leasing Bancolombia allows customers to lease predetermined assets, with the option of purchasing them once the lease agreement expires. The financial leasing arrangements offered include import leasing, real estate leasing, infrastructure leasing, vehicle leasing for corporate executives, cattle leasing.

•
Residential Leasing: Allows customers to choose a house or apartment, that may be new, existing, being designed or under construction for long term financing with the option to purchase said property at the end of the lease.

•
Operating Leases: Leasing Bancolombia provides leased assets, usually equipment, for fixed terms that are shorter than the asset’s useful life. Once the lease ends, the customer has the option of acquiring the assets at their commercial value, or return them to Leasing Bancolombia, who then proceeds to sell these assets.

The following is the portfolio of products offered through Renting Colombia:
Traditional renting for sales force executives and/or working vehicles.
•	Company Car: A full service renting product for company executives.
•	Lease-back arrangements: Renting Colombia purchases the transport fleet from the customer and leases it back to the customer.
•	Used vehicle sales: Sale of vehicles returned by customers once the renting contract expires.
The following is the portfolio of products offered through Suleasing International US, Inc.:
Suleasing International USA Inc. offers cross-border financial leases and infrastructure leases for the acquisition of fixed assets. These are alternatives for customers who would like to acquire equipment from suppliers located outside Colombia.
The following is the portfolio of products offered through Banca de Inversión Bancolombia:
Banca de Inversión Bancolombia S.A. specializes in providing investment banking services to corporate customers in areas such as mergers and acquisitions, project finance, issuances of debt and equity securities and syndicated loan transactions. Banca de Inversión Bancolombia also owns and manages a diversified equity portfolio, which invests in different sectors of the Colombian economy, including agriculture, telecommunications and toll road concessions.
The following is the portfolio of products offered through Valores Bancolombia:
Valores Bancolombia is a subsidiary of BC that provides brokerage and asset management services and channels all its professional experience and efforts into providing solutions and proposing differentiated investment alternatives to its customers.
In April 2007, Duff & Phelps granted Valores Bancolombia a maximum Triple AAA rating for the eighth consecutive year.
Valores Bancolombia offers its customers investment alternatives both domestically and internationally.
In the domestic market, customers may access through Valores Bancolombia investments in fixed income securities, equity securities and a wide range of mutual funds, including a series of Renta Valores Bancolombia investment funds (with different risk levels, minimum investment terms and portfolio composition) and the Opción Colombia investment funds, which are distributed through Valores Bancolombia’s own sales force as well as through the Bank’s network.
In the international market, Valores Bancolombia is able to offer diversified off-shore investment alternatives to its customers, including investments in securities issued by the Republic of Colombia overseas. Such investments are generally carried out through its subsidiaries Suvalor Panamá, Bancolombia Puerto Rico International, Inc., Bancolombia Panamá and Bancolombia Cayman or through different correspondent banks and agencies including Smith Barney, UBS International, UBS AG Switzerland and Man Investments.

Valores Bancolombia also offers to its customers specialized service products such as third-party portfolio management, capital markets advisory services and structured products, as well as a wide range of investment related services such as economic research (with investment recommendations and periodic reports) and custody of securities (including through Depósito Centralizado de Valores de Colombia, or “Deceval” and Depósito Central de Valores del Banco de la República, or “DCV” in Colombia and in the international market, through Clearstream Banking, Luxembourg, société anonyme).
The following is the portfolio of products offered through Bursabac:
In El Salvador, Bursabac’s brokerage services provide access to securities that include notes issued by Banco Central de Reserva (El Salvador’s Central Bank), government bonds, Euro bonds, repurchase agreements, stocks, and bank and corporate debt securities known as Certificados de Inversion. Bursabac’s brokerage services also include the trading of foreign debt securities and international stocks listed in the Salvadorian Stock Exchange.
Bursabac also offers asset management services known as administración de cartera which allows investors’ to access three different investment funds known as Portafolios AGIL. These funds invest primarily in fixed income instruments issued by the government of El Salvador and domestic financial institutions, as well as in certificates of deposit issued by domestic banks and foreign government debt.
The following is the portfolio of products offered through Bancolombia (Panama) S.A and Bancolombia Cayman:
Bancolombia Panamá S.A. and Bancolombia Cayman provide a complete line of banking services mainly to Colombian customers, which includes loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments, and PC Banking. Through these subsidiaries, BC also offers to its high net worth customers and prestige banking customers’ investments opportunities in U.S. dollars, in savings accounts and checking accounts, CD-Time deposits, and investment funds.
The following is the portfolio of products offered through Bancolombia Puerto Rico International Inc.:
The products portfolio includes: savings accounts and commercial loans, including international leasing and international factoring as well as specialized short, medium and long term credit lines of credit granted by international banks. Other products are a variety of Time Deposits Certificates. CD-Time Deposit with fixed term, CD-Time Deposit with variable interest rate, a medium term product starting at 18 months, CD-Time Deposit with increasing interest rate, and the CD-Time Deposit in Euros.
The following is the portfolio of products offered through Bancolombia’s Miami Agency:
Bancolombia’s Miami Agency is an international banking agency that offers a broad range of deposit-taking products and services to non-U.S. residents, mainly BC customers, including savings, money market and checking accounts, time deposits, trade finance, working capital and personal loans, and funds transfers among others. Through the Miami Agency, the Bank supports its customers in international trade offering cash management services, and processing of import and export letters of credits, standby letters of credit, guarantees, collections and foreign exchange negotiations. The Agency enhances its products and services portfolio by offering new investment and saving opportunities in the U.S. for both individuals and entities.
The following is the portfolio of products offered through Banco Agrícola Panamá:
Savings accounts available to clients with interest capitalized quarterly. Savings accounts can be opened with a minimum of US$ 5,000 and offer an unlimited number of withdrawals.
Checking accounts can be opened with a minimum of US$ 1,000 and checks are accepted at Banco Agrícola Panamá.

CD’s are available with terms of 30 to 360 days. Interest can be paid monthly or capitalized until maturity. Banco Agrícola (Panamá), S.A. also offers a certificate of deposit with a two year term and the interest rate paid is a spread above the 6-month LIBOR. This account can be opened with a minimum of US$ 10,000.
In addition, Banco Agrícola (Panamá), S.A. offers commercial loans.
The following is the portfolio of products offered through Banco Agrícola de El Salvador:
•	Personal Loans: Unrestricted loans that can be used for any purpose with short and mid-term financing for individuals.
•	Payroll Loans: Banco Agrícola offers employees of companies that have an agreement with Banco Agrícola an unrestricted loan that can be used for any purpose.
•	Overdrafts in Checking Accounts: Allows individuals to issue checks, purchase products and services at any establishment, without necessarily having the corresponding funds in their checking accounts.
•	Home Equity Loan: This is a line of credit that can be used to consolidate debt and is guaranteed by a mortgage on the customer’s home.
The following table summarizes loans extended to Retail customers in six categories and the amount past due for each category:

			As a % of total
			loan portfolio	Past due loans		Past due/ total
	2007		2007	2007		type of loan
	(Ps million, except percentages)

Retail
Credit cards	Ps	11,917	0.0%	Ps	409	3.4%
Personal loans		1,468,721	3.9%		39,739	2.7%
Vehicle loans		6,699	0.0%		111	1.7%
Overdrafts		22,943	0.1%		321	1.4%
Loans funded by domestic development banks		6,204	0.0%		96	1.5%
Trade financing		4,941	0.0%		191	3.9%
Working capital loans		13,399	0.0%		1,535	11.5%

Total retail	Ps	1,534,824	4.0%	Ps	42,402	2.8%

•	Working capital loans: Is the most common type of loan in the Salvadorian corporate market. These loans have variable interest rates that can be repriced monthly.
•	Trade financing loans: are loans typically U.S. dollar-denominated with variable interest rates.
•	Treasury Loans: This is a short-term loan designed to finance working capital needs. These loans have a variable interest rate.

The following table summarizes loans extended to corporate customers in four categories and the past due amount for each category:

			As a % of total
			loan portfolio	Past due loans		Past due/ total
	2007		2007	2007		type of loan
	(Ps million, except percentages)

Corporate
Trade financing	Ps	279,510	0.7%	Ps	5,098	1.8%
Loans funded by domestic development banks		39,758	0.1%		1,132	2.8%
Working capital loans		2,133,961	5.7%		58,541	2.7%
Credit cards		2,211	0.0%		0	0.0%
Overdrafts		8,611	0.0%		137	1.6%

Total corporate	Ps	2,464,051	6.5%	Ps	64,908	2.6%

Banco Agrícola de El Salvador also offers, checking accounts, saving accounts, time deposits.
•	Credit Cards: As of December 31, 2007, Banco Agrícola had a total of 126,925 outstanding credit cards, including both personal as well as corporate cards.
•	Debit Cards: As of December 31, 2007, Banco Agrícola had an aggregate amount of 598,995 debit cards of Banco Agrícola, brand (Chequemax).
•
International Remittances: Banco Agrícola has become one of the leading banks in the family remittance market. In 2007, Banco Agrícola’s strategy to extend banking services to a broader range of customers has allowed Banco Agrícola to offer highly attractive services to Salvadorians living abroad and to their respective families in El Salvador.

•
Bancassurance — (Life/educational): Through its branch network, Banco Agrícola offers various insurance products (life insurance and educational) from Asesuisa a subsidiary of Banagrícola. Banco Agrícola was the first bank in El Salvador to enter the Bancassurance line of business.

The following is the portfolio of products offered through Credibac S.A de C.V.:
Products for individuals: fixed payment, classic, gold and platinum cards. In addition, it owns a co-branding card with Super Selectos, the largest retailer store in El Salvador.
Products for businesses: Assists businesses with working capital needs and corporate purchases, through a range of products. During 2007 Credibac, S.A. de C.V., launched the Visa Business Card, designed for SMEs.

The following is the portfolio of products offered through Asesuisa:
Asesuisa offers protection through insurance products for individuals and corporations, covering a wide range of risks and exposures. There are three main divisions of products:
•	Life and Health intended to cover death, disability, and health for individuals and groups.
•
Individual Life: An insurance contract that covers the insured’s beneficiaries in case of death. There are two main products: term life which covers the insured’s life during a period of time, and permanent life which offers benefits such as savings and investments in addition to life insurance.

•	Group Life: Offers life insurance to groups of people who have a common interest such as being members of the same institution as employees, students, debtors or others.

•	Personal Accidents and Health: Provides coverage for health treatments and procedures as well as death coverage in case of accidents or natural causes.

•	Life Bancassurance: Utilizes banking agencies and personnel as a distribution channel for insurance products.

•	Death and Disability for Pensions Funds: A group life insurance that supplements the amount of funds needed to pay future pensions to beneficiaries in case of death or disability of the insured.
•	Property and Casualty that covers material damages and/or liabilities:
•	Fire and associated Perils: Covers damages to property caused by external causes and events such as fire, natural disasters and others.

•	Auto Insurance: Covers damages to vehicles as a consequence of accidents, theft, or other causes that reduce or destroy their value.

•	Cargo: Cover losses to merchandise and other goods during their transportation by sea, land or air.

•
Miscellaneous Products: A wide rage of products designed to cover different risks and liabilities such as theft of goods, money and valuables, damages to machinery and electronic equipments, constructions process, third party liabilities; among other products.

•	Bonds: Guarantees to third parties the proper performance and compliance obligations and responsibilities arising from contracts executed by our customers.
The following is the portfolio of products offered through AFP Crecer S.A.:
AFP Crecer S.A. is a pension fund that manages both voluntary and mandatory contributions through individual savings accounts for the elderly, common disability and surviving pensions, as established under the SAP. The SAP and other regulations issued by the Superintendency of Pensions of El Salvador regulate the products and services that AFP Crecer S.A. provides.
The following is the portfolio of products offered through Sufinanciamiento:
Sufinanciamiento specializes in consumer finance products such as vehicle financing, private brand credit cards and personal loans to be used at the customers discretion. Sufinanciamiento also finances insurance premiums and payroll loans.
Sufinanciamiento has an alliance with Almacenes Éxito S.A. (Tarjeta Exito), a private brand credit card that has managed to gain an important share in the market, going from 710,587 cards outstanding at the end of 2006 to a total of 1,015,882 at the end of 2007. In just two years and in terms of cards outstanding, the Tarjeta Exito product is the third largest credit card in Colombia, with the same ranking as Visa and Mastercard, with 14% of the total market share.

The following is the portfolio of products offered through Factoring Bancolombia:
Factoring Bancolombia S.A. has a portfolio composed of the following products: Línea Triangular, Plus Factoring, Flex Factoring, Export Factoring.
B.5.iii. New Products or Services
During 2007, BC continued advancing in its efforts to diversify and improve its product portfolio. Below a brief description of significant accomplishments during 2007.
CPT
In June 2007, BC launched the product “CPT Más que Casa”. This strategy is aimed at continuing to support the real estate business dynamics initiated in March 2006 when the product “CPT Casa propia para todos” (CPT for Housing) was launched. “CPT Más que Casa” is a product used to finance the acquisition, construction or remodeling of real estate other than housing, such as commercial properties, offices, industrial warehouses, etc.
The product is aimed to enterprises of any size in any sector of the economy as well as to individuals, financing terms of up to 12 years, including additional credit limits for equipment and furniture.
Banconautas
In June 2007, Bancolombia launched its new savings program for children under 10 years of age, called Banconautas, for the purpose of motivating children to save. As of December 31, 2007, we had more than 20,000 Banconautas.
B.6. COMPETITION
B.6.i. Description of the Colombian Financial System
Overview
The Colombian financial system was historically comprised of specialized institutions operating in market niches that were regulated and delineated by law. However, Law 45 of 1990, Law 35 of 1993 and the Estatuto Orgánico del Sistema Financiero (Decree 663 of 1993, as amended) significantly deregulated the Colombian financial system, providing commercial banks with the opportunity to set up subsidiaries to compete in different markets, and permitting other financial institutions to enter markets in the Colombian financial system from which they had previously been excluded. These laws have increased competition among the different types of financial institutions, promoted consolidation of the financial industry and created considerable overlap in the permitted scope of business activities of the various types of financial institutions, particularly with respect to foreign exchange operations. This legal framework also permits foreign investment in all types of financial institutions.
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

Over recent years, the Colombian banking system has been undergoing a period of readjustment given the series of mergers and acquisitions that have taken place within the sector, reflecting worldwide tendencies towards a greater consolidation on the part of ever growing financial institutions. More specifically, several mergers and acquisitions took place in 2005, including the Conavi/Corfinsura merger, the acquisition of Banco Aliadas by Banco de Occidente, the merger of Banco Tequendama and Banco Sudameris, as well as the merger of the Colmena and the Caja Social banks. The trend towards mergers and acquisitions continued throughout 2006, with the completion of certain transactions first announced during 2005. These include the acquisition of Banco Superior by Davivienda, of Banco Granahorrar by BBVA Colombia and of Banco Unión by Banco de Occidente. Also during 2006, Banco de Bogota acquired Megabanco and Davivienda announced its acquisition of Bancafé. In 2007, HSBC acquired Banitsmo and Bancolombia also completed the acquisition of Banagrícola in El Salvador. In addition, as of January 31, 2008, General Electric (GE) Money had acquired in a series of transactions 49.7% of Colpatria’s outstanding shares. For more information on the acquisition of Banagrícola, please refer to “Item 4. Information on the Company-A. History and Development of the Company.”
As a result, as of December 31, 2007 and according to the Superintendency of Finance the principal participants in the Colombian financial system were the Central Bank, 16 commercial banks (nine domestic banks, six foreign banks, and one state owned bank), three finance corporations, 25 commercial finance companies (nine leasing companies and 16 traditional finance companies) and 10 special state owned institutions or Instituciones Oficiales Especiales. In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, pension and severance pay funds also participate in the Colombian financial system.
Financial System Evolution in 2007
Despite a restrictive monetary policy, the financial system recorded a substantial increase in its activities during 2007, although lower than that experienced in 2006. According to the Superintendency of Financia, the financial system’s portfolio decreased from a total growth of 32.7% for 2006 to 24.9% for 2007. This reduction in the rate of expansion of the credit business mainly affected consumer and micro loans, which decreased from 49.4% and 33.7% respectively in 2006 to 32.4% and 17.2% in 2007. The growth in commercial loans declined from 28.4% to 22.7%, whereas, mortgage loans increased from 10.8% to 17.3% (including securitizations) illustrating a substantial recovery subsequent to the period of reduction from 2000 to 2005.
The dynamic of the financial system’s loan portfolio was associated with indicators of quality of loan portfolio (past due loans/total loans) of 2.26% and coverage (provisions/past due loans) of 132.62%,a s of December 31, 2007, as compared with indicators of 2.62% and 153.58%, respectively as of December 31, 2006.
This tendency towards reorganization in the composition of assets in favor of the loan portfolio became more pronounced during 2007. The loan portfolio as a percentage of total assets increased from 60.6% as of December 31, 2006 to 64.3% as of December 31, 2007. The investment portfolio as a percentage of total assets decreased from 24.2% as of December 31, 2006 to 19.0% as of December 31, 2007.
At the end of 2007, the Colombian financial sector recorded Ps 183.3 trillion in total assets, representing an 18.06% increase as compare to the same period in 2006. The financial system’s total composition of assets shows banks with a market share of 86.2%, followed by commercial financing companies with 10.5%, financial corporations with 2.1%, and cooperative organizations with 1.2%.
In terms of profits, the financial system recorded a total of Ps 3.99 trillion for 2007, an increase of 12.4% compared to 2006 when it recorded Ps 3.55 trillion. The technical capital ratio for credit institutions was 13.4% (including banks, financing companies and commercial financing companies), as of December 31, 2007, which is well above the minimum legal requirement of 9%.
B.6.ii. Bancolombia and its Competitors
In 2007, according to the Superintendency of Finance, Bancolombia ratified its leading position in the Colombian finance sector, among 16 different entities, and ranked first in terms of assets according to the Superintendency of Finance. Its main competitors in the corporate sector are Banco de Bogota, Davivienda, BBVA and Banco de Occidente. In the consumer sector BC’s main competitors are Banco Davivienda, BBVA, Popular and Citibank.

Indicators for Bancolombia and Its Competitors
The following table shows the key profitability and loan portfolio quality indicators for Bancolombia and its main competitors. The table also shows the capital adequacy requirements for Bancolombia and its main competitors as of December 31, 2007 as compared to the previous year.

					Past due loan/		Allowances/
	ROE		ROA		Total loans		Past due loans		Capital Adequacy
	Dec-06	Dec-07	Dec-06	Dec-07	Dec-06	Dec-07	Dec-06	Dec-07	Dec-06	Dec-07
Bancolombia (unconsolidated)	17.2%	15.9%	2.2%	2.4%	1.87%	2.39%	191.12%	169.57%	11.6%	17.4%
Banco de Bogota	13.9%	19.1%	1.9%	2.3%	1.83%	2.25%	185.27%	152.90%	12.6%	10.0%
Banco de Occidente	16.4%	18.8%	2.1%	2.2%	2.18%	2.75%	186.85%	160.98%	9.8%	11.6%
BBVA	19.1%	21.2%	1.8%	1.8%	2.58%	2.49%	213.09%	161.41%	14.0%	10.9%
Citibank	11.1%	13.9%	1.5%	2.2%	2.35%	4.33%	145.86%	109.82%	12.3%	12.8%
Davivienda	16.3%	27.3%	1.7%	2.7%	4.13%	4.15%	143.80%	144.72%	11.4%	12.0%
Banco Popular	22.4%	24.2%	2.5%	2.3%	2.27%	2.24%	211.59%	197.09%	13.2%	9.8%
Source: Ratios are calculated by Bancolombia’s based on figures from the Superintendency of Finance.
The following charts illustrate the market share of Bancolombia (unconsolidated) and its main competitors with respect to various key products, based on figures published by the Superintendency of Finance for the years ended December 31, 2005, 2006 and 2007:
Total Net Loans
Market Share

Total Net Loans - Market
Share %	2005	2006	2007

Bancolombia	20.86	20.30	21.51
Bogotá	10.06	13.97	13.83
Occidente	6.14	6.60	6.75
Citibank	3.77	4.38	4.24
BBVA	8.10	10.80	11.20
Davivienda	5.55	9.08	12.37
Popular	5.37	4.77	4.94
Source: Ratios are calculated by Bancolombia based on figures from the Superintendency of Finance
Checking Accounts
Market Share

Checking Accounts - Market
Share %	2005	2006	2007

Bancolombia	19.04	21.03	22.30
Bogotá	16.28	17.03	17.20
Occidente	11.19	12.77	13.50
Citibank	3.05	3.26	2.79
BBVA	9.56	9.64	9.71
Davivienda	2.72	6.12	10.29
Popular	6.23	5.57	5.60
Source: Ratios are calculated by Bancolombia based on figures from the Superintendency of Finance

Time Deposits
Market Share

Time Deposits - Market
Share %	2005	2006	2007

Bancolombia	14.61	13.75	14.27
Bogotá	5.67	9.65	11.58
Occidente	3.36	3.10	3.87
Citibank	3.44	5.62	6.15
BBVA	7.84	10.97	11.15
Davivienda	6.63	12.80	14.95
Popular	2.73	2.91	3.43
Source: Ratios are calculated by Bancolombia based on figures from the Superintendency of Finance
Saving Accounts
Market Share

Saving Accounts - Market
Share %	2005	2006	2007

Bancolombia	18.58	20.06	19.68
Bogotá	11.31	12.82	13.29
Occidente	6.41	6.18	6.39
Citibank	2.45	3.39	3.29
BBVA	8.33	12.85	13.53
Davivienda	8.77	10.67	13.58
Popular	8.42	6.93	6.85
Source: Ratios are calculated by Bancolombia based on figures from the Superintendency of Finance
B.6.iii. Description of the Salvadorian Financial System
As of December 31, 2007 and according to the Salvadorian Superintendency of Finance, the principal participants in the Salvadorian financial system were nine non-state-owned banks, two state-owned banks and two foreign bank agencies. The system total assets amounted US 13.06 billion of which 66.6% is represented by loans, 14.4% by investment, 13.6% by cash and due from banks and the remaining in other assets.
B.6.iv. Banco Agrícola and its Competitors
In 2007, and according to the Salvadorian Superintendency of Finance, Banco Agrícola ratified its leading position in the Salvadorian finance sector and ranked first in terms of assets. Its main competitors are Cuscatlan, HSBC, Scotiabank and BAC, all of which are non-state-owned banks. The following table shows the Salvadorian market share for the main competitors according to the Salvadorian Superintendency of Finance, for the year ended 2007:

	MARKET SHARE
	Assets	Shareholder’s Equity	Loans	Deposits
Banco Agrícola	28%	28%	28%	28%
Cuscatlan	25%	25%	25%	25%
HSBC	17%	17%	17%	17%
Scotiabank	15%	16%	16%	15%
BAC	6%	5%	6%	6%
Others	9%	9%	8%	9%

B.7. SUPERVISION AND REGULATION
Colombian Banking Regulators
Pursuant to the Colombian Constitution, Colombia’s National Congress has the power to prescribe the general framework within which the government may regulate the financial system. The governmental agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank, the Colombian Ministry of Finance and Public Credit (“Ministry of Finance”) and the Superintendency of Finance.
Central Bank:
•
The Central Bank exercises the customary functions of a central bank, including price stabilization, legal currency issuance, regulation of currency circulation, credit and exchange rate monitoring and administration of international reserves. Its board of directors is the regulatory authority for monetary, currency exchange and credit policies, and is responsible for the direction and execution of the Central Bank’s duties. The Central Bank also acts as a last resort lender to financial institutions.

•
Pursuant to the Colombian Constitution of 1991, the Central Bank has autonomy from the government in the formulation of monetary policy and for administrative matters. Specifically, the Constitution of 1991 established administrative, technical, budgetary and legal autonomy for the Central Bank and its board of directors in respect of monetary, credit and foreign exchange matters. The Central Bank reports only to the National Congress. Its board of directors has seven members, one of whom is the Minister of Finance and Public Credit.

Ministry of Finance and Public Credit:
•	This Ministry designs, coordinates, regulates and executes economic policy, guaranteeing an optimum administration of public finances for the economic and social development of the country.
•
One of the functions of the Ministry of Finance is to intervene in all aspects of finance, securities and insurance activities. It is also responsible for inspecting, supervising and controlling all those entities engaged in such activities, specifically through the Superintendency of Finance.

•
As part of its duties, the Ministry of Finance issues decrees and regulations related mainly, to financial, taxation, customs, public credit and budgetary matters that may affect banking operations in Colombia.

Superintendency of Finance:
•
The Superintendency of Finance was created as a result of the merger between the Superintendency of Banking and the Superintendency of Securities through Decree 4327 issued by the President of the Republic of Colombia, in November 2005.

•
All the responsibilities and attributions of the former Superintendency of Banking and Superintendency of Securities set fort in Decree 663 of 1993, as amended, Decree 2739 of 1991, as amended, and Law 964 of 2005, were assigned to the newly created Superintendency of Finance.

•
The Superintendency of Finance is a technical branch of the Ministry of Finance that acts as the inspection, supervision and control authority of the financial, insurance and securities exchange sectors and any other activities related to the investment or management of the public’s savings. The Superintendency of Finance has been entrusted with the objective of supervising the Colombian financial system with the purpose of preserving its stability and trustworthiness, as well as promoting, organizing and developing the Colombian securities market and protecting the users of financial and insurance services and investors.

•	Financial institutions must obtain the authorization of the Superintendency of Finance before initiating operations.
•
Violations to provisions of Colombia’s financial system are subject to administrative sanctions and, in some cases, may have criminal consequences. The Superintendency of Finance may inspect Colombian financial institutions on a discretionary basis, and has the authority to impose fines on such institutions, their directors and officers for violations of Colombian laws, regulations, or such financial institutions’ own by-laws.

•	In addition, the Superintendency of Finance continues to make on-site inspections of Colombian financial institutions, including BC, on a regular basis, as did the Superintendency of Banking.
•	Both as a financial institution and as an issuer of securities traded in the Colombian Stock Exchange, Bancolombia is subject to the supervision and regulation of the Superintendency of Finance.
•
Additionally, Bancolombia’s subsidiaries located in Colombia, which are financial entities finance corporations, commercial finance companies, trust companies and its brokerage firm are each subject to the supervision and regulation of the Superintendency of Finance.

Regulatory Framework for Colombian Banking Institutions
The basic regulatory framework for the operations of the Colombian financial sector is set forth in Decree 663 of 1993, modified among others, by Law 510 of 1999, Law 546 of 1999, Law 795 of 2003 and Law 964 of 2005. Laws 510 and 795 substantially modified the control, regulation and surveillance powers of the Superintendency of Banking (now Superintendency of Finance). Law 510 also streamlined the procedures for the Fondo de Garantías de Instituciones Financieras (“Fogafin”), an agency that assists troubled financial institutions and intervenes on behalf of economically troubled companies. The main purpose of Law 510 was to increase the solvency and stability of Colombia’s financial institutions, by establishing rules regarding their incorporation, as well as permitted investments of credit institutions, insurance companies and investment companies. Law 546 of 1999 was enacted in order to regulate the system of long-term home loans. Afterwards, Law 795 was enacted with the main purpose of broadening the scope of activities to be performed by financial institutions and to update Colombian regulations with the latest principles of the Basel Committee. Law 795 also increased the minimum capital requirements in order to incorporate a financial institution (for more information see “Minimum Capital Requirements” below) and authorized the Superintendency of Finance to take precautionary measures, consisting mainly in preventive interventions with respect to financial institutions whose capital falls below certain thresholds. For example, in order to avoid a temporary taking of possession by the Superintendency of Finance, troubled financial institutions must submit to the Superintendency of Finance a restructuring program to restore their financial situation.
In order to implement and enforce the provisions related to Colombia’s financial system, the Superintendency of Finance and the board of directors of the Central Bank issue periodic circulars and resolutions. By means of External Circular 007 of 1996, as amended, the Superintendency of Banking (now Superintendency of Finance) compiled all the rules and regulations applicable to financial institutions. Likewise, by means of External Circular 100 of 1995, as amended (“Basic Accounting Circular”), it compiled all regulations applicable to the accounting and financial treatment of banking financial institutions.

On April 10, 2008, the Colombian Government presented a bill to the Colombian congress that establish customers’ rights and financial institutions’ obligations, allowing customers to have more tools in order to resolve disputes arising from a business relationship between the customer and the financial institution. As of June 19, 2008 this bill is still being discussed by Colombian Congress.
Violations of Laws 510, 795 and 964, as well as of specific provisions of Decree 663 and their relevant regulations are subject to administrative sanctions and, in some cases, criminal sanctions.
Key Interest Rates
Colombian commercial banks, finance corporations and commercial finance companies are required to report to the Central Bank, on a weekly basis, data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank calculates the Tasa de Captaciones de Corporaciones Financieras (“TCC”) and the Depósitos a Término Fijo (“DTF”) rates, which are published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The TCC is the weighted average interest rate paid by finance corporations for deposit maturities of 90 days. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and commercial finance companies for certificates of deposit with maturities of 90 days. For the week of March 26-30, 2008, the DTF was 7.60% and the TCC was 6.50%.
In January 2008, the Central Bank published a new reference interest rate called Indicador Bancario de Referencia (“IBR”). The IBR will act as a reference of overnight and one-month interbank loans, based on quotations to be submitted on every business day by eight participating banks to the Central Bank. Using a weighted average of the quotations submitted, the Central Bank will calculate the overnight IBR on every business day. The one-month IBR is calculated each Tuesday.
Capital Adequacy Requirements
Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 1720 of 2001, as amended) are based on the Basel Committee standards. The regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets.
Technical Capital for the purposes of the regulations consists of basic capital (“Primary Capital”) and additional capital (“Secondary Capital”) (collectively, “Technical Capital”). Primary Capital consists mainly of:
•	outstanding and paid-in capital stock;
•	legal and other reserves;
•	profits retained from prior fiscal years;
•
the total value of the revaluation of equity account (revalorizacion del patrimonio) (if positive) and of the foreign currency translation adjustment account (ajuste por conversion de estados financieros);

•
current fiscal year profits in a proportion equal to the percentage of prior fiscal year profits that were capitalized, or allocated to increase the legal reserve, or all profits that must be used to cover accrued losses;

•
any shares held as guarantee by Fogafin when the entity is in compliance with a recovery program aimed at bringing the Bank back into compliance with capital adequacy requirements (if the Superintendency of Finance establishes that such recovery program has failed, these shares shall not be taken into account when determining the Primary Capital);

•	subordinated bonds issued by financial institutions and subscribed by Fogafin when they comply with the requirements stated in the regulations;
•	the part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation;
•	the value of dividend declared to be paid in shares; and
•	the value of the liabilities owed by minority interests.
Items deducted from Primary Capital are:
•	any prior or current period losses;
•	the total value of the capital revaluation account (if negative);
•	accumulated inflation adjustment on non-monetary assets (provided that the respective assets have not been transferred);
•
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

•
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

Secondary Capital consists of other reserves and retained earnings, which are added to the Primary Capital in order to establish the total Technical Capital. Secondary Capital includes:
•	50% of the accumulated inflation adjustment of non-monetary assets (provided that such assets have not been disposed of);
•	50% of asset reappraisal (excluding revaluations of foreclosed assets or assets received as payment of credits);
•
mandatory convertible bonds effectively subscribed and paid, with maturities of up to 5 years, (provided that the terms and conditions of their issuance were approved by the Superintendency of Finance and subject to the conditions set forth by the Superintendency of Finance);

•	subordinated monetary obligations as long as said obligations do not exceed 50% of Primary Capital, and comply with additional requirements stated in the regulations;
•	the part of the surplus capital account from donations that complies with the requirements set fort in the applicable regulation; and
•	general allowances made in accordance with the instructions issued by the Superintendency of Finance.

The following items are deducted from Secondary Capital:
•
50% of the direct or indirect capital investments (in entities subject to the supervision of the Superintendency of Finance excluding subsidiaries) and mandatory convertible bonds reappraisal, that complies with the requirements set fort in the applicable regulation;

•
50% of the direct or indirect capital investments (excluding subsidiaries) and mandatory convertible bonds reappraisal, of foreign financial entities with respect to which the bank’s share is or exceeds 20% of the entity’s subscribed capital.

•	the value of the devaluation of equity investments with low exchange volume or which are unquoted.
In computing Technical Capital, Secondary Capital may not exceed (but can be less than) the total amount of Primary Capital.
The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2007:

	As of December 31, 2007
	(Ps million, except percentages)

Subscribed capital	Ps	460,684
Legal reserve and other reserves		3,359,604
Unappropriated retained earnings		92,218
Net Income		1,054,315
Subordinated bonds subscribed by Fogafin		7,346
Less:
Long — term investments		(91,730)
Non — monetary inflation adjustment		(153,336)

Primary capital (Tier I)	Ps	4,729,101

Reappraisal of assets	Ps	121,363
Provision loans		128,087
Non-monetary inflation adjustment		81,362
Subordinated bonds		848,404

Computed secondary capital (Tier II)	Ps	1,179,216

Primary capital (Tier I)	Ps	4,729,101
Secondary capital (up to an amount equal to primary capital) (Tier II)		1,179,216

Technical Capital	Ps	5,908,317

Capital ratios
Primary capital to risk-weighted assets (Tier I)		10.14%
Secondary capital to risk-weighted assets (Tier II)		2.53%

Technical capital to risk-weighted assets		12.67%

Risk weighted assets included market risk	Ps	46,628,036

As of December 31, 2007, the Bank’s Technical Capital ratio was 12.67%, exceeding the requirements of the Colombian government and the Superintendency of Finance by 367 basis points. The Bank’s capital has fluctuated over time and could continue to experience such fluctuations in the future. The Bank expects, however, to be able to continue to meet all capital adequacy requirements under Colombian law.
Liquidity risks and market risks are currently governed by the Basic Accounting Circular, issued by the former Superintendency of Banking (now Superintendency of Finance), which defines criteria and procedures for the Bank’s exposure to interest rate risk, foreign exchange risk, and market risk. Since January 2002, Colombian Banks have been required to calculate a VaR (value at risk) with a methodology provided by the Superintendency of Finance, which is considered in the Bank’s solvency calculation, in accordance with Decree 1720 of 2001. Future changes in VaR requirements could have material impact on the Bank’s operations in the future. The Superintendency of Finance, in its External Circular 037 of 2004, provided that financial institutions must maintain a ratio between its Technical Capital and credit/market risk-weighted assets of more than 9%.
BC’s loan portfolio, net of provisions, is 100% weighted as risk-weighted assets. By measuring credit risk, the provisions corresponding to each of BC’s operations is duly determined. For this purpose, different levels of risk are set up, and different ratings are awarded A, B, C, D and E to the different credit operations showing the gradual increase in risk. Each of these ratings have a minimum provision level, as established by the Superintendency of Finance in Chapter II of the Basic Accounting Circular, which are duly complied with in the case of each of the Bank’s credit transactions.
Minimum Capital Requirements
The minimum capital requirement for banks on an unconsolidated basis is established in article 80 of Decree 633 of 1993, as amended from time to time. The minimum capital requirement for 2007 was Ps 62,069 million. Failure to meet such requirement can result in a fine by the Superintendency of Finance of 3.5% of the difference between the required minimum capital and the Bank’s effective capital for each month in arrears. As of December 31, 2007, the Bank has met all such requirements.
Capital Investment Limit
All investments in subsidiaries and other authorized capital investments, other than those carried out in order to fulfill legal provisions, may not exceed 100% of the total aggregate of the capital, equity reserves and the equity reappraisal account of the respective bank, financial corporation or commercial finance company, excluding unadjusted fixed assets and including deductions for accumulated losses.
Foreign Currency Position Requirements
According to External Resolution 5 of 2005 issued by the board of directors of the Central Bank, a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.
Resolution 4 of 2007 of the board of directors of the Central Bank provides that the average of a bank’s foreign currency position for 3 business days cannot exceed the equivalent in Colombian pesos of 20% of the bank’s Technical Capital. Currency exchange intermediaries such as BC are permitted to hold a 3 business day’s average negative Foreign Currency Position not exceeding the equivalent in foreign currency of 5% of its Technical Capital (with penalties being payable after the first business day). As of March 31 2008, BC had an unconsolidated negative foreign currency position of US$ 13.16 million, which falls within the aforementioned regulatory guidelines. For further discussion, see Note 3 to the Bank’s consolidated financial statements included in this Annual Report.

Resolution 4 of 2007 also defines foreign currency position in cash (posición propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities. A bank’s 3 business days average foreign currency position in cash can not exceed 50% of the bank’s Technical Capital. In accordance with Resolution 4 of 2007, the 3 day average shall be calculated on a daily basis and the foreign currency position in cash cannot be negative.
Resolution 4 of 2007 also defines the gross position of leverage which is equal to (i) the value of term contracts denominated in foreign currency; plus (ii) the value of transactions denominated in foreign currency to be settled within two days in cash; and (iii) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. Resolution 4 of 2007 sets a limit to the gross position of leverage which cannot exceed 550% of the technical capital of a bank.
On August 24, 2007, the board of directors of the Central Bank issued Resolution 12 of 2007, which added a paragraph to Article 3 of Resolution 4 of 2007. Article 1 of Resolution 12 of 2007 excludes from the calculation of the gross position of leverage exchange transactions that intermediaries of the foreign exchange market perform, in their role as local suppliers of liquidity of foreign currency, using the Systems of Compensation and Liquidation of Currencies when there is a breach of payment by a participant. In accordance with certain regulations, the funding in foreign currency that the intermediaries would obtain to perform these exchange transactions is also excluded from the calculation.
Reserve Requirements
Commercial banks are required by the Central Bank’s board of directors to satisfy reserve requirements with respect to deposits. Such reserves are held by the Central Bank in the form of cash deposits and their required amounts vary. According to the Central Bank’s board of directors’ Resolution 7 of 2007 and Resolution 3 of 2007, the reserve requirements for Colombian banks as of May 7, 2007 are:

	Ordinary Reserve	Marginal Reserve
	Requirements %	Requirement (%)(2)
Private demand deposits	8.3	27
Government demand deposits	8.3	27
Other deposits and liabilities	8.3	27
Savings deposits	8.3	27
Time deposits (1)	2.5	5

(1)	2.5 % and 5% for deposits with maturities under 540 days, and 0% for deposits with maturities above 540 days.

(2)
Over the excess balance of the deposits as of May 7, 2007 for any determination date. In the event that the balance as of May 7, 2007 is below the existing amounts of such date, the marginal reserve requirements does not apply.

Central Bank’s board of directors’ Resolution 5 of 2008, released at June 20, 2008, changed the ordinary reserve requirements which will be equal to (i) 11.5% for Private Demand, Government demand, Savings and Other deposits and liabilities; (ii) 6% for Time Deposits under 540 days; (iii) 0% for deposits with maturities above 540 days. This resolution eliminates the marginal reserve requirements and will be applied beginning August 13, 2008.
Foreign Currency Loans
The board of directors of the Central Bank requires every Colombian resident and institution borrowing under foreign currency loans, regardless of the term or conditions of the loan, to post with the Central Bank a non-interest bearing deposit for a percentage of the respective indebtedness and during a term specified by the Central Bank’s board of directors. According to External Resolution 2 of 2007, the deposit is required to be 40% of the amount received from any such borrowings, which must be converted into pesos using the Representative Market Rate for the date in which the deposit will be made. Such deposit is non-interest bearing and has a term of 6 months. The receipt whereby the deposit is evidenced is not negotiable.
Additionally, Decree 1888 of 2008, increased the percentage of the deposit required from 40% to 50% for the foreign capital portfolio investments.

Pursuant to Resolution 18 of 2007 of the board of directors of the Central Bank, the deposit may be posted in U.S. dollars or in Colombian pesos. If posted in U.S. dollars the amount must be converted into Colombian pesos using the Representative Market Rate for the date in which the deposit is posted. Upon expiration of the six month term, the Central Bank will return the same amount deposited.
For pre-financing exportation, the deposit will be posted in the Central Bank in legal currency, for an amount equivalent to eleven percent (11%) of the value of the disbursement converted into Colombian pesos using the Representative Market Rate for the date in which the deposit is made, or for an amount of twenty percent (20%) of the value of the disbursement, if the deposit is posted in U.S. Dollar. Such deposit is non-interest bearing and has a term of 12 months.
The deposit that must be posted with the Central Bank for foreign capital portfolio investments is regulated by Decree 1888 of 2008 issued by the Ministry of Finance which amends Decree 2080 of 2000, as amended by Decrees 1801, 2466 and 4814 of 2007. This deposit is equal to an amount equivalent to fifty percent (50%) of the investment. The deposit may be posted in U.S. dollars or in Colombian pesos, in which case the amount in U.S. dollars must be converted into Colombian pesos by using the Representative Market Rate for the date in which the deposit is posted.
However, this deposit may be redeemed at any time, subject to paying a discount fee to the Central Bank. The applicable discount fee is set by the regulation and it varies depending on the time when the deposit is redeemed.
The deposit may be redeemed at the time of its posting or prior to its maturity, subject to the following discount percentages, according to decree 1999 of June 6 of 2008.:

Months for the maturity	Discount Percentage (%)

6 months	6.67
5 months	5.59
4 months	4.50
3 months	3.39
2 months	2.27
1 month	1.14
In the event that the early redemption of the deposit is requested the day it must be posted, the obligation of posting the deposit will be considered fulfilled with the delivery to the Central Bank of the amount corresponding to the discount expected for such date.
External Resolution 8 of 2000 of the board of directors of the Central Bank, which contains the principal foreign exchange regulations applicable in Colombia, sets forth exemptions to the obligation of posting the deposit mentioned in the previous paragraph. Among such exceptions, pursuant to article 59 of such resolution, banks that obtain financing in a foreign currency from foreign financial entities or intermediaries acting in the foreign exchange market or through the issuance of securities and subsequently lend such borrowings in a foreign currency for a term not exceeding the original term of such financing are exempted from the deposit requirement.
Non-Performing Loan Allowance
The Superintendency of Finance has issued guidelines on non-performing loan allowances for Colombian credit institutions. See “Item 4. Information on the Company — E. Selected Statistical Information — E.4. Summary of Loan Loss Experience — Allowance for Loan Losses.”

Lending Activities
Through the issuance of Decrees 2360 and 2653, each of 1993, as amended, the Colombian government set the maximum amounts that each financial institution may lend to a single borrower. These maximum amounts may not exceed 10% of a commercial bank’s Technical Capital. The limit is raised to 25% when any amounts lent above 5% of Technical Capital are secured by guarantees that comply with the financial institutions’ guidelines, in accordance with the requirements set forth in Decrees 2360 and 2653. Also, according to Decree 1886 of 1994, the Bank may not make a loan to any shareholder that holds directly more than 10% of its capital stock, for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding directly or indirectly 20% or more of the Bank’s capital stock exceed 20% of the Bank’s Technical Capital. In addition, no loan to a single financial institution may exceed 30% of the Bank’s Technical Capital, with the exception of loans funded by Colombian development banks which have no limit. As of December 31, 2007, the Bank’s lending limit per borrower on an unconsolidated basis was Ps 519,612 million for unsecured loans and Ps 1,299,030 million for secured loans. If a financial institution exceeds these limits, the Superintendency of Finance may impose a fine up to twice the amount by which any such loan exceeded the limit. At December 31, 2007, the Bank was in compliance with these limitations.
Also, Decree 2360 set a maximum limit for risk concentrated in one single party, equivalent to 30% of the Bank’s Technical Capital, the calculation of which includes loans, leasing operations and equity and debt investments.
The Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans. However, interest rates must also be consistent with market terms with a maximum limit established by the Superintendency of Finance.
Ownership Restrictions
The Bank is organized as a stock company (sociedad anónima), and its corporate existence is subject to the rules applicable to commercial companies, principally the Colombian Commerce Code and Law 222 of 1995. The Colombian Commerce Code requires stock companies such as the Bank to have at least five shareholders at all times and provides that no single shareholder may own 95% or more of the Bank’s subscribed capital stock. Article 262 of the Colombian Commerce Code prohibits the Bank’s Subsidiaries from acquiring capital stock of the Bank.
Pursuant to Decree 663 of 1993 (as amended by Law 795 of 2003) any transaction resulting in an individual or corporation holding 10% or more of any class of capital stock of any Colombian financial institution, including in the case of BC, transactions resulting in holding ADRs representing 10% or more of the outstanding stock of BC, is subject to the prior authorization of the Superintendency of Finance. For that purpose, the Superintendency of Finance must evaluate the proposed transaction based on the criteria and guidelines specified in Law 510 of 1999, as amended by Law 795 of 2003. Transactions entered into without the prior approval of the Superintendency of Finance are null and void and cannot be recorded in the institution’s stock ledger. These restrictions apply equally to Colombian as well as foreign investors.
In addition, pursuant to Article 1.2.5.6 of Resolution 400 of 1995, as amended, issued by the former Superintendency of Securities (now Superintendency of Finance), any entity or group of entities ultimately representing the same beneficial owner, directly or through one or more intermediaries, may only become the beneficial owner of more than 25% of the outstanding common stock of a company that is publicly traded in Colombia by making a tender offer directed at all holders of the common stock of that company, following the procedures established by the Superintendency of Finance. Moreover, any beneficial owner of more than 25% of the outstanding common stock of a company who wants to acquire additional common stock of the company representing more than 5% of the company’s outstanding common stock may only do so by making a tender offer directed at all holders of the company’s common stock, following the procedures established by the Superintendency of Finance. These requirements need not be met if the purchase is approved by 100% of the holders of the outstanding capital stock of the company, or if the purchaser acquires the percentages indicated above through a public stock auction made on the Colombian Stock Exchange, the company reacquires its own shares or when the company issues common stocks, among others pursuant to Article 1.2.5.7 of Resolutions 400 of 1995, as amended, of the Superintendency of Securities (now Superintendency of Finance). Any transaction involving the sale of publicly-traded stock of any Colombian company, including any sale of the Bank’s preferred shares (but not a sale of ADRs) for the peso-equivalent of 66,000 UVRs or more must be effected through the Colombian Stock Exchange.

Intervention Powers of the Superintendency of Finance — Bankruptcy Considerations
Pursuant to Colombian Banking Law, the Superintendency of Finance has the power to intervene the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure. Accordingly, the Superintendency of Finance may intervene in a bank’s business (1) prior to the liquidation of the bank, by taking one of the following precautionary measures (medidas cautelares) in order to prevent the bank from incurring in a cause for the taking of possession by the Superintendency of Finance, (i) submit the bank to a special supervision regime; (ii) issue a mandatory order to recapitalize the bank; (iii) place the bank under the management of another authorized financial institution, acting as trustee; (iv) order the transfer of all or part of the assets, liabilities and contracts, as well as certain commercial establishments (establecimientos de comercio) of the bank to another financial institution; (v) order the bank to merger with one or more financial institutions that consent to the merger, whether by creating a new institution or by having another institution absorb the bank; (vi) order the adoption of recovery plan by the bank, including adequate measures to reestablish its financial situation, pursuant to guidelines approved by the government; (vii) order the exclusion of certain assets and liabilities by requiring the transfer of such assets and liabilities to another institution designated by the SFC; and (viii) order the progressive unwinding (desmonte progresivo) of the operations of the bank; or (2) take possession of the bank (toma de posesión) (“Taking of Possession”), to either administer the bank or order its liquidation, depending on how critical the situation is found to be by the Superintendency of Finance.
The Taking of Possession may occur upon certain events, including:(i) suspension of payments; (ii) failure to pay deposits; (iii) the bank’s refusal to submit its files, accounts and supporting documentation to the inspection of the Superintendency of Finance; (iv) repeated failure to comply with orders and instructions from the Superintendency of Finance; (v) repeated violation of applicable laws and regulations or of the bank’s by-laws; (vi) unauthorized or high risk management of the bank’s affairs; (vii) reduction of the bank’s net worth below 50% of its subscribed capital; (viii) reduction of the technical capital of the bank below 40% of the minimum required under Colombian law; and (ix) failure to comply with the minimum capital requirements set forth in the Colombian Financial Statute.
The Superintendency of Finance may decide to order the Taking of Possession subject to the prior opinion of its advisory council (Consejo Asesor del Superintendente) and with the prior approval of the Ministry of Finance.
The purpose of Taking of Possession of a bank is to decide whether the entity should be liquidated, whether it is possible to place it in a position to continue doing business in the ordinary course, or whether other measures may be adopted to secure better conditions so that depositors, creditors and investors may obtain the full or partial payment of their credits.
Within two months from the date when the Superintendency of Finance takes possession of a bank, the Superintendency of Finance must decide which of the aforementioned measures is to be pursued. The decision is subject to the prior favorable opinion of Fogafin which is the government agency that insures deposits made in Colombian financial institutions. The two month term may be extended with the prior consent of Fogafin.
Upon taking possession of a bank, depending on the financial situation of the bank and the reasons that gave rise to such measure, the Superintendency of Finance may (but is not required to) order the bank to suspend payments to its creditors. The Superintendency of Finance has the power to determine that such suspension will affect generally all of the obligations of the bank, or only certain types of obligations or even obligations up to or in excess of a specified amount.
As a result of the Taking of Possession the Superintendency of Finance must appoint as special agent the person or entity designated by Fogafin to administer the affairs of the bank while such process lasts and until it is decided whether to liquidate the bank.

As part of its duties during the Taking of Possession, Fogafin must provide to the Superintendency of Finance the plan to be followed by the special agent in order to meet the goals set for the fulfillment of the measures that may have been adopted. If the underlying problems that gave rise to the Taking of Possession of the bank are not resolved within a term not to exceed two years, the Superintendency of Finance must order the liquidation of the bank.
During the Taking of Possession (which period ends when the liquidation process begins), Colombian Banking Laws prevent any creditor of the bank from:(i) initiating any procedure for the collection of any amount owed by the bank, (ii) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations, (iii) constituting a lien or attachment over any of the assets of the bank to secure payment of any of its obligations, or (iv) making any payment, advance or compensation or assume any obligation on behalf of the bank, with the funds or assets that may belong to it and are held by third parties, except for payments that are made by way of set-off between regulated entities of the Colombian financial and insurance systems.
In the event that the bank is liquidated, the Superintendency of Finance must, among other measures, provide that all term obligations owed by the bank are due and payable as of the date when the order to liquidate becomes effective.
During the liquidation process, claims of creditors rank as follows:
(i) amounts owed to employees and former employees for salaries, benefits, indemnities and pensions, (ii) bank deposits and other types of saving instruments, (iii) taxes, (iv) all other credits, except subordinated credits, and (v) subordinated credits. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to completing full distribution of the prior category.
Colombian banks and other financial institutions are not subject to the laws and regulations that govern generally the insolvency, restructuring and liquidation of industrial and commercial companies.
Troubled Financial Institutions — Deposit Insurance
In response to the crisis faced by the Colombian financial system during the early 1980s, in 1985 the Government created Fogafin. Subject to specific limitations, Fogafin is authorized to provide equity (whether or not reducing the par value of the recipient’s shares) and/or secured credits to troubled financial institutions, and to insure deposits of commercial banks and certain other financial institutions. In 1998 and 1999, to address the adverse effects of the economic crisis, Law 550 (Ley de Reactivación Económica), Law 546 (Ley de Vivienda), External Circular 039 and External Circular 044 were also adopted. These regulations sought to aid the recovery of the Colombian economy, by helping troubled companies and had some influence on the Bank’s credit policies for such companies.
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
Anti-Money Laundering Provisions
The regulatory framework to prevent and control money laundering is contained among others, in Decree 663 of 1993, External Circulars 025 of 2003, 034 of 2004, 040 of 2004 and 04 of 2006, 022 of 2007, Circular 061 of 2007, 062 of 2007 and 085 of 2007, issued by the Superintendency of Finance, as well as Law 599 of 2000 (“the Colombian Criminal Code”).

External Circular 061 of 2007, which went into effect on December 14, 2007, repealed previous regulations that had been based on the requirements promulgated by the Financial Task Force on Money Laundering (“FATF”). The former rules emphasized “know your customer” policies as well as complete knowledge by financial institutions of their users and markets. They also established processes and parameters to identify and monitor a financial institution’s customers and to identify unusual operations and how to report suspicious operations. The new requirements include procedures to protect financial institutions from being used directly by shareholders and executives in money laundering activities for channeling funds for terrorist activities, or for the concealment of assets from such activities and set forth detailed requirements for monitoring these risks. The new requirements are applicable to the Bank and its subsidiaries and its affiliates.
The Colombian Senate is currently drafting a bill in order to introduce new administrative and criminal rules and regulations in the Colombian legislation to prevent, control, detect, eliminate and judge all matters relating to financing terrorism. BC has been directly involved in discussing and drafting the proposed regulations considering both necessities and benefits for the entire financial sector.
Regulatory Framework for subsidiaries who do not belong to the finance sector
All BC’s Colombian subsidiaries that are not part of the finance sector are governed by the laws and regulations stipulated in the Colombian Civil Code and the Colombian Code of Commerce as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by said subsidiaries.
B.8. RAW MATERIALS
The Bank on a consolidated basis is not dependent on sources or availability of raw materials.
B.9. PATENTS, LICENCES AND CONTRACTS
BC is not dependent on patents or licenses, nor is dependent on an industrial, commercial or financial contract (including contracts with customers or suppliers) individually considered.
B.10. SEASONALITY OF DEPOSITS
Historically, the Bank has experienced some seasonality in its checking account deposits, with higher average balances at the end of the year (when customers need increased liquidity and lower balances) than in the first quarter of the year (when customers move their funds from checking accounts to savings and mortgage institutions).In December 2005, the aggregate amount deposited in checking accounts was Ps 4,240 billion, which declined 7.8% to Ps 3,911 by March 31, 2006. In December 2006, the aggregate amount deposited in checking accounts was Ps 5,366 billion, which declined 7.9% to Ps 4,941 billion by March 31, 2007. In December 2007, the aggregate amount deposited in checking accounts was Ps 6,868 billion, which declined 18.2% to Ps 5,619 billion by March 31, 2008. As of December 31, 2007, deposits in checking accounts represented 20% of the Bank’s total deposits.

C. ORGANIZATIONAL STRUCTURE
The following are Bancolombia’s main subsidiaries
The following is a list of Bancolombia’s subsidiaries as of December 31, 2007:
SUBSIDIARIES

			Shareholding
	Jurisdiction of		directly and
Entity	Incorporation	Business	indirectly
Leasing Bancolombia S.A.	Colombia	Leasing	100%
Fiduciaria Bancolombia S.A	Colombia	Trust	98.81%
Bancolombia Panamá S.A.	Panama	Banking	100%
Bancolombia Caymán	Cayman Islands	Banking	100%
Sistema de Inversiones y Negocios S.A.	Panama	Investments	100%
Sinesa Holding Company Ltd.	British Virgin Islands	Investments	100%
Future Net Inc.	Panama	E-commerce	100%
Banca de Inversión Bancolombia S.A.	Colombia	Investment Banking	100%
Inversiones Valsimesa S.A.	Colombia	Investments	71.75%
Inmobiliaria Bancol S.A.	Colombia	Real estate broker	99.09%
Fundicom S.A.	Colombia	Metals engineering	79.90%
Valores Simesa S.A.	Colombia	Investments	71.75%
Todo UNO Colombia S.A.	Colombia	E-commerce	89.92%
Compañía de Financiamiento Comercial S.A.Sufinanciamiento	Colombia	Financial services	99.99%
Renting Colombia S.A.	Colombia	Operating leasing	90.30%
Renting Peru S.A.C.	Peru	Operating Leasing	90.39%

			Shareholding
	Jurisdiction of		directly and
Entity	Incorporation	Business	indirectly
Tempo Rent a Car S.A.	Colombia	Car Rental	90.80%
Patrimonio Autónomo Renting Colombia	Colombia	Investments	100%
Suleasing International USA, Inc.	USA	Leasing	100%
Suleasing Internacional do Brasil Locaçao de Bens S.A.	Brazil	Leasing	100%
Inversiones CFNS Ltda.	Colombia	Investments	100%
Valores Bancolombia S.A.	Colombia	Securities brokerage	100%
Suvalor Panamá S.A.	Panama	Securities brokerage	100%
Bancolombia Puerto Rico Internacional, Inc	Puerto Rico	Banking	100%
Multienlace S.A.	Colombia	Contact center	98.20%
Inversiones IVL S.A.	Colombia	Investments	98.25%
Factoring Bancolombia S.A.	Colombia	Financial services	99.99%
Patrimonio Autónomo C.V. Sufinanciamiento	Colombia	Loan management	100%
Banagrícola S.A.	Panama	Investments	98.90%
Banco Agrícola Panamá S.A.	Panama	Banking	98.90%
Inversiones Financieras Banco Agrícola S.A.	El Salvador	Investments	98.08%
Banco Agrícola S.A.	El Salvador	Banking	96.00%
Arrendora Financiera S.A.	El Salvador	Leasing	96.02%
Credibac S.A. de C.V.	El Salvador	Credit card services	96.01%
Bursabac S.A. de C.V.	El Salvador	Securities Brokerage	98.08%
AFP Crecer S.A.	El Salvador	Pension Fund	98.32%
Aseguradora Suiza Salvadoreña S.A.	El Salvador	Insurance Company	94.70%
Asesuisa Vida S.A.	El Salvador	Insurance Company	94.70%
The following is a brief description of the most representative subsidiaries:
Fiduciaria Bancolombia
Fiduciaria Bancolombia, is a subsidiary of Bancolombia and is the largest fund manager among its peers, including other fund managers and brokerage firms in Colombia.On May, 14, 2007, Fiduciaria Bancolombia S.A. commenced all the required procedures in order to constitute a new fiduciary services entity in the Republic of Peru. The initial investment was equivalent to the minimum capital required for this type of company in Peru.
In May, 2007, Fiduciaria Bancolombia obtained from BRC Investor Services a rating of “AAA”, the highest local rating as counterparty, this was the sixth consecutive year the company obtained this recognition. Also, in June 2007, Fiduciaria Bancolombia obtained, from the same rating agency, a rating of “AAA” for its quality in asset management. In its report, BRC Investor Services emphasized Fiduciaria Bancolombia’s use of portfolio management and market research tools.
On October 31, 2007, Duff and Phelps of Colombia assigned a rating of “AAA” to the Strength in Asset Management to Fiduciaria Bancolombia for the eighth consecutive year, highlighting that objectives and policies are set by the board of directors and published in manuals.

Leasing Bancolombia
Leasing Bancolombia is a subsidiary of BC that specializes in leasing activities, offering a wide range of financial leases, operating leases, loans, time deposits and bonds.
Leasing Bancolombia provides leased assets, usually involving equipment, for a fixed term that is shorter than the asset’s useful life. Once the term ends, the customer has the option of acquiring the asset for its commercial value.
The following table illustrates Leasing Bancolombia’s number of lease agreements, customers and the corresponding agreement’s net value:

	Number of	Number of	Net value
Year ended December 31	lease contracts	customers	(Ps million)
2005	19,742	9,399	2,362,105
2006	23,497	10,380	3,158,717
2007	28,932	13,103	4,190,595
Renting Colombia
Renting Colombia S.A., a non-financial subsidiary of Leasing Bancolombia, provides vehicle renting and fleet management services for both individuals and entities. Renting Colombia offers a wide range of solutions for the transportation and vehicular needs of large companies.
The following table shows Renting Colombia’s number of customers, lease assets and its net value:

Year ended as of	Number of	Leased Assets	Leased Assets
December 31	Customers	(Units)	(Ps million)
2005	291	3,039	167,736
2006	349	3,708	207,601
2007	385	6,085	454,355
In January 2007, Renting Colombia began operations in Peru, through a subsidiary called Renting Perú SAC. As of December 31, 2007, net leased assets for Renting Peru S.A.C. amounted to approximately Ps 8,577 million.
Renting Colombia S.A. established in 2006 a Localiza franchise to operate both in Colombia and in Panama. It began operations in Colombia through a trust fund in December 2006. Localiza began operations as a new company called Tempo Rent a Car S.A., which was duly incorporated in June 2007. Localiza is a Brazilian company that rents cars to both individuals and corporations on a short-term basis, ranging from one (1) day up to one (1) year. Operations are expected to commence in Panama in the second half of 2008.
As of December 31, 2007 Tempo Rent a Car S.A. had five (5) fully-functioning agencies, leasing revenues totaling approximately Ps 2,456 million and assets to be leased for approximately Ps 8,067 million.
Suleasing International USA Inc
Suleasing International USA Inc., is a subsidiary of Bancolombia Panamá, located in Fort Lauderdale, United States. Additionally, Suleasing International USA Inc. structures leasing operations in Central America, the Caribbean and Andean Region, Mexico, and Brazil, pursuant to the applicable legislation of those countries.
Suleasing International USA Inc. develops structures suitable for customers’ needs, with medium- and long-term cross-border leasing in financing and structuring projects. In addition, Suleasing International USA Inc. can help optimize the fiscal position of their customers through its cross-border leasing products.

Banca de Inversión Bancolombia S.A.
Banca de Inversión Bancolombia S.A. Corporación Financiera is a subsidiary of BC that specializes in providing investment banking services to corporate customers in areas such as mergers and acquisitions, project finance, issues of debt and equity securities and syndicated loan transactions. Banca de Inversión Bancolombia also owns and manages a diversified equity portfolio, which invests in different sectors of the Colombian economy, including agriculture, telecommunications and toll road concessions. As of December 31, 2007, its equity portfolio book value was approximately Ps 252 billion.
Valores Bancolombia
Valores Bancolombia is a subsidiary of BC that provides brokerage and asset management services and channels all its professional experience and efforts into providing solutions and proposing differentiated investment alternatives to its customers.
In April 2007, Duff & Phelps granted Valores Bancolombia a maximum AAA rating for the eighth consecutive year, based on the firm’s asset management capacity and strength.
During 2007 Valores Bancolombia played an important role in the initial public offerings (“IPOs”) of Colombian companies such as Isagen, Grupo Aval and Ecopetrol, which increased five-fold the number of investors on the Colombian Stock Exchange. Valores Bancolombia purchased a 13% share of Ecopetrol’s IPO.
As of December 31, 2007, Valores Bancolombia recorded Ps 17.3 trillion in total assets under management of which Ps 14.80 trillion corresponded to assets denominated in pesos and US$ 673 million to assets denominated in other currencies.
Sufinanciamiento
Sufinanciamiento (a Consumer Finance Company), targets the personal banking segment that is not traditionally served by commercial banks by specializing in risk products such as vehicle financing, private brand credit cards and personal loans to be used at the customers discretion. Sufinanciamiento also finances insurance premiums and payroll loans.
As of December 31, 2007, Sufinanciamiento had 1,306,520 customers representing, a 67.6% increase as compared to 779,519 customers as of December 31, 2006. Most of Sufinanciamiento’s customers are targeted at retail chains.
According to the figures published by the Superintendency of Finance, in December of 2007, Sufinanciamiento held the first place, in terms of outstanding loans, among Colombian traditional commercial finance companies.
Factoring Bancolombia
Factoring Bancolombia S.A. (a Consumer Finance Company), is a legally established credit institution, whose headquarters are in Medellin. Since it forms part of the financial sector and is an issuer of securities, it is duly subject to the control and supervision of the Superintendency of Finance and is registered in the Colombian National Guarantee Fund.
On June, 2007, the rating agency Duff & Phelps of Colombia gave Factoring Bancolombia a “AA” rating, for its long-term debt.

Bancolombia Panamá S.A. and Bancolombia Cayman
Bancolombia Panamá S.A. and Bancolombia Cayman, are located in Panama and the Cayman Islands, respectively. Each provide a complete line of banking services mainly to Colombian customers, which includes loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments and PC Banking. Through these subsidiaries, BC also offers to its high net worth customers and prestige banking customers investments opportunities in U.S. dollars, in savings accounts and checking accounts, CD-Time deposits, and investment funds.
Bancolombia Puerto Rico Internacional, Inc.
Located in the financial district of San Juan, Puerto Rico, BC’s subsidiary is an international banking entity under Act 52 of August 11, 1989 and Regulation Number 5356 (International Banking Center Regulatory Act). Bancolombia Puerto Rico Internacional, Inc. offers a portfolio of international products and financial services servicing its customers’ needs.
Bancolombia’s Miami Agency
Bancolombia’s Miami Agency is an international banking agency that offers a broad range of deposit-taking products and services to non-U.S. residents. The Agency enhances its products and services portfolio by offering new investment and saving opportunities in the U.S. for both individuals and entities.
Banco Agrícola (Panamá), S.A.
Banco Agrícola (Panamá), S.A. is a wholly-owned subsidiary of Banagrícola which, as of May 2007, is a subsidiary of Bancolombia S.A. Banco Agrícola (Panamá), S.A. operates with an international license granted by the Superintendency of Banking of the Republic of Panama which authorizes Banco Agrícola (Panamá), S.A to perform off-shore banking transactions from an office established in Panama. Banco Agrícola (Panamá), S.A initiated operations on March 14, 2002. Banco Agrícola (Panamá), S.A. offers banking products and services to its clients in Central America.
Banco Agrícola (Panamá) S.A., offers savings accounts that are available to clients with interest capitalized quarterly. Savings accounts can be opened with a minimum of US$ 5,000 and offer an unlimited number of withdrawals. Banco Agrícola (Panamá), S.A also offers checking accounts that can be opened with a minimum of US$ 1,000 and checks are accepted at Banco Agrícola (Panamá), S.A. Certificates of deposits are available with terms of 30 to 360 days, with interest being paid monthly or capitalized until maturity. Banco Agrícola (Panamá), S.A. also offers a certificate of deposit with a two year term and an interest rate equal to a spread above the 6 month LIBOR. This account can be opened with a minimum of US$ 10,000. In addition, Banco Agrícola (Panamá), S.A. offers commercial loans.

Banco Agrícola de El Salvador
Banco Agrícola de El Salvador is the leading financial institution in El Salvador. Banco Agrícola is a subsidiary of Banagrícola and offers a wide range of banking products and services to its customers since March 24, 1955.
Asesuisa
With 38 years of experience, Asesuisa and its affiliate Asesuisa Vida, hold a leadership position in the Salvadorian insurance market. According to the Superintendency of Finance of El Salvador, Asesuisa is a market leader in El Salvador in business areas such as auto insurance, with a market share of approximately 27%. This achievement has been reached through an efficient level of sales obtained of independent intermediaries. Asesuisa is also a leader in life insurance through its affiliate company Asesuisa Vida, which holds over 30% of market share. This position is due to the high development of group life insurance, sold through channels such as bancassurance, through Banco Agrícola. Market share numbers are calculated by the Supeintendency of Finance of El Salvador.
Bursabac, S.A de C.V. Investment Banking, Brokerage and Asset Management
Bursabac, S.A. de C.V. (“Bursabac”), was founded in 1994 and is owned by Inversiones Financieras Banco Agrícola, S.A., which is a subsidiary of Banagrícola S.A. Bursabac provides investment banking, brokerage and asset management services. In the area of investment banking, Bursabac assesses its clients’ capital raising needs and designs, structures and places the securities on behalf of its clients, which include both private and government institutions in El Salvador.
Bursabac’s brokerage business operates in the Salvadorian Securities Exchange (Bolsa de Valores de El Salvador) which operates as a centralized, regulated, and organized securities market. Bursabac’s brokerage clients include individuals, corporations, government and financial institutions in El Salvador.
According to the Superintendency of Finance of El Salvador, as of December 31, 2007, Bursabac maintained the lead in the total volume for brokerage transactions in the Salvadorian securities market with 31.48% of the total volume.

AFP Crecer S.A.
Founded on March 4, 1998, AFP Crecer S.A. is the result of the merger of three companies: AFP Crecer S.A., formerly called AFP Máxima, AFP Porvenir and Previsión. AFP Crecer S.A., the surviving company, is organized under the laws of El Salvador and is regulated by the Pensions Saving System (“Sistema de Ahorro para Pensiones”). In 2005 Banagrícola acquired AFP Crecer S.A..
During seven consecutive years Fitch Ratings has granted AFP Crecer S.A. the highest local rating for a company in El Salvador (AAA). According to information provided by Superintendency of Pensions of El Salvador (“Superintendencia de Pensiones de El Salvador”), AFP Crecer S.A. leads the Salvadorian pension business with 830,297 customers which represent 52.6% of the market as of December 2007, and as of the same date also had US$ 1.85 billions under management, which represented a market share of 45.7%.
Credibac, S.A. de C.V.
Credibac, S.A. de C.V. is a subsidiary of Banco Agrícola. Its main activity is to be the issuer of Visa and Mastercard credit cards, in order to meet the needs of all segments: individuals and businesses.
D. PROPERTY, PLANT AND EQUIPMENT
As of December 31, 2007, the Bank owned Ps 1,330 billion in property, plant and equipment (including operating leases). Ps 353 billion correspond to land and buildings, of which approximately 97.05% are administrative real estate and branches, located in 84 municipalities in Colombia and in 24 municipalities in El Salvador Ps 193.33 billion correspond to computer equipment, of which 41.09% corresponds to the central computer and servers and the rest are PCs, ATMs, telecommunications equipment and other equipment.
In addition to its own branches, the Bank occupies 490 rented offices.
The Bank does not have any liens on its property.
E. SELECTED STATISTICAL INFORMATION
The following information is included for analytical purposes and should be read in conjunction with the Bank’s consolidated financial statements as well as Item 5. Operating and Financial Review and Prospects. This information has been prepared based on the Bank’s financial records, which are prepared in accordance with Colombian GAAP and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 31 to the Bank’s consolidated financial statements as of December 31, 2007 included in this Annual Report for a summary of the significant differences between Colombian GAAP and U.S. GAAP.
The consolidated selected statistical information as of December 31, 2004 includes the selected statistical information of Bancolombia and its subsidiaries, without reflecting any effect of the Conavi/Corfinsura merger, while consolidated selected statistical information at December 31, 2005 corresponds to the Bank and its Subsidiaries, including all additional subsidiaries acquired as a result of the Conavi/Corfinsura merger; for this reason, selected statistical information for 2004 and 2005 should be read taking into account the impact of the Conavi/Corfinsura merger.
The consolidated selected statistical information as of December 31, 2007 include the selected statistical information of Bancolombia and its Subsidiaries, including Banagrícola and its subsidiaries acquired as a result of the acquisition of Banagrícola.

E.1.	DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL
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
Real Average Interest Rates
The real average interest rates set forth in the tables below have been calculated by adjusting the nominal average interest rates on peso-denominated assets and liabilities using the following formula:

R(p) =	1 +N(p)	-1

1 + I

Where:

R(p) =	real average interest rate on peso-denominated assets and liabilities for the period.

N(p) =	nominal average interest rate on peso-denominated assets and liabilities for the period.

I =	The consumer price index rate in Colombia for the period (based on the Colombian inflation rate).
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

Average balance sheet
The following tables show for the years ended December 31, 2005, 2006 and 2007, respectively:
•	average annual balances calculated using actual month-end balances for all of the Bank’s assets and liabilities;
•	interest income and expense amounts; and
•	nominal and real interest rates for the Bank’s interest-earning assets and interest-bearing liabilities.
In the tables below, the nominal interest rate for U.S. dollar-denominated items is considered to be the real interest rate because this activity was originated outside of Colombia and would not be impacted by the inflation and devaluation levels that would impact domestic activity.
In addition, individual item’s interest rate subtotals are based on weighted average using the average balances of the item.

	Average Balance Sheet and Income from Interest-Earning Assets for the Fiscal Years
	Ended December 31,
	2005						2006						2007
					Average						Average	Average					Average
					Nominal						Nominal	Real					Nominal
			Interest		Interest	Average Real	Average		Interest		Interest	Interest	Average		Interest		Interest	Average Real
	Average Balance		Earned		Rate	Interest Rate	Balance		Earned		Rate	Rate	Balance		Earned		Rate	Interest Rate
	(Ps million, except percentages)

ASSETS
Interest-earning assets
Overnight funds (3)
Peso-denominated	Ps	55,779	Ps	3,032	5.4%	0.6%	Ps	36,581	Ps	4,695	12.8%	8.0%	Ps	120,768	Ps	8,251	6.8%	1.1%
U.S. Dollar-denominated		433,111		13,366	3.1%	3.1%		261,159		20,504	7.9%	7.9%		829,970		59,202	7.1%	7.1%

Total		488,890		16,398	3.4%			297,740		25,199	8.5%			950,738		67,453	7.1%
Investment securities
Peso-denominated		5,851,619		716,771	12.2%	7.1%		5,102,999		144,715	2.8%	-1.6%		3,769,877		302,408	8.0%	2.2%
U.S. Dollar-denominated		1,626,509		107,938	6.6%	6.6%		1,792,735		128,482	7.2%	7.2%		806,302		54,288	6.7%	6.7%

Total		7,478,128		824,709	11.0%			6,895,734		273,197	4.0%			4,576,179		356,696	7.8%
Loans and Financial Leases (1) (2)
Peso-denominated		13,794,002		2,110,574	15.3%	10.0%		17,410,381		2,397,421	13.8%	8.9%		23,450,352		3,453,571	14.7%	8.6%
U.S. Dollar-denominated		3,483,715		231,172	6.6%	6.6%		3,928,500		299,251	7.6%	7.6%		3,999,030		321,479	8.0%	8.0%

Total		17,277,717		2,341,746	13.6%			21,338,881		2,696,672	12.6%			27,449,382		3,775,050	13.8%
Total interest-earning assets
Peso-denominated		19,701,400		2,830,377	14.4%	9.1%		22,549,961		2,546,831	11.3%	6.5%		27,340,997		3,764,230	13.8%	7.6%
U.S. Dollar-denominated		5,543,335		352,476	6.4%	6.4%		5,982,394		448,237	7.5%	7.5%		5,635,302		434,969	7.7%	7.7%

Total		25,244,735		3,182,853	12.6%			28,532,355		2,995,068	10.5%			32,976,299		4,199,199	12.7%

Total non interest-earning assets
Peso-denominated		4,099,522						4,071,643						5,025,959
U.S. Dollar-denominated		(632,699)						(166,711)						818,214

Total		3,466,823						3,904,932						5,844,173

Total interest and non interest- earnings assets
Peso-denominated		23,800,922		2,830,377				26,621,604		2,546,831				32,366,956		3,764,230
U.S. Dollar-denominated		4,910,636		352,476				5,815,683		448,237				6,453,516		434,969

Total Assets	Ps	28,711,558	Ps	3,182,853			Ps	32,437,287	Ps	2,995,068			Ps	38,820,472	Ps	4,199,199

(1)	Includes performing loans only.

(2)	Since January 1, 2004, instead of recording financial leases as property, plant and equipment, companies must account for them in their loan portfolio.

(3)	Overnight funds interest earned includes commissions and therefore differs from the concept in the consolidated statements of operations.

	Average Balance Sheet and Income from Interest-Earning Assets Banagrícola
	for the Fiscal Year Ended December 31,
	2007
			Average Nominal	Average Real
	Average Balance	Interest Earned	Interest Rate	Interest Rate

ASSETS
Interest-earning assets
Overnight funds
U.S. Dollar-denominated	12,639	28,378	224.5%	224.5%

Total	12,639	28,378	224.5%
Investment securities
U.S. Dollar-denominated	1,182,922	59,948	5.1%	5.1%

Total	1,182,922	59,948	5.1%
Loans
U.S. Dollar-denominated	5,349,730	503,391	9.4%	9.4%

Total	5,349,730	503,391	9.4%
Total interest-earning assets
U.S. Dollar-denominated	6,545,291	591,717	9.0%	9.0%

Total	6,545,291	591,717	9.0%
Non interest-earning assets
Cash due from banks and Central Bank
U.S. Dollar-denominated	1,076,673

Total	1,076,673
Allowance for loan losses
U.S. Dollar-denominated	(183,534)

Total	(183,534)
Non-performing loans
U.S. Dollar-denominated	102,265

Total	102,265
Customers’ acceptances
U.S. Dollar-denominated	3,147

Total	3,147
Accounts receivable, net
U.S. Dollar-denominated	50,784

Total	50,784
Foreclosed assets, net
U.S. Dollar-denominated	21,491

Total	21,491
Premises and equipment
U.S. Dollar-denominated	143,559

Total	143,559
Other assets
U.S. Dollar-denominated	180,585

Total	180,585
Total non interest-earning assets
U.S. Dollar-denominated	1,394,970

Total	1,394,970

Total interest and non interest-earning assets
U.S. Dollar-denominated	7,940,261	591,717

Total Assets	7,940,261	591,717

	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Fiscal Years Ended December 31,
	2005						2006						2007
					Average	Average					Average	Average					Average	Average
					Nominal	Real					Nominal	Real					Nominal	Real
	Average				Interest	Interest	Average				Interest	Interest	Average				Interest	Interest
	Balance		Interest Paid		Rate	Rate	Balance		Interest Paid		Rate	Rate	Balance		Interest Paid		Rate(1)	Rate(1)
	(Ps million, except percentages)

LIABILITIES AND SHARE-HOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits
Peso-denominated	Ps	188,678	Ps	5,223	2.8%	-2.0%	Ps	294,062	Ps	6,568	2.2%	-2.2%	Ps	348,131	Ps	7,626	2.2%	-3.3%
U.S. Dollar-denominated		887,497		15,088	1.7%	1.7%		939,789		26,108	2.8%	2.8%		858,056		25,104	2.9%	2.9%

Total		1,076,175		20,311	1.9%			1,233,851		32,676	2.6%			1,206,187		32,730	2.7%
Savings deposits
Peso-denominated		6,905,512		240,016	3.5%	-1.3%		8,252,173		261,550	3.2%	-1.3%		10,309,007		446,596	4.3%	-1.3%
U.S. Dollar-denominated		135,822		1,872	1.4%	1.4%		136,420		2,831	2.1%	2.1%		167,755		4,735	2.8%	2.8%

Total		7,041,334		241,888	3.4%			8,388,593		264,381	3.2%			10,476,762		451,331	4.3%
Time deposits
Peso-denominated		4,869,923		393,898	8.1%	3.1%		5,275,213		376,919	7.1%	2.6%		6,882,302		560,996	8.2%	2.3%
U.S. Dollar-denominated		1,760,073		55,468	3.2%	3.2%		1,796,282		82,594	4.6%	4.6%		2,228,390		116,465	5.2%	5.2%

Total		6,629,996		449,366	6.8%			7,071,495		459,513	6.5%			9,110,692		677,461	7.4%
Overnight funds
Peso-denominated		1,039,540		68,830	6.6%	1.7%		1,086,896		80,413	7.4%	2.8%		1,046,906		104,172	10.0%	4.0%
U.S. Dollar-denominated		122,134		5,080	4.2%	4.2%		397,212		20,463	5.2%	5.2%		401,515		26,955	6.7%	6.7%

Total		1,161,674		73,910	6.4%			1,484,108		100,876	6.8%			1,448,421		131,127	9.1%
Borrowings from development and other domestic banks
Peso-denominated		1,970,391		152,791	7.8%	2.8%		2,218,433		174,108	7.8%	3.2%		2,599,267		254,627	9.8%	3.9%
U.S. Dollar-denominated		71,513		3,718	5.2%	5.2%		181,326		6,399	3.5%	3.5%		291,096		13,085	4.5%	4.5%

Total		2,041,904		156,509	7.7%			2,399,759		180,507	7.5%			2,890,363		267,712	9.3%
Interbank borrowings
Peso-denominated		—		—				—		—				—		—
U.S. Dollar-denominated		1,349,987		54,630	4.0%	4.0%		1,574,870		94,872	6.0%	6.0%		1,050,752		63,609	6.1%	6.1%

Total		1,349,987		54,630	4.0%			1,574,870		94,872	6.0%	6.0%		1,050,752		63,609	6.1%
Long-term debt
Peso-denominated		1,812,802		153,658	8.5%	3.5%		1,442,367		113,404	7.9%	3.2%		1,258,676		105,526	8.4%	2.5%
U.S. Dollar-denominated		—		—				—		—				493,814		34,069	6.9%	6.9%

Total		1,812,802		153,658	8.5%			1,442,367		113,404	7.9%	7.9%		1,752,490		139,595	8.0%
Total interest-bearing liabilities
Peso-denominated		16,786,846		1,014,416	6.0%	1.1%		18,569,144		1,012,962	5.5%	0.9%		22,444,289		1,479,543	6.6%	0.9%
U.S. Dollar-denominated		4,327,026		135,856	3.1%	3.1%		5,025,899		233,267	4.6%	4.6%		5,491,378		284,022	5.2%	5.2%

Total		21,113,872		1,150,272	5.4%			23,595,043		1,246,229	5.3%			27,935,667		1,763,565	6.3%
Total interest and non-interest bearing liabilities and shareholders’ equity
Peso-denominated		23,742,256		1,014,416				26,493,304		1,012,962				32,325,570		1,479,543
U.S. Dollar-denominated		4,969,302		135,856				5,943,983		233,267				6,494,902		284,022

Total liabilities and Shareholders equity	Ps	28,711,558	Ps	1,150,272			Ps	32,437,287	Ps	1,246,229			Ps	38,820,472	Ps	1,763,565

(1)	See Item 4—E.1. Information on the company — E. Selected Statistical Information — E.1. Distribution of Assets, Liabilities and Stockholder’s Equity; Interest Rates and Interest Differential.

	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities Banagrícola for the
	Fiscal Year Ended December 31,
	2007
			Average Nominal	Average Real
	Average Balance	Interest Paid	Interest Rate	Interest Rate

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities
Checking deposits
U.S. Dollar-denominated	898,122	6,346	0.7%	0.7%

Total	898,122	6,346	0.7%
Savin deposits
U.S. Dollar-denominated	1,621,887	10,106	0.6%	0.6%

Total	1,621,887	10,106	0.6%
Time deposits
U.S. Dollar-denominated	2,995,343	139,227	4.6%	4.6%

Total	2,995,343	139,227	4.6%
Overnight funds
U.S. Dollar-denominated	15,111	819	5.4%	5.4%

Total	15,111	819	5.4%
Borrowings from development and other domestic banks
U.S. Dollar-denominated	46	—	0.0%	0.0%

Total	46	—	0.0%
Interbank borrowings
U.S. Dollar-denominated	697,771	53,005	7.6%	7.6%

Total	697,771	53,005	7.6%
Long-term debt
U.S. Dollar-denominated	561,646	29,841	5.3%	5.3%

Total	561,646	29,841	5.3%

Total interest-bearing liabilities
U.S. Dollar-denominated	6,789,926	239,344	3.5%	3.5%

Total	6,789,926	239,344	3.5%

Non-interest-bearing liabilities
Other deposits
U.S. Dollar-denominated	33,559

Total	33,559
Other liabilities
U.S. Dollar-denominated	231,022

Total	231,022
Shareholders’ equity
U.S. Dollar-denominated	885,752

Total	885,752
Total non-interest bearing liabilities and shareholders’ equity
U.S. Dollar-denominated	1,150,333

Total	1,150,333

Total interest and non-interest bearing liabilities and shareholders’ equity
U.S. Dollar-denominated	7,940,259	239,344

Total liabilities and Shareholders equity	7,940,259	239,344

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS
The following table allocates, by currency of denomination, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006; and the fiscal year ended December 31, 2006 compared to the fiscal year ended December 31, 2005. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	2005-2006						2006-2007
	Increase (Decrease)						Increase (Decrease)
	Due To Changes in:						Due To Changes in:
					Net						Net
	Volume		Rate		Change		Volume		Rate		Change
	(Ps million)

Interest-earning assets:
Overnight funds
Peso-denominated	Ps	(2,464)	Ps	4,127	Ps	1,663	Ps	5,752	Ps	(2,196)	Ps	3,556
U.S. Dollar-denominated		(13,500)		20,638		7,138		40,573		(1,875)		38,698

Total		(15,964)		24,765		8,801		46,325		(4,071)		42,254
Investment securities
Peso-denominated		(21,230)		(550,826)		(572,056)		(106,939)		264,632		157,693
U.S. Dollar-denominated		11,913		8,631		20,544		(66,416)		(7,778)		(74,194)

Total		(9,317)		(542,195)		(551,512)		(173,355)		256,854		83,499
Loans
Peso-denominated		497,978		(211,131)		286,847		889,516		166,634		1,056,150
U.S. Dollar-denominated		33,881		34,198		68,079		5,670		16,558		22,228

Total		531,859		(176,933)		354,926		895,186		183,192		1,078,378
Total interest-earning assets
Peso-denominated		474,284		(757,830)		(283,546)		788,329		429,070		1,217,399
U.S. Dollar-denominated		32,294		63,467		95,761		(20,173)		6,905		(13,268)

Total	Ps	506,578	Ps	(694,363)	Ps	(187,785)	Ps	768,156	Ps	435,975	Ps	1,204,131

Interest-bearing liabilities:
Checking deposits
Peso-denominated	Ps	2,354	Ps	(1,009)	Ps	1,345	Ps	1,184	Ps	(126)	Ps	1,058
U.S. Dollar-denominated		1,453		9,567		11,020		(2,391)		1,387		(1.004)

Total		3,807		8,558		12,365		(1,207)		1,261		54
Savings deposits
Peso-denominated		42,682		(21,148)		21,534		89,104		95,942		185,046
U.S. Dollar-denominated		12		947		959		884		1,020		1,904

Total		42,694		(20,201)		22,493		89,988		96,962		186,950
Time deposits
Peso-denominated		28,958		(45,937)		(16,979)		130,998		53,079		184,077
U.S. Dollar-denominated		1,665		25,461		27,126		22,584		11.287		33,871

Total		30,623		(20,476)		10,147		153,582		64,366		217,948
Overnight funds
Peso-denominated		3,504		8,079		11,583		(3,979)		27,738		23,759
U.S. Dollar-denominated		14,171		1,212		15,383		289		6,203		6,492

Total		17,675		9,291		26,966		(3,690)		33,941		30,251
Borrowings from development and other domestic banks
Peso-denominated		19,467		1,850		21,317		37,307		43,212		80,519
U.S. Dollar-denominated		3,875		(1,194)		2,681		4,934		1,752		6,686

Total		23,342		656		23,998		42,241		44,964		87,205

	2005-2006						2006-2007
	Increase (Decrease)						Increase (Decrease)
	Due To Changes in:						Due To Changes in:
					Net						Net
	Volume		Rate		Change		Volume		Rate		Change
	(Ps million)

Interbank borrowings
Peso-denominated		—		—		—		—		—		—
U.S. Dollar-denominated		13,547		26,695		40,242		(31,728)		465		(31,263)

Total		13,547		26,695		40,242		(31,728)		465		(31,263)
Long-term debt
Peso-denominated		(29,125)		(11,129)		(40,254)		(15,400)		7,522		(7,878)
U.S. Dollar-denominated		—		—		—		34,069		—		34,069

Total		(29,125)		(11,129)		(40,254)		18,669		7,522		26,191
Total interest-bearing liabilities
Peso-denominated		67,840		(69,294)		(1,454)		239,214		227,367		466,581
U.S. Dollar-denominated		34,723		62,688		97,411		28,641		22,114		50,755

Total	Ps	102,563	Ps	(6,606)	Ps	95,957	Ps	267,855	Ps	249,481	Ps	517,336

INTEREST-EARNING ASSETS—NET INTEREST MARGIN AND SPREAD
The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2005, 2006 and 2007, respectively.

	Interest-Earning Assets-Yield For the Fiscal
	Year Ended December 31,
	2005		2006		2007
	(in millions of pesos, except percentages)
Total average interest-earning assets
Peso-denominated	Ps	19,701,400	Ps	22,549,961	Ps	27,340,997
Dollar-denominated		5,543,335		5,982,394		5,635,302

Total	Ps	25,244,735	Ps	28,532,355	Ps	32,976,299
Net interest earned(1)
Peso-denominated	Ps	1,815,961	Ps	1,533,869	Ps	2,284,687
U.S. Dollar-denominated		216,620		214,970		150,947

Total	Ps	2,032,581	Ps	1,748,839	Ps	2,435,634
Average yield on interest-earning assets
Peso-denominated		14.4%		11.3%		13.8%
U.S. Dollar-denominated		6.4%		7.5%		7.7%

Total		12.6%		10.5%		12.7%
Net interest margin(2)
Peso-denominated		9.2%		6.8%		8.4%
U.S. Dollar-denominated		3.9%		3.6%		2.7%

Total		8.1%		6.1%		7.5%
Interest spread(3)
Peso-denominated		8.4%		5.8%		7.2%
U.S. Dollar-denominated		3.3%		2.9%		2.5%

Total		7.2%		5.2%		6.4%

(1)	Net interest earned is interest income less interest paid and includes interest earned on investments.

(2)	Net interest margin is net interest income divided by total average interest-earning assets.

(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

INTEREST-EARNING ASSETS—NET INTEREST MARGIN AND SPREAD
The following table presents the levels of average interest-earning assets and net interest income of Banagrícola for the fiscal year ended December 31, 2007.

Interest-Earning Assets-Yield Spread For the
Fiscal Year Ended December 31, 2007
Total average interest-earning assets
Dollar-denominated	6,545,291

Total	6,545,291
Net interest earned
U.S. Dollar-denominated	352,373

Total	352,373
Average yield on interest-earning assets
U.S. Dollar-denominated	9.0%

Total	9.0%
Net interest margin(2)
U.S. Dollar-denominated	5.4%

Total	5.4%
Interest spread(3)
U.S. Dollar-denominated	5.5%

Total	5.5%
E.2. INVESTMENT PORTFOLIO
The Bank acquires and holds investment securities for liquidity and other strategic purposes, or when it is required by law, including fixed income debt and equity securities.
The Superintendency of Finance requires investments to be classified as “trading”, “available for sale” or “held to maturity”. Trading investments are those acquired primarily to obtain profits from fluctuations in short-term prices and are recorded at market value. The difference between current and previous market value is added to or subtracted from the value of the investment and credited or charged to earnings. “Available for sale” investments are those held for at least one year and they are recorded at market value with changes to the values of these securities recorded in a separate account in the equity section. “Held to maturity” investments are those acquired to be held until maturity and are valued at amortized cost.
Bancolombia, as part of its investment strategy keeps portfolios classified as trading, available for sale and held to maturity. As of December 31, 2007, the value of BC’s dollar- and peso-denominated portfolio on a consolidated basis was Ps 5,574,221 million.
In accordance with the Chapter 1 of Circular 100 of 1995 issued by Superintendency of Finance, investments in debt securities are fully reviewed in June and December and partially reviewed every three months for impairment, by considering the related solvency risk, market exposure, currency exchange and country risk. Investments in securities with a rating by external agencies recognized by the Superintendency of Finance cannot be recorded on the balance sheet of the Bank for an amount higher than certain percentages of the face value (as shown in the table below), net of the amortizations recorded as of the valuation date.

Long - Term Classification	Maximum Face Value (%)
BB+, BB, BB-	Ninety (90)
B+, B, B-	Seventy (70)
CCC	Fifty (50)
DD, EE	Zero (0)

Short- Term Classification	Maximum Face Value (%)
3	Ninety (90)
4	Fifty (50)
5 and 6	Zero (0)
Internal or external debt securities issued or guaranteed by the Republic of Colombia, as well as those issued by the Central Bank and those issued or guaranteed by Fogafin, are not subject to this adjustment.
The following table sets forth the fair value of the Bank’s investments in Colombia government and corporate securities and certain other financial investments as of the dates indicated:

	As of December 31,
	2005(1)(2)		2006(1)(2)		2007(1)(2)
	(in millions of pesos)
Dollar-denominated
Securities issued or secured by the Colombian Government	Ps	667,713	Ps	840,508	Ps	208,275
Securities issued or secured by the Central Bank		—		—		586,211
Securities issued or secured by government entities(3)		—		—		170,093
Securities issued or secured by other financial entities		737,328		383,988		152,968
Securities issued by foreign governments		252,263		66,530		450,484
Others		103,357		58,368		10,720

Subtotal		1,760,661		1,349,394		1,578,751

Peso-denominated
Securities issued or secured by the Colombian Government		5,010,982		2,016,413		2,013,143
Securities issued or secured by the Central Bank		2,582		267		153
Securities issued or secured by government entities		111,114		565,575		445,912
Securities issued or secured by financial entities		985,835		1,385,698		1,414,412
Others		387,773		198,688		121,850

Subtotal		6,498,286		4,166,641		3,995,470

Total	Ps	8,258,947	Ps	5,516,035	Ps	5,574,221

(1)	Includes debt securities only. Net investments in equity securities were Ps 200,754 million, Ps 161,726 million and Ps 200,030 million for 2005, 2006 and 2007, respectively.

(2)	These amounts are net of allowances for decline in value which were, Ps 5,936 million for 2005, Ps 14,525 million for 2006 and Ps 21,830 million for 2007, respectively.

(3)
For the year 2007, this amount includes investments in fiduciary certificates of participation. These certificates were issued for the Environmental Trust for the conservation of the Coffee Forest (Fideicomiso Ambiental para la Conservación del Bosque Cafetero “FICAFE”). This trust was formed with the transfer of the coffee sector’s loan portfolio by a number of banks in El Salvador, including like Banco Agrícola. The purpose of this transaction was to carry out the restructuration of those loans, promoted by the government of El Salvador.

As of December 31, 2005, 2006 and 2007 BC holds securities issued by foreign governments and in the amounts, describe as follows:

		Investment Amount- Book		Investment Amount - Book
As of December 31,	Issuer	Value - (in million of pesos)		Value - (U.S. Dollars)

2005	Republic of Brazil	Ps	247,425	US$	108,319,266
	Republic of Panama	Ps	4,838	US$	2,118,008
2006	Republic of Brazil	Ps	58,717	US$	26,227,198
	U.S. Treasury	Ps	7,812	US$	3,489,830
2007	Republic of El Salvador	Ps	216,389	US$	107,402,043
	U.S. Treasury	Ps	142,059	US$	70,509,161
	Republic of Brazil	Ps	50,480	US$	25,055,174
	Republic of Sweden	Ps	9,816	US$	4,871,877
	Republic of Germany	Ps	9,205	US$	4,569,001
	Republic of Ireland	Ps	7,092	US$	3,519,874
	Republic of Italy	Ps	6,170	US$	3,062,423
	Republic of Austria	Ps	2,094	US$	1,039,193
	Spain	Ps	2,083	US$	1,033,955
	Republic of Canada	Ps	2,052	US$	1,018,588
	Republic of Finland	Ps	2,045	US$	1,014,783
	Republic of Panama	Ps	999	US$	495,625
The Bank increased the diversification, decreased the size, and shortened the duration of the U.S. dollar denominated portfolio in response to a less positive outlook for U.S. dollar denominated securities in the fixed income market for 2007 and in order to achieve the liquidity needed to serve increasing portfolio of loans.
During 2007, the Bank decreased the amount of its peso denominated portfolio to Ps 3,995 billion, keeping investments in securities issued by the Colombian governments at 55% of such portfolio. Such strategy is based on the Bank’s concerns regarding a more restrictive monetary policy implemented by the Central Bank, as well as on the Bank’s needs for liquidity to serve the increasing loan portfolio disbursements.
INVESTMENT SECURITIES PORTFOLIO MATURITY
The following table analyzes the remaining maturities and weighted average nominal yields of the Bank’s investment securities as of December 31, 2007:

	As of December 31, 2007
	Maturing in less than 1			Maturing between 1 and			Maturing between 5 and			Maturing more than
	year			5 years			10 years			10 years			Total
	Balance(1)		Yield %(2)	Balance(1)		Yield %(2)	Balance(1)		Yield %(2)	Balance(1)		Yield %(2)	Balance(1)		Yield %(2)
	(in millions of pesos, except yields)
Dollar-denominated:
Securities issued or secured by Colombian government	Ps	48,057	5.45%	Ps	28,919	5.18%	Ps	125,428	5.94%	Ps	5,871	6.43%	Ps	208,275	5.73%
Securities issued or secured by El Salvador Central Bank		535,131	4.19%		51,080	5.75%		—	0.00%		—	0.00%		586,211	4.33%
Securities issued or secured by government entities		1,955	4.92%		51,213	6.01%		53,098	6.87%		63,827	6.16%		170,093	6.32%
Securities issued by other financial entities		134,675	5.75%		17,199	6.78%		1,094	5.48%		—	0.00%		152,968	5.87%
Securities issued by foreign governments		247,322	4.42%		91,705	4.50%		40,361	3.73%		71,096	6.25%		450,484	4.67%
Others		9,598	4.58%		608	5.78%		514	9.01%		—	0.00%		10,720	4.86%

Subtotal		976,738	4.52%		240,724	5.34%		220,495	5.76%		140,794	6.22%		1,578,751	4.97%

Peso-denominated
Securities issued or secured by Colombian government		334,500	9.22%		1,013,792	9.39%		460,543	7.37%		204,308	10.71%		2,013,143	9.04%
Securities issued or secured by the Central Bank		145	8.81%		8	0.00%		—	0.00%		—	0.00%		153	8.37%
Securities issued or secured by government entities		361,776	10.15%		56,260	9.68%		17,663	12.09%		10,213	9.97%		445,912	10.17%
Securities issued by other financial entities		101,594	9.85%		260,677	9.92%		740,289	10.38%		311,852	11.70%		1,414,412	10.55%
Others		20,131	10.74%		82,265	10.80%		19,454	11.25%		—	0.00%		121,850	10.87%

Subtotal		818,146	9.74%		1,413,002	9.59%		1,237,949	9.33%		526,373	11.28%		3,995,470	9.76%

Total	Ps	1,794,884		Ps	1,653,726		Ps	1,458,444		Ps	667,167		Ps	5,574,221

(1)	Amounts are net of allowances for decline in value which amounted to Ps 21,830 million in 2007.

(2)	Yield was calculated using the internal return rate (IRR) as of December 31, 2007.

As of December 31, 2007, the Bank had the following investments in securities of issuers that exceeded 10% of its shareholders’ equity:

	Issuer	Fair value		Amortized Cost
	(Ps million)
Securities issued or secured by Colombian government	Ministry of Finance		2,221,420		2,244,087
Securities issued by other financial entities	Titularizadora Colombiana		1,132,127		1,146,875
Securities issued by Colombian Central Bank	Banco de la República		586,363		586,399

Total		Ps	3,939,910	Ps	3,977,361

E.3. LOAN PORTFOLIO
It was not practical, to the extent available without unreasonable efforts, to disclose foreign activities information to certain tables included in this section.
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
The current regulations also require that institutions develop a system for the management of credit risk (SARC, for its initials in Spanish), establishing strategies, policies, methods, processes and structures for the evaluation, monitoring, and control of credit risk. See “Item 4. Information on the Company — E. Selected Statistical Information — E.4. Summary of Loan Loss Experience — New Provision System (or Credit Risk Management System — “SARC”)”.
The Bank classifies its loan portfolio into the following categories:
•	Corporate loans, which include loans to medium and large corporations;
•	Retail loans, which include loans to individuals, such as personal lines of credit, vehicle loans and credit card loans, small business loans;
•	Financial leases; and
•	Mortgage loans, for the acquisition and building of new or used housing.
In 2007, Bancolombia continued to concentrate its efforts in adjusting its credit risk management system SARC by enhancing the expected loss models. These models are expected to be implemented in the future. Such adjustments were based on the rules and regulations issued by the Superintendency of Finance but also had the additional purpose of achieving competitive advantages.

The following table shows the Bank’s loan portfolio classified into corporate, retail, financial leases and mortgage loans:

	As of December 31,
	2003		2004		2005		2006		2007(3)
									Foreign		Domestic		Total
	(Ps million)

Corporate
Trade financing	Ps	149,582	Ps	253,632	Ps	783,894	Ps	777,417	Ps	313,736	Ps	845,810	Ps	1,159,546
Loans funded by domestic development banks		394,947		770,331		948,659		321,263		39,758		842,957		882,715
Working capital loans		4,687,153		4,298,354		7,702,420		11,534,148		2,779,180		13,320,319		16,099,499
Credit cards		8,237		24,621		42,293		50,803		6,546		36,613		43,159
Overdrafts		32,371		67,018		62,041		74,218		8,610		50,536		59,146

Total corporate		5,272,290		5,413,956		9,539,307		12,757,849		3,147,830		15,096,235		18,244,065

Retail (1)
Credit cards		335,172		392,900		582,533		796,175		164,612		1,855,999		2,020,611
Personal loans		814,885		1,111,250		1,556,429		2,281,177		1,473,168		2,305,390		3,778,558
Vehicle loans		229,737		381,723		629,326		963,072		6,711		1,305,685		1,312,396
Overdrafts		81,294		89,867		101,957		119,882		22,943		195,063		218,006
Loans funded by domestic development banks		330,246		359,494		403,414		386,283		6,204		713,007		719,211
Trade financing		19,644		54,189		76,643		70,406		4,941		93,037		97,978
Working capital loans		898,239		1,295,643		1,612,650		2,331,999		13,399		3,715,945		3,729,344

Total retail		2,709,217		3,685,066		4,962,952		6,948,994		1,691,978		10,184,126		11,876,104

Financial Leases(2)		—		880,110		2,660,556		3,553,286		125		4,698,702		4,698,827
Mortgage		48,161		56,107		1,463,437		1,385,445		952,886		1,930,742		2,883,628

Total loans		8,029,668		10,035,239		18,626,252		24,645,574		5,792,819		31,909,805		37,702,624
Allowance for loan losses		(387,263)		(434,378)		(705,882)		(834,183)		(201,647)		(1,255,504)		(1,457,151)

Total loans, net	Ps	7,642,405	Ps	9,600,861	Ps	17,920,370	Ps	23,811,391	Ps	5,591,172	Ps	30,654,301	Ps	36,245,473

(1)	Includes loans to high-income individuals and small companies.

(2)	Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.

(3)	In 2007 the foreign loan category becomes material to the Bank due to the acquisition of Banagrícola.
As of December 31, 2007, BC’s total loan portfolio amounted to approximately Ps 37.70 trillion, representing an increase of 52.98% as compared to approximately Ps 24.65 trillion in 2006. This increase was due to the positive performance of the Colombian economy, the better conditions of law and order in Colombia, which generated a better business climate that raised the demand for credit in the majority of the economic sectors and the acquisition of Banagrícola’s which increased the loan portfolio by Ps 5.80 trillion at December 31, 2007 (or 23.5% of total).
In 2006, the Bank’s total loan portfolio increased 32.32% to approximately Ps 24.65 trillion from approximately Ps 18.63 trillion in 2005. This increase was due to the positive performance of the Colombian economy and the increase of credit demand during 2006.
Below is a brief explanation of the factors that contributed to the increase in BC’s (including Banagrícola) loan portfolio as of December 31, 2007 in each of the loan portfolio’s categories.

Corporate Loans
As of December 31, 2007, corporate loans amounted to approximately Ps 18.24 trillion, increasing 43.0% as compared to approximately Ps 12.76 trillion as of December 31, 2006, of which 24.7% is related to the acquisition of Banagrícola. Loans funded by domestic development banks represented the highest growth (174.76%) increasing from approximately Ps 0.32 trillion in 2006 to approximately Ps 0.88 trillion in 2007. Working capital loans increased from approximately Ps 11.53 trillion in 2006 to approximately Ps 16.10 trillion in 2007, representing an increase of 39.58%, of which 24.1% is related to the acquisition of Banagrícola.
The performance of the Colombian economy, particularly the domestic demand in 2007, was the principal factor for the increase in overall credit demand. As of September 30, 2007, the following economic sectors presented the highest growth rates as compared to September 30, 2006: retail, maintenance, restaurants and hotels sector with 9.87%, transport, warehousing and communication with 10.90% and manufacturing industry with 8.93%, according to the information provided by Departamento Administrativo Nacional de Estadística (the “National Administrative Department of Statistics” or “DANE”).
According to figures published by the Superintendency of Finance, the Commercial Loan/GDP ratio and the Consumer Loan/GDP ratio showed high growths in September 2007 as compared to September 2006, reaching 17.89% and 9.07% respectively.
In 2006, total corporate loans increased 33.74% to approximately Ps 12.76 trillion primarily due to a 49.75% increase in working capital loans and a 20.12% increase in credit card, and a 19.63% increase in overdrafts, offset by a 66.14% reduction (Ps 667,396 million) in loans funded by domestic development banks. This decrease is explained by the high level of liquidity that BC had during 2006, which allowed the bank to fund its loan portfolio with its own funds and not using funds from domestic development banks.
As of December 31, 2005, 2006 and 2007 total corporate loans represented 51.21%, 51.76% and 48.38% respectively, of the Bank’s total loan portfolio.
Retail Loans
In 2007, retail loans increased 70.9% as compared to 2006, increasing from approximately Ps 6.95 trillion in 2006 to approximately Ps 11.88 trillion in 2007, of which 24.3% is related to the acquisition of Banagrícola. This increase was primarily due to a 153.8% increase in credit card billings (20.7% related to Banagrícola acquisition), 86.19% in loans funded by domestic development banks (1.6% related to Banagrícola acquisition), 65.6% increase in personal retail loans (64.6% related to Banagrícola acquisition) and 59.9% increase in working capital loan (0.6% related to Banagrícola acquisition). On a macroeconomic level, these growth rates were driven by 9.46% growth on retail sales in 2006 (this information is provided by the DANE in the “Encuesta Muestra Mensual de Comercio al Por Menor” or Survey Shows Monthly of Commerce al in Detail) which encouraged the use of the Bank’s products, such as credit cards and personal credit.
The increase in retail loans was also driven by the opening of 18 new branches as well as the implementation of new mobile branches together with 57 non-banking correspondents, in different cities within Colombia. Additionally there was an increase in the number of credit cards outstanding.
Total retail loans increased 40.02% in 2006 from approximately Ps 4.96 trillion in 2005 to approximately Ps 6.95 trillion in 2006. This increase was primarily due to a 46.56% increase in personal loans, a 53.03% increase in vehicle loans and a 36.67% increase in credit card billings. This increase in retail loans was driven by the opening of 30 new branches and the implementation of new mobile branches in different cities and towns in Colombia, as well as the increase in the number of outstanding credit cards and the expansion of Sufinanciamiento’s business.
As of December 31, 2005, 2006 and 2007, retail loans represented 26.64%, 28.20% and 31.50%, respectively, of the Bank’s total loan portfolio.

Mortgage Loans
As of December 31, 2007, mortgage loans amounted to approximately Ps 2.88 trillion, increasing 108.14% as compared to approximately Ps 1.39 trillion in 2006, of which 68.8% is related to the acquisition of Banagrícola. As of December 31, 2007, mortgage loans represented 7.65% of the total loan portfolio, compared with 5.62% of the total loan portfolio for 2006. This increase was mainly driven by the favorable performance of the construction sector as well as the sales strategy adopted by the Bank. Additionally, the Bank sold mortgage loans to “Titularizadora Colombiana S.A.” amounting to approximately Ps 729 billion in 2007. During 2006, mortgage loans decreased 5.3% as a result of securitizations that totaled Ps 905 billion and which occurred during the third quarter of the year. Those securtitizations imply a reallocation of assets as the Bank repurchases some of the securities derived from the securitizing exercise.
Financial Leases
According to information published by the Superintendency of Finance as of December 31, 2007, BC, through its subsidiaries Leasing Bancolombia and Sufinanciamiento, is the Colombian leader in financial lease contracts origination. Including the subsidiaries mentioned above, and with Factoring Bancolombia, Suleasing Internacional, Bancolombia Puerto Rico Internacional, Inc. and Bancolombia Panamá, compared to the figures as of December 31, 2006, the financial lease loan portfolio increased 32.24% in 2007, from approximately Ps 3.55 trillion in 2006 to approximately Ps 4.70 trillion in 2007, representing approximately 12.46% of the total loan portfolio at the end of the year. The favorable performance of the different economic sectors and the sale strategies of these entities allowed BC to achieve this position. The acquisition of Banagrícola had no effect on these numbers as Banagrícola did not have financial leases by the end of 2007.
During 2006, financial leases increased 33.5%, from Ps 2.66 trillion in 2005 to Ps 3.55 trillion, representing 14.41% of BC’s total loan portfolio. The financial leases as a percentage of BC’s total loan portfolio, decreased from 14.41% in 2006 to 12.46% in 2007. This decrease is mainly due to the acquisition of Banagrícola which does not have any financial leases.
Borrowing Relationships
As of December 31, 2007, the aggregate outstanding principal amount of the Bank’s 25 largest borrowing relationships, in a consolidated basis, represented approximately 9.80% of the total consolidated loan portfolio, and no single borrowing relationship represented more than 1.69% of the total loan portfolio. Also, 100% of those loans were corporate loans and 97.18% of these relationships were classified as “A”.
As of December 31, 2007, 100% of those loans were corporate loans and 96.37% of these relationships were classified as “A” loans and 3.63% as “D”.

Maturity and Interest Rate Sensitivity of Loans
The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2007:

	Due in one year	Due after one year through five	Due after five
	or less	years	years	Total
	(Ps million)
Peso-denominated loans and financial leases:
Corporate
Trade financing	258,280	72,872	277	331,429
Loans funded by domestic development banks	39,778	181,344	111,732	332,854
Working capital loans	3,076,590	5,601,174	1,408,842	10,086,606
Credit cards	3,594	30,447	6	34,047
Overdrafts	50,536	—	—	50,536

Total corporate	3,428,778	5,885,837	1,520,857	10,835,472

Retail
Credit cards	280,556	1,483,838	2,718	1,767,112
Personal loans	247,317	1,992,271	65,690	2,305,278
Vehicle loans	66,274	1,144,086	95,325	1,305,685
Overdrafts	195,063	—	—	195,063
Loans funded by domestic development banks	54,074	545,821	75,158	675,053
Trade financing	69,245	1,485	—	70,730
Working capital loans	1,360,997	2,046,584	249,202	3,656,783

Total retail	2,273,526	7,214,085	488,093	9,975,704

Financial leases	211,414	3,162,004	927,786	4,301,204

Mortgage	37,459	140,199	1,753,083	1,930,741

Total peso-denominated loans and financial leases	5,951,177	16,402,125	4,689,819	27,043,121

U.S. Dollar-denominated loans and financial leases
Corporate
Trade financing	452,587	115,362	260,168	828,117
Loans funded by domestic development banks	191,712	343,621	14,528	549,861
Working capital loans	2,133,535	2,777,234	1,102,124	6,012,893
Credit cards	576	8,536	—	9,112
Overdrafts	8,610	—	—	8,610

Total corporate	2,787,020	3,244,753	1,376,820	7,408,593

Retail
Credit cards	21,590	231,909	—	253,499
Personal loans	21,801	403,366	1,048,113	1,473,280
Vehicle loans	236	5,857	618	6,711
Overdrafts	22,943	—	—	22,943
Loans funded by domestic development banks	29,208	10,332	4,618	44,158
Trade financing	22,407	1,714	3,127	27,248
Working capital loans	47,435	21,548	3,578	72,561

Total retail	165,620	674,726	1,060,054	1,900,400

Financial leases	15,087	276,996	105,540	397,623
Mortgage	4,376	28,875	919,636	952,887

Total U.S. dollar-denominated loans and financial leases	2,972,103	4,225,350	3,462,050	10,659,503

Total loans	8,923,280	20,627,475	8,151,869	37,702,624

As of December 31, 2007, 54.71% of BC’s loan portfolio’s maturities were between 1 and 5 years. As part of its credit policies, BC verifies at least annually, the maximum lending limits of its customers based on its performance and financial evaluations. Additionally, outstanding loans greater than 300 SMMLV (Ps 129 million as of December 31, 2007) are rated on a semi-annual basis.

The following table shows the interest rate sensitivity of the Bank’s loan portfolio due after one year and within one year or less as of December 31, 2007:

	As of December 31,
	2007(1)
	(Ps million)

Loans with term of one year or more:
Variable Rate
Peso-denominated	Ps	17,992,284
U.S. Dollar-denominated		7,346,727

Total		25,339,011

Fixed Rate
Peso-denominated		3,099,660
U.S. Dollar-denominated		340,673

Total		3,440,333

Loans with terms of less than a year:
Peso-denominated		5,951,177
U.S. Dollar-denominated		2,972,103

Total		8,923,280

Total loans	Ps	37,702,624

(1)	This figures also include financial leases.
Loans by Economic Activity
The following table analyzes the Bank’s loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

	As of December 31,
	2003		%	2004(1)%			2005		%	2006		%	2007		%

Agricultural	Ps	183,293	2.3%	Ps	480,414	4.8%	Ps	844,651	4.5%	Ps	996,091	4.0%	Ps	1,695,451	4.5%
Mining products and oil		84,414	1.0%		140,137	1.4%		273,580	1.5%		456,770	1.9%		711,836	1.9%
Food, beverage and tobacco		133,859	1.7%		666,602	6.6%		1,371,696	7.4%		1,665,850	6.8%		2,000,330	5.3%
Chemical production		174	0.0%		386,434	3.9%		572,000	3.0%		805,900	3.3%		1,213,368	3.2%
Other industrial and manufacturing products		1,929,007	24.0%		1,762,447	17.6%		2,982,246	16.0%		3,867,432	15.7%		5,558,371	14.7%
Government		836,832	10.4%		1,027,009	10.2%		1,226,597	6.6%		602,585	2.4%		772,539	2.1%
Construction		180,704	2.3%		575,679	5.7%		2,980,173	16.0%		1,534,816	6.2%		2,680,281	7.1%
Trade and tourism		893,729	11.1%		1,760,120	17.5%		2,693,730	14.5%		2,791,340	11.3%		4,713,417	12.5%
Transportation and communications		408,285	5.1%		720,031	7.2%		1,496,371	8.0%		1,924,129	7.8%		2,340,138	6.2%
Public services		472,451	5.9%		469,658	4.7%		941,975	5.0%		1,183,361	4.8%		1,514,595	4.0%
Consumer services		2,380,162	29.6%		1,601,132	16.0%		2,134,950	11.5%		5,804,779	23.6%		10,564,706	28.0%

Commercial services		526,758	6.6%		445,576	4.4%		1,108,283	6.0%		3,012,521	12.2%		3,937,592	10.5%

Total loans	Ps	8,029,668	100.0%	Ps	10,035,239	100.0%	Ps	18,626,252	100.0%	Ps	24,645,574	100.0%	Ps	37,702,624	100.0%

(1)	Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.
Policies for the granting and review of credits
The Bank’s credit standards and policies aim to achieve a high level of credit quality in the Bank’s loan portfolio, efficiency in the processing of loans and the specific assignment of responsibilities for credit risk.
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

BC’s policies require every credit to be analyzed using the following factors: the character, reputation and credit history of the borrower, the type of business the borrower engages in, the borrower’s ability to repay the loan, the coverage and suitability of the proposed collateral for the loan, information received from the credit risk center, debt serviceability and compliance with the loan terms and the country risk where the debtor is headquartered in the case of credits from abroad.
In addition to an analysis of the borrower, the Bank engages in the analysis of the different economic sectors to which the Bank makes loans and has established guidelines for financial analysis of the borrower and for participation in investment projects in and outside Colombia.
The Bank applies the lending limits established under Colombian law, which require that:
•
uncollateralized loans to a single customer or economic group not to exceed 10% of the Bank’s (unconsolidated) Technical Capital (the Bank’s largest uncollateralized loan as of December 31, 2007 is in the amount of Ps 335.76 billion, which represents 6.46% of the Bank’s (unconsolidated with the Bank’s financial subsidiaries) Technical Capital as of that date and is current and performing in accordance with its terms.

•
collateralized loans to a single customer or economic group not to exceed 25% of the Bank’s (unconsolidated) Technical Capital (the Bank’s largest such loan as of December 31, 2007 is in the amount of Ps 1,010.76 billion, which represents 19.45% of the Bank’s (unconsolidated) Technical Capital as of that date and is current and performing in accordance with its terms);

•
a loan to a shareholder of the Bank, with a share exceeding 20% of the Bank’s Capital, may not exceed 20% of the Bank’s (unconsolidated) Technical Capital (no shareholder own more than 20% of the Bank as of December 31, 2007); and

•
a loan to a financial institution may not exceed 30% of the Bank’s (unconsolidated) Technical Capital (the Banks’ largest such loan as of December 31, 2007 is in the amount of Ps 334.91 billion, which represents 6.45% of the Bank’s (unconsolidated) Technical Capital as of that date and is current and performing in accordance with its terms.

In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan, averaging in length from one to five years.
Loan applications, depending on their amount, are presented for approval to branch managers, the zone or regional managers, the Vice Presidents, the President, the Credit Committee and the board of directors of BC. In general, loan application decisions are made by the Bank’s management in the corresponding committee. Loan applications up to a maximum of 200 SMMLV or Ps 86.7 million (approximately US$ 43,052) may also be submitted to the Bank’s centralized credit area where the approval is done using a credit scoring methodology.

Approval limits are set by senior management, and the actual amounts disbursed are determined by factors such as past experience, risk factors identified, credit policies and regulations, in the judgement of the relevant management members. The amounts to be disbursed are reduced to 60% of the approved total the loan is unsecured. The following table sets forth the size limits, measured in nominal pesos or their equivalent in U.S. dollars, for loan application approval by authorization level as established by the board of directors of BC:

	Maximum loan approval limits
	Unsecured loans (1)		Secured loans
	(U.S. dollar)	(Ps million)	(U.S. dollar)	(Ps million)

Authorization level:
Branch Managers and Zone Managers	There is no pre-established limit. Approval limits are set by senior management, and cannot exceed the limits set for Regional Managers.		There is no pre-established limit. Approval limits are set by senior management, and cannot exceed the limits set for Regional Managers.

Regional Managers Corporate Banking	1,899,084	3,826	3,165,141	6,377
Small and Medium Sized Enterprises and Personal Banking Regional Managers	1,302,884	2,625	2,171,477	4,375
Small and Medium Sized Enterprises and Personal Banking Vice Presidents(2)	14,423,167	29,059	24,038,612	48,432

Vice President of Mortgage Banking	7,211,583	14,529	12,019,316	24,216
Corporate Banking and Financial Vice Presidents(2)	14,423,167	29,059	24,038,612	48,432

Vice President of Human Resources	216,347	435	360,579	726
President	14,423,167	29,059	24,038,612	48,432
Credit Committee	All loans, other than those requiring the approval of the Board of Directors, within the limits established by law.		All loans, other than those requiring the approval of the Board of Directors, within the limits established by law.

(1)	Includes loans with a personal guarantee.

(2)
This approval limit corresponds to a percentage of the Bank’s Technical Capital. Vice Presidents approval limits are established depending on the borrower credit risk level. The amounts set in the table above are established to grant loans to borrowers with the lowest credit risk level. The approval limits decrease as the borrower credit risk level increases.

Loans to managers, directors and affiliates of the Bank must be approved by the Board of Directors, which has the authority to grant loans in any principal amount subject to the Bank’s legal lending limit. Approval at each level also requires the agreement of each lower level of the approval hierarchy. For example, a loan approval by regional managers would also require approval from the branch or zone managers.
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

With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the Superintendency of Finance, has implemented, through the creation of regional committees and a central qualification office, a review policy providing for a biannual evaluation, during the months of May and November, of all debtors whose indebtedness for the various credit facilities exceeds 300 SMMLV (Ps 129 million in 2007). Additionally, all the Bank’s loans are evaluated monthly based on the days they are past due. When reviewing loans, BC evaluates and updates their risk classification and makes corresponding adjustment in the provision, if needed. When monitoring outstanding loans, the Bank examines current financial statements including, for material loans with a term greater than one year, current cash flow statements. The Bank has centralized its credit review process through its information systems, including the necessary adjustments of credit scoring for personal lines of credit. In addition, the Bank keeps track of the loans reviewed every month and carries out a credit audit process that reviews the 200 largest debtors and randomly reviews a selection of its other debtors.
Classification of the Loan Portfolio
As indicated by External Circular 011 of March 2002, for purposes of classifying loans, the Bank first determines whether the loan has become due and then classifies the loan according to the number of days past due. In addition, whether or not a loan is past due, the Bank analyzes loans to determine if there are “potential weaknesses”, “deficiencies” or “serious deficiencies” based on the existence and magnitude of the following factors:
•	the expected ability of payment of a debtor and co-debtor, or the project to be financed, analyzing the income flow and expenses;
•	the debtor’s solvency, through variables such as the level of indebtedness and the quality and composition of the debtor’s and/or project’s assets, liabilities, equity and contingencies;
•	information on the debtor’s current and past compliance with obligations;
•	the timely payment of all installments as well as the financial and credit-based history as shown by risk controls and credit risk bureaus of the debtor or any other relevant source;
•	the number of times that the loan has been restructured and the nature of the respective restructuring(s);
•
the possible effects of the financial risks that the cash flow of the debtor and/or the project to be financed may be exposed to including: (i) possible market gaps of currencies, maturities and interest rates in the balance sheet structure and in off-balance sheet operations, such as financial derivatives; (ii) for those loans with variable rates or rates indexed to UVR or another index, projections and possible scenarios for the evolution of payments according to estimates of interest rates, foreign exchange rates, inflation, and other variables that may directly affect the payment of debt; and (iii) for loans denominated in foreign currencies, the market risk derived from the volatility of the corresponding exchange rates and its possible impact on the debtor’s ability to pay; for loans made abroad, an in-house and market analysis of the risk of the country where the debtor is domiciled to identify the risks of transfer and exchange of the currencies required to serve the loan and the legal, operating and strategic risks of spreading the ability to pay of the debtor or the project to be financed may be exposed to.

Credit Categories
For the purpose of credit risk evaluation, application of accounting regulations, and constitution of provisions in accordance with External Circular 052 of 2004, the Superintendency of Finance requires banking institutions to classify their credit portfolio into four categories: consumer loans, small business loans, mortgages and commercial loans.
•	Consumer loans are loans granted to individuals for the purpose of financing the acquisition of consumer goods or the payment of services for non-commercial or non-corporate objects.
•
Small business loans are loans granted to very small corporations with indebtedness levels with the corresponding entity not higher than 25 SMMLV (Ps 10.8 million) (a small corporation is every unit of economic exploitation, whether individual or corporation, in entrepreneurial, farming and livestock, industrial, commercial or utilities activities, rural or urban, with a staff no larger than 10 workers and with total assets lower than 500 SMMLV (Ps 217.3 million)).

•
Mortgages loans: These are loans, regardless of value, granted to individuals for the purchase of new or existing housing or to build a home, all in accordance with Law 546 of 1999. These loans include loans denominated in UVR or local currency, that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of 5 to 30 years.

•	Commercial loans: are loans and financial leases that are granted to individuals or companies in order to carry out organized economic activities; and not classified as small business loans).
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
In 2007, according to the classification system established by the Superintendency of Finance, commercial loans represented 62.06% of the Bank’s total loan portfolio. As a percentage of the total loan portfolio, consumer loans represented 17.49%, financial leases represented 12.46%, mortgage loans represented 7.65% and Small Business Loans represented 0.34%.
In 2006, according to the classification system established by the Superintendency of Finance, commercial loans represented 65.04% of the Bank’s total loan portfolio. As a percentage of the total loan portfolio, consumer loans represented 14.56%, financial leases represented 14.42%, mortgage loans represented 5.62% and Small Business Loans represented 0.37%.
The following table shows the Bank’s loan portfolio categorized in accordance with the regulations of the Superintendency of Finance in effect for the relevant periods:

	Loan Portfolio by Type of Loan
	As of December 31,
	2003		2004		2005		2006		2007
	(Ps million)
Commercial Loans	Ps	6,624,494	Ps	7,353,956	Ps	11,949,501	Ps	16,028,505	Ps	23,397,058
Consumer Loans		1,273,159		1,655,066		2,437,727		3,587,260		6,593,211
Small Business Loans		83,854		90,000		115,031		91,078		129,900
Financial Leases(1)		—		880,110		2,660,556		3,553,286		4,698,827
Mortgage		48,161		56,107		1,463,437		1,385,445		2,883,628

Total Loans and Financial Leases		8,029,668		10,035,239		18,626,252		24,645,574		37,702,624
Allowance for Loans and Financial Lease Losses		387,263		434,378		705,882		834,183		1,457,151

Total Loans and Financial Leases, Net	Ps	7,642,405	Ps	9,600,861	Ps	17,920,370	Ps	23,811,391	Ps	36,245,473

(1)	Includes financial leases, according to regulations issued by Superintendency of Finance and effective as of January 1, 2004.

Risk categories
The Superintendency of Finance provides the following minimum risk classifications, according to the financial situation of the debtor or the past due days of the obligation:
Category A or “Normal Risk”: Loans and financial leases in this category are appropriately serviced. The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the Bank, reflect adequate paying capacity.
Category B or “Acceptable Risk, Above Normal”: Loans and financial leases in this category are acceptably serviced and guaranty protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.
Category C or “Appreciable Risk”: Loans and financial leases in this category represent insufficiencies in the debtors’ paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.
Category D or “Significant Risk”: Loans and financial leases in this category have the same deficiencies as loans in category C, but to a larger extent; consequently, the probability of collection is highly doubtful.
Category E or “Risk of Non-Recoverability”: Loans and financial leases in this category are deemed uncollectible.

Category	Consumer
“A” Normal Risk	current – and up to 1 month past due
“B” Acceptable Risk, Above Normal	1-2 months past due
“C” Appreciable Risk	2-3 months past due
“D” Significant Risk	3-6 months past due
“E” Risk of Unrecoverability	over 6 months past due

Category	Small Business Loans	Mortgage
“A” Normal Risk	current – and up to 1 month past due	current – and up to 2 months past due
“B” Acceptable Risk, Above Normal	1-2 months past due	2-5 months past due
“C” Appreciable Risk	2-3 months past due	5-12 months past due
“D” Significant Risk	3-4 months past due	12-18 months past due
“E” Risk of Unrecoverability	over 4 months past due	over 18 months past due
Commercial loans and financial leases were classified as follows in 2006:

Category	Commercial
“A” Normal Risk	current – and up to 1 month past due
“B” Acceptable Risk, Above Normal	1-3 months past due
“C” Appreciable Risk	3-6 months past due
“D” Significant Risk	6-12 months past due
“E” Risk of Unrecoverability	over 12 months past due

As of July 2007, given the introduction of the MRC (Reference Model for Commercial Portfolio) the commercial category was classified as follows:

Category	Commercial

“AA”	current – and up to 1 month past due
“A”	1-2 months past due
“BB”	2-3 months past due
“B”	3-4 months past due
“CC”	4-5 months past due
Risk of Unrecoverability	over 5 months past due
Rules of Alignment
If a loan to a borrower is downgraded by the Bank, all of the Bank’s loans to that customer in the same credit categories are similarly downgraded.
The following table presents the Bank’s loan portfolio using the classification system of the Superintendency of Finance in effect at the end of each period:
For commercial loans, it should be noticed that the categories are equivalent as follows (“A” and “AA” = “A”; “B” and “BB” = “B”; “CC” = “C”; and the risk for unrecoverability is equal to “D” except when the loss given default or LGD (defined in Item 4.E.4 Summary of Loan Experience) is equal to 100%, in which case the risk of unrecoverability is “E”.

	As of December 31(1),
	2003		%	2004		%	2005		%	2006		%	2007		%
	(Ps million, except percentages)
“A” Normal	Ps	7,288,273	90.8%	Ps	9,327,398	93.0%	Ps	17,359,081	93.2%	Ps	23,310,545	94.6%	Ps	35,397,503	93.9%
“B” Subnormal		345,297	4.3%		320,959	3.2%		638,131	3.4%		708,774	2.9%		1,135,022	3.0%
“C” Deficient		109,615	1.4%		93,175	0.9%		202,934	1.1%		209,386	0.8%		300,085	0.8%
“D” Doubtful Recovery		196,075	2.4%		204,344	2.0%		252,635	1.4%		242,763	1.0%		604,034	1.6%
“E” Unrecoverable		90,408	1.1%		89,363	0.9%		173,471	0.9%		174,106	0.7%		265,980	0.7%
Total loans and financial leases	Ps	8,029,668	100.0%	Ps	10,035,239	100.0%	Ps	18,626,252	100.0%	Ps	24,645,574	100.0%	Ps	37,702,624	100.0%
Loans classified as “C”, “D” and “E” as a percentage of total loans		4.9%			3.9%			3.4%			2.5%			3.1%

(1)	Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.
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

Bancolombia has adopted a policy, in which the mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due. After those periods, the interest is recorded in the memorandum accounts until such time the client proceeds with payment.
Those loans that become past due and that at some point have stopped accruing interest, UVR, lease payments or other items of income, will stop accruing said income from their collection. Their entries will be recorded in memorandum accounts until such loans are collected.
The following table sets forth the breakdown of the Bank’s loans at least one day past due by type of loan in accordance with the criteria of the Superintendency of Finance in effect at the end of each period:

	As of December 31,
	2003		%	2004(3)%			2005(4)%			2006		%	2007		%
	(Ps million, except percentages)
Performing past due loans:(1)
Consumer loans past due from 31 to 60 days	Ps	24,899	57.3%	Ps	21,987	38.7%	Ps	34,630	19.7%	Ps	62,201	26.4%	Ps	131,824	30.1%
Small loans past due from 31 to 60 days(4)		2,054	4.7%		1,845	3.2%		—	0.0%		—	0.0%		—	0.0%
Commercial loans past due from 31 to 90 days		16,518	38.0%		26,398	46.5%		46,485	26.5%		74,577	31.8%		164,163	37.4%
Mortgage loans past due from 31 to 60/90/120 days(4)		—	0.0%		—	0.0%		84,156	47.9%		62,919	26.8%		81,523	18.6%
Financial leases past due from 31 to 60/90 days (2)(3)		—	0.0%		6,593	11.6%		10,301	5.9%		35,150	15.0%		61,055	13.9%

Total performing past due loans and Financial leases(3)		43,471	100.0%		56,823	100.0%		175,572	100.0%		234,847	100.0%		438,565	100.0%

Non-performing past due loans:
Consumer loans past due more than 61 days		25,069	32.9%		40,882	46.2%		66,121	24.0%		114,101	34.1%		234,659	35.2%
Small loans past due more than 31 days(4)		3,040	4.0%		3,781	4.3%		5,979	2.1%		10,003	3.0%		14,630	2.2%
Commercial loans past due more than 90 days(2)		48,069	63.1%		40,171	45.4%		114,496	41.5%		133,987	40.0%		272,031	40.8%
Mortgage loans past due more than 60/90/120 days(4)		4	0.0%		37	0.0%		77,394	28.1%		65,187	19.5%		86,103	12.9%
Financial leases past due from 31 to 60/90 days(3)		—	0.0%		3,580	4.1%		11,874	4.3%		11,210	3.4%		58,945	8.9%

Total non-performing past due loans and Financial leases(3)		76,182	100.0%		88,451	100.0%		275,864	100.0%		334,488	100.0%		666,368	100.0%

Total past due loans and Financial leases(3)	Ps	119,653		Ps	145,274		Ps	451,436		Ps	569,335		Ps	1,104,933

Total non-performing past due loans and Financial leases(3)		76,182			88,451			275,864			334,488			666,368
Foreclosed assets		162,766			153,071			236,536			193,004			234,116
Other accounts receivable more than 180 days past due		25,848			5,813			28,980			29,146			38,182

Total non-performing assets	Ps	264,796		Ps	247,335		Ps	541,380		Ps	556,638		Ps	938,666

Allowance for loan and financial leases losses(3)		(387,263)			(434,378)			(705,882)			(834,183)			(1,457,151)
Allowance for estimated losses on foreclosed assets		(135,090)			(140,865)			(205,176)			(174,393)			(201,822)
Allowance for accounts receivable and accrued interest losses		(26,182)			(18,807)			(40,727)			(34,936)			(69,956)
Loans at least one day past due as a percentage of total loans(3)		1.5%			1.5%			2.5%			2.3%			2.9%
Allowance for loan losses as a percentage of loans at least one day past due(3)		323.7%			299.0%			156.4%			146.5%			131.9%
Allowance for loan losses as a percentage of loans classified as “C”, “D” and “E” (3)		97.8%			112.3%			112.2%			133.2%			124.5%
Percentage of performing loans to total loans(3)		99.1%			99.1%			98.5%			98.6%			98.2%

(1)
Performing past due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated. Once interest is unpaid on accrual loans for a longer period than is specified above, the loan is classified as non-performing. Under Colombian Banking regulations, a loan is past due when it is at least 31 days past the actual due date. Bancolombia (unconsolidated), Sufinanciamiento, Patrimonio Autónomo C.V. Sufinanciamiento, Bancolombia Panama and Bancolombia Cayman, adopted a policy, in which all loans and financial leasing operations of any type, with the exception of mortgage loans that are more than 30 days past due, cease to accumulate interest on the statement of operations and instead are recorded in the memorandum accounts until such time the client proceeds with their payment.

(2)	The Consumer financial leases are due from 31 to 60 days and the commercial financial leases are due from 31 to 90 days.

(3)	Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004. It also includes allowance for performing and non-performing loans.

(4)
Effective as of January 1, 2005, External Circular 052 of 2004 of the Superintendency of Finance modified the classification between performing and non — performing loans. According to the new regulation mortgage and small business loans are classified as non performing when are past due more than 60 and 30 days, respectively. This change in the regulation applies for fiscal years 2005, 2006 and 2007. For fiscal years ended on December 31, 2003 and 2004, mortgage and small business loans are classified as nonperforming when are past due more than 120 and 60 days, respectively.

The following table illustrates BC’s past due loan portfolio by type of loan:

	As of December 31,
	2003		%	2004		%	2005		%	2006		%	2007		%
	(Ps million, except percentages)
Corporate
Trade financing	Ps	2,841	2.3%	Ps	3,862	2.7%	Ps	9,728	2.2%	Ps	18,218	3.2%	Ps	14,171	1.3%
Loans funded by domestic development banks		1,149	1.0%		1,705	1.2%		7,463	1.7%		6,820	1.2%		7,842	0.7%
Working capital loans		30,706	25.7%		21,211	14.6%		55,354	12.2%		67,267	11.7%		166,135	15.1%
Credit cards		136	0.1%		1,273	0.9%		1,616	0.4%		2,669	0.5%		507	0.0%

Overdrafts		1,032	0.9%		1,668	1.1%		4,177	0.9%		7,716	1.4%		1,972	0.2%

Total corporate		35,864	30.0%		29,719	20.5%		78,338	17.4%		102,690	18.0%		190,627	17.3%
Retail
Credit cards		12,204	10.2%		13,785	9.5%		25,967	5.8%		40,307	7.1%		151,522	13.7%
Personal loans		32,876	27.5%		43,945	30.2%		63,008	14.0%		113,514	19.9%		168,693	15.3%
Vehicle loans		6,453	5.4%		9,697	6.7%		23,829	5.3%		41,641	7.3%		74,495	6.7%
Overdrafts		7,967	6.6%		8,637	5.9%		10,234	2.2%		11,771	2.1%		28,253	2.6%
Loans funded by domestic development banks		5,299	4.4%		6,382	4.4%		8,391	1.9%		12,166	2.1%		21,264	1.9%
Trade financing		355	0.3%		156	0.1%		658	0.1%		1,403	0.2%		3,404	0.3%

Working capital loans		18,084	15.1%		22,743	15.7%		41,000	9.0%		57,976	10.3%		140,842	12.8%

Total retail		83,238	69.5%		105,345	72.5%		173,087	38.3%		278,778	49.0%		588,473	53.3%
Financial Leases (1)		—	0.0%		10,173	7.0%		22,175	4.9%		46,359	8.1%		119,999	10.9%
Mortgage		551	0.5%		37	0.0%		177,836	39.4%		141,508	24.9%		205,834	18.5%

Total past due loans	Ps	119,653	100.0%	Ps	145,274	100.0%	Ps	451,436	100.0%	Ps	569,335	100.0%	Ps	1,104,933	100.0%

(1)	Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.
The total amount of past due loans increased 94.07% from Ps 569,335 million in 2006 to Ps 1,104,933 million in 2007. The percentage of past due loans as a percentage of the Bank’s total loan portfolio increased from 2.31% in 2006 to 2.93% in 2007. The increase is due to higher interest rates in Colombia, Bancolombia’s largest market, and the higher participation that the retail and SME’s segment has reached in the Bank’s loan book.

The past due portfolio increased 26.12% between 2005 and 2006, from Ps 451,436 million at December 31, 2005, to Ps 569,335 million at December 31, 2006.
We believe that future increases in average nominal interest rates may result in additional past due loans. There can be no assurance that the increases in past due performing loans will not continue in the future. If performing past due loans are not made current, they will be categorized as non-performing past due loans and additional allowances for loan losses will have to be established.
The following table presents information with respect to the Bank’s loan portfolio at least 31 days past due based on the nature of the collateral for the loan:

	As of December 31,
	2003		%	2004		%	2005		%	2006		%	2007		%
	(Ps million, except percentages)
Secured
Current	Ps	2,596,226	32.3%	Ps	3,950,303	39.4%	Ps	7,947,554	42.7%	Ps	10,762,717	43.7%	Ps	16,923,998	44.9%
Past due loans from 31 to 90 days (commercial)		10,935	0.1		16,295	0.2		30,193	0.2		41,594	0.2		93,309	0.2
Past due financial leases 31 to 90 days (commercial) (2)		—	0.0		6,514	0.1		9,767	0.1		32,993	0.1		57,284	0.2
Past due loans from 31 to 60 days (consumer)		5,690	0.1		7,027	0.1		8,946	0.0		11,910	0.1		27,429	0.1
Past due financial leases from 31 to 60 days (consumer) (2)		—	0.0		79	0.0		534	0.0		2,157	0.0		3,771	0.0
Past due loans from 31 to 60 days (small business loans)		466	0.0		665	0.0		712	0.0		1,054	0.0		1,895	0.0
Past due loans from 31 to 120 days (mortgage)		—	0.0		—	0.0		131,268	0.7		99,885	0.4		122,440	0.3
Past due loans from 61 to 90 days (consumer)		2,020	0.0		3,441	0.0		4,336	0.0		5,150	0.0		12,913	0.0
Past due financial leases from 61 to 90 days (consumer) (2)		—	0.0		78	0.0		134	0.0		770	0.0		655	0.0
Past due loans from 61 to 90 days (small business loans)		315	0.1		411	0.0		445	0.0		644	0.0		942	0.0
Past due loans from 91 to 180 days (commercial)		5,751	0.1		8,730	0.1		14,306	0.1		19,582	0.1		36,358	0.1
Past due financial leases from 91 to 180 days (commercial) (2)		—	0.0		1,845	0.0		4,900	0.0		4,143	0.0		43,618	0.1
Past due loans from 91 to 180 days (consumer)		2,995	0.1		6,074	0.1		5,380	0.0		6,938	0.0		16,080	0.0
Past due financial leases from 91 to 180 days (consumer) (2)		—	0.0		83	0.0		344	0.0		418	0.0		644	0.0
Past due loans from 91 to 120 days (small business loans)		476	0.0		926	0.0		1,130	0.0		2,274	0.0		4,319	0.0
Past due loans from 121 to 180 days (mortgage)		4	0.0		—	0.0		13,631	0.1		11,248	0.1		20,627	0.1
Past due loans from 181 to 360 days (commercial)		8,995	0.1		6,156	0.1		17,938	0.1		21,733	0.1		25,277	0.1
Past due financial leases from 181 to 360 days (commercial) (2)		—	0.0		924	0.0		3,304	0.0		3,946	0.0		6,792	0.0
Past due loans from 181 days to 360 days (consumer)		2,589	0.0		3,348	0.0		4,487	0.0		5,118	0.0		16,179	0.0
Past due financial leases from 181 to 360 days (consumer) (2)		—	0.0		76	0.0		149	0.0		164	0.0		1,149	0.0
Past due loans from 121 to 360 days (small business loans)		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0
Past due loans from 181 days to 360 days (mortgage)		—	0.0		37	0.0		16,651	0.1		16,973	0.1		24,559	0.1
Past due loans more than 360 days		17,217	0.2		9,661	0.1		24,636	0.1		33,676	0.1		82,105	0.2
Past due financial leases more than 360 days(2)		—	0.0		573	0.0		3,043	0.0		1,769	0.0		6,087	0.0
Total	Ps	2,653,679	33.1%	Ps	4,023,246	40.2%	Ps	8,243,788	44.2%	Ps	11,086,856	45.0%	Ps	17,528,430	46.4%

	As of December 31,
	2003		%	2004		%	2005		%	2006		%	2007		%
	(Ps million, except percentages)
Unsecured(1)
Current	Ps	5,313,789	66.2%	Ps	5,939,662	59.2%	Ps	10,227,262	55.0%	Ps	13,313,522	54.0%	Ps19,673,693		52.2%
Past due loans from 31 to 90 days (commercial)		5,583	0.1		10,103	0.1		16,292	0.1		32,983	0.1		70,854	0.2
Past due loans from 31 to 60 days (consumer)		19,209	0.2		14,960	0.1		25,684	0.1		50,291	0.2		104,395	0.3
Past due loans from 31 to 60 days (small business loans)		1,588	0.0		1,180	0.0		923	0.0		1,879	0.0		1,891	0.0
Past due loans from 61 to 90 days (consumer)		—	0.0		7,115	0.1		13,678	0.1		23,495	0.1		49,112	0.1
Past due loans from 61 to 90 days (small business loans)		793	0.0		557	0.0		664	0.0		943	0.0		1,022	0.0
Past due loans from 91 to 180 days (commercial)		2,980	0.0		3,980	0.0		27,230	0.1		10,206	0.0		27,896	0.1
Past due loans from 91 to 180 days (consumer)		9,289	0.1		12,490	0.1		21,809	0.1		36,662	0.2		80,027	0.2
Past due loans from 91 to 120 days (small business loans)		1,456	0.0		1,887	0.0		2,105	0.0		3,209	0.0		4,561	0.0
Past due loans from 181 to 360 days (commercial)		8,889	0.1		6,863	0.1		19,017	0.1		21,957	0.1		60,490	0.2
Past due loans from 181 days to 360 days(consumer)		8,176	0.1		8,414	0.1		16,431	0.1		36.738	0.2		60,348	0.2
Past due loans more than 360 days		4,237	0.1		4,782	0.0		11,369	0.1		26,833	0.1		39,905	0.1
Total	Ps	5,375,989	66.9%	Ps	6,011,993	59.8%	Ps	10,382,464	55.8%	Ps	13,558,718	55.0%	Ps	20,174,194	53.6%

Total current loans and financial leases(2)	Ps	7,910,015	98.5%	Ps	9,889,965	98.6%	Ps	18,174,816	97.7%	Ps	24,076,239	97.7%	Ps	36,597,691	97.1%
Past due loans from 31 to 90 days (commercial)		16,518	0.2		26,398	0.3		46,485	0.2		74,577	0.3		164,163	0.4
Past due financial leases from 31 to 90 days (commercial) (2)		—	0.0		6,514	0.1		9,767	0.1		32,993	0.1		57,284	0.2
Past due loans from 31 to 60 days (consumer)		24,899	0.3		21,987	0.2		34,630	0.2		62,201	0.3		131,824	0.3
Past due financial leases from 31 to 60 days (consumer) (2)		—	0.0		79	0.0		534	0.0		2,157	0.0		3,771	0.0
Past due loans from 31 to 60 days (small business loans)		2,054	0.0		1,845	0.0		1,635	0.0		2,933	0.0		3,786	0.0
Past due loans from 31 to 120 days (mortgage)		—	0.0		—	0.0		131,268	0.7		99,885	0.4		122,440	0.3
Past due loans from 61 to 90 days (consumer)		2,020	0.0		10,556	0.1		18,014	0.1		28,645	0.1		62,025	0.2
Past due financial leases from 61 to 90 days (consumer) (2)		—	0.0		78	0.0		134	0.0		770	0.0		655	0.0
Past due loans from 61 to 90 days (small business loans)		1,108	0.0		968	0.0		1,109	0.0		1,587	0.0		1,964	0.0
Past due loans from 91 to 180 days (commercial)		8,731	0.1		12,710	0.1		41,536	0.2		29,788	0.1		64,254	0.2
Past due financial leases from 91 to 180 days (commercial) (2)		—	0.0		1,845	0.0		4,900	0.0		4,143	0.0		43,618	0.1
Past due loans from 91 to 180 days (consumer)		12,284	0.2		18,564	0.2		27,189	0.1		43,600	0.2		96,107	0.3
Past due financial leases from91 to 180 days (consumer) (2)		—	0.0		83	0.0		344	0.0		418	0.0		644	0.0
Past due loans from 91 to 120 days (small business loans)		1,932	0.0		2,813	0.0		3,235	0.0		5,483	0.0		8,880	0.0
Past due loans from 121 to 180 days (mortgage)		4	0.0		—	0.0		13,631	0.1		11,248	0.0		20,627	0.1
Past due loans from 181 to 360 days (commercial)		17,884	0.2		13,019	0.2		36,955	0.2		43,690	0.2		85,767	0.2
Past due financial leases from 181 to 360 days (commercial) (2)		—	0.0		924	0.0		3,304	0.0		3,946	0.0		6,792	0.0
Past due loans from 181 days to 360 days (consumer)		10,765	0.1		11,762	0.1		20,918	0.1		41,856	0.2		76,527	0.2

	As of December 31,
	2003		%	2004		%	2005		%	2006		%	2007		%
	(Ps million, except percentages)
Past due financial leases from 181 to 360 days (consumer) (2)		—	0.0		76	0.0		149	0.0		164	0.0		1,149	0.0
Past due loans from 181 days to 360 days (mortgage)		—	0.0		37	0.0		16,651	0.1		16,973	0.1		24,559	0.1
Total past due loans more than 360 days		21,454	0.4		14,443	0.1		36,005	0.2		60,509	0.3		122,010	0.3
Total past due financial leases more than 360 days(2)		—	0.0		573	0.0		3,043	0.0		1,769	0.0		6,087	0.0
Total past due loans and financial leases(2)		119,653	1.5		145,274	1.4		451,436	2.3		569,335	2.3		1,104,933	2.9
Total gross loans and financial leases(2)		8,029,668	100.0		10,035,239	100.0		18,626,252	100		24,645,574	100%		37,702,624	100%
Allowance for loan and financial lease losses(2)		(387,263)	(4.8)		(434,378)	(4.3)		(705,882)	(3.8)		(834,183)	(3.4)		(1,457,151)	(3.9)
Total loans and financial leases, net(2)	Ps	7,642,405	95.2%	Ps	9,600,861	95.7%	Ps	17,920,370	96.2%	Ps	23,811,391	96.6%	Ps	36,245,473	96.1%

(1)	Includes loans with personal guarantees.

(2)	Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.
Non-performing, Past Due and Restructured Loans
The following table presents a summary of loans accounted for on a non-performing basis and restructured loans with respect to the Bank’s loan portfolio:

	As of December 31,
	2003		2004		2005		2006		2007
	(Ps million)

Non-performing loans	Ps	76,182	Ps	88,451	Ps	275,864	Ps	334,488	Ps	666,368
Restructured loans, net	Ps	583,056	Ps	455,802	Ps	460,183	Ps	650,276	Ps	884,831
As of December 31, 2003, 2004, 2005, 2006 and 2007, BC didn’t have performing loans which were past due for 90 days or more.
E.4. SUMMARY OF LOAN LOSS EXPERIENCE
ALLOWANCE FOR LOAN LOSSES
The Bank records allowance for loans and financial leases losses for each period as follows:
General Allowance:
The Bank and its subsidiaries set up a general provision corresponding to one per cent (1%) of the total value of the gross loan portfolio, except on commercial loans. External Circular 039 of 2007 exempted the calculation of a general provision with respect to the commercial classification. This rule also allowed for the general provision set up until that moment, to be used for part of the individual provisions required for the enforcement of the “MRC”.
The general provision, however, may be increased if approved by the general shareholders meeting, and is updated on a monthly basis according to the increases or decreases in the loan portfolio.

In the case of companies in the Banagrícola business group, the instructions prior to External Circular 039 of 2007 were applied, meaning that, a general provision was set up corresponding to a minimum of one per cent (1%) on the total amount of the gross loan portfolio, including commercial loans.
Individual Allowance:
In compliance with instructions issued by the Superintendency of Finance, in External Circular 040 of 2007, for the consumer and small business classifications, the Bank and its subsidiaries must maintain at all times provisions corresponding to these minimum percentages, calculated on the outstanding balance.

	Minimum provision percentage net
Category	of guarantees	Minimum provision percentage
A	0%	1%
B	1%	2.20%
“Minimum provision percentage net of guarantees” is the percentage of the provision that shall be applied on the outstanding balance, deducting the value of the appropriate guarantees. “Minimum provision percentage” is the percentage of the provision that shall be applied on the outstanding balance, without deducting the value of the appropriate guarantees.
In any case, the individual provision for each rating must correspond to the sum of the provisions that result from applying the minimum provision percentage net of guarantees and the minimum provision percentage.
External Circular 040 of 2007 required that as of July 1, 2007, and until June 30, 2008, the provision for consumer loans in Categories A and B be increased, calculating this on the outstanding balance without deducting the value of the appropriate guarantees according to the following percentages. This additional provision will cease to apply after June 30, 2008, time when the new consumer reference model will be implemented.

Category	Additional Provision

A	0.60%
B	1.80%
According to that provided in Chapter II of the Basic Accounting Circular, companies may design and adopt their own internal models for estimating and/or measuring losses with regard to their commercial, consumer, housing and small business loans; or apply the reference models designed by the Superintendency of Finance for these same purposes. As of May 31, 2008, the Superintendency of Finance has issued reference models for commercial loans and consumer loans, the application of the first was mandatory in July 2007, and of the second one will be in July 2008.
The Bank and its Subsidiaries (except for Banagrícola’s subsidiaries) adopted the Reference Model issued by the Superintendency of Finance in External Circular 035, 2006 for its commercial loans, whose application became obligatory as of July 2007. This model allows for components of expected losses to be determined, according to the following parameters:
1.
Probability of Default (PD): This corresponds to the probability of the debtors belonging to a specific portfolio of commercial loans defaulting on their obligations in a period of twelve (12) months (according to the cases described in subsection b of section 1.3.3.1 of Chapter II of the Basic Accounting Circular). The probability of default is defined according to matrixes issued by the Superintendency of Finance, which are updated every year in May and come into full force and effect as of the following July, based on the terms and conditions specified by the Superintendency.

For 2007, the matrixes governing individual provisions were as follows:

Matrix B	Non-fulfillment
Commercial	Corporate	Small Business	Medium Business	Individuals

AA	2.19%	7.52%	4.19%	8.22%
A	3.54%	8.64%	6.32%	9.41%
BB	14.13%	20.26%	18.49%	22.36%
B	15.22%	24.15%	21.45%	25.81%
CC	23.35%	33.57%	26.70%	37.01%
Non-fulfillment	100%	100%	100%	100%
2.
The loss given default (LGD): This is defined as the economic deterioration sustained by a company should any of the events of default, as referred to in subsection b of section 1.3.3.1 of Chapter II of the Basic Accounting Circular, arise. The LGD for debtors classified in the default category would suffer a gradual increase according to the amount of days lapsing after being classified in said category. The LGD per type of guarantee is as follows:

		Days after		Days after
		non-	New	non-	New
Type of Collateral	LGD	fulfillment	LGD	fulfillment	LGD

Inadmissible guarantee	55%	270	70%	540	100%
Subordinate loans	75%	270	90%	540	100%
Admissible financial collateral	0-12%	—	—	—	—
Residential and commercial real estate	40%	540	70%	1080	100%
Leased real estate	35%	540	70%	1080	100%
Leased assets different from real estate	45%	360	80%	720	100%
Other collaterals	50%	360	80%	720	100%
Collection rights	45%	360	80%	720	100%
No guarantee	55%	210	80%	420	100%
According to Decree 2360 of 1993, admissible guarantee means any guarantee with respect to which the Bank would have preference over other creditors and the collateral for which complies with certain parameters and objectives of the Superintendency of Finance.
3.	Exposure at Default (EAD): Defined as the total balance outstanding, conformed by the principal, interests and any other conceept owed by the debtor.
Based on the regulations issued by the Superintendency of Finance, the minimum allowances for mortgage portfolio must correspond to the following percentages:

	Home Mortgage %
	Capital
	On	On Non-
	Guaranteed	Guaranteed
	Portion	Portion	Interest/Other

A – Normal Risk	1	1	1
B – Aceptable Risk	3.2	100	100
C – Appreciable Risk	10	100	100
D – Significant Risk	20	100	100
E – Risk of Unrecoverability	30	100	100

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
The Effect of Guarantees on Allowances
In the case of commercial loans in Colombia, the effect of guarantees on allowances is determined in accordance with the parameters set by the Reference Model (MRC) for the applicable LGD, as shown in the tables above, and the respective provisions are calculated taking into account 100% of the value of the guarantees. For consumer loans, small business loans and mortgage loans the respective provisions are calculated based on seventy per cent (70%) of the guarantee value, and, in these cases, the guarantee value will not exceed the principal amount of the loan.
In the case of Banagrícola’s portfolio for consumer loans, small business loan, commercial loans and mortgages, the respective provisions are calculated taking into account up to seventy per cent (70%) of the guarantee value, and the guarantee value will not exceed the principal amount of the loan.
For Bancolombia Panamá the respective provisions for commercial loans are calculated using 100% of the value of the related guarantees.
Nevertheless, depending on whether the security is a mortgage or not and on the length of time the loan has been in arrears, the Bank may only take into consideration the percentages of the total security value indicated below:

Time elapsed from default date to security non-execution
% Cover of security	Appropriate mortgage security/escrow	Non-mortgage security

70	0 - 18 months	0 -12 months
50	18- 24 months	12 -24 months
30	24 - 30 months	—
15	30 - 36 months	—
—	More than 36 months	More than 24 months
The security is perfected when it is formalized and if it has a professionally-established and objective value to provide effective legal backing to repayment of the secured loan, giving the lender or creditor preferential or prior rights to obtain payment, and if it is reasonably marketable.

Appreciation of mortgage collateral
The value of the collateral in favor of the Bank is established based on parameters set forth in External Circular 034 of 2001 issued by the Superintendency of Finance and listed below:
•
In the case of mortgage collateral consisting of property to be used for housing purposes, the market value shall be the initial appraisal value of the collateral duly adjusted according to the housing price index published by the National Planning Department. The value shall be updated on at least a quarterly basis, based on the aforementioned index.

•
In the case of mortgage collateral consisting of property different than housing, the market value shall be the appraisal value of the property given over in guarantee when the loan was issued or the new appraisal value as subsequently calculated on a periodic basis.

For the purpose of calculating provisions, the value of the collateral pledged on the debtor’s commercial or industrial establishments is not taken into account. Also, the main real estate which forms part and the respective establishment or mortgages on property where the establishment operates or functions, are not taken into account, except in those cases where the financial institution shows that it is possible to split up the property of the establishment and that the market value of this property is not adversely affected by such division.
The Bank and its Subsidiaries do not base their lending decisions on the amount and/or type of collateral offered, since they understand that the source of payment of the loan or financing arrangement is provided by the capacity of the beneficiary of the loan to generate cash flows, whether this is an individual or a company. However, in the case of new projects and/or mid to long-term financing, alternative sources are required in order to recover the loan. Considering that the Bank has made inroads on the SME segment, its policy is to obtain coverage with the Colombian National Guaranty Fund (Fondo Nacional de Garantías — FNG, a Colombian government entity responsible for issuing guaranties to micro-small and medium-sized businesses), and the Colombian Agricultural Guaranty Fund (Fondo Agrícola de Garantías — FAG).
The following table sets forth the changes in the allowance for loan and financial lease losses:

	Year Ended December 31,
	2003		2004		2005		2006		2007
	(Ps million)
Balance at beginning of period	Ps	332,324	Ps	387,263	Ps	434,378	Ps	705,882	Ps	834,183
Balance at beginning of period (Factoring Bancolombia)		—		—		—		5,625		—
Balance at beginning of period (Conavi, Corfinsura and subsidiaries)		—		—		236,013		—		—
Balance at beginning of period (Sufinanciamiento)		11,854		—		—		—		—
Balance at beginning of period (Banagrícola’s subsidiaries) (4)		—		—		—		—		147,357
Allowance for financial leasing reclassification (3)		—		7,002		—		—		—
Provisions for loan losses(1)		286,170		186,480		374,744		568,679		1,203,543
Charge-offs		(112,393)		(55,032)		(115,455)		(136,789)		(186,273)
Effect of difference in exchange rate		(284)		(12,751)		(3,955)		(1,210)		(25,441)
Reclassification-Securitization		—		—		(11,947)		—		—
Reversals of provisions		(130,408)		(78,584)		(207,896)		(308,004)		(516,218)

Balance at end of year (2)	Ps	387,263	Ps	434,378	Ps	705,882	Ps	834,183	Ps	1,457,151

(1)
The provision for past due accrued interest receivable, which is not included in this item, amounted to Ps 5,316 million, Ps 4,483 million, Ps 12,379 million, Ps 14,825 million and Ps 35,543 million for the years ended December 31,2003, 2004, 2005,2006 and 2007, respectively.

(2)
The allowance past due accrued interest receivable, which is not included in this item, amounted to Ps 5,170 million, Ps 4,603 million, Ps 8,655 million, Ps 11,644 million and Ps 33,303 million for the years ended December 31,2003, 2004, 2005,2006 and 2007, respectively.

(3)	Includes allowance for financial leases, according to regulations issued by the Superintendency of Banking (now Superintendency of Finance) and effective as of January 1, 2004.

(4)	Includes allowance for loan losses of Banco Agrícola, Banco Agrícola (Panamá), Arrendadora Financiera, Credibac, Aseguradora Suiza Salvadoreña and Asesuisa Vida.

The recoveries of charged-offs loans are recorded in the consolidated statement of operations and are not included in provisions for loan losses.
The following table sets forth the allocation of the Bank’s allowance for loan and financial lease losses by type of loan using the classification of the Superintendency of Finance:

	As of December 31,
	2003		2004(1)		2005		2006		2007
	(Ps million)
Commercial loans	Ps	276,285	Ps	271,296	Ps	387,473	Ps	356,272	Ps	791,957
Consumer loans		27,429		49,350		88,052		152,842		340,247
Small business loans		2,082		4,271		4,679		6,365		9,050
Financial leases		—		6,529		16,342		49,463		133,837
Mortgage		440		37		22,747		23,948		53,973
General		81,027		102,895		186,589		245,293		128,087

Total allowance for loan losses	Ps	387,263	Ps	434,378	Ps	705,882	Ps	834,183	Ps	1,457,151

(1)	Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as January 1, 2004.
The following table sets forth the allocation of the Bank’s allowance for loan and financial lease losses by type of loan:

	As of December 31,
	2003		%	2004		%	2005		%	2006		%	2007		%
	(Ps million, except percentages)
Corporate
Trade financing	Ps	217	0.1%	Ps	3,496	0.8%	Ps	23,598	3.3%	Ps	17,154	2.1%	Ps	26,339	1.8%
Loans funded by domestic development banks		57,745	14.9		10,057	2.3		20,886	3.0		7,057	0.8		28,044	1.9
Working capital loans		202,403	52.3		243,862	56.2		315,725	44.7		261,589	31.4		455,171	31.2
Credit cards		34	0.0		971	0.2		1,435	0.2		2,324	0.3		1,273	0.1
Overdrafts		370	0.1		919	0.2		1,781	0.3		3,617	0.4		2,706	0.2

Total corporate		260,769	67.4		259,305	59.7		363,425	51.5		291,741	35.0		513,533	35.2

Retail
Credit cards		6,452	1.7		11,965	2.8		21,815	3.1		36,062	4.3		134,781	9.2
Personal loans		15,687	4.1		27,718	6.4		45,955	6.5		92,625	11.1		166,685	11.4
Vehicle loans		8,550	2.2		6,121	1.4		13,837	2.0		30,698	3.7		69,080	4.7
Overdrafts		1,908	0.5		2,791	0.6		4,186	0.6		4,274	0.5		17,076	1.2
Loans funded by domestic development banks		642	0.2		1,770	0.4		3,970	0.6		5,817	0.7		30,172	2.1
Trade financing		119	0.0		59	0.0		430	0.1		1,254	0.2		5,212	0.4
Working capital loans		11,669	2.9		15,188	3.6		26,586	3.8		53,008	6.4		204,714	14.0

Total retail		45,027	11.6		65,612	15.2		116,779	16.7		223,738	26.9		627,720	43.1

Financial leases(1)		—	0.0		6,529	1.4		16,342	2.3		49,463	5.9		133,838	9.2
Mortgage		440	0.1		37	0.0		22,747	3.2		23,948	2.9		53,973	3.7
General		81,027	20.9		102,895	23.7		186,589	26.3		245,293	29.3		128,087	8.8

Total allowance for loan losses	Ps	387,263	100.0%	Ps	434,378	100.0%	Ps	705,882	100.0%	Ps	834,183	100.0%	Ps	1,457,151	100.0%

(1)	The allowance for financial leases is included in the allowance for loans since 2004.
As of December 31, 2007, the allowance for loan and financial lease losses increased 74.68% from Ps 834,183 million as of December 31, 2006, to Ps 1,457,151 million. Both the acquisition of Banagrícola and the incorporation of its portfolio, together with the Bank’s strict compliance with the Commercial Portfolio Reference Model set forth in External Circulars 039 of 2007 and 040 of 2007, of the Superintendency of Finance, gave rise to this substantial growth in provisions. This increase is reflected in each of the portfolio categories.
As of December 31, 2007, the breakdown per type of loan in the total allowance was as follows: corporate loans 76.02%, retail loans 80.56%, finance leases 70.58% and mortgage loans 125.37%, Allowance/past due loans ratio was 145%.

As of December 31, 2006, the allowance for loan and financial lease losses increased 18.18% from Ps 705,882 million as of December 31, 2005, to Ps 834,183 million. This increase was mainly due to an increase in allowances in personal loans, financial leases and general allowances.
PROVISION SYSTEM (OR CREDIT RISK MANAGEMENT SYSTEM — “SARC”)
Through External Circular 011 of 2002, which modified Chapter II of the Basic Accounting Circular regarding management of credit risk, the Superintendency of Banking (now Superintendency of Finance) requires institutions subject to its supervision to develop a credit risk management system (Sistema de Administración de Riesgo Crediticio - “SARC”). As a consequence, the Bank must establish, policies, methodologies, processes and structures to evaluate, rate, monitor, and control its credit risk.
External Circular 011 of 2002 was updated by External Circulars 052 of 2004 and 035 of 2006. Through these regulations the Superintendency of Finance defined the required characteristics internal credit risk models must meet when evaluating the expected losses of the loan portfolio and established reference models, which must be used by financial institutions while the use of their internal models is approved. The reference models will be implemented by stages depending on the credit categories, the model for commercial loans was implemented in July 2007, the model for consumer loan portfolio is expected to be implemented in July 2008. Reference models for mortgage and small business loans have not yet been released.
Allowances for loans must be based on the estimate of the expected losses and a general allowance of 1% on the total gross portfolio is maintained if the internal models do not involve anti-cyclical provisions.
Both internal and reference models require the quantification of expected losses through the following factors:
•	Probability of Default: probability of non-payment or expected delay in payment rate within a period of 12 months;

•
Estimate or quantification of the expected loss that may be incurred by the entity, should default occur. For this estimate, it is important, among other things, to calculate the rate of recovery of the active value (in the event that the loan would become unrecoverable) and the existence and suitability of the collateral that supports the loans.

For the estimate of expected losses and allowances, the Bank has to follow guidelines established by the methodological documents published by the Basel Internal Rating Approach. This model is based on three fundamental factors which must be estimated to compute the expected loss for each business line being analyzed:
Expected Loss = PD x EAD x LGD

Where:
PD=	Probability of default
EA D=	Exposure at the time of default
LGD=	Loss given default
The Bank has adequately fulfilled each one of the phases established by the Superintendency of Finance. In December 31, 2007, the Bank continues with the parallel provision system that allows the Bank to monitor the effect of SARC’s implementation. During 2008, the Bank will continue making the necessary adjustments to fulfill the requirements established by the Superintendency of Finance in order to have an approval for its internal model, meanwhile the Bank will continue to use the reference models.
It is important to note that the Superintendency of Finance has established a system in which banks will be able to implement internal models under the Internal Ratings Based (“IRB”) approach only after the implementation of the reference models designed by the regulator.

CHARGE-OFFS
The following table shows the allocation of the Bank’s charge-offs by type of loan as of December 31, 2003, 2004, 2005, 2006 and 2007:

	Year ended December 31,
	2003		2004		2005		2006		2007
	(Ps million)

Trade financing	Ps	546	Ps	100	Ps	630	Ps	5,507	Ps	151
Loans funded by domestic development banks		1,760		2,832		4,573		—		1,320
Working capital loans		72,298		15,350		18,190		49,474		47,310
Credit cards		10,035		9,015		14,960		10,067		33,256
Personal loans		19,475		20,251		37,775		46,095		86,086
Vehicle loans		1,419		1,981		2,508		6,483		10,190
Overdrafts		6,394		3,981		3,808		4,544		4,140
Mortgage & other		466		385		31,742		12,795		1,791
Financial leases (1)		—		1,137		1,269		1,824		2,029
Total charge-offs	Ps	112,393	Ps	55,032	Ps	115,455	Ps	136,789	Ps	186,273

(1)	It includes financial leases according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.
The ratio of charge-offs to average outstanding loans for years ended December 31, 2003, 2004, 2005, 2006 and 2007 was as follows:

	Year ended December 31,
	2003	2004	2006	2006	2007
Ratio of charge-offs to average outstanding loans	1.61%	0.62%	0.66%	0.63%	0.60%
In June and December, the Bank writes off debtors classified as “unrecoverable”, based on the following criteria:
•	Provision of 100% of all amounts past due (capital, interest and other items).

•	One hundred eighty (180) days past due for consumer and small business loans.

•	Three hundred sixty (360) days past due for commercial loans.

•	One thousand six hundred twenty (1620) days past due for mortgage loans.
All charge-offs must be approved by the board of directors. Even if a loan is charged off, management remains responsible for its decisions in respect of the loan, and neither the Bank nor its Subsidiaries in Colombia are released of their obligations to pursue recovery as appropriate.
The recovery of charged-off loans is accounted for as income in the Consolidated Statements of Operations.

CROSS — BORDER OUTSTANDING LOANS AND INVESTMENTS
As of December 31, 2005 and 2006 and 2007, total cross-border outstanding loans and investments amounted to approximately US$ 312 million, US$ 592 million and US$ 3,993 million, respectively. At 2007, total outstanding loans to borrowers in foreign countries amounted to US$ 3,328 million, and total investments were US$ 665 million, as of December 31, 2007, total cross-border outstanding loans and investments represented 15.43% of total assets.
The following table presents information with respect to the Bank’s cross-border outstanding loans and investments for the years ended on December 31, 2005, 2006 and 2007:

	2005		2006		2007
	( thousand of U.S. dollars)

Mexico	US$	69,907	US$	79,312	US$	91,546
Brazil		156,084		79,736		73,943
United States		3,279		166,380		192,221
Chile		—		85,281		57,234
British Virgin Island		26,469		25,596		59,488
Bolivia		1,000		—		—
Peru		150		7,125		12,211
Ecuador		3,611		6,633		16,430
Panama		4,457		9,144		94,375
El Salvador		—		9,300		2,926,703
Cayman Islands		5,740		1,690		—
Costa Rica		6,949		7,255		64,180
Guatemala		3,000		3,533		289,917
Venezuela		2,000		2,000		6,002
Germany		15,643		—		4,558
Guyana		5,000		4,000		3,000
Honduras		2,626		4,313		38,430
United Kingdom		5,870		23,209		3,122
Spain		—		17,345		1,038
Switzerland		—		40,330		15,462
Netherlands		—		20,180		—
Uruguay		—		—		100
Canada		—		—		1,019
Austria		—		—		1,034
Finland		—		—		1,003
Ireland		—		—		3,438
Sweden		—		—		4,859
Italy		—		—		3,049
Haiti		—		—		2
Norway		—		—		1
Nicaragua		—		—		28,957

Total Cross-Border Outstanding Loans and Investments	US$	311,785	US$	592,362	US$	3,993,322

E.5. DEPOSITS
The following table shows the composition of the Bank’s deposits for 2005, 2006 and 2007:

	As of December 31,
	2005		2006		2007
	(Ps million)
Non-interest bearing deposits:
Checking accounts	Ps	3,171,182	Ps	4,121,506	Ps	5,300,864
Other deposits		359,097		459,143		503,860

Total		3,530,279		4,580,649		5,804,724

Interest bearing deposits:
Checking accounts		1,068,409		1,244,348		1,567,411
Time deposits		6,259,800		7,377,586		14,304,727
Savings deposits		7,526,494		10,013,884		12,697,288

Total		14,854,703		18,635,818		28,569,426

Total deposits	Ps	18,384,982	Ps	23,216,467	Ps	34,374,150

The following table shows the time deposits held by the Bank at December 31, 2007, by amount and maturity for deposits:

	At December 31, 2007
	Pesos	U.S. dollars	Total
	(Ps million)
Time deposits higher than US$100,000(1)
Up to 3 months	2,684,853	2,527,861	5,212,714
From 3 to 6 months	1,403,562	808,854	2,212,416
From 6 to 12 months	516,786	640,313	1,157,099
More than 12 months	1,457,184	206,626	1,663,810
Time deposits less than US$100,000(1)	2,436,669	1,622,019	4,058,688

Total	8,499,054	5,805,673	14,304,727

(1)	Equivalent to Ps 201 million at the Representative Market Rate as of December 31, 2007,
For a description of the average amount and the average rate paid of deposits, see Item 4. Information on the Company — E. Selected Statistical Information — E.1. Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential.

E.6. RETURN ON EQUITY AND ASSETS
The following table presents certain selected financial ratios of the Bank for the periods indicated:

	For the Fiscal Year
	Ended December 31,
	2005	2006	2007
	(in percentages)
Net income as a percentage of:
Average total assets	3.30	2.31	2.52
Average shareholders’ equity	31.49	22.10	26.13
Dividends declared per share as a percentage of consolidated net income per share(1)	39.05	51.65	39.64
Average shareholders’ equity as a percentage of average total assets	10.47	10.46	9.63
Return on interest-earning assets(2)	12.6	10.5	12.9

(1)	Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of common and preference shares outstanding during the year.

(2)	Defined as total interest earned divided by average interest-earning assets.
E.7. INTERBANK BORROWINGS
The following table sets forth the foreign interbank borrowings by the Bank for the periods indicated:

	As of December 31,
	2005				2006				2007
	Amount			Rate(1)	Amount			Rate(1)	Amount			Rate(1)
	(Ps million, except percentages)

End of period	Ps	1,705,468		3.02%	Ps	1,066,845		9.35%	Ps	1,506,611		7.74	%(5)
Weighted average during period		1,349,987		4.05%		1,574,870		6.02%		1,748,523		6.70%
Maximum amount of borrowing at any month-end		1,975,415	(2)			2,111,978	(3)			2,291,460	(4)
Interest paid during the year		54,630				94,872				116,615

(1)	At the end of the year, the Bank typically increases its U.S. dollar-denominated interbank borrowings, which represent the great majority of interbank borrowings and which have lower interest rates.

(2)	November

(3)	February

(4)	April

(5)	Corresponds to the ratio between interest paid by foreign interbank borrowings and capital at the end of the year 2007.
ITEM 4A. UNRESOLVED STAFF COMMENTS
As of the date of the filing of this Annual Report, the Bank has not received any written comments from the Securities and Exchange Commission (the “SEC”) staff regarding the Bank’s periodical reports required to be filed under the Exchange Act.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. OPERATING RESULTS
The following discussion should be read in conjunction with Bancolombia’s audited consolidated financial statements as of and for the year period ended December 31, 2006 and 2007. The comparisons between the periods presented in this Annual Report are derived from those audited numbers without any pro-forma calculation of the effect of Banagrícola’s financial condition on Bancolombia’s consolidated financial statements for 2006. Banagrícola was acquired in May 2007, and therefore its results of operations and financial statements were included in Bancolombia’s consolidated results beginning in the fiscal year 2007. In certain cases, the ratios and comparisons presented in this Annual Reportl differ from those presented in BC’s earnings results for the fourth quarter of 2007, which presented comparisons to and ratios calculated based on pro-forma numbers for 2006.
Net income for the year ended December 31, 2007 totaled Ps 1,086.9 billion, increasing 45.0% as compared to Ps 749.5 billion for the year ended December 31, 2006 of which 12.6% is related to the acquisition of Banagrícola.
As of December 31, 2007, Bancolombia net loans totaled Ps 36,245 billion, increasing 52.2% as compared to the Ps 23,811 billion as of December 31, 2006 of which 26.8% is related to the acquisition of Banagrícola.
For the year ended December 31, 2007, net interest income amounted to Ps 2,808.3 billion, increasing 58.9% as compared to the net interest income recorded in the year ended December 31, 2006 of which 19.5% is related to the acquisition of Banagrícola. The increase was also due to marginal loan growth portfolio, higher interest rates and a better performance of the investment portfolio.
Net fees and income from services for year ended December 31, 2007, totaled Ps 1,169.7 billion, which represents an increase of 34.82% as compared to Ps 867.7 billion for the year ended December 31, 2006 of which 24.2% is related to the acquisition of Banagrícola.
Total operating expenses for the year ended December 31, 2007 amounted to Ps 2,271.7 billion, increasing 21.4% as compared to the Ps1,871.0 billion for the year ended December 31, 2006 of which 16.9% is related to the acquisition of Banagrícola.
Efficiency, measured as the ratio between operating expenses and net operating income, reached 53.0% for the year ended December 31, 2007, which was lower than the 64.37% recorded for 2006.
Provisions for loan and accrued interest losses for the year ended December 31, 2007 amounted to Ps 708 billion increasing 166.0% when compared to the same period of 2006 of which 45.8% is related to the acquisition of Banagrícola.
BC’s ratio of past due loans to total loans as of December 31, 2007 was 2.9%, and the ratio of allowances to past due loans was 134.9%, compared with 2.3% and 148.6%, respectively, for 2006.
Income tax expense for the fiscal year 2007 amounted to Ps 361.9 billion, which represents an increase of 106.9% when compared to the Ps 174.9 billion for the fiscal year 2006, opposite to what happened during 2006, when income tax decreased 37% when compared to the Ps 277.5 billion for the fiscal year 2005.

A.1. GENERAL DISCUSSION OF THE CHANGES IN RESULTS
INCOME STATEMENT
Net income for the year ended December 31, 2007 totaled Ps 1,086.9 billion, increasing 45.0% as compared to Ps 749.5 billion for the year ended December 31, 2006 of which 12.6% is related to the acquisition of Banagrícola. The following analysis provides an explanation of the factors that affected BC’s results for the year 2007.
Interest Income
Interest on loans amounted to Ps 3,707.7 billion for the year ended December 31, 2007, increasing 60.3% compared to Ps 2,312.5 billion for the year ended December 31, 2006 of which _21.7% is related to the acquisition of Banagrícola. In addition to the impact of the consolidation of Banagrícola’s results, the variation in interest on loans is due primarily to the increase in the net loan portfolio. The impact of higher interest rates also contributed to the variation, as BC captures their effect through its short term interest rate loan portfolio indexing.
Despite a lower portfolio investment average, interest on investment securities reached Ps 416.6 billion in 2007, increasing 52.5% as compared to 2006, of which 21.9% is related to the acquisition of Banagrícola, reflecting a more stable year for interest on investment securities as compared to 2006. In 2006, the prices of Colombian public bonds decreased significantly, adversely affecting the mark to market valuation of those securities and the Bank’s interest on investments.
Interest Expense
Interest expense as of December 31, 2007 totaled Ps 2,002.1 billion, representing an increase of 60.7% as compared to Ps 1,246.2 billion in 2006 of which 19.2% is related to the acquisition of Banagrícola. Interest expense for 2006 increased by 8.3% as compared to Ps 1,150.3 billion in 2005. Interest expense increased at a higher rate during 2007 driven by the higher percentage of interest bearing deposits, combined with higher interest rates for deposits and other interest bearing liabilities implemented by the Central Bank.
In 2007, the volume of interest-bearing liabilities increased 56.5%, partially contributing to this interest expenses variation, which combined with higher interest rates in Colombia in 2007, affected the interest expense for the period.
In 2007, interest paid out on savings accounts and time deposits experienced an increase of 74.5% and 77.7%, respectively, as compared to 2006 of which 3.8% and 30.3% respectively, are related to the acquisition of Banagrícola. Such increase was mainly as a result of higher interest rates combined with an increasing volume of deposits.
On a consolidated basis, the average nominal interest rate paid on savings accounts increased from 3.2% in 2006 to 4.0% in 2007, and the time deposit rate increased from 6.5% in 2006 to 7.5% in 2007. The average total interest-bearing liabilities rate increased from 5.3% in 2006 to 6.2% in 2007.
Net Interest Income
For the year ended December 31, 2007, net interest income increased 58.9% as compared to the same figure for the year 2006 of which 19.5% is related to the acquisition of Banagrícola. The increase is driven by a higher average loan book for the year, higher interest rates and a better performance of the investment portfolio.
Between 2005 and 2006 net interest income declined by 13.8%, as a result of a lower net interest margin in 2006
As of December 31, 2007, the net interest margin was 7.6%. This number represents an increase when compared to the 6.2% recorded as of December 31, 2006 and a decrease when compared to the 8.1% recorded as of December 31, 2005. The decrease in 2006 was mainly a result of a lower interest on investments margin, which decreased from 11.0% in 2005 to 4.0% in 2006. The nominal average interest-earning asset rate was 10.5% for 2006, posting a 210 basis points drop compared to the 12.6% recorded in 2005.
Operating Income
Total operating income, excluding net provisions, recorded for the year ended December 31, 2007 reached Ps 4,285.5 billion, increasing 47.4% as compared to 2006 of which 19.5% is related to the acquisition of Banagrícola. In 2007, the net interest income represented 65.5% (Ps 2,808.3 billion) of total operating income (excluding net provisions), fees and income from services, net, represented 27.3% (Ps 1,169.7 billion), and other operating income represented the remaining 7.2% (Ps 307.5 billion).

In 2006, total operating income, excluding net provisions reached Ps 2,906.6 billion, decreasing 3.5% as compared to 2005. For 2006, net interest income represented 60.8% of total operating income, excluding net provisions, (Ps 1,767.5 billion), fees and income from services, net, 30.0% (Ps 867.7 billion), and other operating income 9.3% (Ps 271 billion). There was a similar composition in 2005 for operating income (excluding net provisions) with net interest income representing 68.1%, 25.5% for income from services, net, and 6.4% for other operating income.
Provisions
Net provisions for the year ended December 31, 2007 amounted to Ps 597 billion, increasing 297.5% as compared to Ps 150 billions for the year ended December 31, 2006 of which 82.9% is related to the acquisition of Banagrícola. The variation is due to higher interest rates in Colombia and the corresponding direct effect on past due loans, a higher participation of the retail and SME in the loan portfolio and the impact of adjustments made last year. During 2007, Bancolombia made adjustments to fulfill the current requirements of the Superintendency of Finance regarding provision charges, including the application in the third quarter of 2007 of a new reference model for the calculation of provisions for commercial loans, which resulted in an increase in provision charges. The adjustment includes the following:
•	the partial adjustment of Banagrícola’s allowances to Colombia’s regulatory framework, causing additional non-recurrent provisions.

•	the application of a new methodology when calculating provisions for commercial loans based on a reference model developed by the Superintendency of Finance.

•	changes to the applicable allowance percentage formula for consumer loans, which increased these percentages for the loans classified as “A” and “B”.
For further information see Item 4 E.3 and 4 E.4. in this Annual Report.
In 2006, as a result of the loan portfolio increase, the total net provisions also increased 14.6%, from Ps 131,040 million as of December 31, 2005 to Ps 150,182 million as of December 31, 2006.
Fees and Income from Services
Net fees and income from services, net, amounted to Ps 1,170 billion during 2007, increasing 34.8% as compared to Ps 868 billion for 2006 of which 24.2% is related to the acquisition of Banagrícola.
Fees and other service income increased 37.0% totaling Ps 1,286,202 million in 2007 as compared to Ps 938,527 million in 2006. This increase was due to the better performance of commissions from banking services and other services, which increased 99.9% during the year 2007, of which 37.8% is related to the acquisition of Banagrícola, the increase of collections and payment fees in 70.6% and an increase of credit and debit card fees of 8.4%. In addition, there was an increase of Ps 46,500 million in the line of other commissions, which includes commissions from Sufinanciamiento and Banca de Inversión Bancolombia S.A., as well as Ps 11,274 in commissions from Bancolombia Puerto Rico. These commissions come from specific businesses performed by these subsidiaries during 2007.
On the other hand, fees and income from services, net, were affected negatively by the sale in late 2006 of Almacenar S.A., a former subsidiary. Following such sale, the Bank did not have any income from warehouse services in 2007, while such services represented 6.2% of the total fees and other service income for 2006.

Beginning on November 1, 2007, the Bank implemented changes in the functionality of certain savings products by setting a limit on free transactions and charging an additional fee per transaction above the limit. The measure was taken after analyzing the needs and profitability of some segments and is intended to improve efficiency in the Bank’s distribution channels and the profit of its segments with high transaction volume.
Net fees and income from services increased 12.9% in 2006 as compared to Ps 768.3 billion in 2005. Commissions from banking services increased 60.1% from Ps 101,355 million in 2005 to Ps 162,273 million in 2006.
Service charges consist primarily of money transfer fees, remittances, bank acceptances and automated services.
Other Operating Income
Total other operating income amounted to Ps 307.5 billion for the year ended December 31, 2007, increasing 13.2% as compared to Ps 271.4 billion for the year ended December 31, 2006 of which 2.2% is related to the acquisition of Banagrícola. Between 2005 and 2006 this line of income increased 40% as a result of the gain on sales of equity securities investments.
In 2007, other operating income was driven by foreign currency forward contracts which had a dynamic year, especially in the Colombian Peso exchange market in which Bancolombia is a leader give its broad customer base and its contract size capacity. On the other hand, revenues from commercial subsidiaries increased, due to the consolidation of Sutecnologia S.A., a company in which Leasing Bancolombia previously had a minor stake and the organic growth at the rest of the Bank’s commercial subsidiaries.
Operating Expenses
Total operating expenses for the year ended December 31, 2007 amounted to Ps 2,271.7 billion, increasing 21.4% as compared to the Ps 1,871.0 billion for the year ended December 31, 2006 of which 16.9% is related to the acquisition of Banagrícola, the remaining 4.5% increase explained by Bancolombia’s stand alone operation is 122 basis points lower than the inflation in Colombia. This performance is explained mainly by a lower rate of increase in administrative expenses during 2007 due to the implementation of cost control program. In addition, and, to a lesser extent the sale of Almacenar S.A. affected positively this line as its expenses were no longer consolidated in 2007, due to the sale of this company.
In contrast, Personnel expenses (the sum of salaries and employee benefits, bonus plan payment and compensation) recorded in 2007 increased 28.6% as compared to 2006 of which 14.3% is related to the acquisition of Banagrícola. This increase is mainly explained by higher payouts under the bonus plan and variable compensation due to the Bank’s improved 2007 results. For further information on the bonus plan see Item 6.B Compensation of Directors and Officers.
Administrative and other expenses increased 21.4% compared to the same period of 2006 of which 14.4% is related to the acquisition of Banagrícola. A lower rate of increase for administrative and other expenses compared to the 11.2% increase in the previous year, is the result of a stricter policy concerning expenses implemented in 2007.
The Bank’s ratio of operating expenses to net operating income improved for the year 2007 reaching 53.0%, a lower ratio than the 64.4% from 2006, and 54.9% in 2005.
The Bank’s operating expenses as a percentage of its average total assets, was 5.3% for the year 2007, a decline as compared to the 5.8% for the year 2006.
In 2006, Operating expenses increased 13.1% as compared to Ps 1,654.8 billion in 2005.

Merger Expenses and Goodwill Amortization: BC completed its merger with Banco de Colombia S.A. on April 3, 1998. For the fiscal year 2007, the amortization of goodwill recorded in connection with the merger with Banco de Colombia S.A. totaled Ps 22.7 billion. Also during 2007, the goodwill amortization for the acquisition of Factoring Bancolombia totaled Ps 5.0 billion. As of December 31, 2007, outstanding goodwill totaled Ps 977.0 billion, of which Ps 5.6 billion corresponded to Banco de Colombia S.A.’s goodwill, Ps 6.8 billion corresponded to Factoring Bancolombia’s goodwill.
The acquisition of Banagrícola by Bancolombia Panama generated a goodwill in the amount of Ps 881.4 billion, of which Ps 13.3 billion were amortized in 2007, and the remaining Ps 868.1 billion will be amortized over a 20 year period which commenced in May 2007.
Additionally, with respect to the Conavi/Corfinsura merger, BC did not incur in any merger expenses during 2007. In 2006, BC incurred in merger expenses relating to the Conavi/Corfinsura merger for a total amount of Ps 35.8 billion, representing a decrease of 21.7% compared to Ps 45.7 billion in 2005.
The following table summarizes the principal components of BC’s operating expenses for the last three fiscal years:

	Year ended December 31,
	2005		2006		2007
	(Ps million)
Operating expenses:
Salaries and employee benefits	Ps	615,121	Ps	690,117	Ps	835,150
Bonus plan payments		26,826		35,771		84,226
Compensation		8,030		6,375		23,463
Administrative and other expenses		793,179		882,182		1,071,139
Deposit security, net		55,050		67,813		49,113
Donation expenses		615		22,596		15,375
Depreciation		87,633		104,553		122,835
Merger expenses		45,703		35,779		—
Goodwill amortization		22,648		25,814		70,411

Total operating expenses	Ps	1,654,805	Ps	1,871,000	Ps	2,271,712

Non-Operating Income (Expenses)
Non-operating income (expenses) includes gains/losses from the sale of foreclosed assets, property, plant and equipment and other assets and income (expense) from minority interests.
Net non-operating income at December 31, 2007 totaled Ps 32.0 billion, as compared to net non-operating income of Ps 38.9 billion in 2006. This result principally was due to the decrease of 34.8% in other income and increase in minority interests of 108.5%. Other income for 2006 includes recovery of a deferred tax liability of Ps 98.8 million recorded in 2005 by the Bank.

The following table summarizes the components of BC’s non-operating income and expenses for the last three fiscal years:

	Year ended December 31,
	2005		2006		2007
	(Ps million)
Non-operating income (expenses), net:
Other income(1)	Ps	109,770	Ps	194,589	Ps	126,796
Minority interest		(6,496)		(6,352)		(13,246)
Other expenses(2)		(105,120)		(149,243)		(81,549)

Total non-operating income (expenses), net	Ps	(1,846)	Ps	38,994	Ps	32,001

(1)
For 2007, includes gains on sale of foreclosed assets, property, plant and equipment and other assets, securitization residual benefit, insurance contracts salel and rent. For 2006, includes recovery of deferred tax liability of Ps 98,788 million recorded in 2005 by the Bank.

(2)	Other expenses include operational losses and losses from the sale of foreclosed assets, property, plant and equipment and payments for fines, sanctions, lawsuits and indemnities.
Income Tax Expenses
Income tax expense for the fiscal year 2007 amounted to Ps 361.9 billion as compared to Ps 174.9 billion in the fiscal year 2006. In the fiscal year 2005, such income tax expense amounted to Ps 277.5 billion. Income tax for 2007, as were the cases in 2006 and in 2005, was calculated based on net taxable income.
Law 788 of 2002 established a surcharge tax that increased the income tax rate for corporations from 35% to 38.5% until December 31, 2006. This surcharge tax, however, did not apply to those corporations that had been accepted in the stability regime established by the Colombian Law. Bancolombia (unconsolidated), Leasing Bancolombia, Fiduciaria Bancolombia and Banca de Inversión Bancolombia signed a contract with the Government of Colombia in order to be subject to the tax stability regime for ten years beginning on January 2001. Pursuant to the tax stability regime, Bancolombia (unconsolidated), Leasing Bancolombia, Fiduciaria Bancolombia and Banca de Inversión Bancolombia agreed to be taxed at a total income tax rate of 37% beginning on January 1, 2001 (2% higher than the current income tax rate). For the fiscal year 2007 the income tax rate for the stability regime was 36% and beginning on January 1, 2008, the tax rate will be 35%, in exchange for exemption from increases in the income tax rate and from any other new taxes until December 31, 2010.
Net Income Information Under U.S. GAAP
The Financial Statements included elsewhere in this Annual Report have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between U.S. and Colombian GAAP that affect net income include the methods of accounting for income taxes, employee benefit plans, loan origination fees and costs, business combinations and allowances for loan losses. For a summary of the significant adjustments required to calculate net income under U.S. GAAP, see Note 31 to Bank’s audited consolidated financial statements included in this Annual Report.
Income Statement Structure — Breakdown Analysis

Income statement structure	2005	2006	2007

Net interest income over operating income (excluding net provisions)	68.1%	60.8%	65.5%
Fees and income from services net over operating income (excluding net provisions)	25.5%	29.9%	27.3%
Other operating income over operating income (excluding net provisions)	6.4%	9.3%	7.2%
Provision over operating income (excluding net provisions)	4.4%	5.2%	13.9%
Operating expenses over operating income (excluding net provisions)	54.9%	64.4%	53.0%
Net operating income over operating income (excluding net provisions)	40.7%	30.5%	33.1%
Income tax expense over income before income taxes	22.7%	18.9%	25.0%
Interest on loan and leasing over total interest income	73.2%	89.5%	88.9%
Interest on Investment Securities over total interest income	25.8%	9.1%	8.7%
Interest on overnight funds over total interest income	1.1%	1.5%	2.4%

In 2007, the income statement structure was consistent with levels presented in recent years. Due to the reallocation of assets in favor of the loan portfolio and a more stable year for interest on investments, the ratio between net interest income over operating expenses and the ratio between fees and income from services over operating income came closer to levels seen in 2005. In addition, a larger ratio of provision over operating income was the result of higher provision charges in the period.
A.2. IMPACT OF ECONOMIC, FISCAL AND MONETARY POLICIES AND POLITICAL FACTORS IN BANCOLOMBIA’S RESULTS
Bancolombia’s operations have been affected by factors such as: the growth of the Colombian economy, the dynamics of the financial sector, interest rates, domestic price levels, exchange rates, fiscal policy, foreign trade and competition with other financial institutions.
Growth of the Colombian Economy and the Dynamics of the Financial Sector
In 2006, the Colombian economy expanded, recording a growth of 6.8% as compared to 2005. Recent data confirmed that such growth rate was higher in 2007 as the economy expanded at a rate of 7.5%. This dynamism was transmitted to the financial system in general, and to the Bank’s results. The Bank’s net interest income for the year ended December 31, 2007 increased 58.9% as compared to 2006 figure. Fees and other service income increased 37.0%, respectively, as compared to the same period last year. At the end of 2007 the return on average equity (“ROE”) was 26.1%, the efficiency ratio (operating expenses/net operating income) was 53.0% and the quality of the loan portfolio measured as the ratio between past due loans to total loans was 2.93%.
Future prospects for the financial sector in general, and for BC in particular, shall depend on the factors listed below:

Favorable factors for the Colombian economy	Unfavorable factors for the Colombian economy
— mid-term	— mid-term

• Benefits derived from monetary policies aimed at achieving sustainable growth
•     General uncertainty with regard to exchange rate
•     Inflationary pressures due to rising food prices and accelerated growth of the domestic demand
•     Political uncertainty regarding future ties with Venezuela and Ecuador could impact trade and economic relations with neighboring countries
•     Decrease in proven oil reserves
•     Difficulties in approving the free trade agreement with the U.S.
•     An economic recession in the US with a greater financial meltdown over global capital markets
•     Possible escalation in activities of guerilla and drug cartels, that could result in an increase of violence
•     High private financial needs coupled with local monetary restrictive policy and external adverse financial conditions could increase vulnerabilities in the economy and the pace of private investment.

• Increased capital flows through foreign direct investment and less from short term external debt
• Sustained high levels of business and consumer confidence in the economy • Improved political scenario as well as higher social indicators
•     Better trade terms and greater weight of the balance of trade as percentage of GDP
•     Higher income levels in Andean and South American countries that favor the increase exports
•     Moderate positive prospects for growth in financial services as a percentage of GDP
•     Improvements in the Colombian government balance sheet continue as income from tax collection rises

• New successes in the Colombian government domestic security policies increasing security and business environment
The high economic growth that Colombia has enjoyed in the recent years may not be sustainable in light of the unfavorable factors discussed above. However, it is unlikely that Colombia’s economy will suffer stagnation. Although the monetary policy is restrictive and aimed at slowing down credit growth for household consumption and private investment, the foreign direct investment flows are expected to remain above 3 or 4 % of GDP in light of recent record high prices for commodities (such as oil, gold, and coal) and strong performance for coffee and nickel.

Further economic deterioration in the United States and a greater meltdown in global capital markets could harm the possibilities of approval of an FTA by the United States Congress and could further delay the infrastructure investments that are held in the pipeline. These events, together with the risk of further political decline of relations with Venezuela and Ecuador, could harm manufactured, crafted and agricultural-industrial exports, causing potential growth in the future to be at lower rate than recently experienced.
Interest rates
The Reference Market Interest Rate (DTF — Colombia’s average of time deposits), reached historically low levels during 2006 and ended the year on average at 6.25%. During 2007, marginal requirements reserves were imposed on time deposits, saving and checking accounts, and the monetary policy was neutral if not slightly restrictive by year end. On average, for 2007, DTF was 8.01%. In 2008 markets are expected to stabilize on a higher DTF that could impact Bancolombia’s financial results by increasing its funding costs. This could affect Bancolombia’s results by increasing its funding costs.
Domestic price levels
The inflation target for 2007 was not met by approximately 120 basis points, and inflation ended at 5.69% due mainly to food prices and demand side pressures. For 2008, food prices and inflation expectations have deteriorated further. The risk of missing the inflation target, which remained in place for 2007, for the second year in a row could deteriorate and increase the inflation outlook in years ahead even as demand pressures are curbed by the Government’s restrictive monetary policy. According to information presented by the Government, debt inflation expectations remain over 6% for the short term and above 5% at the long term but should correct as inflation tends to fall through the year. For 2008, the Central Bank expects inflation to remain low which, if achieved, could stimulate an increase in economic activity and encourage good levels of performance within the financial sector which would be beneficial for Bancolombia.
Exchange rate
Remittances from Colombians living abroad remained at a high growth rate even in the face of a strong economic slowdown and a deterioration of employment in the U.S. Similarly, foreign direct investment flows were approximately 5% of GDP and reserves accumulation through the year resulted in approximately US$ 4.7 billion. The effects of such strong flows were a nominal appreciation of the Colombian peso of nearly 10.5% by year end, strong growth in the rate of imports and an increase in the producer price index of 1.5% .
See Item 3. Key Information — A. Selected Financial Data — Exchange Rates, for an explanation on how the exchange rate is determined.
The Bank has a portfolio of assets and liabilities in foreign currency and most of such portfolio is hedged against the effects of the fluctuation in the exchange rate. The Bank uses derivatives instruments for the purpose of hedging against exchange risks and exchange rate fluctuations protecting its foreign-currency investment portfolio by increasing the predictability of the Bank’s yield on foreign-currency investments.
Fiscal policy
In spite of the fact that over the last years both the Government’s deficit and levels of public debt as a proportion of GDP have effectively dropped, financing the national budget continues to be a macroeconomic risk factor that must be opportunely addressed.
In 2005 there was no deficit for the consolidated public sector, while for 2006 the deficit was 0.4% and for 2007 a deficit of 0.8% was expected. The Government, has been implementing a policy aimed at substituting its foreign debt with domestic debt in order to reduce the exchange rate risk and take advantage of the Colombian peso appreciation. Bancolombia is one of the leading brokers of public debt in Colombia, but nevertheless has reduced its portfolio of public debt holdings.

From the income side, tax collection has experienced a significant increase as measured against GDP. In previous years income from taxes represented slightly more than 10% of GDP and local taxes were just about 7% of GDP. For 2007, tax collection amounted to almost 17% of GDP and local taxes represented 13% of GDP. Such developments are highly related to the economic growth performance generally and to the implementation of a better collection system. However, from an expense side, transfers and debt service accounts reached almost 18% of GDP and therefore fiscal accounts are difficult to improve. The security and military budget was increased, to improve equipment and to make other investments, to US$ 1.4 billion.
The central government achieved a primary surplus of 1.2% of GDP in 2007, recording a surplus for the second consecutive year. This situation has improved the sustainability of government debt and reduced the expected level of debt as percentage of GDP.
Since Bancolombia is protected by the tax stability regime until December 31, 2010 it is not subject to any national taxes created after 2001, such as the financial transaction tax and the 0.3% tax on net worth, applicable until December 2006. See Item 5. Operating and Financial Review and Prospects — A. Operating Results — A.1. General Discussion of the Changes in Results.
Foreign trade
In 2007, exports grew at a rate of 23.0% and imports at rate of 25.7%. The trade balance reported a deficit of less than US$ 900 million, lower than most reported estimates that expected a deficit above the US$ 2 billion. Consumption imports decelerated from 33% in the first quarter of 2007 to 28% by the end of the year 2007. Exports to Venezuela increased by 92%, exports to the European Union increased by 31% and exports to Brazil increased by 147%. These increments were due to a general increase in exports of commodities and to a strong demand from Venezuela of manufactured goods and food.
According to the Central Bank, the current account deficit was 3.4 % of GDP in 2007. This is still higher than the 2.2% of GDP current account deficit registered in 2006. The free trade agreements with Chile, the European Union, El Salvador, Guatemala and Honduras mean further opportunities to Colombian products as regarded at some point during 2007. The free trade agreements with Chile, El Salvador, Guatemala and Honduras have already been signed but remain subject to ratification by the Colombian congress. The free trade agreement with the European Union is still being negotiated.
Competition from other financial institutions
Recently, a series of mergers and acquisitions between several entities within the financial system has allowed for larger and more efficient financial institutions, generating economies of scale and consolidating the financial system. See Item 4 — Information on the Company, B- Business Overview — B.6. Competition — Description of the Colombian Financial System. This has increased competitiveness within the different segments of the market. Although Bancolombia is currently a leader of most of the financial products offered in Colombia, the dynamics of this ongoing merger/acquisition tendencies could affect BC’s leadership position.
Bancolombia’s results and, more specifically, ADR prices will partially depend on developments affecting each of the factors described above.

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
During 2007, Bancolombia obtained funds from three different securities issuances described below:
•
The Bank issued subordinated notes. The Bank offered US$ 400 million in aggregate principal amount of dollar denominated subordinated notes due 2017. The notes have a coupon of 6.875%, payable semi-annually on May 25 and November 25 of each year, beginning on November 25, 2007.

•
The Bank also issued ordinary notes. The Bank issued an aggregate principal amount of Ps 400 billion ordinary notes in a public offering in Colombia. This issuance was the first of several successive issuances of global ordinary notes which will be limited to a total aggregate principal amount of Ps 1.5 trillion.

•	The Bank issued a total of 59,999,998 preferred shares, sold for an aggregate amount of approximately Ps 927,612 million (US$ 480 million).
The following chart sets forth checking accounts, time deposits and saving deposits as a percentage of BC’s overall deposits for the years, 2005, 2006 and 2007:

	2005	2006	2007
Checking deposits	16.7%	18.4%	15.6%
Time deposits	24.7%	25.3%	32.5%
Saving deposits	29.7%	34.4%	28.7%
BC relies primarily on short-term deposits for its funding but manages its risk and maintains reserves with the intention, although not the guarantee, that in the case of a sudden shortage of funds in the Colombian banking system and money markets, BC will be able to maintain its levels of funding while minimizing funding costs and avoiding liquidation of assets. The Bank’s current funding strategy is to continue to use all its funding sources in accordance with their cost and availability and the Bank’s general asset and liability management strategy. We consider that BC’s current level of liquidity is adequate. In addition to demand deposits and bonds, the Bank has different sources of liquidity, borrowings from domestic development banks, interbank borrowing and securities repurchase transactions, overnight funds and access to funds from the Central Bank, all of which are used from time to time on a short-term basis, and will be used to finance a possible growth in the loan portfolio.
In the event that the Bank has a liquidity shortfall, it might be required to sell assets at a discount rate in order to increase liquidity. The Bank manages this risk by analyzing the maturity of its assets and liabilities. In addition, management believes that the relative volume and quality of net liquid assets is sufficient to maintain the Bank’s liquidity and its ability to comply with its commitments when due.
Cash flows for the Bank include net cash provided for operating activities, net cash used in investing activities and net cash provided by financing activities. The following table shows those flows for the years ended December 31, 2005, 2006 and 2007:

Ps million	2005		2006		2007

Operating Activities	Ps	(7,314,498)	Ps	(5,757,800)	Ps	(12,149,575)
Investing activities		(3,143,420)		2,651,998		(191,828)
Net cash provided by financing activities		10,938,580		3,382,146		15,563,424

During fiscal year 2007 operating activities and investing activities demanded resources primarily due to asset growth (especially loan growth). These resources were provided by financing activities of which deposits, remained the principal source of cash for BC.
The following table sets forth the components of the Bank’s total funding for the years 2005, 2006 and 2007:

	As of December 31,
			% of total			% of total			% of total
	2005		funding	2006		funding	2007		funding
	(Ps million, except percentages)
Checking deposits
Peso-denominated	Ps	3,449,321	13.6%	Ps	4,473,717	15.3%	Ps	5,143,200	11.7%
Dollar-denominated		790,270	3.1%		892,137	3.1%		1,725,075	3.9%

Total		4,239,591	16.7%		5,365,854	18.4%		6,868,275	15.6%

Time deposits
Peso-denominated		4,633,373	18.3%		5,513,961	18.9%		8,499,055	19.3%
Dollar-denominated		1,626,427	6.4%		1,863,625	6.4%		5,805,672	13.2%

Total		6,259,800	24.7%		7,377,586	25.3%		14,304,727	32.5%

Savings deposits
Peso-denominated		7,396,501	29.2%		9,863,370	33.9%		10,652,306	24.1%
Dollar-denominated		129,993	0.5%		150,514	0.5%		2,044,982	4.6%

Total		7,526,494	29.7%		10,013,884	34.4%		12,697,288	28.7%

Other deposits
Peso-denominated		266,942	1.0%		369,567	1.3%		360,950	0.8%
Dollar-denominated		92,155	0.4%		89,576	0.3%		142,910	0.3%

Total		359,097	1.4%		459,143	1.6%		503,860	1.1%

Interbank Borrowings
Peso-denominated		—	0.0%		—	0.0%		—	0.0%
Dollar-denominated		1,705,468	6.8%		1,066,845	3.7%		1,506,611	3.4%

Total		1,705,468	6.8%		1,066,845	3.7%		1,506,611	3.4%

Repurchase agreement and interbank funds (1)
Peso-denominated		915,378	3.6%		716,940	2.5%		1,199,021	2.7%
Dollar-denominated		414,535	1.6%		290,105	1.0%		806,469	1.8%

Total		1,329,913	5.2%		1,007,045	3.5%		2,005,490	4.5%

Borrowings from development and other domestic banks (1)
Peso-denominated		2,015,968	8.0%		2,446,597	8.4%		2,780,971	6.3%
Dollar-denominated		206,115	0.8%		2,984	0.0%		563,664	1.3%

Total		2,222,083	8.8%		2,449,581	8.4%		3,344,635	7.6%

Bank acceptances outstanding
Peso-denominated		14,996	0.0%		2,419	0.0%		12,957	0.0%
Dollar-denominated		48,130	0.2%		61,611	0.2%		42,251	0.1%

Total		63,126	0.2%		64,030	0.2%		55,208	0.1%

Long term debt
Peso-denominated		1,648,312	6.5%		1,302,702	4.5%		1,425,109	3.2%
Dollar-denominated		—	0.0%		—	0.0%		1,425,621	3.2%

Total		1,648,312	6.5%		1,302,702	4.5%		2,850,730	6.4%

Total funding
Peso-denominated		20,340,791	80.2%		24,689,273	84.8%		30,073,569	68.1%
Dollar-denominated		5,013,093	19.8%		4,417,397	15.2%		14,063,255	31.9%

Total	Ps	25,353,884	100.0%	Ps	29,106,670	100.0%	Ps	44,136,824	100.0%

(1)	Includes borrowings from commercial banks and other non-financial entities.

B.2. FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES
The Bank’s treasury division, through its currency desk, is able to carry out all transactions in local or foreign currency legally authorized in Colombia. These include derivative transactions, purchase and sale of fixed income securities, and indexed securities, repurchase or resale transactions, short sales, temporary securities transfers, simultaneous transactions, and transactions on the foreign exchange market.
The instruments and products negotiated in the markets mentioned above are regulated by specific policies regarding management of liquidity, market, legal, credit and operational risks. Such policies are monitored by the vice presidency of risk management.
In order to be able to control market and liquidity risks, the Bank set limits intended to keep its exposure levels and losses within certain ranges as determined by the Bank’s board of directors.
Before taking any additional positions, the Bank’s treasury division also verifies, with respect to investments in local and in foreign currencies, the availability of funds for investment and each investment’s compatibility with the Bank’s liquidity structure.
As further described in Item 11. Quantitative and Qualitative Disclosure About Market Risk, the market risk stated in the treasury book is measured using methodologies of value at risk (VaR), and the positions limits are based on the results of these methodologies. Bancolombia has defined VaR limits that follow a hierarchical structure, which avoid the concentration of the market risk in certain groups of assets and also take advantage of the portfolio diversification. In addition to VaR limits, Bancolombia also uses stop loss advisories to inform senior management when losses for certain threshold are generated in the trading book. Moreover, for the option portafolio Bancolombia has set limits based on the sensitivity of the portfolio to the underlying, volatility and interest rate.
Investments in local and foreign currency are kept in electronic custody by DCV and Deceval, custodian in Colombia. Foreign securities are kept in the custody of Clearstream Banking International S.A.
The local currency portfolio is divided into public debt (including primarily local treasury securities issued at a fixed rate or at a floating rate indexed to inflation (TES UVR), and private debt (including mainly securities issued at a fixed rate or at a floating rate indexed to DTF or CPI).
The foreign currency portfolio comprises, among other securities fixed rate bonds issued by the Republic of Colombia and denominated in U.S. dollars and Euros. BC is not exposed to fluctuations in the exchange rates of such currencies, as it enters into forward sale agreements with terms of 180 and 360 days. Generally, the maximum maturity term of such securities is 10 years, nevertheless there is an assets duration close to 2 years.
Additionally, the Bank trades foreign exchange forward agreements with two main purposes:
•	to hedge its foreign exchange position (cash and investment portfolio) against foreign exchange rate volatility; and

•	as a speculative position through which, by selling and buying forward agreements, the Bank takes advantage of market opportunities.
In the subsidiaries outside of Colombia, the investment portfolio is held in U.S. dollars and comprises fixed rate investments and floating rate investments, such as those indexed to the LIBOR. These investments mainly comprise securities issued by Latin American entities for which an individual credit study has been made according to the methodology defined in the Bank’s treasury division guidelines. Bancolombia’s investment policies do not include restrictions regarding the maturity of the securities held in the portfolio, but instead target duration for the entire portfolio.
The Bank’s investment portfolio includes among its assets credit linked notes (CLNs) which are bought to take advantage of market opportunities. Through the use of these instruments, BC sells credit protection against Colombian sovereign risk.

B.3. COMMITMENT FOR CAPITAL EXPENDITURES
See Item 4. Information on the Company — A. History and Development of the Company — Capital Expenditures and Divestitures.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
BC does not have any significant policies or projects relating to research and development.
D. TREND INFORMATION
Inflation pressures remerged during 2007 as the climate effects of “El Niño” and later in the year “La Niña” kept food prices above the average over the last two years and the temporary nature of such events on prices increased the risk of a more permanent distortion in the economy. Energy prices and other regulated prices also brought increased pressure in the second half of the year into the beginning of 2008, causing ex-food inflation to rise. At the end of the first quarter of 2008 ex-food inflation is already above the 2008 inflation target of the Central Bank.
As inflation expectations were deteriorating, the Central Bank raised its reference interest rate twice, once at the end of 2007 and again in the first quarter of 2008. BC expects inflation to be 5.13% in 2008 having already peaked, yet missing for the second year the Central Bank’s inflation target and its range of 3.5% to 4.5%.
Notwithstanding the concerns at the year end about the U.S. economy, followed by threatened commercial relations with Venezuela and Ecuador in February and March, the pace of foreign direct investment kept flowing strongly into Colombia. In January, the country experienced the highest monthly flow ever at almost US$ 1.2 billion. In 2008 the foreign direct investment flows are mainly related to oil and mining, where prices have been rising to historical levels since mid 2007. During 2007, net foreign direct investment accounted for 5.0% of GDP or US$ 8.6 billion and by March of 2008 it had reached already US$ 2.7 billions. The trend of the Colombian peso has been to strengthen during 2008 after 10% in 2007 mainly because of these flows.
GDP growth remained strong during 2007 as the economy reached its highest growth rate since 1978, coming at 7.52%, and above the 6.8% of 2006. Such growth was based on the dynamics of household consumption, private investment and a great performance of commodities and industrial exports. Exports to Venezuela grew 93% during 2007 as the higher inflation in Venezuela and the price controls made Colombian textiles, apparels, leather products, vehicles and food goods attractive and highly competitive. Even if political tensions between the two countries escalated in November 2007 worsened still in January of 2008, recent data suggest that commercial flows and trade remain strong. January’s export growth month to month to Venezuela came at 92%.
The growth drivers of 2007, as during 2006, were various economic activities such as industry (10.6%), construction (13.3%), retail trade (10.4%) and transport (12.5%). The financial sector achieved an 8.3% growth in 2007 after a 1.4% growth in 2006.
Bancolombia’s management believes that the increase in internal interest rates, due to the interest rate hikes by the Central Bank, and the less favorable economic external environment are expected to reduce the pace of growth for 2008 to 5.3%. Therefore, after raising interest rates up to 9.75%, it is expected that the Central Bank will maintain interest rates at current levels for the rest of the year and may reverse some of its more restrictive policies by the end of 2008, starting with the elimination of the savings accounts marginal requirements.
Consequently, Bancolombia expects general loan growth to slow its pace of growth, asset quality to present some deterioration and also an increase in provisions in order to maintain asset quality. On the other hand BC also expects relatively stable margins and non interest revenues to increase at a higher pace than its expenses, assuming the continued economicf growth used in our base scenario.

E. OFF-BALANCE SHEET ARRANGEMENTS
Standby letters of credit and bank guarantees are conditional commitments issued by us to guarantee the performance of a customer to a third party. Bancolombia typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, BC may hold cash or other highly liquid collateral to support these guarantees.
The following are the off-balance sheet arrangements in which BC is involved: standby letters of credit, letters of credit and bank guarantees.
At December 31, 2005, 2006 and 2007, outstanding letters of credits and bank guarantees issued by BC totaled Ps 838,675 million, Ps 1,833,366 million and Ps 2,613,369 million, respectively.
The table below summarizes at December 31, 2006 and 2007 all of BC’s guarantees where the Bank is the guarantor. The total amount outstanding represents maximum potential amount (notional amounts) that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

	Expire within one year				Expire after one year				Total amount outstanding
	2006		2007		2006		2007		2006		2007
Financial standby letters of credit	Ps	702,834	Ps	1,007,038	Ps	350,767	Ps	347,883	Ps	1,053,601	Ps	1,354,921
Bank guarantees		550,137		992,467		229,628		265,981		779,765		1,258,448

Total	Ps	1,252,971	Ps	1,999,505	Ps	580,395	Ps	613,864	Ps	1,833,366	Ps	2,613,369

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table shows BC’s contractual obligations as of December 31, 2007:

			Less than		1-3		3-5		After
Contractual Obligations	Total		1 year		years		years		5 years
	(Ps millions)

Long-term debt obligations	Ps	2,866,463	Ps	464,368	Ps	1,017,576	Ps	374,922	Ps	1,009,597
Time deposits		14,489,572		12,723,291		1,040,811		417,445		308,025
Commitments to originate loans		1,467,745		1,467,745		—		—		—
Commitments of repurchase of investments		1,111,450		1,111,450		—		—		—
Employee benefit plans		110,669		12,821		27,351		29,799		40,698

Total	Ps	20,045,899	Ps	15,779,675	Ps	2,085,738	Ps	822,166	Ps	1,358,320

G. CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The following are considered critical accounting policies, given their significant impact on the financial condition and operating performance of BC. This information should be read together with Note 2 of the Consolidated Financial Statements.
Evaluation of loan portfolio risk and determination of allowances for loan losses: BC currently evaluates loan portfolio risk according to the rules issued by the Superintendency of Finance, which establish qualitative and quantitative standards for assigning a risk category to individual assets. The qualitative analysis includes the evaluation of “potential weaknesses”, “deficiencies” or “serious deficiencies” based on the existence and magnitude of the specific factors, according to the judgment of management. For the quantitative evaluation, the Bank first determines whether the loan has become due and then classifies the loan according to the number of days past due.
The Superintendency of Finance requires minimum allowance levels for each category of credit risk and each type of loan in the Bank’s portfolio. In addition, the Superintendency of Finance requires BC to maintain a general allowance equal to 1% of the gross loan portfolio.
BC considers that the accounting estimates used in the methodology to determine the allowance for loans losses are “critical accounting estimates” because: (a) by its nature, the allowance requires us to make judgments and assumptions regarding the Bank’s loan portfolio, (b) the methodology used in its determination is based on the existence and magnitude of determined factors that are not necessarily an indication of future losses and (c) the amount of the provision is set using a percentage based on the risk category assigned to the loan and it is impossible to ensure that said percentage will exactly reflect the probability of loss.
Recognition and measurement of financial instruments at fair value: Assets and liabilities that are trading instruments are recorded at fair value on the balance sheet date, with changes in fair value reflected in net trading profit/loss in the income statement. For exchange traded financial instruments, fair value is based on quoted market prices for the specific instrument. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow analysis or quoted prices for instruments with similar characteristics.
As a general rule all interest rate products are broken down into cash flows, which are then discounted using the appropriate market curve. For the Bank’s derivative financial instruments which have optionality, the relevant option model is used. For a further discussion on the effect of a change in interest rates and foreign exchange rates on our portfolio see Item 11, “Quantitative and Qualitative Disclosures about Market Risk”, in this Annual Report.
BC considers the measurement of financial instruments at fair value are “critical accounting estimates” because the high level of estimate and assumptions.
Contingent Liabilities: The Bank is subject to contingent liabilities, including judicial, regulatory and arbitration proceedings and tax and other claims arising from the conduct of the Bank’s business activities. Allowances are established for legal and other claims by assessing the likelihood of the loss actually occurring as possible, probable or remote. Contingencies are partially provisioned and are recorded when all the information available indicates that it is probable that the Bank will incur in future disbursements for events that happened before the balance sheet date and the amounts may be reasonably estimated. The Bank involves internal and external experts in assessing probability and in estimating any amounts involved.
Throughout the life of a contingency, the Bank’s internal experts may learn of additional information that can affect the assessments about probability or the estimates of amounts involved. Changes in these assessments can lead to changes in recorded allowances.
BC considers that the estimates used to determine the allowance for contingent liabilities are “critical accounting estimates” because the probability of their occurrence is based on the Bank’s attorneys’ judgment, which will not necessarily coincide with the future outcome of the proceedings.
Pension Plan: The Bank applies the provisions of Decree 1517 of 1998, which requires a distribution of charges to amortize the actuarial calculation by 2010. The distribution is calculated by taking the percentage amortized up to December 1997 and annually adding the minimum percentages needed to complete amortization by 2010. Under the Bank’s non-contributory unfunded defined benefit pension plan, benefits are based on length of service and level of compensation.

BC considers that the accounting estimates related to its pension plan are “critical accounting estimates” because the determination of the contributions to the plan involves judgments and assumptions made by the actuaries related to the future macroeconomic and employees demographics factors, among others, which will not necessarily coincide with the future outcome of such factors.
Recognition and measurement of intangibles recognized upon business combinations: Under U.S. GAAP, we account for the acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition.
In addition, the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date and different metodologies are used for each intangible identified.
BC considers the measurement of financial instruments at fair value are “critical accounting estimates” because the high level of estimate and assumptions.
Goodwill: Under US GAAP, the Bank tests goodwill for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit. Fair value is determined by reference to market value, if available or by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.
Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results. The most significant amounts of goodwill relate to the acquisition of Conavi and Corfinsura in 2005 and Banagrícola in 2007. The valuation models used to determine the fair value of these companies are sensitive to changes in the assumptions. Adverse changes in any of these factors could lead us to record a goodwill impairment charge.
BC considers the measurement of financial instruments at fair value are “critical accounting estimates” because the high level of estimate and assumptions.
H. RECENT U.S. GAAP PRONOUNCEMENTS
In February 2007, the Financial Accounting Standards Board (the “FASB”) issued Statement No. 159 (“SFAS 159”) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings as these changes occur. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Bank analyzed the effects that SFAS 159 could have on its U.S.GAAP disclosures. SFAS 159 became effective on November 15, 2007; therefore it will be applied to BC’s U.S. GAAP disclosures in its annual report for fiscal year 2008.
In December 2007, the FASB issued Statement No. 141 R (“SFAS 141 R”) “Business Combination” — Revised 2007 -.SFAS 141 R replaces FASB Statement No. 141, “Business Combinations”. SFAS 141 R retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141 R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does SFAS 141 R.

SFAS 141 R retains the guidance in Statement 141 for identifying and recognizing intangible assets separately from goodwill. The main features of SFAS 141 R and the more significant improvements it makes to how the acquisition method was applied in accordance with Statement 141, are:
SFAS 141 R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. That replaces Statement 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. Statement 141’s guidance resulted in not recognizing some assets and liabilities at the acquisition date, and it also resulted in measuring some assets and liabilities at amounts other than their fair values at the acquisition date. For example, Statement 141 required the acquirer to include the costs incurred to effect the acquisition (acquisition-related costs) in the cost of the acquisition that was allocated to the assets acquired and the liabilities assumed. SFAS 141 R requires those costs to be recognized separately from the acquisition. In addition, in accordance with Statement 141, restructuring costs that the acquirer expected but was not obligated to incur were recognized as if they were a liability assumed at the acquisition date. SFAS 141 R requires the acquirer to recognize those costs separately from the business combination. Therefore, SFAS 141 R improves the relevance, completeness, and representational faithfulness of the information provided in financial reports about the assets acquired and the liabilities assumed in a business combination.
SFAS 141 R also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with this Statement). In accordance with Statement 141 and related interpretative guidance, an entity that acquired another entity in a series of purchases (a step acquisition) identified the cost of each investment, the fair value of the underlying identifiable net assets acquired, and the goodwill on each step. Statement 141 did not provide guidance on measuring the non-controlling interest’s share of the consolidated subsidiary’s assets and liabilities at the acquisition date. The result of applying Statement 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values—a practice that provided less relevant, representationally faithful, and comparable information than will result from applying SFAS 141 R. In addition, this SFAS 141 R’s requirement to measure the non-controlling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities.
SFAS 141 R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date.
The Bank is currently analyzing the effect that SFAS 141 R will have on its U.S.GAAP disclosures.
In December 2007, the FASB issued Statement No. 160 (“SFAS 160”) “Non-controlling Interests in Consolidated Financial Statements —an amendment of ARB No. 51”.SFAS 160 amends “Accounting Research Bulletin No. 51, Consolidated Financial Statements”.
SFAS 160 improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require:
•
The ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity.

•
The amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income. A non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent.

•
Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. A parent’s ownership interest in a subsidiary changes if the parent purchases additional ownership interests in its subsidiary or if the parent sells some of its ownership interests in its subsidiary. It also changes if the subsidiary reacquires some of its ownership interests or the subsidiary issues additional ownership interests. All of those transactions are economically similar, and this Statement requires that they be accounted for similarly, as equity transactions.

•
When a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment rather than the carrying amount of that retained investment.

•	Entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.
SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R).
The Bank is currently analyzing the effect that SFAS 160 R will have on BC’s U.S.GAAP disclosures.
In May 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. Management does not expect that the adoption of SFAS 162 will have a material impact on U.S.GAAP disclosures.
In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities-an amendment of SFAS 133” (“SFAS 161”), which amends SFAS 133 and requires enhanced disclosures about derivative instruments and hedging activities. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Management is currently evaluating the impact of the adoption of SFAS 161 on U.S.GAAP disclosures.
In November 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 109 “Written loan commitments recorded at fair value through earnings” (“SAB 109”). SAB 109 clarifies that consistent with the guidance in SFAS 156 “Accounting for servicing of Financial Assets” and SFAS 159 “The Fair Value Option for Financial Assets and Liabilities”, the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that accounted for at fair value through earnings. SAB 109 is effective from January 1, 2008. Management does not expect that the adoption of SAB 109 will have a material impact on U.S.GAAP disclosures.
In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Bank adopted FIN 48 on January 1, 2007. The effect of adopting FIN 48 is discussed in Note 31.
In March 2006, the FASB issued Statement of Financial Accounting Standards No.156, “Accounting for Servicing of Financial Assets-an amendment to FASB Statement No. 140” (“SFAS 156”), which permits but does not require, an entity to account for one or more classes of servicing rights at fair value, with changes in fair value recorded in the consolidated statement of income. The Bank adopted SFAS 156 on January 1, 2007. The adoption of SFAS 156 did not have a material impact impact on U.S.GAAP disclosures.

I. RELATED PARTY TRANSACTIONS
See Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
As of December 31, 2007, the following persons acted as directors, alternate directors and senior management of BC:
Directors
David Emilio Bojanini García was born in 1956. He has been the President of Suramericana de Inversiones S.A. since September 2006 and was the President of Administradora de Fondos de Pensiones y Cesantías “Protección S.A.” from 1991 to September 2006. He also worked as “Gerente Actuaría” in Suramericana de Seguros S.A. Currently, he is the President of the board of directors of Bancolombia S.A. and is a member of the board of directors of Grupo Nacional de Chocolates S.A., Inversiones Argos S.A., Almacenes Exito S.A., Inversura S.A and Fundación Suramericana.
José Alberto Vélez Cadavid was born in 1950. He has been the President of Inversiones Argos S.A. since August 2003 and of Cementos Argos S.A. since December 2005. He has held several management positions at Suramericana de Seguros S.A., since 1984 including Vice President of Marketing and Sales, Vice President of Investments, Vice President of Enterprise Development and President of Inversura S.A. and Suramericana de Seguros S.A.
Currently Mr. Vélez Cadavid is also a member of the board of directors of Suramericana de Inversiones S.A., Grupo Nacional de Chocolates S.A. and Calcetines Crystal S.A.
Carlos Enrique Piedrahita Arocha was born in 1954. He has been the President of Compañía Nacional de Chocolates S.A. since 2000 and President of Grupo Nacional de Chocolates S.A. (formerly Inversiones Nacional de Chocolates S.A.) since 2003. He was President of Corfinsura from 1993 to 2000, Vice President of Finance of Compañía Suramericana de Seguros S.A. from 1989 to 1993, Vice President of Personal Banking of Banco Industrial Colombiano from 1986 to 1989, National Manager of Credit Cards of Banco Industrial Colombiano from 1984 to 1986, and General Manager of Suleasing S.A. from 1981 to 1984.
Mr. Piedrahita Arocha is a member of the board of directors of Suramericana de Inversiones S.A., Cosejo Empresario de America Latina (CEAL) and Inversiones Argos S.A. He is also a member of the boards of directors of the following non-for profit organizations: Hospital San Vicente de Paúl, Proantioquia and Consejo Privado de Competitividad.
Gonzalo Alberto Pérez Rojas was born in 1958. He is the President of Inversura S.A. He held different management positions at Compañía Suramericana de Seguros since 1981, such as Vice President of Corporate Businesses and Vice President of Insurance and Capitalization.
Mr. Pérez Rojas is also a member of the board of directors of Interoceánica de Seguros S.A. (Republic of Panama), Fasecolda (Federación de Aseguradores Colombianos), Fondo de Prevención Vial (entity related to Federación Nacional de Aseguradores Colombianos), Colombiana de Inversiones S.A. and Fundación Suramericana.
Ricardo Sierra Moreno was born in 1951. He has been the President of Productora Distrihogar S.A. since 1989. He had previously held positions as Chief Financial Officer of Suramericana de Seguros S.A. from 1982 to 1989 and Regional Manager of Corporación Financiera Suramericana S.A. Corfinsura from 1979 to 1982.

Mr. Sierra Moreno is also a member of the board of directors of Conconcreto S.A., Carulla Vivero S.A., UNE EPM Telecomunicaciones S.A. and Calcetines Crystal S.A. He is also a member of the ANDI’s sectional board since 1992.
Juan Camilo Restrepo Salazar was born in 1946. He has held different public charges such as Secretary and adviser of the board of directors of the Banco de la República of Colombia, Banking Superintendent, President of the National Securities Commission (Comisión Nacional de Valores), Commercial Manager of the Federación Nacional de Cafeteros, Minister of Mines and Energy, Minister of Finance, and Ambassador of Colombia in France. He has also held certain positions in the private sector such as President of Fedeleasing, Representative of the Federación Nacional de Cafeteros in the International Coffee Organization in London. He has been member of the board of directors of various companies such as Bansuperior, Seguros Atlas S.A., Seguros Atlas de Vida, Almacafé, Banco Cafetero, BCH, Bancoldex, La Previsora S.A., the Caja de Crédito Agrario, and Federación Nacional de Cafeteros. Currently, he is a member of the board of directors of the Empresas Públicas de Medellin and Constructora Cusezar. He is the author of various articles and publications, and is a professor in different universities.
Alejandro Gaviria Uribe was born in 1965. Since 2004, he has been a Professor and Researcher at the Andes University (Bogota, Colombia) and a columnist for the weekly publication “El Espectador”. Previously, he was the Sub-director of the National Planning Department from 2002 to 2004 and the Sub-director of Fedesarrollo from 2000 to 2002. He was an associate researcher for Fedesarrollo from 2000 to 2001, a researcher for the Inter-American Development Bank — BID from 1998 to 2000, and the Head of the National Planning Department of Colombia from 1993 to 1994. He has also held positions as economist in the Federación Nacional de Cafeteros and civil engineer for Suramericana de Seguros S.A. Currently, he is a member of the board of directors of WWB Colombia, Isagen. He is currently the economics dean at Universidad de los Andes.
Carlos Raúl Yepes Jimenez was born in 1964. He is the Legal Vice President of Cementos Argos S.A. Previously he was the Legal Director of Bancolombia S.A. and also the Legal Director of CI Unión de Bananeros de Urabá “Uniban”. He is a member of the board of directors of CI Carbones del Caribe S.A. He is also a member of the board of directors of the non-profit organization Fundación Ximena Rico.
Francisco José Moncaleano Botero was born in 1958. He is the President of Codiscos S.A. and Vice President of Operations of Caledco Corporation in Miami. He has held other positions such as Vice President of Operations of Hemisphere Services Miami, which is the holding company of ROV Limited, and Vice President of Finance of the Ganadero and Banco Colpatria’s Miami Agency. He is a member of the board of directors of JLT Re Corredores de Reaseguros.
On March 1, 2007, the shareholders of Bancolombia approved, at a general shareholders’ meeting an amendment to the by-laws of Bancolombia which increased the number of directors from seven to nine and eliminated the provision for alternate directors. At the same meeting, the shareholders appointed the individuals to serve as members of the board of directors for the April 2007 — March 2009 period.
For additional information regarding the Bank’s board of directors and its functions please see “Item 10-Additional Information- B. Memorandum and Articles of Association- Board of Directors.”
Senior Management
Jorge Londoño Saldarriaga was born in 1947. He has been the President of Bancolombia since 1996, and was previously a member of its board of directors for three years. Mr. Londoño was Vice President of Investing (CIO) of Suramericana de Seguros S.A. from 1993 to 1996, President (CEO) of the stockbrokerage firm Suvalor S.A. from 1991 to 1993 and Secretary of Finance of the City of Medellin from 1983 to 1984.
Mr. Londoño Saldarriaga holds a degree in Business Administration from EAFIT University in Medellin, and a master degree in Economic Development from the University of Glasgow in Scotland.
Sergio Restrepo Isaza was born in 1961. He has been Executive Vice President of Corporate Development of Bancolombia since the Conavi/Corfinsura merger completed on July 30, 2005. Previously, he had been President (CEO) of Corfinsura since 2004 and held various managerial positions at Corfinsura such as Vice President of Investment Banking from 1996 to 2004, Vice President of Investment and International Affairs from 1993 to 1996, and before that, Assistant to the CEO, Regional Manager, International Sub-manager and Project Director.

Mr. Restrepo Isaza holds a B.A. degree from EAFIT University in Medellin and an MBA degree from Stanford University.
Juan Carlos Mora Uribe was born in 1965. He has been the Risk Management Vice President of Bancolombia since the Conavi/Corfinsura merger completed on July 30, 2005. He served as the Vice President of Operations of Corfinsura since 2003 and held various positions within the corporation such as Corporate Finance Manager from 1995 to 2003, account executive from 1992 to 1995 and credit analyst from 1991 to 1992.
Mr. Mora Uribe holds a B.A. degree from EAFIT University and an MBA degree from Babson College.
Santiago Pérez Moreno was born in 1955. He has been the Vice President of Personal and Medium and Small Business Banking since 1989, and has held different managerial positions at BC since 1981, such as Personal Banking Manager for the Bogota Region, International Commerce Manager for the Bogota Region, and assistant for the Vice Presidency of International Commerce.
Mr. Pérez Moreno holds an Industrial Economics degree from Los Andes University in Bogota and an MBA from IESE in Barcelona.
Jaime Alberto Velásquez Botero was born in 1960. He has been the Vice President of Finance of Bancolombia since 1997. From 1989 through 1997, he held several managerial positions in the Economic Department and Investor Relations Department. Previously, he worked at C.I. Banacol from 1987 to 1989.
Mr. Velásquez Botero holds an Economics Degree from Antioquia University in Medellin.
Margarita María Mesa Mesa was born in 1960. She has been the Legal Vice President and Secretary General of Bancolombia since the Conavi/Corfinsura merger completed on July 30, 2005. She held the position of Secretary General of Corfinsura S.A. since 1993, becoming an executive officer in 2002.
Mrs. Mesa Mesa graduated from UPB University Law School in Medellin, obtained a post graduate degree in Commercial Law from the UPB University, and an MBA from EAFIT University in Medellin.
Olga Botero Peláez was born in 1963. She has been the Vice President of Technology of Bancolombia since October 2007. She has held different positions in companies including Hewlett Packard, Suramericana de Seguros S.A., Mecosoft and Orbitel. During her 7 years at Orbitel, she held several positions, including Marketing Operations Manager, Customer Services Manager and National Sales Manager. She has also been a professor at universities including EAFIT, Universidad Javeriana and Universidad de la Sabana.
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
On August 21, 2007 the Board of Directors of Bancolombia S.A accepted the resignation of Hernán Darío Ramírez Giraldo as Administrative Vice President. To replace him, the Board of Directors appointed Mr. Augusto Restrepo Gómez, who took office as Administrative Vice President after being authorized by the Superintendency of Finance of Colombia.
Augusto Restrepo Gómez was born in 1962. He has been the Administrative Vice President of Bancolombia since August 2007. Mr. Restrepo Gómez has worked in Bancolombia for 27 years holding several positions at different departments of Bancolombia such as analyst, sub-manager, chief of department and regional manager. Most recently he was the head of the Distribution Channels Unit. He is also member of the board of directors of ACH Colombia S.A., Multienlace S.A., Todo 1 Colombia S.A. and Redeban Multicolor S.A.
Mr. Restrepo Gómez holds a B.A. degree from the Universidad Cooperativa de Colombia, and obtained a post graduate degree in Marketing from the EAFIT University. His post-graduate education also include among others, courses in Advanced Management from the Universidad de los Andes and the Universidad de la Sabana.
Luis Fernando Montoya Cusso was born in 1954. He has been the Vice President of Operations since 1998. Since 1983, he has occupied several positions at Bancolombia, including Manager of Cúcuta Region from 1983 to 1985, Northern Region from 1986 to 1991, Bogota Region from 1991 to 1993, and Operations Manager.
Mr. Montoya Cusso holds a B.A. degree from EAFIT University in Medellin.
Jairo Burgos de la Espriella was born in 1965. He has been the Vice President of Human Resources since 1998. Since 1990, he has held several positions in the Bank’s Human Resources Department. Previously, Mr. Burgos de la Espriella held positions as Legal Director of the Compañía del Telesférico a Montserrate S.A. from 1987 to 1989 and of the Fundación San Antonio de la Arquidiócesis de Bogota from 1989 to 1990.
Mr. Burgos de la Espriella graduated from Pontificia Universidad Javeriana (PUJ) Law School in Bogota, obtained post graduate degrees in Corporate Law and Labor Law from the PUJ University, and a Masters degree in Science of Management from the Arthur D. Little School of Management in Boston.
Luis Fernando Muñoz Serna was born in 1956. He has been the Vice President of Mortgage Banking since the Conavi/Corfinsura merger that was completed on July 30, 2005. Before, Mr. Muñoz Serna acted as CEO of Conavi since June 2005. He joined Conavi in 1989 as Regional Manager for Bogota, holding various positions at Conavi such as Vice President of Business Development and Vice President of Corporate Banking since 1994. Previously, Mr. Muñoz Serna worked as Branch Manager for the main office of BIC in Bogota from 1983 to 1989 and Branch Manager for the main office of Banco Real de Colombia in Bogota from April to October 1989.
Mr. Muñoz Serna holds an industrial engineering degree from Pontificia Universidad Javeriana in Bogota.
Luis Arturo Penagos Londoño was born in 1950. He has been the Vice President of Internal Audit since January of 2006. He had previously been the Internal Auditor of Conavi since 1993 and the Compliance Officer since 1996. He was the CEO of El Mundo newspaper from 1990 to 1991 and the external auditor of Uniban S.A. from 1980 to 1983. He also worked as audit assistant to Coltejer S.A. from 1977 to 1990 and was the Dean of the B.A. Department of EAFIT University from 1983 to 1993.
Mr. Penagos Londoño is a CPA from Antioquia University in Medellin and has an MBA degree and a specialization diploma in Systems Audit from EAFIT University.

The Board of Directors of Bancolombia created a new vice presidency position that will be managing the Bank’s treasury products and the investment portfolio. This new position was named Vice President of Treasury. The Board of Directors designated Mr. Carlos Alberto Rodriguez López to fill in this position.
Carlos Alberto Rodriguez López was born in 1967. He has been the Vice President of Treasury since March of 2008. Among other positions, he has been Director of the Market Transactions Department of the Central Bank, General Manager of Public Credit and National Treasury, Vice President of Development of the Colombian Stock Exchange, and Manager of Corporate Finance at Interconexion Electrica S.A. (ISA). He has also been professor at Universidad de los Andes.
Mr. Rodriguez Lopez holds undergraduate and postgraduate degrees in economics from Universidad de los Andes and an MBA from Insead (France).
There are no family relationships between the directors and senior management of Bancolombia listed above.
No arrangements or understandings have been made by major shareholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.
B. COMPENSATION OF DIRECTORS AND OFFICERS
During 2007 Bancolombia paid each director a fee of Ps 1,350,000 per month for sitting on the Board, and another fee of Ps 1,300,000 for every meeting attended. The directors received no other compensation or benefit. Consistent with Colombian law, the Bank does not make public, information regarding the compensation of the Bank’s individual officers, BC’s shareholders may request that information during the period preceding the annual general shareholder’s meeting. The aggregate amount of remuneration paid by BC and consolidated Subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2007 was Ps 40,978 million.
The Board of Directors approves the salary increases for Vice-presidents and authorizes the CEO to readjust the salary of the remaining employees.
BC has established an incentive compensation plan that awards bonuses semi-annually to its management employees. In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of BC and its executives’ achievement of their individual goals. BC’s variable compensation has deferred elements and depending on the amount awarded, the bonuses are payable in cash and as a combination of cash, a right to receive in three years an amount in cash determined with reference to the value of BC common or preferred shares and an entitlement to a share in a pool of unvested bonuses. The pool of unvested bonuses is an account of preliminary bonuses, payable once it is established that the results that are the basis of such bonuses have been sustained over time and were not the result of a particular, extraordinary transaction that does not reflect better performance, according to guidelines designed by the Bank. Such elements are solely paid when certain future profits are obtained. At December 31, 2007, based on internal analysis, there was a provision maintained for future compensation payments in the amount of Ps 21,593 million.
The Bank paid a total of Ps 648,503 million for salaries of personnel employed directly by the Bank and senior management of its affiliates. The sum of Ps 32,346 million that was paid for the incentive compensation plan was included in the total amount.
At December 31, 2007, the Bank had provisioned the entire actuarial obligation corresponding to retirement pensions payable by the Bank, which amounted to Ps 110,669 million.
C. BOARD PRACTICES
On March 1, 2007 the shareholders approved, at the general shareholders’ meeting, an amendment to the by-laws of Bancolombia which increased the number of directors from seven to nine and eliminated the provision for alternate directors. On the same meeting, the shareholders appointed the following individuals to serve as members of the Board of Directors of Bancolombia for the April 2007 — March 2009 period:

	First Elected		Term
Name	to the Board		Expires
David Bojanini García	2006		2009
José Alberto Vélez Cadavid	1996		2009
Carlos Enrique Piedrahita Arocha	1994	(1)	2009
Gonzalo Alberto Pérez Rojas	2004	(2)	2009
Ricardo Sierra Moreno	1996	(3)	2009
Juan Camilo Restrepo Salazar	2006		2009
Alejandro Gaviria Uribe	2005		2009
Francisco Moncaleano Botero	2006		2009
Carlos Raúl Yepes Jiménez	2006		2009

(1)	Carlos Enrique Piedrahita Arocha had previously served as BC’s Director during the period 1990-1993.

(2)	Gonzalo Alberto Pérez Rojas had previously served as BC’s Director during the period 1990-1994.

(3)	Ricardo Sierra Moreno had previously served as BC’s Director during the period 1982-1988.
The following are the current terms of office and the period during which the members of senior management have served BC. There are no defined expiration terms. The members of senior management can be removed by a decision of the board of directors.

Name	Period Served
President
Jorge Londoño Saldarriaga	Since 1996

Vice Presidents
Sergio Restrepo Isaza	Since 2005
Federico Ochoa Barrera	Since 1984
Jaime Alberto Velásquez Botero	Since 1997
Juan Carlos Mora Uribe	Since 2005
Margarita María Mesa Mesa	Since 2005
Santiago Pérez Moreno	Since 1989
Gonzalo Toro Bridge	Since 1998
Luis Fernando Muñoz Serna	Since 2005
Olga Botero Peláez	Since 2007
Luis Arturo Penagos Londoño	Since 2006
Augusto Restrepo Gómez	Since 2007
Luis Fernando Montoya Cusso	Since 1998
Jairo Burgos de la Espriella	Since 1998
Carlos Alberto Rodríguez López	Since 2008
Neither BC nor its Subsidiaries have any service contracts with BC’s directors providing for benefits upon termination of employment.
For further information about the Bank’s corporate governance practices please see “Item 16.B-Corporate Governance and Code of Ethics.”
Audit Committee
In accordance with the requirements of External Circular 007 of 2001, issued by the Superintendency of Banking (now Superintendency of Finance) BC has an audit committee whose main purpose is to support the board of directors in supervising the effectiveness of the Bank’s internal controls. The committee consists of three directors who are elected by the board of directors for a period of two years, one of whom must be a financial expert.

On May 22, 2007, the Board of Directors of Bancolombia elected Mr. Francisco Moncaleano Botero, Mr. Carlos Raúl Yepes Jiménez and Mr. Alejandro Gaviria Uribe as members of BC’s Audit Committee.
Pursuant to applicable U.S. laws for foreign private issuers, Mr. Alejandro Gaviria Uribe serves as the financial expert of the Audit Committee.
As established by the Superintendency of Finance, the audit committee has a charter approved by BC’s board of directors which establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. BC’s board of directors also establishes the remuneration of the members of the audit committee. The audit committee must meet at least quarterly and must present a report of its activities at the general shareholders’ meeting.
BC currently complies with the requirements of the Sarbanes Oxley Act of 2002 and the rules promulgated thereunder, as applicable to foreign private issuers with respect to the composition and functions of its audit committee.
Remuneration Committee
The board of directors of BC has established a remuneration committee whose members are elected by the board of directors. There are not defined expiration terms. As of December 31, 2007, the members of the remuneration committee were Ricardo Sierra Moreno and Carlos Enrique Piedrahita Arocha. These members will continue to serve on the remuneration committee, in compliance with Colombian regulations, until the board of directors appoints new members.
The main function of this committee is to determine hiring, compensation and development policies of the Bank’s executive officers. The committee will also supervise the goals established in the compensation programs and recommend the adoption of new remuneration programs for BC’s executive officers.
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
The board of directors appoints the members of this committee, which may include certain of the members of the board of directors, as well as the president, certain vice presidents, and other officers of the Bank.
Credit Committee
The duties of this committee involve mainly decisions regarding the credit approval process, the structure and composition of the receivables portfolio, the methodologies and risk management tools concerning credit, as well as the study of the operations approved at lower management levels.
The board of directors appoints the members of the credit committee, which shall include the president of the Bank, the vice president of Risk Management who chairs the Credit Committee, as well as several other vice presidents and officers of the Bank.
Assets and Liabilities Committee
The purpose of this committee is to provide assistance to the board of directors and the presidency of the Bank in the definition, follow-up and control of the general policies, as well as in the assessment of assets and liabilities management risks.

The board of directors appoints the members of such committee, which may include the president and certain vice presidents of the Bank.
Central Committee of Loans Assessment and Rating
This Committee is mainly responsible for assessing and rating the Bank’s loans.
The board of directors appoints the members of such committee, which may include certain vice presidents and other officers of the Bank.
D. EMPLOYEES
The following table sets forth the number of employees of BC for the last three fiscal years:

	Total number of employees employed	Number of employees employed
	by BC and its consolidated	by Bancolombia S.A. and
As of December 31	Subsidiaries	Bancolombia Miami Agency
2005	14,562	11,571
2006	16,222	12,520
2007	24,836	12,906

On December 31, 2007, Bancolombia and its consolidated Subsidiaries had 24,836 employees of which 12,906 were employed directly by the Bank. Of the 12,906 employees directly contracted by the Bank, 9,198 are operations personnel and 3,708 are management employees. Of the 12,906 employees, approximately 26.95% are located in the Bogota Region, 13.47% in the South Region, 17.07% in the Antioquia Region, 23.06% in the Medellin headquarters, 9.91% in the Central Region, 9.40% in the Caribbean Region and 0.15% in the Miami Agency. During 2007, the Bank contracted an average of 304 employees per month through temporary personnel service companies. Of the employees directly employed by BC, approximately 9.65% are part of a labor union called Sintrabancol and 9.66% are members of an industry union called UNEB. A collective bargaining agreement with both unions has been in effect since November 1, 2005 and is set to expire on October 31, 2008. This agreement applies to approximately 9,187 employees who can either be members of a union or not.
E. SHARE OWNERSHIP
The following directors and managers owned common shares in BC as of March 31, 2008: Ricardo Sierra Moreno, Gonzalo Alberto Pérez Rojas, Jorge Londoño Saldarriaga, Sergio Restrepo Isaza, Olga Botero Peláez, Carlos Alberto Rodríguez Toro and Gonzalo Toro Bridge. None of their shareholdings, individually or in the aggregate, exceeded 1% of BC’s outstanding common shares.
As of May 31, 2008, Luis Santiago Pérez Moreno is the only executive officer of BC who owned preferred shares in BC. His shareholding did not exceed 1% of BC’s outstanding preferred shares.
As of March 31, 2008, BC had no outstanding options to acquire any of its outstanding common shares or preferred shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of BC’s capital stock by each person known to BC to own beneficially more than 5% of each class of BC’s outstanding capital stock as of May 31, 2008. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

			%	%
			Ownership	Ownership	%
			of	of	Ownership
			Common	Preferred	of Total
Name	Common Shares	Preferred Shares	Shares(1)	Shares(1)	Shares(1)
Suramericana de Inversiones and Subsidiaries (2)	231,752,366	0	45.5%	0.0%	29.4%
Inversiones Argos S.A.(3)	72,386,256	0	14.2%	0.0%	9.2%
ADR Program	—	225,334,384	0%	81.0%	28.6%
Fondo de Pensiones Obligatorias Protección S.A.	7,617,875	23,464,775	1.5%	8.4%	3.9%

(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of BC filed as Exhibit 1 to this Annual Report.

(2)
Represents ownership of Suramericana de Inversiones S.A. directly and through its subsidiaries Portafolio de Inversiones Suramericana S.A., Fideicomiso Citirust-Suramericana-IFC, Sociedad Inversionista Anónima S.A.,Compañía Suramericana de Construcciones S.A., Cia.Suramericana de Seguros S.A., Cía. Suramericana de Seguros de Vida S.A, Inversiones GVCS S.A., SIA Inversiones S.A. and Suramericana Administradora de Riesgos Profesionales y Seguros SURATEP.

(3)	Represents ownership of Inversiones Argos S.A. directly and through subsidiary Cementos Argos S.A.
As of May 31, 2008 a total of 509,704,584 common shares and 278,122,419 preferred shares were registered in the Bank’s shareholder registry in the name of 17,298 shareholders. A total of 7,886,173 common shares, representing 1.5% of outstanding common shares, were directly held by 38 record holders in the United States, a total of 225,334,384 representing 81.0% of preferred shares were held directly by 1 record holder in the United States (ADR Program), and a total of 573,629 representing 0.2% of outstanding preferred shares, were directly held by 24 record holders in the United States. Because certain of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.
Changes shown in the percentage ownership held by major shareholders in 2005 are partially a direct result of the Bank’s merger with Conavi and Corfinsura that was completed on July 30, 2005.
As a result of the Conavi/Corfinsura merger, shareholders of Conavi and Corfinsura received shares of Bancolombia in exchanges for their Conavi and Corfinsura shares in accordance with the exchange ratios provided for in the Merger Agreement and the valuation report.
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

Some of Bancolombia’s major shareholders also held shares of Conavi and or Corfinsura, directly or through their subsidiaries, at the time of the Conavi/Corfinsura merger and therefore received additional Bancolombia shares in exchange for their Conavi and Corfinsura shares, increasing or maintaining, therefore, their percentage ownership as a result of the Conavi/Corfinsura merger.
In addition, on September 27, 2005, the Venezuelan company Mercantil Servicios Financieros C.A. sold (through the Colombian Stock Exchange) the entire position it held in the Bank, directly and through its subsidiaries, which was composed entirely of common shares and corresponded to approximately 4.4% of the Bank’s capital stock after the Conavi/Corfinsura merger.
There have not been any significant changes in the percentage ownership held by any major shareholder during the last three years.
Major shareholders of the Bank do not have different voting rights. They all vote according to their participation in the Bank’s outstanding shares.
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
•
subsidiaries must carry out their activities independently and with administrative autonomy, so that they have enough decision-making capacity in order to carry out the transactions that form part of their business purpose.

•
transactions between the parent company and its subsidiaries must be of a real nature and cannot differ considerably from standard market conditions, nor be in detriment to the Colombian Government, shareholders or third parties.

•	subsidiaries may not acquire any shares issued by their parent company or its subsidiaries.

•
subsidiaries dedicated to providing financial services may not acquire or negotiate securities issued, endorsed, guaranteed or accepted, or belonging to an issuance that is administered by the parent company or its subsidiaries, except for the transactions undertaken by broker dealers in the ordinary course of business.

•
subsidiaries dedicated to providing financial services may not sell assets to the Bank, nor may the latter purchase these from the subsidiary, unless in the context of the liquidation of the subsidiary.

•	parent companies may not carry out active credit operations with a subsidiary dedicated to providing financial services.

•
parent companies may not grant over-drafts to a subsidiary for an amount exceeding the deposits in its checking account, except when the surplus corresponds to the value of checks that have been deposited but have not been effectively cleared for subsequent payment, the value of which shall be covered on the business day following the date on which the overdraft is issued.

•	no transaction may be carried out between parent companies and their subsidiaries that implies conflicts of interest as determined by the Superintendency of Finance.

According to the provisions of the Code of Commerce of Colombia, neither the Bank’s directors nor the management may directly or indirectly, purchase or sell shares issued by the Bank while they remain in their offices, except when said transactions are (i) carried out for reasons other than purely speculative and with due authorization from the board of directors, which shall be granted by the affirmative vote of two thirds of its members, excluding that of the person requesting such authorization, or (ii) when the board of directors should consider such transactions to be convenient and the shareholders shall have authorized such transactions with the affirmative vote of its ordinary majority as provided in the Bank’s by-laws, excluding the vote of the person requesting such authorization.
The Bank’s Corporate Governance Code provides that in any event, any negotiation of shares carried out by any official, director or manager, may not be done for speculative purposes, which would be presumed for example in the case of the following three conditions coinciding: (i) suspiciously short lapses of time existing between the purchase and the sale of shares; (ii)situations arising proving to be exceptionally favorable for the Bank, and (iii) significant profits being obtained from this transaction.
According to Article 122 of Decree 663 of 1993, transactions that should be determined by the Colombian Government as carried out by credit institutions with their shareholders holding 5% or more of the subscribed capital, with their managers, as well as those carried out with spouses and relatives of shareholders and managers with up to a second degree of consanguinity or affinity, or of a single civil status, shall require the unanimous affirmative vote on the part of the members of the board of directors attending the corresponding meeting. In the minutes of this meeting no condition may be agreed upon that is different from that otherwise used by the entity with regard to the public, according to the type of transaction in question, except those transactions that are carried out with managers to address health, education, housing and transport issues according to the rules and regulations that the board of directors should determine in a general fashion for such purpose. To grant this type of credit, BC must verify that regulations concerning limits of credit and concentration of risks are not violated.
The Bank’s internal policies relating to this topic are included in its Corporate Governance Code.
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
All relevant information with respect to economic relations existing between the Bank and its directors, officers and senior executives shall be disclosed to the market by means of reports corresponding to each fiscal period. Furthermore, the list of main shareholders, these being understood as the real beneficiaries of more than 5% of the Bank’s shares outstanding, as well as all changes occurring with the Bank’s equity interest and control as well as any relevant business conducted between the Bank and its main shareholders shall be disclosed on the Bank’s Virtual Branch.
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

Other than as described above, during the last three fiscal years and through the date of this Annual Report, we have not been involved in, and we do not currently anticipate becoming involved in, any transactions that are material to us or any of our related parties and that are unusual in their nature or conditions.
BC, in a non-consolidated basis, had a total amount of Ps 160,984 million in loans outstanding to related parties as of March 31, 2008. This amount includes the largest amount outstanding as of March 31, 2008 which is a loan to Cementos Argos S.A. outstanding in the amount of Ps 34,950 million (which is represented in Ps 34,878 million in working capital loan and Ps 72 million in credit card) and accrued interest for Ps 7 million. As of March 31, 2008, the average interest rate for this loan is 1.21%.
As of December 31, 2007, significant balances and transactions with related parties were as follows:

	2007
	Enterprises that directly or indirectly
	through one or more intermediaries,
	control or are controlled by, or are
	under common control with, the
	company and associates		Key management personnel
	(Ps million)
Balance Sheet
Investment securities		75,546		—
Loans		80,621		40,393
Customers’ acceptances and derivatives		26,028		—
Accounts receivable		11,697		488

Total	Ps	193,892	Ps	40,881

Deposits		665,011		2,164
Bonds		77,567		—

Total	Ps	742,578	Ps	2,164

Transactions Income
Dividends received		3,635		—
Interest and fees		287		61
Total	Ps	3,922	Ps	61

Expenses
Interest		44,650		521
Fees		—		439
Total	Ps	44,650	Ps	960

C. INTEREST OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
A.1. CONSOLIDATED FINANCIAL STATEMENTS
Reference is made to pages F-1 through F-147.
A.2. LEGAL PROCEEDINGS
The Bank (unconsolidated) is involved in normal collection proceedings, restructuring proceedings with respect to certain borrowers and other legal procedures in the ordinary course of business. For the purpose of its audited financial statements, the Bank has various contingent liabilities, including contingent liabilities relating to ordinary commercial and civil litigation outstanding at December 31, 2007 amounting to Ps 704,121 million. As of December 31, 2007, there are sixteen (16) judicial proceedings against the Bank which individual value exceeds Ps 4,500 million. Among these, only those which were considered as “probable” received an accounting provision.
As of December 31, 2007, Ps 997 million of these liabilities are covered in a guarantee contract entered into by Fogafin and private investors when the former Banco de Colombia was privatized on 1994. This guarantee contract remains in force in connection with litigation that was commenced before the privatization of former Banco de Colombia.
In the opinion of management, after consultation with its external Colombian legal counsel, the outcome of these contingent liabilities relating to ordinary commercial and civil litigation is not expected to have a material adverse effect on BC’s financial condition or results of operations and the possibility of loss by BC as a result of such litigation is not likely to exceed the recorded allowance as of December 31, 2007 of Ps 77,526 million.
OTHER LEGAL PROCEEDINGS
The legal claims in which the Bank has been linked as defendant are duly provisioned in the cases required, in accordance with Colombian regulations, as shown in the notes to the financial statements. No event has occurred in those legal proceedings that may significantly and negatively impact the regular course of business of the Bank or its results.
The most significant proceedings are the ones related to the “Gilinski Case”. Additionally there are two other significant claims, as follows:
(i) Criminal Investigation related to the “Gilinski Case”.
On December 26, 2003, the Special Unit of the Attorney General’s Office for Crime Against Public Administration delivered a preclusion order related to the criminal investigation against Jorge Londoño Saldarriaga and Federico Ochoa Barrera, President and Vice-President of Bancolombia, respectively which was initiated as a result of an accusation filed by the Gilinski family. This decision was upheld in the second instance by the Attorney General’s Delegated Unit before the Supreme Court of Justice on July 8, 2004.
The Attorney General’s Office established that the alleged crimes of fraud, unauthorized operations with shareholders and improper use of public resources had not been committed and as a result the Bank was completely exonerated from the claims for damages filed by the plaintiffs.
In 2005, before the Civil Division of the Supreme Court of Justice, Messrs. Jaime and Isaac Gilinski filed an action for the protection of rights against the Attorney General’s Office, the Delegated Attorney General’s Unit before the Supreme Court of Justice and the National Unit of Attorney General Offices Specialized in Crimes against Public Administration, in an attempt to reopen the investigation, alleging that certain evidence gathered abroad was not taken into account when deciding on the merits of the case, thereby obstructing due process.
On January 4, 2007 the General Attorney’s Office issued a resolution, which authorized the prosecution of Mr. Jorge Londoño Saldarriaga and Mr. Federico Ochoa B., President and Executive and Services Vice President of Bancolombia, respectively, and determined the house arrest of these two Bancolombia officers.
The affected officers of Bancolombia appealed the decision of the Attorney General’s Office (Fiscalía Octava Delegada) arguing the lack of evidence of the Attorney General’s Office decision, violating due process and most importantly, disregarding the principle of res judicata.

The Prosecutor (Procuraduría General de la Nación) also appealed this decision with which requested the nullity of the Attorney General’s Office decision.
On January 10, 2007, the Attorney General’s Office revoked the order issued on January 4, 2007, determining the house arrest of Mr. Jorge Londoño Saldarriaga and Mr. Federico Ochoa Barrera. On September 25, 2007, the Attorney General’s Office (Fiscal Delegado ante la Corte Suprema de Justicia), in second instance, revoked the decision of first instance, dated January 4, 2007 and decided not to prosecute the two Bancolombia’s officers for the events occurred during the acquisition of Banco de Colombia by Banco Industrial Colombiano (BIC) and its subsequent merger in 1998 ordering the Attorney General of first instance to consider the documentary and testimonial evidence in order to comply with the decision of the Constitutional Court which was disobeyed by the Attorney General on first instance.
In addition, the Attorney General’s Office (Fiscal Delegado ante la Corte Suprema de Justicia) dismissed the charge for one of the financial crimes (unauthorized transactions with shareholders) for which Mr. Londoño Saldarriaga and Mr. Ochoa Barrera were investigated as the statute of limitations had lapsed. Accordingly, the investigation terminated with a ruling favorable to Mr. Londoño Saldarriaga and Mr. Ochoa Barrera.
The Attorney General’s Office when sending the proceeding back to the first instance ordered that the respective Attorney General must exclusively consider the documentary evidence and must incorporate two testimonial pieces that were still pending as it was ordered by the Constitutional Court.
Additionally, on September 12, 2007 the Attorney General’s Office No. 218 of the First Unit of Crimes against the Public Administration and Justice of Bogotá (Fiscal Delegada 218 de la Unidad Primera de Delitos contra la Administración Pública y de Justicia de Bogotá), revoked its July 31, 2006 decision which had precluded the investigation against the president of BC, Mr. Jorge Londoño Saldarriaga. These decisions were taken in the context of the preliminary investigation initiated against the officers of the former Superintendency of Banking and former Superintendency of Securities relating to the authorizations granted for the merger of Bancolombia and Banco de Colombia. The Attorney General’s Office No.218 of the First Unit of Crimes against the Public Administration and Justice of Bogotá, in the September 12, 2007 decision, initiated a formal investigation of Mr. Jorge Londoño Saldarriaga, the board of directors of the Central Bank and the board of directors of the former BIC who had authorized the acquisition of the former Banco de Colombia by Bancolombia and their subsequent merger.
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
On March 30, 2006, the arbitral tribunal issued an award ordering the defendant to pay Bancolombia Ps 63,216 million, including inflation adjustments and interest. The defendant filed an action for annulment and on February 26, 2008 the Tribunal Superior de Bogotá (the “Superior Court”) annulled this decision.
On March 5, 2008, BC filed a “demanda de tutela” an action alleging a violation of constitutional rights before the Colombian Supreme Court of Justice seeking to have annulled the decision of February 26, 2008, of the Civil Chamber of the Superior Court rendered against the Bank. In its complaint, BC asserted that the Superior Court violated Bancolombia’s constitutional rights when it annulled the arbitral award of March 30, 2006.
On March 28, 2008, the Civil Chamber of the Colombian Supreme Court of Justice temporarily suspended the decision of the Superior Court dated February 26, 2008. This award was appealed by the defendant before the Labor Chamber of the Supreme Court of Justice (Sala Laboral de la Corte suprema de Justicia). Additionally, the Bank presented an appeal “recurso de revision” before the Civil Chamber of the Colombian Supreme Court of Justice. There is no provision for this contingency.

On May 15, 2008, the Labor Chamber of the Supreme Court of Justice (Sala Laboral de la Corte Suprema de Justicia) revoked the temporary order granted by the Civil Chamber of the Supreme Court of Justice on March 28, 2008, while the appeal (recurso extraordinario de revision) filed by Bancolombia S.A. remained pending. In its decision, the Labor Chamber also ruled that the guaranty (garantía fiduciaria) would remain in effect.
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
The arbitration tribunal denied all the plaintiffs’ claims against the senior management and exonerated them from all liability, ordering the plaintiffs to pay the court costs.
In addition, the arbitration tribunal held that plaintiffs had failed to prove that Bancolombia and its senior managers committed any fraudulent operations or fraudulent representations regarding the above-mentioned agreement, and denied any moral damages in favor of the plaintiffs.
On June 7, 2006, the Bank filed an extraordinary annulment action before the Superior Tribunal of Bogota pursuant to Article 163(7), (8) and (9) of Decree 1818 of 1998, challenging the May 16, 2006 ruling of the Arbitration Tribunal. In the annulment action, the Bank argued that the ruling contained mathematical mistakes, that the Arbitration Tribunal did not decide issues that were material to the arbitration, that the Arbitration Tribunal instead decided issues that were not material to the arbitration and that the Arbitration Tribunal improperly granted more than the relief requested. In addition, the Bank offered to provide security in accordance with the terms of the third paragraph of Article 331 of the Civil Procedure Code of Colombia in order to stay the award while the annulment action is pending.
As of March 11, 2008, the amount the Bank has already paid regarding this arbitration process is approximately US$ 33.39 million, including the interests accrued until the above mentioned date.
Consequently, as of December 31, 2007, the Bank allocated a provision of Ps 27,704.
(iv) Proceeding related to the “Gilinski Case”, before the United States Court for the Southern District of New York.
On February 28, 2007, the United States Court for the Southern District of New York (the “Court”) dismissed the complaint of the sellers of the former Banco de Colombia against Bancolombia, its President Jorge Londoño Saldarriaga, and some of the officers that were members of the board of directors of Bancolombia at the time of the acquisition and merger.
The lawsuit, which had been initiated on March 24, 1999, was suspended by the Court on September 28, 1999, while was pending the resolution of the case before the arbitral tribunal in Colombia, according to the parties’ agreement under the Promise of Sale Agreement, dated August 24, 1997.
The Court based its ruling on the principle of res judicata. The Court considered that the award of the Colombian arbitral tribunal (“the Tribunal”), dated May 16, 2006, decided on the same claims filed before the Court in New York and, therefore, put an end to the proceedings in New York.

The Court considered that the arbitral tribunal had decided on the merits of all the claims, and rejected the liability of Bancolombia and its managers. On March 23, 2007, the plaintiffs filed a notice of appeal of this decision.
In June 2, 2008, the United States Court of Appeals for the Second Circuit (the “Court of Appeals”) confirmed the decision of February 28, 2007 by the Court.
The Court of Appeals held that the Tribunal had decided the merits of all claims, and confirmed particularly, that the Tribunal rejected the main three allegations of the complaint filed before the Court. The Tribunal found that (i) Bancolombia had not manipulated the price of ADRs on the New York Stock Exchange; (ii) the failure to raise U.S. $150 million was neither a breach of an express contractual obligation nor fraudulent or willful misconduct; and (iii) neither Bancolombia nor the remaining defendants engaged in transactions or conduct in violation of Colombian law and sound banking practices.
(v) Arbitration Proceeding: Luis Alberto Durán Vs. Bancolombia.
On February 17, 2004, the Bank filed an extraordinary cancellation action against an award that decided the class action of the minority shareholders’ of the former Banco de Colombia given as a result of the arbitration proceedings filed by Mr. Luis Alberto Duran and other plaintiffs against Bancolombia before the Superior Tribunal of Bogota by means of which the Bank requests such tribunal to determine if the arbitrators’ decision was taken according to current Colombian procedure and regulations. The cancellation action refers exclusively to the award against Bancolombia. In all matters favorable to the Bank, the arbitration award is final.
At December 31, 2007, the Bank had set up a provision of Ps 19,542 million for this contingency.
On March 5, 2008, the Superior Court dismissed the extraordinary cancellation action filed by the Bank on February 17, 2004. The court rejected the grounds for annulment advanced by Bancolombia. Under the arbitral award, shareholders of the former Banco de Colombia will be entitled to compensation if they: (i) fulfill the requirements established in articles 55 and 66 of Law 472 of 1998, (ii) fulfill the requirements established in the arbitral award, (iii) timely became parties to the class action or have timely accepted the outcome of the arbitral award, and (iv) have not elected to be excluded from the class action or its outcome.
On April 8, 2008 the Bank sent to the Defensoría del Pueblo, entity in charge of paying to the beneficiaries of the case the amount ordered by the Court, a total amount of Ps 3,335 million. This amount will cover the claims from the shareholders of the former Banco de Colombia that were timely brought through the Defensoría del Pueblo.
(vi) Action for the protection of collective rights: Maximiliano Echeverri Vs. The Bank and Others.
In a constitutional action filed by the lawyer Maximiliano Echeverri against the Bank and the Colombian Superintendencies of Banking and Securities (now the Superintendency of Finance), the Contentious Administrative Tribunal of Cundinamarca ruled against the plaintiff’s claims on August 10, 2005. On June 7, 2006, the Council of State upheld the original decision against the plaintiff on appeal. Nevertheless, the plaintiff requested the nullity of the process before the Contentious Administrative Tribunal of Cundinamarca. On January 24, 2007 the Contentious Administrative Tribunal of Cundinamarca ruled against the plaintiff.
The Bank has been subject of negative publicity focusing on these actions. However, this negative publicity has not negatively impacted its solvency, its business and operations, or its obligations with its customers and clients.
Additional information about the Bank relating to these and other legal proceedings may be found in Note 26 Commitments and Contingencies to the consolidated financial statements.

A.3. DIVIDEND POLICY
The declaration, amount and payment of dividends is based on BC’s unconsolidated earnings. Dividends must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the board of directors and the President of BC. Under the Colombian Commerce Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, BC must distribute to its shareholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital. Such dividend distribution must be made to all shareholders, in cash or in issued stock of Bancolombia, as may be determined by the shareholders, and within a year from the date of the ordinary annual shareholders’ meeting in which the dividend was declared. Pursuant to Colombia’s Law 222 of 1995, the minimum dividend per share requirement of 50% or 70%, as the case may be, may be waived by an affirmative vote of the holders of 78% of the shares present at the shareholders’ meeting.
Under Colombian law, the annual net profits of BC must be applied as follows:
•	first, an amount equal to 10% of BC’s net profits to a legal reserve until such reserve is equal to at least 50% of the Bank’s paid-in capital;

•	second, to the payment of the minimum dividend on the preferred shares (for more information, see “Item 10. Additional Information — B. Memorandum and Articles of Association”); and

•
third, as may be determined in the ordinary annual shareholders’ meeting by the vote of the holders of a majority of the shares entitled to vote, upon the recommendation of the board of directors, and may, subject to further reserves required by BC’s by-laws, be distributed as a dividend.

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

	Cash Dividends	Cash Dividends
Dividends declared with respect to net Income earned in:	per share(1)(2)	per share(1)(3)
	(Ps)	(U.S. dollars)
2003	272	0.101
2004	376	0.159
2005	508	0.222
2006	532	0.243
2007	568	0.310

(1)	Includes common shares and preferred shares.

(2)	Cash dividends for 2003, 2004 2005, and 2006 were paid in quarterly installments and cash dividends for 2007 will be paid in quarterly installments.

(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (February or March, as applicable).
B. SIGNIFICANT CHANGES
There have not been any significant changes since the date of the annual financial statements included in this document.

ITEM 9. THE OFFER AND LISTING.
A. OFFER AND LISTING DETAILS
BC is a NYSE listed company and its ADSs are listed under the symbol “CIB”. Our ADSs have been listed on the NYSE since July, 1995. The BC preferred shares are also listed in the Colombian Stock Exchange. The table below sets forth, for the periods indicated, the reported high and low market prices and share trading volume for the preferred shares on the Colombian Stock Exchange. The table also sets forth the reported high and low market prices and the trading volume of the ADSs on the NYSE for the periods indicated:

	Colombia Stock Exchange		New York Stock Exchange
	Ps Per Preferred Share		US$ per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Year Ending
December 31, 2003	3,800	1,750	5.35	2.32	9,789,400
December 31, 2004	9,030	3,839	14.12	5.30	31,487,800
December 31, 2005	17,000	7,670	29.25	12.40	81,772,000
December 31, 2006	20,700	12,980	36.18	20.00	97,287,628
December 31, 2007	19,360	13,200	39.00	24.00	129,408,200

Source:	NYSENet (Composite Index) and Colombia Stock Exchange.

	Colombia Stock Exchange			New York Stock Exchange
			Trading
	Ps Per Preferred		Volume
	Shares		(Number of	US$ per ADS		Trading Volume
	High	Low	Shares)	High	Low	(Number of ADSs)
	(in nominal pesos)
2006
First quarter	19,800	15,800	20,538,652	35.00	28.50	26,325,100
Second quarter	20,700	12,980	18,436,476	36.18	20.00	32,446,100
Third quarter	17,740	14,040	7,074,255	30.70	22.32	19,498,600
Fourth quarter	18,520	16,600	15,619,867	32.25	28.24	19,017,828

2007
First quarter	17,800	14,680	10,694,697	32.00	24.00	17,335,920
Second quarter	15,584	13,320	19,721,707	35.00	26.15	33,393,208
Third quarter	17,940	14,980	31,476,408	37.33	28.42	48,418,900
Fourth quarter	19,360	16,680	23,190,999	39.00	32.88	32,705,772

2008
First quarter	17,800	13,800	15,322,243	36.15	28.30	32,658,916

Source:	NYSENet (Composite Index) and Colombia Stock Exchange.

	Colombia Stock Exchange		New York Stock Exchange
	Ps Per Preferred Share		US$ per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Month
December 2007	18,920	16,680	37.25	32.88	11,362,624
January 2008	17,800	13,800	35.50	28.30	11,924,807
February 2008	16,620	14,940	34.46	30.93	8,139,730
March 2008	16,600	14,760	36.15	31.70	12,594,379
April 2008	17,660	16,060	39.95	35.09	9,903,086
May	18,960	16,000	44.00	35.40	12,137,507

Source: NYSENet (Composite Index) and Colombia Stock Exchange.

ADRs evidencing ADSs are issuable by The Bank of New York, as Depositary, pursuant to the Deposit Agreement, dated as of July 25, 1995, entered into by BC, the Depositary, the owners of ADRs from time to time and the owners and beneficial owners from time to time of ADRs, pursuant to which the ADSs are issued (as amended, the “Deposit Agreement”). The Deposit Agreement was amended and restated on January 14, 2008. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of Fiduciaria Bancolombia S.A., as agent of the Depositary, currently located at Carrera 43A, No. 11A-44, Medellin, Colombia or Calle 30A No. 6-38, Bogotá, Colombia. The Depositary’s principal executive office is located at One Wall Street, New York, New York 10286.
On September 30, 1998, BC filed a registration statement on Form F-3 with the SEC to register ADSs evidenced by ADRs, each representing four preferred shares, issued in connection with the merger between BIC and Banco de Colombia for resale by the holders into the U.S. public market from time to time. On January 24, 2005, the Board determined to deregister the unsold ADSs registered under the registration statement on Form F-3. On March 14, 2005, BC filed an amendment to the registration statement deregistering the remaining unsold ADSs. On August 8, 2005, Bancolombia filed, through the Depositary, a registration statement on Form F-6 registering 50,000,000 ADSs evidenced by ADRs in connection with the Conavi/Corfinsura merger. On May 14, 2007, BC filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt securities, preferred shares and rights to subscribe preferred shares in connection with the subsequent offerings which took place in the second and third quarter of 2007. On January 14, 2008, by filing the form F-6 before the SEC, BC increased the amount of its ADR program up to 400,000,000 American Depositary Shares, and registered some amendments to the Depositary Agreement of ADS’s between Bancolombia and the Bank of New York.
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
The Colombian Stock Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2007, the market capitalization for BC’s preferred shares on the Colombian Stock Exchange was Ps 4,844,893 million. There are no official market makers or independent specialists in the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The Colombian Stock Exchange is relatively volatile compared to major world markets. The aggregate equity market capitalization of the Colombian Stock Exchange as of December 31, 2007, was Ps 205,670,646 million (US$ 102.1 billion), with 90 companies listed as of that date. A substantial portion of the trading on the Colombian Stock Exchanges consists of trading in debt securities.
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
BC’S CORPORATE PURPOSE
Pursuant to Article Four of its by-laws, BC’s corporate purpose consists of all kinds of banking operations, business, acts and services. Subject to applicable law, BC may carry out all the activities and investments authorized to banking establishments. BC is also authorized to participate in the capital stock of other companies, subject to any restrictions imposed by applicable law.
BOARD OF DIRECTORS
As of the date of filing of this Annual Report, Bancolombia’s board of directors is composed of nine (9) directors, each elected for a two-year term on March 1, 2007, with no alternate directors being provided for. Please see “Item 6.A — Directors and Senior Management — Directors”, for more information regarding Bancolombia’s current directors. After being designated, all of the members of the Board of Directors need an authorization from the Superintendency of Finance. This entity analyzes if the director has an adequate resume for the position according to the requirements of the Colombian Law.
The directors of BC must abstain from participating, directly or through an intermediary, on their own behalf or on behalf of a third party, in activities that may compete against the Bank or in conflict-of-interest transactions that may generate a conflict of interest situation, unless the general shareholders meeting expressly authorizes such transactions. For such purposes, the directors shall provide the shareholders meeting with all the relevant information necessary for the shareholders to reach a decision. If the director is a shareholder, his or her vote shall be excluded from the respective decision process. In any case, the general shareholders meeting could only grant its authorization if the act does not adversely affect BC’s interests.
In the general annual shareholders meeting, the shareholders are responsible for determining, the compensation of the members of the board of directors.
Pursuant to the by-laws of BC, the board of directors has the power to authorize the execution of any agreement, within the corporate purpose of BC, and to adopt the necessary measures in order for the Bank to accomplish its purpose.
The by-laws of BC do not provide for:(i) any age limit requirement regarding retirement or non-retirement of directors or (ii) any number of shares required for director’s qualification.
DESCRIPTION OF SHARE RIGHTS, PREFERENCES AND RESTRICTIONS
Bancolombia’s by-laws provide for an authorize capital stock of Ps 500,000,000,000 divided into 1,000,000,000 shares of a par value of Ps 500 each, which may be of the following classes: (i) common shares, (ii) privileged shares, and (iii) shares with preferred dividend and no voting rights (“preferred shares”). Pursuant to Article 6 of the by-laws, all shares issued shall have the same nominal value.
As of December 31, 2007, Bancolombia had 509,704,584 common shares and 278,122,419 preferred shares outstanding and a capital stock of Ps 460,684 million divided into 787,827,003 shares. No privileged shares have been issued by Bancolombia.

Voting Rights
Common Shares
The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting. These general meetings may be ordinary meetings or extraordinary meetings. Ordinary general shareholder’s meetings occur at least once a year but no later than three months after the end of the prior fiscal year, for the following purposes:
•	to consider the approval of BC’s annual report, including the financial statements for the preceding fiscal year;

•	to review the annual report prepared by the external auditor;

•
to determine the compensation for the members of the board of directors, the external auditor and the client representative (“defensor del cliente”). The client representative acts as spokesman of the clients and users before the Bank, his primary duty is to objectively solve, free of charge and within the terms established by law, the individual complaints submitted by clients.

•	to elect directors, the client representative and the external auditor (each for a two-year term); and

•	to determine the dividend policy and the allocation of profits, if any, of the preceding fiscal year, as well as any retained earnings from previous fiscal years.
According to Decree 3923 of 2006, directors are elected in 2 separate ballots, one for independent directors and one for the remaining directors.
According to Law 964 of 2005, 25% of the members of the board of directors shall be independent. A person who is an “independent director” is understood to mean a director who is NOT:
1.
An employee or director of the issuer or any of its parent or subsidiary companies, including all those persons acting in said capacity during the year immediately preceding that in which they were appointed, except in the case of an independent member of the board of directors being re-elected.

2.
Shareholders, who either directly or by virtue of an agreement direct, guide or control the majority of the entity’s voting rights or who determine the majority composition of the administrative, directing or controlling bodies of this same entity.

3.
A partner or employee of any association or firm that provides advisory or consultancy services to the issuer or to companies who belong to the same economic group to which the issuer in question belongs, in the event that income obtained from such services represent for said association or firm twenty per cent (20%) or more of its total operating income.

4.
An employee or director of a foundation, association or institution that receives significant donations from the issuer. The term “significant donations” is quantified as being twenty per cent (20%) or more of the total amount of donations received by the respective institution.

5.	An administrator of any entity on whose board of directors a legal representative of the issuer participates.

6.
Any person who receives from the issuer any kind of remuneration different from fees as a member of the board of directors, of the audit committee or any other committee set up by the board of directors.

Both elections are made under a proportional representation voting system. Under that system:
•	each holder of common shares is entitled at the annual general shareholders’ meeting to nominate for election of one or more directors;

•	each nomination of one or more directors constitutes a group for the purposes of the election;

•	each group of nominees must contain a hierarchy as to the order of preference for nominees in that group to be elected;

•
once all groups have been nominated, holders of common shares may cast one vote for each common share held in favor of a particular group of nominees. Votes may not be cast for particular nominees in a group; they may be cast only for the entire group;

•
the total number of votes casted in the election is divided by the number of directors to be elected. The resulting quotient is the quota of votes necessary to elect particular directors. For each time that the number of votes cast for a group of nominees is divisible by the quota of votes, one nominee from that group is elected, in the order of the hierarchy of that group; and

•
when no group has enough remaining votes to satisfy the quota of votes necessary to elect a director, any remaining board seat or seats are filled by electing the highest remaining nominee from the group with the highest number of remaining votes cast until all available seats have been filled.

Extraordinary general shareholders’ meetings may take place when duly called for a specified purpose or purposes, or, without prior notice, when holders representing all outstanding shares entitled to vote on the issues presented are present at the meeting.
Quorum for both ordinary and extraordinary general shareholders’ meetings to be convened at first call requires the presence of two or more shareholders representing at least half plus one of the outstanding shares entitled to vote at the relevant meeting. If a quorum is not present, a subsequent meeting is called at which the presence of one or more holders of shares entitled to vote at the relevant meeting constitutes a quorum, regardless of the number of shares represented. General meetings (whether ordinary or extraordinary) may be called by the board of directors, the President or the external auditor of BC. In addition, two or more shareholders representing at least 20% of the outstanding shares have the right to request that a general meeting be convened. Notice of ordinary general meetings must be published in one newspaper of wide circulation at BC’s principal place of business at least 15 business days prior to an ordinary general shareholders’ meeting. Notice of extraordinary general meetings, listing the matters to be addressed at such a meeting must be published in one newspaper of wide circulation at BC’s principal place of business at least five calendar days prior to an extraordinary general meeting.
Except when Colombian law or BC’s by-laws require a special majority, action may be taken at a general shareholder’s meeting by the vote of two or more shareholders representing a majority of common shares present. Pursuant to Colombian law and/or BC’s by-laws, special majorities are required to adopt the following corporate actions:

•
a favorable vote of at least 70% of the common shares represented at a general shareholders’ meeting is required to approve the issuance of stock without granting a preemptive right in respect of that stock in favor of the shareholders;

•
a favorable vote of at least 78% of the holders of common shares present to decide not to distribute as dividend at least 50% of the annual net profits of any given fiscal year as required by Colombian law;

•	a favorable vote of at least 80% of the holders of common shares and 80% of the holders of subscribed preferred shares to approve the payment of a stock dividend; and

•
a favorable vote of at least 70% of the holders of common shares and of subscribed preferred shares to effect a decision to impair the conditions or rights established for such preferred shares, or a decision to convert those preferred shares into common shares.

Adoption of certain of the above-mentioned corporate actions also requires the favorable vote of a majority of the preferred shares as specified by Colombian law and BC’s by-laws. If the Superintendency of Finance determines that any amendment to the by-laws fails to comply with Colombian law, it may demand that the relevant provisions be modified accordingly. Under these circumstances, BC will be obligated to comply in a timely manner.
Preferred Shares
The holders of preferred shares are not entitled to receive notice of, attend to or vote at any general shareholder’s meeting of holders of common shares except as described below.
The holders of preferred shares will be entitled to vote on the basis of one vote per share at any shareholders’ meeting, whenever a shareholders vote is required on the following matters:
•	In the event that changes in the Bank’s by-laws may impair the conditions or rights assigned to such shares and when the conversion of such shares into common shares is to be approved.

•	When voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose.

•
When the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding accrued dividends have been fully paid to them.

•	When the general shareholders’ meeting orders the payment of dividends with issued shares of the Bank.

•
If at the end of a fiscal period, the Bank’s profits are not enough to pay the minimum dividend and the Superintendency of Finance, by its own decision or upon petition of holders of at least ten percent (10%) of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank’s directors or officers decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders’ meeting, in the terms established by law.

•
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

BC must cause a notice of any meeting at which holders of preferred shares are entitled to vote to be mailed to each record holder of preferred shares. Each notice must include a statement stating:
•	the date of the meeting;

•	a description of any resolution to be proposed for adoption at the meeting on which the holders of preferred shares are entitled to vote; and

•	instructions for the delivery of proxies.
Dividends
Common Shares
Once the shareholders present at the relevant general shareholders meeting have approved the financial statements, then they can determine the allocation of distributable profits, if any, of the preceding year. This is done by a resolution adopted by the vote of the holders of a majority of the common shares at the annual general shareholder’s meeting pursuant to the recommendation of the board of directors and the President of BC.
Under the Colombian Commerce Code, a company must, after payment of income taxes and appropriation of legal reserves, and after off-setting losses from prior fiscal years, distribute at least 50% of its annual net profits to all shareholders, payable in cash, or as determined by the shareholders, within a period of one year following the date on which the shareholders determine the dividends. If the total amount segregated in all reserves of a company exceeds its outstanding capital, this percentage is increased to 70%. The minimum common stock dividend requirement of 50% or 70%, as the case may be, may be waived by a favorable vote of the holders of 78% of a company’s common stock present at the meeting.
Under Colombian law and BC’s by-laws annual net profits are to be applied as follows:
•	first, an amount equivalent to 10% of net profits is segregated to build a legal reserve until that reserve is equal to at least 50% of BC’s paid-in capital;

•	second, payment of the minimum dividend on the preferred shares; and

•
third, allocation of the balance of the net profits is determined by the holders of a majority of the common shares entitled to vote on the recommendation of the board of directors and the President and may, subject to further reserves required by the by-laws, be distributed as dividends.

Under Colombian law, the dividends payable to the holders of common shares cannot exceed the dividends payable to holders of the preferred shares. BC’s by-laws requires to maintain a reserve fund equal to 50% of paid-in capital. All common shares that are fully paid in and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Common shares that are only partially-paid in participate in a dividend or distribution in the same proportion than the shares have been paid in at the time of the dividend or distribution.
The general shareholders’ meeting may allocate a portion of the profits to welfare, education or civic services, or to support economic organizations of the Bank’s employees.
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

Payment of the preferred dividend shall be made at the time and in the manner established in the general shareholders’ meeting and with the priority indicated by Colombian law.
In the event that the holders of preferred shares have not received the minimum dividend for a period in excess of two consecutive fiscal years, they will acquire certain voting rights. See “Item 10B Memorandum and Articles — Description of Share Rights, Preferences and Restrictions - Voting Rights . Preferred Shares”.
General aspects involving Dividends
The dividend periods may be different from the periods covered by the general balance sheet. In the general shareholders’ meeting, shareholders will determine such dividend periods, the effective date, the system and the place for payment of dividends.
Dividends declared on the common shares and the preferred shares will be payable to the record holders of those shares, as they are recorded on BC’s stock registry, on the appropriate record dates as determined in the general shareholders’ meeting.
Any stock dividend payable by BC will be paid in common shares to the holders of common shares and in preferred shares to the holders of preferred shares. Nonetheless, Shareholders at the general shareholders’ meeting may authorize the payment in common shares to all shareholders.
Any stock dividend payable in common shares requires the approval of 80% or more of the shares present at a shareholders’ meeting, which will include 80% or more of the outstanding preferred shares. In the event that none of the holders of preferred shares is present at such meeting, a stock dividend may only be paid to the holders of common shares that approve such a payment.
Liquidation Rights
BC will be dissolved if certain events take place, including the following:
•	its term of existence, as stated in the by-laws, expires without being extended by the shareholders prior to its expiration date;

•
losses cause the decrease of its shareholders’ equity below 50% of its outstanding capital stock, unless one or more of the corrective measures described in the Colombian Commerce Code are adopted by the shareholders within six months;

•	by decision at the general shareholders’ meeting.

•	in certain other events expressly provided by law and in the by-laws.
Upon dissolution, a liquidator must be appointed by a general meeting of the shareholders to wind up its affairs. In addition, the Superintendency of Finance has the power to take over the operations and assets of a commercial bank and proceed to its liquidation under certain circumstances and in the manner prescribed in the Estatuto Orgánico del Sistema Financiero Decree 663 of 1993. For more information see “Item 4. Information On The Company — B. Business Overview - B.7. Supervision and Regulation — Intervention Powers of the Superintendency of Finance- Bankruptcy Considerations”.
Upon liquidation, holders of fully paid preferred shares will be entitled to receive in pesos, out of the surplus assets available for distribution to shareholders, pari passu with any of the other shares ranking at that time pari passu with the preferred shares, an amount equal to the subscription price of those preferred shares before any distribution or payment may be made to holders of common shares and any other shares at that time ranking junior to the preferred shares as regards BC’s participation in BC’s surplus assets. If, upon any liquidation, assets that are available for distribution among the holders of preferred shares and liquidation parity shares are insufficient to pay in full their respective liquidation preferences, then those assets will be distributed among those holders pro rata in accordance with the respective liquidation preference amounts payable to them.

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
Preemptive Rights and Other Anti-Dilution Provisions
Pursuant to the Colombian Commerce Code, BC is allowed to have an amount of outstanding capital stock smaller than the authorized capital stock set out in its by-laws. Under BC’s by-laws, the holders of common shares determine the amount of authorized capital stock, and the board of directors has the power to (a) order the issuance and regulate the terms of subscription of common shares up to the total amount of authorized capital stock and (b) regulate the issuance of shares with rights to a preferential dividend but without the right to vote, when expressly delegated at the general shareholders’ meeting. The issuance of preferred shares must always be first approved at the general shareholders’ meeting, which shall determine the nature and extent of any privileges, according to the by-laws and Colombian law.
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
The Bank’s by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. See “Item 3. Key Information - D. Risk Factors — Preemptive rights may not be available to holders of ADSs.”
Shareholders at a general meeting of shareholders may suspend preemptive rights with respect to a particular capital increase by a favorable vote of at least 70% of the shares represented at the meeting. Preemptive rights must be exercised within the period stated in the share placement terms of the increase, which cannot be shorter than 15 business days following the publication of the notice of the public offer of that capital increase. From the date of the notice of the share placement terms, preemptive rights may be transferred separately from the corresponding shares.
The Superintendency of Finance will authorize decreases in the outstanding capital stock decided by the holders of common shares only if:
•	BC has no liabilities;

•	BC’s creditors consent in writing; or

•	the outstanding capital stock remaining after the reduction represents at least twice the amount of BC’s liabilities.

Limits on Purchases and Sales of Capital Stock by Related Parties
Pursuant to the Colombian Commerce Code, the members of our board of directors and certain of our principal executive officers may not, directly or indirectly, buy or sell shares of our capital stock while they hold their positions, unless they obtain the prior approval of the board of directors passed with the vote of two-thirds of its members (excluding, in the case of transactions by a director, such director’s vote).
No Redemption
Colombian law prohibits BC from repurchasing shares of its capital stock, including the preferred shares.
C. MATERIAL CONTRACTS
In May 2007, BC, through its subsidiary Bancolombia Panamá S.A, acquired Banagrícola S.A, a holding company with several subsidiaries dedicated to banking, commercial and consumer activities, insurance, pension funds and brokerage, among others, which are Banco Agrícola S.A. in El Salvador and Banco Agrícola Panamá S.A. in Panama. This transaction included the acquisition of all of Banagrícola’s subsidiaries, including the commercial and retail banking, insurance, pension funds and brokerage activities. Additional information on the agreements and contracts executed during 2007 can be found in Item 4. Information on the Company — A. History and Development of the Company.
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
Under Colombian law and the Bank’s by-laws, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and the voting of ADSs and preferred shares. For a detailed discussion of ownership restrictions see “Item 4. Information on the Company — B. Business Overview — B.7. Supervision and Regulation — Ownership Restrictions”.

E. TAXATION
Colombian Taxation
In Colombia, dividends received by foreign companies or other foreign entities, non-resident individuals and successions of non-residents are subject to income taxes.
Pursuant to the International Investment Statute (see “Item 10. Additional Information — D. Exchange Controls”) the preferred shares deposited under the Deposit Agreement constitute a “Foreign Institutional Capital Investment Fund”. Under Article 18-1 of the Estatuto Tributario, Decree 624 of 1989 as amended (the “Fiscal Statute”), dividends paid to foreign institutional capital investment funds are not subject to Colombian income, withholding, remittance or other taxes, provided that such dividends are paid in respect of previously taxed earnings of BC. Therefore, provided that distributions are made by the Bank to the holders of ADRs through the Depositary, all distributions by the Bank made on account of preferred shares to holders of ADRs evidencing ADSs who are not resident in Colombia, as defined below, will be exempt from Colombian income, withholding and remittance taxes, except in the case of distributions paid out of non-taxed earnings of the Bank. The applicable tax for dividends paid in 2007 was 34% and will be 33% for 2008.
Dividends paid to a holder of preferred shares (as distinguished from the ADSs representing such preferred shares) who is not a resident of Colombia, as defined below, and who holds the preferred shares in his own name, rather than through another institutional or individual fund, will be subject to income tax if such dividends do not correspond to the Bank’s profits that have been taxed at the corporate level. For these purposes, the applicable rate was 34% for 2007 and will be 33% for 2008 and thereafter.
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
Pursuant to article 36-1 of the Fiscal Statute, earnings received by a non-resident of Colombia derived from stock trading are not subject to income, withholding, remittance or other taxes in Colombia when the stock is listed in the Colombian Stock Exchange and the transaction does not involve the sale of 10% or more of the company’s outstanding stock by the same beneficial owner in the same taxable year.
In the case of preferred shares trading in Colombia, the seller has to file an income tax return, and, if article 36-1 of the Colombian Fiscal Statute is not applicable, the transaction is subject to income tax at a rate of 34% for year 2007 and 33% for year 2008 and thereafter. The sale of stock by foreign institutional capital investment funds is not subject to income tax pursuant to article 18-1 of the Fiscal Statute.

United States Federal Income Taxation Considerations
In General
This section describes the material United States federal income tax consequences generally applicable to ownership by a U.S. holder (as defined below) of preferred shares or ADSs. It applies to you only if you hold your preferred shares or ADSs as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of the Bank’s voting stock;

•	a person that holds preferred shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Colombia. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For United States federal income tax purposes, if you hold ADRs evidencing ADSs, you generally will be treated as the owner of the preferred shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares generally will not be subject to United States federal income tax.
You are a U.S. holder if you are a beneficial owner of preferred shares or ADSs and you are:
•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

Taxation of Dividends
Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend the Bank pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the preferred shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the preferred shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to the preferred shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the preferred shares or ADSs are readily tradable on an established securities market in the United States. The preferred shares are currently not traded on an established securities market in the United States. Therefore, dividends paid with respect to the preferred shares will not be qualified dividend income and will be taxed as ordinary income. The Bank believes that its ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that the Bank’s ADSs will continue to be readily tradable on an established securities market.
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
Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. You should consult your own tax advisor regarding the foreign tax credit rules.
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
PFIC Rules
We believe that the Bank’s preferred shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

In general, if you are a U.S. holder, the Bank will be a PFIC with respect to you if for any taxable year in which you held the Bank’s preferred shares or ADSs:
•	at least 75% of the Bank’s gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of the Bank’s assets is attributable to assets that produce or are held for the production of passive income.
Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.
If the Bank is treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:
•	any gain you realize on the sale or other disposition of your preferred shares or ADSs; and

•
any excess distribution that the Bank makes to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the preferred shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the preferred shares or ADSs).

Under these rules:
•	the gain or excess distribution will be allocated ratably over your holding period for the preferred shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.
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

In addition, notwithstanding any election you make with regard to the preferred shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if the Bank is a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your preferred shares or ADSs will be treated as stock in a PFIC if the Bank was a PFIC at any time during your holding period in your common shares, even if the Bank is not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your preferred shares or ADSs, you will be treated as having a new holding period in your preferred shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of the Bank’s accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.
If you own preferred shares or ADSs during any year that the Bank is a PFIC with respect to you, you must file Internal Revenue Service Form 8621.
Other Tax Considerations
As of the date of this report, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States. Transfers of ADSs from non- residents or residents to non-residents of Colombia by gift or inheritance are not subject to Colombian income tax. Transfers of ADSs or preferred shares by gift or inheritance from residents to residents or from non residents to residents will be subject to Colombian income tax at the income tax rate applicable for occasional gains obtained by residents of Colombia. Transfers of preferred shares by gift or inheritance from non residents to non residents or from residents to non residents are also subject to income tax in Colombia at a rate of 34% for 2007 and 33% for 2008 and thereafter. There are no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of preferred shares or ADSs.
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENT BY EXPERTS
Not applicable.
H. DOCUMENTS ON DISPLAY
BC files periodic reports and other information with the SEC. You may read and copy any document that BC files at the SEC’s public reference room at 100 F Street N.E. Washington DC 20549. Some of the Bank’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.
I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Introduction
The following section describes the market risks to which BC is exposed and the tools and methodology used to measure these risks as of December 31, 2007. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates and equity prices and other risk factors, such as sovereign risk. As described further in this section, Bancolombia changed the methodology used to measure market risk following new rules and recommendations issued by the Superintendency of Finance in the first quarter of 2007, and, in connection with this change, Bancolombia has altered the presentation in this section to provide the information on a consolidated basis.
Bancolombia’s risk management strategy, called the Integrated Risk Management Strategy, is based on principles set by international bodies and by Colombian rules and regulations, and is guided by BC’s corporate strategy. The main objective of the Integrated Risk Management Strategy is to identify, measure, coordinate, monitor, report and propose policies for market and liquidity risks of the Bank, which in turn serve to facilitate the efficient administration of BC’s assets and liabilities. BC’s board of directors and senior management have formalized the policies, procedures, strategies and rules of action for market risk administration in its “Market Risk Manual”. This manual defines the roles and responsibilities within each subdivision of the Bank and their interaction to ensure adequate market risk administration.
The Bank’s Market Risks Management Office is responsible for: (a) identifying, measuring, monitoring, analyzing and controlling the market risk inherent in the Bank’s businesses, (b) analyzing the Bank’s exposure under stress scenarios and confirming compliance with BC’s risk management policies , (c) designing the methodologies for valuation of the market value of certain securities and financial instruments, (d) reporting to senior management and the board of directors any violation of BC’s risk management policies, (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book (the “Treasury Book”), and (f) proposing policies to the board of directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that every subdivision is prepared to incorporate the new product into their procedures, that every risk is considered before the product is incorporated and that approval is obtained from the board of directors before the new product can be sold.
The Bank’s assets include both trading and non-trading instruments. Trading instruments are recorded in the Treasury Book and include fixed income securities and over-the-counter derivatives. Trading in derivatives include forward contracts in foreign currency operations, plain vanilla options on US$/Ps currency, foreign exchange swaps and interest rate swaps. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.
The Bank uses a value at risk (“VaR”) calculation to limit its exposure to the market risk of its Treasury Book. The board of directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for BC. The Asset and Liabilities Committee (“ALCO”) is responsible for establishing the maximum VaR by type of investment (e.g., fixed income in public debt) and by type of risk (e.g., currency risk). These limits are supervised on a daily basis by the Market Risk Management Office.
For managing the interest rate risk from banking activities, the Bank analyzes the interest rate mismatches between its interest earning assets and its interest bearing liabilities. The foreign currency exchange rate exposures arising from the Banking Book are provided to the Treasury Division where these positions are aggregated and managed.

Trading Instruments Market Risk Measurement
The Bank currently measures the Trading Book exposure to market risk (including over the counter derivatives positions) as well as the currency risk exposure of the Banking Book, which is provided to the Treasury Division, using a VaR methodology established in accordance with Chapter XXI of the Basic Accounting Circular, as amended by External Circular 051 of 2007, each issued by the Superintendency of Finance.
External Circular 051 of 2007, which became effective on April 1, 2007 replaced External Circular 031 of 2004 and External Circular 027 of 2006, and prescribed a new VaR methodology that differs in two main ways from the previous methodology. The VaR methodology established by Circular 051 of 2007 is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the Treasury Book and excludes investments classified as “hold to maturity” and any other investment that comprises the Banking Book, such as non-trading positions. Prior to the change, the Bank calculated VaR using Treasury Book positions and all Banking Book positions. In addition, the new methodology eliminates the aggregation of risks by the use of correlations and in the alternative, provides for a new allocation system based on defined zones and bands.
In the past, the Bank used different methodologies for calculating VaR for its various subsidiaries outside Colombia. Following a recommendation of the Superintendency of Finance received in April, 2007, the Bank began to apply the new methodology established by Circular 051 of 2007 consistently for each its subsidiaries outside Colombia and has compiled the information on a consolidated basis. The total market risk for the Bank is calculated by the arithmetical aggregation of the VaR calculated for each subsidiary. The aggregated VaR is reflected in the Bank’s Capital Adequacy (Solvency) ratio, in accordance with Decree 1720 of 2001. The VaR for the year 2006 for each risk was calculated using the methodology established by Circular 051 of 2007, the same applied for the current year.
For purposes of VaR calculations, a risk exposure category is any market variable that is able to influence potential changes in the portfolio value. Taking into account a given risk exposure, the VaR model assesses the maximum loss not exceeded at a specified confidence level over a given period of time. The fluctuations in the portfolio’s VaR depend on volatility, modified duration and positions changes relating to the different instruments that are subject to market risk.
The relevant risk exposure categories for which VaR is computed by BC according to the External Circular 051 of 2007 are:
•	interest rate risks relating to local currency, foreign currency and UVR;

•	currency risk

•	stock price risk; and

•	fund risk.

Interest Rate Risk: The interest rate risk is the probability of loss of value of a position due to fluctuations in market interest rates. BC calculates the interest rate risk for positions in local currency, foreign currency and UVR separately; in accordance with Chapter XXI of the Basic Accounting Circular issued by the Superintendency of Finance. The calculation of the interest rate risk begins by determining the net position in each instrument and estimating its sensitivity by multiplying its net present value (“NPV”) by its “modified duration” (as defined by the Superintendency of Finance) and by the interest rate’s estimated fluctuation with a 99% confidence level. The interest rate’s fluctuations are established by the Superintendency of Finance according to historical market performance, as shown in the following table:
Intrerest Risk — Sensitivity by Bands and Zones

		Modified Duraion		Interest rate Fluctuations (basis points)
Zone	Band	Low	High	Pesos	UVR	USD

Zone 1	1	0	0.08	221	221	100
	2	0.08	0.25	221	221	100
	3	0.25	0.5	221	221	100
	4	0.5	1	221	221	100
Zone 2	5	1	1.9	206	208	90
	6	1.9	2.8	190	195	80
	7	2.8	3.6	175	182	75
Zone 3	8	3.6	4.3	159	168	75
	9	4.3	5.7	144	155	70
	10	5.7	7.3	128	142	65
	11	7.3	9.3	118	142	60
	12	9.3	10.6	118	142	60
	13	10.6	12	118	142	60
	14	12	20	118	142	60
	15	20		118	142	60
Once the sensitivity factor is calculated for each position, the modified duration is then used to classify each position within a corresponding band (given by the Superintendency of Finance). A net sensitivity is then calculated for each band, by determining the difference between the sum of all short-positions and the sum of all long-positions. Then a net position is calculated for each zone (which consists of a series of bands) determined by the Superintendency of Finance. The final step is to make adjustments within each band, across bands and within each zone, which result is a number that is the interest rate risk VaR. Each adjustment is performed following the guidelines established by the Superintendency of Finance.
The Bank’s exposure to interest risk primarily arises from investments in short-term floating notes and Colombian government treasury bonds (TES).
The interest rate risk VaR decreased from Ps 161,786 million as of December 31, 2006 to Ps 159,444 million as of December 31, 2007 due to the reduction in the debt securities portfolio. During 2007 the Bank’s average interest rate risk VaR was Ps 118,532 million, the maximum value was Ps 157,706 million, and the minimum value was Ps 65,976 million.
Currency, Stock Price and Fund Risk: The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which the Bank maintains a position. As previously indicated, the methodology used in this Annual Report to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“Δp”). The Δp is determined by the Superintendency of Finance, as shown in the following table:
Sensitivity Factor for Currency Risks, Fund Risks and Equity Risks

USD	4.4%
Euro	6.0%
Other currencies	8.0%
Funds	14.7%
Stock Price	14.7%

The Bank’s exposure to currency risk primarily arises from changes in dollar/peso exchange rate. The currency risk VaR decreased from Ps 46,491 million as of December 31, 2006 to Ps 5,689 million as of December 31, 2007. The significant decline was due to the decrease in the net position of foreign currency exposure due to the appreciation trend of the Colombian peso. During 2007 the Bank’s average currency risk VaR was Ps 9,996 million, the maximum value was Ps 17,496 million, and the minimum value was Ps 4,230 million.
The stock price risk increased from Ps 36,700 million in 2006 to Ps 40,910 million in 2007, due to the acquisition of Renting Colombia. During 2007 the Bank’s average stock price risk VaR was Ps 37,986 million, the maximum value was Ps 51,186 million, and the minimum value was Ps 30,997 million.
The fund risk which arises from investments in mutual funds decreased from Ps 5,607 million in 2006 to Ps 4,768 million in 2007 due to reduction in these investments. During 2007 the Bank’s average fund risk VaR was Ps 4,866 million, the maximum value was Ps 5,460 million, and the minimum value was Ps 4,346 million.
Total Market Risk VaR
The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk and the fund risk.
As of December 31, 2007, the Total Market Risk VaR amounted to Ps 210,811 million which represents a decrease from Ps 250,584 million in 2006, explained by the decrease in currency risk VaR.
Assumptions and Limitations of VaR Models: Although VaR models represent a recognized tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market conditions or trading patterns. Accordingly, VaR models should not be viewed as predictive of future results. The Bank may incur in losses that could be materially in excess of the amounts indicated by the models on a particular trading day or over a period of time, and there have been instances when results have fallen outside the values generated by the Bank’s VaR models. A VaR model does not calculate the greatest possible loss. The results of these models and analysis thereof are subject to the reasonable judgment of the Bank’s risk management personnel.
The table below provides information about BC’s consolidated VaR for trading instruments at the end of 2006 and 2007.

	31/12/2006	31/12/2007

Interest Rate Risk VaR	161,786	159,444
Currency Risk VaR	46,491	5,689
Equity Risk VaR	36,700	40,910
Fund Risk VaR	5,607	4,768

Total VaR	250,584	210,811

During 2007 the Bank’s average Total VaR was Ps 171,381 million, the maximum value was Ps 219,344 million, and the minimum value was Ps 119,930 million.
Non Trading Instruments Market Risk Measurement
The Banking Book relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income as a result of a change in market interest rates. Changes in interest rates affect BC’s earnings as a result of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities. The foreign currency exchange rate exposures arising from the Banking Book are provided to the Treasury Division where these positions are aggregated and managed.

As discussed above, External Circular 031 of 2004 was replaced on April 1, 2007 with External Circular 051 of 2007. One of the most significant changes is that financial institutions are no longer required to calculate market risks for positions held in the Banking Book (non-trading positions), except the currency risk which is included in the VaR measurements, and therefore the Bank is no longer required by the Superintendency of Finance to calculate such risks. As a result of these changes, the Bank has changed, for purposes of this Annual Report, the presentation from a VaR analysis to sensitivity analysis, when assessing the non-trading market risk exposure.
The Bank has performed a sensitivity analysis of market risk sensitive instruments based on hypothetical changes in the interest rates. The Bank has estimated the impact that a change in interest rates would have on the net present value of each position in the Banking Book, using a modified duration model and assuming positive parallel shifts of 50 and 100 basis points.
The following tables provide information about BC’s interest rate sensitivity for the balance sheet items comprising the Banking Book. These tables show the following information for each group of assets and liabilities:
FAIR VALUE: Sum of the original net present value.
+ 50 bps: Net present’s value change with an increase of 50 bps.
+ 100 bps: Net present’s value change with an increase of 100 bps.
Interest Rate Risk (Ps million)
2006

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	1,076,367	(19,446)	(38,804)
Loans	26,403,486	(72,662)	(144,993)
Customer’s acceptances	2,420	(1)	(2)

Total interest rate sensitive assets	27,482,272	(92,109)	(183,799)

	FAIR VALUE	+50bps	+100bps
Liabilities
Checking Accounts — Saving Deposits	15,546,247	(66,365)	(132,428)
Time Deposits	7,982,229	(22,286)	(44,470)
Bank acceptances outstandings	2,420	(1)	(2)
Interbank borrowings	3,532,291	(3,888)	(7,758)
Long term debt	1,282,222	(1,505)	(3,003)
Total interest rate sensitive liabilities	28,345,408	(94,044)	(187,661)

Total net change		1,935	3,862

A rise in interest rates decreases the fair value of the assets and liabilities of the Bank, therefore, affect negatively the Bank’s market value by the active side, and positively by the liabilities side.
Interest Rate Risk (Ps million)
2007

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	1,662,108	(22,521)	(44,939)
Loans	38,324,676	(120,644)	(240,740)
Customer’s acceptances	12,957	(6)	(11)

Total interest rate sensitive assets	39,999,741	(143,170)	(285,690)

	FAIR VALUE	+50bps	+100bps
Liabilities
Checking Accounts — Saving Deposits	19,063,969	(67,943)	(135,577)
Time Deposits	14,791,980	(29,189)	(58,245)
Bank acceptances outstandings	12,957	(6)	(11)
Interbank borrowings	4,792,533	(5,521)	(11,016)
Long term debt	2,778,855	(32,746)	(65,343)

Total interest rate sensitive liabilities	41,440,295	(135,404)	(270,191)

Total net change		(7,767)	(15,498)
A rise in interest rates decreases the fair value of the assets and liabilities of the Bank, therefore, affect negatively the Bank’s market value by the active side, and positively by the liabilities side.
Bancolombia’s largest assets are loans, which represent 95.81% of the total interest rate sensitive assets. The market value’s change in assets with a 50 basis points parallel shift of the yield curve has increased from Ps 92,109 million in 2006 to Ps 143,170 million in 2007 due to an increase in the loans portfolio which include the consolidated loan portfolio of Banagrícola.
On the liabilities side, Bancolombia’s largest interest rate sensitive liabilities are checking accounts, saving deposits and time deposits which represent 46% and 36%, respectively of the total NPV. The market value’s change in liabilities with a 50 basis points parallel shift of the yield curve increased from Ps 94,044 million in 2006 to Ps 135,404 million in 2007, reflecting the increase of long-term debt and the increase of time deposits during 2007.
Most of the variations of the NPV for assets and liabilities are mainly due to the acquisition of Banagrícola in 2007: which has total interest rate sensitive assets equivalent to Ps 5,458,966 million that represent the 44% of the total NPV’s variation of assets, and sensitive liabilities equivalent to Ps 6,432,992 that represent 49% of the total NPV’s variation of liabilities.
As of December 31, 2007, the net change in the NPV for the market risk sensitive instruments, entered into for other than trading purposes with positive parallels shifts of 50 and 100 basis points were Ps (7,767) million and Ps (15,498) million respectively.

Assumptions and Limitations of Sensitivity Analysis: Sensitivity analysis is based on the following assumptions, and should not be relied on as indicative of future results: When computing the NPV of the market risk sensitive instruments and its modified duration we have relied on two key assumptions: (a) a uniform change of interest rates of assets and liabilities and of rates for different maturities (b) modified duration of variable rate assets and liabilities is taken to be the time remaining until the next interest reset date.
Bancolombia’s results of operations and financial position have not suffered any direct impact as a consequence of the recent credit market instability in the U.S. resulting from concerns with increased defaults of subprime and certain other mortgage products and loss of liquidity in markets for mortgage related securities. As of December 31, 2007, Bancolombia’s investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages or (ii) with exposure to monoline financial guarantors. Moreover, the Bank was not affected by the high cost of funding in the global market, mainly because the liquidity available from the Colombian market enabled Bancolombia to fund its operations and maintain its regular business activities. These market conditions also have not had any material impact on our Subsidiaries located outside of Colombia. For example, Asesuisa has no credit insurance business in its portfolio, as it insures mainly property, casualty, life and health risks located in El Salvador and in other countries in Central America. Asesuisa is constantly reviewing information published by rating agencies and other sources regarding the impact of the crisis on international insurance and reinsurance entities with which Aseuisa does or may conduct business. To date, the credit crisis has not resulted in the downgrading of any of its current counterparties. In addition, most of Asesuisa’s investments and reserves, are represented by certificate of deposits and bank notes in El Salvador, as well as local and international public debt issued by the government of El Salvador.
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
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The Bank’s internal control over financial reporting includes those policies and procedures that:
•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank’s management and directors; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of internal control over financial reporting as of December 31, 2007 based on criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Bank’s internal control over financial reporting was effective as of December 31, 2007.
Management excluded from its assessment the internal controls over financial reporting of Banagrícola, S.A. and its subsidiaries which was acquired on May 16, 2007 by Bancolombia Panamá S.A. As of the year ended December 31, 2007, Banagrícola represented 16.15% and 10.2% of the Bank’s total assets and income before taxes, respectively.
The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche Ltda., an independent registered public accounting firm, which report is included on page F-5 of this annual report.
Change in Internal Control over Financial Reporting
No change in the Bank’s internal control over financial reporting occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect the Bank’s internal control over financial reporting.
ITEM 16. RESERVED
ITEM.16.A AUDIT COMMITTEE FINANCIAL EXPERT
Mr. Alejandro Gaviria Uribe serves as the Bank’s audit committee financial expert, upon the determination of the Board of Directors on May 22, 2007.
Mr. Gaviria Uribe does not own any shares of Bancolombia and there is no business relationship between Mr. Gaviria Uribe and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mr. Gaviria Uribe and the Bank, except in connection with his capacity as a member of the board and now as a member of the audit committee. Mr. Gaviria Uribe is considered an independent director under Colombian law and the Bank’s Corporate Governance Code, as well as under NYSE’s director independence standards.
ITEM.16.B CORPORATE GOVERNANCE AND CODE OF ETHICS
Under the NYSE’s Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.
Corporate Governance in Colombia. In Colombia, a series of laws and regulations set forth corporate governance requirements. External Circular 055 of 2007 issued by the Superintendency of Finance, contains the corporate governance standards to be followed by companies issuing securities that may be purchased by Colombian pension funds. Under External Circular 055 of 2007, entities under supervision from Superintendency of Finance, when taking investment decisions, must take into account the recommendations established by the “Country Code” and the corporate governance standards followed by the entities beneficiaries of the investment. Additionally, External Circular 055 of 2007 establishes that entities under the supervision of the Superintendency of Finance must adopt mechanisms for the periodic disclosure of their corporate governance standards.

Additionally, Law 964 of 2005 established mandatory corporate governance requirements for all issuers whose securities are publicly traded in the Colombian market, and Decree 3139 of 2006 regulates disclosure and market information for the Colombian securities market SIMEV (Sistema Integral de Información del Mercado de Valores). Bancolombia’s corporate governance standards comply with these legal requirements and follow regional recommendations, including the OECD’s White Paper on Corporate Governance for Latin America and the Andean Development Corporation’s (CAF) Corporate Governance Code.
During the second quarter of 2008, the Bank’s Code of Ethics and Corporate Governance Code were amended in order to conform its provisions to the Grupo Bancolombia’s Antifraud Program (“Programa Antifraude del Grupo Bancolombia”) and Risk Management System for Money Laundering and Financing of illegal activities (“Sistema de Administración del Riesgo de Lavado de Activos y de Financiación del Terrorismo — SARLAFT”) as developed by the Superintendency of Finance.
Independence of Directors. Law 964 of 2005 requires that at least 25% of the members of the board of directors are at least 25% of independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law mandates that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia’s management recommends to its shareholders lists of director nominess of which at least 25% are independent directors.
Structure of the Board of Directors. Bancolombia’s board of directors includes nine (9) directors. Although there is no prohibition under Colombian regulations for officers to be members of the board of directors, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s board of directors does not include any management members, however the CEO attends the monthly meetings of the board of directors (but is not allowed to vote) and committees may have officers or employees as permanent members to guarantee an adequate flow of information between employees, management and directors. In accordance with the Law 964 and the Bank’s by-laws, no executive officer can be elected as chairman of the board of directors.
Committees of the Board of Directors. The board of directors has a “Board Issues Committee”, a "Nomination, Compensation and Development Committee” and an “Audit Committee”, each of which is composed of both directors and officers, except the audit committee which is composed by three directores but no officers. These committees have their own charters which address various corporate governance subjects, in accordance with NYSE Corporate Governance Standards. Also, Bancolombia’s Audit Committee complies with NYSE Corporate Governance Standards applicable to foreign private issuers.
Bancolombia has adopted an Ethics Code and a Corporate Governance Code, both of which apply to all employees, officers and directors. English translations of the Ethics Code and the Corporate Governance Code are available at Bancolombia’s website at www.grupobancolombia.com.co. The Spanish versions of these codes will prevail for all legal purposes.
During the first half of 2007, the Bank’s Corporate Governance Code and the Bank’s by-laws were amended to reflect various recommendations established by the “Country Code” issued by the Superintendency of Finance. The Bank did not follow the recommendations of the “Country Code” where Colombian legislation, or United States laws and regulations applicable to foreign private issuers, imposed different requirements than those promulgated by the “Country Code”. The Superintendency of Finance will conduct an annual evaluation of the corporate governance codes disclosed by Colombian issuers under its supervision.
Additionally, the Bank adopted rules to regulate the acquisition and disposal of shares of the Bank by its officers and directors. These transactions require previous approval or authorization by the Bank’s board of directors. The rules were disclosed on the Bank’s web site in January 2008.
A phone line called “línea ética” is available for anonymous reporting of any evidence of improper conduct.

ITEM.16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate fees billed under the caption audit fees for professional services rendered to BC for the audit of its financial statements and for services that are normally provided to BC, in connection with statutory or regulatory filings or engagements totaled Ps 5,218 million and Ps 5,444 million for the years 2006 and 2007 respectively.
Additionally other audit-related fees totaled Ps 1,256 million for the year 2007. Bancolombia had no tax fees or other fees for the year 2007.
The Bank’s audit committee charter includes the following pre-approval policies and procedures, which are included in the audit committee’s charters:
The audit committee will approve each year the work plan of the external auditors, which will include all services that according to the applicable law may be rendered by the external auditors.
For instances in which additional services are required to be provided by the external auditors, such services must be previously approved by the audit committee. Whenever this approval is not obtained at a meeting held by the audit committee, the approval will be obtained through the Vice Presidency of Internal Audit, who will be responsible for soliciting the consent from each of the audit committee members. The approval will be obtained with the favorable vote of the majority of its members.
Every request of approval of additional services must be adequately sustained, including complete and effective information regarding the characteristics of the service that will be provided by the external auditors. In all cases, the budget of the external auditors must be approved by the General Shareholders Meeting.
ITEM.16.D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None
ITEM.16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Colombian law prohibits the repurchase of shares issued by entities supervised by the Superintendency of Finance. Therefore, neither Bancolombia nor any affiliated purchaser repurchased any shares during fiscal year 2007.

PART III
FINANCIAL STATEMENTS
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
Reference is made to pages F-1 through F-147.
ITEM 19. EXHIBITS
The following exhibits are filed as part of this Annual Report.

1. (2)	English Translation of Corporate by-laws (estatutos sociales) of the registrant, as amended on March 01, 2007.
2. (1)	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended.
4.1 (2)	Master Stock Purchase Agreement among Bancolombia (Panama) S.A. and the Majority Shareholders of Banagrícola S.A. and first amendment.
4.2 (2)	Byssa Stock Purchase Agreement among Bancolombia (Panama) S.A. and the Majority Shareholders Bienes y Servicios S.A.
4.3 (2)	English Summary of the Stock Sale Agreement among Bancolombia S.A. and Portal de Inversiones S.A.
7.	Selected Ratios’ Calculation.
8.1	List of Subsidiaries.
11.	English translation of the Ethics Code of the registrant, as amended on June 23, 2008.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 8, 2008.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 8, 2008.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 8, 2008.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 8, 2008.
15(a)	English Translation of Corporate Governance Code (Código de Buen Gobierno) of the registrant, as amended on June 23, 2008.

(1)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

(2)	Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2006 filed on May 10, 2007.

Deloitte & Touche Ltda. Edificio Corficolombiana Calle 16 Sur No 43 A-49 Pisos 9 y 10 A.A 404 Nit 860.005.813-4 Medellin Colombia

Tel: 57(4) 313 56 54
Fax: 57(4) 313 93 43
www.deloitte.com/co
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of directors and shareholders of BANCOLOMBIA S.A.:
We have audited the accompanying consolidated balance sheets of Bancolombia SA and subsidiaries (the “Bank”) as of December 31,,2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
We did not audit the consolidated financial statements of Banagricola, S.A. (a subsidiary acquired by the Bank on May 16, 2007) and its subsidiaries, prepared in conformity with the accounting standards prescribed by the Superintendence of Financial System of EI Salvador, which statements reflect total assets and income before taxes constituting 16.30% and 15.30%, respectively, of the related consolidated totals for the year ended December 31, 2007. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Banagricola, S.A. and its subsidiaries, is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Bancolombia S.A. and subsidiaries as of December 31,2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Colombia and the regulations of the Colombian Superintendency of Finance, collectively “Colombian GAAP”.

Una firma miembro de
Auditoría.Impuestos. Consultoría. Finanzas Corporativas	Deloitte Touche Tohmatsu

Colombian GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.
Our audits also comprehended the translation of Colombian pesos amounts into U. S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2b. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of 31 December 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management excluded from its assessment the internal control over financial reporting of Banagricola, S.A. and its subsidiaries which was acquired on May 16, 2007. Our report dated July 7, 2008 expressed an unqualified opinion on the Bank’s internal control over financial reporting excluding Banagricola, S.A. and its subsidiaries.
Deloitte & Touche Ltda.
Medellin, Colombia
July 7, 2008

Ave Samuel Lewis y
Calle 55 E.
Apartado 0819-05710
EI Dorado Panama R. P.
Telefono (507) 206-9200
Fax (507) 264-5527
Report of Independent Registered Public Accounting Finn
To the Board of Directors and Shareholders of Banagricola, S A.
We have audited the accompanying consolidated balance sheets of Banagricola, S. A. and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banagricola, S A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting standards prescribed by the Superintendence of Financial System of EI Salvador as described in Note 2.
As described in Note 2, the accompanying consolidated financial statements have been prepared in conformity with accounting standards for controlling entities issued by the Superintendence of Financial System of EI Salvador, which is a comprehensive basis of accounting other than International Financial Reporting Standards.
June 28, 2008
Panama, Republic of Panama

Deloitte & Touche Ltda. Edificio Corficolombiana Calle 16 Sur No 43 A-49 Pisos 9 y 10 A.A 404 Nit 860.005.813-4 Medellin Colombia

Tel: 57(4) 313 56 54
Fax: 57(4) 313 93 43
www.deloitte.com/co
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of BANCOLOMBIA S.A.:
We have audited the internal control over financial reporting of Bancolombia S.A. and subsidiaries (the “Bank”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Banagricola S.A. and its subsidiaries, which was acquired on May 16, 2007 and whose financial statements constitute 16.15% of total assets and 10.2% of income before taxes of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Banagricola S.A. and its subsidiaries. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those

Una firma miembro de
Auditoría.Impuestos. Consultoría. Finanzas Corporativas	Deloitte Touche Tohmatsu

policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Bank and our report dated July 7, 2008, expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding to the nature and effect of differences between accounting principles generally accepted in Colombia and in the United States of America and that our audit also comprehended the translation of Colombian Pesos amounts into U.S. dollars amounts in accordance with note 2b. of such consolidated financial statements.
Deloitte & Touche Ltda.
Medellin, Colombia
July 7, 2008

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2007
(Stated in millions of pesos and thousands of U.S. Dollars)

	Notes	2006		2007		2007(1)
						U.S. Dollar

Assets

Cash and cash equivalents:
Cash and due from banks	4	Ps	1,548,752	Ps	3,618,619	US$	1,796,055
Overnight funds			457,614		1,609,768		798,987

Total cash and cash equivalents			2,006,366		5,228,387		2,595,042

Investment securities:	5
Debt securities:			5,530,559		5,596,051		2,777,527
Trading securities			2,605,852		1,916,012		950,987
Available for sale			1,810,584		1,954,593		970,137
Held to maturity			1,114,123		1,725,446		856,403
Equity securities			224,787		253,747		125,944
Trading securities			61,640		93,125		46,221
Available for sale			163,147		160,622		79,723
Market value allowance			(77,585)		(75,547)		(37,496)

Total investment securities			5,677,761		5,774,251		2,865,975

Loans and financial leases:	6
Commercial loans			16,028,505		23,397,058		11,612,827
Consumer loans			3,587,260		6,593,211		3,272,455
Small business loans			91,078		129,900		64,474
Mortgage loans			1,385,445		2,883,628		1,431,251
Financial leases			3,553,286		4,698,827		2,332,202
Allowance for loans and financial leases losses	7		(834,183)		(1,457,151)		(723,238)

Loans and financial leases, net			23,811,391		36,245,473		17,989,971

Accrued interest receivable on loans and financial leases:
Accrued interest receivable on loans and financial leases			266,934		431,863		214,350
Allowance for accrued interest losses	7		(11,644)		(33,303)		(16,530)

Interest accrued, net			255,290		398,560		197,820

Customers’ acceptances and derivatives	8		166,395		196,001		97,283
Accounts receivable, net	9		562,598		716,106		355,430
Premises and equipment, net	10		712,722		855,818		424,774
Operating leases, net	11		167,307		488,333		242,378
Foreclosed assets, net	15		18,611		32,294		16,029
Prepaid expenses and deferred charges	12		46,462		137,901		68,445
Goodwill	14		40,164		977,095		484,968
Other	13		675,265		580,642		288,194
Reappraisal of assets	16		348,364		520,788		258,486

Total assets		Ps	34,488,696	Ps	52,151,649	US$	25,884,795

Memorandum accounts	25	Ps	153,080,705	Ps	182,209,139	US$	90,437,143

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2007
(Stated in millions of pesos and thousands of U.S. Dollars)

	Notes	2006		2007		2007(1)
						U.S. Dollar

Liabilities and Stockholders’ Equity
Deposits
Non-interest bearing:		Ps	4,580,649	Ps	5,804,724	US$	2,881,100
Checking accounts			4,121,506		5,300,864		2,631,015
Other			459,143		503,860		250,085
Interest bearing:			18,635,818		28,569,426		14,180,064
Checking accounts			1,244,348		1,567,411		777,964
Time deposits			7,377,586		14,304,727		7,099,966
Savings deposits			10,013,884		12,697,288		6,302,134

Total deposits			23,216,467		34,374,150		17,061,164

Overnight funds			1,007,045		2,005,490		995,399
Bank acceptances outstanding			64,030		55,208		27,402
Interbank borrowings	17		1,066,845		1,506,611		747,787
Borrowings from development and other domestic banks (3)	18		2,449,581		3,344,635		1,660,066
Accounts payable			988,723		1,714,418		850,929
Accrued interest payable			190,121		286,627		142,264
Other liabilities	19		387,697		503,433		249,871
Long-term debt	20		1,302,702		2,850,730		1,414,923
Accrued expenses	21		119,984		218,860		108,628
Minority interest in consolidated subsidiaries			48,889		92,217		45,771

Total liabilities			30,842,084		46,952,379		23,304,204

Stockholders’ equity (2)	22, 24
Subscribed and paid in capital:			430,684		460,684		228,655
Nonvoting preference shares			121,422		151,422		75,157
Common shares			309,262		309,262		153,498
Retained earnings:			3,063,136		4,446,527		2,206,976
Appropriated	23		2,313,607		3,359,604		1,667,496
Unappropriated			749,529		1,086,923		539,480
Reappraisal of assets	16		140,693		319,646		158,652
Gross unrealized net gain or loss on investments			12,099		(27,587)		(13,692)

Stockholders’ equity			3,646,612		5,199,270		2,580,591

Total liabilities and stockholders’ equity		Ps	34,488,696	Ps	52,151,649	US$	25,884,795

Memorandum accounts	25	Ps	153,080,705	Ps	182,209,139	US$	90,437,143

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements
(1)	See note 2 (ff).

(2)	A summary of significant adjustments to stockholders’ equity that would be required if U.S. GAAP had been applied is disclosed in Note 31.

(3)	Included Domestic banks borrowings.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2005, 2006 and 2007
(Stated in millions of pesos and thousands of U.S. Dollars, except per share data)

	Note	2005(2)		2006		2007		2007(1)
								U.S. Dollar

Interest income:
Interest on loans		Ps	2,050,274	Ps	2,312,525	Ps	3,707,751	US$	1,840,294
Interest on investment securities			824,709		273,197		416,644		206,796
Overnight funds			33,629		43,863		115,324		57,240
Leasing			291,472		384,147		570,689		283,254

Total interest income			3,200,084		3,013,732		4,810,408		2,387,584

Interest expense
Checking accounts			20,311		32,676		39,076		19,396
Time deposits			449,367		459,513		816,688		405,352
Saving deposits			241,889		264,381		461,437		229,028

Total interest expense on deposits			711,567		756,570		1,317,201		653,776

Interbank borrowings			54,630		94,872		109,843		54,518
Borrowings from development and other domestic banks			156,509		180,507		274,484		136,237
Overnight funds			73,910		100,876		131,127		65,083
Long-term debt			153,658		113,404		169,435		84,097

Total interest expense			1,150,274		1,246,229		2,002,090		993,711

Net interest income			2,049,810		1,767,503		2,808,318		1,393,873

Provision for loan, accrued interest losses and other receivables, net	7		(185,404)		(266,107)		(707,865)		(351,340)
Recovery of charged-off loans			61,829		70,746		89,997		44,669
Provision for foreclosed assets and other assets			(63,969)		(44,353)		(60,531)		(30,044)
Recovery of provisions for foreclosed assets and other assets			56,504		89,532		81,364		40,384

Total net allowances			(131,040)		(150,182)		(597,035)		(296,331)

Net interest income after provision for loans and accrued interest losses			1,918,770		1,617,321		2,211,283		1,097,542

Commissions from banking services			101,355		162,273		324,352		160,986
Electronic services and ATMs fees			101,299		85,049		80,711		40,060
Branch network services			48,984		62,403		104,601		51,917
Collections and payments fees			56,670		74,708		130,421		64,733
Credit card merchant fees			10,076		8,150		39,191		19,452
Credit and debit card annual fees			205,606		238,898		258,937		128,520
Checking fees			54,846		60,083		67,438		33,472
Warehouse services			62,155		72,494		—		—
Fiduciary activities			60,131		62,114		69,200		34,347
Pension Plan Administration			—		—		82,453		40,925
Brokerage fees			68,231		67,034		62,493		31,018
Check remittance			10,579		11,040		22,762		11,298
International operations			36,484		34,281		43,643		21,662

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2005, 2006 and 2007
(Stated in millions of pesos and thousands of U.S. Dollars, except per share data)

	Note	2005(2)		2006		2007		2007(1)
								U.S. Dollar

Fees and other service income		Ps	816,416	Ps	938,527	Ps	1,286,202	US$	638,390

Fees and other service expenses			(48,087)		(70,866)		(116,453)		(57,800)

Total fees and income from services, net			768,329		867,661		1,169,749		580,590

Other operating income:
Net foreign exchange gains (expenses)			(53,361)		58,008		27,584		13,691
Forward contracts in foreign currency			141,055		45,073		141,930		70,445
Gains (losses) on sales of investments on equity securities			8,097		75,697		(15,034)		(7,462)
Gains on sale of mortgage loan			—		14,371		7,304		3,625
Dividend income			42,731		21,199		18,968		9,415
Revenues from commercial subsidiaries			45,020		40,323		101,148		50,203
Insurance income			—		—		8,013		3,977
Communication, postage, rent and others			10,406		16,762		17,572		8,722

Total other operating income			193,948		271,433		307,485		152,616

Total operating income			2,881,047		2,756,415		3,688,517		1,830,748

Operating expenses:
Salaries and employee benefits			615,121		690,117		835,150		414,516
Bonus plan payments			26,826		35,771		84,226		41,804
Compensation			8,030		6,375		23,463		11,646
Administrative and other expenses	27		793,179		882,182		1,071,139		531,645
Deposit security, net			55,050		67,813		49,113		24,377
Donation expenses			615		22,596		15,375		7,631
Depreciation	10		87,633		104,553		122,835		60,968
Merger expenses			45,703		35,779		—		—
Goodwill amortization			22,648		25,814		70,411		34,948

Total operating expenses			1,654,805		1,871,000		2,271,712		1,127,535

Net operating income			1,226,242		885,415		1,416,805		703,213

Non-operating (expense) income:
Other income			109,770		194,589		126,796		62,933
Minority interest			(6,496)		(6,352)		(13,246)		(6,574)
Other expense			(105,120)		(149,243)		(81,549)		(40,476)

Total non-operating (expense) income	28		(1,846)		38,994		32,001		15,883

Income before income taxes			1,224,396		924,409		1,448,806		719,096

Income tax expense	21		(277,515)		(174,880)		(361,883)		(179,616)

Net income		Ps	946,881	Ps	749,529	Ps	1,086,923	US$	539,480

Earnings per share		Ps	1,301	Ps	1,030	Ps	1,433	US$	0.71

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements
(1)	See Note 2 (ff).

(2)	The consolidated statement of operations for the year ended December 31, 2005 includes Conavi’s and Corfinsura’s results since the beginning of the year.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2005, 2006 and 2007
(Stated in millions of pesos and thousands of U.S. Dollars, except share data)

	Non Voting Preference Shares			Voting Common Shares			Retained Earnings				Surplus				Total
													Gross unrealized
													gain or loss on
							Appro-		Unappro-		Reappraisal		investments		Stockholders’
	Number	Par Value		Number	Par Value		priated		priated		of assets		available for sale		equity

Balance at December 31, 2004	178,435,787	Ps	101,579	398,259,608	Ps	253,540	Ps	1,010,481	Ps	578,678	Ps	42,237	Ps	104,208	Ps	2,090,723
Net income	—		—	—		—		—		946,881		—		—		946,881
Transfer to appropriated retained earnings	—		—	—		—		578,678		(578,678)		—		—		—
Issuance of preference and common shares	39,686,634		19,843	111,444,976		55,722		160,646		—		—		—		236,211
Valuation of investment	—		—	—		—		—		—		(179,033)		31,690		(147,343)
Merger effect	—		—	—		—		193,673		—		247,275		(12,650)		428,298
Dividends declared	—		—	—		—		(216,838)		—		—		—		(216,838)
Other	—		—	—		—		39,358		—		—		—		39,358

Balance at December 31, 2005	218,122,421	Ps	121,422	509,704,584	Ps	309,262	Ps	1,765,998	Ps	946,881	Ps	110,479	Ps	123,248	Ps	3,377,290
Net income	—		—	—		—		—		749,529		—		—		749,529
Transfer to appropriated retained earnings	—		—	—		—		946,881		(946,881)		—		—
Valuation of investment	—		—	—		—				—		30,214		(111,149)		(80,935)
Dividends declared	—		—	—		—		(369,736)		—		—		—		(369,736)
Other	—		—	—		—		(29,536)		—		—		—		(29,536)

Balance at December 31,2006	218,122,421	Ps	121,422	509,704,584	Ps	309,262	Ps	2,313,607	Ps	749,529	Ps	140,693	Ps	12,099	Ps	3,646,612

Net income	—		—	—		—		—		1,086,923		—		—		1,086,923
Transfer to appropriated retained earnings	—		—	—		—		749,529		(749,529)		—		—
Issuance of preference and common shares	59,999,998		30,000	—		—		897,612		—		—		—		927,612
Valuation of investment	—		—	—		—				—		178,953		(39,686)		139,267
Dividends declared	—		—	—		—		(403,164)		—		—		—		(403,164)
Other	—		—	—		—		(197,980)		—		—		—		(197,980)

Balance at December 31,2007	278,122,419		151,422	509,704,584		309,262		3,359,604		1,086,923		319,646		(27,587)		5,199,270

Balance at December 31, 2007(1)	278,122,419	US$	75,157	509,704,584	US$	153,498	US$	1,667,496	US$	539,480	US$	158,652	US$	(13,692)	US$	2,580,591

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements
(1)	See Note 2 (ff).

(2)	The consolidated statement of operations for the year ended December 31, 2005, includes Conavi’s and Corfinsura’s results since the beginning of the year.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2005, 2006 and 2007
(Stated in millions of pesos and thousands of U.S. Dollars)

	2005		2006		2007		2007(1)

Cash flows from operating activities:

Net income	Ps	946,881	Ps	749,529	Ps	1,086,923	US$	539,480

Adjustments to reconcile net income to net cash used by operating activities:
Depreciation		87,633		104,553		122,835		60,968
Amortization		77,111		42,905		110,076		54,635
Minority interest		5,862		(251)		43,328		21,505
Provision for loan, accrued interest and accounts receivable losses		395,369		600,273		1,268,241		629,475
Provision for foreclosed assets		44,665		22,044		35,783		17,760
Provision for losses on investment securities and equity investments		10,317		12,200		7,313		3,630
Provision for premises and equipment		302		914		2,925		1,452
Provision for other assets		1,825		1,600		7,914		3,928
Reversal of provision for investments		(5,330)		(27,593)		(20,722)		(10,285)
Reversal of provision for loans and accounts receivable		(220,224)		(334,082)		(560,241)		(278,069)
Reversal of provision for foreclosed assets		(45,445)		(54,298)		(52,995)		(26,304)
Reversal of provision for other assets		(3,943)		(880)		(244)		(121)
Reversal of provision for premises and equipment		(1,787)		(6,845)		(7,537)		(3,741)
Realized and unrealized (gain) loss on derivative financial instruments		(67,180)		15,449		(117,653)		(58,395)
Valuation gain on investment securities		(476,139)		(159,249)		(355,190)		(176,294)
Foreclosed assets donation		45		20,888		10,708		5,315
(Increase) in accounts receivable		(514,867)		(38,311)		(344,052)		(170,765)
Decrease (increase) in other assets		92,256		(187,584)		(1,336,181)		(663,196)
Increase (Decrease) in accounts payable		593,764		(253,531)		822,201		408,088
Increase (Decrease) in other liabilities		227,036		(72,270)		115,735		57,443
(Increase) in loans		(8,521,859)		(6,182,386)		(13,087,618)		(6,495,869)
Increase (Decrease) in estimated liabilities and allowances		59,210		(10,875)		98,876		49,076

Net cash used in operating activities		(7,314,498)		(5,757,800)		(12,149,575)		(6,030,284)

Cash flows from investing activities:

(Increase) Decrease in customers’ acceptances	Ps	(25,813)	Ps	(47,520)	Ps	79,225	Ps	39,322
Proceeds from sales of premises and equipment		92,815		23,284		15,280		7,584
Proceeds from sales of foreclosed assets		98,090		61,791		71,811		35,643
Proceeds from sales of investments		—		29,934		43,200		21,442
(Purchases) of premises and equipment		(589,212)		(230,992)		(590,568)		(293,121)
(Purchases) sales of investment securities		(2,719,300)		2,815,501		189,224		93,919

Net cash (used in) provided by investing activities		(3,143,420)		2,651,998		(191,828)		(95,211)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2005, 2006 and 2007
(Stated in millions of pesos and thousands of U.S. Dollars)

	2005		2006		2007		2007(1)

Cash flows from financing activities:
Dividends declared		(216,838)		(369,736)		(403,163)		(200,105)
Increase in deposits		6,522,866		4,831,484		11,157,682		5,537,971
Increase (decrease) in long-term debt		1,095,781		(345,610)		1,548,028		768,344
Increase (decrease) in overnight funds		713,419		(322,868)		998,445		495,565
Increase (decrease) in interbank borrowings and borrowings from development and other domestic banks		2,823,352		(411,124)		1,334,820		662,520
Issuance of preference and commons shares		—		—		30,000		14,890
Retained earnings (additional paid-in capital)		—		—		897,612		445,518

Net cash provided by financing activities		10,938,580		3,382,146		15,563,424		7,724,703

Increase in cash and cash equivalents		480,662		276,344		3,222,021		1,599,208
Cash and cash equivalents at beginning of year		1,249,360		1,730,022		2,006,366		995,834

Cash and cash equivalents at end of year	Ps	1,730,022	Ps	2,006,366	Ps	5,228,387	US$	2,595,042

Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest	Ps	1,033,420	Ps	1,238,419	Ps	1,905,585	US$	945,812

Income taxes	Ps	190,014	Ps	161,967	Ps	122,477	US$	60,790

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements
(1)	See note 2 (ff).

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(1) Organization and Background
Bancolombia S.A., previously known as Banco Industrial Colombiano S.A. is a private commercial bank incorporated under Colombian law on January 24, 1945. On April 3, 1998, Banco Industrial Colombiano S.A. merged with Banco de Colombia S.A. and the surviving entity was renamed Bancolombia S.A. The registered office and business address of Bancolombia S.A. is in Medellín, Colombia. Bancolombia S.A. and its subsidiaries are defined as the Bank.
On July 30, 2005, Conavi Banco Comercial y de Ahorros S.A. (“Conavi”) and Corporación Financiera Nacional y Suramericana S.A. (post-spin off) (“Corfinsura”) were merged into Bancolombia S.A. (the “Conavi/Corfinsura merger”). The Conavi/Corfinsura merger was approved at Bancolombia S.A.’s ordinary shareholders’ meeting held on March 28, 2005 and was also duly approved at the annual shareholder meetings of Conavi and Corfinsura, respectively. The Superintendency of Finance approved the transaction on July 19, 2005. The Conavi/Corfinsura merger was formalized and registered in the Commercial Registry of the Medellín Chamber of Commerce on August 1, 2005. As a result of the Conavi/Corfinsura merger, Bancolombia S.A. acquired the entire property, rights and obligations of Conavi and Corfinsura, entities which were dissolved without being liquidated.
On March 1, 2007 Bancolombia S.A.’s shareholders approved an amendment to its bylaws, which extended the number of directors serving on Bancolombia’s Board of Directors to a total of nine (9) and eliminated substitute members.
Bancolombia S.A.’s business purpose is to carry out all operations, transactions, acts and services inherent to the banking business, through banking establishments that carry its name and according to all applicable legislation.
The Bank had 24,836 employees of which 12,906 were employed directly by Bancolombia S.A. and operates through 888 branches, 57 Non-Banking Correspondent (“Corresponsales no Bancarios”) and 240 mobile branches (“Puntos de Atención Móviles”) in Colombia. Bancolombia S.A also has an agency in Miami, Florida, United States of America and a representation office in Madrid, Spain.
In May 2007, Bancolombia S.A. through its subsidiary Bancolombia Panamá S.A. acquired 89.15% of the Banagrícola S.A. (“Banagrícola”). Banagrícola’s shareholders agreed to sell 16,817,633 of the total 18,865,000 outstanding shares. The purchase price was US$47.044792 per share for a total of US$791,182. Simultaneously with the acquisition, the Bank had signed an agreement with Bienes y Servicios S.A (BYSSA), former major Banagrícola’s shareholder, which included a call and written put option. The options were exercised in December 2007 and as a consequence the Bank acquired the shares representing 9.59% of interest in Banagríola. Bancolombia Panamá S.A. has continued purchasing shares from Banagrícola’s minority shareholders and at December 31, 2007 held an interest of 98.90% of Banagrícola’s total shareholder’s equity.
Banagrícola is a holding company with several subsidiaries dedicated to banking, commercial and consumer activities, insurance, pension funds and brokerage, among which are Banco Agrícola S.A. in El Salvador and Banco Agrícola (Panamá) S.A. in Panama. The acquisition of Banagrícola intends to place the Bank as one of several key players in Central America boosting its income generation and also diversifying its loan portfolio mix, reducing risk and exposure concentration.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The consolidated financial statements includes the assets, liabilities, earnings, contingent accounts and memorandum accounts of the Bank in which they hold, directly or indirectly, 50% or more of the outstanding voting shares (the “Subsidiaries”). Bancolombia S.A. has the following subsidiaries making up the Bancolombia Group, which is currently registered as a corporate group:

			Participation	Participation
			percentage	percentage	Date of
Entity	Location	Business	Dec-2006	Dec-2007	creation
Leasing Bancolombia S.A.	Colombia	Leasing	100	100	December 1978
Fiduciaria Bancolombia S.A.	Colombia	Trust	98.81	98.81	January 1992
Bancolombia Panamá S.A.	Panama	Banking	100	100	January 1973
Bancolombia Caymán	Cayman Islands	Banking	100	100	August 1987
Sistema de Inversiones y Negocios S.A.	Panama	Investments	100	100	September 1975
Sinesa Holding Company Ltd.	British Virgin Islands	Investments	100	100	June 1988
Future Net Inc.	Panama	E-commerce	100	100	November 2000
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100	100	July 1994
Inversiones Valsimesa S.A.	Colombia	Investments	71.75	71.75	December 2006
Inmobiliaria Bancol S.A.	Colombia	Real estate broker	99.09	99.09	June 1995
Fundicom S.A.	Colombia	Metals engineering	79.90	79.90	May 2000
Valores Simesa S.A.	Colombia	Investments	71.75	71.75	December 2000
Todo UNO Colombia S.A.	Colombia	E-commerce	89.92	89.92	June 2001
Almacenes Generales de Depósito Mercantil S.A. ALMACENAR (1)	Colombia	Warehousing and logistics	98.31	—	February 1953
Unicargo de Colombia S.A. (2)	Colombia	Freight service	98.41	—	August 1994
Ditransa S.A. (2)	Colombia	Freight service	52.73	—	September 1994
Compañía de Financiamiento Comercial S.A. Sufinanciamiento	Colombia	Financial services	99.98	99.99	November 1971
Renting Colombia S.A.	Colombia	Operating leasing	75.50	90.30	October 1997
Patrimonio Autónomo Localiza (3)	Colombia	Car rental	75.50	—	December 2006
Renting Perú S.A.C. (4)	Peru	Operating leasing	—	90.39	January 2007
Tempo Rent a Car S.A. (4)	Colombia	Car rental	—	90.80	June 2007
Patrimonio Autónomo Renting Colombia	Colombia	Investments	—	100	December 2007
Suleasing Internacional S.A. (5)	Panama	Leasing	100	—	August 1993
Suleasing International USA, Inc.	USA	Leasing	100	100	July 2003
Suleasing Internacional do Brasil Locacao de Bens S.A.	Brazil	Leasing	100	100	December 2005
Inversiones CFNS Ltda.	Colombia	Investments	100	100	April 1998
Valores Bancolombia S.A.	Colombia	Securities brokerage	100	100	May 1991
Suvalor Panamá S.A.	Panama	Securities brokerage	100	100	April 2005
Bancolombia Puerto Rico Internacional, Inc	Puerto Rico	Banking	100	100	December 1997
Multienlace S.A.	Colombia	Contact center	98.20	98.20	March 1997
Inversiones IVL S.A.	Colombia	Investments	98.31	98.25	December 2006

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)

			Participation	Participation
			percentage	percentage	Date of
Entity	Location	Business	Dec-2006	Dec-2007	creation
Factoring Bancolombia S.A	Colombia	Financial services	99.97	99.99	September 1980
Patrimonio Autónomo CV Sufinanciamiento	Colombia	Loan management	100	100	May 2006
Banagrícola S.A. (6)	Panama	Investments	—	98.90	March 2003
Banco Agrícola Panamá S.A. (7)	Panama	Banking	—	98.90	March 2002
Inversiones Financieras Banco Agrícola S.A. (7)	El Salvador	Investments	—	98.08	July 2001
Banco Agrícola S.A. (7)	El Salvador	Banking	—	96.00	January 1955
Arrendadora Financiera S.A. (7)	El Salvador	Leasing	—	96.02	November 2001
Credibac S.A. de CV (7)	El Salvador	Credit card services	—	96.01	July 2006
Bursabac S.A. de CV (7)	El Salvador	Securities brokerage	—	98.08	November 1994
AFP Crecer S.A. (7)	El Salvador	Pension fund	—	98.32	March 1998
Aseguradora Suiza Salvadoreña S.A. (7)	El Salvador	Insurance company	—	94.70	November 1969
Asesuisa Vida S.A. (7)	El Salvador	Insurance company	—	94.70	December 2001

(1)	It was divested in February 2007.

(2)	Subsidiaries of Almacenar S.A. which ceased to be in turn subsidiaries of the Bancolombia when Almacenar S.A. was divested in February 2007.

(3)	Trust liquidated in August 2007.

(4)	Companies created by Renting Colombia S.A.

(5)	Merged with Bancolombia Panamá S.A. in September 2007.

(6)	Company acquired in May 2007.

(7)	Companies acquired as a result of Banagrícola’s acquisition in May 2007.
(2) Main Accounting Policies
(a) Basic Accounting and Consolidation Policy
Accounting practices and the preparation of financial statements of the Bank follow generally accepted accounting principles in Colombia and the special regulations of the Superintendency of Finance, collectively “Colombian GAAP”.
For consolidated purposes, accounting policies relating to the application of adjustments for inflation were aligned with those established by the Superintendency of Finance for the Bank. By means of External Circular 014 issued April 17, 2001 by the Superintendency of Finance, the application of inflation adjustments was eliminated for accounting purposes as of January 1, 2001. This practice formed part of the generally-accepted accounting principles in Colombia until December 2006, when it was extended to all reporting entities with Decree 1536 issued May 7, 2007.
The financial statements of foreign subsidiaries were adjusted in order to adopt uniform accounting practices as required by Colombian GAAP. The major adjustments relates to investments, loans and leased assets.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The Bank consolidates companies in which it holds, directly or indirectly, 50% or more of outstanding voting shares. As described below, some of the Bank’s subsidiaries also consolidate their own subsidiaries. The Bank’s subsidiary Bancolombia Panamá S.A. sub-consolidates Bancolombia Caymán, Sistema de Inversiones y Negocios S.A., Sinesa Holding Company Ltd., Future Net Inc., Suleasing Internacional USA Inc., Suleasing Internacional do Brasil Locacao de Bens S.A., Banagrícola S.A., Banco Agrícola Panamá S.A., Inversiones Financieras Banco Agrícola S.A., Banco Agrícola S.A., Arrendadora Financiera S.A., Credibac S.A. de CV, Bursabac S.A. de CV, AFP Crecer S.A., Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A. The Bank’s subsidiary Leasing Bancolombia S.A. sub-consolidates Renting Colombia S.A., Renting Perú S.A.C. and Tempo Rent a Car S.A. The Bank’s subsidiary Banca de Inversión Bancolombia S.A. sub-consolidates Inmobiliaria Bancol S.A., Inversiones Valsimesa S.A., Inversiones CFNS Ltda., Valores Simesa S.A., Fundicom S.A., Todo Uno Colombia S.A. and Patrimonio Autónomo Renting Colombia. The Bank’s subsidiary Valores Bancolombia S.A. sub-consolidates Suvalor Panamá S.A. The remaining companies are consolidated directly by the Bank.
Under Col GAAP, the results of operations of Almacenar are excluded from the consolidated results of operation of the Bank in 2007.
The consolidated financial statements are prepared for the presentation to the stockholders, but are not taken as a basis for the distribution of dividends or appropriation of profits.
Intercompany operations and balances are eliminated upon consolidation.
(b) Conversion of Foreign Currency Transactions and Balances
As an authorized exchange dealer, the Bank and its Colombian Subsidiaries are authorized by the Superintendency of Finance to make direct foreign exchange purchases and sales on the exchange market.
Operations in foreign currencies other than U.S. Dollars are translated into U.S. Dollars using the exchange rate published by Reuters and then re-expressed in Colombian Pesos at the Representative Market Rate (RMR) calculated on the last business day of the month and certified by the Superintendency of Finance. The RMR at December 31, 2006 and 2007 was Ps 2,238.79 and Ps 2,014.76, respectively.
Foreign currency position is the difference between assets and liabilities denominated in foreign currency, recorded in and out of the balance, realized or contingent, including those that are settled in Colombian local currency, which correspond to the financial statements that include operations within the national territory.
Spot foreign currency position is the difference between assets and liabilities, denominated in foreign currency, based on the unique chart of accounts, excluding, investments available for sale in equity and debt securities, held to maturity and capital contributions in foreign branches and derivatives such as: next day operations, forward contracts, futures contracts, swaPs and profit or loss in option valuation. Operations that can be settled in local currency are not included in this position.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Gross leverage position consists of all rights and obligations contained in term and future contracts denominated in foreign currency; cash transactions in foreign currency carried out between one (t+l) and two banking days (t+2) and the exchange exposure relating to debit and credit contingencies acquired in negotiating exchange options and derivatives.
The arithmetic average of three (3) business days of the Bank’s position in any currency other than Pesos cannot exceed the equivalent in foreign currency of twenty percent (20%) of the Bank’s technical capital and the minimum amount may be negative, without exceeding the equivalent in foreign currency of five per cent (5%) of the Bank’s technical capital; and gross leverage position cannot exceed five hundred percent (500%) of the Bank’s technical capital.
The maximum amount corresponding to the Bank’s spot foreign currency position cannot exceed fifty percent (50%) of the Bank’s technical capital and cannot be negative.
The assets, liabilities and stockholders’ equity in foreign currency of the Subsidiaries outside Colombia included in the consolidated financial statements were converted into Colombian Pesos using the RMR calculated the last business day of the month.
The income accounts were converted at an average rate of Ps 2,357.98 and Ps 2,078.35 per U.S. Dollar for the years 2006 and 2007, respectively. These rates correspond to the average value of the representative market exchange rate on each business day in the period from January 1 to December 31 of each year.
(c) Comparability
The consolidated statements of operations for the year ended December 31, 2006 includes financial information of the Bancolombia S.A. and its subsidiaries. The consolidated statements of operations for the year ended December 31, 2007 also includes the operations of Banagrícola S.A. since June 1, 2007 and its subsidiaries since January 1, 2007. For this reason, the consolidated statements of operations for 2006 and 2007 should be read taking into account this impact.
(d) Cash and Cash Equivalents
The statement of cash flows was prepared using the indirect method. These cash flows were calculated by taking the net differences in the balances shown on the consolidated balance sheet on December 31, 2007 and 2006. Overnight funds sold with reselling agreements are considered to be cash equivalents for the purposes of this statement.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(f) Real Value Unit Rate (UVR)
The main operations that the Bank carries out with regard to mortgage loans are linked to the Unidad de Valor Real (the “Real Value Unit” or “UVR”) and adjusted on a daily basis according to the daily value of the UVR, as published by the Central Bank.
The values assigned by the Central Bank to the UVR, in Colombian pesos, on December 31, 2006 and 2007, were Ps 160.0161 and Ps 168.4997 respectively.
The UVR rate corresponds to the monthly variance of the IPC during the calendar month immediately prior to the month for which the UVR rate is being calculated. In light of the above, the annualized UVR rate at December 31, 2006 and 2007 was 0.63% and 2.95%, respectively.
(g) Overnight Funds
This represents the funds directly placed by the Bank in other financial institutions with or without investment collateral, using surplus liquidity, with or without a commitment to resell, at terms of up to 30 days. The account also includes overnight deposits with banks abroad using Bank funds deposited outside Colombia.
Transactions with collateral, not repaid within 30 days are classified as investments, loans or financial lease operations, as the case may be.
The difference between present value (cash received) and future value (resale price) is recorded as interest income on overnight funds statement of operations.
(h) Investment Securities
This includes investments acquired by the Bank to maintain secondary liquidity, to acquire direct or indirect control in a company, and if authorized by legislation, to satisfy requirements of law or regulation, or simply to eliminate or significantly reduce market risks to which assets, liabilities or other balance sheet items are exposed.
1. Classification
The investments are classified as “trading investments”, “investments available for sale” and “investments held to maturity”. The first two of these grouPs may include investments in debt or equity securities. The third group shall only include investments in debt securities.
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
Held to Maturity
Investments “held to maturity” are debt securities acquired with the stated purpose and legal, contractual, financial and operational capacity to hold them until maturity or redemption. They may not be used for liquidity operations unless they are mandatory investments entered into on the primary market and provided that the counterparty for the operation is the Colombian Central Bank, the General Treasury Direction of Colombia, institutions overseen by the Superintendency of Finance or, in exceptional cases, as determined by the Superintendency of Finance.
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
The Bank determines the market value of trading debt securities and available for sale debt securities by using the prices, reference rates and margins that the Bolsa de Valores de Colombia (the “Colombian Stock Exchange”) calculates and publishes daily.
Investments in debt securities held to maturity are valued based on internal rate of return calculated on the purchase date.
2.2 Equity Securities
Section 5 of Chapter 1 of External Circular 100 of 1995 issued by the Superintendency of Finance provides for investments to be appraised on a daily basis; however, in the case of equity investments with low volume, or unquoted, whose only source of appraisal are the financial statements of the corresponding company, the Bank conducts monthly appraisals of said investments, recording the appraised amounts also on a monthly basis.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Equity investments are valued based on the level of exchange volume at the time of valuation, as follows:
•	High-volume: they are valued based on the daily weighted average trading price published by the exchange.
•	Medium-volume: they are valued based on the average price published by the exchange, being the weighted average trading price on the last five days on which securities are traded.
•
Low volume and unquoted: They are valued based on the increase or decrease according to the investor’s share of the variations in equity value calculated based on the most recent audited financial statements that cannot be older than six months from the valuation date, or more recent statements, if available.

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
3. Recording
Investments are measured depends on the classification and must be recorded initially at their purchase cost. The subsequent measurement is recorded as follow:
3.1 Trading Investments
The difference between current and previous market value is adjusted to the value of the investment and is recorded as income or expense, respectively.
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
(Stated in millions of pesos and thousands of U.S. dollars)
3.3 Investments Available for Sale
3.3.1 Debt Securities
Changes in the values of these securities are recorded using the following procedure:
•
The difference between the present value on the valuation date and the previous present value increases or decreases the value of the investment and is credited as income on income statement. The present value is calculated based on an internal rate of return established at the time of purchase.

•	The difference between the market value and the present value of the investment increases or decreases its value and is recorded in the equity account as gross unrealized net gain or loss.
3.3.2 Equity Investments
Changes to equity investments are recorded in accordance with the investment trading volume, as follows:
3.3.2.1 Investments in Securities with Low Volume or Unquoted Securities
If the investment value based on the investor’s shares of the equity of the investee is greater than the value at which the investment is registered, the difference will affect the market value allowance account or devaluation in reappraisal of assets account until it runs out, and the excess is registered as a surplus in reappraisal of assets in stockholders’ equity against reappraisal of assets account.
If the investment value based on the investor’s shares of the equity of the investee is less than the value at which the investment is registered, the difference will affect the surplus for valuation of the corresponding investment until it runs out, and the excess is registered as devaluation of said investment within reappraisal of assets in equity, against a devaluation in the reappraisal of assets account.
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
Internal or external debt securities issued or guaranteed by the Republic of Colombia or the Colombian Guarantee Fund for Financial Institutions (“Fogafin”) or issued by the Central Bank are not subject to this adjustment.
4.1 Securities Issued Abroad or with Foreign Ranking
Securities that are rated by a rating firm acknowledged by the Superintendency of Finance or securities issued by entities that are rated by those rating firms cannot be registered for an amount that exceeds the following percentages of their nominal net amortization value as of the valuation date:

Long Term	Max. Amount	Short Term	Max. Amount
Ranking	%	Ranking	%
BB+, BB, BB-	Ninety (90)	3	Ninety (90)
B+, B, B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD, EE	Zero (0)
Provisions for investments classified as held to maturity, correspond to the difference between the recorded value and the fair exchange value.
4.2 Securities from Issues or Issuers without any Foreign Rating and Equity Securities
These securities are rated and classified according to the methodology defined by the Bank. The securities are categorized as “A” except there is a risk associated to them (Category B to E). The maximum value, as defined by the Superintendency of Finance, at which these investments are posted, according to their category is:

Max. Registered
Category	Amount% (1)	Investment Characteristics
B Acceptable risk, greater than normal	Eighty (80)	Present factors of uncertainty that could affect the capacity to continue adequately fulfilling debt service and weaknesses that could affect their financial situation.

C Appreciable risk	Sixty (60)	Present medium-high probabilities of non-fulfillment of timely payments of capital and interest in their financial situation that may compromise the recovery of the investment.

D Significant risk	Forty (40)	Present non-fulfillment of agreed terms of the security and material deficiencies in their financial situation, the probability of recovering the investment is highly doubtful.

E Unrecoverable	Zero (0)	Recovery highly improbable.

(1)	On the net nominal amortization values as of the valuation date for debt securities or the acquisition cost less allowances for equity securities.

(i) Loans and Financial Lease
These accounts record loans and financial leases made by the Bank in the various modalities permitted. They are funded by the Bank’s own capital, public deposits and other internal and external sources of funds.
Loans are recorded at face value, except for acquisition of accounts receivable (factoring operations) which are recorded at cost, and foreign currency operations, which are converted into local currency.
The Bank’s subsidiary Bancolombia Panamá S.A., authorized by the Panama Superintendency of Banking, includes participating credit loans in its loan portfolio. These are loans for which the subsidiary assumes no credit risk, which, in spite of having been sold and 100% paid, are not taken out or omitted from the portfolio group. The profit in this business activity is recorded in the net interest margin between interest income received on the original loan portfolio and interest paid for the participated loan portfolio.
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
The 1995 External Circular 100 Chapter II issued by the Superintendency of Finance, sets forth guidelines for credit risk administration. This Circular defines the basic elements of the system for the management of credit risk (“SARC”) and contains reference models and a time schedule for submitting the internal models to the Superintendency of Finance, among others. The Bank has adopted all required modifications and will continue its development of the proposed schemes.

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
Small Business Loans
These are loans and financial leases granted to microbusinesses, whose total balance outstanding with the Bank does not exceed twenty-five (25) times the effective legal minimum monthly salaries (“SMMLVs”).
“Microbusiness” means any economic exploitation unit owned by an individual or corporate entity, in entrepreneurial, farming and livestock, industrial, commercial or service activities, whether rural or urban, whose staff does not exceed ten (10) workers and whose total assets are under five hundred (500) effective legal minimum monthly salaries (“SMMLVs”).
Commercial Loans
Commercial loans are loans and financial leases that are granted to individuals or companies in order to carry out organized economic activities; and not classified as small business loans.
Loan-related commissions and other receivables are classified within the accounts for the type of loan to which they are related.
For the purpose of consolidating of the financial statements in the year 2007, The Colombian Superintendency of Finance in a communication dated January 17, 2008 required the classification of the commercial loan portfolio for the debtors whose main economic activity is carried out outside Colombia, as is the case of debtors of Banco Agrícola S.A. in El Salvador, to be performed in accordance with rules substantially consistent with the rules applicable to Bancolombia in the year 2006.
2. Evaluation Frequency
The Bank makes continuous evaluations of their lending and financial lease operation risk, making all necessary modifications to the respective classifications when there are new analyses or data to justify such changes.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
In addition the previous process, in the months of May and November, the Bank evaluates all loans and financial leases that are past due after having been restructured and that at the time of the evaluation exceed three-hundred (300) effective SMMLVs, as well as loans from debtors whose debt from the different loan types exceeds this threshold.
3. Evaluation Criteria
The Bank evaluates loans and financial leases using the criteria required by the Superintendency of Finance. In general, they evaluate the ability to pay of the debtor/co-debtors/guarantors or any other person directly or indirectly unconditionally liable for the debt, and project the cash flow for such entities, if any.
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
4. Classification
The Bank classifies loans and financial leases on the basis of the above criteria into the following credit risk categories:
In the year 2007:

Category	Consumer
“A” Normal Risk	Current and up to 1 month past due
“B” Acceptable Risk, Above Normal	1-2 months past due
“C” Appreciable Risk	2-3 months past due
“D” Significant Risk	3-6 months past due
“E” Risk of Unrecoverability	over 6 months past due

Category	Small Business Loans	Mortgage
“A” Normal Risk	Current and up to 1 month past due	Current and up to 2 months past due
“B” Acceptable Risk, Above Normal	1-2 months past due	2-5 months past due
“C” Appreciable Risk	2-3 months past due	5-12 months past due
“D” Significant Risk	3-4 months past due	12-18 months past due
“E” Risk of Unrecoverability	over 4 months past due	over 18 months past due

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Commercial loans and financial leases were classified as follows in 2006:

Category	Commercial
“A” Normal Risk	Current and up to 1 month past due
“B” Acceptable Risk, Above Normal	1-3 months past due
“C” Appreciable Risk	3-6 months past due
“D” Significant Risk	6-12 months past due
“E” Risk of Unrec overability	over 12 months past due
As of July 2007, given the introduction of the MRC the commercial category was classified as follows:

Category	Commercial
“AA”	Current and up to 1 month past due
“A”	1-2 months past due
“BB”	2-3 months past due
“B”	3-4 months past due
“CC”	4-5 months past due
Risk of Unrecoverability	over 5 months past due
Rules of Alignment
The Bank would automatically classify all of that debtor’s accounts in the maximum risk category, B, C, D or E, or BB, B, CC or Risk of Unrecoverability due the MRC application for any loan or financial lease, unless it can demonstrate to the Superintendency of Finance that the Bank has sound reasons for another risk classification.
Under the terms of the Colombian Commercial Code, financial institutions that are related parties will receive the same classification as the parent company unless the Superintendency of Finance is shown that there are good reasons for maintaining such entities in a lower risk category.
The Superintendency of Finance requires that entities align their classifications with other financial institutions when at least two of them have classified the debtor into a higher risk category, where the debt represents at least 20% of the debtor’s total indebtedness according to the most recent information available from credit bureaus. In this event, there may not be more than one level of difference in risk classification.
The Superintendency of Finance can order reclassifications and re-ranking of the classifications assigned by financial institutions. It can also order loan portfolio reclassifications for an economic sector, geographical zone or for one debtor or a group of debtors, whose borrowings must be accrued pursuant to rules on individual debt limits.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
5. Suspension of Accruals
The Superintendency of Finance established that interest, UVR, lease payments and other items of income cease to be accrued in the statement of operations and begin to be recorded in memorandum accounts until effective payment is collected, after a loan is in arrears for more than a certain time:

Type of loan and financial lease	Arrears in excess of:
Mortgage	2 months
Consumer	2 months
Small business loans	1month
Commercial	3 months
Bancolombia adopted a policy, in which all loans and financial leasing operations of any type, with the exception of mortgage loans that are more than 30 days past due, cease to accumulate interest on the statement of operations and instead are recorded in the memorandum accounts until such time the client proceeds with their payment.
Those loans that become past due and that at some point have stopped accruing interest, UVR, lease payments or other items of income, will stop accruing said income from their collection. Their entries will be recorded in memorandum accounts until such loans are collected.
6. Allowance for Loans and Financial Leases Losses
The Bank records allowance for loans and financial leases losses for each period as follows:
General Allowance:
The Bank sets up a general provision corresponding to one per cent (1%) of the total value of the gross loan portfolio, except on commercial loans. External Circular 039 of 2007 exempted the calculation of a general provision from the commercial classification. This rule also allowed for the general provision set up until that moment, to be used for part of the individual provisions required for the enforcement of the MRC.
The general provision, however, may be increased if approved by the general shareholders meeting, and is updated on a monthly basis according to the increases or decreases in the loan portfolio.
In the case of companies belonging to Banagrícola and its subsidiaries, the instructions prior to External Circular 039 of 2007 were applied, that is to say, a general provision was set up corresponding to a minimum of one per cent (1%) on the total amount of the gross loan portfolio.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Individual Allowance:
In compliance with instructions issued by the Superintendency of Finance, in External Circular 040 of 2007, for the consumer and small business classifications, the Bank must maintain at all times provisions corresponding to following minimum percentages, calculated on the outstanding balance.

	Minimum provision percentage
Category	net of guarantees	Minimum provision percentage
A	0%	1%
B	1%	2.20%
“Minimum provision percentage net of guarantees” is the percentage of the provision that shall be applied on the outstanding balance, deducting the value of the appropriate guarantees. “Minimum provision percentage” is the percentage of the provision that shall be applied on the outstanding balance, without deducting the value of the appropriate guarantees.
In any case, the individual provision for each rating must correspond to the sum of the provisions that result from applying the minimum provision percentage net of guarantees and the minimum provision percentage.
External Circular 040 of 2007 required that as of July 1, 2007, and until June 30, 2008, the provision for consumer loans in Categories A and B be increased, calculating this on the outstanding balance without deducting the value of the appropriate guarantees according to the following percentages. As of December 31, 2007, Bancolombia S.A. recognized the total provision permitted by the Circular.

Category	Additional Provision
A	0.60%
B	1.80%
Pursuant to Chapter II of the Basic Accounting Circular, companies may design and adopt their own internal models for estimating and/or measuring losses with regard to their commercial, consumer, housing and small business loans; or apply the reference models designed by the Superintendency of Finance for these same purposes. As of May 31, 2008, the Superintendency of Finance has issued reference models for commercial loans and consumer loans, the application of the first was mandatory in July 2007, and of the second one will be in July 2008.
The Bank adopted the Reference Model issued by the Superintendency of Finance in External Circular 035, 2006 for its commercial loans, whose application became mandatory as of July 2007, except for Banagrícola’s subsidiaries which adopted the guidance effective to December 31, 2006. This model allows for components of expected losses to be determined, according to the following parameters:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
1.
Probability of Default (PD): This corresponds to the probability of the debtors within a specific portfolio of commercial loans defaulting on their obligations in a period of twelve (12) months (according to the cases described in subsection b of section 1.3.3.1 of Chapter II of the Basic Accounting Circular). The probability of default is defined according to matrixes issued by the Superintendency of Finance, which are updated every year in May and come into full force and effect as of the following July, based on the terms and conditions specified by the Superintendency.

For 2007, the matrixes governing individual provisions were as follows:

Matrix B	Non-fulfillment
Commercial	Corporate	Small Business	Medium Business	Individuals

AA	2.19%	7.52%	4.19%	8.22%
A	3.54%	8.64%	6.32%	9.41%
BB	14.13%	20.26%	18.49%	22.36%
B	15.22%	24.15%	21.45%	25.81%
CC	23.35%	33.57%	26.70%	37.01%
Non-fulfillment	100%	100%	100%	100%
2.
The loss given default (LGD): This is defined as the economic deterioration sustained by a company should any of the events of default, as referred to in subsection b of section 1.3.3.1 of Chapter II of the Basic Accounting Circular, arise. The LGD for debtors classified in the default category would suffer a gradual increase according to the amount of days laPsing after being classified in said category. The LGD per type of guarantee is as follows:

		Days after		Days after
Type of Collateral	LGD	non-fulfillment	New LGD	non-fulfillment	New LGD

Inadmissible guarantee	55%	270	70%	540	100%
Subordinate loans	75%	270	90%	540	100%
Admissible financial collateral	0-12%	—	—	—	—
Residential and commercial real estate	40%	540	70%	1080	100%
Leased real estate	35%	540	70%	1080	100%
Leased assets different from real estate	45%	360	80%	720	100%
Other collaterals	50%	360	80%	720	100%
Collection rights	45%	360	80%	720	100%
No guarantee	55%	210	80%	420	100%
According to Decree 2360 of 1993, admissible guarantee means any guarantee with respect to which the Bank would have preference over other creditors and the collateral for which complies with certain parameters and objectives of the Superintendency of Finance.
3.	Exposure at Default (EAD): Defined as the total balance outstanding, conformed by the principal, interests and any other conceept owed by the debtor.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Based on the regulations issued by the Superintendency of Finance, the minimum allowances for mortgage portfolio must correspond to the following percentages:

Home Mortgage %
	Capital
	On Guaranteed	On Non- Guaranteed
	Portion	Portion	Interest/Other
A- Normal Risk	1	1	1
B- Acceptable Risk, Above Normal	3.2	100	100
C- Appreciable Risk	10	100	100
D- Significant Risk	20	100	100
E- Risk of Unrecoverability	30	100	100
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
In the case of loans pertaining to the commercial category of Banagrícola’s subsidiaries, minimum provisions were applied according to the following percentages:

	Commercial %
Category	Capital	Interest/Other
A- Normal Risk	1	1
B- Acceptable Risk, Above Normal	3.2	3.2
C- Appreciable Risk	20	100
D- Significant Risk	50	100
E- Risk of Unrecoverability	100	100
For categories such as consumer, small business and mortgage, apply the guidelines set forth in External Circular 040 of 2007 issued by the Superintendency of Finance.
7. The Effect of Guarantees on Allowances
In the case of commercial loans in Colombia, the effect of guarantees on allowances is determined in accordance with the parameters set by the Reference Model (MRC) for the applicable LGD, as shown in the tables above, and the respective provisions are calculated taking into account 100% of the value of the guarantees. For consumer loans, small business loans and mortgage loans the respective provisions are calculated based on seventy per cent (70%) of the guarantee value, and, in these cases, the guarantee value will not exceed the principal amount of the loan.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
In the case of Banagrícola’s portfolio for consumer loans, small business loan, commercial loans and mortgages, the respective provisions are calculated taking into account up to seventy per cent (70%) of the guarantee value, and the guarantee value will not exceed the principal amount of the loan.
For Bancolombia Panamá the respective provisions for commercial loans are calculated using 100% of the value of the related guarantees.
Nevertheless, depending on whether the security is a mortgage or not and on the length of time the loan has been in arrears, the Bank may only take into consideration the percentages of the total security value indicated below:

Time elapsed from default date to security non-execution
Appropriate mortgage
% Cover of security	security/escrow	Non-mortgage security
70	0-18 months	0 -12 months
50	18-24 months	12-24 months
30	24-30 months	—
15	30-36 months	—
—	Over 36 months	Over 24 months
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
•
In the case of mortgage collateral consisting of property to be used for housing purposes, the market value shall be the initial appraisal value of the collateral duly adjusted according to the housing price index published by the National Planning Department. The value shall be updated at least on a quarterly basis, using the aforementioned index.

•
In the case of mortgage collateral consisting of property different than housing, the market value shall be the appraisal value of the property given over in guarantee when the loan was issued or the new appraisal value as subsequently calculated on a periodic basis.

For the purpose of calculating provisions, the value of the collateral pledged on the debtor’s commercial or industrial establishments is not taken into account. Also, the main real estate which forms part and the respective establishment or mortgages on property where the establishment operates or functions, are not taken into account, except in those cases where the financial institution shows that it is possible to split up the property of the establishment and that the market value of this property is not adversely affected by this division.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The Bank does not base their lending decisions on the amount and/or type of collateral offered, since they understand that the source of payment of the loan or financing arrangement is provided by the capacity of the beneficiary of the loan to generate cash flows, whether this is an individual or a company. However, in the case of new projects and/or mid to long-term financing, alternative sources are required in order to recover the loan. Considering that the Bank has made inroads on the Small and Medium Enterprises (“SME”) segment, its policy is to obtain coverage with the Colombian National Guaranty Fund (Fondo Nacional de Garantías — FNG, a Government entity responsible for issuing guaranties to micro-small and medium-sized businesses), and the Colombian Agricultural Guaranty Fund (Fondo Agricola de Garantías — FAG).
8. Mortgage debt relief
Mortgage relief originates from the large-scale process of reliquidating mortgage loans as a result of the change in the housing financing system, introduced by Law 546 of 1999. Credit institutions carried out this reliquidation process based on the difference between the Depósito a Término Fijo rate (Colombia’s average of term deposits rate or “DTF”) and the Unidad de Poder Adquisitivo Constante rate (the “Purchasing Power Unit Rate” or “UPAC”), for the purpose of comparing how the UPAC rate is performing in comparison to the UVR rate’s performance, so that these might be accorded the same reduction as that corresponding to the UPAC-linked credit. The Colombian government proceeded to credit to the value of the obligations the total amount of the difference produced by this reliquidation process and for the purpose of paying the amounts credited issued UVR-denominated Treasury Bonds (TES).
Decree 712 of 2001, which amended Decree 2221 of 2000, established grounds for returning the debt relief applied for credit institutions, to the Republic of Colombia through the Ministry of Finance and Public Credit, as follows:
Due to default on

a)	More than twelve (12) successive monthly payment installments, as of the date on which the amount is credited to the individual long-term mortgage loan, according to the provisions of Law 546 of 1999.

Due to failure to pay an

b)	If the credit institution has started collection proceeding against the mortgagor prior to the expiry of the term of default established in the prior section.

c)	Mortgage credits for more than one dwelling per person.

d)	Due to waiving the amount relieved to other loans

e)	Amounts credited are higher than those due

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
11. Charge-Offs
In June and December, the Bank writes off debtors classified as “unrecoverable”, based on the following criteria:
•	Provision of 100% of all amounts past due (capital, interest and other items).
•	One hundred eighty (180) days past due for consumer and small business loans.
•	Three hundred sixty (360) days past due for commercial loans.
•	One thousand six hundred twenty (1620) days past due for mortgage loans.
All charge-offs must be approved by the board of directors. Even if a loan is charged off, management remains responsible for its decisions in respect of the loan, and the Bank is not relieved of its obligations to pursue recovery as appropriate.
The recovery of charged-off loans is accounted for as income in the Consolidated Statements of Operations.
Charge-offs in Bancolombia Panamá S.A.
Bancolombia Panamá takes into account the regulation issued by Republic of Panama Superintendency of Banking, which requires charges-off all loans by the end of the fiscal period in which they were classified as unrecoverable.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
12. Securitized Loans
The Bank has securitized both performing housing loans indexed to UVR’s and at a fixed rate, as well as non-performing loans.
The non-performing mortgage loan portfolio was securitized by the Bank in order to reduce the level of overdue loans, and as a result reduce the systemic risk presented given the concentration of long-term assets as compared to short-term liabilities, and to improve the Bank’s financial indicators.
The securitization process carried out on the non-performing mortgage loan portfolio was made in accordance with subsection one of Article 12 of Law 546 of 1999. The Bank proceeded to completely separate and isolate from its equity the total amount of underlying assets that were securitized, pursuant to Article 2 of Resolution 775 of 2001 issued by the Superintendency of Finance by issuing A, B and C-rated credit securities to finance the building and purchase of housing. A- rated securities were sold to the securitizing party and the B- and C- rated securities were recorded as — trust rights — investments — pursuant to instructions received from the Superintendency of Finance. All expenses incurred in taking possession of the guarantee are paid for by the Bank; in exchange the Bank receives the amount remaining after paying out the total amount of principal and interest on these securities. The Bank is the guarantor of the notes issued by in the securitization of non-performing loans in Banagrícola.
(j) Customer’s Acceptances and Derivatives
Acceptances
The Bank issues local currency bank acceptances for up to 180 days for import or export operations or for local purchases of merchandise, pursuant to legal provisions.
They are treated as active loans and may not exceed the Bank’s paid in capital and legal reserve. The asset and liability are initially recorded at the same time as Customer acceptances.
If unpaid at maturity, the asset is reclassified to a loan account and the liability to “past due bank acceptances” until it is paid, and as of maturity, these acceptances are subject to reserve requirements for on demand liabilities for payment within 30 days.
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
The difference between rights and obligations is recorded daily as income or expense from forward contracts in foreign currency, as the case may be.
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
Derivatives are accounted for at fair value on a daily basis and results of the valuation are recorded on the same basis.
The Bank records the assets received in guarantee of credits unpaid using the following criteria:
•	The initial value recorded is the value specified in the court award or the one agreed upon by the debtors.
•	When foreclosed assets are not in conditions to be immediately disposed of their cost increases with all those expenses required in order to get said assets ready for sale.
•
If the proceeds of the sale are more than the settlement value agreed upon with the debtor, that difference is recorded as accounts payable to the debtor. If the proceeds of sale are expected to be insufficient to cover the outstanding debt, the difference must be immediately recorded on the statement of operations as a non-operating expense.

•
Moveable assets received in payment corresponding to investment securities are valued by applying the criteria indicated in this note under letter (h) Investments, but taking into account provision requirements for the periods referred to below.

•	When the commercial value of the property is lower than its book value, a provision is recorded for the difference.
Legal term for the sale of Foreclosed Assets
Institutions must sell the foreclosed assets, in a period no later than two years after the foreclosing date, except when upon the board of directors’ request, the Superintendency of Finance extends the term. However, in any event the extension may not exceed an additional period of two years.
Provisions for Foreclosed Assets
With the issuance of the Superintendency of Finance External Circular 034 of August 2003, (effective since October 2003) supervised banks must design and adopt their own internal models for the calculation of provisions for foreclosed assets, through which expected losses for all types of assets are estimated. The Bank does not have their own internal model for calculating provisions for foreclosed assets through which expected losses are estimated by type of asset and approved by the Superintendency of Finance.

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
The value of moveable assets received in payment is calculated according to the criteria established by the Superintendency of Finance for appraising investments as set out in Chapter I of Circular 100 of 1995. Considering that said assets in the Bank’s possession are provisioned for 100% of its value, this appraisal process is not required.
Also, it is the Bank’s policy, in the case of foreclosed assets that remain for more than 5 years in the Bank’s possession as of the date when first recorded in the financial statements, for an adjustment to be applied to the provision, increasing the value up to 100% of its value in books. All property governed by a promissory bill of sale or an agreement is excluded from this practice.
(k) Loan Fees
Loan origination and commitment fees, as well as direct loan origination and commitment costs, are recorded in the consolidated statement of operations as collected or incurred.
(l) Loan Fees
Loan origination and commitment fees, as well as direct loan origination and commitment costs, are recorded in the consolidated statement of operations as collected or incurred.
(m) Property, Plant and Equipment
This account records tangible assets acquired or leased assets, constructed or in the process of importation or construction and permanently used in the course of the Bank’s business which have a useful life exceeding one year. Property and equipment is recorded at the cost of acquisition, including direct and indirect costs and expenses incurred up to the time that the asset is in a usable condition.

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
Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. The annual depreciation rates for each asset item are:

Buildings	5%
Equipment, furniture and fittings	10%
Computer equipment	20%
Vehicles	20%
Monitors, laptoPs and CPU’s	33%
The individual net book value of real estate (cost less accumulated depreciation) is compared against market values taken from independent professional appraisals. If the market value is higher, a reappraisal of assets is recorded; otherwise, the difference is charged to expenses as provision for other assets for the period. Valuations must be made at least every three years.
At December 31, 2006 and 2007, the Bank had insurance coverage for the acts of its employees which could affect the Bank as well as the financial risks and civil liability coverage for risks inherent to its business. Other policies protect assets against fire, earthquake, explosion, civil disturbance, riot, terrorism, damage to computers and vehicles.
Maintenance policy
There are corrective maintenance measures that consist of immediately repairing the parts, pieces or elements that could affect the property’s safety and proper working order. Preventive maintenance consists of periodically checking each one of the parts; electrical and premise checks are carried out twice a year, whereas maintenance on furniture, equipment and fixtures are carried out three or four times a year. The maintenance expenses are recorded as Administrative and other expenses in the statements of operations.
(n) Prepaid Expenses and Deferred Charges
Prepaid expenses are payments made by the Bank in the normal course of business, the benefits of which are recovered over more than one period and are recoverable assuming continuous delivery of services. Deferred charges are goods and services received, for which the Bank expects to obtain future economic benefits.
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
Deferred Charges
Deferred charges are non-monetary items:
•	Software is amortized over a maximum of three years.
•
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

•
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

•
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

•	Stationery is expensed when consumed.
•	Bonuses under the voluntary retirement plan are amortized as permitted by the Superintendency of Finance.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
•	The discount on the placement of investment securities is amortized over the term specified for the redemption of these same.
•	Contributions and affiliations are amortized over the period prepaid.
The Bank does not record deferred charges corresponding to studies and projects, institutional advertising and publicity. The value of the disbursements made in connection with these items is recorded directly on the statement of operations as administrative and other expenses.
(o) Operating Leases
Subsidiaries Leasing Bancolombia S.A. and Renting Colombia S.A. each posts all assets given over under operating leasing arrangements in its financial statements.
Depreciation is applied over either the asset’s useful life or the term of the leasing agreement, whichever period is the shortest. The methodology used is the financial depreciation method (deducting the residual value) where depreciation on the leased assets bears an adequate relation to the income generated thereon.
The financial depreciation system requires that every month or fraction of a month, the depreciation expense is recorded and therefore depreciation methods involving grace periods are not admissible in this case nor are those that use non-market-based discount rates to estimate the depreciation value.
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
(p)  Trust
This corresponds to the rights arising from having entered into mercantile trust agreements which provide the Bank with the possibility of exercising such rights according to the specific agreement or the applicable law.
The transfer of one or more assets to a trust fund is carried out at its cost value, so that the actual handing over of the asset does not imply any profits for the party setting up the trust and these may only affect the results when the assets subject to the trust are transferred to third parties.
The rights in trusts are adjusted according to the nature of the assets being transferred, following the adjustment procedures for each one of these assets. According to the class of asset in question, an evaluation is carried out, provisions are set up, and legal limits are defined.

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
(s) Insurance reserves
The subsidiaries, Aseguradora Suiza Salvadoreña S.A. y Asesuisa Vida S.A, record the following insurance reserves on their financial statements:
Mathematical reserves
Mathematical reserves on long-term individual life insurance are calculated based on mortality tables, technical interest and actuarial formulas for each type of insurance. In calculating these reserves the mean reserve and deferred premiums are deducted. The total value of this reserve is certified by an authorized actuary.
Reserves for ongoing risk
In the case of short-duration contracts, a non-accrued premium reserve is calculated based on a percentage of the net retained premium for each type insurance contract. There is no reserve to the insurance contracts with monthly premiums (Debt and a portion of Fire and Foreseeable Lines) and which the premium does not cover any future risk.
Reserves to incurred but not reported claims
The reserve for incurred but not reported (“IBNR”) claims is calculated as the average value of the retained portion of the payments made over the last three (3) years on claims not reported for prior periods.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(t) Deferred Income
This account records deferred income and income received in advance in the course of business. Amounts recorded in this account are amortized over the period to which they relate or in which the services are rendered.
The capitalization of yields on restructured loans that have been recorded in memorandum accounts or as charge-off loan balances are included in this category as indicated in Note 2 (i) Loans and Financial Lease.
(u) Retirement Pensions
The Bank applies the provisions in Decree 1517 of 1998, which requires a distribution of charges to amortize the actuarial calculation by 2010. As of December 31, 2007, the Bank has amortized the total actuarial liability.
(v) Accrued Expenses
The Bank records provisions to cover estimated liabilities, such as fines, sanctions, litigations and lawsuits, provided that:
•	The Bank has acquired a right, and therefore has an obligation;
•	Payment may be demanded or is probable; and
•	The provision is justifiable, quantifiable and verifiable.
This account also records estimates for taxes.
(w) Additional Paid — in Capital
This corresponds to the greater value paid by shareholders over the nominal value of the share. With regard to the issuance of ADRs abroad, the discount granted to the underwriting firms was registered as a lower value of the amount paid by the new shareholders.
(x) Recognition of Interest Revenue
Interest revenue is recognized in current earnings as it accrues. Interest is suspended when due and there is a doubt regarding its collectibility.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(y) Contingent and Memorandum Accounts
Contingent accounts record operations in which the Bank acquires rights or assumes obligations conditioned by possible future events with varying degrees of probability, such as definite, possible or remote. Memorandum accounts record third party operations whose nature does not affect the financial situation of the Bank. Contingent and memorandum accounts are included in the caption memorandum accounts of the balance sheet.
(z) Net Income per Share
To determine net income per share, the Bank uses the weighted average of the number of shares outstanding during the accounting period.
(aa) Asset and liability management
The Bank evaluates its asset and liability management as well as its off-balance positions, estimating and controlling its degree of exposure to main risks prevalent on the market, this in order to protect these from eventual losses given fluctuations in their value (assets and liabilities).
(bb)  Legal Reserve
According to Colombian law, credit institutions must constitute a legal reserve that amounts to at least fifty percent (50%) of the subscribed capital, formed with ten percent (10%) of the net income of each period.
(cc)  Recognition of Insurance Income and Related expenses
Premiums from individual and group life insurance policies, property and liability contracts are recognized as income over the period to which the premiums relate, in proportion to the amount of insurance protection provided.
Acquisition costs that are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting and agency expenses are accounted for as incurred.
(dd) Policies — Pension Fund Administrator
Each pension fund administrator must set up and maintain a Special Guarantee Contribution (AEG) for the purpose of protecting minimum returns for the fund being administered. This guarantee is calculated based on Executive Decree No. 13 — Rules and Regulations for Managing the Special Guarantee Contribution which stablishes a maximum 3% guarantee of the fund’s assets. Therefore, each pension fund administrator may set up, using its own funds, guarantees, sureties and other financial instruments that allow for the protection of the established percentage, with financial institutions having the minimum rating required for issues subject to being acquired by pension funds.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
As of December 31, 2006 and 2007 the AEG was calculated based on 0.25% of the Pension Fund assets and is guaranteed by an administrative surety.
(ee) Reserve for Country Risk
Banco Agrícola S.A., Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A. record, in their financial statements, reserves for country risk.
Reserves for country risk are set up to cover the placement of funds abroad. For this purpose, permanent investments in subsidiaries abroad are not included. This risk is attributed to the place of domicile of the debtor or the party who is obliged to pay, from whom a return on the invested funds is to be obtained, except when the controlling company is jointly responsible and/or when the guarantor is domiciled in a country with an investment rating.
Institutions that place or commit funds in other countries use the sovereign risk ratings for the country in question in order to determine the country risk. Said ratings are issued by well-known international risk rating agencies for long-term obligations.
Any increase in these reserves gives rise to a debit to the inappropriate earnings account — profits from prior years — and a credit in the restricted equity account — profits from prior years. DroPs in the reserves cause a reverse effect in the books.
(ff) Convenience Translation to U.S. Dollars
The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. Dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of Ps 2,014.76 per US$1, which is approximately the exchange rate, calculated on December 31, 2007, the last business day of the year, by the Superintendency of Finance. This translation may not be construed to represent that the Colombian peso represents or has been, or could be converted into, U.S. Dollars at that or any other rate.
(gg) Income Tax Expenses — Current and Deferred
The income tax is determined as follows: from the ordinary and extraordinary income realized in the period, that being susceptible of produce net increase of shareholders’ equity in the moment they incurred and, that have not been exempted, are reduced returns, reductions and discounts to obtain net income. As appropriate, realized costs that have a direct relation with income are subtracted to determine income before taxes. Deductions are applied to income before taxes to obtain the taxable income for the ordinary system.
For purposes of income tax, it is presumed that the taxable income is not lower than 6% of shareholder’s equity at the last day of the immediately previous taxable period. The excess of taxable income determined under the ordinary system over presumed income becomes taxable income to which the statutory tax rate applies.

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
For our Subsidiaries domiciled in Panama (Bancolombia Panamá and Subsidiaries, Banagrícola S.A. and Banco Agrícola Panamá S.A.) income tax is governed by the Panamanian Tax Code. Consequently, profits from transactions conducted outside the Republic of Panama, are not subject to tax and therefore the profits obtained by these companies are not subject to income tax within the Republic of Panama.
Our Subsidiaries incorporated in El Salvador pay income tax on revenues obtained in that country, according to the Income Tax Law of El Salvador, contained in Legislative Decree No. Nº134 issued December 18, 1991, which became effective as of January 1, 1992.
(hh) Business Combination
Upon a business combination, the Colombian purchase method of accounting requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of income of the acquiring company for the period in which a business combination occurs include the income of the acquired company as if the acquisition had occurred on the first day of the reporting period and (iii) the costs directly related to the purchase business combination not be considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by management.
The pooling of interest method of accounting requires the aggregate of the shareholder’s equity of the entities included in the business.
The Conavi and Corfinsura acquisition was accounted for using the pooling of interests method in accordance with the methodology suggested by the Superintendency of Finance. The Sufinanciamiento, Comercia (now Factoring Bancolombia), Sutecnología and Banagrícola acquisition was accounted for using the purchase method under Colombian GAAP.
The line “merger effect” in the consolidated statement of stockholder’s equity under Colombian GAAP for 2005 includes the difference between the issuance of shares and the carrying amount of the net asset acquired from Conavi and Corfinsura.
(3) Transactions in Foreign Currency
The Colombian Superintendency of Finance defines limits on the amount of foreign-currency assets and liabilities. As of December 31, 2006 and 2007, the Bank was in compliance with these limits.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Substantially all foreign currency holdings are in U.S. Dollars. The consolidated foreign currency assets and liabilities, converted to US$, of the Bank at December 31, 2006 and 2007 were as follows:

	2006		2007
Assets:
Cash and due from banks	US$	130,867	US$	709,099
Overnight funds		55,090		746,919
Investment securities		621,604		802,648
Loans, net		1,636,001		5,116,185
Customers’ acceptances and derivatives		(339,803)		(659,910)
Accounts receivable		36,381		91,158
Premises and equipment, net		6,230		68,392
Other assets		94,918		667,486

Total foreign currency assets	US$	2,241,288	US$	7,541,977

Liabilities:
Deposits		1,338,157		4,823,721
Bank acceptances outstanding		27,520		20,971
Borrowings from development and other domestic banks		1,333		279,768
Interbank borrowings		476,527		747,787
Other liabilities		186,175		1,321,228

Total foreign currency liabilities		2,029,712		7,193,475

Net foreign currency asset position	US$	211,576	US$	348,502

At December 31, 2006 and 2007, the Bank (unconsolidated) net foreign currency asset position amounted to US$176,451 and US$668,030, respectively; which meet the legal requirements.
At December 31, 2006 and 2007, the Subsidiaries Bancolombia Panamá S.A, Bancolombia Caymán, Sistema de Inversiones y Negocios S.A, Sinesa Holding Company Limited, Future Net S.A, Banagricola S.A, Banco Agricola Panamá S.A, Inversiones Financieras Banco Agricola S.A, Banco Agricola S.A, Arrendadora Financiera S.A, Credibac S.A, Bursabac S.A, Crecer S.A, Aseguradora Suiza Salvadoreña S.A, Asesuisa Vida S.A, Valores Bancolombia Panamá S.A, Bancolombia Puerto Rico, Renting Perú S.A.C, Suleasing Internacional USA Inc and Suleasing Internacional Do Brasil Locacao de Bens had foreign currencies which represent 54.61% and 82.63% respectively, of the consolidated assets in foreign currency and 51.30% and 80.45%, respectively, of the consolidated liabilities in foreign currency.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(4) Cash and Due From Banks
The balances of cash and due from banks consisted of the following:

	2006		2007
Colombian peso denominated:
Cash	Ps	1,148,238	Ps	1,554,035
Due from the Colombian Central Bank		75,025		521,113
Due from domestic banks		12,047		96,016
Remittances of domestic negotiated checks in transit		21,199		19,019
Provision		(741)		(229)

Total local currency		1,255,768		2,189,954

Foreign currency:
Cash		15,634		215,124
Due from the Colombian and El Salvador Central Bank		2,962		564,779
Due from foreign banks		270,495		546,012
Remittances of foreign negotiated checks in transit		4,490		102,750
Provision		(597)		—

Total foreign currency		292,984		1,428,665

Total cash and due from banks	Ps	1,548,752	Ps	3,618,619

Reserves required to certain transactions and time deposits with the Colombian and El Salvador Central Bank amounted to Ps 1,315,927 and Ps 2,634,108 at December 31, 2006 and 2007, respectively. The reserves, which are prescribed by the Colombian Central Bank, are based on a percentage of deposits maintained at the Bank by its customers.
(5) Investment Securities
Investment in trading securities consisted of the following:

	2006		2007

Trading Securities

Colombian peso denominated:
Colombian government	Ps	814,342	Ps	938,768
Colombian Central Bank		55,559		19
Government entities		16,784		368,419
Financial institutions		1,014,276		338,693
Corporate bonds		140,151		67,814
Equity securities		30,716		69,718

Total local currency denominated		2,071,828		1,783,431

Foreign currency denominated:
Colombian government		153,677		125,868
Foreign government		—		6,087
Government entities		3,481		12,876
Financial institutions		407,582		49,442
Corporate bonds		—		8,026
Equity securities		30,924		23,407

Total foreign currency denominated		595,664		225,706

Total trading securities		2,667,492		2,009,137

Allowance for trading securities		(7,622)		(8,023)

Trading securities, net	Ps	2,659,870	Ps	2,001,114

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The foreign currency denominated securities issued or secured by the Colombian government are bonds denominated in U.S. Dollars, purchased at par value, with annual average interest rates of 6.22% and 5.73% for 2006 and 2007, respectively.
As of December 31, 2006 and 2007, the Bank had pledged investments securities amounting to Ps 1,147,942 and Ps 1,277,453, respectively as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.
The Bank sold Ps 218,569,232 and Ps 218,683,534 of investment securities during the years ended December 31, 2006 and 2007, respectively.
Investment in available for sale securities consisted of the following:

	2006		2007
Available for sale

Colombian peso denominated:
Colombian government	Ps	679,056	Ps	549,007
Government entities		—		29,729
Financial institutions		67,823		660,622
Other		313,424		26,185

Total local currency denominated		1,060,303		1,265,543

Foreign currency denominated:
Colombian government		674,437		82,408
El Salvador Central Bank		—		39,658
Government entities		—		156,364
Foreign government		—		379,467
Financial institutions		61,687		31,153
Other		14,157		—

Total foreign currency denominated		750,281		689,050

Total Available for sale — Debt securities	Ps	1,810,584	Ps	1,954,593

	Participation			Participation
	percentage at			percentage at
	December 31, 2006	2006		December 31, 2007	2007
Available for sale — equity securities

Todo Uno Services	46.51%	Ps	53,335	47.04%	Ps	47,998
Sociedad Administradora de Fondos de Pensiones y de Cesantías Protección S.A.	23.44%		19,481	23.44%		19,481
Titularizadora Colombiana S.A.	21.25%		14,765	21.25%		17,308
Promotora La Alborada	25.81%		14,001	25.81%		14,001
Metrotel Redes	28.42%		10,568	28.42%		10,568
Bolsa de Valores de Colombia	8.54%		5,509	5.87%		8,578
Concesiones Urbanas S.A.	33.32%		8,446	33.33%		8,449
Urbanización Chicó Oriental No. 2 Ltda.	24.37%		7,848	24.37%		7,848
Redeban Red Multicolor	20.36%		4,396	20.36%		4,396
Cadenalco S.A. Titularización	3.33%		3,929	3.33%		4,378
Concesiones CCFc S.A.	25.50%		4,358	25.50%		4,358

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)

	Participation			Participation
	percentage at			percentage at
	December 31, 2006	2006		December 31, 2007	2007
Depósito Centralizado de Valores de Colombia Deceval S.A.	13.58%		3,735	13.58%		4,209
Banco Latinoamericano de exportaciones BLADEX S.A.	0.22%		2,109	0.27%		2,618
Terminal Maritimo Muelles El Bosque (1)	7.01%		3,390	—		—
Muelles El Bosque Operadores Portuarios (1)	7.93%		1,242	—		—
Sutecnología S.A. (2)	49.50%		1,535	—		—
ACH 4G S.A.	20.00%		1,225	20.00%		1,225
Urbanización Sierras del Chicó Ltda.	0.55%		203	0.55%		203
Serfinsa (3)	—		—	31.11%		1,314
Other			3,072			3,690

Total equity securities			163,147			160,622

Allowance for other-than-temporary impairment in value			(63,060)			(53,717)

Equity securities, net		Ps	100,087		Ps	106,906

(1)	These securities were sold during 2007.

(2)	In 2007, the bank acquired 50.50% of interest in Sutecnología which was subsequently merged with Leasing Bancolombia in December 2007.

(3)	Investment derived from Banagricola acquisition in May 2007.
Dividends received from equity investments amounted to Ps 42,731, Ps 21,199 and Ps 18,968 for the years ended December 31, 2005, 2006 and 2007, respectively.
The equity investments were classified as Category “A”, except for the following:

	2006			2007
		Valuation			Valuation
	Category	allowance		Category	allowance
Todo Uno Services	D	Ps	44,218	D	Ps	34,849
Urbanización Chicó Oriental No. 2 Ltda.	E		7,848	E		7,848
Urbanización Sierras del Chicó Ltda.	E		203	E		203
Industria Colombo Andina Inca S.A.	E		300	E		300
Sociedad Portuaria San Andrés	E		3			—
Sociedad Promotora Siderúrgica Colombiana E.U.	E		297	D		427
Promotora La Alborada	E		9,897	E		9,897
Oikos Títulos de Inversión en Circulación	E		287	E		186
Others			7			7

		Ps	63,060		Ps	53,717

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Investment in held to maturity securities consisted of the following:

	2006		2007
Held to Maturity Securities

Colombian peso denominated:
Colombian government	Ps	523,007	Ps	525,368
Colombian Central Bank		—		145
Government entities		5,106		47,765
Financial institutions		520,926		423,056
Corporate bonds		30,712		41,710

Total Held to maturity securities		1,079,751		1,038,044

Foreign currency denominated:
Colombian government		12,394		—
El Salvador Central Bank		—		546,552
Government entities		—		853
Foreign government		—		64,929
Financial institutions		—		72,374
Other		21,978		2,694

Total foreign currency denominated		34,372		687,402

Total Held to maturity securities		1,114,123		1,725,446

Allowance for other-than-temporary impairment in value		(6,903)		(13,807)

Total Held to maturity securities, net	Ps	1,107,220	Ps	1,711,639

The maturity and yield of securities issued by Colombian Government Peso-denominated, as of December 31, 2007, were as follow:

Maturity	Balance	Yield(1)
One year or less	334,500	9.22%
After one year through five years	1,013,792	9.39%
After five years through ten years	460,543	7.37%
After ten years	204,308	10.71%

Total	2,013,143	9.04%

(1)	Calculated using internal return rate (IRR) as of December 31, 2007

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(6) Loans and Financial Leases
Loan portfolio and financial lease contracts were classified, in accordance with the provisions of the Superintendency of Finance, as follow:
December 31, 2006

									Financial
Classification	Mortgage		Commercial		Consumer		Small loan		leases		Total
“A” Normal Risk	Ps	1,288,334	Ps	15,216,763	Ps	3,327,404	Ps	79,225	Ps	3,398,819	Ps	23,310,545
“B” Acceptable Risk		53,139		431,653		111,728		3,566		108,688		708,774
“C” Appreciable Risk		22,454		114,146		38,659		1,807		32,320		209,386
“D” Significant Risk		11,833		173,634		50,937		1,203		5,156		242,763
“E” Unrecoverable		9,685		92,309		58,532		5,277		8,303		174,106

Total loans and financial leases	Ps	1,385,445	Ps	16,028,505	Ps	3,587,260	Ps	91,078	Ps	3,553,286	Ps	24,645,574

December 31, 2007

									Financial
Classification	Mortgage		Commercial		Consumer		Small loan		leases		Total
“A” Normal Risk	Ps	2,729,470	Ps	22,060,695	Ps	6,056,276	Ps	114,274	Ps	4,436,788	Ps	35,397,503
“B” Acceptable Risk		78,228		677,279		225,934		4,065		149,516		1,135,022
“C” Appreciable Risk		35,067		157,559		81,695		2,047		23,717		300,085
“D” Significant Risk		13,793		380,711		123,025		1,328		85,177		604,034
“E” Unrecoverable		27,070		120,814		106,281		8,186		3,629		265,980

Total loans and financial leases	Ps	2,883,628	Ps	23,397,058	Ps	6,593,211	Ps	129,900	Ps	4,698,827	Ps	37,702,624

Promissory notes documenting loans amounting to Ps 707,546 and Ps 1,601,926 at December 31, 2006 and 2007, respectively, have been duly endorsed to domestic development banks, as required by applicable laws.
The following table represents a summary of restructured loans:

	2006		2007
Ordinary restructurings	Ps	551,293	Ps	849,522
Extraordinary restructurings		1,265		1,265
Under law 550		90,500		72,519
Under law 617		166,198		151,883
Creditor agreement proceedings		5,582		4,092
Performance Agreement		2,133		1,165
Interest and other receivables items		9,415		16,164

		826,386		1,096,610

Allowances for loan losses		(176,110)		(211,779)

Net of restructured loans	Ps	650,276	Ps	884,831

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(7) Allowance for Loans, Financial Leases and Accrued Interest Losses
The following table sets forth an analysis of the activity in the allowance for loans and financial leases losses:

	2005		2006		2007
Balance at beginning of year	Ps	434,378	Ps	705,882	Ps	834,183
Balance at beginning of period (Factoring Bancolombia)		—		5,625		—
Balance at beginning of period (Conavi, Corfinsura and subsidiaries)		236,013		—		—
Balace at beginning of period (Banagrícola’s subsidiaries) (1)		—		—		147,357
Provision for loan losses		374,744		568,679		1,203,543
Charge-offs		(115,455)		(136,789)		(186,273)
Effect of changes in exchange rate		(3,955)		(1,210)		(25,441)
Reclasification- Securitization		(11,947)		—		—
Reversals of provisions		(207,896)		(308,004)		(516,218)

Balance at end of year	Ps	705,882	Ps	834,183	Ps	1,457,151

Ratio of charge-offs to average outstanding loans		0.66%		0.63%		0.60%

(1)	Includes allowance for loan losses of Banco Agrícola, Banco Agrícola (Panamá), Arrendadora Financiera, Credibac, Aseguradora Suiza Salvadoreña and Asesuisa Vida.
The recoveries of charged-offs loans are recorded in the consolidated statement of operations separated from provisions for loan losses.
The following table sets forth the activity in the allowance for accrued interest losses:

	2005		2006		2007
Balance at beginning of year	Ps	4,603	Ps	8,655	Ps	11,644
Balance at beginning of period (Factoring Bancolombia)		—		481		—
Balance at beginning of period (Conavi, Corfinsura and subsidiaries)		9,609		—		—
Provision		12,379		14,825		34,543
Charge-offs		(4,657)		(4,126)		(3,167)
Recoveries		(13,267)		(8,159)		(10,507)
Effect of changes in exchange rate		(12)		(32)		(210)

Balance at end of year	Ps	8,655	Ps	11,644	Ps	33,303

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(8) Customer Acceptances and Derivatives
The Bank’s rights and commitments from derivatives operations were as follows:

	2006		2007
Customer Acceptances
Current	Ps	57,202	Ps	53,889
Overdue		6,828		1,319

Total		64,030		55,208

Derivatives
(Fair value of derivatives instruments)

Next Day Operations
Foreign exchange rights contracts bought		245,494		15,527
Foreign exchange rights contracts sold		241,641		10,575
Investment securities rights bought (local currency)		50,242		78,381
Investment securities rights sold (local currency)		115,455		67,322

Total rights		652,832		171,805

Foreign exchange commitments contracts bought		(245,705)		(15,433)
Foreign exchange commitments contracts sold		(241,671)		(10,656)
Investment securities commitments bought (local currency)		(50,164)		(77,898)
Investment securities commitments sold (local currency)		(115,410)		(67,495)

Total obligations		(652,950)		(171,482)

Total Next Day Operations		(118)		323

Forward Contracts
Foreign exchange rights contracts bought		3,257,790		3,211,826
Foreign exchange rights contracts sold		3,915,765		4,462,834
Investment securities rights bought (local currency)		1,042,606		643,016
Investment securities rights sold (local currency)		260,854		275,637
Other rights		—		301

Total rights		8,477,015		8,593,614

Foreign exchange commitments contracts bought		(3,369,751)		(3,243,867)
Foreign exchange commitments contracts sold		(3,757,637)		(4,399,430)
Investment securities commitments bought (local currency)		(1,031,758)		(643,308)
Investment securities commitments sold (local currency)		(271,562)		(274,938)

Total obligations		(8,430,708)		(8,561,543)

Total (1)		46,307		32,071

Futures Contracts
Foreign exchange rights contracts bought	Ps	—		30,117
Foreign exchange rights contracts sold		43,973		10,036
Investment securities rights bought (local currency)		6		863
Investment securities rights sold (local currency)		6		5,611
Other rights		—		599

Total rights		43,985		47,226

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)

	2006		2007
Foreign exchange commitments contracts bought		—		(30,117)
Foreign exchange commitments contracts sold		(43,973)		(10,036)
Investment securities commitments bought (local currency)		(6)		(863)
Investment securities commitments sold (local currency)		(6)		(5,611)
Other commitments		—		(603)

Total obligations		(43,985)		(47,230)

Total Future Contracts		—		(4)

SwaPs
Foreign exchange right contracts		1,151,073		3,129,471
Interest rate rights contracts		121,547		155,589
Foreign exchange commitments contracts		(1,098,591)		(3,024,895)
Interest rate commitments contracts		(116,558)		(153,625)

Total SwaPs		57,471		106,540

Options
Foreign exchange call options		86		(1,062)
Foreign exchange put options		(1,381)		(141)
CaPs		—		3,066

Total Options		(1,295)		1,863

Total customer acceptances and derivatives	Ps	166,395	Ps	196,001

(1)	As of December 31, 2006 includes forward contracts known in Colombia as “operaciones carrusel”.
The Bank currently has an investment portfolio in local and foreign currencies that allows it to offer foreign exchange and interest rate coverage to its clients. By using derivatives, the Bank hedges exchange risk and protects its foreign-currency investment portfolio. These derivatives help protect the Bank against exchange-rate fluctuation and increase the predictability of the Bank’s yield on foreign-currency investments. The bank does not economically hedge the foreign exchange exposition of its investment in foreing subsidiaries, which is substantially U.S. Dollar.
The Bank’s derivatives policy is to maintain active and passive positions with clients with the intent to reduce interest rate and exchange rate risk as much as possible. Within the credit limit granted to the Bank’s clients, there is a portion for derivatives operations. For this reason, the Bank never carries out a derivatives transaction unless the client has the capacity to obtain credit from the Bank.
Under the rules of the Superintendency of Finance, the Bank’s derivatives portfolio is marked to market daily and the fair value of the asset and liability legs of the derivatives are recorded as rights and commitments separatedly in the balance sheet. The changes in fair value are recorded in the statement of operations.
For forward contracts, the average cost of rights and commitments relating to the purchase of financial instruments is 9.66% with a maturity of eight days and the average yield from rights and commitments relating to the sale of investments securitites is 7.45% with a maturity of four days.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The average yield from rights and commitments relating to the sale of foreign currency is 3.80% annually with a maturity of 67 days. The average yield from rights and commitments relating to the purchase of foreign currency is 3.90% annually with an average maturity of 63 days.
The rates and maturity indicated for forward contracts are the same as the futures contracts.
The average value of hedging portfolio during the years 2007 was US$6,194 and the average yield was 5.27%.
(9) Accounts Receivable
Accounts receivable consisted of the following:

	2006(2)		2007(2)
Credit card compensation	Ps	210,056	Ps	275,765
Overnight funds sold		1,048		2,394
Commissions		34,843		46,527
Sierras del Chicó y Chicó Oriental		4,289		4,467
Sale of Bank’s equity investments (1)		45,200		49,744
Renting		474		63
Advances to contractors and honoraries		124,353		149,438
Commitment seller		10,993		19,289
Warehousing services		10,292		—
Dividends		2,826		2,008
Treasury operations pending of paid by the customers		1,193		2,500
Services and properties sells		27,759		24,017
Employee advances		367		5,835
Deposit security receivable (“Fogafin”)		26,540		23,342
Insurance premium receivables		—		32,525
Taxes		7,538		10,447
Other credit card receivable		6,883		11,219
International operations		25,480		10,234
Accounts receivables in branches		7,680		25,846
Other receivables		36,999		54,850

Total accounts receivable		584,813		750,510
Allowance for accounts receivable losses		(22,215)		(34,404)

Accounts receivable	Ps	562,598	Ps	716,106

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The changes in allowance for accounts receivable are as follows:

	2005		2006		2007
Balance at beginning of year	Ps	14,840	Ps	30,984	Ps	22,215
Balance at beginning of period (Banagrícola’s subsidiaries) (3)		—		—		2,787
Provision for uncollectible amounts		25,121		17,621		28,536
Charge-offs		(7,851)		(5,573)		(7,052)
Effect of exchange rate		(163)		557		(459)
Reversal of provision and recoveries		(963)		(21,374)		(11,623)

Balance at end of year	Ps	30,984	Ps	22,215	Ps	34,404

(1)	Includes sales of Lab Investment & Logistic and Abocol and affiliate.

(2)	Includes all accounts receivable except those originated for interest loans.

(3)	Includes allowance for accounts receivable losses of Banco Agrícola, Aseguradora Suiza Salvadoreña and Asesuisa Vida.
(10) Premises and Equipment
Premises and equipment consisted of the following:

	2006		2007
Premises and equipment
Land	Ps	78,512	Ps	136,369
Buildings		321,055		421,666
Warehouses		7,116		—
Furniture, equipment and fixtures		212,874		261,029
Computer equipment		441,846		543,041
Vehicles		6,328		13,034
Construction in progress		18,221		122,606
Machinery and equipment		15,478		17,293
Equipment in — transit(1)		245,478		157,341

Total		1,346,908		1,672,379
Less accumulated depreciation		(617,947)		(806,567)
Allowance		(16,239)		(9,994)

Premises and equipment, net	Ps	712,722	Ps	855,818

(1)	Includes goods being imported to be allocated to leasing.
Premises and equipment depreciation expense for the years ended December 31, 2005, December 31, 2006 and December 31, 2007, amounted to Ps 79,293, Ps 95,921 and Ps 104,442 respectively.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(11) Operating Leases
Operating leases consisted of the following:

	2006		2007 (1)
Operating Leases
Machinery and equipment	Ps	5,463	Ps	5,650
Vehicles		211,240		482,440
Furniture, equipment and fixtures		3,440		15,271
Computer equipment		24,186		97,259
Real goods		1,505		1,711

Total		245,834		602,331
Rents		7,459		15,690
Less accumulated depreciation		(84,687)		(126,080)
Allowance		(1,299)		(3,608)

Operating Leases, net	Ps	167,307	Ps	488,333

(1)	As of December 31, 2007, includes Sutecnología operating leases since the beginning of the year. Sutecnología merged with Leasing Bancolombia, on December 2007.
Operating lease depreciation expense for the years ended December 31, 2005, 2006 and 2007, amounted to Ps 8,340, Ps 8,632 and Ps 18,393, respectively.
(12) Prepaid Expenses and Deferred Charges
Prepaid expenses and deferred charges consisted of the following:

	2006		2007
Prepaid expenses:
Insurance premiums	Ps	12,417	Ps	11,636
Interest		11		10
Other		16,072		12,086

Total prepaid expenses		28,500		23,732

Deferred charges:
Studies and projects		1,887		10,058
Computer programs		8,450		25,329
Leasehold improvements		2,994		8,898
Deferred taxes non-banking entities		714		695
Stationery and supplies		233		1,618
Discounts on issuance of long-term debt		—		12,918
Commissions from derivative products		744		451
Loss on valuation of debt securities		941		—
Banagrícola acquisition costs		—		38,033
Customer list		—		8,082
Commisions		—		2,700
Other		1,999		5,387

Total deferred charges	Ps	17,962	Ps	114,169

Total prepaid expenses and deferred charges	Ps	46,462	Ps	137,901

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(13) Other Assets
Other assets consisted of the following:

	2006		2007
Other assets:
Value added tax deductible and withholding taxes	Ps	39,426	Ps	14,486
Investment in Trust		16,129		10,978
Deposits		147,423		23,842
Assets to place in lease contracts		445,050		502,260
Inventory		5,543		7,906
Consortiums		9,808		8,329
Other		11, 886		12,841

Total other assets	Ps	675,265	Ps	580,642

(14) Goodwill
The movements in goodwill are as follows:

	2005		2006		2007
Balance at beginning of year	Ps	73,607	Ps	50,959	Ps	40,164
Additions derived from the acquisition of Factoring Bancolombia by Bancolombia		—		15,019		—
Additions derived from the acquisition of Banagrícola by Bancolombia Panamá		—		—		881,434
Other Additions (1)		—		—		132,154
Amortization		(22,648)		(25,814)		(70,411)
Effect of change in exchange rate		—		—		(6,246)

Balance at end of year	Ps	50,959	Ps	40,164	Ps	977,095

(1)
Corresponds to: a) The balance at beginning of year of the goodwill derived from the acquisition of Inversiones Financieras Banco Agrícola (IFBA) and Banco Agrícola by Banagrícola and the goodwill derived from the acquisition of Banco Agrícola by Inversiones Financieras Banco Agrícola in the total amount of Ps 74,521; b) the additions to the goodwill derived from the acquisition of IFBA and Banco Agrícola by Banagrícola in the amount of Ps 30,052 and the additions to the goodwill derived from the acquisition of Banco Agrícola by IFBA in the amount of Ps 24,436 during the year 2007 and c) the goodwill derived from the acquisition of Sutecnologia by Leasing Bancolombia in the amount of Ps 3,145.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(15) Foreclosed Assets
Foreclosed assets consisted of the following:

	2006		2007
Equity securities	Ps	54,202	Ps	58,906
Real estate		131,816		166,992
Other assets		6,986		8,218

Total		193,004		234,116
Allowance		(174,393)		(201,822)

Total foreclosed assets, net	Ps	18,611	Ps	32,294

The following is a summary of equity securities classified as foreclosed assets:

	2006		2007
Chicó Oriental Número 2 Ltda.	Ps	14,202	Ps	14,202
Urbanización Sierras del Chicó Ltda.		11,703		11,703
Procampo trust		7,044		7,044
Enka de Colombia		—		6,965
Lote2C Chisa trust		3,511		4,480
Pizano S.A.		3,663		3,663
Convertible Securities Pizano S.A.		3,221		3,221
Derechos Fibra Tolima		—		1,572
Derechos Calima Resort		—		1,485
Derecho fiduciario ADM-Ceylán		—		1,209
BIMA trust		—		675
Líneas Agromar trust		1,399		209
Conconcreto S.A.		2,622		—
Holguines Cali		1,485		—
Coltejer		2,674		—
Other		2,678		2,478

Total	Ps	54,202	Ps	58,906

The changes in allowance for foreclosed assets are as follows:

	2005		2006		2007
Balance at beginning of year	Ps	140,865	Ps	205,176	Ps	174,393
Balance at beginning of year 2007 (Aseguradora Suiza, Banco Agricola)		—		—		70,612
Balance at beginning of the year (Factoring Bancolombia, Conavi, Corfinsura and subsidiaries)		65,814		2,370		—
Provision		44,665		22,037		35,298
Charge-offs		(772)		(978)		(23,866)
Reversal of provisions		(45,445)		(54,298)		(52,995)
Reclassifications		52		91		5,244
Effect of changes in exchange rates		(3)		(5)		(6,864)

Balance at the end of year	Ps	205,176	Ps	174,393	Ps	201,822

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(16) Reappraisal of Assets
The following table describes reappraisals of assets:

	2006		2007
Asset revaluations, net	Ps	348,364	Ps	520,788
Less: proportional equity revaluations		(179,651)		(167,069)
Less: minority interests		(28,020)		(34,073)

Total equity revaluations	Ps	140,693	Ps	319,646

The proportional equity revaluations refer to the acquisition of investment in Banca Inversión Bancolombia S.A., Almacenar S.A. (for 2006), Valores Bancolombia S.A., Leasing Bancolombia S.A., Fiduciaria Bancolombia S.A., Sufinanciamiento S.A., Factoring Bancolombia S.A. and Inversiones Financieras Banco Agricola S.A., and some of the affiliates of the entities mentioned above, calculated on the acquisition date. Consolidation rules require this value to be unchanged while the investment is held or no new acquisitions are made.
(17) Interbank Borrowings
Interbank borrowings, primarily denominated in U.S. Dollars, are summarized as follows:

	2006		2007
Foreign banks
Short-term	Ps	679,105	Ps	454,878
Long-term		387,740		1,051,733

Total	Ps	1,066,845	Ps	1,506,611

For the purposes of this classification, short-term interbank borrowings, obtained from other banks for liquidity purposes, are unsecured and generally have maturities ranging from 90 to 180 days.
As of December 2006 and 2007, interest rates on U.S. dollar denominated short-term borrowings from foreign banks averaged 5.59% and 5.28%, respectively.
For long-term interbank borrowings, the average interest rate was 5.76% and 5.86% in 2006 and 2007, respectively.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Maturities of interbank borrowings for the end of the year 2007 were as follows:

	2007
2008	Ps	1,112,032
2009		16,432
2010		70,408
2011		7,613
2012 and thereafter		300,127

	Ps	1,506,611

(18) Borrowings from Development and other domestic banks
The Colombia goverment has established programs to promote the development of specific sectors of the economy. These sectors include foreign trade, agriculture, tourism and many other industries. These programs are under the administration of the Colombian Central Bank and various goverment entities.
Under these programs, the Bank receives a loan request from an applicant operating in a designated economic sector. The Bank then performs a full credit analysis of the aplicant based on its normal credit criteria. If the criteria are met, the Bank applies to the appropriate government agency for funding.The government agency reviews the loan application to determine compliance with the policy and objectives and may also perform an independent credit analysis of the applicant. Upon approval, the agency disburses funds to the Bank. The Bank, in turn, disburses the loan to its customer and assumes all credit risk.
These loans generally bear interest from 3% to 6% above the average rates paid by domestic banks on short-term Time Deposits. Loan maturities vary depending on the program (ranging from one to ten years). The bank funds approximately 0% to 15% of the total loan balance, with the reminder being provided by the respective government agencies. Loans to customers are in the same currency and maturity as the borrowings from the agencies.
Borrowings from Development bank received from certain Colombian goverment agencies and other domestic banks consisted of the following:

	2006		2007
Banco de Comercio Exterior de Colombia (“Bancoldex”)	Ps	732,617	Ps	1,190,028
Fondo para el Financiamiento del Sector Agropecuario (“Finagro”)		429,175		631,940
Findeter		753,200		1,035,910
Other (1)		534,589		486,757

Total	Ps	2,449,581	Ps	3,344,635

(1)	Includes borrowings from comercial banks and other non-financial entities

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Interest rates on borrowings from development and other domestic banks averaged 6.58% and 9.8% in 2006 and 2007, respectively, in local currency and 6.47% and 6.82% in 2006 and 2007, respectively, in foreign currency. Maturities at December 31, 2007 were as follows:

2007	Ps	329
2008		740,971
2009		385,022
2010		839,417
2011		377,231
2012		565,364
2013 and thereafter		436,301

Total	Ps	3,344,635

(19) Other Liabilities
Other liabilities consisted of the following:

	2006		2007
Unearned income	Ps	20,579	Ps	33,779
Accrued severance Law 50, net of advances		17,269		21,028
Accrued severance pre-Law 50, net of advances to employees of Ps11,360 and Ps10,160 in 2006 and 2007, respectively		13,553		13,669
Accrued payroll and other severance benefits		43,649		48,308
Accrued pension obligations net of deferred cost		99,085		110,669
Negative goodwill		7,137		4,604
Deferred interest on restructured loans		50,549		45,956
Deferred tax liability		40,683		64,183
Advances		75,104		52,200
Insurance reserves		—		67,229
Deferred profit on sales of assets		11,039		12,787
Deferred paid standby letters		2,150		3,965
Other		6,900		25,056

Total	Ps	387,697	Ps	503,433

Unearned income fundamentally consists of prepayments of interest by customers. Terms for the prepayment of interest are established when the loan is originated. Unearned income is generally amortized on a straight-line basis over the term for which interest has been prepaid. Furthermore, unearned income includes commissions paid by clients and other rents.
Colombian labor law give the right to each employee hired before January 1, 1991 to a severance payment in an amount equal to such employee’s last monthly salary multiplied by the number of years of service. The Bank increases the accrued liability for such severance benefits whenever an employee’s salary is increased. To allow greater flexibility in labor contracts, the Colombian government enacted Law 50 in 1990, which, among other things, permits companies to negotiate a waiver of the retroactivity component of severance pay with their employees. In August 1994, the Bank and its executive employees agreed on a plan that waived the retroactivity component of severance pay.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
In accordance with the Colombian Labor Code, employers must pay retirement pensions to employees who fulfill certain requirements as to age and time of service. However, the Social Security Institute and other private funds have assumed the pension obligation for the majority of the Bank’s employees.
Pension obligation
The following is an analysis of the Bank’s pension obligations:

	Projected
	pension
	liability		Deferred cost		Net
Balance at December 31, 2004	Ps	87,138	Ps	(785)	Ps	86,353

Balance at beginning of year (Corfinsura)		356		—		356
Decrease for Abocol sale		(5,292)		785		(4,507)
Reclassification		(51)		—		(51)
Adjustment per actuarial valuation		16,715		(16,715)		—
Benefits paid		(10,184)		—		(10,184)
Pension expense		—		16,715		16,715

Balance at December 31, 2005	Ps	88,682	Ps	—	Ps	88,682

Adjustment per actuarial valuation		22,156		(22,156)		—
Benefits paid		(11,753)		—		(11,753)
Pension expense		—		22,156		22,156

Balance at December 31, 2006	Ps	99,085	Ps	—	Ps	99,085

Adjustment per actuarial valuation		25,736		(25,736)		—
Benefits paid		(12,652)		—		(12,652)
Settlement due to sale of Almacenar		(1,500)		—		(1,500)
Pension Expense		—		25,736		25,736

Balance at December 31, 2007	Ps	110,669	Ps	—	Ps	110,669

In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations. The significant assumptions used in the actuarial calculations were the following:

	2005	2006	2007
Discount rate	19.06%	16.53%	14.05%
Future pension increases	12.01%	10.55%	8.83%

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
The scheduled maturities of long term-debt at December 31, 2007 were as follows:

2008		448,636
2009		696,144
2010		321,431
2011		206,770
2012		168,152
2013 and thereafter		1,009,597

	Ps	2,850,730

Long-term debt consists of bonds issued by Bancolombia (unconsolidated), Banco Agrícola S.A., Leasing Colombia S.A., Sufinanciamiento S.A., Renting Colombia S.A. and by Fundicom S.A. bearing interest at the following rates:

Bancolombia S.A.
Peso Denominated
Issue Date	Maturity Date	Rate (1)
2000	30-Nov-02	14.15%
2001	20-Dec-10	11.90%
2002	21-Jun-10	9.88%
2004	11-Feb-09	11.34%
2004	11-Feb-09	10.10%
2007	26-Dec-12	11.58%

Foreign Currency Denominated
Issue Date	Maturity Date	Rate
2007	25-May-17	6.99%

(1)	Each of these issuances has a different nominal rate; for this reason the effective rate presented here corresponds to the estimate made with each one of the rate for each issuance in circulation.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
On May 14, 2007, Bancolombia issued US$400,000 of subordinated notes due 2017 (the “Notes”). The notes have a 10-year maturity term and a coupon of 6.99%, payable semi-annually on May 25 and November 25 of each year, beginning on November 25, 2007. The Notes were offered pursuant to an effective shelf registration statement filed with the SEC. The Notes offering settled on May 25, 2007.
On September 26, 2007, Bancolombia did a local public offering of the first issuance of Bancolombia’s Ordinary Notes (Bonos Ordinarios Bancolombia). Bancolombia successfully completed the issuance for an aggregate principal amount of Ps 400,000.
The principal conditions of this issuance are described as follows:

Issue	Maturity date	Payment term	Yield	Amount
1st	March 26, 2009	Quarterly	DTF + 1.99	139,848
2nd	September 26, 2009	Quarterly	DTF + 2.2	91,000
3rd	September 26, 2012	Quarterly	DTF + 2.68	107,400
3rd	September 26, 2012	Biannually	DTF + 6.10	61,752

Total amount				400,000

Banco Agrícola S.A.
Issue Date	Maturity Date	Rate
2002	2009	Up to an annual rate of 4.9%
2003	2008	Up to an annual rate of 5.08%
2003	2010	Up to an annual rate of 5.36%
2004	2009	Up to an annual rate of 5.28%
2004	2011	Up to an annual rate of 5.88%
2005	2010	Up to an annual rate of 5.97%
2006	2008	Up to an annual rate of 6%
2006	2011	Up to an annual rate of 5.82%
2006	2013	Up to an annual rate of 5.46%
2007	2009	Up to an annual rate of 6.25%
2007	2010	Up to an annual rate of 6.30%
2007	2014	Up to an annual rate of 5.71%

Leasing Bancolombia S.A.
Issue Date	Maturity Date	Rate
2002	From 60 to 72 months	Up to an annual rate of the DTF or IPC plus 3.00%
2003	From 18 to 60 months	Up to an annual rate of DTF or IPC plus 5.67%
2004	From 36 to 60 months	Up to an annual rate of DTF or IPC plus 4.5%
2006	From 18 to 60 months	Up to an annual rate of DTF or IPC plus 5.05%

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)

Sufinanciamiento S.A.
Issue Date	Maturity Date	Rate
11-Mar-04	11-Mar-14	IPC + 2%
30-Mar-06	30-Mar-16	IPC + 2%
08-Sep-06	08-Sep-16	IPC + 2%
05-Oct-06	05-Oct-16	IPC + 2%
07-Nov-06	07-Nov-16	IPC + 2%
06-Dec-06	06-Dec-16	IPC + 2%
21-Dec-06	21-Dec-16	IPC + 2%
03-Jul-07	03-Jul-17	IPC + 2%
28-Nov-07	28-Nov-17	IPC + 2%

Renting Colombia S.A.
Issue Date	Maturity Date	Rate
28-Jan-03	28-Jan-08	IPC 7.25% E.A.
28-Jan-03	28-Jan-09	IPC 6.7% T.A.
21-Sep-06	21-Sep-09	DTF 2.80% T.A.
21-Sep-06	21-Sep-11	IPC 5.38% E.A.
21-Feb-07	21-Sep-09	DTF 2.9% T.A.
26-Apr-07	21-Sep-10	DTF 3.09% T.A.

Fundicom S.A.
Issue Date	Maturity Date	Rate
06-Aug-06	05-Aug-15	IPC
07-Jun-07	06-Jun-14	DTF

DTF:	Average weekly rate of Time Deposits (issued by commercial and mortgage banks and commercial finance companies) with a maturity of 90 days.

IPC:	Consumer price index
(21) Accrued Expenses
Accrued expenses consisted of the following:

	2006		2007
Income tax payable	Ps	8,077	Ps	39,548
Fines and sanctions (1)		86,764		92,395
Labor obligations		12,115		24,303
FICAFE contingency (2)		—		48,772
Other		13,028		13,842

Total	Ps	119,984	Ps	218,860

(1)	See Note 26(d).

(2)
As a result of Banagriícola’s acquisition, the Bank for the year ended December 31, 2007, has established an allowance available to absorb probable losses inherent in the FICAFE investment, booked through its subsidiary, Banco Agricola S.A. FICAFE investment consists of fiduciary’s certifications, issued by the Found of Enviromental Preservation of Coffee-producing lands established by the Salvadorian government.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
For 2006 the statutory income tax was 37% for the Bank unconsolidated, Leasing Bancolombia S.A., Banca de Inversión S.A. and Fiduciaria Bancolombia S.A. according to an agreement of tax stability, for 2007 the statutory income tax for the Bank and those subsidiaries was 36%.
For 2007 the statutory income tax for subsidiaries of Banagrícola, a subsidiary of Bancolombia, was 25% according to Salvadorian tax regulation and 34% for the other subsidiaries not mentioned before.
The following is a reconciliation of taxable income before income taxes:

	2005		2006		2007
Income before income taxes	Ps	1,224,396	Ps	924,409	Ps	1,448,806
Adjustments for consolidation purposes, net		37,032		159,103		653,554
Difference between net operating loss carry-forwards and presumed income		8,149		20,879		91,947
Non-deductible provisions, costs and expenses		130,528		177,966		236,274
Non-taxable or exempt income		(364,663)		(636,915)		(1,064,598)
Difference between monetary correction for tax purposes and for financial reporting purposes		(38,028)		(62,776)		—
Excess of accrued income over valuation income		(130,265)		6,652		(23,142)
Amortization of excess of presumed income over ordinary income and amortization of net operating loss carry forwards		(94,562)		(102,352)		(65,391)
Valuation derivatives effect		(100,495)		(33,075)		(35,380)
Special tax deduction for Investment in Real Productive Assets		(28,181)		(21,254)		(177,036)
Other		(127,941)		(66,281)		(57,360)

Taxable income	Ps	515,970	Ps	366,356	Ps	1,007,674

Statutory tax rate		34.69%		37.21%		33.58%

Estimated current income tax	Ps	178,992	Ps	136,307	Ps	338,364
Deferred income tax expense		98,523		38,573		23,519

Total	Ps	277,515	Ps	174,880	Ps	361,883

Income taxes for the years ended December 31, 2006 and 2007 are subject to review by the tax authorities. The Bank management and its legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review.
The following tables present, for the fiscal years cited, the estimated amortizations of losses that can be recorded and the excess of presumed income over ordinary income:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)

	Fiscal Losses to amortize
			Inversiones		Tempo Rent a		Renting		Todo Uno
	Renting Perú		CFNS		car		Bancolombia		Colombia		Fundicom		Total
2011	Ps	—	Ps	—	Ps	—	Ps	—	Ps	26	Ps	1,962	Ps	1,988
2012		—		—		—		—		117		—		117
2013		—		—		—		—		—		294		294
With no maximum expiry date		866		20		632		93,221						94,739

	Ps	866	Ps	20	Ps	632	Ps	93,221	Ps	143	Ps	2,256	Ps	97,138

	Inversiones		Renting		Inversiones				Banca de
	CFNS		Bancolombia		Valsimesa		Fundicom		Inversión		Bancolombia		Total
2008	Ps	—	Ps	—	Ps	—	Ps	297	Ps	—	Ps	7,300	Ps	7,597
2009		—		1,718		—		634		—		39,507		41,860
2010		—		2,181		—		593		—		—		2,774
2011		—		2,796		—		817		1,539		—		5,152
2012		91		1,564		5		—		4,988		—		6,648

	Ps	91	Ps	8,259	Ps	5	Ps	2,341	Ps	6,527	Ps	46,807	Ps	64,030

(22) Subscribed and Paid-in Capital
Subscribed and paid-in capital consisted of the following:

	2005	2006	2007

Authorized shares	1,000,000,000	1,000,000,000	1,000,000,000

Issued and outstanding:
Common shares with a nominal value of Ps500 (in pesos)	509,704,584	509,704,584	509,704,584
Preference shares with a nominal value of Ps500 (in pesos)	218,122,421	218,122,421	278,122,419
In May and June of 2007, the Bank conducted public offerings of non-voting, preferential shares, which was initially offered to the Bancolombia S.A. shareholders holding preferred shares in Colombia, and then, as part of a second offering, was exclusively offered to investors outside Colombia, the form of American Depository Shares (ADSs).
Out of the entire 60 million preferential shares offered, 21,307,238 were offered in the first round at a price of Ps 15,205 (in pesos) each for an approximate total of Ps 323,976.
With regard to the offering conducted outside Colombia, a total of 8,411,470 ADSs were placed, corresponding to 33,645,880 preferential shares, each ADS for a price of US$ 33.25 (in US$ dollar). Additionally, international placement agents exercised an option granted by the Bank, consisting of acquiring another 1,261,720 ADRs corresponding to 5,046,880 preferential shares to cover excess demand for the offer. The net funds received by the Bank for this sale of ADSs amounted to US$ 314,000.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
As a result of these offerings, Bancolombia S.A. placed a total of 59,999,998 preferential shares, for which it received approximately Ps 927,612 (US$ 480,000), of which Ps 30,000 were applied to increase the Bank’s subscribed and paid-in capital and Ps 897,612 were recorded in the form of additional paid-in capital. See the Statement of Stockholders’ Equity.
A partial amendment to the Bancolombia’s by-laws, which was recorded in the Commercial Registry of the Medellin Chamber of Commerce on July 26, 2005, increases the Bancolombia’s authorized capital from Ps 335,000 to Ps 500,000 divided into 1,000,000,000 shares of a par value of 500 pesos each, which may be of the following classes: (i) common shares, (ii) privileged shares, and (iii) shares with preferred dividend and no voting rights (“preferred shares”). Pursuant to Article 6 of the by-laws, all shares issued shall have the same nominal value.
As of December 31, 2007, Bancolombia had 509,704,584 common shares and 278,122,419 preferred shares outstanding and a capital stock of Ps 460,684 divided into 787,827,003 shares. No privileged shares have been issued by Bancolombia.
Under the Colombian Commerce Code, a company must, after payment of income taxes and appropriation of legal reserves, and after off-setting losses from prior fiscal years, distribute at least 50% of its annual net profits to all shareholders, payable in cash, or as determined by the shareholders, within a period of one year following the date on which the shareholders determine the dividends. If the total amount segregated in all reserves of a company exceeds its outstanding capital, this percentage is increased to 70%. The minimum common stock dividend requirement of 50% or 70%, as the case may be, may be waived by a favorable vote of the holders of 78% of a company’s common stock present at the meeting.
Under Colombian law and Bancolombia’s by-laws annual net profits are to be applied as follows:
•	first, an amount to compensate for any losses that affected its capital;

•	second, an amount equivalent to 10% of net profits is segregated to build a legal reserve until that reserve is equal to at least 50% of Bancolombia’s paid-in capital;

•	third, payment of the minimum dividend on the preferred shares; and

•
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
Preferred shares grant its holder the right to participate in the shareholders’ meetings and to vote solely on the matters provided for by law and in the by-laws, in the following events:
•	in the event that changes in the Bank’s by-laws may impair the conditions or rights assigned to such shares and when the conversion of such shares into common shares is to be approved;

•	when voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose;

•
when the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding accrued dividends have been fully paid to them;

•	when the general shareholders’ meeting orders the payment of dividends with issued shares of the Bank;

•
if at the end of a fiscal period, the Bank does not produce sufficient profits to pay the minimum dividend and the Superintendency of Finance, by its own decision or upon petition of holders of at least ten percent (10%) of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank’s directors or officers decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders’ meeting, in the terms established by law;

•
when the register of shares at the Colombian Stock Exchange or at the National Register of Securities is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved.

Holders of preferred shares are not entitled to vote for the election of directors or to influence the Bank’s management policies.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Upon liquidation, holders of fully paid preferred shares will be entitled to receive in pesos, pari passu with any of the other shares with similar ranking, a liquidation distribution of an amount equal to the subscription price of those preferred shares before any distribution or payment may be made to holders of common shares and any other shares at that time ranking junior to the preferred shares and subsequently the preferred shareholders’s participation in Bank’s surplus assets. If, upon any liquidation, assets that are available for distribution among the holders of preferred shares and liquidation parity shares are insufficient to pay in full their respective liquidation preferences, then those assets will be distributed among those holders pro rata in accordance with the respective liquidation preference amounts payable to them.
A foreign capital institutional investment fund in Colombia has been formed to hold certain non-voting preferred shares issued by the Bank as custodian and American Depositary Shares (“ADSs”) related to those non-voting preferred shares have been issued abroad.
Pursuant to Colombian law, capital adequacy for banks is required to be not less than 9% of their total credit risk weighted assets and credit contingencies. Under Decree 1720 of 2001, the calculation of capital adequacy must incorporate market risk in addition to the credit risk. This risk for capital adequacy requirement was covered 100% in 2006 and 2007. Calculations are made each month on an unconsolidated basis and in June and December on consolidated accounts which include the Bank’s financial Subsidiaries in Colombia and abroad.
On December 2006, the issuance of Decree 4648 introduced modifications to Decree 1720 of 2001 which established new rules for calculating currency obligations in the additional equity of credit institutions.
The specific requirements relating to capital adequacy for the Bank’s Subsidiaries, are as follows:
•
Bancolombia Panamá S.A.: Pursuant to the Acuerdo 6, 1998, as amended, issued by the Superintendency of Banking of Panama, Bancolombia Panamá has to comply with the technical capital ratio required by the Superintendency of Finance of Colombia to its parent company in a consolidated way with financial subsidiaries (as set forth in Decree 1720 of 2001, as amended) in the way describe above;

•
Bancolombia Puerto Rico Internacional, Inc.: According to requirements established by the Oficina del Comisionado de Instituciones Financieras (“OCIF”) in Puerto Rico, total shareholder’s equity of Bancolombia Puerto Rico has to amount at least 8% of total assets excluding demand deposits.

•
Banco Agrícola: According to requirements established by the Banking System of El Salvador, specially in the Article 41 of the Bank’s Law (“Ley de Bancos”), Banco Agrícola’s capital adequacy is required to be not less than 12% of their total weighted assets according to the Bank’s Law; not less than 7% of their total liabilities and contingencies and not less than 100% of their paid-in capital as is explained in Article 36 of the Bank’s Law.

•
In El Salvador, Capital Adequacy is known as Fondo Patrimonial. It is composed by the primary capital and the secondary capital, less: the amount of the resources invested in operations defined in the Article 23 of the Bank’s Law, the amount of the equity investments in entities according with the Article 24 of this Law and the amount of other equity investments in other entities.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
As of December 31, 2006 and 2007 the Bank’s capital adequacy ratio was 11.05% and 12.67%, respectively.
(23) Appropriated Retained Earnings
Pursuant to Colombian law, 10% of the net income of the Bank and its Colombian subsidiaries in each year must be appropriated through a credit to a “legal reserve fund” until its balance is equivalent to at least 50% of the subscribed capital. This legal reserve may not be reduced to less than the indicated percentage, except to cover losses in excess of undistributed earnings.
Appropriated retained earnings consist of the following:

	2005		2006		2007
Legal reserve (1)	Ps	886,159	Ps	1,405,733	Ps	1,172,799
Additional paid — in capital		268,005		268,005		1,165,617
Other reserves		611,834		639,869		1,021,188

Total	Ps	1,765,998	Ps	2,313,607	Ps	3,359,604

(1)	Includes legal reserve and net income from previous years.
In addition, paid-in capital of Ps 268,005, Ps 268,005 and Ps 1,165,617 at December 31, 2005, 2006 and 2007, respectively, were recorded as part of the legal reserve and presented within the retained earnings, as required by the Superintendency of Finance.
(24) Dividends Declared
The dividends are declared and paid to shareholders based on the adjusted net income from previous year. The dividends were paid as indicated below:

	2006		2007 (2)		2008

Preceding year’s unconsolidated earnings	Ps	737,389	Ps	582,365	Ps	804,261

Dividends in cash		508 pesos per share paid in four quarterly installments of 127 pesos per share from April 2006 on 509,704,584 and 218,122,421 common and preferred shares, respectively.		532 pesos per share payable in four quarterly installments of 133 pesos per share from April 2007 on 509,704,584 and 218,122,421 common and preferred shares, respectively. Additionally 266 pesos per share payable on 59,999,998 preferred shares issued in June and July 2007		568 pesos per share payable in four quarterly installments of 142 pesos per share from April 2008 on 509,704,584 and 278,122,419 common and preferred shares, respectively

Total dividends declared	Ps	369,736	Ps	403,164	Ps	447,486

Dividends payable at December 31 (1)	Ps	98,340	Ps	111,842

(1)	The amount of the dividends payable at December 31, is recorded as accounts payable in the Consolidated Balance Sheets.
(2)

The amount disclosed as Total Dividends Declared in the table for 2007 differs from those disclosed in the annual report of 2006, because Bancolombia S.A. paid dividends on 59,999,998 preferred shares issued during 2007.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(25) Memorandum Accounts
Memorandum accounts were composed of the following:

	2006		2007
Trust:
Investment trusts	Ps	34,886,946	Ps	39,609,384

Commitments:
Unused credit card limits		2,893,839		4,703,942
Civil demands against the Bank		858,644		874,107
Issued and confirmed letters of credit		1,053,601		1,354,921
Uncommitted lines of credit		751,304		865,706
Bank guarantees		780,280		1,258,448
Approved credits not disbursed		660,558		1,467,745
Nation account payable (546 law)		34,862		30,371
Other		194,684		124,195

Total	Ps	42,114,718	Ps	50,288,819

Other memorandum accounts:

	2006		2007
Memorandum accounts receivable:
Tax value of assets		29,028,917		30,481,070
Assets and securities given in custody		3,813,482		3,411,382
Assets and securities given as a collateral		2,163,335		3,300,348
Trading investments in debt securities		2,401,899		1,692,960
Written-off assets		1,023,745		1,439,114
Quotas of leasing to receive		4,219,686		5,977,221
Investments held to maturity		1,171,055		1,058,280
Adjustments for inflation of assets		166,941		162,724
Accounts to receive yields trading investments in debt titles		139,763		103,286
Investments available for the sale in debt titles		1,641,970		1,379,980
Remittances sent for collection		24,632		26,103
Amortized debt securities investment		614,528		788,610
Other memorandum account receivable		4,134,808		4,304,690

Total	Ps	50,544,761	Ps	54,125,768

Memorandum accounts payable:
Assets and securities received as collateral		20,256,982		25,815,805
Qualification commercial loans		16,230,741		23,711,631
Assets and securities received in custody		6,030,005		4,816,267
Tax value of shareholders’ equity		4,428,133		4,673,067
Qualification consumer loans		3,586,540		6,573,200
Adjustment for inflation of equity		912,418		892,909
Qualification small business loans		92,237		131,913
Merchandise in owned warehouses		85,402		65
Merchandise in third-party warehouses		22,376		—
Underwriting		25,000		—
Qualification financial leasing		3,593,083		4,749,309
Qualification operating leasing		168,606		491,941
Qualification mortgage loans		1,336,293		2,803,165
Other memorandum account payable		3,653,410		3,135,280

Total	Ps	60,421,226	Ps	77,794,552

Total memorandum accounts	Ps	153,080,705	Ps	182,209,139

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The Superintendency of Finance in El Salvador has different rules for the memorandum accounts if compared to the Colombian. As a consequence, the memorandum accounts may not present the consolidated position of the Bank for certain accounts.
(26) Commitments and Contingencies
For the years ended December 31, 2006 and 2007, the Bank registered allowances for probable contingencies of Ps 86,764 and Ps 92,395 respectively. The detail of the contingencies was as follows:
The Bank
a) Contingencies Covered by FOGAFIN:
During the privatization process of Banco de Colombia (which merged with and into the Bank in 1998), completed on January 31, 1994, Fogafin made a commitment to assume the cost of contingent liabilities resulting from events that occurred before the date when the stock was sold, which should be claimed within the five (5) subsequent years. Fogafin’s guarantee covers eighty percent (80%) of the first Ps 10,000, not considering allowances, and thereafter, one hundred percent (100%), all annually adjusted according to the consumer price index.
At December 31, 2006 and 2007, the civil contingencies covered by the guarantee amounted to approximately Ps 957 and Ps 997, respectively, with allowances as of the same dates amounting to Ps 957 and Ps 166. At December 31, 2007 and 2006, labor contingencies amounted to Ps 345 and allowances amounted to Ps 173.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
b) Legal Processes
At December 31, 2006 and 2007, other than the litigation discussed under (a) above, there were labor-related claims against the Bank amounting to approximately Ps 14,506 and Ps 16,590, respectively (the final result of such litigations is not predictable due to the nature of the obligations). The allowances for contingencies on those dates amounted to Ps 7,479 and Ps 8,946, respectively and were recorded as accrued expenses in the consolidated balance sheets.
At December 31, 2006 and 2007, there were ordinary civil lawsuits, group actions, and civil actions within criminal and executive proceedings against the Bank with total claims for approximately Ps 733,525 and Ps 644,953, respectively and with allowances on the same dates of Ps 18,889 and Ps 30,456, respectively.
Allowances are recorded based on the likelihood of the losses and when proceedings are ruled in the first instance against the Bank or based on the opinion of management, the proceedings are likely to result in an unfavorable ruling.
At December 31, 2007, the Superintendency of Finance has imposed fines on the Bank amounting to Ps 1,357, for which complete allowances have been recorded.
Contingencies against the Bank greater to Ps 5,000, as of December 31, 2007, are:

			Actual
			Exposure at
	Initial		December 31,
Process	Exposure		2007		Allowance		Likelihood

Arbitration process Jaime Gilinski and Others against Bancolombia and some of its officers	US$	675,000	Ps	55,975	Ps	27,988	Probable
Civil Lawsuit from Jaime Gilinski and Others	Ps	357,000	Ps	357,000		—	Remote
Almacenar S.A.		92,048		47,000		20,000	Probable
Inversiones C.B. S.A.		12,468		40,806		—	Remote
Class action Luis Alberto Duran (1)		421,080		39,084		19,542	Probable
Popular action Carlos Julio Aguilar and Other Administrative Tribunal of Valle		25,232		30,210		—	Remote
Rodrigo Garavito and others against Bancolombia Administrative Tribunal of Cundinamarca		20,000		20,000		—	Remote
Editorial Oveja Negra Ltda. and Jose Vicente Katerain Velez		10,240		9,635		—	Remote
Murgueitio and Santander		8,000		8,000		—	Remote
Invico Ltda. Processes. Civil Court 9 of Bogota		5,000		6,601		—	Remote
Costrucc.Rojas Jimenez & CÍA. S. EN C.		6,277		6,277			Remote
Ordinary process Gloria Amparo Zuluaga Arcila		1,400		5,784		—	Remote
Constructodo against Corvivienda. Civil Circuit Court 18 of Bogota		3,500		5,070		5,000	Probable
Arbitration process CAJANAL vs Bancolombia		34,026		34,026		—	Remote
Parque Industrial y Comercial of Barranquilla VIA 40 and others		5,000		5,000		—	Remote

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
c) Contingencies Related to the Purchase of 51% of Former Banco de Colombia S.A. (“Banco de Colombia”) Stock and Later Merger with Banco Industrial Colombiano (“BIC”, now Bancolombia)
The Gilinski Case
Contingency asset; Contingency guarantee, former Banco de Colombia:
On March 30, 2006, the arbitration proceedings initiated by the Bank against Jaime Gilinski, as debtor, jointly and severally liable with the companies that sold the majority of the shares of the former Banco de Colombia S.A., resulted in a favorable award. The Bank had pursued various claims in these proceedings with a view to enforce a trust guarantee that was set up by the sellers in order to cover any contingencies arising with the bank thus sold. The value of this guarantee now amounts to US$ 30,000, equivalent to Ps 60,443. The defendant was ordered to pay to the Bank Ps 63,216, including inflation adjustments and interest.
Jaime Gilinski challenged this award, in an annulment action held before the Superior Tribunal of Bogota. At December 31, 2007, the Bank had not posted any income relating to this award on its financial statements, nor had it received any payments with regard to such.
Contingency liability; Criminal Investigation:
On December 26, 2003, the Special Unit Attorney General’s Office for Crime Against Public Administration formally rejected grounds for a criminal investigation against Jorge Londoño Saldarriaga and Federico Ochoa Barrera, President and Vice-president of the Bank, respectively; this criminal investigation arose as a result of a complaint filed by the Gilinski family. This decision was subsequently confirmed in the second instance by the Attorney General’s Office Delegated Unit before the Supreme Court of Justice on July 8, 2004.
The Attorney General’s Office found that the alleged crimes of fraud, unauthorized operations with shareholders and the illegal use of public funds had not been committed and consequently the Bank was fully exonerated from the indemnity claims filed by the plaintiffs.
In 2005, the Gilinskis filed an action for the protection of rights against the Attorney General’s Office with the purpose of reopening the criminal investigation based on the argument that the evidence gathered abroad was not taken into account. This action was rejected on two occasions by the Supreme Court and was subsequently selected for review by the Constitutional Court, which ordered the investigation to be reopened so as to analyze the evidence in question. This decision, made by the Constitutional Court (“Sala de Revisión”), is subject to an annulment action that is being heard by the Constitutional Court (“Sala Plena”).
Notwithstanding the fact that the evidence presented did not produce any additional elements to be considered, the Attorney’s Office in the first instance, modified the initial particulars of the investigation issuing on January 4, 2007 the following orders:
•	An order for a criminal judge to review the conduct of the Bank’s officers, Messrs. Londoño Saldarriaga and Ochoa Barrera.

•	An order for the house arrest of the aforementioned officers as a preventive measure.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
•	An order for the embargo of all goods and property belonging to the officers involved.

•	An order for an investigation into the conduct of the members of the board of directors of Banco Industrial Colombiano at that time.

•	An order for an investigation into the conduct of the officers of the former Colombian Superintendencies of Banking and Securities (now Superintendency of Finance) and also the Central Bank.
A few days after issuing this ruling, on January 10, 2007, the Delegated Attorney’s Office No. 8 officially revoked the house arrest order with regard to Messrs. Londoño and Ochoa.
On September 25, 2007, the Attorney General’s Office (“Fiscal Delegado ante la Corte Suprema de Justicia”), in second instance, revoked the decision of first instance, dated January 4, 2007 and decided not to prosecute Bancolombia’s officers as it relates to the events occurred during the acquisition of Banco de Colombia by BIC and its subsequent merger in 1998, ordering the Attorney General of first instance to consider the documentary and testimonial evidence in order to comply with the decision of the Constitutional Court which was disobeyed by the Attorney General on first instance.
In addition, the Attorney General’s Office (“Fiscal Delegado ante la Corte Suprema de Justicia") barred one of the financial crimes (unauthorized transactions with shareholders) for which Mr. Londoño and Mr. Ochoa were investigated, based on the lapse of the statute of limitations.
The Attorney General’s Office when remanding the proceeding to the first instance, ordered that the respective Attorney General must exclusively consider the documentary evidence and must incorporate two testimonial pieces of evidence that are still pending as it was ordered by the Constitutional Court.
The Bank’s administration considered the contingency remote, based on the following:
•	This decision does not affect the stability and solvency of the Bank’s equity and it is improbable that the Bank will incur any financial responsibility.

•
During the acquisition process and the subsequent merger, the Bank and its officers acted with loyalty and transparency, and the transactions with the shareholders were in accordance with international customary standards and practices for this type of transactions, and in accordance with Colombian law.

•
The Bank’s conduct in the acquisition and merger process has been thoroughly analyzed in different judicial and administrative venues, including the Supreme Court, the Council of State, the Contentious Administrative Tribunal of Cundinamarca, the Superior Court, the Superior Tribunal of Medellin and three Arbitration Tribunals, as well as the former Superintendency of Banking and the Superintendency of Securities (now the Superintendency of Finance) and was absolved, mostly of the same charges that the Attorney’s Office recently formulated against the Bank’s officers, in contradiction of all those rulings granted in the Attorney’s Office previous first and second instances.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Additionally, on September 12, 2007 the Attorney General’s Office No. 218 of the First Unit of Crimes against the Public Administration and Justice of Bogotá (“Fiscal Delegada 218 de la Unidad Primera de Delitos contra la Administración Pública y de Justicia de Bogotá”), revoked its July 31, 2006 decision which had precluded the investigation against the president of the Bank, Mr. Jorge Londoño Saldarriaga. These decisions were taken in the context of the preliminary investigation initiated against the officers of the former Superintendency of Banking and former Superintendency of Securities relating to the authorizations granted for the merger of Bancolombia and Banco de Colombia. The Attorney General’s Office No. 218 of the First Unit of Crimes against the Public Administration and Justice of Bogotá, in the September 12, 2007 decision initiated a formal investigation of Mr. Jorge Londoño Saldarriaga and the board of directors of the Central Bank and the former Banco Industrial Colombiano (BIC) that had authorized the acquisition of the former Banco de Colombia by BIC and their subsequent merger.
Arbitration
On May 16, 2006, an award was issued in the arbitration proceedings filed by Jaime and Isaac Gilinski and certain foreign companies, against the Bank, its board of directors in 1997, its President, Mr. Jorge Londoño Saldarriaga and its Vice-President of Finance, Mr. Jaime Velásquez Botero, to resolve certain disputes relating to the acquisition of the former Banco de Colombia on the part of BIC and the subsequent merger of these two entities. The cause of action consists of the declaration of nullity (ineficacia) of the BIC’s acquisition of a majority share in the capital of the former Banco de Colombia. This involved certain other additional claims, which together amounted to US$ 675,000.
The Arbitration Tribunal, formed by Messrs. José Alejandro Bonivento Fernández, Cesar Hoyos Salazar and Jorge Santos Ballesteros ruled in favor of the Bank with regard to the majority of the charges involved. However, the Tribunal determined that the Bank had to pay an indemnification of Ps 15,360 that, together with damages for loss of profit, amounted to Ps 40,570, since it ruled that the Bank had not complied with certain secondary obligations, with regard to the development of the capitalization of 1998 derived from the Purchase and Sale Commitment Agreement signed between the plaintiffs and the former BIC on August 25, 1997.
The Arbitration Tribunal rejected all claims made against the Bank’s officers and exonerated them from all responsibility, ordering the Gilinski family at the same time to pay the cost of these proceedings. In addition, the arbitration tribunal held that plaintiffs had failed to prove that Bancolombia and its senior managers committed any fraudulent operations or fraudulent representations regarding the above-mentioned agreement, and denied any moral damages in favor of the plaintiffs.
Against this award, the Bank filed an annulment action before the Superior Court on June 7, 2006, which is currently being heard. Although the annulment action is supported by objective arguments, the contingency with regard to this process is considered probable. Consequently, the Bank has set up a provision of Ps 27,988 while a definite decision is given.

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
The Court determined that the award of the Colombian arbitral tribunal, dated May 16, 2006, decided on the same grounds filed before the Court in New York and, therefore, put an end to the proceedings in New York.
The Court determined that the arbitral tribunal had decided on the merits of all the claims, and rejected the liability of the Bank and its managers.
The Court noted that the arbitral tribunal rejected the main three allegations of the plaintiffs. The arbitral tribunal found that (i) the Bank had not manipulated the price of ADRs on the New York Stock Exchange; (ii) the failure to raise US$ 150,000 was neither a breach of an express contractual obligation nor unlawful, fraudulent or willful misconduct; and (iii) neither the Bank nor its managers did engage in transactions or conduct in violation of Colombian law and sound banking practices. However, the arbitral tribunal found that the Bank had breached certain secondary duties of conduct.
The District Court also determined that the arbitral tribunal had ruled on the merits of all the claims, and rejected the liability of the Bank and its managers. On March 23, 2007, the plaintiffs filed a notice of appeal of this decision.
Class Action Luis Alberto Durán Valencia
As of December 31, 2007, the decision of the Superior Tribunal of Bogota was still pending with respect to the special appeal for annulment filed by the Bank. The appeal sought to review the decision of the arbitration tribunal previously convened by the class action filed by Luis Alberto Durán Valencia and other shareholders of the former Banco de Colombia.
The appeal solely sought to declare null and void the portion of the award that is questioned, since the award carries a res judicata status with respect to the rulings regarding the rest of the claims.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The decision was upheld by the Third Section of the Council of State on June 7, 2006 in its ruling on an appeal filed by the plaintiff. The plaintiff filed an annulment action before the Contentious Administrative Tribunal of Cundinamarca, and on January 24, 2007 the Contentious Administrative Tribunal of Cundinamarca solved unfavorable to the plaintiff’s interests. The contingency is considered remote.
Almacenar S.A
In December, 2006, the spin off process of Almacenar S.A., subsidiary of the Bank, was finalized. Due to the spin-off, two new non-financial companies were created named Inversiones Valores y Logística S.A. and LAB Investment & Logistics S.A. Subsequently, in 2007, the Bank sold to Portal de Inversiones S.A. its share holding in LAB Investment & Logistics S.A. and in Almacenar S.A. Pursuant to this transaction, the Bank acquired the commitment for the contingencies that would have being caused before this transaction; specifically for the possible losses that would suffer Almacenar relating to a fire that occurred in May 2005 in a warehouse located in Salomia, Cali.
As of December 31, 2007, Almacenar has received claims from the insurance entities of its customers for an amount of Ps 92,048, notwithstanding the good’s price amounted Ps 56,581, some of which Compañia Suramericana de Seguros S.A. will assume, pursuant the insurance policy, the amount of Ps 45,000. The Bank has a provision of Ps 20,000 for the estimated probable loss.
Sierras del Chicó Ltda and Chicó Oriental Nro. 2 Ltda.
Fondo Nacional de Garantias — FOGAFIN — initiated a process against Bancolombia on July 21, 2005 before the Administrative Court of Cundinamarca (“Tribunal Administrativo de Cundinamarca”), claiming the 100% of the Bank’s interest in Sierras del Chicó Ltda and Chicó Oriental Nro. 2 Ltda. on December 31, 1993.
This process was declared null on July 12, 2006. The plaintiffist appealed this decision, action which was rejected on July 26, 2007 definitively.
d) National Tax and Customs Agency (“DIAN”)
Special Requirement
On December 27, 2007, the Bank received a special request by the Tax Administration of Medellin (“Administracion de Impuestos de Medellin”) regarding the income tax (“impuesto de renta”) for the 2006 year, in which Ps 79,013 are disputed. The Bank and its tax advisors considered that the procedure of the income tax return of 2006 was in compliance with the applicable rules and regulations. Currently, the Bank and its advisors are analyzing the request.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Industry and Commerce Tax corresponding to 1997 — Conavi
Conavi filed its Industry and Commerce Tax return in Medellin on the basis of 1997 (for the fiscal year 1998 for subsequent payment in this same period) and included figures for taxable operating income which coincided with the information reported by the Superintendency of Finance to the Medellin City Council. The Municipal Tax Division notified Conavi of a special requirement, which increased Conavi’s tax base by Ps 233 corresponding to income from other towns as well as Ps 45,981 corresponding to the value of nontaxable monetary correction. Subsequently the Division accepted Conavi’s explanations regarding the increase in the tax base but maintained its position with regard to tax-exempt monetary correction and issued a Settlement Review Note. Conavi filed a motion to annul the decision. The Administrative Tribunal of Medellin abstained from hearing the motion. Conavi then filed an appeal to be heard by the Council of State. The Council of State, by its decision dated October 25, 2006, revoked the Tribunal’s ruling and rejected Conavi’s claims.
A provision of Ps 444 was set up for this tax contingency, which is considered probable.
Industry and Commerce Tax corresponding to 2001 — Conavi
Currently, this case is in the initial stage, which is considered remote.
Fiduciaria Bancolombia S.A.
Executive proceedings have been filed against Fiduciaria Bancolombia S.A, the Bank’s subsidiary that provides fiduciary and trust services. Management considers that these proceedings are not likely to result in unfavorable rulings or to negatively affect the Fiduciaria Bancolombia S.A., otherwise mentioned further ahead
The following is a summary of the execuritive proceedings:
a. Silvania Trust — Seven proceedings are underway in the civil courts of the Bogota Circuit and in an Arbitration Tribunal which ruled in favor of Fiduciaria Bancolombia S.A. All of the proceedings arise from Fiducolombia S.A.’s role (now Fiduciaria Bancolombia S.A.) as trustee in the guarantee mercantile trust agreement entered into on December 1, 1993, with Gallego Inmobiliaria S.A. The appraisal of the property was made by the entity Vector.
Two of the aforementioned proceedings were terminated. However, on December 11, 2003, a new ordinary proceeding was initiated against Fiducolombia (now Fiduciaria Bancolombia S.A.), following a legal action filed during the month of September 2003. The Ninth Court of the Civil Circuit of Bogotá (Juzgado Noveno Civil del Circuito de Bogota) ordered all of the proceedings to be consolidated into the Tarazona Bermúdez Proceeding, and a judgement in the first instance is currently pending.
b. Invico Ltda. has a lawsuit pending against the Bank and Fiducolombia S.A. (now Fiduciaria Bancolombia S.A.) in the Sixth Court of the Civil Circuit of Bogota (Juzgado Sexto Civil del Circuito de Bogota). The plaintiff seeks a ruling declaring that the Bank and Fiducolombia S.A. (now Fiduciaria Bancolombia S.A.) must exercise the alternate right contained in Article 1948 of the Civil Code, in reference to the land lot denominated “La Granjita”, pursuant to the trust mandate. The claims amounted to Ps 4,000. On January 17, 2002, the court issued a ruling dismissing a defense presented by Fiduciaria Bancolombia S.A. and ordered it to pay the court fees. The discovery stage has finalized and Fiduciaria Bancolombia S.A. has presented its final legal conclusions on September 17, 2007. Since that date, the ruling is pending.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
c. With regard to the “Santa Maria de La Calera” Trust there are 7 ordinary proceedings initiated before different courts in which the plaintiffs are seeking the termination of the real estate sales agreements and damages for alleged defects in the property. Fiduciaria Bancolombia S.A. presented a joinder request to Destresa S.A., the company responsible for managing and building the real estate project, and who complied with all the legal formalities and proceedings required by the authorities in real estate projects. Currently, some of these proceedings are at a initial stage, some of the plaintiffs withdrew the evidence, in some the mandatory mediation hearings were unsuccessful as the parties failed to reach an agreement, others are pending for the final judgement, and one of them has final decision judgement in favor of Fiduciaria Bancolombia S.A. According to the legal counsel for Fiduciaria Bancolombia S.A. the sole process that has reached a final judgement was appealed by the plaintiff.
d. With regard to the Fopep Consortium there are two labor proceedings filed by John Freddy Bustos Lombana, who claims that he acted as attorney and assistant manager in two different agreements and therefore requests the payment of salaries and other employment benefits. He seeks to be compensated alleging that he did not freely resigned but that instead his resignation was a consequence of an insinuation made by the manager of the Fopep Consortium. In one of the proceedings, a judgement in the first instance was given in favor of Fiduciaria Bancolombia S.A. An appeal followed and a second instance judgement is pending. In the other proceedings, first and second instance judgments were given in favor of Fiduciaria Bancolombia S.A. and appeals before the Supreme Court of Justice were made by the plaintiff. Currently, these appeals are still pending.
Fiduciaria Bancolombia S.A. management considered probable that these proceedings may have an unfavorable outcome, due to different considerations or opinions of the administrators of justice. Fiduciaria Bancolombia S.A. has a provision of Ps 50 for the estimated probable loss.
e. With regard to the “Santa Sofía” Trust, there are three different types of proceedings that are taking place:
1.
A class action filed by the co-owners of the Santa Sofia Housing Estate against the Bogota Mayor’s Office, Fiducolombia S.A. (now Fiduciaria Bancolombia S.A.) and others, claiming that the deterioration to the property was caused by flaws in the terrain, and therefore no building permit should have been issued. In October 2007, a “Mediation hearing” was held, but the plaintiffs did not assist. Currently, the proceedings are at a discovery stage. The management of Fiduciaria Bancolombia S.A. considered that the probability of liability is low.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
2.
Criminal proceedings against Fiduciaria Bancolombia S.A. Legal Representative, based on the action filed by the co-owners of the Santa Sofia Housing Estate, claiming alleged Illegal Squatting and Fraud with regard to the urban development of the real estate project. These proceedings are at a discovery stage and Management based on initial assessment considered the loss low.

3.
Ordinary process of major quantity for tort liability. Plaintiff asserts the joint and several liability of Fiduciaria Bancolombia S.A. and other defendants and, consequently order for the payment of the price of the property, including its improvements. Fiduciaria Bancolombia S.A. answered the complaint and denying all liability. As of December 31, 2007, procedd has not been served to all defendants.

f. There are currently two executive proceedings that were filed by Mr. Eugenio Segura Villarraga seeking payment of three checks that were countermanded according to instructions given by the Bank. Mr Segura Villarraga claims that the checks were drawn as a result of an unlawful act. These proceedings are currently suspended.
g. Gacen Ltda. filed an ordinary action against Fiduciaria Bancolombia S.A., alleging that the trust agreement be declared terminated based on the expiration of the agreement. On March 8, 2007, the plaintiff voluntarily withdrew the complaint and the court issued an order to that effect.
h. There is a criminal proceedings against one of Fiduciaria Bancolombia S.A.’s legal representatives regarding the Chisa Lote 2C Trust filed by Carmela Guardo and Joaquín Atencio Niño claiming misrepresentation of facts in a public deed, procedural fraud, perturbation of ownership and fraud with regard to a court ruling by virtue of a public deed establishing the boundaries of a plot of land, signed by Fiduciaria Bancolombia S.A. on behalf of the Chisa Lote 2C Trust. These proceedings are at a discovery stage.
Before the two actions were joined, the Attorney General’s Office No. 19 rejected the criminal investigation regarding the crimes of fraud to judicial award, invasion of lands and disturbance to the possession (Attorney General’s Office No. 19, Bogotá), and continued for the crimes of fraud in public document and procedural fraud (Attorney General’s Office No. 10, Bogotá).
The management of Fiduciarias Bancolombia S.A. considered that the probability of liability is extremely low.
Likewise, there are two recovery processes (“procesos reivindicatorios”): Jose Fernando Ospino Barrios and Andrés Morales Díaz, in which the lawsuit was answered and presented the correspondent defense; and a process of acquisition by lapse of the statute of limitations (“proceso de prescripcion adquisitiva”) of Orlando Marrugo Robles. Process must be served to indeterminate persons.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Regarding Jose Fernando Ospino Barrios’s process, the parties are currently negotiating a settlement. If a settlement is achieved the process would be terminated. The contingency is considered as remote.
With regard to the processes of Andrés Morales Díaz and Orlando Marrugo Robles, it is to early to qualify the contingency because of their early stage.
i. Ordinary proceedings were filed by Maria Rubby Mejía and other, against Fiduciaria Bancolombia S.A., claiming that Fiducolombia S.A. (now Fiduciaria Bancolombia S.A.) failed to carry out as administrator of the Titularización Ganadera Ganar 2000 A, certain contractual obligations such as collecting contributions and therefore seeks to be compensated. The judge denied the request of joinder of an insurance company to the process (“litisconsorcio necesario”). Currently, the process is pending a judgement to decide a motion presented by the plaintiff’s attorney regarding the existence of an arbitration clause in the agreement.
The management of Fiduciaria Bancolombia S.A. considered that the probability of liability is low.
j. Trustee “GROUP GRANCOLOMBIANO” (liquidated on June 29, 1990) managed by Banco de Colombia S.A, has contingencies, including some labor and/or pension contingencies, for which had constituted reserves by the Trust “Fund of Contingencies” managed by Fiduciaria Bancolombia S.A. Some of them are from the former trustee Grupo Grancolombiano, especially to cover such contingencies. Currently, there are no legal processes related to this trustee. Notwithstanding, this contingency is taken into account because there is no statute of limitation relating to claims for pensions.
The Administration of Fiduciaria Bancolombia S.A. and its legal advisers considered that this process will not generate additional liabilities that should be assessed or, if presented, it will affect directly the reserve fund foreseen by the trustee “Fund of Contingencies” and not Fiduciaria Bancolombia S.A.
k. Propiedad Horizontal Torres Claras filed an ordinary proceeding against Fiduciaria Bancolombia S.A. requesting the termination of the agreement between Fiduciaria Bancolombia S.A. and Mr. Carlos Cajiao and the payment of the compensation of alleged damages derived from the nonpayment of the correspondents quotas. The award was favorable to Fiduciaria Bancolombia S.A.’s interests in first instance. Currently, is pending an appeal action filed by the plaintiff.
Though the decision ruled in first instance was favorable for the interests of Fiduciaria Bancolombia S.A., this contingency represents no liability.
l. El Olimpo Propiedad Horizontal filed a lawsuit against the trust “Fideicomiso En Garantía Gabriela Upegui”, which is managed by Fiduciaria Bancolombia S.A., the trustor and the lessee. Fiduciaria Bancolombia S.A. and the lessee answered the complaint.
Considering that the claims are against the trust, there is no contingency for Fiduciaria Bancolombia S.A. in case the final decision is unfavorable to the interests of Fiduciaria Bancolombia S.A.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
m. Mr. Juan David, Angelica and Veronica Diez Herrera filed a complaint against Fiduciaria Bancolombia S.A. because the administration of three trustee orders opened in the Fondo Comun Especial SURENTABIC managed by SUFIBIC on behalf of them during the period that they under legal age. The plaintiffs request a declaration of breach of contract by the Trustee, and as a consequence the restitution of the funds (Ps 60) plus interest. Process was served to Fiduciaria Bancolombia S.A. in October 2007, and on November 8, 2007, answered the complaint.
The management of Fiduciaria Bancolombia S.A. considers that the performance of Fiduciaria Bancolombia S.A. has been in accordance with the law. Considering this contingency is remote.
n. The liquidation process of the trust agreement number 255 (Contrato de Encargo Fiduciario No. 255) entered into between Consortium “FISALUD” (to which Fiduciaria Bancolombia S.A., Fiduciaria La Previsora and Fiducafe S.A are parties) and the Colombian Ministry of Public Health (“Ministerio de Protección Social).
This is an agreement that had been completely performed. Nevertheless, there are some observations and discussions regarding some of the contractual commitments, to which the Consortium “FISALUD” has presented its defense with the purpose of prevail or clarify the discussed contractual matters.
Currently, the Ministerio de Protección Social is reviewing the arguments, but the legal criteria regarding the arguments alleged by the Consortium “FISALUD” are unknown, reason for which there are not foreseen losses. Once the legal criteria are known, this contingency will be reevaluated with the purpose of determine if this contingency is probable, remote or extremely low.
o. Contractual process by the Ministerio de Proteccion Social against the Consortium FIDUFOSYGA regarding four breaches. Fiduciaria Bancolombia S.A. and the Consortium FIDUFOSYGA’s attorney presented a motion requesting the dismissal of the judicial action as an arbitral tribunal would be the appropriate forum.
Taking into account that there is an arbitration clause in the agreement, this contingency is considered as remote.
Leasing Bancolombia S.A.
As of December 31, 2007, Leasing Bancolombia has an allowance of Ps 480 with respect to an award in first instance of San Mateo Apostol’s process, and on May 23, 2007 an appeal action has been admited. The grounds of the litigation arise in the seizure by Dirección de Impuestos y Aduanas Nacionales (the “Colombian Customs Authority”) of 12 buses that were imported by Leasing Patrimonio and leased to a third party. The Colombian Customs Authority claimed that there were irregularities in the importation process. In 1999, the lessee of the vehicles filed a complaint against Leasing Colombia as it had in turn purchased the assets and liabilities of Leasing Patrimonio which is currently liquidated. The claims amounted to Ps 4,712. Leasing Bancolombia S.A. has a provision of Ps 810 for the estimated probable loss.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Compañía de Financiamiento Comercial Sufinanciamiento S.A.
Actions filed against Sufinanciamiento total an estimated amount of Ps 5,074.4. Only one of these actions represents a probable loss for the company, and a provision has been recorded for Ps 108.
Valores Bancolombia S.A.
Legal Processes, Fines and Lawsuits
As of December 31, 2007, Valores Bancolombia S.A. is a party to a proceeding to be decided by the Second Civil Court of the circuit of Medellin (“Juzgado Civil del Circuito de Medellin”). The process is at the discovery stage since November 22, 2007. Plaintiff is requesting compensation for damages for Ps 439.30. However, the management and general counsel of Valores Bancolombia S.A. consider this contingency as remote and believe that if the final decision is unfavorable to the company, the judgement could order damages of approximately Ps 5.
Additionally, Valores Bancolombia S.A. has a fine imposed by the Superintendency of Finance regarding a case of Cementos Argos S.A. This fine has been appealed. The total amount of this fine could be approximately of Ps 200.
Factoring Bancolombia S.A.
Factoring Bancolombia S.A. is currently party in the following proceedings:
A. Three complaints filed by the Central Bank to all the financial entities as a consequence of the lawsuits of debtors of commitments agreed under the UPAC System. These cases are being decided by administrative tribunals of the departments of Nariño, Sucre and Cauca.
There should not be any contingency with regard to these processes because Factoring have not had credit transactions under the UPAC System.
B. Process (“proceso verbal de acción reivindicatoria”) by Mr. Jairo Buriticá Burbano against FES S.A, acting on behalf of the trustee Comoderna S.A, Banco Santander S.A, Corporación Financiera Colombiana S.A, Banco de Bogotá and Factoring Bancolombia S.A Compañía de Financiamiento Comercial.
Process was served to Factoring Bancolombia S.A. on December 5, 2007. This contingency is considered remote.
C. Labor process by Mr. Jorge Franco against Factoring Bancolombia S.A. Compania de Financiamiento Comercial before the Second Labor Court of Barranquilla (“Juzgado Segundo Laboral del Circuito de Barranquilla”). Plaintiff requests the payment of an amount of Ps 120 in legal fees. As of December 31, 2007, this process is in the stage of discovery. The fnal judgment was expected for March 11, 2008, but it has been postponed for June 10, 2008.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
AFP Crecer S.A
a. As of December 31, 2007, the entity has an administrative process PA-337-2004 for a supposed loss of US$33 , regarding the liquidation of Eurobonds 2032. Legal defenses and evidence were presented before Superintendency of Pensions of El Salvador requesting the dismissal of the administrative processes as the transactions were done with the purpose of preserving the interests of customers. The Superintendence of Pensions of El Salvador issued resolution A-AF-DO-072-2005 imposing fine for US$1. On February 28, 2005 AFP Crecer S.A filed an appeal, which has been admitted and temporarily suspended the effects of fine, evidence has been presented, and a final decision is now expected. If the appeal is unsuccessful AFP Crecer S.A would probably argue that the statute of limitation has lapsed and/or try to use any other legal defenses. This would probably take approximately 2 additional years. Management believes the contingency is low.
b. According to resolution No. PA-016-2006 notified on February 13, 2006, the Superintendency of Pensions of El Salvador imposed a fine of US$28, to AFP Crecer S.A, for omitting to give information regarding some commitments in a term of 5 days. On February 16, 2006, AFP Crecer S.A filed an appeal before the Superintendency of Pensions of El Salvador arguing that the information required was in duly given. This appeal was admitted on February 17, 2006, temporarily suspending the effects of the abovementioned resolution, and consequently, opening to the evidence stage. On March 6, 2006 the Superintendency of Pensions of El Salvador denied the appeal and ordered AFP Crecer S.A to pay the correspondent fine in the term specified on the “Ley del Sistema de Ahorro para Pensiones”. On March 31, 2006 AFP Crecer S.A filed a motion before the Contentious Administrative Court (“Sala de lo Contencioso Administrativo") of the Supreme Court of Justice of El Salvador against this decision, which was admitted on May 31, 2006. The appealed decisions, were temporarily suspended and the fine will only be effective once is a definitive decision by the Supreme Court of El Salvador.
The opinion of the Attorney’s General Office of the Republic of El Salvador is unfavorable. We expect the final decision in a period of one year approximately. Management believes the contingency is low.
c. According to resolution No. A-AF-DO-330-2004 issued on November 9, 2004, the Superintendency of Pensions of El Salvador ordered AFP Crecer S.A to calculate correctly the value of the complementary certificate of transfer, corresponding to the months of October and November of 2003, pursuant to the requirements of the above mentioned resolution, in order to compare the original value and establish the amount to return to the government of El Salvador and do the corresponding refund with its own funds, without affecting the Cuenta Individual de Ahorro para Pensiones of the pensioners.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
On September 27, 2007, AFP Crecer S.A requested the rectification of resolution No. A-AF-PE-195-2007 of the Superintendency of Pensions of El Salvador. AFP Crecer also requested that a procedure be followed, this procedure is known as the complementary payment for insufficiencies in the amount of the certificate of transfer and refund of payments in excess, established by the Reglamento para la Emision y Pago del Certificado de Traspaso. Pursuant to resolution A — AF — DO — 243 — 2007, of December 10, 2007, the Superintendency of Pensions of El Salvador found that the request of AFP Crecer S.A. was groundless. As of December 31, 2007, AFP Crecer S.A is analyzing the further steps to be taken.
Before initiating a judicial process, the administration is searching for a solution with the opposing party, according to the regulation that governs the emissions in excess, with the purpose of eliminating the administrative process. Management believes the contingency is low.
Banco Agrícola S.A
As of December 31, 2007 and 2006, Banagrícola has the following judicial or administrative litigations:
a. As of December 31, 2007, before the Fifth Mercantile Court of El Salvador (“Juzgado Quinto de lo Mercantil”) is a process for damages against BA for a supposed responsibility in the managing of an Executive Mercantile Judgment, filed in 1987 by Banagrícola against a customer, the process before the Fifth Mercantile Court of El Salvador is for an amount of Ps 443,247. As of December 31, 2007, Banagrícola has filed a constitutional action (“recurso de amparo”) before the Superior Civil Court of the Supreme Court of Justice (“Sala de lo Civil de la Corte Suprema de Justicia”). This action has been admitted, suspending the process until the constitutional action is decided. In opinion of Banagrícola’s legal advisers, there are sufficient arguments for the claim to dismissed without liability from Banagrícola, which classifies this contingency as remote.
b. As of December 31, 2007, BA has two complaints filed against it by the Salvadorian Tax Authority (“Direccion General de Impuestos Internos”) before the Supreme Court of Justice, regarding a complementary determination of Tax to the Transfer of Personal property (“Impuesto a la Transferencia de Bienes Muebles”) and Tax of Services — VAT (“Prestacion de Servicios-IVA) related to the fiscal years of 2002 and 2003; and a process before the Court of Appeals of Internal Taxes and Customs against the Salvadorian Tax Authority, regarding the fiscal year 2002. The amounts of these processes amounted to US$4,261 and US$8,021, respectively. Management believes the contingency is probable however, the final resolution of these cases will not have significant effects in the financial situation or results of operations.
Fundicom S.A.
labor action against Fundicom S.A. existed at December 31, 2006 and 2007, in which various ex-employees are claiming damages for wrongful dismissal. This proceeding is being held before the Labor Court No. 11 of Bogota and is still in its initial stage. The estimated value of the contingency amounts to Ps 587 and Ps 441 in 2007 and 2006 respectively.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The other subsidiaries have not reported any other contingencies existing as of December 31, 2007. The Bank’s provisions were recorded as accrued expenses in the consolidated Balance Sheet.
(27) Administrative and Other Expenses
Administrative and other expenses consisted of the following:

	2005		2006		2007

Public services	Ps	47,175	Ps	53,512	Ps	69,857
Advertising		50,235		63,214		68,222
Industry and trade, property, vehicle and other taxes		121,699		129,141		147,684
Communication, postage and freight		48,254		52,403		85,042
Insurance		27,446		29,635		23,660
Security services		29,339		27,292		33,655
Amortization of deferred charges		48,310		40,692		61,143
Rental expenses		56,375		62,182		70,949
Maintenance and repairs		99,678		123,169		164,590
Contributions and membership fees		14,587		17,115		31,971
Temporary services		17,440		31,316		18,379
Travel expenses		17,799		22,840		21,999
Professional fees		56,004		59,506		79,599
Call center services		20,041		26,404		26,617
Information processes outsourcing		18,218		22,731		38,383
Warehouse expenses		11,398		11,777		—
Software (1)		34,523		24,041		32,175
Alliance SUFI — Almacenes Exito S.A. Expense		2,903		10,950		14,333
Operational expenses related with consortium		10,514		9,138		10,198
Electronic processing data		12,108		4,934		3,575
Public relation		2,586		2,052		2,799
Other (1)		46,547		58,138		66,309

Total	Ps	793,179	Ps	882,182	Ps	1,071,139

(1)	The amount disclosed in the table for 2006 differs from those disclosed in the annual report of 2006, because they were reclassificated for comparative purposes with the information of 2007.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(28) Non-Operating Income (Expenses)
The following table summarizes the components of the Bank’s non-operating income and expenses:

	Year ended December 31,
	2005		2006		2007
	(Ps million)
Non-operating income (expenses):
Other income(1)	Ps	109,770	Ps	194,589	Ps	126,796
Minority interest		(6,496)		(6,352)		(13,246)
Other expenses(2)		(105,120)		(149,243)		(81,549)

Total non-operating income (expenses), net	Ps	(1,846)	Ps	38,994	Ps	32,001

(1)
For 2007 includes gains on sale of foreclosed assets, property, plant and equipmet and other assets, securitization residual benefit, insurance contracts sells and rent. For 2006 includes recovery of deferred tax liability for Ps 98,788 registered in 2005 by the Bank.

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
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(29) Related Party Transactions
Significant balances and transactions with related parties were as follows:
2005

							Shareholders with
							participating stock
							lower than 10% of
	Shareholders with						the Bank’s capital
	participating stock						and with
	equal to or higher				Bank’s officers		operations higher
	than 10% of		Non-consolidated		and board of		than 5% technical
	Bank’s capital		investments		directors(1)		equity

Balance Sheet
Loans		—		149,889		18,802		3
Customer’s acceptances and derivatives		—		—		—		175,095
Accounts receivable		—		43,147		306		118,362

Total (1)	Ps	—	Ps	193,036	Ps	19,108	Ps	293,460

Deposits (1)		157		96,664		996		393,088
Accounts payable		—		1,768		—		198
Bonds		—		3,310		—		18,960

Total	Ps	157	Ps	101,742	Ps	996	Ps	412,246

Transactions Income
Dividends received		—		6,403		—		—
Interest and fees		—		19,965		1,963		64
Other		—		73		133		—

Total	Ps	—	Ps	26,441	Ps	2,096	Ps	64

Expenses
Interest		23		3,459		629		29,667
Fees		—		—		100		—
Other		—		—		3		—

Total	Ps	23	Ps	3,459	Ps	732	Ps	29,667

(1)
The data presented herein for 2005 exclude the transactions with the Qualifying Special Purpose Entity — QSPE of Titularizadora Colombiana S.A. and Deceval S.A. and therefore differ from corresponding data presented in previous years.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
2006

							Shareholders with
							participating stock
							lower than 10% of
	Shareholders with						the Bank’s capital
	participating stock						and with
	equal to or higher				Bank’s officers		operations higher
	than 10% of		Non-consolidated		and board of		than 5% technical
	Bank’s capital		investments		directors(1)		equity

Balance Sheet
Investment securities (1)		—		737		—		—
Loans		10,610		90,783		36,231		—
Customer’s acceptances and derivatives		—		2		—		107,640
Accounts receivable		89		8,632		4,108		—

Total	Ps	10,699	Ps	100,154	Ps	40,339	Ps	107,640

Deposits (1)		632		107,389		8,656		287,000
Overnight funds		—		448		—		—
Accounts payable		6		477		2,274		—
Bonds		—		610		—		35,300

Total	Ps	638	Ps	108,924	Ps	10,930	Ps	322,300

Transactions Income
Dividends received		—		11,206		—		—
Interest and fees		899		29,639		3,339		—
Other		—		2		—		—

Total	Ps	899	Ps	40,847	Ps	3,339		—

Expenses
Interest		49		6,703		6,642		22,400
Fees		—		—		156		—
Other		—		—		18		—

Total	Ps	49	Ps	6,703	Ps	6,816	Ps	22,400

(1)
The data presented herein for 2006 exclude the transactions with the Qualifying Special Purpose Entity — QSPE of Titularizadora Colombiana S.A. and Deceval S.A. and therefore differ from corresponding data presented in previous years.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
2007

							Shareholders with
							participating stock
							lower than 10% of
	Shareholders with						the Bank’s capital
	participating stock						and with
	equal to or higher				Bank’s officers		operations higher
	than 10% of		Non-consolidated		and board of		than 5% technical
	Bank’s capital		investments		directors (1)		equity

Balance Sheet
Investment securities		—		75,546		—		—
Loans		390		80,231		40,393		—
Customer’s acceptances and derivatives		624		23,065		—		2,339
Accounts receivable		19		11,678		488		—

Total	Ps	1,033	Ps	190,520	Ps	40,881	Ps	2,339

Deposits		789		184,127		2,164		480,095
Bonds		—		3,000		—		74,567

Total	Ps	789	Ps	187,127	Ps	2,164	Ps	554,662

Transactions Income
Dividends received		—		3,635		—		—
Interest and fees		53		234		61		—

Total	Ps	53	Ps	3,869	Ps	61		—

Expenses
Interest		345		8,881		521		35,424
Fees		—		—		439		—

Total	Ps	345	Ps	8,881	Ps	960	Ps	35,424

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(30) Subsequent Events
Extraordinary annulment action challenging the May 16, 2006 ruling of the Arbitration Tribunal Arbitration Proceeding: Jaime Gilinski and others Vs. The Bank and others.
On May 16, 2006, the arbitration tribunal issued an award that ruled in favor of Bancolombia on the majority of the claims, regarding an arbitration process initiated by the Messrs. Jaime and Isaac Gilinski in conjunction with certain foreign entities against Bancolombia, its Board of Directors of 1997, its President, Mr. Jorge Londoño Saldarriaga, and its Vice President of Finance, Mr. Jaime Alberto Velasquez Botero, to solved some differences relating to the process of acquisition by BIC of a majority of the stock of the old Banco de Colombia and the subsequent merger of both entities.
The plaintiffs’ main claim sought a declaration nullifying the acquisition by BIC of a majority stake in Banco de Colombia. The petition also contained other secondary causes of action, all of which totaled a considerable sum. The arbitration tribunal denied all the plaintiffs’ claims against the senior management and exonerated them from all liability, ordering the plaintiffs to pay the court costs. In addition, the arbitration tribunal held that plaintiffs had failed to prove that Bancolombia and its senior management committed any fraudulent operations or fraudulent representations regarding the above-mentioned agreement, and denied any pain and suffering damages in favor of the plaintiffs.
However, the tribunal decided that the Bank should pay an indemnification for the amount of Ps 15,360 that, including, the loss of profits amounted to Ps 40,570, to the plaintiffs with respect to non-compliance with some secondary obligations in the capitalization process in 1998. The Bank filed an extraordinary annulment action before the Superior Tribunal of Bogota.
The Bank classified this contingency as probable because it is an action for which there is no appeal. Consequently, as of December 31, 2007, the Bank allocated a provision of Ps 27,704.
As of March 11, 2008, the paying amount by the Bank regarding this arbitration process is approximately Ps 61,753 including the interests liquidated until March 11, 2008.
Arbitration Proceeding: The Bank Vs. Gilinski.
On February 26, 2008, the Tribunal Superior de Bogota (the “Superior Court”) annulled arbitral tribunal the decision of March 30, 2006.
On March 5, 2008, the Bank filed a “demanda de tutela” — an action alleging a violation of constitutional rights — before the Colombian Supreme Court of Justice (the “Supreme Court”) seeking to have annulled the decision of February 26, 2008, of the Civil Chamber of the Superior Court of Bogota rendered against the Bank. In its action, the Bank asserts that the Superior Court violated Bancolombia’s constitutional rights when it annulled the arbitral award of 2006, in which Mr. Jaime Gilinski was found liable and obliged to compensate the Bank. This constitutional action is still pending.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
On March 28, 2008, the Civil Chamber of the Supreme Court temporarily suspended the decision of the Tribunal Superior de Bogota (the “Superior Court”) dated February 26, 2008, that annulled an award granted by an arbitral tribunal in March 30, 2006. This award was appealed by the counterparty, against the Labor Chamber of the Supreme Court of Justice (Sala Laboral de la Corte suprema de Justicia). Additionally, the Bank presented an appeal “recurso extraordinario de revision” before the Civil Chamber of the Colombian Supreme Court of Justice, which is still pending.
On May 15, 2008, the Labor Chamber of the Supreme Court of Justice (Sala Laboral de la Corte Suprema de Justicia) revoked the temporary order granted by the Civil Chamber of the Supreme Court of Justice on March 28, 2008, while the appeal (recurso extraordinario de revision) filed by Bancolombia S.A. remained pending. In its decision, the Labor Chamber also ruled that the guarantee (garantía fiduciaria) would remain in effect.
Arbitration Proceeding: Luis Alberto Durán Vs. Bancolombia.
On March 5, 2008, the Superior Court dismissed the extraordinary annulment action filed by the Bank on February 17, 2004. The court rejected BC’s claim for annulment. Under the arbitral award, shareholders of the former Banco de Colombia will be entitled to compensation if they: (i) fulfill the requirements established in articles 55 and 66 of Law 472 of 1998, (ii) fulfill the requirements established in the arbitral award, (iii) timely became parties to the class action or have timely accepted the outcome of the arbitral award, and (iv) have not elected to be excluded from the class action or its outcome.
April 8, 2008 the Bank sent to the Defensoría del Pueblo, entity in charge of paying to the beneficiaries of the case the amount ordered by the Court, which amounted to a total of Ps 3,335. This amount will cover the claims from the shareholders of the former Banco de Colombia that were timely asked through the Defensoría del Pueblo.
Proceeding related to the “Gilinski Case”, before the United States Court for the Southern District of New York.
In June 2, 2008, the United States Court of Appeals for the Second Circuit (the “Court of Appeals”) confirmed the decision of February 28, 2007 by the United States Court for the Southern District of New York (the “Court”).
The Court of Appeals held that the Tribunal had decided the merits of all claims, and confirmed particularly, that the Tribunal rejected the main three allegations of the complaint filed before the Court. The Tribunal found that (i) Bancolombia had not manipulated the price of ADRs on the New York Stock Exchange; (ii) the failure to raise US$150,000 was neither a breach of an express contractual obligation nor fraudulent or willful misconduct; and (iii) neither Bancolombia nor the remaining defendants engaged in transactions or conduct in violation of Colombian law and sound banking practices.
Announcement of Multienlace’s sale
On June 6, 2008, Bancolombia announced the execution of an agreement whereby it sold 100% of its direct and indirect interest in Multienlace S.A. to Stratton Spain S.L., equating to approximately 98% of Multienlace S.A. The purchase price was Ps 105,882.6 and the sale remains subject to customary closing conditions.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(31)	Differences Between Colombian Accounting Principles for Banks and U.S. GAAP
The Bank’s financial statements are prepared in accordance with generally accepted accounting principles and practices prescribed by the Superintendency of Finance and other legal provisions (“Colombian GAAP”). These principles and regulations differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), and therefore this note presents a reconciliation of net income and stockholders’ equity to U.S. GAAP. Certain items in the reconciliations were reclassified to conform with current year presentation.
a)	Reconciliation of net income:
The following table summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on net income for the years ended December 31, 2005, 2006 and 2007:

	2005		2006		2007

Consolidated net income under Colombian GAAP	Ps	946,881	Ps	749,529	Ps	1,086,923
a) Deferred income taxes		121,025		(132,003)		(91,280)
b) Employee benefit plans		(1,733)		10,320		18,127
c) Inflation adjustment		(4,423)		(104)		(151)
e) Allowance for loans losses, financial leases losses, foreclosed assets and other receivables		(108,886)		195,549		(69,809)
f) Loan origination fees and costs		3,277		16,798		7,241
g) Interest recognition on non-accrual loans		3,976		2,377		6,832
h) Deferred charges		(1,761)		(3,130)		7,192
i) Investment securities & derivatives		27,159		(36,235)		(9,190)
j) Investments in unaffiliated companies		(4,085)		(1,545)		(968)
k) Investments in affiliates		18,277		6,598		13,321
l) Lessor accounting		1,931		(1,703)		709
m) Business combinations
m.i) Goodwill		31,394		22,642		82,075
m.ii) Intangible assets		(5,889)		(88,248)		(42,063)
m.iii) Fair value adjustments to assets and liabilities acquired		(140,102)		186,546		(6,860)
n) Securitization non-performing loans		5,851		4,717		19,702
o) Foreign currency translation adjustment		1,651		7,853		13,115
p) Minority interest		(3,422)		4,793		(7,965)
r) Guarantees		—		(3,571)		(2,549)
s) Insurance Contracts		—		—		(4,945)
u) Equity tax		—		—		(3,813)

Consolidated net income under U.S. GAAP	Ps	891,121	Ps	941,183	Ps	1,015,644

Net income from continuing operations	Ps	930,022	Ps	986,762	Ps	1,072,607
Income (Loss) from operations and disposal of discontinued Operations	Ps	(38,901)	Ps	(45,579)	Ps	(56,963)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
b)	Reconciliation of Stockholders’ Equity:
The following tables summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on stockholders’ equity for the years ended December 31, 2006 and 2007:

	2006		2007

Consolidated stockholders’ equity under Colombian GAAP	Ps	3,646,612	Ps	5,199,270
a) Deferred income taxes		66,326		(108,876)
b) Employee benefit plans		1,052		4,507
c) Inflation adjustment		38,689		38,538
d) Revaluation of assets		(140,693)		(319,646)
e) Allowance for loans losses, financial leases losses, foreclosed assets and other receivables		416,142		561,442
f) Loan origination fees and costs		70,531		77,772
g) Interest recognition on non-accrual loans		8,385		15,217
h) Deferred charges		(6,166)		(11,291)
i) Investment securities & derivatives		(142,421)		(163,559)
j) Investments in unaffiliated companies		(13,298)		(14,266)
k) Investments in affiliates		37,175		50,496
l) Lessor accounting		228		937
m) Business combinations
m.i) Goodwill		543,164		276,217
m.ii) Intangible assets		142,100		487,691
m.iii) Fair value adjustments to assets and liabilities acquired		(127,176)		(171,222)
n) Securitization of non performing loans		10,568		30,270
p) Minority interest		1,371		(6,595)
r) Guarantees		(3,571)		(6,120)
s) Insurance contracts		—		(3,228)

		902,406		738,284

Consolidated stockholders’ equity under U.S. GAAP	Ps	4,549,018	Ps	5,937,554

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
c)	Supplemental Consolidated Condensed Financial Statements under U.S.GAAP:
The presentation of balance sheet and income statement under U.S. GAAP differs from that from Colombian GAAP due to the acquisition of Conavi and Corfinsura in 2005 and Banagrícola in 2007. As a result, we are presenting the summarized consolidated financial statements under U.S.GAAP for years ended December 31, 2006 and 2007:
Supplemental Consolidated Condensed Balance Sheets

	2006		2007

Assets:
Cash and due from banks	Ps	2,010,120	Ps	5,239,778
Trading account		2,926,959		2,287,673
Investment securities, net		2,912,524		3,414,275
Loans		21,358,135		33,482,038
Financial lease		3,553,514		4,699,764
Allowance for loans, financial leases losses and other receivables		(507,641)		(1,055,697)
Premises and equipment, net		1,637,039		1,922,999
Other assets		1,552,684		3,055,923

Total assets	Ps	35,443,334	Ps	53,046,753

Liabilities and Stockholders’ Equity:
Deposits		23,191,301		34,356,264
Short term debt		1,209,776		1,195,849
Long term debt		3,609,352		6,506,127
Other liabilities		2,836,369		4,986,221
Minority interest		47,518		64,738
Shareholders’ equity		4,549,018		5,937,554

Total Liabilities and Stockholders’ equity	Ps	35,443,334	Ps	53,046,753

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Supplemental Consolidated Condensed Statements of Operations

	2005(1)		2006(1)		2007(1)

Total interest income	Ps	2,847,397	Ps	3,252,850	Ps	4,695,568
Total interest expense		(1,032,576)		(1,272,358)		(1,914,902)

Net interest income		1,814,821		1,980,492		2,780,666
Provision of loans, leases and other receivables		(230,015)		(1,765)		(678,962)

Net interest income after provision of loans, leases and other receivables		1,584,806		1,978,727		2,101,704
Other income		938,250		1,153,643		1,610,168
Other expenses		(1,445,552)		(1,945,737)		(2,189,349)

Income before income taxes		1,077,504		1,186,633		1,522,523
Income tax expense		(147,482)		(199,871)		(449,916)

Net income from continued operations		930,022		986,762		1,072,607
Discontinued Operations		(38,901)		(45,579)		(56,963)

Net income	Ps	891,121	Ps	941,183	Ps	1,015,644

(1)	The amounts disclosed in the table for 2005 and 2006 differ from those disclosed in the annual report of 2006; these changes correspond to discontinued operations of Multienlace S.A.
Supplemental Consolidated Condensed Statements of Cash Flows (1)

	2005		2006		2007

Net income	Ps	891,121	Ps	941,183	Ps	1,015,644
Adjustments to reconcile net income to net cash used by operating activities		(5,215,860)		(9,485,717)		(13,723,203)

Net cash used by operating activities		(4,324,739)		(8,544,534)		(12,707,559)
Net cash (used) provided in investing activities		(6,133,179)		5,411,530		460,615
Net cash provided by financing activities		10,938,580		3,413,102		15,476,602

Increase in cash and cash equivalents	Ps	480,662	Ps	280,098	Ps	3,229,658

Cash and cash equivalents at beginning of year		1,249,360		1,730,022		2,010,120

Cash and cash equivalents at end of year	Ps	1,730,022	Ps	2,010,120	Ps	5,239,778

(1)
This consolidated statement of cash flow includes the following non cash transactions: Ps 80,894 related to restructured loans that were transferred to foreclosed assets and foreign exchange gain of Ps 40,699.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Supplemental Consolidated Condensed Changes in Stockholders’ Equity

	2005		2006		2007

Balance at beginning of year	Ps	2,267,286	Ps	4,125,996	Ps	4,549,018
Shares issued at market value (1)		1,164,218		—		927,612
Net income		891,121		941,183		1,015,644
Dividends declared		(216,838)		(369,736)		(403,164)
Other comprehensive loss		(19,148)		(116,229)		(113,681)
Other movements		39,357		(32,196)		(37,875)

Balance at end of year	Ps	4,125,996	Ps	4,549,018	Ps	5,937,554

(1)
The line shares issued for Ps 236,212 in the consolidated statement of stockholder’s equity under Colombian GAAP for the year 2005, reflects the par value of shares; the line shares issued for Ps 1,164,218 in this table reflects the fair market value of shares issued under U.S. GAAP. In 2007 Bancolombia S.A. issued a total of 59,999,998 preferred shares.

Supplemental Consolidated Statement of Comprehensive Income

	2005		2006		2007

Net Income	Ps	891,121	Ps	941,183	Ps	1,015,644
Other comprehensive income, net of tax:
Unrealized gain or (loss) on securities available for sale		2,106		(146,925)		(34,731)
Pension liability		(19,603)		(2,217)		(10,130)
Foreign currency translation adjustments		(1,651)		(7,853)		(68,820)

Other comprehensive (loss) or gain		(19,148)		(156,995)		(113,681)

Comprehensive income	Ps	871,973	Ps	784,188	Ps	901,963

Other comprehensive income (loss)
2005

	Before-Tax		(Tax Expense)		Net-of-tax
	Amount		or Benefit		Amount

Unrealized gain or (loss) on securities available for sale	Ps	6,816	Ps	(4,710)	Ps	2,106
Additional minimum liability (net actuarial loss)		(32,876)		13,273		(19,603)
Foreign currency translation adjustment		(1,651)		—		(1,651)

Other comprehensive income (loss)	Ps	(27,711)	Ps	8,563	Ps	(19,148)

2006

	Before-Tax		(Tax Expense)		Net-of-tax
	Amount		or Benefit		Amount

Unrealized gain or (loss) on securities available for sale	Ps	(232,271)	Ps	85,346	Ps	(146,925)
Additional pension liability		(3,487)		1,270		(2,217)
Foreign currency translation adjustment		(7,853)		—		(7,853)

Other comprehensive income (loss)	Ps	(243,611)	Ps	86,616	Ps	(156,995)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
2007

	Before-Tax		(Tax Expense)		Net-of-tax
	Amount		or Benefit		Amount

Unrealized gain or (loss) on securities available for sale	Ps	(51,632)	Ps	16,901	Ps	(34,731)
Additional pension liability		(14,672)		4,542		(10,130)
Foreign currency translation adjustment		(68,820)		—		(68,820)

Other comprehensive income (loss)	Ps	(135,124)	Ps	21,443	Ps	(113,681)

Accumulated other comprehensive income

	Unrealized
	Gains (Losses)				Foreign		Accumulated
	on		Pension		Currency		Other
	Securities, net of		Liability, net of		Translation		Comprehensive
	taxes		taxes		Adjustment		Income
Beginning balance for 2005	Ps	66,385	Ps	(10,319)	Ps	(8,661)	Ps	47,405
Current-period change		2,106		(19,603)		(1,651)		(19,148)

Ending balance for 2005		68,491		(29,922)		(10,312)		28,257

Beginning balance for 2006		68,491		(29,922)		(10,312)		28,257
Current-period change		(146,925)		(2,217)		(7,853)		(156,995)
Effects of adoption FAS 158		—		40,766		—		40,766

Ending balance for 2006	Ps	(78,434)	Ps	8,627	Ps	(18,165)	Ps	(87,972)

Beginning balance for 2007	Ps	(78,434)	Ps	8,627	Ps	(18,165)	Ps	(87,972)
Current-period change		(34,731)		(10,130)		(68,820)		(113,681)

Ending balance for 2007	Ps	(113,165)	Ps	(1,503)	Ps	(86,985)	Ps	(201,653)

Summary of significant differences and required U.S. GAAP disclosures
a)	Deferred income taxes:
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
Under U.S. GAAP, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized. During 2007, the Bank calculated deferred income taxes based on the tax benefits received upon the acquisition of certain property and equipment in accordance to EITF 98-11 — Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Income tax expense under U.S. GAAP is comprised of the following components for the years ended at December 31, 2005, 2006 and 2007:

	2005		2006		2007

Current income tax expense	Ps	178,992	Ps	136,307	Ps	338,364
Deferred income tax (benefit) expense		(22,502)		71,788		114,799

Total	Ps	156,490	Ps	208,095	Ps	453,163

	2005		2006		2007

Continuing operation income tax	Ps	147,482	Ps	199,871	Ps	449,916
Discontinued operation income tax		9,008		8,224		3,247

Income tax	Ps	156,490	Ps	208,095	Ps	453,163

Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2006 and 2007 were as follows:

	2006		2007
Deferred tax assets and liabilities

Deferred tax assets:
Allowance for loan losses	Ps	—	Ps	28,527
Fixed assets		169,674		135,192
Tax losses and excess of presumed income over ordinary income		11,129		23,465
Allowance for foreclosed assets		—		17,965
Accrued expenses		34,760		33,779
Excess of accrued income over valuation income		4,418		3,625
Business combination		—		21,971
Unrealized gain on investment securities		43,504		61,909
Deferred interest on restructured loans		17,741		20,421
Other		15,836		20,731

Total gross deferred tax assets		297,062		367,585
Less valuation allowance		(19,708)		(9,491)

Net deferred tax asset	Ps	277,354	Ps	358,094

Deferred tax liabilities:
Accrual of employee benefits	Ps	381	Ps	1,577
Fixed assets		—		31,978
Allowance for loan losses		32,875		130,448
Allowance for foreclosed assets		4,829		26,308
Loan origination fees and cost		22,829		24,795
Forward, future and swaps effect		37,537		49,994
Inflation adjustments		78,051		76,090
Business Combination		16,926		24,842
Intangible assets		50,762		134,233
Excess of accrued income over valuation income		—		11,790
Securitization		3,804		10,595
Other		3,003		7,813

Total deferred liabilities		250,997		530,463

Net deferred asset (liability)	Ps	26,357	Ps	(172,369)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The valuation allowance for deferred tax assets as of December 31, 2006 and 2007 was Ps 19,708 and Ps 9,491, respectively. The net change in the total valuation allowance for the year ended December 31, 2006 was an increase of Ps 15,268 and for the year ended December 31, 2007 was a decrease of Ps 10,217. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.
The 37% income tax nominal rate for years 2005, 2006 and 36% for year 2007 differs from 14.94%, 18.12% and 30.85% effective tax rate for years 2005, 2006 and 2007, due to the following:

	2005		2006		2007
Income before tax U.S. GAAP(1)	Ps	1,047,611	Ps	1,149,278	Ps	1,468,807

Income tax as per statutory rate		387,616		425,233		528,771
Effect of foreign profit taxed other rate		—		—		(43,757)
Non-deductible items / provisions		48,225		77,002		72,868
Non-taxable income		(136,513)		(197,587)		(139,882)
Others		(141,948)		(111,820)		45,380
Increase (decrease) in tax valuation allowance		(890)		15,267		(10,217)

Income tax	Ps	156,490	Ps	208,095	Ps	453,163

(1)	It represents continuing operation and discontinued operation.
For years ended December 31, 2005, 2006 and 2007, non-taxable income includes off shore subsidiaries’ income tax, dividend income tax, gain on sales of stocks tax, interest income over mortgage securities tax, interest income on VIS housing loans tax and recoveries of deductible items tax.
As of December 31, 2007, the Bank intended to capitalize the results from its off-shore Subsidiaries. Accordingly, no deferred income tax liability was recorded for the undistributed profits of Bancolombia Panamá and its subsidiaries, Bancolombia Puerto Rico and Suleasing Internacional and its subsidiaries. The undistributed profits in such Subsidiaries were Ps 356,666 at December 31, 2007.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
FIN 48
The Bank adopted the provisions of Interpretation 48 — Accounting for uncertainty in income taxes (“FIN 48”) in 2007. The interpretation clarifies the accounting and reporting for uncertainty in income taxes recognized by the Bank and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.
The Bank records interest and penalties, when necessary, related to the probable losses in Other expenses in the statements of operations.
The adoption of FIN 48 did not have impact on the Bank, and there are no unrecognized tax benefits. Furthermore, the Bank did not have interest and penalties recognized in the balance sheet as of December 31, 2007.
The Bank is not aware of positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will be significantly increased or decreased within 12 months of the reporting date.
The open tax years of the major companies of the Bancolombia Group are as follows:

Company	Open tax year

Bancolombia	2006 – 2007
Fiduciaria Bancolombia	2006 – 2007
Leasing Bancolombia	2006 – 2007
Sufinanciamiento	2006 – 2007
Valores Bancolombia	2006 – 2007
Renting Colombia	2005 – 2007
Factoring Bancolombia	2005 – 2007
Banca de Inversión	2007
Banco Agrícola	2004 – 2007

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
b)	Employee benefit plans:
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
Pension Plan
In 1967, the Social Security Institute assumed the pension obligation for the majority of the Bank’s employees; however, employees who had more than ten years of service prior to that date, continued participating in the Bank’s non-contributory unfunded defined benefit pension plan. Under this plan, benefits are based on length of service and level of compensation. As of December 31, 2007, there were nearly 950 participants covered by the Plan.
The measurement for pension plan obligations differs from Colombian GAAP to U.S. GAAP basically due to the fact that Colombia GAAP requires calculation of the estimated liability using the actuarial methodology given by the law, the actuarial assumptions, based on nominal discount, salary and pension increase rates, and the method of computing the net periodic pension costs.
Severance obligation
Under Colombian labor regulations, employees are entitled to receive one month’s salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations to permit companies, subject to the approval of the employees, to pay the severance obligation to their employees on a current basis. Law 50 from 1990, also enabled each worker freely to choose which pension fund would manage the amount accrued during the year of his/her severance pay. This amount must be transferred by headquarters to the pension funds no later than the following period.
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
As of December 31, 2007 there were 1,753 participants remaining in the original severance plan.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Until December 31, 2006, the pension plan and severance obligation included employees from the Bank and Almacenar S.A. As a result of the sale of Almacenar S.A., dated February 2007, 16 of Almacenar’s employees who participated in the pension plan and 22 employees who participated in Severance plan were not included in the calculation. The Bank does not maintain any pension or severance obligation with Almacenar’s employees after the date of sale.
Upon the Conavi/Corfinsura merger did not have a defined benefit plan for their employees and they were not entitled to join the Bank’s defined benefit plan.
Disclosure and calculation of differences under U.S. GAAP
The economic assumptions used in the determination of pension obligations under U.S. GAAP differ from those used under Colombian GAAP because the latter are established annually by the Colombian regulations.

	2005		2006		2007

Components of net periodic benefit cost
Service cost	Ps	1,604	Ps	4,277	Ps	3,447
Interest cost		27,504		18,477		16,950
Amortization of prior service cost		143		135		131
Amortization of net transition obligation (Assets)		1,048		1,017		978
Amortization of net (gain) or loss		562		(401)		(3,470)

Adjustment to be recognized
Net periodic pension cost under U.S. GAAP		30,861		23,505		18,036
Net periodic pension cost under Colombian GAAP		29,128		33,825		36,163

Difference to be recognized under U.S. GAAP	Ps	(1,733)	Ps	10,320	Ps	18,127

The combined costs for the above mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2006 and 2007, are summarized below:

	2006		2007

Change in project benefit obligation
Unfunded benefit obligation at beginning of year	Ps	133,498	Ps	111,587
Service cost		4,277		3,447
Interest cost		18,477		16,950
Actuarial (gain)/loss		(21,552)		(655)
Effect of settlements(1)		—		(1,741)
Cost of plan amendment(2)		—		13,056
Benefits paid		(23,113)		(22,812)

Unfunded benefit obligation at end of year	Ps	111,587	Ps	119,832

Accrued benefit cost under Colombian GAAP		(112,639)		(124,339)

Difference to be recognized under U.S. GAAP Stockholders’ equity	Ps	1,052	Ps	4,507

(1)	The effect of settlement is related to the sale of Almacenar S.A.

(2)
Due to the retroactive effect of sentence 862/2006, Bancolombia was required to recognize pension benefit increases ranging from about 1% to more than 400% to approximately 123 retirees and beneficiaries. The increase in the Project Benefit Obligation as of 12/31/2007 due to this plan amendment is treated as prior service cost.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)

	2006		2007

Net Amount Recognized in the Consolidated Balance Sheet at December 31.

Statement of Financial Position
Noncurrent Assets	Ps	(4,208)	Ps	(6,194)
Current Liabilities		11,987		13,441
Noncurrent Liabilities		103,808		112,585

Amount Recognized in Financial Position	Ps	111,587	Ps	119,832

Accumulated Other Comprehensive Income
Net Actuarial Gain (Loss)	Ps	16,151	Ps	12,452
Net Prior Service (Cost)/Credit		(424)		(13,350)
Net Transition (Obligation) Asset		(3,368)		(1,415)

Total at December 31.		12,359		(2,313)

Deferred income tax		(3,732)		810

Accumulated other comprehensive Income (Loss)	Ps	8,627	Ps	(1,503)

The changes in the Accumulated other comprehensive Income are as follows:

	2007

Increase or (decrease) in Accumulated other comprehensive Income

Recognized during year — Transition (Obligation)/Asset	Ps	979
Recognized during year — Prior Service (Cost)/Credit		131
Recognized during year — Net Actuarial (Losses)/Gains		(3,381)
Occurring during year — Prior service cost		(13,056)
Occurring during year — Net Actuarial Losses/(Gains)		655

Accumulated other comprehensive Income in current year	Ps	(14,672)

The Bank expects the following amounts in other comprehensive income to be recognized as components of net periodic pension cost during 2008:

Net transition obligation/(asset)	Ps	789
Net prior service cost		1,217
Net loss/(gain)		(3,435)

Total	Ps	(1,429)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The economic assumptions adopted are shown below in nominal terms. Those assumptions used in determining the actuarial present value of pension obligation and the projected pension obligations for the plan years were as follows.

	2005	2006	2007

Discount rate	8.68%	8.68%	9.25%
Rate of compensation increases	6.33%	6.07%	6.00%
Rate of pension increases	4.50%	4.50%	5.00%
Estimated Future Benefit Payments
The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension	Other
	Benefits	Benefits

2008	14,048	12,732
2009	12,727	7,948
2010	12,742	7,520
2011	12,346	10,592
2012	12,268	13,487
Years 2013 — 2017	62,134	79,411
c)	Inflation adjustment
The consolidated financial statements under COL GAAP were adjusted for inflation based on the variation in the IPC for middle income-earners, from January 1, 1992, to December 31, 2000. The adjustment was applied monthly to non-monetary assets, equity (except for the revaluation surplus and exchange adjustment), contingent accounts and memorandum accounts.
Financial statements are adjusted for inflation under U.S. GAAP when an entity operates in a hyperinflationary environment. The U.S. GAAP adjustment represents the cumulative inflation adjustment on the Bank’s non-monetary assets for inflation occurring prior to January 1, 2001, less depreciation expense.
d)	Revaluation of assets
In accordance with Colombian GAAP, reappraisals of a portion of the Bank’s premises and equipment, equity investments and other non-monetary assets are made periodically and recorded in offsetting accounts which are shown under the asset caption “reappraisal of assets” and the stockholders’ equity caption “Surplus from reappraisals of assets”. The last valuation was in December 2007. Under U.S. GAAP, reappraisals of assets are not permitted.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
e)	Allowance for loan losses, financial leases, foreclosed assets and other receivables
As established by the Superintendency of Finance, the methodology for evaluating loans under Colombian GAAP, as discussed in Note 2 (i), is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentage estimates. Under both Colombian GAAP and U.S. GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to operations.
Under U.S. GAAP, allowance for loan losses represents the management’s estimate of probable losses inherent in the portfolio. Attribution of the allowance is made for analytical purposes only, and the entire allowance is available to absorb probable loan losses inherent in the portfolio including unfunded commitments. Additions to the allowance are made by means of the provision for loan losses. Loan losses are deducted from the allowance, and subsequent recoveries are added. Securities received in exchange for loan claims in debt restructurings are initially recorded at fair value, with any gain or loss reflected as a recovery or charge-off to the allowance, and are subsequently accounted for as securities available-for-sale.
In the corporate portfolio, large-balances, non-homogeneous exposures (representing significant individual credit exposures) are evaluated based upon the borrower’s overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for individual larger-balance, non-homogeneous loans deemed impaired. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan’s contractual effective rate, the secondary market value of the loan and the fair value of collateral. The allowance for loan losses attributed to the remaining portfolio is established by a process that estimates the probable loss inherent in the portfolio based upon various statistical analyses. This analyses considers historical and projected default rates and loss severities; internal risk rating, industry, and other environmental factors. The Bank also considers overall portfolio indicators including trends in internally risk-rated exposures, classified exposures, cash-basis loans, historical and forecasted write-offs, a review of industry, and portfolio concentrations, including current developments within those segments. In addition, the Bank considers the current business strategy and credit process, including credit limit setting and compliance, credit approvals, loan underwriting criteria, and loan workout procedures.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The following summarizes the allowance for loan and financial lease losses under Colombian GAAP and U.S. GAAP:

	2006		2007
Allowance for loans, financial lease losses and foreclosed assets under Colombian GAAP
Allowance for loans and financial lease losses	Ps	834,183	Ps	1,457,151
Allowance for accrued interest and other receivables		33,859		67,707
Allowance for foreclosed assets		174,393		201,822

	Ps	1,042,435	Ps	1,726,680

Allowance for loan losses under U.S. GAAP

Allowance for loans, financial lease, accrued interest losses and other related receivables		507,641		1,055,697
Allowance for foreclosed assets		118,652		109,541

	Ps	626,293	Ps	1,165,238

Difference to be recognized as an adjustment to Colombian GAAP stockholders’ equity	Ps	416,142	Ps	561,442

	2005		2006		2007
Difference recognized in net income under U.S.GAAP
Allowance for loans, financial lease losses and other receivables	Ps	(106,440)	Ps	193,596	Ps	(45,780)
Allowance for foreclosed assets		(2,446)		1,953		(24,029)

	Ps	(108,886)	Ps	195,549	Ps	(69,809)

An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP during the year ended December 31, 2005, 2006 and 2007 is as follows:

	2005		2006		2007
Provision at the beginning of the period	Ps	407,852	Ps	581,645	Ps	507,641
Currency Translation and other adjustments		(4,130)		(685)		(29,129)
Charge-offs		(104,543)		(145,829)		(191,779)
Recoveries of charged-off loans		52,451		70,745		89,997
Charged to profit and loss account		230,015		1,765		678,967

Provision at the end of the period	Ps	581,645	Ps	507,641	Ps	1,055,697

Gross Loans and financial leases		18,626,252		24,645,574		37,702,624

Closing customers provisions as a percentage of gross loans		3.12%		2.06%		2.80%

Customers charges against profits as percentage of gross loans		1.23%		0.01%		1.79%

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
At December 31, 2006, and 2007, the carrying value of loans considered to be impaired under SFAS No. 114 (not including restructured loans), was approximately Ps 348,626 and Ps 911,650, respectively, and the related allowance for loan losses on those impaired loans totaled Ps 104,397 and Ps 301,890, respectively.
For the years ended December 31, 2005, 2006 and 2007, the Bank recognized interest income of approximately Ps 10,918, Ps 14,133 and Ps 26,592, respectively, on such impaired loans.
The total amount of loans evaluated under a methodology different than SFAS 114 and SFAS 15 methodology was Ps 36,025,854 at December 31, 2007.
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
Under Colombian GAAP, the Bank recognizes commissions (origination fees) on loans, lines of credit and letters of credit when collected and records related direct costs when incurred. For U.S. GAAP, under SFAS No.91, “Accounting for Non-refundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases”, loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the related loans as an adjustment of yield.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
g)	Interest recognition — non-accrual loans
For Colombian GAAP purposes, the Bank established that commercial, consumer and small business loans that are past due more than thirty days and mortgages that are past due more than 60 days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until such time that the customer does proceed to cancel.
For U.S. GAAP purposes, interest income is not accrued once a loan becomes more than 90 days past due. U.S. GAAP also requires that, if the collectibility of the principal of a non-accrual loan is in doubt, cash payments received should be applied to reduce the principal to the extent necessary to remove such doubt.
For the years 2005, 2006 and 2007, interest income on past due commercial, consumer and small business loans between 31 and 90 days past due, was accounted as accrued interest.
Additionally, for the years 2006 and 2007, interest income on past due mortgage loans between 61 and 90 days past due, was accounted as accrued interest.
h)	Deferred charges
The Bank has deferred certain pre-operating expensed, and other charges, which are expenses as incurred under U.S. GAAP.
The cost of issuance of shares and bonds is recorded by the Bank as a deferred charge and amortized on a monthly basis over a term of three (3) years. Nevertheless, under U.S. GAAP, the cost of issuance of bonds must be amortized during the period of maturity of the issue, and the cost of issuance of shares must be recorded as less value of the additional paid in capital.
Under Colombian GAAP, the Bank accounted for improvements on leased property on the statement of operation as expenses. Under U.S. GAAP, leasehold improvements are recorded as a deferred charge and amortized on a monthly basis over the term of the contract.
i)	Investment securities and Derivatives
Investment Securities:
The Superintendency of Finance requires the Bank to classify investment securities to “trading”, “held to maturity”, and “available for sale”. According to this norm, an investment will be classified as “trading” when the Bank acquires it for the purpose of selling it in the near term, as “held to maturity” when the Bank has the intention and ability to hold it to maturity, and as “available for sale” when the investment is not classified as trading or held to maturity.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Under U.S. GAAP, investment securities that have readily determinable market values are accounted for as follows:
•
Debt and equity securities that are bought and held principally for the purpose of selling them in the short term are classified as “trading” securities and are reported at fair value, with unrealized gains and losses included in earnings.

•	Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as “held to maturity” securities and are reported at amortized cost.
•
Debt and equity securities not classified as either “held to maturity” or “trading” securities are classified as “available for sale” securities and are reported at fair value, with unrealized gains and losses excluded from earnings and reported net of taxes, as a separate component of stockholders’ equity. Any loss in value of an investment considered other than temporary is recognized in earnings.

Under Colombian GAAP Bancolombia accounts for a portion of their debt securities classified as trading, available for sale and swaps at their cost basis. The difference between fair value and the cost basis of these securities is Ps 18,212.
Foreign Exchange Gains and Losses on Securities Available For Sale
Under Colombian GAAP, movements resulting from changes in foreign currency exchange rates are reflected in consolidated statements of operations. Under U.S. GAAP, EITF 96-15, Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities, the change in value of available for sale debt securities as a result of changes in foreign currency exchange rates is reflected in shareholders’ equity.
As of December 31, 2006 and 2007, the Bank’s portfolio was classified as “trading”, “held to maturity” and “available for sale”.
The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as available for sale under U.S. GAAP are shown below:

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale — Debt securities
December 31, 2006
Securities issued or secured by Colombian government	Ps	1,889,064	Ps	13,449	Ps	136,532	Ps	2,012,147
Securities issued or secured by government entities		10,388		42		81		10,427
Securities issued or secured by financial entities		835,210		5,218		8,165		838,157
Other investments		188,116		4,401		2,129		185,844

	Ps	2,922,778	Ps	23,110	Ps	146,907	Ps	3,046,575

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale — Debt securities
December 31, 2007
Securities issued or secured by Colombian government	Ps	1,035,891	Ps	2,216	Ps	158,816	Ps	1,192,491
Securities issued by the Central Bank		586,284		59		155		586,380
Securities issued or secured by government entities		232,841		389		5,444		237,895
Securities issued or secured by financial entities		1,176,411		2,991		18,633		1,192,055
Securities issued by foreign governments		444,405		3,200		1,593		442,798
Other investments		56,947		173		440		57,213

	Ps	3,532,779	Ps	9,028	Ps	185,081	Ps	3,708,832

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale — Equity securities
December 31, 2006
Inmobiliaria Cadenalco	Ps	3,929	Ps	1,438	Ps	—	Ps	2,491

	Ps	3,929	Ps	1,438	Ps	—	Ps	2,491

		Gross	Gross
		unrealized	unrealized	Cost
	Fair value	gains	losses	basis

Available for sale — Equity securities
December 31, 2007
Inmobiliaria Cadenalco	4,377	1,886	—	2,491
Bolsa de Valores de Colombia	4,877	174	—	4,703

	9,254	2,060	—	7,194

The scheduled maturities of debt securities at December 31, 2007 were as follows:

	Available for sale
	Amortized		Fair
	cost		value

Due in one year or less	Ps	1,116,331	Ps	1,115,234
Due from one year to five years		939,174		892,625
Due from five years to ten years		1,234,600		1,109,362
Due more than ten years		418,727		415,558

Total	Ps	3,708,832	Ps	3,532,779

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Investments classified as “Held to maturity” for purposes of U.S. GAAP are securities issued or secured by the Colombian government, which the Bank has the intention and ability to hold to maturity.
The cost of “available for sale” securities was determined based on its carrying amount plus gross unrealized losses minus gross unrealized gains. The cost of securities classified as held to maturity is equal to the carrying amount under Colombian GAAP, as these investments are not accounted for at fair value.
The Bank is not required under Colombian GAAP to disclose the proceeds from the sale of investment securities or the gains or losses resulting from such sales. As a result, it is not feasible to obtain that information in a reasonable manner for disclosure under U.S. GAAP.
In September 2006, the Colombian Government offered to the holders of certain securities issued by the Colombian Government to swap short term by long term securities, as a part of Government’s plan to restructure the maturity of its internal debt. The Bank swapped securities, previously classified as held-to-maturity, by securities with a longer term at cost plus accrued and unpaid interest and classified them as trading. The Bank did not intend to hold the new securities until the new maturity date. Under US GAAP, the Bank reclassified the remaining securities previously classified as held-to-maturity, to available-for-sale and recorded the difference between the carrying value and the market value, in other comprehensive income. The swap of the securities was authorized by the Superintendency of Finance and there under Colombian GAAP, the Bank did not have to change the classification as held-to-maturity of the remaining securities.
Unrealized Losses Disclosure
Investments that have been in a continuous unrealized loss position for less than 12 months are:

			Gross
			unrealized		Cost
	Fair value		losses		basis

Available for Sale
December 31, 2007
Securities issued or secured by Colombian government	Ps	18,576	Ps	104	Ps	18,681
Securities issued or secured by the Central Bank		531,233		149		531,382
Securities issued or secured by government entities		20,107		450		20,557
Securities issued or secured by other financial entities		382,368		1,232		383,600
Securities issued by foreign governments		162,839		295		163,134

Total	Ps	1,115,123	Ps	2,230	Ps	1,117,354

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Investments that have been in a continuous unrealized loss position for 12 months or longer are:

			Gross
			unrealized		Cost
	Fair value		losses		basis

Available for Sale
December 31, 2007
Securities issued or secured by Colombian government	Ps	997,515	Ps	158,712	Ps	1,156,226
Securities issued or secured by the Central Bank		20,003		6		20,010
Securities issued or secured by government entities		27,862		4,994		32,856
Securities issued or secured by other financial entities		455,927		17,401		473,328
Securities issued by foreign governments		20,466		1,298		21,764
Other investments		33,362		440		33,802

Total	Ps	1,555,135	Ps	182,851	Ps	1,737,986

Securities issued or secured by Colombian government: The unrealized losses on this category are related to mandatory investments issued by the Ministry of Finance. The unrealized losses were caused by interest rate increases.
As of December 31, 2007, 942 investment securities presented gross unrealized losses.
Available for sale investments that presented gross unrealized losses correspond to mandatory investments.
The amount of unrealized holding gain or loss on trading securities included in earnings during 2006 and 2007 was Ps 74,184 and Ps 229,725, respectively.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Derivatives:
U.S. GAAP requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Under Colombian GAAP Bancolombia accounts for a portion of their swaps contracts at their cost basis and the fair value of the asset and liability leg of the derivatives are recorded as rights and commitments separatedly in the balance sheet (see note 8). As of December 31, 2007, Bancolombia does not apply hedge accounting.
Balance sheet classification:
Under Colombian GAAP, the Bank’s derivative instruments are grouped and presented net as either an asset or a liability.
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
Consequently, the relevant assets and liabilities are increased in the U.S. GAAP condensed balance sheet, with no effect on net income or shareholders’ equity.
j)	Investment in unaffiliated companies. High and Medium Volume quotation investment securities classified as “Available for sale” under Colombian GAAP
For purposes of Colombian GAAP, an investment in High and Medium volume quotation equity securities of an investee is recorded using the average price published by the exchange. The result of the valuation is recorded as an unrealized gain or loss in shareholders’ equity. The investee also records common stock dividends as income.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
k)	Investments in affiliates. Investments in low, minimum exchange or unquoted equity securities classified as “Available for sale” for purposes of Colombian GAAP
Under Colombian GAAP, low and minimum volume and unquoted equity securities are valued by the shareholders’ equity comparison method. Under this method, the Bank accounts for increases of shareholders’ equity of the investee as reappraisal, and decreases as devaluation. If on the valuation date the shareholders’ equity of the investee is less than its previous value, and the Bank had registered a reappraisal, this reappraisal is affected until it runs out. Once reappraisal runs out, the Bank records a devaluation. Likewise, if on the valuation date the shareholders’ equity of the investee is greater than its previous value, and the Bank had registered a devaluation, this devaluation is affected until it runs out. Once devaluation runs out, the Bank records a reappraisal.
Under U.S. GAAP, an investment in non-marketable equity securities is recorded using the equity method when the investor can exercise significant influence or the cost method is used when significant influence cannot be exercised.
l)	Lessor accounting
Certain of the Bank’s Subsidiaries, lease assets to third parties under non-cancelable lease arrangements. These lease arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures and their terms range between three and five years.
Under Colombian GAAP, for financial entities, leases are classified as either financial leases or operating leases. Goods provided through in financial lease to third parties with a purchase option are recorded in the loan portfolio. Goods provided through an operating lease are recorded as property, plant and equipment. For both types of leasing, the initial record must represent the value to be financed of the good given in leasing (that is, the acquisition or construction cost) and the value of the improvement and expenses that can be capitalized, which represent a greater value of the lease operation to be financed.
Under U.S. GAAP, a net investment in direct financing leases would be established in an account representing the present value of the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor.
In addition, certain of the Bank’s subsidiaries. Renting Colombia, Arrendadora Financiera and Leasing Bancolombia applied a specific provision of Colombian GAAP for leases. Under this regulation, leases are classified as operating leases, even if the contracts were signed with a purchase option. Under U.S. GAAP some of their contracts are classified as financial leasing after applying the criteria established in SFAS 13.
The following lists the components of the net investment in direct financial leases as of December 31, 2006 and 2007:

	2006		2007
Total minimum lease payments to be received	Ps	4,232,550	Ps	6,057,324
Less: Allowance for uncollectibles		(49,440)		(95,047)

Net minimum lease payments receivable		4,183,110		5,962,277
Estimated residual values of leased property		238,054		369,183
Less: Unearned income		(985,289)		(1,671,907)

Net investment in direct financial leases	Ps	3,435, 875	Ps	4,659,553

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The following schedule shows the future minimum lease payments to be received on direct financial leases and operating leases for each of the next five years and thereafter.

Year Ended December 31,	Financial leases		Operating Leases
2008	Ps	312,678	Ps	142,999
2009		748,158		120,573
2010		1,205,664		101,379
2011		992,560		77,512
2012		1,346,859		37,373
Later years, through 2013		1,451,405		2,020

Total minimum future lease payments to be received	Ps	6,057,324	Ps	481,856

m)	Business combinations
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
Each of the Banagrícola S.A., Conavi and Corfinsura and Factoring Bancolombia acquisitions were accounted for using the pooling of interest method under Colombian GAAP, in accordance with the methodology suggested by the Superintendency of Finance.
Banagrícola S.A.
In May 2007, Bancolombia Panamá S.A. acquired 89.15% of Banagrícola S.A. (“Banagricola”). Banagrícola’s shareholders agreed to sell 16,817,633 of the total 18,865,000 outstanding shares. The purchase price was US$0.04704479 per share for a total of US$791,182.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Simultaneously with the acquisition, the Bank had signed an agreement with Bienes y Servicios S.A (BYSSA), formerly Banagrícola major shareholder, which included a call and written put option. The options were exercised in December 2007 and as a consequence the Bank acquired the shares representing 9.59% of interest in Banagrícola for an aggregate purchase price of approximately US$87,700 (US$0.04845024 per share).
In connection with this transaction, BYSSA must also transfer 100% the shares of Banagrícola de El Salvador, Inc. (“BESI”) for approximately US$6,000. BESI is a California corporation that is licensed to engage in the money transmittal business in California, Maryland, Nevada, New Jersey, Texas, Virginia and the District of Columbia. This transaction will be consummated upon receipt of all necessary regulatory approvals, some of which are still pending.
Bancolombia Panamá S.A. continued purchasing shares from Banagrícola’s minority shareholders and at December 31, 2007 held an interest of 98.90% of Banagrícola’s total shareholder’s equity.
The consolidated statements of operations under U.S. GAAP for the year ended December 31, 2007 includes the operations of Banagrícola S.A. and its subsidiaries since June 1, 2007.
The following tables summarize the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Fair value of assets acquired and liabilities
	assumed under U.S. GAAP from Banagrícola
	during 2007
Total Purchase Price	Ps	1,745,393

Assets acquired		7,017,890
Premises and equipment, net		188,500
Liabilities assumed		6,457,732

Net Assets Acquired	Ps	748,658

Excess of cost over the fair value of acquired net assets		996,735

Intangible Assets		365,849

Goodwill	Ps	630,886

	Fair value of assets acquired and liabilities
	assumed under U.S. GAAP from Banagrícola
	de El Salvador Inc. as of Dec 31, 2007
Total Purchase Price	Ps	11,401

Assets acquired		5,333
Premises and equipment, net		3,218
Liabilities assumed		2,449

Net Assets Acquired	Ps	6,102

Excess of cost over the fair value of acquired net assets		5,299

Intangible Asset		—

Goodwill	Ps	5,299

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The following unaudited pro forma information for 2006 and 2007 reflects the consolidated results of operations as if the acquisition of Banagrícola had occurred at the beginning of each year presented and includes the amortization of intangibles, as appropriate. The unaudited pro forma financial information presented is not necessarily indicative of the results of operations that might have occurred had the transaction been completed at the beginning of the year specified, and does not purport to represent what the consolidated results might be for any future period.

	2006
U.S. GAAP Net income	Ps	1,114,121
Revenues		2,918,628
Earnings per share	Ps	2,186

	2007
U.S. GAAP Net income	Ps	1,147,510
Revenues		3,822,759
Earnings per share	Ps	2,251
Factoring Bancolombia acquisition
On May 8, 2006, the Bank acquired 9,803,685 shares of Comercia S.A., (now Factoring Bancolombia S.A. Compañía de Financiamiento Comercial) equivalent to 55.61% of its outstanding shares, from Textiles Fabricato Tejicóndor S.A. by means of a transaction duly authorized by the Superintendency of Finance. The value paid by the Bank was Ps 24,610.
On June 30, 2006, the Bank acquired 6,868,409 shares of Comercia S.A. (now Factoring Bancolombia S.A. Compañía de Financiamiento Comercial), equivalent to 38.96% of its outstanding shares, from Textiles Fabricato Tejicóndor S.A. by means of a transaction duly authorized by the Superintendency of Finance. The value paid by the Bank was Ps 17,241. Under U.S. GAAP, the results of Comercia S.A.’s, (now Factoring Bancolombia S.A. Compañía de Financiamiento Comercial) operations have been included in the consolidated financial statements since that date. For Colombian GAAP purposes the results of operations of the acquired entity were included in the consolidated statements of operations of the combined entity since January 1, 2006.
The acquisition of Factoring Bancolombia will allow the Bank to complement its portfolio of products improving commercial financing activities.
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
Total Purchase Price, Net of Cash	Ps	37,101

Assets acquired		161,407
Premises and equipment, net		3,756
Liabilities assumed		143,116

Net Assets Acquired	Ps	22,047

Excess of cost over the fair value of acquired net assets		15,054

Intangible Asset		7,267

Goodwill	Ps	7,787

Under Colombian GAAP, the Bank consolidated Factoring Bancolombia’s earnings since January 1, 2006, as if the acquisition had occurred at the beginning of the year. Accordingly, virtually all of the amounts for pre-acquisition periods in the primary financial statements are different from the amounts that would be presented under U.S. GAAP. In effect, the financial statements presented as the primary financial statements are of a different reporting entity than would be required under U.S. GAAP.
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

2005

U.S. GAAP Net income	896,691
Revenues	3,047,037
Earnings per share	1,728.66

2006

U.S. GAAP Net income	940,738
Revenues	2,921,880
Earnings per share	1,617.99
Bank understands that, in these circumstances, reconciliation of net income and stockholders’ equity alone will not produce information content substantially similar to U.S. GAAP with respect to the pre-acquisition periods. However, given the insignificance of Factoring Bancolombia’s operations, the Bank decided not to present a columnar reconciliation removing the acquired business. The Bank also believes that the differences are not so pervasive that U.S. GAAP condensed income and cash flow statements are necessary.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Conavi and Corfinsura acquisition
On July 30, 2005, Bancolombia acquired 71.18 percent and 95.39 percent of the outstanding common shares of Conavi and Corfinsura respectively. For purposes of U.S. GAAP, the results of Conavi and Corfinsura’s operations have been included in the consolidated financial statements since that date.
Conavi and Corfinsura were leading financial institutions in the Colombian market. Conavi, a bank devoted to raising resources from individuals through savings accounts and to mortgage banking. Conavi was the country’s leader in mortgage lending with a market share of 19.3% as of the date of the Conavi/Corfinsura merger, according to the Superintendency of Finance.
Corfinsura was the largest financial corporation in Colombia as of the date of the Conavi/Corfinsura merger with a market share in net loans of 55.9%, according to the Superintendency of Finance. Known for its expertise in handling large and mid-sized corporate credit and financial services through close customer relationships, Corfinsura also has a highly respected investment bank, as well as a modern and diversified treasury department, focused on structured products. As of December 31, 2004, Corfinsura’s consolidated total asset value amounted to Ps 6,396,000.
At the time of the Conavi/Corfinsura merger, Corfinsura (after the spin-off) was the holding company of Banco Corfinsura Internacional Inc., a Bank domiciled in Puerto Rico, as well as other important financial institutions in Colombia, such as Suvalor S.A. Comisionista de Bolsa, Colombia’s leading security brokerage firm, Suleasing S.A., one of the two leading leasing companies in the country (together with Leasing Colombia S.A., Bancolombia’s Subsidiary) as of the date of the Conavi/Corfinsura merger, which was in turn the holding company of leasing companies domiciled in Panama and Florida, United States; Surenting S.A., the leading fleet renting in Colombia at the time of the Conavi/Corfinsura merger and Fiduciaria Corfinsura S.A., a fiduciary trust company.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)

	Fair value of assets acquired and liabilities
	assumed under U.S. GAAP from Conavi
	as of July 31, 2005

Total Purchase Price, Net of Cash Acquired	Ps	316,864

Assets acquired		2,921,925
Premises and equipment, net		209,535
Liabilities assumed		3,006,974

Net Assets Acquired	Ps	124,486

Excess of cost over the fair value of acquired net assets		192,378

Intangible Asset		122,269

Goodwill	Ps	70,109

	Fair value of assets acquired and liabilities
	assumed under U.S. GAAP from Corfinsura
	as of July 31, 2005
Total Purchase Price, Net of Cash Acquired	Ps	816,864

Assets acquired		4,969,839
Premises and equipment, net		142,872
Liabilities assumed		4,739,515

Net Assets Acquired	Ps	373,196

Excess of cost over the fair value of acquired net assets		443,668

Intangible Asset		105,294

Goodwill	Ps	338,374

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
Under Colombian GAAP, goodwill derived from business combinations effective before October 2006, was amortized over a maximum period of ten years. In business combinations that occurred after October 2006, the resulting goodwill is recorded as a deferred charge and amortized on a monthly basis on the administrative and other expenses account over a term of twenty (20) years, unless the supervised entity voluntarily selects a shorter period of amortization. Annual amortization is determined on an exponential basis. The different business lines are appraised on an annual basis using technical value appraisal methods performed by an expert, whose suitability and independence has been previously rated by the Superintendency of Finance.
The Bank has performed the required impairment test of each reporting segment’s goodwill and concluded that there was no impairment of goodwill. Accordingly, the Bank reversed the amortization of goodwill from Colombian GAAP.
The activity of the goodwill and intangible assets during the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005		2006		2007

Goodwill U.S. GAAP
Balance at beginning of year	Ps	161,265	Ps	569,748	Ps	577,535
Reclassifications		—		—		132,243
Additions		408,483		7,787		636,186
Foreign currency adjustment		—		—		36,195

Balance at end of year	Ps	569,748	Ps	577,535	Ps	1,382,159

Goodwill under Colombian GAAP		41,994		34,371		973,699

Difference to be recognized under U.S. GAAP (1)	Ps	527,754	Ps	543,164	Ps	408,460

(1)	For 2007 this adjustment is reflected in the line goodwill of the reconciliation of stockholders equity for Ps 276,217 and as part of the line revaluation of assets for Ps 132,243.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Goodwill by segments was as follows:

	December		December		December
	31, 2005		31, 2006		31, 2007

Commercial Banking	Ps	253,034	Ps	253,034	Ps	303,032
Retail Banking		151,418		159,205		629,712
Small Business Banking		27,784		27,784		27,784
Leasing		54,238		54,238		54,238
Offshore Commercial Banking		31,534		31,534		31,534
Government Banking		1,199		1,199		30,629
Construction Banking		4,326		4,326		4,326
Treasury		—		—		122,446
All other segments		46,215		46,215		178,458

Total Goodwill	Ps	569,748	Ps	577,535	Ps	1,382,159

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
m.ii) Intangible Assets
Banagrícola S.A
Of the Ps 365,849 of acquired intangible assets, Ps 15,092 was assigned to registered brands that are not subject to amortization and Ps 177,451 was assigned to brands, deposits, customers relationship and others. The acquired intangible assets subject to amortization have a weighted-average useful life of approximately 12 years.
The following are the descriptions for each intangible asset valued. A detailed breakdown of intangibles values is showed above in the goodwill and intangible assets section:
Customer relationships and contractual agreements
Customer relationships and contractual agreements intangibles are obtained from the level of repeat clients remaining with the Bank and providing gains for a specific period of time.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Royalty savings method
The royalty savings method determines the brand value based on the savings a company generates as a result of not having to pay for a license to use such brand. The value of the asset is calculated based on the following assumptions:
•	The present value of the brand is determined based on its potential to generate future cash flow.

•	The royalty stream that the business would hypothetically earn from its brand can be reasonably estimated (it assumes that future royalties can in some way be predicted).

•	Cash flows are discounted in order to arrive to a present value.

•	Capital costs and rates of return can be properly estimated.

•	The royalty stream that the business would hypothetically earn during the final year of the period in question can be considered a perpetuity.
The value of the brand is equal to the sum of the net present value of the after-tax savings a company generates during the period in question as a result of not having to pay for a license to use such brand plus the net present value of the after-tax savings a company would generate in perpetuity after the last year of the period in question.
Core Deposit Intangibles (CDI)
Core Deposit Intangible (“CDI”) values were determined by using the alternative funding method, which estimates the net present value of the cost difference or “spread” between the cost of using the CDI and the cost of an alternative source of funding under current market conditions.
The deposits of Banco Agrícola S.A and Banco Agrícola Panamá S.A include the following categories of checking accounts, saving deposits and time deposits:
•	Retail banking

•	Commercial banking

•	Offshore commercial banking.
Conavi and Corfinsura acquisition
Of the Ps 227,563 of acquired intangible assets, Ps 73,134 was assigned to registered brands that are not subject to amortization and Ps 154,429 was assigned to service asset, asset management and Customers relationships. The acquired intangible assets subject to amortization have a weighted-average useful life of approximately 14 years.
The following are the descriptions for each intangible asset valued. A detailed breakdown of intangibles values is described above in the goodwill and intangible assets section:
Customer relationships and contractual agreements
Customer relationships and contractual agreements intangibles are obtained from the level of repeat clients, remaining with the Bank and providing gains for a specific period of time.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Brand
In November 2006, the Bank changed its brands and corporate image, in the interest of establishing itself as a customer-oriented financial group based on an universal banking model. This decision result in the discontinuation of Conavi and Suvalor’s brands. These brands composed the brand intangible asset, acquired in the Conavi/Corfinsura merger.
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
The activity of the intangible assets during the years ended December 31, 2006 and 2007 is as follows:

	2006		2007

Intangible Assets
Balance at beginning of year	Ps	223,080	Ps	142,099
Additions		7,267		365,849
Amortization		(15,114)		(42,063)
Impairment		(73,134)		—
Foreign currency translation adjustment		—		21,806

Balance at end of year	Ps	142,099	Ps	487,691

Intangible assets were as follows:

	December 31, 2006						December 31, 2007
	Gross carrying		Acummulated				Gross carrying		Acummulated
	amount		amortization		Impairment		amount		amortization		Impairment

Non-Amortizable intangible assets	Ps	73,134		—	Ps	73,134	Ps	30,407		—	—
Amortizable intangible assets	Ps	163,258	Ps	21,159		—	Ps	520,781	Ps	63,222	—

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The following table shows the intangible assets gross carrying amount, detailed with their respective useful lives:

			Weight useful life
	December 31, 2007		(months)

Brand	Ps	30,407
Service asset		6,206	169
Asset management		30,004	125
Loan		77,354	201
Deposits		123,801	151
Customer relationship Conavi and Corfinsura		22,400	105
Customer relationship Factoring Bancolombia		7,267	48
Customer relationship Conglomerado Banagrícola		178,824	159
Value of business acquired		71,944	120
Others		2,981	105

TOTAL	Ps	551,188

The Bank has performed the required impairment test of intangible assets, concluding that except for brands, there was no impairment in the remaining intangible assets.
m.iii) Fair value of assets and liabilities acquired
The condensed balance sheet allocate the fair value adjustments to each of the respective assets and liabilities.
The following is a detail of the adjustments to the Stockholders’ Equity related to Banagrícola S.A., Conavi and Corfinsura and Factoring Bancolombia business combination:
Fair value of fixed and foreclosed assets
The difference between the fair value of fixed and foreclosed assets and their book value is adjusted by the effect of the depreciation and by the effect of sales and written – offs.
Fair value of Time Deposits, long term debt and loans
The difference between the fair value of loans, Time Deposits and long term debt and their book value is adjusted by the effect of the amortization of the discount or the premium during the estimated average life of these assets and liabilities.
Securitization of non performing loans
Under U.S. GAAP securitization of non performing loans carried out by Conavi and Banco Agrícola S.A., does not meets the definition criteria of transfers of financial assets by sale. The adjustment correspond to the recognition of a secured borrowing under U.S. GAAP which under Colombian GAAP is not accounted for.

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
The Bank has securitized both performing and non-performing mortgage loans which, according to Colombian GAAP, have been accounted for as sales and, as such, said loans have been removed from the Bank’s balance sheet. Upon applying the principle set out in Paragraph 9 of SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” to the securitization operations carried out, the Bank finds that the securitization of non-performing loans does not comply with the conditions qualifying a transfer by means of sale according to U.S. GAAP. For this reason, and for the purposes of U.S. GAAP, the securitization of non-performing loans are accounted for as a secured borrowing.
o)	Foreign currency translation adjustment
For Colombian GAAP purposes, the translation adjustments resulting in the conversion of foreign currency financial statements was included in the determination of net income.
Under U.S. GAAP, according to SFAS No. 52 and SFAS No. 130, the translation adjustments shall be reported as a component of stockholders’ equity, in other comprehensive income.
p)	Minority Interest
The minority interest corresponds to the proportional adjustments to the shareholders equity and net income originated by the subsidiaries where the Bank holds less than 100% of participation.
q)	Discontinued Operations
In 2005, Bancolombia sold its business Abocol. On November 22, 2005, the Bank entered into a preliminary agreement with Incorbank Banqueros de Inversión, Inversiones en Logística y Seguridad de Transporte Ltda. Inverloset, Equity Investment S.A, Rodríguez Azuero Asociados S.A. and other individuals to begin negotiations relating to a proposed purchase agreement, by which the Bank would sell all of the Almacenar S.A. shares it holds directly (94.33%) and through Colcorp S.A. (3.92%). Both businesses qualify as discontinued operations under U.S. GAAP.
On February 26, 2007, in a transaction duly authorized by the Superintendency of Finance, Bancolombia sold to LAB Investment & Logistics S.A. and Portal de Inversiones S.A. 91.08% of its direct interest and 3.79% of its indirect interest, held through Banca de Inversión Bancolombia S.A. Corporación Financiera, in Almacenar S.A. The transaction price amounted to approximately Ps 11,719.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
On April 30, 2007, in a transaction duly authorized by the Superintendency of Finance, Bancolombia sold to LAB Investment & Logistics S.A. and Portal de Inversiones S.A., 3.57% of its direct interest in Almacenar S.A. The transaction price amounted to approximately Ps 2,050. The Bank registered in 2007 a loss on sale of this investment for 14,064.
On June 9, 2008, Bancolombia sold to Stratton Spain S.L 94.90% of its direct interest and 3.32% of its direct interest held through Banca de Inversión Bancolombia S.A. and Fiduciaria Bancolombia S.A. in Multienlace S.A. The transaction price amounted to Ps 105,882.
The results of the discontinued operations under U.S. GAAP were as follows:

	2005		2006		2007
Profit (losses) from discontinued operations before income taxes	Ps	(29,893)	Ps	(37,355)	Ps	(53,716)
Income taxes (benefit) expense		9,008		8,224		3,247

Profit (losses) from discontinued operations	Ps	(38,901)	Ps	(45,579)	Ps	(56,963)

The Bank registered in 2007 a loss on sale of Almacenar S.A. of Ps 14,064.
r)	Guarantees
In order to meet the needs of its customers, the Bank issues financial standby letters of credit and bank guarantees. At December 31, 2006 and 2007, outstanding letters of credit and bank guarantees issued by the Bank totaled Ps 1,833,366 and Ps 2,613,369, respectively.
The table below summarizes, at December 31, 2006 and 2007, all of the Bank’s guarantees where the Bank is the guarantor. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

													Maximum potential amount
	Expire within one year				Expire after one year				Total amount outstanding				of future payments
	2006		2007		2006		2007		2006		2007		2006		2007
Financial standby letters of credit	Ps	702,834	Ps	1,007,038	Ps	350,767	Ps	347,883	Ps	1,053,601	Ps	1,354,921	Ps	1,053,601	Ps	1,354,921
Bank guarantees		550,137		992,467		229,628		265,981		779,765		1,258,448		779,765		1,258,448

Total	Ps	1,252,971	Ps	1,999,505	Ps	580,395	Ps	613,864	Ps	1,833,366	Ps	2,613,369	Ps	1,833,366	Ps	2,613,369

Financial standby letters of credit include guarantees of payment of credit facilities, promissory notes and trade acceptances.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Bank guarantees are performance guarantees that are issued to guarantee a customer’s tender bid on a construction or systems installation project or to guarantee completion of such projects in accordance with contract terms. They are also issued to support a customer’s obligation to supply specified products, commodities, or maintenance or warranty services to a third party.
Under U.S. GAAP the amount of the liability recorded by the bank for guarantees is Ps 12,736. Under Colombian GAAP this amount is recorded as commissions in the statement of operations.
As a result of the reconciliation, the net income decreased in Ps 2,549 for 2007 and decreased Ps 3,571 for 2006.
s)	Insurance contracts
Under U.S. GAAP reserves for individual and group Life insurance are computed on the basis of interest rates, mortality tables, including a margin for adverse deviations. For the year 2007, reserve discount rate was 4.5%, based on the Bank’s own profitability experience.
Under Colombian GAAP, there are no reserves for adverse deviations.
t)	Estimated Fair Value of Financial Instruments
As required by U.S. GAAP, the estimated fair value of the Bank’s financial instruments, their carrying values and the major assumptions and methodologies used to estimate fair values at December 31, 2006 and 2007 are presented hereunder. The fair value of a financial instrument is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
For those financial instruments with no quoted market prices available, fair values have been estimated using present value or other valuation techniques. These techniques are inherently subjective and are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows and prepayment assumptions.
In addition, the fair values presented below do not attempt to estimate the value of the Bank’s fee generating businesses and anticipated future business activities, that is, they do not represent the Bank’s value as a going concern.

	December 31, 2006				December 31, 2007
	Colombian				Colombian
	GAAP		Estimated		GAAP		Estimated
	Amount		Fair Value		Amount		Fair Value
Financial assets
Cash and cash equivalents	Ps	2,006,366	Ps	2,006,366	Ps	5,228,387	Ps	5,228,387
Investment securities		5,677,761		5,535,494		5,774,251		5,612,474
Loans and accrued interest receivable on loans, net		24,066,681		24,427,082		36,644,033		37,111,837
Customers’ acceptances		64,030		64,030		55,208		55,208
Derivatives		102,365		102,210		140,797		139,015

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)

	December 31, 2006				December 31, 2007
	Colombian				Colombian
	GAAP		Estimated		GAAP		Estimated
	Amount		Fair Value		Amount		Fair Value
Financial liabilities:
Deposits	Ps	23,337,874	Ps	23,315,577	Ps	34,558,995	Ps	34,654,832
Overnight funds		1,009,098		1,009,098		2,020,366		2,020,366
Bank acceptances outstanding		64,030		64,030		55,208		55,208
Interbank borrowings		1,079,741		1,079,741		1,525,894		1,525,894
Borrowings from development and other domestic banks		2,467,639		2,467,639		3,371,003		3,371,003
Long term debt		1,313,782		1,334,032		2,866,462		2,832,390

The following notes summarize the methods and assumptions used in estimating the fair values of financial instruments:
Short-term financial instruments
Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach was used for cash and cash equivalents, customers’ acceptances, accrued interest receivable, accounts receivable, accounts payable, accrued interest payable and bank acceptances outstanding.
Investment securities
The fair value of these financial instruments which include Time Deposits in financial entities are calculated by the Colombian Stock Exchange, except for financial instruments classified “held to maturity”, for which the fair value was determined using discounted cash flows with actual market rates for similar assets.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Derivatives
The Bank’s derivatives are recorded at fair value on a daily basis by class of instrument (as described below) as prescribed in the rules issued by the Superintendency of Finance:
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
Interbank borrowings and borrowings from development and other domestic banks
Short-term interbank borrowings and borrowings from domestic development banks have been valued at their carrying amounts because of their relatively short-term nature. Long-term and domestic development bank borrowings have also been valued at their carrying amount because they bear interest at variable rates.
Long term debt
Long-term debt are bonds issued by the Bank, Leasing Bancolombia S.A., Banco Agrícola S.A., Sufinanciamiento S.A., Renting Colombia, and Fundicom S.A.
The fair value of bonds issued by the Bank, Leasing Bancolombia S.A. and Renting Colombia S.A. were estimated using quoted market prices. Bonds issued by Banco Agrícola S.A, Fundicom S.A. and Sufinanciamiento S.A. are non marketable, and therefore the carrying amounts were used to approximate fair value.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
u)	Equity tax
Pursuant the Law 1111 of 2006, for the years 2007 through 2010, companies and individuals, who as of January 1, 2007 possess liquidity equity over Ps 3,000, are subject to equity tax.
Under Colombian GAAP, equity tax is allowed to be recorded as a decrease of Appropriated retained earnings.
Under U.S. GAAP, equity tax is recorded directly on statements of operations.
v)	Earnings per share
Under Colombian GAAP, earnings per share (“EPS”) are computed by dividing net income by the weighted average number of both common and preference shares outstanding for each period presented.
U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as well as a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2005, 2006 and 2007, the Bank had a simple capital structure. Therefore, there was no difference between basic or diluted EPS for these years.
The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2005, 2006 and 2007 (in millions of pesos, except per share data):

	2005		2006		2007

U.S. GAAP consolidated net income	Ps	891,121	Ps	941,183	Ps	1,015,644

Less preferred share dividends		110,806		116,041		157,974

Income attributable to common stockholders		780,315		825,142		857,670

Income from continuing operations attributable to common shareholders		819,216		870,721		914,633

Income (loss) from operations and disposal of discontinued operations		(38,901)		(45,579)		(56,963)

Income attributable to common shareholders		780,315		825,142		857,670

Weighted average number of common shares outstanding used in basic EPS calculation (in millions)		455		510		510
Basic and Diluted earnings per share (U.S. GAAP):
Income from continuing operations		1,800.47		1,708.29		1,794.44
Income (loss) from operations and disposal of discontinued operations		(85.50)		(89.42)		(111.76)

Income attributable to common shareholders	Ps	1,714.97	Ps	1,618.87	Ps	1,682.68

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
w)	Segments Disclosure
Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the finance vice president (the chief operating decision maker) in deciding how to allocate resources and assessing performance.
The Bank has strategically organized its operations into eight major business segments based on its market segmentation, customer’s needs and trading partners. Additionally, the Bank manages and measures the performance of its operations through these business segments using an internal profitability reporting system.
The Bank does not have any individual external customer which represents 10% or more of the enterprise’s revenues.
For this Annual Report, the Bank performed a review of its business segments and has changed the presentation of segment information. The major changes correspond to the aggregation of construction banking, corporate headquarters, brokerage and manufacturing segments into a category called “All other Segments”. The information for 2006 and 2005 has been restated to reflect these changes.
Banagrícola and its subsidiaries were allocated to each segment based on market segmentation, customer’s meeds and trading partners. The segments retail banking, commercial banking and off-shore commercial banking include most of the operations of Banagrícola and its subsidiaries.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The following presents information on reported operating segment profit or loss, and segment assets:
2005 (restated)

					Small		Governmental				Offshore
	Retail		Commercial		Business		And Institutional				Commercial				All other
	Banking		Banking		Banking		Banking		Treasury		Banking		Leasing		Segments		Total

Revenues from external customers	Ps	474,916	Ps	32,652	Ps	50,724	Ps	15,092		—	Ps	12,618	Ps	308,027	Ps	233,075	Ps	1,127,104

Revenues (expenses) from transactions with other operating segments of the Bank		76,998		145,022		161,358		27,850		—		10,604		6,654		(391,454)		37,032

Interest income		1,059,092		379,434		375,839		82,570		828,418		178,409		67,845		131,903		3,103,510

Interest expense		245,978		87,318		127,094		38,579		358,932		75,422		210,411		78,897		1,222,631

Net interest revenue		813,114		292,116		248,745		43,991		469,486		102,987		(142,566)		53,006		1,880,879

Depreciation and amortization expense (2)		—		—		—		—		—		706		11,871		18,076		30,653

Provision for loan losses		77,229		3,497		13,338		1,913		27,560		28,538		19,459		20,588		192,122

Administrative and other expense		697,565		76,472		85,086		36,397		10,895		8,952		57,950		596,431		1,569,748

Income tax expense or benefit (2)		—		—		—		—		—		—		32,389		245,124		277,513

Other income or expense, net		193		5		5		—		—		12,346		6,546		(10,161)		8,934

Segment profit before distribution of income (expense) for treasury funds		590,427		389,826		362,408		48,623		431,031		100,359		56,992		(995,753)		983,913

Distribution of income (expense) for treasury funds (1)		102,443		(84,480)		(87,934)		17,486		73,041		—		—		(20,556)		—

Segment profit	Ps	692,870	Ps	305,346	Ps	274,474	Ps	66,109	Ps	504,072	Ps	100,359	Ps	56,992	Ps	(1,016,309)	Ps	983,913

Segments assets	Ps	7,710,861	Ps	3,757,603	Ps	3,730,214	Ps	825,460	Ps	7,375,750	Ps	4,166,424	Ps	3,452,069	Ps	2,503,701	Ps	33,522,082

(1)	These costs are calculated based on the funds that segments use or provide. Those do not have an impact in the final result.

(2)	It was not practical to quantify these items.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
2006 (restated)

					Small		Governmental				Offshore
	Retail		Commercial		Business		And Institutional				Commercial				All other
	Banking		Banking		Banking		Banking		Treasury		Banking		Leasing		Segments		Total

Revenues from external customers	Ps	428,531	Ps	134,992	Ps	117,282	Ps	36,377		—	Ps	130	Ps	38,515	Ps	222,699	Ps	978,526

Revenues (expenses) from transactions with other operating segments of the Bank		69,727		297,645		92,006		54,498		—		12,493		12,691		(379,957)		159,103

Interest income		820,398		756,876		387,043		172,830		400,053		495,222		437,977		147,004		3,617,403

Interest expense		196,432		66,929		51,395		289,709		246,058		123,286		254,752		123,645		1,352,206

Net interest revenue		623,966		689,947		335,648		(116,879)		153,995		371,936		183,225		23,359		2,265,197

Depreciation and amortization expense		59,151		14,848		16,898		6,699		4,867		988		10,237		20,229		133,917

Provision for loan losses		86,327		(7,179)		37,829		(37,106)		(30,134)		13,316		51,741		87,978		202,772

Administrative and other expense		662,166		140,453		186,052		73,754		53,590		9,099		68,689		545,693		1,739,496

Income tax expense or benefit		19,275		25,807		18,319		20,403		12,839		—		36,475		41,760		174,878

Other income or expense, net		(791)		(116,209)		223		—		—		(223,056)		12,138		84,564		(243,131)

Segment profit before distribution of income (expense) for treasury funds		294,514		832,446		286,061		(89,754)		112,833		138,100		79,427		(744,995)		908,632

Distribution of income (expense) for treasury funds(1)		74,518		(304,177)		(44,607)		310,701		(8,089)		—		—		(28,346)		—

Segment profit	Ps	369,032	Ps	528,269	Ps	241,454	Ps	220,947	Ps	104,744	Ps	138,100	Ps	79,427	Ps	(773,341)	Ps	908,632

Segments assets	Ps	6,782,548	Ps	8,852,141	Ps	3,137,485	Ps	2,228,962	Ps	3,090,780	Ps	4,216,594	Ps	4,528,718	Ps	5,418,802	Ps	38,256,030

(1)	These costs are calculated based on the funds that segments use or provide. Those do not have an impact in the final result.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
2007

					Small		Governmental				Offshore
	Retail		Commercial		Business		And Institutional				Commercial				All other
	Banking		Banking		Banking		Banking		Treasury		Banking		Leasing		Segments		Total

Revenues from external customers	Ps	628,460	Ps	135,214	Ps	173,465	Ps	44,277		(2,302)	Ps	11,858	Ps	84,086	Ps	261,691	Ps	1,336,749

Revenues (expenses) from transactions with other operating segments of the Bank		(10,844)		25,309		—		—		10,655		148,783		1,345		317,738		492,986

Interest income		1,412,878		1,200,566		606,788		235,607		578,651		299,067		624,606		303,279		5,261,442

Interest expense		440,436		191,654		70,316		559,077		241,551		205,806		392,740		43,167		2,144,747

Net interest revenue		972,442		1,008,912		536,472		(323,470)		337,100		93,261		231,866		260,112		3,116,695

Depreciation and amortization expense		92,489		17,001		24,147		7,843		3,059		20,819		24,369		45,452		235,179

Provision for loan losses		267,022		164,440		154,554		23,326		(14,634)		19,271		108,538		26,111		748,628

Administrative and other expense		1,021,239		187,669		248,945		79,346		32,092		10,786		77,778		441,147		2,099,002

Income tax expense or benefit		58,979		75,439		46,587		45,744		42,381		—		35,990		56,763		361,883

Other income or expense, net		43,472		14,313		138		—		21		18,067		61,258		(59,098)		78,171

Segment profit before distribution of income (expense) for treasury funds		193,801		739,199		235,842		(435,452)		282,576		221,093		131,880		210,970		1,579,909

Distribution of income (expense) for treasury funds(1)		(12,920)		(416,221)		(76,737)		617,387		(40,942)		—		—		(70,567)		—

Segment profit	Ps	180,881	Ps	322,978	Ps	159,105	Ps	181,935	Ps	241,634	Ps	221,093	Ps	131,880	Ps	140,403	Ps	1,579,909

Segments assets	Ps	12,520,097	Ps	13,863,491	Ps	5,613,853	Ps	2,868,259	Ps	2,586,235	Ps	6,847,345	Ps	5,898,303	Ps	8,965,226	Ps	59,162,809

(1)	These costs are calculated based on the funds that segments use or provide. Those do not have an impact in the final result.

The following is a reconciliation of reportable segment’s revenues, profit or loss and assets, to the Banks’ consolidated totals:

	2005		2006		2007

Revenues
Revenues for reportable segments (1)	Ps	4,267,646	Ps	4,755,032	Ps	7,091,177
Non-operating income (2)		(20,166)		(372,237)		(194,096)
Elimination of intersegment revenues		(37,032)		(159,103)		(492,986)

Total revenues for reportable segments (3)	Ps	4,210,448	Ps	4,223,692	Ps	6,404,095

Profit or Loss
Segment Profit	Ps	983,913	Ps	908,632	Ps	1,579,909
Elimination of inter-segment profits		(37,032)		(159,103)		(492,986)

Net income	Ps	946,881	Ps	749,529	Ps	1,086,923

Assets
Segment Assets	Ps	33,522,082	Ps	38,256,030	Ps	59,162,809
Elimination of inter-segment assets		(2,718,565)		(3,767,334)		(7,011,160)

Consolidated total	Ps	30,803,517	Ps	34,488,696	Ps	52,151,649

(1)	Total revenues for reportable segments include Revenues from external customers, revenues and expenses from transaction with other operating segments of the same enterprise and interest income.

(2)	Non-operating income represent other income classified as revenues for segment reporting purposes.

(3)	Total revenues for reportable segments include interest, fees, other services and other operating income.
The following summarizes the Bank’s revenues and long-lived assets attributable to Colombia and other foreign countries:

	2006				2007
			Long				Long
Geographic Information	Revenues		Lived — Assets(1)		Revenues		Lived — Assets(1)
Republic of Colombia	Ps	3,801,365	Ps	878,917	Ps	5,507,174	Ps	1,202,108
Republic of Panama and Cayman Islands		512,629		12,285		515,749		10,242
Puerto Rico		37,171		141		51,765		164
Perú		—		—		357		6,706
El Salvador		—		—		774,026		143,658
USA (1)		31,630		928		48,010		115

Total		4,382,795		892,271		6,897,081		1,362,993
Eliminations		(159,103)		(13)		(492,986)		11

Total, net	Ps	4,223,692	Ps	892,258	Ps	6,404,095	Ps	1,363,004

(1)	Included foreclosed assets, net, and property, plant and equipment, net.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The segments reported embrace the following activities:
Retail Banking: The Bank’s Retail Banking segment provides a wide range of financial products and services to individuals and SMEs. This segment is important for the Bank’s funding and generation of revenues.
Credibac S.A de C.V, offers products for individuals: fixed payment, classic, gold and platinum cards. In addition, it owns a co-branding card with Super Selectos, the largest retailer store in El Salvador. Also offers products for businesses: Assists businesses with working capital needs and corporate purchases, through a range of products. During 2007 Credibac, S.A. de C.V., launched the Visa Business Card, designed for SMEs.
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
Treasury: The Bank’s Treasury Division is responsible for the management of the Bank’s treasury products, its proprietary liquidity, and its foreign exchange and securities positions. Additionally the Bank realized operations of treasury with its customers.
Offshore Commercial Banking: Bancolombia Panamá S.A. and Bancolombia Caymán, located in Panama and the Cayman Islands, respectively, and Bancolombia Puerto Rico Internacional, Inc located in Puerto Rico provide a complete line of banking services mainly to Colombian customers. These include loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments and PC Banking. Through these Subsidiaries, the Bank also offers to its high net worth customers and private banking customers investment opportunities in U.S. Dollars, savings accounts and checking accounts, Time Deposits, and investment funds.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Banco Agrícola (Panamá), S.A., offers savings accounts that are available to clients with interest capitalized quarterly. Savings accounts can be opened with a minimum of US$5,000 and offer an unlimited number of withdrawals. Also offers checking accounts that can be opened with a minimum of US$1,000 and checks are accepted at Banco Agrícola (Panamá), S.A. CD’s are available with terms of 30 to 360 days. Interest can be paid monthly or capitalized until maturity. Banco Agrícola (Panamá), S.A. also offers a certificate of deposit with a two year term and the rate paid is a spread above the 6 month LIBOR. This account can be opened with a minimum of US$10,000. In addition, Banco Agrícola (Panamá), S.A. offers commercial loans.
Leasing: Leasing Bancolombia S.A. and its subsidiaries, Renting Colombia S.A., Renting Perú S.A. and Tempo Rent a Car, also Sufinanciamiento S.A., as the Bank’s Subsidiaries specialized in lease activities, offer financial and operational leases. The main areas that require lease financing are infrastructure, import of goods, international leases, real estate, vehicles for executives, leasing for suppliers, and cattle raising. Leasing Bancolombia provides leased assets, usually involving equipment, for a fixed term that is shorter than the assets useful life. Once the corresponding term ends, the customer has the option of acquiring the assets for their commercial value. Renting Colombia S.A., a non-financial subsidiary of Leasing Bancolombia, offers broad solutions for large companies’ transport and vehicle needs. Renting Colombia provides vehicle renting services and fleet management services for individuals and entities.
All other segments: Provide the following products and services:
•
Banca de Inversión Bancolombia S.A. specializes in providing investment banking services to corporate customers in areas such as mergers and acquisitions, project finance, issues of debt and equity securities and syndicated loan transactions.

•	Construction Banking, this segment provides services to the professional building construction industry. Construction customers are segmented by the number of construction projects they own.
•
Valores Bancolombia is a subsidiary of the Bank that provides brokerage and asset management services and channels all its professional experience and efforts into providing solutions and proposing differentiated investment alternatives to its customers.

Valores Bancolombia offers its customers investment alternatives both domestically and internationally.

In El Salvador, Bursabac’s brokerage services provide access to securities that include notes issued by Banco Central de Reserva (El Salvador’s Central Bank), government bonds, Euro bonds, repurchase agreements, stocks, and bank and corporate debt securities known as Certificados de Inversion. Bursabac’s brokerage services also include the trading of foreign debt securities and international stocks listed in the Salvadorian Stock Exchange.

•
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
•
Trust, Pension Fund and Insurance: The Bank offers, through Fiduciaria Bancolombia S.A., five mutual funds and one voluntary retirement fund, all of which are designed to provide customers with the opportunity to diversify their investments.

Through its branch network, Banco Agrícola S.A. offers various insurance products (life insurance and educational) from Asesuisa a subsidiary of Banagrícola. Banco Agrícola S.A. was the first bank in El Salvador to enter the Bancassurance line of business.

Asesuisa offers protection through insurance products for individuals and corporations, covering a wide range of risks and exposures.

AFP Crecer is a pension fund that manages both voluntary and mandatory contributions through individual savings accounts for the elderly, common disability and surviving pensions, as established under the SAP. The SAP and other regulations issued by the Superintendency of Pensions of El Salvador regulate the products and services that AFP Crecer provides.

x)	Recent U.S. GAAP Pronouncements
In February 2007, the Financial Accounting Standards Board (the “FASB”) issued Statement No. 159 (“SFAS 159”) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings as these changes occur. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. SFAS 159 have no impact on the Bank’s U.S.GAAP disclosures.
In December 2007, the FASB issued Statement No. 141 R (“SFAS 141 R”) “Business Combination” — Revised 2007 -.SFAS 141 R replaces FASB Statement No. 141, “Business Combinations”. SFAS 141 R retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.
SFAS 141 R retains the guidance in Statement 141 for identifying and recognizing intangible assets separately from goodwill and it requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement.
SFAS 141 R also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with this Statement).
SFAS 141 R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The Bank is currently analyzing the effect that SFAS 141 R will have on its U.S.GAAP disclosures.
In December 2007, the FASB issued Statement No. 160 (“SFAS 160”) “Non-controlling Interests in Consolidated Financial Statements —an amendment of ARB No. 51”.SFAS 160 amends “Accounting Research Bulletin No. 51, Consolidated Financial Statements”.
SFAS 160 improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require:
•
The ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity.

•
The amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income. A non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent.

•
Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. A parent’s ownership interest in a subsidiary changes if the parent purchases additional ownership interests in its subsidiary or if the parent sells some of its ownership interests in its subsidiary. It also changes if the subsidiary reacquires some of its ownership interests or the subsidiary issues additional ownership interests. All of those transactions are economically similar, and this Statement requires that they be accounted for similarly, as equity transactions.

•
When a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment rather than the carrying amount of that retained investment.

•	Entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.
SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R).
The Bank is currently analyzing the effect that SFAS 160 will have on BC’s U.S.GAAP disclosures.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
In May 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. Management does not expect that the adoption of SFAS 162 will have a material impact on U.S.GAAP disclosures.
In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities-an amendment of SFAS 133” (“SFAS 161”), which amends SFAS 133 and requires enhanced disclosures about derivative instruments and hedging activities. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Management is currently evaluating the impact of the adoption of SFAS 161 on U.S. GAAP disclosures.
In November 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 109 “Written loan commitments recorded at fair value through earnings” (“SAB 109”). SAB 109 clarifies that consistent with the guidance in SFAS 156 “Accounting for servicing of Financial Assets” and SFAS 159 “The Fair Value Option for Financial Assets and Liabilities”, the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that accounted for at fair value through earnings. SAB 109 is effective from January 1, 2008. Management does not expect that the adoption of SAB 109 will have a material impact on U.S.GAAP disclosures.
In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Bank adopted FIN 48 on January 1, 2007. The effect of adopting FIN 48 is discussed in Note 31.
In March 2006, the FASB issued Statement of Financial Accounting Standards No.156, “Accounting for Servicing of Financial Assets-an amendment to FASB Statement No. 140” (“SFAS 156”), which permits but does not require, an entity to account for one or more classes of servicing rights at fair value, with changes in fair value recorded in the consolidated statement of income. The Bank adopted SFAS 156 on January 1, 2007. The adoption of SFAS 156 did not have a material impact impact on U.S.GAAP disclosures.
IN SEPTEMBER 2006, THE FASB ISSUED STATEMENT NO. 157 (“SFAS 157”) “FAIR VALUE MEASUREMENT”. SFAS 157 PROVIDES A SINGLE DEFINITION OF FAIR VALUE, TOGETHER WITH A FRAMEWORK FOR MEASURING IT, AND REQUIRES ADDITIONAL DISCLOSURE ABOUT THE USE OF FAIR VALUE TO MEASURE ASSETS AND LIABILITIES. SFAS 157 ALSO EMPHASIZES THAT FAIR VALUE IS A MARKET-BASED MEASUREMENT, NOT AN ENTITY SPECIFIC MEASUREMENT, AND SETS OUT A FAIR VALUE HIERARCHY WITH THE HIGHEST PRIORITY BEING QUOTED PRICES IN ACTIVE MARKETS. UNDER SFAS 157 FAIR VALUE MEASUREMENTS ARE DISCLOSED BY LEVEL WITHIN THAT HIERARCHY. WHILE THE STATEMENT DOES NOT ADD ANY NEW FAIR VALUE MEASUREMENTS, IT MAY CHANGE CURRENT PRACTICE. SFAS 157 IS EFFECTIVE FOR FINANCIAL STATEMENTS ISSUED FOR FISCAL YEARS BEGINNING AFTER NOVEMBER 15, 2007. THE BANK IS CURRENTLY EVALUATING THE IMPACT OF SFAS 157 ON THE COMPANY’S FINANCIAL POSITION AND RESULTS OF OPERATIONS.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Dated: July 8, 2008

BANCOLOMBIA S.A.
By:	/s/ JAIME ALBERTO VELÁSQUEZ BOTERO
	Name:	Jaime Alberto Velásquez Botero
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description
1. (2)	English Translation of Corporate by-laws (estatutos sociales) of the registrant, as amended on March 01, 2007.
2. (1)	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended.
4.1 (2)	Master Stock Purchase Agreement among Bancolombia (Panama) S.A. and the Majority Shareholders of Banagrícola S.A. and first amendment.
4.2 (2)	Byssa Stock Purchase Agreement among Bancolombia (Panama) S.A. and the Majority Shareholders Bienes y Servicios S.A.
4.3 (2)	English Summary of the Stock Sale Agreement among Bancolombia S.A. and Portal de Inversiones S.A.
7.	Selected Ratios’ Calculation.
8.1	List of Subsidiaries.
11.	English translation of the Ethics Code of the registrant, as amended on June 23, 2008.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 8, 2008.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 8, 2008.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 8, 2008.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 8, 2008.
15(a)	English Translation of Corporate Governance Code (Código de Buen Gobierno) of the registrant, as amended on June 23, 2008.

(1)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

(2)	Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2006 filed on May 10, 2007.