Form 20-F/A
period 2007-12-31
BANCOLOMBIA SA
filed 2009-06-29
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

AMENDMENT NO 1
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
Avenida Los Industriales Carrera 48 No. 26-85
Medellin, Colombia
(Address of principal executive offices)
Juan Esteban Toro Valencia, Investor Relations Manager
Avenida Los Industriales Carrera 48 No. 26-85, Medellín, Colombia
Tel. +574 440 1837, Fax. + 574 404 5146, e-mail: juatoro@bancolombia.com
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
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow
Item 17 ☐     Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐     No ☑
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the precedent 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐     No ☐
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐     No ☐

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to the Bank’s annual report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2008 (the “original filing”), is filed to restate the Bank’s Supplemental Consolidated Condensed Balance Sheets, Supplemental Consolidated Condensed Statement of Operations and Supplemental Consolidated Condensed Statements of Cash Flows prepared in accordance with U.S. GAAP and included in the Bank’s consolidated financial statements filed in Item 18 of the Form 20-F/A.
During the preparation of the Bank’s 2008 financial statements, the Bank reviewed certain of its service agreements with vehicles used to securitize the Bank’s performing loans and reconsidered the analysis under SFAS 140 and concluded that such vehicles did not meet the definition of a qualified special-purpose entity under SFAS 140. Consequently, the Bank restated the Supplemental Consolidated Condensed Balance Sheets, Supplemental Consolidated Condensed Statements of Operations and the Supplemental Consolidated Condensed Statements of Cash Flows in order to consolidate the vehicles in which the Bank is the primary beneficiary under FIN 46R — Consolidation of Variable Interest Entities (Revised).
In addition, the Bank restated the Supplemental Consolidated Condensed Statements of Cash Flows to correct errors related to (i) for all years presented, the inappropriate classification of the changes in the loan portfolio as operating activities rather than investing activities, (ii) for all years presented, clerical errors in the elimination and reclassification of cash flows related to the different accounting treatment for business combinations under Colombian GAAP and U.S. GAAP (see note 31 (m)), (iii) for the fiscal years ended on December 31, 2006 and 2007, the presentation of the effects of exchange rate changes on cash and cash equivalents. In addition, as noted above, the restatement relating to the treatment of vehicles used to securitize the Bank’s performing loans also affects the Supplemental Consolidated Condensed Statements of Cash Flows for the years ended December 31, 2006 and 2007.
The foregoing restatements did not have affect Consolidated Net Income and Stockholders’ Equity under U.S. GAAP for any of the years presented in the original filing. The effects of the corrections and reclassifications are being presented as restatements in Note 32 to the financial statements included in this Amendment No. 1.
This Amendment No. 1 also amends Item 15 in the original filing to update the opinion of the Bank’s President Jorge Londono Saldarriaga and Finance Vice-President Jaime Alberto Velasquez Botero with respect to the effectiveness of the Bank’s internal controls over financial reporting as of December 31, 2007, in light of the restatement described above and in Note 32 to the financial statements included in this Amendment No. 1. Accordingly, the Bank hereby amends Item 15 beginning on page 164 of the original filing by adding the language that appears in Part II of this Amendment No. 1 after the first paragraph of Item 15.
As a result of and to reflect the restatements described above, certain disclosures have been added to or amended in Item 18 — Financial Statements and updated CEO and CFO Certifications have been included in Item 19 — Exhibits.
The revisions mentioned above appear on the following pages or exhibits:
ITEM 18. FINANCIAL STATEMENTS

Page F-2 and F-3 (Report of independent registered public accounting firm);

Page F-4 (Report of independent registered public accounting firm);

Page F-5 and F-6 (Report of independent registered public accounting firm about internal control over financial reporting);

Page F-99 (Supplemental Consolidated Condensed Balance Sheets);

Page F-100 (Supplemental Consolidated Condensed Statement of Operations);

Page F-100 (Supplemental Consolidated Condensed Statements of Cash Flows);

Page F-113 to F-118 (Investment Securities and Derivatives);

Page F-131 (Securitization);

Page F-133 to F-135 (Estimated Fair Value of Financial Instruments).

Page F-147 to F-149 (Note 32 Restatements)
ITEM 19. EXHIBITS
The following exhibits are filed as part of this Annual Report.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.
Except for the certifications, this Amendment No. 1 speaks as of the filing date of the original filing. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the original filing or reflect any events that have occurred after the filing date of the original filing. This amendment should be read in conjunction with the Bank’s filings made with the SEC subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment. This amendment retains the page numbering of the original filing for ease of reference.
PART II
ITEM 15. CONTROLS AND PROCEDURES
In connection with this evaluation, Bancolombia’s management, including President Jorge Londono Saldarriaga and Finance Vice-President Jaime Alberto Velasquez Botero, considered whether the restatement described in Note 32 to the financial statements included herein, would change management’s previous assessments of disclosures controls and procedures and internal control over financial reporting, and has concluded that, considering both quantitative and qualitative factors, the restatement of the Supplemental Consolidated Condensed Balance Sheets, the Supplemental Consolidated Condensed Statement of Operations and the Supplemental Consolidated Condensed Statements of Cash Flows prepared in accordance with U.S.GAAP included in this Form 20-F/A, did not impact the conclusion that the Bank’s disclosure controls and procedures are effective as of December 31, 2007.

3

PART III
FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
Reference is made to pages F — 1 through F — 149.
ITEM 19. EXHIBITS
The following exhibits are filed as part of this Annual Report.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.
SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Dated: June 29, 2009

BANCOLOMBIA S.A.
By:	/s/ JAIME ALBERTO VELÁSQUEZ BOTERO
	Name:	Jaime Alberto Velásquez Botero.
	Title:	Chief Financial Officer

4

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-2

Consolidated Balance Sheets Year Ended December 31, 2006 and 2007	F-7

Consolidated Statements of Operations Year Ended December 31, 2005, 2006 and 2007	F-9

Consolidated Statements of Stockholders’ Equity Year Ended December 31, 2005 2006 and 2007	F-11

Consolidated Statements of Cash Flows Year Ended December 31, 2005, 2006 and 2007	F-12

Notes to Consolidated Financial Statements	F-14

Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2

Deloitte & Touche Ltda.
Edificio Corficolombiana
Calle 16 Sur No 43 A-49 Pisos 9 y 10
A.A 404
Nit 860.005.813-4
Medellin
Colombia

Tel: 57(4) 313 56 54
Fax: 57(4) 313 93 43
www.deloitte.com/co
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of directors and shareholders of BANCOLOMBIA S.A.:
We have audited the accompanying consolidated balance sheets of Bancolombia S.A. and subsidiaries (the “Bank”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the financial statements based on our audits. We did not audit the consolidated financial statements of Banagrícola, S.A. (a consolidated subsidiary acquired by the Bank on May 16, 2007) and its subsidiaries, which statements reflect total assets and income before taxes constituting 16.30% and 15.30%, respectively, of the related consolidated totals for the year ended December 31, 2007. Those statements, prepared in accordance with the accounting standards prescribed by the Superintendence of Financial System of EI Salvador, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Banagrícola, S.A. and its subsidiaries on such basis of accounting, is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements (including the Bank’s conversion of the amounts in the financial statements of Banagrícola S.A. and its subsidiaries, prepared in conformity with accounting standards prescribed by the Superintendence of Financial System of El Salvador, to amounts in conformity with accounting principles generally accepted in Colombia and the regulations of the Colombian Superintendency of Finance (collectively “Colombian GAAP”) and accounting principles generally accepted in the United States of America (“U.S. GAAP”)). An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Bancolombia S.A. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with Colombian GAAP.

Colombian GAAP vary in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.
Our audits also comprehended the translation of Colombian pesos amounts into U. S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2b. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management excluded from its assessment the internal control over financial reporting of Banagrícola, S.A. and its subsidiaries which was acquired on May 16, 2007. Our report dated July 7, 2008, and June 25, 2009 as to the effects of the restatements discussed in Note 32, expressed an unqualified opinion on the Bank’s internal control over financial reporting excluding Banagrícola, S.A. and its subsidiaries.
As discussed in Note 32, the accompanying financial statements have been restated.
/s/ Deloitte & Touche Ltda.
Medellin, Colombia
July 7, 2008 (June 25, 2009 as to the effects of the restatements discussed in Note 32)

Consent of independent public accounting firm
We hereby consent to the use in this Registration Statement on Form 20-F/A of Bancolombia S. A. of our report dated June 28, 2008 relating to the financial statements of Banagrícola, S. A. and its subsidiaries as of December 31, 2007 prepared in conformity with accounting standards prescribed by the Superintendence of Financial System of EI Salvador, which appear in such Registration Statement.
/s/ PriceWaterhouseCoopers
June 25, 2009
Panamá, Republic of Panama

Deloitte & Touche Ltda.
Edificio Corficolombiana
Calle 16 Sur No 43 A-49 Pisos 9 y 10
A.A 404
Nit 860.005.813-4
Medellin
Colombia

Tel: 57(4) 313 56 54
Fax: 57(4) 313 93 43
www.deloitte.com/co
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of BANCOLOMBIA S.A.:
We have audited the internal control over financial reporting of Bancolombia S.A. and subsidiaries (the “Bank”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Banagrícola S.A. and its subsidiaries, which was acquired on May 16, 2007 and whose financial statements constitute 16.15% of total assets and 10.2% of income before taxes of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Banagrícola S.A. and its subsidiaries. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Bank and our report dated July 7, 2008 and June 25, 2009 as to the effects of the restatements discussed in Note 32, expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding to the nature and effect of differences between accounting principles generally accepted in Colombia and in the United States of America, and that our audit also comprehended the translation of Colombian Pesos amounts into U.S. dollars amounts in accordance with note 2b. of such consolidated financial statements.
/s/ Deloitte & Touche Ltda.
Medellin, Colombia
July 7, 2008 (except for the effects of the restatement discussed in Note 32 to which the date is June 25, 2009)

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

The accompanying notes, numbered 1 to 32, form an integral part of these Consolidated Financial Statements

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

The accompanying notes, numbered 1 to 32, form an integral part of these Consolidated Financial Statements.

(1)	See Note 2 (ff).

(2)	The consolidated statement of operations for the year ended December 31, 2005 includes Conavi’s and Corfinsura’s results since the beginning of the year.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2005, 2006 and 2007
(Stated in millions of pesos and thousands of U.S. Dollars, except share data)

											Surplus
													Gross unrealized
							Retained Earnings						gain or loss on		Total
	Non Voting Preference Shares			Voting Common Shares			Appro-		Unappro-		Reappraisal		investments		Stockholders’
	Number	Par Value		Number	Par Value		priated		priated		of assets		available for sale		equity

Balance at December 31, 2004	178,435,787	Ps	101,579	398,259,608	Ps	253,540	Ps	1,010,481	Ps	578,678	Ps	42,237	Ps	104,208	Ps	2,090,723
Net income	—		—	—		—		—		946,881		—		—		946,881
Transfer to appropriated retained earnings	—		—	—		—		578,678		(578,678)		—		—		—
Issuance of preference and common shares	39,686,634		19,843	111,444,976		55,722		160,646		—		—		—		236,211
Valuation of investment	—		—	—		—		—		—		(179,033)		31,690		(147,343)
Merger effect	—		—	—		—		193,673		—		247,275		(12,650)		428,298
Dividends declared	—		—	—		—		(216,838)		—		—		—		(216,838)
Other	—		—	—		—		39,358		—		—		—		39,358

Balance at December 31, 2005	218,122,421	Ps	121,422	509,704,584	Ps	309,262	Ps	1,765,998	Ps	946,881	Ps	110,479	Ps	123,248	Ps	3,377,290
Net income	—		—	—		—		—		749,529		—		—		749,529
Transfer to appropriated retained earnings	—		—	—		—		946,881		(946,881)		—		—		—
Valuation of investment	—		—	—		—				—		30,214		(111,149)		(80,935)
Dividends declared	—		—	—		—		(369,736)		—		—		—		(369,736)
Other	—		—	—		—		(29,536)		—		—		—		(29,536)

Balance at December 31,2006	218,122,421	Ps	121,422	509,704,584	Ps	309,262	Ps	2,313,607	Ps	749,529	Ps	140,693	Ps	12,099	Ps	3,646,612

Net income	—		—	—		—		—		1,086,923		—		—		1,086,923
Transfer to appropriated retained earnings	—		—	—		—		749,529		(749,529)		—		—		—
Issuance of preference and common shares	59,999,998		30,000	—		—		897,612		—		—		—		927,612
Valuation of investment	—		—	—		—				—		178,953		(39,686)		139,267
Dividends declared	—		—	—		—		(403,164)		—		—		—		(403,164)
Other	—		—	—		—		(197,980)		—		—		—		(197,980)

Balance at December 31,2007	278,122,419		151,422	509,704,584		309,262		3,359,604		1,086,923		319,646		(27,587)		5,199,270

Balance at December 31, 2007(1)	278,122,419	US$	75,157	509,704,584	US$	153,498	US$	1,667,496	US$	539,480	US$	158,652	US$	(13,692)	US$	2,580,591

The accompanying notes, numbered 1 to 32, form an integral part of these Consolidated Financial Statements.

(1)	See note 2 (ff)

(2)	The consolidated statement of operations for the year ended December 31, 2005, includes Conavi’s and Corfinsura’s results since the beginning of the year.

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

The accompanying notes, numbered 1 to 32, form an integral part of these Consolidated Financial Statements.

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
In May 2007, Bancolombia S.A. through its subsidiary Bancolombia Panamá S.A. acquired 89.15% of the Banagrícola S.A. (“Banagrícola”). Banagrícola’s shareholders agreed to sell 16,817,633 of the total 18,865,000 outstanding shares. The purchase price was US$47.044792 per share for a total of US$ 791,182. Simultaneously with the acquisition, the Bank had signed an agreement with Bienes y Servicios S.A (BYSSA), former major Banagrícola’s shareholder, which included a call and written put option. The options were exercised in December 2007 and as a consequence the Bank acquired the shares representing 9.59% of interest in Banagríola. Bancolombia Panamá S.A. has continued purchasing shares from Banagrícola’s minority shareholders and at December 31, 2007 held an interest of 98.90% of Banagrícola’s total shareholder’s equity.
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

Category	Max. Registered Amount %(1)	Investment Characteristics
B Acceptable risk, greater than normal	Eighty (80)	Present factors of uncertainty that could affect the capacity to continue adequately fulfilling debt service and weaknesses that could affect their financial situation.
C Appreciable risk	Sixty (60)	Present medium-high probabilities of non-fulfillment of timely payments of capital and interest in their financial situation that may compromise the recovery of the investment.
D Significant risk	Forty (40)	Present non-fulfillment of agreed terms of the security and material deficiencies in their financial situation, the probability of recovering the investment is highly doubtful.
E Unrecoverable	Zero (0)	Recovery highly improbable.

(1)	On the net nominal amortization values as of the valuation date for debt securities or the acquisition cost less allowances for equity securities.

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

		Days after non-		Days after non-
Type of Collateral	LGD	fulfillment	New LGD	fulfillment	New LGD
Inadmissible guarantee	55%	270	70%	540	100%
Subordinate loans	75%	270	90%	540	100%
Admissible financial collateral	0-12%	—	—	—	—
Residential and commercial real estate	40%	540	70%	1080	100%
Leased real estate	35%	540	70%	1080	100%
Leased assets different from real estate	45%	360	80%	720	100%
Other collaterals	50%	360	80%	720	100%
Collection rights	45%	360	80%	720	100%
No guarantee	55%	210	80%	420	100%
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
In the case of loans pertaining to the commercial category of Banagrícola’s subsidiaries, minimum provisions were applied according to the following percentages:

	Commercial %
Category	Capital	Interest/Other
A — Normal Risk	1	1
B — Acceptable Risk, Above Normal	3.2	3.2
C — Appreciable Risk	20	100
D — Significant Risk	50	100
E — Risk of Unrecoverability	100	100
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
The capitalization of yields on restructured loans that have been recorded in memorandum accounts or as charge — off loan balances are included in this category as indicated in Note 2 (i) Loans and Financial Lease.
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
(ff) Convenience Translation to U.S. Dollars
The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. Dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of Ps 2,014.76 per US$ 1, which is approximately the exchange rate, calculated on December 31, 2007, the last business day of the year, by the Superintendency of Finance. This translation may not be construed to represent that the Colombian peso represents or has been, or could be converted into, U.S. Dollars at that or any other rate.
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

At December 31, 2006 and 2007, the Bank (unconsolidated) net foreign currency asset position amounted to US$ 176,451 and US$ 668,030, respectively; which meet the legal requirements.
At December 31, 2006 and 2007, the Subsidiaries Bancolombia Panamá S.A, Bancolombia Caymán, Sistema de Inversiones y Negocios S.A, Sinesa Holding Company Limited, Future Net S.A, Banagrícola S.A, Banco Agrícola Panamá S.A, Inversiones Financieras Banco Agrícola S.A, Banco Agrícola S.A, Arrendadora Financiera S.A, Credibac S.A, Bursabac S.A, Crecer S.A, Aseguradora Suiza Salvadoreña S.A, Asesuisa Vida S.A, Valores Bancolombia Panamá S.A, Bancolombia Puerto Rico, Renting Perú S.A.C, Suleasing Internacional USA Inc and Suleasing Internacional Do Brasil Locacao de Bens had foreign currencies which represent 54.61% and 82.63% respectively, of the consolidated assets in foreign currency and 51.30% and 80.45%, respectively, of the consolidated liabilities in foreign currency.

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
The Bank sold Ps 218,569,232 and Ps 218,683,534 of investment securities during the years ended December 31, 2006 and 2007, respectively.
Investment in available for sale securities consisted of the following:

	2006		2007
Available for sale

Colombian peso denominated:
Colombian government	Ps	679,056	Ps	549,007
Government entities		—		29,729
Financial institutions		67,823		660,622
Other		313,424		26,185

Total local currency denominated		1,060,303		1,265,543

Foreign currency denominated:
Colombian government		674,437		82,408
El Salvador Central Bank		—		39,658
Government entities		—		156,364
Foreign government		—		379,467
Financial institutions		61,687		31,153
Other		14,157		—

Total foreign currency denominated		750,281		689,050

Total Available for sale — Debt securities	Ps	1,810,584	Ps	1,954,593

	Participation			Participation
	percentage at			percentage at
	December 31, 2006	2006		December 31, 2007	2007

Available for sale — equity securities

Todo Uno Services	46.51%	Ps	53,335	47.04%	Ps	47,998
Sociedad Administradora de Fondos de Pensiones y de Cesantías Protección S.A.	23.44%		19,481	23.44%		19,481
Titularizadora Colombiana S.A.	21.25%		14,765	21.25%		17,308
Promotora La Alborada	25.81%		14,001	25.81%		14,001
Metrotel Redes	28.42%		10,568	28.42%		10,568
Bolsa de Valores de Colombia	8.54%		5,509	5.87%		8,578
Concesiones Urbanas S.A.	33.32%		8,446	33.33%		8,449
Urbanización Chicó Oriental No. 2 Ltda.	24.37%		7,848	24.37%		7,848
Redeban Red Multicolor	20.36%		4,396	20.36%		4,396
Cadenalco S.A. Titularización	3.33%		3,929	3.33%		4,378
Concesiones CCFc S.A.	25.50%		4,358	25.50%		4,358

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)

	Participation			Participation
	percentage at			percentage at
	December 31, 2006	2006		December 31, 2007	2007
Depósito Centralizado de Valores de Colombia Deceval S.A.	13.58%		3,735	13.58%		4,209
Banco Latinoamericano de exportaciones BLADEX S.A.	0.22%		2,109	0.27%		2,618
Terminal Maritimo Muelles El Bosque (1)	7.01%		3,390	—		—
Muelles El Bosque Operadores Portuarios (1)	7.93%		1,242	—		—
Sutecnología S.A. (2)	49.50%		1,535	—		—
ACH 4G S.A.	20.00%		1,225	20.00%		1,225
Urbanización Sierras del Chicó Ltda.	0.55%		203	0.55%		203
Serfinsa (3)	—		—	31.11%		1,314
Other			3,072			3,690

Total equity securities			163,147			160,622

Allowance for other-than-temporary impairment in value			(63,060)			(53,717)

Equity securities, net		Ps	100,087		Ps	106,905

(1)	These securities were sold during 2007.

(2)	In 2007, the bank acquired 50.50% of interest in Sutecnología which was subsequently merged with Leasing Bancolombia in December 2007.

(3)	Investment derived from Banagrícola acquisition in May 2007.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Investment in held to maturity securities consisted of the following:

	2006		2007
Held to Maturity Securities

Colombian peso denominated:
Colombian government	Ps	523,007	Ps	525,368
Colombian Central Bank		—		145
Government entities		5,106		47,765
Financial institutions		520,926		423,056
Corporate bonds		30,712		41,710

Total Held to maturity securities		1,079,751		1,038,044

Foreign currency denominated:
Colombian government		12,394		—
El Salvador Central Bank		—		546,552
Government entities		—		853
Foreign government		—		64,929
Financial institutions		—		72,374
Other		21,978		2,694

Total foreign currency denominated		34,372		687,402

Total Held to maturity securities		1,114,123		1,725,446

Allowance for other-than-temporary impairment in value		(6,903)		(13,807)

Total Held to maturity securities, net	Ps	1,107,220	Ps	1,711,639

The maturity and yield of securities issued by Colombian Government Peso-denominated, as of December 31, 2007, were as follow:

Maturity	Balance	Yield (1)
One year or less	334,500	9.22%
After one year through five years	1,013,792	9.39%
After five years through ten years	460,543	7.37%
After ten years	204,308	10.71%

Total	2,013,143	9.04%

(1)	Calculated using internal return rate (IRR) as of December 31, 2007

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(7) Allowance for Loans, Financial Leases and Accrued Interest Losses
The following table sets forth an analysis of the activity in the allowance for loans and financial leases losses:

	2005		2006		2007

Balance at beginning of year	Ps	434,378	Ps	705,882	Ps	834,183
Balance at beginning of period (Factoring Bancolombia)		—		5,625		—
Balance at beginning of period (Conavi, Corfinsura and subsidiaries)		236,013		—		—
Balace at beginning of period (Banagrícola’s subsidiaries) (1)		—		—		147,357
Provision for loan losses		374,744		568,679		1,203,543
Charge-offs		(115,455)		(136,789)		(186,273)
Effect of changes in exchange rate		(3,955)		(1,210)		(25,441)
Reclasification — Securitization		(11,947)		—		—
Reversals of provisions		(207,896)		(308,004)		(516,218)

Balance at end of year	Ps	705,882	Ps	834,183	Ps	1,457,151

Ratio of charge-offs to average outstanding loans		0.66%		0.63%		0.60%

(1)	Includes allowance for loan losses of Banco Agrícola, Banco Agrícola (Panamá), Arrendadora Financiera, Credibac, Aseguradora Suiza Salvadoreña and Asesuisa Vida.
The recoveries of charged-offs loans are recorded in the consolidated statement of operations separated from provisions for loan losses.
The following table sets forth the activity in the allowance for accrued interest losses:

	2005		2006		2007

Balance at beginning of year	Ps	4,603	Ps	8,655	Ps	11,644
Balance at beginning of period (Factoring Bancolombia)		—		481		—
Balance at beginning of period (Conavi, Corfinsura and subsidiaries)		9,609		—		—
Provision		12,379		14,825		35,543
Charge-offs		(4,657)		(4,126)		(3,167)
Recoveries		(13,267)		(8,159)		(10,507)
Effect of changes in exchange rate		(12)		(32)		(210)

Balance at end of year	Ps	8,655	Ps	11,644	Ps	33,303

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
The average value of hedging portfolio during the years 2007 was US$ 6,194 and the average yield was 5.27%.
(9) Accounts Receivable
Accounts receivable consisted of the following:

	2006 (2)		2007 (2)

Credit card compensation	Ps	210,056	Ps	275,765
Overnight funds sold		1,048		2,394
Commissions		34,843		46,527
Sierras del Chicó y Chicó Oriental		4,289		4,467
Sale of Bank’s equity investments (1)		45,200		49,744
Renting		474		63
Advances to contractors and honoraries		124,353		149,438
Commitment seller		10,993		19,289
Warehousing services		10,292		—
Dividends		2,826		2,008
Treasury operations pending of paid by the customers		1,193		2,500
Services and properties sells		27,759		24,017
Employee advances		367		5,835
Deposit security receivable (“Fogafin”)		26,540		23,342
Insurance premium receivables		—		32,525
Taxes		7,538		10,447
Other credit card receivable		6,883		11,219
International operations		25,480		10,234
Accounts receivables in branches		7,680		25,846
Other receivables		36,999		54,850

Total accounts receivable		584,813		750,510
Allowance for accounts receivable losses		(22,215)		(34,404)

Accounts receivable	Ps	562,598	Ps	716,106

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(13) Other Assets
Other assets consisted of the following:

	2006		2007

Other assets:
Value added tax deductible and withholding taxes	Ps	39,426	Ps	14,486
Investment in Trust		16,129		10,978
Deposits		147,423		23,842
Assets to place in lease contracts		445,050		502,260
Inventory		5,543		7,906
Consortiums		9,808		8,329
Other		11,886		12,841

Total other assets	Ps	675,265	Ps	580,642

(14) Goodwill
The movements in goodwill are as follows:

	2005		2006		2007

Balance at beginning of year	Ps	73,607	Ps	50,959	Ps	40,164
Additions derived from the acquisition of Factoring Bancolombia by Bancolombia		—		15,019		—
Additions derived from the acquisition of Banagrícola by Bancolombia Panamá		—		—		881,434
Other Additions (1)		—		—		132,154
Amortization		(22,648)		(25,814)		(70,411)
Effect of change in exchange rate		—		—		(6,246)

Balance at end of year	Ps	50,959	Ps	40,164	Ps	977,095

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(15) Foreclosed Assets
Foreclosed assets consisted of the following:

	2006		2007

Equity securities	Ps	54,202	Ps	58,906
Real estate		131,816		166,992
Other assets		6,986		8,218

Total		193,004		234,116
Allowance		(174,393)		(201,822)

Total foreclosed assets, net	Ps	18,611	Ps	32,294

The following is a summary of equity securities classified as foreclosed assets:

	2006		2007

Chicó Oriental Número 2 Ltda.	Ps	14,202	Ps	14,202
Urbanización Sierras del Chicó Ltda.		11,703		11,703
Procampo trust		7,044		7,044
Enka de Colombia		—		6,965
Lote2C Chisa trust		3,511		4,480
Pizano S.A.		3,663		3,663
Convertible Securities Pizano S.A.		3,221		3,221
Derechos Fibra Tolima		—		1,572
Derechos Calima Resort		—		1,485
Derecho fiduciario ADM-Ceylán		—		1,209
BIMA trust		—		675
Líneas Agromar trust		1,399		209
Conconcreto S.A.		2,622		—
Holguines Cali		1,485		—
Coltejer		2,674		—
Other		2,678		2,478

Total	Ps	54,202	Ps	58,906

The changes in allowance for foreclosed assets are as follows:

	2005		2006		2007

Balance at beginning of year	Ps	140,865	Ps	205,176	Ps	174,393
Balance at beginning of year 2007 (Aseguradora Suiza, Banco Agrícola)		—		—		70,612
Balance at beginning of the year (Factoring Bancolombia, Conavi, Corfinsura and subsidiaries)		65,814		2,370		—
Provision		44,665		22,037		35,298
Charge-offs		(772)		(978)		(23,866)
Reversal of provisions		(45,445)		(54,298)		(52,995)
Reclassifications		52		91		5,244
Effect of changes in exchange rates		(3)		(5)		(6,864)

Balance at the end of year	Ps	205,176	Ps	174,393	Ps	201,822

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

The proportional equity revaluations refer to the acquisition of investment in Banca Inversión Bancolombia S.A., Almacenar S.A. (for 2006), Valores Bancolombia S.A., Leasing Bancolombia S.A., Fiduciaria Bancolombia S.A., Sufinanciamiento S.A., Factoring Bancolombia S.A. and Inversiones Financieras Banco Agrícola S.A., and some of the affiliates of the entities mentioned above, calculated on the acquisition date. Consolidation rules require this value to be unchanged while the investment is held or no new acquisitions are made.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Maturities of interbank borrowings for the end of the year 2007 were as follows:

	2007

2008	Ps	1,112,032
2009		16,432
2010		70,408
2011		7,613
2012 and thereafter		300,126

	Ps	1,506,611

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Interest rates on borrowings from development and other domestic banks averaged 6.58% and 9.8% in 2006 and 2007, respectively, in local currency and 6.47% and 6.82% in 2006 and 2007, respectively, in foreign currency. Maturities at December 31, 2007 were as follows:

2007	Ps	329
2008		740,971
2009		385,022
2010		839,417
2011		377,231
2012		565,364
2013 and thereafter		436,301

Total	Ps	3,344,635

(19) Other Liabilities
Other liabilities consisted of the following:

	2006		2007

Unearned income	Ps	20,579	Ps	33,779
Accrued severance Law 50, net of advances		17,269		21,028
Accrued severance pre-Law 50, net of advances to employees of Ps 11,360 and Ps 10,160 in 2006 and 2007, respectively		13,553		13,669
Accrued payroll and other severance benefits		43,649		48,308
Accrued pension obligations net of deferred cost		99,085		110,669
Negative goodwill		7,137		4,604
Deferred interest on restructured loans		50,549		45,956
Deferred tax liability		40,683		64,183
Advances		75,104		52,200
Insurance reserves		—		67,229
Deferred profit on sales of assets		11,039		12,787
Deferred paid standby letters		2,150		3,965
Other		6,900		25,056

Total	Ps	387,697	Ps	503,433

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
On May 14, 2007, Bancolombia issued US$ 400,000 of subordinated notes due 2017 (the “Notes”). The notes have a 10-year maturity term and a coupon of 6.99%, payable semi-annually on May 25 and November 25 of each year, beginning on November 25, 2007. The Notes were offered pursuant to an effective shelf registration statement filed with the SEC. The Notes offering settled on May 25, 2007.
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

(2)
As a result of Banagriícola’s acquisition, the Bank for the year ended December 31, 2007, has established an allowance available to absorb probable losses inherent in the FICAFE investment, booked through its subsidiary, Banco Agrícola S.A. FICAFE investment consists of fiduciary’s certifications, issued by the Found of Enviromental Preservation of Coffee-producing lands established by the Salvadorian government.

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
The following tables present, for the fiscal years cited, the estimated amortizations of losses that can be recorded and the excess of presumed income over ordinary income:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Fiscal Losses to amortize

	Renting		Inversiones		Tempo		Renting		Todo Uno
	Perú		CFNS		Rent a car		Bancolombia		Colombia		Fundicom		Total
2011	Ps	—	Ps	—	Ps	—	Ps	—	Ps	26	Ps	1,962	Ps	1,988
2012		—		—		—		—		117		—		117
2013		—		—		—		—		—		294		294
With no maximum expiry date		866		20		632		93,221						94,739

	Ps	866	Ps	20	Ps	632	Ps	93,221	Ps	143	Ps	2,256	Ps	97,138

	Inversiones		Renting		Inversiones				Banca de
	CFNS		Bancolombia		Valsimesa		Fundicom		Inversión		Bancolombia		Total
2008	Ps	—	Ps	—	Ps	—	Ps	297	Ps	—	Ps	7,300	Ps	7,597
2009		—		1,718		—		634		—		39,507		41,859
2010		—		2,181		—		593		—		—		2,774
2011		—		2,796		—		817		1,539		—		5,152
2012		91		1,564		5		—		4,988		—		6,648

	Ps	91	Ps	8,259	Ps	5	Ps	2,341	Ps	6,527	Ps	46,807	Ps	64,030

(22) Subscribed and Paid-in Capital
Subscribed and paid-in capital consisted of the following:

	2005	2006	2007

Authorized shares	1,000,000,000	1,000,000,000	1,000,000,000

Issued and outstanding:
Common shares with a nominal value of Ps 500 (in pesos)	509,704,584	509,704,584	509,704,584
Preference shares with a nominal value of Ps 500 (in pesos)	218,122,421	218,122,421	278,122,419
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

•	Holders of preferred shares are not entitled to vote for the election of directors or to influence the Bank’s management policies.

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
Appropriated retained earnings consist of the following:

	2005		2006		2007

Legal reserve (1)	Ps	886,159	Ps	1,405,733	Ps	1,172,799
Additional paid-in capital		268,005		268,005		1,165,617
Other reserves		611,834		639,869		1,021,188

Total	Ps	1,765,998	Ps	2,313,607	Ps	3,359,604

(1)	Includes legal reserve and net income from previous years.
In addition, paid-in capital of Ps 268,005, Ps 268,005 and Ps 1,165,617 at December 31, 2005, 2006 and 2007, respectively, were recorded as part of the legal reserve and presented within the retained earnings, as required by the Superintendency of Finance.
(24) Dividends Declared
The dividends are declared and paid to shareholders based on the adjusted net income from previous year. The dividends were paid as indicated below:

	2006		2007		2008

Preceding year’s unconsolidated earnings	Ps	737,389	Ps	582,365	Ps	804,261

Dividends in cash	508 pesos per share paid in four quarterly installments of 127 pesos per share from April 2006 on 509,704,584 and 218,122,421 common and preferred shares, respectively.	532 pesos per share
payable in four quarterly
installments of 133
pesos per share
from April 2007 on
509,704,584 and
218,122,421
common and
preferred shares,
respectively.
Additionally 266
pesos per share on
59,999,998 payable
preferred shares
issued in June and
			July 2007.		568 pesos per share payable in four quarterly installments of 142 pesos per share from April 2008 on 509,704,584 and 278,122,419 common and preferred shares, respectively

Total dividends declared	Ps	369,736	Ps	403,164	Ps	447,486

Dividends payable at December 31 (1)	Ps	98,340	Ps	111,842

(1)	The amount of the dividends payable at December 31, is recorded as accounts payable in the Consolidated Balance Sheets.

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
Contingencies against the Bank greater to Ps 5,000, as of December 31, 2007, are:

			Actual
	Initial		Exposure at
Process	Exposure		December 31, 2007		Allowance		Likelihood

Arbitration process Jaime Gilinski and Others against Bancolombia and some of its officers	US$	675,000	Ps	55,975	Ps	27,988	Probable
Civil Lawsuit from Jaime Gilinski and Others	Ps	357,000	Ps	357,000		—	Remote
Almacenar S.A.		92,048		47,000		20,000	Probable
Inversiones C.B. S.A.		12,468		40,806		—	Remote
Class action Luis Alberto Duran (1)		421,080		39,084		19,542	Probable
Popular action Carlos Julio Aguilar and Other
Administrative Tribunal of Valle		25,232		30,210		—	Remote
Rodrigo Garavito and others against Bancolombia Administrative Tribunal of Cundinamarca		20,000		20,000		—	Remote
Editorial Oveja Negra Ltda. and Jose Vicente Katerain Velez		10,240		9,635		—	Remote
Murgueitio and Santander		8,000		8,000		—	Remote
Invico Ltda. Processes. Civil Court 9 of Bogota		5,000		6,601		—	Remote
Costrucc.Rojas Jimenez & CÍA. S. EN C.		6,277		6,277			Remote
Ordinary process Gloria Amparo Zuluaga Arcila		1,400		5,784		—	Remote
Constructodo against Corvivienda. Civil Circuit Court 18 of Bogota		3,500		5,070		5,000	Probable
Arbitration process CAJANAL vs Bancolombia		34,026		34,026		—	Remote
Parque Industrial y Comercial of Barranquilla VIA 40 and others		5,000		5,000		—	Remote

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
c)	Contingencies Related to the Purchase of 51% of Former Banco de Colombia S.A. (“Banco de Colombia”) Stock and Later Merger with Banco Industrial Colombiano (“BIC”, now Bancolombia)
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
In addition, the Attorney General’s Office (“Fiscal Delegado ante la Corte Suprema de Justicia”) barred one of the financial crimes (unauthorized transactions with shareholders) for which Mr. Londoño and Mr. Ochoa were investigated, based on the lapse of the statute of limitations.
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
The Court noted that the arbitral tribunal rejected the main three allegations of the plaintiffs. The arbitral tribunal found that (i) the Bank had not manipulated the price of ADRs on the New York Stock Exchange; (ii) the failure to raise US$ 150,000, was neither a breach of an express contractual obligation nor unlawful, fraudulent or willful misconduct; and (iii) neither the Bank nor its managers did engage in transactions or conduct in violation of Colombian law and sound banking practices. However, the arbitral tribunal found that the Bank had breached certain secondary duties of conduct.
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
The management of Fiduciarias Bancolombia S.A. considered that the probability of liability is low.
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
The management of Fiduciaria Bancolombia S.A. considered that the probability of liability is extremely low.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
AFP Crecer S.A
a. As of December 31, 2007, the entity has an administrative process PA-337-2004 for a supposed loss of US$ 33, regarding the liquidation of Eurobonds 2032. Legal defenses and evidence were presented before Superintendency of Pensions of El Salvador requesting the dismissal of the administrative processes as the transactions were done with the purpose of preserving the interests of customers. The Superintendence of Pensions of El Salvador issued resolution A-AF-DO-072-2005 imposing fine for US$ 1. On February 28, 2005 AFP Crecer S.A filed an appeal, which has been admitted and temporarily suspended the effects of fine, evidence has been presented, and a final decision is now expected. If the appeal is unsuccessful AFP Crecer S.A would probably argue that the statute of limitation has lapsed and/or try to use any other legal defenses. This would probably take approximately 2 additional years. Management believes the contingency is low.
b. According to resolution No. PA-016-2006 notified on February 13, 2006, the Superintendency of Pensions of El Salvador imposed a fine of US$ 28, to AFP Crecer S.A, for omitting to give information regarding some commitments in a term of 5 days. On February 16, 2006, AFP Crecer S.A filed an appeal before the Superintendency of Pensions of El Salvador arguing that the information required was in duly given. This appeal was admitted on February 17, 2006, temporarily suspending the effects of the abovementioned resolution, and consequently, opening to the evidence stage. On March 6, 2006 the Superintendency of Pensions of El Salvador denied the appeal and ordered AFP Crecer S.A to pay the correspondent fine in the term specified on the “Ley del Sistema de Ahorro para Pensiones”. On March 31, 2006 AFP Crecer S.A filed a motion before the Contentious Administrative Court (“Sala de lo Contencioso Administrativo”) of the Supreme Court of Justice of El Salvador against this decision, which was admitted on May 31, 2006. The appealed decisions, were temporarily suspended and the fine will only be effective once is a definitive decision by the Supreme Court of El Salvador.
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
b. As of December 31, 2007, BA has complaints filed against it by the Salvadorian Tax Authority (“Direccion General de Impuestos Internos”) before the Supreme Court of Justice, regarding a complementary determination of Tax to the Transfer of Personal property (“Impuesto a la Transferencia de Bienes Muebles”) and Tax of Services — VAT (“Prestacion de Servicios-IVA) related to the fiscal years of 2002 and 2003; and a process before the Court of Appeals of Internal Taxes and Customs against the Salvadorian Tax Authority, regarding the fiscal year 2002. The amounts of these processes amounted to US$ 4,261 and US$ 8,021, respectively. Management believes the contingency is probable however, the final resolution of these cases will not have significant effects in the financial situation or results of operations.
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
The Court of Appeals held that the Tribunal had decided the merits of all claims, and confirmed particularly, that the Tribunal rejected the main three allegations of the complaint filed before the Court. The Tribunal found that (i) Bancolombia had not manipulated the price of ADRs on the New York Stock Exchange; (ii) the failure to raise US$ 150,000 was neither a breach of an express contractual obligation nor fraudulent or willful misconduct; and (iii) neither Bancolombia nor the remaining defendants engaged in transactions or conduct in violation of Colombian law and sound banking practices.
Announcement of Multienlace’s sale
On june 6, 2008, Bancolombia announced the execution of an agreement whereby it sold 100% of its direct and indirect interest in Multienlace S.A. to Stratton Spain S.L, equating to approximately 98% of Multienlace S.A. The purchase price was Ps 105,882.6 and the sale remains subject to customary closing conditions.

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
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
c) Supplemental Consolidated Condensed Financial Statements under U.S.GAAP:
The presentation of balance sheet and income statement under U.S. GAAP differs from that from Colombian GAAP due to the acquisition of Conavi and Corfinsura in 2005 and Banagrícola in 2007. As a result, we are presenting the summarized consolidated financial statements under U.S.GAAP for years ended December 31, 2006 and 2007:
Supplemental Consolidated Condensed Balance Sheets

	2006 (As restated, see		2007 (As restated, see
	Note 32)		Note 32)

Assets:
Cash and due from banks	Ps	2,040,892	Ps	5,285,089
Trading account		2,926,959		2,287,673
Investment securities, net		2,203,154		2,361,663
Loans		22,456,573		35,340,990
Financial lease		3,553,514		4,699,764
Allowance for loans, financial leases losses and other receivables		(509,179)		(1,072,307)
Premises and equipment, net		1,637,039		1,922,999
Other assets		1,566,111		3,054,437

Total assets	Ps	35,875,063	Ps	53,880,308

Liabilities and Stockholders’ Equity:
Deposits		23,191,301		34,356,264
Short term debt		1,209,776		1,195,849
Long term debt		4,031,736		7,330,902
Other liabilities		2,848,792		4,996,708
Minority interest		44,440		63,031
Shareholders’ equity		4,549,018		5,937,554

Total Liabilities and Stockholders’ equity	Ps	35,875,063	Ps	53,880,308

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Supplemental Consolidated Condensed Statements of Operations

			2006(1)		2007(1)
			(As restated, see		(As restated, see
	2005(1)		Note 32)		Note 32)

Total interest income	Ps	2,847,397	Ps	3,261,057	Ps	4,763,632
Total interest expense		(1,032,576)		(1,281,228)		(1,987,244)

Net interest income		1,814,821		1,979,829		2,776,388
Provision of loans, leases and other receivables		(230,015)		(1,765)		(678,962)

Net interest income after provision of loans, leases and other receivables		1,584,806		1,978,064		2,097,426
Other income		938,250		1,154,306		1,614,446
Other expenses		(1,445,552)		(1,945,737)		(2,189,349)

Income before income taxes		1,077,504		1,186,633		1,522,523
Income tax expense		(147,482)		(199,871)		(449,916)

Net income from continued operations		930,022		986,762		1,072,607
Discontinued Operations		(38,901)		(45,579)		(56,963)

Net income	Ps	891,121	Ps	941,183	Ps	1,015,644

(1)	The amounts disclosed in the table for 2005 and 2006 differ from those disclosed in the annual report of 2006; these changes correspond to discontinued operations of Multienlace S.A.
Supplemental Consolidated Condensed Statements of Cash Flows (1)

	2005		2006		2007
	(As restated, see		(As restated, see Note		(As restated, see
	Note 32)		32)		Note 32)

Net income	Ps	891,121	Ps	941,183	Ps	1,015,644
Adjustments to reconcile net income to net cash used by operating activities		(3,059,351)		2,811,272		2,058,680

Net cash provided by operating activities		(2,168,230)		3,752,455		3,074,324
Net cash used in investing activities		474,247		(7,121,607)		(9,139,513)
Net cash provided by financing activities		2,174,645		3,677,955		9,566,743

Increase in cash and cash equivalents	Ps	480,662	Ps	308,803	Ps	3,501,554

Effect of exchange rate on cash and cash equivalent		—		2,067		(257,357)

Cash and cash equivalents at beginning of year		1,249,360		1,730,022		2,040,892

Cash and cash equivalents at end of year	Ps	1,730,022	Ps	2,040,892	Ps	5,285,089

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
The open tax years of the major companies of the Bancolombia Group are as follows:

Company	Open tax year

Bancolombia	2006 – 2007
Fiduciaria Bancolombia	2006 – 2007
Leasing Bancolombia	2006 - 2007
Sufinanciamiento	2006 – 2007
Valores Bancolombia	2006 – 2007
Renting Colombia	2005 – 2007
Factoring Bancolombia	2005 – 2007
Banca de Inversión	2007
Banco Agrícola	2004 – 2007

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

	2005	2006	2007

Discount rate	8.68%	8.68%	9.25%
Rate of compensation increases	6.33%	6.07%	6.00%
Rate of pension increases	4.50%	4.50%	5.00%
Estimated Future Benefit Payments
The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension	Other
	Benefits	Benefits

2008	14,048	12,732
2009	12,727	7,948
2010	12,742	7,520
2011	12,346	10,592
2012	12,268	13,487
Years 2013 - 2017	62,134	79,411
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
The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as available for sale under U.S. GAAP are shown below:

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale — Debt securities
December 31, 2006
Securities issued or secured by Colombian government	Ps	1,889,064	Ps	13,449	Ps	136,532	Ps	2,012,147
Securities issued or secured by government entities		10,388		42		81		10,427
Securities issued or secured by financial entities		164,642		3,502		5,511		166,651
Other investments		188,116		4,401		2,129		185,844

	Ps	2,252,210	Ps	21,395	Ps	144,253	Ps	2,375,065

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis
Available for sale — Debt securities
December 31, 2007

Securities issued or secured by Colombian government	Ps	1,035,891	Ps	2,216	Ps	158,816	Ps	1,192,491
Securities issued by the Central Bank		586,284		59		155		586,380
Securities issued or secured by government entities		232,841		389		5,444		237,895
Securities issued or secured by financial entities		166,920		2,991		728		164,657
Securities issued by foreign governments		444,405		3,200		1,593		442,798
Other investments		56,947		173		440		57,213

	Ps	2,523,288	Ps	9,028	Ps	167,176	Ps	2,681,434

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis
Available for sale — Equity securities
December 31, 2006

Inmobiliaria Cadenalco	Ps	3,929	Ps	1,438	Ps	—	Ps	2,491

	Ps	3,929	Ps	1,438	Ps	—	Ps	2,491

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis
Available for sale — Equity securities
December 31, 2007
Inmobiliaria Cadenalco	Ps	4,377	Ps	1,886	Ps	—	Ps	2,491
Bolsa de Valores de Colombia		4,877		174		—		4,703

	Ps	9,254	Ps	2,060	Ps	—	Ps	7,194

The scheduled maturities of debt securities at December 31, 2007 were as follows:

	Available for sale
	Amortized		Fair
	cost		value

Due in one year or less	Ps	1,116,331	Ps	1,115,234
Due from one year to five years		841,415		795,740
Due from five years to ten years		578,773		467,303
Due more than ten years		144,915		145,011

Total	Ps	2,681,434	Ps	2,523,288

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
Unrealized Losses Disclosure
Investments that have been in a continuous unrealized loss position for less than 12 months are:

			Gross
			unrealized		Cost
	Fair value		losses		basis
Available for Sale
December 31, 2007

Securities issued or secured by Colombian government	Ps	18,576	Ps	104	Ps	18,681
Securities issued or secured by the Central Bank		531,233		149		531,382
Securities issued or secured by government entities		20,107		450		20,557
Securities issued or secured by other financial entities		35,357		165		35,521
Securities issued by foreign governments		162,839		295		163,134

Total	Ps	768,112	Ps	1,163	Ps	769,275

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Investments that have been in a continuous unrealized loss position for 12 months or longer are:

			Gross
			unrealized		Cost
	Fair value		losses		basis
Available for Sale
December 31, 2007

Securities issued or secured by Colombian government	Ps	997,515	Ps	158,712	Ps	1,156,226
Securities issued or secured by the Central Bank		20,003		6		20,010
Securities issued or secured by government entities		27,862		4,994		32,856
Securities issued or secured by other financial entities		12,916		562		13,479
Securities issued by foreign governments		20,466		1,298		21,764
Other investments		33,362		440		33,802

Total	Ps	1,112,124	Ps	166,012	Ps	1,278,137

Securities issued or secured by Colombian government: The unrealized losses on this category are related to mandatory investments issued by the Ministry of Finance. The unrealized losses were caused by interest rate increases.
As of December 31, 2007, 935 investment securities presented gross unrealized losses.
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
Those factors include:
a.	the length of time and the extent to which the market value of the security has been less than cost;

b.
the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential); or

c.	the intent and ability of the Bank to retain its investment in the issuer for a period of time that allows for any anticipated recovery in market value.
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
Banagrícola S.A.
In May 2007, Bancolombia Panamá S.A. acquired 89.15% of Banagrícola S.A. (“Banagricola”). Banagrícola’s shareholders agreed to sell 16,817,633 of the total 18,865,000 outstanding shares. The purchase price was US$0.04704479 per share for a total of US$ 791,182.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Simultaneously with the acquisition, the Bank had signed an agreement with Bienes y Servicios S.A (BYSSA), formerly Banagrícola major shareholder, which included a call and written put option. The options were exercised in December 2007 and as a consequence the Bank acquired the shares representing 9.59% of interest in Banagrícola for an aggregate purchase price of approximately US$ 87,700 (US$ 0.04845024 per share).
In connection with this transaction, BYSSA must also transfer 100% the shares of Banagrícola de El Salvador, Inc. (“BESI”) for approximately US$ 6,000. BESI is a California corporation that is licensed to engage in the money transmittal business in California, Maryland, Nevada, New Jersey, Texas, Virginia and the District of Columbia. This transaction will be consummated upon receipt of all necessary regulatory approvals, some of which are still pending.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
Goodwill by segments was as follows:

	December 31,		December 31,		December 31,
	2005		2006		2007

Commercial Banking	Ps	253,034	Ps	253,034	Ps	303,032
Retail Banking		151,418		159,205		629,712
Small Business Banking		27,784		27,784		27,784
Leasing		54,238		54,238		54,238
Offshore Commercial Banking		31,534		31,534		31,534
Government Banking		1,199		1,199		30,629
Construction Banking		4,326		4,326		4,326
Treasury		—		—		122,446
All other segments		46,215		46,215		178,458

Total Goodwill	Ps	569,748	Ps	577,535	Ps	1,382,159

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
The activity of the intangible assets during the years ended December 31, 2006 and 2007 is as follows:

	2006		2007

Intangible Assets
Balance at beginning of year	Ps	223,080	Ps	142,099
Additions		7,267		365,849
Amortization		(15,114)		(42,063)
Impairment		(73,134)		—
Foreign currency translation adjustment		—		21,806

Balance at end of year	Ps	142,099	Ps	487,691

Intangible assets were as follows:

	December 31, 2006						December 31, 2007
	Gross						Gross
	carrying		Acummulated				carrying		Acummulated
	amount		amortization		Impairment		amount		amortization		Impairment

Non-Amortizable intangible assets	Ps	73,134		—	Ps	73,134	Ps	30,407		—	—
Amortizable intangible assets	Ps	163,258	Ps	21,159		—	Ps	520,781	Ps	63,222	—

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
Under US GAAP, the securitizations of non-performing loans do not comply with the conditions to qualify as a sale in accordance with SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). As a consequence, the securitizations of non-performing loans are accounted for as a secured borrowing.
The securitizations of performing loans comply with the conditions for sale accounting under SFAS 140. However, the securitization vehicles do not meet the strict conditions in SFAS 140 to be considered a qualifying special purpose entity (“QSPE”) because their activities are not sufficiently restricted. Upon application of FIN 46R — Consolidation of Variable Interest Entities (Revised), the Bank consolidates these securitization vehicles.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
On April 30, 2007, in a transaction duly authorized by the Superintendency of Finance, Bancolombia sold to LAB Investment & Logistics S.A. and Portal de Inversiones S.A., 3.57% of its direct interest in Almacenar S.A. The transaction price amounted to approximately Ps 2,050. The Bank registered in 2007 a loss on sale of this investment for Ps 14,064.
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

	December 31, 2006				December 31, 2007
	Colombian				Colombian
	GAAP		Estimated		GAAP		Estimated
	Amount		Fair Value		Amount		Fair Value
Financial assets
Cash and cash equivalents	Ps	2,006,366	Ps	2,006,366	Ps	5,228,387	Ps	5,228,387
Investment securities		5,677,761		4,827,872		5,774,251		4,562,689
Loans and accrued interest receivable on loans, net		24,066,681		25,523,982		36,644,033		38,954,179
Customers’ acceptances		64,030		64,030		55,208		55,208
Derivatives		102,365		102,210		140,797		139,015

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)

	December 31, 2006				December 31, 2007
	Colombian				Colombian
	GAAP		Estimated		GAAP		Estimated
	Amount		Fair Value		Amount		Fair Value
Financial liabilities:
Deposits	Ps	23,337,874	Ps	23,315,577	Ps	34,558,995	Ps	34,654,832
Overnight funds		1,009,098		1,009,098		2,020,366		2,020,366
Bank acceptances outstanding		64,030		64,030		55,208		55,208
Interbank borrowings		1,079,741		1,079,741		1,525,894		1,525,894
Borrowings from development and other domestic banks		2,467,639		2,467,639		3,371,003		3,371,003
Long term debt		1,313,782		1,768,839		2,866,462		3,675,395
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The following presents information on reported operating segment profit or loss, and segment assets:

	2005 (restated)
					Small		Governmental				Offshore
	Retail		Commercial		Business		And Institutional				Commercial				All other
	Banking		Banking		Banking		Banking		Treasury		Banking		Leasing		Segments		Total

Revenues from external customers	Ps	474,916	Ps	32,652	Ps	50,724	Ps	15,092		—	Ps	12,618	Ps	308,027	Ps	233,075	Ps	1,127,104

Revenues (expenses) from transactions with other operating segments of the Bank		76,998		145,022		161,358		27,850		—		10,604		6,654		(391,454)		37,032

Interest income		1,059,092		379,434		375,839		82,570		828,418		178,409		67,845		131,903		3,103,510

Interest expense		245,978		87,318		127,094		38,579		358,932		75,422		210,411		78,897		1,222,631

Net interest revenue		813,114		292,116		248,745		43,991		469,486		102,987		(142,566)		53,006		1,880,879

Depreciation and amortization expense (2)		—		—		—		—		—		706		11,871		18,076		30,653

Provision for loan losses		77,229		3,497		13,338		1,913		27,560		28,538		19,459		20,588		192,122

Administrative and other expense		697,565		76,472		85,086		36,397		10,895		8,952		57,950		596,431		1,569,748

Income tax expense or benefit (2)		—		—		—		—		—		—		32,389		245,124		277,513

Other income or expense, net		193		5		5		—		—		12,346		6,546		(10,161)		8,934

Segment profit before distribution of income (expense) for treasury funds		590,427		389,826		362,408		48,623		431,031		100,359		56,992		(995,753)		983,913

Distribution of income (expense) for treasury funds(1)		102,443		(84,480)		(87,934)		17,486		73,041		—		—		(20,556)		—

Segment profit	Ps	692,870	Ps	305,346	Ps	274,474	Ps	66,109	Ps	504,072	Ps	100,359	Ps	56,992	Ps	(1,016,309)	Ps	983,913

Segments assets	Ps	7,710,861	Ps	3,757,603	Ps	3,730,214	Ps	825,460	Ps	7,375,750	Ps	4,166,424	Ps	3,452,069	Ps	2,503,701	Ps	33,522,082

(1)	These costs are calculated based on the funds that segments use or provide. Those do not have an impact in the final result.

(2)	It was not practical to quantify these items.

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)

	2007
					Small		Governmental				Offshore
	Retail		Commercial		Business		And Institutional				Commercial				All other
	Banking		Banking		Banking		Banking		Treasury		Banking		Leasing		Segments		Total

Revenues from external customers	Ps	628,460	Ps	135,214	Ps	173,465	Ps	44,277		(2,302)	Ps	11,858	Ps	84,086	Ps	261,691	Ps	1,336,749

Revenues (expenses) from transactions with other operating segments of the Bank		(10,844)		25,309		—		—		10,655		148,783		1,345		317,738		492,986

Interest income		1,412,878		1,200,566		606,788		235,607		578,651		299,067		624,606		303,279		5,261,442

Interest expense		440,436		191,654		70,316		559,077		241,551		205,806		392,740		43,167		2,144,747

Net interest revenue		972,442		1,008,912		536,472		(323,470)		337,100		93,261		231,866		260,112		3,116,695

Depreciation and amortization expense		92,489		17,001		24,147		7,843		3,059		20,819		24,369		45,452		235,179

Provision for loan losses		267,022		164,440		154,554		23,326		(14,634)		19,271		108,538		26,111		748,628

Administrative and other expense		1,021,239		187,669		248,945		79,346		32,092		10,786		77,778		441,147		2,099,002

Income tax expense or benefit		58,979		75,439		46,587		45,744		42,381		—		35,990		56,763		361,883

Other income or expense, net		43,472		14,313		138		—		21		18,067		61,258		(59,098)		78,171

Segment profit before distribution of income (expense) for treasury funds		193,801		739,199		235,842		(435,452)		282,576		221,093		131,880		210,970		1,579,909

Distribution of income (expense) for treasury funds(1)		(12,920)		(416,221)		(76,737)		617,387		(40,942)		—		—		(70,567)		—

Segment profit	Ps	180,881	Ps	322,978	Ps	159,105	Ps	181,935	Ps	241,634	Ps	221,093	Ps	131,880	Ps	140,403	Ps	1,579,909

Segments assets	Ps	12,520,097	Ps	13,863,491	Ps	5,613,853	Ps	2,868,259	Ps	2,586,235	Ps	6,847,345	Ps	5,898,303	Ps	8,965,226	Ps	59,162,809

(1)	These costs are calculated based on the funds that segments use or provide. Those do not have an impact in the final result.

The following is a reconciliation of reportable segment’s revenues, profit or loss and assets, to the Banks’ consolidated totals:

	2005		2006		2007

Revenues
Revenues for reportable segments (1)	Ps	4,267,646	Ps	4,755,032	Ps	7,091,177
Non-operating income (2)		(20,166)		(372,237)		(194,096)
Elimination of intersegment revenues		(37,032)		(159,103)		(492,986)

Total revenues for reportable segments (3)	Ps	4,210,448	Ps	4,223,692	Ps	6,404,095

Profit or Loss
Segment Profit	Ps	983,913	Ps	908,632	Ps	1,579,909
Elimination of inter-segment profits		(37,032)		(159,103)		(492,986)

Net income	Ps	946,881	Ps	749,529	Ps	1,086,923

Assets
Segment Assets	Ps	33,522,082	Ps	38,256,030	Ps	59,162,809
Elimination of inter-segment assets		(2,718,565)		(3,767,334)		(7,011,160)

Consolidated total	Ps	30,803,517	Ps	34,488,696	Ps	52,151,649

(1)	Total revenues for reportable segments include Revenues from external customers, revenues and expenses from transaction with other operating segments of the same enterprise and interest income.

(2)	Non-operating income represent other income classified as revenues for segment reporting purposes.

(3)	Total revenues for reportable segments include interest, fees, other services and other operating income.
The following summarizes the Bank’s revenues and long-lived assets attributable to Colombia and other foreign countries:

	2006				2007
			Long				Long
Geographic Information	Revenues		Lived - Assets(1)		Revenues		Lived - Assets(1)

Republic of Colombia	Ps	3,801,365	Ps	878,917	Ps	5,507,174	Ps	1,202,108
Republic of Panama and Cayman Islands		512,629		12,285		515,749		10,242
Puerto Rico		37,171		141		51,765		164
Perú		—		—		357		6,706
El Salvador		—		—		774,026		143,658
USA (1)		31,630		928		48,010		115

Total		4,382,795		892,271		6,897,081		1,362,993
Eliminations		(159,103)		(13)		(492,986)		11

Total, net	Ps	4,223,692	Ps	892,258	Ps	6,404,095	Ps	1,363,004

(1)	Included foreclosed assets, net, and property, plant and equipment, net.

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
(32) Restatements
Securitization of performing loans
Subsequent to the issuance of the Bank’s financial statements for the year ended December 31, 2007, the Bank’s management reviewed certain of the Bank’s service agreements with vehicles used to securitize the Bank’s performing loans and reconsidered the analysis under SFAS 140 and concluded that such vehicles did not meet the definition of a qualified special-purpose entity under SFAS 140. As a result of this, the Bank has restated its Supplemental Consolidated Condensed Balance Sheets, its Supplemental Consolidated Condensed Statement of Operations (while the error has an impact on the individual financial statement line items within the Supplemental Consolidated Condensed Statement of Operations, it does not have an impact on the totals for income before income taxes, net income from continued operations, discontinued operations or net income), and the Supplemental Consolidated Condensed Statements of Cash Flows, prepared in accordance to U.S. GAAP and presented in Note 31, in order to consolidate the vehicles on which the Bank serves as the primary beneficiary under FIN 46R — Consolidation of Variable Interest Entities (Revised).
The impact on the balance sheets is:
Supplemental Consolidated Condensed Balance Sheets

	2006				2007
	Previously				Previously
	reported		Restated		reported		Restated

Assets
Cash an due from banks:	Ps	2,010,120	Ps	2,040,892	Ps	5,239,778	Ps	5,285,089
Trading account		2,926,959		2,926,959		2,287,673		2,287,673
Investment securities,net		2,912,524		2,203,154		3,414,275		2,361,663
Loans		21,358,135		22,456,573		33,482,038		35,340,990
Financial lease		3,553,514		3,553,514		4,699,764		4,699,764
Allowance for loans and financial leases losses		(507,641)		(509,179)		(1,055,697)		(1,072,307)
Premises and equipment, net		1,637,039		1,637,039		1,922,999		1,922,999
Other assets		1,552,684		1,566,111		3,055,923		3,054,437

Total Assets	Ps	35,443,334	Ps	35,875,063	Ps	53,046,753	Ps	53,880,308
Liabilities and Stockholders’ Equity:
Deposits		23,191,301		23,191,301		34,356,264		34,356,264
Short term debt		1,209,776		1,209,776		1,195,849		1,195,849
Long term debt		3,609,352		4,031,736		6,506,127		7,330,902
Other liabilities		2,836,369		2,848,792		4,986,221		4,996,708
Minority interest		47,518		44,440		64,738		63,031
Sharholders’ equity		4,549,018		4,549,018		5,937,554		5,937,554

Total Liabilities and Shareholders’ equity	Ps	35,443,334	Ps	35,875,063	Ps	53,046,753	Ps	53,880,308

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The impact on the consolidated statements of operation is:
Supplemental Consolidated Condensed Statements of Operations

	2006				2007
	Previously				Previously
	reported		Restated		reported		Restated
Total interest income	Ps	3,252,850	Ps	3,261,057	Ps	4,695,568	Ps	4,763,632

Total interest expense		(1,272,358)		(1,281,228)		(1,914,902)		(1,987,244)

Net interest income		1,980,492		1,979,829		2,780,666		2,776,388

Provision of loans, leases and other receivables		(1,765)		(1,765)		(678,962)		(678,962)

Net interest income after provision of loans, leases and other receivables		1,978,727		1,978,064		2,101,704		2,097,426

Other income		1,153,643		1,154,306		1,610,168		1,614,446

Other expenses		(1,945,737)		(1,945,737)		(2,189,349)		(2,189,349)

Income before income taxes		1,186,633		1,186,633		1,522,523		1,522,523

Income tax expense		(199,871)		(199,871)		(449,916)		(449,916)

Net income from continued operations		986,762		986,762		1,072,607		1,072,607

Discontinued Operations		(45,579)		(45,579)		(56,963)		(56,963)

Net income	Ps	941,183	Ps	941,183	Ps	1,015,644	Ps	1,015,644

Supplemental Consolidated Condensed Statement of Cash Flows
We also identified during the preparation of the 2008 financial statements that the Supplemental Consolidated Condensed Statements of Cash Flows, prepared in accordance to U.S. GAAP and presented in Note 31, included errors related to (i) for all years presented, the inappropriate classification of variations in the loan portfolio as operating activities, which has now been reclassified to investing activities, (ii) for all years presented, clerical errors in the elimination and reclassification of cash flows related to the different accounting treatment for business combinations under Colombian GAAP and US GAAP as described in note 31 (m) for the Conavi/Corfinsura merger during the year ended December 31, 2005 and the acquisition of Banagricola during the year ended December 31, 2007 and (iii) for the fiscal years ended on December 31, 2006 and 2007, the presentation of the effects of exchange rate changes on cash and cash equivalents. In addition, as noted above. the restatement relating to the treatment of vehicles used to securitize the Bank’s performing loan also affects the Supplemental Consolidated Condensed Statements of Cash Flows for the years ended on December 31. 2006 and 2007.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The impact on the consolidated statements of cash flows is:
Supplemental Consolidated Condensed Statements of Cash Flows

	2005				2006				2007
	Previously				Previously				Previously
	reported		Restated		reported		Restated		reported		Restated

Net income	Ps	891,121	Ps	891,121	Ps	941,183	Ps	941,183	Ps	1,015,644	Ps	1,015,644
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		(5,215,860)		(3,059,351)		(9,485,717)		2,811,272		(13,723,203)		2,058,680

Net cash (used in) provided by operating activities		(4,324,739)		(2,168,230)		(8,544,534)		3,752,455		(12,707,559)		3,074,324
Net cash (used in) provided by investing activities		(6,133,179)		474,247		5,411,530		(7,121,607)		460,615		(9,139,513)
Net cash provided by financing activities		10,938,580		2,174,645		3,413,102		3,677,955		15,476,602		9,566,743

Increase in cash and cash equivalents	Ps	480,662	Ps	480,662	Ps	280,098	Ps	308,803	Ps	3,229,658	Ps	3,501,554

Effect of exchange rate changes on cash and cash equivalents		—		—		—		2,067		—		(257,357)

Cash and cash equivalents at beginning of year		1,249,360		1,249,360		1,730,022		1,730,022		2,010,120		2,040,892

Cash and cash equivalents at end of year	Ps	1,730,022	Ps	1,730,022	Ps	2,010,120	Ps	2,040,892	Ps	5,239,778	Ps	5,285,089

EXHIBIT INDEX

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2009.