Form 20-F
period 2008-12-31
BANCOLOMBIA SA
filed 2009-06-30
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Carrera 48 # 26-85, Avenida Los Industriales
Medellín, Colombia
(Address of principal executive offices)
Juan Esteban Toro Valencia, Investor Relations Manager
Carrera 48 # 26-85, Medellín, Colombia
Tel. +5744041837, Fax. + 574 4045146, e-mail: juatoro@bancolombia.com
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
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☑
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
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
References to “Banagrícola” refer to Banagrícola S.A. a company incorporated in Panamá and authorized to operate as a bank holding company under the laws of the Republic of El Salvador, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.
References to “Banca de Inversión” refer to Banca de Inversión Bancolombia S.A. Corporación Financiera, a Subsidiary of Bancolombia S.A. organized under the laws of the Republic of Colombia that specializes in providing investment banking services.
References to “Banco Agrícola” refer to Banco Agrícola S.A., a banking institution organized under the laws of the Republic of El Salvador, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.
References to “Bancolombia”, the “Bank”, “us” or “we” refer to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, which may also act under the name of Banco de Colombia S.A., including its Subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.
References to “Bancolombia Panamá” refer to Bancolombia Panamá S.A., a Subsidiary of Bancolombia organized under the laws of the Republic of Panama that provides a complete line of banking services mainly to Colombian customers.
The term “billion” means one thousand million (1,000,000,000).
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
References to the “Conavi/Corfinsura merger” refer to the merger of Conavi and Corfinsura with and into Bancolombia, with Bancolombia. as the surviving entity, which took effect on July 30, 2005 pursuant to a Merger Agreement dated February 28, 2005.
References to “Corfinsura” refer to Corporación Financiera Nacional y Suramericana S.A., as it existed immediately before the Conavi/Corfinsura merger, taking into account the effect of its spin-off of a portion of its investment portfolio effective July 29, 2005.

i

References to “Factoring Bancolombia” refer to Factoring Bancolombia S.A., a Subsidiary of Bancolombia organized under the laws of the Republic of Colombia that specializes in accounts receivable financing.
References to “Fiduciaria Bancolombia” refer to Fiduciaria Bancolombia S.A., a Subsidiary of Bancolombia.which is the largest fund manager among its peers, including other fund managers and brokerage firms in Colombia.
References to “Leasing Bancolombia” refer to Leasing Bancolombia S.A. Compañía de Financialmiento Comercial, a Subsidiary of Bancolombia organized under the laws of the Republic of Colombia that specializes in leasing activities, offering a wide range of financial leases, operating leases, loans, time deposits and bonds.
References to “Renting Colombia” refer to Renting Colombia S.A., a Subsidiary of Bancolombia which provides operating lease and fleet management services for individuals and companies.
References to “Representative Market Rate” refer to Tasa Representativa del Mercado, the U.S. dollar representative market rate, certified by the Superintendency of Finance. The Representative Market Rate is an economic indicator of the daily exchange rate on the Colombian market spot of currencies. It corresponds to the arithmetical weighted average of the rates of purchase and sale of currencies of interbank transactions of the authorized intermediaries.
References to “Superintendency of Finance” refer to the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia).
References to “SMMLV” refer to Salario Mínimo Mensual Legal Vigente, the effective legal minimum monthly salary in Colombia.
References to “Subsidiaries” refer to subsidiaries of Bancolombia in which Bancolombia holds, directly or indirectly, 50% or more of the outstanding voting shares.
References to “Sufinanciamiento” refer to Compañía de Financiamiento Comercial Sufinanciamiento S.A., a Subsidiary of Bancolombia organized under the laws of the Republic of Colombia that specializes in risk products such as vehicle financing, private brand credit cards and personal loans.
The term “trillion” means one million million (1,000,000,000,000).
References to “U.S.” or “United States” refer to the United States of America.
References to “U.S. dollar”, “U.S. dollars”, and “US$” refer to the lawful currency of the United States.
References to “UVR” refer to Unidades de Valor Real, a Colombian inflation-adjusted monetary index calculated by the board of directors of the Central Bank and generally used for pricing home-mortgage loans.
References to “Valores Bancolombia” refer to Valores Bancolombia S.A. Comisionista de Bolsa, a Subsidiary of Bancolombia organized under the laws of the Republic of Colombia that provides brokerage and asset management services to over 200,000 clients.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Accounting Principles
The accounting practices and the preparation of the Bank’s consolidated financial statements follow the special regulations of the Superintendencia Financiera de Colombia (the “Superintendency of Finance”) and generally accepted accounting principles in Colombia (collectively “Colombian GAAP”). Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 31 to the Bank’s audited consolidated financial statements included in this Annual Report provides a description of the principal differences between Colombian GAAP and U.S. GAAP as they relate to the Bank’s audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and dates indicated herein. References to Colombian GAAP in this Annual Report are to Colombian GAAP as supplemented by the applicable rules of the Superintendency of Finance.
For consolidation purposes under Colombian GAAP, financial statements of the Bank and its Subsidiaries must be prepared under uniform accounting policies. In order to comply with this requirement, financial statements of foreign Subsidiaries were adjusted as required by Colombian regulations with regard to investments, loans, leased assets, goodwill and foreclosed assets.
For 2008, the Bank’s consolidated financial statements include companies in which it holds, directly or indirectly, 50% or more of outstanding voting shares. The Bank consolidates directly Leasing Bancolombia, Fiduciaria Bancolombia, Banca de Inversión , Sufinanciamiento, Bancolombia Puerto Rico Internacional, Inc. , Patrimonio Autónomo Sufinanciamiento, Bancolombia Panamá, Valores Bancolombia, Factoring Bancolombia. and FCP Colombia Inmobiliaria. As described below, some of the Bank’s Subsidiaries also consolidate their own subsidiaries. The Bank’s Subsidiary Bancolombia Panamá consolidates Bancolombia Cayman S.A., Sistema de Inversiones y Negocios S.A., Sinesa Holding Company Limited, Future Net S.A., Suleasing International USA Inc. and Banagrícola (which in turn consolidates Banco Agrícola Panamá S.A, Inversiones Financieras Banco Agrícola S.A., Banco Agrícola, Arrendadora Financiera S.A., Credibac S.A. de C.V., Bursabac S.A. de C.V., AFP Crecer S.A., Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A.). The Bank’s Subsidiary Banca de Inversión consolidates with Inmobiliaria Bancol S.A., Valores Simesa S.A., Inversiones CFNS Ltda., Todo Uno Colombia S.A. and Inversiones IVL S.A. The Bank’s Subsidiary Leasing Bancolombia consolidates Renting Colombia (which in turn consolidates Renting Perú S.A.C., Capital Investments SAFI S.A., Fondo de Inversión en Arrendamiento Operativo Renting Perú, Transportes Empresariales de Occidente Ltda. and RC Rent a Car S.A.). The Bank’s Subsidiary Valores Bancolombia consolidates Suvalor Panamá S.A, and the Bank’s Subsidiary Fiduciaria Bancolombia consolidates Fiduciaria GBC S.A.
Currencies
The Bank maintains accounting records in Colombian pesos. The audited consolidated financial statements of Bancolombia for the years ended December 31, 2006, 2007 and 2008 (collectively, including the notes thereto, the “Financial Statements”) contained in this Annual Report are expressed in pesos.
This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of Ps 2,243.59 per US$ 1.00, which corresponds to the Representative Market Rate calculated on December 31, 2008 the last business day of the year. The Representative Market Rate is computed and certified by the Superintendency of Finance, the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including Bancolombia). The Superintendency of Finance also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements, and converting amounts in foreign currency to Colombian pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On May 31, 2009, the Representative Market Rate was Ps 2,140.66 per US$ 1.00.

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
Information included on or accessible through Bancolombia’s internet site is not part of this Annual Report
This Annual Report refers to certain websites as sources for certain information contained herein. Information contained in or otherwise accessible through these websites is not a part of this Annual Report. All references in this Annual Report to these and other internet sites are inactive textual references to these URLs, or “uniform resource locators”, and are for your informational reference only.
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
Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank’s forward-looking statements appear in a number of places in this Annual Report, principally in “Item 3. Key Information — D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects”, and include, but are not limited to:
•	changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the countries where the Bank operates;

•	changes in capital markets or in markets in general that may affect policies or attitudes towards lending;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	inflation, changes in foreign exchange rates and/or interest rates;

•	sovereign risks;

•	liquidity risks;

•	increases in defaults by the Bank’s borrowers and other loan delinquencies;

•	lack of acceptance of new products or services by the Bank’s targeted customers;

•	competition in the banking, financial services, credit card services, insurance, asset management, remittances business and other industries in which the Bank operates;

•	adverse determination of legal or regulatory disputes or proceedings;

•	changes in official regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in the jurisdictions in which the Bank does business;

•	regulatory issues relating to acquisitions; and

•	changes in business strategy.
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

v

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
The selected consolidated financial data as of December 31, 2007 and 2008, and for each of the three fiscal years in the period ended December 31, 2008 set forth below has been derived from the Bank’s audited consolidated financial statements included in this Annual Report. The selected consolidated financial data as of December 31, 2004, 2005 and 2006, and for each of the two fiscal years in the period ended December 31, 2005 set forth below have been derived from the Bank’s audited consolidated financial statements for the respective periods, which are not included herein.
The Bank’s consolidated financial statements for each period were prepared in accordance with Colombian GAAP.
The selected consolidated financial data should be read in conjunction with the Bank’s consolidated financial statements, related notes thereto, and the reports of the Bank’s independent registered public accounting firms.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. We disclose in this Annual Report certain non-GAAP financial measures, including Basic and Diluted net operating income per share, Basic and Diluted net operating income per ADS, Shareholders equity per share and Shareholders equity per ADS. Management has included these measures as it considers that they may help investors to perform calculations and comparisons between Bancolombia’s and its peers’ financial results.
Basic and Diluted net operating income per share for any period is defined as consolidated net operating income divided Weighted average of Preferred and Common Shares outstanding. Basic and Diluted net operating income per share should not be considered as an alternate measure of net operating income, as determined on a consolidated basis using amounts derived from statement of operations prepared in accordance with Colombian GAAP. Basic and Diluted net operating income per ADS for any period is defined as Basic and Diluted net operating income per share multiplied for four preferred shares of Bancolombia (Each ADS is equivalent to four preferred shares of Bancolombia). Basic and Diluted net operating income per ADS should not be considered as an alternate measure of net operating income, as determined on a consolidated basis using amounts derived from statement of operations prepared in accordance with Colombian GAAP.
Shareholders equity per share is equal to Shareholders equity under U.S. GAAP divided Weighted average of Preferred and Common Shares outstanding, Shareholders equity per ADS is equal to Shareholders equity per share multiplied by four preferred shares of Bancolombia (Each ADS is equivalent to four preferred shares of Bancolombia). Shareholders equity per share and Shareholders equity per ADS should not were considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity.
The non-GAAP financial measures described in this Annual Report are not a substitute for the GAAP measures of financial performance.

	As of and for the year ended December 31,
	2004		2005(9)		2006		2007(10) (12)		2008		2008(1)
	(In millions of Ps and thousands of US$(1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED STATEMENT OF OPERATIONS:
Colombian GAAP:
Interest income	Ps	1,803,108	Ps	3,200,084	Ps	3,013,732	Ps	4,810,408	Ps	6,313,743	US$	2,814,125
Interest expense		(585,743)		(1,150,274)		(1,246,229)		(2,002,090)		(2,753,341)		(1,227,203)

Net interest income		1,217,365		2,049,810		1,767,503		2,808,318		3,560,402		1,586,922

Provisions for loans and accrued interest losses, net of recoveries(2)		(61,423)		(123,575)		(195,361)		(617,868)		(1,155,262)		(514,917)
Provision for foreclosed assets and other assets, net of recoveries (3)		(5,201)		(7,465)		45,179		20,833		22,095		9,848

Net interest income after provisions		1,150,741		1,918,770		1,617,321		2,211,283		2,427,235		1,081,853

Fees and income from services and other operating income, net (4)		574,453		962,277		1,139,094		1,510,129		1,964,084		875,420
Operating expenses		(912,421)		(1,654,805)		(1,871,000)		(2,271,418)		(2,639,997)		(1,176,684)

Net operating income		812,773		1,226,242		885,415		1,449,994		1,751,322		780,589

Net non-operating income excluding minority interest		7,140		4,650		45,346		12,058		31,888		14,214
Minority interest (loss)		(2,425)		(6,496)		(6,352)		(13,246)		(18,511)		(8,251)

Income before income taxes		817,488		1,224,396		924,409		1,448,806		1,764,699		786,552

Income taxes		(238,810)		(277,515)		(174,880)		(361,883)		(474,056)		(211,294)

Net income	Ps	578,678	Ps	946,881	Ps	749,529	Ps	1,086,923	Ps	1,290,643	US$	575,258

Weighted average of Preferred and Common Shares outstanding(5)		576,695,395		652,882,756		727,827,005		758,313,771		787,827,003
Basic and Diluted net income per share(5) (13)		1,003		1,450		1,030		1,433		1,638		0.73
Basic and Diluted net income per ADS (11) (13)		4,012		5,800		4,119		5,732		6,552		2.92
Cash dividends declared per share(6)		376		508		532		568		624
Cash dividends declared per share(6) (stated in US Dollars)		0.16		0.22		0.24		0.28		0.28
Cash dividends declared per ADS (11)		1,504		2,032		2,128		2,272		2,496
Cash dividends declared per ADS (stated in US Dollars)		0.63		0.88		0.95		1.13		1.11

U.S. GAAP:(7)
Net income	Ps	642,126	Ps	891,121	Ps	941,183	Ps	1,015,644	Ps	849,920	US$	378,821
Basic and Diluted net income per common share(8)		1,445		1,715		1,619		1,683		1,326		0.59
Basic and Diluted net income per ADS (8) (11)		5,780		6,860		6,476		6,732		5,304		2.36

(1)
Amounts stated in U.S. dollars have been translated at the rate of Ps 2,243.59 to US$ 1.00, which is the Representative Market Rate calculated on December 31, 2008 (the last business day of 2008), as reported and certified by the Superintendency of Finance. In this document certain Colombian pesos amounts have been translated into United States dollars at the rate of Ps 2,243.59. Such translations should not be construed as representations that the Colombian pesos amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(2)
Represents the provision for loan, accrued interest losses and other receivables, net and recovery of charged-off loans. Includes a provision for accrued interest losses amounting to Ps 4,483 million, Ps 12,379 million, Ps 14,825 million, Ps 35,543 million and Ps 58,721 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

(3)	Represents the provision for foreclosed assets and other assets and the recovery of provisions for foreclosed assets and other assets.

(4)	Represents the total fees and income from services, net and the total other operating income.

(5)
The weighted average of preferred and common shares outstanding for fiscal year 2004, include 178,435,787 preferred shares and 398,259,608 common shares. For fiscal year 2005, it included 198,261,641 preferred shares and 454,621,115 common shares. For fiscal years 2006, it included 218,122,421 preferred shares and 509,704,584 common shares. For fiscal year 2007, it included 248,609,187 preferred shares and 509,704,584 common shares. For fiscal year 2008, it included 278,122,419 preferred shares and 509,704,584.

(6)	This data is presented on an annualized basis.

(7)	See “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP”

(8)
Under U.S. GAAP, these shares are considered outstanding since the beginning of the earliest period presented. Net income per share under U.S. GAAP is presented on the basis of net income available to common stockholders divided by the weighted average number of common shares outstanding (398,258,607 for 2004; 509,704,584 for 2005, 2006, 2007 and 2008). See “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP”

(9)
The consolidated statement of operations for the year ended December 31, 2005, includes Conavi and Corfinsura’s results for the full year. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP — m) Business combinations”.

(10)
The consolidated statement of operations for the year ended December 31, 2007 includes Banagrícola’s results for the full year. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP — m) Business combinations”.

(11)	Each ADS is equivalent to four preferred shares of Bancolombia.

(12)
The consolidated statement of operations for the year 2007 was modified due to reclassifications made particularly in commissions from banking services and other services, administrative and other expenses and other income, with the purpose of better presenting comparative information regarding the gains on the sale of mortgage loans. The selected financial data for 2004 through 2006 has not been reclassified to the 2008 presentation because the amounts are insignificant and do not have a material impact on the consolidated statement of operations for each of the respective years.

(13)
Basic and diluted net income per share for any period is defined as consolidated net income divided by weighted average of preferred and common shares outstanding. Basic and diluted net income per share should not be considered as an alternate measure of net income, as determined on a consolidated basis using amounts derived from consolidated statement of operations prepared in accordance with Colombian GAAP. Basic and diluted net income per ADS for any period is defined as basic and diluted net income per share multiplied by four preferred shares of Bancolombia (Each ADS is equivalent to four preferred shares of Bancolombia). Basic and diluted net income per ADS should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity. The non-GAAP financial measures described in this footnote are not a substitute for the GAAP measures of financial performance and should not be considered as an alternate measure of net income, as determined on a consolidated basis using amounts derived from consolidated statement of operations prepared in accordance with Colombian GAAP.

	As of and for the year ended December 31,
	2004		2005(3)		2006		2007(4)		2008		2008(1)
	(In millions of Ps and thousands of US$(1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED BALANCE SHEET
Colombian GAAP:
Assets:
Cash and due from banks	Ps	768,514	Ps	1,241,435	Ps	1,548,752	Ps	3,618,619	Ps	3,870,927	US$	1,725,328
Overnight funds		480,846		488,587		457,614		1,609,768		1,748,648		779,397
Investment securities, net		5,250,211		8,459,703		5,677,761		5,774,251		7,278,276		3,244,031
Loans and financial leases, net		9,600,861		17,920,370		23,811,391		36,245,473		42,508,210		18,946,514
Accrued interest receivable on loans, net		121,276		198,266		255,290		398,560		505,658		225,379
Customers’ acceptances and derivatives		43,894		133,420		166,395		196,001		272,458		121,438
Accounts receivable, net		173,875		590,313		562,598		716,106		828,817		369,416
Premises and equipment, net		346,243		623,729		712,722		855,818		1,171,117		521,984
Operating leases, net		8,311		143,974		167,307		488,333		726,262		323,705
Foreclosed assets, net		12,206		31,360		18,611		32,294		24,653		10,988
Prepaid expenses and deferred charges		15,950		26,898		46,462		137,901		132,881		59,227
Goodwill		73,607		50,959		40,164		977,095		1,008,639		449,565
Other assets		315,394		563,588		675,265		580,642		1,093,850		487,544
Reappraisal of assets		267,941		330,915		348,364		520,788		612,683		273,082

Total assets	Ps	17,479,129	Ps	30,803,517	Ps	34,488,696	Ps	52,151,649	Ps	61,783,079	US$	27,537,598

Liabilities and shareholders’ equity:
Deposits	Ps	11,862,116	Ps	18,384,982	Ps	23,216,467	Ps	34,374,150	Ps	40,384,400	US$	17,999,902
Borrowings (5)		1,104,201		3,927,551		3,516,426		4,851,246		5,947,925		2,651,075
Other liabilities		2,422,089		5,113,694		4,109,191		7,726,983		9,333,909		4,160,256
Shareholders’ equity		2,090,723		3,377,290		3,646,612		5,199,270		6,116,845		2,726,365

Total liabilities and shareholders’ equity	Ps	17,479,129	Ps	30,803,517	Ps	34,488,696	Ps	52,151,649	Ps	61,783,079	US$	27,537,598

U.S. GAAP(2):
Shareholders’ equity	Ps	2,267,286	Ps	4,125,996	Ps	4,549,018	Ps	5,937,554	Ps	6,422,815	US$	2,862,740
Shareholders’ equity per share (6)		3,932		6,320		6,250		7,830		8,153		3.63
Shareholders’ equity per ADS (6)		15,728		25,280		25,001		31,320		32,612		14.54

(1)
Amounts stated in U.S. dollars have been converted at the rate of Ps 2,243.59 to US$ 1.00, which is the Representative Market Rate calculated on December 31, 2008 (the last business day of 2008) as reported and certified by the Superintendency of Finance.

(2)	Refer to Note 31 to the Financial Statements included in this Annual Report for the reconciliation for U.S. GAAP.

(3)
The consolidated balance sheet for the year ended December 31, 2005, includes Conavi and Corfinsura’s results. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP — m) Business combinations”.

(4)
The consolidated statement of operations for the year ended December 31, 2007 includes Banagrícola’s results. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP — m) Business combinations”.

(5)	Includes interbank borrowing and domestic development banks borrowings and other.

(6)
The weighted average (rounded to the nearest million) of preferred and common shares outstanding was 577 million for the fiscal year ended December 31, 2004, 653 million for the fiscal year ended December 31, 2005, 728 million for the fiscal year ended December 31, 2006, 758 million for the fiscal year ended December 31, 2007 and 788 million for the fiscal year ended December 31, 2008. Shareholders’ equity per share is equal to Shareholders’ equity under U.S. GAAP divided by the weighted average of preferred and common shares outstanding, shareholders’ equity per ADS is equal to shareholders’equity per share multiplied by four preferred shares of Bancolombia (Each ADS is equivalent to four preferred shares of Bancolombia). Shareholders’ equity per share and shareholders’ equity per ADS should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity. The non-GAAP financial measures described in this footnote are not a substitute for the GAAP measures of financial performance. Should not be considered as an alternate measure of shareholders’ equity as determined on a consolidated basis using amounts derived from consolidated balance sheet prepared in accordance with Colombian GAAP.

See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — A.3. Dividend Policy”, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended in December 31, 2004, 2005, 2006, 2007 and 2008.
Differences Between Colombian and U.S. GAAP Results
The Bank’s consolidated financial statements have been prepared in accordance with Colombian GAAP, which are the accounting principles and policies that are summarized in Note 2 to the Bank’s Financial Statements included in this Annual Report. These accounting principles and policies differ in some significant respects from U.S. GAAP. A reconciliation of net income and shareholders’ equity under U.S. GAAP is included in Note 31 to the Financial Statements included in this Annual Report.
Consolidated net income under U.S. GAAP for the year ended December 31, 2008 was Ps 849,920 million (compared with Ps 1,015,644 million for fiscal year 2007 and Ps 941,183 million for fiscal year 2006). The difference in some significant adjustments between Colombian and U.S. GAAP results are described in Note 31 — “Differences between Colombian Accounting Principles for Banks and U.S. GAAP” — to the Financial Statements included in this Annual Report.

	As of and for the year ended December 31,
	2004	2005(10)	2006	2007(11)(12)	2008
	(Percentages, except for operating data)
SELECTED RATIOS: (1)
Colombian GAAP:
Profitability ratios:
Net interest margin(2)	8.75	8.12	6.19	7.60	7.70
Return on average total assets(3)	3.62	3.30	2.31	2.52	2.34
Return on average shareholders’ equity(4)	32.14	31.49	22.10	26.13	23.68
Efficiency Ratio:
Operating expenses as a percentage of interest, fees, services and other operating income	50.92	54.94	64.37	52.60	47.79
Capital ratios:
Period-end shareholders’ equity as a percentage of period-end total assets	11.96	10.96	10.57	9.97	9.90
Period-end regulatory capital as a percentage of period-end risk- weighted assets(5)	13.44	10.93	11.05	12.67	11.24
Credit quality data:
Non-performing loans as a percentage of total loans(6)	0.88	1.48	1.36	1.77	2.35
“C”, “D” and “E” loans as a percentage of total loans(9)	3.86	3.38	2.54	3.10	4.40
Allowance for loan and accrued interest losses as a percentage of non-performing loans	496.30	259.02	252.87	223.67	224.53
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans(9)	113.47	113.59	135.06	127.38	120.21
Allowance for loan and accrued interest losses as a percentage of total loans	4.37	3.84	3.43	3.95	5.29

OPERATING DATA:
Number of branches(7)	377	678	701	888	892
Number of employees(8)	8,609	14,562	16,222	24,836	19,728

(1)	Ratios were calculated on the basis of monthly averages.

(2)	Net interest income divided by average interest-earning assets.

(3)	Net income divided by average total assets.

(4)	Net income divided by average shareholders’ equity.

(5)	For an explanation of risk-weighted assets and Technical Capital, see “Item 4. Information on the Company — B. Business Overview — B.7. Supervision and Regulation — Capital Adequacy Requirements”.

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

(9)
See “Item 4. Information on the Company — E. Selected Statistical Information — E.3. Loan Portfolio — Classication of the loan portfolio and Credit Categories for a description of “C”, “D” and “E” Loans”.

(10)
Selected ratios for the year ended December 31, 2005, include Conavi and Corfinsura’s results. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP — m) Business combinations”.

(11)
Selected ratios for the year ended December 31, 2007 include Banagrícola’s results. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP — m) Business combinations”.

(12)
The selected ratios for the year 2007 were modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans. No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that period, and accordingly, would not be material for comparative purposes.

Exchange Rates
On May 31, 2009, the Representative Market Rate was Ps 2,140.66 per US$ 1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the Superintendency of Finance calculates the Representative Market Rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including Bancolombia, for the purchase and sale of U.S. dollars.
The following table sets forth the high and low Representative Market Rate for the last six months:
Recent exchange rates of U.S. dollars per peso:

Month	Low	High
December 2008	2,163.14	2,333.54
January 2009	2,197.72	2,420.26
February 2009	2,420.26	2,596.37
March 2009	2,335.29	2,590.97
April 2009	2,283.20	2,544.24
May 2009	2,140.66	2,288.64
June 2009(1)	2,014.91	2,188.50
Source: Superintendency of Finance.

(1)	Figures are as of June 26, 2009
The following table sets forth the average peso/ U.S. dollar Representative Market Rate for each of the five most recent financial years, calculated by using the average of the exchange rates on the last day of each month during the period.

Peso/US$ 1.00
Representative Market Rate
Period	Average
2004	2,614.79
2005	2,320.77
2006	2,359.13
2007	2,069.21
2008	1,993.80
Source: Superintendency of Finance.
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
D. RISK FACTORS
Investors should consider the following risks and uncertainties, and the other information presented in this Annual Report. In addition, the factors referred to below, as well as all other information presented in this Annual Report, should be considered by investors when reviewing any forward-looking statements contained in this Annual Report, in any document incorporated by reference in this Annual Report, in any of the Bank’s future public filings or press releases, or in any future oral statements made by the Bank or any of its officers or other persons acting on its behalf. If any of the following risks occur, the Bank’s business, results of operations and financial condition could be materially and adversely affected.

Risk factors relating to Colombia and other countries where the Bank operates
Adverse economic and political conditions in Colombia, El Salvador or in the other countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.
The Bank is a Colombian financial institution and most of the Bank’s operations, property and customers are located in Colombia. In addition, the Bank is active in other jurisdictions in Latin America, primarily in El Salvador and also in Panama, Cayman Islands, Puerto Rico and Peru through a network of branches and subsidiaries and, accordingly, its business is subject to a variety of economic, political, market and credit risks in these jurisdictions. As a result, the quality of its assets, financial condition and results of operations significantly depend on macroeconomic and political conditions prevailing in Colombia and the other jurisdictions in which the Bank operates. Colombia and the other jurisdictions in which the Bank operates are subject to political, economic and other uncertainties, including renegotiation, or nullification of existing contracts, currency exchange restrictions, and international monetary fluctuations. Furthermore, changes in monetary, exchange, and trade policies could affect the overall business environment in Colombia and the other jurisdictions in which the Bank operates, which would in turn impact the Bank’s financial condition and results of operations. In Colombia, for instance, the Central Bank could raise interest rates, which could negatively affect the Bank’s assets and restrict their growth. Increases in exchange rates could negatively affect borrowers’ foreign currency position, while setbacks in trade relations with Venezuela and Ecuador, as well as any difficulties with the approval of the Free Trade Agreement with the United States, could affect the financial position of the Bank’s larger customers. Any of these events could have a negative impact on the Bank’s financial condition.
Furthermore, decreases in the growth rate in the economies where the Bank operates, particularly in Colombia and El Salvador, periods of negative growth, or increases in inflation or interest rates could result in lower demand for the Bank’s services and products, lower real pricing of its services and products, or in a shift toward lower margin services and products. Because a large percentage of the Bank’s costs and expenses are fixed, it may not be able to reduce costs and expenses upon the occurrence of any of these events, and its profit margins and results of operations could suffer as a result.
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
In the case of Colombia, a significant decline in the economic growth of any of its major trading partners, such as the United States, Venezuela and Ecuador, could have a material adverse impact on Colombia’s balance of trade, and adversely affect Colombia’s economic growth. In addition, a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, could negatively affect Colombia and El Salvador or other economies where the bank operates (i.e. El Salvador, Panama, Cayman Islands, Peru and Puerto Rico). Lower economic growth or a contagion effect may cause higher ratios of past due loans and a decrease in market prices and liquidity of Bancolombia’s securities. In addition, a sustained downturn in the U.S. economy could negatively impact the Bank’s international remittance business, which serves a customer base of Salvadorians and Colombians living in the United States.
The current global economic downturn, which began in the U.S financial sector and then spread to different economic sectors and countries around the world, has had, and is expected to continue to have, adverse effects on the economies of the countries where the Bank operates. At the end of 2008, the economies of the United States and some European countries were contracting, and this began to materially impact other economies including those of Colombia and El Salvador. In the case of Colombia, exports have been growing at a lower rate, and this growth is expected to slow or even decline in 2009, while unemployment has increased considerably. In the case of El Salvador, remittances, particularly from the United States, have been affected significantly. The effects of the external shock on the economies where the Bank operates have already resulted in asset quality deterioration and as the impact of the economic downturn is expected to intensify in 2009, the Bank expects further deterioration in asset quality to occur.

Government policies in the jurisdictions where the Bank operates could significantly affect the local economy and, as a result, the Bank’s business and financial condition.
The Bank’s business and financial condition could be adversely affected by changes in policy, or future judicial interpretations of such policies, involving exchange controls and other matters such as currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia, El Salvador or the other jurisdictions where the Bank operates.
In particular, the governments of Colombia and El Salvador have historically exercised substantial influence over their economies, and their policies are likely to continue to have an important effect on Colombian and Salvadorian entities (including the Bank), market conditions, prices and rates of return on securities of local issuers (including the Bank’s securities). On June 1, 2009, a new member of the FMLN party took office as President of El Salvador after 20 years of rule by the ARENA party and accordingly significant changes in Salvadorian laws, public policies and regulations could occur.
Future developments in government policies could impair the Bank’s business or financial condition or the market value of its securities.
Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia, El Salvador or other countries where the Bank operates, could adversely affect the Bank’s consolidated results.
Uncertainty relating to tax legislation poses a constant risk to the Bank. Colombian and Salvadorian national authorities have levied new taxes in recent years. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income.
Additional tax regulations could be implemented that could require the Bank to make additional tax payments, negatively affecting its financial condition, results of operation, and cash flow. In addition, either national or local taxing authorities may not interpret tax regulations in the same way that the Bank does. Differing interpretations could result in future tax litigation and associated costs.
Instability of banking laws and regulations in Colombia and in other jurisdictions where the Bank operates could adversely affect the Bank’s consolidated results.
Changes in banking laws and regulations, or in their official interpretation, in Colombia and in other jurisdictions where the Bank operates may have a material effect on the Bank’s business and operations. Since banking laws and regulations change frequently, they could be adopted, enforced or interpreted in a manner that may have an adverse effect on the Bank’s business.
Banking regulations, accounting standards and corporate disclosure applicable to the Bank and its subsidiaries differ from those in the United States and other countries.
While many of the policies underlying Colombian banking regulations are similar to those underlying regulations applicable to banks in other countries, including those in the United States, Colombian regulations can differ in a number of material respects from those other regulations. For example, capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations, and may differ from other countries.
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

Moreover, under Colombian GAAP, allowances for non-performing loans are computed by establishing each non-performing loan’s individual inherent risk, using criteria established by the Superintendency of Finance that differs from that used under U.S. GAAP (See “Item 4. Information on the Company — E. Selected Statistical Information — E.4. Summary of Loan Loss Experience - Allowance for Loan Losses”).
Although the Colombian government has undertaken a review of present regulations relating to accounting, audit, and information disclosure, with the intention of conforming them to international standards and proposing pertinent modifications to the Colombian congress, current regulations continue to differ in certain respects from those in other countries. Accordingly, there may be less publicly available information about the Bank than is regularly published by or about U.S. issuers or an issuer in another country.
In addition, banking regulations, accounting standards and corporate disclosure in other jurisdictions in which the Bank operates, may also differ from those of the United States.
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
Under the Colombian Constitution, individuals may initiate constitutional or class actions to protect their collective or class rights, respectively. In recent years, Colombian financial institutions, including the Bank, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions are related to fees, financial services and interest rates, and their outcome is uncertain. Although during 2008 the aggregate number of such actions brought against the Bank remained stable as compared to 2007, the number of such actions might not remain stable in the future. The number of these actions may continue to increase in the future and could significantly affect the Bank’s businesses.

Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.
In the future, regulations in the jurisdictions where the Bank operates could impose limitations regarding interest rates or fees. A portion of the Bank’s revenues and operating cash flow is generated by its credit services and any such limitations could materially and adversely affect the Bank’s results of operations and financial position.
Colombia has experienced several periods of violence and instability, and such instability could affect the economy and the Bank.
Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialized units. Despite these efforts, drug-related crime and guerilla activity continue to exist in Colombia. These activities, their possible escalation and the violence associated with them may have a negative impact on the Colombian economy or on the Bank in the future.
The Bank’s business or financial condition, or the market value of the Bank’s securities and any dividends distributed by it, could be adversely affected by rapidly changing economic and social conditions in Colombia and by the Colombian government’s response to such conditions. Moreover, additional deterioration in the economic and political situation of neighboring countries could affect national stability or the Colombian economy by disrupting Colombia’s diplomatic or commercial relationships with these countries.
Risk Factors Relating to the Bank’s Business and the Banking Industry
The quality of the Bank’s loan portfolio and of other assets may decline.
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
As of December 31, 2007 and 2008, the Bank’s Retail and Small-and Medium-Sized Enterprises (SMEs) loan portfolio represented 31.5% and 30.3%, respectively, of Bancolombia’s total loan portfolio.
As a result of an increase in interest rates for loans to individuals in the Colombian market during the 2008, the number of past due loans of this type has increased generally in the Colombian financial system and in Bancolombia’s portfolio.

The Bank is exposed to risks associated with the mortgage loan market.
Bancolombia is a leader in the Colombian mortgage loan market. Colombia’s mortgage loan market is highly regulated and has historically been affected by various macroeconomic factors. Risks associated with this market to which the Bank is exposed include the risk of increases in interest rates that may reduce the volume of mortgage loans that the Bank originates. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased defaults in outstanding loans and deterioration in the quality of assets.
The Bank is subject to concentration default risks in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.
The aggregate outstanding principal amount of the Bank’s 25 largest borrowing relationships represented approximately 8.99% of its total consolidated loan portfolio as of December 31, 2008. Problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position. For more information, see “Item 4. Information on the Company — E. Selected Statistical Information — E.3. Loan Portfolio — Borrowing Relationships”.
If the Bank is unable to effectively control the level of non-performing or poor credit quality loans in the future, or if its loan loss reserves are insufficient to cover future loan losses, the Bank’s financial condition and results of operations may be materially and adversely affected.
The Bank might not be able to effectively control and reduce the level of the impaired loans in its total loan portfolio. In particular, the amount of the Bank’s non-performing loans may increase in the future, including loan portfolios that the Bank may acquire through auctions or otherwise, as a result of factors beyond the Bank’s control, such as the impact of macroeconomic trends and political events affecting Colombia or events affecting specific industries. In addition, the Bank’s current loan loss reserves may not be adequate to cover an increase in the amount of non-performing loans or any future deterioration in the overall credit quality of its total loan portfolio. As a result, if the quality of its total loan portfolio deteriorates the Bank may be required to increase its loan loss reserves, which may adversely affect its financial condition and results of operations. Moreover, there is no precise method for predicting loan and credit losses, and loan loss reserves might not be sufficient to cover actual losses. If the Bank is unable to control or reduce the level of its non-performing or poor credit quality loans, its financial condition and results of operations could be materially and adversely affected.
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
An element of the Bank’s business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, the Bank acquired interests in various institutions during recent years. For example, in 2007, The Bank acquired 98.9% of all the issued and outstanding shares of Banagrícola. The Bank will continue to actively consider other strategic acquisitions and partnerships from time to time. The Bank must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. The Banagrícola acquisition, future acquisitions, significant investments and alliances may not produce anticipated synergies or perform in accordance with the Bank’s expectations and could adversely affect its operations and profitability. In addition, new demands on the Bank’s existing organization and personnel resulting from the integration of new acquisitions could disrupt the Bank’s operations and adversely affect its operations and profitability.
The Bank and members of its senior management are defendants in several legal proceedings.
The Bank is a party to lawsuits arising in the ordinary course of business that can be expensive and lengthy. In addition, the Bank and its management, including the Bank’s current President and Vice-President, are currently involved in several legal proceedings relating to the acquisition of its predecessor entity. An unfavorable resolution to any of the lawsuits or investigations could negatively affect the Bank’s reputation and the price of its outstanding securities. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — A.1. Consolidated Financial Statements — A.2. Legal Proceedings” in this Annual Report.
The Bank’s financial results are constantly exposed to market and interest rate risk. The Bank is subject to fluctuations in interest rates and other market risks, which may materially and adversely affect its financial condition and results of operations.
Market risk refers to the probability of variations in the Bank’s net interest income or in the market value of its assets and liabilities due to interest rate volatility. Changes in interest rates affect the following areas, among others, of the Bank’s business: net interest income, the volume of loans originated, the market value of the Bank’s securities holdings; asset quality, and gains from sales of loans and securities.
Changes in short-term interest rates may affect the Bank’s interest margins and therefore the Bank’s net interest income, which comprises the majority of the Bank’s revenue.

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
The Bank’s results could be negatively impacted by the depreciation of sovereign debt securities.
The Bank’s debt securities portfolio is primarily composed of sovereign debt securities, mainly securities issued or guaranteed by the Colombian government. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt. As of December 31, 2008, the Bank’s total debt securities represented 11.7% of Bancolombia’s total assets, and 39.36% of these securities were issued or backed by the Colombian government. A significant decline in the value of the securities issued or guaranteed by the Colombian government could adversely affect the Bank’s debt securities portfolio and consequently the Bank’s results of operations and financial position. In 2006, for instance, an increase in interest rates in foreign markets significantly and negatively affected the price of securities issued by the Colombian government, which in turn had an adverse impact on the Bank’s results.
The Bank is subject to credit risks with respect to its non-traditional banking businesses such as investing in securities and entering into types of derivatives transactions.
A portion of the Bank’s businesses are not in the traditional banking businesses of lending and deposit-taking and therefore expose it to credit risk. Non-traditional sources of credit risk can arise from: investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to the Bank, and executing securities, futures, currency or commodity trades, from its proprietary trading desk, that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.
Any significant increases in exposure to any of these non-traditional risks, or a significant decline in credit risk or bankruptcy of any of the counterparties, could materially and adversely affect the Bank’s results of operations and financial position.

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
The Bank’s principal sources of funds are short-term deposits, checking accounts and savings accounts, which together represented a share of 72.80%, 73.07% and 72.74% of total funds at the end of 2006, 2007 and 2008, respectively. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets where Bancolombia operates, the Bank might not be able to maintain its current level of funding without incurring higher costs or selling certain assets at prices below their prevailing market value.
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

The Bank’s loan portfolio is subject to risk of prepayment, which could negatively affect its net interest income because the Bank would not be able to receive the interest income from the prepayment date to the maturity date.
The Bank’s loan portfolio is subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases which reduces the weighted average lives of the Bank’s interest earning assets and adversely affects its operating results. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment at lower yields.
The Bank is subject to operational risks
The Bank’s businesses are dependent on the ability to process a large number of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee errors, and failure to properly document transactions or to obtain proper internal authorization, failure to comply with regulatory requirements, breaches of conduct of business rules, equipment failures, natural disasters or the failure of external systems. The Bank’s currently adopted procedures may not be effective in controlling each of the operational risks faced by the Bank.
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
Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and management information systems in a timely manner could adversely affect its competitiveness, financial condition and results of operations.
The Bank’s ability to remain competitive will depend in part on its ability to upgrade the Bank’s information technology infrastructure on a timely and cost-effective basis. The Bank must continually make significant investments and improvements in its information technology infrastructure in order to remain competitive. In particular, as the Bank continues to open new branches, it needs to improve its information technology infrastructure, including maintaining and upgrading its software and hardware systems and its bank-office operations. The information available to and received by the Bank’s management through its existing information systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in its operations. In addition, the Bank may experience difficulties in upgrading, developing and expanding its information technology systems quickly enough to accommodate its growing customer base. Bancolombia is currently undertaking a project to renovate its IT platform. Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and management information systems, including its IT platform renovation in a timely manner could materially and adversely affect its competitiveness, financial condition and results of operations.

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

As part of its credit card business, the Bank faces risks relating to the price of merchant fees. There has been an ongoing dispute in Colombia, between retailers and banks, regarding merchant fees. For instance, the Superintendency of Commerce and Industry has issued resolutions related to Credibanco and Redeban, the entities that manage the credit card system in Colombia, in order to prevent an agreement on the prices of the merchant fees. As a result, the clearance fees among the banks and the fees collected from the customers have decreased. These types of disputes could result in a decrease in income from credit card merchant fees or could also lead to changes in commercial strategies that could impact the Bank’s financial results.
Minimum profitability coverage requirements imposed by law could negatively affect the profitability of the pension fund business in El Salvador.
Bancolombia participates in the pension fund business in El Salvador through AFP Crecer S.A. As of December 31, 2008 the assets of its subsidiary in El Salvador AFP Crecer S.A. (whose assets represent 0.14% of Bancolombia’s total assets) are subject to minimum profitability coverage requirements that may significantly affect its financial position and that could, in turn, result in adverse effects on the Bank’s financial condition.
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
If the pension fund’s return is lower than the minimum required profitability under SAP, and neither the Special Guarantee Contribution nor the bond are sufficient to cover the difference, the remaining amount must be covered by AFP Crecer S.A. Additionally, any change to the minimum profitability coverage requirements may significantly affect the financial position of AFP Crecer S.A. and could, in turn, result in adverse effects on the Bank’s financial condition.
The Bank’s insurance subsidiary is exposed to risks particular to the insurance industry in El Salvador
Bancolombia participates in the insurance business in El Salvador through its subsidiaries Aseguradora Suiza Salvadoreña S.A. (“Asesuisa”) and Asesuisa Vida S.A.  As of December 31, 2008 the assets of Asesuisa represented 0.23% of Bancolombia’s total assets, and the assets of Asesuisa Vida S.A. represented 0.13% of Bancolombia’s total assets. Like other insurance companies, Asesuisa is exposed to underwriting risk, and its earnings depend significantly upon the extent to which actual claims experience is consistent with the assumptions used to determine liabilities for future policy benefits and claims. If these assumptions are not realized, Asesuisa’s reserves could be insufficient to pay amounts ultimately required to settle liabilities and premium rates charged could be inadequate to cover the costs of underwritten risks. In addition, claims due to catastrophic events, which are inherently unpredictable, can result in unusually high levels of losses. The lack of statistical and actuarial data specific to the insurance market in El Salvador increases these risks. Furthermore, because the insurance market in El Salvador is characterized by a low volume of policies with a high degree of exposure, adequate reinsurance for such risks may not be available or affordable. If Asesuisa is not able to obtain sufficient reinsurance on acceptable terms, its risk of loss could increase and its ability to underwrite future business could be adversely affected. These risks, which are particular to insurance companies operating in El Salvador, may individually or in the aggregate, have a material adverse effect on the results of operations and financial condition of Asesuisa.
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

Risks Relating to the Preferred Shares and the American Depositary Shares (ADSs)
American Depositary Receipts (ADRs) do not have the same tax benefits as other equity investments in Colombia.
Although ADRs represent Bancolombia’s preferred shares, they are held through a fund of foreign capital in Colombia which is subject to a specific tax regulation regime. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular, those relating to dividends and profits from sale, are not applicable to ADRs, including the Bank’s ADRs. For more information see “Item 10. Additional Information. – E. Taxation –Colombian Taxation”.
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
Exchange rate volatility may adversely affect the Colombian economy, the market price of our ADS, and the dividend payable to holders of the Bank’s ADSs.
Pursuant to the Colombian Constitution and Law 31 of 1992, the Central Bank maintains the power to intervene on the exchange market in order to consolidate or dispose of international reserves, as well as to control any volatility in the exchange rate, acting through a variety of mechanisms, including discretionary ones. During the last years, the Central Bank has adopted a floating exchange rate system with sporadic interventions. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. For instance, the peso appreciated 4.42% against the U.S. dollar in 2005, 1.99% in 2006, and 10.01% in 2007, and depreciated 11.36% against the U.S. dollar in 2008.
Unforeseen events in the international markets, fluctuations in interest rates or changes in capital flows, may cause exchange rate instability that could in turn depress the value of the Colombian peso thereby decreasing the value of the dividends paid to holders of the Bank’s ADRs.
In addition, a portion of our assets and liabilities are denominated in, or indexed to, foreign currencies, specially the U.S. dollar. Therefore, changes in exchange rates may negatively impact the Bank’s results. Required Government approvals relating to ownership of the Bank’s preferred shares and ADRs may affect the market liquidity of the preferred shares and ADRs.

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
In addition to the above restrictions, pursuant to Colombian securities regulations, any transaction involving the sale of publicly-traded stock of any Colombian company, including any sale of preferred shares (but not a sale of ADRs) or common shares, for the equivalent of 66,000 UVRs or more, must be effected through the Bolsa de Valores de Colombia (the “Colombian Stock Exchange”).
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
Under the Bank’s by-laws and Colombian corporate law, holders of preferred shares (and consequently, holders of ADRs) have no voting rights in respect of preferred shares, other than in limited circumstances as described in Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares.
Holders of the Bank’s ADRs may encounter difficulties in the exercise of dividend and voting rights.
Holders of the Bank’s ADRs may encounter difficulties in the exercise of some of their rights with respect to the shares underlying ADRs. If the Bank makes a distribution to holders of underlying shares in the form of securities, the depositary is allowed, in its discretion, to sell those securities on behalf of ADR holders and instead distribute the net proceeds to the ADR holders. Also, under some circumstances, ADR holders may not be able to vote by giving instructions to the depositary in those limited instances in which the preferred shares represented by the ADRs have the power to vote.
Relative illiquidity of the Colombian securities markets may impair the ability of an ADR holder to sell preferred shares.
The Bank’s common and preferred shares are listed on the Colombian Stock Exchange which is relatively small and illiquid compared to stock exchanges in major financial centers. In addition, very few issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange.
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
Colombia’s International Investment Statute, which has been modified from time to time through related decrees and regulations, regulates the manner in which entities and individuals that are not Colombian residents can invest in Colombia and participate in the Colombian securities markets. Among other requirements, the statute mandates registration of certain foreign exchange transactions with the Central Bank and specifies procedures to authorize and administer certain types of foreign investments.

Investors who wish to participate in the Bank’s ADR facility and hold ADSs will be required to submit to the custodian of the ADR facility certain information and comply with certain registration procedures required under the foreign investment regulations in connection with foreign exchange controls restricting the conversion of pesos into U.S. dollars. Holders of ADRs who wish to withdraw the underlying preferred shares will also have to comply with certain registration and reporting procedures, among other requirements. Under these foreign investment regulations, the failure of a non-resident investor to report or register with the Central Bank foreign exchange transactions relating to investments in Colombia on a timely basis may prevent the investor from obtaining remittance rights, constitute an exchange control infraction and result in a fine. The Central Bank might not reduce restrictions on foreign investments and could implement more restrictive rules in the future.
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
The Bank was incorporated in Colombia in 1945, under the name Banco Industrial Colombiano S.A. or “BIC”. In 1998, the Bank merged with Banco de Colombia S.A, and changed its legal name to Bancolombia S.A. On July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, with Bancolombia as the surviving entity. The merger was effective upon the filing of the public deed in the public commercial record of the Chamber of Commerce of Medellín, which took place on August 1, 2005. In May 2007, Bancolombia Panamá acquired Banagrícola which controls several subsidiaries, including Banco Agrícola in El Salvador and Banco Agrícola Panamá S.A. in Panama, dedicated to banking, commercial and consumer activities, insurance, pension funds and brokerage. Bancolombia was originally established for a fifty-year term, starting on December 9, 1944. In 1994, this term was extended for fifty more years, until December 8, 2044. The Bank is domiciled in Medellín, Colombia and operates under Colombian laws and regulations, mainly the Colombian Code of Commerce and Decree 663 of 1993, as a sociedad comercial por acciones, de la especie anónima.
Since 1995, Bancolombia has maintained a listing on the NYSE, where its ADSs are traded under the symbol “CIB”, and on the Colombian Stock Exchange, where its preferred shares are traded under the symbol “PFBCOLOM”. Since 1981 its common shares have been traded on Colombian Exchanges under the symbol “BCOLOMBIA”. See “Item 9. The Offer and Listing”.
Bancolombia has grown substantially over the years both through organic growth and acquisitions. As of December 31, 2008, Bancolombia had, on a consolidated basis:
•	Ps 61,783 billion in total assets;

•	Ps 42,508 billion in total net loans and financial leases;

•	Ps 40,384 billion in total deposits; and

•	Ps 6,117 billion in shareholders’ equity.
Bancolombia’s consolidated net income for the period ended December 31, 2008 was Ps 1,290,643 million, representing an average return on equity of 23.68% and an average return on assets of 2.34%.

The address and telephone number of the Bank’s principal place of business are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (574) 404-1837. Our agent for service of process in the United States is Puglisi & Associates, presently located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.
KEY RECENT DEVELOPMENTS
In March 2008 at the annual general shareholders meeting of Bancolombia S.A., Bancolombia’s shareholders designated PricewaterhouseCoopers Ltda. as external auditor of Bancolombia to audit financial statements for the year ended December 31, 2008.
In August 2008, the Bank issued and sold ordinary notes with an aggregate principal amount of six hundred billion pesos (Ps 600,000,000,000) in notes. This issuance and offering was the second of multiple and successive issuances of global ordinary notes which are limited to an aggregate principal amount of one trillion five hundred billion pesos (Ps 1,500,000,000,000).
In October 2008, the Bank and the unions Uneb and Sintrabancol reached a new collective bargaining agreement (the “Collective Bargaining Agreement”). The Collective Bargaining Agreement has a term of three (3) years, beginning on November 1, 2008. Approximately 71% of Bancolombia’s employees are covered by the Collective Bargaining Agreement. The most important economic aspects of the Collective Bargaining Agreement are an increase of the salaries and improved benefits for the Bank’s covered employees.
In October 2008, the Bank made an in-kind contribution of 38 real estate properties to the private equity fund Colombia Inmobiliaria (“Colombia Inmobiliaria”). The 38 properties were valued in approximately Ps 23.1 billion Colombia Inmobiliaria will be managed by Bancolombia’s subsidiary Fiduciaria Bancolombia. In exchange for its contribution Bancolombia will receive securities issued by Colombia Inmobiliaria. These securities are expected to be traded in the Colombian Stock Exchange.
In October 2008, the board of directors of the Bank authorized the acquisition of more than 25% of the assets and liabilities of Sufinanciamiento. This transaction is subject to certain regulatory approvals.
In October 2008, the board of directors of the Bank appointed Mr. Mauricio Rosillo Rojas as Legal Vice President and Secretary General. Mr. Rosillo Rojas has held several positions in the public and private sectors.
In December 2008, the Bank announced the sale to CMB S.A. of 67.42% of its interest in a real estate property located in the Chambacú sector in Cartagena, Colombia. The sale price amounted to Ps 22.5 billion and has been already paid to the Bank.
In December 2008, the Bank announced that it made donations totaling Ps 8,676 million which were duly authorized at the general shareholders’ meeting and by the board of directors of the Bank.
In March 2009, the Bank completed a local public offering of subordinated ordinary notes for an aggregate principal amount of four hundred billion pesos (Ps 400,000,000,000). This issuance and offering was the first of multiple and successive issuances of subordinated ordinary notes which are limited up to an aggregate principal amount of one trillion Colombian pesos (Ps 1,000,000,000,000).
On June 26, 2009, the board of directors of Bancolombia decided to call an extraordinary shareholders meeting to be held on Wednesday July 8, 2009, at 9:00 a.m. in Bancolombia’s headquarters in Medellín, Colombia. The only matter on the agenda for this extraordinary shareholders’ meeting will be a proposal to issue non-voting preferred shares of Bancolombia and the delegation of authority to determine the terms of the issuance and offering of such preferred shares to the Bank’s board of directors.
On June 29, 2009, the Bank filed an amendment on Form 20-F/A to its annual report on Form 20-F for the year ended December 31, 2007, filed with the SEC on July 8, 2008 to reflect the restatements described below. For the years ended 2006 and 2007, the Bank reviewed certain of its service agreements with vehicles used to securitize the Bank’s performing loans and reconsidered the analysis under SFAS 140 and concluded that such vehicles did not meet the definition of a qualified special-purpose entity under SFAS 140. Consequently, the Bank restated the Supplemental Consolidated Condensed Balance Sheets, Supplemental Consolidated Condensed Statements of Operations and the Supplemental Consolidated Condensed Statements of Cash Flows in order to consolidate the vehicles in which the Bank is the primary beneficiary under FIN 46R — Consolidation of Variable Interest Entities (Revised). In addition, the Bank restated the Supplemental Consolidated Condensed Statements of Cash Flows to correct errors related to (i) for the fiscal years ended on December 31, 2005, 2006 and 2007, the inappropriate classification of the changes in the loan portfolio as operating activities rather than investing activities, (ii) for the years ended December 31, 2005 and 2007, clerical errors in the elimination and reclassification of cash flows related to the different accounting treatment for business combinations under Colombian GAAP and U.S. GAAP, (iii) for the fiscal years ended on December 31, 2006 and 2007, the presentation of the effects of exchange rate changes on cash and cash equivalents. In addition, as noted above, the restatement relating to the treatment of vehicles used to securitize the Bank’s performing loans also affected the Supplemental Consolidated Condensed Statements of Cash Flows for the years ended December 31, 2006 and 2007.
PUBLIC TAKEOVER OFFERS
During 2008, and as of the date of this Annual Report, there have been no public takeover offers by third parties in respect of the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL EXPENDITURES AND DIVESTITURES
During the past three years, Bancolombia has made significant capital expenditures aimed at increasing the Bank’s productivity, accessibility and cost efficiency. These expenditures include the improvements made to the Bank’s internet and technology systems, referred to as the “IT Platform” and those related to new ATMs and branches.
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
During 2008, total capital expenditures of the Bank amounted to Ps 539.9 billion. Investments in land and buildings amounted to Ps 201.6 billion, data processing equipment to Ps 54.7 billion, furniture and fixtures to Ps 48.7 billion, vehicles to Ps 199.6 billion, and investments related to the IT Platform Renewal totaled Ps 35.3 billion. In 2008, the Bank continued the renovation of its IT Platform which is expected to be completed over an additional three year period. Likewise, during the fourth quarter of 2008 the construction of the Bank’s new administrative headquarters in Medellín was completed as reflected in the capital expenditures item for land and buildings. With the new headquarters, the Bank centralized most of its Medellín operations in a single location. In addition, capital expenditures related to vehicles are primarily due to the business growth of Renting Colombia S.A., Bancolombia’s subsidiary which provides operating lease and fleet management services for individuals and companies.
In 2008, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same way. No assurance can be given, however, that all of such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.
During 2009, the Bank expects to invest an approximate amount of Ps 305 billion. This figure represents only an estimate and may change according to the continuing assessment of the Bank’s projects portfolio. The most representative projects are: an estimated investment of Ps 155 billion in connection with an IT Platform renewal project which focuses particularly in the purchase and adaptation of software and hardware, the expansion of the Bank’s branch and ATM networks for an estimated investment of Ps 70 billion, purchase of hardware for the expansion, updating, and replacement of the current equipment for an estimated amount of Ps. 55 billion and other investments such as, an anti-fraud project, for an estimated amount of Ps. 12 billion.
The following table summarizes the Bank’s capital expenditures and divestitures for the years ending December 31, 2006, 2007 and 2008, as of December 31:

Capital Expenditures (Ps million)	2006		2007		2008		Total
Banagrícola S.A.		—	Ps	1,776,310	Ps	2,503	Ps	1,778,813
Inversiones Financieras Banco Agrícola S.A.		—		608,365		865		609,230
Banco Agrícola S.A.		—		94,384		3,951		98,335
Compañía de Financiamiento Comercial Sufinanciamiento S.A.		8		79,981		24,997		104,986
Renting Colombia S.A.		—		67,043		7,774		74,817
Aseguradora Suiza Salvadoreña S.A.		—		—		605		605
Asesuisa, S.A.		—		—		605		605
Asesuisa Vida S.A.		—		11,947		—		11,947
Suleasing International USA Inc.		8,685		6,446		—		15,131
Sutecnología S.A.		1,192		3,067		—		4,259
Suramericana de Inversiones S.A.		—		1,311		—		1,311
Leasing Bancolombia S.A.		30,999		1,157		—		32,156
FCP Colombia Inmobiliaria		—		—		26,595		26,595
Fiduciaria Bancolombia S.A.		—		31		—		31
Factoring Bancolombia S.A.		44,238		10		5,000		49,248
Fondo de Inversión en arrendamiento operativo		—		—		21,089		21,089
3001 S.A.		14,551		—		—		14,551
VISA Inc.		—		—		5,237		5,237
Transportempo S.A.		—		—		2,493		2,493
Renting Peru S.A.C.		—		—		4,936		4,936
Inversiones IVL S.A.		—		—		4,757		4,757
Others		7,469		3,860		5,076		16,405

Total Expenditures	Ps	107,142	Ps	2,653,912	Ps	115,878	Ps	2,876,932

Divestitures (Ps million)	2006		2007		2008		Total
Acerias Paz del Río		—		—		56		56
Banco de Crédito		—		—		268		268
Almacenar S.A. (2)		—		14,262		—		14,262
Inversiones IVL S.A. (2)		—		9,542		—		9,542
Sociedad Portuaria Regional de Buenaventura S.A. (2)		—		4,917		—		4,917
Terminal Marítimo Muelles El Bosque S.A. (2)		—		3,320		—		3,320
Bolsa de Valores de Colombia S.A. (2)		—		2,261		—		2,261
Carreteras Nacionales del Meta S.A. (2)		5,509		—		—		5,509
Fideicomiso Devinorte S.A. (2)		5,277		—		—		5,277
Venrepa C.A.(1)		2,535		—		—		2,535
3001 S.A. (3)		34,873		—		—		34,873
Suramericana de Inversiones S.A. (2)		67,004		—		1,675		68,679
Lab Investment & Logistics S.A. (2)		17,704		—		—		17,704
Multienlace (2)		—		—		13,710		13,710
Bolsa de Valores de Colombia (2)		—		—		13,468		13,468
Fundicom S.A. (2)		—		—		11,789		11,789
Promotora La Alborada (2)		—		—		14,001		14,001
P.A. Renting Colombia (2)		—		—		13,296		13,296
Interconexión Eléctrica S.A. (2)		—		—		1,632		1,632
Valores Simesa S.A. (2)		—		—		1,248		1,248
Inversiones Valsimesa S.A. (2)		—		—		1,119		1,119
Others (1) (2)		314		2,093		3,129		5,536

Total Divestitures	Ps	133,216	Ps	36,395	Ps	75,391	Ps	245,002

(1)	Investments Charged-off

(2)	Investments Sold

(3)	Settlement
B. BUSINESS OVERVIEW
B.1. GENERAL
Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.4 million customers. Bancolombia delivers its product and services through its regional network comprising Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami and minor operations in Peru, Brazil and Spain. Together, Bancolombia and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, pension fund administration, and insurance, among other products and services.

B.2. OPERATIONS
In connection with its Annual Report for the year ended December 31, 2008, the Bank performed a review of its business segments and has changed the presentation of segment information. The information for 2006 and 2007 has been reclassified to reflect these changes. For an explanation regarding these changes, see “Item 4. Information on the Company – B. Business Overview – B.3 Bancolombia’s Business”. The following tables set forth Bancolombia’s revenues for each operating segment for each of the last three fiscal years:
Year Ended December 31, 2006(1)
(Ps million)

	Retail and		Corporate
	Small		and				Offshore
	Business		Governmental				Commercial				All other
	Banking		Banking		Treasury		Banking		Leasing		Segments		Total

Revenues from external customers	Ps	547,311	Ps	169,871		—	Ps	130	Ps	38,515	Ps	222,699	Ps	978,526

Revenues and expenses from transactions with other operating segments of the Bank		—		60,861		—		12,493		12,691		73,058		159,103
Interest income		1,201,392		864,665		343,496		495,222		437,977		274,651		3,617,403

Provision for loans losses	Ps	130,613	Ps	(50,742)	Ps	(30,134)	Ps	13,316	Ps	51,741	Ps	87,978	Ps	202,772
Year Ended December 31, 2007 (1) (2)
(Ps million)

	Retail and Small		Corporate and				Offshore
	Business		Governmental				Commercial				All other
	Banking		Banking		Treasury		Banking		Leasing		Segments		Total

Revenues from external customers	Ps	801,924	Ps	179,491	Ps	(2,302)	Ps	11,858	Ps	84,086	Ps	261,692	Ps	1,336,749

Revenues and expenses from transactions with other operating segments of the Bank		(10,844)		25,309		10,655		148,783		1,345		317,738		492,986
Interest income		2,019,666		1,385,482		507,934		299,067		624,606		424,687		5,261,442

Provision for loans losses	Ps	421,576	Ps	187,766	Ps	(14,634)	Ps	19,271	Ps	108,538	Ps	26,111	Ps	748,628
Year Ended December 31, 2008 (1)
(Ps million)

	Retail and		Corporate
	Small		and				Offshore
	Business		Governmental				Commercial				All other
	Banking		Banking		Treasury		Banking		Leasing		Segments		Total

Revenues from external customers	Ps	913,333	Ps	206,529	Ps	14,244	Ps	5,303	Ps	245,739	Ps	318,071	Ps	1,703,219

Revenues and expenses from transactions with other operating segments of the Bank		(11,117)		57,992		(5,175)		38,642		8,427		167,611		256,380
Interest income		2,730,204		1,839,523		602,931		260,652		848,623		1,024,001		7,305,934

Provision for loans losses	Ps	802,255	Ps	330,148	Ps	(11,261)	Ps	16,001	Ps	143,234	Ps	38,352	Ps	1,318,729

(1)
The methodology used for segment disclosure was changed for purposes of comparability. The segments Retail and Small Business Banking were combined in a single segment as part of the new organizational structure defined by the Bank. The segments Corporate Banking and Governmental Banking were also combined in a single segment.

(2)
The segment disclosure was modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans.  No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that period, and accordingly, would not be material for comparative purposes.

For more information on the segment disclosure, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP – x) Segment disclosure”.
The following table sets forth Bancolombia’s geographic revenues and long-term assets distribution as of December 31, 2006, 2007 and 2008:

	As of December 31,
	2006				2007(2)				2008
	(Ps million)
			Long-Term				Long-Term				Long-Term
Geographic Information	Revenues		Term - Assets(1)		Revenues		Term - Assets		Revenues		Term - Assets(1)

Colombia	Ps	3,801,365	Ps	878,917	Ps	5,540,069	Ps	1,202,108	Ps	7,558,997	Ps	1,718,190
Panama and Cayman Islands		512,629		12,285		515,749		10,242		260,282		10,476
Puerto Rico		37,171		141		51,765		164		39,191		238
Perú		—		—		357		6,706		8,319		22,453
El Salvador		—		—		774,026		143,658		759,587		148,422
USA		31,630		928		48,010		115		42,770		199

Total		4,382,795		892,271		6,929,976		1,362,993		8,669,146		1,899,978
Eliminations of intersegment operations		(159,103)		(13)		(492,986)		11		(256,380)		2,674

Total, net	Ps	4,223,692	Ps	892,258	Ps	6,436,990	Ps	1,363,004	Ps	8,412,766	Ps	1,902,652

(1)	Includes foreclosed assets, net, allowances for foreclosed assets and property, plant and equipment, net.

(2)
The segment disclosure was modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans.  No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that period, and accordingly, would not be material for comparative purposes.

The following table summarizes and sets forth Bancolombia’s total revenue over the last three fiscal years:

	2006		2007(4)		2008
	(Ps million)

Revenues
Revenues for reportable segments (1)	Ps	4,755,032	Ps	7,091,177	Ps	9,265,533
Non-operating income (2)		(372,237)		(161,201)		(596,387)
Elimination of intersegment revenues		(159,103)		(492,986)		(256,380)

Total revenues for reportable segments (3)	Ps	4,223,692	Ps	6,436,990	Ps	8,412,766

(1)	Total revenues for reportable segments includes Revenues from external customers, revenues and expenses from transactions with other operating segments of the same enterprise and interest income.

(2)	Non-operating income represents other income classified as revenue for segment reporting purposes.

(3)	Total revenues for reportable segments include interest, fees, other services and other operating income.

(4)
The segment disclosure was modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans.  No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that period, and accordingly, would not be material for comparative purposes.

The following table lists the main revenue-producing fees along with their variation from the prior fiscal year:

	For the years						Growth
	2006			2007(1)		2008	2008/2007
			(Ps million)
Main fees and commissions
Commissions from banking services	Ps	162,273	Ps	279,528	Ps	238,918	(14.53)%
Electronic services and ATMs fees		85,049		80,711		86,070	6.64%
Branch network services		62,403		104,601		104,010	(0.57)%
Collections and payments fees		74,708		130,421		157,281	20.59%
Credit card merchant fees		8,150		39,191		32,215	(17.80)%
Credit and debit card annual fees		238,898		293,583		446,647	52.14%
Checking fees		60,083		67,438		67,963	0.78%
Warehouse services		72,494		—		—	—
Fiduciary activities		62,114		69,200		98,799	42.77%
Pension plan administration		—		82,453		87,826	6.52%
Brokerage fees		67,034		62,493		54,742	(12.40)%
Check remittance		11,040		22,762		26,148	14.88%
International operations		34,281		43,643		47,962	9.90%
Fees and other service expenses		(70,866)		(116,453)		(134,939)	15.87%

Total fees and income from services, net	Ps	867,661	Ps	1,159,571	Ps	1,313,642	13.29%

(1)
The main fees and commissions for the year ended 2007 were modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans.  No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that period, and accordingly, would not be material for comparative purposes.

B.3. BANCOLOMBIA’S BUSINESS
Bancolombia offers traditional banking products and services, such as checking accounts, saving accounts, time deposits (which are tradable certificates of deposits), lending (including overdraft facilities), mortgage loans, credit cards, and cash management services. It also offers nontraditional products and services, such as pension funds services, insurance, bancassurances, international transfers, trust fund services, leasing brokerage services and investment banking.
The principal lines of business of Bancolombia by operating segments are as follows:

For purposes of this Annual Report, the management of Bancolombia adjusted the method of calculating income and expenses per operating segment in order to better reflect the performance of each of the business segments defined by management. The information for 2006 and 2007 has been reclassified to reflect these changes. Specifically, the following adjustments were made:
•	Dividends received by the Bank are no longer included in the Treasury segment, but in All Other Segments.

•	Government accounts for small towns and cities were moved from Corporate and Governmental Banking to Retail and Small Business Banking.

•
Depreciation and amortization expense for the Retail and Small Business Banking, Corporate and Governmental Banking, and Treasury segments are now distributed proportional to assets and not to administrative expenses.

•	Time deposits sold by the Treasury division are no longer included in Corporate and Governmental Banking, but in Treasury.

•	Goodwill is included as an amortization within All Other Segments.
Retail and Small Business Banking: The Bank’s Retail Banking segment provides a wide range of financial products and services to individuals and SMEs (firms that are not part of the Corporate and Governmental segment) in Colombia and El Salvador. Bancolombia’s Retail and Small Business Banking segments serve a wide range of clients with different needs, goals and lifestyles, and is divided into eight subsegments, as shown below.
•	Preferential: Serves individuals with monthly income equal or greater than 15 SMMLV.

•	Personal Plus: Serves individuals with monthly income between 2 and 15 SMMLV.

•	Personal: Serves individuals with monthly income below 2 SMMLV.

•	Government (small towns and cities): Serves State-owned and official institutions with annual revenues lower than 32,500 SMMLV.

•	SME: Serves small and medium enterprises with annual sales between 542 and 32,500 SMMLV.

•	Entrepreneurial: Serves corporations with annual sales above 542 SMMLV.

•	Colombians abroad: Serves Colombian citizens living outside of Colombia.

•	Private Banking: Provides private banking services to clients with assets under management above US$150,000.
The Bank also offers special programs for its clients according to their respective profile (children, senior citizens and groups) in order to provide clients with value-added products and services that are aligned with their needs and preferences.

Corporate and governmental Banking: This segment provides commercial banking products and services to local and international companies, from both the public and private sectors with annual sales of more than Ps 15,000 million. The Bank’s clients include many leaders their respective markets, which makes them highly sophisticated in terms of processes, operations and projects. The Bank’s strategy is to grow with these clients based on value-added, long-term relationships. In order to offer specialized services to clients engaged in a diverse spectrum of industries, the Bank’s sales force determines the needs and its challenges of each client and specializes in nine economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Media, Financial Services, Non-Financial Services, Construction, Government and Natural Resources.
Treasury: This segment is responsible for the management of the Bank’s proprietary trading activities, liquidity, and distribution of treasury products and services to its client base in Colombia. In addition, Bancolombia’s Economic Research Department is included in this division. Additional information on Bancolombia’s treasury products can be found in section “Item 4. Information on the Company – B. Business Overview – B.5 – Products and Services”.
In 2008, all of the Bank’s capital market operators were accredited by the Autorregulador del Mercado de Valores – AMV (a Colombian securities market self-regulatory authority) as certified “Derivative and Fixed Income Security Operators”. Bancolombia’s Treasury Division’s market share and innovative products make it a leader in the Colombian capital markets.
Offshore Commercial Banking: Bancolombia Panamá S.A., Bancolombia Cayman, Bancolombia Puerto Rico Internacional Inc. and Banco Agrícola (Panama) S.A. provide a complete line of offshore banking services to Colombian and Salvadorian customers, including loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments, and PC Banking. Through these Subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds. to its high net worth clients and private banking customers.
Leasing: This segment provides financial and operational leases, including cross-border and international leasing services to clients in Colombia as well as in Central America, Mexico and Brazil. Bancolombia offers these services through its Subsidiaries: Leasing Bancolombia, Renting Colombia, Renting Perú S.A., Tempo Rent a Car S.A., Capital Investment Safi S.A, Suleasing International USA Inc., and Arrendadora Financiera S.A.
All Other Segments: This segment provides the following products and services: (i) Investment Banking. Banca de Inversión specializes in providing investment banking services to corporate customers in areas such as mergers and acquisitions, project finance, issuances of debt and equity securities and syndicated loan transactions. (ii) Brokerage and Asset Management. Valores Bancolombia, Suvalor Panama and Bursabac provide brokerage and asset management services. It provides its customers with domestic and international investment alternatives. (iii) Trust, Pension Fund and Insurance. The Bank offers, through its subsidiaries Fiduciaria Bancolombia S.A., and Fiduciaria GBC S.A, investment funds which allow customers with the opportunity to diversify their investments. (iv) Bancassurance. Through their branch network, Bancolombia and Banco Agrícola offer various insurance products. (v) Insurance. Asesuisa and Asesuisa Vida offer insurance products for individuals and corporations, covering a wide range of risks and exposures in El Salvador and (vi) Pension Fund Management. AFP Crecer S.A. is a pension fund manager that manages both voluntary and mandatory contributions through individual savings accounts for the elderly, common disability and surviving pensions.
In addition, the operations of the following subsidiaries are part of the All Other Segments segment: FCP Colombia Inmobiliaria, Inversiones Financieras Banco Agrícola S.A., Bursabac S.A. de C.V., Inmobiliaria Bancol S.A., Valores Simesa S.A., Inversiones CFNS Ltda., Todo Uno Colombia S.A., Inversiones IVL S.A, Transportes Empresariales de Occidente Ltda., and Fiduciaria GBC S.A. The Bank’s corporate headquarters are included in this segment as well.

B.4. DISTRIBUTION NETWORK
Bancolombia provides its products and services through a traditional branch network, as well as through mobile branches (or “Puntos de Atención Móviles”, which consist of commercial advisors who visit small towns on specific days, to offer Bancolombia’s products and services to the local population), non-banking correspondents, ATM network, online banking, telephone banking, Bancolombia’s website, Factruranet, the payment button, PC Banking, mobile banking service (transactions through mobile phones), and PACs (Point of Sale) and Kiosks, among others.
B.4.i. Branch Network
As of December 31, 2008, Bancolombia’s consolidated branch network consisted of 892 offices which comprised 717 from Bancolombia, 107 from Banco Agrícola and 68 from other subsidiaries. As of December 2008 Bancolombia had presence in 602 cities and municipalities in Colombia.

	Number of branches	Number of branches
Company	2007	2008

Bancolombia (unconsolidated)	719	717

Bancolombia Panamá	1	1

Leasing Bancolombia	10	10

Renting Colombia	4	4

Valores Bancolombia	7	7

Suvalor Panama	1	1

Banca de Inversión Bancolombia	2	2

Fiduciaria Bancolombia	6	6

Bancolombia Puerto Rico International Inc.	1	1

Factoring Bancolombia	5	5

Sufinanciamiento	6	8

Renting Peru S.A.C	1	1

Tempo Rent a Car	5	8

Inversiones CFNS	1	1

Banco Agrícola	107	107

Arrendadora Financiera S.A.	1	1

Bursabac S.A. de C.V	1	1

AFP Crecer S.A.	6	6

Aseguradora Suiza Salvadoreña S.A.	1	1

Asesuisa Vida S.A.	1	1

Multienlace S.A.	2	—

Total	888	892

B.4.ii. Electronic Distribution Channels
Bancolombia has a network of alternative electronic distribution channels designed to enable cost-effective transactions and services. In order to make its branch offices more efficient, the Bank has worked to transfer customer transactions from branch offices to electronic distribution channels. Transactions effected through electronic distribution represented approximately 86% of all transactions made by Bancolombia on an unconsolidated basis in 2008.
The following are the electronic distribution channels offered by the Bank:
B.4.ii.a. Automatic Teller Machines – ATM Network
As of December 31 2008, Bancolombia’s ATM network consisted of 2,355 machines, 1974 in Colombia and 381 in El Salvador. During 2008 a total of 257.5 million transactions were executed through ATMs which corresponds to a 7.8% increase as compared to the figure for 2007.
B.4.ii.b. Online Banking
Bancolombia offers the following online banking channels and services.
Online Banking for Corporations
This platform allows corporate customers to inquire their account balances, monitor transactions in their deposit accounts, loans and credit cards, make virtual term investments, disburse loans, make payroll and supplier payments, and complete other transactions in real time with the superior level of security that Bancolombia believes its customers require. The number of transactions made through this channel in 2008 was 117.9 million from Bancolombia and 9.7 million from Banagrícola.
Online Banking for individuals
This platform allows individual customers to inquire their financial products, make payments and money transfers, and buy financial products. The number of transactions made through this channel in 2008 was 262.6 million, representing a 52.9% increase as compared to 2007.
Bancolombia’s Website
A total of 30 content portals, providing interactive information to customers and users, were consolidated on Bancolombia’s website in 2008 (www.grupobancolombia.com).
Facturanet
Facturanet was the first electronic bill payment system introduced in Colombia. It was developed by Todo 1 Services, a company with a business model designed to generate revenue from online banking, e-commerce and e-business. Through Facturanet, Bancolombia’s customers can make payments and receive alerts via e-mail when a new bill is submitted for payment from any entity that has signed an agreement with the Bank.
Payment Button
Bancolombia offers two options for making purchases and payments via internet:
•	E-Pagos, a button exclusively for the Bank’s customers through which they can make purchases and payments via the internet.
•
Electronic Services Supplier (Proveedor de Servicios Electrónicos, or “PSE”), a centralized, standardized system, developed by ACH Colombia S.A. (“ACH”), an independent company, through which companies may allow their users to purchase and pay for items over the internet, debiting the corresponding amounts from the financial institution where the users have their account and transferring these amounts to the payee accounts. This button accepts payments through banks that are part of the ACH network.

B.4.ii.c. PC Banking
Enlinea Bancolombia, the remote access platform of the Bank (unconsolidated), allows corporate customers to connect to the Bank via modem through an application that is installed on a computer at the customer’s location.
B.4.ii.d. Telephone Banking
Bancolombia’s telephone banking offers customized and convenient advisory services, efficient transactions and the sale of products and services, extending Bancolombia’s commercial and service strategy to customers of all segments.
B.4.ii.e. Electronic Point of Service (“PACs”):
Through the Electronic Point of Service (Punto de Atención Cercano Electrónico) Bancolombia’s customers may make balance inquiries and carry out transactions in checking and savings accounts, transfers funds to their own accounts or to those of third parties at Bancolombia or other financial institutions, make payments to public utility services, make credit card payments, make disbursements of loans into accounts and make changes to credit and debit card passwords.
B.4.iii. Bancolombia’s Mobile Banking Service
This distribution channel allows Bancolombia’s clients to conduct various transactions using their mobile phone: transfer of funds between Bancolombia accounts, inquiries of account balances, purchases of prepaid mobile phone air time and payment of mobile phone invoices.
B.4.iv. Kiosks
This channel, mainly used in Banco Agrícola, consists of small kiosks located inside the Bank’s agencies, shopping malls, and other public places. Through this channel customers may make balance inquiries, carry out transactions and transfer funds. In 2008, the number of transactions made through these channel was 8.9 million, representing a 11.5% increase as compared to the same period in 2007.
B.4.v. Sales Force
As of December 31 2008, more than 10,500 employees were part of Bancolombia’s consolidated sales and customer service force.
B.5. PRODUCTS AND SERVICES
The following are the products and services offered by Bancolombia:
Savings and Investment: The Bank offers its customers checking accounts, savings accounts, fixed term deposits and other investment products. Bancolombia is committed to helping its clients to save and invest by providing a wide range of savings plans based on the specific transactional needs of each client and their income bracket.

Financing: Bancolombia offers its customers a variety of financing options including: trade financing, loans funded by domestic development banks, working capital loans, credit cards, personal loans, vehicle loans, overdrafts, among others. Bancolombia is committed to play a central part in the development of the countries where it operates by performing its economic role as an efficient allocator of capital resources. In order to fulfill this objective, the Bank offers a wide range of credit alternatives.
Mortgage Banking: Bancolombia is a leader in the mortgage market in Colombia, providing its full support to construction firms and providing mortgages for individuals and companies.
Factoring: Bancolombia offers its clients solutions for handling their working capital and maximizing their asset turnover through comprehensive solutions to manage their accounts receivables financing.
Financial and Operating Leases: Bancolombia, primarily through Leasing Bancolombia and its subsidiaries, offers financial and operational leases specifically designed for acquiring fixed assets.
Treasury: Bancolombia assists its clients in hedging their market risks through innovative derivative structures. The Bank also performs inter-bank lending, repurchase agreements or “repos”, sovereign and corporate securities sales and trading, foreign currency forwards, interest rate and cross currency swaps and European options.
Comprehensive Cash Management: Bancolombia provides support to its clients in efficiently controlling and managing their cash. Bancolombia offers a portfolio of standard products that allows clients to make their payments and collections.
Foreign Currency: Bancolombia offers its clients specialized solutions to satisfy their investment, financing and payment needs with regard to foreign currency transactions.
Bancassurance and Insurance: Bancolombia has consolidated a comprehensive portfolio of insurance and pension banking products aimed at new market niches and focusing on building long-term relationships with clients. Through its branch network, Bancolombia offers various insurance products (life insurance, home insurance and personal accident insurance) from Compañía Suramericana de Seguros, one of the major insurance companies in Colombia. With respect to El Salvador, Banco Agricola offers a comprehensive portfolio of insurance products from Asesuisa (auto insurance, personal accident and health insurance, fire and associated perils insurance, cargo insurance, among others) and Asesuisa Vida (life insurance).
Brokerage Services: Bancolombia offers, through Valores Bancolombia, Suvalor Panama and Bursabac, brokerage and investment advisory services, covering various investment alternatives including equities, futures, foreign currencies, fixed income securities, mutual funds, and structured products.
Investment Banking: Bancolombia offers, through Banca de Inversión an ample portfolio of value-added services, that allow it to advise and assist companies from all economic sectors, in areas relating to project finance, capital markets, capital investments, M&A, restructurings and corporate lending.
Asset Management and Trust Services: Bancolombia provides, through Fiduciaria Bancolombia, Valores Bancolombia and AFP Crecer S.A, asset management and trust products which include mutual funds, pension funds, administration and payment trusts, public trusts, real estate trusts, securitization and guarantee trusts.
B.5.i. New Products or Services
Bancolombia continues its efforts to diversify and improve its product portfolio. Below is a brief description of the new products and services introduced during 2008.

Integrated Payment and Collection Services
As part of enhancing its comprehensive cash management services, the Bank launched a technology application that allows its clients to retrieve payment and collection information processed through its network.
Standardized Derivatives
With the creation of the “Cámara de Riesgo Central de Contraparte” (CRCC) as central counterparty clearing house for the trading of standardized derivatives in Colombia, Bancolombia added futures on Colombian government bonds to its derivatives product portfolio and is currently participating as clearing member of the CRCC.
Time Deposit Indexed to the Indicador Bancario de Referencia (“IBR”).
As part of increasing its Savings and Investment products the Bank introduced a time deposit with variable rate calculated based on a reference interest rate known as the IBR, which acts as a reference of overnight and one-month interbank loans, and is based on quotations to be submitted to the Central Bank on every business day by eight participating banks. Using a weighted average of the quotations submitted, the Central Bank calculates the overnight IBR on every business day. The one-month IBR is calculated each Tuesday.
Fixed Rate Loan
In April of 2008, Bancolombia launched a special loan facility directed to corporate clients which allows them to cover their medium and long-term financing needs at an interest rate that will not change during the life of the loan. This product reduces the cash flow uncertainty for the client due to interest rate changes and a prepayment fee provides an additional income for the Bank.
B.6. COMPETITION
B.6.i. Description of the Colombian Financial System
Overview
The Colombian financial system was historically composed of specialized institutions operating in market niches that were regulated and delineated by law. However, Law 45 of 1990, Law 35 of 1993 and the Estatuto Orgánico del Sistema Financiero (Decree 663 of 1993, as amended) significantly deregulated the Colombian financial system, providing commercial banks with the opportunity to set up subsidiaries to compete in different markets, and permitting other financial institutions to enter markets in the Colombian financial system from which they had previously been excluded. These laws have increased competition among the different types of financial institutions, promoted consolidation of the financial industry and created considerable overlap in the permitted scope of business activities of the various types of financial institutions, particularly with respect to foreign exchange operations. This legal framework also permits foreign investment in all types of financial institutions.
Additional laws have since been promulgated with the purpose of further deregulating the Colombian financial system. Law 510 of 1999, Law 546 of 1999 and Law 795 of 2003 further broadened the scope of activities permitted to financial institutions and set forth general circumstances under which the Colombian government may intervene in the financial sector, as well as the rules governing such intervention.

In recent years the Colombian banking system has been undergoing a period of readjustment given the series of mergers and acquisitions that have taken place within the sector, reflecting worldwide tendencies towards a greater consolidation on the part of ever growing financial institutions. More specifically, several mergers and acquisitions took place in 2005, including the Conavi/Corfinsura merger, the acquisition of Banco Aliadas by Banco de Occidente, the merger of Banco Tequendama and Banco Sudameris, as well as the merger of the Colmena and the Caja Social banks. The trend towards mergers and acquisitions continued throughout 2006, with the completion of certain transactions first announced during 2005. These include the acquisition of Banco Superior by Davivienda, of Banco Granahorrar by BBVA Colombia and of Banco Unión by Banco de Occidente. Also during 2006, Banco de Bogota acquired Megabanco and Davivienda announced its acquisition of Bancafé. In 2007, HSBC acquired Banitsmo and Bancolombia also completed the acquisition of Banagrícola in El Salvador. For more information on the acquisition of Banagrícola, see “Item 4. Information on the Company – 4.A. History and Development of the Company.”
In 2008 the Royal Bank of Scotland (RBS) purchased the Colombian arm of ABN Amro Bank and General Electric (GE) Money acquired a 49.7% stake in Colpatria, with an option of extending this stake by another 25% by 2012. As of December 31, 2008, and according to the Superintendency of Finance, the principal participants in the Colombian financial system were the Central Bank, 18 commercial banks (ten domestic banks, seven foreign banks, and one state owned bank), three finance corporations and 27 commercial finance companies (10 leasing companies and 17 traditional finance companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.
Financial System Evolution in 2008
Despite a restrictive monetary policy and the turbulent conditions in the international financial markets, the Colombian financial system recorded an increase in its activities during 2008, although lower than that experienced in 2007. According to the Superintendency of Finance, the financial system’s loan portfolio decreased from a total growth of 24.9% for 2007 to 18.2% for 2008. This slowdown in the credit market mostly affected consumer loans which grew more slowly increasing 11.6% in 2008 compared with 32.4% in 2007. Mortgage loans for Colombia’s financial system grew at a lower rate in 2008, going from 17.3% in 2007 to 13.7% in 2008. Commercial loans, however, maintained a similar growth with a year-end growth rate of 21.5% compared with 22.7% recorded at the end of December, 2007. Microcredit loans grew in 2008 by an annual rate of 55.7% driven by the entrance of new banking entities specializing in this type of product.
The trends seen in the Colombian financial system’s loan portfolio were consistent with indicators of quality of loan portfolio (past due loans/total loans) of 4.04% and coverage (provisions/past due loans) of 120.54%, as of December 31, 2008, as compared with indicators of 3.26% and 132.62%, respectively as of December 31, 2007.
The tendency towards reorganization in the composition of assets in favor of the loan portfolio remained stable during 2008. The loan portfolio as a percentage of total assets increased from 64.3% as of December 31, 2007 to 64.6% as of December 31, 2008. The investment portfolio as a percentage of total assets decreased from 19.0% as of December 31, 2007 to 18.1% as of December 31, 2008.
At the end of 2008, the Colombian financial sector recorded Ps 213 trillion in total assets, representing a 16.3% increase as compared to the same period in 2007. The Colombian financial system’s total composition of assets shows banks with a market share of 87.39%, followed by commercial financing companies with 10.76% and financial corporations with 1.85%.
In terms of profits, the Colombian financial system recorded a total of Ps 4.80 trillion for 2008, an increase of 20.5% compared to Ps 3.99 trillion in 2007. The technical capital ratio for credit institutions was 13.4% (including banks, financing companies and commercial financing companies), as of December 31, 2008, which is well above the minimum legal requirement of 9%.
B.6.ii. Bancolombia and its Competitors
In 2008, according to the Superintendency of Finance, Bancolombia led the Colombian finance sector, among 18 different entities, and ranked first in terms of assets according to the Superintendency of Finance. Its main competitors in the corporate sector are Banco de Bogota, Davivienda, BBVA and Banco de Occidente. In the consumer sector Bancolombia’s main competitors are Banco Davivienda, BBVA, Popular and Citibank.

Indicators for Bancolombia and Its Competitors
The following table shows the key profitability and loan portfolio quality indicators for Bancolombia and its main competitors as published by the Superintendency of Finance. The table also shows the capital adequacy requirements for Bancolombia and its main competitors as of December 31, 2008 as compared to the previous year.

					Past due loan/		Allowances/
	ROE		ROA		Total loans		Past due loans		Capital Adequacy
	Dec-07	Dec-08	Dec-07	Dec-08	Dec-07	Dec-08	Dec-07	Dec-08	Dec-07	Dec-08

Bancolombia (unconsolidated)	15.9%	17.7%	2.4%	2.6%	2.39%	3.07%	169.57%	164.36%	17.4%	14.8%
Banco de Bogota	19.1%	23.2%	2.3%	2.6%	2.25%	2.50%	152.90%	137.01%	10.0%	10.3%
Banco de Occidente	18.8%	24.0%	2.2%	2.6%	2.75%	3.99%	160.98%	216.43%	11.6%	10.6%
BBVA	21.2%	20.2%	1.8%	1.8%	2.49%	4.24%	161.41%	102.00%	10.9%	11.0%
Citibank	13.9%	15.5%	2.2%	2.6%	4.33%	6.03%	109.82%	107.69%	12.8%	14.5%
Davivienda	27.3%	17.8%	2.7%	1.9%	4.15%	4.01%	138.01%	147.41%	12.0%	13.3%
Banco Popular	24.2%	26.2%	2.3%	2.6%	2.24%	2.81%	197.09%	158.68%	9.8%	12.9%

Source:	Superintendency of Finance.

*	ROE is return on average shareholders’ equity.

**	ROA is return on average assets
The following charts illustrate the market share of Bancolombia (unconsolidated) and its main competitors with respect to various key products, based on figures published by the Superintendency of Finance for the years ended December 31, 2006, 2007 and 2008:
Total Net Loans
Market Share

Total Net Loans – Market
Share %	2006	2007	2008

Bancolombia	20.62	21.70	21.99
Bogotá	14.19	14.09	14.69
Occidente	6.54	6.69	6.52
Citibank	4.33	4.00	3.39
BBVA	10.64	11.11	11.30
Davivienda	7.80	12.22	11.93
Popular	4.72	4.92	4.76

Source:	Ratios are calculated by Bancolombia based on figures published by the Superintendency of Finance.
Checking Accounts
Market Share

Checking Accounts – Market
Share %	2006	2007	2008

Bancolombia	21.80	22.61	22.12
Bogotá	17.29	19.15	19.28
Occidente	15.00	14.15	13.78
Citibank	2.87	2.56	2.47
BBVA	9.85	9.91	8.97
Davivienda	3.95	9.84	9.38
Popular	4.86	4.76	5.28

Source:	Ratios are calculated by Bancolombia based on figures published by the Superintendency of Finance.

Time Deposits
Market Share

Time Deposits – Market Share %	2006	2007	2008

Bancolombia	13.39	15.09	15.54
Bogotá	9.26	12.95	14.22
Occidente	3.27	3.77	4.25
Citibank	5.83	5.78	4.31
BBVA	11.01	10.73	13.94
Davivienda	11.76	14.57	12.56
Popular	2.91	3.33	4.27

Source:	Ratios are calculated by Bancolombia based on figures from the Superintendency of Finance.
Saving Accounts
Market Share

Saving Accounts – Market
Share %	2006	2007	2008

Bancolombia	20.57	19.95	21.33
Bogotá	12.62	12.26	13.18
Occidente	6.07	6.57	6.86
Citibank	2.89	3.07	2.70
BBVA	13.07	13.88	11.21
Davivienda	9.48	13.24	12.74
Popular	6.80	6.87	7.43

Source:	Ratios are calculated by Bancolombia based on figures from the Superintendency of Finance.
B.6.iii. Description of the Salvadorian Financial System
As of December 31, 2008, the Salvadorian financial system was composed of 12 institutions; eight commercial banks, two state owned banks and two foreign banks.
The total system assets amounted to U.S. 13.5 billion in 2008, increasing 3.2% as compared to the previous year. As of December 31, 2008, loans represented 66.3% of total assets in the Salvadorian financial system, while investments represented 14.6%, and cash and due from banks represented 14%.
B.6.iv. Banco Agrícola and its Competitors
In 2008, Banco Agrícola continued to lead the Salvadorian financial system and ranked first in terms of assets and profits. The following table shows the market share for the main institutions of the financial Salvadorian financial system for the year ended December 31, 2008:

		MARKET SHARE
	Assets	Shareholder’s Equity	Loans	Deposits	Profits
Banco Agrícola	29.3%	30.4%	29.50%	29.5%	48.1%
Citi	21.2%	22.9%	19.50%	21.2%	10.6%
HSBC	16.6%	16.6%	16.20%	16.6%	16.1%
Scotiabank	15.5%	14.8%	17.30%	14.8%	9.2%
BAC	8.3%	7.4%	8.60%	7.6%	11.1%
Others	9.1%	8.0%	8.90%	10.2%	4.9%

Source: ABANSA (Asociación Bancaria Salvadoreña). Figures as of December 31, 2008.

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

•
One of the functions of the Ministry of Finance is to regulate in all aspects of finance, securities and insurance activities. It is also responsible for inspecting, supervising and controlling all those entities engaged in such activities, specifically through the Superintendency of Finance.

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

•
All the responsibilities and attributions of the former Superintendency of Banking and Superintendency of Securities set forth in Decree 663 of 1993, as amended, Decree 2739 of 1991, as amended, and Law 964 of 2005, were assigned to the newly created Superintendency of Finance.

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

•	In addition, the Superintendency of Finance continues to make on-site inspections of Colombian financial institutions, including Bancolombia, on a regular basis, as did the Superintendency of Banking.

•	Both as a financial institution and as an issuer of securities traded in the Colombian Stock Exchange, Bancolombia is subject to the supervision and regulation of the Superintendency of Finance.

•
Additionally, Bancolombia’s subsidiaries located in Colombia, which are financial entities, finance corporations, commercial finance companies, trust companies and its brokerage firms are each subject to the supervision and regulation of the Superintendency of Finance.

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

On April 10, 2008, the Colombian government presented a bill to the Colombian congress which established a bill of rights for customers as well as obligations for financial institutions. The bill seeks to minimize disputes between financial institutions and their customers. The bill was approved by the Colombian congress on June 18 2009, and will become a law once it is signed by the president.
Violations of Laws 510, 795 and 964, as well as of specific provisions of Decree 663 and their relevant regulations, are subject to administrative sanctions and, in some cases, criminal sanctions.
Key Interest Rates
Colombian commercial banks, finance corporations and commercial finance companies are required to report to the Central Bank, on a weekly basis, data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank calculates the Tasa de Captaciones de Corporaciones Financieras (“TCC”) and the Depósitos a Término Fijo (“DTF”) rates, which are published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The TCC is the weighted average interest rate paid by finance corporations for deposit maturities of 90 days. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and commercial finance companies for certificates of deposit with maturities of 90 days. For the week of June 15-21, 2009, the DTF was 5.46% and the TCC was 6.04%.
The Central Bank also calculates the IBR, which acts as a reference of overnight and one-month interbank loans, based on quotations submitted on every business day by eight participating banks to the Central Bank. Using a weighted average of the quotations submitted, the Central Bank calculates the overnight IBR on every business day. The one-month IBR is calculated each Tuesday.
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

•	subordinated monetary obligations as long as said obligations do not exceed 50% of Primary Capital and comply with additional requirements stated in the regulations;

•	the part of the surplus capital account from donations in compliance with the requirements set forth in the applicable regulation; and

•	general allowances made in accordance with the instructions issued by the Superintendency of Finance.

The following items are deducted from Secondary Capital:
•
50% of the direct or indirect capital investments (in entities subject to the supervision of the Superintendency of Finance excluding subsidiaries) and mandatory convertible bonds reappraisal, in compliance with the requirements set forth in the applicable regulation;

•
50% of the direct or indirect capital investments (excluding subsidiaries) and mandatory convertible bonds reappraisal, of foreign financial entities with respect to which the bank’s share is or exceeds 20% of the entity’s subscribed capital.

•	the value of the devaluation of equity investments with low exchange volume or which are unquoted.
In computing Technical Capital, Secondary Capital may not exceed (but can be less than) the total amount of Primary Capital.
The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2008:

	As of December 31, 2007		As of December 31, 2008
	(Ps million, except percentages)

Subscribed capital	Ps	460,684	Ps	460,684
Legal reserve and other reserves		3,359,604		3,975,021
Unappropriated retained earnings		92,218		135,292
Net Income		1,054,315		594,083
Subordinated bonds subscribed by Fogafin		7,346		4,897
Less:
Long — term investments		(91,730)		(79,678)
Non — monetary inflation adjustment		(153,336)		(118,544)

Primary capital (Tier I)	Ps	4,729,101	Ps	4,971,755

Reappraisal of assets		121,363	Ps	162,932
Provision loans		128,087		97,034
Non-monetary inflation adjustment		81,362		63,967
Subordinated bonds		848,404		949,936

Computed secondary capital (Tier II)	Ps	1,179,216	Ps	1,273,869

Primary capital (Tier I)	Ps	4,729,101	Ps	4,971,755
Secondary capital (up to an amount equal to primary capital) (Tier II)		1,179,216		1,273,869

Technical Capital	Ps	5,908,317	Ps	6,245,624

Capital ratios
Primary capital to risk-weighted assets (Tier I)		10.14%		8.95%
Secondary capital to risk-weighted assets (Tier II)		2.53%		2.29%

Technical capital to risk-weighted assets		12.67%		11.24%

Risk-weighted assets including market risk	Ps	46,628,036	Ps	55,542,485

As of December 31, 2008, the Bank’s technical capital ratio was 11.24%, exceeding the requirements of the Colombian government and the Superintendency of Finance by 224 basis points. As of December 31, 2007, the Bank’s technical capital ratio was 12.67%. The year-over-year decrease in the capital adequacy ratio is explained by the growth in risk-weighted assets, as those assets increased 19.1% outpacing the growth of the technical capital which was 5.7%.

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
Bancolombia’s loan portfolio, net of provisions, is 100% weighted as risk-weighted assets. By measuring credit risk, the provisions corresponding to each of Bancolombia’s operations is determined. For this purpose, different levels of risk are set up, and ratings are awarded (A, B, C, D and E) to the various credit operations showing the gradual increase in risk. Each of these ratings has a minimum provision level, as established by the Superintendency of Finance in Chapter II of the Basic Accounting Circular, which the Bank complies with in the case of each of its credit transactions.
Minimum Capital Requirements
The minimum capital requirement for banks on an unconsolidated basis is established in article 80 of Decree 633 of 1993, as amended from time to time. The minimum capital requirement for 2008 was Ps 64,850 million. Failure to meet such requirement can result in a fine by the Superintendency of Finance of 3.5% of the difference between the required minimum capital and the Bank’s effective capital for each month in arrears. As of December 31, 2008, the Bank has met all such requirements.
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
Foreign Currency Position Requirements
According to External Resolution 5 of 2005 issued by the board of directors of the Central Bank, a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), realized or contingent, including those that may be sold in Colombian legal currency.
Resolution 4 of 2007 of the board of directors of the Central Bank provides that the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in Colombian pesos of 20% of the bank’s Technical Capital. Currency exchange intermediaries such as Bancolombia are permitted to hold a three business days’ average negative Foreign Currency Position not exceeding the equivalent in foreign currency of 5% of its Technical Capital (with penalties being payable after the first business day). As of March 31 2009, Bancolombia had an unconsolidated positive foreign currency position of U.S. dollars 121 million, which falls within the aforementioned regulatory guidelines. For further discussion, see “Note 3. Transactions in Foreign Currency” to the Bank’s consolidated financial statements included in this Annual Report.
Resolution 4 of 2007 also defines foreign currency position in cash (posición propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days’ average foreign currency position in cash cannot exceed 50% of the bank’s Technical Capital. In accordance with Resolution 4 of 2007, the three day average shall be calculated on a daily basis and the foreign currency position in cash cannot be negative.

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
Resolution 12 of 2007, added a paragraph to Article 3 of Resolution 4 of 2007. Article 1 of Resolution 12 of 2007 excludes from the calculation of the gross position of leverage exchange transactions that intermediaries of the foreign exchange market perform, in their role as local suppliers of liquidity of foreign currency, using the Systems of Compensation and Liquidation of Currencies when there is a breach of payment by a participant. In accordance with certain regulations, the funding in foreign currency that the intermediaries would obtain to perform these exchange transactions is also excluded from the calculation.
Reserve Requirements
Commercial banks are required by the Central Bank’s board of directors to satisfy reserve requirements with respect to deposits. Such reserves are held by the Central Bank in the form of cash deposits and their required amounts vary. According to the Central Bank’s board of directors’ Resolution 5 of 2008 and Resolution 11 of 2008, the reserve requirements for Colombian banks as of December 31, 2008 are:

Ordinary Reserve
Requirements %
Private demand deposits	11.0
Government demand deposits	11.0
Other deposits and liabilities	11.0
Savings deposits	11.0
Time deposits (1)	4.5

(1)	4.5 % for deposits with maturities under 540 days, and 0% for deposits with maturities above 540 days.
Central Bank’s board of directors’ Resolution 5, released on June 20, 2008, eliminated the marginal reserve requirements.
Foreign Currency Loans
According to regulations issued by the Central Bank every Colombian resident and institution borrowing funds in foreign currency must post with the Central Bank a non-interest bearing deposit for a percentage of the respective indebtedness during a term specified by the Central Bank’s board of directors.
Pursuant to Resolution 10 of October 9 of 2008 of the board of directors of the Central Bank, which repealed the External Resolution 8 of 2000 of the board of directors of the Central Bank, the percentage of deposit required for the foreign capital portfolio investments is now zero percent (0%).
Non-Performing Loan Allowance
The Superintendency of Finance has issued guidelines on non-performing loan allowances for Colombian credit institutions. See “Item 4. Information on the Company — E. Selected Statistical Information — E.4. Summary of Loan Loss Experience — Allowance for Loan Losses”.

Lending Activities
Through the issuance of Decrees 2360 and 2653 of 1993, as amended, the Colombian government set the maximum amounts that each financial institution may lend to a single borrower. These maximum amounts may not exceed 10% of a commercial bank’s Technical Capital. The limit is raised to 25% when any amounts lent above 5% of Technical Capital are secured by guarantees that comply with the financial institutions’ guidelines, in accordance with the requirements set forth in Decrees 2360 and 2653. Also, according to Decree 1886 of 1994, a bank may not make a loan to any shareholder that holds directly more than 10% of its capital stock for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding directly or indirectly 20% or more of a bank’s capital stock exceed 20% of a bank’s Technical Capital. In addition, no loan to a single financial institution may exceed 30% of a bank’s Technical Capital, with the exception of loans funded by Colombian development banks which have no limit. As of December 31, 2008, the Bank’s lending limit per borrower on an unconsolidated basis was Ps 543,060 million for unsecured loans and Ps 1,357,651 million for secured loans. If a financial institution exceeds these limits, the Superintendency of Finance may impose a fine up to twice the amount by which any such loan exceeded the limit, and at such date, the Bank was in compliance with these limitations.
Also, Decree 2360 set a maximum limit for risk concentrated in one single party, equivalent to 30% of a bank’s Technical Capital, the calculation of which includes loans, leasing operations and equity and debt investments.
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
Pursuant to Decree 663 of 1993 (as amended by Law 795 of 2003) any transaction resulting in an individual or corporation holding 10% or more of any class of capital stock of any Colombian financial institution, including in the case of Bancolombia, transactions resulting in holding ADRs representing 10% or more of the outstanding stock of Bancolombia, is subject to the prior authorization of the Superintendency of Finance. For that purpose, the Superintendency of Finance must evaluate the proposed transaction based on the criteria and guidelines specified in Law 510 of 1999, as amended by Law 795 of 2003. Transactions entered into without the prior approval of the Superintendency of Finance are null and void and cannot be recorded in the institution’s stock ledger. These restrictions apply equally to Colombian as well as foreign investors.
In addition, pursuant to Article 1.2.5.6 of Resolution 400 of 1995, as amended, issued by the former Superintendency of Securities (now Superintendency of Finance), any entity or group of entities ultimately representing the same beneficial owner, directly or through one or more intermediaries, may only become the beneficial owner of more than 25% of the outstanding common stock of a company that is publicly traded in Colombia by making a tender offer directed at all holders of the common stock of that company, following the procedures established by the Superintendency of Finance. Moreover, any beneficial owner of more than 25% of the outstanding common stock of a company who wants to acquire additional common stock of the company representing more than 5% of the company’s outstanding common stock may only do so by making a tender offer directed at all holders of the company’s common stock, following the procedures established by the Superintendency of Finance. These requirements need not be met if the purchase is approved by 100% of the holders of the outstanding capital stock of the company, or if the purchaser acquires the percentages indicated above through a public stock auction made on the Colombian Stock Exchange, the company reacquires its own shares or when the company issues common stock, among others pursuant to Article 1.2.5.7 of Resolutions 400 of 1995, as amended, of the Superintendency of Securities (now Superintendency of Finance). Any transaction involving the sale of publicly-traded stock of any Colombian company, including any sale of the Bank’s preferred shares (but not a sale of ADRs) for the peso-equivalent of 66,000 UVRs or more must be effected through the Colombian Stock Exchange.

Intervention Powers of the Superintendency of Finance — Bankruptcy Considerations
Pursuant to Colombian Banking Law, the Superintendency of Finance has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure.
Accordingly, the Superintendency of Finance may intervene in a bank’s business (1) prior to the liquidation of the bank, by taking precautionary measures (medidas cautelares) in order to prevent the bank from incurring in a cause for the taking of possession by the Superintendency of Finance, (2) take possession of the bank (toma de posesión) (“Taking of Possession”), to either administer the bank or order its liquidation, depending on how critical the situation is found by the Superintendency of Finance.
The purpose of Taking of Possession of a bank is to decide whether the entity should be liquidated, whether it is possible to place it in a position to continue doing business in the ordinary course, or whether other measures may be adopted to secure better conditions so that depositors, creditors and investors may obtain the full or partial payment of their credits.
As a result of the Taking of Possession the Superintendency of Finance must appoint as special agent the person or entity designated by Fogafin to administer the affairs of the bank while such process lasts and until the bank is ordered to be liquidated.
During the Taking of Possession (which period ends when the liquidation process begins), Colombian Banking Laws prevent any creditor of the bank from: (i) initiating any procedure for the collection of any amount owed by the bank, (ii) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations, (iii) constituting a lien or attachment over any of the assets of the bank to secure payment of any of its obligations, or (iv) making any payment, advance or compensation or assume any obligation on behalf of the bank, with the funds or assets that may belong to it and are held by third parties, except for payments that are made by way of set-off between regulated entities of the Colombian financial and insurance systems. In the event that the bank is liquidated, the Superintendency of Finance must, among other measures, provide that all term obligations owed by the bank are due and payable as of the date when the order to liquidate becomes effective.
Troubled Financial Institutions — Deposit Insurance
In response to the crisis faced by the Colombian financial system during the early 1980s, in 1985 the Colombian government created Fogafin. Subject to specific limitations, Fogafin is authorized to provide equity (whether or not reducing the par value of the recipient’s shares) and/or secured credits to troubled financial institutions, and to insure deposits of commercial banks and certain other financial institutions. In 1998 and 1999, to address the adverse effects of the economic crisis, Law 550 (Ley de Reactivación Económica), Law 546 (Ley de Vivienda), External Circular 039 and External Circular 044 were also adopted. These regulations sought to aid the recovery of the Colombian economy, by helping troubled companies and had some influence on the Bank’s credit policies for such companies.
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
Anti-Money Laundering Provisions
The regulatory framework to prevent and control money laundering is contained among others, in Decree 663 of 1993, Circular 061 of 2007, 062 of 2007, 085 of 2007, 026 of 2008 issued by the Superintendency of Finance, as well as Law 599 of 2000 (“the Colombian Criminal Code”).

External Circular 061 of 2007, which went into effect on December 14, 2007, repealed previous regulations that had been based on the requirements promulgated by the Financial Task Force on Money Laundering (“FATF”). The former rules emphasized “know your customer” policies as well as complete knowledge by financial institutions of their users and markets. They also established processes and parameters to identify and monitor a financial institution’s customers and to identify unusual operations and to report suspicious operations. The new requirements include procedures to protect financial institutions from being used directly by shareholders and executives in money laundering activities, for channeling funds for terrorist activities, or for the concealment of assets from such activities and set forth detailed requirements for monitoring these risks. The new requirements are applicable to the Bank and its subsidiaries and its affiliates.
Decree 4449 of 2008 introduced new criminal rules and regulations in the Colombian legislation to prevent, control, detect, eliminate and judge all matters related to financing terrorism and money laundering. The new criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.
Regulatory Framework for Subsidiaries Who Do Not Belong to the Finance Sector
All of Bancolombia’s Colombian subsidiaries that are not part of the finance sector are governed by the laws and regulations stipulated in the Colombian Civil Code and the Colombian Code of Commerce as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by said subsidiaries.
Banking Regulation of El Salvador
The regulatory banking system of El Salvador establishes the Financial System Superintendency (the “Salvadorian Finance Superintendency”) as the entity responsible for the surveillance, inspection and control of the banking activity in El Salvador. By means of Decree 628 of the Legislature, this Superintendency is created as an institution integrated into the Central Bank of Reserve of El Salvador, which has autonomy in the administrative, budgetary and the practice of the functions conferred by the Law. (Article 1 of Decree 628).
According to Article 2 of Decree 628, as its main purpose, the Salvadorian Finance Superintendency must supervise the compliance with the applicable provisions by the institutions under its control and it is responsible for the examination of various institutions, including, among others, the Central Bank of El Salvador, commercial banks, savings and loan associations, insurance companies, and the stock and commodities exchange.
The Salvadorian Finance Superintendency has the following functions: a) to fulfill and enforce the laws, regulations and other legal provisions applicable to the Central Bank of El Salvador and the other entities subject to its surveillance; b) to issue the set of laws or regulations, within the powers expressly conferred by law, for the performance of the institutions under its control; c) to authorize the establishment, operation and closure of the banks, savings and loan associations, insurance companies and other entities established by law, d) to supervise and examine the operations of the institutions under its control, and d) Other inspection and surveillance in compliance with law. (Article 3 of Decree 628).
Banking Law of El Salvador
The Legislature of the Republic of El Salvador establishes the banking law through Decree 697, which seeks to regulate the financial intermediation and other operations performed by the banks, enabling them to provide the population a transparent, reliable and efficient service that will contribute to the country’s development.
That Law stipulates that banks organized in El Salvador should be structured and operate as corporations with fixed capital. It also defines all the requirements related to the organization, administration and operation of the banking entities, their minimum capital, reserves, solvency and liquidity conditions. The assets and liabilities operations, as well as the services that banks can provide, are also subject to this law.

The banks are required under the provisions of the banking law to establish a liquidity reserve, which must be set by the Salvadorian Finance Superintendency in accordance to the deposits and obligations of such bank. The liquidity reserve of each bank must be established in accordance with the standards and regulations issued by the Salvadorian Finance Superintendency.
The Salvadorian Finance Superintendency will determine the frequency with which the reserve of liquidity is estimated and will establish the period within which a bank can offset the amount of liquidity deficiencies on certain days, with the surplus that would result in other days of the same period. The Salvadorian Finance Superintendency has issued the necessary standards for the implementation of the provisions regarding the liquidity reserve included in the banking law.
Each bank is able to use its reserves for its liquidity needs, in accordance with the provisions of chapter VI of the banking law and the regulations that the Salvadorian Finance Superintendency has issued for this purpose.
Monetary Integration Law of El Salvador
Since November 2000, the Monetary Integration Law enacted by the Legislature of El Salvador established that the exchange rate between the colon (then, the legal currency of El Salvador) and the U.S. dollar would have a fixed rate of 8.75 colones per U.S. dollar.
It establishes that the U.S. dollar would have an unrestrictive legal circulation with unlimited power for paying money obligations in the national territory and also defines that bills in colones and its fractional coins issued before the effective date of this law, will continue to have unrestricted legal circulation in permanent form, but the institutions of the banking system must change them for U.S. dollars as they are presented for any transaction.
All financial operations, such as bank deposits, loans, pensions, issuance of securities and any other made through the financial system, as well as the accounting records, must be expressed in U.S. dollars. The operations or transactions of the financial system made or agreed in colones before the effective date of the Monetary Integration Law, are expressed in U.S. dollars at the exchange rate established in such law.
B.8. RAW MATERIALS
The Bank on a consolidated basis is not dependent on sources or availability of raw materials.
B.9. PATENTS, LICENSES AND CONTRACTS
Bancolombia is not dependent on patents or licenses, nor is dependent on any industrial, commercial or financial contract individually considered (including contracts with customers or suppliers).
B.10. SEASONALITY OF DEPOSITS
Historically, the Bank has experienced some seasonality in its checking account deposits, with higher average balances at the end of the year and lower average balances in the first quarter of the year. Customers move their funds from checking accounts to savings accounts and from savings accounts to checking accounts to adjust to their liquidity needs producing seasonality in the checking account deposits.
As of December 31, 2008 checking account deposits totaled Ps 7,301 billion which represented 13.9% of the Bank’s total deposits. In December 2006, the aggregate amount deposited in checking accounts was Ps 5,366 billion, which declined 7.9% to Ps 4,941 billion by March 31, 2007. In December 2007, the aggregate amount deposited in checking accounts was Ps 6,868 billion, which declined 18.2% to Ps 5,619 billion by March 31, 2008.

C. ORGANIZATIONAL STRUCTURE
The following are Bancolombia’s main subsidiaries:
The following is a list of Bancolombia’s subsidiaries as of December 31, 2008:
SUBSIDIARIES

			Shareholding
	Jurisdiction of		directly and
Entity	Incorporation	Business	indirectly
Leasing Bancolombia S.A.	Colombia	Leasing	100%
Fiduciaria Bancolombia S.A.	Colombia	Trust	98.81%
Fiduciaria GBC S.A.	Peru	Trust	98.82%
Bancolombia Panamá S.A.	Panama	Banking	100%
Bancolombia Caymán	Cayman Islands	Banking	100%
Sistema de Inversiones y Negocios S.A.	Panama	Investments	100%
Sinesa Holding Company Ltd.	British Virgin Islands	Investments	100%
Future Net Inc	Panama	E-commerce	100%
Banca de Inversión Bancolombia S.A.	Colombia	Investment banking	100%
Inmobiliaria Bancol S.A.	Colombia	Real estate broker	99.06%
Valores Simesa S.A.	Colombia	Investments	70.75%
Todo UNO Colombia S.A.	Colombia	E-commerce	89.92%
Compañía de Financiamiento Comercial S.A. Sufinanciamiento	Colombia	Financial services	99.99%
Renting Colombia S.A.	Colombia	Operating leasing	80.50%
Renting Perú S.A.C.	Peru	Operating leasing	80.63%
RC Rent a Car S.A.	Colombia	Car rental	81.51%
Capital Investments SAFI S.A. (CI)	Peru	Trust	80.63%
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Peru	Car rental	80.63%
Transportes Empresariales de Occidente Ltda.	Colombia	Transportation	80.30%
Suleasing Internacional USA Inc	USA	Leasing	100%
Inversiones CFNS Ltda.	Colombia	Investments	100%
Valores Bancolombia S.A.	Colombia	Securities brokerage	100%
Suvalor Panamá S.A.	Panama	Securities brokerage	100%
Bancolombia Puerto Rico Internacional, Inc	Puerto Rico	Banking	100%
Inversiones IVL S.A.	Colombia	Investments	98.25%
Factoring Bancolombia S.A.	Colombia	Financial services	99.99%
Patrimonio Autónomo CV Sufinanciamiento	Colombia	Loan management	100%
Banagrícola S.A.	Panama	Investments	99.12%
Banco Agrícola Panamá S.A.	Panama	Banking	99.12%
Inversiones Financieras Banco Agrícola S.A.	El Salvador	Investments	98.38%
Banco Agrícola S.A.	El Salvador	Banking	96.72%
Arrendadora Financiera S.A.	El Salvador	Leasing	96.73%
Credibac S.A. de CV	El Salvador	Credit card services	96.72%
Bursabac S.A. de CV	El Salvador	Securities brokerage	98.38%
AFP Crecer S.A.	El Salvador	Pension fund	98.60%
Aseguradora Suiza Salvadoreña S.A.	El Salvador	Insurance company	95.81%
Asesuisa Vida S.A.	El Salvador	Insurance company	95.80%
FCP Colombia Inmobiliaria	Colombia	Real estate broker	64.12%

The following is a brief description of the most representative subsidiaries:
Fiduciaria Bancolombia
Fiduciaria Bancolombia is the largest fund manager among its peers, including other fund managers and brokerage firms in Colombia. On June 24, 2008, Fiduciaria GBC S.A., a subsidiary of Fiduciaria Bancolombia incorporated in Perú began operations.
In May 2008, Fiduciaria Bancolombia obtained from BRC Investor Services a rating of “AAA”, the highest local rating for the seventh consecutive year for its asset management quality. In its report, BRC Investor Services highlighted Fiduciaria Bancolombia’s commercial strategy and the improvement of its risk management tools.
In October 2008, Duff and Phelps of Colombia assigned a rating of “AAA”, the highest local rating, to Fiduciaria Bancolombia for the ninth consecutive year for its asset management quality, highlighting the quality and effectiveness of its risk management tools and methodologies.
Leasing Bancolombia
Leasing Bancolombia specializes in leasing activities, offering a wide range of financial leases, operating leases, loans, time deposits and bonds.
Leasing Bancolombia provides leased assets, usually involving equipment, for a fixed term that is shorter than the asset’s useful life. Once the term ends, the customer has the option of acquiring the asset for its commercial value.
The following table illustrates Leasing Bancolombia’s number of lease agreements, customers and the corresponding agreement’s net value:

	Number of	Number of	Net value
Year ended December 31	lease contracts	customers	(Ps million)
2006	23,497	10,380	3,158,717
2007	28,932	13,103	4,190,595
2008	35,663	15,571	5,680,569

Renting Colombia
Renting Colombia, provides operating leases and fleet management services for individuals and companies and offers a wide range of solutions for the transportation and vehicular needs of large companies. In 2008, Renting Colombia finalized the acquisition of the transportation company Transportes Empresariales de Occidente Ltda. which specializes in cargo transportation and logistics services. In addition, Renting Colombia has entered the business of short term auto rental through its subsidiary RC Rent a Car S.A. which is authorized to use the Brazilian franchise Localiza.
Renting Colombia also operates in Peru through its subsidiary Renting Peru SAC.
Banca de Inversión
Banca de Inversión specializes in providing investment banking services to corporate customers in areas such as mergers and acquisitions, project finance, syndicated loan transactions, debt and capital markets (bonds, commercial papers, securitization and equity). Banca de Inversión Bancolombia also owns and manages a diversified equity portfolio, which invests in different sectors of the Colombian economy, including telecommunications, real estate, oil and gas, and toll road concessions. As of December 31, 2008, its equity portfolio book value was approximately Ps 227 billion.
Valores Bancolombia
Valores Bancolombia, provides brokerage and asset management services to approximately 220,000 clients.
In 2008, Valores Bancolombia maintained its leading position in assets under management and stocks traded volume with 32% and 13% market share, respectively, within brokerage firms in Colombia As of December 31, 2008, Valores Bancolombia had Ps 17.4 trillion in total assets under management. In April 2008, Duff & Phelps granted Valores Bancolombia a maximum AAA rating, based on the firm’s asset management capacity and strength.
Sufinanciamiento
Sufinanciamiento (a consumer finance company) targets the personal banking segment that is not traditionally served by commercial banks by specializing in higher risk products such as vehicle financing, private brand credit cards and personal loans to be used at the customers’ discretion. Sufinanciamiento also finances payroll loans.
As of December 31, 2008, Sufinanciamiento had 1,405,537 customers representing, a 7.58% increase as compared to 1,306,520 customers as of December 31, 2007. Most of Sufinanciamiento’s customers are targeted through retail chains.
According to the figures published by the Superintendency of Finance, in December of 2008, Sufinanciamiento held the first place, in terms of outstanding loans, among Colombian traditional commercial finance companies.

Factoring Bancolombia
Factoring Bancolombia, a consumer finance company, is a credit institution that specializes in accounts receivables financing.
In July 2008, the rating agency Duff & Phelps of Colombia upgraded Factoring Bancolombia’s risk rating to AA+ and DP1+ for long-term debt and short-term debt, respectively. In addition, Factoring Bancolombia joined Factor Chain International (“FCI”) in January 2007. FCI is a global network of factoring companies that use each other as correspondents to offer cross-border factoring services.
Factoring Bancolombia is subject to the control and supervision of the Superintendency of Finance and is registered in the Colombian National Guarantee Fund.
Bancolombia Panamá and Bancolombia Cayman
Bancolombia Panamá and Bancolombia Cayman, are located in Panama and the Cayman Islands, respectively. Each provides a complete line of banking services mainly to Colombian customers, which includes loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments and PC Banking. Through these subsidiaries, Bancolombia also offers to its high net worth customers and prestige banking customers investments opportunities in U.S. dollars, in savings accounts and checking accounts, CD-Time deposits, and investment funds.
Bancolombia Puerto Rico Internacional, Inc.
Located in the financial district of San Juan, Puerto Rico, Bancolombia’s subsidiary is an international banking entity under Act 52 of August 11, 1989 and Regulation Number 5356 (International Banking Center Regulatory Act). Bancolombia Puerto Rico Internacional, Inc. offers a portfolio of international products and financial.
Bancolombia’s Miami Agency
Bancolombia’s Miami Agency is an international banking agency that offers a broad range of deposit-taking products and services to non-U.S. residents, mainly Bancolombia customers, including savings, money market and checking accounts, time deposits, trade finance, working capital and personal loans, and funds transfers among others. Through the Miami Agency, the Bank supports its customers in international trade offering cash management services, and processing of import and export letters of credit, standby letters of credit, guarantees, collections and foreign exchange currency transactions. The Agency enhances its products and services portfolio by offering new investment and saving opportunities in the U.S. for both individuals and entities.
Banco Agrícola (Panamá), S.A.
Banco Agrícola (Panamá) S.A (“Banco Agrícola Panamá”) is a financial institution with an international license granted by the Superintendency of Banking of the Republic of Panama to perform off-shore banking transactions from Panama.
The board of directors of Banco Agrícola Panamá authorized on January 22, 2008, its liquidation in order to consolidate Bancolombia’s international financial licenses issued by the Panamanian government. On March 19, 2008, the Superintendency of Banking of Panama authorized the liquidation by the transfer of assets and liabilities to Bancolombia Panamá, on July 23, 2008.

On December 15, 2008, the Superintendency of Banking of Panama authorized a liquidation plan for Banco Agrícola Panamá establishing December 15, 2009 as due date for the liquidation. At this time Banco Agrícola (Panama) is in the process of dissolution, and due to this transition it is not offering bank services and products to its clients.
Banco Agrícola
Banco Agrícola is the leading financial institution in El Salvador and has offered a wide range of banking products and services to its customers since March 24, 1955.
Asesuisa and Asesuisa Vida S.A.
Asesuisa and Asesuisa Vida S.A., hold a leading position in the Salvadorian insurance market. According to the Salvadorian Finance Superintendency. Asesuisa is a market leader in El Salvador in business areas such as auto insurance, with a market share of approximately 27% in terms of net premiums. Asesuisa Vida S.A. is also a leader in life insurance with over 30% of market share in terms of net premiums.
Bursabac, S.A de C.V.
Bursabac S.A. de C.V. (“Bursabac”) provides investment banking, brokerage and asset management services. In the area of investment banking, Bursabac assesses its clients’ capital raising needs and designs, structures and places the securities on behalf of its clients, which include both private and government institutions in El Salvador.
Bursabac’s brokerage business operates in the Salvadorian Securities Exchange (“Bolsa de Valores de El Salvador”) which operates as a centralized, regulated, and organized securities market. Bursabac’s brokerage clients include individuals, corporations, government and financial institutions in El Salvador.
AFP Crecer S.A.
Founded on March 4, 1998, AFP Crecer S.A. is the result of the merger of three companies: AFP Crecer S.A., formerly called AFP Máxima, AFP Porvenir and Previsión. AFP Crecer S.A., the surviving company, is organized under the laws of El Salvador and is regulated by the Pensions Saving System (“Sistema de Ahorro para Pensiones”). In 2005 Banagrícola acquired AFP Crecer S.A.
Every year since 2002, Fitch Ratings has granted AFP Crecer S.A. the highest local rating for a company in El Salvador (AAA). According to information provided by Superintendency of Pensions of El Salvador (“Superintendencia de Pensiones de El Salvador”), AFP Crecer S.A. leads the Salvadorian pension business with 959,817 customers which represent 52.8% of the market as of December 2008, and as of the same date also had US$2.1 billion under management, which represented a market share of 45.7%.
Credibac, S.A. de C.V.
Credibac, S.A. de C.V. is a consumer finance company, that issues Visa and Mastercard credit cards in El Salvador.

D. PROPERTY, PLANT AND EQUIPMENT
As of December 31, 2008, the Bank owned Ps 1,878 billion in property, plant and equipment (including operating leases). Ps 889.09 billion correspond to land and buildings, of which approximately 83.41% are administrative real estate and branches, located in 84 municipalities in Colombia and in 25 municipalities in El Salvador. Ps 200.56 billion correspond to computer equipment, of which 66.21% corresponds to the central computer and servers and the rest are PCs, ATMs, telecommunications equipment and other equipment.
In addition to its own branches, the Bank occupies 417 rented offices.
The Bank does not have any liens on its property.
E. SELECTED STATISTICAL INFORMATION
The following information is included for analytical purposes and should be read in conjunction with the Bank’s consolidated financial statements as well as Item 5. Operating and Financial Review and Prospects. This information has been prepared based on the Bank’s financial records, which are prepared in accordance with Colombian GAAP and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 31 to the Bank’s consolidated financial statements as of December 31, 2008 included in this Annual Report for a summary of the significant differences between Colombian GAAP and U.S. GAAP.
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
The consolidated selected statistical information as of December 31, 2008 includes the selected statistical information of Bancolombia and its Subsidiaries, including Banagrícola and its subsidiaries acquired as a result of the acquisition of Banagrícola.
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

Under this adjustment formula, assuming positive nominal average interest rates, the real average interest rate on a portfolio of peso-denominated assets or liabilities would be equal to the nominal average interest rate on that portfolio if the inflation rate were zero. The real average interest rate can be negative for a portfolio of peso-denominated interest-earning assets when the inflation rate for the period is higher than the average nominal rate of this interest-earning asset portfolio for the same period. In addition, the real average interest rate would be negative if the inflation rate were greater than the average nominal interest rate. Colombia had, in previous decades, long periods of sustained inflation; therefore, the Bank believes that the use of real average interest rates is appropriate for the assessment of the distribution of assets and liabilities.
Average balance sheet
The following tables show for the years ended December 31, 2006, 2007 and 2008, respectively:
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
In addition, the interest rate subtotals are based on the weighted average of the average peso-denominated and U.S. dollar denominated balances.

	Average Balance Sheet and Income from Interest-Earning Assets for the Fiscal Years Ended December 31,
	2006						2007(3)						2008(3)
					Average						Average	Average					Average	Average
					Nominal						Nominal	Real					Nominal	Real
	Average		Interest		Interest	Average Real	Average		Interest		Interest	Interest	Average		Interest		Interest	Interest
	Balance		Earned		Rate	Interest Rate	Balance		Earned		Rate	Rate	Balance		Earned		Rate	Rate
	(Ps million, except percentages)
ASSETS
Interest-earning assets
Overnight funds (2)
Peso-denominated	Ps	36,581	Ps	4,695	12.8%	8.0%	Ps	120,768	Ps	8,251	6.8%	1.1%	Ps	428,144	Ps	46,198	10.8%	2.9%
U.S. Dollar-denominated		261,159		20,504	7.9%	7.9%		828,449		86,761	10.5%	10.5%		649,167		38,869	6.0%	6.0%

Total		297,740		25,199	8.5%			949,217		95,012	10.0%			1,077,311		85,067	7.9%
Investment securities
Peso-denominated		5,102,999		144,715	2.8%	-1.6%		3,769,877		302,408	8.0%	2.2%		4,387,502		406,802	9.3%	1.5%
U.S. Dollar-denominated		1,792,735		128,482	7.2%	7.2%		1,534,254		114,236	7.4%	7.4%		1,705,124		24,787	1.5%	1.5%

Total		6,895,734		273,197	4.0%			5,304,131		416,644	7.9%			6,092,626		431,589	7.1%
Loans and Financial Leases (1)
Peso-denominated		17,410,381		2,397,421	13.8%	8.9%		23,450,352		3,453,571	14.7%	8.6%		28,491,159		4,923,704	17.3%	8.9%
U.S. Dollar-denominated		3,928,500		299,251	7.6%	7.6%		7,291,171		824,869	11.3%	11.3%		10,922,602		852,242	7.8%	7.8%

Total		21,338,881		2,696,672	12.6%			30,741,523		4,278,440	13.9%			39,413,761		5,775,946	14.7%
Total interest-earning assets
Peso-denominated		22,549,961		2,546,831	11.3%	6.5%		27,340,997		3,764,230	13.8%	7.6%		33,306,805		5,376,704	16.1%	7.9%
U.S. Dollar-denominated		5,982,394		448,237	7.5%	7.5%		9,653,874		1,025,866	10.6%	10.6%		13,276,893		915,898	6.9%	6.9%

Total		28,532,355		2,995,068	10.5%			36,994,871		4,790,096	12.9%			46,583,698		6,292,602	13.5%

Total non interest-earning assets
Peso-denominated		4,071,643						5,025,959						6,277,291
U.S. Dollar-denominated		(166,711)						1,174,093						2,260,525

Total		3,904,932						6,200,052						8,537,816

Total interest and non interest- earnings assets
Peso-denominated		26,621,604		2,546,831				32,366,956		3,764,230				39,584,096		5,376,704
U.S. Dollar-denominated		5,815,683		448,237				10,827,967		1,025,866				15,537,418		915,898

Total Assets	Ps	32,437,287	Ps	2,995,068			Ps	43,194,923	Ps	4,790,096			Ps	55,121,514	Ps	6,292,602

(1)	Includes performing loans only.

(2)	Overnight funds interest earned includes commissions and therefore differs from the concept in the consolidated statement of operations.

(3)	For the years ended December 31, 2007 and 2008, the Bank includes Banagrícola’s results.

	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Fiscal Years Ended December 31,
	2006						2007(2)						2008(2)
					Average	Average					Average	Average					Average	Average
					Nominal	Real					Nominal	Real					Nominal	Real
	Average				Interest	Interest	Average				Interest	Interest	Average				Interest	Interest
	Balance		Interest Paid		Rate	Rate	Balance		Interest Paid		Rate(1)	Rate(1)	Balance		Interest Paid		Rate(1)	Rate(1)
	(Ps million, except percentages)
LIABILITIES AND SHARE-HOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits
Peso-denominated	Ps	294,062	Ps	6,568	2.2%	-2.2%	Ps	348,131	Ps	7,626	2.2%	-3.3%	Ps	468,000	Ps	16,012	3.4%	-3.9%
U.S. Dollar-denominated		939,789		26,108	2.8%	2.8%		1,410,746		31,450	2.2%	2.2%		1,733,507		23,245	1.3%	1.3%

Total		1,233,851		32,676	2.6%			1,758,877		39,076	2.2%			2,201,507		39,257	1.8%
Savings deposits
Peso-denominated		8,252,173		261,550	3.2%	-1.3%		10,309,007		446,596	4.3%	-1.3%		10,952,894		555,628	5.1%	-2.4%
U.S. Dollar-denominated		136,420		2,831	2.1%	2.1%		1,165,839		14,841	1.3%	1.3%		1,880,546		34,090	1.8%	1.8%

Total		8,388,593		264,381	3.2%			11,474,846		461,437	4.0%			12,833,440		589,718	4.6%
Time deposits
Peso-denominated		5,275,213		376,919	7.1%	2.6%		6,882,302		560,996	8.2%	2.3%		10,276,935		1,015,373	9.9%	2.1%
U.S. Dollar-denominated		1,796,282		82,594	4.6%	4.6%		4,071,678		255,692	6.3%	6.3%		5,989,037		241,369	4.0%	4.0%

Total		7,071,495		459,513	6.5%			10,953,980		816,688	7.5%			16,265,972		1,256,742	7.7%
Overnight funds
Peso-denominated		1,086,896		80,413	7.4%	2.8%		1,046,906		104,172	10.0%	4.0%		1,301,213		123,638	9.5%	1.7%
U.S. Dollar-denominated		397,212		20,463	5.2%	5.2%		401,515		26,955	6.7%	6.7%		1,013,888		42,491	4.2%	4.2%

Total		1,484,108		100,876	6.8%			1,448,421		131,127	9.1%			2,315,101		166,129	7.2%
Borrowings from development and other domestic banks
Peso-denominated		2,218,433		174,108	7.8%	3.2%		2,599,267		254,627	9.8%	3.9%		3,036,553		332,747	11.0%	3.1%
U.S. Dollar-denominated		181,326		6,399	3.5%	3.5%		291,124		13,085	4.5%	4.5%		600,817		12,153	2.0%	2.0%

Total		2,399,759		180,507	7.5%			2,890,391		267,712	9.3%			3,637,370		344,900	9.5%
Interbank borrowings
Peso-denominated		—		—				—		—				—		—
U.S. Dollar-denominated		1,574,870		94,872	6.0%	6.0%		1,480,150		116,615	7.9%	7.9%		1,578,252		74,792	4.74%	4.7%

Total		1,574,870		94,872	6.0%	6.0%		1,480,150		116,615	7.9%			1,578,252		74,792	4.7%
Long-term debt
Peso-denominated		1,442,367		113,404	7.9%	3.2%		1,258,676		105,526	8.4%	2.5%		1,640,560		191,534	11.7%	3.7%
U.S. Dollar-denominated		—		—				839,442		63,909	7.6%	7.6%		1,493,208		90,270	6.0%	6.0%

Total		1,442,367		113,404	7.9%	7.9%		2,098,118		169,435	8.1%			3,133,768		281,804	9.0%

	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Fiscal Years Ended December 31,
	2006						2007(2)						2008(2)
					Average	Average					Average	Average					Average	Average
					Nominal	Real					Nominal	Real					Nominal	Real
	Average				Interest	Interest	Average				Interest	Interest	Average				Interest	Interest
	Balance		Interest Paid		Rate	Rate	Balance		Interest Paid		Rate(1)	Rate(1)	Balance		Interest Paid		Rate(1)	Rate(1)
	(Ps million, except percentages)
Total interest-bearing liabilities
Peso-denominated		18,569,144		1,012,962	5.5%	0.9%		22,444,289		1,479,543	6.6%	0.9%		27,676,155		2,234,932	8.1%	0.4%
U.S. Dollar-denominated		5,025,899		233,267	4.6%	4.6%		9,660,494		522,547	5.4%	5.4%		14,289,255		518,410	3.6%	3.6%

Total		23,595,043		1,246,229	5.3%			32,104,783		2,002,090	6.2%			41,965,410		2,753,342	6.6%
Total interest and non-interest bearing liabilities and shareholders’ equity

Peso-denominated		26,493,304		1,012,962				32,325,570		1,479,543				39,524,490		2,234,932
U.S. Dollar-denominated		5,943,983		233,267				10,869,353		522,547				15,597,024		518,410

Total liabilities and Shareholders equity	Ps	32,437,287	Ps	1,246,229			Ps	43,194,923	Ps	2,002,090			Ps	55,121,514	Ps	2,753,342

(1)	See “Item 4 Information on the company — E. Selected Statistical Information — E.1 Distribution of Assets, Liablilities and Stockholders’ Equity; Interest Rates and Interest Differential”.

(2)	For the years ended December 31, 2007 and 2008, the Bank includes Banagrícola’s results.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS
The following table allocates, by currency of denomination, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007; and the fiscal year ended December 31, 2007 compared to the fiscal year ended December 31, 2006. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	2006-2007						2007-2008(1)
	Increase (Decrease)						Increase (Decrease)
	Due To Changes in:						Due To Changes in:
					Net						Net
	Volume		Rate		Change		Volume		Rate		Change
	(Ps million)
Interest-earning assets:
Overnight funds
Peso-denominated	Ps	5,752	Ps	(2,196)	Ps	3,556	Ps	33,167	Ps	4,780	Ps	37,947
U.S. Dollar-denominated		59,411		6,846		66,257		(10,735)		(37,157)		(47,892)

Total		65,163		4,650		69,813		22,432		(32,377)		(9,945)
Investment securities
Peso-denominated		(106,939)		264,632		157,693		57,265		47,129		104,394
U.S. Dollar-denominated		(19,246)		5,000		(14,246)		2,484		(91,933)		(89,449)

Total		(126,185)		269,632		143,447		59,749		(44,804)		14,945
Loans
Peso-denominated		889,516		166,634		1,056,150		871,128		599,005		1,470,133
U.S. Dollar-denominated		380,428		145,190		525,618		283,344		(255,971)		27,373

Total		1,269,944		311,824		1,581,768		1,154,472		343,034		1,497,506
Total interest-earning assets
Peso-denominated		788,329		429,070		1,217,399		961,560		650,914		1,612,474
U.S. Dollar-denominated		420,593		157,036		577,629		275,093		(385,061)		(109,968)

Total		1,208,922		586,106		1,795,028		1,236,653		265,853		1,502,506

Interest-bearing liabilities:
Checking deposits
Peso-denominated		1,184		(126)		1,058		4,101		4,285		8,386
U.S. Dollar-denominated		10,499		(5,157)		5,342		4,328		(12,533)		(8,205)

Total		11,683		(5,283)		6,400		8,429		(8,248)		181
Savings deposits
Peso-denominated		89,104		95,942		185,046		32,664		76,368		109,032
U.S. Dollar-denominated		13,104		(1,094)		12,010		12,956		6,293		19,249

Total		102,208		94,848		197,056		45,620		82,661		128,281
Time deposits
Peso-denominated		130,998		53,079		184,077		335,394		118,983		454,377
U.S. Dollar-denominated		142,890		30,208		173,098		77,273		(91,596)		(14,323)

Total		273,888		83,287		357,175		412,667		27,387		440,054
Overnight funds
Peso-denominated		(3,979)		27,738		23,759		24,164		(4,698)		19,466
U.S. Dollar-denominated		289		6,203		6,492		25,664		(10,128)		15,536

Total		(3,690)		33,941		30,251		49,828		(14,826)		35,002
Borrowings from development and other domestic banks
Peso-denominated		37,307		43,212		80,519		47,918		30,202		78,120
U.S. Dollar-denominated
Dollar-denominated		4,935		1,751		6,686		6,264		(7,196)		(932)

Total		42,242		44,963		87,205		54,182		23,006		77,188

	2006-2007			2007-2008(1)
	Increase (Decrease)			Increase (Decrease)
	Due To Changes in:			Due To Changes in:
			Net			Net
	Volume	Rate	Change	Volume	Rate	Change
	(Ps million)
Interbank borrowings
Peso-denominated	—	—	—	—	—	—

U.S. Dollar-denominated	(7,463)	29,206	21,743	4,649	(46,472)	(41,823)

Total	(7,463)	29,206	21,743	4,649	(46,472)	(41,823)
Long-term debt
Peso-denominated	(15,400)	7,522	(7,878)	44,585	41,423	86,008
U.S. Dollar-denominated	63,909	—	63,909	39,523	(13,162)	26,361

Total	48,509	7,522	56,031	84,108	28,261	112,369
Total interest-bearing liabilities
Peso-denominated	239,214	227,367	466,581	488,826	266,563	755,389
U.S. Dollar-denominated	228,163	61,117	289,280	170,657	(174,794)	(4,137)

Total	467,377	288,484	755,861	659,483	91,769	751,252

(1)	For the years ended December 31, 2007 and 2008, the Bank includes Banagrícola’s results.
INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD
The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2006, 2007 and 2008, respectively.

	Interest-Earning Assets-Yield For the Fiscal
	Year Ended December 31,
	2006		2007(4)		2008(4)
	(in millions of pesos, except percentages)
Total average interest-earning assets
Peso-denominated	Ps	22,549,961	Ps	27,340,997	Ps	33,306,805
U.S. Dollar-denominated		5,982,394		9,653,874		13,276,893

Total	Ps	28,532,355	Ps	36,994,871	Ps	46,583,698
Net interest earned(1)
Peso-denominated	Ps	1,533,869	Ps	2,284,687	Ps	3,141,772
U.S. Dollar-denominated		214,970		503,319		397,488

Total	Ps	1,748,839	Ps	2,788,006	Ps	3,539,260
Average yield on interest-earning assets
Peso-denominated		11.3%		13.8%		16.1%
U.S. Dollar-denominated		7.5%		10.6%		6.9%

Total		10.5%		12.9%		13.5%
Net interest margin(2)
Peso-denominated		6.8%		8.4%		9.4%
U.S. Dollar-denominated		3.6%		5.2%		3.0%

Total		6.1%		7.6%		7.7%
Interest spread(3)
Peso-denominated		5.8%		7.2%		8.1%
U.S. Dollar-denominated		2.9%		5.2%		3.3%

Total		5.2%		6.7%		6.9%

(1)	Net interest earned is interest income less interest paid and includes interest earned on investments.

(2)	Net interest margin is net interest income divided by total average interest-earning assets.

(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

(4)	For the years ended December 31, 2007 and 2008, the Bank includes Banagrícola’s results.

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
As of December 31, 2008, Bancolombia’s investment portfolio was Ps 6,819,669 million.
In accordance with the Chapter 1 of Circular 100 of 1995 issued by the Superintendency of Finance, investments in debt securities are fully reviewed in June and December and partially reviewed every three months for impairment, by considering the related solvency risk, market exposure, currency exchange and country risk. Investments in securities with certain ratings by external agencies recognized by the Superintendency of Finance cannot be recorded on the balance sheet of the Bank for an amount higher than certain percentages of the face value (as shown in the table below), net of the amortizations recorded as of the valuation date.

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
The following table sets forth the fair value of the Bank’s investments in Colombian government and corporate securities and certain other financial investments as of the dates indicated:

	As of December 31,
	2006(1)(2)		2007(1)(2)		2008(1)(2)
	(in millions of pesos)
U.S. Dollar-denominated
Securities issued or secured by the Colombian Government	Ps	840,508	Ps	208,275	Ps	58,942
Securities issued or secured by the El Salvador Central Bank		—		586,211		670,266
Securities issued or secured by government entities (3)		—		170,093		144,518
Securities issued or secured by other financial entities		383,988		152,968		69,125
Securities issued by foreign governments		66,530		450,484		687,557
Others		58,368		10,720		15,398

Subtotal		1,349,394		1,578,751		1,645,806

	As of December 31,
	2006(1)(2)		2007(1)(2)		2008(1)(2)
	(in millions of pesos)
Peso-denominated
Securities issued or secured by the Colombian Government		2,016,413		2,013,143		2,633,806
Securities issued or secured by the Central Bank		267		153		2
Securities issued or secured by government entities		565,575		445,912		609,129
Securities issued or secured by financial entities		1,385,698		1,414,412		1,849,069
Others		198,688		121,850		81,857

Subtotal		4,166,641		3,995,470		5,173,863

Total	Ps	5,516,035	Ps	5,574,221	Ps	6,819,669

(1)	Includes debt securities only. Net investments in equity securities were Ps 161,726 million, Ps 200,030 million and Ps 458,607 million for 2006, 2007 and 2008, respectively.

(2)	These amounts are net of allowances for decline in value which were Ps 14,525 million for 2006, Ps 21,830 million for 2007, Ps 20,927 million for 2008, respectively.

(3)
For the years 2007 and 2008, this amount includes investments in fiduciary certificates of participation. These certificates were issued for the Environmental Trust for the conservation of the Coffee Forest (Fideicomiso Ambiental para la Conservación del Bosque Cafetero “FICAFE”). This trust was formed with the transfer of the coffee sector’s loan portfolio by a number of banks in El Salvador, including like Banco Agrícola. The purpose of this transaction was to carry out the restructuration of those loans, promoted by the government of El Salvador.

As of December 31, 2006, 2007 and 2008 Bancolombia holds securities issued by foreign governments and in the amounts, describe as follows:

		Investment Amount - Book		Investment Amount - Book
As of December 31,	Issuer	Value - (in million of pesos)		Value - (U.S. dollars)
2006	Republic of Brazil	Ps	58,717	US$	26,227,198
	U.S. Treasury	Ps	7,812	US$	3,489,830
2007	Republic of El Salvador	Ps	216,389	US$	107,402,043
	U.S. Treasury	Ps	142,059	US$	70,509,161
	Republic of Brazil	Ps	50,480	US$	25,055,174
	Republic of Sweden	Ps	9,816	US$	4,871,877
	Republic of Germany	Ps	9,205	US$	4,569,001
	Republic of Ireland	Ps	7,092	US$	3,519,874
	Republic of Italy	Ps	6,170	US$	3,062,423
	Republic of Austria	Ps	2,094	US$	1,039,193
	Spain	Ps	2,083	US$	1,033,955
	Republic of Canada	Ps	2,052	US$	1,018,588
	Republic of Finland	Ps	2,045	US$	1,014,783
	Republic of Panama	Ps	999	US$	495,625
2008	Republic of El Salvador	Ps	230,749	US$	102,847,983
	U.S. Treasury	Ps	405,050	US$	180,536,473
	Republic of Brazil	Ps	51,981	US$	23,168,684
The Bank increased the size and decreased the diversification of the U.S. dollar denominated portfolio in response to a less positive environment in the money market, looking to focus in the most liquid assets in the global markets and in order to achieve the liquidity needed to serve increasing portfolio of U.S. dollar denominated.
During 2008, the Bank increased the amount of its peso-denominated portfolio to Ps 5,173 billion, keeping investments in securities issued by the Colombian government at 50.9% of such portfolio. Such strategy is based on the Bank’s needs for liquidity to serve the increasing loan portfolio disbursements.
See “Item 5. Operating and financial review and prospects — B. Liquidity and Capital Resources — B.1 Liquidity and Funding” for further discussion of the Bank’s policies regarding liquidity.

INVESTMENT SECURITIES PORTFOLIO MATURITY
The following table summarizes the maturities and weighted average nominal yields of the Bank’s investment securities as of December 31, 2008:

	As of December 31, 2008
	Maturing in less than 1			Maturing between 1 and			Maturing between 5 and			Maturing more than 10
	year			5 years			10 years			years			Total
	Balance(1)		Yield %(2)	Balance(1)		Yield %(2)	Balance(1)		Yield %(2)	Balance(1)		Yield %(2)	Balance(1)		Yield %(2)
	(in millions of pesos, except yields)
U.S. dollar-denominated:
Securities issued or secured by Colombian government		—	—	Ps	51,503	5.34%	Ps	7,417	5.90%	Ps	22	6.32%	Ps	58,942	5.41%
Securities issued or secured by El Salvador Central Bank		639,269	0.00%		30,997	2.94%		—	—		—	—		670,266	0.14%
Securities issued or secured by government entities		2,482	5.32%		35,749	6%		40,584	6.49%		65,703	5.20%		144,518	5.70%
Securities issued by other financial entities		45,047	5.48%		24,078	5.80%		—	—		—	—		69,125	5.59%
Securities issued by foreign governments		532,066	1.41%		70,595	5.67%		2,314	5.87%		82,582	10.15%		687,557	2.91%
Others		14,858	3.38%		540	5.76%		—	—		—	—		15,398	3.47%

Subtotal		1,233,722	0.86%		213,462	5.22%		50,315	6.37%		148,307	7.95%		1,645,806	2.23%

Peso-denominated
Securities issued or secured by Colombian government		711,301	9.47%		1,475,623	6.49%		377,114	3.53%		69,768	7.42%		2,633,806	6.89%
Securities issued or secured by the Central Bank		2	26.39%		—	—		—	—		—	—		2	26.39%
Securities issued or secured by government entities		560,594	6.41%		32,958	8.30%		1,875	14.69%		13,702	11.34%		609,129	6.65%
Securities issued by other financial entities		252,352	11.65%		204,571	12.24%		881,208	8.19%		510,938	9.66%		1,849,069	9.52%
Others		9,537	10.56%		50,094	11.67%		22,175	12.13%		51	4.98%		81,857	11.66%

Subtotal		1,533,786	8.72%		1,763,246	7.34%		1,282,372	6.90%		594,459	9.44%		5,173,863	7.88%

Total	Ps	2,767,508		Ps	1,976,708		Ps	1,332,687		Ps	742,766		Ps	6,819,669

(1)	Amounts are net of allowances for decline in value which amounted to Ps 20,927 million in 2008.

(2)	Yield was calculated using the internal return rate (IRR) as of December 31, 2008.
As of December 31, 2008, the Bank had the following investments in securities of issuers that exceeded 10% of its shareholders’ equity:

	Issuer	Amortized Cost		Fair value
		(Ps million)
Securities issued or secured by Colombian government	Ministry of Finance	Ps	2,692,748	Ps	2,586,958
Securities issued by other financial entities	Titularizadora Colombiana		1,373,768		1,381,516
Securities issued by El Salvador Central Bank	Dirección General de Tesorer—a		670,266		669,629

Total		Ps	4,736,782	Ps	4,638,103

E.3. LOAN PORTFOLIO
The following table shows the Bank’s loan portfolio classified into corporate, retail, financial leases and mortgage loans:

	As of December 31,
	2004		2005		2006		2007(2)		2008
	(Ps million)
Domestic
Corporate
Trade financing	Ps	253,632	Ps	783,894	Ps	777,417	Ps	845,810	Ps	640,033
Loans funded by development banks		770,331		948,659		321,263		842,957		970,456
Working capital loans		4,298,354		7,702,420		11,534,148		13,320,319		15,524,940
Credit cards		24,621		42,293		50,803		36,613		33,039
Overdrafts		67,018		62,041		74,218		50,536		55,796

Total corporate		5,413,956		9,539,307		12,757,849		15,096,235		17,224,264

Retail (1)
Credit cards		392,900		582,533		796,175		1,855,999		2,317,178
Personal loans		1,111,250		1,556,429		2,281,177		2,305,390		2,369,852
Vehicle loans		381,723		629,326		963,072		1,305,685		1,314,685
Overdrafts		89,867		101,957		119,882		195,063		208,123
Loans funded by development banks		359,494		403,414		386,283		713,007		887,978
Trade financing		54,189		76,643		70,406		93,037		98,344
Working capital loans		1,295,643		1,612,650		2,331,999		3,715,945		4,125,358

Total retail		3,685,066		4,962,952		6,948,994		10,184,126		11,321,518

Financial Leases		880,110		2,660,556		3,553,286		4,698,702		5,406,712
Mortgage		56,107		1,463,437		1,385,445		1,930,742		2,313,864

Total loans		10,035,239		18,626,252		24,645,574		31,909,805		36,266,358
Allowance for loan losses		(434,378)		(705,882)		(834,183)		(1,251,561)		(1,810,577)

Total loans, net	Ps	9,600,861	Ps	17,920,370	Ps	23,811,391	Ps	30,658,244	Ps	34,455,781

Foreign
Corporate
Trade financing							Ps	313,736	Ps	1,128,931
Loans funded by development banks								39,758		52,308
Working capital loans								2,779,180		3,807,352
Credit cards								6,546		9,327
Overdrafts								8,610		7,712

Total corporate								3,147,830		5,005,630

Retail (1)
Credit cards								164,612		201,813
Personal loans								1,473,168		1,917,663
Vehicle loans								6,711		5,724
Overdrafts								22,943		21,089
Loans funded by development banks								6,204		8,304
Trade financing								4,941		25,482
Working capital loans								13,399		13,015

Total retail								1,691,978		2,193,090

Financial Leases								125		100,030
Mortgage								952,886		1,077,462

Total loans								5,792,819		8,376,212
Allowance for loan losses								(205,590)		(323,783)

Total loans, net								5,587,229		8,052,429

Total Foreign and Domestic Loans							Ps	36,245,473	Ps	42,508,210

(1)	Includes loans to high-income individuals and small companies.

(2)	In 2007 the foreign loan category became material to the Bank due to the acquisition of Banagrícola,; because of this, there is not information for previous years.

The Bank classifies its loan portfolio into the following categories:
•	Corporate loans, which include loans to medium and large corporations;
•	Retail loans, which include loans to individuals, such as personal lines of credit, vehicle loans and credit card loans, microcredit loans;
•	Financial leases; and
•	Mortgage loans, for the acquisition and building of new or used housing.
As of December 31, 2008, the Bank’s total loan portfolio amounted to Ps 44.64 trillion, increasing 18.41% compared to the Ps 37.70 trillion recorded as of December 31, 2007. This increase is lower than that recorded for the prior year given the prevailing economic slowdown, both in Colombia and the rest of the world, as well as the fact that the increase in the loan portfolio reported in 2007 reflected the acquisition of Banagrícola.
As of December 31, 2007, Bancolombia’s total loan portfolio amounted to approximately Ps 37.70 trillion, representing an increase of 52.98% as compared to Ps 24.65 trillion in 2006. This increase was due to the positive performance of the Colombian economy, the better conditions of law and order in Colombia which generated a better business climate that raised the demand for credit in the majority of the economic sectors, and the acquisition of Banagrícola which increased the loan portfolio by Ps 5.80 trillion at December 31, 2007.
In 2006, the Bank’s total loan portfolio increased 32.32% to Ps 24.65 trillion from Ps 18.63 trillion in 2005. This increase was due to the positive performance of the Colombian economy and the increase of credit demand during 2006.
Below is a brief explanation of the factors that contributed to the increase in Bancolombia’s loan portfolio as of December 31, 2008 in each of the loan portfolio’s categories.
Corporate Loans
Corporate loans showed a year-over-year increase of 21.8%, going from Ps 18.24 trillion in 2007 to Ps 22.23 trillion in 2008. This was mainly due to an increase of Ps 3.2 trillion in working capital loans and Ps 0.6 trillion in trade financing, representing a growth of 20.07% and a 52.6% respectively.
The sectors registering the highest annual growth rates upon comparing the years 2007 and 2008 were the mining/quarrying, business financial and transportation sectors with rates of 7.3%, 5.6% and 4.0% respectively, based on information published by the Departamento Administrativo Nacional de Estadística (the “National Administrative Department of Statistics” or “DANE”).
According to figures published by the Superintendency of Finance, the Commercial Loan/GDP ratio showed high growth rates in December 2008 as compared to December 2007, going from 14.88% to 16.38%. On the other hand, the Consumer Loan/GDP ratio decreased in the same period from 7.99% to 7.51%.
As of December 31, 2007, corporate loans amounted to Ps 18.24 trillion, increasing 43.0% as compared to Ps 12.76 trillion as of December 31, 2006, of which 24.7% is related to the acquisition of Banagrícola. Loans funded by domestic development banks represented the highest growth (174.76%) increasing from approximately Ps 0.32 trillion in 2006 to approximately Ps 0.88 trillion in 2007. Working capital loans increased from approximately Ps 11.53 trillion in 2006 to approximately Ps 16.10 trillion in 2007, representing an increase of 39.58%, of which 24.1% is related to the acquisition of Banagrícola.
In 2006, total corporate loans increased 33.74% to Ps 12.76 trillion primarily due to a 49.75% increase in working capital loans, a 20.12% increase in credit cards, and a 19.63% increase in overdrafts, offset by a 66.14% reduction (Ps 667,396 million) in loans funded by domestic development banks. This decrease is explained by the high level of liquidity that Bancolombia had during 2006, which allowed the Bank to fund its loan portfolio with its own funds and not using funds from domestic development banks.
As of December 31, 2006, 2007 and 2008 total corporate loans represented 51.77%, 48.39% and 49.80% respectively, of the Bank’s total loan portfolio.

Retail Loans
Growth in retail loans reached 13.8%, increasing from Ps 11.88 trillion in 2007 to Ps 13.41 trillion in 2008. The largest increases corresponded to the lines of personal loans, credit cards and working capital loans which grew 13.5%, 24.7% and 11.0% respectively. This reflects the Bank’s efforts to maintain the dynamism of the retail loan portfolio since retail sales for 2008 only grew by 0.5% in comparisson to 2007, according to DANE. Strategies such as the Bank’s banking expansion initiative, geared at providing greater nationwide coverage through its non-banking correspondent network which increased from 57 in 2007 to 319 correspondents by the end of 2008, allowed the Bank to continue to grow its retail loan portfolio.
In 2007, retail loans increased 70.9% as compared to 2006, increasing from Ps 6.95 trillion in 2006 to Ps 11.88 trillion in 2007, of which 24.3% is related to the acquisition of Banagrícola. This increase was primarily due to a 153.8% increase in credit card billings (20.7% related to the Banagrícola acquisition), 86.19% in loans funded by domestic development banks (1.6% related to the Banagrícola acquisition), 65.6% increase in personal retail loans (64.6% related to the Banagrícola acquisition) and 59.9% increase in working capital loan (0.6% related to the Banagrícola acquisition). On a macroeconomic level, these growth rates were driven by 9.46% growth on retail sales in 2006 (this information is provided by the DANE in the “Encuesta Muestra Mensual de Comercio al Por Menor” or Monthly Survey of Retail Commerce) which encouraged the use of the Bank’s products, such as credit cards and personal credit.
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
As of December 31, 2006, 2007 and 2008, retail loans represented 28.20%, 31.50% and 30.27%, respectively, of the Bank’s total loan portfolio.
Mortgage Loans
As of December 31, 2008 mortgage loans showed an increase of 17.61%, from Ps 2.88 trillion in 2007 to Ps 3.39 trillion in 2008, which was higher than the average growth rate of 10.41% recorded by the Colombian financial institutions, accordingto the Superintendency of Finance. Additionally, the Bank sold mortgage loans to “Titularizadora Colombiana S.A.” amounting to Ps 691 billion in 2008. If the outstanding securitized loans were added to the outstanding loans on the Bank’s balance sheet, mortgage loans would total 4.08 billion, representing an increase of 41.6% as compared to 2007.
As of December 31, 2007, mortgage loans amounted to approximately Ps 2.88 trillion, increasing 108.14% as compared to approximately Ps 1.39 trillion in 2006, of which 68.8% is related to the acquisition of Banagrícola. As of December 31, 2007, mortgage loans represented 7.65% of the total loan portfolio, compared with 5.62% of the total loan portfolio for 2006. This increase was mainly driven by the favorable performance of the construction sector as well as the sales strategy adopted by the Bank. Additionally, the Bank sold mortgage loans to “Titularizadora Colombiana S.A.” amounting to approximately Ps 729 billion in 2007. During 2006, mortgage loans decreased 5.3% as a result of securitizations that totaled Ps 905 billion and which occurred during the third quarter of the year. Those securtitizations imply a reallocation of assets as the Bank repurchases some of the securities derived from the securitization transactions.
As of December 31, 2006, 2007 and 2008, mortgage loans represented 5.62%, 7.65% and 7.60%, respectively, of the Bank’s total loan portfolio.

Financial Leases
According to information published by the Superintendency of Finance as of December 31, 2008, Bancolombia, through its subsidiaries Leasing Bancolombia and Sufinanciamiento, is the Colombian leader in financial lease contracts origination. Including the Subsidiaries mentioned above, and with Factoring Bancolombia, Suleasing International USA Inc., Bancolombia Puerto Rico Internacional, Inc. and Bancolombia Panamá, compared to the figures as of December 31, 2007, the financial lease loan portfolio increased 17.19% in 2008, from Ps 4.70 trillion in 2007 to approximately Ps 5.51 trillion in 2008, representing approximately 12.34% of the total loan portfolio at the end of the year.
During 2007, financial leases increased 32.24%, from Ps 3.55 trillion in 2006 to Ps 4.70 trillion, The acquisition of Banagrícola had no effect on these numbers as Banagrícola did not have financial leases at the end of 2007. The financial leases as a percentage of Bancolombia’s total loan portfolio, decreased from 14.42% in 2006 to 12.46% in 2007 and 12.34% in 2008. This decrease is mainly due to the acquisition of Banagrícola which does not have any financial leases.
In 2008, commercial loans represented 62.87% of the Bank’s total loan portfolio. As a percentage of the total loan portfolio, consumer loans represented 16.87%, financial leases 12.34%, mortgage loans 7.60% and Small Business Loans 0.32%. In 2007, commercial loans represented 62.06% of the Bank’s total loan portfolio. As a percentage of the total loan portfolio, consumer loans represented 17.49%, financial leases 12.46%, mortgage loans 7.65% and Small Business loans 0.34%.
Past due loans increased from Ps 1,104,933 million in 2007 to Ps 1,624,005 million in 2008, representing an increase of 46.98%. The percentage of past due loans as a percentage of total loans went from 2.93% in 2007 to 3.64% in 2008. In spite of this increase in past due loans, the coverage ratio only decreased from 131.88% in 2007 to 131.43% in 2008.
The total amount of past due loans increased from Ps 569,335 million in 2006 to Ps 1,104,933 million in 2007, representing an increase of 94.07%. The percentage of past due loans as a percentage of the Bank’s total loan portfolio increased from 2.31% in 2006 to 2.93% in 2007. The increase was due to higher interest rates in Colombia, Bancolombia’s largest market, and the higher participation that the retail and SME’s segment reached in the Bank’s loan book.
Borrowing Relationships
As of December 31, 2008, the aggregate outstanding principal amount of the Bank’s 25 largest borrowing relationships, on a consolidated basis, represented approximately 8.99% of the loan portfolio, and no single borrowing relationship represented more than 1.28% of the loan book. Also, 100% of those loans were corporate loans and 97.45% of these relationships were classified as “A”.

Maturity and Interest Rate Sensitivity of Loans
The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2008:

	Due in one year		Due from one to		Due after five
	or less		five years		years		Total
	(Ps million)
Domestic loans and financial leases:
Corporate
Trade financing	Ps	520,971	Ps	110,118	Ps	8,944	Ps	640,033
Loans funded by development banks		306,064		524,154		140,238		970,456
Working capital loans		6,203,168		7,339,345		1,982,427		15,524,940
Credit cards		4,877		28,160		2		33,039
Overdrafts		55,796		—		—		55,796

Total corporate	Ps	7,090,876	Ps	8,001,777	Ps	2,131,611	Ps	17,224,264

Retail
Credit cards	Ps	268,140	Ps	2,047,302	Ps	1,736	Ps	2,317,178
Personal loans		268,181		2,084,265		17,406		2,369,852
Vehicle loans		59,246		859,158		396,281		1,314,685
Overdrafts		208,113		10		—		208,123
Loans funded by development banks		106,780		638,161		143,037		887,978
Trade financing		90,978		7,366		—		98,344
Working capital loans		1,534,492		2,270,932		319,934		4,125,358

Total retail		2,535,930		7,907,194		878,394		11,321,518

Financial leases		430,331		3,595,922		1,380,459		5,406,712
Mortgage		37,843		163,267		2,112,754		2,313,864

Total domestic loans and financial leases	Ps	10,094,980	Ps	19,668,160	Ps	6,503,218	Ps	36,266,358

Foreign loans and financial leases:
Corporate
Trade financing	Ps	427,698	Ps	459,797	Ps	241,436	Ps	1,128,931
Loans funded by development banks		38,357		4,158		9,793		52,308
Working capital loans		1,643,166		1,541,115		623,071		3,807,352
Credit cards		—		9,327		—		9,327
Overdrafts		7,712		—		—		7,712

Total corporate	Ps	2,116,933	Ps	2,014,397	Ps	874,300	Ps	5,005,630

Retail
Credit cards	Ps	424	Ps	201,389		—	Ps	201,813
Personal loans		51,826		501,663		1,364,174		1,917,663
Vehicle loans		319		4,954		451		5,724
Overdrafts		21,089		—		—		21,089
Loans funded by development banks		51		1,593		6,660		8,304
Trade financing		3,076		3,763		18,643		25,482
Working capital loans		1,931		7,579		3,505		13,015

Total retail	Ps	78,716	Ps	720,941	Ps	1,393,433	Ps	2,193,090

Financial leases		1,496		98,475		59		100,030
Mortgage		4,855		39,035		1,033,572		1,077,462

Foreign loans and financial leases		2,202,000		2,872,848		3,301,364		8,376,212

Total loans	Ps	12,296,980	Ps	22,541,008	Ps	9,804,582	Ps	44,642,570

The following table shows the interest rate sensitivity of the Bank’s loan portfolio due after one year and within one year or less as of December 31, 2008:

	As of December 31,
	2008
	(Ps million)

Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	Ps	21,276,345
Foreign-denominated		5,644,333

Total		26,920,678

Fixed Rate
Domestic-denominated		4,895,033
Foreign-denominated		529,879

Total		5,424,912

Loans with terms of less than 1 year:
Domestic-denominated		10,094,980
Foreign-denominated		2,202,000

Total		12,296,980

Total loans	Ps	44,642,570

Loans by Economic Activity
The following table summarizes the Bank’s loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

	As of December 31,
	2004		%	2005		%	2006		%	2007		%	2008		%

Agricultural	Ps	480,414	4.8%	Ps	844,651	4.5%	Ps	996,091	4.0%	Ps	1,695,451	4.5%	Ps	1,940,328	4.3%
Mining products and oil		140,137	1.4%		273,580	1.5%		456,770	1.9%		711,836	1.9%		710,992	1.6%
Food, beverage and tobacco		666,602	6.6%		1,371,696	7.4%		1,665,850	6.8%		2,000,330	5.3%		2,496,656	5.6%
Chemical production		386,434	3.9%		572,000	3.0%		805,900	3.3%		1,213,368	3.2%		1,886,283	4.2%
Other industrial and manufacturing products		1,762,447	17.6%		2,982,246	16.0%		3,867,432	15.7%		5,558,371	14.7%		6,558,650	14.7%
Government		1,027,009	10.2%		1,226,597	6.6%		602,585	2.4%		772,539	2.1%		659,800	1.5%
Construction		575,679	5.7%		2,980,173	16.0%		1,534,816	6.2%		2,680,281	7.1%		3,864,585	8.7%
Trade and tourism		1,760,120	17.5%		2,693,730	14.5%		2,791,340	11.3%		4,713,417	12.5%		6,967,723	15.6%
Transportation and communications		720,031	7.2%		1,496,371	8.0%		1,924,129	7.8%		2,340,138	6.2%		2,543,964	5.7%
Public services		469,658	4.7%		941,975	5.0%		1,183,361	4.8%		1,514,595	4.0%		1,112,110	2.5%
Consumer services		1,601,132	16.0%		2,134,950	11.5%		5,804,779	23.6%		10,564,706	28.0%		11,912,170	26.7%
Commercial services		445,576	4.4%		1,108,283	6.0%		3,012,521	12.2%		3,937,592	10.5%		3,989,309	8.9%

Total loans	Ps	10,035,239	100.0%	Ps	18,626,252	100.0%	Ps	24,645,574	100.0%	Ps	37,702,624	100.0%	Ps	44,642,570	100.0%

Credit Categories
For the purpose of credit risk evaluation, loans and financial lease contracts are classified as follows:
Mortgage Loans: These are loans, regardless of value, granted to individuals for the purchase of new or used housing or to build a home, all in accordance with Law 546 of 1999. These loans include loans denominated in UVR or local currency, that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of 5 to 30 years.
Consumer Loans: These are loans and financial leases, regardless of value, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services.
Small Business Loans: These are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: (i) the maximum amount to be lent is equal to twenty-five (25) SMMLV without at any time the balance of one single borrower exceeding such amount (this pursuant to that stipulated in Article 39 of Law 590 of 2000) and that the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower micro business. The balance of indebtedness on the part of the borrower may not exceed 120 SMMLV as applicable at the moment the credit is approved.
Commercial Loans: Commercial loans are loans and financial leases that are granted to individuals or companies in order to carry out organized economic activities; and not classified as small business loans.

The following table shows the Bank’s loan portfolio categorized in accordance with the regulations of the Superintendency of Finance in effect for the relevant periods:

	Loan Portfolio by Type of Loan
	As of December 31,
	2004		2005		2006		2007		2008
	(Ps million)
Commercial Loans	Ps	7,353,956	Ps	11,949,501	Ps	16,028,505	Ps	23,397,058	Ps	28,068,731
Consumer Loans		1,655,066		2,437,727		3,587,260		6,593,211		7,532,649
Small Business Loans		90,000		115,031		91,078		129,900		143,122
Financial Leases		880,110		2,660,556		3,553,286		4,698,827		5,506,742
Mortgage		56,107		1,463,437		1,385,445		2,883,628		3,391,326

Total Loans and Financial Leases		10,035,239		18,626,252		24,645,574		37,702,624		44,642,570
Allowance for Loans and Financial Lease Losses		434,378		705,882		834,183		1,457,151		2,134,360

Total Loans and Financial Leases, Net	Ps	9,600,861	Ps	17,920,370	Ps	23,811,391	Ps	36,245,473	Ps	42,508,210

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
Category B or “Acceptable Risk, Above Normal”: Loans and financial lease in this category are acceptably serviced and guaranty protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.
Category C or “Appreciable Risk": Loans and financial lease in this category represent insufficiencies in the debtors’ paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.
Category D or “Significant Risk": Loans and financial lease in this category have the same deficiencies as loans in category C, but to a larger extent; consequently, the probability of collection is highly doubtful.
Category E or “Risk of Non-Recoverability": Loans and financial lease in this category are deemed uncollectible.
For further details about this risk categories see “Note 2. Summary of significant accounting policies — (i) Loans and Financial Lease — Evaluation by credit risk categories” of Notes to Consolidated Financial Statements.

	As of December 31,
	2004		%	2005		%	2006		%	2007		%	2008		%
	(Ps million, except percentages)
“A” Normal	Ps	9,327,398	93.0%	Ps	17,359,081	93.2%	Ps	23,310,545	94.6%	Ps	35,397,503	93.9%	Ps	40,650,096	91.0%
“B” Subnormal		320,959	3.2%		638,131	3.4%		708,774	2.9%		1,135,022	3.0%		2,216,832	5.0%
“C” Deficient		93,175	0.9%		202,934	1.1%		209,386	0.8%		300,085	0.8%		576,557	1.3%
“D” Doubtful Recovery		204,344	2.0%		252,635	1.4%		242,763	1.0%		604,034	1.6%		871,892	2.0%
“E” Unrecoverable		89,363	0.9%		173,471	0.9%		174,106	0.7%		265,980	0.7%		327,193	0.7%
Total loans and financial leases	Ps	10,035,239	100.0%	Ps	18,626,252	100.0%	Ps	24,645,574	100.0%	Ps	37,702,624	100.0%	Ps	44,642,570	100.0%
Loans classified as “C”, “D” and “E” as a percentage of total loans		3.9%			3.4%			2.5%			3.1%			4.0%

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
The Bank adopted a policy, in which loans of any type, with the exception of mortgage loans that are more than 30 days past due, cease to accumulate interest on the statement of operations and instead are recorded in the memorandum accounts until such time the client proceeds with their payment. Under this policy, once the accumulation of interest is suspended, the Bank records an allowance equal to the interest that had accrued up to that point. Mortgage loans, on the other hand, cease to accumulate interest on the statement of operations once they are 60 days past due, at which time an allowance is made for 100% of the value of the loan.
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
The following table sets forth the breakdown of the Bank’s loans at least one day past due by type of loan in accordance with the criteria of the Superintendency of Finance in effect at the end of each period:

	As of December 31,
	2004		%	2005(3)%			2006		%	2007		%	2008		%
	(Ps million, except percentages)
Performing past due loans:(1)
Consumer loans past due from 31 to 60 days	Ps	21,987	38.7%	Ps	34,630	19.7%	Ps	62,201	26.4%	Ps	131,824	30.1%	Ps	150,762	22.4%
Small loans past due from 31 to 60 days(3)		1,845	3.2%		—	0.0%		—	0.0%		—	0.0%		—	0.0%
Commercial loans past due from 31 to 90 days		26,398	46.5%		46,485	26.5%		74,577	31.8%		164,163	37.4%		323,185	48.0%
Mortgage loans past due from 31 to 60/90/120 days(3)		—	0.0%		84,156	47.9%		62,919	26.8%		81,523	18.6%		100,785	15.0%
Financial leases past due from 31 to 60/90 days(2)		6,593	11.6%		10,301	5.9%		35,150	15.0%		61,055	13.9%		98,644	14.6%

Total performing past due loans and Financial leases		56,823	100.0%		175,572	100.0%		234,847	100.0%		438,565	100.0%		673,376	100.0%

Non-performing past due loans:
Consumer loans past due more than 61 days		40,882	46.2%		66,121	24.0%		114,101	34.1%		234,659	35.2%		296,153	31.2%
Small loans past due more than 31 days(3)		3,781	4.3%		5,979	2.1%		10,003	3.0%		14,630	2.2%		17,600	1.9%
Commercial loans past due more than 90 days(2)		40,171	45.4%		114,496	41.5%		133,987	40.0%		233,883	35.1%		387,571	40.7%
Mortgage loans past due more than 60/90/120 days(3)		37	0.0%		77,394	28.1%		65,187	19.5%		124,251	18.6%		184,597	19.4%
Financial leases past due from 31 to 60/90 days		3,580	4.1%		11,874	4.3%		11,210	3.4%		58,945	8.9%		64,708	6.8%

	As of December 31,
	2004		%	2005(3)%			2006		%	2007		%	2008		%
	(Ps million, except percentages)
Total non-performing past due loans and Financial leases		88,451	100.0%		275,864	100.0%		334,488	100.0%		666,368	100.0%		950,629	100.0%

Total past due loans and Financial leases	Ps	145,274		Ps	451,436		Ps	569,335		Ps	1,104,933		Ps	1,624,005

Total non-performing past due loans and Financial leases		88,451			275,864			334,488			666,368			950,629
Foreclosed assets		153,071			236,536			193,004			234,116			204,480
Other accounts receivable more than 180 days past due		5,813			28,980			29,146			38,182			34,486

Total non-performing assets	Ps	247,335		Ps	541,380		Ps	556,638		Ps	938,666		Ps	1,189,595

Allowance for loan and financial leases losses		(434,378)			(705,882)			(834,183)			(1,457,151)			(2,134,360)
Allowance for estimated losses on foreclosed assets		(140,865)			(205,176)			(174,393)			(201,822)			(179,827)
Allowance for accounts receivable and accrued interest losses		(18,807)			(40,727)			(34,936)			(69,956)			(114,009)

Loans at least one day past due as a percentage of total loans			1.5%			2.5%			2.3%			2.9%			3.6%
Allowance for loan losses as a percentage of loans at least one day past due			299.0%			156.4%			146.5%			131.9%			131.4%
Allowance for loan losses as a percentage of loans classified as “C”, “D” and “E”			112.3%			112.2%			133.2%			124.5%			120.2%
Percentage of performing loans to total loans			99.1%			98.5%			98.6%			98.2%			97.9%

(1)
Performing past due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated. Once interest is unpaid on accrual loans for a longer period than is specified above, the loan is classified as non-performing. Under Colombian Banking regulations, a loan is past due when it is at least 31 days past the actual due date. Bancolombia (unconsolidated), Sufinanciamiento, Patrimonio Autónomo C.V. Sufinanciamiento, Bancolombia Panamá and Bancolombia Cayman, adopted a policy, in which all loans and financial leasing operations of any type, with the exception of mortgage loans that are more than 30 days past due, cease to accumulate interest on the statement of operations and instead are recorded in the memorandum accounts until such time the client proceeds with their payment.

(2)	The Consumer financial leases are due from 31 to 60 days and the commercial financial leases are due from 31 to 90 days.

(3)
Effective as of January 1, 2005, External Circular 052 of 2004 of the Superintendency of Finance modified the classification between performing and non — performing loans. According to the new regulation mortgage and small business loans are classified as non -performing when they are past due more than 60 and 30 days, respectively. This change in the regulation applies for fiscal years 2005, 2006, 2007 and 2008. For fiscal years ended on December 31, 2004, mortgage and small business loans are classified as nonperforming when they are past due more than 120 and 60 days, respectively.

The following table sets forth the breakdown of the non-performing past due loans by type of loan in accordance with the criteria of the Superintendency of Finance for domestic and for foreign loans at the end for each period:

	2004		2005		2006		2007(1)						2008
							Foreign		Domestic				Foreign		Domestic
	Total		Total		Total		Loans		Loans		Total		Loans		Loans		Total
Non-performing past due loans:
Consumer loans past due more than 61 days	Ps	40,882	Ps	66,121	Ps	114,101	Ps	29,920	Ps	204,739	Ps	234,659	Ps	52,666	Ps	243,487	Ps	296,153
Small loans past due more than 31 days		3,781		5,979		10,003		1,742		12,888		14,630		2,017		15,583		17,600
Commercial loans past due more than 90 days		40,171		114,496		133,987		41,426		192,457		233,883		50,613		336,958		387,571
Mortgage loans past due from 60/90/120		37		77,394		65,187		18,735		105,516		124,251		23,313		161,284		184,597
Financial leases past due from 31 to 60/90 days		3,580		11,874		11,210		43		58,902		58,945		1,548		63,160		64,708

Total non-performing past due loans and financial leases	Ps	88,451	Ps	275,864	Ps	334,488	Ps	91,866	Ps	574,502	Ps	666,368	Ps	130,157	Ps	820,472	Ps	950,629

(1)	In 2007 the Foreign loan category becomes material to the Bank due to the acquisition of Banagrícola.

The following table illustrates Bancolombia’s past due loan portfolio by type of loan:

	As of December 31,
	2004		%	2005		%	2006		%	2007(2)%			2008		%
	(Ps million, except percentages)
Domestic
Corporate
Trade financing	Ps	3,862	2.7%	Ps	9,728	2.2%	Ps	18,218	3.2%	Ps	9,073	1.0%	Ps	2,472	0.2%
Loans funded by development banks		1,705	1.2%		7,463	1.7%		6,820	1.2%		6,710	0.7%		22,125	1.6%
Working capital loans		21,211	14.6%		55,354	12.3%		67,267	11.8%		101,613	10.8%		150,795	11.1%
Credit cards		1,273	0.9%		1,616	0.4%		2,669	0.5%		377	0.0%		456	0.0%
Overdrafts		1,668	1.1%		4,177	0.9%		7,716	1.4%		1,835	0.2%		3,032	0.2%

Total corporate		29,719	20.5%		78,338	17.4%		102,690	18.0%		119,608	12.7%		178,880	13.1%

Retail
Credit cards		13,785	9.5%		25,967	5.8%		40,307	7.1%		144,621	15.3%		172,409	12.7%
Personal loans		43,945	30.2%		63,008	14.0%		113,514	19.9%		128,954	13.7%		144,336	10.6%
Vehicle loans		9,697	6.7%		23,829	5.3%		41,641	7.3%		74,379	7.9%		142,336	10.5%
Overdrafts		8,637	5.9%		10,234	2.3%		11,771	2.1%		27,932	3.0%		33,277	2.5%
Loans funded by development banks		6,382	4.4%		8,391	1.9%		12,166	2.1%		21,168	2.2%		33,530	2.5%
Trade financing		156	0.1%		658	0.1%		1,403	0.2%		3,213	0.3%		8,169	0.6%
Working capital loans		22,743	15.7%		41,000	9.1%		57,976	10.2%		139,307	14.8%		287,587	21.2%

Total retail		105,345	72.5%		173,087	38.3%		278,778	49.0%		539,574	57.2%		821,644	60.6%
Financial Leases (1)		10,173	7.0%		22,175	4.9%		46,359	8.1%		119,956	12.7%		155,678	11.5%
Mortgage		37	0.0%		177,836	39.4%		141,508	24.9%		164,901	17.4%		201,186	14.8%

Total past due loans	Ps	145,274	100.0%	Ps	451,436	100.0%	Ps	569,335	100.0%	Ps	944,039	100.0%	Ps	1,357,388	100.0%

Foreign
Corporate
Trade financing										Ps	5,098	3.2%	Ps	19,157	7.2%
Loans funded by development banks											1,132	0.7%		1,552	0.6%
Working capital loans											64,522	40.1%		106,532	40.0%
Credit cards											130	0.0%		222	0.0%
Overdrafts											137	0.1%		341	0.1%

Total corporate											71,019	44.1%		127,804	47.9%

Retail
Credit cards											6,901	4.3%		10,692	4.0%
Personal loans											39,739	24.7%		63,172	23.7%
Vehicle loans											116	0.0%		110	0.0%
Overdrafts											321	0.2%		103	0.0%
Loans funded by development banks											96	0.1%		568	0.2%
Trade financing											191	0.1%		243	0.1%
Working capital loans											1,535	1.0%		1,764	0.7%

Total retail											48,899	30.4%		76,652	28.7%
Financial Leases (1)											43	0.0%		7,674	2.9%
Mortgage											40,933	25.5%		54,487	20.5%

Total past due loans										Ps	160,894	100.0%	Ps	266,617	100.0%

(1)	Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.

(2)	In 2007 the foreign loan category becomes material to the Bank due to the acquisition of Banagrícola.

The following table presents information with respect to the Bank’s loan portfolio at least 31 days past due based on the nature of the collateral for the loan:

	As of December 31,
	2004		%	2005		%	2006		%	2007		%	2008		%
	(Ps million, except percentages)
Secured
Current	Ps	3,950,303	39.4%	Ps	7,947,554	42.7%	Ps	10,762,717	43.7%	Ps	16,923,998	44.9%	Ps	17,779,101	39.8%
Past due loans from 31 to 90 days (commercial)		16,295	0.2		30,193	0.2		41,594	0.2		93,309	0.2		147,402	0.3
Past due financial leases 31 to 90 days (commercial)		6,514	0.1		9,767	0.1		32,993	0.1		57,284	0.2		95,304	0.2
Past due loans from 31 to 60 days (consumer)		7,027	0.1		8,946	0.0		11,910	0.1		27,429	0.1		27,621	0.1
Past due financial leases from 31 to 60 days (consumer)		79	0.0		534	0.0		2,157	0.0		3,771	0.0		3,340	0.0
Past due loans from 31 to 60 days (small business loans)		665	0.0		712	0.0		1,054	0.0		1,895	0.0		2,090	0.0
Past due loans from 31 to 120 days (mortgage)		—	0.0		131,268	0.7		99,885	0.4		122,440	0.3		162,880	0.4
Past due loans from 61 to 90 days (consumer)		3,441	0.0		4,336	0.0		5,150	0.0		12,913	0.0		13,276	0.0
Past due financial leases from 61 to 90 days (consumer)		78	0.0		134	0.0		770	0.0		655	0.0		2,431	0.0
Past due loans from 61 to 90 days (small business loans)		411	0.0		445	0.0		644	0.0		942	0.0		1,208	0.0
Past due loans from 91 to 180 days (commercial)		8,730	0.1		14,306	0.1		19,582	0.1		36,358	0.1		71,915	0.2
Past due financial leases from 91 to 180 days (commercial)		1,845	0.0		4,900	0.0		4,143	0.0		43,618	0.1		29,065	0.1
Past due loans from 91 to 180 days (consumer)		6,074	0.1		5,380	0.0		6,938	0.0		16,080	0.0		19,811	0.0
Past due financial leases from 91 to 180 days (consumer)		83	0.0		344	0.0		418	0.0		644	0.0		2,138	0.0
Past due loans from 91 to 120 days (small business loans)		926	0.0		1,130	0.0		2,274	0.0		4,319	0.0		4,877	0.0
Past due loans from 121 to 180 days (mortgage)		—	0.0		13,631	0.1		11,248	0.0		20,627	0.1		30,896	0.1
Past due loans from 181 to 360 days (commercial)		6,156	0.1		17,938	0.1		21,733	0.1		25,277	0.1		84,551	0.2
Past due financial leases from 181 to 360 days (commercial)		924	0.0		3,304	0.0		3,946	0.0		6,792	0.0		26,182	0.1
Past due loans from 181 days to 360 days (consumer)		3,348	0.0		4,487	0.0		5,118	0.0		16,179	0.0		10,226	0.0
Past due financial leases from 181 to 360 days (consumer)		76	0.0		149	0.0		164	0.0		1,149	0.0		900	0.0
Past due loans from 121 to 360 days (small business loans)		—	0.0		—	0.0		—	0.0		—	0.0		—	0.0
Past due loans from 181 days to 360 days (mortgage)		37	0.0		16,651	0.1		16,973	0.1		24,559	0.1		40,521	0.1
Past due loans more than 360 days		9,661	0.1		24,636	0.1		33,676	0.1		82,105	0.2		71,758	0.2
Past due financial leases more than 360 days		573	0.0		3,043	0.0		1,769	0.0		6,087	0.0		3,992	0.0

Total	Ps	4,023,246	40.2%	Ps	8,243,788	44.2%	Ps	11,086,856	45.0%	Ps	17,528,430	46.4%	Ps	18,631,485	41.8%

	As of December 31,
	2004		%	2005		%	2006		%	2007		%	2008		%
	(Ps million, except percentages)
Unsecured(1)
Current	Ps	5,939,662	59.2%	Ps	10,227,262	55.0%	Ps	13,313,522	54.0%	Ps	19,673,693	52.2%	Ps	25,239,464	56.5
Past due loans from 31 to 90 days (commercial)		10,103	0.1		16,292	0.1		32,983	0.1		70,854	0.2		175,783	0.3
Past due loans from 31 to 60 days (consumer)		14,960	0.1		25,684	0.1		50,291	0.2		104,395	0.3		123,141	0.3
Past due loans from 31 to 60 days (small business loans)		1,180	0.0		923	0.0		1,879	0.0		1,891	0.0		2,991	0.0
Past due loans from 61 to 90 days (consumer)		7,115	0.1		13,678	0.1		23,495	0.1		49,112	0.1		70,628	0.2
Past due loans from 61 to 90 days (small business loans)		557	0.0		664	0.0		943	0.0		1,022	0.0		1,534	0.0
Past due loans from 91 to 180 days (commercial)		3,980	0.0		27,230	0.1		10,206	0.0		27,896	0.1		60,071	0.1
Past due loans from 91 to 180 days (consumer)		12,490	0.1		21,809	0.1		36,662	0.2		80,027	0.2		121,453	0.3
Past due loans from 91 to 120 days (small business loans)		1,887	0.0		2,105	0.0		3,209	0.0		4,561	0.0		4,900	0.0
Past due loans from 181 to 360 days (commercial)		6,863	0.1		19,017	0.1		21,957	0.1		60,490	0.2		69,823	0.2
Past due loans from 181 days to 360 days (consumer)		8,414	0.1		16,431	0.1		36.738	0.2		60,348	0.2		60,759	0.1
Past due loans more than 360 days		4,782	0.0		11,369	0.1		26,833	0.1		39,905	0.1		80,538	0.2

Total	Ps	6,011,993	59.8%	Ps	10,382,464	55.8%	Ps	13,558,718	55.0%	Ps	20,174,194	53.6%	Ps	26,011,085	58.2%

Total current loans and financial leases	Ps	9,889,965	98.6%	Ps	18,174,816	97.7%	Ps	24,076,239	97.7%	Ps	36,597,691	97.1%	Ps	43,018,565	96.3%
Past due loans from 31 to 90 days (commercial)		26,398	0.3		46,485	0.2		74,577	0.3		164,163	0.4		323,185	0.7
Past due financial leases from 31 to 90 days (commercial)		6,514	0.1		9,767	0.1		32,993	0.1		57,284	0.2		95,304	0.2
Past due loans from 31 to 60 days (consumer)		21,987	0.2		34,630	0.2		62,201	0.3		131,824	0.3		150,762	0.3
Past due financial leases from 31 to 60 days (consumer)		79	0.0		534	0.0		2,157	0.0		3,771	0.0		3,340	0.0
Past due loans from 31 to 60 days (small business loans)		1,845	0.0		1,635	0.0		2,933	0.0		3,786	0.0		5,081	0.0
Past due loans from 31 to 120 days (mortgage)		—	0.0		131,268	0.7		99,885	0.4		122,440	0.3		162,880	0.4
Past due loans from 61 to 90 days (consumer)		10,556	0.1		18,014	0.1		28,645	0.1		62,025	0.2		83,904	0.2
Past due financial leases from 61 to 90 days (consumer)		78	0.0		134	0.0		770	0.0		655	0.0		2,431	0.0
Past due loans from 61 to 90 days (small business loans)		968	0.0		1,109	0.0		1,587	0.0		1,964	0.0		2,742	0.0
Past due loans from 91 to 180 days (commercial)		12,710	0.1		41,536	0.2		29,788	0.1		64,254	0.2		131,986	0.3
Past due financial leases from 91 to 180 days (commercial)		1,845	0.0		4,900	0.0		4,143	0.0		43,618	0.1		29,065	0.1
Past due loans from 91 to 180 days (consumer)		18,564	0.2		27,189	0.1		43,600	0.2		96,107	0.3		141,264	0.3
Past due financial leases from91 to 180 days (consumer)		83	0.0		344	0.0		418	0.0		644	0.0		2,138	0.0
Past due loans from 91 to 120 days (small business loans)		2,813	0.0		3,235	0.0		5,483	0.0		8,880	0.0		9,777	0.0
Past due loans from 121 to 180 days (mortgage)		—	0.0		13,631	0.1		11,248	0.1		20,627	0.1		30,896	0.1

	As of December 31,
	2004		%	2005		%	2006		%	2007		%	2008		%
	(Ps million, except percentages)
Past due loans from 181 to 360 days (commercial)		13,019	0.2		36,955	0.2		43,690	0.2		85,767	0.2		154,374	0.4
Past due financial leases from 181 to 360 days (commercial)		924	0.0		3,304	0.0		3,946	0.0		6,792	0.0		26,182	0.1
Past due loans from 181 days to 360 days (consumer)		11,762	0.1		20,918	0.1		41,856	0.2		76,527	0.2		70,985	0.2
Past due financial leases from 181 to 360 days (consumer)		76	0.0		149	0.0		164	0.0		1,149	0.0		900	0.0
Past due loans from 181 days to 360 days (mortgage)		37	0.0		16,651	0.1		16,973	0.1		24,559	0.1		40,521	0.1
Total past due loans more than 360 days		14,443	0.1		36,005	0.2		60,509	0.3		122,010	0.3		152,296	0.3
Total past due financial leases more than 360 days		573	0.0		3,043	0.0		1,769	0.0		6,087	0.0		3,992	0.0
Total past due loans and financial leases	Ps	145,274	1.4	Ps	451,436	2.3	Ps	569,335	2.3	Ps	1,104,933	2.9	Ps	1,624,005	3.7%

Total gross loans and financial leases		10,035,239	100.0		18,626,252	100		24,645,574	100%		37,702,624	100%		44,642,570	100%
Allowance for loan and financial lease losses	Ps	(434,378)	(4.3)	Ps	(705,882)	(3.8)	Ps	(834,183)	(3.4)	Ps	(1,457,151)	(3.9)	Ps	(2,134,360)	(4.8)

Total loans and financial leases, net	Ps	9,600,861	95.7%	Ps	17,920,370	96.2%	Ps	23,811,391	96.6%	Ps	36,245,473	96.1%	Ps	42,508,210	95.2%

(1)	Includes loans with personal guarantees.
Non-performing loans, Accruing loans which are contractually past due 90 days and performing troubled debt restructuring loans
Non-performing loans and accruing loans which are contractually past due 90 days
As of December 31, 2004, 2005, 2006, 2007 and 2008, Bancolombia did not have any performing loans which were past due for 90 days or more.
The following table shows the non-performing loans portfolio classified into foreign and domestic loans, the gross interest income that would have been recorded in the period that ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and the amount of interest income on those loans that were included in net income for the period.

	As of December 31, 2008
					Interest income
					included in net income
	Amount of Loans		Gross Interest Income		for the period
	(Ps million)

Foreign loans	Ps	130,157	Ps	18,460	Ps	11,906
Domestic Loans	Ps	820,472	Ps	364,720	Ps	265,176

Non-performing loans	Ps	950,629	Ps	383,180	Ps	277,082

Performing Troubled Debt Restructuring Loans
The following table presents a summary of the Bank’s Troubled Debt Restructuring loans accounted for on a performing basis in accordance with the criteria of the Superintendency of Finance in effect at the end of each period, classified into foreign and domestic loans:

	As of December 31,
	2004		2005		2006		2007(1)		2008
	(Ps million)

Foreign Loans		—		—		—	Ps	111,870	Ps	176,246
Domestic Loans	Ps	537,703	Ps	619,388	Ps	578,099	Ps	521,181	Ps	623,722

Total Performing Troubled Debt Restructuring Loans	Ps	537,703	Ps	619,388	Ps	578,099	Ps	633,051	Ps	799,968

(1)	In 2007 the foreign loan category becomes material to the Bank due to the acquisition of Banagrícola.
The following table shows the Bank’s Performing Troubled Debt Restructuring loan portfolio classified into foreign and domestic loans, the gross interest income that would have been recorded in the period that ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and the amount of interest income on those loans that was included in net income for the period.

	As of December 31, 2008
					Interest income
					included in net income
	Amount of Loans		Gross Interest Income		for the period
	(Ps million)

Foreign loans	Ps	176,246	Ps	12,590	Ps	12,462
Domestic Loans	Ps	623,722	Ps	62,940	Ps	62,940

Total Performing Troubled Debt Restructuring loans	Ps	799,968	Ps	75,530	Ps	75,402

Policies for the granting and review of credit
The Bank’s credit standards and policies aim to achieve a high level of credit quality in the Bank’s loan portfolio, efficiency in the processing of loans and the specific assignment of responsibilities for credit risk.
To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies for the evaluation of credits, the determination of lending limits to customers and the level of management authority required to approve a loan. In addition, the Bank has established a centralized area for credit analysis, the disbursement process and the management and custody of promissory notes and guarantees.
Bancolombia’s policies require every credit to be analyzed using the following factors: the character, reputation and credit history of the borrower, the type of business the borrower engages in, the borrower’s ability to repay the loan, the coverage and suitability of the proposed collateral for the loan and information received from the two credit risk bureaus currently operating in Colombia.
In addition to the analysis of the borrower, the Bank engages in the analysis of the different economic sectors to which the Bank makes loans and has established guidelines for financial analysis of the borrower and for participation in investment projects in and outside Colombia.

The Bank applies the lending limits to borrowers established under Colombian law, which require that:
•	Uncollateralized loans to a single customer or economic group may not exceed 10% of the Bank’s (unconsolidated) Technical Capital

•	Collateralized loans to a single customer or economic group may not exceed 25% of the Bank’s (unconsolidated) Technical Capital;

•	A loan to a shareholder of the Bank, who owns a position exceeding 20% of the Bank’s Capital, may not exceed 20% of the Bank’s (unconsolidated) Technical Capital; and

•	A loan to a financial institution may not exceed 30% of the Bank’s (unconsolidated) Technical Capital.
In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan, averaging in length from one to five years.
Loan applications, depending on their amount, are presented for approval to branch managers, the zone or regional managers, the Vice Presidents, the President, the Credit Committee and the board of directors of Bancolombia. In general, loan application decisions are made by the Bank’s management in the corresponding committee. Approval at each level also requires the agreement of each lower level of the approval hierarchy. For example, a loan approval by regional managers would also require approval from the branch or zone managers.
Loan applications for the retail portfolio up to a maximum of 200 SMMLV or Ps 86.7 million (approximately US$ 38,643) are submitted to the Bank’s centralized credit area where the approval is done using a credit scoring methodology.
Approval limits are set by senior management, and the actual amounts disbursed are determined by factors such as past experience, risk factors identified, credit policies and regulations, in the judgment of the relevant management members. The amounts to be disbursed are reduced to 60% of the approved total if the loan is unsecured. The following table sets forth the size limits, measured in million of pesos or their equivalent in U.S. dollars, for loan application approval by authorization level as established by the board of directors of Bancolombia:

	Maximum loan approval limits
Authorization level:	Unsecured loans (1)		Secured loans
	(U.S. dollar)	(Ps million)	(U.S. dollar)	(Ps million)

Branch Managers and Zone Managers	There is no pre-established limit. Approval limits are set by senior management, and cannot exceed the limits set for Regional Managers		There is no pre-established limit. Approval limits are set by senior management, and cannot exceed the limits set for Regional Managers

Regional Managers Corporate Banking	2,338,823	5,247	3,898,038	8,746
Small and Medium Sized Enterprises and Personal Banking Regional Managers	1,604,571	3,600	2,674,285	6,000
Small and Medium Sized Enterprises and Personal Banking Vice Presidents(2)	8,079,341	18,127	13,465,568	30,211

Vice President of Mortgage Banking	5,386,227	12,084	8,977,045	20,141
Corporate Banking and Financial Vice Presidents(2)	8,079,341	18,127	13,465,568	30,211

Vice President of Human Resources	157,547	353	262,579	589
President	13,041,542	29,260	21,735,903	48,766
Credit Committee	All loans, other than those requiring the approval of the Board of Directors, within the limits established by law		All loans, other than those requiring the approval of the Board of Directors, within the limits established by law

(1)	Includes loans with a personal guarantee.

(2)
This approval limit corresponds to a percentage of the Bank’s Technical Capital. Vice Presidents’ approval limits are established depending on the borrower credit risk level. The amounts set in the table above are established to grant loans to borrowers with the lowest credit risk level. The approval limits decrease as the borrower credit risk level increases.

Loans to managers, directors and affiliates of the Bank must be approved by the board of directors of the Bank, which has the authority to grant loans in any principal amount subject to the Bank’s legal lending limit. The Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral. Periodically, the Bank undertakes a valuation of collateral held as security for loans. In addition, when a loan becomes 60 days past due, the loan is given to a specialized division where various steps are taken to recover the loan.
With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the Superintendency of Finance, has implemented regional committees and a central qualification office to undertake a biannual evaluation of the loan portfolio, during the months of May and November each year. At least 50% of the outstanding portfolio is evaluated by the Superintendency of Finance. Clients evaluated have, among others, the following characteristics: high exposition, more than 30 days past due, bad record of historical payment behavior either with the Bank or the financial system, restructured loans or are part of the watch list. When monitoring outstanding loans, the Bank examines current financial statements including cash flow and financial indicators.
Additionally, all the Bank’s loans are evaluated monthly based on the days they are past due. When reviewing loans, Bancolombia evaluates and updates their risk classification and makes corresponding adjustment in the provision, if needed.
In addition, the Bank keeps track of the loans reviewed every month and carries out a credit audit process that reviews clients with financial weaknesses, early past due loans, clients in sectors that are underperforming, and branches with high records of write offs, among others.
E.4. SUMMARY OF LOAN LOSS EXPERIENCE
ALLOWANCE FOR LOAN LOSSES
The Bank records allowance for loans and financial leases losses in accordance with the regulation established by the Superintendency of Finance. For further details regarding the regulation and methodologies for the calculation of such allowances please see Note 2.i. of Notes to Financial Statements included in this Annual Report.

The following table sets forth the changes in the allowance for loan and financial leases losses:

	Year Ended December 31,
	2004		2005		2006		2007		2008
	(Ps million)
Balance at beginning of period	Ps	387,263	Ps	434,378	Ps	705,882	Ps	834,183	Ps	1,457,151
Balance at beginning of period (Factoring Bancolombia)		—		—		5,625		—		—
Balance at beginning of period (Conavi, Corfinsura and subsidiaries)		—		236,013		—		—		—
Balance at beginning of period (Banagrícola’s subsidiaries) (3)		—		—		—		147,357		—
Allowance for financial leasing reclassification		7,002		—		—		—		—
Provisions for loan losses (1)		186,480		374,744		568,679		1,203,543		1,986,710
Charge-offs		(55,032)		(115,455)		(136,789)		(186,273)		(547,860)
Effect of difference in exchange rate		(12,751)		(3,955)		(1,210)		(25,441)		45,604
Reclassification-Securitization		—		(11,947)		—		—		—
Reversals of provisions		(78,584)		(207,896)		(308,004)		(516,218)		(807,245)

Balance at end of year (2)	Ps	434,378	Ps	705,882	Ps	834,183	Ps	1,457,151	Ps	2,134,360

(1)
The provision for past due accrued interest receivable, which is not included in this item, amounted to Ps 4,483 million, Ps 12,379 million, Ps 14,825 million, Ps 35,543 million and Ps 58,721 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

(2)
The allowance past due accrued interest receivable, which is not included in this item, amounted to Ps 4,603 million, Ps 8,655 million, Ps 11,644 million, Ps 33,303 million and Ps 54,323 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

(3)	Includes allowance for loan losses of Banco Agrícola, Banco Agrícola (Panamá), Arrendadora Financiera, Credibac, Aseguradora Suiza Salvadoreña and Asesuisa Vida.
The recoveries of charged-off loans are recorded in the consolidated statement of operations and are not included in provisions for loan losses. See in the Consolidated Statement of Operations on the line: Recovery of Charged-off loans.
The following table sets forth the allocation of the Bank’s allowance for loan and financial lease losses by type of loan using the classification of the Superintendency of Finance:

	As of December 31,
	2004		2005		2006		2007		2008
	(Ps million)
Commercial loans	Ps	271,296	Ps	387,473	Ps	356,272	Ps	791,957	Ps	1,202,047
Consumer loans		49,350		88,052		152,842		340,247		502,496
Small business loans		4,271		4,679		6,365		9,050		12,424
Financial leases		6,529		16,342		49,463		133,837		197,952
Mortgage		37		22,747		23,948		53,973		122,407
General		102,895		186,589		245,293		128,087		97,034

Total allowance for loan losses	Ps	434,378	Ps	705,882	Ps	834,183	Ps	1,457,151	Ps	2,134,360

The following table sets forth the allocation of the Bank’s allowance for loans and financial leases losses by type of loan:

	As of December 31,
	2004		%	2005		%	2006		%	2007(2)%			2008		%
	(Ps million, except percentages)

Domestic
Corporate
Trade financing	Ps	3,496	0.8%	Ps	23,598	3.3%	Ps	17,154	2.1%	Ps	21,184	1.7%	Ps	13,081	0.7%
Loans funded by development banks		10,057	2.3%		20,886	3.0%		7,057	0.8%		27,612	2.2%		61,430	3.4%
Working capital loans		243,862	56.2%		315,725	44.7%		261,589	31.4%		379,169	30.3%		522,065	28.8%
Credit cards		971	0.2%		1,435	0.2%		2,324	0.3%		1,176	0.1%		1,134	0.1%
Overdrafts		919	0.2%		1,781	0.3%		3,617	0.4%		2,383	0.2%		3,983	0.2%

Total corporate		259,305	59.7%		363,425	51.5%		291,741	35.0%		431,524	34.5%		601,693	33.2%
Retail
Credit cards		11,965	2.8%		21,815	3.1%		36,062	4.3%		128,523	10.3%		208,323	11.5%
Personal loans		27,718	6.4%		45,955	6.5%		92,625	11.1%		126,297	10.1%		166,880	9.2%
Vehicle loans		6,121	1.4%		13,837	2.0%		30,698	3.7%		68,938	5.5%		115,593	6.4%
Overdrafts		2,791	0.6%		4,186	0.6%		4,274	0.5%		16,451	1.3%		24,002	1.3%
Loans funded by development banks		1,770	0.4%		3,970	0.6%		5,817	0.7%		30,064	2.4%		41,323	2.3%
Trade financing		59	0.0%		430	0.1%		1,254	0.2%		5,111	0.4%		7,616	0.4%
Working capital loans		15,188	3.6%		26,586	3.8%		53,008	6.4%		204,022	16.3%		330,437	18.3%

Total retail		65,612	15.2%		116,779	16.7%		223,738	26.9%		579,406	46.3%		894,174	49.4%
Financial Leases (1)		6,529	1.4%		16,342	2.3%		49,463	5.9%		133,757	10.7%		187,514	10.4%
Mortgage		37	0.0%		22,747	3.2%		23,948	2.9%		37,863	3.0%		103,133	5.7%
General		102,895	23.7%		186,589	26.3%		245,293	29.3%		69,011	5.5%		24,062	1.3%

Total allowance for loan losses	Ps	434,378	100.0%	Ps	705,882	100.0%	Ps	834,183	100.0%	Ps	1,251,561	100.0%	Ps	1,810,576	100.0%

Foreign
Corporate
Trade financing										Ps	5,155	2.5%	Ps	13,633	4.2%
Loans funded by development banks											432	0.2%		545	0.2%
Working capital loans											76,002	37.0%		132,294	40.9%
Credit cards											97	0.0%		177	0.0%
Overdrafts											323	0.2%		222	0.1%

Total corporate											82,009	39.9%		146,871	45.4%
Retail
Credit cards											6,258	3.0%		9,469	2.9%
Personal loans											40,388	19.6%		62,409	19.3%
Vehicle loans											142	0.1%		152	0.0%
Overdrafts											625	0.3%		564	0.2%
Loans funded by development banks											108	0.1%		274	0.1%
Trade financing											101	0.1%		525	0.2%
Working capital loans											692	0.3%		838	0.3%

Total retail											48,314	23.5%		74,231	23.0%
Financial Leases (1)											81	0.0%		10,436	3.1%
Mortgage											16,110	7.8%		19,274	6.0%
General											59,076	28.8%		72,972	22.5%

Total allowance for loan losses										Ps	205,590	100.0%	Ps	323,784	100.0%

(1)	The allowance for financial leases is included in the allowance for loans since 2004.

(2)	In 2007 the foreign loan category became material to the Bank due to the acquisition of Banagrícola.
As of December 31, 2008, allowances for loans and financial leases losses reached Ps. 2,134.4 billion (4.8% of loans) increasing 46.5% as compared to the Ps. 1,457.1 billion presented as of December 31, 2007. Despite higher credit cost in 2008, coverage, measured as the ratio of allowances for loans and accrued interest losses to past due loans, 134.8%, remaining stable from the 134.9% presented at the end of 2007.
As of December 31, 2007, the allowance for loan and financial lease losses increased 74.7% from Ps 834,.2 billion as of December 31, 2006, to Ps 1,457.2 billion. Both the acquisition of Banagrícola and the incorporation of its portfolio, together with the Bank’s strict compliance with the Commercial Portfolio Reference Model set forth in External Circulars 039 of 2007 and 040 of 2007, of the Superintendency of Finance, gave rise to this substantial growth in provisions. This increase is reflected in each of the portfolio categories.

CHARGE-OFFS
The following table shows the allocation of the Bank’s charge-offs by type of loan as of December 31, 2004, 2005, 2006, 2007 and 2008:

	Year ended December 31,
	2004		2005		2006		2007(1)		2008
	(Ps million)
Domestic
Trade financing	Ps	100	Ps	630	Ps	5,507	Ps	151	Ps	2,558
Loans funded by domestic development banks		2,832		4,573		—		1,320		8,820
Working capital loans		15,350		18,190		49,474		16,068		45,941
Credit cards		9,015		14,960		10,067		28,179		166,067
Personal loans		20,251		37,775		46,095		65,006		138,007
Vehicle loans		1,981		2,508		6,483		10,131		29,088
Overdrafts		3,981		3,808		4,544		3,733		52,822
Mortgage & other		385		31,742		12,795		1,791		509
Financial leases		1,137		1,269		1,824		2,029		27,650

Total charge-offs	Ps	55,032	Ps	115,455	Ps	136,789	Ps	128,408	Ps	471,462

Foreign
Trade financing								—	Ps	1,819
Working capital loans								31,240		21,581
Credit cards								5,077		10,734
Personal loans								21,079		39,073
Vehicle loans								59		88
Overdrafts								407		620
Mortgage & other								—		2,434
Financial leases								—		49

Total charge-offs							Ps	57,862	Ps	76,398

(1)	In 2007 the foreign loan category became material to the Bank due to the acquisition of Banagrícola.
The ratio of charge-offs to average outstanding loans for years ended December 31, 2004, 2005, 2006, 2007 and 2008 was as follows:

	Year ended December 31,
	2004	2006	2006	2007	2008
Ratio of charge-offs to average outstanding loans	0.62%	0.66%	0.63%	0.60%	1.36%
In June and December, the Bank writes off debtors classified as “unrecoverable”, based on the following criteria:
•	Provision of 100% of all amounts past due (capital, interest and other items).
•	One hundred eighty (180) days past due for consumer and micro loans.
•	Three hundred sixty (360) days past due for commercial loans and mortgage loans.
All charge-offs must be approved by the board of directors. Even if a loan is charged off, management remains responsible for decisions in respect of the loan, and neither the Bank nor its Subsidiaries in Colombia are released of their obligations to pursue recovery as appropriate.

The recovery of charged-off loans is accounted for as income in the Consolidated Statement of Operations.
POTENTIAL PROBLEM LOANS
In order to carefully monitor the credit risk associated to clients, the Bank has established a committee that meets monthly dedicated to identify potential problem loans which are then included in what is called the watch list. In general these loans are related to clients that could face difficulties in the future in the repayment of their obligations with the Bank but who have had a good record of payment behavior. This situation could be related to internal factors such as economic activity, financial weakness or any other external events that could affect the client’s business.
As of December 31 2008, there are 71 clients included in the watch list accounting for Ps 95,855 million.
CROSS — BORDER OUTSTANDING LOANS AND INVESTMENTS
As of December 31, 2006, 2007 and 2008, total cross-border outstanding loans and investments amounted to approximately US$ 592 million, US$ 3,993 million and US$ 4,386 million, respectively. As of December 31, 2008, total outstanding loans to borrowers in foreign countries amounted to US$ 3,679 million, and total investments were US$ 707 million. As of December 31, 2008, total cross-border outstanding loans and investments represented 15.93 % of total assets.
The Bank had no cross-border outstanding acceptances, interest-earning deposits with other banks or any other monetary assets denominated in pesos or other non-local currencies, in which total exceeded 1% of consolidated total assets at December 31, 2006, 2007 and 2008.
The following table presents information with respect to the Bank’s cross-border outstanding loans and investments for the years ended on December 31, 2006, 2007 and 2008:

	2006		2007		2008
	(thousands of U.S. dollars)
Mexico	US$	79,312	US$	91,546	US$	73,830
Brazil		79,736		73,943		80,383
United States		166,380		192,221		258,665
Chile		85,281		57,234		53,311
British Virgin Island		25,596		59,488		57,594
Peru		7,125		12,211		28,007
Ecuador		6,633		16,430		18,003
Panama		9,144		94,375		54,461
El Salvador		9,300		2,926,703		3,036,433
Cayman Islands		1,690		—		—
Costa Rica		7,255		64,180		205,708
Guatemala		3,533		289,917		400,291
Venezuela		2,000		6,002		7
Germany		—		4,558		—
Guyana		4,000		3,000		2,000
Honduras		4,313		38,430		49,500
United Kingdom		23,209		3,122		32,419
Spain		17,345		1,038		8
Switzerland		40,330		15,462		—
Netherlands		20,180		—		—
Uruguay		—		100		—
Canada		—		1,019		7
Austria		—		1,034		—
Finland		—		1,003		—
Ireland		—		3,438		—

	2006		2007		2008
	(thousands of U.S. dollars)
Sweden		—		4,859	—
Italy		—		3,049	1
Haiti		—		2	—
Norway		—		1	2
Nicaragua		—		28,957	28,062
Dominican Republic		—		—	4,639
Curaçao		—		—	3,000
France		—		—	6
Indonesia		—		—	3
Mozambique		—		—	2
Puerto Rico		—		—	1
Saudi Arabia		—		—	2
Trinidad and Tobago		—		—	6

Total Cross-Border Outstanding Loans and Investments	US$	592,362	US$	3,993,322	US$4,386,351

E.5. DEPOSITS
The following table shows the composition of the Bank’s deposits for 2006, 2007 and 2008:

	As of December 31,
	2006		2007		2008
	(Ps million)
Non-interest bearing deposits:
Checking accounts	Ps	4,121,506	Ps	5,300,864	Ps	5,289,918
Other deposits		459,143		503,860		433,542

Total		4,580,649		5,804,724		5,723,460

Interest bearing deposits:
Checking accounts		1,244,348		1,567,411		2,011,132
Time deposits		7,377,586		14,304,727		18,652,738
Savings deposits		10,013,884		12,697,288		13,997,070

Total		18,635,818		28,569,426		34,660,940

Total deposits	Ps	23,216,467	Ps	34,374,150	Ps	40,384,400

The following table shows the time deposits held by the Bank at December 31, 2008, by amount and maturity for deposits:

	At December 31, 2008
	Peso-		U.S. dollar -
	Denominated		Denominated		Total
	(Ps million)
Time deposits higher than US$ 100,000(1)
Up to 3 months	Ps	4,657,045	Ps	2,976,841	Ps	7,633,886
From 3 to 6 months		1,323,321		967,520		2,290,841
From 6 to 12 months		1,150,076		511,043		1,661,119
More than 12 months		1,461,520		421,627		1,883,147
Time deposits less than US$ 100,000(1)		3,212,912		1,970,833		5,183,745

Total	Ps	11,804,874	Ps	6,847,864	Ps	18,652,738

(1)	Equivalent to Ps 224 million at the Representative Market Rate as of December 31, 2008.
For a description of the average amount and the average rate paid for deposits, see “Item 4. Information on the Company — E. Selected Statistical Information — E.1. Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential”.

E.6. RETURN ON EQUITY AND ASSETS
The following table presents certain selected financial ratios of the Bank for the periods indicated:

	For the Fiscal Year
	Ended December 31,
	2006	2007	2008
	(in percentages)
Net income as a percentage of:
Average total assets	2.31	2.52	2.34
Average shareholders’ equity	22.10	26.13	23.68
Dividends declared per share as a percentage of consolidated net income per share(1)	51.65	39.64	38.09
Average shareholders’ equity as a percentage of average total assets	10.46	9.63	9.89
Return on interest-earning assets(2)	10.5	12.9	13.5

(1)	Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of common and preference shares outstanding during the year.

(2)	Defined as total interest earned divided by average interest-earning assets.
E.7. INTERBANK BORROWINGS
The following table sets forth the foreign interbank borrowings by the Bank for the periods indicated:

	As of December 31,
	2006				2007				2008
	Amount			Rate(1)	Amount			Rate(1)	Amount			Rate(1)
	(Ps million, except percentages)

End of period	Ps	1,066,845		9.35%	Ps	1,506,611		7.74%	Ps	2,077,291		3.9	%(5)
Weighted average during period		1,574,870		6.02%		1,748,523		6.70%		1,578,252		4.7%
Maximum amount of borrowing at any month-end		2,111,978	(2)			2,291,460	(3)			2,077,291	(4)
Interest paid during the year		94,872				116,615				81,178

(1)	At the end of the year, the Bank typically increases its U.S. dollar-denominated interbank borrowings, which represent the great majority of interbank borrowings and which have lower interest rates.

(2)	February.

(3)	April.

(4)	December.

(5)	Corresponds to the ratio between interest paid by foreign interbank borrowings and capital at the end of the year 2008.
ITEM 4A. UNRESOLVED STAFF COMMENTS
As of the date of the filing of this Annual Report, the Bank has not received any written comments from the Securities and Exchange Commission (the “SEC”) staff regarding the Bank’s periodical reports required to be filed under the Exchange Act.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. OPERATING RESULTS
The following discussion should be read in conjunction with Bancolombia’s audited consolidated financial statements for the three year periods ended December 31, 2008.
The comparisons between 2007 and 2006 periods presented in this Annual Report are derived from those audited numbers without any pro-forma calculation of the effect of Banagrícola’s financial condition on Bancolombia’s consolidated financial statements for 2006. Banagrícola was acquired in May 2007, and therefore its results of operations and financial statements were included in Bancolombia’s consolidated results beginning in the fiscal year 2007.
Bancolombia’s audited consolidated financial statements for the year periods ended December 31, 2007 incorporate Banco Agricola’s operation for the twelve month period ended December 31, 2007. Therefore, any comparison made between 2008 and 2007 operation’s results incorporates comparable numbers.
Bancolombia’s audited consolidated financial statements for the year periods ended December 31, 2006, 2007 and 2008 are prepared following the accounting practices and the special regulations of the Superintendency of Finance, or, in the absence of such regulations, Colombian GAAP. Together, these requirements differ in certain significant respects from U.S. GAAP. Note 31 to the Bank’s audited consolidated financial statements included in this Annual Report provides a description of the significant differences between Colombian GAAP and U.S. GAAP as they relate to the Bank’s audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and dates indicated herein.
Summary
The year ended December 31, 2008 was a very positive year for Bancolombia in terms of corporate projects, the consolidated and individual results of the Subsidiaries sales performance and innovations introduced in our distribution channels, products and services, this with a view to providing greater financial inclusion in extending banking services to all segments of the population. All this combined with all-encompassing measures to ensure greater transactional security, receiving important recognition, espousing international protocols aimed at the social and environmental sustainability of its business, has placed the bank in a leading position in all these initiatives.
The Bank produced a gratifying level of profits, in spite of the international crisis that impacted the markets during the second half of 2008. The results for the year 2008 were solid; however, 2009 will most likely be a challenging year with regard to maintaining the same levels of growth in terms of profits and loan portfolio. Despite the challenges that 2009 may pose, the Bank is firmly committed to maintaining its profitability and to fulfilling its obligations as a driver of economic development in the jurisdictions where it operates.
With regard to the Bank’s projected expansion into other markets within the region, it expects to continue to deploy a strategy aimed at consolidating its regional position, but, as in the past, while maintaining its core objective of creating value. The current times, although full of M&A opportunities, require a great deal of caution so as to ensure that the Bank’s businesses continue to run efficiently.
Today the Bank is present mainly in Colombia and El Salvador, handling its businesses so as to satisfy the credit needs of these countries. The Bank believes that its institution and the economies where it operates can withstand the current global economic difficulties. The Bank is committed to strive to achieve this end in order to continue driving the development of all those communities the Bank serves.
IMPACT OF ECONOMIC, FISCAL AND MONETARY POLICIES AND POLITICAL FACTORS IN BANCOLOMBIA’S RESULTS
Bancolombia’s operations are usually affected by external factors such as: economic growth, interest rates, domestic price levels, exchange rate behaviors, fiscal policy performance, foreign trade activity and competition with other financial institutions. The following discussion summarizes in a brief manner the recent behavior of such variables.

Colombia’s economic growth and the dynamics of the financial sector
In 2006, the Colombian economy expanded, recording a growth of 6.8% as compared to 2005. Likewise, the dynamic growth trend continued during 2007, as the economy expanded at a rate of 7.5%. Recent years of expansion strengthened the structure of the Colombian economy driven by increasing level of gross capital investment (accounting for as much as 26% of the GDP in 2007), rising exports and increased consumption.
The expansion of GDP lowered its pace of growth during 2008 as Colombia’s economy recorded an annual GDP growth rate of 2.5%. Although this decline was due largely to the adjustments made by the monetary authorities to ensure the stability of long-term growth, it also responded to the effects of the global economic downturn. Consequently, the Central Bank switched to expansionist monetary policy in December 2008 by cutting its intervention rate, and helped by decreasing inflationary pressures. However, despite the fall in the rate of economic growth, the level of gross capital increased during period accounting for 27.3% of GDP.
Domestic price levels and interest rates
As a result of higher economic activity during 2006 and 2007, and of a series of temporary supply shocks during recent years which impacted food prices, inflation rose above levels that were compatible with the obligations and purposes of the Central Bank. During the first half of 2008, inflation pressures in Colombia intensified as a consequence of temporary supply shocks caused by climate effects which increased food prices, augmenting the risk of a more permanent distortion in price expectations. In addition, increased energy and regulated prices kept the Colombian Consumer Price Index above the Central Bank’s inflation target. Therefore, in order to bring down inflation to levels consistent with stable economic growth, the Central Bank continued its restrictive monetary policy by further increasing its intervention rate. As of the end of July 2008, the Central Bank’s overnight lending rate reached 10%, 400 basis points above the level presented in April 2006, while reserve requirements and restrictions on foreign indebtedness were maintained for most of 2008. However, the Colombian inflation target for 2008 was not met for the second consecutive year, as inflation was 7.67% in 2008, higher than the 5.69% recorded in 2007.
Nonetheless, the inflation outlook is expected to improve for 2009 as inflation expectations seem to be anchored, demand pressures have retracted and commodities prices have recently decreased. As a result, the risk that the inflation target will not be met, which was raised to 4.5%-5.5% from 3.5%-4.5%, is low. If the inflation target is indeed reached, increased economic activity may be expected due to higher disposable income. In the case of El Salvador, higher commodity prices and a devaluated U.S. dollar significantly impacted prices of imported goods and the disposable income of Salvadorians in the first half of 2008. As commodity prices changed their trend in the second half of the year, most of these pressures reverted causing a significant drop in inflation.
The DTF , reached a historic high of 10.33% at the end of 2008. A double digit DTF rate had not been recorded since April 2002. During 2007, DTF was on average 8.01%, while for 2008 it was on average 9.67%. In 2009, the DTF is expected to decrease due to the change in the monetary policy stance. The trend in DTF could impact Bancolombia’s financial results as it could negatively affect its net interest margins given that the Bank has more assets than liabilities liked to this index.
Foreign trade
Although we cannot as yet be certain of the specific effects of the current global economic environment, the instability of the worldwide financial markets is affecting the performance of the Latin American economies, and will probably continue to do so for the following months. Specifically, Latin American capital markets have been affected by the global financial crisis. However, the Bank believes that the banking and industrial sectors appear to be strong enough to absorb the effects of the worldwide instability, without being affected to the same extent as developed economies. Since March 2008, Latin American currencies devaluated within a range of 20% to 40%. The Colombian peso devalued 11% in 2008 as compared to the exchange rate by the end of 2007. However, the Bank’s exposure to currencies movement tends to remain low as Bancolombia hedged a considerable amount of the exposure during 2008.

In 2008, Colombian exports grew at a rate of 25.5% and imports at a rate of 20.6%. The Colombian trade balance reported a surplus of U.S. dollars 470.49 million, slightly lower than most reported estimates that expected a surplus above the U.S. dollars 1 billion, due to the windfall of commodities prices in the first part of the year. Growth in consumption imports decreased from 28.4% in 2007 to 11.5% by the end of 2008. Colombian exports to the U.S. increased by 35.5%, exports to the Andean Community increased by 44%, exports to Mexico increased by 24.5%, and export growth to Venezuela decreased from 92.8% in 2007 to 16.9% in 2008. These performances of Colombian trade were driven by a general increase in exports of commodities (40.8%) and an increase of 11.7% in nontraditional exports.
According to the Central Bank, the current account deficit was 2.8% of the Colombian GDP in 2008, less than the 3.4 % presented in 2007. This is still higher than the 2.2% of GDP current account deficit registered in 2006. The free trade agreements with Chile, the European Union, El Salvador, Guatemala and Honduras may translate into further opportunities to increase Colombian exports. However, it is important to note that the free trade agreements with El Salvador, Guatemala and Honduras have been signed but remain subject to ratification by the Colombian congress, while the free trade agreement with the European Union is still being negotiated.
Fiscal policy
In spite of the fact that over the last years both the Colombian government’s deficit and levels of public debt as a proportion of GDP had effectively dropped, financing the national budget continues to be a macroeconomic risk factor.
In 2005, there was no deficit for the consolidated public sector, while for 2006 the deficit was 0.7% of GDP, for 2007 the deficit reached 0.6%, and the deficit for 2008 was 0.1% of GDP. The Colombian government implemented a policy aimed at substituting its foreign debt with domestic debt in order to reduce the exchange rate risk and take advantage of the Colombian peso appreciation that occurred in recent years. Bancolombia is one of the leading brokers of public debt in Colombia, but nevertheless has reduced its portfolio of public debt holdings.
From the income side, tax collection in Colombia experienced a significant increase as measured against GDP. In previous years income growth from taxes was highly related to economic growth and to improved efficiency in the collection of taxes. However, from an expense side, transfers to departments and municipalities, as well as and debt service accounts reached almost 18% of GDP and therefore fiscal accounts were more difficult to improve.
The Colombian central government achieved a primary surplus of 0.8% of GDP in 2008, the same as 2007, recording a surplus for the third consecutive year. Conversely, there is an expectation of a primary deficit of 1% of GDP for 2009. The Colombian central government’s deficit is expected to reach 4.2% of GDP, higher than the 2.5% and 3.0% deficit of 2008 and 2007 respectively. The consolidated public sector is expected to register a stronger deterioration with a 2.7% deficit in 2009 and after a negligible deficit in 2008 of 0.1%.
Nonetheless, it is important to note that Bancolombia and some of its subsidiaries benefit from the tax stability regime until December 31, 2010 which protects the Bank from any potential increase in national taxes.
Economic Outlook for 2009
With regard to the Colombian economy going forward, the Bank believes that foreign financing(credit and direct foreign investment)could decline in the short term as a result of the uncertainty prevailing worldwide, exercising pressure that would be difficult to alleviate in the current account deficit. The Bank expects that, as a result of the declining economic activity in both the United States and Europe, remittances on the part of Colombian and Salvadorian residents abroad are likely to decrease.

The Bank believes that, in the specific case of the Colombian financial system, although credit risk levels could rise, and growth in assets could decline, the system seems prepared to weather these challenging times. Specifically, the system’s average capital adequacy — the ratio of technical capital to risk-weighted assets, which is almost 14%, the levels of reserves recorded against past-due loans, the absence of toxic assets on the balance sheets of Colombian banks, and the considerable diversification of credit risk, are all factors that evidence the Colombian financial system’s strong fundamentals in the face of the upcoming challenges forecast for the immediate future.
Future prospects for the Colombian financial sector in general, and for Bancolombia in particular, shall depend on the factors listed below:

Unfavorable factors for the
Favorable factors for the Colombian economy - mid-term	Colombian economy - mid-term
Benefits derived from past monetary policies aimed at achieving sustainable growth.	Commodity dependent export activity.

Counter-cyclical policies under a stressed environment that are viable thanks to low currency mismatches and upgraded standards aimed at preventing credit risk exposure.	High exposure to fluctuations in external demand from the U.S., Venezuela and Ecuador.

Stronger local capital markets, with little exposure to “toxic assets” and with low currency mismatches.	Further deterioration of the global economy and the potential protectionist policies.

A well capitalized banking system.	Possible escalation in activities of guerilla and drug cartels that may hurt investor confidence.

Well-developed supervision and regulation of the financial system.	High public financial needs coupled with a less dynamic economy and less tax revenues, that may hurt investor confidence.

Low levels of mortgage loans (as a percentage of GDP and compared to past years) which makes evident that Colombia does not have the mortgage related problems that have affected countries such as the United States.
Exchange rate uncertainties that could expose the economy to highly volatile markets or build inflation pressures.

Decreased credit to households during 2008 and a well provisioned banking system in the midst of a deteriorating labor market.	Credit market restrictions in more advanced economies that could negatively impact foreign direct investment availability.

Decreased inflation outlook Adequate international reserves to short term debt.	Inefficient budget execution from regional governments that could delay local infrastructure projects, which are a key factor for improving competitiveness and sustaining the labor market.

Limited exposure of corporations to speculation through derivatives.	Decrease in Colombian and Salvadorian remittances due the fast growth unemployment rates mainly in the U.S. and Spain.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS
Summary
Bancolombia delivered strong results in 2008 as it reported a net income of Ps 1,290.6 billion for the year (Ps 1,638.23 per share and US$ 2.92 per ADR), increasing 18.7% compared to 2007 figures. During 2008, the Bank experienced an expansion in its business areas driven by loan growth of 18.4% over the year while maintaining a strong balance sheet in terms of coverage for loan losses, solid liquidity and capital position, as well as profitable operations with an average return on equity of 23.7% in 2008.
Net income for the year ended December 31, 2007 totaled Ps 1,086.9 billion, increasing 45.0% as compared to Ps 749.5 billion for the year ended December 31, 2006 of which 12.6% is related to the acquisition of Banagrícola.
During 2008, allowances for loan losses increased to Ps 2,134.4 billion (4.8% of gross loans and financial leases), maintaining the level of coverage, measured by the ratio of allowances to past due loans, close to 135%. The delinquencies ratio (loans overdue more than 30 days) increased slightly to 3.6% by the end of the quarter ended December 31, 2008 from 3.5% the previous quarter.
Bancolombia’s ratio of past due loans to total loans as of December 31, 2007 was 2.9%, and the ratio of allowances to past due loans was 134.9%, compared with 2.3% and 148.6%, respectively, for 2006.
Driven by the operating results of the Bank in 2008, shareholders’ equity totaled Ps 6,117 billion by December 31, 2008, increasing 17.6% as compared to the figure as of December 31, 2007, while the Bank’s consolidated ratio of technical capital to risk-weighted assets was 11.24%.
Bancolombia continued experiencing a favorable evolution of deposit growth, strengthening its solid liquidity position. As of December 31, 2008, Bancolombia’s deposits reached Ps 40,384 billion, increasing 17.5% as compared to the deposits at the end of 2007, while the ratio of net loans to deposits (including borrowings from development banks) was 96% by the end of 2008, stable as compared to the 96% ratio by the end of 2007.
Net interest income for the year 2008 totaled Ps 3,560.4 billion, increasing 26.8% as compared to the same figure for 2007, driven by the 18.4% loan growth and wider spreads during that period. Net interest margin increased from 6.8% in 2007 to 7.4% in 2008.
For the year ended December 31, 2007, net interest income amounted to Ps 2,808.3 billion, increasing 58.9% as compared to the net interest income recorded in the year ended December 31, 2006 of which 19.5% is related to the acquisition of Banagrícola. The increase was also due to marginal loan portfolio growth, higher interest rates and a better performance of the investment portfolio.
Bancolombia’s efficiency ratio, measured as the ratio between operating expenses and net operating income, reached 47.8% in 2008, improving in relation to the 53.0% ratio for 2007.
Efficiency, measured as the ratio between operating expenses and net operating income, reached 53.0% for the year ended December 31, 2007, which was lower than the 64.37% recorded for 2006.
INCOME STATEMENT
Net income for the year ended December 31, 2008 totaled Ps 1,290.6 billion, increasing 18.7% as compared to the year ended December 31, 2007. Return on average equity for the year ended December 31, 2008 was 23.7%, decreasing slightly from the 24.4% recorded for the same period in 2007. The performance of the Bank was primarily driven by solid revenue generation and an expanding lending business and was underpinned by its strong franchises. At the same time, the Bank’s performance was challenged by a less favorable credit and overall economic environment which impacted credit cost as a result of higher provision charges during the period.

Net income for the year ended December 31, 2007 totaled Ps 1,086.9 billion, increasing 45.0% as compared to Ps 749.5 billion for the year ended December 31, 2006 of which 12.6% is related to the acquisition of Banagrícola.
Net Interest Income
During 2008, interest on loans reached Ps 4,999.5 billion, increasing 34.8% as compared to the Ps 3,707.8 billion recorded in 2007, while interest on financial leases reached Ps 776.4 billion increasing 36.0% as compared to 2007. Interest on investment securities increased 3.6% to Ps 431.6 billion when compared to the figure for 2007. Overall, total interest income reached Ps 6,313.7 billion, increasing 31.2% as compared to 2007. The Interest received from earning assets increased Ps 1,502.5 billion between December 31, 2007, and December 31, 2008, driven primarily by an increase in the average loans during the period (higher volume). Of the Ps 1,502 billion increase in interest received, Ps 1,237 billion corresponded to the increase in volume, and Ps. 265.8 billion corresponded to the increase in interest rates.
Interest on loans amounted to Ps 3,707.8 billion for the year ended December 31, 2007, increasing 60.3% compared to Ps 2,312.5 billion for the year ended December 31, 2006 of which 21.7% is related to the acquisition of Banagrícola. In addition to the impact of the consolidation of Banagrícola’s results, the variation in interest on loans is due primarily to the increase in the net loan portfolio. The impact of higher interest rates also contributed to the variation, as Bancolombia captures their effect through its short term interest rate loan portfolio indexing. Despite a lower portfolio investment average, interest on investment securities reached Ps 416.6 billion in 2007, increasing 52.5% as compared to 2006, of which 21.9% is related to the acquisition of Banagrícola, reflecting a more stable year for interest on investment securities as compared to 2006. In 2006, the prices of Colombian public bonds decreased significantly, adversely affecting the mark to market valuation of those securities and the Bank’s interest on investments.
On the other hand, interest expenses reached Ps 2,753.3 billion in 2008, up 37.5% compared to the figure for 2007, driven by higher interest paid for deposits and Bonds which grew 43.23% and 66.3% respectively. Interest paid on liabilities increased Ps 751.2 billion during the same period, driven mainly by an increase in the volume of such liabilities, particularly peso denominated time deposits. Of the Ps 751.2 billion increase in interest expense, Ps 659.5 billion correspond to an increase in volume and Ps 92.0 billion correspond to an increase in interest rates.
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
In 2007, interest paid out on savings accounts and time deposits experienced an increase of 74.5% and 77.7%, respectively, as compared to 2006 of which 3.8% and 30.3% respectively, are related to the acquisition of Banagrícola. Such increase was mainly as a result of higher interest rates combined with an increasing volume of deposits. On a consolidated basis, the average nominal interest rate paid on savings accounts increased from 3.2% in 2006 to 4.0% in 2007, and the rate paid for time deposits increased from 6.5% in 2006 to 7.5% in 2007. The average total interest paid for interest-bearing liabilities rate increased from 5.3% in 2006 to 6.2% in 2007.
Net interest income for the year 2008 totaled Ps 3,560.4 billion, increasing 26.8% as compared to the same figure for 2007, driven by the 18.4% loan growth and higher margins during the period. Net interest margin increased from 6.8% in 2007 to 7.4% in 2008 due to higher interest spreads in the loan portfolio and a steady income from investment securities despite more volatile bond market conditions.
For the year ended December 31, 2007, net interest income increased 58.9% as compared to the same figure for the year 2006 of which 19.5% is related to the acquisition of Banagrícola. The increase is driven by a higher average loan portfolio for the year, higher interest rates and a better performance of the investment portfolio. As of December 31, 2007, the net interest margin was 7.6%. This number represents an increase when compared to the 6.2% recorded for the year ended as of December 31, 2006.

Fees and Income from Services
For the year ended December 31, 2008, net fees and income from services totaled Ps 1,313.6 billion, increasing 13.3% as compared to the same period of 2007. Fee revenue performance was driven by credit and debit card fees, which totaled Ps 446.6 billion for the year ended December 31, 2008, increasing 52.1% as compared to the same period last year, fees related to fiduciary activities that totaled Ps 98.8 billion in 2008, increasing 42.8% as compared to 2007 (driven by increasing assets under management), and fees related to collection and payment service which totaled Ps 157.3 billion in 2008, increasing 20.6% as compared to the same period last year. Net fees and income from services performance was impacted by lower credit card merchant fees which totaled Ps 32.2 billion for the year ended December 31, 2008, decreasing 17.8% as compared to the same period last year, and by fees and other services expenses which totaled Ps 134.9 billion in the year ended December 31, 2008, increasing 15.9% as compared to 2007.
Net fees and income from services, net, amounted to Ps 1,170 billion during 2007, increasing 34.8% as compared to Ps 868 billion for 2006 of which 24.2% is related to the acquisition of Banagrícola. Fees and other service income increased 37.0% totaling Ps 1,286,202 million in 2007 as compared to Ps 938,527 million in 2006.
This increase was due to the better performance of commissions from banking services and other services, which increased 99.9% during the year 2007, of which 37.8% is related to the acquisition of Banagrícola, the increase of collections and payment fees in 70.6% and an increase of credit and debit card fees of 8.4%.. On the other hand, net fees and income from services were affected negatively by the sale in late 2006 of Almacenar S.A., a former subsidiary. Following such sale, the Bank did not have any income from warehouse services in 2007, while such services represented 6.2% of the total fees and other service income for 2006.
Other Operating Income
Total other operating income totaled Ps 650.4 billion in 2008, increasing 85.5% compared to the Ps 350.6 billion for 2007.
This result was positively impacted by sales of equity securities, as the Bank recorded gains on sales of investment securities of Ps 92.1 billion driven by the sale of interest in Multienlace S.A., and negatively impacted by rule changes in the rules concerning valuation methodologies for derivative instruments issued by the Superintendency of Finance in 2008.
During 2008, Bancolombia sold 100% of its interest in Multienlace S.A, a company that provides business process outsourcing and call center services to corporate clients.
In 2008, net foreign exchange gains reached Ps 113.6 billion driven by the peso depreciation that took place over the year as this line item aggregates net gains (or losses) of the peso conversion of U.S. dollar denominated assets and liabilities, trading gains, and foreign currency sales profits. Bancolombia usually hedges its currency exposure by establishing an opposite position in its derivative portfolio in order to minimize its exposure to drastic movements in exchange rates. Accordingly, exchange rate movements tend to have an opposite effect on the line item for derivative financial instruments compared to the effect produced on the line item for net foreign exchange gains.
During 2008, the Superintendency of Finance issued external circulars number 025, 030, 044 and 063 (the “2008 External Circulars”) establishing new guidelines for the valuation of derivatives and structured products. Bancolombia adopted a new methodology to value its portfolio of derivatives and structured products, in accordance with the 2008 External Circulars. As a result of this change, Bancolombia’s balance sheet and financial results were impacted by a reduction in the carrying value of derivatives totaling Ps 145 billion in the 2008 fiscal year, resulting in a reduction in income of Ps 145 billion in the year 2008. Nevertheless, income from derivative financial instruments amounted to Ps 142.4 billion for the year ended December 31, 2008, a stable outcome as compared to Ps 141.9 billion of income presented in this line item for 2007.

Total other operating income amounted to Ps 350.6 billion for the year ended December 31, 2007, increasing 29.2% as compared to Ps 271.4 billion for the year ended December 31, 2006 of which 2.2% is related to the acquisition of Banagrícola. In 2007, other operating income was driven by foreign currency forward contracts which had a dynamic year, especially in the Colombian Peso exchange market in which Bancolombia is a leader given its broad customer base and its contract size capacity. On the other hand, revenues from commercial subsidiaries increased, due to the consolidation of Sutecnologia S.A., a company in which Leasing Bancolombia previously had a minor stake and the organic growth at the rest of the Bank’s commercial subsidiaries.
Provisions Charges
During 2008, Bancolombia adjusted the parameters of the provisioning models used for the calculation of provision charges in Bancolombia (unconsolidated), Sufinanciamiento,and Leasing Bancolombia. The new parameters are stricter than the minimum parameters defined by the Colombian regulators and are aimed at increasing coverage.
As a result, total net provisions charges for the year 2008 amounted to Ps 1,133.2 billion, increasing 89.8% as compared to 2007. The higher level of provision charges during the year were driven by the deterioration in asset quality as shown by increase in past due loans derived from lower economic activity and higher interest rates in the economy. Delinquencies ratio (loans overdue more than 30 days) reached 3.64% by the end 2008, up from the 2.93% ratio recorded by the end of 2007. At the same time, charge-offs of bad loans totaled Ps 547.9 billion during 2008, increasing from the Ps 186.3 billion presented in the year 2007.
These adjustments enabled the Bank to maintain the level of coverage, measured as the ratio of allowances for loans and financial leases losses accrued interest losses to past due loans, close to 135% by the end of 2008, showing the strength of Bancolombia’s balance sheet. Allowances for loans and financial leases losses increased to Ps 2,134.4 billion during 2008 (4.8% of gross loans and financial leases), increasing 46.5% compared to the figure presented by the end of 2007. The higher provision charges also reflect the increase in the size of the loan portfolio during the year 2008 as loans increased 18.4% during the period.
Recovery of charged-off loans reached 108.1 billion during 2008, increasing 20.2% as compared to the figure for 2007.
Overall, the Bank faced higher credit cost during the year although some of it is due to a conservative effort to maintain the level of reserves. Given the current challenges of the general economic environment, the Bank expects credit cost to remain high during 2009.
The risk policies implemented by the Bank assisted in preserving the integrity of its balance sheet, although the Bank was impacted by the effects of monetary contraction, the increase in interest rates and the slowdown of the overall economy.
Likewise, its risk policies assisted in protecting the Bank from various unlawful deposit schemes that occurred in Colombia during 2008, which reduced savings capacity of consumers in certain regions of the country, and affecting the payment ability of some of the Bank’s clients, whose small businesses were consequently affected. Bancolombia’s loan portfolio was not significantly affected by these events.
Net provisions for the year ended December 31, 2007 amounted to Ps 597 billion, increasing 297.5% as compared to Ps 150 billion for the year ended December 31, 2006 of which 82.9% is related to the acquisition of Banagrícola. The variation is due to higher interest rates in Colombia and the corresponding direct effect on past due loans, a higher participation of the retail and SME in the loan portfolio and the impact of adjustments made last year. During 2007, Bancolombia made adjustments to fulfill the current requirements of the Superintendency of Finance regarding provision charges, including the application in the third quarter of 2007 of a new reference model for the calculation of provisions for commercial loans, which resulted in an increase in provision charges. The adjustment includes the following: the partial adjustment of Banagrícola’s allowances to Colombia’s regulatory framework, causing additional non-recurrent provisions, the application of a new methodology when calculating provisions for commercial loans based on a reference model developed by the Superintendency of Finance and the changes to the applicable allowance percentage formula for consumer loans, which increased these percentages for the loans classified as “A” and “B”.

Operating expenses
For the year ended December 31, 2008, total operating expenses amounted to Ps 2,640 billion, increasing 16.2% as compared to the year ended December 31, 2007. The increase in operating expenses was driven by administrative and other expenses that totaled Ps 1,269.0 billion for 2008, increasing 18.5% as compared to the same period last year. Personnel expenses (the sum of salaries and employee benefits, bonus plan payment and compensation) totaled Ps 1,077.9 billion for the year 2008, increasing 14.3% as compared to 2007. Personnel expenses were primarily driven by bonus plan payments which are part of Bancolombia’s variable compensation program.
For the year ended December 31, 2008, efficiency, measured as the ratio of operating expenses to net operating income, improved for the second consecutive year falling to 47.8% in 2008, from 53.0% in 2007.
Total operating expenses for the year ended December 31, 2007 amounted to Ps 2,271.7 billion, increasing 21.4% as compared to the Ps 1,871.0 billion for the year ended December 31, 2006 of which 16.9% is related to the acquisition of Banagrícola. This performance is explained mainly by a lower rate of increase in administrative expenses during 2007 due to the implementation of cost control program. In addition, and, to a lesser extent the sale of Almacenar S.A. positively affected this line item as its expenses were no longer consolidated in 2007, due to the sale of this company. In contrast, Personnel expenses (the sum of salaries and employee benefits, bonus plan payment and compensation) recorded in 2007 increased 28.6% as compared to 2006, of which 14.3% is related to the acquisition of Banagrícola. This increase is mainly explained by higher payouts under the bonus plan and variable compensation due to the Bank’s improved 2007 results. For further information on the bonus plan see “Item 6.B Compensation of Directors and Officers”. Administrative and other expenses increased 21.4% compared to the same period of 2006, of which 14.4% is related to the acquisition of Banagrícola. A lower rate of increase for administrative and other expenses compared to the 11.2% increase in the previous year, is the result of a stricter policy concerning expenses implemented in 2007. The Bank’s ratio of operating expenses to net operating income improved for the year 2007 reaching 53.0%, a lower ratio than the 64.4% from 2006. The Bank’s operating expenses as a percentage of its average total assets, was 5.3% for the year 2007, a decline as compared to the 5.8% for the year 2006.
The following table summarizes the principal components of Bancolombia’s operating expenses for the last three fiscal years:

	Year ended December 31,
	2006		2007(1)		2008
	(Ps million)

Operating expenses:
Salaries and employee benefits	Ps	690,117	Ps	835,150	Ps	928,997
Bonus plan payments		35,771		84,226		125,393
Compensation		6,375		23,463		23,539
Administrative and other expenses		882,182		1,070,845		1,268,982
Deposit security, net		67,813		49,113		52,151
Donation expenses		22,596		15,375		26,653
Depreciation		104,553		122,835		141,133
Merger expenses		35,779		—		—
Goodwill amortization		25,814		70,411		73,149

Total operating expenses	Ps	1,871,000	Ps	2,271,418	Ps	2,639,997

(1)
The operating expenses for the year ended 2007 were modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans. No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that period, and accordingly, would not be material for comparative purposes.

Merger Expenses and Goodwill Amortization
For the year ended December 31, 2008, goodwill amortization amounted to Ps 73.1 billion, increasing 3.9% as compared to the Ps 70.4 billion presented for the year 2007. For the year ended December 31, 2006, goodwill amortization amounted to Ps 25.8 billion. The higher level of goodwill amortization presented in the periods 2008 and 2007 in comparison with the level in 2006 is explained by the effect of the acquisition of Banagrícola in 2007 and its effect on the amount of goodwill. During 2008, Bancolombia completed the amortization of goodwill recorded in connection with the acquisition of Banco de Colombia S.A. occurred in the year 1998. As of December 31, 2008, outstanding goodwill totaled Ps 1,008.6 billion, which represents 1.8% of the Bank’s total assets and primarily comprises the goodwill related to the acquisition of Banagrícola which will be amortized over 20 years beginning in May 2007.
Non-Operating Income (Expenses)
Non-operating income (expenses) includes gains/losses from the sale of foreclosed assets, property, plant and equipment and other assets and income (expense) from minority interests.
Net non-operating income at December 31, 2008 totaled Ps 13.4 billion, increasing as compared to net non-operating income of Ps -1.2 billion in 2007, but decreasing as compared to net non-operating income of Ps 38.9 billion in 2006.
The following table summarizes the components of Bancolombia’s non-operating income and expenses for the last three fiscal years:

	Year ended December 31,
	2006		2007(3)		2008
	(Ps million)
Non-operating income (expenses), net:
Other income(1)	Ps	194,589	Ps	93,294	Ps	172,550
Minority interest		(6,352)		(13,246)		(18,511)
Other expenses(2)		(149,243)		(81,236)		(140,662)

Total non-operating income (expenses), net	Ps	38,994	Ps	(1,188)	Ps	13,377

(1)
For 2008 and 2007, includes gains on sale of foreclosed assets, property, plant and equipment and other assets, securitization residual benefit, insurance contracts sale and rent. For 2006, includes recovery of deferred tax liability of Ps 98,788 million recorded in 2005 by the Bank.

(2)	Other expenses include operational losses and losses from the sale of foreclosed assets, property, plant and equipment and payments for fines, sanctions, lawsuits and indemnities.

(3)
The non-operating income (expenses), net for the year ended 2007 was modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans. No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that period, and accordingly, would not be material for comparative purposes.

Income Tax Expenses
Income tax expense for the fiscal year 2008 amounted to Ps 474.1 billion, representing an increase of 31.0% as compared to the Ps 361.9 billion for fiscal year 2007. In fiscal year 2006, such income tax expense amounted to Ps 174.9 billion. Income tax for 2008, as were the cases in 2007 and in 2006, was calculated based on net taxable income.
Law 788 of 2002 established a surcharge tax that increased the income tax rate for corporations from 35% to 38.5% until December 31, 2006. This surcharge tax, however, did not apply to those corporations that had been accepted in the stability regime established by the Colombian law. Bancolombia (unconsolidated), Leasing Bancolombia, Fiduciaria Bancolombia and Banca de Inversión entered into a contract with the Government of Colombia in order to be subject to the tax stability regime for ten years beginning on January 2001. Law 1111 of 2006 established a new income tax rate in Colombia of 34% for the year 2007 and 33% for the year 2008 and beyond.

However, pursuant to the tax stability regime, Bancolombia (unconsolidated), Leasing Bancolombia, Fiduciaria Bancolombia and Banca de Inversión agreed to be taxed 2 percentage points above the current applicable income tax rate in Colombia. Consequently, Bancolombia (unconsolidated), Leasing Bancolombia, Fiduciaria Bancolombia and Banca de Inversión were taxed at a total income tax rate of 37% for the fiscal year 2006, 36% for the fiscal year 2007, and 35% for the year 2008 and beyond, in exchange for exemption from increases in the income tax rate and from any other new taxes until December 31, 2010 (December 31, 2009 in the case of Fiduciaria Bancolombia).
RESULTS BY SEGMENT
The Bank manages its business through six main operating segments: Retail and Small Business Banking, Corporate and Governmental Banking, Treasury, Offshore Commercial Banking, Leasing, and All Other Segments. For a full description of the Bank’s operating segments please see “Item 4. History and Development of the Company — B. Business Overview — B.3 — Bancolombia’s Business”.
The following discussion should be read in conjunction with Bancolombia’s segment disclosure presented in the notes to the audited consolidated financial statements, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP — Summary of Significant differences and required U.S. GAAP disclosures — x). — Segments Disclosure” for the year period ended December 31, 2006, 2007 and 2008.
Retail and Small Business Banking:
Net income after eliminations of intersegment profit for the Retail and Small Business Banking segment totaled Ps 392.6 billion for the year ended December 31 2008, representing 30.4% of Bancolombia’s total net income and increasing 20.7% compared to the Ps 325.3 billion reported for the year ended December 31, 2007.
Operating income for the Retail and Small Business Banking segment after eliminations (which includes revenues from external customers, net interest revenue, and the distribution of treasury funds) reached Ps 2,900.7 billion during 2008, increasing 30.8% as compared to the figures for 2007. This increase was driven mainly by net interest revenue of Ps 2,127.8 billion during the period and also by revenues from external customers, which amounted to Ps 913.3 billion. This change is explained primarily by the growth of the segment’s loan portfolio, combined with higher spreads.
The year 2008 was characterized by high credit cost for the segment as provisions for loans losses increased from Ps 421.6 billion in 2007 to Ps 802.2 billion in 2008 (an increase of 90.3%) driven by higher delinquency rates as a result of lower economic activity.
Expenses (which are composed of administrative and other expenses, and depreciation and amortization expense) reached Ps 1,647.2 billion in 2008, increasing 17.3% as compared to the figures for 2007, driven primarily by administrative and other expenses which amounted to Ps 1,595.3 billion during the period.
Net income after eliminations of intersegment profit for the Retail and Small Business Banking segment totaled Ps 325.3 billion for the year ended December 31 2007, representing 29.9% of Bancolombia’s total net income for that year and decreasing 4.2% compared to the Ps 339.6 billion reported for the year ended December 31, 2006.
Corporate and Governmental Banking:
Net income after eliminations of intersegment profit for the Corporate and Governmental Banking segment totaled Ps 308.0 billion in the year ended December 31, 2008, representing 23.9% of the Bank’s total net income and increasing 0.1% compared to the Ps 307.6 billion reported for the year ended December 31, 2007.
Operating income after eliminations reached Ps 1,143.6 billion during 2008, increasing 23.4% as compared to 2007. This increase was mainly driven by higher net interest revenue of Ps 1,165.0 billion during the period, and higher revenues from external customers of Ps 206.5 billion.

The Corporate and Governmental Banking segment presented high credit cost in 2008. Provisions for loans losses reached Ps 330.1 billion during the year, increasing 75.8% as compared to 2007 driven by increasing past due loans. Additionally, expenses totaled Ps 414.0 billion in 2008, increasing 16.4% compared to 2007. This increase in expenses is explained primarily by administrative expenses totaling Ps 370.4 billion for the year 2008, which were up 18.0% compared to 2007.
Net income after eliminations of intersegment profit for the Corporate and Governmental Banking segment totaled Ps 307.6 billion for the year ended December 31 2007, representing 28.3% of Bancolombia’s total net income for that year and increasing 30.5 % compared to the Ps 235.7 billion reported for the year ended December 31, 2006.
Treasury:
Net income after eliminations of intersegment profit for the Treasury segment totaled Ps 231.3 billion in the year ended December 31, 2008, representing 17.9% of the Bank’s total net income and decreasing 0.5% compared to the Ps 232.4 billion reported for the year ended December 31, 2007.
Operating income reached Ps 370.7 billion in 2008, increasing 17.5% as compared to 2007, driven by distribution of treasury funds of Ps 532.6 billion, and revenues from external customers of Ps 14.2 billion, but offset by a negative net interest revenue of Ps 176.1 billion explained to a large extent by the negative impact caused by the rule changes concerning valuation methodologies for derivative instruments.
Recoveries of provisions for credit losses reached Ps 11.3 billion during 2008. On the other hand, expenses totaled Ps 75.9 billion during the year, increasing 67.7% compared to 2007, driven primarily by administrative and other expenses which amounted to 67.3 in 2008.
Net income after eliminations of intersegment profit for the Treasury segment totaled Ps 232.4 billion for the year ended December 31 2007, representing 21.4% of Bancolombia’s total net income and increasing 498.5 % compared to the Ps 38.8 billion reported for the year ended December 31, 2006. This increase is mainly explained by the relatively stable income generated by the debt securities portfolio in 2007 after the poor performance of bond prices in 2006.
Offshore Commercial Banking:
The Offshore Commercial Banking segment recorded a net loss after eliminations of intersegment profits of Ps 14.9 billion for the year ended December 31, 2008, decreasing as compared to the Ps 72.3 billion net income reported for the year ended December 31, 2007.
Operating income after eliminations totaled Ps 51.1 billion during 2008, decreasing 51.4% as compared to the figures for 2007. This decrease is explained by a significant fall in net interest revenue which totaled Ps 45.8 billion, a decrease of 50.9% compared to 2007. During 2008, Bancolombia Panamá’s results (a significant portion of this segment) were affected by higher interest expenses that produced lower margins, and by lower revenue from dividends as Banco Agrícola did not pay dividends during 2008. The performance of Bancolombia Panamá included in this segment refers only to the results reported by Bancolombia Panamá’s offshore commercial banking activities and does not consolidate the results of Banagrícola.
Provisions for loan losses totaled Ps 16.0 billion during 2008, decreasing 17.0% compared to 2007. Additionally, expenses totaled Ps 69.4 billion in 2008, increasing 119.7% compared to 2007. This increase is explained primarily by depreciation and amortization expenses totaling Ps 57.4 billion for the year 2008 of which Ps 43.3 billion (U.S. 22 million) are related to the amortization of the goodwill generated in connection with the acquisition of Banagrícola.
Net income after eliminations of intersegment profit for the Offshore Commercial Banking segment totaled Ps 72.3 billion for the year ended December 31 2007, representing 6.7% of Bancolombia’s total net income for that year and decreasing 42.4 % compared to the Ps 125.6 billion reported for the year ended December 31, 2006.

Leasing:
This segment reflects the operations of Bancolombia’s subsidiaries that offer financial and operational leases: Leasing Bancolombia, Renting Colombia., Renting Perú S.A., Tempo Rent a Car, Capital Investment Safi S.A, Suleasing International USA Inc., and Arrendadora Financiera S.A.
Net income after eliminations of intersegment profit for the Leasing segment totaled Ps 152.1 billion for the year ended December 31, 2008, representing 11.8% of Bancolombia’s total net income and increasing 16.5% compared to the Ps 130.5 billion reported for the year ended December 31, 2007.
Operating income after eliminations totaled Ps 532.6 billion during 2008, increasing 68.6% as compared to 2007. This increase is mainly explained by revenues from external customers totaling Ps 245.7 billion driven by the increasing operating lease business, as well as by higher interest revenue totaling Ps 286.8 billion from the financial lease business.
Provisions for loan losses totaled Ps 143.2 billion during 2008, increasing 32.0% compared to the figure for 2007. Additionally, expenses totaled Ps 256.7 billion in 2008, increasing 151.3% compared to last year. This increase is explained primarily by administrative and other expenses totaling Ps 157.7 billion for the year 2008, and depreciation and amortization expenses which reached Ps 99.0 billion and which were impacted by the dynamic growth of the operating lease business.
Net income after eliminations of intersegment profit for the Leasing segment totaled Ps 130.5 billion for the year ended December 31 2007, representing 12.0% of Bancolombia’s total net income and increasing 95.6 % compared to the Ps 66.7 billion reported for the year ended December 31, 2006.
All Other Segments:
This segment reflects the remaining operations of Bancolombia, including: Banca de Inversión, Valores Bancolombia, Fiduciaria Bancolombia, Banco Agrícola, Asesuisa, Asesuisa Vida, AFP Crecer S.A, FCP Colombia Inmobiliaria, Inversiones Financieras Banco Agrícola S.A., Bursabac S.A. de C.V., Inmobiliaria Bancol S.A., Valores Simesa S.A., Inversiones CFNS Ltda., Todo Uno Colombia S.A., Inversiones IVL S.A, Transportes Empresariales de Occidente Ltda., and Fiduciaria GBC S.A. The Bank’s corporate headquarters are included in this segment as well. In addition, dividends received by the Bank are included in this segment.
Net income after eliminations of intersegment profit for this segment totaled Ps 221.4 billion for the year ended December 31, 2008, representing 17.2% of the Bank’s total net income and increasing Ps 202.8 billion compared to the Ps 18.7 billion reported for the year ended December 31, 2007. This increase was driven by higher dividends received by the Bank, higher fees for asset management, trust services and investment banking, higher insurance premiums received by its insurance business in El Salvador, and lower expenses for contact center services (the expenses related to operating this business were no longer consolidated into this segment following the sale of Multienlace S.A. in 2008).
Net income after eliminations of intersegment profit for the All Other Segments segment totaled Ps 18.7 billion for the year ended December 31 2007, representing 1.7% of Bancolombia’s total net income for that year and increasing 132.8 % compared to the Ps 56.9 billion loss reported for the year ended December 31, 2006. This increase is explained by the positive impact that the insurance and pension management businesses had on this segment after the acquisition of Banagrícola in 2007.

B. LIQUIDITY AND CAPITAL RESOURCES
B.1. LIQUIDITY AND FUNDING
The policies regarding liquidity and funding are determined by the Bank’s asset and liability committee (“ALCO”) in accordance with the Bank’s desired balance sheet structure. Bancolombia uses a variety of funding sources to generate liquidity taking into consideration market conditions, interest rates, liquidity needs and the desired maturity profile of funding instruments. Consequently, policies are set to achieve an optimal match between assets and liabilities profile regarding maturities, interest rates and currency exposure.
One of Bancolombia’s main strategies is to maintain a solid liquidity position, thus, ALCO has established a minimum amount of liquid assets, calculated in relative terms to the total assets, in order to guarantee the proper operation of banking activities such as lending and withdrawals of deposits, protect capital and take advantage of market opportunities. ALCO has delegated the short term liquidity assessment task to a smaller committee called the liquidity committee which revises strategies and policies in that respect.
During 2008, the Central Bank undertook several measures to support the proper functioning of Colombia’s financial system. On October 24, 2008, ordinary reserve requirements were reduced and modified as follows (i) 11% for demand deposits (previously 11.5%); (ii) 4.5% for time deposits under 540 days (previously 6%). Subsequently, the Central Bank’s overnight lending rate was reduced by 50 basis points in December 19, 2008 for the first time since April 2006. This decision was followed by additional reductions which have fixed the Central Bank’s overnight lending rate at 4.50% compared to 10% recorded in December 2008. As a result of these measures, the Colombian financial system has been relatively liquid in recent months and interbank lending rates have tended to maintain historical spreads with the Central Bank overnight lending rate.
As of December 31, 2008, Bancolombia’s liabilities reached Ps 55,666 billion, increasing 18.6% as compared to the end of 2007. Liabilities denominated in pesos, which represent 69.8% of total liabilities, increased 19.7% as compared to the end of 2007.
Bancolombia’s principal sources of funding are short-term deposits, which are primarily composed of time deposits, checking accounts, and savings accounts. The Bank experienced, during 2008, a positive evolution of deposit growth which reached Ps 40,384 billion (65.4% of assets) by the end of the year, increasing 17.5% as compared to the end of 2007. Deposits denominated in pesos, which constituted 72.7% of the total deposits, increased 19.1% as compared to the end of 2007.
The following table sets forth checking accounts, time deposits and saving deposits as a percentage of Bancolombia’s overall deposits for the years, 2006, 2007 and 2008:

	2006	2007	2008
Checking deposits	18.4%	15.6%	13.9%
Time deposits	25.3%	32.5%	35.4%
Saving deposits	34.4%	28.7%	26.6%
As a consequence of the Central Bank’s restrictive monetary policy and the establishment of higher reserve requirements during 2007 and 2008, the Bank experienced changes in its deposits composition. In fact, time deposits reached 35.4% of total deposits by the end of 2008, increasing their share from 25.3% at the end of 2006.
The Bank also used borrowings from domestic development banks which amounted to Ps 3,871 billion at the end of 2008 and represented a good quality source of funding provided by governmental entities in order to promote lending activities within specific sectors of the Colombian economy. Due to the fact that this funding is fully matched with related loans in terms of maturity and interest rates, the Bank takes into account this line item of funding when calculating the loans to deposit ratio. As of December 31, 2008, the ratio of net loans to deposits (including loans from development banks) was 96%.

Despite tighter general liquidity conditions for U.S. dollar denominated funds in 2008, Bancolombia continued to have access to sources of funding in U.S. dollars. In fact, U.S. dollar denominated loans from other banks increased 23.8% as compared to 2007.
In addition to the main sources of funding described above, the Bank uses:
•	Its debt securities portfolio as a source of short-term liquidity by engaging in repurchase agreements transactions, overnight-loan funds and Central Bank’s funds.

•
The issuance of bonds on a regular basis to reduce the maturity mismatch between assets and liabilities, reducing the liquidity risk. During 2008, Bancolombia obtained funds from an issuance of ordinary notes with an aggregate principal amount of Ps 600 billion in a public offering in Colombia. As of December 31, 2008, the total outstanding aggregate principal amount of bonds issued by Bancolombia was Ps 3,643 billion. Additionally, on March 4, 2009, Bancolombia issued subordinated ordinary notes (with maturity of 10-15 years) with an aggregate principal amount of Ps 400 billion.

Overall, the Bank’s funding structure did not change substantially in 2008. The Bank still relies on short term deposits as its major source of funds as it has done in the past. The Bank’s strategy will continue to focus on maintaining a solid liquidity position, taking advantage of the stable deposits derived from a broad base of customers, ample geographical coverage, and diverse alternative funding sources, which has enabled Bancolombia to fulfill its contractual obligations.
Bancolombia’s credit ratings by Moody’s investors service improved recently. On may 2009, Moody’s Investors Service (“Moody’s”) upgraded from D to D+, Bancolombia S.A.’s financial strength rating (“BFSR”). The outlook on the BFSR was changed to “stable”, from “positive”.
Bancolombia’s long-term and short-term local currency deposit ratings of “Baa2” and “Prime- 3”, as well as the long-term and short-term foreign currency deposit ratings of “Ba2” and “Not Prime” were affirmed by Moody’s. Bancolombia’s foreign currency subordinated debt rating of“Baa3” was also affirmed with a stable outlook by the rating firm.
On the other hand, Fitch Ratings affirmed on June 2009 Bancolombia’s long- and short-term Issuer Default Ratings (IDRs) and outstanding debt ratings as follows: Long-term foreign currency IDR at ‘BB+’; Short-term foreign currency IDR at ‘B’; Long-term local currency IDR at ‘BB+’; Short-term local currency IDR at ‘B’; Individual at ‘C/D’; Support at ‘3’; Support Floor at ‘BB-’. at the same time the rating for Bancolombia’s subordinated debt maturing May 2017 was affirmed at ‘BB’. The Rating Outlook is Stable.
A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency, and each rating should be evaluated independently of any other rating.
Bancolombia’s management believes that the current level of liquidity is adequate, and will seek to maintain its solid deposit base and the access to alternative sources of funding such as borrowings from domestic development banks, repurchase agreements, bond issuances, overnight funds, and Central Bank funds, in light of market conditions, interest rates, and the desired maturity profile of liabilities.
Bancolombia S.A. and its subsidiaries comply with the capital adequacy requirements in their respective country of operations. On a consolidated basis, the Bank’s technical capital ratio was 11.24%, as of December 31, 2008, exceeding the requirements of the Colombian government and the Superintendency of Finance by 224 basis points. For a full description of our capital adequacy requirements please see “Item 4. History and development of the company — B. Business Overview - B.7 — supervision and regulation”.

Cash flows for the Bank include net cash provided for operating activities, net cash used in investing activities and net cash provided by financing activities. The following table shows those flows for the years ended December 31, 2006, 2007 and 2008:

Ps million	2006	2007	2008
Operating activities	(973,836)	(912,668)	(7,133)
Investing activities	2,699,518	(271,053)	(1,602,345)
Financial activities	(1,449,338)	4,405,742	2,000,666
Net increase in cash and cash equivalents	276,344	3,222,021	391,188
During fiscal year 2008, operating activities generated an outflow approximately of Ps 7.1 billion of Colombian pesos, significantly lower than the Ps 912.6 billion outflow presented in 2007. In 2008, there was an important decline in cash used to finance growth in the loan portfolio due to a reduction in the demand for credit. On the other hand, cash demanded by asset growth was provided by the combination of deposit growth and the operating results of the Bank reducing the amount of net cash demanded by operating activities. The reduction of purchases in other assets also explains the decline in cash used in operating activities.
The Bank’s investing activities demanded net cash of Ps 1,602 billion in 2008 driven by the increase of investment securities, in order to manage the Bank’s interest rate and liquidity risks. The increase of property and equipment during the period also explains the cash flow from investing activities.
The financing activities of the Bank include the issuance of long term debt and the issuance of preference and common shares. In 2008, net cash provided by financing activities was Ps 2,001 billion due to an increase in liabilities related to inter-bank borrowings, long term debt and borrowings from domestic development banks. The following table sets forth the components of the Bank’s total funding for the years 2006, 2007 and 2008:
The following table sets forth the components of the Bank’s total funding for the years 2006, 2007 and 2008:

	As of December 31,
			% of total			% of total			% of total
	2006		funding	2007		funding	2008		funding
	(Ps million, except percentages)
Checking deposits
Peso-denominated	Ps	4,473,717	15.3%	Ps	5,143,200	11.7%	Ps	5,365,391	10.2%
U.S. dollar-denominated		892,137	3.1%		1,725,075	3.9%		1,935,659	3.7%

Total		5,365,854	18.4%		6,868,275	15.6%		7,301,050	13.9%

Time deposits
Peso-denominated		5,513,961	18.9%		8,499,055	19.3%		11,804,875	22.4%
U.S. dollar-denominated		1,863,625	6.4%		5,805,672	13.2%		6,847,863	13.0%

Total		7,377,586	25.3%		14,304,727	32.5%		18,652,738	35.4%

Savings deposits
Peso-denominated		9,863,370	33.9%		10,652,306	24.1%		11,928,822	22.7%
U.S. dollar-denominated		150,514	0.5%		2,044,982	4.6%		2,068,248	3.9%

Total		10,013,884	34.4%		12,697,288	28.7%		13,997,070	26.6%

Other deposits
Peso-denominated		369,567	1.3%		360,950	0.8%		272,755	0.5%
U.S. dollar-denominated		89,576	0.3%		142,910	0.3%		160,787	0.3%

Total		459,143	1.6%		503,860	1.1%		433,542	0.8%

	As of December 31,
			% of total			% of total			% of total
	2006		funding	2007		funding	2008		funding
	(Ps million, except percentages)
Interbank Borrowings
Peso-denominated		—	0.0%		—	0.0%			0.0%
U.S. dollar-denominated		1,066,845	3.7%		1,506,611	3.4%		2,077,291	3.9%

Total		1,066,845	3.7%		1,506,611	3.4%		2,077,291	3.9%

Repurchase agreement and interbank funds (1)
Peso-denominated		716,940	2.5%		1,199,021	2.7%		1,646,924	3.1%
U.S. dollar-denominated		290,105	1.0%		806,469	1.8%		917,284	1.7%

Total		1,007,045	3.5%		2,005,490	4.5%		2,564,208	4.8%

Borrowings from development and other domestic banks (1)
Peso-denominated		2,446,597	8.4%		2,780,971	6.3%		3,210,780	6.1%
U.S. dollar-denominated		2,984	0.0%		563,664	1.3%		659,854	1.3%

Total		2,449,581	8.4%		3,344,635	7.6%		3,870,634	7.4%

Bank acceptances outstanding
Peso-denominated		2,419	0.0%		12,957	0.0%		—	0.0%
U.S. dollar-denominated		61,611	0.2%		42,251	0.1%		56,935	0.1%

Total		64,030	0.2%		55,208	0.1%		56,935	0.1%

Long term debt
Peso-denominated		1,302,702	4.5%		1,425,109	3.2%		1,957,310	3.7%
U.S. dollar-denominated		—	0.0%		1,425,621	3.2%		1,686,176	3.2%

Total		1,302,702	4.5%		2,850,730	6.4%		3,643,486	6.9%

Total funding
Peso-denominated		24,689,273	84.8%		30,073,569	68.1%		36,186,857	68.8%
Dollar-denominated		4,417,397	15.2%		14,063,255	31.9%		16,410,097	31.2%

Total	Ps	29,106,670	100.0%	Ps	44,136,824	100.0%	Ps	52,596,954	100.0%

(1)	Includes borrowings from commercial banks and other non-financial entities.
B.2. FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES
The Bank’s treasury division is able to carry out all transactions in local or foreign currency that are legally authorized in Colombia. These include derivative transactions, purchase and sale of fixed income securities and indexed securities, repurchase or resale transactions, short sales, temporary securities transfers, simultaneous transactions, and transactions on the foreign currency exchange market.
The Bank monitors treasury division activities through policies regarding management of liquidity, market, legal, credit and operational risks. Such policies are monitored by the vice president of risk management.
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

As further described in “Item 11. Quantitative and Qualitative Disclosure About Market Risk”, the market risk stated in the treasury book is measured using methodologies of value at risk (VaR), and the positions limits are based on the results of these methodologies. Bancolombia has defined VaR limits that follow a hierarchical structure, which avoid the concentration of the market risk in certain groups of assets and also take advantage of the portfolio diversification. In addition to VaR limits, Bancolombia also uses stop loss advisories to inform senior management when losses are close to certain established thresholds in the trading book. Moreover, for the options portfolio Bancolombia has set limits based on the sensitivity of the portfolio to the underlying, volatility and interest rates. As part of its operation the Bank’s holds cash and cash equivalents primarily in Colombian pesos and U.S. dollars. Nonetheless, those positions, as well as any other currency position, are determined by the treasury division in connection with the Bank’s currency risk assessment and management. Specifically, Bancolombia’s exposure to currency risk primarily arises from changes in the U.S. dollar/Ps exchange rate. The exposure to currency risk is managed by Bancolombia’s treasury division. Bancolombia uses a VaR calculation to limit the exposure to currency risk of its balance sheet. These limits are supervised on a daily basis by Bancolombia’s Market Risk Management Office. The Bank’s treasury division manages a derivative portfolio which includes forward agreements in foreign currency with the purpose of hedging its currency exposure.
B.3. COMMITMENT FOR CAPITAL EXPENDITURES
See “Item 4. Information on the Company — A. History and Development of the Company — Capital Expenditures and Divestitures”.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Bancolombia does not have any significant policies or projects relating to research and development.
D. TREND INFORMATION
Several factors could affect the Bank’s future results of operations and liquidity and capital resources, including: the Colombian and Salvadorian economic environment, the effects of interest rate variation on the Bank’s net interest income, behavior of asset quality and provisions, among others. In addition, the weak outlook for the global economy in 2009 could further impact Colombian and Salvadorian economic activities, which could in turn result in a negative effect on Bancolombia’s results. Furthermore, if the Central Bank continues lowering its reference interest rate, the Bank’s margins could be negatively affected. Lower economic activity in the countries where the Bank operates could put pressure on the asset quality of the loan portfolio, negatively affecting the level of provision charges, as well as the expansion of the Bank’s businesses.
Despite the challenging economic environment, Colombia’s financial system has kept adequate levels of loan loss reserves, credit availability for firms and households, and ample liquidity. In addition, a countercyclical monetary policy, deeper financial and capital markets, non-existent exposure to toxic assets, sustainable levels of foreign indebtedness (neither at the financial system level nor at the corporate level Colombia has shown either high level of exposure or distorting currency mismatches) and sound leverage of firms and households within the country should contribute to Colombia’s ability to weather the economic environment. Nevertheless, recent governmental statistics suggest a faster deterioration of employment rates and industrial activity in the principal jurisdictions where the Bank operates.
Bancolombia expects that the peso will likely remain volatile in 2009. Bancolombia’s exposure to currency risk primarily arises from changes in the U.S. dollar/Ps exchange rate. The exposure to currency risk is managed by Bancolombia’s treasury division. Bancolombia uses a VaR calculation to limit the exposure to currency risk of its balance sheet. These limits are supervised on a daily basis by Bancolombia’s Market Risk Management Office. Bancolombia’s income statement was not significantly affected by the peso depreciation presented during 2008, because Bancolombia hedged a significant amount of its currency exposure.
See “Item 3. Key Information — D. Risk Factors” for a discussion of the risks the Bank faces in its business operations, which could affect its business, results of operations or financial condition.
E. OFF-BALANCE SHEET ARRANGEMENTS
Standby letters of credit and bank guarantees are conditional commitments issued by us to guarantee the performance of a customer to a third party. Bancolombia typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, Bancolombia may hold cash or other highly liquid collateral to support these guarantees.

The following are the off-balance sheet arrangements in which Bancolombia is involved: standby letters of credit, letters of credit and bank guarantees.
At December 31 2006, 2007 and 2008, outstanding letters of credits and bank guarantees issued by Bancolombia totaled Ps 1,833,366 million, Ps 2,613,369 million and Ps 3,524,631 million, respectively.
The table below summarizes at December 31, 2007 and 2008 all of Bancolombia’s guarantees where the Bank is the guarantor. The total amount outstanding represents maximum potential amount (notional amounts) that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

													Maximum potential
	Expire within one year				Expire after one year				Total amount outstanding				Amount of future
	2007		2008		2007		2008		2007		2008		2007		2008
	(Ps millions)
Financial standby letters of credit	Ps	1,007,038	Ps	1,577,231	Ps	347,883	Ps	313,343	Ps	1,354,921	Ps	1,890,574	Ps	1,354,921	Ps	1,890,574
Bank guarantees		992,467		1,106,968		265,981		527,089		1,258,448		1,634,057		1,258,448		1,634,057

Total	Ps	1,999,505	Ps	2,684,199	Ps	613,864	Ps	840,432	Ps	2,613,369	Ps	3,524,631	Ps	2,613,369	Ps	3,524,631

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table shows Bancolombia’s contractual obligations as of December 31, 2008:

			Less than		1-3		3-5		After
Contractual Obligations	Total		1 year		years		years		5 years
	(Ps millions)

Long-term debt obligations	Ps	3,675,613	Ps	32,377	Ps	1,377,474	Ps	563,141	Ps	1,702,621
Time deposits		18,931,213		16,957,259		1,528,260		121,320		324,374
Commitments to originate loans		1,382,560		1,382,560		—		—		—
Commitments of repurchase of investments		—		—		—		—		—
Employee benefit plans		111,759		12,387		27,695		32,107		39,570
Borrowings from domestic development banks		3,870,634		6,003		1,591,409		1,079,529		1,193,693

Total	Ps	27,971,779	Ps	18,390,586	Ps	4,524,838	Ps	1,796,097	Ps	3,260,258

G. CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The following are considered critical accounting policies, given their significant impact on the financial condition and operating performance of Bancolombia. This information should be read together with Note 2 of the Consolidated Financial Statements.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER COLOMBIAN GAAP
Evaluation of loan portfolio risk and determination of allowances for loan losses: Under Colombian GAAP, Bancolombia currently evaluates loan portfolio risk according to the rules issued by the Superintendency of Finance, which establish qualitative and quantitative standards for assigning a risk category to individual assets. The qualitative analysis includes the evaluation of “potential weaknesses”, “deficiencies” or “serious deficiencies” based on the existence and magnitude of the specific factors, according to the judgment of management. For the quantitative evaluation, the Bank first determines whether the loan has become due and then classifies the loan according to the number of days past due.

The Superintendency of Finance requires minimum allowance levels for each category of credit risk and each type of loan in the Bank’s portfolio. In addition, the Superintendency of Finance requires Bancolombia to maintain a general allowance equal to 1% of the gross loan portfolio.
Bancolombia considers the accounting estimates used in the methodology to determine the allowance for loan losses to be “critical accounting estimates” because: (a) by its nature, the allowance requires the Bank to make judgments and assumptions regarding the Bank’s loan portfolio, (b) the methodology used in its determination is based on the existence and magnitude of determined factors that are not necessarily an indication of future losses and (c) the amount of the provision is set using a percentage based on the risk category assigned to the loan and it is impossible to ensure that said percentage will exactly reflect the probability of loss.
Contingent Liabilities: The Bank is subject to contingent liabilities, including judicial, regulatory and arbitration proceedings and tax and other claims arising from the conduct of the Bank’s business activities. Under Colombian GAAP, allowances are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible, or remote. Contingencies are partially provisioned and are recorded when all the information available indicates that it is probable that the Bank will incur in future disbursements for events that happened before the balance sheet date and the amounts may be reasonably estimated. The Bank involves internal and external experts (lawyers and actuaries) in assessing probability and in estimating any amounts involved.
Throughout the life of a contingency, the Bank’s internal experts may learn of additional information that can affect the assessments about probability or the estimates of amounts involved. Changes in these assessments can lead to changes in recorded allowances.
Bancolombia considers the estimates used to determine the allowance for contingent liabilities to be “critical accounting estimates” because the probability of their occurrence is based on the Bank’s judgment, which will not necessarily coincide with the future outcome of the proceedings.
Pension Plan: Under Colombian GAAP, the Bank applies the provisions of Decree 1517 of 1998, which requires a distribution of charges to amortize the actuarial calculation by 2010. The distribution is calculated by taking the percentage amortized up to December 1997 and annually adding the minimum percentages needed to complete amortization by 2010. Under the Bank’s non-contributory unfunded defined benefit pension plan, benefits are based on length of service and level of compensation.
Bancolombia considers that the accounting estimates related to its pension plan are “critical accounting estimates” because the determination of the contributions to the plan involves judgments and assumptions made by the actuaries related to the future macroeconomic and employees demographics factors, among others, which will not necessarily coincide with the future outcome of such factors.
Recognition of business combinations: Upon a business combination, the Colombian purchase method of accounting requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of income of the acquiring company for the period in which a business combination occurs include the income of the acquired company as if the acquisition had occurred on the first day of the reporting period and (iii) the costs directly related to the purchase business combination not be considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by management.
The pooling of interest method of accounting requires the aggregate of the shareholder’s equity of the entities included in the business.
The Conavi/Corfinsura Merger was accounted for using the pooling of interests method in accordance with the methodology suggested by the Superintendency of Finance. The Sufinanciamiento, Comercia (now Factoring Bancolombia), Sutecnología and Banagrícola acquisitions were accounted for using the purchase method under Colombian GAAP.

Goodwill and intangibles recognized upon business combinations: The Bank tests goodwill and intangibles recognized upon business combinations for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit. Fair value is determined by management by reference to market value, if available or by pricing models or with the assistance of qualified evaluator. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.
Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results. The most significant amounts of goodwill and intangibles relate to the acquisition of Conavi and Corfinsura in 2005 and Banagrícola in 2007. The valuation models used to determine the fair value of these companies and the intangibles are sensitive to changes in the assumptions. Adverse changes in any of these factors could lead us to record a goodwill or intangible impairment charge.
Bancolombia considers impairment tests accounting practice are “critical accounting estimates” because the high level of estimate and assumptions.
Recognition and measurement of financial instruments at fair value: A portion of the Bank’s assets is carried at fair value for Colombian GAAP purposes, including equity and debt securities with quotations available or quoted prices for similar assets, derivatives, customers’ acceptances and short-term borrowings.
Under Colombian GAAP, the fair value of a financial instrument is defined as the estimated amount at which the instrument could be exchanged in a current transaction between willing and independent parties. The majority of the Bank’s assets reported at fair value are based on quoted market prices, which provide the best indication of fair value. If quoted market prices are not available, we discount the expected cash flows using market interest rates which take into account the credit quality and duration of the investment.
The degree of management’s judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices. When observable market prices and parameters do not exist, management’s judgment is necessary to estimate fair value, in terms of estimating the future cash flows, based on variable terms of the instruments and the credit risk and in defining the applicable interest rate to discount those cash flows.
As of December 31, 2008, our assets that were fair valued using discounted cash flows techniques amounted to Ps. 3,835,828 million and mainly included bonds and notes issued by government or its entities and corporate debt securities.
As of December 31, 2008, derivatives financial instruments were not recognized based on quoted prices, as a consequence, valuation techniques such as discounted cash flows, Black-Scholes and similar methodologies were performed to measure the estimated fair value, using where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and forward curves based on transactions.
The estimated fair value based upon internally developed valuation techniques could vary if other valuation methods or assumptions were used.
As of December 31, 2008, our financial derivatives that were fair valued using discounted cash flows and Black-Scholes techniques amounted net to Ps. 215,440 million and mainly included market rate and rate swaps and forwards.
In 2008, the Superintendency of Finance issued Resolution 025 related to the estimated fair value measurement of derivatives. See “Item 5. Operating and Financial Review and Prospects — H) Recent U.S. GAAP Pronouncements — Recent Colombian GAAP Pronouncements”.

For the Bank’s derivative financial instruments that have optionality, the relevant option model is used. For a further discussion on the effect of a change in interest rates and foreign exchange rates on the Bank’s portfolio see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”, in this Annual Report.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER U.S. GAAP
Allowance of Deferred Tax Assets
A valuation allowance for deferred tax assets is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Future realization of the tax benefit of existing deductible temporary differences or carryforwards ultimately depends on the existence of sufficient taxable income in future periods.
In determining a valuation allowance, the Bank performs a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Due to the continuing weak economic conditions, the determination of the valuation allowance involves difficult judgments to estimate future taxable income.
With regard to state taxes, Bancolombia is subject to Colombian tax legislation. In the case of its companies based in Salvador, it must also calculate the corresponding taxes according to Salvadorian tax legislation.
With regard to municipal and departmental taxes, these must be calculated according to tax legislation applicable in each of the municipal jurisdictions in which the Bank’s branch offices are located.
The application of tax legislation is subject to diverse interpretations on the part of both tax payers and the Colombian tax authorities (Dirección de Impuestos y Aduanas Nacionales)
When calculating deferred tax, the Bank considers future estimates, the figures recorded on its financial statements as well as applicable tax legislation.
The Bank believes it will have sufficient taxable net income for future tax periods in order to compensate any excess amounts between presumptive income and net income to be offset.
However, the deferred tax asset is considered as a critical accounting policy, due to tax determinations involve estimates of profits and future taxable incomes that will be settled in future years; said estimations can be affected by changes on the economic conditions. The valuation allowance has been determined based on estimations of taxable income and the applications of the current fiscal laws regarding the amortization period permitted for any excess presumptive taxable income over actual taxable income.
Evaluation of loan portfolio risk and determination of allowances for loan losses: Under U.S. GAAP, the Bank considers loans to be impaired when it is probable that all amounts of principal and interest will not be collected according to the contractual terms of the loan agreement. The allowance for significant impaired loans are assessed based on the present value of estimated future cash flows discounted at the current effective loan rate or the fair value of the collateral in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when discounted future cash flows or collateral fair value is lower than book value.
In addition, if necessary, a specific allowance for loan losses is established for individual loans, based on regular reviews of individual loans, recent loss experience, credit scores, the risk characteristics of the various classifications of loans and other factors directly influencing the potential collectability and affecting the quality of the loan portfolio.

To calculate the allowance required for smaller-balance impaired loans and unimpaired loans, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.
A one percent decrease in the expected cash flows could result in an impairment of the portfolio of approximately Ps 3,587 million. These sensitivity analyses do not represent management’s expectations of the decline in risk ratings or the increases in loss rates, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. We believe the risk ratings and loss severities currently in use are appropriate and represent management’s expectations about the credit risk inherent in its loan portfolio.
Pension Plan: Under U.S. GAAP, actuarial valuation of its pension plan is performed annually using the projected unit credit method in accordance with SFAS 87 and prepared using actuarial, economic and demographic assumptions about future events.
Bancolombia considers the accounting estimates related to its pension plan to be “critical accounting estimates” because the determination of the contributions to the plan involves judgments and assumptions made by the actuaries related to the future macroeconomic and employees demographics factors, among others, which will not necessarily coincide with the future outcome of such factors.
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
In addition, the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date and different methodologies are used for each intangible identified.
Bancolombia considers the measurement of financial instruments at fair value to be “critical accounting estimates” because the high level of estimate and assumptions.
Goodwill and intangibles recognised upon business combinations: For U.S. GAAP, the Bank tests goodwill and intangibles recognised upon business combinations for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit. Fair value is determined by management by reference to market value, if available or by pricing models or with the assistance of qualified evaluator. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.
Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results. The most significant amounts of goodwill and intangibles relate to the Conavi/Corfinsura Merger in 2005 and the acquisition of Banagrícola in 2007. The valuation models used to determine the fair value of these companies and the intangibles are sensitive to changes in the assumptions. Adverse changes in any of these factors could lead us to record a goodwill or intangible impairment charge.
Bancolombia considers impairment tests accounting practice to be “critical accounting estimates” because the high level of estimate and assumptions.

Recognition and measurement of financial instruments at fair value: The Bank holds debt and equity securities, derivatives, assets backed securities, loans, short-term borrowings and long term-debt, to meet clients needs, to manage liquidity needs and market risk.
Effective January 1, 2008, for U.S. GAAP purposes, the Bank adopted SFAS 157 — Fair Value Measurements (“SFAS 157”). As a result of the adoption of SFAS 157, the Bank has made some amendments to the techniques used in measuring the fair value in order to include considerations about credit risk.
When available, the Bank generally uses quoted market prices to determine fair value, and classifies such items within Level 1 of the fair value hierarchy established under SFAS 157 (see note 31, t — Estimated fair value).
Where available, the Bank may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to that being valued.
If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, and option volatilities.
When an internally developed model is used to price a significant product, it is subject to validation and testing by independent personnel and the item would be classified as Level 3 of the fair value hierarchy established under SFAS 157.
Credit Valuation Adjustments
For U.S. GAAP purposes, beginning January 1, 2008 with the adoption of FAS 157 the Bank has measured the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of certain financial instruments that are measured on a recurring basis.
Counterparty credit-risk adjustments are applied to derivatives, such as over-the-counter derivatives, where the base valuation uses market parameters based on the LIBOR, the COP interest rate curve implicit in the Cross Currency Swap Curve and foreign exchange curves.
The Bank generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the Credit Default Swap (“CDS”) market. The credit risk adjustment for derivatives transacted with all other counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporations located in Colombia.
The Bank also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if the Bank believes market participants would take that into account when trading the respective instrument. The approach to measuring the impact of the Bank’s credit risk on an instrument is done in the same manner as for third party credit risk.
A 1% reduction in the Bank’s own credit spreads when determining the fair value of the liabilities associated with derivative contracts, could result in an increase of the associated liability of approximately Ps 4,599 million. This sensitivity analysis does not represent management’s expectations of the changes in the Bank’s credit risk, but are provided as a hypothetical scenario to assess the sensitivity of the fair value of those liabilities to changes in credit spreads.
A 1% increase in the counterparty credit spreads when determining the fair value of the assets associated with derivative contracts, could result in a reduction of the associated asset of approximately Ps 4,942 million. This sensitivity analysis does not represent management’s expectations of the changes in the counterparties credit risk, but are provided as a hypothetical scenario to assess the sensitivity of the fair value of those liabilities to changes in credit spreads.

Loans
The Bank is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair value measurements in accordance with U.S. GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Bank records nonrecurring adjustments for including certain impairment amounts for collateral-dependent loans calculated in accordance with SFAS No. 114 when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. Estimates of fair value used for collateral supporting loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. Loans subject to nonrecurring fair value measurement were Ps 200,730 million at December 31, 2008 classified as Level 3. Changes in fair value recognized for loan impairment reserves on loans held by the Bank on December 31, 2008 represented impairment losses for Ps 79,054 million for the year ended December 31, 2008.
Other than temporary impairment: The Bank conducts regular reviews to assess whether other than temporary impairment exists, in accordance with FASB Staff Position No. 115-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments (FSP FAS 115-1). If the Bank determines that unrealized losses are temporary in nature, they are recorded in Accumulated other comprehensive income.
U.S. GAAP requires the recognition in earnings of an impairment loss on investment securities for a decline in fair value that is other than temporary. Determinations of whether a decline is other than temporary often involve estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss has been incurred at the balance sheet date. These judgments are based on subjective as well as objective factors. The Bank conducts a review semi-annually to identify and evaluate investment securities that have indications of possible impairment.
The Bank has determined that unrealized losses on investments at December 31, 2008 are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments.
The substantial majority of the investments in an unrealized loss position for 12 months or more are primarily securities issued or secured by the Colombian Government, denominated in pesos and Unidad de Valor Real (the “Real Value Unit” or “UVR”). These securities were issued with a stated interest rate and average mature in less than eight years. All of the unrealized losses on these securities resulted from current economic conditions affecting the international markets, and fluctuations on interest rates. Unrealized losses may decline as interest rates fall below the purchased yield and as the securities approach maturity. Since the Bank has the ability and intent to hold the securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary.
Securitizations: The Bank has securitized both performing and non-performing mortgage loans which, according to Colombian GAAP, have been accounted for as sales, and as such, said loans have been removed from the Bank’s balance sheet.
Under U.S. GAAP, there are two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under U.S. GAAP, resulting in the transferred assets being removed from our consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in our consolidated balance sheet. The second key determination to be made is whether the securitization vehicle must be consolidated and included in our consolidated balance sheet or whether such securitization vehicle is sufficiently independent that it does not need to be consolidated.
If the trust’s activities are sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the trust is not consolidated by the seller of the transferred assets. Additionally, under FASB Interpretation No. 46(R), if trusts other than QSPEs meet the definition of a variable interest entity (VIE), we must evaluate whether we are the primary beneficiary of the trust and, if so, must consolidate it.
For U.S. GAAP purposes, since the activities of these vehicles are not sufficiently restricted to meet certain accounting requirements in order to be considered a QSPE, these vehicles were deemed variable interest entities in accordance with FIN 46(R) and therefore, in those cases where the Bank holds the majority of the residual interests in these vehicles, the Bank concluded to be the primary beneficiary, as the party that expects to absorb the majority of the expected losses of such vehicles.

The Bank had no significant transfers of loans in securitization transactions accounted for as sales in accordance with U.S. GAAP as of the fiscal years ended December 31, 2007 and 2008, and did not retain any significant interests associated with loans transferred in securitizations for those years.
For this purpose, the Bank’s management evaluates the terms of its service agreements with vehicles used to securitize the Bank’s loans, in order to conclude that such vehicles meet or do not meet the definition of a qualified special-purpose entity under SFAS 140 is a “critical accounting estimates” because the determination of the definition of the vehicle like a qualified special-purpose entity involves judgments.
Additionally and in order to consolidate these vehicles used to securitize the Bank’s performing loans, the Bank records loans net of allowance for loan losses. For this process, the Bank considers that the evaluation of loan portfolio risk and determination of allowances for loan losses under U.S. GAAP to be “critical accounting estimates” because is based on estimations (See more details above in Evaluation of loan portfolio risk and determination of allowances for loan losses in this item).
The table below presents the assets and liabilities of vehicles used to securitize the Bank’s loans which have been consolidated on the Banks’s balance sheet at December 31, 2008, and the Bank’s allowance for loan losses resulting from its involvement with consolidated vehicles used to securitize the Bank’s loans as of December 31, 2008.
The allowance for loan losses represents the management’s estimate of probable losses inherent is the portfolio.

				Allowance for
Assets		Liabilities		loan losses
Ps	1,882,256	Ps	873,056	Ps	16,045

H. RECENT U.S. GAAP PRONOUNCEMENTS
In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, “Accounting for Transfers of Financial Assets (an amendment of FAS 140)” (SFAS 166). SFAS 166 amends the guidance on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. Calendar year-end companies will have to apply SFAS 166 to new transfers of financial assets occurring from January 1, 2010. The Bank is currently analyzing the effect that SFAS No. 166 will have on its U.S. GAAP disclosures and financial information.
In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167). SFAS 167 represents a significant change to the previous accounting rules. The standard include: (1) eliminates the scope exception for qualifying special-purpose entities, (2) eliminates the quantitative model for determining which party should consolidate and replaces it with a qualitative model focusing on decision-making for an entity’s significant economic activities, (3) requires a company to continually reassess whether it should consolidate an entity subject to FIN 46(R), (4) requires an assessment of whether an entity is subject to the standard due to a troubled debt restructuring, and (5) requires extensive new disclosures. SFAS 167 is effective for the Bank’s first reporting period beginning after November 15, 2009. The Bank is currently analyzing the effect that SFAS No. 167 will have on its U.S. GAAP disclosures and financial information.
In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (SFAS No. 165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and shall be applied prospectively. The Bank is currently analyzing the effect that SFAS No. 165 will have on its U.S. GAAP disclosure and financial information.
In April 2009, the FASB issued FASB Staff Position (FSP) No. 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. FSP 141R-1 addresses application issues regarding initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Bank will apply FSP 141R-1 for acquisitions consummated on or after January 1, 2009.

In April 2009, the FASB issued FSP No. FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for the financial statements for interim and annual periods ending after June 15, 2009. The Bank is currently analyzing the effect that FSP FAS 157-4 will have on its U.S. GAAP disclosure and financial information.
In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 amend the other-than-temporary impairment guidance for investments in debt securities to make the guidance more operational and also to improve the presentation and disclosure of other-than-temporary impairments on both debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 and FAS 124-2 are effective for the Bank’s financial statements for the year ending December 31, 2009. The Bank is currently analyzing the effect that FSP FAS 115-2 and FAS 124-2 will have on its U.S. GAAP disclosure and financial information.
In February 2009, the FASB issued SFAS No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”. This FSP amends SFAS 157 to exclude FASB Statement No. 13, “Accounting for Leases” (“SFAS 13”), and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. This FSP is effective upon the initial adoption of SFAS 157. The adoption of SFAS 157-1 did not have a material impact on the Bank’s consolidated statements of income and consolidated balance sheets.
In December 2008, the FASB issued FSP No. FAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is effective for the financial statements for the year ending December 15, 2009. Management is currently evaluating the impact the FSP FAS 132(R)-1 would have on the Bank’s financial statement and U.S. GAAP disclosures.
In December 2008, the FASB issued FSP No. SFAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP SFAS 140-4 and FIN 46(R)-8”). FSP SFAS 140-4 and FIN 46(R)-8 amends Statement of Financial Accounting Standards (SFAS) No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125” (SFAS 140) to require public entities to provide additional disclosures about transferors’ continuing involvements with transferred financial assets. It also amends FASB Interpretation (FIN) No. 46 (revised December 2003) “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (FIN 46R) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. The expanded disclosure requirements for FSP FAS 140-4 and FIN 46(R)-8 are effective for the Bank’s financial statements for the year ending December 31, 2008. The adoption of FSP FAS 140-4 and FIN 46(R)-8 did not impact the Bank’s financial condition and results of operations.
In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies how SFAS No. 157 “Fair Value Measurements” (“SFAS 157”) should be applied when valuing securities in markets that are not active. The results of adoption of FSP 157-3, effective September 30, 2008, were included in Note 31 (t) — Estimated Fair Value of Financial Instruments.

In September 2008, the FASB issued FSP No. 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP 133-1”). FSP 133-1 requires expanded disclosures about credit derivatives and guarantees. The expanded disclosure requirements for FSP 133-1 were effective for the Bank’s financial statements for the year ending December 31, 2008 and are included in Note 31 (i) — Investment securities and derivatives and in Note 31 (r) — Guarantees. The adoption of FSP 133-1 did not impact the Bank’s financial condition and results of operations.
In May 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The adoption of SFAS 162 did not have a impact on the consolidated statements of income and consolidated balance sheets.
In April 2008, the FASB issued FSP No. SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. (“FSP SFAS 142-3”) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years; early adoption is prohibited. The Bank is currently analyzing the effect that FSP SFAS 142-3 will have on its U.S. GAAP disclosures and financial information for acquisitions consummated on or after January 1, 2009.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) which requires expanded qualitative, quantitative and credit-risk disclosures about derivatives and hedging activities and their effects on the Bank’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Bank is currently analyzing the effect that SFAS 161 will have on its U.S. GAAP disclosure and financial information.
In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP 140-3”). FSP 140-3 requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS 140, unless certain criteria are met. FSP 140-3 is effective financial statements issued for fiscal years beginning after November 15, 2008. The Bank is currently analyzing the effect that FSP No. FAS 140-3 will have on its U.S. GAAP disclosure and financial information.
In December 2007, the FASB issued Statement No. 141 R (“SFAS 141 R”) “Business Combination” - Revised 2007 -.SFAS 141 R replaces FASB Statement No. 141, “Business Combinations”. SFAS 141 R retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. It requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. SFAS 141 R also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with this Statement). This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Bank is currently analyzing the effect that SFAS 141 R will have on its U.S. GAAP disclosure and financial information.

In December 2007, the FASB issued Statement No. 160 (“SFAS 160”) “Non-controlling Interests in Consolidated Financial Statements —an amendment of ARB No. 51” ,which amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement also changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and treats all of those transactions as equity transactions if the parent retains its controlling financial interest in the subsidiary. A parent recognizes a gain or loss in net income when a subsidiary is deconsolidated. A parent deconsolidates a subsidiary as of the date the parent ceases to have a controlling financial interest in the subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends) and earlier adoption is prohibited. The Bank is currently analyzing the effect that SFAS 160 will have on Bancolombia’s U.S. GAAP disclosure and financial information.
In November 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 109 “Written loan commitments recorded at fair value through earnings” (“SAB 109”). SAB 109 clarifies that consistent with the guidance in SFAS 156 “Accounting for servicing of Financial Assets” and SFAS 159 “The Fair Value Option for Financial Assets and Liabilities”, the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that accounted for at fair value through earnings. SAB 109 is effective from January 1, 2008. The adoption of SAB 109 did not impact the Bank’s financial condition and results of operations.
In February 2007, the FASB issued Statement No. 159 (“SFAS 159”) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings as these changes occur. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Bank did not elect to measure to measure eligible items at fair value under SFAS 159 and therefore it did not impact the Bank’s financial condition and results of operations.
Recent Colombian GAAP Pronouncements:
On June 3, 2009, bill 203/2008 was approved by the Colombian Congress. This bill regulates the accounting, reporting and information assurance principles and standards that are generally accepted in Colombia and describes the procedure by which said principles and standards are to be issued and the oversight authorities. This bill, which is about to be signed by the president, brings the currently generally accepted accounting principles in Colombia in line with International Financial Reporting Standards.
In June 2008, the Colombian Superintendency of Finance published External Circular No. 025 titled “Subrogation of instructions regarding derivatives and structured products as contained in Chapter 18 of the Basic Accounting and Financial Circular as well as the issuance of the transition regime applying to said instruments and products”, for the purpose of adjusting its rules and regulations as well as issuing instructions as a result of the integral reform made to the rules and regulations governing operations carried out with derivatives and structured products, as promulgated by the National Government by means of Decrees 1796, 1797 and 1121 of 2008. That contained in the External Circular No. 025 is used on a prospective basis for purpose of appraising the value of derivatives and structured products occurring or traded as of July 23, 2008 and all the other rules and regulations therein contained that shall come into full force and effect as of July 1, 2008. The stipulations contained in External Circular 025 affect the appraisal of derivatives and structured products on the Bank’s financial statements for the year ending December 31, 2008, and are included in Note 31 (t) — Estimated Fair Value of Financial Instruments.

I. RELATED PARTY TRANSACTIONS
See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions”.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
As of December 31, 2008, the following persons acted as directors, alternate directors and senior management of Bancolombia:
Directors
David Emilio Bojanini García was born in 1956. He has been the President of Suramericana de Inversiones S.A. since September 2006 and was the President of Administradora de Fondos de Pensiones y Cesantías “Protección S.A.” from 1991 to September 2006. He also worked as “Gerente Actuaría” in Suramericana de Seguros S.A. Currently, he is the President of the board of directors of Bancolombia and is a member of the board of directors of Grupo Nacional de Chocolates S.A., Inversiones Argos S.A., Almacenes Exito S.A., Inversura S.A and Fundación Suramericana.
José Alberto Vélez Cadavid was born in 1950. He has been the President of Inversiones Argos S.A. since August 2003 and of Cementos Argos S.A. since December 2005. He has held several management positions at Suramericana de Seguros S.A. since 1984 including Vice President of Marketing and Sales, Vice President of Investments, Vice President of Enterprise Development and President of Inversura S.A. and Suramericana de Seguros S.A.Currently Mr. Vélez Cadavid is also a member of the board of directors of Suramericana de Inversiones S.A., Grupo Nacional de Chocolates S.A. and Calcetines Crystal S.A.
Carlos Enrique Piedrahita Arocha was born in 1954. He has been President of Compañía Nacional de Chocolates S.A. since 2000 and President of Grupo Nacional de Chocolates S.A. (formerly Inversiones Nacional de Chocolates S.A.) since 2003. He was President of Corfinsura from 1993 to 2000, Vice President of Finance of Compañía Suramericana de Seguros S.A. from 1989 to 1993, Vice President of Personal Banking of Banco Industrial Colombiano from 1986 to 1989, National Manager of Credit Cards of Banco Industrial Colombiano from 1984 to 1986, and General Manager of Suleasing S.A. from 1981 to 1984.Mr. Piedrahita Arocha is a member of the board of directors of Suramericana de Inversiones S.A., Consejo Empresario de America Latina (CEAL) and Inversiones Argos S.A. He is also a member of the board of directors of the following not-for-profit organizations: Hospital San Vicente de Paúl, Proantioquia and Consejo Privado de Competitividad.
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

Juan Camilo Restrepo Salazar was born in 1946. He has served in different public sector positions such as Secretary and adviser of the board of directors of the Central Bank, Banking Superintendent, President of the National Securities Commission (Comisión Nacional de Valores), Commercial Manager of the Federación Nacional de Cafeteros, Minister of Mines and Energy, Minister of Finance, and Ambassador of Colombia in France. He has also held certain positions in the private sector such as President of Fedeleasing, Representative of the Federación Nacional de Cafeteros in the International Coffee Organization in London. He has been member of the board of directors of various companies such as Bansuperior, Seguros Atlas S.A., Seguros Atlas de Vida, Almacafé, Banco Cafetero, BCH, Bancoldex, La Previsora S.A., Caja de Crédito Agrario, and Federación Nacional de Cafeteros. Currently, he is a member of the board of directors of the Empresas Públicas de Medellín and Constructora Cusezar. He is the author of various articles and publications, and is an adjunct professor in different universities.
Alejandro Gaviria Uribe was born in 1965. Since 2004, he has been a Professor and Researcher at Universidad de los Andes (Bogota, Colombia) and a columnist for the weekly publication “El Espectador”. Previously, he was the Sub-director of the National Planning Department from 2002 to 2004 and the Sub-director of Fedesarrollo from 2000 to 2002. He was an associate researcher for Fedesarrollo from 2000 to 2001, a researcher for the Inter-American Development Bank — IABD from 1998 to 2000, and the Head of the National Planning Department of Colombia from 1993 to 1994. He has also held positions as economist in the Federación Nacional de Cafeteros and civil engineer for Suramericana de Seguros S.A. Currently, he is a member of the board of directors of WWB Colombia, and Isagen S.A. E.S.P. He is currently the economics dean at Universidad de los Andes.
Carlos Raúl Yepes Jimenez was born in 1964. He is the Legal Vice President of Cementos Argos S.A. Previously he was the Legal Director of Bancolombia . and also the Legal Director of CI Unión de Bananeros de Urabá “Uniban”. He is a member of the board of directors of CI Carbones del Caribe S.A. He is also a member of the board of directors of the non-profit organization Fundación Ximena Rico.
Alonso Moreno Jaramillo was born in 1943. He holds degrees in Law and Political Science from the Universidad de Antioquia in Medellín, and has been partner and director of the law firm Morenos y Cía since 1969. He was also a member of the board of directors of Compañía Textil colombiana S.A., SATEXCO, Compañía de Refractarios Colombianos S.A., Hilanderías Medellín S.A., Desarrollo Aeropuerto El Dorado — CODAD S.A and Laboratorios Bussie S.A. Mr. Moreno currently serves as a member of the board of directors of BRINSA S.A. (formerly Refisal S.A), Colorquímica S.A., Caribe Motor de Medellín S.A, and Fatelares S.A. Mr. Moreno Jaramillo was appointed member of the Bank’s board of directors in the general shareholders’ meeting held on March 2, 2009. Mr. Moreno Jaramillo occupies the position left vacant after the board of directors of Bancolombia accepted the resignation of Mr. Francisco José Moncaleano Botero in July of 2008.
For additional information regarding the Bank’s board of directors and its functions please see “Item 10. Additional Information — B. Memorandum and Articles of Association — Board of Directors.”
Senior Management
Jorge Londoño Saldarriaga was born in 1947. He has been the President of Bancolombia since 1996, and was previously a member of its board of directors for three years. Mr. Londoño was Vice President of Investments (CIO) of Suramericana de Seguros S.A. from 1993 to 1996, President (CEO) of the stockbrokerage firm Suvalor S.A. from 1991 to 1993 and Secretary of Finance of the City of Medellín from 1983 to 1984. Mr. Londoño Saldarriaga holds a degree in Business Administration from Universidad EAFIT in Medellín, and a master degree in Economic Development from the University of Glasgow in Scotland.
Sergio Restrepo Isaza was born in 1961. He has been Executive Vice President of Corporate Development of Bancolombia since the Conavi/Corfinsura merger completed on July 30, 2005. Previously, he had been President (CEO) of Corfinsura since 2004 and held various managerial positions at Corfinsura such as Vice President of Investment Banking from 1996 to 2004, Vice President of Investment and International Affairs from 1993 to 1996, and before that, Assistant to the CEO, Regional Manager, International Sub-manager and Project Director. Mr. Restrepo Isaza holds a B.A. degree from Universidad EAFIT in Medellín and an MBA degree from Stanford University.
Juan Carlos Mora Uribe was born in 1965. He has been the Risk Management Vice President of Bancolombia since the Conavi/Corfinsura merger completed on July 30, 2005. He served as the Vice President of Operations of Corfinsura since 2003 and held various positions within the corporation such as Corporate Finance Manager from 1995 to 2003, account executive from 1992 to 1995 and credit analyst from 1991 to 1992. Mr. Mora Uribe holds a B.A. degree from Universidad EAFIT and an MBA degree from Babson College.

Santiago Pérez Moreno was born in 1955. He has been the Vice President of Personal and Medium and Small Business Banking since 1989, and has held different managerial positions at Bancolombia since 1981, such as Personal Banking Manager for the Bogota Region, International Commerce Manager for the Bogota Region, and assistant for the Vice Presidency of International Commerce. Mr. Pérez Moreno holds an Industrial Economics degree from Universidad de los Andes University in Bogota and an MBA from IESE in Barcelona.
Jaime Alberto Velásquez Botero was born in 1960. He has been the Vice President of Finance of Bancolombia since 1997. From 1989 through 1997, he held several managerial positions in the Economic Department and Investor Relations Department. Previously, he worked at C.I. Banacol from 1987 to 1989. Mr. Velásquez Botero holds an Economics Degree from Universidad de Antioquia in Medellín.
Mr. Mauricio Rosillo Rojas was born in 1969. He has been the Legal Vice President of Bancolombia since December 2008. Mr. Rosillo Rojas has held several positions in the public and private sectors including, secretary general of Fedeleasing, Interim Colombian Superintendent of Banking Cooperatives (“Superintendente de Economia Solidaria (encargado)”), director of financial regulation of the Colombian Ministry of Finance, supervisor of the securities market of the Colombian Stock Exchange, and president of Autoregulador del Mercado de Valores (a Colombian self-regulatory organization). Mr. Rosillo Rojas occupies the position left vacant after the board of directors of Bancolombia accepted the resignation of Mrs. Margarita Maria Mesa Mesa. Mr. Rosillo Rojas took office upon receiving authorization by the Superintendency of Finance. Mr. Rosillo Rojas holds a law degree from Pontificia Universidad Javeriana, obtained a post graduate degree in financial law from Universidad de Los Andes, and a master’s degree in commercial and economic law from the University of Georgia in the United States.
Olga Botero Peláez was born in 1963. She has been the Vice President of Technology of Bancolombia since October 2007. She has held different positions in companies including Hewlett Packard, Suramericana de Seguros S.A., Mecosoft and Orbitel. During her 7 years at Orbitel, she held several positions, including Marketing Operations Manager, Customer Services Manager and National Sales Manager. She has also been a professor at universities including Universidad EAFIT, Universidad Javeriana and Universidad de la Sabana. Mrs. Botero Pelaez is an engineer and has both a bachelor degree and a masters degree in Computer Science from Iowa State University.
Gonzalo Toro Bridge was born in 1960. He has been Vice President of Corporate Banking of Bancolombia since 2003. From 1988 until 1994, he was the Assistant of the Vice Presidency of Corporate and International Banking and from 1994 to 2003 he was the Vice President of Corporate and International Banking. Mr. Toro Bridge holds a B.A. degree from Universidad EAFIT in Medellín and a certificate of attendance from the Advanced Management Program for overseas bankers from the University of Pennsylvania.
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
Mr. Restrepo Gómez holds a B.A. degree from the Universidad Cooperativa de Colombia, and obtained a post graduate degree in Marketing from Universidad EAFIT. His post-graduate education also include among others, courses in Advanced Management from Universidad de los Andes and Universidad de la Sabana.

Luis Fernando Montoya Cusso was born in 1954. He has been the Vice President of Operations since 1998. Since 1983, he has occupied several positions at Bancolombia, including Manager of Cúcuta Region from 1983 to 1985, Northern Region from 1986 to 1991, Bogota Region from 1991 to 1993, and Operations Manager.Mr. Montoya Cusso holds a B.A. degree from Universidad EAFIT in Medellín.
Jairo Burgos de la Espriella was born in 1965. He has been the Vice President of Human Resources since 1998. Since 1990, he has held several positions in the Bank’s Human Resources Department. Previously, Mr. Burgos de la Espriella held positions as Legal Director of the Compañía del Teleférico a Montserrate S.A. from 1987 to 1989 and of the Fundación San Antonio de la Arquidiócesis de Bogotá from 1989 to 1990. Mr. Burgos de la Espriella graduated from Pontificia Universidad Javeriana (PUJ) Law School in Bogota, obtained post graduate degrees in Corporate Law and Labor Law from the Pontificia Universidad Javeriana, and a Masters degree in Science of Management from the Arthur D. Little School of Management in Boston.
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
Luis Arturo Penagos Londoño was born in 1950. He has been the Vice President of Internal Audit since January of 2006. He had previously been the Internal Auditor of Conavi since 1993 and the Compliance Officer since 1996. He was the CEO of El Mundo newspaper from 1990 to 1991 and the external auditor of Uniban S.A. from 1980 to 1983. He also worked as audit assistant to Coltejer S.A. from 1977 to 1990 and was the Dean of the B.A. Department of Universidad EAFIT from 1983 to 1993. Mr. Penagos Londoño is a CPA from Universidad de Antioquia in Medellín and has an MBA degree and a specialization diploma in Systems Audit from Universidad EAFIT.
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
The board of directors of Bancolombia created a new vice presidency position that will be managing the Bank’s treasury products and the investment portfolio. This new position was named Vice President of Treasury. The board of directors designated Mr. Carlos Alberto Rodriguez López to fill this position.
There are no family relationships between the directors and senior management of Bancolombia listed above.
No arrangements or understandings have been made by major shareholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.
B. COMPENSATION OF DIRECTORS AND OFFICERS
During 2008 Bancolombia paid each director a fee of Ps 1,450,000 per month for sitting on the board of directors of Bancolombia, and another fee of Ps 1,450,000 for attending each session of the committees. The members of the board of directors of Bancolombia who belong to other advisory committees are paid additional monthly fees ranging from Ps 1,450,000 to Ps 15,000,000.
The directors received no other compensation or benefit. Consistent with Colombian law, the Bank does not make public, information regarding the compensation of the Bank’s individual officers, although shareholders may request that information during the period preceding the annual general shareholder’s meeting. The aggregate amount of remuneration paid by Bancolombia and consolidated Subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2008 was Ps 51,458 million.

The board of directors of Bancolombia approves the salary increases for vice presidents and authorizes the CEO to readjust the salary of the remaining employees.
Bancolombia has established an incentive compensation plan that awards bonuses semi-annually to its management employees. In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of Bancolombia and its executives’ achievement of their individual goals. Bancolombia’s variable compensation has deferred elements and depending on the amount awarded, the bonuses are payable in cash and as a combination of cash, a right to receive in three years an amount in cash determined with reference to the value of Bancolombia’s common of preferred shares and an entitlement to a share in a pool of unvested bonuses. The pool of unvested bonuses is an account of preliminary bonuses, payable once it is established that the results that are the basis of such bonuses have been sustained over time and were not the result of a particular, extraordinary transaction that does not reflect better performance, according to guidelines designed by the Bank. Such elements are solely paid when certain future profits are obtained. As of December 31, 2008, based on internal analysis, there was a provision maintained for future compensation payments in the amount of Ps 21,810 million.
The Bank paid a total of Ps 775,495 million for salaries of personnel employed directly by the Bank and senior management of its affiliates. The sum of Ps 38,479 million that was paid for the incentive compensation plan was included in the total amount.
As of December 31, 2008, the Bank had provisioned the entire actuarial obligation corresponding to retirement pensions payable by the Bank, which amounted to Ps 111,759 million.
C. BOARD PRACTICES
At the shareholders meeting held on March 2, 2009, the shareholders of Bancolombia appointed the following individuals to serve as members of the Board of Directors for the April 2009 — March 2011 period:

	First Elected		Term
Name	to the Board		Expires
David Bojanini García	2006		2011
José Alberto Vélez Cadavid	1996		2011
Carlos Enrique Piedrahita Arocha	1994	(1)	2011
Gonzalo Alberto Pérez Rojas	2004	(2)	2011
Ricardo Sierra Moreno	1996	(3)	2011
Juan Camilo Restrepo Salazar	2006		2011
Alejandro Gaviria Uribe	2005		2011
Alonso Moreno Jaramillo	2009		2011
Carlos Raúl Yepes Jiménez	2006		2011

(1)	Carlos Enrique Piedrahita Arocha had previously served as Bancolombia’s Director during the period 1990-1993.

(2)	Gonzalo Alberto Pérez Rojas had previously served as Bancolombia’s Director during the period 1990-1994.

(3)	Ricardo Sierra Moreno had previously served as Bancolombia’s Director during the period 1982-1988.
The following are the current terms of office and the period during which the members of senior management have served Bancolombia. There are no defined expiration terms. The members of senior management can be removed by a decision of the board of directors.

Name	Period Served
President
Jorge Londoño Saldarriaga	Since 1996

Vice Presidents
Sergio Restrepo Isaza	Since 2005
Federico Ochoa Barrera	Since 1984
Jaime Alberto Velásquez Botero	Since 1997
Juan Carlos Mora Uribe	Since 2005
Mauricio Rosillo Rojas	Since 2008
Santiago Pérez Moreno	Since 1989
Gonzalo Toro Bridge	Since 1998
Luis Fernando Muñoz Serna	Since 2005
Olga Botero Peláez	Since 2007
Luis Arturo Penagos Londoño	Since 2006
Augusto Restrepo Gómez	Since 2007
Luis Fernando Montoya Cusso	Since 1998
Jairo Burgos de la Espriella	Since 1998
Carlos Alberto Rodríguez López	Since 2008
Neither Bancolombia nor its Subsidiaries have any service contracts with Bancolombia’s directors providing for benefits upon termination of employment.
For further information about the Bank’s corporate governance practices please see “Item 16. Reserved – 16.B. Corporate Governance and Code of Ethics.”
Corporate Governance Committee
This committee has duties concerning the directors individually, the Bank’s board of directors as a whole, and the Bank in general. Its main responsibilities with regard to the directors are to: (i) develop and review directors’ roles and their qualifications for being elected (skills and limitations) and to define policies for appointment of new directors; (ii) encourage the directors’ training, as well as their adequate updating in academic and commercial topics; and (iii) encourage the attendance of directors to seminars and events that allow them to develop business relationships with local and international organizations, entities and companies. Regarding the Bank’s board of directors, and the Bank in general, the committee’s responsibilities are to: (i) set the meetings’ date and agenda, supervise the accurate, timely and relevant flow of information to directors. ii. Inspect the annual self-evaluation of the management and the Bank’s board of directors, and make suggestions for its best performance, by making use of the available technology and resources and (iii) Recommend the communication channel strategy with shareholders, stakeholders, and the market in general, in order to provide them with access to complete, accurate and timely relevant information of the Bank. iv. Control the trading conducted by members of the Board of Directors with stock issued by the Bank or by other companies of the same group. v. Supervise the compliance with the managers’ compensation policies.
Audit Committee
In accordance with the requirements of External Circular 007 of 2001, issued by the Superintendency of Banking (now Superintendency of Finance) Bancolombia has an audit committee whose main purpose is to support the Bank’s board of directors in supervising the effectiveness of the Bank’s internal controls. The committee consists of three independent directors, one of whom must be a financial expert, who are elected by the board of directors for a period of two years. The audit committee is composed of. Mr. Alejandro Gaviria Uribe, Mr. Juan Camilo Restrepo Salazar, and Mr. Ricardo Sierra Moreno. Mr. Gaviria Uribe has been appointed to the audit committee since May 22, 2007. Mr. Restrepo Salazar was appointed to the audit committee on July 28, 2008 by the Bank’s board of directors, after accepting the resignation of Mr. Francisco José Moncaleano Botero from the Bank’s board of directors and the audit committee. Mr. Sierra Moreno was appointed to the audit committee on September 29, 2008 by the Bank’s board of directors after accepting the resignation of Mr. Carlos Raúl Yepes Jiménez from the audit committee.

Pursuant to applicable U.S. laws for foreign private issuers, Mr. Alejandro Gaviria Uribe serves as the financial expert of the Audit Committee.
As established by the Superintendency of Finance, the audit committee has a charter approved by Bancolombia’s board of directors which establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. Bancolombia’s board of directors also establishes the remuneration of the members of the audit committee. The audit committee must meet at least quarterly and must present a report of its activities at the general shareholders’ meeting.
Bancolombia currently complies with the requirements of the Sarbanes Oxley Act of 2002 and the rules promulgated thereunder, as applicable to foreign private issuers with respect to the composition and functions of its audit committee.
Designation, Compensation and Development Committee.
The board of directors of Bancolombia has established a designation, compensation and development committee whose members are elected by the board of directors. There are not defined expiration terms.
The main function of this committee is to determine hiring, compensation and development policies of the Bank’s executive officers. The committee also supervises the goals established in the compensation programs and recommends the adoption of new remuneration programs for Bancolombia’s executive officers.
The duties of the Designation, Compensation and Development Committee are: (i) setting the administration policies regarding the selection, evaluation, compensation, and development processes for senior management (ii) determining the goals for senior management, (iii) proposing objective criteria under which the Bank hires senior management and designs succession plans, (iv) evaluating the performance of senior management, and (v) the issuance of recommendations for the board of directors of Bancolombia concerning appointments and compensation of the President and senior management.
As of June 29, 2009, the members of the Designation, Compensation and Development committee are Ricardo Sierra Moreno, Carlos Enrique Piedrahita Arocha, David Bojanini Garcia and Jose Alberto Velez Cadavid.
Risk Committee
The main function of this committee is to provide assistance in the approval, monitoring and control of strategies and policies for risk management, including the limits to act within different areas. In addition, it assists the board of directors and the president of the Bank in the knowledge and understanding of the risks assumed by the Bank and the capital required to support them.
The Bank’s board of directors appoints the members of this committee, which may include certain members of the board of directors, as well as the president, certain vice presidents, and other officers of the Bank.
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

Assets and Liabilities Committee
The purpose of this committee is to provide assistance to the board of directors and the president of the Bank in the definition, follow-up and control of the general policies, as well as in the assessment of assets and liabilities management risks.
The Bank’s board of directors appoints the members of such committee, which may include the president and certain vice presidents of the Bank.
Central Committee of Loans Assessment and Rating
This Committee is mainly responsible for assessing and rating the Bank’s loans.
The board of directors appoints the members of such committee, which may include certain vice presidents and other officers of the Bank.
D. EMPLOYEES
The following table sets forth the number of employees of Bancolombia for the last three fiscal years:

	Total number of employees employed by	Number of employees employed by
	Bancolombia and its consolidated	Bancolombia and Bancolombia
As of December 31	Subsidiaries	Miami Agency
2006	16,222	12,520
2007	24,836	12,906
2008	19,728	13,479
As of December 31, 2008, Bancolombia and its consolidated Subsidiaries had 19,728 employees, representing a significant decrease compared to the figure for 2007. This decrease in the number of total employees is explained mainly by the sale of Multienlace S.A. in 2008 (Multienlace S.A. had approximately 6,100 employees). Of the 19,728 people employed by the Bank in 2008, 13,479 were employed directly by the Bank. Of the 13,479 employees directly contracted by the Bank, 9,545 are operations personnel and 3,934 are management employees. Of the 13,479 employees, approximately 26.4% are located in the Bogota Region, 13.5% in the South Region, 17.2% in the Antioquia Region, 22.8% in the Medellín headquarters, 10.4% in the Central Region, 9.7% in the Caribbean Region and 0.2% in the Miami Agency. During 2008, the Bank employed an average of 136 employees per month through temporary personnel service companies.
Of the employees directly employed by Bancolombia, approximately 10.4% are part of a labor union called Sintrabancol, 10.6% are members of an industry union called Uneb, and 0.4% belong to an industry labor union called Sintraenfi. A collective bargaining agreement was reached with Uneb and Sintrabancol in October, 2008 (the “Collective Bargaining Agreement”). The Collective Bargaining Agreement has been in effect since November 1, 2008 and is set to expire on October 31, 2011. This agreement applies to approximately 9,532 employees regardless if they are members of a union or not. Sintranefi, which has approximately 55 employees as members, did not take part in the Collective Bargaining Agreement; however, the terms of the agreement apply to its members.
The Collective Bargaining Agreement improves the competitiveness of the salaries of Bancolombia’s employees, as well as their income and purchasing power. The Collective Bargaining Agreement also reflects Bancolombia’s commitment with the wellbeing of its employees, as a principal component for achieving its strategic goals.
The most important economic aspects of the Collective Bargaining Agreement are:
•
A pay increase of 9.87% for the first year. For the second year, the increase will be equal to the variation in the Colombian consumer price index (“IPC”), as certified by DANE for the period between November 2008 and October 2009, plus 150 basis points. For the third year, the increase will be equal to the IPC variation, for the period between November 2009 and October 2010, plus 100 basis points.

•	Improved benefits for Bancolombia’s covered employees, including increases in the amounts of individual housing loans, tuition aid fund, health insurance coverage, transportation and food assistance.

E. SHARE OWNERSHIP
The following directors and managers owned common shares in Bancolombia as of December 31, 2008: Ricardo Sierra Moreno, Gonzalo Alberto Pérez Rojas, Jorge Londoño Saldarriaga, Sergio Restrepo Isaza, Olga Botero Peláez, Carlos Alberto Rodríguez Toro and Gonzalo Toro Bridge. None of their shareholdings, individually or in the aggregate, exceeded 1% of Bancolombia’s outstanding common shares.
The following managers owned preferred shares in Bancolombia as of December 31, 2008: Jorge Londoño Saldarriaga, Sergio Restrepo Isaza, and Luis Santiago Pérez Moreno. None of their shareholdings exceed 1% of Bancolombia’s outstanding preferred shares.
As of December 31, 2008 there were no outstanding options to acquire any of Bancolombia’s outstanding common shares or preferred shares.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
In accordance with the Bank’s by-laws, there are two classes of stock authorized and outstanding: common shares and preferred shares. Each common share entitles its holder to one vote at meetings of the Bank’s stockholders, and there are no differences in the voting rights conferred by any of the common shares. Under the Bank’s by-laws and Colombian corporate law, holders of preferred shares (and consequently, holders of ADRs) have no voting rights in respect of preferred shares, other than in limited circumstances as described in “Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares”.
The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of March 31, 2009. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

			%	%	%
			Ownership	Ownership	Ownership
	Common	Preferred	of Common	of Preferred	of Total
Name	Shares	Shares	Shares(1)	Shares(1)	Shares(1)
Suramericana de Inversiones and Subsidiaries (2)	231,364,770	81,000	45.39%	0.03%	29.38%
Inversiones Argos S.A.(3)	62,386,256	—	12.24%	0.00%	7.92%
ADR Program	—	178,313,784	0.00%	64.11%	22.63%
Fondo de Pensiones Obligatorias Protección S.A.	10,250,291	26,094,359	2.01%	9.38%	4.61%
Fondo de Pensiones Obligatorias Porvenir	26,949,162	470,640	5.29%	0.17%	3.48%

(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.

(2)
Represents ownership of Suramericana de Inversiones S.A. directly and through its subsidiaries Portafolio de Inversiones Suramericana S.A., Fideicomiso Citirust-Suramericana-IFC, Sociedad Inversionista Anónima S.A., Compañía Suramericana de Construcciones S.A., Cia.Suramericana de Seguros S.A., Cía. Suramericana de Seguros de Vida S.A, Inversiones GVCS S.A., SIA Inversiones S.A. and Suramericana Administradora de Riesgos Profesionales y Seguros SURATEP.

(3)	Represents ownership of Inversiones Argos S.A. directly and through subsidiary Cementos Argos S.A.

As of March 31, 2009, a total of 509,704,584 common shares and 278,122,419 preferred shares were registered in the Bank’s shareholder registry in the name of 17,726 shareholders. A total of 178,313,784 representing 64.11% of preferred shares were part of the ADR Program and were held by 40 record holders registered in Bank of New York Mellon’s registered shareholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.
During 2008, the Bank’s ADR program changed its percentage ownership of the Bank decreasing from 28.6% as of May 31, 2008 to 22.6% by the end of March 2009, as depositary receipts were cancelled throughout the period. In addition, Inversiones Argos and its subsidiaries decreased their percentage of ownership from 9.2% as of May 31, 2008 to 7.9% as of March 31, 2009. On the other hand, Fondo de Pensiones Obligatorias Protección and Fondo de Pensiones Obligatorias Porvenir, two Colombian private pension fund managers, increased their percentage of ownership reaching 4.6% and 3.5% as of march 31, 2009 compared to the 3.9% and 3.3% held respectively as of May 31, 2008.
There are no arrangements known to the Bank which may at a subsequent date result in a change in control of the company.
To the extent known to the Bank, and in accordance with Colombian law, Bancolombia is not directly or indirectly owned or controlled by any other entity or person.
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

•	subsidiaries may not acquire any shares issued by their parent company.

•
subsidiaries dedicated to providing financial services (i.e. brokerage and fiduciary services) may not acquire or negotiate securities issued, endorsed, guaranteed or accepted, or belonging to an issuance that is administered by the parent company or its subsidiaries, except for the transactions undertaken by broker dealers in the ordinary course of business.

•
subsidiaries dedicated to providing financial services (i.e. brokerage and fiduciary services) may not sell assets to the Bank, nor may the latter purchase these from the subsidiary, unless in the context of the liquidation of the subsidiary.

•	parent companies may not carry out active credit operations with a subsidiary dedicated to providing financial services.

•
parent companies may not grant overdrafts to a subsidiary dedicated to providing financial services (i.e. brokerage and fiduciary services), except when it corresponds to the value of checks that have been deposited but have not been effectively cleared for subsequent payment, the value of which shall be covered on the business day following the date on which the overdraft is issued.

•	no transaction may be carried out between parent companies and their subsidiaries that implies conflicts of interest as determined by the Superintendency of Finance.
According to the provisions of the Code of Commerce of Colombia, neither the Bank’s directors nor the management may directly or indirectly, purchase or sell shares issued by the Bank while they remain in office, except when said transactions are (i) carried out for reasons other than purely speculative and with due authorization from the board of directors, which shall be granted by the affirmative vote of two thirds of its members, excluding that of the person requesting such authorization, or (ii) when the board of directors should consider such transactions to be convenient and the shareholders shall have authorized such transactions with the affirmative vote of its ordinary majority as provided in the Bank’s by-laws, excluding the vote of the person requesting such authorization.
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
In addition, Circular 28 of 2007 of the Superintendency of Finance, which establishes the Country Code (“Código País”), recommends disclosure of the procedures put in place by securities issuers in order to authorize and supervise the acquisition and disposal of shares by directors and officers, including transactions with shares issued by its subsidiaries.
Consequently, the board of directors of the Bank approved the following procedures to authorize the acquisition or disposal of shares by directors and officers:
•
The officer or director shall request authorization by giving prior notice to the Secretary General of the Bank of: i) his or her intention to dispose of or acquire shares, convertible bonds, or securities representing shares, in each case issued by the Bank or by its subsidiaries; ii) the number of shares; iii) the class of shares; iv) the approximate value of the investment; and v) the reasons that motivate the transaction.

•
The Secretary General of the Bank shall present the request of such officer or director at the next meeting of the Bank’s board of directors. The Bank’s board of directors will then decide in accordance with applicable law and the Corporate Governance Code.

•	If the transaction is authorized, the Secretary General of the Bank will announce the transaction as a material fact (“Información Relevante”).

•
In order to avoid speculation, the authorized transaction should be completed within a term established by the Bank’s board of directors. This term shall not exceed two months from the date of the authorization.

•	The officer or director shall notify the Secretary General of the Bank of the completion of the authorized transaction as well as its terms and conditions.

•	The Bank’s Corporate Governance Committee shall supervise the development of authorized transactions upon notification from the Secretary General of the Bank.

•
No prior authorization shall be required in connection with the disposal of shares held through the investment fund “Fondo de Acciones SVA” that have been received as part of variable remuneration. However, a subsequent indirect disposal of shares through instructions to the investment fund requires authorization.

Moreover, such transactions shall not be consummated during the following periods:
•	The months of January, April, July and October of each year and during the first ten (10) calendar days of the remaining months.

•	The period when officers or directors have knowledge of a material transaction or business deal to be entered into by the Bank until such information is made public.
Officers and directors may exercise preemptive rights with respect of shares without prior authorization of the Bank’s board of directors. However, the acquisition of additional preemptive rights is subject to prior authorization.
The Bank’s board of directors determined that these procedures shall also be applicable to other employees of the Bank who have had access to confidential financial and accounting information of the Bank as have been identified in the annual certification made by all vice-presidents regarding the employees under their supervision.
According to Article 122 of Decree 663 of 1993, transactions that should be determined by the Colombian government as carried out by credit institutions with their shareholders holding 5% or more of the subscribed capital, with their managers, as well as those carried out with spouses and relatives of shareholders and managers with up to a second degree of consanguinity or affinity, or of a single civil status, shall require the unanimous affirmative vote on the part of the members of the board of directors attending the corresponding meeting. In the minutes of this meeting no condition may be agreed upon that is different from that otherwise used by the entity with regard to the public, according to the type of transaction in question, except those transactions that are carried out with managers to address health, education, housing and transport issues according to the rules and regulations that the board of directors should determine in a general fashion for such purpose. To grant this type of credit, Bancolombia must verify that regulations concerning limits of credit and concentration of risks are not violated.
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
All relevant information with respect to economic relations existing between the Bank and its directors, officers and senior executives shall be disclosed to the market by means of reports corresponding to each fiscal period. Furthermore, the list of main shareholders, these being understood as the real beneficiaries of more than 5% of the Bank’s shares outstanding, as well as all changes occurring with the Bank’s equity interest and control as well as any relevant business conducted between the Bank and its main shareholders shall be disclosed on the Bank’s web site.
From time to time, Bancolombia makes loans to affiliates and other related parties and engages in other transactions with such parties. Such loans have been made in the ordinary course of business, on substantially the same terms, including interest rates and required collateral, as those prevailing at the time for comparable transactions with other similarly situated persons, and have not involved more than the normal risk of collectability or presented other unfavorable features.

Other than as described above, during the last three fiscal years and through the date of this Annual Report, we have not been involved in, and we do not currently anticipate becoming involved in, any transactions that are material to us or any of the Bank’s related parties and that are unusual in their nature or conditions.
Bancolombia, on a non-consolidated basis, had a total amount of Ps 428,385 million in loans outstanding to related parties as of April 30, 2009. This amount includes the largest amount outstanding as of April 30, 2009 which is a loan to Inversora Argos S.A. outstanding in the amount of Ps 300,000 million (which is represented in ordinary loans) and accrued interest for Ps 86 million. As of April 30, 2009, the average interest rate for this loan is 10.35%.
As of December 31, 2008, significant balances and transactions with related parties were as follows:

	2008
	Enterprises that directly or
	indirectly through one or more
	intermediaries, control or are
	controlled by, or are under
	common control with, the company
	and associates		Key management personnel
	(Ps million)
Balance Sheet
Investment securities		54,331		—
Loans		318,709		8,020
Customers’ acceptances and derivatives		9,496		—
Accounts receivable		8,353		136

Total	Ps	390,889	Ps	8,156

Deposits		1,356,313		4,176
Bonds		96,614		—

Total	Ps	1,452,927	Ps	4,176

Transactions Income
Dividends received		9,737		—
Interest and fees		39,776		3,420

Total	Ps	49,513	Ps	3,420

Expenses
Interest		141,296		2,923
Fees		5		892

Total	Ps	141,301	Ps	3,815

C. INTEREST OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
A.1. CONSOLIDATED FINANCIAL STATEMENTS
Reference is made to pages F – 1 through F – 120.
A.2. LEGAL PROCEEDINGS
The Bank is involved in normal collection proceedings, restructuring proceedings with respect to certain borrowers and other legal procedures in the ordinary course of business. For the purpose of its audited financial statements Bancolombia has various contingent liabilities, including contingent liabilities relating to ordinary commercial and civil litigation outstanding as of December 31, 2008 amounting to Ps 611,003 million. As of December 31, 2008, there are eleven (11) judicial proceedings against the Bank with an individual value exceeding Ps 5,000 million. Among these, only those which were considered as “probable” received an accounting provision.
As of December 31, 2008, Ps 266 million of these liabilities are covered in a guarantee contract entered into by Fogafin and private investors when the former Banco de Colombia was privatized in 1994. This guarantee contract remains in force in connection with litigation that was commenced before the privatization of former Banco de Colombia.
In the opinion of management, after consultation with its external Colombian legal counsel, the outcome of these contingent liabilities relating to ordinary commercial and civil litigation is not expected to have a material adverse effect on Bancolombia’s financial condition or results of operations and the possibility of loss by Bancolombia as a result of such litigation is not likely to exceed the recorded allowance as of December 31, 2008 of Ps 31,917 million.
OTHER LEGAL PROCEEDINGS
The legal claims in which the Bank has been linked as defendant are duly provisioned in the cases required, in accordance with Colombian regulations, as shown in the notes to the financial statements. No event has occurred in those legal proceedings that may significantly and negatively impact the regular course of business of the Bank or its results.
The most significant proceedings are the ones related to the “Gilinski Case” and one other significant claim against Fiduciaria Bancolombia, as follows:
(i) Criminal Investigation related to the “Gilinski Case”.
Criminal Investigation related to fraud, unauthorized transactions with shareholders and improper use of public resources
On December 26, 2003, the Special Unit of the Attorney General’s Office for Crime Against Public Administration delivered an order (a “preclusion order”) barring the criminal investigation for the alleged crimes of fraud, unauthorized operations with shareholders and improper use of public resources against Jorge Londoño Saldarriaga and Federico Ochoa Barrera, President and Vice-President of Bancolombia, respectively, which was initiated as a result of an accusation filed by the Gilinski family in connection with the events occurred during the acquisition by Bancolombia (formerly Banco Industrial Colombiano S.A.) of Banco de Colombia S.A. and their subsequent merger. This decision was upheld in the second instance by the Attorney General’s Delegated Unit before the Supreme Court of Justice on July 8, 2004.
The Attorney General’s Office established that the alleged crimes of fraud, unauthorized operations with shareholders and improper use of public funds had not been committed and as a result the Bank was completely exonerated from the claims for damages filed by the plaintiffs.

In 2005, before the Constitutional Court Messrs. Jaime and Isaac Gilinski filed an action for the protection of rights against the Attorney General’s Office, the Delegated Attorney General’s Unit before the Supreme Court of Justice (Fiscal Delegado ante la Corte Suprema de Justicia) and the National Unit of the Attorney General’s Office Specialized in Crimes against Public Administration, in an attempt to reopen the investigation, alleging that certain evidence gathered abroad was not taken into account when deciding on the merits of the case, thereby obstructing due process. The investigation was reopened with a limited scope, only for the purpose of collecting and evaluating evidence that had been requested to be gathered outside of Colombia.
On January 4, 2007 the Attorney General’s Office issued a resolution, which authorized the prosecution of Mr. Londoño Saldarriaga and Mr. Ochoa Barrera, and directed the house arrest of these two Bancolombia officers.
The affected officers of Bancolombia appealed the decision of the Attorney General’s Office (Fiscalía Octava Delegada) arguing the absence of evidence in support of the Attorney General’s Office decision, violating due process and most importantly, disregarding the principle of res judicata.
The Prosecutor (Procuraduría General de la Nación) also appealed this decision requesting the nullification of the Attorney General’s Office decision.
On January 10, 2007, the Attorney General’s Office revoked the order issued on January 4, 2007, that had directed the house arrest of Mr. Londoño Saldarriaga and Mr. Ochoa Barrera.
On September 24, 2007 the Attorney General’s Delegated Unit before the Supreme Court of Justice on second instance, delivered a preclusion order barring the criminal investigation related to unauthorized transactions with shareholders. This decision was not appealed.
On September 25, 2007, the Delegated Attorney General’s Unit before the Supreme Court of Justice , in second instance, revoked the decision of first instance, dated January 4, 2007 and decided not to prosecute the two Bancolombia’s officers for the events occurred during the acquisition of Banco de Colombia S.A. by Bancolombia (formerly Banco Industrial Colombiano S.A.) and its subsequent merger in 1998. However the investigation continued and the Delegated Attorney General’s Unit before the Supreme Court of Justice ordered the Attorney General of first instance to consider the documentary and testimonial evidence in order to comply with the decision of the Constitutional Court.
On June 17, 2009, the Prosecutor filed a motion requesting that the Attorney General’s Office deliver a preclusion order barring the criminal investigation against both Mr. Londoño Saldarriaga and Mr. Ochoa Barrera for the alleged crime of improper use of public funds. The motion also requested a preclusion order barring the criminal investigation against Mr. Ochoa Barrera for the alleged crime of fraud but recommends the continuation of such investigation against Mr. Londoño Saldarriaga.
As of June 23, 2009, the termination of the investigation of the crimes of improper use of public resources and fraud was still pending.
Criminal Investigation related to willful misconduct and willful neglect by a public officer (prevaricato por acción and prevaricato por omisión)
On September 12, 2007 the Attorney General’s Office No. 218 of the First Unit of Crimes against the Public Administration and Justice of Bogotá (Fiscal Delegada 218 de la Unidad Primera de Delitos contra la Administración Pública y de Justicia de Bogotá), revoked its July 31, 2006 decision which had ordered the barring of the investigation against the president of Bancolombia, Mr. Jorge Londoño Saldarriaga and decided to initiate a formal investigation of Mr. Jorge Londoño Saldarriaga, the board of directors of the Central Bank, certain officers of the Superintendency of Finance and the board of directors of the former Banco Industrial Colombiano S.A.. This investigation was related to the acquisition by Bancolombia (formerly Banco Industrial Colombiano S.A.) of Banco de Colombia S.A. and their subsequent merger.

On April 21, 2009, the Delegated Attorney General’s Unit before the Supreme Court of Justice delivered a preclusion order barring (i) the investigation of Mr. Jorge Londoño Saldarriaga regarding the alleged aiding and abetting of the crimes of willful misconduct and willful neglect by a public officer and (ii) the investigation of the members of the board of directors of Banco Industrial Colombiano S.A. in office at the time of the merger with Banco de Colombia S.A. regarding the alleged aiding and abetting of the crimes of willful misconduct and willful neglect by a public officer, procedural fraud and fraud. This order also bars the investigation of the members of the board of directors of the Central Bank and certain officers of the Superintendency of Finance. This decision was appealed by the counterparty.
As of June 23, 2009 the appeal filed by the counterparty remains pending.
(ii) Arbitration Proceeding: The Bank vs. Gilinski.
In 2004, an arbitration process was initiated by the Bank under the auspices of the Bogota Chamber of Commerce to resolve certain claims related to hidden contingencies and liabilities that the Bank believes are payable by the former owners of Banco de Colombia .
On March 30, 2006, the arbitral tribunal issued an award ordering the defendant to pay Bancolombia Ps 63,216 million, including inflation adjustments and interest. The defendant filed an action for annulment and on February 26, 2008 the Tribunal Superior de Bogotá (the “Superior Court”) annulled this decision.
The Bank presented an appeal “recurso de revision” before the Civil Chamber of the Colombian Supreme Court of Justice, to order the Tribunal Superior de Bogotá review the decision issued on February 26, 2008.
As of June 23, 2009, the appeal (recurso extraordinario de revisión) filed by Bancolombia remains pending.
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
The arbitration tribunal denied all the plaintiffs’ claims against the senior management and exonerated them of all liability, ordering the plaintiffs to pay the court costs.
In addition, the arbitration tribunal held that plaintiffs had failed to prove that Bancolombia and its senior managers committed any fraudulent operations or fraudulent representations regarding the above-mentioned agreement, and denied any moral damages in favor of the plaintiffs.
On June 7, 2006, the Bank filed an extraordinary annulment action before the Superior Tribunal of Bogota. In the annulment action, the Bank argued that the ruling contained mathematical mistakes, that the arbitration tribunal did not decide issues that were material to the arbitration and that the arbitration tribunal improperly granted more than the requested. This annulment action did not succeed and consequently the May 16, 2007 award by the arbitration tribunal was upheld.
On March 11, 2008, the Bank paid approximately US$ 33.39 million, including interests on the above mentioned date on account of the arbitral award. Consequently this proceeding is terminated and is not subject to any further appeals.

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
The lawsuit, which had been initiated on March 24, 1999, had been suspended by the Court on September 28, 1999, pending the resolution of the case before the arbitral tribunal in Colombia, described immediately above.
The Court based its February 28, 2007 ruling on the principle of res judicata. The Court considered that the award of the Colombian arbitral tribunal, dated May 16, 2006, decided the same claims filed before the Court in New York and therefore rejected the liability of Bancolombia and its managers and dismissed plaintiff’s complaint in its entirety with prejudice. On March 23, 2007, the plaintiffs filed a notice of appeal of this decision. In February 2008, the Court of Appeals summarily affirmed the February 28, 2007 ruling. The time for further appeal of the judgment has expired.
(v) Arbitration Proceeding: Ministry of Social Protection vs. Fiduciaria Bancolombia, Fiduciaria la Previsora S.A. and Fiduciaria Cafetera S.A.
On January 31, 2008, the Colombian Social Protection Ministry (Ministerio de Protección Social) filed a complaint against Fiduciaria Bancolombia, Fiduciaria La Previsora S.A. and Fiduciaria Cafetera S.A. (together the “Fisalud Consortium”) and requested the Chamber of Commerce of Bogota the installation of an arbitration tribunal. The complaint was filed in connection with an agreement dated December 14, 2000 for the administration of FOSYGA funds alleging unauthorized payments in favor of health care entities (entidades promotoras de salud) and health compensation entities (entidades obligadas a compensar), and other breaches of contract. The complaint requests the restoration and payment of Ps 173,001,916,480 or such other amounts as may be proved.
The Fisalud Consortium claimed a number of defenses to the plaintiff’s claims and additionally Fiduciaria Bancolombia, Fiduciaria La Previsora S.A. and Fiduciaria Cafetera S.A. are requesting the payment of Ps 1,748,134,902.94 in respect of trust fees that were not paid by the Colombian Ministry of Social Protection, plus interest, as well as other damages.
This proceeding has been successively suspended since the August 27, 2008 to allow the parties to reach a settlement. The suspension will expire on October 20, 2009.
(vi) Arbitration Proceeding: Luis Alberto Durán vs. Bancolombia.
On February 17, 2004, the Bank filed an extraordinary cancellation action against an award that decided the class action of the minority shareholders’ of the former Banco de Colombia given as a result of the arbitration proceedings filed by Mr. Luis Alberto Duran and other plaintiffs against Bancolombia before the Superior Tribunal of Bogota.
On March 5, 2008, the Superior Tribunal of Bogota dismissed the extraordinary cancellation action filed by the Bank on February 17, 2004. The Superior Tribunal of Bogota rejected the grounds for annulment advanced by Bancolombia. Under the arbitral award, shareholders of the former Banco de Colombia will be entitled to compensation if they: (i) fulfill the requirements established in articles 55 and 66 of Law 472 of 1998, (ii) fulfill the requirements established in arbitral award, (iii) timely became parties to the class action or have timely accepted the outcome of the arbitral award, and (iv) have not elected to be excluded from the class action or its outcome.

On April 8, 2008 the Bank sent to the Defensoría del Pueblo, entity in charge of paying to the beneficiaries of the case the amount ordered by the Superior Tribunal of Bogota, a total amount of Ps 3,335 million. This amount will cover the claims from the shareholders of the former Banco de Colombia that were timely brought through the Defensoría del Pueblo.
(vii) Action for the protection of collective rights: Maximiliano Echeverri Vs. The Bank and Others.
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
A.3. DIVIDEND POLICY
The declaration, amount and payment of dividends is based on Bancolombia’s unconsolidated earnings. Dividends must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the board of directors and the President of Bancolombia. Under the Colombian Commerce Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its shareholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital. Such dividend distribution must be made to all shareholders, in cash or in issued stock of Bancolombia, as may be determined by the shareholders, and within a year from the date of the ordinary annual shareholders’ meeting in which the dividend was declared. Pursuant to Colombian law, the minimum dividend per share requirement of 50% or 70% as the case may be, may be waived by an affirmative vote of the holders of 78% of the shares present at the shareholders’ meeting.
Under Colombian law, the annual net profits of Bancolombia must be applied as follows:
•	first, an amount equal to 10% of Bancolombia’s net profits to a legal reserve until such reserve is equal to at least 50% of the Bank’s paid-in capital;

•	second, to the payment of the minimum dividend on the preferred shares (for more information, see “Item 10. Additional Information – B. Memorandum and Articles of Association”); and

•
third, as may be determined in the ordinary annual shareholders’ meeting by the vote of the holders of a majority of the shares entitled to vote, upon the recommendation of the board of directors, and may, subject to further reserves required by Bancolombia’s by-laws, be distributed as a dividend.

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net	Cash Dividends	Cash Dividends
Income earned in:	per share(1)(2)	per share(1)(3)
	(Ps)	(U.S. dollars)
2004	376	0.159
2005	508	0.222
2006	532	0.243
2007	568	0.310
2008	624	0.245

(1)	Includes common shares and preferred shares.

(2)	Cash dividends for 2004 2005, 2006 and 2007 were paid in quarterly installments and cash dividends for 2008 will be paid in quarterly installments, since April 2009 to January 2010.

(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (February or March, as applicable).
B. SIGNIFICANT CHANGES
There have not been any significant changes since the date of the annual financial statements included in this document.
ITEM 9. THE OFFER AND LISTING.
A. OFFER AND LISTING DETAILS
Bancolombia is a New York Stock Exchange (“NYSE”) listed company and its ADSs are listed under the symbol “CIB”. The Bank’s ADSs have been listed on the NYSE since July, 1995. Bancolombia’s preferred shares are also listed in the Colombian Stock Exchange. The table below sets forth, for the periods indicated, the reported high and low market prices and share trading volume for the preferred shares on the Colombian Stock Exchange. The table also sets forth the reported high and low market prices and the trading volume of the ADSs on the NYSE for the periods indicated:

	Colombia Stock Exchange		New York Stock Exchange
	Ps Per Preferred Share		US$ per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)
Year Ending
December 31, 2003	3,800	1,750	5.35	2.32	9,789,400
December 31, 2004	9,030	3,839	14.12	5.30	31,487,800
December 31, 2005	17,000	7,670	29.25	12.40	81,772,000
December 31, 2006	20,700	12,980	36.18	20.00	97,287,628
December 31, 2007	19,360	13,200	39.00	24.00	129,408,200
December 31, 2008	18,960	9,300	44.00	15.00	135,084,078
Source: NYSENet (Composite Index) and Colombia Stock Exchange.

	Colombia Stock Exchange			New York Stock Exchange
			Trading
	Ps Per Preferred		Volume
	Shares		(Number of	US$ per ADS		Trading Volume
	High	Low	Shares)	High	Low	(Number of ADSs)
	(in nominal pesos)
2007
First quarter	17,800	14,680	10,694,697	32.00	24.00	17,335,920
Second quarter	15,584	13,320	19,721,707	35.00	26.15	33,393,208
Third quarter	17,940	14,980	31,476,408	37.33	28.42	48,418,900
Fourth quarter	19,360	16,680	23,190,999	39.00	32.88	32,705,772

2008
First quarter	17,800	13,800	15,322,243	36.15	28.30	32,658,916
Second quarter	18,960	14,200	19,692,336	44.00	31.11	33,723,007
Third quarter	18,000	12,700	19,660,860	36.30	25.36	33,308,846
Fourth quarter	16,520	9,300	59,706,668	29.88	15.00	35,393,309

2009
First quarter	13,160	10,500	62,193,123	24.33	15.90	32,044,861
Source: NYSENet (Composite Index) and Colombia Stock Exchange.

	Colombia Stock Exchange		New York Stock Exchange
	Ps Per Preferred Share		US$ per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)
Month
December 2008	13,640	11,380	25.00	19.44	10,580,055
January 2009	13,160	11,240	24.33	20.36	9,296,455
February 2009	12,700	10,500	21.20	15.90	13,321,611
March 2009	12,600	10,580	22.23	16.16	10,136,611
April 2009	13,800	12,160	23.75	18.96	12,365,403
May 2009	16,000	13,500	29.85	22.90	9,833,569
June 2009(1)	16,500	15,520	32.19	29.13	8,042,278
Source: NYSENet (Composite Index) and Colombia Stock Exchange.

(1)	Figures are as of June 24; 2009.
ADRs evidencing ADSs are issuable by The Bank of New York, as Depositary, pursuant to the Deposit Agreement, dated as of July 25, 1995, entered into by Bancolombia, the Depositary, the owners of ADRs from time to time and the owners and beneficial owners from time to time of ADRs, pursuant to which the ADSs are issued (as amended, the “Deposit Agreement”). The Deposit Agreement was amended and restated on January 14, 2008. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of Fiduciaria Bancolombia, as agent of the Depositary, currently located at Carrera 48, No. 26 — 85, Medellín, Colombia or Calle 30A No. 6-38, Bogotá, Colombia. The Depositary’s principal executive office is located at One Wall Street, New York, New York 10286.
On September 30, 1998, Bancolombia filed a registration statement on Form F-3 with the SEC to register ADSs evidenced by ADRs, each representing four preferred shares, issued in connection with the merger between BIC and Banco de Colombia for resale by the holders into the U.S. public market from time to time. On January 24, 2005, the Board determined to deregister the unsold ADSs registered under the registration statement on Form F-3. On March 14, 2005, Bancolombia filed an amendment to the registration statement deregistering the remaining unsold ADSs. On August 8, 2005, Bancolombia filed, through the Depositary, a registration statement on Form F-6 registering 50,000,000 ADSs evidenced by ADRs in connection with the Conavi/Corfinsura merger. On May 14, 2007, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt securities, preferred shares and rights to subscribe preferred shares in connection with the subsequent offerings which took place in the second and third quarter of 2007. On January 14, 2008, by filing the form F-6 before the SEC, Bancolombia increased the amount of its ADR program up to 400,000,000 American Depositary Shares, and registered some amendments to the Depositary Agreement of ADS’s between Bancolombia and the Bank of New York.

B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
The Colombian Stock Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2008, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Stock Exchange was Ps 3,543.28 billion. There are no official market makers or independent specialists in the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The Colombian Stock Exchange is relatively volatile compared to major world markets. The aggregate equity market capitalization of the Colombian Stock Exchange as of December 31, 2008, was Ps 195,699.2 billion (U.S. dollars 87,600.4 million), with 89 companies listed as of that date.
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
Not applicable.
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
Set forth below is certain information concerning the Bank’s capital stock and a brief summary of certain significant provisions of the Bank’s by-laws and Colombian corporate law. This description does not purport to be complete and is qualified by reference to the Bank’s by-laws (an English translation of which is attached to this Annual Report as Exhibit 1) and to Colombian corporate law.
Bancolombia is publicly held corporation with its principal place of business in the city of Medellín, Colombia, governed mainly by the Bank’s by-laws and by Colombian corporate law.
BANCOLOMBIA’S CORPORATE PURPOSE
Pursuant to Article Four of its by-laws, Bancolombia’s corporate purpose consists of all kinds of banking operations, business, acts and services. Subject to applicable law, Bancolombia may carry out all the activities and investments authorized to banking establishments. Bancolombia is also authorized to participate in the capital stock of other companies, subject to any restrictions imposed by applicable law.

BOARD OF DIRECTORS
As of the date of filing of this Annual Report, Bancolombia’s board of directors is composed of nine (9) directors, elected for a two-year term on March 2, 2009, with no alternate directors being provided for. Please see “Item 6.A – Directors and Senior Management – Directors”, for more information regarding Bancolombia’s current directors. After being designated, all of the members of the Board of Directors need an authorization from the Superintendency of Finance. This entity analyzes if the director has an adequate resume for the position according to the requirements of the Colombian Law.
The directors of Bancolombia must abstain from participating, directly or through an intermediary, on their own behalf or on behalf of a third party, in activities that may compete against the Bank or in conflict-of-interest transactions that may generate a conflict of interest situation, unless the general shareholders meeting expressly authorizes such transactions. For such purposes, the directors shall provide the shareholders meeting with all the relevant information necessary for the shareholders to reach a decision. If the director is a shareholder, his or her vote shall be excluded from the respective decision process. In any case, the general shareholders meeting could only grant its authorization if the act does not adversely affect Bancolombia’s interests.
In the general annual shareholders meeting, the shareholders are responsible for determining, the compensation of the members of the board of directors.
Pursuant to the by-laws of Bancolombia, the board of directors has the power to authorize the execution of any agreement, within the corporate purpose of Bancolombia, and to adopt the necessary measures in order for the Bank to accomplish its purpose.
The by-laws of Bancolombia do not provide for :(i) any age limit requirement regarding retirement or non-retirement of directors or (ii) any number of shares required for director’s qualification.
DESCRIPTION OF SHARE RIGHTS, PREFERENCES AND RESTRICTIONS
Bancolombia’s by-laws provide for an authorized capital stock of Ps 500,000,000,000 divided into 1,000,000,000 shares of a par value of Ps 500 each, which may be of the following classes: (i) common shares, (ii) privileged shares, and (iii) shares with preferred dividend and no voting rights (“preferred shares”). Pursuant to Article 6 of the by-laws, all shares issued shall have the same nominal value.
As of December 31, 2008, Bancolombia had 509,704,584 common shares and 278,122,419 preferred shares outstanding and a capital stock of Ps 460,684 million divided into 787,827,003 shares. No privileged shares have been issued by Bancolombia.
Voting Rights
Common Shares
The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting. These general meetings may be ordinary meetings or extraordinary meetings. Ordinary general shareholder’s meetings occur at least once a year but no later than three months after the end of the prior fiscal year, for the following purposes:
•	to consider the approval of Bancolombia’s annual report, including the financial statements for the preceding fiscal year;

•	to review the annual report prepared by the external auditor;

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
According to Decree 3923 of 2006, the election of independent directors must be in a separate ballot from the ballot to elect the rest of the directors, unless the reaching of the minimum number of independent directors required by law or by the by-laws is assured, or when there is only one list that includes the minimum number of independent directors required by law or by the by-laws.
According to Law 964 of 2005, 25% of the members of the board of directors shall be independent. A person who is an “independent director” is understood to mean a director who is NOT:
•
An employee or director of the issuer or any of its parent or subsidiary companies, including all those persons acting in said capacity during the year immediately preceding that in which they were appointed, except in the case of an independent member of the board of directors being re-elected.

•
Shareholders, who either directly or by virtue of an agreement direct, guide or control the majority of the entity’s voting rights or who determine the majority composition of the administrative, directing or controlling bodies of this same entity.

•
A partner or employee of any association or firm that provides advisory or consultancy services to the issuer or to companies who belong to the same economic group to which the issuer in question belongs, in the event that income obtained from such services represent for said association or firm twenty per cent (20%) or more of its total operating income.

•
An employee or director of a foundation, association or institution that receives significant donations from the issuer. The term “significant donations” is quantified as being twenty per cent (20%) or more of the total amount of donations received by the respective institution.

•	An administrator of any entity on whose board of directors a legal representative of the issuer participates.

•
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
Quorum for both ordinary and extraordinary general shareholders’ meetings to be convened at first call requires the presence of two or more shareholders representing at least half plus one of the outstanding shares entitled to vote at the relevant meeting. If a quorum is not present, a subsequent meeting is called at which the presence of one or more holders of shares entitled to vote at the relevant meeting constitutes a quorum, regardless of the number of shares represented. General meetings (whether ordinary or extraordinary) may be called by the board of directors, the President or the external auditor of Bancolombia. In addition, two or more shareholders representing at least 20% of the outstanding shares have the right to request that a general meeting be convened. Notice of ordinary general meetings must be published in one newspaper of wide circulation at Bancolombia’s principal place of business at least 15 business days prior to an ordinary general shareholders’ meeting. Notice of extraordinary general meetings, listing the matters to be addressed at such a meeting must be published in one newspaper of wide circulation at Bancolombia’s principal place of business at least five calendar days prior to an extraordinary general meeting.
Except when Colombian law or Bancolombia’s by-laws require a special majority, action may be taken at a general shareholder’s meeting by the vote of two or more shareholders representing a majority of common shares present. Pursuant to Colombian law and/or Bancolombia’s by-laws, special majorities are required to adopt the following corporate actions:
•
a favorable vote of at least 70% of the shares represented at a general shareholders’ meeting is required to approve the issuance of stock without granting a preemptive right in respect of that stock in favor of the shareholders;

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

Adoption of certain of the above-mentioned corporate actions also requires the favorable vote of a majority of the preferred shares as specified by Colombian law and Bancolombia’s by-laws. If the Superintendency of Finance determines that any amendment to the by-laws fails to comply with Colombian law, it may demand that the relevant provisions be modified accordingly. Under these circumstances, Bancolombia will be obligated to comply in a timely manner.

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

Bancolombia must cause a notice of any meeting at which holders of preferred shares are entitled to vote to be mailed to each record holder of preferred shares. Each notice must include a statement stating:
•	the date of the meeting;

•	a description of any resolution to be proposed for adoption at the meeting on which the holders of preferred shares are entitled to vote; and

•	instructions for the delivery of proxies.

Dividends
Common Shares
Once the shareholders present at the relevant general shareholders meeting have approved the financial statements, then they can determine the allocation of distributable profits, if any, of the preceding year. This is done by a resolution adopted by the vote of the holders of a majority of the common shares at the annual general shareholder’s meeting pursuant to the recommendation of the board of directors and the President of Bancolombia.
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

Under Colombian law, the dividends payable to the holders of common shares cannot exceed the dividends payable to holders of the preferred shares. Bancolombia’s by-laws requires to maintain a reserve fund equal to 50% of paid-in capital. All common shares that are fully paid in and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Common shares that are only partially-paid in participate in a dividend or distribution in the same proportion than the shares have been paid in at the time of the dividend or distribution.
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
In the event that the holders of preferred shares have not received the minimum dividend for a period in excess of two consecutive fiscal years, they will acquire certain voting rights. See “Item 10.B Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares”.

General aspects involving Dividends
Subject to the decision of the General Meeting of Shareholders, the dividend may be payable is stock. This decision shall be compulsory to the stockholder’s provided it has been approved of the majority in the manner provided for on number 3 of article 47 of the Bancolombia’s By-laws.
The dividend periods may be different from the periods covered by the general balance sheet. In the general shareholders’ meeting, shareholders will determine such dividend periods, the effective date, the system and the place for payment of dividends.
Dividends declared on the common shares and the preferred shares will be payable to the record holders of those shares, as they are recorded on Bancolombia’s stock registry, on the appropriate record dates as determined in the general shareholders’ meeting.
Any stock dividend payable by Bancolombia will be paid in common shares to the holders of common shares and in preferred shares to the holders of preferred shares. Nonetheless, Shareholders at the general shareholders’ meeting may authorize the payment in common shares to all shareholders.
Any stock dividend payable in common shares requires the approval of 80% or more of the shares present at a shareholders’ meeting, which will include 80% or more of the outstanding preferred shares. In the event that none of the holders of preferred shares is present at such meeting, a stock dividend may only be paid to the holders of common shares that approve such a payment.
Liquidation Rights
Bancolombia will be dissolved if certain events take place, including the following:
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
Upon liquidation, holders of fully paid preferred shares will be entitled to receive in pesos, out of the surplus assets available for distribution to shareholders, pari passu with any of the other shares ranking at that time pari passu with the preferred shares, an amount equal to the subscription price of those preferred shares before any distribution or payment may be made to holders of common shares and any other shares at that time ranking junior to the preferred shares as regards Bancolombia’s participation in Bancolombia’s surplus assets. If, upon any liquidation, assets that are available for distribution among the holders of preferred shares and liquidation parity shares are insufficient to pay in full their respective liquidation preferences, then those assets will be distributed among those holders pro rata in accordance with the respective liquidation preference amounts payable to them.

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
Preemptive Rights and Other Anti-Dilution Provisions
Pursuant to the Colombian Commerce Code, Bancolombia is allowed to have an amount of outstanding capital stock smaller than the authorized capital stock set out in its by-laws. Under Bancolombia’s by-laws, the holders of common shares determine the amount of authorized capital stock, and the board of directors has the power to (a) order the issuance and regulate the terms of subscription of common shares up to the total amount of authorized capital stock and (b) regulate the issuance of shares with rights to a preferential dividend but without the right to vote, when expressly delegated at the general shareholders’ meeting. The issuance of preferred shares must always be first approved at the general shareholders’ meeting, which shall determine the nature and extent of any privileges, according to the by-laws and Colombian law.
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
The Bank’s by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. See “Item 3. Key Information - D. Risk Factors — Preemptive rights may not be available to holders of ADRs.”
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
The Superintendency of Finance will authorize decreases in the outstanding capital stock decided by the holders of common shares only if:
•	Bancolombia has no liabilities;
•	Bancolombia’s creditors consent in writing; or
•	the outstanding capital stock remaining after the reduction represents at least twice the amount of Bancolombia’s liabilities.

Limits on Purchases and Sales of Capital Stock by Related Parties
Pursuant to the Colombian Commerce Code, the members of the Bank’s board of directors and certain of our principal executive officers may not, directly or indirectly, buy or sell shares of our capital stock while they hold their positions, unless they obtain the prior approval of the board of directors passed with the vote of two-thirds of its members (excluding, in the case of transactions by a director, such director’s vote).
No Redemption
Colombian law prohibits Bancolombia from repurchasing shares of its capital stock, including the preferred shares.
C. MATERIAL CONTRACTS
In May 2007, Bancolombia, through its subsidiary Bancolombia Panamá, acquired Banagrícola, a holding company with several subsidiaries dedicated to banking, commercial and consumer activities, insurance, pension funds and brokerage, among others, which are Banco Agrícola in El Salvador and Banco Agrícola Panamá S.A. in Panama. This transaction included the acquisition of all of Banagrícola’s subsidiaries, including the commercial and retail banking, insurance, pension funds and brokerage activities.
On June 6, 2008, Bancolombia announced the execution of an agreement whereby it sold 100% of its direct and indirect interest in Multienlace S.A. to Stratton Spain S.L., equating to approximately 98% of Multienlace S.A. The purchase price was Ps 105,882.6 million. Multienlace S.A. provides business process outsourcing and contact center services to corporate clients.
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

E. TAXATION
Colombian Taxation
For purposes of Colombian taxation, an individual is a resident of Colombia if he or she is physically present in Colombia for six or more months during the calendar year or six or more consecutive or non consecutive months during fiscal year. For purposes of Colombian taxation, a legal entity is a resident of Colombia if it is organized under the laws of Colombia.
In Colombia, dividends received by foreign companies or other foreign entities, non-resident individuals and successions of non-residents are subject to income taxes.
Foreign companies, foreign investment funds, and individuals that are not Colombian residents are not required by law to file an income tax return in Colombia when dividends that have not been taxed at the corporate level have been subject to withholding taxes.
Pursuant to the International Investment Statute (see “Item 10. Additional Information — D. Exchange Controls”) the preferred shares deposited under the Deposit Agreement constitute a “Foreign Institutional Capital Investment Fund”. Under Article 18-1 of the Estatuto Tributario, Decree 624 of 1989 as amended (the “Fiscal Statute”), dividends paid to foreign institutional capital investment funds are not subject to Colombian income, withholding, remittance or other taxes, provided that such dividends are paid in respect of previously taxed earnings of Bancolombia. Therefore, provided that distributions are made by the Bank to the holders of ADRs through the Depositary, all distributions by the Bank made on account of preferred shares to holders of ADRs evidencing ADSs who are not resident in Colombia, as defined below, will be exempt from Colombian income, withholding and remittance taxes, except when distributions are paid out of non-taxed earnings of the Bank, in which case the applicable tax rate for that distribution dividend is 33%.
Likewise, dividends paid to a holder of preferred shares (as distinguished from the ADSs representing such preferred shares) who is not a resident of Colombia, as defined below, and who holds the preferred shares in his own name, rather than through another institutional or individual fund, will be subject to income tax if such dividends do not correspond to the Bank’s profits that have been taxed at the corporate level. For these purposes, the applicable rate is 33%.
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
In the case of preferred shares trading in Colombia, the seller has to file an income tax return, and, if article 36-1 of the Colombian Fiscal Statute is not applicable, the transaction is subject to income tax at a rate of 33%. The sale of stock by foreign institutional capital investment funds is not subject to income tax pursuant to article 18-1 of the Fiscal Statute.
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
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Colombia. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For United States federal income tax purposes, if you hold ADRs evidencing ADSs, you generally will be treated as the owner of the preferred shares represented by those ADRs. Exchanges of preferred shares for ADRs, and ADRs for preferred shares generally will not be subject to United States federal income tax.
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
For purposes of calculating a U.S. Holder’s United States foreign tax credit limitation, dividends will be income from sources outside the United States and, depending on your circumstances, will generally be either passive income or general income. You should consult your own tax advisor regarding the foreign tax credit rules.

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
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENT BY EXPERTS
Not applicable.
H. DOCUMENTS ON DISPLAY
Bancolombia files periodic reports and other information with the SEC. You may read and copy any document that Bancolombia files at the SEC’s public reference room at 100 F Street N.E. Washington DC 20549. Some of the Bank’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.
I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Introduction
The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2008. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates and equity prices and other risk factors, such as sovereign risk.
Bancolombia’s risk management strategy, called the Integrated Risk Management Strategy, is based on principles set by international bodies and by Colombian rules and regulations, and is guided by Bancolombia’s corporate strategy. The main objective of the Integrated Risk Management Strategy is to identify, measure, coordinate, monitor, report and propose policies for market and liquidity risks of the Bank, which in turn serve to facilitate the efficient administration of Bancolombia’s assets and liabilities. Bancolombia’s board of directors and senior management have formalized the policies, procedures, strategies and rules of action for market risk administration in its “Market Risk Manual”. This manual defines the roles and responsibilities within each subdivision of the Bank and their interaction to ensure adequate market risk administration.
The Bank’s Market Risks Management Office is responsible for: (a) identifying, measuring, monitoring, analyzing and controlling the market risk inherent in the Bank’s businesses, (b) analyzing the Bank’s exposure under stress scenarios and confirming compliance with Bancolombia’s risk management policies, (c) designing the methodologies for valuation of the market value of certain securities and financial instruments, (d) reporting to senior management and the board of directors any violation of Bancolombia’s risk management policies, (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book (the “Treasury Book”), and (f) proposing policies to the board of directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that every subdivision is prepared to incorporate the new product into their procedures, that every risk is considered before the product is incorporated and that approval is obtained from the board of directors before the new product can be sold.
The Bank’s assets include both trading and non-trading instruments. Trading instruments are recorded in the Treasury Book and include fixed income securities, foreign exchange (FX) futures, bonds futures and over-the-counter plain vanilla derivatives. Trading in derivatives include forward contracts in foreign currency operations, plain vanilla options on U.S. dollar/Ps currency, foreign exchange swaps and interest rate swaps. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.
The Bank uses a value at risk (“VaR”) calculation to limit its exposure to the market risk of its Treasury Book. The board of directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for Bancolombia. The Asset and Liabilities Committee (“ALCO”) is responsible for establishing the maximum VaR by type of investment (e.g., fixed income in public debt) and by type of risk (e.g., currency risk). These limits are supervised on a daily basis by the Market Risk Management Office.
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
The VaR methodology established by Circular 051 of 2007 is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the Treasury Book and excludes investments classified as “hold to maturity” and any other investment that comprises the Banking Book, such as non-trading positions. In addition, the methodology eliminates the aggregation of risks by the use of correlations and in the alternative, provides for a new allocation system based on defined zones and bands. The VaR is estimated with a 99% confidence level and ten days time horizon, adjusted by a multiplicative factor equal to three.
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
The relevant risk exposure categories for which VaR is computed by Bancolombia according to the External Circular 051 of 2007 are:
•	interest rate risks relating to local currency, foreign currency and UVR;
•	currency risk
•	stock price risk; and
•	fund risk.
Interest Rate Risk: The interest rate risk is the probability of loss of value of a position due to fluctuations in market interest rates. Bancolombia calculates the interest rate risk for positions in local currency, foreign currency and UVR separately; in accordance with Chapter XXI of the Basic Accounting Circular issued by the Superintendency of Finance. The calculation of the interest rate risk begins by determining the net position in each instrument and estimating its sensitivity by multiplying its net present value (“NPV”) by its “modified duration” and by the interest rate’s estimated fluctuation (as defined by the Superintendency of Finance). The interest rate’s fluctuations are established by the Superintendency of Finance according to historical market performance, as shown in the following table:

Interest Risk — Sensitivity by Bands and Zones

		Modified Duration		Interest rate Fluctuations (basis points)
Zone	Band	Low	High	Pesos	UVR	USD

Zone 1	1	0	0.08	221	221	100
	2	0.08	0.5	221	221	100
	3	0.25	0.5	221	221	100
	4	0.5	1	221	221	100

Zona 2	5	1	1.9	206	208	90
	6	1.9	2.8	190	195	80
	7	2.8	3.6	175	182	75

Zona 3	8	3.6	4.3	159	168	75
	9	4.3	5.7	144	155	70
	10	5.7	7.3	128	142	65
	11	7.3	9.3	118	142	60
	12	9.3	12	118	142	60
	13	10.6	20	118	142	60
	14	12		118	142	60
	15	20		118	142	60

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
The Bank’s exposure to interest risk primarily arises from investments in Colombian government treasury bonds (TES), corporate bonds, and short-term floating notes.
The interest rate risk VaR decreased from Ps 159,444 million as of December 31, 2007 to Ps 134,077 million as of December 31, 2008 due to the reduction in the duration of the debt securities portfolio. During 2008 the Bank’s average interest rate risk VaR was Ps 128,262 million, the maximum value was Ps 145,880 million, and the minimum value was Ps 114,922 million.
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
The Bank’s exposure to currency risk primarily arises from changes U.S. dollar/peso exchange rate. The currency risk VaR increased from Ps 5,689 million as of December 31, 2007 to Ps 27,056 million as of December 31, 2008. The significant increase was due to the rise in the net position of foreign currency exposure due to the appreciation trend of the Colombian peso. During 2008 the Bank’s average currency risk VaR was Ps 24,554 million, the maximum value was Ps 60,567 million, and the minimum value was Ps 2,875 million.

The stock price risk decreased from Ps 40,910 million in 2007 to Ps 38,924 million in 2008. During 2008 the Bank’s average stock price risk VaR was Ps 36,553 million, the maximum value was Ps 38,924 million, and the minimum value was Ps 34,092 million.
The fund risk which arises from investments in mutual funds increased from Ps 4,768 million in 2007 to Ps 47,904 million in 2008 due to increase in these investments for liquidity purposes. During 2008 the Bank’s average fund risk VaR was Ps 12,320 million, the maximum value was Ps 47,904 million, and the minimum value was Ps 5,553 million.
Total Market Risk VaR
The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk and the fund risk.
As of December 31, 2008, the Total Market Risk VaR amounted to Ps 248,062 million which represents a decrease from Ps 210,811 million in 2007, explained by the increase in fund risk VaR.
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
The table below provides information about Bancolombia’s consolidated VaR for trading instruments by the end of 2007 and 2008.

	31/12/2007	31/12/2008
Interest Rate Risk VaR	159,444	134,077
Currency Risk VaR	5,689	27,056
Equity Risk VaR	40,910	38,924
Fund Risk VaR	4,768	47,904

Total VaR	210,811	248,062

During 2008 the Bank’s average Total VaR was Ps 201,690 million, the maximum value was Ps 248,062 million, and the minimum value was Ps 183,339 million.
Non-Trading Instruments Market Risk Measurement
The Banking Book relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income as a result of a change in market interest rates. Changes in interest rates affect Bancolombia’s earnings as a result of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities. The foreign currency exchange rate exposures arising from the Banking Book are provided to the Treasury Division where these positions are aggregated and managed.
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
The following tables provide information about Bancolombia’s interest rate sensitivity for the balance sheet items comprising the Banking Book. These tables show the following information for each group of assets and liabilities:

FAIR VALUE: Sum of the original net present value.

+ 50 bps: Net present’s value change with an increase of 50 bps.

+ 100 bps: Net present’s value change with an increase of 100 bps.
Interest Rate Risk (Ps million)
2007

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	1,662,108	(22,521)	(44,939)
Loans	38,324,676	(120,644)	(240,740)
Customer’s acceptances	12,957	(6)	(11)

Total interest rate sensitive assets	39,999,741	(143,170)	(285,690)

	FAIR VALUE	+50bps	+100bps
Liabilities
Checking Accounts — Saving Deposits	19,063,969	(67,943)	(135,577)
Time Deposits	14,791,980	(29,189)	(58,245)
Bank acceptances outstandings	12,957	(6)	(11)
Interbank borrowings	4,792,533	(5,521)	(11,016)
Long-term debt	2,778,855	(32,746)	(65,343)

Total interest rate sensitive liabilities	41,440,295	(135,404)	(270,191)

Total net change		(7,767)	(15,498)
A rise in interest rates decreases the fair value of the assets and liabilities of the Bank, therefore, the Bank’s market value is negatively affected on the assets side and positively affected on the liabilities side.

Interest Rate Risk (Ps million)
2008

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	2,403,824	(24,437)	(48,763)
Loans	46,108,840	(157,444)	(314,172)

Total interest rate sensitive assets	48,512,803	(181,881)	(362,934)

	FAIR VALUE	+50bps	+100bps
Liabilities
Checking Accounts — Saving Deposits	20,799,643	(67,807)	(135,306)
Time Deposits	18,912,528	(34,385)	(68,615)
Interbank borrowings	6,024,932	(8,181)	(16,324)
Long-term debt	3,587,526	(30,472)	(60,806)
Convertible Bonds	5,877	(15)	(29)

Total interest rate sensitive liabilities	49,330,505	(140,860)	(281,079)

Total net change		(41,021)	(81,855)
A rise in interest rates decreases the fair value of the assets and liabilities of the Bank, therefore, the Bank’s market value is negatively affected on the assets side and positively affected on the liabilities side.
Bancolombia’s largest assets are loans, which represent 95.04% of the total NPV where the commercial loans portfolio shows the largest increase with a growth rate of 19.97%. The market value’s change in assets with a 50 basis points parallel shift of the yield curve has increased from Ps 143,170 million in 2007 to Ps 181,881 million in 2008 due to an increase in the NPV of the loans portfolio of Ps 36,800 million.
On the liabilities side, Bancolombia’s largest interest rate sensitive liabilities are checking accounts, saving deposits and time deposits which represent 42% and 38%, respectively of the total NPV. The market value’s change in liabilities with a 50 basis points parallel shift of the yield curve increased from Ps 135,404 million in 2007 to Ps 140,860 million in 2008, reflecting the increase of 18% in the time deposits during 2008.
As of December 31, 2008, the net change in the NPV for the market risk sensitive instruments, entered into for other than trading purposes with positive parallel shifts of 50 and 100 basis points, were Ps (41,021) million and Ps (81,855) million respectively. The interest rate risk increase in 2008 is explained in a higher duration in the loans portfolio.
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
Bancolombia’s results of operations and financial position have not suffered any direct impact as a consequence of the recent credit market instability in the U.S. resulting from concerns with increased defaults of subprime and certain other mortgage products and loss of liquidity in markets for mortgage related securities. As of December 31, 2008, Bancolombia’s investment portfolio did not contain instruments (i) backed by, or otherwise related to, U.S. subprime mortgages or (ii) with exposure to monoline financial guarantors. Moreover, the Bank was not affected by the high cost of funding in the global market, mainly because the liquidity available from the Colombian market enabled Bancolombia to fund its operations and maintain its regular business activities. These market conditions also have not had any material impact on the Bank’s Subsidiaries located outside of Colombia.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
There has not been any default in the payment of dividends, principal, interest, a sinking or purchase fund installment in Bancolombia operation or any of its subsidiaries.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
The Bank carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank’s disclosure controls and procedures. As a result, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Bank files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the SEC and to provide reasonable assurance that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding disclosure.
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
Management assessed the effectiveness of internal control over financial reporting as of December 31, 2008 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. On this assessment, management concluded that the Bank’s internal control over financial reporting was effective as of December 31, 2008.
The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers Ltda, an independent registered public accounting firm, which report is included on page F-4 of this Annual Report.
ITEM 16. RESERVED
ITEM.16.A AUDIT COMMITTEE FINANCIAL EXPERT
The Bank’s audit committee’s financial expert is elected every two years. Mr. Alejandro Gaviria Uribe has served as the Bank’s audit committee financial expert since May 22, 2007. He was reelected on April 20, 2009 to serve as the audit committee’s financial expert for the current two-year period. Mr. Gaviria Uribe does not own any shares of Bancolombia and there is no business relationship between him and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mr. Gaviria Uribe and the Bank, except in connection with his capacity as a member of the Bank’s board of directors and now as a member of the audit committee. Mr. Gaviria Uribe is considered an independent director under Colombian law and the Bank’s Corporate Governance Code, as well as under NYSE’s director independence standards.
ITEM.16.B CORPORATE GOVERNANCE AND CODE OF ETHICS
Under the NYSE’s Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. See “Item 16. Reserved — 16.G Corporate Governance”

Bancolombia has adopted an Ethics Code and a Corporate Governance Code, both of which apply to all employees, officers and directors. English translations of the Ethics Code and the Corporate Governance Code are available at Bancolombia’s website at www.grupobancolombia.com.co. The Spanish versions of these codes will prevail for all legal purposes.
A phone line called “línea ética” is available for anonymous reporting of any evidence of improper conduct.
ITEM.16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled Ps 5,444 million (audited by Deloitte & Touche Ltda) and Ps 5,946 million (audited by PricewaterhouseCoopers Ltda.) for the years 2007 and 2008 respectively.
Additionally other audit-related fees totaled Ps 1,256 (audited by Deloitte & Touche Ltda) and Ps 203 million (audited by PricewaterhouseCoopers Ltda) for the years ended December 31, 2007 and 2008 respectively. The year ended December 31, 2007 was audited by Deloitte & Touche Ltda. and the year ended December 31, 2008 was audited by PricewaterhouseCoopers Ltda. Bancolombia had no tax fees or other fees for the years 2007 and 2008.
The Bank’s audit committee charter includes the following pre-approval policies and procedures, which are included in the audit committee’s charters:
The audit committee approves annually the work plan of the external auditors, which will include all services that may be rendered by the external auditors in accordance with applicable law.
For instances in which additional services are required to be provided by the external auditors, such services must be previously approved by the audit committee. Whenever this approval is not obtained at a meeting held by the audit committee, the approval will be obtained through the vice president of internal audit, who will be responsible for soliciting the consent from each of the audit committee members. The approval will be obtained upon favorable vote of the majority of its members.
Every request for approval of additional services must be adequately substantiated, including complete and effective information regarding the characteristics of the service that will be provided by the external auditors. In all cases, the budget of the external auditors must be approved by the general shareholders meeting.

ITEM.16.D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None
ITEM.16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Colombian law prohibits the repurchase of shares issued by entities supervised by the Superintendency of Finance. Therefore, neither Bancolombia nor any affiliated purchaser repurchased any shares during fiscal year 2008.
ITEM.16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable
ITEM.16.G CORPORATE GOVERNANCE
Bancolombia, as a listed company that qualifies as a foreign private issuer under the NYSE listing standards in accordance with the NYSE corporate governance rules, is permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. The Bank follows corporate governance practices applicable to Colombian companies and those described in the Bank’s Corporate Governance Code (the “Corporate Governance Code”) which in turn follows Colombian corporate governance rules. An English translation of the Corporate Governance Code is available at Bancolombia’s website at www.grupobancolombia.com.co. The Spanish version will prevail for all legal purposes.
In Colombia, a series of laws and regulations set forth corporate governance requirements. External Circular 056 of 2007 issued by the Superintendency of Finance, contains the corporate governance standards to be followed by companies issuing securities that may be purchased by Colombian pension funds. Under External Circular 056 of 2007, entities under supervision of the Superintendency of Finance, when taking investment decisions, must take into account the recommendations established by the “Country Code” and the corporate governance standards followed by the entities beneficiaries of the investment. Additionally, External Circular 055 of 2007 establishes that entities under the supervision of the Superintendency of Finance must adopt mechanisms for the periodic disclosure of their corporate governance standards.
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
The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards:
•
Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law mandates that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia’s management recommends to its shareholders lists of director nominees of which at least 25% are independent directors. For the independence test applicable to directors of Bancolombia see “Item 10. Additional Information. — B. Memorandum and Articles of Association — Board of Directors”.

•
Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. The non-executive directors of Bancolombia do not meet formally without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors, however it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s board of directors does not include any management members, however the CEO attends the monthly meetings of the Bank’s board of directors (but is not allowed to vote) and committees may have officers or employees as permanent members to guarantee an adequate flow of information between employees, management and directors. In accordance with the Law 964 of 2005 and the Bank’s by-laws, no executive officer can be elected as chairman of the Bank’s board of directors.

•
Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules promulgated by the NYSE and, in the case of the audit committee, the NYSE and the SEC. The Bank’s board of directors has a “Board Issues Committee”, a “Designation, Compensation and Development Committee”, a “Corporate Governance Committee” and an “Audit Committee”, each of which is composed of both directors and officers, except the audit committee which is composed by three directors but no officers. These committees have their own charters which address various corporate governance subjects, in accordance with NYSE Corporate Governance Standards. Bancolombia’s audit committee complies with NYSE Corporate Governance Standards applicable to foreign private issuers. For a description of these committees see “Item 6. Directors, Senior Management and Employees — C. Board Practices”.

•
Shareholder Approval of Equity Compensation Plans. Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. Under Colombian laws applicable to Bancolombia, such approval from shareholders is also required.

•
Shareholder Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have shareholders approve or declare dividends, in accordance with the Colombian Code of Commerce, annual dividends must be approved by Bancolombia’s shareholders.

PART III
FINANCIAL STATEMENTS
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
Reference is made to pages F — 1 through F — 120.
ITEM 19. EXHIBITS
The following exhibits are filed as part of this Annual Report.

1.(1)	English Translation of Corporate by-laws (estatutos sociales) of the registrant, as amended on March 01, 2007.

2 (3)	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended on January 14, 2008.

4.1.	English Summary of the Stock Purchase Agreement entered into between Bancolombia S.A., the other shareholders named therein and Stratton Spain S.L. on June 6, 2008.

7	Selected Ratios’ Calculation

8.1	List of Subsidiaries

11(2)	English translation of the Ethics Code of the registrant, as amended on June 23, 2008.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

15.(a)(2)	English Translation of Corporate Governance Code (Código de Buen Gobierno) of the registrant, as amended on June 23, 2008.

(1)	Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2006 filed on May 10, 2007.

(2)	Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2007 filed on July 8, 2008.

(3)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Dated: June 30, 2009
BANCOLOMBIA S.A.

By:	/s/ JAIME ALBERTO VELÁSQUEZ BOTERO Name: Jaime Alberto Velásquez Botero. Title: Vice President, Finance.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Board of Directors and Shareholders of Bancolombia S. A.
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Bancolombia S. A. and its subsidiaries (the “Bank”) at December 31, 2008, and the consolidated results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in Colombia and the special regulations of the Superintendency of Finance, collectively “Colombian GAAP” . Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Bank’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Colombia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
As discussed in Note 2 (d) to the consolidated financial statements, the Bank changed the manner in which it presents increases and decreases in deposits within its consolidated statement of cash flows prepared under Colombian GAAP, effective January 1, 2008.

To The Board of Directors and Shareholders of Bancolombia S. A.
June 29, 2009
Accounting principles generally accepted in Colombia and the special regulations of the Superintendency of Finance, collectively “Colombian GAAP”, vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers LTDA
Medellin, Colombia
June 30, 2009

Deloitte & Touche Ltda.
Edificio Corficolombiana
Calle 16 Sur No 43 A-49 Pisos 9 y 10
A.A 404
Nit 860.005.813-4
Medellin
Colombia
Tel: 57(4) 313 56 54
Fax: 57(4) 313 93 43
www.deloitte.com/co
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of BANCOLOMBIA S.A.:
We have audited the accompanying consolidated balance sheets of Bancolombia SA and subsidiaries (the “Bank”) as of December 31, 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
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
In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Bancolombia S.A. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with Colombian GAAP.
Colombian GAAP vary in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.
As discussed in Notes 2(d), 2(ab), 31(q) and 31(x) to the consolidated financial statements, the accompanying 2007 and 2006 financial statements have been retrospectively adjusted for the changes in accounting practices relating to presentation of increases and decreases in deposits within its consolidated statements of cash flows and to certain transactions in its statements of operations, operations discontinued in 2008 and disclosures in the composition of reportable segments, respectively.
/s/ Deloitte & Touche Ltda.
Medellin, Colombia
July 7, 2008 (June 25, 2009 for the effects of certain restatements for the correction of errors discussed on Note 31(y) and June 26, 2009 as to the effects of the retrospective adjustments discussed in Notes 2(d), 2(ab), 31(q) and 31(x) to the consolidated financial statements)

Consent of independent public accounting firm
We hereby consent to the use in this Registration Statement on Form 20-F of Bancolombia S. A. of our report dated June 29, 2008 relating to the financial statements of Banagrícola, S. A. and its subsidiaries as of December 31, 2007 prepared in conformity with accounting standards prescribed by the Superintendence of Financial System of EI Salvador, which appear in such Registration Statement.
/s/ PriceWaterhouseCoopers
June 26, 2009
Panamá, Republic of Panama

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2007 and 2008
(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

						2008(1)
	Notes	2007		2008		(Unaudited)
						U.S. Dollar
Assets

Cash and cash equivalents:
Cash and due from banks	4	Ps	3,618,619	Ps	3,870,927	US$	1,725,328
Overnight funds			1,609,768		1,748,648		779,397

Total cash and cash equivalents			5,228,387		5,619,575		2,504,725

Investment securities:	5
Debt securities:			5,596,051		6,840,596		3,048,951
Trading			1,916,012		2,385,564		1,063,279
Available for sale			1,954,593		2,000,588		891,691
Held to maturity			1,725,446		2,454,444		1,093,981
Equity securities:			253,747		503,861		224,578
Trading			93,125		331,398		147,709
Available for sale			160,622		172,463		76,869
Allowance			(75,547)		(66,181)		(29,498)

Total investment securities, net			5,774,251		7,278,276		3,244,031

Loans and financial leases:	6
Commercial loans			23,397,058		28,068,731		12,510,633
Consumer loans			6,593,211		7,532,649		3,357,409
Small business loans			129,900		143,122		63,792
Mortgage loans			2,883,628		3,391,326		1,511,562
Financial leases			4,698,827		5,506,742		2,454,433
Allowance for loans and financial leases losses	7		(1,457,151)		(2,134,360)		(951,315)

Total loans and financial leases, net			36,245,473		42,508,210		18,946,514

Accrued interest receivable on loans and financial leases:
Accrued interest receivable on loans and financial leases			431,863		559,981		249,592
Allowance for accrued interest losses	7		(33,303)		(54,323)		(24,213)

Total interest accrued, net			398,560		505,658		225,379

Customers’ acceptances and derivatives	8		196,001		272,458		121,438
Accounts receivable, net	9		716,106		828,817		369,416
Property, plant and equipment, net	10		855,818		1,171,117		521,984
Operating leases, net	11		488,333		726,262		323,705
Foreclosed assets, net	15		32,294		24,653		10,988
Prepaid expenses and deferred charges	12		137,901		132,881		59,227
Goodwill	14		977,095		1,008,639		449,565
Other assets, net	13		580,642		1,093,850		487,544
Reappraisal of assets	16		520,788		612,683		273,082

Total assets		Ps	52,151,649	Ps	61,783,079	US$	27,537,598

Memorandum accounts	25	Ps	182,209,139	Ps	219,171,533	US$	97,687,872

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2007 and 2008
(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

						2008(1)
	Notes	2007		2008		(Unaudited)
						U.S. Dollar

Liabilities and Stockholders’ Equity

Deposits
Non-interest bearing:		Ps	5,804,724	Ps	5,723,460	US$	2,551,028
Checking accounts			5,300,864		5,289,918		2,357,792
Other			503,860		433,542		193,236
Interest bearing:			28,569,426		34,660,940		15,448,874
Checking accounts			1,567,411		2,011,132		896,390
Time deposits			14,304,727		18,652,738		8,313,791
Savings deposits			12,697,288		13,997,070		6,238,693

Total deposits			34,374,150		40,384,400		17,999,902

Overnight funds			2,005,490		2,564,208		1,142,904
Bank acceptances outstanding			55,208		56,935		25,377
Interbank borrowings	17		1,506,611		2,077,291		925,878
Borrowings from development and other domestic banks	18		3,344,635		3,870,634		1,725,197
Accounts payable			1,714,418		1,688,402		752,545
Accrued interest payable			286,627		400,902		178,688
Other liabilities	19		503,433		589,501		262,749
Long-term debt	20		2,850,730		3,643,486		1,623,953
Accrued expenses	21		218,860		255,183		113,739
Minority interest			92,217		135,292		60,301

Total liabilities			46,952,379		55,666,234		24,811,233

Stockholders’ equity	22, 24
Subscribed and paid in capital:			460,684		460,684		205,334
Nonvoting preferred shares			151,422		151,422		67,492
Common shares			309,262		309,262		137,842
Retained earnings:			4,446,527		5,265,664		2,346,981
Appropriated	23		3,359,604		3,975,021		1,771,723
Unappropriated			1,086,923		1,290,643		575,258
Reappraisal of assets	16		319,646		448,511		199,908
Gross unrealized net loss on investments			(27,587)		(58,014)		(25,858)

Total stockholders’ equity			5,199,270		6,116,845		2,726,365

Total liabilities and stockholders’ equity		Ps	52,151,649	Ps	61,783,079	US$	27,537,598

Memorandum accounts	25	Ps	182,209,139	Ps	219,171,533	US$	97,687,872

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2 (c).

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2006, 2007 and 2008
(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2006		2007(2)		2008		2008(1) (Unaudited)
								U.S. Dollar
Interest income:
Loans		Ps	2,312,525	Ps	3,707,751	Ps	4,999,520	US$	2,228,358
Investment securities			273,197		416,644		431,589		192,365
Overnight funds			43,863		115,324		106,208		47,338
Financial leases			384,147		570,689		776,426		346,064

Total interest income			3,013,732		4,810,408		6,313,743		2,814,125

Interest expense:
Checking accounts			32,676		39,076		39,257		17,497
Time deposits			459,513		816,688		1,256,742		560,148
Saving deposits			264,381		461,437		589,718		262,846

Total interest expense on deposits			756,570		1,317,201		1,885,717		840,491

Interbank borrowings			94,872		109,843		74,792		33,335
Borrowings from development and other domestic banks			180,507		274,484		344,900		153,727
Overnight funds			100,876		131,127		166,129		74,046
Long-term debt			113,404		169,435		281,803		125,604

Total interest expense			1,246,229		2,002,090		2,753,341		1,227,203

Net interest income			1,767,503		2,808,318		3,560,402		1,586,922

Provision for loan, accrued interest losses and other receivables, net	7		(266,107)		(707,865)		(1,263,405)		(563,118)
Recovery of charged-off loans			70,746		89,997		108,143		48,201
Provision for foreclosed assets and other assets			(44,353)		(60,531)		(46,297)		(20,635)
Recovery of provisions for foreclosed assets and other assets			89,532		81,364		68,392		30,483

Total net provisions			(150,182)		(597,035)		(1,133,167)		(505,069)

Net interest income after provisions for loans and accrued interest losses			1,617,321		2,211,283		2,427,235		1,081,853

Fees and other services income:
Commissions from banking services			162,273		279,528		238,918		106,489
Electronic services and ATMs fees			85,049		80,711		86,070		38,363
Branch network services			62,403		104,601		104,010		46,359
Collections and payments fees			74,708		130,421		157,281		70,102
Credit card merchant fees			8,150		39,191		32,215		14,359
Credit and debit card annual fees			238,898		293,583		446,647		199,077
Checking fees			60,083		67,438		67,963		30,292
Warehouse services			72,494		—		—		—
Fiduciary activities			62,114		69,200		98,799		44,036
Pension Plan Administration			—		82,453		87,826		39,145
Brokerage fees			67,034		62,493		54,742		24,399
Check remittance			11,040		22,762		26,148		11,655
International operations			34,281		43,643		47,962		21,377

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2006, 2007 and 2008
(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2006		2007(2)		2008		2008(1) (Unaudited)
								U.S. Dollar
Total fees and other service income		Ps	938,527	Ps	1,276,024	Ps	1,448,581	US$	645,653

Fees and other service expenses			(70,866)		(116,453)		(134,939)		(60,144)

Total fees and income from services, net			867,661		1,159,571		1,313,642		585,509

Other operating income:
Foreign exchange gains, net			58,008		27,584		113,584		50,626
Forward contracts in foreign currency			45,073		141,930		142,431		63,484
Gains (losses) on sales of investments on equity securities			75,697		(15,034)		92,125		41,061
Gains on sale of mortgage loans			14,371		50,377		41,080		18,310
Dividend income			21,199		18,968		39,586		17,644
Revenues from commercial subsidiaries			40,323		101,148		101,730		45,343
Insurance income			—		8,013		13,948		6,217
Communication, postage, rent and others			16,762		17,572		105,958		47,226

Total other operating income			271,433		350,558		650,442		289,911

Total operating income			2,756,415		3,721,412		4,391,319		1,957,273

Operating expenses:
Salaries and employee benefits			690,117		835,150		928,997		414,067
Bonus plan payments			35,771		84,226		125,393		55,889
Compensation			6,375		23,463		23,539		10,492
Administrative and other expenses	27		882,182		1,070,845		1,268,982		565,603
Deposit security, net			67,813		49,113		52,151		23,244
Donation expenses			22,596		15,375		26,653		11,880
Depreciation	10		104,553		122,835		141,133		62,905
Merger expenses			35,779		—		—		—
Goodwill amortization			25,814		70,411		73,149		32,604

Total operating expenses			1,871,000		2,271,418		2,639,997		1,176,684

Net operating income			885,415		1,449,994		1,751,322		780,589

Non-operating income:
Other income			194,589		93,294		172,550		76,909
Minority interest			(6,352)		(13,246)		(18,511)		(8,251)
Other expense			(149,243)		(81,236)		(140,662)		(62,695)

Total non-operating (expense) income	28		38,994		(1,188)		13,377		5,963

Income before income taxes			924,409		1,448,806		1,764,699		786,552
Income tax expense	21		(174,880)		(361,883)		(474,056)		(211,294)

Net income		Ps	749,529	Ps	1,086,923	Ps	1,290,643	US$	575,258

Earnings per share		Ps	1,030	Ps	1,433	Ps	1,638	US$	0.73

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See Note 2 (c).

(2)
The consolidated statement of operations for the year 2007 was modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans. No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that period, and accordingly, would not be material for comparative purposes.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2006, 2007 and 2008
(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except share data)

	Non Voting Preferred Shares			Voting Common Shares			Retained Earnings				Surplus				Total
													Gross unrealized
													gain or loss on
							Appro-		Unappro-		Reappraisal		investments		Stockholders'
	Number	Par Value		Number	Par Value		priated		priated		of assets		available for sale		equity

Balance at December 31, 2005	218,122,421	Ps	121,422	509,704,584	Ps	309,262	Ps	1,765,998	Ps	946,881	Ps	110,479	Ps	123,248	Ps	3,377,290
Net income	—		—	—		—		—		749,529		—		—		749,529
Transfer to appropriated retained earnings	—		—	—		—		946,881		(946,881)		—		—		—
Valuation of investments	—		—	—		—				—		30,214		(111,149)		(80,935)
Dividends declared	—		—	—		—		(369,736)		—		—		—		(369,736)
Other	—		—	—		—		(29,536)		—		—		—		(29,536)

Balance at December 31, 2006	218,122,421		121,422	509,704,584		309,262		2,313,607		749,529		140,693		12,099		3,646,612
Net income	—		—	—		—		—		1,086,923		—		—		1,086,923
Transfer to appropriated retained earnings	—		—	—		—		749,529		(749,529)		—		—		—
Issuance of preferred and common shares	59,999,998		30,000	—		—		897,612		—		—		—		927,612
Valuation of investments	—		—	—		—				—		178,953		(39,686)		139,267
Dividends declared	—		—	—		—		(403,164)		—		—		—		(403,164)
Other	—		—	—		—		(197,980)		—		—		—		(197,980)

Balance at December 31, 2007	278,122,419		151,422	509,704,584		309,262		3,359,604		1,086,923		319,646		(27,587)		5,199,270
Net income										1,290,643				—		1,290,643
Transfer to appropriated retained earnings								1,086,923		(1,086,923)				—		—
Issuance of preferred and common shares	—		—											—		—
Valuation of investments												128,865		(30,427)		98,438
Dividends declared								(447,486)						—		(447,486)
Other								(24,020)						—		(24,020)

Balance at December 31, 2008	278,122,419	Ps	151,422	509,704,584	Ps	309,262	Ps	3,975,021	Ps	1,290,643	Ps	448,511	Ps	(58,014)	Ps	6,116,845

Balance at December 31, 2008(1) (Unaudited)		US$	67,492		US$	137,842	US$	1,771,723	US$	575,258	US$	199,908	US$	(25,858)	US$	2,726,365

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2 (c).

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2007 and 2008
(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	2006		2007		2008		2008(1)

Cash flows from operating activities:

Net income	Ps	749,529	Ps	1,086,923	Ps	1,290,643	US$	575,258

Adjustments to reconcile net income to net cash used by operating activities:
Depreciation		104,553		122,835		193,151		86,090
Amortization		42,905		110,076		120,581		53,745
Minority interest		(251)		43,328		43,075		19,199
Provision for loan, accrued interest and accounts receivable losses		600,273		1,268,241		2,113,431		941,986
Provision for foreclosed assets		22,044		35,783		19,461		8,674
Provision for losses on investment securities and equity investments		12,200		7,313		7,379		3,289
Provision for Property, Plant and Equipment		914		2,925		2,853		1,272
Provision for other assets		1,600		7,914		7,250		3,231
Reversal of provision for investments		(27,593)		(20,722)		(14,125)		(6,296)
Reversal of provision for loans and accounts receivable		(334,082)		(560,241)		(849,166)		(378,485)
Reversal of provision for foreclosed assets		(54,298)		(52,995)		(46,352)		(20,660)
Reversal of provision for other assets		(880)		(244)		(2,308)		(1,029)
Reversal of provision for Property, Plant and Equipment		(6,845)		(7,537)		(6,468)		(2,883)
Realized and unrealized (gain) loss on derivative financial instruments		15,449		(117,653)		(129,689)		(57,804)
Unrealized gain on investment securities		(159,249)		(355,190)		(624,860)		(278,509)
Foreclosed assets donation		20,888		10,708		7,321		3,263
(Increase) decrease in customers’ acceptances		(47,520)		79,225		54,958		24,496
(Increase) in accounts receivable		(38,311)		(344,052)		(302,521)		(134,838)
(Increase) in other assets		(187,584)		(1,336,181)		(669,543)		(298,425)
(Decrease) Increase in accounts payable		(253,531)		822,201		88,259		39,338
(Decrease) Increase in other liabilities		(72,270)		115,735		86,069		38,362
(Increase) in loans and financial leases		(6,182,386)		(13,087,618)		(7,443,105)		(3,317,498)
Increase in deposits (2)		4,831,484		11,157,682		6,010,250		2,678,854
(Decrease) Increase in estimated liabilities and allowances		(10,875)		98,876		36,323		16,190

Net cash used by operating activities		(973,836)		(912,668)		(7,133)		(3,180)

Cash flows from investing activities:
Proceeds from sales of Property, Plant and Equipment		53,218		15,280		28,827		12,849
Proceeds from sales of foreclosed assets		61,791		71,811		37,326		16,637
(Purchases) of Property, Plant and Equipment		(230,992)		(590,568)		(765,652)		(341,262)
Sales (Purchases) of investment securities		2,815,501		232,424		(902,846)		(402,411)

Net cash provided by (used) investing activities		2,699,518		(271,053)		(1,602,345)		(714,187)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2007 and 2008
(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	2006		2007		2008		2008(1)

Cash flows from financing activities:

Dividends declared		(369,736)		(403,163)		(447,486)		(199,451)
Payment of long-term debt		(628,964)		(477.893)		(256,906)		(114,507)
Placement of long-term debt		283,354		2,025,921		1,049,662		467,850
Increase (decrease) in overnight funds		(322,868)		998,445		558,718		249,029
Increase (decrease) in interbank borrowings and borrowings from domestic development banks		(411,124)		1,334,820		1,096,678		488,805
Issuance of preference and common shares		—		30,000		—		—
Retained earnings		—		897,612		—		—

Net cash (Used) provided by financing activities		(1,449,338)		4,405,742		2,000,666		891,726

Increase in cash and cash equivalents		276,344		3,222,021		391,188		174,359
Cash and cash equivalents at beginning of year		1,730,022		2,006,366		5,228,387		2,330,366

Cash and cash equivalents at end of year	Ps	2,006,366	Ps	5,228,387	Ps	5,619,575	US$	2,504,725

Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest	Ps	1,238,419	Ps	1,905,585	Ps	2,639,069	US$	1,176,271
Income taxes	Ps	161,967	Ps	122,477	Ps	214,679	US$	95,686

See accompanying notes to consolidated financial statements.

(1)	See note 2 (c).

(2)
The consolidated cash flow for the years ended 2006 and 2007 was modified due to reclassifications made particularly in deposits of the financial activities for operating activities, with the purpose of improving the presentation of comparative information. Amounts previously presented for operating activities were (5,757,800) and (12,149,575); for investing activities were 2,651,998 and (191,828); for financing activities were 3,382,146, and 15,563,424; for the years ended in 2006 and 2007, respectively.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(1) Organization and Background
Bancolombia S.A., is a private commercial bank incorporated under Colombian law on January 24, 1945. On April 3, 1998, Banco Industrial Colombiano S.A. merged with Banco de Colombia S.A. and the surviving entity was renamed Bancolombia S.A. The registered office and business address of Bancolombia S.A. is in Medellín, Colombia. Bancolombia S.A. and its subsidiaries are defined as the Bank.
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
In May 2007, Bancolombia S.A. through its subsidiary Bancolombia Panamá S.A. acquired 89.15% of Banagrícola S.A. (“Banagrícola”). Banagrícola’s shareholders agreed to sell 16,817,633 of the total 18,865,000 outstanding shares. The purchase price was US$ 47.044792 per share for a total of US$ 791,182. Simultaneously with the acquisition, the Bank had signed an agreement with Bienes y Servicios S.A (BYSSA), former major Banagrícola’s shareholder, which included a call and written put option. The options were exercised in December 2007 and as a consequence the Bank acquired the shares representing 9.59% of interest in Banagríola. Bancolombia Panamá S.A. has continued purchasing shares from Banagrícola’s minority shareholders and at December 31, 2008 held an interest of 99.12% of Banagrícola’s total shareholder’s equity.
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
The consolidated financial statements includes the assets, liabilities, earnings, contingent accounts and memorandum accounts of the Bank in which they hold, directly or indirectly, 50% or more of the outstanding voting shares (the “Subsidiaries”). Bancolombia S.A. has the following subsidiaries making up the Bancolombia Group, which is currently registered as a corporate group:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)

			Participation	Participation
			percentage	percentage
Entity	Location	Business	Dec-2007	Dec-2008
Leasing Bancolombia S.A.	Colombia	Leasing	100	100
Fiduciaria Bancolombia S.A.	Colombia	Trust	98.81	98.81
Fiduciaria GBC S.A. (1)	Peru	Trust	—	98.82
Bancolombia Panamá S.A.	Panama	Banking	100	100
Bancolombia Caymán	Cayman Islands	Banking	100	100
Sistema de Inversiones y Negocios S.A.	Panama	Investments	100	100
Sinesa Holding Company Ltd.	British Virgin Islands	Investments	100	100
Future Net Inc.	Panama	E-commerce	100	100
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100	100
Inversiones Valsimesa S.A. (2)	Colombia	Investments	71.75	—
Inmobiliaria Bancol S.A.	Colombia	Real estate broker	99.09	99.06
Fundicom S.A. (3)	Colombia	Metals engineering	79.90	—
Valores Simesa S.A.	Colombia	Investments	71.75	70.75
Todo UNO Colombia S.A.	Colombia	E-commerce	89.92	89.92
Compañía de Financiamiento Comercial S.A. Sufinanciamiento	Colombia	Financial services	99.99	99.99
Renting Colombia S.A.	Colombia	Operating leasing	90.30	80.50
Renting Perú S.A.C.	Peru	Operating leasing	90.39	80.63
RC Rent a Car S.A.	Colombia	Car rental	90.80	81.51
Catital Investments SAFI S.A. (CI)(4)	Peru	Trust	—	80.63
Fondo de Inversión en Arrendamiento Operativo Renting Perú (4)	Peru	Car Rental	—	80.63
Transportes Empresariales de Occidente Ltda. (4)	Colombia	Transportation	—	80.30
Patrimonio Autónomo Renting Colombia (3)	Colombia	Investments	100	—
Suleasing International USA, Inc.	USA	Leasing	100	100
Suleasing Internacional do Brasil Locacao de Bens S.A. (2)	Brazil	Leasing	100	—
Inversiones CFNS Ltda.	Colombia	Investments	100	100
Valores Bancolombia S.A.	Colombia	Securities brokerage	100	100
Suvalor Panamá S.A.	Panama	Securities brokerage	100	100
Bancolombia Puerto Rico Internacional, Inc	Puerto Rico	Banking	100	100
Multienlace S.A. (3)	Colombia	Contact center	98.20	—
Inversiones IVL S.A.	Colombia	Investments	98.25	98.25
Factoring Bancolombia S.A	Colombia	Financial services	99.99	99.99
Patrimonio Autónomo CV Sufinanciamiento	Colombia	Loan management	100	100
Banagrícola S.A.	Panama	Investments	98.90	99.12
Banco Agrícola Panamá S.A.	Panama	Banking	98.90	99.12
Inversiones Financieras Banco Agrícola S.A.	El Salvador	Investments	98.08	98.38
Banco Agrícola S.A.	El Salvador	Banking	96.00	96.72
Arrendadora Financiera S.A.	El Salvador	Leasing	96.02	96.73
Credibac S.A. de CV	El Salvador	Credit card services	96.01	96.72
Bursabac S.A. de CV	El Salvador	Securities brokerage	98.08	98.38
AFP Crecer S.A.	El Salvador	Pension fund	98.32	98.60
Aseguradora Suiza Salvadoreña S.A.	El Salvador	Insurance company	94.70	95.81
Asesuisa Vida S.A.	El Salvador	Insurance company	94.70	95.80
FCP Colombia Inmobiliaria (4)	Colombia	Real estate broker	—	64.12

(1)	Company created in 2008.

(2)	Company liquidated in 2008.

(3)	Company sold in 2008.

(4)	Company acquired in 2008.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(2) Summary of significant accounting Policies
(a) Basis of Presentation
For the preparation and disclosures of financial statements, the Bank follows generally accepted accounting principles in Colombia and the special regulations of the Superintendency of Finance, collectively “Colombian GAAP”.
For consolidated purposes, accounting policies relating to the application of adjustments for inflation were aligned with those established by the Superintendency of Finance for the Bank. By means of External Circular 014 issued April 17, 2001 by the Superintendency of Finance, the application of inflation adjustments was discontinued for accounting purposes as of January 1, 2001.
The financial statements of foreign subsidiaries were adjusted in order to adopt uniform accounting practices as required by Colombian GAAP.
Intercompany operations and balances are eliminated upon consolidation.
The Bank holds the majority voting rights in the companies: Prosicol E.U, Forum S.A, Industrias Kapitol S.A, Urbanización Sierras del Chicó Ltda, Chicó Oriental No.2. Ltda. which were not included in the Consolidated Financial Statements due to the fact that these are either being wound up, subject to litigation proceedings or are currently at a non-productive stage.
(b) Translation of Foreign Currency Transactions and Balances
Translation of financial statements in foreign currency
The balance sheet accounts are translated to pesos using the exchange rate applicable at the end of the year, (except equity accounts which are translated at the historical exchange rate), This at December 31, 2008, December 31, 2007 and December 31, 2006 came to Ps 2,243.59, Ps 2,014.76 and Ps 2,357.98 per US$ 1, respectively and for the income accounts the average exchange rate was used. Exchange differences originated in the balance sheet accounts are recorded as “Cumulative Translation Adjustments” in the Stockholders equity and are eliminated in the consolidation process.
Transactions in foreign currency on the part of the Bank and its local Subsidiaries
Transactions and balances in foreign currency are translated by the Bank and its Subsidiaries to pesos using the market exchange rates applicable on the corresponding dates, as established by the Superintendency of Finance. The exchange rates at December 31, 2008, December 31, 2007 and December 31, 2006 was that stated above.
Exchange rate differences arising from adjustments remeasurement of assets and liabilities denominated in foreign currency are recorded on the Consolidated Statements of Operations.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(c) Convenience Translation to U.S. Dollars
The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. Dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of Ps 2,243.59 per US$ 1, which is the exchange rate, calculated on December 31, 2008, the last business day of the year, by the Superintendency of Finance. This translation may not be construed to represent that the Colombian peso represents or has been, or could be converted into, U.S. Dollars at that or any other rate.
(d) Cash and Cash Equivalents
The statement of cash flows was prepared using the indirect method. These cash flows were calculated by taking the net differences in the balances shown on the consolidated balance sheet on December 31, 2008 and 2007. Cash and cash equivalents consist of cash and due from banks and all highly liquid investments with an original maturity of three months or less at the date of acquisition.
On January 1, 2008, the Bank modified the manner in which presents increases and decreases in deposits within its consolidated statements of cash flows. Previously classified as cash flows from financing activities, the Bank now presents such increases and decreases in deposits as cash flows from operating activities. This change is permitted under Colombian GAAP and enhances the comparability of the Bank with financial institutions reporting under International Financial Reporting Standards. The Bank elected to retroactively reflect this presentation change and adjust its historical consolidated statements of cash flows for the years ended December 31, 2006 and 2007, for comparative purposes. Amounts previously reported within cash flows from operating activities were (5,757,800) and (12,149,575); and within cash flows from financing activities were 3,382,146 and 15,563,424, for the years ended December 31, 2006 and 2007, respectively.
(e)  Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with Colombian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual losses could differ from those estimated.
(f) Real Value Unit Rate (UVR)
The operations that the Bank carries out with regard to mortgage loans linked to the Unidad de Valor Real (the “Real Value Unit” or “UVR”) are adjusted on a daily basis according to the daily value of the UVR, as published by the Central Bank. The values assigned by the Central Bank to the UVR, in Colombian pesos, on December 31, 2007 and 2008, were Ps 168.4997 and Ps 181.6907, respectively. The UVR rate corresponds to the monthly variance of the IPC (Colombian Consumer Index Price) during the calendar month immediately prior to the month for which the UVR rate is being calculated. In light of the above, the annualized UVR rate increased at December 31, 2007 and 2008 was 2.95% and 3.83%, respectively.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(g) Money Market Operations
Money market operations include: Interbank funds, securities and under repurchase aggrement and securities purchased under agreement to resell.
Repos
Long Position: These are securities that are acquired by the Bank and its Subsidiaries in exchange for a sum of money (with or without a discount) assuming, at the moment the arrangement is made, the obligation of returning to the counterpart title to securities of the same type and characteristics, the same day or at a later date without at any time exceeding the term of one (1) year and at a pre-determined price or amount.
Short Position: These are securities that are transferred in exchange for a sum of money, assuming, at the moment the arrangement is made, the obligation of purchasing from the counterpart title to securities of the same type and characteristics, the same day or at a later date without at any time exceeding the term of one (1) year and at a pre-determined price or amount.
Simultaneous Operations
Long Position: These are securities that are acquired in exchange for a sum of money assuming at the moment the arrangement is made, the obligation of returning to the counterpart title to securities of the same type and characteristics, the same day or at a later date without at any time exceeding the term of one (1) year and at a pre-determined price or amount.
Short Position: The short position with regard to a simultaneous operation is when a person transfers the title to securities in exchange for a sum of money, assuming, at the moment the arrangement is made, the obligation of purchasing from the counterpart title to securities of the same type and characteristics, the same day or at a later date without at any time exceeding the term of one (1) year and at a pre-determined price or amount.
(h) Investment Securities
1. Classification
The investments are classified as “trading”, “available for sale” and “held to maturity”.
Trading Securities
Trading investments are those acquired mainly for obtaining profits from fluctuations in short-term prices and are accounted for at fair value.
Held to Maturity
Investments “held to maturity” are debt securities acquired with the stated purpose an legal, contractual, financial and operarational capacity to hold them until maturity, and are measured at amortized cost. They may not be used for liquidity operations unless they are mandatory investments entered into on the primary market and provided that the counterparty for the operation is the Colombian Central Bank, the General Treasury Direction of Colombia, institutions overseen by the Superintendency of Finance or, in exceptional cases, as determined by the Superintendency of Finance.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
2. Recognition
Investments are recorded initially at their acquisition cost. Subsequent measurement depends on the classification:
2.1. Debt Securities
Debt securities are valued daily and the result is recorded daily. The Bank determines the market value of trading debt securities and available for sale debt securities by using the prices, reference rates and margins that the Infoval (entity created as provider market prices by Bolsa de Valores de Colombia, Stock Exchange) calculates and publishes daily.
Investments in debt securities held to maturity are accounted for at amortized cost through measure based on internal rate of return calculated on the purchase date.
2.2 Equity Securities
Equity investments are recorded based on the level of exchange volume at the time of valuation, as follows:
•	High-volume: they are recorded based on the daily weighted average trading price published by Infoval.
•	Medium-volume: they are recorded based on the average price published by the stock exchange, being the weighted average trading price on the last five days on which securities are traded.
•
Low volume and unquoted: They are recorded under the intrinsic value method, through investor’s equity share value increases or decreases calculated based on the most recent audited financial statements that are not older than three months from the valuation date, or more recent statements, if available.

2.3 Securities Denominated in Foreign Currency or in UVR
Foreign exchange gains or losses resulting from investment securities conversion are recorded as net foreign exchange in the consolidated statements of operations.
3. Recording
Investments are measured depending on the classification and must be recorded initially at their purchase cost. The subsequent measurement is recorded as follow:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
3.1 Trading Investments
The difference between current and previous fair value is adjusted to the value of the investment and is recorded in the consolidated statement of operations.
3.2 Investments Held to Maturity
Investments held to maturity are accounted for at historical cost plus accrued interest using the effective interest rate method. The effective interest rate is the internal rate of return calculated at the time of purchase of investment.
Interest accruals are recorded as interest income on investment securities.
3.3 Investments Available for Sale
3.3.1 Debt Securities
Changes in fair value are accounted for as decrease or increase of investment and are excluded from earnings and reported in other comprehensive income until realized. Changes in present value based on internal return rate are accounted for as earnings.
3.3.2 Equity Investments
Changes to equity investments are recorded in accordance with the investment trading volume, as follows:
3.3.2.1 Investments in Securities with Low Volume or Unquoted Securities
If the value of the investment that is updated with the investor’s stake exceeds the recorded value of the investment, the difference primarily affects the provision or the devaluation up until it has been used up and any excess will be recorded as a valuation surplus by making a contra entry to the asset appreciation account.
If the value of the investment that is updated with the investor’s stake is less than the recorded value of the investment, the difference primarily affects the investment’s valuation surplus until it has been used up and any excess will be recorded as a devaluation of the respective investment in equity and as a balancing entry to the asset devaluation account.
When dividends or earnings are distributed in kind, including those resulting from the capitalization of the equity revaluation account, the portion that was accounted for as valuation surplus should be recorded as income with a charge against the investment, and said valuation surplus should be reversed. When dividends or earnings are distributed in cash, the amount recorded in valuation surplus should be accounted for as income, that valuation surplus should be reversed, and the dividend excess amount should be recorded as a lesser value of the investment.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
3.3.2.2 Investment in Securities with High or Medium Volume
The update of the market value of these securities is recorded as unrealized gains or losses on investments, within the equity accounts, crediting or debiting the investment securities.
Dividends or profits distributed in kind or in cash, including those from capitalizing the equity revaluation account, must be recorded as dividend income up to the amount corresponding to the investor over profits or equity revaluation that the issuer has recorded since the investment acquisition date, charged to accounts receivable.
4. Impairment test
The prices of trading and available for sale debt securities that do not have fair value, those classified as held to maturity and the price for equity securities with low or minimum volume or that are unquoted must be adjusted on each valuation date, based on their credit risk classification.
Debt securities issued or guaranteed by the Republic of Colombia or the Colombian Guarantee Fund for Financial Institutions (“Fogafin”) or issued by the Central Bank are not subject to impairment analisys.
4.1 Securities Issued Abroad or with External Ranking
Securities that are rated by a rating firm acknowledged by the Superintendency of Finance or securities issued by entities that are rated by those rating firms cannot be recorded for an amount that exceeds the following percentages of their nominal value, net of amortization as of the valuation date:

Long Term	Max. Amount	Short Term	Max. Amount
Ranking	%	Ranking	%
BB+, BB, BB-	Ninety (90)	3	Ninety (90)
B+, B, B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD, EE	Zero (0)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Impairment of investments classified as held to maturity, with a determinable fair value, are recorded for the difference between the carrying value and such fair value.
4.2 Securities from Issuances or Issuers without any External credit and Equity Securities
These securities are rated and classified according to the methodology defined by the Bank. The securities are categorized as “A” except when there is a risk associated to them, in which are rated from category B to E. The maximum value, as defined by the Superintendency of Finance, at which these investments are recorded, according to their category is:

Max. Registered
Category	Amount %(1)	Investment Characteristics
B Acceptable risk, greater than normal	Eighty (80)	Present factors of uncertainty that could affect the capacity to continue adequately fulfilling debt service and weaknesses that could affect their financial situation.

C Appreciable risk	Sixty (60)	Present medium-high probabilities of non-fulfillment of timely payments of capital and interest in their financial situation that may compromise the recovery of the investment.

D Significant risk	Forty (40)	Present non-fulfillment of agreed terms of the security and material deficiencies in their financial situation, the probability of recovering the investment is highly doubtful.

E Unrecoverable	Zero (0)	Recovery highly improbable.

(1)	Based on the net nominal amount as of the valuation date for debt securities or the acquisition cost, net of allowances for equity securities.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(i) Loans and Financial Lease
Loans and financial lease are recorded at their outstanding principal, net of any unearned income. The group grants mortgage, commercial, consumer and small business loans to customers. A substantial portion of the loan portfolio is represented by commercial loans throughout Colombia.
The Bank has securitized performing housing loans indexed to UVR’s and at a fixed rate. The difference between the book value of the securitized portfolio and the value received is recorded in the results for the year at the moment the operation is carried out.
Suspension of Accruals
The Superintendency of Finance established that interest, income for UVR, lease payments and other items of income cease to be accrued in the statement of operations and begin to be recorded in memorandum accounts until effective payment is collected, after a loan is in arrears for more than 2 months for mortgage and consumer loans and 3 months for commercial loans. However, the Bank adopted a policy, in which all loans of any type, with the exception of mortgage loans that are more than 30 days past due, cease to accumulate interest on the statement of operations and instead are recorded in the memorandum accounts until such time the client proceeds with their payment. For those interests the Bank has recorded allowance for 100%, since the suspension of accruals.
Evaluation by credit risk categories
The Bank analyzes on an ongoing basis the credit risk to which its loan portfolio is exposed considering the terms of the corresponding obligations as well as the level of risk associated with the borrower. This risk evaluation is based on information relating to the historical performance data, the particular characteristics of the borrower, collaterals, debt service with other entities, macroeconomic factors, financial information, etc. For consumer, mortgage and small business loans analysis are performed in basis of the past due days of the loan.
For commercial loans, following minimum credit risk classifications are assigned, according to the financial situation of the debtor and/or the past due days of the obligation; additionally all significant counterparty relationships as well as loans under special supervision are reviewed in detail every six months:

Category	Qualitative factors
A — Normal Risk	Loans and financial leases in this category are appropriately serviced. The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the Bank, reflect adequate paying capacity.

B — Acceptable Risk, Above Normal	Loans and financial leases in this category are acceptably serviced and guaranty protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)

Category	Qualitative factors
C — Appreciable Risk	Loans and financial leases in this category represent insufficiencies in the debtors’ paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.

D — Significant Risk	Loans and financial leases in this category are deemed uncollectible. They are considered default loans.

E — Unreciveravility
Allowance for loan losses
Allowance for loan losses are established based on the parameters issued by the Superintendency of Finance.
The Bank adopted the Reference Models Commercial and Consumer, MRC and MRCO, respectively, issued by the Superintendency of Finance for its commercial and consumer loans, respectively, whose application became mandatory as of July 2007, for commercial loans and as of July 2008, for consumer loans. Those models were not applied for Banagrícola subsidiary, duly approved by Superintendence of Finance, which adopted the guidance effective to December 31, 2006.
According to the reference models the allowance for loan losses is stated through the calculation of the Expected Loss:
Expected Loss= [Probability of default] x [Exposition to default] x [Loss given default]
Probability of Default (PD)
This corresponds to the probability of the debtors within a specific portfolio of commercial loans or segment and classification for consumer loans, defaulting on their obligations in a period of twelve (12) months. The probability of default is defined by Superintendency of Finance.
Exposition to default
With regard to the MRC and MRCO Reference Models, the exposure value of an asset is understood to mean the current balance of the principal, interest, interest receivable accounts and other receivables regarding consumer and retail loan obligations.
The Loss Given Default (LGD)
This is defined as the economic deterioration sustained by a company should any of the events of default. The LGD for debtors classified in the default category depends on the type of collateral and would suffer a gradual increase in the provision according to the amount of days lapsing after being classified in said category. For this purpose 100% of the collateral value is considered to cover the principal amount.
In 2007 the Bank applied the minimal criteria for LGD defined by Superintendency of Finance, for type of collateral, past due days after default and rates. In 2008 the LGD rates used were the same defined by Superintendence of Finance, but the minimal past due days after default became more exigent in order to have a better coverage of the default portfolio.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The impact caused in June 2008 upon applying the Reference Model on the Bank’s Consumer Loan portfolio was to increase individual provisions by Ps 33,030 with respect to the methodology used during the previous year, which required provisions to be maintained based on minimum percentages applied with regard to different portfolio ratings; this increase was partially covered with the general provision which was reversed in the amount of Ps 37,000.
The Bank also sets up other provisions for specific commercial clients besides the minimum provisions required by the Superintendency of Finance bearing in mind specific risk factors affecting clients, including: macroeconomic or industry and any other factors that could indicate early impairment. At December 31, 2008, additional provisions were recorded totaling Ps 186,866 (2007 — Ps 79,420).
For mortgage and small business loans in compliance with instructions issued by the Superintendency of Finance, the Bank must maintain at all times individual provisions corresponding to minimum percentages which might differ if the loan has any collateral (up to seventy per cent 70% of the collateral value is considered, to cover the principal). There is no reference models issued for this type of loans.
Similar to the commercial and consumer portfolio, for mortgage and small business, the Bank has adopted a special policy of maintaining an additional provision, for loans pertaining to the credit risk categories C, D and E, regardless of the value of the collateral.
Valuation of mortgage collateral for allowance purposes
The value of the collateral posted by the Bank is established based on parameters issued by the Superintendency of Finance:
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
General Allowance
The Bank sets up a general provision corresponding to one per cent (1%) of the total value of mortgage and small business loans.
By virtue of applying the MRCO and MRC Reference Models during the years 2008 and 2007, current rules and regulations allowed for the general provision pertaining to retail and commercial loans issued up to the moment said models were applied, to be assigned as part of the individual provisions that were initially required.
The general provision, however, may be increased if approved by the general shareholders meeting, and is updated on a monthly basis according to the increases or decreases in the loan portfolio.
In the case of companies belonging to Banagricola and its subsidiaries, the instructions prior to External Circular 039 of 2007 were applied, that is to say, a general provision was set up corresponding to a minimum of one per cent (1%) on the total amount of the gross loan portfolio.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Charge-Offs
Biannually in June and December, the Bank writes off debtors classified as “unrecoverable”, based on the following criteria: Provision of 100% of all amounts past due (capital, interest and other items); 180 days past due for consumer and small business loans, 360 days past due for commercial loans, if they are not restructured, and 1620 days past due for mortgage loans.
The recovery of charged-off loans is accounted for as income in the Consolidated Statements of Operations.
Restructured Loans
Loans are restructured when the Bank, because of economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider.
For the loans restructured as indicated above or using other restructuring methods which include the capitalization of interest recorded in memorandum accounts or balances written off, including capital, interest and other items, the amounts capitalized are recorded as deferred income in other liabilities and they are amortized in proportion to the amounts actually collected and the income recorded on cash basis.
(j) Derivatives
Derivatives
The Bank records the amount of agreements between two or more parties to purchase or sell assets at a future date, whose compliance or settlement is agreed upon more than two business days following the operation initiation date, in order to provide or obtain hedging, in the terms defined by competent authorities. Therefore, these agreements create reciprocal and unconditional rights and obligations. Derivatives are recorded as assets and liabilities by at fair value on net basis including derivatives which fair value is a liability. Operations are formalized by contract or letter of intent. The Bank has contracts for forwards, for options, swaps and futures.
Currency derivatives are designed to cover exchange exposure risks on structural or traded open positions by setting up a reciprocal operation or synthetic coverage for up to the maximum exposures allowed by the regulation and control agencies.
Changes in the fair value of such contracts are recognized in the consolidated statement of operations.
The difference between rights and obligations is recorded daily as income or expense from forward contracts in foreign currency, as the case may be.
Forward Contracts
Up to December 31, 2007, the fair values of forward contracts were determined based on interest rate differentials obtained from the market between the currencies therein involved.
As of December 31, 2008, the fair value is determined lossed on forward point quotes (PIPS, stated in Colombian pesos per US dollar) as recorded each day at the close of the forward market, and as published by active market brokers and which represent quoted starting prices.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Swap Contracts
The fair value of swap contracts is determined using the discounted cash flow method at the interest rates applicable for each flow. Interest rate curves are drawn up for each operation based on information sourced from Bloomberg and Infoval.
Option Contracts
Options are appraised as stipulated by the Superintendency of Finance using the Black-Scholes/Merton method which is the model commonly used on an international level.
Spot Transactions
These are operations that are recorded with a term for their respective clearance equal to the date on which the operation is recorded or up to three (3) business days beginning on the day after the operation was conducted.
(k) Foreclosed Assets
The Bank records the assets received in guarantee of credits unpaid using the following criteria:
•	The initial carrying value recorded is the value specified in the court award or the one agreed upon by the debtors.
•	When foreclosed assets are not in conditions to be immediately disposed of, their cost increases with all those expenses required in order to get such assets ready for sale.
•
If the proceeds of the sale are more than the settlement value agreed upon with the debtor, that difference is recorded as accounts payable to the debtor. If the proceeds of sale are expected to be insufficient to cover the outstanding debt, the difference must be immediately recorded on the statement of operations as a non-operating expense.

•
Moveable assets received in payment corresponding to investment securities are valued by applying the criteria indicated in this note under letter (g) Investments, but taking into account provision requirements for the periods referred to below.

•	The profits obtained from a credit sale are deferred over the life of the credit, and are realized as the obligation is paid off.
•	When the commercial value of the property is lower than its book value, a provision is recorded for the difference.
•	Reappraisals of foreclosed assets are recorded as memorandum accounts.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Legal term for the sale of Foreclosed Assets
Institutions must sell the foreclosed assets, in a period no later than two years after the foreclosing date, except when upon the board of directors’ request, the Superintendency of Finance extends the term. However, in any event the extension may not exceed an additional period of two years.
Provisions for Foreclosed Assets
The Superintendency of Finance requires a provision equal to 30% for real estate, 35% per other foreclosed assets of the carrying value of the asset at the time of receipt which must be made in proportional monthly installments within the first year following its receipt. This provision will increase an additional 30% and 35%, respectively in proportional monthly installments within the second year following receipt of the asset. Once the legal term for sale has expired without authorization to extend, the provision must be 80% and 100%, respectively of the value upon receipt. In case the term extension is granted, the remaining 20% and 0%, respectively of the provision may be constituted within said term.
Also, it is the Bank’s policy, in the case of foreclosed assets that remain for more than 5 years in the Bank’s possession to increase the provision up to 100% of its value in books. Foreclosed assets under sale agreement are excluded from this practice.
(l) Loan Fees
Loan origination and commitment fees, as well as direct loan origination and commitment costs, are recorded in the consolidated statement of operations as incurred.
(m) Property, Plant and Equipment
This account records tangible assets acquired or leased assets, constructed or in the process of importation or construction and permanently used in the course of the Bank’s business which have a useful life exceeding one year. Property and equipment is recorded at the cost of acquisition, including direct and indirect costs and expenses incurred up to the time that the asset is in a usable condition and the inflation adjustment recorded until 2001.
Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. The annual depreciation rates for each asset item are:

Buildings	5%
Equipment, furniture and fittings	10%
Computer equipment	20%
Vehicles	20%
Monitors, laptops and CPU’s	33%
The individual net book value of buildings (cost less accumulated depreciation) is compared against fair values taken from independent professional appraisals. If the fair value is higher, the difference is recorded as a “Reappraisal of Assets” with credit on the “Surplus for Reappraisal of Assets” in the Stockholders’ Equity; otherwise, the difference is charged to expenses as provision for other assets of the period. Appraisals must be made at least every three years.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(n) Prepaid Expenses, Deferred Charges
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
Deferred Charges
•	Software is amortized over a maximum of three years.

•	Stationery is expensed when consumed.

•	The discount on the issuing of long-term debt is amortized over the term of the redemption. of these same and on straight-line basis.

•	Contributions and affiliations are amortized over the period prepaid.
The Bank does not record deferred charges corresponding to studies and projects, institutional advertising and publicity. Disbursements made in connection with these items are recorded directly on the statement of operations as administrative and other expenses.
(o)  Intangible Assets
Goodwill
The value of the goodwill acquired shall be determined once the Bank effectively obtains control over the acquired entity by the difference between the price paid and the book value of the net assets acquired. Goodwill must be allocated to each of the business segments, which must be fully identified in the records.
Up to December 31, 2007 goodwill was amortized using the exponential method. Under this method the charge for amortization is increased exponentially every year.
Since January, 2008, the straight-line method has been used to amortized goodwill, since the Bank considers this method provides a better association between the revenues and expenses corresponding to this investment.
The effect on amortization at December 31, 2008 as a result of using this new method is broken down as follows:

Amortization using the Straight-Line Method	$43,823
Amortization using the Exponential Method	22,269

Greater amortized balance	$21,554

Goodwill allocated to different business segments is tested for impairment annually, comparing fair value with book value of the business segments.
In the case of goodwill acquired by the Bank and its subsidiaries before the date when the new regulation came into full force, the amortization term was maintained in five years and ten years and three years for goodwill recorded in the subsidiaries Banagrícola S.A. and Inversiones Financieras Banagrícola S.A., respectively.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(p) Operating Leases
In the normal course of the operations the subsidiaries Leasing Bancolombia S.A. and Renting Colombia S.A. lease different assets under operating leasing arrangements.These assets are recorded at cost.
Depreciation for these assets is applied over either the asset’s useful life or the term of the leasing agreement, whichever period is the shortest.
General provision of 1% of the book value of these assets shall be recorded.
Leased assets by the subsidiary Renting Colombia S.A. are mainly vehicles which depreciation is calculated on a straight-line basis in a five years term, less their residual values.
Since 2008, the net book value of these assets established by homogeneus groups is compared against their relative fair values based on the present value of future rental payments and their residual values discounted by the internal rate return established in the contract. If the fair value is higher, the difference is recorded as a “Reappraisal of Assets” in the balance sheet with the corresponding credit recorded in “Surplus for Reappraisal of Assets” in the Stockholders’ Equity; otherwise, the difference is charged to expenses as provision for other assets.
This treatment is different from that applied during the previous year when the methodology of technical appraisals was used. The change in the accounting estimate reflected a more reasonable value given the conditions of the business. Such change increased the Stockholders’ Equity by Ps 87,927.
(q) Reappraisals
This account records reappraisals of property and equipment, real state, available for sale investments with low exchange volume or which are unquoted.
Valuations are subject to the accounting policy for each type of asset.
(r) Deferred Income
This account records deferred income and income received in advance in the course of business. Amounts recorded in this account are amortized over the period to which they relate or in which the services are rendered or the money is collected in the case of profits obtained from the sale of goods sold on credit.
The capitalization of yields on restructured loans that have been recorded in memorandum accounts or as charge — off loan balances are included in this category as indicated in Note 2 (h) Loans and Financial Lease.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(s) Deferred Tax
Deferred income taxes are generally recognized for timing differences for commercial and manufacturing subsidiaries. For financial companies, the Superintendency of Finance has restricted inclusion of timing differences related to the amortization of fiscal losses and the excess of presumed income over ordinary income as a deferred tax asset.
(t) Retirement Pensions
The Bank applies the provisions in Decree 1517 of 1998, which requires a distribution of charges to amortize the actuarial calculation by 2010. As of December 31, 2008, the Bank has amortized the total actuarial liability.
(u) Estimated labor liabilities
Estimated labor liabilities are recorded based on applicable legislation and current labor agreements. Since 2008, the Bank recorded a provision for seniority and service bonuses for a total of Ps 35,350.
(v) Other Accrued Expenses
The Bank records provisions to cover estimated liabilities, such as fines, sanctions, litigations and lawsuits, provided that:
•	The Bank has acquired a right, and therefore has an obligation; and

•	The provision is probable, justifiable, quantifiable and verifiable.
This account also records estimates for taxes and labor expenses.
(w) Recognizing financial income, costs and expenses
Financial income and expenses are recognized on an accrual basis.
The loans origination costs are recorded on the income accounts when these are incurred and the corresponding revenues when these are collected. The Bank does not implement a policy of collecting commissions on the origination of the loans, and those that it collects from credit cards are recorded on the income accounts using the accrual method.
All profits obtained from credit sales of foreclosed assets are recorded as revenues when the value of the credit is collected.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(x) Memorandum Accounts
Contingent accounts record operations in which the Bank acquires rights or assumes obligations conditioned by possible or remotes future events. Also include financial income accrued since the moment in the balance sheet cease to accrue on the income accounts with regard to the loan portfolio and financial leasing operations.
Contingencies including fines, sanctions, litigation and lawsuits are evaluated by the Legal Department and its legal counsel. Estimating loss contingencies necessarily implies exercising judgment and is therefore subject to opinion. In estimating loss contingencies regarding pending legal proceedings against the Bank, legal counsel evaluates, among other aspects, the merits of the case, the case law of the courts in question and the current status of the individual proceedings.
If this evaluation reveals the probability that a material loss has occurred and the amount of the liability can be estimated, then this is duly recorded in the financial statements. If the evaluation reveals that a potential loss is not probable however the outcome either is uncertain or probable but the amount of the loss cannot be estimated, then the nature of the corresponding contingency is disclosed in a note to the financial statements along with the probable estimated range of the loss. Loss contingencies that are estimated as being remote are, generally speaking, not disclosed.
Memorandum accounts record third party operations whose nature does not affect the financial situation of the Bank. Contingent and memorandum accounts are included in the caption memorandum accounts of the balance sheet. This also includes tax memorandum accounts that record figures for drawing up tax returns, all those internal control or management information accounts and reciprocal transactions carried out between the Parent Company and its Subsidiaries.
(y)  Net Income per Share
Under Colombian GAAP to determine net income per share, the Bank uses the weighted average of Preferred and Common Shares outstanding during the accounting period. During years ended on December 31, 2008, 2007 and 2006 the Bank’s weighted average of Preferred and Common Shares outstanding was 787,827,003, 758,313,771 and 727,827,005, respectively.
(z) Insurance reserves
Mathematical reserves
Mathematical reserves on long-term individual life insurance are calculated based on mortality tables, technical interest and actuarial formulas for each type of insurance. In calculating these reserves the mean reserve and deferred premiums are deducted.
The technical rate of interest is an interest rate agreed upon with the insured party as part of the policy, the purpose of which is to recognize a minimum rate of return on the reserves held, which are funds in favor of the insured party. This rate is used for establishing tariffs so that the price to be paid for the insurance covers said rate of return.
This rate does not directly relate to prevailing market conditions with regard to bank borrowing rates, even though these are considered when establishing these rates, thereby ensuring that our life insurance products can compete with other savings plans. This is called a “technical” rate of interest because it forms part of a technical note and not a market rate.
Deferred premiums
In the case of short-duration contracts, the deferred premiums are calculated based on a percentage of the net retained premium for each type insurance contract. .

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Reserves for incurred but not reported claims
The reserve for incurred but not reported claims (“IBNR”) is calculated as the average value of their payments made over the last three (3) years on claims not reported for prior years.
Underwriter costs
Underwriter costs on premimums are recorded when are incurred.
Salvage and recovery
This item records all those revenues received from salvaging goods subject to claims for which the insurance company has paid its clients the corresponding indemnities.
(aa) Business Combination
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
(ab) Reclassifications
The Bank has changed certain accounting policies during the year 2008 in order to provide more relevant information. The changes resulted in reclassification in the statement of operations for the year 2007 for comparative purposes. No such changes were made for 2006 because they were not material for comparative purposes. The changes in accounting policies are as follows:
•	Certain service fees were reclassified from commissions from banking services to credit and debit card annual fees and gains on sale of mortgage loans.

•
Certain securitization fees classified in administrative and other expenses and certain expenses on sale of mortgage loan classified in other expenses (Non-operating income) were reclassified to gains on sale of mortgage loans.

•	The results relating to the residual interest on securitizations were reclassified from other income (Non-operating income) to gains on sale of mortgage loans.
(3) Transactions in Foreign Currency
The Colombian Superintendency of Finance defines limits on the amount of foreign-currency assets and liabilities. As of December 31, 2007 and 2008, the Bank was in compliance with these limits.
Substantially all foreign currency holdings are in U.S. Dollars. The consolidated foreign currency assets and liabilities, converted to US$, of the Bank at December 31, 2007 and 2008 were as follows:

	2007		2008

Assets:
Cash and due from banks	US$	709,099	US$	644,166
Overnight funds		746,919		216,416
Investment securities		802,648		778,977
Loans, net		5,116,185		5,458,269
Customers’ acceptances and derivatives		(659,910)		(291,705)
Accounts receivable		91,158		94,319
Property, Plant and equipment		68,392		73,337
Other assets		667,486		763,870

Total foreign currency assets	US$	7,541,977	US$	7,737,649

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)

	2007		2008

Liabilities:
Deposits		4,823,721		4,908,454
Bank acceptances outstanding		20,971		25,377
Borrowings from development and other domestic banks		279,768		294,107
Interbank borrowings		747,787		925,878
Other liabilities		1,321,228		1,337,292

Total foreign currency liabilities		7,193,475		7,491,108

Net foreign currency asset position	US$	348,502	US$	246,541

At December 31, 2007 and 2008, the Bank (unconsolidated) net foreign currency asset position amounted to US$ 668,030 and US$ 165,873, respectively; which meet the legal requirements.
At December 31, 2007 and 2008, foreign currency of foreign subsidiaries represents 82.63% and 83.19%, respectively, of the consolidated assets in foreign currency and 80.45% and 78.65%, respectively, of the consolidated liabilities in foreign currency.
(4) Cash and Due From Banks
The balances of cash and due from banks consisted of the following:

	2007		2008

Colombian peso denominated:
Cash	Ps	1,554,035	Ps	1,933,033
Due from the Colombian Central Bank		521,113		415,617
Due from domestic banks		96,016		63,843
Remittances of domestic negotiated checks in transit		19,019		13,305
Allowance for cash and due from banks		(229)		(116)

Total local currency		2,189,954		2,425,682

Foreign currency:
Cash		215,124		268,442
Due from the Colombian and El Salvador Central Bank		564,779		658,022
Due from foreign banks		546,012		449,868
Remittances of foreign negotiated checks in transit		102,750		68,978
Allowance for cash and due from banks		—		(65)

Total foreign currency		1,428,665		1,445,245

Total cash and due from banks	Ps	3,618,619	Ps	3,870,927

The Bank had restricted amounts in cash and time deposits with the Colombian Central Bank amounted to Ps 2,634,108 and Ps 3,628,511 at December 31, 2007 and 2008, respectively. The restriction, which is prescribed by the Colombian Central Bank, is based on a percentage of deposits maintained at the Bank by its customers.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(5) Investment Securities
Investment in trading securities consisted of the following:

	2007		2008

Trading Securities

Colombian peso denominated:
Colombian government	Ps	938,768	Ps	1,654,423
Colombian Central Bank		19		1
Government entities		368,419		165,944
Financial institutions		338,693		489,731
Corporate bonds		67,814		50,651
Equity securities (1)		69,718		305,606

Total local currency denominated		1,783,431		2,666,356

Foreign currency denominated:
Colombian government		125,868		3,901
Foreign government		6,087		494
Government entities		12,876		—
Financial institutions		49,442		19,815
Corporate bonds		8,026		604
Equity securities (1)		23,407		25,792

Total foreign currency denominated		225,706		50,606

Total trading securities		2,009,137		2,716,962

Allowance for trading securities		(8,023)		(8,885)

Total trading securities, net	Ps	2,001,114	Ps	2,708,077

(1)	Equity securities include participation in collective portfolios and funds.
The foreign currency denominated securities issued or secured by the Colombian government are bonds denominated in U.S. Dollars, purchased at par value, with annual average interest rates of 5.73% and 5.41% for 2007 and 2008, respectively.
As of December 31, 2007 and 2008, the Bank had pledged investments securities amounting to Ps 1,277,453 and Ps 1,150,798, respectively as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.
The Bank sold Ps 218,683,534 and Ps 312,587,379 of investment securities during the years ended December 31, 2007 and 2008, respectively.
Investment available for sale securities consisted of the following:

Available for sale - Debt Securities	2007		2008

Colombian peso denominated:
Colombian government	Ps	549,007	Ps	484,037
Government entities		29,729		20,759
Financial institutions		660,622		661,618
Other		26,185		15,531

Total local currency denominated		1,265,543		1,181,945

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)

Available for sale - Debt Securities	2007		2008

Foreign currency denominated:
Colombian government		82,408		55,041
El Salvador Central Bank		39,658		26,537
Government entities		156,364		142,936
Foreign government		379,467		594,129
Financial institutions		31,153		—

Total foreign currency denominated		689,050		818,643

Total Available for sale — Debt securities		1,954,593		2,000,588

Allowance for available for sale securities		—		(224)

Total available for sale securities, net	Ps	1,954,593	Ps	2,000,364

	Participation			Participation
	percentage at			percentage at
Available for sale — equity securities	December 31, 2007	2007		December 31, 2008	2008

Todo Uno Services	47.04%	Ps	47,998	47.04%	Ps	53,449
Bolsa de Valores de Colombia	5.87%		8,578	10.00%		19,784
Sociedad Administradora de Fondos de Pensiones y de Cesantías Protección S.A.	23.44%		19,481	23.44%		19,481
Titularizadora Colombiana S.A.	21.25%		17,308	21.25%		17,308
Promotora La Alborada(1)	25.81%		14,001	0.00%		—
Metrotel Redes	28.42%		10,568	28.42%		10,568
Concesiones Urbanas S.A.	33.33%		8,449	33.33%		8,450
Urbanización Chicó Oriental No. 2 Ltda.	86.45%		7,848	86.45%		7,848
Depósito Centralizado de Valores de Colombia Deceval S.A.	13.58%		4,209	15.78%		4,738
Cadenalco S.A. Titularización	3.33%		4,378	3.33%		4,555
Redeban Red Multicolor	20.36%		4,396	20.36%		4,396
VISA Inc (2)	0.00%		—	0.01%		4,377
Concesiones CCFC S.A.	25.50%		4,358	25.50%		4,358
Banco Latinoamericano de exportaciones BLADEX S.A.	0.27%		2,618	0.27%		2,813
Other			6,432			10,338

Total equity securities			160,622			172,463

Allowance for equity securities			(53,717)			(45,254)

Total equity securities, net		Ps	106,905		Ps	127,209

(1)	These securities were sold during 2008.

(2)
During 2007, Visa International Service Association, Visa U.S.A. Inc., Visa Europe Limited and Visa Canada Association, developed a restructuring program, in consequence, Visa International recognized economic rights to Bancolombia for Ps 4,377.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Dividends received from equity investments amounted to Ps 21,199, Ps 18,968 and Ps 39,586 for the years ended December 31, 2006, 2007 and 2008, respectively.
The equity investments were classified as Category “A”, except for the following:

	2007			2008
		Valuation			Valuation
	Category	allowance		Category	allowance

Todo Uno Services	D	Ps	34,849	D	Ps	36,469
Urbanización Chicó Oriental No. 2 Ltda.	E		7,848	E		7,848
Urbanización Sierras del Chicó Ltda.	E		203	E		203
Industria Colombo Andina Inca S.A.	E		300	E		300
Sociedad Promotora Siderúrgica Colombiana E.U.	D		427	D		427
Promotora La Alborada	E		9,897	—		—
Oikos Títulos de Inversión en Circulación	E		186	—		—
Others			7			7

		Ps	53,717		Ps	45,254

Investment in held to maturity securities consisted of the following:

Held to Maturity Securities	2007		2008

Colombian peso denominated:
Colombian government	Ps	525,368	Ps	495,346
Colombian Central Bank		145		—
Government entities		47,765		422,427
Financial institutions		423,056		706,356
Corporate bonds		41,710		27,494

Total Colombian-Peso denominated		1,038,044		1,651,623

Foreign currency denominated:
El Salvador Central Bank		546,552		643,730
Government entities		853		1,581
Foreign government		64,929		93,157
Financial institutions		72,374		49,310
Other		2,694		15,043

Total foreign currency denominated		687,402		802,821

		1,725,446		2,454,444

Allowance for Maturity securities		(13,807)		(11,818)

Total Held to Maturity securities, net	Ps	1,711,639	Ps	2,442,626

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The maturity and yield of securities issued by Colombian Government Peso-denominated, as of December 31, 2008, were as follow:

Maturity	Balance		Yield(1)

One year or less	Ps	711,301	9.47%
After one year through five years		1,475,623	6.39%
After five years through ten years		377,114	2.63%
After ten years		69,768	7.42%

Total	Ps	2,633,806	6.71%

(1)	Calculated using internal return rate (IRR) as of December 31, 2008.
(6) Loans and Financial Leases
Loan portfolio and financial lease contracts were classified, in accordance with the provisions of the Superintendency of Finance, as follow:
December 31, 2007

Classification	Mortgage		Commercial		Consumer		Small loan		Financial leases		Total

“A” Normal Risk	Ps	2,729,470	Ps	22,060,695	Ps	6,056,276	Ps	114,274	Ps	4,436,788	Ps	35,397,503
“B” Acceptable Risk		78,228		677,279		225,934		4,065		149,516		1,135,022
“C” Appreciable Risk		35,067		157,559		81,695		2,047		23,717		300,085
“D” Significant Risk		13,793		380,711		123,025		1,328		85,177		604,034
“E” Unrecoverable		27,070		120,814		106,281		8,186		3,629		265,980

Total loans and financial leases	Ps	2,883,628	Ps	23,397,058	Ps	6,593,211	Ps	129,900	Ps	4,698,827	Ps	37,702,624

December 31, 2008

Classification	Mortgage		Commercial		Consumer		Small loan		Financial leases		Total

“A” Normal Risk	Ps	3,146,863	Ps	25,590,760	Ps	6,799,419	Ps	123,648	Ps	4,989,406	Ps	40,650,096
“B” Acceptable Risk		123,284		1,464,256		287,316		6,160		335,816		2,216,832
“C” Appreciable Risk		63,246		304,088		137,291		2,899		69,033		576,557
“D” Significant Risk		20,269		552,306		193,538		2,396		103,383		871,892
“E” Unrecoverable		37,664		157,321		115,085		8,019		9,104		327,193

Total loans and financial leases	Ps	3,391,326	Ps	28,068,731	Ps	7,532,649	Ps	143,122	Ps	5,506,742	Ps	44,642,570

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Promissory notes documenting loans amounting to Ps 1,601,926 and Ps 1,919,046 at December 31, 2007 and 2008, respectively, have been duly endorsed to development banks, as required by applicable laws.
The following table represents a summary of restructured loans:

	2007		2008

Ordinary restructurings	Ps	849,522	Ps	736,391
Extraordinary restructurings		1,265		—
Under law 550		72,519		79,980
Under law 617		151,883		133,007
Creditor agreement proceedings		4,092		1,959
Performance Agreement		1,165		918
Interest and other receivables items		16,164		16,224

Restructured loans		1,096,610		968,479

Allowances for loan losses		(211,779)		(370,049)

Restructured loans, net	Ps	884,831	Ps	598,430

(7) Allowance for Loans, Financial Leases and Accrued Interest Losses
The following table sets forth an analysis of the activity in the allowance for loans and financial leases losses:

	2006		2007		2008

Balance at beginning of year	Ps	705,882	Ps	834,183	Ps	1,457,151
Balance at beginning of period (Factoring Bancolombia)		5,625		—		—
Balace at beginning of period (Banagrícola’s subsidiaries) (1)		—		147,357		—
Provision for loan losses		568,679		1,203,543		1,986,710
Charge-offs		(136,789)		(186,273)		(547,860)
Effect of difference in exchange rate		(1,210)		(25,441)		45,604
Reversals of provisions		(308,004)		(516,218)		(807,245)

Balance at end of year	Ps	834,183	Ps	1,457,151	Ps	2,134,360

Ratio of charge-offs to average outstanding loans		0.63%		0.60%		1.36%

(1)	Includes allowance for loan losses of Banco Agrícola, Banco Agrícola (Panamá), Arrendadora Financiera, Credibac, Aseguradora Suiza Salvadoreña and Asesuisa Vida.
Recoveries of charged-offs loans are recorded separately in the consolidated statement of operations.
The following table sets forth the activity in the allowance for accrued interest losses:

	2006		2007		2008

Balance at beginning of year	Ps	8,655	Ps	11,644	Ps	33,303
Balance at beginning of period (Factoring Bancolombia)		481		—		—
Balance at beginning of period (Conavi, Corfinsura and subsidiaries)		—		—		—
Provision		14,825		35,543		58,721
Charge-offs		(4,126)		(3,167)		(12,782)
Recoveries		(8,159)		(10,507)		(25,581)
Effect of changes in exchange rate		(32)		(210)		662

Balance at end of year	Ps	11,644	Ps	33,303	Ps	54,323

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(8) Customers’ Acceptances and Derivatives
The Bank’s rights and commitments from derivatives operations were as follows:

	2007		2008

Customer Acceptances
Current	Ps	53,890	Ps	55,925
Overdue		1,319		1,010

Total		55,209		56,935

Derivatives
(Fair value of derivatives instruments)

Spot Transactions, net
Foreign exchange rights contracts bought		15,527		971
Foreign exchange rights contracts sold		10,575		6,880
Investment securities rights bought (local currency)		78,381		—
Investment securities rights sold (local currency)		67,322		—

Total rights		171,805		7,851

Foreign exchange commitments contracts bought		(15,433)		(974)
Foreign exchange commitments contracts sold		(10,656)		(6,795)
Investment securities commitments bought (local currency)		(77,898)		—
Investment securities commitments sold (local currency)		(67,495)		—

Total obligations		(171,482)		(7,769)

Total Spot Transactions, net		323		82

Forward Contracts
Foreign exchange rights contracts bought		3,211,826		3,590,438
Foreign exchange rights contracts sold		4,462,834		4,465,948
Investment securities rights bought (local currency)		643,016		—
Investment securities rights sold (local currency)		275,637		10,820
Other rights		300		8,927

Total rights		8,593,613		8,076,133

Foreign exchange commitments contracts bought		(3,243,867)		(3,462,854)
Foreign exchange commitments contracts sold		(4,399,430)		(4,522,433)
Investment securities commitments bought (local currency)		(643,308)		—
Investment securities commitments sold (local currency)		(274,938)		(13,045)

Total obligations		(8,561,543)		(7,998,332)

Total (1)		32,070		77,801

Futures Contracts
Foreign exchange rights contracts bought		30,117		42,824
Foreign exchange rights contracts sold		10,036		12,729
Investment securities rights bought (local currency)		863		2,276

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)

	2007		2008

Investment securities rights sold (local currency)		5,611		5,654
Other rights		599		7,682

Total rights		47,226		71,165

Foreign exchange commitments contracts bought		(30,117)		(42,824)
Foreign exchange commitments contracts sold		(10,036)		(12,729)
Investment securities commitments bought (local currency)		(863)		(2,067)
Investment securities commitments sold (local currency)		(5,611)		(5,859)
Other commitments		(603)		(7,859)

Total obligations		(47,230)		(71,338)

Total Future Contracts		(4)		(173)

Swaps
Foreign exchange right contracts		3,129,471		4,465,747
Interest rate rights contracts		155,589		422,005
Foreign exchange commitments contracts		(3,024,895)		(4,338,883)
Interest rate commitments contracts		(153,625)		(399,395)

Total Swaps		106,540		149,474

Options
Foreign exchange call options		(1,062)		7,070
Foreign exchange put options		(141)		(8,210)
Caps		3,066		(10,521)

Total Options		1,863		(11,661)

Total customer acceptances and derivatives	Ps	196,001	Ps	272,458

(1)	Includes forward contracts known in Colombia as “operaciones carrusel”.
The Bank currently has an investment portfolio in local and foreign currencies that allows it to offer foreign exchange and interest rate coverage to its clients. By using derivatives, the Bank hedges exchange risk protects its foreign-currency investment portfolio. These derivatives help protect the Bank against exchange-rate fluctuation and increases the predictability of the Bank’s yield on foreign-currency investments.
The Bank’s derivatives policy is to maintain active and passive positions with clients with the intent to reduce interest rate and exchange rate risk as much as possible. Within the amount of credit granted to the Bank’s clients there is a portion for the management of derivatives. For this reason, the Bank never carries out any operation of this type unless the client has the capacity to obtain a credit from the Bank.
Under the rules of the Superintendency of Banking, Bancolombia’s derivatives portfolio is market to market daily. Unrealized gains and losses are expressed in the statement of operations.
For forwards contracts, the average cost of rights and commitments relating to the purchase of financial instruments is 5.73% with a maturity of 3 days and the average yield from rights and commitments relating to the sale of investment securities is 5.68% with a maturity of 4 days.
The average yield from rights and commitments relating to the sale of foreign currency is 4.19% annually with a maturity of 50 days. The average yield from rights and commitments relating to the purchase of foreign currency is (7.49%) annually with an average maturity of 33 days.
The rates and maturities indicated for forward contracts are the same as the futures contracts.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(9) Accounts Receivable
Accounts receivable consisted of the following:

	2007(2)		2008(2)

Credit card compensation	Ps	275,765	Ps	258,945
Overnight funds sold		2,394		194
Commissions		46,527		51,064
Sierras del Chicó y Chicó Oriental		4,467		4,584
Sale of Bank’s equity investments (1)		49,744		—
Renting		63		641
Advances to contractors and fees		149,438		241,068
Commitment seller		19,289		33,282
Dividends		2,008		9,084
Treasury operations pending of paid by the customers		2,500		21,878
Services and properties sells		24,017		23,482
Employee advances		5,835		6,803
Deposit security receivable (“Fogafin”)		23,342		32,323
Insurance premium receivables		32,525		55,538
Taxes		10,447		19,638
Other credit card receivable		11,219		7,264
International operations		10,234		26,801
Accounts receivables in branches		25,846		4,730
Other receivables		54,850		87,816

Total accounts receivable		750,510		885,135
Allowance for accounts receivable losses		(34,404)		(56,318)

Accounts receivable	Ps	716,106	Ps	828,817

The changes in allowance for accounts receivable are as follows:

	2006		2007		2008

Balance at beginning of year	Ps	30,984	Ps	22,215	Ps	34,404
Balance at beginning of period (Banagrícola’s subsidiaries) (3)		—		2,787		—
Provision for uncollectible amounts		17,621		28,536		68,997
Charge-offs		(5,573)		(7,052)		(16,481)
Effect of exchange rate		557		(459)		1,247
Reversal of provision and recoveries		(21,374)		(11,623)		(31,849)

Balance at end of year	Ps	22,215	Ps	34,404	Ps	56,318

(1)	Includes sales of Lab Investment & Logistic and Abocol and affiliate.

(2)	Includes all accounts receivable except those originated for interest loans.

(3)	Includes allowance for accounts receivable losses of Banco Agrícola, Aseguradora Suiza Salvadoreña and Asesuisa Vida.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(10) Property, Plant and Equipment
Property, Plant and equipment consisted of the following:

	2007		2008

Property, Plant and Equipment
Land	Ps	136,369	Ps	152,688
Buildings		421,666		816,547
Furniture, equipment and fixtures		261,029		274,692
Computer equipment		543,041		503,426
Vehicles		13,034		9,773
Construction in progress		122,606		6,604
Machinery and equipment		17,293		—
Equipment in — transit(1)		157,341		180,435

Total		1,672,379		1,944,165
Less accumulated depreciation		(806,567)		(768,592)
Allowance		(9,994)		(4,456)

Property, Plant and equipment, net	Ps	855,818	Ps	1,171,117

(1)	Includes goods being imported to be allocated to leasing.
Property, Plant and equipment depreciation expense for the years ended December 31, 2006, December 31, 2007 and December 31, 2008, amounted to Ps 95,921, Ps 104,442 and Ps 98,301, respectively.
(11) Operating Leases
Operating leases where the Bank or any of its subsidiaries act as lessors consisted of the following:

	2007(1)		2008

Operating Leases
Machinery and equipment	Ps	5,650	Ps	32,721
Vehicles		482,440		571,669
Furniture, equipment and fixtures		15,271		17,947
Computer equipment		97,259		150,800
Real estate		1,711		126,007

Total		602,331		899,144
Rents		15,690		22,746
Less accumulated depreciation		(126,080)		(189,161)
Allowance		(3,608)		(6,467)

Operating Leases, net	Ps	488,333	Ps	726,262

(1)	As of December 31, 2007, includes Sutecnología operating leases since the beginning of the year. Sutecnología merged with Leasing Bancolombia, on December 2007.
Operating lease depreciation expense for the years ended December 31, 2006, 2007 and 2008, amounted to Ps 8,632, Ps 18,393 and Ps 42,832, respectively.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(12) Prepaid Expenses and Deferred Charges
At December 31, 2007 and 2008 prepaid expenses and deferred charges consisted of the following:

	2007		2008

Prepaid expenses:
Insurance premiums	Ps	11,636	Ps	11,565
Software licenses		10,499		8,887
Other		1,597		1,554

Total prepaid expenses		23,732		22,007

Deferred charges:
Studies and projects		10,058		7,391
Computer programs		25,329		38,761
Leasehold improvements		8,898		5,427
Stationery and supplies		1,618		1,852
Discounts on securities sale		12,918		11,544
IT implementation fees and licences		—		9,102
Banagrícola acquisition costs		38,033		20,751
Facilities		8,082		6,880
Commisions		2,700		5,663
Other		6,533		3,503

Total deferred charges	Ps	114,169	Ps	110,874

Total prepaid expenses and deferred charges	Ps	137,901	Ps	132,881

(13) Other Assets
At December 31, 2007 and 2008 other assets consisted of the following:

	2007		2008

Other assets:
Value added tax deductible and withholding taxes	Ps	14,486	Ps	46,294
Investment in Trust		10,978		6,090
Deposits		23,842		162,174
Assets to place in lease contracts		502,260		831,633
Inventory		7,906		1,841
Joint venture		8,329		10,659
Other		12,841		35,159

Total other assets	Ps	580,642	Ps	1,093,850

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(14) Goodwill
The movements in goodwill are as follows:

	2006		2007		2008

Balance at beginning of year	Ps	50,959	Ps	40,164	Ps	977,095
Additions derived from the acquisition of Factoring Bancolombia by Bancolombia		15,019		—		—
Additions derived from the acquisition of Banagrícola by Bancolombia Panamá		—		881,434		1,786
Reclassifications		—		—		(1,325)
Other Additions (1)		—		132,154		3,329
Amortization		(25,814)		(70,411)		(73,009)
Effect of change in exchange rate		—		(6,246)		100,763

Balance at end of year	Ps	40,164	Ps	977,095	Ps	1,008,639

(1)
Other Additions as of December 31,2007, corresponds to: a) The balance at beginning of year of the goodwill derived from the acquisition of Inversiones Financieras Banco Agricola (IFBA) and Banco Agricola by Banagricola and the goodwill derived from the acquisition of Banco Agricola by Inversiones Financieras Banco Agricola in the total amount of Ps 74,521; b) the additions to the goodwill derived from the acquisition of IFBA and Banco Agricola by Banagricola in the amount of Ps 30,052 and the additions to the goodwill derived from the acquisition of Banco Agricola by IFBA in the amount of Ps 24,436 during the year 2007 and c) the goodwill derived from the acquisition of Sutecnologia by Leasing Bancolombia in the amount of Ps 3,145.

Other Additions as of December 31, 2008, corresponds to: a) the additions to the goodwill derived from the acquisition of IFBA, Banco Agricola and Aseguradora Suiza Salvadoreña by Banagricola in the amount of Ps 704; the additions to the goodwill derived from the acquisition of Banco Agricola by IFBA in the amount of Ps 2,401 and the additions to the goodwill derived from the acquisition of Capital Investment SAFI by Renting Peru in the amount of Ps 224 during the year 2008.

Goodwill derived from acquisition of Banagricola S.A. by segments was as follows:

			Goodwill pending to
Segments	Goodwill		amortize

Corporate	Ps	216,947	Ps	206,304
Retail		629,340		598,466
Mortgage		130,950		124,526
Insurance		30,172		28,692
Pensions		35,527		33,784

	Ps	1,042,936	Ps	991,772

At December 31, 2008, Goodwill derived from acquisition of Banagricola S.A. was tested for imparment comparing the book value of Ps 1,264,093 with the fair value of Ps 2,385,312 using discounted cash flow and multiples methodology. As a result, the Bank concluded that there was no impairment of goodwill.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(15) Foreclosed Assets
Foreclosed assets consisted of the following:

	2007		2008

Equity securities	Ps	58,906	Ps	54,573
Real estate		166,992		143,181
Other assets		8,218		6,726

Total		234,116		204,480
Allowance		(201,822)		(179,827)

Total foreclosed assets, net	Ps	32,294	Ps	24,653

The following is a summary of equity securities classified as foreclosed assets:

	2007		2008

Chicó Oriental Número 2 Ltda.	Ps	14,202	Ps	14,202
Urbanización Sierras del Chicó Ltda.		11,703		11,703
Procampo trust		7,044		7,044
Enka de Colombia		6,965		3,366
Lote2C Chisa trust		4,480		4,624
Pizano S.A.		3,663		3,663
Convertible Securities Pizano S.A.		3,221		3,221
Fibra Tolima trust		1,572		1,572
Calima Resort trust		1,485		1,485
Fiduciario ADM-Ceylán trust		1,209		—
BIMA trust		675		675
Clinica Shaio trust		—		456
Líneas Agromar trust		209		209
Other		2,478		2,353

Total	Ps	58,906	Ps	54,573

The changes in allowance for foreclosed assets are as follows:

	2006		2007		2008

Balance at beginning of year	Ps	205,176	Ps	174,393	Ps	201,822
Balance at beginning of year 2007 (Aseguradora Suiza, Banco Agrícola)		—		70,612		—
Balance at beginning of the year (Factoring Bancolombia, Conavi, Corfinsura and subsidiaries)		2,370		—		—
Provision		22,037		35,298		19,725
Charge-offs		(978)		(23,866)		(128)
Recovery of provisions		(54,298)		(52,995)		(48,717)
Reclassifications		91		5,244		133
Effect of changes in exchange rates		(5)		(6,864)		6,992

Balance at the end of year	Ps	174,393	Ps	201,822	Ps	179,827

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(16) Reappraisal of Assets
The following table describes reappraisals of assets:

	2007		2008

Asset revaluations, net	Ps	520,788	Ps	612,683
Less: proportional equity revaluations		(167,069)		(116,194)
Less: minority interests		(34,073)		(47,978)

Total equity revaluations	Ps	319,646	Ps	448,511

The proportional equity revaluations refer to the acquisition of investment in Banca Inversión Bancolombia S.A., Leasing Bancolombia S.A., Fiduciaria Bancolombia S.A., Sufinanciamiento S.A., Valores Bancolombia S.A., Factoring Bancolombia S.A., Inversiones Financieras Banco Agrícola S.A. and some of the affiliates of the entities mentioned above, calculated on acquisition date. Consolidation rules require this value to be unchanged while the investment is held or no new acquisitions are made.
(17) Interbank Borrowings
Interbank borrowings, primarily denominated in U.S. Dollars, at December 31, are summarized as follows:

	2007		2008

Foreign banks
Short-term	Ps	454,878	Ps	489,897
Long-term		1,051,733		1,587,394

Total	Ps	1,506,611	Ps	2,077,291

For the purposes of this classification, short-term interbank borrowings, obtained from other banks for liquidity purposes, are unsecured and generally have maturities ranging from 90 to 180 days.
As of December 31, 2007 and 2008, interest rates on U.S. dollar denominated short-term borrowings from foreign banks averaged 5.28% and 4.71%, respectively.
For long-term interbank borrowings, the average interest rate was 5.86% and 4.43% in 2007 and 2008, respectively.
Maturities of interbank borrowings for the end of the year 2008 were as follows:

	2008

2009	Ps	1,491,094
2010		155,070
2011		112,977
2012		2,297
2013 and thereafter		315,853

	Ps	2,077,291

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(18) Borrowings from Development and other domestic banks
The Colombian government has established programs to promote the development of specific sectors of the economy. These sectors include foreign trade, agriculture, tourism and many other industries. These programs are under the administration of the Colombian Central Bank and various government entities.
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
As of December 31, 2007 and 2008, borrowings from domestic development banks received from certain Colombian Goverment Agencies consisted of the following:

	2007		2008

Banco de Comercio Exterior de Colombia (“Bancoldex”)	Ps	1,190,028	Ps	1,424,287
Fondo para el Financiamiento del Sector Agropecuario (“Finagro”)		631,940		821,490
Findeter		1,035,910		1,112,559
Other		486,757		512,298

Total	Ps	3,344,635	Ps	3,870,634

Interest rates on borrowings from development and other domestic banks averaged 9.8% and 11.0% in 2007 and 2008, respectively, in local currency 4.5% and 2.0% in 2007 and 2008, respectively, in foreign currency. Maturities at December 31, 2008 were as follows:

2009	Ps	970,428
2010		626,984
2011		541,455
2012		538,074
2013 and thereafter		1,193,693

Total	Ps	3,870,634

(19) Other Liabilities
Other liabilities consisted of the following:

	2007		2008

Unearned income	Ps	33,779	Ps	40,086
Accrued severance Law 50, net of advances		21,028		22,044
Accrued severance pre-Law 50, net of advances to employees of Ps 10,160 and Ps 11,775 and in 2007 and 2008, respectively		13,669		14,980
Accrued payroll and other severance benefits		48,308		90,517
Accrued pension obligations net of deferred cost		110,669		111,759
Negative goodwill		4,604		758
Deferred interest on restructured loans		45,956		37,026
Deferred tax liability		64,183		120,327
Advances		52,200		47,232
Insurance reserves		67,229		82,903
Deferred profit on sales of assets		12,787		5,869
Deferred paid standby letters		3,965		310
Other		25,056		15,690

Total	Ps	503,433	Ps	589,501

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Unearned income fundamentally consists of prepayments of interest by customers.
In accordance with the Colombian Labor Code, employers must pay retirement pensions to employees who fulfill certain requirements as to age and time of service. However, the Social Security Institute and other private funds have assumed the pension obligation for the majority of the Bank’s employees.
Pension obligation
The following is an analysis of the Bank’s pension obligations:

	Projected
	pension
	liability		Deferred cost	Net

Balance at December 31, 2006	Ps	99,085	—	Ps	99,085

Adjustment per actuarial valuation		25,736	(25,736)		—
Benefits paid		(12,652)	—		(12,652)
Settlement due to sale of Almacenar		(1,500)	—		(1,500)
Pension Expense		—	25,736		25,736

Balance at December 31, 2007		110,669	—		110,669

Adjustment per actuarial valuation		12,261	(12,261)		—
Benefits paid		(11,171)	—		(11,171)
Pension Expense		—	12,261		12,261

Balance at December 31, 2008	Ps	111,759	—	Ps	111,759

In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations. The significant assumptions used in the actuarial calculations were the following:

	2006	2007	2008

Discount rate	16.53%	14.05%	12.43%
Future pension increases	10.55%	8.83%	7.63%
(20) Long-Term Debt
Companies are authorized by the Superintendency of Finance to issue or place ordinary bonds or general collateral bonds.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The scheduled maturities of long term-debt at December 31, 2008 are as follows:

2009	Ps	726,179
2010		659,545
2011		392,489
2012		168,152
2013		470,886
2014 and thereafter		1,226,235

Total	Ps	3,643,486

Long-term debt consists of bonds issued by Bancolombia (unconsolidated), Banco Agrícola S.A., Leasing Bancolombia, Sufinanciamiento S.A. and by Renting Colombia S.A.
On September 26, 2007, Bancolombia commenced a local public offering of the first issuance of Bancolombia’s Ordinary Notes (Bonos Ordinarios Bancolombia). Bancolombia successfully completed the issuance for an aggregate principal amount of Ps 400,000.
During 2008, Bancolombia S.A. successfully completed the issuance and offering of Bancolombia Ordinary Notes for an aggregate principal amount of Ps 600,000. This issuance and offering is the second of multiple and successive issuances of global Bancolombia Ordinary Notes which are limited to an aggregate principal amount of Ps 1,500,000.
(21) Accrued Expenses
Accrued expenses consisted of the following:

	2007		2008

Income tax payable	Ps	39,548	Ps	45,367
Fines and sanctions (1)		92,395		53,641
Labor obligations		24,303		71,933
FICAFE contingency (2)		48,772		58,973
Accrued expenses Almacenes Éxito		1,203		4,871
Other		12,639		20,398

Total	Ps	218,860	Ps	255,183

(1)	See Note 26(d).

(2)
As a result of Banagrícola’s acquisition, the Bank for the year ended December 31, 2008, has established an allowance available to absorb probable losses inherent in the FICAFE investment, booked through its subsidiary, Banco Agrícola S.A. FICAFE investment consists of fiduciary’s certifications, issued by the Fund of Enviromental Preservation of Coffee-producing lands established by the Salvadorian government.

Income tax
a. The basis for determining income tax may not be lower than 3% of the taxpayer’s net worth or equity on the last day of the immediately preceding fiscal year.
b. Sporadic earnings are separated from ordinary income and these are taxed at the previously mentioned rates. Sporadic earnings include those obtained from divesting fixed assets held for two years or more as well as liquidating companies also held for more than two years.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
c. Income in Colombia is taxed at the following rates:

	Income tax rate -	Income tax rate -	Income tax rate - 2008
Company	2006	2007	onwards

Companies governed by tax stability agreements:
Bancolombia, Leasing Bancolombia, Banca de Inversión, Fiduciaria Bancolombia	37%	36%	35%
Subsidiaries not governed by tax stability agreements	35%	34%	33%
The tax effect for all those companies governed by tax stability agreements consists of being entitled until the year 2010, inclusive, to an exemption with regard to any new national taxes or rates that should apply to these, pursuant to Article 240 — 1 of the Colombian Tax Statute (which was repealed by Article 134 of Law 633 passed December 20, 2000). For this reason, in 2008 and 2007, the Parent Company as well as all of its subsidiaries who had entered into tax stability agreements did not pay any financial transaction tax, wealth tax or income surtax.
d. In the case of companies domiciled in Panama and belonging to the Bancolombia Group (Bancolombia Panama and Subsidiaries, Banagrícola and Banco Agrícola Panama) income tax is governed by the Panamanian Tax Code. Profits obtained by the aforementioned companies are not subject to income tax in Panama.
e. Subsidiaries that were incorporated in El Salvador pay income tax on revenues obtained within the country, according to the Income Tax Law of El Salvador, contained in Legislative Decree No. Nº134 issued December 18, 1991, which came into full force and effect as of January 1, 1992. The income tax rate in El Salvador is 25%.
f. The subsidiary Bancolombia Puerto Rico, according to the law governing the International Banking Center is 100% exempt from income, property and municipal taxes, providing its income is obtained from international banking activities, pursuant to said law.
g. A special deduction equal to 40% of all investments made in fixed assets does not represent any taxable income for shareholders or partners. According to applicable legislation, fixed assets subject to this deduction must be depreciated for tax purposes using the straight-line method and are not entitled to any audit benefit even upon complying with all that contained in the tax code. Should these assets cease to be used to produce income or are divested before the end of their useful lives, fiscal revenue should be recorded on recovering the proportion of the deduction corresponding to the asset’s remaining useful life when sold or otherwise transferred. Senior Management considers that the assets for which said deduction was obtained shall be used as part of the Bank’s normal course of business and therefore shall not be sold off before the end of their useful life. For this reason no provision has been set up for any possible reimbursed deductions.
h. The Parent Company has no plans in the short term to bring into Colombia all those accumulated profits, nor reserves obtained through its foreign subsidiaries, Bancolombia Panamá and Bancolombia Puerto Rico, and which were duly recorded in its consolidated financial statements. At December 2008, said profits totaled Ps 641,628 and should these be brought into Colombia, these would be subject to income tax calculated at the rate applicable for this same year.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The following is a reconciliation of taxable income before income taxes:

	2006		2007		2008

Income before income taxes	Ps	924,409	Ps	1,448,806	Ps	1,764,699
Adjustments for consolidation purposes, net		159,103		653,554		412,456
Difference between net operating loss carry-forwards and presumed income		20,879		91,947		9,874
Non-deductible provisions, costs and expenses		177,966		236,274		195,190

Non-taxable or exempt income		(636,915)		(1,064,598)		(744,589)
Difference between monetary correction for tax purposes and for financial reporting purposes		(62,776)		—		—
Excess of accrued income over valuation income		6,652		(23,142)		(78,648)
Amortization of excess of presumed income over ordinary income and amortization of net operating loss carry forwards		(102,352)		(65,391)		(15,433)
Difference between profit on sale of assets for tax purposes and for financial reporting purposes		—		154		(29,847)
Valuation derivatives effect		(33,075)		(35,380)		(86,314)
Special tax deduction for Investment in Real Productive Assets		(21,254)		(177,036)		(203,272)
Other		(66,281)		(57,513)		(10,866)

Taxable income	Ps	366,356	Ps	1,007,674	Ps	1,213,250

Statutory tax rate		37.21%		33.58%		34.32%

Estimated current income tax	Ps	136,307	Ps	338,364	Ps	416,381
Deferred income tax expense (benefit)		38,573		23,519		57,675

Total	Ps	174,880	Ps	361,883	Ps	474,056

Income taxes for the years ended December 31, 2007 and 2008 are subject to review by the tax authorities. The Bank management and its legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review.
The following tables present the estimated amortizations of losses that can be recorded and the excess of presumed income over ordinary income and the fiscal years they expired:

	Fiscal Losses to amortize
	Capital		Fiduciaria		Fondo de		Renting		Inmobiliaria		Inversiones		RC Rent		Renting		Todo Uno
	Investment		GBC		Inversión		Perú		Banacol		NL		A Car		Colombia		Colombia		Total
2010		—		—		—		—		—	Ps	15		—		—		—	Ps	15
2011		—		—		—		—		—		—		—		—		28		28
2012		—		—		—		—		49		—		—		—		126		175
2013		—		—		—		—		—		—		—		—		—		—
With no maximum expiry date		76		505		506		3,088		—		—		1,887		100,066		—		106,128

	Ps	76	Ps	505	Ps	506	Ps	3,088	Ps	49	Ps	15	Ps	1,887	Ps	100,066	Ps	154	Ps	106,346

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)

	Excess of presumed income over ordinary income
	Inversiones CFNS		Renting Colombia		Factoring		RC Rent a Car		Banca de Inversión		Bancolombia		Total
2009	Ps	—	Ps	1,851	Ps	—	Ps	—	Ps	—	Ps	42,569	Ps	44,420
2010		—		2,350		—		—		—		—		2,350
2011		—		3,012		—		—		—		—		3,012
2012		—		1,686		595		—		282		—		2,562
2013		104		4,333		72		43		3,570				8,122

	Ps	104	Ps	13,232	Ps	666	Ps	43	Ps	3,852	Ps	42,569	Ps	60,466

(22) Subscribed and Paid-in Capital
Subscribed and paid-in capital consisted of the following:

	2006	2007	2008

Authorized shares	1,000,000,000	1,000,000,000	1,000,000,000

Issued and outstanding:
Common shares with a nominal value of Ps 500 (in pesos)	509,704,584	509,704,584	509,704,584
Preference shares with a nominal value of Ps 500 (in pesos)	218,122,421	278,122,419	278,122,419
Pursuant to Colombian law, capital adequacy for banks is required to be not less than 9% of their total credit risk weighted assets and credit contingencies. Under Decree 1720 of 2001, the calculation of capital adequacy must incorporate market risk in addition to the credit risk. This risk for capital adequacy requirement was covered 100% in 2007 and 2008. Calculations are made each month on an unconsolidated basis and in June and December on consolidated accounts which include the Bank’s financial Subsidiaries in Colombia and abroad.
As of December 31, 2007 and 2008 the Bank’s capital adequacy ratio consolidated was 12.67% and 11.24%, respectively.
The consolidated financial statements are prepared for the presentation to the stockholders, but are not taken as a basis for the distribution of dividends or appropriation of profits. Dividends are distributed based on the Bank’s non-consolidated financial statements.
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
Appropriated retained earnings consist of the following:

	2006		2007		2008

Legal reserve (1)	Ps	1,405,733	Ps	1,172,799	Ps	2,172,068
Additional paid — in capital		268,005		1,165,617		1,165,617
Other reserves		639,869		1,021,188		637,336

Total	Ps	2,313,607	Ps	3,359,604	Ps	3,975,021

(1)	Includes legal reserve and net income from previous years.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Reserve for Country Risk
Banco Agrícola S.A., Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A record, in their financial statements, reserves for country risk.
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
Any increase in these reserves gives rise to a debit to the appropriated retained earnings account — profits from prior years — and a credit in the restricted equity account - profits from prior years. Drops in the reserves cause a reverse effect in the books.
(24) Dividends Declared
The dividends are declared and paid to shareholders based on the adjusted uncosolidated net income from previous year. The dividends were paid as indicated below:

	2007(2)	2008	2009
Preceding year’s unconsolidated earnings	Ps 582,365	Ps 804,261	Ps 1,043,669

Dividends in cash (in Colombian pesos)	Ps 532 per share payable in four quarterly installments of Ps 133 per share from April 2007 on 509,704,584 and 218,122,421 common and preferred shares, respectively	Ps 568 per share payable in four quarterly installments of Ps 142 per share from April 2008 on 509,704,584 and 278,122,419 common and preferred shares, respectively	Ps 624 per share payable in four quarterly installments of Ps 156 per share from April 2009 on 509,704,584 and 278,122,419 common and preferred shares, respectively

Additionally Ps 266 per share payable on 59,999,998 preferred shares issued in June and July 2007

Total dividends declared	Ps 403,164	Ps 447,486	Ps 491,604

Dividends payable at December 31 (1)	Ps 111,842	Ps 119,701

(1)	The amount of the dividends payable at December 31, is recorded as accounts payable in the Consolidated Balance Sheets.

(2)
The amount disclosed as Total Dividends Declared in the table for 2007 differs from those disclosed in the annual report of 2006, because Bancolombia S.A. paid dividends on 59,999,998 preferred shares issued during 2007.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(25) Memorandum Accounts
Memorandum accounts were composed of the following:

	2007		2008

Trust:
Investment trusts	Ps	39,609,384	Ps	42,676,646

Commitments:
Unused credit card limits	Ps	4,703,942	Ps	5,724,199
Civil demands against the Bank		874,107		782,444
Issued and confirmed letters of credit		1,354,921		1,890,574
Uncommitted lines of credit		865,706		628,066
Bank guarantees		1,258,448		1,634,057
Approved credits not disbursed		1,467,745		1,382,560
Nation account payable (546 law)		30,371		28,914
Other		124,195		942,686

Total	Ps	50,288,819	Ps	55,690,146

Other memorandum accounts:

	2007		2008

Memorandum accounts receivable:
Tax value of assets	Ps	30,481,070	Ps	41,397,910
Assets and securities given in custody		3,411,382		4,940,276
Assets and securities given as a collateral		3,300,348		2,602,771
Trading investments in debt securities		1,692,960		2,002,743
Written-off assets		1,439,114		1,999,111
Quotas of leasing to receive		5,977,221		7,423,863
Investments held to maturity		1,058,280		1,638,282
Adjustments for inflation of assets		162,724		127,934
Accounts to receive yields trading investments in debt titles		103,286		241,556
Investments available for the sale in debt titles		1,379,980		1,256,763
Remittances sent for collection		26,103		50,919
Amortized debt securities investment		788,610		1,009,394
Other memorandum account receivable		4,304,690		6,897,263

Total	Ps	54,125,768	Ps	71,588,785

Memorandum accounts payable:
Assets and securities received as collateral		25,815,805		29,553,409
Qualification commercial loans		23,711,631		28,494,632
Assets and securities received in custody		4,816,267		5,395,677
Tax value of shareholders’ equity		4,673,067		6,308,371
Qualification consumer loans		6,573,200		7,513,317
Adjustment for inflation of equity		892,909		891,452
Qualification small business loans		131,913		145,518
Merchandise in owned warehouses		65		—
Qualification financial leasing		4,749,309		5,583,028
Qualification operating leasing		491,941		732,768
Qualification mortgage loans		2,803,165		3,324,627
Other memorandum account payable		3,135,280		3,949,803

Total	Ps	77,794,552	Ps	91,892,602

Total memorandum accounts	Ps	182,209,139	Ps	219,171,533

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(26) Commitments and Contingencies(1)
For the years ended December 31, 2007 and 2008, the Bank registered allowances for probable contingencies of Ps 92,395 and Ps 53,641, respectively. The detail of the contingencies was as follows:
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
At December 31, 2007 and 2008, the civil contingencies covered by the guarantee amounted to approximately Ps 997 and Ps 266, respectively, with allowances at the same dates amounting to Ps 166 and Ps 166. Labor contingencies remain the same as 2008: contingencies amounted to Ps 70 and allowances amounted to Ps 35.
b)	Legal Processes
At December 31, 2007 and 2008, other than the litigation discussed under (a) above, there were labor-related claims against the Bank amounting to approximately Ps 16,590 and Ps 17,168, respectively (the final result of such litigations is not predictable due to the nature of the obligations). The allowances for contingencies on those dates amounted to Ps 8,946 and Ps 8,932, respectively.
At December 31, 2007 and 2008, there were ordinary civil lawsuits, group actions, and civil actions within criminal and executive proceedings against the Bank with total claims for approximately Ps 644,953 and Ps 611,003, respectively and with allowances on the same dates of Ps 30,456 and Ps 31,917, respectively.
Allowances are recorded based on the likelihood of the losses and when proceedings are ruled in the first instance against the Bank or based on the opinion of management the proceedings are not likely to result in an unfavorable ruling.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Contingencies against the Bank greater to Ps 5,000, as of December 31, 2008, are:

			Actual
	Initial		Exposure at
Process	Exposure		December 31, 2008		Allowance	Likelihood

Civil Lawsuit from Jaime Gilinski and Others	Ps	357,000	Ps	357,000	—	Remote
Inversiones C.B. S.A.		12,468		40,806	—	Remote
Editorial Oveja Negra Ltda. and Jose Vicente Katerain		10,240		9,635	—	Remote
Costrucc.Rojas Jiménez & CÍA. S. EN C.		6,277		6,277	—	Remote
Ordinary process Gloria Amparo Zuluaga Arcila		1,400		5,784	—	Remote
Arbitration process CAJANAL vs Bancolombia		34,026		34,026	—	Remote
Almacenar S.A.		92,048		30,902	20,000	Probable
Carlos Julio Aguilar and Other		25,232		30,210	—	Remote
Invico Ltda, Dalia Bibliowicz Kaplan, Bella Bibliowicz Kaplan y Anniel Admiran Bibliowoicz Processes		5,000		6,601	3,500	Probable
Class action Maria Elena Urina against Barranquilla City “Municipio de Barranquilla” and Bancolombia		6,467		6,467	—	Remote
Ordinary process Ramón Orlando Pardo Osorio and Oceano Films OP Ltda. US 3000000		5,402		6,820	—	Remote
Inversiones C.B. S.A.
In 1997, Conavi granted a loan of Ps 6,000 to Inversiones C.B S.A. for the purpose of building a real estate project. This loan was scheduled to be paid out to the borrower in periodic installments based on the progress of said project, this amongst other terms and conditions.
Given the fact that construction work grounded to a halt and the builder fell into arrears, Conavi suspended the payment of the loan, which in the opinion of the plaintiffs gave rise to consequential damages. The claim filed by the plaintiffs states that the Bank must pay Inversiones C.B S.A. certain sums of money including loss of profits and corresponding interest, the opportunity cost of capital, the value of the project’s liabilities as well as monetary correction.
This contingency is considered to be quite remote, since the Parent Company paid out the loan according to the terms and conditions agreed upon, and the plaintiffs were at fault in assigning the funds together with other external causes such as the project’s lack of feasibility and the crisis prevailing within the construction sector, all of which contributed to the failure of the project in question.
Cajanal S.A. EPS (in the process of being wound up)
On April 26, 2000 Cajanal S.A. EPS and Bancolombia S.A. signed “Agreement No 2 for Providing Contribution Collection Services”, by virtue of which the Parent Company became responsible for collecting contributions to the Comprehensive Social Healthcare System. According to the claim lodged by the plaintiff, Bancolombia S.A. failed to comply with certain clauses contained in this Agreement and must therefore pay compensation for the consequential damages incurred.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Both parties have disputed whether Bancolombia acted according to that stipulated both in the agreement as well as according to applicable law, upon complying with certain garnishments ordered by judges of the Republic of Colombia and making available to different administrative offices of the courts the amounts that had been deposited in the checking and savings accounts belonging to Cajanal S.A. EPS, containing social security funds. The Bank considered that such writs of garnishments had to be complied with and without objection. Arguments include the statute of limitations with regard to the case, the absence of causation between the conduct of Bancolombia and the consequential damages claimed, the absence of any damages incurred by Cajanal S.A. EPS and negligence on the part of the plaintiff company.
Sale of Almacenar
In December 2006, the Bank’s subsidiary Almacenes Generales de Deposito Almacenar S.A. was spun off to create two additional companies, Inversiones IVL S.A. and LAB Investment Logistics S.A. Subsequently in 2007, the Parent Company sold its shares in LAB Investment Logistics S.A. and Almacenar S.A., pledging to cover any contingencies caused before the date on which these were sold, and which would only become apparent after the transaction was completed. In particular, the Parent Company, undertook to cover any losses incurred by Almacenar as a result of a fire that broke out in May 2005 in its warehouse located in the Salomia district in Cali.
As a result of this fire, a lawsuit has been filed against Almacenar by Industrias del Maíz S.A., Cadbury Adams and Pfizer S.A., and/or the insurance companies representing the rights of these.
The legal proceedings filed by Industrias del Maíz S.A. and Pfizer S.A. have now been concluded by the transaction contracts that have been signed, and the corresponding amounts of money have been recognized by the insurance company, Compañía Suramericana de Seguros S.A., based on an all-risk insurance policy in force covering material damage and loss of profits.
The proceedings initiated by Seguros Comerciales Bolívar S.A., in representation of Cadbury Adams. are still pending, in which a total of Ps 30,901 is being claimed. However, the claimed compensation for merchandise based on selling prices or the loss of profits are not the responsibility of the depository. For this contingency, the Parent Company shall have at its disposal the Ps 11,467 that remains from the compensation payable on the part of Suramericana de Seguros as well as a provision of Ps 20,000.
Sierras del Chicó Ltda. and Chicó Oriental No. 2 Ltda.
According to the terms and conditions contained in a guarantee agreement for contingent liabilities entered into by the Parent Company and the Fondo Nacional de Garantías FOGAFÍN (the Colombian National Guarantee Fund) on January 18, 1994, said Fund called for an arbitration panel to be set up for the purpose of the Parent Company handing over the rights held by the former Banco de Colombia in the companies Sierras del Chicó Ltda. and Chicó Oriental No. 2 Ltda. at December 31, 1993.
Should the Parent Company be ordered to transfer said rights, the Fund must recognize, based on the existing contract between the parties “...the value of said ownership interest as recorded in the books of the Parent Company at December 31, 1993, together with all applicable adjustments for inflation as provided for by law and that should accrue up to the moment these are transferred to the Fund.....” Furthermore, the Parent Company is claiming the payment of all those expenses incurred while said assets were held.
Given the fact that in the event of an unfavorable ruling, this would imply having to sell the asset, it was not considered necessary to set up a provision for such contingency.
As part of these arbitration proceedings, which are being heard by the Center for Arbitration and Conciliation, attached to the Chamber of Commerce of Bogotá, the following arbiters Gilberto Peña Castrillón, Jorge Pinzón Sánchez and Eduardo Zuleta Jaramillo were appointed by mutual agreement.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
c)	Contingencies Related to the Purchase of 51% of Former Banco de Colombia S.A. (“Banco de Colombia”) Stock and Later Merger with Banco Industrial Colombiano (“BIC”, now Bancolombia)
The Gilinski Case
See Item 8. Financial Information — A.2. Legal Proceedings.
Arbitration Proceedings — HSBC Fiduciary
In May 2008, HSBC Fiduciary requested the Chamber of Commerce of Bogota the installation of an Arbitration Tribunal in order to settle the disputes arising from the trust guarantee and payment agreement entered on March 30, 1998 between Isaac Gilinski, Jaime Gilinski and other foreign companies as trustors and Bancolombia as beneficiary; the trust guarantee intended to manage and hold in safekeeping all those assets handed over to guarantee and pay the existing amounts; the funds owed by the trustors for compensations for flaws contained in the declarations and guarantees issued by these, enclosed in the promissory bill of sale of shares held by Banco de Colombia and its modifications. The value of the goods as guarantee is US$ 30 million.
The dispute is a result of the application submitted by the trustors to the HSBC Fiduciary for the purpose of liquidating the trust fund and restitute the funds. This was subsequently objected by the Bank, based on pending claims filed against the sellers and guaranteed by the trust, especially the contingency in favor of the Bank, derivated from the decision issued by the Arbitration Tribunal iniciated by Bancolombia against Isaac Gilinski and others.
d)	National Tax and Customs Agency (“DIAN”)
Special Requirement
On December 27, 2007, the Bank received a special requirement by the Tax Administration of Medellin (“Administracion de Impuestos de Medellin”) regarding the income tax (“impuesto de renta”) of the year 2006, in which Ps 79,013 are discussed.
On September 23, 2008 the aforementioned tax authorities issue an official tax settlement corresponding to Review No. 900005.
The Bank and its tax advisors considered that the procedure of the income tax return of 2006 followed was in compliance with the applicable rules and regulations and on November 20, 2008 it filed for a reconsideration of the official review settlement, which was approved by the Colombian Tax Authorities (DIAN) by means of an official decision given in 2008.
Industry and Commerce Tax corresponding to 2006
Special requirement No. 2008EE336858 was issued on September 23, 2008 by the Bogotá District Council for the second two-month period of 2006, stipulating a total of Ps 3,039 in tax owing and a fine of Ps 4,863.
This requirement was contested December 19, 2008, requesting that the requirement be revoked given the lack of grounds and an arithmetic error in the corresponding settlement.
On November 27, 2008 special requirement No.2008EE597337 was received for the third, fourth, fifth and sixth two-monthly periods of 2006. This requirement stated an amount of Ps 5,236 in tax owing and a fine of Ps 8,377. This requirement was subsequently contested requesting that the requirement be revoked given the lack of grounds and an arithmetic error in the corresponding settlement.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Pro Senior Citizen Stamp Tax for fiscal years 2005 and 2006
On June 24, 2008 two official review settlements Nos. 001-08 and 002-08 were received for the third, fourth, fifth and sixth two-monthly periods of 2005 as well as the first, second, third and fourth two-monthly periods of 2006, respectively, from the Barranquilla District Council, claiming stamp tax owing in the amount of Ps 85 and a fine of Ps 137.
On October 23, 2008, proceedings were filed to revoke and re-establish rights with regard to the official review settlements. This claim has yet to be ruled upon. The provision set up for this contingency with regard to the Industry and Commerce tax return come to Ps 149.
Pro Senior Citizen Stamp Tax for fiscal years 2005 and 2007
On July 01, 2008 special requirement No. 0123-08 was received for the fifth and sixth two-monthly periods of 2006 and the first, second, third, fifth and sixth two-monthly periods of 2007; from the Barranquilla District Council, claiming tax owing of Ps 119 and a fine of Ps 190.
On September 18, 2008 the Parent Company contested this special requirement based on the same terms on which it filed proceedings to revoke and reestablish the right for the two-monthly periods of 2005 and 2006.
Fiduciaria Bancolombia S.A.
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
Two of the aforementioned proceedings were terminated due to the statue of limitations. However, on December 11, 2003, a new ordinary proceeding was initiated against Fiducolombia (currently Fiduciaria Bancolombia S.A.), following a legal action filed during the month of September 2003. One of these proceedings has produced first and second instant rulings in favor of the Fiduciary, and the Fiduciary is currently awaiting the results of an appeal lodged by the plaintiff. The Ninth Civil Circuit Court ordered all those remaining processes relating to the proceedings initiated against Tarazona Bermudez, to be heard following this same procedural vein, and currently there is an expert opinion pending on the part of the Agustin Codazzi Institute in order to proceed to grant a first instance ruling. This process was transmitted to the Court for the corresponding ruling in August 2008.
The legal counsel in charge of this case considers that a favorable ruling is possible.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
c. Invico Ltda. has a suit pending against the Bank and Fiducolombia S.A. (currently Fiduciaria Bancolombia S.A.) in Civil Circuit Court 6 of Bogota. The plaintiff seeks a ruling declaring that the Bank and Fiducolombia S.A. (now Fiduciaria Bancolombia S.A.) must exercise the alternate right contained in Article 1948 of the Civil Code, in reference to the land lot denominated “La Granjita”, pursuant to the trust mandate. The claims amounted to Ps 4,000. On January 17, 2002, the court issued a ruling dismissing an exception that was filed and ordered the filing party to pay costs. The discovery stage has finalized and the Trust Company has presented its legal conclusions on September 17, 2007. The judge ruled against the Fiduciary who lodged an appeal within the term legally provided for such. Having been admitted by the Court, this case is still being heard.
The legal counsel in charge of this case considers that a favorable ruling is highly possible.
d. With regard to the Fopep Consortium there are two labor proceedings filed by John Freddy Bustos Lombana, who claims that he acted as attorney and assistant manager in two different agreements and therefore demands the payment of salary and other employment benefits. He is also claiming indemnification alleging that his resignation was a consequence of an insinuation made by the Manager of the Consortium. In one of the proceedings, a ruling in the first instance was given in favor of the Trust Company. This was subsequently appealed and a second instance ruling is pending. In the other proceedings, first and second instance rulings were given in favor of the Trust Company, which were subsequently upheld on appeal.
The legal counsel in charge of these proceedings considers that favorable rulings are moderately possible.
e. With regard to the “Santa Sofía” Trust, there are two different types of proceedings being conducted:
A class action filed by the co-owners of the Santa Sofia Housing Estate against the Bogota Mayor’s Office, Fiducolombia S.A. (now Fiduciaria Bancolombia S.A.) and others, claiming that the deterioration to the property was caused by flaws in the terrain, and therefore no building permit should have been issued. The judge ordered evidence to be heard as requested by the parties. The legal counsel in charge of these proceedings considers that favorable rulings are moderately possible.
Criminal proceedings against the Trust Company’s Legal Representative, based on the action filed by the co-owners of the Santa Sofia Housing Estate, claiming alleged Illegal Squatting and Fraud with regard to the urban development of the real estate project. These proceedings are still being heard although the judge has ordered the investigation stage to be wound up Possibilities of success, occording to information supplied by legal counsel: Moderate.
Ordinary process of major quantity of extracontractual civil responsibility. The plaintiff claims civilian and jointly responsibly from Fiduciary Bancolombia S.A. and other defendants and, consequently order them to pay the price of the property, including its improvements. The Trusty Company answered the complaint and presented as defense the following: “the nonexistence of responsibility for corporate purpose different from the invoked” and the “nonexistence of responsibility for lack of contractual or extracontractual bond”. The judge hearing the case has ordered the case to be closed given the tacit withdrawal of the action on the part of the plaintiff. Possibilities of success, according to information provided by legal counsel are: High.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
g. There is a criminal court case against one of the Trust Company’s legal representatives regarding the Chisa Lote 2C Trust filed by Carmela Guardo and Joaquín Atencio Niño claiming misrepresentation of facts in a public deed, procedural fraud, perturbation of ownership and fraud with regard to a court ruling by virtue of a public deed establishing the boundaries of a plot of land, signed by the Trust Company on behalf of the Trust. These proceedings are at a pre-trial stage where evidence is collected.
Previously the joining of actions, the Attorney General’s Office No. 19 foreclosure the criminal investigation regarding the crimes of fraud to judicial award, invasion of lands and disturbance to the possession (Attorney General’s Office No. 19, Bogotá), and continued for the crimes of fraud in public document and procedural fraud (Attorney General’s Office No. 10, Bogotá). This case was concluded given the preclusion of the investigation.
The Trust Company’s management considered the contingency that this proceeding represents no liability.
h. The Trust Management Agreement No. 255 entered into by the Consorcio Fisalud (made up of Fiduciaria Bancolombia S.A., Fiduciaria La Previsora S.A. and Fiducafe S.A.) and the Colombian Ministry of Social Protection is currently subject to an arbitration award being granted. Three arbiters were appointed and an Arbitration Panel set up. The arbitration hearing was suspended until January 2008 on the grounds of a possible conciliation between the parties. No assessment has been given to the legal counsel in charge of the case. At December, 2008, Fiduciaria Bancolombia had set up a provision in the amount of $ 4,257 to cover any eventual contingency as a result of these arbitration proceedings as well as for the winding up of the consortium itself.
i. A contract lawsuit filed by the Colombian Ministry of Social Protection against the Fidufosyga Consortium on the grounds of 4 events of default: 1. The renewal of a role in a parent company bank on the part of the fiduciaries forming part of the consortium. 2. A compensation process that was never carried out according to that stipulated by applicable law and the terms and conditions of the contract. 3. Claims and recoveries on the part of ECAT. 4. Failure to present a work plan within the term requested. The legal counsel representing the Fiduciary and the Consortium presented a counter-memorial to dismiss the procedure taken since the proper means would be an arbitration hearing. The judge admitted the Fiduciary’s arguments and concluded the proceedings.
j. Ordinary proceedings filed by Álvaro Navarro T & Cía. S. en C. against Fiduciaria Bancolombia S. A., in which the plaintiff claims that Public Deed No. 5496 drawn up before Notary Public No. 3 of the Circuit of Cartagena should be revoked. According to said Public Deed, title to the ownership of the property held in trust was given over in the form of payment to the beneficiaries: Banco del Pacifico (currently being wound up), BIC S. A. now known as Bancolombia S. A. and Bancafé S. A. As a result of the above, the restitution of the above mentioned property was claimed along with the payment of consequential damages which the plaintiff estimates at Ps 10, per month, as of the date on which the property was given over in the form of payment until it was restituted. The Fiduciary contested this lawsuit and notice of such is to be served on the respondents.
Possibilities of success according to information supplied by legal counsel: High.
k. Administrative Action No. 230-11504 filed by the Colombian Superintendency of Companies against the Fiduciary claiming an alleged breach of exchange regulations due to failure to submit Form No. 15, by means of which the companies receiving the foreign investment must update information regarding the recording of these investments for the period beginning January 1st and ending December 31, 2005, date on which the Trust Company Fiduciaria Bancolombia S. A. Sociedad Fiduciaria held no recorded foreign investment. The Fiduciary responded to this requirement within the term legally provided for such and are still pending a decision on the part of the Colombian Superintendency of Companies.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
l. Administrative Action No. 230-15875 filed by the Colombian Superintendency of Companies against the Fiduciary claiming an alleged breach of exchange regulations due to tfailure to submit Form No. 15, by means of which the companies receiving the foreign investment must update information regarding the recording of these investments for the period beginning January 1st and ending December 31, 2006, date on which the Trust Company Fiduciaria Bancolombia S. A. Sociedad Fiduciaria held no recorded foreign investment.
Leasing Bancolombia S.A.
According to the opinion of the lawyers involved, claims against the Company do not represent any loss contingency that could affect its future results, except for all those processes filed against EXXON — Mobil de Colombia, the “Proteger” Foundation and Alexandra Milena Díaz for which provisions were set up for the amounts of Ps 1.061, Ps 5 and Ps 5, respectively.
Compañía de Financiamiento Comercial Sufinanciamiento S.A.
The Company has proceedings against it, in which the claim is estimated in Ps 5.756, those proceedings are classified as remote.
Additionally, the Company recorded contingencies with tax audit entities which are classified as remote.
Valores Bancolombia S.A.
The Company is currently contesting an ordinary contractual civil liability case which is being heard by the Civil Circuit Court No. 2 in Medellin. Evidence is still being heard for this case, as ordered by the Court by means of Court Order issued November 22, 2007. In the opinion of Valores Bancolombia’s Company Secretary and the external lawyer in charge of this process, the probability of an unfavorable ruling against this brokerage firm is remote, however, should the court find against Valores Bancolombia this could well represent a maximum value of Ps 20.
Factoring Bancolombia S.A.
Factoring Bancolombia S.A. is currently party in the following proceedings:
a. Three summons by the Central Bank to all the financial entities regarding the lawsuits of debtors of commitments agreed by the Sistema UPAC, before the administrative tribunals of the departments of Nariño, Sucre and Cauca.
There should not be any contingency with regard to these processes because Factoring has not had credit transactions under the UPAC System.
b. Process (“proceso verbal de acción de reivindicatoria”) by Mr. Jairo Buriticá Burbano against FES S.A, actino on behalf of the trusty Comoderna S.A, Banco Santander S.A, Corporación Financiera Colombiana S.A, Banco de Bogotá and Factoring Bancolombia S.A Compañía de Financiamiento Comercial.
Factoring Bancolombia S.A. was notified of this process, on December 5, 2007. To date, evidence is still being heard.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
AFP Crecer S.A
a. As of December 31, 2008, the entity has an administrative process PA-337-2004 for a supposed loss of US$ 34 regarding the liquidation of Eurobonds 2032. Nevertheless, it was presented to the Superintendency of Pensions the arguments and evidence of discharge reject the administrative processes and to justify that the transactions were done with the purpose of preserving the interests of the members. The Superintendence of Pensions issued resolution A-AF-DO-072-2005 imposing a fine for US$ 1; on February 28, 2005 Crecer S.A filed an appeal, which has been admitted thereby temporarily suspending the effects of the above mentioned resolution, At December 31, 2008 and at the time of publication of these financial statements the status of this appeal remains unchanged.
b. According to resolution N º PA-016-2006 notified on February 13, 2006, the Superintendency of Pensions (“Superintendencia de Pensiones”) impose a fine of US$ 29 to AFP Crecer S.A, for omitting to gave information regarding some commitments in a term of 5 days. On February 16, 2006, AFP Crecer S.A filed an appeal of rectification before the Superintendency of Pensions arguing that they have given the information required. This appeal was admitted on February 17, 2006, temporarily suspending the effects of the abovementioned resolution, and consequently, opening to the evidence stage. On March 6, 2006 the Superintendency of Pensions declares that there is no place to rectifying the appealed resolution and ordered AFP Crecer S.A to pay the correspondent fine in the term specified on the “Ley del Sistema de Ahorro para Pensiones”. On March 31, 2006 AFP Crecer S.A filed an action before the Contencious Adminitrative Court (“Sala de lo Contencioso Administrativo”) of the Supreme Court of Justice against this resolution, which was admitted on May 31, 2006, which order the temporarily suspension of the appealed decisions, which do not making the fin imposed effective until is not a definitive award. On February 26, 2008, the Court gave notice of its ruling dated November 30, 2007 by means of which it declared the legitimacy of the resolutions issued by the Superintendency of Pensions with regard to the fine imposed and the absence of any grounds for an appeal remedy. On March 1, 2008, a fine of US$ 29 (thousand) was paid and the Superintendency of Pensions was duly informed for the corresponding legal purposes and the consequent conclusion of the proceedings.
c. According to resolution N º A-AF-DO-330-2004 issued on November 9, 2004, the Superintendency of Pensions ordered AFP Crecer S.A to calculate correctly the value of the complementary certificate of transfer, corresponding to the months of October and November of 2003, pursuant to the requirements of the above mentioned resolution, in order to compare the original value and establish the amount to return to the State and effect the corresponding refund with its own funds, without affecting the CIAP of the pensioned members.
On September 27, 2007, AFP Crecer S.A requested the rectification of resolution N º A-AF-PE-195-2007 and comply the procedure for the complementary payment for insufficient in the amount of the certificate of transfer and refund of payments in excess, established by the Reglamento para la Emision y Pago del Certificado de Traspaso. Pursuant to resolution A — AF — DO — 243 — 2007, of December 10, 2007, the Superintendency of Pensions solved unfounded the request of AFP Crecer S.A. regarding the admission of the rectification request. As of the date of the financial statements, AFP Crecer S.A is studying the further steps.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
On January 28, 2008, Administrative Process PA-008-2008 was initiated, by means of which the Superintendency of Pensions claimed an alleged breach on the part of AFP Crecer, S. A. of the aforementioned resolutions, and a sanction based on Clause 2 of Article 234 of the Law of the Savings System for Pensions. Also, it granted an audience to AFP Crecer, S. A., in order for the latter to exercise its right to a defense and to present any evidence it considered necessary. On February 8 and March 8 2008, AFP Crecer, S. A. filed a request for all charges to be dropped this based on the corresponding legal grounds.. On April 23, 2008, the Board of Directors of AFP Crecer, S. A. voluntarily decided to give back to ISSS and INPEP, using its own funds, the contribution corresponding to the aforementioned complementary transfer certificates dated May 8, 2008. AFP Crecer, S. A. paid ISSS a total of USD 608 (thousand) and on June 11, 2008 paid INPEP USD 266 (thousand) (for a total of USD 874 (thousand) and gave due notice to the Colombian Superintendency of Pensions for the corresponding legal purposes. On September 29, 2008, the Colombian Superintendency of Pensions issued a resolution by means of which it considered that, amongst other matters, all that that stipulated in Resolution A-AF-DO-330-2004 had been duly complied with and therefore there were no grounds for imposing a fine on AFP Crecer, S. A. since it had effectively returned to the aforementioned Pension Institutes both the principal and the interest paid in excess on the transfer certificates issued.
d. At December 31, 2008, the Company continues with Administrative Process No. PA-002-2008, notice of which was served on February 2 2008, since it allegedly published pension information without having obtained due authorization from the Colombian Superintendency of Pensions. On March 8, 2008, a hearing was held and AFP Crecer, S.A. requested the Superintendency of Pensions to drop the charges based on the corresponding legal grounds. At December 31, 2008 and at the time these financial statements are published the Company continues to await the corresponding resolution.
Banco Agrícola S.A
As of December 31, 2007 and 2008, Banagrícola has the following judicial or administrative litigations:
a. At December 31, 2007, a claim for damages had been filed before the Fifth Commercial Court of San Salvador against the Bank for an alleged responsibility in handling executive commercial proceedings on the part of Banco Agrícola, S. A. against a client in 1989. The amount claimed totaled US$ 220,000 (thousand). The Bank filed an action for the enforcement of rights before the Civil Division of the Supreme Court of Justice, for the purpose of the case being heard before a Civil Court Judge. This action for the enforcement of rights was admitted by the Court thereby giving rise to suspending the previously filed claim. On December 5, 2008, the Supreme Court of Justice ruled that there were grounds for the action for the enforcement of rights as requested by the Bank on December 15, 2008, the Fifth Commercial Court of San Salvador ruled that there was a jurisdiction exception, thereby upholding the right of the plaintiff to file his complaint before a court of competent jurisdiction. Formal notice of this was received by the Bank on January 6, 2009. The Bank’s legal counsel believes that this process does not represent any risk for Banco Agrícola, S.A.
b. BA has filed two appeals under contentious administrative law against the Internal Tax Authorities before the Supreme Court of Justice, based on the complementary settlement of tax on the transfer of personal property and the providing of services (VAT), corresponding to the fiscal years of 2002 and 2003; the amount being claimed through both proceedings comes to US$ 4,261 (thousand) plus accrued interest. The Bank’s Senior Management together with its legal counsel believe that the final rulings on these two cases shall not have any significant effect on the Bank’s financial position or the results of its operations.

(1)	For more information of Commitments, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP- r) Guarantees”.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(27) Administrative and Other Expenses
Administrative and other expenses consisted of the following:

	2006		2007(2)		2008

Public services	Ps	53,512	Ps	69,857	Ps	70,680
Advertising		63,214		68,222		88,003
Industry and trade, property, vehicle and other taxes		129,141		147,684		193,628
Communication, postage and freight		52,403		85,042		104,902
Insurance		29,635		23,366		29,054
Security services		27,292		33,655		31,752
Amortization of deferred charges		40,692		61,143		73,541
Rental expenses		62,182		70,949		61,026
Maintenance and repairs		123,169		164,590		147,441
Contributions and membership fees		17,115		31,971		32,989
Temporary services		31,316		18,379		40,192
Travel expenses		22,840		21,999		22,124
Professional fees		59,506		79,599		155,000
Call center services		26,404		26,617		32,321
Information processes outsourcing		22,731		38,383		46,746
Warehouse expenses		11,777		—		—
Software (1)		24,041		32,175		8,804
Joint venture SUFI — Almacenes Exito S.A. Expense		10,950		14,333		31,481
Operational expenses related with consortium		9,138		10,198		12,115
Electronic processing data		4,934		3,575		4,663
Public relation		2,052		2,799		2,455
Other (1)		58,138		66,309		80,065

Total	Ps	882,182	Ps	1,070,845	Ps	1,268,982

(1)	The amount disclosed in the table for 2007 differs from those disclosed in the annual report of 2007, because they were reclassificated for comparative purposes with the information of 2008.

(2)
The administrative and other expenses were modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans. No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that period, and accordingly, would not be material for comparative purposes. Amounts reclassified as discussed in Note 2(ab).

(28) Non-Operating Income (Expenses)
The following table summarizes the components of the Bank’s non-operating income and expenses:

	Year ended December 31,
	2006		2007(3)		2008
	(Ps million)
Non-operating income (expenses):
Other income(1)	Ps	194,589	Ps	93,294	Ps	172,550
Minority interest		(6,352)		(13,246)		(18,511)
Other expenses(2)		(149,243)		(81,236)		(140,662)

Total non-operating income (expenses), net	Ps	38,994	Ps	(1,188)	Ps	13,377

(1)
For 2008 and 2007, includes gains on sale of foreclosed assets, property, plant and equipment and other assets, securitization residual benefit, insurance contracts sale and rent. For 2006, includes recovery of deferred tax liability of Ps 98,788 million recorded in 2005 by the Bank.

(2)	Other expenses include operational losses and losses from the sale of foreclosed assets, property, plant and equipment and payments for fines, sanctions, lawsuits and indemnities.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)

(3)
Non-operating income (expenses), net for the year ended 2007 was modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans. No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that period, and accordingly, would not be material for comparative purposes. Amounts reclassified as discussed in Note 2(ab).

(29) Related Party Transactions
Significant balances and transactions with related parties were as follows:
2006

							Shareholders with
							participating stock
	Shareholders with						lower than 10% of
	participating stock						the Bank’s capital
	equal to or higher						and with operations
	than 10% of Bank’s		Non-consolidated		Bank’s officers and		higher than 5%
	capital		investments		board of directors(1)		technical equity

Balance Sheet
Investment securities (1)		—		737		—		—
Loans		10,610		90,783		36,231		—
Customer’s acceptances and derivatives		—		2		—		107,640
Accounts receivable		89		8,632		4,108		—

Total	Ps	10,699	Ps	100,154	Ps	40,339	Ps	107,640

Deposits (1)		632		107,389		8,656		287,000
Overnight funds		—		448		—		—
Accounts payable		6		477		2,274		—
Bonds		—		610		—		35,300

Total	Ps	638	Ps	108,924	Ps	10,930	Ps	322,300

Transactions
Income
Dividends received		—		11,206		—		—
Interest and fees		899		29,639		3,339		—
Other		—		2		—		—

Total	Ps	899	Ps	40,847	Ps	3,339		—

Expenses
Interest		49		6,703		6,642		22,400
Fees		—		—		156		—
Other		—		—		18		—

Total	Ps	49	Ps	6,703	Ps	6,816	Ps	22,400

(1)
The data presented herein for 2005 exclude the transactions with the Qualifying Special Purpose Entity — QSPE of Titularizadora Colombiana S.A. and Deceval S.A. and therefore differ from corresponding data presented in previous years.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
2007

							Shareholders with
							participating stock
	Shareholders with						lower than 10% of
	participating stock						the Bank’s capital
	equal to or higher						and with operations
	than 10% of Bank’s		Non-consolidated		Bank’s officers and		higher than 5%
	capital		investments		board of directors		technical equity

Balance Sheet
Investment securities		—		75,546		—		—
Loans		390		80,231		40,393		—
Customer’s acceptances and derivatives		624		23,065		—		2,339
Accounts receivable		19		11,678		488		—

Total	Ps	1,033	Ps	190,520	Ps	40,881	Ps	2,339

Deposits		789		184,127		2,164		480,095
Bonds		—		3,000		—		74,567

Total	Ps	789	Ps	187,127	Ps	2,164	Ps	554,662

Transactions
Income
Dividends received		—		3,635		—		—
Interest and fees		53		234		61		—

Total	Ps	53	Ps	3,869	Ps	61		—

Expenses
Interest		345		8,881		521		35,424
Fees		—		—		439		—

Total	Ps	345	Ps	8,881	Ps	960	Ps	35,424

2008

							Shareholders with
							participating stock
	Shareholders with						lower than 10% of
	participating stock						the Bank’s capital
	equal to or higher						and with operations
	than 10% of Bank’s		Non-consolidated		Bank’s officers and		higher than 5%
	capital		investments		board of directors		technical equity

Balance Sheet
Investment securities		—		54,331		—		—
Loans		15		21,979		8,020		296,715
Customer’s acceptances and derivatives		9,496		—		—		—
Accounts receivable		8		1,377		136		6,968

Total	Ps	9,519	Ps	77,687	Ps	8,156	Ps	303,683

Deposits		31,766		110,715		4,176		1,213,832
Bonds		1,947		—		—		94,667

Total	Ps	33,713	Ps	110,715	Ps	4,176	Ps	1,308,499

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
2008

							Shareholders with
							participating stock
	Shareholders with						lower than 10% of
	participating stock						the Bank’s capital
	equal to or higher						and with operations
	than 10% of Bank’s		Non-consolidated		Bank’s officers and		higher than 5%
	capital		investments		board of directors		technical equity
Transactions
Income
Dividends received		—		9,737		—		—
Interest and fees		9,532		4,004		3,420		26,240

Total	Ps	9,532	Ps	13,741	Ps	3,420	Ps	26,240

Expenses
Interest		455		42,114		2,923		98,727
Fees		—		2		892		3

Total	Ps	455	Ps	42,116	Ps	3,815	Ps	98,730

(30) Subsequent Events
In 2008, the Colombian Superintendency of Finance issued external circulars 025, 030, 044 and 063 (the “2008 External Circulars”) establishing new guidelines for the valuation of derivatives and structured products to be followed by entities under its supervision. External circular 025 amended chapter XVIII of the Circular Básica Contable y Financiera In accordance with the 2008 External Circulars, Bancolombia modified the methodology by which it values its portfolio of derivatives and structured products. As a result of this change, Bancolombia’s balance sheet and financial results have been impacted as follows: A reduction of Ps 135,000 (approximately US$ 56,600) in the carrying value of derivatives will be recorded in 2009, resulting in a reduction on income that will be amortized daily, in equal installments, during the first six months of 2009.
Bancolombia S.A. announces the public offer of subordinated ordinary notes.
On March 3, 2009 the Bank announced the local public offering of tranche 1 of Subordinated Ordinary Notes. This offering of Subordinated Ordinary Notes (“the First Subordinated Ordinary Notes Offering”) is the first offering of multiple and successive issuances of Subordinated Ordinary Notes up to an aggregate principal amount of Ps 1,000,000.
Subordinated Ordinary Notes were offered in the First Subordinated Ordinary Notes Offering for an aggregate principal amount of Ps 300,000. The Bank may increase the offering principal amount of Subordinated Ordinary Notes by Ps 100,000, for a total amount of up to Ps 400,000.
The First Subordinated Ordinary Notes Offering has been rated AA + by Duff & Phelps de Colombia S.A.
The First Subordinated Ordinary Notes Offering was announced on page 7A of the March 3, 2009 edition of the Colombian newspaper “La Republica”.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Bancolombia S.A. announces mortgage securization
On March 5, 2009 Bancolombia S.A. (“The Bank”) (NYSE: CIB) announces that it sold mortgage loans in Pesos, to Titularizadora Colombiana S.A. (“Titularizadora”) amounting to approximately Ps 218,800. These mortgage loans will be secured by Titularizadora through the issuance of mortgage-backed securities. The purpose of this transaction is to continue the transfer of Bank’s mortgage loans to the capital markets.
Bancolombia S.A. announces a decision by the Colombian Attorney general’s office
On April 21, 2009, the Colombian Attorney General’s Office (Fiscal Delegado ante la Corte Suprema de Justicia) delivered an order (“preclusion order”) barring a criminal investigation of the president of Bancolombia, Mr. Jorge Londoño Saldarriaga, and others. This investigation was related to the acquisition by Bancolombia (formerly Banco Industrial Colombiano S.A.) of Banco de Colombia S.A. and their subsequent merger.
The decision rendered by the Colombian Attorney General’s Office bars (i) the investigation of Mr. Jorge Londoño Saldarriaga regarding the alleged aiding and abetting of the crimes of willful misconduct and willful neglect by a public officer (prevaricato por acción and prevaricato por omisión) and (ii) the investigation of the members of the board of directors of Banco Industrial Colombiano S.A. in office at the time of the merger with Banco de Colombia S.A. regarding the alleged aiding and abetting of the crimes of willful misconduct and willful neglect by a public officer (prevaricato por acción and prevaricato por omisión), procedural fraud and fraud.
This order also bars the investigation of the members of the board of directors of the Central Bank of the Republic of Colombia and certain officers of the Colombian Superintendency of Finance.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
(31) Differences Between Colombian Accounting Principles for Banks and U.S. GAAP
The Bank’s financial statements are prepared in accordance with generally accepted accounting principles and practices prescribed by the Superintendency of Finance and other legal provisions (“Colombian GAAP”). These principles and regulations differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), the principal differences between Colombian GAAP and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustment.
The following is a summary of the adjustments to consolidated net income and consolidated stockholders’ equity.
a) Reconciliation of consolidated net income:

	2006		2007		2008

Consolidated net income under Colombian GAAP	Ps	749,529	Ps	1,086,923	Ps	1,290,643
a) Deferred income taxes		(132,003)		(91,280)		83,358
b) Employee benefit plans		10,320		18,127		(18,463)
c) Fixed Assets		(104)		(151)		14,496
e) Allowance for loans losses, financial leases losses, foreclosed assets and other receivables		195,549		(69,809)		(338,799)
f) Loan origination fees and costs		16,798		7,241		(26,942)
g) Interest recognition on non-accrual loans		2,377		6,832		(78)
h) Deferred charges		(3,130)		7,192		24,455
i) Investment securities & derivatives		(36,235)		(9,190)		(141,392)
j) Investments in unaffiliated companies		(1,545)		(968)		(359)
k) Investments in affiliates		6,598		13,321		33,815
l) Lessor accounting		(1,703)		709		(1,294)
m) Business combinations
m.i) Goodwill		22,642		82,075		55,603
m.ii) Intangible assets		(88,248)		(42,063)		(106,133)
m.iii) Fair value adjustments to assets and liabilities acquired		186,546		(6,860)		18,254
n) Securitization performing and non-performing loans		4,717		19,702		(3,417)
o) Foreign currency translation adjustment		7,853		13,115		(30,370)
p) Minority interest		4,793		(7,965)		(1,638)
r) Guarantees		(3,571)		(2,549)		(4,672)
s) Insurance Contracts		—		(4,945)		505
u) Equity tax		—		(3,813)		2,348

Consolidated net income under U.S. GAAP	Ps	941,183	Ps	1,015,644	Ps	849,920

Net income from continuing operations	Ps	988,926	Ps	1,071,031	Ps	772,684
Income (Loss) from operations and disposal of discontinued Operations	Ps	(47,743)	Ps	(55,387)	Ps	77,236

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
b) Reconciliation of Stockholders’ Equity:

	2007		2008

Consolidated stockholders’ equity under Colombian GAAP	Ps	5,199,270	Ps	6,116,845
a) Deferred income taxes		(108,876)		(51,897)
b) Employee benefit plans		4,507		(22,131)
c) Fixed assets		38,538		53,034
d) Revaluation of assets		(319,646)		(393,308)
e) Allowance for loans losses, financial leases losses, foreclosed assets and other receivables		561,442		229,439
f) Loan origination fees and costs		77,772		50,830
g) Interest recognition on non-accrual loans		15,217		15,139
h) Deferred charges		(11,291)		(26,690)
i) Investment securities & derivatives		(163,559)		(238,595)
j) Investments in unaffiliated companies		(14,266)		(14,625)
k) Investments in affiliates		50,496		84,311
l) Lessor accounting		937		(357)
m) Business combinations
m.i) Goodwill		276,217		242,843
m.ii) Intangible assets		487,691		468,546
m.iii) Fair value adjustments to assets and liabilities acquired		(171,222)		(99,314)
n) Securitization performing and non-performing loans		30,270		30,493
p) Minority interest		(6,595)		(8,233)
r) Guarantees		(6,120)		(10,792)
s) Insurance contracts		(3,228)		(2,723)

		738,284		305,970

Consolidated stockholders’ equity under U.S. GAAP	Ps	5,937,554	Ps	6,422,815

c) Supplemental Consolidated Condensed Financial Statements under U.S.GAAP:
The presentation of balance sheet and income statement under U.S. GAAP differs from Colombian GAAP due to the acquisition of Banagrícola in 2007. As a result, we are presenting the summarized consolidated financial statements under U.S.GAAP for years ended December 31, 2006, 2007 and 2008:
Supplemental Consolidated Condensed Balance Sheets

	2007		2008

Assets:
Cash and due from banks	Ps	5,285,089	Ps	5,641,204
Trading account		2,287,673		3,255,259
Investment securities, net		2,361,663		3,266,001
Loans		35,340,990		41,628,902
Financial lease		4,699,764		5,839,524
Allowance for loans, financial leases losses and other receivables		(1,072,307)		(2,188,949)
Premises and equipment, net		1,922,999		2,461,649
Other assets		3,054,437		3,763,132

Total assets	Ps	53,880,308	Ps	63,666,722

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)

	2007		2008

Liabilities and Stockholders’ Equity:
Deposits		34,356,264		40,381,664
Short term debt		1,195,849		1,454,322
Long term debt		7,330,902		9,003,090
Other liabilities		4,996,708		6,257,069
Minority interest		63,031		147,762
Shareholders’ equity		5,937,554		6,422,815

Total Liabilities and Stockholders’ equity	Ps	53,880,308	Ps	63,666,722

Supplemental Consolidated Condensed Statements of Operations

	2006(1) (2)		2007(1)		2008(1)

Total interest income	Ps	3,261,024	Ps	4,762,967	Ps	6,274,359
Total interest expense		(1,280,932)		(1,986,746)		(2,788,891)

Net interest income		1,980,092		2,776,221		3,485,468
Provision of loans, leases and other receivables		(1,722)		(678,930)		(1,476,368)

Net interest income after provision of loans, leases and other receivables		1,978,370		2,097,291		2,009,100
Other income		1,151,124		1,608,703		2,066,927
Other expenses		(1,940,694)		(2,185,319)		(2,941,328)

Income before income taxes		1,188,800		1,520,675		1,134,699
Income tax expense		(199,874)		(449,644)		(362,015)

Net income from continued operations		988,926		1,071,031		772,684
Discontinued Operations		(47,743)		(55,387)		77,236

Net income	Ps	941,183	Ps	1,015,644	Ps	849,920

(1)
Prior periods were reclassified due to discontinued operations of Multienlace S.A., Suinternal do Brasil Locacao de Bens S.A., PA Renting Colombia, Inversiones Valsimesa, Fundiciones y Componentes Automotores.

(2)	Prior periods were reclassified due to discontinued operations of Almacenar and their Subsidiaries.
Supplemental Consolidated Condensed Statements of Cash Flows (1)

	2006		2007		2008

Net income	Ps	941,183	Ps	1,015,644	Ps	849,920
Adjustments to reconcile net income to net cash used by operating activities		2,811,272		2,058,680		569,760

Net cash used by operating activities		3,752,455		3,074,324		1,419,680
Net cash (used) provided in investing activities		(7,121,607)		(9,139,513)		(9,101,689)
Net cash provided by financing activities		3,677,955		9,566,743		7,977,416

Increase in cash and cash equivalents	Ps	308,803	Ps	3,501,554	Ps	295,407

Effect of exchange rate changes on cash and cash equivalents		2,067		(257,357)		60,708

Cash and cash equivalents at beginning of year		1,730,022		2,040,892		5,285,089

Cash and cash equivalents at end of year	Ps	2,040,892	Ps	5,285,089	Ps	5,641,204

(1)
This consolidated statement of cash flow includes the following non cash transactions: Ps 4,050 related to restructured loans that were transferred to foreclosed assets and foreign exchange gain of Ps 88,783.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Supplemental Consolidated Condensed Changes in Stockholders’ Equity

	2006		2007		2008

Balance at beginning of year	Ps	4,125,996	Ps	4,549,018	Ps	5,937,554
Shares issued at market value		—		927,612		—
Net income		941,183		1,015,644		849,920
Dividends declared		(369,736)		(403,164)		(447,486)
Other comprehensive income (loss)		(116,229)		(113,681)		53,993
Other movements		(32,196)		(37,875)		28,834

Balance at end of year	Ps	4,549,018	Ps	5,937,554	Ps	6,422,815

Supplemental Consolidated Statement of Comprehensive Income

	2006		2007		2008

Net Income	Ps	941,183	Ps	1,015,644	Ps	849,920
Other comprehensive income, net of tax:
Unrealized gain or (loss) on securities available for sale		(146,925)		(34,731)		23,281
Pension liability		(2,217)		(10,130)		(5,314)
Foreign currency translation adjustments		(7,853)		(68,820)		36,026

Other comprehensive income (loss)		(156,995)		(113,681)		53,993

Comprehensive income	Ps	784,188	Ps	901,963	Ps	903,913

Other comprehensive income (loss)
2006

	Before-Tax		(Tax Expense)		Net-of-tax
	Amount		or Benefit		Amount

Unrealized gain or (loss) on securities available for sale	Ps	(232,271)	Ps	85,346	Ps	(146,925)
Additional pension liability		(3,487)		1,270		(2,217)
Foreign currency translation adjustment		(7,853)		—		(7,853)

Other comprehensive income (loss)	Ps	(243,611)	Ps	86,616	Ps	(156,995)

2007

	Before-Tax		(Tax Expense)		Net-of-tax
	Amount		or Benefit		Amount

Unrealized gain or (loss) on securities available for sale	Ps	(51,632)	Ps	16,901	Ps	(34,731)
Additional pension liability		(14,672)		4,542		(10,130)
Foreign currency translation adjustment		(68,820)		—		(68,820)

Other comprehensive income (loss)	Ps	(135,124)	Ps	21,443	Ps	(113,681)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
2008

	Before-Tax		(Tax Expense)		Net-of-tax
	Amount		or Benefit		Amount

Unrealized gain or (loss) on securities available for sale	Ps	39,570	Ps	(16,289)	Ps	23,281
Additional pension liability		(8,175)		2,861		(5,314)
Foreign currency translation adjustment		36,026		—		36,026

Other comprehensive income (loss)	Ps	67,421	Ps	(13,428)	Ps	53,993

Accumulated other comprehensive income

		Unrealized
		Gains (Losses)				Foreign		Accumulated
		on	Pension			Currency		Other
		Securities, net of	Liability, net of			Translation		Comprehensive
		taxes	taxes			Adjustment		Income
Beginning balance for 2006		68,491		(29,922)		(10,312)		28,257
Current-period change		(146,925)		(2,217)		(7,853)		(156,995)
Effects of adoption FAS 158		—		40,766		—		40,766

Ending balance for 2006	Ps	(78,434)	Ps	8,627	Ps	(18,165)	Ps	(87,972)

Beginning balance for 2007	Ps	(78,434)	Ps	8,627	Ps	(18,165)	Ps	(87,972)
Current-period change		(34,731)		(10,130)		(68,820)		(113,681)

Ending balance for 2007	Ps	(113,165)	Ps	(1,503)	Ps	(86,985)	Ps	(201,653)

Beginning balance for 2008		(113,165)		(1,503)		(86,985)		(201,653)
Current-period change		23,281		(5,314)		36,026		53,993
Prior years adjustments		773		(582)		—		191

Ending balance for 2008		(89,111)		(7,399)		(50,959)		(147,469)

Summary of significant differences and required U.S. GAAP disclosures
a) Deferred income taxes:
Under Colombian GAAP, deferred income taxes are generally recognized for timing differences (not temporary differences as in SFAS No. 109) for commercial and manufacturing subsidiaries. For financial institutions, the Superintendency of Finance has restricted the inclusion of timing differences related to the amortization of fiscal tax losses and the excess of presumed income over ordinary income as a deferred tax asset.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Under U.S. GAAP, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized. During 2007 and 2008, the Bank calculated deferred income taxes based on the tax benefits received upon the acquisition of certain property and equipment in accordance to EITF 98-11 — Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations.
Income tax expense under U.S. GAAP is comprised of the following components for the years ended at December 31, 2006, 2007 and 2008:

	2006		2007		2008

Current income tax expense	Ps	136,307	Ps	338,364	Ps	416,381
Deferred income tax (benefit) expense		71,788		114,799		(25,683)

Total	Ps	208,095	Ps	453,163	Ps	390,698

	2006		2007		2008

Continuing operation income tax	Ps	199,874	Ps	449,644	Ps	362,015
Discontinued operation income tax		8,221		3,519		28,683

Income tax	Ps	208,095	Ps	453,163	Ps	390,698

Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2007 and 2008 were as follows:

	2007		2008

Deferred tax assets and liabilities

Deferred tax assets:
Accrual of employee benefits		—	Ps	7,746
Allowance for loan losses		28,527		90,798
Fixed assets		135,192		117,740
Tax losses and excess of presumed income over ordinary income		23,465		50,939
Allowance for foreclosed assets		17,965		16,574
Accrued expenses		33,779		42,341
Excess of accrued income over valuation income		3,625		533
Business combination		21,971		9,949
Unrealized gain on investment securities		61,909		46,844
Deferred interest on restructured loans		20,421		1,949
Forward, future and swaps effect		—		465
Other		20,731		46,750

Total gross deferred tax assets		367,585		432,628
Less valuation allowance		(9,491)		(63,114)

Net deferred tax asset	Ps	358,094	Ps	369,514

Deferred tax liabilities:
Accrual of employee benefits	Ps	1,577		—
Fixed assets		31,978		186,899
Allowance for loan losses		130,448		85,630
Allowance for foreclosed assets		26,308		21,358
Loan origination fees and cost		24,795		17,567
Forward, future and swaps effect		49,994		22,879
Inflation adjustments		76,090		12,818
Business Combination		24,842		23,041
Intangible assets		134,233		123,012
Excess of accrued income over valuation income		11,790		28,119
Securitization		10,595		10,673
Unrealized gain on investment securities		—		1,538
Other		7,813		7,644

Total deferred liabilities		530,463		541,178

Net deferred asset (liability)	Ps	(172,369)	Ps	(171,664)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The valuation allowance for deferred tax assets as of December 31, 2007 and 2008 was Ps 9,491 and Ps 63,114, respectively. The net change in the total valuation allowance for the year ended December 31, 2007 was a decrease of Ps 10,217 and for the year ended December 31, 2008 was an increase of Ps 53,622. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal over an entity level of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.
The 37% income tax nominal rate for years, 2006, 36% for year 2007 and 35% for year 2008 differs from 18.12%, 30.85% and 35.22% effective tax rate for years 2006, 2007 and 2008, due to the following:

	2006		2007		2008

Income before tax U.S. GAAP(1)	Ps	1,149,278	Ps	1,468,807	Ps	1,240,619

Income tax as per statutory rate		425,233		528,771		434,217
Foreign profits taxed at other rates		—		(162,428)		(13,492)
Foreign profits exempt from tax		—		121,689		(45,544)
Non-deductible items / provisions		77,002		72,868		59,596
Non-taxable income		(197,587)		(139,882)		(114,236)
Other		(111,820)		42,363		16,535
Increase (decrease) in tax valuation allowance		15,267		(10,217)		53,622

Income tax	Ps	208,095	Ps	453,163	Ps	390,698

(1)	It represents continuing operation and discontinued operation.
For years ended December 31, 2006, 2007 and 2008, non-taxable income includes off shore subsidiaries’ income tax, dividend income tax, gain on sales of stocks tax, interest income over mortgage securities tax, interest income on VIS housing loans tax and recoveries of deductible items tax.
As of December 31, 2008, the Bank intended to capitalize the results from its off-shore Subsidiaries. Accordingly, no deferred income tax liability was recorded for the undistributed profits of Bancolombia Panamá and its subsidiaries, Bancolombia Puerto Rico and Suleasing Internacional and its subsidiaries. The undistributed profits in such Subsidiaries were Ps 641,628 at December 31, 2008.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
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
The adoption of FIN 48 did not have impact on the Bank’s financial position, and there are no unrecognized tax benefits. Furthermore, the Bank did not have interest and penalties recognized in the balance sheet as of December 31, 2007 and 2008.
The Bank is not aware of positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will be significantly increased or decreased within 12 months of the reporting date.
The open tax years of the major companies of the Bancolombia Group are as follows:

Company	Open tax year

LOCAL SUBSIDIARIES

Bancolombia	2006 – 2008

Leasing Bancolombia	2006 – 2008

Factoring Bancolombia	2006 – 2008

Fiduciaria Bancolombia	2006 and 2008

Banca de Inversión	2006 – 2008

Valores Bancolombia	2006 – 2008

Sufinanciamiento	2006 – 2008

Renting Colombia	2006 – 2008

FOREIGN SUBSIDIARIES

Banco Agrícola	2006 – 2008
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Pension Plan
In 1967, the Social Security Institute assumed the pension obligation for the majority of the Bank’s employees; however, employees who had more than ten years of service prior to that date, continued participating in the Bank’s non-contributory unfunded defined benefit pension plan. Under this plan, benefits are based on length of service and level of compensation. As of December 31, 2008, there were nearly 895 participants covered by the Plan.
The measurement for pension plan obligations differs from Colombian GAAP to U.S. GAAP basically due to the fact that Colombia GAAP requires calculation of the estimated liability using the actuarial methodology and projection rates given by the law, the actuarial assumptions, based on nominal discount, salary and pension increase rates, and the method of computing the net periodic pension costs. For U.S. GAAP purposes, actuarial valuation of pension plan are performed annually using the projected unit credit method in accordance with SFAS 87.
Severance obligation
Under Colombian labor regulations, employees are entitled to receive one month’s salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations to permit companies, subject to the approval of the employees, to pay the severance obligation to their employees on a current basis. Law 50 from 1990, also enabled each worker freely to choose which pension fund would manage the amount accrued during the year of his/her severance pay. This amount must be transferred by headquarters to the pension funds no later than the following year.
Under U.S. GAAP, a curtailment is an event that significantly reduces the expected years of future service of present employees or eliminates, for a significant number of employees, the accrual of defined benefits for some or all of their future services. Consequently, this modification reduces the projected benefit obligation. Such a reduction is used to reduce any existing unrecognized prior service cost, and the excess, if any, is amortized on the same basis as the cost of benefit increases.
As of December 31, 2008 there were 1,548 participants remaining in the original severance plan.
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
Upon to the merger, Conavi/Corfinsura did not have a defined benefit plan for their employees and they were not entitled to join the Bank’s defined benefit plan.
Retirement Premium Pension Plan
Under Colombian labor regulations, employers and employees are entitled to negotiate other compensations than benefit plans stated by the law by means of private agreements. As result of the agreement, for employees who are entitled to enjoy their pension assumed by Pension Funds, the Bank recognizes an additional liability as a premium for once and only at the moment of the retirement date. Calculation of premium pension plan varies from Colombian GAAP to U.S. GAAP, because the latter is performed using actuarial valuations over a long-term period, while Colombian GAAP is prepared over the remaining years of the remaining private agreement’s extension.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Disclosure and calculation of differences under U.S. GAAP

	2006		2007		2008

Components of net periodic benefit cost
Service cost	Ps	4,277	Ps	3,447	Ps	5,039
Interest cost		18,477		16,950		21,831
Amortization of prior service cost		135		131		1,217
Amortization of net transition obligation (Assets)		1,017		978		789
Amortization of net (gain) or loss		(401)		(3,470)		(3,412)
Recognition of pension premium (1)		—		—		23,534

Adjustment to be recognized
Net periodic pension cost under U.S. GAAP		23,505		18,036		48,998
Net periodic pension cost under Colombian GAAP		33,825		36,163		30,535

Difference to be recognized under U.S. GAAP	Ps	10,320	Ps	18,127	Ps	(18,463)

(1)	As of December 31, 2008, the Bank recognized accumulated reserves of prior years for pension premium plan using the actuarial methodology required by SFAS 87 and SFAS 106.
The combined costs for the above mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2006, 2007 and 2008, are summarized below:

	2006		2007		2008

Change in project benefit obligation
Unfunded benefit obligation at beginning of year	Ps	133,498	Ps	111,587	Ps	119,831
Recognition of pension premium(1)		—		—		25,399
Service cost		4,277		3,447		5,039
Interest cost		18,477		16,950		21,831
Actuarial (gain)/loss		(21,552)		(655)		5,593
Effect of settlements(2)		—		(1,741)		—
Cost of plan amendment(3)		—		13,056		—
Benefits paid		(23,113)		(22,812)		(23,635)

Unfunded benefit obligation at end of year	Ps	111,587	Ps	119,832	Ps	154,058

Accrued benefit cost under Colombian GAAP		(112,639)		(124,339)		(131,927)

Difference to be recognized under U.S. GAAP Stockholders’ equity	Ps	1,052	Ps	4,507	Ps	(22,131)

(1)	As of December 31, 2008, the Bank recognized reserves for pension premium plan using the actuarial methodology required by SFAS 87 and SFAS 106.

(2)	The effect of curtailment/settlement is related to the sale of Almacenar S.A.

(3)
Due to the retroactive effect of sentence 862/2006, Bancolombia was required to recognize pension benefit increases ranging from about 1% to more than 400% to approximately 123 retirees and beneficiaries. The increase in the Project Benefit Obligation as of December 31, 2007 due to this plan amendment is treated as prior service cost.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Under U.S. GAAP, Bancolombia S.A. applies the provisions of SFAS 87, as amended by SFAS 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits” and SFAS 132(R), “Employers’ Disclosure about Pension and Other Post-retirement Benefits, an amendment to FASB Statements No. 87, 88 and 106”. Bancolombia adopted effective December 31, 2006 SFAS 158, in respect of its defined benefits pension plans, detailed in Note 31 of the Consolidated Financial Statements.

	2007		2008

Net Amount Recognized in the Consolidated Balance Sheet at December 31
Statement of Financial Position
Noncurrent Assets	Ps	(6,194)	Ps	(2,489)
Current Liabilities		13,441		14,831
Noncurrent Liabilities		112,585		141,716

Amount Recognized in Financial Position	Ps	119,832	Ps	154,058

Accumulated Other Comprehensive Income Net Actuarial Gain (Loss)	Ps	12,452	Ps	2,460
Net Prior Service (Cost)/Credit		(13,350)		(12,118)
Net Transition (Obligation) Asset		(1,415)		(1,412)

Total at December 31, 2008		(2,313)		(11,070)

Deferred income tax		810		3,671

Accumulated other comprehensive Income	Ps	(1,503)	Ps	(7,399)

The changes in the Accumulated other comprehensive Income taking place during the year 2007 and 2008, are described as follows:

	2007		2008

Increase or (decrease) in Accumulated Other Comprehensive Income

Recognized during year — Transition Obligation/(Asset)	Ps	979	Ps	789
Recognized during year — Prior Service Cost/(Credit)		131		1,217
Recognized during year — Net Actuarial Losses/(Gains)		(3,381)		(6,417)
Occurring during year — Prior service cost		(13,056)		—
Occurring during year — Net Actuarial (Losses)/Gains		655		(2,588)
* Recognition of pension premium		—		(1,176)

Accumulated other comprehensive Income in current year	Ps	(14,672)	Ps	(8,175)

The Bank expects the following amounts in other comprehensive income to be recognized as components of net periodic pension cost during 2009:

Net transition obligation/(asset)	Ps	304
Net prior service cost		1,217
Net loss/(gain)		(2,587)

Total	Ps	(1,066)

The economic assumptions adopted are shown below in nominal terms. Those assumptions used in determining the actuarial present value of pension obligation and the projected pension obligations for the plan years, were as follows:

	2006	2007	2008

Discount rate	8.68%	9.25%	9.75%
Rate of compensation increases	6.07%	6.00%	7.00%
Rate of pension increases	4.50%	5.00%	5.50%

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Estimated Future Benefit Payments
The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension	Other
	Benefits	Benefits(1)

2009	12,993	13,591
2010	12,895	7,816
2011	12,572	11,332
2012	12,573	15,285
2013	12,445	19,078
Years 2014 - 2018	65,328	106,545

(1)	Includes Expected future benefit payments for Retirement premium pension plan and Leaving Indemnity plan.
c) Fixed assets:
The following table shows the adjustments for each item:

	Net Income
	2006	2007	2008
Items
Inflation adjustment	(104)	(151)	(1,914)
Capitalization of Interest Cost	—	—	15,862
Assets available for sale	—	—	548

Total	(104)	(151)	14,496

	Stockholders’equity
	2007	2008
Items
Inflation adjustment	38,538	36,624
Capitalization of Interest Cost	—	15,862
Assets available for sale	—	548

Total	38,538	53,034

Inflation adjustment
The consolidated financial statements under Colombian GAAP were adjusted for inflation based on the variation in the IPC for middle income-earners, from January 1, 1992, to December 31, 2000. The adjustment was applied monthly to non-monetary assets, equity (except for the revaluation surplus and exchange adjustment), contingent accounts and memorandum accounts.
Financial statements are adjusted for inflation under U.S. GAAP when an entity operates in a hyperinflationary environment. The U.S. GAAP adjustment represents the cumulative inflation adjustment on the Bank’s non-monetary assets for inflation occurring prior to January 1, 2001, less depreciation expense.
Capitalization of Interest Cost
Under U.S. GAAP, the Bank has capitalized interest costs incurred during the construction of the new headquarters in Medellín. The capitalized interest will be amortized on a straight-line basis over the estimated useful life of the asset starting in January 2009. Under Colombian GAAP, the interest costs were recorded as expenses in the Bank’s statement of operations.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Real estate in use and for sale
- Real Estate In Use
In the case of all real estate recorded under Colombian GAAP, their book values are compared with their commercial appraisal values to determine whether a provision should be set up or their values increased. If the appraisal is lower than the corresponding book value, then a provision is recorded, if higher then the corresponding book value is increased to the appraisal value.
Under U.S. GAAP, these assets are subject to recognition of an impairment loss if the book values of those assets is lower than their future undiscounted cash flows and an impairment loss is recorded for the difference between the carrying amount and the fair value of the assets.
- Real estate held for sale
According to Colombian GAAP, these assets are recorded similarly to real estate in use.
Under U.S. GAAP, long held assets classified as held for sale to be recorded at the long of the book value less estimated costs to sell less and are not subject to depreciation.
d) Revaluation of assets
In accordance with Colombian GAAP, reappraisals of a portion of the Bank’s premises and equipment, equity investments and other non-monetary assets are made periodically and recorded in offsetting accounts which are shown in the balance sheet under the asset caption “reappraisal of assets” and the stockholders’ equity in the balance sheet caption “Surplus from reappraisals of assets”. The last revaluation was made in December 2008. Under U.S. GAAP, reappraisals of assets are not permitted and thus balances are reversed.
e) Allowance for loan losses, financial leases, foreclosed assets and other receivables
As established by the Superintendency of Finance, the methodology for evaluating loans under Colombian GAAP, as discussed in Note 2 (i), is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentage estimates. Under both Colombian GAAP and U.S. GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to operations. Under Colombian GAAP troubled debt restructuring loans have the same characteristics than under U.S. GAAP.
Under U.S. GAAP, the Bank considers loans to be impaired when it is probable that all amounts of principal and interest will not be collected according to the contractual terms of the loan agreement. The allowance for significant impaired loans including troubled debt restructuring loans are assessed based on the present value of estimated future cash flows discounted at the current effective loan rate or the fair value of the collateral in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when future cash flows discounted at their original effective rate or collateral fair value is lower than book value.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
In addition, if necessary, a specific allowance for loan losses is established for individual loans, based on regular reviews of individual loans, recent loss experience, credit scores, the risk characteristics of the various classifications of loans and other factors directly influencing the potential collectibility and affecting the quality of the loan portfolio.
To calculate the allowance required for smaller-balance impaired loans and unimpaired loans, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.
Many factors can affect the Bank’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.
Credit losses relating to loans, which may be for all or part of a particular loan are deducted from the allowance. The related loan balance is charged off in the year in which the loans are deemed uncollectible. Recoveries of loans and trade receivables previously charged off are credited to the allowance when received.
In addition, for U.S. GAAP purposes, the Bank maintains an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees granted, standby letters of credit and other financial instruments. The allowance is recorded as a liability. The Bank follows the same methodology described for allowance for loans losses, but including an estimated probability of drawdown by the borrower.
The following summarizes the allowance for loan and financial lease losses under Colombian GAAP and U.S. GAAP:

	2007		2008

Allowance for loans, financial lease losses and foreclosed assets under Colombian GAAP
Allowance for loans and financial lease losses	Ps	1,457,151	Ps	2,134,360
Allowance for accrued interest and other receivables		67,707		110,641
Allowance for foreclosed assets		201,822		179,827

	Ps	1,726,680	Ps	2,424,828

Allowance for loan losses under U.S. GAAP

Allowance for loans, financial lease, accrued interest losses and other related receivables (1)		1,055,697		2,089,940
Allowance for foreclosed assets		109,541		105,449

	Ps	1,165,238	Ps	2,195,389

Difference to be recognized as an adjustment to Colombian GAAP stockholders’ equity	Ps	561,442	Ps	229,439

(1)
For 2008, The Allowance for loans, financial lease, accrued interest losses and other related receivables under U.S.GAAP differs in Ps 99,009 from the amount of Ps 2,188,949 registered in the Supplemental Consolidated Condensed Balance Sheets on the line: Allowance for loans, financial leases losses and other receivables. This difference corresponds to the following lines that impact the allowance for loan losses under U.S.GAAP and are included in these reconciliation lines: Lessor accounting Ps 3,744; Securitization non-performing and performing loans Ps 21,928; Business Combinations Ps 59,636 and Interest recognition on non-accrual loans Ps 13,701.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)

	2006		2007		2008(1)
Difference recognized in net income under U.S.GAAP
Allowance for loans, financial lease losses and other receivables	Ps	193,596	Ps	(45,780)	Ps	(314,101)
Allowance for foreclosed assets		1,953		(24,029)		(24,698)

	Ps	195,549	Ps	(69,809)	Ps	(338,799)

(1)
For 2008, the difference of Ps 332,003 between the reconciliations for the years 2007, Ps 561,442, and 2008, Ps 229,439, that are recognized as adjustments to Colombian GAAP stockholders’ equity is different from the difference recognized in net income under U.S.GAAP (Ps 338,799) in the amount of Ps 6,796 due to the comprehensive income derived from the reconciliation of foreclosed assets of Banco Agrícola and Asesuisa.

An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP during the year ended December 31, 2006, 2007 and 2008 is as follows:

	2006		2007		2008

Provision at the beginning of the period	Ps	581,645	Ps	507,641	Ps	1,055,697
Provision for credit losses (1)		1,765		678,967		1,466,085
Foreign Currency translation and other adjustments		(685)		(29,129)		47,512
Charge-offs		(145,829)		(191,779)		(577,123)
Recoveries of charged-off loans		70,745		89,997		108,143
Reclassifications		—		—		(10,374)

Provision at the end of the period	Ps	507,641	Ps	1,055,697	Ps	2,089,940

Gross Loans and financial leases		24,645,574		37,702,624		44,642,570

Provision at the end of the period as a percentage of gross loans		2.06%		2.80%		4.68%

Provision for credit losses as percentage of gross loans		0.01%		1.79%		3.28%

(1)
For 2008, the provision for credit losses differ in Ps 10,283 from the amount of Ps 1,476,368 registered in the Supplemental Consolidated Condensed Statements of Operations on the line: Provision of loans, leases and other receivables. This difference corresponds to: a) The amount of Ps 16,586 to the following lines that impact the allowance for loan losses under U.S.GAAP and are included in this reconciliations lines: Lessor accounting Ps 1,294; Securitization non-performing and performing loans Ps 5,318; Business Combinations Ps 8,968 and Interest recognition on non-accrual loans Ps 1,006. b) Reclassifications of recoveries of charged-offs loan in the amounts of Ps 13,726 from Discontinued operations and (Ps 20,029) from Securitization.

The recorded investments in impaired loans were approximately Ps 1,676,770 and Ps 2,680,199 for the years ended December 31, 2007 and 2008, respectively, and the related allowance for loan losses on those impaired loans totaled Ps 327,980 and Ps 1,069,136, respectively.
The average recorded investments in impaired loans were approximately Ps 1,241,224 and Ps 2,178,484 for the years ended December 31, 2007 and 2008, respectively, and the related allowance for loan losses on those impaired loans totaled Ps 279,559 and Ps 698,558, respectively.
The interest income that would have been recorded for impaired loans in accordance with the original contractual terms amounted to Ps 458,710 for the year ended 2008.
For the years ended December 31, 2006, 2007 and 2008, the Bank recognized interest income of approximately Ps 14,133, Ps 26,592 and Ps 89,917, respectively, on such impaired loans.
The small balances-homogeneous loans evaluated under SFAS 5 methodology amounted to Ps 41,962,372 at December 31, 2008.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
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
Under U.S. GAAP, personal and real property received as payment or settlement on a loan is recorded at the lower at is carrying amount or fair value less cost to sell. Gains or losses from the realization of foreclosed assets are included in the statement of operations. Assets received lieu of payment that are not expected to be sold within a year recorded as fixed assets.
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
For U.S. GAAP purposes accrual of interest income is discontinued once a loan becomes more than 90 days past due While the loan is on non-accrual status is generally recognized as income on a cash basis unless collection of principal is doubtful, in which case, cash collections are applied against unpaid principal balance.
h) Deferred charges
The Bank has deferred certain pre-operating expense, and other charges, which are expenses as incurred under U.S. GAAP.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
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
The Superintendency of Finance requires the Bank to classify investment securities into “trading”, “held to maturity”, and “available for sale” categories. According to this guidance, an investment will be classified as “trading” when the Bank acquires it for the purpose of selling it in the near term, as “held to maturity” when the Bank has the intention and ability to hold it to maturity, and as “available for sale” when the investment is not classified either trading or held to maturity.
Under U.S. GAAP, investment in equity securities that have readily determinable market values and debt securities are accounted for as follows:
•
Debt and equity securities that are purchased and held principally for the purpose of selling them in the short term are classified as “trading” securities and are reported at fair value, with gains and losses included in earnings.

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

The difference between fair value and the amortized cost of these securities is amounted to Ps 16,431 and Ps 10,612 at December 31, 2007 and 2008, respectively.
The Colombian Government offers to the holders of certain securities issued by the Colombian Government to exchange short term by long term securities in 2006, as a part of Government’s plan to restructure the maturity of its internal debt. The Bank swapped securities, previously classified as held-to-maturity under Colombian GAAP, by securities with a longer term at cost plus accrued and unpaid interest and classified them as trading under Colombian GAAP. The Bank did not intend to hold the new securities until the new maturity date. Under US GAAP, the Bank reclassified the remaining securities previously classified as held-to-maturity, to available-for-sale and recorded the difference between the carrying value and the market value, in other comprehensive income. The swap of the securities was authorized by the Superintendency of Finance and therefore under Colombian GAAP, the Bank did not have to change the classification of its remaining held-to-maturity portfolio.
Foreign Exchange Gains and Losses on Debt Securities Available For Sale
Under Colombian GAAP, movements resulting from changes in foreign currency exchange rates on available for sale debt securities are reflected in the consolidated statements of operations. Under U.S. GAAP, EITF 96-15, Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities, changes in the fair value of available for sale debt securities as a result of changes in foreign currency exchange rates is reflected in shareholders’ equity.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as available for sale under U.S. GAAP are shown below:

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale — Debt securities
December 31, 2007
Securities issued or secured by Colombian government	Ps	1,035,891	Ps	2,216	Ps	(158,816)	Ps	1,192,491
Securities issued or secured by the Central Bank		586,284		59		(155)		586,380
Securities issued or secured by government entities		232,840		389		(5,444)		237,895
Securities issued or secured by financial entities		166,920		2,991		(728)		164,657
Securities issued or secured by foreign governments		444,405		3,200		(1,593)		442,798
Other investments		56,946		173		(440)		57,213

Total	Ps	2,523,288	Ps	9,028	Ps	(167,176)	Ps	2,681,434

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale — Debt securities
December 31, 2008
Securities issued or secured by Colombian government	Ps	942,994	Ps	1,529	Ps	(117,012)	Ps	1,058,477
Securities issued or secured by government entities		435,515		96		(10,868)		446,287
Securities issued or secured by other financial entities		407,369		16,132		(820)		392,057
Securities issued or secured by foreign governments		684,404		7,494		(36,854)		713,764
Securities issued or secured by the El Salvador Central Bank		669,629		4		(723)		670,348
Other investments		47,795		2,686		(446)		45,555

Total	Ps	3,187,706	Ps	27,941	Ps	(166,723)	Ps	3,326,488

			Gross		Gross
			unrealized		unrealized	Cost
	Fair value		gains		losses	basis

Available for sale — Equity securities
December 31, 2007
Inmobiliaria Cadenalco	Ps	4,377	Ps	1,886	—	Ps	2,491
Bolsa de Valores de Colombia		4,877		174	—		4,703

Total	Ps	9,254	Ps	2,060	—	Ps	7,194

			Gross		Gross
			unrealized		unrealized	Cost
	Fair value		gains		losses	basis

Available for sale — Equity securities
December 31, 2008
Inmobiliaria Cadenalco	Ps	4,552	Ps	2,065	—	Ps	2,487
Bolsa de Valores de Colombia		16,082		2,299	—		13,783

Total	Ps	20,634	Ps	4,364	—	Ps	16,270

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The scheduled maturities of debt securities at December 31, 2008 were as follows:

	Available for sale
	Amortized		Fair
	cost		value

Due in one year or less	Ps	1,734,249	Ps	1,726,937
Due from one year to five years		780,465		738,643
Due from five years to ten years		569,972		501,198
Due more than ten years		241,802		220,928

Total	Ps	3,326,488	Ps	3,187,706

The Bank is not required under Colombian GAAP to disclose the proceeds from the sale of investment securities or the gains or losses resulting from such sales. As a result, it is not feasible to obtain that information for U.S. GAAP purposes.
Unrealized Losses Disclosure
Investments that have been in a continuous unrealized loss position for less than 12 months are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale
December 31, 2008
Securities issued or secured by Colombian government	Ps	65,155	Ps	(2,044)	Ps	67,199
Securities issued or secured by government entities		407,868		(6,213)		414,081
Securities issued or secured by other financial entities		18,294		(220)		18,514
Securities issued or secured by foreign governments		128,832		(24,675)		153,507
Securities issued or secured by the El Salvador Central Bank		649,624		(685)		650,309
Other investments		13,517		(66)		13,583

Total	Ps	1,283,290	Ps	(33,903)	Ps	1,317,193

Investments that have been in a continuous unrealized loss position for 12 months or longer are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale
December 31, 2008
Securities issued or secured by Colombian government	Ps	847,474	Ps	(114,968)	Ps	962,442
Securities issued or secured by government entities		27,318		(4,655)		31,973
Securities issued or secured by other financial entities		10,970		(600)		11,570
Securities issued or secured by foreign governments		40,565		(12,179)		52,744
Securities issued or secured by the El Salvador Central Bank		19,146		(38)		19,184
Other investments		10,658		(380)		11,038

Total	Ps	956,131	Ps	(132,820)	Ps	1,088,951

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The amount of realized gain or loss on trading securities included in earnings during 2007 and 2008 was Ps 229,725 and Ps 491,879, respectively.
For Colombian GAAP and U.S. GAAP purposes, the Bank conducts regular reviews to assess whether other than temporary impairment exists. A number of factors are considered in performing an impairment analysis of securities. Those factors include:
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
The Bank has determined that unrealized losses on investments at December 31, 2008 are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments.
The substantial majority of the investments in an unrealized loss position for 12 months or more are primarily securities issued or secured by the Colombian Government, denominated in pesos and Unidad de Valor Real (the “Real Value Unit” or “UVR”). These securities were issued with a stated interest rate and average mature in less than eight years. All of the unrealized losses on these securities resulted from current economic conditions affecting the international markets, and fluctuations on interest rates. Unrealized losses may decline as interest rates fall below the purchased yield and as the securities approach maturity. Since the Bank has the ability and intent to hold the securities until recovery of the carrying value, which could be maturity, the unrealized loss is considered temporary.
As of December 31, 2008, 730 available for sale securities presented gross unrealized losses.
Unrealized Losses Disclosure for derivative instruments:
U.S. GAAP requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Under Colombian GAAP the Bank accounts for a portion of their swaps contracts at their cost basis and the fair value of the asset and liability leg of the derivatives are recorded as rights and commitments separately in the balance sheet see “Note 8. Customers’ Acceptances and Derivatives”. As of December 31, 2007 and 2008, the Bank did not apply hedge accounting for any of its derivatives instruments under U.S. GAAP.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Balance sheet classification:
Under Colombian GAAP, the Bank’s derivative instruments are grouped and presented net as either an asset or a liability.
U.S. GAAP restricts the ability to offset where the right of set-off exists between two parties (that is, where a debtor-creditor relationship exists). Typically, under U.S. GAAP, financial assets and liabilities can be offset and the net amount reported in the balance sheet when (a) each of two parties owes the other determinable amounts, (b) the reporting party has the right to set off the amount owed with the amount owed by the other party and (c) the right to setoff is enforceable by law.
Consequently, certain assets and liabilities are presented gross in the U.S. GAAP condensed balance sheet, with no effect on net income or shareholders’ equity. See note 31(t) for gross presentation of derivative instruments in accordance with U.S. GAAP and net presentation under Colombian GAAP.
The following table is a summary of the adjustments to consolidated net income and consolidated stockholders’ equity as a result of differences between Colombian GAAP and U.S. GAAP:

	2006		2007		2008

Investments	Ps	(45,682)	Ps	2,453	Ps	28,978
Derivatives		20,516		(1,627)		(162,055)
Changes in foreign currency exchange rates		(11,069)		(10,016)		(8,315)

	Ps	(36,235)	Ps	(9,190)	Ps	(141,392)

	2007		2008

Investments	Ps	(161,777)	Ps	(74,759)
Derivatives		(1,782)		(163,837)

	Ps	(163,559)	Ps	(238,596)

j) Investment in unaffiliated companies.
Under Colombian GAAP stock dividends are recorded as income, under U.S. GAAP dividends paid in the form of additional shares of common stock are not recorded as income. Instead, the costs of the shares previously held are allocated equitably to the total shares held after receipt of the stock dividend. When any shares are later disposed of, a gain or loss is determined on the basis of the adjusted cost per share.
k) Investments in affiliates.
Under Colombian GAAP, investment in affiliates are recorded as available for sale at cost with changes in fair value recorded in shareholders’ equity.
Under U.S. GAAP, an investment in non-marketable equity securities is recorded using the equity method when the investor can exercise significant influence or the cost method is used when significant influence cannot be exercised.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
l) Lessor accounting
Certain of the Bank’s subsidiaries, lease assets to third parties under non-cancelable lease arrangements. These lease arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures and their terms range between three and five years.
Under Colombian GAAP, for financial entities, leases are classified as either financial leases or operating leases. Goods provided through leases to third parties with a purchase option are recorded in the loan portfolio. Goods provided through operating leases are recorded as property, plant and equipment. For both types of leasing, the initial measurement represents the value to be financed of the good given in leasing (that is, the acquisition or construction cost) and the value of the improvement and expenses that can be capitalized, which represent a greater value of the lease operation to be financed.
Under U.S. GAAP, a net investment in direct financing leases would be established in an account representing the present value of the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor.
In addition, certain of the Bank’s subsidiaries. Renting Colombia, Arrendadora Financiera and Leasing Bancolombia applied a specific provision of Colombian GAAP for leases. Under this regulation, leases are classified as operating leases, even if the contracts were signed with a purchase option. Under U.S. GAAP, certain contracts are classified as financial leasing after applying the criteria established in SFAS 13.
The following lists the components of the net investment in direct financial leases as of December 31, 2007 and 2008:

	2007		2008

Total minimum lease payments to be received	Ps	6,057,324	Ps	7,373,767
Less: Allowance for uncollectibles (1)		(95,047)		(138,776)

Net minimum lease payments receivable		5,962,277		7,234,991
Estimated residual values of leased property		369,183		605,645
Less: Unearned income		(1,671,907)		(2,139,888)

Net investment in direct financial leases	Ps	4,659,553	Ps	5,700,748

(1)
The allowance for uncollectibles is registered in the Supplemental Consolidated Condensed Balance Sheets (See “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP — c) Supplemental Consolidated Condensed Financial Statements under U.S.GAAP — Supplemental Consolidated Condensed Balance Sheets — Allowance for loans, financial leases losses and other receivables”).

The following schedule shows the future minimum lease payments to be received on direct financial leases and operating leases for each of the next five years and thereafter.

Year Ended December 31,	Financial leases		Operating Leases
2009	Ps	478,956	Ps	150,060
2010		863,154		129,197
2011		1,364,750		98,971
2012		1,299,374		49,110
2013		1,306,811		6,442
Later years, through 2014		2,060,722		1,573

Total minimum future lease payments to be received	Ps	7,373,767	Ps	435,353

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
m)	Business combinations
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
Each of the Banagrícola S.A. and Factoring Bancolombia acquisitions were accounted for using the purchase method under Colombian GAAP, in accordance with the methodology suggested by the Superintendency of Finance.
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
During 2008, Bancolombia Panamá S.A. acquired 0.21% of Banagrícola S.A. (“Banagricola”). The purchase price was of approximately US$ 1,912. The excess of purchase price amounted to US 1,313 was assigned to all other segments. With this acquisition Bancolombia Panamá S.A. at December 31, 2008 held an interest of 99.12% of Banagrícola’s total shareholder’s equity.
The consolidated statements of operations and the consolidated statement of cash flow under U.S. GAAP for the year ended December 31, 2007 includes the operations of Banagrícola S.A. and its subsidiaries since June 1, 2007.
For Colombian GAAP purposes the results of operations of the acquired entities were included in the consolidated statements of operations of Banagrícola S.A. and its subsidiaries since January 1, 2007.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The following tables summarize the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Fair value of assets acquired and liabilities
	assumed under U.S. GAAP from Banagrícola
	during 2007
Total Purchase Price	Ps	1,816,219

Assets acquired		7,072,642
Premises and equipment, net		188,500
Liabilities assumed		6,457,732

Net Assets Acquired	Ps	803,410

Excess of cost over the fair value of acquired net assets		1,012,809
Intangible Assets		365,849

Goodwill	Ps	646,960

The following unaudited pro forma information for 2006 and 2007 reflects the consolidated results of operations as if the acquisition of Banagrícola had occurred at the beginning of each year presented and includes the amortization of intangibles, as appropriate. The unaudited pro forma financial information presented is not necessarily indicative of the results of operations that might have occurred, had the transaction been completed at the beginning of the year specified, and does not purport to represent what the consolidated results might be for any future period.

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
On June 30, 2006, the Bank acquired an additional stake of 6,868,409 shares of Comercia S.A., equivalent to 38.96% of its outstanding shares, from Textiles Fabricato Tejicóndor S.A. by means of a transaction duly authorized by the Superintendency of Finance. The value paid by the Bank was Ps 17,241.
Under U.S. GAAP, the results of Comercia S.A.’s, operations have been included in the consolidated financial statements since that date. For Colombian GAAP purposes the results of operations of the acquired entity were included in the consolidated statements of operations of the combined entity since January 1, 2006.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The acquisition of Factoring Bancolombia will allow the Bank to complement its portfolio of products improving commercial financing activities.
The aggregate purchase price was Ps 37,101 paid in cash. The excess of purchase price amounted to Ps 15,054 and Ps 7,267 was assigned to customers relationships intangible asset (the triangular line), while the remaining Ps 7,787 was assigned to goodwill. The resulting goodwill under U.S. GAAP was allocated to the retail segment.
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
Under SFAS 142, the goodwill impairment analysis is done in two steps. The first step requires a comparison of the fair value of the individual reporting unit to its carrying value including goodwill. If the fair value of the reporting unit is in excess of the carrying value, the related goodwill is considered not to be impaired and no further analysis is necessary. If the carrying value of the reporting unit exceeds the fair value, there is an indication of potential impairment and a second step of testing is performed to measure the amount of impairment, if any, for that reporting unit.
When required, the second step of testing involves calculating the implied fair value of goodwill for each of the affected reporting units. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit determined in step one over the fair value of the net assets and identifiable intangibles as if the reporting unit were being acquired. If the amount of the goodwill allocated to the reporting unit exceeds the implied fair value of the goodwill in the pro forma purchase price allocation, an impairment charge is recorded for the excess. An impairment charge recognized cannot exceed the amount of goodwill allocated to a reporting unit and cannot be reversed subsequently even if the fair value of the reporting unit recovers.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Under Colombian GAAP, goodwill derived from business combinations effective before October 2006, was amortized over a maximum period of ten years. In business combinations that occurred after October 2006, the resulting goodwill is recorded as a deferred charge and amortized on a monthly basis on the administrative and other expenses account over a term of twenty (20) years, unless the supervised entity voluntarily selects a shorter period of amortization. Up to December 31, 2007 goodwill was amortized using the exponential method. Under this method the charge for amortization is increased exponentially every year. Since January, 2008, the straight-line method has been used to amortized goodwill, since the Bank considers this method provides a better association between the revenues and expenses corresponding to this investment.
Under Colombian GAAP, in the case of goodwill acquired by the Bank and its subsidiaries before the date when the new regulation came into full force in year 2007, the amortization term was maintained in five years, ten years, three years for goodwill recorded in the subsidiaries Banagrícola S.A. and Inversiones Financieras Banagrícola S.A., respectively as permitted by Superintendency of Finance at the acquisition date.
For purposes of the impairment goodwill test under FAS 142, derived from acquisition of Banagricola, management has considered to Banco Agricola, AFP Crecer and Aseguradora Suiza Salvadoreña as single reporting unit each one, taking into account the nature of the products and services of these subsidiaries, the methods used to provide their services, the regulatory environment in El Salvador, and the manner in which the subsidiaries operate their business and their operations.
Under U.S. GAAP, the Bank has performed the required impairment test of each reporting segment’s goodwill and concluded that there was no impairment of goodwill. Accordingly, the Bank reversed the amortization of goodwill from Colombian GAAP.
The activity of the goodwill and intangible assets under U.S. GAAP during the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006		2007		2008

Goodwill U.S. GAAP
Balance at beginning of year	Ps	569,748	Ps	577,535	Ps	1,382,159
Reclassifications		—		132,243		(40,690)
Additions		7,787		636,186		2,947
Foreign currency adjustment		—		36,195		77,914

Balance at end of year	Ps	577,535	Ps	1,382,159	Ps	1,422,330

Goodwill under Colombian GAAP		34,371		973,699		1,008,089

Difference to be recognized under U.S. GAAP (1) (2)	Ps	543,164	Ps	408,460	Ps	414,241

(1)	For 2007 this adjustment is reflected in the line goodwill of the reconciliation of stockholders equity for Ps 276,217 and as part of the line revaluation of assets for Ps 132,243.

(2)	For 2008 this adjustment is reflected in the line goodwill of the reconciliation of stockholders equity for Ps 242,843 and as part of the line revaluation of assets for Ps 171,398.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Goodwill under U.S. GAAP by segments was as follows:

	December 31,		December 31,		December 31,
	2006		2007		2008

Corporate and Governmental Banking		254,233		333,661		399,583
Retail and Small Business Banking		186,989		657,496		694,508
Treasury		—		122,446		—
Offshore Commercial Banking		31,534		31,534		31,534
Leasing		54,238		54,238		54,238
All other segments (1)		50,541		182,784		242,467

Total Goodwill (2)	Ps	577,535	Ps	1,382,159	Ps	1,422,330

(1)	This segment includes trust, brokerage, insurance, pensions, construction banking and corporate headquarters.

(2)	The Bank has modified the distribution of the goodwill by segments in order to be consistent with the segments presented in the note w) Segment Disclosure.
m.ii) Intangible Assets
m.ii.1) Banagrícola S.A
Under U.S. GAAP Ps 365,849 of acquired intangible assets, Ps 15,092 was assigned to registered brands that are not subject to amortization and Ps 177,451 was assigned to brands, deposits, customers relationship and others. The acquired intangible assets subject to amortization have a weighted-average useful life of approximately 12 years.
The following are the descriptions for each intangible asset valued. A detailed breakdown of intangibles values is showed above in the goodwill and intangible assets section:
Customer relationships and contractual agreements
Corresponds to the relationships that the Bank has established with its customers through contracts, those customer relationships would arise from contractual rights. Therefore, customer contracts and the related customer relationships are intangible assets that meet the contractual-legal criterion.
Intangibles are calculated based on the expected gains to be provided from these relations for a specific period of time.
Brands
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
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
m.ii.2) Factoring Bancolombia acquisition
The excess of purchase price amounted to Ps 15,054 and Ps 7,267 was assigned to customers relationships intangible asset (the triangular line), while the remaining Ps 7,787 was assigned to goodwill. The resulting goodwill was allocated to the retail segment.
The activity of the Bank’s intangible assets during the years ended December 31, 2007 and 2008 is as follows:

	2007		2008

Intangible Assets
Balance at beginning of year	Ps	142,099	Ps	487,691
Additions		365,849		—
Reclassifications (1)		—		45,951
Amortization		(42,063)		(79,578)
Impairment		—		(26,555)
Foreign currency translation adjustment (2) (3)		21,806		41,037

Balance at end of year	Ps	487,691	Ps	468,546

(1)	It corresponds to the recognition of the brand of Banco Agrícola from goodwill to intangible of finite life as a result of the initial decision of the Bank’s management.

(2)	The foreign currency translation adjustment for the amortization expense amounts Ps 4,858.

(3)	The foreign currency translation adjustment related to the carrying amount is Ps 45,620.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Intangible assets were as follows:

	December 31, 2007					December 31, 2008
	Gross carrying		Accumulated			Gross carrying		Accumulated
	amount		amortization		Impairment	amount		amortization		Impairment

Non-Amortizable intangible assets	Ps	30,407		—	—	Ps	26,555		—	26,555
Amortizable intangible assets	Ps	520,781	Ps	63,222	—	Ps	616,204	Ps	147,658

The following table shows the intangible assets gross carrying amount, detailed with their respective useful lives:

			Weight useful life
	December 31, 2008		(months)

Brands	Ps	79,813	60
Service asset		6,206	169
Asset management		30,004	125
Benefit associated to Loans		77,354	201
Core Deposits		135,587	151
Customer relationship Conavi and Corfinsura		22,400	105
Customer relationship Factoring Bancolombia		7,267	48
Customer relationship Conglomerado Banagrícola		199,134	159
Value of business acquired		80,115	120
Others		4,879	105

TOTAL	Ps	642,759

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending	Aggregate amortization
December 31,	expense
2009	Ps	71,798
2010		66,392
2011		61,712
2012		49,040
2013		39,172

Total	Ps	288,114

The Bank has performed the required impairment test of intangible assets, concluding that except for the brands of Asesuisa Vida and Asesuisa S.A., AFP Crecer and Bursabac S.A. de C.V., there was no impairment in the remaining intangible assets.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
As of December 31, 2008, the Bank has tested for impairment the brands that were no subject to amortization the prior fiscal year (Asesuisa Vida and Asesuisa S.A., AFP Crecer and Bursabac S.A. de C.V.) using the methodology to be applied to indefinite-lived intangible and concluded that was necessary change the estimated useful life of the above mentioned brands from indefinite to finite, because at the end of the fiscal year did not exist the causes and circumstances that support the brands like lived intangible. As a result of this change, the brands registered an impairment loss of Ps 26,555.
m.iii) Fair value of assets and liabilities acquired
Under U.S. GAAP the primary financial statements allocate the fair value adjustments to each of the respective assets and liabilities.
The following is a detail of the adjustments to the Stockholders’ Equity related to Banagrícola S.A. and Factoring Bancolombia business combination:
Fair value of fixed and foreclosed assets
The difference between the fair value of fixed and foreclosed assets and their book value is adjusted by the effect of the depreciation and by the effect of sales and written - offs.
Fair value of Time Deposits, long- term debt and loans
The difference between the fair value of loans, Time Deposits and long term debt and their book value is adjusted by the effect of the amortization of the discount or the premium during the estimated average life of these assets and liabilities.
Securitization of non-performing loans
Under U.S. GAAP securitization of non performing loans carried out by Banco Agrícola S.A., does not meets the definition criteria of transfers of financial assets by sale. The adjustment corresponds to the recognition of a secured borrowing under U.S. GAAP which under Colombian GAAP is not accounted for.
n) Securitization
Transfers of financial assets
The Bank securitizes performing and non-performing mortgages loans using different securitization vehicle.
Under Colombian GAAP, the securitization of performing and non-performing mortgage loans, is recorded as sales of financial assets and therefore, securitized loans have been removed from the Bank’s balance sheet. Additionaly, the Bank recognizes in the income statement at the moment of the operation the difference between the book value of the securitized portfolio and the value received.
Under U.S. GAAP, there are two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under U.S. GAAP, resulting in the transferred assets being removed from our consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in our consolidated balance sheet. The second key determination to be made is whether the securitization vehicle must be consolidated and included in our consolidated balance sheet or whether such securitization vehicle is sufficiently independent that it does not need to be consolidated.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
If the trust’s activities are sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the trust is not consolidated by the seller of the transferred assets. Additionally, under FASB Interpretation No. 46(R), if trusts other than QSPEs meet the definition of a variable interest entity (VIE), we must evaluate whether we are the primary beneficiary of the trust and, if so, must consolidate it.
For U.S. GAAP purposes, since the activities of these vehicles are not sufficiently restricted to meet certain accounting requirements in order to be considered a QSPE, these vehicles were deemed variable interest entities in accordance with FIN 46(R) and therefore, in those cases where the Bank holds the majority of the residual interests in these vehicles, the Bank concluded to be the primary beneficiary, as the party that expects to absorb the majority of the expected losses of such vehicles.
The Bank had no significant transfers of loans in securitization transactions accounted for as sales in accordance with U.S. GAAP as of the fiscal years ended December 31, 2007 and 2008, and did not retain any significant interests associated with loans transferred in securitizations for those years.
The table below presents the assets and liabilities of VIEs which have been consolidated on the Banks’s balance sheet at December 31, 2008, and the Bank’s allowance for loan losses resulting from its involvement with consolidated VIEs as of December 31, 2008.
The allowance for loan losses represents the management’s estimate of probable losses inherent in the portfolio.

				Allowance for
Assets		Liabilities		loan losses
Ps	1,882,256	Ps	873,056	Ps	16,045

The Bank did not provide any additional financial support to these VIEs or others during 2008. Further, the Bank does not have any contractual commitments or obligations to provide additional financial support to these VIEs or others.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Retained Interests in the Securitization vehicles
Under Colombian GAAP retained interests in the securitization vehicles are not recognized.
For U.S. GAAP purposes, retained interests in those securitization vehicles that are not subject to consolidation during the fiscal year ended December 31, 2008, as the Bank was not considered to be the primary beneficiary in accordance with FIN 46(R), should be recognized and recorded at fair value, as available-for-sale or trading securities in accordance with FAS 115. To determine their fair values of these securities, the Bank discounted the estimated future cash flows of these securities.
For securities classified as available-for-sale, unrealized gains or losses over the amortized cost basis are charged to equity through Other Comprehensive Income, unless unrealized losses are deemed to be other than temporary, in which case they are charged to the Statement of Operations.
Securities held for the purpose of selling them in the short term are classified as “trading” and are reported at fair value, with gains and losses included in earnings.
For U.S. GAAP purposes, the amortized cost, unrealized gain/loss and fair value of financial trusts qualifying for sale treatment but are not subject to consolidation as of December 31, 2008, are as follows:

			Net Unrealized		Fair
	Amortized Cost		Gain/(Loss)		Value
Available for Sale Securities	Ps	243,502	Ps	14,864	Ps	258,366

Fair
Value
Trading Securities	Ps	30,179

As of December 31, 2007, all the securitization vehicles were consolidated for U.S. GAAP purposes.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
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
On July 24, 2008, Bancolombia liquidated 100% of its direct interest held through Suleasing Internacional USA Inc. and Bancolombia Panamá S.A. in Suinternal Do Brasil Locacao de Bens S.A. The Bank registered in 2008 a loss on sale of this investment for Ps 11.
On September 18, 2008, Bancolombia liquidated 71.75% of its direct interest held through Banca de Inversión Bancolombia S.A. in Inversiones Valsimesa S.A. The Bank registered in 2008 a gain on sale of this investment for Ps 5,310.
On November 19, 2008, Bancolombia sold to Mitsubishi Corporation 100% of its direct interest held through Banca de Inversión Bancolombia S.A. in P.A. Renting Colombia. The Bank registered in 2008 a gain on sale of this investment for Ps 2,988.
On December 22, 2008, Bancolombia sold to Corporation Delta Codelta. 80% of its direct interest held through Banca de Inversión Bancolombia S.A., Inmobiliaria Bancol S.A. and Valores Simesa S.A. in Fundiciones y Componentes Automotores. The Bank registered in 2008 a gain on sale of this investment for Ps 13,692.
The results of the discontinued operations under U.S. GAAP were as follows:

	2006		2007		2008

Profit (losses) from discontinued operations before income taxes	Ps	(39,522)	Ps	(51,868)	Ps	105,919
Income taxes (benefit) expense		8,221		3,519		28,683

Profit (losses) from discontinued operations	Ps	(47,743)	Ps	(55,387)	Ps	77,236

r) Guarantees
In order to meet the needs of its customers, the Bank issues financial standby letters of credit and bank guarantees. At December 31, 2007 and 2008, outstanding letters of credit and bank guarantees issued by the Bank totaled Ps 2,613,369 and Ps 3,524,631, respectively.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The table below summarizes, at December 31, 2007 and 2008, all of the Bank’s guarantees where the Bank is the guarantor. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

													Maximum potential amount of
	Expire within one year				Expire after one year				Total amount outstanding				future payments
	2007		2008		2007		2008		2007		2008		2007		2008
Financial standby letters of credit	Ps	1,007,038	Ps	1,577,231	Ps	347,883	Ps	313,343	Ps	1,354,921	Ps	1,890,574	Ps	1,354,921	Ps	1,890,574
Bank guarantees		992,467		1,106,968		265,981		527,089		1,258,448		1,634,057		1,258,448		1,634,057

Total	Ps	1,999,505	Ps	2,684,199	Ps	613,864	Ps	840,432	Ps	2,613,369	Ps	3,524,631	Ps	2,613,369	Ps	3,524,631

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
The maximum potential payments represent a “worse-case scenario’’, and do not necessarily reflect expected results. The Bank does not hold collaterals over the guarantees issued.
Under U.S. GAAP, effective January 1, 2003, the Bank adopted FASB interpretation No. 45 “Guarantor’s Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”. As of December 31, 2007 and 2008, the Bank recognized Ps 12,736, and Ps 10,895 as a liability for the fair value of the obligations assumed at its reception. Such liabilities are being amortized over the expected term of the guarantee.
s) Insurance contracts
Under U.S. GAAP reserves for individual and group Life insurance are computed on the basis of interest rates, mortality tables, including a margin for adverse deviations. For the year 2008 and 2007, reserve discount rate was 4.5%, based on the Bank’s own profitability experience.
Under Colombian GAAP, there are no reserves for adverse deviations.
t) Estimated Fair Value of Financial Instruments
Fair value of financial instruments
Effective January 1, 2008, the Bank adopted SFAS 157 — Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements. As a result of the adoption of SFAS 157, the Bank has made some amendments to the techniques applied in measuring the fair value in order to include considerations about own credit and counterparty risk.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The framework for measuring fair value under Colombian GAAP is substantially consistent with SFAS 157, except for considerations about own credit risk, counterparty risk and valuation of collaterals.
Fair-Value Hierarchy
SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Bank’s market assumptions. These two types of inputs have created the following fair-value hierarchy:
Level 1 — Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market.
Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain bonds issued by government or its entities, corporate debt securities and derivative contracts.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain retained residual interests in securitizations, asset-backed securities (ABS), highly structured or long term derivative contracts and certain collateralized debt obligations (CDO) where independent pricing information was not able to be obtained for a significant portion of the underlying assets.
The Bank considers relevant and observable market prices in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.
Determination of Fair Value
For assets and liabilities carried at fair value, the Bank measures such value using the procedures set out below. The Bank did not choose to measure financial instruments and certain other items at fair value based on the SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.
When available, the Bank generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is available, the Bank will make use of acceptable practical expedients (mid-market pricing or other pricing conventions) to calculate fair value.
Where available, the Bank may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to that being valued. The frequency and size of transactions and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations would be classified as Level 2.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
If quoted market prices are not available, fair value is based upon internally developed valuation techniques such as discounted cash flows, pricing models and similar methodologies that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, option volatilities, etc. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.
Fair-value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent price providers or non-bidding brokers. Price providers and non-bidding brokers’ valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models.
The estimated fair value based upon internally developed valuation techniques could vary if other valuation methods or assumptions were used. The bank believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date and the amount of gain or loss recorded for a particular instrument. Most of the valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities, where available.
Financial instruments that are classified as trading, or available-for-sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which an asset could be sold or a liability transferred in a current transaction between willing parties, other than in a forced or liquidation sale.
The following section describes the valuation methodologies used by the Bank, including an indication of the level in the fair-value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.
1. Fair value measurement on a recurring and non-recurring basis (SFAS 157)
Investment securities
a) Debt securities:
When available, the Bank uses quoted market prices to determine the fair value and such items are classified in Level 1 of the fair value hierarchy. For securities not traded or over the counter, the Bank generally determines fair value utilizing internal valuation and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and interest. The interest and foreign exchange curves are generally observable market data and reference yield and exchange curves derived from quoted interest and exchange rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. Fair-value estimates from internal valuation techniques are verified and tested by independent personnel.
Price providers compile prices from various sources and may apply matrix pricing for similar securities where no price is observable. If available, the Bank may also use quoted prices for recent trading activity of assets with similar characteristics to the security. These securities priced using such methods are generally classified as Level 2. However, when less liquidity exists for a security, a quoted price is stale or prices from independent sources vary, a security is generally classified as Level 3.
The Bank has credit linked notes issued by financial institution including embedded derivatives to credit risks relating to the Colombian Government. The Bank has elected to measure these credit linked notes at fair value through income statement based on SFAS 155. The Bank determines the fair value using the appropriate derivative valuation methodology (described below) given the nature of the embedded risk profile. Such instruments are classified in Level 3.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
b) Equity securities
When available, the Bank uses quoted market prices to determine the fair value and such items are classified in Level 1 of the fair value hierarchy and in trading category.
Derivatives
Derivatives entered into by the Bank are executed over the counter and so are valued using internal valuation techniques as no quoted market prices exist for such instruments. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. For over the counter derivatives those trades in liquid markets are valued using industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-base observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies. In addition, these estimates consider assumptions for our own credit risk and the respective counterparty credit risk.
The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying volatility, credit curves and correlation of such inputs. The item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Correlation and items with longer tenors are generally less observable.
When appropriate, valuations are adjusted for various factors such as liquidity, bid / offer spreads and credit considerations.
Credit Valuation Adjustment
Under Colombian GAAP, the measurement of the fair value of derivatives does not include the credit valuation adjustment “CVA”. Under US GAAP, beginning January 1, 2008 with the adoptions of FAS 157 the Bank is measuring the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap derivatives.
Counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is an active and own credit risk is incorporated when the position is a liability. The Bank attempts to mitigate credit risk to third parties which are international banks by entering into netting master agreements. When assessing the impact of credit exposure, only the net counterparty exposure is considered at risk; due to the offsetting of certain same-counterparty positions and the application of cash and other collateral. The Bank generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (“CDS”). The credit risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in Colombia. The Bank has recognised Ps 4,050 earning as an increase of the associated asset as a result of counterparty credit-risk.
A hundred basis points reduction in our own credit spreads when determining the fair value of the liabilities associated with derivative contracts, could result in an increase of the associated liability of approximately Ps 4,599. These sensitivity analyses do not represent management’s expectations of the changes in our own credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of those liabilities to changes in credit spreads.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
A hundred basis points increase in the counterparty credit spreads when determining the fair value of the assets associated with derivative contracts, could result in a reduction of the associated asset of approximately Ps 4,942. These sensitivity analyses do not represent management’s expectations of the changes in the counterparties credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of those liabilities to changes in credit spreads.
The process of determining credit risk spreads requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.
Impaired loans measured at fair value
The Bank, as a practical expedient, measured certain impaired loan based on the fair values of the collaterals. The fair values were determined using internal valuation techniques. These techniques include basically a matrix pricing using recent activities of collaterals with similar characteristics. The key inputs to the matrix depend upon the type of collateral and include property price index (per region, size, type etc.), physical conditions and expected selling costs. In certain cases, the Bank may also use experts to validate the prices obtained using the matrix.
Asset-backed securities
The Bank invests in asset-backed securities which the underlying assets correspond to mortgages issued by financial institutions. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated Debt Investment Portfolio (“TIPS”) and can be classified either as trading or available for sale. These asset-backed securities have different vintages and are generally classified as AA+ by credit ratings. The Bank does not expect significant changes in those ratings.
Fair values were estimated using discounted cash flow using models which the main key economic assumptions used are estimates of prepayment rates and resultant weighted average lives of the securitised mortgage portfolio, probability of default and interest rate curves. These items are classified as Level 3.
2. Fair value disclosures
FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments (“SFAS 107”) requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. The financial instruments below are not recorded at fair value on a recurring and nonrecurring basis:
Short-term financial instruments
Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach was used for cash and cash equivalents, accrued interest receivable, customers’ acceptances, accounts receivable, accounts payable, accrued interest payable and bank acceptances outstanding. These instruments would generally be classified as Level 1 or 2 if required.
Deposits
The fair value of Time Deposits was estimated based on the discounted value of cash flows using the appropriate discount rate for the applicable maturity. Fair value of deposits with undefined maturities represents the amount payable on demand as of the balance sheet date. These instruments would generally be classified as Level 2 if required.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Interbank borrowings and borrowings from development and other domestic banks
Short-term interbank borrowings and borrowings from domestic development banks have been valued at their carrying amounts because of their relatively short-term nature. Long-term and domestic development bank borrowings have also been valued at their carrying amount because they bear interest at variable rates. These instruments would generally be classified as Level 1 or 2 if required.
Long term debt
The fair value of long-term debt, which comprises bonds issued by Bancolombia and its subsidiaries, was estimated substantially based on quoted market prices. Certain bonds which are nonpublic trading, issued basically by Sufinanciamiento S.A., were determined based on the discounted value of cash flows using the rates currently offered for deposits of similar remaining maturities and its own creditworthiness. These instruments would generally be classified as Level 1 or 2 if required.
Items Measured at Fair Value on a Recurring Basis
The following table present for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008 based on the supplemental consolidated condensed balance sheets.

	Fair value measurements using
	Level 1		Level 2		Level 3		Gross inventory		Net balance
Assets
Trading account	Ps	1,098,091	Ps	1,437,272	Ps	79,391	Ps	2,614,754	Ps	2,614,754
Investment securities
Debt securities		891,755		1,215,553		967,517		3,074,825		3,074,825
Equity securities		16,082		4,552		—		20,634		20,634
Derivatives		—		303,680		4,518,725		4,822,405		4,822,405

Liabilities
Derivatives		—		(271,972)		(4,498,747)		(4,770,719)		(4,770,719)
	Ps	2,005,928	Ps	2,689,085	Ps	1,066,886	Ps	5,761,899	Ps	5,761,899

% total		34.81%		46.67%		18.52%

The Bank’s derivative instruments classified in level 3 grouped and presented net, amounts to Ps 19,978.
The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008.

	Trading account		Available for sale		Derivatives

Balance as of January 1, 2008	Ps	112,541	Ps	626,356	Ps	208,874

Total gain or losses (realised / unrealised):
Included in earnings		12,987		70,979		5,298
Included in other comprehensive income				(1,013)
Purchase, issuance and settlements		(46,137)		271,195		(192,833)
Transfer in to/(out) of Level 3						(1,361)
Balance as of December 31, 2008	Ps	79,391	Ps	967,517	Ps	19,978

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The following table present for each of the fair-value hierarchy levels the bank’s assets and liabilities that are measured at fair value on a nonrecurring basis at December 31, 2008 based on the supplemental consolidated condensed balance sheets.

		Fair value measurements using			Total gain
	Year end 31/12/2008	Level 1	Level 2	Level 3	(losses)

Collateralized loans				200,730	(79,054)
SFAS 107 Disclosures
The table below presents the disclosures required by SFAS 107 to all assets and liabilities based on the supplemental consolidated condensed balance sheets:

	December 31, 2007				December 31, 2008
	Colombian				Colombian
	GAAP		Estimated		GAAP		Estimated
	Amount		Fair Value		Amount		Fair Value
Financial assets
Cash and due from banks	Ps	5,228,387	Ps	5,228,387	Ps	5,619,575	Ps	5,619,575
Investment securities, net		5,774,251		4,562,689		7,278,276		7,203,517
Loans and accrued interest receivable on loans, net		36,644,033		38,954,179		43,013,868		41,499,564
Customers’ acceptances		55,208		55,208		56,935		56,935
Derivatives, net (1)		140,797		139,015		215,523		51,686

Financial liabilities:
Deposits	Ps	34,558,995	Ps	34,654,832	Ps	18,652,738	Ps	18,872,980
Overnight funds		2,020,366		2,020,366		2,573,591		2,573,591
Bank acceptances outstanding		55,208		55,208		56,935		56,935
Interbank borrowings		1,525,894		1,525,894		2,100,428		2,100,428
Borrowings from development and other domestic banks		3,371,003		3,371,003		3,905,021		3,905,021
Long term debt		2,866,462		3,675,395		3,675,613		3,665,997

(1)
Under Colombian GAAP, the Bank’s derivative instruments are grouped and presented net. For U.S. GAAP purposes, the amount presented includes derivative assets for Ps 4,822,405 and Ps 282,953, derivative liabilities Ps. (4,770,719) and (143,398) for years ended in 2008 and 2007, respectively.

u) Paid-in capital
In accordance with Colombian GAAP, paid-in capital in excess of par value of shares issued is credited to a legal reserve. Under U.S. GAAP, capital in excess of par value is credited to paid-in capital.
v) Equity tax
Pursuant the Law 1111 of 2006, for the years 2007 through 2010, companies and individuals, who the January 1, 2007 hereinafter possess liquidity equity over Ps 3,000, are subject to equity tax.
Under Colombian GAAP, equity tax is allowed to be recorded as a decrease of Appropriated retained earnings.
Under U.S. GAAP, equity tax is recorded directly on statements of operations.
w) Earnings per share
Under Colombian GAAP, earnings per share (“EPS”) are computed by dividing net income by the weighted average number of both common and preference shares outstanding for each period presented.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as well as a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2006, 2007 and 2008, the Bank had a simple capital structure. Therefore, there was no difference between basic or diluted EPS for these years.
The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2006, 2007 and 2008 (in millions of pesos, except per share data):

	2006		2007		2008

U.S. GAAP consolidated net income	Ps	941,183	Ps	1,015,644	Ps	849,920
Less preferred share dividends		116,041		157,974		173,548

Income attributable to common stockholders		825,142		857,670		676,372

Income from continuing operations attributable to common shareholders		872,885		913,057		599,135

Income (loss) from operations and disposal of discontinued operations		(47,743)		(55,387)		77,236

Income attributable to common shareholders		825,142		857,670		676,372

Weighted average number of common shares outstanding used in basic EPS calculation (in millions)		510		510		510
Basic and Diluted earnings per share (U.S. GAAP):
Income from continuing operations		1,712.53		1,791.35		1,174.77
Income (loss) from operations and disposal of discontinued operations		(93.66)		(108.67)		151.44

Income attributable to common shareholders	Ps	1,618.87	Ps	1,682.68	Ps	1,326.21

x) Segments Disclosure
Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the finance vice president (the chief operating decision maker) in deciding how to allocate resources and assessing performance.
The Bank has strategically organized its operations into six major business segments based on its market segmentation, customer’s needs and trading partners. Additionally, the Bank manages and measures the performance of its operations through these business segments using an internal profitability reporting system.
The Bank does not have any individual external customer which represents 10% or more of the enterprise’s revenues.
For this Annual Report, the Bank performed a review of its business segments and has changed the presentation of segment information. According to The Chief Operating Decision Maker, the major changes correspond to the aggregation of construction banking, corporate headquarters, brokerage and manufacturing segments into a category called “All other Segments”. The information for 2007 and 2006 has been restated to reflect these changes.
Banagrícola and its subsidiaries were allocated to each segment based on market segmentation, customer’s meeds and trading partners. The segments retail banking, commercial banking and off-shore commercial banking include most of the operations of Banagrícola and its subsidiaries.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The following presents information on reported operating segment profit or loss, and segment assets:

	2006(2)
			Corporate
	Retail and Small		and				Offshore
	Business		Governmental				Commercial				All other
	Banking		Banking		Treasury		Banking		Leasing		Segments		Total

Revenues from external customers	Ps	547,311	Ps	169,871		—	Ps	130	Ps	38,515	Ps	222,699	Ps	978,526
Revenues (expenses) from transactions with other operating segments of the Bank		—		60,861		—		12,493		12,691		73,058		159,103
Interest income		1,201,392		864,665		343,496		495,222		437,977		274,651		3,617,403
Interest expense		265,393		339,072		246,058		123,286		254,752		123,645		1,352,206
Net interest revenue		935,999		525,593		97,438		371,936		183,225		151,006		2,265,197
Depreciation and amortization expense		26,888		29,804		8,956		988		10,237		57,044		133,917
Provision for loan losses		130,613		(50,742)		(30,134)		13,316		51,741		87,978		202,772
Administrative and other expense		1,029,375		286,855		65,064		9,099		68,689		280,414		1,739,496
Income tax expense or benefit		33,707		36,694		6,629		—		36,475		61,373		174,878
Other income or expense, net		(568)		(116,209)		—		(223,056)		12,138		84,564		(243,131)
Segment profit before distribution of income (expense) for treasury funds		262,159		337,505		46,923		138,100		79,427		44,518		908,632
Distribution of income (expense) for treasury funds (1)		77,399		(40,964)		(8,089)		—		—		(28,346)		—

Segment profit	Ps	339,558	Ps	296,541	Ps	38,834	Ps	138,100	Ps	79,427	Ps	16,172	Ps	908,632

Segments assets	Ps	10,142,901	Ps	10,858,235	Ps	3,090,780	Ps	4,216,594	Ps	4,528,718	Ps	5,418,802	Ps	38,256,030

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)

	2007(2) (3)
			Corporate
	Retail and Small		and				Offshore
	Business		Governmental				Commercial				All other
	Banking		Banking		Treasury		Banking		Leasing		Segments		Total
Revenues from external customers	Ps	801,924	Ps	179,491	Ps	(2,302)	Ps	11,858	Ps	84,086	Ps	261,692	Ps	1,336,749
Revenues (expenses) from transactions with other operating segments of the Bank		(10,844)		25,309		10,655		148,783		1,345		317,738		492,986
Interest income		2,019,666		1,385,482		507,934		299,067		624,606		424,687		5,261,442
Interest expense		501,024		449,711		552,969		205,806		392,740		42,497		2,144,747
Net interest revenue		1,518,642		935,771		(45,035)		93,261		231,866		382,190		3,116,695
Depreciation and amortization expense		52,538		41,949		10,083		20,819		24,369		85,421		235,179
Provision for loan losses		421,576		187,766		(14,634)		19,271		108,538		26,111		748,628
Administrative and other expense		1,351,951		313,805		35,186		10,786		77,778		309,496		2,099,002
Income tax expense or benefit		109,999		89,947		52,370		—		35,990		73,577		361,883
Other income or expense, net		43,610		14,313		21		18,067		61,258		(59,098)		78,171
Segment profit before distribution of income (expense) for treasury funds		417,268		521,417		(119,666)		221,093		131,880		407,917		1,579,909
Distribution of income (expense) for treasury funds (1)		(102,762)		(188,467)		362,750		—		—		(71,521)		—

Segment profit	Ps	314,506	Ps	332,950	Ps	243,084	Ps	221,093	Ps	131,880	Ps	336,396	Ps	1,579,909

Segment assets	Ps	18,453,289	Ps	16,412,411	Ps	3,806,189	Ps	6,847,345	Ps	5,898,303	Ps	7,745,272	Ps	59,162,809

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)

	2008(2)
			Corporate
	Retail and Small		and				Offshore
	Business		Governmental				Commercial				All other
	Banking		Banking		Treasury		Banking		Leasing		Segments		Total
Revenues from external customers	Ps	913,333	Ps	206,529	Ps	14,244	Ps	5,303	Ps	245,739	Ps	318,071	Ps	1,703,219
Revenues (expenses) from transactions with other operating segments of the Bank		(11,117)		57,992		(5,175)		38,642		8,427		167,611		256,380
Interest income		2,730,204		1,839,523		602,931		260,652		848,623		1,024,001		7,305,934
Interest expense		602,384		674,548		779,047		214,825		561,778		119,748		2,952,330
Net interest revenue		2,127,820		1,164,975		(176,116)		45,827		286,845		904,253		4,353,604
Depreciation and amortization expense		51,882		43,625		8,565		57,415		99,022		52,134		312,643
Provision for loan losses		802,255		330,148		(11,261)		16,001		143,234		38,352		1,318,729
Administrative and other expense		1,595,323		370,408		67,334		12,035		157,656		369,750		2,572,506
Income tax expense or benefit		125,978		118,522		74,679		—		35,553		118,561		473,293
Other income or expense, net		67,372		27,171		(123)		19,464		54,975		(257,868)		(89,009)
Segment profit before distribution of income (expense) for treasury funds		521,970		593,964		(306,487)		23,785		160,521		553,270		1,547,023
Distribution of income (expense) for treasury funds (1)		(140,439)		(227,935)		532,594		—		—		(164,220)		—

Segment profit	Ps	381,531	Ps	366,029	Ps	226,107	Ps	23,785	Ps	160,521	Ps	389,050	Ps	1,547,023

Segment assets	Ps	20,533,592	Ps	20,968,208	Ps	3,285,957	Ps	7,508,606	Ps	7,131,928	Ps	10,674,799	Ps	70,103,090

(1)	These costs are calculated based on the funds that segments use or provide. Those do not have an impact in the final result.

(2)
The methodology used for segment disclosure was changed for purposes of comparability. The segments Retail and Small Business Banking were combined in a single segment. The segments Corporate Banking and Governmental Banking were also combined in a single segment.

(3)
The segment disclosure was modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans. No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that period, and accordingly, would not be material for comparative purposes.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The following is a reconciliation of reportable segment’s revenues, profit or loss and assets, to the Banks’ consolidated totals:

	2006		2007(4)		2008

Revenues
Revenues for reportable segments (1)	Ps	4,755,032	Ps	7,091,177	Ps	9,265,533
Non-operating income (2)		(372,237)		(161,201)		(596,387)
Elimination of intersegment revenues		(159,103)		(492,986)		(256,380)

Total revenues for reportable segments (3)	Ps	4,223,692	Ps	6,436,990	Ps	8,412,766

Profit or Loss
Segment Profit	Ps	908,632	Ps	1,579,909	Ps	1,547,023
Elimination of inter-segment profits		(159,103)		(492,986)		(256,380)

Net income	Ps	749,529	Ps	1,086,923	Ps	1,290,643

Assets
Segments Assets	Ps	38,256,030	Ps	59,162,809	Ps	70,103,090
Elimination of inter-segment assets		(3,767,334)		(7,011,160)		(8,320,011)

Consolidated total	Ps	34,488,696	Ps	52,151,649	Ps	61,783,079

(1)	Total revenues for reportable segments includes Revenues from external customers, revenues and expenses from transactions with other operating segments of the same enterprise and interest income.

(2)	Non-operating income represents other income classified as revenue for segment reporting purposes.

(3)	Total revenues for reportable segments include interest, fees, other services and other operating income.

(4)
The segment disclosure for the year ended 2007 was modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans. No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that period, and accordingly, would not be material for comparative purposes.

The following summarizes the Bank’s revenues and long-lived assets attributable to Colombia and other foreign countries:

	As of December 31,
	2007(2)				2008
			Long				Long
Geographic Information	Revenues		Term - Assets(1)		Revenues		Term - Assets(1)
Colombia	Ps	5,540,069	Ps	1,202,108	Ps	7,558,997	Ps	1,718,190
Panama and Cayman Islands		515,749		10,242		260,282		10,476
Puerto Rico		51,765		164		39,191		238
Perú		357		6,706		8,319		22,453
El Salvador		774,026		143,658		759,587		148,422
USA		48,010		115		42,770		199

Total		6,929,976		1,362,993		8,669,146		1,899,978
Eliminations of intersegment operations		(492,986)		11		(256,380)		2,674

Total, net	Ps	6,436,990	Ps	1,363,004	Ps	8,412,766	Ps	1,902,652

(1)	Included foreclosed assets, net, and property, plant and equipment, net.

(2)
The segment disclosure for the year ended 2007 was modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans. No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that period, and accordingly, would not be material for comparative purposes.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
The segments reported embrace the following activities:
Corporate and governmental Banking: This segment provides commercial banking products and services to local and international companies, from both the public and private sectors with annual sales of more than Ps15,000 million. They lead their own respective markets, which makes them highly sophisticated in terms of processes, operations and projects. The Chief Operating Decision Maker defined Corporate and Governmental banking as operating segment.
Retail and small business banking: The Bank’s Retail Banking segment provides a wide range of financial products and services to individuals and SMEs. (firms that are not part of the Corporate and governmental segment) in Colombia and El Salvador. Bancolombia’s Personal and SME Banking Division attends a wide range of clients with different needs, goals and lifestyles. The Chief Operating Decision Maker defined Retail and Small business banking as operating segment.
Treasury: This segment is responsible for the management of the Bank’s proprietary trading activities, liquidity, and distribution of products and services to its client base in Colombia. In addition, Bancolombia’s Economic Research Department makes part of this division. Aditional information on Bancolombia’s treasury products can be found in section “Item 4. Information on the Company — B.5 Products and services”.
Offshore Commercial Banking: This segment summarizes the operations of the following Bancolombia subsidiaries: Bancolombia Panama S.A., Bancolombia Cayman, Bancolombia Puerto Rico Internacional Inc. and Banco Agrícola (Panama) S.A. provide a complete line of offshore banking services to Colombian and Salvadorian customers, including loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments, and PC Banking. Through these Subsidiaries, the Bank also offers investment opportunities in U.S. Dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.
Leasing: This segment summarizes the operations of the following Bancolombia subsidiaries offer financial and operational leases: Leasing Bancolombia S.A., Renting Colombia S.A., Renting Perú S.A., Tempo Rent a Car, Capital Investment Safi S.A, Suleasing Internacional Inc, and Arrendadora Financiera S.A.
With our cross border or international leasing operations we provide financial leasing services from abroad offering very special features to our clients in Colombia as well as in Central America, Mexico and Brazil.
All other segments: This segment summarizes the following operations:
Investment Banking. Banca de Inversión Bancolombia specializes in providing investment banking services to corporate customers in areas such as mergers and acquisitions, project finance, issuances of debt and equity securities and syndicated loan transactions.
Brokerage and Asset Management. Valores Bancolombia, Suvalor Panama and Bursabac provide brokerage and asset management services. It provides its customers with domestic and international investment alternatives.
Trust, Pension Fund and Insurance. The Bank offers, through its subsidiaries Fiduciaria Bancolombia S.A., Fiduciara GBC S.A, funds designed to provide customers with the opportunity to diversify their investments.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Through its branch network, Bancolombia and Banco Agrícola offer various insurance products (Bancassurance). On the other hand, Asesuisa and Asesuisa Vida offer insurance products for individuals and corporations, covering a wide range of risks and exposures in El Salvador.
AFP Crecer S.A. is a pension fund manager that manages both voluntary and mandatory contributions through individual savings accounts for the elderly, common disability and surviving pensions, as established under the SAP. The SAP and other regulations issued by the Superintendency of Pensions of El Salvador regulate the products and services that AFP Crecer S.A. provides.
In addition, the operations of the following subsidiaries are part of the other segment: Sistema de Inversiones y negocios S.A., Sinesa Holding Company Limited, Future Net, Inmobiliaria Bancolombia, Valores Simesa, Todo1 Colombia, Inversiones CFNS, Tempo LTDA, Inversiones IVL, Banagricola (The holding), Inversions Financieras Bancoagricola S.A. and Transportes Empresariales de Occidente Ltda.
y) Restatement of US GAAP Condensed Financial Information
On June 29, 2009, the Bank filed an amendment on Form 20-F/A to its annual report on Form 20-F for the year ended December 31, 2007, filed with the SEC on July 8, 2008 to reflect the restatements described below. For the years ended 2006 and 2007, the Bank reviewed certain of its service agreements with vehicles used to securitize the Bank’s performing loans and reconsidered the analysis under SFAS 140 and concluded that such vehicles did not meet the definition of a qualified special-purpose entity under SFAS 140. Consequently, the Bank restated the Supplemental Consolidated Condensed Balance Sheets, Supplemental Consolidated Condensed Statements of Operations and the Supplemental Consolidated Condensed Statements of Cash Flows in order to consolidate the vehicles in which the Bank is the primary beneficiary under FIN 46R — Consolidation of Variable Interest Entities (Revised). In addition, the Bank restated the Supplemental Consolidated Condensed Statements of Cash Flows to correct errors related to (i) for the fiscal years ended on December 31, 2005, 2006 and 2007, the inappropriate classification of the changes in the loan portfolio as operating activities rather than investing activities, (ii) for the years ended December 31, 2005 and 2007, clerical errors in the elimination and reclassification of cash flows related to the different accounting treatment for business combinations under Colombian GAAP and U.S. GAAP, (iii) for the fiscal years ended on December 31, 2006 and 2007, the presentation of the effects of exchange rate changes on cash and cash equivalents. In addition, as noted above, the restatement relating to the treatment of vehicles used to securitize the Bank’s performing loans also affected the Supplemental Consolidated Condensed Statements of Cash Flows for the years ended December 31, 2006 and 2007.
z) Recent U.S. GAAP Pronouncements
In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, “Accounting for Transfers of Financial Assets (an amendment of FAS 140)” (SFAS 166). SFAS 166 amends the guidance on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. Calendar year-end companies will have to apply SFAS 166 to new transfers of financial assets occurring from January 1, 2010. The Bank is currently analyzing the effect that SFAS No.166 will have on its U.S.GAAP disclosures and financial information.
In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167). SFAS 167 represents a significant change to the previous accounting rules. The standard include: (1) Eliminates the scope exception for qualifying special-purpose entities, (2) eliminates the quantitative model for determining which party should consolidate and replaces it with a qualitative model focusing on decision-making for an entity’s significant economic activities, (3) requires a company to continually reassess whether it should consolidate an entity subject to FIN 46(R), (4) requires an assessment of whether an entity is subject to the standard due to a troubled debt restructuring, and (5) requires extensive new disclosures. SFAS 167 is effective for the Bank’s first reporting period beginning after November 15, 2009. The Bank is currently analyzing the effect that SFAS No.167 will have on its U.S.GAAP disclosures and financial information.
In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (SFAS No.165). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009 and shall be applied prospectively. The Bank is currently analyzing the effect that SFAS No.165 will have on its U.S.GAAP disclosures and financial information.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
In April 2009, the FASB issued FASB Staff Position (FSP) No. 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. FSP 141R-1 addresses application issues regarding initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Bank will apply FSP 141R-1 for acquisitions consummated on or after January 1, 2009.
In April 2009, the FASB issued FSP No. FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for the financial statements for interim and annual periods ending after June 15, 2009. The Bank is currently analyzing the effect that FSP FAS 157-4 will have on its U.S.GAAP disclosures and financial information.
In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 amend the other-than-temporary impairment guidance for investments in debt securities to make the guidance more operational and also to improve the presentation and disclosure of other-than-temporary impairments on both debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 and FAS 124-2 are effective for the Bank’s financial statements for the year ending December 31, 2009. The Bank is currently analyzing the effect that FSP FAS 115-2 and FAS 124-2 will have on its U.S.GAAP disclosures and financial information.
In February 2009, the FASB issued SFAS No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”. This FSP amends SFAS 157 to exclude FASB Statement No. 13, “Accounting for Leases” (“SFAS 13”), and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. This FSP is effective upon the initial adoption of SFAS 157. The adoption of SFAS 157-1 did not have a material impact on the consolidated statements of income and consolidated balance sheets.
In December 2008, the FASB issued FSP No. FAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is effective for the financial statements for the year ending December 15, 2009. Management is currently evaluating the impact the FSP FAS 132(R)-1 would have on the Bank’s financial statement and U.S.GAAP disclosures.
In December 2008, the FASB issued FSP No. SFAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP SFAS 140-4 and FIN 46(R)-8”). FSP SFAS 140-4 and FIN 46(R)-8 amends Statement of Financial Accounting Standards (SFAS) No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125” (SFAS 140) to require public entities to provide additional disclosures about transferors’ continuing involvements with transferred financial assets. It also amends FASB Interpretation (FIN) No. 46 (revised December 2003) “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (FIN 46R) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. The expanded disclosure requirements for FSP FAS 140-4 and FIN 46(R)-8 are effective for the Bank’s financial statements for the year ending December 31, 2008. The adoption of FSP FAS 140-4 and FIN 46(R)-8 did not impact the Bank’s financial condition and results of operations.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies how SFAS No. 157 “Fair Value Measurements” (“SFAS 157”) should be applied when valuing securities in markets that are not active. The results of adoption of FSP 157-3, effective September 30, 2008, were included in Note 31 (t) — Estimated Fair Value of Financial Instruments.
In September 2008, the FASB issued FSP No. 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP 133-1”). FSP 133-1 requires expanded disclosures about credit derivatives and guarantees. The expanded disclosure requirements for FSP 133-1 were effective for the Bank’s financial statements for the year ending December 31, 2008 and are included in Note 31 (i) — Investment securities and derivatives and in Note 31 (r) — Guarantees. The adoption of FSP 133-1 did not impact the Bank’s financial condition and results of operations.
In May 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The adoption of SFAS 162 did not have a material impact on the consolidated statements of income and consolidated balance sheets.
In April 2008, the FASB issued FSP No. SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. (“FSP SFAS 142-3”) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years; early adoption is prohibited. The Bank is currently analyzing the effect that FSP SFAS 142-3 will have on its U.S.GAAP disclosures and financial information, for acquisitions consummated on or after January 1, 2009.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) which requires expanded qualitative, quantitative and credit-risk disclosures about derivatives and hedging activities and their effects on the Bank’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Bank is currently analyzing the effect that SFAS 161 will have on its U.S.GAAP disclosures and financial information.
In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP 140-3”). FSP 140-3 requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS 140, unless certain criteria are met. FSP 140-3 is effective financial statements issued for fiscal years beginning after November 15, 2008 (for the Bank’s financial statements for the year beginning on January 1, 2009). The Bank is currently analyzing the effect that FSP No. FAS 140-3 will have on its U.S.GAAP disclosures and financial information.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
In December 2007, the FASB issued Statement No. 141 R (“SFAS 141 R”) “Business Combination” — Revised 2007 -.SFAS 141 R replaces FASB Statement No. 141, “Business Combinations”. SFAS 141 R retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. It requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. SFAS 141 R also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with this Statement). This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Bank is currently analyzing the effect that SFAS 141 R will have on its U.S.GAAP disclosures and financial information.
In December 2007, the FASB issued Statement No. 160 (“SFAS 160”) “Non-controlling Interests in Consolidated Financial Statements —an amendment of ARB No. 51” ,which amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement also changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation and treats all of those transactions as equity transactions if the parent retains its controlling financial interest in the subsidiary. A parent recognizes a gain or loss in net income when a subsidiary is deconsolidated. A parent deconsolidates a subsidiary as of the date the parent ceases to have a controlling financial interest in the subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends) and earlier adoption is prohibited. The Bank is currently analyzing the effect that SFAS 160 will have on the Bank’s U.S.GAAP disclosures and financial information.
In November 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 109 “Written loan commitments recorded at fair value through earnings” (“SAB 109”). SAB 109 clarifies that consistent with the guidance in SFAS 156 “Accounting for servicing of Financial Assets” and SFAS 159 “The Fair Value Option for Financial Assets and Liabilities”, the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that accounted for at fair value through earnings. SAB 109 is effective from January 1, 2008. The adoption of SAB 109 did not impact the Bank’s financial condition and results of operations.
In February 2007, the FASB issued Statement No. 159 (“SFAS 159”) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings as these changes occur. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Bank did not elect to measure to measure eligible items at fair value under SFAS 159 and therefore it did not impact the Bank’s financial condition and results of operations.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)
Recent Colombian GAAP Pronouncements:
On June 03, 2009, at its last session, bill 203/2008 (initially bill 165/2007, approved by the same commission but in the House of Representative of Colombian Congress) was duly approved, by means of which the accounting, reporting and information assurance principles and standards that are generally accepted in Colombia were regulated, indicating the competent authorities, the procedure by which said principles and standards are to be issued and determining the corresponding oversight authorities. This bill, which is about to be passed, brings the currently generally accepted accounting principles in Colombia in line with International Financial Reporting Standards.
In June 2008, the Colombian Superintendency of Finance published External Circular No. 025 titled “Subrogation of instructions regarding derivatives and structured products as contained in Chapter 18 of the Basic Accounting and Financial Circular as well as the issuance of the transition regime applying to said instruments and products”, for the purpose of adjusting its rules and regulations as well as issuing instructions as a result of the integral reform made to the rules and regulations governing operations carried out with derivatives and structured products, as promulgated by the National Government by means of Decrees 1796, 1797 and 1121 of 2008. That contained in the External Circular No. 025 is used on a prospective basis for purpose of appraising the value of derivatives and structured products occurring or traded as of July 23, 2008 and all the other rules and regulations therein contained that shall come into full force and effect as of July 1, 2008. The stipulations contained in External Circular 025 affect the appraisal of derivatives and structured products on the Bank’s financial statements for the year ending December 31, 2008, and are included in Note 31 (t) — Estimated Fair Value of Financial Instruments.

EXHIBIT INDEX
The following exhibits are filed as part of this Annual Report.

1.(1)	English Translation of Corporate by-laws (estatutos sociales) of the registrant, as amended on March 01, 2007.

2 (3)	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended on January 14, 2008.

4.1.	English Summary of the Stock Purchase Agreement entered into between Bancolombia S.A., the other shareholders named therein and Stratton Span S.L. on June 6, 2008.

7	Selected Ratios’ Calculation.

8.1	List of Subsidiaries.

11(2)	English translation of the Ethics Code of the registrant, as amended on June 23, 2008.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

15.(a)(2)	English Translation of Corporate Governance Code (Código the Buen Gobierno) of the registrant, as amended on June 23, 2008.

(1)	Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2006 filed on May 10, 2007.

(2)	Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2007 filed on July 8, 2008.

(3)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.