Form 20-F/A
period 2007-12-31
BANCOLOMBIA SA
filed 2009-07-23
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

AMENDMENT NO 2
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
Yes ☐     No ☐

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (this “Amendment No. 2”) amends the Bank’s annual report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2008 (the “original filing”). The Bank is filing this Amendment No. 2 to include under Item 18 the report relating to the financial statements of Banagrícola S.A. and its subsidiaries as of December 31, 2007 audited by PriceWaterhouseCoopers, S.A. The report of PriceWaterhouseCoopers, S.A. was included in the original filing but was inadvertently omitted from the Amendment No.1 on Form 20-F/A that was filed on June 29, 2009 (“Amendment No.1”).

Additionally, the Bank amends Item 19 of the original filing by including as exhibit 15.1 the consent by PriceWaterhouseCoopers, S.A. to the incorporation by reference of their report to the registration statement in Form F-3 No. 333-142898 and by adding updated CEO and CFO certifications as exhibits 12.1, 12.2, 13.1 and 13.2.

The revisions mentioned above appear on the following pages or exhibits:
ITEM 18. FINANCIAL STATEMENTS

Page F-4 (Report of independent registered public accounting firm);

2

ITEM 19. EXHIBITS
The following exhibits are filed as part of this Annual Report.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 23, 2009.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 23, 2009.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 23, 2009.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 23, 2009.
15.1	Consent of PriceWaterhouseCoopers, S.A.
Except for the certifications, this Amendment No. 2 speaks as of the filing date of the original filing. Other than as set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate any other information or disclosure included in the original filing or reflect any events that have occurred after the filing date of the original filing. This amendment should be read in conjunction with the Bank’s filings made with the SEC subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment. This amendment retains the page numbering of the original filing for ease of reference.

3

PART III
FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
Reference is made to pages F — 1 through F — 149.
ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report.

1. (2)	English Translation of Corporate by-laws (estatutos sociales) of the registrant, as amended on March 01, 2007.
2. (1)	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended.
4.1 (2)	Master Stock Purchase Agreement among Bancolombia (Panama) S.A. and the Majority Shareholders of Banagrícola S.A. and first amendment.
4.2 (2)	Byssa Stock Purchase Agreement among Bancolombia (Panama) S.A. and the Majority Shareholders Bienes y Servicios S.A.
4.3 (2)	English Summary of the Stock Sale Agreement among Bancolombia S.A. and Portal de Inversiones S.A.
7. (3)	Selected Ratios’ Calculation.
8.1 (3)	List of Subsidiaries.
11. (3)	English translation of the Ethics Code of the registrant, as amended on June 23, 2008.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 23, 2009.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 23, 2009.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 23, 2009.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 23, 2009.
15(a) (3)	English Translation of Corporate Governance Code (Código de Buen Gobierno) of the registrant, as amended on June 23, 2008.
15.1	Consent of PriceWaterhouseCoopers, S.A.

(1) Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

(2) Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2006 filed on May 10, 2007.

(3) Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2007 filed on July 8, 2008.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Dated: July 23, 2009

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
Exhibit 15.1

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
/s/ Deloitte & Touche Ltda.
Medellin, Colombia
July 7, 2008 (June 25, 2009 as to the effects of the restatements discussed in Note 32)

PRICEWATERHOUSECOOPERS

Ave Samuel Lewis y

Calle 55 E

Apartado 0819-05710

El Dorado Panamá R. P.

Teléfono (507) 206-9200

Fax (507) 264-5527

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banagrícola, S.A.

We have audited the accompanying consolidated balance sheets of Banagrícola, S.A. and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banagrícola, S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting standards prescribed by the Superintendence of Financial System of El Salvador as described in Note 2.

As described in Note 2, the accompanying consolidated financial statements have been prepared in conformity with accounting standards for controlling entities issued by the Superintendence of Financial Systems of El Salvador, which is a comprehensive basis of accounting other than International Financial Reporting Standards.

/s/ PriceWaterhouseCoopers

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of pesos and thousands of U.S. dollars)
The impact on the consolidated statements of cash flows is:
Supplemental Consolidated Condensed Statements of Cash Flows

	2005				2006				2007
	Previously				Previously				Previously
	reported		Restated		reported		Restated		reported		Restated

Net income	Ps	891,121	Ps	891,121	Ps	941,183	Ps	941,183	Ps	1,015,644	Ps	1,015,644
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		(5,215,860)		(3,059,351)		(9,485,717)		2,811,272		(13,723,203)		2,058,680

Net cash (used in) provided by operating activities		(4,324,739)		(2,168,230)		(8,544,534)		3,752,455		(12,707,559)		3,074,324
Net cash (used in) provided by investing activities		(6,133,179)		474,247		5,411,530		(7,121,607)		460,615		(9,139,513)
Net cash provided by financing activities		10,938,580		2,174,645		3,413,102		3,677,955		15,476,602		9,566,743

Increase in cash and cash equivalents	Ps	480,662	Ps	480,662	Ps	280,098	Ps	308,803	Ps	3,229,658	Ps	3,501,554

Effect of exchange rate changes on cash and cash equivalents		—		—		—		2,067		—		(257,357)

Cash and cash equivalents at beginning of year		1,249,360		1,249,360		1,730,022		1,730,022		2,010,120		2,040,892

Cash and cash equivalents at end of year	Ps	1,730,022	Ps	1,730,022	Ps	2,010,120	Ps	2,040,892	Ps	5,239,778	Ps	5,285,089

EXHIBIT INDEX

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 23, 2009.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 23, 2009.

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 23, 2009.

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 23, 2009.

15.1	Consent of PriceWaterhouseCoopers, S.A.