Form 20-F/A
period 2008-12-31
BANCOLOMBIA SA
filed 2009-07-24
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A
AMENDMENT NO. 1
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
Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) amends the Bank’s annual report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2009 (the “original filing”). The Bank is filing this Amendment No. 1 to include under Item 18 the report relating to the financial statements of Banagrícola S.A. and its subsidiaries as of December 31, 2007 audited by PriceWaterhouseCoopers, S.A. The report by PriceWaterhouseCoopers, S.A. was included in the annual report on Form 20-F for the year ended December 31, 2007 but was inadvertently omitted from the original filing.

Additionally, the Bank amends Item 19 of the original filing by including as exhibits 15.1, 15.2 and 15.3 consents by independent registered public accounting firms to the incorporation by reference of their reports to the registration statement in Form F-3 No. 333-142898, and by adding updated CEO and CFO certifications as exhibits 12.1, 12.2, 13.1 and 13.2.

The revisions mentioned above appear on the following pages or exhibits:

ITEM 18. FINANCIAL STATEMENTS

Page F-5 (Report of independent registered public accounting firm)

ITEM 19. EXHIBITS

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 24, 2009.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 24, 2009.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 24, 2009.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 24, 2009.
15.1	Consent of PriceWaterhouseCoopers Ltda.
15.2	Consent of Deloitte & Touche Ltda.
15.3	Consent of PriceWaterhouseCoopers, S.A.

Except for the certifications, this Amendment No. 1 speaks as of the filing date of the original filing. Other than set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the original filing or reflect any events that have occurred after the filing date of the original filing. This amendment should be read in conjunction with the Bank’s filings made with the SEC subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment. This amendment retains the page numbering of the original filing for ease of reference.

PART III

FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F- 1 through F — 120.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report.

1 (2)	English Translation of Corporate by-laws (estatutos sociales) of the registrant, as amended on March 01, 2007.
2 (1)	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended on January 14, 2008.
4.1.(4)	English Summary of the Stock Purchase Agreement entered into between Bancolombia S.A., the other shareholders named therein and Stratton Spain S.L. on June 6, 2008.
7.(4)	Selected Ratios’ Calculation
8.1(4)	List of Subsidiaries
11.(3)	English translation of the Ethics Code of the registrant, as amended on June 23, 2008.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 24, 2009.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 24, 2009.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 24, 2009.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 24, 2009.
15.(a)(3)	English Translation of Corporate Governance Code (Código de Buen Gobierno) of the registrant, as amended on June 23, 2008.
15.1	Consent of PriceWaterhouseCoopers Ltda.
15.2	Consent of Deloitte & Touche Ltda.
15.3	Consent of PriceWaterhouseCoopers, S.A.

(1) Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

(2) Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2006 filed on May 10, 2007.

(3) Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2007 filed on July 8, 2008.

(4) Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on June 30, 2009.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: July 24, 2009

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

EXHIBIT INDEX

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 24, 2009.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 24, 2009.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 24, 2009.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 24, 2009.
15.1	Consent of PriceWaterhouseCoopers Ltda.
15.2	Consent of Deloitte & Touche Ltda.
15.3	Consent of PriceWaterhouseCoopers, S.A.