Form 20-F
period 2009-12-31
BANCOLOMBIA SA
filed 2010-06-11
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to__________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report___________

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
Securities registered or to be registeredpursuant to Section 12(b) of the Act.
Title of each Class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Preferred Shares	New York Stock Exchange*

*
Bancolombia’s preferred shares are not listed for trading directly, but only in connection with its American Depositary Shares, which are evidenced by American Depositary Receipts, each representing four preferred shares.

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
Yes  ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
 Section 13 of 15(d) of the Securities Exchange Act of 1934
Yes ☐ No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒  Accelerated filer  ☐ Non-accelerated filer ☐   Smaller reporting company
                                            (Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18   ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐          No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐ No ☐

TABLE OF CONTENTS

CERTAIN DEFINED TERMS		i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		iii

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION		iv

PART I		1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1
A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	7
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	7
D.	RISK FACTORS	7

ITEM 4.	INFORMATION ON THE COMPANY	17
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	17
B.	BUSINESS OVERVIEW	20
C.	ORGANIZATIONAL STRUCTURE	38
D.	PROPERTY, PLANT AND EQUIPMENT	40
E.	SELECTED STATISTICAL INFORMATION	40

ITEM 4A.	UNRESOLVED STAFF COMMENTS	66

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	66
A.	OPERATING RESULTS	66
B.	LIQUIDITY AND CAPITAL RESOURCES	80
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	84
D.	TREND INFORMATION	84
E.	OFF-BALANCE SHEET ARRANGEMENTS	85
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	85
G.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	86
H.	RECENT U.S. GAAP PRONOUNCEMENTS	95
I.	RELATED PARTY TRANSACTIONS	97

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	98
A.	DIRECTORS AND SENIOR MANAGEMENT	98
B.	COMPENSATION OF DIRECTORS AND OFFICERS	101
C.	BOARD PRACTICES	102
D.	EMPLOYEES	103
E.	SHARE OWNERSHIP	104

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS	104
A.	MAJOR STOCKHOLDERS	104
B.	RELATED PARTY TRANSACTIONS	105
C.	INTEREST OF EXPERTS AND COUNSEL	107

ITEM 8.	FINANCIAL INFORMATION	107
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	107
B.	SIGNIFICANT CHANGES	112

ITEM 9.	THE OFFER AND LISTING.	113
A.	OFFER AND LISTING DETAILS	113
B.	PLAN OF DISTRIBUTION	114

C.	MARKETS	114
D.	SELLING STOCKHOLDERS	114
E.	DILUTION	115
F.	EXPENSES OF THE ISSUE	115

ITEM 10.	ADDITIONAL INFORMATION	115
A.	SHARE CAPITAL	115
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	115
C.	MATERIAL CONTRACTS	115
D.	EXCHANGE CONTROLS	115
E.	TAXATION	116
F.	DIVIDENDS AND PAYING AGENTS	120
G.	STATEMENT BY EXPERTS	120
H.	DOCUMENTS ON DISPLAY	120
I.	SUBSIDIARY INFORMATION	120

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	120

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	126
D.	AMERICAN DEPOSITARY SHARES	126

PART II		128

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	128

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	128

ITEM 15.	CONTROLS AND PROCEDURES	128

ITEM 16.	RESERVED	129
A.	AUDIT COMMITTEE FINANCIAL EXPERT	129
B.	CORPORATE GOVERNANCE AND CODE OF ETHICS	129
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	129
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	130
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	130
F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	130
G.	CORPORATE GOVERNANCE	130

PART III		132

ITEM 17.	FINANCIAL STATEMENTS	132

ITEM 18.	FINANCIAL STATEMENTS	132

ITEM 19.	EXHIBITS	132

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires, in this annual report:

References to “ADSs” refer to our American Depositary Shares (one ADS represents four preferred share),

References to the “Annual Report” refer to this annual report on Form 20-F.

References to “Banagrícola” refer to Banagrícola S.A., a company incorporated in Panamá and authorized to operate as a bank holding company under the laws of the Republic of El Salvador, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

References to “Banca de Inversión” refer to Banca de Inversión Bancolombia S.A. Corporación Financiera, a Subsidiary of Bancolombia S.A. organized under the laws of the Republic of Colombia that specializes in providing investment banking services

References to “Banco Agrícola” refer to Banco Agrícola S.A., a banking institution organized under the laws of the Republic of El Salvador, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

References to “Bancolombia”, the “Bank”, “us” , “we” or “our”  refer to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, which may also act under the name of Banco de Colombia S.A., including its Subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

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

References to the “Conavi/Corfinsura merger” refer to the merger of Conavi and Corfinsura with and into Bancolombia, with Bancolombia as the surviving entity, which took effect on July 30, 2005 pursuant to a Merger Agreement dated February 28, 2005.

References to “Corfinsura” refer to Corporación Financiera Nacional y Suramericana S.A., as it existed immediately before the Conavi/Corfinsura merger, taking into account the effect of its spin-off of a portion of its investment portfolio effective July 29, 2005.

References to “DTF” refer to the Depósitos a Término Fijo rate, the weighted average interest rate paid by finance corporations, commercial banks and commercial finance companies in Colombia for certificates of deposit with maturities of 90 days.

References to “Factoring Bancolombia” refer to Factoring Bancolombia S.A., a Subsidiary of Bancolombia organized under the laws of the Republic of Colombia that specializes in accounts receivable financing.

References to “Fiduciaria Bancolombia” refer to Fiduciaria Bancolombia S.A., a Subsidiary of Bancolombia which is the largest fund manager among its peers, including other fund managers and brokerage firms in Colombia.

i

References to “Leasing Bancolombia” refer to Leasing Bancolombia S.A. Compañía de Financialmiento Comercial, a Subsidiary of Bancolombia organized under the laws of the Republic of Colombia that specializes in leasing activities, offering a wide range of financial leases, operating leases, loans, time deposits and bonds.

References to “preferred shares” and “common shares” refer to our authorized preferred and common shares, designated as acciones preferencialesand acciones ordinarias, respectively.

References to “Renting Colombia” refer to Renting Colombia S.A., a Subsidiary of Bancolombia which provides operating lease and fleet management services for individuals and companies.

References to “Representative Market Rate” refer to Tasa Representativa del Mercado , the U.S. dollar representative market rate, certified by the Superintendency of Finance. The Representative Market Rate is an economic indicator of the daily exchange rate on the Colombian market spot of currencies. It corresponds to the arithmetical weighted average of the rates of purchase and sale of currencies of interbank transactions of the authorized intermediaries.

References to “SMEs” refer to Small and Medium Enterprises.

References to “SMMLV” refer to Salario Mínimo Mensual Legal Vigente, the effective legal minimum monthly salary in Colombia.

References to “peso”, “pesos” or “COP” refer to the lawful currency of Colombia.

References to “Subsidiaries” refer to subsidiaries of Bancolombia in which Bancolombia holds, directly or indirectly, 50% or more of the outstanding voting shares.

References to “Superintendency of Finance” refer to the Colombian Superintendency of Finance ( Superintendencia Financiera de Colombia), a technical entity under the Ministry of Finance and Public Credit holding the inspection, supervision and control over the persons involved in financial activities, stock market, insurance and any other related to the management, use or investment of resources collected from the public.

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

Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the twelve-month period ended December 31 of such year.

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

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank’s forward-looking statements appear in a number of places in this Annual Report, principally in “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects”, and include, but are not limited to:  (i) changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where the Bank operates; (ii) changes in capital markets or in markets in general that may affect policies or attitudes towards lending; (iii) unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; (iv) inflation, changes in foreign exchange rates and/or interest rates; (v) sovereign risks; (vi) liquidity risks; (vii) increases in defaults by the Bank’s borrowers and other loan delinquencies; (viii) lack of acceptance of new products or services by the Bank’s targeted customers; (ix) competition in the banking, financial services, credit card services, insurance, asset management, remittances, business and other industries in which the Bank operates; (x) adverse determination of legal or regulatory disputes or proceedings; (xi) changes in official regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in the jurisdictions in which the Bank does business; (xii) regulatory issues relating to acquisitions; and (xiii) changes in business strategy.

Forward-looking statements speak only as of the date they are made and are subject to change, and the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Annual Report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The accounting practices used in the preparation of the Bank’s consolidated financial statements follow the special regulations of the Superintendencia Financiera de Colombia (the “Superintendency of Finance”) and generally accepted accounting principles in Colombia (collectively, “Colombian GAAP”).  Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”).  Note 31 to the Bank’s audited consolidated financial statements included in this Annual Report provides a description of the principal differences between Colombian GAAP and U.S. GAAP as they relate to the Bank’s audited consolidated financial statements and provides a reconciliation of net income and stockholders’ equity for the years and dates indicated herein.  References to Colombian GAAP in this Annual Report are to Colombian GAAP as supplemented by the applicable regulations of the Superintendency of Finance.

For consolidation purposes under Colombian GAAP, financial statements of the Bank and its Subsidiaries must be prepared under uniform accounting policies.  In order to comply with this requirement, financial statements of foreign Subsidiaries were adjusted as required by Colombian regulations.

For 2009, the Bank’s consolidated financial statements include companies in which it holds, directly or indirectly, 50% or more of outstanding voting shares. The Bank consolidates directly Leasing Bancolombia, Fiduciaria Bancolombia, Banca de Inversión, Sufinanciamiento, Bancolombia Puerto Rico Internacional, Inc., Patrimonio Autónomo Sufinanciamiento, Bancolombia Panamá, Valores Bancolombia and Factoring Bancolombia.  As described below, some of the Bank’s Subsidiaries also consolidate their own subsidiaries. Bancolombia Panamá consolidates Bancolombia Cayman S.A., Sistema de Inversiones y Negocios S.A., Sinesa Holding Company Limited, Future Net S.A., Suleasing International USA Inc. and Banagrícola (which, in turn, consolidates Banco Agrícola Panamá S.A, Inversiones Financieras Banco Agrícola S.A., Banco Agrícola, Arrendadora Financiera S.A., Credibac S.A. de C.V., Bursabac S.A. de C.V., AFP Crecer S.A., Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A.). Banca de Inversión consolidates with Inmobiliaria Bancol S.A., Valores Simesa S.A., Inversiones CFNS Ltda., Todo Uno Colombia S.A. and Inversiones Valores y Logística S.A.  The Bank’s Subsidiary Leasing Bancolombia consolidates Leasing Perú, Renting Colombia (which, in turn, consolidates Renting Perú S.A.C., Capital Investments SAFI S.A., Fondo de Inversión en Arrendamiento Operativo Renting Perú, Transportes Empresariales de Occidente Ltda. and RC Rent a Car S.A.).  The Bank’s Subsidiary Valores Bancolombia consolidates Suvalor Panamá S.A and Suvalor Panamá Fondo de inversión and the Bank’s Subsidiary Fiduciaria Bancolombia consolidates Fiduciaria GBC S.A.

Currencies

The Bank maintains accounting records in Colombian pesos.  The audited consolidated financial statements of Bancolombia S.A. for the years ended December 31, 2007, 2008 and 2009 (collectively, including the notes thereto, the “Financial Statements”) contained in this Annual Report are expressed in pesos.

This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of COP 2,044.23 per US$ 1.00, which corresponds to the Representative Market Rate calculated on December 31, 2009 the last business day of the year.  The Representative Market Rate is computed and certified by the Superintendency of Finance, the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including Bancolombia S.A.). The Superintendency of Finance also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to Colombian pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate.  On May 25, 2010, the Representative Market Rate was COP 1,989.51 per US$ 1.00.

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

The selected consolidated financial data as of December 31, 2009 and 2008, and for each of the three fiscal years in the period ended December 31, 2009 set forth below has been derived from the Bank’s audited consolidated financial statements included in this Annual Report. The selected consolidated financial data as of December 31, 2007, 2006 and 2005, and for each of the two fiscal years in the period ended December 31, 2005 set forth below have been derived from the Bank’s audited consolidated financial statements for the respective periods, which are not included herein.

The Bank’s consolidated financial statements for each period were prepared in accordance with Colombian GAAP.

The selected consolidated financial data should be read in conjunction with the Bank’s consolidated financial statements, related notes thereto, and the reports of the Bank’s independent registered public accounting firms.

	As of and for the year ended December 31,
	2009 (1)		2009		2008			2007 (10) (11)	2006		2005 (9)
	(in millions of COP and thousands of US$ (1) , except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED STATEMENT OF OPERATIONS:
Colombian GAAP:
Interest income	US$	3,144,313	COP	6,427,698	COP	6,313,743	COP	4,810,408	COP	3,013,732	COP	3,200,084
Interest expense		(1,284,306)		(2,625,416)		(2,753,341)		(2,002,090)		(1,246,229)		(1,150,274)
Net interest income		1,860,007		3,802,282		3,560,402		2,808,318		1,767,503		2,049,810

Provisions for loans and accrued interest losses, net of recoveries (2)		(539,859)		(1,103,595)		(1,155,262)		(617,868)		(195,361)		(123,575)
Provision for foreclosed assets and other assets, net of recoveries (3)		(24,351)		(49,779)		22,095		20,833		45,179		(7,465)
Net interest income after provisions		1,295,797		2,648,908		2,427,235		2,211,283		1,617,321		1,918,770

Fees and income from services and other operating income, net (4)		923,061		1,886,949		1,964,084		1,510,129		1,139,094		962,277
Operating expenses		(1,416,252)		(2,895,145)		(2,639,997)		(2,271,418)		(1,871,000)		(1,654,805)
Net operating income		802,606		1,640,712		1,751,322		1,449,994		885,415		1,226,242

Net non-operating income excluding minority interest		45,607		93,232		31,888		12,058		45,346		4,650
Minority interest (loss)		(7,377)		(15,081)		(18,511)		(13,246)		(6,352)		(6,496)
Income before income taxes		840,836		1,718,863		1,764,699		1,448,806		924,409		1,224,396

Income taxes		(226,008)		(462,013)		(474,056)		(361,883)		(174,880)		(277,515)
Net income	US$	614,828	COP	1,256,850	COP	1,290,643	COP	1,086,923	COP	749,529	COP	946,881

Weighted average of Preferred andCommon Shares outstanding (5)				787,827,003		787,827,003		758,313,771		727,827,005		652,882,756
Basic and Diluted net income per share (5)		0,78		1,595		1,638		1,433		1,030		1,450
Basic and Diluted net income per ADS (12)		3,12		6,380		6,552		5,732		4,119		5,800
Cash dividends declared per share (6)				637		624		568		532		508
Cash dividends declared per share (6) (stated in U.S. Dollars)				0,31		0,28		0,28		0,24		0,22
Cash dividends declared per ADS				2,547		2,496		2,272		2,128		2,032
Cash dividends declared per ADS (stated in U.S. Dollars)				1,25		1,11		1,13		0,95		0,88

U.S. GAAP:(7)
Net income	US$	560,837	COP	1,146,480	COP	849,920	COP	1,015,644	COP	941,183	COP	891,121
Basic and Diluted net income per common share (8)		0.71		1,455		1,326		1,683		1,619		1,715
Basic and Diluted net income per ADS (8) (12)		2.84		5,820		5,304		6,732		6,476		6,860

(1)
Amounts stated in U.S dollars have been translated at the rate of COP 2,044.23 per US$ 1.00, which is the Representative Market Rate calculated on December 31, 2009 (the last business day of 2009), as reported and certified by the Superintendency of Finance. Such translations should not be construed as representations that the pesos amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(2)
Represents the provision for loan, accrued interest losses and other receivables, net and recovery of charged-off loans. Includes a provision for accrued interest losses amounting to COP 12,379 million, COP 14,825 million, COP 35,543 million, COP 58,721 million and COP 46,840 million for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

(3)	Represents the provision for foreclosed assets and other assets and the recovery of provisions for foreclosed assets and other assets.
(4)	Represents the total fees and income from services, net and total other operating income.
(5)
The weighted average of preferred and common shares outstanding for fiscal year 2005, include 198,261,641 preferred shares and 454,621,115 common shares. For fiscal year 2006, it included 218,122,419 preferred shares and 509,704,584 common shares. For fiscal year 2007, it included 253,300,502 preferred shares and 509,704,584 common shares. For fiscal years 2008 and 2009, it included 218,122,419 preferred shares and 509,704,584.

(6)	This data is presented on an annualized basis.
(7)	See “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP” to our Financial Statements included in this Annual Report.
(8)
Under U.S. GAAP, these shares are considered outstanding since the beginning of the earliest period presented. Net income per share under U.S. GAAP is presented on the basis of net income available to common stockholders divided by the weighted average number of common shares outstanding (198,261,641 preferred shares and 454,621,115 common shares for 2005; 509,704,584 for 2006, 2007, 2008 and 2009). See “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP”.

(9)
The consolidated statement of operations for the year ended December 31, 2005, includes Conavi and Corfinsura’s results since the beginning of the year. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP – m) Business combinations” to our Financial Statements included in this Annual Report.

(10)
The consolidated statement of operations for the year ended December 31, 2007 includes Banagrícola’s results since the beginning of the year. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP – m) Business combinations” to our Financial Statements included in this Annual Report.

(11)
The consolidated statement of operations for the year ended on December 2007 was modified due to reclassifications made particularly in commissions from banking services and other services, administrative and other expenses and other income, with the purpose of better presenting comparative information regarding the gains on the sale of mortgage loans. The selected financial data for year 2006 has not been reclassified to the 2008 presentation because the amounts are insignificant and do not have a material impact on the consolidated statement of operations for each of the respective years.

(12)
Basic and diluted net income per ADS for any period is defined as basic and diluted net income per share multiplied by four as each ADS is equivalent to four preferred shares of Bancolombia. Basic and diluted net income per ADS should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity. Each ADS is equivalent to four preferred shares of Bancolombia.

	As of and for the year ended December 31,
	2009 (1)		2009		2008		2007 (4)		2006		2005 (3)
	(in millions of COP and thousands of US$ (1) , except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED BALANCE SHEET
Colombian GAAP:
Assets:
Cash and due from banks	US$	2,437,871	COP	4,983,569	COP	3,870,927	COP	3,618,619	COP	1,548,752	COP	1,241,435
Overnight funds		1,168,552		2,388,790		1,748,648		1,609,768		457,614		488,587
Investment securities, net		4,361,013		8,914,913		7,278,276		5,774,251		5,677,761		8,459,703
Loans and financial leases, net		19,376,639		39,610,307		42,508,210		36,245,473		23,811,391		17,920,370
Accrued interest receivable on loans, net		165,639		338,605		505,658		398,560		255,290		198,266
Customers’ acceptances and derivatives		100,462		205,367		272,458		196,001		166,395		133,420
Accounts receivable, net		394,713		806,885		828,817		716,106		562,598		590,313
Premises and equipment, net		485,288		992,041		1,171,117		855,818		712,722		623,729
Operating leases, net		412,407		843,054		726,262		488,333		167,307		143,974
Foreclosed assets, net		39,461		80,668		24,653		32,294		18,611		31,360
Prepaid expenses and deferred charges		90,895		185,811		132,881		137,901		46,462		26,898
Goodwill		418,605		855,724		1,008,639		977,095		40,164		50,959
Other assets		451,156		922,265		1,093,850		580,642		675,265		563,588
Reappraisal of assets		360,217		736,366		612,683		520,788		348,364		330,915
Total assets	US$	30,262,918	COP	61,864,365	COP	61,783,079	COP	52,151,649	COP	34,488,696	COP	30,803,517

Liabilities and stockholders’ equity:
Deposits	US$	20,618,683	COP	42,149,330	COP	40,384,400	COP	34,374,150	COP	23,216,467	COP	18,384,982
Borrowings (5)		1,975,878		4,039,150		5,947,925		4,851,246		3,516,426		3,927,551
Other liabilities		4,228,025		8,643,056		9,333,909		7,726,983		4,109,191		5,113,694
Stockholders’ equity		3,440,332		7,032,829		6,116,845		5,199,270		3,646,612		3,377,290
Total liabilities and stockholders’ equity	US$	30,262,918	COP	61,864,365	COP	61,783,079	COP	52,151,649	COP	34,488,696	COP	30,803,517

U.S. GAAP: (2)
Stockholders’ equity	US$	3,470,875	COP	7,095,266	COP	6,422,815	COP	5,937,554	COP	4,549,018	COP	4,125,996
Stockholders’ equity per share (6)		4.41		9,006		8,153		7,830		6,250		6,320
Stockholders’ equity per ADS (6)		17.64		36,024		32,612		31,320		25,001		25,280

(1)
Amounts stated in U.S. dollars have been converted at the rate of COP 2,044.23 per US$ 1.00, which is the Representative Market Rate calculated on December 31, 2009 (the last business day of 2009) as reported and certified by the Superintendency of Finance.

(2)	Refer to “Note 31, Differences between Colombian Accounting Principles for Banks and U.S. GAAP” to the Financial Statements included in this Annual Report for the reconciliation to U.S. GAAP.
(3)
The consolidated balance sheet for the year ended December 31, 2005, includes Conavi and Corfinsura’s results. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP – m) Business combinations”.

(4)
The consolidated statement of operations for the year ended December 31, 2007 includes Banagrícola’s results. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP – m) Business combinations”.

(5)	Includes interbank borrowing and domestic development banks borrowings and other.
(6)
The weighted average (rounded to the nearest million) of preferred and common shares outstanding was 653 million for the fiscal year ended December 31, 2005, 728 million for the fiscal year ended December 31, 2006, 758 million for the fiscal year ended December 31, 2007, 788 million for the fiscal year ended December 31, 2008 and 2009. Stockholders’ equity per share is equal to Stockholders’ equity under U.S. GAAP divided by the weighted average of preferred and common shares outstanding,. Stockholders’ equity per ADS is equal to stockholders’ equity per share multiplied by four preferred shares of Bancolombia (Each ADS is equivalent to four preferred shares of Bancolombia). Stockholders’ equity per ADS should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity.

See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – A.3. Dividend Policy”, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended in December 31, 2009, 2008, 2007, 2006 and 2005.

Differences Between Colombian and U.S. GAAP Results

The Bank’s consolidated financial statements have been prepared in accordance with Colombian GAAP, which are the accounting principles and policies that are summarized in “Note 2, Summary of Significant Accounting Policies” to the Bank’s Financial Statements included in this Annual Report. These accounting principles and policies differ in some significant respects from U.S. GAAP. A reconciliation of net income and stockholders’ equity under U.S. GAAP is included in “Note 31, Differences between Colombian Accounting Principles for Banks and U.S. GAAP” to the Financial Statements included in this Annual Report.

Consolidated net income under U.S. GAAP for the year ended December 31, 2009 was COP 1,146,480 million (compared with COP 849,920  million for fiscal year 2008 and COP 1,015,644 million for fiscal year 2007). The difference in some significant adjustments between Colombian and U.S. GAAP results are described in “Note 31, Differences between Colombian Accounting Principles for Banks and U.S. GAAP” – to the Financial Statements included in this Annual Report.

	As of and for the year ended December 31,
	2009	2008	2007 (11)(12)	2006	2005 (10)
	(Percentages, except for operating data)
SELECTED RATIOS: (1)
Colombian GAAP:
Profitability ratios:
Net interest margin (2)	7.22	7.70	7.60	6.19	8.12
Return on average total assets (3)	2.01	2.34	2.52	2.31	3.30
Return on average stockholders’ equity (4)	19.59	23.68	26.13	22.10	31.49
Efficiency Ratio:
Operating expenses as a percentage of interest, fees, services and other operating income	50.89	47.79	52.60	64.37	54.94
Capital ratios:
Period-end stockholders’ equity as a percentage of period-end total assets	11.37	9.90	9.97	10.57	10.96
Period-end regulatory capital as a percentage of period-end risk- weighted assets (5)	13.23	11.24	12.67	11.05	10.93
Credit quality data:
Non-performing loans as a percentage of total loans (6)	2.44	2.35	1.77	1.36	1.48
“C”, “D” and “E” loans as a percentage of total loans (9)	5.11	4.40	3.10	2.54	3.38
Allowance for loan and accrued interest losses as a percentage of non-performing loans (10)	241.08	224.53	223.67	252.87	259.02
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans (9)	115.25	120.21	127.38	135.06	113.59
Allowance for loan and accrued interest losses as a percentage of total loans	5.89	5.29	3.95	3.43	3.84

OPERATING DATA:
Number of branches (7)	889	890	888	701	678
Number of employees (8)	21,201	19,728	24,836	16,222	14,562

(1)	Ratios were calculated on the basis of monthly averages.
(2)	Net interest income divided by average interest-earning assets.
(3)	Net income divided by average total assets.
(4)	Net income divided by average stockholders’ equity.
(5)	For an explanation of risk-weighted assets and Technical Capital, see “Item 4. Information on the Company – B. Business Overview – B.7. Supervision and Regulation – Capital Adequacy Requirements”.
(6)
Non-performing loans are microcredit loans that are past due 30 days or more, mortgage and consumer loans that are past due 60 days or more and commercial loans that are past due 90 days or more. (Each category includes financial leases).

(7)	Number of branches includes branches of the Bank’s Subsidiaries.
(8)	The number of employees includes employees of the Bank’s consolidated Subsidiaries.
(9)
See “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Classication of the loan portfolio and Credit Categories for a description of “C”, “D” and “E” Loans”.

(10)
Selected ratios for the year ended December 31, 2005, include Conavi and Corfinsura’s results. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP – m) Business combinations”.

(11)
Selected ratios for the year ended December 31, 2007 include Banagrícola’s results. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP – m) Business combinations”.

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

Exchange Rates

On May 31, 2010, the Representative Market Rate was Ps 1,971.55 per $1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the Superintendency of Finance calculates the Representative Market Rate based on the weight average of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including BC, for the purchase and sale of U.S. dollars.

The following table sets forth the high and low Peso/U.S. dollar exchange rates for the last six months:

Recent exchange rates of U.S. Dollars per Peso;

Month	Low	High

December 2009	1,989.94	2,054.10
January 2010	1,957.82	2,044.23
February 2010	1,914.87	2,003.76
March 2010	1,888.05	1,934.21
April 2010	1,911.07	1,973.05
May 2010	1,950.44	2,029.54

The following table sets forth the average peso/U.S. dollar Representative Market Rate for each of the five most recent financial years, calculated by using the average of the exchange rates on the last day of each month during the period.

Peso/US$ 1.00
Representative Market Rate
Period	Average

2009	2,179.64
2008	1,993.80
2007	2,069.21
2006	2,359.13
2005	2,320.77

Source: Superintendency of Finance.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Investors should consider the following risks and uncertainties, and the other information presented in this Annual Report. In addition, the factors referred to below, as well as all other information presented in this Annual Report, should be considered by investors when reviewing any forward-looking statements contained in this Annual Report, in any document incorporated by reference in this Annual Report, in any of the Bank’s future public filings or press releases, or in any future oral statements made by the Bank or any of its officers or other persons acting on its behalf. If any of the following risks occur, the Bank’s business, results of operations and financial condition, its ability to raise capital and its ability to access funding could be materially and adversely affected. These risk factors should not be considered a complete list of potential risks that may affect Bancolombia.

Risk Factors Relating to Colombia and Other Countries Where the Bank Operates

Changes in economic and political conditions in Colombia and El Salvador or in the other countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.

The Bank’s financial condition, results of operations and asset quality are significantly dependent on the macroeconomic and political conditions prevailing in Colombia, El Salvador and the other jurisdictions in which the Bank operates. Accordingly, decreases in the growth rate, periods of negative growth, increases in inflation, changes in policy, or future judicial interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia, El Salvador or the other jurisdictions where the Bank operates may affect the overall business environment and may in turn impact the Bank’s financial condition and results of operations.

In particular, the governments of Colombia and El Salvador have historically exercised substantial influence on each other’s economies, and their policies are likely to continue to have an important effect on Colombian and Salvadorian entities (including the Bank), market conditions, prices and rates of return on securities of local issuers (including the Bank’s securities). On June 1, 2009, a member of the FMLN party took office as President of El Salvador after 20 years of rule by the ARENA party and, accordingly, significant changes in Salvadorian laws, public policies and regulations could occur. In May 2010, Presidential elections will be held in Colombia. The uncertainties characteristic of a change in government, including potential changes in laws, public policies and regulations, may cause instability and volatility in Colombia and its markets.

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

A significant decline in the economic growth or a sustained economic downturn of any of Colombia’s or El Salvador’s major trading partners (i.e., United States, Venezuela and Ecuador for Colombia and the United States for El Salvador) could have a material adverse impact on Colombia’s and El Salvador’s balance of trade and remittances inflows, resulting in lower economic growth.

The recent global economic downturn, which began in the U.S. financial sector and then spread to different economic sectors and countries around the world, has had, and is expected to continue to have, adverse effects on the economies of the countries where the Bank operates.  Colombia and El Salvador for instance, have experienced decreases in economic growth that have resulted in higher past due loans and loan loss provisions for the Bank, as well as in lower demand for its products.

Deterioration in the economic and political situation of neighboring countries could affect national stability or the Colombian economy by disrupting Colombia’s diplomatic or commercial relationships with these countries. Recent political tensions between Colombia and Venezuela have produced lower trade levels that have adversely impacted economic activity. Further trade restrictions by Venezuela may deepen these adverse effects, while increasing tensions may cause political and economic uncertainty, instability, market volatility, lower confidence levels and higher risk aversion by investors and market participants that may negatively affect economic activity.

A contagion effect, in which an entire region or class of investment is disfavored by international investors, could negatively affect Colombia and El Salvador or other economies where the bank operates (i.e., Panama, Cayman Islands, Peru and Puerto Rico), as well as the market prices and liquidity of securities issued or owned by the Bank.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia, El Salvador or other countries where the Bank operates, could adversely affect the Bank’s consolidated results.

Uncertainty relating to tax legislation poses a constant risk to the Bank. Colombian and Salvadorian national authorities have levied new taxes in recent years. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income. Notably, the Colombian and Salvadorian governments have significant fiscal deficits that may result in future tax increases. Additional tax regulations could be implemented that could require the Bank to make additional tax payments, negatively affecting its results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that the Bank does. Differing interpretations could result in future tax litigation and associated costs.

Exchange rate volatility may adversely affect the Colombian economy, the market price of our ADSs, and the dividends payable to holders of the Bank’s ADSs.

Colombia has adopted a floating exchange rate system.  The Colombian Central Bank maintains the power to intervene on the exchange market in order to consolidate or dispose of international reserves, and as to control any volatility in the exchange rate. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. For instance, the peso appreciated 1.99% in 2006, appreciated 10.01% in 2007, depreciated 11.36% in 2008, and appreciated 8.89% in 2009. Unforeseen events in the international markets, fluctuations in interest rates or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Given that a portion of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact the Bank’s results.  In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of the Bank’s ADSs as well as the market price and liquidity of ADSs.

Colombia has experienced several periods of violence and instability, and such instability could affect the economy and the Bank.

Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialized units. Despite these efforts, drug-related crime and guerilla activity continue to exist in Colombia. These activities, their possible escalation and the violence associated with them may have a negative impact on the Colombian economy or on the Bank in the future. The Bank’s business or financial condition and the market value of the Bank’s securities and any dividends distributed by it, could be adversely affected by rapidly changing economic and social conditions in Colombia and by the Colombian government’s response to such conditions.

Risk Factors Relating to the Bank’s Business and the Banking Industry

Instability of banking laws and regulations in Colombia and in other jurisdictions where the Bank operates could adversely affect the Bank’s consolidated results.

Changes in banking laws and regulations, or in their official interpretation, in Colombia and in other jurisdictions where the Bank operates, may have a material effect on the Bank’s business and operations. Since banking laws and regulations change frequently, they could be adopted, enforced or interpreted in a manner that may have an adverse effect on the Bank’s business.

Although Bancolombia currently complies with capital requirements, future additional capital requirements could adversely affect the levels of return for stockholders’ and/or the Bank’s market price of its common and preferred shares.

Bancolombia’s continuous assessment of its capital position aims at ensuring that Bancolombia and its financial subsidiaries maintain sufficient capital consistent with their risk profile, all applicable regulatory standards and guidelines as well as external rating agency conditions. There can be no assurance, however, that future regulation will not change or require Bancolombia or its subsidiaries to comply with additional capital. Moreover, the various regulators in the world have not reached consensus as to the appropriate level of capitalization for financial services institutions. Regulators in the jurisdictions where Bancolombia operate may alter the current regulatory capital requirements to which Bancolombia is subject and thereby necessitate equity increases that could dilute existing stockholders, lead to required asset sales or adversely impact the return on stockholders’ equity.

Banking regulations, accounting standards and corporate disclosure applicable to the Bank and its subsidiaries differ from those in the United States and other countries.

While many of the policies underlying Colombian banking regulations are similar to those underlying regulations applicable to banks in other countries, including those in the United States, Colombian regulations can differ in a number of material respects from those other regulations. For example, capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations and may differ from those in effect in other countries. The Bank prepares its annual audited financial statements in accordance with Colombian GAAP, which differs in significant respects to U.S. GAAP and International Financial Reporting Standards (“IFRS”). Thus, Colombian financial statements and reported earnings may differ from those of companies in other countries in these and other respects. Some of the differences affecting earnings and stockholders’ equity include, but are not limited to the accounting treatment for restructuring, loan origination fees and costs, deferred income taxes and the accounting treatment for business combination accounting. Moreover, under Colombian GAAP, allowances for non-performing loans are computed by establishing each non-performing loan’s individual inherent risk using criteria established by the Superintendency of Finance that differs from that used under U.S. GAAP. See “Item 4. Information on the Company – E. Selected Statistical Information – E.4. Summary of Loan Loss Experience – Allowance for Loan Losses”.

Although the Colombian government is currently undertaking a review of present regulations relating to accounting, audit, and information disclosure, with the intention of seeking convergence with international standards, current regulations continue to differ in certain respects from those in other countries.

In addition, there may be less publicly available information about the Bank than is regularly published by or about U.S. issuers or issuers in other countries.

The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where it operates, and any sanctions, fines and other penalties resulting from such inspections and audits could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

The Bank is subject to comprehensive regulation and supervision by the banking authorities of Colombia, El Salvador and the other jurisdictions in which the Bank operates. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of its capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by banks. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In Colombia, for instance, in the event the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over the Bank’s management and operations. Any sanctions, fines and other penalties resulting from non-compliance with regulations in Colombia and in the other jurisdictions where the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

Moreover, banking and financial services laws and regulations are subject to continuing review and changes, and any such changes in the future may have an adverse impact on the Bank’s operations, including making and collecting loans and other extensions of credit, which could materially and adversely affect the Bank’s results of operations and financial position.

The increase of constitutional actions ( acciones populares), class actions ( acciones de grupo ) and other legal actions involving claims for significant monetary awards against financial institutions may affect the Bank’s businesses.

Under the Colombian Constitution, individuals may initiate constitutional or class actions to protect their collective or class rights, respectively. In recent years, Colombian financial institutions, including the Bank, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions are related to fees, financial services and interest rates, and their outcome is uncertain. Although during 2009 the aggregate number of such actions brought against the Bank remained stable as compared to 2008 and 2007, the number of such actions might not remain stable in the future. The number of these actions may increase in the future and could significantly affect the Bank’s business.

The Bank and members of its senior management are defendants in several legal proceedings.

The Bank is a party to lawsuits arising in the ordinary course of business that can be expensive and lengthy. In addition, the Bank and its management, including the Bank’s current President and Vice-President, are currently involved in several legal proceedings related to the acquisition of its predecessor entity. An unfavorable resolution to any of the lawsuits or investigations could negatively affect the Bank’s reputation and the price of its outstanding securities. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – A.1. Consolidated Financial Statements – A.2. Legal Proceedings in this Annual Report”.

Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.

In the future, regulations in the jurisdictions where the Bank operates could impose limitations regarding interest rates or fees. Any such limitations could materially and adversely affect the Bank’s results of operations and financial position.

In particular, there has been an ongoing dispute in Colombia among merchants, payment services and banks regarding interchange fees.  Specifically, in 2004, the Superintendency of Commerce and Industry started an investigation against Credibanco and Redeban, entities that participate in Colombia’s payment services system, for an alleged illegal anticompetitive agreement based on the way in which interchange fees were determined at that time.

The Superintendency of Commerce and Industry has determined that there was a breach in the compliance of some commitments signed by Redeban, Credibanco and the banks and imposed a fine, a decision that was confirmed in September 2009.

As a consequence of the dispute described above, interchange fees in Colombia have been declining in recent years, while further pressures may lead to additional decreases, which in turn could impact the Bank’s financial results.

The Bank is subject to credit risk.

A number of our products expose the Bank to credit risk, including loans, financial leases, lending commitments and derivatives. Changes in the income levels of the Bank’s borrowers, increases in the inflation rate or an increase in interest rates could have a negative effect on the quality of the Bank’s loan portfolio, causing the Bank to increase provisions for loan losses and resulting in reduced profits or in losses.

The Bank estimates and establishes reserves for credit risk and potential credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. This process is subject to human error as the Bank’s employees may not always be able to assign an accurate credit rating to a client, which may result in the Bank’s exposure to higher credit risks than indicated by the Bank’s risk rating system. The Bank may not be able to timely detect these risks before they occur, or due to limited resources or available tools, the Bank’s employees may not be able to effectively implement its credit risk management system, which may increase its exposure to credit risk. Moreover, the Bank’s failure to continuously refine its credit risk management system may result in a higher risk exposure for the Bank, which could materially and adversely affect its results of operations and financial position.

Overall, if the Bank is unable to effectively control the level of non-performing or poor credit quality loans in the future, or if its loan loss reserves are insufficient to cover future loan losses, the Bank’s financial condition and results of operations may be materially and adversely affected.

In addition, the amount of the Bank’s non-performing loans may increase in the future, including loan portfolios that the Bank may acquire through auctions or otherwise, as a result of factors beyond the Bank’s control, such as the impact of macroeconomic trends and political events affecting Colombia or other jurisdictions where the Bank operates, or events affecting specific industries.

The recent economic downturn has adversely affected, and may continue to adversely affect, Bancolombia’s  asset quality levels, which in turn have produced higher provision charges.

Recent lower economic activity has affected, and may continue to affect, consumer confidence levels, consumer spending, bankruptcy rates, and levels of incurrence and default on consumer and commercial debt, among other factors, in the markets where Bancolombia operates. Any of these factors, along with persistently high levels of unemployment, may result in a greater likelihood of delinquencies and past due loans, which in turn, could result in a higher level of loan losses and allowances for credit losses, all of which could adversely affect our earnings.

The Bank is subject to credit risks with respect to its non-traditional banking businesses including investing in securities and entering into derivatives transactions.

Non-traditional sources of credit risk can arise from, among other things: investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to the Bank, and executing securities, futures, currency or commodity trades from the Bank’s proprietary trading desk that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Any significant increases in exposure to any of these non-traditional risks, or a significant decline in credit risk or bankruptcy of any of the counterparties, could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is exposed to risks associated with the mortgage loan market.

Bancolombia is a leader in the Colombian mortgage loan market. Colombia’s mortgage loan market is highly regulated and has historically been affected by various macroeconomic factors such as periods of sustained high interest rates which have historically discouraged customers from borrowing and have resulted in increased defaults in outstanding loans and deterioration in the quality of assets.

The Bank is subject to concentration default risks in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.

The aggregate outstanding principal amount of the Bank’s 25 largest borrowing relationships represented approximately 12% of its total consolidated loan portfolio as of December 31, 2009. Problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position. For more information, see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Borrowing Relationships”.

The value of the collateral or guarantees securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest. In addition, the Bank may be unable to realize the full value of the collateral or guarantees securing the outstanding principal and interest balance of its loans.

The Bank’s loans collateral primarily includes real estate, assets pledged in financial leasing transactions and other assets that are located primarily in Colombia and El Salvador, the value of which may significantly fluctuate or decline due to factors beyond the Bank’s control. Such factors include macroeconomic factors and political events affecting the local economy. Any decline in the value of the collateral securing the Bank’s loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on the Bank’s results of operations and financial condition. In addition, the Bank may face difficulties in enforcing its rights as a secured creditor. In particular, timing delays and procedural problems in enforcing against collateral and local protectionism, may make foreclosures on collateral and enforcement of judgments difficult, and may result in losses, that could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is subject to market risk.

We are directly and indirectly affected by changes in market conditions. Market risk, or the risk that values of assets and liabilities or revenues will be adversely affected by variation in market conditions, is inherent in the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt, short-term borrowings, proprietary trading in assets and liabilities and derivatives. Changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others.

The Bank is subject to fluctuations in interest rates, which may materially and adversely affect its results of operations and financial condition.

The Bank holds a substantial portfolio of loans and debt securities that have both fixed and floating interest rates. Therefore, changes in interest rates could adversely affect our net interest margins as well as the prices of these securities. Increases in interest rates may reduce gains or the market value of the Bank’s debt securities. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. On the other hand, decreases in interest rates may cause margin compression and lower net interest income as the Bank usually maintains more assets than liabilities at variable rates. Decreasing interest rates also may trigger loan prepayments which could negatively affect the Bank’s net interest income. Generally, in a declining interest rate environment, prepayment activity increases which reduces the weighted average maturity of the Bank’s interest earning assets and adversely affects its operating results. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment at lower yields.  In addition, the Bank may incur costs which, in turn, may impact its results as it implements strategies to reduce future interest rate exposure.

The Bank’s income from its proprietary trading activities is highly volatile.

The Bank’s trading income is highly volatile. The Bank derives a portion of its profits from its proprietary trading activities and any significant reduction in its trading income could adversely affect the Bank’s results of operations and financial position. The Bank’s trading income is dependent on numerous factors beyond its control, such as the general market environment, overall market trading activity, interest rate levels, fluctuations in exchange rates and general market volatility. A significant decline in the Bank’s trading income, or the incurrence of a trading loss, could adversely affect the Bank’s results of operations and financial position.

The Bank’s results could be negatively impacted by the depreciation of sovereign debt securities.

The Bank’s debt securities portfolio is primarily composed of sovereign debt securities, including  securities issued or guaranteed by the Colombian government. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt. As of December 31, 2009, the Bank’s total debt securities represented 13.6% of its total assets, and 40% of these securities were issued or backed by the Colombian government. A significant decline in the value of the securities issued or guaranteed by the Colombian government could adversely affect the Bank’s debt securities portfolio and consequently the Bank’s results of operations and financial position.

The Bank is subject to market, operational and structural risks associated with its derivative transactions.

The Bank enters into derivative transactions for hedging purposes and on behalf of its customers. The Bank is subject to market and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder). In addition, the market practice and documentation for derivative transactions is less  developed in the jurisdictions where the Bank operates as compared to other more developed countries, and the court systems in such jurissdications have limited experience in dealing with issues related to derivative transactions. As a result, there is increased operating and structural risks associated with derivatives transactions in these jurisdictions.

In addition, the execution and performance of derivatives transactions depend on the Bank’s ability to develop adequate control and administrative systems, and to hire and retain qualified personnel. Moreover, the Bank’s ability to adequately monitor, analyze and report these derivative transactions depends, to a great extent, on its information technology systems. These factors may further increase the risks associated with these transactions and could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is subject to operational risks.

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

The Bank’s businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of its risk management, reputation and internal control system as well as its financial condition and results of operations.

All of the Bank’s principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information at its various branches across numerous markets, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing systems is critical to the Bank’s businesses and to its ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect the Bank’s decision making process, its risk management and internal control systems, the quality of its service, as well as the Bank’s ability to respond on a timely basis to changing market conditions. If the Bank cannot maintain an effective data collection and management system, its business operations, financial condition, reputation and results of operations could be materially and adversely affected. The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience operational problems with its information systems as a result of system failures, viruses, computer hackers or other causes. Any material disruption or slowdown of its systems could cause information, including data related to customer requests, to be lost or to be delivered to the Bank’s clients with delays or errors, which could reduce demand for the Bank’s services and products and could materially and adversely affect the Bank’s results of operations and financial position.

Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and management information systems in a timely manner could adversely affect its competitiveness, financial condition and results of operations.

The Bank’s ability to remain competitive will depend in part on its ability to upgrade the Bank’s information technology infrastructure on a timely and cost-effective basis. The information available to and received by the Bank’s management through its existing information systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in its operations. The Bank is currently undertaking a project to update its information technology platform (“IT platform”). Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and information management information systems in a timely manner could materially and adversely affect the Bank’s competitiveness, financial condition and results of operations.

The occurrence of natural disasters in the regions where the Bank operates could impair its ability to conduct business effectively and could impact the Bank’s results of operations.

The Bank is exposed to the risk of natural disasters such as earthquakes, volcanic eruptions, tornadoes, tropical storms, wind and hurricanes in the regions where it operates, particularly in El Salvador. In the event of a natural disaster, unanticipated problems with the Bank’s disaster recovery systems could have a material adverse effect on the Bank’s ability to conduct business in the affected region, particularly if those problems affect its computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of the Bank’s local employees and managers were unavailable in the event of a disaster, its ability to effectively conduct business could be severely compromised. A natural disaster or multiple catastrophic events could have a material adverse effect on the Bank’s business and results of operations in the affected region.

Acquisitions and strategic partnerships may not perform in accordance with expectations or may disrupt the Bank’s operations and adversely affect its profitability.

An element of the Bank’s business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, the Bank acquired interests in various institutions during recent years. For example, in 2007, the Bank acquired 98.9% of all the issued and outstanding shares of Banagrícola. The Bank will continue to actively consider other strategic acquisitions and partnerships from time to time. The Bank must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. The Banagrícola acquisition and future acquisitions, investments and alliances may not produce anticipated synergies or perform in accordance with the Bank’s expectations and could adversely affect its operations and profitability. In addition, new demands on the Bank’s existing organization and personnel resulting from the integration of new acquisitions could disrupt the Bank’s operations and adversely affect its operations and profitability.

The Bank’s concentration in and reliance on short-term deposits may increase its funding costs.

The Bank’s principal sources of funds are short-term deposits, which together represented a share of 73.2%, 72.5% and 76.9% of total liabilities at the end of 2007, 2008 and 2009, respectively. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets where the Bank operates, the Bank may not be able to maintain its current level of funding without incurring higher costs or selling certain assets at prices below their prevailing market value.

The Bank is subject to reputational risk.

Damage to our reputation may limit our ability to attract customers, employees and investors. Harm to our reputation can arise from employee misconduct, legal and regulatory requirements, ethical issues, money laundering, and failing to deliver minimum standards of service and quality, among others. Failure to adequately address these issues may affect our business and prospects.

The Bank’s policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose the Bank to fines and other liabilities.

The Bank is required to comply with applicable anti-money laundering, anti-terrorism laws and other regulations. These laws and regulations require the Bank, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities. While the Bank has adopted policies and procedures aimed at detecting and preventing the use of its banking network for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures have in some cases only been adopted recently and may not completely eliminate instances where it may be used by other parties to engage in money laundering and other illegal or improper activities. To the extent the Bank may fail to fully comply with applicable laws and regulations, the relevant government agencies to which it reports have the power and authority to impose fines and other penalties on the Bank. In addition, the Bank’s business and reputation could suffer if customers use the Bank for money laundering or illegal or improper purposes.

The Bank is subject to increasing competition which may adversely affect its results of operations.

The Bank operates in a highly competitive environment and increased competitive conditions are to be expected in the jurisdictions where the Bank operates. Intensified merger activity in the financial services industry produces larger, better capitalized and more geographically diverse firms that are capable of offering a wider array of financial products and services at more competitive prices. The Bank’s ability to maintain its competitive position depends mainly on its ability to fulfill new customers’ needs through the development of new products and services and the Bank’s ability to offer adequate services and strengthen its customer base through cross-selling. The Bank’s business will be adversely affected if the Bank is not able to maintain efficient service strategies. In addition, the Bank’s efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

Risks Relating to the Preferred Shares and the American Depositary Shares (“ADSs”)

American Depositary Receipts (“ADRs”) do not have the same tax benefits as other equity investments in Colombia.

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

The Bank’s corporate affairs are governed by its by-laws and Colombian law. Under Colombian law, the Bank’s preferred stockholders may have fewer rights than stockholders of a corporation incorporated in a U.S. jurisdiction. Holders of the Bank’s ADRs and preferred shares are not entitled to vote for the election of directors or to influence the Bank’s management policies. Under the Bank’s by-laws and Colombian corporate law, holders of preferred shares (and consequently, holders of ADRs) have no voting rights in respect of preferred shares, other than in limited circumstances as described in “Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares”.

H olders of the Bank’s ADRs may encounter difficulties in the exercise of dividend and voting rights.

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

The Bank’s common and preferred shares are listed on the Colombian Stock Exchange, which is relatively small and illiquid compared to stock exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange. A liquid trading market for the Bank’s securities might not develop on the Colombian Stock Exchange. A limited trading market could impair the ability of an ADR holder to sell preferred shares (obtained upon withdrawal of such shares from the ADR facility) on the Colombian Stock Exchange in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADRs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Bancolombia is Colombia’s leading financial institution, providing a wide range of financial products and services to a diversified individual and corporate customer base throughout Colombia as well as in other jurisdictions such as Panama, El Salvador, Puerto Rico, the Cayman Islands, Peru, Brazil, the United States and Spain.

Bancolombia was incorporated in Colombia in 1945, under the name Banco Industrial Colombiano S.A. or “BIC”. In 1998, the Bank merged with Banco de Colombia S.A., and changed its legal name to Bancolombia S.A.  On July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, with Bancolombia as the surviving entity. Through this merger, Bancolombia gained important competitive advantages, as Conavi and Corfinsura were two of the top financial institutions in the Colombian market at the time.  Conavi, the leader in mortgage banking in Colombia and one of the strongest in retail operations, significantly increased the Bank’s participation and know-how in these specific markets.  On the other hand, Corfinsura, then the largest financial corporation in Colombia and highly regarded for its expertise in handling large and mid-sized corporate credit and financial services, its investment bank and its modern and diversified treasury department, materially strengthened Bancolombia’s multi-banking franchise.

In May 2007, Bancolombia Panamá acquired Banagrícola which controls several subsidiaries, including Banco Agrícola in El Salvador and is dedicated to banking, commercial and consumer activities, insurance, pension funds and brokerage. Through its first international acquisition, Bancolombia gained a leadership position in the Salvadorian market. The Bank is a sociedad comercial por acciones, de la especie anónima, domiciled in Medellín, Colombia and operates under Colombian laws and regulations, mainly the Colombian Code of Commerce and Decree 663 of 1993.

Since 1995, Bancolombia has maintained a listing on the NYSE, where its ADSs are traded under the symbol “CIB”, and on the Colombian Stock Exchange, where its preferred shares are traded under the symbol “PFBCOLOM”. Since 1981 Bancolombia’s common shares have been traded on Colombian Exchanges under the symbol “BCOLOMBIA”.  See “Item 9. The Offer and Listing”.

Bancolombia has grown substantially over the years, both through organic growth and acquisitions.  As of December 31, 2009, Bancolombia had, on a consolidated basis:

•	COP 61,864 billion in total assets;

•	COP 39,610 billion in total net loans and financial leases;

•	COP 42,149 billion in total deposits; and

•	COP 7,033 billion in stockholders’ equity.

Bancolombia’s consolidated net income for the year ended December 31, 2009 was COP 1,257 billion, representing an average return on equity of 19.6% and an average return on assets of 2.0%.

The address and telephone number of the Bank’s headquarters are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (574) 404-1837. Our agent for service of process in the United States is Puglisi & Associates, presently located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

KEY RECENT DEVELOPMENTS

On January 4th 2010, Banca de Inversión Bancolombia S.A. sold 5,863,418 shares of Inversiones, Valores Y Logística S.A. En Liquidación, equivalent to  98.252% of the outstanding shares of the company, to  Inversiones Egeo I S.A.S.for a total consideration of COP 33,895 million, 65% of which was payable in January 2010 with the remaining 35% to be paid within six months of the initial payment.

In March 2010, Leasing Bancolombia S.A. Compañía de Financiamiento completed a local offering of ordinary notes for an aggregate principal amount of four hundred billion pesos (COP 400,000,000,000). This issuance and offering was the first of multiple planned issuances of ordinary notes, which are limited to an aggregate principal amount of one trillion five hundred billion pesos (COP 1,500,000,000,000).

In March 2010, Leasing Bancolombia S.A. Compañía de Financiamiento Comercial, signed a stockholders purchase agreement with Mitsubishi Corporation to acquire the shares that Mitsubishi has in Renting Colombia S.A. Therefore, Leasing Bancolombia S.A. owns 94.5% of Renting Colombia S.A.

On March 19, 2010 assets, liabilities and contracts of Sufinanciamiento S.A. Compañia de Financiamiento were assigned to its parent company, Bancolombia, as authorized by the Colombian Superintendency of Finance. Pursuant to the transaction, Sufinanciamiento assigned to Bancolombia assets and contracts totaling COP 1,208,019 million and Bancolombia assumed liabilities of Sufinanciamiento totaling COP 1,192,809 million. The difference, amounting to COP 15,210 million, was paid by Bancolombia.  Also pursuant to the transaction, Bancolombia kept the trademark to Sufinanciamiento, which will hereafter be used to identify the automobile finance division of Bancolombia. Given that Sufinanciemiento is a fully owned subsidiary, this transaction had no effect on the Bank’s consolidated financial statements.

On March 31, 2010, Banca de Inversión Bancolombia S.A. Corporación Financiera (“Banca de Inversion”) signed an agreement with Telebucaramanga S.A. E.S.P. (“Telebucaramanga”), a telecommunications company that provides services mainly in the Department of Santander, to sell Banca de Inversion’s 28.42% ownership interest in Metrotel Redes S.A. Pursuant to the agreement, Banca de Inversión received an amount of  COP 30,000 million.

PUBLIC TAKEOVER OFFERS

During 2009, and as of the date of this Annual Report, there have been no public takeover offers by third parties in respect of the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL EXPENDITURES AND DIVESTITURES

During the past three years, Bancolombia has made significant capital expenditures aimed at increasing the Bank’s productivity, accessibility and cost efficiency. These expenditures include the improvements made to the Bank’s “IT Platform” and those related to new ATMs and branches.

During 2007, total capital expenditures of the Bank, on an unconsolidated basis, amounted to approximately COP 192.9 billion. Such investments were made mainly in buildings under construction (COP 111.5 billion), purchases of land and buildings (COP 21.3 billion), technology and data processing equipment (COP 37.5 billion) and furniture and equipment (COP 21.5 billion).

During 2008, total capital expenditures of the Bank amounted to COP 540 billion. Such investments were made mainly in land and buildings (COP 202 billion), data processing equipment (COP 55 billion), furniture and fixtures to (COP 49 billion), vehicles (COP 200 billion) and investments related to the IT Platform Renewal project (COP 36 billion).

During 2009, total capital expenditures of the Bank amounted to COP 344 billion. Such investments were made mainly in land and buildings (COP 87 billion), data processing equipment (COP 40 billion), furniture and fixtures (COP 24 billion), vehicles (COP 106 billion), and investments related to the IT Platform Renewal totaled COP 87 billion.  In 2009, the Bank continued the renovation of its IT Platform, while capital expenditures related to vehicles are primarily due to the business growth of Renting Colombia S.A., Bancolombia’s subsidiary which provides operating lease and fleet management services for individuals and companies.

In 2009, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same way. No assurance can be given, however, that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

During 2010, the Bank expects to invest approximately COP 285 billion as follows:  COP 124 billion in connection with an IT Platform renewal project, COP 74 billion in connection with the expansion of the Bank’s branch and ATM network, COP 32 billion in connection with the purchase of hardware for the expansion, updating and replacement of the current equipment and COP 55 billion in connection with other investments, such as an anti-fraud and fixed assets. These figures represent only an estimate and may change according to the continuing assessment of the Bank’s projects portfolio.

The following table summarizes the Bank’s capital expenditures and divestitures in interests in other companies for the years ending December 31, 2009, 2008 and 2007:

	As of December 31,
Capital Expenditures (COP million)	2009	2008	2007	Total
Banagrícola S.A.	469	2,503	1,776,310	1,779,282
Inversiones Financieras Banco Agrícola S.A.	4,512	865	608,365	613,742
Banco Agrícola S.A.	905	3,951	94,384	99,240
Compañía de Financiamiento Comercial Sufinanciamiento S.A.	-	24,997	79,981	104,978
Renting Colombia S.A.	-	7,774	67,043	74,817
Asesuisa, S.A.	-	605	-	605
Asesuisa Vida S.A.	-	-	11,947	11,947
Suleasing International USA Inc.	-	-	6,446	6,446
Sutecnología S.A.	-	-	3,067	3,067
Suramericana de Inversiones S.A.	-	-	1,311	1,311
Leasing Bancolombia S.A.	-	-	1,157	1,157

	As of December 31,
Capital Expenditures (COP million)	2009	2008	2007	Total
FCP Colombia Inmobiliaria	25,700	26,595	-	52,295
Fiduciaria Bancolombia S.A.	-	-	31	31
Factoring Bancolombia S.A.	20,001	5,000	10	25,011
Fondo de Inversión en arrendamiento operativo	5,476	21,089	-	26,565
VISA Inc.	-	5,237	-	5,237
Transportempo S.A.	195	2,493	-	2,688
Renting Peru S.A.C.	5,466	4,936	-	10,402
Inversiones IVL S.A.	-	4,757	-	4,757
EPSA S.A. ESP	62,343	-	-	62,343
Promotora La Alborada (1)	14,001	-	-	14,001
Bancolombia Cayman	10,221	-	-	10,221
Inversiones Inmobiliarias Arauco Alameda S.A.	20,657	-	-	20,657
Others	7,741	5,076	3,860	16,677
Total Expenditures (COP million)	177,687	115,878	2,653,912	2,947,477

(1)	In 2009, the divestiture of Promotora La Alborada, carried out in 2008, was reversed given the buyer’s failure to comply with the terms and conditions of the corresponding agreement.

Divestitures (COP million)	2009	2008	2007	Total
Acerias Paz del Río (2)	-	56	-	56
Banco de Crédito (2)	-	268	-	268
Almacenar S.A. (2)	-	-	14,262	14,262
Inversiones IVL S.A. (2)	-	-	9,542	9,542
Sociedad Portuaria Regional de Buenaventura S.A. (2)	-	-	4,917	4,917
Terminal Marítimo Muelles El Bosque S.A. (2)	-	-	3,320	3,320
Bolsa de Valores de Colombia S.A. (2)	-	-	2,261	2,261
Suramericana de Inversiones S.A. (2)	-	1,675	-	1,675
Multienlace (2)	-	13,710	-	13,710
Bolsa De Valores de Colombia (2)	-	13,468	-	13,468
Fundicom S.A. (2)	-	11,789	-	11,789
Promotora La Alborada (2)	-	14,001	-	14,001
P.A. Renting Colombia (2)	-	13,296	-	13,296
Interconexión Eléctrica S.A. (2)	-	1,632	-	1,632
Valores Simesa S.A. (2)	948	1,248	-	2,196
Inversiones Valsimesa S.A. (2)	-	1,119	-	1,119
Concesiones Urbanas S.A. (2)	2,859	-	-	2,859
Visa Inc (2)	31,589	-	-	31,589
Others(1) (2)	655	3,129	2,093	5,877
Total Divestitures(COP million)	36,051	75,391	36,395	147,837

(1)	Investments charged off.
(2)	Investments sold.

B.	BUSINESS OVERVIEW

B.1.	GENERAL

COMPANY DESCRIPTION, PRODUCTS AND SERVICES

Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.9 million customers. Bancolombia delivers its product and services through its regional network comprising Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate, off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami and minor operations in Peru, Brazil and Spain. Together, Bancolombia and its subsidiaries offer the following products and services:

Savings and Investment: Bancolombia offers its customers checking accounts, savings accounts, fixed term deposits and a diverse variety of investment products that fit the specific transactional needs of each client and their income bracket.

Financing:Bancolombia offers its customers a wide range of credit alternatives which include: trade financing, loans funded by domestic development banks, working capital loans, credit cards, personal loans, vehicle loans, payroll loans and overdrafts, among others. It also offers the following financial specialized products:

Mortgage Banking:   Bancolombia is a leader in the mortgage market in Colombia, providing full financial support to construction firms and mortgages for individuals and companies.

Factoring:   Bancolombia offers its clients solutions for handling their working capital and maximizing their asset turnover through comprehensive solutions to manage their accounts receivable financing.

Financial and Operating Leases:  Bancolombia, primarily through Leasing Bancolombia and its subsidiaries, offers financial and operational leases specifically designed for acquiring fixed assets.

Treasury:Bancolombia assists its clients in hedging their market risks through innovative derivative structures. The Bank also performs inter-bank lending, repurchase agreements or “repos”, sovereign and corporate securities sales and trading, foreign currency forwards, interest rate and cross currency swaps and European options.

Comprehensive Cash Management: Bancolombia provides support to its clients through efficient cash management. Bancolombia offers a portfolio of standard products that allows clients to make their payments and collections.

Foreign Currency:Bancolombia offers its clients specialized solutions to satisfy their investment, financing and payment needs with regard to foreign currency transactions.

Bancassurance and Insurance: Bancolombia has consolidated a comprehensive portfolio of insurance and pension banking products aimed at new market niches and focusing on building long-term relationships with clients. Through its branch network, Bancolombia offers various insurance products (life insurance, home insurance and personal accident insurance) from Compañía Suramericana de Seguros, one of the major insurance companies in Colombia and recently Bancolombia started offering unemployment insurance issued by Cardif Colombia Seguros Generales S.A. With respect to El Salvador, Banco Agricola offers a comprehensive portfolio of insurance products from Asesuisa (auto insurance, personal accident and health insurance, fire and associated perils insurance, cargo insurance, among others) and Asesuisa Vida (life insurance).

Brokerage Services: Bancolombia offers, through Valores Bancolombia, Suvalor Panama and Bursabac, brokerage and investment advisory services, covering various investment alternatives including equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

Investment Banking: Bancolombia offers, through Banca de Inversión an ample portfolio of value-added services that allow it to advise and assist companies from all economic sectors, including in areas relating to project finance, capital markets, capital investments, M&A, restructurings and corporate lending.

Asset Management and Trust Services : Bancolombia provides, through Fiduciaria Bancolombia, Valores Bancolombia and AFP Crecer S.A, asset management and trust products that include mutual funds, pension funds, administration and payment trusts, public trusts, real estate trusts, securitization and guarantee trusts.

NEW PRODUCTS OR SERVICES

Bancolombia continues its efforts to diversify and improve its product portfolio.  Below is a brief description of the new products and services introduced in 2009:

Credit Card Unemployment I nsurance:  Credit card unemployment insurance covers the monthly payments of the card holder for a specified amount of time in case of job loss, temporary disability or serious disease. The insurance policy is underwritten by Cardif Colombia S.A. and Bancolombia gets a fee for the distribution of this insurance product.

Mortgage Interest RateRelief: This product, designed for the purchase of new homes within specific price brackets, complements the interest rate subsidy offered by the Colombian government during 2009. The government subsidizes part of the interest rate during the first seven years of the loan and Bancolombia extends such subsidy to the remaining life of the loan.

Electronic Payment of Taxes to theDirección de Impuestos y Aduanas Nacionales(“DIAN”) (Colombia’s Tax A uthority): This service allows those taxpayers who are authorized by the DIAN to declare their taxes electronically, to make their payments through Bancolombia’s Virtual Branch instead of the physical branches.

Mi Casa con Remesas(“My Home with R emittances”):  A mortgage loan designed for residents of Colombia who are recipients of remittances from foreign countries.  This product was the result of the Bank’s participation in a project headed by the Interamerican Development Bank (“IDB”).  Bancolombia was co-executor of the project.

MAIN LINES OF BUSINESS

The principal lines of business of Bancolombia by operating segments are as follows:

Retail and Small Business Banking:The Bank’s Retail Banking segment provides a wide range of financial products and services to individuals and SMEs from both the public and private sectors (firms with annual sales of under COP 16,000 million) in Colombia and El Salvador. Bancolombia’s Retail and Small Business Banking segments serve a wide range of clients with different needs, goals and lifestyles.

Corporate and G overnmental   Banking: This segment provides commercial banking products and services to local and international companies with annual sales of more than COP 16,000 million in both the public and private sectors. The Bank’s strategy is to grow with these clients based on value-added, long-term relationships. In order to offer specialized services to clients engaged in a diverse spectrum of industries, the Bank’s sales force determines the needs and its challenges of each client and specializes in nine economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Media, Financial Services, Non-Financial Services, Construction, Government and Natural Resources.

Treasury: This segment is responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia. In addition, Bancolombia’s Economic Research Department is included in this division.

Offshore Commercial Banking:Bancolombia Panamá S.A., Bancolombia Cayman, Bancolombia Puerto Rico Internacional Inc. and Banco Agrícola (Panama) S.A. provide a complete line of offshore banking services to Colombian and Salvadorian customers, including loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these Subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

Leasing: This segment provides financial and operational leases, including cross-border and international leasing services to clients in Colombia as well as in Central America, Mexico and Brazil. Bancolombia offers these services through the following Subsidiaries: Leasing Bancolombia, Renting Colombia, Renting Perú S.A., Tempo Rent a Car S.A., Capital Investment Safi S.A, Suleasing International USA Inc., and Arrendadora Financiera S.A.

All Other Segments:  This segment provides the following products and services: (i) Investment Banking services for corporate customers in areas such as mergers and acquisitions, project finance, issuances of debt and equity securities and syndicated loan transactions (ii) Brokerage and Asset Management (iii) Trust, and Insurance (iv) Bancassurance and (v) Pension Fund Management.

B.2.	OPERATIONS

Year Ended December 31, 2009

			(COP million)
	Retail and Small Business Banking	Corporate and Governmental Banking	Treasury	Offshore Commercial Banking	Leasing	All other Segments	Total

Revenues from external customers	1,065,859	180,124	400	5,873	279,657	389,202	1,921,115

Revenues and expenses from transactions with other operating segments of the Bank	(10,689)	83,076	(16,239)	44,466	55,538	293,685	449,837
Interest income	2,747,688	1,844,529	545,433	293,393	801,989	561,043	6,794,075
Provision for loans losses	901,005	260,122	25,357	9,810	176,790	22,906	1,395,990

Year Ended December 31, 2008

			(COP million)
	Retail and Small Business Banking	Corporate and Governmental Banking	Treasury	Offshore Commercial Banking	Leasing	All other Segments	Total

Revenues from external customers	913,333	206,529	14,244	5,303	245,739	318,071	1,703,219

Revenues and expenses from transactions with other operating segments of the Bank	(11,117)	57,992	(5,175)	38,642	8,427	167,611	256,380
Interest income	2,730,204	1,839,523	602,931	260,652	848,623	1,024,001	7,305,934
Provision for loans losses	802,255	330,148	(11,261)	16,001	143,234	38,352	1,318,729
Year Ended December 31, 2007

			(COP million)
	Retail and Small Business Banking	Corporate and Governmental Banking	Treasury	Offshore Commercial Banking	Leasing	All other Segments	Total

Revenues from external customers	801,924	179,491	(2,302)	11,858	84,086	261,692	1,336,749

Revenues and expenses from transactions with other operating segments of the Bank	(10,844)	25,309	10,655	148,783	1,345	317,738	492,986
Interest income	2,019,666	1,385,482	507,934	299,067	624,606	424,687	5,261,442
Provision for loans losses	421,576	187,766	(14,634)	19,271	108,538	26,111	748,628

For more information on the segment disclosure, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP – x) Segment disclosure”.

The following table sets forth Bancolombia’s geographic revenues and long-term assets distribution as of December 31, 2009, 2008 and 2007:

	As of December 31,
	2009		2008		2007
	(COP million)
Geographic		Long-Term		Long-Term		Long-Term
Information	Revenues	Assets (1)	Revenues	Assets (1)	Revenues	Asset (1)

Colombia	7,683,556	1,715,504	7,558,997	1,718,190	5,540,069	1,202,108
Panama and Cayman Islands	274,620	8,964	260,282	10,476	515,749	10,242
Puerto Rico	36,047	180	39,191	238	51,765	164
Perú	21,755	25,441	8,319	22,453	357	6,706
El Salvador	847,198	147,397	759,587	148,422	774,026	143,658
USA	44,459	108	42,770	199	48,010	115

Total	8,907,635	1,897,594	8,669,146	1,899,978	6,929,976	1,362,993
Eliminations of intersegment operations	(449,837)	11	(256,380)	2,674	(492,986)	11
Total, net	8,457,798	1,897,605	8,412,766	1,902,652	6,436,990	1,363,004

(1)	Includes foreclosed assets, net and property, plant and equipment, net.

The following table summarizes and sets forth Bancolombia’s total revenue over the last three fiscal years:

	2009	2008	2007
	(COP million)
Revenues
Revenues (1)	9,165,027	9,265,533	7,091,177
Non-operating income (2)	(257,392)	(596,387)	(161,201)
Elimination of intersegment revenues	(449,837)	(256,380)	(492,986)
Total revenues for reportable segments(3)	8,457,798	8,412,766	6,436,990

(1)	Total revenues for reportable segments includes Revenues from external customers, revenues and expenses from transactions with other operating segments of the same enterprise and interest income.
(2)	Non-operating income represents other income classified as revenue for segment reporting purposes.
(3)	Total revenues for reportable segments include interest, fees, other services and other operating income.

B.3.	DISTRIBUTION NETWORK

Bancolombia provides its products and services through a traditional branch network, sales and customer representatives as well as through mobile branches (or “ Puntos de Atención Móviles ”), non-banking correspondents, an ATM network, online and computer banking, telephone banking, mobile phone banking services, and PACs, among others. In addition, as of December 31, 2009, Bancolombia had a sales force of approximately 11,600 employees and transactions effected through electronic channels represented more than 87% of all transactions in 2009.

The following are the distribution channels offered by Bancolombia as of December 31, 2009:

Branch Network

As of December 31, 2009, Bancolombia’s consolidated branch network consisted of 900 offices which included 859 from Bancolombia, 111 from Banagrícola and 65 from other subsidiaries.

Company	Number of branches 2009	Number of branches 2008

Bancolombia (unconsolidated)	713	717
Bancolombia Panamá	1	1
Bancolombia Miami	1	1
Leasing Bancolombia	12	10
Renting Colombia	4	4
Valores Bancolombia	8	7
Suvalor Panama	1	1
Banca de Inversión Bancolombia	2	2
Fiduciaria Bancolombia	6	6
Bancolombia Puerto Rico International Inc.	1	1
Factoring Bancolombia	5	5
Sufinanciamiento	8	8
Renting Peru S.A.C	1	1
RC Rent a Car S.A.S.	10	8
Inversiones CFNS	1	1
Banco Agrícola	101	107
Arrendadora Financiera S.A.	1	1
Credibac	1	-
Bursabac S.A. de C.V	1	1
AFP Crecer S.A.	6	6
Aseguradora Suiza Salvadoreña S.A.	1	1
Asesuisa Vida S.A.	1	1
Multienlace S.A.	-	-
Capital investments	1	-
Tempo Ltda	1	-
Leasing Peru	1	-
Total	889	890

Non-Banking Correspondents (“CNB”)

A CNB is a scheme which allows non-financial institutions such as stores open to the public, to provide financial services and transactions in towns where banks and financial institutions have limited or no presence. As of December 31, 2009, there were a total of 540 non-banking correspondents.

Puntos de Atención Móviles (“PAM”)

PAMs consist of commercial advisors who visit small towns periodically to offer Bancolombia’s products and services. As of December 31, 2009, there were a total of 484 PAMs.

Kiosks

Kiosks, used in El Salvador, are located inside the Bank’s agencies, malls, and other public places and are used to provide the Bank’s clients the possibility of conducting a variety of self-service transactions.  As of December 31, 2009, there were a total of 154 kiosks.

Automatic Teller Machines (“ATM”)

Bancolombia has a total of 2,669 ATMs, including 2,271 machines in Colombia and 398 ATMs in El Salvador.

Online/computer banking

We offer multiple online and computer based banking alternatives designed to fit the specific needs of our different client segments. Through a variety of platforms (computer and internet based solutions) our clients can review their account balances and monitor transactions in their deposit accounts, loans, and credit cards, make virtual term investments, access funds from pre-approved loans, make payroll and supplier payments, make purchases and bill payments, learn about products and services and complete other transactions in real time.

Telephone Banking

We provide customized and convenient advisory services to customers of all segments through automatic interactive voice reponse (“IVR”) operations and a 24x7 contact center.

Punto de Atención Cercano (“PAC”) or EFTPOS (“Electronic Funds Transfer at Point of Sale”)

Through our own network of 8,049 PACs our customers may carry out a variety of transactions including transfer of funds, bill payments, and changes to credit and credit card PINs.

Mobile Phone Banking Service:

Our clients can conduct a variety of transactions using their cell phones, including fund transfers between Bancolombia accounts, account balance inquiries, purchase of prepaid cell phone air time and payment of bills and invoices.

B.4.	COMPETITION

Description of the Colombian Financial System

Overview

In recent years, the Colombian banking system has been undergoing a period of consolidation given the series of mergers and acquisitions that have taken place within the sector.  More specifically, several mergers and acquisitions took place in 2005, including the Conavi/Corfinsura merger, the acquisition of Banco Aliadas by Banco de Occidente, the merger of Banco Tequendama and Banco Sudameris, as well as the merger of the Colmena and the Caja Social banks.  The trend towards mergers and acquisitions continued throughout 2006, with the completion of certain transactions first announced during 2005. These include the acquisition of Banco Superior by Davivienda, of Banco Granahorrar by BBVA Colombia and of Banco Unión by Banco de Occidente. Also during 2006, Banco de Bogota acquired Megabanco and Davivienda announced its acquisition of Bancafé.  In 2007, HSBC acquired Banitsmo and Bancolombia also completed the acquisition of Banagrícola in El Salvador. For more information on the acquisition of Banagrícola, see “Item 4. Information on the Company – 4.A. History and Development of the Company.” In 2008 the Royal Bank of Scotland (RBS) purchased the Colombian arm of ABN Amro Bank and General Electric (GE) Money acquired a 49.7% stake in Colpatria, with an option of increasing this stake by another 25% by 2012.

As of December 31, 2009, and according to the Superintendency of Finance, the principal participants in the Colombian financial system were the Central Bank, 18 commercial banks (ten domestic banks, seven foreign banks, and one state-owned bank), three finance corporations and 28 financing companies (10 leasing companies and 18 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

The Financial Reform Act of 2009 (Law 1328 passed July 15, 2009) also made important advances towards a multi-banking framework. This new legislation authorized banks to provide merger and acquisition loans and allowed them to conduct financial leasing operations. As a result, some competitors have absorbed their financial leasing subsidiaries into their banking franchises.

Financial System Evolution in 2009

According to the Superintendency of Finance, the Colombian financial system’s loan portfolio increased 1.9% in 2009, down from 18.2% in 2008. This slowdown in the credit market mostly affected commercial loans which grew more slowly, increasing 0.14% in 2009 compared with 21.6% in 2008. Consumer loans for Colombia’s financial system grew at a lower rate in 2009, going from 11.5% in 2008 to 1.7% in 2009. The Colombian government’s subsidized interest rate program for new housing loans, which was implemented in the second quarter of 2009, led to year-end growth of 11.1%, or 67 basis points higher than the previous year. The financial system’s mortgage loan portfolio Microcredit loans were vibrant during the year, growing at annual rate of 24.2%.

The banking system’s level of past due loans as a percentage of the total loan portfolio increased slightly throughout the year, going from 4.04% in December 2008 to 4.11% for the same month in 2009. In addition, coverage, measured as the ratio of allowances to past due loans, ended 2009 at 136.5%, compared with 120.5% at the end of 2008.

During 2009, there was a re-composition of the financial system’s assets in favor of the investment portfolio. Loans decreased from 64.6% of total assets at the end of 2008 to 60.2% at the end of 2009.  The investment portfolio as a percentage of total assets increased from 18.1% at the end of 2008 to 21.8% at the end of 2009.

As of December 2009, the Colombian financial sector recorded COP 232 trillion in total assets, representing an 8.8% increase as compared to the same period in 2008.  The Colombian financial system’s total composition of assets shows banks with a market share of 87.23%, followed by financing companies with 9.82% and financial corporations with 2.95%.

As of December 31, 2009, the capital adequacy ratio (tier 1 + tier 2) for credit institutions was 14.7% (including banks, finance corporations and financing companies), which is well above the minimum legal requirement of 9%.

Bancolombia and its Competitors

The following table shows the key profitability, capital adequacy ratios and loan portfolio quality indicators for Bancolombia and its main competitors, as published by the Superintendency of Finance. It is important to note that, in the case of mortgages, past due loans used in the calculation shown below incorporate the past due installments, instead of the complete mortgage balance, whenever a mortgage is due in less than 120 days.

	ROE*		ROA**		Past due loan/ Total loans		Allowances/ Past due loans		Capital Adequacy
	Dec-09	Dec-08	Dec-09	Dec-08	Dec-09	Dec-08	Dec-09	Dec-08	Dec-09	Dec-08
Bancolombia (unconsolidated)	14.4%	17.7%	2.4%	2.6%	3.13%	3.07%	184.51%	164.36%	17.3%	14.8%
Banco de Bogota	18.4%	23.2%	2.5%	2.6%	2.92%	2.50%	135.24%	137.01%	12.8%	10.3%
Davivienda	16.8%	17.8%	1.8%	1.9%	3.48%	4.01%	176.16%	147.41%	12.4%	13.3%
BBVA	18.1%	20.2%	1.9%	1.8%	5.03%	4.24%	112.87%	102.00%	12.4%	11.0%
Banco de Occidente	18.6%	24.0%	2.6%	2.6%	3.94%	3.99%	143.66%	132.68%	11.1%	10.6%
Banco Popular	23.0%	26.2%	2.8%	2.6%	3.20%	2.81%	145.25%	158.68%	12.7%	12.9%
Citibank	17.5%	15.5%	3.0%	2.6%	6.08%	6.03%	117.74%	107.69%	16.8%	14.5%

Source:  Superintendency of Finance.
*	ROE is return on average stockholders’ equity.
**	ROA is return on average assets.

In 2009, Bancolombia ranked first in Colombia and El Salvador in terms of assets, deposits, stockholders’ equity and net income.

The following charts illustrate the market share of Bancolombia and its main competitors with respect to various key products, based on figures published by the Superintendency of Finance for the years ended December 31, 2009, 2008 and 2007:

Total Net Loans
Market Share

Total Net Loans – Market Share %	2009	2008	2007

Bancolombia	20.29	21.99	21.70
Bogotá	14.46	14.69	14.09
Davivienda	13.29	11.93	12.22
BBVA	9.53	11.30	11.11
Occidente	6.37	6.52	6.69
Popular	5.41	4.76	4.92
Citibank	2.95	3.39	4.00

S ource:  Ratios are calculated by Bancolombia based on figures published by the Superintendency of Finance.

Checking Accounts
Market Share

Checking Accounts – Market Share %	2009	2008	2007

Bancolombia	22.19	22.12	22.61
Bogotá	18.33	19.28	19.15
Occidente	14.65	13.78	14.15
BBVA	10.16	8.97	9.91
Davivienda	9.47	9.38	9.84
Popular	4.24	5.28	4.76
Citibank	2.69	2.47	2.56

Source:  Ratios are calculated by Bancolombia based on figures published by the Superintendency of Finance.

Time Deposits
Market Share

Time Deposits – Market Share %	2009	2008	2007

Bancolombia	17.51	15.54	15.09
Bogotá	15.72	14.22	12.95
Davivienda	13.03	12.56	14.57
BBVA	7.11	13.94	10.73
Citibank	4.96	4.31	5.78
Popular	4.27	4.27	3.33
Occidente	4.12	4.25	3.77

Source:  Ratios are calculated by Bancolombia based on figures from the Superintendency of Finance.

Saving Accounts
Market Share

Saving Accounts – Market Share %	2009	2008	2007

Bancolombia	20.47	21.59	19.95
Bogotá	15.05	13.24	12.26
Davivienda	13.26	12.58	13.24
BBVA	10.98	11.40	13.88
Popular	7.84	7.45	6.87
Occidente	6.99	6.95	6.57
Citibank	3.07	2.82	3.07

Source:  Ratios are calculated by Bancolombia based on figures from the Superintendency of Finance.

Description of the Salvadorian Financial System

As of December 31, 2009, the Salvadorian financial system was comprised of 13 institutions (nine commercial banks, two state owned banks and two foreign banks).

The total Salvadorian financial system assets amounted to U.S. $13.1 billion in 2009, decreasing 4.3% as compared to the previous year. As of December 31, 2009, loans represented 65.1% of total assets in the Salvadorian financial system, while investments represented 14.2% and cash and due from banks represented 15.8%.

Banco Agrícola and its Competitors

In 2009, Banco Agrícola continued to lead the Salvadorian financial system and ranked first in terms of assets and profits. The following table shows the market share for the main institutions of the Salvadorian financial system for the year ended December 31, 2009:

		MARKET SHARE
	Assets	Stockholders’ Equity	Loans	Deposits	Profits
Banco Agrícola	30.5%	31.7%	30.4%	30.7%	100.0%
Citi	20.1%	25.1%	17.9%	19.7%	(39.8)%
HSBC	14.6%	15.5%	14.4%	14.4%	7.0%
Scotiabank	15.6%	15.1%	17.6%	15.5%	10.9%
BAC	8.8%	7.7%	9.4%	8.8%	12.4%
Others	10.3%	9.7%	10.4%	11.0%	9.6%

Source: ABANSA ( Asociación Bancaria Salvadoreña).

B.5.	SUPERVISION AND REGULATION

Colombian Banking Regulators

Pursuant to the Colombian Constitution of 1991, Colombia’s National Congress has the power to prescribe the general framework within which the government may regulate the financial system. The governmental agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank, the Colombian Ministry of Finance and Public Credit (“Ministry of Finance”) and the Superintendency of Finance.

Central Bank

The Central Bank exercises the customary functions of a national central bank, including price stabilization, legal currency issuance, regulation of currency circulation, credit and exchange rate monitoring and administration of international reserves. Its board of directors is the regulatory authority for monetary, currency exchange and credit policies and is responsible for the direction and execution of the Central Bank’s duties.  The Central Bank also acts as a lender of last resort to financial institutions. Pursuant to the Colombian Constitution of 1991, the Central Bank has autonomy from the government in the formulation of monetary policy and for administrative matters.

Ministry of Finance and Public Credit

The Ministry of Finance designs, coordinates, regulates and executes economic policy, in order to insure the proper administration of public finances for the economic and social development of the country. As part of its duties, the Ministry of Finance issues decrees and regulations related to financial, taxation, customs, public credit and budgetary matters that may affect banking operations in Colombia.

Superintendency of Finance

The Superintendency of Finance is a technical branch of the Ministry of Finance that acts as the inspection, supervision and control authority of the financial, insurance and securities exchange sectors and any other activities related to the investment or management of the public’s savings. Financial institutions must obtain the authorization of the Superintendency of Finance before initiating operations. As a financial institution, Bancolombia and its Colombian Subsidiaries that are financial entities, finance corporations, commercial finance companies, trust companies and brokerage firms, are each subject to the supervision and regulation of the Superintendency of Finance.

Regulatory Framework for Colombian Banking Institutions

The basic regulatory framework for the operation of the Colombian financial sector is set forth in Decree 663 of 1993, modified among others, by Law 510 of 1999, Law 546 of 1999, Law 795 of 2003 and Law 964 of 2005. Laws 510 and 795 substantially modified the control, regulation and surveillance powers of the Superintendency of Banking (now Superintendency of Finance). Law 510 also streamlined the procedures for the Fondo de Garantías de Instituciones Financieras(“Fogafin”), an agency that assists troubled financial institutions and intervenes on behalf of economically troubled companies. Law 546 of 1999 was enacted in order to regulate the system of long-term home loans. Afterwards, Law 795 was enacted with the main purpose of broadening the scope of activities to be performed by financial institutions and to update Colombian regulations with the latest principles of the Basel Committee. Law 795 also increased the minimum capital requirements in order to incorporate a financial institution and authorized the Superintendency of Finance to take precautionary measures, consisting mainly in interventions with respect to financial institutions whose capital falls below certain thresholds.  In order to implement and enforce the provisions related to Colombia’s financial system, the Superintendency of Finance and the board of directors of the Central Bank issue periodic circulars and resolutions. By means of External Circular 007 of 1996, as amended, the Superintendency of Finance compiled all the rules and regulations applicable to financial institutions.  Likewise, by means of External Circular 100 of 1995, as amended (“Basic Accounting Circular”), the Superintendency of Finance compiled all regulations applicable to the accounting and financial treatment of banking financial institutions.

On July 15, 2009, Law 1328 was enacted, which integrated the financial consumer protection rules in one single body. This law established principles that govern relations between consumers and financial institutions, consumers’ rights and duties, as well as special obligations and liabilities for financial institutions. It also established rules regarding information that must be given to financial consumers and listed certain conducts that are considered abusive practices that are forbidden to financial institutions. In addition, Law 1328 ordered financial institutions to develop consumer education campaigns and programs. Law 1328, also made important advancements toward a multi-banking framework, and authorized banks to (i) provide loans for mergers and acquisitions activity and (ii) conduct operational and financial leasing operations, directly (Banks participated in the financial leasing business through subsidiaries).

Colombian commercial banks, finance corporations and finance companies are required to report to the Central Bank, on a weekly basis, data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank calculates the Tasa de Captaciones de Corporaciones Financieras(“TCC”) and the Depósitos a Término Fijo (“DTF”) rates, which are published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The Central Bank also calculates the  Indicador Bancario de Referencia  (“IBR”), which acts as a reference of overnight and one-month interbank loans, based on quotations submitted on every business day by eight participating banks to the Central Bank.

Capital Adequacy Requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 1720 of 2001, as amended) are based on the Basel Committee standards. The capital adequacy requirements establish four categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets.

Technical Capital for the purposes of the capital adequacy requirements consists of basic capital (“Primary Capital” or Tier 1) and additional capital (“Secondary Capital” or Tier 2) (collectively, “Technical Capital”). Primary Capital consists mainly of: (i) outstanding and paid-in capital stock; (ii) legal and other reserves; (iii) profits retained from prior fiscal years; (iv) the total value of the reappraisal of equity account ( revalorización del patrimonio ) (if positive) and of the foreign currency translation adjustment account ( ajuste por conversi ón de estados financieros); (v) current fiscal year profits in a proportion equal to the percentage of prior fiscal year profits that were capitalized, or allocated to increase the legal reserve, or all profits that must be used to cover accrued losses; (vi) any shares held as guarantee by Fogafin when the entity is in compliance with a recovery program aimed at bringing the Bank back into compliance with capital adequacy requirements (if the Superintendency of Finance establishes that such recovery program has failed, these shares shall not be taken into account when determining the Primary Capital); (vii) subordinated bonds issued by financial institutions and subscribed by Fogafin when they comply with the capital adequacy requirements; (viii) the part of the surplus capital account from donations that complies with the capital adequacy requirements; (ix) the value of declared dividends to be paid in shares; and (x) the value of the liabilities owed by minority interests.

Items deducted from Primary Capital include: (i) any prior or current period losses; (ii) the total value of the capital revaluation account (if negative); (iii) accumulated inflation adjustment on non-monetary assets (provided that the respective assets have not been transferred); (iv) investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by entities (excluding subsidiaries) subject to the supervision of the Superintendency of Finance excluding appraisals and investments in Finagro credit establishments and investments undertaken pursuant to article 63 of Decree 663 of 1993, subject to the conditions set forth in the regulation; and (v) investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by foreign financial institutions where the investor directly or indirectly holds at least 20% of the capital of said institution (excluding subsidiaries). This amount includes foreign currency translation and excludes appraisals.

Secondary Capital consists of other reserves and retained earnings, which are added to the Primary Capital in order to establish the total Technical Capital. Secondary Capital includes: (i) 50% of the accumulated inflation adjustment of non-monetary assets (provided that such assets have not been disposed of); (ii) 50% of asset reappraisal (excluding revaluations of foreclosed assets or assets received as payment of credits); (iii) mandatory convertible bonds effectively subscribed and paid, with maturities of up to five years, provided that the terms and conditions of their issuance were approved by the Superintendency of Finance and subject to the conditions set forth by the Superintendency of Finance; (iv) subordinated monetary obligations as long as said obligations do not exceed 50% of Primary Capital and comply with additional requirements stated in the regulations; (v) the part of the surplus capital account from donations in compliance with the requirements set forth in the applicable regulation; and (vi) general allowances made in accordance with the instructions issued by the Superintendency of Finance.The following items are deducted from Secondary Capital: (i) 50% of the direct or indirect capital investments (in entities subject to the supervision of the Superintendency of Finance excluding subsidiaries) and mandatory convertible bonds reappraisal, in compliance with the requirements set forth in the applicable regulation; (ii) 50% of the direct or indirect capital investments (excluding subsidiaries) and mandatory convertible bonds reappraisal, of foreign financial entities with respect to which the Bank’s share is or exceeds 20% of the entity’s subscribed capital and (iii) the value of the devaluation of equity investments with low exchange volume or which are unquoted.

In computing Technical Capital, Secondary Capital may not exceed the total amount of Primary Capital.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2009:

	As of December 31, 2009		As of December 31, 2008
	(COP million, except percentages)

Subscribed capital	COP	460,684	COP	460,684
Legal reserve and other reserves		4,697,355		3,975,021
Unappropriated retained earnings		106,380		135,292
Net Income		648,786		594,083
Subordinated bonds subscribed by Fogafin		2,449		4,897
Less:
Long - term investments		(91,808)		(79,678)
Non - monetary inflation adjustment		(97,527)		(118,544)
Primary capital (Tier I)	COP	5,726,319	COP	4,971,755

Reappraisal of assets	COP	201,329	COP	162,932
Provision loans		35,899		97,034
Non-monetary inflation adjustment		53,457		63,967
Subordinated bonds		1,269,292		949,936
Computed secondary capital (Tier II)	COP	1,559,977	COP	1,273,869
Primary capital (Tier I)	COP	5,726,319	COP	4,971,755
Secondary capital (up to an amount equal to primary capital) (Tier II)		1,559,977		1,273,869
Technical Capital	COP	7,286,296	COP	6,245,624

Capital ratios
Primary capital to risk-weighted assets (Tier I)		10.40%		8.95%
Secondary capital to risk-weighted assets (Tier II)		2.83%		2.29%
Technical capital to risk-weighted assets		13.23%		11.24%

Risk-weighted assets including market risk	COP	55,084,655	COP	55,542,485

As of December 31, 2009, the Bank’s technical capital ratio was 13.23%, exceeding the requirements of the Colombian government and the Superintendency of Finance by 423 basis points. As of December 31, 2008, the Bank’s technical capital ratio was 11.24%. Higher retained earnings and additional capital generated by operations primarily explain the increase in the capital adequacy ratio during the year.

Liquidity risks and market risks are currently governed by the Basic Accounting Circular, issued by the Superintendency of Finance.  Since January 2002, Colombian banks have been required to calculate a VaR (value at risk) which is considered in the Bank’s solvency calculation with a methodology provided by the Superintendency of Finance in accordance with Decree 1720 of 2001.  Future changes in VaR requirements could have a material impact on the Bank’s operations. According to the Superintendency of Finance, the financial institutions must maintain a ratio between its Technical Capital and credit/market risk-weighted assets of more than 9%.

Bancolombia’s loan portfolio, net of provisions, is 100% weighted as risk-weighted assets.

Foreign Currency Position Requirements

Colombia’s Central Bank regulates the amount of currency exposure permitted to financial institutions as part of the measures that control and limit the economy’s aggregate currency mismatch.

Among others, Colombia’s central bank regulations provide that the average of a bank’s foreign currency long position for the last three business days cannot exceed the equivalent in pesos of 20% of the bank’s Technical Capital. In the case of short positions, currency exchange intermediaries such as Bancolombia are permitted to hold a three business days’ average short Foreign Currency Position not exceeding the equivalent in pesos of 5% of its Technical Capital. Any breach of such regulations results in penalties that are payable after the first business day. Foreign Currency Position ( posición propia en moneda extranjera ) is defined as the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), realized or contingent, including those that may be sold in Colombian legal currency. Regarding Foreign Currency Position in cash ( posición propia de contado en moneda extranjera), which is defined as the difference between all foreign currency-denominated cash assets and liabilities, there are restrictions that provide that a bank’s last three business days’ average foreign currency long position in cash cannot exceed 50% of the bank’s Technical Capital and that the Foreign Currency Position in cash cannot be negative (short). There are additional restrictions with regard to gross position of leverage, which is defined as the sum of (i) the value of term contracts denominated in foreign currency; (ii) the value of transactions denominated in foreign currency to be settled within two days in cash and (iii) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. The gross position of leverage cannot exceed 550% of the Technical Capital of a bank.

Reserve Requirements

Commercial banks are required by the Central Bank’s board of directors to satisfy reserve requirements with respect to deposits. Such reserves are held by the Central Bank in the form of cash deposits and the required amounts vary. According to the Central Bank’s board of directors’ Resolution 5 of 2008 and Resolution 11 of 2008, the reserve requirements for Colombian banks as of December 31, 2009 are:

Ordinary Reserve Requirements %
Private demand deposits	11.0
Government demand deposits	11.0
Other deposits and liabilities	11.0
Savings deposits	11.0
Time deposits (1)	4.5

(1)  4.5 % for deposits with maturities fewer than 540 days and 0% for deposits with maturities above 540 days.

Foreign Currency Loans

According to regulations issued by the Central Bank, every Colombian resident and institution borrowing funds in foreign currency must post with the Central Bank a non-interest bearing deposit for a percentage of the respective indebtedness during a term specified by the Central Bank’s board of directors.

Pursuant to Resolution 10 of October 9 of 2008 of the board of directors of the Central Bank, the percentage of deposit required for the foreign capital portfolio investments is now zero percent (0%).

Non-Performing Loan Allowance

The Superintendency of Finance has issued guidelines on non-performing loan allowances for Colombian credit institutions. See “Item 4. Information on the Company – E. Selected Statistical Information – E.4. – Summary of Loan Loss Experience – Allowance for Loan Losses”.

Lending Activities

Through the issuance of Decrees 2360 and 2653 of 1993, as amended, the Colombian government set the maximum amounts that each financial institution may lend to a single borrower. These maximum amounts may not exceed 10% of a commercial bank’s Technical Capital. The limit is raised to 25% when any amounts lent above 5% of Technical Capital are secured by guarantees that comply with the financial institutions’ guidelines, in accordance with the requirements set forth in Decrees 2360 and 2653. Also, according to Decree 1886 of 1994, a bank may not make a loan to any stockholder that holds directly more than 10% of its capital stock for one year after such stockholder reaches the 10% threshold. In no event may a loan to a stockholder holding directly or indirectly 20% or more of a bank’s capital stock exceed 20% of a bank’s Technical Capital. In addition, no loan to a single financial institution may exceed 30% of a bank’s Technical Capital, with the exception of loans funded by Colombian development banks which have no limit. As of December 31, 2009, the Bank’s lending limit per borrower on an unconsolidated basis was COP 655,111 million for unsecured loans and COP 1,637,777 million for secured loans. If a financial institution exceeds these limits, the Superintendency of Finance may impose a fine up to twice the amount by which any such loan exceeded the limit at such date, the Bank was in compliance with these limitations.

Decree 2360 set a maximum limit for risk concentrated in one single party, equivalent to 30% of a bank’s Technical Capital, the calculation of which includes loans, leasing operations and equity and debt investments.

Interest Rate Caps or Limitations

In Colombia no person or institution can charge an interest rate greater than one and a half times the financial system’s ordinary interest rate, which is calculated and certified by the Superintendency of Finance every three months. Banks that charge greater interest rates than the ones mentioned above would commit a crime and would be forced to reverse interests charged in excess of the permitted rate. As of March 2010, the interest rate cap was 24.21% for consumer and ordinary loans and 33.93% for microcredit.

Ownership Restrictions

The Bank is organized as a stock company ( sociedad anónima), and its corporate existence is subject to the rules applicable to commercial companies, principally the Colombian Commerce Code and Law 222 of 1995. Pursuant to Decree 663 of 1993 (as amended by Law 795 of 2003) any transaction resulting in an individual or corporation holding 10% or more of any class of capital stock of any Colombian financial institution is subject to the prior authorization of the Superintendency of Finance, including in the case of Bancolombia, transactions resulting in holding ADRs representing 10% or more of the outstanding stock of Bancolombia. Transactions entered into without the prior approval of the Superintendency of Finance are null and void and cannot be recorded in the institution’s stock ledger. These restrictions apply equally to Colombian and foreign investors.

In addition, pursuant to Article 1.2.5.6 of Resolution 400 of 1995, as amended, issued by the former Superintendency of Finance, any entity or group of entities ultimately representing the same beneficial owner, directly or through one or more intermediaries, may only become the beneficial owner of more than 25% of the outstanding common stock of a company that is publicly traded in Colombia by making a tender offer directed to all holders of the common stock of that company, following the procedures established by the Superintendency of Finance. Moreover, any beneficial owner of more than 25% of the outstanding common stock of a company who wants to acquire additional common stock of the company representing more than 5% of the company’s outstanding common stock may only do so by making a tender offer directed to all holders of the company’s common stock in accordance with the procedures established by the Superintendency of Finance.  These requirements need not be met if (i) the purchase is approved by 100% of the holders of the outstanding capital stock of the company; (ii) the purchaser acquires the percentages indicated above through a public stock auction made on the Colombian Stock Exchange; (iii) the company reacquires its own shares; or (iv) when the company issues common stock, among others pursuant to Article 1.2.5.7 of Resolutions 400 of 1995, as amended, of the Superintendency of Finance. Any transaction involving the sale of publicly-traded stock of any Colombian company, including any sale of the Bank’s preferred shares (but not a sale of ADRs) for the peso-equivalent of 66,000 UVRs or more must be effected through the Colombian Stock Exchange.

Intervention Powers of the Superintendency of Finance – Bankruptcy Considerations

Pursuant to Colombian Banking Law, the Superintendency of Finance has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure.

Accordingly, the Superintendency of Finance may (i) intervene in a bank’s business prior to the liquidation of the bank, by taking precautionary measures ( medidas cautelares) in order to prevent the bank from incurring in a cause for the taking of possession by the Superintendency of Finance or (ii)  take possession of the bank ( toma de posesión ) (“Taking of Possession”), to either administer the bank or order its liquidation, depending on how critical the Superintendency of  Finance believes situation to be.

During the Taking of Possession (which period ends when the liquidation process begins), Colombian Banking Laws prevent any creditor of the bank from: (i) initiating any procedure for the collection of any amount owed by the Bank; (ii) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations; (iii) registering a lien or attachment over any of the assets of the bank to secure payment of any of its obligations; or (iv) making any payment, advance or compensation or assume any obligation on behalf of the bank, with the funds or assets that may belong to it and are held by third parties, except for payments that are made by way of set-off between regulated entities of the Colombian financial and insurance systems. In the event that the bank is liquidated, the Superintendency of Finance must, among other measures, provide that all term obligations owed by the bank are due and payable as of the date when the order to liquidate becomes effective.

Troubled Financial Institutions – Deposit Insurance

In response to the crisis faced by the Colombian financial system during the early 1980s, the Colombian government created Fogafin in 1985. Subject to specific limitations, Fogafin is authorized to provide equity (whether or not reducing the par value of the recipient’s shares) and/or secured credits to troubled financial institutions, and to insure deposits of commercial banks and certain other financial institutions. In 1998 and 1999, to address the adverse effects of the economic crisis, Law 550 ( Ley de Reactivación Económica ), Law 546 ( Ley de Vivienda), External Circular 039 and External Circular 044 were also adopted. These regulations sought to aid the recovery of the Colombian economy, by helping troubled companies. At the same time, these regulations had some influence on the Bank’s credit policies with regard to troubled companies. In order to protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 1988 of the board of directors of Fogafin, as amended, requires mandatory deposit insurance.

Anti-Money Laundering Provisions

The regulatory framework in Colombia to prevent and control money laundering is based on  requirements promulgated by the Financial Task Force on Money Laundering (“FATF”). The former rules emphasise “know your customer” policies as well as complete knowledge by financial institutions of their users and markets. They also establish processes and parameters to identify and monitor the financial institution’s customers,  unusual operations and to report suspicious operations to the UIAF (Unidad de Informacion y Analisis Financiero).

The Colombian regulations include procedures to protect financial institutions from being used directly by stockholders, executives and depositors in money laundering activities, for channeling funds for terrorist activities, or for the concealment of assets from such activities and set forth detailed requirements for monitoring these risks. These regulations regarding prevention and control of money laundering are applicable to the Bank and its Subsidiaries.

Additionally, Colombian regulations has criminal rules and regulations to prevent, control, detect, eliminate and judge all matters related to financing terrorism and money laundering. These criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Regulatory Framework for Subsidiaries Not participant of the Financial Sector

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

Individuals or corporations that wish to hold an interest greater than 10% or more of the capital stock of any Colombian financial institution requires prior authorization from the Superintendency of Finance.

Pursuant to Colombian banking regulations, any transaction resulting in an individual or a corporation holding 10% or more of the capital stock of any Colombian financial institution requires prior authorization from the Superintendency of Finance, including, in the case of the Bank, transactions in ADRs representing 10% or more of the Bank’s outstanding stock. Transactions entered into without the prior approval of the Superintendency of Finance are null and void, and cannot be recorded in the relevant institution’s stock ledger. In addition to the above restrictions, pursuant to Colombian securities regulations, any transaction involving the sale of publicly-traded stock of any Colombian company, including any sale of preferred shares (but not a sale of ADRs) or common shares, for the equivalent of 66,000 UVRs or more, must be effected through the Bolsa de Valores de Colombia (the Colombian Stock Exchange).

Banking Regulation of El Salvador

The Salvadorian Superintendency of Finance is the entity responsible for the surveillance, inspection and control of the banking activity in El Salvador.

Pursuant to Article 3 of Decree 628  of 1997, the Salvadorian Superintendency of Finance: (i) fulfills and enforces the laws, regulations and other legal provisions applicable to the central bank of El Salvador and the other entities subject to its surveillance; (ii) issues the set of laws or regulations to be followed by the institutions under its control; (iii) authorizes the establishment, operation, intervention and closure of banks, savings and loan associations, insurance companies and other entities as established by law (iv) supervises and examines the operations of the institutions under its control and (v) oversees compliance with law.

Banking Law of El Salvador

The Legislature of the Republic of El Salvador establishes the banking law through Decree 697 of 1999, which regulates the financial intermediation and other operations performed by the banks.

The banks are required to establish a reserve requirement, set by the Salvadorian Superintendency of Finance in accordance to the deposits and obligations of such bank.

Since January 2010, a new regulation for the credit card system was established by the Legislative Body of El Salvador. This law regulates the relations between all participants in the system, including the state. The Salvadorian Banking Superintendency and the Competitive Superintendency are both responsible to oversee the implementation of the Law.

This law prohibits issuers of credit cards from introducing provisions such as the ability to: (i) unilaterally modify the terms of the credit card agreement; (ii) charge different fees for the same service; (iii) impose fees to the cardholder associated with the issuer’s efforts in conducting safety measures in case of loss, theft or card expiration; (iv) force the cardholder to purchase a service that is not related to the use of credit cards; and (v) capitalize overdue interest or fees into the outstanding balance used to calculate interest payments.

Monetary Integration Law of El Salvador

Since November 2000, El Salvador has used the U.S. dollar as its legal currency. The transition from the Colon (former currency) was enacted by the Monetary Integration Law. This law established a fixed exchange rate of 8.75 Colones per U.S. dollar. The Colon continues to have unrestricted legal circulation, but the central bank has been replacing it with the U.S. dollar any time colon bills and coins are presented for transactions.

Since the implementation of the Monetary Integration Law, all financial operations, such as bank deposits, loans, pensions, issuance of securities and any other made through the financial system, as well as the accounting records, must be expressed in U.S. dollars. The operations or transactions of the financial system made or agreed in colones before the effective date of the Monetary Integration Law are expressed in U.S. dollars at the exchange rate established in such law.

B.6.	RAW MATERIALS

The Bank on a consolidated basis is not dependent on sources or availability of raw materials.

B.7.	PATENTS, LICENSES AND CONTRACTS

The Bank is not dependent on patents or licenses, nor is it dependent on any industrial, commercial or financial contract individually considered (including contracts with customers or suppliers).

B.8.	SEASONALITY OF DEPOSITS

Historically, the Bank has experienced some seasonality in its demand deposits, with higher average balances at the end of the year and lower average balances in the first quarter of the year.  This behavior is explained primarily by the increased liquidity provided by the Central Bank at year end, as economic activity tends to be higher during this period resulting in a greater number of transactions. However, we do not consider the seasonality of demand deposits to have a significant impact on our business.

C.	ORGANIZATIONAL STRUCTURE

The following are Bancolombia’s main subsidiaries:

The following is a list of Bancolombia’s subsidiaries as of December 31, 2009:

SUBSIDIARIES

Entity	Jurisdiction of Incorporation	Business	Shareholding directly and indirectly
Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing	100%
Leasing Perú S.A	Perú	Leasing	100%
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria.	Colombia	Trust	98.81%
Fiduciaria GBC S.A.	Perú	Trust	98.82%
Bancolombia Panamá S.A.	Panama	Banking	100%
Bancolombia Caymán S.A.	Cayman Islands	Banking	100%
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100%
Sinesa Holding Company Ltda.	British Virgin Islands	Investments	100%
Future Net S.A	Panama	E-commerce	100%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment Banking	100%
Inmobiliaria Bancol S.A.	Colombia	Real estate broker	99.03%
Valores Simesa S.A.	Colombia	Investments	69.66%
Todo 1 Colombia S.A.	Colombia	E-commerce	89.92%
Compañía de Financiamiento Sufinanciamiento S.A.	Colombia	Financial services	99.99%
Renting Colombia S.A.	Colombia	Operating leasing	80.50%
Renting Perú S.A.C.	Perú	Operating leasing	80.60%
RC Rent a Car S.A.S	Colombia	Car Rental	80.50%
Capital Investments SAFI S.A.	Perú	Trust	80.60%
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Perú	Car Rental	80.60%
Transportempo S.A.S.	Colombia	Transportation	80.50%
Suleasing Internacional USA Inc	USA	Leasing	100%
Inversiones CFNS Ltda.	Colombia	Investments	100%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100%

Entity	Jurisdiction of Incorporation	Business	Shareholding directly and indirectly
Valores Bancolombia Panamá S.A.	Panama	Securities brokerage	100%
Suvalor Panamá Fondo de Inversión S.A.	Panama	Holding	100%
Bancolombia Puerto Rico Internacional, Inc	Puerto Rico	Banking	100%
Inversiones Valores y Logística S.A. “En Liquidación”	Colombia	Investments	98.25%
Factoring Bancolombia S.A. Compañía de Financiamiento	Colombia	Financial services	100%
Patrimonio Autónomo CV Sufinanciamiento	Colombia	Loan management	100%
Banagrícola S.A.	Panama	Investments	99.16%
Banco Agrícola Panamá S.A.	Panama	Banking	99.16%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.87%
Banco Agrícola S.A.	El Salvador	Banking	97.28%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.29%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.28%
Bursabac S.A. de C.V.	El Salvador	Securities brokerage	98.87%
AFP Crecer S.A.	El Salvador	Pension fund	98.96%
Asesuisa S.A.	El Salvador	Insurance company	96.07%
Asesuisa Vida S.A.	El Salvador	Insurance company	96.07%

D.	PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2009, the Bank owned COP 1,816.94 billion in property, plant and equipment (including assets that are part of our operating leasing business). COP 800.93 billion correspond to land and buildings, of which approximately 98.12% are used for administrative offices and branches in 58 municipalities in Colombia and 25 municipalities in El Salvador. COP 221.13 billion correspond to computer equipment, of which 65.30% relate to the central computer and servers of Bancolombia and the rest are PCs, ATMs, telecommunications equipment and other equipment.

In addition to its own branches, the Bank occupies 482 rented offices.

The Bank does not have any liens on its property.

E.	SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Bank’s consolidated financial statements as well as Item 5. Operating and Financial Review and Prospects. This information has been prepared based on the Bank’s financial records, which are prepared in accordance with Colombian GAAP and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP.  See Note 31 to the Bank’s consolidated financial statements as of December 31, 2009 included in this Annual Report for a summary of the significant differences between Colombian GAAP and U.S. GAAP.

The consolidated selected statistical information for the years ended  December 31, 2005 and December 31, 2006 includes the selected statistical information of Bancolombia and its subsidiaries, without reflecting any pro-forma calculation of the effect of Banagrícola’s acquisition, while consolidated selected statistical information for the years ended  December 31, 2007, December 31, 2008 and December 31, 2009 corresponds to the Bank and its Subsidiaries, including all additional subsidiaries acquired as a result of the Banagrícola acquisition.

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

Average balance sheet

The following tables show for the years ended December 31, 2009, 2008 and 2007, respectively: (i) average annual balances calculated using actual month-end balances for all of the Bank’s assets and liabilities; (ii) interest income and expense amounts; and (iii) nominal interest rates for the Bank’s interest-earning assets and interest-bearing liabilities.

In addition, the interest rate subtotals are based on the weighted average of the average peso-denominated and U.S. dollar-denominated balances.

	Average Balance Sheet and Income from Interest-Earning Assets for the Fiscal Years Ended December 31,
	2009			2008			2007
	Average Balance	Interest Earned	Average Nominal Interest Rate	Average Balance	Interest Earned	Average Nominal Interest Rate	Average Balance	Interest Earned	Average Nominal Interest Rate
	(COP million, except percentages)

ASSETS
Interest-earning assets
Overnight funds (2)
Peso-denominated	823,303	59,257	7.2%	428,144	46,198	10.8%	120,768	8,251	6.8%
U.S. Dollar-denominated	1,155,871	15,612	1.4%	649,167	38,869	6.0%	828,449	86,761	10.5%
Total	1,979,174	74,869	3.8%	1,077,311	85,067	7.9%	949,217	95,012	10.0%
Investment securities
Peso-denominated	5,461,175	647,324	11.9%	4,387,502	406,802	9.3%	3,769,877	302,408	8.0%
U.S. Dollar-denominated	2,210,185	81,234	3.7%	1,705,124	24,787	1.5%	1,534,254	114,236	7.4%
Total	7,671,360	728,558	9.5%	6,092,626	431,589	7.1%	5,304,131	416,644	7.9%
Loans and Financial Leases (1)
Peso-denominated	31,577,872	4,714,337	14.9%	28,491,159	4,923,704	17.3%	23,450,352	3,453,571	14.7%
U.S. Dollar-denominated	11,457,889	909,934	7.9%	10,922,602	852,242	7.8%	7,291,171	824,869	11.3%
Total	43,035,761	5,624,271	13.1%	39,413,761	5,775,946	14.7%	30,741,523	4,278,440	13.9%
Total interest-earning assets
Peso-denominated	37,862,350	5,420,918	14.3%	33,306,805	5,376,704	16.1%	27,340,997	3,764,230	13.8%
U.S. Dollar-denominated	14,823,945	1,006,780	6.8%	13,276,893	915,898	6.9%	9,653,874	1,025,866	10.6%
Total	52,686,295	6,427,698	12.2%	46,583,698	6,292,602	13.5%	36,994,871	4,790,096	12.9%

Total non-interest-earning assets
Peso-denominated	7,440,325			6,277,291			5,025,959
U.S. Dollar-denominated	2,502,976			2,260,525			1,174,093
Total	9,943,301			8,537,816			6,200,052

Total interest and non-interest-earning assets
Peso-denominated	45,302,675	5,420,918		39,584,096	5,376,704		32,366,956	3,764,230
U.S. Dollar-denominated	17,326,921	1,006,780		15,537,418	915,898		10,827,967	1,025,866
Total Assets (COP)	62,629,596	6,427,698		55,121,514	6,292,602		43,194,923	4,790,096

(1)	Includes performing loans only.
(2)	Overnight funds interest earned includes commissions and therefore differs from the concept in the consolidated statement of operations.

	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Fiscal Years Ended December 31 ,
	2009					2008					2007
	Average Balance		Interest Paid		Yield / Rate (1)	Average Balance		Interest Paid		Yield / Rate (1)	Average Balance		Interest Paid		Yield / Rate (1)
	(COP million, except percentages)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits
Peso-denominated	COP	625,108	COP	19,729	3.2%	COP	468,000	COP	16,012	3.4%	COP	348,131	COP	7,626	2.2%
U.S.Dollar-denominated		1,729,212		23,482	1.4%		1,733,507		23,245	1.3%		1,410,746		31,450	2.2%
Total		2,354,320		43,211	1.8%		2,201,507		39,257	1.8%		1,758,877		39,076	2.2%
Savings deposits
Peso-denominated		11,919,042		431,126	3.6%		10,952,894		555,628	5.1%		10,309,007		446,596	4.3%
U.S. Dollar-denominated		2,154,381		19,739	0.9%		1,880,546		34,090	1.8%		1,165,839		14,841	1.3%
Total		14,073,423		450,865	3.2%		12,833,440		589,718	4.6%		11,474,846		461,437	4.0%
Time deposits
Peso-denominated		13,080,400		1,099,678	8.4%		10,276,935		1,015,373	9.9%		6,882,302		560,996	8.2%
U.S. Dollar-denominated		7,402,123		276,889	3.7%		5,989,037		241,369	4.0%		4,071,678		255,692	6.3%
Total		20,482,523		1,376,567	6.7%		16,265,972		1,256,742	7.7%		10,953,980		816,688	7.5%
Overnight funds
Peso-denominated		1,213,463		74,492	6.1%		1,301,213		123,638	9.5%		1,046,906		104,172	10.0%
U.S. Dollar-denominated		493,706		19,607	4.0%		1,013,888		42,491	4.2%		401,515		26,955	6.7%
Total		1,707,169		94,099	5.5%		2,315,101		166,129	7.2%		1,448,421		131,127	9.1%
Borrowings from development and other domestic banks
Peso-denominated		2,889,261		244,644	8.5%		3,036,553		332,747	11.0%		2,599,267		254,627	9.8%
U.S.Dollar-denominated		437,439		8,198	1.9%		600,817		12,153	2.0%		291,124		13,085	4.5%
Total		3,326,700		252,842	7.6%		3,637,370		344,900	9.5%		2,890,391		267,712	9.3%
Interbank borrowings
Peso-denominated		-		-			-		-			-		-
U.S.Dollar-denominated		1,270,413		47,650	3.8%		1,578,252		74,792	4.7%		1,480,150		116,615	7.9%
Total		1,270,413		47,650	3.8%		1,578,252		74,792	4.7%		1,480,150		116,615	7.9%
Long-term debt
Peso-denominated		2,413,103		256,721	10.6%		1,640,560		191,534	11.7%		1,258,676		105,526	8.4%
U.S.Dollar-denominated		1,636,497		103,461	6.3%		1,493,208		90,270	6.0%		839,442		63,909	7.6%
Total		4,049,600		360,182	8.9%		3,133,768		281,804	9.0%		2,098,118		169,435	8.1%
Total interest-bearing liabilities
Peso-denominated		32,140,377		2,126,390	6.6%		27,676,155		2,234,932	8.1%		22,444,289		1,479,543	6.6%
U.S.Dollar-denominated		15,123,771		499,026	3.3%		14,289,255		518,410	3.6%		9,660,494		522,547	5.4%
Total		47,264,148		2,625,416	5.6%		41,965,410		2,753,342	6.6%		32,104,783		2,002,090	6.2%

	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Fiscal Years Ended December 31 ,
	2009					2008					2007
	Average Balance		Interest Paid		Yield / Rate (1)	Average Balance		Interest Paid		Yield / Rate (1)	Average Balance		Interest Paid		Yield / Rate (1)
	(COP million, except percentages)

Total interest and non-interest bearing liabilities and stockholders’ equity

Peso-denominated		45,380,776		2,126,390			39,524,490		2,234,932			32,325,570		1,479,543
U.S.Dollar-denominated		17,248,820		499,026			15,597,024		518,410			10,869,353		522,547
Total Liabilities and Stockholders’ Equity	COP	62,629,596	COP	2,625,413		COP	55,121,514	COP	2,753,342		COP	43,194,923	COP	2,002,090

(1) See “Item 4 Information on the Company – E. Selected Statistical Information – E.1 Distribution of Assets, Liablilities and Stockholders’ Equity; Interest Rates and Interest Differential”

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, by currency of denomination, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008; and the fiscal year ended December 31, 2008 compared to the fiscal year ended December 31, 2007. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	2008-2009 Increase (Decrease) Due To Changes in:			2007-2008 Increase (Decrease) Due To Changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(COP million)
Interest-earning assets:
Overnight funds
Peso-denominated	28,441	(15,382)	13,059	33,167	4,780	37,947
U.S. Dollar-denominated	6,844	(30,101)	(23,257)	(10,735)	(37,157)	(47,892)
Total	35,285	(45,483)	(10,198)	22,432	(32,377)	(9,945)
Investment securities
Peso-denominated	127,265	113,257	240,522	57,265	47,129	104,394
U.S. Dollar-denominated	18,563	37,884	56,447	2,484	(91,933)	(89,449)
Total	145,828	151,141	296,969	59,749	(44,804)	14,945
Loans
Peso-denominated	460,823	(670,190)	(209,367)	871,128	599,005	1,470,133
U.S. Dollar-denominated	42,510	15,182	57,692	283,344	(255,971)	27,373
Total	503,333	(655,008)	(151,675)	1,154,472	343,034	1,497,506
Total interest-earning assets
Peso-denominated	616,529	(572,315)	44,214	961,560	650,914	1,612,474
U.S. Dollar-denominated	67,917	22,965	90,882	275,093	(385,061)	(109,968)
Total	684,446	(549,350)	135,096	1,236,653	265,853	1,502,506

Interest-bearing liabilities:
Checking deposits
Peso-denominated	4,958	(1,241)	3,717	4,101	4,285	8,386
U.S. Dollar-denominated	(58)	295	237	4,328	(12,533)	(8,205)
Total	4,900	(946)	3,954	8,429	(8,248)	181
Savings deposits
Peso-denominated	34,947	(159,449)	(124,502)	32,664	76,368	109,032
U.S. Dollar-denominated	2,509	(16,860)	(14,351)	12,956	6,293	19,249
Total	37,456	(176,309)	(138,853)	45,620	82,661	128,281
Time deposits
Peso-denominated	235,689	(151,384)	84,305	335,394	118,983	454,377
U.S. Dollar-denominated	52,859	(17,339)	35,520	77,273	(91,596)	(14,323)
Total	288,548	(168,723)	119,825	412,667	27,387	440,054
Overnight funds
Peso-denominated	(5,387)	(43,759)	(49,146)	24,164	(4,698)	19,466
U.S. Dollar-denominated	(20,658)	(2,226)	(22,884)	25,664	(10,128)	15,536
Total	(26,045)	(45,985)	(72,030)	49,828	(14,826)	35,002
Borrowings from domestic development banks
Peso-denominated	(12,472)	(75,631)	(88,103)	47,918	30,202	78,120
U.S. Dollar-denominated	(3,062)	(893)	(3,955)	6,264	(7,196)	(932)
Total	(15,534)	(76,524)	(92,058)	54,182	23,006	77,188

	2008-2009 Increase (Decrease) Due To Changes in:			2007-2008 Increase (Decrease) Due To Changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(COP million)
Interbank borrowings
Peso-denominated	-	-	-	-	-	-
U.S. Dollar-denominated	(11,546)	(15,596)	(27,142)	4,649	(46,472)	(41,823)
Total	(11,546)	(15,596)	(27,142)	4,649	(46,472)	(41,823)
Long-term debt
Peso-denominated	82,188	(17,001)	65,187	44,585	41,423	86,008
U.S. Dollar-denominated	9,059	4,132	13,191	39,523	(13,162)	26,361
Total	91,247	(12,869)	78,378	84,108	28,261	112,369
Total interest-bearing liabilities
Peso-denominated	339,923	(448,465)	(108,542)	488,826	266,563	755,389
U.S. Dollar-denominated	29,103	(48,487)	(19,384)	170,657	(174,794)	(4,137)
Total (COP)	369,026	(496,952)	(127,926)	659,483	91,769	751,252

 INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2009, 2008 and 2007, respectively.

	Interest-Earning Assets-Yield For the Fiscal Year Ended December 31,
	2009	2008	2007
	( COPmillions, except percentage s)
Total average interest-earning assets
Peso-denominated	37,862,350	33,306,805	27,340,997
U.S. Dollar-denominated	14,823,945	13,276,893	9,653,874
Total	52,686,295	46,583,698	36,994,871
Net interest earned (1)
Peso-denominated	3,294,528	3,141,772	2,284,687
U.S.Dollar-denominated	507,754	397,488	503,319
Total	3,802,282	3,539,260	2,788,006
Average yield on interest-earning assets
Peso-denominated	14.3%	16.1%	13.8%
U.S.Dollar-denominated	6.8%	6.9%	10.6%
Total	12.2%	13.5%	12.9%
Net interest margin (2)
Peso-denominated	8.7%	9.4%	8.4%
U.S.Dollar-denominated	3.4%	3.0%	5.2%
Total	7.3%	7.7%	7.6%
Interest spread (3)
Peso-denominated	7.7%	8.1%	7.2%
U.S.Dollar-denominated	3.5%	3.3%	5.2%
Total	6.6%	6.9%	6.7%

(1)	Net interest earned is interest income less interest paid and includes interest earned on investments.
(2)	Net interest margin is net interest income divided by total average interest-earning assets.
(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

E.2.	INVESTMENT PORTFOLIO

The Bank acquires and holds investment securities for liquidity and other strategic purposes, or when it is required by law, including fixed income debt and equity securities.

The Superintendency of Finance requires investments to be classified as “trading”, “available for sale” or “held to maturity”. Trading investments are those acquired primarily to obtain profits from fluctuations in short-term prices and are recorded at market value. The difference between current and previous market value is added to or subtracted from the value of the investment and credited or charged to earnings. “Available for sale” investments are those held for at least one year and are recorded at market value with changes to the values of these securities recorded in a separate account in the equity section. “Held to maturity” investments are those acquired to be held until maturity and are valued at amortized cost.

As of December 31, 2009, The Bank’s investment portfolio was COP 8,382 billion.

In accordance with Chapter 1 of Circular 100 of 1995 issued by the Superintendency of Finance, investments in debt securities are fully reviewed for impairment in June and December and partially reviewed for impairment every three months in each case, by considering the related solvency risk, market exposure, currency exchange and country risk.

The following table sets forth the fair value of the Bank’s investments in Colombian government and corporate securities and certain other financial investments as of the dates indicated:

	As of December 31,
	2009 (1)(2)		2008 (1)(2)		2007 (1)(2)
	(in millions of pesos)
Foreing currency-denominated
Securities issued or secured by the Colombian Government	COP	206,806	COP	58,942	COP	208,275
Securities issued or secured by the El Salvador Central Bank		811,012		670,266		586,211
Securities issued or secured by government entities (3)		117,818		144,518		170,093
Securities issued or secured by other financial entities		93,371		69,125		152,968
Securities issued by foreign governments		717,640		687,557		450,484
Others		171,925		15,398		10,720
Subtotal		2,118,572		1,645,806		1,578,751

Peso-denominated
Securities issued or secured by the Colombian Government		3,183,274		2,633,806		2,013,143
Securities issued or secured by the Colombian Central Bank		-		2		153
Securities issued or secured by government entities		854,620		609,129		445,912
Securities issued or secured by financial entities		2,143,165		1,849,069		1,414,412
Others		82,313		81,857		121,850
Subtotal		6,263,372		5,173,863		3,995,470
Total	COP	8,381,944	COP	6,819,669	COP	5,574,221

(1)	Includes debt securities only. Net investments in equity securities were COP 532,969 million, COP 458,607 million and COP 200,030 million for 2009, 2008 and 2007 respectively.
(2)	These amounts are net of allowances for decline in value which were COP 54,300 million for 2009, COP 20,927 million for 2008, COP 21,830 million for 2007, respectively.
(3)
This amount includes investments in fiduciary certificates of participation. These certificates were issued for the Environmental Trust for the conservation of the Coffee Forest (Fideicomiso Ambiental para la Conservación del Bosque Cafetero “FICAFE”). This trust was formed with the transfer of the coffee sector's loan portfolio by a number of banks in El Salvador, including Banco Agrícola. The purpose of this transaction was to carry out the restructuring of those loans, promoted by the government of El Salvador.

As of December 31, 2009, 2008 and 2007 Bancolombia held securities issued by foreign governments and in the following amounts:

As of December 31,	Issuer	Investment Amount–Book Value (in millions of pesos) (1)		Investment Amount–Book Value (U.S. dollars) (1)

2009	Republic of El Salvador	COP	357,939	US$	175,097,434
	U.S. Treasury	COP	137,798	US$	67,408,297
	Republic of Brazil	COP	172,676	US$	84,469,810
	Republic of Panama	COP	74,818	US$	36,599,470
	Republic of Peru	COP	6,804	US$	3,328,545
2008	Republic of El Salvador	COP	230,749	US$	102,847,983
	U.S. Treasury	COP	405,050	US$	180,536,473
	Republic of Brazil	COP	51,981	US$	23,168,684
2007	Republic of El Salvador	COP	216,389	US$	107,402,043
	U.S. Treasury	COP	142,059	US$	70,509,161

As of December 31,	Issuer	Investment Amount–Book Value (in millions of pesos) (1)		Investment Amount–Book Value (U.S. dollars) (1)
	Republic of Brazil	COP	50,480	US$	25,055,174
	Republic of Sweden	COP	9,816	US$	4,871,877
	Republic of Germany	COP	9,205	US$	4,569,001
	Republic of Ireland	COP	7,092	US$	3,519,874
	Republic of Italy	COP	6,170	US$	3,062,423
	Republic of Austria	COP	2,094	US$	1,039,193
	Spain	COP	2,083	US$	1,033,955
	Republic of Canada	COP	2,052	US$	1,018,588
	Republic of Finland	COP	2,045	US$	1,014,783
	Republic of Panama	COP	999	US$	495,625

(1)	These amonunts are not net of allowances for decline in value which wereCOP 223 million for 2008 and COP 32,395 million for 2009 .

The Bank increased the size and diversification of its foreign currency-denominated portfolio in response to (i) a cautious liquidity approach to the international downturn and credit crunch and (ii) lower credit demand in U.S. dollars.

As of December 31, 2009, the Bank’s peso-denominated debt securities portfolio amounted to COP 6,263, 21.0% increase compared to the end of 2008.  This variation is primarily explained by increased liquidity derived from slow credit demand during the year. Peso-denominated debt securities issued by the Colombian government represented 50.8% of the Bank’s peso-denominated debt securities portfolio in 2009, remaining stable in terms of relative size compared to 2008. See “Item 5. Operating and financial review and prospects – B. Liquidity and Capital Resources – B.1 Liquidity and Funding” for a further discussion of the Bank’s policies regarding liquidity.

INVESTMENT SECURITIES PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s investment securities as of December 31, 2009:

	As of December 31, 2009
	Maturing in less than 1 year		Maturing between 1 and 5 years		Maturing between 5 and 10 years		Maturing in more than 10 years		Total
	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yi eld % (2)	Balance (1)	Yield % (2)
	(in millions of pesos (COP), except yields)
Securities issued or secured by:
Foreign currency.-denominated:
Colombian government	59,429	1.56%	104,939	4.60%	40,800	5.61%	1,638	6.39%	206,806	3.94%
El Salvador Central Bank	811,012	1.28%	-	-	-	-	-	-	811,012	1.28%
Other government entities	3,683	5.26%	42,226	6.00%	24,541	6.16%	47,368	4.62%	117,818	5.31%
Other financial entities	27,274	5.23%	52,859	3.20%	13,238	6.55%	-	-	93,371	4.27%
Foreign governments	300,907	3.12%	252,058	3.57%	77,519	4.86%	87,156	6.37%	717,640	3.86%
Others	488	0.09%	72,622	8.49%	98,815	5.15%	-	-	171,925	6.54%
Subtotal	1,202,793	1.85%	524,704	4.58%	254,913	5.30%	136,162	5.76%	2,118,572	3.20%

Securities issued or secured by:
Peso-denominated
Colombian government	636,192	4.10%	1,303,121	6.47%	31,312	8.65%	16,798	8.51%	1,987,423	5.76%
Government entities	852,224	3.27%	2,396	6.66%	-	-	-	-	854,620	3.28%
Other financial entities	154,420	5.75%	275,197	7.90%	670,128	9.31%	661,143	10.89%	1,760,888	9.37%
Others	14,238	9.41%	67,525	9.12%	-	-	550	11.49%	82,313	9.19%
Subtotal	1,657,074	3.87%	1,648,239	6.82%	701,440	9.28%	678,491	10.83%	4,685,244	6.73%

Securities issued or secured by:
UVR-denominated
Colombian Government.	573,010	1.43%	615,076	0.54%	-	-	7,765	4.58%	1,195,851	0.99%
Other financial entities	-	-	129,439	3.68%	126,147	5.37%	126,691	6.20%	382,277	5.07%
Subtotal	573,010	1.43%	744,515	1.08%	126,147	5.37%	134,456	6.11%	1,578,128	1.98%
Total (COP)	3,432,877		2,917,458		1,082,500		949,109		8,381,944

(1)	Amounts are net of allowances for decline in value which amounted to COP 54,299 million in 2009.
(2)	Yield was calculated using the internal return rate (IRR) as of December 31, 2009.

As of December 31, 2009, the Bank had the following investments in securities of issuers that exceeded 10% of the Bank’s stockholders’ equity:

	Issuer	Amortized Cost		Fair value
	(COP million)
Securities issued or secured by:
Colombian government	Ministry of Finance	COP	3,390,080	COP	3,320,881
Other financial entities	Titularizadora Colombiana		1,774,365		1,779,559
El Salvador Central Bank	Dir. General de Tesorería		811,012		810,317
Government entities	FINAGRO		852,990		844,079
Total		COP	6,828,447	COP	6,754,836

E.3.	LOAN PORTFOLIO

The following table shows the Bank’s loan portfolio classified into corporate, retail, financial leases and mortgage loans:

	As of December 31,
	2009	2008	2007 (2)	2006	2005
			(COP million)

Domestic
Corporate
Trade financing	623,084	640,033	845,810	777,417	783,894
Loans funded by development banks	485,754	970,456	842,957	321,263	948,659
Working capital loans	15,003,979	15,524,940	13,320,319	11,534,148	7,702,420
Credit cards	26,947	33,039	36,613	50,803	42,293
Overdrafts	45,072	55,796	50,536	74,218	62,041
Total corporate	16,184,836	17,224,264	15,096,235	12,757,849	9,539,307

Retail (1)
Credit cards	2,198,127	2,317,178	1,855,999	796,175	582,533
Personal loans	2,060,776	2,369,852	2,305,390	2,281,177	1,556,429
Vehicle loans	1,218,299	1,314,685	1,305,685	963,072	629,326
Overdrafts	168,760	208,123	195,063	119,882	101,957
Loans funded by development banks	792,437	887,978	713,007	386,283	403,414
Trade financing	48,955	98,344	93,037	70,406	76,643
Working capital loans	4,346,213	4,125,358	3,715,945	2,331,999	1,612,650
Total retail	10,833,567	11,321,518	10,184,126	6,948,994	4,962,952
Financial Leases	5,390,937	5,406,712	4,698,702	3,553,286	2,660,556
Mortgage	2,556,810	2,313,864	1,930,742	1,385,445	1,463,437
Total loans	34,966,150	36,266,358	31,909,805	24,645,574	18,626,252
Allowance for loan losses	(2,115,163)	(1,810,577)	(1,251,561)	(834,183)	(705,882)
Total loans, net (COP)	32,850,987	34,455,781	30,658,244	23,811,391	17,920,370

Foreign (COP)
Corporate
Trade financing	551,211	1,128,931	313,736
Loans funded by development banks	41,969	52,308	39,758
Working capital loans	3,509,893	3,807,352	2,779,180
Credit cards	8,462	9,327	6,546
Overdrafts	5,530	7,712	8,610
Total corporate	4,117,065	5,005,630	3,147,830

Retail (1)
Credit cards	190,932	201,813	164,612
Personal loans	1,713,992	1,917,663	1,473,168
Vehicle loans	3,718	5,724	6,711
Overdrafts	19,853	21,089	22,943
Loans funded by development banks	9,410	8,304	6,204
Trade financing	4,343	25,482	4,941
Working capital loans	24,833	13,015	13,399
Total retail	1,967,081	2,193,090	1,691,978
Financial Leases	79,064	100,030	125
Mortgage	912,614	1,077,462	952,886
Total loans	7,075,824	8,376,212	5,792,819
Allowance for loan losses	(316,504)	(323,783)	(205,590)
Total loans, net	6,759,320	8,052,429	5,587,229
Total Foreign and Domestic Loans (COP)	39,610,307	42,508,210	36,245,473

(1)	Includes loans to high-income individuals and small companies.
(2)	In 2007 the foreign loan category became material to the Bank due to the acquisition of Banagrícola,; because of this, there is not information for previous years.

The Bank classifies its loan portfolio into the following categories: (i) corporate loans (ii) retail and small and medium enterprises loans, (iii) financial leases; and (iv) mortgage loans.

As of December 31, 2009, the Bank’s total loan portfolio amounted to COP 42,042 billion, down 6% as compared to COP 44,643 billion in 2008, although above the COP 37,703 billion at the end of 2007. Loan volume performance, during 2009, is primarily explained by the significantly increased activity of corporations in debt capital markets, the low level of credit demand experienced during 2009 and also by the 9% Colombian peso appreciation in 2009 that affected the currency translation of the Loans denominated in U.S. dollars (25% of  the Bank’s loans). For further  discussion of some of these trends please see “Item 5. Operating and Financial Review and Prospects – D. Trend information”.

As of December 31, 2009, corporate loans amounted to COP 20,302 billion, or 48% of loans, and decreased 9% as compared to the loans reported at the end of 2008.

Retail and SMEs loans totaled COP 12,801 billion, or 30% of total loans, of which COP 6,889 billion were consumer loans (16% of total loans).  Retail and SMEs loans decreased 5% over the year.

 Financial leases totaled COP 5,470 as of the end of 2009, down 1% as compared to COP 5,397 at the end of 2008.

In contrast, mortgage lending activity was resilient during 2009, driven mainly by the Colombian government’s housing subsidy program that was implemented in April 09 as well as by lower long-term interest rates in Colombia. Taking into account securitized loans, mortgages increased 9% over the year (Bancolombia securitized COP 833 billion mortgage loans during 2009 in the local market).

Borrowing Relationships

As of December 31, 2009, the aggregate outstanding principal amount of the Bank’s 25 largest borrowing relationships, on a consolidated basis, represented approximately 12% of the loan portfolio, and no single borrowing relationship represented more than 1.8% of the loan book. Also, 100% of those loans were corporate loans and 99% of these relationships were classified as “A”.

Maturity and Interest Rate Sensitivity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2009:

	Due in one year or less	Due from one to five years	Due after five years	Total
	(CO P million)
Domestic loans and financial leases:
Corporate
Trade financing	472,112	79,518	71,454	623,084
Loans funded by development banks	155,581	228,668	101,505	485,754
Working capital loans	5,257,614	6,594,664	3,151,701	15,003,979
Credit cards	5,296	21,645	6	26,947

	Due in one year or less	Due from one to five years	Due after five years	Total
	(CO P million)
Overdrafts	45,072	-	-	45,072
Total corporate	5,935,675	6,924,495	3,324,666	16,184,836

Retail
Credit cards	334,184	1,862,341	1,602	2,198,127
Personal loans	244,769	1,789,122	26,885	2,060,776
Vehicle loans	10,768	827,998	379,533	1,218,299
Overdrafts	168,760	-	-	168,760
Loans funded by development banks	64,493	586,274	141,670	792,437
Trade financing	46,329	2,626	-	48,955
Working capital loans	1,345,755	2,551,875	448,583	4,346,213
Total retail	2,215,058	7,620,236	998,273	10,833,567
Financial leases	279,640	3,488,955	1,622,342	5,390,937
Mortgage	31,639	157,334	2,367,837	2,556,810
Total domestic loans and financial leases	8,462,012	18,191,020	8,313,118	34,966,150

Foreign loans and financial leases:
Corporate
Trade financing	90,305	264,855	196,051	551,211
Loans funded by development banks	31,142	2,329	8,498	41,969
Working capital loans	1,453,852	1,396,169	659,872	3,509,893
Credit cards	-	8,462	-	8,462
Overdrafts	5,530	-	-	5,530
Total corporate	1,580,829	1,671,815	864,421	4,117,065

Retail
Credit cards	463	190,469	-	190,932
Personal loans	54,843	580,285	1,078,864	1,713,992
Vehicle loans	146	3,391	181	3,718
Overdrafts	19,853	-	-	19,853
Loans funded by development banks	76	1,976	7,358	9,410
Trade financing	268	2,595	1,480	4,343
Working capital loans	7,385	12,862	4,586	24,833
Total retail	83,034	791,578	1,092,469	1,967,081
Financial leases	21	69,545	9,498	79,064
Mortgage	3,860	39,798	868,956	912,614
Foreign loans and financial leases	1,667,744	2,572,736	2,835,344	7,075,824
Total loans (COP million)	10,129,756	20,763,756	11,148,462	42,041,974

The following table shows the interest rate sensitivity of the Bank’s loan portfolio due after  one year and within one year or less  as of December 31, 2009:

	As of December 31, 2009
	(COP million)

Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	COP	21,636,631
Foreign-denominated		4,734,530
Total		26,371,161
Fixed Rate
Domestic-denominated		4,867,507
Foreign-denominated		673,550
Total		5,541,057
Loans with terms of less than 1 year:
Domestic-denominated		8,462,011
Foreign-denominated		1,667,745
Total		10,129,756
Total loans	COP	42,041,974

Loans by Economic Activity

The following table summarizes the Bank’s loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

	As of December 31,
Domestic	2009	%	2008	%	2007	%	2006	%	2005	%
					(COP)

Agricultural	1,625,790	4.6%	1,691,697	4.7%	1,453,047	4.6%	996,091	4.0%	844,651	4.5%
Mining products and oil	1,193,712	3.4%	521,249	1.4%	496,296	1.6%	456,770	1.9%	273,580	1.5%
Food, beverage and tobacco	2,243,064	6.4%	2,264,246	6.2%	1,799,891	5.6%	1,665,850	6.8%	1,371,696	7.4%
Chemical production	1,310,495	3.7%	1,790,731	4.9%	1,145,943	3.6%	805,900	3.3%	572,000	3.0%
Other industrial and manufacturing products	3,396,188	9.7%	4,132,049	11.4%	5,032,310	15.8%	3,867,432	15.7%	2,982,246	16.0%
Government	1,234,824	3.5%	659,800	1.8%	772,539	2.4%	602,585	2.4%	1,226,597	6.6%
Construction	3,520,673	10.2%	3,422,564	9.4%	2,325,378	7.2%	1,534,816	6.2%	2,980,173	16.0%
Trade and tourism	5,471,749	15.7%	6,216,359	17.2%	3,919,082	12.3%	2,791,340	11.3%	2,693,730	14.5%
Transportation and communications	2,544,050	7.3%	2,426,608	6.7%	2,262,124	7.1%	1,924,129	7.8%	1,496,371	8.0%
Public services	1,659,742	4.7%	836,298	2.3%	1,266,250	4.0%	1,183,361	4.8%	941,975	5.0%
Consumer services	7,916,772	22.7%	8,709,958	24.1%	8,070,250	25.2%	5,804,779	23.6%	2,134,950	11.5%
Commercial services	2,849,091	8.1%	3,594,799	9 .9%	3,366,695	10.6%	3,012,521	12.2%	1,108,283	6.0%
Total loans domestic (COP)	34,966,750	100.0%	36,266,358	100.0%	31,909,805	100.0%	24,645,574	100.0%	18,626,252	100.0%

	As of December 31,
Foreign	2009	%	2008	%	2007 (1)%		2006	%	2005	%

Agricultural	301,866	4.3%	248,631	3.0%	242,404	4.2%
Mining products and oil	176,042	2.5%	189,743	2.3%	215,540	3.7%
Food, beverage and tobacco	118,092	1.7%	232,410	2.8%	200,439	3.5%
Chemical production	51,173	0.7%	95,552	1.1%	67,425	1.2%
Other industrial and manufacturing products	1,586,708	22.4%	2,426,601	29.0%	526,061	9.1%
Government	-	0.0%	-	0.0%	-	0.0%
Construction	1,375,521	19.4%	442,021	5.2%	354,903	6.0%
Trade and tourism	613,928	8.7%	751,364	9.0%	794,335	13.7%
Transportation and communications	291,613	4.1%	117,356	1.4%	78,014	1.4%
Public services	256,307	3.6%	275,812	3.3%	248,345	4.3%
Consumer services	1,971,723	27.9%	3,202,212	38.2%	2,494,456	43.0%
Commercial services	332,851	4.7%	394,510	4.7%	570,897	9.9%
Total loans foreign (COP)	7,075,824	100.0%	8,376,212	100.0%	5,792,819	100.0%
Total Foreign and Domestic Loans (COP)	42,041,974	100.0%	44,642,570	100.0%	37,702,624	100.0%

(1)	In 2007 the foreign loan category became material to the Bank due to the acquisition of Banagrícola; because of this, there is not information for previous years.

Credit Categories

For the purpose of credit risk evaluation, loans and financial lease contracts are classified as follows:

Mortgage Loans: These are loans, regardless of value, granted to individuals for the purchase of new or used housing or to build a home, all in accordance with Law 546 of 1999.  These loans include loans denominated in UVR or local currency that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of 5 to 30 years.

Consumer Loans: These are loans and financial leases, regardless of value, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services.

Microcredit Loans: These are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: (i) the maximum amount to be lent is equal to twenty-five (25) SMMLV without at any time the balance of one single borrower exceeding such amount (this pursuant to that stipulated in Article 39 of Law 590 of 2000) and that the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower micro business. The balance of indebtedness on the part of the borrower may not exceed 120 SMMLV, as applicable, at the moment the credit is approved.

Commercial Loans: Commercial loans are loans and financial leases that are granted to individuals or companies in order to carry out organized economic activities; and not classified as microcredit loans.

The following table shows the Bank’s loan portfolio categorized in accordance with the regulations of the Superintendency of Finance in effect for the relevant periods:

	Loan Portfolio by Type of Loan As of December 31,
	2009	2008	2007	2006	2005
	(COP million)
Commercial Loans	26,011,915	28,068,731	23,397,058	16,028,505	11,949,501
Consumer Loans	6,888,615	7,532,649	6,593,211	3,587,260	2,437,727
Microcredit Loans	202,019	143,122	129,900	91,078	115,031
Financial Leases	5,470,001	5,506,742	4,698,827	3,553,286	2,660,556
Mortgage	3,469,424	3,391,326	2,883,628	1,385,445	1,463,437
Total Loans and Financial Leases	42,041,974	44,642,570	37,702,624	24,645,574	18,626,252
Allowance for Loans and Financial Lease Losses	2,431,667	2,134,360	1,457,151	834,183	705,882
Total Loans and Financial Leases, Net (COP)	39,610,307	42,508,210	36,245,473	23,811,391	17,920,370

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

Category C or “Appreciable Risk”: Loans and financial leases in this category represent insufficiencies in the debtor’s paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.

Category D or “Significant Risk”: Loans and financial leases in this category have the same deficiencies as loans in category C, but to a larger extent; consequently, the probability of collection is highly doubtful.

Category E or “Risk of Non-Recoverability”: Loans and financial leases in this category are deemed uncollectible.

For further details about this risk categories see “Note 2. Summary of significant accounting policies – (i) Loans and Financial Leases – Evaluation by credit risk categories” to the Consolidated Financial Statements.

	As of December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(COP million, except percentages)
“A” Normal	38,180,628	90.8%	40,650,096	91.0%	35,397,503	93.9%	23,310,545	94.6%	17,359,081	93.2%
“B” Subnormal	1,711,661	4.1%	2,216,832	5.0%	1,135,022	3.0%	708,774	2.9%	638,131	3.4%
“C” Deficient	703,053	1.7%	576,557	1.3%	300,085	0.8%	209,386	0.8%	202,934	1.1%
“D” Doubtful Recovery	1,105,442	2.6%	871,892	2.0%	604,034	1.6%	242,763	1.0%	252,635	1.4%
“E” Unrecoverable	341,190	0.8%	327,193	0.7%	265,980	0.7%	174,106	0.7%	173,471	0.9%
Total loans and financial leases	42,041,974	100.0%	44,642,570	100.0%	37,702,624	100.0%	24,645,574	100.0%	18,626,252	100.0%
Loans classified as “C”, “D” and “E” as a percentage of total loans	5.1%		4.0%		3.1%		2.5%		3.4%

Suspension of Accruals

The Superintendency of Finance established that interest, UVR, lease payments and other items of income cease to be accrued in the statement of operations and begin to be recorded in memorandum accounts until effective payment is collected, after a loan is in arrears for more than a certain time:

Type of loan and financial lease	Arrears in excess of:
Mortgage	2 months
Consumer	2 months
Microcredit	1 month
Commercial	3 months

However, the Bank adopts a more exigent policy for every credit category, except for mortgages, that places loans in non-accrual status once those loans are 30 days or more overdue. Under this policy, once the accumulation of interest is suspended, the Bank records an allowance equal to the interest that had accrued up to that point. Mortgage loans, on the other hand, are placed in non-accrual status once they are 60 days past due, at which time an allowance is made for 100% of the interest accrued up to that point.

Those loans that become past due and that at some point have stopped accruing interest, UVR, lease payments or other items of income will stop accruing said income from their collection. Their entries will be recorded in memorandum accounts until such loans are collected.

The following table sets forth the breakdown of the Bank’s loans at least one day past due by type of loan. In accordance with the criteria of the Colombian Superintendency of Finance, Past due loans (“PDLs”) are those overdue 30 days or more:

	As of December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(COP million, except percentages)
Performing past due loans: (1)
Consumer loans (2)	141,813	23.7%	150,762	22.4%	131,824	30.1%	62,201	26.4%	34,630	19.7%
Commercial loans (3)	254,923	42.5%	323,185	48.0%	164,163	37.4%	74,577	31.8%	46,485	26.5%
Mortgage loans (4)	115,611	19.3%	100,785	15.0%	81,523	18.6%	62,919	26.8%	84,156	47.9%

	As of December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(COP million, except percentages)
Financial leases (5)	87,202	14.5%	98,644	14.6%	61,055	13.9%	35,150	15.0%	10,301	5.9%
Total perf. PDLs	599,549	100.0%	673,376	100.0%	438,565	100.0%	234,847	100.0%	175,572	100.0%

Non-performing PDLs:
Consumer loans (6)	231,790	22,6%	296,153	31.2%	234,659	35.2%	114,101	34.1%	66,121	24.0%
Small loans (7)	17,250	1,7%	17,600	1.9%	14,630	2.2%	10,003	3.0%	5,979	2.1%
Commercial loans (8)	488,248	47,5%	387,571	40.7%	233,883	35.1%	133,987	40.0%	114,496	41.5%
Mortgage loans (9)	197,323	19,2%	184,597	19.4%	124,251	18.6%	65,187	19.5%	77,394	28.1%
Financial leases (10)	93,101	9,0%	64,708	6.8%	58,945	8.9%	11,210	3.4%	11,874	4.3%
Total non-perf. PDLs	1,027,712	100.0%	950,629	100.0%	666,368	100.0%	334,488	100.0%	275,864	100.0%

Total PDLs (COP)	1,627,261		1,624,005		1,104,933		569,335		451,436

Total non-perf. PDLs	1,027,712		950,629		666,368		334,488		275,864
Foreclosed assets	250,976		204,480		234,116		193,004		236,536
Other accounts receivable (overdue > 180 days)	33,800		34,486		38,182		29,146		28,980
Total non-performing assets (COP)	1,312,488		1,189,595		938,666		556,638		541,380
Allowance for loan losses	(2,431,667)		(2,134,360)		(1,457,151)		(834,183)		(705,882)
Allowance for estimated losses on foreclosed assets	(170,308)		(179,827)		(201,822)		(174,393)		(205,176)
Allowance for accounts receivable and accrued interest losses	(124,916)		(114,009)		(69,956)		(34,936)		(40,727)

PDLs/ Total loans		3.9%		3.6%		2.9%		2.3%		2.5%
Allowance for loan losses/ PDLs		149.4%		131.4%		131.9%		146.5%		156.4%
Allowance for loan losses/ Loans classified as “C”, “D” and “E”		113.1%		120.2%		124.5%		133.2%		112.2%
Perf. Loans/Total loans		97.6%		97.9%		98.2%		98.6%		98.5%

(1)
Performing past due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated. Once interest is unpaid on accrual loans for a longer period than is below, the loan is classified as non-performing. Under Colombian Banking regulations, a loan is past due when it is at least 31 days past the actual due date. Bancolombia (unconsolidated), Sufinanciamiento, Patrimonio Autónomo C.V. Sufinanciamiento, Bancolombia Panamá and Bancolombia Cayman adopted a policy, in which all loans and financial leasing operations of any type, with the exception of mortgage loans that are more than 60 days past due, cease to accumulate interest on the statement of operations and instead are recorded in the memorandum accounts until such time as the client proceeds with their payment. The calculation includes past due financial leases.

(2)	Past due from 31 to 60 days.
(3)	Past due from 31 to 90 days.
(4)	Past due from 31 to 60 days.
(5)	The Consumer financial leases are due from 31 to 60 days and the commercial financial leases are due from 31 to 90 days.
(6)	Past due more than 60 days.
(7)	Past due more than 30 days.
(8)	Past due more than 90 days.
(9)	Past due more than 60 days.
(10)	The Consumer financial leases are more than 60 days and the commercial financial leases are more than 90 days.

The following table sets forth the breakdown of the non-performing past due loans by type of loan in accordance with the criteria of the Superintendency of Finance for domestic and for foreign loans at the end of each period:

	As of December 31,
Non-performing past due loans:	2009		2008		2007 (1)		2006		2005
Consumer loans (2)
Domestic	COP	169,357	COP	243,487	COP	204,739	COP	-	COP	-
Foreign		62,433		52,666		29,920		-
Total Consumer Loans		231,790		296,153		234,659		114,101		66,121
Microcredit loans (3)
Domestic		15,025		15,583		12,888		-		-
Foreign		2,225		2,017		1,742		-		-
Total Small Loans		17,250		17,600		14,630		10,003		5,979
Commercial loans (4)
Domestic		430,695		336,958		192,457		-		-
Foreign		57,553		50,613		41,426		-		-

	As of December 31,
Non-performing past due loans:	2009		2008		2007 (1)		2006		2005
Total Commercial Loans		488,248		387,571		233,883		133,987		114,496
Mortgage loans (5)
Domestic		159,697		161,284		105,516		-		-
Foreign		37,626		23,313		18,735		-		-
Total Mortgage Loans		197,323		184,597		124,251		65,187		77,394
Financial leases (6)
Domestic		93,100		63,160		58,902		-		-
Foreign		1		1,548		43		-		-
Total Financial leases		93,101		64,708		58,945		11,210		11,874
Total non-perf. PDLs (domestic)		867,874		820,472		574,502		-		-
Total non-perf. PDLs (foreign)		159,838		130,157		91,866		-		-
Total non-perf. PDLs	COP	1,027,712	COP	950,629	COP	666,368	COP	334,488	COP	275,864

(1)	In 2007 the Foreign loan category becomes material to the Bank due to the acquisition of Banagrícola.
(2)	Past due more than 60 days.
(3)	Past due more than 30 days.
(4)	Past due more than 90 days.
(5)	Past due more than 60 days.
(6)	The Consumer financial leases are more than 60 days and the commercial financial leases are more than 90 days.

The following table illustrates Bancolombia’s past due loan portfolio by type of loan:

	As of December 31,
	2009	%	2008	%	2007 (2)%		2006	%	2005	%
	(COP million, except percentages)
Domestic
Corporate
Trade financing	3,945	0.3%	2,472	0.2%	9,073	1.0%	18,218	3.2%	9,728	2.2%
Loans funded by development banks	13,933	1.0%	22,125	1.6%	6,710	0.7%	6,820	1.2%	7,463	1.7%
Working capital loans	154,071	11.2%	150,795	11.1%	101,613	10.8%	67,267	11.8%	55,354	12.3%
Credit cards	376	0.0%	456	0.0%	377	0.0%	2,669	0.5%	1,616	0.4%
Overdrafts	2,781	0.2%	3,032	0.2%	1,835	0.2%	7,716	1.4%	4,177	0.9%
Total corporate	175,106	12.7%	178,880	13.1%	119,608	12.7%	102,690	18.0%	78,338	17.4%

Retail
Credit cards	163,924	11.9%	172,409	12.7%	144,621	15.3%	40,307	7.1%	25,967	5.8%
Personal loans	86,358	6.3%	144,336	10.6%	128,954	13.7%	113,514	19.9%	63,008	14.0%
Vehicle loans	117,601	8.6%	142,336	10.5%	74,379	7.9%	41,641	7.3%	23,829	5.3%
Overdrafts	20,106	1.5%	33,277	2.5%	27,932	3.0%	11,771	2.1%	10,234	2.3%
Loans funded by development banks	30,733	2.2%	33,530	2.5%	21,168	2.2%	12,166	2.1%	8,391	1.9%
Trade financing	961	0.1%	8,169	0.6%	3,213	0.3%	1,403	0.2%	658	0.1%
Working capital loans	353,744	25.7%	287,587	21.2%	139,307	14.8%	57,976	10.2%	41,000	9.1%
Total retail	773,427	56.3%	821,644	60.6%	539,574	57.2%	278,778	49.0%	173,087	38.3%
Financial Leases (1)	179,632	13.1%	155,678	11.5%	119,956	12.7%	46,359	8.1%	22,175	4.9%
Mortgage	246,277	17.9%	201,186	14.8%	164,901	17.5%	141,508	24.9%	177,836	39.4%
Total past due loans (COP)	1,374,442	100.0%	1,357,388	100.0%	944,039	100.0%	569,335	100.0%	451,436	100.0%

Foreign
Corporate
Trade financing	14,978	5.9%	19,157	7.2%	5,098	3.2%
Loans funded by development banks	2,306	0.9%	1,552	0.6%	1,132	0.7%
Working capital loans	80,031	31.7%	106,532	40.0%	64,522	40.1%
Credit cards	499	0.1%	222	0.0%	130	0.0%
Overdrafts	287	0.0%	341	0.1%	137	0.1%
Total corporate	98,101	38.6%	127,804	47.9%	71,019	44.1%

	As of December 31,
	2009	%	2008	%	2007 (2)%		2006	%	2005	%
Retail
Credit cards	12,450	4.9%	10,692	4.0%	6,901	4.3%
Personal loans	72,157	28.5%	63,172	23.7%	39,739	24.7%
Vehicle loans	239	0.1%	110	0.0%	116	0.0%
Overdrafts	99	0.0%	103	0.0%	321	0.2%
Loans funded by development banks	260	0.1%	568	0.2%	96	0.1%
Trade financing	213	0.1%	243	0.1%	191	0.1%
Working capital loans	1,972	0.8%	1,764	0.7%	1,535	1.0%
Total retail	87,390	34.5%	76,652	28.7%	48,899	30.4%
Financial Leases (1)	671	0.3%	7,674	2.9%	43	0.0%
Mortgage	66,657	26.6%	54,487	20.5%	40,933	25.5%
Total past due loans (COP)	252,819	100.0%	266,617	100.0%	160,894	100.0%

(1)	Includes financial leases, according to regulations issued by the Superintendency of Finance and effective as of January 1, 2004.
(2)	In 2007 the foreign loan category became material to the Bank due to the acquisition of Banagrícola.

The following table presents information with respect to the Bank’s loan portfolio at least 31 days past due based on the nature of the collateral for the loan:

	As of December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(COP million, except percentages)
Secured
Current	19,061,249	45.3%	17,779,101	39.8%	16,923,998	44.9%	10,762,717	43.7%	7,947,554	42.7%
Past due Commercial loans	411,359	1.0%	324,541	0.7%	198,901	0.5%	96,641	0.4%	70,787	0.4%
Past due Consumer loans	88,740	0.2%	70,934	0.2%	72,601	0.2%	29,116	0.1%	23,149	0.1%
Past due Microcredit loans	7,824	0.1%	8,175	0.1%	7,156	0.0%	3,972	0.0%	2,287	0.0%
Past due Mortgage loans	312,934	0.7%	285,382	0.6%	205,774	0.6%	148,050	0.6%	177,836	1.0%
Past due Financial leases	180,303	0.4%	163,352	0.4%	120,000	0.3%	46,360	0.2%	22,175	0.1%
Total (COP)	20,062,409	47.7%	18,631,485	41.8%	17,528,430	46.5%	11,086,856	45.0%	8,243,788	44.3%

Unsecured (1)
Current	21,353,464	50.8%	25,239,464	56.5%	19,673,693	52.2%	13,313,522	54.0%	10,227,262	54.9%
Past due Commercial loans	331,812	0.8%	386,215	0.9%	199,145	0.5%	91,979	0.4%	73,908	0.4%
Past due Consumer loans	284,863	0.7%	375,981	0.8%	293,882	0.8%	147,186	0.6%	77,602	0.4%
Past due Microcredit loans	9,426	0.0%	9,425	0.0%	7,474	0.0%	6,031	0.0%	3,692	0.0%
Total (COP)	21,979,565	52.3%	26,011,085	58.2%	20,174,194	53.5%	13,558,718	55.0%	10,382,464	55.7%

Total current loans and financial leases	40,414,713	96.1%	43,018,565	96.4%	36,597,691	97.1%	24,076,239	97.7%	18,174,816	97,6%
Past due Commercial loans	743,171	1.9%	710,756	1.6%	398,046	1.0%	188,620	0.8%	144,695	0.8%
Past due Consumer loans	373,603	0.9%	446,915	1.0%	366,483	1.0%	176,302	0.7%	100,751	0.5%
Past due Microcredit loans	17,250	0.0%	17,600	0.0%	14,630	0.0%	10,003	0.0%	5,979	0.0%
Past due Mortgage loans	312,934	0.7%	285,382	0.6%	205,774	0.6%	148,050	0.6%	177,836	1.0%
Past due Financial leases	180,303	0.4%	163,352	0.4%	120,000	0.3%	46,360	0.2%	22,175	0.1%
Total past due loans and financial leases (COP)	1,627,261	3.9%	1,624,005	3.6%	1,104,933	2.9%	569,335	2.3%	451,436	2.4%
Total gross loans and financial leases	42,041,974	100%	44,642,570	100%	37,702,624	100%	24,645,574	100%	18,626,252	100%
Allowance for loan and financial lease losses	(2,431,667)	(5.8)%	(2,134,360)	(4.8)%	(1,457,151)	(3.9)%	(834,183)	(3.4)%	(705,882)	(3.8)%
Total loans and financial leases, net (COP)	39,610,307	94.2%	42,508,210	95.2%	36,245,473	96.1%	23,811,391	96.6%	17,920,370	96.2%

(1)	Includes loans with personal guarantees.

Non-performing loans, Accruing loans which are contractually past due 90 days and performing troubled debt restructuring loans

Non-performing loans and accruing loans which are contractually past due 90 days

As of December 31, 2009, 2008, 2007, 2006 and 2005, Bancolombia did not have any performing loans which were past due for 90 days or more.

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

	As of December 31,
	2009
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)

Foreign loans		159,838		15,957		3,080
Domestic Loans		867,874		302,451		208,829
Non-performing loans	COP	1,027,712	COP	318,408	COP	211,909

	As of December 31,
	2008
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)

Foreign loans		130,157		18,460		11,906
Domestic Loans		820,472		364,720		265,176
Non-performing loans	COP	950,629	COP	383,180	COP	277,082

Performing Troubled Debt Restructuring Loans

The following table presents a summary of the Bank’s Troubled Debt Restructuring loans accounted for on a performing basis in accordance with the criteria of the Superintendency of Finance in effect at the end of each period, classified into foreign and domestic loans:

	As of December 31,
	2009	2008	2007 (1)	2006	2005
	(COP million)

Foreign Loans	169,459	176,246	111,870	-	-
Domestic Loans	994,506	623,722	521,181	578,099	619,388
Total Performing Troubled DebtRestructuring Loans (COP)	1,163,965	799,968	633,051	578,099	619,388

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

	As of December 31,
	2009
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)

Foreign loans		169,459		14,006		14,006
Domestic Loans		994,506		66,469		66,469
Total Performing Troubled Debt Restructuring loans	COP	1,163,965	COP	80,475	COP	80,475

	As of December 31,
	2008
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)

Foreign loans		176,246		12,590		12,462
Domestic Loans		623,722		62,940		62,940
Total Performing Troubled Debt Restructuring loans	COP	799,968	COP	75,530	COP	75,402

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

The Bank applies the lending limits to borrowers established under Colombian law, which require that: (i) uncollateralized loans to a single customer or economic group may not exceed 10% of the Bank’s (unconsolidated) Technical Capital, (ii) collateralized loans to a single customer or economic group may not exceed 25% of the Bank’s (unconsolidated) Technical Capital; (iii) a loan to a stockholder of the Bank, who owns a position exceeding 20% of the Bank’s Capital, may not exceed 20% of the Bank’s (unconsolidated) Technical Capital; and (iv) a loan to a financial institution may not exceed 30% of the Bank’s (unconsolidated) Technical Capital.

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

With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the Superintendency of Finance, has implemented regional committees and a central qualification office to undertake a biannual evaluation of the loan portfolio, during the months of May and November each year.  At least 50% of the outstanding portfolio is evaluated by the Superintendency of Finance.  Clients evaluated have, among others, the following characteristics: high exposure, more than 30 days past due, bad record of historical payment behavior either with the Bank or the financial system and restructured loans or loans that are part of the watch list.  When monitoring outstanding loans, the Bank examines current financial statements including cash flow and financial indicators.

Additionally, all of the Bank’s loans are evaluated monthly based on the days they are past due. When reviewing loans, Bancolombia evaluates and updates their risk classification and makes corresponding adjustments in the provisions, if needed.

In addition, the Bank carries out a credit audit process that reviews clients with financial weaknesses, early past due loans, clients in sectors that are underperforming, and branches with high records of write offs, among others.

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

The following table sets forth the changes in the allowance for loan and financial leases losses:

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(COP million)
Balance at beginning of period	2,134,360	1,457,151	834,183	705,882	434,378
Balance at beginning of period (Factoring Bancolombia)	-	-	-	5,625	-
Balance at beginning of period (Conavi, Corfinsura and subsidiaries)	-	-	-	-	236,013
Balance at beginning of period (Banagrícola’s subsidiaries) (3)	-	-	147,357	-	-
Provisions for loan losses (1)	2,448,581	1,986,710	1,203,543	568,679	374,744
Charge-offs	(925,592)	(547,860)	(186,273)	(136,789)	(115,455)
Effect of difference in exchange rate	(39,008)	45,604	(25,441)	(1,210)	(3,955)
Reclassification-Securitization	-	-	-	-	(11,947)
Reversals of provisions	(1,186,674)	(807,245)	(516,218)	(308,004)	(207,896)
Balance at end of year (2) (COP)	2,431,667	2,134,360	1,457,151	834,183	705,882

(1)
The provision for past due accrued interest receivable, which is not included in this item, amounted to COP 46,840 million, COP 58,721 million, COP 35,543 million, COP 14,825 million and COP 12,379 million, for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

(2)
The allowance for past due accrued interest receivable, which is not included in this item, amounted to COP 45,937 million, COP 54,323 million, COP 33,303 million, COP 11,644 million and COP 8,655 million for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

(3)	Includes allowance for loan losses of Banco Agrícola, Banco Agrícola (Panama), Arrendadora Financiera, Credibac, Aseguradora Suiza Salvadoreña and Asesuisa Vida.

The recoveries of charged-off loans are recorded in the consolidated statement of operations and are not included in provisions for loan losses. See the Consolidated Statement of Operations on the line: Recovery of Charged-off loans.

The following table sets forth the allocation of the Bank’s allowance for loan and financial lease losses by type of loan using the classification of the Superintendency of Finance:

	As of December 31,
	2009	2008	2007	2006	2005
	(COP million)
Commercial loans	1,443,943	1,202,047	791,957	356,272	387,473
Consumer loans	523,353	502,496	340,247	152,842	88,052
Microcredit loans	17,263	12,424	9,050	6,365	4,679
Financial leases	253,764	197,952	133,837	49,463	16,342
Mortgage	157,445	122,407	53,973	23,948	22,747
General	35,899	97,034	128,087	245,293	186,589
Total allowance for loan losses (COP)	2,431,667	2,134,360	1,457,151	834,183	705,882

The following table sets forth the allocation of the Bank’s allowance for loans and financial leases losses by type of loan:

	As of December 31,
	2009	%	2008	%	2007 (2)%		2006	%	2005	%
	(COP million, except percentages)

Domestic
Corporate
Trade financing	22,834	1.1%	13,081	0.7%	21,184	1.7%	17,154	2.1%	23,598	3.3%
Loans funded by development banks	47,540	2.2%	61,430	3.4%	27,612	2.2%	7,057	0.8%	20,886	3.0%
Working capital loans	614,342	29.0%	522,065	28.8%	379,169	30.3%	261,589	31.4%	315,725	44.7%
Credit cards	826	0.0%	1,134	0.1%	1,176	0.1%	2,324	0.3%	1,435	0.2%
Overdrafts	3,783	0.2%	3,983	0.2%	2,383	0.2%	3,617	0.4%	1,781	0.3%
Total corporate	689,325	32.5%	601,693	33.2%	431,524	34.5%	291,741	35.0%	363,425	51.5%
Retail
Credit cards	266,094	12.6%	208,323	11.5%	128,523	10.3%	36,062	4.3%	21,815	3.1%
Personal loans	122,265	5.8%	166,880	9.2%	126,297	10.1%	92,625	11.1%	45,955	6.5%
Vehicle loans	112,626	5.3%	115,593	6.4%	68,938	5.5%	30,698	3.7%	13,837	2.0%
Overdrafts	16,650	0.8%	24,002	1.3%	16,451	1.3%	4,274	0.5%	4,186	0.6%
Loans funded by development banks	48,354	2.3%	41,323	2.3%	30,064	2.4%	5,817	0.7%	3,970	0.6%
Trade financing	2,450	0.1%	7,616	0.4%	5,111	0.4%	1,254	0.2%	430	0.1%
Working capital loans	442,116	20.9%	330,437	18.3%	204,022	16.3%	53,008	6.4%	26,586	3.8%
Total retail	1,010,555	47.8%	894,174	49.4%	579,406	46.3%	223,738	26.9%	116,779	16.7%
Financial Leases (1)	251,618	11.9%	187,514	10.4%	133,757	10.7%	49,463	5.9%	16,342	2.3%
Mortgage	136,674	6.5%	103,133	5.7%	37,863	3.0%	23,948	2.9%	22,747	3.2%
General	26,989	1.3%	24,062	1.3%	69,011	5.5%	245,293	29.3%	186,589	26.3%
Total allowance for loan losses (COP)	2,115,161	100.0%	1,810,576	100.0%	1,251,561	100.0%	834,183	100.0%	705,882	100.0%

Foreign
Corporate
Trade financing	13,502	4.3%	13,633	4.2%	5,155	2.5%
Loans funded by development banks	1,107	0.3%	545	0.2%	432	0.2%
Working capital loans	172,704	54.6%	132,294	40.9%	76,002	37.0%
Credit cards	387	0.0%	177	0.0%	97	0.0%
Overdrafts	656	0.2%	222	0.1%	323	0.2%
Total corporate	188,356	59.4%	146,871	45.4%	82,009	39.9%
Retail
Credit cards	12,961	4.1%	9,469	2.9%	6,258	3.0%
Personal loans	78,999	25.0%	62,409	19.3%	40,388	19.6%
Vehicle loans	242	0.1%	152	0.0%	142	0.1%
Overdrafts	2,032	0.6%	564	0.2%	625	0.3%

	As of December 31,
	2009	%	2008	%	2007 (2)%		2006	%	2005	%
	(COP million, except percentages)
Loans funded bydevelopment banks	332	0.1%	274	0.1%	108	0.1%
Trade financing	214	0.1%	525	0.2%	101	0.1%
Working capital loans	1,542	0.5%	838	0.3%	692	0.3%
Total retail	96,322	30.5%	74,231	23.0%	48,314	23.5%
Financial Leases(1)	2,147	0.7%	10,436	3.1%	81	0.0%
Mortgage	20,771	6.6%	19,274	6.0%	16,110	7.8%
General	8,910	2.8%	72,972	22.5%	59,076	28.8%
Total allowance for loan losses (COP)	316,506	100.0%	323,784	100.0%	205,590	100.0%

(1)	The allowance for financial leases is included in the allowance for loans since 2004.
(2)	In 2007 the foreign loan category became material to the Bank due to the acquisition of Banagrícola.

As of  December 31, 2009,  allowances for loans and financial lease losses amounted to COP 2,432 billion (5.8% of toal loans), up 14% as compared to 2,134 billion  (4.8% of loans) at the end of 2008 and up 63% as compared to COP 1,457 billion (4.0% of loans) at the end of 2007.

Coverage, measured by the ratio of allowances for loan losses to past due loans (overdue 30+ days), reached 149% at the end of 2009, increasing from 131% at the end of 2008 and 135% at the end of 2007. For futher information regarding asset quality and provision charges see “Item 5. Operating and Financial Review and Prospects”.

CHARGE-OFFS

The following table shows the allocation of the Bank’s charge-offs by type of loan as of December 31, 2009, 2008, 2007, 2006 and 2005:

	Year ended December 31,
	2009		2008		2007 (1)		2006		2005
	(COP million)
Domestic
Trade financing	COP	263	COP	2,558	COP	151	COP	5,507	COP	630
Loans funded by development banks		37,112		8,820		1,320		-		4,573
Working capital loans		329,603		45,941		16,068		49,474		18,190
Credit cards		195,676		166,067		28,179		10,067		14,960
Personal loans		96,597		138,007		65,006		46,095		37,775
Vehicle loans		57,966		29,088		10,131		6,483		2,508
Overdrafts		27,685		52,822		3,733		4,544		3,808
Mortgage & other		29,027		509		1,791		12,795		31,742
Financial leases		30,284		27,650		2,029		1,824		1,269
Total charge-offs	COP	804,213	COP	471,462	COP	128,408	COP	136,789	COP	115,455

Foreign
Trade financing	COP	74	COP	1,819	COP	-
Loans funded by development banks		62		-		-
Working capital loans		31,850		21,581		31.240
Credit cards		13,460		10,734		5.077
Personal loans		62,854		39,073		21.079
Vehicle loans		55		88		59
Overdrafts		1,167		620		407
Mortgage & other		3,472		2,434		-
Financial leases		8,385		49		-
Total charge-offs	COP	121 , 379	COP	76,398	COP	57.862

(1) Since 2007 the foreign loan category became material to the Bank due to the acquisition of Banagrícola.

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 was as follows:

	Year ended December 31,
	2009	2008	2007	2006	2005
Ratio of charge-offs to average outstanding loans	2.10%	1.36%	0.60%	0.63%	0.66%

The Bank writes off loans that are classified as “unrecoverable” once they become overdue: (i) 180 days for consumer and micro loans, (ii) 360 days for commercial loans and (iii) 54 months for mortgage loans.

 All charge-offs must be approved by the board of directors. Even if a loan is charged off, management remains responsible for decisions in respect of the loan, and neither the Bank nor its Subsidiaries in Colombia are released from their obligations to pursue recovery as appropriate.

The recovery of charged-off loans is accounted for as income in the Consolidated Statement of Operations.

POTENTIAL PROBLEM LOANS

In order to carefully monitor the credit risk associated with clients, the Bank has established a committee that meets monthly dedicated to identifying potential problem loans which are then included in what is called the watch list.  In general, these loans are related to clients that could face difficulties in the future in the repayment of their obligations with the Bank but who have had a good record of payment behavior. This situation could be related to internal factors such as economic activity, financial weakness or any other external events that could affect the client’s business.

As of December 31 2009, 961 clients with loans amounting to COP 1.4 billion were performing and part of the watch list.

CROSS–BORDER OUTSTANDING LOANS AND INVESTMENTS

As of December 31, 2009, 2008 and 2007, total cross-border outstanding loans and investments amounted to approximately US$ 4,367 million, US$ 4,386 million and US$ 3,993 million, respectively. As of December 31, 2009, total outstanding loans to borrowers in foreign countries amounted to US$ 3,461 million, and total investments were US$ 905 million. As of December 31, 2009, total cross-border outstanding loans and investments represented 14.43% of total assets.

The Bank had no cross-border outstanding acceptances, interest-earning deposits with other banks or any other monetary assets denominated in pesos or other non-local currencies, in which total exceeded 1% of consolidated total assets at December 31, 2009, 2008 and 2007.

The following table presents information with respect to the Bank’s cross-border outstanding loans and investments for the years ended on December 31, 2009, 2008 and 2007:

	2009		2008		2007
	(thousands of U.S. dollars)
Mexico	US$	74,661	US$	73,830	US$	91,546
Brazil		141,142		80,383		73,943
United States		124,813		258,665		192,221
Chile		71,809		53,311		57,234
British Virgin Island		32,191		57,594		59,488
Peru		18,203		28,007		12,211
Ecuador		6,658		18,003		16,430
Panama		82,273		54,461		94,375
El Salvador		3,057,261		3,036,433		2,926,703
Cayman Islands		23,336		-		-
Costa Rica		200,721		205,708		64,180
Guatemala		438,622		400,291		289,917

	2009		2008		2007
Venezuela		3,186		7		6,002
Germany		-		-		4,558
Guyana		1,000		2,000		3,000
Honduras		44,876		49,500		38,430
United Kingdom		30,432		32,419		3,122
Spain		7		8		1,038
Switzerland		-		-		15,462
Uruguay		-		-		100
Canada		-		7		1,019
Austria		-		-		1,034
Finland		-		-		1,003
Ireland		-		-		3,438
Sweden		-		-		4,859
Italy		-		1		3,049
Haiti		-		-		2
Norway		-		2		1
Nicaragua		14,322		28,062		28,957
Dominican Republic		-		4,639		-
Curazao		1,000		3,000		-
Argentina		4		-		-
France		2		6		-
Indonesia		2		3		-
Mozambique		-		2		-
Puerto Rico		305		1		-
Saudi Arabia		-		2		-
Trinidad and Tobago		5		6		-
Canarias Islands		57		-		-
Total Cross-Border Outstanding Loansand Investments	US$	4,366,888	US$	4,386,351	US$	3,993,322

E.5.	DEPOSITS

The following table shows the composition of the Bank’s deposits for 2009, 2008 and 2007:

	As of December 31,
	2009		2008		2007
	(COP million)
Non-interest bearing deposits:
Checking accounts	COP	5,858,667	COP	5,289,918	COP	5,300,864
Other deposits		449,113		433,542		503,860
Total		6,307,780		5,723,460		5,804,724

Interest bearing deposits:
Checking accounts		2,366,281		2,011,132		1,567,411
Time deposits		18,331,488		18,652,738		14,304,727
Savings deposits		15,143,781		13,997,070		12,697,288
Total		35,841,550		34,660,940		28,569,426
Total deposits	COP	42,149,330	COP	40,384,400	COP	34,374,150

The following table shows the time deposits held by the Bank as of December 31, 2009, by amount and maturity for deposits:

	At December 31, 2009
	Peso- Denominated		U.S. dollar - Denominated		Total
	(COP million)
Time deposits higher than US$ 100,000 (1)
Up to 3 months	COP	3,829,795	COP	2,801,166	COP	6,630,961
From 3 to 6 months		2,294,725		835,207		3,129,932
From 6 to 12 months		1,439,957		689,329		2,129,286
More than 12 months		1,416,593		357,405		1,773,998
Time deposits less than US$ 100,000 (1)		2,959,556		1,707,755		4,667,311
Total	COP	11,940,626	COP	6,390,862	COP	18,331,488

(1)	Approximately COP 204 million at the Representative Market Rate as of December 31, 2009.

For a description of the average amount and the average rate paid for deposits, see “Item 4. Information on the Company – E. Selected Statistical Information – E.1. Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential”.

E.6.	RETURN ON EQUITY AND ASSETS

The following table presents certain selected financial ratios of the Bank for the periods indicated:

	Year ended December 31,
	2009	2008	2007
	(in percentages)
Net income as a percentage of:
Average total assets	2.01	2.34	2.52
Average stockholders’ equity	19.59	23.68	26.13
Dividends declared per share as a percentage of consolidatednet income per share (1)	39.92	38.09	39.64
Average stockholders’ equity as a percentage ofaverage total assets	10.24	9.89	9.63
Return on interest-earning assets (2)	12.20	13.51	12.95

(1)	Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of common and preferred shares outstanding during the year.
(2)	Defined as total interest earned divided by average interest-earning assets.

E.7.	INTERBANK BORROWINGS

The following table sets forth the foreign interbank borrowings by the Bank for the periods indicated:

	As of December 31,
	2009				2008			2007
	Amount		Rate		Amount		Rate	Amount		Rate
	(COP million, except percentages)

End of period	1,152,918		4.13	% (4)	2,077,291		3.9%	1,506,611		7.74%
Weighted average during period	1,270,413		3.75%		1,578,252		4.7%	1,748,523		6.70%
Maximum amount of borrowing at any month-end	2,102,719	(3)			2,077,291	(2)		2,291,460	(1)
Interest paid during the year	47,650				81,178			116,615

(1)	April
(2)	December.
(3)	January
(4)	Corresponds to the ratio of interest paid to foreign interbank borrowings at the end of 2009.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report, the Bank has not received any written comments from the Securities and Exchange Commission (the “SEC”) staff regarding the Bank’s periodical reports required to be filed under the Exchange Act of 1934.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion should be read in conjunction with Bancolombia’s audited consolidated financial statements for the three-year periods ended December 31, 2009.

Bancolombia’s audited consolidated financial statements incorporate Banco Agrícola’s operation for the twelve-month period ended December 31, 2007 (Bancolombia acquired Banagrícola in May 2007). Therefore, any comparison made between 2008 and 2007 operation’s results incorporates comparable numbers.

Bancolombia’s audited consolidated financial statements for the periods ended December 31, 2009, 2008 and 2007 are prepared following the accounting practices and the special regulations of the Superintendency of Finance, or, in the absence of such regulations, Colombian GAAP. Together, these requirements differ in certain significant respects from U.S. GAAP. Note 31 to the Bank‘s audited consolidated financial statements included in this Annual Report provides a description of the significant differences between Colombian GAAP and U.S. GAAP as they relate to the Bank’s audited consolidated financial statements and provides a reconciliation of net income and stockholders’ equity for the years and dates indicated herein.

Impact of economic, fiscal, monetary policies and political factors on Bancolombia’s results.

Colombia and El Salvador were not immune to the decline in global economic activity during 2009.

In 2009, Colombia’s economy grew at an annual rate of 0.4% as compared to 2008. Although this performance favorably compares to that of the Latin American region during the same period, Colombia’s economy faced a challenging environment throughout 2009: urban unemployment increased to 12.3% in December 2009 from 10.9% the previous year, remittances decreased 14.4% and totaled 4.1 billion USD, while total exports decreased 12.7% over the year, particularly impacted by a 33.5% drop in trade with our second largest trading partner Venezuela.

On the other hand, public demand grew 2.86% in real terms, while government investment in civil works and social programs increased by 7.5% in current terms during 2009. Colombia also maintained access to international debt markets, the amount of foreign direct investment was significant, reaching USD 7.2 billion, and the Central Bank was able to perform countercyclical measures aimed at supporting the economy. Notably, since December 2008, Colombia’s central bank reduced its Repo rate 650 basis points, while the headline inflation ended 2009 at 2%.

Regarding El Salvador, the global downturn caused a significant reduction in external demand, remittances and foreign direct investment. As a result, El Salvador’s economy contracted more than 3% 1in 2009, while its headline inflation ended in negative territory, contracting 0.2% over the year.

The Salvadorian financial system reported loan contraction of 7% 2  in 2009 as part of a difficult year for most of Banco Agrícola’s competitors. Nonetheless, the solid capital base obtained in the years previous to the economic slowdown preserved the quality and the strength of the system. Overall, the system’s capital ratio ended 2009 at 16.6%.

1 Banco Central de la Reserva de El Salvador, December 2009. “Situación Económica 2009 y Perspectivas 2010”.

2 Superintendencia Financiera de El Salvador.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS

Summary

Despite a slow economic growth environment, Bancolombia further strengthened its competitive position and full-service financial model, while benefiting from the diversity of its leading franchises. For the year 2009, net income totaled COP 1,257 billion (COP 1,595 per share – US$ 3.12 per ADR), which represents a decrease of 3% as compared to COP 1,291 billion net income for the fiscal year 2008 and an increase of 16% as compared to COP 1,087 billion net income for the fiscal year 2007.

As a result of lower net income and a less leveraged capital structure, Bancolombia’s return on average stockholders’ equity for 2009 decreased to 19.6%, from 23.7% and 26.1% in 2008 and 2007,  respectively.

Margin compression during 2009: Net interest margin decreased throughout 2009 and reached 7.22%  in 2009, down from 7.70% in 2008 and 7.60 in 2007.

Credit cost remained high: Provision charges, net of recoveries, totaled COP 1,153 billion for 2009, up from COP 1,133 billion in 2008 and COP 597 billion in 2007.

Loans and financial leases decreased 6% during the year. This performance was driven primarily by higher than anticipated prepayments and lower demand on corporate loans motivated by increased activity of non-financial firms in the domestic and international debt markets.

Strong balance sheet: reserves for loan losses represented 5.8% of total loans and 149% of past due loans at the end of 2009, while capital adequacy finished 2009 at 13.2% (Tier 1 ratio of 10.4%), higher than the 11.2% (Tier 1 ratio of 9.0%) reported at the end of 2008.

Solid liquidity position: deposits increased 4% during 2009, while the ratio of net loans to deposits (including borrowings from development banks) was 88% at the end of the year.

REVENUE PERFORMANCE

Net Interest Income

For the year 2009, net interest income totaled COP 3,802 billion, up 7% as compared to COP 3,560 billion in 2008 and 35% as compared to COP 2,808 billion in 2007. This performance is explained by the combined effect of lower interest expenses and higher interest income in 2009. Net interest income represented 67% of revenues in 2009, compared to 64% for 2008 and 65% for 2007.

Interest income, which is the sum of interest on loans, financial leases, overnight funds and income from investment securities, totaled COP 6,428 billion in 2009, up 2% as compared to COP 6,314 billion in 2008 and 34% as compared to COP 4,810 billion in 2007. This performance was partially driven by higher income from securities, though it was negatively impacted by lower interest income on loans and financial leases.

Although interest on loans and financial leases benefited from higher average balances in 2009, which  increased 9% during the year, such positive effect was completely offset by lower interest rates on loans. The weighted average nominal interest rate on loans and financial leases decreased to 13.1% in 2009 from 14.7% in 2008 and 13.9% in 2007. As a result, interest on loans and financial leases totaled COP 5,624 billion (88% of interest income) and decreased COP 152 billion (or 3%) as compared to 2008.

Interest on investment securities, which incorporates, among other items, the interest accrual of debt securities and mark-to-market valuation adjustments, totaled COP 729 billion in 2009, up 69% and 75% as compared to 2008 and 2007, respectively. This performance was driven by a larger investment portfolio (the Bank’s average investment portfolio grew 26% in 2009 as compared to 2008), positive mark-to-market valuation effect due to higher bond prices, positive effects produced by the reclassification of the bank’s investment in the private capital fund Fondo inmobiliario Colombia and the recording of the net present value (“NPV”) of the estimated residual income derived from the pools of securitized mortgages.

In the fourth quarter of 2009, FCP Colombia Inmobiliaria, a fund that purchases and manages investment in real estate assets. issued units that were not bought by Bancolombia. As a result the Bank no longer held  a controlling interest in the fund, stopped consolidating its financial statements and reclassified this investment as part of the trading category in order to be in compliance with accounting regulations on this matter. This reclassification produced positive effects in the  Bank’s income from investment securities, which was positively impacted by income of COP 100 billion related to the greater market value of the Fund’s units in 2009. In addition, and in accordance with new regulations related to the  accounting treatment of securitized mortgages issued by Colombian regulators, the Bank recorded, for the first time, the NPV of the estimated residual income that will be generated by the pools of securitized mortgages. Under the terms of the mortgage securitization transaction documents, Bancolombia is entitled to receive any residual income generated by the pool of mortgages after complete payment of the pool’s debt services and administrative charges. Therefore, the Bank proceeded to incorporate, for the first time, into the value of its mortgage backed securities, the net present value of the expected estimated residual income which takes into account performance assumptions based on historical statistical data. As a result, interest income from investment securities was positively impacted by income of COP 58 billion related to the greater value of the mortgage backed securities in 2009. The combined positive effect then, of the reclassification of Fondo Inmobiliario Colombia’s units in the trading category and the incorporation of the NPV of the residual income generated by pools of securitized mortgages into the value of mortgage backed securities was COP 158 billion and accounts for  53% of the year over year variation in the interest on investment securities.

Regarding interest expenses, despite greater average volume of interest-bearing liabilities in 2009, which increased 13% as compared to 2008, interest paid on such liabilities decreased 5% over the year and totaled COP 2,625 billion in 2009, down COP 128 billion as compared to 2008, although still above COP 2,002 billion in 2007. Such a decrease in interest expenses is explained by lower interest rates paid on deposits and a more favorable funding mix (one with a greater proportion of demand deposits). Overall, the average interest rate paid on interest-bearing liabilities decreased to 5.6% in 2009 from 6.6% in 2008 and 6.2% in 2007.

Net Fees and Income from Financial Services

For the year 2009, net fees and income from services totaled COP 1,506 billion, up 15% as compared to 2008 and 30% as compared to 2007. This increase was driven primarily by the solid performance of credit and debit card annual fees, fiduciary activities and collection and payments fees.

Despite the lower economic activity, our distributions channels performed an increasing number of transactions in 2009. In particular, our Colombia Banking operation performed more than a billion transactions during 2009, which represents an increase of 5% as compared to the levels experienced in 2008. The higher transactional levels, together with fee increments and the elimination of fee exemptions in certain payment instruments (like debit cards and credit cards) for some segments explained the solid performance of fees. In addition, fiduciary activities benefited from the increase in assets under management, which amounted to COP 55,153 billion by year end in 2009 up from COP 42,677 billion in 2008 and 39,609 billion in 2007.

The following table lists the main revenue-producing fees along with their variation from the prior fiscal year:

	Year			Growth
	2009	2008	2007	2009/2008
	(COP million)
Main fees and commissions
Commissions from banking services	258,180	238,918	279,528	8.06%
Electronic services and ATM fees	58,944	86,070	80,711	(31.52)%
Branch network services	110,837	104,010	104,601	6.56%
Collections and payments fees	187,348	157,281	130,421	19.12%
Credit card merchant fees	28,200	32,215	39,191	(12.46)%

	Year			Growth
	2009	2008	2007	2009/2008
	(COP million)
Main fees and commissions
Credit and debit card annual fees	548,820	446,647	293,583	22.88%
Checking fees	69,544	67,963	67,438	2.33%
Fiduciary activities	172,259	98,799	69,200	74.35%
Pension plan administration	96,678	87,826	82,453	10.08%
Brokerage fees	45,966	54,742	62,493	(16.03)%
Check remittance	25,812	26,148	22,762	(1.28)%
International operations	46,836	47,962	43,643	(2.35)%
Fees and other service expenses	(143,151)	(134,939)	(116,453)	6.09%
Total fees and income from services, net	1,506,273	1,313,642	1,159,571	14.66%

Other Operating Income

For 2009, total other operating income was COP 381 billion, substantially lower than the COP 650 billion reported in 2008, but above the COP 351 billion obtained in 2007.

During 2008, the Colombian Superintendency of Finance issued external circulars number 025, 030, 044 and 063 (the “2008 External Circulars”) establishing new guidelines for the valuation of derivatives and structured products. As a result of this change, Bancolombia recorded a reduction in the carrying value of derivatives that produced non-recurring charges of COP 145 billion in 2008 and COP 123 billion in 2009. However, the net impact of such regulatory change was greater in 2009, because in 2008 other operating income was positively affected by greater mark-to-market gains produced by the formerly used methodology, which yielded results that were magnified by the market’s conditions in the second half of 2008. Bancolombia finished amortizing the non-recurring adjustments in carrying value related to the change in methodology in the first half of year 2009.

In addition, the sale of Bancolombia’s interest in Multienlace S.A. positively affected other operating income in 2008. As part of this transaction, the Bank recorded non-recurring gains on sales of investment securities of COP 92 billion for 2008.

Operating expenses

For 2009, operating expenses totaled COP 2,826 billion, up 10% as compared to 2008 and 28% as compared to 2007.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 1,145 billion in 2009, up 6% as compared to 2008. This performance was primarily driven by the combined effect of larger headcount (the bank increased its number of employees to 1,473 during 2009, representing a 7% increase compared to 2008) and wage increments during 2009, which off-set lower bonus plan payments and compensation in 2009 vs. 2008.

Administrative and other expenses totaled COP 1,418 billion in 2009, up 12% as compared to 2008, driven by increased fees paid in connection with software development and IT upgrades, greater collection efforts, greater costs associated to deposit insurance and larger assumed taxes and tariffs.

Depreciation expense totaled COP 185 billion in 2009, increasing 31% as compared to 2008. This increase was driven by the growth in the depreciation of assets that are part of the operating lease business of Bancolombia. In particular, COP 70 billion or 38% of 2009’s depreciation expense is associated with operating lease assets.

The following table summarizes the principal components of Bancolombia’s operating expenses for the last three fiscal years:

	Year ended December 31,
	2009	2008	2007
	(COP million)
Operating expenses:
Salaries and employee benefits	1,034,942	928,997	835,150
Bonus plan payments	90,341	125,393	84,226
Compensation	19,725	23,539	23,463
Administrative and other expenses	1,418,145	1,268,982	1,070,845
Deposit security, net	74,228	52,151	49,113
Donation expenses	3,506	26,653	15,375
Depreciation	185,027	141,133	122,835
Goodwill amortization	69,231	73,149	70,411
Total operating expenses	2,895,145	2,639,997	2,271,418

Provision Charges and Credit Quality

For the year 2009, provision charges (net of recoveries) totaled COP 1,153 billion (or 2.6% of average loans), which represents an increase of 2% as compared to COP 1,133 billion in 2008 (or 2.8% of average loans) and an increase of  93% as compared to 597 billion in 2007 (or 1.8% of average loans). The high level of credit cost was driven by higher net charge-offs in our loan portfolio and higher reserve additions for deterioration across all credit segments, reflecting the lower economic activity and weaker labor markets.

Net loans’ charge-offs totaled COP 926 billion in 2009, up 69% from 548 COP billion in 2008 and 400% from 186 billion in 2007, while the increase in the amount of past due loans before charge-offs amounted to COP 929 billion in 2009, down 13% as compared to COP 1,067 billion in 2008, but considerably higher than COP 531 billion in 2007.

The delinquencies ratio (loans overdue more than 30 days divided by total loans) reached 3.87% as of the end of 2009, up from 3.64% at the end of 2008 and 2.93% at the end of 2007.

Allowance for credit losses

Under Colombian GAAP and according to the rules issued by the Colombian Superintendency of Finance, a bank must follow minimum provided standards for establishing allowances for loan losses, which require banks to analyze on an ongoing basis the credit risk to which their loan portfolio is exposed, considering the terms of the corresponding obligations as well as the level of risk associated with the borrowers. The risk evaluation is based on information relating to the historical performance data, the particular characteristics of the borrower, collaterals, debt service with other entities, macroeconomic factors and financial information, among others. The standards for provisioning vary for every credit category.

Commercial and consumer loans are provisioned following standard models developed by the Superintendency of Finance. According to the models the allowance for loan losses is stated through the calculation of the Expected Loss:

 Expected Loss = [Probability of default] x [Exposure at default] x [Loss given default]

The probability of default is calculated and provided by the Superintendency of Finance based on historical data.  Exposure at default is defined as the current balance of the principal, interest, interest receivable accounts and other receivables regarding consumer and retail loan obligations at the moment of default. The Loss Given Default (“LGD”) is defined as the expected loss occurred after default and is calculated and provided by the  Superintendency of Finance. The LGD varies according to the type of collateral and would increase gradually depending on the number of days the loan has been in default. It is important to note that since 2008, Bancolombia has applied stricter parameters in the estimation of the LGD of its loan portfolio by reducing the number of the past due days that are used in such calculation. Therefore, allowances increased and produced higher provision charges that reflected on higher coverage ratio for loan losses. In addition to the allowances calculated by the reference models, the Bank also sets up marginal allowances for certain clients which are considered to bear an increased inherent risk due to determined risk factors such as macroeconomic or industry deterioration trends or any other factors that could indicate early impairment. The changes in the LGD parameters and the marginal allowances for certain clients in the commercial loan portfolio were made to better reflect the credit risk associated with increasing defaults and the deterioration of the economy.

For mortgage and microcredit loans there are no standard models required or provided by the regulator. In order to calculate allowances for these segments, the Bank must maintain at all times individual provisions equal to greater than the minimum percentages provided by the Colombian Superintendency of Finance. The minimum percentages vary depending on the risk category assigned to every loan within the mortgage and microcredit categories (the higher the risk, the higher the allowance percentage). In addition, the minimum percentages might differ if the loan has any collateral.

The Bank has also adopted, for its Colombian operation, a more rigorous policy in the calculation of allowances for mortgage and microcredit loans as compared to that required by the regulator. The Bank’s policy aims at better reflecting the higher risk of these segments throughout the economic downturn. Such policy has established higher allowance percentages for loans classified in the C, D and E risk categories.

For mortgage and microcredit loans, the Bank sets up a general allowance, which corresponds to one percent (1%) of the outstanding principal. By virtue of applying the Standardized Models for commercial and consumer loans, no general allowances are any longer assigned to commercial and consumer loans.

All in all, allowances for loan and financial lease losses amounted to COP 2,432 billion or 5.8% of total loans at the end of 2009 and increased from COP 2,134 billion, or 4.8% of total loans as of December 31, 2008. Likewise, coverage for loan losses, measured by the ratio of allowances to PDLs (overdue 30 days), reached 149% at the end of 2009, up from 131% at the end of 2008. The coverage increase reflects the Bank’s prudent approach toward risk and incorporates as mentioned above stricter parameters than those required by the Superintendency of Finance. As of December 31, 2009, allowances in the amount of COP 494 billion were recorded in excess of the minimum allowances required by Colombia’s Superintendency of Finance.

The Bank’s management considers that the Bank’s allowances for loan and financial leases losses adequately reflect the credit risk associated with its loan portfolio given the current economic environment and the available information upon which the credit assessments are exercised. Nonetheless, the methodology used in the allowance and provision charges determination is based on the existence and magnitude of determined factors that are not necessarily an indication of future losses and accordingly no assurance can be given that current allowances and provision charges will exactly reflect actual losses.

For further details regarding the regulation and methodologies for the calculation of allowances following the accounting practices and the special regulations of the Superintendency of Finance, please see “Note 2.i. Loans and Financial Lease”  of Notes to Financial Statements included in this Annual Report.

For a description of the loan portfolio, the summary of loan experience, potential problem loans and charge-offs see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio” and “Item 4. Information on the Company – E. Selected Statistical Information – E.4. Summary of loan loss experience”.

Allowances for loan losses calculated following practices and special regulations of the Superintendency of Finance differ in certain significant respects from U.S. GAAP. Note 31- e) “Allowance for loan losses, financial leases, foreclosed assets and other receivables” to the Bank’s audited consolidated financial statements included in this Annual Report provides a description of the significant differences between Colombian GAAP and U.S. GAAP in this respect and a reconciliation of allowances following U.S. GAAP.

Merger Expenses and Goodwill Amortization

For the year ended December 31, 2009, goodwill amortization amounted to COP 69 billion, down from COP 73 billion in 2008 (5% decrease) and COP 70 billion in 2007 (2% decrease). During 2008 the Bank completed the amortization of goodwill recorded in connection with the acquisition of Banco de Colombia S.A. that occurred in the year 1998.

As of December 31, 2009, outstanding goodwill totaled COP 856 billion, which represents a 15% decrease from COP 1,009 billion at the end of 2008. Outstanding goodwill represented 1.4% of the Bank’s total assets and primarily comprises the goodwill related to the acquisition of Banagrícola, which will be amortized over 20 years beginning in May 2007.

Non-Operating Income (Expenses)

Net non-operating income, which includes gains/losses from the sale of foreclosed assets, property, plant and equipment and other assets and income from minority interests, totaled COP 78 billion in 2009, significantly higher than COP 13 billion in 2008. This performance is explained by lower non-operating expenses in 2009, which decreased 25%  compared to 2008, driven by lower expenses related to legal proceedings.

The following table summarizes the components of the Bank’s non-operating income and expenses for the last three fiscal years:

	Year ended December 31,
	2009	2008	2007 (3)
	(COP million)
Non-operating income (expenses), net:
Other income (1)	198,761	172,550	93,294
Minority interest	(15,081)	(18,511)	(13,246)
Other expenses (2)	(105,529)	(140,662)	(81,236)
Total non-operating income (expenses), net	78,151	13,377	(1,188)

(1)	Includes gains on sale of foreclosed assets, property, plant and equipment and other assets, securitization residual benefit, insurance contracts sale and rent.
(2)	Include operational losses and losses from the sale of foreclosed assets, property, plant and equipment and payments for fines, sanctions, lawsuits and indemnities.
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

Income Tax Expenses

Income tax expense for the fiscal year 2009 totaled COP 462 billion, down 3% as compared to COP 474 billion in 2008 and above the COP 362 billion in 2007.

Tax expense is determined for every subsidiary following the tax law of the country where it is domiciled. It is important to note that Bancolombia (unconsolidated), Leasing Bancolombia, Banca de Inversion Bancolombia and Fiduciaria Bancolombia signed an agreement with the Government of Colombia in order to be subject to the tax stability regime for ten years beginning on January 2001. Pursuant to the tax stability regime, those firms agreed to be taxed two percentage points above the applicable income tax rate in Colombia in exchange for an exemption with regard to any new national taxes or rates required after the date of the agreement. For this reason, in 2009, 2008 and 2007, Bancolombia (unconsolidated), Leasing Bancolombia, Banca de Inversion Bancolombia and Fiduciaria Bancolombia did not pay any financial transaction tax, wealth tax or income surtax. Consequently, Bancolombia (unconsolidated), Leasing Bancolombia, Banca de Inversion Bancolombia and Fiduciaria Bancolombia were taxed at a total income tax rate of 36% for the fiscal year 2007, and 35% for the year 2008 and 2009, 2 percentage points above the required tax rate for the companies that were not subject to the tax stability regime in Colombia. This agreement will be terminated in December 31, 2010 (in the case of Fiduciaria Bancolombia, the agreement was terminated in December 31, 2009).

In the case of Bancolombia Panama and Subsidiaries, Banagrícola and Banco Agrícola Panama, which are domiciled in Panama and permitted to operate through an international banking license, income tax is governed by the Panamanian tax law. Pursuant to Panamanian tax law Bancolombia Panama and Subsidiaries, Banagrícola and Banco Agrícola Panama Profits are not subject to income tax in Panama. Subsidiaries incorporated in El Salvador pay income tax of 25% on profits obtained within the country. For further details about the income tax expense calculation see “Note 21.  Accrued Expenses – Income Tax Expense” of Notes to the Consolidated Financial Statements.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2008 V.S 2007

Bancolombia delivered strong results in 2008 as it reported a net income of Ps 1,290.6 billion for the year (Ps 1,638.23 per share and US$ 2.92 per ADR), increasing 18.7% compared to 2007 figures.

During 2008, the Bank experienced an expansion in its business areas driven by loan growth of 18.4% over the year while maintaining a strong balance sheet in terms of coverage for loan losses, solid liquidity and capital position, as well as profitable operations with an average return on equity of 23.7% in 2008, decreasing slightly from the 24.4% recorded for the same period in 2007.

During 2008, allowances for loan losses increased to Ps 2,134.4 billion (4.8% of gross loans and financial leases), maintaining the level of coverage, measured by the ratio of allowances to past due loans, close to 135%.

The delinquencies ratio (loans overdue more than 30 days) increased to 3.6% by the end of 2008 from 2.9% as of December 31, 2007.

Driven by the operating results of the Bank in 2008, shareholders‘equity totaled Ps 6,117 billion by December 31, 2008, increasing 17.6% as compared to the figure as of December 31, 2007.

Bancolombia experienced a favorable evolution of deposit growth during 2008. As of December 31, 2008, Bancolombia‘s deposits reached Ps 40,384 billion, increasing 17.5% as compared to the deposits at the end of 2007, while the ratio of net loans to deposits (including borrowings from development banks) was 96% by the end of 2008, stable as compared to the 96% ratio by the end of 2007.

Net interest income for the year 2008 totaled Ps 3,560.4 billion, increasing 26.8% as compared to the same figure for 2007, driven by the 18.4% loan growth and wider spreads during that period. Net interest margin increased from 6.8% in 2007 to 7.4% in 2008.

Bancolombia‘s efficiency ratio, measured as the ratio between operating expenses and net operating income, reached 47.8% in 2008, improving in relation to the 53.0% ratio for 2007.

INCOME STATEMENT

Net income for the year ended December 31, 2008 totaled Ps 1,290.6 billion, increasing 18.7% as compared to the year ended December 31, 2007. Return on average equity for the year ended December 31, 2008 was 23.7%, decreasing slightly from the 24.4% recorded for the same period in 2007. The performance of the Bank was primarily driven by solid revenue generation and an expanding lending business and was underpinned by its strong franchises. At the same time, the Bank‘s performance was challenged by a less favorable credit and overall economic environment which impacted credit cost as a result of higher provision charges during the period.

During 2008, interest on loans reached Ps 4,999.5 billion, increasing 34.8% as compared to the Ps 3,707.8 billion recorded in 2007, while interest on financial leases reached Ps 776.4 billion increasing 36.0% as compared to 2007. Interest on investment securities increased 3.6% to Ps 431.6 billion when compared to the figure for 2007. Overall, total interest income reached Ps 6,313.7 billion, increasing 31.2% as compared to 2007. The Interest received from earning assets increased Ps 1,502.5 billion between December 31, 2007, and December 31, 2008, driven primarily by an increase in the average loans during the period (higher volume). Of the Ps 1,502 billion increase in interest received, Ps 1,237 billion corresponded to the increase in volume, and Ps 265.8 billion corresponded to the increase in interest rates.

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

Net fees and income from services totaled Ps 1,313.6 billion in 2008, increasing 13.3% as compared to the same period of 2007. Fee revenue performance was driven by credit and debit card fees, which totaled Ps 446.6 billion for the year ended December 31, 2008, increasing 52.1% as compared to the same period last year. Fees related to fiduciary activities totaled Ps 98.8 billion in 2008, increasing 42.8% as compared to 2007 (driven by increasing assets under management), and fees related to collection and payment service which totaled Ps 157.3 billion in 2008, increasing 20.6% as compared to the same period last year. Net fees and income from services performance was impacted by lower credit card merchant fees which totaled Ps 32.2 billion for the year ended December 31, 2008, decreasing 17.8% as compared to the same period last year, and by fees and other services expenses which totaled Ps 134.9 billion in the year ended December 31, 2008, increasing 15.9% as compared to 2007.

Total other operating income totaled Ps 650.4 billion in 2008, increasing 85.5% compared to the Ps 350.6 billion for 2007. This result was positively impacted by sales of equity securities, as the Bank recorded gains on sales of investment securities of Ps 92.1 billion driven by the sale of interest in Multienlace S.A., and negatively impacted by rule changes concerning valuation methodologies for derivative instruments issued by the Superintendency of Finance in 2008. In 2008, net foreign exchange gains reached Ps 113.6 billion driven by the peso depreciation that took place over the year as this line item aggregates net gains (or losses) of the peso conversion of U.S. dollar denominated assets and liabilities, trading gains, and foreign currency sales profits. Bancolombia usually hedges its currency exposure by establishing an opposite position in its derivative portfolio in order to minimize its exposure to drastic movements in exchange rates. Accordingly, exchange rate movements tend to have an opposite effect on the line item for derivative financial instruments compared to the effect produced on the line item for net foreign exchange gains.

As previously mentioned, the Superintendency of Finance issued new guidelines for the valuation of derivatives and structured products. As a result of this change, Bancolombia‘s balance sheet and financial results were impacted by a reduction in the carrying value of derivatives totaling Ps 145 billion in the 2008 fiscal year, resulting in a reduction in income of Ps 145 billion in the year 2008. Nevertheless, income from derivative financial instruments amounted to Ps 142.4 billion for the year ended December 31, 2008, a stable outcome as compared to Ps 141.9 billion of income presented in this line item for 2007.

During 2008, Bancolombia adjusted the parameters of the provisioning models used for the calculation of provision charges in Bancolombia (unconsolidated), Sufinanciamiento,and Leasing Bancolombia. The parameters used were stricter than the minimum parameters defined by the Colombian regulators and were aimed at increasing coverage. As a result, total net provisions charges for the year 2008 amounted to Ps 1,133.2 billion, increasing 89.8% as compared to 2007. The higher level of provision charges during the year were driven by the deterioration in asset quality as shown by increase in past due loans derived from lower economic activity and higher interest rates in the economy. Delinquencies ratio (loans overdue more than 30 days) reached 3.64% by the end 2008, up from the 2.93% ratio recorded by the end of 2007. At the same time, charge-offs of bad loans totaled Ps 547.9 billion during 2008, increasing from the Ps 186.3 billion presented in the year 2007. These adjustments enabled the Bank to maintain the level of coverage, measured as the ratio of allowances for loans and financial leases losses accrued interest losses to past due loans, close to 135% by the end of 2008, showing the strength of Bancolombia‘s balance sheet. Allowances for loans and financial leases losses increased to Ps 2,134.4 billion during 2008 (4.8% of gross loans and financial leases), increasing 46.5% compared to the figure presented by the end of 2007. The higher provision charges also reflect the increase in the size of the loan portfolio during the year 2008 as loans increased 18.4% during the period. Recovery of charged-off loans reached 108.1 billion during 2008, increasing 20.2% as compared to the figure for 2007. Overall, the Bank faced higher credit cost during the year although some of it is due to a conservative effort to maintain the level of reserves.

For the year ended December 31, 2008, total operating expenses amounted to Ps 2,640 billion, increasing 16.2% as compared to the year ended December 31, 2007. The increase in operating expenses was driven by administrative and other expenses that totaled Ps 1,269.0 billion for 2008, increasing 18.5% as compared to the same period last year. Personnel expenses (the sum of salaries and employee benefits, bonus plan payment and compensation) totaled Ps 1,077.9 billion for the year 2008, increasing 14.3% as compared to 2007. Personnel expenses were primarily driven by bonus plan payments which are part of Bancolombia‘s variable compensation program. For the year ended December 31, 2008, efficiency, measured as the ratio of operating expenses to net operating income, improved for the second consecutive year falling to 47.8% in 2008, from 53.0% in 2007.

RESULTS BY SEGMENT

The Bank manages its business through six main operating segments: Retail and Small Business Banking, Corporate and Governmental Banking, Treasury, Offshore Commercial Banking, Leasing and All Other Segments.

Retail & SMEs and Corporate & Governmental Banking segment results are determined by identifying the income and expenses related to their clients, which in turn are classified according to their size or inherent characteristic. Treasury segment results are determined by the income and expenses related to the products and transactions of such division. On the other hand, Offshore Commercial Banking, Leasing and All Other Segment results are determined by grouping subsidiaries that share similar characteristics.   The expenses related to the Bank’s operations are assigned to segments defined by the management. The expenses that are not associated directly to a particular segment are assigned proportionally to the utilization of resources by each segment. This way, all segments absorb all the expenses and it is possible to estimate a profit by segment. The following is a brief description of Bancoloombia’s operating segments:

Retail and Small Business Banking: The Bank’s Retail Banking segment provides a wide range of financial products and services to individuals and SMEs from both the public and private sectors (firms with annual sales of under COP 16,000 million) in Colombia and El Salvador. Bancolombia’s Retail and Small Business Banking segments serve a wide range of clients with different needs, goals and lifestyles.

Corporate and Governmental Banking: This segment provides commercial banking products and services to local and international companies with annual sales of more than COP 16,000 million in both the public and private sectors. The Bank’s strategy is to grow with these clients based on value-added, long-term relationships. In order to offer specialized services to clients engaged in a diverse spectrum of industries, the Bank’s sales force determines the needs and its challenges of each client and specializes in nine economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Media, Financial Services, Non-Financial Services, Construction, Government and Natural Resources.

Treasury: This segment is responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia. In addition, Bancolombia’s Economic Research Department is included in this division.

 Offshore Commercial Banking: Bancolombia Panamá S.A., Bancolombia Cayman, Bancolombia Puerto Rico Internacional Inc. and Banco Agrícola (Panama) S.A.  provide a complete line of offshore banking services to Colombian and Salvadorian customers, including loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these Subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

Leasing: This segment provides financial and operational leases, including cross-border and international leasing services to clients in Colombia as well as in Central America, Mexico and Brazil. Bancolombia offers these services through the following Subsidiaries: Leasing Bancolombia, Renting Colombia, Renting Perú S.A., Tempo Rent a Car S.A., Capital Investment Safi S.A, Suleasing International USA Inc., and Arrendadora Financiera S.A.

All Other Segments: This segment provides the following products and services: (i) Investment Banking services for corporate customers in areas such as mergers and acquisitions, project finance, issuances of debt and equity securities and syndicated loan transactions (ii) Brokerage and Asset Management (iii) Trust, and Insurance (iv) Bancassurance and (v) Pension Fund Management.

The following discussion should be read in conjunction with Bancolombia’s segment disclosure presented in the notes to the audited consolidated financial statements, See “Note 31 – x). – Segments Disclosure Differences Between Colombian Accounting Principles for Banks and U.S. GAAP – Summary of Significant differences and required U.S. GAAP disclosures  for the period ended December 31, 2007, 2008 and 2009”.

Retail and Small Business Banking

COP Billion	2009	2008	2007	Var 09/08	Var 09/07
Total Revenues	3,084	2,901	2,218	6%	39%
Provisión for loan losses (-)	901	802	422	12%	114%
Expenses	(1,804)	(1,647)	(1,404)	10%	28%
Net income after eliminations	392	393	325	0%	20%

Net income after eliminations of intersegment profit for the Retail and Small Business Banking segment totaled COP 392 billion in 2009, stable from COP 393 billion in 2008 and 20% above COP 325 billion in 2007.  Net income for the Retail and Small Business Banking segment represented 31% of the Bank’s total net income in 2009.

Revenues for the Retail and Small Business Banking segment totaled COP 3,084 billion in 2009, up 6% and 39% as compared to 2008 and 2007, respectively. This performance was driven by higher fees and income from services within this segment, which are reflected in higher revenues from external customers (17% up in 2009 versus 2008).

During 2009, credit cost remained high for this segment. Provision charges for loan losses totaled COP 901 billion, up 12% as compared to 2008 and 114% as compared to 2007.  Weak employment and economic activity in general had a direct effect on the delinquencies and weakening credit quality throughout 2009.

Expenses (which are composed of administrative and other expenses and depreciation and amortization expense) reached COP 1,804 billion, 10% above COP 1,647 billion in 2008.

Corporate and Governmental Banking

COP Billion	2009	2008	2007	Var 09/08	Var 09/07
Total revenues	1,217	1,144	927	6%	31%
Provision for loan losses (-)	260	330	188	(21)%	39%
Expenses	(432)	(414)	(356)	4%	21%
Net income after eliminations	417	308	308	35%	35%

Net income after eliminations of intersegment profit for the Corporate and Governmental Banking segment totaled COP 417 billion, a 35% increase over COP 308 billion in the years 2008 and 2007, respectively. Net income for the Corporate and Governmental Banking segment represented 33% of the Bank’s total net income in 2009.

Revenues for the Corporate and Governmental Banking segment after eliminations totaled COP 1,217 billion in 2009, up 6% and 31% as compared to 2008 and 2007, respectively. Such performance was primarily driven by higher net interest income (up 11% in 2009 versus 2008) due to lower interest expense during the year.

Despite the more challenging economic environment, provision charges for the Corporate and Governmental Banking segment decreased in 2009 to COP 260 billion, down 21% as compared to 2008, though above COP 188 billion in 2007. Such performance is explained by recoveries of provisions related to loan prepayments, which were significant within this segment in 2009.

Expenses (which are composed of administrative and other expenses and depreciation and amortization expense) totaled COP 432 billion, 4% above the COP 414 billion in 2008 and reflected the cost containment efforts undertaken by the segment.

Treasury

COP Billion	2009	2008	2007	Var 09/08	Var 09/07
Total revenues	247	371	315	(33)%	(22)%
Provision for loan losses (-)	25	(11)	(15)	(325)%	(273)%
Expenses	(65)	(76)	(45)	(14)%	44%
Net income after eliminations	125	231	232	(46)%	(46)%

Net income after eliminations of intersegment profit for the Treasury segment totaled COP 125 billion and decreased 46% as compared to 2008 and 2007. Net income for the Treasury segment represented 10% of the Bank’s total net income in 2009.

Revenues for the treasury segment totaled COP 247 billion in 2009, decreasing from COP 371 billion in 2008. As previously mentioned, new guidelines for the valuation of derivatives and structured products issued by the Superintendency of Finance produced a negative effect on Treasury division revenues. As a result of these adjustments, revenues were impacted by non-recurring charges of COP 123 billion that accounted for most of the year over year decrease.

Reversal of provision charges relating to debt securities produced a net positive effect in this line item of COP 25 billion in 2009, while expenses (which are composed of administrative and other expenses and depreciation and amortization expense) totaled COP 65 billion, 14% below the 76 billion in 2008 and reflected lower bonus payments in 2009.

Offshore Commercial Banking

COP Billion	2009	2008	2007	Var 09/08	Var 09/07
Total revenues	105	51	105	105%	0%
Provision for loan losses (-)	10	16	19	(39)%	(49)%
Expenses	(80)	(69)	(32)	15%	152%
Net income after eliminations	33	(15)	72	(322)%	(54)%

Net income after eliminations of intersegment profit for the Offshore Commercial Banking segment totaled COP 33 billion, significantly higher than the loss of COP 15 billion in 2008, although still below the COP 72 billion of net income in 2007. Net income for the Offshore Commercial Banking segment represented 3% of the Bank’s total net income in 2009.

Revenues for the Offshore Commercial Banking segment totaled COP 105 billion in 2009, 2.1 times the COP 51 billion of 2008. Such performance is explained by higher interest income (up 13% over the year) and lower interest expense (down 10% over the year). Interest income benefited from greater spread in loans, while interest expense was positively impacted by lower interest rates and a more favorable funding mix (a greater portion of clients’ deposits). It is important to note that the performance of Bancolombia Panamá included in this segment refers only to the results reported by Bancolombia Panamá’s offshore commercial banking activities and does not consolidate the results of Banagrícola, which are reflected in the results for the other segments as appropriated.

Credit cost for this segment was lower throughout 2009 due to reserve recoveries caused by loan prepayments. Provision charges for the Offshore Commercial Banking segment decreased in 2009 and totaled COP 10 billion, down 39% as compared to 2008 and 49% as compared to 2007.

Expenses, which are composed of administrative and other expenses and depreciation and amortization expense, totaled COP 80 billion, 15% above the COP 69 billion in 2008.

Leasing

COP Billion	2009	2008	2007	Var 09/08	Var 09/07
Total revenues	561	533	316	5%	78%
Provision for loan losses (-)	177	143	109	23%	63%
Expenses	(303)	(257)	(102)	18%	197%
Net income after eliminations	116	152	131	(24)%	(11)%

This segment reflects the operations of the Bank’s subsidiaries that offer financial and operational leases: Leasing Bancolombia S.A., Renting Colombia S.A., Renting Perú S.A.C, RC Rent a Car S.A.S., Capital Investment Safi S.A., Suleasing International USA Inc. and Arrendadora Financiera S.A.

Net income after eliminations of intersegment profit for the Leasing segment totaled COP 116 billion for the year ended December 31, 2009 and represented 9% of the Bank’s total net income. Earnings for this segment decreased 24% in 2009 as compared to 2008 and 11% as compared to 2007. This performance is primarily explained by higher provision charges and expenses during the year.

Revenues for the Leasing segment totaled COP 561 billion in 2009, up 5% as compared to 2008 and 78% as compared to 2007, driven by a good performance of revenues from external customers and partially offset by lower net interest income.

On the other hand, provision charges for the Leasing segment increased significantly in 2009 and totaled COP 177 billion, up 23% and 63% as compared to 2008 and 2007, respectively. Greater deterioration of asset quality, especially in auto leases, explains this increase.

Expenses (which are composed of administrative and other expenses and depreciation and amortization expense) totaled COP 303 billion, 18% above the 257 billion in 2008. It is important to note that higher depreciation cost derived from increasing operational leasing assets accounts for a large part of this cost increase. Depreciation expense totaled COP 134 billion in 2009 and increased 35% over the year.

All Other Segments

COP Billion	2009	2008	2007	Var 09/08	Var 09/07
Total revenues	759	1,058	572	(28)%	33%
Provision for loan losses (-)	23	38	26	(40)%	(12)%
Expenses	(538)	(422)	(395)	28%	36%
Net income after eliminations	175	221	139	(21)%	26%

This segment reflects the remaining operations of the Bank, including: Banca de Inversión, Valores Bancolombia S.A., Fiduciaria Bancolombia S.A., Banagrícola S.A., Asesuisa S.A., Asesuisa Vida S.A., AFP Crecer S.A, FCP Colombia Inmobiliaria, Inversiones Financieras Banco Agrícola S.A., Bursabac S.A. de C.V., Inmobiliaria Bancol S.A., Valores Simesa S.A., Inversiones CFNS Ltda., Todo Uno Colombia S.A., Inversiones IVL S.A, Transportes Empresariales de Occidente Ltda. and Fiduciaria GBC S.A. Some expenses from the Bank’s corporate headquarters and dividends received by the Bank are included in this segment as well.

Net income after eliminations of intersegment profit for this segment totaled COP 175 billion in 2009, which represents a decrease of 21% as compared to 2008, driven by lower revenues and higher expenses during the year. Net income for this segment represented 14% of the Bank’s total net income in 2009.

Revenues for this segment totaled COP 759 billion in 2009, 28% down as compared to 2008, although 33% above the COP 572 billion in 2007. During 2008, this segment revenue incorporated the earnings derived from the sale of the Bank’s interest in Multienlace S.A., reflecting a gain of COP 92 billion. During 2009, no gain from sales on investment securities was recorded which would affect the comparison between periods.

Expenses (which are composed of administrative and other expenses and depreciation and amortization expense) totaled COP 538 billion, 28% above the 422 billion in 2008 and reflected the higher expenses for software development and IT upgrades, greater collection efforts, greater costs associated to deposit insurance and larger assumed taxes and tariffs which are recorded within this segment.

B.	LIQUIDITY AND CAPITAL RESOURCES

B.1.	LIQUIDITY AND FUNDING

Market Scenario

Macroeconomic policies established by Colombia’s Central Bank impact directly the liquidity levels of the financial system. As a result of the interest rate cuts undertaken by Colombia’s Central Bank and its expansive monetary policy, the Colombian financial system remained liquid throughout 2009, while all reference interest rates reached historical low levels and interbank lending rates maintained historical spreads in relation to the Central Bank overnight lending rate.

Liquidity Management

The “ALCO”, Asset and Liability Management Committee, defines the main policies of liquidity and funding in accordance with the Bank’s desired balance sheet structure.

The Bank uses a variety of funding sources to generate liquidity taking into consideration market conditions, interest rates, liquidity needs and the desired maturity profile of funding instruments. Consequently, policies are designed to achieve an optimal match between assets and liabilities profile regarding maturities, interest rates and currency exposure.

One of the Bank’s main strategies is to maintain a solid liquidity position, thus, ALCO has established a minimum amount of liquid assets, calculated in relative terms to the total assets, in order to guarantee the proper operation of banking activities such as lending and withdrawals of deposits, protect capital and take advantage of market opportunities. ALCO has delegated the short term liquidity assessment task to a smaller committee called the Liquidity Committee, which revises strategies and policies regarding liquidity. In addition, the Bank has defined a contingency liquidity plan that allows the organization to raise funds under stress market scenarios. This contingency plan is tested on a continuous basis to guarantee its viability.

Funding Structure

During 2009, the Bank maintained a solid liquidity position. The ratio of net loans to deposits (including borrowings from development banks) was 88% at the end of 2009, which compares favorably to the 96% ratio in 2008.

As of December 31, 2009, the Bank’s liabilities reached COP 54,832 billion, decreasing 1% as compared to the end of 2008. Liabilities denominated in pesos, which represent 74% of total liabilities, increased 4% as compared to the end of 2008, while deposits denominated in U.S. dollars totaled COP 14,319 billion (or 7.0 billion US$), down 6% in US$ as compared to 2008.

The Bank’s principal sources of funding are short-term deposits, which are primarily composed of time deposits, checking accounts and savings accounts. The Bank experienced, during 2009, a positive evolution of deposit growth which reached COP 42,149 billion (68.1% of assets) by the end of the year, and outpaced loan growth as deposits increased 4% during the year.

The following table sets forth checking, time deposits and saving deposits as a percentage of the Bank total liabilities for the years 2009, 2008 and 2007:

	2009	2008	2007
Checking deposits	15.0%	13.1%	14.7%
Time deposits	33.5%	33.6%	30.5%
Saving deposits	27.6%	25.1%	27.1%

The Bank also used borrowings from domestic development banks which amounted to COP 2,886 billion at the end of 2009 and represented a good quality source of funding provided by governmental entities in order to promote lending activities within specific sectors of the Colombian economy. This funding source is fully matched with related loans in terms of maturity and interest rates.

In addition to the main sources of funding described above, the Bank uses: (i) its debt securities portfolio as a source of short-term liquidity by engaging in repurchase agreements transactions, overnight-loan funds and the Central Bank’s funds and (ii) the issuance of bonds on a regular basis to reduce the maturity mismatch between assets and liabilities, reducing the liquidity risk. During 2009 the Bank obtained funds from an issuance of ordinary notes with an aggregate principal amount of COP 500 billion in a public offering in Colombia. Additionally, on March 4, 2009, the Bank issued subordinated ordinary notes (with maturity of 10-15 years) with an aggregate principal amount of COP 400 billion. As of December 31, 2009, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 4,174 billion.

With respect to 2008, the Central Bank undertook several measures to support the proper functioning of Colombia‘s financial system. On October 24, 2008, ordinary reserve requirements were reduced and modified as follows (i) 11% for demand deposits (previously 11.5%) and (ii) 4.5% for time deposits under 540 days (previously 6%). Subsequently, the Central Bank’s overnight lending rate was reduced by 50 basis points in December 19, 2008 for the first time since April 2006. This decision was followed by additional reductions which have fixed the Central Bank’s overnight lending rate at 4.50% compared to 10% recorded in December 2008. As a result of these measures, liquidity within the Colombian financial system was adequate, while interbank lending rates tended to maintain historical spreads with the Central Bank overnight lending rate. As of December 31, 2008, Bancolombia’s liabilities totaled COP 55,666 billion, increasing 18.6% as compared to the end of 2007. Bancolombia’s principal sources of funding during those periods were short-term deposits, which are primarily composed of time deposits, checking accounts and savings accounts. The Bank experienced, during 2008, a positive evolution of deposit growth which reached COP 40,384 billion (65.4% of assets) by the end of the year, increasing 17.5% as compared to the end of 2007.

The Bank’s management believes that the current level of liquidity is adequate and will seek to maintain its solid deposit base and the access to alternative sources of funding such as borrowings from domestic development banks, repurchase agreements, bond issuances, overnight funds and Central Bank funds, in light of market conditions, interest rates and the desired maturity profile of liabilities.

The following table sets forth the components of the Bank’s liabilities  for the years 2009, 2008 and 2007:

	As of December 31,
	2009		% of total funding	2008		% of total funding	2007		% of total funding
	(COP million, except percentages)
Checking deposits
Peso-denominated	COP	5,840,450	10.7%	COP	5,365,391	9.6%	COP	5,143,200	11.0%
U.S. dollar-denominated		2,384,498	4.3%		1,935,659	3.5%		1,725,075	3.7%
Total		8,224,948	15.0%		7,301,050	13.1%		6,868,275	14.7%
Time deposits
Peso-denominated		11,940,626	21.8%		11,804,875	21.3%		8,499,055	18.1%
U.S. dollar-denominated		6,390,862	11.7%		6,847,863	12.3%		5,805,672	12.4%
Total		18,331,488	33.5%		18,652,738	33.6%		14,304,727	30.5%
Savings deposits
Peso-denominated		12,999,375	23.7%		11,928,822	21.4%		10,652,306	22.7%
U.S. dollar-denominated		2,144,406	3.9%		2,068,248	3.7%		2,044,982	4.4%
Total		15,143,781	27.6%		13,997,070	25.1%		12,697,288	27.1%
Other deposits
Peso-denominated		329,693	0.6%		272,755	0.5%		360,950	0.8%
U.S. dollar-denominated		119,420	0.2%		160,787	0.3%		142,910	0.3%
Total		449,113	0.8%		433,542	0.8%		503,860	1.1%

	As of December 31,
	2009	% of total funding	2008	% of total funding	2007	% of total funding
	(COP million, except percentages)
Interbank Borrowings
Peso-denominated	-	0.0%	-	0.0%	-	0.0%
U.S. dollar-denominated	1,152,918	2.1%	2,077,291	3.7%	1,506,611	3.2%
Total	1,152,918	2.1%	2,077,291	3.7%	1,506,611	3.2%
Repurchase agreement and interbank funds
Peso-denominated	1,280,796	2.3%	1,646,924	3.0%	1,199,021	2.6%
U.S. dollar-denominated	61,405	0.1%	917,284	1.6%	806,469	1.7%
Total	1,342,201	2.4%	2,564,208	4.6%	2,005,490	4.3%
Domestic development banks Borrowings and other (1)
Peso-denominated	2,672,752	4.9%	3,210,780	5.8%	2,780,971	5.9%
U.S. dollar-denominated	213,480	0.4%	659,854	1.2%	563,664	1.2%
Total	2,886,232	5.3%	3,870,634	7.0%	3,344,635	7.1%
Bank acceptances outstanding
Peso-denominated	-	0.0%	-	0.0%	12,957	0.0%
U.S. dollar-denominated	47,609	0.1%	56,935	0.1%	42,251	0.1%
Total	47,609	0.1%	56,935	0.1%	55,208	0.1%
Long term debt
Peso-denominated	2,699,565	4.9%	1,957,310	3.5%	1,425,109	3.0%
U.S. dollar-denominated	1,474,057	2.7%	1,686,176	3.0%	1,425,621	3.0%
Total	4,173,622	7.6%	3,643,486	6.5%	2,850,730	6.0%
Other liabilities
Peso-denominated	2,749,575	5.0%	2,672,406	4.8%	2,385,688	5.0%
U.S. dollar-denominated	330,049	0.6%	396,874	0.7%	429,867	0.9%
Total	3,079,624	5.6%	3,069,280	5.5%	2,815,555	5.9%
Total funding
Peso-denominated	40,512,832	73.9%	38,859,263	69.9%	32,459,257	69.1%
Dollar-denominated	14,318,704	26.1%	16,806,971	30.1%	14,493,122	30.9%
Total liabilities	COP 54,831,536	100.0%	COP 55,666,234	100.0%	COP 46,952,379	100.0%

(1)	Includes borrowings from commercial banks and other non-financial entities.

Credit Ratings

The Bank’s credit ratings by Moody’s Investors Service (“Moody’s”) improved recently. In May 2009, Moody’s upgraded the Bank’s financial strength rating (“BFSR”) from D to D+. The outlook on the BFSR was changed to “stable” from “positive”.

The Bank’s long-term and short-term local currency deposit ratings of “Baa2” and “Prime- 3”, as well as the long-term and short-term foreign currency deposit ratings of “Ba2” and “Not Prime” were affirmed by Moody’s. The Bank’s foreign currency subordinated debt rating of “Baa3” was also affirmed with a stable outlook by the rating firm. Colombia’s sovereign Long-Term Foreign Currency rating by Moody’s Investor Services is Ba1 with a stable outlook.

On the other hand, Fitch Ratings affirmed on June 2009 the Bank’s long- and short-term Issuer Default Ratings (IDRs) and outstanding debt ratings as follows: long-term foreign currency IDR at ‘BB+’; short-term foreign currency IDR at ‘B’; long-term local currency IDR at ‘BB+’; short-term local currency IDR at ‘B’; and Individual at ‘C/D’. At the same time, the rating for the Bank’s subordinated debt maturing May 2017 was affirmed at ‘BB’. The Rating Outlook is Stable. Colombia’s sovereign Long-Term Foreign Currency rating by Fitch Ratings is BB+ with a stable outlook.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency, and each rating should be evaluated independently of any other rating.

Consolidated Statement of Cash Flows

Cash flows for the Bank include net cash provided for operating activities, net cash used in investing activities and net cash provided by financing activities. The following table shows those flows for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
		(COP million)
Operating activities	5,673,995	(7,133)	(912,668)
Investing activities	(978,475)	(1,602,345)	(271,053)
Financing activities	(2,942,736)	2,000,666	4,405,742
Net increase in cash and cash equivalents	1,752,784	391,188	3,222,021

During 2009, the Bank reported a positive net cash flow that produced an increase in cash and equivalents of COP 1,753 billion. This result is explained by COP 5,674 billion cash provided by operating activities, offset by COP 978 billion and COP 2,943 billion used in investing activities and financing activities respectively.

The primary sources of cash for operating activities were: (i) the Bank’s earnings results before depreciation and provision charges and (ii) the combined effect of the loan portfolio reduction and the increase in deposits experienced during 2009. On the other hand, investing activities demanded cash as a result of the increase of the Bank’s debt securities portfolio and the net increase on premises and equipment, while financing activities demanded cash as the Bank reduced a large quantity of interbank borrowings and overnight funds liabilities as compared to the net increase in long-term debt. For further detail see “Item 18–Bancolombia’s consolidated statement of cash flows” included in this Annual Report.

During fiscal year 2008, operating activities generated an outflow of approximately COP 7 billion, significantly less than the COP 913 billion outflow presented in 2007. In 2008, there was an important decline in cash used to finance growth in the loan portfolio due to a reduction in the demand for credit. On the other hand, cash demanded by asset growth was provided by the combination of deposit growth and the operating results of the Bank reducing the amount of net cash demanded by operating activities. The reduction in purchases of other assets also explains the decline in cash used in operating activities.

During 2007, the Bank reported a positive net cash flow that produced an increase in cash and cash equivalents of COP 3,222 billion. This result is explained by COP 4,406 billion cash provided by financing activities, primarily resulting from a stock issuance for a total of COP 928 billion during the year, an issuance of subordinated debt for a total of COP 806 billion and in general by the increase of liabilities during the period. The cash produced by financing activities was partially offset by cash used in operating and investing activities in the amount of COP 1,184 billion.

The Bank’s investing activities demanded net cash of COP 1,602 billion in 2008, driven by the increase of investment securities, in order to manage the Bank’s interest rate and liquidity risks. The increase of property and equipment during the period also explains the cash flow from investing activities.

The financing activities of the Bank include the issuance of long-term debt and the issuance of preference and common shares. In 2008, net cash provided by financing activities was COP 2,001 billion due to an increase in liabilities related to inter-bank borrowings, long-term debt and borrowings from domestic development banks.

As mentioned above, Bancolombia uses a variety of funding sources to generate liquidity taking into consideration market conditions, interest rates, liquidity needs and the desired maturity profile of funding instruments. Consequently, policies are set to achieve an optimal match between assets and liabilities profile regarding maturities, interest rates and currency exposure. In addition, the Bank’s strategy will continue to focus on maintaining a solid liquidity position, taking advantage of the stable deposits derived from a broad base of customers, ample geographical coverage and diverse alternative funding sources, which has enabled Bancolombia to fulfill its contractual obligations.

Capital Position

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity amounted to COP 7,033 billion at the end of 2009, up 15% as compared to stockholders ’ equity at the end of 2008.

In addition, on a consolidated basis, the Bank’s capital adequacy ratio was 13.2% as of December 31, 2009, higher than the 11.2% at the end of 2008 and the 12.67% as of December 31, 2007. The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the Superintendency of Finance by 423 basis points. The basic capital ratio (tier 1) was 10.40% and the tangible capital ratio, which is equal to stockholders’ equity minus goodwill and intangible assets divided by tangible assets, was 9.85% at the end of 2009. For a full description of our capital adequacy requirements please see “Item 4. History and development of the company – B. Business Overview – B.7 – Supervision and Regulation”.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP million)	2009	%	2008	%	2007	%
Basic capital (Tier I)	5,726,318	10.40	4,971,755	8.95	4,729,101	10.14
Additional capital (Tier II)	1,559,978	2.83	1,273,869	2.29	1,179,216	2.53
Technical capital (1)	7,286,296		6,245,624		5,908,317
Risk weighted assets included market risk	55,084,655		55,542,485		46,628,036
CAPITAL ADEQUACY (2)	13.23%		11.24%		12.67%

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk weighted assets.

B.2.	FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

The Bank’s treasury division is able to carry out all transactions in local or foreign currencies that are legally authorized in Colombia. These include derivative transactions, purchase and sale of fixed income securities and indexed securities, repurchase or resale transactions, short sales, temporary securities transfers, simultaneous transactions and transactions on the foreign currency exchange market.

During 2009, 2008 and 2007, the Bank entered into Repo and Reverse Repo agreements of financial instruments. These operations require the value of the collateral to be higher than the amount of the transaction. These operations are performed following credit risk guidelines and utilize credit limit for both: the counterparty performing the operation and the underlying issuer of the financial instrument. For further details regarding the accounting treatment please see Note 2.g. of Notes to Financial Statements included in this Annual Report.

The Bank monitors treasury division activities through policies regarding management of liquidity, market, legal, credit and operational risks.  Such policies are monitored by the vice president of risk management. In order to be able to control market and liquidity risks, the Bank sets limits intended to keep its exposure levels and losses within certain ranges determined by the Bank’s board of directors. The Bank’s investment policies do not include restrictions regarding the maturity of the securities held in the portfolio, except those related to the minimal liquidity portfolio, but do include a target (weighted average) duration or the entire portfolio.

Before taking any additional positions, the Bank’s treasury division also verifies, with respect to investments in local and in foreign currencies, the availability of funds for investment and each investment’s compatibility with the Bank’s liquidity structure.

As further described in “Item 11. Quantitative and Qualitative Disclosure About Market Risk”, the market risk stated in the treasury book is measured using methodologies of value at risk (VaR), and the position limits are based on the results of these methodologies. The Bank has defined VaR limits that follow a hierarchical structure, which avoid the concentration of market risk in certain groups of assets and also take advantage of portfolio diversification. In addition to VaR limits, the Bank also uses stop loss advisories to inform senior management when losses are close to certain established thresholds in the trading book. Moreover, for the options portfolio the Bank has set limits based on the sensitivity of the portfolio to the underlying, volatility and interest rates. As part of its operation, the Bank holds cash and cash equivalents primarily in Colombian pesos and U.S. dollars. Nevertheless, those positions, as well as any other currency position, are determined by the treasury division in connection with the Bank’s currency risk assessment and management. Specifically, the Bank’s exposure to currency risk primarily arises from changes in the U.S. dollar/COP exchange rate. The exposure to currency risk is managed by the Bank’s treasury division. The Bank uses a VaR calculation to limit the exposure to currency risk of its balance sheet. These limits are supervised on a daily basis by the Bank’s Market Risk Management Office. The Bank’s treasury division manages a derivative portfolio which includes forward agreements in foreign currency with the purpose of hedging its currency exposure.

B.3.	COMMITMENT FOR CAPITAL EXPENDITURES

See “Item 4. Information on the Company – A. History and Development of the Company – Capital Expenditures and Divestitures”.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Bank does not have any significant policies or projects relating to research and development.

D.	TREND INFORMATION

During the second half of 2009, the Bank’s net interest income was pressured by decreasing interest margins and the contraction of the loan portfolio. In addition, credit cost remained high in 2009, as provision charges were above their historical relative level. Future levels of loan volumes, interest margins and credit cost will be key drivers of the Bank’s performance. The following is a brief discussion of recent trends with regards to those three elements.

Loan Volume Performance

Although stable during the fourth quarter of 2009, loans and financial leases decreased 6% during the year. This performance was driven primarily by higher than anticipated prepayments and lower demand on corporate loans motivated by increased activity of non-financial firms in the domestic and international debt markets.

Vibrant bond issuance activity of local firms in the domestic and international debt markets was a key driver of loans volume performance in 2009. It is estimated that COP 13,694 billion was issued in Colombia in 2009, 2.4 times the amount issued in 2008. Non-financial firms issued COP 6,630 billion, which represents COP 5,309 billion in excess of the amount issued by them in 2008. Such strong issuance activity, explained to a large extent by a rebound in activity from historically low levels during the previous two years, caused higher than anticipated loan prepayment activity and lower general credit demand within the corporate segment. In addition, tougher economic conditions also weighed on credit demand. As a result, credit demand remained subdued.  Specifically, U.S. dollar-denominated lending activity was impacted by lower financing needs due to lower international trade flows affecting our clients’ businesses and also by a less dynamic economic environment in El Salvador where our loans are all dollar-denominated as the country’s economy is dollarized.

However, recent data and leading indicators signal the end of the economic decline phase in Colombia. Therefore, credit demand is expected to moderately accelerate throughout 2010.

Net Interest Margins

The majority of the Bank’s loan book has a variable rate (63% of loans have a maturity of more than a year and variable rates) and the re-pricing pace of our assets tends to be faster than that of our liabilities. Consequently, the magnitude and rapid pace of interest rate cuts in Colombia during the first half of 2009 had an immediate effect on the Bank’s net interest margins, as they shrank from 7.5% in the fourth quarter of 2008 to 6.3% in the third quarter of 2009.

However, lower funding cost drove sequential quarterly net interest expansion in the fourth quarter of 2009, as recurring annualized net interest margin, or that resulting after deducting non-recurring income on investment securities, reached 6.7% in the quarter.

Ample liquidity, a more favorable deposit mix (one with a greater proportion of demand deposits) and a more stable outlook for interest rates in the economy point toward stability in interest margins in 2010.

Credit Cost

Provision charges in 2008 and 2009 represented a significantly high credit cost and stood above 2.5% of loans in both years. Nonetheless, better expectations for economic activity and signs of stability in asset quality point towards a more positive scenario for asset quality and provision burden in 2010.

E.	OFF-BALANCE SHEET ARRANGEMENTS

The following are the off-balance sheet arrangements in which the Bank is involved: standby letters of credit, letters of credit and bank guarantees.

Standby letters of credit and bank guarantees are conditional commitments issued by us to guarantee the performance of a customer to a third party. The Bank typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, the Bank may hold cash or other highly liquid collateral to support these guarantees.

At December 31 2009, 2008 and 2007, outstanding letters of credit and bank guarantees issued by Bancolombia totaled COP 3,094,924  million, COP 3,524,631 million and COP  2,613,369 million, respectively.

The table below summarizes at December 31, 2009 and 2008 all of the Bank’s guarantees where the Bank is the guarantor.  The total amount outstanding represents maximum potential amount (notional amounts) that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses.

	Expire within one year		Expire after one year		Total amount outstanding		Maximum potential amount of future losses
	2009	2008	2009	2008	2009	2008	2009	2008
	COP millions
Financial standby letters of credit	1,280,104	1,577,231	323,997	313,343	1,604,101	1,890,574	1,604,101	1,890,574
Bank guarantees	1,047,549	1,106,968	443,274	527,089	1,490,823	1,634,057	1,490,823	1,634,057
Total (COP)	2,327,653	2,684,199	767,271	840,432	3,094,924	3,524,631	3,094,924	3,524,631

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows the Bank’s contractual obligations as of December 31, 2009:

Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(COP millions)
Long-term debt obligations	COP	4,269,780	COP	817,264	COP	1,036,279	COP	671,346	COP	1,744,892
Time deposits		18,596,880		16,105,289		1,859,776		186,989		444,826
Commitments to originate loans		1,417,015		1,417,015		-		-		-
Commitments of repurchase of investments		-		-		-		-		-
Employee benefit plans		154,606		17,357		30,129		48,873		58,246
Borrowings from domestic development banks		2,886,232		392,495		897,235		911,179		685,323
Total	COP	27,324,513	COP	18,749,420	COP	3,823,419	COP	1,818,387	COP	2,933,287

The table includes interest costs on debt, the Bank does not have any uncertain positions to report and the leasing agreements it does hold are between the same companies belonging to the Group, which are duly eliminated as part of the consolidation process.

G.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following are considered critical accounting policies, given their significant impact on the financial condition and operating performance of the Bank. This information should be read together with Note 2. Summary of significant accounting policies of the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER COLOMBIAN GAAP

Evaluation of loan portfolio risk and determination of allowances for loan losses: Under Colombian GAAP, the Bank currently evaluates loan portfolio risk according to the rules issued by the Colombian Superintendency of Finance, which establish qualitative and quantitative standards for assigning a risk category to individual assets. The qualitative analysis includes the evaluation of “potential weaknesses”, “deficiencies” or “serious deficiencies” based on the existence and magnitude of specific factors, according to the judgment of management. For the quantitative evaluation, the Bank first determines whether the loan has become due and then classifies the loan according to the number of days past due.

Commercial and consumer loans are provisioned following standard models developed by the Colombian Superintendency of Finance. According to the models, the allowance for loan losses is stated through the calculation of the Expected Loss.

Microcredit and mortgage loans are provisioned considering a minimum allowance level for each credit category.  In addition, a general allowance equal to 1% of the outstanding loan balance is required.

The Bank considers the accounting estimates used in the methodology to determine the allowance for loan losses to be “critical accounting estimates” because: (a) by its nature, the allowance requires the Bank to make judgments and assumptions regarding the Bank’s loan portfolio, (b) the methodology used in its determination is based on the existence and magnitude of determined factors that are not necessarily an indication of future losses and (c) the amount of the provision that is based on reference models for commercial and consumer portfolio and a percentage based on the risk category for microcredit and mortgage portfolio, although it is  impossible to ensure that this percentage will exactly reflect the probability of loss.

Contingent Liabilities:The Bank is subject to contingent liabilities, including judicial, regulatory and arbitration proceedings and tax and other claims arising from the conduct of the Bank’s business activities. Under Colombian GAAP, allowances are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote.  Contingencies are partially provisioned and are recorded when all the information available indicates that it is probable that the Bank will incur in the future disbursements for events that happened before the balance sheet date and the amounts may be reasonably estimated. The Bank involves internal and external experts (lawyers and actuaries) in assessing probability and in estimating any amounts involved.

Throughout the life of a contingency, the Bank’s internal experts may learn of additional information that can affect the assessments about probability or the estimates of amounts involved.  Changes in these assessments can lead to changes in recorded allowances.

The Bank considers the estimates used to determine the allowance for contingent liabilities to be “critical accounting estimates” because the probability of their occurrence is based on the Bank’s judgment, which will not necessarily coincide with the future outcome of the proceedings.

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

The Bank considers that the accounting estimates related to its pension plan are “critical accounting estimates” because the determination of the contributions to the plan involves judgments and assumptions made by the actuaries related to the future macroeconomic and employees demographics factors, among others, which will not necessarily coincide with the future outcome of such factors.

Recognition of B usiness C ombinations: Upon a business combination, the Colombian purchase method of accounting requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of income of the acquiring company for the period in which a business combination occurs includes the income of the acquired company as if the acquisition had occurred on the first day of the reporting period and (iii) the costs directly related to the purchase business combination not be considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by management.

The pooling of interests method of accounting requires the aggregate of the stockholders’ equity of the entities included in the business.

The Conavi/Corfinsura Merger was accounted for using the pooling of interests method in accordance with the methodology suggested by the Superintendency of Finance. The Sufinanciamiento, Comercia (now Factoring Bancolombia), Sutecnología and Banagrícola acquisitions were accounted for using the purchase method under Colombian GAAP.

Goodwill R ecognized U pon B usiness C ombinations: The Bank tests goodwill recognized upon business combinations for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit. Fair value is determined by management by reference to market value, if available, or by pricing models or with the assistance of a qualified evaluator. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.

Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different assumptions and estimates could be used which would lead to different results. The most significant amounts of goodwill and intangibles relate to the acquisition of Conavi and Corfinsura in 2005 and Banagrícola in 2007. The valuation models used to determine the fair value of these companies and the intangibles are sensitive to changes in the assumptions. Adverse changes in any of these factors could lead the bank to record a goodwill or intangible impairment charge.

Under Colombian GAAP, financial entities have to register amortization of Goodwill.  According to the guidelines issued by Superintendency of Finance, the goodwill should be amortized using the exponential method, however, others methods which provide a better association between the revenues and expenses are permitted.  Since January, 2008, the straight-line method has been used to amortized goodwill, since the Bank considers this method provides a better association between the revenues and expenses corresponding to this investment. Under Colombian GAAP the Bank performs impairment test using discounted cash flow technique.

The Bank considers amortization and impairment tests to be “critical accounting estimates” because of the importance of assumptions used in the testing and the sensitivity of the results to the assumptions used.

Recognition and M easurement of F inancial I nstruments at F air V alue:A portion of the Bank’s assets is carried at fair value for Colombian GAAP purposes, including equity and debt securities with quotations available or where quoted prices are available for similar assets, derivatives, customers’ acceptances and short-term borrowings.

Under Colombian GAAP, the fair value of a financial instrument is defined as the estimated amount at which the instrument could be exchanged in a current transaction between willing and independent parties. A large proportion of the Bank’s assets reported at fair value are based on quoted market prices, which provide the best indication of fair value. If quoted market prices are not available, the Bank discounts the expected cash flows using market interest rates which take into account the credit quality and duration of the investment. The degree of management’s judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices. When observable market prices and parameters do not exist, management’s judgment is necessary to estimate fair value, in terms of estimating the future cash flows, based on variables of the instruments, the inherent credit risk and the applicable interest rate to discount those cash flows.

As of December 31, 2009, the Bank’s assets that were fair-valued using discounted cash flows techniques amounted to COP 3,546,892 million  and mainly included bonds and notes issued by government or its entities and corporate debt securities.

As of December 31, 2009, derivative financial instruments were not recognized based on quoted prices and as a consequence, valuation techniques such as discounted cash flows, Black-Scholes and similar methodologies were performed to measure the estimated fair value, using where possible current market-based or independently sourced market parameters, such as interest rates, currency rates and forward curves based on transactions.

The estimated fair value of instruments based upon internally developed valuation techniques could vary if other valuation methods or assumptions were used.

As of December 31, 2009, our financial derivatives that were fair-valued using discounted cash flows and Black-Scholes techniques amounted net to COP 154,289 million and mainly included market rate and rate swaps and forwards.

In 2008, the Colombian Superintendency of Finance issued Resolution 025 related to the estimated fair-value measurement of derivatives, which was implemented by the Bank in January 28, 2009. As a result of this resolution, Bancolombia adopted a new valuation methodology and recorded a change of COP 122,765, the change was deferred for six months as permitted by the Superintendency of Finance, See “Item 5. Operating and Financial Review and Prospects – H) Recent U.S. GAAP Pronouncements – Recent Colombian GAAP Pronouncements”.

For the Bank’s derivative financial instruments that have optionality, the relevant option model is used. For a further discussion on the effect of a change in interest rates and foreign exchange rates on the Bank’s portfolio see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” .

Securitizations:  The Bank has securitized both performing and non-performing mortgage loans which, according to Colombian GAAP, have been accounted for as sales, and as such, said loans have been removed from the Bank’s balance sheet.

As of 2009, when External Circular 047 of 2009 was issued, assets subject to portfolio securitizations could be entered in books as firm transfers or disposals providing the following conditions were fulfilled:

•	Assets assigned to securitizations and transferred exclusively to securitization firms in order to set up Special-Purpose Vehicles (SPVs).

•
In the case of securitizations carried out by securitization firms or directly by credit establishments, the disposal of the corresponding assets must be carried out by separating the equity value of the securitized assets and creating the corresponding SPV.

•	The disposal or transfer of securitized assets shall not be subject to any type of express or implicit cancellation clause or provision.

•	In transferring or disposing of these securitized assets, the total benefits and risks inherent or accruing from such assets must also have been totally transferred.

•	Under no circumstance shall the originator conserve discretionary rights to dispose of, control, limit, encumber, substitute, reacquire or use the assets thus transferred or disposed of.

Also, this new regulation provided that in cases where the transferor retains a positive residual interest, it may record as an investment the fair value of the residual interest subject to the conditions defined for this purpose in the  applicable rules and regulations of the issue in question, with a balancing entry in the investment valuation income account.  This value must be updated at least every year, on the anniversary of the date on which the SPV was set up and in any case on the closing date of the fiscal period in question. As a result of the above, the Bank has recognized retained interest as held to maturity in the amount of COP 57,358 as of December 31, 2009.

Based on these new regulations, and since residual rights received were only reported as of 2009, such disclosures did not apply for prior years

CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER U.S. GAAP

Allowance of Deferred Tax Assets:Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards.

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

In determining a valuation allowance, the Bank performs a review of future taxable income (exclusive of reversing temporary differences and carryforwards) and future reversals of existing taxable temporary differences. Management’s judgment on the likelihood that deferred tax assets can be realized is subjective and involves estimates and assumptions about matters that are inherently uncertain.

The application of tax legislation is subject to diverse interpretations on the part of both tax payers and the Colombian tax authorities ( Dirección de Impuestos y Aduanas Nacionales).

When calculating deferred tax, the Bank considers future estimates, the figures recorded in its financial statements, as well as applicable tax legislation.

Determination of the deferred tax asset is considered a critical accounting policy, as it involves tax determinations based on estimates of profits and future taxable incomes that will be settled in future years and estimates about the timing the temporary differences will be reserved and such estimations can be affected by changes in the economic conditions or as result of unanticipated events or circumstances. The valuation allowance has been determined based on estimates of taxable income and the applications of the current fiscal laws.

Evaluation of Loan Portfolio Risk and Determination of Allowances for Loan Losses: Under U.S. GAAP, the Bank considers loans to be impaired when it is probable that all amounts of principal and interest will not be collected according to the contractual terms of the loan agreement. The allowance for significant impaired loans are assessed based on the present value of estimated future cash flows discounted at the effective loan rate or the fair value of the collateral in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when discounted future cash flows or the fair value of collateral is lower than book value.

In addition, if necessary, a specific allowance for loan losses is established for individual loans, based on regular reviews of individual loans, recent loss experience, credit scores, the risk characteristics of the various classifications of loans and other factors directly influencing the potential collectability and affecting the quality of the loan portfolio.

Determining the allowance for loan losses requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received.

To calculate the allowance required for smaller-balance impaired loans and unimpaired loans, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment and any other pertinent information that may affect the estimation of the allowance for loan losses.

A one-percent decrease in the expected cash flows could result in an impairment of the portfolio of approximately COP 10,539 million. These sensitivity analyses do not represent management’s expectations of the decline in risk ratings or the increases in loss rates, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. The Bank believes the risk ratings and loss severities currently in use are appropriate and represent management’s expectations about the credit risk inherent in its loan portfolio.

The Bank considers accounting estimates related to provisions for loans and advances ‘critical accounting estimates’ because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between the Bank’s estimated losses (as reflected in the provisions) and actual losses would require the Bank to take provisions which, if significantly different, could have a material impact on its future financial condition and results of operations. The Bank’s assumptions about estimated losses are based on past performance, past customer behavior, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.

Pension Plan: Under U.S. GAAP, actuarial valuation of its pension plan is performed annually using the projected unit credit method in accordance with ASC 715 Compensation-Retirement Benefits and prepared using actuarial, economic and demographic assumptions about future events.

The Bank considers the accounting estimates related to its pension plan to be “critical accounting estimates” because the determination of the contributions to the plan involves judgments and assumptions made by the actuaries related to the future macroeconomic and employees demographics factors, among others, which will not necessarily coincide with the future outcome of such factors.

Recognition and Measurement of Intangibles Recognized Upon Business Combinations: Under U.S. GAAP, the Bank accounts for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions, especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment, as well as the liabilities assumed at the date of the acquisition.

In addition, the useful lives of acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact the Bank’s future results of operations. Accordingly, for significant acquisitions, the Bank obtains assistance from third-party valuation specialists. The valuations are based on information available at the acquisition date and different methodologies are used for each intangible identified.

Goodwill and Intangibles Recognised Upon Business Combinations:  For U.S. GAAP, the Bank tests goodwill and intangibles recognized upon business combinations for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit. Fair value is determined by management by reference to market value, if available, by pricing models, or with the assistance of qualified evaluator. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the reporting unit; estimation of the fair value of reporting units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

The amount of goodwill allocated to the reporting unit and the key assumptions used by management in determining the fair value are:

Reporting Unit	Goodwill 2009	Valuation Methodology	Key Assumptions	Discount Rate (real)	Growth rate (real)
Banco Agrícola	606,548	Cash flow	10 years plan	10.0%	1.8%
Conavi Corfinsura	408,483	Cash flow	10 years plan	12.0%	3.5%
Banco de Colombia	265,433	Cash flow	10 years plan	12.0%	3.5%
AFP Crecer	27,961	Cash flow	10 years plan	10.7%	0%
Aseguradora Suiza	26,393	Cash flow	10 years plan	11.6%	0%
Sufi	19,714	Cash flow	10 years plan	12.0%	3.5%
Factoring (1)	-	Cash flow	10 years plan	12.0%	3.5%

(1)
In 2009, the Bank has performed the impairment test of Factoring  Bancolombia’s  goodwill and concluded there was an impairment. The impairment loss has been recorded to the extent of carrying amount of the goodwill.

The long-term growth rates have been based on respective country GDP rates adjusted for inflation. The risk discount rates are based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium.

Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different assumptions and estimates could be used which would lead to different results. The most significant amounts of goodwill and intangibles relate to the Conavi/Corfinsura Merger in 2005 and the acquisition of Banagrícola in 2007. The valuation models used to determine the fair value of these companies and the intangibles are sensitive to changes in the assumptions. Significant adverse changes in discount rate or growth rate could lead the Bank to record a goodwill or intangible impairment charge.

Recognition and Measurement of Financial Instruments at Fair Value: Effective January 1, 2008, for U.S. GAAP purposes, the Bank adopted ASC 820 – Fair Value Measurements and Disclosures. As a result, the Bank has made amendments to the techniques used in measuring the fair value in order to include considerations about credit risk, as described below.

The Bank holds debt and equity securities, derivatives, assets-backed securities, loans, short-term borrowings and long term-debt, to meet clients needs and to manage liquidity needs and market risk.

a.Overall Valuation Methodology

When available, the Bank generally uses quoted market prices to determine fair value, and classifies such items within Level 1 of the fair value hierarchy established under ASC 820. Where available, the Bank may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to that being valued.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities. Financial instruments valued in this manner are classified with in level 2 of the fair-value hierarchy under ASC 820.

When an internally developed model is used to price a significant product, it is subject to validation and testing by independent personnel and the item would be classified as Level 3 of the fair-value hierarchy established under ASC 820.

b. Credit Valuation Adjustments

For U.S. GAAP purposes, beginning January 1, 2008 with the adoption of fair-value measurement guidance, the Bank has measured the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of certain financial instruments that are measured on a recurring basis.

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

The Bank also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if the Bank believes market participants would take that into account when trading the respective instrument. The approach to measuring the impact of the Bank’s credit risk on an instrument is in the same as for third-party credit risk.

As of December 31, 2009, a 1% reduction in the Bank’s own credit spreads when determining the fair value of the liabilities associated with derivative contracts could result in an increase of the associated liability of approximately COP 6,943 million and 1% increase in the counterparty credit spreads when determining the fair value of the assets associated with derivative contracts could result in a reduction of the associated asset of approximately COP 13,007 million. These sensitivity analyses do not represent management’s expectations of the changes in the Bank’s or its counterparties’ credit risk, but are provided as a hypothetical scenario to assess the sensitivity of the fair value of those liabilities to changes in credit spreads.

c. Loans

The Bank is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair-value measurements in accordance with U.S. GAAP.  Loans are generally not recorded at fair value on a recurring basis. Periodically, the Bank records nonrecurring adjustments for including certain impairment amounts for collateral-dependent loans calculated in accordance with ASC 450 Contingencies when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. Estimates of fair value used for collateral supporting loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. Loans subject to nonrecurring fair value measurement were COP 233,336 million at December 31, 2009 classified as Level 3. Changes in fair value recognized for loan impairment reserves on loans held by the Bank on December 31, 2009 represented impairment losses for COP 97,498 million for the year ended December 31, 2009.

d. Other than Temporary Impairment:

The Bank conducts regular reviews to assess whether other than temporary impairment exists, in accordance with ASC 320. If the Bank determines that unrealized losses are temporary in nature, they are recorded in Accumulated Other Comprehensive Income.

U.S. GAAP requires, when an entity intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, the recognition in earnings of the impairment loss on investment securities for decline in fair value. Determinations of whether a decline is other than a temporary decline often involve estimating the outcome of future events. Management judgment is required in determining whether factors exist that indicate that an impairment loss has been incurred at the balance sheet date. These judgments are based on subjective as well as objective factors. The Bank conducts a review semi-annually to identify and evaluate investment securities that have indications of possible impairment.

The Bank has determined that unrealized losses on investments as of December 31, 2009 are temporary in nature because it does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost.

The substantial majority of the investments in an unrealized loss position for 12 months or more are primarily securities issued or secured by the Colombian Government and Titularizadora Colombiana, denominated in pesos and Unidad de Valor Real (the “Real Value Unit” or “UVR”). These securities were issued with a stated interest rate and average mature in less than eight years. Unrealized losses may decline as interest rates fall below the purchased yield and as the securities approach maturity. Since the Bank does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost, which could be maturity, the unrealized loss is considered temporary.

The Bank considers that the accounting estimate related to the valuation of financial assets and financial liabilities, including derivatives where quoted market prices are not available to be a ‘critical accounting estimate’ because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions and (ii) the impact that recognizing a change in the valuations would have on the assets reported on its balance sheet as well as its net profit/(loss) could be material.

Securitizations: Under U.S. GAAP, there are two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under U.S. GAAP, resulting in the transferred assets being removed from our consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in the Bank’s consolidated balance sheet. The second key determination to be made is whether the securitization vehicle must be consolidated and included in the bank’s consolidated balance sheet, or whether such securitization vehicle is sufficiently independent that it does not need to be consolidated.

If the trust’s activities are sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the trust is not consolidated by the seller of the transferred assets. See (“Recent U.S. GAAP pronouncements” for the eliminations of the QSPE concept effective date January 1, 2010) ASC 860-10-65 and ASC 860-10-40. Additionally, under ASC 810 Consolidation, if a trust other than a QSPE meets the definition of a variable interest entity (VIE), the Bank must evaluate whether the Bank is the primary beneficiary of the trust and, if so, must consolidate it.

 For U.S. GAAP purposes, since the activities of these vehicles are not sufficiently restricted to meet certain accounting requirements in order to be considered a QSPE, these vehicles were deemed variable interest entities in accordance with ASC 810 (Consolidation) and therefore, in those cases where the Bank holds the majority of the residual interests in these vehicles, the Bank was determined to be the primary beneficiary, as the party that expects to absorb the majority of the expected losses of such vehicles.

For this purpose, the Bank’s management evaluates the terms of its service agreements with vehicles used to securitize the Bank’s loans, in order to conclude that such vehicles meet or do not meet the definition of a qualified special-purpose entity under ASC 860 (Transfers and Servicing) is a “critical accounting estimates” because the determination of the definition of the vehicle like a qualified special-purpose entity involves judgments.

Additionally and in order to consolidate these vehicles used to securitize the Bank’s performing loans, the Bank records loans net of allowance for loan losses. For this process, the Bank considers the evaluation of loan portfolio risk and determination of allowances for loan losses under U.S. GAAP to be “critical accounting estimates” because it is based on estimations. (See more details above in Evaluation of Loan Portfolio Risk and Determination of Allowances for Loan Losses in this item).

The table below presents the assets and liabilities of vehicles used to securitize the Bank’s loans, which have been consolidated on the Banks’s balance sheet at December 31, 2009, and the Bank’s allowance for loan losses resulting from its involvement with consolidated vehicles used to securitize the Bank’s loans as of December 31, 2009.

The allowance for loan losses represents management’s estimate of probable losses inherent in this portfolio, as of December 31:

	2009	2008
Assets	COP 2,696,829	COP 1,866,211
Liabilities	1,428,353	873,056

H.	RECENT U.S. GAAP PRONOUNCEMENTS

In June 2009, the FASB issued Accounting Standards Update No 2009-01, which amends Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”. This statement establishes the FASB Accounting Standards Codification (Codification or ASC) as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities.  Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The bank has codified its disclosures according to the FASB Accounting Standards Codification (Codification or ASC).

In January 2010, the FASB voted to finalize its ASU Amendments to Statement 167 for Certain Investment Funds. The ASU will defer the application of Statement 167 for a reporting enterprise’s interest in certain entities and for certain money market mutual funds if certain conditions are met.

In January 2010, the FASB issued ASU 2010-01, which codifies the consensus reached in EITF Issue 09-E. This ASU provides guidance on accounting for distributions to stockholders with components of stock and cash, clarifying that in calculating EPS, an entity should account for the share portion of the distribution as a stock issuance and not as a stock dividend, in accordance with ASC 505 and ASC 260. In other words, the entity will include the shares issued or issuable as part of a distribution that is reflected in basic EPS prospectively. The ASU is effective for interim and annual periods ending on or after December 15, 2009, and should be applied retrospectively to all prior periods. The adoption had no significant impact on the Bank’s U.S. GAAP disclosures and financial information.

In January 2010, the FASB issued ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, the ASU amends guidance on employers’ disclosures about post retirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The Bank has not early-adopted and will provide the disclosures required when the ASU is effective.

In December 2009, the FASB issued ASU 2009-17, which codifies Statement 167 and revises the former guidance under Interpretation 46(R). The amendments in ASU 2009-17 replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affects the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. The ASU also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. It is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. The Bank does not expect any significant effect in its U.S. GAAP disclosures and financial information.

In October 2009, the FASB issued Accounting Standards Update No 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing”. This Accounting Standards Update establishes guidance for measuring at fair value and recognizing a share lending arrangement. The amendments in this Accounting Standards are effective for new share dealings arrangements issued in periods and are effective for fiscal years which begin after December 15, 2009. The Bank does not expect any significant effect in its U.S. GAAP disclosures and financial information.

In September 2009, the FASB issued Accounting Standards Update No 2009-12, “Fair Value Measurements and Disclosures (ASC 820): Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)”. This Accounting Standards Update applies to all reporting entities that hold investments that are required to be measured or disclosed at fair value on the basis of the net asset value per share of the investment determined as of the reporting entity’s measurement date. The amendments in this Update were effective for interim and annual periods ending after December 15, 2009. The results of the adoption, not considered material, were taken into account in the measurement of the net assets value disclosed in “Notes to Consolidated Financial Statements (31 – t) Estimated fair value”. The Bank is currently analyzing the effect that Accounting Standards Update n° 2009-12 will have on its U.S. GAAP disclosures and financial information.

In August 2009, the FASB issued Accounting Standards Update No 2009-05, “Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value”. This Accounting Standards Update provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures. The amendment provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (a) The quoted price of the identical liability when traded as an asset, (b) quoted prices for similar liabilities or similar liabilities when traded as assets, (c) another valuation technique that is consistent with the principles of Topic 820, “Fair Value Measurements and Disclosures”. The results of the adoption were taken into account in the measurement of liabilities disclosed in “Notes to Consolidated Financial Statements (31 – t) Estimated fair value.”

In June 2009, the FASB issued FASB Statement No. 166, Accounting for Transfers of Financial Assets -an amendment of FASB Statement No. 140 (“SFAS 166”), amending the guidance on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. Calendar year-end companies will have to apply FAS 166 to new transfers of financial assets occurring from January 1, 2010.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (ASC 810). This standard represents a significant change to the previous accounting rules in that it: (1) eliminates the scope exception for qualifying special-purpose entities; (2) changes the consolidation model to one based on power and economics; (3) requires a company to continually reassess whether it should consolidate an entity; (4) requires an assessment of whether an entity is subject to the standard due to a troubled debt restructuring and (5) requires extensive new disclosures. It is effective for the first reporting period beginning after November 15, 2009. The adoption had no significant impact on the U.S. GAAP disclosures and financial information.
Recent Colombian GAAP Pronouncements:

On September 2009, the Colombian Superintendency of Finance published External Circular N° 035 titled “Individual allowances for loans loses”, for the purpose of adjusting rules to adopt policies to guarantee the adequate risk management. The stipulations contained in the External Circular N° 035, establish the individual allowance for loans losses as the aggregation of the contra-cyclical component and pro-cyclical component.

Furthermore, External Circular N° 035 provides guidance to calculate the components of the individual allowances and requires from financial entities to conduct regular reviews of factors to assess whether impairments exist, efficiency, loans portfolio growths and financial situation as a part of the process of identifying the methodology to apply.

On July 13, 2009, Law 1314 was signed by the Colombian president. This Law regulates the accounting, reporting and information assurance principles and standards that are generally accepted in Colombia and describes the procedure by which said principles and standards are to be issued and the oversight authorities. This Law, brings the currently generally accepted accounting principles in Colombia in line with International Financial Reporting Standards.

In June 2008, the Colombian Superintendency of Finance published External Circular No. 025 titled “Subrogation of instructions regarding derivatives and structured products as contained in Chapter 18 of the Basic  Accounting and Financial Circular as well as the issuance of the transition regime applying to said instruments and products”, for the purpose of adjusting its rules and regulations as well as issuing instructions as a result of the integral reform made to the rules and regulations governing operations carried out with derivatives and structured products, as promulgated by the National Government by means of Decrees 1796, 1797 and 1121 of 2008. That contained in the External Circular No. 025 is used on a prospective basis for the purpose of appraising the value of derivatives and structured products occurring or traded as of July 23, 2008 and all the other rules and regulations therein contained that shall come into full force and effect as of July 1, 2008. The stipulations contained in External Circular 025 affect the appraisal of derivatives and structured products on the Bank’s financial statements for the year ending December 31, 2008 and are included in Note 31 (t) – Estimated Fair Value of Financial Instruments.

I.	RELATED PARTY TRANSACTIONS

See “Item 7. Major Stockholders and Related Party Transactions – B. Related Party Transactions”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

As of December 31, 2009, the following persons acted as directors and senior management of the Bank:

Directors

David Emilio Bojanini García was born in 1956. He has been the Chief Executive Officer of Grupo de Inversiones Suramericana S.A. since September 2006 and was the CEO of Administradora de Fondos de Pensiones y Cesantías “Protección S.A.” from 1991 to September 2006. Before that time, he was Actuarial Manager in Suramericana de Seguros S.A. Currently he is a member of the board of directors of Bancolombia, Grupo Nacional de Chocolates, Inversiones Argos and Almacenes Exito. He is also part of the National Board of Directors of the ANDI (Colombian Association of Industrialists) and the Privy Council for Competitiveness. He is a member of the Consejo Empresarial de América Latina – CEAL (Business Council for Latin America) as well as the Board of Trustees of the Suramericana Foundation, the Empresarios por la Educación Foundation, El Cinco Foundation and Mi Sangre Foundation, among others.

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

Carlos Enrique Piedrahita Arocha was born in 1954.  He has been President of Compañía Nacional de Chocolates S.A. since 2000 and President of Grupo Nacional de Chocolates S.A. (formerly Inversiones Nacional de Chocolates S.A.) since 2003.  He was President of Corfinsura from 1993 to 2000, Vice President of Finance of Compañía Suramericana de Seguros S.A. from 1989 to 1993, Vice President of Personal Banking of Banco Industrial Colombiano from 1986 to 1989, National Manager of Credit Cards of Banco Industrial Colombiano from 1984 to 1986 and General Manager of Suleasing S.A. from 1981 to 1984. Mr. Piedrahita Arocha is a member of the board of directors of Suramericana de Inversiones S.A., Consejo Empresario de America Latina (CEAL) and Inversiones Argos S.A. He is also a member of the board of directors of the following not-for-profit organizations:  Hospital San Vicente de Paúl, Proantioquia and Consejo Privado de Competitividad.

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

Ricardo Sierra Moreno was born in 1951. He has been the President of Productora Distrihogar S.A. since 1989. He had previously held positions as Chief Financial Officer of Suramericana de Seguros S.A. from 1982 to 1989 and Regional Manager of Corporación Financiera Suramericana S.A. Corfinsura from 1979 to 1982. Mr. Sierra Moreno is also a member of the board of directors of Conconcreto S.A., Carulla Vivero S.A., UNE EPM Telecomunicaciones S.A. and Calcetines Crystal S.A. He has also been a member of the ANDI’s sectional board since 1992.

Juan Camilo Restrepo Salazar was born in 1946. He has served in different public sector positions such as Secretary and adviser of the board of directors of the Central Bank, Banking Superintendent, President of the National Securities Commission (Comisión Nacional de Valores), Commercial Manager of the Federación Nacional de Cafeteros, Minister of Mines and Energy, Minister of Finance and Ambassador of Colombia in France. He has also held certain positions in the private sector such as President of Fedeleasing and Representative of the Federación Nacional de Cafeteros in the International Coffee Organization in London.  He has been member of the board of directors of various companies such as Bansuperior, Seguros Atlas S.A., Seguros Atlas de Vida, Almacafé, Banco Cafetero, BCH, Bancoldex, La Previsora S.A., Caja de Crédito Agrario and Federación Nacional de Cafeteros.  Currently, he is a member of the board of directors of the Empresas Públicas de Medellínand Constructora Cusezar.  He is the author of various articles and publications and is an adjunct professor in several universities.

Alejandro Gaviria Uribe was born in 1965. Since 2004, he has been a professor and researcher at Universidad de los Andes (Bogota, Colombia) and a columnist for the weekly publication “El Espectador”.  Previously, he was the Sub-director of the National Planning Department from 2002 to 2004 and the Sub-director of Fedesarrollo from 2000 to 2002. He was an associate researcher for Fedesarrollo from 2000 to 2001, a researcher for the Inter-American Development Bank - IABD from 1998 to 2000 and the Head of the National Planning Department of Colombia from 1993 to 1994. He has also held positions as economist in the Federación Nacional de Cafeteros and civil engineer for Suramericana de Seguros S.A. Currently he is a member of the board of directors of WWB Colombia and Isagen S.A. E.S.P. He is currently the economics dean at Universidad de los Andes.

Carlos Raúl Yepes Jimenez was born in 1964. He is the Legal Vice President of Cementos Argos S.A.  Previously he was the Legal Director of Bancolombia and also the Legal Director of CI Unión de Bananeros de Urabá “Uniban”.  He is a member of the board of directors of Contreebute (Empresa Forestall-ambiemta), CORBIC (Instituto Neuro- Cardio- Vascular) and he is also a member of the board of directors of the non-profit organization Fundación Ximena Rico.

Rafael Martinez Villegas was born in 1942. He holds a degree in Business Administration from EAFIT University in Medellin, and a Master’s degree in Science in Accounting from Texas Tech University.  He had previously held positions as an auditor of Peat Marwick, Mitchell & Co firm, General Manager of Prebel, President of Inversiones Aliadas S.A. and Corporación Financiera Aliadas S.A.. He was also a member of the board of directors of Prebel S.A., Productos Familia S.A., Enka de Colombia S.A, Corporación Financiera Suramericana S.A and Orquesta Filarmónica de Medellín, among others. He is now dedicated to his particular business.  Mr. Martinez Villegas occupies the position left vacant after the death of Mr. Alfonso Moreno Jaramillo in September of 2009.

For additional information regarding the Bank’s board of directors and its functions please see “Item 10. Additional Information – B. Memorandum and Articles of Association – Board of Directors.”

Senior Management

Jorge Londoño Saldarriaga was born in 1947.  He has been the President of Bancolombia since 1996. Mr. Londoño was Vice President of Investments (CIO) of Suramericana de Seguros S.A. from 1993 to 1996, President (CEO) of the stockbrokerage firm Suvalor S.A. from 1991 to 1993 and Secretary of Finance of the City of Medellín from 1983 to 1984. Mr. Londoño Saldarriaga holds a degree in Business Administration from Universidad EAFIT in Medellín, and a Master’s degree in Economic Development from the University of Glasgow in Scotland.

Sergio Restrepo Isaza was born in 1961. He has been Executive Vice President of Corporate Development of Bancolombia since the Conavi/Corfinsura merger was completed on July 30, 2005.  Previously, he had been President (CEO) of Corfinsura since 2004 and held various managerial positions at Corfinsura such as Vice President of Investment Banking from 1996 to 2004, Vice President of Investment and International Affairs from 1993 to 1996, and before that, Assistant to the CEO, Regional Manager, International Sub-manager and Project Director. Mr. Restrepo Isaza holds a B.A. degree from Universidad EAFIT in Medellín and an M.B.A. degree from Stanford University.

Juan Carlos Mora Uribe was born in 1965. He has been the Risk Management Vice President of Bancolombia since the Conavi/Corfinsura merger was completed on July 30, 2005. He served as the Vice President of Operations of Corfinsura since 2003 and held various positions within the corporation such as Corporate Finance Manager from 1995 to 2003, account executive from 1992 to 1995 and credit analyst from 1991 to 1992. Mr. Mora Uribe holds a B.A. degree from Universidad EAFIT and an M.B.A. degree from Babson College.

Santiago Pérez Moreno was born in 1955.  He has been the Vice President of Personal and SMEs Banking since 1989, and has held different managerial positions at Bancolombia since 1981, such as Personal Banking Manager for the Bogota Region, International Commerce Manager for the Bogota Region and assistant for the Vice Presidency of International Commerce. Mr. Pérez Moreno holds an Industrial Economics degree from Universidad de los Andes University in Bogota and an M.B.A. from IESE in Barcelona.

Jaime Alberto Velásquez Botero was born in 1960.  He has been the Vice President of Finance of Bancolombia since 1997.  From 1989 through 1997, he held several managerial positions in the Economic Department and Investor Relations Department. Previously, he worked at C.I. Banacol from 1987 to 1989. Mr. Velásquez Botero holds an Economics Degree from Universidad de Antioquia in Medellín.

Mr. Mauricio Rosillo Rojas was born in 1969. He has been the Legal Vice President of Bancolombia since December 2008.   Mr. Rosillo Rojas holds a law degree from Pontificia Universidad Javeriana, obtained a post graduate degree in financial law from Universidad de Los Andes, and a Master’s degree in commercial and economic law from the University of Georgia in the United States. Mr. Rosillo Rojas has held several positions in the public and private sectors including secretary general of Fedeleasing, Interim Colombian Superintendent of Banking Cooperatives (“Superintendente de Economia Solidaria (encargado)”), director of financial regulation of the Colombian Ministry of Finance, supervisor of the securities market of the Colombian Stock Exchange and president of Autoregulador del Mercado de Valores a Colombian self-regulatory organization.

Olga Botero Peláez was born in 1963.  She has been the Vice President of Technology of Bancolombia since October 2007.  She has held different positions in companies including Hewlett Packard, Suramericana de Seguros S.A., Mecosoft and Orbitel.  During her seven years at Orbitel, she held several positions, including Marketing Operations Manager, Customer Services Manager and National Sales Manager.  She has also been a professor at universities including Universidad EAFIT, Universidad Javeriana and Universidad de la Sabana. Mrs. Botero Peláez is an engineer and has both a bachelor’s degree and a Master’s degree in Computer Science from Iowa State University.

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

Federico Ochoa Barrera was born in 1947.  He has been the Executive Vice President of Services of Bancolombia since 1998. Before the merger of Banco Industrial Colombiano and Banco de Colombia, he held several positions at Banco de Colombia, including National Branches Vice President, Administrative Vice President, Commercial Vice President and Executive Vice President. Mr. Ochoa Barrera holds a B.A. from Harvard College and an attendance certificate for the Executives Program from Carnegie-Mellon University.

Augusto Restrepo Gómez was born in 1962. He has been the Administrative Vice President of Bancolombia since August 2007.   Mr. Restrepo Gómez has worked in Bancolombia for 27 years holding several positions at different departments of Bancolombia such as analyst, sub-manager, chief of department and regional manager.  Most recently he was the head of the Distribution Channels Unit.  He is also member of the board of directors of ACH Colombia S.A., Multienlace S.A., Todo 1 Colombia S.A. and Redeban Multicolor S.A. Mr. Restrepo Gómez holds a B.A. degree from the Universidad Cooperativa de Colombia, and obtained a post graduate degree in Marketing from Universidad EAFIT. His post-graduate education also includes among others, courses in Advanced Management from Universidad de los Andes and Universidad de la Sabana.

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

Carlos Alberto Rodriguez López was born in 1967. He has been the Vice President of Treasury since March of 2008. Among other positions, he has been Director of the Market Transactions Department of the Central Bank, General Manager of Public Credit and National Treasury, Vice President of Development of the Colombian Stock Exchange, and Manager of Corporate Finance at Interconexion Electrica S.A. (ISA).  He has also been a professor at Universidad de los Andes. Mr. Rodriguez Lopez holds undergraduate and postgraduate degrees in economics from Universidad de los Andes and an MBA from Insead (France).

There are no family relationships between the directors and senior management of Bancolombia listed above.

No arrangements or understandings have been made by major stockholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

During 2009 the Bank paid each director a fee of COP 1.6 million per month for sitting on the Board, and another fee of COP 1.6 million for attending each session of the committees. The members of the Board of Directors who belong to other advisory committees were paid additional monthly fees ranging from COP 1.6 million to COP 15.0 million.

The directors received no other compensation or benefits. Consistent with Colombian law, the Bank does not make public information regarding the compensation of the Bank’s individual officers. The Bank’s stockholders may request that information during the period preceding the annual general stockholders’ meeting.  The aggregate amount of remuneration paid by the Bank and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2009 was COP 50.42 billion.

The board of directors approves the salary increases for vice presidents and authorizes the CEO to readjust the salary of the remaining employees.

The Bank has established an incentive compensation plan that awards bonuses semi-annually to its management employees.  In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of the Bank and its executives’ achievement of their individual goals. The Bank’s variable compensation has deferred elements and depending on the amount awarded, the bonuses are payable in cash and as a combination of cash, a right to receive in three years an amount in cash determined with reference to the value of the  Bank’s stocks and an entitlement to a share in a pool of unvested bonuses.  The pool of unvested bonuses is an account of preliminary bonuses, payable once it is established that the results that are the basis of such bonuses have been sustained over time and were not the result of a particular, extraordinary transaction that does not reflect better performance, according to guidelines designed by the Bank. Such elements are solely paid when certain future profits are obtained.

The Bank paid a total of COP 815.15 billion for salaries of personnel employed directly by the Bank and senior management of its affiliates.  The sum of COP 36.82 billion that was paid for the incentive compensation plan was included in the total amount.

As of December 31, 2009, the Bank had provisioned the entire actuarial obligation corresponding to retirement pensions payable by the Bank, which amounted to COP 112.30 billion.

C.	BOARD PRACTICES

At the stockholders’ meeting held on March 1, 2010, the stockholders of the Bank elected Rafael Martinez Villegas to serve as an independent member of the Board of Directors for the remaining term of April 2009 to March 2011.

The Board of Directors is composed of the following members for the April 2009 - March 2011 period:

Name	First Elected to the Board	Term Expires
David Bojanini García	2006	2011
José Alberto Vélez Cadavid	1996	2011
Carlos Enrique Piedrahita Arocha	1994 (1)	2011
Gonzalo Alberto Pérez Rojas	2004 (2)	2011
Carlos Raúl Yepes Jiménez	2006	2011
Juan Camilo Restrepo Salazar	2006	2011
Alejandro Gaviria Uribe	2005	2011
Ricardo Sierra Moreno	1996 (3)	2011
Rafael Martinez Villegas	2010	2011

(1)	Carlos Enrique Piedrahita Arocha had previously served as Bank’s Director during the period 1990-1993.
(2)	Gonzalo Alberto Pérez Rojas had previously served as Bank’s Director during the period 1990-1994.
(3)	Ricardo Sierra Moreno had previously served as Bank’s Director during the period 1982-1988.

The following are the current terms of office and the period during which the members of senior management have served Bancolombia. There are no defined expiration terms.  The members of senior management can be removed by a decision of the board of directors.

Name	Period Served
President
Jorge Londoño Saldarriaga	Since 1996

Vice Presidents
Sergio Restrepo Isaza	Since 2005
Federico Ochoa Barrera	Since 1984
Jaime Alberto Velásquez Botero	Since 1997
Juan Carlos Mora Uribe	Since 2005
Mauricio Rosillo Rojas	Since 2008
Santiago Pérez Moreno	Since 1989
Gonzalo Toro Bridge	Since 1998
Luis Fernando Muñoz Serna	Since 2005
Olga Botero Peláez	Since 2007
Luis Arturo Penagos Londoño	Since 2006
Augusto Restrepo Gómez	Since 2007

Name	Period Served
Luis Fernando Montoya Cusso	Since 1998
Jairo Burgos de la Espriella	Since 1998
Carlos Alberto Rodríguez López	Since 2008

Neither the Bank nor its Subsidiaries have any service contracts with the Bank’s directors providing for benefits upon termination of employment.

For further information about the Bank’s corporate governance practices please see “Item 16. Reserved – 16.B. Corporate Governance and Code of Ethics.”

Audit Committee

In accordance with the Colombian regulation the Bank has an audit committee whose main purpose is to support the Bank’s board of directors in supervising the effectiveness of the Bank’s internal controls. The committee consists of three independent directors, one of whom must be a financial expert, who are elected by the board of directors for a period of two years.

The audit committee is composed of Mr. Alejandro Gaviria Uribe, Mr. Juan Camilo Restrepo Salazar, and Mr. Ricardo Sierra Moreno.

Pursuant to applicable U.S. laws for foreign private issuers, Mr. Alejandro Gaviria Uribe serves as the financial expert of the Audit Committee.

As established by the Superintendency of Finance, the audit committee has a charter approved by the Bank’s board of directors which establishes its composition, organization, objectives, duties, responsibilities and extension of its activities.  The Bank’s board of directors also establishes the remuneration of the members of the audit committee. The audit committee must meet at least quarterly and must present a report of its activities at the general stockholders’ meeting.

The Bank currently complies with the requirements of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, as applicable to foreign private issuers with respect to the composition and functions of its audit committee.

Designation, Compensation and Development Committee

The board of directors of the Bank has established a designation, compensation and development committee whose members are elected by the board of directors. There are not defined expiration terms.

The main function of this committee is to determine hiring, compensation and development policies of the Bank’s executive officers. The committee also supervises the goals established in the compensation programs and recommends the adoption of new remuneration programs for the Bank’s executive officers.

The duties of the Designation, Compensation and Development Committee are: (i) setting the administration policies regarding the selection, evaluation, compensation, and development processes for senior management; (ii) determining the goals for senior management; (iii) proposing objective criteria under which the Bank hires senior management and designs succession plans; (iv) evaluating the performance of senior management and (v) the issuance of recommendations for the board of directors of the Bank concerning appointments and compensation of the President and senior management.

The members of the Designation, Compensation and Development committee are Ricardo Sierra Moreno, Carlos Enrique Piedrahita Arocha, David Bojanini Garcia and Jose Alberto Velez Cadavid.

D.	EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

As of December 31	Total number of employees employed by Bancolombia and its consolidated Subsidiaries	Number of employees employed by Bancolombia and Bancolombia Miami Agency
2009	21,201	14,583
2008	19,728	13,479
2007	24,836	12,906

As of December 31, 2009, Bancolombia and its consolidated subsidiaries had 21,201 employees of which 14,583 were employed directly by the Bank.  Of the 14,583 employees directly contracted by the Bank, 10,137 are operations personnel and 4,446 are management employees. Of the 14,583 employees, approximately 25.7% are located in the Bogota Region, 13.1% in the South Region, 16.7% in the Antioquia Region, 24.1% in the Medellin headquarters, 10.7% in the Central Region, 9.6% in the Caribbean Region and 0.1% in the Miami Agency.  During 2009, the Bank employed an average of 53 employees per month through temporary personnel service companies.

Of the employees directly employed by Bancolombia, approximately 11.31% are part of a labor union called Sintrabancol, 9.58% are members of an industry union called Uneb, and 0.39% belong to an industry labor union called Sintraenfi. A collective bargaining agreement was reached with Uneb and Sintrabancol in October, 2008.  The agreement has been in effect since November 1, 2008 and is set to expire on October 31, 2011. This agreement applies to approximately 10,127 employees regardless of whether they are members of a union.

With the execution of the Agreement, Bancolombia and its labor unions continue to work on the consolidation of long-term labor relationships based on mutual trust and respect.

E.	SHARE OWNERSHIP

The following directors and managers owned common shares in Bancolombia as of December 31, 2009: Ricardo Sierra Moreno, Gonzalo Alberto Pérez Rojas, Jorge Londoño Saldarriaga, Sergio Restrepo Isaza, Olga Botero Peláez, Carlos Alberto Rodríguez López and Gonzalo Toro Bridge.  None of their shareholdings, individually or in the aggregate, exceeded 1% of Bancolombia’s outstanding common shares.

The following managers owned preferred shares in Bancolombia as of December 31, 2009: Jorge Londoño Saldarriaga, Sergio Restrepo Isaza, and Luis Santiago Pérez Moreno. None of their shareholdings exceeds 1% of Bancolombia’s outstanding preferred shares.

As of December 31, 2009, there were no outstanding options to acquire any of Bancolombia’s outstanding common shares or preferred shares.

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of March 31, 2010. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

Name	Common Shares	Preferred Shares	% Ownership of Common Shares (1)	% Ownership of Preferred Shares (1)	% Ownership of Total Shares (1)
Suramericana de Inversiones and Subsidiaries (2)	228,599,939	31,843	44.85%	0.01%	29.02%
Inversiones Argos S.A. (3)	62,386,256	-	12.24%	0.00%	7.92%
ADR Program	-	157,509,016	0.00%	56.63%	19.99%
Fondo de Pensiones Obligatorias Protección S.A.	10,590,291	27,462,752	2.08%	9.87%	4.83%
Fondo de Pensiones Obligatorias Porvenir	30,368,185	12,811,697	5.96%	4.61%	5.48%
Fondo de Pensiones Horizonte	12,889,726	14,617,916	2.53%	5.26%	3.49%

(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.
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

As of March 31, 2009, a total of 509,704,584 common shares and 278,122,419 preferred shares were registered in the Bank’s stockholder registry in the name of 17,726 stockholders. A total of 156,875,332 representing 56.4% of preferred shares were part of the ADR Program and were held by 37 record holders registered in the Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During 2009, the Bank’s ADR program changed its percentage ownership of the Bank decreasing from 22.6% as of March 31, 2008 to 19.99% by the end of March 2010, as depositary receipts were cancelled throughout the period. In addition, Fondo de Pensiones Obligatorias Protección, Fondo de Pensiones Obligatorias Porvenir, and Fondo de Pensiones Horizonte, three Colombian private pension fund managers, increased their percentage of ownership reaching 4.8%, 5.5% and 3.49% as of March 31, 2010 compared to the 4.6%, 3.5% and 2.6% held by them, respectively, as of March 31, 2009.

There are no arrangements known to the Bank which may at a subsequent date result in a change in control of the company.

To the extent known to the Bank, and in accordance with Colombian law, Bancolombia is not directly or indirectly owned or controlled by any other entity or person.

B.	RELATED PARTY TRANSACTIONS

Colombian law sets forth certain restrictions and limitations on transactions carried out with related parties, these being understood to be principal stockholders, subsidiaries and management.

Transactions that are prohibited in the case of credit institutions are described in Decree 663 of 1993, specifically in Articles 119 and 122 thereof, as well as in the Code of Commerce duly amended by Law 222 of 1995, when applicable. Credit and risk concentration limits are regulated by Decree 2360 of 1993, including its respective amendments and addendas.

The above-mentioned laws regulate, among others, the following: (i) subsidiaries must carry out their activities independently and with administrative autonomy; (ii) transactions between the parent company and its subsidiaries must be of a real nature and cannot differ considerably from standard market conditions, nor be in detriment to the Colombian government, stockholders or third parties and (iii) subsidiaries may not acquire any shares issued by their parent company.

In addition, the Bank’s Corporate Governance Code provides that in any event, any transaction in Bancolombia’s shares carried out by any official, director or manager, may not be done for speculative purposes, which would be presumed for example in the case of the following three conditions coinciding:  (a) suspiciously short lapses existing between the purchase and the sale of shares; (b) situations arising proving to be exceptionally favorable for the Bank, and (c) significant profits being obtained from this transaction. From time to time, Bancolombia makes loans to related parties and engages in other transactions with such parties. Such loans have been made in the ordinary course of business, on substantially the same terms, including interest rates and required collateral, as those prevailing at the time for comparable transactions with other similarly situated persons, and have not involved more than the normal risk of collectability or presented other unfavorable features.

Other than as described above, through the date of this Annual Report, the Bank has not been involved in any related party transactions that are material to the Bank or any of the Bank’s related parties and that are unusual in their nature or conditions.

Bancolombia, on a non-consolidated basis, had a total amount of COP 253,604 million in loans outstanding to related parties as of April 30, 2010. This amount includes the largest amount outstanding as of April 30, 2010 which is a loan to Inversiones Argos S.A., outstanding in the amount of COP 143,060 million (which is represented in ordinary loans) and accrued interest for COP 2,955 million. As of April 30, 2010, the average interest rate for this loan is 6.19%.

As of December 31, 2009, significant balances and transactions with related parties were as follows:

2009

	Enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company and associates		Key management personnel
	(COP million)
Balance Sheet
Investment securities		285,338		-
Loans		49,108		37,900
Customers’ acceptances and derivatives		3,725		52
Accounts receivable		2,761		449
Total	COP	340,932	COP	38,401

Deposits		1,546,873		10,772
Accounts payable		25,336		1,196
Bonds		180,614		500
Total	COP	1,752,823	COP	12,468

Transactions Income
Dividends received		21,521		-
Interest and fees		19,210		4,899
Other		431		261
Total	COP	41,162	COP	5,160

Expenses
Interest		64,303		214
Fees		1,102		1,039
Other		16,738		1,005
Total	COP	82,143	COP	2,258

For additional information regarding the Bank’s related party transactions, please see “Note 29 to the Consolidated Financial Statements”.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.	CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F- 1 through F – 121.

A.2.	LEGAL PROCEEDINGS

The Bank is involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers and other legal procedures in the ordinary course of business. For the purpose of its audited financial statements, the Bank has various contingent liabilities, including contingent liabilities relating to ordinary commercial and civil litigation outstanding as of December 31, 2009 amounting to COP 651,914 million. As of December 31, 2009, there are ten (10) judicial proceedings against the Bank with an individual value exceeding COP 5,000 million. Among these, only those which were considered “probable” received an accounting provision.

As of December 31, 2009, COP 173 million of these liabilities are covered in a guarantee contract entered into by Fogafin and private investors when the former Banco de Colombia S.A. was privatized in 1994. This guarantee contract remains in force in connection with litigation that was commenced before the privatization of former Banco de Colombia S.A.

In the opinion of management, after consultation with its external Colombian legal counsel, the outcome of these contingent liabilities relating to ordinary commercial and civil litigation is not expected to have a material adverse effect on the Bank’s financial condition or results of operations and the possibility of loss by the Bank as a result of such litigation is not likely to exceed the recorded allowance as of December 31, 2009 of COP 30,787 million.

OTHER LEGAL PROCEEDINGS

The legal claims to which the Bank has been linked as a defendant are duly provisioned in the cases required, in accordance with Colombian regulations, as shown in the notes to the financial statements. No event has occurred in those legal proceedings that may significantly and negatively impact the Bank’s normal operations or its results.

The most significant legal proceedings are those relating to the “Gilinski Case” and one  claim against Fiduciaria Bancolombia, as set forth below:

(i) Criminal Investigation related to the “Gilinski Case”.

Criminal Investigation related to fraud, unauthorized transactions with stockholders and improper use of public resources

On December 26, 2003, the Special Unit of the Attorney General’s Office for Crime Against Public Administration delivered an order (a “preclusion order”) barring the criminal investigation for the alleged crimes of fraud, unauthorized operations with stockholders and improper use of public resources against Jorge Londoño Saldarriaga and Federico Ochoa Barrera, President and Vice-President of Bancolombia, respectively, which investigation was initiated as a result of an accusation filed by the Gilinski family in connection with the events that occurred during the acquisition by Bancolombia (formerly Banco Industrial Colombiano S.A.) of Banco de Colombia S.A. and their subsequent merger (the “Merger”).  This decision was upheld in the second instance by the Attorney General’s Delegated Unit before the Supreme Court of Justice on July 8, 2004.

The Attorney General’s Office established that the alleged crimes of fraud, unauthorized operations with stockholders and improper use of public funds had not been committed and, as a result, the Bank was completely exonerated from the claims for damages filed by the plaintiffs.

In 2005, before the Constitutional Court Messrs. Jaime and Isaac Gilinski filed an action for the protection of rights against the Attorney General’s Office, the Attorney General’s Delegated Unit before the Supreme Court of Justice ( Fiscal Delegado ante la Corte Suprema de Justicia) and the National Unit of the Attorney General’s Office Specialized in Crimes against Public Administration, in an attempt to reopen the investigation, alleging that certain evidence gathered abroad was not taken into account when deciding on the merits of the case in December 2003, thereby obstructing due process. The investigation was reopened for the purpose of collecting and evaluating evidence that had been requested to be gathered outside of Colombia.

On January 4, 2007, the Attorney General’s Office issued a resolution, which authorized the prosecution  and ordered the house arrest of Mr. Londoño Saldarriaga and Mr. Ochoa Barrera.

Mr. Londoño Saldarriaga and Mr. Ochoa Barrera appealed the decision of the Attorney General’s Office ( Fiscalía Octava Delegada) arguing the absence of evidence in support of the Attorney General’s Office decision on January 4, 2007, the violation of due process and, most importantly, the disregard of the principle of res judicata.

The Prosecutor ( Procuraduría General de la Nación) also appealed the January 4, 2007 decision requesting the nullification of the Attorney General’s Office decision.

On January 10, 2007, the Attorney General’s Office revoked the order issued on January 4, 2007 that had directed the house arrest of Mr. Londoño Saldarriaga and Mr. Ochoa Barrera.

On September 24, 2007, the Attorney General’s Delegated Unit before the Supreme Court of Justice, in the second instance, delivered a preclusion order barring the criminal investigation related to unauthorized transactions with stockholders. This decision was not appealed.

On September 25, 2007, the Attorney General’s Delegated Unit before the Supreme Court of Justice, in the second instance, revoked the decision of first instance, dated January 4, 2007 and decided not to prosecute Mr. Londoño Saldarriaga and Mr. Ochoa Barrera for the events that occurred during the acquisition of Banco de Colombia S.A. by the Bank (formerly Banco Industrial Colombiano S.A.) and its subsequent merger in 1998. However, the investigation continued and the Attorney General’s Delegated Unit before the Supreme Court of Justice ordered the Attorney General of first instance to consider the documentary and testimonial evidence in order to comply with the decision of the Constitutional Court.

On June 17, 2009, the Prosecutor issued a non mandatory request to the Attorney General’s Office to issue a preclusion order barring the criminal investigation against both Mr. Londoño Saldarriaga and Mr.  Ochoa Barrera for the alleged crime of improper use of public funds. The motion also requested a preclusion order barring the criminal investigation against Mr. Ochoa Barrera for the alleged crime of fraud but recommends the continuation of such investigation against Mr. Londoño Saldarriaga.

On July 31, 2009, the Delegated Attorney General’s Office No. 59 before the Court of Bogota delivered a preclusion order barring further criminal investigations into the alleged crimes of fraud and improper use of public resources against Mr. Londoño Saldarriaga and Mr. Ochoa Barrera. In addition, the Attorney General’s Office delivered a prescription order barring the criminal investigation for the alleged crimes of improper use of public resources. This decision was appealed by  Isaac Gilinski, Jaime Gilinski, Swain Finance Co., Jacklyn Finance Co., Garbay Isle Investements, Foye Investments, Feldome Worldwide Corp, Early Haven Investments, Colonel County, Caprice Maritime Ltd  and Bloice Enterprise Aileen International Co.

As of March 15, 2010, the appeal filed bySwain Finance Co.,  Jacklyn Finance Co., Garbay Isle Investements, Foye Investments, Feldome Worldwide Corp, Early Haven Investments, Colonel County, Caprice Maritime Ltd  and Bloice Enterprise Aileen International Co. remains pending.

Criminal Investigation related to willful misconduct and willful neglect by a public officer (prevaricato por acción and prevaricato por omisión)

On September 12, 2007, the Attorney General’s Office No. 218 of the First Unit of Crimes against the Public Administration and Justice of Bogotá ( Fiscal Delegada 218 de la Unidad Primera de Delitos contra la Administración Pública y de Justicia de Bogotá ), revoked its July 31, 2006 decision that had barred the investigation against  Mr. Londoño Saldarriaga and decided to initiate a formal investigation against Mr. Londoño Saldarriaga,  the board of directors of the Central Bank, certain officers of the Superintendency of Finance and the board of directors of the former Banco Industrial Colombiano S.A. This investigation was related to the Merger.

On April 21, 2009, the Attorney General’s Delegated Unit before the Supreme Court of Justice delivered a preclusion order barring (i) the investigation against Mr. Londoño Saldarriaga in relation to the alleged aiding and abetting of the crimes of willful misconduct and willful neglect by a public officer and (ii) the investigation against the members of the board of directors of Banco Industrial Colombiano S.A. in office at the time of the Merger relating to the alleged aiding and abetting of the crimes of willful misconduct and willful neglect by a public officer, procedural fraud and fraud. This preclusion order also barred the investigation of the members of the board of directors of the Central Bank and certain officers of the Superintendency of Finance. This decision was appealed by the accuser Jose Edgar Enciso.

On July 31, 2009 Colombian Vice Attorney General’s Office ( Vicefiscal General de la Nación ), issued the following decisions in the second instance: (i) partially reversed the preclusion order issued in the first instance to close the investigations relating to allegations of fraud against the former board members of Banco Industrial Colombiano S.A. and certain officers of the Superintendency of Finance; (ii) ordered the consolidation of legal proceedings relating to allegations of fraud that concluded that; (iii) partially reversed the preclusion order, issued in the first instance, to close the investigations related to allegations of willful neglect by a public officer ( prevaricato por omisión) against the board members of the Central Bank, certain officers of the Superintendency of Finance and the board members of the former Banco Industrial Colombiano S.A.; and (iv) confirmed the decision issued in the first instance that concluded that the prescriptive periods relating to the allegation of willfull misconduct by a public officer ( prevaricato por acción) against the board members of the Central Bank, certain officers of the Superintendency of Finance and the board members of the former Banco Industrial Colombiano S.A. had expired.

On August 10, 2009, a representative for Mr. Londoño Saldarriaga and the board of directors of the former Banco Industrial Colombiano S.A. requested that the court nullify and modify its decision of July 31, 2005. As of March 15, 2010, the request remains pending and the court of first instance has not enforced the decision issued by the Vice Attorney General’s Office on July 31, 2009.

  (ii) Arbitration Proceeding: Bancolombia S.A. vs. Gilinski.

In 2004, an arbitration process was initiated by the Bank under the auspices of the Bogota Chamber of Commerce to resolve certain claims related to hidden contingencies and liabilities that the Bank believes are payable by the former owners of Banco de Colombia S.A. On March 30, 2006, the arbitral tribunal issued an award ordering the defendants to pay the Bank COP 63,216 million, including inflation adjustments and interest. The defendants filed an action for annulment, which was granted by the Tribunal Superior de Bogotá (the “Superior Court”) on February 26, 2008.

The Bank presented an appeal ( recurso de revision) before the Civil Chamber of the Colombian Supreme Court of Justice, to order the Superior Court to review the decision issued on February 26, 2008.

As of March 15, 2010, the appeal ( recurso extraordinario de revisión ) filed by the Bank remains pending.

(iii) Arbitration Proceeding: Gilinski vs.  Bancolombia S.A.

On June 2, 2004, another arbitration was initiated by the sellers of Banco de Colombia S.A. against the Bank and some members of its senior management, based on charges similar to those previously presented before various administrative and judicial authorities and discussed in section (i).

On May 16, 2006, the arbitration tribunal issued an award that ruled in favor of the Bank on the majority of the claims. However, the tribunal ruled that the Bank should pay COP 40,570 million to the plaintiffs with respect to non-compliance with some secondary obligations relating to the capitalization process.

The arbitration tribunal denied all the plaintiffs’ claims against senior management and exonerated them of all liability, ordering the plaintiffs to pay court costs.

In addition, the arbitration tribunal held that the plaintiffs had failed to prove that  the Bank and its senior managers had committed any fraudulent operations or made any fraudulent representations regarding the agreement governing the Merger, and denied any moral damages in favor of the plaintiffs.

On June 7, 2006, the Bank filed an extraordinary annulment action before the Superior Court. In the annulment action, the Bank argued that the ruling contained mathematical mistakes, that the arbitration tribunal did not decide issues that were material to the arbitration and that the arbitration tribunal improperly granted more than the requested relief. This annulment action did not succeed and consequently, the May 16, 2007 award relating to non-compliance with secondary obligations was upheld.

On March 11, 2008, the Bank paid approximately US$ 33.39 million  in satisfaction of the  May 16, 2006 decision.  As a result, this proceeding is terminated and is not subject to any further appeals.

(iv) Proceeding related to the “Gilinski Case”, before the United States Court for the Southern District of New York.

On February 28, 2007, the United States Court for the Southern District of New York (the “Court”) dismissed the complaint of the sellers of the former Banco de Colombia S.A. against the Bank, Mr. Londoño Saldarriaga, and some of the officers that were members of the board of directors of the Bank at the time of the acquisition and merger.

The lawsuit, which had been initiated on March 24, 1999, had been suspended by the Court on September 28, 1999, pending the resolution of the case before the arbitral tribunal in Colombia, as described in the immediately preceding section.

The Court based its February 28, 2007 ruling on the principle of res judicata. The Court considered that the award of the Colombian arbitral tribunal, dated May 16, 2006, decided the same claims filed before the Court in New York and therefore rejected any claims against the Bank and its senior management and dismissed the plaintiff’s complaint in its entirety with prejudice.

On June 2, 2008, the Court of Appeals summarily affirmed the February 28, 2007 ruling. The time for further appeal of the judgment has expired.

(v) Arbitration Proceeding: Ministry of Social Protection vs. Fiduciaria Bancolombia, Fiduciaria la Previsora S.A. and Fiduciaria Cafetera S.A.

On January 31, 2008, the Colombian Social Protection Ministry ( Ministerio de Protección Social ) filed a complaint against Fiduciaria Bancolombia S.A., Fiduciaria La Previsora S.A. and Fiduciaria Cafetera S.A. (together the “Fisalud Consortium”) and requested the Chamber of Commerce of Bogota to convene an arbitration tribunal. The complaint was filed in connection with an agreement, dated December 14, 2000, for the administration of FOSYGA funds alleging unauthorized payments in favor of health care entities ( entidades promotoras de salud ) and health compensation entities ( entidades obligadas a compensar ), and other breaches of contract. The complaint requests the restoration and payment of COP 173,001,916,480 or such other amounts as may be proved.

The Fisalud Consortium claimed a number of defenses to the plaintiff’s claims and  requested  the payment of COP 1,748,134,902.94, plus interest, for trust fees that were not paid by the Colombian Ministry of Social Protection as well as other damages.

On December 18, 2009, the arbitrators approved a conciliation agreement for a total amount of COP 5,939,438,112 reached by the Ministry of Social Protection and Fiduciary Bancolombia S.A. Fiduciaria La Previsora S.A. and Fiduciaria Cafetera S.A..Pursuant to the conciliation agreement ,Fiduciary Bancolombia S.A. paid 50% of theaforementioned total amountin correspondance to its participation in the Fisalud Consortium,thusending thisproceedings.

 (vi) Constitutional public interest action: María del Rosario Escobar Girona vs Bancolombia S.A. and la Defensoría del Pueblo.

On September 10, 2009, the Administrative Court No. 42 of Bogota - Fourth Section held a public interest conciliation  hearing in connection with the aforementioned case.

The plaintiff alleged breach by the Bank of collective rights and interests regarding administrative morality and the defense of public property in connection with its failure to pay amounts due under certain arbitral  proceedings.

The defendants were notified and the Bank on October 23, 2009 responded to the lawsuit. On February 18, 2010 the public interest conciliation hearing was declared failed.

As of March 15, 2010, discovery is pending.

 (vii) Foreclosure by one creditor Swaine Executive Finance Co and / or others (including Isaac Gilinski Sragowicz and Jaime Gilinski Bacal) against Bancolombia S,A. and the Defensoría del Pueblo.

On November 28, 2009, the 15th Civil Circuit Court of Bogota issued an order for payment against Bancolombia S.A. and  La Defensoría del Pueblo and ordered: i) the Bank to pay La Defensoría del Pueblo's COP 15,878,702,682.18 (plus default interest),  an amount that corresponds to the difference between what is mentioned in the  arbitral proceeding of Luis Alberto Duran and the amount paid by the Bank and ii)  La Defensoría del Pueblo, after receiving such payment, to issue relevant administrative decisions ordering  the delivery of any amounts due to   beneficiaries of the  aforementioned arbitral proceeding of Luis Alberto Duran.

In this proceeding the judge issued a precautionary measure which has been suspended since the Bank offered to pay bail. The option of payment was admitted by the judge.

Notified of the lawsuit, the Bank and the Defensoría del Pueblo filed a request for review against the order for payment aforementioned.

As of April 19, 2010, the request filed by the Bank and the Defesoría del Pueblo remains pending.

 (viii) Action for the protection of rights: Jaime Gilinski Bacal vs HSBC Fiduciaria S.A.

Through an authorized attorney, Mr. Jaime Gilinski Bacal filed a protection action of  rights against HSBC Fiduciaria S.A. alleging breach of fundamental rights to due process and the administration of justice. Through this action Mr. Gilinski Bacal is seeking to have the guarantee issued in connection with the purchase agreement governing the Merger assigned to his name.

The request was granted  in the first and second instance on April 21 and May 29, 2009, and the Trust proceeded to give Mr. Gilinski Bacal the total amount of the security provided in connection with the merger of the Bank with Conavi and Corfinsura in 1998 that at the time was worth US$ 30 million.

On December 7, 2009,  the Constitutional Court revoked the decisions issued on first and second instance on April 21 and May 29, 2009 and ordered Mr. Jaime Gilinski Bacal, at the end of 10 days from the notification of the decision, reconstitute the security trustee added with commercial interests. The Bank was notified of this decision  on April 6, 2010.

A.3.	DIVIDEND POLICY

The declaration, amount and payment of dividends is based on Bancolombia’s unconsolidated earnings.  Dividends must be approved at the ordinary annual stockholders’ meeting upon the recommendation of the board of directors and the President of Bancolombia.  Under the Colombian Commerce Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the ordinary annual stockholders’ meeting in which the dividend was declared.  According to Colombia’s law, the minimum dividend per share may be waived by an affirmative vote of the holders of 78% of the shares present at the stockholders’ meeting.

The annual net profits of Bancolombia must be applied as follows: (i) first, an amount equal to 10% of Bancolombia’s net profits to a legal reserve until such reserve is equal to at least 50% of the Bank’s paid-in capital; (ii) second, to the payment of the minimum dividend on the preferred shares (for more information, see “Item 10. Additional Information – B. Memorandum and Articles of Association”) and (iii) third, as may be determined in the ordinary annual stockholders’ meeting by the vote of the holders of a majority of the shares entitled to vote.

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cash Dividends per share (1)(2)	Cash Dividends per share (1)(3)
	(COP)	(U.S. dollars)
2009	637	0.331
2008	624	0.245
2007	568	0.310
2006	532	0.243
2005	508	0.222

(1)	Includes common shares and preferred shares.
(2)	Cash dividends for 2005, 2006, 2007 and 2008 were paid in quarterly installments and cash dividends for 2009 will be paid in quarterly installments.
(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (February or March, as applicable).

B.	SIGNIFICANT CHANGES

There have not been any significant changes since the date of the annual financial statements included in this document.

ITEM 9.	THE OFFER AND LISTING.

A.	OFFER AND LISTING DETAILS

Bancolombia’s ADRs, each representing four preferred shares, have been listed on the New York Stock Exchange (“NYSE”) since 1995, where they are traded under the symbol “CIB”. Bancolombia’s preferred shares are also listed on the Colombian Stock Exchange.

The table below sets forth, for the periods indicated, the reported high and low market prices and share trading volume for the preferred shares on the Colombian Stock Exchange.  The table also sets forth the reported high and low market prices and the trading volume of the ADRs on the NYSE for the periods indicated:

	Colombia Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		US$ per ADS		Trading Volume (Number of ADSs)
	High	Low	High	Low

Year Ending
December 31, 2009	24,200	10,500	48.00	15.90	110,477,052
December 31, 2008	18,960	9,300	44.00	15.00	135,084,078
December 31, 2007	19,360	13,200	39.00	24.00	129,408,200
December 31, 2006	20,700	12,980	36.18	20.00	97,287,628
December 31, 2005	17,000	7,670	29.25	12.40	81,772,000
December 31, 2004	9,030	3,839	48.00	5.30	31,487,800

Source: NYSENet (Composite Index) and Colombia Stock Exchange.

	Colombia Stock Exchange			New York Stock Exchange
	COP Per Preferred Shares		Trading Volume (Number of Shares)	US$ per ADS		Trading Volume (Number of ADSs)
	High	Low		High	Low
	(in nominal pesos)
2010
First quarter	13,160	10,500	62,193,123	24.33	15.90	32,044,861

2009
First quarter	13,160	10,500	62,193,123	24.33	15.90	32,044,861
Second quarter	20,700	15,200	64,560,996	32.19	18.96	31,203,505
Third quarter	18,000	12,700	55,568,395	43.29	28.23	23,030,364
Fourth quarter	24,200	19,240	40,141,186	48.00	38.17	23,488,506

2008
First quarter	17,800	13,800	15,322,243	36.15	28.30	32,658,916
Second quarter	18,960	14,200	19,692,336	44.00	31.11	33,723,007
Third quarter	18,000	12,700	19,660,860	36.30	25.36	33,308,846
Fourth quarter	16,520	9,300	59,706,668	29.88	15.00	35,393,309

Source: NYSENet (Composite Index) and Colombia Stock Exchange.

	Colombia Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		US$ per ADS		Trading Volume (Number of ADSs)
	High	Low	High	Low

Month
December 2009	24,000	21,500	48.00	43.14	8,434,419
January 2010	23,540	21,400	48.30	42.73	6,604,793
February 2010	22,220	20,400	46.45	40.10	6,659,787
March 2010	22,600	21,620	47.52	45.01	6,762,266
April 2010	24,140	22,220	49.70	45.59	5,568,143

	Colombia Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		US$ per ADS		Trading Volume (Number of ADSs)
	High	Low	High	Low

Month
May 2010 (1)	23,640	21,680	47.85	42.53	4,031,142

Source: NYSENet (Composite Index) and Colombia Stock Exchange.

(1)  Figures are as of May 18, 2010.

ADRs evidencing ADSs are issuable by The Bank of New York Mellon (the “Depositary”), as Depositary, pursuant to the Deposit Agreement, dated as of July 25, 1995, entered into by Bancolombia, the Depositary, the owners of ADRs from time to time and the owners and beneficial owners from time to time of ADRs, pursuant to which the ADSs are issued (as amended, the “Deposit Agreement”).  The Deposit Agreement was amended and restated on January 14, 2008. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of Fiduciaria Bancolombia, as agent of the Depositary, currently located at Carrera 48, No. 26 - 85, Medellín, Colombia or Calle 30A No. 6-38, Bogotá, Colombia.  The Depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

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

The Colombian Stock Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2009, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Stock Exchange was COP 6,414 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 18,208 billion or US$ 8.91 billion  as of the same date).

There are no official market makers or independent specialists on the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Stock Exchange as of December 31, 2009, was COP 287,082 billion (U.S. dollars 140.3 billion), with 104 companies listed as of that date.

D.	SELLING STOCKHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

For information regarding “Memorandum and Article of Association” please see “Item 10. Additional Information – B. Memorandum and Articles of Association ” of Form 20F - 2008.

C.	MATERIAL CONTRACTS

On June 6, 2008, Bancolombia announced the execution of an agreement whereby it sold 100% of its direct and indirect interest in Multienlace S.A. to Stratton Spain S.L., equating to approximately 98% of Multienlace S.A. The purchase price was COP 105,882.6 million. Multienlace S.A. provides business process outsourcing and contact center services to corporate clients.

In March 2010, Leasing Bancolombia S.A Compañía de Financiamiento Comercial, signed a stockholders purchase agreement with Mitsubishi Corporation to acquire the shares that Mitsubishi has in Renting Colombia S.A. Therefore, Leasing Bancolombia S.A. owns 94.5% of Renting Colombia S.A.

On March 19, 2010, 25% of the assets, liabilities and contracts of Sufinanciamiento Finance Company were assigned to its parent company, Bancolombia, as authorized by the Colombian Superintendency of Finance. Pursuant to the Transaction, Sufinanciamiento assigned to Bancolombia assets and contracts totaling COP 1,208,019 million and Bancolombia assumed liabilities of Sufinanciamiento totaling COP 1,192,809 million. The difference, amounting to COP 15,210 million was paid by Bancolombia.  Also pursuant to the Transaction, Bancolombia kept the trademark to Sufinanciamiento, which will hereafter be used to identify the automobile finance division of Bancolombia.

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

The Foreign Exchange Statute is contained in Law 9 of 1991 and External Resolution No. 8 of 2000, which were implemented by the External Regulating Circular DCIN 83 of 2006 of the board of directors of the Central Bank including its respective amendments. The International Investment Statute of Colombia is also contained in Decree 2080 of 2000 and Decree 1844 of 2003, as amended, and regulates the manner in which foreign investors can participate in the Colombian securities markets and undertake other types of investment, prescribes registration with the Central Bank of certain foreign exchange transactions and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered.

Under Colombian law and the Bank’s by-laws, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and the voting of ADSs and preferred shares. For a detailed discussion of ownership restrictions see “Item 4. Information on the Company – B. Business Overview – B.7. Supervision and Regulation – Ownership Restrictions”.

E.	TAXATION

Colombian Taxation

In Colombia, dividends received by foreign companies, foreign entities, non-resident individuals and successions of non-residents are subject to income taxes.

For purposes of Colombian taxation, an individual is a resident of Colombia if he or she is physically present in Colombia for six or more months during the calendar year or six or more consecutive or non-consecutive months during fiscal year. For purposes of Colombian taxation, a legal entity is a resident of Colombia if it is organized under the laws of Colombia.

Foreign companies, foreign investment funds, and individuals that are not Colombian residents are not required by law to file an income tax return in Colombia when dividends that have not been taxed at the corporate level have been subject to withholding taxes.

Pursuant to the Colombian International Investment Statute see “Item 10. Additional Information – D. Exchange Controls” the preferred shares deposited under the Deposit Agreement constitute a “Foreign Institutional Capital Investment Fund”. Under Article 18-1 of the Estatuto Tributario, Decree 624 of 1989 as amended (the “Fiscal Statute”), dividends paid to foreign institutional capital investment funds are not subject to Colombian income, withholding, remittance or other taxes, provided that such dividends are paid in respect of previously taxed earnings of Bancolombia. Therefore, provided that distributions are made by the Bank to the holders of ADRs through the Depositary, all distributions by the Bank made on account of preferred shares to holders of ADRs evidencing ADSs who are not resident in Colombia, as defined below, will be exempt from Colombian income, withholding and remittance taxes, except when distributions are paid out of non-taxed earnings of the Bank, in which case the applicable tax rate for that distribution dividend is 33%.

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

Pursuant to article 36-1 of the Fiscal Statute, earnings received by a non-resident of Colombia derived from stock trading are not subject to income, withholding, remittance or other taxes in Colombia when the stock is listed on the Colombian Stock Exchange and the transaction does not involve the sale of 10% or more of the company’s outstanding stock by the same beneficial owner in the same taxable year.

In the case of preferred shares trading in Colombia, the seller has to file an income tax return, and, if article 36-1 of the Colombian Fiscal Statute is not applicable, the transaction is subject to income tax at a rate of 33%. The sale of stock by foreign institutional capital investment funds is not subject to income tax pursuant to article 18-1 of the Fiscal Statute.

Other Tax Considerations

As of the date of this report, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States.  Transfers of ADSs from non-residents or residents to non-residents of Colombia by gift or inheritance are not subject to Colombian income tax.  Transfers of ADSs or preferred shares by gift or inheritance from residents to residents or from non-residents to residents will be subject to Colombian income tax at the income tax rate applicable for occasional gains obtained by residents of Colombia. Transfers of preferred shares by gift or inheritance from non-residents to non-residents or from residents to non-residents are also subject to income tax in Colombia at a rate of 34% for 2007 and 33% for 2008 and thereafter. There are no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of preferred shares or ADSs.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend the Bank pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the preferred shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the preferred shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meet other holding period requirements. Dividends paid with respect to the preferred shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the preferred shares or ADSs are readily tradable on an established securities market in the United States. The preferred shares are currently not traded on an established securities market in the United States. Therefore, dividends paid with respect to the preferred shares will not be qualified dividend income and will be taxed as ordinary income. The Bank believes that its ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that the Bank’s ADSs will continue to be readily tradable on an established securities market.

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

For purposes of calculating a U.S. Holder’s United States foreign tax credit limitation, dividends will be income from sources outside the United States and, depending on your circumstances, will generally be either passive income or general income for purposes of computing the foreign tax credit allowable to you. You should consult your own tax advisor regarding the foreign tax credit rules.

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

PFIC Rules

The Bank believes that the Bank’s preferred shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

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

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the preferred shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

In addition, notwithstanding any election you make with regard to the preferred shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if the Bank is a PFIC either in the taxable year of the distribution or the preceding taxable year.  Moreover, your preferred shares or ADSs will be treated as stock in a PFIC if the Bank was a PFIC at any time during your holding period in your preferred shares or ADSs, even if the Bank is not currently a PFIC.  For purposes of this rule, if you make a mark-to-market election with respect to your preferred shares or ADSs, you will be treated as having a new holding period in your preferred shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of the Bank’s accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own preferred shares or ADSs during any year that the Bank is a PFIC with respect to you, you must file Internal Revenue Service Form 8621.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

Bancolombia files reports and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any document that Bancolombia files at the SEC’s public reference room at 100 F Street N.E., Washington, DC 20549. Some of the Bank’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2009. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses.  Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates and equity prices and other risk factors, such as sovereign risk.

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

The Bank’s assets include both trading and non-trading instruments.  Trading instruments are recorded in the Treasury Book and include fixed income securities, foreign exchange (FX) futures, bonds futures and over-the-counter plain vanilla derivatives. Trading in derivatives includes forward contracts in foreign currency operations, plain vanilla options on U.S. dollar/COP currency, foreign exchange swaps and interest rate swaps.  Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

 The Bank uses a value at risk (“VaR”) calculation to limit its exposure to the market risk of its Treasury Book. The board of directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for Bancolombia.  The Investment Committee is responsible for establishing the maximum VaR by type of investment (e.g., fixed income in public debt) and by type of risk (e.g., currency risk).  These limits are supervised on a daily basis by the Market Risk Management Office.

For managing the interest rate risk from banking activities, the Bank analyzes the interest rate mismatches between its interest earning assets and its interest bearing liabilities. In addition, the foreign currency exchange rate exposures arising from the Banking Book are provided to the Treasury Division where these positions are aggregated and managed.

Trading Instruments Market Risk Measurement

The Bank currently measures the Trading Book exposure to market risk (including over-the-counter derivatives positions) as well as the currency risk exposure of the Banking Book, which is provided to the Treasury Division, using a VaR methodology established in accordance with Chapter XXI of the Basic Accounting Circular, as amended by External Circular 051 of 2007, each issued by the Superintendency of Finance.

 The VaR methodology established by Circular 051 of 2007 is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the Treasury Book and excludes investments classified as “held to maturity” and any other investment that comprises the Banking Book, such as non-trading positions.   In addition, the methodology eliminates the aggregation of risks by the use of correlations and in the alternative, provides for a new allocation system based on defined zones and bands. The VaR is estimated with a 99% confidence level and ten day time horizon, adjusted by a multiplicative factor equal to three.

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

The relevant risk exposure categories for which VaR is computed by Bancolombia according to the External Circular 051 of 2007 are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; and (iv) fund risk.

Interest Rate Risk: The interest rate risk is the probability of loss of value of a position due to fluctuations in market interest rates.  Bancolombia calculates the interest rate risk for positions in local currency, foreign currency and UVR separately, in accordance with Chapter XXI of the Basic Accounting Circular issued by the Superintendency of Finance. The calculation of the interest rate risk begins by determining the net position in each instrument and estimating its sensitivity by multiplying its net present value (“NPV”) by its “modified duration” and by the interest rate’s estimated fluctuation (as defined by the Superintendency of Finance). The interest rate’s fluctuations are established by the Superintendency of Finance according to historical market performance, as shown in the following table:

Interest Risk – Sensitivity by Bands and Zones

		Modified Duration		Interest rate Fluctuations (basis points)
Zone	Band	Low	High	Pesos	UVR	US$

Zone 1	1	0	0.08	221	221	100
	2	0.08	0.25	221	221	100
	3	0.25	0.5	221	221	100
	4	0.5	1	221	221	100
Zone 2	5	1	1.9	206	208	90
	6	1.9	2.8	190	195	80
	7	2.8	3.6	175	182	75
Zone 3	8	3.6	4.3	159	168	75
	9	4.3	5.7	144	155	70
	10	5.7	7.3	128	142	65
	11	7.3	9.3	118	142	60
	12	9.3	10.6	118	142	60
	13	10.6	12	118	142	60
	14	12	20	118	142	60
	15	20	-	118	142	60

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

The Bank’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES) and securities issued by colombian government.

The interest rate risk VaR increased from COP 134 billion as of December 31, 2008 to COP 174 billion as of December 31, 2009. This increase was due to the Bank’s larger bond portfolio (primarily composed of Colombian government treasury bonds (TES)). During 2009 the average interest rate risk VaR was COP 177 billion, the maximum value was COP 210 billion, and the minimum value was COP 158 billion.

Currency, Stock Price and Fund Risk: The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which the Bank maintains a position. As previously indicated, the methodology used in this Annual Report to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“ Δp”). The Δp is determined by the Superintendency of Finance, as shown in the following table:

Sensitivity Factor for Currency Risks, Fund Risks and Equity Risks

US$	4.4%
Euro	6.0%
Other currencies	8.0%
Funds	14.7%
Stock Price	14.7%

The currency risk VaR decreased from COP 27 billion as of December 31, 2008 to COP 14 billion as of December 31, 2009.  This decrease was due to a reduction in the position exposed to currency risk in the Bank, due to reduction in the US$/COP forward net position. During 2009 the average currency risk VaR was COP 15 billion, the maximum value was COP 33 billion, and the minimum value was COP 4 billion.

The equity risk VaR risk increased from COP 39 billion in 2008 to COP 81 billion in 2009. The higher VaR is explained by the increase in the Bank’s available for sale equity securities portfolio which reached COP 249 billion as of the end of 2009, coming from COP 172 billion in 2008.  For further detail relating to the available for sale equity securities portfolio please see “Notes to Consolidated Financial Statements (5) Investment Securities.” During 2009 the average equity risk VaR was COP 58 billion, the maximum value was COP 81 billion, and the minimum value was COP 51 billion.

 The Fund risk which arises from investment in mutual funds and similars decreased from COP 48 billion in 2008 to COP 20 billion in 2009, due to a reduction in these investments. During 2009 the average fund risk VaR was COP 11 billion, the maximum value was COP 37 billion, and the minimum value was COP 4 billion.

Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk and the fund risk.

As of December 31, 2009, the Total Market Risk VaR amounted to COP 290 billion which represents an increase from COP 248 billion in 2008, due to the increase in interest rate risk and equity risk VaR.

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

The table below provides information about Bancolombia’s consolidated VaR for trading instruments by the end of 2009 and 2008.

(COP million)	2009	2008

Interest Rate Risk VaR	173,964	134,077
Currency Risk VaR	14,277	27,156
Equity Risk VaR	81,005	38,924
Fund Risk VaR	20,376	47,904
Total VaR	289,621	248,062

During 2009 the average Total VaR was COP 261 billion, the maximum value was COP 290 billion, and the minimum value was COP 234 billion.

Non-Trading Instruments Market Risk Measurement

The Banking Book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income as a result of a change in market interest rates. Changes in interest rates affect Bancolombia’s earnings as a result of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities.  The foreign currency exchange rate exposures arising from the Banking Book are provided to the Treasury Division where these positions are aggregated and managed.

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

FAIR VALUE:Sum of the original net present value.

 + 50 bps:   Net present value change with an increase of 50 bps.

 + 100 bps:  Net present value change with an increase of 100 bps.

Interest Rate Risk (COP million)
2009

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	3,077,121	(26,574)	(53,028)
Loans	43,359,552	(177,344)	(353,880)
Total interest rate sensitive assets	46,436,673	(203,918)	(406,908)

	FAIR VALUE	+50bps	+100bps
Liabilities
Checking Accounts - Saving Deposits	22,954,585	(73,822)	(147,111)
Time Deposits	18,255,567	(37,470)	(74,769)

Liabilities	FAIR VALUE	+50bps	+100bps
Interbank borrowings	4,434,489	(4,555)	(9,090)
Long-term debt	4,332,866	(39,283)	(78,388)
Convertible Bonds	40,270	(526)	(1,049)
Total interest rate sensitive liabilities	50,017,778	(155,656)	(310,407)

Total net change		(48,262)	(96,501)

A rise in interest rates decreases the fair value of the assets and liabilities of the Bank, therefore, affects negatively the Bank’s market value on the active side and positively on the liabilities side.

Interest Rate Risk (COP million)
2008

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	2,403,824	(24,437)	(48,763)
Loans	46,108,840	(157,444)	(314,172)
Total interest rate sensitive assets	48,512,803	(181,881)	(362,934)

Liabilities	FAIR VALUE	+50bps	+100bps
Demand Deposits	20,799,643	(67,807)	(135,306)
Time Deposits	18,912,528	(34,385)	(68,615)
Interbank borrowings	6,024,932	(8,181)	(16,324)
Long-term debt	3,587,526	(30,472)	(60,806)
Convertible Bonds	5,877	(15)	(29)
Total interest rate sensitive liabilities	49,330,505	(140,860)	(281,079)

Total net change		(41,021)	(81,855)

A rise in interest rates decreases the fair value of the assets and liabilities of the Bank, therefore, affects negatively the Bank’s market value on the active side and positively on the liabilities side.

Bancolombia’s largest assets are loans, which represent 93.4% of the total NPV.  The market value’s change in assets with a 50 basis points parallel shift of the yield curve has increased from COP 182 billion in 2008 to COP 204 billion in 2009 due to an increase in the duration of the Mortgage Loans Portfolio.

On the liabilities side, Bancolombia’s largest interest rate sensitive liabilities are demand deposits and time deposits which represent 45.89% and 36.50%, respectively, of the total NPV. The market value’s change in liabilities with a 50 basis points parallel shift of the yield curve increased from COP 141 billion in 2008, COP 156 billion in 2009, reflecting the increase in the long term debt during 2009.

As of December 31, 2009, the net change in the NPV for the market risk sensitive instruments, entered into for other than trading purposes with positive parallel shifts of 50 and 100 basis points, were COP (48) billion and COP (96) billion respectively. The increase in the interest rate risk in 2009 versus. 2008 reflects the higher duration of the loan portfolio within a lower interest rates environment.

Assumptions and Limitations of Sensitivity Analysis: Sensitivity analysis is based on the following assumptions, and should not be relied on as indicative of future results: When computing the NPV of the market risk sensitive instruments and its modified duration we have relied on two key assumptions: (a) a uniform change of interest rates of assets and liabilities and of rates for different maturities and (b) modified duration of variable rate assets and liabilities is taken to be the time remaining until the next interest reset date.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.	AMERICAN DEPOSITARY SHARES

D.3.	FEES AND CHARGES APPLICABLE TO HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The following are the fees charged by the depositary:

Persons depositing or withdrawing shares must pay:	For:
$5.00 per 100 ADSs (or portion of 100 ADSs)
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

D.4.i.	FEES INCURRED IN PAST ANNUAL PERIOD

From January 1, 2009, to December 31, 2009, the depositary reimbursed Bancolombia US$ 300,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the company’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received US$ 194,103.97 from the Bank of New York Mellon during the same period in connection to its role as local custodian of the depositary bank.

D.4.ii.	FEES TO BE PAID IN THE FUTURE

The Bank of New York Mellon, as depositary, has agreed to reimburse the Bank for expenses incured that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2009 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. On this assessment, management concluded that the Bank’s internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LTDA. an independent registered public accounting firm, which report is included on page F-4 of this annual report.

Change in Internal Control over Financial Reporting

No change in the Bank’s internal control over financial reporting occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect the Bank’s internal control over financial reporting.

ITEM 16.	RESERVED

A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Bancolombia appointed Mr. Alejandro Gaviria Uribe as the “audit committee financial expert” according to the requirements of Item 16A. Mr. Gaviria Uribe has served as the Bank’s audit committee financial expert since May 22, 2007, he does not own any shares of Bancolombia and there is no business relationship between him and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mr. Gaviria Uribe and the Bank, except in connection with his capacity as a member of the Bank’s board of directors and now as a member of the audit committee. Mr. Gaviria Uribe is considered an independent director under Colombian law and the Bank’s Corporate Governance Code, as well as under NYSE’s director independence standards. For more information regarding our audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

B.	CORPORATE GOVERNANCE AND CODE OF ETHICS

Bancolombia has adopted a Code of Ethics and a Corporate Governance Code, both of which apply to all employees, officers and directors. English translations of the Ethics Code and the Corporate Governance Code are available at Bancolombia’s website at www.grupobancolombia.com.co. The Spanish versions of these codes will prevail for all legal purposes.

A phone line called “línea ética” is available for anonymous reporting of any evidence of improper conduct.

Under the NYSE’s Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. See “Item 16. Reserved – 16.G Corporate Governance.”

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled COP 8,314 million and COP 5,946  million audited by PriceWaterhouseCoopers LTDA. for the years 2009 and 2008, respectively.

Additionally, other audit-related fees totaled COP 724 million and COP 203 million audited by PriceWaterhouseCoopers LTDA. for the years 2009 and 2008, respectively.  Bancolombia had no tax fees or other fees for the years 2009 and 2008 .

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

Every request for approval of additional services must be adequately sustained, including complete and effective information regarding the characteristics of the service that will be provided by the external auditors.  In all cases, the budget of the external auditors must be approved by the general stockholders ’ meeting.

D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Colombian law prohibits the repurchase of shares issued by entities supervised by the Superintendency of Finance. Therefore, neither Bancolombia nor any affiliated purchaser repurchased any shares during fiscal year 2009.

F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

G.	CORPORATE GOVERNANCE

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

In Colombia, a series of laws and regulations set forth corporate governance requirements. External Circular 056 of 2007 issued by the Superintendency of Finance, contains the corporate governance standards to be followed by companies issuing securities that may be purchased by Colombian pension funds,  and determines that entities under supervision of the Superintendency of Finance, when taking investment decisions, must take into account the recommendations established by the “Country Code” and the corporate governance standards followed by the entities who are beneficiaries of the investment.  Additionally, External Circular 055 of 2007 establishes that entities under the supervision of the Superintendency of Finance must adopt mechanisms for the periodic disclosure of their corporate governance standards.

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

The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards:

•
Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law mandates that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia’s management recommends to its stockholders lists of director nominees of which at least 25% are independent directors. For the independence test applicable to directors of Bancolombia see “Item 10. Additional Information. – B. Memorandum and Articles of Association – Board of Directors”.

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

•
Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules promulgated by the NYSE and, in the case of the audit committee, the NYSE and the SEC.  The Bank’s board of directors has a “ Board Issues Committee ”, a “ Designation, Compensation and Development Committee”, a “ Corporate Governance Committee ” and an “ Audit Committee”, each of which is composed of both directors and officers, except the audit committee which is composed of three independent directors but no officers.  For a description of these committees see “Item 6.   Directors, Senior Management and Employees – C. Board Practices”.

•
Stockholder Approval of Equity Compensation Plans. Under NYSE listing standards, stockholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. Under Colombian laws applicable to Bancolombia, such approval from stockholders is also required.

•
Stockholder Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, annual dividends must be approved by Bancolombia’s stockholders.

PART III

FINANCIAL STATEMENTS

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F - 1 through F – 121.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report.

1. (1)	English translation of corporate by-laws (estatutos sociales) of the registrant, as amended on March 1, 2007.
2 (3)	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended on January 14, 2008.
4.1. (4)	English summary of the Stock Purchase Agreement entered into among Bancolombia S.A., the other stockholders named therein and Stratton Spain S.L. on June 6, 2008.
4.1.	English summary of the transfer of assets, liabilities and contracts of Sufinanciamiento S.A. Compañia de Financiamiento to Bancolombia S.A. on March 23, 2010.
4.1.
English summary of the Share Purchase Agreement among Leasing Bancolombia, Banca de Inversion Bancolombia, Inversiones CFNS, Fundacion Bancolombia y Factoring Bancolombia, Mitsubishi International Corporation and Mitsubishi Corporation in March 2010.

7	Selected Ratios’ Calculation.
8.1.	List of Subsidiaries.
11 (2)	English translation of the Ethics Code of the registrant, as amended on June 23, 2008.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 11, 2010.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 11, 2010.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 11, 2010.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 11, 2010.
15.(a) (2)	English translation of Corporate Governance Code (Código de Buen Gobierno) of the registrant, as amended on June 23, 2008.

(1) Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2006 filed on May 10, 2007.
(2) Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2007 filed on July 8, 2008.
(3) Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.
(4)Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on June 30, 2009.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: June 11, 2010

BANCOLOMBIA S.A.

By:	/s/	JAIME ALBERTO VELÁSQUEZ BOTERO
Name: Jaime Alberto Velásquez Botero.
Title: Vice President, Finance.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-2

Consolidated Balance Sheets
As of December 31, 2009 and 2008	F-6

Consolidated Statements of Operations
As of December 31, 2009, 2008 and 2007	F-8

Consolidated Statements of Stockholders’ Equity
As of December 31, 2009, 2008 and 2007	F-10

Consolidated Statements of Cash Flows
As of December 31, 2009, 2008 and 2007	F-11

Notes to Consolidated Financial Statements	F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of Bancolombia S. A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Bancolombia S. A. and its subsidiaries (the “Bank”) at December 31, 2009 and  2008, and the consolidated results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in Colombia and the special regulations of the Superintendency of Finance, collectively “Colombian GAAP” . Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Frameworkissued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Bank’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Colombia. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 (h), (i) and (j) to the consolidated financial statements, the Bank changed the manner in which it values the swaps and equity securities and recognizes in the records the residual rights originated in the securitization of mortgage loans due to the adoption in 2009 of the new regulations of the Superintendency of Finance.

To The Board of Directors and Stockholders of Bancolombia S. A.
June 11, 2010

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
June 11, 2010

Deloitte & Touche Ltda.
 Edificio Corficolombiana
 Calle 16 Sur No 43 A-49 Pisos 9 y 10
 A.A 404
 Nit 860.005.813-4
Medellin
 Colombia

Tel: 57(4) 313 56 54
 Fax: 57(4) 313 93 43
  www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of BANCOLOMBIA S.A.:

We have audited the consolidated balance sheet (not presented separately herein) of Bancolombia S.A. and subsidiaries (the “Bank”) as of December 31, 2007, and the related consolidated statement of operations, stockholders’ equity and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We did not audit the consolidated financial statements of Banagricola, S.A. (a consolidated subsidiary acquired by the Bank on May 16, 2007) and its subsidiaries, which statements reflect income before taxes constituting 15.30% of the related consolidated total for the year ended December 31, 2007. Those statements, prepared in accordance with the accounting standards prescribed by the Superintendence of Financial System of El Salvador, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Banagricola, S.A. and its subsidiaries on such basis of accounting, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements (including the Bank’s conversion of the amounts in the financial statements of Banagricola S.A. and its subsidiaries, prepared in conformity with accounting standards prescribed by the Superintendence of Financial System of El Salvador, to amounts in conformity with accounting principles generally accepted in Colombia and the regulations of the Colombian Superintendency of Finance (collectively “Colombian GAAP”) and accounting principles generally accepted in the United States of America (“U.S. GAAP”)). An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2007 in conformity with Colombian GAAP.

Colombian GAAP vary in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

As discussed in Notes 2(d), 2(ac), 31(p), 31(q) and 31(x) to the consolidated financial statements, the accompanying 2007 consolidated statements of operations and cash flows have been retrospectively adjusted for the changes in accounting practices relating to presentation of deposits within its consolidated statements of cash flows and to certain transactions in its statements of operations, presentation of noncontrolling interests under U.S. GAAP, operations discontinued in 2008 and 2009, and disclosures in the composition of reportable segments, respectively.

Deloitte & Touche Ltda
Medellin, Colombia

July 7, 2008 (June 25, 2009 for the effects of certain restatements for the correction of errors discussed in Note 31(y); June 26, 2009 as to the effects of the retrospective adjustments discussed in Notes 2(d), 2(ac), 31(q) and 31(x) and May 22, 2010 as to the effects of the retrospective adjustments discussed in Notes 31(p) and 31(q) to the consolidated financial statements)

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009 and 2008

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	Notes	2009 (1) (Unaudited)		2009		2008
		U.S. Dollar
Assets

Cash and cash equivalents:
Cash and due from banks	4	US$	2,437,871	COP	4,983,569	COP	3,870,927
Overnight funds			1,168,552		2,388,790		1,748,648
Total cash and cash equivalents			3,606,423		7,372,359		5,619,575

Investment securities:	5
Debt securities:			4,126,857		8,436,244		6,840,596
Trading securities			1,486,046		3,037,819		2,385,564
Available for sale			1,064,212		2,175,494		2,000,588
Held to maturity			1,576,599		3,222,931		2,454,444
Equity securities:			283,830		580,214		503,861
Trading securities			161,841		330,840		331,398
Available for sale			121,989		249,374		172,463
Market value allowance			(49,674)		(101,545)		(66,181)
Total investment securities			4,361,013		8,914,913		7,278,276

Loans and financial leases:	6
Commercial loans			12,724,553		26,011,915		28,068,731
Consumer loans			3,369,785		6,888,615		7,532,649
Microcredit loans			98,824		202,019		143,122
Mortgage loans			1,697,179		3,469,424		3,391,326
Financial leases			2,675,825		5,470,001		5,506,742
Allowance for loans and financial leases losses	7		(1,189,527)		(2,431,667)		(2,134,360)
Total loans and financial leases, net			19,376,639		39,610,307		42,508,210

Accrued interest receivable on loans and financial leases:
Accrued interest receivable on loans and financial leases			188,111		384,542		559,981
Allowance for accrued interest losses	7		(22,472)		(45,937)		(54,323)
Total interest accrued, net			165,639		338,605		505,658

Customers’ acceptances and derivatives	8		100,462		205,367		272,458
Accounts receivable, net	9		394,713		806,885		828,817
Property, plant and equipment, net	10		485,288		992,041		1,171,117
Operating leases, net	11		412,407		843,054		726,262
Foreclosed assets, net	15		39,461		80,668		24,653
Prepaid expenses and deferred charges, net	12		90,895		185,811		132,881
Goodwill	14		418,605		855,724		1,008,639
Other assets	13		451,156		922,265		1,093,850
Reappraisal of assets	16		360,217		736,366		612,683
Total assets		US$	30,262,918	COP	61,864,365	COP	61,783,079

Memorandum accounts	25	US$	148,959,460	COP	304,507,396	COP	219,171,533

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009 and 2008

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	Notes	2009 (1) (Unaudited)		2009		2008
		U.S. Dollar

Liabilities and Stockholders’ Equity

Deposits
Non-interest bearing:		US$	3,085,651	COP	6,307,780	COP	5,723,460
Checking accounts			2,865,953		5,858,667		5,289,918
Other			219,698		449,113		433,542
Interest bearing:			17,533,032		35,841,550		34,660,940
Checking accounts			1,157,541		2,366,281		2,011,132
Time deposits			8,967,429		18,331,488		18,652,738
Savings deposits			7,408,062		15,143,781		13,997,070
Total deposits			20,618,683		42,149,330		40,384,400

Overnight funds			656,580		1,342,201		2,564,208
Bank acceptances outstanding			23,289		47,609		56,935
Interbank borrowings	17		563,986		1,152,918		2,077,291
Borrowings from development and other domestic banks	18		1,411,892		2,886,232		3,870,634
Accounts payable			810,160		1,656,154		1,688,402
Accrued interest payable			201,443		411,796		400,902
Other liabilities	19		325,743		665,893		589,501
Long-term debt	20		2,041,660		4,173,622		3,643,486
Accrued expenses	21		117,110		239,400		255,183
Minority interest			52,040		106,381		135,292
Total liabilities			26,822,586		54,831,536		55,666,234

Stockholders’ equity	22, 24
Subscribed and paid in capital:			225,358		460,684		460,684
Nonvoting preference shares			74,073		151,422		151,422
Common shares			151,285		309,262		309,262
Retained earnings:			2,912,688		5,954,205		5,265,664
Appropriated	23		2,297,860		4,697,355		3,975,021
Unappropriated			614,828		1,256,850		1,290,643
Reappraisal of assets	16		284,889		582,377		448,511
Gross unrealized net gain (loss) on investments			17,397		35,563		(58,014)
Total stockholders’ equity			3,440,332		7,032,829		6,116,845

Total liabilities and stockholders’ equity		US$	30,262,918	COP	61,864,365	COP	61,783,079

Memorandum accounts	25	US$	148,959,460	COP	304,507,396	COP	219,171,533

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2 (c).

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2009, 2008 and 2007

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2009 (1) (Unaudited)		2009		2008		2007
		U.S. Dollar

Interest income:
Loans		US$	2,397,659	COP	4,901,366	COP	4,999,520	COP	3,707,751
Investment securities			356,397		728,558		431,589		416,644
Overnight funds			36,625		74,869		106,208		115,324
Financial leases			353,632		722,905		776,426		570,689
Total interest income			3,144,313		6,427,698		6,313,743		4,810,408

Interest expense:
Checking accounts			21,138		43,211		39,257		39,076
Time deposits			673,391		1,376,567		1,256,742		816,688
Saving deposits			220,555		450,865		589,718		461,437
Total interest expense on deposits			915,084		1,870,643		1,885,717		1,317,201

Interbank borrowings			23,310		47,650		74,792		109,843
Borrowings from development and other domestic banks			123,686		252,842		344,900		274,484
Overnight funds			46,032		94,099		166,129		131,127
Long-term debt			176,194		360,182		281,803		169,435
Total interest expense			1,284,306		2,625,416		2,753,341		2,002,090

Net interest income			1,860,007		3,082,282		3,560,402		2,808,318

Provision for loan, accrued interest losses and other receivables, net	7		(644,667)		(1,317,846)		(1,263,405)		(707,865)
Recovery of charged-off loans			104,808		214,251		108,143		89,997
Provision for foreclosed assets and other assets			(48,154)		(98,437)		(46,297)		(60,531)
Recovery of provisions for foreclosed assets and other assets			23,803		48,658		68,392		81,364
Total net provisions			(564,210)		(1,153,374)		(1,133,167)		(597,035)
Net interest income after provisions for loans and accrued interest losses			1,295,797		2,648,908		2,427,235		2,211,283

Fees and other services income:
Commissions from banking services			126,297		258,180		238,918		279,528
Electronic services and ATMs fees			28,834		58,944		86,070		80,711
Branch network services			54,219		110,837		104,010		104,601
Collections and payments fees			91,647		187,348		157,281		130,421
Credit card merchant fees			13,795		28,200		32,215		39,191
Credit and debit card annual fees			268,473		548,820		446,647		293,583
Checking fees			34,020		69,544		67,963		67,438
Fiduciary activities			84,266		172,259		98,799		69,200
Pension plan administration			47,293		96,678		87,826		82,453
Brokerage fees			22,486		45,966		54,742		62,493
Check remittance			12,627		25,812		26,148		22,762
International operations			22,911		46,836		47,962		43,643
Total fees and other service income		US$	806,868	COP	1,649,424	COP	1,448,581	COP	1,276,024

Fees and other service expenses			(70,027)		(143,151)		(134,939)		(116,453)
Total fees and income from services, net			736,841		1,506,273		1,313,642		1,159,571

Other operating income:
Foreign exchange gains (loss), net			(105,864)		(216,411)		113,584		27,584
Forward contracts in foreign currency			130,107		265,969		142,431		141,930
Gains (losses) on sales of investments on equity securities			286		584		92,125		(15,034)
Gains on sale of mortgage loans			26,310		53,784		41,080		50,377
Dividend income			11,762		24,045		39,586		18,968

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2009, 2008 and 2007

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2009 (1) (Unaudited)		2009		2008		2007
		U.S. Dollar

Revenues from commercial subsidiaries			47,257		96,605		101,730		101,148
Insurance income			6		12		13,948		8,013
Communication, postage, rent and others			76,356		156,088		105,958		17,572
Total other operating income			186,220		380,676		650,442		350,558
Total operating income			2,218,858		4,535,857		4,391,319		3,721,412

Operating expenses:
Salaries and employee benefits			506,275		1,034,942		928,997		835,150
Bonus plan payments			44,193		90,341		125,393		84,226
Compensation			9,649		19,725		23,539		23,463
Administrative and other expenses	27		693,730		1,418,145		1,268,982		1,070,845
Deposit security, net			36,311		74,228		52,151		49,113
Donation expenses			1,715		3,506		26,653		15,375
Depreciation	10, 11		90,512		185,027		141,133		122,835
Goodwill amortization			33,867		69,231		73,149		70,411
Total operating expenses			1,416,252		2,895,145		2,639,997		2,271,418
Net operating income			802,606		1,640,712		1,751,322		1,449,994

Non-operating income:
Other income			97,230		198,761		172,550		93,294
Minority interest			(7,377)		(15,081)		(18,511)		(13,246)
Other expense			(51,623)		(105,529)		(140,662)		(81,236)
Total non-operating (expense) income	28		38,230		78,151		13,377		(1,188)

Income before income taxes			840,836		1,718,863		1,764,699		1,448,806
Income tax expense	21		(226,008)		(462,013)		(474,056)		(361,883)
Net income		US$	614,828	COP	1,256,850	COP	1,290,643	COP	1,086,923

Earnings per share		US$	0,78	COP	1,595	COP	1,638	COP	1,433

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2 (c).

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2009, 2008 and 2007

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except share data)

	Non Voting Preferred Shares			Voting Common Shares			Retained Earnings				Surplus				Total
	Number	Par Value		Number	Par Value		Appro- Priated		Unappro- Priated		Reappraisal of assets		Gross unrealized gain or loss on investments available for sale		Stockholders’ Equity

Balance at December 31, 2006	218,122,421	COP	121,422	509,704,584	COP	309,262	COP	2,313,607	COP	749,529	COP	140,693	COP	12,099	COP	3,646,612
Net income	-		-	-		-		-		1,086,923		-		-		1,086,923
Transfer to appropriated retained earnings	-		-	-		-		749,529		(749,529)		-		-		-
Issuance of preferred and common shares	59,999,998		30,000	-		-		897,612		-		-		-		927,612
Valuation of investments	-		-	-		-				-		178,953		(39,686)		139,267
Dividends declared	-		-	-		-		(403,164)		-		-		-		(403,164)
Other	-		-	-		-		(197,980)		-		-		-		(197,980)
Balance at December 31, 2007	278,122,419		151,422	509,704,584		309,262		3,359,604		1,086,923		319,646		(27,587)		5,199,270
Net income	-		-	-		-		-		1,290,643		-		-		1,290,643
Transfer to appropriated retained earnings	-		-	-		-		1,086,923		(1,086,923)		-		-		-
Valuation of investments	-		-	-		-		-		-		128,865		(30,427)		98,438
Dividends declared	-		-	-		-		(447,486)		-		-		-		(447,486)
Other	-		-	-		-		(24,020)		-		-		-		(24,020)
Balance at December 31, 2008	278,122,419		151,422	509,704,584		309,262		3,975,021		1,290,643		448,511		(58,014)		6,116,845
Net income	-		-	-		-		-		1,256,850		-		-		1,256,850
Transfer to appropriated retained earnings	-		-	-		-		1,290,643		(1,290,643)		-		-		-
Valuation of investments	-		-	-		-		-		-		133,866		93,577		227,443
Dividends declared	-		-	-		-		(491,604)		-		-		-		(491,604)
Other	-		-	-		-		(76,705)		-		-		-		(76,705)
Balance at December 31, 2009	278,122,419	COP	151,422	509,704,584	COP	309,262	COP	4,697,355	COP	1,256,850	COP	582,377	COP	35,563	COP	7,032,829
Balance at December 31, 2009 (1) (Unaudited)		US$	74,074		US$	151,285	US$	2,297,860	US$	614,828	US$	284,888	US$	17,397	US$	3,440,332

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1) See note 2 ( c).

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008 and 2007

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	2009 (1) (Unaudited)		2009		2008		2007

Cash flows from operating activities:

Net income	US$	614,828	COP	1,256,850	COP	1,290,643	COP	1,086,923

Adjustments to reconcile net income to net cash used by operating activities:
Depreciation		118,507		242,255		193,151		122,835
Amortization		59,852		122,352		120,581		110,076
Minority interest		7,377		15,080		43,075		43,328
Provision for loan, accrued interest and accounts receivable losses		1,263,257		2,582,387		2,113,431		1,268,241
Provision for foreclosed assets		17,886		36,563		19,461		35,783
Provision for losses on investment securities and equity investments		21,714		44,388		7,379		7,313
Provision for property, plant and equipment		1,471		3,008		2,853		2,925
Provision for other assets		1,608		3,287		7,250		7,914
Provision for other liabilities		5,220		10,671		-		-
Reversal of provision for investments		(4,415)		(9,025)		(14,125)		(20,722)
Reversal of provision for loans and accounts receivable		(629,831)		(1,287,520)		(849,166)		(560,241)
Reversal of provision for foreclosed assets		(22,544)		(46,086)		(46,352)		(52,995)
Reversal of provision for other assets		(1,798)		(3,676)		(2,308)		(244)
Reversal of provision for property, plant and equipment		(985)		(2,014)		(6,468)		(7,537)
Realized and unrealized (gain) loss on derivative financial instruments		(117,905)		(241,024)		(129,689)		(117,653)
Valuation gain on investment securities		(354,187)		(724,040)		(624,860)		(355,190)
Foreclosed assets donation		-		-		7,321		10,708
Decrease in customers’ acceptances and derivatives		146,162		298,788		54,958		79,225
Decrease (Increase) in accounts receivable		60,515		123,706		(302,521)		(344,052)
Decrease (Increase) in other assets		45,859		93,747		(669,543)		(1,336,181)
(Decrease) Increase in accounts payable		(10,445)		(21,353)		88,259		822,201
Increase in other liabilities		20,834		42,589		86,069		115,735
Decrease (Increase) in loans		755,347		1,544,102		(7,443,105)		(13,087,618)
Increase in deposits		863,371		1,764,929		6,010,250		11,157,682
(Decrease) Increase in estimated liabilities and allowances		(86,081)		(175,969)		36,323		98,876

Net cash provided (used) by operating activities		2,775,617		5,673,995		(7,133)		(912,668)

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008 and 2007

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	2009 (1) (Unaudited)		2009		2008		2007

Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	US$	89,003	COP	181,942	COP	28,827	COP	15,280
Proceeds from sales of foreclosed assets		28,316		57,885		37,326		71,811
(Purchases) of Property, plant and Equipment		(178,126)		(364,131)		(765,652)		(590,568)
(Purchases) sales of investment securities
Changes in trading securities		(137,591)		(281,267)		(339,771)		764.891
Purchase of available for sale debt securities		(615,694)		(1,258,621)		(720,360)		(1,047,452)
Proceeds from sales of debt securities		653,608		1,336,126		764,164		1,088,703
Purchases of held to maturity debt securities		(980,214)		(2,003,782)		(1,844,804)		(789,747)
Proceeds from maturities of debt securities		694,174		1,419,051		1,249,766		213,502
Purchases of available for sale equity securities		(39,109)		(79,948)		(26,063)		(10,667)
Proceeds from sales of equity securities		6,981		14,270		14,222		13,194

Net cash used in investing activities		(478,652)		(978,475)		(1,602,345)		(271,053)

Cash flows from financing activities:

Dividends paid		(240,484)		(491,604)		(447,486)		(403,163)
Payment of long-term debts		(356,730)		(729,238)		(256,906)		(477.893)
Placement of long-term debts		689,202		1,408,888		1,049,662		2,025,921
(Decrease) Increase in overnight funds		(597,784)		(1,222,007)		558,718		998,445
(Decrease) Increase in interbank borrowings and borrowings from domestic development banks		(933,738)		(1,908,775)		1,096,678		1,334,820
Issuance of preference and common shares		-		-		-		30,000
Paid in Capital		-		-		-		897,612

Net cash (used) provided by financing activities		(1,439,534)		(2,942,736)		2,000,666		4,405,742

Increase in cash and cash equivalents		857,431		1,752,784		391,188		3,222,021
Cash and cash equivalents at beginning of year		2,748,994		5,619,575		5,228,387		2,006,366

Cash and cash equivalents at end of year	US$	3,606,425	COP	7,372,359	COP	5,619,575	COP	5,228,387

Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest	US$	1,278,979	COP	2,614,527	COP	2,639,069	COP	1,905,585
Income taxes	US$	174,741	COP	357,298	COP	214,679	COP	122,477

See accompanying notes to consolidated financial statements.

 (1) See note 2 (C )

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

(1)  Organization and Background

Bancolombia S.A., is a private commercial bank incorporated under Colombian law on January 24, 1945. On April 3, 1998, Banco Industrial Colombiano S.A. merged with Banco de Colombia S.A. and the surviving entity was renamed Bancolombia S.A. The registered office and business address of Bancolombia S.A. is in Medellín, Colombia.  Bancolombia S.A. and its subsidiaries are defined herein as the Bank.

As for recent amendments to the bank’s by-laws the most important have been as follows: (1) by means of Public Deed No. 633 drawn up on April 3, 1998 before the Notary Public No. 14 of the Circuit of Medellin, BIC took over Banco de Colombia S.A. which was dissolved without being liquidated, and changed its corporate name to BANCOLOMBIA; (ii) by means of  Public Deed No. 3974 drawn up on July 30, 2005 before the Notary Public No. 29 of the Circuit of Medellin the merger between Bancolombia, Conavi and Corfinsura (spin-off) was duly made official.  By virtue of this merger, Bancolombia took over the total amount of assets, rights and obligations of Conavi and Corfinsura, which were dissolved but not liquidated;  (iii) the last amendment was made by means of Public Deed No. 1614 drawn up on March 15, 2007 before the Notary Public No. 29 of the Circuit of  Medellín, the main purpose of which was to simplify the workings of its Board of Directors, eliminating alternate members and reducing the number of principal members to nine.

Bancolombia S.A.’s business purpose is to carry out all operations, transactions, acts and services inherent to the banking business, through banking establishments that carry its name and according to all applicable legislation.

Bancolombia S.A also has an agency in Miami, Florida, United States of America.

The consolidated financial statements includes the assets, liabilities, earnings, contingent accounts and memorandum accounts of the Bank in which they hold, directly or indirectly, 50% or more of the outstanding voting shares (the “Subsidiaries”).  Bancolombia S.A. has the following subsidiaries making up the Bancolombia Group, which is currently registered as a corporate group:

			Participation	Participation
			P ercentage	P ercentage
Entity	Location	Business	Dec-2009	Dec-2008

Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing	100	100
Leasing Perú S.A. (1) .	Perú	Leasing	100	-
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81	98.81
Fiduciaria GBC S.A.	Peru	Trust	98.82	98.82
Bancolombia Panamá S.A.	Panama	Banking	100	100
Bancolombia Caymán S.A.	Cayman Islands	Banking	100	100
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100	100
Sinesa Holding Company Ltda.	British Virgin Islands	Investments	100	100
Future Net S.A.	Panama	E-commerce	100	100
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100	100
Inmobiliaria Bancol S.A.	Colombia	Real estate broker	99.03	99.06
Valores Simesa S.A.	Colombia	Investments	69.66	70.75
Todo 1 Colombia S.A.	Colombia	E-commerce	89.92	89.92

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

			Participation	Participation
			P ercentage	P ercentage
Entity	Location	Business	Dec-2009	Dec-2008
Compañía de Financiamiento Sufinanciamiento S.A	Colombia	Financial services	99.99	99.99
Renting Colombia S.A.	Colombia	Operating leasing	80.50	80.50
Renting Perú S.A.C.	Peru	Operating leasing	80.60	80.63
RC Rent a Car S.A.S	Colombia	Car rental	80.50	81.51
Catital Investments SAFI S.A.	Peru	Trust	80.60	80.63
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Peru	Car Rental	80.60	80.63
Transportempo S.A.S.	Colombia	Transportation	80.50	80.30
Suleasing International USA, Inc.	USA	Leasing	100	100
Inversiones CFNS Ltda.	Colombia	Investments	100	100
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100	100
Valores Bancolombia Panamá S.A. (before Suvalor Panamá S.A.)	Panama	Securities brokerage	100	100
Suvalor Panamá Fondo de Inversión S.A. (1)	Panama	Holding	100	-
Bancolombia Puerto Rico Internacional, Inc	Puerto Rico	Banking	100	100
Inversiones Valores y Logística S.A. “En Liquidación”	Colombia	Investments	98.25	98.25
Factoring Bancolombia S.A. Compañía de Financiamiento	Colombia	Financial services	100	99.99
Patrimonio Autónomo CV Sufinanciamiento	Colombia	Loan management	100	100
Banagrícola S.A.	Panama	Investments	99.16	99.12
Banco Agrícola Panamá S.A.	Panama	Banking	99.16	99.12
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.87	98.38
Banco Agrícola S.A.	El Salvador	Banking	97.28	96.72
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.29	96.73
Credibac S.A. de CV	El Salvador	Credit card services	97.28	96.72
Bursabac S.A. de CV	El Salvador	Securities brokerage	98.87	98.38
AFP Crecer S.A.	El Salvador	Pension fund	98.96	98.60
Asesuisa S.A.	El Salvador	Insurance company	96.07	95.81
Asesuisa Vida S.A.	El Salvador	Insurance company	96.07	95.80
FCP Colombia Inmobiliaria (2)	Colombia	Real estate broker	45.02	64.12

(1) Company created in 2009.
(2)  Since October 2009 PSP Investments Colcóndor is an investor of FCP Colombia Inmobiliaria. The fund issued units, which reduces Bancolombia’s ownership interest in the subsidiary and therefore do not consolidate as of December 31, 2009. “ See note 31(i) Investment and derivatives, for treatment under U.S. GAAP. ”

(2)   Summary of Significant Accounting Policies

(a)	Basis of Presentation

For the preparation and disclosures of financial statements, the Bank follows generally accepted accounting principles in Colombia and the special regulations of the Superintendency of Finance, collectively “Colombian GAAP”.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

The financial statements of foreign subsidiaries were adjusted in order to adopt uniform accounting practices as required by Colombian GAAP.

Intercompany operations and balances are eliminated upon consolidation.

The Bank holds the majority voting rights in the companies: Prosicol E.U,  Urbanización Sierras del Chicó Ltda, Chicó Oriental No.2. Ltda. which were not included in the Consolidated Financial Statements due to the fact that these are either being wound up, subject to litigation proceedings or are currently at a non-productive stage.

(b)	Translation of Foreign Currency Transactions and Balances

Translation of financial statements in foreign currency

The balance sheet accounts are translated to pesos using the exchange rate applicable at the end of the year (except equity accounts which are translated at the historical exchange rate). This at December 31, 2009, December 31, 2008 and December 31, 2007 was COP 2,044.23, COP 2,243.59 and COP 2,014.76 per US$ 1, respectively and for the income accounts the average exchange rate was used. Exchange differences originated in the balance sheet accounts are recorded as “Cumulative Translation Adjustments” in the stockholders ’equity.

Transactions in foreign currency on the part of the Bank and its local Subsidiaries

Transactions and balances in foreign currency are translated by the Bank and its Subsidiaries to pesos using the market exchange rates applicable on the corresponding dates, as established by the Superintendency of Finance. The exchange rates at December 31, 2009, December 31, 2008 and December 31, 2007 was that stated above.

Exchange rate differences arising from adjustments and remeasurement of assets and liabilities denominated in foreign currency are recorded on the Consolidated Statements of Operations.

(c)	Convenience Translation to U.S. Dollars

The Bank maintains its accounting records and prepares its financial statements in Colombian pesos.  The U.S. Dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of COP 2,044.23er US$ 1, which is the exchange rate, calculated on December 31, 2009, the last business day of the year, by the Superintendency of Finance.  This translation may not be construed to represent that the Colombian peso represents or has been, or could be converted into, U.S. Dollars at that or any other rate.

(d)	Cash and Cash Equivalents

The statement of cash flows was prepared using the indirect method. Cash and cash equivalents consist of cash and due from banks and all highly liquid investments with a maturity of three months or less at the date of acquisition.

The consolidated cash flow for the year ended 2007 was modified due to reclassifications made particularly in deposits of the financial activities for operating activities, with the purpose of improving the presentation of comparative information. Amounts previously presented for operating activities were COP (12,149,575); for investing activities were COP (191,828); for financing activities were COP 15,563,424; for the year in 2007.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

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

The operations that the Bank carries out with regard to mortgage loans linked to the Unidad de Valor Real (the “Real Value Unit” or “UVR”) are adjusted on a daily basis according to the daily value of the UVR, as published by the Central Bank. The values assigned by the Central Bank to the UVR, in Colombian pesos, on December 31, 2009 and 2008, were COP 186.2734 and COP 181.6907, respectively. The UVR rate corresponds to the monthly variance of the IPC (Colombian Consumer Index Price) during the calendar month immediately prior to the month for which the UVR rate is being calculated.  In light of the above, the annualized UVR rate increased at December 31, 2009 and 2008 by (2.55%) and 3.83%, respectively.

(g)	Money Market Operations

Money market operations include:  Interbank funds, securities and under repurchase agreement and securities purchased under agreement to resell.

Repos

Long Position:These are securities that are acquired by the Bank and its Subsidiaries in exchange for a sum of money (with or without a discount) assuming, at the moment the arrangement is made, the obligation of returning to the counterpart title to securities of the same type and characteristics, the same day or at a later date without at any time exceeding the term of one (1) year and at a pre-determined price or amount.

Short Position:These are securities that are transferred in exchange for a sum of money, assuming, at the moment the arrangement is made, the obligation of purchasing from the counterpart title to securities of the same type and characteristics, the same day or at a later date without at any time exceeding the term of one (1) year and at a pre-determined price or amount.

Under Colombian GAAP these transactions do not qualify as true purchase/sales and therefore these transactions are kept in the Bank’s book.

Simultaneous Operations

Long Position:These are securities that are acquired in exchange for a sum of money assuming at the moment the arrangement is made, the obligation of returning to the counterpart title to securities of the same type and characteristics, the same day or at a later date without at any time exceeding the term of one (1) year and at a pre-determined price or amount.

Under Colombian GAAP these transactions do not qualify as true purchase/sales and therefore these transactions are kept in the Bank’s book.

Short Position:The short position with regard to a simultaneous operation is when a person transfers the title to securities in exchange for a sum of money, assuming, at the moment the arrangement is made, the obligation of purchasing from the counterpart title to securities of the same type and characteristics, the same day or at a later date without at any time exceeding the term of one (1) year and at a pre-determined price or amount.

Accounting treatment

Amounts received from money market transactions (repos and simultaneous transactions) are appraised on a daily basis based on market prices (fair exchange price), as published by the different trading systems.
Money market transactions are posted in the contingent accounts so as to post and disclose the receipt of the amount in question.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

The returns agreed upon for these money market transactions are calculated exponentially during their respective terms. Therefore, these returns represent income (in the case of lending operations) or expense (for borrowing operations) and are posted in the income accounts using the accrual system.

During a REPO operation the transfer of the security takes place only during the maturity of the agreement, however, in a simultaneous operation the property of the security is not returned.

(h)	Investment Securities

1.  Classification

The investments are classified as “trading”, “held to maturity”, and “available for sale”.

Trading Securities

Trading investments are those acquired mainly for obtaining profits from fluctuations in short-term prices and are accounted for at fair value.

Held to Maturity

Investments “held to maturity” are debt securities acquired with the stated purpose an legal, contractual, financial and operational capacity to hold them until maturity, and are measured at amortized cost. They may not be used for liquidity operations unless they are mandatory investments entered into on the primary market and provided that the counterparty for the operation is the Colombian Central Bank, the General Treasury Direction of Colombia, institutions overseen by the Superintendency of Finance or, in exceptional cases, as determined by the Superintendency of Finance.

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

2.  Recognition

Investments are recorded initially at their acquisition cost. Subsequent measurement depends on their classification:

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

2.2  Equity Securities

External Circular 100 of 1995 issued by the Superintendency of Finance provides for investments to be appraised on a daily basis; however, in the case of investments in shares with little or low liquidity, or that are not listed on the stock exchange, and whose only source of valuation are the financial statements of the corresponding company, the Bank conducts monthly valuations of said investments, recording the amounts thus appraised also on a monthly basis.

As of August 24, 2009 and in keeping with that stipulated in External Circular 030 of 2009, the Colombian Superintendency of Finance eliminated the trade-weighted stock index that was used up till then as a benchmark for valuating shares and stipulated the following stock valuation method:

a. Listed equity securities, issued and traded in Colombia

These investments are appraised based on their daily valuation prices as officially published by authorized entities.  In the absence of a price calculated for the day on which these investments are appraised, the last known valuation price shall be used. In the case of a listed equity security not reporting any trades on the secondary market as of its date of issue, and for which there is no indicated market price for its primary issue, this must be appraised based on that stipulated below in Section b.

b. Non-listed equity securities, issued and traded in Colombia

These investments must be appraised based on their purchase cost which is increased or decreased based on the investor’s percentage stake in all subsequent changes in the issuer’s equity.

For this purpose, the issuer’s equity is calculated based on certified financial statements, at the cut-off dates of June 30 and December 31 each year. However, when more recent certified financial statements are released, these same can be used to calculate the latest changes to the equity of the issuer in question. Entities have a maximum of three (3) months, subsequent to the cut-off date of the financial statements, to update the valuation amounts.

Until August 24, 2009, in accordance with External Circular 030 of 2009 issued by the Colombian Superintendency of Finance, equity securities or shares were appraised based on the trade-weighted stock index applicable on the date on which such appraisals are carried out, as shown below:

High-liquidity stocks: based on the last daily average trade-weighted price as published by the stock exchange.

Medium-liquidity stocks: based on the average price stipulated and published by the stock exchange. This shall correspond to the average trade-weighted price for the last five (5) days on which such stocks were traded.

Low-liquidity stocks or those with no quoted share prices: These increase or decrease depending on the investor’s percentage stake in the changes to the issuer’s equity based on the latest certified financial statements released by said issuer, within six (6) months prior to the date on which these securities are appraised or the more recent financial statements, when these are released.

This change in the accounting procedure used gave rise to an increase in the Valuation and Appraisal Surplus accounts of approximately COP 88,384 for the year.

With regard to equity investments in foreign-based subsidiaries, in some cases changes to the subsidiaries' equity are based on the latest financial statements issued and drawn up according to the accounting principles applicable for the corresponding country for 2008, whereas for 2009 the Financial Statements used were drawn up based on Colombian GAAP.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Stakes held in collective portfolios and structured securitizations through funds or self-standing trusts are valued using the unit value calculated by the management firm on the day immediately preceding the date on which such investments are appraised. In the case of the Private Capital Fund, Fondo de Capital Privado - Fondo Inmobiliario Colombia, the unit value is calculated based on financial statements in which real estate assets are adjusted for inflation and stated at their market prices.

2.3  Securities Denominated in Foreign Currency or in UVR

Foreign exchange gains or losses resulting from investment securities conversion are recorded as net foreign exchange in the consolidated statements of operations.

3.  Recording

Investments are measured depending on the classification and must be recorded initially at their purchase cost. The subsequent measurement is recorded as follows:

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

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

Debt securities issued or guaranteed by the Republic of Colombia or the Colombian Guarantee Fund for Financial Institutions (“Fogafin”) or issued by the Central Bank are not subject to impairment analysis.

4.1  Securities Issued Abroad or with External Ranking

Securities that are rated by a rating firm acknowledged by the Superintendency of Finance or securities issued by entities that are rated by those rating firms cannot be recorded for an amount that exceeds the following percentages of their nominal value, net of amortization as of the valuation date:

Long Term Ranking	Max. Amount %	Short Term Ranking	Max. Amount %
BB+, BB, BB-	Ninety (90)	3	Ninety (90)
B+, B, B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD, EE	Zero (0)

Impairment of investments classified as held to maturity, with a determinable fair value, are recorded for the difference between the carrying value and such fair value.

4.2  Securities from Issuances or Issuers without any External Credit and Equity Securities

These securities are rated and classified according to the methodology defined by the Bank. The securities are categorized as “A” except when there is a risk associated to them, in which case they are rated from category B to E. The maximum value, as defined by the Superintendency of Finance, at which these investments are recorded, according to their category is:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Category	Max. Registered Amount % (1)	Investment Characteristics
B Acceptable risk, greater than normal	Eighty (80)	Present factors of uncertainty that could affect the capacity to continue adequately fulfilling debt service and weaknesses that could affect their financial situation.
C Appreciable risk	Sixty (60)	Present medium-high probabilities of non-fulfillment of timely payments of capital and interest in their financial situation that may compromise the recovery of the investment.
D Significant risk	Forty (40)	Present non-fulfillment of agreed terms of the security and material deficiencies in their financial situation, the probability of recovering the investment is highly doubtful.
E Unrecoverable	Zero (0)	Recovery highly improbable.

(1)	Based on the net nominal amount as of the valuation date for debt securities or the acquisition cost, net of allowances for equity securities.

5. Reclassification of Securities

The Bank reclassified investment available for sale to trading when its main purpose is to obtain gains on short-term price fluctuations.

Investments reclassified from available for sale to trading are subject to accounting and valuation rules and regulations applicable to trading category. As a result, unrealized gains or losses must be posted as either income or expense on the date on which these are reclassified.

(i)   Loans and Financial Leases

Loans and financial leases are recorded at their outstanding principal, net of any unearned income. The Bank grants mortgage, commercial, consumer and microcredit loans to customers.  A substantial portion of the loan portfolio is represented by commercial loans throughout Colombia.

The Bank has securitized performing housing loans indexed to UVR’s and at a fixed rate. The difference between the book value of the securitized portfolio and the value received is recorded in the results for the year at the moment the operation is carried out.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Suspension of Accruals

The Superintendency of Finance established that interest, income for UVR, lease payments and other items of income cease to be accrued in the statement of operations and begin to be recorded in memorandum accounts until effective payment is collected, after a loan is in arrears for more than 2 months for mortgage and consumer loans and 3 months for commercial loans. However,t he Bank adopted a policy, in which all loans of any type, with the exception of mortgage loans that are more than 30 days past due, cease to accumulate interest on the statement of operations and instead are recorded in the memorandum accounts until such time the client proceeds with their payment. For those interests the Bank has recorded allowance for 100%, since the suspension of accruals.

Evaluation by Credit Risk Categories

The Bank analyzes on an ongoing basis the credit risk to which its loan portfolio is exposed considering the terms of the corresponding obligations as well as the level of risk associated with the borrower. This risk evaluation is based on information relating to the historical performance data, the particular characteristics of the borrower, collaterals, debt service with other entities, macroeconomic factors, financial information, etc. For consumer, mortgage and microcredit loans analysis are performed in basis of the past due days of the loan.

For commercial loans, following minimum credit risk classifications are assigned, according to the financial situation of the debtor and/or the past due days of the obligation; additionally all significant counterparty relationships as well as loans under special supervision are reviewed in detail every six months:

Category	Qualitative Factors
A - Normal Risk
Loans and financial leases in this category are appropriately serviced. The debtor’s financial statements or its  projected cash flows, as well as all other credit information  available to the Bank, reflect adequate paying capacity.

B - Acceptable Risk, Above Normal
Loans and financial leases in this category are acceptably serviced and guaranty protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.

C - Appreciable Risk	Loans and financial leases in this category represent insufficiencies in the debtors’ paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.
D – Significant Risk	Loans and financial leases in this category are deemed uncollectible. They are considered default loans.
E – Unrecoverable

Allowance for Loan Losses

Commercial and consumer loans

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

According to the reference models the allowance for loan losses is stated through the calculation of the Expected Loss:

Expected Loss= [Probability of default] x [Exposition to default] x [Loss given default]

Probability of Default (PD)

This corresponds to the probability of the debtors within a specific portfolio of commercial loans or segment and classification for consumer loans, defaulting on their obligations in a period of twelve (12) months. The probability of default is defined by the Superintendency of Finance.

Exposition to Default

With regard to the MRC and MRCO Reference Models, the exposure value of an asset is understood to mean the current balance of the principal, interest, interest receivable accounts and other receivables regarding consumer and retail loan obligations.

Loss Given Default (LGD)

This is defined as the economic deterioration sustained by a company should any of the events of default occur. The LGD for debtors classified in the default category depends on the type of collateral and would suffer a gradual increase in the provision according to the amount of days lapsing after being classified in said category.  For this purpose 100% of the collateral value is considered  to cover the principal amount.

In 2009 the Bank applied the minimal criteria for LGD defined by the Superintendency of Finance, for type of collateral, past due days after default and rates. In 2008 the LGD rates used were the same defined by the Superintendence of Finance, but the minimal past due days after default became more exigent in order to have better coverage of the default portfolio.

The Bank also sets up other provisions for specific commercial clients besides the minimum provisions required by the Superintendency of Finance bearing in mind specific risk factors affecting clients, including: macroeconomic or industry and any other factors that could indicate early impairment. At December 31, 2009, additional provisions were recorded totaling COP 256,099 (2008 – COP 186,866).

As of December 2009 the conglomerate Banagrícola, in the case of its retail and consumer loans, adopted the MRC and MRCO Reference Models as issued by the Superintendency of Finance by means of External Circulars Nos. 035 of 2006 and 022 of 2008. The corresponding effect was as follows:

Provision Categories	Provisions before the Enforcement of the MRC and MRCO Reference Models	Provisions Based on the MRC and MRCO Reference Models	Effect
Consumer loans and leasing operations	$79,969	$95,108	$15,139
Retail loans and leasing operations	101,699	139,395	37,696
General provision	51,830	8,910	(42,920)
Total provision	233,498	243,413	9,915

In 2008 the companies belonging to the conglomerate Banagrícola applied the instructions given prior to those contained in External Circular No. 039 of 2007, as follows:

Minimum loan provisions correspond to the following percentages:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Rating	Retail %		Consumer		Microcredit %
	Capital	Interest and Other Amounts Due	Capital	Interest and Other Amounts Due	Capital	Interest and Other Amounts Due
A – Normal	1	1	1	1	1	1
B – Acceptable	3.2	3.2	3.2	3.2	3.2	3.2
C – Appreciable	20	100	20	100	20	100
D – Significant	50	100	50	100	50	100
E – Unrecoverable	100	100	100	100	100	100

Rating	Housing %
	Capital
	On Secured Portion	On Non-Secured Portion
A – Normal	1	1	1
B – Acceptable	3.2	100	100
C – Appreciable	10	100	100
D – Significant	20	100	100
E – Unrecoverable	30	100	100

Mortgage and Microcredit Loans

For mortgage and microcredit loans in compliance with instructions issued by the Superintendency of Finance, the Bank must maintain at all times individual provisions corresponding to minimum percentages which might differ if the loan has any collateral (up to seventy percent (70%) of the collateral value is considered, to cover the principal). There is no reference models issued for this type of loan.

Similar to the commercial and consumer portfolio, for mortgage and microcredit, the Bank has adopted a special policy of maintaining an additional provision, for loans pertaining to the credit risk categories C, D and E, regardless of the value of the collateral.

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

General Allowance

The Bank sets up a general provision corresponding to one per cent (1%) of the total value of mortgage and microcredit loans.

By virtue of applying the MRCO and MRC Reference Models during the years 2009 and 2008, current rules and regulations allowed for the general provision pertaining to consumer and commercial loans issued up to the moment said models were applied, to be assigned as part of the individual provisions that were initially required.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

The general provision, however, may be increased if approved by the general stockholders ’ meeting, and is updated on a monthly basis according to the increases or decreases in the loan portfolio.

In the case of companies belonging to Banagrícola and its subsidiaries, the instructions prior to External Circular 039 of 2007 were applied until the year 2008, that is to say, a general provision was set up corresponding to a minimum of one percent (1%) on the total amount of the gross loan portfolio,for the year 2009 a general provision was set up on housing and microcredit loans, this being a minimum of one percent (1%) on the total gross loan portfolio. In the case of retail and consumer loans their respective Reference Models were used since these include contra-cyclic components in their individual provisions.

 Charge-Offs

Biannually in June and December, the Bank writes off debtors classified as “unrecoverable”, based on the following criteria: (i) Provision of 100% of all amounts past due (capital, interest and other items); (ii) One hundred eighty (180) days past due for consumer and micro loans; (iii) Three hundred sixty (360) days past due for commercial loans and (iv) Fifty four months for mortgage loans.

The recovery of charged-off loans is accounted for as income in the Consolidated Statements of Operations.

Securitizations

The Parent Company has carried out certain mortgage securitizations based on that provided by Section 1 of Article 12 of Law 546 of 1999. The Parent Company proceeded to separate the total amount of underlying assets as a whole from its equity, as stipulated in Article 2 of Resolution 775 of 2001 issued by the Superintendency of Finance, by issuing A, B and C class debt securities to finance housing construction and purchases, Class "A" securities are sold to the Securitization Firm, and Classes B and C are purchased by the Parent Company and recorded under the Single Chart Code 198013 “Trust Rights – Investments” pursuant to instructions received from the Superintendency of Finance.  All expense incurred with regard to reclaiming the collateral are for the Parent Company, on the other hand, the Parent Company receives the remaining amount after paying the total amount of principal and interest accruing on said securities.

Portfolio securitizations and their underlying assets are withdrawn from the accounts at their net book value on the date these are negotiated. In the case of any difference arising between the book value of the assets thus transferred and the actual monies or other assets received, the corresponding gain or loss is recorded in books as applicable.

As of 2009, when External Circular 047 of 2009 was issued, assets subject to portfolio securitizations could be entered in books as firm transfers or disposals providing the following conditions were fulfilled:

•	Assets assigned to securitizations and transferred exclusively to securitization firms in order to set up Special-Purpose Vehicles (SPVs)

•
In the case securitizations carried out by securitization firms or directly by credit establishments, the disposal of the corresponding assets must be carried out by separating the equity value of the securitized assets and creating the corresponding SPV.

•	The disposal or transfer of securitized assets shall not be subject to any type of express or tacit cancellation clause or provision.

•	In transferring or disposing of these securitized assets, the total benefits and risks inherent or accruing from such assets must also have been totally transferred.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

•	Under no circumstance shall the Originator conserve discretionary rights to dispose of, control, limit, encumber, substitute, reacquire, or use the assets thus transferred or disposed of.

Also, this new regulation provided for all those cases where a positive residual is obtained; the Bank as beneficiary of these rights may record as an investment in books the corresponding portion of these residual rights, subject to the conditions defined for this purpose in the rules and regulations of the issue in question, with a balancing entry in the investment valuation income account.  This value must be updated at least every year, on the date on which the SPV was set up and in any case on the closing date of the fiscal period in question.  As a result, the Bank has recognized retained interest as held to maturity in the amount of COP 57,358 as of December 31, 2009.

Based on these new regulations, and since residual rights received were only reported as of 2009, such disclosures did not apply for prior years.

Restructured Loans

Loans are restructured when the Bank, because of economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider.

For the loans restructured as indicated above or using other restructuring methods which include the capitalization of interest recorded in memorandum accounts or balances written off, including capital, interest and other items, the amounts capitalized are recorded as deferred income in other liabilities and they are amortized in proportion to the amounts actually collected and the income recorded on a cash basis.

(j)	Derivatives

Derivatives

The Bank records the amount of agreements between two or more parties to purchase or sell assets at a future date, whose compliance or settlement is agreed upon more than two business days following the operation initiation date, in order to provide or obtain an economic hedging, in the terms defined by competent authorities.  Therefore, these agreements create reciprocal and unconditional rights and obligations. Derivatives are recorded as assets and liabilities by at fair value on net basis including derivatives which fair value is a liability. Operations are formalized by contract or letter of intent.  The Bank has contracts for forwards, for options, swaps and futures.

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

Forward Contracts

Up to December 31, 2008, forwards were appraised based on market interest rate spreads between the currencies involved in the transaction in question.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

As of January 1, 2009, forwards are appraised using the standardized methodology issued  by the Colombian Superintendency of Finance, using the quoted forward price points published by authorized pricing providers and/or authorized brokerage firms that encompass a major portion of market liquidity.

Swap Contracts

The fair value of swap contracts is determined using the discounted cash flow method at the interest rates applicable for each flow.  Interest rate curves are drawn up for each operation based on information sourced from Bloomberg and Infoval.

Valuation of Swaps

In 2008, the Colombian Superintendency of Finance issued external circulars 025, 030, 044 and 063 (the “ 2008 External Circulars ”) estabilishing new guidelines for the valuation of derivatives and structured products to be followed by entities under its supervision. External circular 025 amended chapter XVIII of the Circular Basica Contable y Financiera in accordance with the 2008 External Circulars, Bancolombia modified the methodology by which its values its portfolio of derivatives and structured products. As a result, in 2009 the Bank recorded a loss due to reduction in the carrying value of derivatives in the amount of COP 122,765.

Option Contracts

Options are appraised as stipulated by the Superintendency of Finance using the Black-Scholes/Merton method, which is the model commonly used on an international level.

Spot Transactions

These are operations that are recorded with a term for their respective clearance equal to the date on which the operation is recorded or up to three (3) business days beginning on the day after the operation was conducted.

Accounting treatment

The Parent Company and its subsidiaries record derivatives at their fair exchange value, regardless of whether this represents a gain or a loss, that is to say whether it is favorable or unfavorable for the Parent Company and its subsidiaries. Derivatives are therefore posted in the asset accounts, separating the value of the inherent right from the value of the obligation, except in the case of options, which are posted in one single account.

(k)	Foreclosed Assets

The Bank records the assets received in guarantee of credits unpaid using the following criteria:

•	The initial carrying value recorded is the value specified in the court award or the one agreed upon by the debtors.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

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

Provisions for Foreclosed Assets

The Superintendency of Finance requires a provision equal to 30% for real estate, 35% for other foreclosed assets of the carrying value of the asset at the time of receipt which must be made in proportional monthly installments within the first year following its receipt.  This provision will increase an additional 30% and 35%, respectively, in proportional monthly installments within the second year following receipt of the asset.  Once the legal term for sale has expired without authorization to extend, the provision must be 80% and 100%, respectively of the value upon receipt.  In case the term extension is granted, the remaining 20% and 0%, respectively of the provision may be constituted within said term.

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

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

Deferred Charges

•	Software is amortized over a maximum of three years.

•	Stationery is expensed when consumed.

•	The discount on the issuing of long-term debt is amortized over the term of the redemption of these same and on straight-line basis.

•	Contributions and affiliations are amortized over the period prepaid.

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

(u)	EstimatedLaborLiabilities

Estimated labor liabilities are recorded in books based on applicable legislation and current labor agreements. For years ended December 31, 2009 and  December 31, 2008,  the Parent Company and its Colombia- based financial subsidiaries, recorded a provision in their financial statements for a seniority bonus or an employee loyalty incentive based on calculated amounts  to be paid out to employees at the cut-off date should these remain with the Parent Company and its Colombia-based financial subsidiaries thereby complying with the requirements set in this regard.   Said amount shall be recorded on the income statements in equal aliquots over a maximum period of 3 years.

In 2009, the Parent Company and its subsidiaries Banca de Inversión S.A., Fiduciaria Bancolombia S.A., Leasing Bancolombia S.A., Factoring Bancolombia S.A. and Valores Bancolombia S.A., carried out an actuarial appraisal on a perpetuity basis in order to estimate the provision for Pension Bonuses. The entire amount was recorded in the income accounts for 2009.

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

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

Under Colombian GAAP to determine net income per share, the Bank uses the weighted average of Preferred and Common Shares outstanding during the accounting period. During the last two years ended on December 31, the Bank’s weighted average of Preferred and Common Shares outstanding was 787,827,003.

(z)	Insurance Reserves

Mathematical Reserves

Mathematical reserves on long - term individual life insurance are calculated based on mortality tables, technical interest and actuarial formulas for each type of insurance. In calculating these reserves the mean reserve and deferred premiums are deducted.

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

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

The pooling of interest method of accounting requires the aggregate of the stockholders ’ equity of the entities included in the business.

The Conavi and Corfinsura acquisition was accounted for using the pooling of interests method in accordance with the methodology suggested by the Superintendency of Finance.  The Sufinanciamiento, Comercia (now Factoring Bancolombia), Sutecnología and Banagrícola acquisition was accounted for using the purchase method under Colombian GAAP.

(ab) Reserve for Country Risk

Reserves for country risk are set up to cover the placement of funds abroad.  This risk is attributed to the place of domicile of the debtor or the party who is obliged to pay, from whom a return on the invested funds is to be obtained, except when the controlling company is jointly responsible and/or when the guarantor is domiciled in a country with an investment rating.

(ac) Reclassifications

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

The Colombian Superintendency of Finance defines limits on the amount of foreign-currency assets and liabilities. As of December 31, 2009 and 2008, the Bank was in compliance with these limits.

Substantially all foreign currency holdings are in U.S. Dollars. The consolidated foreign currency assets and liabilities, converted to US$, of the Bank at December 31, 2009and 2008 were as follows:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008

Assets:
Cash and due from banks	US$	853,373	US$	644,166
Overnight funds		215,111		216,416
Investment securities		1,086,060		778,977
Loans, net		4,835,742		5,458,269
Customers’ acceptances and derivatives		(258,251)		(291,705)
Accounts receivable		78,298		94,319
Property, Plant and equipment		70,958		73,337
Other assets		647, 983		763,870
Total foreign currency assets	US$	7, 529,274	US$	7,737,649

Liabilities:
Deposits		5,400,168		4,908,454
Bank acceptances outstanding		23,290		25,377
Borrowings from development and other domestic banks		104,431		294,107
Interbank borrowings		563,986		925,878
Other liabilities		912, 574		1,337,292
Total foreign currency liabilities		7, 004,449		7,491,108
Net foreign currency asset position	US$	524, 825	US$	246,541

At December 31,2009 and 2008, the Bank net foreign currencyconsolidatedasset position amounted to US$ 287,911 and US$ 165,873, respectively; which meet the legal requirements.

At December 31, 2009 and 2008, foreign currency of foreign subsidiaries represents 85.75% and 83.19%, respectively, of the consolidated assets in foreign currency and 81.67% and 78.65%, respectively, of the consolidated liabilities in foreign currency.

(4)	Cash and Due From Banks

The balances of cash and due from banks consisted of the following:

	2009		2008

Colombian peso denominated:
Cash	COP	2,119,221	COP	1,933,033
Due from the Colombian Central Bank		1,058,186		415,617
Due from domestic banks		51,042		63,843
Remittances of domestic negotiated checks in transit		11,160		13,305
Allowance for cash and due from banks		(531)		(116)
Total local currency		3,239,078		2,425,682

Foreign currency:
Cash		185,578		268,442
Due from the Colombian and El Salvador Central Bank		619,151		658,022
Due from foreign banks		857,259		449,868
Remittances of foreign negotiated checks in transit		82,526		68,978
Allowance for cash and due from banks		(23)		(65)
Total foreign currency		1,744,491		1,445,245

Total cash and due from banks	COP	4,983,569	COP	3,870,927

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

(5)	Investment Securities

Investment in trading securities consisted of the following:

	2009		2008

Trading Securities

Colombian peso denominated:
Colombian government	COP	2,569,359	COP	1,654,423
Colombian Central Bank		-		1
Government entities		27,306		165,944
Financial institutions		297,645		489,731
Corporate bonds		57,331		50,651
Equity securities		324, 717		305,606
Total local currency denominated		3, 276,35 8		2,666,356

Foreign currency denominated:
Colombian government		39,473		3,901
Foreign government		10,534		494
Financial institutions		16,435		19,815
Corporate bonds		19,736		604
Equity securities		6, 123		25,792
Total foreign currency denominated		92, 301		50,606
Total trading securities		3, 368,659		2,716,962
Allowance for trading securities		(9, 835)		(8,885)
Total trading securities, net	COP	3,358,824	COP	2,708,077

The foreign currency denominated securities issued or secured by the Colombian government are bonds denominated in U.S. Dollars, purchased at par value, with annual average interest rates of 3.94% and 5.41% for 2009 and 2008, respectively.

As of December 31, 2009 and 2008, the Bank had pledged investments  securities amounting to COP660,902andCOP 1,150,798, respectively as collateral to secure lines of credit at international banks, domestic development banks and other financialinstitutions.

In 2008, the Bank and its parent company Suramericana Group incorporate a fund (A. Fondo de Capital Privado Fondo Inmobiliario Colombia – the “Fund”) to invest in properties, mortgage and real estate asset backed securities in Colombia and attracts new investors. The Bank held approximately 45.02% and 63.65% of the quotes in the Fund as of 31 December 2009 and 2008, respectively.

The interest on the Fund was classified as available for sale and trading in 31 December 2009 and 2008, respectively. During 2009, the Bank reclassified the interest in the Fund from available for sale to trading. As a result, the Bank recognized a gain of COP 80,398.

The Bank sold COP 363,914,215 and COP 312,587,379 of investment securities during the years ended December 31, 2009 and 2008, respectively.

Investment available for sale securities consisted of the following:

Available for sale - Debt Securities	2009		2008

Colombian peso denominated:
Colombian government	COP	106,067	COP	484,037
Government entities		-		20,759

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Available for sale - Debt Securities	2009		2008
Financial institutions		823,104		661,618
Other		6, 483		15,531
Total local currency denominated		935, 654		1,181,945

Foreign currency denominated:
Colombian government		167,333		55,041
El Salvador Central Bank		190,744		26,537
Government entities		116,570		142,936
Foreign government		656,694		594,129
Financial institutions		23,310		-
Corporate bonds		79,932		-
Other		5,257		-
Total foreign currency denominated		1,239,840		818,643
Total Available for sale - Debt securities		2,175,494		2,000,588

Allowance for available for sale securities		(32,396)		(224)
Total available for sale securities, net	COP	2,143,098	COP	2,000,364

	Participation Percentage at December 31, 2009	2009		Participation Percentage at December31,2008	2008
Available for sale - equity securities

EPSA S.A. ESP	1.96%	COP	62,343	0.00%	COP	-
Todo Uno Services	47.72%		48,700	47.04%		53,449
Bolsa de Valores de Colombia	10.00%		31,018	10.00%		19,784
Sociedad Administradora de Fondos de Pensiones y de Cesantías Protección S.A.	23.44%		19,481	23.44%		19,481
Titularizadora Colombiana S.A.	21.25%		17,308	21.25%		17,308
Promotora La Alborada	3.33%		14,001	0.00%		-
Metrotel Redes	28.42%		10,568	28.42%		10,568
Concesiones Urbanas S.A.	33.33%		5,591	33.33%		8,450
Urbanización Chicó Oriental No. 2 Ltda.	86.45%		7,848	86.45%		7,848
Depósito Centralizado de Valores de Colombia Deceval S.A.	15.78%		4,738	15.78%		4,738
Cadenalco S.A. Titularización	3.33%		4,912	3.33%		4,555
Redeban Red Multicolor	20.36%		4,396	20.36%		4,396
VISA Inc (1)	0.00%		-	0.01%		4,377
Concesiones CCFC S.A.	25.50%		4,358	25.50%		4,358
Banco Latinoamericano de exportaciones BLADEX S.A.	0.27%		1,841	0.27%		2,813
Other			12,271			10,338
Total equity securities			249,374			172,463

Allowance for equity securities			(47,245)			(45,254)
Total equity securities, net		COP	202,129		COP	127,209

(1)
During 2007, Visa International Service Association, Visa U.S.A. Inc., Visa Europe Limited and Visa Canada Association, developed a restructuring program, in consequence, Visa International recognized economic rights to Bancolombia for COP 4,377. These securities were sold during 2009.

Dividends received from equity investments amounted to COP 24,045, COP 39,586 and COP 18,968 for the years ended December 31, 2009, 2008 and 2007, respectively.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

The following equity securities are impaired and the Bank has recognized the impairment amounts:

	2009			2008
	Category	Valuation		Category	Valuation
		Allowance			Allowance

Todo Uno Services	D	COP	28,503	A	COP	36,468
Urbanización Chicó Oriental No. 2 Ltda.	E		7,848	E		7,848
Urbanización Sierras del Chicó Ltda.	E		203	E		203
Industria Colombo Andina Inca S.A.	E		367	E		300
Sociedad Promotora Siderúrgica Colombiana E.U.	D		427	D		427
Promotora La Alborada	E		9,897			-
Others			-			7
		COP	47,245		COP	45,254

Investment in held to maturity securities consisted of the following:

	2009		2008
Held to Maturity Securities

Colombian peso denominated:
Colombian government	COP	507,848	COP	495,346
Government entities		827,314		422,427
Financial institutions		1,032,354		706,356
Corporate bonds		30, 238		27,494
Total Colombian-Peso denominated		2, 397,754		1,651,623

Foreign currency denominated:
El Salvador Central Bank		620,267		643,730
Government entities		1,247		1,581
Foreign government		82,807		93,157
Financial institutions		53,626		49,310
Other		67, 230		15,043
Total foreign currency denominated		825, 177		802,821
		3, 222,931		2,454,444
Allowance for Maturity securities		(12, 069)		(11,818)
Total Held to Maturity securities, net	COP	3,210,862	COP	2,442,626

The maturity and yield of securities issued by Colombian Government Peso-denominated, as of December 31, 2009, were as follow:

Maturity	Balance	Yield(1)
One year or less	1,209,203	2.83%
After one year through five years	1,918,198	4.57%
After five years through ten years	31,312	8.65%
After ten years	24, 561	7. 26%
Total	3, 183,274	3. 97%

(1) Calculated using internal return rate (IRR) as of December 31, 2009.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

(6)	Loans and Financial Leases

Loan portfolio and financial lease contracts were classified, in accordance with the provisions of the Superintendency of Finance, as follow:

  December 31, 2009

Classification	Mortgage		Commercial		Consumer		Small loan		Financial leases		Total
“A” Normal Risk	COP	3,179,350	COP	23,818,672	COP	5,987,880	COP	174,026	COP	5,020,700	COP	38,180,628
“B” Acceptable Risk		119,099		926,077		436,897		7,656		221,932		1,711,661
“C” Appreciable Risk		68,753		362,110		169,940		5,622		96,628		703,053
“D” Significant Risk		47,498		695,820		231,374		5,940		124,810		1,105,442
“E” Unrecoverable		54,724		209,236		62,524		8,775		5,931		341,190
Total loans and financial leases	COP	3,469,424	COP	26,011,915	COP	6,888,615	COP	202,019	COP	5,470,001	COP	42,041,974
  December 31, 2008

Classification	Mortgage		Commercial		Consumer		Small loan		Financial leases		Total
“A” Normal Risk	COP	3,146,863	COP	25,590,760	COP	6,799,419	COP	123,648	COP	4,989,406	COP	40,650,096
“B” Acceptable Risk		123,284		1,464,256		287,316		6,160		335,816		2,216,832
“C” Appreciable Risk		63,246		304,088		137,291		2,899		69,033		576,557
“D” Significant Risk		20,269		552,306		193,538		2,396		103,383		871,892
“E” Unrecoverable		37,664		157,321		115,085		8,019		9,104		327,193
Total loans and financial leases	COP	3,391,326	COP	28,068,731	COP	7,532,649	COP	143,122	COP	5,506,742	COP	44,642,570

Promissory notes documenting loans amounting to COP 1,329,570 and COP 1,919,046 at December 31, 2009 and 2008, respectively, have been duly endorsed to development banks, as required by applicable laws.

The following table represents a summary of restructured loans:

	2009		2008

Ordinary restructurings	COP	1,232,281	COP	736,391
Under law 550		67,403		79,980
Under law 617		124,167		133,007
Creditor agreement proceedings		54		1,959
Performance Agreement		-		918
Interest and other receivables items		17,613		16,224
Restructured loans		1,441,518		968,479
Allowances for loan losses		(575,017)		(370,049)
Restructured loans, net	COP	866,501	COP	598,430

(7)	Allowance for Loans, Financial Leases and Accrued Interest Losses

The following table sets forth an analysis of the activity in the allowance for loans and financial leases losses:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008		2007

Balance at beginning of year	COP	2,134,360	COP	1,457,151	COP	834,183
Balance at beginning of period (Banagrícola’s subsidiaries) (1)		-		-		147,357
Provision for loan losses		2,448,581		1,986,710		1,203,543
Charge-offs		(925,592)		(547,860)		(186,273)
Effect of difference in exchange rate		(39,008)		45,604		(25,441)
Reversals of provisions		(1,186,674)		(807,245)		(516,218)
Balance at end of year	COP	2,431,667	COP	2,134,360	COP	1,457,151
Ratio of charge-offs to average outstanding loans		2.10%		1.36%		0.60%

(1)	Includes allowance for loan losses of Banco Agrícola, Banco Agrícola (Panamá), Arrendadora Financiera, Credibac, Aseguradora Suiza Salvadoreña and Asesuisa Vida.

Recoveries of charged-offs loans are recorded separately in the consolidated statement of operations.

The following table sets forth the activity in the allowance for accrued interest losses:

	2009		2008		2007

Balance at beginning of year	COP	54,323	COP	33,303	COP	11,644
Provision		46,840		58,721		35,543
Charge-offs		(25,707)		(12,782)		(3,167)
Recoveries		(28,980)		(25,581)		(10,507)
Effect of difference in exchange rate		(539)		662		(210)
Balance at end of year	COP	45,937	COP	54,323	COP	33,303

(8)	Customers’ Acceptances and Derivatives

The Bank’s rights and commitments from derivatives operations were as follows:

	2009		2008

Customer Acceptances
Current	COP	47,302	COP	55,925
Overdue		308		1,010
Total		47,610		56,935

Derivatives
(Market value of derivatives instruments)

Spot Transactions, net
Foreign exchange rights contracts bought		57,122		971
Foreign exchange rights contracts sold		37,726		6,880
Investment securities rights sold (local currency)		264		-
Total rights		95,112		7,851

Foreign exchange commitments contracts bought		(56,970)		(974)
Foreign exchange commitments contracts sold		(37,774)		(6,795)
Investment securities commitments sold (local currency)		(260)		-
Total obligations		(95,004)		(7,769)
Total Spot Transactions, net		108		82

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008

Forward Contracts
Foreign exchange rights contracts bought		4,029,502		3,590,438
Foreign exchange rights contracts sold		4,832,754		4,465,948
Investment securities rights sold		-		10,820
Other rights		-		8,927
Total rights		8,862,256		8,076,133

Foreign exchange commitments contracts bought		(4,069,612)		(3,462,854)
Foreign exchange commitments contracts sold		(4,740,490)		(4,522,433)
Investment securities commitments sold		-		(13,045)
Total obligations		(8,810,102)		(7,998,332)
Total		52,154		77,801

Futures Contracts
Foreign exchange rights contracts bought		-		42,824
Foreign exchange rights contracts sold		-		12,729
Investment securities rights bought (local currency)		3,851		2,276
Investment securities rights sold (local currency)		-		5,654
Other rights		33,283		7,682
Total rights		37,134		71,165

Foreign exchange commitments contracts bought		-		(42,824)
Foreign exchange commitments contracts sold		-		(12,729)
Investment securities commitments bought (local currency)		(3,851)		(2,067)
Investment securities commitments sold (local currency)		-		(5,859)
Other commitments		(33,283)		(7,859)
Total obligations		(37,134)		(71,338)
Total Future Contracts		-		(173)

Swaps
Foreign exchange right contracts		5,199,411		4,465,747
Interest rate rights contracts		189,385		422,005
Foreign exchange commitments contracts		(5,117,805)		(4,338,883)
Interest rate commitments contracts		(161, 199)		(399,395)
Total Swaps		109, 792		149,474

Options
Foreign exchange call options		6,064		7,070
Foreign exchange put options		(6,112)		(8,210)
Caps		(4, 249)		(10,521)
Total Options		(4, 297)		(11,661)

Total customer acceptances and derivatives	COP	205,367	COP	272,458

	Purchase		Sale
	Yield	Maturity	Yield	Maturity

Financial instruments	4.80%	3 days	4.45%	3 days
Foreign currency	6.57%	39 days	1.39%	46 days

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

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

The rates and maturities indicated for forward contracts are the same as the futures contracts.

(9)	Accounts Receivable

Accounts receivable consisted of the following:

	2009(1)		2008(1)

Credit card compensation	COP	312,638	COP	258,945
Advances to contractors and fees		238,191		241,068
Insurance premium receivables		51,210		55,538
Commissions		50,737		51,064
Other accrued interest receivable		27,899		24,384
Commitment seller		27,717		33,282
Services and properties sells		24,848		39,140
Capitalization Advance sociedad Inversiones Inmobiliarias Arauco Alameda. S.A		20,657		-
Deposit security receivable (“Fogafin”)		16,177		32,323
Treasury operations pending of paid by the customers		13,615		21,878
Other credit card receivable		8,031		7,264
Accounts receivables in branches		6,869		4,730
Employee advances		6,546		6,803
Sierras del Chicó y Chicó Oriental		4,701		4,584
International operations		3,986		26,801
Securitization - Insurance		3,705		2,027
Dividends		2,101		9,084
Overnight funds sold		128		194
Taxes		10		19,638
Other receivables		59,738		46,388
Total accounts receivable		879,504		885,135
Allowance for accounts receivable losses		(72,619)		(56,318)
Accounts receivable, net	COP	806,885	COP	828,817

(1) Includes all accounts receivable except those originated for interest loans.

The changes in allowance for accounts receivable are as follows:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008		2007

Balance at beginning of year	COP	56,318	COP	34,404	COP	22,215
Balance at beginning of period (Banagrícola’s subsidiaries) (1)		-		-		2,787
Provision for uncollectible amounts		86,165		68,997		28,536
Charge-offs		(29,456)		(16,481)		(7,052)
Effect of difference in exchange rate		(910)		1,247		(459)
Reversal of provision and recoveries		(39,498)		(31,849)		(11,623)
Balance at end of year	COP	72,619	COP	56,318	COP	34,404

(1) Includes allowance for accounts receivable losses of Banco Agrícola, Aseguradora Suiza Salvadoreña and Asesuisa Vida.

(10)	Property, Plant and Equipment

At December 31, 2009 and 2008 Property, Plant and equipment consisted of the following:

	2009		2008

Property, Plant and Equipment
Land	COP	129,170	COP	152,688
Buildings		689,723		816,547
Furniture, equipment and fixtures		257,958		274,692
Computer equipment		483,321		503,426
Vehicles		10,461		9,773
Construction in progress		30,791		6,604
Equipment in - transit		138, 757		180,435
Total		1,740,181		1,944,165
Less accumulated depreciation		(743,595)		(768,592)
Allowance		(4, 545)		(4,456)
Property, Plant and equipment, net	COP	992, 041	COP	1,171,117

Property, Plant and equipment depreciation expense for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, amounted to COP 114,844, COP 98,301 and COP 104,442, respectively.

(11)	Operating Leases

Operating leases where the Bank or any of its subsidiaries act as lessors consisted of the following:

	2009		2008

Operating Leases
Machinery and equipment	COP	67,100	COP	32,721
Vehicles		592,761		571,669
Furniture, equipment and fixtures		17,159		17,947
Computer equipment		212,468		150,800
Real estate		197, 414		126,007
Total		1,086,901		899,144
Rents		24,519		22,746
Less accumulated depreciation		(257,999)		(189,161)
Allowance		(10, 368)		(6,467)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008
Operating Leases, net	COP	843,054	COP	726,262

Operating lease depreciation expense for the years ended December 31, 2009, 2008 and 2007, amounted to COP 70,183, COP 42,832 and COP18,393 , respectively.

(12)	Prepaid Expenses and Deferred Charges, net

At December 31, 2009 and 2008 prepaid expenses and deferred charges, net consisted of the following:

	2009		2008
Prepaid expenses:
Insurance premiums	COP	8,890	COP	11,565
Software licenses		8,504		8,887
Other		2,413		1,554
Total prepaid expenses		19,807		22,007

Deferred charges:
Studies and projects		2,084		7,391
Computer programs		60,046		38,761
Leasehold improvements		2,246		5,427
Stationery and supplies		1,743		1,852
Discounts on securities sale		10,169		11,544
INNOVA technology project		80,390		9,102
Banagrícola acquisition costs		6,138		20,751
Rights over Exito credit Card		-		6,880
Commisions		1,984		5,663
Other		1,204		3,503
Total deferred charges	COP	166,004	COP	110,874
Total prepaid expenses and deferred charges	COP	185,811	COP	132,881

(13)	Other Assets

At December 31, 2009 and 2008 other assets consisted of the following:

	2009		2008

Other assets:
Value added tax deductible and withholding taxes	COP	46,540	COP	46,294
Investment in Trust		2,773		6,090
Deposits		172,714		162,174
Assets to place in lease contracts		650,010		831,633
Inventory		1,826		1,841
Consortiums		10,057		10,659
Other		38,345		35,159
Total other assets	COP	922,265	COP	1,093,850

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

(14)	Goodwill

The movements in goodwill are as follows:

	2009		2008		2007

Balance at beginning of year	COP	1,008,639	COP	977,095	COP	40,164
Additions derived from the acquisition of Banagrícola by Bancolombia Panamá		279		1,786		881,434
Reclassifications		-		(1,325)		-
Other Additions (1)		1,996		3,329		132,154
Amortization		(69,231)		(73,009)		(70,411)
Effect of change in exchange rate		(85,959)		100,763		(6,246)
Balance at end of year	COP	855,724	COP	1,008,639	COP	977,095

(1)
Other Additions as of December 31,2007, corresponds to: a) The balance at beginning of year of the goodwill derived from the acquisition of  Inversiones Financieras Banco Agricola (IFBA) and Banco Agricola by Banagricola  and the goodwill derived from the acquisition of  Banco Agricola by  Inversiones Financieras Banco Agricola in the total amount of COP 74,521; b) the additions to the goodwill derived from the acquisition of  IFBA and Banco Agricola by Banagricola in the amount of COP 30,052 and the additions to the goodwill derived from the acquisition of  Banco Agricola by IFBA  in the amount of COP 24,436 during the year 2007 and c) the goodwill derived from the acquisition of Sutecnologia by Leasing Bancolombia   in the amount of COP 3,145.

Other Additions as of December 31, 2008, corresponds to:  a) the additions to the goodwill derived from the acquisition of IFBA, Banco Agricola and Aseguradora Suiza Salvadoreña by Banagricola in the amount of COP 704; the additions to the goodwill derived from the acquisition of Banco Agricola by IFBA in the amount of COP 2,401 and the additions to the goodwill derived from the acquisition of Capital Investment SAFI by Renting Peru in the amount of COP 224 during the year 2008.
Other Additions as of December 31, 2009, corresponds to:  a) the additions to the goodwill derived from the acquisition of IFBA by Banagricola in the amount of COP 1,566 and  the additions to the goodwill derived from the acquisition of  Banco Agricola by IFBA  in the amount of COP 430 during the year 2009.

Goodwill derived from acquisition of Banagrícola S.A. by segments was as follows:

Segments	Goodwill		Goodwill Pending to Amortize

Corporate	COP	197,669	COP	169,767
Retail		573,419		492,477
Mortgage		119,314		102,472
Insurance		27,491		23,614
Pensions		32,371		27,805
	COP	950,264	COP	816,135

At December 31, 2009, Goodwill derived from acquisition of Banagricola S.A. was tested for imparment comparing the book value of COP 928,650 with the fair value of COP 2,365,174 using discounted cash flow methodology. As a result, the Bank concluded that there was no impairment of goodwill.

(15)	Foreclosed Assets

Foreclosed assets consisted of the following:

	2009		2008

Equity securities	COP	56,104	COP	54,573
Real estate		167,340		143,181

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008
Machinery and Equipment		5,481		372
Vehicles		9,875		2,879
Other assets		12,176		3,475
Total		250,976		204,480
Allowance		(170,308)		(179,827)
Total foreclosed assets, net	COP	80,668	COP	24,653

The following is a summary of equity securities classified as foreclosed assets:

	2009		2008

Chicó Oriental Número 2 Ltda.	COP	14,202	COP	14,202
Urbanización Sierras del Chicó Ltda.		11,703		11,703
Procampo trust		7,044		7,044
Enka de Colombia (1)		-		3,366
Lote2C Chisa trust (1)		-		4,624
Pizano S.A.		3,663		3,663
Convertible Securities Pizano S.A.		3,221		3,221
Fibra Tolima trust		1,572		1,572
Calima Resort trust		1,485		1,485
BIMA trust		675		675
Clinica Shaio trust		456		456
Líneas Agromar trust		209		209
Mercantil Nilo y San Miguel trust (2)		7,564		-
Cesión Cartera Promotora Selecta (2)		1,004		-
Acciones Promotora La Alborada (2)		436		-
Other		2,870		2,353
Total	COP	56,104	COP	54,573

(1)	Sold in 2009
(2)	Received in 2009

The changes in allowance for foreclosed assets are as follows:

	2009		2008		2007

Balance at beginning of year	COP	179,827	COP	201,822	COP	174,393
Balance at beginning of year 2007 (Aseguradora Suiza, Banco Agrícola)		-		-		70,612
Provision		36,521		19,725		35,298
Charge-offs		-		(128)		(23,866)
Recovery of provisions		(39,451)		(48,717)		(52,995)
Reclassifications		26		133		5,244
Effect of changes in exchange rates		(6,615)		6,992		(6,864)
Balance at the end of year	COP	170,308	COP	179,827	COP	201,822

In 2009, the sale of Promotora La Alborada, carried out in 2008, was reversed given the buyer’s failure to comply with the terms and conditions of the corresponding agreement.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

(16)	Reappraisal of Assets

The following table describes reappraisals of assets:

	2009		2008

Asset revaluations, net	COP	736,366	COP	612,683
Less: proportional equity revaluations (1)		(116,052)		(116,194)
Less: minority interests		(37,936)		(47,978)
Total equity revaluations	COP	582,378	COP	448,511

(1)
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

(17)	Interbank Borrowings

Interbank borrowings, primarily denominated in U.S. Dollars, at December 31, are summarized as follows:

	2009		2008
Foreign banks
Short-term	COP	320,378	COP	489,897
Long-term		832,540		1,587,394
Total	COP	1,152,918	COP	2,077,291

For the purposes of this classification, short-term interbank borrowings, obtained from other banks for liquidity purposes, are unsecured and generally have maturities ranging from 90 to 180 days.

As of December 31, 2009 and 2008, interest rates on U.S. dollar denominated short-term borrowings from foreign banks averaged 1.04% and 4.71%, respectively.

For long-term interbank borrowings, the average interest rate was 2.81% and 4.43% in 2009 and 2008, respectively.

Maturities of interbank borrowings for the end of the year 2009 were as follows:

	2009

2015 and thereafter	COP	60,541
2014		57,086
2013		186,177
2012		14,225
2011		121,577
2010		713,312
		1,152,918

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

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

As of December 31, 2009 and 2008, borrowings from domestic development banks received from certain Colombian Goverment Agencies consisted of the following:

	2009		2008

Banco de Comercio Exterior de Colombia (“Bancoldex”)	COP	1,053,562	COP	1,424,287
Fondo para el Financiamiento del Sector Agropecuario (“Finagro”)		729,495		821,490
Findeter		1,007,250		1,112,559
Other		95,925		512,298
Total	COP	2,886,232	COP	3,870,634

Interest rates on borrowings from development and other domestic banks averaged 8.5% and 11.0% in 2009 and 2008, respectively, in local currency 1.9% and 2.0% in 2009 and 2008, respectively, in foreign currency. Maturities at December 31, 2009 were as follows:

2015 and thereafter	COP	685,323
2014		395,211
2013		515,968
2012		523,363
2011		373,872
2010		392,495
Total	COP	2,886,232

(19)	Other Liabilities

Other liabilities consisted of the following:

	2009		2008

Unearned income (1)	COP	36,144	COP	40,086
Accrued severance Law 50, net of advances		26,774		22,044
Accrued severance pre-Law 50, net of advances to employees of COP 13,934 and COP 11,775, in 2009 and 2008, respectively		16,572		14,980
Accrued payroll and other severance benefits		101,989		90,517
Accrued pension obligations net of deferred cost		112,595		111,759
Negative goodwill		327		758
Deferred interest on restructured loans		59,546		37,026
Deferred tax liability		114,071		120,327
Advances		77,463		47,232
Insurance reserves		80,876		82,903

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008
Deferred profit on sales of assets		3,290		5,869
Deferred paid standby letters		1,258		310
Other		34,988		15,690
Total	COP	665,893	COP	589,501

(1)	Unearned income fundamentally consists of prepayments of interest by customers.

In accordance with the Colombian Labor Code, employers must pay retirement pensions to employees who fulfill certain requirements as to age and time of service. However, the Social Security Institute and other private funds have assumed the pension obligation for the majority of the Bank’s employees.

Pension obligation

The following is an analysis of the Bank’s pension obligations:

	Projected
	pension
	liability		Deferred cost	Net

Balance at December 31, 2009	COP	112,595	-	COP	112,595

Adjustment per actuarial valuation		11,883	(11,883)		-
Benefits paid		(11,047)	-		(11,047)
Pension expense		-	11,883		11,883

Balance at December 31, 2008		111,759	-		111,759

Adjustment per actuarial valuation		12,261	(12,261)		-
Benefits paid		(11,171)	-		(11,171)
Pension expense		-	12,261		12,261

Balance at December 31, 2007	COP	110,669	-	COP	110,669

In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations. The significant assumptions used in the actuarial calculations were the following:

	2009	2008	2007

Discount rate	4.80%	12.43%	14.05%
Future pension increases	6.48%	7.63%	8.83%

(20)	Long-Term Debt

Companies are authorized by the Superintendency of Finance to issue or place ordinary bonds or general collateral bonds.

The scheduled maturities of long term-debt at December 31, 2009 are as follows:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

2015 and thereafter	COP	1,744,892
2014		218,107
2013		453,239
2012		285,948
2011		750,330
2010		721,106
Total	COP	4,173,622

Long-term debt consists of bonds issued by Bancolombia S.A. (unconsolidated), Banco Agrícola S.A., Leasing Bancolombia S.A., Sufinanciamiento S.A. and by Renting Colombia S.A

During 2008, Bancolombia S.A. successfully completed the issuance and offering of Bancolombia Ordinary Notes for an aggregate principal amount of COP 600,000. This issuance and offering is the second of multiple and successive issuances of global Bancolombia Ordinary Notes which are limited to an aggregate principal amount of COP 1,500,000.

During 2009, Bancolombia S.A. successfully completed the issuance and offering of Bancolombia Ordinary Notes for an aggregate principal amount of COP 900,000. The issuance of global Bancolombia Ordinary Notes are limited to an aggregate principal amount of COP 1,000,000.

(21)	Accrued Expenses

Accrued expenses consisted of the following:

	2009		2008

Income tax payable	COP	40,899	COP	45,367
Fines and sanctions (1)		53,336		53,641
Labor obligations		67,997		71,933
FICAFE contingency (2)		52,811		58,973
Accrued expenses Almacenes Éxito		1,178		4,871
Membership Program		3,284		1,746
Other		19,895		18,652
Total	COP	239,400	COP	255,183

(1)	See Note 26(d).
(2)
As a result of Banagrícola’s acquisition, the Bank since the year ended December 31, 2007, has established an allowance available to absorb probable losses inherent in the FICAFE investment, booked through its subsidiary, Banco Agrícola S.A. FICAFE investment consists of fiduciary’s certificates, issued by the Foundation of Enviromental Preservation of Coffee-Producing Lands established by the Salvadorian government.

Income tax

a.The basis for determining income tax may not be lower than 3% of the taxpayer’s net worth or equity on the last day of the immediately preceding fiscal year.

b.Sporadic earnings are separated from ordinary income and these are taxed at the previously mentioned rates.  Sporadic earnings include those obtained from divesting fixed assets held for two years or more as well as liquidating companies also held for more than two years.

c.Income in Colombia is taxed at the following rates:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	Income tax rate - 2009 onwards	Income tax rate - 2008	Income tax rate - 2007

Company

Companies governed by tax stability agreements:
Bancolombia, Leasing Bancolombia, Banca de Inversión, Fiduciaria Bancolombia	35%	35%	36%
Subsidiaries not governed by tax stability agreements	33%	33%	34%

The tax effect for all those companies governed by tax stability agreements consists of being entitled until the year 2010, inclusive, to an exemption with regard to any new national taxes or rates that should apply to these, pursuant to Article 240 - 1 of the Colombian Tax Statute (which was repealed by Article 134 of Law 633 passed December 20, 2000). For this reason, in 2009 and 2008, the Parent Company as well as all of its subsidiaries who had entered into tax stability agreements did not pay any financial transaction tax, wealth tax or income surtax.

d.In the case of companies domiciled in Panama and belonging to the Bancolombia Group (Bancolombia Panama and Subsidiaries, Banagrícola and Banco Agrícola Panama) income tax is governed by the Panamanian Tax Code. Profits obtained by the aforementioned companies are not subject to income tax in Panama.

e.Subsidiaries that were incorporated in El Salvador pay income tax on revenues obtained within the country, according to the Income Tax Law of El Salvador, contained in Legislative Decree No. Nº134 issued December 18, 1991, which came into full force and effect as of January 1, 1992. The income tax rate in El Salvador is 25%.

f.The subsidiary Bancolombia Puerto Rico, according to the law governing the International Banking Center is 100% exempt from income, property and municipal taxes, providing its income is obtained from international banking activities, pursuant to said law.

g.The Parent Company has no plans in the short term to bring into Colombia all those accumulated profits, nor reserves obtained through its foreign subsidiaries, Bancolombia Panamá and Bancolombia Puerto Rico, and which were duly recorded in its consolidated financial statements. At December 2009, said profits totaled COP 544,348 and should these be brought into Colombia, these would be subject to income tax calculated at the rate applicable for this same year.

The following is a reconciliation of taxable income before income taxes:

	2009		2008		2007

Income before income taxes	COP	1,718,864	COP	1,764,699	COP	1,448,806
Adjustments for consolidation purposes, net		450,451		412,456		653,554
Difference between net operating loss carry-forwards and presumed income		38,882		9,874		91,947
Non-deductible provisions, costs and expenses		145,111		195,190		236,274
Non-taxable or exempt income		(854,344)		(744,589)		(1,064,598)
Difference between monetary correction for tax purposes and for financial reporting purposes		-		-		-
Excess of accrued income over valuation income		(90,726)		(78,648)		(23,142)
Amortization of excess of presumed income over ordinary income and amortization of net operating loss carry- forwards		(46,703)		(15,433)		(65,391)
Difference between profit on sale of assets for tax purposes and for financial reporting purposes		(3,729)		(29,847)		154

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008		2007
Valuation derivatives effect		74,120		(86,314)		(35,380)
Special tax deduction for Investment in Real Productive Assets		(104,440)		(203,272)		(177,036)
Other		(38)		(10,866)		(57,513)

Taxable income	COP	1,327,447	COP	1,213,250	COP	1,007,674
Statutory tax rate		34.63%		34.32%		33.58%
Estimated current income tax	COP	459,732	COP	416,381	COP	338,364
Deferred income tax expense (benefit)		2,281		57,675		23,519
Total	COP	462,013	COP	474,056	COP	361,883

Income taxes for the years ended December 31, 2009 and 2008 are subject to review by the tax authorities.  The Bank management and its legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review.

The following tables present the estimated amortizations of losses that can be recorded and the excess of presumed income over ordinary income and the fiscal years they expired:

	Fiduciaria GBC		Renting Perú		Inversiones IVL		Inversiones CFNS		RC Rent A Car		Renting Colombia		Todo Uno Colombia		Total
With no maximum expiry date	COP	-	COP	-	COP	-	COP	-	COP	1,281	COP	108,399	COP	-	COP	109,680
2014		-		-		-		27		-		-		-		27
2013		930		-		-		-		-		-		-		930
2012		469		1,175		-		-		-		-		99		1,743
2011		-		692		6		-		-		-		22		720
	COP	1,399	COP	1,867	COP	6	COP	27	COP	1,281	COP	108,399	COP	121	COP	113,100

Excess of presumed income over ordinary income
	Factoring		Inversiones CFNS		RC Rent a Car		Renting Colombia		Inmobiliaria Bancol		Total
With no maximumexpiry date	COP	26,955	COP	39	COP	-	COP	4,991	COP	-	COP	31,985
2013		938		112		44		4,477		-		5,571
2012		578		-		-		1,742		-		2,320
2011		-		-		-		2,953		76		3,029
2010		-		-		-		2,611		8		2,619
	COP	28,471	COP	151	COP	44	COP	16,774	COP	84	COP	45,524

(22)	Subscribed and Paid-in Capital

Subscribed and paid-in capital consisted of the following:

	2009	2008	2007

Authorized shares	1,000,000,000	1,000,000,000	1,000,000,000
Issued and outstanding:
Common shares with a nominal value of COP 500 (in pesos)	509,704,584	509,704,584	509,704,584
Preference shares with a nominal value of COP 500 (in pesos)	278,122,419	278,122,419	278,122,419

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Pursuant to Colombian law, capital adequacy for banks is required to be not less than 9% of their total credit risk weighted assets and credit contingencies. Under Decree 1720 of 2001, the calculation of capital adequacy must incorporate market risk in addition to the credit risk. This risk for capital adequacy requirement was covered 100% in 2009 and 2008. Calculations are made each month on an unconsolidated basis and in June and December on consolidated accounts which include the Bank’s financial Subsidiaries in Colombia and abroad.

As of December 31, 2009 and 2008 the Bank’s capital adequacy ratio consolidated was 13.23% and 11.24%, respectively.

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

Appropriated retained earnings consist of the following:

	2009		2008		2007

Legal reserve (1)	COP	2,993,074	COP	2,172,068	COP	1,172,799
Additional paid-in capital		1,165,617		1,165,617		1,165,617
Other reserves		538,664		637,336		1,021,188
Total	COP	4,697,355	COP	3,975,021	COP	3,359,604

(1) Includes legal reserve and net income from previous years.

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

Any increase in these reserves gives rise to a debit to the appropriated retained earnings account – profits from prior years and a credit in the restricted equity account – profits from prior years.  Drops in the reserves cause a reverse effect in the books.

(24)	Dividends Declared

The dividends are declared and paid to stockholders based on the adjusted  net income from previous year. The dividends were paid as indicated below:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2010		2009		2008
Preceding year’s unconsolidated earnings	COP	1,000,157	COP	1,043,669	COP	804,261

Dividends in cash (in Colombian pesos)	COP 636.80 per share payable in four quarterly installments of COP 159.20 per share from April 2010 on 509,704,584 and 278,122,419 common and preferred shares, respectively		COP 624 per share payable in four quarterly installments of COP 156 per share from April 2009 on 509,704,584 and 278,122,419 common and preferred shares, respectively		COP 568 per share payable in four quarterly installments of COP 142 per share from April 2008 on 509,704,584 and 278,122,419 common and preferred shares, respectively
Total dividends declared	COP	501,688	COP	491,604	COP	447,486
Dividends payable at December 31 (1)			COP	131,370	COP	119,701

(1)	The amount of the dividends payable at December 31, is recorded as accounts payable in the Consolidated Balance Sheets.

(25)	Memorandum Accounts

Memorandum accounts were composed of the following:

	2009		2008

Trust:
Investment trusts	COP	55,153,404	COP	42,676,646

Commitments:
Unused credit card limits	COP	6,797,251	COP	5,724,199
Civil demands against the Bank		794,704		782,444
Issued and confirmed letters of credit		1,604,101		1,890,574
Uncommitted lines of credit		1,030,437		628,066
Bank guarantees		1,490,823		1,634,057
Approved credits not disbursed		1,417,015		1,382,560
Nation account payable (546 law)		28,316		28,914
Insurance(1)		40,966,278		-
Other		1,549,213		942,686
Total	COP	110,831,542	COP	55,690,146

Other memorandum accounts:

	2009		2008

Memorandum accounts receivable:
Tax value of assets	COP	49,342,301	COP	41,397,910
Assets and securities given in custody		6,944,344		4,940,276
Assets and securities given as a collateral		2,731,855		2,602,771
Trading investments in debt securities		2,696,095		2,002,743
Written-off assets		2,748,818		1,999,111
Quotas of leasing to receive		7,172,198		7,423,863
Investments held to maturity		2,412,718		1,638,282
Adjustments for inflation of assets		106,916		127,934

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008

Accounts to receive yields negotiable investments in debt titles		1,141,423		241,556
Investments available for the sale in debt titles		1,346,180		1,256,763
Remittances sent for collection		330,572		50,919
Amortized debt securities investment		1,109,789		1,009,394
Other memorandum account receivable		8,168,301		6,897,263
Total	COP	86,251,510	COP	71,588,785

Memorandum accounts payable:
Assets and securities received as collateral	COP	32,829,483	COP	29,553,409
Qualification commercial loans		26,273,526		28,494,632
Assets and securities received in custody		6,185,906		5,395,677
Tax value of stockholders’ equity		7,375,394		6,308,371
Qualification consumer loans		6,866,180		7,513,317
Adjustment for inflation of equity		889,995		891,452
Qualification small loans		204,582		145,518
Qualification financial leasing		5,527,947		5,583,028
Qualification operating leasing		853,421		732,768
Qualification mortgage loans		3,415,019		3,324,627
Other memorandum account payable		17,002,891		3,949,803
Total	COP	107,424,344	COP	91,892,602
Total memorandum accounts	COP	304,507,396	COP	219,171,533

(1)	During 2008, the Insurance Memorandum Accounts amounted to COP 42,836,444

(26)	Commitments and Contingencies

For the years ended December 31, 2009 and 2008, the Bank registered allowances for probable contingencies of COP 53,336 and COP 53,641, respectively. The detail of the contingencies was as follows:

The  Parent Company

a)	Contingencies Covered by FOGAFIN:

During the privatization process of Banco de Colombia (which merged with and into the Bank in 1998), completed on January 31, 1994, Fogafin made a commitment to assume the cost of contingent liabilities resulting from events that occurred before the date when the stock was sold, which should be claimed within the five (5) subsequent years.  Fogafin’s guarantee covers eighty percent (80%) of the first COP  10,000, not considering allowances, and thereafter, one hundred percent (100%), all annually adjusted according to the consumer price index.

At December 31, 2009 and 2008, the civil contingencies covered by the guarantee amounted to approximately COP 173 and COP 266, respectively, with allowances at the same dates amounting to COP 173 and COP 166.

b)	Legal Processes

At December 31, 2009 and 2008, other than the litigation discussed under (a) above, there were labor-related claims against the Bank amounting to approximately COP 15,475 and COP 17,168, respectively (the final result of such litigations is not predictable due to the nature of the obligations). The allowances for contingencies on those dates amounted to COP 8,068 and COP 8,932, respectively.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

At December 31, 2009 and 2008, there were ordinary civil lawsuits, group actions, and civil actions within criminal and executive proceedings against the Bank with total claims for approximately COP  664,772 and COP 611,003, respectively and with allowances on the same dates of COP 31,219 and COP 31,917, respectively.

Allowances are recorded based on the likelihood of the losses and when proceedings are ruled in the first instance against the Bank or based on the opinion of management the proceedings are not likely to result in an unfavorable ruling.

Contingencies against the Bank greater to COP  5,000, as of December 31, 2009, are:

Process	Initial		Actual		Allowance	Likelihood

Civil Lawsuit from Jaime Gilinski and Others	COP	357,000	COP	357,000	-	Remote
Lawsuit filed by executive belonging to SWAIN FINANCE CO and other plaintiffs against Defensoría del Pueblo (Public Ombudsman’s) Office) and Bancolombia		47,000		47,000	-	Remote
Popular action suit filed by Maria del Rosario Escobar Girona against the Defensoría del Pueblo (Public Ombudsman’s Office) and Bancolombia.		42,125		42,125	-	Remote
Inversiones C.B. S.A.		12,468		40,806	-	Remote
Almacenar S.A.		30,901		30,901	20,000	Probable
Carlos Julio Aguilar and others		25,232		30,210	-	Possible
Editorial Oveja Negra Ltda. and Jose Vicente Katarain Vélez		10,240		9,635	-	Remote
Invico Ltda, Dalia Bibliowicz Kaplan, Bella Bibliowicz Kaplan y Anniel Admiran Bibliowoicz		5,000		6,601	3,500	Probable
Ordinary process Ramón Orlando Pardo Osorio and Océano Films OP Ltda. US 3000000		5,402		6,820	-	Remote
Ordinary process Gloria Amparo Zuluaga Arcila		1,400		5,784	-	Remote

Inversiones C.B. S.A.

In 1997, Conavi granted a loan of COP  6,000 to Inversiones C.B S.A. for the purpose of building a real estate project. This loan was scheduled to be paid out to the borrower in periodic installments based on the progress of said project, this among other terms and conditions.

Given the fact that construction work grounded to a halt and the builder fell into arrears, Conavi suspended the payment of the loan, which in the opinion of the plaintiffs gave rise to consequential damages.  The claim filed by the plaintiffs states that the Bank must pay Inversiones C.B S.A. certain sums of money including loss of profits and corresponding interest, the opportunity cost of capital, the value of the project's liabilities as well as monetary correction.

This contingency is considered to be quite remote, since the Parent Company paid out the loan according to the terms and conditions agreed upon, and the plaintiffs were at fault in assigning the funds together with other external causes such as the project's lack of feasibility and the crisis prevailing within the construction sector, all of which contributed to the failure of the project in question.

Sale of Almacenar

In December 2006, the Bank’s subsidiary Almacenes Generales de Deposito Almacenar S.A. was spun off to create two additional companies, Inversiones IVL S.A. and LAB Investment Logistics S.A. Subsequently in 2007, the Parent Company sold its shares in LAB Investment Logistics S.A. and Almacenar S.A., pledging to cover any contingencies caused before the date on which these were sold, and which would only become apparent after the transaction was completed. In particular, the Parent Company undertook to cover any losses incurred by Almacenar as a result of a fire that broke out in May 2005 in its warehouse located in the Salomia district in  Cali.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

The proceedings initiated by Seguros Comerciales Bolívar S.A., in representation of Cadbury Adams are still pending, in which a total of COP 30,901 is being claimed. However, the claimed compensation for merchandise based on selling prices or the loss of profits are not the responsibility of the depository.  For this contingency, the Parent Company shall have at its disposal the COP  11,467 that remains from the compensation payable on the part of Suramericana de Seguros as well as a provision of COP 20,000. These proceedings are currently being heard by Civil Court No. 22 of the Circuit of Bogota and is pending a ruling on the evidence given.

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

Should the Parent Company be ordered to transfer said rights, the Fund must recognize, based on the existing contract between the parties “…the value of said ownership interest as recorded in the books of the Parent Company at December 31, 1993, together with all applicable adjustments for inflation as provided for by law and that should accrue up to the moment these are transferred to the Fund..…” Furthermore, the Parent Company is claiming the payment of all those expenses incurred while said assets were held.

Given the fact that in the event of an unfavorable ruling, this would imply having to sell the asset, it was not considered necessary to set up a provision for such contingency.

With regard to the case placed before the Arbitration and Conciliation Center attached to the Chamber of Commerce of Bogota, evidence has been heard and currently the expert opinion given is being contested.

c)	Contingencies Related to the Purchase of 51% of Former Banco de Colombia S.A. (“Banco de Colombia”) Stock and Later Merger with Banco Industrial Colombiano (“BIC”, now Bancolombia)

The Gilinski Case

Criminal Investigation related to fraud, unauthorized transactions with stockholders and improper use of public resources

On December 26, 2003, the Special Unit of the Attorney General’s Office for Crime Against Public Administration delivered an order (a “preclusion order”) barring the criminal investigation for the alleged crimes of fraud, unauthorized operations with stockholders and improper use of public resources against Jorge Londoño Saldarriaga and Federico Ochoa Barrera, President and Vice-President of Bancolombia, respectively, which investigation was initiated as a result of an accusation filed by the Gilinski family in connection with the events that occurred during the acquisition by Bancolombia (formerly Banco Industrial Colombiano S.A.) of Banco de Colombia S.A. and their subsequent merger (the "Merger").  This decision was upheld in the second instance by the Attorney General’s Delegated Unit before the Supreme Court of Justice on July 8, 2004.

The Attorney General’s Office established that the alleged crimes of fraud, unauthorized operations with stockholders and improper use of public funds had not been committed and, as a result, the Bank was completely exonerated from the claims for damages filed by the plaintiffs.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

In 2005, before the Constitutional Court Messrs. Jaime and Isaac Gilinski filed an action for the protection of rights against the Attorney General’s Office, the Attorney General’s Delegated Unit before the Supreme Court of Justice (Fiscal Delegado ante la Corte Suprema de Justicia) and the National Unit of the Attorney General’s Office Specialized in Crimes against Public Administration, in an attempt to reopen the investigation, alleging that certain evidence gathered abroad was not taken into account when deciding on the merits of the case in December 2003, thereby obstructing due process. The investigation was reopened for the purpose of collecting and evaluating evidence that had been requested to be gathered outside of Colombia.

On January 4, 2007, the Attorney General’s Office issued a resolution, which authorized the prosecution  and ordered the house arrest of Mr. Londoño Saldarriaga and Mr. Ochoa Barrera.

Mr. Londoño Saldarriaga and Mr. Ochoa Barrera appealed the decision of the Attorney General’s Office (Fiscalía Octava Delegada) arguing the absence of evidence in support of the Attorney General’s Office decision on January 4, 2007, the violation of due process and, most importantly, the disregard of the principle of res judicata.

The Prosecutor (Procuraduría General de la Nación) also appealed the January 4, 2007 decision requesting the nullification of the Attorney General’s Office decision.

On January 10, 2007, the Attorney General’s Office revoked the order issued on January 4, 2007 that had directed the house arrest of Mr. Londoño Saldarriaga and Mr. Ochoa Barrera.

On September 24, 2007, the Attorney General’s Delegated Unit before the Supreme Court of Justice, in the second instance, delivered a preclusion order barring the criminal investigation related to unauthorized transactions with stockholders. This decision was not appealed.

On September 25, 2007, the Attorney General’s Delegated Unit before the Supreme Court of Justice, in the second instance, revoked the decision of first instance, dated January 4, 2007 and decided not to prosecute Mr. Londoño Saldarriaga and Mr. Ochoa Barrera for the events that occurred during the acquisition of Banco de Colombia S.A. by the Bank (formerly Banco Industrial Colombiano S.A.) and its subsequent merger in 1998. However, the investigation continued and the Attorney General’s Delegated Unit before the Supreme Court of Justice ordered the Attorney General of first instance to consider the documentary and testimonial evidence in order to comply with the decision of the Constitutional Court.

On June 17, 2009, the Prosecutor filed a non obligatory motion requesting that the Attorney General’s Office deliver a preclusion order barring the criminal investigation against both Mr. Londoño Saldarriaga and Mr.  Ochoa Barrera for the alleged crime of improper use of public funds. The motion also requested a preclusion order barring the criminal investigation against Mr. Ochoa Barrera for the alleged crime of fraud but recommends the continuation of such investigation against Mr. Londoño Saldarriaga.

On July 31, 2009, the Delegated Attorney General’s Office No. 59 before the Court of Bogota delivered a preclusion order barring further criminal investigations into the alleged crimes of fraud and improper use of public resources against Mr. Londoño Saldarriaga and Mr. Ochoa Barrera. In addition, the Attorney General’s Office delivered a prescription order barring the criminal investigation for the alleged crimes of improper use of public resources. This decision was appealed by. Isaac Gilinski, Jaime Gilinski, Swain Finance Co., Jacklyn Finance Co., Garbay Isle Investements, Foye Investments, Feldome Worldwide Corp, Early Haven Investments, Colonel County, Caprice Maritime Ltd  and Bloice Enterprise Aileen International Co.

As of March 15, 2010, the appeal filed by Swain Finance Co.,  Jacklyn Finance Co., Garbay Isle Investements, Foye Investments, Feldome Worldwide Corp, Early Haven Investments, Colonel County, Caprice Maritime Ltd  and Bloice Enterprise Aileen International Co. remains pending.

Executive proceedings filed by SWAIN FINANCE CO and other plaintiffs against Defensoría del Pueblo (Public Ombudsman’s Office) and Bancolombia

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

The plaintiffs claim the following: (a) that the Defensoría del Pueblo (Public Ombudsman’s Office) collects the amounts that are allegedly owing and pay the executors and (b) that Bancolombia pays the alleged balance owing from the amount ordered via the  award given by the Arbitration Panel as a result of the class action suit filed by Luis Alberto Duran.

Bancolombia was notified of such proceedings on December 2, 2009, and proceeded to file an appeal against this order for payment on December 7, 2010, for which no ruling has been received so far.

The contingency is considered remote based on, amongst other arguments offered, on the fact the plaintiffs proceeded with execution proceedings without due title.

Popular action suit filed by Maria del Rosario Escobar Girona against the Defensoría del Pueblo (Public Ombudsman’s Office) and Bancolombia.

This suit is based on an alleged infringement of collective rights and interests relating to administrative morality and the defense of public finances, as a result of the alleged failure to pay on the part of the Bank the amount ruled on a class action suit filed by Luis Alberto Durán.

The Bank contested this lawsuit on October 23, 2009. The possibility of a successful ruling for the plaintiffs is remote since the Bank has not infringed any collective rights much less committed a transgression against administrative morality

Arbitration Proceedings - HSBC Fiduciary

HSBC Fiduciary, in May 2008, applied for arbitration proceedings to be held by the Center of Arbitration and Conciliation, attached to the Bogotá Chamber of Commerce, this with the purpose of settling the disputes arising from the trust guarantee and payment agreement entered into on March 30, 1998 between Isaac Gilinski, Jaime Gilinski and other foreign companies in their capacity as trustors and Bancolombia as beneficiary, the purpose of which was to manage and hold in safekeeping all those assets handed over to guarantee and pay the existing funds, the amounts of money owing by the trustors in the form of compensations for the flaws contained in the declarations and guarantees issued by these same and contained in the promissory bill of sale governing shares held by the Parent Company in Colombia together with its amendments. The value of the goods delivered as collateral comes to US$ 30 million.

The dispute arose as a result of the application submitted by the trustors to the HSBC Fiduciary for the purpose of winding up the stand-alone trust fund and giving back the funds. This was subsequently objected to by the Parent Company, based on pending claims filed against the sellers and guaranteed by means of the trust, especially the contingency in favor of the Parent Company as a result of the award given upon concluding arbitration proceedings called for by Bancolombia against Isaac Gilinski and others.

On July 10, 2009, the arbiters concluded these arbitration proceedings on the grounds of these being diverted given a procedure protection order compelling the goods held in trust to be turned over to Jaime Gilinski Bacal.

This procedural protection order which ruled that the surety trust be liquidated is being reviewed by the Constitutional Court and at December 31, 2009, a ruling was still pending from the Review Board of said Court.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

d)	National Tax and Customs Agency (“DIAN”)

Special Requirement

On December 27, 2007, the Bank received a special requirement by the Tax Administration of Medellin (“Administración de Impuestos de Medellin”) regarding the income tax (“impuesto de renta”) of the year 2006, in which COP  30,390 are discussed as well as a proposed fine of COP 48,623.

On September 23, 2008 the aforementioned tax authorities issue an official tax settlement corresponding to Review No. 900005.

On October 15, 2009, a ruling was given on the appeal regarding the officially revised tax settlement, in which DIAN (the Colombian Tax Authorities) accepted part of the disputed tax amount and fine, and now only COP  20,137 in tax as well as a fine of COP  21,696 remains in dispute.

The Bank and its tax advisors consider that the tax return for the year in question was drawn up based on applicable legislation and is drawing up a motion to vacate in order to reestablish the Bank’s rights to the amount disputed by said tax authorities.

Industry and Commerce Tax corresponding to 2001  CONAVI

On June 20, 2005, a motion to vacate in order to reestablish rights against the Medellin City Council, for the tax year of 2001 and the payment year of 2002; this was subsequently submitted to the High Court Judge for the corresponding ruling.  The provision set up on this tax contingency comes to COP 344, this being considered a probable contingency.

Industry and Commerce Tax corresponding to 2006

Special requirement was issued on September 23, 2008 by the Bogotá District Council for the second two-month period of 2006, stipulating a total of  COP  3,039  in tax owing and a fine of COP  4,863.

This requirement was contested December 19, 2008, requesting that the requirement be revoked given the lack of grounds and an arithmetic error in the corresponding settlement.

On November 27, 2008, special requirement was received for the third, fourth, fifth and sixth two-month periods of 2006. This requirement stated an amount of COP 5,236 in tax owing and a fine of COP 8,377. This requirement was subsequently contested requesting that the requirement be revoked given the lack of grounds and an arithmetic error in the corresponding settlement.

On April 21, 2009, the Bogota District Council replied to the appeal against the officially reviewed tax settlement, reducing the claimed amounts to COP 1,194 in tax owing and a fine of COP 1,968.

On September 28, 2009, a requirement was received from the Bogota District Council for the second two-month period of  2007,  disputing a tax  of  COP 347 and issuing a fine of COP 556.

Pro Senior Citizen Stamp Tax for fiscal years 2005 and 2006

On June 24,  2008, two official review settlements were received for the third, fourth, fifth and sixth two-month periods of 2005 as well as the first, second, third and fourth two-month periods of 2006, respectively, from the Barranquilla District Council, disputing a stamp tax of COP 113 and issuing a fine of COP  182.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesosand thousands of U.S. dollars. Except for the Representative Market Rate)

On October 23, 2008, proceedings were filed to revoke and reestablish rights with regard to the official review settlements. The provision set up for this contingency with regard to the Industry and Commerce tax return come to COP  228. This contingency is considered probable.

Pro Senior Citizen Stamp Tax for fiscal years 2006 and 2007

On July 1, 2008 special requirement was received for the fifth and sixth two-month periods of 2006 and the first, second, third, fifth and sixth two-month periods of 2007; from the Barranquilla District Council, disputing a stamp tax of COP 91 and issuing a fine of COP 146.

On September 18, 2008, the Parent Company contested this special requirement based on the same terms on which it filed proceedings to revoke and reestablish the right for the two-month periods of 2005 and 2006.  On June 9, 2009, a motion to vacate was filed in order to reestablish the Bank’s rights regarding the special requirement; this motion was admitted and process is currently being served. The provision set up for this contingency with regard to the Industry and Commerce tax return come to COP 237. This contingency is considered probable.

Fiduciaria Bancolombia S.A.

Contingencies on claims filed against the Company amounted to COP 5,000 at December 31, 2009, which are broken down as follows:

Name of the process	Initial Amount		Current Amount		Likelihood
Amanda Castro Pinto and others	COP	150,000	COP	150,000	Remote
Saludcoop, Cafesalud, Cruz Blanca E.P.S. (2007-0725)		10,788		10,788	Remote
Saludcoop, Cafesalud, Cruz Blanca E.P.S. (2007-0724)		41,564		41,564	Possible
Saludcoop, Cafesalud, Cruz Blanca E.P.S. (2007-0738)		21,004		21,004	Remote
Saludcoop, Cafesalud, Cruz Blanca E.P.S. (2007-0755)		92,887		92,887	Remote

a. Silvania Trust - Seven proceedings are underway in the civil courts of the Bogota Circuit and in an Arbitration Court which ruled in favor of the Trust Company.  All of the proceedings arise from Fiducolombia S.A.’s role (now Fiduciaria Bancolombia S.A.) as trustee in the guarantee mercantile trust agreement entered into on December 1, 1993, with Gallego Inmobiliaria S.A. and the appraisal of the property made by Vector (appraisal company).

Two of the aforementioned proceedings were terminated due to the statue of limitations. However, on December 11, 2003, a new ordinary proceeding was initiated against Fiducolombia (currently Fiduciaria Bancolombia S.A.), following a legal action filed during the month of September 2003.  One of these proceedings has produced first and second instant rulings in favor of the Fiduciary, and the Fiduciary is currently awaiting the results of an appeal lodged by the plaintiff.  The Ninth Civil Circuit Court ordered all those remaining processes relating to the proceedings initiated against Tarazona Bermudez, to be heard following this same procedural vein, and currently there is an expert opinion pending on the part of the Agustin Codazzi Institute in order to proceed to grant a first instance ruling. This process was transmitted to the Court for the corresponding ruling in August 2008.  On January 16, 2009, a ruling was given against the claims contained in this action, which was duly appealed by the plaintiffs. These proceedings are currently pending the results of the appeal.

The legal counsel in charge of this case considers that a non-favorable ruling is: Remote

b. Invico Ltda. has a lawsuit pending against the Bank and Fiducolombia S.A. (now Fiduciaria Bancolombia S.A.) in the Sixth Civil Circuit Court of Bogota (Juzgado Sexto Civil del Circuito de Bogota).  The plaintiff seeks a ruling declaring that the Bank and Fiducolombia S.A. (now Fiduciaria Bancolombia S.A.) must exercise the alternate right contained in Article 1948 of the Civil Code, in reference to the land lot denominated “La Granjita”, pursuant to the trust mandate. The claims amounted to COP  4,000.  A Court of the First Instance ruled against the Fiduciaria, which was subsequently revoked in its entirety by the Civil Division of the Superior Court of Bogota. The plaintiff, within the prescribed legal terms, filed an appeal for review by a higher court which is currently pending admittance.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesosand thousands of U.S. dollars. Except for the Representative Market Rate)

The legal counsel in charge of this case considers that a non favorable ruling is: Remote

c.  With regard to the FIDEICOMISO SANTA MARIA DE LA CALERA” trust there are seven ordinary proceedings in which the plaintiffs are claiming on real estate bill sales agreements, seeking damages for alleged flaws in the property.  The Trust Company, called Destresa S.A. to its defense, the company responsible for managing and building the Real Estate Project. Said company duly complied with all those legal formalities and proceedings required by the authorities with regard to real estate projects. Out of these seven proceedings evidence is still being heard in one (First Instance), another is pending a ruling of the first instance and the other five were concluded.

The legal counsel in charge of this case considers that a non favorable ruling is: Remote. These proceedings received an accounting provision of COP 2.

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

The legal counsel in charge of this case considers that a non-favorable ruling is:  Possible.

One (1) class action suit claiming the payment of ex gratia pensions to 303 retirees belonging to Cajanal which is being heard by the Third Labor Court of the Circuit of Buenaventura. This payment was suspended on the recommendation of the Advisory Council of the National Public Pension Fund, as well as an order issued to the Consorcio Fopep 2007 consortium by Cajanal suspending the payment of ex gratia pensions to the 303 retirees due to alleged irregularities in recognizing said pensions.  This action is currently awaiting the involvement of the Colombian Ministry of Finance and Public Credit. The corresponding contingency is considered remote by the Bank’s legal counsel.

e.  With regard to the “Santa Sofía” Trust, there are two different types of proceedings being conducted:

A class action filed by the co-owners of the Santa Sofia Housing Estate against the Bogota Mayor’s Office, Fiducolombia S.A. (now Fiduciaria Bancolombia S.A.) and others, claiming that the deterioration to the property was caused by flaws in the terrain, and therefore no building permit should have been issued. The judge ordered evidence to be heard as requested by the parties.  The legal counsel in charge of this case considers that a non-favorable ruling is:  Possible.

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesosand thousands of U.S. dollars. Except for the Representative Market Rate)

g.  Ordinary proceedings filed by Álvaro Navarro T & Cía. S. en C. against Fiduciaria Bancolombia S. A., in which the plaintiff claims that Public Deed No. 5496 drawn up before Notary Public No. 3 of the Circuit of Cartagena should be revoked. According to said Public Deed, title to the ownership of the property held in trust was given over in the form of payment to the beneficiaries: Banco del Pacifico (currently being wound up), BIC S. A. now known as Bancolombia S. A. and Bancafé S. A.  As a result of the above, the restitution of the above-mentioned property was claimed along with the payment of consequential damages which the plaintiff estimates at COP  10, per month, as of the date on which the property was given over in the form of payment until it was restituted  The Fiduciary contested this lawsuit and notice of such is to be served on the respondents.

Possibilities of non-success to Bank according to information supplied by legal counsel: Remote

h. Ordinary proceedings filed by Juan David Diez Herrera and another against Fiduciaria Bancolombia S.A., where the plaintiffs claim that the Fiduciaria failed to comply with the terms of the investment contract pertaining to the Fondo Común Especial Fidurenta (Fidurenta Special Trust Fund), and as a result the plaintiffs failed to comply with a ruling from the Fifth Family Welfare Court of Medellin, and therefore they are claiming that COP 37.3 be returned plus interest.  A ruling is pending on the part of the High Court of Medellin with regard to the appeal filed against a ruling that failed to find for a plea in defense of res judicata lodged by the Fiduciaria.

Possibilities of non success to Bank according to information supplied by legal counsel: Remote

i.   Administrative Action No. 230-15875 filed by the Colombian Superintendency of Companies against the Fiduciary claiming an alleged breach of exchange regulations due to failure to submit Form No. 15, by means of which the companies receiving the foreign investment must update information regarding the recording of these investments for the period beginning January 1 and ending December 31, 2006, the date on which the Trust Company Fiduciaria Bancolombia S.A. Sociedad Fiduciaria held no recorded foreign investment. The Colombian Superintendency of Companies fined Fiduciaria Bancolombia S.A. Sociedad Fiduciaria, alleging that it failed to comply with its duties to update the information regarding a foreign capital investment, this fine was appealed and a decision is pending on the part of the aforementioned Superintendency.

There are possibilities that this administrative investigation shall conclude without having to pay this fine.

j.   With regard to the CONSORCIO FIDUFOSYGA 2005, consortium FIDUFOSYGA 2005 which currently forms part of this Fiduciary Company, the following legal proceedings are being heard:

1.  Popular Actions. There are two (2) popular actions (Qui Tam Actions) underway claiming an infringement of rights to administrative morality and public health, which are still pending their respective rulings in the first instance

Possibilities of non-success according to information supplied by legal counsel: Remote

2.  Contract Actions. There are currently two (2) contract actions underway one claiming the payment of ECAT healthcare claims for displaced people and the second claims the payment of monies that were discounted in the compensation process for 2006. No rulings have been given so far.

Possibilities of non-success according to information supplied by legal counsel: Remote

3.  Direct Redress Actions. There are currently (18) direct redress actions underway, filed by six (6) EPS (Healthcare Entities), one (1) IPS (Healthcare Institute) and one (1) private individual, all claiming redress for medicine not included in the Government Mandatory Healthcare Plan with or without substitution as well as for the payment of ECAT claims. So far a ruling has been obtained for one (1) of these actions against the Government and the other is currently subject to further inquiry, the others have not been ruled on so far.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesosand thousands of U.S. dollars. Except for the Representative Market Rate)

The possibilities of non-success for the Trust Company in thirteen (13) of these 18 actions are remote according to information from its legal counsel, whereas possibilities of success for the other five are possible.

4.  Ordinary Labor Law Actions There are two (2) ordinary labor law actions underway for the payment of ECAT claims; one of these has received a ruling in favor of the consortium while a ruling for the other is still pending.

Possibilities of non-success according to information supplied by legal counsel: Remote

5.  Motions to Vacate and Re-Establish Rights. There is one (1) motion to vacate regarding the payment of ECAT claims and sums of money discounted in the compensation process for 2006 which so far has not been ruled upon.

Possibilities of non-success according to information supplied by legal counsel: Remote

6.  Ordinary Proceedings. There is one (1) motion to vacate regarding the payment of ECAT claims that has not been ruled upon so far.

Possibilities of non-success according to information supplied by legal counsel: Remote

k.  With regard to the CONSORCIO FISALUD consortium, it is currently defending four (4) proceedings, three (3) direct redress action, one (1) executive process and one (1) arbitration proceeding:

1.  Arbitration Hearings. These proceedings originate in the liquidation of the  Trust Management Agreement No. 255 entered into by the  Fisalud consortium (made up of Fiduciaria Bancolombia S.A., Fiduciaria La Previsora S.A. and Fiducafe S.A.) and the Colombian Ministry of Social Protection. The arbiters were appointed and an Arbitration Panel set up. On December 18, 2009, the Arbitration Panel accepted conciliation mutually agreed upon by the parties, and these proceedings were concluded. A total of COP 2,970 was paid out.

2.  Direct Redress Actions. There are three (3) direct redress actions underway filed by the Compañía Suramericana de Servicios Susalud, two (2) claiming non-compliance with that laid out in Resolutions 5061/97, 2312/98 and 2948/03 issued by the Colombian Ministry for Social Protection, relating to the recovery of medicine and the other for the recovery of medicine not included in the Government Mandatory Healthcare Plan, with our without substitution, which have not been ruled on so far.

3. Executive Process. These is one (1) executive process underway through which Compañía Suramericana de Servicios Susalud is claiming payment for medicine and procedures presented beyond the timeframe provided for such, for which a ruling is still pending.

Possibilities of non-success according to information supplied by legal counsel: Remote

l.  With regard to the CONSORCIO MUNICALI consortium, it is currently defending three (3) direct redress actions, claiming the payment of obligations on the part of the trustee, which according to the plaintiffs were paid by the consortium to third parties. A ruling of the first instance is pending.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesosand thousands of U.S. dollars. Except for the Representative Market Rate)

Possibilities of non-success according to information supplied by legal counsel: Remote

m. With regard to the consortium CONSORCIO FIDUPENSIONAL CUNDINAMARCA, it is currently defending a coercive collection process for the amount of COP 31 filed by the Instituto de Seguros Sociales (Colombian Social Security Institute) claiming also the payment of interest on an alleged default in paying the corresponding installments to the Colombian Healthcare Social Security System. An appeal has been filed against a court ruling stating that there was no evidence to support the proposed defense plea.

Possibilities of non-success, according to information provided by legal counsel are: Possible.

Leasing Bancolombia S.A.

Contingencies on claims filed against the Company amounted to COP 1,000 at December 31, 2009, which are broken down as follows:

Name of the Process	Initial Amount		Current Amount		Likelihood
Chevor S.A.	COP	11,750	COP	11,750	Remote
Casa Inglesa Ltda y Rolant Hughes Williams		3,000		3,000	Remote
Carlos Andres Peña		2,520		2,520	Remote
Aura Liliana Rodríguez		1,301		1,491	Remote
Jose Maria Arcila		1,229		1,275	Remote
Jose Manuel Sanabria		1,052		1,203	Remote
Transportes Cetta		1,789		1,519	Remote
Aura Rosinda Ospina Avendaño		4,845		4,845	Remote
Chevor S.A. (annulment)		1,500		1,500	Remote

Some of the contingencies are civil liability actions that are based on traffic accidents, where experience and the defense’s own legal evidence shows that the possibility of an unfavorable ruling is remote. The amount claimed in these proceedings could be high, based on the moral damages normally awarded to this type of accident in the case of deaths or the amount of victims.

Proceedings are given a “possible" rating when although evidence for the defense may be good, the actual status or normal variables pertaining to such processes are legally considered as warranting special care, and thus entail a certain possible risk.  It is worthwhile pointing out that although the actions filed by Chevor S.A. have not been provisioned, they have not been rated as a probable contingency, although from a legal standpoint these are complex proceedings that represent a significant amount being claimed from the Company.

No commercial litigations have been provisioned based on the corresponding risk for the Company, since although rated as a probable contingency, the amounts being claimed are low and can be recovered from the lessees through the corresponding leasing contracts.  A provision of COP 115 has been set up for the Company’s labor lawsuits

Compañía de Financiamiento Comercial Sufinanciamiento S.A

The Company is defending various proceedings for which COP 5,144 is being claimed. According to the Company’s legal counsel, only two are considered as probable losses, and therefore provisions of COP 22 have been set up. In 2008 the Company was defending several other proceedings where claims were estimated at COP 5,756. According to the Company’s legal counsel, only one of these is considered as a probable loss, and therefore a provision of COP 15 has been set up.

Valores Bancolombia S.A.

At December 31, 2009, the Company was only defending an ordinary civil responsibility contractual action for which approximately COP 500 was being claimed. According to the Company’s legal counsel the probability of loss is remote In spite of the above, however, should the Court rule against the Company, the amount to be paid out would not be more than COP 20.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesosand thousands of U.S. dollars. Except for the Representative Market Rate)

Over the last few months, Company Management identified an operating risk present in Bogota, namely the tampering of account statement information belonging to certain clients of Valores Bancolombia. An investigation is being carried out to identify the causes, and the possible losses that this could entail. In any event, given the fact that the findings of this investigation are as yet still uncertain, and that the Company is duly ensured against such occurrences, a provision of COP 1,600 has been set up, corresponding to the approximate value of the deductible stipulated on the insurance policy.

Factoring Bancolombia S.A.

Factoring Bancolombia S.A. is currently a party in the following proceedings:

1-  Two (2) official summonses issued by Colombia's Central Bank to all financial institutions, given the lawsuits it received from a group of debtors holding obligations based on the UPAC system.

These class action suits are being heard by administrative courts in the Departments of Nariño, Sucre and Cauca.

We do not consider that this represents a contingency for Factoring Bancolombia S.A. Compañía de Financiamiento since the Company does not have and has never had any loans based on the UPAC system

2-  Verbal remedy for revocatory action on the part of Jairo Buriticá Burbano against the defendants FES S.A., representing the trust formed by Comoderna S.A., Banco Santander S.A., Corporación Financiera Colombiana S.A., Banco de Bogotá S.A. and  Factoring Bancolombia S.A. Compañía de Financiamiento Comercial. A favorable ruling has been given and is now pending execution.

The plaintiff is a creditor under labor law of Comoderna S.A. which is now undergoing compulsory liquidation proceedings. The claims contained in this lawsuit were:  the   revocation of a payment in kind made by Comoderna S.A on 3 real estate properties in Cali on October 5, 1998 to the defendant financial institutions. As a result of this revocatory action, an annulment was requested for the deed evidencing the payment in kind and for this to be duly recorded before the Public Recorder’s Office where said public instruments are recorded so that Comoderna S.A. would be reinstated as owner of such properties.

Banco Agrícola S.A.

As of December 31, 2009 and 2008, Banagrícola has the following judicial or administrative litigations:

In its normal course of business, the Company and its subsidiaries are involved in lawsuits or legal proceedings that are filed by various interested parties.  These actions are normally claims relating to commercial law or current tax regulations.  In some cases these actions are based on monetary claims for matters that are ascribed to the Company and its subsidiaries.

In  2007, a claim for damages was filed before the Fifth Commercial Court of San Salvador against the Bank for its alleged responsibility in handling executive commercial proceedings filed by the Bank against a client in 1989. The amount claimed totaled US$ 220,000 The Bank filed an action for the enforcement of its rights before the Civil Division of the Supreme Court of Justice, for the purpose of the case being heard before a Civil Court Judge. On December 5, 2008, the Supreme Court of Justice ruled that there were grounds for the action for the enforcement of rights as requested by the Bank. On December 15, 2008, the Fifth Commercial Court of San Salvador ruled that there was a jurisdiction exception, also upholding the right of the plaintiff to file his complaint before a court of competent jurisdiction. Formal notice of such was given to the Bank on January 6, 2009.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesosand thousands of U.S. dollars. Except for the Representative Market Rate)

On December 08, 2009, notice was given to the Bank of a lawsuit filed against it before the Second Civil Court of San Salvador, which consisted of summary indemnity proceedings claiming damages both material as  well as pain and suffering for US$ 284,470 and US$ 5,000, respectively. This suit is similar to the abovementioned claim for damages filed against the Bank. On December 11, 2009, the Bank contested this suit refuting the claims therein contained. In compliance with that stipulated by the Superintendency of the Financial System, the Bank has duly disclosed these proceedings. However, according to the opinion given by the Bank’s legal counsel, dated February 08, 2010, the Bank has sufficient grounds on which to successfully defend itself against the corresponding claims, and the possibility of losing this case is considered remote.

At December 31,  2008, the Bank had filed two contentious administrative lawsuits against the DGII - Dirección General de Impuestos Internos (Internal Tax Administration Department) before the Supreme Court of Justice, based on the complementary determination regarding Transfer Tax on Real Estate and Providing Services (VAT), relating to the fiscal year of 2002. In August 2009, el Banco desisted from such proceedings and availed itself of the benefits accorded by Legislative Decree No. 652, accepting the corresponding liability with the DGII. The effect on expense for 2009 came to US$ 2,131.

(27) Administrative and Other Expenses

Administrative and other expenses consisted of the following:

	2009		2008		2007 (2)

Industry and trade, property, vehicle and other taxes	COP	215,633	COP	193,628	COP	147,684
Professional fees		201,676		155,000		79,599
Maintenance and repairs		156,928		147,441		164,590
Communication, postage and freight		123,620		104,902		85,042
Public services		81,903		70,680		69,857
Advertising		81,775		88,003		68,222
Rental expenses		79,944		61,026		70,949
Amortization of deferred charges		62,443		73,541		61,143
Information processes outsourcing		54,457		46,746		38,383
Temporary services		44,582		40,192		18,379
Security services		38,398		31,752		33,655
Joint venture SUFI – Almacenes Exito S.A. Expense		38,073		31,481		14,333
Call center services		35,710		32,321		26,617
Contributions and membership fees		31,814		32,989		31,971
Insurance		23,241		29,054		23,366
Travel expenses		21,927		22,124		21,999
Operational expenses related with consortium		16,904		12,115		10,198
Software (1)		16,361		8,804		32,175
Electronic processing data		5,825		4,663		3,575
Public relation		2,438		2,455		2,799
Other (1)		84,493		80,065		66,309
Total	COP	1,418,145	COP	1,268,982	COP	1,070,845

(1)	The amount disclosed in the table for 2007 differs from those disclosed in the annual report of 2007, because they were reclassificated for comparative purposes with the information of 2008.
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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)

(28) Non-Operating Income (Expenses)

The following table summarizes the components of the Bank’s non-operating income and expenses:

	Year ended December 31,
	2009		2008		2007
	(COP million)
Non-operating income (expenses):
Other income (1)	COP	198,761	COP	172,550	COP	93,294
Minority interest		(15,081)		(18,511)		(13,246)
Other expenses (2)		(105,529)		(140,662)		(81,236)
Total non-operating income (expenses), net	COP	78,151	COP	13,377	COP	(1,188)

(1)	Includes gains on sale of foreclosed assets, property, plant and equipment and other assets, securitization residual benefit, insurance contracts sale and rent.
(2)	Include operational losses and losses from the sale of foreclosed assets, property, plant and equipment and payments for fines, sanctions, lawsuits and indemnities.

(29) Related Party Transactions

Significant balances and transactions with related parties were as follows:

2009
	Stockholders with participating stock equal to or higher than 10% of Bank’s capital		Non-consolidated investments		Bank’s officers and board of directors		Stockholders with participating stock lower than 10% of the Bank’s capital and with operations higher than 5% technical equity

Balance Sheet
Investment securities		-		285,338		-		-
Loans		-		49,108		37,900		-
Customer’s acceptances and derivatives		-		-		52		3,725
Accounts receivable		9		2,752		449		-
Total	COP	9	COP	337,198	COP	38,401	COP	3,725

Deposits		4,539		108,469		10,772		1,433,865
Accounts payable		67		25,269		1,196		-
Bonds		1,947		1,000		500		177,667
Total	COP	6,553	COP	134,738	COP	12,468	COP	1,611,532

Transactions
Income
Dividends received		-		21,521		-		-
Interest and fees		1,119		13,806		4,899		4,285
Other		-		431		261		-
Total	COP	1,119	COP	35,758	COP	5,160	COP	4,285

Expenses
Interest		313		4,669		214		59,321
Fees		-		1,100		1,039		2
Other		1,711		15,027		1,005		-
Total	COP	2,024	COP	20,796	COP	2,258	COP	59,323

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

2008
	Stockholders with participating stock equal to or higher than 10% of Bank’s capital		Non-consolidated investments		Bank’s officers and board of directors		Stockholders with participating stock lower than 10% of the Bank’s capital and with operations higher than 5% technical equity

Balance Sheet
Investment securities		-		54,331		-		-
Loans		15		21,979		8,020		296,715
Customer’s acceptances and derivatives		9,496		-		-		-
Accounts receivable		8		1,377		136		6,968
Total	COP	9,519	COP	77,687	COP	8,156	COP	303,683

Deposits		31,766		110,715		4,176		1,213,832
Bonds		1,947		-		-		94,667
Total	COP	33,713	COP	110,715	COP	4,176	COP	1,308,499

Transactions
Income
Dividends received		-		9,737		-		-
Interest and fees		9,532		4,004		3,420		26,240
Total	COP	9,532	COP	13,741	COP	3,420	COP	26,240

Expenses
Interest		455		42,114		2,923		98,727
Fees		-		2		892		3
Total	COP	455	COP	42,116	COP	3,815	COP	98,730

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

2007
	Stockholders with participating stock equal to or higher than 10% of Bank’s capital		Non-consolidated investments		Bank’s officers and board of directors		Stockholders with participating stock lower than 10% of the Bank’s capital and with operations higher than 5% technical equity

Balance Sheet
Investment securities		-		75,546		-		-
Loans		390		80,231		40,393		-
Customer’s acceptances and derivatives		624		23,065		-		2,339
Accounts receivable		19		11,678		488		-
Total	COP	1,033	COP	190,520	COP	40,881	COP	2,339

Deposits		789		184,127		2,164		480,095
Bonds		-		3,000		-		74,567
Total	COP	789	COP	187,127	COP	2,164	COP	554,662

Transactions
Income
Dividends received		-		3,635		-		-
Interest and fees		53		234		61		-
Total	COP	53	COP	3,869	COP	61		-

Expenses
Interest		345		8,881		521		35,424
Fees		-		-		439		-
Total	COP	345	COP	8,881	COP	960	COP	35,424

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

(30) Subsequent Events

On January 4th 2010, Banca de Inversión Bancolombia S.A. sold 5,863,418 shares of INVERSIONES, VALORES Y LOGÍSTICA S.A. EN LIQUIDACIÓN, equivalent to  98.252% of the outstanding shares of the company, to INVERSIONES EGEO I S.A.S. for a total consideration of COP 33,895; 65% of which was payable in January 2010 with the remaining 35% to be paid within six months of the initial payment.

In March 2010, Leasing Bancolombia S.A. Compañía de Financiamiento completed a local offering of ordinary notes for an aggregate principal amount of COP 400,000. This issuance and offering was the first of multiples and successive issuances of ordinary notes which are limited up to an aggregate principal amount of COP 1,500,000.

In March 2010, Leasing Bancolombia S.A. Compañía de Financiamiento Comercial, signed a stockholders purchase agreement with Mitsubishi Corporation to acquire the shares that Mitsubishi has in Renting Colombia S.A.. As a consequence of this agreement the Bank owns 100% of Renting Colombia S.A.

On March 19, 2010, 25% of the assets, liabilities and contracts of Sufinanciamiento Finance Company were assigned to its parent company, Bancolombia, as authorized by the Colombian Superintendency of Finance. Pursuant to the Transaction, Sufinanciamiento assigned to Bancolombia assets and contracts totaling COP 1,208,019 and Bancolombia assumed liabilities of Sufinanciamiento totaling COP 1,192,809. The difference, amounting to COP 15,210 was paid by Bancolombia. Also pursuant to the Transaction, Bancolombia kept the trademark to Sufinanciamiento, which will hereafter be used to identify the automobile finance division of Bancolombia.

On March 31, 2010, Banca de Inversión Bancolombia S.A. Corporación Financiera (“Banca de Inversion”) signed an agreement with Telebucaramanga S.A. E.S.P. (“Telebucaramanga”), a telecommunications company that provides services mainly in the Department of Santander, to sell Banca de Inversion’s 28.42% ownership interest in Metrotel Redes S.A. Pursuant to the agreement, Banca de Inversión received an amount of  COP 30,000.

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

The following is a summary of the adjustments to consolidated net income and consolidated stockholders’ equity.

a)	Reconciliation of consolidated net income:

	2009		2008		2007

Consolidated net income under Colombian GAAP	COP	1,256,850	COP	1,290,643	COP	1,086,923
a) Deferred income taxes		59,131		83,358		(91,280)
b) Employee benefit plans		28,443		(18,463)		18,127
c) Fixed Assets		(21,361)		14,496		(151)
e) Allowance for loans losses, financial leases losses, foreclosed assets and other receivables		(364,860)		(338,799)		(69,809)
f) Loan origination fees and costs		10,293		(26,942)		7,241
g) Interest recognition on non-accrual loans		(4,939)		(78)		6,832
h) Deferred charges		54,796		24,455		7,192
i) Investment securities & derivatives		22,438		(141,392)		(9,190)
j) Dividends received from investments in unaffiliated companies		(740)		(359)		(968)
k) Investments in affiliates		35,851		33,815		13,321
l) Lessor accounting		43,812		(1,294)		709
m) Business combinations
m.i) Goodwill		59,583		55,603		82,075
m.ii) Intangible assets		(67,451)		(106,133)		(42,063)
m.iii) Fair value adjustments to assets and liabilitiesacquired		25,214		18,254		(6,860)
n) Securitization		23,682		(3,417)		19,702
o) Foreign currency translation adjustment		13,022		(30,370)		13,115
p) Noncontrolling interest		(1,946)		(1,638)		(7,965)
r) Guarantees		(2,617)		(4,672)		(2,549)
s) Insurance Contracts		5,497		505		(4,945)
v) Equity tax		(2,174)		2,348		(3,813)
Net income attributable to the controlling interest under U.S. GAAP	COP	1,172,524	COP	849,920	COP	1,015,644

Net income from continuing operations	COP	1,171,624	COP	772,684	COP	1,071,031
Income (Loss) from operations and disposal of discontinuedOperations	COP	900	COP	77,236	COP	(55,387)

b ) Reconciliation of Stockholders’ Equity:

	2009		2008

Consolidated stockholders’ equity under Colombian GAAP	COP	7,032,829	COP	6,116,845
a) Deferred income taxes		(16,538)		(51,897)
b) Employee benefit plans		(9,068)		(22,131)
c) Fixed assets		276,368		53,034
d) Revaluation of assets		(527,174)		(393,308)
e) Allowance for loans losses, financial leases losses, foreclosed assets and other receivables		(139,872)		229,439
f) Loan origination fees and costs		61,123		50,830
g) Interest recognition on non-accrual loans		10,200		15,139
h) Deferred charges		28,106		(26,690)
i) Investment securities & derivatives		(214,822)		(238,595)
j) Dividends received from investments in unaffiliated companies		(15,365)		(14,625)
k) Investments in affiliates		120,162		84,311
l) Lessor accounting		1,944		(357)
m) Business combinations
m.i) Goodwill		327,809		242,843
m.ii) Intangible assets		369,234		468,546
m.iii) Fair value adjustments to assets and liabilities acquired		(79,109)		(99,314)
n) Securitization		25,223		30,493
p) Noncontrolling interest		(145,149)		(8,233)
r) Guarantees		(13,409)		(10,792)
s) Insurance contracts		2,774		(2,723)
		62,437		305,970
Controlling interest stockholders’ equity under U.S GAAP	COP	7,095,266	COP	6,422,815
Noncontrolling Interest under U.S.GAAP		181,778		147,762
Total stockholders’ equity under U.S.GAAP	COP	7,277,044	COP	6,570,577

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

c)	Supplemental Consolidated Condensed Financial Statements under U.S.GAAP:

The following is the consolidated condensed Balance Sheets under U.S.GAAP for years ended December 31, 2009 and 2008.

Supplemental Consolidated Condensed Balance Sheets

	2009		2008 (1)

Assets:
Cash and due from banks	COP	7,401,416	COP	5,641,204
Trading account		3,576,210		3,255,259
Investment securities, net		3,874,840		3,266,001
Loans		39,734,810		41,628,902
Financial lease		5,879,396		5,839,524
Allowance for loans, financial leases losses and other receivables		(2,819,828)		(2,188,949)
Premises and equipment, net		2,326,744		2,461,649
Other assets		3,844,667		3,763,132
Total assets	COP	63,818,255	COP	63,666,722
Liabilities and Stockholders’ Equity:
Deposits		42,144,340		40,381,664
Short-term debt		712,873		1,454,322
Long-term debt		8,927,388		9,003,090
Other liabilities		4,756,610		6,257,069
Total liabilities		56,541,211		57,096,145
Controlling interest Stockholders’ equity		7,095,266		6,422,815
Noncontrolling interest		181,778		147,762
Total Stockholders’ equity		7,277,044		6,570,577
Total Liabilities and Stockholders’ equity	COP	63,818,255	COP	63,666,722

(1)	Restated due to the adoption of ASC 810-10-65 see section P) Noncontrolling interest.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Supplemental Consolidated Condensed Statements of Operations

	2009(1)		2008(1) (2)		2007(1) (2)

Total interest income	COP	6,753,744	COP	6,273,745	COP	4,757,464
Total interest expense		(2,944,740)		(2,788,890)		(1,986,746)
Net interest income		3,809,004		3,484,855		2,770,718
Provision of loans, leases and other receivables		(1,378,313)		(1,476,368)		(678,930)
Net interest income after provision of loans, leases and other receivables		2,430,691		2,008,487		2,091,788
Other income		2,567,939		2,065,800		1,607,062
Other expenses		(3,443,254)		(2,914,581)		(2,157,914)
Income before income taxes		1,555,376		1,159,706		1,540,936
Income tax expense		(402,795)		(361,425)		(447,406)
Net income from continued operations		1,152,581		798,281		1,093,530
Discontinued Operations		900		77,732		(50,877)
Net income before noncontrolling interest		1,153,481		876,013		1,042,653
Net income attributable to noncontrolling interest		19,043		(26,093)		(27,009)
Net income	COP	1,172,524	COP	849,920	COP	1,015,644

(1)	Prior periods were reclassified due to discontinued operations of Inversiones y Valores Logistica S.A.
(2)	Restated due to the adoption of ASC 810-10-65 see section P) Noncontrolling interest.

Supplemental Consolidated Condensed Statements of Cash Flows (1)

	2009 (2)		2008		2007

Net income	COP	1,172,524	COP	849,920	COP	1,015,644
Adjustments to reconcile net income to net cash used by operating activities		2,712,727		569,760		2,058,680
Net cash provided by operating activities		3,885,251		1,419,680		3,074,324
Net cash used in investing activities		(1,885,743)		(9,101,689)		(9,139,513)
Net cash (used) provided by financing activities		(116,794)		7,977,416		9,566,743
Increase in cash and cash equivalents	COP	1,882,714	COP	295,407	COP	3,501,554
Effect of exchange rate changes on cash and cash equivalents		(122,502)		60,708		(257,357)
Cash and cash equivalents at beginning of year		5,641,204		5,285,089		2,040,892
Cash and cash equivalents at end of year	COP	7,401,416	COP	5,641,204	COP	5,285,089

(1)
This consolidated statement of cash flow includes the following non-cash transactions for the years 2009, 2008 and 2007 respectively: COP 104,360, COP 4,050 and COP 80,894  related to restructured loans that were transferred to foreclosed assets and the effect of foreign exchange rate on cash balances held in foreign currency for COP 208,241, COP 88,783 and COP 40,699.

(2)
During 2009, the Bank has incorporated Net Present Value of the estimated residual income generated by the pools of securitized mortgages not subject to consolidation amounted to COP 3,371, which is considered a non-cash transaction.

Supplemental Consolidated Condensed Changes in Stockholders’ Equity

	2009		2008 (1)		2007 (1)

Balance at beginning of year	COP	6,422,815	COP	5,937,554	COP	4,549,018
Shares issued at market value		-		-		927,612
Net income		1,172,524		849,920		1,015,644
Dividends declared		(491,604)		(447,486)		(403,164)
Other comprehensive income (loss)		(1,064)		88,609		(113,681)
Other movements		(7,405)		(5,782)		(37,875)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008(1)		2007(1)

Controlling interest stockholders’ equity under U.S GAAP	COP	7,095,266	COP	6,422,815	COP	5,937,554
Noncontrolling Interest under U.S GAAP:
Balance at beginning of year		147,762		63,061		44,440
Net change in noncontrolling interest		34,016		84,701		18,621
Balance at end of period		181,778		147,762		63,061
Total stockholders’ equity under U.S GAAP	COP	7,277,044	COP	6,570,577	COP	6,000,585

(1)	Restated due to the adoption of ASC 810-10-65 see section P) Noncontrolling interest

Supplemental Consolidated Statement of Comprehensive Income

	2009		2008(1)		2007(1)

Net income attributable to the controlling interest under U.S. GAAP	COP	1,172,524	COP	849,920	COP	1,015,644
Other comprehensive income, net of tax:
Unrealized gain or (loss) on securities available for sale		95,257		23,281		(34,731)
Pension liability		(9,997)		(5,314)		(10,130)
Foreign currency translation adjustments		(86,324)		70,642		(68,820)
Other comprehensive income (loss)		(1,064)		88,609		(113,681)
Comprehensive income attributable to the controlling interest under U.S. GAAP		1,171,460		938,529		901,963
Comprehensive income attributable to the noncontrolling interest under U.S. GAAP		19,043		(26,093)		(27,009)
Comprehensive income (loss)	COP	1,152,417	COP	964,622	COP	928,972

(1)	Restated due to the adoption of ASC 810-10-65 see section P) Noncontrolling interest

Total other comprehensive income (loss)

2009

	Before-Tax		(Tax Expense)		Net-of-tax
	Amount		or Benefit		Amount

Unrealized gain or (loss) on securities available for sale	COP	134,173	COP	(38,916)	COP	95,257
Additional pension liability		(15,380)		5,383		(9,997)
Foreign currency translation adjustment		(86,324)		-		(86,324)
Other comprehensive income (loss)	COP	32,469	COP	(33,533)	COP	(1,064)

2008

	Before-Tax		(Tax Expense)		Net-of-tax
	Amount		or Benefit		Amount

Unrealized gain or (loss) on securities available for sale	COP	39,570	COP	(16,289)	COP	23,281
Additional pension liability		(8,175)		2,861		(5,314)
Foreign currency translation adjustment		70,642		-		70,642
Other comprehensive income (loss)	COP	102,037	COP	(13,428)	COP	88,609

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

2007

	Before-Tax		(Tax Expense)		Net-of-tax
	Amount		or Benefit		Amount

Unrealized gain or (loss) on securities available for sale	COP	(51,632)	COP	16,901	COP	(34,731)
Additional pension liability		(14,672)		4,542		(10,130)
Foreign currency translation adjustment		(68,820)		-		(68,820)
Other comprehensive income (loss)	COP	(135,124)	COP	21,443	COP	(113,681)

Total accumulated other comprehensive income

	Unrealized Gains (Losses) on Securities, net of taxes		Pension Liability, net of taxes		Foreign Currency Translation Adjustment		Accumulated Other Comprehensive Income

Beginning balance for 2007		(78,434)		8,627		(18,165)		(87,972)
Current-period change		(34,731)		(10,130)		(68,820)		(113,681)
Ending balance for 2007	COP	(113,165)	COP	(1,503)	COP	(86,985)	COP	(201,653)

Beginning balance for 2008		(113,165)		(1,503)		(86,985)		(201,653)
Current-period change		23,281		(5,314)		70,642		88,609
Prior years adjustments		773		(582)		-		191
Ending balance for 2008		(89,111)		(7,399)		(16,343)		(112,853)

Beginning balance for 2009		(89,111)		(7,399)		(16,343)		(112,853)
Current-period change		95,257		(9,997)		(86,324)		(1,064)
Ending balance for 2009	COP	6,146	COP	(17,396)	COP	(102,667)	COP	(113,917)

Summary of significant differences and required U.S. GAAP disclosures

a)	Deferred income taxes:

Under Colombian GAAP, deferred income taxes are generally recognized for timing differences (not temporary differences as in FASB Accounting Standards Codification (“ASC”) ASC 740) for commercial and manufacturing subsidiaries.  For financial institutions, the Superintendency of Finance has restricted the inclusion of timing differences related to the amortization of fiscal tax losses and the excess of presumed income over ordinary income as a deferred tax asset.

Under U.S. GAAP, deferred tax assets or liabilities must be recorded for all temporary  differences between the financial and tax bases of assets and liabilities. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized.  During 2009, 2008 and  2007, the Bank calculated deferred income taxes based on the tax benefits received upon the acquisition of certain property and equipment in accordance to ASC 740-10-25-51.

Income tax expense under U.S. GAAP is comprised of the following components for the years ended at December 31, 2009, 2008 and 2007:

	2009		2008		2007

Current income tax expense	COP	459,732	COP	416,381	COP	338,364
Deferred income tax (benefit) expense		(56,850)		(25,683)		114,799
Total	COP	402,882	COP	390,698	COP	453,163

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008		2007

Continuing operation income tax	COP	402,795	COP	361,425	COP	447,406
Discontinued operation income tax		87		29 ,273		5, 757
Income tax	COP	402,882	COP	390,698	COP	453,163

Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2009 and 2008 were as follows:

	2009		2008

Deferred tax assets and liabilities

Deferred tax assets:
Accrual of employee benefits	COP	3,174	COP	7,746
Allowance for loan losses		155,504		90,798
Allowance for foreclosed assets		10,323		16,574
Fixed assets		131,267		117,740
Tax losses and excess of presumed income over ordinary income		52,253		50,939
Forward, future and swaps effect		3,359		465
Accrued expenses		38,330		42,341
Excess of accrued income over valuation income		3,718		533
Business combination		1,304		9,949
Unrealized gain on investment securities		20,396		46,844
Deferred interest on restructured loans		-		1,949
Other		30, 140		46,750
Total gross deferred tax assets		449,768		432,628
Less valuation allowance		(75,642)		(63,114)
Net deferred tax asset	COP	37 4,126	COP	369,514

Deferred tax liabilities:
Unrealized gain on investment securities		14,007		1,538
Fixed assets		178,092		186,899
Allowance for loan losses		41,958		85,630
Allowance for foreclosed assets		16,575		21,358
Loan origination fees and cost		23,738		17,567
Forward, future and swaps effect		57,612		22,879
Intangible assets		97,794		123,012
Inflation adjustments		12,459		12,818
Business Combination		14,834		23,041
Excess of accrued income over valuation income		4,213		28,119
Accrued expenses		38		-
Securitization		8,828		10,673
Other		34,158		7,644
Total deferred liabilities		504,306		541,178
Net deferred asset (liability)	COP	(130,180)	COP	(171,664)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

The valuation allowance for deferred tax assets as of December 31, 2009 and 2008 was COP 75,642 and COP 63,114, respectively. The net change in the total valuation allowance for the year ended December 31, 2009 was an increase of COP 12,528 and for the year ended December 31, 2008 was an increase of COP 53,622.  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal over an entity level of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The income tax nominal tax rate was 35% for year 2009, 35% for year 2008 and 36% for year 2007 differs from the 25.57%, 31.49% and 30.85% effective tax rate for years 2009, 2008 and 2007, respectively, due to the following:

	2009		2008		2007

Income before tax U.S. GAAP (1)	COP	1,556,364	COP	1,266,712	COP	1,495,816
Noncontrolling interest		19,043		(26,093)		(27,009)
Income before tax U.S. GAAP attributable to the controlling interest	COP	1,575,407	COP	1,240,619	COP	1,468,807
Income tax as per statutory rate		551,392		434,217		528,771
Foreign profits taxed at other rates		6,223		(13,492)		(162,428)
Foreign profits exempt from tax		(22,739)		(45,544)		121,689
Non-deductible items		42,350		59,596		72,868
Non-taxable income		(130,473)		(114,236)		(139,882)
Other		(56,400)		16,535		42,363
Increase (decrease) in tax valuation allowance		12,529		53,622		(10,217)
Income tax	COP	402,882	COP	390,698	COP	453,163

(1) It represents continuing operation and discontinued operation.

For years ended December 31, 2009, 2008 and 2007, non-taxable income includes off-shore subsidiaries’ income tax, dividend income tax, gain on sales of stocks tax, interest income over mortgage securities tax, interest income on VIS housing loans tax and recoveries of deductible items tax.

As of December 31, 2009, the Bank intended to capitalize the results from its off-shore Subsidiaries. Accordingly, no deferred income tax liability was recorded for the undistributed profits of Bancolombia Panamá and its subsidiaries, Bancolombia Puerto Rico and Suleasing Internacional and its subsidiaries. The undistributed profits in such Subsidiaries were COP 544,348 at December 31, 2009.

ASC 740 – 10

The Bank adopted in 2007 the provisions contained in ASC 740 – 10 with regard to uncertainty in income taxes (formerly Interpretation FIN 48 – Accounting for uncertainty in income taxes).

The guidance clarifies the accounting and reporting for uncertainty in income taxes recognized by the Bank and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Bank records interest and penalties, when necessary, related to the probable losses in other expenses in the statements of operations as of December 31, 2009 and 2008.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

The Bank is not aware of positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will be significantly increased or decreased within 12 months of the reporting date.

The open tax years of the major companies of the Bancolombia Group are as follows:

Company	Open tax year

LOCAL SUBSIDIARIES

Bancolombia	2005 and 2007 - 2009
Leasing Bancolombia	2007 - 2009
Factoring Bancolombia	2007 - 2009
Fiduciaria Bancolombia	2008 - 2009
Banca de Inversión	2007 - 2009
Valores Bancolombia	2007 - 2009
Sufinanciamiento	2007 - 2009
Renting Colombia	2007 - 2009

FOREIGN SUBSIDIARIES
Banco Agrícola	2007 - 2009

b)	Employee benefit plans:

U.S. GAAP requires the recognition of pension costs based on actuarial computations under a prescribed methodology which differs from that used under Colombian GAAP. There are not plan assets under the employee benefit plan.

Pension Plan

In 1967, the Social Security Institute assumed the pension obligation for the majority of the Bank’s employees; however, employees who had more than ten years of service prior to that date continued participating in the Bank’s non-contributory unfunded defined benefit pension plan. Under this plan, benefits are based on length of service and level of compensation. As of December 31, 2009, there were nearly 894 participants (895 in 2008) covered by the Plan.

The measurement for pension plan obligations differs from Colombian GAAP to U.S. GAAP basically due to the fact that Colombia GAAP requires calculation of the estimated liability using the actuarial methodology and projection rates determined by the law, the actuarial assumptions, based on nominal discount, salary and pension increase rates, and the method of computing the net periodic pension costs. For U.S. GAAP purposes, actuarial valuation of pension plan are performed annually using the projected unit credit method in accordance with ASC 715.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Severance obligation

Under Colombian labor regulations, employees are entitled to receive one month’s salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations to permit companies, subject to the approval of the employees, to pay the severance obligation to their employees on a current basis. Law 50 from 1990 also enabled each worker freely to choose which pension fund would manage the amount accrued during the year of his/her severance pay. This amount must be transferred by headquarters to the pension funds no later than the following year.

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

As of December 31, 2009, there were 1,483 participants (1,548 in 2008) remaining in the original severance plan.

Upon to the merger, Conavi/Corfinsura did not have a defined benefit plan for their employees and they were not entitled to join the Bank’s defined benefit plan.

Retirement Premium Pension Plan

Under Colombian labor regulations, employers and employees are entitled to negotiate other compensations than benefit plans stated by the law by means of private agreements. As result of the agreement, for employees who are entitled to enjoy their pension assumed by Pension Funds, the Bank recognizes an additional liability as a  premium for once and only at the moment of the retirement date.UntilDecember31,2008, calculation of premium pension plan varies from Colombian GAAP to U.S. GAAP, because the latter is performed using actuarial valuations over a long-term period, while Colombian GAAP is prepared over the remaining years of the remaining private agreement ’s extension. In 2009, the calculation of the premium pension plan under Colombian GAAP was aligned with U.S. GAAP and the difference was eliminated.

Disclosure and calculation of differences under U.S. GAAP

	2009		2008		2007

Components of net periodic benefit cost
Service cost	COP	4,807	COP	5,039	COP	3,447
Interest cost		21,841		21,831		16,950
Amortization of prior service cost		1,217		1,217		131
Amortization of net transition obligation (Assets)		303		789		978
Amortization of net (gain) or loss		(2,587)		(3,412)		(3,470)
Recognition of pension premium (1)		-		23,534		-
Adjustment to be recognized
Net periodic pension cost under U.S. GAAP		25,581		48,998		18,036
Net periodic pension cost under Colombian GAAP		54,024		30,535		36,163
Difference to be recognized under U.S. GAAP	COP	28,443	COP	(18,463)	COP	18,127

(1) As of December 31, 2008, the Bank recognized accumulated reserves of prior years for pension premium plan using the actuarial methodology required by ASC 715.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

The combined costs for the above mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2009, 2008 and 2007, are summarized below:

	2009		2008		2007

Change in project benefit obligation
Unfunded benefit obligation at beginning of year	COP	154,056	COP	119,831	COP	111,587
Recognition of pension premium (1)		-		25,399		-
Service cost		4,807		5,039		3,447
Interest cost		21,841		21,831		16,950
Actuarial (gain)/loss		14,313		5,593		(655)
Effect of settlements (2)		-		-		(1,741)
Cost of plan amendment (3)		-		-		13,056
Benefits paid		(25,626)		(23,635)		(22,812)
Unfunded benefit obligation at end of year	COP	169,391	COP	154,058	COP	119,832

Accrued benefit cost under Colombian GAAP		(160,323)		(131,927)		(124,339)
Difference to be recognized under U.S. GAAP Stockholders’ equity	COP	(9,068)	COP	(22,131)	COP	4,507

(1)	As of December 31, 2008, the Bank recognized reserves for pension premium plan using the actuarial methodology required by ASC 715.
(2)	The effect of curtailment/settlement is related to the sale of Almacenar S.A.
(3)
Due to the retroactive effect of sentence 862/2006, Bancolombia was required to recognize pension benefit increases ranging from about 1% to more than 400% to approximately 123 retirees and beneficiaries. The increase in the Project Benefit Obligation as of December 31, 2007 due to this plan amendment is treated as prior service cost.

Under U.S. GAAP, Bancolombia S.A. applies the provisions of ASC 715, in respect of its defined benefits pension plans, detailed in “Note 31” of the Consolidated Financial Statements.

	2009		2008

Net Amount Recognized in the Consolidated Balance Sheet at December 31.
Statement of Financial Position
Noncurrent Assets	COP	-	COP	(2,489)
Current Liabilities		15,368		14,831
Noncurrent Liabilities		154,023		141,716
Amount Recognized in Financial Position	COP	169,391	COP	154,058

Accumulated Other Comprehensive Income
Net Actuarial Gain (Loss)	COP	(14,440)	COP	2,460
Net Prior Service (Cost)/Credit		(10,901)		(12,118)
Net Transition (Obligation) Asset		(1,109)		(1,412)
Total at December 31		(26,450)		(11,070)
Deferred income tax		9,258		3,671
Accumulated other comprehensive Income	COP	(17,192)	COP	(7,399)

The changes in of the Accumulated Other Comprehensive Income that took place during the years 2009 and 2008, are described as follows:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008
Increase or (decrease) in
Accumulated Other Comprehensive Income

Recognized during year - Transition Obligation/(Asset)	COP	303	COP	789
Recognized during year - Prior Service Cost/(Credit)		1,217		1,217
Recognized during year - Net Actuarial Losses/(Gains)		(2,587)		(6,417)
Occurring during year - Prior service cost		-		-
Occurring during year - Net Actuarial (Losses)/Gains		(14,313)		(2,588)
* Recognition of pension premium		-		(1,176)
Accumulated other comprehensive Income in current year	COP	(15,380)	COP	(8,175)

The Bank expects the following amounts in other comprehensive income to be recognized as components of net periodic pension cost during 2010:

Net transition obligation/(asset)	COP	303
Net prior service cost		1,217
Net loss/(gain)		(477)
Total	COP	1,043

The economic assumptions adopted are shown below in nominal terms. Those assumptions used in determining the actuarial present value of pension obligation and the projected pension obligations for the plan years, were as follows:

	2009	2008	2007

Discount rate	8.75%	9.75%	9.25%
Rate of compensation increases	6.00%	7.00%	6.00%
Rate of pension increases	4.50%	5.50%	5.00%

Estimated Future Benefit Payments

The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefits	Other Benefits(1)

Years 2015 - 2019	63,147	108,174
2014	12,496	16,903
2013	12,757	18,207
2012	12,550	14,662
2011	12,639	10,997
2010	13,012	16,019

(1) Includes Expected future benefit payments for Retirement premium pension plan and Leaving Indemnity plan.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

c)         Fixed assets:

The following table shows the adjustments for each item:

	Net Income
	2009	2008	2007
Items
Inflation adjustment	(1,026)	(1,914)	(151)
Capitalization of Interest Cost	(641)	15,862	-
Expense depreciation of the Fund “ See note 31(i) ”	(19,622)	-	-
Assets available for sale	(72)	548	-
Total	(21,361)	14,496	(151)

	Stockholders’equity
	2009	2008
Items
Inflation adjustment	35,598	36,624
Capitalization of Interest Cost	15,221	15,862
Recognition of premises and equipment, net of the Fund “See note 31 (i) ”	225,073	-
Assets available for sale	476	548
Total	276,368	53,034

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

Capitalization of Interest Cost

Under U.S. GAAP, the Bank has capitalized interest costs incurred during the construction of the administrative real state. The capitalized interest is amortized on a straight-line basis over the estimated useful life of the asset. Under Colombian GAAP, the interest costs were recorded as expenses in the Bank’s statement of operations.

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Under U.S. GAAP, long-held assets classified as held for sale to be recorded at the long of the book value less estimated costs to sell less and are not subject to depreciation.

d)	Revaluation of assets

In accordance with Colombian GAAP, reappraisals of a portion of the Bank’s premises and equipment, equity investments and other non-monetary assets are made periodically and recorded in offsetting accounts which are shown in the balance sheet under the asset caption “reappraisal of assets” and the stockholders’ equity in the balance sheet caption “Surplus from reappraisals of assets”.  The last revaluation was made in December 2009.  Under U.S. GAAP, reappraisals of assets are not permitted and thus balances are reversed.

e)	Allowance for loan losses, financial leases, foreclosed assets and other receivables

As established by the Superintendency of Finance, the methodology for evaluating loans and financial leases under Colombian GAAP, as discussed in Note 2 (i), is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentage estimates. Under both Colombian GAAP and U.S. GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to operations. Under Colombian GAAP troubled debt restructuring loans have the same characteristics than under U.S. GAAP.

Under U.S. GAAP (ASC 310-10-35), the Bank considers loans to be impaired when it is probable that all amounts of principal and interest will not be collected according to the contractual terms of the loan agreement. The allowance for significant impaired loans including troubled debt restructuring loans are assessed based on the present value of estimated future cash flows discounted at the current effective loan rate or the fair value of the collateral in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when future cash flows discounted at their original effective rate or collateral fair value is lower than book value.

In addition, if necessary, a specific allowance for loan losses is established for individual loans, based on regular reviews of large corporate non homogeneous loans exceeding COP 2,000, recent loss experience, credit scores, the risk characteristics of the various classifications of loans and other factors directly influencing the potential collectibility and affecting the quality of the loan portfolio.

To calculate the allowance required for smaller-balance impaired loans and unimpaired loans, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type and for homogeneous groups of clients established according underlying risk or other characteristics of each group. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

Many factors can affect the Bank’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.

Credit losses relating to loans, which may be for all or part of a particular loan are deducted from the allowance. The related loan balance is charged off in the year in which the loans are deemed uncollectible. Recoveries of loans and trade receivables previously charged off are credited to the allowance when received. The allowance is increased by provisions and recoveries of loans and leases, previously charged off, and is reduced by charged-off loans and leases deemed uncollectible.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

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

The following summarizes the allowance for loan and financial lease losses under Colombian GAAP and U.S. GAAP:

	2009		2008

Allowance for loans, financial lease losses and foreclosed assets under Colombian GAAP
Allowance for loans and financial lease losses	COP	2,431,666	COP	2,134,360
Allowance for accrued interest and other receivables		118,556		110,641
Allowance for foreclosed assets		177 ,870		179,827
	COP	2,728 ,092	COP	2,424,828
Allowance for loan losses under U.S. GAAP

Allowance for loans, financial lease, accrued interest losses and other related receivables (1)		2,740,501		2,089,940
Allowance for foreclosed assets		127 ,463		105,449
	COP	2,867 ,964	COP	2,195,389
Difference to be recognized as an adjustment to Colombian GAAP stockholders’ equity	COP	(139,872)	COP	229,439

(1)
For 2009, the allowance for loans, financial lease, accrued interest losses and other related receivables under U.S.GAAP differs by COP 79,327 from the amount of COP 2,819,828 registered in the Supplemental Consolidated Condensed Balance Sheets on the line:  Allowance for loans, financial leases losses and other receivables. This difference corresponds to the following lines that impact the allowance for loan losses under U.S.GAAP and are included in these reconciliation lines: Lessor accounting COP 2,228; Securitization non-performing loans COP 1,526; Business Combinations COP 70,160 and Interest recognition on non-accrual loans COP 5,413.

	2009(1)		2008		2007
Difference recognized in net income under U.S. GAAP
Allowance for loans, financial lease losses and other receivables	COP	(345,338)	COP	(314,101)	COP	(45,780)
Allowance for foreclosed assets		(19,522)		(24,698)		(24,029)
	COP	(364,860)	COP	(338,799)	COP	(69,809)

(1)
For 2009, the difference of COP (369,311) between the reconciliations for the years 2009, COP (139,872), and 2008, COP 229,439, that are recognized as adjustments to Colombian GAAP stockholders’ equity is different from the difference recognized in net income under U.S. GAAP COP (364,860) in the amount of COP (4,451) due to the comprehensive income derived from the reconciliation of foreclosed assets of Banco Agrícola and Asesuisa.

An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP during the year ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007

Provision at the beginning of the period	COP	2,089,940	COP	1,055,697	COP	507,641
Provision for credit losses (1)		1,454,076		1,466,085		678,967
Foreign Currency translation and other adjustments		(40,457)		47,512		(29,129)
Charge-offs		(980,755)		(577,123)		(191,779)
Recoveries of charged-off loans		214,251		108,143		89,997
Reclassifications		3,446		(10,374)		-

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008		2007

Provision at the end of the period	COP	2,740,501	COP	2,089,940	COP	1,055,697

Gross Loans and financial leases		42,041,974		44,642,570		37,702,624

Provision at the end of the period as a percentage of gross loans		6.52%		4.68%		2.80%

Provision for credit losses as percentage of gross loans		3.46%		3.28%		1.79%

(1)
For 2009, the provision for credit losses differs by COP 75,763 from the amount of COP 1,378,313 registered in the Supplemental Consolidated Condensed Statements of Operations on the line: Provision of loans, leases and other receivables. This difference corresponds to: a) The amount of COP (64,723) to the following lines that impact the allowance for loan losses under U.S.GAAP and are included in this reconciliations lines: Lessor accounting COP (2,301); Securitization non-performing and performing loans COP (20,403); Business Combinations COP (33,730) and Interest recognition on non-accrual loans COP (8,289) and b) Reclassifications of recoveries of charged-offs loan in the amounts of COP (11,040) from Securitization.

The recorded investments in impaired loans were approximately COP 3,657,170 and COP 2,680,199 for the years ended December 31, 2009 and 2008, respectively, and the related allowance for loan losses on those impaired loans totaled COP 1,618,824 and COP 1,069,136, respectively.

The average recorded investments in impaired loans were approximately COP 3,168,685 and COP 2,178,484 for the years ended December 31, 2009 and 2008, respectively, and the related allowance for loan losses on those impaired loans totaled COP 1,343,980 and COP 698,558, respectively.

The interest income that would have been recorded for impaired loans in accordance with the original contractual terms amounted to COP 398,883 and COP 458,710 for the year ended 2009 and 2008 respectively.

For the years ended December 31, 2009, 2008 and 2007, the Bank recognized interest income of approximately COP 158,645, COP 89,917 and COP 26,592  respectively, on such impaired loans.

The small balances-homogeneous loans evaluated under ASC 450 methodology amounted to COP 38,384,804 and COP 41,962,372 for the years ended December 31, 2009 And 2008, respectively

Foreclosed assets

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

For moveable assets, the provision is equal to 35% of the value of the asset at the time of acquisition and must be constituted in proportional monthly installments within the first year following receipt. Said provision must be increased an additional 35% within the second year following receipt of the asset. Once the legal term for sale has expired without authorization to extend, the provision must be 100% of the book value of the asset prior to provisions. In case the term extension is granted, the remaining 30% of the provision may be constituted within said term.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Under U.S. GAAP, personal and real property received as payment or settlement on a loan is recorded at the lower of is carrying amount or fair value less cost to sell. Gains or losses from the realization of foreclosed assets are included in the statement of operations. Assets received in lieu of payment that are not expected to be sold within a year recorded as fixed assets.

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

g)	Interest recognition – non-accrual loans

For Colombian GAAP purposes, the Bank established that commercial, consumer and microcredit loans that are past due more than 30 days and mortgages that are past due more than 60 days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until such time that the customer does proceed to cancel.

For U.S. GAAP purposes accrual of interest income is discontinued once a loan becomes more than 90 days past due   While the loan is on non-accrual status interest is generally recognized as income on a cash basis unless collection of principal is doubtful, in which case, cash collections are applied against unpaid principal balance.

h)	Deferred charges

For Colombian GAAP purposes, the Bank has deferred certain pre-operating expense, and other charges, which are expenses as incurred under U.S. GAAP.

The cost of issuance of shares and bonds is recorded by the Bank as a deferred charge and amortized on a monthly basis over a term of three (3) years. Nevertheless, under U.S. GAAP (ASC 350-40), the cost of issuance of bonds must be amortized during the period of maturity of the issue, and the cost of issuance of shares must be recorded as less value of the additional paid in capital.

Under Colombian GAAP, the payroll-related costs for employees who are directly associated with the software project, is recorded by the Bank as a expense. Under U.S. GAAP the payroll - related costs are capitalized during the application development stage in accordance with ASC 350-40-25.

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

Under U.S. GAAP, investment in equity securities that have readily determinable market values and debt securities are accounted for as follows:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

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

The difference between fair value and the amortized cost of these securities corresponds to an unrealized loss of COP 32,778 and COP 10,612 at December 31, 2009 and 2008, respectively.

The Colombian Government offers to the holders of certain securities issued by the Colombian Government to exchange short-term by long-term securities in 2006, as a part of Government’s plan to restructure the maturity of its internal debt. The Bank swapped securities, previously classified as held-to-maturity under Colombian GAAP, with securities with a longer term at cost plus accrued and unpaid interest and classified them as trading under Colombian GAAP. The Bank did not intend to hold the new securities until the new maturity date. Under U.S. GAAP, the Bank reclassified the remaining securities previously classified as held-to-maturity, to available-for-sale and recorded the difference between the carrying value and the market value, in other comprehensive income. The swap of the securities was authorized by the Superintendency of Finance and therefore under Colombian GAAP, the Bank did not have to change the classification of its remaining held-to-maturity portfolio.

Foreign Exchange Gains and Losses on Debt Securities Available For Sale

Under Colombian GAAP, movements resulting from changes in foreign currency exchange rates on available for sale debt securities are reflected in the consolidated statements of operations. Under U.S. GAAP, changes in the fair value of available for sale debt securities as a result of changes in foreign currency exchange rates is reflected in stockholders’ equity

The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as available for sale under U.S. GAAP are shown below:

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale - Debt securities
December 31, 2009
Securities issued or secured by Colombian government	COP	723,728	COP	5,859	COP	(71,387)	COP	789,256
Securities issued or secured by government entities		821,725		112		(6,948)		828,561
Securities issued or secured by other financial entities		505,339		25,781		(12,257)		491,815
Securities issued or secured by foreign governments		738,912		29,397		(2,332)		711,847
Securities issued or secured by the El Salvador Central Bank		810,317		905		(1,197)		810,609
Other investments		181,926		6,665		(983)		176,244
Total	COP	3,781,947	COP	68,719	COP	(95,104)	COP	3,808,332

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale - Debt securities
December 31, 2008
Securities issued or secured by Colombian government	COP	942,994	COP	1,529	COP	(117,012)	COP	1,058,477
Securities issued or secured by government entities		435,515		96		(10,868)		446,287
Securities issued or secured by other financial entities		407,369		16,132		(820)		392,057
Securities issued or secured by foreign governments		684,404		7,494		(36,854)		713,764
Securities issued or secured by the El Salvador Central Bank		669,629		4		(723)		670,348
Other investments		47,795		2,686		(446)		45,555
Total	COP	3,187,706	COP	27,941	COP	(166,723)	COP	3,326,488

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
December 31, 2009
Inmobiliaria Cadenalco	COP	4,912	COP	2,421	COP	-	COP	2,491
Bolsa de Valores de Colombia		27,316		23,593		-		3,723
Total	COP	32,228	COP	26,014	COP	-	COP	6,214

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
December 31, 2008
Inmobiliaria Cadenalco	COP	4,552	COP	2,065	COP	-	COP	2,487
Bolsa de Valores de Colombia		16,082		2,299		-		13,783
Total	COP	20,634	COP	4,364	COP	-	COP	16,270

The scheduled maturities of debt securities at December 31, 2009 were as follows:

	Available for sale
	Amortized		Fair
	cost		value

Due in one year or less	COP	2,151,276	COP	2,142,767
Due from one year to five years		704,507		687,967
Due from five years to ten years		641,970		632,137
Due more than ten years		310,579		319,076
Total	COP	3,808,332	COP	3,781,947

The Bank is not required under Colombian GAAP to disclose the proceeds from the sale of investment securities or the gains or losses resulting from such sales.  As a result, it is not feasible to obtain that information for U.S. GAAP purposes.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Unrealized Losses Disclosure

Investments that have been in a continuous unrealized loss position for less than 12 months are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
December 31, 2009

Securities issued or secured by Colombian government	COP	74,448	COP	(4,290)	COP	78,738
Securities issued or secured by government entities		817,388		(6,914)		824,302
Securities issued or secured by other financial entities		81,766		(10,445)		92,211
Securities issued or secured by foreign governments		327,594		(2,332)		329,926
Securities issued or secured by the El Salvador Central Bank		616,386		(625)		617,011
Other investments		40,739		(983)		41,722
Total	COP	1,958,321	COP	(25,589)	COP	1,983,910

Investments that have been in a continuous unrealized loss position for 12 months or longer are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
December 31, 2009

Securities issued or secured by Colombian government	COP	436,758	COP	(67,097)	COP	503,855
Securities issued or secured by government entities		211		(34)		245
Securities issued or secured by other financial entities		37,168		(1,811)		38,979
Securities issued or secured by the El Salvador Central Bank		26,706		(573)		27,279
Total	COP	500,843	COP	(69,515)	COP	570,358

The amount of realized gain or loss on trading securities included in earnings during 2009 and 2008 was COP 261,094 and COP 491,879, respectively.

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
the intent and ability of the Bank to retain its investment in the issuer for a period of time that allows for any anticipated recovery in market value for Colombian GAAP purposes. Under U.S. GAAP, the Bank evaluates the intention to sell an impaired debt security and the likelihood that will be required to sell the debt security before the recovery of its amortized cost

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

The Bank also takes into account changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

Under U.S. GAAP, when an entity  intends to sell an impaired debt security or it is more likely than not it will be required to sell prior to recovery of its amortized cost basis, an other than temporary impairment (“OTTI”) is deemed to have occurred. In these instances, the OTTI loss is recognized in earnings equal to the entire difference between the debt security’s amortized cost basis and its fair value at the balance sheet date.

When an entity does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell prior to recovery of its amortized cost basis, the entity must determine whether it will recover its amortized cost basis. If it concludes it will not, a credit loss exists and the resulting OTTI is separated into the amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (OCI)

The guidance requires that the total OTTI (difference between the fair value and the amortized cost of the debt security) be presented in the statement of earnings with an offset in a separate line item for any amount of the total OTTI that is recognized in OCI.

The substantial majority of the investments in an unrealized loss position for 12 months or more are primarily mandatory securities issued or secured by the Colombian Government, denominated in pesos and Unidad de Valor Real (the “Real Value Unit” or “UVR”). These securities were issued with a fixed interest rate and average maturity in less than eight years. The Bank has determined that unrealized losses on investments at December 31, 2009 are temporary in nature because it does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost and expects to recover the entire amortized cost basis of the securities.

As of December 31, 2009, 612 investment securities presented gross unrealized losses.

Derivative instruments:

  U.S. GAAP requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded in the statements of operations. As of December 2008, under Colombian GAAP the Bank accounted for a portion of their swaps contracts at their cost basis and the fair value of the asset and liability leg of the derivatives are recorded as rights and commitments separately in the balance sheet see “Note 8. Customers’ Acceptances and Derivatives”.

During 2009, the Bank has applied the External Circular No.  025 titled “Subrogation of instructions regarding derivatives and structured products as contained in Chapter 18 of the Basic  Accounting and Financial Circular as well as the issuance of the transition regime applying to said instruments and products" published by the Colombian Superintendency of Finance in 2008. The new framework for measuring fair value under Colombian GAAP is substantially consistent with ASC 820 Fair Value Measurement, except for considerations about own credit risk, counterparty risk and valuation of collaterals.

The Bank enters into these derivative contracts relating to listed futures and forwards, OTC swaps, forwards, options and other derivatives referencing, interest rates and currencies. The Bank uses these instruments for trading, customer needs, asset and liability management.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

•
Trading Purposes—Customer Needs – The Bank offers its customers derivatives in connection with their risk-management actions to transfer, modify or reduce their interest rate, foreign exchange and other market/credit risks or for their own trading purposes. As part of this process, the Bank considers the customers’ suitability for the risk involved, and the business purpose for the transaction. The Bank also manages its derivative-risk positions through offsetting trade activities, controls focused on price verification, and daily reporting of positions to senior managers.

•	Trading Purposes—Own Account – The Bank trades derivatives for its own account. Trading limits and price verification controls of interest rates and foreign exchange are key aspects of this activity.

•
Economical Hedges—The Bank uses derivatives in connection with its risk-management activities to hedge certain risks or reposition the risk profile of the Bank. For example, the Bank may issue debt in non-Colombian Pesos denominated debt and then enter into derivative to receive foreign currency and pay Colombian Pesos, whenever possible with the same tenor and notional amount aiming to reduce the foreign exchange exposure. Derivatives are also used to manage risks inherent in specific groups of on-balance sheet assets and liabilities, including investments, corporate and consumer loans, deposit liabilities, as well as other interest-sensitive assets and liabilities. In addition, foreign-exchange contracts are used to hedge non-Colombian Peso denominated debt, foreign currency-denominated available for sale securities, net capital exposures and foreign-exchange transactions. The Bank does not apply hedge accounting for those transactions under U.S. GAAP.

Derivatives may expose the Bank to market, credit or liquidity risks in excess of the amounts recorded on the balance sheet. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction where the value of any collateral held is not adequate to cover such losses. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

In connection with its derivative activities, the Bank enters into master netting agreements and collateral arrangements with counterparties. These agreements provide the Company with the ability to offset a counterparty’s rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default. The Bank usually does not take possession of collaterals only in exceptional cases of default accordingly colombian rules.

The tables below present the financial position of the derivatives contracts as of December 31, 2009 and 2008 and their gain and loss recognised in the statement of operations as well as the volume of operations:

	Asset						Liability
	2009			2008			2009		2008
Derivatives not designated as hedging instruments	Balance sheet location	Fair Value		Balance sheet location	Fair Value		Balance sheet location	Fair Value	Balance sheet location	Fair Value
	COP
Interest rate contracts	Other assets		(805)	Other assets		53,161	Other liability	24,791	Other liability	(44,188)
Foreign exchange contracts	Other assets		370,176	Other assets		472,310	Other liability	(241,045)	Other liability	(429,680)
TOTAL (COP)			369,371			525,471		(216,254)		(473,868)

	2009			2008
Collaterals		COP	71,604		COP	121,167

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

		2009		2008
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized in income on Derivative	Amount of gain or loss recognized in income on derivative

	Interest income (expenses)	COP	20,181	COP	28,264
	Foreign currency gain (loss) (1)		408,320		(52,704)
		COP	428,501	COP	(24,440)

(1)
In June 2008, the Colombian Superintendency of Finance published External Circular No.  025 for the purpose of adjusting its rules and regulations as well as issuing instructions as a result of the integral reform made to the rules and regulations governing operations carried out with derivatives and structured products. As of December 2008, the Bank accounts for a portion of their swaps contracts at their cost basis for colombian purposes and the adjustments in carrying value related to the change in methodology required by Circular 025 had been capitalized  according to instructions given by Colombian Superintendency of Finance. Under U.S. GAAP, the Bank recognized the adjustment in results of operations. During 2009, the related amount was amortized completely under Colombian GAAP.

Due to lower interest rates and its subsequent effect in the yield curves, the Bank’s earnings from its interest rate SWAP portfolio benefited  significantly and totaled COP 80,618 in 2009. Likewise, earnings from forwards in foreign currency benefited from the appreciation in the Colombian Peso, given that the Bank maintained a short position against the USD dollar during most of the year. As a result, earnings from forwards in foreign currency increased COP 15,600 in 2009 compared with 2008.

	2009		2008
Derivatives not designated as hedging instruments	Notional amounts as of December 31,

Interest rate contracts	COP	2,718,149	COP	5,587,580
Foreign exchange contracts		14,952,640		14,207,263
	COP	17,670,789	COP	19,794,843

Balance sheet classification:

Under Colombian GAAP, the Bank’s derivative instruments are grouped and presented net as either an asset or a liability.

U.S. GAAP restricts the ability to offset where the right of set-off exists between two parties (that is, where a debtor-creditor relationship exists). Typically, under U.S. GAAP, financial assets and liabilities can be offset and the net amount reported in the balance sheet when (a) each of two parties owes the other determinable amounts, (b) the reporting party has the right to set off the amount owed with the amount owed by the other party and (c) the right to set-off is enforceable by law. The Bank has elected for net presentation of derivative instruments.

Consequently, certain assets and liabilities are presented gross in the U.S. GAAP condensed balance sheet, with no effect on net income or stockholders’ equity.

Fondo Inmobiliario Bancolombia (“Fund”)

In 2008, the Bank and Superamericana Group, created Fondo de Capital Privado Colombia Inmobiliana (the “Fund”), with the purpose of investing in real estate property. As a result during the years 2008 and 2009 the Bank and Suramericana Group transferred real estate property amounting COP 50,961 and COP 36,840 respectively.

Under Colombian GAAP, the interest in participations of funds are classified as equity securities as trading, available for sale or held to maturity. The interest in the Fund in the amount of COP 153,071 and 26,317 were classified as trading, available for sale or held to maturity. The interest in the Fund in the amount of COP 153,071 and COP 26,317 were classified as trading and available for sale in December 31, 2009 and 2008, respectively. Furthermore, under Colombian GAAP there is no specific guidance for consolidation of variable interest entities and therefore, the consolidation analysis is based solely on the voting rights concept, under which the condition for a controlling financial interest, is ownership of over 50% of the outstanding voting shares. In 2008, the Bank held 63.65% of voting interest in the Fund, and therefore consolidated the assets, liabilities and results of operations of the Fund.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

During 2009, the Bank ceased consolidating the Fund under Colombian GAAP due to the entrance of other investments from third parties in the Fund and the consequential lack of control through direct voting rights. Upon deconsolidation, the Bank recorded this investment at fair value with changes recognized in equity for Colombian GAAP purposes. Accordingly, for the year ended December 31, 2009, the increase of COP 100,776 in the fair value of these investments has been reversed, and all the assets the liabilities of the Fund are being consolidated in the financial statements of the Bank for US GAAP purposes.

Under U.S. GAAP and as of December 31, 2008 and 2009, the Bank has identified this Fund as a variable interest entity. The Bank is the primary beneficiary of the investment in this entity. The Bank is the primary beneficiary because its beneficial interests together with its related parties (Superamericana Group) absorb the majority of the VIE’s expected losses. In addition, the Bank is also the related party most closed related with the VIE because one of its subsidiaries manages the daily operations. Hence, the assets of the Fund, as well as its liabilities and results of operations were included in the consolidated financial statements of the Bank for the years ended December 31, 2008 and 2009. The Bank recognizes non controlling interest in the amount of COP 135,309.

The Fund can sell the assets acquired and contributed to the Fund. As of December 2009, the Fund reported assets amount to COP 225,073.

The Bank has also provided a loan to the Fund in order to acquire properties from non-related parties. The loan amounted to COP 45,678 and COP 87,619 as of 31 December 2009 and 2008, respectively. The Bank is not required to provide financial support to the Fund and to absorb losses in excess of its investment.

The table below presents a summary of the assets and liabilities consolidated by the Bank as of December 31:

	2009		2008			2009		2008
Assets					Liabilities
Premisses and equipments, net	COP	225,073	COP	140,798	Other liabilities	COP	10,431	COP	16,728
Other assets		8,422		2,771	Noncontrolling interest		135,309		14,176
					Stockholders’ equity		87,755		112,665
	COP	233,495	COP	143,569		COP	233,495	COP	143,569

The following table is a summary of the adjustments to consolidated net income and consolidated stockholders’ equity as a result of differences between Colombian GAAP and U.S. GAAP:

Consolidated net income	2009		2008		2007

Investments	COP	(12,449)	COP	28,978	COP	2,453
Derivatives		159,284		(162,055)		(1,627)
Changes in foreign currency exchange rates		8,364		(8,315)		(10,016)
Consolidation of the Fund		(132,760)		-		-
	COP	22,439	COP	(141,392)	COP	(9,190)

Consolidated stockholder’s equity	2009		2008

Investments	COP	(9,293)	COP	(74,758)
Derivatives		(4,554)		(163,837)
Consolidation of the Fund		(200,975)		-
	COP	(214,822)	COP	(238,595)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

j)	Investment in unaffiliated companies.

Under Colombian GAAP, stock dividends are recorded as income: under U.S. GAAP, dividends paid in the form of additional shares of common stock are not recorded as income. Instead, the costs of the shares previously held are allocated equitably to the total shares held after receipt of the stock dividend. When any shares are later disposed of, a gain or loss is determined on the basis of the adjusted cost per share.

k)	Investments in affiliates.

Under Colombian GAAP, investment in affiliates are recorded at cost and classifed as available for sale.

The difference between the cost and equity participation is recorded as reappraisal of assets in assets and stockholders’ equity. This reappraisal is reversed for U.S. GAAP purposes.

Under U.S. GAAP, an investment in non-marketable equity securities is recorded using the equity method when the investor can exercise significant influence or using the cost method when significant influence cannot be exercised.

l)	Lessor accounting

Certain of the Bank’s subsidiaries lease assets to third parties under non-cancelable lease arrangements. These lease arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures and their terms range between three and five years.

Under Colombian GAAP, for financial entities, leases are classified as either financial leases or operating leases. Goods provided through leases to third parties with a purchase option are recorded in the loan portfolio.  Goods provided through operating leases are recorded as property, plant and equipment. For both types of leasing, the initial measurement represents the value to be financed of the good to be leased (that is, the acquisition or construction cost) and the value of the improvement and expenses that can be capitalized, which represent a greater value of the lease operation to be financed.

Under U.S. GAAP, a net investment in direct financing leases would be established in an account representing the present value of the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor.

In addition, certain of the Bank’s subsidiaries. Renting Colombia, Arrendadora Financiera and Leasing Bancolombia, applied a specific provision of Colombian GAAP for leases. Under this regulation, leases are classified as operating leases, even if the contracts were signed with a purchase option. Under U.S. GAAP, certain contracts are classified as financial leasing after applying the criteria established in ASC 840.

The following lists the components of the net investment in direct financial leases as of December 31, 2009 and 2008:

	2009		2008

Total minimum lease payments to be received	COP	6,975,506	COP	7,373,767
Less: Allowance for uncollectibles (1)		(200,757)		(138,776)
Net minimum lease payments receivable		6,774,749		7,234,991
Estimated residual values of leased property		649,567		605,645
Less: Unearned income		(1,745,677)		(2,139,888)
Net investment in direct financial leases	COP	5,678,639	COP	5,700,748

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

(1)
The allowance for uncollectibles is registered in the Supplemental Consolidated Condensed Balance Sheets See “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP– c) Supplemental Consolidated Condensed Financial Statements under U.S.GAAP – Supplemental Consolidated Condensed Balance Sheets –Allowance for loans, financial leases losses and other receivables”.

The following schedule shows the future minimum lease payments to be received on direct financial leases and operating leases for each of the next five years and thereafter.

Year Ended December 31,	Financial leases		Operating Leases
2010	COP	330,912	COP	165,323
2011		826,438		130,867
2012		1,189,087		76,617
2013		996,535		30,397
2014		1,086,729		13,918
Later years, through 2015		2,545,805		4,089

Total minimum future lease payments to be received	COP	6,975,506	COP	421,211

m)	Business combinations

Purchase method of accounting

With regard to a business combination, the purchase method of accounting under U.S. GAAP requires that (i) the purchase price be allocated to the identifiable acquired assets and liabilities on the basis of fair market value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs include the income of the acquired company after the date of acquisition and (iii) the costs directly related to the purchase of a business combination be included as a cost of the acquisition and, therefore, recorded as a component of goodwill.

With regard to a business combination, the purchase method of accounting under Colombian GAAP requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of income of the acquiring company for the period in which a business combination occurs include the income of the acquired company as if the acquisition had occurred on the first day of the reporting period and (iii) the costs directly related to the purchase business combination not be considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by management.

Each of the Banagrícola S.A. and Factoring Bancolombia acquisitions were accounted for using the purchase method under Colombian GAAP, in accordance with the methodology suggested by the Superintendency of Finance.

Banagrícola S.A.

In May 2007, Bancolombia Panamá S.A. acquired 89.15% of Banagrícola S.A. (“Banagricola”). Banagrícola’s stockholders agreed to sell 16,817,633 of the total 18,865,000 outstanding shares. The purchase price was US$ 0.04704479 per share for a total of US$ 791,182.

Simultaneously with the acquisition, the Bank had signed an agreement with Bienes y Servicios S.A. (BYSSA), formerly Banagrícola major stockholder, which included a call and written put option. The options were exercised in December 2007 and as a consequence the Bank acquired the shares representing 9.59% of interest in Banagrícola for an aggregate purchase price of approximately US$ 87,700 (US$ 0.04845024 per share).

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Bancolombia Panamá S.A. continued purchasing shares from Banagrícola’s minority stockholders and at December 31, 2007 held an interest of 98.90% of Banagrícola’s total stockholders’ equity.

During 2008 and 2009, Bancolombia Panamá S.A. acquired 0.21% and 0.04% respectively of Banagrícola S.A. (“Banagricola”). The purchase price was of approximately US$ 2,278. The excess of purchase price amounted to US$ 1,449 was assigned to all other segments. With this acquisition Bancolombia Panamá S.A. at December 31, 2009 held an interest of 99.16% of Banagrícola’s total stockholders’ equity.

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

The following tables summarize the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Fair value of assets acquired and liabilities assumed under U.S. GAAP from Banagrícola during 2007
Total Purchase Price	COP	1,816,219
Assets acquired		7,072,642
Premises and equipment, net		188,500
Liabilities assumed		6,457,732
Net Assets Acquired	COP	803,410
Excess of cost over the fair value of acquired net assets		1,012,809
Intangible Assets		365,849
Goodwill	COP	646,960

m.i) Goodwill

Under U.S. GAAP, from January 1, 2002, the Bank no longer amortizes goodwill, but it is subject to an annual impairment test.

Under ASC 350, the goodwill impairment analysis is done in two steps. The first step requires a comparison of the fair value of the individual reporting unit to its carrying value including goodwill. If the fair value of the reporting unit is in excess of the carrying value, the related goodwill is considered not to be impaired and no further analysis is necessary. If the carrying value of the reporting unit exceeds the fair value, there is an indication of potential impairment and a second step of testing is performed to measure the amount of impairment, if any, for that reporting unit.

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Under Colombian GAAP, goodwill derived from business combinations effective before October 2006 was amortized over a maximum period of ten years. In business combinations that occurred after October 2006, the resulting goodwill is recorded as a deferred charge and amortized on a monthly basis on the administrative and other expenses account over a term of twenty (20) years, unless the supervised entity voluntarily selects a shorter period of amortization. Up to December 31, 2007, goodwill was amortized using the exponential method. Under this method, the charge for amortization is increased exponentially every year. Since January 2008, the straight-line method has been used to amortize goodwill, since the Bank believes that this method provides a better association between the revenues and expenses corresponding to this investment.

Under Colombian GAAP, in the case of goodwill acquired by the Bank and its subsidiaries before the date when the new regulation came into full force in year 2007, the amortization term was maintained in five years, ten years, three years for goodwill recorded in the subsidiaries Banagrícola S.A. and Inversiones Financieras Banagrícola S.A., respectively, as permitted by the Superintendency of Finance at the acquisition date.

For purposes of the impairment goodwill test under ASC 350, derived from acquisition of Banagricola, management has considered Banco Agricola, AFP Crecer and Aseguradora Suiza Salvadoreña each as a single reporting unit, taking into account the nature of the products and services of these subsidiaries, the methods used to provide their services, the regulatory environment in El Salvador, and the manner in which the subsidiaries operate their business and their operations.

Under U.S. GAAP, the Bank has performed the required impairment test of each reporting segment’s goodwill and concluded that there was impairment of Factoring Bancolombia's goodwill. The impairment loss has been recorded to the extent of carrying amount of the goodwill. Therefore, the Bank reversed the amortization of goodwill from Colombian GAAP.

The activity of the goodwill and intangible assets under U.S. GAAP during the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007

Goodwill U.S. GAAP
Balance at beginning of year	COP	1,422,330	COP	1,382,159	COP	577,535
Reclassifications		-		(40,690)		132,243
Additions		4,047		2,947		636,186
Impairment		(7,787)		-		-
Foreign currency adjustment		(64,058)		77,914		36,195
Balance at end of year	COP	1,354,532	COP	1,422,330	COP	1,382,159
Goodwill under Colombian GAAP		855,466		1,008,089		973,699
Difference to be recognized under U.S. GAAP		499,066		414,241		408,460
Recognized as
Stockholders’ equity		327,809		242,843		276,217
Revaluation of assets	COP	171,257	COP	171,398	COP	132,243

Goodwill under U.S. GAAP by segments as of December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
Goodwill U.S. GAAP
Corporate and Governmental Banking	387,436	399,583	333,661
Retail and Small Business Banking	644,157	694,508	657,496

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008		2007
Treasury		-		-		122,446
Offshore Commercial Banking		31,534		31,534		31,534
Leasing		54,238		54,238		54,238
All other segments (1)		237,167		242,467		182,784
Total Goodwill	COP	1,354,532	COP	1,422,330	COP	1,382,159

(1)	This segment includes trust, brokerage, insurance, pensions, construction banking and corporate headquarters

m.ii) Intangible Assets

m.ii.1) Banagrícola S.A

Under U.S. GAAP COP 365,849 of acquired intangible assets, COP 15,092 was assigned to registered brands that are not subject to amortization and COP 177,451 was assigned to brands, deposits, customers relationship and others.  The acquired intangible assets subject to amortization have a weighted-average useful life of approximately 12 years.

The following are the descriptions for each intangible asset valued.  A detailed breakdown of intangibles values is shown above in the goodwill and intangible assets section:

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

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

The deposits of Banco Agrícola S.A and Banco Agrícola Panamá S.A include the following categories of checking accounts, saving deposits and time deposits:

•	Retail banking

•	Commercial banking

•	Offshore commercial banking.

The activity of the Bank’s intangible assets during the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007

Intangible Assets
Balance at beginning of year	COP	468,546	COP	487,691	COP	142,099
Additions		-		-		365,849
Reclassifications (1)		-		45,951		-
Amortization		(67,451)		(79,578)		(42,063)
Impairment		-		(26,555)		-
Foreign currency translation adjustment (2) (3)		(31,861)		41,037		21,806
Balance at end of year	COP	369,234	COP	468,546	COP	487,691

(1)	It corresponds to the recognition of the brand of Banco Agrícola from goodwill to intangible of finite life as a result of the initial decision of the Bank’s management.
(2)	The foreign currency translation adjustment for the amortization expense amounts COP 8,248.
(3)	The foreign currency translation adjustment for the carrying amount is COP 40,109.

Intangible assets were as follows:

	December 31, 2009				December 31, 2008
	Gross carrying amount		Accumulated amortization	Impairment	Gross carrying amount		Accumulated amortization	Impairment

Non-Amortizable intangible assets	COP	-	-	-	COP	26,555	-	26,555
Amortizable intangible assets (1)	COP	576,095	206,861	-	COP	616,204	147,658	-

(1)	Factoring Bancolombia’s intangible asset was totally amortized in 2009. It was not impaired.

The following table shows the intangible assets gross carrying amount, detailed with their respective useful lives:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	December 31, 2009		Weight useful life (months)

Brands	COP	48,526	60
Service asset		6,206	169
Asset management		30,004	125
Benefit associated to Loans		77,354	201
Core Deposits		125,319	151
Customer relationship Conavi and Corfinsura		22,400	105
Customer relationship Factoring Bancolombia		7,267	48
Customer relationship Conglomerado Banagrícola		181,440	159
Value of business acquired		72,996	120
Others		4,583	105
TOTAL	COP	576,095

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending December 31,	Aggregate amortization expense
2014	COP	32,893
2013		36,490
2012		45,731
2011		57,444
2010		61,784
Total	COP	234,342

m.iii) Fair value of assets and liabilities acquired

Under U.S. GAAP, the primary financial statements allocate the fair value adjustments to each of the respective assets and liabilities.

The following is a detail of the adjustments to the Stockholders’ Equity related to Banagrícola S.A. business combination:

Fair value of fixed and foreclosed assets

The difference between the fair value of fixed and foreclosed assets and their book value is adjusted by the effect of the depreciation and by the effect of sales and written-offs.

Fair value of time deposits, long-term debt and loans

The difference between the fair value of loans, time deposits and long-term debt and their book value is adjusted by the effect of the amortization of the discount or the premium during the estimated average life of these assets and liabilities.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Securitization of non-performing loans

Under U.S. GAAP securitization of non-performing loans carried out by Banco Agrícola S.A., does not meets the definition criteria of transfers of financial assets by sale. The adjustment corresponds to the recognition of a secured borrowing under U.S. GAAP which under Colombian GAAP is not accounted for.

n)	Securitization

Transfers of financial assets

The Bank securitizes performing and non-performing mortgages loans using different securitization vehicles.

The Bank transfers performing and non-performing mortgages to (SPE) Special Purpose Entities, which are not related parties. The special purpose entities issue notes (debt securities) and use the proceeds to buy the mortgage portfolio from Bancolombia and other Colombian banks. In a securitization, various classes of debt securities may be issued and are generally collateralized by the transferor.

The securitized loans may be serviced by the Bank or by third parties. The Bank may also retain interest in the form of the securities acquired and fees on the securitized receivable.

Under Colombian GAAP, the securitization of performing and non-performing mortgage loans, is recorded as sales of financial assets and therefore, securitized loans have been removed from the Bank’s balance sheet. Additionally, the Bank recognizes in the income statement at the moment of the operation the difference between the book value of the securitized portfolio and the value received.

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

If the trust’s activities are sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the trust is not consolidated by the seller of the transferred assets. Additionally, under ASC 810 Consolidation, if trusts other than QSPEs meet the definition of a variable interest entity (VIE), we must evaluate whether we are the primary beneficiary of the trust and, if so, we must consolidate it.

For U.S. GAAP purposes, since the activities of these vehicles are not sufficiently restricted to meet certain accounting requirements in order to be considered a QSPE, these vehicles were deemed variable interest entities in accordance with ASC 810 and therefore, in those cases where the Bank holds the majority of the residual interests in these vehicles, the Bank concluded to be the primary beneficiary, as the party that expects to absorb the majority of the expected losses of such vehicles.

The table below presents a summary of the assets and liabilities of VIEs which have been consolidated on the Bank’s balance sheet at December 31, 2009 and 2008:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008
Assets	COP	2,696,829	COP	1,866,211
Liabilities		1,428,353		873,056

The allowance for loan losses represents the management’s estimate of probable losses inherent in the portfolio. The allowance for loan losses is calculated based on criteria described in e) Allowance for loan losses, financial leases, foreclosed assets and other receivables.

The Bank did not provide any additional financial support to these VIEs or others during 2009. Further, the Bank does not have any contractual commitments or obligations to provide additional financial support to these VIEs or others. The investors on debt securities issued by the securitization entities have no recourse to other assets of the Bank.

The Bank received servicing fees from Titularizadora Colombiana S.A. (structuring) of COP 20,490 and COP 15,501 for the year ended 31 December 2009 and 2008, respectively. The Bank believes that the fees reflect an adequate compensation for the services and are priced based on market competitors.

Cash flows received from securitization entities for the year ended 31 December 2009 and 2008 amounted to COP 200,914 and COP 141,821, respectively.

The difference between the maximum exposure to loss of the Bank and the liability recognized is COP 16,599 and COP 175,280 as of 31 December 2009 and 2008, respectively. The exposure to loss represent the investment in debt securities.

The securitization transactions are source of funding for the Bank. The securitization of performing loans transfers the risks of the loan portfolio to the holders of the debt securities issued by the securitization entities.

Securitizations of Non-performing Loans

The Bank retains all the risks of the securitized non-performing loans portfolio. In case of default of the borrower of the loan, the Bank is required to contribute with other loan or cash to the securitization entity in order to the debt securities issue been paid. Those securitization transactions are consolidated under U.S. GAAP.

Retained Interests in the Securitization vehicles

Under Colombian GAAP, until December 31, 2008, retained interests in the securitization vehicles were not recognized. In 2009, the retained interest were recognized as described in Note 2.

For U.S. GAAP purposes, retained interests in those securitization vehicles that are not subject to consolidation during the fiscal year ended December 31, 2009, as the Bank was not considered to be the primary beneficiary in accordance with ASC 810, should be recognized and recorded at fair value, as available-for-sale or trading securities in accordance with ASC 320. To determine their fair values of these securities, the Bank discounted the estimated future cash flows of these securities.

For securities classified as available for sale, unrealized gains or losses over the amortized cost basis are charged to equity through Other Comprehensive Income, unless unrealized losses are deemed to be other than temporary, in which case they are charged to the Statement of Operations.

Securities held for the purpose of selling them in the short term are classified as “trading” and are reported at fair value, with gains and losses included in earnings.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

For U.S. GAAP purposes, the amortized cost, unrealized gain/loss and fair value of financial trusts qualifying for sale treatment but not subject to consolidation as of December 31, 2009 and 2008, are as follows:

Balance Sheet	2009		2008
Available for Sale Securities
Amortized Cost	COP	297,267	COP	243,502
Net Unrealized Gain/(Loss)		8,301		14,864
Fair Value		305,568		258,366

Trading Securities
Fair Value		20,239		30,179

Cash Flow		65,653		81,191
Proceeds Received		223,224		237,548

o)	Foreign currency translation adjustment

For Colombian GAAP purposes, the translation adjustments resulting in the conversion of foreign currency statements was included in the determination of net income.

Under U.S. GAAP, according to ASC 830 and ASC 220, the translation adjustments shall be reported as a component of stockholders’ equity, in other comprehensive income.

p)	Noncontrolling Interest

The noncontrolling interest corresponds to the proportional adjustments to the stockholders’ equity and net income originated by the subsidiaries where the Bank holds less than 100% of participation.

Under Colombian GAAP, the noncontrolling interest is presented as minority interest outside stockholders’ equity. For U.S. GAAP purposes, as of January 1, 2009, the Bank adopted ASC 810-10-65-65-1 (formerly SFAS No. 160 “Noncontrolling Interest in Consolidated Financial Statements–an amendment of ARB No. 51”) which requires the noncontrolling interest in subsidiaries to be classified as a separate component of stockholders’ equity in the consolidated financial statements. Additionally, consolidated net income and comprehensive income are reported with separate disclosure of the amounts attributable to the parent and to the noncontrolling interest. The presentation and disclosure requirements have been applied restrospectively for all periods presented on the Supplemental Consolidated Condensed Balance Sheet, Statements of Operations and Comprehensive Income.

q)	Discontinued Operations

On February 26, 2007, in a transaction duly authorized by the Superintendency of Finance, Bancolombia sold to LAB Investment & Logistics S.A. and Portal de Inversiones S.A. 91.08% of its direct interest and 3.79% of its indirect interest, held through Banca de Inversión Bancolombia S.A. Corporación Financiera, in Almacenar S.A.  The transaction price amounted to approximately COP 11,719.

On April 30, 2007, in a transaction duly authorized by the Superintendency of Finance, Bancolombia sold to LAB Investment & Logistics S.A. and Portal de Inversiones S.A., 3.57% of its direct interest in Almacenar S.A.  The transaction price amounted to approximately COP 2,050. The Bank registered in 2007 a loss on sale of this investment for COP 14,064.

On June 9, 2008, Bancolombia sold to Stratton Spain S.L 94.90% of its direct interest and 3.32% of its direct interest held through Banca de Inversión Bancolombia S.A. and Fiduciaria Bancolombia S.A. in Multienlace S.A.  The transaction price amounted to COP 105,882.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

On July 24, 2008, Bancolombia liquidated 100% of its direct interest held through Suleasing Internacional USA Inc. and Bancolombia Panamá S.A. in Suinternal Do Brasil Locacao de Bens S.A. The Bank registered in 2008 a loss on sale of this investment for COP 11.

On September 18, 2008, Bancolombia liquidated 71.75% of its direct interest held through Banca de Inversión Bancolombia S.A. in Inversiones Valsimesa S.A. The Bank registered in 2008 a gain on sale of this investment for COP 5,310.

On November 19, 2008, Bancolombia sold to Mitsubishi Corporation 100% of its direct interest held through Banca de Inversión Bancolombia S.A. in P.A. Renting Colombia. The Bank registered in 2008 a gain on sale of this investment for COP 2,988.

On December 22, 2008, Bancolombia sold to Corporation Delta Codelta. 80% of its direct interest held through Banca de Inversión Bancolombia S.A., Inmobiliaria Bancol S.A. and Valores Simesa S.A.  in Fundiciones y Componentes Automotores. The Bank registered in 2008 a gain on sale of this investment for COP 13,692.

On January 29, 2010, Bancolombia sold to Inversiones EGEO I S.A.S 98.25% of its direct interest held through Banca de Inversión Bancolombia S.A. in Inversiones Valores y Logística S.A. The Bank registered in 2010 a gain on sale of this investment for COP 25,006.

The results of the discontinued operations under U.S. GAAP were as follows:

	2009		2008		2007
Profit (losses) from discontinued operations before income taxes	COP	987	COP	107,005	COP	(45,120)
Income taxes (benefit) expense		87		29,273		5,757
Profit (losses) from discontinued operations	COP	900	COP	77,732	COP	(50,877)

r)	Guarantees

In order to meet the needs of its customers, the Bank issues financial standby letters of credit and bank guarantees. At December 31, 2009 and 2008, outstanding letters of credit and bank guarantees issued by the Bank totaled COP 3,094,924 and COP 3,524,631, respectively.

The table below summarizes, at December 31, 2009 and 2008, all of the Bank’s guarantees where the Bank is the guarantor. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

	Expire within one year				Expire after one year				Total amount outstanding				Maximum potential amount of future losses
	2009		2008		2009		2008		2009		2008		2009		2008
Financial standby letters of credit	COP	1,280,104	COP	1,577,231	COP	323,997	COP	313,343	COP	1,604,101	COP	1,890,574	COP	1,604,101	COP	1,890,574
Bank guarantees		1,047,549		1,106,968		443,274		527,089		1,490,823		1,634,057		1,490,823		1,634,057
Total	COP	2,327,653	COP	2,684,199	COP	767,271	COP	840,432	COP	3,094,924	COP	3,524,631	COP	3,094,924	COP	3,524,631

Financial standby letters of credit include guarantees of payment of credit facilities, promissory notes and trade acceptances.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Bank guarantees are performance guarantees that are issued to guarantee a customer’s tender bid on a construction or systems installation project or to guarantee completion of such projects in accordance with contract terms. They are also issued to support a customer’s obligation to supply specified products, commodities, or maintenance or warranty services to a third party.

The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. The Bank does not hold collateral over the guarantees issued.

As of December 31, 2009 and 2008, the Bank recognized COP 15,280 and COP 10,895 as a liability for the fair value of the guarantees obligations assumed at its reception. Such liabilities are being amortized over the expected term of the guarantee.

s)	Insurance contracts

Under U.S. GAAP, reserves for individual and group life insurance are computed on the basis of interest rates, mortality tables, including a margin for adverse deviations. For the year 2009 and 2008, reserve discount rate was 4.5%, based on the Bank’s own profitability experience.

Under Colombian GAAP, there are no reserves for adverse deviations.

t)	Estimated Fair Value of Financial Instruments

Fair value of financial instruments

Effective January 1, 2008, the Bank adopted SFAS 157 - Fair Value Measurements (“incorporated in ASC 820”). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements. As a result of the adoption, the Bank has made some amendments to the techniques applied in measuring the fair value in order to include considerations about own credit and counterparty risk.

The framework for measuring fair value under Colombian GAAP is substantially consistent with ASC 820, except for considerations about own credit risk, counterparty risk and valuation of collaterals.

Fair-Value Hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Bank’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1- Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt, futures, and equity securities that are traded in an active exchange market.

Level 2- Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain bonds issued by government or its entities, corporate debt securities and derivative contracts.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Level 3- Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain retained residual interests in securitizations, asset-backed securities (ABS), highly structured or long-term derivative contracts and certain collateralized debt obligations (CDO) where independent pricing information was not able to be obtained for a significant portion of the underlying assets.

The Bank considers relevant and observable market prices in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

Determination of Fair Value

For assets and liabilities carried at fair value, the Bank measures such value using the procedures set out below. The Bank did not choose to measure financial instruments and certain other items at fair value based on the ASC 825.

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

If quoted market prices are not available, fair value is based upon internally developed valuation techniques such as discounted cash flows, pricing models and similar methodologies that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, option volatilities, etc. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 2 or 3 even though there may be some significant inputs that are readily observable.

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

Financial instruments that are classified as trading, or available for sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which an asset could be sold or a liability transferred in a current transaction between willing parties, other than in a forced or liquidation sale.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

The following section describes the valuation methodologies used by the Bank, including an indication of the level in the fair-value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

1.    Fair value measurement on a recurring and non-recurring basis (ASC 820)

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

The Bank holds credit-linked notes issued by financial institution that include embedded credit risk derivatives to credit risks relating to the Colombian Government. The Bank has elected to measure these credit-linked notes at fair value through an income statement. The Bank determines the fair value using the appropriate derivative valuation methodology (described below) given the nature of the embedded risk profile. Such instruments are classified in Level 3.

b)   Equity securities

When available, the Bank uses quoted market prices to determine the fair value and such items are classified in Level 1 of the fair value hierarchy and in trading category.

Derivatives

Derivatives entered into by the Bank are executed over the counter and so are valued using internal valuation techniques as no quoted market prices exist for such instruments. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. For over-the-counter derivatives those trades in liquid markets are valued using industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-base observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies. In addition, these estimates consider assumptions for our own credit risk and the respective counterparty credit risk.

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

When appropriate, valuations are adjusted for various factors such as liquidity, bid /offer spreads and credit considerations.

Credit Valuation Adjustment

Under Colombian GAAP, the measurement of the fair value of derivatives does not include the credit valuation adjustment “CVA”. Under US GAAP, beginning January 1, 2008 with the adoptions of ASC 820 the Bank is measuring the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap and forward derivatives.

Counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is  active and its credit risk is incorporated when the position is a liability. The Bank attempts to mitigate credit risk to third parties which are international banks by entering into master netting agreements. When assessing the impact of credit exposure, only the net counterparty exposure is considered at risk; due to the offsetting of certain same-counterparty positions and the application of cash and other collateral. The Bank generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (“CDS”). The credit-risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in Colombia.

A hundred basis points reduction in our own credit spreads when determining the fair value of the liabilities associated with derivative contracts, could result in an increase of the associated liability of approximately COP 6,943 in 2009 and COP 4,599 in 2008. These sensitivity analyses do not represent management’s expectations of the changes in our own credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of those liabilities to changes in credit spreads.

A hundred basis points increase in the counterparty credit spreads when determining the fair value of the assets associated with derivative contracts, could result in a reduction of the associated asset of approximately COP 13,007 in 2009 and COP 4,942 in 2008. These sensitivity analyses do not represent management’s expectations of the changes in the counterparties credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of those liabilities to changes in credit spreads.

Impaired loans measured at fair value

The Bank, as a practical expedient, measured certain impaired loan based on the fair values of the collaterals less costs to sale. The fair values were determined using internal valuation techniques. These techniques include basically a matrix pricing using recent activities of collaterals with similar characteristics. The key inputs to the matrix depend upon the type of collateral and include property price index (per region, size, type etc.), physical conditions and expected selling costs. In certain cases, the Bank may also use experts to validate the prices obtained using the matrix.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Asset-backed securities

The Bank invests in asset-backed securities which the underlying assets correspond to mortgages issued by financial institutions. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and can be classified either as trading or available for sale. These asset-backed securities have different vintages and are generally classified as AAA by credit ratings. The Bank does not expect significant changes in those ratings.

Fair values were estimated using discounted cash flow using models which the main key economic assumptions used are estimates of prepayment rates and resultant weighted average lives of the securitised mortgage portfolio, probability of default and interest rate curves. These items are classified as Level 3.

2. Fair value disclosures

 ASC 825 requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. The financial instruments below are not recorded at fair value on a recurring and nonrecurring basis:

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

Long-term debt

The fair value of long-term debt, which comprises bonds issued by Bancolombia and its subsidiaries, was estimated substantially based on quoted market prices. Certain bonds which are nonpublic trading, issued by Sufinanciamiento S.A., were determined based on the discounted value of cash flows using the rates currently offered for deposits of similar remaining maturities and its own creditworthiness.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009 and 2008 based on the supplemental consolidated condensed balance sheets.

	Fair value measurements using at December 31, 2009
	Level 1	Level 2	Level 3	Total balance
			(COP)
Assets
Trading account	1,990,411	1,098,705	51,340	3,140,456
Investments Securities
Debt securities	757,088	2,112,332	911,397	3,780,817
Equity securities	27,316	4,912	-	32,228
Derivative	352	94,343	274,842	369,537
Liabilities
Derivatives	(332)	(215,984)		(216,316)
Total (COP)	2,774,835	3,094,308	1,237,579	7,106,722
% total	39.05%	43.54%	17.41%

	Fair value measurements using at December 31, 2008
	Level 1	Level 2	Level 3	Total balance

			(COP)
Assets
Trading account	1,098,091	1,437,272	79,391	2,614,754
Investment Securities
Debt securities	891,755	1,215,553	967,517	3,074,825
Equity securities	16,082	4,552	-	20,634
Derivative	-	286,415	194,162	480,577
Liabilities
Derivatives	-	(254,707)	(174,184)	(428,891)
Total (COP)	2,005,928	2,689,085	1,066,886	5,761,899
% total	34.81%	46.67%	18.52%

In 2009, the Bank’s derivative instruments classified in Level 3 grouped and presented net, amounts to COP 274,842 in 2009 and COP 19,978 in 2008.

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008 and 2009.

	Trading account-assets		Available for sale		Derivatives

Balance as of January 1, 2008	COP	112,541	COP	626,356	COP	208,874

Total gain or losses (realised /unrealised):
Included in earnings		12,987		70,979		5,298
Included in other comprehensive income		-		(1,013)		-
Purchase, issuance and settlements		(46,137)		271,195		(192,833)
Transfer in to/(out) of Level 3		-		-		(1,361)
Balance as of December 31, 2008	COP	79,391	COP	967,517	COP	19,978

Balance as of January 1, 2009

Total gain or losses (realised /unrealised):
Included in earnings	COP	(4,664)	COP	(8,400)	COP	129,419
Included in other comprehensive income		-		4,155		-
Purchase, issuance and settlements		(26,468)		(57,924)		171,186
Transfer in to/(out) of Level 3		3,081		6,049		(45,741)
Balance as of December 31, 2009	COP	51,340	COP	911,397	COP	274,842

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Adoption of FAS 157 for nonfinancial assets and nonfinancial liabilities

In February 2008, the FASB staff issued Staff Position No. 157-2 “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The provisions of FSP FAS 157-2 are adopted by the Company from the fiscal year beginning January 1, 2009. This guidance establishes the authoritative definition of fair value sets out a framework for measuring fair value and expands the required disclosures about fair value measurement.

The following tables present for each of the fair-value hierarchy levels the bank’s assets and liabilities  that are measured at fair value on a nonrecurring basis at December 31, 2009 and 2008 based on the supplemental consolidated condensed balance sheets:

	Year end 31/12/2009	Fair value measurements using			Total gain (losses)
		Level 1	Level 2	Level 3

Collateralized loans				233,336	(97,498)
Foreclosed assets				59,448	(22,014)
Fixed assets				29,469	(3,515)
Factoring Bancolombia’s goodwill (1)				-	(7,787)
TOTAL				322,253	(130,814)

(1)
In 2009 the Bank has performed the impairment test of Factoring  Bancolombia’s  goodwill and concluded there was an impairment. The impairment loss has been recorded to the extent of carrying amount of the goodwill.

	Year end 31/12/2008	Fair value measurements using			Total gain (losses)
		Level 1	Level 2	Level 3

Collateralized loans				200,730	(79,054)

ASC 825 Disclosures

The table below presents the disclosures required by ASC 825 to all assets and liabilities based on the supplemental consolidated condensed balance sheets:

	December 31, 2009				December 31, 2008
	Colombian GAAP		Estimated		Colombian GAAP		Estimated
	Amount		Fair Value		Amount		Fair Value
Financial assets
Cash and due from banks	COP	7,372,359	COP	7,372,359	COP	5,619,575	COP	5,619,575
Investment securities, net		8,914,913		8,905,622		7,278,276		7,203,517
Loans and accrued interest receivable on loans, net		39,948,912		40,725,750		43,013,868		41,499,564

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	December 31, 2009						December 31, 2008
	Colombian GAAP			Estimated			Colombian GAAP			Estimated
	Amount			Fair Value			Amount			Fair Value
Customers’ acceptances		47,609			47,609			56,935			56,935
Derivatives, net (1)		157,758	(1)		153,224	(1)		215,523	(1)		51,686	(1)

Financial liabilities:
Deposits	COP	18,331,488		COP	18,662,878		COP	18,652,738		COP	18,872,980
Overnight funds		1,348,947			1,348,947			2,573,591			2,573,591
Bank acceptances outstanding		47,609			47,609			56,935			56,935
Interbank borrowings		1,158,133			1,158,133			2,100,428			2,100,428
Borrowings from development and other domestic banks		2,903,041			2,903,041			3,905,021			3,905,021
Long-term debt		4,269,780			4,400,690			3,675,613			3,665,997

(1)
Under Colombian GAAP, the Bank’s derivative instruments are grouped and presented net. For U.S. GAAP purposes, the amount presented includes derivative assets for COP 369,537 and COP 480,577, derivative liabilities COP (216,316) and COP (428,891) for years ended in 2009 and 2008, respectively.

u)	Paid-in capital

In accordance with Colombian GAAP, paid-in capital in excess of par value of common and preferred shares issued is credited to a legal reserve.  Under U.S. GAAP, capital in excess of par value is credited to paid ‑in capital.

v)	Equity tax

Pursuant to the Law 1111 of 2006, for the years 2007 through 2010, companies and individuals, who beginning January 1, 2007 hereinafter possess liquidity equity over COP 3,000, are subject to equity tax.

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

U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as well as a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2009, 2008 and 2007, the Bank had a simple capital structure. Therefore, there was no difference between basic or diluted EPS for these years.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2009, 2008 and 2007  (in millions of pesos, except per share data):

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

	2009		2008		2007

U.S. GAAP consolidated net income	COP	1,172,524	COP	849,920	COP	1,015,644
Less preferred share dividends		177,108		173,548		157,974
Income attributable to common stockholders		995,416		676,372		857,670

Income from continuing operations attributable to common stockholders		994,516		598,640		908,547

Income (loss) from operations and disposal of discontinued operations		900		77,732		(50,877)
Income attributable to common stockholders		995,416		676,372		857,670

Weighted average number of common shares outstanding used in basic EPS calculation (in millions)		510		510		510
Basic and Diluted earnings per share (U.S. GAAP):
Income from continuing operations		1,950.03		1,173.80		1,782.50
Income (loss) from operations and disposal of discontinued operations		1.76		152.42		(99.83)
Income attributable to common stockholders	COP	1,951.79	COP	1,326.21	COP	1,682.68

x)	Segments Disclosure

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the finance vice president (the chief operating decision maker) in deciding how to allocate resources and assessing performance.

In 2008, the Bank performed a review of its business segments and has changed the presentation of segment information. According to The Chief Operating Decision Maker, the major changes correspond to the aggregation of construction banking, corporate headquarters, brokerage and manufacturing segments into a category called-All other Segments.

The Bank has strategically organized its operations into six major business segments based on its market segmentation, customer’s needs and trading partners.  Additionally, the Bank manages and measures the performance of its operations through these business segments using an internal profitability reporting system, which assigns the expenses that the Bank incurs into for its operations, to segments defined by the management. The expenses that are not associated directly to a particular segment are assigned by a cost transfer model, which uses estimates unitary costs and their utilization by the segments. This way, all segments absorb all the expenses and it permits to estimate the profit by segment.

The Bank does not have any individual external customer which represents 10% or more of the enterprise’s revenues.

The following presents information on reported operating segment profit or loss, and segment assets:

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

					2009
	Retail and Small Business Banking		Corporate and Governmental Banking		Treasury		Offshore Commercial Banking		Leasing		All other Segments		Total

Revenues from external customers	COP	1,065,859	COP	180,124	COP	400	COP	5,873	COP	279,657	COP	389,202	COP	1,921,115

Revenues (expenses) from transactions with other operating segments of the Bank.		(10,689)		83,076		(16,239)		44,466		55,538		293,685		449,837

Interest income		2,747,688		1,844,529		545,433		293,393		801,989		561,043		6,794,075

Interest expense		547,292		499,585		915,272		194,345		520,706		64,281		2,741,481

Distribution of income (expense) for treasury funds (1)		(182,491)		(307,656)		616,807		-		-		(126,660)		-

Net interest revenue		2,017,905		1,037,288		246,968		99,048		281,283		370,102		4,052,594

Depreciation and amortization expense		16,756		1,307		80		63,239		133,962		143,794		359,138

Provision for loan losses		901,005		260,122		25,357		9,810		176,790		22,906		1,395,990

Administrative and other expense		1,787,115		430,288		65,288		16,531		169,170		394,494		2,862,886

Income tax expense or benefit		122,610		137,869		32,084		161		42,658		126,631		462,013

Other income or expense, net		135,629		28,860		(29)		17,834		77,436		103,438		363,168

Segment profit		381,218		499,762		108,291		77,480		171,334		468,602		1,706,687

Segment assets	COP	20,468,144	COP	18,431,649	COP	6,476,917	COP	7,087,866	COP	7,547,177	COP	10,453,763	COP	70,465,516

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

					2008
	Retail and Small Business Banking		Corporate and Governmental Banking		Treasury		Offshore Commercial Banking		Leasing		All other Segments		Total

Revenues from external customers	COP	913,333	COP	206,529	COP	14,244	COP	5,303	COP	245,739	COP	318,071	COP	1,703,219

Revenues (expenses) from transactions with other operating segments of the Bank		(11,117)		57,992		(5,175)		38,642		8,427		167,611		256,380

Interest income		2,730,204		1,839,523		602,931		260,652		848,623		1,024,001		7,305,934

Interest expense		602,384		674,548		779,047		214,825		561,778		119,748		2,952,330

Distribution of income (expense) for treasury funds (1)		(140,439)		(227,935)		532,594		-		-		(164,220)		-

Net interest revenue		1,987,381		937,040		356,478		45,827		286,845		740,033		4,353,604

Depreciation and amortization expense		51,882		43,625		8,565		57,415		99,022		52,134		312,643

Provision for loan losses		802,255		330,148		(11,261)		16,001		143,234		38,352		1,318,729

Administrative and other expense		1,595,323		370,408		67,334		12,035		157,656		369,750		2,572,506

Income tax expense or benefit		125,978		118,522		74,679		-		35,553		118,561		473,293

Other income or expense, net		67,372		27,171		(123)		19,464		54,975		(257,868)		(89,009)

Segment profit	COP	381,531	COP	366,029	COP	226,107	COP	23,785	COP	160,521	COP	389,050	COP	1,547,023

Segment assets	COP	20,533,592	COP	20,968,208	COP	3,285,957	COP	7,508,606	COP	7,131,928	COP	10,674,799	COP	70,103,090

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

					2007
	Retail and Small Business Banking		Corporate and Governmental Banking		Treasury		Offshore Commercial Banking		Leasing		All other Segments		Total

Revenues from external customers	COP	801,924	COP	179,491	COP	(2,302)	COP	11,858	COP	84,086	COP	261,692	COP	1,336,749

Revenues (expenses) from transactions with other operating segments of the Bank		(10,844)		25,309		10,655		148,783		1,345		317,738		492,986

Interest income		2,019,666		1,385,482		507,934		299,067		624,606		424,687		5,261,442

Interest expense		501,024		449,711		552,969		205,806		392,740		42,497		2,144,747

Distribution of income (expense) for treasury funds (1)		(102,762)		(188,467)		362,750		-		-		(71,521)		-

Net interest revenue		1,415,880		747,304		317,715		93,261		231,866		310,669		3,116,695

Depreciation and amortization expense		52,538		41,949		10,083		20,819		24,369		85,421		235,179

Provision for loan losses		421,576		187,766		(14,634)		19,271		108,538		26,111		748,628

Administrative and other expense		1,351,951		313,805		35,186		10,786		77,778		309,496		2,099,002

Income tax expense or benefit		109,999		89,947		52,370		-		35,990		73,577		361,883

Other income or expense, net		43,610		14,313		21		18,067		61,258		(59,098)		78,171

Segment profit	COP	314,506	COP	332,950	COP	243,084	COP	221,093	COP	131,880	COP	336,396	COP	1,579,909

Segment assets	COP	18,453,289	COP	16,412,411	COP	3,806,189	COP	6,847,345	COP	5,898,303	COP	7,745,272	COP	59,162,809

(1)	These costs are calculated based on the funds that segments use or provide. Those do not have an impact in the final result.

The following is a reconciliation of reportable segment’s revenues, profit or loss and assets, to the Banks’ consolidated totals:

	2009		2008		2007

Revenues
Revenues (1)	COP	9,165,027	COP	9,265,533	COP	7,091,177
Non-operating income (2)		(257,392)		(596,387)		(161,201)
Elimination of intersegment revenues		(449,837)		(256,380)		(492,986)
Total revenues for reportable segments(3)	COP	8,457,798	COP	8,412,766	COP	6,436,990

Profit or Loss
Segment Profit	COP	1,706,687	COP	1,547,023	COP	1,579,909
Elimination of inter-segment profits		(449,837)		(256,380)		(492,986)
Net income	COP	1,256,850	COP	1,290,643	COP	1,086,923

Assets
Segments Assets	COP	70,465,518	COP	70,103,090	COP	59,162,809
Elimination of inter-segment assets		(8,601,153)		(8,320,011)		(7,011,160)
Consolidated total	COP	61,864,365	COP	61,783,079	COP	52,151,649

(1)	Total revenues for reportable segments includes Revenues from external customers, revenues and expenses from transactions with other operating segments of the same enterprise and interest income.
(2)	Non-operating income represents other income classified as revenue for segment reporting purposes.
(3)	Total revenues for reportable segments include interest, fees, other services and other operating income.

The following summarizes the Bank’s revenues and long-lived assets attributable to Colombia and other foreign countries:

	As of December 31,
	2009				2008
			Long				Long
Geographic Information	Revenues		Term – Assets(1)		Revenues		Term – Assets(1)

Colombia	COP	7,683,556	COP	1,715,504	COP	7,558,997	COP	1,718,190
Panama and Cayman Islands		274,620		8,964		260,282		10,476
Puerto Rico		36,047		180		39,191		238
Perú		21,755		25,441		8,319		22,453
El Salvador		847,198		147,397		759,587		148,422
USA		44,459		108		42,770		199

Total		8,907,635		1,897,594		8,669,146		1,899,978
Eliminations of intersegment operations		(449,837)		11		(256,380)		2,674
Total, net	COP	8,457,798	COP	1,897,605	COP	8,412,766	COP	1,902,652

(1)   Included foreclosed assets, net, and property, plant and equipment, net.

The segments reported embrace the following activities:

Corporate and governmental Banking: This segment provides commercial banking products and services to local and international companies, from both the public and private sectors with annual sales of more than COP 16,000 million. They lead their own respective markets, which makes them highly sophisticated in terms of processes, operations and projects.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

Retail and small business banking:  The Bank’s Retail Banking segment provides a wide range of financial products and services to individuals and SMEs (firms that are not part of the corporate and governmental segment) in Colombia and El Salvador. Bancolombia’s Personal and SME Banking Division attends a wide range of clients with different needs, goals and lifestyles.

Treasury :  This segment is responsible for the management of the Bank’s proprietary trading activities, liquidity, and distribution of products and services to its client base in Colombia. In addition, Bancolombia’s Economic Research Department makes part of this division. Aditional information on Bancolombia’s treasury products can be found in section “Item 4. Information on the Company – B.5 Products and services”.

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

Leasing : This segment summarizes the operations of the following Bancolombia subsidiaries that offer financial and operational leases: Leasing Bancolombia S.A., Renting Colombia S.A., Renting Perú S.A., Tempo Rent a Car, Capital Investment Safi S.A, Suleasing Internacional Inc, and Arrendadora Financiera S.A.

With our cross-border or international leasing operations we provide financial leasing services from abroad offering very special features to our clients in Colombia as well as in Central America, Mexico and Brazil.

All other segments: This segment summarizes the following operations:

Investment Banking. Banca de Inversión Bancolombia specializes in providing investment banking services to corporate customers in areas such as mergers and acquisitions, project finance, issuances of debt and equity securities and syndicated loan transactions.

Brokerage and Asset Management. Valores Bancolombia, Valores Bancolombia Panamá and Bursabac provide brokerage and asset management services.  It provides its customers with domestic and international investment alternatives.

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

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

In addition, the operations of the following subsidiaries are part of the other segment: Sistema de Inversiones y Negocios S.A., Sinesa Holding Company Limited, Future Net, Inmobiliaria Bancolombia, Valores Simesa, Todo1 Colombia, Inversiones CFNS, Tempo LTDA, Inversiones IVL, Banagricola (the holding company), Inversions Financieras Bancoagricola S.A. and Transportes Empresariales de Occidente Ltda.

y)	Restatement of U.S. GAAP Condensed Financial Information For Years 2005, 2006 and 2007

On June 29, 2009, the Bank filed an amendment on Form 20-F/A to its annual report on Form 20-F for the year ended December 31, 2007, filed with the SEC on July 8, 2008 to reflect the restatements described below. For the years ended 2006 and 2007, the Bank reviewed certain of its service agreements with vehicles used to securitize the Bank’s performing loans and reconsidered the analysis under SFAS 140 and concluded that such vehicles did not meet the definition of a qualified special-purpose entity under SFAS 140. Consequently, the Bank restated the Supplemental Consolidated Condensed Balance Sheets, Supplemental Consolidated Condensed Statements of Operations and the Supplemental Consolidated Condensed Statements of Cash Flows in order to consolidate the vehicles in which the Bank is the primary beneficiary under FIN 46R – Consolidation of Variable Interest Entities (Revised). In addition, the Bank restated the Supplemental Consolidated Condensed Statements of Cash Flows to correct errors related to (i) for the fiscal years ended on December 31, 2005, 2006 and 2007, the inappropriate classification of the changes in the loan portfolio as operating activities rather than investing activities, (ii) for the years ended December 31, 2005 and 2007, clerical errors in the elimination and reclassification of cash flows related to the different accounting treatment for business combinations under Colombian GAAP and U.S. GAAP, (iii) for the fiscal years ended on December 31, 2006 and 2007, the presentation of the effects of exchange rate changes on cash and cash equivalents. In addition, as noted above, the restatement relating to the treatment of vehicles used to securitize the Bank’s performing loans also affected the Supplemental Consolidated Condensed Statements of Cash Flows for the years ended December 31, 2006 and 2007.

z)	Recent U.S. GAAP Pronouncements

In June 2009, the FASB issued Accounting Standards Update n° 2009-01, which amends Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”.  This statement establishes the FASB Accounting Standards Codification (Codification or ASC) as the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities.  Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates.   This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The bank has codified its disclosures according to the FASB Accounting Standards Codification (Codification or ASC).

In January 2010, the FASB voted to finalize its ASU Amendments to Statement 167 for Certain Investment Funds. The ASU will defer the application of Statement 167 for a reporting enterprise’s interest in certain entities and for certain money market mutual funds if conditions are met.

In January 2010, the FASB issued ASU 2010-01, which codifies the consensus reached in EITF Issue 09-E. The ASU provides guidance on accounting for distributions to stockholders with components of stock and cash, clarifying that in calculating EPS, an entity should account for the share portion of the distribution as a stock issuance and not as a stock dividend, in accordance with ASC 505 and ASC 260. In other words, the entity will include the shares issued or issuable as part of a distribution that is reflected in basic EPS prospectively. The ASU is effective for interim and annual periods ending on or after December 15, 2009, and should be applied retrospectively to all prior periods. The adoption had no significant impact on the U.S. GAAP disclosures and financial information.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

In January 2010, the FASB issued ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, the ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The Bank has not early adopted and will provide the disclosures required when it is effective.

In December 2009, the FASB issued ASU 2009-17, which codifies Statement 167 and revises the former guidance under Interpretation 46(R). The amendments in ASU 2009-17 replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. The ASU also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. It is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. The Bank does not expect any significant effect on its U.S. GAAP disclosures and financial information.

In October 2009, the FASB issued Accounting Standards Update n° 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing”. This Accounting Standards Update establishes guidance for measuring at fair value and recognizing a share lending arrangement. The amendments in this Update is effective for new share dealings arrangements issued in periods are effective for fiscal years which begin after December 15, 2009. The Bank does not expect any significant effect on its U.S.GAAP disclosures and financial information.

In September 2009, the FASB issued Accounting Standards Update n° 2009-12, “Fair Value Measurements and Disclosures (ASC 820): Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)”. This Accounting Standards Update applies to all reporting entities that hold  investments that are required to be measured or disclosed at fair value on the basis of the net asset value per share of the investment determined as of the reporting entity’s measurement date. The amendments in this Update were effective for interim and annual periods ending after December 15, 2009. The results of the adoption, not considered material, were taken into account in the measurement of the net assets value disclosed in note 31 – t. The Bank is currently analyzing the effect that Accounting Standards Update n° 2009-12 will have on its U.S.GAAP disclosures and financial information.

In August 2009, theFASB issued Accounting Standards Update n°2009-05, “Fair Value Measurements and Disclosures —Measuring Liabilities at Fair Value” . This Accounting Standards Update provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures.  The amendment provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of followings techniques: (a) The quoted priceof the identical liability when traded as assets, (b) quoted prices for similar liabilities or similar liabilities when traded as assets, (c) another valuation technique that is consistent with the principles of Topic 820, “Fair Value Measurements and Dis closures”.The results of the adoption were taken into account in the measurement of liabilities disclosed in “Notes to Consolidated Financial Statements (31– t) Estimated fair value” .

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

In June 2009, the FASB issued FASB Statement No. 166 (ASC 860), Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (ASC 860), amending the guidance on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. Calendar year-end companies will have to apply ASC 860 to new transfers of financial assets occurring from January 1, 2010.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (ASC 810). It represents a significant change to the previous accounting rules. The standard includes: (1) eliminates the scope exception for qualifying special-purpose entities, (2)  the consolidation model changes to be based on power and economics, (3) requires a company to continually reassess whether it should consolidate an entity, (4) requires an assessment of whether an entity is subject to the standard due to a troubled debt restructuring, and (5) requires extensive new disclosures. It is effective for the first reporting period beginning after November 15, 2009. The adoption had no significant impact  on the U.S. GAAP disclosures and financial information.

In April 2009, the FASB issued FSP No. FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (ASC 820). FSP FAS 157-4 (ASC 820) provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 (ASC 820) is effective for the financial statements for interim and annual periods ending after June 15, 2009. The adoption had no significant impact on the U.S. GAAP disclosures and financial information.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (ASC 320) ASC 320 amend the other-than-temporary impairment guidance for investments in debt securities to make the guidance more operational and also to improve the presentation and disclosure of other-than-temporary impairments on both debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. ASC 320 effective for the Bank’s financial statements for the year ending December 31, 2009. The adoption had no significant impact on the U.S. GAAP disclosures and financial information.

In December 2008, the FASB issued FSP No. FAS 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets” (ASC 715) provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. ASC 715 is effective for the financial statements for the year ending December 15, 2009. Management is currently evaluating the impact the ASC 715 would have on the Bank’s financial statement and U.S.GAAP disclosures.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (ASC 815) which requires expanded qualitative, quantitative and credit-risk disclosures about derivatives and hedging activities and their effects on the Bank’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Bank is currently analyzing the effect that ASC 815-10-15 will have on its U.S.GAAP disclosures and financial information.

Recent Colombian GAAP Pronouncements :

In September 2009, the Colombian Superintendency of Finance published External Circular N° 035 titled “Individual allowances for loan losess”, for the purpose of adjusting rules to adopt policies to guarantee the adequate risk management. The stipulations contained in the External Circular N° 035, establish the individual allowance for loans losses as the aggregated of contra-cyclical component and pro-cyclical component.

Furthermore, External Circular N° 035 provides guidance to calculate the components of the individual allowances and requires from financial entities to conducts regular reviews of factors to assess whether impairment exist, efficiency, loans portfolio growths and financial situation as a part of the process of identifying the methodology to apply. External Cicular N°35 is effective since April 30, 2010.

On July 13, 2009, Law 1314 was signed by the Colombian president. This Law regulates the accounting, reporting and information assurance principles and standards that are generally accepted in Colombia and describes the procedure by which said principles and standards are to be issued and the oversight authorities. This Law, brings the currently generally accepted accounting principles in Colombia in line with International Financial Reporting Standards.

In June 2008, the Colombian Superintendency of Finance published External Circular No.  025 titled “Subrogation of instructions regarding derivatives and structured products as contained in Chapter 18 of the Basic  Accounting and Financial Circular as well as the issuance of the transition regime applying to said instruments and products", for the purpose of adjusting its rules and regulations as well as issuing instructions as a result of the integral reform made to the rules and regulations governing operations carried out with derivatives and structured products, as promulgated by the National Government by means of Decrees 1796, 1797 and 1121 of 2008. That contained in the External Circular No. 025 is used on a prospective basis for purpose of appraising the value of derivatives and structured products occurring or traded as of July 23, 2008 and all the other rules and regulations therein contained that shall come into full force and effect as of July 1, 2008. The stipulations contained in External Circular 025 affect the appraisal of derivatives and structured products on the Bank’s financial statements for the year ending December 31, 2008, and are included in Note 31 (t) – Estimated Fair Value of Financial Instruments.

aa)	Reclassifications

Certain reclassifications of prior years information have been made to conform to current year presentation.

Such reclassifications do not have a significant impact on the Bank’s financial statements.

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
( Stated in millions of Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate )

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report.

1. (1)	English translation of corporate by-laws (estatutos sociales) of the registrant, as amended on March 1, 2007.
2 (3)	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended on January 14, 2008.
4.1. (4)	English summary of the Stock Purchase Agreement entered into among Bancolombia S.A., the other stockholders named therein and Stratton Spain S.L. on June 6, 2008.
4.1.	English summary of the transfer of assets, liabilities and contracts of Sufinanciamiento S.A. Compañia de Financiamiento to Bancolombia S.A. on March 23, 2010.
4.1.
English summary of the Share Purchase Agreement among Leasing Bancolombia, Banca de Inversion Bancolombia, Inversiones CFNS, Fundacion Bancolombia y Factoring Bancolombia, Mitsubishi International Corporation and Mitsubishi Corporation in March 2010.

7	Selected Ratios’ Calculation.
8.1.	List of Subsidiaries.
11 (2)	English translation of the Ethics Code of the registrant, as amended on June 23, 2008.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 11, 2010.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 11, 2010.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 11, 2010.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 11, 2010.
15.(a) (2)	English translation of Corporate Governance Code (Código de Buen Gobierno) of the registrant, as amended on June 23, 2008.

(1)	Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2006 filed on May 10, 2007.
(2)	Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2007 filed on July 8, 2008.
(3).	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.
(4)	Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on June 30, 2009.