Form 20-F
period 2010-12-31
BANCOLOMBIA SA
filed 2011-04-28
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 28, 2011

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report__________

Commission file number: 001-32535
BANCOLOMBIA S.A.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Republic of Colombia
(Jurisdiction of incorporation or organization)
Carrera  48 # 26-85, Avenida Los Industriales
Medellín, Colombia
(Address of principal executive offices)

Alejandro Mejia Jaramillo, Investor Relations Manager
Carrera 48 # 26-85, Medellín, Colombia
Tel. +5744041837, Fax. + 574 4045146, e-mail: almejia@bancolombia.com
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
Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
 Section 13 of 15(d) of the Securities Exchange Act of 1934
Yes ☐ No ☒

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
Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “accelerated filer and large, accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
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
Yes ☐         No     ☐

TABLE OF CONTENTS

CERTAIN DEFINED TERMS		i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		iii

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION		iv

PART I		6

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6
A.	SELECTED FINANCIAL DATA	6
B.	CAPITALIZATION AND INDEBTEDNESS	10
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	10
D.	RISK FACTORS	10

ITEM 4.	INFORMATION ON THE COMPANY	20
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	20
B.	BUSINESS OVERVIEW	23
C.	ORGANIZATIONAL STRUCTURE	45
D.	PROPERTY, PLANT AND EQUIPMENT	46
E.	SELECTED STATISTICAL INFORMATION	47

ITEM 4A.	UNRESOLVED STAFF COMMENTS	73

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	73
A.	OPERATING RESULTS	73
B.	LIQUIDITY AND CAPITAL RESOURCES	93
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	99
D.	TREND INFORMATION	99
E.	OFF-BALANCE SHEET ARRANGEMENTS	100
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	101
G.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	101
H.	RECENT U.S. GAAP PRONOUNCEMENTS	110
I.	RELATED PARTY TRANSACTIONS	128

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	113
A.	DIRECTORS AND SENIOR MANAGEMENT	113
B.	COMPENSATION OF DIRECTORS AND OFFICERS	116
C.	BOARD PRACTICES	117
D.	EMPLOYEES	118
E.	SHARE OWNERSHIP	119

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS	119
A.	MAJOR STOCKHOLDERS	119
B.	RELATED PARTY TRANSACTIONS	120
C.	INTEREST OF EXPERTS AND COUNSEL	122

ITEM 8.	FINANCIAL INFORMATION	122
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	122
B.	SIGNIFICANT CHANGES	123

ITEM 9.	THE OFFER AND LISTING	123
A.	OFFER AND LISTING DETAILS	123
B.	PLAN OF DISTRIBUTION	125
C.	MARKETS	125
D.	SELLING STOCKHOLDERS	125
E.	DILUTION	125
F.	EXPENSES OF THE ISSUE	125

ITEM 10.	ADDITIONAL INFORMATION	125
A.	SHARE CAPITAL	125
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	126

C.	MATERIAL CONTRACTS	132
D.	EXCHANGE CONTROLS	133
E.	TAXATION	133
F.	DIVIDENDS AND PAYING AGENTS	137
G.	STATEMENT BY EXPERTS	137
H.	DOCUMENTS ON DISPLAY	138
I.	SUBSIDIARY INFORMATION	138

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	138

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	143
D.	AMERICAN DEPOSITARY SHARES	143

PART II		145

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	145

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	145

ITEM 15.	CONTROLS AND PROCEDURES	145

ITEM 16.	RESERVED	146
A.	AUDIT COMMITTEE FINANCIAL EXPERT	146
B.	CORPORATE GOVERNANCE AND CODE OF ETHICS	146
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	146
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	147
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	147
F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	147
G.	CORPORATE GOVERNANCE	147

PART III		149

ITEM 17.	FINANCIAL STATEMENTS	149

ITEM 18.	FINANCIAL STATEMENTS	149

ITEM 19.	EXHIBITS	149

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires, in this annual report:

References to “ADSs” refer to our American Depositary Shares (one ADS represents four preferred shares).

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

References to “NYSE” refer to the New York Stock Exchange.

References to “preferred shares” and “common shares” refer to our authorized preferred and common shares, designated as acciones preferenciales and acciones ordinarias, respectively.

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

References to “SEC” refer to the U.S. Securities and Exchange Commission.

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

References to “Superintendency of Finance” refer to the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a technical entity under the Ministry of Finance and Public Credit having inspection, supervision and control over the persons involved in financial activities, stock market, insurance and any other services related to the management, use or investment of resources collected from the public.

References to “U.S.” or “United States” refer to the United States of America.

References to “U.S. dollar”, “USD”, and “US$” refer to the lawful currency of the United States.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements which may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but instead represent only the Bank’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside the Bank’s control.The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “predict”, “target”, “forecast”, “guideline”, “should”, “project” and similar words and expressions, are intended to identify forward-looking statements.  It is possible that the Bank’s actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank’s forward-looking statements appear in a number of places in this Annual Report, principally in “Item 3. Key Information – D. Risk Factors” and “Item 5.Operating and Financial Review and Prospects”, and include, but are not limited to:  (i) changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where the Bank operates; (ii) changes in capital markets or in markets in general that may affect policies or attitudes towards lending; (iii) unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; (iv) inflation, changes in foreign exchange rates and/or interest rates; (v) sovereign risks; (vi) liquidity risks; (vii) increases in defaults by the Bank’s borrowers and other loan delinquencies; (viii) lack of acceptance of new products or services by the Bank’s targeted customers; (ix) competition in the banking, financial services, credit card services, insurance, asset management, remittances, business and other industries in which the Bank operates; (x) adverse determination of legal or regulatory disputes or proceedings; (xi) changes in official regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in the jurisdictions in which the Bank does business; (xii) regulatory issues relating to acquisitions; and (xiii) changes in business strategy.

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

For 2010, the Bank’s consolidated financial statements include companies in which it holds, directly or indirectly, 50% or more of the outstanding voting shares. The Bank consolidates directly Leasing Bancolombia S.A. Compañía de Financiamiento, Fiduciaria Bancolombia S.A.  Sociedad Fiduciaria, Banca de Inversión Bancolombia S.A. Corporación Financiera, Compañía de Financiamiento Tuya S.A., Bancolombia Puerto Rico Internacional Inc, Bancolombia Panamá S.A., Valores Bancolombia S.A.  Comisionista de Bolsa, Factoring Bancolombia S.A. Compañía de Financiamiento and Cobranzas Bancolombia S.A. are in liquidation. Some of the Bank’s Subsidiaries also consolidate their own subsidiaries. Bancolombia Panamá S.A. consolidates Bancolombia Cayman S.A., Sistema de Inversiones y Negocios S.A. Sinesa, Future Net S.A., Suleasing International USA Inc. and Banagrícola S.A. (which, in turn, consolidates Banco Agrícola Panamá S.A, Inversiones Financieras Banco Agrícola S.A. IFBA, Banco Agrícola S.A., Arrendadora Financiera S.A. Arfinsa, Credibac S.A. de C.V., Bursabac S.A. de C.V., AFP Crecer S.A., Aseguradora Suiza Salvadoreña S.A. Asesuisa and Asesuisa Vida S.A.). Banca de Inversión consolidates with Inmobiliaria Bancol S.A., Valores Simesa S.A., Inversiones CFNS S.A.S., Todo Uno Colombia S.A., CFNS Infraestructura S.A.S. and Vivayco S.A.S. The Bank’s Subsidiary Leasing Bancolombia S.A. Compañía de Financiamiento consolidates Leasing Perú S.A., Renting Colombia S.A. (which, in turn, consolidates Renting Perú S.A.C., Capital Investments SAFI S.A., Fondo de Inversión en Arrendamiento Operativo Renting Perú, and Transportempo S.A.S.).  The Bank’s Subsidiary Valores Bancolombia S.A.  Comisionista de Bolsa consolidates Valores Bancolombia Panamá S.A. and Suvalor Panamá Fondo de Inversión S.A. and the Bank’s Subsidiary Fiduciaria Bancolombia S.A.  Sociedad Fiduciaria consolidates FiduPerú S.A. Sociedad Fiduciaria

Currencies

The Bank maintains accounting records in Colombian pesos.  The audited consolidated financial statements of Bancolombia S.A. as of December 31, 2010, and 2009 and for three years ended December 31, 2010 (collectively, including the notes thereto, the “Financial Statements”) contained in this Annual Report are expressed in pesos.

This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of COP 1,913.98 per US$ 1.00, which corresponds to the Representative Market Rate calculated on December 31, 2010 the last business day of the year.  The Representative Market Rate is computed and certified by the Superintendency of Finance, the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including Bancolombia S.A.). The Superintendency of Finance also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to Colombian pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate.  On April 27, 2011, the Representative Market Rate was COP 1,787.88 per US$ 1.00.

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

The Bank maintains an internet site at www.grupobancolombia.com. In addition, certain of the Bank’s Subsidiaries referred to in this Annual Report maintain separate internet sites. For example, Banco Agrícola maintains an internet site at www.bancoagricola.com. None of the information contained in or otherwise accessible through these websites is part of this annual report.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected consolidated financial data as of December 31, 2010 and 2009, and for each of the three fiscal years in the period ended December 31, 2010 set forth below has been derived from the Bank’s audited consolidated financial statements included in this Annual Report. The selected consolidated financial data as of December 31, 2008, 2007 and 2006, and for each of the two fiscal years in the period ended December 31, 2007 set forth below have been derived from the Bank’s audited consolidated financial statements for the respective periods, which are not included herein.

The selected consolidated financial data should be read in conjunction with the Bank’s consolidated financial statements, related notes thereto, and the reports of the Bank’s independent registered public accounting firms.

Differences Between Colombian GAAP   and U.S. GAAP Results

The Bank’s consolidated financial statements have been prepared in accordance with Colombian GAAP, which are the accounting principles and policies that are summarized in “Note 2. Summary of Significant Accounting Policies” to the Bank’s Financial Statements included in this Annual Report. These accounting principles and policies differ in some significant respects from U.S. GAAP.

Consolidated net income under U.S. GAAP for the year ended December 31, 2010 was COP 1,544,761 million (compared with COP 1,172,524 million for fiscal year 2009 and COP 849,920 million for fiscal year 2008). A reconciliation of net income and stockholders’ equity under U.S. GAAP is included in “Note 31. Differences between Colombian Accounting Principles for Banks and U.S. GAAP” to the Financial Statements included in this Annual Report.

	As of and for the year ended December 31,
	2010(1)		2010		2009		2008		2007(8) (10)		2006
	(in millions of COP and thousands of US$ (1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED STATEMENT OF OPERATIONS:
Colombian GAAP:
Interest income	USD	2,585,547	COP	4,948,685	COP	6,427,698	COP	6,313,743	COP	4,810,408	COP	3,013,732
Interest expense		(821,106)		(1,571,581)		(2,625,416)		(2,753,341)		(2,002,090)		(1,246,229)
Net interest income		1,764,441		3,377,104		3,802,282		3,560,402		2,808,318		1,767,503

Provisions for loans and accrued interest losses, net of recoveries(2)		(267,811)		(512,585)		(1,103,595)		(1,155,262)		(617,868)		(195,361)
Provision for foreclosed assets and other assets, net of recoveries(3)		(18,354)		(35,130)		(49,779)		22,095		20,833		45,179
Net interest income after provisions		1,478,276		2,829,389		2,648,908		2,427,235		2,211,283		1,617,321

Fees and income from services and other operating income, net (4)		1,111,780		2,127,925		1,886,949		1,964,084		1,510,129		1,139,094
Operating expenses		(1,618,867)		(3,098,479)		(2,895,145)		(2,639,997)		(2,271,418)		(1,871,000)
Net operating income		971,189		1,858,835		1,640,712		1,751,322		1,449,994		885,415

Net non-operating income excluding minority interest		51,878		99,293		93,232		31,888		12,058		45,346
Minority interest (loss)		(6,906)		(13,217)		(15,081)		(18,511)		(13,246)		(6,352)
Income before income taxes		1,016,161		1,944,911		1,718,863		1,764,699		1,448,806		924,409

Income taxes		(265,633)		(508,417)		(462,013)		(474,056)		(361,883)		(174,880)
Net income	USD	750,528	COP	1,436,494	COP	1,256,850	COP	1,290,643	COP	1,086,923	COP	749,529

Weighted average of Preferred and Common Shares outstanding(5)				787,827,003		787,827,003		787,827,003		758,313,771		787,827,005
Basic and Diluted net income per share(5)		0.95		1,823		1,595		1,638		1,433		1,030
Basic and Diluted net income per ADS (10)		3.81		7,292		6,380		6,552		5,732		4,119
Cash dividends declared per share				669		637		624		568		532
Cash dividends declared per share (stated in U.S. Dollars)				0.35		0.31		0.28		0.28		0.24
Cash dividends declared per ADS				2,675		2,547		2,496		2,272		2,128
Cash dividends declared per ADS (stated in U.S. Dollars)				1.40		1.25		1.11		1.13		0.95

U.S. GAAP:
Net income	USD	807,094	COP	1,544,761 (6)	COP	1,172,524 (6)	COP	849,920	COP	1,015,644	COP	941,183
Basic and Diluted net income per common share(7)		1.02		1,961		1,488		1,326		1,683		1,619
Basic and Diluted net income per ADS (7) (9)		4.10		7,844		5,952		5,304		6,732		6,476

(1)
Amounts stated in U.S dollars have been translated at the rate of COP 1,913.98 per USD 1.00, which is the Representative Market Rate calculated on December 31, 2010 (the last business day of 2010), as reported and certified by the Superintendency of Finance. Such translations should not be construed as representations that the pesos amount represent, or have been or could be converted into, United States dollars at that or any other rate.

(2)
Represents the provision for loan, accrued interest losses and other receivables, net and recovery of charged-off loans. Includes a provision  for accrued interest losses amounting to COP 14,825 million, COP 35,543 million, COP 58,721 million, COP 46,840 million and COP 33,540  million for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 respectively.

(3)	Represents the provision for foreclosed assets and other assets and the recovery of provisions for foreclosed assets and other assets.
(4)	Represents the total fees and income from services, net and total other operating income.
(5)
The weighted average of preferred and common shares outstanding for fiscal years 2010, 2009 and 2008, includes 278,122,419 preferred shares and 509,704,584 common shares, for fiscal year 2007, includes 248,609,187 preferred shares and 509,704,584 common shares and for fiscal year 2006, includes 218,122,421 preferred shares and 509,704,584 common shares.

(6)	Refer to "Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP" to our Financial Statements included in this Annual Report.

(7)
Under U.S. GAAP, these shares are considered outstanding since the beginning of the earliest period presented. Net income per share under U.S. GAAP is presented on the basis of net income available to common stockholders divided by the weighted average number of common shares outstanding (509,704,584 for 2010, 2009, 2008, 2007 and 2006). See "Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP".

(8)
The consolidated statement of operations for the year ended December 31, 2010, 2009, 2008 and 2007, includes Banagrícola’s results since the beginning of 2007. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP - m) Business combinations” to our Financial Statements included in this Annual Report.

(9)
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

(10)
The consolidated statement of operations for the year ended December 31, 2007 was modified due to reclassifications made beginning in 2008 particularly in commissions from banking services and other services, administrative and other expenses and other income, with the purpose of better presenting comparative information regarding the gains on the sale of mortgage loans. The selected financial data for the year ended December 31, 2006 has not been reclassified because the amounts are insignificant and do not have a material impact on the consolidated statement of operations for that year.

	As of and for the year ended December 31,
	2010(1)		2010			2009			2008		2007(3)		2006
	(in millions of COP and thousands of US$ (1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED BALANCE SHEET
Colombian GAAP:
Assets:
Cash and due from banks	USD	2,775,577	COP	5,312,398		COP	4,983,569		COP	3,870,927	COP	3,618,619	COP	1,548,752
Overnight funds		440,253		842,636			2,388,790			1,748,648		1,609,768		457,614
Investment securities, net		4,532,838		8,675,762			8,914,913			7,278,276		5,774,251		5,677,761
Loans and financial leases, net		24,081,692		46,091,877			39,610,307			42,508,210		36,245,473		23,811,391
Accrued interest receivable on loans, net		165,901		317,532			338,605			505,658		398,560		255,290
Customers’ acceptances and derivatives		410,082		784,888			205,367			272,458		196,001		166,395
Accounts receivable, net		416,783		797,715			806,885			828,817		716,106		562,598
Premises and equipment, net		613,708		1,174,625			992,041			1,171,117		855,818		712,722
Operating leases, net		525,663		1,006,108			843,054			726,262		488,333		167,307
Foreclosed assets, net		36,718		70,277			80,668			24,653		32,294		18,611
Prepaid expenses and deferred charges		167,120		319,864			185,811			132,881		137,901		46,462
Goodwill		392,359		750,968			855,724			1,008,639		977,095		40,164
Other assets		619,639		1,185,977			922,265			1,093,850		580,642		675,265
Reappraisal of assets		399,445		764,529			736,366			612,683		520,788		348,364
Total assets	USD	35,577,778	COP	68,095,156		COP	61,864,365		COP	61,783,079	COP	52,151,649	COP	34,488,696

Liabilities and stockholders’ equity:
Deposits	USD	22,747,870		43,538,967		COP	42,149,330		COP	40,384,400	COP	34,374,150	COP	23,216,467
Borrowings(4)		2,743,282		5,250,587			4,039,150			5,947,925		4,851,246		3,516,426
Other liabilities		5,934,472		11,358,462			8,643,056			9,333,909		7,726,983		4,109,191
Stockholder’ equity		4,152,154		7,947,140			7,032,829			6,116,845		5,199,270		3,646,612
Total liabilities and stockholders’ equity	USD	35,577,778	COP	68,095,156		COP	61,864,365		COP	61,783,079	COP	52,151,649	COP	34,488,696

U.S. GAAP:
Shareholders’ equity	USD	4,216,003	COP	8,069,346	(2)	COP	7,095,266	(2)	COP	6,422,815	COP	5,937,554	COP	4,549,018
Shareholders’ equity per share(5)		5,352		10,243			9,006			8,153		7,830		6,250
Shareholders’ equity per ADS(5)		21,407		40,972			36,024			32,612		31,320		25,001

(1)
Amounts stated in dollars have been translated at the rate of COP 1,913.98 to US$1.00 which is the Representative Market Rate calculated on December 31, 2010 (the last business day of 2010), as reported and certified by the Superintendency of Finance. Such translation should not be construed as representations that the Colombian pesos amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(2)	Refer to “Note 31, Differences between Colombian Accounting Principles for Banks and U.S. GAAP” to the Financial Statements included in this Annual Report.
(3)
The consolidated statement of operations for the year ended December 31, 2010, 2009, 2008 and 2007, includes Banagrícola’s results.  For U.S. GAAP purposes, see "Note 31. Differences between Colombian Accounting Principles for Banks and U.S. GAAP - m) Business combinations".

(4)	Includes interbank borrowing and domestic development banks borrowings and other.

(5)
The weigthed average (rounded to the nearest million) of preferred and common shares outstanding was 788 million for the fiscal year ended December 31, 2010, 2009 and 2008, 758 million for the fiscal year ended December 31, 2007, and 728 million for the fiscal year ended December 31, 2006. Shareholders' equity per share is equal to Shareholders' equity under U.S. GAAP divided by the weighted average of preferred and common shares outstanding, Shareholders' equity per share is equal to shareholders' equity per share multiplied by four preferred shares of Bancolombia (Each ADS is equivalent to four preferred shares of Bancolombia).  Shareholders' equity per share and shareholders' equity per ADS should not be considered in isolation, or as a sustitute for net income, as a measure of operating performance or as a sustitute for cash flows from operations or as a measure of liquidity.  The non-GAAP financial measures described in this footnote are not a substitute for the GAAP measures of financial performance. Should not be considered as an alternate measure of shareholders' equity as determined on a consolidated basis using amounts derived from consolidated balance sheet prepared in accordance with Colombian GAAP.

See “Item 8. Financial Information – A.  Consolidated Statements and Other Financial Information – A.3. Dividend Policy”, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended in December 31, 2010, 2009, 2008, 2007 and 2006.

	As of and for the year ended December 31,
	2010	2009	2008	2007(10)(11)	2006
	(Percentages, except for operating data)
SELECTED RATIOS:(1)
Colombian GAAP:
Profitability ratios:
Net interest margin(2)	6.36	7.22	7.64	7.60	6.19
Return on average total assets(3)	2.27	2.01	2.34	2.52	2.31
Return on average stockholders’ equity(4)	19.71	19.59	23.68	26.13	22.10
Efficiency Ratio:
Operating expenses as a percentage of interest, fees, services and other operating income	56.28	50.89	47.79	52.60	64.37
Capital ratios:
Period-end stockholders’ equity as a percentage of period-end total assets	11.67	11.37	9.90	9.97	10.57
Period-end regulatory capital as a percentage of period-end risk- weighted assets(5)	14.67	13.23	11.24	12.67	11.05
Credit quality data:
Non-performing loans as a percentage of total loans(6)	1.91	2.44	2.35	1.77	1.36
“C”, “D” and “E” loans as a percentage of total loans(9)	4.32	5.11	4.40	3.10	2.54
Allowance for loan and accrued interest losses as a percentage of non-performing loans	274.36	241.08	224.53	223.67	252.87
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans(9)	121.45	115.25	120.21	127.38	135.06
Allowance for loan and accrued interest losses as a percentage of total loans	5.24	5.89	5.29	3.95	3.43
OPERATING DATA:
Number of branches(7)	921	889	890	888	701
Number of employees(8)	22,992	21,201	19,728	24,836	16,222

(1)	Ratios were calculated on the basis of monthly averages.
(2)	Net interest income divided by average interest-earning assets.
(3)	Net income divided by average total assets.
(4)	Net income divided by average stockholders’ equity.
(5)	For an explanation of risk-weighted assets and Technical Capital, see “Item 4. Information on the Company – B. Business Overview – B.7. Supervision and Regulation – Capital Adequacy Requirements”.
(6)
Non-performing loans are microcredit loans that are past due 30 days or more, mortgage and consumer loans that are past due 60 days or more and commercial loans that are past due 90 days or more. (Each category includes financial leases.)

(7)	Number of branches includes branches of the Bank’s Subsidiaries.
(8)	The number of employees includes employees of the Bank’s consolidated Subsidiaries.
(9)
See “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Classication of the loan portfolio and Credit Categories for a description of “C”, “D” and “E” Loans”.

(10)
Selected ratios for the year ended December 31, 2007 include Banagrícola’s results. With respect to U.S. GAAP information; see “Note 31. Differences between  Colombian Accounting Principles for Banks and U.S. GAAP – m) Business combinations”.

(11)
The selected ratios for the year 2007 were modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans. No such changes were made for 2006, as the reclassifications would not have a material impact on the figures for that year, and accordingly, would not be material for comparative purposes.

Exchange Rates

On May 31, 2011, the Representative Market Rate was COP 1,870.60 per USD 1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the Superintendency of Finance calculates the Representative Market Rate based on the weighted average of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including Bancolombia, for the purchase and sale of U.S. dollars.

The following table sets forth the high and low peso/U.S. dollar exchange rates for the last six months:

Recent exchange rates of pesos per U.S. dollars:

Month	Low	High

Octuber 2010	1,786.20	1,846.41
November 2010	1,817.70	1,916.96
December 2010	1,880.82	2,027.33
January 2011	1,838.94	1,913.98
February 2011	1,852.67	1,907.69
March 2011	1,865.11	1,916.05

Source: Superintendency of Finance.

The following table sets forth the average peso/U.S. dollar Representative Market Rate for each of the five most recent financial years, calculated by using the average of the exchange rates on the last day of each month during the period.

Peso/US$ 1.00
Representative Market Rate
Period	Average

2010	1,901.67
2009	2,179.64
2008	1,993.80
2007	2,069.21
2006	2,359.13

Source: Superintendency of Finance.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Colombia has adopted a floating exchange rate system.The Colombian Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. For instance, the peso depreciated 11% in 2008,  appreciated 9% in 2009, and appreciated 6% in 2010. Unforeseen events in the international markets, fluctuations in interest rates or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Given that a portion of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact the Bank’s results.  In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of the Bank’s ADSs as well as the market price and liquidity of ADSs.

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

In particular, the governments of Colombia and El Salvador have historically exercised substantial influence on their economies, and their policies are likely to continue to have an important effect on Colombian and Salvadorian entities (including the Bank), market conditions, prices and rates of return on securities of local issuers (including the Bank’s securities). On August 7, 2010, Juan Manuel Santos Calderon took office as president of Colombia and, accordingly, significant changes in Colombian laws, public policies and regulations may occur.The uncertainties characteristic of a change in government, including potential changes in laws, public policies and regulations, may cause instability and volatility in Colombia and its markets.

Future developments in government policies could impair the Bank’s business or financial condition or the market value of its securities.

The economies of the countries where the Bank operates are vulnerable to external shocks that could be caused by significant economic difficulties experienced by their major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on their economic growth and their ability to service their public debt.

A significant decline in the economic growth or a sustained economic downturn of any of Colombia’s or El Salvador’s major trading partners (i.e., United States, China,Venezuela and Ecuador for Colombia and the United States for El Salvador) could have a material adverse impact on Colombia’s and El Salvador’s balance of trade and remittances inflows, resulting in lower economic growth.

Deterioration in the economic and political situation of neighboring countries could affect national stability or the Colombian economy by disrupting Colombia’s diplomatic or commercial relationships with these countries.  Political tensions between Colombia and Venezuela in recent years have produced lower trade levels that have adversely impacted economic activity. Although relations with Venezuela have improved significantly since President Juan Manuel Santos Calderón took office in August 2010, the possibility of any further trade restrictions by Venezuela may deepen these adverse effects, while any resurgence in tensions between the two countries may cause political and economic uncertainty, instability, market volatility, lower confidence levels and higher risk aversion by investors and market participants that may negatively affect economic activity.

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

Risk Factors Relating to the Bank’s Business and the Banking Industry

The Bank is subject to credit risk; estimating overexposure to credit risk involves subjective and complex judgments.

 A number of our products expose the Bank to credit risk, including loans, financial leases, lending commitments and derivatives.

The Bank estimates and establishes reserves for credit risk and potential credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. This process is also subject to human error as the Bank’s employees may not always be able to assign an accurate credit rating to a client, which may result in the Bank’s exposure to higher credit risks than indicated by the Bank’s risk rating system. The Bank may not be able to timely detect these risks before they occur, or due to limited resources or available tools, the Bank’s employees may not be able to effectively implement its credit risk management system, which may increase its exposure to credit risk. Moreover, the Bank’s failure to continuously refine its credit risk management system may result in a higher risk exposure for the Bank, which could materially and adversely affect its results of operations and financial position.

Overall, if the Bank is unable to effectively control the level of non-performing or poor credit quality loans in the future, or if its loan loss reserves are insufficient to cover future loan losses, the Bank’s financial condition and results of operations may be materially and adversely affected.

In addition, the amount of the Bank’s non-performing loans may increase in the future, including loan portfolios that the Bank may acquire through auctions or otherwise, as a result of factors beyond the Bank’s control, such as, changes in the income levels of the Bank’s borrowers, increases in the inflation rate or an increase in interest rates, the impact of macroeconomic trends and political events affecting Colombia or other jurisdictions where the Bank operates, or events affecting specific industries. Any of these developments could have a negative effect on the quality of the Bank’s loan portfolio, causing the Bank to increase provisions for loan losses and resulting in reduced profits or in losses.

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

The aggregate outstanding principal amount of the Bank’s 25 largest borrowing relationships represented approximately 14.14% of its total consolidated loan portfolio as of December 31, 2010, as our loan portfolio became somewhat more concentrated in 2010. Problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position. For more information, see “Item 4. Information on the Company – E. Selected Statistical Information – E.3.Loan Portfolio – Borrowing Relationships”.

The value of the collateral or guarantees securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest. In addition, the Bank may be unable to realize the full value of the collateral or guarantees securing the outstanding principal and interest balance of its loans.

The Bank’s loan collateral primarily includes real estate, assets pledged in financial leasing transactions and other assets that are located primarily in Colombia and El Salvador, the value of which may significantly fluctuate or decline due to factors beyond the Bank’s control. Such factors include macroeconomic factors and political events affecting the local economy. Any decline in the value of the collateral securing the Bank’s loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on the Bank’s results of operations and financial condition. In addition, the Bank may face difficulties in enforcing its rights as a secured creditor. In particular, timing delays and procedural problems in enforcing against collateral and local protectionism, may make foreclosures on collateral and enforcement of judgments difficult, and may result in losses, that could materially and adversely affect the Bank’s results of operations and financial position.

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

The Bank holds a substantial portfolio of loans and debt securities that have both fixed and floating interest rates. Therefore, changes in interest rates could adversely affect our net interest margins as well as the prices of these securities. Increases in interest rates may reduce gains or the market value of the Bank’s debt securities. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. On the other hand, decreases in interest rates may cause margin compression and lower net interest income as the Bank usually maintains more assets than liabilities at variable rates. Decreasing interest rates also may trigger loan prepayments which could negatively affect the Bank’s net interest income. Generally, in a declining interest rate environment, prepayment activity increases which reduces the weighted average maturity of the Bank’s interest earning assets and adversely affects its operating results. Prepayment risk also has a significant adverse impact on our earnings from our credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment at lower yields.  In addition, as the Bank implements strategies to reduce future interest rate exposure, it may incur costs related to fluctuations in interest rates which, in turn, may impact its results.

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

The Bank has significant exposure to sovereign risk, and especially Colombian risk, and the Bank’s results could be adversely affected by decreases in the value of its sovereign debt securities.

The Bank’s debt securities portfolio is primarily composed of sovereign debt securities,including  securities issued or guaranteed by the Colombian government. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt. As of December 31, 2010, the Bank’s total debt securities represented 13.6% of its total assets, and 27% of these securities were issued or backed by the Colombian government. A significant decline in the value of the securities issued or guaranteed by the Colombian government could adversely affect the Bank’s debt securities portfolio and consequently the Bank’s results of operations and financial position.

The Bank is subject to market, operational and structural risks associated with its derivative transactions.

The Bank enters into derivative transactions for hedging purposes and on behalf of its customers.The Bank is subject to market and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder). In addition, the market practice and documentation for derivative transactions is less developed in the jurisdictions where the Bank operates as compared to other more developed countries, and the court systems in such jurisdictions have limited experience in dealing with issues related to derivative transactions. As a result, there is increased operating and structural risks associated with derivatives transactions in these jurisdictions.

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

The Bank’s principal sources of funds are short-term deposits, which together represented a share of of 72.4% of total liabilities at the end of 2010 compared to 76.9% and 72.4% at the end of 2009, and 2008, respectively. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets where the Bank operates, the Bank may not be able to maintain its current level of funding without incurring higher costs or selling assets at prices below their prevailing market value.

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

The Bank’s ability to remain competitive will depend in part on its ability to upgrade the Bank’s information technology infrastructure on a timely and cost-effective basis. The information available to and received by the Bank’s management through its existing information systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in its operations. The Bank is currently undertaking a project to update its information technology platform (“IT platform”) that will result in significant changes in the following areas: treasury, credit cards, customer management, products and distribution channels, financial management and accounting and human resources.. Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and information management information systems in a timely manner could materially and adversely affect the Bank’s competitiveness, financial condition and results of operations.

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

The Bank is subject to comprehensive regulation and supervision by the banking authorities of Colombia, El Salvador and the other jurisdictions in which the Bank operates. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of its capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by banks. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In Colombia, for instance,  if the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over the Bank’s management and operations. Any sanctions, fines and other penalties resulting from non-compliance with regulations in Colombia and in the other jurisdictions where the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

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

Under the Colombian Constitution, individuals may initiate constitutional or class actions to protect their collective or class rights, respectively. Until 2010, Colombian financial institutions, including the Bank, had experienced a substantial increase in the aggregate number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and their outcome is uncertain. Pursuant to law 1425 of 2010 the monetary awards for plaintiffs in constitutional actions or class actions were eliminated as for January 1, 2011, nevertheless, individuals continue to have the right to initiate constitutional or class actions against the Bank.

Acquisitions and strategic partnerships may not perform in accordance with expectations or may disrupt the Bank’s operations and adversely affect its profitability.

An element of the Bank’s business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, the Bank acquired interests in various institutions during recent years. For example, in 2007, the Bank acquired 98.9% of all the issued and outstanding shares of Banagrícola. The Bank will continue to actively consider other strategic acquisitions and partnerships from time to time. The Bank may  base assessments of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, investments and alliances may not produce anticipated synergies or perform in accordance with the Bank’s expectations and could adversely affect its operations and profitability. In addition, new demands on the Bank’s existing organization and personnel resulting from the integration of new acquisitions could disrupt the Bank’s operations and adversely affect its operations and profitability.

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

Although Bancolombia currently complies with capital requirements, there can be no assurance, that future regulation will not change or require Bancolombia or its subsidiaries to seek additional capital. Moreover, the various regulators in the world have not reached consensus as to the appropriate level of capitalization for financial services institutions. Regulators in the jurisdictions where Bancolombia operates may alter the current regulatory capital requirements to which Bancolombia is subject and thereby necessitate equity increases that could dilute existing stockholders, lead to required asset sales or adversely impact the return on stockholders’s equity and/or the market price of the Bank’s common and preferred shares.

Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.

In the future, regulations in the jurisdictions where the Bank operates could impose limitations regarding interest rates or fees charged by the Bank. Any such limitations could materially and adversely affect the Bank’s results of operations and financial position.

In particular, there has been an ongoing dispute in Colombia among merchants, payment servicers and banks regarding interchange fees. Specifically, in 2004, the Superintendency of Commerce and Industry began an investigation against Credibanco and Redeban, entities that participate in Colombia’s payment services system, for an alleged illegal anticompetitive agreement relating to the manner in which interchange fees were determined according to the agreement.

The Superintendency of Commerce and Industry ended the investigation with a commitment of payment system companies (Redeban and Credibanco), and their associated banks (including Bancolombia) to deliver a study containing a methodology to calculate interchange fees and to send information regarding the costs related to the payment services systems. The term of this commitment was ongoing from 2005 to December 2009.

In 2008, the Superintendency of Commerce and Industry determined that there was a breach in the compliance of certain commitments signed among Redeban, Credibanco and the banks (including Bancolombia) and imposed a fine on the payment system companies (Redeban and Credibanco), and their associated banks (including Bancolombia). This decision was confirmed in September 2009.

Although, the dispute described above has ended, the Superintendency of Commerce and Industry may initiate new investigations regarding the interchange fees. This possibility may lead to additional decreases, which in turn could impact the Bank’s financial results.

Banking regulations, accounting standards and corporate disclosures applicable to the Bank and its subsidiaries differ from those in the United States and other countries.

While many of the policies underlying Colombian banking regulations are similar to those underlying regulations applicable to banks in other countries, including those in the United States, Colombian regulations can differ in a number of material respects from those other regulations. For example, capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations and may differ from those in effect in other countries. The Bank prepares its annual audited financial statements in accordance with Colombian GAAP, which differs in significant respects from U.S. GAAP and International Financial Reporting Standards (“IFRS”). Thus, Colombian financial statements and reported earnings may differ from those of companies in other countries in these and other respects. Some of the differences affecting earnings and stockholders’ equity include, but are not limited to the accounting treatment for restructuring, loan origination fees and costs, deferred income taxes and the accounting treatment for business combinations. Moreover, under Colombian GAAP, allowances for non-performing loans are computed by establishing each non-performing loan’s individual inherent risk using criteria established by the Superintendency of Finance that differ from those used under U.S. GAAP. See “Item 4. Information on the Company – E. Selected Statistical Information – E.4. Summary of Loan Loss Experience – Allowance for Loan Losses”.

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

Risks Relating to the Preferred Shares and the American Depositary Shares (“ADSs”)

Preemptive rights may not be available to holders of ADRs.

The Bank’s by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADRs) the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. United States holders of ADRs may not be able to exercise their preemptive rights through The Bank of New York Mellon, which acts as depositary (the “Depositary”) for the Bank’s ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and class of shares or an exemption from the registration requirement thereunder is available. Although the Bank is not obligated to, it intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to the Bank from enabling the holders of the ADRs to exercise those rights and any other factors deemed appropriate at the time, and will then make a decision as to whether to file a registration statement. Accordingly, the Bank might decide not to file a registration statement in some cases.

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

The Bank’s corporate affairs are governed by its by-laws and Colombian law. Under the by-laws and Colombian law, the Bank’s preferred stockholders may have fewer rights than stockholders of a corporation incorporated in a U.S. jurisdiction. Holders of the Bank’s ADRs and preferred shares are not entitled to vote for the election of directors or to influence the Bank’s management policies. Under the Bank’s by-laws and Colombian corporate law, holders of preferred shares (and consequently, holders of ADRs) have no voting rights in respect of preferred shares, other than in limited circumstances as described in “Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares”.

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
Although ADRs represent Bancolombia’s preferred shares, they are held through a fund of foreign capital in Colombia which is subject to a specific tax regulatory regime. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular, those relating to dividends and profits from sale, are not applicable to ADRs, including the Bank’s ADRs. For more information see “Item 10. Additional Information.–E. Taxation –Colombian Taxation”.

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

Bancolombia is a sociedad comercial por acciones, de la especie anónima, domiciled in Medellín, Colombia and operates under Colombian laws and regulations, mainly the Colombian Code of Commerce and Decree 663 of 1993.

Bancolombia was incorporated in Colombia in 1945, under the name Banco Industrial Colombiano S.A. or “BIC” and is incorporated until 2044. In 1998, the Bank merged with Banco de Colombia S.A., and changed its legal name to Bancolombia S.A.  On July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, with Bancolombia as the surviving entity. Through this merger, Bancolombia gained important competitive advantages, as Conavi and Corfinsura were two of the top financial institutions in the Colombian market at the time.  Conavi, the leader in mortgage banking in Colombia and one of the strongest in retail operations, significantly increased the Bank’s participation and know-how in these specific markets.  On the other hand, Corfinsura, then the largest financial corporation in Colombia and highly regarded for its expertise in handling large and mid-sized corporate credit and financial services, its investment bank and its modern and diversified treasury department, materially strengthened Bancolombia’s multi-banking franchise.

In May 2007, Bancolombia Panamá acquired Banagrícola, which controls several subsidiaries, including Banco Agrícola in El Salvador, and is dedicated to banking, commercial and consumer activities, insurance, pension funds and brokerage. Through its first international acquisition, Bancolombia gained a leadership position in the Salvadorian market.

Since 1995, Bancolombia has maintained a listing on the NYSE, where its ADSs are traded under the symbol “CIB”, and on the Colombian Stock Exchange, where its preferred shares are traded under the symbol “PFBCOLOM”. Since 1981 Bancolombia’s common shares have been traded on Colombian Exchanges under the symbol “BCOLOMBIA”.  See “Item 9. The Offer and Listing”.

Bancolombia has grown substantially over the years, both through organic growth and acquisitions.  As of December 31, 2010, Bancolombia had, on a consolidated basis:

COP 68,095 billion in total assets;

COP 46,092 billion in total net loans and financial leases;

COP 45,539 billion in total deposits; and

COP 7,947 billion in stockholder’ equity.

Bancolombia’s consolidated net income for the year ended December 31, 2010 was COP 1,436 billion, representing an average return on equity of 22.07% and an average return on assets of 2.59%.

The address and telephone number of the Bank’s headquarters are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (574) 404-1837. Our agent for service of process in the United States is Puglisi & Associates, presently located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

KEY RECENT DEVELOPMENTS

On March 7, 2011, at the annual general shareholders’ meeting , the shareholders of the Bank elected the following individuals to the Board of Directors for the period from 2011 to 2013: David Bojanini García, José Alberto Vélez Cadavid, Carlos Enrique Piedrahita Arocha Gonzalo Alberto Pérez Rojas, Alejandro Gaviria Uribe, Ricardo Sierra Moreno and Rafael Martinez Villegas.

On February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A., signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 98 millon as payment for the shares.

On January 28, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed a contract where Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. sold to Protección S.A. the equivalent of 99.99% of its shares of capital stock of AFP Crecer, an administrator of pension funds in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 103 million as payment for the shares.

On January 5, 2011 the Bank priced USD 520 million in aggregate principal amount of its Senior Notes due 2016. The Senior Notes have a 5-year maturity and a coupon of 4.25%, payable semi-annually on January 12 and July 12 of each year, beginning on July 12, 2011. The transaction closed on January 12, 2011.

On December 15, 2010, Bancolombia S.A., announced its first offering of ordinary notes in the local market, corresponding to a program of ordinary bond issuances up to an aggregate principal amount of two trillion Colombian Pesos (COP 2,000 billion).  The issued amount was six hundred thousand million Colombian Pesos (COP 600 billion).

On November 22, 2010, Mr. Jorge Londoño Saldarriaga, Bancolombia’s Chief Executive Officer since 1995, submitted his resignation to the bank’s Board of the Directors, effective on February , 2011.

Subsequently, on November 26, 2010, at an extraordinary meeting, the Board of Directors of Bancolombia appointed Mr. Carlos Raul Yepes Jimenez as the new President of Bancolombia.

On November 22, 2010, the Board of Directors of Bancolombia approved the issuance of up to COP $1,000 billion (approximately USD 533 million) in aggregate principal amount of Senior Notes ( “Senior Notes”) and the related Reglamento de la Emision (Terms of the Senior Notes).

On July 26, 2010, Mr. Juan Camilo Restrepo resigned as a member of the Board of Directors of the Bank and as a new member of the Audit Committee and the Risk Committee, following his appointment as Minister of Agriculture. Bancolombia’s Board of Directors appointed Mr. Ricardo Sierra as a new member of Bancolombia’s Audit Committee and Mr. Carlos Raul Yepes as a new member of the Risk Committee, to replace Mr. Restrepo.

On July 19, 2010, the Bank priced the public offering of USD 620 million in aggregate principal amount of its Subordinated Notes due July 26, 2020. The notes have a 10-year maturity and a coupon of 6.125%, payable semi-annually on January 26 and July 26 of each year, commencing on January 26, 2011.

On June 21, 2010, the Bank entered into a settlement agreement with members of the Gilinski family pursuant to which the parties agreed, among other things, to end all disputes relating to the acquisition by the former Banco Industrial Colombia, now Bancolombia, of the majority shareholder of the Banco de Colombia.  All such proceedings including arbitrations, as well as criminal investigations have now been terminated in accordance with that agreement.  The resolution of these matters did not have a material effect on the Bank’s results of operations or financial condition.

On June 11, 2010 Bancolombia entered into an agreement with the International Finance Corporation, a member of the World Bank Group, for the purpose of providing hedging instruments through a risk management facility in an aggregate principal amount of up to USD 400 million.

PUBLIC TAKEOVER OFFERS

During 2010, and as of the date of this Annual Report, there have been no public takeover offers by third parties in respect of the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL EXPENDITURES AND DIVESTITURES

During the past three years, Bancolombia has made significant capital expenditures aimed at increasing the Bank’s productivity, accessibility and cost efficiency. These expenditures include the improvements made to the Bank’s “IT Platform” and those related to new ATMs and branches.

During 2010, total capital expenditures amounted to COP 297 billion. Such investments were mainly in an IT Platform renewal project (COP 124 billion), the expansion of the Bank’s branch and ATM network (COP 69 billion), the purchase of hardware for the expansion, updating and replacement of the current IT equipment (COP 32 billion), and other investments, such as an anti-fraud system and fixed assets (COP 77 billion). Additionally, purchases of fixed assets related to operating leasing and renting accounted for COP 389 billion during 2010; these activities are conducted mainly by Leasing Bancolombia S.A. and Renting Colombia S.A.

Additionally, in September 2010, the Board of Directors authorized Bancolombia to proceed with negotiations with Grupo de Inversiones Suramericana S.A. and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantías regarding the sale of Bancolombia’s ownership interests, currently held through foreign subsidiaries, in AFP Crecer, Asesuisa and Asesuisa Vida in El Salvador. The stock purchase agreements were signed in January 2011 and both transactions are pending for authorization of the regulators in El Salvador and Colombia.

The amounts that will be paid toBancolombia are USD 103 million for AFP Crecer and USD 98 million for Asesuisa and Asesuisa Vida.

In 2010, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same way.

During 2009, total capital expenditures of the Bank and its subsidiaries on a consolidated basis amounted to COP 344 billion. Such investments were made mainly in land and buildings (COP 87 billion), data processing equipment (COP 40 billion), furniture and fixtures (COP 24 billion), vehicles (COP 106 billion), and investments related to the IT Platform Renewal (COP 87 billion).  In 2009, the Bank continued the renovation of its IT Platform, while capital expenditures related to vehicles are primarily due to the business growth of Renting Colombia S.A., Bancolombia’s subsidiary which provides operating lease and fleet management services for individuals and companies.

During 2008, total capital expenditures of the Bank and its subsidiaries on a consolidated basis amounted to COP 540 billion. Such investments were made mainly in land and buildings (COP 202 billion), data processing equipment (COP 55 billion), furniture and fixtures (COP 49 billion), vehicles (COP 200 billion) and investments related to the IT Platform Renewal project (COP 36 billion).

During 2011, the Bank expects to invest approximately COP 416 billion as follows: COP 255 billion in connection with an IT Platform renewal project, COP 71 billion in connection with the expansion of the Bank’s branch and ATM network, COP 29 billion in connection with the purchase of hardware for the expansion, updating and replacement of the current IT equipment and COP 61 billion in connection with other investments, such as an anti-fraud system and fixed assets. These figures represent only an estimate and may change according to the continuing assessment of the Bank’s projects portfolio. No assurance can be given, however, that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

The following table summarizes the Bank’s capital expenditures and divestitures in interests in other companies for the years ending December 31, 2010, 2009 and 2008:

	As of December 31,
Capital Expenditures (COP million)	2010	2009	2008	Total
Banagrícola S.A.	93	469	2,503	3,065
Inversiones Financieras Banco Agrícola S.A.	68	4,512	865	5,445
Banco Agrícola S.A.	-	905	3,951	4,856
Compañía de Financiamiento Comercial Sufinanciamiento S.A.	-	-	24,997	24,997
Renting Colombia S.A.	39,104	-	7,774	46,878
Asesuisa, S.A.	-	-	605	605
FCP Colombia Inmobiliaria	-	25,700	26,595	52,295
Factoring Bancolombia S.A.	-	20,001	5,000	25,001
Fondo de Inversión en arrendamiento operativo	1,076	5,476	21,089	27,641
Visa Inc.	-	-	5,237	5,237
Transportempo S.A.	-	195	2,493	2,688
Renting Peru S.A.C.	-	5,466	4,936	10,402
Inversiones IVL S.A.	-	-	4,757	4,757
Epsa S.A. ESP	-	62,343	-	62,343
Promotora La Alborada	-	14,001	-	14,001
Bancolombia Cayman	-	10,221	-	10,221
Inversiones Inmobiliarias Arauco Alameda S.A.	-	20,657	-	20,657
Leasing Perú	25,741	-	-	25,741
Fiduciaria Bancolombia S.A.	69	-	-	69
Inversiones CFNS S.A.S.	11,441	-	-	11,441
Fiduciaria GBC Peru	1,561	-	-	1,561
Vivayco S.A.S	1,593	-	-	1,593
Others	3,349	7,741	5,076	16,166
Total Expenditures (COP million)	84,095	177,687	115,878	377,660

Divestitures (COP million)	2010	2009	2008	Total
Acerias Paz del Río(1)	-	-	56	56
Banco de Crédito(1)	-	-	268	268
Inversiones IVL S.A.(1)	33,895	-	-	33,895
Suramericana de Inversiones S.A.(1)	-	-	1,675	1,675
Multienlace(1)	-	-	13,710	13,710
Bolsa de Valores de Colombia(1)	5,886	-	13,468	19,354
Fundicom S.A.(1)	-	-	11,789	11,789
Promotora La Alborada(1)	-	-	14,001	14,001
P.A. Renting Colombia(1)	-	-	13,296	13,296
Interconexión Eléctrica S.A.(1)	-	-	1,632	1,632
Valores Simesa S.A.(1)	5,184	948	1,248	7,380
Inversiones Valsimesa S.A.(1)	-	-	1,119	1,119
Concesiones Urbanas S.A.(1)	-	2,859	-	2,859
Visa Inc(1)	-	31,589	-	31,589
Metrotel Redes S.A.(1)	30,000	-	-	30,000
Banco Agricola Panamá(2)	51,677	-	-	51,677
Others(1)	4,042	655	3,129	7,826
Total Divestitures (COP million)	130,684	36,051	75,391	242,126

(1)	Investments sold
(2)	Capital decrease

B.	BUSINESS OVERVIEW

B.1.	GENERAL

COMPANY DESCRIPTION, PRODUCTS AND SERVICES

Bancolombia is a full service financial institution incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 6.9 million customers. Bancolombia delivers its products and services through its regional network comprising Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate, off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami and subsidiaries in Peru. Together, Bancolombia offers the following products and services:

Savings and Investment: Bancolombia offers its customers checking accounts, savings accounts, fixed term deposits and a diverse variety of investment products that fit the specific transactional needs of each client and their income bracket.

Financing: Bancolombia offers its customers a wide range of credit alternatives which include: trade financing, loans funded by domestic development banks, working capital loans, credit cards, personal loans, vehicle loans, payroll loans and overdrafts, among others. It also offers the following financial specialized products:

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

Treasury: Bancolombia assists its clients in hedging their market risks through innovative derivative structures. The Bank also performs inter-bank lending, repurchase agreements or “repos”, sovereign and corporate securities sales and trading, foreign currency forwards and spot sales, interest rate and cross currency swaps and European options.

Comprehensive Cash Management: Bancolombia provides support to its clients through efficient cash management, offering a portfolio of standard products that allows clients to make payments and collections through different channels.  Our payables and receivables services provide solutions to process and reconcile transactions accurately, efficiently and in a timely manner. We also offer a comprehensive Reporting Solution, providing the data that is required by customers’ internal processes.  In addition, our Bank designs and creates custom-made products in order to address our clients’ specific payment and collection needs, including a a variety of real time web services , straight through processing (STP) and messaging through Swift Net solutions.

Foreign Currency: Bancolombia offers its clients specialized solutions to satisfy their investment, financing and payment needs with regard to foreign currency transactions.

Bancassurance and Insurance: Bancolombia has amassed a complete portfolio of insurance and pension products directed to new niche markets and centring on the construction of long-term relationships with clients in personal banking. Across its network of branches, Bancolombia offers diverse insurance products (life, personal accident and homeowner’s insurance) offered by Compañía Suramericana de Seguros, one of the principal insurance companies in Colombia. In addition Bancolombia offers unemployment insurance issued by Sure General Cardif Colombia S.A. With respect to El Salvador, Banco Agricola offers a comprehensive portfolio of insurance products from Asesuisa (auto insurance, personal accident and health insurance, fire and associated perils insurance, cargo insurance, among others) and Asesuisa Vida (life insurance).

Brokerage Services: Bancolombia offers, through Valores Bancolombia, Suvalor Panama and Bursabac, brokerage and investment advisory services, covering various investment alternatives including equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

Investment Banking: Bancolombia offers, through Banca de Inversión an ample portfolio of value-added services that allows it to advise and assist companies from all economic sectors, including in areas relating to project finance, capital markets, capital investments, M&A, restructurings and corporate lending.

Asset Management and Trust Services: Bancolombia provides, through Fiduciaria Bancolombia, Valores Bancolombia and AFP Crecer S.A, asset management and trust products that include mutual funds, pension funds, administration and payment trusts, public trusts, real estate trusts, securitization and guarantee trusts.

NEW PRODUCTS OR SERVICES

Bancolombia continues its efforts to diversify and improve its product portfolio.  Below is a brief description of the new products and services introduced in 2010:

Saving and Investment

Indexado Acciones Fund:  mutual fund designed to offer investors profits associated with the performance of the stock index Colcap, which is the stock index that reflects the variations in the prices of the 20 most liquid stocks in the Colombian stock market.

Alternativo Dinámico Fund:  closed-end fund that offers investors the possibility to participate in the profitability of assets with high valuation potential such as BRIC Stocks (stocks in the markets of Brazil, Russia, India and China).

Banconectados: Savings account targeting young investors, between 13 and 17 years of age, offering services according to age and financial needs such as discounted managment fees, exclusive website, and preferential interest rates. It also offers a loyalty program that gives points according to the balances saved.

Plan Crecer: Plan designed to promote saving. It does not charge management fees and it charges clients on a per transaction basis.

Plan Progreso:  Plan created to give access to the formal financial system to the people that receive government subsidies with the objective of introducing them to the sense and importance of saving.

Plan Nómina Especial: Savings account designed to receive the payroll payments made by a company. This account gives the customer unlimited transactions across our ATM network free of any charge.

Electronic Payment for Bogotá D.C. Taxes: This service offers the District taxes contributors an easy way to make their payments using a website, avoiding the inconvenience of going to a branch.

Insurance

Mortgage Loan Insurance: Insurance that covers the client’s mortgage loan in case of unemployment, temporal disability or serious illnesses.

Payroll Loan Insurance: Insurance directed at the clients with payroll loans. It guarantees the payment of several credit installments in case of unemployment or serious illness.

Financing

20 year Mortgage LoanIt: Provides clients with access to a mortgage product, extending the financing term of credit up to 20 years.

Personal loans repayable with remittances: Credit aimed at customers who earn wages or are independent workers but are also beneficiaries of international remittances.  The remittances received by these customers are counted as additional revenue that increases the customer’s capacity of repayment, according to real income and needs.

Cash Management

Direct pay: Automatic payment product service that allows the generation, encryption, and sending of payments from the client’s server to the bank without human intervention.

Treasury

UVR Swap: The UVR-indexed Swap: UVR-COP is a hedging instrument that allows institutional clients to mitigate their portfolios’ exposure to domestic inflation.

 Swap with asymmetric flows: This instrument offers our customers the possibility to hedge discontinuous cash flows related to assets and/or liabilities (i.e., quarterly rights vs. yearly liabilities).

Asset Swap: Investment strategy composed of: (i) a long position in a fixed income security; and (ii) a hedging instrument (Interest Rate Swap, Cross-currency Swap, Basis Swap, etc.). This strategy provides our clients with a ‘yield pickup’ compared to their portfolio benchmark. Also known as a Yield-Enhancement Strategy structured for fixed income portfolios.

IRS Swap with amortization: This instrument is the synthetic variation of a Principal-Only Amortizing Swap, taking into account a series of cash flow streams associated with a plain vanilla Interest Rate Swap, yet with different amortization schedules in terms of rights and obligations.

SUFI

Sufi Credit Card: Credit card designed to complement Sufi’s financing offer and is used to pay all the services of maintenance associated with a vehicle. It gives our customers discounts in commercial establishments that give vehicle services such as concessionaires, accessories stores, among others. Also, the Sufi credit card can be used as a regular Mastercard credit card to acquire products and services in different establishments in Colombia and abroad.

Foreign Currency

Time Deposit Bancolombia Panamá: Debt issued by Bancolombia Panamá, internationally guarded by Euroclear or Clearstream, and offered in Colombia by Valores Bancolombia.

Valores Bancolombia

Colombian Global Market: Comprised of foreign securities that are listed in the local market without requiring the registration in the National Registry of Securities and Issuers (RNVE).Valores Bancolombia was selected as one of the three sponsors of this market. At the end on 2010, our Firm was sponsoring the following stocks: Bank of America Corp (BAC), Goldman Sachs Group Inc. (GS), JPMorgan Chase & Co. (JPM), Exxon Mobil Corp. (XOM), Chevron Corp. (CVX), Apple Inc. (AAPL), Procter & Gamble Co/The (PG), Johnson & Johnson (JNJ), Caterpillar Inc. (CAT).

MAIN LINES OF BUSINESS

The Bank manages its business through nine main operating segments: Banking Colombia, Banking El Salvador, Leasing, Trust, Investment Banking, Brokerage, Off Shore, Pension and Insurance, and All other .

To see the description and discussion about segments, please see “Item 5.Operating and Financial Review and Prospects – A. Operating Results – Results by Segment”.

B.2.	OPERATIONS

See Note 31 – section (y) to the Bank’s consolidated financial statements as of December 31, 2010 included in this Annual Report for a description of the principal markets in which the company competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years.

B.3.	SEASONALITY OF DEPOSITS

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

B.4.	RAW MATERIALS

The Bank on a consolidated basis is not dependent on sources or availability of raw materials.

B.5.	DISTRIBUTION NETWORK

Bancolombia provides its products and services through a traditional branch network, sales and customer representatives as well as through mobile branches (or Puntos de Atención Móviles), non-banking correspondents, an ATM network, online and computer banking, telephone banking, mobile phone banking services, and PACs, among others. In addition, as of December 31, 2010, Bancolombia had a sales force of approximately 12,422 employees and transactions effected through electronic channels represented more than 88% of all transactions in 2010.

The following are the distribution channels offered by Bancolombia as of December 31, 2010:

Branch Network

As of December 31, 2010, Bancolombia’s consolidated branch network consisted of 921 offices, which included 736 from Bancolombia, 102 from Banagrícola and 83 from other subsidiaries.

Company*	Number of branches 2010	Number of branches 2009	Number of branches 2008

Bancolombia S.A.(unconsolidated)	736	713	717
Bancolombia Panamá S.A.	1	1	1
Bancolombia Miami	1	1	1
Leasing Bancolombia S.A.	17	12	10
Renting Colombia S.A. (1)	16	4	4
Valores Bancolombia	9	8	7
Valores Bancolombia Panama S.A.	1	1	1
Banca de Inversión Bancolombia S.A	2	2	2
Fiduciaria Bancolombia S.A.	6	6	6
Tuya	6
Bancolombia Puerto Rico International Inc.	1	1	1
Factoring Bancolombia S.A.	1	5	5
Sufinanciamiento S.A.(2)	-	8	8
Renting Peru S.A.C. (3)	5	1	1
Fondo Inversión Arrend.Operativo Renting Perú I	1
RC Rent a Car S.A.S.	-	10	8
Inversiones CFNS	1	1	1
Banco Agrícola S.A.	102	101	107
Arrendadora Financiera S.A.	1	1	1
Credibac S.A. de C.V.	1	1	-
Bursabac S.A. de C.V.	1	1	1
AFP Crecer S.A.	6	6	6

Company*	Number of branches 2010	Number of branches 2009	Number of branches 2008
Aseguradora Suiza Salvadoreña S.A.	1	1	1
Asesuisa Vida S.A.	1	1	1
Capital investments S.A.	1	1	-
Transportempo SAS	1	1	-
Leasing Peru	1	1	-
Fiduciaria GBC S.A. (Peru)	1	-	-
Total	921	889	890

*For some subsidiaries, their central office is considered a branch.

(1) 12 offices operated for the Localiza franchise in Colombia, are included in the total number of branches for Renting Colombia S.A.

(2) Due to the transfer of part of Sufinaciamiento S.A.’s assets, liabilities and contracts to Bancolombia’s banking unit, SUFI’s 11 branches have been added to the total corresponding to Bancolombia (unconsolidated).

(3) Four offices operated for the Localiza franchise in Perú, are included in the total number of branches for Renting Peru S.A.C.

Non-Banking Correspondents (“CNB”)

A CNB is a platform which allows non-financial institutions such as stores open to the public, to provide financial services and transactions in towns where banks and financial institutions have limited or no presence. As of December 31, 2010, there were a total of 742 non-banking correspondents.

Puntos de Atención Móviles (“PAM”)

PAMs consist of commercial advisors who visit small towns periodically to offer Bancolombia’s products and services. As of December 31, 2010, there were a total of 600 PAMs.

Kiosks

Kiosks, used in El Salvador, are located inside the Bank’s agencies, malls, and other public places and are used to provide the Bank’s clients the possibility of conducting a variety of self-service transactions. As of December 31, 2010, there were a total of 154 kiosks.

Automatic Teller Machines (“ATM”)

Bancolombia has a total of 2,945 ATMs, including 2,544 machines in Colombia and 401 ATMs in El Salvador.

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

Punto de Atención Cercano (“PAC”) or Electronic Funds Transfer at Point of Sale (“EFTPOS”)

Through our own network of 8,073 PACs our customers may carry out a variety of transactions including transfer of funds, bill payments, and changes to credit and credit card PINs.

Mobile Phone Banking Service

Our clients can conduct a variety of transactions using their cell phones, including fund transfers between Bancolombia accounts, account balance inquiries, purchase of prepaid cell phone air time and payment of bills and invoices.

B.6.	PATENTS, LICENSES AND CONTRACTS

The Bank is not dependent on patents or licenses, nor is it dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers).

B.7.	COMPETITION

Description of the Colombian Financial System

Overview

In recent years, the Colombian banking system has been undergoing a period of consolidation given the series of mergers and acquisitions that have taken place within the sector.  More specifically, several mergers and acquisitions took place in 2005, including the Conavi/Corfinsura merger, the acquisition of Banco Aliadas by Banco de Occidente, the merger of Banco Tequendama and Banco Sudameris, as well as the merger of the Colmena and the Caja Social banks.  The trend towards mergers and acquisitions continued throughout 2006, with the completion of certain transactions first announced during 2005. These include the acquisition of Banco Superior by Davivienda, of Banco Granahorrar by BBVA Colombia and of Banco Unión by Banco de Occidente. Also during 2006, Banco de Bogota acquired Megabanco and Davivienda announced its acquisition of Bancafé.  In 2007, HSBC acquired Banitsmo and Bancolombia also completed the acquisition of Banagrícola in El Salvador. For more information on the acquisition of Banagrícola, see “Item 4. Information on the Company – 4.A. History and Development of the Company.” In 2008 the Royal Bank of Scotland (RBS) purchased the Colombian arm of ABN Amro Bank and General Electric (GE) Money acquired a 49.7% stake in Colpatria, with an option of increasing this stake by another 25% by 2012. Also, in 2010, Banco de Bogotá acquired BAC-Credomatic, which has operations in several countries in Central America, for a reported purchase price of COP 3.53 billions.

As of December 31, 2010, and according to the Superintendency of Finance, the principal participants in the Colombian financial system were the Central Bank, 19 commercial banks (eleven domestic banks, seven foreign banks, and one state-owned bank), three finance corporations and 23 financing companies (6 leasing companies and 17 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

The Financial Reform Act of 2009 (Law 1328 passed July 15, 2009) also made important advances towards a multi-banking framework. This new legislation authorized banks to provide merger and acquisition loans and allowed them to conduct financial leasing operations. As a result, some competitors have absorbed their financial leasing subsidiaries into their banking franchises and some leasing companies are in the process of becoming banks.

Financial System Evolution in 2010

Economic activity in Colombia rose at a real annual rate of 4% providing for a robust financial sector. Based on information issued by the Colombian Superintendency of Finance, lending grew at a rate of 17.5% for 2010, in contrast to the stagnation experienced in 2009 when lending grew only 1.9%. The rise in industrial output coupled with the country’s expansive monetary policy drove up the demand for business loans which increased by 20.6% for 2010, compared to just 0.14% for the previous year. Low interest rates and rising confidence drove up consumer loans which grew by 16.4% in 2010, compared to just 1.7%  in 2009. Mortgage and microcredit loans continued to do well, with increases of 13.4% and 16.6% respectively, for 2010.

The financial system’s level of past due loans as a percentage of the total loan portfolio fell substantially throughout the year, going from 4.11% in December 2009 to 2.81% for the same month in 2010. In addition, coverage, measured as the ratio of allowances to past due loans, ended 2010 at 178.2%, compared to 136.9% at the end of 2009.

During 2009, both lending as well as investments gained a greater weighting of the financial system’s structure. Loans increased from 60.2% of total assets at the end of 2009 to 61.5% at the end of 2010.  The investment portfolio as a percentage of total assets increased from 21.8% at the end of 2009 to 22.5% at the end of 2010.

As of December 31, 2010, the Colombian financial sector recorded COP 267 trillion in total assets, representing a 15.1% increase as compared to the same period in 2009.  The Colombian financial system’s total composition of assets shows banks with a market share of 90.9%, followed by financing companies with 6.4% and financial corporations with 2.7%.

As of December 31, 2010, the capital adequacy ratio (tier 1 + tier 2) for credit institutions was 14.9% (including banks, finance corporations and financing companies), which is well above the minimum legal requirement of 9%.

Bancolombia and its Competitors

The following table shows the key profitability, capital adequacy ratios and loan portfolio quality indicators for Bancolombia unconsolidated and its main competitors, as published by the Superintendency of Finance. It is important to note that, in the case of mortgages, past due loans used in the calculation shown below incorporate the past due installments, instead of the complete mortgage balance, whenever a mortgage is due in less than 120 days.

	ROE*		ROA**		Past due loans/ Total loans		Allowances/ Past due loans		Capital Adequacy
	Dec-09	Dec-08	Dec-09	Dec-08	Dec-09	Dec-08	Dec-09	Dec-08	Dec-09	Dec-08
Bancolombia (unconsolidated)	14.4%	17.7%	2.4%	2.6%	3.13%	3.07%	184.51%	164.36%	17.3%	14.8%
Banco de Bogota	18.4%	23.2%	2.5%	2.6%	2.92%	2.50%	135.24%	137.01%	12.8%	10.3%
Davivienda	16.8%	17.8%	1.8%	1.9%	3.48%	4.01%	176.16%	147.41%	12.4%	13.3%
BBVA	18.1%	20.2%	1.9%	1.8%	5.03%	4.24%	112.87%	102.00%	12.4%	11.0%
Banco de Occidente	18.6%	24.0%	2.6%	2.6%	3.94%	3.99%	143.66%	132.68%	11.1%	10.6%
Banco Popular	23.0%	26.2%	2.8%	2.6%	3.20%	2.81%	145.25%	158.68%	12.7%	12.9%
Citibank	17.5%	15.5%	3.0%	2.6%	6.08%	6.03%	117.74%	107.69%	16.8%	14.5%

Source:  Superintendency of Finance.
*      ROE is return on average stockholders’ equity.
**    ROA is return on average assets.

In 2010, Bancolombia ranked first in Colombia and El Salvador in terms of amount of assets, deposits, stockholders’ equity and net income.

The following charts illustrate the market share of Bancolombia unconsolidated and its main competitors with respect to various key products, based on figures published by the Superintendency of Finance for the years ended December 31, 2010, 2009 and 2008:

Total Net Loans
Market Share

Total Net Loans – Market Share %	2010	2009	2008

Bancolombia	21.66	20.29	21.99
Bogotá	14.10	14.46	14.69
Davivienda	13.09	13.29	11.93
BBVA	9.57	9.53	11.30
Occidente	7.40	6.37	6.52
Popular	5.50	5.41	4.76
Citibank	2.78	2.95	3.39

Source:  Ratios are calculated by Bancolombia based on figures published by the Superintendency of Finance.

Checking Accounts
Market Share

Checking Accounts – Market Share %	2010	2009	2008

Bancolombia	22.87	22.19	22.12
Bogotá	18.06	18.33	19.28
Occidente	15.09	14.65	13.78
BBVA	9.68	10.16	8.97
Davivienda	9.42	9.47	9.38
Popular	3.86	4.24	5.28
Citibank	2.74	2.69	2.47

Source:  Ratios are calculated by Bancolombia based on figures published by the Superintendency of Finance.

Time Deposits
Market Share

Time Deposits – Market Share %	2010	2009	2008

Bancolombia	13.92	17.51	15.54
Bogotá	14.57	15.72	14.22
Davivienda	14.71	13.03	12.56
BBVA	7.30	7.11	13.94
Citibank	4.34	4.96	4.31
Popular	3.59	4.27	4.27
Occidente	3.65	4.12	4.25

Source:  Ratios are calculated by Bancolombia based on figures from the Superintendency of Finance.

Saving Accounts
Market Share

Saving Accounts – Market Share %	2010	2009	2008

Bancolombia	20.78	20.47	21.59
Bogotá	14.95	15.05	13.24
Davivienda	11.26	13.26	12.58
BBVA	11.56	10.98	11.40
Popular	7.12	7.84	7.45
Occidente	5.67	6.99	6.95
Citibank	3.65	3.07	2.82

Source:  Ratios are calculated by Bancolombia based on figures from the Superintendency of Finance.

Description of the Salvadorian Financial System

As of December 31, 2010, the Salvadorian financial system was comprised of 12 institutions (nine commercial banks, two state owned banks and one foreign bank).

The total Salvadorian financial system’s assets amounted to USD 13 billon in 2010, decreasing 0.2% as compared to the previous year. As of December 31, 2010, loans represented 63.2% of total assets in the Salvadorian financial system, while investments represented 15.5% and cash and due from banks represented 16.2%. As of December 2009, the total Salvadorian financial system assets amounted to U.S. $13.1 billion, decreasing 4.3% as compared to the previous year. As of December 31, 2009, loans represented 65.1% of total assets in the Salvadorian financial system, while investments represented 14.2% and cash and due from banks represented 15.8%.

Banco Agrícola and its Competitors

In 2010, Banco Agrícola continued to lead the Salvadorian financial system and ranked first in terms of assets, loans, deposits, stockholder’s equity and profits. The following table shows the market share for the main institutions of the Salvadorian financial system for the year ended December 31, 2010:

		MARKET SHARE
	Assets	Stockholders’ Equity	Loans	Deposits	Profits
Banco Agrícola	30.0%	33.8%	30.4%	29.3%	64.7%
Citi	18.5%	20.9%	15.8%	18.4%	6.1%
HSBC	15.3%	15.2%	14.8%	15.0%	8.2%
Scotiabank	14.6%	13.9%	17.2%	14.4%	8.6%
BAC	9.5%	7.7%	9.5%	10.2%	8.4%
Others	12.1%	8.5%	12.3%	12.7%	4.0%

Source: ABANSA (Asociación Bancaria Salvadoreña).

The following charts illustrate the market share of Banco Angrícola and its main competitors with respect to various key products, based on figures published by the Salvadorian Banking Association (ABANSA) for the years ended December 31, 2010, 2009 and 2008:

Total Loans
Market Share

Total Loans – Market Share %	2010	2009	2008

Banco Agrícola	30.4%	30.5%	29.7%
Citi	15.8%	17.8%	19.6%
HSBC	14.8%	14.4%	16.2%
Scotiabank	17.2%	17.6%	17.2%
BAC	9.5%	9.4%	8.5%
Others	12.3%	10.3%	8.8%

Source:  Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Checking Accounts
Market Share

Checking Accounts – Market Share %	2010	2009	2008
Banco Agrícola	27.6%	30.2%	27.6%
Citi	24.7%	25.7%	24.7%
HSBC	12.0%	10.9%	12.0%
Scotiabank	10.5%	11.6%	10.5%
BAC	14.3%	12.6%	14.3%
Others	10.8%	9.0%	10.8%

Source:  Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Time Deposits
Market Share

Time Deposits – Market Share %	2010	2009	2008

Banco Agrícola	26.6%	28.8%	30.5%
Citi	12.6%	15.5%	14.5%
HSBC	16.5%	14.3%	16.5%
Scotiabank	16.4%	17.4%	16.3%
BAC	10.8%	9.1%	7.9%
Others	17.1%	14.9%	14.3%

Source:  Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Saving Accounts
Market Share

Saving Accounts – Market Share %	2010	2009	2008

Banco Agrícola	34.6%	34.3%	34.6%
Citi	20.8%	21.7%	20.8%
HSBC	15.7%	17.6%	15.7%
Scotiabank	15.0%	15.6%	15.0%
BAC	5.7%	4.8%	5.7%
Others	8.2%	5.9%	8.2%

Source:  Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

B.8.	SUPERVISION AND REGULATION

Colombian Banking Regulators

Pursuant to Colombia’s Constitution, the Colombian national legislature has the power to prescribe the general legal framework within which the government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the Board of Directors of the Central Bank, the Ministry of Finance, the Superintendency of Finance, the Superintendency of Industry and Commerce (the “SIC”) and the Self-Regulatory Organization (Autoregulador del Mercado de Valores) (the “SRO”).

Central Bank

The Central Bank exercises the customary functions of a central bank, including price stabilization, monetary policy, regulation of currency circulation, regulation of credit, exchange rate monitoring and management of international reserves. Its board of directors is the regulatory authority for monetary, currency exchange and credit policies, and is responsible for the direction of the Central Bank’s duties. The Central Bank also acts as lender of last resort to financial institutions.

Ministry of Finance and Public Credit

One of the functions of the Ministry of Finance is to regulate all aspects of finance and insurance activities.

As part of its duties, the Ministry of Finance issues decrees relating to financial matters that may affect banking operations in Colombia. In particular, the Ministry of Finance is responsible for regulations relating to capital adequacy, risk limitations, authorized operations, disclosure of information and accounting of financial institutions.

Superintendency of Finance

The Superintendency of Finance is the authority responsible for supervising and regulating financial institutions, including commercial banks such as the Bank, finance corporations, finance companies, financial services companies and insurance companies. The Superintendency of Finance has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations. The Superintendency of Finance can also conduct on-site inspections of Colombian financial institutions.

The Superintendency of Finance is also responsible for monitoring and regulating the market for publicly traded securities in Colombia and for monitoring and supervising securities market participants, including the Colombian Stock Exchange, brokers, dealers, mutual funds and issuers.

Financial institutions must obtain the prior authorization of the Superintendency of Finance before commencing operations.

Violations of the financial system rules and regulations are subject to administrative and, in some cases, criminal sanctions.

Other Colombian regulators

Self Regulatory Organization

The Self Regulatory Organization is a private entity responsible for the regulation of entities participating in the Colombian capital markets. The Self Regulatory Organization may issue mandatory instructions to its members and supervise its members’ compliance and impose sanctions for violations.

All capital market intermediaries, including the Bank, must become members of the SRO and are subject to its regulations.

Superintendency of Industry and Commerce

The Superintendency of Industry and Commerce is the authority responsible for supervising and regulating competition in several industrial sectors, including financial institutions. The Superintendency of Industry and Commerce is authorized to initiate administrative proceedings and impose sanctions on banks, including the Bank, whenever the financial entity behaves in a manner considered to be anti-competitive.

Regulatory Framework for Colombian Banking Institutions

The basic regulatory framework of the Colombian financial sector is set forth in Decree 663 of 1993, modified among others, by Law 510 of 1999, Law 546 of 1999, Law 795 of 2003, Law 964 of 2005 and Law 1328 of 2009 as well as in External Resolution 8 of 2000 (exchange control regulation statute) and Resolution 4 (as hereinafter defined) issued by the board of directors of the Central Bank. Decree 663 of 1993 defines the structure of the Colombian financial system and defines several forms of business entities, including: (i) credit institutions (establecimientos de crédito) (which are further categorized into banks, finance corporations (corporaciones financieras), financing companies (compañias de financiamiento comercial) and finance cooperatives (cooperativas financieras)); (ii) financial services entities (sociedades de servicios financieros); (iii) capitalization corporations (sociedades de capitalización); (iv) insurance companies (entidades aseguradoras); and (v) insurance intermediaries (intermediarios de seguros). Furthermore, Decree 663 of 1993 provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the Superintendency of Finance. Additionally, Decree 2555 of 2010 compiled regulations that were dispersed in separate decrees, including regulations regarding capital adequacy and lending activities.

The main role of banks, finance corporations and financing companies is to receive deposits. Banks place funds back into circulation by means of loans or any active credit operations; finance corporations place funds into circulation by means of active credit operations or investments, with the purpose of promoting the creation or expansion of enterprises; and finance companies place funds back into circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations.

Law 510 of 1999 and Law 795 of 2003 substantially amended the powers of the Superintendency of Finance to control, regulate and supervise financial institutions. Law 510 of 1999 also streamlined the procedures for the Fondo de Garantías de Instituciones Financieras (“Fogafin”), the agency that insures deposits in financial institutions and provides credit and support to troubled financial institutions.

The main purpose of Law 510 of 1999 was to improve the solvency standards and stability of Colombia’s financial institutions by providing rules for their incorporation and regulating permitted investments of credit institutions, insurance companies and investment companies. Law 546 of 1999 was enacted to regulate the system of long-term home loans. Law 795 of 2003 was enacted to broaden the scope of activities that financial institutions can engage in, to update regulations with some of the then latest principles of the Basel Committee and to increase the minimum capital requirements in order to incorporate a financial institution. (For more information, see “Minimum capital requirements” below.) Law 795 of 2003 also provided authority to the Superintendency of Finance to take preventive measures, consisting mainly of preventive interventions with respect to financial institutions whose capital falls below certain thresholds. For example, in order to avoid a temporary take-over by the Superintendency of Finance, such financial institutions must submit to the Superintendency of Finance a restructuring program to restore their financial condition.

The recently enacted Law 1328 of 2009 provides a new set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions in order to minimize disputes. Prior to Law 1328 of 2009, foreign banks were able to operate in Colombia by establishing a Colombian subsidiary authorized by the Superintendency of Finance. Following the enactment of Law 1328 of 2009, as of June 15, 2013, foreign banks will be permitted to operate through their “branches” and will not be required to incorporate a Colombian subsidiary. Law 1328 of 2009 also broadened the scope of permitted business activities by regulated entities. Following its adoption, credit institutions were allowed to operate leasing businesses and banks were allowed to extend loans to third parties so that borrowers could acquire control of other companies. Pursuant to articles 62 and 63 of law 1430 of 2010 the Superintendency of Finance must follow behavior of the prices charged by financial institutions for at least 6 months; additionally, it must report its findings to the Colombian government. Subsequently the Colombian government may assess if there is “insufficient competition in the relevant market of financial services”. Upon reaching its conclusion, the government has the power to: (i) fix the price of financial services; or (ii) determine price minimums or maximums.The Superintendency of Finance has authority to implement applicable regulations and, accordingly, issues from time to time administrative resolutions and circulars. By means of External Circular 007 of 1996 (as amended), the Superintendency of Finance compiled the rules and regulations applicable to financial institutions.

Likewise, by means of External Circular 100 of 1995 (the “Basic Accounting Circular”), the Superintendency of Finance compiled all regulations applicable to the accounting rules and regulations.

The exchange control statute defines the different activities that banks, including the Bank, may perform as currency exchange intermediaries, including lending in foreign currency and investment in foreign securities.

Violations of any of the above statutes and their relevant regulations are subject to administrative sanctions and, in some cases, criminal sanctions.

Key interest rates

Colombian commercial banks, finance corporations and consumer financing companies are required to provide the Central Bank, on a weekly basis, with data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes the Tasa de Captaciones de Corporaciones Financieras (“TCC”) and the Depósitos a Término Fijo (“DTF”) rates, which are published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The TCC is the weighted average interest rate paid by finance corporations for deposits with maturities of 90 days. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and consumer financing companies for certificates of deposit with maturities of 90 days. For the week of January 3, 2011, the DTF was 3.50% and the TCC was 2.78%.

Capital adequacy requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on applicable Basel Committee standards. The regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets.

Technical Capital for the purposes of the regulations consists of the sum of Tier One Capital (basic capital) and Tier Two Capital (additional capital) (Tier One Capital and Tier Two Capital, collectively, “Technical Capital”).

Tier One Capital consists of:

•	outstanding and paid-in capital stock;
•	legal and other reserves;
•	profits retained from prior fiscal years;
•
the total value of the revaluation of equity account (revalorización del patrimonio) (if positive) and of the foreign currency translation adjustment account (ajuste por conversion de estados financieros);

•
current fiscal year profits in a proportion equal to the percentage of prior fiscal year profits that were capitalized, or allocated to increase the legal reserve, or all profits that must be used to cover accrued losses;

•
any representative shares held as  collateral by Fogafin when the entity is in compliance with a recovery program aimed at bringing the bank back into compliance  with capital adequacy requirements (if the Superintendency of Finance establishes that such recovery program has failed, these shares shall not be computed);

•	subordinated bonds issued by financial institutions and subscribed by Fogafin when they comply with certain requirements stated in the regulations;
•	the part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation;
•	the value of dividends declared to be paid-in shares; and
•	the value of the liabilities owed by minority interests.

Items deducted from Tier One Capital are:

•	any prior or current period losses;
•	the total value of the capital revaluation account (revalorización del patrimonio)(if negative);
•	accumulated inflation adjustments on non-monetary assets (provided that the respective assets have not been transferred);
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

Tier Two Capital includes other reserves and retained earnings, which are added to the Tier One    Capital in order to establish the total Technical Capital.

 Tier Two Capital consists of:

•	50% of the accumulated inflation adjustment of non-monetary assets (provided that such assets have not been disposed of);
•	50% of asset reappraisal (excluding revaluations of foreclosed assets or assets received as payment of credits);
•
mandatory convertible bonds effectively subscribed and paid, with maturities of up to 5 years,provided that the terms and conditions of their issuance were approved by the Superintendency of Finance and subject to the conditions set forth by the Superintendency of Finance;

•	subordinated payment obligations as long as said obligations do not exceed 50% of Tier One Capital and comply with additional requirements stated in the regulations;
•	the part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation; and
•	general allowances made in accordance with the instructions issued by the Superintendency of Finance.

The following items are deducted from Tier Two Capital:

•
50% of the direct or indirect capital investments (in entities subject to the supervision of the Superintendency of Finance, excluding subsidiaries) and mandatory convertible bonds reappraisal that complies with the requirements set forth in the applicable regulation;

•
50% of the direct or indirect capital investments (excluding investments in subsidiaries) and mandatory convertible bonds reappraisal of foreign financial entities with respect to which the bank’s share is or exceeds 20% of the entity’s subscribed capital; and

•	the value of the devaluation of equity investments with low exchange volume or which are unquoted.

In computing Technical Capital, Secondary Capital may not exceed the total amount of Primary Capital.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2010 and 2009:

	As of December 31, 2010		As of December 31, 2009
	(COP million, except percentages)

Subscribed capital	COP	460,684	COP	460,684
Legal reserve and other reserves		5,397,973		4,697,355
Unappropriated retained earnings		70,611		106,380
Net Income		591,261		648,786
Subordinated bonds subscribed by Fogafin		-		2,449
Less:
Long - term investments		(102,204)		(91,808)
Non - monetary inflation adjustment		(74,556)		(97,527)
Primary capital (Tier I)	COP	6,343,769	COP	5,726,319

Reappraisal of assets	COP	188,454	COP	201,329
Provision loans		35,294		35,899
Non-monetary inflation adjustment		41,971		53,457
Subordinated bonds		2,407,960		1,269,292
Computed secondary capital (Tier II)	COP	2,673,679	COP	1,559,977
Primary capital (Tier I)	COP	6,343,769	COP	5,726,319
Secondary capital (up to an amount equal to primary capital) (Tier II)		2,673,679		1,559,977
Technical Capital	COP	9,017,448	COP	7,286,296

Capital ratios
Primary capital to risk-weighted assets (Tier I)		10.32%		10.40%
Secondary capital to risk-weighted assets (Tier II)		4.35%		2.83%
Technical capital to risk-weighted assets		14.67%		13.23%

Risk-weighted assets including market risk	COP	61,449,661	COP	55,084,655

As of December 31, 2010, the Bank’s technical capital ratio was 14.67%, exceeding the requirements of the Colombian government and the Superintendency of Finance by 567 basis points. As of December 31, 2009, the Bank’s technical capital ratio was 13.23%. The year over-year increase in the capital adequacy ratio is explained by the growth in the Bank’s technical capital which was higher than the growth of APNR (assets assigned with different risk weights).

Liquidity risks and market risks are currently governed by the Basic Accounting Circular, issued by the Superintendency of Finance. Since January 2002, Colombian banks have been required to calculate a VaR (value at risk) which is considered in the Bank’s solvency calculation with a methodology provided by the Superintendency of Finance in accordance with the articles 2.1.1.1.1 through 2.1.1.1.16  of  Decree 2555 of 2010, (previously Decree 1720 of 2001). Future changes in VaR requirements could have a material impact on the Bank’s operations. According to the Superintendency of Finance, financial institutions must maintain a ratio between its Technical Capital and credit/market risk-weighted assets of more than 9%.

Bancolombia’s loan portfolio, net of provisions, is 100% weighted in the calculation of risk-weighted assets.

Minimum capital requirements

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 633 of 1993, as amended. The minimum capital requirement for 2010 is COP 68,913 million.Failure to meet such requirement can result in the Taking of Possession (toma de posesión) of the Bank by the Superintendency of Finance (See “Colombian banking regulations—Bankruptcy considerations”).

Capital investment limit

All investments in subsidiaries and other authorized capital investments, other than those made in order to abide by legal requirements, may not exceed 100% of the total aggregate of capital, equity reserves and the revaluation of equity account of the respective bank, financial corporation or commercial finance company, excluding unadjusted fixed assets and including deductions for accumulated losses.

Mandatory investments

Central Bank regulations require financial institutions, including the Bank, to make mandatory investments in securities issued by Finagro, a Colombian public financial institution that finances production and rural activities, to support the agricultural sector. The amount of these mandatory investments is calculated based on the current peso-denominated obligations of the relevant financial institution.

Foreign Currency Position Requirements

According to External Resolution 4 of 2007, issued by the board of directors of the Central Bank as amended (“Resolution 4”), a financial institution’s foreign currency position (posicion propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

Resolution 4 provides that the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in pesos of 20% of the bank’s Technical Capital. Currency exchange intermediaries such as the Bank are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5% of its Technical Capital (with penalties being payable after the first business day).

Resolution 4 also defines foreign currency position in cash (posicion propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days average foreign currency position in cash cannot exceed 50% of the bank’s Technical Capital. In accordance with Resolution 4, the three day average must be calculated on a daily basis and the foreign currency position in cash cannot be negative.

Finally, Resolution 4 requires banks to comply with a gross position of leverage (posicion bruta de apalancamiento). Gross position of leverage is defined as (i) the value of term contracts denominated in foreign currency, plus (ii) the value of transactions denominated in foreign currency to be settled within two days in cash, plus (iii) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. Resolution 4 sets a limit on the gross position of leverage, which cannot exceed 550% of the Technical Capital.

Reserve Requirements

Commercial banks are required by the board of directors of the Central Bank to satisfy reserve requirements with respect to deposits and other cash demands. Such reserves are held by the Central Bank in the form of cash deposits. According to Resolution 11 of 2008 issued by the board of directors of the Central Bank, as amended, the reserve requirements for Colombian banks are measured bi-weekly and the amounts depend on the class of deposits.

Credit institutions must maintain reserves of 11% over the following deposits and cash demands:

•	Private demand deposits;
•	Government demand deposits;
•	Other deposits and liabilities; and
•	Savings deposits.

In addition, credit institutions must maintain reserves of 4.5% for term deposits with maturities fewer than 540 days and 0% for term deposits with maturities equal to or  more than 540 days.

Credit institutions may maintain these reserves in their accounts at the Central Bank.

Marginal reserve requirements were eliminated by the Central Bank in 2008.

Foreign Currency Loans

Residents of Colombia may only obtain foreign currency loans from foreign financial entities registered with the Central Bank and from Colombian currency exchange intermediaries (upon certain events). Foreign currency loans must be either channeled through a foreign exchange intermediary or deposited in offshore compensation accounts.

According to regulations issued by the Central Bank, every Colombian resident and institution borrowing funds in foreign currency is generally required to post with the Central Bank noninterest bearing deposits for a specified term, although the size of the required deposit is currently zero. No such deposits would be required for foreign currency loans aimed at financing Colombian investments abroad or for short-term exportation loans (provided the loan is disbursed against the funds of Banco de Comercio Exterior—Bancoldex). In addition, pursuant to Law 9 of 1991, the board of directors of the Central Bank is entitled to impose conditions and limitations on the incurrence of foreign currency indebtedness, as an exchange control policy, in order to avoid pressure in the currency exchange market.

Non-Performing Loan Allowance

The Superintendency of Finance maintains guidelines on non-performing loan allowances for financial institutions.

Lending Activities

Decree 2555 of 2010, as amended, sets forth the maximum amounts that a financial institution may lend to a single borrower (including for this purpose all related fees, expenses and charges). These maximum amounts may not exceed 10% of a bank’s Technical Capital. However, there are several circumstances under which the limit may be raised. In general, the limit is raised to 25% when amounts lent above 5% of Technical Capital are secured by guarantees that comply with the financial guidelines provided in Decree 2555 of 2010, as amended. Also, according to Decree 2555 of 2010, a bank may not make loans to any shareholder that holds directly more than 10% of its capital stock for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding directly or indirectly 20% or more of the Bank’s capital stock exceed 20% of the Bank’s Technical Capital. In addition, no loan to a single financial institution may exceed 30% of the Bank’s Technical Capital, with the exception of loans funded by Colombian development banks which are not subject to such limit.

Also, Decree 2555 of 2010 set a maximum limit for risk concentrated in one single party, equivalent to 30% of the Bank’s Technical Capital, the calculation of which includes loans, leasing operations and equity and debt investments.

The Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans. However, interest rates must also be consistent with market terms with a maximum limit established by the Superintendency of Finance.

Interest Rate Caps or Limitations

Pursuant to Article 884 of the Colombian Commercial Code, there is a limit on the amount of interest that may be charged in commercial transactions.

According to the aforementioned, no person or institution can charge an interest rate greater than one and a half times the Interés Bancario Corriente, which is calculated and certified by the Superintendency of Finance every three months. Banks that charge interest rates higher than the maximum permitted rate would commit a crime and would be forced to reverse interest charged in excess of the permitted rate. As of April 2011, the interest rate cap was 26.54% for consumer and ordinary loans and 44.00% for microcredit.

Ownership and Management Restrictions

The Bank is organized as a stock company (sociedad anónima). Its corporate existence is subject to the rules applicable to commercial companies, principally the Colombian Commerce Code. The Colombian Commerce Code requires stock companies (such as the Bank) to have at least five shareholders at all times and provides that no single shareholder may own 95% or more of the Bank’s subscribed capital stock. Article 262 of the Colombian Commerce Code prohibits the Bank’s subsidiaries from acquiring the stock of the Bank.

Pursuant to Decree 663 of 1993 (as amended by Law 795 of 2003), any transaction resulting in an individual or corporation holding 10% or more of any class of capital stock of any Colombian financial institution, including, in the case of the Bank, transactions resulting in holding ADRs representing 10% or more of the outstanding common and preferred shares of the Bank, is subject to the prior authorization of the Superintendency of Finance. For that purpose, the Superintendency of Finance must evaluate the proposed transaction based on the criteria and guidelines specified in Law 510 of 1999, as amended by Law 795 of 2003. Transactions entered into without the prior approval of the Superintendency of Finance are null and void and cannot be recorded in the institution’s stock ledger. These restrictions apply equally to Colombian as well as foreign investors.

Colombian financial institutions that are issuers of securities to the public must comply with special rules regarding the composition of their board of directors.In particular, at least 25% of the board members of the board of directors of the Bank must be independent. To be considered independent, the board members must not be (i) employees or directors of the Bank; (ii) shareholders of the Bank that directly or indirectly address or control the majority of the voting rights or that may determine the majority composition of the management boards; (iii) shareholders or employees of entities that render certain services to the Bank in cases in which the service provider receives 20% or more of its income from the Bank; (iv) employees or directors of a non-profit organization that receives donations from the Bank in certain amounts; (v) directors of other entities in whose board of directors one of the legal representatives of the Bank participates; and (vi) any other person that receives from the Bank any kind of economic consideration (except as for the considerations received by the board members, the auditing committee or any other committee of the board of directors).

Bankruptcy Considerations

Pursuant to Colombian banking law, the Superintendency of Finance has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure. Accordingly, the Superintendency of Finance may intervene in a bank’s business, (i) prior to the liquidation of the bank, by taking one of the following preventive measures (institutos de salvamento) : (a) submit the bank to a special supervision regime; (b) issue a mandatory order to recapitalize the bank; (c) place the bank under the management of another authorized financial institution,  acting as trustee; (d) order the transfer of all or part of the assets, liabilities and contracts, as well as certain ongoing concerns (establecimientos de comercio) of the bank to another financial institution; (e) order the bank to merge with one or more financial institutions that consent to the merger, whether by creating a new institution or by having another institution absorb the bank; (f) order the adoption of a recovery plan by the bank, including adequate measures to reestablish its financial situation, pursuant to guidelines approved by the government; (g) order the exclusion of certain assets and liabilities by requiring the transfer of such assets and liabilities to another institution designated by the Superintendency of Finance; (h) order the progressive unwinding (desmonte progresivo) of the operations of the bank; or (ii) at any time, by taking possession of the bank (toma de posesión) (“Taking of Possession”) to either administer the bank or order its liquidation, depending on how critical the situation is found to be by the Superintendency of Finance.

The following grounds for a Taking of Possession are considered to be “automatic” in the sense that, if the Superintendency of Finance discovers their existence, the Superintendency of Finance is obligated to step in and take over the respective financial institution: (i) if the financial institution’s Technical Capital (patrimonio adecuado) falls below 40% of the legal minimum, or (ii) the expiration of the term of any then current recovery plans or the non-fulfillment of the goals set forth in such plans.The Superintendency of Finance also conducts periodic visits to financial institutions and, as a consequence of these visits, the Superintendency of Finance can impose capital or solvency obligations on financial institutions without taking control of the financial institution.

Additionally, and subject to the approval of the Ministry of Finance, the Superintendency of Finance may, at its discretion, initiate intervention procedures under the following circumstances: (i) suspension of payments; (ii) failure to pay deposits; (iii) refusal of the Bank to submit its files, accounts and supporting documentation for inspection by the Superintendency of Finance; (iv) repeated failure to comply with orders and instructions from the Superintendency of Finance; (v) repeated violations of applicable laws and regulations or of the bank’s by-laws; (vi) unauthorized or fraudulent management of the bank’s business; (vii) reduction of the bank’s Technical Capital below 50% of its subscribed capital; (viii) failure to comply with the minimum capital requirements set forth in the Colombian Financial Statute; (ix) failure to comply with the recovery plans that were adopted by the bank; (x) failure to comply with the order of exclusion of certain assets and liabilities to another institution designated by the Superintendency of Finance; and (xi) failure to comply with the order of progressive unwinding (desmonte progresivo) of the operations of the bank.

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

Within two months from the date when the Superintendency of Finance takes possession of a bank, the Superintendency of Finance must decide which of the aforementioned measures is to be pursued. The decision is subject to the prior advisory opinion of Fogafin, which is the government agency that insures deposits made in Colombian financial institutions. The two month term may be extended with the prior consent of Fogafin.

Upon the Taking of Possession of a bank, depending on the financial situation of the bank and the reasons that gave rise to such measure, the Superintendency of Finance may (but is not required to) order the bank to suspend payments to its creditors. The Superintendency of Finance has the power to determine that such suspension will affect all of the obligations of the bank, or only certain types of obligations or even obligations up to or in excess of a specified amount.

As a result of the Taking of Possession, the Superintendency of Finance must appoint as special agent the person or entity designated by Fogafin to administer the affairs of the bank while such process lasts and until it is decided whether to liquidate the bank.

As part of its duties during the Taking of Possession, Fogafin must provide the Superintendency of Finance with the plan to be followed by the special agent in order to meet the goals set for the fulfillment of the measures that may have been adopted. If the underlying problems that gave rise to the Taking of Possession of the bank are not resolved within a term not to exceed two years, the Superintendency of Finance must order the liquidation of the bank.

During the Taking of Possession (which period ends when the liquidation process begins or the bank is restored to good financial condition), Colombian banking laws prevent any creditor of the bank from: (i) initiating any procedure for the collection of any amount owed by the bank; (ii) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations; (iii) constituting a lien or attachment over any of the assets of the bank to secure payment of any of its obligations; or (iv) making any payment, advance or compensation or assuming any obligation on behalf of the bank, with the funds or assets that may belong to it and are held by third parties, except for payments that are made by way of set-off between regulated entities of the Colombian financial and insurance systems.

In the event that the bank is liquidated, the Superintendency of Finance must, among other measures, provide that all term obligations owed by the bank are due and payable as of the date when the order to liquidate becomes effective.

During the liquidation process, claims of creditors rank as follows: (i) amounts owed to employees and former employees for salaries, benefits, indemnities and pensions; (ii) bank deposits and other types of saving instruments; (iii) taxes; (iv) all other credits, except subordinated credits; and (v) subordinated credits. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to completing full distribution in the prior category.

Colombian banks and other financial institutions are not subject to the laws and regulations that govern generally the insolvency, restructuring and liquidation of industrial and commercial companies.

 Deposit insurance—Troubled Financial Institutions

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

To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 2010 of the board of directors of Fogafin, as amended, requires mandatory deposit insurance.Under this Resolution No. 1, banks must pay an annual premium of 0.3% of total funds received on saving accounts, checking accounts, certificates of deposit and other deposits. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank up to a maximum of COP 20 million regardless of the number of accounts held.

Anti-Money Laundering Provisions

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993 and Circulars 26 of 2008 and 2010 issued by the Superintendency of Finance, as well as Law 599 of 2000, and the Colombian Criminal Code, as amended.

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering (“FATF”). Colombia, as a member of the GAFI-SUD (a FATF style regional body), follows all of FATF’s 40 recommendations and eight special recommendations. Circular 26 of 2008 issued by the Superintendency of Finance requires the implementation by financial institutions of a system of controls for money laundering and terrorism financing. These rules emphasize “know your customer” policies and knowledge of customers and markets. They also establish processes and parameters to identify and monitor a financial institution’s customers. According to these regulations, financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism. Finally, the Colombian criminal code introduced criminal rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Risk management systems

Commercial banks, including the Bank, must have risk administration systems to meet the Superintendency of Finance minimum standards for compliance and to avoid and mitigate the following risks: (i) credit; (ii) liquidity; (iii) market; (iv) operational; and (v) money laundering and terrorism.

Generally, commercial banks  are required to assign risk-weightings to their assets based on 0%, 25%, 50% and 100% ratios depending on their risks. Standards to evaluate risk have been established and different ratings are awarded (A, B, C, D and E) to each credit asset depending on the level of risk.

Depending on the rating assigned, a different amount of provisions are required, as established by the Superintendency of Finance in Chapter II of the Basic Accounting Circular.

With respect to liquidity and market risks, commercial banks must follow the provisions of the Basic Accounting Circular, which defines criteria and procedures for measuring a bank’s exposure to interest rate risk, foreign exchange risk, and market risk. Under such regulations, banks must send the Superintendency of Finance information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Since January 2002, Colombian banks have been required to calculate, for each position on the balance sheet, a volatility rate and a parametric VaR (value at risk), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the Superintendency of Finance.

With respect to operational risk, commercial banks must assign a rating, according to principles provided by the Basic Accounting Circular, to each of their operative lines (such as corporate finance, issue and negotiation of securities, commercial banking, assets management, etc.) in order to record the risk events that may occur and cause fraud, technology problems, legal and reputational problems and problems associated with labor relations at the bank.

Regulatory Framework for Subsidiaries Not Participants in the Financial Sector

All of Bancolombia‘s Colombian subsidiaries that are not part of the finance sector are governed by the laws and regulations stipulated in the Colombian Civil Code and the Colombian Code of Commerce as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by said subsidiaries.

Banking Regulation of El Salvador

The Financial System Superintendency of El Salvador is the entity responsible for the surveillance, inspection and control of the banking activity in El Salvador.

Pursuant to Article 3 of Decree 628  of 1997, the Salvadorian Financial System Superintendency: (i) fulfills and enforces the laws, regulations and other legal provisions applicable to the central bank of El Salvador and the other entities subject to its surveillance; (ii) issues the set of laws or regulations to be followed by the institutions under its control; (iii) authorizes the establishment, operation, intervention and closure of banks, savings and loan associations, insurance companies and other entities as established by law; (iv) supervises and examines the operations of the institutions under its control and (v) oversees compliance with law.

Banking Law of El Salvador

The Legislature of the Republic of El Salvador establishes the banking law through Decree 697 of 1999, which regulates the financial intermediation and other operations performed by the banks.

The banks are required to establish a reserve requirement, set by the Salvadorian Superintendency of Finance in accordance to the deposits and obligations of such bank.

According to the Salvadorian Superintendency of Finance’s regulations, the reserve requirements for Salvadorian banks as of December 31, 2010 are:

Ordinary Reserve Requirements %
Checking Accounts	25.0%

Saving Accounts	20.0%

Time Deposits	20.0%

Borrowings from foreign banks	5.0%

Long-term debt(1)	15.0% - 20.0%

(1)	15% for long-term debt with maturity above one year and 20% for long-term debt with maturity less than one year.

An extraordinary reserve requirement of 3.0% over the total amount of deposits applicable to banks is in place as of December 31, 2010.

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

Since the implementation of the Monetary Integration Law, all financial operations, such as bank deposits, loans, pensions, issuance of securities and any others made through the financial system, as well as the accounting records, must be expressed in U.S. dollars. The operations or transactions of the financial system made or agreed in colones before the effective date of the Monetary Integration Law are expressed in U.S. dollars at the exchange rate established in such law.

C.	ORGANIZATIONAL STRUCTURE

The following are the main subsidiaries of Bancolombia S.A.:

The following is a list of subsidiaries of Bancolombia S.A. as of December 31, 2010:

SUBSIDIARIES

Entity	Jurisdiction of Incorporation	Business	Shareholding directly and indirectly

Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing	100%
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment Banking	100%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100%
Compañía de Financiamiento Tuya S.A.	Colombia	Financial services	99.99%
Factoring Bancolombia S.A. Compañía de Financiamiento	Colombia	Financial services	100%
Renting Colombia S.A.	Colombia	Operating leasing	100%
Transportempo S.A.S.	Colombia	Transportation	100%
Valores Simesa S.A.	Colombia	Investments	68.75%
Inversiones CFNS S.A.S.	Colombia	Investments	100%
CFNS Infraestructura S.A.S.	Colombia	Investments	100%
Inmobiliaria Bancol S.A.	Colombia	Real estate broker	99.00%
Todo 1 Colombia S.A.	Colombia	E-commerce	90.09%
Vivayco S.A.S.	Colombia	Portfolio Purchase	75.00%
Cobranzas Bancolombia S.A. (Under “Liquidation process”)	Colombia	Technical and Administrative Services	99.99%
Bancolombia Panamá S.A.	Panama	Banking	100%
Valores Bancolombia Panamá S.A.	Panama	Securities brokerage	100%
Suvalor Panamá Fondo de Inversión S.A.	Panama	Holding	100%
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100%
Future Net S.A.	Panama	E-commerce	100%
Banagrícola S.A.	Panama	Investments	99.16%
Banco Agrícola Panamá S.A.	Panama	Banking	99.16%
Banco Agrícola S.A.	El Salvador	Banking	97.33%
AFP Crecer S.A.	El Salvador	Pension fund	98.97%
Aseguradora Suiza Salvadoreña S.A. Asesuisa	El Salvador	Insurance company	96.08%
Asesuisa Vida S.A.	El Salvador	Insurance company	96.08%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.33%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.33%
Bursabac S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%
Renting Perú S.A.C.	Peru	Operating leasing	100%
Capital Investments SAFI S.A.	Peru	Trust	100%
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Peru	Car Rental	100%
Leasing Perú S.A.	Peru	Leasing	100%
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust	98.82%
Bancolombia Puerto Rico Internacional, Inc	Puerto Rico	Banking	100%
Suleasing Internacional USA Inc	USA	Leasing	100%
Bancolombia Cayman S.A.	Cayman Islands	Banking	100%

D.	PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2010, the Bank owned COP 2,165.33 billion in property, plant and equipment (including assets that are part of our operating leasing business). COP 804.47 billion correspond to land and buildings, of which approximately 95% are used for administrative offices and branches in 60 municipalities in Colombia and 25 municipalities in El Salvador. COP 196.90 billion correspond to computer equipment, of which 24.26% relate to the central computer and servers of Bancolombia and the rest relate to personal computers, ATMs, telecommunications equipment and other equipment. In 2010, the Bank is running two projects of construction and adaptation:  “Nodo de Comunicaciones”, project progress 90%, COP 46.8 billion and “Sede Alterna 1 y 2” project progress 73%, COP 0.92 billion.

In addition to its own branches, the Bank occupies 541 rented offices.

The Bank does not have any liens on its property.

E.	SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Bank’s consolidated financial statements as well as Item 5. Operating and Financial Review and Prospects. This information has been prepared based on the Bank’s financial records, which are prepared in accordance with Colombian GAAP and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 31 to the Bank’s consolidated financial statements as of December 31, 2010 included in this Annual Report for a summary of the significant differences between Colombian GAAP and U.S. GAAP.

The consolidated selected statistical information for the year ended December 31, 2006, includes the selected statistical information of Bancolombia and its subsidiaries, without reflecting any pro-forma calculation of the effect of Banagrícola’s acquisition, while consolidated selected statistical information for the years ended December 31, 2007, December 31, 2008, December 31, 2009 and December 31, 2010 corresponds to the Bank and its Subsidiaries, including all additional subsidiaries acquired as a result of the Banagrícola acquisition.

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

Average balance sheet

The following tables show for the years ended December 31, 2010, 2009 and 2008, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities.

	Average Balance Sheet and Income from Interest-Earning Assets for the Fiscal Years Ended December 31,
	2010			2009			2008
	Average Balance	Interest Earned	Average Nominal Interest Rate	Average Balance	Interest Earned	Average Nominal Interest Rate	Average Balance	Interest Earned	Average Nominal Interest Rate
	(COP million, except percentages)

ASSETS
Interest-earning assets
Overnight funds
Peso-denominated	907,453	32,472	3.6%	823,303	60,561	7.4%	428,144	67,339	15.7%
U.S. Dollar-denominated	478,224	9,526	2.0%	1,155,871	15,612	1.4%	649,167	38,869	6.0%
Total	1,385,677	41,998	3.0%	1,979,174	76,173	3.8%	1,077,311	106,208	9.9%
Investment securities
Peso-denominated	6,381,602	430,911	6.8%	5,461,175	647,324	11.9%	4,387,502	406,802	9.3%
U.S. Dollar-denominated	2,159,867	11,502	0.5%	2,210,185	81,234	3.7%	1,705,124	24,787	1.5%
Total	8,541,469	442,413	5.2%	7,671,360	728,558	9.5%	6,092,626	431,589	7.1%
Loans and Financial Leases (1)
Peso-denominated	32,808,038	3,763,049	11.5%	31,577,872	4,713,033	14.9%	28,491,159	4,923,704	17.3%
U.S. Dollar-denominated	10,361,466	701,225	6.8%	11,457,889	909,934	7.9%	10,922,602	852,242	7.8%
Total	43,169,504	4,464,274	10.3%	43,035,761	5,622,967	13.1%	39,413,761	5,775,946	14.7%
Total interest-earning assets
Peso-denominated	40,097,093	4,226,432	10.5%	37,862,350	5,420,918	14.3%	33,306,805	5,397,845	16.2%
U.S. Dollar-denominated	12,999,557	722,253	5.6%	14,823,945	1,006,780	6.8%	13,276,893	915,898	6.9%
Total	53,096,650	4,948,685	9.3%	52,686,295	6,427,698	12.2%	46,583,698	6,313,743	13.6%

Total non-interest-earning assets
Peso-denominated	6,957,834			7,440,325			6,277,291
U.S. Dollar-denominated	3,300,597			2,502,976			2,260,525
Total	10,258,431			9,943,301			8,537,816

Total interest and non-interest- earning assets
Peso-denominated	47,054,927	4,226,432		45,302,675	5,420,918		39,584,096	5,397,845
U.S. Dollar-denominated	16,300,154	722,253		17,326,921	1,006,780		15,537,418	915,898
Total Assets (COP)	63,355,081	4,948,685		62,629,596	6,427,698		55,121,514	6,313,743

(1) Includes performing loans only.

	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Fiscal Years Ended December 31,
	2010			2009			2008
	Average Balance	Interest Paid	Yield / Rate(1)	Average Balance	Interest Paid	Yield / Rate(1)	Average Balance	Interest Paid	Yield / Rate(1)
	(COP million, except percentages)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits
Peso-denominated	852,041	24,357	2.9%	625,108	19,729	3.2%	468,000	16,012	3.4%
U.S. Dollar-denominated	1,679,362	14,501	0.9%	1,729,212	23,482	1.4%	1,733,507	23,245	1.3%
Total	2,531,403	38,858	1.5%	2,354,320	43,211	1.8%	2,201,507	39,257	1.8%
Savings deposits
Peso-denominated	14,046,068	307,106	2.2%	11,919,042	431,126	3.6%	10,952,894	555,628	5.1%
U.S. Dollar-denominated	2,122,407	14,556	0.7%	2,154,381	19,739	0.9%	1,880,546	34,090	1.8%
Total	16,168,475	321,662	2.0%	14,073,423	450,865	3.2%	12,833,440	589,718	4.6%
Time deposits
Peso-denominated	11,117,836	537,145	4.8%	13,080,400	1,099,678	8.4%	10,276,935	1,015,373	9.9%
U.S. Dollar-denominated	5,835,906	156,601	2.7%	7,402,123	276,889	3.7%	5,989,037	241,369	4.0%
Total	16,953,742	693,746	4.1%	20,482,523	1,376,567	6.7%	16,265,972	1,256,742	7.7%
Overnight funds
Peso-denominated	1,457,443	38,867	2.7%	1,213,463	74,492	6.1%	1,301,213	123,638	9.5%
U.S. Dollar-denominated	119,075	1,584	1.3%	493,706	19,607	4.0%	1,013,888	42,491	4.2%
Total	1,576,518	40,451	2.6%	1,707,169	94,099	5.5%	2,315,101	166,129	7.2%
Borrowings from development and other domestic banks(2)
Peso-denominated	2,521,533	133,673	5.3%	2,889,261	244,644	8.5%	3,036,553	332,747	11.0%
U.S. Dollar-denominated	127,093	5,359	4.2%	437,439	8,198	1.9%	600,817	12,153	2.0%
Total	2,648,626	139,032	5.2%	3,326,700	252,842	7.6%	3,637,370	344,900	9.5%
Interbank borrowings(2)(3)
Peso-denominated	-	-		-	-		-	-
U.S. Dollar-denominated	1,449,197	19,537	1.3%	1,270,413	47,650	3.8%	1,578,252	74,792	4.7%
Total	1,449,197	19,537	1.3%	1,270,413	47,650	3.8%	1,578,252	74,792	4.7%
Long-term debt
Peso-denominated	2,759,345	209,542	7.6%	2,413,103	256,721	10.6%	1,640,560	191,533	11.7%
U.S. Dollar-denominated	1,952,604	108,753	5.6%	1,636,497	103,461	6.3%	1,493,208	90,270	6.0%
Total	4,711,949	318,295	6.8%	4,049,600	360,182	8.9%	3,133,768	281,803	9.0%
Total interest-bearing liabilities
Peso-denominated	32,754,266	1,250,690	3.8%	32,140,377	2,126,390	6.6%	27,676,155	2,234,931	8.1%
U.S. Dollar-denominated	13,285,644	320,891	2.4%	15,123,771	499,026	3.3%	14,289,255	518,410	3.6%
Total	46,039,910	1,571,581	3.4%	47,264,148	2,625,416	5.6%	41,965,410	2,753,341	6.6%

	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Fiscal Years Ended December 31,
	2010			2009			2008
	Average Balance	Interest Paid	Yield / Rate(1)	Average Balance	Interest Paid	Yield / Rate(1)	Average Balance	Interest Paid	Yield / Rate(1)
	(COP million, except percentages)
Total interest and non-interest bearing liabilities and stockholders’ equity

Peso-denominated	47,981,394	1,250,690		45,380,776	2,126,390		39,524,490	2,234,931
U.S. Dollar-denominated	15,373,687	320,891		17,248,820	499,026		15,597,024	518,410
Total Liabilities and Stockholders’ Equity(COP)	63,355,081	1,571,581		62,629,596	2,625,416		55,121,514	2,753,341

(1) See “Item 4. Information on the Company – E. Selected Statistical Information – E.1 Distribution of Assets, Liablilities and Stockholders’ Equity; Interest Rates and Interest Differential”.
(2) Includes both short-term and long-term borrowings.
(3) Includes borrowings from banks located outside Colombia.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, by currency of denomination, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009; and the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	2009-2010 Increase (Decrease) Due To Changes in:			2008-2009 Increase (Decrease) Due To Changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(COP million)
Interest-earning assets:
Overnight funds
Peso-denominated	3,011	(31,100)	(28,089)	29,067	(35,845)	(6,778)
U.S. Dollar-denominated	(13,498)	7,412	(6,086)	6,844	(30,101)	(23,257)
Total	(10,487)	(23,688)	(34,175)	35,911	(65,946)	(30,035)
Investment securities
Peso-denominated	62,151	(278,564)	(216,413)	127,265	113,257	240,522
U.S. Dollar-denominated	(268)	(69,464)	(69,732)	18,563	37,884	56,447
Total	61,883	(348,028)	(286,145)	145,828	151,141	296,969
Loans and financial leases
Peso-denominated	141,099	(1,091,083)	(949,984)	460,695	(671,366)	(210,671)
U.S. Dollar-denominated	(74,202)	(134,507)	(208,709)	42,510	15,182	57,692
Total	66,897	(1,225,590)	(1,158,693)	503,205	(656,184)	(152,979)
Total interest-earning assets
Peso-denominated	206,261	(1,400,747)	(1,194,486)	617,027	(593,954)	23,073
U.S. Dollar-denominated	(87,968)	(196,559)	(284,527)	67,917	22,965	90,882
Total	118,293	(1,597,306)	(1,479,013)	684,944	(570,989)	113,955

Interest-bearing liabilities:
Checking deposits
Peso-denominated	6,487	(1,859)	4,628	4,958	(1,241)	3,717
U.S. Dollar-denominated	(430)	(8,551)	(8,981)	(58)	295	237
Total	6,057	(10,410)	(4,353)	4,900	(946)	3,954
Savings deposits
Peso-denominated	46,506	(170,526)	(124,020)	34,947	(159,449)	(124,502)
U.S. Dollar-denominated	(219)	(4,964)	(5,183)	2,509	(16,860)	(14,351)
Total	46,287	(175,490)	(129,203)	37,456	(176,309)	(138,853)
Time deposits
Peso-denominated	(94,819)	(467,714)	(562,533)	235,689	(151,384)	84,305
U.S. Dollar-denominated	(42,028)	(78,260)	(120,288)	52,859	(17,339)	35,520
Total	(136,847)	(545,974)	(682,821)	288,548	(168,723)	119,825
Overnight funds
Peso-denominated	6,506	(42,131)	(35,625)	(5,387)	(43,759)	(49,146)
U.S. Dollar-denominated	(4,984)	(13,039)	(18,023)	(20,658)	(2,226)	(22,884)
Total	1,522	(55,170)	(53,648)	(26,045)	(45,985)	(72,030)
Borrowings from development and other domestic banks
Peso-denominated	(19,494)	(91,477)	(110,971)	(12,472)	(75,631)	(88,103)
U.S. Dollar-denominated	(13,086)	10,247	(2,839)	(3,062)	(893)	(3,955)
Total	(32,580)	(81,230)	(113,810)	(15,534)	(76,524)	(92,058)

	2009-2010 Increase (Decrease) Due To Changes in:			2008-2009 Increase (Decrease) Due To Changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(COP million)
Interbank borrowings
Peso-denominated	-	-	-	-	-	-
U.S. Dollar-denominated	2,410	(30,523)	(28,113)	(11,546)	(15,596)	(27,142)
Total	2,410	(30,523)	(28,113)	(11,546)	(15,596)	(27,142)
Long-term debt
Peso-denominated	26,293	(73,472)	(47,179)	82,188	(17,000)	65,187
U.S. Dollar-denominated	17,606	(12,314)	5,292	9,059	4,132	13,191
Total	43,899	(85,786)	(41,887)	91,247	(12,868)	78,378
Total interest-bearing liabilities
Peso-denominated	(28,521)	(847,179)	(875,700)	339,923	(448,464)	(108,542)
U.S. Dollar-denominated	(40,731)	(137,404)	(178,135)	29,103	(48,487)	(19,384)
Total (COP)	(69,252)	(984,583)	(1,053,835)	369,026	(496,951)	(127,926)

 INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

	Interest-Earning Assets-Yield For the Fiscal Year Ended December 31,
	2010	2009	2008
	(COP million, except percentages)
Total average interest-earning assets
Peso-denominated	40,097,093	37,862,350	33,306,805
U.S. Dollar-denominated	12,999,557	14,823,945	13,276,893
Total	53,096,650	52,686,295	46,583,698
Net interest earned(1)
Peso-denominated	2,975,742	3,294,528	3,162,914
U.S. Dollar-denominated	401,362	507,754	397,488
Total	3,377,104	3,802,282	3,560,402
Average yield on interest-earning assets
Peso-denominated	10.5%	14.3%	16.2%
U.S. Dollar-denominated	5.6%	6.8%	6.9%
Total	9.3%	12.2%	13.6%
Net interest margin(2)
Peso-denominated	7.4%	8.7%	9.5%
U.S. Dollar-denominated	3.1%	3.4%	3.0%
Total	6.4%	7.2%	7.6%
Interest spread(3)
Peso-denominated	6.7%	7.7%	8.1%
U.S. Dollar-denominated	3.1%	3.5%	3.3%
Total	5.9%	6.6%	7.0%

(1)	Net interest earned is interest income less interest paid and includes interest earned on investments.
(2)	Net interest margin is net interest income divided by total average interest-earning assets.
(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

E.2.	INVESTMENT PORTFOLIO

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

As of December 31, 2010, Bancolombia’s investment portfolio was COP 8,159 billion.

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

Long–Term Classification	Maximum Face Value (%)
BB+, BB, BB-	Ninety (90)
B+, B, B-	Seventy (70)
CCC	Fifty (50)
DD, EE	Zero (0)

Short–Term Classification	Maximum Face Value (%)
3	Ninety (90)
4	Fifty (50)
5 and 6	Zero (0)

Internal or external debt securities issued or guaranteed by the Republic of Colombia, as well as those issued by the Central Bank and those issued or guaranteed by Fogafin, are not subject to this adjustment.

The following table sets forth the book value of the Bank’s investments in Colombian government and foreign governments and corporate securities and certain other financial investments as of the dates indicated:

	As of December 31,
	2010(1)(2)		2009(1)(2)		2008(1)(2)
	(COP million )
Foreign currency-denominated
Securities issued or secured by the Colombian government	COP	111,482	COP	206,806	COP	58,942
Securities issued or secured by the El Salvador Central Bank		751,689		811,012		670,266
Securities issued or secured by government entities(3)		91,798		117,818		144,518
Securities issued or secured by other financial entities		262,361		93,371		69,125
Securities issued by foreign governments		522,599		717,640		687,557
Others(4)		184,800		171,925		15,398
Subtotal		1,924,729		2,118,572		1,645,806

Peso-denominated
Securities issued or secured by the Colombian government		2,157,162		3,183,274		2,633,806
Securities issued or secured by the Colombian Central Bank		-		-		2
Securities issued or secured by government entities		1,011,385		854,620		609,129
Securities issued or secured by financial entities		2,969,900		2,143,165		1,849,069
Others(4)		117,909		82,313		81,857
Subtotal		6,256,356		6,263,372		5,173,863
Total	COP	8,181,085	COP	8,381,944	COP	6,819,669

(1)	Includes debt securities only. Net investments in equity securities were COP 494,678 million, COP 532,969 million and COP 458,607 million for 2010, 2009 and 2008.
(2)	These amounts are net of allowances for decline in value which were COP 45,726 million for 2010, COP 54,300 million for 2009 and COP 20,927 million for 2008.
(3)
This amount includes investments in fiduciary certificates of participation. These certificates were issued for the Environmental Trust for the conservation of the Coffee Forest (Fideicomiso Ambiental para la Conservación del Bosque Cafetero “FICAFE”). This trust was formed with the transfer of the coffee sector’s loan portfolio by a number of banks in El Salvador, including Banco Agrícola. The purpose of this transaction was to carry out the restructuring of those loans, promoted by the government of El Salvador. The Bank has recognized an allowance related to probable losses inherent in the FICAFE investment in an amount of COP 49,320 and COP 47,776 at December 31, 2010 and 2009, respectively.

(4)	Includes debt securities in corporate bonds.

As of December 31, 2010, 2009 and 2008 Bancolombia held securities issued by foreign governments in the following amounts:

As of December 31,	Issuer	Investment Amount–Book Value (in millions of pesos)(1)		Investment Amount–Book Value (thousands of U.S. dollars)(1) (2)

2010	Republic of El Salvador	COP	335,402	USD	175,238
	U.S. Treasury	COP	99,567	USD	52,021
	Republic of Brazil	COP	68,294	USD	35,682
	Republic of Panama	COP	43,446	USD	22,699
	Republic of Peru	COP	10,720	USD	5,601
	Republic of Chile	COP	153	USD	80
2009	Republic of El Salvador	COP	357,939	USD	175,097
	U.S. Treasury	COP	137,798	USD	67,408
	Republic of Brazil	COP	172,676	USD	84,470
	Republic of Panama	COP	74,818	USD	36,599
	Republic of Peru	COP	6,804	USD	3,329
2008	Republic of El Salvador	COP	230,749	USD	102,848
	U.S. Treasury	COP	405,050	USD	180,536
	Republic of Brazil	COP	51,981	USD	23,169

(1)
These amonunts are not net of allowances for decline in value which were COP 34,983 million (USD 18 million) for 2010, COP 32,395 million (USD 15.8 million) for 2009 and COP 223 million (USD 0.9 million) for 2008.

(2)
These amounts have been translated at the rate of COP 1,913.98 per US$ 1.00 at December 2010, COP 2,044.23 per US$ 1.00 at December 2009 and COP 2,243.59 per US$ 1.00 at December 2008, which corresponds to the Representative Market Rate, calculated on December 31, the last business day of the year.

As of December 31, 2010, the Bank’s peso-denominated debt securities portfolio amounted to COP 6,234, remaining stable in terms of relative size compared to the same period last year. Peso-denominated debt securities issued by the Colombian government, represented 34% of the Bank’s peso-denominated debt securities portfolio in 2010.

On the other hand, as of December 31, 2010, Bancolombia’s foreign currency-denominated debt securities portfolio amounted to COP 558 billion, decreasing 26% compared to the end of 2009. This variation is primarily explained by a reduction in the Bank’s position in Brazilian sovereign bonds.

INVESTMENT SECURITIES PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s investment securities as of December 31, 2010:

	As of December 31, 2010
	Maturing in less than 1 year		Maturing between 1 and 5 years		Maturing between 5 and 10 years		Maturing in more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
	(COP million, except yields)
Securities issued or secured by:
Foreign currency.- denominated:
Colombian government	3,425	3.57%	103,385	3.55%	3,909	6.36%	763	6.23%	111,482	3.67%
El Salvador Central Bank	616,534	0.20%	135,155	2.43%	-	- -	-	-	751,689	0.60%
Other government entities	-	- -	19,837	3.98%	22,655	4.75%	49,305	4.25%	91,797	4.31%
Other financial entities	5,480	3.91%	183,618	1.74%	73,264	5.53%	-	-	262,362	2.84%
Foreign governments	265,903	2.74%	118,163	1.09%	60,649	2.38%	77,884	6.41%	522,599	2.87%
Others	17,472	5.30%	120,303	7.52%	47,026	4.59%	-	-	184,801	6.57%
Subtotal	908,814	1.08%	680,461	3.13%	207,503	4.33%	127,952	5.57%	1,924,730	2.45%

Securities issued or secured by:
Peso-denominated

Colombian government	606,974	3.40%	880,380	5.00%	17,091	8.77%	1,026	8.15%	1,505,471	4.40%
Government entities	1,001,713	0.81%	9,672	5.58%	-	-	-	-	1,011,385	0.86%
Other financial entities	161,777	4,67%	434,157	7.06%	1,044,957	6.10%	782,551	11.46%	2,423,442	7.91%
Others	16,091	5.70%	90,782	6.63%	11,035	8.09%	-	-	117,908	6.64%
Subtotal	1,786,555	2.08%	1,414,991	5.74%	1,073,083	6.16%	783,577	11.46%	5,058,206	5.42%

Securities issued or secured by:
UVR-denominated

Colombian Government.	103,609	0.34%	544,107	0.65%	-	-	814	3.97%	648,530	0.61%
Other financial entities	-	-	131,327	4.48%	320,689	3.54%	88,922	8.18%	540,938	4.53%
Subtotal	103,609	0.34%	675,434	1.40%	320,689	3.54%	89,736	8.14%	1,189,468	2.39%

Total (COP)	2,798,978		2,770,886		1,601,275		1,001,265		8,172,404

(1)	Amounts are net of allowances for decline in value which amounted to COP 45,727 million in 2010.
(2)	Yield was calculated using the internal return rate (IRR) as of December 31, 2010.

As of December 31, 2010, the Bank had the following investments in securities of issuers that exceeded 10% of the Bank’s stockholders’ equity:

	Issuer	Amortized Cost	Fair value
	(COP million)
Securities issued or secured by:
Colombian government	Ministry of Finance	2,268,644	2,230,242
Other financial entities	Titularizadora Colombiana	2,474,877	2,463,602
Government entities	FINAGRO	1,001,713	989,512
Total		5,745,234	5,683,356

E.3.	LOAN PORTFOLIO

Types of loans

The following table shows the Bank’s loan portfolio classified into corporate, retail, financial leases and mortgage loans:

	As of December 31,
	2010	2009	2008	2007(2)	2006
			(COP million)

Domestic
Corporate

Trade financing	1,704,673	623,084	640,033	845,810	777,417
Loans funded by development banks	300,459	485,754	970,456	842,957	321,263
Working capital loans	18,360,582	15,003,979	15,524,940	13,320,319	11,534,148
Credit cards	31,297	26,947	33,039	36,613	50,803
Overdrafts	38,563	45,072	55,796	50,536	74,218
Total corporate	20,435,574	16,184,836	17,224,264	15,096,235	12,757,849

Retail(1)

Credit cards	2,477,808	2,198,127	2,317,178	1,855,999	796,175
Personal loans	2,890,095	2,060,776	2,369,852	2,305,390	2,281,177
Vehicle loans	1,332,175	1,218,299	1,314,685	1,305,685	963,072
Overdrafts	156,244	168,760	208,123	195,063	119,882
Loans funded by development banks	667,299	792,437	887,978	713,007	386,283
Trade financing	27,547	48,955	98,344	93,037	70,406
Working capital loans	4,702,240	4,346,213	4,125,358	3,715,945	2,331,999
Total retail	12,253,408	10,833,567	11,321,518	10,184,126	6,948,994
Financial Leases	5,737,473	5,390,937	5,406,712	4,698,702	3,553,286
Mortgage	2,516,376	2,556,810	2,313,864	1,930,742	1,385,445
Total loans	40,942,831	34,966,150	36,266,358	31,909,805	24,645,574
Allowance for loan losses	(2,160,119)	(2,115,161)	(1,810,577)	(1,251,561)	(834,183)
Total loans, net (COP)	38,782,712	32,850,989	34,455,781	30,658,244	23,811,391

Foreign

Corporate
Trade financing	1,192,349	551,211	1,128,931	313,736
Loans funded by development banks	18,874	41,969	52,308	39,758
Working capital loans	3,644,287	3,509,893	3,807,352	2,779,180
Credit cards	6,712	8,462	9,327	6,546
Overdrafts	5,190	5,530	7,712	8,610
Total corporate	4,867,412	4,117,065	5,005,630	3,147,830

Retail(1)

Credit cards	156,895	190,932	201,813	164,612
Personal loans	1,649,853	1,713,992	1,917,663	1,473,168
Vehicle loans	2,705	3,718	5,724	6,711
Overdrafts	18,449	19,853	21,089	22,943
Loans funded by development banks	12,143	9,410	8,304	6,204
Trade financing	7,516	4,343	25,482	4,941
Working capital loans	20,705	24,833	13,015	13,399
Total retail	1,868,266	1,967,081	2,193,090	1,691,978
Financial Leases	96,076	79,064	100,030	125
Mortgage	826,505	912,614	1,077,462	952,886
Total loans	7,658,259	7,075,824	8,376,212	5,792,819
Allowance for loan losses	(349,094)	(316,506)	(323,783)	(205,590)
Total loans, net (COP)	7,309,165	6,759,318	8,052,429	5,587,229
Total Foreign and Domestic Loans (COP)	46,091,877	39,610,307	42,508,210	36,245,473

(1)	Includes loans to high-income individuals and small companies.
(2)	In 2007 the foreign loan category became material to the Bank due to the acquisition of Banagrícola.Foreign loans for 2006 are not material and therefore are not separately identified.

The Bank classifies its loan portfolio into the following categories: (i) corporate loans (ii) retail and small and medium enterprises loans; (iii) financial leases; and (iv) mortgage loans.

As of December 31, 2010, the Bank’s total loan portfolio amounted to COP 48,601 billion, up 16% as compared to COP 42,042 billion in 2009, and 8% higher than the COP 44,643 billion at the end of 2008. Loan volume performance, during 2010, is primarily explained by the significantly increased economic activity in Colombia, which led individuals and corporations to demand more credit. For further discussion of some of these trends please see “Item 5. Operating and Financial Review and Prospects – D.Trend information”.

As of December 31, 2010, corporate loans amounted to COP 25,303 billion, or 52% of loans, and increased 25% from COP 20,319 at the end of 2009.

Retail and SMEs loans totaled COP 14,122 billion, or 29% of total loans, of which COP 7,175 billion were consumer loans (15% of total loans). Retail and SMEs loans increased 10% over the year.

Financial leases totaled COP 5,834 as of the end of 2010, up 7% from COP 5,470 at the end of 2009.

Mortgage lending activity was dynamic during 2010, driven mainly by the Colombian government’s housing subsidy program that was implemented in April 2009 as well as by lower long-term interest rates in Colombia. Taking into account securitized loans, mortgages increased 11% over the year. Bancolombia securitized COP 1,627 billion mortgage loans during 2010 in the local market.

Borrowing Relationships

As of December 31, 2010, the aggregate outstanding principal amount of the Bank’s 25 largest borrowing relationships, on a consolidated basis, represented approximately 14.14% of the loan portfolio, and no single borrowing relationship represented more than 1.52% of the loan book. Also, 100% of those loans were corporate loans and 100% of these relationships were classified as “A”.

Maturity and Interest Rate Sensitivity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2010:

	Due in one year or less	Due from one to five years	Due after five years	Total
	(COP million)
Domestic loans and financial leases:
Corporate
Trade financing	1,549,311	51,785	103,577	1,704,673
Loans funded by development banks	47,728	128,687	124,044	300,459
Working capital loans	5,831,067	6,307,767	6,221,748	18,360,582
Credit cards	5,490	25,507	300	31,297
Overdrafts	38,563	-	-	38,563
Total corporate	7,472,159	6,513,746	6,449,669	20,435,574

Retail
Credit cards	339,709	2,123,068	15,031	2,477,808
Personal loans	269,279	2,582,628	38,188	2,890,095
Vehicle loans	71,589	992,018	268,568	1,332,175
Overdrafts	156,244	-	-	156,244
Loans funded by development banks	50,099	489,226	127,974	667,299
Trade financing	27,068	479	-	27,547
Working capital loans	1,225,018	3,100,834	376,388	4,702,240
Total retail	2,139,006	9,288,253	826,149	12,253,408
Financial leases	324,091	3,218,401	2,194,981	5,737,473
Mortgage	35,226	123,843	2,357,307	2,516,376
Total domestic loans and financial leases	9,970,482	19,144,243	11,828,106	40,942,831

Foreign loans and financial leases:
Corporate
Trade financing	453,687	418,538	320,124	1,192,349
Loans funded by development banks	9,728	2,054	7,092	18,874
Working capital loans	903,658	1,649,043	1,091,586	3,644,287
Credit cards	-	6,712	-	6,712
Overdrafts	5,190	-	-	5,190
Total corporate	1,372,263	2,076,347	1,418,802	4,867,412

Retail
Credit cards	465	156,412	18	156,895
Personal loans	62,830	627,366	959,657	1,649,853
Vehicle loans	145	2,320	240	2,705
Overdrafts	18,449	-	-	18,449
Loans funded by development banks	23	3,142	8,978	12,143
Trade financing	3,874	1,322	2,320	7,516
Working capital loans	3,338	13,952	3,415	20,705
Total retail	89,124	804,514	974,628	1,868,266
Financial leases	4,383	78,935	12,758	96,076
Mortgage	2,521	38,404	785,580	826,505
Foreign loans and financial leases	1,468,291	2,998,200	3,191,768	7,658,259
Total loans (COP million)	11,438,773	22,142,443	15,019,874	48,601,090

The following table shows the interest rate sensitivity of the Bank’s loan portfolio due after one year and within one year or less as of December 31, 2010:

	As of December 31, 2010
	(COP million)

Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	COP	24,135,665
Foreign-denominated		5,262,887
Total		29,398,552
Fixed Rate
Domestic-denominated		6,836,684
Foreign-denominated		927,081
Total		7,763,765
Loans with terms of less than 1 year:
Domestic-denominated		9,970,482
Foreign-denominated		1,468,291
Total		11,438,773
Total loans	COP	48,601,090

Loans by Economic Activity

The following table summarizes the Bank’s loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

	As of December 31,
	2010	%	2009	%	2008	%	2007 (1)%		2006	%
		(COP million ,except percentages)
Domestic
Agricultural	1,810,415	4.4%	1,625,790	4.6%	1,691,697	4.7%	1,453,047	4.6%	996,091	4.0%
Mining products and oil	1,863,052	4.6%	1,193,712	3.4%	521,249	1.4%	496,296	1.6%	456,770	1.9%
Food, beverage and
tobacco	2,922,405	7.1%	2,243,064	6.4%	2,264,246	6.2%	1,799,891	5.6%	1,665,850	6.8%
Chemical production	2,727,045	6.7%	1,310,495	3.7%	1,790,731	4.9%	1,145,943	3.6%	805,900	3.3%
Other industrial and
manufacturing products	3,124,519	7.6%	3,396,188	9.7%	4,132,049	11.4%	5,032,310	15.8%	3,867,432	15.7%
Government	1,310,226	3.2%	1,234,824	3.5%	659,800	1.8%	772,539	2.4%	602,585	2.4%
Construction	4,092,951	10.0%	3,520,673	10.2%	3,422,564	9.4%	2,325,378	7.2%	1,534,816	6.2%
Trade and tourism	5,614,774	13.7%	5,471,749	15.7%	6,216,359	17.2%	3,919,082	12.3%	2,791,340	11.3%
Transportation and communications	2,803,387	6.9%	2,544,050	7.3%	2,426,608	6.7%	2,262,124	7.1%	1,924,129	7.8%
Public services	2,220,108	5.4%	1,659,742	4.7%	836,298	2.3%	1,266,250	4.0%	1,183,361	4.8%
Consumer services	9,353,171	22.8%	7,916,772	22.7%	8,709,958	24.1%	8,070,250	25.2%	5,804,779	23.6%
Commercial services	3,100,778	7.6%	2,849,091	8.1%	3,594,799	9.9%	3,366,695	10.6%	3,012,521	12.2%
Total loans domestic (COP)	40,942,831	100.0%	34,966,150	100.0%	36,266,358	100.0%	31,909,805	100.0%	24,645,574	100.0%
Foreign
Agricultural	327,430	4.3%	301,866	4.3%	248,631	3.0%	242,404	4.2%
Mining products and oil	133,052	1.7%	176,042	2.5%	189,743	2.3%	215,540	3.7%
Food, beverage and tobacco	138,252	1.8%	118,092	1.7%	232,410	2.8%	200,439	3.5%
Chemical production	12,850	0.2%	51,173	0.7%	95,552	1.1%	67,425	1.2%
Other industrial and manufacturing products	1,836,483	24.0%	1,586,708	22.4%	2,426,601	29.0%	526,061	9.1%
Government	4	0.0%	-	0.0%	-	0.0%	-	0.0%
Construction	1,231,658	16.1%	1,375,521	19.4%	442,021	5.2%	354,903	6.0%
Trade and tourism	594,213	7.8%	613,928	8.7%	751,364	9.0%	794,335	13.7%
Transportation and communications	149,698	2.0%	291,613	4.1%	117,356	1.4%	78,014	1.4%
Public services	514,250	6.7%	256,307	3.6%	275,812	3.3%	248,345	4.3%
Consumer services	1,946,188	25.4%	1,971,723	27.9%	3,202,212	38.2%	2,494,456	43.0%
Commercial services	774,181	10.0%	332,851	4.7%	394,510	4.7%	570,897	9.9%
Total loans foreign (COP)	7,658,259	100.0%	7,075,824	100.0%	8,376,212	100.0%	5,792,819	100.0%
Total Foreign and Domestic Loans (COP)	48,601,090	100.0%	42,041,974	100.0%	44,642,570	100.0%	37,702,624	100.0%

(1)	In 2007 the foreign loan category became material to the Bank due to the acquisition of Banagrícola. Foreign loans for 2006 are not material and therefore are not separately identified.

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

Microcredit Loans: These are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: (i) the maximum amount to be lent is equal to twenty-five (25) SMMLV and at any time the balance of any single borrower may not exceed such amount (as stipulated in Article 39 of Law 590 of 2000) and the main source of payment for the corresponding obligation shall be the revenues obtained from activities of the borrower’s micro business. The balance of indebtedness on the part of the borrower may not exceed 120 SMMLV, as applicable, at the moment the credit is approved.

Commercial Loans: Commercial loans are loans and financial leases that are granted to individuals or companies in order to carry out organized economic activities; and not classified as microcredit loans.

The following table shows the Bank’s loan portfolio categorized in accordance with the regulations of the Superintendency of Finance in effect for the relevant periods:

	Loan Portfolio by Type of Loan As of December 31,
	2010	2009	2008	2007	2006
	(COP million)
Commercial Loans	30,992,403	26,011,915	28,068,731	23,397,058	16,028,505
Consumer Loans	8,177,175	6,888,615	7,532,649	6,593,211	3,587,260
Microcredit Loans	255,082	202,019	143,122	129,900	91,078
Financial Leases	5,833,549	5,470,001	5,506,742	4,698,827	3,553,286
Mortgage	3,342,881	3,469,424	3,391,326	2,883,628	1,385,445
Total Loans and Financial Leases	48,601,090	42,041,974	44,642,570	37,702,624	24,645,574
Allowance for Loans and Financial Lease Losses	2,509,213	2,431,667	2,134,360	1,457,151	834,183
Total Loans and Financial Leases, Net (COP)	46,091,877	39,610,307	42,508,210	36,245,473	23,811,391

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

For further details about these risk categories see “Note 2. Summary of significant accounting policies – (i) Loans and Financial Leases – Evaluation by credit risk categories” to the Consolidated Financial Statements.

	As of December 31,
	2010	%	2009	%	2008	%	2007	%	2006	%
	(COP million, except percentages)
“A” Normal	44,914,187	92.4%	38,180,628	90.8%	40,650,096	91.0%	35,397,503	93.9%	23,310,545	94.6%
“B” Subnormal	1,588,798	3.3%	1,711,661	4.1%	2,216,832	5.0%	1,135,022	3.0%	708,774	2.9%
“C” Deficient	606,901	1.2%	703,053	1.7%	576,557	1.3%	300,085	0.8%	209,386	0.8%
“D” Doubtful Recovery	1,014,289	2.1%	1,105,442	2.6%	871,892	2.0%	604,034	1.6%	242,763	1.0%
“E” Unrecoverable	476,915	1.0%	341,190	0.8%	327,193	0.7%	265,980	0.7%	174,106	0.7%
Total loans and financial leases	48,601,090	100.0%	42,041,974	100.0%	44,642,570	100.0%	37,702,624	100.0%	24,645,574	100.0%
Loans classified as “C”, “D” and “E” as a percentage of total loans	4.3%		5.1%		4.0%		3.1%		2.5%

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

However, the Bank adopts a stricter policy for every credit category, except for mortgages, under which loans are placed in non-accrual status once those loans are 30 days or more overdue. Under this policy, once the accumulation of interest is suspended, the Bank records an allowance equal to the interest that had accrued up to that point. Mortgage loans, on the other hand, are placed in non-accrual status once they are 60 days past due, at which time an allowance is made for 100% of the interest accrued up to that point.

Amounts due on loans that become past due and that at some point have stopped accruing interest, UVR, lease payments or other items of income will be recorded in memorandum accounts until such amounts are actually collected.

The following table sets forth the breakdown of the non-performing past due loans by type of loan in accordance with the criteria of the Superintendency of Finance for domestic and for foreign loans at the end of each period:

	As of December 31,
	2010	%	2009	%	2008	%	2007	%	2006	%
	(COP million, except percentages)
Performing past due loans:(1)
Consumer loans(2)	117,787	25.2%	141,813	23.7%	150,762	22.4%	131,824	30.1%	62,201	26.4%
Commercial loans(3)	197,895	42.4%	254,923	42.5%	323,185	48.0%	164,163	37.4%	74,577	31.8%
Mortgage loans(4)	107,639	23.0%	115,611	19.3%	100,785	15.0%	81,523	18.6%	62,919	26.8%
Financial leases(5)	43,819	9.4%	87,202	14.5%	98,644	14.6%	61,055	13.9%	35,150	15.0%
Total perf. PDLs	467,140	100.0%	599,549	100.0%	673,376	100.0%	438,565	100.0%	234,847	100.0%

Non-performing PDLs:
Consumer loans(6)	180,668	19.5%	231,790	22.6%	296,153	31.2%	234,659	35.2%	114,101	34.1%

	As of December 31,
	2010	%	2009	%	2008	%	2007	%	2006	%
	(COP million, except percentages)
Small loans(7)	22,193	2.4%	17,250	1.7%	17,600	1.9%	14,630	2.2%	10,003	3.0%
Commercial loans(8)	450,161	48.5%	488,248	47.5%	387,571	40.7%	233,883	35.1%	133,987	40.0%
Mortgage loans(9)	195,631	21.1%	197,323	19.2%	184,597	19.4%	124,251	18.6%	65,187	19.5%
Financial leases(10)	80,106	8.5%	93,101	9.0%	64,708	6.8%	58,945	8.9%	11,210	3.4%
Total non-perf. PDLs	928,759	100.0%	1,027,712	100.0%	950,629	100.0%	666,368	100.0%	334,488	100.0%

Total PDLs (COP)	1,395,899		1,627,261		1,624,005		1,104,933		569,335

Total non-perf. PDLs	928,759		1,027,712		950,629		666,368		334,488
Foreclosed assets	257,603		250,976		204,480		234,116		193,004
Other accounts receivable (overdue > 180 days)	19,190		33,800		34,486		38,182		29,146
Total non-performing assets (COP)	1,205,552		1,312,488		1,189,595		938,666		556,638
Allowance for loan losses	(2,509,213)		(2,431,667)		(2,134,360)		(1,457,151)		(834,183)
Allowance for estimated losses on foreclosed assets	(187,326)		(170,308)		(179,827)		(201,822)		(174,393)
Allowance for accounts receivable and accrued interest losses	(111,848)		(124,916)		(114,009)		(69,956)		(34,936)

PDLs/ Total loans		2.9%		3.9%		3.6%		2.9%		2.3%
Allowance for loan losses/ PDLs		179,8%		149.4%		131.4%		131.9%		146.5%
Allowance for loan losses/ Loans classified as “C”, “D” and “E”		119.6%		113.1%		120.2%		124.5%		133.2%
Perf. Loans/Total loans		98.1%		97.6%		97.9%		98.2%		98.6%

(1)	Performing past due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated.
(2)	Past due from 31 to 60 days.
(3)	Past due from 31 to 90 days.
(4)	Past due from 31 to 60 days.
(5)	The Consumer financial leases are due from 31 to 60 days and the commercial financial leases are due from 31 to 90 days.
(6)	Past due more than 60 days.
(7)	Past due more than 30 days.
(8)	Past due more than 90 days.
(9)	Past due more than 60 days.
(10)	The Consumer financial leases are more than 60 days and the commercial financial leases are more than 90 days.

The following table sets forth the breakdown of the non-performing past due loans by type of loan in accordance with the criteria of the Superintendency of Finance for domestic and for foreign loans at the end of each period:

	As of December 31,
Non-performing past due loans:	2010		2009		2008		2007 (1)		2006
Consumer loans(2)
Domestic	COP	124,149	COP	169,357	COP	243,487	COP	204,739	COP	-
Foreign		56,519		62,433		52,666		29,920		-
Total Consumer Loans		180,668		231,790		296,153		234,659		114,101
Microcredit loans (3)
Domestic		20,602		15,025		15,583		12,888		-
Foreign		1,591		2,225		2,017		1,742		-
Total Small Loans		22,193		17,250		17,600		14,630		10,003
Commercial loans(4)
Domestic		378,380		430,695		336,958		192,457		-
Foreign		71,781		57,553		50,613		41,426		-
Total Commercial Loans		450,161		488,248		387,571		233,883		133,987
Mortgage loans(5)
Domestic		151,975		159,697		161,284		105,516		-
Foreign		43,656		37,626		23,313		18,735		-
Total Mortgage Loans		195,631		197,323		184,597		124,251		65,187
Financial leases(6)
Domestic		80,106		93,100		63,160		58,902		-
Foreign		-		1		1,548		43		-
Total Financial leases		80,106		93,101		64,708		58,945		11,210
Total non-perf. PDLs (domestic)		755,212		867,874		820,472		574,502		-
Total non-perf. PDLs (foreign)		173,547		159,838		130,157		91,866		-
Total non-perf. PDLs	COP	928,759	COP	1,027,712	COP	950,629	COP	666,368	COP	334,488

(1)	In 2007 the Foreign loan category becomes material to the Bank due to the acquisition of Banagrícola.This category was not material to the Bank for 2006 and is therefore not separately reported.
(2)	Past due more than 60 days.
(3)	Past due more than 30 days.
(4)	Past due more than 90 days.
(5)	Past due more than 60 days.
(6)	Past due financial leases incluses Consumer financial leases that are more than 60 days past due and the commercial financial leases that are more than 90 days past due.

The following table illustrates Bancolombia’s past due loan portfolio by type of loan:

	As of December 31,
	2010	%	2009	%	2008	%	2007 (1)%		2006	%
	(COP million, except percentages)
Domestic
Corporate
Trade financing	1,685	0.2%	3,945	0.3%	2,472	0.2%	9,073	1.0%	18,218	3.2%
Loans funded by development banks	22,497	1.9%	13,933	1.0%	22,125	1.6%	6,710	0.7%	6,820	1.2%
Working capital loans	189,833	16.4%	154,071	11.2%	150,795	11.1%	101,613	10.8%	67,267	11.8%
Credit cards	351	0.0%	376	0.0%	456	0.0%	377	0.0%	2,669	0.5%
Overdrafts	1,975	0.2%	2,781	0.2%	3,032	0.2%	1,835	0.2%	7,716	1.4%
Total corporate	216,341	18.7%	175,106	12.7%	178,880	13.1%	119,608	12.7%	102,690	18.0%

Retail
Credit cards	137,649	11.9%	163,924	11.9%	172,409	12.7%	144,621	15.3%	40,307	7.1%
Personal loans	62,392	5.4%	86,358	6.3%	144,336	10.6%	128,954	13.7%	113,514	19.9%
Vehicle loans	68,194	5.9%	117,601	8.6%	142,336	10.5%	74,379	7.9%	41,641	7.3%
Overdrafts	15,368	1.3%	20,106	1.5%	33,277	2.5%	27,932	3.0%	11,771	2.1%
Loans funded by development banks	31,752	2.7%	30,733	2.2%	33,530	2.5%	21,168	2.2%	12,166	2.1%
Trade financing	947	0.1%	961	0.1%	8,169	0.6%	3,213	0.3%	1,403	0.2%
Working capital loans	272,522	23.5%	353,744	25.7%	287,587	21.2%	139,307	14.8%	57,976	10.2%
Total retail	588,824	50.8%	773,427	56.3%	821,644	60.6%	539,574	57.2%	278,778	49.0%
Financial Leases)	123,925	10.7%	179,632	13.1%	155,678	11.5%	119,956	12.7%	46,359	8.1%
Mortgage	230,018	19.8%	246,277	17.9%	201,186	14.8%	164,901	17.5%	141,508	24.9%
Total past due loans (COP)	1,159,108	100.0%	1,374,442	100.0%	1,357,388	100.0%	944,039	100.0%	569,335	100.0%

Foreign
Corporate
Trade financing	9,535	4.0%	14,978	5.9%	19,157	7.2%	5,098	3.2%
Loans funded by development banks	376	0.2%	2,306	0.9%	1,552	0.6%	1,132	0.7%
Working capital loans	76,559	32.3%	80,031	31.7%	106,532	40.0%	64,522	40.1%
Credit cards	434	0.2%	499	0.1%	222	0.0%	130	0.0%
Overdrafts	775	0.3%	287	0.0%	341	0.1%	137	0.1%
Total corporate	87,679	37.0%	98,101	38.6%	127,804	47.9%	71,019	44.1%

Retail
Credit cards	7,615	3.2%	12,450	4.9%	10,692	4.0%	6,901	4.3%
Personal loans	65,749	27.8%	72,157	28.5%	63,172	23.7%	39,739	24.7%
Vehicle loans	203	0.1%	239	0.1%	110	0.0%	116	0.0%
Overdrafts	134	0.1%	99	0.0%	103	0.0%	321	0.2%
Loans funded by development banks	569	0.2%	260	0.1%	568	0.2%	96	0.1%
Trade financing	199	0.1%	213	0.1%	243	0.1%	191	0.1%
Working capital loans	1,391	0.6%	1,972	0.8%	1,764	0.7%	1,535	1.0%
Total retail	75,860	32.1%	87,390	34.5%	76,652	28.7%	48,899	30.4%
Financial Leases	-	0.0%	671	0.3%	7,674	2.9%	43	0.0%
Mortgage	73,252	30.9%	66,657	26.6%	54,487	20.5%	40,933	25.5%
Total past due loans (COP)	236,791	100.0%	252,819	100.0%	266,617	100.0%	160,894	100.0%

(1)	In 2007 the foreign loan category became material to the Bank due to the acquisition of Banagrícola. Foreign loans for 2006 are not material and therefore are not separately identified.

The following table presents information with respect to the Bank’s loan portfolio at least 31 days past due based on the nature of the collateral for the loan:
	As of December 31,
	2010	%	2009	%	2008	%	2007	%	2006	%
	(COP million, except percentages)
Secured
Current	20,970,409	43.2%	19,061,249	45.3%	17,779,101	39.8%	16,923,998	44.9%	10,762,717	43.7%
Past due Commercial loans	327,323	0.7%	411,359	1.0%	324,541	0.7%	198,901	0.5%	96,641	0.4%
Past due Consumer loans	73,476	0.2%	88,740	0.2%	70,934	0.2%	72,601	0.2%	29,116	0.1%
Past due Microcredit loans	11,415	0.1%	7,824	0.1%	8,175	0.1%	7,156	0.0%	3,972	0.0%
Past due Mortgage loans	303,270	0.6%	312,934	0.7%	285,382	0.6%	205,774	0.6%	148,050	0.6%
Past due Financial leases	123,925	0.3%	180,303	0.4%	163,352	0.4%	120,000	0.3%	46,360	0.2%
Total (COP)	21,809,818	45.1%	20,062,409	47.7%	18,631,485	41.8%	17,528,430	46.5%	11,086,856	45.0%

Unsecured(1)
Current	26,234,778	54.0%	21,353,464	50.8%	25,239,464	56.5%	19,673,693	52.2%	13,313,522	54.0%
Past due Commercial loans	320,738	0.7%	331,812	0.8%	386,215	0.9%	199,145	0.5%	91,979	0.4%
Past due Consumer loans	224,978	0.5%	284,863	0.7%	375,981	0.8%	293,882	0.8%	147,186	0.6%
Past due Microcredit loans	10,778	0.0%	9,426	0.0%	9,425	0.0%	7,474	0.0%	6,031	0.0%
Total (COP)	26,791,272	55.2%	21,979,565	52.3%	26,011,085	58.2%	20,174,194	53.5%	13,558,718	55.0%

Total current loans and financial leases	47,205,191	97.1%	40,414,713	96.1%	43,018,565	96.4%	36,597,691	97.1%	24,076,239	97.7%
Past due Commercial loans	648,061	1.4%	743,171	1.9%	710,756	1.6%	398,046	1.0%	188,620	0.8%
Past due Consumer loans	298,454	0.6%	373,603	0.9%	446,915	1.0%	366,483	1.0%	176,302	0.7%

Past due Microcredit loans	22,189	0.1%	17,250	0.0%	17,600	0.0%	14,630	0.0%	10,003	0.0%
Past due Mortgage loans	303,270	0.6%	312,934	0.7%	285,382	0.6%	205,774	0.6%	148,050	0.6%
Past due Financial leases	123,925	0.3%	180,303	0.4%	163,352	0.4%	120,000	0.3%	46,360	0.2%
Total past due loans and financial leases (COP)	1,395,899	2.9%	1,627,261	3.9%	1,624,005	3.6%	1,104,933	2.9%	569,335	2.3%
Total gross loans and financial leases	48,601,090	100%	42,041,974	100%	44,642,570	100%	37,702,624	100%	24,645,574	100%
Allowance for loan and financial lease losses	(2,509,213)	(5.2)%	(2,431,667)	(5.8)%	(2,134,360)	(4.8)%	(1,457,151)	(3.9)%	(834,183)	(3.4)%
Total loans and financial leases, net (COP)	46,091,877	94.8%	39,610,307	94.2%	42,508,210	95.2%	36,245,473	96.1%	23,811,391	96.6%

(1)   Includes loans with personal guarantees.

Non-performing loans, Accruing loans which are contractually past due 90 days and performing troubled debt restructuring loans

Non-performing loans and accruing loans which are contractually past due 90 days

As of December 31, 2010, 2009, 2008, 2007 and 2006, Bancolombia did not have any performing loans which were past due for 90 days or more.

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

	As of December 31,
	2010
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)

Foreign loans	COP	173,547	COP	16,682	COP	3,427
Domestic loans		755,212		278,343		202,577
Non-performing loans	COP	928,759	COP	295,025	COP	206,004

	As of December 31,
	2009
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)

Foreign loans	COP	159,838	COP	15,957	COP	3,080
Domestic loans		867,874		302,451		208,829
Non-performing loans	COP	1,027,712	COP	318,408	COP	211,909

Performing Troubled Debt Restructuring Loans

The following table presents a summary of the Bank’s Troubled Debt Restructuring loans accounted for on a performing basis in accordance with the criteria of the Superintendency of Finance in effect at the end of each period, classified into foreign and domestic loans:

	As of December 31,
	2010	2009	2008	2007(1)	2006
			(COP million)

Foreign loans	266,173	169,459	176,246	111,870	-
Domestic loans	1,088,117	994,506	623,722	521,181	578,099
Total Performing Troubled Debt Restructuring loans (COP)	1,354,290	1,163,965	799,968	633,051	578,099

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

	As of December 31,
	2010
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)

Foreign loans		266,173		16,984		16,984
Domestic loans		1,088,117		92,130		92,130
Total Performing Troubled Debt Restructuring loans	COP	1,354,290	COP	109,114	COP	109,114

	As of December 31,
	2009
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)

Foreign loans		169,459		14,006		14,006
Domestic loans		994,506		66,469		66,469
Total Performing Troubled Debt Restructuring loans	COP	1,163,965	COP	80,475	COP	80,475

Policies for the granting and review of credit

The Bank’s credit standards and policies aim to achieve a high level of credit quality in the Bank’s loan portfolio, efficiency in the processing of loans and the specific assignment of responsibilities for credit risk.

To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies for the evaluation of credit, the determination of lending limits to customers and the level of management authority required to approve a loan.  In addition, the Bank has established a centralized area for credit analysis, the disbursement process and the management and custody of promissory notes and guarantees.

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

In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan. Almost 70% of the Bank‘s loan portfolio has a maturity of five years or less.
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

 The Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral. Periodically, the Bank undertakes a valuation of collateral held as security for loans. In addition, for retail  and mortgage loans that are between 5 and 60 days past due, an external collection company controls each obligation payment, for commercial lending this procedure is always made by internal employees. When a loan becomes 60 days past due, the loan will be given to an independent and specialized division where various steps will be taken to recover the loan.

With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the Superintendency of Finance, has implemented regional committees and a central qualification office to undertake a biannual evaluation of the loan portfolio, during the months of May and November each year.  At least 50% of the outstanding portfolio is evaluated by the Superintendency of Finance.  Clients evaluated have, among others, the following characteristics: high exposure, more than 30 days past due, bad record of historical payment behavior either with the Bank or the financial system and restructured loans or loans that are part of the watch list. The 30 clients with the largest debt and the 30 clients with the least debt in each region are also included, and 30 more clients are randomly selected. When monitoring outstanding loans, the Bank examines current financial statements including cash flow and financial indicators.

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

ALLOWANCE FOR LOAN LOSSES

The Bank records an allowance for loans and financial leases losses in accordance with the regulations established by the Superintendency of Finance. For further details regarding the regulation and methodologies for the calculation of such allowances please see Item 5. Operating and Financial Review and Prospects - "Allowance for credit losses" and Note 2.i. of Notes to Financial Statements included in this Annual Report.

The following table sets forth the changes in the allowance for loan and financial lease losses:

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(COP million)
Balance at beginning of period	2,431,667	2,134,360	1,457,151	834,183	705,882
Balance at beginning of period (Factoring Bancolombia)	-	-	-	-	5,625
Balance at beginning of period (Banagrícola’s subsidiaries)(3)	-	-	-	147,357	-
Provisions for loan losses(1)	1,842,406	2,448,581	1,986,710	1,203,543	568,679
Recoveries of provisions	(1,085,211)	(1,186,674)	(807,245)	(516,218)	(308,004)
Charge-offs	(658,151)	(925,592)	(547,860)	(186,273)	(136,789)
Effect of difference in exchange rate	(21,498)	(39,008)	45,604	(25,441)	(1,210)
Balance at end of year (2) (COP)	2,509,213	2,431,667	2,134,360	1,457,151	834,183

(1)
The provision for past due accrued interest receivable, which is not included in this item, amounted to COP 33,540 million, COP 46,840 million, COP  58,721 million, COP 35,543 million and COP 14,825 for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

(2)
The allowance for past due accrued interest receivable, which is not included in this item, amounted to COP 38,952 million, COP 45,937 million, COP 54,323 million, COP  33,303 million and COP 11,644 for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively. The allowance at the beginning the period for past due accrued interest receivable , which is not included in this item, amounted to COP 45,937 million, COP 54,323 million, COP 33,303 million, COP 11,644 million and COP 8,655 for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

(3)	Includes allowance for loan losses of Banco Agrícola, Banco Agricola Panamá, Arrendadora Financiera, Credibac, Aseguradora Suiza Salvadoreña and Asesuisa Vida.

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

The following table sets forth the allocation of the Bank’s allowance for loan and financial lease losses by type of loan using the classification of the Superintendency of Finance:

	As of December 31,
	2010	2009	2008	2007	2006
	(COP million)
Commercial loans	1,465,318	1,443,943	1,202,047	791,957	356,272
Consumer loans	559,789	523,353	502,496	340,247	152,842
Microcredit loans	21,719	17,263	12,424	9,050	6,365
Financial leases	269,634	253,764	197,952	133,837	49,463
Mortgage	157,459	157,445	122,407	53,973	23,948
General	35,294	35,899	97,034	128,087	245,293
Total allowance for loan losses (COP)	2,509,213	2,431,667	2,134,360	1,457,151	834,183

The following table sets forth the allocation of the Bank’s allowance for loans and financial leases losses by type of loan:

	As of December 31,
	2010	%	2009	%	2008	%	2007(1)%		2006	%
	(COP million, except percentages)
Domestic
Corporate

Trade financing	36,857	1.7%	22,834	1.1%	13,081	0.7%	21,184	1.7%	17,154	2.1%
Loans funded by development banks	39,189	1.8%	47,540	2.2%	61,430	3.4%	27,612	2.2%	7,057	0.8%
Working capital loans	687,038	31.8%	614,342	29.0%	522,065	28.8%	379,169	30.3%	261,589	31.4%
Credit cards	898	0.0%	826	0.0%	1,134	0.1%	1,176	0.1%	2,324	0.3%
Overdrafts	2,892	0.1%	3,783	0.2%	3,983	0.2%	2,383	0.2%	3,617	0.4%
Total corporate	766,874	35.4%	689,325	32.5%	601,693	33.2%	431,524	34.5%	291,741	35.0%
Retail
Credit cards	285,248	13.2%	266,094	12.6%	208,323	11.5%	128,523	10.3%	36,062	4.3%
Personal loans	124,912	5.8%	122,265	5.8%	166,880	9.2%	126,297	10.1%	92,625	11.1%
Vehicle loans	95,308	4.4%	112,626	5.3%	115,593	6.4%	68,938	5.5%	30,698	3.7%
Overdrafts	13,341	0.6%	16,650	0.8%	24,002	1.3%	16,451	1.3%	4,274	0.5%
Loans funded by development banks	45,927	2.1%	48,354	2.3%	41,323	2.3%	30,064	2.4%	5,817	0.7%
Trade financing	1,333	0.1%	2,450	0.1%	7,616	0.4%	5,111	0.4%	1,254	0.2%
Working capital loans	393,285	18.2%	442,116	20.9%	330,437	18.3%	204,022	16.3%	53,008	6.4%
Total retail	959,354	44.4%	1,010,555	47.8%	894,174	49.4%	579,406	46.3%	223,738	26.9%
Financial Leases)	273,556	12.7%	251,618	11.9%	187,514	10.4%	133,757	10.7%	49,463	5.9%
Mortgage	133,101	6.2%	136,674	6.5%	103,133	5.7%	37,863	3.0%	23,948	2.9%
General	27,234	1.3%	26,989	1.3%	24,062	1.3%	69,011	5.5%	245,293	29.3%
Total allowance for loan losses (COP)	2,160,119	100%	2,115,161	100.0%	1,810,576	100.0%	1,251,561	100.0%	834,183	100.0%

Foreign
Corporate

Trade financing	26,344	7.6%	13,502	4.3%	13,633	4.2%	5,155	2.5%
Loans funded by development banks	554	0.2%	1,107	0.3%	545	0.2%	432	0.2%
Working capital loans	174,348	49.9%	172,704	54.6%	132,294	40.9%	76,002	37.0%
Credit cards	344	0.1%	387	0.0%	177	0.0%	97	0.0%
Overdrafts	513	0.2%	656	0.2%	222	0.1%	323	0.2%
Total corporate	202,103	58.0%	188,356	59.4%	146,871	45.4%	82,009	39.9%
Retail
Credit cards	10,991	3.2%	12,961	4.1%	9,469	2.9%	6,258	3.0%
Personal loans	97,239	27.9%	78,999	25.0%	62,409	19.3%	40,388	19.6%
Vehicle loans	220	0.1%	242	0.1%	152	0.0%	142	0.1%
Overdrafts	2,403	0.7%	2,032	0.6%	564	0.2%	625	0.3%
Loans funded by development banks	708	0.2%	332	0.1%	274	0.1%	108	0.1%
Trade financing	303	0.1%	214	0.1%	525	0.2%	101	0.1%
Working capital loans	1,025	0.3%	1,542	0.5%	838	0.3%	692	0.3%
Total retail	112,889	32.5%	96,322	30.5%	74,231	23.0%	48,314	23.5%
Financial Leases	1,685	0.5%	2,147	0.7%	10,436	3.1%	81	0.0%
Mortgage	24,357	7.0%	20,771	6.6%	19,274	6.0%	16,110	7.8%
General	8,060	2.0%	8,910	2.8%	72,972	22.5%	59,076	28.8%
Total allowance for loan losses (COP)	349,094	100%	316,506	100.0%	323,784	100.0%	205,590	100.0%

(1)   In 2007 the foreign loan category became material to the Bank due to the acquisition of Banagrícola. Foreign loans for 2006 are not material and therefore are not separately identified.

As of December 31, 2010, allowances for loans and financial lease losses amounted to COP 2,509 billion (5.2% of total loans), up 3.2% as compared to COP 2,432 billion (5.8% of loans) at the end of 2009 and up 17.6% as compared to COP 2,134 billion (4.8% of loans) at the end of 2008.

Coverage, measured by the ratio of allowances for loan losses to past due loans (overdue 30 or more days), reached 180% at the end of 2010, increasing from 149% at the end of 2009 and 131% at the end of 2008. For futher information regarding asset quality and provision charges see “Item 5. Operating and Financial Review and Prospects”.

CHARGE-OFFS

The following table shows the allocation of the Bank’s charge-offs by type of loan as of December 31, 2010, 2009, 2008, 2007 and 2006:

	Year ended December 31,
	2010	2009	2008	2007(1)	2006
	(COP million)
Domestic
Trade financing	2,165	263	2,558	151	5,507
Loans funded by development banks	22,368	37,112	8,820	1,320	-
Working capital loans	202,241	329,603	45,941	16,068	49,474
Credit cards	172,804	195,676	166,067	28,179	10,067
Personal loans	69,808	96,597	138,007	65,006	46,095
Vehicle loans	55,711	57,966	29,088	10,131	6,483
Overdrafts	15,052	27,685	52,822	3,733	4,544
Mortgage & other	679	29,027	509	1,791	12,795
Financial leases	23,799	30,284	27,650	2,029	1,824
Total charge-offs (COP)	564,627	804,213	471,462	128,408	136,789

Foreign
Trade financing	3,999	74	1,819	-
Loans funded by development banks	6	62	-	-
Working capital loans	31,207	31,850	21,581	31,240
Credit cards	10,969	13,460	10,734	5,077
Personal loans	45,898	62,854	39,073	21,079
Vehicle loans	167	55	88	59
Overdrafts	947	1,167	620	407
Mortgage & other	331	3,472	2,434	-
Financial leases	-	8,385	49	-
Total charge-offs (COP)	93,524	121,379	76,398	57,862

(1)	In 2007 the foreign loan category became material to the Bank due to the acquisition of Banagrícola. Foreign loans for 2006 are not material and therefore are not separately identified.

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 was as follows:

	Year ended December 31,
	2010	2009	2008	2007	2006
Ratio of charge-offs to average outstanding loans	1.49%	2.10%	1.36%	0.60%	0.63%

The Bank charges off loans that are classified as “unrecoverable” once they become overdue: (i) 180 days for consumer and micro loans, (ii) 360 days for commercial loans and (iii) 54 months for mortgage loans.

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

As of December 31 2010, 1054 clients with loans amounting to COP 1.6 billion were performing and part of the watch list.

CROSS–BORDER OUTSTANDING LOANS AND INVESTMENTS

As of December 31, 2010, 2009 and 2008, total cross-border outstanding loans and investments amounted to approximately USD 4,092 million, USD 4,367 million and USD 4,386 million, respectively. As of December 31, 2010, total outstanding loans to borrowers in foreign countries amounted to USD 4,007 million, and total investments were USD 895 million. As of December 31, 2010, total cross-border outstanding loans and investments represented 13.78% of total assets.

The Bank had no cross-border outstanding acceptances, interest-earning deposits with other banks or any other monetary assets denominated in pesos or other non-local currencies, in which the total exceeded 1% of consolidated total assets at December 31, 2010, 2009 and 2008.

The following table presents information with respect to the Bank’s cross-border outstanding loans and investments for the years ended on December 31, 2010, 2009 and 2008:

	2010		2009		2008
	(thousands of U.S. dollars)
El Salvador	USD	3,006,200	USD	3,057,261	USD	3,036,433
Guatemala		581,671		438,622		400,291
Panama		407,418		82,273		54,461
Costa Rica		225,344		200,721		205,708
Peru		130,774		18,203		28,007
Brazil		128,228		141,142		80,383
Chile		107,215		71,809		53,311
United States		90,828		124,813		258,665
Honduras		76,635		44,876		49,500
Mexico		69,957		74,661		73,830
Venezuela		30,453		3,186		7
Bahamas		9,316		-		-
Cayman Islands		7,800		23,336		-
Nicaragua		6,916		14,322		28,062
Ecuador		6,017		6,658		18,003
Dominican Republic		5,080		-		4,639
Guyana		5,000		1,000		2,000
British Virgin Islands		4,700		32,191		57,594
Curazao		1,000		1,000		3,000
Spain		885		7		8
United Kingdom		435		30,432		32,419
Other		558		375		30
Total Cross-Border Outstanding Loans and Investments	USD	4,902,430	USD	4,366,888	USD	4,386,351

E.5.	DEPOSITS

The following table shows the composition of the Bank’s deposits for 2010, 2009 and 2008:

	As of December 31,
	2010		2009		2008
	(COP million)
Non-interest bearing deposits:
Checking accounts	COP	6,980,322	COP	5,858,667	COP	5,289,918
Other deposits		651,894		449,113		433,542
Total		7,632,216		6,307,780		5,723,460

Interest bearing deposits:
Checking accounts		2,575,611		2,366,281		2,011,132
Time deposits		15,270,271		18,331,488		18,652,738
Savings deposits		18,060,869		15,143,781		13,997,070
Total		35,906,751		35,841,550		34,660,940
Total deposits	COP	43,538,967	COP	42,149,330	COP	40,384,400

The following table shows the time deposits held by the Bank as of December 31, 2010, by amount and maturity for deposits:

	At December 31, 2010
	Peso- Denominated		U.S. dollar - Denominated		Total
	(COP million)
Time deposits higher than US$ 100,000(1)
Up to 3 months	COP	697,744	COP	961,693	COP	1,659,437
From 3 to 6 months		1,222,044		354,210		1,576,254
From 6 to 12 months		1,300,821		1,178,161		2,478,982
More than 12 months		3,122,978		2,075,816		5,198,794
Time deposits less than US$ 100,000(1)		2,861,354		1,495,450		4,356,804
Total	COP	9,204,941	COP	6,065,330	COP	15,270,271

(1)	Approximately COP 191 million at the Representative Market Rate as of December 31, 2010.

For a description of the average amount and the average rate paid for deposits, see “Item 4. Information on the Company – E. Selected Statistical Information – E.1.Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential”.

E.6.	RETURN ON EQUITY AND ASSETS

The following table presents certain selected financial ratios of the Bank for the periods indicated:

	Year ended December 31,
	2010	2009	2008
	(in percentages)
Net income as a percentage of:
Average total assets	2.27	2.01	2.34
Average stockholders’ equity	19.71	19.59	23.68
Dividends declared per share as a percentage of consolidated net income per share(1)	36.68	39.92	38.09
Average stockholders’ equity as a percentage of average total assets	11.50	10.24	9.89
Return on interest-earning assets(2)	9.32	12.20	13.55

(1)	Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of common and preferred shares outstanding during the year.
(2)	Defined as total interest earned divided by average interest-earning assets.

E.7.	INTERBANK BORROWINGS

The following table sets forth certain information regarding the foreign interbank borrowings by the Bank for the periods indicated:

	As of December 31,
	2010			2009			2008
	Amount		Rate(3)	Amount		Rate(3)	Amount		Rate(3)
	(COP million, except percentages)

End of period	2,698,941		0.72%	1,152,918		4.1%	2,077,291		3.9%
Weighted average during period	1,449,197		1.30%	1,270,413		3.8%	1,578,252		4.7%
Maximum amount of borrowing at any month-end	2,698,941	(1)		2,102,719	(2)		2,077,291	(1)
Interest paid during the year	19,537			47,650			81,178

(1)	December
(2)	January
(3)	Corresponds to the ratio of interest paid to foreign interbank borrowings.

ITEM 4 A.	UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report, the Bank has no unresolved written comments from the Securities and Exchange Commission (the “SEC”) staff regarding the Bank’s periodical reports required to be filed under the Exchange Act of 1934.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion should be read in conjunction with Bancolombia’s audited consolidated financial statements for the three year period ended December 31, 2010.

Bancolombia’s audited consolidated financial statements for the periods ended December 31, 2010, 2009 and 2008 are prepared following the accounting practices and the special regulations of the Superintendency of Finance, or, in the absence of such regulations, Colombian GAAP. Together, these requirements differ in certain significant respects from U.S. GAAP. Note 31 to the Bank’s audited consolidated financial statements included in this Annual Report provides a description of the significant differences between Colombian GAAP and U.S. GAAP as they relate to the Bank’s audited consolidated financial statements and provides a reconciliation of net income and stockholders’ equity for the years and dates indicated herein.

IMPACT OF ECONOMIC AND MONETARY POLICIES IN BANCOLOMBIA’S RESULTS

Bancolombia’s operations are affected by external factors such as: economic activity, interest rates, inflation and exchange rates. The following discussion summarizes the recent behavior of such variables.

Economic activity

Colombia’s GDP growth was 4.3% in 2010, significantly higher than the 1.5% obtained in 2009. This figure is indeed favorable for it shows that better household consumption and also investment vitality are driving a stronger economic expansion.

The Colombian Statistics Bureau (DANE) revised Colombia’s GDP growth for 2009 upwards. This means that the country neither grew by 0.4% or 0.8% as reported initially and by subsequent revision, but by 1.5% which was remarkable for a year in which the global economy recorded its worst performance since 1946, with declines of 0.6% worldwide, and 1.9% in the case of Latin America.

In 2010, Colombia´s domestic demand rose by 5.9%, reconfirming the trend that began at the end of 2009, but the external sector dampened the overall growth with imports increasing by 14.7% compared with the drop of 7.3% in 2009.

On the demand side, key GDP components performed as follows in 2010 compared to 2009: consumption increased 4.4%; investment grew 11.0% and exports increased 2.2%.

For 2010, gross capital formation represented 26% of GDP; household consumption represented 65%, government consumption 16%, exports 16% and imports 24%.

The activities that led growth during the year were mining (11% growth), trade (6% growth), manufacturing (5% growth) and transportation (5% growth).

Interest Rates

Between July, 2008 and May 2010, the Central Bank decreased its benchmark rate from 10.0% to 3.0% in order to incentivize economic activity. During 2010, amid an environment of low inflationary pressures, rates were maintained at 3.0%.  In the first months of 2011, the Central Bank increased its benchmark rate 50 basis points to 3.50% (two consecutive increases of 25 basis points) motivated by rising domestic demand and increasing lending activity, as well as the estimated GDP growth for 2011, a projected inflation rate approaching the midpoint of the long-term targeted range and inflation expectations for over one year surpassing the long-term target.

It is important to note that the Central Bank does not consider that this increase in the cost of money shall negatively affect the country’s GDP growth and employment, on the contrary, higher interest rates shall contribute to  maintain inflation over time within the long-term targeted range (between 2% and 4%).

Inflation

Year-end inflation rate for 2010 was 3.17%, higher than the 2.0% recorded for 2009.

Historically 93% of the total inflation rate for the year is reached at November, but in 2010 it came to just 79.2%, that is to say November and December accounted for 20.8% of the total annual inflation increase. It is the first time this has happened in the last 20 years, and is due to the disasters caused by the heavy rainfall that damaged crops and infrastructure in the country over recent months thereby driving up the cost of food and other services such as transport.

The 12-month core inflation rate for 2010 came to 2.82%, thereby remaining within the Central Bank’s targeted inflation range. Also, upon excluding regulated goods and services along with food, the monthly rise in inflation comes to just 0.14% with the 12-month figure running at 1.79%; it must be noted however that the cost of regulated goods and services in December rose by 0.72%, given the rise in gas and petrol prices and their effect on inter-municipal bus services. December’s CPI increase was not due to any problems with demand, but to negative shocks on the supply side which are unlikely to have any tangible effect on the monetary policy decisions to be taken by Central Bank in 2011.

Exchange rate

The Colombian Peso appreciated 6% versus the US Dollar during 2010.

Foreign Direct Investment flows into Colombia were one of the main drivers of this appreciation. During 2010, FDI totaled USD 8,093 million, of which 95% was related to oil, gas and mining. FDI is expected to grow more than 30% in 2011. Abundance of US dollars in the US economy was also a factor that contributed to the appreciation as international investors were looking for investments in currencies that were not likely to lose value versus the US dollar and that could offer better returns than dollar denominated securities.

The negative impact of the strengthening of the COP was mainly suffered by exporting oriented companies that lost competitiveness as they had a big portion of their expenses in local currency.

Outlook

Future prospects for the Colombian financial sector in general, and for Bancolombia in particular, are expected to depend on the factors listed below:

Favorable factors for the Colombian economy – mid-term	Unfavorable factors for the Colombian economy – mid-term

Benefits derived from past monetary policies aimed at achieving sustainable growth.	Underdeveloped infrastructure that translates into a constraint for growth.

Positive inflationary outlook	Commodity dependent export activity.

Investment grade rating given to Colombia by Standard and Poor’s in 2011, which should continue to strengthen investor confidence.	Despite successful efforts to diversify export markets, there is still concentration in specific export destinations, particularly the United States.

Reforms underway, such as the so called Fiscal Rule, that if approved will further contribute to the country’s fiscal sustainability.	Exchange rate uncertainties that could expose the economy to highly volatile markets or build inflation pressures.

Stronger local capital markets, with little exposure to “toxic assets” and with low currency mismatches.	Risk of new fiscal measures, currently under study by the Congress, not being approved.

A well capitalized banking system.	Possible escalation in activities of guerilla and drug cartels that may hurt investor confidence.

Well-developed supervision and regulation of the financial system.

Low indebtedness of households and a well provisioned banking system.

Adequate international reserves to short term debt.

Limited exposure of corporations to speculation through derivatives.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS

Summary

During 2010, Bancolombia strengthened its competitive position and full-service financial model,  and benefited from the diversity of its leading franchises. For the year 2010, net income totaled COP 1,436 billion (COP 1,823 per share – US$ 3.81 per ADR), which represents an increase of 14% as compared to COP 1,257 billion net income for the fiscal year 2009 and an increase of 11% as compared to COP 1,291 billion net income for the fiscal year 2008.

Bancolombia’s return on average stockholders’ equity for 2010 was 19.7%, up from 19.6% in 2009 and down from 23.7% in 2008.

Margin compression during 2010: net interest margin decreased throughout 2010 and reached 6.13% for the whole year, down from 6.98% in 2009 and 7.42% in 2008.

Credit cost decreased: provision charges, net of recoveries, totaled COP 548 billion for 2010, down from COP 1,153 billion in 2009 and COP 1,133 billion in 2008.

Loans and financial leases grew 16% during the year. This performance was driven primarily by significantly increased economic activity in Colombia, which led individuals and corporations to demand more credit,especially in the second half of the year.

Strong balance sheet: reserves for loan losses represented 5.2% of total loans and 180% of past due loans at the end of 2010, while capital adequacy finished 2010 at 14.7% (Tier 1 ratio of 10.3%), higher than the 13.2% (Tier 1 ratio of 10.4%) reported at the end of 2009.

Solid liquidity position: deposits increased 3% during 2010, while the ratio of net loans to deposits (including borrowings from development banks) was 100% at the end of the year.

REVENUE PERFORMANCE

Net Interest Income

For the year 2010, net interest income totaled COP 3,377 billion, down 11% as compared to COP 3,802 billion in 2009 and down 5% as compared to COP 3,560 billion in 2008. This performance is explained by the combined effect of lower net interest margins and slow growth in the loan portfolio during the first half of the year.  During 2010, Colombian central bank reduced its reference rate from 3.5% to 3%, which increased money supply in the economy and caused asset side rates to decrease at a faster pace than the liability side rates, and as a result margins were compressed.Net interest income represented 61% of revenues in 2010, compared to 67% for 2009 and 64% for 2008.

Interest income, which is the sum of interest on loans, financial leases, overnight funds and income from investment securities, totaled COP 4,949 billion in 2010, down 23% as compared to COP 6,428 billion in 2008 and down 22% as compared to COP 6,314 billion in 2008. The 2010 performance was driven by lower income from securities and lower interest income on loans and financial leases.

Interest on loans and financial leases also reflected the impact of lower interest rates during 2010. The weighted average nominal interest rate on loans and financial leases decreased to 10.3% in 2010 from 13.1% in 2009 and 14.7% in 2008. As a result, interest on loans and financial leases totaled COP 4,464 billion (90% of interest income) and decreased 21% as compared to COP 5,623 billion in 2009 and 23% as compared to COP 5,776 in 2008.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt securities and mark-to-market valuation adjustments, totaled COP 442 billion in 2010, down 39% as compared to 2009 and up 3% as compared to 2008. This performance was driven by lower market interest rates which remained stable as compared to 2009.

Regarding interest expenses, interest paid on liabilities totaled COP 1,572 billion in 2010, down COP 40% as compared to COP 2,625 billion in 2009, and down 43% as compared to COP 2,753 billion in 2008. Such a decrease in interest expenses is explained by lower interest rates paid on deposits and a more favorable funding mix (one with a greater proportion of demand deposits). Overall, the average interest rate paid on interest-bearing liabilities decreased to 3.4% in 2010 from 5.6% in 2009 and 6.6% in 2008.

Net Fees and Income from Financial Services

For the year 2010, net fees and income from services totaled COP 1,579 billion, up 5% as compared to COP 1,506 in 2009 and up 20% as compared to COP 1,314 in 2008. This increase was driven primarily by the solid performance of credit and debit card annual fees, banking services and collection and payments fees.

Commissions from banking services increased by 22% due to higher fees from advisory and project finance arrangements. The 35% reduction of credit card merchant fees was due to lower charges per transaction to merchants. Check remittances decreased 31% due to fewer transactions and lower charges per transaction to customers.

Bancolombia distribution channels performed an increasing number of transactions in 2010. In particular, our Colombia Banking operation performed about 1.1 billion transactions during 2010, which represents an increase of 7% as compared to the levels experienced in 2009. The higher transactional levels, together with fee increments and the elimination of fee exemptions in certain payment instruments (like debit cards and credit cards) for some segments explained the solid performance of fees.

The following table lists the main revenue-producing fees along with their variation from the prior fiscal year:

	Year			Growth
	2010	2009	2008	2010/2009
	(COP million)
Main fees and commissions
Commissions from banking services	306,917	251,734	238,918	21.92%
Electronic services and ATM fees	57,019	58,944	86,070	(3.27)%
Branch network services	118,647	110,837	104,010	7.05%
Collections and payments fees	226,537	187,348	157,281	20.92%
Credit card merchant fees	18,355	28,200	32,215	(34.91)%
Credit and debit card annual fees	564,457	548,820	446,647	2.85%
Checking fees	69,425	69,544	67,963	(0.17)%
Fiduciary activities	165,075	171,927	98,799	(3.99)%
Pension plan administration	90,131	96,678	87,826	(6.77)%
Brokerage fees	36,779	45,966	54,742	(19.99)%
Check remittance	17,693	25,812	26,148	(31.45)%
International operations	58,559	53,614	47,962	9.22%
Fees and other service expenses	(149,653)	(143,151)	(134,939)	4.54%
Total fees and income from services, net	1,579,941	1,506,273	1,313,642	4.89%

Other Operating Income

For 2009, total other operating income was COP 548 billion, 44% higher than the COP 381 billion reported in 2009, but 16% lower than the COP 650 billion obtained in 2008.

Revenue from rent of real estate properties and operating leases had a significant impact in the other operating income line of COP 178 billion, 14% higher than the COP 156 billion reported in 2009, and 68% higher than the COP 105 billion obtained in 2008.

In addition, the sale of Bancolombia’s stakes in IVL S.A. and Metrotel Redes S.A. positively affected other operating income in the year. As part of this transaction, the Bank recorded non-recurring gains on sales of equities of COP 34 billion for 2010.

Foreign exchange net gains decreased significantly by 129% from COP 216 billion in 2009 to COP 62 billion in 2010, due to the 6% appreciation of the COP versus the USD, which caused USD denominated obligations to be lower when converted to COP. On the other hand, forward contracts in foreign currency fell by 81% from COP 266 billion  in 2009 to COP 51 billion in 2010, due also to the appreciation of the COP versus the dollar which caused a negative carry and a smaller gain in forward contracts.

Operating expenses

For 2010, operating expenses totaled COP 3,098 billion, up 7% as compared to COP 2,826 billion in 2009 and 17% as compared to 2008.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and compensation) totaled COP 1,294 billion in 2010, up 13% as compared to 2009. This performance was primarily driven by the combined effect of larger headcount and wage increments during 2010. Salaries were raised in line with the 2010 inflation rate of 3.17%.

Administrative and other expenses totaled COP 1,455 billion in 2010, up 3% as compared to 2009 and up 15% as compared to 2008, driven by increased fees paid in connection with software development and IT upgrades.

Depreciation expense totaled COP 195 billion in 2010, increasing 6% as compared to COP 185 billion in 2009. This increase was driven by the growth in the operating lease business of Bancolombia. In particular, COP 85 billion or 44% of 2010’s depreciation expense is associated with operating lease assets, compared to COP 70 billion or 38% of depreciation expense in 2009.

The following table summarizes the principal components of Bancolombia’s operating expenses for the last three fiscal years:

	Year ended December 31,
	2010	2009	2008
	(COP million)
Operating expenses:
Salaries and employee benefits	1,139,947	1,034,942	928,997
Bonus plan payments	126,839	90,341	125,393
Compensation	27,551	19,725	23,539
Administrative and other expenses	1,455,025	1,418,145	1,268,982
Deposit security, net	84,399	74,228	52,151
Donation expenses	13,008	3,506	26,653
Depreciation	195,744	185,027	141,133
Goodwill amortization	55,966	69,231	73,149
Total operating expenses	3,098,479	2,895,145	2,639,997

Provision Charges and Credit Quality

For the year 2010, provision charges (net of recoveries) totaled COP 548 billion (or 1.2% of average loans), which represents a decrease of 53% as compared to COP 1,153 billion in 2009 (or 2.6% of average loans) and an decrease of  52% as compared to 1,133 billion in 2008 (or 2.8% of average loans). The lower level of credit cost was driven by lower net charge-offs in our loan portfolio and lower reserve additions across all credit segments, reflecting the better economic activity and stronger labor markets.

Net loan charge-offs totaled COP 666 billion in 2010, down 28% from COP 926 billion in 2009 and up 22% from COP 548 billion in 2008. Past due loans amounted to COP 1,396 billion in 2010, down 14% as compared to COP 1,627 billion in 2009, and 14% lower than COP 1,624 billion in 2008.

The delinquencies ratio (loans overdue more than 30 days divided by total loans) reached 2.87% as of the end of 2010, down from 3.87% at the end of 2009 and down from 3.64% at the end of 2008.

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

Expected Loss = [Probability of default] x [Exposure at default] x [Loss given default]

The probability of default is calculated and provided by the Superintendency of Finance based on historical data.  Exposure at default is defined as the current balance of the principal, interest, interest receivable accounts and other receivables regarding consumer and retail loan obligations at the moment of default. The Loss Given Default (“LGD”) is defined as the expected loss occurred after default and is calculated and provided by the Superintendency of Finance. The LGD varies according to the type of collateral and would increase gradually depending on the number of days the loan has been in default. It is important to note that in 2008 and 2009, Bancolombia applied stricter parameters in the estimation of the LGD of its loan portfolio by reducing the number of the past due days that are used in such calculation and adjusting some percentages. These parameters were maintained in 2010. Therefore, allowances increased and produced higher provision charges that reflected on higher coverage ratio for loan losses. In addition to the allowances calculated by the reference models, the Bank also sets up marginal allowances for certain clients which are considered to bear an increased inherent risk due to determined risk factors such as macroeconomic or industry deterioration trends or any other factors that could indicate early impairment. The changes in the LGD parameters and the marginal allowances for certain clients in the commercial loan portfolio were made to better reflect the credit risk associated with increasing defaults and the deterioration of the economy.

For mortgage and microcredit loans there are no standard models required or provided by the regulator. In order to calculate allowances for these segments, the Bank must maintain at all times individual provisions equal to or greater than the minimum percentages provided by the Colombian Superintendency of Finance. The minimum percentages vary depending on the risk category assigned to every loan within the mortgage and microcredit categories (the higher the risk, the higher the allowance percentage). In addition, the minimum percentages might differ if the loan has any collateral.

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

For mortgage and microcredit loans, the Bank sets up a general allowance, which corresponds to one percent (1%) of the outstanding principal. By virtue of applying the standardized models supplied by the Superintendency of Finance for commercial and consumer loans, no general allowances are any longer assigned to commercial and consumer loans.

All in all, allowances for loan and financial lease losses amounted to COP 2,509 billion or 5.2% of total loans at the end of 2010 and increased from COP 2,432 billion, or 5.8% of total loans as of December 31, 2009. Likewise, coverage for loan losses, measured by the ratio of allowances to past due loans (“PDLs”) (overdue 30 days), reached 180% at the end of 2010, up from 149% at the end of 2009. The coverage increase reflects the Bank’s prudent approach toward risk and incorporates as mentioned above stricter parameters than those required by the Superintendency of Finance. Additionally a low deterioration of the loan portfolio during 2010, contributed to a higher coverage ratio. As of December 31, 2010, allowances in the amount of COP 559 billion were recorded in excess of the minimum allowances required by Colombia’s Superintendency of Finance.

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

Merger Expenses and Goodwill Amortization

For the year ended December 31, 2010, goodwill amortization amounted to COP 56 billion, 19% down from COP 69 billion in 2009 and 23% down from COP 73 billion in 2008.

As of December 31, 2010, outstanding goodwill totaled COP 751 billion, which represents a 12% decrease from COP 856 billion at the end of 2009. Outstanding goodwill represented 1.1% of the Bank’s total assets and primarily comprises the goodwill related to the acquisition of Banagrícola, which is being amortized over 20 years beginning in May 2007. The 6% appreciation of the COP against the U.S. dollar during 2010 had the effect of increasing the Bank’s dollar-denominated goodwill, principally relating to the Banagricola acquisision.

Non-Operating Income (Expenses)

Net non-operating income, which includes gains/losses from the sale of foreclosed assets, property, plant and equipment and other assets and income from minority interests, totaled COP 86 billion in 2010, 10% higher than COP 78 billion in 2009. This performance is explained by higher non-operating income in 2010, which increased 35% compared to 2009, driven by gains on the sale of properties.

Net non-operating income totaled COP 78 billion in 2009, significantly higher than COP 13 billion in 2008. This performance is explained by lower non-operating expenses in 2009, which decreased 25% compared to 2008, driven by lower expenses related to legal proceedings.

The following table summarizes the components of the Bank’s non-operating income and expenses for the last three fiscal years:

	Year ended December 31,
	2010	2009	2008
	(COP million)
Non-operating income (expenses), net:
Other income(1)	267,472	198,761	172,550
Minority interest	(13,217)	(15,081)	(18,511)
Other expenses(2)	(168,179)	(105,529)	(140,662)
Total non-operating income (expenses), net	86,076	78,151	13,377

(1)	Includes gains on sale of foreclosed assets, property, plant and equipment, reimbursement of the provisions, deferred tax recovery.
(2)	Include operational losses and losses from the sale of foreclosed assets, property, plant and equipment and payment of administrative processes.

Income Tax Expenses

Income tax expense for the fiscal year 2010 totaled COP 508 billion, up 10% as compared to COP 462 billion in 2009 and 7% above the COP 474 billion in 2008.

Tax expense is determined for every subsidiary following the tax law of the country where it is domiciled. It is important to note that Bancolombia (unconsolidated), Leasing Bancolombia, Banca de Inversion Bancolombia and Fiduciaria Bancolombia signed an agreement with the Government of Colombia in order to be subject to the tax stability regime for ten years beginning on January 2001. Pursuant to the tax stability regime, those firms agreed to be taxed two percentage points above the applicable income tax rate in Colombia in exchange for an exemption with regard to any new national taxes or rates required after the date of the agreement. For this reason, in 2010, 2009 and 2008, Bancolombia (unconsolidated), Leasing Bancolombia, Banca de Inversion Bancolombia and Fiduciaria Bancolombia did not pay any financial transaction tax, wealth tax or income surtax. Consequently, Bancolombia (unconsolidated), Leasing Bancolombia, Banca de Inversion Bancolombia and Fiduciaria Bancolombia were taxed at a total income tax rate of 35% for the fiscal years 2010, 2009 and 2008, two percentage points above the required tax rate for the companies that were not subject to the tax stability regime in Colombia. This agreement terminated in December 31, 2010 (in the case of Fiduciaria Bancolombia, the agreement was terminated in December 31, 2009).As result of the expiration of the tax stability regime agreement, Bancolombia will be subject to any new taxes or increases in tax rates that are implemented on or after January 1, 2011.

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

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2009 versus 2008

Summary

Despite a slow economic growth environment, Bancolombia further strengthened its competitive position and full-service financial model, while benefiting from the diversity of its leading franchises. For the year 2009, net income totaled COP 1,257 billion (COP 1,595 per share – US$ 3.12 per ADR), which represents a decrease of 3% as compared to COP 1,291 billion net income for the fiscal year 2008.

As a result of lower net income and a less leveraged capital structure, Bancolombia’s return on average stockholders’ equity for 2009 decreased to 19.6%, from 23.7% in 2008.

Margins were compressed during 2009: Net interest margin decreased throughout 2009 and reached 7.22% in 2009, down from 7.70% in 2008.

Credit cost remained high: Provision charges, net of recoveries, totaled COP 1,153 billion for 2009, up from COP 1,133 billion in 2008.

Loans and financial leases decreased 6% during the year. This performance was driven primarily by higher than anticipated prepayments and lower demand on corporate loans motivated by increased activity of non-financial firms in the domestic and international debt markets.

The Bank continued to have a strong balance sheet.Reserves for loan losses represented 5.8% of total loans and 149% of past due loans at the end of 2009, compared with 4.9% of total loans and 131% of past due loans at December 31, 2008, while capital adequacy finished 2009 at 13.2% (Tier 1 ratio of 10.4%), higher than the 11.2% (Tier 1 ratio of 9.0%) reported at the end of 2008.

Solid liquidity position: deposits increased 4% during 2009, while the ratio of net loans to deposits (including borrowings from development banks) was 88% at the end of the year

REVENUE PERFORMANCE

Net Interest Income

For the year 2009, net interest income totaled COP 3,802 billion, up 7% as compared to COP 3,560 billion in 2008. This performance is explained by the combined effect of lower interest expenses and higher interest income in 2009. Net interest income represented 67% of revenues in 2009, compared to 64% for 2008.

Interest income, which is the sum of interest on loans, financial leases, overnight funds and income from investment securities, totaled COP 6,428 billion in 2009, up 2% as compared to COP 6,314 billion in 2008. This performance was partially driven by higher income from securities, though it was negatively impacted by lower interest income on loans and financial leases.

Although interest on loans and financial leases benefited from higher average balances in 2009, which increased 9% during the year, such positive effect was completely offset by lower interest rates on loans. The weighted average nominal interest rate on loans and financial leases decreased to 13.1% in 2009 from 14.7% in 2008. As a result, interest on loans and financial leases totaled COP 5,624 billion (88% of interest income) and decreased COP 152 billion (or 3%) as compared to 2008.

Interest on investment securities, which incorporates, among other items, the interest accrual of debt securities and mark-to-market valuation adjustments, totaled COP 729 billion in 2009, up 69% as compared to 2008. This performance was driven by a larger investment portfolio (the Bank’s average investment portfolio grew 26% during 2009), positive mark-to-market valuation effect due to higher bond prices, positive effects produced by the reclassification of the bank’s investment in the private capital fund Fondo inmobiliario Colombia and the recording of the net present value (“NPV”) of the estimated residual income derived from the pools of securitized mortgages.

In the fourth quarter of 2009, FCP Colombia Inmobiliaria, a fund that purchases and manages investment in real estate assets, issued units that were not bought by Bancolombia. As a result the Bank no longer held a controlling interest in the fund, stopped consolidating its financial statements and reclassified this investment as part of the trading category in order to be in compliance with accounting regulations on this matter. This reclassification produced positive effects in the Bank’s income from investment securities, which was positively impacted by income of COP 100 billion related to the greater market value of the Fund’s units in 2009. In addition, and in accordance with new regulations related to the accounting treatment of securitized mortgages issued by Colombian regulators, the Bank recorded, for the first time, the NPV of the estimated residual income that will be generated by the pools of securitized mortgages. Under the terms of the mortgage securitization transaction documents, Bancolombia is entitled to receive any residual income generated by the pool of mortgages after complete payment of the pool’s debt services and administrative charges. Therefore, the Bank proceeded to incorporate, for the first time, into the value of its mortgage backed securities, the net present value of the expected estimated residual income which takes into account performance assumptions based on historical statistical data. As a result, interest income from investment securities was positively impacted by income of COP 58 billion related to the greater value of the mortgage backed securities in 2009. The combined positive effect then, of the reclassification of Fondo Inmobiliario Colombia’s units in the trading category and the incorporation of the NPV of the residual income generated by pools of securitized mortgages into the value of mortgage backed securities was COP 158 billion and accounts for  53% of the year over year variation in the interest on investment securities.

Regarding interest expenses, despite a greater average volume of interest-bearing liabilities in 2009, which increased 13% as compared to 2008, interest paid on such liabilities decreased 5% over the year and totaled COP 2,625 billion in 2009, down COP 128 billion as compared to 2008. Such a decrease in interest expenses is explained by lower interest rates paid on deposits and a more favorable funding mix (one with a greater proportion of demand deposits). Overall, the average interest rate paid on interest-bearing liabilities decreased to 5.6% in 2009 from 6.6% in 2008.

Net Fees and Income from Financial Services

For the year 2009, net fees and income from services totaled COP 1,506 billion, up 15% as compared to 2008. This increase was driven primarily by the solid performance of credit and debit card annual fees, fiduciary activities and collection and payments fees.

Despite the lower economic activity, our distributions channels performed an increasing number of transactions in 2009. In particular, our Colombia Banking operation performed more than a billion transactions during 2009, which represents an increase of 5% as compared to the levels experienced in 2008. The higher transactional levels, together with fee increments and the elimination of fee exemptions in certain payment instruments (like debit cards and credit cards) for some segments explained the solid performance of fees. In addition, fiduciary activities benefited from the increase in assets under management, which amounted to COP 55,153 billion by year end in 2009 up from COP 42,677 billion in 2008.

Other Operating Income

For 2009, total other operating income was COP 381 billion, substantially lower than the COP 650 billion reported in 2008.

During 2008, the Colombian Superintendency of Finance issued external circulars number 025, 030, 044 and 063 (the “2008 External Circulars”) establishing new guidelines for the valuation of derivatives and structured products. As a result of this change, Bancolombia recorded a reduction in the carrying value of derivatives that produced charges of COP 123 billion in 2009 and COP 145 billion in 2008. However, the net impact of such regulatory change was greater in 2009, because in 2008 other operating income was positively affected by greater mark-to-market gains produced by the formerly used methodology, which yielded results that were magnified by the market’s conditions in the second half of 2008. Bancolombia finished amortizing the one-time adjustments in carrying value related to the change in methodology in the first half of year 2009.

In addition, the sale of Bancolombia’s interest in Multienlace S.A. positively affected other operating income in 2008. As part of this transaction, the Bank recorded gains on sales of investment securities of COP 92 billion for 2008.

Operating expenses

For 2009, operating expenses totaled COP 2,826 billion, up 10% as compared to 2008.

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

Administrative and other expenses totaled COP 1,418 billion in 2009, up 12% as compared to 2008, driven by increased fees paid in connection with software development and IT upgrades, greater collection efforts, greater costs associated with deposit insurance and higher taxes and tariffs.

Depreciation expense totaled COP 185 billion in 2009, increasing 31% as compared to 2008. This increase was driven by the growth in the depreciation of assets that are part of the operating lease business of Bancolombia. In particular, COP 70 billion or 38% of 2009’s depreciation expense is associated with operating lease assets.

Provision Charges and Credit Quality

For the year 2009, provision charges (net of recoveries) totaled COP 1,153 billion (or 2.6% of average loans), which represents an increase of 2% as compared to COP 1,133 billion in 2008 (or 2.8% of average loans). The high level of credit cost was driven by higher net charge-offs in our loan portfolio and higher reserve additions for deterioration across all credit segments, reflecting the lower economic activity and weaker labor markets.

Net loans’ charge-offs totaled COP 926 billion in 2009, up 69% from 548 COP billion in 2008, while the increase in the amount of past due loans before charge-offs amounted to COP 929 billion in 2009, down 13% as compared to COP 1,067 billion in 2008.

The delinquencies ratio (loans overdue more than 30 days divided by total loans) reached 3.87% as of the end of 2009, up from 3.64% at the end of 2008.

Allowance for credit losses

Allowances for loan and financial lease losses amounted to COP 2,432 billion or 5.8% of total loans at the end of 2009 up from COP 2,134 billion, or 4.8% of total loans as of December 31, 2008. Coverage for loan losses, measured by the ratio of allowances to PDLs (overdue 30 days) also increased, reaching 149% at the end of 2009, up from 131% at the end of 2008. The coverage increase reflects the Bank’s prudent approach toward risk and incorporates as mentioned above stricter parameters than those required by the Superintendency of Finance. As of December 31, 2009, allowances in the amount of COP 494 billion were recorded in excess of the minimum allowances required by Colombia’s Superintendency of Finance.

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

Merger Expenses and Goodwill Amortization

For the year ended December 31, 2009, goodwill amortization amounted to COP 69 billion, down from COP 73 billion in 2008 (5% decrease). During 2008 the Bank completed the amortization of goodwill recorded in connection with the acquisition of Banco de Colombia S.A. that occurred in the year 1998.

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

Income Tax Expenses

Income tax expense for the fiscal year 2009 totaled COP 462 billion, down 3% as compared to COP 474 billion in 2008.

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

RESULTS BY SEGMENT

The Bank manages its business through nine main operating segments: Banking Colombia, Banking El Salvador, Leasing, Trust, Investment Banking, Brokerage, Off Shore, Pension and Insurance, and All other.

These segments changed from those reported in 2009. For an explanation of the reasons for this change, please see Note 31-section (y) “Segments Disclosure” to the Bank’s consolidated financial statements as of December 31, 2010.

Banking Colombia: This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value-added, long-term relationships. In order to offer specialized services to individuals and small and medium-size enterprises (SMEs), the Bank’s retail sales force targets the clients classified as: Personal, Private, Entrepreneurs, Foreign Residents and SMEs. The Bank’s corporate and government sales force targets and specializes in companies with more than COP 16,000 million in revenue of nine economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Media, Financial Services, Non-Financial Services, Construction, Government and Natural Resources.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia.

	Year ended December 31,
	2010	2009	2008	Change 2010-2009	Change 2009-2008
	(COP in million)
Net Interest Income	2,617,840	2,954,586	2,846,819	(11.40)%	3.79%
Net provisions	(378,778)	(866,097)	(955,657)	(56.27)%	(9.37)%
Net Commissions	1,197,419	1,116,632	1,000,716	7.23%	11.58%
Other net revenues	444,676	276,437	529,493	60.86%	(47.79)%
Total Operating Income	3,881,157	3,481,558	3,421,371	11.48%	1.76%
Operating expenses	2,442,504	2,209,990	2,056,822	10.52%	7.45%
Non-operating income (expense)	71,628	61,378	25,904	16.70%	136.94%
Income before income taxes	1,510,281	1,332,946	1,390,453	13.30%	(4.14)%
Income tax expense	(334,712)	(316,170)	(348,911)	5.86%	(9.38)%
Segment profit	1,175,569	1,016,776	1,041,542	15.62%	(2.38)%
Segment assets	49,499,711	42,952,531	41,815,182	15.24%	2.72%

In 2010, profit for Banking Colombia increased 16% to COP 1,176 billion.

Net interest income decreased 11.4% to COP 2,617 billion, due to a compression in net interest margins generated by a reduction of the Colombian Central Bank’s interest rate and slow credit demand during the first half of the year. Towards the second half of the year, credit demand picked up and permitted the loan portfolio to expand. Consumer loans and mortgages (including COP 1,627 billion in securitized mortgages) lead the growth, and commercial loans followed as utilization of installed capacity of companies increased as well.

Net provision charges decreased 56% to COP 379 billion, due to a good performance of credit quality and low deterioration of the loan portfolio. Despite this reduction in provision charges, coverage of past due loans increased from 157.62% in 2009 to 173.59% in 2010. Operating expenses increased 10.5% to COP 2,443, due to increased administrative expenses and labor costs. A big driver for these expenses was the IT renovation project that Grupo Bancolombia is currently undertaking, which demands labor and operational expenses. For 2011, operating expenses are expected to grow at a similar rate as they did in 2010.

Assets attributable to Banking Colombia grew 15.2% during the year, mainly driven by the growth in loans.

In 2009, profit for Banking Colombia decreased 2.4% to COP 1,017 billion due to weak growth in the loan portfolio combined with a reduction in net interest margins, which caused net interest income to grow only 3.8%. Additionally, operating expenses grew by 7.4%.  Even though commissions grew 11.6% and provisions decreased 9.4%, these decreases were not sufficient to prevent a decline in segment profit for the year. Operating expenses grew 7.45%, driven by wage increases and higher administrative expenses due to inflation.

Banking El Salvador: This segment provides retail and commercial banking products and services to individuals, companies and national and local governments in El Salvador. Banking El Salvador also includes operations of the following subsidiaries:  Arrendadora Financiera S.A., Credibac S.A. de CV and   Bursabac S.A. de CV.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in El Salvador.

	Year ended December 31,
	2010	2009	2008	Change 2010-2009	Change 2009-2008
	(COP in million)
Net Interest Income	362,155	393,873	321,797	(8.05)%	22.40%
Net provisions	(102,681)	(179,418)	(92,572)	(42.77)%	93.81%
Net Commissions	115,206	136,137	131,145	(15.37)%	3.81%
Other net revenues	18,476	16,759	17,505	10.25%	(4.26)%
Total Operating Income	393,156	367,351	377,875	7.02%	(2.79)%
Operating expenses	189,922	238,432	215,880	(20.35)%	10.45%
Non-operating income (expense)	600	(8,748)	22,278	(106.86)%	(139.27)%
Income before income taxes	203,834	120,171	184,273	69.62%	(34.79)%
Income tax expense	(54,547)	(23,446)	(36,897)	132.65%	(36.46)%
Segment profit	149,287	96,725	147,376	54.34%	(34.37)%
Segment assets	7,093,621	7,756,293	8,526,531	(8.54)%	(9.03)%

In 2010, profit for Banking El Salvador increased 54% to COP 149 billion.

Net interest income decreased 8.1% to COP 362 billion, due the contraction of the loan portfolio. During 2010, margins expanded from 5.3% to 5.8% but that expansion was not enough to offset the contraction of the loan portfolio. This contraction was caused by a weak economy in El Salvador. Nevertheless deposits did not contract and their cost remained stable. The decision of maintaining the amount of deposits instead of reducing them was a measure designed to enhance the Bank’s ability to grow the loan book when credit demand picks up again.

Net provision charges decreased 43% to COP 103 billion, in line with an improvement in the credit quality of the loan portfolio. In banking operations in El Salvador, we maintained strict discipline in credit standards in order to prevent any significant deterioration of the loan book due to weak economic performance. Allowances for bad loan losses as a percentage of past due loans at the end of 2010 was 100% and past due loans as a percentage of gross loans was 4.84% for Banking El Salvador.

Operating expenses decreased 20% to COP 190 billion, due to a reduction in administrative and personnel expenses aimed at achieving higher efficiency, which deteriorated in 2009.

Non-operating income also presented a positive change, as it generated a profit of COP 0.6 billion compared with a term of COP 8.748 billion in 2009. This variation is explained by the impact of the conversion of USD to COP which appreciated during 2009.

Assets attributable to Banking El Salvador decreased 8.5% during the year, mainly driven by the contraction of 3.4% in the loan book of Banco Agricola.

In 2009, profit for Banking El Salvador decreased 34.4% to COP 97 billion. Net interest income grew 22.4% to COP 394 billion despite the asset contraction of 9% during the year; this was possible due to a smaller increase in cost of deposits as compared to the increase of interest revenues. Credit quality and increased risk of deterioration of loans, forced the Bank to increase provisions by 93.8% in order maintain an adequate allowance and this resulted in a reduction of operating income of 2.8%. Operating expenses grew 10.4% due to increases in labor costs and other administrative expenses. Non operating income presented a loss of COP 8.9 billion due to the effect of converting dollar-denominated assets into Colombian pesos and the depreciation of the USD versus the COP.

Leasing: This segment provides financial and operational leases, including cross-border and international leasing services to clients in Colombia, Central America, Mexico and Brazil. Bancolombia offers these services mainly through the following Subsidiaries: Leasing Bancolombia S.A., Renting Colombia S.A., Renting Perú S.A.C., Leasing Peru S.A., Tempo Rent a Car S.A. and Capital Investment Safi S.A,

	Year ended December 31,
	2010	2009	2008	Change 2010-2009	Change 2009-2008
	(COP in million)
Net Interest Income	443,574	432,472	428,817	2.57%	0.85%
Net provisions	(48,262)	(96,419)	(85,898)	(49.95)%	12.25%
Net Commissions	4,895	597	5,951	719.93%	(89.97)%
Other net revenues	53,799	46,197	17,278	16.46%	167.37%
Total Operating Income	454,006	382,847	366,148	18.59%	4.56%
Operating expenses	213,433	183,597	171,832	16.25%	6.85%
Non-operating income (expense)	(7,032)	(5,345)	(3,479)	31.56%	53.64%
Income before income taxes	233,541	193,905	190,837	20.44%	1.61%
Income tax expense	(47,208)	(43,348)	(35,729)	8.90%	21.32%
Segment profit	186,333	150,557	155,108	23.76%	(2.93)%
Segment assets	8,345,821	7,341,863	6,939,220	13.67%	5.8%

In 2010, profit for Leasing increased 24% to COP 186 billion.

Net interest income increased 2.6% to COP 444 billion. Demand for leasing products was weak during the year and grew less than demand for credit products.

Net provision charges decreased 50% to COP 48 billion, due to  better credit quality and high provision charges that the company made in previous years. Allowances for bad loan losses ,as a percentage of gross loans, was 220% and past due loans as a percentage of gross loans was 2.04% at  end of 2010, up from144% and 3.14% respectively at the end of 2009.

Operating expenses increased 16.3% to COP 213 billion, due to increased labor costs and administrative expenses, derived from the integration of Leasing Bancolombia and Renting Bancolombia and the commencement of operations in Perú.

Assets attributable to Leasing grew 13.7% to COP 8,346 billion, mainly driven by the reduction of provisions and recoveries that almost completely offset provisions.

In 2009, profit for the Leasing segment decreased 2.9% to COP 151 billion. Net interest income increased 0.9% during the year due to a slowdown in demand for leasing products and a compression in margins and higher provision charges. Most of the leasing products are demanded by SMEs and large corporations that had excess installed capacity during 2009 and therefore did not require expanding their plants or acquiring new machinery. Net provision expenses increased 12.2% to COP 96 billion due to a higher deterioration of the leasing book, in part because of a slow economy that reduced demand for SMEs’ output. Operating expenses grew 6.8% due to increased labor cost, expenses associated with IT systems and expansion of leasing activities in Peru.

Trust: This segment provides trust services and asset management to clients in Colombia and Peru through Fiduciaria Bancolombia and Fiduciaria GBC S.A. The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

	Year ended December 31,
	2010	2009	2008	Change 2010-2009	Change 2009-2008
	(COP in million)
Net Interest Income	16,933	17,225	14,483	(1.70)%	18.93%
Net provisions	(394)	(2,364)	(948)	(83.33)%	149.37%
Net Commissions	144,786	153,731	88,584	(5.82)%	73.54%
Other net revenues	874	3,391	2,533	(74.23)%	33.87%
Total Operating Income	162,199	171,983	104,652	(5.69)%	64.34%
Operating expenses	53,805	44,808	36,635	20.08%	22.31%
Non-operating income (expense)	(742)	1,088	(2,189)	(168.20)%	(149.70)%
Income before income taxes	107,652	128,263	65,828	(16.07)%	94.85%
Income tax expense	(34,660)	(44,333)	(24,420)	(21.82)%	81.54%
Segment profit	72,992	83,930	41,408	(13.03)%	102.69%
Segment assets	272,797	256,195	206,186	6.48%	24.25%
In 2010, profit for the Trust segment decreased 13% to COP 73 billion.

Net interest income decreased 1.7% to COP 17 billion, due to the contraction of the net interest margin. Commissions fell 5.8% due to a slowdown in corporate and government trust-related fees in the first half of the year. Operating expenses grew 20% to COP 54 billion due to increases in labor and administrative expenses related to consulting fees associated with the implementation of new products and services.

Assets attributable to the Trust segment grew 6% during the year to COP 273 billion, mainly driven by the growth in the investment securities portfolio of Fiduciaria Bancolombia.

In 2009, profit for the Trust segment increased 102.7% to COP 84 billion. Net commissions, which are the main revenue generator, increased 73.5% as assets under management also increased. Mutual fund assets that were managed by the Brokerage segment were transferred to the Trust segment, with the corresponding transfer of revenues. Other revenues increased 33.9% as fees derived from consortiums and joint ventures in trust activities increased. Net Interest Income also improved due to increased returns on investments. Operating expenses increased 22.3% to COP 45 billion, primarily as a result of the increased cost of managing more assets.

Investment Banking: This segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversion Bancolombia S.A. Its customers include private and publicly-held corporations as well as government institutions.

	Year ended December 31,
	2010	2009	2008	Change 2010-2009	Change 2009-2008
	(COP in million)
Net Interest Income	10,303	17,438	7,159	(40.92)%	143.58%
Net provisions	1,168	(1,236)	7,227	(194.50)%	(117.10)%
Net Commissions	31,913	14,934	13,719	113.69%	8.86%
Other net revenues	94,743	31,618	55,682	199.65%	(43.22)%
Total Operating Income	138,127	62,754	83,787	120.11%	(25.10)%
Operating expenses	16,673	15,926	11,963	4.69%	33.13%
Non-operating income (expense)	133	2,258	546	(94.11)%	313.55%
Income before income taxes	121,587	49,086	72,370	147.70%	(32.17)%
Income tax expense	(18,632)	(5,460)	(1,347)	241.25%	305.35%
Segment profit	102,955	43,626	71,023	135.99%	(38.57)%
Segment assets	427,967	398,267	369,867	7.46%	7.68%

In 2010, profit for the Investment Banking segment increased 136% to COP 103 billion.

Net interest income decreased 40.9% to COP 10 billion, due to the contraction of the loan portfolio and margins; offset partially by a recovery of provisions that mitigated the impact of lower interest income. Net commissions grew 113.7% to COP 32 billion, led by fees generated by corporate finance advisory services and capital markets related fees. Corporate bond issuance was robust in Colombia in 2010 and Banca de Inversion Bancolombia participated in deals worth COP 2.5 trillion.

Other revenues almost doubled to COP 95 billion due to gains of COP 34 billion from sale of stakes in companies, especially in the first half of the year.

Operating expenses grew 4.7% to COP 17 billion, due to increased labor costs, which grew in line with inflation.

Assets attributable to Investment Banking grew 7.5% during the year to COP 428 billion, mainly driven by the growth in the investment portfolio.

In 2009, profit for the Investment Banking segment decreased 38.6% to COP 44 billion. Net interest income increased 143.6% to COP 17 billion as the securities portfolio recovered the value lost in 2008. Commissions from advisory services grew 8.9%, driven by higher fees from a larger number of M&A and project finance mandates in the year. Other net revenues decreased by COP 24 billion, reflecting the absence of one-time capital gains on investments that were sold in 2008.

Brokerage: This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A., Valores Bancolombia Panama S.A. and Suvalor Panamá Fondos de Inversión. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

	Year ended December 31,
	2010	2009	2008	Change 2010-2009	Change 2009-2008
	(COP in million)
Net Interest Income	28,102	58,129	34,308	(51.66)%	69.43%
Net provisions	(208)	(152)	(183)	36.91%	(16.84)%
Net Commissions	52,711	48,927	56,796	7.73%	(13.86)%
Other net revenues	4,581	2,177	6,616	110.43%	(67.09)%
Total Operating Income	85,186	109,081	97,537	(21.91)%	11.84%
Operating expenses	86,699	81,679	71,304	6.15%	14.55%
Non-operating income (expense)	15,206	(1,582)	2,507	(1061.10)%	(163.10)%
Income before income taxes	13,693	25,820	28,740	(46.97)%	(10.16)%
Income tax expense	(1,245)	(8,371)	(9,283)	(85.13)%	(9.82)%
Segment profit	12,448	17,449	19,457	(28.66)%	(10.32)%
Segment assets	851,844	1,129,222	884,800	(24.56)%	27.62%

In 2010, profit for the Brokerage segment decreased 28.7% to COP 12 billion.

Net interest income decreased 51.7% to COP 28 billion, due a reduction in gains on securities.

Net commissions increased 7.7% to COP 53 billion, as increased trading activity in 2010 generated more fees and revenues from third-party portfolios, as assets under management, grew 93% to COP 1,500 billion.

Operating expenses increased 6.1% to COP 87 billion, due to labor cost increases and higher IT expenditures.

Assets attributable to the Brokerage segment decreased 24.6% during the year, mainly driven by a decrease in active positions in market activities. There was also a decrease in positions in market making activities in the liability side of the balance sheet.

In 2009, profit for the Brokerage segment decreased 10.3% to COP 44 billion. Net interest income grew 69.4% due to gains on securities held by Valores Bancolombia S.A. Commissions decreased 13.9% to COP 49 billion during the year due to lower trading activities and to the transfer of assets under management and associated commission revenues to the Trust segment. Operating expenses increased 14.6% due to greater labor and administrative cost.

Off Shore: This segment provides a complete line of offshore banking services to Colombian and Salvadorian customers through Bancolombia Panamá S.A., Bancolombia Cayman, Bancolombia Puerto Rico International Inc. and Banco Agrícola (Panama) S.A. It offers loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these Subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

The performance of Bancolombia Panamá, which has a significant weight in this segment, refers only to the results reported by Bancolombia Panamá’s offshore commercial banking activities and does not consolidate the results of Banco Agrícola, which are reflected in the results for the segment Banking El Salvador.

	Year ended December 31,
	2010	2009	2008	Change 2010-2009	Change 2009-2008
	(COP in million)
Net Interest Income	108,114	96,131	34,096	12.47%	181.94%
Net provisions	(19,754)	(8,358)	(13,104)	136.35%	(36.22)%
Net Commissions	12,432	10,595	10,093	17.34%	4.97%
Other net revenues	87,081	35,486	18,048	145.40%	96.62%
Total Operating Income	187,873	133,854	49,133	40.36%	172.43%
Operating expenses	66,811	84,208	74,501	(20.66)%	13.03%
Non-operating income (expense)	(3,279)	(1,286)	3,578	154.98%	(135.94)%
Income before income taxes	117,783	48,360	(21,790)	143.55%	(321.94)%
Income tax expense	-	-	-	N/A	N/A
Segment profit/(loss)	117,783	48,360	(21,790)	143.55%	(321.94)%
Segment assets	6,068,344	6,362,171	6,939,710	(4.62)%	(8.32)%

In 2010, profit for the Off Shore segment increased 144% to COP 118 billion

Net interest income increased 12.5% to COP 108 billion, despite the asset contraction of 4,6% during the year; this was possible due to a smaller increase in cost of deposits as compared to the increase of interest revenues.

Net provision charges increased 136.3% to COP 20 billion, due to greater deterioration in the loan portfolio.

Other net revenues grew 145% to COP 87 billion, mostly due to an increase in dividends received from.Banagrícola (part of the Banking El Salvador segment). These dividends were increased because the capital in Banagrícola was higher than required due to slow demand in credit in El Salvador. These dividends are eliminated in the consolidation process that generates the consolidated financial statements.

Operating expenses decreased 20.7% to COP 67 billion, due to lower amortization charges of the goodwill created with the purchase of Banagrícola, which was reflected in Bancolombia Panamá. The 6% appreciation of the COP against the U.S. dollar during 2010 had the effect of decreasing the pace of amortization of goodwill when measured in COP.

Assets attributable to the Off Shore segment decreased 4.6% during the year, mainly driven by the contraction of the loan and investment securities portfolio.

The jurisdictions where operations of the Off Shore segment are conducted have no corporate income taxes.

In 2009, profit for the Off Shore segment was COP 48 billion, increasing from a loss of COP 22 billion in 2008. Net interest income increased by 181.9% to COP 96 billion, because of higher spreads on loans and small increases in interest expenses. Net provisions decreased by 36.2% due to better credit quality of the loan portfolio and recoveries of provisions with respect to loans that were prepaid during the year. Other revenues also had a positive trend as it reached COP 35 billion, up 96.6% from 2008, explained mainly by penalties received from pre-payments of loans. Operating expenses increased by 13%, due to higher labor costs

Pension and Insurance: This segment provides pension plan administration and insurance services to individuals and companies in El Salvador through Crecer S.A., Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A.

	Year ended December 31,
	2010	2009	2008	Change 2010-2009	Change 2009-2008
	(COP in million)
Net Interest Income	4,046	7,109	5,454	(43.09)%	30.34%
Net provisions	593	3,258	(1,364)	(81.80)%	(338.86)%
Net Commissions	89,969	96,676	84,386	(6.94)%	14.56%
Other net revenues	(14,887)	(17,391)	(2,418)	(14.40)%	619.23%
Total Operating Income	79,721	89,652	86,058	(11.08)%	4.18%
Operating expenses	31,115	38,278	36,895	(18.71)%	3.75%
Non-operating income (expense)	1,752	(236)	6,852	(842.37)%	(103.44)%
Income before income taxes	50,358	51,138	56,015	(1.53)%	(8.71)%
Income tax expense	(11,557)	(13,395)	(11,713)	(13.72)%	14.36%
Segment profit	38,801	37,743	44,302	2.80%	(14.81)%
Segment assets	229,156	242,226	275,493	(5.40)%	(12.08)%

In 2010, profit for the Pension and Insurance segment increased 2.8% to COP 39 billion.

Net commissions, which are the main revenue generators, decreased 6.9% to COP 90 billion, due the contraction of assets under management as employment in El Salvador suffered with the slowdown in economic activity , individuals contributed less to pension plans and purchased fewer insurance policies. As a result, operating income also decreased 11.1% during the year.

Operating expenses decreased 18.7% to COP 31 billion due to lower administrative and labor expenses.

Assets attributable to Pension and Insurance decreased 5.4% during the year, mainly driven by the contraction of the investment portfolio.

In 2009, profit for the Pension and Insurance segment decreased 14.8% to COP 38 billion. Net commissions grew 14,6% to COP 97 billion as assets under management recovered from the crisis of 2008 and more policies were issued. Operating Expenses increased 3.7%, in line with expected increments in labor cost and other administrative expenses.

All other: This includes results from particular investment vehicles of Bancolombia: Valores Simesa, Inmobiliaria Bancol, Todo 1 Colombia S.A., Inversiones CFNS, CFNS Infraestructura S.A.S, Sinesa, Sinesa Holding, Future Net, Vivayco S.A.S., Banagrícola, Inversiones Financieras Banco Agrícola, Banco Agrícola Panamá and others.

	Year ended December 31,
	2010	2009	2008	Change 2010-2009	Change 2009-2008
	(COP in million)
Net Interest Income	680	(1,694)	9,763	(140.14)%	(117.35)%
Net provisions	(181)	1,437	8,129	(112.60)%	(82.32)%
Net Commissions	840	1,920	907	(56.25)%	111.69%
Other net revenues	100,036	148,526	29,821	(32.65)%	398.06%
Total Operating Income	101,375	150,189	48,620	(32.50)%	208.90%
Operating expenses	25,343	28,493	32,968	(11.06)%	(13.57)%
Non-operating income (expense)	19,814	13,960	16,977	41.93%	(17.77)%
Income before income taxes	95,846	135,656	32,629	(29.35)%	315.75%
Income tax expense	(5,856)	(7,490)	(5,756)	(21.82)%	30.13%
Segment profit	89,990	128,166	26,873	(29.79)%	376.93%
Segment assets	1,529,612	1,502,366	1,532,178	1.81%	(1.95)%

In 2010, profit for All Other decreased 29.8% to COP 89 billion.

Other revenue, which is the most significant revenue line decreased 32.6% to COP 100 billion. The reduction is explained by lower dividends received by the companies that compose the segment.

Operating expenses decreased 11.1% to COP 25 billion, due to  lower amortization charges.

Assets attributable to All Other grew only 1.8% during the year, since no significant changes happened in the group of companies.

In 2009, profit for All Other increased 376.9% to COP 128 billion. The businesses grouped together in this classification are very diverse, nevertheless the main source of revenue are dividends and capital gains from sales of assets and divestitures which increased and impacted the line Other net revenues in 2009 due to dividends received by Banagricola and Banco Agricola Panamá.

B.	LIQUIDITY AND CAPITAL RESOURCES

B.1.	LIQUIDITY AND FUNDING

Market Scenario

Macroeconomic policies established by Colombia’s Central Bank impact directly the liquidity levels of the financial system. During 2010, the Central Bank continued with an expansive monetary policy and maintained its reference rate in minimum historical levels. However, the liquidity levels of the system were lower as compared to last year due to the better performance of the economy and the increase in credit demand. The Bank liquidity levels were adequate and within both the internal and regulatory limits.

Liquidity Management

The Asset and Liability Management Committee (“ALCO”) defines the main policies of liquidity and funding in accordance with the Bank’s desired balance sheet structure.

The Bank uses a variety of funding sources to generate liquidity taking into consideration market conditions, interest rates, liquidity needs and the desired maturity profile of funding instruments. Consequently, policies are designed to achieve an optimal match between asset and liability profiles regarding maturities, interest rates and currency exposure.

One of the Bank’s main strategies is to maintain a solid liquidity position., ALCO has established a minimum amount of liquid assets, calculated in relative terms to the total assets, in order to guarantee the proper operation of banking activities such as lending and withdrawals of deposits, protect capital and take advantage of market opportunities. ALCO has delegated the short-term liquidity assessment task to a smaller committee called the Liquidity Committee, which revises strategies and policies regarding liquidity. In addition, the Bank has defined a contingency liquidity plan that allows the organization to raise funds under stressed market scenarios. This contingency plan is tested on a continuous basis to guarantee its viability.

Liquid Assets consist of cash, cash equivalents, and securities admitted by the Central Bank to engage in repurchase agreements.  The securities that comprise liquid assets are reviewed by ALCO in light of the Bank’s liquidity objective; these investments are not constituted for trading and they must follow the investment policy defined by ALCO. Part of these securities are issued by the Colombian central government, others are issued by other Colombian government institutions and are mandatory investments.Securities issued by some foreign govermments are also taken into account as part of liquid assets.

The Bank measures liquid assets on a daily basis and compares this result with an objective target of minimum requirements defined by ALCO. A liquid assets has policy been established under which daily liquid assets must be equal to or higher than this target. Inthe event the limit is not reached there is a 5-day period in which to increase liquidity levels.

The Superintendency of Finance requires each financial entity to have liquid assets greater than the contractual liquidity accumulative one week GAP. This contractual GAP includes the maturity of assets and liabilities of the current positions and does not include projections of future operations. The loan portfolio is affected by historical default and prepayment indicators. The maturity of deposits is modeled according to the regulation.

All of Bancolombia’s local subsidiaries met this regulatory limit throughout the year.

During 2010, the Bank maintained a solid liquidity position; however it was lower as compared to 2009. The ratio of net loans to deposits (including borrowings from development banks) was 100% at the end of 2010, up from 88% at the end of 2009. The increase of the ratio is explained partly by a change in the Bank’s funding structure; as Bancolombia issued ordinary notes in Colombian and international markets and obtained additional funding from international banks. Short term funding was also increased as the Bank wanted to take advantage of the low interest rates in Colombian and international markets.

The following table sets forth checking, time deposits and saving deposits as a percentage of the Bank’s total liabilities for the years 2010, 2009 and 2008:

	2010	2009	2008
Checking deposits	15.9%	15.0%	13.1%
Time deposits	25.4%	33.5%	33.6%
Saving deposits	30.1%	27.6%	25.1%

The Bank’s principal sources of funding are short-term deposits which are primarily composed of time deposits, checking accounts and savings accounts. The funding structure in 2010 changed, as the proportion of saving deposits increased while that of time deposits decreased. This change was due in part to our strategy of managing additional financial costs that would be incurred by the Bank starting 2011 due to the application in 2011 of a transactional tax on time deposits that would affect short-term deposits most. Prior to 2011, Bancolombia (unconsolidated), Leasing Bancolombia, Banca de Inversion Bancolombia and Fiduciaria Bancolombia were not subject to this tax as part of the fiscal stability regime discussed above, which expired at the end of 2010. Furthermore, a change in tax regulation, effective January 1, 2011, regarding financial transactions in Colombia had a positive effect in the growth of savings accounts as clients migrated liquid resources from fiduciaries and brokers to savings accounts ahead of the change in regulation. Deposits as a percentage of the Bank’s total liabilities in 2010 were 71.4%, decreasing from 76.1% at the end of 2009. This change is explained by the issuance of long-term debt which increased total liabilities.

The Bank experienced deposit growth during 2010 as total deposits reached COP 43,538 billion, an increase of COP 1,390 billon as compared to 2009. Deposits represented 64% of assets at the end of 2010, down from 68% at the end of 2009.

As of December 31, 2010, the Bank’s liabilities reached COP 60,148 billion, increasing 9.7 % as compared to the end of 2009. Liabilities denominated in pesos, which represent 73% of total liabilities (74% at the end of 2009), increased 8.5% as compared to the end of 2009, while deposits denominated in U.S. dollars totaled COP 16,208 billion, increasing 13.2% as compared to the end of 2009.

The Bank also had total outstanding borrowings from domestic development banks of COP 2,551 billion at the end of 2010. These borrowings represent a good quality source of funding provided by governmental entities in order to promote lending activities within specific sectors of the Colombian economy. This funding source is fully matched with related loans in terms of maturity and interest rates.

In addition to the main sources of funding described above, the Bank uses: (i) its debt securities portfolio as a source of short-term liquidity by engaging in repurchase agreements transactions, overnight-loan funds and the Central Bank’s funds and (ii) the issuance of bonds on a regular basis to reduce the maturity mismatch between assets and liabilities, reducing the liquidity risk. During 2010 the Bank obtained funds from an issuance of ordinary notes with an aggregate principal amount of COP 1,225 billion in a public offering in Colombia Additionally, on July 27, 2010, Bancolombia issued subordinated ordinary notes (with maturity of 10 years) with an aggregate principal amount of US$620 million in the United States and international markets. As of December 31, 2010, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 5,718 billion.

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

The following table sets forth the components of the Bank’s liabilities for the years 2010, 2009 and 2008:

As of December 31,
	2010		% of total funding	2009		% of total funding	2008		% of total funding
(COP million, except percentages)
Checking deposits
Peso-denominated	COP	7,275,904	12.1%	COP	5,840,450	10.7%	COP	5,365,391	9.6%
U.S. dollar-denominated		2,280,029	3.8%		2,384,498	4.3%		1,935,659	3.5%
Total		9,555,933	15.9%		8,224,948	15.0%		7,301,050	13.1%
Time deposits
Peso-denominated		9,215,754	15.3%		11,940,626	21.8%		11,804,875	21.3%
U.S. dollar-denominated		6,054,517	10.1%		6,390,862	11.7%		6,847,863	12.3%
Total		15,270,271	25.4%		18,331,488	33.5%		18,652,738	33.6%
Savings deposits
Peso-denominated		15,794,026	26.3%		12,999,375	23.7%		11,928,822	21.4%
U.S. dollar-denominated		2,266,843	3.8%		2,144,406	3.9%		2,068,248	3.7%
Total		18,060,869	30.1%		15,143,781	27.6%		13,997,070	25.1%
Other deposits
Peso-denominated		507,002	0.8%		329,693	0.6%		272,755	0.5%
U.S. dollar-denominated		144,892	0.2%		119,420	0.2%		160,787	0.3%
Total		651,894	1.0%		449,113	0.8%		433,542	0.8%
Interbank Borrowings
Peso-denominated		-	0.0%		-	0.0%		-	0.0%
U.S. dollar-denominated		2,698,941	4.5%		1,152,918	2.1%		2,077,291	3.7%
Total		2,698,941	4.5%		1,152,918	2.1%		2,077,291	3.7%
Repurchase agreement and interbank funds
Peso-denominated		1,784,060	3.0%		1,280,796	2.3%		1,646,924	3.0%
U.S. dollar-denominated		174,786	0.3%		61,405	0.1%		917,284	1.6%
Total		1,958,846	3.3%		1,342,201	2.4%		2,564,208	4.6%
Domestic development banks Borrowings and other(1)
Peso-denominated		2,479,778	4.1%		2,672,752	4.9%		3,210,780	5.8%
U.S. dollar-denominated		71,868	0.1%		213,480	0.4%		659,854	1.2%
Total		2,551,646	4.2%		2,886,232	5.3%		3,870,634	7.0%
Bank acceptances outstanding and derivatives
Peso-denominated		911,353	1.5%		-	0.0%		-	0.0%
U.S. dollar-denominated		(265,979)	(0.4)%		47,609	0.1%		56,935	0.1%
Total		645,374	1.1%		47,609	0.1%		56,935	0.1%
Long term debt
Peso-denominated		3,332,068	5.5%		2,699,565	4.9%		1,957,310	3.5%
U.S. dollar-denominated		2,386,308	4.0%		1,474,057	2.7%		1,686,176	3.0%
Total		5,718,376	9.5%		4,173,622	7.6%		3,643,486	6.5%

As of December 31,
	2010		% of total funding	2009		% of total funding	2008		% of total funding
(COP million, except percentages)
Other liabilities
Peso-denominated		2,639,857	4.4%		2,749,575	5.0%		2,672,406	4.8%
U.S. dollar-denominated		396,009	0.6%		330,049	0.6%		396,874	0.7%
Total		3,035,866	5.0%		3,079,624	5.6%		3,069,280	5.5%

Total funding
Peso-denominated		43,939,802	73.0%		40,512,832	73.9%		38,859,263	69.9%
Dollar-denominated		16,208,214	27.0%		14,318,704	26.1%		16,806,971	30.1%
Total liabilities	COP	60,148,016	100.0%	COP	54,831,536	100.0%	COP	55,666,234	100.0%

(1)	Includes borrowings from commercial banks and other non-financial entities.

Consolidated Statement of Cash Flows

Cash flows for the Bank include net cash used in operating activities, net cash used in investing activities and net cash provided by financing activities. The following table shows those flows for the years ended December 31, 2010, 2009 and 2008:

	2010		2009		2008
			(COP million)
Operating activities	COP	(3,066,491)	COP	5,721,087	COP	(402,768)
Investing activities		(1,093,268)		(1,027,548)		(949,537)
Financing activities		3,047,868		(2,818,255)		1,636,871
Net (decrease) increase in cash and cash equivalents	COP	(1,111,891)	COP	1,875,284	COP	284,566

Cash flows in 2010 were significantly different from those observed in 2009 and 2008.

During 2010, the Bank reported a negative net cash flow that decreased the stock of cash and equivalents by COP 1,112 billion. This result is explained by COP 3,047 billion cash provided by financing activities, offset by COP 1,093 billion and COP 3,066 billion used in investing activities and operating activities respectively.

Operating Activities

Cash was used in 2010 in operating activities; growth in the loan portfolio of COP 7,843 billion was the principal use of these resources. The primary sources of cash for operating activities were deposits that increased by 2,008 billion and trading investments that decreased by COP 1,080 billion.

The loan portfolio used cash in 2008 and 2010 in similar amounts COP 6,534 billion and COP 7,843 billion respectively. In 2009, economic growth slowed; credit demand was low, the loan portfolio stayed stable decreasing COP 766 billion, liquidity was accumulated.

Deposits have been a source of liquidity during the last three years since the Bank funds an important part of its loan portfolio with these resources. In 2008, deposits increased by COP 4,966 billion; loan portfolio growth was mainly financed by deposits. In 2009, deposits increased by COP 2,695 billion, liquidity levels were high throughout the year; this liquidity was used in 2010.

Trading investment securities in 2008 and 2009 used liquidity by COP 546 billion and COP 219 billion respectively. During 2010, there was a significant change, as COP 1,081 billion securities were sold and resources were used to fund growth in the loan portfolio.

Investing Activities

Investing activities also used cash in 2010; purchase of property plant and equipment increased by COP 546 billion, held to maturity debt securities increased by COP 435 billion and the technological renewal program used COP 101 billion.

Held to maturity debt securities have used liquidity during 2010, 2009, and 2008 in similar amounts; COP 435 billion, COP 649 billion and COP 518 billion respectively. The bank classifies part of its investments as held to maturity in order to manage interest rate risk, a portion of them are mandatory investments required by the Superintendency of  Finance.

Net purchase of property plant and equipment includes operating leases which is part of the loan portfolio. In 2010, the increase was COP 546 billion; increase in operating leases explains 49% of this growth. In 2009, this value was lower, COP 203 billion, 92% of which corresponded to operating leases. In 2008, the increase was COP 712 billion; 42% of which corresponded to operating leases.

The Bank has investments related to the technological renewal program. During 2010, 2009 and 2008, the Bank invested COP 101 billion, COP 92 billion and COP 30 billion, respectively, in its technological renewal program.

Financing Activities

Financing activities provided cash during 2010; overnight funding and interbank lending increased by COP 1,896 billion, placement of long term debts increased by COP 1,654 billion. Cash was used in paying dividends to stock holders; COP 502 Billion.

In 2008 and 2010, overnight and interbank borrowing increased by COP 1,463 billion and COP 1,896 billion respectively due to the high credit demand. In 2009, the use of these funds decreased by 3,003 billion due to the high liquidity.

Structural funding is important to manage liquidity and interest rate risk; long term debt is part of the Bank’s funding structure. During 2010, 2009 and 2008, the bank issued long term debt of COP 1,654 billion, COP 676 billion and 621 billion respectively.  Long term debt is issued in dollars and pesos to finance growth in both currencies.

Payments of dividends to stockholders in 2010, 2009 and 2008, were COP 502 billion, COP 492 billion and COP 448 billion respectively.

Capital Position

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity amounted to COP 7,947 billion at the end of 2010, up 13% as compared to COP 7,033 billion in stockholders’ equity at the end of 2009. This increase is the net effect of paying out dividends, generating earnings during the year 2010 and all the other transactions that directly affect the stockholders’ equity.

In addition, on a consolidated basis, the Bank’s capital adequacy ratio was 14.7% as of December 31, 2010, higher than the 13.2% at the end of 2009 and the 11.2% as of December 31, 2008. The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the Superintendency of Finance by 567 basis points. The basic capital ratio (tier 1) was 10.32% and the tangible capital ratio, which is equal to stockholders’ equity minus goodwill and intangible assets divided by tangible assets, was 10.26% at the end of 2010. For a full description of our capital adequacy requirements please see “Item 4. History and development of the company – B. Business Overview – B.7 – Supervision and Regulation”.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS	As of December 31,
Consolidated (COP million)	2010	%	2009	%	2008	%
Basic capital (Tier I)	6,343,769	10.32	5,726,319	10.40	4,971,755	8.95
Additional capital (Tier II)	2,673,679	4.35	1,559,977	2.83	1,273,869	2.29
Technical capital(1)	9,017,449		7,286,296		6,245,624
Risk weighted assets included market risk	61,449,661		55,084,655		55,542,485
CAPITAL ADEQUACY(2)	14.67%		13.23%		11.24%

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk weighted assets.

B.2.	FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

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

The Bank monitors treasury division activities through policies regarding management of liquidity, market, legal, credit and operational risks.  Such policies are monitored by the Vice President of Risk Management. In order to be able to control market and liquidity risks, the Bank sets limits intended to keep its exposure levels and losses within certain ranges determined by the Bank’s board of directors. The Bank’s investment policies do not include restrictions regarding the maturity of the securities held in the portfolio, except those related to the liquidity portfolio, but do include a target (weighted average) duration for the entire portfolio.

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

B.3.	COMMITMENT FOR CAPITAL EXPENDITURES

See “Item 4. Information on the Company – A. History and Development of the Company – Capital Expenditures and Divestitures”.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.	TREND INFORMATION

During the first half of 2010, the Bank’s net interest income was pressured by decreasing interest margins and the contraction of the loan portfolio in line with the  trend experienced in 2009. During the second half of the year, net interest income remained stable as interest rates and margins also remained stable and credit volumes increased as demand grew. In addition, credit cost in 2010 was lower, as provision charges were below their historical relative level. Future levels of loan volumes, interest margins and credit cost will be key drivers of the Bank’s performance. The following is a brief discussion of recent trends with regard to those three elements.

Loan Volume Performance

Gross loans and financial leases (i.e, before allowance for loans and financial lease losses) increased 16% during 2010. Credit growth was slow during the first half of the year, mainly because large companies in Colombia did not require expanding their facilities due to excess installed capacity and some were prepaying some loans. Government spending during the 2010 presidential pre-electoral season was restricted and some projects were delayed, which negatively impacted economic growth and credit demand in the first six months of the year.

During the second half of the year, economic activity in Colombia improved and consumer confidence increased. As a result, demand in mortgages and consumer loans picked up vigorously and commercial loans started growing again. By the end of the year, commercial loans grew 19%, consumer loans grew 19%, small business loans grew 26%, leasing grew 7% and mortgages (including securitized mortgages) increased 11%, in each case from the level at the end of 2009.

Economic growth in El Salvador was slow in 2010 and Banco Agricola’s loan book contracted as there was lower demand from corporate and individuals; this generated a lagging effect in the Grupo Bancolombia’s overall book.

USD denominated loans grew 26% during 2010. This reflected the recovery of international trade as the world economy improved and there was greater demand from companies with revenues in USD. Corporations in Colombia and off shore financing, particularly in Central America, led the demand for this type of loan. Nevertheless, this growth was offset by the USD depreciation versus the COP.

Debt issuances by Colombian companies were COP 13,796 billion in 2010 (up 1% from COP 13,694 billion in 2009), and non-financial firms issued about COP 4,900 billion (down 26% from COP 6,630 billion in 2009). Although during 2009 the Bank suffered the impact of corporations obtaining resources from local capital markets instead of taking loans, in 2010 the impact was lesser due to the higher demand for resources and the competitive interest rates offered by banks. Mid size companies and SMEs demanded more credit and that allowed the Bank to grow its loan portfolio.

Credit demand is expected to be strong in 2011 as the economy in Colombia continues to grow, and individuals and corporations demand consumer and commercial loans; and as the economy in El Salvador recovers from the crisis of 2008 - 2010.

Net Interest Margins

The majority of the Bank’s loan book has a variable rate (60% of loans have a maturity of more than a year and variable rates) and the re-pricing pace of our assets tends to be faster than that of our liabilities. Consequently, the interest rate cuts in Colombia during the first quarter of 2010 had an effect on the Bank’s net interest margins, as they shrank from 6.7% in the fourth quarter of 2009 to 5.9% in the fourth quarter of 2010.

The bank’s strategy during the year was to defend the net interest margin by changing the mix of deposits and increasing the proportion of demand deposits (savings and checking accounts) which are less expensive than time deposits.

Ample liquidity, a more favorable deposit mix (one with a greater proportion of demand deposits) and a potential increase in interest rates in the economy point toward stability in interest margins in 2011.

Credit Cost

 For the year 2010, the cost of credit was 1.2% of average loans, lower than the 2.6% experienced in 2009 and the 2.8% in 2008 This lower level of credit cost was driven by lower net charge-offs in our loan portfolio and lower reserve additions across all credit segments, reflecting the better economic activity and stronger labor markets.

A better economic outlook and signs of improvement in asset quality point towards a more positive scenario for asset quality and provision burden in 2011.

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

At December 31 2010,2009 and 2008, outstanding letters of credit and bank guarantees issued by Bancolombia totaled COP 3,198,143  million, COP 3,094,924 million and COP 3,524,631 million, respectively.

The table below summarizes at December 31, 2010 and 2009 all of the Bank’s guarantees where the Bank is the guarantor.  The total amount outstanding represents maximum potential amount (notional amounts) that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses.

 Commissions received from these arrangements amounted to COP 23,250, COP 15,280 and COP 10,895 for 2010, 2009 and 2008 respectively.  (For commitments to originate loans see F. Tabular disclosure of contractual obligations, for unused credit lines see Item 18. Note 17 Interbank Borrowings.

	Expire within one year At December 31,		Expire after one year At December 31,		Total amount outstanding At December 31,		Maximum potential amount of future losses At December 31,
	2010	2009	2010	2009	2010	2009	2010	2009
	COP millions
Financial standby letters of credit	1,146,617	1,280,104	540,354	323,997	1,686,971	1,604,101	1,686,971	1,604,101
Bank guarantees	1,111,606	1,047,549	399,566	443,274	1,511,172	1,490,823	1,511,172	1,490,823
Total (COP)	2,258,223	2,327,653	939,920	767,271	3,198,143	3,094,924	3,198,143	3,094,924

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows the Bank’s contractual obligations as of December 31, 2010:

Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(COP millions)
Long-term debt obligations	COP	5,817,459	COP	845,997	COP	1,201,792	COP	542,610	COP	3,227,060
Time deposits		15,426,539		13,390,962		1,200,455		189,474		645,647
Commitments to originate loans		1,926,117		1,926,117		-		-		-
Commitments of repurchase of investments		-		-		-		-		-
Employee benefit plans		220,633		63,857		38,908		37,302		80,567
Borrowings from domestic development banks		2,551,646		303,780		746,668		642,915		858,283
Total	COP	25,942,394	COP	16,530,713	COP	3,187,823	COP	1,412,301	COP	4,811,557

The amounts shown in the table include interest costs on debt. The Bank does not have any uncertain positions to report.

G.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following are considered critical accounting policies, given their significant impact on the financial condition and operating performance of the Bank. This information should be read together with Note 2. Summary of significant accounting policies of the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER COLOMBIAN GAAP

Evaluation of loan portfolio risk and determination of allowances for loan losses: Under Colombian GAAP, the Bank currently evaluates loan portfolio risk according to the rules issued by the Colombian Superintendency of Finance, which establishes qualitative and quantitative standards for assigning a risk category to individual assets. The qualitative analysis includes the evaluation of “potential weaknesses”, “deficiencies” or “serious deficiencies” based on the existence and magnitude of specific factors, according to the judgment of management. For the quantitative evaluation, the Bank first determines whether the loan has become due and then classifies the loan according to the number of days past due.

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

Contingent Liabilities:

The Bank is subject to contingent liabilities, including judicial, regulatory and arbitration proceedings and tax and other claims arising from the conduct of the Bank’s business activities. Under Colombian GAAP, allowances are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote.  Contingencies are partially provisioned and are recorded when all the information available indicates that it is probable that the Bank will be required to make disbursements in the future for events that happened before the balance sheet date and the amounts may be reasonably estimated. The Bank engages internal and external experts (lawyers and actuaries) in assessing probability and in estimating any amounts involved.

Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved. Changes in these assessments can lead to changes in recorded allowances.

The Bank considers the estimates used to determine the allowance for contingent liabilities to be “critical accounting estimates” because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment, which will not necessarily coincide with the future outcome of the proceedings.

Pension Plan: Under Colombian GAAP, the Bank applies the provisions of Decree 4565 of 2010, which requires a distribution of charges to amortize the actuarial calculation by 2029. The distribution is calculated by taking the percentage amortized up to December 2009 and annually adding the minimum percentages needed to complete amortization by 2029.  Under the Bank’s non-contributory unfunded defined benefit pension plan, benefits are based on length of service and level of compensation.

The Bank considers that the accounting estimates related to its pension plan are “critical accounting estimates” because the determination of the contributions to the plan involves judgments and assumptions made by the actuaries related to future macroeconomic and employee demographic factors, among others, which will not necessarily coincide with the future outcome of such factors.

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

Goodwill Recognized Upon Business Combinations: The Bank tests goodwill recognized upon business combinations for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit. Fair value is determined by management by reference to market value, if available, or by pricing models or with the assistance of a qualified evaluator. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.

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

Under Colombian GAAP, financial entities have to register amortization of goodwill.  According to the guidelines issued by Superintendency of Finance, the goodwill should be amortized using the exponential method, however, others methods which provide a better association between the revenues and expenses are permitted.  Since January, 2008, the straight-line method has been used to amortize goodwill, since the Bank considers this method to provide a better association between the revenues and expenses corresponding to this investment. Under Colombian GAAP the Bank performs impairment test using discounted cash flow technique.

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

As of December 31, 2010, the Bank’s assets that were fair-valued using discounted cash flow techniques amounted to COP 3,583 billion and mainly included bonds and notes issued by the Colombian government or its entities and corporate debt securities.

As of December 31, 2010, derivative financial instruments were not recognized based on quoted prices and as a consequence, valuation techniques such as discounted cash flows, Black-Scholes and similar methodologies were performed to measure the estimated fair value, using where possible current market-based or independently sourced market parameters, such as interest rates, currency rates and forward curves based on transactions.

The estimated fair value of instruments based upon internally developed valuation techniques could vary if other valuation methods or assumptions were used.

As of December 31, 2010, our financial derivatives that were fair-valued using discounted cash flows and Black-Scholes techniques amounted net to COP 118 billion and mainly included market rate and interest rate swaps and forwards.

For the Bank’s derivative financial instruments that have optionality, the relevant option model is used. For a further discussion on the effect of a change in interest rates and foreign exchange rates on the Bank’s portfolio see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Securitizations: The Bank has securitized both performing and non-performing mortgage loans which, according to Colombian GAAP, have been accounted for as sales, and, as such, said loans have been removed from the Bank’s balance sheet.

As of 2009 (effective date), when External Circular 047 of 2008 was issued, assets subject to portfolio securitizations could be derecognized as firm transfers or disposals providing the following conditions were fulfilled:

●	Assets assigned to securitizations must be transferred exclusively to securitization firms in order to set up Special-Purpose Vehicles (SPVs).

●
In the case of securitizations carried out by securitization firms or directly by credit establishments, the disposal of the corresponding assets must be carried out by separating the equity value of the securitized assets and creating the corresponding SPV.

●	The disposal or transfer of securitized assets must not be subject to any type of express or implicit cancellation clause or provision.

●	In transferring or disposing of these securitized assets, the total benefits and risks inherent or accruing from such assets must also have been totally transferred.

●	Under no circumstance shall the originator conserve discretionary rights to dispose of, control, limit, encumber, substitute, reacquire or use the assets thus transferred or disposed of.

Also, this new regulation provided that in cases where the transferor retains a positive residual interest, it may record as an investment the fair value of the residual interest subject to the conditions defined for this purpose in the applicable rules and regulations of the issue in question, with a balancing entry in the investment valuation income account. This value must be updated at least every year, on the anniversary of the date on which the SPV was set up and in any case on the closing date of the fiscal period in question. As a result of the above, the Bank has recognized retained interest as held to maturity debt securities in the amount of COP 19,699 and COP 57,358 as of December 31, 2010 and 2009 respectively.

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

With regard to state taxes, Bancolombia is subject to Colombian tax legislation. In the case of its companies based in El Salvador, it must also calculate the corresponding taxes according to Salvadorian tax legislation.

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

Valuation of the deferred tax asset is considered to be a critical accounting estimate, because it requires determinations involving estimates of profits and future taxable incomes that are inherently uncertain and can be affected by changes in economic conditions and other factors, including future changes in law. The valuation allowance has been determined based on estimations of taxable income and the application of current fiscal laws.

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

In addition, if necessary, a specific allowance for loan losses is established for non-impaired individual loans, based on regular reviews of individual loans, recent loss experience, credit scores, the risk characteristics of the various classifications of loans and other factors directly influencing the potential collectability and affecting the quality of the loan portfolio.

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

A one-percent decrease in the expected cash flows could result in an impairment of the portfolio of approximately COP 9,554 million. These sensitivity analyses do not represent management’s expectations of the decline in risk ratings or the increases in loss rates, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. The Bank believes the risk ratings and loss severities currently in use are appropriate and represent management’s expectations about the credit risk inherent in its loan portfolio.

The Bank considers accounting estimates related to provisions for loans and advances “critical accounting estimates” because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between the Bank’s estimated losses (as reflected in the provisions) and actual losses would require the Bank to take provisions which, if significantly different, could have a material impact on its future financial condition and results of operations. The Bank’s assumptions about estimated losses are based on past performance, past customer behavior, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.

Pension Plan: Under U.S. GAAP, actuarial valuation of its pension plan is performed annually using the projected unit credit method in accordance with ASC 715 Compensation-Retirement Benefits and prepared using actuarial, economic and demographic assumptions about future events.

The Bank considers the accounting estimates related to its pension plan to be “critical accounting estimates” because the determination of the contributions to the plan involves judgments and assumptions made by the actuaries related to the future macroeconomic and employee demographic factors, among others, which will not necessarily coincide with the future outcome of such factors.

Recognition and Measurement of Intangibles Recognized Upon Business Combinations: Under U.S. GAAP, the Bank accounts for acquired businesses using the acquisition purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the acquisition method requires certain estimates and assumptions, especially concerning the determination of fair values of the acquired intangible assets and property, plant and equipment, as well as the liabilities assumed at the date of the acquisition.

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

Goodwill and Intangibles Recognised Upon Business Combinations: Under U.S. GAAP, for business acquisitions occurred before January 1, 2009, goodwill was measured as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed.  Since January 1, 2009 goodwill has been measured as the excess of the sum of the consideration transferred, the fair value of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. The Bank tests goodwill recognized upon business combinations for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. A reporting unit is defined as an operating segment or one level below an operating segment; which is a business component that earns revenues and incurs expenses, whose operating results are regularly reviewed by management to assess performance and allocate resources. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit. Fair value is determined by management by reference to market value, if available, by pricing models, or with the assistance of a qualified evaluator. Determination of fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the reporting unit; estimation of the fair value of reporting units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

The amount of goodwill allocated to the reporting unit and the key assumptions used by management in determining the fair value are:

Reporting segments	Reporting Unit	Goodwill 2010		Valuation Methodology	Key Assumptions	Discount Rate (real)	Growth rate (real)

Banking El Salvador	Banco Agrícola	COP	568.058	Cash flow	10 years plan	10.0%	1.25%
Banking Colombia	Bancolombia Tuya and Factoring(1)		428,040	Cash flow	10 years plan	12.5%	5.2%
Leasing	Leasing Bancolombia		54,238	Cash flow	10 years plan	12.5%	0%
Pension and Insurance	AFP Crecer and Aseguradora Suiza		50,890	Cash flow	10 years plan	10.0% -11.7%	0%
Trust	Fiduciaria Bancolombia		2,493	Cash flow	10 years plan	12.5%	5.2%
Investments	Banca de Inversión		132,273	Cash flow	10 years plan	12.5%	5.2%
Brokerage	Valores Bancolombia		43,722	Cash flow	10 years plan	12.5%	5.2%
Off Shore	Bancolombia Puerto Rico		31,534	Cash flow	10 years plan	12.5%	5.2%
All Other Segments	Inversiones CFNS	COP	1,330	Cash flow	10 years plan	12.5%	5.2%

(1)
In 2009, the Bank has performed the impairment test of Factoring Bancolombia’s  goodwill and concluded there was an impairment. The impairment loss has been recorded to the extent of carrying amount of the goodwill. There are no reporting units close to failing the first step of the impairment test performed during 2010.

The changes in the organizational structure in 2010 resulted in the creation of new reporting segments. As a result, the Bank identified new reporting units as required under ASC 350, Intangibles— Goodwill and Other. Goodwill affected by the reorganization has been reassigned from seven reporting units to nine. There are no reporting units close to failing the first step of the impairment test performed during 2010.

The long-term growth rates have been based on respective country GDP rates adjusted for inflation. The risk discount rates are based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium.

The most significant amounts of goodwill and intangibles relate to the Conavi/Corfinsura Merger in 2005 (allocated to Bancolombia, Tuya and Factoring Reporting Unit) and the acquisition of Banagrícola in 2007. The valuation models used to determine the fair value of these companies and the intangibles are sensitive to changes in the assumptions. Significant adverse changes in discount rate or growth rate could lead the Bank to record a goodwill or intangible impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different assumptions and estimates could be used which would lead to different results.

Recognition and Measurement of Financial Instruments at Fair Value:

Effective January 1, 2008, for U.S. GAAP purposes, the Bank adopted ASC 820 – Fair Value Measurements and Disclosures. As a result, the Bank has made amendments to the techniques used in measuring the fair value in order to include considerations about credit risk, as described below.

The Bank holds debt and equity securities, derivatives, assets-backed securities, loans, short-term borrowings and long term-debt, to meet clients’ needs and to manage liquidity needs and market risk.

a.	Overall Valuation Methodology

When available, the Bank generally uses quoted market prices to determine fair value, and classifies such items within Level 1 of the fair value hierarchy established under ASC 820. Where available, the Bank may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to that being valued.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities. Financial instruments valued in this manner are classified within level 2 of the fair-value hierarchy under ASC 820.

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

As of December 31, 2010, a hundred basis points increase in our own credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in a reduction of the associated adjustment of approximately COP 1,059 in 2010. On the other hand, a hundred basis points increase in the counterparty credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in an increase of the associated adjustment of approximately COP 7,883 in 2010. These sensitivity analyses do not represent management’s expectations of the changes in the counterparties’ credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

c.	Loans

The Bank is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair-value measurements in accordance with U.S. GAAP.  Loans are generally not recorded at fair value on a recurring basis. Periodically, the Bank records nonrecurring adjustments for including certain impairment amounts for collateral-dependent loans calculated in accordance with ASC 450 Contingencies when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. Estimates of fair value used for collateral supporting loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. Loans subject to nonrecurring fair value measurement were COP 266,503 millions at December 31, 2010 classified as Level 3. Changes in fair value recognized for loan impairment reserves on loans held by the Bank on December 31, 2010 represented impairment losses for COP 91,814 millions for the year ended December 31, 2010.

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

The Bank has determined that unrealized losses on investments as of December 31, 2010 are temporary in nature because it does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost.

The substantial majority of the investments in an unrealized loss position for 12 months or more are primarily securities issued by Titularizadora Colombiana, denominated in Unidad de Valor Real (the “Real Value Unit” or “UVR”). Unrealized losses may decline as interest rates fall below the purchased yield and as the securities approach maturity. Since the Bank does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost, which could be maturity, the unrealized loss is considered temporary.

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

Securitizations:

Before 2010, if the SPE activities were sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the trust was not consolidated by the seller of the transferred assets. Additionally, under ASC 810 Consolidation, if trusts other than QSPEs met the definition of a variable interest entity (VIE), the Bank evaluated whether the bank were the primary beneficiary of the trust and, if so, consolidate it. For U.S. GAAP purposes, since the activities of some vehicles ware not sufficiently restricted to meet certain accounting requirements in order to be considered a QSPE, these vehicles were deemed variable interest entities in accordance with ASC 810 and therefore, in those cases where the Bank holds the majority of the residual interests in these vehicles, the Bank concluded to be the primary beneficiary, as the party that expects to absorb the majority of the expected losses of such vehicles.

Under U.S. GAAP, beginning 2010 the Bank adopted the new standard stablished in FAS 166 (ASC 810) “Accounting for transfers of financial assets”. Under the new standard, there are two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under U.S. GAAP, resulting in the transferred assets being removed from the Bank’s consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in our consolidated balance sheet. The second key determination to be made is whether the securitization vehicle must be consolidated and included in our consolidated balance sheet or whether such securitization vehicle is sufficiently independent that it does not need to be consolidated. This change in accounting principle did not have a material effect to the Bank notes US GAAP.

Under ASC 810 Consolidation, if trusts other than SPEs meet the definition of a variable interest entity (VIE), we must evaluate whether we are the primary beneficiary of the trust and, if so, must consolidate it. In those cases where the Bank holds the majority of the residual interests in these vehicles, the Bank concluded to be the primary beneficiary, as the party that receive benefits or absorb losses that could potentially be significant to the VIE.

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

The table below presents the assets and liabilities of vehicles used to securitize the Bank’s loans, which have been consolidated on the Banks’s balance sheet at December 31, 2010, and the Bank’s allowance for loan losses resulting from its involvement with consolidated vehicles used to securitize the Bank’s loans as of December 31, 2010.

The allowance for loan losses represents management’s estimate of probable losses inherent in this portfolio, as of December 31:

	2010		2009
Assets	COP	3,957,769	COP	2,696,829
Liabilities		2,244,528		1,428,353
Allowance for loans losses	COP	162,443	COP	130,121

H.	RECENT U.S. GAAP PRONOUNCEMENTS

In April 2011, FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”, to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance requires for creditors to evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications and restructurings being considered troubled debt restructurings. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor’s guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. As a result of applying these amendments, the Bank expects that it may include additional U.S. GAAP disclosures with respect to future periods. Management is currently evaluating the impact the ASU 2011-02 would have on the Bank‘s financial statement and U.S.GAAP disclosures.

In January 2011, FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in ASU  2010-20”, to temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU 2010-20 for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. Under the existing effective date in ASU 2010-20, the Bank would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010. In April 2011, FASB issuad ASU 2011-02, “A creditor’s of whether a restructuring is a troubled debt restructuring”. According to ASU 2011-02, the amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption ad de disclosures deferred by ASU 2010-01 are effective for periods beginning after June 15, 2011. Management is currently evaluating the impact the ASU 2011-01 would have on the Bank‘s financial statement and U.S.GAAP disclosures.

In December 2010, the FASB issued ASU 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations”, to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. Paragraph 805-10-50-2(h) requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2010.

In December 2010, the FASB issued ASU 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. Under Topic ASC 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). The amendments in this Update affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in this Update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Bank has taken into account the amendments introduced by this Update during the annual goodwill impairment test for reporting period ending on December 31, 2010.

In August 2010, the FASB issued ASU 2010-22 to amend various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics related to: form of condensed financial statements, debt issue costs in conjunction with a business combination, business combinations prior to an initial public offering, accounting for divestiture of a subsidiary and other topics. The proposed amendments do not include an effective date, applications must be considered after publication. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank.

In August 2010, the FASB issued ASU 2010-21 to amend various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The proposed amendments do not include an effective date, applications must be considered after publication. The Bank does not expect any significant effect in its U.S. GAAP disclosures and financial information.

In July 2010, the FASB issued ASU 2010-20, to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class of financing receivable certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.

In February 2010, the FASB issued ASU 2010-10, to defer the effective date of the amendments to the consolidation requirements made by FASB Statement 167 (ASC 810-10) to a reporting entity’s interest in certain types of entities and clarify other aspects of the Statement 167 amendments. The ASU also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the ASU also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest. FASB Statement 167 was adopted on January 1, 2010.

In January 2010, the FASB issued ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, the ASU amended guidance on employers’ disclosures about post retirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU was effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In December 2009, the FASB issued ASU 2009-17, which codifies Statement 167 and revises the former guidance under Interpretation 46(R). The amendments in ASU 2009-17 replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affects the entity’s economic performance, and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. The ASU also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. It is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. The Bank does not expect any significant effect in its U.S. GAAP disclosures and financial information.

In June 2009, the FASB issued FASB Statement No. 166, Accounting for Transfers of Financial Assets -an amendment of FASB Statement No. 140 (“SFAS 166”), amending the guidance on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. The Bank adopted this new guidance on January 1, 2010 and is applying it prospectively.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (ASC 810). This standard represents a significant change to the previous accounting rules in that it: (1) eliminates the scope exception for qualifying special-purpose entities; (2) changes the consolidation model to one based on power and economics; (3) requires a company to continually reassess whether it should consolidate an entity; (4) requires an assessment of whether an entity is subject to the standard due to a troubled debt restructuring, and (5) requires extensive new disclosures. The Bank adopted this new guidance on January 1, 2010.

Recent Colombian GAAP Pronouncements:

As explain in Note 21 Accrued expenses, during 2010 the Colombian government established a new equity tax for 2011, which is payable in 8 semi-annually installments during the next four years. Under U.S. GAAP, this equity tax will be recorded in the year 2010 Statement of Operations for its present value amounting to COP 446,052.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

As of April 20, 2011, the following persons acted as directors and senior management of the Bank:

Directors

David Emilio Bojanini García was born in 1956. He has been the Chief Executive Officer of Grupo de Inversiones Suramericana S.A. since September 2006 and was the CEO of Administradora de Fondos de Pensiones y Cesantías “Protección S.A.” from 1991 to September 2006. Before that time, he was Actuarial Manager in Suramericana de Seguros S.A. Currently he is a member of the board of directors of Bancolombia, Grupo  Inversiones Nacional de Chocolates, Inversiones Argos S.A. and  Suramericana S.A.He is also part of the l Board of Directors of  Proantioquia  and the Privy Council for Competitiveness. He is a member of the Consejo Empresarial de América Latina – CEAL (Business Council for Latin America) as well as a member of the board of directors the Empresarios por la Educación Foundation, El Cinco Foundation and Mi Sangre Foundation, among others.

José Alberto Vélez Cadavid was born in 1950. He has been the President of Inversiones Argos S.A. since August 2003 and of Cementos Argos S.A. since December 2005. He has held several management positions at Suramericana de Seguros S.A. since 1984, including Vice President of Marketing and Sales, Vice President of Investments, Vice President of Enterprise Development and President of Inversura S.A. and Suramericana de Seguros S.A. Currently Mr. Vélez Cadavid is also a member of the board of directors of Suramericana de Inversiones S.A., Grupo Nacional de Chocolates S.A. and Calcetines Crystal S.A.

Carlos Enrique Piedrahita Arocha was born in 1954.  He has been President of Compañía Nacional de Chocolates S.A. since 2000 and President of Grupo Nacional de Chocolates S.A. (formerly Inversiones Nacional de Chocolates S.A.) since 2003.  He was President of Corfinsura from 1993 to 2000, Vice President of Finance of Compañía Suramericana de Seguros S.A. from 1989 to 1993, Vice President of Personal Banking of Banco Industrial Colombiano from 1986 to 1989, National Manager of Credit Cards of Banco Industrial Colombiano from 1984 to 1986 and General Manager of Suleasing S.A. from 1981 to 1984. Mr. Piedrahita Arocha is a member of the board of directors of Suramericana de Inversiones S.A., Consejo Empresario de America Latina -CEAL and Inversiones Argos S.A. He is also a member of the board of directors of the following not-for-profit organizations:  Hospital San Vicente de Paúl, Proantioquia and Consejo Privado de Competitividad.

Gonzalo Alberto Pérez Rojas was born in 1958. He is the President of Inversura S.A. He has held different management positions at Compañía Suramericana de Seguros since 1981, such as Vice President of Corporate Businesses and Vice President of Insurance and Capitalization. Mr. Pérez Rojas is also a member of the board of directors of Suramericana Panamá, Fasecolda (Federación de Aseguradores Colombianos), Colombiana de Inversiones S.A., Fundación Suramericana,  Grupo Nacional de Chocolates S.A. and Fundación Grupo Nacional de Chocolates.

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

Alejandro Gaviria Uribe was born in 1965. Since 2004, he has been a professor and researcher at Universidad de los Andes (Bogota, Colombia) and a columnist for the weekly publication “El Espectador”. Previously, he was the Sub-director of the National Planning Department from 2002 to 2004 and the Sub-director of Fedesarrollo from 2000 to 2002. He was an associate researcher for Fedesarrollo from 2000 to 2001, a researcher for the Inter-American Development Bank (ABD) from 1998 to 2000 and the Head of the National Planning Department of Colombia from 1993 to 1994. He has also held positions as economist in the Federación Nacional de Cafeteros and civil engineer for Suramericana de Seguros S.A. Currently he is a member of the board of directors Isagen S.A. E.S.P. He is also currently the economics dean at Universidad de los Andes.

Rafael Martinez Villegas was born in 1942. He holds a degree in Business Administration from EAFIT University in Medellin, and a Master’s degree in Science in Accounting from Texas Tech University. He had previously held positions as an auditor at the firm of Peat Marwick, Mitchell & Co, General Manager of Prebel, President of Inversiones Aliadas S.A. and Corporación Financiera Aliadas S.A. He also has been a member of the board of directors of Prebel S.A., Productos Familia S.A., Enka de Colombia S.A, Corporación Financiera Suramericana S.A and Orquesta Filarmónica de Medellín, among others. He is now dedicated to his own business.

For additional information regarding the Bank’s board of directors and its functions please see “Item 10. Additional Information – B. Memorandum and Articles of Association – Board of Directors.”

Senior Management

Carlos Raúl Yepes Jimenez was born in 1964. He has been the President of Bancolombia since February, 2011 and was previously a member of its board of directors for five years. Mr. Yepes was Corporate Vice President of Cementos Argos S.A. from 2003 to 2011, Legal Director of Bancolombia from 1994 to 2003 and also Legal Director of CI Unión de Bananeros de Urabá (“Uniban”) from 1991 to 1994.

Mr. Yepes holds a degree in law from Universidad Pontificia Bolivariana and a degree in Business Law from Universidad Externado de Colombia.

Sergio Restrepo Isaza was born in 1961. He has been Executive Vice President of Corporate Development of Bancolombia since the Conavi/Corfinsura merger was completed on July 30, 2005. Previously, he had been President (CEO) of Corfinsura since 2004 and held various managerial positions at Corfinsura such as Vice President of Investment Banking from 1996 to 2004, Vice President of Investment and International Affairs from 1993 to 1996, and before that, Assistant to the CEO, Regional Manager, International Sub-manager and Project Director. Mr. Restrepo Isaza holds a B.A. degree from Universidad EAFIT and a Master of Science in Management degree from Stanford University.

Juan Carlos Mora Uribe was born in 1965. He has been  Risk Management Vice President of Bancolombia between July  2005 and March 2011 when he was designated as Technology and Innova Vice President. He served as the Vice President of Operations of Corfinsura since 2003 and held various positions within the corporation such as Corporate Finance Manager from 1995 to 2003, account executive from 1992 to 1995 and credit analyst from 1991 to 1992. Mr. Mora Uribe holds a B.A. degree from Universidad EAFIT and an M.B.A. degree from Babson College.

Santiago Pérez Moreno was born in 1955.  He has been the Vice President of Personal and SMEs Banking since 1989, and has held different managerial positions at Bancolombia since 1981, such as Personal Banking Manager for the Bogota Region, International Commerce Manager for the Bogota Region and assistant for the Vice Presidency of International Commerce. Mr. Pérez Moreno holds an Industrial Economics degree from Universidad de los Andes and an M.B.A. from IESE in Barcelona.

Jaime Alberto Velásquez Botero was born in 1960.  He has been the Vice President of Finance of Bancolombia since 1997. Mr Velasquez holds an economic degree from Universiad de Antioquia. From 1989 through 1997, he held several managerial positions in the Economic Department and Investor Relations Department of the Bank. Previously, he worked at C.I. Banacol from 1987 to 1989. Mr. Velásquez Botero holds an Economics Degree from Universidad de Antioquia.

Mauricio Rosillo Rojas was born in 1969. He has been the Legal Vice President of Bancolombia since December 2008. Mr. Rosillo Rojas holds a law degree from Pontificia Universidad Javeriana, obtained a post graduate degree in financial law from Universidad de Los Andes, and a Master’s degree in commercial and economic law from the University of Georgia. Mr. Rosillo Rojas has held several positions in the public and private sectors including secretary general of Fedeleasing, Interim Colombian Superintendent of Banking Cooperatives (“Superintendente de Economia Solidaria (encargado)”), director of financial regulation of the Colombian Ministry of Finance, supervisor of the securities market of the Colombian Stock Exchange and president of Autoregulador del Mercado de Valores, a Colombian self-regulatory organization.

Olga Botero Peláez was born in 1963. She has been the Vice President of Technology of Bancolombia since October 2006.  She has held different positions in companies including Hewlett Packard, Suramericana de Seguros S.A., Mecosoft and Orbitel.  During her seven years at Orbitel, she held several positions, including Marketing Operations Manager, Customer Services Manager and National Sales Manager.  She has also been a professor at universities including Universidad EAFIT, Universidad Javeriana and Universidad de la Sabana. Mrs. Botero Peláez is an engineer and has both a bachelor’s degree and a Master’s degree in Computer Science from Iowa State University. Mrs. Botero will retire from the Bank effective April 30, 2011.

Gonzalo Toro Bridge was born in 1960. He has been Vice President of Corporate Banking of Bancolombia since 2003.  From 1988 to 1994, he was the Assistant of the Vice Presidency of Corporate and International Banking and from 1994 to 2003 he was the Vice President of Corporate and International Banking. Mr. Toro Bridge holds a B.A. degree from Universidad EAFIT and a certificate of attendance from the Advanced Management Program for overseas bankers of the University of Pennsylvania.

Augusto Restrepo Gómez was born in 1962. He has been Administrative Vice President of Bancolombia between August 2017 and 2011 when he was designated as Vice President of Humand Resources.   Mr. Restrepo Gómez has worked in Bancolombia for 27 years holding several positions at different departments of Bancolombia such as analyst, sub-manager, chief of department and regional manager.  Most recently he was the Administratve Vice President of Bancolombia.  He is also member of the board of directors of ACH Colombia S.A., Multienlace S.A., Todo 1 Colombia S.A. and Redeban Multicolor S.A. Mr. Restrepo Gómez holds a B.A. degree from the Universidad Cooperativa de Colombia, and obtained a post graduate degree in Marketing from Universidad EAFIT. His post-graduate education also includes among others, courses in Advanced Management from Universidad de los Andes and Universidad de la Sabana.

Luis Fernando Montoya Cusso was born in 1954. He has been the Vice President of Operations since 1998.  Since 1983, he has occupied several positions at Bancolombia, including Manager of Cúcuta Region from 1983 to 1985, Northern Region from 1986 to 1991, Bogota Region from 1991 to 1993, and Operations Manager. Mr. Montoya Cusso holds a B.A. degree from Universidad EAFIT.

Luis Fernando Muñoz Serna was born in 1956. He has been the Vice President of Mortgage Banking since the Conavi/Corfinsura merger that was completed on July 30, 2005.  He joined Conavi in 1989 as Regional Manager for Bogota, holding various positions at Conavi such as Vice President of Business Development and Vice President of Corporate Banking since 1994. Previously, Mr. Muñoz Serna worked as Branch Manager for the main office of BIC in Bogota from 1983 to 1989 and Branch Manager for the main office of Banco Real de Colombia in Bogota from April to October 1989. Mr. Muñoz Serna holds an industrial engineering degree from Pontificia Universidad Javeriana.

Luis Arturo Penagos Londoño was born in 1950. He has been Vice President of Internal Audit between  January  2006 and April 2011 when he was designated as interim Administrative Vice President.  He had previously been the Internal Auditor of Conavi since 1993 and the Compliance Officer since 1996.  He was the CEO of El Mundo newspaper from 1990 to 1991 and the external auditor of Uniban S.A. from 1980 to 1983.  He also worked as audit assistant to Coltejer S.A. from 1977 to 1990 and was the Dean of the B.A. Department of Universidad EAFIT from 1983 to 1993. Mr. Penagos Londoño is a CPA from Universidad de Antioquia.  He holds an MBA degree, a specialization diploma in Systems Audit from Universidad EAFIT and a specialization diploma in Money Laundering prevention from Salamanca University.

Carlos Alberto Rodriguez López was born in 1967. He has been the Vice President of Treasury since March of 2008. Among other positions, he has been Director of the Market Transactions Department of the Central Bank, General Director of Public Credit and National Treasury, Vice President of Market Development of the Colombian Stock Exchange, and Chief Financial officer (CFO) at Interconexion Electrica S.A. (ISA).  He has also been a professor at Universidad de los Andes. Mr. Rodriguez Lopez holds undergraduate and post-graduate degrees in economics from Universidad de los Andes and an MBA from Insead (France).

Carmenza Henao Tisnes was born in 1960. She was appointed Interim Vice President of Internal Audit in April 2011. Mrs Henao previously worked in Bancolombia for 28 years holding several positions at different departments of Bancolombia such as analyst and manager of audit technology.  Most recently she was the Audit National Manager of Bancolombia Banches. She has also been a professor at universities including Universidad EAFIT, Universidad Pontificia Bolivariana, Universidad de Medellin and Universidad San Buenaventura. Mrs. Henao Tisnes is a system engineer and specialized in Finance at Universidad Eafit.

Rodrigo Prieto Uribe was born in 1973. He was appointed Interim Risk Management Vice President of Bancolombia in March 2011. Mr Prieto worked in Bancolombia for 12 years holding several positions at different departments of Bancolombia such as analyst, manager of risk administration, planning manager and manager of Capital allocation and risk quantification. Most recently he was the director of planning and projects. He has also been a professor at universities including Universidad EAFIT, Escuela de Ingenieria de Antioquia and Universidad de los Andes. Mr Prieto Uribe is a civil engineer and has a Master’s degree in Economics from Universidad de los Andes and a Master’s degree in  Finance Instituto Tecnológico y de Estudios Superiores de Monterrey.

There are no family relationships between the directors and senior management of Bancolombia listed above.

No arrangements or understandings have been made by major stockholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

During 2010 the Bank paid each director a fee of COP 3 million per month for sitting on the Board, and another fee of COP 3 million for attending each session of the committees. The members of the Board of Directors who belong to other advisory committees were paid additional monthly fees ranging from COP 3 million to COP 15.0 million.

The directors received no other compensation or benefits.There is no stock option plan for directors.  Consistent with Colombian law, the Bank does not make public information regarding the compensation of the Bank’s individual officers. The Bank’s stockholders may request that information during the period preceding the annual general stockholders’ meeting.  The aggregate amount of remuneration paid by the Bank and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2010 was COP 46.33 billion.

The board of directors approves the salary increases for vice presidents and authorizes the CEO to readjust the salary of the remaining employees.

The Bank has established an incentive compensation plan that awards bonuses semi-annually to its management employees.  In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of the Bank and its executives’ achievement of their individual goals. The Bank’s variable compensation has deferred elements and depending on the amount awarded, the bonuses are payable in cash and as a combination of cash, a right to receive in three years an amount in cash determined with reference to the value of the  Bank’s stocks and an entitlement to a share in a pool of unvested bonuses.  The pool of unvested bonuses is an account of preliminary bonuses, payable once it is established that the results that are the basis of such bonuses have been sustained over time and were not the result of a particular, extraordinary transaction that does not reflect better performance, according to guidelines designed by the Bank. Such elements are solely paid when certain future profits are obtained. .This incentive compensation plan is not in the form of stock options.

 The Bank paid a total of COP 971.17 billion for salaries of personnel employed directly by the Bank and senior management of its affiliates.  The sum of COP 31.17 billion that was paid for the incentive compensation plan was included in the total amount.

As of December 31, 2010, the Bank had provisioned the 90.54% of actuarial obligation corresponding to retirement pensions payable by the Bank, which amounted to COP 112.59 billion. Decree 4565 of 2010 established the year 2029 as the deadline for amortization.

C.	BOARD PRACTICES

At the stockholders’ meeting held on March 1, 2011 the stockholders of the Bank elected Rafael Martinez Villegas to serve as an independent member of the Board of Directors.

The Board of Directors is composed of the following members for the April 2011-March 2013 period:

Name	First Elected to the Board	Term Expires
David Bojanini García	2006	2011
José Alberto Vélez Cadavid	1996	2011
Carlos Enrique Piedrahita Arocha	1994(1)	2011
Gonzalo Alberto Pérez Rojas	2004(2)	2011
Ricardo Sierra Moreno	1996(3)	2011
Alejandro Gaviria Uribe	2005	2011
Rafael Martinez Villegas	2010	2011

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

Name	Period Served
President
Carlos Raúl Yepes Jimenez	Since 2011

Vice Presidents
Sergio Restrepo Isaza	Since 2005
Jaime Alberto Velásquez Botero	Since 1997
Juan Carlos Mora Uribe	Since 2005
Mauricio Rosillo Rojas	Since 2008
Santiago Pérez Moreno	Since 1989
Gonzalo Toro Bridge	Since 1998
Luis Fernando Muñoz Serna	Since 2005
Olga Botero Peláez	Since 2007
Luis Arturo Penagos Londoño	Since 2006
Augusto Restrepo Gómez	Since 2007
Luis Fernando Montoya Cusso	Since 1998
Carlos Alberto Rodríguez López	Since 2008
Rodrigo Prieto Uribe (Interim)	Since 2011
Carmenza Henao Tisnes (Interim)	Since 2011

Neither the Bank nor its Subsidiaries have any service contracts with the Bank’s directors providing for benefits upon termination of employment.

For further information about the Bank’s corporate governance practices please see “Item 16. Reserved – 16.B. Corporate Governance and Code of Ethics”.

Audit Committee

In accordance with the Colombian regulation the Bank has an audit committee whose main purpose is to support the Bank’s board of directors in supervising the effectiveness of the Bank’s internal controls. The committee consists of three independent directors, one of whom must be a financial expert, who are elected by the board of directors for a period of two years.

The audit committee is composed of Mr. Alejandro Gaviria Uribe, Mr. Rafael Martinez Villegas, and Mr. Ricardo Sierra Moreno.

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

Designation, Compensation and Development Committee

The board of directors of the Bank has established a designation, compensation and development committee whose members are elected by the board of directors. There are no defined expiration terms.

The main function of this committee is to determine hiring, compensation and development policies of the Bank’s executive officers. The committee also supervises the goals established in the compensation programs and recommends the adoption of new remuneration programs for the Bank’s executive officers.

The duties of the Designation, Compensation and Development Committee are: (i) setting the administration policies regarding the selection, evaluation, compensation, and development processes for senior management; (ii) determining the goals for senior management; (iii) proposing objective criteria under which the Bank hires senior management and designs succession plans; (iv) evaluating the performance of senior management and (v) issuing recommendations for the board of directors of the Bank concerning appointments and compensation of the President and senior management.

The members of the Designation, Compensation and Development committee are Ricardo Sierra Moreno, Carlos Enrique Piedrahita Arocha, David Bojanini Garcia and Jose Alberto Velez Cadavid.

D.	EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

As of December 31	Total number of employees employed by Bancolombia and its consolidated Subsidiaries	Number of employees employed by Bancolombia and Bancolombia Miami Agency
2010	22,992	16,209
2009	21,201	14,583
2008	19,728	13,479

As of December 31, 2010, Bancolombia and its consolidated subsidiaries had 22.992 employees of which 16.209 were employed directly by the Bank.  Of the 16.209 employees directly contracted by the Bank, 11,115 are operations personnel and 5.076 are management employees. Of the 16.209 employees, approximately 24.83% are located in the Bogota Region, 13.07% in the South Region, 16.4% in the Antioquia Region, 24.83% in the Medellin headquarters, 11.07% in the Central Region, 9.69% in the Caribbean Region and 0.11% in the Miami Agency.  During 2010, the Bank employed an average of 300 employees per month through temporary personnel service companies.

Of the employees directly employed by Bancolombia, approximately 11.06% are part of a labor union called Sintrabancol, 8.89% are members of an industry union called Uneb, and 0.37% belong to an industry labor union called Sintraenfi. A collective bargaining agreement was reached with Uneb and Sintrabancol in October, 2008.  The agreement has been in effect since November 1, 2008 and is set to expire on October 31, 2011. This agreement applies to approximately 11,115 employees regardless of whether they are members of a union.

With the execution of the Agreement, Bancolombia and its labor unions continue to work on the consolidation of long-term labor relationships based on mutual trust and respect.

E.	SHARE OWNERSHIP

The following directors and managers owned common shares in Bancolombia as of November 30, 2010: Ricardo Sierra Moreno, Gonzalo Alberto Pérez Rojas, Sergio Restrepo Isaza, Olga Botero Peláez, Carlos Alberto Rodríguez López and Gonzalo Toro Bridge. None of their shareholdings, individually or in the aggregate, exceeded 1% of Bancolombia’s outstanding common shares.

The following managers owned preferred shares in Bancolombia as of November 30, 2010: Sergio Restrepo Isaza, and Luis Santiago Pérez Moreno. None of their shareholdings exceeds 1% of Bancolombia’s outstanding preferred shares.

As of December 31, 2010, there were no outstanding options to acquire any of Bancolombia’s outstanding common shares or preferred shares.

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of March 31, 2011. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

Name	Common Shares	Preferred Shares	% Ownership of Common Shares(1)	% Ownership Of Preferred Shares(1)	% Ownership of Total Shares(1)
Grupo de Inversiones Suramericana S.A (2)	229,079,037	208,326	44.94%	0.07%	29.10%
Inversiones Argos S.A.(3)	48,587,837	-	9.53%	0.00%	6.17%
ADR Program	-	154,040,444	0.00%	56.39%	19.55%
Fondo de Pensiones Obligatorias Protección S.A.	9,832,860	25,991,038	1.93%	9.35%	4.55%
Fondo de Pensiones Obligatorias Porvenir	30,460,216	9,853,403	5.98%	3.54%	5.12%
Fondo de Pensiones Horizonte	12,132,508	11,837,366	2.38%	4.26%	3.04%
(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.
(2)
Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Portafolio de Inversiones Suramericana S.A. (en liquidacion), Fideicomiso Cititrust - Suramericana II, Inversiones y Construcciones Estrategicas S.A, Cia. Suramericana de Seguros de Vida S.A., Cia. Suramericana de seguros S.A , Suratep.

(3)	Represents ownership of Inversiones Argos S.A. directly and through subsidiary Cementos Argos S.A.

As of March 31, 2011, a total of 509,704,584 common shares and 278,122,419 preferred shares were registered in the Bank’s stockholder registry in the name of 17,410 stockholders. A total of 154,040,444 representing 55.4% of preferred shares were part of the ADR Program and were held by 42 record holders registered in the Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During 2010, the Bank’s ADR program changed its percentage ownership of the Bank decreasing from 19.99% as of March 31, 2010 to 19.55% by the end of March 2011, as depositary receipts were cancelled throughout the period. In addition, Fondo de Pensiones Obligatorias Protección, Fondo de Pensiones Obligatorias Porvenir Moderado, and Fondo de Pensiones Horizonte, three Colombian private pension fund managers, increased their percentage of ownership reaching 4.55%, 5.12% and 3.04% as of March 31, 2011 compared to the 4.83%, 5.48% and 3.49% held by them, respectively, as of March 31, 2010.

There are no arrangements known to the Bank which may at a subsequent date result in a change in control of the company.

To the extent known to the Bank, and in accordance with Colombian law, Bancolombia is not directly or indirectly owned or controlled by any other entity or person.

B.	RELATED PARTY TRANSACTIONS

Related Parties, for the purpose of this item, means the Bank’s Subsidiaries, the senior management of both the Bank and its Subsidiaries, the Bank’s shareholders having a participation equal to or above ten percent (10%) of the capital of the Bank, and all companies where the Bank has a participation equal to or above ten percent (10%) of their capital.

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

According to Article 122 of Decree 663 of 1993, transactions that should be determined by the Colombian Government as carried out by credit institutions with their shareholders holding 5% or more of the subscribed capital, with their managers, as well as those carried out with spouses and relatives of shareholders and managers with up to a second degree of consanguinity or affinity, or of a single civil status, shall require the unanimous affirmative vote on the part of the members of the board of directors attending the corresponding meeting.  In the minutes of this meeting no condition may be agreed upon that is different from that otherwise used by the entity with regard to the public, according to the type of transaction in question, except those transactions that are carried out with managers to address health, education, housing and transport issues according to the rules and regulations that the board of directors should determine in a general fashion for such purpose. To grant this type of credit, the Bank must verify that regulations concerning limits of credit and concentration of risks are not violated.

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

Bancolombia, on a non-consolidated basis, had a total amount of COP 140,277 million in loans outstanding to related parties as of February 28, 2011. This amount includes a loan to Inversiones Argos S.A. which is  the largest loan outstanding as of February 28, 2011 in the amount of COP 90,000 million (which is represented in ordinary loans) and accrued interest for COP 846 million. As of February 28, 2011, the average interest rate for this loan is 5.53%.

2010
	Enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company and associates		Key management personnel
	(COP million)
Balance Sheet
Investment securities		349,253		-
Loans		456,535		41,497
Customers’ acceptances and derivatives		26,121		-
Accounts receivable		11,497		286
Total	COP	843,406	COP	41,783

Deposits		1,146,634		4,498
Overnight funds		3,309,993		5,574
Derivatives		1,676		6
Accounts payable		32		499
Bonds		258,667		500
Total	COP	4,717,002	COP	11,077

Transactions Income
Dividends received		16,758		-
Interest and fees		13,167		3,560
Other		2,509		244
Total	COP	32,434	COP	3,804

2010
	Enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company and associates		Key management personnel
	(COP million)
Expenses
Interest		24,122		39
Fees		19		1,240
Other		25,611		595
Total	COP	49,752	COP	1,874

For additional information regarding the Bank’s related party transactions, please see “Note 29 to the Consolidated Financial Statements”.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.	CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F- 1 through F – 113.

A.2.	LEGAL PROCEEDINGS

            The Bank is involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers and other legal procedures in the ordinary course of business. For the purpose of its audited financial statements, the Bank has various contingent liabilities, including contingent liabilities relating to ordinary commercial and civil litigation outstanding as of December 31, 2010 amounting to COP 212,676 million. As of December 31, 2010, there are seven (7) judicial proceedings against the Bank with an individual value exceeding COP 5,000 million. The Bank has established accounting provisions only with respect to those contingent liabilities whose likelihood of becoming an actual liability was considered “probable” and as to which an amount or range of amounts could be reasonably estimated.

            As of December 31, 2010, COP 173 million of these   liabilities are covered in a guarantee contract entered into by Fogafin and private investors when the former Banco de Colombia S.A. was privatized in 1994. This guarantee contract remains in force in connection with litigation that was commenced before the privatization of former Banco de Colombia S.A.

            In the opinion of management, after consultation with its external Colombian legal counsel, the outcome of these contingent liabilities relating to ordinary commercial and civil litigation is not expected to have a material adverse effect on the Bank’s financial condition or results of operations and the possibility of loss by the Bank as a result of such litigation is not likely to exceed the recorded allowance as of December 31, 2010 of COP 12,164 million.

Until recently, the most significant legal proceedings to which the Bank was a party or to which it was connected were those relating to disputes with the Gilinski family, the controlling shareholders of Banco de Colombia S.A. and its merger with a predecessor of the Bank.  These proceedings including arbitrations, as well as criminal investigations.  On June 21, 2010, the Bank entered into a settlement agreement with members of the Gilinski family pursuant to which the parties agreed, among other things, to end all disputes relating to the acquisition.  All such proceedings have now been terminated in accordance with that agreement.  The resolution of these matters did not have a material effect on the Bank’s results of operations or financial condition.

A.3.	DIVIDEND POLICY

The declaration, amount and payment of dividends is based on Bancolombia’s unconsolidated earnings. Dividends must be approved at the ordinary annual stockholders’ meeting upon the recommendation of the board of directors. Under the Colombian Commerce Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the ordinary annual stockholders’ meeting in which the dividend was declared. According to Colombia’s law, the minimum dividend per share may be waived by an affirmative vote of the holders of 78% of the shares present at the stockholders’ meeting.

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

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cash Dividends per share(1)(2)	Cash Dividends per share(1)(3)
	(COP)	(U.S. dollars)
2010	669	0.357
2009	637	0.331
2008	624	0.245
2007	568	0.310
2006	532	0.243

(1)	Includes common shares and preferred shares.
(2)	Cash dividends for 2009, 2008, 2007 and 2006 were paid in quarterly installments and cash dividends for 2010 will be paid in quarterly installments.
(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March).

B.	SIGNIFICANT CHANGES

There have not been any significant changes since the date of the annual financial statements included in this document.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

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

The table below sets forth, for the periods indicated, the reported high and low market prices and share trading volume for the preferred shares on the Colombian Stock Exchange.  The table also sets forth the reported high and low market prices and the trading volume of the ADRs on the NYSE for the periods indicated:

	Colombia Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		US$ per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Year Ending
December 31, 2010	31,820	20,400	69.44	40.10	92,823,574
December 31, 2009	24,200	10,440	48.00	15.90	110,933,010
December 31, 2008	18,960	9,300	44.00	15.00	135,165,148
December 31, 2007	19,360	13,200	39.00	24.00	132,406,300
December 31, 2006	20,700	12,980	36.18	20.00	93,232,700

Source:  NYSENet (Composite Index) and Colombia Stock Exchange.

	Colombia Stock Exchange			New York Stock Exchange
	COP Per Preferred Shares		Trading Volume	US$ per ADS
	High	Low	(Number of Shares)	High	Low	Trading Volume (Number of ADSs)
	(in nominal pesos)
2011
First quarter	29,700	25,160	40,901,113	63.53	53.56	26,407,950

2010
First quarter	23,540	20,400	30,022,171	48.30	40.10	20,026,846
Second quarter	24,300	21,680	24,614,457	51.96	42.53	19,949,298
Third quarter	30,280	23,740	31,640,593	67.56	49.85	30,367,572
Fourth quarter	31,820	28,400	25,356,000	69.44	59.31	22,479,858

2009
First quarter	13,160	10,440	64,657,870	24.33	15.90	33,167,974
Second quarter	16,500	12,160	64,560,996	32.19	18.96	31,275,488
Third quarter	20,700	14,980	55,568,395	43.29	28.23	23,001,042
Fourth quarter	24,200	19,240	38,539,785	48.00	38.17	23,488,506

Source: NYSENet (Composite Index) and Colombia Stock Exchange.
	Colombia Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		US$ per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Month
November 2010	31,820	28,400	69.44	59.41	5,935,305
December 2010	31,140	28,800	66.31	59.31	7,762,612
January 2011	29,620	25,840	62.39	55.42	9,334,755
February 2011	27,600	25,160	59.51	53.56	8,888,007
March 2011	29,700	26,820	63.53	55.87	8,185,188
April 2011(1)	30,100	27,500	66.95	61.38	4,625,459
Source: NYSENet (Composite Index) and Colombia Stock Exchange.

(1)  Figures are as of April 18, 2011.

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

On September 30, 1998, Bancolombia filed a registration statement on Form F-3 with the SEC to register ADSs evidenced by ADRs, each representing four preferred shares, issued in connection with the merger between BIC and Banco de Colombia for resale by the holders into the U.S. public market from time to time. On January 24, 2005, the Board determined to deregister the unsold ADSs registered under the registration statement on Form F-3. On March 14, 2005, Bancolombia filed an amendment to the registration statement deregistering the remaining unsold ADSs. On August 8, 2005, Bancolombia filed, through the Depositary, a registration statement on Form F-6 registering 50,000,000 ADSs evidenced by ADRs in connection with the Conavi/Corfinsura merger.  On May 14, 2007, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt securities, preferred shares and rights to subscribe for preferred shares in connection with the subsequent offerings which took place in the second and third quarter of 2007. On January 14, 2008, by filing the Form F-6 before the SEC, Bancolombia increased the amount of its ADR program up to 400,000,000 American Depositary Shares, and registered some amendments to the Depositary Agreement of ADS’s between Bancolombia and the Bank of New York. On July 13, 2010, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt securities, preferred shares, American Depositary Shares representing preferred shares and rights to subscribe for preferred shares in connection with the subsequent offering of subordinated debt securities which took place on July 19, 2010.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

The Colombian Stock Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2010, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Stock Exchange was COP 8,327 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 23,363 billion or US$ 12.21 billion as of the same date).

There are no official market makers or independent specialists on the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Stock Exchange as of December 31, 2010, was COP 519,749 billion (U.S. dollars 261.2 billion), with 106 companies listed as of that date.

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

Bancolombia is a publicly held corporation with its principal place of business in the city of Medellín, Colombia, governed mainly by the Bank’s by-laws and by Colombian corporate law.

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

BOARD OF DIRECTORS

As of the date of filing of this Annual Report, Bancolombia’s board of directors is composed of seven (7) directors, elected for a two-year term on, with no alternate directors being provided for. For additional information regarding Bancolombia’s current directors please see “Item 6.A – Directors and Senior Management – Directors”.

After being designated, all of the members of the Board of Directors need an authorization from the Superintendency of Finance. This entity analyzes if the director has an adequate profile for the position according to the requirements of the Colombian Law.

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

In the general annual shareholders meeting the shareholders are responsible for determining, the compensation of the members of the board of directors.

Pursuant to the by-laws of Bancolombia, the board of directors has the power to authorize the execution of any agreement, within the corporate purpose of Bancolombia, and to adopt the necessary measures in order for the Bank to accomplish its purpose.

The by-laws of Bancolombia provide an age limit requirement of 65 years regarding retirement for senior management. It also provides an age limit of 70 years for the members of the Board of Directors at the time of their election.

DESCRIPTION OF SHARE RIGHTS, PREFERENCES AND RESTRICTIONS

Bancolombia’s by-laws provide for an authorized capital stock of COP 500 billion divided into 1,000,000,000 shares of a par value of COP 500 each, which must belong to one of the following classes: (i) common shares, (ii) privileged shares; and (iii) shares with preferred dividend and no voting rights (“preferred shares”). Pursuant to Article 6 of the by-laws, all shares issued shall have the same nominal value.

As of December 31, 2010, Bancolombia had 509,704,584 common shares and 278,122,419 preferred shares outstanding and a capital stock of COP 393,914 million divided into 787,827,003 shares. No privileged shares have been issued by Bancolombia.

Voting Rights

Common Shares

The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting. These general meetings may be ordinary meetings or extraordinary meetings.

Ordinary general shareholder’s meetings occur at least once a year but no later than three months after the end of the prior fiscal year, for the following purposes: (i) to consider the approval of Bancolombia’s annual report, including the financial statements for the preceding fiscal year; (ii) to review the annual report prepared by the external auditor; (iii) to determine the compensation for the members of the board of directors, the external auditor and the client representative (defensor del consumidor financiero). The client representative acts as spokesman of the clients and users before the Bank, his primary duty is to objectively solve, free of charge and within the terms established by law, the individual complaints submitted by clients; (iv) to elect directors, the client representative and the external auditor (each for a two-year term); and (v) to determine the dividend policy and the allocation of profits, if any, of the preceding fiscal year, as well as any retained earnings from previous fiscal years.

According to Decree 3923 of 2006, the election of independent directors must be in a separate ballot from the ballot to elect the rest of the directors, unless the reaching of the minimum number of independent directors required by law or by the by-laws is assured, or when there is only one list that includes the minimum number of independent directors required by law or by the by-laws.

According to Law 964 of 2005, 25% of the members of the board of directors shall be independent. A person who is an “independent director” is understood to mean a director who is NOT: (i) An employee or director of the issuer or any of its parent or subsidiary companies, including all those persons acting in said capacity during the year immediately preceding that in which they were appointed, except in the case of an independent member of the board of directors being re-elected; (ii) Shareholders, who either directly or by virtue of an agreement direct, guide or control the majority of the entity’s voting rights or who determine the majority composition of the administrative, directing or controlling bodies of this same entity; (iii) A partner or employee of any association or firm that provides advisory or consultancy services to the issuer or to companies who belong to the same economic group to which the issuer in question belongs, in the event that income obtained from such services represent for said association or firm twenty per cent (20%) or more of its total operating income; (iv) An employee or director of a foundation, association or institution that receives significant donations from the issuer. The term “significant donations” is quantified as being twenty per cent (20%) or more of the total amount of donations received by the respective institution; (v) An administrator of any entity on whose board of directors a legal representative of the issuer participates; and (vi) Any person who receives from the issuer any kind of remuneration different from fees as a member of the board of directors, of the audit committee or any other committee set up by the board of directors.  Both elections are made under a proportional representation voting system. Under that system: (i) each holder of common shares is entitled at the annual general shareholders’ meeting to nominate for election of one or more directors; (ii) each nomination of one or more directors constitutes a group for the purposes of the election; (iii) each group of nominees must contain a hierarchy as to the order of preference for nominees in that group to be elected; (iv) once all groups have been nominated, holders of common shares may cast one vote for each common share held in favor of a particular group of nominees. Votes may not be cast for particular nominees in a group; they may be cast only for the entire group; (v) the total number of votes casted in the election is divided by the number of directors to be elected. The resulting quotient is the quota of votes necessary to elect particular directors. For each time that the number of votes cast for a group of nominees is divisible by the quota of votes, one nominee from that group is elected, in the order of the hierarchy of that group; and (vi)when no group has enough remaining votes to satisfy the quota of votes necessary to elect a director, any remaining board seat or seats are filled by electing the highest remaining nominee from the group with the highest number of remaining votes cast until all available seats have been filled.

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

Except when Colombian law or Bancolombia’s by-laws require a special majority, action may be taken at a general shareholder’s meeting by the vote of two or more shareholders representing a majority of common shares present. Pursuant to Colombian law and/or Bancolombia’s by-laws, special majorities are required to adopt the following corporate actions: (i) a favorable vote of at least 70% of the shares represented at a general shareholders’ meeting is required to approve the issuance of stock without granting a preemptive right in respect of that stock in favor of the shareholders; (ii) a favorable vote of at least 78% of the holders of common shares present to decide not to distribute as dividend at least 50% of the annual net profits of any given fiscal year as required by Colombian law; (iii) a favorable vote of at least 80% of the holders of common shares and 80% of the holders of subscribed preferred shares to approve the payment of a stock dividend; and (iv)a favorable vote of at least 70% of the holders of common shares and of subscribed preferred shares to effect a decision to impair the conditions or rights established for such preferred shares, or a decision to convert those preferred shares into common shares.

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

The holders of preferred shares will be entitled to vote on the basis of one vote per share at any shareholders’ meeting, whenever a shareholders vote is required on the following matters: (i) In the event that changes in the Bank’s by-laws may impair the conditions or rights assigned to such shares and when the conversion of such shares into common shares is to be approved. (ii)When voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose. (iii) When the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding accrued dividends have been fully paid to them. (iv) When the general shareholders’ meeting orders the payment of dividends with issued shares of the Bank. (v)If at the end of a fiscal period, the Bank’s profits are not enough to pay the minimum dividend and the Superintendency of Finance, by its own decision or upon petition of holders of at least ten percent (10%) of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank’s directors or officers decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders’ meeting, in the terms established by law. (vi)When the registration of shares at the Colombian Stock Exchange or at the National Register of Securities and Issuers which is a registry kept by the Superintendency of Finance, is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved.

Bancolombia must cause a notice of any meeting at which holders of preferred shares are entitled to vote to be mailed to each record holder of preferred shares. Each notice must include a statement stating: (i) the date of the meeting; (ii) a description of any resolution to be proposed for adoption at the meeting on which the holders of preferred shares are entitled to vote; and (iii) instructions for the delivery of proxies.

Dividends

Common Shares

Once the balance sheet is approved by the general shareholders meeting, the appropriation for the payment of taxes of the corresponding taxable year has been made, and the transfers to the legal reserve have been performed, then they can determine the allocation of distributable profits, if any, of the preceding year. This is done through a resolution adopted by the vote of the holders of a majority of the common shares at the annual general shareholder’s meeting pursuant to the recommendation of the board of directors and the President of Bancolombia.

Under the Colombian Commerce Code, a company must distribute at least 50% of its annual net profits to all shareholders, payable in cash, or as determined by the shareholders, within a period of one year following the date on which the shareholders determine the dividends. If the total amount segregated in all reserves of a company exceeds its outstanding capital, this percentage is increased to 70%. The minimum common stock dividend requirement of 50% or 70%, as the case may be, may be waived by a favorable vote of the holders of 78% of a company’s common stock present at the meeting.

Under Colombian law and Bancolombia’s by-laws annual net profits are to be applied as follows: (i)first, an amount equivalent to 10% of net profits is segregated to build a legal reserve until that reserve is equal to at least 50% of Bancolombia’s paid-in capital; (ii) second, payment of the minimum dividend on the preferred shares; and (iii)third, allocation of the net profits is determined by the holders of a majority of the common shares entitled to vote on the recommendation of the board of directors and the President and may, subject to further reserves required by the by-laws, be distributed as dividends (iv)under Colombian law, the dividends payable to the holders of common shares cannot exceed the dividends payable to holders of the preferred shares. Bancolombia’s by-laws requires to maintain a reserve fund equal to 50% of paid-in capital. All common shares that are fully paid in and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Common shares that are only partially-paid in participate in a dividend or distribution in the same proportion than the shares have been paid in at the time of the dividend or distribution.

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

Liquidation Rights

Bancolombia will be dissolved if certain events take place, including the following: (i)  its term of existence, as stated in the by-laws, expires without being extended by the shareholders prior to its expiration date; (ii) losses cause the decrease of its shareholders’ equity below 50% of its outstanding capital stock, unless one or more of the corrective measures described in the Colombian Commerce Code are adopted by the shareholders within six months; (iii) by decision at the general shareholders’ meeting; (iv) in certain other events expressly provided by law and in the by-laws.

Upon dissolution, a liquidator must be appointed by a general meeting of the shareholders to wind up its affairs. In addition, the Superintendency of Finance has the power to take over the operations and assets of a commercial bank and proceed to its liquidation under certain circumstances and in the manner prescribed in the Estatuto Orgánico del Sistema Financiero Decree 663 of 1993. For more information see “Item 4. Information on The Company - B. Business Overview - B.7. Supervision and Regulation - Intervention Powers of the Superintendency of Finance- Bankruptcy Considerations”.

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

The Bank’s by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. See “Item 3. Key Information – D. Risk Factors – Preemptive rights may not be available to holders of ADRs.”

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

The Superintendency of Finance will authorize decreases in the outstanding capital stock decided by the holders of common shares only if: (i) Bancolombia has no liabilities; (ii) Bancolombia’s creditors consent in writing; or (iii) the outstanding capital stock remaining after the reduction represents at least twice the amount of Bancolombia’s liabilities.

Limits on Purchases and Sales of Capital Stock by Related Parties

Pursuant to the Colombian Commerce Code, the members of the Bank’s board of directors and certain of our principal executive officers may not, directly or indirectly, buy or sell shares of our capital stock while they hold their positions, except when dealing with non-speculative operations and in that case they need to obtain the prior authorization of the board of directors passed with the vote of two–thirds of its members (excluding, in the case of transactions by a director, such director’s vote) or when deemed relevant by the Board of Directors of the Bank with the authorization of the Shareholders Meeting the affirmative vote of the ordinary majority foreseen in the bylaws, excluding the vote of the petitioner.

No Redemption

Colombian law prohibits Bancolombia from repurchasing shares of its capital stock, including the preferred shares.

Limitations on the Rights to Hold Securities

There are no limitations in our by-laws or Colombian law on the rights of Colombian residents or foreign investors to own the shares of the Bank, or on the right to hold or exercise voting rights with respect to those shares.

Restrictions on Change of Control Mergers, Acquisitions or Corporate Restructuring of the Company

Under Colombian law and our by-laws, the general shareholders’ meeting has full and exclusive authority to approve any corporate restructuring including, mergers, acquisitions or spin-offs upon authorization by the Colombian Superintendency of Finance.

Ownership Threshold Requiring Public Disclosure

We must disclose to the Superintendency of Finance at the end of each fiscal year the names of the shareholders of our company, indicating at least, the twenty shareholders with the highest number of shares.

Colombian securities regulations set forth the obligation to disclose any material event or hecho relevante. Any transfer of shares equal or greater than 5% of our capital stock or any person acquiring a percentage of shares that would make him the beneficial owner of 5% or more of our capital stock, is a material event, and therefore, must be disclosed to the Superintendency of Finance.

Changes in the Capital of the Company

There are no conditions in our by-laws governing changes in our capital stock that are more stringent than those required under Colombian law.

C.	MATERIAL CONTRACTS

In March 2010, Leasing Bancolombia S.A Compañía de Financiamiento Comercial, signed a stockholder purchase agreement with Mitsubishi Corporation to acquire the shares that Mitsubishi has in Renting Colombia S.A. Therefore, Leasing Bancolombia S.A. owns 94.5% of Renting Colombia S.A.

On March 19, 2010, 25% of the assets, liabilities and contracts of Sufinanciamiento Finance Company were assigned to its parent company, Bancolombia, as authorized by the Colombian Superintendency of Finance. Pursuant to the transaction, Sufinanciamiento assigned to Bancolombia assets and contracts totaling COP 1,208,019 million and Bancolombia assumed liabilities of Sufinanciamiento totaling COP 1,192,809 million. The difference, amounting to COP 15,210 million was paid by Bancolombia.  Also pursuant to the Transaction, Bancolombia kept the trademark of Sufinanciamiento, which will hereafter be used to identify the automobile finance division of Bancolombia.
On November 17, 2010, Tuya S.A. Compañía de Financiamiento advanced in a corporate break-up and as a result, a new company named Cobranzas Bancolombia S.A., was incorporated with an authorized capital of $95millionwas created. As of December 31, 2010 Cobranzas Bancolombia S.A. was dissolved and in the process of liquidation.  Tuya S.A, the spun off company, continues developing its objective as finance company (compañía de financiamiento).

On December 17 2010, Sinesa Holding Company, subsidiary of Bancolombia, constituted under the British Virgin Islands legislation, was dissolved.  By virtue of the dissolution and liquidation, the assets of the Company were transferred to Sistemas de Inversiones y Negocios S.A. "Sinesa", subsidiary of Bancolombia Panama.
On December 28, 2010, Bancolombia S.A., transferred several real estate properties which form part of the “San Martin” building complex located in Bogotá, Colombia to the Fondo de Capital Privado Inmobiliario Colombia, which is administered by Fiduciaria Bancolombia. The transfer included the sale of 13 real estate properties in exchange for COP 58,569 million (approximately USD 29,343 million), which has already been paid to Bancolombia, and the transfer of 9 real estate properties for a value of COP 17,101 million (approximately USD 8,568 million ) in exchange for increased ownership interests in the Fondo de Capital Privado Inmobiliario Colombia. Bancolombia S.A. will remain in the building as a renter.

On January 28, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed a contract where Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. sell to Protección S.A. its shares equivalent to 99.99% of the capital stock of AFP Crecer, organization administrator of pension funds in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 103 million as payment for the shares.

On February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A., signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 98 million as payment for the shares.

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

Pursuant to the International Investment Statute (see “Item 10. Additional Information – D. Exchange Controls”) the preferred shares deposited under the Deposit Agreement constitute a “Foreign Institutional Capital Investment Fund”. Under Article 18-1 of the Estatuto Tributario, Decree 624 of 1989 as amended (the “Fiscal Statute”), dividends paid to foreign institutional capital investment funds are not subject to Colombian income, withholdingor other taxes, provided that such dividends are paid in respect of previously taxed earnings of Bancolombia. Therefore, provided that distributions are made by the Bank to the holders of ADRs through the Depositary, all distributions by the Bank made on account of preferred shares to holders of ADRs evidencing ADSs who are not resident in Colombia, as defined below, will be exempt from Colombian income and withholding taxes, except when distributions are paid out of non-taxed earnings of the Bank, in which case the applicable tax rate for that distribution dividend is 33%.

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

Pursuant to article 36-1 of the Fiscal Statute, earnings received by a non-resident of Colombia derived from stock trading are not subject to income, withholding or other taxes in Colombia when the stock is listed in the Colombian Stock Exchange and the transaction does not involve the sale of 10% or more of the company’s outstanding stock by the same beneficial owner in the same taxable year.

In the case of preferred shares trading in Colombia, the seller has to file an income tax return, and, if article 36-1 of the Colombian Fiscal Statute is not applicable, the transaction is subject to income tax at a rate of 33%. The sale of stock by foreign institutional capital investment funds is not subject to income tax pursuant to article 18-1 of the Fiscal Statute.

Other Tax Considerations

As of the date of this report, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States.  Transfers of ADSs from non-residents or residents to non-residents of Colombia by gift or inheritance are not subject to Colombian income tax.  Transfers of ADSs or preferred shares by gift or inheritance from residents to residents or from non-residents to residents will be subject to Colombian income tax at the income tax rate applicable for occasional gains obtained by residents of Colombia. Transfers of preferred shares by gift or inheritance from non-residents to non-residents or from residents to non-residents are also subject to income tax in Colombia at a rate of 34% for 2007 and 33% for 2008 and thereafter. There is no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of preferred shares or ADSs.

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

a dealer in securities;

a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

a tax-exempt organization;

a life insurance company;

a person liable for alternative minimum tax;

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

a citizen or resident of the United States;

a domestic corporation;

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend the Bank pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the preferred shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the preferred shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meet other holding period requirements. Dividends paid with respect to the preferred shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the preferred shares or ADSs are readily tradable on an established securities market in the United States. The preferred shares are currently not traded on an established securities market in the United States. Therefore, dividends paid with respect to the preferred shares will not be qualified dividend income and will be taxed as ordinary income. The Bank believes that its ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that the Bank’s ADSs will continue to be readily tradable on an established securities market.

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

For purposes of calculating a U.S. Holder’s United States foreign tax credit limitation, dividends will be income from sources outside the United States and, depending on your circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you. You should consult your own tax advisor regarding the foreign tax credit rules.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your preferred shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your preferred shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations.  The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. However, income derived in the active conduct of a banking business by a qualifying foreign bank is not passive income.  If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

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

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2010.  Bancolombia faces market risk as a consequence of its lending, trading and investments businesses.  Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates and equity prices and other risk factors, such as sovereign risk.

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

The Bank’s assets include both trading and non-trading instruments.  Trading instruments are recorded in the Treasury Book (the “Treasury Book”) and include fixed income securities, foreign exchange (FX) futures, bonds futures and over-the-counter plain vanilla derivatives. Trading in derivatives includes forward contracts in foreign currency operations, plain vanilla options on U.S. dollar/COP currency, foreign exchange swaps and interest rate swaps.  Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

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

Trading Instruments Market Risk Measurement

The Bank currently measures the Tresury Book exposure to market risk (including over-the-counter derivatives positions) as well as the currency risk exposure of the Banking Book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXI of the Basic Accounting Circular”, issued by the Superintendency of Finance.

The VaR methodology established by “Chapter XXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the Treasury Book and excludes investments classified as “held to maturity” and any other investment that comprises the Banking Book, such as non-trading positions.   In addition, the methodology eliminates the aggregation of risks by the use of correlations and in the alternative, provides for a new allocation system based on defined zones and bands. The VaR is estimated with a 99% confidence level and ten days time horizon, adjusted by a multiplicative factor equal to three.

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

The relevant risk exposure categories for which VaR is computed by Bancolombia according to the “Chapter XXI, appendix 1 of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; and (iv) fund risk.

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

Once the sensitivity factor is calculated for each position, the modified duration is then used to classify each position within a corresponding band (given by the Superintendency of Finance. A net sensitivity is then calculated for each band, by determining the difference between the sum of all short-positions and the sum of all long-positions.  Then a net position is calculated for each zone (which consists of a series of bands) determined by the Superintendency of Finance.  The final step is to make adjustments within each band, across bands and within each zone, which results is a number that is the interest rate risk VaR. Each adjustment is performed following the guidelines established by the Superintendency of Finance.

The Bank’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES) and securities issued by the Colombian government.

 The interest rate risk VaR decreased from COP 173 billion as of December 31, 2009 to COP 156 billion as of December 31, 2010. This decrease was due to the Bank’s shorter bond portfolio,primarily composed of Colombian government treasury bonds TES,.  During 2010 the average interest rate risk VaR was COP 1 billion, the maximum value was COP 191 billion, and the minimum value was COP 155 billion.

Currency, Equity and Fund Risk:  The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which the Bank maintains a position.  As previously indicated, the methodology used in this Annual Report to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“Δp”).  The Δp is determined by the Superintendency of Finance, as shown in the following table:

Sensitivity Factor for Currency Risks, Equity Risks and Fund Risks

USD	4.4%
Euro	6.0%
Other currencies	8.0%
Funds	14.7%
Stock Price	14.7%

The currency risk VaR decreased from COP 14 billion as of December 31, 2009 to COP 9 billion as of December 31, 2010. This decrease was due to the reduction in the net short position exposed to currency risk in the Bank. During 2010 the average currency risk VaR was COP 16 billion, the maximum value was COP 27 billion, and the minimum value was COP 6 billion.

The equity risk VaR risk decreased from COP 81 billion as of December 31, 2009 to COP 69 billion as of December 31, 2010 due to a reduction in these investments. During 2010 the average equity VaR was COP 66 billion, the maximum value was COP 82 billion, and the minimum value was COP 59 billion.

The fund risk which arises from investment in mutual funds decreased from COP 20 billion as of December 31, 2009 to COP 6 billion as of December 31, 2010, due to a reduction in these investments. During 2010 the average fund risk VaR was COP 5 billion, the maximum value was COP 7 billion, and the minimum value was COP 3 billion.

Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the equity risk and the fund risk.

As of December 31, 2010, the total market risk VaR amounted to COP 239 billion which represents an increase from COP 289 billion in 2009, due to the increase in interest rate risk VaR and equity risk VaR.

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

The table below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of 2010 and 2009.

(COP million)	2010	2009

Interest Rate Risk VaR	157,742	173,964
Currency Risk VaR	9,901	14,277
Equity Risk VaR	69,165	81,005
Fund Risk VaR	6,963	20,376
Total VaR	243,771	289,621

During 2010 the average Total VaR was COP 261 billion, the maximum value was COP 284 billion, and the minimum value was COP 243 billion.

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

+ 100 bps: Net present value change with an increase of 100 bps.

Interest Rate Risk (COP million)
2010

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	3,696,888	(32,282)	(64,417)
Loans	48.668.026	(189,863)	(378,861)
Total interest rate sensitive assets	52,364,915	(222,144)	(443,278)

Liabilities	FAIR VALUE	+50bps	+100bps
Checking Accounts - Saving Deposits	28.194.158	(110.093)	(219.686)
Time Deposits	15.379.687	(40.613)	(81.041)
Interbank borrowings	5.382.415	(7.573)	(15.111)
Long-term debt	5.899.291	(80.504)	(160.642)
Convertible Bonds	419.459	(410)	(818)
Total interest rate sensitive liabilities	55.275.010	(239.193)	(477.297)

Total net change		17,048	34,019

Interest Rate Risk (COP million)
2009

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	3,077,121	(26,574)	(53,028)
Loans	43,359,552	(177,344)	(353,880)
Total interest rate sensitive assets	46,436,673	(203,918)	(406,908)

Liabilities	FAIR VALUE	+50bps	+100bps
Checking Accounts - Saving Deposits	22,954,585	(73,822)	(147,111)
Time Deposits	18,255,567	(37,470)	(74,769)
Interbank borrowings	4,434,489	(4,555)	(9,090)
Long-term debt	4,332,866	(39,283)	(78,388)
Convertible Bonds	40,270	(526)	(1,049)
Total interest rate sensitive liabilities	50,017,778	(155,656)	(310,407)

Total net change		(48,262)	(96,501)

A rise in interest rates decreases the fair value of the assets and liabilities of the Bank, therefore, affects negatively the Bank’s market value on the active side and positively on the liabilities side.

Bancolombia’s largest assets are loans, which represent 93.37% of the total NPV of the total interest rate sensitive assets in the Banking Book.  The change in market value of assets as a result of a 50 basis points parallel shift of the yield curve has increased from COP 204 billion in 2009 to COP 222 billion in 2010 due to an increase in the duration of the Commercial Loans Portfolio.

On the liabilities side, Bancolombia’s largest interest rate sensitive liabilities are demand deposits and time deposits which represent 51.01% and 27.82%, respectively of the total NPV of the total interest rate sensitive liabilities in the Banking Book. The change in market value of liabilities as a result of a 50 basis points parallel shift of the yield curve increased from COP 156 billion in 2009 to COP 239 billion in 2010, reflecting the increase in demand deposits and the issuance of long-term debt during 2010.

As of December 31, 2010, the net change in the NPV for the market risk sensitive instruments, entered into for other than trading purposes with positive parallel shifts of 50 and 100 basis points were COP 17 billion and COP 34 billion, respectively. The decrease in the interest rate risk in 2010 versus 2009 reflects the higher duration of the demand deposits and the long-term debt in 2010.

Assumptions and Limitations of Sensitivity Analysis: Sensitivity analysis is based on the following assumptions, and should not be relied on as indicative of future results: When computing the NPV of the market risk sensitive instruments and its modified duration we have relied on two key assumptions: (a) a uniform change of interest rates of assets and liabilities and of rates for different maturities; and (b) modified duration of variable rate assets and liabilities is taken to be the time remaining until the next interest reset date.

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

From January 1, 2010, to December 31, 2010, the depositary reimbursed Bancolombia US$ 300,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the company’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received USD 171,948.00 from the Bank of New York Mellon during the same period in connection to its role as local custodian of the depositary bank.

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
No matters to report.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2010 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Bank’s internal control over financial reporting was effective as of December 31, 2010. In addition, there were no changes in Bank’s internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonable likely to materially affect the Bank’s internal control over financial reporting.

The effectiveness of the Bank’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Ltda., an independent registered public accounting firm, whose report is included on page F-4 of this annual report.

ITEM 16. RESERVED

A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Bancolombia appointed Mr. Alejandro Gaviria Uribe as the “audit committee financial expert” in accordance with SEC rules and regulations.

Our audit committee financial expert, along with the other members of our audit committee, is considered to be independent according to applicable NYSE criteria.

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

Bancolombia has adopted a Code of Ethics and a Corporate Governance Code, both of which apply to all employees, including our Chief Executive Officer (principal executive officer), Chief Financial Officer (principal financial officer) and Controller (principal accounting officer), as well as to the directors of the Bank.

English translations of the Ethics Code and the Corporate Governance Code are posted at Bancolombia’s website at www.grupobancolombia.com.co. The Spanish versions of these codes will prevail for all legal purposes.

The Bank also has a phone line called “línea ética” which is available for anonymous reporting of any evidence of improper conduct.

Under the NYSE’s Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. See “Item 16. Reserved – 16.G Corporate Governance.”

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled COP 9,579 million and COP 8,314 million. for the years 2010 and 2009 respectively.

Additionally other audit-related fees totaled COP 724 million audited for the year 2009.  Bancolombia paid no tax fees or other fees for the years 2010 and 2009 to PricewaterhouseCoopers Ltda.

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

Colombian law prohibits the repurchase of shares issued by entities supervised by the Superintendency of Finance. Therefore, neither Bancolombia nor any affiliated purchaser repurchased any shares during fiscal year 2010.

F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

G.	CORPORATE GOVERNANCE

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

In Colombia, a series of laws and regulations set forth corporate governance requirements. External Circular 056 of 2007 issued by the Superintendency of Finance, contains the corporate governance standards to be followed by companies issuing securities that may be purchased by Colombian pension funds, and determines that entities under supervision of the Superintendency of Finance, when making investment decisions, must take into account the recommendations established by the “Country Code” and the corporate governance standards followed by the entities who are beneficiaries of the investment. Additionally, External Circular 055 of 2007 establishes that entities under the supervision of the Superintendency of Finance must adopt mechanisms for the periodic disclosure of their corporate governance standards.

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

•
Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. The non-executive directors of Bancolombia do not meet formally without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors; however it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s board of directors does not include any management members, however the CEO attends the monthly meetings of the Bank’s board of directors (but is not allowed to vote) and committees may have officers or employees as permanent members to guarantee an adequate flow of information between employees, management and directors. In accordance with the Law 964 of 2005 and the Bank’s by-laws, no executive officer can be elected as chairman of the Bank’s board of directors.

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

•
Stockholder Approval of Equity Compensation Plans. Under NYSE listing standards, stockholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. Under Colombian laws applicable to Bancolombia, such approval from stockholder is also required.

•
Stockholder Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, annual dividends must be approved by Bancolombia’s shareholders.

PART III

FINANCIAL STATEMENTS

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F - 1 through F – 113.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report.

1.	English translation of corporate by-laws (estatutos sociales) of the registrant, as amended on March 7, 2011.
2 (2)	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended on January 14, 2008.
4.1.(3)	English summary of the Agreement for transfer of assets, liabilities and contracts of Sufinanciamiento S.A. Compañia de Financiamiento to Bancolombia S.A. dated March 19, 2010.
4.1. (3)
English summary of the Share Purchase Agreement among Leasing Bancolombia, Banca de Inversion Bancolombia, Inversiones CFNS, Fundacion Bancolombia y Factoring Bancolombia, Mitsubishi International Corporation and Mitsubishi Corporation dated March 12, 2010.

4.1.	English summary of the Sale Agreement of Asesuisa entered into among Bancoagrícola S.A., Inversiones Financieras Banco Agrícola and Suramericana dated February 5, 2011.
4.1.
English summary of the Sale Agreement of AFP Crecer entered into Bancoagrícola S.A., Inversiones Financieras Banco Agrícola and Proteccion S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias dated December 28, 2010.

4.1.
English summary of the sale agreement of a several real estate propierties which form part of the “San Martin” building complex entered into Bancolombia S.A.  and Fondo de Capital Privado Inmobiliario Colombia.

4.1.	English summary of the dissolved of Sinesa Holding Company, subsidiary of Bancolombia.
4.1.	English summary of the formative documents of a new entity Cobranzas Bancolombia S.A., after the corporate break-up of Tuya S.A. Compañía de Financiamiento.
7	Selected Ratios’ Calculation.
8.1.	List of Subsidiaries.
11(1)	English translation of the Ethics Code of the registrant, as amended on June 23, 2008.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 28, 2011.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 28, 2011.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 28, 2011.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 28, 2011.
15.(a)(1)	English translation of Corporate Governance Code (Código de Buen Gobierno) of the registrant, as amended on June 23, 2008.

(1)	Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2007 filed on July 8, 2008.
(2)	Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.
(3)	Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2009 filed on June11, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCOLOMBIA S.A.

/s/ JAIME ALBERTO VELASQUEZ BOTERO
Name: Jaime Alberto Velasquez Botero.
Title: Vice President, Finance

Date: April 28, 2011

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-2

Consolidated Balance Sheets
As of December 31, 2010 and 2009	F-4

Consolidated Statements of Operations
As of December 31, 2010, 2009 and 2008	F-6

Consolidated Statements of Stockholders’ Equity
As of December 31, 2010, 2009 and 2008	F-8

Consolidated Statements of Cash Flows
As of December 31, 2010, 2009 and 2008	F-9

Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of Bancolombia S. A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Bancolombia S. A. and its subsidiaries (the "Bank") at December 31, 2010 and 2009, and the results of their operations and cash flows for the years ended December 31, 2010, 2009 and 2008 in conformity with accounting principles generally accepted in Colombia and the special regulations of the Colombian Superintendency of Finance, collectively “Colombian GAAP” .  Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management's Report on Internal Control Over Financial Reporting” appearing under Item 15.  Our responsibility is to express opinions on these consolidated financial statements and on the Bank’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Colombia.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 (h), (i) and (j) to the consolidated financial statements, in 2009 the Bank changed the manner in which it values the swaps and equity securities and recognizes in the records the residual rights originated in the securitization of mortgage loans due to the adoption in 2009 of the new regulations of the Colombian Superintendency of Finance. Additionally, in 2010, as discussed in Note 2 (d), the Bank has revised the presentation of the consolidated statements of cash flows for all periods presented.

PricewaterhouseCoopers  Ltda.,  Edificio Forum, Calle 7 Sur No. 42-70, Torre 2, Piso 11, Medellín, Colombia,
Tel: (57-4) 325 4320, Fax: (57-4) 325 4322, www.pwc.com/co

To The Board of Directors and Stockholders of Bancolombia S. A.

April 28, 2011

Colombian GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Ltda.
Medellin, Colombia
April 28, 2011

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2010 and 2009

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	Notes	2010(1) (Unaudited)		2010		2009
		U.S. Dollar
Assets

Cash and cash equivalents:
Cash and due from banks	4	USD	2,775,577	COP	5,312,398	COP	4,983,569
Overnight funds and interbank loans			440,253		842,636		2,388,790
Total cash and cash equivalents			3,215,830		6,155,034		7,372,359

Investment securities:	5
Debt securities:			4,298,274		8,226,811		8,436,244
Trading			1,165,390		2,230,533		3,037,819
Available for sale			1,173,445		2,245,951		2,175,494
Held to maturity			1,959,439		3,750,327		3,222,931
Equity securities:			281,778		539,318		580,214
Trading			139,048		266,135		330,840
Available for sale			142,730		273,183		249,374
Allowance for impairment			(47,214)		(90,367)		(101,545)
Total investment securities			4,532,838		8,675,762		8,914,913

Loans and financial leases:	6
Commercial loans			16,192,647		30,992,403		26,011,915
Consumer loans			4,272,341		8,177,175		6,888,615
Microcredit loans			133,273		255,082		202,019
Mortgage loans			1,746,560		3,342,881		3,469,424
Financial leases			3,047,863		5,833,549		5,470,001
Allowance for loans and financial lease losses	7		(1,310,992)		(2,509,213)		(2,431,667)
Total loans and financial leases, net			24,081,692		46,091,877		39,610,307

Accrued interest receivable on loans and financial leases:
Accrued interest receivable on loans and financial leases			186,252		356,484		384,542
Allowance for accrued interest losses	7		(20,351)		(38,952)		(45,937)
Total interest accrued, net			165,901		317,532		338,605

Customers’ acceptances and derivatives	8		410,082		784,888		205,367
Accounts receivable, net	9		416,783		797,715		806,885
Premises and equipment, net	10		613,708		1,174,625		992,041
Premises and equipment under operating leases, net	11		525,663		1,006,108		843,054
Foreclosed assets, net	15		36,718		70,277		80,668
Prepaid expenses and deferred charges, net	12		167,120		319,864		185,811
Goodwill	14		392,359		750,968		855,724
Other assets	13		619,639		1,185,977		922,265
Reappraisal of assets	16		399,445		764,529		736,366
Total assets		USD	35,577,778	COP	68,095,156	COP	61,864,365

Memorandum accounts	25	USD	196,463,347	COP	376,026,917	COP	304,507,396

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2010 and 2009

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	Notes	2010(1) (Unaudited)		2010		2009
		U.S. Dollar

Liabilities and Stockholders’ Equity

Deposits

Non bearing interest:		USD	3,987,616	COP	7,632,216	COP	6,307,780
Checking accounts			3,647,020		6,980,322		5,858,667
Other			340,596		651,894		449,113
Interest bearing:			18,760,254		35,906,751		35,841,550
Checking accounts			1,345,683		2,575,611		2,366,281
Time deposits			7,978,281		15,270,271		18,331,488
Savings deposits			9,436,290		18,060,869		15,143,781
Total deposits			22,747,870		43,538,967		42,149,330

Overnight funds and interbank borrowings			1,023,441		1,958,846		1,342,201
Bank acceptances outstanding and derivatives			337,190		645,374		47,609
Other interbank borrowings	17		1,410,120		2,698,941		1,152,918
Borrowings from development and other domestic banks	18		1,333,162		2,551,646		2,886,232
Accounts payable			886,217		1,696,201		1,656,154
Accrued interest payable			154,955		296,580		411,796
Other liabilities	19		360,205		689,426		665,893
Long-term debt	20		2,987,688		5,718,376		4,173,622
Accrued expenses	21		147,883		283,047		239,400
Minority interest			36,893		70,612		106,381
Total liabilities			31,425,624		60,148,016		54,831,536

Stockholders’ equity	22, 24
Subscribed and paid in capital:			240,694		460,684		460,684
Nonvoting preference shares			79,114		151,422		151,422
Common shares			161,580		309,262		309,262
Retained earnings:			3,570,814		6,834,467		5,954,205
Appropriated	23		2,820,287		5,397,973		4,697,355
Unappropriated			750,527		1,436,494		1,256,850
Reappraisal of assets	16		325,096		622,227		582,377
Gross unrealized net gain on investments			15,550		29,762		35,563
Total stockholders’ equity			4,152,154		7,947,140		7,032,829

Total liabilities and stockholders’ equity		USD	35,577,778	COP	68,095,156	COP	61,864,365

Memorandum accounts	25	USD	196,463,347	COP	376,026,917	COP	304,507,396

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2 (c).

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2010, 2009 and 2008

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2010 (1) (Unaudited)		2010		2009		2008
		U.S. Dollar

Interest income:
Loans		USD	2,033,519	COP	3,892,114	COP	4,900,062	COP	4,999,520
Investment securities			231,148		442,413		728,558		431,589
Overnight funds and interbank loans			21,943		41,998		76,173		106,208
Financial leases			298,937		572,160		722,905		776,426
Total interest income			2,585,547		4,948,685		6,427,698		6,313,743

Interest expense:
Checking accounts			20,302		38,858		43,211		39,257
Time deposits			362,463		693,746		1,376,567		1,256,742
Saving deposits			168,059		321,662		450,865		589,718
Total interest expense on deposits			550,824		1,054,266		1,870,643		1,885,717

Interbank borrowings			10,208		19,537		47,650		74,792
Borrowings from development and other domestic banks			72,640		139,032		252,842		344,900
Overnight funds			21,134		40,451		94,099		166,129
Long-term debt			166,300		318,295		360,182		281,803
Total interest expense			821,106		1,571,581		2,625,416		2,753,341

Net interest income			1,764,441		3,377,104		3,802,282		3,560,402

Provision for loan, accrued interest losses and other receivables, net	7		(412,122)		(788,794)		(1,317,846)		(1,263,405)
Recovery of charged-off loans			144,311		276,209		214,251		108,143
Provision for foreclosed assets and other assets			(35,103)		(67,187)		(98,437)		(46,297)
Recovery of provisions for foreclosed assets and other assets			16,749		32,057		48,658		68,392
Total net provisions			(286,165)		(547,715)		(1,153,374)		(1,133,167)
Net interest income after provisions for loans and accrued interest losses			1,478,276		2,829,389		2,648,908		2,427,235

Fees and other service income:
Commissions from banking services			160,355		306,917		251,734		238,918
Electronic services and ATMs fees			29,791		57,019		58,944		86,070
Branch network services			61,990		118,647		110,837		104,010
Collections and payments fees			118,359		226,537		187,348		157,281
Credit card merchant fees			9,590		18,355		28,200		32,215
Credit and debit card annual fees			294,913		564,457		548,820		446,647
Checking fees			36,273		69,425		69,544		67,963
Fiduciary activities			86,247		165,075		171,927		98,799
Pension plan management			47,091		90,131		96,678		87,826
Brokerage fees			19,216		36,779		45,966		54,742
Check remittance			9,244		17,693		25,812		26,148
International wire transfers			30,595		58,559		53,614		47,962
Total fees and other service income		USD	903,664	COP	1,729,594	COP	1,649,424	COP	1,448,581

Fees and other service expenses			(78,189)		(149,653)		(143,151)		(134,939)
Total fees and income from services, net			825,475		1,579,941		1,506,273		1,313,642

Other operating income:
Foreign exchange gains (loss), net			32,451		62,110		(216,411)		113,584
Gains of forward contracts in foreign currency			26,903		51,491		265,969		142,431
Gains on sales of investments on equity securities			23,885		45,716		584		92,125
Gains on sale of mortgage loans			44,860		85,862		53,784		41,080
Dividend income			18,129		34,699		24,045		39,586
Revenues from commercial subsidiaries			45,782		87,625		96,605		101,730
Insurance income			1,467		2,808		12		13,948

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2010, 2009 and 2008

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2010 (1) (Unaudited)		2010		2009		2008
		U.S. Dollar
Communication, postage, rent and others			92,829		177,673		156,088		105,958
Total other operating income			286,306		547,984		380,676		650,442
Total operating income			2,590,057		4,957,314		4,535,857		4,391,319

Operating expenses:
Salaries and employee benefits			595,590		1,139,947		1,034,942		928,997
Bonus plan payments			66,270		126,839		90,341		125,393
Termination benefits			14,395		27,551		19,725		23,539
Administrative and other expenses	27		760,209		1,455,025		1,418,145		1,268,982
Insurance on deposits, net			44,096		84,399		74,228		52,151
Donation expenses			6,796		13,008		3,506		26,653
Depreciation	10		102,271		195,744		185,027		141,133
Goodwill amortization			29,240		55,966		69,231		73,149
Total operating expenses			1,618,867		3,098,479		2,895,145		2,639,997
Net operating income			971,190		1,858,835		1,640,712		1,751,322

Non-operating income:
Other income			139,747		267,472		198,761		172,550
Minority interest			(6,906)		(13,217)		(15,081)		(18,511)
Other expense			(87,869)		(168,179)		(105,529)		(140,662)
Total non-operating income, net	28		44,972		86,076		78,151		13,377

Income before income taxes			1,016,162		1,944,911		1,718,863		1,764,699
Income tax expense	21		(265,633)		(508,417)		(462,013)		(474,056)
Net income		USD	750,529	COP	1,436,494	COP	1,256,850	COP	1,290,643

Earnings per share		USD	0.95	COP	1,823	COP	1,595	COP	1,638

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2 (c).

BANCOLOMBIA S.A. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2010, 2009 and 2008

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except share data)

	Non Voting Preferred Shares			Voting Common Shares			Retained Earnings				Surplus				Total
	Number	Par Value		Number	Par Value		Appro- Priated		Unappro- Priated		Reappraisal of assets		Gross unrealized gain or( loss) on available for sale investments		Stockholders’ equity

Balance at December 31, 2007	278,122,419	COP	151,422	509,704,584	COP	309,262	COP	3,359,604	COP	1,086,923	COP	319,646	COP	(27,587)	COP	5,199,270
Net income	-		-	-		-		-		1,290,643		-		-		1,290,643
Transfer to appropriated retained earnings	-		-	-		-		1,086,923		(1,086,923)		-		-		-
Reappraisal of assets and valuation of investments	-		-	-		-		-		-		128,865		(30,427)		98,438
Dividends declared	-		-	-		-		(447,486)		-		-		-		(447,486)
Other	-		-	-		-		(24,020)		-		-		-		(24,020)
Balance at December 31, 2008	278,122,419		151,422	509,704,584		309,262		3,975,021		1,290,643		448,511		(58,014)		6,116,845
Net income	-		-	-		-		-		1,256,850		-		-		1,256,850
Transfer to appropriated retained earnings	-		-	-		-		1,290,643		(1,290,643)		-		-		-
Reappraisal of assets and valuation of investments	-		-	-		-		-		-		133,866		93,577		227,443
Dividends declared	-		-	-		-		(491,604)		-		-		-		(491,604)
Other	-		-	-		-		(76,705)		-		-		-		(76,705)
Balance at December 31, 2009	278,122,419		151,422	509,704,584		309,262		4,697,355		1,256,850		582,377		35,563		7,032,829
Net Income	-		-	-		-		-		1,436,494		-		-		1,436,494
Transfer to appropriated retained earnings	-		-	-		-		1,256,850		(1,256,850)		-		-		-
Reappraisal of assets and valuation of investment	-		-	-		-		-		-		39,850		(5,801)		34,049
Dividends Declared	-		-	-		-		(501,688)		-		-		-		(501,688)
Other	-		-	-		-		(54,544)		-		-		-		(54,544)
Balance at December 31, 2010	278,122,419	COP	151,422	509,704,584	COP	309,262	COP	5,397,973	COP	1,436,494	COP	622,227	COP	29,762	COP	7,947,140
Balance at December 31, 2010(1) (Unaudited)		USD	79,114		USD	161,580	USD	2,820,287	USD	750,527	USD	325,096	USD	15,550	USD	4,152,154

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1) See note 2 (c).

BANCOLOMBIA S.A.AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2010, 2009 and 2008

(Stated in millions of  Colombian pesos and thousands of U.S. Dollars)

	2010 (1)		2010		2009		2008
	(Unaudited)

Cash flows from operating activities:
Net income	USD	750,529	COP	1,436,494	COP	1,256,850	COP	1,290,643
Minority interest		6,906		13,217		15,080		18,511

Adjustments to reconcile net income to net cash used in operating activities:

Provision for loan, accrued interest and accounts receivable losses		414,167		792,708		1,317,845		1,260,655
Provision for foreclosed assets and other assets		23,212		44,428		97,917		16,265
Depreciation and amortization		179,257		343,095		364,607		313,592
Recovery of provision for foreclosed assets and other assets		(21,851)		(41,823)		(48,657)		(69,253)
Gains on sale of mortgage loans and other assets		(61,813)		(118,309)		(51,822)		(37,044)
Unrealized gains on investment securities		(277,710)		(531,531)		(760,647)		(568,061)
Unrealized gains on derivative contracts		(5,621)		(10,759)		(241,024)		(129,688)
Foreclosed assets donation		3,488		6,676		1,211		7,311
(Increase) Decrease in loans and financial leases		(4,097,903)		(7,843,304)		766,073		(6,533,700)
Decrease in customers’ acceptances and derivatives		25,574		48,948		312,156		61,272
(Increase) Decrease in accounts receivable		(1,795)		(3,435)		111,339		(306,303)
(Increase) Decrease in other assets		(115,923)		(221,871)		23,418		(98,256)
Increase in deposits		1,049,118		2,007,990		2,695,386		4,966,018
Increase in other liabilities		7,076		13,545		42,240		92,512
(Decrease) Increase in accounts payable		(43,604)		(83,457)		(13,476)		86,572
Increase (Decrease) in estimated liabilities and allowances		27,606		52,837		(17,850)		47,263
Change in trading investment securities		564,567		1,080,569		(219,073)		(546,279)
Net losses on sales of foreclosed assets		64,457		123,370		48,984		54,575
(Increase) Decrease in assets to place in lease contracts		(91,892)		(175,879)		20,530		(329,373)
Net cash (used in) provided by operating activities		(1,602,155)		(3,066,491)		5,721,087		(402,768)

Cash flows from investing activities:
Purchases of available for sale debt securities		(1,162,919)		(2,225,803)		(1,309,991)		(644,602)
Proceeds from sales of available for sale debt securities		1,148,493		2,198,192		1,297,458		825,723
Purchases of held to maturity debt securities		(798,458)		(1,528,232)		(2,044,603)		(1,038,122)
Proceeds from maturities of debt securities		571,192		1,093,250		1,396,112		520,224
Purchases of available for sale equity securities		(21,739)		(41,608)		(79,948)		(16,565)
Proceeds from sales of equity securities		30,547		58,467		9,251		145,672
Purchases of property, plant and equipment		(547,151)		(1,047,237)		(364,326)		(773,003)
Proceeds from sales of property and equipment		261,716		500,919		160,635		60,885
Software purcharses under INNOVA project		(52,881)		(101,216)		(92,136)		(29,749)
Net cash used in investing activities		(571,200)		(1,093,268)		(1,027,548)		(949,537)

Increase (Decrease) in overnight funds		326,187		624,316		(1,171,450)		478,070
Increase (Decrease) in interbank borrowings		664,336		1,271,526		(1,831,437)		985,467
Placement of long-term debt		1,237,829		2,369,179		1,414,939		864,258
Payment of long-term debt		(373,810)		(715,465)		(738,703)		(243,438)
Dividends paid		(262,118)		(501,688)		(491,604)		(447,486)
Net cash provided by (used in) financing activities		1,592,424		3,047,868		(2,818,255)		1,636,871

Effects of exchange rate changes on cash and cash equivalents		(55,086)		(105,434)		(122,500)		106,622
(Decrease) Increase in cash and cash equivalents		(580,931)		(1,111,891)		1,875,284		284,566
Cash and cash equivalents at beginning of year		3,851,847		7,372,359		5,619,575		5,228,387
Cash and cash equivalents at end of year	USD	3,215,830	COP	6,155,034	COP	7,372,359	COP	5,619,575
Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest		881,304		1,686,798		2,614,527		2,639,069
Income taxes		166,292		318,279		357,298		214,679

See accompanying notes to consolidated financial statements.

(1) See note 2 (c ) and 2 (d)

BANCOLOMBIA S.A. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Stated in millions of  Colombian pesos and thousands of U.S. dollars. Except for the Representative Market Rate)

(1)  Organization and Background

Bancolombia S.A. (“the Bank”) is a private commercial bank incorporated under Colombian law on January 24, 1945 and is incorporated until 2044. On April 3, 1998, Banco Industrial Colombiano S.A. (“BIC”) merged with Banco de Colombia S.A. and the surviving entity was renamed Bancolombia S.A. The registered office and business address of Bancolombia S.A. is in Medellín, Colombia.  Bancolombia S.A. and its subsidiaries are defined herein as the Bank.

As for recent amendments to the Bank’s by-laws’ the most important have been as follows: (i) by means of Public Deed No. 633 drawn up on April 3, 1998 before the Notary Public No. 14 of the Circuit of Medellín, BIC took over Banco de Colombia S.A. which was dissolved without being liquidated, and changed its corporate name to Bancolombia S.A.; (ii) by means of  Public Deed No. 3974 drawn up on July 30, 2005 before the Notary Public No. 29 of the Circuit of Medellín the merger between Bancolombia, Conavi and Corfinsura (spin-off) was duly made official. By virtue of this merger, Bancolombia took over the total amount of assets, rights and obligations of Conavi and Corfinsura, which were dissolved but not liquidated; and (iii) the last amendment was made by means of Public Deed No. 1614 drawn up on March 15, 2007 before the Notary Public No. 29 of the Circuit of Medellín, the main purpose of which was to simplify the workings of its Board of Directors, eliminating alternate members and reducing the number of principal members to nine.

Bancolombia S.A.’s business purpose is to carry out all operations, transactions, acts and services inherent to the banking business through banking establishments that carry its name and according to all applicable legislation.

Bancolombia S.A also has an agency in Miami, Florida, United States of America.

The consolidated financial statements include the assets, liabilities, earnings, contingent accounts and memorandum accounts of the Bank and other entities in which the Bank holds, directly or indirectly, 50% or more of the outstanding voting shares (the “Subsidiaries”).  Bancolombia S.A. has the following subsidiaries making up the Bancolombia Group, which is currently registered as a corporate group:

			Participation	Participation
			percentage	percentage
Entity	Location	Business	Dec-2010	Dec-2009

Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing	100	100
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81	98.81
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100	100
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100	100
Compañía de Financiamiento Tuya S.A. (Formerly Compañía de Financiamiento Sufinanciamiento S.A.)	Colombia	Financial services	99.99	99.99
Factoring Bancolombia S.A. Compañía de Financiamiento	Colombia	Financial services	100	100
Renting Colombia S.A. (1)	Colombia	Operating leasing	100	80.5
Transportempo S.A.S.	Colombia	Transportation	100	80.5
RC Rent a Car S.A.S. (2)	Colombia	Car rental	-	80.5
Valores Simesa S.A.	Colombia	Investments	68.75	69.66
Inversiones CFNS S.A.S.	Colombia	Investments	100	100
CFNS Infraestructura S.A.S. (3)	Colombia	Investments	100	-
Inmobiliaria Bancol S.A.	Colombia	Real estate broker	99.00	99.03
Todo 1 Colombia S.A.	Colombia	E-commerce	90.09	89.92

			Participation	Participation
			percentage	percentage
Entity	Location	Business	Dec-2010	Dec-2009

Vivayco S.A.S. (3)	Colombia	Portfolio Purchase	75	-
Cobranzas Bancolombia S.A. (Under “Liquidation process”) (3)	Colombia	Technical and Administrative Services	99.99	-
Patrimonio Autónomo CV Sufinanciamiento (4)	Colombia	Loan management	-	100
Inversiones Valores y Logística S.A.(Under “Liquidation process”) (5)	Colombia	Investments	-	98.25
Bancolombia Panamá S.A.	Panama	Banking	100	100
Valores Bancolombia Panamá S.A. (Formerly Suvalor Panamá S.A.)	Panama	Securities brokerage	100	100
Suvalor Panamá Fondo de Inversión S.A.	Panama	Holding	100	100
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100	100
Future Net S.A.	Panama	E-commerce	100	100
Banagrícola S.A.	Panama	Investments	99.16	99.16
Banco Agrícola Panamá S.A.	Panama	Banking	99.16	99.16
Banco Agrícola S.A.	El Salvador	Banking	97.33	97.28
AFP Crecer S.A.(6)	El Salvador	Pension fund	98.97	98.96
Aseguradora Suiza Salvadoreña S.A. Asesuisa(6)	El Salvador	Insurance company	96.08	96.07
Asesuisa Vida S.A.(6)	El Salvador	Insurance company	96.08	96.07
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.33	97.29
Credibac S.A. de C.V.	El Salvador	Credit card services	97.33	97.28
Bursabac S.A. de C.V.	El Salvador	Securities brokerage	98.89	98.87
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89	98.87
Renting Perú S.A.C.	Peru	Operating leasing	100	80.6
Capital Investments SAFI S.A.	Peru	Trust	100	80.6
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Peru	Car Rental	100	80.6
Leasing Perú	Peru	Leasing	100	100
FiduPerú S.A. Sociedad Fiduciaria (Formerly Fiduciaria GBC S.A.)	Peru	Trust	98.82	98.82
Bancolombia Puerto Rico Internacional, Inc.	Puerto Rico	Banking	100	100
Suleasing International USA, Inc.	USA	Leasing	100	100
Sinesa Holding Company Ltda. (7)	British Virgin Islands	Investments	-	100
Bancolombia Caymán S.A.	Cayman Islands	Banking	100	100

(1)   In March 2010, Mitsubishi Corporation and Mitsubishi International Corporation sold its stake in Renting Colombia to Leasing Bancolombia S.A. Compañía de Financiamiento, Banca de Inversión Bancolombia S.A. Corporación Financiera, Inversiones CFNS S.A.S. and Factoring Bancolombia S.A. Compañía de Financiamiento.
(2)   Company merged into Renting Colombia S.A. in February 2010.
(3)   Company created in 2010.
(4)   Company liquidated in 2010.
(5)   Company sold in 2010.
(6)   On September 13, 2010, The Board of Directors of Bancolombia S.A. authorized the Bank to proceed with negotiations with Grupo de Inversiones Suramericana S.A. and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantías regarding the sale of the Bank’s ownership interests in AFP Crecer, Asesuisa and Asesuisa Vida in El Salvador which are currently held through foreign subsidiaries. The Bank expects that no impairment losses will be recognized for the sale. (See Note 30)
(7)   Company dissolved in December 2010.  The investments that the company had in Banca de Inversión Bancolombia S.A. Corporación Financiera and Future Net S.A., were transferred to Sistema de Inversiones y Negocios S.A. Sinesa

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

For the preparation and disclosures of financial statements, the Bank follows generally accepted accounting principles in Colombia and the special regulations of the Superintendency of Finance, collectively “Colombian Banking GAAP”.

The financial statements of foreign subsidiaries were adjusted in order to adopt uniform accounting practices as required by Colombian GAAP.

Intercompany operations and balances are eliminated upon consolidation.

The Bank holds the majority voting rights in the following companies: Prosicol E.U, Urbanización Sierras del Chicó Ltda. and Chicó Oriental No.2. Ltda. which were not included in the Consolidated Financial Statements due to the fact that these companies are either being wound up, subject to litigation proceedings or are currently in a non-productive stage.

See note (26) Commitments and Contingencies.

(b) Translation of Foreign Currency Transactions and Balances

Translation of financial statements in foreign currency

The balance sheet accounts are converted to pesos using the exchange rate applicable at the end of the year (except equity accounts which are translated at the historical exchange rate). The exchange rate at December 31, 2010 and December 31, 2009 was COP 1,913.98 and COP 2,044.23 per US$ 1, respectively. For the income accounts the average exchange rate was used. Exchange differences   originating in balance sheet accounts are recorded as “Cumulative Translation Adjustments” in the Consolidated Statements of Stockholder’s Equity and the exchange differences originating in the Consolidated statements of operations accounts are recorded as “Foreign exchange gains (loss)” in the Consolidated statements of  operations.

Transactions in foreign currency

Transactions and balances in foreign currency are converted by the Bank and its Subsidiaries to pesos using the market exchange rates applicable on the corresponding dates, as established by the Superintendency of Finance. The exchange rates at December 31, 2010 and December 31, 2009 are those stated above.

Exchange rate differences arising from adjustments and remeasurement of assets and liabilities denominated in foreign currency are recorded in the consolidated statements of operations.

(c) Convenience Translation to U.S. Dollars

The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. Dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of COP 1,913.98 per US$ 1, which is the exchange rate, calculated on December 31, 2010, the last business day of the year, by the Superintendency of Finance. This translation may not be construed to represent that the Colombian peso represents or has been, or could be converted into, U.S. Dollars at that or any other rate.

(d) Cash and Cash Equivalents

The statement of cash flows was prepared using the indirect method. Cash and cash equivalents consist of cash and due from banks and all highly liquid investments with a maturity of three months or less at the date of acquisition.

Under Colombian Banking GAAP there are no special requirements of forms to prepare the Bank’s statement of cash flows. Accordingly, the Bank reclassified some items in its statements of cash flows for the year 2010, to improve its presentation in preparing the statement of cash flows in accordance with the presentation in the International Financial Reporting Standard No. 7, “Statement of Cash Flows”. Prior year amounts have also been reclassified to conform with the 2010 presentation.

As a part of the reclassifications, changes in trading investment securities and losses from sales of foreclosed assets were reclassified from investing activities to operating activities and a component of other assets from operating activities to investing activities.

Amounts previously published and the revised amounts are detailed bellow:
	2009			2008
	Previous		As revised	Previous		As revised
Net cash provided by operating activities	COP	5,673,995	5,721,087	COP	(7,133)	COP	(402,768)
Net cash used in investing activities		(978,475)	(1,027,548)		(1,602,345)		(949,537)
Net cash used in financing activities		(2,942,736)	(2,818,255)		2,000,666		1,636,871

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

(f) Real Value Unit Rate (UVR)

The operations that the Bank carries out with regard to mortgage loans linked to the Unidad de Valor Real (the “Real Value Unit” or “UVR”) are adjusted on a daily basis according to the daily value of the UVR, as published by the Central Bank. The values assigned by the Central Bank to the UVR, in Colombian pesos, on December 31, 2010 and 2009, were COP 190.8298 and COP 186.2734, respectively. The UVR rate corresponds to the monthly variance of the IPC (Colombian Consumer Index Price) during the calendar month immediately prior to the month for which the UVR rate is being calculated.  In light of the above, the annualized UVR rate increased at December 31, 2010 and 2009 by 0.36% and (2.55%), respectively.

 (g) Overnight Funds and Interbank Loans and Borrowings

Overnight funds and interbank loans and borrowings include: Interbank funds and securities sold and purchased under repurchase agreements (“Repos”).

Interbank Funds

Interbank Funds include loans made to other financial institutions and borrowings from the Central Bank or other financial institutions with maturities between 1 to 30 days.

Repos

Asset Position: Refers to transactions that are accounted for as collateralized lending in which the Bank or its subsidiaries purchase securities with an agreement to resell them to the seller at a stated price plus interest at a specified date, not exceeding one year. The amount recorded in this account related to the money lent and the investment securities purchased are recorded in memorandum accounts. Accrued interest is recorded in accounts receivables.

Liability Position: Refers to transactions that are accounted for as collateralized borrowing in which the Bank or its subsidiaries sell securities with an agreement to repurchase them from the buyer at a stated price plus interest at a specified date, not exceeding one year. The amount is recorded as a liability related to the money borrowed and the investment security sold is reclassified inside the investment securities account into “Investment Securities under Repurchase Agreement”. Accrued interest is recorded in accounts payable.

Under Colombian GAAP repo transactions do not qualify as true purchase/sales and therefore these investments are kept in the Bank’s book.

(h) Investment Securities

1. Classification

Investment securities are classified as “trading”, “held to maturity”, and “available for sale”.

Trading Securities

Trading investments are those acquired mainly for the purpose of profiting from fluctuations in short-term prices.

Held to Maturity Securities

Investments “held to maturity” are debt securities acquired for the purpose of holding until maturity. Reclassification to a different category is permitted only under specific situations. These investments only are sold for liquidity operations, in exceptional cases, as determined by the Superintendency of Finance.

Available for Sale Securities

These are investments which do not fall into either of the above classifications, for which the investor has the stated intention and legal, contractual, financial, and operational capacity to hold the investments for at least one year from the date of classification.

Investments intented to be held for less than one year are classified as trading securities. This classification also covers equity investments with low market liquidity or those with no quoted share price.

2.  Investment Valuation

2.1. Debt Securities

Trading securities are valued daily at fair value and the result is recorded daily. The Bank determines the fair value of trading and available for sale debt securities by using the prices, reference rates and margins provided by Infoval (entity created to provide market prices from the Colombia Stock Exchange). These prices are calculated and published daily.

Held to maturity investments are valued at amortized cost based on an internal rate of return calculated on the purchase date.

2.2 Equity Securities

External Circular 100 of 1995 issued by the Superintendency of Finance provides that investments be valued on a daily basis; however, in the case of investments in shares with little or low market liquidity, or that are not listed on the stock exchange, the valuation source of these investments is the financial statements of the related company. The Bank records the valuation of these investments on a monthly basis.

Since August 24, 2009, equity securities are valued as follows:

a.  Listed equity securities on the Stock Exchange in Colombia

These investments are valued at prices published by authorized entities. In the absence of a price calculated for the day on which these investments are valued, the last known valuation price is used. For low volume trading securities the Bank uses the method described below in section b.

b.  Non-listed equity securities

These investments are valued based on their purchase cost which is increased or decreased based on the investor’s share in all subsequent changes in the issuer’s equity.

For this purpose, the issuer’s equity is calculated based on the latest certified financial statements released by the issuer, within six (6) months prior to the date of determination.

Until August 24, 2009, in accordance with External Circular 030 of 2009 issued by the Colombian Superintendency of Finance, equity securities were valued based on the trade-weighted stock index applicable on the valuation date, as show below:

High-trading stocks: based on the last daily average trade-weighted price as published by the stock exchange.

Medium-trading stocks: based on the average price for the last five (5) days on which such stocks were traded.

Low-trading stocks or those with no quoted share prices: Value was calculated the same way described in b. above.

This change in the valuation estimate increased the “surplus revaluation of asset account” on the stockholders’ equity by approximately COP 88,384 for the year 2009.

Shares held in investment funds and structured securitizations through funds or self-standing trusts are valued using the unit value calculated by the fund manager on the day immediately proceeding the date on which such investments are valued. In the case of the Private Capital Fund, - Fondo Inmobiliario Colombia -, the unit value is calculated based on the fund financial statements in which real estate assets are recorded at their fair value.

2.3 Securities Denominated in Foreign Currency or in UVR

Foreign exchange gains or losses resulting from investment in foreign currency securities and UVR Securities are recorded as net foreign exchange gain or loss in the consolidated statements of operations, and interest income, respectively.

3.  Investment securities, subsequent measurement

All investment securities are initially recorded at their purchase cost. Subsequent measurement is recorded as follows:

3.1 Trading Investments

Changes in the fair value of the investment are recorded in the consolidated statement of operations.

3.2 Investments Held to Maturity

Investments held to maturity are accounted for at amortized cost using the effective interest rate method.

Interest accruals are recorded as interest income on investment securities.

3.3 Investments Available for Sale

3.3.1 Debt Securities

Changes in the fair value of the investment are recorded in stockholders’ equity in the account denominated “surplus gross unrealized gains or loss on investments available for sale”.

Interest accruals are recorded as interest income on investment securities in the statement of operations.

3.3.2 Equity Investments

Changes in the fair value of the investments are recorded in accordance with the trading of the investment as follows:

Investments in high or medium volume trading securities, quoted on a stock exchange, are recorded in the investment account, with a charge or credit in stockholders’ equity in the account “surplus from unrealized gains or loss on available for sale investment".

Changes in the fair value of investments in securities with little or low liquidity on the exchange or not listed on stock exchanges are recorded as other assets in a special account “reappraisal of assets” with a charge or credit in the stockholders’ equity in the account “surplus of revaluations of assets”. A decrease in the fair value of the investment below the purchase cost is recorded as a provision with a charge in the statement of operations. This provision could be reversed in the future if the fair value increases above the investment cost.

Dividends received in cash or shares on investment equity securities are recorded as income on an accrual basis.

4. Impairment Test on Investment Securities

Debt securities, with the exception of debt securities issued or guaranteed by the Republic of Colombia or the Colombian Guarantee Fund for Financial Institutions (“Fogafin”) or issued by the Central Bank, and equity securities with low liquidity or not listed on stock exchanges must be tested for impairment on a quarterly basis as follows:

4.1 Securities with External Ratings

Securities that are rated by a rating firm approved by the Superintendency of Finance may not be recorded for an amount that exceeds the following percentages of their nominal value, net of amortization for debt securities, or purchase cost for equity securities, as of the valuation date:

Long Term	Max. Amount	Short Term	Max. Amount
Rating	%	Ranking	%
BB+, BB, BB-	Ninety (90)	3	Ninety (90)
B+, B, B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD, EE	Zero (0)

However, for debt securities classified as held to maturity, with known fair value, impairment is recorded for the difference between its carrying value and such fair value.

4.2 Securities without any External Credit Rating

These securities are rated according to the methodology defined by the Bank. The securities are rated as “A” except when there is a risk associated with them, in which case they are rated from rating B to E. The maximum value, as defined by the Superintendency of Finance, at which these investments are recorded, according to their rating is:

Rating	Max. Registered Amount % (1)	Investment Characteristics
B Acceptable risk, greater than normal	Eighty (80)	Current factors of uncertainty that could affect the capacity to continue adequately fulfilling debt service and weaknesses that could affect financial situation.
C Appreciable risk	Sixty (60)	Current medium-high probabilities of non-fulfillment of timely payments of capital and interest that may compromise the recovery of the investment.
D Significant risk	Forty (40)	Current non-fulfillment of agreed terms of the security and material deficiencies in their financial situation, the probability of recovering the investment is highly doubtful.
E Unrecoverable	Zero (0)	Recovery highly improbable.

(1)	Based on the net nominal amount as of the valuation date for debt securities or the acquisition cost, net of allowances for equity securities.

In assessing investment securities for impairment, the Bank reviews the ratings issued by ratings agencies and verifies its internal rating model and calculates the percentages in accordance with those credit ratings. If the resulting amount is less than its carrying amount, the carrying amount of the investment is reduced to the face value, net of the amortizations recorded, multiplying by that percentage. An impairment loss is recognized immediately in the consolidated statement of operations for trading and held to maturity securities, for investments available for sale an impairment loss is recognized in the consolidated statement of operations, unless the investment is carried at a revalued amount.

5. Reclassification of Investment securities

The Bank reclassifies investments from available for sale to trading when its main purpose is to obtain gains on short-term price fluctuations.

An investment reclassified from available for sale to trading is subject to accounting and valuation rules and regulations applicable to the trading category. As a result, unrealized gains or losses must be accounted for as either income or expense on the date on which the investment is reclassified.

In 2009 the Bank and its subsidiary Banca de Inversión Bancolombia S.A., reclassified certain investments pursuant to the aforementioned provision. This reclassification resulted in an increase in income totaling COP$ 80,398. No reclassifications were performed in 2010.

(i) Loans and Financial Leases

The Bank grants loans to customers in the following segments: residential mortgage, commercial, consumer and small business loans. A substantial portion of the Bank’s loan portfolio is represented by commercial loans throughout Colombia.

Loans are recorded at the principal outstanding less allowance for impairment. Accrued interest is recorded in account receivables and unearned income is recorded as a liability.

Financial leasing operations are initially recorded as loans for an amount equal to the book value of the asset to be leased to the customer and subsequently, the loan is amortized when the rental payments are due in the amount of the payment corresponding to principal.

Suspension Interest Accruals

The Superintendency of Finance requires that interest, income, lease payments and other items of income cease to be accrued in the statement of operations after a loan is in arrears for more than two months for mortgage and consumer loans, three months for commercial loans and one month for small business loans. However, the Bank adopted a policy, in which commercial, consumer and small business loans that are past due more than 30 days and mortgages that are past due more than 60 days will stop accruing interest in the statement of operations. Instead, interest and principal payments are reflected in memorandum accounts until such time that the customer proceeds to pay amounts due or overdue. After that, the interest collected is recorded as income on a cash basis. The Bank has recorded an allowance for 100% of any accrued interest, after the suspension of accruals.

Credit Risk Evaluation

The Bank analyzes on an ongoing basis the credit risk to which its loan portfolio is exposed considering the terms of the corresponding obligations as well as the level of risk associated with the borrower. This risk evaluation is based on information relating to historical performance data, particular characteristics of the borrower, collateral, debt service with other entities, macroeconomic factors, financial information, etc. For consumer, mortgage and small business loans the analysis is performed only on the basis of the past due days of the loans.

For commercial loans, the following minimum credit risk ratings are assigned, according to the financial situation of the debtor and/or the past due days of the obligation; additionally, all significant counterparty relationships as well as loans under special supervision are reviewed in detail every six months:

Rating	Qualitative Factors
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

C - Appreciable Risk	Loans and financial leases in this category represent insufficiencies in the debtors’ paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.
D – Significant Risk	Loans and financial leases in this category are deemed uncollectible.
E – Unrecoverable	Loans and financial leases in this category are considered default loans.

Allowance for Loan Losses

Commercial and consumer loans

Allowances for loan losses are established based on the parameters issued by the Superintendency of Finance.

The Bank has adopted the Reference’s Models for Commercial and Consumer loans, MRC and MRCO, respectively, issued by the Superintendency of Finance, whose application became mandatory for commercial loans in July 2007 and for consumer loans in July 2008.

Based on these models, the individual provision for loan portfolios is calculated as a sum of the following individual components:

(a)  The individual current credit risk (counter-cycle): corresponding to the portion of the individual provision on the loan portfolio that reflects the current credit risk for each debtor.

(b) The individual future credit risk: corresponding to the portion of the individual provision on the loan portfolio, reflecting future possible changes in the debtor’s credit risk. This portion is included to reduce the impact on the income statement when such a situation occurs. The internal reference models must take into account and calculate this component based on all available information reflecting such changes.

Under no circumstance may the individual future credit risk component for each obligation be less than zero and neither may it exceed the expected loss calculated using matrix B included below; also, the sum of both components may not exceed the total value of the exposure of the loan.

According to the reference models, the allowance for loan losses is calculated as follows:

Expected Loss = [Probability of default] x [Exposure at default] x [Loss given default]

Probability of Default (PD)

Probability of Default is defined as the probability of the debtor within a specific loan portfolio or segment and rating, defaulting on its obligations within the next twelve (12) months. This probability of default is established by the Superintendency of Finance.

Banco Agricola S.A. uses an internal model to calculate the Probability of Default (PD), duly authorized by the Superintendency of Finance.

Probability of Default is calculated based on the following matrixes authorized by the Superintendency of Finance according to the type of portfolio:

The following classification is needed to apply the Reference´s Models for Commercial loans, MRC issued by the Superintendency of Finance:

Classification of commercial loans for level of assets
Size of the Corporation	Level of assets in SMMLV	COP
Large Corporations	More than 15,000	More than 7,725
Medium Corporations	Between 5,000 and 15,000	Between 2,575 and 7,725
Small Corporations	Less than 5,000	Less than 2,575

SMMLV: refers to Salario Mínimo Mensual Legal Vigente. In 2010, the effective legal minimum monthly salary in Colombia was COP 515.000 (in pesos)

Commercial loans

MATRIX A
Rating	Large Corporations	Medium Corporations	Small entities	Natural persons

AA	1.53%	1.51%	4.18%	5.27%
A	2.24%	2.40%	5.30%	6.39%
BB	9.55%	11.65%	18.56%	18.72%
B	12.24%	14.64%	22.73%	22.00%
CC	19.77%	23.09%	32.50%	32.21%
Default	100.00%	100.00%	100.00%	100.00%

MATRIX B
Rating	Large Corporations	Medium Corporations	Small entibies	Natural persons

AA	2.19%	4.19%	7.52%	8.22%
A	3.54%	6.32%	8.64%	9.41%
BB	14.13%	18.49%	20.26%	22.36%
B	15.22%	21.45%	24.15%	25.81%
CC	23.35%	26.70%	33.57%	37.01%
Default	100.00%	100.00%	100.00%	100.00%

Consumer loans

MATRIX A
Rating	Vehicles	Others	Credit Cards

AA	0.97%	2.10%	1.58%
A	3.12%	3.88%	5.35%
BB	7.48%	12.68%	9.53%
B	15.76%	14.16%	14.17%
CC	31.01%	22.57%	17.06%
Default	100.00%	100.00%	100.00%

MATRIX B
Rating	Vehicles	Others	Credit Cards

AA	2.75%	3.36%	3.88%
A	4.91%	7.13%	5.67%
BB	16.53%	18.57%	21.72%
B	24.80%	23.21%	23.20%
CC	44.84%	30.89%	36.40%
Default	100.00%	100.00%	100.00%

Exposure at Default

Exposure at default is defined as the current loan balance of the principal, plus interest receivable accounts and other receivables of the customer.

Loss Given Default (LGD)

Loss Given Default is the economic loss incurred by the Bank when events of default occur. The LGD for debtors classified in the default rating depends on the type of collateral and gradually increases the provision according to the amount of days lapsing after being classified in such rating. For this purposes 100% of the collateral value is considered to cover the principal amount. Loss Given Default is calculated based on the following matrixes authorized by the Superintendency of Finance according to the type of loan portfolio:

Commercial loans

Collateral	LGD Initial	Days After Default	LGD	Days After Default	LGD	Days After Default	LGD	Days After Default
Financial collateral not adequate	55%	0	100%	1 onwards
Financial collateral: FNG y FAG (*)	12%	0-359	70%	360-539	100%	540 onwards
Real estate – commercial and residential	40%	0	60%	1-89	80%	90-209	100%	210 onwards
Assets leased in leasing agreements	45%	0	90%	1-89	100%	90 onwards
Other collaterals	50%	0	90%	1-89	100%	90 onwards
Rights	45%	0	60%	1-89	80%	90-209	100%	210 onwards
Without collateral or not accepted for local purposes	55%	0	100%	1 onwards

Consumer loans

Collateral	LGD Initial	Days After Default	LGD	Days After Default	LGD	Days After Default	LGD	Days After Default
Financial collateral not adequate	65%	0	90%	1-29	90%	30-89	100%	90 onwards
Financial collateral: FNG y FAG (*)	12%	0- 359	70%	360-539	100%	540 onwards
Real estate – commercial and residential	40%	0	80%	1-29	90%	30-89	100%	90 onwards
Assets leased in leasing agreements- real estate	35%	0	80%	1-29	90%	30-89	100%	90 onwards
Assets leased in leasing agreements – other than real estate	45%	0	85%	1-29	90%	30-89	100%	90 onwards
Other collaterals	50%	0	85%	1-29	90%	30-89	100%	90 onwards
Rights	45%	0	80%	1-29	90%	30-89	100%	90 onwards
Without collateral or not accepted for local purposes	65%	0	90%	1-29	90%	30-89	100%	90 onwards

(*)	Collateral provided to the clients by local government entities named:
FNG = Fondo Nacional de Garantías. The Fondo Nacional de Garantías, guarantees credit operations up to 70% to financial intermediaries,  supporting activities of all economic sectors (except agriculture). The fund guarantees credits destined for working capital, acquisition of fixed assets and in general, financial resources needed by medium and small corporations, only if these resources are invested in productive activities.
 FNA = Fondo Nacional Agropecuario.

For sovereign collateral, letter credits and deposits the LGD is zero (0).

The Bank and its subsidiaries Factoring Bancolombia S.A., Leasing Bancolombia S.A. and Tuya S.A. also record other provisions for specific commercial clients besides the minimum provisions required by the Superintendency of Finance, bearing in mind specific risk factors affecting clients including: macroeconomic, industry and any other factors that could indicate early impairment. At December 31, 2010, and 2009 additional provisions were recorded totaling COP 344,597 and COP 374,433, respectively.

Mortgage Residential Loans and Small Business Loans

In compliance with instructions issued by the Superintendency of Finance for mortgage residential loans and small business loans, the Bank must maintain at all times individual provisions corresponding to minimum percentages which might differ if the loan has any collateral (up to seventy percent (70%) of the collateral value is considered to cover the principal). There are no reference models issued for this type of loans.

Similar to the commercial and consumer portfolio, for mortgage residential loans and small business loans, the Bank has adopted a special policy of maintaining an additional provision, for loans pertaining to the credit risk categories C, D and E, regardless of the value of the collateral. Allowances are calculated based on the following matrix authorized by the Superintendency of Finance:

	Mortgage Residential Loans Principal outstanding
Risk Rating	With Collateral	Without Collateral	Accounts receivables

A – Normal	1%	1%	1%
B – Acceptable	2.20%	3.20%	100%
C – Appreciable	60%	60%	100%
D – Significant	100%	100%	100%
E – Unrecoverable	100%	100%	100%

Valuation of Mortgage Collateral for Allowance Purposes

The fair value of the collateral recorded by the Bank is established based on parameters issued by the Superintendency of Finance:

•               In the case of mortgage collateral consisting of residential real estate, the fair value shall be the appraisal established when the loan was disbursed and subsequently adjusted on a quarterly basis according to the residential price index published by the National Planning Department.

•               In the case of mortgage collateral consisting of premises different from residential real estate, the fair value is updated on a periodic basis when the loan is renewed or impaired.

General Allowance

The Bank records a general provision corresponding to one per cent (1%) of the total value of mortgage and small business loans.

The general provision, however, may be increased if approved by the general stockholders’ meeting, and is updated on a monthly basis according to the increases or decreases in the loan portfolio.

 Charge-Offs

Biannually in June and December, the Bank writes off in full debtors classified as “unrecoverable”, based on the following criteria: (i) provision of 100% of all amounts past due (capital, interest and other items); (ii) One hundred eighty (180) days past due for consumer and micro loans; (iii) Three hundred sixty (360) days past due for commercial loans and (iv) Fifty four (54) months for mortgage loans.

The recovery of charged-off loans is accounted for as income in statements of operations.

Sale of loan portfolios under securitizations process

Portfolio loans sold under securitization processes are derecognized at their net book value. Any difference arising between the proceeds of the sale and its book value is recorded as an income or expense, as applicable, in the statement of operations.

Loans that are securitized are derecognized as non recourse credit providing the following conditions are fulfilled:

•	Loans are transferred exclusively to a special purpose entity (SPE).

•	The disposal or transfer of securitized assets shall not be subject to any type of restriction by the transferor.

•	The risks and returns of the loans must also have been totally transferred to the SPE.

•	Under no circumstance shall the transferor conserve discretionary rights to dispose of, control, limit, encumber, substitute, reacquire, or use the assets thus transferred or disposed of.

After 2008, according to Superitendency regulations any residual beneficial interest retained by the Bank in a securitization process must be recorded as a trading investment in an amount equal to the value established for the beneficial interest in the balance sheet of the special purpose entity created for such purpose. Before this date residual beneficial interests were not recognized. As a result, the Bank recognized residual beneficial interests in 2010 and 2009 in investment securities increasing income amounting to COP 19,699 and COP 57,358, respectively.

Troubled Restructured Loans

Loans are restructured when the Bank, because of economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider.

Troubled restructured loans are accounted for according to the restructuring agreement rules, including income accruals. When the agreement includes the capitalization of non-accrual interest previously recorded in memorandum accounts that interest is recorded by increasing the loan balance with a credit to deferred income in other liabilities and amortized with a credit to income on a cash receipts basis.

In order to calculate the corresponding provisions, the ratings for these loans may be upgraded only when the Bank collects the principal of the loan on a regular basis.

For this purpose, the Bank has defined the following policy:

•  Restructured loans rated either B or C, remain in this rating for two months following the date of the restructuring agreement; thereafter, the rating may be improved by one grade when the Bank collects four timely payments.

•  Restructured loans rated D or E remain in this rating for four months following the date of the restructuring agreement; thereafter, the rating may be improved to a C rating when the Bank collects two timely payments, to B when the Bank collects four additional consecutive timely payments, and then to A when the Bank collects an additional four timely payments.

(j) Derivatives

Under Colombian Banking GAAP, derivatives are defined as agreements between two or more parties to purchase or sell financial instruments at a future date or agreements where the underlying is an index in a stock exchange. The Bank performs derivatives operations for trading or hedging purposes but not for speculation in forwards, options or swaps where the underlying assets are only foreign currency and financial instruments.

In 2010, the Bank recognized all of its derivatives instruments on its balance sheet as either assets or obligations depending on the rights or obligations under the derivatives contracts. Before 2010, all derivatives were recognized as assets on a net basis. This change in accounting principle does not have a material effect on the balance sheet. All derivatives shall be measured at fair value; changes in the fair value are recognized currently in the statement of operations, except that premium received or paid in option contracts and changes in the fair value of swap contracts on their first day are deferred and recognized in the statement of operations on a straight line basis during the life of the contract. Accounting Superintendency rules permit hedge accounting, but the Bank does not use it.

Derivative fair value measurements are established as follows:

Forward Contracts

The fair value of forward contracts is determined using the standardized methodology issued by the Colombian Superintendency of Finance, using the quoted forward price points published by authorized pricing providers and/or authorized brokerage firms that represent a major portion of market liquidity.

Swap Contracts

The fair value of swap contracts is determined using the discounted cash flow method at the interest rates applicable for each flow. Interest rate curves are drawn up based on information provided by Bloomberg and Infoval. Counterparty credit risk on the swap is not included in the valuation process.

  The change in the fair value of swap contracts on the first day is recorded as deferred income.

Option Contracts

The fair value of option contracts is determined using the Black-Scholes/Merton method.

Spot Transactions

These are transactions that are recorded with a term for their respective clearance equal to the date on which the transaction is recorded or up to three (3) business days beginning on the day after the transaction was completed.

(k) Foreclosed Assets

The Bank records foreclosed assets using the following criteria:

•
Foreclosed real estate is recognized at the amount specified in the foreclosure award or at the price that both parties have agreed on the basis of a valuation by reference to market evidence of transaction prices for similar properties.

•
If the amount recognized in the contract for the foreclosed asset is more than the balance of the loan outstanding, that difference is recorded as accounts payable to the debtor. If such amount is insufficient to cover the outstanding loan, the difference must be immediately recorded on the statement of operations as a non-operating expense.

•	Other assets received in payment corresponding to investment securities are valued by applying the criteria indicated in the investment securities accounting policy.

•	Profits on credit sales of foreclosed assets are deferred over the life of the credit and are recognized on a cash basis; losses are recognized in the statement of operations.

•	When the fair value of the asset is lower than its book value, a provision is recorded for the difference.

•	Reappraisals of foreclosed assets are recorded as memorandum accounts.

Legal Term for the Sale of Foreclosed Assets

Financial Institutions must sell the foreclosed assets, by a date no later than two years after the foreclosure date except when upon the board of directors’ request, the Superintendency of Finance extends the term.  However, in any event, the extension may not exceed an additional period of two years.

Impairment of Foreclosed Assets

The Superintendency of Finance requires that a Bank record a provision equal to 60% for real estate and 70%, for other foreclosed assets, of the carrying value of the asset at the time of receipt, which must be recorded in proportional monthly installments within the two years following its receipt. Once the legal term for sale has expired, the provision must be increased to 80% and 100%, respectively.  If the term extension to sell the asset is granted by the Superintendency, this increase may be recorded on a monthly basis within the new term.

Also, it is the Bank’s policy, in the case of foreclosed assets that remain for more than five years in the Bank’s possession to increase the provision up to 100% of its book value. Foreclosed assets under commitment agreements to sell are excluded from this practice.

(l) Loan Fees

Loan origination and commitment fees, as well as direct loan origination and commitment costs, are recorded in the consolidated statement of operations as earned as incurred.

(m) Premises and Equipment

Premises and equipment are recorded at the cost of acquisition, including direct and indirect costs and expenses incurred in their construction plus the inflation adjustment recorded until 2001 for premises and equipment purchased before that year.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. The annual depreciation rates for each asset item are:

Buildings	5%
Equipment, furniture and fittings	10%
Computer equipment	20%
Vehicles	20%
Monitors, laptops and CPU’s	33%

The net book value of land and buildings (cost less accumulated depreciation) is compared against fair values taken from independent professional appraisals. If the fair value is higher, the difference is recorded as a “Reappraisal of Assets” with a credit to the “Surplus for Reappraisal of Assets” in Stockholders’ Equity; otherwise, the difference is charged to expenses as provision for other assets of the period. This provision could be reversed in the future if the fair value of the asset increases. Appraisals must be made at least every three years.

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

Deferred Charges

•	Software is amortized over a maximum of three years.

•	Stationery is expensed when consumed.

•	The discount on the issuance of long-term debt is amortized over the term of the debt on a straight-line basis.

•	Contributions and affiliations are amortized over the period prepaid.

•	The Bank has been developing a major project to renew its technological infrastructure, named Innova. Accounting guidelines in the case of the Innova project are as follows:

•	The fees that are not directly related to software development and other indirect costs (gap analysis, training, replacing internal resources, etc) are recorded as an expense on an accrual basis.

•
Software licenses and fees and other payments that directly relate to software development are deferred and then amortized over a period of 36 months, from the date when the software begins to be used in the Bank’s operations.

(o) Premises and Equipment Held under Operating Leases

The subsidiaries Leasing Bancolombia S. A. and Renting Colombia S. A. lease assets under operating leasing arrangements. Assets under operating leases are recorded at cost. Equipment other than vehicles is fully depreciated over the shorter of the lease term or its useful life.

Since 2010, depreciation on vehicles under operating leasing arrangements is as follows:

1. Residual values of vehicles are established on a technical basis.

2. For vehicles purchased before December 31, 2009, their cost less their residual value is depreciated over a useful life of five years.

3. For vehicles purchased since January 1, 2010, their cost less their residual value is depreciated over the lease term.

4. When the lease agreement is renewed or the vehicle is received and placed under a new lease agreement, the new residual value is established and this book value less the new residual value is depreciated over the new lease term.

Before 2010, all vehicles were depreciated on a straight-line basis in a five year term, based on their cost less their residual values. The effect of the change was not material.

According to the rules of the Colombian Superintendencey of Finance, a general provision of 1% of the book value of premises and equipment under operating leases is established and is charged to the statement of operations.

(p) Goodwill

Goodwill value acquired is determined once the Bank effectively obtains control over the acquired entity in an amount equal to the difference between the price paid and the net book value of the assets and liabilities acquired. Goodwill must be allocated to each of the business segments acquired, which must be fully identified in the accounting records.

Since January 2008, goodwill recorded in the Group Banagrícola acquisition, is amortized on a straight-line basis over 20 years since the Bank considers this method reflecting the pattern in which the asset’s future economic benefits are expected to be received from the business acquired.

Goodwill allocated to business segments is tested for impairment annually, comparing the fair value with the book value of the business segments.

In the case of goodwill acquired by the Bank and its subsidiaries before 2008 when the new regulation came into full force, the amortization term was maintained  in ten years and three years for goodwill recorded in the subsidiaries Banagrícola S.A. and Inversiones Financieras Banagrícola S.A., respectively. Goodwill from the acquisition of Renting Colombia is being amortized by Leasing Bancolombia S.A. over a period of five years on a straight-line basis.

 (q) Reappraisals of assets

This account records the excess over net book value of real estate properties and available for sale investments with a low volume trading on the market or non-listed investments.

Valuations are subject to the accounting policy for each type of asset.

(r) Trusteeships

Net assets put in trust under trust agreements are recorded in other assets at their book value. This account is adjusted periodically by the equity share of the Bank in the trust.

(s) Deferred Income

This account records deferred income and income received in advance in the course of business.  Amounts recorded in this account are amortized over the period to which they relate or in which the services are rendered or the money is collected in the case of profits obtained from the sale of foreclosed assets on credit agreements.

The capitalization of yields on restructured loans that have been recorded in memorandum accounts or as charged off loan balances are included in this category as indicated in this note under loans and financial leases.

(t) Deferred Tax

Deferred income taxes in Colombia (both assets and liabilities) are generally recognized for timing differences. However, for financial companies, the Superintendency of Finance has restricted the inclusion of deferred income tax assets and accordingly, the Bank has recorded no such assets.

(u) Legal Retirement Pensions

Under Colombian laws, employees’ pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2010 and 2009 essentially relates to retired employees who rendered services to the Bank before the current regulations took effect. Under Colombian GAAP, retirement pension liabilities are calculated on an actuarial basis. The actuarial liability is amortized on a straight line basis over periods defined by local rules. The Bank’s pension liability as of December 31, 2009 was fully amortized, but during 2010 the Government implemented a new mortality table to calculate the liability. For this reason, the increase in the Bank’s retirement pension liability as of December 31, 2010 will be amortized over a period ending in 2029.

(v) Estimated Labor Liabilities

Other legal estimated labor liabilities are recorded based on applicable legislation and current labor agreements.

In addition to legal benefits, the Bank granted to its employees other benefits such as retirement and seniority bonuses. The liability for retirement bonuses is calculated on an actuarial basis and fully recognized in the statement of operations. Liability for seniority bonuses is accrued and recorded on a straight-line basis during the collective agreement term of the Bank with its employees.

(w) Other Accrued Expenses

The Bank records provisions to cover estimated liabilities, such as fines, sanctions, litigations and lawsuits, provided that the Bank has acquired a right, and therefore has an obligation; and the liability is probable, justifiable, quantifiable and verifiable.

This account also records estimates for taxes and labor expenses.

(x) Other Income, Costs and Expenses

Other income and expenses are recognized on an accrual basis.

Loan origination costs are recorded in the statement of operations when incurred and the corresponding revenues when collected. The Bank has not implemented a policy of collecting commissions on the origination of the loans, and the commissions that it collects from credit cards are recorded in the income accounts using the accrual method.

Profits in leaseback transactions of real estate with a real estate investment fund, after duly evaluating the legal and economic aspects of the transaction under Colombian GAAP, are duly recorded in the income statement. Other income for 2010 includes amounts in respect of a gain on sale of property, plant and equipment as a result of a sale leaseback transaction under which the Bank sold certain real estate to a real estate investment fund and leased back such property. See Note 28.

(y) Memorandum Accounts

Contingent accounts record operations in which the Bank acquires rights or assumes obligations conditioned by possible or remote future events. They also include financial income accrued on nonaccrued assets inthe loan portfolio and financial leasing operations.

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

If this evaluation reveals the probability that a material loss has occurred and the amount of the liability can be estimated, then this is duly recorded in the financial statements. If the evaluation reveals that a potential loss is not probable, or the outcome either is uncertain or probable but the amount of the loss cannot be estimated, then the nature of the corresponding contingency is disclosed in a note to the financial statements along with the probable estimated range of the loss. Loss contingencies that are estimated as being remote are not disclosed.

Memorandum accounts also record third party operations whose nature does not affect the financial situation of the Bank. Contingent and memorandum accounts are included in the caption “memorandum accounts” of the balance sheet. This also includes tax memorandum accounts that record figures for drawing up tax returns, as well as all those internal control or management information accounts and reciprocal transactions carried out between the Bank and its Subsidiaries.

(z) Net Income per Share

Under Colombian GAAP, in order to determine net income per share, the Bank uses the weighted average of Preferred and Common Shares outstanding during the accounting period. During the last two years ended on December 31, the Bank’s weighted average of Preferred and Common Shares outstanding was 787,827,003.

(aa) Insurance Liabilities

Actuarial liabilities

Actuarial liability for long term individual life insurance is calculated based on mortality tables, interest rate and actuarial formulas for each type of insurance.

The interest rate used in calculating the liability is the rate used to calculate the premium of the insurance life according to each type of insurance.

Premiums

Premiums on short-duration insurance contracts are deferred and amortized against income on a straight-line basis during the insurance contract life.

Liability for incurred but not reported claims

The liability for incurred but not reported claims (“IBNR”) is calculated as the average value of payments made by claims over the last three years but not reported in the year they occurred.

Salvage and Recovery

This item records all those revenues received from salvaging goods subject to claims for which the insurance company has paid its clients the corresponding indemnities.

(ab) Business Combinations

Business combinations under Colombian GAAP are recorded as follows: (i) the assets acquired and the liabilities assumed are recorded at book value, (ii) the statement of income of the acquiring company for the period in which a business combination occurs includes the income of the acquired company as if the acquisition had occurred on the first day of the reporting period, and (iii) the costs directly related to the purchase business combination are not considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by Bank management.

However, the Conavi and Corfinsura acquisition which occurred in 2004, was accounted for using the pooling of interests method due to the combination was between entities under common control.

(3) Transactions in Foreign Currency

The Colombian regulations define limits on the amount of foreign-currency assets and liabilities. As of December 31, 2010 and 2009, the Bank was in compliance with these regulations.

Substantially all foreign currency holdings are in U.S. Dollars.The consolidated foreign currency assets and liabilities, converted to US$, of the Bank at December 31, 2010 and 2009 were as follows:

	2010		2009

Assets:
Cash and due from banks	USD	851,919	USD	853,373
Overnight funds		173,309		215,111
Investment securities		1,026,669		1,086,060
Loans, net		6,308,184		4,835,742
Customers’ acceptances and derivatives		(522,527)		(258,251)
Accounts receivable		93,263		78,298
Premises and equipment, net		90,527		70,958
Other assets		721,287		647,983
Total foreign currency assets	USD	8,742,631	USD	7,529,274

Liabilities:
Deposits		5,614,625		5,400,168
Bank acceptances outstanding and derivatives		(138,967)		23,290
Borrowings from development and other domestic banks		37,549		104,431
Interbank borrowings		1,410,120		563,986
Other liabilities		1,545,002		912,574
Total foreign currency liabilities		8,468,329		7,004,449
Net foreign currency asset position	USD	274,302	USD	524,825

At December 31, 2010 and 2009, the Bank net foreign exchange propietary trading amounted to USD 56,370 and USD 287,911 respectively; which meet the legal requirements.

At December 31, 2010 and 2009, foreign currency of foreign subsidiaries represents 73.02% and 85.75%, respectively, of the consolidated assets in foreign currency and 68.40% and 81.67% respectively, of the consolidated liabilities in foreign currency.

(4) Cash and Due from Banks

The balances of cash and due from banks consisted of the following:

	2010		2009

Colombian peso denominated:
Cash	COP	2,229,095	COP	2,119,221
Due from the Colombian Central Bank		1,384,728		1,058,186
Due from domestic banks		61,129		51,042
Remittances of domestic negotiated checks in transit		7,327		11,160
Allowance for cash and due from banks		(436)		(531)
Total local currency		3,681,843		3,239,078

Foreign currency:
Cash		127,756		185,578
Due from the Colombian and El Salvador Central Bank		621,138		619,151
Due from foreign banks		812,428		857,259
Remittances of foreign negotiated checks in transit		69,233		82,526
Allowance for cash and due from banks		-		(23)
Total foreign currency		1,630,555		1,744,491
Total cash and due from banks	COP	5,312,398	COP	4,983,569

(5) Investment Securities

Investments in trading securities consisted of the following:

	2010		2009

Trading Securities

Colombian peso denominated:
Colombian government	COP	1,599,651	COP	2,569,359
Government entities		34,493		27,306
Financial institutions		455,791		297,645
Corporate bonds		110,176		57,331
Equity securities		246,972		324,717
Total local currency denominated		2,447,083		3,276,358

Foreign currency denominated:
Colombian government		22,214		39,473
Foreign governments		2,401		10,534
Government entities		4,800		-
Financial institutions		147		16,435
Corporate bonds		860		19,736
Equity securities		19,163		6,123
Total foreign currency denominated		49,585		92,301
Total trading securities		2,496,668		3,368,659
Allowance for trading securities		(9,067)		(9,835)
Total trading securities, net	COP	2,487,601	COP	3,358,824

The foreign currency denominated securities issued or secured by the Colombian government are bonds denominated in U.S. Dollars, purchased at par value, with annual average interest rates of 3.67% and 3.94% for 2010 and 2009, respectively.

As of December 31, 2010 and 2009, the Bank pledged investment securities amounting to COP 1,292,211 and COP 660,902, respectively, as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.

Investments in available for sale securities consisted of the following:

Available for sale - Debt securities	2010		2009

Colombian peso denominated:
Colombian government	COP	78,107	COP	106,067
Financial institutions		1,048,193		823,104
Other		3,192		6,483
Total local currency denominated		1,129,492		935,654

Foreign currency denominated:
Colombian government		89,268		167,333
El Salvador Central Bank		164,493		190,744
Government entities(1)		86,802		116,570
Foreign governments		509,335		656,694
Financial institutions		147,493		23,310
Corporate bonds		56,186		79,932
Other		62,882		5,257
Total foreign currency denominated		1,116,459		1,239,840
Total Available for sale - Debt securities		2,245,951		2,175,494
Valuation allowance for available for sale securities		(34,983)		(32,396)
Total available for sale securities, net	COP	2,210,968	COP	2,143,098

(1)
This amount includes investments in fiduciary certificates of participation. These certificates were issued for the Environmental Trust for the conservation of the Coffee Forest (Fideicomiso Ambiental para la Conservación del Bosque Cafetero “FICAFE”). This trust was formed with the transfer of the coffee sector’s loan portfolio by a number of banks in El Salvador, including Banco Agrícola. The purpose of this transaction was to carry out the restructuring of those loans, promoted by the government of El Salvador.

The Bank sold COP 2,198,192 and COP 1,297,458 of available for sale securities during the years ended December 31, 2010 and 2009, respectively.

	Participation Percentage at December 31, 2010	2010		Participation Percentage at December31,2009	2009
Available for sale - equity securities

EPSA S.A. ESP	1.96%	COP	62,343	1.96%	COP	62,343
Todo Uno Services	47.72%		45,597	47.72%		48,700
Bolsa de Valores de Colombia	8.38%		41,194	10.00%		31,018
Sociedad Administradora de Fondos de Pensiones y de Cesantías Protección S.A.	23.44%		22,102	23.44%		19,481
Inversiones Inmobiliaria Arauco Almeda(1)	45.00%		20,657	-		-
Titularizadora Colombiana S.A.	21.25%		17,308	21.25%		17,308
Promotora La Alborada	3.33%		14,001	3.33%		14,001
Metrotel Redes(2)	0.00%		-	28.42%		10,568
Urbanización Chico Oriental No. 2 Ltda.(3)	86.45%		7,848	86.45%		7,848
Concesiones CCFC S.A.	25.50%		7,223	25.50%		4,358
Concesiones Urbanas S.A.	33.33%		5,591	33.33%		5,591
Cadenalco S.A. Titularización	3.33%		5,106	3.33%		4,912
Deposito Centralizado de valores de Colombia Deceval S.A.	13.59%		4,738	15.78%		4,738
Redeban Red Multicolor	20.36%		4,396	20.36%		4,396
Banco Latinoamericano de exportaciones BLADEX S.A.	0.27%		1,786	0.27%		1,841
Other			13,293			12,271
Total equity securities			273,183			249,374

Valuation allowance for equity securities			(44,640)			(47,245)
Total equity securities, net		COP	228,543		COP	202,129

(1) During the period ended in December 2010, the payments in advance that Banca de Inversión, the Bank’s investment banking unit, made to Inversiones Inmobiliarias Arauco Alameda S.A. for COP 20,657 were formalized, with the corresponding stock issuance.

(2) In 2010, Banca de Inversión, the Bank’s investment banking unit had a divestiture in its Metrotel Redes investment. As a result of that transaction, the Bank recorded gains on sales of investment securities for COP 19,432.

(3) Urbanización Chico Oriental No.2 Ltda is not consolidated as indicated in Note 2(a).

Dividends received from equity investments amounted to COP 34,699, COP 24,045 and COP 39,586 for the years ended December 31, 2010, 2009 and 2008, respectively.

The following equity securities are impaired under Colombian GAAP and the Bank has recognized the impairment amounts:

	2010			2009
		Valuation			Valuation
	Category	Allowance		Category	Allowance

Todo Uno Services	B	COP	26,325	B	COP	28,503
Urbanización Chicó Oriental No. 2 Ltda.	E		7,848	E		7,848
Urbanización Sierras del Chicó Ltda.	E		203	E		203
Industria Colombo Andina Inca S.A.	E		367	E		367
Sociedad Promotora Siderúrgica Colombiana E.U.	D		-	D		427
Promotora La Alborada	E		9,897	E		9,897
		COP	44,640		COP	47,245

Investments in held to maturity securities consisted of the following:

	2010		2009
Held to Maturity Securities

Colombian peso denominated:
Colombian government	COP	479,404	COP	507,848
Government entities		976,891		827,314
Financial institutions		1,475,318		1,032,354
Corporate bonds		5,883		30,238
Total Colombian-Peso denominated		2,937,496		2,397,754

Foreign currency denominated:
El Salvador Central Bank		587,196		620,267
Government entities		195		1,247
Foreign governments		45,845		82,807
Financial institutions		114,721		53,626
Other		64,874		67,230
Total foreign currency denominated		812,831		825,177
		3,750,327		3,222,931
Valuation allowance for Held to Maturity securities		(1,677)		(12,069)
Total Held to Maturity securities, net	COP	3,748,650	COP	3,210,862

The following table summarizes the maturities and weighted average yields of the Bank’s investment securities as of December 31, 2010:

	As of December 31, 2010
	Maturing in less than 1 year		Maturing between 1 and 5 years		Maturing between 5 and 10 years		Maturing in more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
	(in millions of pesos (COP), except yields)
Securities issued or secured by:
Foreign currency.-denominated:
Colombian government	3,425	3.57%	103,385	3.55%	3,909	6.36%	763	6.23%	111,482	3.67%
El Salvador Central Bank	616,534	0.20%	135,155	2.43%	-	-	-	-	751,689	0.60%
Other government entities	-	-	19,837	3.98%	22,655	4.75%	49,305	4.25%	91,797	4.31%
Other financial entities	5,480	3.91%	183,618	1.74%	73,264	5.53%	-	-	262,362	2.84%
Foreign governments	265,903	2.74%	118,163	1.09%	60,649	2.38%	77,884	6.41%	522,599	2.87%
Others	17,472	5.30%	120,303	7.52%	47,026	4.59%	-	-	184,801	6.57%
Subtotal	908,814	1.08%	680,461	3.13%	207,503	4.33%	127,952	5.57%	1,924,730	2.45%

	As of December 31, 2010
	Maturing in less than 1 year		Maturing between 1 and 5 years		Maturing between 5 and 10 years		Maturing in more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
	(in millions of pesos (COP), except yields)
Securities issued or secured by:
Peso-denominated

Colombian government	606,974	3.40%	880,380	5.00%	17,091	8.77%	1,026	8.15%	1,505,471	4.40%
Government entities	1,001,713	0.81%	9,672	5.58%	-	-	-	-	1,011,385	0.86%
Other financial entities	161,777	4.67%	434,157	7.06%	1,044,957	6.10%	782,551	11.46%	2,423,442	7.91%
Others	16,091	5.70%	90,782	6.63%	11,035	8.09%	-	-	117,908	6.64%
Subtotal	1,786,555	2.08%	1,414,991	5.74%	1,073,083	6.16%	783,577	11.46%	5,058,206	5.42%

Securities issued or secured by:
UVR-denominated

Colombian government	103,609	0.34%	544,107	0.65%	-	-	814	3.97%	648,530	0.61%
Other financial entities	-	-	131,327	4.48%	320,689	3.54%	88,922	8.18%	540,938	4.53%
Subtotal	103,609	0.34%	675,434	1.40%	320,689	3.54%	89,736	8.14%	1,189,468	2.39%

Total (COP)	2,798,978		2,770,886		1,601,275		1,001,265		8,172,404

(1)	Amounts are net of allowances for decline in value which amounted to COP 45,727 million in 2010.
(2)	Yield was calculated using the internal return rate (IRR) as of December 31, 2010.

(6) Loans and Financial Leases

Loan portfolio and financial lease contracts were classified, in accordance with the provisions of the Superintendency of Finance, as follows:

  December 31, 2010

Rating	Mortgage		Commercial		Consumer		Small loans		Financial leases		Total

“A” Normal	COP	3,070,146	COP	28,873,068	COP	7,391,320	COP	222,455	COP	5,357,198	COP	44,914,187
“B” Acceptable		97,124		929,599		313,562		8,198		240,315		1,588,798
“C” Appreciable		62,126		337,637		131,836		5,519		69,783		606,901
“D” Significant		40,002		594,824		232,909		6,034		140,520		1,014,289
“E” Unrecoverable		73,483		257,275		107,548		12,876		25,733		476,915
Total loans and financial leases	COP	3,342,881	COP	30,992,403	COP	8,177,175	COP	255,082	COP	5,833,549	COP	48,601,090

  December 31, 2009

Rating	Mortgage		Commercial		Consumer		Small loans		Financial leases		Total

“A” Normal	COP	3,179,350	COP	23,818,672	COP	5,987,880	COP	174,026	COP	5,020,700	COP	38,180,628
“B” Acceptable		119,099		926,077		436,897		7,656		221,932		1,711,661
“C” Appreciable		68,753		362,110		169,940		5,622		96,628		703,053
“D” Significant		47,498		695,820		231,374		5,940		124,810		1,105,442
“E” Unrecoverable		54,724		209,236		62,524		8,775		5,931		341,190
Total loans and financial leases	COP	3,469,424	COP	26,011,915	COP	6,888,615	COP	202,019	COP	5,470,001	COP	42,041,974

Promissory notes documenting loans amounting to COP 998,775 and COP 1,329,570 at December 31, 2010 and 2009, respectively, have been duly endorsed to development banks, as required by applicable laws.

The following table represents a summary of troubled loans restructured:

	2010		2009

Performed by the Bank	COP	1,533,596	COP	1,232,281
Performed under local regulations		223,166		191,624
Interest and other receivables items		18,073		17,613
Trouble loans restructured		1,774,835		1,441,518

Allowances for loan losses		(627,068)		(575,017)
Troubled loans restructured net	COP	1,147,767	COP	866,501

(7)	Allowance for Loans, Financial Leases and Accrued Interest Losses

The following table sets forth an analysis of the activity in the allowance for loans and financial leases losses:

	2010		2009		2008

Balance at beginning of year	COP	2,431,667	COP	2,134,360	COP	1,457,151
Provision for loan losses		1,842,406		2,448,581		1,986,710
Reversals of provision		(1,085,211)		(1,186,674)		(807,245)
Charge-offs		(658,151)		(925,592)		(547,860)
Effect of changes in foreign exchange rates		(21,498)		(39,008)		45,604
Balance at end of year	COP	2,509,213	COP	2,431,667	COP	2,134,360
Ratio of charge-offs to average outstanding loans		1.49%		2.10%		1.36%

Recovery of charged-off loans	COP	276,209	COP	214,251	COP	108,143

Recoveries of charged-offs loans are recorded separately in the consolidated statement of operations.

The following table sets forth the activity in the allowance for accrued interest losses:

	2010		2009		2008

Balance at beginning of year	COP	45,937	COP	54,323	COP	33,303
Provision		33,540		46,840		58,721
Charge-offs		(18,057)		(25,707)		(12,782)
Reversal of provisions		(22,118)		(28,980)		(25,581)
Effect of changes in foreign exchange rates		(350)		(539)		662
Balance at end of year	COP	38,952	COP	45,937	COP	54,323

(8) Customers’ Acceptances and Derivatives

The Bank’s rights and commitments from customers’ acceptances and derivatives operations were as follows:

	2010		2009
Assets

Customer Acceptances	COP	47,486	COP	47,610

Assets Derivatives
Spot Transactions		44		108
Forward Contracts		136,593		52,154
Swaps		569,262		109,792
Options		31,503		(4,297)
Total Assets Derivatives		737,402		157,757
Total Customer Acceptances and Derivative Assets		784,888		205,367

Liabilities

Customers Acceptances		47,486		47,610

Liabilities Derivatives
Forward contracts		104,634		-
Swaps		457,944		-
Options		35,310		-
Total Liabilities Derivatives		597,888		-

Total Customers Acceptances and Derivative liabilities	COP	645,374	COP	47,610

The effective annual interest rates and the average maturity of forward contracts for the year ended December 31, 2010 and 2009 were:

	Purchases		Sales
	Yield	Maturity(days)	Yield	Maturity(days)

Financial instruments	4.56%	3	4.54%	4
Foreign currency	7.31%	256	13.78%	244

 (9) Accounts Receivable

Accounts receivable consisted of the following:

	2010(1)		2009(1)

Balance in favor on credit card clearing house	COP	342,095	COP	312,638
Advances to suppliers		224,580		238,191
Insurance premium receivables		65,211		51,210
Commissions		49,252		50,737
Other accrued interest receivable		10,067		27,899
Advances on commitments to purchase assets		3,688		27,717
Services and properties sold		14,261		24,848
Advance for investment capitalization purposes		5,877		20,657
Recoveries of insurance on deposits (“Fogafin”)		9,874		16,177
Treasury operations pending payment by counterparties		903		13,615
Other credit card receivable (joint venture Tuya S.A.)		10,028		8,031
Sale of goods and services		7,159		11,407
Accounts receivables in branches		18,179		6,869
Advances to employees		1,253		6,546
Sierras del Chicó and Chicó Oriental		4,761		4,701
Fees on international wire transfers		13,199		3,986
Insurance on securitization process		6,872		3,705
Dividends		2,187		2,101
Overnight funds sold		34		128
Other receivables		71,994		48,341
Total accounts receivable		861,474		879,504
Allowance for accounts receivable losses		(63,759)		(72,619)
Accounts receivable, net	COP	797,715	COP	806,885

(1) Includes all accounts receivable except those originated for interest loans.

The changes in allowance for accounts receivable losses are as follows:

	2010		2009		2008

Balance at beginning of year	COP	72,619	COP	56,318	COP	34,404
Provision for uncollectible amounts		63,224		86,165		68,997
Charge-offs		(24,920)		(29,456)		(16,481)
Effect of Charges in foreign exchange rates		(2,170)		(910)		1,247
Release of provisions		(44,994)		(39,498)		(31,849)
Balance at end of year	COP	63,759	COP	72,619	COP	56,318

(10)	Premises and Equipment

At December 31, 2010 and 2009 Property, Plant and Equipment consisted of the following:

	2010		2009

Premises and Equipment
Land	COP	121,640	COP	129,170
Buildings		650,900		689,723
Furniture, equipment and fixtures		247,773		257,958
Computer equipment		422,980		483,321
Vehicles		9,799		10,461
Construction in progress		61,525		30,791
Equipment in transit		370,223		138,757
Total		1,884,840		1,740,181
Less Accumulated depreciation		(707,111)		(743,595)
Allowance for impairment		(3,104)		(4,545)
Premises and equipment, net	COP	1,174,625	COP	992,041

Property and equipment depreciation expense for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, amounted to COP 106,974, COP 114,844, and COP 98,301, respectively.

(11) Premises and equipment under Operating Leases

Premises and equipment under operating leases where the Bank or any of its subsidiaries act as lessor consisted of the following:

	2010		2009

Machinery and equipment	COP	110,381	COP	67,100
Vehicles		717,959		592,761
Furniture, equipment and fixtures		23,234		17,159
Computer equipment		248,298		212,468
Real estate		253,974		197,414
Total		1,353,846		1,086,902
Lease payments receivables under lease contracts		24,535		24,519
Less accumulated depreciation		(357,888)		(257,999)
Allowance for impairment		(14,385)		(10,368)
Operating Leases, net	COP	1,006,108	COP	843,054

Operating lease depreciation expense for the years ended December 31, 2010, 2009 and 2008, amounted to COP 88,770, COP 70,183 and COP 42,832, respectively.

(12) Prepaid Expenses and Deferred Charges

At December 31, 2010 and 2009 prepaid expenses and deferred charges consisted of the following:

	2010		2009
Prepaid expenses:
Insurance premiums	COP	13,143	COP	8,890
Software licenses		4,504		8,504
Other		2,631		2,413
Total prepaid expenses		20,278		19,807

Deferred charges:
Studies and projects		-		2,084
Software other than under the Innova project		67,786		60,046
Leasehold improvements		3,735		2,246
Stationery and supplies		1,257		1,743
Discounts on issuance of bonds		31,863		10,169
Software purchased and related capitalized costs under INNOVA project		172,982		80,390
Banagrícola acquisition costs		-		6,138
Commisions		1,728		1,984
Swaps fair value adjustment originated on their first contract day		18,021		-
Other		2,214		1,204
Total deferred charges		299,586		166,004
Total prepaid expenses and deferred charges	COP	319,864	COP	185,811

(13) Other Assets

At December 31, 2010 and 2009 other assets consisted of the following:

	2010		2009

Other assets:
Value added tax deductible and withholding taxes	COP	41,533	COP	46,540
Investment in Trust		9,551		2,773
Deposits in derivative operations		268,119		172,714
Assets to place in lease contracts		826,071		650,010
Inventory		1,807		1,826
Joint Ventures		13,484		10,057
Other		25,412		38,345
Total other assets	COP	1,185,977	COP	922,265

(14) Goodwill

The activities in goodwill are as follows:

	2010		2009		2008

Balance at beginning of the year	COP	855,724	COP	1,008,639	COP	977,095
Additions derived from the acquisition of Banagrícola by Bancolombia Panamá		27		279		1,786
Additions derived from the Purchase to noncontrolling interest of Renting Colombia by Leasing Bancolombia(1)		6,038		-		-
Reclassifications		-		-		(1,325)
Other Additions		137		1,996		3,329
Amortization		(55,966)		(69,231)		(73,009)
Effect of change in foreign exchange rates		(54,992)		(85,959)		100,763
Balance at end of the year	COP	750,968	COP	855,724	COP	1,008,639

(1) In March, 2010, Leasing Bancolombia increased its equity interest participation in Renting Colombia, by buying the shares that the foreign partners, Mitsubishi International Corparation and Mitsubishi Corporation, held in Renting Colombia. As of December 31, 2010, the Bank had a participation of 100 % in Renting Colombia.

Goodwill derived from the acquisition of Banagrícola S.A. is allocated by segments at December 31, 2010 as follows:

Segments	Gross		Net of amortization

Banking El Salvador	COP	833,669	COP	623,455
Insurance		25,739		19,249
Pensions		30,308		22,666
	COP	889,716	COP	665,370

At December 31, 2010, Goodwill derived from the acquisition of Banagricola S.A. was tested for impairment by external advisors, using the discounted cash flow methodology. The Bank concluded that there is no impairment of goodwill under Colombian GAAP.

(15) Foreclosed Assets

Foreclosed assets consisted of the following:

	2010		2009

Equity securities	COP	53,206	COP	56,104
Real estate		180,083		167,340
Machinery and Equipment		2,242		5,481
Vehicles		12,814		9,875
Other assets		9,258		12,176
Total		257,603		250,976
Allowance for impairment		(187,326)		(170,308)
Total foreclosed assets, net	COP	70,277	COP	80,668

The following is a summary of equity securities classified as foreclosed assets:

	2010		2009

Chicó Oriental Número 2 Ltda.	COP	14,202	COP	14,202
Urbanización Sierras del Chicó Ltda.		11,703		11,703
Procampo trust		7,044		7,044
Pizano S.A.		3,663		3,663
Convertible Securities Pizano S.A.		3,221		3,221
Fibra Tolima trust		1,572		1,572
Calima Resort trust		1,485		1,485
BIMA trust		675		675
Clinica Shaio trust		456		456
Líneas Agromar trust		209		209
Mercantil Nilo		4,785		7,564
Loan portfolio shares		714		1,004
Acciones Promotora La Alborada		436		436
Other		3,041		2,870
Total	COP	53,206	COP	56,104

The activity in the allowance for foreclosed assets is as follows:

	2010		2009		2008

Balance at beginning of year	COP	170,308	COP	179,827	COP	201,822
Provision		45,077		36,521		19,725
Charge - offs		(502)		-		(128)
Recoveries		(23,057)		(39,451)		(48,717)
Reclassifications		-		26		133
Effect of changes in foreign exchange rates		(4,500)		(6,615)		6,992
Balance at the end of year	COP	187,326	COP	170,308	COP	179,827

(16) Reappraisal of Assets and surplus for Reappraisal of Assets

The following table describes reappraisals of assets:

	2010		2009

Reappraisal of Assets, net	COP	764,529	COP	736,366
Less: proportional assets revaluation purchased under business combination process (1)		(110,903)		(116,052)
Less: minority interests		(31,399)		(37,936)
Total surplus for Reappraisal of Assets	COP	622,227	COP	582,378
______________
(1)
Refer to the business combination process with Banca Inversión Bancolombia S.A., Leasing Bancolombia S.A., Fiduciaria Bancolombia S.A., Tuya S.A. (before Compañia de Sufinanciamiento S.A), Valores Bancolombia S.A., Factoring Bancolombia S.A., Inversiones Financieras Banco Agrícola S.A., calculated on the acquisition date. Consolidation rules require this value to be unchanged while the investment is held.

(17)  Interbank Borrowings

Interbank borrowings, primarily denominated in U.S. Dollars, at December 31, are summarized as follows:
	2010		2009
Foreign banks
Short-term	COP	2,584	COP	320,378
Long-term		2,696,358		832,540
Total	COP	2,698,942	COP	1,152,918

For the purposes of this classification, short-term interbank borrowings, obtained from other banks for liquidity purposes, are unsecured and generally have maturities ranging from 90 to 180 days.

As of December 31, 2010 and 2009, the average interest rates on U.S. dollar denominated short-term borrowings from foreign banks were 1.13% and 1.04%, respectively.

For long-term interbank borrowings, the weighted average interest rate was 1.20% and 2.81% in 2010 and 2009, respectively.

Maturities of interbank borrowings at the end of the year 2010 were as follows:
	2010

2011	COP	2,431,095
2012		26,751
2013		147,812
2014		46,104
2015 and thereafter		47,180
	COP	2,698,942

The unused credit lines of interbank borrowings at the end of the year 2010 and 2009 were USD 428,490 and USD 1,227,000 respectively.

The maximum amount of borrowing at any month-end during 2010 and 2009 was COP 2,698,941 and COP 2,102,719, respectively.

The minimum amount of borrowing at any month-end during 2010 and 2009 was COP 938,735 and   COP 744,030, respectively.

(18) Borrowings from Development and other domestic banks

The Colombian government has established programs to promote the development of specific sectors of the economy. These sectors include foreign trade, agriculture, tourism and many other industries. These programs are under the administration of the Colombian Central Bank and various government entities.

Loans under these programs generally bear interest from 3% to 6% above the average rates paid by domestic banks on short-term Time Deposits. Loan maturities vary depending on the program (ranging from one to ten years). The bank funds approximately 0% to 15% of the total loan balance, with the reminder being provided by the respective government agencies. Loans to customers are in the same currency and maturities as the borrowings from the agencies.

As of December 31, 2010 and 2009, borrowings from domestic development banks received from certain Colombian Goverment Agencies consisted of the following:

	2010		2009

Banco de Comercio Exterior de Colombia (“Bancoldex”)	COP	721,632	COP	1,053,562
Fondo para el Financiamiento del Sector Agropecuario (“Finagro”)		648,011		729,495
Findeter		1,033,604		1,007,250
Other		148,399		95,925
Total	COP	2,551,646	COP	2,886,232

Interest rates on borrowings from development and other domestic banks averaged 5.3% and 8.5% in 2010 and 2009, respectively, in local currency and 4.2% and 1.9% in 2010 and 2009, respectively, in foreign currency. Maturities at December 31, 2010 were as follows:

2011	COP	303,780
2012		338,486
2013		408,182
2014		360,007
2015		282,908
2016 and thereafter		858,283
Total	COP	2,551,646

(19)  Other Liabilities

Other liabilities consisted of the following:
	2010		2009

Unearned income(1)	COP	42,674	COP	36,144
Accrued severance Law 50, net of advances		31,990		26,774
Accrued severance before Law 50, net of advances to employees		15,904		16,572
Accrued payroll and other severance benefits		101,216		101,989
Accrued pension obligations net of deferred cost		112,595		112,595
Deferred interest on troubled loans restructured		69,563		59,546
Deferred tax liability		108,440		114,071
Advances		60,751		77,463
Insurance liabilities		80,797		80,876
Deferred profit on sales of assets		3,252		3,290
Deferred commissions on standby letters		3,664		1,258
Other		58,580		35,315
Total	COP	689,426	COP	665,893
______________
(1)	Unearned income principally consists of prepayments of interest by customers.

In accordance with the Colombian Labor Code, employers must pay retirement pensions to employees who fulfill certain requirements as to age and time of service. However, the Social Security Institute and other private funds have assumed the pension obligation for the majority of the Bank’s employees.

Pension obligation

The following is an analysis of the Bank’s pension obligations:

	Projected
	pension
	liability		Deferred cost		Net
Balance at december 31, 2007	COP	110,669	COP	-	COP	110,669

Adjustment per actuarial valuation		12,261		(12,261)		-
Benefits paid		(11,171)		-		(11,171)
Pension expense		-		12,261		12,261
Balance at December 31, 2008	COP	111,759	COP	-	COP	111,759

Adjustment per actuarial valuation		11,883		(11,883)		-
Benefits paid		(11,047)		-		(11,047)
Pension expense		-		11,883		11,883

Balance at December 31, 2009		112,595		-		112,595

Adjustment per actuarial valuation		10,824		-		10,824
Benefits paid		(10,824)		-		(10,824)
Pension expense		-		-		-
Liability adjusment for changes in actuarial assumptions		11,752		11,752		-
Balance at December 31, 2010	COP	124,347	COP	11,752	COP	112,595

In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations. The significant assumptions used in the actuarial calculations were the following:

	2010	2009	2008

Discount rate	4.80%	4.80%	12.43%
Future pension increases	4.51%	6.48%	7.63%

(20) Long-Term Debt

Companies are authorized by the Superintendency of Finance to issue or place ordinary bonds or general unsecured bonds.

Long-term debt consists of bonds issued by Bancolombia S.A. (and its subsidiaries), Banco Agrícola S.A., Leasing Bancolombia, TUYA S.A. and Renting Colombia S.A.

2010
Issuer	Currency	Issued		Balance		Rate
Bancolombia S.A.	Local	COP	3,498,860	COP	2,110,627	4.3% - 10.7%
Bancolombia S.A.	Foreign	USD	1,020,000		1,952,260	6.2% - 6.9%
Leasing Bancolombia S.A.	Local	COP	1,352,969		967,803	4.7% - 9.4%
Banco Agricola S.A.	Foreign	USD	490,000		434,048	3.2% - 5.0%
Renting Colombia S.A.	Local	COP	235,190		199,138	6.5% - 10.0%
Tuya S.A.	Local	COP	54,500		54,500	5.10%
Total Long term debt				COP	5,718,376

2009
Issuer	Currency	Issued		Balance		Rate
Bancolombia S.A.	Local	COP	3,089,404	COP	1,752,153	4.9% - 14.6%
Bancolombia S.A.	Foreign	USD	400,000		817,692	6.90%
Leasing Bancolombia S.A.	Local	COP	912,969		657,094	5.5% - 10.9%
Banco Agricola S.A.	Foreign	USD	520,000		656,365	4.3% - 5.8%
Renting Colombia S.A.	Local	COP	259,540		237,818	5.5% - 9.5%
Tuya S.A.	Local	COP	52,500		52,500	5.10%
Total Long term debt				COP	4,173,622

The scheduled maturities of long term-debt at December 31, 2010 are as follows:

2011	COP	746,914
2012		543,278
2013		658,514
2014		359,314
2015		183,296
2016 and thereafter		3,227,060
	COP	5,718,376

 (21) Accrued Expenses

Accrued expenses consisted of the following:

	2010		2009

Income tax payable	COP	812	COP	40,899
Fines and sanctions(1)		72,919		53,336
Labor obligations		120,118		67,997
FICAFE contingency(2)		54,213		52,811
Accrued expenses Almacenes Éxito		1,743		1,178
Membership Program		5,415		3,284
Other		27,827		19,895
Total	COP	283,047	COP	239,400
       ______________
(1)	See Note 26(d).
(2)
As a result of Banagrícola’s acquisition, the Bank since the year ended December 31, 2007, has established an allowance available to absorb probable losses inherent in the FICAFE investment, booked through its subsidiary, Banco Agrícola S.A. FICAFE investment consists of fiduciary’s securities, issued by the Foundation of Enviromental Preservation of Coffee-Producing Lands established by the Salvadorian government (See Note 5)

Income tax

Colombian tax regulations applicable to the Bank and its subsidiaries provide the following:

(a) The applicable statutory tax rate from 2008 to 2010 and subsequent years is 33%. However, the tax authorities allow entities, in order to avoid any uncertainty derived from changes in the tax framework of the country, to agree and fix the tax rates for a defined period of time (ranging from 10 to a maximum of 20 years) to be applied by each entity in their income tax returns to the regulator, and the compliance of certain covenants by the companies established in the contracts. Pursuant to the above, the Bank and some of its subsidiaries have signed individual agreements with the tax authorities to report their taxes under this option, as follows:

Company	Tax rate	Period	Agreement expiration
Bancolombia	35%	2001-2010	2010
Banca de Inversión	35%	2001-2010	2010
Leasing Bancolombia	35%	2001-2010	2010
Fiduciaria Bancolombia	35%	2000-2009	2009

At December 31, 2010 the Bank and its subsidiaries was in compliance with all the covenants established in these agreements.

(b) The minimum basis to determine taxable income for the year may not be below 3% of an entity’s net assets, calculated based on the tax basis as of the last day of the immediately preceding taxable year (presumptive income). However, any difference with the ordinary taxable income that would have been paid in the case of the 3% net assets threshold, can be deducted in subsequent years, in a similar way as those procedures applied to compensate tax loss carry forwards.

(c)Taxable loss carry forwards are deductible in future years, in periods established by the tax regulations. As of December 31, 2010, the Bank and its subsidiaries in Colombia had accumulated tax loss carry-forwards and excesses of presumptive income generated in previous years, as follows:

Tax loss carry-forwards:

Expiration date	Loss carry-forwards		Excess of presumed income
With no Maximum expiry date	COP	153,773	COP	10,574
2014		699		5,108
2013		896		4,582
2012		551		1,783
2011		22		3,022
	COP	155,941	COP	25,069

(d) Any non-recurring taxable income is reported and taxed separately from any ordinary taxable income, although the same income tax rate as stated in a) is applicable to both. Non recurring taxable income is mainly generated by gains obtained from the disposal of fixed assets owned more than two years and gains resulting from the liquidation of partnerships inheritances, legacies and donations.

(e) Companies can deduct from their taxable income a special allowance calculated on their performing property and equipment purchased during the year in addition to their depreciation charges. For 2010 and 2009, the special allowance represented 40% and 30% of the purchased asset, respectively. If the property and equipment subject to the allowance is disposed before the end of its useful life, an adjustment to income calculated in proportion to the remaining useful life of the asset, should be added to the company’s taxable income basis in the year the asset is sold.This allowance has been eliminated in 2011, except for companies under special agreements with the tax authorities as explained in a) above.

(f) Intercompany transactions with overseas related parties in countries considered tax heavens, are required for income tax purposes, to be considered as taxable income, by considering the prices and profit margins that should have been used in comparable third parties arm’s length transactions.  As of the date of the issuance of these financial statements, the Bank’s Management and its advisors have not yet concluded the transfer pricing analysis for 2010; however, they consider that based on the satisfactory results of the studies in 2009 and the operations for 2010, no significant additional tax provisions should be required.

Foreign tax regulations in the countries where the Bank has its main foreign subsidiaries provide the following:

a) In the Bank subsidiaries in Panama (Bancolombia Panama and Subsidiaries, Banagrícola and Banco Agrícola Panama) income tax is governed by the Panamanian Tax Code. Net income obtained by the aforementioned companies is not subject to income tax in Panama.

b) Bank subsidiaries incorporated in El Salvador pay income taxes on taxable income at a statutory rate of 25% obtained within the country.

c) The Bank subsidiary in Puerto Rico, according to the law governing the International Banking Center is 100% exempt of income taxes, if income is obtained from international banking activities, pursuant to said law.

d) Bank subsidiaries incorporated in Peru pay income taxes on taxable income at a statutory rate of 30% obtained within the country.

Profits obtained in Bank foreign subsidiaries are taxable income in Colombia only when they are distributed as dividends on a cash basis; however, the Bank management does not have plans to return to the Parent Company in Colombia the accumulated profits in the Bank’s foreign operations. Accordingly the Bank has not recorded any deferred tax liability for this matter. At December 31, 2010, profits accumulated in the Bank foreign operations amount to COP 563,158.

The following is a reconciliation of taxable income before income taxes:

	2010		2009		2008

Income before income taxes	COP	1,944,911	COP	1,718,864	COP	1,764,699
Difference between net operating loss carry-forwards and presumed income		24,021		37,866		9,874
Non-deductible provisions, costs and expenses		245,133		163,949		202,605
Non-taxable or exempt income		(630,938)		(456,532)		(352,224)
Excess of accrued income over unrealized income on trading investments		(52,304)		(90,726)		(78,648)
Amortization of excess of presumed income over ordinary income and amortization of net operating loss carry- forwards		(1,574)		(46,703)		(15,433)
Difference between profit on sale of assets for tax purposes and for financial reporting purposes		(63,501)		(3,729)		(29,847)
Unrealized income on derivatives financial instruments		18,851		74,120		(86,314)
Special tax deduction for investments in operating assets		(157,054)		(104,333)		(203,272)
Non controlling interest		16,601		18,082		20,117
Other		45,115		16,589		(18,307)
Taxable income		1,389,261		1,327,447		1,213,250
Statutory tax rate		35.79%		34.63%		34.32%
Estimated current income tax		497,231		459,732		416,381
Deferred income tax expense (benefit)		11,186		2,281		57,675
Total	COP	508,417	COP	462,013	COP	474,056

Income taxes for the years ended December 31, 2009 and 2010 are subject to review by the tax authorities.  The Bank management and its legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review (see Note 26).

Equity taxes

Since 2007 Colombian tax regulations require companies to annually pay a special tax, additionally to the income tax, calculated on their net assets established under tax basis as of January 1 of each year at the statutory tax rate of 1.2%. During 2010 and 2011 new regulations on this matter coming into force require companies to calculate this tax only once for the next year as of January 1, 2011 at the tax rate of 6% and payable in eight semi-annual installments over four years without interest.  The equity tax calculated by the Bank and its subsidiaries amounts approximately to COP 446,052, which, according to accounting rules in Colombia, would be recorded as a deferred asset to be amortized, one portion against stockholder equity and other portion to income on straight line basis over four years.

(22) Subscribed and Paid-in Capital

Subscribed and paid-in capital consisted of the following:

	2010	2009	2008

Authorized shares	1,000,000,000	1,000,000,000	1,000,000,000
Issued and outstanding:
Common shares with a nominal value of COP 500 (in pesos)	509,704,584	509,704,584	509,704,584
Preference shares with a nominal value of COP 500 (in pesos)	278,122,419	278,122,419	278,122,419

Pursuant to Colombian law, minimum regulatory capital for banks is required to be not less than 9% of their total assets weighted by credit risk ratings and credit risk contingencies. Under Decree 1720 of 2001, the calculation of minimum regulatory capital must incorporate market risk in addition to credit risk. This minimum regulatory capital was fully covered in 2010 and 2009. Calculations are made each month on an unconsolidated basis and in June and December on consolidated accounts which include the Bank’s financial subsidiaries in Colombia and abroad.

As of December 31, 2010 and 2009 the Bank’s consolidated minimum regulatory capital ratio was 14.67% and 13.23%, respectively.

(23) Appropriated Retained Earnings

Pursuant to Colombian law, 10% of the unconsolidated net income of the Bank and its Colombian subsidiaries in each year must be appropriated through a credit to a “legal reserve fund” until its balance is equivalent to at least 50% of the subscribed capital. This legal reserve may not be reduced to less than the indicated percentage, except to cover losses in excess of undistributed earnings.

Appropriated retained earnings consist of the following:

	2010		2009		2008

Legal reserve (1)	COP	3,695,686	COP	2,993,074	COP	2,172,068
Additional paid-in capital		1,165,617		1,165,617		1,165,617
Other reserves		536,670		538,664		637,336
Total	COP	5,397,973	COP	4,697,355	COP	3,975,021
    _________________
(1) Includes legal reserve and net income from previous years.

Reserve for Country Risk

Banco Agrícola S.A., Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A., record reserves for country risk in their stockholder’s equity.

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

(24) Dividends Declared

Dividends are declared and paid to stockholders based on net income from the previous year based on the unconsolidated financial statements. Dividends were paid as indicated below:

	2011		2010		2009
Preceding year’s unconsolidated net income	COP	1,177,999	COP	1,000,157	COP	1,043,669

Dividends in cash (in Colombian pesos)	COP 668.64 per share payable in four quarterly installments of COP 167.16 per share from April 2011 on 509,704,584 and 278,122,419 common and preferred shares, respectively		COP 636.80 per share payable in four quarterly installments of COP 159.20 per share from April 2010 on 509,704,584 and 278,122,419 common and preferred shares, respectively		COP 624 per share payable in four quarterly installments of COP 156 per share from April 2009 on 509,704,584 and 278,122,419 common and preferred shares, respectively
Total dividends declared	COP	526,773	COP	501,688	COP	491,604
Dividends payable at December 31(1)			COP	134,115	COP	131,370
    _________________
(1)	The amount of the dividends payable at December 31, is recorded under accounts payable in the Consolidated Balance Sheets.

(25) Memorandum Accounts

Memorandum accounts were composed of the following:
	2010		2009

Trust:
Managed by subsidiary companies	COP	58,268,681	COP	55,153,404

Commitments:
Unused credit card limits		8,052,833		6,797,251
Civil law suits against the Bank		431,291		794,704
Unused letters of credit		1,686,971		1,604,101
Unused lines of credit		865,377		1,030,437
Bank guarantees		1,511,172		1,490,823
Approved loans not disbursed		1,926,117		1,417,015
Nation account payable (546 law)		22,444		28,316
Derivatives(notional amounts)(1)		22,610,690		-
Insurance(coverages on written policies)		47,573,300		40,966,278
Other		1,511,948		1,549,213
Total	COP	144,460,824	COP	110,831,542

Other memorandum accounts:
	2010		2009

Memorandum accounts in favor:
Tax value of assets	COP	52,006,460	COP	49,342,301
Assets and securities given in custody		5,355,106		6,944,344
Assets and securities given as collateral		2,638,014		2,731,855
Trading investments in debt securities		1,944,290		2,696,095
Written-off assets		2,760,740		2,748,818
Future lease payment receivables under lease contracts		7,537,849		7,172,198
Investments held to maturity		2,948,105		2,412,718
Inflation adjustments of assets		83,944		106,916
Interest receivables on trading investments in debt securities		1,655,578		1,141,423
Investments available for sale in debt securities		1,469,400		1,346,180
Remittances sent for collection		317,416		330,572
Amortized debt securities investment		1,364,219		1,109,789
Other memorandum account in favour		22,781,857		8,168,301
Total	COP	102,862,978	COP	86,251,510

Memorandum accounts against:
Assets and securities received as collateral	COP	35,836,448	COP	32,829,483
Loans financial and operating leases classified by credit risk		49,847,113		43,140,675
Assets and securities received in custody		5,807,245		6,185,906
Tax value of stockholders’ equity		8,735,644		7,375,394
Adjustment for inflation of equity		888,539		889,995
Other memorandum account against		27,588,126		17,002,891
Total		128,703,115		107,424,344
Total memorandum accounts	COP	376,026,917	COP	304,507,396

(1) In compliance with Colombian regulations over derivatives and structured products operations, effective January 1, 2010.

(26) Contingencies

For the years ended December 31, 2010 and 2009, the Bank recorded provisions for probable contingencies of COP 72,919 and COP  53,336 respectively. The detail of the contingencies was as follows:

The Parent Company

a)	Contingencies Covered by FOGAFIN:

During the privatization process of Banco de Colombia (which merged with and into the Bank in 1998) and completed on January 31, 1994, Fogafin made a commitment to assume the cost of contingent liabilities resulting from events that occurred before the date of the stock purchase which were claimed within  five  years after the stock purchase. Fogafin’s guarantee covers eighty percent (80%) of the first COP 10,000, not considering allowances, and thereafter, one hundred percent (100%), all annually adjusted according to the consumer price index.

At December 31, 2010, the civil contingencies covered by Fogafin’s guarantee amounted to approximately COP 173, with allowance at the same date amounting to COP 171.

b)	Legal Processes

At December 31, 2010 and 2009, several ordinary civil complaints, class actions and civil actions were filed against the Bank, as part of criminal and executive proceedings, claiming approximately COP 224,421 and COP 664,772 for both years, for which provisions were set up totaling COP 12,624 and COP 31,219, respectively.

Contingencies against the Bank greater than COP 5,000, as of December 31, 2010, are:

Proceeding	Actual		Provision		Probability
Inversiones C.B.S.A	COP	40,806	COP	-	Remote
Carlos Julio Aguilar and others		30,210		-	Possible
Popular action filed by Maria del Rosario Escobar Girona against the Public Defender´s Office and Bancolombia		25,500		-	Remote
Editorial Oveja Negra Ltda and Jose Vicente Katarain Velez		9,635		-	Remote
Invico Ltda, Dalia Bibliowicz Kaplan and Anniel Amiran Bibliowcz		6,601		3,500	Probable
Ordinary lawsuit filed by Gloria Amparo Zuluaga Arcila		5,784		-	Remote
Ordinary lawsuit filed by Ramon Orlando Pardo Osorio and Ocenano films op ltda US 3.000	COP	5,699	COP	-	Remote

These proceedings are outlined below:

Inversiones C.B. S.A.

In 1997, Conavi granted a loan of COP 6,000 to Inversiones C.B S.A. for the purpose of building a real estate project. This loan was scheduled to be paid out to the borrower in periodic installments based on the progress of said project, this amongst other terms and conditions.

Given the fact that construction work ground to a halt and the builder fell into arrears, Conavi suspended the payment of the loan, which in the opinion of the plaintiffs gave rise to consequential damages.  The claim filed by the plaintiffs states that the Bank must pay Inversiones C.B S.A. certain sums of money including loss of profits and corresponding interest, the opportunity cost of capital, the value of the project's liabilities as well as the effect of  inflation.

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

In August 2010, a favorable ruling in the first instance was granted to the Bank, which was later appealed by the plaintiff, with regard to which no decision has been arrived at, as yet. This contingency is remote.

Carlos Julio Aguilar and others.

This popular action was filed by the plaintiff arguing that the restructuring of the financial obligations on the part of the Department of Valle and the performance plan signed by said plaintiff allegedly violates the collective rights of public morality and the Department’s heritage.  Evidence was being heard for this action but was suspended due to the amount of proceedings that had accumulated. Therefore it shall be heard in conjunction with another popular action filed by Carlos Aponte based on this same alleged grievance.  Currently the case is pending the presentation of expert opinion testimony with regard to the amount of interest charged to the Department of Valle by the different banks involved. This contingency is possible.

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

The defendants were notified and the Bank on October 23, 2009 responded to the lawsuit. On February 18, 2010, the public interest conciliation hearing was declared failed.

On March 11, 2010 discovery was opened.

In September 2010, was presented a conflict of jurisdiction in connection with the consideration of the Administrative Court No. 42 of Bogota arguing its incompetence to process of this Constitutional action. This conflict of Jurisdiction was resolved by the Tribunal Administrativo de Cundinamarca  on decision dated September 23, 2010, according to which the Administrative Court No. 42 of Bogota must process this Constitutional action.

On February 10, 2011, The Administrative Court No. 42 of Bogota held a new public interest conciliation hearing in connection with the aforementioned case.

On February 10, 2011, was celebrated a new public interest conciliation hearing, in which was presented a project of agreement approved by the plaintiff, la Defensoría del Pueblo and the General Attorney's office.

On February 22, 2011, the judge did not approve the agreement presented by the plaintiff, la Defensoría del Pueblo and the General Attorney's office on February 10.

On February 28, 2011, the Bank and la Defensoría del Pueblo presented an appeal (recurso de reposición y subsidiariamente de apelacion) against the decision made by judge on February 22, 2011.

.Invico

This action is based on an alleged liability on the part of the Bank and Fiducolombia in managing the "Quiebra Invico" trust , claiming that the Bank and Fiducolombia  did not duly defend the interests of the trustee and its beneficiaries, upon not completing the price of the property subject to a action claiming tremendous damage for which the trustee was given a favorable ruling and instead decided to settle the contract by returning the La Granjita property. We have argued that the defendants are under no obligation to exercise the alternate right pursuant to Article 1948 of the C.C., and therefore they fully complied with the trust arrangement. The Supreme Court of Justice failed to  admit the appeal filed by Invico’s attorney and ordered the file to be returned to the Civil Division of the High Court of Bogotá Invico’s attorney appealed this process.  Since the appeal was rejected, the ruling in the second instance in favor of the Bank was duly upheld. This contingency is probable.

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

The proceedings initiated by Seguros Comerciales Bolívar S.A., in representation of Cadbury Adams are still pending, in which a total of COP 30,901 is being claimed. However, the claimed compensation for merchandise based on selling prices or the loss of profits are not the responsibility of the depository.  For this contingency, the Parent Company shall have at its disposal the COP 11,467 that remains from the compensation payable on the part of Suramericana de Seguros as well as a provision of COP 1,200. These proceedings were being heard by Civil Court No. 22 of the Circuit of Bogota before a settlement agreement was signed by the parties bringing the case to an end.

Siierras del Chicó Ltda. and Chicó Oriental No. 2 Ltda.

According to the terms and conditions contained in a guarantee agreement for contingent liabilities entered into by the Parent Company and the Fondo Nacional de Garantías FOGAFÍN (the Colombian National Guarantee Fund) on January 18, 1994, said Fund called for an arbitration panel to be set up  in order for the Parent Company to hand over the rights held by the former Banco de Colombia in the companies Sierras del Chicó Ltda. and Chicó Oriental No. 2 Ltda. at December 31, 1993.

The Arbitration Panel ruled in favor of FOGAFIN in an award issued on October 21, 2010. The Bank then filed an appeal to revoke the award and requested that compliance with the award be suspended. Both the appeal and said request are being heard by the  Third Section of the State Council. The Bank has paid the amount it was ordered to pay in the award.

Developments related to the Gilinsky Case

On June 21, 2010, Bancolombia S.A., entered into a settlement agreement with members of the Gilinski family pursuant to  which the parties agreed, among other things to end all disputes relating to the acquisition by the former Banco de Colombia. All such proceedings arbitrations, as well as criminal investigations have now been terminated in accordance with that agreement. The resolution of these matters did not have a material effect on the Bank’s results of operations or financial condition.

c) DIAN

Special Requirement

On December 27, 2007, the Bank received a notice from the Tax Administration of Medellin (“Administración de Impuestos de Medellin”) regarding the income tax (“impuesto de renta”) for the year 2006, in which the amount of COP 30,390  is at issue and a proposed fine of COP 48,623 is discussed.

On September 23, 2008, the aforementioned tax authorities issued an official tax settlement.

On October 15, 2009, a ruling was given on the appeal regarding the officially revised tax settlement, in which DIAN (the Colombian Tax Authorities) accepted part of the disputed tax amount and fine. Now only COP  20,137 in tax as well as a fine of COP 21,696, remains in dispute.

On March 15, 2010, the Bank filed a motion to vacate and re-establish its rights, as well as the officially reviewed tax settlement  dated September 23, 2008. This motion was granted on June 22, 2010.

The Bank and its tax advisors consider that the tax return filed for this period was drawn up in compliance with all applicable legislation.

The provision set up for this contingency amounts to COP 35,644.

Municipalities

 Industry and Commerce Tax corresponding to 2006

This dispute relates to the increase in the Industry and Commerce tax base with regard to returns corresponding to the savings section.

Special  requirement  was issued on September 23, 2008 by the Bogotá District Council for the second two-month period of 2006 stipulating COP 2,937 in tax owing and a fine of COP 4,863.

This requirement was contested on December 19, 2008, requesting that the requirement be revoked given the lack of grounds and an arithmetic error in the corresponding settlement.

A resolution in this regard was issued on January 25, 2010, confirming the decision contained in the officially reviewed tax settlement. The Bank filed appeals against Resolutions issued in 2009 and 2010 on Jun 25, 2010

The provision for this contingency comes to COP 6,131. On November 27, 2008 a special requirement was received for the third, fourth, fifth and sixth bi-monthly periods of 2006. This requirement stated an amount of COP 5,236 in tax owing and a fine of COP 8,377. This requirement was subsequently contested requesting that the requirement be revoked given the lack of grounds and an arithmetic error in the corresponding settlement.

On April 21, 2009, the Bogota District Council replied to the appeal against the officially reviewed tax settlement, reducing the claimed amounts to COP 1,194 in tax owing and a fine of COP 1,964.

The provision for this contingency comes to COP 2,537.

Industry and Commerce Tax corresponding to 2007

 This dispute  related to the increase in the Industry and Commerce tax base with regard to returns corresponding to savings:

On September 28, 2009 the Bogotá City Council issued a special requirement for the second bi-monthly period of 2007, stating an amount of COP 347 in tax owing and a fine of COP 556. This requirement was subsequently contested on December 28, 2009 and in April 2010 the Bank received the officially reviewed tax settlement which was subsequently contested on June 16, 2010.

On November 25, 2009, a special requirement was received from the Industry and Commerce tax authorities for the third bi-monthly period of 2007, claiming COP 243 in tax owing and a fine of COP 388. The Bank contested this on February 25, 2010, to which an officially reviewed tax settlement was received on June 4, 2010 to which the Bank lodged an appeal for review on August 4, 2010.

On January 28, 2010, a special requirement was received from the Industry and Commerce tax authorities for the fourth, fifth and sixth bi-monthly periods of 2007, claiming COP 155 and COP 248 in tax owing. The Bank contested this on April 28, 2010, to which an officially reviewed tax settlement was received on May 28, 2010. Consequently, the Bank lodged an appeal for review on July 21, 2010. This contingency is remote.

 Industry and Commerce Tax corresponding to 2008

Notices were issued to reconsider the Industry and Commerce’s taxable income for the year 2008 related to saving section.

On July 28, 2010, a notice was received for the first two months period of 2008.  This notice stated an amount of COP 994 in tax owing and a fine of COP 1,591.

On September 24, 2010, a notice was received for the second, third, fourth, fifth and sixth two months period of 2008.  This notice stated an amount of COP 3,049 in tax owing and a fine of COP 4,878. The answer to the especial requirement was given on December, 2010. This contingency is remote.

Pro Senior Citizen Stamp Tax for fiscal years 2005 and 2006

On June 24,  2008 two official review settlements Nos. 001-08 and 002-08 were received for the third, fourth, fifth and sixth bi-monthly periods of 2005 as well as the first, second, third and fourth bi-monthly periods of 2006, respectively, from the Barranquilla District Council, disputing a stamp tax of COP 113 and issuing a fine of COP 182.

On October 23, 2008, proceedings were filed to revoke and re-establish rights with regard to the official review settlements; the claim lodged for  the fiscal year 2005 was admitted and is now underway.

The claim for fiscal year 2006 is still being admitted, an appeal was filed before the Contentious-Administrative Tribunal and is still pending admission.

The provision set up for this contingency with regard to the Industry and Commerce tax return come to COP 255.

 Pro Senior Citizen Stamp Tax for fiscal year 2007

On July 1, 2008 special requirement No. 0123-08 was received for the fifth and sixth bi-monthly periods of 2006 and the first, second, third, fifth and sixth bi-monthly periods of 2007; from the Barranquilla District Council, disputing a stamp tax of COP 91 and issuing a fine of COP 146.

On September 18, 2008 the Parent Company contested this special requirement based on the same terms on which it filed proceedings to revoke and reestablish the right for the bi-monthly periods of 2005 and 2006.

On June 9, 2009, proceedings were filed to revoke and re-establish rights with regard to the special requirement. This was duly admitted and notice is being served. The expense corresponding to these proceedings were paid in April 2010.

The provision set up for this contingency with regard to the Industry and Commerce tax return come to COP 176. This contingency is considered remote

FIDUCIARIA BANCOLOMBIA S.A.

1. Invico Ltda, has a lawsuit pending against the Bank and Fiducolombia S.A (now Fiduciaria Bancolombia S.A) in the Sixth Civil Circuit Court of Bogota (Juzgado Sexto Civil del Circuito de Bogota). The plaintiff seeks a ruling declaring that the Bank and Fiducolombia S.A (now Fiduciaria Bancolombia S.A) must exercise the alternative right contained in Article 1948 of the Civil Code, in reference to the land lot denominated “La Granjita.” pursuant to the trust mandate. The claims amounted to COP 4,000. A First Instance Court ruled against the fiduciary, but such ruling was subsequently revoked in its entirety by the Civil Division of the Superior Court of Bogota. The plaintiff, within the prescribed legal terms, filed an appeal for review by a higher court which is currently pending admittance.

The legal counsel in charge of this case considers that a non favorable ruling is remote.There is no provision fot this contingency.

2. With regard to the Santa Sofia Trust, a class action suit was filed by the owners of the Santa Sofia Condominium against Bogotá City Hall, in which a claim was made against Fiducolombia S.A. (currently Fiduciaria Bancolombia S.A.) and others alleging damage to their property due to flaws with the terrain, and alleging that no building permit should have been granted. A ruling in the first instance rejected these claims and the plaintiffs lodged the corresponding appeal, which is currently underway. This contingency is possible

3. Ordinary proceedings filed by Álvaro Navarro T & Cía. S. en C. against Fiduciaria Bancolombia S.A. in which the plaintiff claims that Public Deed No. 5496 drawn up before Notary Public No, 3 of the Circuit of Cartagena should be revoked. According to said Public Deed, title to the ownership of the property held in trust was given over in the form of payment to the beneficiaries: Banco del Pacifico (currently being wound up), BIC S.A. (now known as Bancolombia S.A.) and Bancafé S.A As a result, the restitution of the above-mentioned property was claimed along with the payment of damages which the plaintiff estimates at COP 10 per month, as of the date on which the property was given over in the form of payment until its restitutions. This contingency is considered remote

4. Arbitration proceedings were filed by XIE S.A. claiming that the Fiduciaria had failed to comply with its explicit and implicit obligations, as contained in the Trust Agreement, by means of which the Trust, Alianza Suba Stretch II was set up, upon denying and/or restraining the rights corresponding to XIE S.A. with regard to the surplus and temporary collateral sub-account for this Trust. Payment for the damages caused by the Fiduciaria’s conduct is also claimed, these being initially estimated at COP 1,000 but were subsequently increased to COP 1,080. These proceedings are pending the hearing of evidence. This contingency is reasonably possible.

5. Arbitration proceedings were filed by Metrovivienda claiming that the Fiduciaria had defaulted on the trust agreement signed by both parties, and as a result of this that the Fiduciaria should pay for damages caused by errors contained in the land tax returns on the property transferred to the Trust. The amount of damages being claimed comes to COP 282. These proceedings are pending a correction in the claim filed by the plaintiff. This contingency is reasonably possible.

6. Ordinary proceedings filed by Aseo Total E.S.P. claiming that the Fiduciaria failed to comply with its obligation to pay Aseo Total E.S.P. a sum of money that was assigned to this Company by Corpoaseo Total S.A. E.SP. corresponding to the recovery of the amounts due on the concession contract issued for cleaning services in Bogotá. These amounts were subject to a seizure of property on the part of Dian, the Colombian tax authorities. The amount being claimed is estimated at COP 1,307 plus the corresponding interest. These proceedings are pending notice of a conciliation hearing. This contingency is reasonably possible.

7. The Consorcio Municali consortium is currently defending two (2) direct redress actions, claiming the payment of obligations on the part of the trustee, which according to the plaintiffs were paid by the consortium to third parties, without due authorization. A ruling of the first instance against the plaintiff was given for one of these actions and the other is still being contested. This contingency is reasonably possible.

8. With regard to the consortium Consorcio Fidupensional Cundinamarca, it is currently defending a coercive collection process filed by the Colombian Social Security Institute (Instituto de Seguros Sociales) claiming the payment of default interest on social security payments to the Department of Cundinamarca. No ruling in the first instance has been given as yet.  This contingency is reasonably possible

TUYA S.A. (formerly Compañía Sufinanciamiento S.A.)

The Company is contesting certain legal proceedings claiming an estimated COP 3,557.  According to information provided by the Company’s external legal consuel in charge of the case, only four of these proceedings involve a probable loss for the Company, and therefore a provision has been set up for COP 78.

Also, the Company has not posted any contingencies for probable losses on proceedings filed by tax inspection authorities.

BANCO AGRICOLA S.A.

In its normal course of business, the Company and its subsidiaries are involved in lawsuits or legal proceedings that are filed by various interested parties. These actions are normally claims relating to commercial law or current tax regulations. In some cases, these actions are based on monetary claims for matters that are ascribed to the Company and its subsidiaries.

As of December 31, 2010 and 2009, Banagrícola has the following judicial or administrative litigations:

In 2007, a claim for damages was filed before the Fifth Commercial Court of San Salvador against the Bank for its alleged responsibility in handling executive commercial proceedings filed by the Bank against a client in 1989. The amount claimed totaled USD 220,000. The Bank filed an action for the enforcement of its rights before the Civil Division of the Supreme Court of Justice  requesting that the case be heard before a Civil Court Judge. On December 5, 2008, the Supreme Court of Justice ruled that there were grounds for the action for the enforcement of rights as requested by the Bank. On December 15, 2008, the Fifth Commercial Court of San Salvador ruled that there was a jurisdictional exception and it upheldthe right of the plaintiff to file his complaint before a court of competent jurisdiction. Formal notice of such was given to the Bank on January 6, 2009.

On December 8, 2009, notice was given to the Bank of a lawsuit filed against it before the Second Civil Court of San Salvador, which consisted of summary indemnity proceedings claiming damages, both material as well as pain and suffering for USD 284,470 and USD 5,000, respectively. This suit is similar to the above mentioned claim for damages filed against the Bank. On December 11, 2009, the Bank contested this suit refuting the claims therein contained. In compliance with that stipulated by the Superintendency of the Financial System, the Bank has duly disclosed these proceedings; however, according to the opinion given by the Bank’s legal counsel, dated February 8, 2010, the Bank has sufficient grounds on which to successfully defend itself against the corresponding claims, and the possibility of losing this case is considered remote.

In August 2009, the Bank desisted from continuing with two contentious administrative lawsuits against the DGII - Dirección General de Impuestos Internos (Internal Tax Administration Department) before the Supreme Court of Justice, based on the complementary determination regarding Transfer Tax on Real Estate and Services Provided (VAT), relating to the fiscal year of 2002, availing itself of the benefits accorded by Legislative Decree No. 652, accepting the corresponding liability with the DGII.  The effect on expense for 2009 came to COP 2,131.

FACTORING  BANCOLOMBIA S.A.

Factoring Bancolombia S.A. is currently a party in the following proceedings:

Two official summonses issued by Colombia's Central Bank to all financial institutions, in response to  the claims received from a group of debtors holding obligations based on the UPAC system. Since Factoring Bancolombia is not in the mortgage loan business, we do not expect these claims to succeed.

VALORES BANCOLOMBIA  S.A.

At December 31, 2010, the Company was defending an ordinary contractual civil liability action for which approximately COP 500 was being claimed. According to information provided by the Company’s external legal counsel in charge of the case the probability of loss is remote. Since the corresponding contingency is also rated as being remote none of these proceedings have been provisioned.

LEASING BANCOLOMBIA S.A.

 Contingencies on claims filed against the Company amounted to COP 1,000 at December 31, 2010, which are broken down as follows:

Name of the process	Initial Amount		Current amount		Contingency Rating

Chevor S.A.	COP	11,750	COP	11,750	Remote
Casa Inglesa Ltda y Rolant Hughes Williams		3,000		3,000	Remote
Carlos Andres Peña*		2,520		2,520	Remote
Aura Liliana Rodriguez*		1,301		1,545	Remote
Jose Maria Arcila*		1,229		1,229	Remote
Jose Manuel Sanabria*		1,052		1,234	Remote
Transportes Cetta		1,789		1,418	Eventual
Aura Rosinda Ospina Avendaño*		4,845		5,021	Remote
Chevor S.A. (annulment)		1,500		1,500	Remote
Martha Edilma Ballesteros*		1,034		1,034	Remote
Patricia Yolanda Ceballos*	COP	1,034	COP	1,034	Remote

The proceedings marked with an asterisk (*) are civil liability claims on traffic accidents for which, according to the experience and supporting evidence in the relevant case law on the part of our defense attorneys, the possibility of a ruling being given against us is remote and therefore the risk is low. The amount claimed in these proceedings could be high, based on the moral damages normally awarded to this type of accident in the case of deaths or the amount of victims.

Proceedings are given a “possible" rating when although evidence for the defense may be good, the actual status or the normal variables pertaining to such processes are legally considered as warranting special care, and thus entail a certain possible risk.

Currently the actions filed by Chevor S.A. are still being concluded based on a settlement between some of the parties involved in the process and therefore they have been rated as remote. For the Company no payment whatsoever is due on the settlement or conciliation of both cases.

Only two processes have been provisioned, one of which can be recovered through the leasing contract since this is an executory collection action involving a condominium, and the other is an ordinary process filed against the Company for damages sustained on the basis of a procedure filed before the Ministry of Transport.  Both actions have been provisioned in the amount of COP 197.

A provision of COP 200 has been set up for the Company’s labor lawsuits.

(27) Administrative and Other Expenses

Administrative and other expenses consisted of the following:

	Year ended December 31
	2010		2009		2008

Industry and trade, property, vehicle and other taxes	COP	213,668	COP	215,633	COP	193,628
Professional fees		199,246		201,676		155,000
Maintenance and repairs		157,365		156,928		147,441
Communication, postage and freight		140,593		123,620		104,902
Rental expenses		93,053		79,944		61,026
Advertising		89,334		81,775		88,003
Public services		75,327		81,903		70,680
Temporary services		74,623		44,582		40,192
Joint venture SUFI- Almacenes Exito S.A. Expenses		59,798		38,073		31,481
Security services		41,635		38,398		31,752
Software		33,375		16,361		8,804
Contributions and membership fees		29,284		31,814		32,989
Stationery and supplies		26,590		25,682		34,914
Insurance		26,116		23,241		29,054
Travel expenses		24,065		21,927		22,124
Operational expenses related to join ventures		19,298		16,904		12,115
Information processes outsourcing		17,754		54,457		46,746
Operational Risk		16,356		9,933		5,360
Amortization of deferred charges		15,917		36,761		73,541
Donations		13,008		3,506		26,653
Call center services		4,100		35,710		32,321
Public relationship		2,531		2,438		2,455
Electronic processing data		340		5,825		4,663
Other		81,649		71,054		13,138
Total	COP	1,455,025	COP	1,418,145	COP	1,268,982
______________

 (28)Non-Operating Income (Expenses)

The following table summarizes the components of the Bank’s non-operating income and expenses:

	Year ended December 31,
	2010		2009		2008

Non-operating income (expenses):
Other income(1)	COP	267,472	COP	198,761	COP	172,550
Non – controlling interest		(13,217)		(15,081)		(18,511)
Other expenses(2)		(168,179)		(105,529)		(140,662)
Total non-operating income (expenses), net	COP	86,076	COP	78,151	COP	13,377
___________________
(1)	Includes gains on sale of foreclosed assets, property, plant and equipment and other assets, securization residual benefit, insurance contracts sale and rent.
(2)      Include operational losses and losses from the sale of foreclosed assets, property, plant and equipment and payments for fines, sanctions, lawsuits and indemnities.

(29) Related Party Transactions

Significant balances and transactions with related parties were as follows:

2010
	Shareholders with participating stock equal to or higher than 10% of Bank’s capital		Non-consolidated investments		Bank’s officers and board of directors		Shareholders with participating stock lower than 10% of the Bank’s capital and with operations higher than 5% technical equity

Balance Sheet
Investment securities	COP	-	COP	347,213	COP	-	COP	2,040
Loans		36		122,038		41,497		334,461
Customer’s acceptances and derivatives		-		-		-		26,121
Accounts receivable		-		10,321		286		1,176
Total		36		479,572		41,783		363,798

Deposits		20,430		149,634		4,498		976,570
Overnight funds		3,127,961		60,164		5,574		121,868
Derivatives		-		-		6		1,676
Accounts payable		13		19		499		-
Bonds		-		1,000		500		257,667
Total		3,148,404		210,817		11,077		1,357,781

Transactions
Income
Dividends received		-		16,758		-		-
Interest and fees		12		4,267		3,560		8,888
Other		-		1,935		244		574
Total		12		22,960		3,804		9,462

Expenses
Interest		447		2,825		39		20,850
Fees		-		2		1,240		17
Other		5		21,736		595		3,870
Total	COP	452	COP	24,563	COP	1,874	COP	24,737

2009
	Stockholders with participating stock equal to or higher than 10% of Bank’s capital		Non-consolidated investments		Bank’s officers and board of directors		Stockholders with participating stock lower than 10% of the Bank’s capital and with operations higher than 5% technical equity

Balance Sheet
Investment securities	COP	-	COP	285,338	COP	-	COP	-
Loans		-		49,108		37,900		-
Customer’s acceptances and derivatives		-		-		52		3,725
Accounts receivable		9		2,752		449		-
Total		9		337,198		38,401		3,725

Deposits		4,539		108,469		10,772		1,433,865
Accounts payable		67		25,269		1,196		-
Bonds		1,947		1,000		500		177,667
Total		6,553		134,738		12,468		1,611,532

Transactions
Income
Dividends received		-		21,521		-		-
Interest and fees		1,119		13,806		4,899		4,285
Other		-		431		261		-
Total		1,119		35,758		5,160		4,285

Expenses
Interest		313		4,669		214		59,321
Fees		-		1,100		1,039		2
Other		1,711		15,027		1,005		-
Total	COP	2,024	COP	20,796	COP	2,258	COP	59,323

2008
	Stockholders with participating stock equal to or higher than 10% of Bank’s capital		Non-consolidated investments		Bank’s officers and board of directors		Stockholders with participating stock lower than 10% of the Bank’s capital and with operations higher than 5% technical equity

Balance Sheet
Investment securities	COP	-	COP	54,331	COP	-	COP	-
Loans		15		21,979		8,020		296,715
Customer’s acceptances and derivatives		9,496		-		-		-
Accounts receivable		8		1,377		136		6,968
Total		9,519		77,687		8,156		303,683

Deposits		31,766		110,715		4,176		1,213,832
Bonds		1,947		-		-		94,667
Total		33,713		110,715		4,176		1,308,499

Transactions
Income
Dividends received		-		9,737		-		-
Interest and fees		9,532		4,004		3,420		26,240
Total		9,532		13,741		3,420		26,240

Expenses
Interest		455		42,114		2,923		98,727
Fees		-		2		892		3
Total	COP	455	COP	42,116	COP	3,815	COP	98,730

(30) Subsequent Events

On January 6, 2011, the Bank priced USD 520,000 in aggregate principal amount of its Senior Notes due 2016. The Senior Notes have a 5-year maturity and a coupon of 4.25%, payable semi-annually on January 12 and July 12 of each year, beginning on July 12, 2011. The transaction was closed on January 12, 2011, subject to customary closing conditions.

The offering was  made within the United States only to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the United States to persons that are not "U.S. persons" as such term is defined in Rule 902(k) of Regulation S under the Securities Act.

On January 24, 2011, the Colombian Superintendency of Finance authorized Mr. Carlos Raúl Yepes Jiménez to take up posesion as President of Bancolombia S.A. Mr. Yepes will join Bancolombia S.A. as President on February 1, 2011. Mr. Yepes’ resignation as a member of the Board of Directors and the Risk Committee of Bancolombia S.A. became effective on January 31, 2011.

On January 28, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed a contract where Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. sell to Protección S.A. its shares equivalent to 99.99% of the capital stock of AFP Crecer, organization administrator of pensions funds in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 103,000 as payment for the shares.

On February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A., signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 98,000 as payment for the shares.

The sales are subject to the fulfillment of certain conditions precedent, including the authorizations required from the Superintendency of the Financial System of El Salvador and the Colombian Superintendency of Finance.

On March 16, 2011, Standard & Poor's Ratings Services raised the long-term and short-term foreign-currency sovereign credit ratings on the Republic of Colombia to 'BBB-' and 'A-3', respectively, from 'BB+' and 'B'. Standard & Poor's also affirmed the 'BBB+' long-term and 'A-2' short-term local-currency ratings on the Republic of Colombia.

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

The following is a summary of the adjustments to consolidated net income and consolidated stockholders’ equity.

a)	Reconciliation of consolidated net income:
	2010		2009		2008

Consolidated net income under Colombian GAAP	COP	1,436,494	COP	1,256,850	COP	1,290,643
a) Deferred income taxes		65,370		59,131		83,358
b) Employee benefit plans		(8,859)		28,443		(18,463)
c) Fixed Assets		(48,466)		(21,361)		14,496
e) Allowance for loans losses, financial lease losses, foreclosed assets and other receivables		(17,351)		(364,860)		(338,799)
f) Loan origination fees and costs		7,006		10,293		(26,942)
g) Interest recognition on non-accrual loans		(5,310)		(4,939)		(78)
h) Deferred charges		35,011		54,796		24,455
i) Investment securities & derivatives		(43,438)		22,438		(141,392)
j) Dividends received from investments in unaffiliated companies		(2,644)		(740)		(359)
k) Investments in affiliates		5,704		35,851		33,815
l) Lessor accounting		17,221		43,812		(1,294)
m) Business combinations
m.ii) Goodwill		61,440		59,583		55,603
m.iii) Intangible assets		(58,559)		(67,451)		(106,133)
m.iv) Fair value adjustments to assets and liabilities acquired		34,810		25,214		18,254
n) Securitization		34,013		23,682		(3,417)
o) Foreign currency translation adjustment		1,579		13,022		(30,370)
p) Non-controlling interest		(1,292)		(1,946)		(1,638)
r) Guarantees		(7,230)		(2,617)		(4,672)
s) Insurance Contracts		(2,903)		5,497		505
v) Equity tax		(2,114)		(2,174)		2,348
w) Contingencies		44,279		-		-
Net income attributable to the controlling interest under U.S. GAAP		1,544,761		1,172,524		849,920
(p) Non-controlling Interest under U.S.GAAP		26,041		(19,043)		26,093
Total net income under U.S.GAAP	COP	1,570,802	COP	1,153,481	COP	876,013

Net income from continuing operations	COP	1,480,778	COP	1,124,433	COP	748,803
Income from operations and disposal of discontinued Operations	COP	63,983	COP	48,091	COP	101,117

b)	Reconciliation of Stockholders’ Equity:
	2010		2009

Consolidated stockholders’ equity under Colombian GAAP	COP	7,947,140	COP	7,032,829
a) Deferred income taxes		47,166		(16,538)
b) Employee benefit plans		(6,203)		(9,068)
c) Fixed assets		301,598		276,368
d) Revaluation of assets		(567,024)		(527,174)
e) Allowance for loans losses, financial lease losses, foreclosed assets and other receivables		(159,109)		(139,872)
f) Loan origination fees and costs		68,129		61,123
g) Interest recognition on non-accrual loans		4,890		10,200
h) Deferred charges		63,117		28,106
i) Investment securities & derivatives		(313,405)		(214,822)
j) Dividends received from Investments in unaffiliated companies		(18,009)		(15,365)
k) Investments in affiliates		124,325		120,162
l) Lessor accounting		(11,098)		1,944
m) Business combinations
m.ii) Goodwill		395,612		327,809
m.iii) Intangible assets		293,126		369,234
m.iv) Fair value adjustments to assets and liabilities acquired		(47,452)		(79,109)
n) Securitization		69,473		25,223
p) Non-controlling interest		(146,441)		(145,149)
r) Guarantees		(20,639)		(13,409)
s) Insurance contracts		(129)		2,774
w) Contingencies		44,279		-
Controlling interest stockholders’ equity under U.S GAAP		8,069,346		7,095,266
p) Non-controlling Interest under U.S.GAAP		160,526		181,778
Total stockholders’ equity under U.S.GAAP	COP	8,229,872	COP	7,277,044

c)	Supplemental Consolidated Statements of Cash Flows, Stockholders’ Equity and Comprehensive Income:

The following are the consolidated statements of cash flows, stockholders’ equity and other comprehensive income under U.S.GAAP for years ended December, 31, 2010, 2009 and 2008.

Supplemental Consolidated Condensed Statements of Cash Flows (1)

	2010		2009(2)		2008

Net income attributable to the controlling interest under U.S.GAAP	COP	1,544,761	COP	1,172,524	COP	849,920
Adjustments to reconcile net income to net cash provided by operating activities		2,179,343		2,804,863		599,509
Net cash provided by operating activities		3,724,104		3,977,387		1,449,429
Net cash used in investing activities		(10,779,060)		(1,977,879)		(9,131,438)
Net cash provided by (used in) by financing activities		5,893,672		(116,794)		7,977,416
(Decrease) Increase in cash and cash equivalents		(1,161,284)		1,882,714		295,407
Effect of exchange rate changes on cash and cash equivalents		(105,434)		(122,502)		60,708
Cash and cash equivalents at beginning of year		7,401,416		5,641,204		5,285,089
Cash and cash equivalents at end of year (3)	COP	6,134,698	COP	7,401,416	COP	5,641,204

(1)
These consolidated statements of cash flows include the following non-cash transactions for the years 2010, 2009 and 2008 respectively: COP 152,154 COP 104,360 and COP 4,050 related to restructured loans that were transferred to foreclosed assets and the effect of foreign exchange rates on cash balances held in foreign currency for COP 60,500, COP 208,241 and COP 88,783.

(2)
During 2009, the Bank has recorded the Net Present Value of the estimated residual income generated by the pools of securitized mortgages that are not subject to consolidation amounting to COP 3,371, which is considered a non-cash transaction.

(3)	The assets of SPEs subject to consolidation under U.S. GAAP, include cash for an amount of COP 78,102, COP 29,057 and COP 21,629 for 2010, 2009 and 2008 respectively.

Supplemental Consolidated Condensed Changes in Stockholders’ Equity

	2010		2009		2008(1)

Controlling Interest
Balance at beginning of year	COP	7,095,266	COP	6,422,815	COP	5,937,554
Net income		1,544,761		1,172,524		849,920
Dividends declared		(501,688)		(491,604)		(447,486)
Other comprehensive (loss) income		(62,954)		(1,064)		88,609
Other movements		(6,039)		(7,405)		(5,782)
Balance at the ended of year	COP	8,069,346	COP	7,095,266	COP	6,422,815
Noncontrolling Interest
Balance at beginning of year		181,778		147,762		63,061
Net income in noncontrolling interest		26,041		(19,043)		26,093
Net change in noncontrolling interest		(47,293)		53,059		58,608
Balance at end of year		160,526		181,778		147,762
Total stockholders’ equity under U.S GAAP	COP	8,229,872	COP	7,277,044	COP	6,570,577

(1)	Revised due to the adoption of ASC 810-10-65 see section p) Noncontrolling interest

Supplemental Consolidated Statement of Comprehensive Income

	2010		2009		2008(1)

Net income attributable to the controlling interest under U.S. GAAP	COP	1,544,761	COP	1,172,524	COP	849,920
Other comprehensive income, net of tax:
Unrealized gain or (loss) on securities available for sale		(10,470)		95,257		23,281
Pension liability		7,855		(9,997)		(5,314)
Foreign currency translation adjustments		(60,339)		(86,324)		70,642
Other comprehensive income (loss)		(62,954)		(1,064)		88,609
Comprehensive income attributable to the controlling interest under U.S. GAAP		1,481,807		1,171,460		938,529
Comprehensive income attributable to the noncontrolling interest under U.S. GAAP		26,041		(19,043)		26,093
Comprehensive income	COP	1,507,848	COP	1,152,417	COP	964,622

(1)	Revised due to the adoption of ASC 810-10-65 see section p) Noncontrolling interest

Total other comprehensive income (loss)
2010

	Before-Tax		(Tax Expense)		Net-of-tax
	Amount		or Benefit		Amount
Unrealized gain (loss) on securities available for sale	COP	(7,276)	COP	(3,194)	COP	(10,470)
Additional pension liability		11,724		(3,869)		7,855
Foreign currency translation adjustment		(60,339)		-		(60,339)
Other comprehensive income (loss)	COP	(55,891)	COP	(7,063)	COP	(62,954)

2009

	Before-Tax		(Tax Expense)		Net-of-tax
	Amount		or Benefit		Amount

Unrealized gain (loss) on securities available for sale	COP	134,173	COP	(38,916)	COP	95,257
Additional pension liability		(15,380)		5,383		(9,997)
Foreign currency translation adjustment		(86,324)		-		(86,324)
Other comprehensive income (loss)	COP	32,469	COP	(33,533)	COP	(1,064)

2008

	Before-Tax		(Tax Expense)		Net-of-tax
	Amount		or Benefit		Amount

Unrealized gain or (loss) on securities available for sale	COP	39,570	COP	(16,289)	COP	23,281
Additional pension liability		(8,175)		2,861		(5,314)
Foreign currency translation adjustment		70,642		-		70,642
Other comprehensive income (loss)	COP	102,037	COP	(13,428)	COP	88,609

Total accumulated other comprehensive income

	Unrealized				Foreign		Accumulated
	Gains(Losses)				Currency		Other
	on		Pension		Traslation		Comprehensive
	Securities,net of taxes		Liability, net of taxes		Adjustment		Income

Beginning balance 2010	COP	6,146	COP	(17,396)	COP	(102,667)	COP	(113,917)
Current-period change		(10,470)		7,855		(60,339)		(62,954)

Ending balance 2010	COP	(4,324)	COP	(9,541)	COP	(163,006)	COP	(176,871)

Beginning balance 2009	COP	(89,111)	COP	(7,399)	COP	(16,343)	COP	(112,853)
Current-period change		95,257		(9,997)		(86,324)		(1,064)

Ending balance 2009	COP	6,146	COP	(17,396)	COP	(102,667)	COP	(113,917)

Beginning balance 2008	COP	(113,165)	COP	(1,503)	COP	(86,985)	COP	(201,653)
Current-period change		23,281		(5,314)		70,642		88,609
Prior years Adjustments		773		(582)		-		191

Ending balance 2008	COP	(89,111)	COP	(7,399)	COP	(16,343)	COP	(112,853)

Summary of significant differences and required U.S. GAAP disclosures

a)	Deferred income taxes:

Under Colombian GAAP, deferred income taxes are generally recognized due to timing differences for commercial and manufacturing subsidiaries.  For financial institutions, the Superintendency of Finance has restricted the inclusion of deferred income tax assets; accordingly the Bank has recorded no such assets.

Under U.S. GAAP, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized. During 2010, 2009 and 2008, the Bank calculated deferred income taxes based on the tax benefits received upon the acquisition of certain property and equipment in accordancewith US GAAP.

Income tax expense under U.S. GAAP is comprised of the following components for the years ended at December 31, 2010, 2009 and 2008:

	2010		2009		2008

Current income tax expense	COP	497,231	COP	459,732	COP	416,381
Deferred income tax (benefit) expense(1)		(70,943)		(56,850)		(25,683)
Total	COP	426,288	COP	402,882	COP	390,698

(1)	In 2010, 2009 and 2008 the foreign currency adjustment of the foreign subsidiaries’ deferred tax assests and liabilities amounted to COP 5,397, COP 9,761 and COP (12,951) respectively.

	2010		2009		2008

Continuing operation income tax	COP	410,821	COP	391,848	COP	360,842
Discontinued operation income tax(1)		15,467		11,034		29,856
Income tax	COP	426,288	COP	402,882	COP	390,698

(1)	It includes income taxes related to discontinued operations of Asesuisa, AFP Crecer, IVL and Multienlace for the years 2010, 2009, 2008, as indicated in Note 31 q) Discountinued Operations.

Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2010 and 2009 were as follows:
	2010		2009
Deferred tax assets and liabilities

Deferred tax assets:
Accrual of employee benefits	COP	40,458	COP	21,394
Allowance for loan losses		154,265		155,504
Allowance for foreclosed assets		13,616		10,323
Fixed assets		132,085		134,523
Loss carryforwards and excess of presumed income over ordinary income		59,532		52,253
Unrealized loss on forwards, futures and swaps		1,379		3,359
Accrued expenses		15,445		20,110
Unrealized loss on investments over trading securities		-		3,718
Business combination		-		1,304
Unrealized loss on investment over available for sale securities		16,000		20,396
Other		29,941		30,140
Total gross deferred tax assets		462,721		453,024
Less valuation allowance		(18,713)		(75,642)
Net deferred tax asset	COP	444,008	COP	377,382

	2010		2009

Deferred tax liabilities:
Unrealized gain on investment over available for sale securities		12,809		14,007
Fixed assets		196,109		178,092
Allowance for loan losses		37,843		41,958
Allowance for foreclosed assets		4,755		16,575
Loan origination fees and costs		24,334		23,738
Unrealized gains on forwards, futures and swaps		38,553		57,612
Intangible assets		76,660		97,794
Inflation adjustments		11,732		12,459
Business Combination		20,507		14,834
Unrealized gains on investments over trading securities		27,460		21,126
Accrued expenses		54		38
Securitization		27,901		8,828
Other		26,198		20,501
Total deferred liabilities		504,915		507,562
Net deferred liability	COP	(60,907)	COP	(130,180)

The valuation allowance for deferred tax assets as of December 31, 2010 and 2009 was COP 18,713 and COP 75,642, respectively. The net change in the total valuation allowance for the year ended December 31, 2010 was a decrease of COP 56,930 and for the year ended December 31, 2009 was an increase of COP 12,529.  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal over an entity level basis of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Bank will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2010. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The income tax nominal tax rate was 35% for the years 2010, 2009 and 2008. This tax rate differs from the 21.45%, 25.57% and 31.49% effective tax rates for years 2010, 2009 and 2008, respectively, due to the following:
	2010		2009		2008

Income before tax U.S. GAAP(1)	COP	1,961,767	COP	1,594,450	COP	1,214,526
Noncontrolling interest		26,041		(19,043)		26,093
Income before tax U.S. GAAP attributable to the controlling interest		1,987,808		1,575,407		1,240,619
Income tax as per statutory rate		695,733		551,392		434,217
Foreign profits taxed at other rates		(31,864)		6,223		(13,492)
Foreign profits exempt from tax		(32,203)		(22,739)		(45,544)
Non-deductible items		76,598		42,350		59,596
Non-taxable income		(182,996)		(130,473)		(114,236)
Other		(42,050)		(56,400)		16,535
Decrease (increase) in deferred tax valuation allowance		(56,930)		12,529		53,622
Income tax	COP	426,288	COP	402,882	COP	390,698

(1) For continuing and discontinued operations.

For years ended December 31, 2010, 2009 and 2008, non-taxable income mainly includes dividends received from the affiliated companies, gains on sale of tax exempt equity securities and tax exempt interest income on mortgage securities and certain interest residential mortgage loans.

At December 31, 2010, the Bank had undistributed earnings of international subsidiaries amounting to COP 563,158 on which deferred income taxes have not been provided because earnings are expected to be reinvested indefinitely outside of Colombia. Upon distribution of those earnings in the form of dividends otherwise the Bank in Colombia would be subject to income tax.

Uncertainty in income taxes under ASC 740-10

The Bank followed the provisions contained in ASC 740-10 with regard to uncertainty in income taxes.

The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Bank records interest and penalties, when necessary, related to the probable losses in other expenses in the statements of operations as of December 31, 2010, 2009 and 2008.

The Bank is not aware of positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will be significantly increased or decreased within 12 months of the reporting date.

The open tax years of the major companies of the Bancolombia Group are as follows:

Company	Open tax year

LOCAL SUBSIDIARIES

Bancolombia	2005 , 2008 and 2010
Leasing Bancolombia	2008 - 2010
Factoring Bancolombia	2007 - 2010
Fiduciaria Bancolombia	2010
Banca de Inversión	2008 and 2010
Valores Bancolombia	2008 - 2010
Tuya (antes Sufinanciamiento)	2008 - 2010
Renting Colombia	2008 - 2010

FOREIGN SUBSIDIARIES
Banco Agrícola	2007 - 2010

b)	Employee benefit plans:

U.S. GAAP requires the recognition of pension costs based on actuarial computations under a prescribed methodology which differs from that used under Colombian GAAP as indicated below:

Pension Plan

Under Colombian laws in 1967 the Goverment Social Security Institute assumed the pension obligation for the majority of the Bank’s employees; however, employees who had more than ten years of service prior to that date, continued participating in the Bank’s non-contributory unfunded defined benefit pension plan. Under this unfunded plan, benefits are based on length of service and level of compensation.  As of December 31, 2010, there were 872 participants (894 in 2009) covered by the Plan.

The measurement for this pension plan obligations differs from Colombian GAAP to U.S. GAAP basically due to the fact that Colombian GAAP requires calculation of the projected benefit obligation using nominal average historical discount rates and the liability was amortized against expenses on a straight line basis, over defined periods stablished by the local rules. After 2010, new increases in the liability related to changes in mortality tables, will be amortized until the year 2029.

For U.S. GAAP purposes, actuarial valuations of pension plans are performed annually using discount rates based on a review of high quality corporate bonds yields with maturities approximating the remaining life of the projected benefit obligation. Changes in the projected benefit obligation due to gains or losses for changes in actuarial assumptions and prior services costs are recorded against Accumulated Other Comprehensive Income and amortized to expenses on a straight line basis over the future services periods of the employees or for inactive participants in the plan over their remaining life expectancy. Amortization of accumulated gain or losses, only begin when they exceed 10% of the projected benefit obligations.

Net period pension costs taken to expenses include the service cost attributed by the plans benefit formula, interest cost and amortization of prior services cost and actuarial gains or losses on the plan as explain above.

Severance obligation

Under Colombian labor regulations, employees hired before 1990 are entitled to receive one month’s salary for each year of service.  This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank, calculated on the last salary base; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations for new employees to permit companies, subject to the approval of the employees, transfer this obligation annually to private pension funds.  The Bank severance obligation relate to employees hired before 1990.

Under Colombian GAAP the liability for this unfunded employee benefit plan is recorded on an accrual basis. For US GAAP purposes the liability is calculated and recorded on an actuarial basis described previously by pension plan in accordance with ASC 715.

As of December 31, 2010, there were 1,369 participants (1,483 in 2009) remaining in the original severance plan.

Retirement Premium Pension Plan

Under Colombian labor regulations, employers and employees are entitled to negotiate compensations other than benefit plans stated by the law by means of private agreements. As result of an agreement signed by the Bank with its employees who are entitled to enjoy their pension assumed by the pension funds, the Bank recognizes to their employees a premium for once at the moment of the employee retirement date.   During 2008 under Colombian GAAP this liability was accumulated on accrual basis; however, in 2010 the obligation was calculated in the same way than US GAAP and the difference was eliminated.

Disclosure and calculation of differences under U.S. GAAP

	2010		2009		2008

Components of net periodic benefit cost
Service cost	COP	9,190	COP	4,807	COP	5,039
Interest cost		23,234		21,841		21,831
Amortization of prior service cost		1,217		1,217		1,217
Amortization of net transition obligation		304		303		789
Amortization of net (gain) or loss		(477)		(2,587)		(3,412)
Recognition of premiun pension(1)		-		-		23,534
Adjustment to be recognized
Net periodic pension cost under U.S. GAAP		33,468		25,581		48,998
Net periodic pension cost under Colombian GAAP		24,609		54,024		30,535
Difference to be recognized under U.S. GAAP (loss)/ gain	COP	(8,859)	COP	28,443	COP	(18,463)

(1)	As of December 31, 2008, the Bank recognized accumulated reserves of prior years for the premium pension plan using the actuarial methodology required by ASC 715.

The combined costs for the above mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2010, 2009 and 2008, are summarized below:

	2010		2009		2008

Change in project benefit obligation
Unfunded benefit obligation at beginning of year	COP	169,391	COP	154,058	COP	119,831
Recognition of premium pension(1)		-		-		25,399
Service cost		9,190		4,807		5,039
Interest cost		23,234		21,841		21,831
Actuarial (gain)/loss		(10,680)		14,313		5,593
Benefits paid		(21,779)		(25,628)		(23,635)
Unfunded benefit obligation at end of year	COP	169,356	COP	169,391	COP	154,058

Accrued benefit cost under Colombian GAAP		(163,153)		(160,323)		(131,927)

Difference to be recognized under U.S. GAAP Stockholders’ equity	COP	(6,203)	COP	(9,068)	COP	(22,131)

(1)	As of December 31, 2008, the Bank recognized accumulated reserves of prior years for the premium pension plan using the actuarial methodology required by ASC 715.

	2010		2009

Net Amount Recognized in the Consolidated Balance Sheet at December 31.
Statement of Financial Position
Noncurrent Assets	COP	(482)	COP	-
Current Liabilities		16,415		15,368
Noncurrent Liabilities		153,423		154,023
Amount Recognized in Financial Position	COP	169,356	COP	169,391

Accumulated Other Comprehensive Income
Net Actuarial Gain (Loss)	COP	(4,235)	COP	(14,440)
Net Prior Service (Cost)/Credit		(9,684)		(10,901)
Net Transition Obligation		(807)		(1,109)
Total at December 31		(14,726)		(26,450)
Deferred income tax		5,185		9,054
Accumulated other comprehensive Income /(loss)	COP	(9,541)	COP	(17,396)

The change of the Accumulated Other Comprehensive Income that took place during the years 2010 and 2009, are described as follows:
	2010		2009

Increase or (decrease) in
Accumulated Other Comprehensive Income

Recognized during year - Transition Obligation/(Asset)	COP	304	COP	303
Recognized during year - Prior Service Cost/(Credit)		1,217		1,217
Recognized during year - Net Actuarial Losses/(Gains)		(477)		(2,587)
Occurring during year - Net Actuarial (Losses)/Gains		10,680		(14,313)
Accumulated other comprehensive Income /(loss) in current year	COP	11,724	COP	(15,380)

The Bank expects the following amounts in other comprehensive income to be recognized as components of net periodic pension cost during 2011:

Net transition obligation/(asset)	COP	304
Net prior service cost		1,217
Net loss/(gain)		(1,593)
Total	COP	(72)

The economic assumptions used in determining the actuarial present value of pension obligation and the projected pension obligations for the plan years, in nominal terms, were as follows:

	2010	2009	2008

Discount rate	7.90%	8.75%	9.75%
Rate of compensation increases	5.50%	6.00%	7.00%
Rate of pension increases	4.00%	4.50%	5.50%

Estimated Future Benefit Payments

The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefits		Other Benefits(1)

2011	COP	13,058	COP	20,108
2012		12,322		12,823
2013		12,118		15,559
2014		12,300		8,909
2015		12,450		2,875
Years 2016-2020	COP	63,022	COP	101,847

(1)	Includes expected future benefit payments for severance obligation and retirement premium pension plan..

c)	Fixed assets:

The following table shows the adjustments for each item:

	Net Income
	2010		2009		2008
Items
Inflation adjustment	COP	(45)	COP	(1,026)	COP	(1,914)
Capitalization of Interest Cost		5		(641)		15,862
Expense depreciation of the Fund “See note 31 (i)”		(40,123)		(19,622)		-
Assets held for sale		(879)		(72)		548
Impairment of long lived assets		(7,424)		-		-
Total	COP	(48,466)	COP	(21,361)	COP	14,496

	Stockholders’equity
	2010		2009
Items
Inflation adjustment	COP	35,553	COP	35,598
Capitalization of Interest Cost		15,226		15,221
Recognition of premises and equipment of the Fund (“See note 31 (i)”)		258,646		225,073
Assets held for sale		(403)		476
Impairment of long lived assets		(7,424)		-
Total	COP	301,598	COP	276,368

Inflation adjustment

The consolidated financial statements under Colombian GAAP were adjusted for inflation based on the variation in the local index consumer price (IPC), from January 1, 1992, to December 31, 2000.

Financial statements are adjusted for inflation under U.S. GAAP when an entity operates in a hyperinflationary environment.  The U.S. GAAP adjustment represents the cumulative inflation adjustment on the Bank’s non-monetary assets for inflation occurring prior to January 1, 2001, less depreciation expense.

Capitalization of Interest Cost

Under Colombian GAAP, the interest costs were recorded as expenses in the Bank‘s statement of operations. Under U.S. GAAP, in accordance to ASC 835-20, the Bank has capitalized interest costs incurred during the construction of fixed assets. The capitalized interest is amortized over the estimated useful life of the asset.

Impairment of long lived assets

In the case of all vehicles of Renting Colombia, recorded as equipment under operating lease, under Colombian GAAP, if the net of comparing their book values with their fair value, is positive, this amount is recorded in the balance sheet.

Under U.S. GAAP, in accordance to ASC 360-10-35, these assets are subject to recognition of an impairment loss if the book values of those assets are not recoverable and exceed its fair value.  The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and then an impairment loss is recorded for the difference between the carrying amount and the fair value of the assets.

 Real estate held for sale

According to Colombian GAAP, these assets are recorded similarly to real estate in use.

Under U.S. GAAP, long-held assets classified as held for sale are recorded at the lower between carrying amount and fair value less estimated costs to sell and are not subject to depreciation.

d)	Revaluation of assets

 In accordance with Colombian GAAP, reappraisals of a portion of the Bank’s premises and equipment, equity investments and other non-monetary assets are made periodically and recorded the effects of the increase or decrease in the balance sheet under the assets caption  “reappraisal of assets”  and in the stockholders’ equity caption “Surplus from reappraisals of assets”.  The last revaluation was made in December 2010.  Under U.S. GAAP, reappraisals of assets are not permitted and thus balances are reversed.

e)	Allowance for loan losses, financial leases, foreclosed assets and other receivables

As established by the Superintendency of Finance, the methodology for evaluating loans and financial leases under Colombian GAAP, as discussed in Note 2 (i), is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentages estimated or established by Superintendency of Finance. Under Colombian GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to statements of operations.

Under U.S. GAAP (ASC 310-10-35), the Bank considers loans to be impaired when it is probable that all amounts of principal and interest will not be collected according to the contractual terms of the loan agreement. The allowance for significant impaired loans exceding COP 2,000 including troubled debt restructuring loan is assessed based on the present value of estimated future cash flows discounted at the original effective loan rate or the fair value of the collateral net of estimated costs to sell in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when estimated future cash flows discounted at their original effective rate or collateral fair value is lower than book value.

To calculate the allowance required for smaller-balance loans and all performing loans, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type and for homogeneous groups of clients established according underlying risk or other characteristics of each group. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends and any other pertinent information that may affect the estimation of the allowance for loan losses.

Many factors can affect the Bank’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.

Credit losses relating to loans, which may be for all or part of a particular loan are deducted from the allowance. The related loan balance is charged off in the year in which the loans are deemed uncollectible. Recoveries of loans and trade receivables previously charged off are credited to the allowance when received. The allowance is increased by provisions and recoveries of loans and leases previously charged off, and are reduced by charged-off loans and leases deemed uncollectible.

In addition, for U.S. GAAP purposes, the Bank maintains an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees granted, standby letters of credit and other financial instruments. This allowance is recorded as a liability. The Bank uses the same methodology as described for the allowance for loans losses, but including an estimated probability of drawdown by the borrower.

Foreclosed assets

Under Colombian GAAP the Superintendency of Finance requires the Bank to record a provision equal to 60% for foreclosed real estate and 70% for other foreclosed assets, in each case based on the carrying value of the asset at the time of receipt, which provision must be recorded in proportional monthly installments within the two years following its receipt.    Once the legal term for sale has expired, the provision must be increased to 80% and 100%, respectively.  If an extension of the term extension to sell the asset is granted by the Superintendence, this increase may be recorded on monthly basis within the new term.

Also, it is the Bank’s policy, in the case of foreclosed assets that remain for more than 5 years in the Bank’s possession to increase the provision to 100% of its book value.

Under U.S. GAAP, foreclosed assets are recorded as assets held for sale at the lower of the carrying amount of the loans or fair value of assets less their cost to sell. Gains or losses from the realization of foreclosed assets are included in the statement of operations.

The following summarizes the allowance for loan and financial lease losses and forclosed assets under Colombian GAAP and U.S. GAAP:
	2010		2009

Allowance for loans, financial lease losses and foreclosed assets under Colombian GAAP
Allowance for loans and financial lease losses	COP	2,509,213	COP	2,431,666
Allowance for accrued interest and other receivables		102,711		118,556
Allowance for foreclosed assets		191,683		177,870
		2,803,607		2,728,092
Allowance for loan losses under U.S. GAAP

Allowance for loans, financial lease, accrued interest losses and other related receivables		2,837,927		2,740,501
Allowance for foreclosed assets		124,789		127,463
		2,962,716		2,867,964
Difference to be recognized as an adjustment to Colombian GAAP stockholders’ equity	COP	(159,109)	COP	(139,872)

	2010			2009			2008
Difference recognized in net income under U.S. GAAP
Allowance for loans, financial lease losses and other receivables	COP	(35,725)		COP	(345,338)		COP	(314,101)
Allowance for foreclosed assets		18,374			(19,522)			(24,698)
	COP	(17,351	)(1)	COP	(364,860	)(2)	COP	(338,799)

(1)
For 2010, the difference of COP (19,237) between the reconciliations for the years 2010 COP (159,109) and 2009 COP (139,872) that are recognized as adjustments to Colombian GAAP stockholders’ equity is different from the difference recognized in net income under U.S.GAAP COP (17,351) in the amount of COP (1,886) due to the cumulative translation adjustment related to foreign operations recorded in other comprehensive income.

(2)
For 2009, the difference of COP (369,311) between the reconciliations for the years 2009 COP (139,872) and 2008 COP 229,439 that are recognized as adjustments to Colombian GAAP stockholders’ equity is different from the difference recognized in net income under U.S.GAAP COP (364,860) in the amount of COP (4,451) due to the cumulative translation adjustment related to foreign operations recorded in other comprehensive income.

An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP during the year ended December 31, 2010, 2009 and 2008 is as follows:

		2010		2009		2008

Allowance at the beginning of the year		COP	2,740,501	COP	2,089,940	COP	1,055,697
Provision for credit losses			545,929		1,454,076		1,466,085
Effect of changes in foreign exchange rates			(24,018)		(40,457)		47,512
Charge-offs			(701,128)		(980,755)		(577,123)
Recoveries of charged-off loans			276,209		214,251		108,143
Reclassifications			434		3,446		(10,374)
Allowance at the end of the year	(1)	COP	2,837,927	COP	2,740,501	COP	2,089,940

Gross loans and financial leases			48,601,090		42,041,974		44,642,570

Allowance at the end of the period as a percentage of gross loans			5.84%		6.52%		4.68%

Allowance for credit losses as percentage of gross loans			1.12%		3.46%		3.28%

(1) The allowance at the end of the year of this table differs by COP 70,086 from the amount of COP 2,908,013 "allowance for credit losses under U.S. GAAP". This difference corresponds to: a) The amount of COP 81,901 to the following lines that impact the allowance for loan losses under U.S.GAAP and are included in this reconciliations lines: Lessor accounting COP 15,893; Securitization non-performing loans COP 1,243; Business Combinations COP 57,569 and Interest recognition on non-accrual loans COP 7,196. b)  Allowance for loans's contingencies in the amount of COP (11,211). c) Discontinued operations in the amount of COP (604).

The recorded investments in impaired loans were approximately COP 3,880,773 and COP 3,657,170 for the years ended December 31, 2010 and 2009, respectively, and the related allowance for loan losses on those impaired loans totaled COP 1,574,620 and COP 1,618,824, respectively.

The average recorded investments in impaired loans were approximately COP 3,768,961 and COP 3,168,685 for the years ended December 31, 2010 and 2009, respectively, and the related allowance for loan losses on those impaired loans totaled   COP 1,596,722 and   COP 1,343,980, respectively.

The interest income that would have been recorded for impaired loans in accordance with the original contractual terms amounted to COP 493,481 and COP 398,883 for the year ended 2010 and 2009 respectively.

For the years ended December 31, 2010, 2009 and 2008, the Bank recognized interest income of approximately COP  200,283,  COP  158,645 and  COP  89,917,  respectively, on such impaired loans.

The small balances-homogeneous loans evaluated under ASC 450 methodology amounted to COP 44,720,318 and COP 38,384,804 for the years ended December 31, 2010 and 2009, respectively.

The following summarizes each class of financing receivable and the allowance for credit losses under U.S. GAAP. See Note 2 (i) “loans and financial leases” section of this document.

Loan Portfolio by Loan Type

2010

	Commercial		Consumer	Residential Mortgage	Microcredit Loans	Financial Leases	Total

Loans and financial leases	COP	30,859,308	8,176,938	7,339,160	255,083	8,561,605	COP	55,192,094
Accrued interest receivable		196,595	73,103	17,960	2,844	31,547		322,049
Loans origination fees and costs		38,093	10,094	9,059	315	10,568		68,129
Unearned income		(8,850)	-	-	-	(2,168,121)		(2,176,971)
Unamortized discounts or premiums		54,525	-	-	-	-		54,525
Capital		31,139,671	8,260,135	7,366,179	258,242	6,435,599		53,459,826

Allowance for loans and financial leases		(1,509,815)	(729,088)	(380,479)	(57,263)	(231,368)		(2,908,013)

Carrying Amount	COP	29,629,856	7,531,047	6,985,700	200,979	6,204,231	COP	50,551,813

Loans and asset quality

The following tables are presented for each type of financing receivable, and provide additional information about our credit risks and the adequacy of our allowance for credit losses.

Allowance for credit losses

The following table sets forth the changes in the allowance and an allocation of the allowance by loan type:

Allowance for Credit Losses and Recorded Investment in Financing Receivables
For the Year Ended December 31 2010

	Commercial		Consumer	Residential Mortgage	Microcredit Loans	Financial Leases	Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	COP	918,248	47,406	35,667	15,419	55,217	COP	1,071,957
Ending balance: collectively evaluated for impairment		591,567	681,682	344,812	41,844	176,151		1,836,056	(1)
Ending balance	COP	1,509,815	729,088	380,479	57,263	231,368	COP	2,908,013
Financing receivables:
Ending balance: individually evaluated for impairment	COP	2,270,817	162,045	166,523	28,620	215,200	COP	2,843,205
Ending balance: collectively evaluated for impairment		28,868,854	8,098,090	7,199,656	229,622	6,220,399		50,616,621
Ending balance	COP	31,139,671	8,260,135	7,366,179	258,242	6,435,599	COP	53,459,826

(1) The amount COP 502,624 corresponds to impaired loans.

Past due loans

The table below sets forth information about our past due loans.

Age Analysis of Past Due Financing Receivables
As of December 31, 2010

	31–90 Days Past Due		91–180 Days Past Due	181-360 Days Past Due	Greater than 360 Days	Total Past Due		Current	Total Financing
Commercial	COP	197,895	133,300	171,365	145,496	COP	648,056	30,491,615	COP	31,139,671

	31–60 Days Past Due		61–90 Days Past Due	91–180 Days Past Due	181-360 Days Past Due	Total Past Due		Current	Total Financing
Consumer		117,787	45,192	94,472	41,004		298.455	7,961,680		8,260,135

	31–120 Days Past Due		121–180 Days Past Due	181-360 Days Past Due	Greater than 360 Days	Total Past Due		Current	Total Financing
Residential Mortgage		157,177	27,256	40,547	78,290		303,270	7,062,909		7,366,179

	31–90 Days Past Due	91–180 Days Past Due	181-360 Days Past Due	Greater than 360 Days	Total Past Due		Current	Total Financing
Financial Leases	44,250	25,763	19,253	34,659		123,925	6,311,674		6,435,599

	31–60 Days Past Due	61–90 Days Past Due	91–120 Days Past Due		Total Past Due		Current	Total Financing
Microcredit Loans	5,613	3,155	13,425			22,193	236,049		258,242

			Total		COP	1,395,899	52,063,927	COP	53,459,826

Credit quality indicators

The following table illustrates credit risks by type and internally assigned grades:

Credit Quality Indicators
As of December 31 2010

Rating	Residential Mortgage		Commercial		Consumer		Small Loans		Financial leases		Total

"A" Normal	COP	7,090,836	COP	28,996,285	COP	7,463,591	COP	225,169	COP	5,956,555	COP	49,732,436
"B" Acceptable		97,917		938,729		317,183		8,358		241,562		1,603,749
"C" Appreciable		62,663		340,155		133,507		5,569		69,885		611,779
"D" Significant		40,381		603,955		236,027		6,087		141,466		1,027,916
"E" Unrecoverable		74,382		260,547		109,827		13,059		26,131		483,946
Total loans and financial leases	COP	7,366,179	COP	31,139,671	COP	8,260,135	COP	258,242	COP	6,435,599	COP	53,459,826

Internally assigned ratings are the same as those defined by Superintendency of Finance,  described in the Note 2 (i) “loans and financial leases” section of this document.

Impaired loans

As of December 31, 2010 loans considered impaired are presented in the following table:

Impaired Loans
For the Year Ended December 31 2010

	Recorded Investment		Unpaid Principal Balance	Related Allowance	Interest Income Recognized

With no related allowance recorded:
Commercial	COP	268,356	265,060	-	39,873
Consumer		32	32	-	14
Residential Mortgage		492	484	-	213
Microcredit Loans		30	29	-	4
Financial Leases		76,216	76,035	-	215

With an allowance recorded:
Commercial	COP	2,200,896	2,178,187	990,312	242,888
Consumer		571,010	563,104	314,929	107,266
Residential Mortgage		300,974	298,080	128,682	26,017
Microcredit Loans		39,254	38,742	24,324	10,108
Financial Leases		403,002	401,336	116,334	2,546

Total	COP	3,860,262	3,821,089	1,574,581	429,144

Accounting Policies

Loans and Financial Leases

The Bank grants loans to customers in the following segments: residential mortgage, commercial, consumer and small business loans. A substantial portion of the Bank loan portfolio is represented by commercial loans throughout Colombia.

 Loans are recorded at the principal outstanding less allowance for impairment and include loan origination fees and cost and accrued interest receivable. Accrued interest unearned income is recorded as a liability.

Assets Serving as Collateral

As of December 31, 2010 and 2009, the Bank had pledged investments securities amounting to COP 1,292,211 and COP 660,902, respectively as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.

Non-performing loans and accruing loans which are contractually past due 90 days

As of December 31, 2010 and 2009, Bancolombia did not have any performing loans which were past due for 90 days or more.

Financing Receivables on Nonaccrual Status Under US GAAP
As of December 31, 2010
	2010
Commercial	COP	450,161
Consumer		154,247
Residential Mortgage		185,819
Microcredit Loans		17,364
Financial Leases		80,106
Total	COP	887,697

Accounting Policies for Off-Balance-Sheet Credit Exposures

 The off balance sheet credit exposures are evaluated and an allowance recorded using the same methodologies applied to loans and allowance for loans losses in the balance sheet credit exposures.

Purchases of financing receivables

The Bank in 2010 bought assets from Titularizadora Colombiana for COP 224,879 and to Factoring Bancolombia S.A. for COP 54,893.

The subordinate Vivayco S.A.S. purchased during 2010 loans amounting COP 21,021.

Sales of financing receivables

The Bank sold in 2010 residential mortgage loans to the Titularizadora Colombiana for COP 1,623,244. The Bank recognized a gain on sale for COP 47,362.

The Bank sold in 2010 impaired loans to Reintegra S.A. for COP 25,801.

The subordinate Factoring Bancolombia S.A., sold in 2010 impaired loans to Reintegra S.A. for COP 155.

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

Bancolombia’s policies require every credit to be analyzed using the following factors:  the credit history of the borrower, the type of business the borrower engages in, the borrower’s ability to repay the loan, the coverage and suitability of the proposed collateral for the loan and information received from the two credit risk bureaus currently operating in Colombia.

In addition to the analysis of the borrower, the Bank assesses the different economic sectors to which the Bank makes loans and has established guidelines for financial analysis of the borrower and for participation in investment projects in and outside Colombia.

The Bank applies lending limits to borrowers established under Colombian law, which require that: (i) uncollateralized loans to a single customer or economic group may not exceed 10% of the Bank’s (unconsolidated) Technical Capital, (ii) collateralized loans to a single customer or economic group may not exceed 25% of the Bank’s (unconsolidated) Technical Capital; (iii) a loan to a stockholder of the Bank, who owns a position exceeding 20% of the Bank’s Capital, may not exceed 20% of the Bank’s (unconsolidated) Technical Capital; and (iv) a loan to a financial institution may not exceed 30% of the Bank’s (unconsolidated) Technical Capital.

In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan. Approximately 70% of the portfolio of the Bank has a maturity of five years or less.

Loan applications, depending on their amount, are presented for approval to branch managers, the zone or regional managers, the Vice Presidents, the President, the Credit Committee and the board of directors of Bancolombia. In general, loan application decisions are made by the Bank’s management in the corresponding committee. These policies apply to all segments evaluated.

Loans to managers, directors and affiliates of the Bank must be approved by the board of directors of the Bank, which has the authority to grant loans in any principal amount subject to the Bank’s legal lending limit.

  The Bank has established its policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral. Periodically, the Bank undertakes a valuation of collateral held as security for loans. In addition, for retail and mortgage, when a loan becomes between 5 and 60 days past due, an external collection company assists in obtaining payments. For commercial lending this procedure for collecting is performed internally. When a loan becomes 60 days past due, the loan will be given to an independent and specialized division where recovery steps will be taken.

With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the Superintendency of Finance, has implemented regional committees and a central qualification office to undertake a biannual evaluation of the loan portfolio, during the months of May and November of each year.  At least 50% of the outstanding portfolio is evaluated by the Bank under rules of Superintendency of Finance.  Clients evaluated have, among others, the following characteristics: high exposure, more than 30 days past due, bad record of historical payment behavior either with the Bank or the financial system and restructured loans or loans that are part of the watch list. Also are included the 30 clients for which the bank has the longest exposure and the 30 clients with the less lowest exposure in each region, and 30 more randomly selected. When monitoring outstanding loans, the Bank examines current financial statements of the borrower including cash flow and financial indicators.

Additionally, all of the Bank’s loans are evaluated monthly based on the days they are past due, (from 30 days past due). When reviewing loans, Bancolombia evaluates and updates their risk classification and makes corresponding adjustments in the provisions, if needed.

In addition, the Bank carries out a credit audit process that reviews clients with financial weaknesses, early past due loans, clients in sectors that are underperforming, and branches with high records of write offs, among others.

f)	Loan origination fees and costs

Under Colombian GAAP, the Bank recognizes commissions (origination fees) on loans, lines of credit and letters of credit when collected and records related direct costs when incurred.  For U.S. GAAP, under ASU 310-20 ,“Receivables Nonrefundable Fees  and Other Costs”, loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the related loans as an adjustment of yield.

g)	Interest recognition – non-accrual loans

For Colombian GAAP purposes, the Bank established that commercial, consumer and microcredit loans that are past due more than thirty days and mortgages that are past due more than 60 days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until effective payment is collected.

For U.S. GAAP purposes accrual of interest income is discontinued once a loan becomes more than 90 days past due   While the loan is on non-accrual status is generally recognized as income on a cash basis unless collection of principal is doubtful, in which case, cash collections are applied against unpaid principal balance.

h)	Deferred charges

For Colombian GAAP purposes, the Bank has deferred certain pre-operating expenses, and other charges, which are expensed as incurred under U.S. GAAP.

Under Colombian GAAP, the cost of issuance of bonds is recorded by the Bank as a deferred charge and amortized on a monthly basis over a term of three (3) years. Nevertheless, under U.S. GAAP (ASC 350-40), the cost of issuance of bonds must be amortized over the life of the bonds.

Under Colombian GAAP, the payroll-related costs for employees who are directly associated with a software project, are recorded by the Bank as a expense. Under U.S. GAAP the payroll-related costs are capitalized during the application development stage in accordance with ASC 350-40-25.

Under Colombian GAAP, the Bank accounted for improvements on leased property in the statement of operation as expenses. Under U.S. GAAP, leasehold improvements are recorded as a deferred charge and amortized on a monthly basis over the term of the contract.

i)	Investment securities and Derivatives

 The table below provides details regarding the differences in investment securities and derivatives between Colombian GAAP and U.S. GAAP:

Consolidated net income	2010		2009		2008

Fair value adjustment on trading and available for sale securities	COP	31,612	COP	(12,450)	COP	28,978
Foreign exchange gains or losses on available for sale debt securities		5,491		8,364		(8,315)
Fair value adjustment on derivatives instruments		(25,886)		159,284		(162,055)
Consolidation of VIEs		(54,655)		(132,760)		-
	COP	(43,438)	COP	22,438	COP	(141,392)

Consolidated stockholders' equity				2010		2009
Fair value adjustment on trading and available for sale securities			COP	60,717	COP	56,822
Change in classification of held to maturity to available for sale securities				(44,620)		(66,115)
Fair value adjustment on derivatives instruments				(30,440)		(4,554)
Consolidation of VIEs				(299,062)		(200,975)
			COP	(313,405)	COP	(214,822)

Fair value adjustment on trading and available for sale investment securities

 Investment securities fair value under Colombian GAAP is established in a manner similar to that under U.S. GAAP. However, under Colombian GAAP, the fair value of certain debt investment securities classified as trading or available for sale is established at amortized cost or in a different way than U.S. GAAP. Fair value adjustments of securities classified as available for sale are recorded in equity.

Classification of securities as held to maturity

Certain securities issued or secured by the Colombian government are classified as held to maturity under Colombian GAAP. Under U.S. GAAP, as the Bank has not the positive intent to hold those securities to maturity due to certain waivers permitted under Colombian rules, they are reclassified as available for sale securities.

Foreign Exchange Gains and Losses on Securities Available For Sale

Under Colombian GAAP, changes in the fair value as a result of changes in foreign currency exchange rates on available for sale debt securities are reflected in the consolidated Statements of Operations. Under U.S. GAAP, those changes are reflected in stockholders’ equity.

Impairment of investments

For Colombian GAAP and U.S. GAAP purposes, the Bank conducts regular reviews to assess whether other than temporary impairment exists.

Under Colombian GAAP, the Bank reviews the ratings issued by rating agencies, and if any security in its portfolio has been classified below B, the Bank applies “the maximum registered amount rate” established by the Superintendency of Finance.

If the amount calculated is less than the carrying amount, the carrying amount of the investment is reduced to the face value net of the amortizations recorded multiplying by that percentage. An impairment loss is recognized immediately in Statement of Operations.

   As a consequence of this procedure, under Colombian GAAP, the Bank has recognized a valuation allowance for debt securities amounted to COP 45,727 and COP 54,300, for years ending at December 31, 2010 and 2009, respectively of which COP 34,856 and COP 32,779 for 2010 and 2009 respectively were reversed for U.S. GAAP purposes.

For U.S. GAAP purposes, the Bank considers a number of factors in performing an impairment analysis of securities. Those factors include:

a.	the length of time and the extent to which the market value of the security has been less than cost;

b.
the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential); and

c.
the intent and ability of the Bank to retain its investment in the issuer for a period of time that allows for any anticipated recovery in market value. Under U.S. GAAP, the Bank evaluates the intention to sell an impaired debt security and the likelihood that it will be required to sell the debt security before the recovery of its amortized cost.

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

 When an entity does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell prior to recovery of its amortized cost basis, the entity must determine whether it will recover its amortized cost basis. If it concludes it will not, a credit loss exists and the resulting OTTI is separated into the amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (OCI).

 The guidance requires that the total OTTI (difference between the fair value and the amortized cost of the debt security) be presented in the statement of earnings with an offset in a separate line item for any amount of the total OTTI that is recognized in OCI.

 The substantial majority of the investments in an unrealized loss position for 12 months or more are primarily mandatory securities issued or secured by the Colombian Government, denominated in pesos and Unidad de Valor Real (the “Real Value Unit” or “UVR”). These securities were issued with a fixed interest rate and average maturity of less than eight years. The Bank has determined that unrealized losses on investments at December 31, 2010 are temporary in nature because it does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost and expects to recover the entire amortized cost basis of the securities.

As of December 31, 2010, 625 investment securities presented gross unrealized losses.

Due to the impairment assessment performed under U.S. GAAP, the Bank has recognized impairment for debt securities amounted to COP 10,871 and COP 21,521, for the years ending at December 31, 2010 and 2009, respectively. This decline is based on investment sales that occurred during 2010.

Fair value adjustment on derivatives instruments

Fair value measurement of derivatives instruments under Colombian GAAP is similar to U.S. GAAP, specifically ASC 820, except for the following:

a.
Under Colombian GAAP performance risk is not considered in the determination of the fair value. Likewise, the swap instrument first valuation day under Colombian GAAP is deferred and amortized on a straight line basis over the life of the instrument. Under U.S. GAAP, all the changes in the fair value of trading derivatives are recognized in the Statement of Operations. According to ASC 820 requirements, , counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is a derivative asset and the Bank’s credit risk is incorporated when the position is a derivative liability.

b.
Until 2008 under Colombian GAAP, measured based on the Bank’s valuation technique approved by the Superintendency of Finance, which included the use of risk free discount rates for the valuation of the swap right leg and risk adjusted discount rate for the swap obligation leg. For U.S. GAAP purposes, the fair value of swaps was measured using risk free discount rates for both swap legs. Since 2009, the fair value of swaps under Colombian GAAP is also measured using free risk discount rates for both swap legs.

Consolidation of VIEs

In 2008, the Bank and Suramericana Group, created Fondo de Capital Privado Colombia Inmobiliana (the “Fund”), with the purpose of investing in real estate property. As a result during the years 2010 and 2009 Suramericana Group transferred real estate property amounting COP 31,499 and COP 36,840 respectively to the Fund.

Under Colombian GAAP, the interest in participations of funds are classified as equity securities as trading or available for sale. The interest in the Fund in the amount of COP 202,991 and 153,071 were classified as trading in December 31, 2010 and 2009. Furthermore, under Colombian GAAP there is no specific guidance for consolidation of variable interest entities and therefore, the consolidation analysis is based solely on the voting rights concept, under which the condition for a controlling financial interest, is ownership of over 50% of the outstanding voting shares.

During 2009, the Bank ceased consolidating the Fund under Colombian GAAP due to the entrance of other investors that decrease its share in the Fund below 50%.

Under U.S. GAAP and as of December 31, 2010 and 2009, the Bank has identified the Fund as a variable interest entity because the only holder of equity investment at risk, lack the direct or indirect ability through voting rights or similar rights to make decisions about Fund's activities that have a significant effect on the success of the Fund. The Bank is identified as the primary beneficiary because it has the power to direct the activities of the Fund that most significantly impact the Fund’s economic performance and receive benefits or absorb losses that could potentially be significant to the VIE. For this reason, assets of the Fund, as well as its liabilities and results of operations were included in the consolidated financial statements of the Bank for the years ended December 31, 2010 and 2009. The Bank recognizes non controlling interest in the amount of COP 139,076 at December 31, 2010.

The table below presents a summary of the assets and liabilities of the Fund under U.S. GAAP consolidated by the Bank as of December 31:

	2010		2009			2010		2009
Assets					Liabilities
Premises and equipments, net	COP	258,646	COP	225,073	Other liabilities	COP	9,942	COP	10,431
					Noncontrolling interest		139,076		135,309
Other assets		25,689		8,422	Stockholders’ equity		135,317		87,755
	COP	284,335	COP	233,495		COP	284,335	COP	233,495

                    Additional disclosures for investment securities under U.S. GAAP

The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as available for sale under U.S. GAAP are shown below:

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale - Debt securities
December 31, 2010
Securities issued or secured by Colombian government	COP	610,500	COP	7,400	COP	(37,230)	COP	640,330
Securities issued or secured by government entities		965,262		14		(11,839)		977,087
Securities issued or secured by other financial entities		918,896		2,913		(11,296)		927,279
Securities issued or secured by foreign governments		557,491		3,390		(7,348)		561,449
Securities issued or secured by the El Salvador Central Bank		751,246		126		(481)		751,601
Other investments		200,895		9,054		(3,350)		195,191
Total	COP	4,004,290	COP	22,897	COP	(71,544)	COP	4,052,937

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale - Debt securities
December 31, 2009
Securities issued or secured by Colombian government	COP	723,728	COP	5,859	COP	(71,387)	COP	789,256
Securities issued or secured by government entities		821,725		112		(6,948)		828,561
Securities issued or secured by other financial entities		505,339		25,781		(12,257)		491,815
Securities issued or secured by foreign governments		738,912		29,397		(2,332)		711,847
Securities issued or secured by the El Salvador Central Bank		810,317		905		(1,197)		810,609
Other investments		181,926		6,665		(983)		176,244
Total	COP	3,781,947	COP	68,719	COP	(95,104)	COP	3,808,332

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
December 31, 2010
Inmobiliaria Cadenalco	COP	5,107	COP	2,616	COP	-	COP	2,491
Bolsa de Valores de Colombia		73,197		38,511		-		34,686
Total	COP	78,304	COP	41,127	COP	-	COP	37,177

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
December 31, 2009
Inmobiliaria Cadenalco	COP	4,912	COP	2,421	COP	-	COP	2,491
Bolsa de Valores de Colombia		27,316		23,593		-		3,723
Total	COP	32,228	COP	26,014	COP	-	COP	6,214

The scheduled maturities of debt securities at December 31, 2010 were as follows:

	Available for sale
	Amortized		Fair
	cost		value

Due in one year or less	COP	1,997,571	COP	1,983,204
Due from one year to five years		975,807		948,963
Due from five years to ten years		798,973		799,873
Due more than ten years		280,586		272,250
Total	COP	4,052,937	COP	4,004,290

Unrealized Losses Disclosure

Investments that have been in a continuous unrealized loss position for less than 12 months are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
December 31, 2010
Securities issued or secured by Colombian government	COP	39,618	COP	(1,324)	COP	40,942
Securities issued or secured by government entities		965,053		(11,839)		976,891
Securities issued or secured by other financial entities		801,396		(11,055)		812,450
Securities issued or secured by foreign governments		251,064		(6,950)		258,014
Securities issued or secured by the El Salvador Central Bank		630,538		(481)		631,018
Other investments		80,365		(3,227)		83,591
Total	COP	2,768,034	COP	(34,876)	COP	2,802,906

Investments that have been in a continuous unrealized loss position for 12 months or longer are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
December 31, 2010
Securities issued or secured by Colombian government	COP	436,098	COP	(35,906)	COP	472,004
Securities issued or secured by other financial entities		30,372		(241)		30,613
Securities issued or secured by foreign goverment		21,808		(397)		22,205
Other investments		4,476		(124)		4,600
Total	COP	492,754	COP	(36,668)	COP	529,422

Additional disclosures for derivatives instruments under U.S. GAAP

The tables below present the financial position of the derivatives contracts as of December 31, 2010 and 2009 and their gain and loss recognised in the Statement of Operations as well as the volume of operations:

	Asset						Liability
	2010			2009			2010			2009
Derivatives not designated as hedging instruments	Balance sheet location	Fair Value		Balance sheet location	Fair Value		Balance sheet location	Fair Value		Balance sheet location	Fair Value

Interest rate contracts	Other assets	COP	26,380	Other assets	COP	(805)	Other liability	COP	(23,638)	Other liability	COP	24,791
Foreign exchange contracts	Other assets		440,807	Other assets		370,176	Other liability		(332,731)	Other liability		(241,045)
TOTAL (COP)		COP	467,187		COP	369,371		COP	(356,369)		COP	(216,254)

	2010		2009
Collateral	COP	279,650	COP	71,604

		2010		2009
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized in income on Derivative	Amount of gain or (loss) recognized in income on derivative

	Interest income (expenses)	COP	(33,193)	COP	20,181
	Foreign currency gain (loss)		7,586		408,320
		COP	(25,607)	COP	428,501

	2010		2009
Derivatives not designated as hedging instruments	Notional amounts as of December 31,

Interest rate contracts	COP	2,841,063	COP	2,718,149
Foreign exchange contracts		18,439,133		14,952,640
	COP	21,280,196	COP	17,670,789

j)	Dividends received from Investments in unaffiliated companies.

Under Colombian GAAP, stock dividends are recorded as income; under U.S. GAAP, dividends paid in the form of additional shares of common stock are not recorded as income. Instead, the costs of the shares previously held are allocated equitably to the total shares held after receipt of the stock dividend. When any shares are later disposed of, a gain or loss is determined on the basis of the adjusted cost per share.

k)	Investments in affiliates.

Under Colombian GAAP, investments in affiliates where the investor has the ability to exercise significant influence are recorded at cost and classified as available for sale.

The difference between the cost and equity participation is recorded as reappraisal of assets in assets and stockholders’ equity. This reappraisal is reversed for U.S. GAAP purposes.

Under U.S. GAAP, investments where the investor has the ability to exercise significant influence are   recorded using the equity method.

l)	Lessor accounting

Certain of the Bank’s subsidiaries lease assets to third parties under non-cancelable lease arrangements. These lease arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures and their terms range between three and five years.

Under Colombian GAAP, for financial entities, leases are classified as either financial leases or operating leases, according to the terms of the lease agreements. Goods provided through leases to third parties with a purchase option are recorded in the loan portfolio. Goods provided through operating leases are recorded as property, plant and equipment. For both types of leasing, their initial measurement represents the value to be financed of the good to be leased (that is, the acquisition or construction cost) and the value of the improvement and expenses that can be capitalized, which represent a greater value of the lease operation to be financed.

Under U.S. GAAP, from the stand point of the lessor, leases are classified as direct finance leases or operating leases. Leases are classified as direct finance leases if certain criterias are met in the lease contract; otherwise they are classified as operating leases. The net investments in direct financing leases represent the present value of the minimum lease payments plus the unguaranteed residual value.

The adjustment under U.S. GAAP is related to certain leases signed by the Bank subsidiaries Renting Colombia and Leasing Bancolombia classified as operating leases under Colombian GAAP, which met the criteria to be classified as direct finance leases under U.S. GAAP.

The following list the components of the net investment in direct financial leases as of December 31, 2010 and 2009:
	2010		2009

Total minimum lease payments to be received	COP	7,879,320	COP	6,975,506
Less: Allowance for uncollectibles		(231,368)		(200,757)
Net minimum lease payments receivable		7,647,952		6,774,749
Estimated residual values of leased property		713,829		649,567
Less: Unearned income		(2,168,121)		(1,745,677)
Net investment in direct financial leases	COP	6,193,660	COP	5,678,639

The following schedule shows the future minimum lease payments to be received on direct financial leases and operating leases for each of the next five years and thereafter.

Year Ended December 31,	Financial leases		Operating Leases
2011	COP	396,885	COP	214,570
2012		805,578		174,868
2013		1,210,184		144,899
2014		885,622		115,257
2015		967,011		92,153
2016 and later		3,614,040		248,766
Total minimum future lease payments to be received	COP	7,879,320	COP	990,513

m)	Business combinations

m.i)  Purchase method of accounting

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

In regard to a business combination, the purchase method of accounting under U.S. GAAP requires that (i) the purchase price be allocated to the identifiable acquired assets and liabilities on the basis of fair market value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs include the income of the acquired company after the date of acquisition.

m.ii) Goodwill

   Under Colombian GAAP, goodwill derived from business combinations effective before October 2006, is amortized over a maximum period of ten years. In business combinations that occurred after October 2006, the resulting goodwill is amortized on a term of twenty (20) years, unless the entity voluntarily selects a shorter period of amortization using an exponential method. Under this method the charge for amortization is increased exponentially every year. However, the Bank, since January, 2008, has used the straight-line method to amortize goodwill, since the Bank considers this method provides a better association between the revenues and expenses corresponding to this investment.

Under Colombian GAAP, in the case of goodwill acquired by the Bank and its subsidiaries before the date when the new regulation came into full force in year 2007, the amortization term was maintained from three to ten years for goodwill recorded in the subsidiaries Banagrícola S.A. and Inversiones Financieras Banagrícola S.A., as permitted by Superintendency of Finance at the acquisition date.

Under U.S. GAAP, the Bank does not amortize goodwill, but it is subject to an annual impairment test.

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

Under U.S. GAAP, the Bank annually has performed the required impairment test of each reporting segment’s goodwill. For December 31, 2010, no impairment was recognized against goodwill. During 2009, the Bank concluded that there was an impairment of Factoring Bancolombia’s goodwill and recorded an impairtment charge for the excess over the fair value amounting COP 7,787.

During 2010, the Bank has modified the distribution of the goodwill by segments in order to be consistent with the segments presented in the note 31, y) Segment Disclosure.

The changes in Goodwill by segment during 2009 and 2010 were as follows:

	Banking Colombia		Banking El Salvador		Leasing		Trust		Investments		Brokerage		Off Shore		All other segments		Pension and Insurance		Total
Goodwill U.S. GAAP
Balance as of December 31, 2008	COP	435,827	COP	661,259	COP	54,238	COP	2,493	COP	132,273	COP	43,722	COP	31,534	COP	1,330	COP	59,654	COP	1,422,330
Accumulated impairment losses		-		-		-		-		-		-		-		-		-		-
Balance as of January 1, 2009		435,827		661,259		54,238		2,493		132,273		43,722		31,534		1,330		59,654		1,422,330
Additions		-		4,047		-		-		-		-		-		-		-		4,047
Impairment		(7,787)		-		-		-		-		-		-		-		-		(7,787)
Foreign currency adjustment		-		(58,758)		-		-		-		-		-		-		(5,300)		(64,058)
Balance as of December 31, 2009		428,040		606,548		54,238		2,493		132,273		43,722		31,534		1,330		54,354		1,354,532
Goodwill under Colombian GAAP		(59)		855,525		-		-		-		-		-		-		-		855,466
Difference related to goodwill to be recognized under U.S. GAAP		428,099		(248,977)		54,238		2,493		132,273		43,722		31,534		1,330		54,354		499,066

Recognized in Stockholders' equity as
Revaluation of assets		-		-		-		-		171,257		-		-		-		-		171,257
Goodwill		428,099		(248,977)		54,238		2,493		(38,983)		43,722		31,534		1,330		54,354		327,809
Goodwill U.S. GAAP
Balance as of December 31, 2009		435,827		606,548		54,238		2,493		132,273		43,722		31,534		1,330		54,354		1,362,319
Accumulated impairment losses		(7,787)		-		-		-		-		-		-		-		-		(7,787)
Balance as of January 1, 2010		428,040		606,548		54,238		2,493		132,273		43,722		31,534		1,330		54,354		1,354,532
Goodwill derecognized related to a disposal group classified as held for sale		-		-		-		-		-		-		-		-		(50,890)		(50,890)
Foreign currency adjustment		-		12,543		-		-		-		-		-		-		(3,464)		9,079
Balance as of December 31, 2010		428,040		619,091		54,238		2,493		132,273		43,722		31,534		1,330		-		1,312,721
Goodwill under Colombian GAAP(1)		(5)		745,661		5,267		-		78		-		-		-		-		751,001
Difference related to goodwill to be recognized under U.S. GAAP		428,045		(126,570)		48,971		2,493		132,195		43,722		31,534		1,330		-		561,720
Recognized in Stockholders' equity as
Revaluation of assets		-		-		-		-		166,108		-		-		-		-		166,108
Goodwill	COP	428,045	COP	(126,570)	COP	48,971	COP	2,493	COP	(33,913)	COP	43,722	COP	31,534	COP	1,330	COP	-	COP	395,612

(1)
In March 2010, Leasing Bancolombia  acquired 3,185,007 outstanding shares of Renting Colombia from Mitsubishi International Corporation and Mitsubishi Corporation, formerly Renting Bancolombia non-controlling interest. The excess paid over the book value of the non controlling interest was COP 6,038 at December 31, Bancolombia held an interest of 100% of Renting Colombia’s total stockholders’ equity.

Under Colombian GAAP, the entire purchase was accounted for as goodwill by Leasing Bancolombia. According to ASC 805-10 (SFAS 141 –R-), a subsequent adjustment resulting from changes in the non-controlling interests’ share must be accounted for in equity.

m.iii) Intangible Assets

Under Colombian GAAP, the purchase method of accounting allocates to goodwill all of the excess value paid derived from business combinations. Under U.S. GAAP acquired intangible assets, are assigned to registered brands, deposits, customers relationship and others.

The activity of the Bank’s intangible assets during the years ended December 31, 2010, 2009 and 2008 is as follows:
	2010		2009		2008

Intangible Assets
Balance at beginning of year	COP	369,234	COP	468,546	COP	487,691
Reclassifications(1)		-		-		45,951
Amortization		(58,559)		(67,451)		(79,578)
Impairment		-		-		(26,555)
Intangibles reclassified to assets held for sale (see Note 31, q - Discontinued operations)		(69,944)		-		-
Foreign currency translation adjustment(2) (3)		(17,548)		(31,861)		41,037
Balance at end of year	COP	223,183	COP	369,234	COP	468,546

(1)	It corresponds to the recognition of the brand of Banco Agrícola from goodwill to intangible of finite life as a result of the initial decision of the Bank’s management.
(2)	The foreign currency translation adjustment for the amortization expense amounts COP 8,656.
(3)	The foreign currency translation adjustment for the carrying amount is COP 26,204.

Intangible assets were as follows:

	December 31, 2010						December 31, 2009
	Gross carrying amount		Accumulated amortization		Impairment		Gross carrying amount		Accumulated amortization		Impairment

Amortizable intangible assets	COP	427,393	COP	204,210	COP	-	COP	445,261	COP	165,330	COP	-
Amortizable intangible related to a disposal group classified as held for sale		122,498		52,554		-		130,834		41,531		-
Total	COP	549,891	COP	256,764	COP	-	COP	576,095	COP	206,861	COP	-

The following table shows the intangible assets gross carrying amount, detailed with their respective useful lives:
	December 31, 2010		Weight useful life (months)

Brand	COP	39,201	60
Service asset		6,206	169
Asset management		30,004	125
Benefits associated to Loans		77,354	201
Core Deposits		118,610	151
Customer relationship Conavi and Corfinsura		22,400	105
Customer relationship Factoring Bancolombia		7,267	48
Customer relationship Conglomerado Banagrícola		122,293	159
Others		4,058	105
TOTAL	COP	427,393

The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending December 31,	Aggregate amortization expense
2011	COP	54,500
2012		43,464
2013		34,667
2014		31,444
2015		25,273
Total	COP	189,348

m.iv) Fair value of assets and liabilities acquired

Under Colombian GAAP, the purchase method of accounting allocates to goodwill all of the excesses value paid derived from business combinations. For U.S. GAAP purposes, the primary financial statements allocate the fair value adjustments to each of the respective assets and liabilities. Currently, the Bank recognizes adjustments to the Stockholders’ Equity related to business combination due to fair value adquisition date differences in fixed and foreclosed assets, time deposits, long-term debt, loans and securitization of non-performing loans.

n)	Securitization

Transfers of financial assets

The Bank securitizes performing and non-performing mortgage loans using different securitization vehicles.

The Bank transfers performing and non-performing mortgages to (SPE) Special Purpose Entities which are not related parties. The special purpose entities issue notes (debt securities) and use the proceeds to buy the residential mortgage portfolio from Bancolombia and other Colombian banks. In a securitization, various classes of debt securities may be issued and are generally collateralized by the transferor.

The securitized loans may be serviced by the Bank or by third parties. The Bank may also retain an interest in the form of the securities acquired and fees on the securitized receivable.

Under Colombian GAAP, the securitization of performing and non-performing residential mortgage loans, is recorded as sales of financial assets and therefore, securitized loans have been removed from the Bank’s balance sheet. Additionally, the Bank recognizes in the income statement at the moment of the operation the difference between the book value of the securitized portfolio and the value received.

Before 2010 under U.S. GAAP, if the SPE activities were sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the trust was not consolidated by the seller of the transferred assets. Additionally, under ASC 810, if trusts other than QSPEs met the definition of a variable interest entity (VIE), the Bank evaluated whether the Bank was the primary beneficiary of the trust and, if so, was required to consolidate it.

Under U.S. GAAP, since January 2010 when an entity transfers financial assets, need to assess first whether the transferee should be consolidated. The party that has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, it is considered the primary beneficiary and therefore should consolidate the VIE.

Hence, the Bank assessed on 1 January 2010 whether or not it was the primary beneficiary on those VIEs where it had a variable interest and as a result of such assessment, some VIEs where consolidated on January 1, 2010 that were not consolidated as of December 31, 2009. This change in accounting principle did not have a material effect on the adoption date.

For those transfers of financial assets made in 2010, the Bank first assessed the consolidation principle and for those which it is not the primary beneficiary, the sale accounting under US GAAP was further assessed. If considered a sale, the transferred assets were removed from the Bank’s consolidated balance sheet with a gain or loss recognized. If not a sale, the transfer is considered a secured borrowing, resulting in the recognition of a liability in the consolidated balance sheet.

The table below presents a summary of the assets and liabilities of VIEs which have been consolidated on the Bank’s balance sheet at December 31, 2010 and 2009:

	2010		2009
Assets	COP	3,957,769	COP	2,696,829
Liabilities		2,244,528		1,428,353
Allowance for loans losses	COP	162,443	COP	130,121

The allowance for loan losses represents the management’s estimate of probable losses inherent in the portfolio. The allowance for loan losses is calculated based on criteria described in e) Allowance for loan losses, financial leases, foreclosed assets and other receivables.

The Bank did not provide any additional financial support to these VIEs or others during 2010. Further, the Bank does not have any contractual commitments or obligations to provide additional financial support to these VIEs or others. The investors in debt securities issued by the securitization entities have no recourse to other assets of the Bank.

The Bank received servicing fees from Titularizadora Colombiana S.A. (structuring) of COP 23,542 and COP 20,490 for the year ended 31 December 2010 and 2009, respectively. The Bank believes that the fees reflects an adequate compensation for the services and are priced based on market value.

Cash flows received from securitization entities for the year ended December 31, 2010 and 2009 amounted to COP 6,207 and COP 200,914, respectively.

The securitization transactions are source of funding for the Bank.The securitization of performing loans transfers the risks of the loan portfolio to the holders of the debt securities issued by the securitization entities.

Securitization of Non-performing Loans

The Bank retains all the risks of the securitized non-performing loans portfolio. In case of default of the borrower of the loan, the Bank is required to contribute other loan or cash to the securitization entity in order to ensure the debt securities issue are been paid. Those securitization transactions are consolidated under U.S. GAAP.

Retained Interests in the Securitization vehicles

Under Colombian GAAP, retained interests in the securitization vehicles were recognized as described in Note 2.

For U.S. GAAP purposes, retained interests in those securitization vehicles that are not subject to consolidation during the fiscal year ended December 31, 2010, as the Bank was not considered to be the primary beneficiary in accordance with ASC 810, should be recognized and recorded at fair value, as available-for-sale or trading securities in accordance with ASC 320. To determine their fair values of these securities, the Bank discounted the estimated future cash flows of these securities.

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

For U.S. GAAP purposes, the amortized cost, unrealized gain/loss and fair value of retained interest qualifying for sale treatment but not subject to consolidation as of December 31, 2010 and 2009, are as follows:

Balance Sheet	2010		2009
Available for Sale Securities
Amortized Cost	COP	579,394	COP	297,267
Net Unrealized Gain/(Loss)		(7,192)		8,301
Fair Value		572,202		305,568

Trading Securities
Fair Value	COP	11,099	COP	20,239

For U.S. GAAP purposes, cash flows and proceeds received of SPEs qualifying for sale treatment but not subject to consolidation as of December 31, 2010 and 2009, are as follows:

	2010		2009

Cash Flows	COP	5,583	COP	65,653
Proceeds Received		811,544		223,224

o)	Foreign currency translation adjustment

Under Colombian GAAP, for purposes of consolidation, the income accounts of foreign currency financial statements, are converted to pesos using the average exchange rates, the exchange difference originated in the consolidated statement of operations accounts is recorded as foreign exchange gain Loss in results.

Under U.S. GAAP, according to ASC 830 and ASC 220, the translation adjustments shall be reported as a component of stockholders’ equity, in other comprehensive income.

p)	Non-controlling Interest

The non-controlling interest corresponds to the proportional adjustments to the stockholders’ equity and net income originated by the subsidiaries where the Bank holds less than 100% of participation.

Under Colombian GAAP, the non-controlling interest is presented as minority interest outside stockholders’ equity. For U.S. GAAP purposes, as of January 1, 2009, the Bank adopted ASC 810-10-65-65-1 which requires the non-controlling interest in subsidiaries to be classified as a separate component of stockholders’ equity in the consolidated financial statements. Additionally, consolidated net income and comprehensive income are reported with separate disclosure of the amounts attributable to the parent and to the noncontrolling interest. The presentation and disclosure requirements have been applied restrospectively for all periods presented on the Supplemental Consolidated Condensed Balance Sheet, Statements of Operations and Comprehensive Income.

q)	Discontinued Operations

On June 9, 2008, Bancolombia sold to Stratton Spain S.L 94.90% of its direct interest and 3.32% of its direct interest held through Banca de Inversión Bancolombia S.A. and Fiduciaria Bancolombia S.A. in Multienlace S.A.  The transaction price amounted to COP 105,882. The Bank registered in 2008 a gain on sale of this investment for COP 83,006.

On July 24, 2008, Bancolombia liquidated 100.00% of its direct interest held through Suleasing Internacional USA Inc. and Bancolombia Panamá S.A. in Suinternal Do Brasil Locacao de Bens S.A.  The Bank registered in 2008 a loss on sale of this investment for COP 11.

On September 18, 2008, Bancolombia liquidated 71.75% of its direct interest held through Banca de Inversión Bancolombia S.A. in Inversiones Valsimesa S.A.  The Bank registered in 2008 a gain on sale of this investment for COP 5,310.

On November 19, 2008, Bancolombia sold to Mitsubishi Corporation 100.00% of its direct interest held through Banca de Inversión Bancolombia S.A. in P.A. Renting Colombia. The Bank registered in 2008 a gain on sale of this investment for COP 2,988.

On December 22, 2008, Bancolombia sold to Corporation Delta Codelta. 80.00% of its direct interest held through Banca de Inversión Bancolombia S.A., Inmobiliaria Bancol S.A. and Valores Simesa S.A  in Fundiciones y Componentes Automotores. The Bank registered in 2008 a gain on sale of this investment for COP 13,692.

On January 29, 2010, Bancolombia sold to Inversiones EGEO I S.A.S 98.25% of its direct interest held through Banca de Inversión Bancolombia S.A. in Inversiones Valores y Logística S.A. The Bank registered in 2010 a gain on sale of this investment for COP 27,995.

In September 2010, the Board of Directors of Bancolombia granted its authorization to carry out negotiations with Grupo de Inversiones Suramericana S.A. y Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias, on the sale of the equity interests that Bancolombia owns, through its offshore subsidiaries, in Asesuisa, Asesuisa Vida and AFP Crecer in El Salvador.

On January 28, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed a contract where Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. sell to Protección S.A. its shares equivalent to 99.99% of the capital stock of AFP Crecer, an organization that administers pensions funds in the Republic of El Salvador. Banagrícola S.A. e Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 103,000 as payment for the shares.

On February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A., signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 98,000 as payment for the shares.

The results of the discontinued operations under U.S. GAAP were as follows:

	2010		2009		2008
Profit (losses) from discontinued operations before income taxes	COP	79,450	COP	59,125	COP	130,973
Income taxes (benefit) expense		15,467		11,034		29,856
Profit (losses) from discontinued operations	COP	63,983	COP	48,091	COP	101,117

r)	Guarantees

In order to meet the needs of its customers, the Bank issues financial standby letters of credit and bank guarantees.  At December 31, 2010 and 2009, outstanding letters of credit and bank guarantees issued by the Bank totaled COP 3,198,143 and COP 3,094,924, respectively. Under Colombian GAAP, the Bank recognizes in memorandum accounts the full guaranted amount.

The table below summarizes, at December 31, 2010 and 2009, all of the Bank’s guarantees where the Bank is the guarantor.
	Expire within one year				Expire after one year				Total amount outstanding				Maximum potential amount of future losses
	2010		2009		2010		2009		2010		2009		2010		2009
Financial standby letters of credit	COP	1,146,617	COP	1,280,104	COP	540,354	COP	323,997	COP	1,686,971	COP	1,604,101	COP	1,686,971	COP	1,604,101
Bank guarantees		1,111,606		1,047,549		399,466		443,274		1,511,172		1,490,823		1,511,172		1,490,823
Total	COP	2,258,223	COP	2,327,653	COP	939,820	COP	767,271	COP	3,198,143	COP	3,094,924	COP	3,198,143	COP	3,094,924

The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. The Bank does not hold collateral over the guarantees issued.

Under US GAAP, as of December 31, 2010 and 2009, the Bank recognized COP 23,250 and COP 15,280 as a liability for the fair value of the obligations assumed at its reception. The difference (from 2009 to 2010) corresponds to the increase of commissions during 2010. Such liabilities are being amortized over the expected term of the guarantee.

s)	Insurance contracts

Under U.S. GAAP, reserves for individual and group life insurance are computed on the basis of interest rates, mortality tables, including a margin for adverse deviations. For the year 2010 and 2009, reserve discount rate was 4.5%, based on the Bank’s own profitability experience.

Under Colombian GAAP, there are not reserves for adverse deviations.

t)	Estimated Fair Value of Financial Instruments

Fair value of financial instruments

Effective January 1, 2008, the Bank adopted ASC 820 - Fair Value Measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements. As a result of the adoption, the Bank has made some amendments to the techniques applied in measuring the fair value in order to include considerations about own credit and counterparty risk.

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

1.  Fair value measurement on a recurring and non-recurring basis (ASC 820)

Investment securities

a)     Debt securities:

When available, the Bank uses quoted market prices to determine the fair value and such items are classified in Level 1 of the fair value hierarchy.  For securities not traded or over the counter, the Bank generally determines fair value utilizing internal valuation and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and interest. The interest and foreign exchange curves are generally observable market data and reference yield and exchange curves derived from quoted interest and exchange rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. Fair value estimates from internal valuation techniques are verified and tested by independent personnel.

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

b)     Equity securities

When available, the Bank uses quoted market prices to determine the fair value and such items are classified in Level 1and Level 2 of the fair value hierarchy and in trading or investment category.

Derivatives

Derivatives entered into by the Bank are executed over the counter and so are valued using internal valuation techniques as no quoted market prices exist for such instruments. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. For over the counter derivatives those trades in liquid markets are valued using industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies. In addition, these estimates consider assumptions for our own credit risk and the respective counterparty credit risk.

    The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying volatility, credit curves and correlation of such inputs. The item is placed in either Level 1, level 2 or Level 3 depending on the observability of the significant inputs to the model. Correlation and items with longer tenors are generally less observable.

When appropriate, valuations are adjusted for various factors such as liquidity, bid /offer spreads and credit considerations.

Credit Valuation Adjustment

Under Colombian GAAP, the measurement of the fair value of derivatives does not include the credit valuation adjustment (“CVA”). Under U.S. GAAP, beginning January 1, 2008 with the adoptions of ASC 820 the Bank is measuring the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap and forward derivatives.

Counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is a derivative asset and its credit risk is incorporated when the position is a derivative liability. The Bank attempts to mitigate credit risk to third parties which are international banks by entering into master netting agreements. When assessing the impact of credit exposure, only the net counterparty exposure is considered at risk; due to the offsetting of certain same-counterparty positions and the application of cash and other collateral. The Bank generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (“CDS”). The credit-risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in Colombia. The Bank also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if the Bank believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Bank’s credit risk on an instrument transacted with international financial institutions is done using the Asset Swap Curve calculated for subordinated bonds issued by the Bank in foreign currency.  The Bank calculates the liability’s credit risk adjustment for derivatives transacted with local financial institutions by incorporating credit data derived qualifications released in the Colombian financial market.

   A hundred basis points increase in our own credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in a reduction of the associated adjustment of approximately COP 1,059 in 2010. These sensitivity analyses do not represent management’s expectations of the changes in our own credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

   A hundred basis points increase in the counterparty credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in a increase of the associated adjustment of approximately COP 7,883 in 2010. These sensitivity analyses do not represent management’s expectations of the changes in the counterparties credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

Impaired loans measured at fair value

The Bank, as a practical expedient, measured certain impaired loan based on the fair values of the collateral less costs to sell. The fair values were determined using internal valuation techniques.These techniques include basically a matrix pricing using recent transactions involving collateral with similar characteristics. The key inputs to the matrix depend upon the type of collateral and include property price index (per region, size, type etc.), physical conditions and expected selling costs. In certain cases, the Bank may also use experts to validate the prices obtained using the matrix.

Mortgage-backed securities

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

Fair values were estimated using discounted cash flows using models which the main key economic assumptions used are estimates of prepayment rates and resultant weighted average lives of the securitised mortgage portfolio, probability of default and interest rate curves. These items are classified as Level 3.

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

Long-term debt

The fair value of long-term debt, which comprises bonds issued by Bancolombia and its subsidiaries, was estimated substantially based on quoted market prices. Certain bonds which are nonpublic trading, issued by Tuya S.A., were determined based on the discounted value of cash flows using the rates currently offered for deposits of similar remaining maturities and its own creditworthiness.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010 and 2009 based on the U.S. GAAP carrying amount:

	Fair value measurements using as of December 31,
	2010
	Level 1		Level 2		Level 3		Total Balance
Assets

Trading account	COP	965,252	COP	1,183,027	COP	79,141	COP	2,227,420
Securities issued or secured by Colombian government		945,208		675,455		1,046		1,621,709
Securities issued or secured by government entities		4,800		34,132		-		38,932
Securities issued or secured by other financial entities		11,984		370,019		60,330		442,333
Securities issued or secured by Foreign governments		2,401		-		-		2,401
Other investments		859		103,420		6.666		110,945
Morgage-backed securities		-		1		11,099		11,100
Investment securities		821,663		2,072,978		1,195,173		4,089,814
Available for sale -Debt securities
Securities issued or secured by Colombian government		160,478		450,021		-		610,499
Securities issued or secured by government entities		-		965,053		210		965,263
Securities issued or secured by other financial entities		223,358		90,860		39,695		353,913
Securities issued or secured by Foreign governments		221,471		336,020		-		557,491
Securities issued or secured by the El Salvador Central Bank		-		168,180		583,066		751,246
Other investments		143,159		57,737		-		200,896
Morgage-backed securities		-		-		572,202		572,202
Equity securities		73,197		5,107		-		78,304
Derivatives		317		95,082		371,787		467,186
Foreign exchange contracts		-		88,542		352,264		440,806
Interest rate contracts		317		6,540		19,523		26,380
Liabilities
Derivatives		(302)		(188,514)		(167,554)		(356,370)
Foreign exchange contracts		-		(146,406)		(186,325)		(332,731)
Interest rate contracts		(302)		(42,108)		18,771		(23,639)
	COP	1,786,930	COP	3,162,573	COP	1,478,547	COP	6,428,050
		27.80%		49.20%		23.00%

	Fair value measurements using as of December 31,

	2009
	Level 1		Level 2		Level 3		Total Balance
Assets

Trading account	COP	1,990,411	COP	1,098,705	COP	51,340	COP	3,140,456

Securities issued or secured by Colombian government		1,968,190		645,031		3,126		2,616,347
Securities issued or secured by government entities		-		25,308		-		25,308
Securities issued or secured by other financial entities		29		370,763		24,811		395,603
Other investments		22,192		57,603		3,164		82,959
Morgage-backed securities		-		-		20,239		20,239

Investment securities		784,404		2,117,244		911,397		3,813,045
Available for sale - Debt securities
Securities issued or secured by Colombian government		254,667		466,848		2,215		723,730
Securities issued or secured by government entities		-		820,400		1,325		821,725
Securities issued or secured by other financial entities		17,330		181,311		-		198,641
Securities issued or secured by Foreign governments		333,928		404,984		-		738,912
Securities issued or secured by the El Salvador Central Bank		-		211,861		598,455		810,316
Other investments		151,163		26,928		3,834		181,925
Morgage-backed securities		-		-		305,568		305,568
Equity securities		27,316		4,912		-		32,228

Derivatives		351		94,282		274,842		369,475
Foreign exchange contracts		-		102,748		270,666		373,414
Interest rate contracts		351		(8,466)		4,176		(3,939)

Liabilities
Derivatives		(332)		(215,923)		-		(216,255)
Foreign exchange contracts		-		(241,045)		-		(241,045)
Interest rate contracts		(332)		25,122		-		24,790
	COP	2,774,834	COP	3,094,308	COP	1,237,579	COP	7,106,721
		39.05%		43.54%		17.41%

Changes in Level 3 Fair-Value Category
The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable   inputs (Level 3) during 2010.

	Balance, January 1, 2010		Included in earnings		Included in OCI		Purchases		Settlement		Prepaids		Transfers in to/out of Level 3		Balance, December 31, 2010
Investment securities	COP	911,397	COP	1,999	COP	(7,653)	COP	1,189,576	COP	(890,201)	COP	(9,945)	COP	-	COP	1,195,173

Securities issued or secured by Colombian government		2,215		-		-		-		(2,215)		-		-		-
Securities issued or secured by government entities		1,325		(10)		40		-		(1,072)		(73)		-		210
Securities issued or secured by other financial entities		3,835		(181)		213		35,828		-		-		-		39,695
Securities issued or secured by the El Salvador Central Bank		598,455		19		(273)		583,320		(598,455)		-		-		583,066
Other investments		-		-		-		-		-		-		-		-
Morgage-backed securities		305,567		2,171		(7,633)		570,428		(288,459)		(9,872)		-		572,202

Trading account assets	COP	51,340	COP	(9,233)	COP	-	COP	56,060	COP	(20,206)	COP	(625)	COP	1,805	COP	79,141

Securities issued or secured by Colombian government		3,126		(260)		-		-		(1,260)		(560)		-		1,046
Securities issued or secured by government entities		-		-		-		-		-		-		-		-
Securities issued or secured by other financial entities		27,975		(334)		-		49,949		(18,504)		-		1,244		60,330
Other investments		-		(6)		-		6,111		-		-		561		6,666
Morgage-backed securities		20,239		(8,633)		-		-		(442)		(65)		-		11,099

Derivatives	COP	274,842	COP	74,616	COP	-	COP	43,477	COP	(95,525)	COP	(93,177)	COP	-	COP	204,233
Foreign exchange contracts		267,428		74,450		-		15,196		(93,110)		(98,025)		-		165,939
Interest rate contracts		7,414		166		-		28,281		(2,415)		4,848		-		38,294

	Balance, January 1, 2009		Included in earnings		Included in OCI		Purchases		Settlement		Prepaids		Transfers in to/out of Level 3		Balance, December 31, 2009
Investment securities	COP	967,517	COP	(8,400)	COP	4,155	COP	778,081	COP	(787,211)	COP	(48,794)	COP	6,049	COP	911,397

Securities issued or secured by Colombian government		-		-		97		-		-		-		2,214		2,311
Securities issued or secured by government entities		1,628		83		91		66		(3)		(541)		-		1,324
Securities issued or secured by other financial entities		12,181		-		-		-		(12,181)		-		-		-
Securities issued or secured by foreign Governments		2,855		-		-		-		(2,855)		-		-		-
Securities issued or secured by the El Salvador Central Bank		638,637		9		(513)		598,959		(638,637)		-		-		598,455
Other investments		-		-		1,035		-		-		-		3,835		4,870
Morgage-backed securities		312,216		(8,492)		3,445		179,056		(133,535)		(48,253)		-		304,437

Trading account assets	COP	79,391	COP	(4,664)	COP	-	COP	2,809	COP	(15,355)	COP	(13,922)	COP	3,081	COP	51,340

Securities issued or secured by Colombian government		1,875		154		-		284		(139)		-		951		3,125
Securities issued or secured by government entities		10,219		-		-		-		(5,136)		-		-		5,083
Securities issued or secured by other financial entities		17,955		(975)		-		2,501		-		-		-		19,481
Other investments		-		1,257		-		24		-		-		2,130		3,411
Morgage-backed securities		49,342		(5,100)		-		-		(10,080)		(13,922)		-		20,240

Derivatives	COP	19,978	COP	129,419	COP	-	COP	180,033	COP	(8,847)	COP	(45,741)	COP	-	COP	274,842
Foreign exchange contracts		2,789		105,981		-		175,088		(8,797)		(47,723)		-		227,338
Interest rate contracts		17,189		23,438		-		4,945		(50)		1,982		-		47,504

Transfers between Level 1 and Level 2 of the Fair Value Hierarchy

The Bank did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during 2010.

Nonfinancial assets and nonfinancial liabilities measured at Fair Value

The following table present for each of the fair-value hierarchy levels the bank’s assets and liabilities that are measured at fair value on a nonrecurring basis at December 31, 2010 and 2009 based on the U.S. GAAP carrying amount:

	Fair value measurements using
Year ended	Level 1		Level 2		Level 3		Total gain (losses)
2010
Collateralized loans	COP	-	COP	-	COP	266,503	COP	91,814
Foreclosed assets		-		-		57,755		2,130
Fixed assets		-		-		22,351		(71)
	COP	-	COP	-	COP	346,609	COP	93,873
2009
Collateralized loans	COP	-	COP	-	COP	233,336	COP	(97,498)
Foreclosed assets		-		-		59,448		(22,014)
Fixed assets		-		-		29,469		(3,515)
Factoring Bancolombia’s goodwill (1)		-		-		-		(7,787)

	COP	-	COP	-	COP	322,253	COP	(130,814)

 (1) In 2009 the Bank has performed the impairment test of Factoring Bancolombia’s goodwill and concluded there was impairment. The impairment loss has been recorded to the extent of carrying amount of the goodwill.

ASC 825 Disclosures

The table below presents the disclosures required by ASC 825 to all assets and liabilities based on the U.S. GAAP carrying amounts:
	December 31, 2010				December 31, 2009
	U.S. GAAP Amount		Estimated fair value		U.S. GAAP Amount		Estimated fair value
Financial assets
Cash and due from banks	COP	6,134,698	COP	6,134,698	COP	7,401,416	COP	7,401,416
Investment securities, net		4,028,953		4,113,265		3,874,840		3,836,355
Trading account		2,246,615		2,290,949		3,203,409		3,208,061
Loans and accrued interest receivable on loans, net		50,551,812		52,030,037		42,794,378		45,695,315
Custumers' acceptances		47,486		47,486		47,609		47,609
Derivatives		467,187		467,187		369,371		369,371
Financial liabilities
Derivatives		356,369		356,369		216,254		216,254
Time deposits		15,270,271		15,390,762		18,331,488		18,662,878
Overnight funds		1,962,178		1,962,178		1,348,947		1,348,947
Bank acceptances outstanding		47,486		47,486		47,609		47,609
Interbank borrowings(1)		2,703,279		2,703,279		1,158,133		1,158,133
Borrowings from development
and other domestic banks(1)		2,564,580		2,564,580		2,903,041		2,903,041
Bonds		5,817,459		6,071,037		4,269,780		4,400,690

(1)
Interbank borrowings and borrowings from domestic development banks have been valued at their carrying amounts because of their relatively short-term nature. In addition, these instruments bear interest at variable rates.

u)	Paid-in capital

In accordance with Colombian GAAP, paid-in capital in excess of par value of common and preferred shares issued is credited to a legal reserve. Under U.S. GAAP, capital in excess of par value is credited to paid‑in capital.

v)	Equity tax
Since 2007 Colombian tax regulations require companies pay annually a special tax, calculated on their net assets established under tax basis as of January 1 of each year, at the tax statutory rate of 1.2%. During 2010 and 2011 new regulation on this matter coming in force require the companies to calculate this tax only once for the four years beginning in 2011 at the tax rate of 6%,  payable in 8 semi-annually installments without interest.

Under Colombian GAAP, equity tax is allowed to be recorded directly in shareholders’ equity. Under U.S. GAAP, equity tax is recorded directly on Statements of Operations.

w)	Contingencies

According to Colombian GAAP, provisions for contingencies relating to government fines or penalties must be established for at least 50% of the total value of such amount which are then adjusted to 100% of the total when the administrative ruling becomes final and is no longer subject to administrative appeal.

According to U.S. GAAP, an estimated loss from a loss contingency shall be accrued by a charge to income if information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

x)	Earnings per share

Under Colombian GAAP, earnings per share (“EPS”) are computed by dividing net income by the weighted average number of both common and preference shares outstanding for each period presented.

U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as well as a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2010, 2009 and 2008, the Bank had a simple capital structure. Therefore, there was no difference between basic or diluted EPS for these years.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2010, 2009 and 2008 (in millions of pesos, except per share data):
	2010		2009		2008

U.S. GAAP consolidated net income	COP	1,544,761	COP	1,172,524	COP	849,920
Less preferred share dividends		185,964		177,108		173,548
Income attributable to common stockholders		1,358,797		995,416		676,372

Income from continuing operations attributable to common stockholders		1,294,814		947,325		575,255
Income (loss) from operations and disposal of discontinued operations		63,983		48,091		101,117
Income attributable to common stockholders		1,358,797		995,416		676,372

Weighted average number of common shares outstanding used in basic EPS calculation (in millions)		510		510		510
Basic and Diluted earnings per share (U.S. GAAP):
Income from continuing operations		2,538.85		1,857.49		1,127.94
Income (loss) from operations and disposal of discontinued operations		125.46		94.30		198.27
Income attributable to common stockholders	COP	2,664.31	COP	1,951.79	COP	1,326.21

y)	Segments Disclosure

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and assessing performance.

Until 2009, The Bank managed its business through six main operating segments: Retail and Small Business Banking, Corporate and Governmental Banking, Treasury, Offshore Commercial Banking, Leasing and All Other Segments.

In 2010, the Bank realigned its operating segments to reflect the core businesses in which the Bank operates and how it is managed.The changes in the Bank’s operating segments are a result of changes within the organizational management of the business and reporting structure, and how the chief operating decision maker reviews the financial information of the business on a regular basis.

The Bank changed from segments based on its market segmentation, customer’s needs and trading partners to segments that are strategic business units that are managed separately based on the fundamental differences in their operations. The new segments structure include: Banking Colombia, Banking El Salvador, Leasing, Trust, Investment, Brokerage, Off Shore, Pension and Insurance, and All other segments.

Additionally, the Bank manages and measures the performance of its operations through these business segments using the same accounting policies described in the summary of significant accounting policies (see Note 2).

As a result of these changes, the financial data for the prior periods has been retrospectively reclassified.

The Bank does not have any individual external customer which represents 10% or more of the enterprise’s revenues.

The following presents information on reported operating segment profit or loss, and segment assets under Colombian GAAP:

	December 31, 2010
	Banking Colombia		Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Pension and Insurance	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)	Total after eliminations

Net Interest Income	COP	2,617,840	362,155	443,574	16,933	10,303	28,102	108,114	4,046	680	3,591,747	-	3,591,747
Interest income		3,645,216	473,294	932,697	17,064	11,630	42,635	205,345	4,742	1,843	5,334,466	-	5,334,466
Interest expense		1,027,376	111,139	489,123	131	1,327	14,533	97,231	696	1,163	1,742,719	-	1,742,719
Revenues (expenses) from transactions with other operating segments of the Bank		(5,218)	17,418	8,736	(790)	779	(174)	(7,305)	(17,695)	4,249	-	-	-
Net provisions		(378,778)	(102,681)	(48,262)	(394)	1,168	(208)	(19,754)	593	(181)	(548,497)	782	(547,715)
Net Commissions		1,197,419	115,206	4,895	144,786	31,913	52,711	12,432	89,969	840	1,650,171	-	1,650,171
Foreign exchange gains,and Derivatives		105,444	947	57	1,196	33	299	(8,581)	-	640	100,035	-	100,035
Other operating income		344,450	111	45,006	468	93,931	4,456	102,967	2,808	95,147	689,344	(495,926)	193,418
Total Operating Income		3,881,157	393,156	454,006	162,199	138,127	85,186	187,873	79,721	101,375	5,482,800	(495,144)	4,987,656
Operating Income before provisions		4,259,935	495,837	502,268	162,593	136,959	85,394	207,627	79,128	101,556	6,031,297	(495,926)	5,535,371
Salaries and employee benefits		1,024,904	86,388	71,384	34,458	12,587	60,842	6,937	15,059	3,819	1,316,378	-	1,316,378
Administrative and other expenses		1,417,600	103,534	142,049	19,347	4,086	25,857	59,874	16,056	21,524	1,809,927	-	1,809,927
Operating expenses		2,442,504	189,922	213,433	53,805	16,673	86,699	66,811	31,115	25,343	3,126,305	-	3,126,305
Non-operating income (expense)		71,628	600	(7,032)	(742)	133	15,206	(3,279)	1,752	19,814	98,080	(14,520)	83,560
Income before income taxes		1,510,281	203,834	233,541	107,652	121,587	13,693	117,783	50,358	95,846	2,454,575	(509,664)	1,944,911
Income tax expense		(334,712)	(54,547)	(47,208)	(34,660)	(18,632)	(1,245)	-	(11,557)	(5,856)	(508,417)	-	(508,417)
Segment profit/loss		1,175,569	149,287	186,333	72,992	102,955	12,448	117,783	38,801	89,990	1,946,158	(509,664)	1,436,494
Segment assets	COP	49,499,711	7,093,621	8,345,821	272,797	427,967	851,844	6,068,344	229,156	1,529,612	74,318,873	(6,223,717)	68,095,156

(1) Includes provisions, dividends, gains on sales and noncontrolling interest

	December 31, 2009
	Banking Colombia		Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Pension and Insurance	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)	Total after eliminations

Net Interest Income	COP	2,954,586	393,873	432,472	17,225	17,438	58,129	96,131	7,109	(1,694)	3,975,269	837	3,976,106
Interest income		4,665,475	601,181	1,062,568	17,237	20,226	87,494	278,289	7,109	7,142	6,746,721	837	6,747,558
Interest expense		1,710,889	207,308	630,096	12	2,788	29,365	182,158	-	8,836	2,771,452	-	2,771,452
Revenues (expenses) from transactions with other operating segments of the Bank		(3,956)	15,614	5,991	(232)	301	291	(9,830)	(17,403)	9,224	-	-	-
Net provisions		(866,097)	(179,418)	(96,419)	(2,364)	(1,236)	(152)	(8,358)	3,258	1,437	(1,149,349)	(4,025)	(1,153,374)
Net Commissions		1,116,632	136,137	597	153,731	14,934	48,927	10,595	96,676	1,920	1,580,149	-	1,580,149
Foreign exchange gains,and Derivatives		36,377	1,007	(185)	3,162	(24)	565	941	-	818	42,661	-	42,661
Other operating income		244,016	138	40,391	461	31,341	1,321	44,375	12	138,484	500,539	(370,416)	130,123
Total Operating Income		3,481,558	367,351	382,847	171,983	62,754	109,081	133,854	89,652	150,189	4,949,269	(373,604)	4,575,665
Operating Income before provisions		4,347,655	546,769	479,266	174,347	63,990	109,233	142,212	86,394	148,752	6,098,618	(369,579)	5,729,039
Salaries and employee benefits		878,949	101,483	62,424	31,082	11,979	53,416	8,215	16,876	3,191	1,167,615	-	1,167,615
Administrative and other expenses		1,331,041	136,949	121,173	13,726	3,947	28,263	75,993	21,402	25,302	1,757,796	-	1,757,796
Operating expenses		2,209,990	238,432	183,597	44,808	15,926	81,679	84,208	38,278	28,493	2,925,411		2,925,411
Non-operating income (expense)		61,378	(8,748)	(5,345)	1,088	2,258	(1,582)	(1,286)	(236)	13,960	61,487	7,122	68,609
Income before income taxes		1,332,946	120,171	193,905	128,263	49,086	25,820	48,360	51,138	135,656	2,085,345	(366,482)	1,718,863
Income tax expense		(316,170)	(23,446)	(43,348)	(44,333)	(5,460)	(8,371)	-	(13,395)	(7,490)	(462,013)	-	(462,013)
Segment profit/loss		1,016,776	96,725	150,557	83,930	43,626	17,449	48,360	37,743	128,166	1,623,332	(366,482)	1,256,850
Segment assets	COP	42,952,531	7,756,293	7,341,863	256,195	398,267	1,129,222	6,362,171	242,226	1,502,366	67,941,134	(6,076,769)	61,864,365

(1) Includes provisions, dividends, gains on sales and noncontrolling interest

	December 31,2008
	Banking Colombia		Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Pension and Insurance	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)	Total after eliminations

Net Interest Income	COP	2,846,819	321,797	428,817	14,483	7,159	34,308	34,096	5,454	9,763	3,702,696	-	3,702,696
Interest income		4,618,275	514,344	1,062,177	14,530	13,096	73,161	217,805	5,454	44,070	6,562,912	-	6,562,912
Interest expense		1,771,456	192,547	633,360	47	5,937	38,853	183,709	-	34,307	2,860,216	-	2,860,216
Revenues (expenses) from transactions with other operating segments of the Bank		19,479	16,282	(26,233)	600	1,887	2,635	(7,017)	(16,367)	8,734	-	-	-
Net provisions		(955,657)	(92,572)	(85,898)	(948)	7,227	(183)	(13,104)	(1,364)	8,129	(1,134,370)	1,203	(1,133,167)
Net Commissions		1,000,716	131,145	5,951	88,584	13,719	56,796	10,093	84,386	907	1,392,297		1,392,297
Foreign exchange gains,and Derivatives		204,331	1,069	(2,324)	590	26	2,912	(954)	-	(953)	204,697	-	204,697
Other operating income		305,683	154	45,835	1,343	53,769	1,069	26,019	13,949	22,040	469,861	(225,229)	244,632
Total Operating Income		3,421,371	377,875	366,148	104,652	83,787	97,537	49,133	86,058	48,620	4,635,181	(224,026)	4,411,155
Operating Income before provisions		4,377,028	470,447	452,046	105,600	76,560	97,720	62,237	87,422	40,491	5,769,551	(225,229)	5,544,322
Salaries and employee benefits		848,854	90,041	59,578	24,780	8,417	45,123	5,967	15,690	2,987	1,101,437	-	1,101,437
Administrative and other expenses		1,207,968	125,839	112,254	11,855	3,546	26,181	68,534	21,205	29,981	1,607,363	-	1,607,363
Operating expenses		2,056,822	215,880	171,832	36,635	11,963	71,304	74,501	36,895	32,968	2,708,800	-	2,708,800
Non-operating income (expense)		25,904	22,278	(3,479)	(2,189)	546	2,507	3,578	6,852	16,977	72,974	(10,630)	62,344
Income before income taxes		1,390,453	184,273	190,837	65,828	72,370	28,740	(21,790)	56,015	32,629	1,999,355	(234,656)	1,764,699
Income tax expense		(348,911)	(36,897)	(35,729)	(24,420)	(1,347)	(9,283)	-	(11,713)	(5,756)	(474,056)	-	(474,056)
Segment profit/loss		1,041,542	147,376	155,108	41,408	71,023	19,457	(21,790)	44,302	26,873	1,525,299	(234,656)	1,290,643
Segment assets	COP	41,815,182	8,526,531	6,939,220	206,186	369,867	884,800	6,939,710	275,493	1,532,178	67,489,166	(5,706,087)	61,783,079

(1) Includes provisions, dividends, gains on sales and noncontrolling  interest

The following summarizes the Bank’s revenues and long-lived assets attributable to Colombia and other foreign countries:
	As of December 31,
	2010				2009
			Long				Long
Geographic Information	Revenues		Term – Assets (1)		Revenues		Term – Assets (1)

Colombia		9,464,134		2,030,204		7,683,556		1,715,504
Panama and Cayman Islands		442,772		7,723		274,620		8,964
Puerto Rico		28,170		128		36,047		180
Perú		24,931		65,004		21,755		25,441
El Salvador		1,079,476		132,541		847,198		147,397
USA		37,403		-		44,459		108
Total		11,076,886		2,235,600		8,907,635		1,897,594
Eliminations of intersegment operations		(865,814)		11		(449,837)		11
Total, net	COP	10,211,072	COP	2,235,611	COP	8,457,798	COP	1,897,605

(1)    Included foreclosed assets, net, and property, plant and equipment, net.

As of December 31, 2010, the following are the Bank’s operating segments:

Banking Colombia: This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value-added, long-term relationships. In order to offer specialized services to individuals and small and medium size enterprises (SMEs), the Bank’s retail sales force targets the clients classified as: Personal, Private, Entrepreneurs, Foreign Residents and SMEs. The Bank’s corporate and goverment sales force targets and specializes in companies with more than COP 16,000 million in revenue of nine economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Media, Financial Services, Non-Financial Services, Construction, Government and Natural Resources.

Banking El Salvador: This segment provides retail and commercial banking products and services to individuals, companies and national and local governments in El Salvador. Banking El Salvador also includes operations of the following subsidiaries Arrendadora Financiera S.A., Credibac S.A. de CV and Bursabac S.A. de CV.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in El Salvador.

Leasing: This segment provides financial and operational leases, including cross-border and international leasing services to clients in Colombia, Central America, Mexico and Brazil. Bancolombia offers these services mainly through the following Subsidiaries: Leasing Bancolombia S.A., Renting Colombia S.A., Renting Perú S.A.C., Leasing Peru S.A., Tempo Rent a Car S.A. and Capital Investment Safi S.A.

Trust: This segment provides trust services and asset management to clients in Colombia and Peru through Fiduciaria Bancolombia and Fiduciaria GBC S.A. The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

Investment Banking: This segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversion Bancolombia S.A. Its customers include private and publicly-held corporations as well as government institutions.

Brokerage: This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A., Valores Bancolombia Panama S.A. and Suvalor Panamá Fondos de Inversión. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

Off Shore: This segment provides a complete line of offshore banking services to Colombian and Salvadorian customers through Bancolombia Panamá S.A., Bancolombia Cayman, and Bancolombia Puerto Rico International Inc. It offers loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these Subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

Pension and Insurance: This segment provides pension plan administration and insurance services to individuals and companies in El Salvador through Crecer S.A., Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A.

All other segments: This segment includes results from small operation of particular investment vehicles of Bancolombia: Valores Simesa, Inmobiliaria Bancol, Todo1 Colombia S.A., Inversiones CFNS, CFNS Infraestructura S.A.S, Sinesa, Sinesa Holding, Future Net, Vivayco S.A.S., Banagrícola, Inversiones Financieras Banco Agrícola, Banco Agrícola Panamá and others.

z)	Recent U.S. GAAP Pronouncements

In April 2011, FASB issued ASU 2011-02, “A Creditor’s Determination of whether a Restructuring Is a Troubled Debt Restructuring”, to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance requires for creditors to evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications and restructurings being considered troubled debt restructurings. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor’s guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. As a result of applying these amendments, the Bank considers that newly considerations in its U.S. GAAP disclosures and financial information should be applied. Management is currently evaluating the impact the ASU 2011-02 would have on the Bank‘s financial statement and U.S.GAAP disclosures.The Bank does not expect any significant impact.

In January 2011, FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in ASU  2010-20”, to temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU 2010-20 for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. Under the existing effective date in ASU 2010-20, the Bank would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010. According to ASU 2011-02, the amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. Management is currently evaluating the impact the ASU 2011-01 would have on the Bank‘s financial statement and U.S.GAAP disclosures.

In December 2010, the FASB issued ASU 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations”, to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. Paragraph 805-10-50-2(h) requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2010.

In December 2010, the FASB issued ASU 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. Under Topic ASC 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). The amendments in this Update affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in this Update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Bank has taken into account the amendments introduced by this Update during the annual goodwill impairment test for reporting period ending on December 31, 2010.

In August 2010, the FASB issued ASU 2010-22 to amend various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics related to: Form of condensed financial statements, Debt Issue Costs in Conjunction with a Business Combination, Business Combinations Prior to an Initial Public Offering, Accounting for Divestiture of a Subsidiary and other topics. The proposed amendments do not include an effective date, applications must be considered after publication. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank.
In August 2010, the FASB issued ASU 2010-21 to amend various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The proposed amendments do not include an effective date, applications must be considered after publication. The Bank does not expect any significant effect in its U.S. GAAP disclosures and financial information.

In July 2010, the FASB issued ASU 2010-20, to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class of financing receivable certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.
In February 2010, the FASB issued ASU 2010-10, to defer the effective date of the amendments to the consolidation requirements made by FASB Statement 167 (ASC 810-10) to a reporting entity’s interest in certain types of entities and clarify other aspects of the Statement 167 amendments. The ASU also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the ASU also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest.  The FASB Statement 167 was adopted on January 1, 2010.

In January 2010, the FASB issued ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, the ASU amended guidance on employers’ disclosures about post retirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU was effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this standard had no significant impact on the U.S. GAAP disclousures and financial information.

In December 2009, the FASB issued ASU 2009-17, which codifies Statement 167 and revises the former guidance under Interpretation 46(R). The amendments in ASU 2009-17 replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affects the entity’s economic performance, and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. The ASU also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. It is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. The Bank does not expect any significant effect in its U.S. GAAP disclosures and financial information.

In June 2009, the FASB issued FASB Statement No. 166, Accounting for Transfers of Financial Assets -an amendment of FASB Statement No. 140 (“SFAS 166”), amending the guidance on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. The Bank adopted this new guidance on January 1, 2010 and is applied prospectively.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (ASC 810). This standard represents a significant change to the previous accounting rules in that it: (1) eliminates the scope exception for qualifying special-purpose entities; (2) changes the consolidation model to one based on power and economics; (3) requires a company to continually reassess whether it should consolidate an entity; (4) requires an assessment of whether an entity is subject to the standard due to a troubled debt restructuring, and (5) requires extensive new disclosures. The Bank adopted this new guidance on January 1, 2010.

Recent Colombian GAAP Pronouncements:

As explain in Note 21 Accrued expenses, during 2010 the Colombian government established a new equity tax for 2011, which is payable in 8 semi-annually installments during the next four years. Under U.S. GAAP, this equity tax will be recorded in the year 2011 Statement of Operations for its present value amounting aproximately to COP 446,052.

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report.

1.	English translation of corporate by-laws (estatutos sociales) of the registrant, as amended on March 7, 2011.
2 (2)	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended on January 14, 2008.

4.1.(3)	English summary of the Agreement for transfer of assets, liabilities and contracts of Sufinanciamiento S.A. Compañia de Financiamiento to Bancolombia S.A. dated March 19, 2010.
4.1. (3)
English summary of the Share Purchase Agreement among Leasing Bancolombia, Banca de Inversion Bancolombia, Inversiones CFNS, Fundacion Bancolombia y Factoring Bancolombia, Mitsubishi International Corporation and Mitsubishi Corporation dated March 12, 2010.

4.1.	English summary of the Sale Agreement of Asesuisa entered into among Bancoagrícola S.A., Inversiones Financieras Banco Agrícola and Suramericana dated February 5, 2011.
4.1.
English summary of the Sale Agreement of AFP Crecer entered into Bancoagrícola S.A., Inversiones Financieras Banco Agrícola and Proteccion S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias dated December 28, 2010.

4.1.
English summary of the sale agreement of a several real estate propierties which form part of the “San Martin” building complex entered into Bancolombia S.A.  and Fondo de Capital Privado Inmobiliario Colombia.

4.1.	English summary of the dissolved of Sinesa Holding Company, subsidiary of Bancolombia.
4.1.	English summary of the formative documents of a new entity Cobranzas Bancolombia S.A., after the corporate break-up of Tuya S.A. Compañía de Financiamiento.

7	Selected Ratios’ Calculation.
8.1.	List of Subsidiaries.
11(1)	English translation of the Ethics Code of the registrant, as amended on June 23, 2008.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 28, 2011.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 28, 2011.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 28, 2011.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 28, 2011.
15.(a)(1)	English translation of Corporate Governance Code (Código de Buen Gobierno) of the registrant, as amended on June 23, 2008.

(1) Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2007 filed on July 8, 2008.
(2) Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.
(3) Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2009 filed on June11, 2010.