Form 20-F
period 2011-12-31
BANCOLOMBIA SA
filed 2012-04-18
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 17, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

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

Yes ☐ No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “accelerated filer and large, accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer☐

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

Yes ☐  No  ☐

TABLE OF CONTENTS

CERTAIN DEFINED TERMS		i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		iii

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION		iv

PART I		6

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6
A.	SELECTED FINANCIAL DATA	6
B.	CAPITALIZATION AND INDEBTEDNESS	11
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	11
D.	RISK FACTORS	11

ITEM 4.	INFORMATION ON THE COMPANY	21
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	21
B.	BUSINESS OVERVIEW	25
C.	ORGANIZATIONAL STRUCTURE	48
D.	PROPERTY, PLANT AND EQUIPMENT	49
E.	SELECTED STATISTICAL INFORMATION	50

ITEM 4A.	UNRESOLVED STAFF COMMENTS	75

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	75
A.	OPERATING RESULTS	75
B.	LIQUIDITY AND CAPITAL RESOURCES	96
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	102
D.	TREND INFORMATION	103
E.	OFF-BALANCE SHEET ARRANGEMENTS	104
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	104
G.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	105
H.	RECENT U.S. GAAP PRONOUNCEMENTS	114

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	117
A.	DIRECTORS AND SENIOR MANAGEMENT	117
B.	COMPENSATION OF DIRECTORS AND OFFICERS	121
C.	BOARD PRACTICES	122
D.	EMPLOYEES	124
E.	SHARE OWNERSHIP	125

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS	125
A.	MAJOR STOCKHOLDERS	125
B.	RELATED PARTY TRANSACTIONS	126
C.	INTEREST OF EXPERTS AND COUNSEL	128

ITEM 8.	FINANCIAL INFORMATION	128
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	128
B.	SIGNIFICANT CHANGES	129

ITEM 9.	THE OFFER AND LISTING.	129
A.	OFFER AND LISTING DETAILS	129
B.	PLAN OF DISTRIBUTION	131
C.	MARKETS	131
D.	SELLING STOCKHOLDERS	131
E.	DILUTION	131
F.	EXPENSES OF THE ISSUE	131

ITEM 10.	ADDITIONAL INFORMATION	131
A.	SHARE CAPITAL	131
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	131
C.	MATERIAL CONTRACTS	131
D.	EXCHANGE CONTROLS	132
E.	TAXATION	132
F.	DIVIDENDS AND PAYING AGENTS	136
G.	STATEMENT BY EXPERTS	136
H.	DOCUMENTS ON DISPLAY	136
I.	SUBSIDIARY INFORMATION	136

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	137

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	141
D.	AMERICAN DEPOSITARY SHARES	141

PART II		143

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	143

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	143

ITEM 15.	CONTROLS AND PROCEDURES	143

ITEM 16.	RESERVED	144
A.	AUDIT COMMITTEE FINANCIAL EXPERT	144
B.	CORPORATE GOVERNANCE AND CODE OF ETHICS	144
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	145
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	146
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	146
F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	146
G.	CORPORATE GOVERNANCE	146
H.	MINE SAFETY DISCLOSURES	147

PART III		148

ITEM 17.	FINANCIAL STATEMENTS	148

ITEM 18.	FINANCIAL STATEMENTS	148

ITEM 19.	EXHIBITS	148

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires, in this annual report:

References to “ADSs” refer to our American Depositary Shares (one ADS represents four preferred shares).

References to the “Annual Report” refer to this annual report on Form 20-F.

References to “Banagrícola” refer to Banagrícola S.A., a company incorporated in Panama and authorized to operate as a bank holding company under the laws of the Republic of El Salvador, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

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

References to “Bancolombia Panamá” refer to Bancolombia Panama S.A., a Subsidiary of Bancolombia organized under the laws of the Republic of Panama that provides a complete line of banking services mainly to Colombian customers.

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

References to “SEC” refer to the U.S. Securities and Exchange Commission.

References to “SMEs” refer to Small and Medium Enterprises.

References to “SMMLV” refer in Spanish to “Salario Mínimo Mensual Legal Vigente”, the effective legal minimum monthly salary in Colombia.

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

ii

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

iii

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

For 2011, the Bank’s consolidated financial statements include companies in which it holds, directly or indirectly, 50% or more of the outstanding voting shares. The Bank consolidates directly Leasing Bancolombia S.A. Compañía de Financiamiento, Fiduciaria Bancolombia S.A. Sociedad Fiduciaria, Banca de Inversión Bancolombia S.A. Corporación Financiera, Compañía de Financiamiento Tuya S.A., Bancolombia Puerto Rico Internacional Inc, Bancolombia Panamá S.A., Valores Bancolombia S.A. Comisionista de Bolsa, Factoring Bancolombia S.A. Compañía de Financiamiento. Some of the Bank’s Subsidiaries also consolidate their own subsidiaries. Bancolombia Panamá S.A. consolidates Bancolombia Cayman S.A., Sistema de Inversiones y Negocios S.A. Sinesa, Suleasing International USA Inc. and Banagrícola S.A. (which, in turn, consolidates Inversiones Financieras Banco Agrícola S.A. IFBA, Banco Agrícola S.A., Arrendadora Financiera S.A. Arfinsa, Credibac S.A. de C.V., Bursabac S.A. de C.V., Banagrícola Guatemala S.A., Aseguradora Suiza Salvadoreña S.A. Asesuisa(1) and Asesuisa Vida S.A.(1)). Banca de Inversión consolidates with Inmobiliaria Bancol S.A., Valores Simesa S.A., Inversiones CFNS S.A.S., Todo Uno Colombia S.A., CFNS Infraestructura S.A.S. and Vivayco S.A.S. The Bank’s Subsidiary Leasing Bancolombia S.A. Compañía de Financiamiento consolidates Leasing Perú S.A., Renting Colombia S.A. (which, in turn, consolidates Arrendamiento Operativo CIB S.A.C., Capital Investments SAFI S.A., Fondo de Inversión en Arrendamiento Operativo Renting Perú, and Transportempo S.A.S.). The Bank’s Subsidiary Valores Bancolombia S.A. Comisionista de Bolsa consolidates Valores Bancolombia Panamá S.A. and Suvalor Panamá Fondo de Inversión S.A. and the Bank’s Subsidiary Fiduciaria Bancolombia S.A. Sociedad Fiduciaria consolidates FiduPerú S.A. Sociedad Fiduciaria. See “Item 4. Information on the Company – C. Selected Organizational Structure” for an organization chart depicting Bancolombia and its subsidiaries.

Currencies

The Bank maintains accounting records in Colombian pesos. The audited consolidated financial statements of Bancolombia S.A. as of December 31, 2011, and 2010 and for three years ended December 31, 2011 (collectively, including the notes thereto, the “Financial Statements”) contained in this Annual Report are expressed in pesos.

This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of COP 1,942.70 per USD 1.00, which corresponds to the Representative Market Rate calculated on December 31, 2011 the last business day of the year. The Representative Market Rate is computed and certified by the Superintendency of Finance, the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including Bancolombia S.A.). The Superintendency of Finance also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to Colombian pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 13, 2012, the Representative Market Rate was COP 1,778.78 per USD 1.00.

_____________________________

(1)	See Note 1 “Organization and Background”.

iv

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

The Bank maintains an internet site at www.grupobancolombia.com. In addition, certain of the Bank’s Subsidiaries referred to in this Annual Report maintain separate internet sites. For example, Banco Agrícola maintains an internet site at www.bancoagricola.com. Information included on or accessible through Bancolombia’s internet site or the internet site of any of the Subsidiaries of the Bank is not part of this Annual Report.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected consolidated financial data as of December 31, 2011 and 2010, and for each of the three fiscal years in the period ended December 31, 2011 set forth below has been derived from the Bank’s audited consolidated financial statements included in this Annual Report. The selected consolidated financial data as of December 31, 2009, 2008 and 2007, and for each of the two fiscal years in the period ended December 31, 2008 set forth below have been derived from the Bank’s audited consolidated financial statements for the respective periods, which are not included herein.

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

Consolidated net income attributable to the controlling interest under U.S. GAAP for the year ended December 31, 2011 was COP 1,043,636 million (compared with COP 1,544,761 million for fiscal year 2010 and COP 1,172,524 million for fiscal year 2009). A reconciliation of net income and stockholders’ equity under U.S. GAAP is included in “Note 31. Differences between Colombian Accounting Principles for Banks and U.S. GAAP” to the Financial Statements included in this Annual Report.

	As of and for the year ended December 31,
	2011(1)		2011		2010		2009		2008		2007(8)(10)
	(in millions of COP and thousands of USD (1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED STATEMENT OF OPERATIONS:
Colombian GAAP:
Interest income	USD	3,060,480	COP	5,945,594	COP	4,960,640	COP	6,427,698	COP	6,313,743	COP	4,810,408
Interest expense		(1,051,118)		(2,042,006)		(1,571,581)		(2,625,416)		(2,753,341)		(2,002,090)
Net interest income		2,009,362		3,903,588		3,389,059		3,802,282		3,560,402		2,808,318

Provisions for loans and accrued interest losses, net of recoveries(2)		(307,004)		(596,417)		(512,585)		(1,103,595)		(1,155,262)		(617,868)
Provision for foreclosed assets and other assets, net of recoveries(3)		(1,178)		(2,288)		(35,130)		(49,779)		22,095		20,833
Net interest income after provisions		1,701,180		3,304,883		2,841,344		2,648,908		2,427,235		2,211,283

Fees and income from services and other operating income, net (4)		1,214,713		2,359,821		2,115,970		1,886,949		1,964,084		1,510,129
Operating expenses		(1,856,357)		(3,606,348)		(3,098,479)		(2,895,145)		(2,639,997)		(2,271,418)
Net operating income		1,059,536		2,058,356		1,858,835		1,640,712		1,751,322		1,449,994

Net non-operating income excluding minority interest		44,993		87,406		99,293		93,232		31,888		12,058
Minority interest (loss)		(5,843)		(11,351)		(13,217)		(15,081)		(18,511)		(13,246)
Income before income taxes		1,098,686		2,134,411		1,944,911		1,718,863		1,764,699		1,448,806

Income taxes		(242,197)		(470,517)		(508,417)		(462,013)		(474,056)		(361,883)
Net income	USD	856,489	COP	1,663,894	COP	1,436,494	COP	1,256,850	COP	1,290,643	COP	1,086,923

Weighted average of Preferred and Common Shares outstanding(5)				787,827,003		787,827,003		787,827,003		787,827,003		758,313,771
Basic and Diluted net income per share(5)		1.09		2,112		1,823		1,595		1,638		1,433
Basic and Diluted net income per ADS (10)		4.35		8,448		7,292		6,380		6,552		5,732
Cash dividends declared per share				708		669		637		624		568
Cash dividends declared per share (stated in U.S. Dollars)				0.36		0.35		0.31		0.28		0.28
Cash dividends declared per ADS				2,832		2,675		2,547		2,496		2,272
Cash dividends declared per ADS (stated in U.S. Dollars)				1.46		1.40		1.25		1.11		1.13

U.S. GAAP:
Net income attributable to the controlling interest	USD	537,209	COP	1,043,636 (6)	COP	1,544,761 (6)	COP	1,172,524 (6)	COP	849,920	COP	1,015,644
Total basic and Diluted net income per common share(7)		0.68		1,325		1,961		1,488		1,079		1,339
Total basic and Diluted net income per ADS (7) (9)		2.73		5,300		7,844		5,952		4,316		5,356

(1)	Amounts stated in U.S. dollars have been converted at the rate of COP 1,942.70 to USD 1.00 which is the Representative Market Rate calculated on December 31, 2011 (the last business day of 2011), as reported and certified by the Superintendency of Finance. Such translation should not be construed as representations that the Colombian pesos amounts represent, or have been or could be converted into, United States dollars at that or any other rate.
(2)	Represents the provision for loan, accrued interest losses and other receivables, net and recovery of charged-off loans. Includes a provision for accrued interest losses amounting to COP 35,543 million, COP 58,721 million, COP 46,840 million, COP 33,540 million and COP 31,852 million for the years ended December 31, 2007, 2008, 2009,2010 and 2011 respectively.
(3)	Represents the provision for foreclosed assets and other assets and the recovery of provisions for foreclosed assets and other assets.
(4)	Represents the total fees and income from services, net and total other operating income.
(5)	The weighted average of preferred and common shares outstanding for fiscal years 2011, 2010, 2009 and 2008, includes 278,122,419 preferred shares and 509,704,584 common shares, for fiscal year 2007, includes 248,609,187 preferred shares and 509,704,584 common shares
(6)	Refer to "Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP" to our Financial Statements included in this Annual Report.
(7)	Under U.S. GAAP, these shares are considered outstanding since the beginning of the earliest period presented. Net income per share under U.S. GAAP is presented on the basis of net income available to common stockholders divided by the weighted average number of common shares outstanding (509,704,584 for 2011, 2010, 2009, 2008 and 2007). See "Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP". During the finalization of the 2011 financial statements management became aware that the US GAAP EPS calculation in prior years was incorrect because it did not appropriately use the two class method. Management evaluated this error and concluded that it was not material to previously issued financial statements however management has elected to revise the presentation of earnings per share to common stockholders reported in Selected Financial Data for the years ended December 31, 2008 and 2007 to correct for this error, the amounts previously reported were COP 1,326 and COP 1,683, respectively. The changes relate to the allocation of (a) earnings to preferred shares as required by the two class method and (b) dividends declared in each year. See Note 31, x) - Earnings per share.
(8)	The consolidated statement of operations for the year ended December 31, 2011, 2010, 2009, 2008 and 2007, includes Banagrícola’s results since the beginning of 2008. For U.S. GAAP purposes, see “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP - m) Business combinations” to our Financial Statements included in this Annual Report.
(9)	Basic and diluted net income per ADS for any period is defined as basic and diluted net income per share multiplied by four as each ADS is equivalent to four preferred shares of Bancolombia. Basic and diluted net income per ADS should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity.
(10)	The consolidated statement of operations for the year ended on December 2007 was modified due to reclassifications made particularly in commissions from banking services and other services, administrative and other expenses and other income, with the purpose of better presenting comparative information regarding the gains on the sale of mortgage loans.

	As of and for the year ended December 31,
	2011(1)		2011		2010		2009		2008		2007(3)
	(in millions of COP and thousands of USD (1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED BALANCE SHEETS
Colombian GAAP:
Assets:
Cash and due from banks	USD	3,509,707	COP	6,818,307	COP	5,312,398	COP	4,983,569	COP	3,870,927	COP	3,618,619
Overnight funds		468,775		910,690		842,636		2,388,790		1,748,648		1,609,768
Investment securities, net		5,125,954		9,958,191		8,675,762		8,914,913		7,278,276		5,774,251
Loans and financial leases, net		30,151,771		58,575,846		46,091,877		39,610,307		42,508,210		36,245,473
Accrued interest receivable on loans and financial leases, net		226,071		439,189		317,532		338,605		505,658		398,560
Customers’ acceptances and derivatives		381,580		741,296		784,888		205,367		272,458		196,001
Accounts receivable, net		523,491		1,016,985		797,715		806,885		828,817		716,106
Premises and equipment, net		835,081		1,622,311		1,174,625		992,041		1,171,117		855,818
Premises and equipment under operating leases, net		710,381		1,380,057		1,006,108		843,054		726,262		488,333
Foreclosed assets, net		27,381		53,194		70,277		80,668		24,653		32,294
Prepaid expenses and deferred charges, net		404,312		785,456		319,864		185,811		132,881		137,901
Goodwill		349,957		679,861		750,968		855,724		1,008,639		977,095

	As of and for the year ended December 31,
	2011(1)		2011			2010			2009		2008		2007(3)
	(in millions of COP and thousands of USD (1), except per share and per American Depositary Share (“ADS”) amounts)
Other assets		873,860		1,697,648			1,185,977			922,265		1,093,850		580,642
Reappraisal of assets		403,556		783,989			764,529			736,366		612,683		520,788
Total assets	USD	43,991,877	COP	85,463,020		COP	68,095,156		COP	61,864,365	COP	61,783,079	COP	52,151,649

Liabilities and stockholders’ equity:
Deposits	USD	26,990,525	COP	52,434,492		COP	43,538,967		COP	42,149,330	COP	40,384,400	COP	34,374,150
Borrowings(4)		3,839,463		7,458,926			5,250,587			4,039,150		5,947,925		4,851,246
Other liabilities		8,532,580		16,576,242			11,358,462			8,643,056		9,333,909		7,726,983
Stockholder’ equity		4,629,309		8,993,360			7,947,140			7,032,829		6,116,845		5,199,270
Total liabilities and stockholders’ equity	USD	43,991,877	COP	85,463,020		COP	68,095,156		COP	61,864,365	COP	61,783,079	COP	52,151,649

U.S. GAAP:
Stockholders’ equity attributable to the controlling interest	USD	4,421,270	COP	8,589,202	(2)	COP	8,069,346	(2)	COP	7,095,266	COP	6,422,815	COP	5,937,554
Stockholders’ equity per share(5)		5,612		10,902			10,243			9,006		8,153		7,830
Stockholders’ equity per ADS(5)		22,447		43,608			40,972			36,024		32,612		31,320

(1)	Amounts stated in U.S. dollars have been converted at the rate of COP 1,942.70 per USD 1.00, which is the representative market rate calculated on December 31, 2011, the last business day of the year, as reported by the SFC. Such conversions should not be construed as representations that the peso amounts represent, or have been or could be converted into, United States dollars at the Representative Market Rate or any other rate.
(2)	Refer to “Note 31, Differences between Colombian Accounting Principles for Banks and U.S. GAAP” to the Financial Statements included in this Annual Report.
(3)	The consolidated statement of operations for the year ended December 31, 2011, 2010, 2009 and 2008, includes Banagrícola’s results. For U.S. GAAP purposes, see "Note 31. Differences between Colombian Accounting Principles for Banks and U.S. GAAP - m) Business combinations".
(4)	Includes other interbank borrowing, development and other domestic banks.
(5)	The weigthed average (rounded to the nearest million) of preferred and common shares outstanding was 788 million for the fiscal year ended December 31 2011, 2010, 2009 , 2008 and 758 million for the fiscal year ended December 31, 2007. Stockholders' equity per share is equal to stockholders' equity under U.S. GAAP divided by the weighted average of preferred and common shares outstanding, stockholders' equity per share is equal to stockholders' equity per share multiplied by four preferred shares of Bancolombia (Each ADS is equivalent to four preferred shares of Bancolombia). Stockholders' equity per share and stockholders' equity per ADS should not be considered in isolation, or as a sustitute for net income, as a measure of operating performance or as a sustitute for cash flows from operations or as a measure of liquidity. The non-GAAP financial measures described in this footnote are not a substitute for the GAAP measures of financial performance. Should not be considered as an alternate measure of stockholders' equity as determined on a consolidated basis using amounts derived from the consolidated balance sheet prepared in accordance with Colombian GAAP. On January 5, 2012, the Superintendency of Finance approved a public offering of preferred shares of the Bank and on February 1, 2012, the Bank priced public offering of ADSs. See Note 30 Subsequent Events.

See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – A.3. Dividend Policy”, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended in December 31, 2011, 2010, 2009, 2008 and 2007.

	As of and for the year ended December 31,
	2011	2010	2009	2008	2007(10)(11)
	(Percentages, except for operating data)
SELECTED RATIOS:(1)
Colombian GAAP:
Profitability ratios:
Net interest margin(2)	6.17	6.38	7.22	7.64	7.60
Return on average total assets(3)	2.20	2.27	2.01	2.34	2.52
Return on average stockholders’ equity(4)	20.22	19.71	19.59	23.68	26.13
Efficiency Ratio:
Operating expenses as a percentage of interest, fees, services and other operating income	57.58	56.28	50.89	47.79	52.60
Capital ratios:
Period-end stockholders’ equity as a percentage of period-end total assets	10.52	11.67	11.37	9.90	9.97
Period-end regulatory capital as a percentage of period-end risk-weighted assets(5)	12.46	14.67	13.23	11.24	12.67
Credit quality data:
Non-performing loans as a percentage of total loans(6)	1.52	1.91	2.44	2.35	1.77
“C”, “D” and “E” loans as a percentage of total loans(9)	3.82	4.32	5.11	4.40	3.10
Allowance for loan and accrued interest losses as a percentage of non-performing loans	306.94	274.36	241.08	224.53	223.67
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans(9)	121.69	121.45	115.25	120.21	127.38
Allowance for loan and accrued interest losses as a percentage of total loans	4.65	5.24	5.89	5.29	3.95

OPERATING DATA:
Number of branches(7)	952	921	889	890	888
Number of employees(8)	24,126	22,992	21,201	19,728	24,836

(1)	Ratios were calculated on the basis of monthly averages.
(2)	Net interest income divided by average interest-earning assets.
(3)	Net income divided by average total assets.
(4)	Net income divided by average stockholders’ equity.
(5)	For an explanation of risk-weighted assets and Technical Capital, see “Item 4. Information on the Company – B. Business Overview – B.7. Supervision and Regulation – Capital Adequacy Requirements”.
(6)	Non-performing loans are small business loans that are past-due 30 days or more, mortgage and consumer loans that are past-due 60 days or more and commercial loans that are past-due 90 days or more. (Each category includes financial leases.)
(7)	Number of branches includes branches of the Bank’s Subsidiaries.
(8)	The number of employees includes employees of the Bank’s consolidated Subsidiaries.
(9)	See “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Classification of the loan portfolio and Credit Categories for a description of “C”, “D” and “E” Loans”.
(10)	Selected ratios for the year ended December 31, 2007 include Banagrícola’s results. With respect to U.S. GAAP information; see “Note 31. Differences between Colombian Accounting Principles for Banks and U.S. GAAP – m) Business combinations”.
(11)	The selected ratios for the year 2007 were modified to reflect certain reclassifications made in commissions from banking services and other services, administrative and other expenses and other income that conform to the presentation of 2008 figures, in order to provide a better basis of comparison with respect to 2008 figures regarding the gains on the sale of mortgage loans.

Exchange Rates

On March 30, 2011, the Representative Market Rate was COP 1,792.07 per USD 1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the Superintendency of Finance calculates the Representative Market Rate based on the weighted average of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including Bancolombia, for the purchase and sale of U.S. dollars.

The following table sets forth the low and high peso per U.S. dollar exchange rates and the peso/U.S. dollar Representative Market Rate on the last day of the month, for each of the last six months:

Recent exchange rates of pesos per U.S. dollars
Month	Low	High	Period End

March 2012	1,758.03	1,792.07	1,792.07
February 2012	1,766.85	1,805.98	1,766.85
January 2012	1,801.88	1,942.70	1,805.98
December 2011	1,920.16	1,949.56	1,942.70
November 2011	1,871.49	1,967.18	1,948.51
October 2011	1,862.84	1,972.76	1,871.49

Source: Superintendency of Finance.

The following table sets forth the peso/U.S. dollar representative market rate on the last day of the year and the average peso/U.S. dollar representative market rate (calculated by using the average of the Representative Market Rates on the last day of each month during the year) for each of the five most recent financial years.

Peso/USD 1.00
Representative Market Rate
Period	Period End	Average

2011	1,942.70	1,852.83
2010	1,913.98	1,901.67
2009	2,044.23	2,179.64
2008	2,243.59	1,993.80
2007	2,014.76	2,069.21

Source: Superintendency of Finance.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risk Factors Relating to Colombia and Other Countries Where the Bank Operates.

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

The economies of the countries where the Bank operates are vulnerable to external effects that could be caused by significant economic difficulties experienced by their major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on such contries economic growth and their ability to service their public debt.

A significant decline in the economic growth or a sustained economic downturn of any of Colombia’s or El Salvador’s major trading partners (i.e., United States, China,Venezuela and Ecuador for Colombia and the United States for El Salvador) could have a material adverse impact on Colombia’s and El Salvador’s balance of trade and remittances inflows, resulting in lower economic growth.

Deterioration in the economic and political situation of neighboring countries could affect national stability or the Colombian economy by disrupting Colombia’s diplomatic or commercial relationships with these countries. Political tensions between Colombia and Venezuela in recent years have produced lower trade levels that have adversely impacted economic activity. Although relations with Venezuela have improved significantly since President Juan Manuel Santos Calderón took office in August 2010, the possibility of any further resurgence in tensions between the two countries may cause political and economic uncertainty, instability, market volatility, lower confidence levels and higher risk aversion by investors and market participants that may negatively affect economic activity in Colombia and El Salvador.

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

Further, the Colombian Government has announced that it is working on a draft bill of law to reform the Colombian tax code, which would be submitted to the Colombian Congress for its approval some time during 2012. As of March 30, 2012, a draft of the tax bill has not been disclosed to the public. Therefore, it is difficult to predict if changes would substantially affect results of operation and financial conditions.

Exchange rate volatility may adversely affect the Colombian economy, the market price of our ADSs, and the dividends payable to holders of the Bank’s ADSs.

Colombia has adopted a floating exchange rate system. The Colombian Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates or changes in capital flows, may cause exchange rate instability that could generate sharp movements in the value of the peso. Given that a portion of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact the Bank’s results. In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of the Bank’s ADSs as well as the market price and liquidity of ADSs.

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

Although Bancolombia currently complies with applicable capital requirements, there can be no assurance, that future regulation will not change or require Bancolombia or its subsidiaries to seek additional capital. Moreover, the various regulators in the world have not reached consensus as to the appropriate level of capitalization for financial services institutions. Regulators in the jurisdictions where Bancolombia operates may alter the current regulatory capital requirements to which Bancolombia is subject and thereby require equity increases that could dilute existing stockholders, lead to required asset sales or adversely impact the return on stockholders’s equity and/or the market price of the Bank’s common and preferred shares.

Banking regulations, accounting standards and corporate disclosure applicable to the Bank and its subsidiaries differ from those in the United States and other countries.

While many of the policies underlying Colombian banking regulations are similar to those underlying regulations applicable to banks in other countries, including those in the United States, Colombian regulations can differ in a number of material respects. For example, capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations and may differ from those in effect in other countries. The Bank prepares its annual audited financial statements in accordance with Colombian GAAP, which differs in significant respects from U.S. GAAP and International Financial Reporting Standards (“IFRS”). Thus, Colombian financial statements and reported earnings may differ from those of companies in other countries in these and other respects. Some of the differences affecting earnings and stockholders’ equity include, but are not limited to the accounting treatment for restructuring, loan origination fees and costs, equity tax, securitization, fair value adjustment in debt securities, deferred income taxes and the accounting treatment for business combinations. Moreover, under Colombian GAAP, allowances for non-performing loans are computed by establishing each non-performing loan’s individual inherent risk using criteria established by the Superintendency of Finance that differ from those used under U.S. GAAP. See “Item 4. Information on the Company – E. Selected Statistical Information – E.4. Summary of Loan Loss Experience – Allowance for Loan Losses”.

The Colombian government is currently undertaking a review of present regulations relating to accounting, audit, and information disclosure, with the intention of seeking convergence with international standards. Nevertheles, current regulations continue to differ in certain respects from those in other countries. In addition, there may be less publicy available information about the Bank than is regulary published by or about U.S issuers or issuers in other countries.

The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where it operates, and any sanctions, fines and other penalties resulting from such inspections and audits could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

The Bank is subject to comprehensive regulation and supervision by the banking authorities of Colombia, El Salvador and the other jurisdictions in which the Bank operates. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of the Bank’s capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by banks. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In Colombia, for instance, in the event the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over the Bank’s management and operations. Any sanctions, fines and other penalties resulting from non-compliance with regulations in Colombia and in the other jurisdictions where the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

An increase in constitutional actions (acciones populares), class actions (acciones de grupo) and other legal actions involving claims for significant monetary awards against financial institutions may affect the Bank’s businesses and results of operations.

Under the Colombian Constitution, individuals may initiate constitutional or class actions to protect their collective or class rights, respectively. Until 2010, Colombian financial institutions, including the Bank, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and their outcome is uncertain. Pursuant to law 1425 of 2010, monetary awards for plaintiffs in constitutional actions or class actions were eliminated as of January 1, 2011. Nevertheless, individuals continue to have the right to initiate constitutional or class actions against the Bank.

Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.

In the future, regulations in the jurisdictions where the Bank operates could impose limitations regarding interest rates or fees charged by the Bank. Any such limitations could materially and adversely affect the Bank’s results of operations and financial position. . In the past, there have been disputes in Colombia among merchants, payment services and banks regarding interchange fees.

Although such disputes have been resolved, the Superintendency of Commerce and Industry may initiate new investigations relating to the interchange fees. This possibility may lead to additional decreases, which in turn could impact the Bank’s financial results.

Furthermore, pursuant to article 62 of law 1430 of 2010, Congress granted the government power and authority to establish and define criteria and formulas applicable to the calculation of banking fees and charges and the authority to define maximum limits to banking fees and charges. On December 20, 2011 the Government used the authority granted by law 1430 of 2010 and established in Decree 4809 of 2011 caps to fees banks can charge on withdrawals done from ATMs outside their own networks. Further limits or regulations regarding banking fees, and uncertainties with respect thereto could have a negative effect on our results of operations and financial condition.

The Bank is subject to credit risk, and estimating exposure to credit risk involves subjective and complex judgments.

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

In addition, the amount of the Bank’s non-performing loans may increase in the future as a result of factors beyond the Bank’s control, such as, changes in the income levels of the Bank’s borrowers, increases in the inflation rate or an increase in interest rates, the impact of macroeconomic trends and political events affecting Colombia or other jurisdictions where the Bank operates, or events affecting specific industries. Any of these developments could have a negative effect on the quality of the Bank’s loan portfolio, causing the Bank to increase provisions for loan losses and resulting in reduced profits or in losses.

The Bank is subject to credit risks with respect to its non-traditional banking businesses including investing in securities and entering into derivatives transactions.

Non-traditional sources of credit risk can arise from, among other things: investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to the Bank, and executing securities, futures, currency or commodity trades from the Bank’s proprietary trading desk that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Any significant increases in exposure to any of these non-traditional risks, or a significant decline in credit quality or the insolvency of any of the counterparties, could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is exposed to risks associated with the mortgage loan market.

Bancolombia is a leader in the Colombian mortgage loan market. Colombia’s mortgage loan market is highly regulated and has historically been affected by various macroeconomic factors although during the past years interest rates have decreased, periods of sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased defaults in outstanding loans and deterioration in the quality of assets.

The Bank is subject to concentration default risks in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.

As of December 31, 2011, the aggregate outstanding principal amount of the Bank’s 25 largest borrowing relationships, on a consolidated basis, represented approximately 14.93% of the loan portfolio, and no single borrowing relationship represented more than 1.76% of the loan book. Also, 100% of those loans were corporate loans and 100% of these relationships were classified as “A”. However, problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position. For more information, see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Borrowing Relationships”.

The value of the collateral or guarantees securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest. In addition, the Bank may be unable to realize the full value of the collateral or guarantees securing the outstanding principal and interest balance of its loans.

The Bank’s loan collateral primarily includes real estate, assets pledged in financial leasing transactions and other assets that are located primarily in Colombia and El Salvador, the value of which may significantly fluctuate or decline due to factors beyond the Bank’s control. Such factors include market factors, environmental risks, natural disasters, macroeconomic factors and political events affecting the local economy. Any decline in the value of the collateral securing the Bank’s loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on the Bank’s results of operations and financial condition. In addition, the Bank may face difficulties in enforcing its rights as a secured creditor. In particular, timing delays and procedural problems in enforcing against collateral and local protectionism may make foreclosures on collateral and enforcement of judgments difficult, and may result in losses that could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is subject to market risk.

The Bank is directly and indirectly affected by changes in market conditions. Market risk, or the risk that values of assets and liabilities or revenues will be adversely affected by variation in market conditions, is inherent in the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt, short-term borrowings, proprietary trading in assets and liabilities and derivatives. Changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others.

The Bank is subject to fluctuations in interest rates, which may materially and adversely affect its results of operations and financial condition.

The Bank holds a substantial portfolio of loans and debt securities that have both fixed and floating interest rates. Therefore, changes in interest rates could adversely affect our net interest margins as well as the prices of these securities. Increases in interest rates may reduce the market value of the Bank’s debt securities, leading to smaller gains or larger losses on these investments. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. On the other hand, decreases in interest rates may cause margin compression and lower net interest income as the Bank usually maintains more assets than liabilities at variable rates. Decreasing interest rates also may trigger loan prepayments which could negatively affect the Bank’s net interest income. Generally, in a declining interest rate environment, prepayment activity increases, reducing the weighted average maturity of the Bank’s interest earning assets and adversely affecting its operating results. Prepayment risk also has a significant adverse impact on our earnings from our credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment of the prepayment proceeds at lower yields.

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

The Bank’s debt securities portfolio is primarily composed of sovereign debt securities, including securities issued or guaranteed by the Colombian government. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt. As of December 31, 2011, the Bank’s total debt securities represented 10.75% of its total assets, and 39% of these securities were issued or backed by the Colombian government. A significant decline in the value of the securities issued or guaranteed by the Colombian government could adversely affect the Bank’s debt securities portfolio and consequently the Bank’s results of operations and financial position.

The Bank is subject to market, operational and structural risks associated with its derivative transactions.

The Bank enters into derivative transactions for hedging purposes and on behalf of its customers. The Bank is subject to market and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder). In addition, the market practice and documentation for derivative transactions is less developed in the jurisdictions where the Bank operates as compared to other more developed countries, and the court systems in such jurisdictions have limited experience in dealing with issues related to derivative transactions. As a result, there are increased operating and structural risks associated with derivatives transactions in these jurisdictions.

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

All of the Bank’s principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information at its various branches across numerous markets, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing systems is critical to the Bank’s businesses and to its ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect the Bank’s decision making process, its risk management and internal control systems, the quality of its service, as well as the Bank’s ability to respond on a timely basis to changing market conditions. If the Bank cannot maintain an effective data collection and management system, its business operations, financial condition, reputation and results of operations could be materially and adversely affected. The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience operational problems with its information systems as a result of system failures, viruses, computer hackers or other causes. Any material disruption or slowdown of its systems could cause information, including data related to customer requests and other client information, to be lost, compromised, or to be delivered to the Bank’s clients with delays or errors, which could reduce demand for the Bank’s services and products, result in additional costs for the Bank, and could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is subject to cyber security risk

The bank is subject to cyber security risks which include the unauthorized access to privileged information, technological assaults on the infrastructure of the Bank with the aim of stealing information, committing fraud or interfering with regular service and the interruption of the Bank’s services to some of its clients or users due to the exploitation and materialization of these vulnerabilities.

The risk methodology used by the Bank allows for the evaluation of residual risk, and has resulted in a low levels of risk of potential cyber attacks. The controls that the Bank has implemented in order to anticipate, identify, and offset these threats, have been effective in maintaining cyber security risk at a low level. Any failure by the Bank to detect cyber security risks in a timely manner could result in a negative impact on the Bank’s results of operations and financial condition.

Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and management information systems in a timely manner could adversely affect its competitiveness, financial condition and results of operations.

The Bank’s ability to remain competitive will depend in part on its ability to upgrade the Bank’s information technology infrastructure on a timely and cost-effective basis. The information available to and received by the Bank’s management through its existing information systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in its operations. The Bank is currently undertaking a project to update its information technology platform (“IT platform”) that will result in significant changes in the following areas: treasury, credit cards, customer management, products and distribution channels, financial management and accounting and human resources. Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and information management systems in a timely manner could materially and adversely affect the Bank’s competitiveness, financial condition and results of operations.

The occurrence of natural disasters in the regions where the Bank operates could impair its ability to conduct business effectively and could impact the Bank’s results of operations.

The Bank is exposed to the risk of natural disasters such as earthquakes, volcanic eruptions, tornadoes, tropical storms, floods, wind and hurricanes in the regions where it operates. In the event of a natural disaster, unanticipated problems with the Bank’s disaster recovery systems could have a material adverse effect on the Bank’s ability to conduct business in the affected region, particularly if those problems affect its computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of the Bank’s local employees and managers were unavailable in the event of a disaster, its ability to effectively conduct business could be severely compromised. In addition, the Bank’s clients located in the affected region may be severly impacted and may not be able to continue paying the obligations they have with the Bank. A natural disaster or multiple catastrophic events could have a material adverse effect on the Bank’s business and results of operations in the affected region.

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

The Bank’s principal sources of funds are short-term deposits, which together represented a share of 68.6% of total liabilities at the end of 2011 compared to 72.4% and 76.9% at the end of 2010, and 2009, respectively. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets where the Bank operates, the Bank may not be able to maintain its current level of funding without incurring higher costs or selling assets at prices below their prevailing market value.

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

Downgrades in our credit ratings would increase our cost of borrowing funds and make our ability to raise new funds, attract deposits or renew maturing debt more difficult.

Our credit ratings are an important component of our liquidity profile. A downgrade in our credit ratings would increase our cost of raising funds in the capital markets or of borrowing funds. Certain Colombian institutional investors are only permitted to purchase debt securities that are rated “AAA” by Colombian credit rating agencies, due to regulatory or internal policies. Purchase of our securities by these investors could be prohibited if we suffer a decline in our local credit rating. Our ability to renew maturing debt could be restricted and more expensive if our credit rating were to decline. Our lenders and counterparties in derivative transactions are sensitive to the risk of a credit rating downgrade. A downgrade in our credit rating may adversely affect perception of our financial stability and our ability to raise deposits, which could make us less successful when competing for deposits and loans in the market place. Our ability to successfully compete depends on various factors, including our financial stability as reflected by our credit ratings.

A new insolvency law in Colombia may limit our monetary collection and right enforcement ability

Law 1380 of 2010, which provided insolvency protection for individuals and merchants, was declared unconstitutional on September 19, 2011 by the Colombian Constitutional Court because of procedural errors in the legislation process. A new law on the same terms as Law 1380 of 2010 was presented on September 20, 2011 to fill the void left after the Constitutional Court’s decision. If the new law is passed, increased debtor protections could make it more difficult for us to enforce debt and other monetary obligations, which could have an adverse impact on our results of operations and financial condition.

The Central Bank may impose requirements on our (and other Colombian residents’) ability to obtain loans in foreign currency.

The Banco de la República (the “Central Bank”) may impose certain mandatory deposit requirements in connection with foreign currency-denominated loans obtained by Colombian residents, including the Bank. Although no mandatory deposit requirement is currently in effect, a mandatory deposit requirement was set at 40% in 2008 after the Colombian peso appreciated against foreign currencies. Although we cannot predict or control future actions by the Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The use of such measures by the Central Bank may be a disincentive for the Bank and our clients to obtain loans denominated in a foreign currency.

Risks Relating to the Preferred Shares and the American Depositary Shares (“ADSs”)

Preemptive rights may not be available to holders of ADRs.

The Bank’s by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADRs) the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. United States holders of ADRs may not be able to exercise their preemptive rights through The Bank of New York Mellon, which acts as depositary (the “Depositary”) for the Bank’s ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and class of shares or an exemption from the registration requirement thereunder is available. Although the Bank is not obligated to, it intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to the Bank from enabling the holders of the ADRs to exercise those rights and any other factors deemed appropriate at the time, and will then make a decision as to whether to file a registration statement. Accordingly, the Bank might decide not to file a registration statement in some cases. In connection with its recent rights offering in January, 2012, the Bank did not file such a registration statement.

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

The Bank’s corporate affairs are governed by its by-laws and Colombian law. Under the by-laws and Colombian law, the Bank’s preferred stockholders may have fewer rights than stockholders of a corporation incorporated in a U.S. jurisdiction. Holders of the Bank’s ADRs and preferred shares are not entitled to vote for the election of directors or to influence the Bank’s management policies. Under the Bank’s by-laws and Colombian corporate law, holders of preferred shares (and, consequently, holders of ADRs) have no voting rights in respect of preferred shares, other than in limited circumstances as described in “Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares”.

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

Although ADRs represent Bancolombia’s preferred shares, they are held through a fund of foreign capital in Colombia which is subject to a specific tax regulatory regime. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular, those relating to dividends and profits from sale, are not applicable to ADRs, including the Bank’s ADRs. For more information see “Item 10. Additional Information. –E. Taxation –Colombian Taxation”.

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

Bancolombia was incorporated in Colombia in 1945, under the name Banco Industrial Colombiano S.A. or “BIC” and is incorporated until 2044. In 1998, the Bank merged with Banco de Colombia S.A., and changed its legal name to Bancolombia S.A. On July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, with Bancolombia as the surviving entity. Through this merger, Bancolombia gained important competitive advantages, as Conavi and Corfinsura were two of the top financial institutions in the Colombian market at the time. Conavi, a mortgage bank in Colombia and one of the strongest in retail operations, significantly increased the Bank’s participation and know-how in these specific markets. On the other hand, Corfinsura, then the largest financial corporation in Colombia and highly regarded for its expertise in handling large and mid-sized corporate credit and financial services, its investment bank and its modern and diversified treasury department, materially strengthened Bancolombia’s multi-banking franchise.

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

Bancolombia has grown substantially over the years, both through organic growth and acquisitions. As of December 31, 2011, Bancolombia had, on a consolidated basis:

COP 85,463 billion in total assets;

COP 58,576 billion in total net loans and financial leases;

COP 52,434 billion in total deposits; and

COP 8,993 billion in stockholders’ equity.

Bancolombia’s consolidated net income for the year ended December 31, 2011 was COP 1,664 billion, representing an average return on equity of 20.22% and an average return on assets of 2.20%.

The address and telephone numbers of the Bank’s headquarters are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (574) 404-1837. Our agent for service of process in the United States is Puglisi & Associates, presently located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

KEY RECENT DEVELOPMENTS

On March 5, 2012 at the annual general stockholders’ meeting, the stockholder´s of the Bank approved the financial statements for the year ended December 31, 2011, along with the accompanying notes and management discussion and the proposed distribution of profits presented by the board of directors, pursuant to which a dividend on the profits obtained in 2011, equivalent to COP 708 per share was declared. The dividend will be paid as follows: COP 177 per share and per quarter, on the first business day of each quarter (April 2nd, July 3rd, October 1st of 2012 and January 2nd of 2013). This dividend also applies to the non-voting preferred shares, which public offering process ended recently. The stockholder´s also approved an increase of COP 556,152,492,841.29 million in the legal reserve for future dividends.

On March 5, 2012 at the annual general stockholder’s meeting, the firm Pricewaterhouse Coopers Ltda was appointed as external auditor of the bank for the period of two years from 2012 to 2014.

On February 6, 2011, Bancolombia closed its public offering of preferred shares. The preferred shares were initially offered to the stockholders of Bancolombia in a preemptive rights offering conducted in Colombia, and subsequently offered exclusively outside of Colombia in the form of ADSs. Of the total 64 million preferred shares that were offered, 43,543,793 preferred shares were subscribed in the local preemptive rights offering, at a price of COP 26,000 per share, for an aggregate amount of approximately COP 1,132,138 million (USD 634.3 million). In the public offering outside of Colombia, 5,114,051 ADSs, representing 20,456,204 preferred shares, were sold, at a price of USD 60 per ADS. The net proceeds received by Bancolombia for the sale of ADSs amounted to approximately USD 299.2 million. As a result of the issuance of a total of 63,999,997 preferred shares, sold for an aggregate amount of approximately COP 1,679,782 million (USD 941.1 million), the subscribed and paid in equity of Bancolombia amounts to approximately COP 425,913.5 million.

On November 29, 2011 Bancolombia group announced its interest in participating as a co-investor in the acquisition by Grupo de Inversiones Suramericana of certain ING assets in Latin America.

On November 18, 2011, Bancolombia S.A. announced the closing of the sale of AFP Crecer, a pension fund administrator in the Republic of El Salvador, to Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias.

On November 2, 2011 Bancolombia S.A. announced a successful offering of ordinary notes in the local market with a total aggregate principal amount of six hundred billion Colombian pesos (COP 600 billion) (approximately USD 313.8 million).

On October 20, 2011 Bancolombia announced the reorganization of its corporate management structure. This reorganization, was the result of collaboration among different parts of the organization, and resulted in the creation of a new model focused on business lines.

On October 13, 2011, Bancolombia signed a new collective bargaining agreement with Uneb and Sintrabancol. The bargaining agreement which runs from November 1, 2011 to October 31, 2014 covers more than 11,000 employees.

On September 15, 2011, Bancolombia commenced the exchange offer of its USD 520 million Senior Notes due 2016 and its USD 1 billion Senior Notes due 2021, each registered with the Securities and Exchange Commission, for substantially identical securities that had previously been issued in transactions exempt from registration. The exchange offer experired closed on October 27, 2011.

On July 27, 2011, Bancolombia issued ordinary notes in the local market in an offering of six hundred billion Colombian pesos (COP 600 billion) (approximately USD 340.2 million) of notes with the possibility of upsizing the offering up to a total aggregate amount of eight hundred billion Colombian pesos (COP 800 billion) (approximately USD 453.6 million). On July 27, 2011 the Bank exercised its option to increase the size of the offering and issued eight hundred thousand Ordinary Notes (800,000) corresponding to an aggregate principal amount of eight hundred billion Colombian Pesos (COP 800 billion).

On May 24, 2011, the Bank priced USD 1 billion in aggregate principal amount of its Senior Notes due 2021. The Senior Notes have a 10-year maturity and a coupon of 5.95%, payable semi-annually on June 3 and December 3 of each year, beginning on December 3, 2011. The transaction closed on June 3, 2011.

PUBLIC TAKEOVER OFFERS

During 2011, and as of the date of this Annual Report, there have been no public takeover offers by third parties in respect of the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL EXPENDITURES AND DIVESTITURES

During the past three years, Bancolombia has made significant capital expenditures aimed at increasing the Bank’s productivity, footprint and cost efficiency. These expenditures include the improvements made to the Bank’s information technology platform and those related to new ATMs and branches.

During 2011, total capital expenditures amounted to COP 197 billion. Such investments were mainly focused on an IT Platform renewal project (COP 107 billion), the expansion of the Bank’s branch and ATM network (COP 41 billion), the purchase of hardware for the expansion, updating and replacing current IT equipment (COP 36 billion), and other investments, such as an anti-fraud system and fixed assets (COP 13 billion).

In September 2010, the Board of Directors authorized Bancolombia to proceed with negotiations with Grupo de Inversiones Suramericana S.A. and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantías regarding the sale of Bancolombia’s ownership interests, currently held through foreign subsidiaries, in AFP Crecer, Asesuisa and Asesuisa Vida in El Salvador. The stock purchase agreements were signed in January 2011. The AFP Crecer transaction was authorized by regulators in El Salvador and Colombia and close in the second half of 2011. The Bank recognized a pre-tax gain on sale of investments of equity securities of COP 138 billion in connection with the AFP Crecer transaction. The Asesuisa transaction remains subject to customary closing conditions, including regulatory approvals in Colombia and El Salvador.

Bancolombia received USD 104 million for the sale of AFP Crecer and expects to receive USD 98 million for the sale of Asesuisa and Asesuisa Vida.

In 2011, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same manner.

During 2010, total capital expenditures amounted to COP 297 billion. Such investments were mainly focused on the IT Platform renewal project (COP 124 billion), the expansion of the Bank’s branch and ATM network (COP 69 billion), the purchase of hardware for the expansion, updating and replacing of the current IT equipment (COP 32 billion), and other investments, such as an anti-fraud system and fixed assets (COP 77 billion).

During 2009, total capital expenditures of the Bank and its subsidiaries on a consolidated basis amounted to COP 344 billion. Such investments were made mainly in land and buildings (COP 87 billion), data processing equipment (COP 40 billion), furniture and fixtures (COP 24 billion), vehicles (COP 106 billion), and investments related to the IT Platform Renewal (COP 87 billion).

During 2012, the Bank expects to invest approximately COP 343 billion as follows: COP 220 billion in connection with the IT Platform renewal project, COP 38 billion in connection with the expansion of the Bank’s branch and ATM network, COP 22 billion in connection with the purchase of hardware for the expansion, updating and replacement of the current IT equipment and COP 63 billion in connection with other investments, such as an anti-fraud system and fixed assets. These figures represent only an estimate and may change according to the continuing assessment of the Bank’s projects portfolio. No assurance can be given, however, that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

The following table summarizes the Bank’s capital expenditures and divestitures in interests in other companies for the years ending December 31, 2011, 2010 and 2009:

	As of December 31,
Capital Expenditures (COP million)	2011	2010	2009	Total

Grupo Odinsa S.A.	190,516	-	-	190,516
Fondos de Pensiones y de Cesantías Protección S.A.	64,891	-	-	64,891
Enka de Colombia S.A.	9,523	-	-	9,523
Inversiones Inmobiliarias Arauco Alameda S.A.	3,479	-	20,657	24,136
Renting Colombia S.A.	-	39,104	-	39,104
Leasing Perú S.A.	-	25,741	-	25,741
Inversiones CFNS S.A.S.	-	11,441	-	11,441
Vivayco S.A.S.	-	1,593	-	1,593
Fiduciaria GBC Peru	-	1,561	-	1,561
Fondo de Inversión en arrendamiento operativo	-	1,076	5,476	6,552
Banagrícola S.A.	-	93	469	562
Inversiones Financieras Banco Agrícola S.A.	-	68	4,512	4,580
Epsa S.A. ESP	-	-	62,343	62,343
FCP Colombia Inmobiliaria	-	-	25,700	25,700
Factoring Bancolombia S.A.	-	-	20,001	20,001
Promotora La Alborada	-	-	14,001	14,001
Bancolombia Cayman	-	-	10,221	10,221
Arrendamiento Operativo CIB S.A.C	-	-	5,466	5,466
Banco Agrícola S.A.	-	-	905	905
Fiduciaria Bancolombia S.A.	-	69	-	69
Transportempo S.A.S.	-	-	195	195
Others	2,034	3,349	7,741	13,124
Total Expenditures (COP million)	270,443	84,095	177,687	532,225

Capital Divestitures (COP million)	2011	2010	2009	Total
AFP Crecer(1)	203,072	-	-	203,072
Promotora La Alborada (1)	1,124	-	-	1,124
Promotora de Hoteles Medellín S.A.(1)	145	-	-	145
Banco Agrícola Panamá(2)	-	51,677	-	51,677
Inversiones IVL S.A.(1)	-	33,895	-	33,895
Metrotel Redes S.A.(1)	-	30,000	-	30,000
Bolsa de Valores de Colombia (1)	-	5,886	-	5,886
Valores Simesa S.A. (1)	-	5,184	948	6,132
Visa Inc. (1)	-	-	31,589	31,589
Concesiones Urbanas S.A. (1)	-	-	2,859	2,859
Others (1)	57	4,042	655	4,754
Total Divestitures (COP million)	204,398	130,684	36,051	371,133

(1)	Investments sold
(2)	Capital decrease

B.	BUSINESS OVERVIEW

B.1.	GENERAL

COMPANY DESCRIPTION, PRODUCTS AND SERVICES

Bancolombia is a full service financial institution that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 7 million customers. Bancolombia delivers its products and services through its regional network comprising Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate, off-shore banking subsidiaries in Panama, Cayman and Puerto Rico, as well as an agency in Miami and subsidiaries in Peru.

Bancolombia and its subsidiaries offer the following products and services:

Savings and Investment: Bancolombia offers its customers checking accounts, savings accounts, fixed term deposits and a diverse variety of investment products that fit the specific transactional needs of each client and their income bracket. The Bank also offers its clients and users the service of tax collection in all its branches, and through electronic channels.

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

Financial and Operating Leases: Bancolombia, primarily through Leasing Bancolombia and its subsidiaries, offers financial and operating leases specifically designed for acquiring fixed assets.

Treasury: Bancolombia assists its clients in mitigating market risks through hedging instruments such as foreign exchange forwards, interest rate swaps, cross currency swaps and European style options. The Bank also performs inter-bank lending, repurchase agreements (repos), foreign exchange transactions, as well as sovereign and corporate securities sales and trading. Bancolombia is an active player in the “Market-makers” scheme for trading Colombian sovereign debt (TES bonds).

Comprehensive Cash Management: Bancolombia provides support to its clients through efficient cash management, offering a portfolio of standard products that allows clients to make payments and collections through different channels.  Our payables and receivables services provide solutions to process and reconcile transactions accurately, efficiently and in a timely manner. We also offer a comprehensive Reporting Solution, providing the data that is required by customers’ internal processes.  In addition, our Bank designs and creates custom-made products in order to address our clients’ specific payment and collection needs, including a variety of real time web services , straight through processing (STP) and messaging through Swift Net solutions.

Foreign Currency: Bancolombia offers its clients specialized solutions to satisfy their investment, financing and payment needs with regard to foreign currency transactions. The Bank also provides trade finance solutions with products such as Letters of Credit, Standby Letters of Credit and Bills Collection.

Bancassurance and Insurance: Bancolombia distributes diverse insurance products (life, personal accident and homeowner’s insurance) offered by Compañía Suramericana de Seguros, one of the principal insurance companies in Colombia. In addition, Bancolombia offers unemployment insurance issued by Sure General Cardif Colombia S.A. In El Salvador, Banco Agricola offers a comprehensive portfolio of insurance products from Asesuisa (auto insurance, personal accident and health insurance, fire and associated perils insurance, cargo insurance, among others) and Asesuisa Vida (life insurance).

Brokerage Services: Through Valores Bancolombia, Suvalor Panama and Bursabac, Bancolombia offers.

Brokerage and investment advisory services, covering various investment alternatives including equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

Investment Banking: Bancolombia offers through its subsidiary Banca de Inversión a wide variety of value-added services that allows it to advise and assist companies from all economic sectors, including in areas relating to project finance, capital markets, capital investments, M&A, restructurings and corporate lending.

NEW PRODUCTS OR SERVICES

Bancolombia continues its efforts to diversify and improve its product portfolio. Below is a brief description of the new products and services introduced in 2011:

Domestic Remittances: improved service designed to offer our customers the possibility to transfer money from branch to branch within the Bancolombia network.

Sector Fund: open-end equity fund with compartments, where each compartment invests in a specific sector of the economy such as energy, mining, financial, etc.

Uniacción Fund: open-end equity fund with compartments. Each compartment invests in a single issuer listed on the Colombian Stock Exchange.

Plan Cuenta Pensión: Savings account designed to receive the pension payments made to the customer by a Pension Fund.

Plan Nómina Fija: Savings account designed to receive the payroll payments made by a company. This account gives the customer 4 transactions across our ATM network free of any charge.

RIN - Collection Integrated to Customers: Bancolombia allows online integration with corporate clients’ systems to improve treasury management. Web service based communication makes information interchange easier and allows access to available invoices from any branch at any time.

Swift Fileact: Allows secure and reliable transfer of files between corporate clients and Bancolombia, exchanging batches of Swift Structured Financial Messages and Bancolombia Proprietary Standard Formats, required for collection and payments processes. Multipayments PSE: Payment Transactional Portal, available in Bancolombia’s web site, allows access to several payment agreements and is linked to ACH, Colombia’s online payment service. PSE is a standard payment service used to make secure online payments between bank accounts. When billers offer PSE as a payment method in their online stores, a direct link is established with the systems of the payer’s bank. Real Time Information Files: This service allows the delivery of collections files from the Bank to customers on an intraday basis, guaranteeing opportunity in the reconciliation process.

Assistance Ike: Service offered exclusively by phone and with the support of Ike Asistencia Colombia S.A.. Includes medical assistance, road assistance, home assistance and veterinarian assistance.

Discount of Account Receivables: Financing line for corporate customers know as “Massive holders of account receivables”. The line of credit is based on a contract where Bancolombia groups several receivables in just one obligation, and acts as factor between the seller and the buyer, doing all the operational process.

Credit line for Environmental Sustainability: Designed for customers who support new processes to optimize energy efficiency, use renewable energy and implement clean production in their businesses. This line of credit offers technical assistance, where experts evaluate and identify projects for the customer, and give advice regarding applicable tax benefits.

PADA: Special credit line promoted by the Colombian government to finance productive activities related to the agriculture industry affected by the rainy season.

Local Bank Guarantees in USD: Financial instrument issued to Colombian residents in U.S. dollars, which guarantees foreign exchange transactions or RFPs’ related commitments with other Colombian residents.

Arithmetic Asian Options: This product is a cash-settled option that pays the difference between the average rate of the underlying asset on a specific set of dates over a period at a predetermined strike rate.

MAIN LINES OF BUSINESS

The Bank manages its business through nine main operating segments: Banking Colombia, Banking El Salvador, Leasing, Trust, Investment Banking, Brokerage, Off Shore, Pension and Insurance, and All other.

For a the description and discussion of these segments, please see “Item 5.Operating and Financial Review and Prospects – A. Operating Results – Results by Segment”.

B.2.	OPERATIONS

See Note 31 – section (y) to the Bank’s consolidated financial statements as of December 31, 2011 included in this Annual Report for a description of the principal markets in which the company competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years.

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

Bancolombia provides its products and services through a traditional branch network, sales and customer representatives as well as through mobile branches (or Puntos de Atención Móviles), non-banking correspondents, an ATM network, online and computer banking, telephone banking, mobile phone banking services, and PACs, (or Puntos de Atención Cercano), among others. As of December 31, 2011, Bancolombia had a sales force of approximately 10,574 employees. Transactions effected through electronic channels represented more than 88% of all transactions in 2011.

The following are the distribution channels offered by Bancolombia as of December 31, 2011:

Branch Network

As of December 31, 2011, Bancolombia’s consolidated branch network consisted of 952 offices, which included 779 from Bancolombia, 101 from Banagrícola and 72 from other subsidiaries.

	Number of	Number of	Number of
	branches	branches	branches
Company*	2011	2010	2009
Bancolombia S.A.	779	736	713
Bancolombia Panamá S.A.	1	1	1
Bancolombia Miami	1	1	1
Leasing Bancolombia S.A.	16	17	12
Renting Colombia S.A.	16	16	4
Valores Bancolombia	8	9	8
Valores Bancolombia Panama S.A.	1	1	1
Banca de Inversión Bancolombia S.A	2	2	2
Fiduciaria Bancolombia S.A.	6	6	6
Tuya	5	6
Bancolombia Puerto Rico International Inc.	1	1	1
Factoring Bancolombia S.A.	1	1	5
Sufinanciamiento S.A. (1)	-	-	8

	Number of	Number of	Number of
	branches	branches	branches
Company*	2011	2010	2009
Arrendamiento Operativo CIB S.A.C (2)	2	5	1
Fondo Inversión Arrend. Operativo Renting Perú I	1	1
RC Rent a Car S.A.S. (3)	-	-	10
Inversiones CFNS	2	1	1
Banco Agrícola S.A.	101	102	101
Arrendadora Financiera S.A.	1	1	1
Credibac S.A. de C.V	1	1	1
Bursabac S.A. de C.V	1	1	1
AFP Crecer S.A. (4)	-	6	6
Aseguradora Suiza Salvadoreña S.A.	1	1	1
Asesuisa Vida S.A. (5)	1	1	1
Capital Investments S.A.	1	1	1
Transportempo S.A.S.	1	1	1
Leasing Peru	1	1	1
Fiduciaria GBC S.A. (Peru)	1	1	-
Total	952	921	889

 *For some subsidiaries, their central office is considered a branch.

______________

(1)	Due to the transfer of part of Sufinaciamiento S.A. assets, liabilities and contracts to Bancolombia‘s banking unit, SUFI‘s 11 branches have been added to the total corresponding to Bancolombia (unconsolidated).
(2)	The offices operated for the Localiza franchise in Perú are included in the total number of branches for Arrendamiento Operativo CIB S.A.C.
(3)	The offices of RC Rent a Car S.A.S. were included in the number of offices for Renting Colombia S.A. in 2010.
(4)	Crecer was sold on November 21, 2011, and it is no longer part of the Bank.
(5)	On February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A., signed and agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of its shares of capital stock of Asesuisa. The sale is pending the authorizations required from the Superintendency of the Financial System of El Salvador.

Non-Banking Correspondents (“CNB”)

A CNB is a platform which allows nonfinancial institutions such as stores open to the public, to provide financial services and transactions in towns where banks and financial institutions have limited or no presence. As of December 31, 2011, Bancolombia had a total of 970 nonbanking correspondents.

Puntos de Atención Móviles (“PAM”)

PAMs consist of commercial advisors who visit small towns periodically to offer Bancolombia’s products and services. As of December 31, 2011, there were a total of 697 PAMs.

Kiosks

Kiosks, used in El Salvador, are located inside the Bank’s agencies, malls, and other public places and are used to provide the Bank’s clients the possibility of conducting a variety of self-service transactions. As of December 31, 2011, there were a total of 162 kiosks.

Automatic Teller Machines (“ATM”)

Bancolombia has a total of 3,333 ATMs, including 2,870 machines in Colombia and 463 ATMs in El Salvador.

Online/Computer Banking

We offer multiple online and computer based banking alternatives designed to fit the specific needs of our different client segments. Through a variety of platforms (computer and internet based solutions) our clients can review their account balances and monitor transactions in their deposit accounts, loans, and credit cards, make virtual term investments, access funds from pre-approved loans, make payroll and supplier payments, make purchases and bill payments, negotiate stocks, learn about products and services and complete other transactions in real time.

Telephone Banking

We provide customized and convenient advisory services to customers of all segments through automatic interactive voice reponse (“IVR”) operations and a 24x7 contact center.

Punto de Atención Cercano (“PAC”) or Electronic Funds Transfer at Point of Sale (“EFTPOS”)

Through our own network of 8,168 PACs our customers may carry out a variety of transactions including transfer of funds, bill payments, and changes to credit and credit card PINs.

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

Description of the Colombian Financial System

Overview

In recent years, the Colombian banking system has been undergoing a period of consolidation given the series of mergers and acquisitions that have taken place within the sector. More specifically, several mergers and acquisitions took place in 2005, including the Conavi/Corfinsura merger, the acquisition of Banco Aliadas by Banco de Occidente, the merger of Banco Tequendama and Banco Sudameris, as well as the merger of the Colmena and the Caja Social banks. The trend towards mergers and acquisitions continued throughout 2006, with the completion of certain transactions first announced during 2005. These include the acquisition of Banco Superior by Davivienda, of Banco Granahorrar by BBVA Colombia and of Banco Unión by Banco de Occidente. Also during 2006, Banco de Bogota acquired Megabanco and Davivienda announced its acquisition of Bancafé. In 2007, HSBC acquired Banitsmo and Bancolombia also completed the acquisition of Banagrícola in El Salvador. For more information on the acquisition of Banagrícola, see “Item 4. Information on the Company – 4.A. History and Development of the Company.” In 2008 the Royal Bank of Scotland (RBS) purchased the Colombian arm of ABN Amro Bank and General Electric (GE) Money acquired a 49.7% stake in Colpatria, with an option of increasing this stake by another 25% by 2012. However, in May of 2010, Group Colpatria repurchased this 49.7% stake and in October of 2011, Canadian Scotiabank purchased Colpatria’s 51% for US$ 1,000 million. Also, in 2010, Banco de Bogotá acquired BAC-Credomatic, which has operations in several countries in Central America, for a reported purchase price of COP 3.53 billion. In December of 2011, Chilean Corpbanca paid US$ 1,225 million an acquisition of Banco Santander’s subsidiary in Colombia.

As of December 31, 2011, and according to the Superintendency of Finance, the principal participants in the Colombian financial system were the Central Bank, twenty-three commercial banks (13 domestic private banks, 9 foreign banks, and 1 domestic state-owned bank), four finance corporations and twenty-one financing companies (6 leasing companies and 15 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

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

Financial System Evolution in 2011

During 2011, the Colombian economy experienced continued growth due to contributions from commerce, transportation, financial establishments and a large foreign direct investment; the financial sector was the cornerstone for economic expansion. Based on information issued by the Superintendency of Finance, lending kept its trajectory with an increase of 23.39%, superior to the rate registered on 2010 (17.5%) and contrasting to the stagnation experienced in 2009, when lending grew only 1.9%. Monetary policy was not as expansive as in 2010, which led to higher reference interest rates, with a gradual increase of about 125 base points (bp). The demand for business loans increased by 18.26% for 2011, compared to 20.6% for the previous year. The rising confidence and the dynamics on the economy, drove up consumer loans, which grew by 28.3% in 2011, higher that 16.4% observed in 2010. Mortgage and Small business loans continued to do well, with increases of 43.64% and 38.07% (in usual order) for 2011.

The financial system’s level of past-due loans as a percentage of the total loan portfolio fell throughout the year, going from 2.81% in December 2010 to 2.47% for the same month in 2011. In addition, coverage, measured as the ratio of allowances to past-due loans, ended 2011 at 191.53%, compared to 179.3% at the end of 2010.

During 2011, lending gained some weight into the financial system’s structure. Loans increased from 61.5% of total assets at the end of 2010 to 62.9% at the end of 2011, while investment portfolio, as a percentage of total assets, decreased from 22.5% at the end of 2010 to 19.7% at the end of 2011.

As of December 31, 2011, the Colombian financial sector recorded COP 324 trillion in total assets, representing a 21.26% increase as compared to the same period in 2010. The Colombian financial system’s total composition of assets shows banks with a market share of 91.41%, followed by financing companies with 5.84% and financial corporations with 2.6%.

As of December 31, 2011, the capital adequacy ratio (tier 1 + tier 2) for credit institutions was 14.9% (including banks, finance corporations and financing companies), which is well above the minimum legal requirement of 9%.

Bancolombia and its Competitors

The following table shows the key profitability, capital adequacy ratios and loan portfolio quality indicators for Bancolombia and its main competitors, as published by the Superintendency of Finance. It is important to note that, in the case of mortgages, loans used in the calculation shown below incorporate the past-due installments, instead of the complete mortgage balance, whenever a mortgage is due in less than 120 days.

					Past-due loans/		Allowances/
	ROE(1)		ROA(2)		Total loans		Past-due loans		Capital Adequacy
	Dec-11	Dec-10	Dec-11	Dec-10	Dec-11	Dec-10	Dec-11	Dec-10	Dec-11	Dec-10
Bancolombia (unconsolidated)	13.56%	15.1%	1.9%	2.4%	1.85%	2.48%	236.23%	198.76%	15.5%	18.1%
Banco de Bogota	13.58%	15.2%	2.5%	2.1%	1.64%	2.25%	198.00%	160.64%	15.7%	13.5%
Davivienda	12.32%	14.5%	1.7%	1.8%	3.07%	2.80%	165.29%	194.22%	12.9%	13.6%
BBVA	18.87%	18.7%	1.9%	1.9%	1.78%	2.40%	226.67%	181.99%	12.3%	10.5%
Banco de Occidente	14.56%	15.0%	2.1%	2.2%	2.23%	2.64%	193.81%	185.60%	10.6%	10.5%
Banco Popular	19.65%	21.0%	2.6%	2.8%	2.01%	2.34%	190.68%	175.71%	11.4%	11.6%
Citibank	10.08%	11.5%	1.8%	2.0%	3.01%	3.63%	153.77%	151.62%	16.3%	17.4%

Source: Superintendency of Finance.

(1) ROE is return on average stockholders’ equity.

(2) ROA is return on average assets.

In 2011, Bancolombia ranked first in Colombia and El Salvador in terms of amount of assets, deposits, stockholders’ equity and net income.

The following tables illustrate the market share of Bancolombia on an unconsolidated basis and its main competitors with respect to various key products, based on figures published by the Superintendency of Finance for the years ended December 31, 2011, 2010 and 2009:

Total Net Loans

Market Share

Total Net Loans – Market Share %	2011	2010	2009

Bancolombia	21.93	21.66	20.29
Banco de Bogotá	13.63	14.10	14.46
Davivienda	12.75	13.09	13.29
BBVA	9.44	9.57	9.53
Banco de Occidente	7.31	7.40	6.37
Banco Popular	5.11	5.50	5.41
Citibank	2.53	2.78	2.95

Source: Ratios are calculated by Bancolombia based on figures published by the Superintendency of Finance.

Checking Accounts

Market Share

Checking Accounts – Market Share %	2011	2010	2009

Bancolombia	22.51	22.87	22.19
Banco de Bogotá	19.66	18.06	18.33
Banco de Occidente	12.77	15.09	14.65
BBVA	9.12	9.68	10.16
Davivienda	9.54	9.42	9.47
Banco Popular	4.13	3.86	4.24
Citibank	3.67	2.74	2.69

Source: Ratios are calculated by Bancolombia based on figures published by the Superintendency of Finance.

Time Deposits

Market Share

Time Deposits – Market Share %	2011	2010	2009

Bancolombia	13.32	13.92	17.51
Banco de Bogotá	15.86	14.57	15.72
Davivienda	11.19	14.71	13.03
BBVA	7.66	7.30	7.11
Citibank	3.60	4.34	4.96
Banco Popular	3.77	3.59	4.27
Banco de Occidente	3.66	3.65	4.12

Source: Ratios are calculated by Bancolombia based on figures from the Superintendency of Finance.

Saving Accounts

Market Share

Saving Accounts – Market Share %	2011	2010	2009

Bancolombia	22.33	20.78	20.47
Banco de Bogotá	13.00	14.95	15.05
Davivienda	12.89	11.26	13.26
BBVA	11.69	11.56	10.98
Banco Popular	6.05	7.12	7.84
Banco de Occidente	5.94	5.67	6.99
Citibank	2.20	3.65	3.07

Source: Ratios are calculated by Bancolombia based on figures from the Superintendency of Finance.

Description of the Salvadorian Financial System

As of December 31, 2011, the Salvadorian financial system was comprised of 13 institutions (ten commercial banks, two state owned banks and one foreign bank).

The total Salvadorian financial system’s assets amounted to USD 12.8 billion in 2011, decreasing 2.0% as compared to the previous year. As of December 31, 2011, loans represented 66.3% of total assets in the Salvadorian financial system, while investments represented 15.0% and cash and due from banks represented 13.7%. As of December 31, 2010, loans represented 63.2% of total assets in the Salvadorian financial system, while investments represented 15.5% and cash and due from banks represented 16.2%.

Banco Agrícola and its Competitors

In 2011, Banco Agrícola continued to lead the Salvadorian financial system and ranked first in terms of assets, loans, deposits, stockholders’ equity and profits. The following table illustrates the market share for the main institutions of the Salvadorian financial system for the year ended December 31, 2011:

		MARKET SHARE
	Assets	Stockholders’ Equity	Loans	Deposits	Profits
Banco Agrícola	29.1%	35.6%	29.7%	28.0%	57.3%
Citibank	16.9%	18.9%	14.4%	17.6%	8.9%
HSBC	14.9%	15.6%	14.6%	14.7%	6.4%
Scotiabank	15.1%	12.0%	17.1%	14.1%	10.3%
BAC	10.0%	8.3%	9.9%	10.5%	10.2%
Others	14.0%	9.6%	14.2%	15.1%	6.9%

Source: ABANSA (Asociación Bancaria Salvadoreña).

The following tables illustrate the market share of Banco Angrícola and its main competitors with respect to various key products, based on figures published by the Salvadorian Banking Association (ABANSA) for the years ended December 31, 2011, 2010 and 2009:

Total Loans

Market Share

Total Loans – Market Share %	2011	2010	2009

Banco Agrícola	29.7%	30.4%	30.5%
Citibank	14.4%	15.8%	17.8%
HSBC	14.6%	14.8%	14.4%
Scotiabank	17.1%	17.2%	17.6%
BAC	9.9%	9.5%	9.4%
Others	14.2%	12.3%	10.3%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Checking Accounts
Market Share

Checking Accounts – Market Share %	2011	2010	2009
Banco Agrícola	24.2%	27.6%	30.2%
Citibank	23.6%	24.7%	25.7%
HSBC	11.4%	12.0%	10.9%
Scotiabank	10.5%	10.5%	11.6%
BAC	15.6%	14.3%	12.6%
Others	14.7%	10.8%	9.0%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Time Deposits

Market Share

Time Deposits – Market Share %	2011	2010	2009

Banco Agrícola	25.4%	26.6%	28.8%
Citibank	11.2%	12.6%	15.5%
HSBC	16.8%	16.5%	14.3%
Scotiabank	16.2%	16.4%	17.4%
BAC	10.4%	10.8%	9.1%
Others	20.0%	17.1%	14.9%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Saving Accounts

Market Share

Saving Accounts – Market Share %	2011	2010	2009

Banco Agrícola	34.7%	34.6%	34.3%
Citibank	19.9%	20.8%	21.7%
HSBC	15.2%	15.7%	17.6%
Scotiabank	15.0%	15.0%	15.6%
BAC	5.8%	5.7%	4.8%
Others	9.4%	8.2%	5.9%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

B.8.	SUPERVISION AND REGULATION

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

Other Colombian regulators

Self Regulatory Organization

The SRO (Autoregulador del Mercado de Valores – AMV) is a private entity responsible for the regulation of entities participating in the Colombian capital markets. The SRO may issue mandatory instructions to its members and supervise its members’ compliance and impose sanctions for violations.

All capital market intermediaries, including the Bank, must become members of the SRO and are subject to its regulations.

Superintendency of Industry and Commerce

The SIC is the authority responsible for supervising and regulating competition in several industrial sectors, including financial institutions. The SIC is authorized to initiate administrative proceedings and impose sanctions on banks, including the Bank, whenever the financial entity behaves in a manner considered to be anti-competitive.

Regulatory Framework for Colombian Banking Institutions

The basic regulatory framework of the Colombian financial sector is set forth in Decree 663 of 1993, modified among others, by Law 510 of 1999, Law 546 of 1999, Law 795 of 2003, Law 964 of 2005 and Law 1328 of 2009 as well as in External Resolution 8 of 2000 (exchange control regulation statute) and Resolution 4 (as hereinafter defined) issued by the board of directors of the Central Bank. Decree 663 of 1993 defines the structure of the Colombian financial system and defines several forms of business entities, including: (i) credit institutions (establecimientos de crédito) (which are further categorized into banks, finance corporations (corporaciones financieras), financing companies (compañias de financiamiento comercial) and finance cooperatives (cooperativas financieras)); (ii) financial services entities (sociedades de servicios financieros); (iii) capitalization corporations (sociedades de capitalización); (iv) insurance companies (entidades aseguradoras); and (v) insurance intermediaries (intermediarios de seguros). Furthermore, Decree 663 of 1993 provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the Superintendency of Finance. Additionally, Decree 2555 of 2010 compiled the aforementioned regulations which were dispersed in separate decrees, including also regulations regarding capital adequacy and lending activities.

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

Law 546 of 1999 was enacted to regulate the system of long-term home loans. Law 795 of 2003 was enacted to broaden the scope of activities that financial institutions can engage in, to update regulations with some of the then latest principles of the Basel Committee and to increase the minimum capital requirements in order to incorporate a financial institution (for more information, see “Minimum Capital Requirements” below). Law 795 of 2003 also provided authority to the Superintendency of Finance to take preventive measures, consisting mainly of preventive interventions with respect to financial institutions whose capital falls below certain thresholds. For example, in order to avoid a temporary take-over by the Superintendency of Finance, such financial institutions must submit to the Superintendency of Finance a restructuring program to restore their financial condition.

The recently enacted Law 1328 of 2009 provides a new set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions in order to minimize disputes. This law also gives foreign banks more flexibility to operate in Colombia. Prior to Law 1328 of 2009, foreign banks were able to operate in Colombia by establishing a Colombian subsidiary authorized by the Superintendency of Finance. Following the enactment of Law 1328 of 2009, as of June 15, 2013, foreign banks will be permitted to operate through their “branches” and will not be required to incorporate a Colombian subsidiary. Law 1328 of 2009 also broadened the scope of permitted business activities by regulated entities. Following its adoption, credit institutions were allowed to operate leasing businesses and banks were allowed to extend loans to third parties so that borrowers could acquire control of other companies. On September 6, 2011, the Superintendency of Finance issued External Regulation 039 of 2011 pursuant to which the Superintendency of Finance is empowered to regulate certain banking practices considered as abusive. The Superintendency of Finance issued the External Circular 038 of 2011 on September 6, 2011, with the purpose to set the necessary instructions that should be followed by the entitites that are supervised by of the Superintendency of Finance in regards to supplying financial consumers all the information they require in order to allow them to choose the best options in the market, according to their own needs.

On December 20, 2011 the Colombian government issued Decree 4809 by means of which they  defined: (i) the laws and principles that must be observed in the determination, diffusion and publicity of rates and prices of products and financial services (ii) the maximum rate charged for the withdrawal of funds from ATM’s of other financial institutions, (iii) that should there be an increase in applicable rates within a standard form contract, the banks must inform the clients of that change within a minimum of 45 days, in which time the client will have the possibility of rejecting the aforementioned increase and terminating the contractual relationship with the bank, (iv)  a prohibition of charging for unsuccessful transactions carried out through ATMs, when there is no fault attributable to the client, and (v) established that transactions  made via the internet cannot be more expensive than those made via other available channels.

The Superintendency of Finance has authority to implement applicable regulations and, accordingly, issues, from time to time administrative resolutions and circulars. By means of External Circular 007 of 1996 (as amended), the Superintendency of Finance compiled the rules and regulations applicable to financial institutions. Likewise, by means of External Circular 100 of 1995 (the “Basic Accounting Circular”), it compiled all regulations applicable to the accounting rules and regulations.

The exchange control statute defines the different activities that banks, including the Bank, may perform as currency exchange intermediaries, including lending in foreign currency and investment in foreign securities.

Violations of any of the above statutes and their relevant regulations are subject to administrative sanctions and, in some cases, criminal sanctions.

Key interest rates

Colombian commercial banks, finance corporations and consumer financing companies are required to provide the Central Bank, on a weekly basis, with data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes the Tasa de Captaciones de Corporaciones Financieras (“TCC”) and the Depósitos a Término Fijo (“DTF”) rates, which are published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The TCC is the weighted average interest rate paid by finance corporations for deposits with maturities of 90 days. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and consumer financing companies for certificates of deposit with maturities of 90 days. For the week of April 9, 2012, the DTF was 5.43% and the TCC was 3.54%.

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate, or Interés Bancario Corriente, calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate for small business loans and for all other loans is certified by the Superintendency of Finance.

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

Tier One Capital consists of:

•	outstanding and paid-in capital stock;
•	legal and other reserves;
•	profits retained from prior fiscal years;
•	the total value of the revaluation of equity account (revalorización del patrimonio) (if positive) and of the foreign currency translation adjustment account (ajuste por conversion de estados financieros);
•	current fiscal year profits in a proportion equal to the percentage of prior fiscal year profits’ that were capitalized, or allocated to increase the legal reserve, or all profits that must be used to cover accrued losses;
•	any representative shares held as collateral by Fogafin when the entity is in compliance with a recovery program aimed at bringing the Bank back into compliance with capital adequacy requirements (if the Superintendency of Finance establishes that such recovery program has failed, these shares shall not be computed);
•	subordinated bonds issued by financial institutions and subscribed by Fogafin when they comply with certain requirements stated in the regulations;
•	the part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation;
•	the value of dividends declared to be paid in shares; and
•	the value of the liabilities owed by minority interests.

Items deducted from Tier One Capital are:

•	any prior or current period losses;
•	the total value of the capital revaluation account (revalorización del patrimonio)(if negative);
•	accumulated inflation adjustments on non-monetary assets (provided that the respective assets have not been transferred);
•	investments in shares, mandatorily convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by entities (excluding subsidiaries) subject to the supervision of the Superintendency of Finance excluding appraisals and investments in Finagro credit establishments and investments undertaken pursuant to Article 63 of Decree 663 of 1993, subject to the conditions set forth in the regulation; and
•	investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by foreign financial institutions where the investor directly or indirectly holds at least 20% of the capital of said institution (excluding subsidiaries). This amount includes foreign currency translation and excludes appraisals.

Tier Two Capital includes other reserves and retained earnings, which are added to the Tier One Capital in order to establish the total Technical Capital.

Tier Two Capital consists of:

•	50% of the accumulated inflation adjustment of non-monetary assets (provided that such assets have not been disposed of);
•	50% of asset reappraisal (excluding revaluations of foreclosed assets or assets received as payment of credits);

•	mandatorily convertible bonds effectively subscribed and paid, with maturities of up to 5 years, provided that the terms and conditions of their issuance were approved by the Superintendency of Finance and subject to the conditions set forth by the Superintendency of Finance;
•	subordinated payment obligations as long as said obligations do not exceed 50% of Tier One Capital and comply with additional requirements stated in the regulations;
•	the part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation; and
•	general allowances made in accordance with the instructions issued by the Superintendency of Finance.

The following items are deducted from Tier Two Capital:

•	50% of the direct or indirect capital investments (in entities subject to the supervision of the Superintendency of Finance, excluding subsidiaries) and mandatorily convertible bonds reappraisal that complies with the requirements set forth in the applicable regulation;

• 50% of the direct or indirect capital investments (excluding investments in subsidiaries) and mandatorily convertible bonds reappraisal of foreign financial entities with respect to which the bank’s share is or exceeds 20% of the entity’s subscribed capital; and

•	the value of the devaluation of equity investments with low exchange volume or which are unquoted.

In computing Technical Capital, Tier Two Capital may not exceed (but may be less than) the total amount of Tier One Capital.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2011 and 2010:

	As of December 31, 2011		As of December 31, 2010
	(COP million, except percentages)

Subscribed capital	COP	460,684	COP	460,684
Legal reserve and other reserves		6,221,792		5,397,973
Unappropriated retained earnings		73,455		70,611
Net Income		421,964		591,261
Subordinated bonds subscribed by Fogafin		-		-
Less:
Long - term investments		(145,238)		(102,204)
Non - monetary inflation adjustment		(53,631)		(74,556)
Primary capital (Tier I)	COP	6,979,026	COP	6,343,769

Reappraisal of assets	COP	171,388	COP	188,454
Provision loans		50,910		35,294
Non-monetary inflation adjustment		31,509		41,971
Subordinated bonds		2,442,305		2,407,960
Computed secondary capital (Tier II)		2,696,112	COP	2,673,679
Primary capital (Tier I)	COP	6,979,026	COP	6,343,769
Secondary capital (up to an amount equal to primary capital) (Tier II)		2,696,11 2		2,673,679
Technical Capital	COP	9,675,138	COP	9,017,448

Capital ratios
Primary capital to risk-weighted assets (Tier I)		8.99%		10.32%
Secondary capital to risk-weighted assets (Tier II)		3.47%		4.35%
Technical capital to risk-weighted assets		12.46%		14.67%

Risk-weighted assets including market risk	COP	77,651,096	COP	61,449,661

As of December 31, 2011, the Bank’s technical capital ratio was 12.46%, exceeding the requirements of the Colombian government and the Superintendency of Finance by 346 basis points. As of December 31, 2010, the Bank’s technical capital ratio was 14.67%. The year-over-year decrease in the capital adequacy ratio is explained by the rapid growth in the Bank’s loan portfolio during 2011.

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

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 633 of 1993, as amended. The minimum capital requirement for 2012 is COP 73,750 million. Failure to meet such requirement can result in the Taking of Possession (toma de posesión) of the Bank by the Superintendency of Finance (See “Colombian Banking Regulations — Bankruptcy Considerations”).

Capital Investment Limit

All investments in subsidiaries and other authorized capital investments, other than those made in order to abide by legal requirements, may not exceed 100% of the total aggregate of capital, equity reserves and the equity re-adjustment account of the respective bank, financial corporation or commercial finance company excluding unadjusted fixed assets and including deductions for accumulated losses.

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

Foreign Currency Position Requirements

According to External Resolution 4 of 2007, issued by the board of directors of the Central Bank as amended (“Resolution 4”), a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

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

Resolution 4 also defines a Bank´s foreign currency position in cash (posición propia de contado en moneda extranjera) as the difference between all of the Bank´s foreign currency-denominated assets and its foreign currency liabilities. A bank’s three business days average foreign currency position in cash cannot exceed 50% of the bank’s Technical Capital. In accordance with Resolution 4, the three day average must be calculated on a daily basis and the foreign currency position in cash cannot be negative.

 Finally, Resolution 4 requires banks to comply with a gross position of leverage (posición bruta de apalancamiento). Gross position of leverage is defined as (i) the value of term contracts denominated in foreign currency, plus (ii) the value of transactions denominated in foreign currency to be settled within two days in cash, plus (iii) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. Resolution 4 sets a limit on the gross position of leverage, which cannot exceed 550% of the Technical Capital.

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

Foreign Currency Loans

Residents of Colombia may obtain foreign currency loans from foreign residents, and from Colombian currency exchange intermediaries or by placing debt securities abroad. Foreign currency loans must be either disbursed through a foreign exchange intermediary or deposited in offshore compensation accounts.

According to regulations issued by the Central Bank, every Colombian resident and institution borrowing funds in foreign currency is generally required to post with the Central Bank non-interest bearing deposits for a specified term, although the size of the required deposit is currently zero.

Notwithstanding the foregoing, such deposits would not be required in certain cases established in article 26 of Regulation 8 of 2000, including in the case of foreign currency loans aimed at financing Colombian investments abroad or for short-term exportation loans, provided that such loan is disbursed against the funds of Banco de Comercio Exterior — Bancoldex. Moreover, Article 59-1(c) of Regulation 8 of 2000 sets forth a number of restrictions and limitations as to the use of proceeds in the case of foreign currency loans obtained by Colombian currency exchange intermediaries (including the Bank) and also provides that deposits would not be required in the event such restrictions and limitations are observed. Such foreign currency loans may be used, among others, for lending activities in a foreign currency with a tenor equal to, or shorter than, the tenor of the foreign financing.

Finally, pursuant to Law 9 of 1991, the board of directors of the Central Bank is entitled to impose conditions and limitations on the incurrence of foreign currency indebtedness, as an exchange control policy, in order to avoid pressure in the currency exchange market.

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

Also, Decree 2555 of 2010 set a maximum limit equal to 30% of the Bank´s Technical Capital for risk concentrated in one single party, the calculation of which includes loans, leasing operations and equity and debt investments.

The Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans. However, interest rates must also be consistent with market terms with a maximum limit certified by the Superintendency of Finance.

Ownership and Management Restrictions

The Bank is organized as a stock company (sociedad anónima). Its corporate existence is subject to the rules applicable to commercial companies, principally the Colombian Commerce Code. The Colombian Commerce Code requires stock companies (such as the Bank) to have at least five stockholders at all times and provides that no single shareholder may own 95% or more of the Bank’s subscribed capital stock. Article 262 of the Colombian Commerce Code prohibits the Bank’s subsidiaries from acquiring the stock of the Bank.

Pursuant to Decree 663 of 1993 (as amended by Law 795 of 2003), any transaction resulting in an individual or corporation holding 10% or more of any class of capital stock of any Colombian financial institution, including, in the case of the Bank, transactions resulting in holding ADRs representing 10% or more of the outstanding stock of the Bank, is subject to the prior authorization of the Superintendency of Finance. For that purpose, the Superintendency of Finance must evaluate the proposed transaction based on the criteria and guidelines specified in Law 510 of 1999, as amended by Law 795 of 2003. Transactions entered into without the prior approval of the Superintendency of Finance are null and void and cannot be recorded in the institution’s stock ledger. These restrictions apply equally to national as well as foreign investors.

Colombian financial institutions that are security issuers must comply with special norms regarding the composition of their board of directors. As a consequence thereof, at least 25% of the board members of the board of directors of the Bank must be independent. To be considered independent, the board members must not be (i) employees or directors of the Bank; (ii) stockholders of the Bank that directly or indirectly address or control the majority of the voting rights or that may determine the majority composition of the management boards; or (iii) stockholders or employees of entities that render certain services to the Bank.

Bankruptcy Considerations

Pursuant to Colombian banking law, the Superintendency of Finance has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure. Accordingly, the Superintendency of Finance may intervene in a bank’s business, (i) prior to the liquidation of the bank, by taking one of the following preventive measures (institutos de salvamento) in order to prevent the bank from entering into a state where the Superintendency of Finance would need to take possession: (a) submit the bank to a special supervision regime; (b) issue a mandatory order to recapitalize the bank; (c) place the bank under the management of another authorized financial institution, acting as trustee; (d) order the transfer of all or part of the assets, liabilities and contracts, as well as certain ongoing concerns (establecimientos de comercio) of the bank to another financial institution; (e) order the bank to merge with one or more financial institutions that consent to the merger, whether by creating a new institution or by having another institution absorb the bank; (f) order the adoption of a recovery plan by the bank, including adequate measures to reestablish its financial situation, pursuant to guidelines approved by the government; (g) order the exclusion of certain assets and liabilities by requiring the transfer of such assets and liabilities to another institution designated by the Superintendency of Finance; and (h) order the progressive unwinding (desmonte progresivo) of the operations of the bank; or (ii) at any time, by taking possession of the bank (toma de posesión) (“Taking of Possession”) to either administer the bank or order its liquidation, depending on how critical the situation is found to be by the Superintendency of Finance.

The following grounds for a Taking of Possession are considered to be “automatic” in the sense that, if the Superintendency of Finance discovers their existence, the Superintendency of Finance must step in and take over the respective financial institution if: (i) the financial institution’s Technical Capital (patrimonio adecuado) falls below 40% of the legal minimum, or (ii)  of the term of any then current recovery plans or the non-fulfillment of the goals set forth in such plans. Additionally, the Superintendency of Finance also conducts periodic visits to financial institutions and, as a consequence of these visits, the Superintendency of Finance can impose capital or solvency obligations on financial institutions without taking control of the financial institution.

Additionally, and subject to the approval of the Ministry of Finance, the Superintendency of Finance may, at its discretion, initiate intervention procedures under the following circumstances: (i) suspension of payments; (ii) failure to pay deposits; (iii) refusal to submit its files, accounts and supporting documentation for inspection by the Superintendency of Finance; (iv) refusal to be interrogated under oath regarding its business; (v) repeated failure to comply with orders and instructions from the Superintendency of Finance; (vi) repeated violations of applicable laws and regulations or of the bank’s by-laws; (vii) unauthorized or fraudulent management of the bank’s business; (viii) reduction of the bank’s Technical Capital below 50% of its subscribed capital; (ix) existence of serious inconsistencies in the information provided to the Superintendency of Finance that, at its discretion, impedes accurate understanding of the situation of the bank; (x) failure to comply with the minimum capital requirements set forth in the Financial Statute; (xi) failure to comply with the recovery plans that were adopted by the bank; (xii) failure to comply with the order of exclusion of certain assets and liabilities to another institution designated by the Superintendency of Finance; and (xiii) failure to comply with the order of progressive unwinding (desmonte progresivo) of the operations of the bank.

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

Within two months from the date when the Superintendency of Finance takes possession of a bank, the Superintendency of Finance must decide which of the aforementioned measures is to be pursued. The decision is subject to the prior opinion of Fogafin, which is the government agency that insures deposits made in Colombian financial institutions. The two month term may be extended with the prior consent of Fogafin.

Colombian financial institutions that are issuers of securities to the public must comply with special rules regarding the composition of their board of directors. In particular, at least 25% of the board members of the board of directors of the Bank must be independent. To be considered independent, the board members must not be (i) employees or directors of the Bank; (ii) shareholders of the Bank that directly or indirectly address or control the majority of the voting rights or that may determine the majority composition of the management boards; (iii) shareholders or employees of entities that render certain services to the Bank in cases in which the service provider receives 20% or more of its income from the Bank; (iv) employees or directors of a non-profit organization that receives donations from the Bank in certain amounts; (v) directors of other entities in whose board of directors one of the legal representatives of the Bank participates; and (vi) any other person that receives from the Bank any kind of economic consideration (except as for the considerations received by the board members, the auditing committee or any other committee of the board of directors).

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

During the liquidation process bank deposits and other types of saving instruments will be excluded from the liquidation process and, claims of creditors rank as follows: (i) the first class of credits includes the court expenses incurred in the interest of all creditors, wages and other obligations related with employment contracts and tax authorities’ credits regarding national and local taxes; (ii) the second class of credits comprises the credits secured by a security interest on movable assets; (iii) the third class of credits includes the credits secured by real estate collateral, such as mortgages; (iv) the fourth class of credits contains some other credits of the tax authorities against the debtor that are not included in the first class of credits and credits of suppliers of raw materials and input to the debtor; (v) and the fifth class of credits includes all other credits without any priority or privilege. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to completing full distribution in the prior category.

Colombian banks and other financial institutions are not subject to the laws and regulations that generally govern the insolvency, restructuring and liquidation of industrial and commercial companies.

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

Anti-Money Laundering Provisions

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993 and Circulars 26 of 2008 and 2010 and 019 of 2010 issued by the Superintendency of Finance, as well as Law 599 of 2000, and the Colombian Criminal Code, as amended.

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering (“FATF”). Colombia, as a member of the GAFI-SUD (a FATF style regional body), follows all of FATF’s 40 recommendations and eight special recommendations. Circular 26 of 2008 and 019 of 2010 issued by the Superintendency of Finance requires the implementation by financial institutions of a system of controls for money laundering and terrorism financing. These rules emphasize “know your customer” policies and knowledge of customers and markets. They also establish processes and parameters to identify and monitor a financial institution’s customers. According to these regulations, financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism. Finally, the Colombian criminal code includes rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Risk management systems

Commercial banks, including the Bank, must have risk administration systems to meet the Superintendency of Finance minimum standards for compliance and to avoid and mitigate the following risks: (i) credit; (ii) liquidity; (iii) market; (iv) operational; and (v) money laundering and terrorism.

Generally, commercial banks have to weigh their assets based on 0%, 25%, 50% and 100% ratios depending on their risks. Standards to evaluate risk have been established and different ratings are awarded (A, B, C, D and E) to each credit asset depending on the level of risk. The rating assigned to the credit assets determines the different amount of provisions required with respect to the asset, as established by the Superintendency of Finance in Chapter II of the Basic Accounting Circular.

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

With respect to operational risk, commercial banks must qualify, according to principles provided by the Basic Accounting Circular, each of their operative lines (such as corporate finance, issue and negotiation of securities, commercial banking, assets management, etc.) in order to record the risk events that may occur and cause fraud, technology problems, legal and reputational problems and problems associated with labor relations at the bank.

Regulatory Framework for Subsidiaries Not Participants in the Financial Sector

All of Bancolombia‘s Colombian subsidiaries that are not part of the finance sector are governed by the laws and regulations embodied in the Colombian Civil Code and the Colombian Code of Commerce as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by said subsidiaries.

Financial Regulation of El Salvador

On January 26, 2011, the Legislature approved Decree 592 “Surveillance and Regulation of the Financial System Law” (Ley de Supervisión y Regulación del Sistema Financiero) in order to fortify the State’s organization, adapting all surveillance and regulatory institutions to the economic reality of the financial system. Consequently, the Legislature, integrated all surveillance institutions and formed one institution, making better use of all the technical experience and management that the regulatory institutions have accumulated during the years in every segment of the financial system, in coordination with the macroeconomic and financial experience the Central Reserve Bank of El Salvador (Banco Central de Reserva de El Salvador) has, to bring stability and development to the financial system.

The Surveillance and Regulation Financial System is comprised of the Superintendency of the Financial System and Central Reserve Bank of El Salvador, which are obliged to supervise all members of the financial system and to approve the necessary regulation for the adequate application of this law.

The Surveillance and Regulation Financial System’s main objective is to maintain stability in the Salvadorian financial system, to guarantee efficiency, transparency, security and solidity within the system, and to all its members in compliance with this law, and applicable laws and regulations, all in accordance with best international practices.

The Superintendency of the Financial System is responsible for the surveillance of the individual and consolidated activities of all the members in the system, as well as, the persons, operations and entities that the law obliges it to regulate. Article 3 of the Decree establishes all the competences of the Superintendency, some which are detailed below: (i) to fulfill and enforce the laws, regulations and other legal provisions applicable to the entities subject to its surveillance and issue all the necessary instructions for compliance of the laws applicable to the system; (ii) authorize the establishment, function, operation, intervention, suspension, modification, revokation of authorizations and closure of all members of the system, in accordance with laws and regulations. In the event of closure, the Superintendency will coordinate the actions established by the law in coordination with the entities involved (iii) Risk preventive monitoring and management of the members within the system with an eye toward the prudential management of liquidity and solvency; (iv) to propitiate an efficient, transparent and organized financial system; (v) to require that all supervised entities and institutions be managed in accordance with the best international practices of risk management and corporate governance; and (vi) all other legal requirements.

Banking Law of El Salvador

The Legislature of the Republic of El Salvador establishes the banking law through Decree 697 of 1999, which regulates the financial intermediation and other operations performed by banks in El Salvador.

The banks are required to establish a reserve requirement, set by the Salvadorian Superintendency of Finance in accordance to the deposits and obligations of such bank.

According to the Salvadorian Superintendency of Finance’s regulations, the reserve requirements for Salvadorian banks as of December 31, 2011 are:

Ordinary Reserve Requirements %
Checking Accounts	25.0%
Saving Accounts	20.0%
Time Deposits	20.0%
Borrowings from foreign banks	5.0%
Long-term debt(1)	15.0%-20.0%

(1)	15% for long-term debt with maturity above one year and 20% for long-term debt with maturity less than one year.

An extraordinary reserve requirement of 3.0% over the total amount of deposits applicable to banks is in place as of December 31, 2011.

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

The following are the main subsidiaries of Bancolombia S.A.:

BANCOLOMBIA S.A.
Leasing Bancolombia S.A.
Leasing Perú S.A.
Renting Colombia S.A.
Arrendamiento Operativo CIB S.A.C.
Capital Investments SAFI S.A.
Fondo de Inversión Arrendamiento Operativo Renting Perú
Transportempo S.A.S.
Compañía de Financiamiento Tuya S.A.
Banca de Inversión Bancolombia S.A.
Todo 1 Colombia S.A.
Valores Simesa S.A.
Inversiones CFNS S.A.S.
CFNS Infraestructura S.A.S.
Vivayco S.A.S.
Inmobiliaria Bancol S.A.
Factoring Bancolombia S.A.
Fiduciaria Bancolombia S.A.
FiduPerú S.A. Fiduciaria
Valores Bancolombia S.A.
Valores Bancolombia Panamá S.A.
Suvalor Panamá Fondo de Inversión S.A.
Suvalor Renta Fija Internacional Corto Plazo S.A.
Suvalor Renta Fija Internacional Largo Plazo S.A.
Suvalor Renta Variable Colombia S.A.
Bancolombia Puerto Rico Internacional, Inc.
Bancolombia Panamá S.A.
Bancolombia Caymán S.A.
Banagrícola S.A.
Banagrícola Guatemala S.A.
Inversiones Financieras Banco Agrícola S.A.
Banco Agrícola S.A.
Arrendadora Financiera S.A. Arfinsa
Credibac S.A. de C.V.
Bursabac S.A. de C.V.
Aseguradora Suiza Salvadoreña S.A. Asesuisa
Asesuisa Vida S.A.
Suleasing Internacional USA, INC.
Sistemas de Inversiones y Negocios S.A. Sinesa

The following is a list of subsidiaries of Bancolombia S.A. as of December 31, 2011:

SUBSIDIARIES

Entity	Jurisdiction of Incorporation	Business	Shareholding directly and indirectly

Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing	100%
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment Banking	100%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100%
Compañía de Financiamiento Tuya S.A.	Colombia	Financial services	99.99%
Factoring Bancolombia S.A. Compañía de Financiamiento	Colombia	Financial services	100%
Renting Colombia S.A.	Colombia	Operating leasing	100%
Transportempo S.A.S.	Colombia	Transportation	100%
Valores Simesa S.A.	Colombia	Investments	67.54%
Inversiones CFNS S.A.S.	Colombia	Investments	100%
CFNS Infraestructura S.A.S.	Colombia	Investments	100%
Inmobiliaria Bancol S.A.	Colombia	Real estate broker	98.96%
Todo 1 Colombia S.A.	Colombia	E-commerce	90.08%
Vivayco S.A.S.	Colombia	Portfolio Purchase	75.00%
Bancolombia Panamá S.A.	Panama	Banking	100%
Valores Bancolombia Panamá S.A.	Panama	Securities brokerage	100%
Suvalor Panamá Fondo de Inversión S.A.	Panama	Holding	100%
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100%
Banagrícola S.A.	Panama	Investments	99.16%
Banco Agrícola S.A.	El Salvador	Banking	97.34%
Aseguradora Suiza Salvadoreña S.A. Asesuisa(1)	El Salvador	Insurance company	96.08%
Asesuisa Vida S.A.(1)	El Salvador	Insurance company	96.08%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.35%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.34%
Bursabac S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%
Arrendamiento Operativo CIB S.A.C.	Peru	Operating leasing	100%
Capital Investments SAFI S.A.	Peru	Trust	100%
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Peru	Car Rental	100%
Leasing Perú S.A.	Peru	Leasing	100%
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust	98.81%
Bancolombia Puerto Rico Internacional, Inc.	Puerto Rico	Banking	100%
Suleasing Internacional USA Inc.	USA	Leasing	100%
Bancolombia Cayman S.A.	Cayman Islands	Banking	100%
Banagrícola Guatemala S.A.	Guatemala	Outsourcing	98.97%

(1)	See Note 1 “Organization and Background”.

D.	PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2011, the Bank owned COP 2,983.58 billion in property, plant and equipment (including assets that are part of our operating leasing business). COP 913.80 billion corresponds to land and buildings, of which approximately 95% are used for administrative offices and branches in 63 municipalities in Colombia and 25 municipalities in El Salvador. COP 237.64 billion correspond to computer equipment, of which 16.10% relate to the central computer and servers of Bancolombia and the rest relate to personal computers, ATMs, telecommunications equipment and other equipment. In 2011, the Bank has completed two construction projects and adaptation: “Nodo de Comunicaciones” and “Sede Alterna 1 y 2”.

In addition to its own branches, the Bank occupies 605 rented offices.

The Bank does not have any liens on its property.

E.	SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Bank’s consolidated financial statements as well as Item 5. Operating and Financial Review and Prospects. This information has been prepared based on the Bank’s financial records, which are prepared in accordance with Colombian GAAP and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 31 to the Bank’s consolidated financial statements as of December 31, 2011 included in this Annual Report for a summary of the significant differences between Colombian GAAP and U.S. GAAP.

The consolidated selected statistical information for the year ended December 31, 2008, includes the selected statistical information of Bancolombia and its subsidiaries, without reflecting any pro-forma calculation of the effect of Banagrícola’s acquisition, while consolidated selected statistical information for the years ended December 31, 2009, December 31, 2010, and December 31, 2011 corresponds to the Bank and its Subsidiaries, including all additional subsidiaries acquired as a result of the Banagrícola acquisition.

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

Average balance sheet

The following tables show for the years ended December 31, 2011, 2010 and 2009, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities.

	Average Balance Sheet and Income from Interest-Earning Assets for the Fiscal Years Ended December 31,
	2011			2010			2009
	Average Balance	Interest Earned	Average Nominal Interest Rate	Average Balance	Interest Earned	Average Nominal Interest Rate	Average Balance	Interest Earned	Average Nominal Interest Rate
	(COP million, except percentages)
ASSETS
Interest-earning assets
Overnight funds
Peso-denominated	197,731	9,253	4.7%	907,453	32,472	3.6%	823,303	60,561	7.4%
U.S. Dollar-denominated	555,502	9,567	1.7%	478,224	9,526	2.0%	1,155,871	15,612	1.4%
Total	753,233	18,820	2.5%	1,385,677	41,998	3.0%	1,979,174	76,173	3.8%
Investment securities
Peso-denominated	7,292,601	638,401	8.8%	6,381,602	422,866	6.9%	5,461,175	647,324	11.9%
U.S. Dollar-denominated	2,170,386	(12,842)	(0.6%)	2,159,867	11,502	0.5%	2,210,185	81,234	3.7%
Total	9,462,987	625,559	6.6%	8,541,469	454,368	5.3%	7,671,360	728,558	9.5%
Loans and Financial Leases (1)
Peso-denominated	39,020,268	4,495,779	11.5%	32,808,038	3,763,049	11.5%	31,577,872	4,713,033	14.9%
U.S. Dollar-denominated	14,053,540	805,436	5.7%	10,361,466	701,225	6.8%	11,457,889	909,934	7.9%
Total	53,073,808	5,301,215	10.0%	43,169,504	4,464,274	10.3%	43,035,761	5,622,967	13.1%
Total interest-earning assets
Peso-denominated	46,510,600	5,143,433	11.1%	40,097,093	4,238,387	10.6%	37,862,350	5,420,918	14.3%
U.S. Dollar-denominated	16,779,428	802,161	4.8%	12,999,557	722,253	5.6%	14,823,945	1,006,780	6.8%
Total	63,290,028	5,945,594	9.4%	53,096,650	4,960,640	9.3%	52,686,295	6,427,698	12.2%

	Average Balance Sheet and Income from Interest-Earning Assets for the Fiscal Years Ended December 31,
	2011			2010			2009
	Average Balance	Interest Earned	Average Nominal Interest Rate	Average Balance	Interest Earned	Average Nominal Interest Rate	Average Balance	Interest Earned	Average Nominal Interest Rate
	(COP million, except percentages)
Total non-interest-earning assets
Peso-denominated	10,794,960			6,957,834			7,440,325
U.S. Dollar-denominated	1,674,836			3,300,597			2,502,976
Total	12,469,796			10,258,431			9,943,301

Total interest and non-interest-earning assets
Peso-denominated	57,305,560	5,143,433		47,054,927	4,238,387		45,302,675	5,420,918
U.S. Dollar-denominated	18,454,264	802,161		16,300,154	722,253		17,326,921	1,006,780
Total Assets (COP)	75,759,824	5,945,594		63,355,081	4,960,640		62,629,596	6,427,698

(1)	Includes performing loans only.

	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Fiscal Years Ended December 31,
	2011			2010			2009
	Average Balance	Interest Paid	Yield / Rate(1)	Average Balance	Interest Paid	Yield / Rate(1)	Average Balance	Interest Paid	Yield / Rate(1)
	(COP million, except percentages)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits
Peso-denominated	1,133,887	27,648	2.4%	852,041	24,357	2.9%	625,108	19,729	3.2%
U.S. Dollar-denominated	1,761,949	12,278	0.7%	1,679,362	14,501	0.9%	1,729,212	23,482	1.4%
Total	2,895,836	39,926	1.4%	2,531,403	38,858	1.5%	2,354,320	43,211	1.8%
Savings deposits
Peso-denominated	17,804,695	465,477	2.6%	14,046,068	307,106	2.2%	11,919,042	431,126	3.6%
U.S. Dollar-denominated	2,423,260	13,965	0.6%	2,122,407	14,556	0.7%	2,154,381	19,739	0.9%
Total	20,227,955	479,442	2.4%	16,168,475	321,662	2.0%	14,073,423	450,865	3.2%
Time deposits
Peso-denominated	11,069,415	547,775	4.9%	11,117,836	537,145	4.8%	13,080,400	1,099,678	8.4%
U.S. Dollar-denominated	5,720,138	142,682	2.5%	5,835,906	156,601	2.7%	7,402,123	276,889	3.7%
Total	16,789,553	690,457	4.1%	16,953,742	693,746	4.1%	20,482,523	1,376,567	6.7%
Overnight funds
Peso-denominated	2,055,858	82,757	4.0%	1,457,443	38,867	2.7%	1,213,463	74,492	6.1%
U.S. Dollar-denominated	171,464	2,503	1.5%	119,075	1,584	1.3%	493,706	19,607	4.0%
Total	2,227,322	85,260	3.8%	1,576,518	40,451	2.6%	1,707,169	94,099	5.5%
Borrowings from development and other domestic banks(2)
Peso-denominated	2,746,976	157,471	5.7%	2,521,533	133,673	5.3%	2,889,261	244,644	8.5%
U.S. Dollar-denominated	61,949	2,438	3.9%	127,093	5,359	4.2%	437,439	8,198	1.9%
Total	2,808,925	159,909	5.7%	2,648,626	139,032	5.2%	3,326,700	252,842	7.6%
Interbank borrowings(2) (3)
Peso-denominated	-	-	-	-	-		-	-	-
U.S. Dollar-denominated	2,949,935	45,840	1.6%	1,449,197	19,537	1.3%	1,270,413	47,650	3.8%
Total	2,949,935	45,840	1.6%	1,449,197	19,537	1.3%	1,270,413	47,650	3.8%
Long-term debt
Peso-denominated	3,849,149	298,847	7.8%	2,759,345	209,542	7.6%	2,413,103	256,721	10.6%
U.S. Dollar-denominated	4,175,142	242,325	5.8%	1,952,604	108,753	5.6%	1,636,497	103,461	6.3%
Total	8,024,291	541,172	6.7%	4,711,949	318,295	6.8%	4,049,600	360,182	8.9%
Total interest-bearing liabilities
Peso-denominated	38,659,980	1,579,975	4.1%	32,754,266	1,250,690	3.8%	32,140,377	2,126,390	6.6%
U.S. Dollar-denominated	17,263,837	462,031	2.7%	13,285,644	320,891	2.4%	15,123,771	499,026	3.3%
Total	55,923,817	2,042,006	3.7%	46,039,910	1,571,581	3.4%	47,264,148	2,625,416	5.6%
Total interest and non-interest bearing liabilities and stockholders’ equity

	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Fiscal Years Ended December 31,
	2011			2010			2009
	Average Balance	Interest Paid	Yield / Rate(1)	Average Balance	Interest Paid	Yield / Rate(1)	Average Balance	Interest Paid	Yield / Rate(1)
	(COP million, except percentages)

Peso-denominated	57,205,647	1,579,975		47,981,394	1,250,690		45,380,776	2,126,390
U.S. Dollar-denominated	18,554,177	462,031		15,373,687	320,891		17,248,820	499,026
Total Liabilities and Stockholders’ Equity (COP)	75,759,824	2,042,006		63,355,081	1,571,581		62,629,596	2,625,416

(1) See “Item 4. Information on the Company – E. Selected Statistical Information – E.1 Distribution of Assets, Liablilities and Stockholders’ Equity; Interest Rates and Interest Differential”.

(2) Includes both short-term and long-term borrowings.

(3) Includes borrowings from banks located outside Colombia.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, by currency of denomination, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010; and the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	2010-2011 Increase (Decrease) Due To Changes in:			2009-2010 Increase (Decrease) Due To Changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(COP million)
Interest-earning assets:
Overnight funds
Peso-denominated	(33,212)	9,993	(23,219)	3,011	(31,100)	(28,089)
U.S. Dollar-denominated	1,331	(1,290)	41	(13,498)	7,412	(6,086)
Total	(31,881)	8,703	(23,178)	(10,487)	(23,688)	(34,175)
Investment securities
Peso-denominated	79,750	115,785	195,535	63,875	(268,333)	(204,458)
U.S. Dollar-denominated	(62)	(24,282)	(24,344)	(268)	(69,464)	(69,732)
Total	79,688	91,503	171,191	63,607	(337,797)	(274,190)
Loans and financial leases
Peso-denominated	715,751	16,979	732,730	141,099	(1,091,083)	(949,984)
U.S. Dollar-denominated	211,600	(107,389)	104,211	(74,202)	(134,507)	(208,709)
Total	927,351	(90,410)	836,941	66,897	(1,225,590)	(1,158,693)
Total interest-earning assets
Peso-denominated	762,289	142,757	905,046	207,985	(1,390,516)	(1,182,531)
U.S. Dollar-denominated	212,869	(132,961)	79,908	(87,968)	(196,559)	(284,527)
Total	975,158	9,796	984,954	120,017	(1,587,075)	(1,467,058)

Interest-bearing liabilities:
Checking deposits
Peso-denominated	12,406	(4,487)	7,919	6,487	(1,859)	4,628
U.S. Dollar-denominated	228	(11,432)	(11,204)	(430)	(8,551)	(8,981)
Total	12,634	(15,919)	(3,285)	6,057	(10,410)	(4,353)
Savings deposits
Peso-denominated	153,872	(119,521)	34,351	46,506	(170,526)	(124,020)
U.S. Dollar-denominated	1,550	(7,324)	(5,774)	(219)	(4,964)	(5,183)
Total	155,422	(126,845)	28,577	46,287	(175,490)	(129,203)
Time deposits
Peso-denominated	(99,515)	(452,388)	(551,903)	(94,819)	(467,714)	(562,533)
U.S. Dollar-denominated	(41,955)	(92,252)	(134,207)	(42,028)	(78,260)	(120,288)
Total	(141,470)	(544,640)	(686,110)	(136,847)	(545,974)	(682,821)

	2010-2011 Increase (Decrease) Due To Changes in:			2009-2010 Increase (Decrease) Due To Changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(COP million)
Overnight funds
Peso-denominated	33,910	(25,645)	8,265	6,506	(42,131)	(35,625)
U.S. Dollar-denominated	(4,704)	(12,400)	(17,104)	(4,984)	(13,039)	(18,023)
Total	29,206	(38,045)	(8,839)	1,522	(55,170)	(53,648)
Borrowings from development and other domestic banks
Peso-denominated	(8,157)	(79,016)	(87,173)	(19,494)	(91,477)	(110,971)
U.S. Dollar-denominated	(14,777)	9,017	(5,760)	(13,086)	10,247	(2,839)
Total	(22,934)	(69,999)	(92,933)	(32,580)	(81,230)	(113,810)
Interbank borrowings
Peso-denominated	-	-	-	-	-	-
U.S. Dollar-denominated	26,099	(27,909)	(1,810)	2,410	(30,523)	(28,113)
Total	26,099	(27,909)	(1,810)	2,410	(30,523)	(28,113)
Long-term debt
Peso-denominated	111,494	(69,368)	42,126	26,293	(73,472)	(47,179)
U.S. Dollar-denominated	147,343	(8,479)	138,864	17,606	(12,314)	5,292
Total	258,837	(77,847)	180,990	43,899	(85,786)	(41,887)
Total interest-bearing liabilities
Peso-denominated	204,010	(750,425)	(546,415)	(28,521)	(847,179)	(875,700)
U.S. Dollar-denominated	113,784	(150,779)	(36,995)	(40,731)	(137,404)	(178,135)
Total (COP)	317,794	(901,204)	(583,410)	(69,252)	(984,583)	(1,053,835)

INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2011, 2010 and 2009, respectively.

	Interest-Earning Assets Yield For the Fiscal Year Ended December 31,
	2011	2010	2009
	(COP million, except percentages)
Total average interest-earning assets
Peso-denominated	46,510,600	40,097,093	37,862,350
U.S. Dollar-denominated	16,779,428	12,999,557	14,823,945
Total	63,290,028	53,096,650	52,686,295
Net interest earned(1)
Peso-denominated	3,563,458	2,987,697	3,294,528
U.S. Dollar-denominated	340,130	401,362	507,754
Total	3,903,588	3,389,059	3,802,282
Average yield on interest-earning assets
Peso-denominated	11.1%	10.6%	14.3%
U.S. Dollar-denominated	4.8%	5.6%	6.8%
Total	9.4%	9.3%	12.2%
Net interest margin(2)
Peso-denominated	7.7%	7.5%	8.7%
U.S. Dollar-denominated	2.0%	3.1%	3.4%
Total	6.2%	6.4%	7.2%
Interest spread(3)
Peso-denominated	7.0%	6.8%	7.7%
U.S. Dollar-denominated	2.1%	3.1%	3.5%
Total	5.7%	5.9%	6.6%

(1)	Net interest earned is interest income less interest accrued and includes interest earned on investments.
(2)	Net interest margin is net interest income divided by total average interest-earning assets.
(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2.	INVESTMENT PORTFOLIO

The Bank acquires and holds investment securities, including fixed income debt and equity securities, for liquidity and other strategic purposes, or when it is required by law.

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

As of December 31, 2011, Bancolombia’s investment portfolio had a value of COP 9,184 billion.

In accordance with Chapter 1 of Circular 100 of 1995 issued by the Superintendency of Finance, investments in debt securities are fully reviewed for impairment in June and December and partially reviewed for impairment every three months; in each case taking into account the related solvency risk, market exposure, currency exchange and country risk. Investments in securities rated by external agencies recognized by the Superintendency of Finance cannot be recorded on the balance sheet of the Bank for an amount higher than a certain percentage of the face value (as shown in the table below), net of the amortizations recorded as of the valuation date.

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

The following table sets forth the book value of the Bank’s investments in Colombian government and foreign governments and corporate securities and certain other financial investments as of the dates indicated:

	As of December 31,
	2011(1)(2)		2010(1)(2)		2009(1)(2)
	(COP million )
Foreign currency-denominated
Securities issued or secured by the Colombian government	COP	200,600	COP	111,482	COP	206,806
Securities issued or secured by the El Salvador Central Bank		685,853		751,689		811,012
Securities issued or secured by government entities(3)		72,275		91,798		117,818
Securities issued or secured by other financial entities		321,765		262,361		93,371
Securities issued by foreign governments		484,272		522,599		717,640
Others(4)		212,259		184,800		171,925
Subtotal		1,977,024		1,924,729		2,118,572

Peso-denominated
Securities issued or secured by the Colombian government		3,405,746		2,157,162		3,183,274
Securities issued or secured by government entities		1,191,753		1,011,385		854,620
Securities issued or secured by financial entities		2,534,782		2,969,900		2,143,165
Others(4)		75,051		117,909		82,313
Subtotal		7,207,332		6,256,356		6,263,372
Total	COP	9,184,356	COP	8,181,085	COP	8,381,944

(1)	Includes debt securities only. Net investments in equity securities were COP 773,835 million, COP 494,678 million and COP 532,969 million for 2011, 2010 and 2009.

(2)	These amounts are net of allowances for decline in value which were COP 16,854 million for 2011, COP 45,726 million for 2010 and COP 54,300 million for 2009.
(3)	This amount includes investments in fiduciary certificates of participation. These certificates were issued for the Environmental Trust for the conservation of the Coffee Forest (Fideicomiso Ambiental para la Conservación del Bosque Cafetero “FICAFE”). This trust was formed with the transfer of the coffee sector’s loan portfolio by a number of banks in El Salvador, including Banco Agrícola. The purpose of this transaction was to carry out the restructuring of those loans, promoted by the government of El Salvador. The Bank has recognized an allowance related to probable losses inherent in the FICAFE investment in an amount of COP 41,926 and COP 49,320 at December 31, 2011 and 2010, respectively.
(4)	Includes debt securities in corporate bonds.

As of December 31, 2011, 2010 and 2009 Bancolombia held securities issued by foreign governments in the following amounts:

As of December 31,	Issuer	Investment Amount–Book Value (in millions of pesos)(1)		Investment Amount–Book Value (thousands of U.S. dollars)(1) (2)

2011	Republic of El Salvador	COP	310,088	USD	159,617
	U.S. Treasury	COP	113,335	USD	58,339
	Republic of Brazil	COP	46,063	USD	23,711
	Republic of Panama	COP	11,193	USD	5,761
	Republic of Peru	COP	10,406	USD	5,357
	Republic of Chile	COP	171	USD	88
2010	Republic of El Salvador	COP	335,402	USD	175,238
	U.S. Treasury	COP	99,567	USD	52,021
	Republic of Brazil	COP	68,294	USD	35,682
	Republic of Panama	COP	43,446	USD	22,699
	Republic of Peru	COP	10,720	USD	5,601
	Republic of Chile	COP	153	USD	80
2009	Republic of El Salvador	COP	357,939	USD	175,097
	U.S. Treasury	COP	137,798	USD	67,408
	Republic of Brazil	COP	172,676	USD	84,470
	Republic of Panama	COP	74,818	USD	36,599
	Republic of Peru	COP	6,804	USD	3,329

(1)	These amonunts are not net of allowances for decline in value which were COP 6,983 million (USD 3,6 million) for 2011, COP 34,983 million (USD 18 million) for 2010 and COP 32,395 million (USD 15,8 million) for 2009.

(2)	These amounts have been translated at the rate of COP 1,942.70 per USD 1.00 at December 2011, COP 1,913.98 per USD 1.00 at December 2010 and COP 2,044.23 per USD 1.00 at December 2009, which corresponds to the Representative Market Rate, calculated on December 31, the last business day of the year.

As of December 31, 2011, the Bank’s peso-denominated debt securities portfolio amounted to COP 7,207 billion, reflecting a 15% increase compared to the level at December 31, 2010. The increase resulted mainly from an increase in holdings of securities issued by the Colombian government. Peso-denominated debt securities issued by the Colombian government represented 47% of the Bank’s peso-denominated debt securities portfolio in 2011.

On the other hand, as of December 31, 2011, Bancolombia’s held securities issued by foreign governments amounted to COP 484 billion (net of allowances for decline in value), decreasing 12% compared to the end of 2010. This variation is primarily explained by a reduction in the Bank’s position in Panama and Brazilian sovereign bonds.

INVESTMENT SECURITIES PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s investment securities as of December 31, 2011:

	As of December 31, 2011
	Maturing in less than 1 year		Maturing between 1 and 5 years		Maturing between 5 and 10 years		Maturing in more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
(COP million, except yields)
Securities issued or secured by:
Foreign currency-denominated:
Colombian government	143,022	1.31%	44,692	4.17%	12,190	3.48%	698	6.11%	200,602	2.10%
El Salvador Central Bank	608,124	0.24%	77,729	2.55%	-	-	-	-	685,853	0.50%
Other government entities	-	-	8,144	3.11%	17,413	3.76%	46,718	3.99%	72,275	3.83%
Other financial entities	69,153	2.57%	143,389	4.13%	107,203	5.31%	2,019	6.99%	321,764	4.20%
Foreign governments	332,086	1.95%	37,582	1.13%	77,138	4.66%	37,466	6.51%	484,272	2.67%
Others	12,432	1.88%	101,172	7.19%	98,654	5.71%	-	-	212,258	6.19%
Subtotal	1,164,817	1.02%	412,708	4.29%	312,598	5.12%	86,901	5.16%	1,977,024	2.53%

Securities issued or secured by:
Peso-denominated
Colombian government	626,148	5.06%	2,034,837	6.10%	56,985	7.69%	86,469	7.63%	2,804,439	5.95%
Government entities	1,186,643	1.06%	5,110	6.45%	-	-	-	-	1,191,753	1.09%
Other financial entities	98,390	5.66%	440,456	6.66%	699,253	6.10%	887,491	11.66%	2,125,590	8.52%
Others	7,370	5.99%	40,497	7.90%	27,184	7.94%	-	-	75,051	7.73%
Subtotal	1,918,551	2.62%	2,520,900	6.23%	783,422	6.28%	973,960	11.30%	6,196,833	5.91%
Securities issued or secured by:
UVR-denominated
Colombian Government	113,428	0.16%	472,410	0.80%	3,410	2.94%	12,059	3.50%	601,307	0.74%
Other financial entities	-	-	24,420	4.35%	291,944	3.96%	92,828	8.19%	409,192	4.94%
Subtotal	113,428	0.16%	496,830	0.97%	295,354	3.95%	104,887	7.65%	1,010,499	2.44%
Total (COP)	3,196,796		3,430,438		1,391,374		1,165,748		9,184,356

(1)	Amounts are net of allowances for decline in value which amounted to COP 16,854 million in 2011.
(2)	Yield was calculated using the internal return rate (IRR) as of December 31, 2011.

As of December 31, 2011, the Bank had the following investments in securities of issuers that exceeded 10% of the Bank’s stockholders’ equity:

	Issuer	Amortized Cost		Fair value
	(COP million)
Securities issued or secured by:
Colombian government	Ministry of Finance	COP	3,601,992	COP	3,581,214
Other financial entities	Titularizadora Colombiana		1,950,391		1,933,209
Government entities	FINAGRO		1,183,497		1,165,694
Total		COP	6,735,880	COP	6,680,117

E.3.	LOAN PORTFOLIO

Types of loans

The following table shows the Bank’s loan portfolio classified into corporate, retail (including small and medium enterprise loans), financial leases and mortgage loans:

	As of December 31,
	2011	2010	2009	2008	2007
	(COP million)

Domestic
Corporate
Trade financing	2,338,728	1,704,673	623,084	640,033	845,810
Loans funded by development banks	252,891	300,459	485,754	970,456	842,957
Working capital loans	22,234,866	18,360,582	15,003,979	15,524,940	13,320,319
Credit cards	30,552	31,297	26,947	33,039	36,613
Overdrafts	66,454	38,563	45,072	55,796	50,536
Total corporate	24,923,491	20,435,574	16,184,836	17,224,264	15,096,235

Retail(1)
Credit cards	3,161,273	2,477,808	2,198,127	2,317,178	1,855,999
Personal loans	4,222,015	2,890,095	2,060,776	2,369,852	2,305,390
Vehicle loans	1,991,909	1,332,175	1,218,299	1,314,685	1,305,685
Overdrafts	168,865	156,244	168,760	208,123	195,063
Loans funded by development banks	676,985	667,299	792,437	887,978	713,007
Trade financing	69,210	27,547	48,955	98,344	93,037
Working capital loans	6,330,371	4,702,240	4,346,213	4,125,358	3,715,945
Total retail	16,620,628	12,253,408	10,833,567	11,321,518	10,184,126
Financial Leases	6,977,454	5,737,473	5,390,937	5,406,712	4,698,702
Mortgage	4,017,855	2,516,376	2,556,810	2,313,864	1,930,742
Total loans and leases	52,539,428	40,942,831	34,966,150	36,266,358	31,909,805
Allowance for loan losses	(2,455,141)	(2,160,119)	(2,115,161)	(1,810,577)	(1,251,561)
Total loans, net (COP)	50,084,287	38,782,712	32,850,989	34,455,781	30,658,244

Foreign
Corporate
Trade financing	1,889,668	1,192,349	551,211	1,128,931	313,736
Loans funded by development banks	11,104	18,874	41,969	52,308	39,758
Working capital loans	4,001,695	3,644,287	3,509,893	3,807,352	2,779,180
Credit cards	16,817	6,712	8,462	9,327	6,546
Overdrafts	29,380	5,190	5,530	7,712	8,610
Total corporate	5,948,664	4,867,412	4,117,065	5,005,630	3,147,830

Retail(1)
Credit cards	168,061	156,895	190,932	201,813	164,612
Personal loans	1,597,624	1,649,853	1,713,992	1,917,663	1,473,168
Vehicle loans	1,905	2,705	3,718	5,724	6,711
Overdrafts	18,248	18,449	19,853	21,089	22,943
Loans funded by development banks	16,718	12,143	9,410	8,304	6,204
Trade financing	17,585	7,516	4,343	25,482	4,941
Working capital loans	63,025	20,705	24,833	13,015	13,399
Total retail	1,883,166	1,868,266	1,967,081	2,193,090	1,691,978
Financial Leases	194,357	96,076	79,064	100,030	125
Mortgage	822,813	826,505	912,614	1,077,462	952,886
Total loans and leases	8,849,000	7,658,259	7,075,824	8,376,212	5,792,819
Allowance for loan losses	(357,441)	(349,094)	(316,506)	(323,783)	(205,590)
Total loans, net (COP)	8,491,559	7,309,165	6,759,318	8,052,429	5,587,229
Total Foreign and Domestic Loans (COP)	58,575,846	46,091,877	39,610,307	42,508,210	36,245,473

(1) Includes loans to high-income individuals and small companies.

The Bank classifies its loan portfolio into the following categories: (i) corporate loans (ii) retail and small and medium enterprises loans; (iii) financial leases; and (iv) mortgage loans.

As of December 31, 2011, the Bank’s total loan portfolio amounted to COP 61,388 billion, up 26% as compared to COP 48,601 billion in 2010, and 46% higher than the COP 42,042 billion at the end of 2009. Loan volume performance during 2011, is primarily explained by the significantly increased economic activity in Colombia, which led individuals and corporations to demand more credit. For further discussion of some of these trends please see “Item 5. Operating and Financial Review and Prospects – D. Trend information”.

As of December 31, 2011, corporate loans amounted to COP 30,872 billion, or 50% of loans, and increased 22% from COP 25,303 at the end of 2010.

Retail and SMEs (Small and Medium Sized Enterprises) loans totaled COP 18,504 billion, or 30% of total loans, of which COP 9,149 billion were consumer loans (15% of total loans). Retail and SMEs loans increased 31% over the year.

Financial leases totaled COP 7,172 billion as of the end of 2011, up 23% from COP 5,834 billion at the end of 2010.

Mortgage lending activity was dynamic during 2011, driven mainly by the Colombian government’s housing subsidy program that was implemented in April 2009 as well as by lower long-term interest rates in Colombia. Taking into account securitized loans, mortgage loans increased 18% over the year. At the end of 2011, Bancolombia had COP 2,741 billion in securitized mortgages, compared to COP 3.104 billion at the end of 2010.

Borrowing Relationships

As of December 31, 2011, the aggregate outstanding principal amount of the Bank’s 25 largest borrowing relationships, on a consolidated basis, represented approximately 14.93% of the loan portfolio, and no single borrowing relationship represented more than 1.76% of the loan book. Also, 100% of those loans were corporate loans and 100% of these relationships were classified as “A”.

Maturity and Interest Rate Sensitivity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2011:

	Due in one year or less	Due from one to five years	Due after five years	Total
	(COP million)
Domestic loans and financial leases:
Corporate
Trade financing	2,001,347	209,514	127,867	2,338,728
Loans funded by development banks	49,181	91,585	112,125	252,891
Working capital loans	7,339,229	8,457,031	6,438,606	22,234,866
Credit cards	4,686	24,175	1,691	30,552
Overdrafts	66,454	-	-	66,454
Total corporate	9,460,897	8,782,305	6,680,289	24,923,491

Retail
Credit cards	820,415	2,242,738	98,120	3,161,273
Personal loans	322,163	3,821,977	77,875	4,222,015
Vehicle loans	85,105	1,219,715	687,089	1,991,909
Overdrafts	168,865	-	-	168,865
Loans funded by development banks	58,441	472,589	145,955	676,985
Trade financing	68,162	1,048	-	69,210
Working capital loans	1,694,842	3,964,160	671,369	6,330,371
Total retail	3,217,993	11,722,227	1,680,408	16,620,628
Financial leases	327,615	3,740,348	2,909,491	6,977,454
Mortgage	62,052	169,884	3,785,919	4,017,855
Total domestic loans and financial leases	13,068,557	24,414,764	15,056,107	52,539,428

Foreign loans and financial leases:
Corporate
Trade financing	542,641	245,510	1,101,517	1,889,668
Loans funded by development banks	29	2,083	8,992	11,104
Working capital loans	1,079,273	1,574,443	1,347,979	4,001,695
Credit cards	29	16,788	-	16,817
Overdrafts	28,177	1,203	-	29,380
Total corporate	1,650,149	1,840,027	2,458,488	5,948,664

Retail
Credit cards	401	167,569	91	168,061
Personal loans	58,048	510,286	1,029,290	1,597,624
Vehicle loans	95	1,611	199	1,905
Overdrafts	18,248	-	-	18,248
Loans funded by development banks	80	3,004	13,634	16,718
Trade financing	2,464	5,843	9,278	17,585
Working capital loans	14,140	34,537	14,348	63,025
Total retail	93,476	722,850	1,066,840	1,883,166
Financial leases	36,600	124,606	33,151	194,357
Mortgage	1,954	39,456	781,403	822,813
Foreign loans and financial leases	1,782,179	2,726,939	4,339,882	8,849,000
Total loans (COP million)	14,850,736	27,141,703	19,395,989	61,388,428

The following table shows the interest rate sensitivity of the Bank’s loan portfolio due after one year and within one year or less as of December 31, 2011:

	As of December 31, 2011
	(COP million)

Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	COP	32,081,926
Foreign-denominated		5,342,843
Total		37,424,769
Fixed Rate
Domestic-denominated		7,388,945
Foreign-denominated		1,723,978
Total		9,112,923
Loans with terms of less than 1 year:
Domestic-denominated		13,068,557
Foreign-denominated		1,782,179
Total		14,850,736
Total loans	COP	61,388,428

Loans by Economic Activity

The following table summarizes the Bank’s loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

	As of December 31,
	2011	%	2010	%	2009	%	2008	%	2007	%
	(COP million, except percentages)
Domestic
Agricultural	2,102,923	4.0%	1,810,415	4.4%	1,625,790	4.6%	1,691,697	4.7%	1,453,047	4.6%
Mining products and oil	1,583,513	3.0%	1,863,052	4.6%	1,193,712	3.4%	521,249	1.4%	496,296	1.6%
Food, beverage and
Tobacco	1,710,015	3.3%	2,922,405	7.1%	2,243,064	6.4%	2,264,246	6.2%	1,799,891	5.6%
Chemical production	2,464,222	4.7%	2,727,045	6.7%	1,310,495	3.7%	1,790,731	4.9%	1,145,943	3.6%
Other industrial and
Manufacturing products	3,993,961	7.6%	3,124,519	7.6%	3,396,188	9.7%	4,132,049	11.4%	5,032,310	15.8%
Government	1,223,563	2.3%	1,310,226	3.2%	1,234,824	3.5%	659,800	1.8%	772,539	2.4%
Construction	6,199,270	11.8%	4,092,951	10.0%	3,520,673	10.2%	3,422,564	9.4%	2,325,378	7.2%

Trade and tourism	8,439,099	16.1%	5,614,774	13.7%	5,471,749	15.7%	6,216,359	17.2%	3,919,082	12.3%
Transportation and
Communications	3,432,027	6.5%	2,803,387	6.9%	2,544,050	7.3%	2,426,608	6.7%	2,262,124	7.1%
Public services	2,028,122	3.9%	2,220,108	5.4%	1,659,742	4.7%	836,298	2.3%	1,266,250	4.0%
Consumer services	13,613,317	25.9%	9,353,171	22.8%	7,916,772	22.7%	8,709,958	24.1%	8,070,250	25.2%
Commercial services	5,749,396	10.9%	3,100,778	7.6%	2,849,091	8.1%	3,594,799	9.9%	3,366,695	10.6%
Total loans domestic (COP)	52,539,428	100%	40,942,831	100%	34,966,150	100%	36,266,358	100%	31,909,805	100%
Foreign
Agricultural	272,334	3.0%	327,430	4.3%	301,866	4.3%	248,631	3.0%	242,404	4.2%
Mining products and oil	265,689	3.0%	133,052	1.7%	176,042	2.5%	189,743	2.3%	215,540	3.7%
Food, beverage and
Tobacco	150,692	1.7%	138,252	1.8%	118,092	1.7%	232,410	2.8%	200,439	3.5%
Chemical production	24,197	0.3%	12,850	0.2%	51,173	0.7%	95,552	1.1%	67,425	1.2%
Other industrial and Manufacturing products	2,147,936	24.3%	1,836,483	24.0%	1,586,708	22.4%	2,426,601	29.0%	526,061	9.1%
Government	92	0.0%	4	0.0%	-	-	-	-	-	-
Construction	1,281,568	14.5%	1,231,658	16.1%	1,375,521	19.4%	442,021	5.2%	354,903	6.0%
Trade and tourism	595,938	6.7%	594,213	7.8%	613,928	8.7%	751,364	9.0%	794,335	13.7%
Transportation and
Communications	136,281	1.5%	149,698	2.0%	291,613	4.1%	117,356	1.4%	78,014	1.4%
Public services	402,896	4.6%	514,250	6.7%	256,307	3.6%	275,812	3.3%	248,345	4.3%
Consumer services	1,839,468	20.8%	1,946,188	25.4%	1,971,723	27.9%	3,202,212	38.2%	2,494,456	43.0%
Commercial services	1,731,909	19.6%	774,181	10.0%	332,851	4.7%	394,510	4.7%	570,897	9.9%
Total loans foreign (COP)	8,849,000	100%	7,658,259	100%	7,075,824	100%	8,376,212	100%	5,792,819	100%
Total Foreign and Domestic Loans (COP)	61,388,428	100%	48,601,090	100%	42,041,974	100%	44,642,570	100%	37,702,624	100%

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

Small Business Loans: These are issued for the purpose of encouraging the activities of small business and are subject to the following requirements: (i) the maximum amount to be lent is equal to twenty-five (25) SMMLV and at any time the balance of any single borrower may not exceed such amount (as stipulated in Article 39 of Law 590 of 2000) and the main source of payment for the corresponding obligation shall be the revenues obtained from activities of the borrower’s micro business. The balance of indebtedness on the part of the borrower may not exceed 120 SMMLV, as applicable, at the moment the credit is approved.

Commercial Loans: Commercial loans are loans and financial leases that are granted to individuals or companies in order to carry out organized economic activities; and not classified as small business loans.

The following table shows the Bank’s loan portfolio categorized in accordance with the regulations of the Superintendency of Finance in effect for the relevant periods:

	Loan Portfolio by Type of Loan As of December 31,
	2011	2010	2009	2008	2007
	(COP million)
Commercial Loans	38,212,997	30,992,403	26,011,915	28,068,731	23,397,058
Consumer Loans	10,846,046	8,177,175	6,888,615	7,532,649	6,593,211
Small Business Loans	316,906	255,082	202,019	143,122	129,900
Financial Leases	7,171,811	5,833,549	5,470,001	5,506,742	4,698,827
Mortgage	4,840,668	3,342,881	3,469,424	3,391,326	2,883,628
Total Loans and Financial Leases	61,388,428	48,601,090	42,041,974	44,642,570	37,702,624
Allowance for Loans and Financial Lease Losses	2,812,582	2,509,213	2,431,667	2,134,360	1,457,151
Total Loans and Financial Leases, Net (COP)	58,575,846	46,091,877	39,610,307	42,508,210	36,245,473

Risk categories

The Superintendency of Finance provides the following minimum risk classifications, according to the financial situation of the debtor or the past-due days of the obligation:

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

	As of December 31,
	2011	%	2010	%	2009	%	2008	%	2007	%
	(COP million, except percentages)
“A” Normal	57,095,160	93.0%	44,914,187	92.4%	38,180,628	90.8%	40,650,096	91.0%	35,397,503	93.9%
“B” Subnormal	1,946,067	3.2%	1,588,798	3.3%	1,711,661	4.1%	2,216,832	5.0%	1,135,022	3.0%
“C” Deficient	913,893	1.4%	606,901	1.2%	703,053	1.7%	576,557	1.3%	300,085	0.8%
“D” Doubtful Recover	848,682	1.4%	1,014,289	2.1%	1,105,442	2.6%	871,892	2.0%	604,034	1.6%
“E” Unrecoverable	584,626	1.0%	476,915	1.0%	341,190	0.8%	327,193	0.7%	265,980	0.7%

	As of December 31,
	2011	%	2010	%	2009	%	2008	%	2007	%
	(COP million, except percentages)
Total loans and financial leases	61,388,428	100%	48,601,090	100%	42,041,974	100%	44,642,570	100%	37,702,624	100%
Loans classified as “C”, “D” and “E” as a percentage of total loans	3.8%		4.3%		5.1%		4.0%		3.1%

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

However, the Bank adopts a stricter policy for every credit category, except for mortgages, under which loans are placed in non-accrual status once those loans are 30 days or more overdue. Under this policy, once the accumulation of interest is suspended, the Bank records an allowance equal to the interest that had accrued up to that point. Mortgage loans, on the other hand, are placed in non-accrual status once they are 60 days past-due, at which time an allowance is made for 100% of the interest accrued up to that point.

Amounts due on loans that become past-due and that at some point have stopped accruing interest, UVR, lease payments or other items of income will be recorded in memorandum accounts until such amounts are actually collected.

The following table sets forth the breakdown of the non-performing past-due loans by type of loan in accordance with the criteria of the Superintendency of Finance for domestic and for foreign loans at the end of each period:

	As of December 31,
	2011	%	2010	%	2009	%	2008	%	2007	%
	(COP million, except percentages)
Performing past-due loans:(1)
Consumer loans(2)	107,790	26.3%	117,787	25.2%	141,813	23.7%	150,762	22.4%	131,824	30.1%
Commercial loans(3)	152,297	37.1%	197,895	42.4%	254,923	42.5%	323,185	48.0%	164,163	37.4%
Mortgage loans(4)	110,474	26.9%	107,639	23.0%	115,611	19.3%	100,785	15.0%	81,523	18.6%
Financial leases(5)	39,591	9.7%	43,819	9.4%	87,202	14.5%	98,644	14.6%	61,055	13.9%
Total perf. PDLs	410,152	100%	467,140	100%	599,549	100%	673,376	100%	438,565	100%

Non-performing PDLs:
Consumer loans(6)	245,077	26.4%	180,668	19.5%	231,790	22.6%	296,153	31.2%	234,659	35.2%
Small business loans(7)	27,319	2.9%	22,193	2.4%	17,250	1.7%	17,600	1.9%	14,630	2.2%
Commercial loans(8)	365,910	39.3%	450,161	48.5%	488,248	47.5%	387,571	40.7%	233,883	35.1%
Mortgage loans(9)	206,730	22.3%	195,631	21.1%	197,323	19.2%	184,597	19.4%	124,251	18.6%
Financial leases(10)	85,504	9.1%	80,106	8.5%	93,101	9.0%	64,708	6.8%	58,945	8.9%
Total non-perf. PDLs	930,540	100%	928,759	100%	1,027,712	100%	950,629	100%	666,368	100%

Total PDLs (COP)	1,340,692		1,395,899		1,627,261		1,624,005		1,104,933

Total non-perf. PDLs	930,540		928,759		1,027,712		950,629		666,368
Foreclosed assets	231,066		257,603		250,976		204,480		234,116
Other accounts receivable (overdue > 180 days)	20,645		19,190		33,800		34,486		38,182
Total non performing assets (COP)	1,182,251		1,205,552		1,312,488		1,189,595		938,666
Allowance for loan losses	(2,812,582)		(2,509,213)		(2,431,667)		(2,134,360)		(1,457,151)
Allowance for estimated losses on foreclosed assets	(177,872)		(187,326)		(170,308)		(179,827)		(201,822)
Allowance for accounts receivable and accrued interest losses	(105,521)		(111,848)		(124,916)		(114,009)		(69,956)

PDLs/ Total loans		2.2%		2.9%		3.9%		3.6%		2.9%
Allowance for loan losses/ PDLs		209.8%		179.8%		149.4%		131.4%		131.9%
Allowance for loan losses/ Loans classified as “C”, “D” and “E”		119.8%		119.6%		113.1%		120.2%		124.5%
Perf. Loans/Total loans		98.5%		98.1%		97.6%		97.9%		98.2%

(1)	Performing past-due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated.

(2) Past-due from 31 to 60 days.

(3) Past-due from 31 to 90 days.

(4) Past-due from 31 to 60 days.

(5) The Consumer financial leases are due from 31 to 60 days and the commercial financial leases are due from 31 to 90 days.

(6) Past-due more than 60 days.

(7) Past-due more than 30 days.

(8) Past-due more than 90 days.

(9) Past-due more than 60 days.

(10) The Consumer financial leases are more than 60 days and the commercial financial leases are more than 90 days.

The following table sets forth the breakdown of the non-performing past-due loans by type of loan in accordance with the criteria of the Superintendency of Finance for domestic and for foreign loans at the end of each period:

	As of December 31,
Non-performing past-due loans:	2011		2010		2009		2008		2007
Consumer loans(1)
Domestic	COP	199,276	COP	124,149	COP	169,357	COP	243,487	COP	204,739
Foreign		45,801		56,519		62,433		52,666		29,920
Total Consumer Loans		245,077		180,668		231,790		296,153		234,659
Small Business loans (2)
Domestic		22,866		20,602		15,025		15,583		12,888
Foreign		4,453		1,591		2,225		2,017		1,742
Total Small Business Loans		27,319		22,193		17,250		17,600		14,630
Commercial loans(3)
Domestic		312,950		378,380		430,695		336,958		192,457
Foreign		52,960		71,781		57,553		50,613		41,426
Total Commercial Loans		365,910		450,161		488,248		387,571		233,883
Mortgage loans(4)
Domestic		164,808		151,975		159,697		161,284		105,516
Foreign		41,922		43,656		37,626		23,313		18,735
Total Mortgage Loans		206,730		195,631		197,323		184,597		124,251
Financial leases(5)
Domestic		85,504		80,106		93,100		63,160		58,902
Foreign		-		-		1		1,548		43

	As of December 31,
Non-performing past-due loans:	2011		2010		2009		2008		2007
Total Financial leases		85,504		80,106		93,101		64,708		58,945
Total non-perf. PDLs (domestic)		785,404		755,212		867,874		820,472		574,502
Total non-perf. PDLs (foreign)		145,136		173,547		159,838		130,157		91,866
Total non-perf. PDLs	COP	930,540	COP	928,759	COP	1,027,712	COP	950,629	COP	666,368

(1) Past-due more than 60 days.

(2) Past-due more than 30 days.

(3) Past-due more than 90 days.

(4) Past-due more than 60 days.

(5) Past-due financial leases includes consumer financial leases that are more than 60 days past-due and commercial financial leases that are more than 90 days past-due.

The following table illustrates Bancolombia’s past-due loan portfolio by type of loan:

	As of December 31,
	2011	%	2010	%	2009	%	2008	%	2007	%
	(COP million, except percentages)
Domestic
Corporate
Trade financing	1,140	0.1%	1,685	0.2%	3,945	0.3%	2,472	0.2%	9,073	1.0%
Loans funded by development banks	20,270	1.8%	22,497	1.9%	13,933	1.0%	22,125	1.6%	6,710	0.7%
Working capital loans	110,121	9.6%	189,833	16.4%	154,071	11.2%	150,795	11.1%	101,613	10.8%
Credit cards	417	0.0%	351	0.0%	376	0.0%	456	0.0%	377	0.0%
Overdrafts	1,125	0.1%	1,975	0.2%	2,781	0.2%	3,032	0.2%	1,835	0.2%
Total corporate	133,073	11.6%	216,341	18.7%	175,106	12.7%	178,880	13.1%	119,608	12.7%

Retail
Credit cards	151,078	13.2%	137,649	11.9%	163,924	11.9%	172,409	12.7%	144,621	15.3%
Personal loans	95,678	8.3%	62,392	5.4%	86,358	6.3%	144,336	10.6%	128,954	13.7%
Vehicle loans	72,954	6.4%	68,194	5.9%	117,601	8.6%	142,336	10.5%	74,379	7.9%
Overdrafts	15,285	1.3%	15,368	1.3%	20,106	1.5%	33,277	2.5%	27,932	3.0%
Loans funded by development banks	33,666	2.9%	31,752	2.7%	30,733	2.2%	33,530	2.5%	21,168	2.2%
Trade financing	732	0.1%	947	0.1%	961	0.1%	8,169	0.6%	3,213	0.3%
Working capital loans	263,968	23.0%	272,522	23.5%	353,744	25.7%	287,587	21.2%	139,307	14.8%
Total retail	633,361	55.2%	588,824	50.8%	773,427	56.3%	821,644	60.6%	539,574	57.2%
Financial Leases	125,094	10.8%	123,925	10.7%	179,632	13.1%	155,678	11.5%	119,956	12.7%
Mortgage	256,624	22.4%	230,018	19.8%	246,277	17.9%	201,186	14.8%	164,901	17.5%
Total past-due loans (COP)	1,148,152	100%	1,159,108	100%	1,374,442	100%	1,357,388	100%	944,039	100%

Foreign
Corporate
Trade financing	9,004	4.7%	9,535	4.0%	14,978	5.9%	19,157	7.2%	5,098	3.2%
Loans funded by development banks	147	0.1%	376	0.2%	2,306	0.9%	1,552	0.6%	1,132	0.7%
Working capital loans	56,627	29.3%	76,559	32.3%	80,031	31.7%	106,532	40.0%	64,522	40.1%
Credit cards	264	0.1%	434	0.2%	499	0.1%	222	0.0%	130	0.0%
Overdrafts	349	0.2%	775	0.3%	287	0.0%	341	0.1%	137	0.1%
Total corporate	66,391	34.4%	87,679	37.0%	98,101	38.6%	127,804	47.9%	71,019	44.1%

Retail
Credit cards	5,925	3.1%	7,615	3.2%	12,450	4.9%	10,692	4.0%	6,901	4.3%
Personal loans	54,410	28.2%	65,749	27.8%	72,157	28.5%	63,172	23.7%	39,739	24.7%
Vehicle loans	138	0.1%	203	0.1%	239	0.1%	110	0.0%	116	0.0%
Overdrafts	96	0.1%	134	0.1%	99	0.0%	103	0.0%	321	0.2%
Loans funded by development banks	440	0.2%	569	0.2%	260	0.1%	568	0.2%	96	0.1%

	As of December 31,
	2011	%	2010	%	2009	%	2008	%	2007	%
	(COP million, except percentages)
Trade financing	387	0.2%	199	0.1%	213	0.1%	243	0.1%	191	0.1%
Working capital loans	4,173	2.2%	1,391	0.6%	1,972	0.8%	1,764	0.7%	1,535	1.0%
Total retail	65,569	34.1%	75,860	32.1%	87,390	34.5%	76,652	28.7%	48,899	30.4%
Financial Leases	-	-	-	-	671	0.3%	7,674	2.9%	43	0.0%
Mortgage	60,580	31.5%	73,252	30.9%	66,657	26.6%	54,487	20.5%	40,933	25.5%
Total past-due loans (COP)	192,540	100%	236,791	100%	252,819	100%	266,617	100%	160,894	100%

The following table presents information with respect to the Bank’s loan portfolio at least 31 days past-due based on the nature of the collateral for the loan:

	As of December 31,
	2011	%	2010	%	2009	%	2008	%	2007	%
	(COP million, except percentages)
Secured
Current	25,932,056	42.2%	20,970,409	43.2%	19,061,249	45.3%	17,779,101	39.8%	16,923,998	44.9%
Past-due Commercial loans	277,746	0.5%	327,323	0.7%	411,359	1.0%	324,541	0.7%	198,901	0.5%
Past-due Consumer loans	78,924	0.1%	73,476	0.2%	88,740	0.2%	70,934	0.2%	72,601	0.2%
Past-due Small business loans	17,423	0.0%	11,415	0.1%	7,824	0.1%	8,175	0.1%	7,156	0.0%
Past-due Mortgage loans	317,204	0.5%	303,270	0.6%	312,934	0.7%	285,382	0.6%	205,774	0.6%
Past-due Financial leases	125,095	0.2%	123,925	0.3%	180,303	0.4%	163,352	0.4%	120,000	0.3%
Total (COP)	26,748,448	43.5%	21,809,818	45.1%	20,062,409	47.7%	18,631,485	41.8%	17,528,430	46.5%

Unsecured(1)
Current	34,115,680	55.6%	26,234,778	54.0%	21,353,464	50.8%	25,239,464	56.5%	19,673,693	52.2%
Past-due Commercial loans	240,461	0.4%	320,738	0.7%	331,812	0.8%	386,215	0.9%	199,145	0.5%
Past-due Consumer loans	273,943	0.5%	224,978	0.5%	284,863	0.7%	375,981	0.8%	293,882	0.8%
Past-due Small business loans	9,896	0.0%	10,778	0.0%	9,426	0.0%	9,425	0.0%	7,474	0.0%
Total (COP)	34,639,980	56.5%	26,791,272	55.2%	21,979,565	52.3%	26,011,085	58.2%	20,174,194	53.5%

Total current loans and financial leases	60,047,736	97.8%	47,205,191	97.1%	40,414,713	96.1%	43,018,565	96.4%	36,597,691	97.1%
Past-due Commercial loans	518,207	0.9%	648,061	1.4%	743,171	1.9%	710,756	1.6%	398,046	1.0%
Past-due Consumer loans	352,867	0.6%	298,454	0.6%	373,603	0.9%	446,915	1.0%	366,483	1.0%
Past-due Small business loans	27,319	0.0%	22,189	0.1%	17,250	0.0%	17,600	0.0%	14,630	0.0%
Past-due Mortgage loans	317,204	0.5%	303,270	0.6%	312,934	0.7%	285,382	0.6%	205,774	0.6%
Past-due Financial leases	125,095	0.2%	123,925	0.3%	180,303	0.4%	163,352	0.4%	120,000	0.3%
Total past-due loans and financial leases (COP)	1,340,692	2.2%	1,395,899	2.9%	1,627,261	3.9%	1,624,005	3.6%	1,104,933	2.9%
Total gross loans and financial leases	61,388,428	100%	48,601,090	100%	42,041,974	100%	44,642,570	100%	37,702,624	100%
Allowance for loan and financial lease losses	(2,812,582)	(4.6)%	(2,509,213)	(5.2)%	(2,431,667)	(5.8)%	(2,134,360)	(4.8)%	(1,457,151)	(3.9)%
Total loans and financial leases, net (COP)	58,575,846	95.4%	46,091,877	94.8%	39,610,307	94.2%	42,508,210	95.2%	36,245,473	96.1%

(1) Includes loans with personal guarantees.

Non-performing loans, accruing loans which are contractually past-due 90 days and performing troubled debt restructuring loans

Non-performing loans and accruing loans which are contractually past-due 90 days

As of December 31, 2011, 2010, 2009, 2008 and 2007, Bancolombia did not have any performing loans which were past-due for 90 days or more.

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

	As of December 31,
	2011
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)

Foreign loans	COP	145,136	COP	14,423	COP	2,583
Domestic loans		785,404		332,051		244,619
Non–perfoming loans	COP	930,540	COP	346,474	COP	247,202

	As of December 31,
	2010
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)

Foreign loans	COP	173,547	COP	16,682	COP	3,427
Domestic loans		755,212		278,343		202,577
Non-perfoming loans	COP	928,759	COP	295,025	COP	206,004

Performing Troubled Debt Restructuring Loans

The following table presents a summary of the Bank’s Troubled Debt Restructuring loans accounted for on a performing basis in accordance with the criteria of the Superintendency of Finance in effect at the end of each period, classified into foreign and domestic loans:

	As of December 31,
	2011	2010	2009	2008	2007(1)
	(COP million)

Foreign loans	270,803	266,173	169,459	176,246	111,870
Domestic loans	441,055	1,088,117	994,506	623,722	521,181
Total Performing Troubled Debt Restructuring loans (COP)	711,858	1,354,290	1,163,965	799,968	633,051

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

	As of December 31,
	2011
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)

Foreign loans		270,803		19,617		19,617
Domestic loans		441,055		51,969		51,969
Total Performing Troubled Debt Restructuring loans	COP	711,858	COP	71,586	COP	71,586

	As of December 31,
	2010
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
	(COP million)

Foreign loans		266,173		16,984		16,984
Domestic loans		1,088,117		92,130		92,130
Total Performing Troubled Debt Restructuring loans	COP	1,354,290	COP	109,114	COP	109,114

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

In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan. Almost 68% of the Bank’s loan portfolio has a maturity of five years or less.

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

 The Bank has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral. Periodically, the Bank undertakes a valuation of collateral held as security for loans, and the valuation frequency varies depending on the type of collateral. In any event, the collateral cannot be used to mitigate risk if its valuation is not updated on a periodic basis. In addition, for retail and mortgage loans that are between 5 and 60 days past-due, an external collection company controls each obligation payment, for commercial lending this procedure is always made by internal employees. When a loan becomes 60 days past-due, the loan will be given to an independent and specialized division where various steps will be taken to recover the loan.

With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the Superintendency of Finance, has implemented regional committees and a central qualification process to undertake a biannual evaluation of the loan portfolio, during the months of May and November. When monitoring outstanding loans, the Bank examines current financial statements including cash flow and financial indicators, industry analysis and historical payment behavior.

Additionally, all of the Bank’s loans are evaluated monthly based on the days they are past-due. When reviewing loans, Bancolombia evaluates and updates their risk classification and makes corresponding adjustments in the provisions, if needed.

In addition, the Bank carries out a credit audit process that reviews clients with financial weaknesses, early past-due loans, clients in sectors that are underperforming, and branches with high records of write-offs, among others.

E.4.	SUMMARY OF LOAN LOSS EXPERIENCE

ALLOWANCE FOR LOAN AND FINANCIAL LEASES LOSSES

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

The following table sets forth the changes in the allowance for loan and financial lease losses:

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(COP million)
Balance at beginning of period	2,509,213	2,431,667	2,134,360	1,457,151	834,183
Balance at beginning of period (Banagrícola’s subsidiaries) (1)	-	-	-	-	147,357
Provisions for loan losses(2)	1,796,873	1,842,406	2,448,581	1,986,710	1,203,543
Recoveries of provisions	(972,251)	(1,085,211)	(1,186,674)	(807,245)	(516,218)
Charge-offs	(531,682)	(658,151)	(925,592)	(547,860)	(186,273)
Effect of difference in exchange rate	10,429	(21,498)	(39,008)	45,604	(25,441)
Balance at end of year (3) (COP)	2,812,582	2,509,213	2,431,667	2,134,360	1,457,151

(1)	Includes allowance for loan losses of Banco Agrícola, Banco Agrícola (Panamá), Arrendadora Financiera, Credibac, Aseguradora Suiza Salvadoreña and Asesuisa Vida.

(2)	The provision for past-due accrued interest receivable, which is not included in this item, amounted to COP 31,852 million, COP 33,540 million, COP 46,840 million, COP 58,721 million and COP 35,543 million for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, respectively.

(3)	The allowance for past-due accrued interest receivable, which is not included in this item, amounted to COP 43,644 million, COP 38,952 million,COP 45,937 million, COP 54,323 million, and COP 33,303 million for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, respectively. The allowance at the beginning the period for past-due accrued interest receivable, which is not included in this item, amounted to COP 38,952 million, COP 45,937 million, COP 54,323 million, COP 33,303 million, and COP 11,644 million for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, respectively.

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

The following table sets forth the allocation of the Bank’s allowance for loan and financial lease losses by type of loan using the classification of the Superintendency of Finance:

	As of December 31,
	2011	2010	2009	2008	2007
	(COP million)
Commercial loans	1,472,657	1,465,318	1,443,943	1,202,047	791,957
Consumer loans	804,321	559,789	523,353	502,496	340,247
Small business loans	24,528	21,719	17,263	12,424	9,050
Financial leases	283,665	269,634	253,764	197,952	133,837
Mortgage	176,501	157,459	157,445	122,407	53,973
General allowance	50,910	35,294	35,899	97,034	128,087
Total allowance for loan losses (COP)(1)	2,812,582	2,509,213	2,431,667	2,134,360	1,457,151

(1)	For mortgage and microcredit loans, the Bank sets up a general allowance, which corresponds to one percent (1%) of the outstanding principal. By virtue of applying the standardized models supplied by the Superintendency of Finance for commercial and consumer loans, general allowances are no longer assigned to commercial and consumer loans.

The following table sets forth the allocation of the Bank’s allowance for loans and financial leases losses by type of loan:

	As of December 31,
	2011	%	2010	%	2009	%	2008	%	2007	%
	(COP million, except percentages)
Domestic
Corporate

Trade financing	42,797	1.7%	36,857	1.7%	22,834	1.1%	13,081	0.7%	21,184	1.7%
Loans funded by development banks	36,944	1.5%	39,189	1.8%	47,540	2.2%	61,430	3.4%	27,612	2.2%
Working capital loans	728,313	29.7%	687,038	31.8%	614,342	29.0%	522,065	28.8%	379,169	30.3%
Credit cards	1,122	0.1%	898	0.0%	826	0.0%	1,134	0.1%	1,176	0.1%
Overdrafts	2,091	0.1%	2,892	0.1%	3,783	0.2%	3,983	0.2%	2,383	0.2%
Total corporate	811,267	33.1%	766,874	35.4%	689,325	32.5%	601,693	33.2%	431,524	34.5%
Retail
Credit cards	385,481	15.7%	285,248	13.2%	266,094	12.6%	208,323	11.5%	128,523	10.3%
Personal loans	199,464	8.1%	124,912	5.8%	122,265	5.8%	166,880	9.2%	126,297	10.1%
Vehicle loans	106,379	4.3%	95,308	4.4%	112,626	5.3%	115,593	6.4%	68,938	5.5%
Overdrafts	13,824	0.6%	13,341	0.6%	16,650	0.8%	24,002	1.3%	16,451	1.3%
Loans funded by development banks	46,021	1.9%	45,927	2.1%	48,354	2.3%	41,323	2.3%	30,064	2.4%
Trade financing	2,026	0.1%	1,333	0.1%	2,450	0.1%	7,616	0.4%	5,111	0.4%
Working capital loans	413,364	16.8%	393,285	18.2%	442,116	20.9%	330,437	18.3%	204,022	16.3%
Total retail	1,166,559	47.5%	959,354	44.4%	1,010,555	47.8%	894,174	49.4%	579,406	46.3%
Financial Leases	287,615	11.7%	273,556	12.7%	251,618	11.9%	187,514	10.4%	133,757	10.7%
Mortgage	147,087	6.0%	133,101	6.2%	136,674	6.5%	103,133	5.7%	37,863	3.0%
General allowance	42,613	1.7%	27,234	1.3%	26,989	1.3%	24,062	1.3%	69,011	5.5%
Total allowance for loan losses (COP)	2,455,141	100%	2,160,119	100%	2,115,161	100%	1,810,576	100%	1,251,561	100%

	As of December 31,
	2011	%	2010	%	2009	%	2008	%	2007	%
	(COP million, except percentages)
Foreign
Corporate

Trade financing	14,078	3.9%	26,344	7.6%	13,502	4.3%	13,633	4.2%	5,155	2.5%
Loans funded by development banks	222	0.1%	554	0.2%	1,107	0.3%	545	0.2%	432	0.2%
Working capital loans	142,416	39.8%	174,348	49.9%	172,704	54.6%	132,294	40.9%	76,002	37.0%
Credit cards	406	0.1%	344	0.1%	387	0.0%	177	0.0%	97	0.0%
Overdrafts	457	0.1%	513	0.2%	656	0.2%	222	0.1%	323	0.2%
Total Corporate	157,579	44.0%	202,103	58.0%	188,356	59.4%	146,871	45.4%	82,009	39.9%
Retail
Credit cards	13,550	3.8%	10,991	3.2%	12,961	4.1%	9,469	2.9%	6,258	3.0%
Personal loans	137,574	38.5%	97,239	27.9%	78,999	25.0%	62,409	19.3%	40,388	19.6%
Vehicle loans	167	0.1%	220	0.1%	242	0.1%	152	0.0%	142	0.1%
Overdrafts	2,795	0.8%	2,403	0.7%	2,032	0.6%	564	0.2%	625	0.3%
Loans funded by development banks	1,681	0.5%	708	0.2%	332	0.1%	274	0.1%	108	0.1%
Trade financing	414	0.1%	303	0.1%	214	0.1%	525	0.2%	101	0.1%
Working capital loans	2,427	0.7%	1,025	0.3%	1,542	0.5%	838	0.3%	692	0.3%
Total retail	158,608	44.5%	112,889	32.5%	96,322	30.5%	74,231	23.0%	48,314	23.5%
Financial Leases	3,576	1.0%	1,685	0.5%	2,147	0.7%	10,436	3.1%	81	0.0%
Mortgage	29,381	8.2%	24,357	7.0%	20,771	6.6%	19,274	6.0%	16,110	7.8%
General allowance	8,297	2.3%	8,060	2.0%	8,910	2.8	72,972	22.5%	59,076	28.8%
Total allowances for loan losses (cop)	357,441	100%	349,094	100%	316,506	100%	323,784	100%	205,590	100%

As of December 31, 2011, allowances for loans and financial lease losses amounted to COP 2,813 billion (4.7% of total loans), up 12.2% as compared to COP 2,509 billion (5.2% of loans) at the end of 2010 and up 15.7% as compared to COP 2,432 billion (5.8% of loans) at the end of 2009.

Coverage, measured by the ratio of allowances for loan losses to past-due loans (overdue 30 or more days), reached 210% at the end of 2011, increasing from 180% at the end of 2010 and 149% at the end of 2009. For futher information regarding asset quality and provision charges see “Item 5. Operating and Financial Review and Prospects”.

CHARGE-OFFS

The following table shows the allocation of the Bank’s charge-offs by type of loan as of December 31, 2011, 2010, 2009, 2008 and 2007:

	Year ended December 31,
	2011	2010	2009	2008	2007
	(COP million)
Domestic
Trade financing	706	2,165	263	2,558	151
Loans funded by development banks	11,000	22,368	37,112	8,820	1,320
Working capital loans	172,572	202,241	329,603	45,941	16,068
Credit cards	131,553	172,804	195,676	166,067	28,179
Personal loans	44,561	69,808	96,597	138,007	65,006
Automobile loans	25,227	55,711	57,966	29,088	10,131
Overdrafts	8,345	15,052	27,685	52,822	3,733
Mortgage & other	30,833	679	29,027	509	1,791
Financial leases	21,664	23,799	30,284	27,650	2,029
Total charge-offs (COP)	446,461	564,627	804,213	471,462	128,408

Foreign
Trade financing	44	3,999	74	1,819	-
Loans funded by development banks	28	6	62	-	-
Working capital loans	37,312	31,207	31,850	21,581	31,240
Credit cards	6,672	10,969	13,460	10,734	5,077
Personal loans	38,305	45,898	62,854	39,073	21,079
Automobile loans	75	167	55	88	59
Overdrafts	1,110	947	1,167	620	407
Mortgage & other	1,675	331	3,472	2,434	-
Financial leases	-	-	8,385	49	-
Total charge-offs (COP)	85,221	93,524	121,379	76,398	57,862

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 was as follows:

	Year ended December 31,
	2011	2010	2009	2008	2007
Ratio of charge-offs to average outstanding loans	0.99%	1.49%	2.10%	1.36%	0.60%

The Bank charges off loans that are classified as “unrecoverable” once they become overdue: (i) 180 days for consumer and small business loans, (ii) 360 days for commercial loans and (iii) 54 months for mortgage loans.

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

As of December 31 2011, 1290 clients with loans amounting to COP 1.7 billion were performing and part of the watch list. The amount of loans and clients in the watch list has increased in order to maintain a strict monitoring of the loan portfolio under the current economic environment.

CROSS–BORDER OUTSTANDING LOANS AND INVESTMENTS

As of December 31, 2011, 2010 and 2009, total cross-border outstanding loans and investments amounted to approximately USD 5,448 million, USD 4,902 million and USD 4,367 million, respectively. As of December 31, 2011, total outstanding loans to borrowers in foreign countries amounted to USD 4,557 million, and total investments were USD 891 million. As of December 31, 2011, total cross-border outstanding loans and investments represented 12.38% of total assets.

The Bank had no cross-border outstanding acceptances, interest-earning deposits with other banks or any other monetary assets denominated in pesos or other non-local currencies, in which the total exceeded 1% of consolidated total assets at December 31, 2011, 2010 and 2009.

The following table presents information with respect to the Bank’s cross-border outstanding loans and investments for the years ended on December 31, 2011, 2010 and 2009:

	2011		2010		2009
	(thousands of U.S. dollars)
El Salvador	USD	2,924,567	USD	3,006,200	USD	3,057,261
Guatemala		822,868		581,671		438,622
Panama		361,765		407,418		82,273
Costa Rica		266,921		225,344		200,721
Peru		257,255		130,774		18,203
England		163,777		435		30,432
United States		140,511		90,828		124,813
Brazil		128,009		128,228		141,142
Mexico		100,613		69,957		74,661
Chile		85,469		107,215		71,809
Canada		57,429		23		-
Honduras		51,406		76,635		44,876
Venezuela		32,731		30,453		3,186
Spain		18,552		885		7
Dominican Republic		7,755		5,080		-
Bahamas		7,490		9,316		-
Nicaragua		6,652		6,916		14,322
Cayman Islands		6,511		7,800		23,336
Guyana		4,900		5,000		1,000
Ecuador		1,837		6,017		6,658
Puerto Rico		306		318		305
British Virgin Island		-		4,700		32,191
Curazao		-		1,000		1,000
Others		827		217		70
Total Cross-Border Outstanding Loans and Investment	USD	5,448,151	USD	4,902,430	USD	4,366,888

DEPOSITS

The following table shows the composition of the Bank’s deposits for 2011, 2010 and 2009:

	As of December 31,
	2011		2010		2009
	(COP million)
Non-interest bearing deposits:
Checking accounts	COP	7,909,743	COP	6,980,322	COP	5,858,667
Other deposits		904,430		651,894		449,113
Total		8,814,173		7,632,216		6,307,780

Interest bearing deposits:
Checking accounts		2,384,151		2,575,611		2,366,281
Time deposits		17,973,117		15,270,271		18,331,488
Savings deposits		23,263,051		18,060,869		15,143,781
Total		43,620,319		35,906,751		35,841,550
Total deposits	COP	52,434,492	COP	43,538,967	COP	42,149,330

The following table shows the time deposits held by the Bank as of December 31, 2011, by amount and maturity for deposits:

	At December 31, 2011
	Peso-Denominated		U.S. dollar - Denominated		Total
	(COP million)
Time deposits higher than USD 100,000(1)
Up to 3 months	COP	2,851,607	COP	1,887,448	COP	4,739,055
From 3 to 6 months		1,581,059		939,896		2,520,955
From 6 to 12 months		1,542,396		854,068		2,396,464
More than 12 months		3,176,867		689,282		3,866,149
Time deposits less than USD 100,000(1)		3,155,083		1,295,411		4,450,494
Total	COP	12,307,012	COP	5,666,105	COP	17,973,117

	At December 31, 2010
	Peso-Denominated		U.S. dollar - Denominated		Total
	(COP million)
Time deposits higher than USD 100,000(2)
Up to 3 months	COP	697,744	COP	961,693	COP	1,659,437
From 3 to 6 months		1,222,044		354,210		1,576,254
From 6 to 12 months		1,300,821		1,178,161		2,478,982
More than 12 months		3,122,978		2,075,816		5,198,794
Time deposits less than USD 100,000(2)		2,861,354		1,495,450		4,356,804
Total	COP	9,204,941	COP	6,065,330	COP	15,270,271

(1)	Approximately COP 194 million at the Representative Market Rate as of December 31, 2011.
(2)	Approximately COP 191 million at the Representative Market Rate as of December 31, 2010.

For a description of the average amount and the average rate paid for deposits, see “Item 4. Information on the Company – E. Selected Statistical Information – E.1.Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential”.

RETURN ON EQUITY AND ASSETS

The following table presents certain selected financial ratios of the Bank for the periods indicated:

	Year ended December 31,
	2011	2010	2009
	(in percentages)
Net income as a percentage of:
Average total assets	2.20	2.27	2.01
Average stockholders’ equity	20.22	19.71	19.59
Dividends declared per share as a percentage of consolidated net income per share(1)	33.52	36.68	39.92
Average stockholders’ equity as a percentage of average total assets	10.86	11.50	10.24
Return on interest-earning assets(2)	9.39	9.34	12.20

(1)	Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of common and preferred shares outstanding during the year.

(2)	Defined as total interest earned divided by average interest-earning assets.

INTERBANK BORROWINGS

The following table sets forth certain information regarding the foreign interbank borrowings by the Bank for the periods indicated:

	As of December 31,
	2011			2010			2009
	Amount		Rate(3)	Amount		Rate(3)	Amount		Rate(3)
	(COP million, except percentages)

End of period	4,130,915		1.11%	2,698,941		0.72%	1,152,918		4.1%
Weighted average during period	2,949,935		1.55%	1,449,197		1.30%	1,270,413		3.8%
Maximum amount of borrowing at any month-end	4,130,915	(1)		2,698,941	(1)		2,102,719	(2)
Interest paid during the year	45,840			19,537			47,650

(1)  December

(2)  January

(3)  Corresponds to the ratio of interest paid to foreign interbank borrowings.

ITEM 4 A.	UNRESOLVED STAFF COMMENTS

As of the date of the filing of this Annual Report, the Bank has no unresolved written comments from the Securities and Exchange Commission (the “SEC”) staff regarding the Bank’s periodic reports required to be filed under the Exchange Act of 1934.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion should be read in conjunction with Bancolombia’s audited consolidated financial statements for the three year period ended December 31, 2011.

Bancolombia’s audited consolidated financial statements for the periods ended December 31, 2011, 2010 and 2009 are prepared following the accounting practices and the special regulations of the Superintendency of Finance, or, in the absence of such regulations, Colombian GAAP. Together, these requirements differ in certain significant respects from U.S. GAAP. Note 31 to the Bank’s audited consolidated financial statements included in this Annual Report provides a description of the significant differences between Colombian GAAP and U.S. GAAP as they relate to the Bank’s audited consolidated financial statements and provides a reconciliation of net income and stockholders’ equity for the years and dates indicated herein.

IMPACT OF ECONOMIC AND MONETARY POLICIES ON BANCOLOMBIA’S RESULTS

Bancolombia’s operations are affected by external factors such as economic activity in Colombia, interest rates, inflation and exchange rates. The following discussion summarizes the trends of such variables.

Economic activity

Colombia’s GDP growth was 5.9% in 2011, significantly higher than the 4.0% growth obtained in 2010. This figure is indeed favorable as it indicates that better household consumption and also investment vitality are driving a stronger economic expansion.

Key GDP components performed as follows in 2011 compared to 2010: consumption increased 5.8%; investment grew 17.2% and exports increased 17.2%.

In 2011, gross capital formation represented 27.1% of GDP; household consumption represented 66%, government consumption 16%, exports 16.9% and imports 26.2%.

The activities that led growth during the year were mining (14.3% growth), transportation (6.9% growth), trade and turism (5.9% growth) and construction (5.7% growth).

Interest Rates

In 2011, the Central Bank increased its benchmark rate 225 basis points to 5.25% motivated by rising inflation and increased consumer lending activity, as well as the estimated GDP growth for 2011, a projected inflation rate approaching the midpoint of the long-term targeted range and inflation expectations for over one year surpassing the long-term target.

It is important to note that the Central Bank does not consider that the increase in the cost of money will negatively affect the country’s GDP growth and employment. On the contrary, higher interest rates are expected to maintain inflation rates over time within the long-term targeted range (between 2% and 4%) while permiting the economy to grow close to the GDP potential.

Inflation

Year-end inflation rate for 2011 was 3.73%, higher than the 3.17% recorded for 2010.

The components that led inflation in 2011 were food (5.3% increase), education (4.6% increase) and housing (3.8% increase).

The 12-month core inflation rate for 2011 came to 3.13%, thereby remaining within the Central Bank’s targeted inflation range of 2% to 4%. The price increase in regulated goods and services, such as utilities, urban transportation and gasoline was 5.81% and the price excluding regulated goods and services

Also, upon excluding food, the yearly rise in inflation came to 3.13%.

Exchange rate

The Colombian Peso depreciated 1.5% versus the U.S. dollar during 2011, but it has appreciated 13% since 2000.

Foreign Direct Investment flows into Colombia have been one of the main drivers of the appreciation of the Colombian peso against the U.S. dollar during the last eleven years. In 2011, FDI totaled USD 14,400 million, of which 40% was related to oil, gas and mining. Abundance of U.S. dollars in the U.S. economy was also a factor that contributed to the appreciation as international investors were seeking investments in currencies that were not likely to lose value versus the U.S. dollar and that could offer better returns than dollar denominated securities.

The strengthening of the Colombia Peso mainly affected Colombian companies that focus on exporting and that lost competitiveness given that a large portion of their expenses was denominated in Colombian Pesos.

Outlook

Future prospects for the Colombian financial sector in general, and for Bancolombia in particular, are expected to depend on the factors listed below:

Favorable factors for the Colombian economy – mid-term	Unfavorable factors for the Colombian economy – mid-term
Benefits derived from past monetary policies aimed at achieving sustainable growth.	Underdeveloped infrastructure that translates into a constraint for growth.

Positive inflationary outlook.	Commodity dependent export activity.

Investment grade rating given to Colombia by Standard and Poor’s in 2011, should continue to strengthen investor confidence.	Despite successful efforts to diversify export markets, there is still concentration in specific export destinations, particularly the United States.

The approval by the Colombian Congress of the Fiscal Rule, which will further contribute to the country’s fiscal sustainability.	Exchange rate uncertainties that could expose the economy to highly volatile markets or build inflation pressures.

Stronger local capital markets, with little exposure to “toxic assets” and with low currency mismatches.	Risk of new fiscal measures, currently under study by the Congress, not being approved.

A well-capitalized banking system.	Possible escalation in activities of guerilla and drug cartels that may hurt investor confidence.

Well-developed supervision and regulation of the financial system.

Adequate international reserves to short term debt.

Limited exposure of corporations to speculation through derivatives.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2011 VERSUS 2010

Summary

During 2011, Bancolombia strengthened its competitive position and full-service financial model, and benefited from the diversity of its leading franchises. For the year 2011, net income totaled COP 1,664 billion (COP 2,112 per share – USD 4.35 per ADR), which represents an increase of 16% as compared to COP 1,436 billion of net income for the fiscal year 2010, and an increase of 32% as compared to COP 1,257 billion of net income for the fiscal year 2009.

Bancolombia’s return on average stockholders’ equity for 2011 was 20.2%, up from 19.7% in 2010 and 19.6% in 2009.

Margin compression during 2011: net interest margin decreased throughout 2011 and reached 6.17% for the whole year, down from 6.38% in 2010 and 7.42% in 2009.

Provision charges, net of recoveries, totaled COP 599 billion for 2011, up 9% from COP 548 billion in 2010 and down 48% from COP 1,153 billion in 2009.

Loans and financial leases grew 27% during the year. This performance was driven primarily by significant increase in economic activity in Colombia, which led to an increase in credit demand from individuals and corporations.

Reserves for loan losses represented 4.7% of total loans and 210% of past-due loans at the end of 2011, while capital adequacy at December 31, 2011 was 12.5% (Tier 1 ratio of 9.0%); lower than the 14.7% (Tier 1 ratio of 10.3%) reported at the end of 2010.

Deposits increased 20% during 2011, while the ratio of net loans to deposits (including borrowings from development banks) was 105% at the end of the year, up from 100% at December 31, 2010.

REVENUE PERFORMANCE

Net Interest Income

For the year 2011, net interest income totaled COP 3,904 billion, up 16% as compared to COP 3,377 billion in 2010 and up 3% as compared to COP 3,802 billion in 2009. This performance is explained by the combined effect of a slight decline in interest margins, which was offset by steady growth in the loan portfolio during the year. During 2011, the Central Bank increased its reference rate from 3% to 4.75%which reduced money supply in the economy. Net interest margin was 6.17% for the year, down from 6.38% in 2010. Net interest income represented 62% of revenues in 2011, compared to 61% for 2010 and 67% for 2009.

Interest income, which is the sum of interest on loans, financial leases, overnight funds and income from investment securities, totaled COP 5,946 billion in 2011, up 20% as compared to COP 4,949 billion in 2010 and down 7.5% as compared to COP 6,428 billion in 2009.

Interest on loans and financial leases reflected an increase in interest rates during 2011. The weighted average nominal interest rate on loans and financial leases decreased to 10% in 2011 from 10.3% in 2010 and 13.1% in 2009. As a result, interest on loans and financial leases totaled COP 5,301 billion (89% of interest income) and increased 19% as compared to COP 4,464 billion (90% of interest income) in 2010 and decreased 6% as compared to COP 5,623 (87% of interest income) in 2009.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt securities and mark-to-market valuation adjustments, totaled COP 626 billion in 2011, up 41% as compared to 2010 and down 14% as compared to 2009.

Regarding interest expenses, interest incurred on liabilities totaled COP 2,042 billion in 2011, up COP 30% as compared to COP 1,572 billion in 2010, and down 22% as compared to COP 2,625 billion in 2009. Such an increase in interest expenses is explained by higher interest rates incurred on deposits. Overall, the average interest rate paid on interest-bearing liabilities increased to 3.7% in 2011 from 3.4% in 2010, but was lower than the 5.6% in 2009.

Net Fees and Income from Financial Services

For the year 2011, net fees and income from services totaled COP 1,669 billion, up 6% as compared to COP 1,579 in 2010 and up 11% as compared to COP 1,506 in 2009. This increase was driven primarily by the performance of credit and debit card annual fees, banking services and collection and payments fees.

Bancolombia distribution channels performed an increasing number of transactions in 2011. In particular, our banking operation in Colombia performed about 1.17 billion transactions during 2011, which represents an increase of 6% as compared to the levels experienced in 2010. The higher transactional levels, together with fee increases and the elimination of fee exemptions in certain payment instruments (such as debit cards and credit cards) for some segments explained the performance of fees.

The following table lists the main revenue-producing fees for the years 2011, 2010 and 2009 along with their growth figures between 2011 and 2010:

	Year			Growth
	2011	2010	2009	2011/2010
	(COP million)
Main fees and commissions
Commissions from banking services	383,984	307,890	251,734	25.11%
Electronic services and ATM fees	67,267	57,019	58,944	17.97%
Branch network services	125,835	118,647	110,837	6.06%
Collections and payments fees	224,878	226,537	187,348	(0.73)%
Credit card merchant fees	16,725	18,355	28,200	(8.88)%
Credit and debit card annual fees	617,526	564,457	548,820	9.40%
Checking fees	74,514	69,425	69,544	7.33%
Fiduciary activities	188,340	165,075	171,927	14.09%
Pension plan administration	-	90,131	96,678	(100)%
Brokerage fees	65,943	36,779	45,966	79.30%
Check remittance	19,626	17,693	25,812	10.93%
International operations	71,293	58,559	53,614	21.75%
Fees and other service expenses	(187,347)	(149,653)	(143,151)	25.19%
Total fees and income from services, net	1,668,584	1,580,914	1,506,273	5.61%

Other Operating Income

For 2011, total other operating income was COP 691 billion, 26% higher than the COP 548 billion reported in 2010, and 82% higher than the COP 381 billion obtained in 2009.

Revenue from rent of real estate properties and operating leases had a significant impact in the other operating income line of COP 178 billion, 26% higher than the COP 178 billion reported in 2010, and 44% higher than the COP 156 billion obtained in 2009.

In addition, the sale of Bancolombia’s stake in AFP Crecer positively affected other operating income in the year. As part of this transaction, the Bank recorded non-recurring gains on sales of equities of COP 138 billion for 2011.

Insurance income totaled COP 46 billion in 2011, 1,527% higher than COP 2.8 billion reported in 2010. With the completion of the sale of AFP Crecer in El Salvador, the revenues from the insurance business began reflecting revenue that was offset in the consolidation process prior to the sale. As a result, insurance income presented a significant increase in 2011.

Foreign exchange net gains increased significantly by 80% from COP 62 billion in 2010 to COP 112 billion in 2011. Gains on forward contracts in foreign currency fell by 79% from COP 51 billion in 2010 to COP 11 billion in 2011.

Operating expenses

For 2011, operating expenses totaled COP 3,606 billion, up 16% as compared to COP 3,098 billion in 2010 and 25% up as compared to 2009.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and severance) totaled COP 1,442 billion in 2011, up 11% as compared to 2010. This performance was primarily driven by the combined effect of increased headcount and wage increments during 2011. Salaries in 2011 were raised in line with the 2010 inflation rate of 3.73%.

Administrative and other expenses totaled COP 1,780 billion in 2011, up 22% as compared to 2010 and up 26% as compared to 2009, driven by increased taxes other than income taxes and expenses paid in connection with software development and IT upgrades.

Depreciation expenses totaled COP 223 billion in 2011, increasing 6% as compared to COP 196 billion in 2010. This increase was driven by the growth in the operating lease business of Bancolombia.

The following table summarizes the principal components of Bancolombia’s operating expenses for the last three fiscal years:

	Year ended December 31,
	2011	2010	2009
	(COP million)
Operating expenses
Salaries and employee benefits	1,275,351	1,139,947	1,034,942
Bonus plan payments	137,160	126,839	90,341
Compensation	29,347	27,551	19,725
Administrative and other expenses	1,780,459	1,455,025	1,418,145
Deposit security, net	90,769	84,399	74,228
Donation expenses	19,020	13,008	3,506
Depreciation	223,003	195,744	185,027
Goodwill amortization	51,239	55,966	69,231
Total operating expenses	3,606,348	3,098,479	2,895,145

Provision Charges and Credit Quality

For the year 2011, provision charges (net of recoveries) totaled COP 599 billion (or 1% of average loans), which represents an increase of 9% as compared to COP 548 billion in 2010 (or 1.2% of average loans) and a decrease of 48% as compared to 1,153 billion in 2009 (or 2.6% of average loans). The lower level of provisions was driven by lower net charge-offs in our loan portfolio and lower reserve additions across all credit segments, reflecting the better economic activity and stronger labor markets and consequently improved credit profile of our loan portfolio.

Net loan charge-offs totaled COP 529 billion in 2011, down 21% from COP 666 billion in 2010 and down 43% from COP 926 billion in 2009. Past-due loans amounted to COP 1,341 billion in 2011, down 4% as compared to COP 1,396 billion in 2010, and 18% lower than COP 1,627 billion in 2009.

The delinquencies ratio (loans overdue more than 30 days divided by total loans) reached 2.18% as of the end of 2011, down from 2.87% at the end of 2010 and down from 3.87% at the end of 2009.

Allowance for credit losses

Under Colombian GAAP and according to the rules established by the Colombian Superintendency of Finance, banking institutions in Colombia must follow minimum standards for establishing allowances for loan losses such minimum standards require banks to analyze on an ongoing basis the credit risk to which their loan portfolio is exposed, taking into account the terms of the corresponding obligations as well as the level of risk associated with the borrowers. The risk evaluation is based on information relating to historical performance data, particular characteristics of the borrower, collateral, the borrower´s debt to other entities, macroeconomic factors and financial information, among other data. The standards for provisioning vary for each credit category.

Commercial and consumer loans are provisioned following standard models developed by the Superintendency of Finance. According to the models the allowance for loan losses is stated through the calculation of the Expected Loss:

Expected Loss = [Probability of default] x [Exposure at default] x [Loss given default]

The probability of default is calculated and provided by the Superintendency of Finance based on historical data. Exposure at default is defined as the current balance of the principal, interest, interest receivable accounts and other receivables regarding consumer and commercial loan obligations at the moment of default. The Loss Given Default (“LGD”) is defined as the expected loss occurred after default and is calculated and provided by the Superintendency of Finance. The LGD varies according to the type of collateral and would increase gradually depending on the number of days the loan has been in default. It is important to note that Bancolombia applies stricter parameters than those required by the Colombian regulator in the estimation of the LGD of its loan portfolio by reducing the number of the past-due days that are used in such calculation and adjusting some percentages. Therefore, allowances produce higher provision charges that reflected on higher coverage ratio for loan losses. In addition to the allowances calculated by the reference models, the Bank also sets up marginal allowances for certain clients who are considered to bear an increased inherent risk due to determined risk factors such as macroeconomic or industry deterioration trends or any other factors that could indicate early impairment.

In addition, there are no standard models required or provided by the regulator for mortgage and small business loans. In order to calculate provisions for these segments, the Bank must maintain at all times individual allowances equal to or greater than the minimum percentages provided by the Colombian Superintendency of Finance. The minimum percentages vary depending on the risk category assigned to every loan within the mortgage and small business loans categories (the higher the risk, the higher the allowance percentage). In addition, the minimum percentages might differ if the loan has any collateral.

The Bank also has adopted, for its Colombian operation, more rigorous policies in the calculation of allowances for mortgage and small business loans as compared to that required by the Superintendency of Finance. Such policy has established higher allowance percentages for loans classified in the C, D and E risk categories.

For mortgage and small business loans, the Bank sets up a general allowance which corresponds to one percent (1%) of the outstanding principal. By virtue of applying the standardized models supplied by the Superintendency of Finance for commercial and consumer loans, no general allowances are any longer assigned to commercial and consumer loans.

All in all, allowances for loan and financial lease losses amounted to COP 2,813 billion or 4.65% of total loans at the end of 2011, an increase from COP 2,509 billion, or 5.24% of total loans as of December 31, 2010. Nonwithstanding, coverage for loan losses, measured by the ratio of allowances to past-due loans (“PDLs”) (overdue 30 days), reached 210% at the end of 2011, up from 180% at the end of 2010. The increase in coverage reflects the Bank’s prudent approach toward risk management and incorporates, as mentioned above, stricter parameters than those required by the Superintendency of Finance. Additionally a low deterioration of the loan portfolio during 2011, contributed to a higher coverage ratio. As of December 31, 2011, allowances in the amount of COP 438 billion were recorded in excess of the minimum allowances required by the Superintendency of Finance as compared with COP 559 billion as of December 31, 2010.

The Bank’s management considers that the Bank’s allowances for loan and financial leases losses adequately reflect the credit risk associated with its loan portfolio given the current economic environment and the available information upon which the credit assessments are made. Nonetheless, the methodology used in the allowance and provision charges determination is based on the existence and magnitude of determined factors that are not necessarily an indication of future losses and accordingly no assurance can be given that current allowances and provision charges will exactly reflect actual losses.

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

Loan loss allowances calculated following practices and special regulations of the Superintendency of Finance differ in certain significant respects from those determined in accordance with U.S. GAAP. Note 31- e) “Allowance for loan losses, financial leases, foreclosed assets and other receivables” to the Bank’s audited consolidated financial statements included in this Annual Report provides a description of the significant differences between Colombian GAAP and U.S. GAAP in this respect and a reconciliation of allowances following U.S. GAAP.

Merger Expenses and Goodwill Amortization

For the year ended December 31, 2011, goodwill amortization amounted to COP 51 billion, down8% from COP 56 billion in 2010 and down 26% from COP 69 billion in 2009.

As of December 31, 2011, outstanding goodwill totaled COP 680 billion, which represents a 9% decrease from COP 719 billion at the end of 2010. Outstanding goodwill represented 0.8% of the Bank’s total assets and primarily comprises the goodwill related to the acquisition of Banagrícola, which is being amortized over 20 years beginning in May 2007.

Non-Operating Income (Expenses)

Net non-operating income, which includes gains/losses from the sale of foreclosed assets, property, plant and equipment and other assets and income from minority interests, totaled COP 76 billion in 2011, 12% lower than COP 86 billion in 2009. This performance is explained by higher non-operating income in 2010, which increased 10% compared to 2009, driven by gains on the sale of properties.

The following table summarizes the components of the Bank’s non-operating income and expenses for the last three fiscal years:

	Year ended December 31,
	2011	2010	2009
	(COP million)
Non-operating income (expenses), net:
Other income(1)	200,098	267,472	198,761
Minority interest	(11,351)	(13,217)	(15,081)
Other expenses(2)	(112,692)	(168,179)	(105,529)
Total non-operating income (expenses), net	76,055	86,076	78,151

(1)	Includes gains on sale of foreclosed assets, property, plant and equipment, reimbursement of the provisions, deferred tax recovery.

(2)	Includes operational losses and losses from the sale of foreclosed assets, property, plant and equipment and payment of administrative processes.

Income Tax Expenses

Income tax expense for the fiscal year 2011 totaled COP 471 billion, down 7% as compared to COP 508 billion in 2010 and 2% above the COP 462 billion in 2009.

Tax expense is determined for every subsidiary following the tax law of the country where it is domiciled. It is important to note that Bancolombia (unconsolidated), Leasing Bancolombia, Banca de Inversion Bancolombia and Fiduciaria Bancolombia signed an agreement with the Government of Colombia in order to be subject to the tax stability regime for ten years beginning on January 2001. Pursuant to the tax stability regime, those firms agreed to be taxed two percentage points above the applicable income tax rate in Colombia in exchange for an exemption with regard to any new national taxes or rates required after the date of the agreement. For this reason, in 2010, 2009 and 2008, Bancolombia (unconsolidated), Leasing Bancolombia, Banca de Inversion Bancolombia and Fiduciaria Bancolombia did not pay the financial transaction tax, equity tax or income surtax. Consequently, Bancolombia (unconsolidated), Leasing Bancolombia, Banca de Inversion Bancolombia and Fiduciaria Bancolombia were taxed at a total income tax rate of 35% for the fiscal years 2010, 2009 and 2008, two percentage points above the required tax rate for the companies that were not subject to the tax stability regime in Colombia. This agreement terminated in December 31, 2010 (in the case of Fiduciaria Bancolombia, the agreement was terminated in December 31, 2009). As a result of the expiration of the tax stability regime agreement, Bancolombia is subject to any new taxes or increases in tax rates that are implemented on or after January 1, 2011.

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

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2010 VERSUS 2009

Summary

During 2010, Bancolombia strengthened its competitive position and full-service financial model, and benefited from the diversity of its leading franchises. For the year 2010, net income totaled COP 1,436 billion (COP 1,823 per share – USD 3.81 per ADR), which represents an increase of 14% as compared to COP 1,257 billion net income for the fiscal year 2009 and an increase of 11% as compared to COP 1,291 billion net income for the fiscal year 2008.

Bancolombia’s return on average stockholders’ equity for 2010 was 19.7%, up from 19.6% in 2009 and 23.7% in 2008.

Margin compression during 2010: net interest margin decreased throughout 2010 and reached 6.13% for the whole year, down from 6.98% in 2009 and 7.42% in 2008.

Credit cost decreased: provision charges, net of recoveries, totaled COP 548 billion for 2010, down from COP 1,153 billion in 2009 and COP 1,133 billion in 2008.

Loans and financial leases grew 16% during the year. This performance was driven primarily by significantly increased economic activity in Colombia, which led individuals and corporations to demand more credit, especially in the second half of the year.

Strong balance sheet: reserves for loan losses represented 5.2% of total loans and 180% of past-due loans at the end of 2010, while capital adequacy finished 2010 at 14.7% (Tier 1 ratio of 10.3%), higher than the 13.2% (Tier 1 ratio of 10.4%) reported at the end of 2009.

Solid liquidity position: deposits increased 3% during 2010, while the ratio of net loans to deposits (including borrowings from development banks) was 100% at the end of the year.

REVENUE PERFORMANCE

Net Interest Income

For the year 2010, net interest income totaled COP 3,377 billion, down 11% as compared to COP 3,802 billion in 2009 and down 5% as compared to COP 3,560 billion in 2008. This performance is explained by the combined effect of lower net interest margins and slow growth in the loan portfolio during the first half of the year. During 2010, Colombian central bank reduced its reference rate from 3.5% to 3%, which increased money supply in the economy and caused asset side rates to decrease at a faster pace than the liability side rates, and as a result margins were compressed. Net interest income represented 61% of revenues in 2010, compared to 67% for 2009 and 64% for 2008.

Interest income, which is the sum of interest on loans, financial leases, overnight funds and income from investment securities, totaled COP 4,949 billion in 2010, down 23% as compared to COP 6,428 billion in 2008 and down 22% as compared to COP 6,314 billion in 2008. The 2010 performance was driven by lower income from securities and lower interest income on loans and financial leases.

Interest on loans and financial leases also reflected the impact of lower interest rates during 2011. The weighted average nominal interest rate on loans and financial leases decreased to 10.3% in 2010 from 13.1% in 2009 and 14.7% in 2008. As a result, interest on loans and financial leases totaled COP 4,464 billion (90% of interest income) and decreased 21% as compared to COP 5,623 billion in 2009 and 23% as compared to COP 5,776 in 2008.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt securities and mark-to-market valuation adjustments, totaled COP 442 billion in 2010, down 39% as compared to 2009 and up 3% as compared to 2008. This performance was driven by lower market interest rates which remained stable as compared to 2009.

Regarding interest expenses, interest paid on liabilities totaled COP 1,572 billion in 2010, down 40% as compared to COP 2,625 billion in 2009, and down 43% as compared to COP 2,753 billion in 2008. Such a decrease in interest expenses is explained by lower interest rates paid on deposits and a more favorable funding mix (one with a greater proportion of demand deposits). Overall, the average interest rate paid on interest-bearing liabilities decreased to 3.4% in 2011 from 5.6% in 2010 and 6.6% in 2009.

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

Bancolombia distribution channels performed an increasing number of transactions in 2010. In particular, our Colombia Banking operation performed about 1.1 billion transactions during 2010, which represents an increase of 7% as compared to the levels experienced in 2009. The higher transactional levels, together with fee increases and the elimination of fee exemptions in certain payment instruments (like debit cards and credit cards) for some segments explained the solid performance of fees.

Other Operating Income

For 2010, total other operating income was COP 548 billion, 44% higher than the COP 381 billion reported in 2009, but 16% lower than the COP 650 billion obtained in 2008.

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

Foreign exchange net gains decreased significantly by 129% from COP 216 billion in 2009 to COP 62 billion in 2010, due to the 6% appreciation of the COP versus the USD, which caused USD-denominated obligations to be lower when converted to COP. On the other hand, forward contracts in foreign currency fell by 81% from COP 266 billion in 2009 to COP 51 billion in 2010, due also to the appreciation of the COP versus the dollar which caused a negative carry and a smaller gain in forward contracts.

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

Provision Charges and Credit Quality

For the year 2010, provision charges (net of recoveries) totaled COP 548 billion (or 1.2% of average loans), which represents a decrease of 53% as compared to COP 1,153 billion in 2009 (or 2.6% of average loans) and a decrease of 52% as compared to COP 1,133 billion in 2008 (or 2.8% of average loans). The lower level of credit cost was driven by lower net charge-offs in our loan portfolio and lower reserve additions across all credit segments, reflecting the better economic activity and stronger labor markets.

Net loan charge-offs totaled COP 666 billion in 2010, down 28% from COP 926 billion in 2009 and up 22% from COP 548 billion in 2008. Past-due loans amounted to COP 1,396 billion in 2010, down 14% as compared to COP 1,627 billion in 2009, and 14% lower than COP 1,624 billion in 2008.

The delinquencies ratio (loans overdue more than 30 days divided by total loans) reached 2.87% as of the end of 2010, down from 3.87% at the end of 2009 and down from 3.64% at the end of 2008.

Allowance for credit losses

Allowances for loan and financial lease losses amounted to COP 2,509 billion or 5.2% of total loans at the end of 2010 and increased from COP 2,432 billion, or 5.8% of total loans as of December 31, 2009. Likewise, coverage for loan losses, measured by the ratio of allowances to past-due loans (PDLs) (overdue 30 days), reached 180% at the end of 2010, up from 149% at the end of 2009. The coverage increase reflects the Bank‘s prudent approach toward risk and incorporates as mentioned above stricter parameters than those required by the Superintendency of Finance. In addition a low deterioration of the loan portfolio during 2010, contributed to a higher coverage ratio. As of December 31, 2010, allowances in the amount of COP 559 billion were recorded in excess of the minimum allowances required by Colombia‘s Superintendency of Finance.

Allowances for loan losses calculated following practices and special regulations of the Superintendency of Finance differ in certain significant respects from U.S. GAAP. Note 31- e) ―Allowance for loan losses, financial leases, foreclosed assets and other receivables to the Bank‘s audited consolidated financial statements included in this Annual Report provides a description of the significant differences between Colombian GAAP and U.S. GAAP in this respect and a reconciliation of allowances following U.S. GAAP.

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

Tax expense is determined for every subsidiary following the tax law of the country where it is domiciled. It is important to note that Bancolombia (unconsolidated), Leasing Bancolombia, Banca de Inversion Bancolombia and Fiduciaria Bancolombia signed an agreement with the Government of Colombia in order to be subject to the tax stability regime for ten years beginning on January 2001. Pursuant to the tax stability regime, those firms agreed to be taxed two percentage points above the applicable income tax rate in Colombia in exchange for an exemption with regard to any new national taxes or rates required after the date of the agreement. For this reason, in 2010, 2009 and 2008, Bancolombia (unconsolidated), Leasing Bancolombia, Banca de Inversion Bancolombia and Fiduciaria Bancolombia did not pay the financial transaction tax, equity tax or income surtax. Consequently, Bancolombia (unconsolidated), Leasing Bancolombia, Banca de Inversion Bancolombia and Fiduciaria Bancolombia were taxed at a total income tax rate of 35% for the fiscal years 2010, 2009 and 2008, two percentage points above the required tax rate for the companies that were not subject to the tax stability regime in Colombia. This agreement terminated in December 31, 2010 (in the case of Fiduciaria Bancolombia, the agreement was terminated in December 31, 2009). As result of the expiration of the tax stability regime agreement, Bancolombia will be subject to any new taxes or increases in tax rates that are implemented on or after January 1, 2011.

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

Banking Colombia: This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value-added, long-term relationships. In order to offer specialized services to individuals and small and medium-size enterprises (SMEs), the Bank’s retail sales force targets the clients classified as: Personal, Private, Entrepreneurs, Foreign Residents and SMEs. The Bank’s corporate and government sales force targets and specializes in companies with more than COP 16,000 million in revenue in nine economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Media, Financial Services, Non-Financial Services, Construction, Government and Natural Resources.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia.

	Year ended December 31,
	2011	2010	2009	Change 2011-2010	Change 2010-2009
	(COP in million)
Net Interest income	3,000,900	2,617,840	2,954,586	14.63%	(11.40)%
Net provisions	(481,251)	(378,778)	(866,097)	27.05%	(56.27)%
Net commissions	1,335,101	1,197,419	1,116,632	11.50%	7.23%
Other net revenues	452,331	444,676	276,437	1.72%	60.86%
Total Operating Income	4,307,081	3,881,157	3,481,558	10.97%	11.48%
Operating expenses	2,837,985	2,442,504	2,209,990	16.19%	10.52%
Non-operating income (expense)	53,989	71,628	61,378	(24.63)%	16.70%
Income before income taxes	1,523,085	1,510,281	1,332,946	0.85%	13.30%
Income tax expense	(319,572)	(334,712)	(316,170)	(4.52)%	5.86%
Segment profit	1,203,513	1,175,569	1,016,776	2.38%	15.62%
Segment assets	63,626,713	49,499,711	42,952,531	28.54%	15.24%

Analysis of 2011 versus 2010.

In 2011, profit for Banking Colombia increased 2% to COP 1,204 billion.

Net interest income increased 15% to COP 3,001 billion, due to stable net interest margins and growth in the loan portfolio. Consumer loans and mortgages led the growth, commercial loans followed as large corporations and small and medium enterprises demanded more credit.

Net provision charges increased 27% to COP 481 billion. This increase was in line with the growth of the loan portfolio, specially the consumer segment. Operating expenses increased 16% to COP 2,838, due to increased administrative expenses and labor costs. A big driver for these expenses was the IT renovation project that Grupo Bancolombia is currently undertaking, which demands labor and operational expenses. Financial transaction taxes and equity taxes are also included in this line.

Assets attributable to Banking Colombia grew 29% during the year, mainly driven by the growth in loans.

Analysis of 2010 versus 2009.

In 2010, profit for Banking Colombia increased 16% versus 2009 to COP 1,176 billion.

Net interest income decreased 11.4% to COP 2,617 billion, due to a compression in net interest margins resulting from a reduction of the Colombian Central Bank’s interest rate and slow credit demand during the first half of the year. In the second half of the year, credit demand picked up and permitted the loan portfolio to expand. Consumer loans and mortgages (including COP 1,627 billion in securitized mortgages) led the growth, and commercial loans followed as utilization of installed capacity of companies increased as well.

Net provision charges decreased 56% to COP 379 billion, due to improved credit quality and low deterioration of the loan portfolio. Despite this reduction in provision charges, coverage of past-due loans increased from 157.62% in 2009 to 173.59% in 2010. Operating expenses increased 10.5% to COP 2,443, due to increased administrative expenses and labor costs. A big driver for these expenses was the IT renovation project that Grupo Bancolombia is currently undertaking, which demands labor and operational expenses. For 2011, operating expenses are expected to grow at a similar rate as they did in 2010.

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

	Year ended December 31,
	2011	2010	2009	Change 2011-2010	Change 2010-2009
	(COP in million)
Net Interest income	355,778	362,155	393,873	(1.76)%	(8.05)%
Net provisions	(38,787)	(102,681)	(179,418)	(62.23)%	(42.77)%
Net commissions	107,442	115,206	136,137	(6.74)%	(15.37)%
Other net revenues	34,076	18,476	16,759	84.43%	10.25%
Total Operating Income	458,509	393,156	367,351	16.62%	7.02%
Operating expenses	205,304	189,922	238,432	8.10%	(20.35)%
Non-operating income (expense)	6,731	600	(8,748)	1021.83%	(106.86)%
Income before income taxes	259,936	203,834	120,171	27.52%	69.62%
Income tax expense	(60,575)	(54,547)	(23,446)	11.05%	132.65%
Segment profit	199,361	149,287	96,725	33.54%	54.34%
Segment assets	6,931,582	7,093,621	7,756,293	(2.28)%	(8.54)%

Analysis of 2011 versus 2010.

In 2011, profit for Banking El Salvador increased 34% to COP 199 billion.

Net interest income decreased 2% to COP 355 billion, due to the contraction of the loan portfolio. This small growth in the loan portfolio was caused by a little demand due to weak economy in El Salvador. Deposits contracted and their cost remained stable. In 2011, net interest margin ended at 5.7%.

Net provision charges decreased 62% to COP 39 billion, in line with an improvement in the credit quality of the loan portfolio. In banking operations in El Salvador, we maintained strict discipline in credit standards in order to prevent any significant deterioration of the loan book due to weak economic performance. Allowances for bad loan losses as a percentage of past-due loans at the end of 2011 was 115% and past-due loans as a percentage of gross loans was 3.69% for Banking El Salvador.

Operating expenses grew 8% to COP 205 billion, due to increases in administrative and personnel expenses.

Non-operating income also presented a positive change, as it generated a profit of COP 6.7 billion compared with only of COP 0.6 billion in 2010. This variation is mostlyexplained by the impact of the depreciation of the Colombian peso against the US dollar in 2011 and the the resulting beneficial impact in Banking El Salvador, with .Assets attributable to Banking El Salvador decreased 2% during the year, mainly driven by the contraction of 9% in the investment portfolio of Banco Agrícola.

Analysis of 2010 versus 2009.

In 2010, profit for Banking El Salvador increased 54% to COP 149 billion.

Net interest income decreased 8.1% to COP 362 billion, due the contraction of the loan portfolio. During 2010, margins expanded from 5.3% to 5.8% but that expansion was not enough to offset the contraction of the loan portfolio. This contraction was caused by a weak economy in El Salvador. Nevertheless, deposits did not contract and their cost remained stable. The decision of maintaining the amount of deposits instead of reducing them was a measure designed to enhance the Bank’s ability to grow the loan book when credit demand picks up again.

Net provision charges decreased 43% to COP 103 billion, in line with an improvement in the credit quality of the loan portfolio. In banking operations in El Salvador, we maintained strict discipline in credit standards in order to prevent any significant deterioration of the loan book due to weak economic performance. Allowances for bad loan losses as a percentage of past-due loans at the end of 2010 was 100% and past-due loans as a percentage of gross loans was 4.84% for Banking El Salvador.

Operating expenses decreased 20% to COP 190 billion, due to a reduction in administrative and personnel expenses aimed at achieving improvements in efficiency, which deteriorated in 2009.

Non-operating income also presented a positive change, as it generated a profit of COP 0.6 billion compared with loss of COP 8.748 billion in 2009. This variation is explained by the impact of the conversion of USD to COP which appreciated during 2009.

Assets attributable to Banking El Salvador decreased 8.5% during the year, mainly driven by the contraction of 3.4% in the loan book of Banco Agrícola.

Leasing: This segment provides financial and operational leases, including cross-border and international leasing services to clients in Colombia, Central America, Mexico, Peru and Brazil. Bancolombia offers these services mainly through the following Subsidiaries: Leasing Bancolombia S.A., Renting Colombia S.A., Arrendomiento Operative CIB S.A.C., Leasing Peru S.A., Transportempo S.A.S., Fondo de Inversión en Arrendamiento Operativo Renting Peru and Capital Investment Safi S.A.

	Year ended December 31,
	2011	2010	2009	Change 2011-2010	Change 2010-2009
	(COP in million)
Net Interest income	473,867	443,574	432,472	6.83%	2.57%
Net provisions	(49,211)	(48,262)	(96,419)	1.97%	(49.95)%
Net commissions	11,703	4,895	597	139.08%	719.93%
Other net revenues	68,930	53,799	46,197	28.13%	16.46%
Total Operating Income	505,289	454,006	382,847	11.30%	18.59%
Operating expenses	280,478	213,433	183,597	31.41%	16.25%
Non-operating income (expense)	(488)	(7,032)	(5,345)	(93.06)%	31.56%
Income before income taxes	224,323	233,541	193,905	(3.95)%	20.44%
Income tax expense	(2,720)	(47,208)	(43,348)	(94.24)%	8.90%
Segment profit	221,603	186,333	150,557	18.93%	23.76%
Segment assets	11,488,298	8,345,821	7,341,863	37.65%	13.67%

Analysis of 2011 versus 2010.

In 2011, profit for Leasing increased 19% to COP 222 billion.

Net interest income increased 7% to COP 474 billion, explained mainly by the growth in the balance of financial leases.

Net provision charges increased 2% to COP 49 billion, due to better credit quality and high provision charges that the company made in previous years. Allowances for bad loan losses, as a percentage of gross loans, was 210%; and past-due loans as a percentage of gross loans was 1.82% at end of 2011, up from 220% and 2.04% respectively at the end of 2010.

Operating expenses increased 31% to COP 280 billion, due to increased labor costs and administrative expenses, derived from the integration of Leasing Bancolombia S.A. and Renting Colombia S.A.

Assets attributable to Leasing grew 38% to COP 11,488 billion, mainly driven by the increase in financial leases demanded by corporations and small and medium enterprises.

Analysis of 2010 versus 2009.

In 2010, profit for Leasing increased 24% to COP 186 billion.

Net interest income increased 2.6% to COP 444 billion. Demand for leasing products was weak during the year and grew less than demand for credit products.

Net provision charges decreased 50% to COP 48 billion, due to better credit quality and high provision charges that the company made in previous years. Allowances for bad loan losses, as a percentage of gross loans, was 220% at end of 2010, up from 144% at the end of 2009 and past-due loans as a percentage of gross loans was 2.04% at end of 2010 down from 3.14% at the end of 2009.

Operating expenses increased 16.3% to COP 213 billion, due to increased labor costs and administrative expenses, derived from the integration of Leasing Bancolombia S.A. and Renting Colombia S.A. and the commencement of operations in Perú.

Assets attributable to Leasing grew 13.7% to COP 8,346 billion, mainly driven by the reduction of provisions and recoveries that almost completely offset provisions.

Trust: This segment provides trust services and asset management to clients in Colombia and Peru through Fiduciaria Bancolombia S.A. and Fiduciaria GBC S.A. The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

	Year ended December 31,
	2011	2010	2009	Change 2011-2010	Change 2010-2009
	(COP in million)
Net Interest income	14,906	16,933	17,225	(11.97)%	(1.70)%
Net provisions	158	(394)	(2,364)	(140.10)%	(83.33)%
Net commissions	166,736	144,786	153,731	15.16%	(5.82)%
Other net revenues	(557)	874	3,391	(163.73)%	(74.23)%
Total Operating Income	181,243	162,199	171,983	11.74%	(5.69)%
Operating expenses	69,510	53,805	44,808	29.19%	20.08%
Non-operating income (expense)	4,540	(742)	1,088	(711.86)%	(168.20)%
Income before income taxes	116,273	107,652	128,263	8.01%	(16.07)%
Income tax expense	(37,637)	(34,660)	(44,333)	8.59%	(21.82)%
Segment profit	78,636	72,992	83,930	7.73%	(13.03)%
Segment assets	303,579	272,797	256,195	11.28%	6.48%

Analysis of 2011 versus 2010.

In 2011, profit for the Trust segment increased 8% to COP 79 billion.

Net interest income decreased 12% to COP 15 billion, due to the contraction of the net interest margin. Commissions grew 15% due to an increase in the value of assets under management. Operating expenses grew 29% to COP 70 billion due to increases in labor and administrative expenses related to consulting fees associated with the implementation of new products and services. Assets under management of the trust segment totaled COP 44.5 trillion at the end of 2011.

Assets attributable to the Trust segment grew 11% during the year to COP 304 billion, mainly driven by the growth in the investment securities portfolio of Fiduciaria Bancolombia S.A.

Analysis of 2010 versus 2009.

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

Assets attributable to the Trust segment grew 6% during the year to COP 273 billion, mainly driven by the growth in the investment securities portfolio of Fiduciaria Bancolombia S.A.

Investment Banking: This segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversion Bancolombia S.A. Its customers include private and publicly-held corporations as well as government institutions.

	Year ended December 31,
	2011	2010	2009	Change 2011-2010	Change 2010-2009
	(COP in million)
Net Interest income	7,043	10,303	17,438	(31.64)%	(40.92)%
Net provisions	(242)	1,168	(1,236)	(120.72)%	(194.50)%
Net commissions	33,972	31,913	14,934	6.45%	113.69%
Other net revenues	41,947	94,743	31,618	(55.73)%	199.65%
Total Operating Income	82,720	138,127	62,754	(40.11)%	120.11%
Operating expenses	21,573	16,673	15,926	29.39%	4.69%
Non-operating income (expense)	1,062	133	2,258	698.50%	(94.11)%
Income before income taxes	62,209	121,587	49,086	(48.84)%	147.70%
Income tax expense	(9,186)	(18,632)	(5,460)	(50.70)%	241.25%
Segment profit	53,023	102,955	43,626	(48.50)%	135.99%
Segment assets	462,155	427,967	398,267	7.99%	7.46%

Analysis of 2011 versus 2010.

In 2011, profit for the Investment Banking segment decreased 48% to COP 53 billion.

Net interest income decreased 32% to COP 7 billion, due to the contraction of the loan portfolio and margins. Net commissions, which are the main revenue line, grew 6% to COP 34 billion, led by fees generated by corporate finance advisory services and capital markets related fees. Corporate bond issuance was robust in Colombia in 2011 and Banca de Inversion Bancolombia participated in deals worth COP 5 trillion, an increase of 100% as compared with deals worth COP 2.5 trillion in 2010.

Other revenues declined 56% to COP 42 billion as gains in stakes in companies that occurred in 2010 did not occure in 2011.

Operating expenses grew 29% to COP 22 billion, due to increased labor costs.

Assets attributable to Investment Banking grew 8% during the year to COP 462 billion, mainly driven by the growth in the investment portfolio.

Analysis of 2010 versus 2009.

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

Other revenues almost doubled to COP 95 billion due to gains of COP 34 billion from the sale of stakes in companies, especially in the first half of the year.

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

	Year ended December 31,
	2011	2010	2009	Change 2011-2010	Change 2010-2009
	(COP in million)
Net Interest income	22,149	28,102	58,129	(21.18)%	(51.66)%
Net provisions	(86)	(208)	(152)	(58.65)%	36.91%
Net commissions	81,094	52,711	48,927	53.85%	7.73%
Other net revenues	27,225	4,581	2,177	494.30%	110.43%
Total Operating Income	130,382	85,186	109,081	53.06%	(21.91)%
Operating expenses	98,947	86,699	81,679	14.13%	6.15%
Non-operating income (expense)	6,226	15,206	(1,582)	(59.06)%	(1061.10)%
Income before income taxes	37,661	13,693	25,820	175.04%	(46.97)%
Income tax expense	(3,942)	(1,245)	(8,371)	216.63%	(85.13)%
Segment profit	33,719	12,448	17,449	170.88%	(28.66)%
Segment assets	364,962	851,844	1,129,222	(57.16)%	(24.56)%

Analysis of 2011 versus 2010.

In 2011, profit for the Brokerage segment increased 171% to COP 34 billion.

Net interest income decreased 21% to COP 22 billion, due a reduction in gains on securities.

Net commissions, which are the most important component of revenues, increased 54% to COP 81 billion, as increased trading activity in 2011 generated more fees and revenues from third-party portfolios. Assets under management of the private banking arm of Valores Bancolombia totaled COP 10 trillion at the end of 2011.

Other revenues increased 494% to 27 billion due mainly to mark to market gain stemming from the reclassification of BVC (Bolsa de Valores de Colombia) equity securities from “available for sale” investments to “trading” investments.

Operating expenses increased 14% to COP 99 billion, due to labor cost increases and higher IT expenditures.

Assets attributable to the Brokerage segment decreased 57% during the year, mainly driven by a decrease in active positions in market activities. There was also a decrease in positions in market making activities in the liability side of the balance sheet.

Analysis of 2010 versus 2009.

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

	Year ended December 31,
	2011	2010	2009	Change 2011-2010	Change 2010-2009
	(COP in million)
Net Interest income	107,043	108,114	96,131	(0.99)%	12.47%
Net provisions	2,557	(19,754)	(8,358)	(112.94)%	136.35%
Net commissions	19,686	12,432	10,595	58.35%	17.34%
Other net revenues	183,272	87,081	35,486	110.46%	145.40%
Total Operating Income	312,558	187,873	133,854	66.37%	40.36%
Operating expenses	60,802	66,811	84,208	(8.99)%	(20.66)%
Non-operating income (expense)	(392)	(3,279)	(1,286)	(88.05)%	154.98%
Income before income taxes	251,364	117,783	48,360	113.41%	143.55%
Income tax expense	-	-	-	-	-
Segment profit/(loss)	251,364	117,783	48,360	113.41%	143.55%
Segment assets	8,751,997	6,068,344	6,362,171	44.22%	(4.62)%

Analysis of 2011 versus 2010.

In 2011, profit for the Off Shore segment increased 113% to COP 251 billion.

Net interest income decreased 1% to COP 107 billion. Other net revenues grew 110% to COP 183 billion, mostly due to an increase in dividends received from Banagrícola (part of the Banking El Salvador segment). These dividends were increased because the capital in Banagrícola was higher than required due to slow demand in credit in El Salvador. These dividends are eliminated in the consolidation process that generates the consolidated financial statements.

Operating expenses decreased 9% to COP 61 billion, due to lower amortization charges of the goodwill created with the purchase of Banagrícola, which was reflected in Bancolombia Panamá.

Assets attributable to the Off Shore segment increased 44% during the year, mainly driven by the depreciation of the Colombian peso versus the US dollar in 2011.

The jurisdictions where operations of the Off Shore segment are conducted have no corporate income taxes.

Analysis of 2010 versus 2009.

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

Other net revenues grew 145% to COP 87 billion, mostly due to an increase in dividends received from Banagrícola (part of the Banking El Salvador segment). These dividends were increased because the capital in Banagrícola was higher than required due to slow demand in credit in El Salvador. These dividends are eliminated in the consolidation process that generates the consolidated financial statements.

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

	Year ended December 31,
	2011	2010	2009	Change 2011-2010	Change 2010-2009
	(COP in million)
Net Interest income	2,454	4,046	7,109	(39.35)%	(43.09)%
Net provisions	1,033	593	3,258	74.20%	(81.80)%
Net commissions	(65)	89,969	96,676	(100.07)%	(6.94)%
Other net revenues	28,898	(14,887)	(17,391)	(294.12)%	(14.40)%
Total Operating Income	32,320	79,721	89,652	(59.46)%	(11.08)%
Operating expenses	9,552	31,115	38,278	(69.30)%	(18.71)%
Non-operating income (expense)	524	1,752	(236)	(70.09)%	(842.37)%
Income before income taxes	23,292	50,358	51,138	(53.75)%	(1.53)%
Income tax expense	(5,253)	(11,557)	(13,395)	(54.55)%	(13.72)%
Segment profit	18,039	38,801	37,743	(53.51)%	2.80%
Segment assets	172,999	229,156	242,226	(24.51)%	(5.40)%

Analysis of 2011 versus 2010.

In 2011, profit for the Pension and Insurance segment increased 54% to COP 18 billion.

Net commissions, which are the main revenue generators, decreased 100% to zero, due the sale of AFP Crecer. The sale of AFP Crecer was authorized by regulators in Colombia and El Salvador in 2011 and the transaction generated a gain of COP 138 billion. As a result of this transaction, neither revenues nor expenses related to pension plan administration were recognized in 2011.

Operating expenses decreased 69% to COP 31 billion due to lower administrative and labor expenses.

Assets attributable to Pension and Insurance decreased 25% during the year, mainly driven by the sale of AFP Crecer.

Analysis of 2010 versus 2009.

In 2010, profit for the Pension and Insurance segment increased 2.8% to COP 39 billion.

Net commissions, which are the main revenue generators, decreased 6.9% to COP 90 billion, due the contraction of assets under management as employment in El Salvador suffered with the slowdown in economic activity, individuals contributed less to pension plans and purchased fewer insurance policies. As a result, operating income also decreased 11.1% during the year.

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

	Year ended December 31,
	2011	2010	2009	Change 2011-2010	Change 2010-2009
	(COP in million)
Net Interest income	1,806	680	(1,694)	165.59%	(140.14)%
Net provisions	(37,211)	(181)	1,437	20458.56%	(112.60)%
Net commissions	(40)	840	1,920	(104.76)%	(56.25)%
Other net revenues	373,091	100,036	148,526	272.96%	(32.65)%
Total Operating Income	337,646	101,375	150,189	233.07%	(32.50)%
Operating expenses	20,641	25,343	28,493	(18.55)%	(11.06)%
Non-operating income (expense)	(7,404)	19,814	13,960	(137.37)%	41.93%
Income before income taxes	309,601	95,846	135,656	223.02%	(29.35)%
Income tax expense	(31,631)	(5,856)	(7,490)	440.15%	(21.82)%
Segment profit	277,970	89,990	128,166	208.89%	(29.79)%
Segment assets	1,852,144	1,529,612	1,502,366	21.09%	1.81%

Analysis of 2011 versus 2010.

In 2011, profit for All Other increased 209% to COP 278 billion.

Other revenue, which is the most significant revenue line, increased 273% to COP 373 billion. The increase is explained by higher dividends received by the companies that compose the segment.

Net provision charges increased 20,459% to COP 37 billion, due mainly to provisions related to investments by Inversiones CFNS in BVC (Bolsa de Valores de Colombia), Grupo Odinsa and Enka.

Operating expenses decreased 19% to COP 21 billion, due to lower amortization charges.

Assets attributable to All Other grew 21% during the year.

Analysis of 2010 versus 2009.

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

Market Scenario

Macroeconomic policies established by Colombia’s Central Bank impact directly the liquidity levels of the financial system. During 2011, the Central Bank gradually started to raise its reference rate by 175 basis points making a transition to a neutral monetary policy. High domestic economic and credit growth along with a slightly higher inflation rate were the main reasons for the monetary authorities to start removing the stimulus. Liquidity levels of Colombia’s banking system during 2011 were lower than those observed in 2010 and 2009 due to the dynamics of the loan portfolio. The Bank’s liquidity levels were adequate and the internal and regulatory limits were assured.

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

Stress tests scenarios are simulated periodically to guarantee the Bank has sufficient time to raise funds under adverse market conditions. In addition, the Bank has defined a contingency liquidity plan that allows the organization to raise funds under stress market scenarios.

Liquid Assets

During 2011, the Bank maintained a solid liquidity position. Even though there was an important credit growth, the Bank’s liquidity position was assured.

As mentioned above, the Bank seeks the optimum level of liquid assets to assure not only the proper daily operation of banking activities but to operate under stress market scenarios.

The following table shows the composition of the liquid assets in the last three years:

	As of December 31;
	2011	2010	2009

Cash	2,934,312.70	2,356,851.31	2,304,799.32

Cash at major central Bank	2,572,055.89	2,003,579.71	1,674,633.88

Cash financial institutions	1,255,640.07	873,557.72	908,300.73

Debt securities
Government debt
Trading	3,059,150.70	1,663,559.41	2,646,671.58
Available for sale	713,119.96	806,219.73	1,088,443.12
Held to maturity	2,195,953.35	2,089,337.03	2,038,236.81

Financial Institutions
Trading	571,488.23	446,922.72	304,524.72

Total Liquid Assets	13,301,720.91	10,240,027.62	10,965,610.16

Cash is important to guarantee the operation in offices and ATM´s. The Bank´s expansion across the territory requires higher levels of cash; however, the Bank permanently looks for the appropriate levels in order to minimize opportunity costs. Cash is taken into account in the mandatory bank reserve established by the Central Bank.

The levels of cash at major Central Bank’s have a relationship with mandatory bank reserve associated with to the growth of deposits and time deposits.

Debt securities in the table shown are not affected by haircuts.

Even though available for sale and held to maturity debt securities cannot be sold, they can be pledged as collateral in repurchase agreements. Some of them are mandatory investments that are received by Central Bank’s as collateral.

The securities that comprise liquid assets are reviewed by ALCO in light of the Bank’s liquidity objective.

The Bank measures liquid assets on a daily basis and compares this result with an objective target of minimum requirements defined by ALCO. Under this rule, daily liquid assets must be equal to or higher than this target. In the event the limit is not reached, there is a 5-day period to increase liquidity levels.

During 2011, the Superintendency of Finance required each financial entity to have liquid assets greater than the contractual liquidity accumulative one week GAP. This contractual GAP includes the maturity of assets and liabilities of the current positions and does not include projections of future operations. The loan portfolio is affected by the historical default indicator and the maturity of deposits is modeled according to the regulation.

All of Bancolombia’s banking local subsidiaries met this regulatory limit throughout the year.

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

As of December 31, 2011 and 2010, the Bank had undistributed earnings of international subsidiaries amounting to COP 848,496 and COP 563,158 respectively; these earnings are expected to be reinvested indefinitely outside of Colombia and are not taken into account as part of Bancolombia's liquid assets.

Funding Structure

As of December 31, 2011, the Bank’s liabilities reached COP 76,469 billion, increasing 27% as compared to the end of 2010. Liabilities denominated in pesos, which represent 68.8% of total liabilities, increased 19.8% as compared to the end of 2010, while deposits denominated in U.S. dollars totaled COP 23,830 billion, increased 47% as compared to the end of 2010.

	2011		2010		2009
Total funding
Peso-denominated		52,639,400		43,939,802		40,512,832
Dollar-denominated		23,830,260		16,208,214		14,318,704
Total Liabilities	COP	76,469,660	COP	60,148,016	COP	54,831,536

The Bank experienced a positive evolution of deposit growth during 2011, which reached COP 52,434 billion, an increase of COP 8,895 billion, 20% as compared to 2010. Deposits represented 61% of assets, a diminution of 3% as compared to 2010.

	2011		2010		2009
Total Deposits	COP	52,434,492	COP	43,538,967	COP	42,149,330

The following table sets forth checking accounts, saving accounts and time deposits as a percentage of the Bank’s total liabilities for the years 2011, 2010 and 2009:

	2011	2010	2009
Checking deposits	13.40%	15.90%	15.00%
Time deposits	23.50%	25.40%	33.50%
Saving deposits	30.40%	30.10%	27.60%
Percentage of Total Liabilities	67.30%	71.40%	76.10%

The Bank’s principal sources of funding are short-term deposits, which are composed of checking accounts, time deposits and savings accounts. Time deposits and checking accounts decreased as a proportion of total liabilities by 190 and 250 basis points respectively while saving accounts increased by 30 basis points. Deposits as a percentage of the Bank’s total liabilities in 2011 were 67.3% decreasing by 4.1% as compared to 2010. This change is primarily explained by the issuance of bonds, which increased total liabilities.

The ratio of net loans to deposits (including borrowings from development banks) was 105% at the end of 2011, which shows an increase of 5% as compared to 2010. Bancolombia continues issuing ordinary notes in Colombian and International markets and using funding lines from international Bank’s to support the growth of its banking activities. This continuous issuance of debt has changed the funding structure; the Bank has gained a solid long term liquidity position.

	2011	2010	2009
Net Loans to Deposits	105%	100%	88%

The Bank also used borrowings from domestic development Bank’s which amounted to COP 3,328 billion at the end of 2011 and represented a good quality source of funding provided by governmental entities in order to promote lending activities within specific sectors of the Colombian economy. This funding source is fully matched with related loans in terms of maturity and interest rates.

In addition to the main sources of funding described above, the Bank uses: (i) its debt securities portfolio as a source of short-term liquidity by engaging in repurchase agreements transactions, overnight-loan funds and the Central Bank’s funds and (ii) the issuance of bonds on a regular basis to reduce the maturity mismatch between assets and liabilities, reducing the liquidity risk.

Long Term Debt

During 2011 the Bank obtained funds from the issuance of notes with an aggregate principal amount of COP 5,282 billion.

On January 12, 2011 and June 3, 2011 Bancolombia issued senior notes in international markets with a maturity of five years and ten years respectively with an aggregate principal amount of USD 520 million and USD 1 billion, respectively.

As of December 31, 2011, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 10,308 billion.

The following table shows Bancolombia’s long term debt maturity profile:

	2012	2013	2014	2015	2016	Total
Long Term Debt	637,533	1,109,989	727,616	184,296	7,649,549	10,308,983

The following table sets forth the components of the Bank’s liabilities for the years 2011, 2010 and 2009:

	As of December 31,
	2011		% of total funding	2010		% of total funding	2009		% of total funding
	(COP million, except percentages)
Checking deposits
Peso-denominated	COP	7,910,046	10.3%	COP	7,275,904	12.1%	COP	5,840,450	10.7%
U.S. dollar-denominated		2,383,848	3.1%		2,280,029	3.8%		2,384,498	4.3%
Total		10,293,894	13.4%		9,555,933	15.9%		8,224,948	15.0%
Time deposits
Peso-denominated		12,307,011	16.1%		9,215,754	15.3%		11,940,626	21.8%
U.S. dollar-denominated		5,666,106	7.4%		6,054,517	10.1%		6,390,862	11.7%
Total		17,973,117	23.5%		15,270,271	25.4%		18,331,488	33.5%
Savings deposits
Peso-denominated		20,722,989	27.2%		15,794,026	26.3%		12,999,375	23.7%
U.S. dollar-denominated		2,540,062	3.3%		2,266,843	3.8%		2,144,406	3.9%
Total		23,263,051	30.4%		18,060,869	30.1%		15,143,781	27.6%
Other deposits
Peso-denominated		620,206	0.8%		507,002	0.8%		329,693	0.6%
U.S. dollar-denominated		284,224	0.4%		144,892	0.2%		119,420	0.2%
Total		904,430	1.2%		651,894	1.0%		449,113	0.8%
Interbank Borrowings
Peso-denominated		-	-		-	-		-	-
U.S. dollar-denominated		4,130,915	5.4%		2,698,941	4.5%		1,152,918	2.1%
Total		4,130,915	5.4%		2,698,941	4.5%		1,152,918	2.1%
Repurchase agreement and interbank funds
Peso-denominated		1,769,352	2.3%		1,784,060	3.0%		1,280,796	2.3%
U.S. dollar-denominated		185,200	0.2%		174,786	0.3%		61,405	0.1%
Total		1,954,552	2.5%		1,958,846	3.3%		1,342,201	2.4%
Domestic development banks Borrowings and other(1)
Peso-denominated		3,255,485	4.3%		2,479,778	4.1%		2,672,752	4.9%
U.S. dollar-denominated		72,526	0.1%		71,868	0.1%		213,480	0.4%
Total		3,328,011	4.4%		2,551,646	4.2%		2,886,232	5.3%
Bank acceptances outstanding and derivatives
Peso-denominated		(2,193,632)	(2.9)%		911,353	1.5%		-	-
U.S. dollar-denominated		2,707,607	3.5%		(265,979)	(0.4)%		47,609	0.1%
Total		513,975	0.6%		645,374	1.1%		47,609	0.1%
Long term debt
Peso-denominated		4,977,962	6.5%		3,332,068	5.5%		2,699,565	4.9%
U.S. dollar-denominated		5,331,021	7.0%		2,386,308	4.0%		1,474,057	2.7%
Total		10,308,983	13.5%		5,718,376	9.5%		4,173,622	7.6%

	As of December 31,
	2011		% of total funding	2010		% of total funding	2009		% of total funding
	(COP million, except percentages)
Other liabilities
Peso-denominated		3,269,981	4.3%		2,639,857	4.4%		2,749,575	5.0%
U.S. dollar-denominated		528,751	0.7%		396,009	0.6%		330,049	0.6%
Total		3,798,732	5.0%		3,035,866	5.0%		3,079,624	5.6%
Total funding
Peso-denominated		52,639,400	68.8%		43,939,802	73.0%		40,512,832	73.9%
Dollar-denominated		23,830,260	31.2%		16,208,214	27.0%		14,318,704	26.1%
Total Liabilities	COP	76,469,660	100%	COP	60,148,016	100%	COP	54,831,536	100%

(1)	Includes borrowings from commercial banks and other non-financial entities.

Consolidated Statement of Cash Flows

Cash flows for the Bank include net cash used in operating activities, net cash used in investing activities and net cash provided by financing activities. The following table shows those flows for the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009
	(COP million)
Operating activities	COP	(3,939,094)	COP	(3,066,491)	COP	5,721,087
Investing activities		(519,572)		(1,093,268)		(1,027,548)
Financing activities		5,898,518		3,047,868		(2,818,255)
Net increase in cash and cash equivalents	COP	1,439,852	COP	(1,111,891)	COP	1,875,284

During 2011, the Bank reported a positive net cash flow that increased the stock of cash and equivalents by COP 1,440 billion. This result is explained by COP 5,898 billion cash provided by financing activities, offset by COP 519 billion and COP 3,939 billion used in investing activities and operating activities respectively.

Operating Activities

Operating activities used cash during 2011; loan portfolio had an important growth of COP 12,926; deposits raised cash by COP 8,707 billion; trading investments presented an increase that used cash by COP 1,245 billion.

During 2011 and 2010, the loan portfolio had an important growth dynamic, increasing by COP 12,926 billion and COP 7,843 billion, respectively. In 2009, economic growth slowed; credit demand was low, the loan portfolio decreased by COP 766 billion.

Over the past three years, deposits have been raised to fund the banking activity; COP 8,707 billion in 2011, COP 2,008 billion in 2010 and COP 2,695 billion in 2009. During 2009, liquidity was accumulated and was used during 2010.

Net income has been positive; COP 1,663 billion, COP 1,436 billion and COP 1,257 billion for 2011, 2010, and 2009, respectively. Negative operating cash flows for the past two years have been mainly related to the high growth of the loan portfolio that has been partially financed by long term debt since the bank seeks to complement its funding strategy using ordinary notes.

Investing Activities

During 2011, investing activities used cash; purchase of property plant and equipment increased by COP 1,098 billion, held to maturity debt securities and available for sale securities decreased by COP 204 billion and COP 598 billion respectively, the technological renewal program used COP 130 billion.

Held to maturity debt securities have used liquidity during 2009, 2010, and 2011 in similar amounts; COP 649 billion, COP 435 billion and COP 204 billion, respectively. The bank classifies part of its investments as held to maturity in order to manage interest rate risk, and a portion of these classifications are mandatory by the regulator.

Net purchase of property plant and equipment includes operating leases which are part of the business activity. In 2009, the increase was COP 203 billion; operating leases account for 92% of this growth. In 2010, the net purchase increased by COP 546 billion and 49% of that amount was operating leases. In 2011, this value was COP 1,098 billion; operating leases accounted for 45% of this growth.

The Bank has made investments related to the technological renewal program. During 2009, 2010 and 2011, COP 92 billion, COP 101 billion and COP 130 billion, respectively, have been invested in this program.

Financing Activities

Financing activities provided cash during 2011; overnight funding and interbank lending increased by COP 2,083 billion and, placement of long term debt increased by COP 4,342 billion. Cash was used in paying dividends to stockholders of COP 527 billion.

Overnight and interbank borrowings are used to complement the Bank’s funding strategy. In 2009, the use of these funds decreased by 3,003 billion due to the high liquidity. In 2010 and 2011, these sources of funding increased by COP 1,896 billion and COP 2,083 Billion respectively due to the high credit demand.

Structural funding is important to manage liquidity and interest rate risk; long term debt is part of the Bank’s funding structure. During 2009, 2010 and 2011, the bank raised funds by COP 676 billion, COP 1,654 billion and COP 4,342 billion respectively. Long term debt is issued in dollars and pesos to finance growth in both currencies.

Payments of dividends to stockholders’ has remained relatively constant, in 2009, 2010 and 2011, COP 492 billion, COP 502 billion and COP 527 billion respectively was paid.

Capital Position

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity amounted to COP 8,993 billion at the end of 2011, up 13% as compared to COP 7,947 billion in stockholders’ equity at the end of 2010. This increase is the net effect of paying out dividends, generating earnings during the year 2011 and all the other transactions that directly affect the stockholders’ equity.

In addition, on a consolidated basis, the Bank’s capital adequacy ratio was 12.5% as of December 31, 2011, lower than the 14.7% at the end of 2010 and the 13.2% as of December 31, 2009. The Bank’s capital adequacy ratio exceeded the requirements of the Colombian government and the Superintendency of Finance by 567 basis points. The basic capital ratio (Tier 1) was 8.99% and the tangible capital ratio, which is equal to stockholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.96% at the end of 2011. For a full description of our capital adequacy requirements, please see “Item 4. History and development of the company – B. Business Overview – B.7 – Supervision and Regulation”.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS	As of December 31,
Consolidated (COP million)	2011	%	2010	%	2009	%
Basic capital (Tier I)	6,979,026	8.99	6,343,769	10.32	5,726,319	10.40
Additional capital (Tier II)	2,696,112	3.47	2,673,679	4.35	1,559,977	2.83
Technical capital(1)	9,675,138		9,017,448		7,286,296
Risk weighted assets included market risk	77,651,096		61,449,661		55,084,655
CAPITAL ADEQUACY(2)	12.46%		14.67%		13.23%

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk weighted assets.

B.2.	FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

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

The Bank monitors treasury division activities through policies regarding management of liquidity, market, legal, credit and operational risks. Such policies are monitored by the Vice President of Risk Management. In order to be able to control market and liquidity risks, the Bank sets limits intended to keep its exposure levels and losses within certain ranges determined by the Bank’s board of directors. The Bank’s investment policies do not include restrictions regarding the maturity of the securities held in the portfolio, except those related to the liquidity portfolio.

Before taking any additional positions, the Bank’s treasury division also verifies, with respect to investments in local and in foreign currencies, the availability of funds for investment and each investment’s compatibility with the Bank’s liquidity structure.

As further described in “Item 11. Quantitative and Qualitative Disclosure About Market Risk”, the market risk stated in the treasury book is measured using methodologies of value at risk (VaR), and the position limits are based on the results of these methodologies. The Bank has defined VaR limits that follow a hierarchical structure, which avoid the concentration of market risk in certain groups of assets and also take advantage of portfolio diversification. In addition to VaR limits, the Bank also uses stop loss advisories to inform senior management when losses are close to certain established thresholds in the trading book. Moreover, for the options portfolio, the Bank has set limits based on the sensitivity of the portfolio to the underlying, volatility and interest rates. As part of its operation, the Bank holds cash and cash equivalents primarily in Colombian pesos and U.S. dollars. Nevertheless, those positions, as well as any other currency position, are determined by the treasury division in connection with the Bank’s currency risk assessment and management. Specifically, the Bank’s exposure to currency risk primarily arises from changes in the U.S. dollar/COP exchange rate. The exposure to currency risk is managed by the Bank’s treasury division. The Bank uses a VaR calculation to limit the exposure to currency risk of its balance sheet. These limits are supervised on a daily basis by the Bank’s Market Risk Management Office. The Bank’s treasury division manages a derivative portfolio which includes forward agreements in foreign currency with the purpose of hedging its currency exposure.

B.3.	COMMITMENT FOR CAPITAL EXPENDITURES

See “Item 4. Information on the Company – A. History and Development of the Company – Capital Expenditures and Divestitures”.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.	TREND INFORMATION

During 2011, net interest income grew 16% as net interest margins declined slighty and credit volumes increased. In addition, credit cost in 2011 was lower, as provision charges were below their historical relative level. Future levels of loan volumes, interest margins and cost of credit will be key drivers of the Bank’s performance. The following is a brief discussion of recent trends with regard to those three elements.

Loan Volume Performance

Gross loans and financial leases (i.e, before allowance for loans and financial lease losses) increased 26% during 2011.

Economic activity in Colombia and consumer confidence remained strong. As a result, demand in mortgages and consumer loans picked up vigorously and commercial loans kept growing. By the end of the year, commercial loans grew 23%, consumer loans grew 39%, small business loans loans grew 24%, leasing grew 23% and mortgages (including securitized mortgages) increased 18%, in each case from the level at the end of 2010.

Economic growth in El Salvador was slow in 2011 and Banco Agricola’s loan book expanded only 1.4% as there was weak demand from corporate and individuals; this generated a lagging effect in the Bank’s overall book.

USD denominated loans grew 30% during 2011.Corporations in Colombia and off shore financing, particularly in Central America, led the demand for this type of loan.

Debt issuances by Colombian companies were COP 8,841 billion in 2010 (down 36% from COP 13,796 billion in 2010), and non-financial firms issued about COP 1,347 billion (down 71% from COP 6,630 billion in 2010). Although during 2010 the Bank suffered the impact of corporations obtaining funding from local capital markets instead of loans, in 2011 the impact was less due to higher demand for funding and competitive interest rates offered by banks. Mid size companies and SMEs demanded more credit and that allowed the Bank to grow its loan portfolio.

Credit demand is expected to be strong in 2012 as the economy in Colombia continues to grow, and individuals and corporations demand consumer and commercial loans; and as the economy in El Salvador recovers from the crisis of 2008 - 2010.

Net Interest Margins

The majority of the Bank’s loan book has a variable rate (61% of loans have a maturity of more than a year and at variable rates) and the re-pricing pace of our assets tends to be faster than that of our liabilities. The interest rate increases in Colombia during the 2011 had an effect on the Bank’s net interest margins, as there was less pressure on them and went from 5.9% in the fourth quarter of 2010 to 5.6% in the fourth quarter of 2011.

The bank’s strategy during the year was to support the net interest margin by changing the mix of deposits and increasing the proportion of demand deposits (savings and checking accounts) which are less expensive than time deposits.

Ample liquidity, a more favorable deposit mix (one with a greater proportion of demand deposits) and potential increases in interest rates in the economy point toward stability in interest margins in 2012.

Cost of credit

For the year 2011, the cost of credit was 1.1% of average loans, lower than the 1.2% experienced in 2010 and the 2.6% in 2009. This lower level of credit cost was driven by lower deterioration in our loan portfolio and lower reserve additions across all credit segments, reflecting the better economic activity and stronger labor markets.

A good economic outlook and healthy new vintages of loans point towards a stable scenario for asset quality and provision burden in 2012.

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

At December 31, 2011, 2010 and 2009, outstanding letters of credits and bank guarantees issued by Bancolombia totaled COP 4,054,494 million, COP 3,198,143 million and COP 3,094,424 million, respectively.

The table below summarizes at December 31, 2011 and 2010 all of the Bank’s guarantees where the Bank is the guarantor. The total amount outstanding represents maximum potential amount (notional amounts) that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses.

Commissions received from these arrangements amounted to COP 27,644, COP 23,250 and COP 15,280 for 2011, 2010 and 2009 respectively. (For commitments to originate loans see Tabular disclosure of contractual obligations, for unused credit lines see Item 18. Note 17 Interbank Borrowings).

	Expire within one year At December 31,		Expire after one year At December 31,		Total amount outstanding At December 31,		Maximum potential amount of future losses At December 31,
	2011	2010	2011	2010	2011	2010	2011	2010
	COP millions
Financial standby letters of credit	1,756,346	1,146,617	782,291	540,354	2,538,637	1,686,971	2,538,637	1,686,971
Bank guarantees	1,010,425	1,111,606	505,432	399,566	1,515,857	1,511,172	1,515,857	1,511,172
Total (COP)	2,766,771	2,258,223	1,287,723	939,920	4,054,494	3,198,143	4,054,494	3,198,143

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows the Bank’s contractual obligations as of December 31, 2011:

Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(COP millions)
Long-term debt obligations	COP	10,463,067	COP	791,617	COP	1,837,605	COP	1,440,941	COP	6,392,904
Time deposits		18,157,077		14,172,896		2,406,978		837,598		739,605
Commitments to originate loans		2,414,124		2,414,124		-		-		-
Commitments of repurchase of investments		-		-		-		-		-
Employee benefit plans		244,028		19,905		32,367		44,020		147,736
Finance Leases Obligations		27,942		8,162		16,876		2,904		-
Operating Lease Obligations		1,582		527		1,055		-		-
Interbank Borrowings		4,130,915		3,732,462		335,793		33,408		29,252
Borrowings from domestic development banks		3,328,011		762,883		780,769		660,506		1,123,853
Total	COP	38,766,746	COP	21,902,576	COP	5,411,443	COP	3,019,377	COP	8,433,350

The amounts shown in the table include interest costs on debt. The Bank does not have any uncertain positions to report.

G.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following are considered critical accounting policies, given their significant impact on the financial condition and operating performance of the Bank. This information should be read together with Note 2. Summary of significant accounting policies of the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER COLOMBIAN GAAP

Evaluation of loan portfolio risk and determination of allowances for loan losses: Under Colombian GAAP, the Bank currently evaluates loan portfolio risk according to the rules issued by the Colombian Superintendency of Finance, which establishes qualitative and quantitative standards for assigning a risk category to individual assets. The qualitative analysis includes the evaluation of “potential weaknesses”, “deficiencies” or “serious deficiencies” based on the existence and magnitude of specific factors, according to the judgment of management. For the quantitative evaluation, the Bank first determines whether the loan has become due and then classifies the loan according to the number of days past-due.

Commercial and consumer loans are provisioned following standard models developed by the Colombian Superintendency of Finance. According to the models, the allowance for loan losses is stated through the calculation of the Expected Loss.

Small business loans and mortgage loans are provisioned considering a minimum allowance level for each credit category. In addition, a general allowance equal to 1% of the outstanding loan balance is required.

The Bank considers the accounting estimates used in the methodology to determine the allowance for loan losses to be “critical accounting estimates” because: (a) by its nature, the allowance requires the Bank to make judgments and assumptions regarding the Bank’s loan portfolio, (b) the methodology used in its determination is based on the existence and magnitude of determined factors that are not necessarily an indication of future losses and (c) the amount of the provision that is based on reference models for commercial and consumer portfolio and a percentage based on the risk category for small business loans and mortgage portfolio, although it is impossible to ensure that this percentage will exactly reflect the probability of loss.

Contingent Liabilities: The Bank is subject to contingent liabilities, including judicial, regulatory and arbitration proceedings and tax and other claims arising from the conduct of the Bank’s business activities. Under Colombian GAAP, reserves are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Contingencies are partially provisioned and are recorded when all the information available indicates that it is probable that the Bank will be required to make disbursements in the future for events that happened before the balance sheet date and the amounts may be reasonably estimated. The Bank engages internal and external experts (lawyers and actuaries) in assessing probability and in estimating any amounts involved.

Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved. Changes in these assessments can lead to changes in recorded reserves.

The Bank considers the estimates used to determine the reserves for contingent liabilities to be “critical accounting estimates” because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment, which will not necessarily coincide with the future outcome of the proceedings.

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

The Conavi/Corfinsura Merger was accounted for using the pooling of interests method in accordance with the methodology suggested by the Superintendency of Finance. The Sufinanciamiento (now Tuya S.A.), Comercia (now Factoring Bancolombia) and Banagrícola acquisitions were accounted for using the purchase method under Colombian GAAP.

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

Under Colombian GAAP, financial entities have to register amortization of goodwill.  According to the guidelines issued by the Superintendency of Finance, the goodwill should be amortized using the exponential method; however, other methods which provide a better association between revenues and expenses are permitted.  Since January 2008, the straight-line method has been used to amortize goodwill, since the Bank considers this method to provide a better association between the revenues and expenses corresponding to this investment. Under Colombian GAAP the Bank performs impairment test using discounted cash flow technique.

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

As of December 31, 2011, the Bank’s assets that were fair-valued using discounted cash flow techniques amounted to COP 3,083 billion and mainly included bonds and notes issued by the Colombian government or its entities and corporate debt securities.

As of December 31, 2011, derivative financial instruments were not recognized based on quoted prices and as a consequence, valuation techniques such as discounted cash flows, Black-Scholes and similar methodologies were performed to measure the estimated fair value, using where possible current market-based or independently sourced market parameters, such as interest rates, currency rates and forward curves based on transactions.

The estimated fair value of instruments based upon internally developed valuation techniques could vary if other valuation methods or assumptions were used.

As of December 31, 2011, our financial derivatives that were fair-valued using discounted cash flows and Black-Scholes techniques amounted net to COP 147 billion and mainly included market rate and interest rate swaps and forwards.

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

As of 2009 (effective date), when External Circular 047 of 2008 was issued, assets subject to portfolio securitizations could be derecognized as firm transfers or disposals providing the following conditions were fulfilled:

•	Assets assigned to securitizations must be transferred exclusively to securitization firms in order to set up Special-Purpose Vehicles (SPVs).

•	In the case of securitizations carried out by securitization firms or directly by credit establishments, the disposal of the corresponding assets must be carried out by separating the equity value of the securitized assets and creating the corresponding SPV.

•	The disposal or transfer of securitized assets must not be subject to any type of express or implicit cancellation clause or provision.

•	In transferring or disposing of these securitized assets, the total benefits and risks inherent or accruing from such assets must also have been totally transferred.

•	Under no circumstance shall the originator conserve discretionary rights to dispose of, control, limit, encumber, substitute, reacquire or use the assets thus transferred or disposed of.

Also, this new regulation provided that in cases where the transferor retains a positive residual interest, it may record as an investment the fair value of the residual interest subject to the conditions defined for this purpose in the applicable rules and regulations of the issue in question, with a balancing entry in the investment valuation income account. This value must be updated at least every year, on the anniversary of the date on which the SPV was set up and in any case on the closing date of the fiscal period in question. As a result of the above, the Bank has recognized retained interest as held to maturity debt securities in the amount of COP 95,749 and COP 77,057 as of December 31, 2011 and 2010 respectively.

Equity tax: Since 2007 Colombian tax regulations require companies to pay an annual special tax defined as “Equity tax”calculated based on their net assets established on their tax basis as of January 1 of each year at the statutory tax rate of 1.2%. The equity tax is in addition to corporate income tax. During 2010 and 2011 a new regulation required companies to calculate this tax only once for the subsequent four years as of January 1, 2011 at the tax rate of 6% and payable in 8 semi-annual installments over four years without interest. The equity tax calculated by companies in accordance with Colombian GAAP is recorded as a deferred asset to be amortized on a straight line basis over the four years proportionately against stockholders’ equity and income.

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

The application of tax legislation is subject to diverse interpretations on the part of both tax payers and the Colombian tax authorities (Dirección de Impuestos y Aduanas Nacionales).

When calculating deferred tax, the Bank considers future estimates, the figures recorded on its financial statements as well as applicable tax legislation.

However, the deferred tax asset is considered as a critical accounting policy, due to tax determinations involve estimates of profits and future taxable incomes that will be settled in future years; such estimates can be affected by changes on the economic conditions. The valuation allowance has been determined based on estimations of taxable income and the applications of the current fiscal laws.

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

In addition, if necessary, a specific allowance for loan losses is established for non-impaired individual loans, based on statistic modeling, recent backtesting results, expectations about the economy’s behavior, recent and future loss experience, credit scores, the risk characteristics of the various classifications of loans and other factors directly influencing the potential collectability and affecting the quality of the loan portfolio.

Determining the allowance for loan losses requires a significant amount of management judgment and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received.

To calculate the allowance required for smaller-balance impaired loans and unimpaired loans, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type (commercial and consumer/ microcredit and mortgage) and thus for homogeneous groups of clients depending on their scoring and portfolio segment. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment and any other pertinent information that may affect the estimation of the allowance for loan losses.

Allowances on homogeneous loan portfolios are established based on probability of default, which is defined as the probability that the debtor within a specific loan portfolio or segment and rating, will default on their obligations within the next twelve (12) months. Under U.S. GAAP, this probability of default is determined by analyzing estimated defaults or foreclosures based on portfolio trends, historical losses, client’s payment behavior with past-due loans greater than 90 days, delinquencies, bankruptcies, economic conditions and credit scores.

A one-percent decrease in the expected cash flows could result in an impairment of the portfolio of approximately COP 8,551 million. These sensitivity analyses do not represent management’s expectations of the decline in risk ratings or the increases in loss rates, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. The Bank believes the risk ratings and loss severities currently in use are appropriate and represent management’s expectations about the credit risk inherent in its loan portfolio.

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

Goodwill and Intangibles Recognized Upon Business Combinations: Under U.S. GAAP, for business acquisitions occurred before January 1, 2009, goodwill was measured as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. Since January 1, 2009 goodwill has been measured as the excess of the sum of the consideration transferred, the fair value of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. The Bank tests goodwill recognized upon business combinations for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. A reporting unit is defined as an operating segment or one level below an operating segment; which is a business component that earns revenues and incurs expenses, whose operating results are regularly reviewed by management to assess performance and allocate resources. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit. Fair value is determined by management by reference to market value, if available, by pricing models, or with the assistance of a qualified evaluator. Determination of fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the reporting unit; estimation of the fair value of reporting units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

The amount of goodwill allocated to the reporting unit and the key assumptions used by management in determining the fair value are:

Reporting segments	Reporting Unit	Goodwill 2011		Valuation Methodology	Key Assumptions	Discount Rate (real)	Growth rate (real)
Banking El Salvador	Banco agrícola	COP	576,642	Cash flow	10 years plan	10%	1.25%
Banking Colombia	Bancolombia Tuya and Factoring(1)		428,040	Cash flow	10 years plan	8.95%	4.02%
Leasing	Leasing Bancolombia		54,238	Cash flow	10 years plan	8.95%	4.02%
Pension and Insurance(2)	Aseguradora Suiza		25,082	Cash flow	10 years plan	11%	0%
Trust	Fiduciaria Bancolombia		2,493	Cash flow	10 years plan	8.95%	4.02%
Investment Banking	Banca de Inversión		132,273	Cash flow	10 years plan	8.95%	4.02%
Brokerage	Valores Bancolombia		43,722	Cash flow	10 years plan	8.95%	4.02%
Off Shore	Bancolombia Puerto Rico		31,534	Cash flow	10 years plan	8.95%	4.02%
All Other Segments	Inversiones CFNS	COP	1,330	Cash flow	10 years plan	8.95%	4.02%

(1)	In 2009, the Bank has performed the impairment test of Factoring Bancolombia’s goodwill and concluded there was impairment. The impairment loss has been recorded to the extent of carrying amount of the goodwill. There are no reporting units close to failing the first step of the impairment test performed during 2011.
(2)	During 2011, the Bank agreed to sell 99.99% of their shares of capital stock in AFP Crecer and took away the amount recorded as goodwill. See Note 31, q) Discontinued operations.

The changes in the organizational structure resulted in the creation of new reporting segments in 2010. As a result, the Bank identified new reporting units as required under ASC 350, Intangibles— Goodwill and Other. Goodwill affected by the reorganization has been reassigned from seven reporting units to nine. There are no reporting units close to failing the first step of the impairment test performed during 2011.

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

As of December 31, 2011, a hundred basis points increase in our own credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in an increase of the associated adjustment of approximately COP 303 million in 2011. On the other hand, a hundred basis points increase in the counterparty credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in an increase of the associated adjustment of approximately COP 7,566 million in 2011. These sensitivity analyses do not represent management’s expectations of the changes in the counterparties’ credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

c.	Loans

The Bank is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair-value measurements in accordance with U.S. GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Bank records nonrecurring adjustments for including certain impairment amounts for collateral-dependent loans calculated in accordance with ASC 450 Contingencies when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. Estimates of fair value used for collateral supporting loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. Loans subject to nonrecurring fair value measurement were COP 238,228 million at December 31, 2011 classified as Level 3. Changes in fair value recognized for loan impairment reserves on loans held by the Bank on December 31, 2011 represented impairment losses for COP 83,968 million for the period ended December 31, 2011.

d.	Other than Temporary Impairment

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

The Bank has determined that unrealized losses on investments as of December 31, 2011 are temporary in nature because it does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost.

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

Securitizations: Before 2010, if SPE activities were sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the trust was not consolidated by the seller of the transferred assets. Additionally, under ASC 810 Consolidation, if trusts other than QSPEs met the definition of a variable interest entity (VIE), the Bank evaluated whether the bank was the primary beneficiary of the trust and, if so, consolidated the trust. For U.S. GAAP purposes, since the activities of some vehicles were not sufficiently restricted to meet certain accounting requirements in order to be considered a QSPE, these vehicles were deemed variable interest entities in accordance with ASC 810 and therefore, in those cases where the Bank holds the majority of the residual interests in these vehicles, the Bank concluded it was the primary beneficiary as the party that expects to absorb the majority of the expected losses of such vehicles.

Under U.S. GAAP, beginning in 2010, the Bank adopted the new standard established in ASC 810 “Accounting for transfers of financial assets”. Under the new standard, there are two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under U.S. GAAP, resulting in the transferred assets being removed from the Bank’s consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in the Bank’s consolidated balance sheet. The second key determination to be made is whether the securitization vehicle must be consolidated and included in our consolidated balance sheet or whether such securitization vehicle is sufficiently independent that it does not need to be consolidated. This change in accounting principle did not have a material effect to the Bank’s U.S. GAAP disclosures.

Under ASC 810 Consolidation, in order to determine if trusts other than SPEs meet the definition of a variable interest entity (VIE), the Bank must evaluate whether the Bank is the primary beneficiary of the trust and, if so, must consolidate the trust. In those cases where the Bank holds the majority of the residual interests in these vehicles, the Bank concludes it is the primary beneficiary as the party that receives benefits or absorbs losses that could potentially be significant to the VIE and the Bank consolidates the trust.

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

The table below presents a summary of the assets and liabilities of VIEs of the securitizations of performing loans which have been consolidated on the Bank’s balance sheet at December 31, 2011 and 2010:

	2011		2010
Assets	COP	3,022,500	COP	3,957,769
Liabilities		1,636,952		2,244,528
Allowance for loans losses	COP	144,036	COP	162,443

The allowance for loan losses represents the management’s estimate of probable losses inherent in the portfolio.

H.	RECENT U.S. GAAP PRONOUNCEMENTS

In December 2011, FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” to effectively defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities. All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011.

In December 2011, FASB issued ASU 2011-11, “Disclosures about offsetting assets and liabilities (Topic 210)”, to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this Update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Management is currently evaluating the impact the ASU 2011-11 would have on the Bank’s financial statement and U.S. GAAP disclosures.

In December 2011, FASB issued ASU 2011-10, “Derecognition of in substance Real Estate (Topic 360)”, to resolve the diversity in practice about whether the guidance in sup-topic 360-20 applies to a parent that ceases to have a controlling interest in a subsidiary that is in substance real estate. The amendments are effective for fiscal years, and interim periods within those years beginning on or after December 15, 2013. Early adoption is permitted. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for reporting period ending on December 31, 2011.

In September 2011, FASB issued ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350)”, to simplify how entities, both public and nonpublic, test goodwill for impairment.  The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

In June 2011, FASB issued ASU 2011-05, “Comprehensive Income (Topic 220)”, to clarify that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

In May 2011, FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, as a result of the work developed by the FASB and the IASB to expand common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). The amendments in this update requires additional disclosures including the following: (1) Information about transfers between Level 1 and Level 2 of the fair value hierarchy, (2) Information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs, (3) The categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Management is currently evaluating the impact the ASU 2011-04 would have on the Bank‘s financial statement and U.S. GAAP disclosures.

In April 2011, FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements”, to improve the accounting for repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The amendments in this update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in this update. The guidance in this update is effective for the first interim or annual period beginning on or after December 15, 2011.

In April 2011, FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”, to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance requires for creditors to evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications and restructurings being considered troubled debt restructurings. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor’s guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. As a result of applying these amendments, management believes that new considerations applied in its U.S. GAAP disclosures and financial information have not impacted significantly the Bank’s disclosures.

In January 2011, FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in ASU 2010-20”, to temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU 2010-20 for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. Under the existing effective date in ASU 2010-20, the Bank would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010. According to ASU 2011-02, the amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. As a result of applying these amendments, management believes that new considerations applied in its U.S. GAAP disclosures and financial information have not impacted significantly the Bank’s disclosures.

In December 2010, the FASB issued ASU 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations”, to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. Paragraph 805-10-50-2(h) requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15; 2010.The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for reporting period ending on December 31, 2011.

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

In October 2010, the FASB issued ASU 2010-26 “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”, to specify that the following costs incurred in the acquisition of new and renewal contracts should be capitalized: (1) Incremental direct costs of contract acquisition and (2) Certain costs related directly to the following acquisition activities performed by the insurer for the contract: a. Underwriting, b. Policy issuance and processing, c. Medical and inspection, d. Sales force contract selling. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The amendments in this update should be applied prospectively upon adoption. The Bank is currently analyzing the effect that this ASU will have on its U.S. GAAP disclosures and financial information.

In August 2010, the FASB issued ASU 2010-22 to amend various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics related to: Form of condensed financial statements, Debt Issue Costs in Conjunction with a Business Combination, Business Combinations Prior to an Initial Public Offering, Accounting for Divestiture of a Subsidiary, and other topics. The proposed amendments do not include an effective date, applications must be considered after publication. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank.

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

In July 2010, the FASB issued ASU 2010-20, to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class of financing receivable certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The modified or new disclosures are presented in Note 31, e) “Allowances for loans losses, financial lease losses, foreclosed assets and other receivables” to the Consolidated Financial Statements.

In April 2010, the FASB issued ASU 2010-18, to clarify that modifications of loans that are accounted for within a pool under Subtopic ASC 310-30, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments in this update did not require additional disclosures. This ASU was effective for modifications occurring in the first interim or annual period ending on or after July 15, 2010. The amendments did not have a material impact in the Bank’s U.S. GAAP financial information.

In April 2010, the FASB issued ASU 2010-13, to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010, and should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. This amendment will not have a significant impact on the U.S. GAAP disclosures and financial information.

In March 2010, the FASB issued ASU 2010-11 “Scope Exception Related to Embedded Credit Derivatives”.  The ASU clarifies that those contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another are not included into the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9.

In February 2010, the FASB issued ASU 2010-10, to defer the effective date of the amendments to the consolidation requirements made by ASC 810-10 to a reporting entity’s interest in certain types of entities and clarify other aspects of the ASC 810-10 amendments. The ASU also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the ASU also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest.  ASC 810-10 was adopted on January 1, 2010.  See in Note 31, e) “Allowance for loan losses, financial leases, foreclosed assets and other receivables” to the Consolidated Financial Statements for its impact on the Bank’s U.S. GAAP disclosures and financial information.

In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”. This ASU addresses both the interaction of the requirements of Topic 855, Subsequent Events, with the SEC’s reporting requirements and the intended breadth of the reissuance disclosures provision related to subsequent events (paragraph 855-10-50-4). The Bank has adopted the appropriate measures to evaluate subsequent events through the date that the financial statements are issued.

In January 2010, the FASB issued ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, the ASU amended guidance on employers’ disclosures about post retirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU was effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Bank has provided the disclosures required in Note 31, t) “Estimated Fair Value of Financial Instrument” to the Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

As of March 30, 2011, the following persons acted as directors and senior management of the Bank:

Directors

David Emilio Bojanini García was born in 1956. He has been the Chief Executive Officer of Grupo de Inversiones Suramericana S.A. since September 2006 and was the CEO of Administradora de Fondos de Pensiones y Cesantías “Protección S.A.” from 1991 to September 2006. Before that time, he was Actuarial Manager in Suramericana de Seguros S.A. Currently he is a member of the board of directors of Bancolombia, Grupo Inversiones Nacional de Chocolates, Inversiones Argos S.A. and Suramericana S.A. He is also part of the l Board of Directors of Proantioquia and the Privy Council for Competitiveness. He is a member of the Consejo Empresarial de América Latina – CEAL (Business Council for Latin America) as well as a member of the board of directors the Empresarios por la Educación Foundation, El Cinco Foundation and Mi Sangre Foundation, among others.

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

Sergio Restrepo Isaza was born in 1961. He has been the Vice President of Capital Markets of Bancolombia since December 2011. Previously he was Vice President of Corporate Development since the Conavi/Corfinsura merger was completed on July 30, 2005. Mr. Restrepo was President (CEO) of Corfinsura since 2004 and held various managerial positions at Corfinsura such as Vice President of Investment Banking from 1996 to 2004, Vice President of Investment and International Affairs from 1993 to 1996, and prior to that, Assistant to the CEO, Regional Manager, International Sub-manager and Project Director. Mr. Restrepo Isaza holds a B.A. degree from Universidad EAFIT and a Master of Science in Management degree from Stanford University.

Juan Carlos Mora Uribe was born in 1965. He is the Vice President of Corporate Services. Previously he was the Risk Management Vice President of Bancolombia between July 2005 and March 2011 when he was designated as Technology and Innova Vice President. He served as the Vice President of Operations of Corfinsura since 2003 and held various positions within the corporation such as Corporate Finance Manager from 1995 to 2003, account executive from 1992 to 1995 and credit analyst from 1991 to 1992. Mr. Mora Uribe holds a B.A. degree from Universidad EAFIT and an M.B.A. degree from Babson College.

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

Jaime Alberto Velásquez Botero was born in 1960. He has been the interim Vice President of Corporate Development since December 2011. Previously he held the position of Vice President of Finance of Bancolombia since 1997. Mr Velasquez holds an economic degree from Universiad de Antioquia. From 1989 through 1997, he held several managerial positions in the Economic Department and Investor Relations Department of the Bank. Previously, he worked at C.I. Banacol from 1987 to 1989. Mr. Velásquez Botero holds an Economics Degree from Universidad de Antioquia.

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

Augusto Restrepo Gómez was born in 1962. He has been Vice President of Human Resources since April 2011. Previously he held the position of Administrative Vice President of Bancolombia between August 2007 and 2011.Mr. Restrepo Gómez has worked in Bancolombia for 27 years holding several positions at different departments of Bancolombia such as analyst, sub-manager, chief of department and regional manager. Most recently he was the Administratve Vice President of Bancolombia. He is also member of the board of directors of ACH Colombia S.A., Multienlace S.A., Todo 1 Colombia S.A. and Redeban Multicolor S.A. Mr. Restrepo Gómez holds a B.A. degree from the Universidad Cooperativa de Colombia, and obtained a post graduate degree in Marketing from Universidad EAFIT. His post-graduate education also includes among others, courses in Advanced Management from Universidad de los Andes and Universidad de la Sabana.

Luis Fernando Montoya Cusso was born in 1954. He has been the Vice President of Operations since 1998. Since 1983, he has occupied several positions at Bancolombia, including Manager of Cúcuta Region from 1983 to 1985, Northern Region from 1986 to 1991, Bogota Region from 1991 to 1993, and Operations Manager. Mr. Montoya Cusso holds a B.A. degree from Universidad EAFIT.

Luis Fernando Muñoz Serna was born in 1956. He has been the Vice President of Construction Mortgage Banking since the Conavi/Corfinsura merger that was completed on July 30, 2005. He joined Conavi in 1989 as Regional Manager for Bogota, holding various positions at Conavi such as Vice President of Business Development and Vice President of Corporate Banking since 1994. Previously, Mr. Muñoz Serna worked as Branch Manager for the main office of BIC in Bogota from 1983 to 1989 and Branch Manager for the main office of Banco Real de Colombia in Bogota from April to October 1989. Mr. Muñoz Serna holds an industrial engineering degree from Pontificia Universidad Javeriana.

Luis Arturo Penagos Londoño was born in 1950. He has been the Vice President in charge of overseeing the implementation of the new organizational structure of the Bank since October 2011. He was previously the Internal Auditor of Conavi since 1993 and the Compliance Officer since 1996. He was the CEO of El Mundo newspaper from 1990 to 1991 and the external auditor of Uniban S.A. from 1980 to 1983. He also worked as audit assistant to Coltejer S.A. from 1977 to 1990 and was the Dean of the B.A. Department of Universidad EAFIT from 1983 to 1993. Mr. Penagos Londoño is a CPA from Universidad de Antioquia. He holds an MBA degree, a specialization diploma in Systems Audit from Universidad EAFIT and a specialization diploma in Money Laundering prevention from Salamanca University.

Carlos Alberto Rodriguez López was born in 1967. He has been the International Vice President since October 2011. Previously he held the position of Vice President of Treasury since March of 2008. Among other positions, he has been Director of the Market Transactions Department of the Central Bank, General Director of Public Credit and National Treasury, Vice President of Market Development of the Colombian Stock Exchange, and Chief Financial officer (CFO) at Interconexion Electrica S.A. (ISA). He has also been a professor at Universidad de los Andes. Mr. Rodriguez López holds undergraduate and post-graduate degrees in economics from Universidad de los Andes and an MBA from Insead (France).

Carmenza Henao Tisnes was born in 1960. She was appointed as Interim Vice President of Internal Audit in April 2011. Mrs. Henao has worked at Bancolombia for 28 years holding several positions at different departments of Bancolombia such as analyst and manager of audit technology. Most recently she was the Audit National Manager of Bancolombia Banches. She has also been a professor at universities including Universidad EAFIT, Universidad Pontificia Bolivariana, Universidad de Medellin and Universidad San Buenaventura. Mrs. Henao Tisnes is a system engineer and specialized in Finance at Universidad Eafit.

Rodrigo Prieto Uribe was born in 1973. He was appointed as Risk Management Vice President of Bancolombia in March 2011. Mr. Prieto has worked at Bancolombia for 12 years holding several positions at different departments of Bancolombia such as analyst, manager of risk administration, planning manager and manager of Capital allocation and risk quantification. Most recently he was the director of planning and projects. He has also been a professor at universities including Universidad EAFIT, Escuela de Ingenieria de Antioquia and Universidad de los Andes. Mr. Prieto Uribe is a civil engineer and has a Master’s degree in Economics from Universidad de los Andes and a Master’s degree in Finance Instituto Tecnológico y de Estudios Superiores de Monterrey.

María Cristina Calderón Betancur was born in 1958. She was appointed as Vice President of Technology in October 2011. Mrs. Calderón holds a Systems Engineering degree and a post graduate degree in Finance from EAFIT. She was Director of the Client Applications Development during the merger of BIC and Banco de Colombia. She directed the Portfolio Unit and was subsequently in charge of the Integration Project of Conavi, Corfinsura and Bancolombia and was Products Unit Director of Bancolombia until 2008. Mrs. Calderon has been leading the technological renovation program of Bancolombia since 2008.

Jose Humberto Acosta Martin was born in 1962. He was appointed as an interim Vice President of Finance in December 2011. Mr. Acosta has been serving as Director of International Banking since 2005 and previously served as International Division Manager at Corfinsura, Methods and Organization Division Manager and General Manager of Mergers, among others. Mr. Acosta holds a degree in Business Administration from the Universidad Externado de Colombia and an MBA of the Universidad de la Sabana.

Hernan Alonso Alzate Arias was born in 1971. He was appointed as Vice President of Tresury in October 2011. He had previously held positions as Chief of Sales of Scotiabank Colombia S.A from 2007 to 2008 and Director of Financial Resources of ISA from 1996 to 2007. Mr. Alzate Arias holds a degree in Business Administration from EAFIT University in Medellin, a MBM in Finance from State University of New York, and he is a specialist in Economy from Los Andes Univesity in Bogota. He also studied at the London Financial Studies: “Advanced Interest Rate Derivatives and Advanded Option Trading & RM with Simple Exotics”.

Jorge Ivan Otalvaro Tobon was born in 1973. He was appointed as Administrative Vice President of Bancolombia in October 2011. Mr. Otalvaro Tobon worked in Bancolombia for 14 years holding several positions at different departments of Bancolombia such as Director of Strategy, Director of Solutions. Previously he held some positions in Corfinsura before the merge such as Credit Analyst, Marketing Analyst, Project Chief and Technology Manager. Mr. Otalvaro holds a degree in Business Administration from EAFIT University in Medellin, a MBA in Business School from the IE in Madrid, España and a Master´s degree in Senior Manangement from Los Andes University.

María Cristina Arrastía Uribe was born in 1965. She has been the Vice President of Consumer and Household Credit since Octuber 2011. Previously she held several positions in Bancolombia since 1992 such as Deputy Manager in the Money Table of Bancolombia, Regional Manager of Personal and SME´s Banking, Regional Manager of Corporative Banking and President of SUFI. She also held the position of Credit Executive in Bancafe. Mrs Arrastía Uribe holds a degree in Business Administration from EAFIT University in Medellin.

Fuad Velasco Juri was born in 1973. He was appointed President of Corporate and Government Banking – Bogotá in March 2012. Previusly Mr. Velasco was the President of Fiduciaria Bancolombia since 2005. Mr. Velasco holds a degree in Economics from the United States Air Force Academy and a Master in Business Administration with an emphasis in finance from Maryland University. Mr. Velasco also participated in the CEO Management Program at Kellogg School of Management and the Strategic Thinking and Management for Competitive Advantage Program at the University of Pennsylvania.

There are no family relationships between the directors and senior management of Bancolombia listed above.

No arrangements or understandings have been made by major stockholers, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

During 2011 the Bank paid each director a fee of COP 3.1 million approximately per month for sitting on the Board, and another fee of COP 3.1 million approximately for attending each session of the committees. The members of the Board of Directors who belong to other advisory committees were paid additional monthly fees ranging from COP 3 million to COP 5.2million.

The directors received no other compensation or benefits.There is no stock option plan for directors. Consistent with Colombian law, the Bank does not make public information regarding the compensation of the Bank’s individual officers. The Bank’s stockholders may request that information during the period preceding the annual general stockholders’ meeting. The aggregate amount of remuneration paid by the Bank and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2011 was COP 48.35 billion. A total of COP 8.04 billion was paid by the Bank in 2011 to senior managers who retired from the company during the year.

The Board of Directors approves the salary increases for vice presidents and authorizes the CEO to readjust the salary of the remaining employees.

The Bank has established an incentive compensation plan that awards bonuses semi-annually to its management employees. In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of the Bank and its executives’ achievement of their individual goals. The Bank’s variable compensation has deferred elements and depending on the amount awarded, the bonuses are payable in cash and as a combination of cash, a right to receive in three years an amount in cash determined with reference to the value of the Bank’s stocks and an entitlement to a share in a pool of unvested bonuses. The pool of unvested bonuses is an account of preliminary bonuses, payable once it is established that the results that are the basis of such bonuses have been sustained over time and were not the result of a particular, extraordinary transaction that does not reflect better performance, according to guidelines designed by the Bank. Such elements are solely paid when certain future profits are obtained. This incentive compensation plan is not in the form of stock options.

The Bank paid a total of COP 1,083 billion for salaries of personnel employed directly by the Bank and senior management of its affiliates. The sum of COP 45.61 approximately billion that was paid for the incentive compensation plan was included in the total amount.

As of December 31, 2011, the Bank had provisioned the 97.54% of actuarial obligation corresponding to retirement pension’s payable by the Bank, which amounted to COP 118.59 billion. Decree 4565 of 2010 established the year 2029 as the deadline for amortization.

C.	BOARD PRACTICES

The Board of Directors is composed of the following members for the April 2011- March 2013 period: Name	First Elected to the Board		Term Expires
David Bojanini García	2006		2013
José Alberto Vélez Cadavid	1996		2013
Carlos Enrique Piedrahita Arocha	1994	(1)	2013
Gonzalo Alberto Pérez Rojas	2004	(2)	2013
Ricardo Sierra Moreno	1996	(3)	2013
Alejandro Gaviria Uribe	2005		2013
Rafael Martinez Villegas	2010		2013

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

Name	Period Served
President
Carlos Raúl Yepes Jimenez	Since 2011

Vice Presidents
Sergio Restrepo Isaza	Since 2005
Jaime Alberto Velásquez Botero	Since 1997
Juan Carlos Mora Uribe	Since 2005
Mauricio Rosillo Rojas	Since 2008
Santiago Pérez Moreno	Since 1989
Gonzalo Toro Bridge	Since 1998
Luis Fernando Muñoz Serna	Since 2005
Jose Humberto Acosta Mantín	Since 2011
Hernán Alonso Alzate Arias	Since 2011
Augusto Restrepo Gómez	Since 2007
Luis Fernando Montoya Cusso	Since 1998
Carlos Alberto Rodriguez López	Since 2008
Rodrigo Prieto Uribe	Since 2011
María Cristina Calderon Betancur	Since 2011
Jorge Iván Otálvaro Tobón	Since 2011
Carmenza Henao Tisnes (Interim)	Since 2011
María Cristina Arrastía Uribe	Since 2011
Fuad Velasco Juri	Since 2012
Luis Arturo Penagos Londoño	Since 2006

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

Designation, Compensation and Development Committee

This Committee is composed of two members of the Board of Directors elected by it. The Vice-president of Human Relations of the Bank acts as Secretary of this Committee.

The Designation, Compensation and Development Committee determines the policies and provisions for the hiring, remuneration, compensation, and development of Management and key personnel of the Bank. Likewise, it continuously surveys the goals of the different compensation programs with regard to the performance of the officers, and it assesses the efficacy of such programs.

The duties of the Designation, Compensation and Development Committee are: (i) Defining the administration policies of human resources, establishing the selection, evaluation, compensation, and development processes for top management, determining their goals; (ii) determining the objective criteria under which the Bank hires its principal officers; (iii) proposing objective criteria under which the Bank hires senior management and designs succession plans; (iv) evaluating the performance of senior management and (v) issuing recommendations for the board of directors of the Bank concerning appointments and compensation of the President and senior management.

The members of the Designation, Compensation and Development committee are Ricardo Sierra Moreno, Carlos Enrique Piedrahita Arocha, David Bojanini Garcia and Jose Alberto Velez Cadavid.

D.	EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

As of December 31	Total number of employees employed by Bancolombia and its consolidated Subsidiaries	Number of employees employed by Bancolombia and Bancolombia Miami Agency
2011	23,765	16,982
2010	22,992	16,209
2009	21,201	14,583

As of December 31, 2011, Bancolombia and its consolidated subsidiaries had 23,765 employees of which 16,982 were employed directly by the Bank. Of the 16,982 employees directly contracted by the Bank, 11,697 are operations personnel and 5,285 are management employees. Of the 16,982 employees, approximately 24.75% are located in the Bogota Region, 12.87% in the South Region, 16.28% in the Antioquia Region, 24.47% in the Medellin headquarters, 11.92% in the Central Region, 9.59% in the Caribbean Region and 0.12% in the Miami Agency. During 2011, the Bank employed an average of 99 employees per month through temporary personnel service companies.

Of the employees directly employed by Bancolombia, approximately 13.12% are part of a labor union called Sintrabancol, 9.86% are members of an industry union called Uneb, and 0.64% belong to an industry labor union called Sintraenfi. A collective bargaining agreement was reached with Uneb and Sintrabancol in October, 2011. The agreement has been in effect since November 1, 2011 and is set to expire on October 31, 2014. This agreement applies to approximately 11,683 employees regardless of whether they are members of a union. Sintranefi, which is composed of approximately 109 employees, did not take part in the collective bargaining agreement; however, the terms of the agreement apply to its members.

The Agreement improves the competitiveness of the salaries of the Bank’s employees, as well as their income and purchasing power. The Agreement also reflects the Bank’s commitment with the wellbeing of its employees, as a principal component for achieving its strategic goals.

The most important economic aspects of the Agreement are:

1. A pay increase of 7% for the first year. For the second year, the increase will be equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian statistical bureau (“DANE”) for the period between November 2011 and October 2012, plus 150 basis points. For the third year, the increase will be equal to the IPC variation, for the period between November 2012 and October 2013, plus 180 basis points.

For the salary increases corresponding to the second and the third year in which the current collective bargaining agreement is in place, the Bank will apply whichever is greatest between the variation of the national Consumer Price Index (IPC) for the last twelve months, and the variation of the national IPC for the period between October 31 and December 31 of the year in question. The same criteria will be applied for the subsidies and benefits associated to salary increases.

2. Improved benefits for the Bank’s covered employees, including increases in the amounts of individual housing loans, tuition aid fund, health insurance coverage, transportation and food assistance.

With the execution of the Agreement, the Bank, Uneb and Sintrabancol continue to work on the consolidation of long-term labor relationships based on mutual trust and respect.

E.	SHARE OWNERSHIP

The following directors and managers owned common shares in Bancolombia as of December 31, 2011: David Bojanini García, Rafael Martinez Villegas, Ricardo Sierra Moreno, Gonzalo Alberto Pérez Rojas, Sergio Restrepo Isaza, Carlos Alberto Rodríguez López and Gonzalo Toro Bridge. None of their shareholdings, individually or in the aggregate, exceeded 1% of Bancolombia’s outstanding common shares.

The following managers owned preferred shares in Bancolombia as of December 31, 2011: Sergio Restrepo Isaza, and Luis Santiago Pérez Moreno. None of their shareholdings exceeds 1% of Bancolombia’s outstanding preferred shares.

As of December 31, 2010, there were no outstanding options to acquire any of Bancolombia’s outstanding common shares or preferred shares.

ITEM 7.	MAJOR STOCKHOLDERs AND RELATED PARTY TRANSACTIONS

A.	MAJOR STOCKHOLDERS

In accordance with the Bank’s by-laws, there are two classes of stock authorized and outstanding: common shares and preferred shares. Each common share entitles its holder to one vote at meetings of the Bank’s stockholders’, and there are no differences in the voting rights conferred by any of the common shares. Under the Bank’s by-laws and Colombian corporate law, holders of preferred shares (and consequently, holders of ADRs) have no voting rights in respect of preferred shares, other than in limited circumstances as described in “Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares”.

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of February 29, 2012. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

Name	Common Shares	Preferred Shares	% Ownership of Common Shares(1)	% Ownership of Preferred Shares(1)	% Ownership of Total Shares(1)

Grupo de Inversiones Suramericana S.A (2)	228,096,973	55,072	44.75%	0.02%	26.78%
Inversiones Argos S.A.(3)	38,640,522	-	7.58%	0.00%	4.54%
ADR Program	-	189,818,128	0.00%	55.48%	22.28%
Fondo de Pensiones Obligatorias Protección S.A.	9,832,860	26,289,290	1.93%	7.68%	4.24%
Fondo de Pensiones Obligatorias Porvenir Moderado	37,489,547	14,886,433	7.36%	4.35%	6.15%

(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.
(2)	Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Portafolio de Inversiones Suramericana S.A. (en liquidacion), Fideicomiso Cititrust - Suramericana II, Inversiones y Construcciones Estrategicas S.A, Cia. Suramericana de Seguros de Vida S.A., Cia. Suramericana de seguros S.A, Suratep.
(3)	Represents ownership of Inversiones Argos S.A. directly and through subsidiary Cementos Argos S.A.

As of February 29, 2012, a total of 509,704,584 common shares and 342,122,416 preferred shares were registered in the Bank’s stockholder registry in the name of 18,872 stockholders. A total of 189,818,128 representing 55.48% of preferred shares were part of the ADR Program and were held by 41 record holders registered in the Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year the Bank’s ADR program changed its percentage ownership of the Bank increasing from 19.60% as of February 28, 2011 to 22.28% by the end of February 2012 as depositary receipts were created throughout the period, and in particular as a product of the preferred stock issuance that took place in February 2012. In addition, Fondo de Pensiones Obligatorias Protección, a Colombian private pension fund manager, decreased its percentage ownership slightly to 4.24% as of February 29, 2012 compared to 4.75% as of February 28, 2011; and Fondo de Pensiones Obligatorias Porvenir Moderado Colombian private pension fund manager increased its percentage of ownership to 6.15% as of February 29, 2012 compared to 5.23%, as of February 28, 2011.

There are no arrangements known to the Bank which may at a subsequent date result in a change in control of the company.

To the extent known to the Bank, and in accordance with Colombian law, Bancolombia is not directly or indirectly owned or controlled by any other entity or person.

B.	RELATED PARTY TRANSACTIONS

Related Parties, for the purpose of this item, means the Bank’s Subsidiaries, the senior management of both the Bank and its Subsidiaries, the Bank’s stockholders’ having a participation equal to or above ten percent (10%) of the capital of the Bank, and all companies where the Bank has a participation equal to or above ten percent (10%) of their capital.

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

According to the provisions of the Code of Commerce of Colombia, neither the Bank’s directors nor the management may directly or indirectly, purchase or sell shares issued by the Bank while they remain in their offices, except when said transactions are (i) carried out for reasons other than purely speculative and with due authorization from the board of directors, which shall be granted by the affirmative vote of two thirds of its members, excluding that of the person requesting such authorization, or (ii) when the board of directors should consider such transactions to be convenient and the stockholders shall have authorized such transactions with the affirmative vote of its ordinary majority as provided in the Bank’s by-laws, excluding the vote of the person requesting such authorization.

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

According to Article 122 of Decree 663 of 1993, transactions that should be determined by the Colombian Government as carried out by credit institutions with their stockholders holding 5% or more of the subscribed capital, with their managers, as well as those carried out with spouses and relatives of stockholders and managers with up to a second degree of consanguinity or affinity, or of a single civil status, shall require the unanimous affirmative vote on the part of the members of the board of directors attending the corresponding meeting. In the minutes of this meeting no condition may be agreed upon that is different from that otherwise used by the entity with regard to the public, according to the type of transaction in question, except those transactions that are carried out with managers to address health, education, housing and transport issues according to the rules and regulations that the board of directors should determine in a general fashion for such purpose. To grant this type of credit, the Bank must verify that regulations concerning limits of credit and concentration of risks are not violated.

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

Bancolombia, on a non-consolidated basis, had a total amount of COP 1,365,375 million in loans outstanding to related parties as of February 29, 2012. The principal amounts outstandings as of February 29, 2012 includes in this amount are:

Entitiy	Amount outstanding		Accrued Interest		Average Interest rate
Cementos Argos S.A.	COP	490,927	COP	6,544	7.02%
Inversiones Argos S.A.		469,879		1,764	4.16%
FCP Fondo Inmobiliario Colombia		234,451		334	8.49%

2011

	Enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company and associates		Key management personnel
	(COP million)
Balance Sheet
Investment securities		583,501		-
Loans		1,227,013		52,013
Customers’ acceptances and derivatives		14,715		6
Accounts receivable		66,424		654
Total	COP	1,891,653	COP	52,673

Deposits		1,780,677		5,190
Overnight funds		-		-
Derivatives		8,003		-
Accounts payable		-		-
Bonds		478,367		-
Total	COP	2,267,047		5,190

Transactions Income
Dividends received		20,276		-
Interest and fees		248,429		4,805
Other		-		-
Total	COP	268,705	COP	4,805

Expenses
Interest		143,050		758
Fees		34		1,158
Other		-		-
Total	COP	143,084	COP	1,916

For additional information regarding the Bank’s related party transactions, please see “Note 29 to the Consolidated Financial Statements”.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.	CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F- 1 through F – 123.

A.2.	LEGAL PROCEEDINGS

The Bank is involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers and other legal procedures in the ordinary course of business. For the purpose of its audited financial statements, the Bank has various contingent liabilities, including contingent liabilities relating to ordinary commercial and civil litigation outstanding as of December 31, 2011 amounting to COP 287.490 million. As of December 31, 2011, there are six (6) judicial proceedings against the Bank with an individual value exceeding COP 5,388 million. The Bank has established accounting provisions only with respect to those contingent liabilities whose likelihood of becoming an actual liability was considered “probable” [and as to which an amount [or range of amounts]] could be reasonably estimated.

As of December 31, 2011, COP 176 million of these   liabilities are covered in a guarantee contract entered into by Fogafin and private investors when the former Banco de Colombia S.A. was privatized in 1994. This guarantee contract remains in force in connection with litigation that was commenced before the privatization of former Banco de Colombia S.A.

In the opinion of management, after consultation with its external Colombian legal counsel, the outcome of these contingent liabilities relating to ordinary commercial and civil litigation is not expected to have a material adverse effect on the Bank’s financial condition or results of operations and the possibility of loss by the Bank as a result of such litigation is not likely to exceed the recorded allowance as of December 31, 2011 of COP 5,008 million.

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

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cash Dividends per share(1)(2)	Cash Dividends per share(1)(3)
	(COP)	(U.S. dollars)
2011	708	0.395
2010	669	0.357
2009	637	0.331
2008	624	0.245
2007	568	0.310
2006	532	0.243

(1)	Includes common shares and preferred shares.
(2)	Cash dividends for 2010, 2009, 2008 and 2006 were paid in quarterly installments and cash dividends for 2011 will be paid in quarterly installments.
(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March).

B.	SIGNIFICANT CHANGES

There have not been any significant changes since the date of the annual financial statements included in this document.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

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

The table below sets forth, for the periods indicated, the reported high and low market prices and share trading volume for the preferred shares on the Colombian Stock Exchange. The table also sets forth the reported high and low market prices and the trading volume of the ADRs on the NYSE for the periods indicated:

	Colombia Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Year Ending
December 31, 2011	31,100	25,160	69.87	53.56	83,520,522
December 31, 2010	31,820	20,400	69.44	40.10	92,823,574
December 31, 2009	24,200	10,440	48.00	15.90	110,933,010
December 31, 2008	18,960	9,300	44.00	15.00	135,165,148
December 31, 2007	19,360	13,200	39.00	24.00	132,406,300

Source: NYSENet (Composite Index) and Colombia Stock Exchange.

	Colombia Stock Exchange			New York Stock Exchange
			Trading
	COP Per Preferred		Volume
	Shares		(Number of	USD per ADS		Trading Volume
	High	Low	Shares)	High	Low	(Number of ADSs)
	(in nominal pesos)
2012
First quarter	29,040	26,100	55,123,698	66.11	56.87	33,073,377

2011
First quarter	29,700	25,160	40,901,113	63.53	53.56	26,407,950
Second quarter	29,980	27,780	25,006,440	67.01	61.83	17,070,939
Third quarter	29,880	26,000	30,674,067	67.35	55.70	21,196,499
Fourth quarter	29,800	26,520	27,263,359	64.35	54.66	18,824,920

2010
First quarter	23,540	20,400	30,022,171	48.30	40.10	20,026,846
Second quarter	24,300	21,680	24,614,457	51.96	42.53	19,949,298
Third quarter	30,280	23,740	31,640,593	67.56	49.85	30,367,572
Fourth quarter	31,820	28,400	25,356,000	69.44	59.31	22,479,858

Source: NYSENet (Composite Index) and Colombia Stock Exchange.

	Colombia Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Month
March 2012	29,040	27,760	66.11	62,15	7,571,100
February 2012	28,760	27,100	64.76	60.18	15,693,566
January 2012	28,800	26,100	62.18	56.87	9,801,008
December 2011	29,820	27,400	62.15	56.40	6,082,361
November 2011	29,480	26,520	62.80	54.14	5,465,253
October 2011	30,000	26,500	64.50	53.64	7,297,520

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

The Colombian Stock Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2011, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Stock Exchange was COP 7,682 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 22,198 billion or US$ 11.43 billion as of the same date).

There are no official market makers or independent specialists on the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Stock Exchange as of December 31, 2011, was COP 404,042 billion (U.S. dollars 208.4 billion), with 110 companies listed as of that date.

D.	SELLING STOCKHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

For information regarding “Memorandum and Articles of Association” please see “Item 10. Additional Information – B. Memorandum and Articles of Association”of form 20F – 2010 filed with the SEC on April 28, 2011

C.	MATERIAL CONTRACTS

On November 17, 2010, Tuya S.A. Compañía de Financiamiento advanced in a corporate break-up and as a result, a new company named Cobranzas Bancolombia S.A. was incorporated with an authorized capital of COP 95 million. As of December 31, 2010 Cobranzas Bancolombia S.A. was dissolved and is in the process of liquidation.  Tuya S.A, the spun off company, continues developing its objective as a finance company (compañía de financiamiento).

On December 17 2010, Sinesa Holding Company, subsidiary of Bancolombia, constituted under the British Virgin Islands legislation, was dissolved.  By virtue of the dissolution and liquidation, the assets of the Company were transferred to Sistemas de Inversiones y Negocios S.A. "Sinesa", subsidiary of Bancolombia Panama.

On December 28, 2010, Bancolombia S.A., transferred several real estate properties which form part of the “San Martin” building complex located in Bogotá, Colombia to the Fondo de Capital Privado Inmobiliario Colombia, which is administered by Fiduciaria Bancolombia. The transfer included the sale of 13 real estate properties in exchange for COP 58,569 million (approximately USD 29,343 million), which has already been paid to Bancolombia, and the transfer of 9 real estate properties for a value of COP 17,101 million (approximately USD 8,568 million) in exchange for increased ownership interests in the Fondo de Capital Privado Inmobiliario Colombia. Bancolombia S.A. will remain in the building as a renter.

On January 28, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed a contract where Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. sell to Protección S.A. its shares equivalent to 99.99% of the capital stock of AFP Crecer, organization administrator of pension funds in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 104.5 million as payment for the shares.

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

Pursuant to the International Investment Statute (see “Item 10. Additional Information – D. Exchange Controls”) the preferred shares deposited under the Deposit Agreement constitute a “Foreign Institutional Capital Investment Fund”. Under Article 18-1 of the Estatuto Tributario, Decree 624 of 1989 as amended (the “Fiscal Statute”), dividends paid to foreign institutional capital investment funds are not subject to Colombian income, withholding or other taxes, provided that such dividends are paid in respect of previously taxed earnings of Bancolombia. Therefore, provided that distributions are made by the Bank to the holders of ADRs through the Depositary, all distributions by the Bank made on account of preferred shares to holders of ADRs evidencing ADSs who are not resident in Colombia, as defined below, will be exempt from Colombian income and withholding taxes, except when distributions are paid out of non-taxed earnings of the Bank, in which case the applicable tax rate for that distribution dividend is 33%.

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

United States Federal Income Taxation Considerations

In General

This section describes the material United States federal income tax consequences generally applicable to ownership by a U.S. holder (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Colombia. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the shares or ADSs.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends and Distributions

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States. The Bank believes that its ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that the Bank’s ADSs will continue to be readily tradable on an established securities market.

You must include any Colombian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Colombian Peso payments made, determined at the spot Colombian Peso / U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Colombian tax withheld and paid over to Colombia will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Colombian law, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. The rules governing foreign tax credits are complex, and U.S. holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules. We believe that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless you elect to be taxed annually on a mark-to-market basis with respect to your shares or ADSs, the following rules would apply. With certain exceptions, your shares or ADSs would be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs.

Any “excess distributions,” which would include any distributions during a taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs, and any gain realized on the sale or other disposition of your shares or ADSs would be allocated ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Any gain recognized would not be treated as capital gain.

If you own shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us would not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of shares or ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares or ADSs.

Information with Respect to Foreign Financial Assets. Under recently enacted legislation, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons (including the shares and ADSs), (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the shares or ADSs.

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

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2011. Bancolombia faces market risk as a consequence of its lending, trading and investments businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

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

The Bank’s assets include both trading and non-trading instruments. Trading instruments are recorded in the Treasury Book and include fixed income securities, foreign exchange (FX) and bond futures, and over-the-counter plain vanilla derivatives. Trading in derivatives includes forward contracts in foreign currency operations, plain vanilla options on U.S. dollar/COP currency, foreign exchange swaps and interest rate swaps. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

The Bank uses a value at risk (“VaR”) calculation to limit its exposure to the market risk of its Treasury Book. The board of directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for Bancolombia. The ALCO-Investment Committee is responsible for establishing the maximum VaR by type of investment (e.g., fixed income in public debt) and by type of risk (e.g., currency risk). These limits are supervised on a daily basis by the Market Risk Management Office.

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

Trading Instruments Market Risk Measurement

The Bank currently measures the Treasury Book exposure to market risk (including over-the-counter derivatives positions) as well as the currency risk exposure of the Banking Book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXI of the Basic Accounting Circular”, issued by the Superintendency of Finance.

The VaR methodology established by “Chapter XXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the Treasury Book and excludes investments classified as “held to maturity” which are not being given as collateral and any other investment that comprises the Banking Book, such as non-trading positions. In addition, the methodology aggregate all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.

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

Interest Rate Risk: The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. Bancolombia calculates the interest rate risk for positions in local currency, foreign currency and UVR separately; in accordance with Chapter XXI of the Basic Accounting Circular issued by the Superintendency of Finance. The calculation of the interest rate risk begins by determining the net position in each instrument and estimating its sensitivity by multiplying its net present value (“NPV”) by its “modified duration” and by the interest rate’s estimated fluctuation (as defined by the Superintendency of Finance). The interest rate’s fluctuations are established by the Superintendency of Finance according to historical market performance, as shown in the following table:

Interest Risk – Sensitivity by Bands and Zones

		Modified Duration		Interest Rate Fluctuations (basis points)
Zone	Band	Low	High	Pesos	UVR	USD

	1	0	0.08	274	274	100
Zone 1	2	0.08	0.25	268	274	100
	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100

	5	1	1.9	222	250	90
Zone 2	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75

	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
Zone 3	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20	-	162	170	60

Once the sensitivity factor is calculated for each position, the modified duration is then used to classify each position within its corresponding band. A net sensitivity is then calculated for each band, by determining the difference between the sum of all long-positions and the sum of all short-positions. Then a net position is calculated for each zone (which consists of a series of bands) determined by the Superintendency of Finance. The final step is to make adjustments within each band, across bands and within each zone, which results in a final number that is the interest rate risk VaR by currency. Each adjustment is performed following the guidelines established by the Superintendency of Finance.

The Bank’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES) and securities issued by the Colombian government.

The interest rate risk VaR rise from COP 158 billion on December 31, 2010 to COP 255 billion on December 31, 2011, due to an increase in Colombian government’s treasury bonds (TES) and the interest rates fluctuations. During 2011, the average interest rate risk VaR was COP 260 billion, the maximum value was COP 320 billion, and the minimum value was COP 173 billion.

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

Sensitivity Factor for Currency Risks, Equity Risks and Fund Risks

USD	5.50%
Euro	6.00%
Other currencies	8.00%
Funds	14.70%
Stock Price	14.70%

The currency risk VaR increased from COP 10 billion as of December 31, 2010 to COP 13 billion as of December 31, 2011. This increase was due to the raise in the net long position in US Dollar exposed to currency risk in the Bank. During 2011, the average currency risk VaR was COP 12 billion, the maximum value was COP 16 billion, and the minimum value was COP 6 billion.

The equity risk VaR decreased from COP 69 billion as of December 31, 2010 to COP 11 billion as of December 31, 2011. This reduction was due mainly by a reclassification of a group of mortgage fund shares held in the Bank’s equity portfolio that had to be recognized as an investment in a Fund, attending the suggestion of the Superintendency of Finance. Between December 31, 2010 and December 31, 2011, the average equity VaR was COP 25 billion, the maximum value was COP 83 billion, and the minimum value was COP 10 billion.

The fund risk which arises from investment in mutual funds increased from COP 7 billion as of December 31, 2010 to COP 43 billion as of December 31, 2011, due to the reclassification of the mortgage fund shares held by the Bank, mentioned above. Between December 31, 2010 and December 31, 2011, the average fund risk VaR was COP 32 billion, the maximum value was COP 48 billion, and the minimum value was COP 6 billion.

Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk and the fund risk.

As of December 31, 2011, the total market risk VaR amounted to COP 322 billion which represents an increase from COP 244 billion in 2010, due to the rise in interest rate risk and fund risk VaR.

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

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2010 and December 2011.

(COP million)	2011	2010

Interest Rate Risk VaR	255,373	157,742
Currency Risk VaR	13,035	9,901
Equity Risk VaR	10,939	69,165
Fund Risk VaR	42,579	6,963
Total VaR	321,927	243,771

Between December 31, 2010 and December 31, 2011, the average total VaR was COP 330 billion, the maximum value was COP 378 billion, and the minimum value was COP 266 billion.

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

A rise in interest rates decreases the fair value of the assets and liabilities of the Bank, therefore, a rise in interest rates affects negatively the Bank’s market value on the active side and positively on the liabilities side.

Interest Rate Risk (COP million)

2011

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	4,051,077	(51,892)	(103,548)
Loans	60,681,372	(277,786)	(554,308)
Total interest rate sensitive assets	64,732,449	(329,678)	(657,586)

	FAIR VALUE	+50bps	+100bps
Liabilities
Demand deposits	34,502,625	(134,458)	(268,304)
Time Deposits	18,223,815	(49,095)	(97,966)
Interbank borrowings	7,380,261	(12,356)	(24,655)
Long-term debt	10,966,848	(188,019)	(375,182)
Convertible Bonds	395,837	(367)	(732)
Total interest rate sensitive liabilities	71,469,386	(384,293)	(766,838)
Total net change		54,615	108,982

Interest Rate Risk (COP million)

2010

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	3,696,888	(32,282)	(64,417)
Loans	48,668,026	(189,863)	(378,861)
Total interest rate sensitive assets	52,364,915	(222,144)	(443,278)

	FAIR VALUE	+50bps	+100bps
Liabilities
Checking Accounts – Saving Deposits	28,194,158	(110,093)	(219,686)
Time Deposits	15,379,687	(40,613)	(81,041)
Interbank borrowings	5,382,415	(7,573)	(15,111)
Long-term debt	5,899,291	(80,504)	(160,642)
Convertible Bonds	419,459	(410)	(818)
Total interest rate sensitive liabilities	55,275,010	(239,193)	(477,297)
Total net change		17,048	34,019

A rise in interest rates decreases the fair value of the assets and liabilities of the Bank, therefore, affects negatively the Bank’s market value on the active side and positively on the liabilities side.

Bancolombia’s largest assets are loans, which represent 93.7%% of the total NPV of the total interest rate sensitive assets in the Banking Book. The change in market value of assets as a result of a 50 basis points parallel shift of the yield curve has increased from COP 222 billion in December 2010 to COP 329 billion in December 2011 due to an increase in loans and the higher duration of Held to Maturity Securities and Commercial and Mortgage Loans.

On the liabilities side, Bancolombia’s largest interest rate sensitive liabilities are demand deposits and time deposits which represent 48.3% and 25.5%, respectively of the total NPV of the total interest rate sensitive liabilities in the banking book. The market value change in liabilities with a 50 basis points parallel shift of the yield curve increased from COP 239 billion in December 2010 to COP 384 billion in December 2011, reflecting the increase in demand deposits, the issuance and higher duration of long-term debt during 2011.

As of December 2011, the net change in the NPV for the market risk sensitive instruments, entered into for other than trading purposes with positive parallel shifts of 50 and 100 basis points were COP 54 billion and COP 108 billion, respectively. The increase of the interest rate sensitivity for the balance sheet items comprising the Banking Book in December 2010 versus December 2011, reflects the higher duration of the long-term debt in 2011.

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

The following are the fees charged by the depositary:

Persons depositing or withdrawing shares must pay:	For:

USD 5.00 per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or share underlying an ADSs, for example, stock transfer taxes, stamp duty or withholding taxes.	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

D.4.i.	FEES INCURRED IN PAST ANNUAL PERIOD

From January 1, 2011, to December 31, 2011, the depositary reimbursed Bancolombia US$ 300,000 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the company’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received USD 179,122.56 from the Bank of New York Mellon during the same period in connection to its role as local custodian of the depositary bank.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2011 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. On this assessment, management concluded that the Bank's internal control over financial reporting was effective as of December 31, 2011. In addition, there were no changes in the Bank’s internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonable likely to materially affect the bank´s internal control over financial reporting.

The effectiveness of the Bank's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LTDA., an independent registered public accounting firm, which report is included on page F-4 of this annual report.

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

Audit Fees

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled COP 9,331 million and COP 9,579 million audited by Pricewaterhouse Coopers for the years 2011 and 2010 respectively.

Audit Related Fees

In 2011, Bancolombia paid no other audit-related fees.

Tax Fees

Bancolombia paid no tax fees or other fees for the years 2011 and 2010 to Pricewaterhouse Coopers.

Pre-Approval Policies and Procedures

The Bank’s audit committee charter includes the following pre-approval policies and procedures, which are included in the audit committee’s charters:

The audit committee will approve each year the work plan of the external auditors, which will include all services that according to the applicable law may be rendered by the external auditors.

For instances where additional services are required to be provided by the external auditors, such services must be previously approved by the audit committee. Whenever this approval is not obtained at a meeting held by the audit committee, the approval will be obtained through the Vice Presidency of Internal Audit, who will be responsible for soliciting the consent from each of the audit committee members. The approval will be obtained with the favorable vote of the majority of its members.

Every request of approval of additional services must be adequately sustained, including complete and effective information regarding the characteristics of the service that will be provided by the external auditors. In all cases, the budget of the external auditors must be approved by the General Stockholders’ Meeting.

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements totaled C 9,331 million and C 9,579 million audited by for the years 2011 and 2010 respectively.

Bancolombia paid no tax fees or other fees for the years 2011 and 2010 to .

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

Every request of approval of additional services must be adequately sustained, including complete and effective information regarding the characteristics of the service that will be provided by the external auditors. In all cases, the budget of the external auditors must be approved by the General Stockholders Meeting.

D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Colombian law prohibits the repurchase of shares issued by entities supervised by the Superintendency of Finance. Therefore, neither Bancolombia nor any affiliated purchaser repurchased any shares during fiscal year 2011.

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

The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards:

•	Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law mandates that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia’s management recommends to its stockholders lists of director nominees of which at least 25% are independent directors. For the independence test applicable to directors of Bancolombia see “Item 10. Additional Information. – B. Memorandum and Articles of Association – Board of Directors”.

•	Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors; however it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s board of directors does not include any management members, however the CEO attends the monthly meetings of the Bank’s board of directors (but is not allowed to vote) and committees may have officers or employees as permanent members to guarantee an adequate flow of information between employees, management and directors. In accordance with the Law 964 of 2005 and the Bank’s by-laws, no executive officer can be elected as chairman of the Bank’s board of directors.

•	Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules promulgated by the NYSE and, in the case of the audit committee, the NYSE and the SEC. The Bank’s board of directors has a “Board Issues Committee”, a “Designation, Compensation and Development Committee”, a “Corporate Governance Committee”, an “Audit Committee”, And an “Audit Committee”, each of which is composed of both directors and officers, except the audit committee which is composed of three independent directors but no officers. For a description of these committees see “Item 6. Directors, Senior Management and Employees – C. Board Practices”.

•	Stockholder Approval of Equity Compensation Plans. Under NYSE listing standards, stockholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and to approve material revisions to those plans, with limited exceptions set forth in the NYSE rules. Under Colombian laws applicable to Bancolombia, such approval from stockholder is also required.

•	Stockholder Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, annual dividends must be approved by Bancolombia’s Stockholders.

H.	MINE SAFETY DISCLOSURES

Not applicable

PART III

FINANCIAL STATEMENTS

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F - 1 through F – 123.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report.

1.1.	English translation of corporate by-laws (estatutos sociales) of the registrant, as amended on March 7, 2011[1].
2.1.	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended on January 14, 2008[2].
4.1.	English summary of the Sale Agreement of Asesuisa entered into among Bancoagrícola S.A., Inversiones Financieras Banco Agrícola and Suramericana dated February 5, 2011[1].
4.1.	English summary of the Sale Agreement of AFP Crecer entered into among Bancoagrícola S.A., Inversiones Financieras Banco Agrícola and Proteccion S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias dated December 28, 2010[1].
4.1.	English summary of the sale agreement related to several real estate propierties which form part of the “San Martin” building complex entered into Bancolombia S.A. and Fondo de Capital Privado Inmobiliario Colombia[1].
4.1.	English summary of the dissolution of Sinesa Holding Company, subsidiary of Bancolombia[1].
4.1.	English summary of the formative documents of a new entity, Cobranzas Bancolombia S.A., after the corporate break-up of Tuya S.A. Compañía de Financiamiento[1].
7.1.	Selected Ratios’ Calculation.
8.1.	List of Subsidiaries.
11.1	Code of Ethics of Bancolombia S.A., dated December 19, 2011.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 17, 2012.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 17, 2012.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 17, 2012.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 17, 2012.
15.1	English translation of Corporate Governance Code (Código de Buen Gobierno) of the registrant.
15.2	Consent of Pricewaterhouse Coopers LTDA.

1 Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2010 filed on April 28, 2011.

2 Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCOLOMBIA S.A

/s/ JAIME ALBERTO VELASQUEZ BOTERO
Name: Jaime Alberto Velasquez Botero. Title: Vice President, Finance

Date: April 17, 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-2

Consolidated Balance Sheets
As of December 31, 2011 and 2010	F-4

Consolidated Statements of Operations
As of December 31, 2011, 2010 and 2009	F-6

Consolidated Statements of Stockholders’ Equity
As of December 31, 2011, 2010 and 2009	F-8

Consolidated Statements of Cash Flows
As of December 31, 2011, 2010 and 2009	F-9

Notes to Consolidated Financial Statements	F-10

pwc

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of Bancolombia S. A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Bancolombia S. A. and its subsidiaries (the "Bank") at December 31, 2011 and 2010, and the results of their operations and cash flows for the years ended December 31, 2011, 2010 and 2009 in conformity with accounting principles generally accepted in Colombia and the special regulations of the Colombian Superintendency of Finance, collectively "Colombian GAAP". Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control Over Financial Reporting" appearing under Item 15. Our responsibility is to express opinions on these consolidated financial statements and on the Bank's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Colombia. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Ltda., Edificio Forum, Calle 7 sur No. 42 - 70, Torre 2, Piso 11, Medellín, Colombia,
Tel: (57-4) 3254320, Fax: (57-4) 3254322, www.pwc.com/co

F-2

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2011 and 2010

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	Notes	2011(1) (Unaudited)		2011		2010
		U.S. Dollar
Assets

Cash and cash equivalents:
Cash and due from banks	4	USD	3,509,707	COP	6,818,307	COP	5,312,398
Overnight funds and interbank loans			468,775		910,690		842,636
Total cash and cash equivalents			3,978,482		7,728,997		6,155,034

Investment securities:	5
Debt securities:			4,736,300		9,201,210		8,226,811
Trading			1,907,674		3,706,039		2,230,533
Available for sale			905,690		1,759,483		2,245,951
Held to maturity			1,922,936		3,735,688		3,750,327
Equity securities:			431,859		838,973		539,318
Trading			157,391		305,764		266,135
Available for sale			274,468		533,209		273,183
Allowance for impairment			(42,205)		(81,992)		(90,367)
Total investment securities			5,125,954		9,958,191		8,675,762

Loans and financial leases:	6
Commercial loans			19,670,045		38,212,997		30,992,403
Consumer loans			5,582,975		10,846,046		8,177,175
Small business loans			163,127		316,906		255,082
Mortgage loans			2,491,722		4,840,668		3,342,881
Financial leases			3,691,672		7,171,811		5,833,549
			31,599,541		61,388,428		48,601,090
Allowance for loan and financial lease losses	7		(1,447,770)		(2,812,582)		(2,509,213)
Total loans and financial leases, net			30,151,771		58,575,846		46,091,877

Accrued interest receivable on loans and financial leases:
Accrued interest receivable on loans and financial leases			248,537		482,833		356,484
Allowance for accrued interest losses	7		(22,466)		(43,644)		(38,952)
Total interest accrued, net			226,071		439,189		317,532

Customers’ acceptances and derivatives	8		381,580		741,296		784,888
Accounts receivable, net	9		523,491		1,016,985		797,715
Premises and equipment, net	10		835,081		1,622,311		1,174,625
Premises and equipment under operating leases, net	11		710,381		1,380,057		1,006,108
Foreclosed assets, net	15		27,381		53,194		70,277
Prepaid expenses and deferred charges, net	12		404,312		785,456		319,864
Goodwill	14		349,957		679,861		750,968
Other assets	13		873,860		1,697,648		1,185,977
Reappraisal of assets	16		403,556		783,989		764,529
Total assets		USD	43,991,877	COP	85,463,020	COP	68,095,156

Memorandum accounts	25	USD	234,092,789	COP	454,772,061	COP	376,026,917

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2011 and 2010

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	Notes	2011(1) (Unaudited)		2011		2010
		U.S. Dollar
Liabilities and Stockholders’ Equity
Deposits
Non bearing interest:
Checking accounts		USD	4,071,521	COP	7,909,743	COP	6,980,322
Other			465,553		904,430		651,894
Interest bearing:
Checking accounts			1,227,236		2,384,151		2,575,611
Time deposits			9,251,617		17,973,117		15,270,271
Savings deposits			11,974,598		23,263,051		18,060,869
Total deposits			26,990,525		52,434,492		43,538,967

Overnight funds and interbank borrowings			1,006,101		1,954,552		1,958,846
Bank acceptances outstanding and derivatives	8		264,567		513,975		645,374
Other interbank borrowings	17		2,126,378		4,130,915		2,698,941
Borrowings from development and other domestic banks	18		1,713,085		3,328,011		2,551,646
Accounts payable			1,118,677		2,173,253		1,696,201
Accrued interest payable			204,568		397,412		296,580
Other liabilities	19		450,059		874,330		689,426
Long-term debt	20		5,306,523		10,308,983		5,718,376
Accrued expenses	21		144,274		280,282		283,047
Minority interest			37,811		73,455		70,612
Total liabilities			39,362,568		76,469,660		60,148,016

Stockholders’ equity	22,24
Subscribed and paid in capital:			237,136		460,684		460,684
Nonvoting preference shares			77,944		151,422		151,422
Common shares			159,192		309,262		309,262
Retained earnings:
Appropriated	23		3,202,651		6,221,793		5,397,973
Unappropriated			856,486		1,663,894		1,436,494
Reappraisal of assets	16		327,915		637,040		622,227
Gross unrealized net gain on investments			5,121		9,949		29,762
Total stockholders’ equity(2)			4,629,309		8,993,360		7,947,140

Total liabilities and stockholders’ equity		USD	43,991,877	COP	85,463,020	COP	68,095,156

Memorandum accounts against	25	USD	234,092,789	COP	454,772,061	COP	376,026,917

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2 (c).
(2)	A summary of significant adjustments to stockholders´ equity that would be required if U.S. GAAP had been applied is disclosed in Note 31.

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2011, 2010 and 2009

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2011 (1) (Unaudited)		2011		2010		2009
		U.S. Dollar

Interest income:
Loans		USD	2,399,022	COP	4,660,580	COP	3,892,114	COP	4,900,062
Investment securities			322,005		625,559		454,368		728,558
Overnight funds and interbank loans			9,688		18,820		41,998		76,173
Financial leases			329,765		640,635		572,160		722,905
Total interest income			3,060,480		5,945,594		4,960,640		6,427,698

Interest expense:
Checking accounts			20,552		39,926		38,858		43,211
Time deposits			355,411		690,457		693,746		1,376,567
Saving deposits			246,792		479,442		321,662		450,865
Total interest expense on deposits			622,755		1,209,825		1,054,266		1,870,643

Interbank borrowings			23,596		45,840		19,537		47,650
Borrowings from development and other domestic banks			82,313		159,909		139,032		252,842
Overnight funds			43,887		85,260		40,451		94,099
Long-term debt			278,567		541,172		318,295		360,182
Total interest expense			1,051,118		2,042,006		1,571,581		2,625,416

Net interest income			2,009,362		3,903,588		3,389,059		3,802,282

Provision for loan, accrued interest losses and other receivables, net	7		(432,675)		(840,558)		(788,794)		(1,317,846)
Recovery of charged-off loans			125,671		244,141		276,209		214,251
Provision for foreclosed assets and other assets			(63,826)		(123,994)		(67,187)		(98,437)
Recovery of provisions for foreclosed assets and other assets			62,648		121,706		32,057		48,658
Total net provisions			(308,182)		(598,705)		(547,715)		(1,153,374)
Net interest income after provisions for loans and accrued interest losses			1,701,180		3,304,883		2,841,344		2,648,908

Fees and other service income:
Commissions from banking services			197,655		383,984		307,890		251,734
Electronic services and ATM fees			34,626		67,267		57,019		58,944
Branch network services			64,773		125,835		118,647		110,837
Collections and payments fees			115,755		224,878		226,537		187,348
Credit card merchant fees			8,609		16,725		18,355		28,200
Credit and debit card annual fees			317,870		617,526		564,457		548,820
Checking fees			38,356		74,514		69,425		69,544
Fiduciary activities			96,948		188,340		165,075		171,927
Pension plan management			-		-		90,131		96,678
Brokerage fees			33,944		65,943		36,779		45,966
Check remittance			10,102		19,626		17,693		25,812
International wire transfers			36,698		71,293		58,559		53,614
Total fees and other service income			955,336		1,855,931		1,730,567		1,649,424

Fees and other service expenses			(96,436)		(187,347)		(149,653)		(143,151)
Total fees and income from services, net			858,900		1,668,584		1,580,914		1,506,273

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2011, 2010 and 2009

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2011 (1) (Unaudited)		2011		2010		2009
		U.S. Dollar

Other operating income:
Foreign exchange gain (loss), net			57,535		111,774		62,110		(216,411)
Gains on forward contracts in foreign currency			5,680		11,034		39,536		265,969
Gains on sales of investments in equity securities			62,370		121,166		45,716		584
Gains on sale of mortgage loans			25,075		48,714		85,862		53,784
Dividend income			14,259		27,700		34,699		24,045
Revenues from commercial subsidiaries			51,808		100,647		87,625		96,605
Insurance income			23,519		45,690		2,808		12
Communication, postage, rent and others			115,567		224,512		176,700		156,088
Total other operating income			355,813		691,237		535,056		380,676
Total operating income			2,915,893		5,664,704		4,957,314		4,535,857

Operating expenses:
Salaries and employee benefits			656,484		1,275,351		1,139,947		1,034,942
Bonus plan payments			70,603		137,160		126,839		90,341
Termination benefits			15,106		29,347		27,551		19,725
Administrative and other expenses	27		916,487		1,780,459		1,455,025		1,418,145
Insurance on deposits, net			46,723		90,769		84,399		74,228
Donation expenses			9,790		19,020		13,008		3,506
Depreciation			114,790		223,003		195,744		185,027
Goodwill amortization	10		26,374		51,239		55,966		69,231
Total operating expenses			1,856,357		3,606,348		3,098,479		2,895,145
Net operating income			1,059,536		2,058,356		1,858,835		1,640,712

Non-operating income:
Other income			103,001		200,098		267,472		198,761
Minority interest			(5,843)		(11,351)		(13,217)		(15,081)
Other expense			(58,008)		(112,692)		(168,179)		(105,529)
Total non-operating income, net	28		39,150		76,055		86,076		78,151

Income before income taxes			1,098,686		2,134,411		1,944,911		1,718,863
Income tax expense	21		(242,197)		(470,517)		(508,417)		(462,013)
Net income		USD	856,489	COP	1,663,894	COP	1,436,494	COP	1,256,850

Earnings per share		USD	1.09	COP	2,112	COP	1,823	COP	1,595

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2 (c).

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2011, 2010, and 2009

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except share data)

	Non Voting Preferred Shares			Voting Common Shares			Retained Earnings				Surplus				Total
	Number	Par Value		Number	Par Value		Appro- Priated		Unappro- Priated		Reappraisal of assets		Gross unrealized gain or( loss) on available for sale investments		Stockholders’ equity

Balance at December 31, 2008	278,122,419	COP	151,422	509,704,584	COP	309,262	COP	3,975,021	COP	1,290,643	COP	448,511	COP	(58,014)	COP	6,116,845
Net income	-		-	-		-		-		1,256,850		-		-		1,256,850
Transfer to appropriated retained earnings	-		-	-		-		1,290,643		(1,290,643)		-		-		-
Reappraisal of assets and valuation of investments	-		-	-		-		-		-		133,866		93,577		227,443
Dividends declared	-		-	-		-		(491,604)		-		-		-		(491,604)
Cumulative traslation adjustments and other	-		-	-		-		(76,705)		-		-		-		(76,705)
Balance at December 31, 2009	278,122,419		151,422	509,704,584		309,262		4,697,355		1,256,850		582,377		35,563		7,032,829
Net income	-		-	-		-		-		1,436,494		-		-		1,436,494
Transfer to appropriated retained earnings	-		-	-		-		1,256,850		(1,256,850)		-		-		-
Reappraisal of assets and valuation of investments	-		-	-		-		-		-		39,850		(5,801)		34,049
Dividends declared	-		-	-		-		(501,688)		-		-		-		(501,688)
Cumulative traslation adjustments and other	-		-	-		-		(54,544)		-		-		-		(54,544)
Balance at December 31, 2010	278,122,419		151,422	509,704,584		309,262		5,397,973		1,436,494		622,227		29,762		7,947,140
Net Income	-		-	-		-		-		1,663,894		-		-		1,663,894
Transfer to appropriated retained earnings	-		-	-		-		1,436,494		(1,436,494)		-		-		-
Reappraisal of assets and valuation of investment	-		-	-		-		-		-		14,813		(19,813)		(5,000)
Dividends declared	-		-	-		-		(526,773)		-		-		-		(526,773)
Equity tax	-		-	-		-		(105,324)		-		-		-		(105,324)
Cumulative traslation adjustments and other	-		-	-		-		19,423		-		-		-		19,423
Balance at December 31, 2011	278,122,419	COP	151,422	509,704,584	COP	309,262	COP	6,221,793	COP	1,663,894	COP	637,040	COP	9,949	COP	8,993,360
Balance at December 31, 2011(1) (Unaudited)		USD	77,944		USD	159,192	USD	3,202,651	USD	856,486	USD	327,915	USD	5,121	USD	4,629,309

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1) See note 2 (c).

BANCOLOMBIA S.A.AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2011, 2010 and 2009

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	2011 (1)		2011		2010		2009
	(Unaudited)
Cash flows from operating activities:
Net income	USD	856,489	COP	1,663,894	COP	1,436,494	COP	1,256,850
Minority interest		5,843		11,351		13,217		15,080
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan, accrued interest and accounts receivable losses		432,158		839,554		792,708		1,317,845
Provision for foreclosed assets and other assets		55,319		107,468		44,428		97,917
Depreciation and amortization		203,165		394,689		343,095		364,607
Recovery of provision for foreclosed assets and other assets		(62,131)		(120,702)		(41,823)		(48,657)
Gains on sale of mortgage loans and other assets		(4,832)		(9,387)		(118,309)		(51,822)
Valuation gains on investment securities		(358,879)		(697,194)		(531,531)		(760,647)
Valuation gains on derivative contracts		(33,575)		(65,227)		(10,759)		(241,024)
Foreclosed assets donation		3,228		6,271		6,676		1,211
(Increase) Decrease in loans and financial leases		(6,653,836)		(12,926,408)		(7,843,304)		766,073
(Increase) Decrease in customers’ acceptances and derivatives		(9,693)		(18,830)		48,948		312,156
(Increase) Decrease in accounts receivable		(185,860)		(361,071)		(3,435)		111,339
Decrease (Increase) in other assets		48,580		94,385		(219,973)		25,592
Increase in deposits and other liabilities		4,524,126		8,789,020		2,021,535		2,737,626
Increase (Decrease) in accounts payable		118,747		230,690		(83,457)		(13,476)
Equity tax paid(2)		(54,215)		(105,324)		(1,898)		(2,174)
Increase (Decrease) in estimated liabilities		5,535		10,753		52,837		(17,850)
Change in trading investment securities		(640,860)		(1,244,998)		1,080,569		(219,073)
Net losses on sales of foreclosed assets		44,684		86,807		123,370		48,984
(Increase) Decrease in assets to place in lease contracts		(321,632)		(624,835)		(175,879)		20,530
Net cash (used in) provided by operating activities		(2,027,639)		(3,939,094)		(3,066,491)		5,721,087
Cash flows from investing activities:
Purchases of available for sale debt securities		(438,892)		(852,635)		(2,225,803)		(1,309,991)
Proceeds from sales of available for sale debt securities		746,568		1,450,358		2,198,192		1,297,458
Purchases of held to maturity debt securities		(668,978)		(1,299,624)		(1,528,232)		(2,044,603)
Proceeds from maturities of debt securities		774,072		1,503,790		1,093,250		1,396,112
Purchases of available for sale equity securities		(138,079)		(268,247)		(41,608)		(79,948)
Proceeds from sales of equity securities		434		844		58,467		9,251
Proceeds from sales of AFP Crecer S.A. Subsidiary		89,224		173,336		-		-
Purchases of property, plant and equipment		(655,806)		(1,274,035)		(1,047,237)		(364,326)
Proceeds from sales of property and equipment		90,771		176,340		500,919		160,635
Software purchases under INNOVA project		(66,762)		(129,699)		(101,216)		(92,136)
Net cash (used in) provided by investing activities		(267,448)		(519,572)		(1,093,268)		(1,027,548)
Cash flows from financing activities:
(Decrease) Increase in overnight funds		(24,657)		(47,902)		624,316		(1,171,450)
Increase (Decrease) in interbank borrowings		1,097,091		2,131,319		1,271,526		(1,831,437)
Placement of long-term debt		2,618,810		5,087,562		2,369,179		1,414,939
Payment of long-term debt		(383,841)		(745,688)		(715,465)		(738,703)
Dividends paid		(271,156)		(526,773)		(501,688)		(491,604)
Net cash provided by (used in) financing activities		3,036,247		5,898,518		3,047,868		(2,818,255)

Increase (Decrease) in cash and cash equivalents		741,160		1,439,852		(1,111,891)		1,875,284
Effects of exchange rate changes on cash and cash equivalents		69,033		134,111		(105,434)		(122,500)

Cash and cash equivalents at beginning of year		3,168,289		6,155,034		7,372,359		5,619,575
Cash and cash equivalents at end of year	USD	3,978,482	COP	7,728,997	COP	6,155,034	COP	7,372,359
Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest		999,216		1,941,177		1,686,798		2,614,527
Income taxes		181,225		352,065		318,279		357,298

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1) See note 2 (c ) and 2 (d)

(2) See note 2 (n)

BANCOLOMBIA S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Stated in millions of Colombian pesos and thousands of U.S. dollars.

Except for the Representative Market Rate)

(1)Organization and Background

Bancolombia S.A. (“the Bank”) is a private commercial bank incorporated under Colombian law on January 24, 1945 and is incorporated until 2044.  On April 3, 1998, Banco Industrial Colombiano S.A. (“BIC”) merged with Banco de Colombia S.A. and the surviving entity was renamed Bancolombia S.A.  The registered office and business address of Bancolombia S.A. is in Medellin, Colombia.  Bancolombia S.A. and its subsidiaries are defined herein as the Bank unless the context otherwise requires.

The most recent amendments to the Bank’s by-laws are as follows: (i) by means of Public Deed No. 633 drawn up on April 3, 1998 before the Notary Public No. 14 of the Circuit of Medellín, BIC took over Banco de Colombia S.A. which was dissolved without being liquidated, and changed its corporate name to Bancolombia S.A.; (ii) by means of Public Deed No. 3974 drawn up on July 30, 2005 before the Notary Public No. 29 of the Circuit of Medellín the merger between Bancolombia, Conavi and Corfinsura (spin-off) was duly made official. By virtue of this merger, Bancolombia took over the total amount of assets, rights and obligations of Conavi and Corfinsura, which were dissolved but not liquidated; (iii) by means of Public Deed No. 1614 drawn up on March 15, 2007 before the Notary Public No. 29 of the Circuit of Medellín, the main purpose of which was to simplify the workings of its Board of Directors, eliminating alternate members and reducing the number of principal members to nine and (iv) the most recent amendment was made by means of  public Deed No. 1638  drawn up on March 25, 2011 before the Notary Public No. 29 of Medellín, accordingly, by which  the members of the Board of Directors of the Bank  was reduced from 9 to 7; the procedures of the General Meeting of Stockholders  were amended to include  the designation  for periods of two (2) years, of the Financial Consumer Defender and his alternate, and the ability to dismiss both freely,  the conflict of interest procedures  of the Board of Directors were modified; and  the duties of the President were amended to include  the possibility  to create and abolish, subject to compliance with legal requirements, branches and agencies of the Bank in Colombia, as necessary for the development of the corporate objective.

Bancolombia S.A.’s business purpose is to carry out all operations, transactions, acts and services inherent to the banking business through banking establishments that carry its name and according to all applicable legislation.

Bancolombia S.A also has an agency in Miami, Florida, United States of America.

The condensed consolidated financial statements include the assets, liabilities, earnings, contingent accounts and memorandum accounts of the Bank and other entities in which the Bank holds, directly or indirectly, 50% or more of the outstanding voting shares (the “Subsidiaries”). Bancolombia S.A. has the following subsidiaries making up the Bancolombia Group, which is currently registered as a corporate group:

Entity	Location	Business	Participation percentage Dec-2011	Participation percentage Dec-2010

Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing	100	100
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81	98.81
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100	100
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100	100
Compañía de Financiamiento Tuya S.A. (Formerly Compañía de Financiamiento Sufinanciamiento S.A.)	Colombia	Financial services	99.99	99.99

Entity	Location	Business	Participation percentage Dec-2011	Participation percentage Dec-2010

Factoring Bancolombia S.A. Compañía de Financiamiento	Colombia	Financial services	100	100
Renting Colombia S.A. (1)	Colombia	Operating leasing	100	100
Transportempo S.A.S.	Colombia	Transportation	100	100
Valores Simesa S.A.	Colombia	Investments	67.64	68.75
Inversiones CFNS S.A.S.	Colombia	Investments	100	100
CFNS Infraestructura S.A.S.	Colombia	Investments	100	100
Inmobiliaria Bancol S.A.	Colombia	Real estate broker	98.96	98.96
Todo 1 Colombia S.A.	Colombia	E-commerce	90.09	90.09
Vivayco S.A.S.	Colombia	Portfolio Purchase	75	75
Cobranzas Bancolombia S.A.(2)	Colombia	Technical and Administrative Services	-	99.99
Bancolombia Panamá S.A.	Panama	Banking	100	100
Valores Bancolombia Panamá S.A. (Formerly Suvalor Panamá S.A.)	Panama	Securities brokerage	100	100
Suvalor Panamá Fondo de Inversión S.A.	Panama	Holding	100	100
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100	100
Future Net S.A.(2)	Panama	E-commerce	-	100
Banagrícola S.A.	Panama	Investments	99.16	99.16
Banco Agrícola Panamá S.A.(2)	Panama	Banking	-	99.16
Banco Agrícola S.A.	El Salvador	Banking	97.33	97.33
AFP Crecer S.A.(3)	El Salvador	Pension fund	-	98.97
Aseguradora Suiza Salvadoreña S.A. Asesuisa	El Salvador	Insurance company	96.08	96.08
Asesuisa Vida S.A.(4)	El Salvador	Insurance company	96.08	96.08
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.35	97.33
Credibac S.A. de C.V.	El Salvador	Credit card services	97.34	97.33
Bursabac S.A. de C.V.	El Salvador	Securities brokerage	98.89	98.89
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89	98.89
Arrendamiento Operativo CIB S.A.C.	Peru	Operating leasing	100	100
Capital Investments SAFI S.A.	Peru	Trust	100	100
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Peru	Car Rental	100	100
Leasing Perú	Peru	Leasing	100	100
FiduPerú S.A. Sociedad Fiduciaria (Formerly Fiduciaria GBC S.A.)	Peru	Trust	98.82	98.82
Bancolombia Puerto Rico Internacional, Inc.	Puerto Rico	Banking	100	100
Suleasing International USA, Inc.	USA	Leasing	100	100
Bancolombia Caymán S.A.	Cayman Islands	Banking	100	100
Banagrícola Guatemala S.A.(5)	Guatemala	Outsourcing	98.97	-

(1) In March 2010, Mitsubishi Corporation and Mitsubishi International Corporation sold its stake in Renting Colombia to Leasing Bancolombia S.A. Compañía de Financiamiento.

(2) Company liquidated in 2011.

(3) On January 28, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed a contract where Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. sold to Protección S.A. the equivalent of 99.99% of its shares of capital stock of AFP Crecer, an administrator of pension funds in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. received a total of USD 104,531 as payment for the shares and the Bank recorded COP 145,221 (USD 74,752) as gain on sale of investment securities on its Consolidated Statement of Operations.

The transfer of the shares of AFP Crecer was performed in November 2011, previous authorization of the Salvadorian and Colombian authorities, fulfilling the obligations set forth in the purchase agreement entered into on January 28, 2011.

The summarized assets, liabilities and results of operations, of this subsidiary at December 31, 2010 and for the year then ended were as follows:

	December 31, 2010
Assets
Cash and cash equivalents	COP	54,373
Account receivable		3,492
Other Assets		4,948
Total Assets	COP	62,813

Liabilities
Accounts Payable	COP	6,179
Other Liabilities		6,596
Total Liabilities	COP	12,775

Statement of operation
Commissions income	COP	1,520
Interest income		49,378
Other income		2
Total operating income		50,900
Operating expenses		(23,005)
Other operating income		544
Other operating expenses		(8)
Income tax		(7,260)
Net Income	COP	21,171

(4) On February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A., signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador. The aforementioned transactions were pending approval by the respective authorities in Colombia and in El Salvador but according to Colombian accounting rules the entity was deconsolidated since January 1, 2011 until September 30, 2011. However as of December 31, 2011, the Consolidated Financial Statement included again Asesuisa due to the addendum signed by Banagrícola S.A., Inversiones Financieras Banco Agrícola S.A., and Suramericana S.A. on December 9, 2011, because of the delay in the approval by the regulators; according to the addendum, if any approval by the respective authorities in El Salvador is not completed as of May 31, 2012 the main contract expires, although the contract could be extended by common consent. Likewise, the buyer agrees that the other party is entitled to the net income generated in the period ending December 31, 2011.

Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 98,000 as payment for the shares.

(5) Company created in 2011.

The Bank holds the majority voting rights in Prosicol E.U, which was not included in the Consolidated Financial Statements due to the fact that this company is in a non-productive stage.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

For the preparation of the financial statements and related disclosures, the Bank follows generally accepted accounting principles in Colombia and the special regulations of the Superintendency of Finance, collectively “Colombian Banking GAAP”.

The financial statements of foreign subsidiaries were adjusted in order to adopt uniform accounting practices as required by Colombian GAAP.

Intercompany operations and balances between Bancolombia Group companies are eliminated upon consolidation.

(b) Translation of Foreign Currency Transactions and Balances

Translation of financial statements in foreign currency

The balance sheet accounts are converted to Colombian pesos using the exchange rate applicable at the end of the year (except equity accounts which are translated at the historical exchange rate). The exchange rate at December 31, 2011 and December 31, 2010 was COP 1,942.70 and COP 1,913.98 per US$ 1, respectively. For the income accounts the average exchange rate was used. Exchange differences originating in balance sheet accounts are recorded as “Cumulative Translation Adjustments” in the consolidated statements of Stockholder’s Equity and the exchange differences originating in the consolidated statements of operations accounts are recorded as “Foreign exchange gain (loss)” in the consolidated statements of operations.

Transactions in foreign currency

Transactions and balances in foreign currency are converted by the Bank and its Subsidiaries to Colombian pesos using the market exchange rates applicable on the corresponding dates, as established by the Superintendency of Finance. The exchange rates at December 31, 2011 and December 31, 2010 are those stated above.

Exchange rate differences arising from adjustments and remeasurement of assets and liabilities denominated in foreign currency are recorded in the consolidated statements of operations.

(c) Convenience Translation to U.S. Dollars

The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. Dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of COP 1,942.70 per US$ 1, which corresponds to the Representative Market Rate calculated on December 31, 2011 the last business day of the year.  The Representative Market Rate is computed and certified by the Superintendency of Finance, the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including Bancolombia S.A.). This translation may not be construed to represent that the Colombian peso amounts represents or have been, or could be converted into, U.S. Dollars at that or any other rate.

On March 30, 2012 the Representative Market Rate was COP 1,792.07, which represents a 8.41% decrease compared with the Representative Market Rate of December 31, 2011. For the convenience of the reader the chart below sets forth a translation of certain items the Bank’s consolidated balance sheet and consolidated statement of operations.

	March 30, 2012 Amount in USD (1,792.07 COP/1USD)		December 31, 2011 Amount in USD (1,942.70 COP/1USD)		Amount in COP
Total assets	USD	47,689,555	USD	43,991,877	COP	85,463,020
Total stockholders’ equity		5,018,420		4,629,310		8,993,360
Income before income taxes		1,191,031		1,098,683		2,134,411
Net income	USD	928,476	USD	856,485	COP	1,663,894

(d) Cash and Cash Equivalents

The statement of cash flows was prepared using the indirect method. Cash and cash equivalents consist of cash and due from banks, overnight funds and interbank loans, which are highly liquid investments with a maturity that contractually do not exceed one month.

Under Colombian Banking GAAP there are no special requirements of forms to prepare the Bank’s statement of cash flows. Accordingly, the Bank has reclassified some items in its statements of cash flows for the years 2011 and 2010, to improve its presentation in preparing the statement of cash flows in accordance with the presentation in the International Financial Reporting Standard No. 7, “Statement of Cash Flows”. Prior year amounts have also been reclassified to conform with the 2011 and 2010 presentation.

As a part of the reclassifications, changes in trading investment securities and losses from sales of foreclosed assets were reclassified from investing activities to operating activities and a component of other assets from operating activities to investing activities.

Amounts previously published and the revised amounts are detailed bellow:

	2009
	Previous		As revised
Net cash provided by operating activities	COP	5,673,995	COP	5,721,087
Net cash used in investing activities		(978,475)		(1,027,548)
Net cash used in financing activities		(2,942,736)		(2,818,255)

(e) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with Colombian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the main estimations affecting the financial statements include, but are not limited to the accounting treatment for pension plan provisions, evaluation of loan portfolio risk and determination of allowances for loan losses, income taxes and determination of valuation allowances for debt and equity securities. Actual losses could differ from those estimated.

(f) Real Value Unit Rate (UVR)

The operations that the Bank carries out with regard to mortgage loans linked to the Unidad de Valor Real (the “Real Value Unit” or “UVR”) are adjusted on a daily basis according to the daily value of the UVR, as published by the Central Bank. The values assigned by the Central Bank to the UVR, in Colombian pesos, on December 31, 2011 and 2010, were COP 198.4467 and COP 190.8298, respectively. The UVR rate corresponds to the monthly variance of the IPC (Colombian Consumer Index Price) during the calendar month immediately prior to the month for which the UVR rate is being calculated. In light of the above, the annualized UVR rate increased at December 31, 2011 and 2010 by 3.99% and 0.36%, respectively.

(g) Overnight Funds and Interbank Loans and Borrowings

Overnight funds and interbank loans and borrowings include: Interbank funds and securities sold and purchased under repurchase agreements (“Repos”).

Interbank Funds

Interbank Funds include loans made to other financial institutions and borrowings from the Central Bank or other financial institutions with maturities between 1 to 30 days.

Repos

Asset Position: Refers to transactions that are accounted for as collateralized lending in which the Bank or its subsidiaries purchase securities with an agreement to resell them to the seller at a stated price plus interest at a specified date. The amount recorded in this account relates to the money lent and the investment securities purchased are recorded in memorandum accounts. Accrued interest is recorded in accounts receivable.

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

Trading Securities

Trading investments are those acquired mainly for the purpose of obtaining gains on short-term price fluctuations.

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

Investments intended to be held for less than one year are classified as trading securities. This classification also covers equity investments with low market liquidity or those with no quoted share price.

2. Investment Valuation

Initial recognition of investment

All investment securities are initially recorded at their purchase cost.

Subsequent measurement

Subsequent measurement is recorded as follows:

2.1. Debt Securities Denominated in Local Currency

Trading securities are valued daily at fair value and the result is recorded daily. The Bank determines the fair value of trading and available for sale debt securities by using the prices, reference rates and margins provided by Infoval (entity created to provide market prices from the Colombia Stock Exchange). These prices are calculated and published daily.

Held to maturity investments are valued at amortized cost based on their internal rate of return calculated on the purchase date.

2.2 Debt Securities Denominated in Foreign Currency or in UVR

At first, the fair value of securities denominated in foreign currency or UVR is determined in such currency or in UVR by using reference rates and margins determined provided by Bloomberg and other price providers in accordance with international markets.

Securities denominated in foreign currency other than U.S. dollars are first converted by the Bank and its Subsidiaries to U.S Dollars using the Representative Market Rate authorized by the Superintendency of Finance. The U.S Dollars amount computed is then converted to pesos using the market exchange rates applicable on the corresponding dates, as established by the Superintendency of Finance.

Valuation adjustments are recorded in the consolidated statement of operations as interest income, and foreign exchange gains or losses resulting from investment in foreign currency securities are recorded as net foreign exchange gain or loss.

2.3 Equity Securities

External Circular 100 of 1995 issued by the Superintendency of Finance provides that investments should be valued on a daily basis; however, in the case of investments in shares with little or low market liquidity, or that are not listed on the stock exchange, the valuation source of these investments is the financial statements of the related company. The Bank records the valuation of these investments on a monthly basis:

a) Listed equity securities on the Stock Exchange in Colombia are valued at prices published by authorized entities. In the absence of a price calculated for the day on which these investments are valued, the last known valuation price is used. For low volume trading securities the Bank uses the method described below in section b.

b) Non-listed equity securities are valued based on their purchase cost which is increased or decreased based on the investor’s share in all subsequent changes in the issuer’s equity.

For this purpose, the issuer’s equity is calculated based on the latest certified financial statements released by the issuer, within six (6) months prior to the date of determination.

Shares held in investment funds and structured securitizations through funds or self-standing trusts are valued using the unit value calculated by the fund manager on the day immediately preceding the date on which such investments are valued. In the case of the Private Capital Fund, -Fondo Inmobiliario Colombia-, the unit value is calculated based on the fund financial statements in which real estate assets are recorded at their fair value.

Until August 24, 2009, in accordance with External Circular 030 of 2009 issued by the Colombian Superintendency of Finance, equity securities were valued based on the trade-weighted stock index applicable on the valuation date, as show below:

a) High-trading stocks: based on the last daily average trade-weighted price as published by the stock exchange.

b) Medium-trading stocks: based on the average price for the last five (5) days on which such stocks were traded.

c) Low-trading stocks or those with no quoted share prices: Value was calculated the same way described in b. above.

This change in the valuation estimate increased the “surplus revaluation of asset account” on the stockholders’ equity by approximately COP 88,384 for the year 2009.

3. Accounting recognition

3.1 Trading Investments

Changes in the fair value of the investment are recorded in the consolidated statement of operations.

3.2 Investments Held to Maturity

Investments held to maturity are accounted for at amortized cost using the effective interest rate method and interest accruals are recorded as interest income on investment securities.

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

Changes in the carrying of investments in securities with little or low liquidity on the exchange or not listed on stock exchanges are recorded as other assets in a special account “Reappraisal of assets” with a charge or credit in the stockholders’ Equity in the account “surplus of revaluations of assets”. A decrease in the fair value of the investment below the purchase cost is recorded as a provision with a charge in the consolidated statement of operations. This provision could be reversed in the future if the fair value increases above the investment cost.

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

In assessing investment securities for impairment, the Bank reviews the ratings issued by ratings agencies, where applicable, and verifies its internal rating model and calculates the maximum registered amount in accordance with those credit ratings or model. If the resulting amount is less than its carrying amount, the carrying amount of the investment is reduced to the face value, net of any amortization of principal , multiplied by that percentage. An impairment loss is recognized immediately in the consolidated statement of operations for trading and held to maturity securities, for investments available for sale an impairment loss is recognized in the consolidated statement of operations.

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

In 2009 the Bank and its subsidiary Banca de Inversión Bancolombia S.A., reclassified certain investments pursuant to the aforementioned provision. This reclassification resulted in an increase in income totaling COP 80,398. No reclassifications were performed in 2010 or in 2011.

(i) Loans and Financial Leases

The Bank grants loans to customers in the following segments: residential mortgage, consumer, commercial and small business loans. A substantial portion of the Bank’s loan portfolio is represented by commercial loans throughout Colombia.

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

Suspension of Interest Accruals

The Superintendency of Finance requires that interest, income, lease payments and other items of income cease to be accrued in the statement of operations after a loan is in arrears for more than two months for mortgage and consumer loans, three months for commercial loans and one month for small business loans. However, the Bank adopted a policy, in which commercial, consumer and small business loans that are past-due more than 30 days and mortgages that are past-due more than 60 days will stop accruing interest in the statement of operations. Instead, interest and principal payments are reflected in memorandum accounts until such time that the customer proceeds to pay amounts due or overdue. After that, the interest collected is recorded as income on a cash basis. The Bank has recorded an allowance for 100% of any accrued interest, after the suspension of accruals.

Credit Risk Evaluation

The Bank analyzes on an ongoing basis the credit risk to which its loan portfolio is exposed considering the terms of the corresponding obligations as well as the level of risk associated with the borrower. This risk evaluation is based on information relating to historical performance data, particular characteristics of the borrower, collateral, debt service with other entities, macroeconomic factors, financial information, etc. For consumer, mortgage and small business loans the analysis is performed only on the basis of the past-due days of the loans.

For commercial loans, the following minimum credit risk ratings are assigned, according to the financial situation of the debtor and/or the past-due days of the obligation; additionally, all significant counterparty relationships as well as loans under special supervision are reviewed in detail every six months:

Rating	Qualitative Factors

A - Normal Risk	Loans and financial leases in this category are appropriately serviced. The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the Bank, reflect adequate paying capacity.

B - Acceptable Risk, Sub Normal	Loans and financial leases in this category are acceptably serviced and guaranty protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.

C - Appreciable Risk	Loans and financial leases in this category represent insufficiencies in the debtors’ paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.

D – Significant Risk	Loans and financial leases in this category have deficiencies and the probability of collection is highly doubtful are deemed uncollectible.

E – Unrecoverable	Loans and financial leases in this category are considered default loans.

Allowance for Loan Losses

Commercial and consumer loans

Allowances for loan losses are established based on the parameters issued by the Superintendency of Finance.

The Bank has adopted the Reference Models for Commercial and Consumer loans, respectively, issued by the Superintendency of Finance, based on these models, the individual provision for loan portfolios is calculated as a sum of the following individual components:

(a) The individual current credit risk (pro-cyclic): corresponding to the portion of the individual provision on the loan portfolio that reflects the current credit risk for each debtor.

(b) The individual future credit risk (counter-cyclic): corresponding to the portion of the individual provision on the loan portfolio, reflecting future possible changes in the debtor’s credit risk. This portion is included to reduce the impact on the income statement when such a situation occurs. The internal reference models must take into account and calculate this component based on all available information reflecting such changes.

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

Probability of Default is calculated based on the following matrices authorized by the Superintendency of Finance according to the type of portfolio:

The following classification is needed to apply the Reference Model for Commercial loans, issued by the Superintendency of Finance:

Classification of commercial loans for level of assets
Size of the Corporation	Level of assets in SMMLV	COP
Large Corporations	More than 15,000	More than 8,034
Medium Corporations	Between 5,000 and 15,000	Between 2,678 and 8,034
Small Corporations	Less than 5,000	Less than 2,678

SMMLV: refers in spanish to “Salario Mínimo Mensual Legal Vigente”. In 2011, the effective legal minimum monthly salary in Colombia was COP 535,600 (in pesos)

Commercial loans

MATRIX A
Rating	Large Corporations	Medium Corporations	Small entities	Natural persons

AA	1.53%	1.51%	4.18%	5.27%
A	2.24%	2.40%	5.30%	6.39%
BB	9.55%	11.65%	18.56%	18.72%
B	12.24%	14.64%	22.73%	22.00%
CC	19.77%	23.09%	32.50%	32.21%
Default	100.00%	100.00%	100.00%	100.00%

MATRIX B
Rating	Large Corporations	Medium Corporations	Small entities	Natural persons

AA	2.19%	4.19%	7.52%	8.22%
A	3.54%	6.32%	8.64%	9.41%
BB	14.13%	18.49%	20.26%	22.36%
B	15.22%	21.45%	24.15%	25.81%
CC	23.35%	26.70%	33.57%	37.01%
Default	100.00%	100.00%	100.00%	100.00%

Consumer loans

MATRIX A

Rating	Vehicles	Others	Credit Cards

AA	0.97%	2.10%	1.58%
A	3.12%	3.88%	5.35%
BB	7.48%	12.68%	9.53%
B	15.76%	14.16%	14.17%
CC	31.01%	22.57%	17.06%
Default	100.00%	100.00%	100.00%

MATRIX B

Rating	Vehicles	Others	Credit Cards

AA	2.75%	3.88%	3.36%
A	4.91%	5.67%	7.13%
BB	16.53%	21.72%	18.57%
B	24.80%	23.20%	23.21%
CC	44.84%	36.40%	30.89%
Default	100.00%	100.00%	100.00%

In accordance with the instructions issued by the Superintendency of Finance and due to the cumulative phase that took place during the years 2011 and 2010, the Bank used Matrix A in order to calculate its individual current credit risk (pro-cyclic). The Bank uses matrix B during the stage non cumulative as defined by Superintendency of Finance.

Exposure at Default

Exposure at default is defined as the current loan balance of the principal, plus interest receivable accounts and other receivables of the customer.

Loss Given Default (LGD)

Loss Given Default is the economic loss incurred by the Bank when events of default occur. The LGD for debtors classified in the default rating depends on the type of collateral and gradually increases the provision according to the amount of days lapsing after being classified in such rating. For this purpose 100% of the collateral value is considered to cover the principal amount. Loss Given Default is calculated based on the following matrices authorized by the Superintendency of Finance according to the type of loan portfolio:

Commercial loans

Collateral		LGD Initial	Days After Default	LGD	Days After Default	LGD	Days After Default	LGD	Days After Default
Guarantees not accepted as collateral		55%	0	100%	1 onwards
Financial collateral: FNG and FAG	(1)	12%	0-359	70%	360-539	100%	540 onwards
Real estate – commercial and residential		40%	0	60%	1-89	80%	90-209	100%	210 onwards
Assets leased in leasing agreements		45%	0	90%	1-89	100%	90 onwards
Other collaterals		50%	0	90%	1-89	100%	90 onwards
Rights in trust guarantees and others		45%	0	60%	1-89	80%	90-209	100%	210 onwards
Without collateral or not accepted for local purposes		55%	0	100%	1 onwards

Consumer loans

Collateral		LGD Initial	Days After Default	LGD	Days After Default	LGD	Days After Default	LGD	Days After Default
Guarantees not accepted as collateral		75%(2)	0	90	1-29	90%	30-89	100%	90 onwards
Financial collateral: FNG and FAG	(1)	12%	0- 359	70	360-539	100%	540 onwards
Real estate – commercial and residential		40%	0	80	1-29	90%	30-89	100%	90 onwards
Assets leased in leasing agreements- real estate		35%	0	80	1-29	90%	30-89	100%	90 onwards
Assets leased in leasing agreements – other than real estate		45%	0	85	1-29	90%	30-89	100%	90 onwards
Other collaterals		50%	0	85	1-29	90%	30-89	100%	90 onwards
Rightsin trust guarantees and others		45%	0	80	1-29	90%	30-89	100%	90 onwards
Without collateral or not accepted for local purposes		75%(2)	0	9	1-29	90%	30-89	100%	90 onwards

(1)	Collateral provided to the clients by local government entities named:

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

FNA = Fondo Nacional Agropecuario.

(2)	In accordance with External Circular 043 of 2011 issued by Superintendency of Finance, the LGD was increased by 10% for loans without collateral. The Bank decided to apply the same increase for loans with guarantees not accepted as collateral.

For sovereign collateral, letters of credits and deposits the LGD is zero (0).

Mortgage Residential Loans and Small Business Loans

In compliance with instructions issued by the Superintendency of Finance for mortgage residential loans and small business loans, the Bank must maintain at all times individual provisions corresponding to minimum percentages which might differ if the loan has any collateral (up to seventy percent (70%) of the collateral value is considered to repay the principal). There is no reference model issued for this type of loans.

The tables set forth below show the percentages applied on collateral for maintaining individual provisions according to the instructions issued by the Superintendency of Finance:

For Small Business Loans

Past-due	Percentage
0 – less than 12 months	70%
More than 12 months – less than 24 months	50%
More than 24 months	0%

For Mortgage Residential Loans

Past-due	Percentage
0 – less than 18 months	70%
More than 18 months – less than 24 months	50%
More than 24 months – less than 30 months	30%
More than 30 months – less than 36 months	15%
More than 36 months	0%

Allowances are calculated based on the following matrix authorized by the Superintendency of Finance:

	Mortgage Residential Loans
	Principal outstanding
Risk Rating	With Collateral	Without Collateral	Accounts receivables
A – Normal	1%	1%	1%
B – Acceptable	2.20%	3.20%	100%
C – Appreciable	60%	60%	100%
D – Significant	100%	100%	100%
E – Unrecoverable	100%	100%	100%

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

General Allowance

According to Superintendence rules, the Bank records a general provision corresponding to one per cent (1%) of the total value of mortgage and small business loans. The general provision, however, may be increased if approved by the general stockholders’ meeting, and is updated on a monthly basis according to the increases or decreases in the loan portfolio.

Other provisions

The Bank and its subsidiaries Factoring Bancolombia S.A., Leasing Bancolombia S.A. and Tuya S.A. also record other provisions for specific clients besides the minimum provisions required by the Superintendency of Finance, bearing in mind specific risk factors affecting clients, including macroeconomic, industry and any other factors that could indicate early impairment.

At December 31, 2011, and 2010 additional provisions were as follows:

Type of Loan	2011		2010
Commercial	COP	263,535	COP	274,685
Consumer		90,655		61,439
Small Business Loans		7		14
Total	COP	354,197	COP	336,138

Charge-Offs

Biannually in June and December, the Bank writes off in full debtors classified as “unrecoverable”, based on the following criteria: (i) provision of 100% of all amounts past-due (principal, interest and other items); (ii) One hundred eighty (180) days past-due for consumer and small business loans and (iii) Three hundred sixty (360) days past-due for commercial loans.

The recovery of charged-off loans is accounted for as income in the consolidated statements of operations.

Troubled Restructured Loans

Loans are restructured when the Bank, because of economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider.

Troubled restructured loans are accounted for according to the restructuring agreement rules, including income accruals. When the agreement includes the capitalization of non-accrual interest previously recorded in memorandum accounts, that interest is recorded by increasing the loan balance with a credit to deferred income in other liabilities and amortized with a credit to income on a cash receipts basis.

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

Sale of loan portfolios under securitizations process

Portfolio loans sold under securitization processes are derecognized at their net book value. Any difference arising between the proceeds of the sale and its book value is recorded as an income or expense, as applicable, in the consolidated statement of operations.

Loans that are securitized are derecognized as non-recourse credit providing the following conditions are fulfilled:

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

According to Superitendency regulations any residual beneficial interest retained by the Bank in a securitization process must be recorded as a held to maturity investment in an amount equal to the value established for the beneficial interest in the balance sheet of the special purpose entity created for such purpose. Before 2008 residual beneficial interests were not recognized. As a result, the Bank recognized residual beneficial interests in 2011, 2010 and 2009 in investment securities increasing income amounting to COP 18,692; COP 19,699 and COP 57,358, respectively.

(j) Derivatives

Under Colombian GAAP, derivatives are defined as agreements between two parties to purchase or sell financial instruments at a future date or agreements where the underlying is an index in a stock exchange. The Bank performs only derivative operations to facilitate customer business or for hedging purposes but not for speculation, in forwards, options or swaps where the underlying are exchange rates, interest rates and securities.

The Bank recognizes all of its derivatives instruments on its balance sheet as either assets or obligations depending on the rights or obligations under the derivatives contracts. All derivatives shall be measured at fair value; changes in the fair value are recognized currently in the statement of operations, except that premium received or paid in option contracts and changes in the fair value of swap contracts on their first day are deferred and recognized in the statement of operations on a straight line basis during the life of the contract. Accounting Superintendency rules permit hedge accounting, but the Bank does not use it.

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

In 2008, the Colombian Superintendency of Finance issued external circulars 025, which amended chapter XVIII of the Circular Basica Contable y Financiera. In accordance with the 2008 External Circular 025, Bancolombia modified the methodology by which its values its portfolio of derivatives and structured products. As a result, in 2009 the Bank recorded a loss due to reduction in the carrying value of derivatives in the amount of COP 122,765.

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

Impairment of Foreclosed Assets

The Superintendency of Finance requires that a Bank record a provision equal to 60% for real estate and 70%, for other foreclosed assets, of the carrying value of the asset at the time of receipt, which must be recorded in straight line monthly installments within the two years following its receipt. Once the legal term for sale has expired, the provision must be increased to 80% and 100%, respectively. If the term extension to sell the asset is granted by the Superintendency, this increase may be recorded on a monthly basis within the new term.

Also, it is the Bank’s policy, in the case of foreclosed assets that remain for more than five years in the Bank’s possession to increase the provision up to 100% of its book value. Foreclosed assets under commitment agreements to sell are excluded from this practice.

(l) Loan Fees

Loan origination and commitment fees, as well as direct loan origination and commitment costs, are recorded in the consolidated statement of operations as earned and as incurred.

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

The net book value of land and buildings (cost less accumulated depreciation) is compared against fair values taken from independent professional appraisals. If the fair value is higher, the difference is recorded as a “Reappraisal of Assets” with a credit to the “Surplus for Reappraisal of Assets” in Stockholders’ Equity; otherwise, the difference is charged to expenses as provision for other assets of the period. This provision could be reversed in the future if the fair value of the asset increases. Appraisals must be updated at least every three years.

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

Deferred Charges

•	Stationery is expensed when consumed.

•	The discount on the issuance of long-term debt is amortized over the term of the debt on a straight-line basis.

•	Contributions and affiliations are amortized over the period prepaid.

•	The Bank has been developing a major project to renew its technological infrastructure, named Innova. Accounting guidelines in the case of the Innova project are as follows:

(a)	Software licenses and fees and other payments that directly relate to software development are deferred and then amortized over a period of 36 months, from the date when the software begins to be used in the Bank’s operations.
(b)	Payroll for employees who are directly associated with the project is recorded as an expense on an accrual basis.
(c)	The fees that are not directly related to software development and other indirect costs (gap analysis, training, replacing internal resources, etc) are recorded as an expense on an accrual basis.

•	Software licenses and fees and other payments greater than COP 120 that directly relate to software development, other than Innova project, are deferred and then amortized over a period of 12 months, from the date when the software begins to be used in the Bank’s operations. Payments less than COP 120 are recorded in the consolidated statement of operations as expensed as incurred.

•	During 2010 new regulation required Colombian companies to calculate Equity tax only once for the next four years as of January 1, 2011 and payable in 8 semi-annual installments over four years without interest. The amount computed, in accordance with Colombia GAAP was recorded as a deferred asset to be amortized against the balance of local special account named “Revaluation of equity” in the stockholders’ equity created when in the past companies recorded inflation adjustments on a straight line basis during the four years, if the balance in this account is not enough the difference is amortized against consolidated statement of operations. The equity tax calculated by the Bank and its subsidiaries amounts to approximately COP 469,002. As of December 31, 2011, the Bank has amortized COP 105,324 against equity and COP 12,097 in results, included in the line “Administrative and other expenses” of the Consolidated Condensed Statements of Operations.

(o) Premises and Equipment Held under Operating Leases

The subsidiaries Leasing Bancolombia S. A., Renting Colombia S.A., Arrendamiento Operativo CIB S.A.C (Before known as Renting Perú), Fondo de Inversión Renting Perú and Arfinsa lease assets under operating leasing arrangements. Assets under operating leases are recorded at cost. Equipment other than vehicles is fully depreciated over the shorter of the lease term or its useful life.

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

According to the rules of the Colombian Superintendency of Finance, a general provision of 1% of the book value of premises and equipment under operating leases is calculated and is charged to the statement of operations.

(p) Goodwill

Goodwill value acquired is determined once the Bank effectively obtains control over the acquired entity in an amount equal to the difference between the price paid and the net book value of the assets and liabilities acquired. Goodwill must be allocated to each of the business segments acquired, which must be fully identified in the accounting records.

Since January 2008, goodwill recorded in the Group Banagrícola acquisition, is amortized on a straight-line basis over 20 years since the Bank considers that this method reflects the pattern in which the asset’s future economic benefits are expected to be received from the business acquired.

Goodwill allocated to a business segment is tested for impairment annually, comparing the fair value with the book value of the business segments.

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

(u) Legal Retirement Pensions

Under Colombian laws, employees’ pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2011 and 2010 essentially relates to retired employees who rendered services to the Bank before the current regulations took effect. Under Colombian GAAP, retirement pension liabilities are calculated on an actuarial basis. The actuarial liability is amortized on a straight line basis over periods defined by local rules. The Bank’s pension liability as of December 31, 2009 was fully amortized, but during 2010 the Government implemented a new mortality table to calculate the liability increasing the Bank’s retirement pension liability. The increase in the actuarial liability for this reason could be amortized until 2029. As of December 31, 2011, the Bank’s retirement pension liability has been amortized by 97.54%.

(v) Estimated Labor Liabilities

Other legal estimated labor liabilities are recorded based on applicable legislation and current labor agreements.

In addition to legal benefits, the Bank granted to its employees other benefits such as retirement and seniority bonuses. The liability for retirement bonuses is calculated on an actuarial basis and fully recognized in the statement of operations. Contractual liability for seniority bonuses is accrued and recorded on a straight-line basis during the contractual term.

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

Loan origination costs are recorded in the statement of operations when incurred. The Bank has not implemented a policy of collecting commissions on the origination of the loans, and the commissions that it collects from credit cards are recorded in the income accounts using the accrual method.

Profits in leaseback transactions of real estate with a real estate investment fund, after duly evaluating the legal and economic aspects of the transaction under Colombian GAAP, are duly recorded in the consolidated statement of operations. Other income for 2010 includes amounts in respect of a gain on sale of property, plant and equipment as a result of a sale leaseback transaction under which the Bank sold certain real estate to a real estate investment fund and leased back such property. See Note 28.

(y) Memorandum Accounts

Contingent accounts record operations in which the Bank acquires rights or assumes obligations conditioned by possible or remote future events. They also include financial income accrued on nonaccrued assets in the loan portfolio and financial leasing operations.

Contingencies including fines, sanctions, litigation and lawsuits are evaluated by the Legal Department and its legal counsel. Estimating loss contingencies necessarily implies exercising judgment. In estimating loss contingencies regarding pending legal proceedings against the Bank, legal counsel evaluates, among other aspects, the merits of the case, the case law of the courts in question and the current status of the individual proceedings.

If this evaluation reveals the probability that a loss has occurred and the amount of the liability can be estimated, then this is duly recorded in the financial statements. If the evaluation reveals that a potential loss is not probable, or the outcome either is uncertain or probable but the amount of the loss cannot be estimated, then the nature of the corresponding contingency is disclosed in a note to the financial statements along with the probable estimated range of the loss. Loss contingencies that are estimated as being remote are not disclosed.

Memorandum accounts also record third party operations whose nature does not affect the financial situation of the Bank. Contingent and memorandum accounts are included in the caption “memorandum accounts” of the balance sheet. This also includes tax memorandum accounts that are used in preparing income tax returns, as well as all those internal control or management information accounts and reciprocal transactions carried out between the Bank and its Subsidiaries.

(z) Net Income Per Share

Under Colombian GAAP, in order to determine net income per share, the Bank uses the weighted average of Preferred and Common Shares outstanding during the accounting period. During the last two years ended on December 31, 2011 and 2010 the Bank’s weighted average of Preferred and Common Shares outstanding was 787,827,003.

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

(ab) Business Combinations

Business combinations under Colombian GAAP are recorded as follows: (i) the assets acquired and the liabilities assumed are recorded at book value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs includes the income of the acquired company as if the acquisition had occurred on the first day of the reporting period, and (iii) the costs directly related to the purchase business combination are not considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by Bank management.

However, the Conavi and Corfinsura acquisition which occurred in 2004 was accounted for using the pooling of interests method due to the combination was between entities under common control.

(3) Transactions in Foreign Currency

The Colombian regulations define the limit on the amount of foreign-currency assets and liabilities as 20% of the institution’s Technical Capital. As of December 31, 2011 and 2010, the Bank was in compliance with these regulations.

Substantially all foreign currency holdings are in U.S. Dollars. The consolidated foreign currency assets and liabilities, converted to US$, of the Bank at December 31, 2011 and 2010 were as follows:

	2011		2010

Assets:
Cash and due from banks	USD	961,307	USD	851,919
Overnight funds		465,687		173,309
Investment securities		1,027,664		1,026,669
Loans, net		8,493,153		6,308,184
Customers’ acceptances and derivatives		701,136		(522,527)
Accounts receivable		126,208		93,263
Premises and equipment, net		122,571		90,527
Other assets		628,748		721,287
Total foreign currency assets	USD	12,526,474	USD	8,742,631
Liabilities:
Deposits		5,597,488		5,614,625
Bank acceptances outstanding and derivatives		1,393,734		(138,967)
Borrowings from development and other domestic banks		37,333		37,549
Interbank borrowings		2,126,378		1,410,120
Other liabilities		3,111,635		1,545,002
Total foreign currency liabilities		12,266,568		8,468,329
Net foreign currency asset position	USD	259,906	USD	274,302

At December 31, 2011 and 2010, the net foreign exchange proprietary trading assets amounted to USD 146,013 and USD 56,370 respectively, which meet the legal requirements.

At December 31, 2011 and 2010, foreign currency of foreign subsidiaries represents 82.86% and 82.06%, respectively, of the consolidated assets in foreign currency and 83.98% and 81.57% respectively, of the consolidated liabilities in foreign currency.

(4) Cash and Due From Banks

The balances of cash and due from banks consisted of the following:

	2011		2010

Colombian peso denominated:
Cash	COP	2,798,716	COP	2,229,095
Due from the Colombian Central Bank		2,019,340		1,384,728
Due from domestic banks		126,735		61,129
Remittances of domestic negotiated checks in transit		6,496		7,327
Allowance for cash and due from banks		(511)		(436)
Total local currency		4,950,776		3,681,843

Foreign currency:
Cash		135,597		127,756
Due from the Colombian and El Salvador Central Bank		556,212		621,138
Due from foreign banks		1,128,905		812,428
Remittances of foreign negotiated checks in transit		46,845		69,233
Allowance for cash and due from banks		(28)		-
Total foreign currency		1,867,531		1,630,555
Total cash and due from banks	COP	6,818,307	COP	5,312,398

(5) Investment Securities

Investments in trading securities consisted of the following:

	2011		2010

Trading Securities

Colombian peso denominated:
Colombian government	COP	2,890,170	COP	1,599,651
Government entities		32,244		34,493
Financial institutions		570,825		455,791
Corporate bonds		69,452		110,176
Equity securities		293,687		246,972
Total local currency denominated		3,856,378		2,447,083

Foreign currency denominated:
Colombian government		135,350		22,214
Foreign governments		1,386		2,401
Government entities		-		4,800
Financial institutions		5,861		147
Corporate bonds		751		860
Equity securities		12,077		19,163
Total foreign currency denominated		155,425		49,585
Total trading securities		4,011,803		2,496,668
Allowance for trading securities		(5,245)		(9,067)
Total trading securities, net	COP	4,006,558	COP	2,487,601

The foreign currency denominated securities issued or secured by the Colombian government are bonds denominated in U.S. Dollars, purchased at par value, with annual average interest rates of 2.10% and 3.67% for 2011 and 2010, respectively.

As of December 31, 2011 and 2010, the Bank pledged investment securities amounting to COP 1,984,210 and COP 1,292,211 respectively as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.

Investments in available for sale securities consisted of the following:

Available for sale - Debt securities	2011		2010

Colombian peso denominated:
Colombian government	COP	72,394	COP	78,107
Financial institutions		673,314		1,048,193
Other		1,129		3,192
Total local currency denominated		746,837		1,129,492

Foreign currency denominated:
Colombian government		65,250		89,268
El Salvador Central Bank		132,392		164,493
Government entities(1)		72,100		86,802
Foreign governments		450,067		509,335
Financial institutions		168,171		147,493
Corporate bonds		51,248		56,186
Other		73,418		62,882
Total foreign currency denominated		1,012,646		1,116,459
Total Available for sale - Debt securities		1,759,483		2,245,951
Valuation allowance for available for sale securities		(9,715)		(34,983)
Total available for sale securities, net	COP	1,749,768	COP	2,210,968

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

The Bank received proceeds from sales of COP 1,450,358 and COP 2,198,192 of available for sale debt securities during the years ended December 31, 2011 and 2010, respectively.

	Participation Percentage at December 31, 2011	2011		Participation Percentage at December31, 2010	2010
Available for sale - equity securities

EPSA S.A. ESP	1.96%	COP	62,343	1.96%	COP	62,343
Todo Uno Services	47.72%		46,281	47.72%		45,597
Bolsa de Valores de Colombia	8.37%		52,501	8.38%		41,194
Sociedad Administradora de Fondos de Pensiones y de Cesantías Protección S.A. (1)	24.64%		86,993	23.44%		22,102
Inversiones Inmobiliaria Arauco Alameda(2)	45.00%		24,136	45.00%		20,657
Titularizadora Colombiana S.A.	21.25%		14,743	21.25%		17,308
Promotora La Alborada(3)	-		-	3.33%		14,001
Grupo Odinsa(4)	13.46%		190,516	-		-
Urbanización Chico Oriental No. 2 Ltda.(5)	-		-	86.45%		7,848
Concesiones CCFC S.A.	25.50%		7,223	25.50%		7,223
Concesiones Urbanas S.A.	33.33%		5,590	33.33%		5,591
Cadenalco S.A. Securitization	3.33%		5,150	3.33%		5,106
Deposito Centralizado de valores de Colombia Deceval S.A.	13.59%		4,738	13.59%		4,738
Redeban Red Multicolor	20.36%		4,396	20.36%		4,396
Banco Latinoamericano de exportaciones BLADEX S.A.	0.20%		1,799	0.27%		1,786
Other			26,800			13,293
Total equity securities		COP	533,209		COP	273,183

Valuation allowance for equity securities			(65,138)			(44,640)
Total equity securities, net		COP	468,071		COP	228,543

 (1) In June 2011, the Bank made two payments for COP 64,891, corresponding to the issuance of 116,580 common shares.

(2) During the period ended December 31, 2011, Banca de Inversión Bancolombia, the Bank’s investment banking unit, increased its investment in Inversiones Inmobiliarias Arauco Alameda S.A. through capitalization for COP 3,479.

(3) In June 2011, Bancolombia sold its 3.33% participation in Promotora La Alborada accounted for COP 14,001. The Bank recorded a recovery of allowance for investment losses of COP 9,897 in connection to this transaction.

(4) During August and September 2011, Inversiones CFNS acquired shares representing approximately 13.46% of the outstanding shares of Grupo Odinsa S.A. for COP 190,516.

(5) In August 2011, the Bank sold its investments Urbanización Chico Oriental No. 2 Ltda. and Urbanización Sierras del Chico investment for COP 3,415, recording losses in sales of investment securities for COP 7,994. See Notes: 15 – Foreclosed assets, 26 – Contingencies and 30- Subsequent events.

Dividends received from equity investments amounted to COP 27,700, COP 34,699 and COP 24,045 for the years ended December 31, 2011, 2010 and 2009, respectively.

The following equity securities are impaired under Colombian GAAP and the Bank has recognized the impairment amounts:

	2011			2010
		Valuation			Valuation
	Risk Category	Allowance		Risk Category	Allowance

Todo Uno Services	C	COP	46,281	B	COP	26,325
Urbanización Chicó Oriental No. 2 Ltda.	E		-	E		7,848
Urbanización Sierras del Chicó Ltda.	E		-	E		203
Industria Colombo Andina Inca S.A.	E		367	E		367
Promotora La Alborada	E		-	E		9,897
Enka de Colombia S.A.	B		3,280	B		-
Grupo Odinsa S.A.	A		3,567	A		-
Bolsa de Valores de Colombia	A		11,643	A		-
		COP	65,138		COP	44,640

Investments in held to maturity securities consisted of the following:

	2011		2010
Held to Maturity Securities

Colombian peso denominated:
Colombian government	COP	443,181	COP	479,404
Government entities		1,159,509		976,891
Financial institutions		1,297,556		1,475,318
Corporate bonds		4,517		5,883
Total Colombian-Peso denominated		2,904,763		2,937,496

Foreign currency denominated:
El Salvador Central Bank		553,461		587,196
Government entities		175		195
Foreign governments		39,802		45,845
Financial institutions		147,733		114,721
Other		89,754		64,874
Total foreign currency denominated		830,925		812,831
		3,735,688		3,750,327
Valuation allowance for Held to Maturity securities		(1,894)		(1,677)
Total Held to Maturity securities, net	COP	3,733,794	COP	3,748,650

The following table summarizes the maturities and weighted average yields of the Bank’s investment debt securities as of December 31, 2011:

	As of December 31, 2011
	Maturing in less than 1 year		Maturing between 1 and 5 years		Maturing between 5 and 10 years		Maturing in more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
(in millions of pesos (COP), except yields)
Securities issued or secured by:
Foreign currency.-denominated:
Colombian government	143,022	1.31%	44,692	4.17%	12,190	3.48%	698	6.11%	200,602	2.10%
El Salvador Central Bank	608,124	0.24%	77,729	2.55%	-	-	-	-	685,853	0.50%
Other government entities	-	-	8,144	3.11%	17,413	3.76%	46,718	3.99%	72,275	3.83%
Other financial entities	69,153	2.57%	143,389	4.13%	107,203	5.31%	2,019	6.99%	321,764	4.20%
Foreign governments	332,086	1.95%	37,582	1.13%	77,138	4.66%	37,466	6.51%	484,272	2.67%
Others	12,432	1.88%	101,172	7.19%	98,654	5.71%	-	-	212,258	6.19%
Subtotal	1,164,817	1.02%	412,708	4.29%	312,598	5.12%	86,901	5.16%	1,977,024	2.53%

	As of December 31, 2011
	Maturing in less than 1 year		Maturing between 1 and 5 years		Maturing between 5 and 10 years		Maturing in more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
(in millions of pesos (COP), except yields)

Securities issued or secured by:
Peso-denominated
Colombian government	626,148	5.06%	2,034,837	6.10%	56,985	7.69%	86,469	7.63%	2,804,439	5.95%
Other government entities	1,186,643	1.06%	5,110	6.45%	-	-	-	-	1,191,753	1.09%
Other financial entities	98,390	5.66%	440,456	6.66%	699,253	6.10%	887,491	11.66%	2,125,590	8.52%
Others	7,370	5.99%	40,497	7.90%	27,184	7.94%	-	-	75,051	7.73%
Subtotal	1,918,551	2.62%	2,520,900	6.23%	783,422	6.28%	973,960	11.30%	6,196,833	5.91%
Securities issued or secured by:
UVR-denominated
Colombian government.	113,428	0.16%	472,410	0.80%	3,410	2.94%	12,059	3.50%	601,307	0.74%
Other financial entities	-	-	24,420	4.35%	291,944	3.96%	92,828	8.19%	409,192	4.94%
Subtotal	113,428	0.16%	496,830	0.97%	295,354	3.95%	104,887	7.65%	1,010,499	2.44%
Total (COP)	3,196,796		3,430,438		1,391,374		1,165,748		9,184,356

(1) Amounts are net of allowances for decline in value which amounted to COP 16,854 million in 2011.

(2) Yield was calculated using the internal return rate (IRR) as of December 31, 2011.

(6) Loans and Financial Leases

Loan portfolio and financial lease contracts were classified, in accordance with the provisions of the Superintendency of Finance, as follows:

December 31, 2011

Rating	Commercial		Consumer		Mortgage		Small business Loans		Financial leases		Total
“A” Normal	COP	36,178,917	COP	9,378,629	COP	4,568,655	COP	279,477	COP	6,689,482	COP	57,095,160
“B” Acceptable		819,831		824,253		103,462		10,046		188,475		1,946,067
“C” Appreciable		457,906		247,367		55,265		6,557		146,798		913,893
“D” Significant		491,898		230,958		32,001		6,013		87,812		848,682
“E” Unrecoverable		264,445		164,839		81,285		14,813		59,244		584,626
Total loans and financial leases	COP	38,212,997	COP	10,846,046	COP	4,840,668	COP	316,906	COP	7,171,811	COP	61,388,428

December 31, 2010

Rating	Commercial		Consumer		Mortgage		Small business Loans		Financial leases		Total
“A” Normal	COP	28,873,068	COP	7,391,320	COP	3,070,146	COP	222,455	COP	5,357,198	COP	44,914,187
“B” Acceptable		929,599		313,562		97,124		8,198		240,315		1,588,798
“C” Appreciable		337,637		131,836		62,126		5,519		69,783		606,901
“D” Significant		594,824		232,909		40,002		6,034		140,520		1,014,289
“E” Unrecoverable		257,275		107,548		73,483		12,876		25,733		476,915
Total loans and financial leases	COP	30,992,403	COP	8,177,175	COP	3,342,881	COP	255,082	COP	5,833,549	COP	48,601,090

Promissory notes documenting loans amounting to COP 957,698 and COP 998,775 at December 31, 2011 and 2010, respectively, have been duly endorsed to development banks, as required by applicable laws.

The following table represents a summary of troubled loans restructured:

	2011		2010
Performed by the Bank	COP	1,263,924	COP	1,533,596
Performed under local regulations		266,397		223,166
Interest and other receivables items		12,080		18,073
Trouble loans restructured		1,542,401		1,774,835
Allowances for loan losses		(489,988)		(627,068)
Troubled loans restructured, net	COP	1,052,413	COP	1,147,767

(7)	Allowance for Loans, Financial Leases and Accrued Interest Losses

The following table sets forth an analysis of the activity in the allowance for loans and financial leases losses:

	2011		2010		2009

Balance at beginning of year	COP	2,509,213	COP	2,431,667	COP	2,134,360
Provision for loan losses		1,796,873		1,842,406		2,448,581
Reversals of provision		(972,251)		(1,085,211)		(1,186,674)
Charge-offs		(531,682)		(658,151)		(925,592)
Effect of changes in foreign exchange rates		10,429		(21,498)		(39,008)
Balance at end of year	COP	2,812,582	COP	2,509,213	COP	2,431,667

Ratio of charge-offs to average outstanding loans		0.99%		1.49%		2.10%
Recovery of charged- off loans	COP	244,141	COP	276,209	COP	214,251

Recoveries of charged-offs loans are recorded separately in the consolidated statement of operations.

The following table sets forth the activity in the allowance for accrued interest losses:

	2011		2010		2009

Balance at beginning of year	COP	38,952	COP	45,937	COP	54,323
Provision		31,852		33,540		46,840
Charge-offs		(9,088)		(18,057)		(25,707)
Reversal of provisions		(18,133)		(22,118)		(28,980)
Effect of changes in foreign exchange rates		61		(350)		(539)
Balance at end of year	COP	43,644	COP	38,952	COP	45,937

(8) Customers’ Acceptances and Derivatives

The Bank’s rights and commitments from customers’ acceptances and derivatives operations were as follows:

	2011		2010
Assets

Customer Acceptances	COP	35,201	COP	47,486

Assets Derivatives
Spot Transactions		180		44
Future Contracts		11		-
Forward Contracts		94,402		136,593
Swaps		547,991		569,262
Options		63,511		31,503
Total Assets Derivatives		706,095		737,402

Total Customer Acceptances and Derivative Assets		741,296		784,888

Liabilities
Customers Acceptances		35,201		47,486
Liabilities Derivatives
Forward contracts		143,068		104,634
Swaps		297,864		457,944
Options		37,842		35,310
Total Derivatives Liabilities		478,774		597,888

Total Customers Acceptances and Derivative liabilities	COP	513,975	COP	645,374

(9) Accounts Receivable

Accounts receivable consisted of the following:

	2011(1)		2010(1)

Balance in favor on credit card clearing house	COP	384,824	COP	342,095
Advances to suppliers		348,366		224,580
Commissions		60,478		49,252
Insurance premium receivables		55,311		65,211
Services and properties sold		38,229		14,261
Recoveries of insurances on deposits ("Fogafin")		16,408		9,874
Other accrued interest receivable		13,583		10,067
Sale of goods and services		12,703		7,159
Fees on international wire transfers		11,860		13,199
Other credit card receivable (joint venture Tuya S.A.)		11,828		10,028
Insurance on securitization process		7,553		6,872
Accounts receivables in branches		6,840		18,179
Sierras del Chicó and Chicó Oriental		5,262		4,761
Advances on commitments to purchase assets		2,041		3,688
Treasury operations pending payment by the customers		852		903
Advances to employees		417		1,253
Overnight funds sold		55		34
Advance capitalization purposes		-		5,877
Dividends		-		2,187
Other receivables		88,611		71,994
Total accounts receivable		1,065,221		861,474
Allowance for accounts receivable losses		(48,236)		(63,759)
Accounts receivable, net	COP	1,016,985	COP	797,715

(1) Includes all accounts receivable except those originated for interest loans.

The changes in allowance for accounts receivable losses are as follows:

	2011		2010		2009

Balance at beginning of year	COP	63,759	COP	72,619	COP	56,318
Sale of AFP Crecer Subsidiary(1)		(150)		-		-
Provision for uncollectible amounts		56,534		63,224		86,165
Charge-offs		(16,904)		(24,920)		(29,456)
Effect of difference in exchange rate		108		(2,170)		(910)
Reversal of provisions		(55,111)		(44,994)		(39,498)
Balance at end of year	COP	48,236	COP	63,759	COP	72,619

(1)	Corresponds to allowances accounted for AFP Crecer as of December 31, 2010. During 2011, the Bank agreed to sell 99.99% of their shares of capital stock in AFP Crecer . See Note 1, Organization and background.

(10)	Premises and Equipment

At December 31, 2011 and 2010 Property, Plant and Equipment consisted of the following:

	2011		2010

Premises and Equipment
Land	COP	138,957	COP	121,640
Buildings		702,936		650,900
Furniture, equipment and fixtures		265,931		247,773
Computer equipment		420,109		422,980
Vehicles		9,005		9,799
Construction in progress		12,392		61,525
Equipment in transit		823,260		370,223
Total		2,372,590		1,884,840
Less Accumulated depreciation		(744,868)		(707,111)
Allowance for impairment		(5,411)		(3,104)
Premises and equipment, net	COP	1,622,311	COP	1,174,625

Property and equipment depreciation expense for the years ended December 31, 2011, December 31, 2010 and December 31, 2009, amounted to COP 97,801, COP 106,974, and COP 114,844, respectively.

(11) Premises and equipment under Operating Leases

Premises and equipment under operating leases where the Bank or any of its subsidiaries act as lessor consisted of the following:

	2011		2010

Machinery and equipment	COP	257,013	COP	110,381
Vehicles		910,320		717,959
Furniture, equipment and fixtures		33,420		23,234
Computer equipment		320,780		248,298
Real estate		321,984		253,974
Total		1,843,517		1,353,846
Lease payments receivables under lease contracts		32,425		24,535
Less accumulated depreciation		(466,856)		(357,888)
Allowance for impairment		(29,029)		(14,385)
Operating Leases, net	COP	1,380,057	COP	1,006,108

Operating lease depreciation expense for the years ended December 31, 2011, 2010 and 2009, amounted to COP 125,202, COP 88,770, and COP 70,183, respectively.

(12) Prepaid Expenses and Deferred Charges

At December 31, 2011 and 2010 prepaid expenses and deferred charges consisted of the following:

	2011		2010

Prepaid expenses:
Insurance premiums	COP	13,695	COP	13,143
Software licenses		10,212		4,504
Equipment maintenance		573		634
Other		5,682		1,997
Total prepaid expenses		30,162		20,278
Deferred charges:
Equity tax and other contributions(1)		342,023		11
Software purchased and related capitalized costs under INNOVA project		259,130		172,982
Software other than under the Innova project		65,010		67,786
Discounts on issuance of bonds		47,139		31,863
Swaps fair value adjustment originated on their first contract day		20,953		18,021
Leasehold improvements		2,421		3,735
Commissions		1,292		1,728
Stationery and supplies		968		1,257
Other		16,358		2,203
Total deferred charges		755,294		299,586
Total prepaid expenses and deferred charges	COP	785,456	COP	319,864

(1)	Since 2007 Colombian tax regulations require companies pay annually a special tax defined as “Equity tax”, additionally to the income tax, calculated on their net assets on the basis of their tax basis as of January 1 of each year at the tax statutory rate of 1.2%. During 2010 and 2011 a new regulation required companies to calculate this tax only once for the next four years as of January 1, 2011 at the tax rate of 6% and payable in 8 semi-annual installments over four years without interest. The equity tax calculated by the Bank and its subsidiaries amounts to approximately COP 469,002. In accordance with accounting rules in Colombia, this amount was recorded as a deferred asset and an equivalent amount was recorded as an account payable.

(13) Other Assets

At December 31, 2011 and 2010 other assets consisted of the following:

	2011		2010

Other assets:
Value added tax deductible and withholding taxes	COP	50,289	COP	41,533
Investment in Trust		10,217		9,551
Deposits in derivative operations		104,176		268,119
Assets to place in lease contracts		1,455,527		826,071
Inventory		1,875		1,807
Joint Ventures		16,855		13,484
Other		58,709		25,412
Total other assets	COP	1,697,648	COP	1,185,977

(14) Goodwill

The activities in goodwill are as follows:

	2011		2010		2009

Balance at beginning of the year	COP	750,968	COP	855,724	COP	1,008,639
Additions derived from the acquisition of Banagrícola by Bancolombia Panamá		-		27		279
Additions derived from the Purchase to non-controlling interest of Renting Colombia by Leasing Bancolombia(1)		-		6,038		-
Other Additions(2)		52		137		1,996
Sale of AFP Crecer subsidiary (see note 1)		(28,553)		-		-
Amortization		(51,239)		(55,966)		(69,231)
Effect of change in foreign exchange rates		8,633		(54,992)		(85,959)
Balance at end of the year (3)	COP	679,861	COP	750,968	COP	855,724

(1) In March 2010, Leasing Bancolombia increased its equity interest participation in Renting Colombia, by buying the shares that the foreign partners, Mitsubishi International Corparation and Mitsubishi Corporation, held in Renting Colombia. As of December 31, 2011, the Bank had a participation of 100 % in Renting Colombia.

(2) The additions to the goodwill derived from new acquisitions of IFBA by Banagricola in the amount of COP 52 during the year 2011 and COP 21 during the year 2010. Besides, the additions derived from acquirements of Banco Agrícola by IFBA in the amount of COP 116 during the year 2010.

(3) The amount includes Goodwill recognized for COP 19,499 by Banagrícola S.A. and its subsidiaries before the acquisition that took place in 2007 and COP 178 accounted for Arrendamiento Operativo CIB S.A.C. (before Renting Perú S.A.C.) originated during the acquisition process of its subsidiaries.

Goodwill derived from the acquisitions of Banagrícola S.A. and Renting Colombia S.A. are allocated by segments at December 31, 2011 as follows:

Segments	Gross		Net of amortization

Banking El Salvador	COP	846,179	COP	636,604
Insurance		26,126		19,655
Renting		6,037		3,924
	COP	878,342	COP	660,183

At December 31, 2011, goodwill derived from the acquisition of Banagricola S.A. was tested for impairment by external advisors, using the discounted cash flow methodology. The Bank concluded that there is no impairment of goodwill under Colombian GAAP.

(15) Foreclosed Assets

Foreclosed assets consisted of the following:

	2011		2010

Equity securities	COP	33,475	COP	53,206
Real estate		176,509		180,083
Machinery and Equipment		3,661		2,242
Vehicles		13,034		12,814
Other assets		4,387		9,258
Total		231,066		257,603
Allowance for impairment		(177,872)		(187,326)
Total foreclosed assets, net	COP	53,194	COP	70,277

The following is a summary of equity securities classified as foreclosed assets:

	2011		2010

Chicó Oriental Número 2 Ltda. (1)	COP	4	COP	14,202
Urbanización Sierras del Chicó Ltda (1)		172		11,703
Procampo trust		7,044		7,044
Pizano S.A.		3,663		3,663
Convertible Securities Pizano S.A		3,221		3,221
FibraTolima trust		1,572		1,572
Calima Resort trust		1,485		1,485
BIMA trust		-		675
Clinica Shaio trust		456		456
Líneas Agromar trust		209		209
Mercantil Nilo		4,857		4,785
Loan portfolio shares		-		714
Acciones Promotora La Alborada (1)		-		436
Guayacanes FA-3 trust		9,205		-
Other		1,587		3,041
Total	COP	33,475	COP	53,206

(1) In 2011 the Bank sold equity securities of Chicó Oriental Número 2 Ltda., for proceeds of COP 14,198, Urbanización Sierras del Chicó Ltda. for proceeds of COP 11,531 and Promotora La Alborada, for proceeds of COP 436.

The activity in the allowance for foreclosed assets is as follows:

	2011		2010		2009

Balance at beginning of year	COP	187,326	COP	170,308	COP	179,827
Provision		59,633		45,077		36,521
Charge - offs		(1,343)		(502)		-
Recoveries		(69,357)		(23,057)		(39,451)
Reclassifications		-		-		26
Effect of changes in foreign exchange rates		1,613		(4,500)		(6,615)
Balance at the end of year	COP	177,872	COP	187,326	COP	170,308

(16) Reappraisal of Assets and surplus for Reappraisal of Assets

The following table describes reappraisals of assets:

	2011		2010

Reappraisal of Assets, net	COP	783,989	COP	764,529
Less: proportional revaluation of assets purchased under business combination process (1)		(110,934)		(110,903)
Less: minority interests		(36,015)		(31,399)
Total surplus for Reappraisal of Assets	COP	637,040	COP	622,227

(1) Refers to the business combination transaction involving Banca Inversión Bancolombia S.A., Leasing Bancolombia S.A., Fiduciaria Bancolombia S.A., Tuya S.A.(before Compañia de Sufinanciamiento S.A) , Valores Bancolombia S.A., Factoring Bancolombia S.A. and Inversiones Financieras Banco Agrícola S.A., calculated as the respective acquisition dates.

(17) Interbank Borrowings

Interbank borrowings, primarily denominated in U.S. Dollars, at December 31, are summarized as follows:

	2011		2010
Foreign banks
Short-term	COP	2,577,258	COP	2,584
Long-term		1,553,657		2,696,357
Total	COP	4,130,915	COP	2,698,941

For the purposes of this classification, short-term interbank borrowings, obtained from other banks for liquidity purposes, are unsecured and generally have maturities ranging from 90 to 180 days.

As of December 31, 2011 and 2010, the average interest rates on U.S. dollar-denominated short-term borrowings from foreign banks were 1.71% and 1.13%, respectively.

For long-term interbank borrowings, the weighted interest rate was 1.86% and 1.20% in 2011 and 2010, respectively.

Maturities of interbank borrowings at the end of 2011 were as follows:

	2011

2012	COP	3,732,462
2013		164,916
2014		170,877
2015		23,799
2016 and thereafter		38,861
	COP	4,130,915

The unused credit lines of interbank borrowings at the end of the year 2011 and 2010 were USD 110,200 and USD 428,490 respectively.

The maximum amount of borrowing at any month-end during 2011 and 2010 was COP 4,130,915 and COP 2,698,941, respectively.

The minimum amount of borrowing at any month-end during 2011 and 2010 was COP 2,094,154 and COP 938,735 respectively.

(18) Borrowings from Development and other domestic banks

The Colombian government has established programs to promote the development of specific sectors of the economy. These sectors include foreign trade, agriculture, tourism and many other industries. These programs are under the administration of the Colombian Central Bank and various government entities.

Loans to customers under these programs generally bear interest from 3% to 6% above the average rates paid by domestic banks on short-term Time Deposits. Loan maturities vary depending on the program (ranging from one to ten years). The Bank funds approximately 0% to 8% of the total loan balance, with the reminder being provided by the respective government agencies. Loans to customers are in the same currency and maturities as the borrowings from the agencies.

As of December 31, 2011 and 2010, borrowings from domestic development banks received from certain Colombian Goverment Agencies consisted of the following:

	2011		2010

Banco de Comercio Exterior de Colombia (“Bancoldex”)	COP	749,898	COP	721,632
Fondo para el Financiamiento del Sector Agropecuario (“Finagro”)		649,306		648,011
Findeter		1,239,678		1,033,604
Other		689,129		148,399
Total	COP	3,328,011	COP	2,551,646

Interest rates on borrowings from development and other domestic banks averaged 5.7% and 5.3% in 2011 and 2010, respectively, in local currency and 3.9% and 4.2% in 2011 and 2010, respectively, in foreign currency. Maturities at December 31, 2011 were as follows:

2012	COP	762,883
2013		344,584
2014		436,185
2015		298,402
2016		362,104
2017 and thereafter		1,123,853
Total	COP	3,328,011

(19) Other Liabilities

Other liabilities consisted of the following:

	2011		2010

Deferred tax liability		167,228		108,440
Accrued payroll and other severance benefits		134,241		101,216
Advances		120,668		60,751
Accrued pension obligations net of deferred cost		118,595		112,595
Insurance liabilities		94,034		80,797
Deferred interest on troubled loans restructured		66,713		69,563
Unearned income(1)		41,497		42,674
Accrued severance under Law 50, net of advances		37,639		31,990
Accrued severance before Law 50, net of advances to employees		16,947		15,904
Deferred profit on sales of assets		4,135		3,252
Deferred commissions on stand by letters		2,360		3,664
Other		70,273		58,580
Total	COP	874,330	COP	689,426

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

Pension obligation

The following is an analysis of the Bank’s pension obligations:

	Projected
	pension
	liability		Deferred cost		Net
Balance at december 31, 2008	COP	111,759	COP	-	COP	111,759
Adjustment per actuarial valuation		11,883		(11,883)		-
Benefits paid		(11,047)		-		(11,047)
Pension cost		-		11,883		11,883
Balance at December 31, 2009	COP	112,595	COP	-	COP	112,595
Adjustment per actuarial valuation		10,824		-		10,824
Benefits paid		(10,824)		-		(10,824)
Liability adjustment for changes in actuarial assumptions		11,752		(11,752)		-
Balance at December 31, 2010	COP	124,347	COP	(11,752)	COP	112,595

Adjustment per actuarial valuation		10,867		-		10,867
Benefits paid		(9,907)		-		(9,907)
Pension cost		-		5,040		5,040
Liability adjusment for changes in actuarial assumptions		(3,722)		3,722		-
Balance at December 31, 2011	COP	121,585	COP	(2,990)	COP	118,595

In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations. The significant assumptions used in the actuarial calculations were the following:

F-45

	2011	2010	2009
Discount rate	4.80%	4.80%	4.80%
Future pension increases	3.53%	4.51%	6.48%

(20) Long-Term Debt

Companies are authorized by the Superintendency of Finance to issue or place ordinary bonds or general unsecured bonds.

Long-term debt consists of bonds issued by Bancolombia S.A. (and its subsidiaries), Banco Agrícola S.A., Leasing Bancolombia, TUYA S.A. and Renting Colombia S.A.

2011
Issuer	Currency	Originally issued		Balance		Rate
Bancolombia S.A.	Local	COP	4,490,529	COP	3,111,796	5.33%-14.17%
Bancolombia S.A.	Foreign	USD	2,540,000		4,933,487	4.29%-6.99%
Leasing Bancolombia S.A.	Local	COP	1,907,463		1,696,218	4.36%-10.90%
Banco Agricola S.A.	Foreign	USD	204,630		397,535	2.64%-4%
						Fix 9.10%
Renting Colombia S.A.	Local	COP	360,000		95,447	IPC + 6.80%
						IPC + 5.90%
Tuya S.A.	Local	COP	74,500		74,500	IPC + 2%
Total Long term debt				COP	10,308,983

2010
Issuer	Currency	Originally issued		Balance		Rate
Bancolombia S.A.	Local	COP	3,498,860	COP	2,110,627	4.3% - 10.7%
Bancolombia S.A.	Foreign	USD	1,020,000		1,952,260	6.2% - 6.9%
Leasing Bancolombia S.A.	Local	COP	1,352,969		967,803	4.7% - 9.4%
Banco Agricola S.A.	Foreign	USD	490,000		434,048	3.2% - 5.0%
Renting Colombia S.A.	Local	COP	235,190		199,138	6.5% - 10.0%
Tuya S.A.	Local	COP	54,500		54,500	5.10%
Total Long term debt				COP	5,718,376

The scheduled maturities of long term-debt at December 31, 2011 are as follows:

2012	COP	637,533
2013		1,109,989
2014		727,616
2015		184,296
2016		1,256,645
2017 and thereafter		6,392,904
Total	COP	10,308,983

Foreign market:

In January 2011, Bancolombia S.A. priced USD 520,000 in aggregate principal amount of its senior notes due 2016 that have a 5-year maturity and a coupon of 4.25%, payable semi-annually on January 12 and July 12 of each year, beginning on July 12, 2011.

On May 24, 2011, the Bank priced USD 1,000,000 in aggregate principal amount of its senior notes due 2021 that have a 10-year maturity and a coupon of 5.95%, payable semi-annually on June 3 and December 3 of each year, beginning on December 3, 2011.

Local market:

As part of the Bank’s global ordinary notes program to issue up to an aggregate principal amount of COP 2,000,000 in ordinary notes, on July 26, 2011, the Bank issued COP 800,000 ordinary notes in the local market with an aggregate principal amount of COP 800,000 and on November 2, 2011 the Bank issued COP 600,000 ordinary notes in the local market with an aggregate principal amount of COP 600,000.

(21) Accrued Expenses

Accrued expenses consisted of the following:

	2011		2010

Labor Obligations	COP	151,003	COP	120,118
Fines and Sanctions (1)		56,412		72,919
FICAFE Contingency (2)		41,926		54,213
Membership Program		5,731		5,415
Accrued expenses in joint venture with Almacenes Éxito		2,209		1,743
Income tax payable		-		812
Other		23,001		27,827
Total	COP	280,282	COP	283,047

(1)	See Note 26(d).
(2)	As a result of acquisition of Banagrícola, the Bank since the year ended December 31, 2007, has established an allowance available to absorb probable losses inherent in the FICAFE investment, which is held by its subsidiary, Banco Agrícola S.A. the FICAFE investment consists of fiduciary’s securities, issued by the Foundation of Enviromental Preservation of Coffee-Producing Lands established by the Salvadorian government (See Note 5).

Income tax

Colombian tax regulations applicable to the Bank and its subsidiaries in Colombia provide the following:

(a)	The applicable statutory tax rate from 2008 to 2010 and subsequent years is 33%. However, the tax authorities allow entities, in order to avoid any uncertainty derived from changes in the tax framework of the country, to agree and fix the tax rates for a defined period of time (ranging from 10 to a maximum of 20 years) to be applied by each entity in their income tax returns to the regulator, and the compliance of certain covenants by the companies established in the contracts. Pursuant to the above, the Bank and some of its subsidiaries had signed individual agreements with the tax authorities to report their taxes under this option, as follows:

Company	Tax rate	Period	Agreement expiration
Bancolombia	35%	2001-2010	2010
Banca de Inversión	35%	2001-2010	2010
Leasing Bancolombia	35%	2001-2010	2010
Fiduciaria Bancolombia	35%	2000-2009	2009

b)                The minimum basis to determine taxable income for the year may not be below 3% of an entity’s net assets, calculated based on the tax basis as of the last day of the immediately preceding taxable year (presumptive income). However, any difference with the ordinary taxable income that would have been paid in the case the 3% net assets threshold, can be deducted in subsequent years, in a similar way as those procedures applied to compensate tax loss carryforwards.

c)                Taxable loss carry forwards are deductible in future years, in periods established by the tax regulations. As of December 31, 2011, the Bank and its subsidiaries in Colombia had accumulated tax loss carry-forwards and excesses of presumptive income generated in previous years, as follows:

Tax loss carry-forwards:

Expiration date	Loss carry-forwards		Excess of presumed income
With no Maximum expiry date	COP	190,136	COP	25,325
2015		743		-
2014		739		-
2013		947		-
2012		573		-
	COP	193,138	COP	25,325

d)                Any non-recurring taxable income is reported and taxed separately from any ordinary taxable income, although the same income tax rate as stated in a) is applicable to both. Non recurring taxable income is mainly generated by gains obtained from the disposal of fixed assets owned more than two years and gains resulting from the liquidation of partnerships inheritances, legacies and donations.

e)                Companies can deduct from their taxable income a special allowance calculated on their performing property and equipment purchased during the year in addition to their depreciation charges. For 2009 and 2010, the special allowance represented 40% and 30% of the purchased asset, respectively. If the property and equipment subject to the allowance is disposed before the end of its useful life, an adjustment to income calculated in proportion to the remaining useful life of the asset, should be added to the company’s taxable income basis in the year the asset is sold. This allowance has been eliminated in 2011, except for companies under special agreements whit the tax authorities as explained in a) above.

f)                Intercompany transactions with overseas related parties in countries considered tax heavens, are required for income tax purposes, to be considered as taxable income, by considering the prices and profit margins that should have been used in comparable third parties arm’s length transactions. As of the date of the issuance of these financial statements, the Bank’s Management and its advisors, have not yet concluded the transfer pricing analysis for 2011; however, they consider that based on the satisfactory results of the studies in 2010 and the operations for 2011, no significant additional tax provisions should be required.

Foreign tax regulations in the countries where the Bank has the main foreign subsidiaries provide the following:

a)   In the Bank subsidiaries in Panama (Bancolombia Panama and Subsidiaries, Banagrícola and Banco Agrícola Panama) income tax is governed by the Panamanian Tax Code. Net incomes obtained by the aforementioned companies are not subject to income tax in Panama.

b)   Bank subsidiaries incorporated in El Salvador pay income taxes on taxable income at statutory rate of 25% obtained within the country.

Starting January 1, 2012, companies domiciled for tax purposes in El Salvador will be taxed at an income tax rate of 30%, except for companies with annual revenues less than USD 150,000, which will pay income tax of 25%. Nevertheless, dividends paid to those companies will be taxed at an income tax rate of 5%.

c)   The Bank subsidiary in Puerto Rico, according to the law governing the International Banking Center is 100% exempt of income taxes, if income is obtained from international banking activities, pursuant to said law.

d)   Bank subsidiaries incorporated in Peru pay income taxes on taxable income at statutory rate of 30% obtained within the country.

Profits obtained in Bank foreign subsidiaries are taxable income in Colombia only when they are distributed as dividends on cash basis; however the Bank management has no plans to return to Colombia all those accumulated profits in their foreign operations that is why the Bank has not recorded any deferred tax liability for this matter. At December 31, 2011, profits accumulated in the Bank foreign operations amounting COP 848,496.

The following is a reconciliation of taxable income before income taxes:

	2011		2010		2009

Income before income taxes	COP	2,134,411	COP	1,944,911	COP	1,718,863
Loss carry-forwards and excess of presumed income		138,583		24,021		37,866
Non-deductible provisions, costs and expenses		369,368		389,081		265,397
Non-taxable or exempt income		(564,975)		(582,716)		(456,532)
Excess of accrued income over unrealized income on trading investments		(122,774)		(52,304)		(90,726)
Amortization of excess of presumed income over ordinary income and amortization of net operating loss carry- forwards		(49,270)		(1,574)		(46,703)
Difference between gains on sale of assets for tax purposes and for financial reporting purposes		(2,000)		(38,246)		(3,729)
Unrealized income on derivative financial instruments		(45,692)		18,851		74,120
Special tax allowance for investments in performing assets		(327,326)		(157,054)		(104,333)
Non-controlling interest		14,917		16,601		18,082
Other		(125,183)		(172,310)		(84,858)
Taxable income	COP	1,420,059	COP	1,389,261	COP	1,327,447
Statutory tax rate (weighted average)		28.90%		35.79%		34.63%
Estimated current income tax	COP	410,422	COP	497,231	COP	459,732
Deferred income tax expense (benefit)		60,095		11,186		2,281
Total	COP	470,517	COP	508,417	COP	462,013

Income taxes for the years ended December 31, 2009, 2010 and 2011 are subject to review by the tax authorities. The Bank management and its legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review. (See Note 26).

Equity taxes

Since 2007 Colombian tax regulations require companies to pay annually a special tax, additionally to the income tax, calculated on their net assets established under tax basis as of January 1 of each year at the tax statutory rate of 1.2%. During 2010 and 2011 new regulation on this matter coming in force requiring to the companies to calculate this tax only once for the next years as of January 1, 2011 at the tax rate of 6% and payable in 8 semi-annually installments in four years without interests.  The equity tax calculated by the Bank and its subsidiaries amount approximately to COP 469,002, which, according to accounting rules in Colombia would be recorded as deferred asset to be amortized one portion against stockholder equity and other portion to income on straight basis during four years.

(22) Subscribed and Paid-in Capital

Subscribed and paid-in capital consisted of the following:

	2011	2010	2009

Authorized shares	1,000,000,000	1,000,000,000	1,000,000,000
Issued and outstanding:
Common shares with a nominal value of COP 500 (in pesos)	509,704,584	509,704,584	509,704,584
Preference shares with a nominal value of COP 500 (in pesos)	278,122,419	278,122,419	278,122,419

Pursuant to Colombian law, minimum regulatory capital for banks is required to be not less than 9% of their total assets weighted by credit risk ratings and credit risk contingencies. Under Decree 1720 of 2001, the calculation of minimum regulatory capital must incorporate market risk in addition to credit risk. This minimum regulatory capital was fully covered in 2011 and 2010. Calculations are made each month on an unconsolidated basis and in June and December on consolidated accounts which include the Bank’s financial subsidiaries in Colombia and abroad.

As of December 31, 2011 and 2010 the Bank’s consolidated minimum regulatory capital ratio was 12.46% and 14.67%, respectively.

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

Appropriated retained earnings consist of the following:

	2011		2010		2009

Legal reserve (1)	COP	4,278,282	COP	3,695,686	COP	2,993,074
Additional paid-in capital		1,165,617		1,165,617		1,165,617
Other reserves		777,894		536,670		538,664
Total	COP	6,221,793	COP	5,397,973	COP	4,697,355

(1)	Includes legal reserve and net income from previous years.

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

Any increase in these reserves gives rise to a debit to the appropriated retained earnings account – profits from prior years and a credit in the restricted equity account – profits from prior years. Drops in the reserves cause a reverse effect in the accounts.

(24) Dividends Declared

Dividends are declared and paid to stockholders based on net income from the previous year based on the unconsolidated financial statements. Dividends were paid as indicated below:

	2012		2011		2010
Preceding year’s unconsolidated net income	COP	1,192,267	COP	1,177,999	COP	1,000,157

Dividends in cash (in Colombian pesos)		COP 708.00 per share payable in four quarterly installments of COP 177.00 per share from April 2012 on 509,704,584 and 278,122,419 common and preferred shares, respectively		COP 668.64 per share payable in four quarterly installments of COP 167.16 per share from April 2011 on 509,704,584 and 278,122,419 common and preferred shares, respectively		COP 636.80 per share payable in four quarterly installments of COP 159.20 per share from April 2010 on 509,704,584 and 278,122,419 common and preferred shares, respectively
Total dividends declared	COP	557,781	COP	526,773	COP	501,688
Dividends payable at December 31(1)			COP	138,440	COP	134,115

(1)	The amount of the dividends payable at December 31, is recorded under accounts payable in the Consolidated Balance Sheets.

(25) Memorandum Accounts

Memorandum accounts were composed of the following:

	2011		2010

Trust:
Managed by subsidiary companies	COP	74,044,118	COP	58,268,681

Commitments:
Unused credit card limits		8,269,024		8,052,833
Civil law suits against the Bank		540,653		431,291
Unused letters of credit		2,538,637		1,686,971
Unused lines of credit		973,969		865,377
Bank guarantees		1,515,857		1,511,172
Approved loans not disbursed		2,414,124		1,926,117
Nation account payable (546 law)		13,644		22,444
Derivatives(notional amounts)		22,189,528		22,610,690
Insurance(coverages on written policies)		45,598,662		47,573,300
Other		1,751,362		1,511,948
Total	COP	159,849,578	COP	144,460,824

Other memorandum accounts:

	2011		2010

Memorandum accounts in favor:
Tax value of assets	COP	55,678,893	COP	52,006,460
Assets and securities given in custody		23,680,766		5,355,106
Assets and securities given as collateral		2,735,378		2,638,014
Trading investments in debt securities		3,419,352		1,944,290
Written-off assets		2,212,918		2,760,740
Future lease payment receivables under lease contracts		9,936,637		7,537,849
Investments held to maturity		2,832,434		2,948,105
Inflation adjustments of assets		63,020		83,944
Interest receivables on trading investments in debt securities		377,154		1,655,578
Investments available for sale in debt securities		769,613		1,469,400
Remittances sent for collection		21,771		317,416
Amortized debt securities investment		1,548,804		1,364,219
Other memorandum account in favour		31,574,457		22,781,857
Total	COP	134,851,197	COP	102,862,978

Memorandum accounts against:
Assets and securities received as collateral	COP	45,317,617	COP	35,836,448
Loans, financial and operating leases classified by credit risk		63,141,694		49,847,113
Assets and securities received in custody		6,231,016		5,807,245
Tax value of stockholders’ equity		7,738,399		8,735,644
Adjustment for inflation of equity		886,544		888,539
Other memorandum account against		36,756,016		27,588,126
Total	COP	160,071,286	COP	128,703,115
Total memorandum accounts	COP	454,772,061	COP	376,026,917

(26) Contingencies

At December 31, 2011, the details of our contingencies were as follows:

The Parent Company

a) Contingencies Covered by FOGAFIN:

During the privatization process of Banco de Colombia (which merged with and into the Bank in 1998) which was completed on January 31, 1994, Fogafin made a commitment to assume the cost of contingent liabilities resulting from events that occurred before the date of the stock purchase which were claimed within five years after the stock purchase. Fogafin’s guarantee covers eighty percent (80%) of the first COP 10,000, not considering allowances, and thereafter, one hundred percent (100%), all annually adjusted according to the consumer price index.

At December 31 of 2011, the civil contingencies covered by Fogafin’s guarantee amounted to approximately COP 176, with no allowance at the same date.

b) Legal Processes

At December 31 of 2011 and 2010, several ordinary civil complaints, class actions and civil actions were filed against the Bank, as part of penal and executive proceedings, claiming approximately COP 297,505 and COP 224,421 for both years, for which provisions were recorded totaling COP 5,388 and COP 12,624, respectively.

Contingencies against the Bank greater than COP 5,000, as of December 31, 2011, are:

Proceeding	Actual		Provision		Probability

Constitutional public interest action filed by Jose Reinaldo Bolaños	COP	88,500	COP	-	Reasonably possible
Inversiones C.B.S.A		40,806		-	Remote
Carlos Julio Aguilar and others		30,210		-	Reasonably possible
Constitutional public interest action filed by Maria del Rosario Escobar Girona against the Public Defender´s Office and Bancolombia		25,500		-	Remote
Editorial Oveja Negra Ltda and Jose Vicente Katarain Velez		9,635		-	Remote
Ordinary lawsuit filed by Gloria Amparo Zuluaga Arcila		5,784		-	Remote
Other less than COP 5,000		97,070		5,388	(Remote except COP 5,388)
Total	COP	297,505	COP	5,388

The above proceedings are outlined below:

Constitutional public interest action filed by Jose Reinaldo Bolaños

The plaintiffs argue that several financial institutions, including Bancolombia, have illegally charged amounts not due through illegal capitalization of interest in connection with the agreements to restructure public debt by the municipality of Santiago de Cali, signed in accordance with the fiscal and financial relief law.

The plaintiffs alleged breach by the financial institutions of collective rights relating to administrative morality and the protection of public heritage of the municipality, as well as the norms relating to charging of interest.

They claim that the financial institutions should reimburse the amounts charged in excess and as such, Bancolombia should pay COP 88,500.

In June 2011, the public interest conciliation hearing took place without an agreement being reached.

At December 31, 2011 the request and a decree for the review and practice of evidence is still pending.

Inversiones C.B. S.A.

In 1997, Conavi granted a loan of COP 6,000 to Inversiones C.B S.A. for the purpose of building a real estate project. This loan was scheduled to be paid to the borrower in periodic installments based on the progress of the project, this amongst other terms and conditions.

Given the fact that construction work ground to a halt and the builder fell into arrears, Conavi suspended the payments of the loan, which in the opinion of the plaintiffs gave rise to consequential damages. The claim filed by the plaintiffs states that the Bank must pay Inversiones C.B S.A. certain sums of money including loss of profits and corresponding interest, the opportunity cost of capital, the value of the project’s liabilities as well as the effects of inflation.

This contingency is considered to be remote, since the Parent Company made the periodic installments on the loan according to the terms and conditions agreed upon, and the plaintiffs were at fault in assigning the funds, and other external causes such as the project’s lack of feasibility and the crisis prevailing within the construction sector. All of the aforementioned contributed to the failure of the project in question.

In August 2010, a favorable ruling in the first instance was granted to the Bank, which was later appealed by the plaintiff. There is no decision yet with regard to the appeal. At present the case is pending judgment in the second instance. Final arguments were presented on February 16, 2011. The case is ready to issue a judgment.

As of December 31, 2011 the process continues to the second instance in the Tribunal Superior del Atlantico.

Carlos Julio Aguilar and others.

This popular action was filed by the plaintiff arguing that the restructuring of the financial obligations on the part of the Department of Valle and the performance plan signed by said plaintiff allegedly violates the collective rights of public morality and the Department’s heritage. Evidence was being heard for this action but was suspended due to the amount of proceedings that had accumulated. Therefore it shall be heard in conjunction with another popular action filed by Carlos Aponte based on this same alleged grievance. Currently the case is pending the presentation of expert opinion testimony with regard to the amount of interest charged to the Department of Valle by the different banks involved. This process is almost ready for the issue of judgement.

Constitutional public interest action filed by Maria del Rosario Escobar Girona against the Public Ombudsman´s Office and Bancolombia.

This suit is based on an alleged infringement of collective rights and interests relating to administrative morality and the defense of public finances, as a result of the alleged failure to pay on the part of the Bank an amount the Bank was order to pay in a class action suit filed by Luis Alberto Durán.

The defendants were notified and the Bank responded to the lawsuit on October 23, 2009.

On February 11, 2011, a new public interest conciliation hearing was held, in which a plan of agreement approved by the plaintiff, la Defensoría del Pueblo and the General Attorney’s office was presented.

On February 22, 2011, the judge did not approve the plan of agreement presented by the plaintiff, la Defensoría Del Pueblo and the General Attorney’s office on February 11, 2011.

On February 28, 2011, the Bank and la Defensoría del Pueblo presented an appeal (recurso de reposición y subsidiariamente de apelación) against the decision made by the judge on February 22, 2011.

The appeal was unsuccessful according to decision of August 25, 2011 issued by Administrative Court of Cundinamarca (Tribunal Administrativo de Cundinamarca).

In the ruling dated December 9, 2011 the office did not set a date for signing a new agreement and it ordered notification to apply for bankruptcy. The Bank brought an appeal against this ruling because of a lack of evidence. As of December 31, 2011 the office has yet to make a pronouncement regarding the appeal to overturn the ruling.

Editorial Oveja Negra Ltda and Jose Vicente Katarain Velez.

Plaintiffs alleged the liability of CONAVI for damages caused by issuing certificates containing false statements, which mislead a judicial public official. This fact caused pretrial detention and an order in two instances, to collate evidence relating to criminal investigations of theft and criminal restraint, against Jose Vicente Katarain Velez.

In addition, the plaintiffs requested payment of interest on damages the period between causation and caused until the moment of full payment, and an order causing of the defendant to pay of court cost. Interest is claimed at the maximum rate authorized by the Banking Superintendency (now the Superintendency of Finance). The plaintiff basis his request in the following articles of the Civil Code: 1494, 1613, 1614, 1615, 2341, 2343 paragraph 1, subsection 1, 2356 and 2358.

Mr. Vélez was investigated on charges of theft and criminal restraint. In 1992, the Prosecutor officiate CONAVI to furnish information relating to the transactions made in the bank account from which Jose Vicente Katarain would have withdrawn money.

One of the statements of CONAVI contained an erroneous date, which, did not match with the date stamped on the receipt of retirement.

The plaintiff alleges that this statement caused economic losses to him and to the Editorial Oveja Negra.

The erroneous statement could have been avoided easily by reading of the documents attached to the report. In our opinion, the error in the statement was not the determining cause of the development of criminal investigations. A factor against CONAVI is that the statement sent certified a wrong date.

In the ruling in the first instance the judge dismissed the claims and order to pay court costs of the plaintiff, this decision was appealed. The investigation is in the Tribunal Superior de Medellin (the “Superior Court”) and has not been decided. On March 14, 2011 a notice of the ruling of the appeals court was received. This ruling confirms the decision in the first instance, which is favorable to the Bank’s interests. On March 24, 2011 the legal representative of the plaintiff filed an appeal before the Supreme Court of Justice.

As of December 31, 2011, the admission of the repeal lawsuit filed by the counterparty before the Supreme Court of Justice, is still pending.

Ordinary lawsuit filed by Gloria Amparo Zuluaga Arcila

Alleged damages as a result of debits to the applicant´s accounts in 1995 and 1996. The ordinary lawsuit is related to the acts of the Office of Unicentro of the former BIC (now known as Bancolombia S.A.). Currently, the investigation is in the evidentiary stage, pending for the testimony requested by the Bank. As of June 30, 2011 the evidentiary production remains pending because it was decided to dismiss of the dismissal of oral evidence due to the fact that they were former employees of the Bank due to the fact that some of them may be difficult to locate.

On November 25, 2011 the Office appoints the expert to give an opinion. As of December 31, 2011 the time allotted for producing evidence remains pending.

Sierras del Chicó Ltda. and Chicó Oriental No. 2 Ltda.

According to the terms and conditions contained in a guarantee agreement for contingent liabilities entered into by the Parent Company and the Fondo Nacional de Garantías FOGAFÍN (the Colombian National Guarantee Fund) on January 18, 1994, said Fund called for an arbitration panel to be set up in order for the Parent Company to relinquish the rights held by the former Banco de Colombia in the companies Sierras del Chicó Ltda. and Chicó Oriental No. 2 Ltda. at December 31, 1993.

The Arbitration Panel ruled in favor of FOGAFIN in an award issued on October 21, 2010, Ruling that orders the Bank to:

1) Pay Fogafin COP 7,165 for damages and 2) Assign to FOGAFIN a number of corporate shares equivalent to 51.10% of those owned by the Bank directly or indirectly in the company Sierras del Chicó Ltda, and a number of corporate shares equivalent to 82% of those owned by the Bank directly or indirectly in the company Chicó Oriental No. 2 Ltda.

The Bank brought an appeal to overturn this arbitration ruling on November 11, 2010, which is being heard by the Third Section of the Council of State. Nevertheless, in order to make compliance with the ruling less onerous for the Bank, it settled the damages that were ordered and also assigned the shares, in the proportion ordered, that it held in the Companies Urbanización las Sierras del Chicó Limitada and Chicó Oriental No 2 Ltda.

c) DIAN “Dirección de Impuestos y Aduanas Nacionales”

Income Tax	Actual		Provisión		Probability
Income for 2006; DIANwas required to make a revised official assessment, under which it was intended to add up the income and ignore costs and deductions.	COP	41,909	COP	20,954	Reasonably possible
Income for 2008; this is under discussion with the DIAN, pending receipt of a revised official assessment	COP	53,300	COP	-	Remote

Municipalities

Bogotá District Council

Industry and Commerce Tax	Year	Actual		Provisión		Probability
The discussion hinges on the increase in the tax base for industry and commerce tax because of yields from the savings sector.	2006	COP	19,073	COP	9,536	Remote
The discussion hinges on the increase in the tax base for industry and commerce tax because of yields from the savings sector.	2007		3,176		1,587	Remote
The discussion hinges on the increase in the tax base for industry and commerce tax because of yields from the savings sector.	2008		14,762		-	Remote
The discussion hinges on the increase in the tax base for industry and commerce tax because of yields from the savings sector.	2009	COP	20,118	COP	-	Remote

Barranquilla District Council

Industry and Commerce Tax	Year	Actual		Provisión		Probability
The discussion is about stamp duty for senior citizens.	2005	COP	204	COP	102	Remote
The discussion is about stamp duty for senior citizens.	2006		394		197	Remote
The discussion is about stamp duty for senior citizens.	2007		408		204	Remote

SUBSIDIARIES

BANCO AGRICOLA S.A.

On December 8, 2009, Banco Agrícola, S.A. was notified about a claim brought against it in the Second Court of Civil Matters of San Salvador, which consists of a summary judgment for the return of certain properties consisting of 31 cattle, 11 horses, 13 calves, a tractor and other tools, seized by the Bank, claiming compensation for material damages and for pain and suffering for USD 284,469 and USD 5,000, respectively. On December 11, 2009, the Bank responded negatively to the claim. On September 7, 2011, the Second Court of Civil Matters updated the amount of the damages being claimed having increased the amount of the compensation for material damages to USD 361,469, retaining the amount of USD 5,000 for pain and suffering; the Bank was notified of this resolution on September 29, 2011.  On September 30, 2011 the Bank requested that this resolution be overturned, and this request was rejected by the Second Court of Civil Matters on October 10, 2011 and the Bank was notified on October 20, 2011.  As of December 31, 2011, this lawsuit is in the process of resolution.

On January 11, 2012, the Bank received notification from the Second Court of Civil Matters about the resolution issued on December 15, 2011, which requested that the Bank’s legal representative appear before the Court on January 31, 2012 to answer interrogatories. In order to comply with the regulations of the Superintendence of the Financial System, the Bank has incorporated the corresponding disclosure of this litigation into the consolidated financial statements. On March 23, 2012 the Bank was notified that Second Court of Civil Matters, against the letter of the Law, issued on February 24 and March 14 a judgment that declared the Bank´s legal representative as contumacious and implied a confession; both resolutions were appealed on March 26, 2012 at the First Civil Chamber.  We have the possibility to elevate the case to the Civil Chamber of the Supreme Court of Justice and file a summary proceeding for constitutional violations to the audience, self defense rights and the right to appoint an attorney.

In the opinion of the Bank’s Legal Department and outside legal advisers, the likelihood of any exposure to this claim is remote.

FIDUCIARIA BANCOLOMBIA S.A.

Ordinary Proceedings of ASEO TOTAL E.S.P. in which it is intended to declare non-compliance by the Trust Company with the obligation to pay the company ASEO TOTAL E.S.P. a sum of money that was assigned to this society by Corpoaseo Total S.A. E.S.P., corresponding to the recovery of the portfolio generated by the concession contract for the cleaning service for Bogota. These sums were the subject of an attachment by the Dian. The amounts claimed are estimated at COP 1,306 plus commercial interest. Awaiting the evidence requested by the parties. Legal counsel classified this contingency as possible. The Arbitration Process brought by XIE S.A. in which it is intended to declare that the Trust Company failed to comply with its explicit and implicit duties under the Trust Contract that set up the Independent Trust Fund ALIANZA SUBA TRAMO II, by denying and/or setting conditions on the exercise of the rights of XIE S.A. under the temporary sub-account for surplus and collateral of the aforementioned Independent Trust Fund. It is also intended that, as a result of this, the Trust Company should be ordered to pay the damages caused by such conduct, which were initially estimated at COP 1,000, but which were later increased to COP 1,080. Nevertheless, expert evidence was requested in order to estimate the possible damages caused, and this threw up three (3) scenarios, depending on the date on which the calculation of damages is to be made: i) COP 2,135, ii) COP 1,352, and iii) COP 590. The Arbitration Finding is awaited. The legal representative classified this contingency as possible.

As a part of its normal business operations, Fiduciaria Bancolombia entered into agreement consortium with other trust companies to manage the resources of Fosyga, a trust created by the Colombian government to administer funds dedicated to providing health benefits of the Colombian people. Such contract, after being extended, ended in September 2011 and the consortium is currently in the process of liquidating the contract. The liquidation is subject to approval by the supervisor designated by the Colombian government and is expected to be completed during the next year. The administration of the consortium has established, as of December 31, 2011 all the provisions corresponding to expenses and contingent liabilities that they are expected to incur during the liquidation process.

During 2011, the Colombian government began criminal investigations against several government officials and private health services employees regarding possible irregularities in the payment process of resources of the Fund. As of today, the consortium has not been linked to these criminal investigations; nevertheless, the Contraloría General del Estado Colombiano (Comptroller General of the Colombian State) has notified the consortium of four administrative actions related to potential liabilities relating to payments made with resources of the Fund. The administrator of the consortium has responded to all the Contropller’s inqueries and considers that as a result of this process, the probability of loss is remote.

(27) Administrative and Other Expenses

Administrative and other expenses consisted of the following:

	Year ended December 31
	2011		2010		2009

Industry and trade, property, vehicle and other taxes	COP	300,599	COP	213,668	COP	215,633
Communication, postage and freight		228,643		140,593		104,902
Professional fees		212,277		199,246		201,676
Maintenance and repairs		192,173		157,365		156,928
Rental expenses		124,830		93,053		79,944
Advertising		99,726		89,334		81,775
Joint Venture SUFI - Almacenes Éxito S.A. Expenses		87,070		59,798		38,073
Public services		83,829		75,327		81,903
Security services		44,301		41,635		38,398
Software		41,552		33,375		16,361
Stationery and supplies		40,156		26,590		25,682
Temporary services		37,982		74,623		44,582
Amortization of deferred charges		36,408		15,917		36,761
Contributions and membership fees		31,314		29,284		31,814
Insurance		31,207		26,116		23,241
Information processes outsourcing		30,794		17,754		54,457
Travel expenses		23,977		24,065		21,927
Operational expenses related to joint ventures		20,304		19,298		16,904
Operational Risk		10,782		16,356		9,933
Call center services		6,260		4,100		35,710
Electronic processing data		3,494		340		5,825
Public relationship		2,424		2,531		2,438
Other		90,357		94,657		93,278
Total	COP	1,780,459	COP	1,455,025	COP	1,418,145

(28)Non-Operating Income (Expenses)

The following table summarizes the components of the Bank’s non-operating income and expenses:

	Year ended December 31,
	2011		2010		2009

Non-operating income (expenses):
Other income(1)	COP	200,098	COP	267,472	COP	198,761
Minority interest		(11,351)		(13,217)		(15,081)
Other expenses(2)		(112,692)		(168,179)		(105,529)
Total non-operating income (expenses), net	COP	76,055	COP	86,076	COP	78,151

(1)	Includes gains on sale of foreclosed assets, property, plant and equipment and other assets, securization residual benefit, insurance contracts sale and rent.

(2)	Include operational losses and losses from the sale of foreclosed assets, property, plant and equipment and payments for fines, sanctions, lawsuits and indemnities.

(29) Related Party Transactions

Significant balances and transactions with related parties were as follows:

2011
				Stockholders with
				participating stock lower
	Stockholders with			than 10% of the Bank’s
	participating stock			capital and with operations
	equal to or higher than	Non-consolidated	Bank’s officers and board of	higher than 5% technical
	10% of Bank’s capital	investments	directors	equity

Balance Sheet
Investment securities	-	582,989	-	512
Loans	30	235,921	52,013	991,062
Customer’s acceptances and derivatives	-	-	6	14,715
Accounts receivable	4	63,258	654	3,162
Total	34	882,168	52,673	1,009,451

Deposits	68,824	155,225	5,190	1,556,628
Derivatives	-	-	-	8,003
Bonds	6,700	4,000	-	467,667
Total	75,524	159,225	5,190	2,032,298

Transactions
Income
Dividends received	-	20,276	-	-
Interest and fees	19,968	154,392	4,805	74,069
Total	19,968	174,668	4,805	74,069

Expenses
Interest	2,861	35,978	758	104,211
Fees	-	1	1,158	33
Total	2,861	35,979	1,916	104,244

2010
								Stockholders with
								participating stock lower
	Stockholders with							than 10% of the Bank’s
	participating stock							capital and with operations
	equal to or higher than		Non-consolidated		Bank’s officers and board of			higher than 5% technical
	10% of Bank’s capital		investments		directors			equity

Balance Sheet
Investment securities	COP	-	COP	347,213	COP	-	COP	2,040
Loans		36		122,038		41,497		334,461
Customer’s acceptances and derivatives		-		-		-		26,121
Accounts receivable		-		10,321		286		1,176
Total		36		479,572		41,783		363,798

Deposits		20,430		149,634		4,498		976,570
Overnight funds		3,127,961		60,164		5,574		121,868
Derivatives		-		-		6		1,676
Accounts payable		13		19		499		-
Bonds		-		1,000		500		257,667
Total		3,148,404		210,817		11,077		1,357,781

F-59

2010
	Stockholders with participating stock equal to or higher than 10% of Bank’s capital		Non-consolidated investments		Bank’s officers and board of directors		Stockholders with participating stock lower than 10% of the Bank’s capital and with operations higher than 5% technical equity
Transactions
Income
Dividends received		-		16,758		-		-
Interest and fees		12		4,267		3,560		8,888
Other		-		1,935		244		574
Total		12		22,960		3,804		9,462

Expenses
Interest		447		2,825		39		20,850
Fees		-		2		1,240		17
Other		5		21,736		595		3,870
Total	COP	452	COP	24,563	COP	1,874	COP	24,737

(30) Subsequent Events

Preferred shares Offering

On February 6, 2011, Bancolombia closed its public offering of preferred shares. The preferred shares were initially offered to the Stockholders of Bancolombia in a preemptive rights offering conducted in Colombia, and subsequently offered exclusively outside of Colombia in the form of American Depositary Shares (“ADSs”). Of the total 63,999,997 preferred shares that were offered, 43,543,793 preferred shares were subscribed in the local preemptive rights offering, at a price of COP 26,000 per share, for an aggregate amount of approximately COP 1,132,138. In the public offering outside of Colombia, 5,114,051 ADSs, representing 20,456,204 preferred shares, were sold, at a price of USD 60 per ADS.

Urbanización las Sierras del Chicó Limitada and Chicó Oriental No 2 Ltda

The Bank brought an appeal to overturn the arbitration ruling on November 11, 2010, related to the ruling in favor of FOGAFIN issued on October 21, 2010. The appeal was being heard by the Third Section of the Council of State. Nevertheless, in order to make compliance with the ruling less onerous for the Bank, it settled the damages that were ordered and also assigned the shares, in the proportion ordered, that it held in the Companies Urbanización las Sierras del Chicó Limitada and Chicó Oriental No 2 Ltda.

In February 2012, the Council of State confirmed the arbitration award on the terms originally issued in the arbitration tribunal. This decision is not adverse to the financial statements, because the Bank had complied with the ruling.

(31) Differences between Colombian Accounting Principles for Banks and U.S. GAAP

The Bank’s financial statements are prepared in accordance with generally accepted accounting principles and practices prescribed by the Superintendency of Finance and other legal provisions (“Colombian GAAP”). These principles and regulations differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The principal differences between Colombian GAAP and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustments.

The following is a summary of adjustments to consolidated net income and consolidated stockholders’ equity.

a) Reconciliation of consolidated net income:

	2011		2010		2009

Consolidated net income under Colombian GAAP	COP	1,663,894	COP	1,436,494	COP	1,256,850
a) Deferred income taxes		(31,171)		65,370		59,131
b) Employee benefit plans		3,328		(8,859)		28,443
c) Fixed Assets		(14,847)		(48,466)		(21,361)
e) Allowance for loans losses, financial lease losses, foreclosed assets and other receivables		(95,233)		(17,351)		(364,860)
f) Loan origination fees and costs		20,677		7,006		10,293
g) Interest recognition on non-accrual loans		(1,048)		(5,310)		(4,939)
h) Deferred charges		23,972		35,011		54,796
i) Investment securities & derivatives		(128,703)		(43,438)		22,438
j) Dividends received from investments in unaffiliated companies		-		(2,644)		(740)
k) Investments in affiliates		5,901		5,704		35,851
l) Lessor accounting		50,547		17,221		43,812
m) Business combinations
m.i) Goodwill		55,791		61,440		59,583
m.ii) Intangible assets		(96,584)		(58,559)		(67,451)
m.iii) Fair value adjustments to assets and liabilities acquired		18,496		34,810		25,214
n) Securitization		33,608		34,013		23,682
o) Foreign currency translation adjustment		(18,737)		1,579		13,022
p) Non-controlling interest		4,821		(1,292)		(1,946)
r) Guarantees and off- balance sheet credit exposures		(4,584)		(7,230)		(2,617)
s) Insurance Contracts		(119)		(2,903)		5,497
v) Equity tax		(434,675)		(2,114)		(2,174)
w) Contingencies		(11,698)		44,279		-
Net income attributable to the controlling interest under U.S. GAAP		1,043,636		1,544,761		1,172,524
(p) Non-controlling Interest under U.S. GAAP		(53,253)		26,041		(19,043)
Total net income under U.S. GAAP	COP	990,383	COP	1,570,802	COP	1,153,481

Net income from continuing operations attribuable to the controlling interest	COP	909,012	COP	1,480,778	COP	1,124,433
Income from operations and disposal of discontinued operations	COP	134,624	COP	63,983	COP	48,091

b) Reconciliation of Stockholders’ Equity:

	2011		2010

Consolidated stockholders’ equity under Colombian GAAP	COP	8,993,360	COP	7,947,140
a) Deferred income taxes		17,957		47,166
b) Employee benefit plans		(1,944)		(6,203)
c) Fixed assets
Premises and equipment (gross)		453,494		388,292
Accumulated depreciation		(106,154)		(86,694)
d) Revaluation of assets		(581,837)		(567,024)
e) Allowance for loans losses, financial lease losses, foreclosed assets and other receivables		(253,881)		(159,109)
f) Loan origination fees and costs		88,806		68,129
g) Interest recognition on non-accrual loans		3,842		4,890
h) Deferred charges		87,089		63,117
i) Investment securities & derivatives		(484,273)		(313,405)
j) Dividends received from Investments in unaffiliated companies		(18,009)		(18,009)
k) Investments in affiliates		130,329		124,325
l) Lessor accounting		(5,058)		(11,098)
m) Business combinations
m.i) Goodwill		449,502		395,612
m.ii) Intangible assets (gross)		505,066		549,891
m.ii) Intangible assets (accumulated amortization)		(305,321)		(256,765)
m.iii) Fair value adjustments to assets and liabilities acquired		(28,068)		(47,452)
n) Securitization		113,356		69,473
p) Non-controlling interest		(146,674)		(146,441)
r) Guarantees and off-balance sheet credit exposures		(25,223)		(20,639)
s) Insurance contracts		(248)		(129)
v) Equity tax		(329,490)		-
w) Contingencies		32,581		44,279
Controlling interest stockholders’ equity under U.S. GAAP		8,589,202		8,069,346
p) Non-controlling interest under U.S. GAAP		206,888		160,526
Total stockholders’ equity under U.S. GAAP	COP	8,796,090	COP	8,229,872

c) Supplemental Consolidated Statements of Cash Flows, Stockholders’ Equity and Comprehensive Income:

The following are the consolidated statements of cash flows, stockholders’ equity and other comprehensive income under U.S. GAAP for years ended December 31, 2011, 2010 and 2009.

Supplemental Consolidated Condensed Statements of Cash Flows (2)

	2011		2010		2009
Net income attributable to the controlling interest under U.S. GAAP	COP	1,043,636	COP	1,544,761	COP	1,172,524
Adjustments to reconcile net income to net cash provided by operating activities		(134,541)		2,179,343		2,804,863
Net cash provided by operating activities		909,095		3,724,104		3,977,387
Net cash used in investing activities		(14,384,339)		(10,779,060)		(1,977,879)
Net cash provided by (used in) financing activities		14,965,763		5,893,672		(116,794)
Increase (decrease) in cash and cash equivalents		1,490,519		(1,161,284)		1,882,714
Effect of exchange rate changes on cash and cash equivalents		134,111		(105,434)		(122,502)
Cash and cash equivalents at beginning of year		6,134,698		7,401,416		5,641,204
Cash and cash equivalents at end of year (1)	COP	7,759,328	COP	6,134,698	COP	7,401,416

(1)	The assets of SPEs subject to consolidation under U.S. GAAP, include cash for an amount of COP 30,331, COP 78,102 and COP 29,057 for 2011, 2010 and 2009, respectively See Note 31, “n) Securitization”.

(2)	These consolidated statements of cash flows include the following non-cash transactions for the years 2011, 2010 and 2009 respectively:

a) COP 90,088; COP 152,154 and COP 104,360 related to restructured loans that were transferred to foreclosed assets and the effect of foreign exchange rates on cash balances held in foreign currency for COP 93,705; COP 60,500 and COP 208,241.

b) COP 6,271, COP 6,676 and COP 1,211 related to foreclosed assets donation.

Supplemental Consolidated Condensed Changes in Stockholders’ Equity

	2011		2010		2009

Controlling Interest
Balance at beginning of year	COP	8,069,346	COP	7,095,266	COP	6,422,815
Net income		1,043,636		1,544,761		1,172,524
Dividends declared		(526,773)		(501,688)		(491,604)
Other comprehensive (loss) income		2,993		(62,954)		(1,064)
Other movements		-		(6,039)		(7,405)
Controlling interest stockholders’ equity under U.S. GAAP	COP	8,589,202	COP	8,069,346	COP	7,095,266
Non-controlling Interest under U.S. GAAP
Balance at beginning of year		160,526		181,778		147,762
Net income in non-controlling interest(1)		(53,253)		26,041		(19,043)
Net change in non-controlling interest		99,615		(47,293)		53,059
Balance at end of year		206,888		160,526		181,778
Total stockholders’ equity under U.S. GAAP	COP	8,796,090	COP	8,229,872	COP	7,277,044

(1) Revised due to the adoption of ASC 810-10-65; see section p) Non-controlling interest

Supplemental Consolidated Statement of Comprehensive Income

	2011		2010		2009

Net income attributable to the controlling interest under U.S. GAAP	COP	1,043,636	COP	1,544,761	COP	1,172,524
Other comprehensive income, net of tax:
Unrealized gain or (loss) on securities available for sale		(24,806)		(10,470)		95,257
Pension liability		624		7,855		(9,997)
Foreign currency translation adjustments		27,175		(60,339)		(86,324)
Other comprehensive income (loss)		2,993		(62,954)		(1,064)
Comprehensive income attributable to the controlling interest under U.S. GAAP		1,046,629		1,481,807		1,171,460
Comprehensive income attributable to the non-controlling interest under U.S. GAAP(1)		(53,253)		26,041		(19,043)
Comprehensive income	COP	993,376	COP	1,507,848	COP	1,152,417

(1) Revised due to the adoption of ASC 810-10-65 See section p) Non-controlling interest

Total other comprehensive income (loss)

2011

	Before-Tax		(Tax Expense)		Net-of-Tax
	Amount		or Benefit		Amount

Unrealized gain (loss) on securities available for sale	COP	(40,675)	COP	15,869	COP	(24,806)
Additional pension liability		931		(307)		624
Foreign currency translation adjustment		27,175		-		27,175
Other comprehensive income (loss)	COP	(12,569)	COP	15,562	COP	2,993

2010

	Before-Tax		(Tax Expense)		Net-of-Tax
	Amount		or Benefit		Amount

Unrealized gain (loss) on securities available for sale	COP	(7,276)	COP	(3,194)	COP	(10,470)
Additional pension liability		11,724		(3,869)		7,855
Foreign currency translation adjustment		(60,339)		-		(60,339)
Other comprehensive income (loss)	COP	(55,891)	COP	(7,063)	COP	(62,954)

2009

	Before-Tax		(Tax Expense)		Net-of-Tax
	Amount		or Benefit		Amount

Unrealized gain (loss) on securities available for sale	COP	134,173	COP	(38,916)	COP	95,257
Additional pension liability		(15,380)		5,383		(9,997)
Foreign currency translation adjustment		(86,324)		-		(86,324)
Other comprehensive income (loss)	COP	32,469	COP	(33,533)	COP	(1,064)

Total accumulated other comprehensive income

	Unrealized				Foreign		Accumulated
	Gains (Losses)				Currency		Other
	on		Pension		Translation		Comprehensive
	Securities, net of taxes		Liability, net of taxes		Adjustment		Income

Beginning balance 2011	COP	(4,324)	COP	(9,541)	COP	(163,006)	COP	(176,871)
Current- period change		(24,806)		624		27,175		2,993
Ending balance 2011	COP	(29,130)	COP	(8,917)	COP	(135,831)	COP	(173,878)

Beginning balance 2010	COP	6,146	COP	(17,396)	COP	(102,667)	COP	(113,917)
Current- period change		(10,470)		7,855		(60,339)		(62,954)
Ending balance 2010	COP	(4,324)	COP	(9,541)	COP	(163,006)	COP	(176,871)

Beginning balance 2009	COP	(89,111)	COP	(7,399)	COP	(16,343)	COP	(112,853)
Current- period change		95,257		(9,997)		(86,324)		(1,064)
Ending balance 2009	COP	6,146	COP	(17,396)	COP	(102,667)	COP	(113,917)

Summary of significant differences and required U.S. GAAP disclosures

a)	Deferred income taxes:

Under Colombian GAAP deferred income taxes are generally recognized for unrealized gains on derivatives and unrealized gains on trading securities.

Under U.S. GAAP, specifically ASC 740 Income tax, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled as prescribed in ASC 740.  A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized.  For the years ended December 31, 2011 and 2010, the Bank calculated deferred income taxes based on the tax benefits received upon the acquisition of certain property and equipment in accordance with ASC 740-10-25-51.

Under U.S. GAAP, specifically ASC 740-10-25, the tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate income statement recognition.  The simultaneous equations method shall be used to record the assigned value of the asset and the related deferred tax asset. Therefore, for the purpose of this reconciliation the initial book value of such deduction calculated according to ASC 740-10-25 is recorded as a deferred tax asset decreasing the book value of such assets. After that, the deductions taken for current income tax expense for Colombian GAAP are reversed and decrease the corresponding deferred tax asset under U.S. GAAP.

Income tax expense under U.S. GAAP is comprised of the following components for the years ended at December 31, 2011, 2010 and 2009:

	2011		2010		2009

Current income tax expense	COP	410,422	COP	497,231	COP	459,732
Deferred income tax (benefit) expense(1) (2)		101,730		(70,943)		(56,850)
Total	COP	512,152	COP	426,288	COP	402,882

(1)	In 2011, 2010 and 2009 the foreign currency adjustment of the foreign subsidiary’s deferred tax assests and liabilities amounted to COP (13,600), COP 5,397, and COP 9,761 respectively.
(2)	The roll forward of deferred tax asset and deferred tax liability from discontinued operations amounting to COP 11,783 has been incorporated in the line profits (losses) from discontinued operations

	2011		2010		2009

Continuing operation income tax	COP	494,868	COP	410,821	COP	391,848
Discontinued operation income tax(1)		17,284		15,467		11,034
Income tax	COP	512,152	COP	426,288	COP	402,882

(1) Includes income taxes related to discontinued operations of Asesuisa, AFP Crecer, and Inversiones IVL for the years 2011, 2010 and 2009, as indicated in Note 31 q) Discontinued Operations.

Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2011 and 2010 were as follows:

	2011		2010
Deferred tax assets and liabilities

Deferred tax assets:
Accrual of employee benefits	COP	48,183	COP	40,458
Allowance for loan losses		172,691		150,030
Allowance for foreclosed assets		43		13,616
Fixed assets		116,255		132,085
Loss carryforwards and excess of presumed income over ordinary income		72,012		59,532
Unrealized loss on forwards, futures and swaps		18,686		1,379
Accrued expenses		14,678		15,445
Unrealized loss on investments over trading securities		3,412		-
Business combination		82		-
Unrealized loss on investment over available for sale securities		19,935		16,000
Other		25,976		29,941
Total gross deferred tax assets		491,953		458,486
Less valuation allowance		(19,584)		(18,713)
Net deferred tax asset	COP	472,369	COP	439,773
Deferred tax liabilities:
Unrealized gain on investment over available for sale securities		872		12,809
Fixed assets		252,973		196,109
Allowance for loan losses		17,916		33,608
Allowance for foreclosed assets		20,385		4,755
Loan origination fees and costs		31,584		24,334
Unrealized gains on forwards, futures and swaps		74,112		38,553
Intangible assets		59,196		76,660
Inflation adjustments		11,732		11,732
Business combination		27,248		20,507
Unrealized gains on investments over trading securities		31,878		27,460
Accrued expenses		10		54
Securitization		38,991		27,901
Other		54,360		26,198
Total deferred liabilities	COP	621,257	COP	500,680

Net deferred liability(1)	COP	(148,888)	COP	(60,907)

(1)	The roll forward of deferred tax asset and deferred tax liability from discontinued operations amounting to COP 11,783 has been incorporated in the line profits (losses) from discontinued operations

The valuation allowance for deferred tax assets as of December 31, 2011 and 2010 was COP 19,584 and COP 18,713, respectively. The net change in the total valuation allowance for the year ended December 31, 2011 was an increase of COP 871, and for the year ended December 31, 2010 was a decrease of COP 56,930. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal over an entity level basis of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Bank will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2011. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Due to the expiration of the tax stability regime signed with the Government of Colombia, Bancolombia was taxed at a total income tax rate of 33% for the fiscal year 2011. The nominal income tax rate was 35% for the years 2010 and 2009. This tax rate differs from the 33.14%, 21.45% and 25.57% effective tax rates for years 2011, 2010 and 2009, respectively, due to the following:

	2011		2010		2009

Income before tax U.S. GAAP(1)	COP	1,598,580	COP	1,961,767	COP	1,594,450
Non-controlling interest		(53,253)		26,041		(19,043)
Income before tax U.S. GAAP attributable to the controlling interest		1,545,327		1,987,808		1,575,407
Income tax as per statutory rate		509,958		695,733		551,392
Foreign profits taxed at other rates		(29,654)		(31,864)		6,223
Foreign profits exempt from tax		(26,146)		(32,203)		(22,739)
Non-deductible items		118,864		76,598		42,350
Equity tax adjustment under U.S. GAAP		143,443		698		717
Non-taxable income		(181,534)		(183,694)		(131,190)
Others		(23,650)		(42,050)		(56,400)
Increase (decrease valuation allowance)		871		(56,930)		12,529
Income tax	COP	512,152	COP	426,288	COP	402,882

(1) For continuing and discontinued operations.

For the years ended December 31, 2011, 2010 and 2009, non-taxable income mainly includes dividends received from affiliated companies(1), gains on sale of tax-exempt equity securities and tax-exempt interest income on mortgage securities and certain interest residential mortgage loans

At December 31, 2011 and 2010, the Bank had undistributed earnings of international subsidiaries amounting to COP 848,496 and COP 563,158 respectively, on which deferred income taxes have not been provided because earnings are expected to be reinvested indefinitely outside of Colombia. Upon distribution of those earnings in the form of dividends or otherwise, the Bank in Colombia would be subject to income tax.

Uncertainty in income taxes under ASC 740-10

The Bank followed the provisions contained in ASC 740-10 with regard to uncertainty in income taxes.

The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Bank has recorded interest and penalties, when necessary, related to the probable losses in other expenses in the statements of operations for the years ended December 31, 2011, 2010 and 2009.

The Bank is not aware of positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will be significantly increased or decreased within 12 months of the reporting date.

(1)See literal k)

The open tax years of the major companies of the Bancolombia Group are as follows:

Company	Open tax year

LOCAL SUBSIDIARIES

Bancolombia	2010-2011
Leasing Bancolombia	2009-2011
Factoring Bancolombia	2007–2011
Fiduciaria Bancolombia	2010–2011
Banca de Inversión	2011
Valores Bancolombia	2009–2011
Tuya (formely Sufinanciamiento)	2011
Renting Colombia	2007–2011

FOREIGN SUBSIDIARIES
Banco Agrícola	2008–2011

b) Employee benefit plans:

U.S. GAAP (ASC 715) requires the recognition of pension costs based on actuarial computations under a prescribed methodology which differs from that used under Colombian GAAP as indicated below:

Pension Plan

Under Colombian laws, in 1967, the Government Social Security Institute assumed the pension obligation for the majority of the Bank’s employees; however, employees who had more than ten years of service prior to that date, continued participating in the Bank’s non-contributory unfunded defined benefit pension plan. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 31, 2011, there were 845 participants (872 in 2010) covered by the Plan.

The Colombian GAAP treatment of this pension plan’s obligations differs from U.S. GAAP due to the fact that Colombian GAAP requires the calculation of the projected benefit obligation using nominal average historical discount rates. The liability then is amortized against expenses on a straight line basis over defined periods established by local rules. Since 2010, additional increases in the liability related to changes in mortality tables are amortized until the year 2029.

For U.S. GAAP purposes, actuarial valuations of pension plans are performed annually using discount rates based on a review of high-quality corporate bonds yields with maturities approximating the remaining life of the projected benefit obligation. Changes in the projected benefit obligation due to gains or losses for changes in actuarial assumptions and prior services costs are recorded against Accumulated Other Comprehensive Income, and amortized to expenses on a straight line basis over the future service periods of the employees or for inactive participants in the plan over their remaining life expectancy. Amortization of accumulated gain or losses only begins when they exceed 10% of the projected benefit obligations.

Net period pension costs taken to expenses include the service cost attributed by the plans benefit formula, interest cost and amortization of prior services costs and actuarial gains or losses on the plan, as explained above.

Severance obligation

Under Colombian labor regulations, employees hired before 1990 are entitled to receive one month’s salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from the Bank, calculated based on the employees’ last salary base; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations for new employees to permit companies, subject to the approval of the employees, to transfer this severance obligation annually to private pension funds. The Bank’s severance obligations relate to employees hired before 1990.

Under Colombian GAAP, the liability for this unfunded employee benefit plan is recorded on an accrual basis. For U.S. GAAP purposes, the liability is calculated and recorded on an actuarial basis by pension plan in accordance with ASC 715.

As of December 31, 2011, there were 1,277 participants (COP 1,369 in 2010) remaining in the original severance plan.

Retirement Pension Premium Plan and Senior Management Pension Plan Premium

Under Colombian labor regulations, employers and employees are entitled to negotiate compensation, other than benefit plans prescribed by law, by means of private agreements. As the result of an agreement signed by the Bank with its employees who have vested pensions deposited in pension funds, the Bank pays their employees a one-time premium at the time the employee retires. Since 2008 under Colombian GAAP this liability was accumulated on an accrual basis; however, in 2010 the obligation was calculated using the same method used for U.S. GAAP and the difference was eliminated.

In 2011, the Bank officially established a retirement benefit plan for its senior management executives. Under this new plan, the executives are entitled to receive a one-off premium payment on their retirement date based on the number of years of service to the organization. The calculation of senior management premium pension plan was performed using actuarial valuations over a long-term period under both Colombian GAAP and U.S. GAAP.

Disclosure and calculation of differences under U.S. GAAP

	2011		2010		2009

Components of net periodic benefit cost
Service cost	COP	6,062	COP	9,190	COP	4,807
Interest cost		22,268		23,234		21,841
Amortization of prior service cost		1,217		1,217		1,217
Amortization of net transition obligation		304		304		303
Amortization of net (gain) or loss		(1,593)		(477)		(2,587)
Recognition of premium under pension plan for senior management(1)		15,111		-		-
Adjustment to be recognized
Net periodic pension cost under U.S. GAAP		43,369		33,468		25,581
Net periodic pension cost under Colombian GAAP		46,697		24,609		54,024
Difference to be recognized under U.S. GAAP (loss)/ gain	COP	3,328	COP	(8,859)	COP	28,443

(1)	This provision is recorded using the actuarial methodology required by ASC 715.

The combined costs for the above-mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2011, 2010 and 2009, are summarized below:

	2011		2010		2009

Change in projected benefit obligation
Unfunded benefit obligation at beginning of year	COP	169,356	COP	169,391	COP	154,058
Recognition of premium under pension plan for senior management (1)		15,111		-		-
Service cost		6,062		9,190		4,807
Interest cost		22,268		23,234		21,841
Actuarial (gain)/loss		(1,003)		(10,680)		14,313
Benefits paid		(20,715)		(21,779)		(25,628)
Unfunded benefit obligation at end of year	COP	191,079	COP	169,356	COP	169,391

Accrued benefit cost under Colombian GAAP		(189,135)		(163,153)		(160,323)
Difference to be recognized under U.S. GAAP Stockholders’ equity	COP	(1,944)	COP	(6,203)	COP	(9,068)

(1)	This liability is recorded using the actuarial methodology required by ASC 715.

F-70

	2011		2010

Net Amount Recognized in the Consolidated Balance Sheet at December 31,
Statement of Financial Position
Non-current Assets	COP	-	COP	(482)
Current Liabilities		18,719		16,415
Non-current Liabilities		155,343		153,423
Amount Recognized in Financial Position	COP	174,062	COP	169,356

Accumulated Other Comprehensive Income
Net Actuarial Gain (Loss)	COP	(4,825)	COP	(4,235)
Net Prior Service (Cost)/Credit		(8,467)		(9,684)
Net Transition Obligation		(502)		(807)
Total at December 31		(13,794)		(14,726)
Deferred income tax		4,877		5,185
Accumulated other comprehensive Income/(loss)	COP	(8,917)	COP	(9,541)

The changes in Accumulated Other Comprehensive Income that took place during the years 2011 and 2010 are described as follows:

	2011		2010

Increase (Decrease) in
Accumulated Other Comprehensive Income

Recognized during year - Transition Obligation/(asset)	COP	304	COP	304
Recognized during year - Prior Service Cost/(credit)		1,217		1,217
Recognized during year - Net Actuarial Losses/(gains)		(1,593)		(477)
Occurring during year - Net Actuarial (Losses)/gains		1,003		10,680
Accumulated other comprehensive Income/(loss) in current year	COP	931	COP	11,724

The Bank expects the following amounts in other comprehensive income to be recognized as components of net periodic pension cost during 2012:

Net transition obligation/(asset)	COP	304
Net prior service cost		1,217
Net loss/(gain)		(906)
Total	COP	615

The economic assumptions used in determining the actuarial present value of pension obligation and the projected pension obligations for the plan years, in nominal terms, were as follows:

	2011	2010	2009

Discount rate	7.50%	7.90%	8.75%
Rate of compensation increases	5.50%	5.50%	6.00%
Rate of pension increases	4.00%	4.00%	4.50%

 Estimated Future Benefit Payments

The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefits		Other Benefits(1)

2012	COP	12,046	COP	24,994
2013		11,867		13,338
2014		12,076		7,665
2015		12,253		6,178
2016		12,382		10,142
Years 2017-2021	COP	62,447	COP	120,087

(1)	Includes expected future benefit payments for severance obligation and retirement premium pension plan.

c) Fixed assets:

Inflation adjustment

The consolidated financial statements under Colombian GAAP were adjusted for inflation based on the variation in the local consumer price index (IPC), from January 1, 1992 to December 31, 2000.

The U.S. GAAP adjustment represents the cumulative inflation adjustment on the Bank’s non-monetary assets for inflation occurring prior to January 1, 2001, less depreciation expense.

As of December 31, 2011, the Bank has not recognized any reconciliation adjustment in results under U.S. GAAP, due to the fact that there was no sale of non-monetary assets adjusted for inflation acquired before January 1, 1992.

Capitalization of Interest Cost

Under Colombian GAAP, the interest costs incurred during the construction of fixed assets are recorded as expenses in the Bank’s statement of operations. Under U.S. GAAP, in accordance with ASC 835-20, the Bank has capitalized interest costs incurred during the construction of fixed assets. The capitalized interest is amortized over the estimated useful life of the asset.

Impairment of long-lived assets

All vehicles of Renting Colombia are recorded as equipment under operating leases. Under Colombian GAAP, if their book values are greater than their fair value, this amount is recorded in a separate valuation accounts against the assets and in stockholders’ equity as revaluation of assets, but if their fair values are lower than their book values, the difference is recorded as an allowance in the balance sheet and in net income.

Under U.S. GAAP, in accordance with ASC 360-10-35, these assets are subject to recognition of an impairment loss if the book values of those assets are not recoverable and exceed their fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and then an impairment loss is recorded for the difference between the carrying amount and the fair value of the assets.

Real estate held for sale

According to Colombian GAAP, real estate held for sale is recorded similar to real estate in use.

Under U.S. GAAP, long held assets classified as held for sale are recorded at the lower of the carrying amount and fair value less estimated costs to sell, and are not subject to depreciation.

The following table shows the adjustments for each item:

	Net Income
	December 31, 2011		December 31, 2010		December 31,2009
Items
Inflation adjustment	COP	-	COP	(45)	COP	(1,026)
Capitalization of interest cost		1,017		5		(641)

Depreciation expense of the Fund “See note 31 (i) (1)		(17,295)		(13,868)		(19,622)
Deferred income of the fund “See note 31 (i)”		-		(26,255)		-
Assets available for sale		433		(879)		(72)
Recovery (impairment) of long- lived assets		998		(7,424)		-
Total	COP	(14,847)	COP	(48,466)	COP	(21,361)

(1)	Refers to the Fondo Capital Privado Colombia Inmobiliaria. See note 31(i)

	Stockholders’ equity
	December 31, 2011		December 31, 2010
Items
Inflation adjustment	COP	35,553	COP	35,553
Capitalization of Interest Cost		19,160		17,168
Premises and equipment of the Fund "See note 31 (i)"		405,177		342,728
Assets held for sale		30		267
Impairment of long-lived assets		(6,426)		(7,424)
Total adjustment premises and equipment (gross)		453,494		388,292

Accumulated depreciation interest cost		(2,917)		(1,942)
Accumulated depreciation of the Fund “See note 31 (i)”		(103,237)		(84,082)
Accumulated depreciation assets held for sale		-		(670)
Total accumulated depreciation		(106,154)		(86,694)
Total	COP	347,340	COP	301,598

d)	Revaluation of assets

According to Colombian GAAP, reappraisals of a portion of the Bank’s premises and equipment, equity investments and other non-monetary assets are made periodically and  the effects of the increase or decrease is recorded in the balance sheet under the assets caption “Reappraisal of assets” and in the stockholders’ equity caption “Surplus from reappraisals of assets”.  The latest reappraisals were made during the years 2011 and 2010.  Under U.S. GAAP, reappraisals of assets are not permitted and thus these amounts are reversed.

e)	Allowance for loan losses, financial leases, foreclosed assets and other receivables

As established by the Superintendency of Finance, the methodology for evaluating loans and financial leases under Colombian GAAP, as discussed in Note 2 (i), is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentages estimated or established by the Superintendency of Finance. Under Colombian GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to statements of operations.

Under U.S. GAAP the Bank considers in determining that the loan is impaired, among other factors, the economic performance and trends in the client’s industry, the monthly analysis that considers the likelihood of receiving all contractual principal and interest according to the contractual terms of the loan agreement and specific events that could affect in a negative way the client’s real capacity to pay.

All impaired loans that exceed a specific threshold (COP 2,000 million) or that are troubled debt restructurings (TDR) are individually assessed for impairment. All other loans are assessed on a collective basis. TDRs are those loans where both a) the Bank has granted a concession to the customer for economic or legal reasons that it would not otherwise consider and b) the customer is in financial difficulty. In determining whether a loan is impaired the Bank analyzes factors such as bankruptcy or liquidation, the customer’s financial condition, the likelihood of non-payment of interest or principal and collateral.

The allowance for significant impaired individually assessed loans and all TDRs is measured based on the present value of estimated future cash flows discounted at the original effective loan rate or on the fair value of the collateral net of estimated costs to sell in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when estimated future cash flows discounted at their original effective rate or collateral fair value is lower than book value.

To calculate the allowance required for smaller-balance loans and all other loans that are collectively evaluated for impairment, loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type and for homogeneous groups of clients established according to the underlying risk or other characteristics of each group. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends and any other pertinent information that may affect the estimation of the allowance for loan losses.

Allowances on homogeneous loan portfolios are established based on probability of default, which is defined as the probability of the debtor within a specific loan portfolio or segment and rating, defaulting on its obligations within the next twelve (12) months. Under U.S. GAAP, this probability of default is determined by analyzing estimated defaults or foreclosures based on portfolio trends, historical losses, client’s payment behavior with past-due loans greater than 90 days, delinquencies, bankruptcies, economic conditions and credit scores.

Many factors can affect the Bank’s estimates of the allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.

Credit losses relating to loans, which may be for all or part of a particular loan, are deducted from the allowance. The related loan balance is charged off in the year in which the loans are deemed uncollectible. Recoveries of loans and trade receivables previously charged off are credited to the allowance when received. The allowance is increased by provisions and recoveries of loans and leases previously charged off, and is reduced by charged-off loans and leases deemed uncollectible.

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

The loan portfolio under U.S. GAAP amounting to COP 67,151,490 differs from COP 61,388,428 disclosed in note 6 “Loans and Financial Leases”, basically, due to the loan portfolio of SPEs subject to consolidation under U.S. GAAP.

Foreclosed assets

Under Colombian GAAP the Superintendency of Finance requires the Bank to record a provision equal to 60% for foreclosed real estate and a provision equal to 70% for other foreclosed assets, in each case based on the carrying value of the asset at the time of receipt, which provision must be recorded in proportional monthly installments within the two years following their receipt. Once the legal term for sale has expired, the provision must be increased to 80% and 100%, respectively. If an extension of the term to sell the asset is granted by the Superintendency, this increase may be recorded on a monthly basis during the new term.

Also, it is the Bank’s policy, in the case of foreclosed assets that remain for more than five years in the Bank’s possession, to increase the provision to 100% of its book value.

Under U.S. GAAP, foreclosed assets are recorded as assets held for sale at the lower of the carrying amount of the loans or fair value of assets less their cost to sell. Gains or losses from the realization of foreclosed assets are included in the statement of operations.

The following summarizes the allowance for loan and financial lease losses and foreclosed assets under Colombian GAAP and U.S. GAAP:

	2011		2010

Allowance for loans, financial lease losses and foreclosed assets under Colombian GAAP
Allowance for loans, financial lease, accrued interest losses and other related receivables	COP	2,904,462	COP	2,611,924
Allowance for foreclosed assets		182,728		191,683
	COP	3,087,190	COP	2,803,607
Allowance for loan losses under U.S. GAAP

Allowance for loans, financial lease, accrued interest losses and other related receivables	COP	3,227,712	COP	2,837,927
Allowance for foreclosed assets		113,359		124,789
	COP	3,341,071	COP	2,962,716

F-74

	2011		2010
Difference recognized in stockholders’ equity under U.S. GAAP
Allowance for loans, financial lease losses and other receivables	COP	(323,250)	COP	(226,003)
Allowance for foreclosed assets		69,369		66,894
	COP	(253,881)	COP	(159,109)

	2011			2010			2009
Difference recognized in net income under U.S. GAAP
Allowance for loans, financial lease losses and other receivables	COP	(97,247)		COP	(35,725)		COP	(345,338)
Allowance for foreclosed assets		2,014			18,374			(19,522)
	COP	(95,233)	(1)	COP	(17,351)	(2)	COP	(364,860)

(1)	For 2011, the difference of COP (94,772) between the reconciliations for the years 2011 COP (253,881) and 2010 COP (159,109) that are recognized as adjustments to Colombian GAAP stockholders’ equity is different from the difference recognized in net income under U.S. GAAP COP (95,233) in the amount of COP 461 due to the comprehensive income derived from the reconciliation of foreclosed assets of Banco Agrícola and Asesuisa.

(2)	For 2010, the difference of COP (19,237) between the reconciliations for the years 2010 COP (159,109) and 2009 COP (139,872) that are recognized as adjustments to Colombian GAAP stockholders’ equity is different from the difference recognized in net income under U.S. GAAP COP (17,351) in the amount of COP (1,886) due to the comprehensive income derived from the reconciliation of foreclosed assets of Banco Agrícola and Asesuisa

An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP during the year ended December 31, 2011, 2010 and 2009 is as follows:

	2011		2010		2009

Allowance at the beginning of the year	COP	2,837,927	COP	2,740,501	COP	2,089,940
Sale of AFP Crecer subsidiary		(150)		-		-
Provision for credit losses		692,923		545,929		1,454,076
Effect of changes in foreign exchange rates		10,545		(23,584)		(37,011)
Charge-offs		(557,674)		(701,128)		(980,755)
Recoveries of charged-off loans		244,141		276,209		214,251
Allowance at the end of the year	COP	3,227,712 (1)	COP	2,837,927 (2)	COP	2,740,501 (3)

Gross loans and financial leases	COP	67,151,490	COP	54,354,290	COP	45,614,206

Allowance at the end of the year period as a percentage of gross loans		4.81%		5.22%		6.01%

Allowance for credit losses as percentage of gross loans		1.03%		1.00%		3.19%

(1)	The allowance at the end of the year 2011 differs by COP 47,487 from the amount of COP 3,275,199 “allowance for credit losses under U.S. GAAP”. This difference corresponds to: a) The amount of COP 80,314 to the following lines that impact the allowance for loan losses under U.S. GAAP and are included in this reconciliations lines: Lessor accounting COP 24,809; Securitization non-performing loans COP 1,136; Business combination COP 46,792 and Interest recognition on non-accrual loans COP 7,577, and b) Allowance for loan contingencies in the amount of COP (32,827).

(2)	The allowance at the end of the year 2010 differs by COP 70,086 from the amount of COP 2,908,013 “allowance for credit losses under U.S. GAAP”. This difference corresponds to: a) The amount of COP 81,901 to the following lines that impact the allowance for loan losses under U.S. GAAP and are included in this reconciliations lines: Lessor accounting COP 15,893; Securitization non-performing loans COP 1,243; Business Combinations COP 57,569 and Interest recognition on non-accrual loans COP 7,196. b) Allowance for loans's contingencies in the amount of COP (11,211). c) Discontinued operations in the amount of COP (604).

(3)	For 2009, the allowance for loans, financial lease, accrued interest losses and other related receivables under U.S. GAAP differs by COP 79,327 from the amount of COP 2,819,828 registered in the Supplemental Consolidated Condensed Balance Sheets on the line: Allowance for loans, financial leases losses and other receivables. This difference corresponds to the following lines that impact the allowance for loan losses under U.S.GAAP and are included in these reconciliation lines: Lessor accounting COP 2,228; Securitization non-performing loans COP 1,526; Business Combinations COP 70,160 and Interest recognition on non-accrual loans COP 5,413.

The recorded investments in impaired loans were approximately COP 3,842,832 and COP 3,880,773 for the years ended December 31, 2011 and 2010, respectively, and the related allowance for loan losses on those impaired loans totaled COP 1,675,755 and COP 1,574,620 respectively.

The average recorded investments in impaired loans were approximately COP 3,861,803 and COP 3,768,961 for the years ended December 31, 2011 and 2010, respectively, and the related allowance for loan losses on those impaired loans totaled COP 1,625,188 and COP 1,596,722 respectively.

The average recorded investments in impaired loans for each segment for the year ended December 31, 2011, were as follows:

	Impaired loans		Allowance
Commercial	COP	2,412,013	COP	977,828
Consumer		648,840		374,233
Residential mortgage		291,262		130,013
Small business loans		39,793		24,375
Financial leases		469,895		118,739
	COP	3,861,803	COP	1,625,188

The interest income that would have been recorded for impaired loans in accordance with the original contractual terms amounted to COP 413,825 and COP 493,481 for the year ended 2011 and 2010 respectively.

For the years ended December 31, 2011, 2010 and 2009, the Bank recognized interest income from loans others than TDRs of approximately COP 182,007, COP 200,283 and COP 158,645, respectively, on such impaired loans

The small balancehomogeneous loans evaluated under the ASC 450 methodology amounted to COP 63,289,687 and COP 50,585,329 for the years ended December 31, 2011 and 2010, respectively.

The following summarizes each portfolio segment of financing receivable and the allowance for credit losses under U.S. GAAP. See Note 2 (i) “loans and financial leases”.

Loan Portfolio by Loan Type
December 31, 2011

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total

Loans and financial leases	COP	37,954,865	COP	10,846,046	COP	7,955,671	COP	316,905	COP	12,195,636	COP	69,269,123
Accrued interest receivable		267,899		107,599		27,438		3,866		42,242		449,044
Loans origination fees and costs		9,622		53,341		14,029		3,366		8,448		88,806
Unearned income		(11,506)		-		-		-		(2,698,471)		(2,709,977)
Unamortized discounts or premiums		54,494		-		-		-		-		54,494
Carrying Amount	COP	38,275,374	COP	11,006,986	COP	7,997,138	COP	324,137	COP	9,547,855	COP	67,151,490

Allowance for loans and financial leases		(1,522,345)		(989,314)		(393,188)		(51,381)		(318,971)		(3,275,199)

Loans and financial leases net	COP	36,753,029	COP	10,017,672	COP	7,603,950	COP	272,756	COP	9,228,884	COP	63,876,291

Loan Portfolio by Loan Type
December 31, 2010

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total

Loans and financial leases	COP	30,859,308	COP	8,176,938	COP	7,339,160	COP	255,083	COP	9,456,069	COP	56,086,558
Accrued interest receivable		196,595		73,103		17,960		2,844		31,547		322,049
Loans origination fees and costs		38,093		10,094		9,059		315		10,568		68,129
Unearned income		(8,850)		-		-		-		(2,168,121)		(2,176,971)
Unamortized discounts or premiums		54,525		-		-		-		-		54,525
Carrying Amount	COP	31,139,671	COP	8,260,135	COP	7,366,179	COP	258,242	COP	7,330,063	COP	54,354,290

Allowance for loans and financial leases		(1,509,815)		(729,088)		(380,479)		(57,263)		(231,368)		(2,908,013)

Loans and financial leases net	COP	29,629,856	COP	7,531,047	COP	6,985,700	COP	200,979	COP	7,098,695	COP	51,446,277

Loans and asset quality

The following tables are presented for each portfolio segment of financing receivable, and provide additional information about our credit risks and the adequacy of our allowance for credit losses.

Allowance for credit losses

The following table sets forth the changes in the allowance and an allocation of the allowance by loan type:

Allowance for Credit Losses and Recorded Investment in Financing Receivables
For the year ended December 31, 2011

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total
Allowance for credit losses:

Beginning Balance	COP	1,509,815	COP	729,088	COP	380,479	COP	57,263	COP	231,368	COP	2,908,013
Provision, net		154,435		420,204		(8,175)		7,005		96,706		670,175
Charge-offs		(280,658)		(239,822)		(1,371)		(14,318)		(21,505)		(557,674)
Recoveries of charges-offs		136,444		73,843		21,485		1,363		11,005		244,140
Effect of difference in exchange rate		2,309		6,001		770		68		1,397		10,545
Ending Balance	COP	1,522,345	COP	989,314	COP	393,188	COP	51,381	COP	318,971	COP	3,275,199

Ending balance: individually evaluated for impairment	COP	618,785	COP	1,729	COP	-	COP	-	COP	50,121	COP	670,635

Ending balance: collectively evaluated for impairment		903,560		987,585		393,188		51,381		268,850		2,604,564	(1)

Ending balance	COP	1,522,345	COP	989,314	COP	393,188	COP	51,381	COP	318,971	COP	3,275,199

Financing receivables:

Ending balance: individually evaluated for impairment	COP	1,599,571	COP	5,842	COP	-	COP	-	COP	199,628	COP	1,805,041
Ending balance: collectively evaluated for impairment		36,675,803		11,001,144		7,997,138		324,137		9,348,227		65,346,449

Ending balance	COP	38,275,374	COP	11,006,986	COP	7,997,138	COP	324,137	COP	9,547,855	COP	67,151,490

(1) Includes allowance for COP 1,005,120 related to impaired loans.

Allowance for Credit Losses and Recorded Investment in Financing Receivables
For the Year Ended December 31, 2010

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total

Allowance for credit losses:

Beginning Balance	COP	1,380,400	COP	845,783	COP	383,686	COP	29,566	COP	180,393	COP	2,819,828
Provision, net		319,853		159,223		(22,117)		39,816		40,347		537,122
Charge-offs		(350,786)		(335,834)		(406)		(13,575)		(527)		(701,128)
Recoveries of charges-offs		177,529		65,474		20,529		1,524		11,153		276,209
Effect of difference in exchange rate		(17,181)		(5,558)		(1,213)		(68)		2		(24,018)
Ending Balance	COP	1,509,815	COP	729,088	COP	380,479	COP	57,263	COP	231,368	COP	2,908,013

Ending balance: individually evaluated for impairment	COP	587,980	COP	465	COP	-	COP	-	COP	48,771	COP	637,216

Ending balance: collectively evaluated for impairment		921,835		728,623		380,479		57,263		182,597		2,270,797 (1)

Ending balance	COP	1,509,815	COP	729,088	COP	380,479	COP	57,263	COP	231,368	COP	2,908,013

Financing receivables:

Ending balance: individually evaluated for impairment	COP	1,592,388	COP	867	COP	-	COP	-	COP	215,199	COP	1,808,454

Ending balance: collectively evaluated for impairment		29,547,283		8,259,268		7,366,179		258,242		7,114,864		52,545,836

Ending balance	COP	31,139,671	COP	8,260,135	COP	7,366,179	COP	258,242	COP	7,330,063	COP	54,354,290

(1) Includes allowance for COP 937,404 related to impaired loans.

Past-due loans

The table below sets forth information about our past-due loans.

Age Analysis of Past-Due Financing Receivables
As of December 31, 2011

	31–90 Days Past- Due		91–120 Days Past-Due		121-180 Days Past-Due		181- 360 Days Past-Due		Greater than 360 Days		Total Past-Due		Current		Total Financing

Commercial
Corporate	COP	17,949	COP	615	COP	7,630	COP	10,279	COP	26,358	COP	62,831	COP	23,830,543	COP	23,893,374
SME(1)		68,306		22,148		34,691		82,692		71,048		278,885		6,532,048		6,810,933
Others		65,436		19,489		15,707		44,270		31,590		176,492		7,394,575		7,571,067
Total Commercial	COP	151,691	COP	42,252	COP	58,028	COP	137,241	COP	128,996	COP	518,208	COP	37,757,166	COP	38,275,374

Consumer
Credit card	COP	92,589	COP	21,905	COP	45,080	COP	22,616	COP	17,579	COP	199,769	COP	4,380,617	COP	4,580,386
Vehicle loans		29,499		5,287		7,126		5,651		421		47,984		1,764,314		1,812,298
Payroll loan		5,611		484		495		475		11		7,076		1,147,630		1,154,706
Others		51,019		13,013		15,728		16,280		1,997		98,037		3,361,559		3,459,596
Total Consumer	COP	178,718	COP	40,689	COP	68,429	COP	45,022	COP	20,008	COP	352,866	COP	10,654,120	COP	11,006,986

Residential Mortgage
VIS(2)	COP	73,086	COP	11,801	COP	11,701	COP	16,851	COP	23,693	COP	137,132	COP	2,117,438	COP	2,254,570
No VIS		73,821		12,185		10,928		19,300		63,839		180,073		5,562,495		5,742,568
Total Residential Mortgage	COP	146,907	COP	23,986	COP	22,629	COP	36,151	COP	87,532	COP	317,205	COP	7,679,933	COP	7,997,138

Small business loans		11,516		3,263		4,192		6,374		1,974		27,319		296,818		324,137

Financial leases		40,733		21,326		23,989		23,486		24,523		134,057		9,413,798		9,547,855

TOTAL	COP	529,565	COP	131,516	COP	177,267	COP	248,274	COP	263,033	COP	1,349,655	COP	65,801,835	COP	67,151,490

(1)	SME refers to Small and Medium Sized Enterprises
(2)	VIS refers in Spanish to “Vivienda de Interés Social”, a Colombian denomination to residential mortgage granted by financial entities in amounts that are less than 135 legal minimum monthly salaries in Colombia (currently COP 72).

Age Analysis of Past-due Financing Receivables
As of December 31, 2010

	31–90 Days Past-due		91–120 Days Past-due		121-180 Days Past-due		181- 360 Days Past-due		Greater than 360 Days		Total Past-due		Current		Total Financing

Commercial
Corporate	COP	53,081	COP	15,110	COP	7,312	COP	38,836	COP	19,021	COP	133,360	COP	20,220,363	COP	20,353,723
SME		83,056		29,506		31,532		77,417		79,037		300,548		5,115,174		5,415,722
Others		61,758		14,283		35,557		55,112		47,438		214,148		5,156,078		5,370,226
Total Commercial	COP	197,895	COP	58,899	COP	74,401	COP	171,365	COP	145,496	COP	648,056	COP	30,491,615	COP	31,139,671

Consumer
Credit card	COP	101,291	COP	25,134	COP	36,083	COP	14,972	COP	16,445	COP	193,925	COP	3,790,310	COP	3,984,235
Vehicle loans		23,390		5,345		6,889		2,662		61		38,347		1,083,091		1,121,438
Payroll loan		3,805		437		754		141		8		5,145		759,150		764,295
Others		34,493		8,812		11,018		6,405		310		61,038		2,329,129		2,390,167
Total Consumer	COP	162,979	COP	39,728	COP	54,744	COP	24,180	COP	16,824	COP	298,455	COP	7,961,680	COP	8,260,135

Residential Mortgage
VIS(1)	COP	73,673	COP	14,927	COP	15,039	COP	21,310	COP	22,829	COP	147,778	COP	2,112,264	COP	2,260,042
No VIS		58,096		10,481		12,217		19,237		55,461		155,492		4,950,645		5,106,137
Total residential mortgage	COP	131,769	COP	25,408	COP	27,256	COP	40,547	COP	78,290	COP	303,270	COP	7,062,909	COP	7,366,179

Small business loans		8,768		3,135		3,525		5,032		1,733		22,193		236,049		258,242

Financial leases		44,250		13,287		12,476		19,253		34,659		123,925		7,206,138		7,330,063

TOTAL	COP	545,661	COP	140,457	COP	172,402	COP	260,377	COP	277,002	COP	1,395,899	COP	52,958,391	COP	54,354,290

(1) VIS refers in Spanish to “Vivienda de Interés Social”, a Colombian denomination to residential mortgage granted by financial entities in amounts that are less than 135 legal minimum monthly salaries in Colombia (currently COP 69).

Credit quality indicators

The following table illustrates credit risks by class of financial receivable and internally assigned grades:

Credit Quality Indicators
As Of December 31 2011
	“A” Normal		“B” Acceptable		“C” Appreciable		“D” Significant		“E” Unrecoverable		TOTAL

Commercial
Corporate	COP	23,143,287	COP	311,410	COP	278,236	COP	80,891	COP	79,550	COP	23,893,374
SME		6,038,269		324,165		121,407		218,658		108,434		6,810,933
Others		7,019,833		201,114		78,786		186,843		84,491		7,571,067
Total Commercial	COP	36,201,389	COP	836,689	COP	478,429	COP	486,392	COP	272,475	COP	38,275,374

Consumer
Credit card	COP	3,585,743	COP	547,603	COP	168,914	COP	160,249	COP	117,877	COP	4,580,386
Vehicle loans		1,717,075		36,279		23,061		20,687		15,196		1,812,298
Payroll loan		1,121,731		15,064		5,717		8,533		3,661		1,154,706
Others		3,093,340		235,458		53,570		45,429		31,799		3,459,596
Total Consumer	COP	9,517,889	COP	834,404	COP	251,262	COP	234,898	COP	168,533	COP	11,006,986

Residential Mortgage
VIS	COP	2,054,373	COP	85,283	COP	46,811	COP	27,494	COP	40,609	COP	2,254,570
No VIS		5,491,788		86,084		44,591		25,508		94,597		5,742,568
Total Residential Mortgage	COP	7,546,161	COP	171,367	COP	91,402	COP	53,002	COP	135,206	COP	7,997,138

Small business loans		286,033		10,285		6,645		6,094		15,080		324,137

Financial leases		9,172,438		137,135		111,360		85,541		41,381		9,547,855

Total loans and financial leases	COP	62,723,910	COP	1,989,880	COP	939,098	COP	865,927	COP	632,675	COP	67,151,490

Credit Quality Indicators
As of December 31, 2010

	“A” Normal		“B” Acceptable		“C” Appreciable		“D” Significant		“E” Unrecoverable		TOTAL

Commercial
Corporate	COP	19,629,564	COP	398,274	COP	126,269	COP	112,791	COP	86,825	COP	20,353,723
SME		4,609,646		321,864		142,838		234,190		107,184		5,415,722
Others		4,757,075		218,591		71,048		256,974		66,538		5,370,226
Total Commercial	COP	28,996,285	COP	938,729	COP	340,155	COP	603,955	COP	260,547	COP	31,139,671

Consumer
Credit card	COP	3,430,310	COP	213,223	COP	82,618	COP	175,752	COP	82,332	COP	3,984,235
Vehicle loans		1,055,750		21,105		19,898		14,873		9,812		1,121,438
Payroll loan		745,254		9,722		3,104		4,550		1,665		764,295
Others		2,232,277		73,133		27,887		40,852		16,018		2,390,167
Total Consumer	COP	7,463,591	COP	317,183	COP	133,507	COP	236,027	COP	109,827	COP	8,260,135

Residential Mortgage
VIS	COP	2,135,730	COP	45,628	COP	31,860	COP	19,268	COP	27,556	COP	2,260,042
No VIS		4,955,106		52,289		30,803		21,113		46,826		5,106,137
Total Residential Mortgage	COP	7,090,836	COP	97,917	COP	62,663	COP	40,381	COP	74,382	COP	7,366,179

Small business loans		225,169		8,358		5,569		6,087		13,059		258,242

Financial leases		6,851,019		241,562		69,885		141,466		26,131		7,330,063

Total loans and financial leases	COP	50,626,900	COP	1,603,749	COP	611,779	COP	1,027,916	COP	483,946	COP	54,354,290

Internally assigned ratings are the same as those defined by Superintendency of Finance, described in Note 2 (i) “loans and financial leases”

Impaired loans

As of December 31, 2011 and 2010 loans considered impaired are presented in the following table:

Impaired Loans
For the Year Ended December 31, 2011

	Recorded Investment		Unpaid Principal Balance		Related Allowance		Interest Income Recognized

With no related allowance recorded:

Commercial
Corporate	COP	139,261	COP	138,530	COP	-	COP	13,144
SME		162,101		159,477		-		15,833
Others		83,489		82,353		-		11,931
Total Commercial	COP	384,851	COP	380,360	COP	-	COP	40,908

Consumer
Vehicle loans	COP	10	COP	10	COP	-	COP	3
Others		625		583		-		33
Total Consumer	COP	635	COP	593	COP	-	COP	36

Residential Mortgage
VIS	COP	12	COP	12	COP	-	COP	2
No VIS		184		183		-		28
Total residential mortgage	COP	196	COP	195	COP	-	COP	30

Small Business loans		182		179		-		20

Financial leases		82,831		82,434		-		7,529

With an allowance recorded:

Commercial
Corporate	COP	840,882	COP	834,285	COP	386,079	COP	36,523
SME		554,313		546,751		295,879		54,819
Others		554,220		549,254		283,346		48,128
Total Commercial	COP	1,949,415	COP	1,930,290	COP	965,304	COP	139,470

Consumer
Credit card	COP	506,159	COP	489,229	COP	318,911	COP	44,303
Vehicle loans		62,946		60,971		32,106		9,979
Payroll loan		18,053		17,798		5,997		2,132
Others		138,844		135,278		76,523		19,330
Total Consumer	COP	726,002	COP	703,276	COP	433,537	COP	75,744

Residential Mortgage
VIS	COP	108,850	COP	107,764	COP	47,151	COP	10,630
No VIS		172,011		169,643		84,192		11,541
Total residential mortgage	COP	280,861	COP	277,407	COP	131,343	COP	22,171

Small business loans		40,119		39,432		24,427		7,330

Financial leases		377,740		372,214		121,144		40,461

Total	COP	3,842,832	COP	3,786,380	COP	1,675,755	COP	333,699

Impaired Loans
For the Year Ended December 31, 2010

	Recorded Investment		Unpaid Principal Balance		Related Allowance		Interest Income Recognized

With no related allowance recorded:

Commercial
Corporate	COP	38,287	COP	38,125	COP	-	COP	4,664
SME		115,096		113,349		-		19,792
Others		114,973		113,586		-		15,417
Total Commercial	COP	268,356	COP	265,060	COP	-	COP	39,873

Consumer
Vehicle loans	COP	31	COP	31	COP	-	COP	10
Others		1		1		-		4
Total Consumer	COP	32	COP	32	COP	-	COP	14

Residential Mortgage
VIS	COP	64	COP	62	COP	-	COP	39
No VIS		428		422		-		174
Total residential mortgage	COP	492	COP	484	COP	-	COP	213

Small Business loans		30		29		-		4

Financial leases		76,216		76,035		-		215

With an allowance recorded:

Commercial
Corporate	COP	886,535	COP	857,530	COP	351,810	COP	58,486
SME		696,093		687,408		318,067		99,336
Others		638,779		633,249		320,474		85,066
Total Commercial	COP	2,221,407	COP	2,178,187	COP	990,351	COP	242,888

Consumer
Credit card	COP	397,561	COP	392,475	COP	234,376	COP	72,954
Vehicle loans		10,918		10,773		3,740		1,914
Payroll loan		54,541		53,784		24,529		8,022
Others		107,990		106,072		52,284		24,376
Total Consumer	COP	571,010	COP	563,104	COP	314,929	COP	107,266

Residential Mortgage
VIS	COP	121,802	COP	121,048	COP	51,321	COP	11,413
No VIS		179,172		177,032		77,361		14,604
Total residential mortgage	COP	300,974	COP	298,080	COP	128,682	COP	26,017

Small Business loans		39,254		38,742		24,324		10,108

Financial leases		403,002		401,336		116,334		2,546

Total	COP	3,880,773	COP	3,821,089	COP	1,574,620	COP	429,144

Accounting Policies

Loans and Financial Leases

The Bank grants loans to customers in the following segments: residential mortgage, commercial, consumer and small business loans. A substantial portion of the Bank loan portfolio is represented by commercial loans throughout Colombia.

 Loans are recorded at the principal outstanding less allowance for impairment and include loan origination fees and costs and accrued interest receivables. Accrued interest unearned income is recorded as a liability.

Assets Serving as Collateral

As of December 31, 2011 and 2010, the Bank had pledged investment securities amounting to COP 1,984,210 and COP 1,292,211, respectively, as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.

Non-performing loans and accruing loans which are contractually past-due 90 days

As of December 31, 2011 and 2010, Bancolombia did not have any performing loans which were past-due for 90 days or more.

The table below sets forth information about financing receivables on nonaccrual status under U.S. GAAP:

Financing Receivables on Nonaccrual Status Under U.S. GAAP
As of December 31,

	2011		2010
Commercial
Corporate	COP	44,882	COP	80,279
SME		210,579		217,492
Others		111,056		152,390
Total Commercial	COP	366,517	COP	450,161

Consumer
Credit card	COP	107,180	COP	92,634
Vehicle loans		18,485		14,957
Payroll loan		1,465		1,340
Others		47,018		26,545
Total Consumer	COP	174,148	COP	135,476

Residential Mortgage
VIS	COP	64,046	COP	74,105
No VIS		106,252		97,396
Total residential mortgage	COP	170,298	COP	171,501

Small business loans		15,803		13,425

Financial leases		93,324		79,675

TOTAL	COP	820,090	COP	850,238

Accounting Policies for Off-Balance-Sheet Credit Exposures

The off-balance-sheet credit exposures are evaluated and an allowance recorded using the same methodologies applied to loans and allowance for loans losses in the balance sheet credit exposures.

Purchases of financing receivables

In 2011, the Bank purchased assets from Titularizadora Colombiana for COP 152,613 and from Bancolombia Panama S.A. for COP 268.

The decisions taken during 2011, regarding purchasing a loan portfolio are based on the acquisition of performing loans and financial leases classified.

Sales of financing receivables

In 2011, the Bank sold residential mortgage loans to Titularizadora Colombiana for COP 453,506. The Bank recognized a gain on sale for COP 13,056.

Policies for the granting and review of credit

The Bank’s credit standards and policies aim to achieve a high level of credit quality in the Bank’s loan portfolio, efficiency in the processing of loans and the specific assignment of responsibilities for credit risk.

To maintain credit quality and manage the risk arising from its lending activities, the Bank has established general loan policies for the evaluation of credit, the determination of lending limits to customers and the level of management authority required to approve a loan. In addition, the Bank has established a centralized area for credit analysis, disbursements processing and management and custody of promissory notes and guarantees.

Bancolombia’s policies require every credit to be analyzed using the following factors: the credit history of the borrower, the type of business the borrower engages in, the borrower’s ability to repay the loan, the coverage and suitability of the proposed collateral for the loan and information received from the two credit risk bureaus currently operating in Colombia.

In addition to the analysis of the borrower, the Bank assesses the different economic sectors to which the Bank makes loans and has established guidelines for financial analysis of the borrower and participation in investment projects in and outside Colombia.

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

The Bank has established policies for the valuation of collateral received and for the determination of the maximum loan amount that can be granted against the value of collateral. Periodically, the Bank undertakes a valuation of collateral held as security for loans. In addition, for retail and mortgage loans, when a loan becomes between 5 and 60 days past-due, an external collection company assists in obtaining payments. For commercial lending, collection procedures are performed internally. When a loan becomes 60 days past-due, the loan will be given to an independent and specialized division where recovery steps will be taken.

With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the Superintendency of Finance, has implemented regional committees and a central qualification process to undertake a biannual evaluation of the loan portfolio, during the months of May and November. When monitoring outstanding loans, the Bank examines current financial statements including cash flow and financial indicators, industry analysis and historical payment behavior.

Additionally, all of the Bank’s loans are evaluated monthly based on the days they are past-due, (starting at 30 days past-due). When reviewing loans, Bancolombia evaluates and updates their risk classification and makes corresponding adjustments in the provisions, if needed.

In addition, the Bank carries out a credit audit process that reviews clients with financial weaknesses, early past-due loans, clients in sectors that are underperforming, and branches with high records of write-offs, among others.

f)	Loan origination fees and costs

Under Colombian GAAP, the Bank recognizes commissions (origination fees) on loans, lines of credit and letters of credit when collected and records related direct costs when incurred. For U.S. GAAP, under ASU 310 - 20, “Receivables Nonrefundable Fees and Other Costs”, loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the related loans as an adjustment of yield.

g)	Interest recognition – non-accrual loans

Under Colombian GAAP, the Bank established that commercial, consumer and small business loans that are past-due more than 30 days and mortgages that are past-due more than 60 days will stop accruing interest in the statement of operations and their entries will be made in memorandum accounts until effective payment is collected.

Under U.S. GAAP purposes for all of our classes of financing receivables, including impaired loans, the accrual of interest income is discontinued once a loan becomes more than 90 days past-due. While the loan is on non-accrual status, interest is generally recognized as income on a cash basis, unless collection of principal is doubtful, in which case, cash collections are applied against the unpaid principal balance.  A loan in non-accrual status is returned to accrual when all the past-due balance has been collected.

h)	Deferred charges

For Colombian GAAP purposes, the Bank has deferred certain pre-operating expenses, and other charges, which are expensed as incurred under U.S. GAAP.

Under Colombian GAAP, the cost of issuance of bonds is recorded by the Bank as a deferred charge and amortized on a monthly basis over a term of three years. Under U.S. GAAP (ASC 340), the cost of issuance of bonds must be amortized over the life of the bonds.

Under Colombian GAAP, the payroll-related costs for employees who are directly associated with a software project are recorded by the Bank as an expense. Under U.S. GAAP the payroll-related costs are capitalized during the application development stage in accordance with ASC 350-40-25 and amortized on a straight line since the beginning of the production stage.

Under Colombian GAAP, the Bank accounts for improvements on leased property in the statement of operation as expenses. Under U.S. GAAP, leasehold improvements are recorded as a deferred charge and amortized on a monthly basis over the term of the lease.

Under Colombian GAAP, the interest costs that directly related to software development incurred during the Innova Project aren´t recorded in the Bank‘s statement of operations. Under U.S. GAAP, in accordance with ASC 835-20, the Bank has capitalized interest costs that directly related to software development. The capitalized interest is amortized over a period of 36 months, from the date when the software begins to be used in the Bank´s operations.

The following table shows the adjustments for each item:

	Net Income
	December 31, 2011		December 31, 2010		December 31,2009
Items

Leasehold improvements	COP	9,793	COP	175	COP	7,407
Interest Cost		9,338		4,494		6,175
Payroll for employee´s directly associated with Innova project		12,656		23,201		14,596
Discounts on issuance of long- term debt		2,442		1,634		(690)
Other		(10,257)		5,507		27,308

Total	COP	23,972	COP	35,011	COP	54,796

	Stockholders’ equity
	December 31, 2011		December 31, 2010
Items

Leasehold improvements	COP	19,805	COP	10,012
Interest Cost		20,007		10,669
Payroll for employee´s directly associated with Innova project		50,453		37,797
Discounts on issuance of long- term debt		9,237		6,795
Other		(12,413)		(2,156)
Total	COP	87,089	COP	63,117

i)	Investment securities and derivatives

The table below provides details regarding the differences in investment securities and derivatives between Colombian GAAP and U.S. GAAP:

Consolidated net income	2011		2010		2009

Fair value adjustment on trading	COP	(14,450)	COP	(2,498)	COP	(12,450)
Reserve of (Recovery of allowance) Allowance for losses under Colombian GAAP		(5,122)		34,110		-
Foreign exchange gains or losses on available for sale debt securities recognized in the statement of operations		(5,578)		5,491		8,364
Fair value adjustment on derivative instruments		(24,037)		(25,886)		159,284
Consolidation of VIEs		(79,516)		(54,655)		(132,760)
Total	COP	(128,703)	COP	(43,438)	COP	22,438

Consolidated stockholders' equity	2011		2010

Fair value adjustment on trading	COP	(13,743)	COP	(2,401)
Fair value adjustment on avalaible for sale securities		(8,651)		29,008
Impairment losses reversed		28,988		34,110
Change in classification of held to maturity to available for sale securities		(46,798)		(44,620)
Fair value adjustment on derivative instruments		(54,477)		(30,440)
Consolidation of VIEs		(389,592)		(299,062)
Total	COP	(484,273)	COP	(313,405)

Fair value adjustment on trading and available for sale investment securities

Under Colombian GAAP, some debt securities classified as either trading or available for sale are not recognized at fair value, but are recognized at amortized cost using a discounted cash flow methodology. Under U.S. GAAP such debt securities are also classified as either trading or available for sale and are measured at fair value in accordance with ASC 320-10-35. The fair value under U.S. GAAP is determined based on the guidance included in ASC 820.

Therefore, the Bank calculates the difference between the carrying amount of such securities under Colombian GAAP and the fair value under U.S. GAAP and recognizes the accumulated difference as part of the Reconciliation of Stockholders’ Equity and the difference from the period as part of the Reconciliation of Consolidated Net Income, for trading securities, or in Other Accumulated Comprehensive Income, for available for sale securities.

Classification of securities as held to maturity

Certain securities issued or secured by the Colombian government are classified as held to maturity under Colombian GAAP. Under U.S. GAAP, as the Bank does not have a definitive intent to hold those securities to maturity due to certain waivers permitted under Colombian rules, they are reclassified as available for sale securities.

Foreign Exchange Gains and Losses on Securities Available For Sale

Under Colombian GAAP, changes in the fair value as a result of changes in foreign currency exchange rates on available for sale debt securities are reflected in the consolidated statements of operations. Under U.S. GAAP, those changes are reflected in other comprehensive income (OCI).

Impairment of investments

For both Colombian and U.S. GAAP purposes, the Bank conducts regular reviews to assess whether the recognition of an impairment loss is required.

Under Colombian GAAP, the Bank reviews the ratings issued by rating agencies, and if any security in its portfolio has been classified below B, the Bank applies “the maximum registered amount” methodology established by the Superintendency of Finance, as follows:

Maximum registered
Rating	amount – percentage rate

BB+, BB, BB-	Ninety (90)
B+, B, B-	Seventy (70)
CCC	Fifty (50)
DD, EE	Zero (0)

  If  the  carrying amount is higher than the maximum registered amount (calculated as the product of the security’s face value net of amortization multiplied by the corresponding percentage rate), an impairment loss equivalent to such difference is recognized immediately in the Statement of Operations.  As an example, for a Eurobond issued by the government of El Salvador with a face value of US$ 100,000 and a credit rating of BB as of December 31, 2011 and a carrying amount (fair value) of US$ 140,000, an impairment loss of US$ 50,000 would have been recognized under Colombian GAAP [140,000 – (100,000 x 90%)]. Under U.S. GAAP, we would not recognize any impairment as the fair value is higher than the amortized cost. Consequently, as of December 31, 2011 and 2010, the Bank has reversed allowances amounting to COP 9,896 and COP 32,459 respectively.

As a consequence of this procedure, under Colombian GAAP, the Bank has recognized a valuation allowance in its net income for debt securities amounting to COP 16,854 and COP 44,399, as of December 31, 2011 and 2010, respectively. Changes in valuation allowances for debt securities are recorded in the consolidated statement of operations as ocurred.

During 2011, under Colombian GAAP, the Bank has reversed COP 10,497 of valuation allowances. For U.S. GAAP purposes, valuation allowances are not allowed to be reversed.

For U.S. GAAP purposes, the Bank considers a number of factors in performing an impairment analysis of securities. Those factors include:

a. the length of time and the extent to which the market value of the security has been less than cost;

b. the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential); or

c. the intent of the Bank to sell an impaired debt security and the likelihood that it will be required to sell the debt security before the recovery of its amortized cost.

The Bank also takes into account changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values

Under U.S. GAAP, a security is impaired if the fair value is below its cost and the impairment will be recognized in the Statement of Operations if it is considered to be an Other Than Temporary Impairment (“OTTI”).

For debt securities, when the Bank intends to sell an impaired debt security or it is more likely than not it will be required to sell prior to recovery of its amortized cost basis, an OTTI is deemed to have occurred. In these instances, the OTTI loss is recognized in earnings equal to the entire difference between the debt security’s amortized cost basis and its fair value at the balance sheet date.

Otherwise, when the Bank does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell prior to recovery of its amortized cost basis, the Bank determines whether it will recover its amortized cost basis. If it concludes it will not, a credit loss exists and the resulting OTTI is separated into the amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income (OCI). The total OTTI (difference between the fair value and the amortized cost of the debt security) is presented in the Statement of Operations with an offset in a separate line item for any amount of the total OTTI that is recognized in OCI.

The substantial majority of the investments in an unrealized loss position for 12 months or more are mandatory securities issued or secured by the Colombian Government, denominated in pesos and Unidad de Valor Real (the “Real Value Unit” or “UVR”). These securities were issued with a fixed interest rate and average maturity of less than eight years. The Bank has determined that unrealized losses on investments at December 31, 2011 are temporary in nature because it does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost and expects to recover the entire amortized cost basis of the securities. The Bank has the ability and intent to hold these securities for a period of time sufficient to recover all gross unrealized losses. Accordingly, the Bank has not recognized any other-than temporary impairment for these securities.

As of December 31, 2011 and 2010, 584 and 625 investment securities presented gross unrealized losses, respectively.

Due to the impairment assessment performed under U.S. GAAP, the Bank has recognized impairment for debt securities amounted to COP 6,357 and COP 10,358, for the years ending at December 31, 2011 and 2010, respectively.

Fair value adjustment on derivatives instruments

Fair value measurement of derivative instruments under Colombian GAAP is similar to U.S. GAAP, specifically ASC 820, except under Colombian GAAP performance risk is not considered in the determination of the fair value. Likewise, the day one fair value of a swap instrument under Colombian GAAP is deferred and amortized on a straight line basis over the life of the instrument. Under U.S. GAAP, all the changes in the fair value of trading derivatives are recognized in the Statement of Operations. According to ASC 820 requirements, counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is a derivative asset and the Bank’s credit risk is incorporated when the position is a derivative liability.

Consolidation of VIEs

In 2008, the Bank and Suramericana Group, created Fondo de Capital Privado Colombia Inmobiliaria (the “Fund”), with the purpose of investing in real estate property. As a result, during the years 2008 and 2009 Suramericana Group transferred real estate property amounting COP 36,840, to the Fund.

Under Colombian GAAP, the interest in participations of funds are classified as trading or available for sale equity securities.   Interest in the funds in the amount of COP 242,138 and  COP 202,991 were classified as trading in December 31, 2011 and 2010, respectively. Furthermore, under Colombian GAAP there is no specific guidance for consolidation of variable interest entities and therefore, the consolidation analysis is based solely on the voting rights concept, under which the condition for a controlling financial interest, is ownership of over 50% of the outstanding voting shares.

During 2009, the Bank ceased consolidating the Fund under Colombian GAAP due to the entrance of other investors that decreased the Bank´s share in the Fund below 50%.

Under U.S. GAAP as of December 31, 2011 and 2010, the Bank has identified the Fund as a variable interest entity because the only holder of equity investment at risk, lacks the direct or indirect ability through voting rights or similar rights to make decisions about the Fund's activities that have a significant effect on the success of the Fund. The Bank is identified as the primary beneficiary because it has the power to direct the activities of the Fund that most significantly impact the Fund’s economic performance and receive benefits or absorb losses that could potentially be significant to the VIE. For this reason, assets of the Fund, as well as its liabilities and results of operations were included in the consolidated financial statements of the Bank as of December 31, 2011 and 2010. The Bank recognizes a non-controlling interest in the amount of COP 136,920 and COP 139,076 at December 31, 2011 and 2010, respectively.

The table below presents a summary of the assets and liabilities of the Fund under U.S. GAAP consolidated by the Bank as of December 31, 2011 and 2010:

	2011		2010			2011		2010
Assets					Liabilities
Premises and equipments, net	COP	301,940	COP	284,901	Other liabilities	COP	72,740	COP	36,197
					Non-controlling interest		136,920		139,076
Other assets		100,375		25,689	Stockholders’ equity		192,655		135,317
	COP	402,315	COP	310,590		COP	402,315	COP	310,590

Additional disclosures for investment securities under U.S. GAAP

The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as available for sale under U.S. GAAP are shown below:

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale - Debt securities
December 31, 2011
Securities issued or secured by Colombian government	COP	559,830	COP	7,217	COP	(21,527)	COP	574,140
Securities issued or secured by government entities		1,142,207		11		(17,489)		1,159,685
Securities issued or secured by other financial entities		852,651		4,221		(24,321)		872,751
Securities issued or secured by foreign governments		489,062		1,596		(2,926)		490,392
Securities issued or secured by the El Salvador Central Bank		685,722		210		(273)		685,785
Other investments		228,714		10,340		(1,977)		220,351
Total	COP	3,958,186	COP	23,595	COP	(68,513)	COP	4,003,104

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale - Debt securities
December 31, 2010
Securities issued or secured by Colombian government	COP	610,500	COP	7,400	COP	(37,230)	COP	640,330
Securities issued or secured by government entities		965,262		14		(11,839)		977,087
Securities issued or secured by other financial entities		918,896		2,913		(11,296)		927,279
Securities issued or secured by foreign governments		557,491		3,390		(7,348)		561,449
Securities issued or secured by the El Salvador Central Bank		751,246		126		(481)		751,601
Other investments		200,895		9,054		(3,350)		195,191
Total	COP	4,004,290	COP	22,897	COP	(71,544)	COP	4,052,937

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
December 31, 2011
Inmobiliaria Cadenalco	COP	5,150	COP	2,659	COP	-	COP	2,491
Bolsa de Valores de Colombia		14,558		898		-		13,660
Grupo Odinsa		186,949		-		(3,567)		190,516
Enka de Colombia		6,244		-		(3,280)		9,524
Total	COP	212,901	COP	3,557	COP	(6,847)	COP	216,191

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
December 31, 2010
Inmobiliaria Cadenalco	COP	5,107	COP	2,616	COP	-	COP	2,491
Bolsa de Valores de Colombia (1)		73,197		38,511		-		34,686
Total	COP	78,304	COP	41,127	COP	-	COP	37,177

(1) As a result of reclassification of a part of these equity securties from available for sale to trading, an unrealized gain of COP 26,631 was recognized during 2011.

The scheduled maturities of available for sale debt securities under U.S. GAAP at December 31, 2011 were as follows:

	Avalaible for sale
	Amortized		Fair
	cost		value

Due in one year or less	COP	2,303,609	COP	2,284,365
Due from one year to five years		831,393		827,292
Due from five years to ten years		667,032		654,105
Due more than ten years		201,070		192,424
Total	COP	4,003,104	COP	3,958,186

Unrealized Losses Disclosure

Investments that have been in a continuous unrealized loss position for less than 12 months are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
December 31, 2011
Securities issued or secured by government entities	COP	1,142,020	COP	(17,489)	COP	1,159,509
Securities issued or secured by other financial entities		156,044		(9,881)		165,925
Securities issued or secured by foreign governments		206,800		(1,212)		208,012
Securities issued or secured by the El Salvador Central Bank		551,225		(273)		551,498
Other investments		53,745		(1,249)		54,994
Total	COP	2,109,834	COP	(30,104)	COP	2,139,938

Investments that have been in a continuous unrealized loss position for 12 months or longer are:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
December 31, 2011
Securities issued or secured by Colombian government	COP	416,809	COP	(21,527)	COP	438,336
Securities issued or secured by other financial entities		550,899		(14,440)		565,339
Securities issued or secured by foreign goverment		45,371		(1,714)		47,085
Other investments		23,470		(728)		24,198
Total	COP	1,036,549	COP	(38,409)	COP	1,074,958

Additional disclosures for derivatives instruments under U.S. GAAP

The tables below present the financial position of the derivatives contracts as of December 31, 2011 and 2010 and their gain and loss recognised in the Statement of Operations as well as the notional amounts of derivatives contracts:

	Asset						Liability
	2011			2010			2011			2010
Derivatives not designated as	Balance sheet			Balance sheet			Balance sheet			Balance sheet
hedging instruments	location	Fair Value		location	Fair Value		location	Fair Value		location	Fair Value
Interest rate contracts	Other assets	COP	133.929	Other assets	COP	26,380	Other liability	COP	(49,928)	Other liability	COP	(23,638)
Foreign exchange contracts	Other assets		517,330	Other assets		440,807	Other liability		(428,509)	Other liability		(332,731)
TOTAL (COP)		COP	651,259		COP	467,187		COP	(478,437)		COP	(356,369)

	2011		2010
Collateral	COP	133,400	COP	279,650

	2011		2010
Derivatives not designated as	Amount of gain or (loss) recognized in income on
hedging instruments	derivative

Interest rate contracts	COP	71,739	COP	(33,193)
Foreign exchange contracts		(38,496)		7,586
Other contracts		129		-
	COP	33,372	COP	(25,607)

	2011		2010
Derivatives not designated as	Notional amounts as of
hedging instruments	December 31,

Interest rate contracts	COP	5,490,374	COP	2,841,063
Foreign exchange contracts		18,278,583		18,439,133
	COP	23,768,957	COP	21,280,196

j)	Dividends received from Investments in unaffiliated companies.

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

During the year ended December 31, 2011, the Bank has not received stock dividends, and consequently the Bank’s results of operations under U.S. GAAP have not been affected by this reconciliation adjustment. The stockholder’s equity adjustment under U.S. GAAP was COP (18,009) as of December 31, 2011 and 2010.

k)	Investments in affiliates.

Under Colombian GAAP, investments in affiliates where the investor has the ability to exercise significant influence are recorded at cost and classified as available for sale.

The difference between the cost and equity participation is recorded as reappraisal of assets in assets and stockholders’ equity. This reappraisal is reversed for U.S. GAAP purposes.

Under U.S. GAAP, investments where the investor has the ability to exercise significant influence are recorded using the equity method. The following table sets forth the adjustment recognized under U.S. GAAP due to the application of the equity method for the year ended December 31:

Consolidated Stockholder´s Equity
	Effective
Equity Securities	interest	2011(1)		2010(1)

Planeco S.C.	50.00%	COP	94	COP	848
Todo 1 Service Inc	47.72%		-		4,930
Reintegra S.A.S.	46.00%		1,637		753
Inversiones Inmobiliarias Arauco Alameda S.A.S.	45.00%		(1,693)		(2,440)
Materiales Industriales S.A.	33.77%		2,798		3,249
Erecos S.A.	33.76%		2,692		4,897
Concesiones Urbanas S.A.	33.33%		3,882		4,232
Servicios Financieros S.A. de C.V.	30.36%		(384)		(355)
Concesiones CCFC S.A.	25.50%		5,007		3,299
Protección S.A.	24.64%		92,373		80,676
Servicio Salvadoreño de Protección, S.A. de C.V.	24.40%		481		310
ACH El Salvador	24.40%		(236)		-
Titularizadora Colombiana S.A.	21.25%		12,217		12,654
Multiactivos S.A.	21.25%		1,698		-
Redeban Multicolor S.A.	20.36%		7,294		8,200
ACH Colombia S.A.	19.94%		2,469		3,072
		COP	130,329	COP	124,325

(1)	The adjustment includes other comprehensive income for an amount of COP 103 and COP (1,541) for 2011 and 2010 respectively.

Consolidated net income

Equity Securities	2011		2010		2009

Planeco S.C.	COP	(767)	COP	(605)	COP	(646)
Todo 1 Service Inc		(4,930)		(1,102)		(805)
Reintegra S.A.S.		884		753		-
Inversiones Inmobiliarias Arauco Alameda S.A.S.		747		(2,440)		-
Materiales Industriales S.A.		(451)		13		678
Erecos S.A.		(2,205)		(941)		(3,024)
Concesiones Urbanas S.A.		(350)		(1,237)		2,811
Servicios Financieros S.A. de C.V.		(52)		(179)		(213)
Concesiones CCFC S.A.		1,708		(2,214)		4,867
Protección S.A.		11,698		17,659		24,020
Servicio Salvadoreño de Protección, S.A. de C.V.		104		(473)		1,212
ACH El Salvador		(237)		-		-
Titularizadora Colombiana S.A.		(437)		985		3,209
Multiactivos S.A.		1,698		-		-
Redeban Multicolor S.A.		(906)		992		830
ACH Colombia S.A.		(603)		322		823
Metrotel Redes S.A. (1)		-		(5,829)		2,089
	COP	5,901	COP	5,704	COP	35,851

(1)	In 2010, Banca de Inversión, the Bank's investment banking unit had a divestiture in its Metrotel Redes investment. As of December 31, 2009 the effective interest was 28.42%.

l)	Lessor accounting

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

The adjustment under U.S. GAAP is related to certain leases signed by the Bank’s subsidiaries Renting Colombia and Leasing Bancolombia that are classified as operating leases under Colombian GAAP, and met the criteria to be classified as direct financial leases under U.S. GAAP.

The following lists the components of the net investment in direct financial leases under U.S. GAAP as of December 31, 2011 and 2010:

	2011		2010

Total minimum lease payments to be received	COP	9,943,090	COP	7,879,320
Less: Allowance for uncollectibles		(318,971)		(231,368)
Net minimum lease payments receivable		9,624,119		7,647,952
Estimated residual values of leased property		675,737		713,829
Less: Unearned income		(2,698,471)		(2,168,121)
Net investment in direct financial leases	COP	7,601,385	COP	6,193,660

The following schedule shows the future minimum lease payments to be received under U.S. GAAP on direct financial leases and operating leases for each of the next five years and thereafter.

Year Ended December 31,	Financial leases		Operating Leases
2012	COP	473,996	COP	109,004
2013		886,642		80,039
2014		1,475,053		66,725
2015		964,630		33,483
2016		1,364,739		25,312
2017 and later		4,778,030		76,943
Total minimum future lease payments to be received	COP	9,943,090	COP	391,506

m)	Business combinations

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

The Banagrícola S.A. acquisition was accounted for using the purchase method under Colombian GAAP, in accordance with the methodology suggested by the Superintendency of Finance.

In regard to a business combination, the purchase method of accounting under U.S. GAAP requires that (i) the purchase price be allocated to the identifiable acquired assets and liabilities on the basis of fair market value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs include the income of the acquired company after the date of acquisition (iii) The acquirer accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, with one exception. The costs to issue debt or equity securities shall be recognized in accordance with other applicable GAAP.

m.ii) Goodwill

Under Colombian GAAP, goodwill derived from business combinations effective before October 2006, is amortized over a maximum period of ten years. For business combinations that occurred after October 2006, the resulting goodwill is amortized ower a term of twenty (20) years, unless the entity voluntarily selects a shorter period of amortization using an exponential method. Under this method the charge for amortization is increased exponentially every year. However, the Bank, since January, 2008, has used the straight-line method to amortize goodwill, since the Bank considers this method provides a better association between the revenues and expenses corresponding to this investment.

Under Colombian GAAP, in the case of goodwill acquired by the Bank and its subsidiaries before the date when the new regulation came into full force in year 2007, the amortization term was maintained from three to ten years for goodwill recorded in the subsidiaries Banagrícola S.A. and Inversiones Financieras Banagrícola S.A., as permitted by the Superintendency of Finance at the acquisition date.

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

Under U.S. GAAP, the Bank annually has performed the required impairment test of each reporting segment’s goodwill. For December 31, 2011 and 2010, no impairment was recognized against goodwill. During 2009, the Bank concluded that there was an impairment of Factoring Bancolombia’s goodwill and recorded an impairtment charge for the excess over the fair value amounting COP 7,787.

The changes in Goodwill by segment during 2011 and 2010 were as follows:

	Banking		Banking El													All other		Pension and
	Colombia		Salvador		Leasing			Trust		Investments		Brokerage		Off Shore		segments		Insurance		Total
Goodwill U.S. GAAP
Balance as of December 31, 2009	COP	435,827	COP	606,548	COP	54,238		COP	2,493	COP	132,273	COP	43,722	COP	31,534	COP	1,330	COP	54,354	COP	1,362,319
Accumulated impairment losses		(7,787)		-		-			-		-		-		-		-		-		(7,787)
Balance as of January 1, 2010		428,040		606,548		54,238			2,493		132,273		43,722		31,534		1,330		54,354		1,354,532
Additions		-		300		-			-		-		-		-		-		-		300
Goodwill derecognized related to a disposal group classified as held for sale		-		-		-			-		-		-		-		-		(50,890)		(50,890)
Foreign currency adjustment		-		(38,647)		-			-		-		-		-		-		(3,464)		(42,111)
Balance as of December 31, 2010		428,040		568,201		54,238			2,493		132,273		43,722		31,534		1,330		-		1,261,831
Goodwill under Colombian GAAP		(5)		700,702		5,267			-		78		-		-		-		44,959		751,001
Goodwill derecognized related to a disposal group classified as held for sale		-		-		-			-		-		-		-		-		50,890		50,890
Difference to be recognized under U.S. GAAP		428,045		(132,501)		48,971			2,493		132,195		43,722		31,534		1,330		5,931		561,720
Recognized in the Stockholders’ equity as:
Revaluation of assets		-		-		-			-		166,108		-		-		-		-		166,108
Goodwill	COP	428,045	COP	(132,501)	COP	48,971		COP	2,493	COP	(33,913)	COP	43,722	COP	31,534	COP	1,330	COP	5,931	COP	395,612
Goodwill U.S. GAAP
Balance as of December 31, 2010		435,827		568,065		54,238			2,493		132,273		43,722		31,534		1,330		-		1,269,482
Accumulated impairment losses		(7,787)		-		-			-		-		-		-		-		-		(7,787)
Balance as of January 1, 2011		428,040		568,065		54,238			2,493		132,273		43,722		31,534		1,330		-		1,261,695
Additions		-		52		-			-		-		-		-		-		-		52
Foreign currency adjustment		-		8,672		-			-		-		-		-		-		-		8,672
Balance as of December 31, 2011		428,040		576,789		54,238			2,493		132,273		43,722		31,534		1,330		-		1,270,419
Goodwill under Colombian GAAP		-		657,693		3,924	(1)		-		-		-		-		-		18,244		679,861
Goodwill derecognized related to a disposal group classified as held for sale		-		-		-			-		-		-		-		-		25,082		25,082
Difference to be recognized under U.S. GAAP		428,040		(80,904)		50,314			2,493		132,273		43,722		31,534		1,330		6,838		615,640
Recognized in the Stockholders’ equity as:
Revaluation of assets		-		-		-			-		166,138		-		-		-		-		166,138
Goodwill	COP	428,040	COP	(80,904)	COP	50,314		COP	2,493	COP	(33,865)	COP	43,722	COP	31,534	COP	1,330	COP	6,838	COP	449,502

(1)   In March 2010, Leasing Bancolombia acquired 3,185,007 outstanding shares from Mitsubishi International Corporation and Mitsubishi Corporation, formerlyRenting Bancolombia non-controlling interest. The aggregate purchase price was COP 6,038 and at December 31, 2011, Bancolombia held an interest of 100% of Renting Bancolombia’s total stockholders‘equity.

Under Colombian GAAP, the aggregate purchase was accounted for as goodwill by Leasing Bancolombia. According to ASC 805-10 (SFAS 141 –R-), a subsequently adjustment by changes in the non-controlling interests’ share must be accounted for in equity.

m.iii) Intangible Assets

Under Colombian GAAP, the purchase method of accounting allocates to goodwill all of the excess value paid derived from business combinations. Under U.S. GAAP fair values are assigned to acquired intangible assets, such as registered brands, deposits, customers relationship and others.

The activity of the Bank‘s intangible assets during the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011		2010		2009

Intangible Assets
Balance at beginning of year	COP	223,183	COP	369,234	COP	468,546
Amortization		(57,306)		(58,559)		(67,451)
Intangibles reclassified to assets held for sale (see Note 31, q - Discontinued operations)		-		(69,944)		-
Foreign currency translation adjustment(1) (2)		2,154		(17,548)		(31,861)
Balance at end of year	COP	168,031	COP	223,183	COP	369,234

(1)	As of December 31, 2011, the foreign currency translation adjustment for the amortization expense amounts COP 3,624.
(2)	As of December 31, 2011, the foreign currency translation adjustment for the carrying amount is COP 5,778.

	2011		2010
Difference recognized in stockholders equity under U.S. GAAP:
Intangibles under U.S. GAAP	COP	168,031	COP	223,183
Intangibles derecognized related to a disposal group classified as held for sale		31,714		69,943
Total Adjusment	COP	199,745	COP	293,126

	2011		2010		2009
Difference recognized in net income under U.S. GAAP:
Amortization of Intangibles under U.S. GAAP	COP	(57,306)	COP	(58,559)	COP	(67,451)
Gain on sale AFP Crecer		(39,278)		-		-
Total Adjusment	COP	(96,584)	COP	(58,559)	COP	(67,451)

Intangible assets were as follows:

	December 31, 2011						December 31, 2010
	Gross carrying		Accumulated				Gross carrying		Accumulated
	amount		amortization		Impairment		amount		amortization		Impairment

Amortizable intangible assets	COP	431,333	COP	263,302	COP	-	COP	427,393	COP	204,210	COP	-
Amortizable intangible related to a disposal group classified as held for sale		73,733		42,019		-		122,498		52,555		-
Total	COP	505,066	COP	305,321	COP	-	COP	549,891	COP	256,765	COP	-

The following table shows the intangible assets gross carrying amount, detailed with their respective useful lives:

	December 31, 2011	Weight useful life (months)
Brand	39,789	60
Service asset	6,206	169
Asset management	30,004	125
Benefits associated to Loans	77,354	201
Core Deposits	120,089	151
Customer relationship Conavi and Corfinsura	22,400	105
Customer relationship Factoring Bancolombia	7,267	48
Customer relationship Conglomerado Banagrícola	124,128	159
Others	4,096	105
Total	431,333

The estimated aggregate amortization expense for the next five fiscal years is as follows:

Fiscal year ending
December 31,	Aggregate amortization expense
2012	COP	29,456
2013		24,809
2014		22,815
2015		19,123
2016		12,677
Total	COP	108,880

m.iv) Fair value of assets and liabilities acquired

Under Colombian GAAP, the purchase method of accounting allocates to goodwill all of the excesses value paid derived from business combinations. For U.S. GAAP purposes, the primary financial statements allocate the fair value adjustments to each of the respective assets and liabilities. Currently, the Bank recognizes adjustments to the Stockholders’ Equity related to business combination due to fair value acquisition date differences in fixed and foreclosed assets, time deposits, long-term debt, loans and securitization of non-performing loans. Likewise, the amortizations of the premiums or discounts on acquisition are recognized in the consolidated statement of operations.

n)	Securitization

The following tables identify and quantify each adjustment to both the net income and stockholders’ equity:

	December 31,
	2011		2010

Stockholders’ equity
Securitized non-performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP	COP	12,721	COP	15,907

Securitized performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP		100,635		53,566
Total	COP	113,356	COP	69,473

	December 31,
	2011		2010		2009

Consolidated net income
Securitized non-performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP	COP	(3,186)	COP	(4,916)	COP	58

Securitized performing loans accounted for as sales under Colombian GAAP and consolidated under U.S. GAAP		36,794		38,929		23,624
Total	COP	33,608	COP	34,013	COP	23,682

Transfers of financial assets

The Bank securitizes performing and non-performing mortgage loans using different securitization vehicles.

The Bank transfers performing and non-performing mortgages to Special Purpose Entities (SPE) which are not related parties. The SPEs issue notes (debt securities) and use the proceeds to buy the residential mortgage portfolio from Bancolombia and other Colombian banks. In a securitization, various classes of debt securities may be issued and are generally collateralized by the transferor.

The securitized loans may be serviced by the Bank or by third parties. The Bank may also retain an interest in the form of the securities acquired and fees on the securitized receivable.

Under Colombian GAAP, the securitization of performing and non-performing residential mortgage loans is recorded as sales of financial assets and therefore, securitized loans have been removed from the Bank’s balance sheet. Additionally, the Bank recognizes in the income statement at the moment of the operation the difference between the book value of the securitized portfolio and the value received.

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

Under U.S. GAAP, since January 1, 2010, when an entity transfers financial assets, it must assess first whether the transferee should be consolidated. The party that has the power to direct the activities of a VIE, that most significantly impacts the VIE’s economic performance and had the obligation to absorb losses of the VIE (that could potentially be significant to the VIE) or the right to receive benefits from the VIE (that could potentially be significant to the VIE), is considered the primary beneficiary and therefore should consolidate the VIE.

The maximum exposure to loss in those VIEs includes the amount invested in, and advanced to, each VIE as of the reporting date plus any legal or contractual obligations to provide financing in the future. The Bank has neither legal or contractual obligations to provide financing in the future to the VIEs where it holds a variable interest but is not the primary beneficiary, therefore its maximum exposure to loss equals the carrying amounts of the variable interests recognized in the balance sheets as of December 31, 2011 and December 31, 2010.

For transfers of financial assets, the Bank first assesses the consolidation principle and for those financial assets where the Bank is not the primary beneficiary, the sale accounting under U.S. GAAP is further assessed. If considered a sale, the transferred assets are removed from the Bank’s consolidated balance sheet with a recognized gain or loss. If not a sale, the transfer is considered a secured borrowing, resulting in the recognition of a liability in the consolidated balance sheet.

The table below presents a summary of the assets and liabilities of VIEs which have been consolidated on the Bank’s balance sheet at December 31, 2011 and 2010:

	2011		2010(1)
Assets	COP	3,023,430	COP	3,959,586
Liabilities		1,637,072		2,244,715
Allowance for loans losses(2)	COP	156,013	COP	176,785

(1)	For the year 2011, the Bank has complemented the disclosure above adding the assets, liabilities and allowances for loan losses from non-performing securitizations, which were not included in previous periods. The amounts disclosed in year 2010, related to assets and liabilities of performing securitizations have been revised for comparability purposes.

(2)	The loans which have been consolidated on the Bank’s balance sheet at December 31, 2011 and 2010, decreased to COP 3,101,374 from COP 3,994,986. As a consequence of this reduction lower provisions were required.
The adjustment related to the allowances for those loans of COP 156,013 and COP 176,785 for the years 2011 and 2010, respectively, is recognized in the reconciliation note 31, "e) Allowance for loan losses and financial leases"

The allowance for loan losses represents management’s estimate of probable losses inherent in the portfolio. The allowance for loan losses is calculated based on criteria described in e) “Allowance for loan losses, financial leases, foreclosed assets and other receivables”.

The Bank did not provide any additional financial support to these VIEs or others during 2011. Further, the Bank does not have any contractual commitments or obligations to provide additional financial support to these VIEs or others. The investors in debt securities issued by the securitization entities have no recourse to other assets of the Bank.

The Bank received servicing fees from Titularizadora Colombiana S.A. (structuring) of COP 28,787 and COP 20,490 for the years ended December 31, 2011 and 2010, respectively. The Bank believes that the fees reflect adequate compensation for services and are priced based on market value.

Cash flows received from securitization entities for the years ended December 31, 2011 and 2010 amounted to COP 898 and COP 6,207, respectively.

The securitization transactions are a source of funding for the Bank.

Securitizations of Non-performing Loans

The Bank retains all the risks of the securitized non-performing loans portfolio. In the event of default of the borrower of the loan, the Bank is required to contribute other loans or cash to the securitization entity in order to ensure the debt securities issued are being paid. Those securitization transactions are consolidated under U.S. GAAP.

Retained Interests in the Securitization vehicles

According to the Superitendency of Financie regulations any residual beneficial interest retained by the Bank in a securitization process must be recorded as a trading investment in an amount equal to the value established for the beneficial interest in the balance sheet of the special purpose entity created for such purpose.

For U.S. GAAP purposes, retained interests in the securitization vehicles that are not subject to consolidation as of December 31, 2011, as the Bank was not considered to be the primary beneficiary in accordance with ASC 810, should be recognized and recorded at fair value, as available-for-sale or trading securities in accordance with ASC 320. To determine the fair value of these securities, the Bank discounted the estimated future cash flows of these securities.

For securities classified as available for sale, unrealized gains or losses over the amortized cost basis are charged to equity through Other Comprehensive Income, unless unrealized losses are deemed to be other than temporary, in which case they are charged to the Statement of Operations.

Securities held for the purpose of selling them in the short term are classified as “trading” and are reported at fair value, with gains and losses included in the statements of operations.

For U.S. GAAP purposes, the amortized cost, unrealized gain/loss and fair value of retained interests qualifying for sale treatment but not subject to consolidation as of December 31, 2011 and 2010, are as follows:

Balance Sheet	2011		2010
Available for Sale Securities
Amortized Cost	COP	509,963	COP	579,394
Net Unrealized Gain/(Loss)		(17,610)		(7,192)
Fair Value		492,353		572,202

Trading Securities
Fair Value	COP	11,418	COP	11,099

For U.S. GAAP purposes, cash flows and proceeds received from (paid to) SPEs qualifying for sale treatment but not subject to consolidation as of December 31, 2011 and 2010 are as follows:

	2011		2010

Cash Flows	COP	(6,622)	COP	5,583
Proceeds Received		324,192		811,544

o)	Foreign currency translation adjustment

Under Colombian GAAP, for purposes of consolidation, the income accounts of foreign currency financial statements, are converted to pesos using the average exchange rates, the exchange difference originated in the consolidated statement of operations accounts is recorded as foreign exchange gain loss in the statement of operations.

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

Under Colombian GAAP, the non-controlling interest is presented as minority interest outside stockholders’ equity. For U.S. GAAP purposes, as of January 1, 2009, the Bank adopted ASC 810-10-65-65-1 which requires the non-controlling interest in subsidiaries to be classified as a separate component of stockholders’ equity in the consolidated financial statements. Additionally, consolidated net income and comprehensive income are reported with separate disclosure of the amounts attributable to the parent and to the non-controlling interest. The presentation and disclosure requirements have been applied restrospectively for all periods presented on the Supplemental Consolidated Condensed Balance Sheet, Statements of Operations and Comprehensive Income.

The following table provides details regarding the differences in non-controlling interests between Colombian GAAP and U.S. GAAP:

	2011		2010
Non-controlling interest under Colombian GAAP	COP	73,455	COP	70,612
Adjustments incoporated under U.S. GAAP reconciliation:
Non-controlling interest in securitization performing loans		23,005		(24,772)
Business combination		(35,952)		(31,121)
Non-controlling interest in variable interest entities		136,920		139,076
Non-controlling interest participation in U.S. GAAP adjustments		9,754		7,365
		207,182		161,160
Non-controlling interest descontinued operations		(294)		(634)
Non-controlling interest under U.S. GAAP	COP	206,888	COP	160,526

q)	Discontinued Operations

On January 29, 2010, Bancolombia sold to Inversiones EGEO I S.A.S 98.25% of its direct interest held through Banca de Inversión Bancolombia S.A. in Inversiones Valores y Logística S.A. The Bank registered in 2010 a gain on sale of this investment for COP 27,995.

On January 28, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed a contract where Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. sold to Protección S.A. the equivalent of 99.99% of its shares of capital stock of AFP Crecer, an administrator of pension funds in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. received a total of USD 104,531 as payment for the shares.

The transfer of the shares of AFP Crecer was performed in November 2011, previous authorization of the Salvadorian and Colombian authorities, fulfilling the obligations set forth in the purchase agreement entered into on January 28, 2011.

On February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A., signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador. The aforementioned transactions were pending approval by the respective authorities in Colombia and in El Salvador but according to Colombian accounting rules the entities were deconsolidated from January 1, 2011 until October 31, 2011.

As of December 31, 2011, under Colombian GAAP the Consolidated Financial Statement included Asesuisa for consolidation purposes due to the addendum signed by Banagrícola S.A., Inversiones Financieras Banco Agrícola S.A., and Suramericana S.A. on December 9, 2011. (See Note 1)

Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 98 million as payment for the shares.

Under U.S. GAAP according to ASC 205-20-45-1, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale, shall be reported in discontinued operations if both of the following conditions are met:

a.      The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b.      The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The results of the discontinued operations under U.S. GAAP were as follows:

	2011		2010		2009
Profit (losses) from discontinued operations before income taxes	COP	151,908	COP	79,450	COP	59,125
Income taxes (benefit) expense		17,284		15,467		11,034
Profit (losses) from discontinued operations	COP	134,624	COP	63,983	COP	48,091

r)	Guarantees and off- balance sheet credit exposures

In order to meet the needs of its customers, the Bank issues financial standby letters of credit and bank guarantees.

Stand by letters of credit and bank guarantees are conditional commitments issued by us to guarantee the performance of a customer to a third party. The Bank typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, the Bank may hold cash or other highly liquid collateral to support these guarantees.

Under U.S. GAAP, the Bank recognizes as a liability the fair value of the obligations assumed at its inception. Such liabilities are being amortized over the expected term of the guarantee.

In addition, for U.S. GAAP purposes, the Bank maintains an allowance for credit losses on off-balance sheet credit instruments. Off–balance sheet credit instruments include commitments to extend credit, guarantees granted, standby letters of credit and other financial instruments. The Bank uses the same methodology as described for the allowance for loans losses in note 31 (e), adjusted by an estimated probability of drawdown by the borrower. This allowance is recorded as a liability.

The table below provides details regarding the differences between Colombian GAAP and U.S. GAAP with respect to the accounting for off-balance sheet credit instruments:

Consolidated net income	For the year ended December 31,
	2011		2010		2009
Guarantees	COP	(4,959)	COP	(1,900)	COP	(327)
Allowances for credit losses on off-balance sheet credit instruments		375		(5,330)		(2,290)
	COP	(4,584)	COP	(7,230)	COP	(2,617)

Consolidated stockholder’s Equity
	2011		2010
Guarantees	COP	(14,420)	COP	(9,461)
Allowances for credit losses on off-balance sheet credit instruments		(10,803)		(11,178)
	COP	(25,223)	COP	(20,639)

At December 31, 2011 and 2010, outstanding letters of credit and bank guarantees issued by the Bank totaled COP 4,054,494 and COP 3,198,143 respectively. Under Colombian GAAP, the Bank recognizes in memorandum accounts the full guaranted amount.

The table below summarizes, at December 31, 2011 and 2010, all of the Bank’s guarantees where the Bank is the guarantor.

	Expire within one year				Expire after one year				Total amount outstanding				Maximum potential amount of future losses
	2011		2010		2011		2010		2011		2010		2011		2010
Financial standby letters of credit	COP	1,756,346	COP	1,146,617	COP	782,291	COP	540,354	COP	2,538,637	COP	1,686,971	COP	2,538,637	COP	1,686,971
Bank guarantees		1,010,425		1,111,606		505,432		399,566		1,515,857		1,511,172		1,515,857		1,511,172
Total	COP	2,766,771	COP	2,258,223	COP	1,287,723	COP	939,920	COP	4,054,494	COP	3,198,143	COP	4,054,494	COP	3,198,143

The maximum potential payments represent a “worse-case scenario”, and do not reflect expected results. The Bank does not hold collateral over the guarantees issued.

Under U.S. GAAP, as of December 31, 2011 and 2010, the Bank recognized COP 27,644 and COP 23,250 as a liability for the fair value of the obligations assumed at its inception. The difference (from 2010 to 2011) corresponds to the increase of commissions during 2011.

Such liabilities are being amortized over the expected term of the guarantee.

s)	Insurance contracts

Under U.S. GAAP, reserves for individual and group life insurance are computed on the basis of interest rates and mortality tables, including a margin for adverse deviations. For the year 2011 and 2010, the reserve discount rate was 4.5%, based on the Bank’s own profitability experience.

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

The framework for measuring fair value under Colombian GAAP is substantially consistent with ASC 820, except for considerations about own credit risk, counterparty risk and valuation of collateral.

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

Level 2- Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain bonds issued by a government or its entities, corporate debt securities and derivative contracts.

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

Determination of Fair Value

For assets and liabilities carried at fair value, the Bank measures such value using the procedures set out below. The Bank did not choose to measure financial instruments and certain other items at fair value based on ASC 825.

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

Fair-value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent price providers or non-bidding brokers. Price providers and non-bidding brokers’ valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models.When price providers’ services are used, the methods and assumptions used are reviewed by the Bank to support the completeness and accuracy of the prices received, using a combination of control processes, including evidence of observability and assessment of the price provider’s internal controls, obtaining evidence from independent accountants which have examined the maintenance of effective controls to assurance that its valuation system is protected  against unauthorized access and the system is available for operation and use as committed. Also, where appropriate, management applies valuation adjustments to the pricing information from the sources.

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

1.  Fair value measurement on a recurring and non-recurring basis (ASC 820)

Investment securities

a)    Debt securities:

When available, the Bank uses quoted market prices to determine the fair value and such items are classified in Level 1 of the fair value hierarchy. For securities not traded or over-the-counter, the Bank generally determines fair value utilizing internal valuation and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and interest. The interest and foreign exchange curves are generally observable market data and reference yield and exchange curves derived from quoted interest and exchange rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. Fair-value estimates from internal valuation techniques are verified and tested by independent personnel.

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

Derivatives

Derivatives entered into by the Bank are executed over-the-counter and so are valued using internal valuation techniques as no quoted market prices exist for such instruments. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. For over-the-counter derivatives those trades in liquid markets are valued using industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies. In addition, these estimates consider assumptions for our own credit risk and the respective counterparty credit risk.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying volatility, credit curves and correlation of such inputs. The item is placed in Level 1, Level 2 or Level 3 depending on the observability of the significant inputs to the model. Correlation and items with longer tenors are generally less observable.

When appropriate, valuations are adjusted for various factors such as liquidity, bid / offer spreads and credit considerations.

Credit Valuation Adjustment

Under Colombian GAAP, the measurement of the fair value of derivatives does not include a credit valuation adjustment (“CVA”). Under U.S. GAAP, the Bank measure the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap and forward derivatives.

Counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is a derivative asset and the Bank´s own credit risk is incorporated when the position is a derivative liability. The Bank attempts to mitigate credit risk to third parties which are international banks by entering into master netting agreements. When assessing the impact of credit exposure, only the net counterparty exposure is considered at risk, due to the offsetting of certain same-counterparty positions and the application of cash and other collateral. The Bank generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (“CDS”). The credit-risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in Colombia. The Bank also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if the Bank believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Bank’s credit risk on an instrument transacted with international financial institutions is done using the Asset Swap Curve calculated for subordinated bonds issued by the Bank in foreign currency. The Bank calculates the liability’s credit risk adjustment for derivatives transacted with local financial institutions by incorporating credit data derived qualifications released in the Colombian financial market.

A hundred basis points and two hundred basis points increase in our own credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in an increase of the associated adjustment of approximately COP 303 and a reduction of the associated adjustment of approximately COP 570, respectively, as of December 31, 2011. These sensitivity analyses do not represent management’s expectations of the changes in our own credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

A hundred basis points and two hundred basis points increase in the counterparty credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in an increase of the associated adjustment of approximately COP 7,566 and COP 13,812, respectively, as of December 31, 2011. These sensitivity analyses do not represent management’s expectations of the changes in the counterparties credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

Impaired loans measured at fair value

The Bank measured certain impaired loans based on the fair values of the collateral less costs to sell. The fair values were determined as follows using external and internal valuation techniques or third party experts, depending on the type of underlying asset:

For vehicles under leasing arrangements, the Bank uses an internal valuation model based on price curves for each type of vehicle. Such curves show the expected price of the vehicle at different points in time based on the initial price and projection of economic variables such as inflation, devaluation and customs. The prices modelled in the curves are compared every six months with market information for the same or similar vehicles and in the case of significant deviation the curve is adjusted to reflect the market conditions.

Other vehicles are measured using matrix pricing from a third party. This matrix is used by most of the market participants and is updated monthly. The matrix is built from values provided by several price providers for identical or similar vehicles and considers brand, characteristics of the vehicles, and manufacturing date among other variables to determine the prices.

For real estate properties, a third-party qualified appraiser is used. The methodologies vary depending on the date of the last appraisal available for the property (The appraisal is estimated based on either of three approaches: cost, sale comparison and income approach, and is requested every three year). When the property has been valued in the last twelve months and the market conditions have not showed significant changes, the most recent valuation is considered the fair value of the property. For all the other cases (i.e. appraisals older that twelve months) the value of the property is updated adjusting the value in the last appraisal by weighted factors such as location, type and characteristics of the property, size, physical conditions and expected selling costs, among others. The factors are determined based on current market information gathered from several external real estate experts.

Impaired foreclosed assets and fixed assets held for sale measured at fair value

The Bank measured certain impaired foreclosed assets and fixed assets held for sale based on the fair values less costs to sell. The fair values were determined using external and internal valuation techniques or third party experts, depending on the type of underlying asset, as follows:

For real estate properties the appraisal is estimated by experts considering factors such as the location, type and characteristics of the property, size, physical conditions and expected selling costs, among others.

Investment securities, include, externally managed funds that are valued using recent prices where available. Where not available, the fair value of investments in externally managed funds is generally determined using financial statements or other information provided by the fund managers.

Mortgage-backed securities

The Bank invests in asset-backed securities which the underlying assets correspond to mortgages issued by financial institutions. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and can be classified either as trading or available for sale. These asset-backed securities have different vintages and are generally classified AAA by credit ratings. The Bank does not expect significant changes in those ratings.

Fair values were estimated using discounted cash flows using models in which the main key economic assumptions used are estimates of prepayment rates and resultant weighted average lives of the securitised mortgage portfolio, probability of default and interest rate curves. These items are classified as Level 3.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011 and 2010 based on the U.S. GAAP carrying amount:

Fair value measurements using as of December 31,2011

	Level 1		Level 2		Level 3		Total Balance
Assets

Trading account	COP	2,810,444	COP	905,822	COP	58,105	COP	3,774,371
Securities issued or secured by Colombian government		2,735,949		289,486		303		3,025,738
Securities issued or secured by government entities		-		27,490		4,437		31,927
Securities issued or secured by other financial entities		25,786		541,040		30,996		597,822
Securities issued or secured by foreign governments		1,386		-		-		1,386
Other investments		11,192		47,806		10,951		69,949
Morgage-backed securities		-		-		11,418		11,418
Equity securities		36,131		-		-		36,131

Investment securities		926,673		2,164,647		1,079,767		4,171,087
Available for sale - Debt securities
Securities issued or secured by Colombian government		141,670		418,160		-		559,830
Securities issued or secured by government entities		-		1,142,020		187		1,142,207
Securities issued or secured by other financial entities		210,657		114,137		35,503		360,297
Securities issued or secured by Foreign governments		179,454		309,608		-		489,062
Securities issued or secured by the El Salvador Central Bank		-		136,442		549,280		685,722
Other investments		187,141		39,130		2,443		228,714
Morgage-backed securities		-		-		492,354		492,354
Equity securities		207,751		5,150		-		212,901

Derivatives		-		320,989		330,270		651,259
Foreign exchange contracts		-		190,487		326,843		517,330
Interest rate contracts		-		130,502		3,427		133,929

Liabilities
Derivatives		-		(466,960)		(11,477)		(478,437)
Foreign exchange contracts		-		(395,783)		(32,726)		(428,509)
Interest rate contracts		-		(71,177)		21,249		(49,928)
	COP	3,737,117	COP	2,924,498	COP	1,456,665	COP	8,118,280
		46.03%		36.02%		17.94%

Fair value measurements using as of December 31, 2010

	Level 1		Level 2		Level 3		Total Balance
Assets

Trading account	COP	965,252	COP	1,183,027	COP	79,141	COP	2,227,420
Securities issued or secured by Colombian government		945,208		675,455		1,046		1,621,709
Securities issued or secured by government entities		4,800		34,132		-		38,932
Securities issued or secured by other financial entities		11,984		370,019		60,330		442,333
Securities issued or secured by Foreign governments		2,401		-		-		2,401
Other investments		859		103,420		6,666		110,945
Morgage-backed securities		-		1		11,099		11,100

Investment securities		821,663		2,072,978		1,195,173		4,089,814
Available for sale -Debt securities
Securities issued or secured by Colombian government		160,478		450,021		-		610,499
Securities issued or secured by government entities		-		965,053		210		965,263
Securities issued or secured by other financial entities		223,358		90,860		39,695		353,913
Securities issued or secured by Foreign governments		221,471		336,020		-		557,491
Securities issued or secured by the El Salvador Central Bank		-		168,180		583,066		751,246
Other investments		143,159		57,737		-		200,896
Morgage-backed securities		-		-		572,202		572,202
Equity securities		73,197		5,107		-		78,304

Derivatives		317		95,082		371,787		467,186
Foreign exchange contracts		-		88,542		352,264		440,806
Interest rate contracts		317		6,540		19,523		26,380

Liabilities
Derivatives		(302)		(188,514)		(167,554)		(356,370)
Foreign exchange contracts		-		(146,406)		(186,325)		(332,731)
Interest rate contracts		(302)		(42,108)		18,771		(23,639)
	COP	1,786,930	COP	3,162,573	COP	1,478,547	COP	6,428,050
		27.80%		49.20%		23.00%

Changes in Level 3 Fair-Value Category

 The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2011.

	Balance, January 1, 2011		Included in earnings		Included in OCI		Purchases		Settlement		Prepaids		Transfers in to/out of Level 3 (1)			Balance, December 31, 2011
Investment securities	COP	1,195,173	COP	4,089	COP	(9,635)	COP	601,948	COP	(589,991)	COP	(124,260)	COP	2,443	COP	1,079,767

Securities issued or secured by government entities		210		9		(3)		-		-		(29)		-		187
Securities issued or secured by other financial entities		39,695		239		(2,837)		583		(2,008)		(169)		-		35,503
Securities issued or secured by the El Salvador Central Bank		583,066		-		(265)		549,545		(583,066)		-		-		549,280
Other investments		-		-		-		-		-		-		2,443		2,443
Morgage-backed securities		572,202		3,841		(6,530)		51,820		(4,917)		(124,062)		-		492,354

Trading account assets	COP	79,141	COP	(11,546)	COP	-	COP	43,055	COP	(48,930)	COP	(4,849)	COP	1,234	COP	58,105

Securities issued or secured by Colombian government		1,046		5		-		-		-		(748)		-		303
Securities issued or secured by government entities		-		(55)		-		4,492		-		-		-		4,437
Securities issued or secured by other financial entities		60,330		(1,542)		-		8,315		(31,679)		(4,101)		(327)		30,996
Other investments		6,666		(202)		-		9,078		(6,152)		-		1,561		10,951
Morgage-backed securities		11,099		(9,752)		-		21,170		(11,099)		-		-		11,418

Derivatives	COP	204,233	COP	(39,432)	COP	-	COP	92,261	COP	(35,905)	COP	-	COP	97,636	COP	318,793

Foreign exchange contracts		165,939		(34,012)		-		85,731		(17,070)		-		93,529		294,117
Interest rate contracts		38,294		(5,420)		-		6,530		(18,835)		-		4,107		24,676

(1)         The transfer for COP 97,636 on derivatives from level 2 to level 3, is primarily linked to the change in the swap position from an asset position to a liability position.

Changes in Level 3 Fair-Value Category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2010.

	Balance, January 1, 2010		Included in earnings		Included in OCI		Purchases		Settlement		Prepaids		Transfers in to/out of Level 3			Balance, December 31, 2010
Investment securities	COP	911,397	COP	1,999	COP	(7,653)	COP	1,189,576	COP	(890,201)	COP	(9,945)	COP	-	COP	1,195,173

Securities issued or secured by Colombian government		2,215		-		-		-		(2,215)		-		-		-
Securities issued or secured by government entities		1,325		(10)		40		-		(1,072)		(73)		-		210
Securities issued or secured by other financial entities		3,835		(181)		213		35,828		-		-		-		39,695
Securities issued or secured by the El Salvador Central Bank		598,455		19		(273)		583,320		(598,455)		-		-		583,066
Morgage-backed securities		305,567		2,171		(7,633)		570,428		(288,459)		(9,872)		-		572,202

Trading account assets	COP	51,340	COP	(9,233)	COP	-	COP	56,060	COP	(20,206)	COP	(625)	COP	1,805	COP	79,141

Securities issued or secured by Colombian government		3,126		(260)		-		-		(1,260)		(560)		-		1,046
Securities issued or secured by government entities		-		-		-		-		-		-		-		-
Securities issued or secured by other financial entities		27,975		(334)		-		49,949		(18,504)		-		1,244		60,330
Other investments		-		(6)		-		6,111		-		-		561		6,666
Morgage-backed securities		20,239		(8,633)		-		-		(442)		(65)		-		11,099

Derivatives	COP	274,842	COP	74,616	COP	-	COP	43,477	COP	(95,525)	COP	-	COP	(93,177)	COP	204,233

Foreign exchange contracts		267,428		74,450		-		15,196		(93,110)		-		(98,025)		165,939
Interest rate contracts		7,414		166		-		28,281		(2,415)		-		4,848		38,294

Transfers between Level 1 and Level 2 of the Fair Value Hierarchy

The Bank did not have any significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy during 2011.

Nonfinancial assets and nonfinancial liabilities measured at Fair Value

The following table present for each of the fair-value hierarchy levels the bank’s assets and liabilities that are measured at fair value on a nonrecurring basis at December 31, 2011 and 2010 based on the supplemental consolidated condensed balance sheets:

	Fair value measurements using
Year ended	Level 1		Level 2		Level 3		Total gain (losses)
2011
Collateralized loans	COP	-	COP	-	COP	238,228	COP	(83,968)
Foreclosed assets		-		-		61,453		11,429
Fixed assets		-		-		-		-
	COP	-	COP	-	COP	299,681	COP	(72,539)
2010
Collateralized loans	COP	-	COP	-	COP	266,503	COP	(91,814)
Foreclosed assets		-		-		57,755		2,130
Fixed assets		-		-		22,351		(71)
	COP	-	COP	-	COP	346,609	COP	(89,755)

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

Long-term debt

The fair value of long-term debt, is comprised of bonds issued by Bancolombia and its subsidiaries, was estimated substantially based on quoted market prices. Certain bonds which are nonpublic trading, issued by Tuya S.A., were determined based on the discounted value of cash flows using the rates currently offered for deposits of similar remaining maturities and the Bank’s own creditworthiness.

The table below presents the disclosures required by ASC 825 to all assets and liabilities based on the U.S. GAAP carrying amounts:

	December 31, 2011				December 31, 2010
	U.S. GAAP Amount		Estimated fair value		U.S. GAAP Amount		Estimated fair value
Financial assets
Cash and due from banks	COP	7,759,328	COP	7,759,328	COP	6,134,698	COP	6,134,698
Investment securities, net		4,227,974		4,227,974		4,028,953		4,113,265
Trading account		3,784,000		3,784,000		2,246,615		2,290,949
Loans and accrued interest receivable on loans, net		63,876,291		64,189,100		50,551,812		52,030,037
Custumers' acceptances		35,201		35,201		47,486		47,486
Derivatives		651,259		651,259		467,187		467,187
Financial liabilities
Derivatives		478,437		478,437		356,369		356,369
Time deposits		17,973,117		18,244,043		15,270,271		15,390,762
Overnight funds		1,963,291		1,963,291		1,962,178		1,962,178
Bank acceptances outstanding		34,679		34,679		47,486		47,486
Interbank borrowings(1)		4,161,453		4,161,453		2,703,279		2,703,279
Borrowings from development
and other domestic banks(1)		3,358,549		3,358,549		2,564,580		2,564,580
Bonds		10,463,067		10,694,975		5,817,459		6,071,037

(1)	Interbank borrowings and borrowings from domestic development banks have been valued at their carrying amounts because of their relatively short-term nature. In addition, these instruments bear interest at variable rates.

u)	Paid-in capital

In accordance with Colombian GAAP, paid-in capital in excess of par value of common and preferred shares issued is credited to a legal reserve. Under U.S. GAAP, capital in excess of par value is credited to paid-in capital.

v)	Equity tax

During 2010 and 2011 a new regulation required companies to calculate this tax only once for the next four years as of January 1, 2011 at the tax rate of 6% and payable in 8 semi-annual installments over four years without interest. The equity tax calculated by the Bank and its subsidiaries amounts to approximately COP 469,002. The tax amount assessed is fixed as of January 1, 2011 and is not subject to further adjustment and the entity is not subject to any additional assessment through 2014.

The amount computed, in accordance with Colombia GAAP was recorded as a deferred asset to be amortized against the balance of local special account named “Revaluation of equity” in stockholders’ equity (this account was created when in the past companies recorded inflation adjustments) on the date of each payment, if the balance in this account is not enough the difference is amortized into the consolidated statement of operations. As of December 31, 2011, under Colombian GAAP the deferred asset amounted to COP 347,397.

Under U.S. GAAP, an equity tax liability was recorded on a discounted basis to reflect the time value of money as the aggregate amount of the liability and the amount and timing of cash payments are fixed. The corresponding debit and the discount effect amounted to COP 17,907 were recorded in the line “Administrative and other expenses”. The discount curve rate used was the risk free rate plus the Bank’s risk premium.

w)	Contingencies

According to Colombian GAAP, provisions for contingencies for regulatory penalties must be recorded for at least 50% of the total value of the penalty when judgment against the Bank in a government court instance is issued (in spite of the fact that the contingency was not considered probable in such instance) and then adjusted at 100% of the penalty in question when the final sentence against Bank is confirmed. As of December 31, 2010, the Bank recognized provisions for contingencies for regulatory penalties related to discussions with the Tax administration (DIAN), the Bogotá District Council and the Barranquilla District Council amounted to COP 44,279. During 2011, the Bank had recognized a reversal of the provision related to the discussions with the Tax administration (DIAN) amounting to COP 11,698.

According to U.S. GAAP, an estimated loss from a loss contingency shall be accrued by a charge to income if information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. Under U.S. GAAP, there are no contingencies accrued, due to the fact that all of the contingencies disclosed above are considered remote.

There are no contingencies or other uncertainties that could affect the fairness of presentation of the financial data as of December 31, 2011. See “Consolidated Financial Statements, note 26) Commitments and Contingencies”.

x)	Earnings per share

Under Colombian GAAP, earnings per share (“EPS”) is computed by dividing net income by the weighted average number of both common and preferred shares outstanding for each period presented.

U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as well as a reconciliation of the basic EPS computation to the diluted EPS computation. Some capital structures require the application of the two-class method, which is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common shareholders but does not require the presentation of basic and diluted EPS for securities other than common stock.

Basic EPS is calculated by reducing the income from continuing operations by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends that must be paid for the current period, considering the allocation of remaining earnings to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. EPS is determined by dividing the total earnings allocated to each security by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2011, 2010 and 2009, the Bank has applied the two-class method considering there was no difference between basic or diluted EPS on this basis for these years. Bancolombia S.A. has preferred shares which are participating securities as they may participate in earnings with the common shares after payment of the minimum dividend on the preferred shares. During the finalization of the 2011 financial statements management became aware that the US GAAP EPS calculation in prior years was incorrect because it did not appropriately use the two class method. Management is aware that there was an error, evaluated this error and concluded that it was not material to previously issued financial statements however management has elected to revise the presentation of earnings per share for the years ended December 31, 2010 and 2009 to correct for this error. The changes relate to the allocation of (a) earnings to preferred shares as required by the two class method and (b) dividends declared in each year.

.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2011, 2010 and 2009 (in millions of pesos, except per share data):

	2011		2010		2009
			(Revised)		(Revised)
Income from continuing operations before attribution of non-controlling interests	COP	855,759	COP	1,506,819	COP	1,105,390
Less: Non-controlling interests from continuing operations		(53,253)		26,041		(19,043)
Net income from continuing operations		909,012		1,480,778		1,124,433

Income from operations and disposals of discontinued operations, net of taxes		134,624		63,983		48,091
Less: Non-controlling interests from discontinuing operations		-		-		-
Net income attributable to the controlling interest under U.S. GAAP		1,043,636		1,544,761		1,172,524

Less: Preferred dividends declared		185,964		177,108		173,548
Less: Allocation of undistributed earnings to preferred stockholders		182,465		368,231		240,382
Continuing operations		134,940		345,643		223,404
Discontinued operations		47,525		22,588		16,978
Net income allocated to common shareholders for basic and diluted EPS		675,207		999,422		758,594

Weighted average number of common shares outstanding used in basic EPS calculation (in millions)		510		510		510

Basic and Diluted earnings per share to common shareholders (U.S. GAAP)	COP	1,324.64	COP	1,960.80	COP	1,488.00

From continuing operations		1,153.64		1,879.80		1,427.00
From discontinuing operations		171.00		81.00		61.00

Amounts previously reported:				2,664.31		1,951.79
Percent change (%)				(26%)		(24%)

(y) Segments Disclosure

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and assessing performance.

The structure includes the following segments: Banking Colombia, Banking El Salvador, Leasing, Trust, Investment, Brokerage, Off Shore, Pension and Insurance, and All other segments.

Additionally, the Bank manages and measures the performance of its operations through these business segments using the same accounting policies described in the summary of significant accounting policies (see Note 2).

As a result of these changes, the financial data for 2009 has been retrospectively reclassified.

The Bank does not have any individual external customer which represents 10% or more of the enterprise’s revenues.

The following presents information on reported operating segment profit or loss, and segment assets under Colombian GAAP:

	December 31, 2011
	Banking Colombia		Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Insurance	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total After Eliminations

Net Interest Income	COP	3,000,900	355,778	473,867	14,906	7,043	22,149	107,043	2,454	1,806	3,985,946	(82,358)		3,903,588
Interest income		4,418,999	420,445	904,109	14,910	7,682	35,589	226,768	3,180	2,164	6,033,846	(88,252	)(2)	5,945,594
Interest expense		1,418,099	64,667	430,242	4	639	13,440	119,725	726	358	2,047,900	(5,894	)(2)	2,042,006
Revenues (expenses) from transactions with
other operating segments of the Bank		(16,745)	18,314	15,802	(1,478)	1	(686)	(106)	(18,235)	3,133	-	-		-
Net provisions		(481,251)	(38,787)	(49,211)	158	(242)	(86)	2,557	1,033	(37,211)	(603,040)	4,335	(2)	(598,705)
Net Commissions		1,335,101	107,442	11,703	166,736	33,972	81,094	19,686	(65)	(40)	1,755,629	(87,045	)(2)	1,668,584
Foreign exchange gains,and Derivatives		150,322	14,931	748	401	193	846	9,230	1,444	21,582	199,697	(27,425)		172,272
Other operating income		318,754	831	52,380	520	41,753	27,065	174,148	45,689	348,376	1,009,516	(490,551	)(2)	518,965
Total Operating Income		4,307,081	458,509	505,289	181,243	82,720	130,382	312,558	32,320	337,646	6,347,748	(683,044	)(2)	5,664,704
Operating Income before provisions		4,788,332	497,296	554,500	181,085	82,962	130,468	310,001	31,287	374,857	6,950,788	(687,379)		6,263,409
Salaries and employee benefits		1,145,361	92,521	86,077	39,242	15,894	68,740	7,766	3,997	5,083	1,464,681	(189,330	)(2)	1,275,351
Administrative and other expenses		1,692,624	112,783	194,401	30,268	5,679	30,207	53,036	5,555	15,558	2,140,111	190,886	(2)	2,330,997
Operating expenses		2,837,985	205,304	280,478	69,510	21,573	98,947	60,802	9,552	20,641	3.604.792	1,556		3,606,348
Non-operating income (expense)		53,989	6,731	(488)	4,540	1,062	6,226	(392)	524	(7,404)	64,788	11,267	(2)	76,055
Income before income taxes		1,523,085	259,936	224,323	116,273	62,209	37,661	251,364	23,292	309,601	2,807,744	(673,333	)(2)	2,134,411
Income tax expense		(319,572)	(60,575)	(2,720)	(37,637)	(9,186)	(3,942)	-	(5,253)	(31,631)	(470,516)	(1)		(470,517)
Segment profit/loss		1,203,513	199,361	221,603	78,636	53,023	33,719	251,364	18,039	277,970	2,337,228	(673,334)		1,663,894
Segment assets	COP	63,626,713	6,931,582	11,488,298	303,579	462,155	364,962	8,751,997	172,999	1,852,144	93,954,429	(8,491,409)		85,463,020

(1) Includes provisions, dividends, gains on sales and non-controlling interes.

(2)  Includes adjustments for reclassification according to the analysis process used by the chief operating decision maker.

	December 31, 2010
	Banking Colombia		Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Pension and Insurance	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total after eliminations

Net Interest Income	COP	2,617,840	362,155	443,574	16,933	10,303	28,102	108,114	4,046	680	3,591,747	(202,688)		3,389,059
Interest income		3,645,216	473,294	932,697	17,064	11,630	42,635	205,345	4,742	1,843	5,334,466	(373,826	)(2)	4,960,640
Interest expense		1,027,376	111,139	489,123	131	1,327	14,533	97,231	696	1,163	1,742,719	(171,138	)(2)	1,571,581
Revenues (expenses) from transactions with other operating segments of the Bank		(5,218)	17,418	8,736	(790)	779	(174)	(7,305)	(17,695)	4,249	-	-		-
Net provisions		(378,778)	(102,681)	(48,262)	(394)	1,168	(208)	(19,754)	593	(181)	(548,497)	782		(547,715)
Net Commissions		1,197,419	115,206	4,895	144,786	31,913	52,711	12,432	89,969	840	1,650,171	(69,257	)(2)	1,580,914
Foreign exchange gains,and Derivatives		105,444	947	57	1,196	33	299	(8,581)	-	640	100,035	-		100,035
Other operating income		344,450	111	45,006	468	93,931	4,456	102,967	2,808	95,147	689,344	(254,323	)(2)	435,021
Total Operating Income		3,881,157	393,156	454,006	162,199	138,127	85,186	187,873	79,721	101,375	5,482,800	(525,486	)(2)	4,957,314
Operating Income before provisions		4,259,935	495,837	502,268	162,593	136,959	85,394	207,627	79,128	101,556	6,031,297	(526,268)		5,505,029
Salaries and employee benefits		1,024,904	86,388	71,384	34,458	12,587	60,842	6,937	15,059	3,819	1,316,378	(176,431	)(2)	1,139,947
Administrative and other expenses		1,417,600	103,534	142,049	19,347	4,086	25,857	59,874	16,056	21,524	1,809,927	148,605	(2)	1,958,532
Operating expenses		2,442,504	189,922	213,433	53,805	16,673	86,699	66,811	31,115	25,343	3,126,305	(27,826	)(2)	3,098,479
Non-operating income (expense)		71,628	600	(7,032)	(742)	133	15,206	(3,279)	1,752	19,814	98,080	(12,004	)(2)	86,076
Income before income taxes		1,510,281	203,834	233,541	107,652	121,587	13,693	117,783	50,358	95,846	2,454,575	(509,664	)(2)	1,944,911
Income tax expense		(334,712)	(54,547)	(47,208)	(34,660)	(18,632)	(1,245)	-	(11,557)	(5,856)	(508,417)	-		(508,417)
Segment profit/loss		1,175,569	149,287	186,333	72,992	102,955	12,448	117,783	38,801	89,990	1,946,158	(509,664)		1,436,494
Segment assets	COP	49,499,711	7,093,621	8,345,821	272,797	427,967	851,844	6,068,344	229,156	1,529,612	74,318,873	(6,223,717	)(2)	68,095,156

(1)         Includes provisions, dividends, gains on sales and non-controlling interest.

(2)         Includes adjustments for reclassification according to the analysis process used by the chief operating decision maker.

	December 31, 2009
	Banking Colombia		Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Pension and Insurance	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total after eliminations

Net Interest Income	COP	2,954,586	393,873	432,472	17,225	17,438	58,129	96,131	7,109	(1,694)	3,975,269	(172,987)		3,802,282
Interest income		4,665,475	601,181	1,062,568	17,237	20,226	87,494	278,289	7,109	7,142	6,746,721	(319,023	)(2)	6,427,698
Interest expense		1,710,889	207,308	630,096	12	2,788	29,365	182,158	-	8,836	2,771,452	(146,036)		2,625,416
Revenues (expenses) from transactions with other operating segments of the Bank		(3,956)	15,614	5,991	(232)	301	291	(9,830)	(17,403)	9,224	-	-		-
Net provisions		(866,097)	(179,418)	(96,419)	(2,364)	(1,236)	(152)	(8,358)	3,258	1,437	(1,149,349)	(4,025)		(1,153,374)
Net Commissions		1,116,632	136,137	597	153,731	14,934	48,927	10,595	96,676	1,920	1,580,149	(73,876	)(2)	1,506,273
Foreign exchange gains,and Derivatives		36,377	1,007	(185)	3,162	(24)	565	941	-	818	42,661	-		42,661
Other operating income		244,016	138	40,391	461	31,341	1,321	44,375	12	138,484	500,539	(162,524	)(2)	338,015
Total Operating Income		3,481,558	367,351	382,847	171,983	62,754	109,081	133,854	89,652	150,189	4,949,269	(413,412	)(2)	4,535,857
Operating Income before provisions		4,347,655	546,769	479,266	174,347	63,990	109,233	142,212	86,394	148,752	6,098,618	(409,387	)(2)	5,689,231
Salaries and employee benefits		878,949	101,483	62,424	31,082	11,979	53,416	8,215	16,876	3,191	1,167,615	(132,673	)(2)	1,034,942
Administrative and other expenses		1,331,041	136,949	121,173	13,726	3,947	28,263	75,993	21,402	25,302	1,757,796	102,407	(2)	1,860,203
Operating expenses		2,209,990	238,432	183,597	44,808	15,926	81,679	84,208	38,278	28,493	2,925,411	(30,266	)(2)	2,895,145
Non-operating income (expense)		61,378	(8,748)	(5,345)	1,088	2,258	(1,582)	(1,286)	(236)	13,960	61,487	16,664	(2)	78,151
Income before income taxes		1,332,946	120,171	193,905	128,263	49,086	25,820	48,360	51,138	135,656	2,085,345	(366,482	)(2)	1,718,863
Income tax expense		(316,170)	(23,446)	(43,348)	(44,333)	(5,460)	(8,371)	-	(13,395)	(7,490)	(462,013)	-		(462,013)
Segment profit/loss		1,016,776	96,725	150,557	83,930	43,626	17,449	48,360	37,743	128,166	1,623,332	(366,482)		1,256,850
Segment assets	COP	42,952,531	7,756,293	7,341,863	256,195	398,267	1,129,222	6,362,171	242,226	1,502,366	67,941,134	(6,076,769)		61,864,365

(1) Includes provisions, dividends, gains on sales and non-controlling interest

(2)Includes adjustments for reclassification according to the analysis process used by the chief operating decision maker.

The following summarizes the Bank’s revenues and long-lived assets attributable to Colombia and other foreign countries:

	As of December 31,
	2011				2010

			Long				Long
Geographic Information	Revenues		Term – Assets (1)		Revenues		Term – Assets (1)

Colombia	COP	9,762,829	COP	2,803,158	COP	9,464,134	COP	2,030,204
Panama and Cayman Islands		653,867		7,093		442,772		7,723
Puerto Rico		31,166		107		28,170		128
Perú		43,607		99,917		24,931		65,004
El Salvador		1,120,456		137,548		1,079,476		132,541
USA		50,962		-		37,403		-
Total		11,662,887		3,047,823		11,076,886		2,235,600
Eliminations of intersegment operations		(1,082,279)		(11,044)		(865,814)		11
Total, net	COP	10,580,608	COP	3,036,779	COP	10,211,072	COP	2,235,611

(1) Included foreclosed assets, net, and property, plant and equipment, net.

As of December 31, 2010, the following are the Bank’s operating segments:

Banking Colombia: This segment provides retail and corporate banking products and services to individuals, companies and national and local governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value-added, long-term relationships. In order to offer specialized services to individuals and small and medium size enterprises (SMEs), the Bank’s retail sales force targets the clients classified as: Personal, Private, Entrepreneurs, Foreign Residents and SMEs. The Bank’s corporate and goverment sales force targets and specialize in companies with more than COP 16,000 million in revenue of nine economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Media, Financial Services, Non-Financial Services, Construction, Government and Natural Resources.

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

Leasing: This segment provides financial and operational leases, including cross-border and international leasing services to clients in Colombia, Central America, Mexico and Brazil. Bancolombia offers these services mainly through the following Subsidiaries: Leasing Bancolombia S.A., Renting Colombia S.A., Arrendamiento Operativo CIB S.A.C., Leasing Peru S.A., Transportempo S.A.S. and Capital Investment Safi S.A.

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

Brokerage: This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A., Valores Bancolombia Panama S.A. and Suvalor Panama Fondos de Inversión. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

Off Shore: This segment provides a complete line of offshore banking services to Colombian and Salvadorian customers through Bancolombia Panama S.A., Bancolombia Cayman, and Bancolombia Puerto Rico International Inc. It offers loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these Subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

Insurance: This segment provides insurance services to individuals and companies in El Salvador through Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A.

All other segments: This segment includes results from small operation of particular investment vehicles of Bancolombia: Valores Simesa, Inmobiliaria Bancol, Todo1 Colombia S.A., Inversiones CFNS, CFNS Infraestructura S.A.S, Sinesa, Vivayco S.A.S., Banagrícola, Inversiones Financieras Banco Agrícola and others.

y)	Recent U.S. GAAP Pronouncements

In December 2011, FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” to effectively defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011.

In December 2011, FASB issued ASU 2011-11, “Disclosures about offsetting assets and liabilities (Topic 210)”, to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this Update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Management is currently evaluating the impact the ASU 2011-11 would have on the Bank‘s financial statement and U.S. GAAP disclosures.

In December 2011, FASB issued ASU 2011-10, “Derecognition of in substance Real Estate (Topic 360)”, to resolve the diversity in practice about whether the guidance in sup-topic 360-20 applies to a parent that ceases to have a controlling interest in a subsidiary that is in substance real estate. The amendments are effective for fiscal years, and interim periods within those years beginning on or after December 15, 2013. Early adoption is permitted. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2011.

In September 2011, FASB issued ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350)”, to simplify the way entities, both public and nonpublic, test goodwill for impairment.  The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

In June 2011, FASB issued ASU 2011-05, “Comprehensive Income (Topic 220)”, to clarify that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

In May 2011, FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, as a result of the work developed by the FASB and the IASB to expand common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). The amendments in this update requires additional disclosures including the following: (1) Information about transfers between Level 1 and Level 2 of the fair value hierarchy, (2) Information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs, (3) The categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Management is currently evaluating the impact the ASU 2011-04 would have on the Bank‘s financial statement and U.S. GAAP disclosures.

In April 2011, FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements”, to improve the accounting for repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The amendments in this update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in this update. The guidance in this update is effective for the first interim or annual period beginning on or after December 15, 2011.

In April 2011, FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”, to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance requires creditors evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications and restructurings being considered troubled debt restructurings. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor’s guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. As a result of applying these amendments, management believes that new considerations applied in its U.S. GAAP disclosures and financial information have not impacted significantly the Bank’s disclosures.

In January 2011, FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in ASU 2010-20”, to temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU 2010-20 for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. Under the existing effective date in ASU 2010-20, the Bank would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010. According to ASU 2011-02, the amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. As a result of applying these amendments, management believes that new considerations applied in its U.S. GAAP disclosures and financial information have not impacted significantly the Bank’s disclosures.

In December 2010, the FASB issued ASU 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations”, to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. Paragraph 805-10-50-2(h) requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for reporting period ending on December 31, 2011.

In December 2010, the FASB issued ASU 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. Under Topic ASC 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). The amendments in this update affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Bank have taken into account the amendments introduced by this update during the annual goodwill impairment test for reporting period ending on December 31, 2011.

In October 2010, the FASB issued ASU 2010-26 “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”, to specify that the following costs incurred in the acquisition of new and renewal contracts should be capitalized: (1) Incremental direct costs of contract acquisition and (2) Certain costs related directly to the following acquisition activities performed by the insurer for the contract: a. Underwriting, b. Policy issuance and processing, c. Medical and inspection, d. Sales force contract selling. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The amendments in this update should be applied prospectively upon adoption. Management is currently analyzing the effect that this ASU will have on the Bank’s U.S. GAAP disclosures and financial information.

In August 2010, FASB issued ASU 2010-22 to amend various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics related to: Form of condensed financial statements, Debt Issue Costs in Conjunction with a Business Combination, Business Combinations Prior to an Initial Public Offering, Accounting for Divestiture of a Subsidiary and other topics. The proposed amendments do not include an effective date, applications must be considered after publication. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank.

In August 2010, FASB issued ASU 2010-21 to amend various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The proposed amendments do not include an effective date, applications must be considered after publication. The Bank does not expect any significant effect in its U.S. GAAP disclosures and financial information.

In July 2010, FASB issued ASU 2010-20, to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class of financing receivable certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The modified or new disclosures are presented in Note 31, e) “Allowances for loans losses, financial lease losses, foreclosed assets and other receivables” to the Consolidated Financial Statements.

In April 2010, FASB issued ASU 2010-18, to clarify that modifications of loans that are accounted for within a pool under Subtopic ASC 310-30, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments in this update did not require additional disclosures. This ASU was effective for modifications occurring in the first interim or annual period ending on or after July 15, 2010. The amendments did not have an impact on the Bank’s U.S. GAAP disclosures and financial information as of and for the year ended December 31, 2011.

In April 2010, FASB issued ASU 2010-13, to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010, and should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. This amendment did not have significant impacts on the U.S. GAAP disclosures and financial information as of and for the year ended December 31, 2011.

In March 2010, FASB issued ASU 2010-11 “Scope Exception Related to Embedded Credit Derivatives”.  The ASU clarifies that those contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another are not included into the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9.

In February 2010, FASB issued ASU 2010-10, to defer the effective date of the amendments to the consolidation requirements made by FASB Statement 167 (ASC 810-10) to a reporting entity’s interest in certain types of entities and clarify other aspects of the Statement 167 amendments. The ASU also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the ASU also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest.  The FASB Statement 167 was adopted on January 1, 2010.  See in Note 31, e) “Allowance for loan losses, financial leases, foreclosed assets and other receivables” to the Consolidated Financial Statements for information regarding the impact on the Bank’s U.S. GAAP disclosures and financial information.

In February 2010, FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”. This ASU addresses both the interaction of the requirements of Topic 855, Subsequent Events, with the SEC’s reporting requirements and the intended breadth of the reissuance disclosures provision related to subsequent events (paragraph 855-10-50-4). The Bank has adopted the appropriate measures to evaluate subsequent events through the date that the financial statements are issued.

In January 2010, FASB issued ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The ASU also clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, the ASU amended guidance on employers’ disclosures about post retirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU was effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Bank has provided the disclosures required in Note 31, t) “Estimated Fair Value of Financial Instrument” to the Consolidated Financial Statements.

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report.

1.1.	English translation of corporate by-laws (estatutos sociales) of the registrant, as amended on March 7, 2011[1].
2.1.	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended on January 14, 2008[2].
4.1.	English summary of the Sale Agreement of Asesuisa entered into among Bancoagrícola S.A., Inversiones Financieras Banco Agrícola and Suramericana dated February 5, 2011[1].
4.1.	English summary of the Sale Agreement of AFP Crecer entered into among Bancoagrícola S.A., Inversiones Financieras Banco Agrícola and Proteccion S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias dated December 28, 2010[1].
4.1.	English summary of the sale agreement related to several real estate propierties which form part of the “San Martin” building complex entered into Bancolombia S.A. and Fondo de Capital Privado Inmobiliario Colombia[1].
4.1.	English summary of the dissolution of Sinesa Holding Company, subsidiary of Bancolombia[1].
4.1.	English summary of the formative documents of a new entity, Cobranzas Bancolombia S.A., after the corporate break-up of Tuya S.A. Compañía de Financiamiento[1].
7.1.	Selected Ratios’ Calculation.
8.1.	List of Subsidiaries.
11.1	Code of Ethics of Bancolombia S.A., dated December 19, 2011.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 17, 2012.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 17, 2012.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 17, 2012.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 17, 2012.
15.1	English translation of Corporate Governance Code (Código de Buen Gobierno) of the registrant.
15.2	Consent of Pricewaterhouse Coopers LTDA.

1 Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2010 filed on April 28, 2011.

2 Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.