Form 20-F
period 2012-12-31
BANCOLOMBIA SA
filed 2013-04-30
CIK 1071371

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 30, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ..................... to……………..
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………….

Commission file number: 001-32535

BANCOLOMBIA S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Republic of Colombia

(Jurisdiction of incorporation or organization)

Carrera 48 # 26-85, Avenida Los Industriales
Medellín, Colombia

(Address of principal executive offices)

Alejandro Mejia Jaramillo, Investor Relations Manager

Carrera 48 # 26-85, Medellín, Colombia

Tel. +574 4041837, Fax. + 574 4045146, e-mail: almejia@bancolombia.com

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Preferred Shares	New York Stock Exchange*

__________________

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

Common Shares	509,704,584
Preferred Shares	342,122,416

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 of 15(d) of the Securities Exchange Act of 1934.
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

Yes ☐ No ☐

TABLE OF CONTENTS

CERTAIN DEFINED TERMS		i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		iii

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION		iv

PART I		6

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6
A.	SELECTED FINANCIAL DATA	6
B.	CAPITALIZATION AND INDEBTEDNESS	10
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	10
D.	RISK FACTORS	11

ITEM 4.	INFORMATION ON THE COMPANY	21
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	21
B.	BUSINESS OVERVIEW	26
C.	ORGANIZATIONAL STRUCTURE	52
D.	PREMISES AND EQUIPMENT	53
E.	SELECTED STATISTICAL INFORMATION	54

ITEM 4 A.	UNRESOLVED STAFF COMMENTS	79

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	79
A.	OPERATING RESULTS	79
B.	LIQUIDITY AND CAPITAL RESOURCES	99
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	106
D.	TREND INFORMATION	106
E.	OFF-BALANCE SHEET ARRANGEMENTS	107
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	107
G.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	108
H.	RECENT U.S. GAAP PRONOUNCEMENTS	116

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	119
A.	DIRECTORS AND SENIOR MANAGEMENT	119
B.	COMPENSATION OF DIRECTORS AND OFFICERS	123
C.	BOARD PRACTICES	123
D.	EMPLOYEES	125
E.	SHARE OWNERSHIP	126

ITEM 7.	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS	127
A.	MAJOR STOCKHOLDERS	127
B.	RELATED PARTY TRANSACTIONS	128
C.	INTEREST OF EXPERTS AND COUNSEL	129

ITEM 8.	FINANCIAL INFORMATION	129
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	129
B.	SIGNIFICANT CHANGES	130

ITEM 9.	THE OFFER AND LISTING	130
A.	OFFER AND LISTING DETAILS	130
B.	PLAN OF DISTRIBUTION	132
C.	MARKETS	132

D.	SELLING STOCKHOLDERS	132
E.	DILUTION	132
F.	EXPENSES OF THE ISSUE	132

ITEM 10.	ADDITIONAL INFORMATION	132
A.	SHARE CAPITAL	132
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	133
C.	MATERIAL CONTRACTS	133
D.	EXCHANGE CONTROLS	133
E.	TAXATION	133
F.	DIVIDENDS AND PAYING AGENTS	138
G.	STATEMENT BY EXPERTS	138
H.	DOCUMENTS ON DISPLAY	138
I.	SUBSIDIARY INFORMATION	138

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	138

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	143
D.	AMERICAN DEPOSITARY SHARES	143

PART II		145

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	145

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	145

ITEM 15.	CONTROLS AND PROCEDURES	145

ITEM 16.	RESERVED	146
A.	AUDIT COMMITTEE FINANCIAL EXPERT	146
B.	CORPORATE GOVERNANCE AND CODE OF ETHICS	146
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	147
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	147
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	147
F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	148
G.	CORPORATE GOVERNANCE	148
H.	MINE SAFETY DISCLOSURES	149

PART III		150

ITEM 17.	FINANCIAL STATEMENTS	150

ITEM 18.	FINANCIAL STATEMENTS	150

ITEM 19.	EXHIBITS	F-144

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires, in this annual report:

References to “ADSs” refer to our American Depositary Shares (one ADS represents four preferred shares).

References to the “Annual Report” refer to this annual report on Form 20-F.

References to “Banagrícola” refer to Banagrícola S.A., a company incorporated in Panama, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

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

References to “Bancolombia Panama” refer to Bancolombia (Panama) S.A., a Subsidiary of Bancolombia organized under the laws of the Republic of Panama that provides banking services to non-Panamanian customers.

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

References to “Congress” refer to the national congress of Colombia.

References to “Corfinsura” refer to Corporación Financiera Nacional y Suramericana S.A., as it existed immediately before the Conavi/Corfinsura merger, taking into account the effect of its spin-off of a portion of its investment portfolio effective July 29, 2005.

References to “DTF” refer to the Depósitos a Término Fijo rate, the weighted average interest rate paid by finance corporations, commercial banks and financing companies in Colombia for term deposits with maturities of 90 days.

References to “Factoring Bancolombia” refer to Factoring Bancolombia S.A. Compañía de Financamiento, a Subsidiary of Bancolombia organized under the laws of Colombia that specializes in accounts receivable financing.

References to “Fiduciaria Bancolombia” refer to Fiduciaria Bancolombia S.A. Sociedad Fiduciaria, a Subsidiary of Bancolombia organized under the laws of Colombia which provides trust and fund management services.

i

References to “Leasing Bancolombia” refer to Leasing Bancolombia S.A. Compañía de Financiamiento, a Subsidiary of Bancolombia organized under the laws of Colombia that specializes in leasing activities, offering a wide range of financial leases, operating leases, loans, time deposits and bonds.

References to “NYSE” refer to the New York Stock Exchange.

References to “preferred shares” and “common shares” refer to our outstanding and paid in preferred and common shares, designated as acciones con dividendo preferencial sin derecho a voto and acciones ordinarias, respectively.

References to “Renting Colombia” refer to Renting Colombia S.A., a Subsidiary of Bancolombia organized under the laws of Colombia which provides operating lease and fleet management services for individuals and companies.

References to “Superintendency of Finance” or “SFC” refer to the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a technical entity under the Ministry of Finance and Public Credit with inspection, supervision and control functions over the entities involved in financial activities, capital markets, insurance and any other services related to the management, use or investment of resources collected from the public.

References to “Representative Market Rate” refer to Tasa Representativa del Mercado, the U.S. dollar representative market rate, certified by the SFC. The Representative Market Rate is an economic indicator of the daily exchange rate on the Colombian market spot of currencies. It corresponds to the arithmetical weighted average of the rates of purchase and sale of currencies of interbank transactions of the authorized intermediaries.

References to “Colombian banking GAAP” refer to the generally accepted accounting principles in Colombia and the special accounting regulations of the SFC.

References to “SEC” refer to the U.S. Securities and Exchange Commission.

References to “SMEs” refer to Small and Medium Enterprises.

References to “SMMLV” refer to Salario Mínimo Mensual Legal Vigente the effective legal minimum monthly salary in Colombia. In 2012, the effective legal minimum monthly salary in Colombia was COP 566,700.

References to “peso”, “pesos” or “COP” refer to the lawful currency of Colombia.

References to “Subsidiaries” refer to subsidiaries of Bancolombia in which Bancolombia holds, directly or indirectly, more than 50% of the outstanding voting shares.

References to “U.S.” or “United States” refer to the United States of America.

References to “U.S. dollar”, “USD”, and “US$” refer to the lawful currency of the United States.

References to “UVR” refer to Unidades de Valor Real, a Colombian inflation-adjusted monetary index calculated by the board of directors of the Central Bank and generally used for pricing home-mortgage loans.

References to “Valores Bancolombia” refer to Valores Bancolombia S.A. Comisionista de Bolsa, a Subsidiary of Bancolombia organized under the laws of the Republic of Colombia that provides brokerage and asset management services.

The term “billion” means one thousand million (1,000,000,000).

The term “trillion” means one million million (1,000,000,000,000).

ii

Our fiscal year ends on December 31, and references in this Annual Report to any specific fiscal year are to the twelve-month period ended December 31 of such year. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements which may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but instead represent only the Bank’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside the Bank’s control. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “predict”, “target”, “forecast”, “guideline”, “should”, “project” and similar words and expressions are intended to identify forward-looking statements. It is possible that the Bank’s actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

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

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

The accounting practices used in the preparation of the Bank’s consolidated financial statements follow Colombian banking GAAP. Together, these requirements differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 31 to the Bank’s audited consolidated financial statements included in this Annual Report provides a description of the principal differences between Colombian banking GAAP and U.S. GAAP as they relate to the Bank’s audited consolidated financial statements and provides a reconciliation of consolidated net income and consolidated stockholders’ equity for the years and dates indicated herein. References to Colombian banking GAAP in this Annual Report are to Colombian GAAP as supplemented by the applicable regulations of the SFC.

For consolidation purposes under Colombian banking GAAP, financial statements of the Bank and its Subsidiaries must be prepared under uniform accounting policies. In order to comply with this requirement, financial statements of foreign Subsidiaries were adjusted as required by Colombian regulations.

In July 2009 Congress approved Law 1314 of 2009, which introduced changes in the accounting, audit and information disclosures with the aim of converging with “International Financial Reporting Standards – IFRS”, although current regulations could differ in certain subjects from those in other countries.  In accordance with Decree 2784 of 2012, those regulations are effective for annual and interim fiscal years beginning after December 31, 2014.

For 2012, the Bank’s consolidated financial statements include entities in which it holds, directly or indirectly, 50% or more of the outstanding voting rights. The Bank consolidates directly Leasing Bancolombia, Fiduciaria Bancolombia. Banca de Inversión, Tuya S.A. Compañía de Financiamiento, Bancolombia Puerto Rico Internacional Inc., Bancolombia Panamá, Valores Bancolombia, Factoring Bancolombia and Patrimonio Autónomo Cartera LBC. Some of the Bank’s Subsidiaries also consolidate their own subsidiaries. Bancolombia Panamá consolidates Bancolombia Cayman S.A., Sistema de Inversiones y Negocios S.A. Sinesa, Suleasing International USA, Inc. and Banagrícola (which, in turn, consolidates Inversiones Financieras Banco Agrícola S.A. IFBA, Banco Agrícola, Arrendadora Financiera S.A. Arfinsa, Credibac S.A. de C.V., Valores Banagrícola S.A. de C.V., Banagrícola Guatemala S.A., Bagrícola Costa Rica and UFF Móvil S.A.S.). Banca de Inversión consolidates BIBA Inmobiliaria S.A.S., Valores Simesa S.A., Inversiones CFNS S.A.S., CFNS Infraestructura S.A.S. and Vivayco S.A.S. Leasing Bancolombia consolidates Leasing Perú S.A., Renting Colombia (which, in turn, consolidates Arrendamiento Operativo CIB S.A.C., Capital Investments SAFI S.A., Fondo de Inversión en Arrendamiento Operativo Renting Perú, and Transportempo S.A.S.). Valores Bancolombia consolidates Valores Bancolombia Panamá S.A. and Suvalor Panamá Fondo de Inversión S.A. and Fiduciaria Bancolombia consolidates FiduPerú S.A. Sociedad Fiduciaria. See “Item 4. Information on the Company – C. Selected Organizational Structure” for an organizational chart depicting Bancolombia and its subsidiaries.

Currencies

The Bank maintains accounting records in pesos. The audited consolidated financial statements of Bancolombia as of December 31, 2012, and 2011 and for three years ended December 31, 2012 (collectively, including the notes thereto, the “Financial Statements”) contained in this Annual Report are expressed in pesos.

This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of COP 1,768.23 per USD 1.00, which corresponds to the Representative Market Rate calculated on December 31, 2012 the last business day of the year. The Representative Market Rate is computed and certified by the SFC, the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including Bancolombia). The SFC also calculates and certifies the average Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to pesos. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 29, 2013, the Representative Market Rate was COP 1,833.70 per USD 1.00.

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

The selected consolidated financial data as of December 31, 2012 and 2011, and for each of the three fiscal years in the period ended December 31, 2012 set forth below has been derived from the Bank’s audited consolidated financial statements included in this Annual Report. The selected consolidated financial data as of December 31, 2010, 2009 and 2008, and for each of the two fiscal years in the period ended December 31, 2009 set forth below have been derived from the Bank’s audited consolidated financial statements for the respective periods, which are not included herein.

The selected consolidated financial data should be read in conjunction with the Bank’s consolidated financial statements, related notes thereto, and the reports of the Bank’s independent registered public accounting firms.

Differences Between Colombian banking GAAP and U.S. GAAP Results

The Bank’s consolidated financial statements have been prepared in accordance with Colombian banking GAAP, which are the accounting principles and policies that are summarized in “Note 2. Summary of Significant Accounting Policies” to the Bank’s Financial Statements included in this Annual Report. These accounting principles and policies differ in some significant respects from U.S. GAAP.

Consolidated net income attributable to the controlling interest under U.S. GAAP for the year ended December 31, 2012 was COP 1,633,563 million (compared with COP 1,043,636 million for fiscal year 2011 and COP 1,544,761 million for fiscal year 2010). A reconciliation of consolidated net income and consolidated stockholders’ equity under U.S. GAAP is included in “Note 31. Differences between Colombian Accounting Principles for Banks and U.S. GAAP” to the Financial Statements included in this Annual Report.

	As of and for the year ended December 31,
	2012(1)		2012		2011		2010		2009		2008
	(in millions of COP and thousands of USD (1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED STATEMENT OF OPERATIONS:
Colombian banking GAAP:
Interest income	USD	4,333,081	COP	7,661,883	COP	5,945,594	COP	4,960,640	COP	6,427,698	COP	6,313,743
Interest expense		(1,637,151)		(2,894,860)		(2,042,006)		(1,571,581)		(2,625,416)		(2,753,341)
Net interest income		2,695,930		4,767,023		3,903,588		3,389,059		3,802,282		3,560,402

Provisions for loans, finance leases and accrued interest losses, net of recoveries (2)		(606,550)		(1,072,520)		(596,417)		(512,585)		(1,103,595)		(1,155,262)
Provision for foreclosed assets and other assets, net of recoveries(3)		(21,690)		(38,353)		(2,288)		(35,130)		(49,779)		22,095
Net interest income after provisions		2,067,690		3,656,150		3,304,883		2,841,344		2,648,908		2,427,235

Fees and income from services and other operating income, net (4)		1,493,095		2,640,137		2,359,821		2,115,970		1,886,949		1,964,084
Operating expenses		(2,353,981)		(4,162,382)		(3,606,348)		(3,098,479)		(2,895,145)		(2,639,997)
Net operating income		1,206,804		2,133,905		2,058,356		1,858,835		1,640,712		1,751,322

Net non-operating income excluding minority interest		23,153		40,938		87,406		99,293		93,232		31,888
Minority interest (loss)		(3,237)		(5,723)		(11,351)		(13,217)		(15,081)		(18,511)
Income before income taxes		1,226,720		2,169,120		2,134,411		1,944,911		1,718,863		1,764,699

Income taxes		(264,150)		(467,074)		(470,517)		(508,417)		(462,013)		(474,056)
Net income	USD	962,570	COP	1,702,046	COP	1,663,894	COP	1,436,494	COP	1,256,850	COP	1,290,643

Weighted average of Preferred and Common Shares outstanding(5)				845,531,918		787,827,003		787,827,003		787,827,003		787,827,003
Basic and Diluted net income per share(5)		1.14		2,013		2,112		1,823		1,595		1,638
Basic and Diluted net income per ADS		4.55		8,052		8,448		7,292		6,380		6,552
Cash dividends declared per share				754		708		669		637		624
Cash dividends declared per share (stated in U.S. Dollars)				0.43		0.36		0.35		0.31		0.28
Cash dividends declared per ADS				3,016		2,832		2,675		2,547		2,496
Cash dividends declared per ADS (stated in U.S. Dollars)				1.71		1.46		1.40		1.25		1.11

U.S. GAAP:(6)
Net income attributable to the controlling interest	USD	923,841	COP	1,633,563 (6)	COP	1,043,636 (6)	COP	1,544,761 (6)	COP	1,172,524 (6)	COP	849,920
Basic and Diluted net income per common share (7)		1.09		1,932		1,325		1,961		1,488		1,079
Basic and Diluted net income per ADS (7) (8)		4.37		7,728		5,300		7,844		5,952		4,316

(1)	Amounts stated in U.S. dollars have been converted at the rate of COP 1,768.23 per USD 1.00, which is the Representative Market Rate calculated on December 31, 2012 (the last business day of 2012), as reported by the SFC. Such translation should not be construed as representations that the Colombian pesos amount represent, or have been or could be converted into, United States at that or any other rate.

(2)	Represents the provision for loans, accrued interest losses and other receivables, net and recovery of charged-off loans. Includes a provision for accrued interest losses amounting to COP 48,085 million, COP 31,852 million, COP 33,540 million, COP 46,840 million and COP 58,721 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

(3)	Represents the provision for foreclosed assets and other assets and the recovery of provisions for foreclosed assets and other assets.

(4)	Represents the total fees and income from services, net and total other operating income.

(5)	The weighted average of preferred and common shares outstanding for fiscal year 2012 includes 335,827,334 preferred shares and 509,704,584 common shares, and for fiscal years 2011, 2010, 2009 and 2008, includes 278,122,419 preferred shares and 509,704,584 common shares.

(6)	Refer to “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP” of our Financial Statements included in this Annual Report.

(7)	Net income per share under U.S. GAAP is presented on the basis of net income available to common stockholders divided by the weighted average number of common shares outstanding (509,704,584 for 2012, 2011, 2010, 2009 and 2008). See “Note 31. Differences Between Colombian Accounting Principles for Banks and U.S. GAAP”.

(8)	Basic and diluted net income per ADS for any period is defined as basic and diluted net income per share multiplied by four as each ADS is equivalent to four preferred shares of Bancolombia. Basic and diluted net income per ADS should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity.

CONSOLIDATED BALANCE SHEET

	As of the year ended December 31,
	2012(1)		2012			2011			2010		2009		2008
	(in millions of COP and thousands of USD (1), except per share and per American Depositary Share (“ADS”) amounts)
CONSOLIDATED BALANCE SHEET
Colombian banking GAAP:
Assets:
Cash and due from banks	USD	4,040,207	COP	7,144,015		COP	6,818,307		COP	5,312,398	COP	4,983,569	COP	3,870,927
Funds sold and securities purchased under agreements to resell		579,722		1,025,082			910,690			842,636		2,388,790		1,748,648
Investment securities, net		7,099,931		12,554,311			9,958,191			8,675,762		8,914,913		7,278,276
Loans and financial leases, net		37,743,416		66,739,040			58,575,846			46,091,877		39,610,307		42,508,210
Accrued interest receivable on loans and financial leases, net		296,364		524,041			439,189			317,532		338,605		505,658
Customers’ acceptances and derivatives		442,824		783,014			741,296			784,888		205,367		272,458
Accounts receivable, net		703,112		1,243,263			1,016,985			797,715		806,885		828,817
Premises and equipment, net		758,780		1,341,698			1,622,311			1,174,625		992,041		1,171,117
Premises and equipment under operating leases, net		1,239,617		2,191,928			1,380,057			1,006,108		843,054		726,262
Foreclosed assets, net		47,968		84,818			53,194			70,277		80,668		24,653
Prepaid expenses and deferred charges, net		437,121		772,930			785,456			319,864		185,811		132,881
Goodwill		323,133		571,373			679,861			750,968		855,724		1,008,639
Other assets		1,181,377		2,088,947			1,697,648			1,185,977		922,265		1,093,850
Reappraisal of assets		481,793		851,920			783,989			764,529		736,366		612,683
Total assets	USD	55,375,365	COP	97,916,380		COP	85,463,020		COP	68,095,156	COP	61,864,365	COP	61,783,079

Liabilities and stockholders’ equity:
Deposits	USD	36,284,150	COP	64,158,720		COP	52,434,492		COP	43,538,967	COP	42,149,330	COP	40,384,400
Borrowings(3)		2,981,235		5,271,508			7,458,926			5,250,587		4,039,150		5,947,925
Other liabilities		9,545,815		16,879,197			16,576,242			11,358,462		8,643,056		9,333,909
Stockholder’ equity		6,564,165		11,606,955			8,993,360			7,947,140		7,032,829		6,116,845
Total liabilities and stockholders’ equity	USD	55,375,365	COP	97,916,380		COP	85,463,020		COP	68,095,156	COP	61,864,365	COP	61,783,079

U.S. GAAP:
Stockholders’ equity attributable to the controlling interest	USD	6,303,190	COP	11,145,490	(2)	COP	8,589,202	(2)	COP	8,069,346	COP	7,095,266	COP	6,422,815
Stockholders’ equity per share(4) (5)		7,455		13,182			10,902			10,243		9,006		8,153
Stockholders’ equity per ADS(4) (5)		29,820		52,728			43,608			40,972		36,024		32,612

(1)	Amounts stated in U.S. dollars have been converted at the rate of COP 1,768.23 per USD 1.00, which is the Representative Market Rate calculated on December 31, 2012, the last business day of the year, as reported by the SFC. Such conversions should not be construed as representations that the peso amounts represent, or have been or could be converted into, United States dollars at the Representative Market Rate or any other rate.

(2)	Refer to “Note 31, Differences between Colombian Accounting Principles for Banks and U.S. GAAP” to the Financial Statements included in this Annual Report.

(3)	Includes interbank borrowing, development and other domestic banks.

(4)	On February 6, 2012, Bancolombia issued 63,999,997 preferred shares in a public offering, 43,543,793 preferred shares were issued in a local preemptive rights offering, at a price of COP 26,000 per share and in the offering outside of Colombia, 5,114,051 ADSs, representing 20,456,204 preferred shares were issued at a price of USD 60 per ADS.

(5)	The weighted average (rounded to the nearest million) of preferred and common shares outstanding was 845 million for the fiscal year ended December 31 2012 and 788 million for the fiscal year ended December 31, 2011, 2010, 2009 and 2008. Stockholders’ equity per share is equal to stockholders’ equity under U.S. GAAP divided by the weighted average of preferred and common shares outstanding, stockholders’ equity per ADS is equal to stockholders’ equity per share multiplied by four preferred shares of Bancolombia (each ADS is equivalent to four preferred shares of Bancolombia). Stockholders’ equity per share and stockholders’ equity per ADS should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity. The non-GAAP financial measures described in this footnote are not a substitute for the GAAP measures of financial performance. Should not be considered as an alternate measure of stockholders’ equity as determined on a consolidated basis using amounts derived from the consolidated balance sheet prepared in accordance with Colombian banking GAAP.

See ―“Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – A.3. Dividend Policy”, for information about the dividends declared per share in both pesos and U.S. dollars during the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008.

SELECTED RATIOS

	As of and for the year ended December 31,
	2012	2011	2010	2009	2008
	(Percentages, except for operating data)
SELECTED RATIOS:(1)
Colombian banking GAAP:
Profitability ratios:
Net interest margin(2)	6.49	6.17	6.38	7.22	7.64
Return on average total assets(3)	1.92	2.20	2.27	2.01	2.34
Return on average stockholders’ equity(4)	15.97	20.22	19.71	19.59	23.68
Efficiency Ratio:
Operating expenses as a percentage of interest, fees, services and other operating income	56.19	57.58	56.28	50.89	47.79
Capital ratios:
Period-end stockholders’ equity as a percentage of period-end total assets	11.85	10.52	11.67	11.37	9.90
Period-end regulatory capital as a percentage of period-end risk- weighted assets(5)	15.77	12.46	14.67	13.23	11.24
Credit quality data:
Non-performing loans as a percentage of total loans(6)	1.76	1.52	1.91	2.44	2.35
“C”, “D” and “E” loans as a percentage of total loans(9)	3.96	3.82	4.32	5.11	4.40
Allowance for loan and accrued interest losses as a percentage of non-performing loans	268.96	306.94	274.36	241.08	224.53
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans(7)	119.30	121.69	121.45	115.25	120.21
Allowance for loan and accrued interest losses as a percentage of total loans	4.72	4.65	5.24	5.89	5.29

OPERATING DATA:
Number of branches(8)	993	952	921	889	890
Number of employees(9)	24,820	24,126	22,992	21,201	19,728

(1)	Ratios were calculated on the basis of monthly averages.
(2)	Net interest income divided by average interest-earning assets.
(3)	Net income divided by average total assets.
(4)	Net income divided by average stockholders’ equity.
(5)	For an explanation of risk-weighted assets and Technical Capital, see “Item 4. Information on the Company – B. Business Overview – B.8. Supervision and Regulation – Capital Adequacy Requirements”.

(6)	Non-performing loans are small business loans that are past due 30 days or more, mortgage and consumer loans that are past due 60 days or more and commercial loans that are past due 90 days or more. (Each category includes financial leases.)
(7)	The decrease in this coverage ratio is explained by the formation of PDLs during the year, which was faster than the pace of increase in allowances in the balance sheet. See “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Classification of the loan portfolio and Credit Categories for a description of ‘C’, ‘D’ and ‘E’ Loans”.
(8)	Number of branches includes branches of the Bank’s Subsidiaries.
(9)	The number of employees includes employees of the Bank’s consolidated Subsidiaries.

Exchange Rates

On March 27, 2013, the Representative Market Rate was COP 1,832.20 per USD 1.00. The Federal Reserve Bank of New York does not report a rate for pesos; the SFC calculates the Representative Market Rate based on the weighted average of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including Bancolombia, for the purchase and sale of U.S. dollars.

The following table sets forth the low and high peso per U.S. dollar exchange rates and the peso/U.S. dollar representative market rate on the last day of the month, for each of the last six months:

Recent exchange rates of pesos per U.S. dollars
Month	Low	High	Period-End

March 2013	1,797.28	1,832.20	1,832.20
February 2013	1,776.20	1,818.54	1,814.28
January 2013	1,758.45	1,779.84	1,775.65
December 2012	1,768.23	1,813.73	1,768.23
November 2012	1,813.72	1,828.80	1,813.72
October 2012	1,795.40	1,831.25	1,831.25

Source: SFC.

The following table sets forth the peso/U.S. dollar representative market rate on the last day of the year and the average peso/U.S. dollar representative market rate (calculated by using the average of the Representative Market Rates on the last day of each month during the year) for each of the five most recent financial years.

Peso/USD 1.00
Representative Market Rate
Period	Period-End	Average

2012	1,768.23	1,798.08
2011	1,942.70	1,852.83
2010	1,913.98	1,901.67
2009	2,044.23	2,179.64
2008	2,243.59	1,993.80

Source: SFC.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

The Bank’s financial condition, results of operations and asset quality are significantly dependent on the macroeconomic and political conditions prevailing in Colombia, El Salvador, Panama and the other jurisdictions in which the Bank operates. Accordingly, decreases in the growth rate, periods of negative growth, increases in inflation, changes in policy, or future judicial interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia, El Salvador or the other jurisdictions where the Bank operates may affect the overall business environment and may in turn impact the Bank’s financial condition and results of operations.

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

The economies of the countries where the Bank operates are vulnerable to external effects that could be caused by significant economic difficulties experienced by their major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on such countries economic growth and their ability to service their public debt.

A significant decline in the economic growth or a sustained economic downturn of any of Colombia’s or El Salvador’s major trading partners (i.e., United States, China, Venezuela and Ecuador for Colombia and the United States for El Salvador) could have a material adverse impact on Colombia’s and El Salvador’s balance of trade and remittances inflows, resulting in lower economic growth.

Deterioration in the economic and political situation of neighboring countries could affect national stability or the Colombian economy by disrupting Colombia’s diplomatic or commercial relationships with these countries. Political tensions between Colombia and Venezuela in recent years have produced lower trade levels that have adversely impacted economic activity. Although relations with Venezuela have improved significantly with the current Government, the possibility of any further resurgence in tensions between the two countries may cause political and economic uncertainty, instability, market volatility, lower confidence levels and higher risk aversion by investors and market participants that may negatively affect economic activity in Colombia and El Salvador.

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

Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels. In response, the Colombian Government has implemented various security measures and has strengthened its military and police forces by creating specialized units, and currently is in the process of negotiating a peace treaty with the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia) (FARC). Despite these efforts, drug-related crime and guerilla activity continue to exist in Colombia. These activities, their possible escalation and the violence associated with them may have a negative impact on the Colombian economy or on the Bank in the future. The Bank’s business or financial condition and the market value of the Bank’s securities and any dividends distributed by it, could be adversely affected by rapidly changing economic and social conditions in Colombia and by the Colombian Government’s response to such conditions.

Risk Factors Relating to the Bank’s Business and the Banking Industry

Changes in banking laws and regulations in Colombia and in other jurisdictions where the Bank operates could adversely affect the Bank’s consolidated results.

Changes in banking laws and regulations, or in their official interpretation, in Colombia and in other jurisdictions where the Bank operates, may have a material effect on the Bank’s business and operations. Since banking laws and regulations change frequently, they could be adopted, enforced or interpreted in a manner that may have an adverse effect on the Bank’s business.

Although Bancolombia currently complies with applicable capital requirements, there can be no assurance that future regulation will not change or require Bancolombia or its subsidiaries to seek additional capital. Moreover, regulators in other jurisdictions have not reached consensus as to the appropriate level of capitalization for financial services institutions. Regulators in the jurisdictions where Bancolombia operates may alter the current regulatory capital requirements to which Bancolombia is subject and thereby require equity increases that could dilute existing stockholders, lead to required asset sales or adversely impact the return on stockholders’ equity and/or the market price of the Bank’s common and preferred shares.

In 2012, a new regulation relating to capital adecquacy requirements (Decree 1771 of 2012) was issued. For further details on the changes set forth in the new regulations, see“Item 4. Information on the Company – B. Business Overview - B.8 Supervision and Regulation - capital adecquacy requirements”.

Banking regulations, accounting standards and corporate disclosure applicable to the Bank and its subsidiaries differ from those in the United States and other countries.

While many of the policies underlying Colombian banking regulations are similar to those underlying regulations applicable to banks in other countries, including those in the United States, Colombian regulations can differ in a number of material respects. For example, capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations and may differ from those in effect in other countries. The Bank prepares its annual audited financial statements in accordance with Colombian banking GAAP, which differs from U.S. GAAP and International Financial Reporting Standards (“IFRS”). Thus, Colombian financial statements and reported earnings may differ from those of companies in other countries in these and other respects. Some of the differences affecting earnings and stockholders’ equity include, but are not limited to the accounting treatment for restructuring, loan origination fees and costs, equity tax, securitization, fair value adjustment in debt securities, deferred income taxes and the accounting treatment for business combinations. Moreover, under Colombian banking GAAP, allowances for non-performing loans are computed by establishing each non-performing loan’s individual inherent risk using criteria established by the SFC that differ from those used under U.S. GAAP. See “Item 4. Information on the Company – E. Selected Statistical Information – E.4. Summary of Loan Loss Experience – Allowance for Loan Losses”.

The Colombian Government is currently undertaking a review of present regulations relating to accounting, audit, and information disclosure, with the intention of seeking convergence with international standards. Nevertheless, current regulations continue to differ in certain respects from those in other countries. In addition, there may be less publicly available information about the Bank than is regularly published by or about U.S. issuers or issuers in other countries and any changes in those regulations would become effective in 2015.

The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where it operates, and any sanctions, fines and other penalties resulting from such inspections and audits could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

The Bank is subject to comprehensive regulation and supervision by the banking authorities of Colombia, El Salvador and the other jurisdictions in which the Bank operates. These regulatory authorities have broad powers to adopt regulations and impose other requirements affecting or restricting virtually all aspects of the Bank’s capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by banks. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits to operate its business. In Colombia, for instance, in the event the Bank encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over the Bank’s management and operations. Any sanctions, fines and other penalties resulting from non-compliance with regulations in Colombia and in the other jurisdictions where the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

An increase in constitutional public interest actions (acciones populares), class actions (acciones de grupo) and other legal actions involving claims for significant monetary awards against financial institutions may affect the Bank’s businesses and results of operations.

Under the Colombian Constitution, individuals may initiate constitutional public interest or class actions to protect their collective or class rights, respectively. Colombian financial institutions, including the Bank, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and their outcome is uncertain. Pursuant to law 1425 of 2010, monetary awards for plaintiffs in constitutional actions or class actions were eliminated as of January 1, 2011. Nevertheless, individuals continue to have the right to initiate these actions against the Bank.

Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.

In the future, regulations in the jurisdictions where the Bank operates could impose limitations regarding interest rates or fees charged by the Bank. Any such limitations could materially and adversely affect the Bank’s results of operations and financial situation.

In the past, there have been disputes in Colombia among commercial businesses, payment service providers and banks regarding credit card interbank exchange fees (tarifa interbancaria de intercambio). Although such disputes have been resolved, the Superintendency of Industry and Commerce and may initiate new investigations relating to such fees. This possibility may lead to additional decreases, which in turn could impact the Bank’s financial results.

Furthermore, pursuant to article 62 of law 1430 of 2010, Congress granted the Government power and authority to establish and define criteria and formulas applicable to the calculation of banking fees and charges and the authority to define maximum limits to banking fees and charges. On December 20, 2011 the Government used the authority granted by law 1430 of 2010 and enacted Decree 4809 of 2011 in which it set forth caps to bank fees that may be charged on withdrawals through ATMs outside their own networks.

Currently, an initiative regarding banking fees is being discussed in Congress, and has been approved in its first debate out of four needed for it to become a law. If the law were enacted banks would need to cease charging transactional and service fees from those individuals whose income is equal or under two SMMLV, provided that this benefit would only apply to one savings account per individual. However, the likelihood of this initiative becoming a law is uncertain given that there have been two similar unsuccessful initiatives discussed in Congress in recent years.

In addition, recent Law 1555 of 2012 prohibits prepayment penalties for loans worth less than 880 SMMLV (mortgage loans are excluded).

Further limits or regulations regarding banking fees and uncertainties with respect thereto, could have a negative effect on our results of operations and financial condition.

The Bank and most of its subsidiaries are subject to the U.S. Foreign Account Tax Compliance Act of 2010.

Bancolombia and most of its subsidiaries are considered foreign financial institutions (“FFIs”) under Foreign Account Tax Compliance Act of 2010 (“FATCA”) (see “Item 4. Information on the Company – B. Business Overview – B.8. Supervision and Regulation – International regulations applicable to Bancolombia and its subsidiaries”). Given the size and the scope of our group’s international operations, we intend to take all necessary steps to comply with FATCA (including entering into agreements with the U.S. tax authority). However, if the Group cannot enter into such agreements or satisfy the requirements thereunder, certain payments to Bancolombia or its subsidiaries may be subject to withholding under FATCA. The possibility of such withholding and the need for accountholders and investors to provide certain information may adversely affect our results of operations and financial condition. In addition, entering into agreements with the IRS compliance with the terms of such agreements and with FATCA, any regulations or other guidance promulgated thereunder or any legislation promulgated under an intergovernmental agreement (“IGA”) may increase our compliance costs. We are currently in the process of estimating the costs and commercial impact of implementing FATCA compliance on a group wide level. Because legislation and regulations implementing FATCA in the countries where we operate and the IGAs remain under development, the future impact of this law on the Bancolombia Group is still uncertain.

The Bank is subject to credit risk, and estimating exposure to credit risk involves subjective and complex judgments.

A number of our products expose the Bank to credit risk, including loans, financial leases, lending commitments and derivatives.

The Bank estimates and establishes reserves for credit risk and potential credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. This process is also subject to human error as the Bank’s employees may not always be able to assign an accurate credit rating to a client, which may result in the Bank’s exposure to higher credit risk than indicated by the Bank’s risk rating system. The Bank may not be able to timely detect these risks before they occur, or due to limited resources or available infrastructure, the Bank’s employees may not be able to effectively implement its credit risk management system, which may increase its exposure to credit risk. Moreover, the Bank’s failure to continuously refine its credit risk management system may result in a higher risk exposure for the Bank, which could materially and adversely affect its results of operations and financial position.

Overall, if the Bank is unable to effectively control the level of non-performing or poor credit quality loans in the future, or if its loan loss reserves are insufficient to cover future loan losses, the Bank’s financial condition and results of operations may be materially and adversely affected.

In addition, the amount of the Bank’s non-performing loans may increase in the future as a result of factors beyond the Bank’s control, such as changes in the income levels of the Bank’s borrowers, increases in the inflation rate or an increase in interest rates, the impact of macroeconomic trends and political events affecting Colombia and other jurisdictions where the Bank operates or has exposure, or events affecting specific industries. Any of these developments could have a negative effect on the quality of the Bank’s loan portfolio, causing the Bank to increase provisions for loan losses and resulting in reduced profits or in losses.

The Bank is subject to credit risk with respect to its non-traditional banking businesses including investing in securities and entering into derivatives transactions.

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

The Bank is subject to concentration of default risks in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.

As of December 31, 2012, the aggregate outstanding principal amount of the Bank’s 25 largest credit exposures, on a consolidated basis, represented approximately 11.92% of the loan portfolio, and no single exposure represented more than 1% of the loan book. Also, 100% of those loans were corporate loans and 100% of these relationships were classified as “A”. However, problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position, see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio – Borrowing Relationships”.

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

The Bank is subject to market risk.

The Bank is directly and indirectly affected by changes in market conditions. Market risk, or the risk of losses in positions arising from movements in market prices, is inherent in the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt, short-term borrowings, proprietary trading in assets and liabilities and derivatives. Changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others.

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

The Bank’s debt securities portfolio is primarily composed of sovereign debt securities, including securities issued or guaranteed by the Colombian Government. Therefore, the Bank’s results are exposed to credit, market, and liquidity risk associated with sovereign debt. As of December 31, 2012, the Bank’s total debt securities represented 11.66% of its total assets, and 54.27% of these securities were issued or backed by the Colombian Government. A significant decline in the value of the securities issued or guaranteed by the Colombian Government could adversely affect the Bank’s debt securities portfolio and consequently the Bank’s results of operations and financial position.

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

The Bank’s businesses are dependent on the ability to process a large number of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee errors, technological failures and failure to properly document transactions or to obtain proper internal authorization, failure to comply with regulatory requirements, breaches of conduct of business rules, equipment failures, natural disasters or the failure of external systems. The Bank’s currently adopted procedures may not be effective in controlling each of the operational risks faced by the Bank.

The Bank’s businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of its risk management, reputation and internal control system as well as its financial condition and results of operations.

All of the Bank’s principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information at its various branches across numerous markets, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing systems is critical to the Bank’s businesses and to its ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect the Bank’s decision-making process, its risk management and internal control systems, the quality of its service, and the Bank’s ability to respond on a timely basis to changing market conditions. If the Bank cannot maintain an effective data collection and management system, its business operations, financial condition, reputation and results of operations could be materially and adversely affected. The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience operational problems with its information systems as a result of system failures, viruses, computer hackers or other causes. Any material disruption or slowdown of its systems could cause information, including data related to customer requests and other client information, to be lost, compromised, or to be delivered to the Bank’s clients with delays or errors, which could reduce demand for the Bank’s services and products, result in additional costs for the Bank, and could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is subject to cyber security risk.

The bank is subject to cyber security risk which includes the unauthorized access to privileged information, technological assaults on the infrastructure of the Bank with the aim of stealing information, committing fraud or interfering with regular service and the interruption of the Bank’s services to some of its clients or users due to the exploitation and materialization of these vulnerabilities.

The risk methodology used by the Bank allows for the evaluation of residual risk, and has resulted in a low level of risk of potential cyber-attacks. The controls that the Bank has implemented in order to anticipate, identify, and offset these threats, have been effective in maintaining cyber security risk at a low level. Any failure by the Bank to detect cyber security risk in a timely manner could result in a negative impact on the Bank’s results of operations and financial condition.

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

The Bank is exposed to the risk of natural disasters such as earthquakes, volcanic eruptions, tornadoes, tropical storms, floods, wind and hurricanes in the regions where it operates. In the event of a natural disaster, unanticipated problems with the Bank’s disaster recovery systems could have a material adverse effect on the Bank’s ability to conduct business in the affected region, particularly if those problems affect its computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of the Bank’s local employees and managers were unavailable in the event of a disaster, its ability to effectively conduct business could be severely compromised. In addition, the Bank’s clients located in the affected region may be severely impacted and may not be able to continue paying the obligations they have with the Bank. A natural disaster or multiple catastrophic events could have a material adverse effect on the Bank’s business and results of operations in the affected region.

Acquisitions and strategic partnerships may not perform in accordance with expectations or may disrupt the Bank’s operations and adversely affect its profitability.

An element of the Bank’s business strategy is to identify and pursue growth-enhancing strategic opportunities. The Bank may base assessments of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, investments and alliances, including the pending acquisition of a minority interest in Banco Agromercantil and the pending acquisition of HSBC Bank Panama (see “Item 4. Information on the Company. – A. History and development of the company – Recent Developments”), may not produce anticipated synergies or perform in accordance with the Bank’s expectations and could adversely affect its operations and profitability.

The Bank’s concentration in and reliance on short-term deposits may increase its funding costs.

The Bank’s principal source of funds are short-term deposits, which represented a share of 74.3% of total liabilities at the end of 2012 compared to 68.6% and 72.4% at the end of 2011 and 2010, respectively. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking system and money markets where the Bank operates, the Bank may not be able to maintain its current level of funding without incurring higher costs or selling assets at prices below their prevailing market value.

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

Our credit ratings are an important component of our liquidity profile. A downgrade in our credit ratings would increase our cost of raising funds in the capital markets or of borrowing funds. Due to regulatory or internal policies, certain Colombian institutional investors are only permitted to purchase debt securities that are rated “AAA” by Colombian credit rating agencies. Purchase of our securities by these investors could be prohibited if we suffer a decline in our local credit rating. Our ability to renew maturing debt could be restricted and more expensive if our credit rating were to decline. Our lenders and counterparties in derivative transactions are sensitive to the risk of a credit rating downgrade. A downgrade in our credit rating may adversely affect perception of our financial stability and our ability to raise deposits, which could make us less successful when competing for deposits and loans in the market place. Our ability to successfully compete depends on various factors, including our financial stability as reflected by our credit ratings.

A new insolvency law in Colombia may limit our ability to collect and enforce claims against non-merchants.

On June 12, 2012, Congress enacted Law 1564 of 2012 which provides insolvency protection for non-merchant individuals. In addition, on December 21, 2012, the Ministry of Justice and Law issued Decree 2677 of 2012 to regulate certain aspects set forth in Law 1564. Under the new insolvency regulations, once a non-merchant individual has ceased paying its debts, such individual can initiate a voluntary insolvency proceeding before a notary public or mediator to reach an agreement with its creditors. The terms of any agreement reached with a group of creditors (two or more) that represents more than 50% of the total amount of the claims will be mandatorily applicable to all relevant creditors.

As a result of these agreements, the Bank may not be able to recover the total amount of its claims. The increased debtor protections contemplated by this law, including an automatic stay for a maximum of 90 days, could also make it more difficult for us to enforce debt and other monetary obligations, which could have an adverse impact on our results of operations and financial condition.

The Central Bank may impose requirements on our (and other Colombian residents’) ability to obtain loans in foreign currency.

The Central Bank may impose certain mandatory deposit requirements in connection with foreign currency-denominated loans obtained by Colombian residents, including the Bank. Although no mandatory deposit requirement is currently in effect, a mandatory deposit requirement was set at 40% in 2008 after the Colombian peso appreciated against foreign currencies. Although we cannot predict or control future actions by the Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage, the use of such measures by the Central Bank may be a disincentive for the Bank and our clients to obtain loans denominated in a foreign currency.

Risks Relating to the Preferred Shares and the American Depositary Shares (“ADSs”).

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

Although ADRs represent Bancolombia’s preferred shares, they are held through a fund of foreign capital in Colombia which is subject to a specific tax regulatory regime. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular those relating to dividends and profits from sale, are not applicable to ADRs, including the Bank’s ADRs. For more information see “Item 10. Additional Information. –E. Taxation –Colombian Taxation”.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Bancolombia is Colombia’s leading financial institution, with a presence in other jurisdictions such as Panama, El Salvador, Puerto Rico, Guatemala, the Cayman Islands, Peru and the United States, providing a wide range of financial products and services to a diversified individual, corporate, and Government customer base throughout Colombia, Latin America and the Caribbean region.

Bancolombia is a stock company (sociedad comercial por acciones, de la especie anónima) domiciled in Medellín, Colombia and operates under Colombian laws and regulations, mainly the Colombian Code of Commerce and the Financial Statute - Decree 663 of 1993 and Decree 2555 of 2010.

Bancolombia was incorporated in Colombia in 1945, under the name Banco Industrial Colombiano S.A. or “BIC”, and is incorporated until 2044. In 1998, the Bank merged with Banco de Colombia S.A., and changed its legal name to Bancolombia S.A. On July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, with Bancolombia as the surviving entity. Through this merger, Bancolombia gained important competitive advantages, as Conavi and Corfinsura were two of the top financial institutions in the Colombian market at the time. Conavi, a mortgage bank in Colombia and one of the strongest in retail operations, significantly increased the Bank’s participation and know-how in these specific markets. On the other hand, Corfinsura, then the largest financial corporation in Colombia and highly regarded for its expertise in handling large and mid-sized corporate credit and financial services, its investment bank and its modern and diversified treasury department, materially strengthened Bancolombia’s multi-banking franchise.

In May 2007, Bancolombia Panamá acquired Banagrícola, which controls several subsidiaries, including Banco Agrícola in El Salvador, and is dedicated to banking, commercial and consumer activities and brokerage. Through its first international acquisition, Bancolombia gained a leadership position in the Salvadorian market.

Since 1995, Bancolombia has maintained a listing on the NYSE, where its ADSs are traded under the symbol “CIB”, and on the Colombian Stock Exchange, where its preferred shares are traded under the symbol “PFBCOLOM”. Since 1981 Bancolombia’s common shares have been traded on the Colombian Stock Exchange under the symbol “BCOLOMBIA”. See “Item 9. The Offer and Listing”.

Bancolombia has grown substantially over the years, both through organic growth and acquisitions. As of December 31, 2012, Bancolombia had, on a consolidated basis:

COP 97,916 billion in total asset;

COP 66,739 billion in total net loans and financial leases;

COP 64,159 billion in total deposits; and

COP 11,607 billion in stockholders’ equity.

Bancolombia’s consolidated net income for the year ended December 31, 2012 was COP 1,702 billion, representing an average return on equity of 15.97% and an average return on assets of 1.92%.

The address and telephone numbers of the Bank’s headquarters are as follows: Carrera 48 # 26-85, Medellín, Colombia; telephone + (574) 404-1837. Our agent for service of process in the United States is Puglisi & Associates, presently located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

RECENT DEVELOPMENTS

Notes public offering

On September 11, 2012, Bancolombia issued USD 1.2 billion of its 5.125% Subordinated Notes due 2022 in a U.S. registered public offering. Of the aggregate principal amount, USD 50 million were placed in the Asian market hours, and USD 1.15 billion were placed in the international markets. The 10-year maturity and 5.125% Subordinated Notes priced at 99.421%.

Disposition of Asesuisa

On September 27, 2012, Bancolombia completed the sale of Asesuisa, an insurance company in the Republic of El Salvador. After obtaining all the required authorizations from the regulators in Colombia and El Salvador, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia, sold to Seguros Suramericana S.A., a Panamanian company linked to Grupo de Inversiones Suramericana, 97.03% of its shares of capital stock of Asesuisa. The total amount received by Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. was USD 98 million. This transaction was completed pursuant to the Purchase and Sale agreement entered into in 2011.

Exchange Offer

On October 10, 2012, Bancolombia announced the results of the private offer to exchange any and all of its outstanding Subordinated Notes due 2017 for Subordinated Notes due 2022, pursuant to an offering memorandum dated September 10, 2012. An aggregate principal amount of USD 200 million of subordinated notes due 2017, representing 50.12% of the USD 400 million aggregate outstanding principal amount of such notes, was tendered and accepted pursuant to the offer.

Acquisition of Interbolsa S.A. SCB Contract Positions on Public Bonds

On November 6, 2012 Interbolsa S.A. Sociedad Comisionista de Bolsa, a brokerage firm, assigned to Bancolombia S.A. its outstanding contractual positions linked to the performance of public bonds. The face value of the assigned outstanding contractual positions totaled approximately COP 1.6 trillion. The net market value of the underlying public bonds was COP 113,400 million. Bancolombia is responsible for the settlement of the outstanding buy/sell contracts entered into by Interbolsa’s proprietary trading desk. The assignment does not include client positions. This transaction was executed with the prior approval of the SFC which exercises administrative control over the stock brokerage firm as its Colombian regulator, as well as with the consideration of Bancolombia Group’s interest in contributing to the stability of the Colombian stock market.

Opening of Branch in Panama

On November 22, 2012, Bancolombia announced the opening of its new branch in Panama. Through this branch Bancolombia will provide Panamanian corporate clients with specialized credit and investment services. The branch in Panama will coexist with Bancolombia’s subsidiary, Bancolombia Panamá S.A., which has been operating with an international banking license in Panama for more than 40 years providing certain financial services to non-Panamanian clients.

Acquisition of Grupo Agromercantil Holding

On December 18, 2012, Bancolombia, through its subsidiary Bancolombia Panamá and BAM Financial Corporation (BFC) entered into a stock purchase agreement, pursuant to which Bancolombia Panamá will purchase from BFC a 40% of the capital stock of the Panamanian company Grupo Agromercantil Holding. Grupo Agromercantil Holding owns the financial conglomerate Grupo Financiero Agromercantil of Guatemala, which includes Banco Agromercantil BAM of Guatemala, Mercom Bank Ltd, an offshore bank based in Barbados, and Seguros Agromercantil of Guatemala, among others. Agromercantil has total assets of approximately USD 2,233 million. Bancolombia Panamá will pay a total of USD 216 million to BFC for the 40% interest. Following the transaction, BFC will continue to hold 60% of the capital stock of Grupo Agromercantil Holding. Completion of the transaction is subject to regulatory approvals in Colombia, Guatemala, Barbados and Panama and the satisfaction of other conditions. Bancolombia Panamá and BFC entered into a shareholders agreement the enforceability of which is subject to the completion of the transaction and that provides, among other things, for the acquisition by Bancolombia Panamá of a controlling interest in Grupo Agromercantil Holding in the medium term.

Legal proceeding against Banco Agrícola in El Salvador

On December 19, 2012 a decision was issued by the courts of El Salvador in a lawsuit against Banco Agrícola granting damages to the plaintiff in an amount of USD 366 million for the alleged failure of Banco Agrícola to return certain assets that were attached in a debt collection lawsuit. The judicial decision was appealed by Banco Agrícola on December 21, 2012 and the request for appeal has been accepted. In the event that the appeal is not favorable to Banco Agrícola it could further appeal the matter through an extraordinary recourse (recurso de casacion) to the civil chamber of the Supreme Court of Justice of El Salvador. Management, considering the advice of Banco Agricola's external legal counsel, believes that the appeal will be favorable to Banco Agrícola and any contingency derived from this lawsuit is deemed remote.

Purchase of HSBC Bank (Panama) S.A.

On February 19, 2013 Bancolombia S.A. entered into an agreement with HSBC Holdings plc’s Latin American holding company, HSBC Latin America Holdings (UK) Limited (“HSBC”), to acquire HSBC Bank (Panama) S.A. (“HSBC Panama”). The agreement provides for Bancolombia to pay total cash consideration of USD 2.1 billion, subject to certain customary adjustments based upon estimated net asset value at completion of USD 700 million, in exchange for 100% of common shares, and 90.1% of preferred shares of HSBC Panama. The transaction is aligned with Bancolombia’s strategy to expand its international operations by investing in the growing, solid and profitable market of Panama, where it has been present for over 40 years. The agreement provides for the acquisition of HSBC Panama’s subsidiaries, including its securities, trust, consumer finance businesses and an insurance company. The transaction will not include the subsidiaries of HSBC Panama in Colombia (HSBC Colombia S.A. and HSBC Fiduciaria S.A.), which are being sold to a third party by HSBC as part of a previously announced transaction. The transaction is expected to close during the third quarter of 2013, subject to receipt of required regulatory approvals and other customary closing conditions.

Pursuant to the terms of the agreement, HSBC has agreed to enter into a transitional services agreement to provide certain customary transitional services to Bancolombia for a period of time after closing.

Wind-down of Bancolombia’s Miami Agency

On March 5, 2013, Bancolombia announced its decision to wind-down the business and operations of its agency in Miami, Florida. This decision was mainly based on the strategy to focus our international operations on other markets. The wind-down process is expected to be completed by the third quarter of 2013.

PUBLIC TAKEOVER OFFERS

During 2012, and as of the date of this Annual Report, there have been no public takeover offers by third parties with respect to the Bank’s shares or by the Bank in respect to another company’s shares.

CAPITAL EXPENDITURES AND DIVESTITURES

During the past three years, Bancolombia has made significant capital expenditures aimed at increasing the Bank’s productivity, footprint and cost efficiency. These expenditures include the improvements made to the Bank’s information technology platform and those related to new ATMs and branches.

During 2012, total capital expenditures amounted to COP 154 billion. Such investments were mainly focused on an IT Platform renewal project (COP 97 billion), the expansion of the Bank’s branch and ATM network (COP 12 billion), the purchase of hardware for the expansion, updating and replacing current IT equipment (COP 25 billion), and other investments, such as an anti-fraud system and fixed assets (COP 20 billion).

In September 2010, the Board of Directors authorized Bancolombia to proceed with negotiations with Grupo de Inversiones Suramericana S.A. and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantías regarding the sale of Bancolombia’s ownership interests, held through foreign subsidiaries, in AFP Crecer, Asesuisa and Asesuisa Vida in El Salvador. The stock purchase agreements were executed in January 2011. The AFP Crecer transaction was authorized by regulators in El Salvador and Colombia and was closed in the second half of 2011. The Bank recognized a pre-tax gain on sale of investments of equity securities of COP 138 billion in connection with the AFP Crecer transaction. The Asesuisa and Asesuisa Vida transaction was authorized by regulators in El Salvador and Colombia and closed in the second half of 2012. The Bank recognized a pre-tax gain on sale of investments of equity securities of COP 81 billion in connection with the Asesuisa and Asesuisa Vida transaction.

Bancolombia received USD 104 million for the sale of AFP Crecer and USD 98 million for the sale of Asesuisa and Asesuisa Vida.

In 2012, Bancolombia invested USD 150 million in Sura Asset Management España S.L., a holding company that owns pension plan management institutions in Latin America. Investments in other companies during 2012 amounted COP 85 billion.

In 2012, Bancolombia funded its capital expenditures with its own resources and plans to continue to fund those currently in progress in the same manner.

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

During 2010, total capital expenditures amounted to COP 297 billion. Such investments were mainly focused on the IT Platform renewal project (COP 124 billion), the expansion of the Bank’s branch and ATM network (COP 69 billion), the purchase of hardware for the expansion, updating and replacing of current IT equipment (COP 32 billion), and other investments, such as an anti-fraud system and fixed assets (COP 77 billion).

During 2013, the Bank expects to invest approximately COP 160 billion as follows: COP 99 billion in connection with the IT Platform renewal project, COP 15 billion in connection with the expansion of the Bank’s branch and ATM network, COP 7 billion in connection with the purchase of hardware for the expansion, updating and replacement of the current IT equipment and COP 39 billion in connection with other investments, such as an anti-fraud system and fixed assets. These figures represent only an estimate and may change according to the continuing assessment of the Bank’s project portfolio. No assurance can be given, however, that all such capital expenditures will be made and, if made, that such expenditures will be in the amounts currently expected.

The following table summarizes the Bank’s capital expenditures and divestitures in interests in other companies for the years ending December 31, 2012, 2011 and 2010:

	As of December 31,
Capital Expenditures (COP million)	2012		2011		2010		Total
Sura Asset Management España S.L.	COP	266,772	COP	-	COP	-	COP	266,772
Inversiones Inmobiliaria Arauco Alameda S.A.		27,645		3,479		-		31,124
UFF Móvil S.A.S.		21,000		-		-		21,000
Avefarma S.A.S.		20,423		-		-		20,423
Panamerican Farmaceutical Holding Inc.		6,846		-		-		6,846
Glassfarma Tech S.A.S.		4,360		-		-		4,360
Construcciones El Cóndor		3,469		-		-		3,469
Grupo Odinsa S.A.		562		190,516		-		191,078
Fondos de Pensiones y de Cesantías Protección S.A.		-		64,891		-		64,891
Enka de Colombia S.A.		-		9,523		-		9,523
Renting Colombia S.A.		-		-		39,104		39,104
Leasing Perú S.A.		-		-		25,741		25,741
Inversiones CFNS S.A.S.		-		-		11,441		11,441
Vivayco S.A.S.		-		-		1,593		1,593
FiduPerú S.A. Sociedad Fiduciaria		-		-		1,561		1,561
Fondo de Inversión en arrendamiento operativo		-		-		1,076		1,076
Banagrícola S.A.		-		-		93		93
Fiduciaria Bancolombia S.A.		-		-		69		69
Inversiones Financieras Banco Agrícola S.A.		-		-		68		68
Others		861		2,034		3,349		6,244
Total Expenditures	COP	351,938	COP	270,443	COP	84,095	COP	706,476

Capital Divestitures (COP million)	2012		2011		2010		Total
Asesuisa(1)	COP	173,285	COP	-	COP	-	COP	173,285
Todo Uno Services Inc.(1)		3,161		-		-		3,161
Todo Uno Colombia(1)		228		-		-		228
AFP Crecer(1)		-		203,072		-		203,072
Promotora La Alborada (1)		-		1,124		-		1,124
Promotora de Hoteles Medellín S.A.(1)		-		145		-		145
Banco Agrícola Panamá(2)		-		-		51,677		51,677
Inversiones IVL S.A.(1)		-		-		33,895		33,895
Metrotel Redes S.A.(1)		-		-		30,000		30,000
Bolsa de Valores de Colombia(1)		-		-		5,886		5,886
Valores Simesa S.A.(1)		-		-		5,184		5,184
Others (1)		-		57		4,042		4,099
Total Divestitures	COP	176,674	COP	204,398	COP	130,684	COP	511,756

_____________________

(1)	Investments sold

(2)	Capital decrease

B.	BUSINESS OVERVIEW

B.1.	GENERAL

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

•	Debit cards: A product designed for people to manage their cash, deposited in a savings account. ATM’s and electronic payment channels are widely available in Colombia. Different savings accounts are designed for several profiles of customers: “Young” segment, payroll savings, programmed savings, and preferential segment.
•	Checking accounts: Deposits can be made in cash or checks. This account grants overdraft protection for eventual cash flow needs. All Bancolombia’s ATMs and electronic payment systems are available to checking account customers.
•	Fixed term certificates of deposit: (CDT) Certificados de Depósito a Término. An investment option for individual clients seeking to deposit their capital at a fixed or variable interest rate; the variable interest rate depends on the term of the deposit. Interest can be reinvested in the CDT or disbursed to the owner of the capital at agreed intervals.

Financing: Bancolombia offers its customers a wide range of credit alternatives which include: trade financing, loans funded by domestic development banks, working capital loans, credit cards, personal loans, vehicle loans, payroll loans and overdrafts, among others. It also offers the following financial specialized products:

•	Personal Loan: Is a credit line of free investment destination that allows an individual earning an income greater than two times the minimum wage to obtain credit from the bank without use limitations
•	Prestanómina: Is a credit line attached to an authorized individual payrollamount.
•	Prestanómina FOPEP: Is a credit line attached to an authorized individual payroll figure for retired employees in the FOPEP (Public Pension Fund).

•	Auto Loans (new cars): Loan designed for clients interested in purchasing a new car for private or public use. The vehicle financed is used as collateral for the loan.
•	Auto Loans (used cars): Loan designed for clients interested in purchasing a used car for private or public use. The vehicle financed is used as collateral for the loan.
•	Credit Cards: Bancolombia offers several credit cards with three different franchises as well as private brands: MasterCard, Visa, and American Express (American Express is an exclusive franchise in Colombia for Bancolombia). These products are divided in different segments of the market, personal and corporate, designed to satisfy the needs of different customers with different purchase habits and income levels. All the traditional classifications are commercialized: Black, Platinum, Gold, Traditional, among others.

Mortgage Banking: Bancolombia is a leader in the mortgage market in Colombia, providing full financial support to construction firms and mortgages for individuals and companies.

•	Housing Loan: Is a loan designed for individuals interested in purchasing homes. The loan uses a mortgage on the purchased property as collateral.
•	Commercial Property Loan: This loan is specialized in providing funds for purchase of properties, the use of which is not related to habitation; such as, commercial properties, offices, lands for construction (restrictions may apply), warehouses, and others.
•	Private General Construction Loan: This is a general construction loan for individuals and businesses for new construction of properties, the use of which is not related to habitation. Periodic disbursements are given to the client as the project advances. These loans are granted depending on the solicitor’s periodic income or cash flow.

Factoring: Bancolombia offers its clients solutions for handling their working capital and maximizing their asset turnover through comprehensive solutions to manage their accounts receivable financing.

•	Factoring for Suppliers: For corporate clients, this product provides the funds to pay debt with suppliers at a fixed interest rate and with frequent periodic payments.
•	Export and Import Factoring: Acquire cash flow based on invoices related to international trade at a specific asking price.

Financial and Operating Leases: Bancolombia, primarily through Leasing Bancolombia and its subsidiaries, offers financial and operating leases specifically designed for acquiring fixed assets.

•	Home Leases: Bancolombia provides an alternative to its clients to acquire their own real estate property. With a low initial payment, clients of the lease pay periodic fees, leaving a portion of the total capital to the end of the term as a possible purchase option.
•	Vehicle Leases: Bancolombia provides an alternative to its clients to purchase an automobile. With a low initial payment, clients of the lease pay periodic fees, leaving a portion of the total capital to the end of the term as a possible purchase option. It can also help companies, whose activity is connected to the transportation of goods and people, to acquire new vehicles for their operations.
•	Infrastructure Leases: Bancolombia provides an alternative to its clients to invest in infrastructure projects needed for the corporate and industrial segment. With a low initial payment, clients of the lease pay periodic fees, leaving a portion of the total capital to the end of the term as a possible purchase option.

Capital Markets: Bancolombia assists its clients in mitigating market risk through hedging instruments such as:

•	Foreign exchange forwards
•	Interest rate swaps
•	Cross currency swaps
•	European style options.

The Bank also performs inter-bank lending, repurchase agreements (repos), foreign exchange transactions, as well as sovereign and corporate securities sales and trading. Bancolombia is an active player in the “Market-makers” scheme for trading Colombian sovereign debt (TES bonds).

Valores Bancolombia and Valores Bancolombia Panamá offer direct access to local and international capital markets, through a full range of Brokerage and Investment Advisory Services that cover:

•	Equities
•	Fixed income
•	Foreign currencies
•	Futures
•	Third party asset management vehicles
•	Structured products.

Fiduciaria Bancolombia and Valores Bancolombia also offer a wide range of proprietary asset management products, such as Mutual Funds, Private Equity Funds, and Privately Managed Investment Accounts for institutional, corporate and private bank clients.

Comprehensive Cash Management: Bancolombia provides support to its clients through efficient cash management, offering a portfolio of standard products that allows clients to make payments and collections through different channels.  Our payables and receivables services provide solutions to process and reconcile transactions accurately, efficiently and in a timely manner. We also offer a comprehensive Reporting Solution, providing the data that is required by customers’ internal processes.  In addition, our Bank designs and creates custom-made products in order to address our clients’ specific payment and collection needs, including a variety of real time web services, straight through processing (STP) and messaging through Swift Net solutions.

Foreign Currency: Bancolombia offers its clients specialized solutions to satisfy their investment, financing and payment needs with regard to foreign currency transactions. The Bank also provides trade finance solutions with products such as Letters of Credit, Standby Letters of Credit and Bills Collection.

Bancassurance and Insurance: Bancolombia distributes diverse insurance products (life, and homeowner’s insurance) offered by Compañía Suramericana de Seguros, one of the main insurance companies in Colombia. In addition, Bancolombia offers unemployment insurance issued by Sure General Cardif Colombia S.A. In El Salvador, Banco Agricola offers a comprehensive portfolio of insurance products from Asesuisa (auto insurance, personal accident and health insurance, fire and associated perils insurance, cargo insurance, among others) and Asesuisa Vida (life insurance).

Investment Banking: Bancolombia offers through its subsidiary Banca de Inversión a wide variety of value-added services that allows it to advise and assist companies from all economic sectors, including in areas relating to project finance, capital markets, capital investments, M&A, restructurings and corporate lending, etc.

Trust and Fiduciary Services: Bancolombia offers through its subsidiary Fiduciaria Bancolombia a broad and diversified portfolio of services for companies and individuals, meeting their needs with tailored services.

NEW PRODUCTS OR SERVICES

Bancolombia continues its efforts to diversify and improve its product portfolio. Below is a brief description of the new products and services introduced in 2012:

Savings Account in Puerto Rico: Savings account in USD offered by Bancolombia Puerto Rico to individuals with a minimum deposit requirement of USD 7,000 and a monthly interest payment.

Automated payments funded by coin and currency collections: Allows customers who use Coin and Currency Collection to use these resources to fund automated and tax payments, uploading payment instructions through their e-banking platform.

Paypass Debit card: Is a new “contactless” payment system attached to both savings and checking accounts. It is unique in the Colombian market, allowing users to pass their cards in special establishments without having to type their passwords for purchases worth less than COP 39,300 per use, and at a maximum of COP 600,000 daily.

Domestic Remittances: improved service designed to offer our customers the possibility to transfer money from branch to branch within the Bancolombia network.

Sector Fund: open-end collective investment fund with compartments, where each compartment invests in a specific sector of the economy such as energy, mining, financial, etc.

IBR and IPC BVC Futures: money market and inflation futures contracts traded on Colombian Stock Exchange (Bolsa de Valores de Colombia, “the BVC”).

Forward Novado: possibility to settle and clear over-the-counter USD/COP forward contracts through Colombian Central Credit Risk Clearing-House.

Plan Cuenta Pensión: Savings account designed to receive the pension payments made to the customer by a Pension Fund.

Swift Fileact: Allows secure and reliable transfer of files between corporate clients and Bancolombia, exchanging batches of Swift Structured Financial Messages and Bancolombia Proprietary Standard Formats, required for collection and payments processes. Multipayments PSE: Payment Transactional Portal, available on Bancolombia’s web site, allows access to several payment agreements and is linked to ACH, Colombia’s online payment service. PSE is a standard payment service used to make secure online payments between bank accounts. When billers offer PSE as a payment method in their online stores, a direct link is established with the systems of the payer’s bank.

Discount of Account Receivables: Financing line for corporate customers known as “massive holders of account receivables”. The line of credit is based on a contract where Bancolombia groups several receivables in just one obligation, and acts as factor between the seller and the buyer, doing all the operational process.

Credit line for Environmental Sustainability: Designed for customers who support new processes to optimize energy efficiency, use renewable energy and implement clean production in their businesses. This line of credit offers technical assistance, where experts evaluate and identify projects for the customer, and give advice regarding applicable tax benefits.

Arithmetic Asian Options: This product is a cash-settled option that pays the difference between the average rates of the underlying asset on a specific set of dates over a period at a predetermined strike rate.

Student Loan: is a credit designed for clients willing to finance graduate and undergraduate education programs in certified universities. The minimum withdrawal amount under the facility is COP 1,000,000, and a maximum of 250 SMMLV. Credit possibilities vary depending on the client’s debt capacity.

MAIN LINES OF BUSINESS

The Bank manages its business through eight main operating segments: Banking Colombia, Banking El Salvador, Leasing, Trust, Investment Banking, Brokerage, Off Shore, and All other.

Until 2011 Bancolombia also included “Pension and Insurance” as one of its segments. In 2012, Bancolombia closed the sale of those units and does not report numbers under the “Pension and Insurance” segment anymore.

For a description and discussion of these segments, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results by Segment”.

B.2.	OPERATIONS

See Note 31 – section (y) to the Bank’s consolidated financial statements as of December 31, 2012 included in this Annual Report for a description of the principal markets in which the company competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years.

B.3.	SEASONALITY OF DEPOSITS

Historically, the Bank has experienced some seasonality in its demand deposits, with higher average balances at the end of the year and lower average balances in the first quarter of the year. This behavior is explained primarily by the increased liquidity provided by the Central Bank and the Colombian National Treasury at year end, as economic activity tends to be higher during this period resulting in a greater number of transactions. However, we do not consider the seasonality of demand deposits to have a significant impact on our business.

B.4.	RAW MATERIALS

The Bank on a consolidated basis is not dependent on sources or availability of raw materials.

B.5.	DISTRIBUTION NETWORK

Bancolombia provides its products and services through a traditional branch network, sales and customer representatives as well as through mobile branches (or “Puntos de Atención Móviles”), banking correspondents, an ATM network, online and computer banking, telephone banking, mobile phone banking services, and PACs, among others. In addition, as of December 31, 2012, Bancolombia had a sales force of approximately 10,520 employees and transactions performed through electronic channels represented more than 88% of all transactions in 2012.

The following are the distribution channels offered by Bancolombia as of December 31, 2012.

Branch Network

As of December 31, 2012, Bancolombia’s consolidated branch network consisted of 992 offices which included 822 from Bancolombia, 101 from Banco Agrícola and 69 from other subsidiaries.

Company*	Number of branches 2012	Number of branches 2011	Number of branches 2010
Bancolombia S.A.(unconsolidated)	822	779	736
Bancolombia Panamá	1	1	1
Bancolombia Miami (Agency)	1	1	1
Bancolombia Panamá (Branch)	1	-	-
Leasing Bancolombia	20	16	17
Renting Colombia	17	16	16
Valores Bancolombia	5	8	9
Valores Bancolombia Panamá S.A.	1	1	1
Banca de Inversión	2	2	2
Fiduciaria Bancolombia	4	6	6
Tuya S.A, Compañía de Financiamiento (previously Sufinanciamiento S.A.)	5	5	6
Bancolombia Puerto Rico International Inc.	1	1	1
Factoring Bancolombia	1	1	1
Arrendamiento Operativo CIB S.A.C. (1)	1	2	5
Fondo Inversión Arrend.Operativo Renting Perú I	1	1	1
Inversiones CFNS S.A.S.	2	2	1
Banco Agrícola	101	101	102
Arrendadora Financiera S.A.	1	1	1
Credibac S.A. de C.V	-	1	1
Valores Banagricola, S.A. de C.V.(2)	1	1	1
AFP Crecer S.A.(3)	-	-	6
Aseguradora Suiza Salvadoreña S.A.(4)	-	1	1
Asesuisa Vida S.A.(4)	-	1	1
Uff Móvil S.A.S.	1	-	-
Capital Investments SAFI S.A.	1	1	1
Transportempo S.A.S	1	1	1
Leasing Perú S.A.	1	1	1
FiduPerú S.A. Sociedad Fiduciaria (previously Fiduciaria GBC S.A.)	1	1	1
Total	993	952	921

*For some subsidiaries, their central office is considered a branch.

__________________

(1)	Renting Perú S.A.C. changed its legal name to Arrendamiento Operativo CIB S.A.C. The offices operated for the Localiza franchise in Peru, are included in the total number of branches reported for Arrendamiento Operativo CIB S.A.C.
(2)	Bursabac S.A. de C.V changed its legal name to Valores Banagricola, S.A. de C.V.
(3)	AFP Crecer S.A. was sold on November 21, 2011, and it is no longer part of the organization.
(4)	Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A. were sold on September 27, 2012, and are no longer part of the organization.

Banking Correspondents

A banking correspondent is a platform which allows non-financial institutions, such as stores open to the public, to provide financial services and transactions in towns where banks and financial institutions have limited or no presence. As of December 31, 2012, there were a total of 1,143 banking correspondents.

Puntos de Atención Móviles (“PAM”)

PAMs consist of commercial advisors who visit small towns periodically to offer Bancolombia’s products and services. As of December 31, 2012, there were a total of 732 PAMs.

Kiosks

Kiosks, used in El Salvador, are located inside the Bank’s agencies, malls, and other public places and are used to provide the Bank’s clients the possibility of conducting a variety of self-service transactions. As of December 31, 2012, there were a total of 204 kiosks.

Automatic Teller Machines (“ATM”)

Bancolombia has a total of 3,827 ATMs, including 3,333 in Colombia and 494 in El Salvador.

Online/Computer Banking

We offer multiple online and computer-based banking alternatives designed to fit the specific needs of our different client segments. Through a variety of platforms (computer and Internet-based solutions) our clients can review their account balances and monitor transactions in their deposit accounts, loans, and credit cards, make virtual term investments, access funds from pre-approved loans, make payroll and supplier payments, make purchases and bill payments, negotiate stocks, learn about products and services and complete other transactions in real time.

Telephone Banking

We provide customized and convenient advisory services to customers of all segments through automatic interactive voice response (IVR) operations and a 24/7 contact center.

Punto de Atención Cercano (“PAC”) or Electronic Funds Transfer at Point of Sale (“EFTPOS”)

Through our own network of 8,225 PACs our customers may carry out a variety of transactions including transfer of funds, bill payments, and changes to credit and credit card PINs.

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

However, there are two material contracts with service providers that have significant relevance to the Bank’s business:

As a result of the disposal of Todo1 Services, Inc. in August, 2012, the online banking platform of the Bank is no longer provided by an affiliate, and is currently provided by Todo1 Services Inc., a third party with whom the Bank has entered into a service-level agreement. As of December 31, 2012, Todo 1 Services, Inc. is the sole service provider for the Bank’s online banking platform and in the event it ceased to provide such service, the Bank would need to engage a new service provider with whom it would have to negotiate a new service-level agreement.

The Bank’s call center and telephone banking services are rendered by Allus Global BPO (“Business Process Outsourcing”) Center, a company specialized in providing BPO solutions. If Allus Global BPO Center ceased to provide such services, the Bank would need to engage a new service provider with whom it would have to negotiate a new service-level agreement.

The Bank’s check processing and settlement service is provided by IQ Outsourcing S.A., a Colombian company specialized in processing checks issued by customers of the Colombian financial institutions, through the Central Bank. If IQ Outsourcing S.A. ceased to provide such service, the Central Bank could impose fines to the Bank, and the Bank would need to engage a new service provider for such services.

The replacement of Todo1 Services Inc., Allus Global BPO Center or IQ Outsourcing S.A. as service providers of the Bank could be delayed or result in a variation of the costs associated with such services due to negotiations with potential new providers.

B.7.	COMPETITION

Description of the Colombian Financial System

Overview

In recent years, the Colombian banking system has been undergoing a period of consolidation given the series of mergers and acquisitions that have taken place within the sector. More specifically, several mergers and acquisitions took place in 2005, including the Conavi/Corfinsura merger, the acquisition of Banco Aliadas by Banco de Occidente, the merger of Banco Tequendama and Banco Sudameris, as well as the merger of the Colmena and the Caja Social banks. The trend towards mergers and acquisitions continued throughout 2006, with the completion of certain transactions first announced during 2005. These include the acquisition of Banco Superior by Davivienda, of Banco Granahorrar by BBVA Colombia and of Banco Unión by Banco de Occidente. Also during 2006, Banco de Bogota acquired Megabanco and Davivienda announced its acquisition of Bancafé. In 2007, HSBC acquired Banitsmo and Bancolombia also completed the acquisition of Banagrícola in El Salvador. For more information on the acquisition of Banagrícola, see “Item 4. Information on the Company – 4.A. History and Development of the Company”. In 2008 the Royal Bank of Scotland (RBS) purchased the Colombian arm of ABN Amro Bank and General Electric (GE) Money acquired a 49.7% stake in Colpatria, with an option of increasing this stake by another 25% by 2012. However, in May of 2010, Group Colpatria repurchased this 49.7% stake and in October of 2011, Canadian Scotiabank purchased Colpatria’s 51% for US$ 1,000 million. Also, in 2010, Banco de Bogotá acquired BAC-Credomatic, which has operations in several countries in Central America, for a reported purchase price of COP 3.53 billion.

In 2012, the Colombian banking system continued its process of internationalization; the most relevant events related to the presence of foreign banking in Colombia were the acquisition by Corpbanca (Chile) of Banco Santander Colombia S.A. in July 2012 for USD 1,225 million and the announcement in October 2012 to purchase Helm Bank for USD 1,300 million. The stock market also showed some changes with the acquisition of 100% of Bolsa y Renta by BTG Pactual, a Brazilian broker-dealer, for USD 52 million. It’s also highlighted the arrival of financial company Opportunity from Canada in July 2012, as well as Banco Itaú, the largest of Latin America by assets in November 2012. Grupo Bancolombia was also active in the international markets; it continued its growth in Central America with the purchase of 40% of Grupo Financiero Agromercantil in Guatemala, for USD 216 million and it opened a branch office in Panama (Bancolombia Panamá) in order to offer services to the local Panamanian market. Colombian banks were also active in intenational markets; Davivienda purchased the affiliates of HSBC in Costa Rica, Honduras and El Salvador for USD 801 million and GNB Sudameris completed the purchase of the subsidiaries of HSBC in Colombia, Perú, Paraguay and Uruguay for USD 400 million.

As of December 31, 2012, and according to the SFC, the principal participants in the Colombian financial system were the Central Bank, 23 commercial banks (12 domestic private banks, 10 foreign banks, and 1 domestic state-owned bank), 5 finance corporations and 21 financing companies (6 leasing companies and 15 traditional financing companies). In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouse, special state-owned institutions, pension and severance pay funds also participate in the Colombian financial system.

The Financial Reform Act of 2009 (Law 1328 passed on July 15, 2009) also made important advances towards a multi-banking framework. This new legislation authorized banks to provide merger and acquisition loans and allowed them to conduct financial leasing operations. As a result, some competitors have absorbed their financial leasing subsidiaries into their banking franchises and some leasing companies are in the process of becoming banks.

Financial System Evolution in 2012

During 2012 the Colombian economy experienced moderate growth compared to 2011 which is primarily explained by low growth in domestic demand and the deep contraction in civil infrastructure investments. These indicators suggest a 2012 growth rate of about 4%, which is lower than market expectations. The credit expansion throughout 2012 was lower than that of 2011. The financial system’s loans increased by 14.87 % according to SFC, while the rate was 23.39% and 17.52% in 2011 and 2010, respectively. Monetary policy during the first half of the year was restrictive, and the rate of intervention increased over 50bp. In July 2012, the rate was 5.25%. From the second quarter on, the rate of intervention diminished 100bp to close in December 2012 at 4.25%, due to low economic Colombian growth in the third quarter 2012, low inflation during the year and a moderate growth of credit, which led to higher reference interest rates with a gradual increase of about 125bp. The demand for business loans increased by 12.07% for 2012, compared to 18.26% for the previous year. The rising confidence drove up consumer loans, which grew by 17.54% in 2012, lower than the 28.30% in 2011. Mortgage and small business loans continued to perform well, with increases of 23.94% and 19.92% for 2012.

The financial system’s level of past-due loans as a percentage of the total loan portfolio increased throughout the year, from 2.47% in December 2011 to 2.86% for the same month in 2012. In addition, coverage, measured as the ratio of allowances to past-due loans, ended 2012 at 166.79%, compared to 191.53% at the end of 2011.

During 2012, lending increased its percentage of financial system’s structure. Loans increased from 62.9% of total assets at the end of 2011 to 63.4% at the end of 2012. The investment portfolio, as a percentage of total assets, decreased from 19.7% at the end of 2011 to 19.6% at the end of 2012.

As of December 31, 2012, the Colombian financial sector recorded COP 370 trillion in total assets, representing a 14.42% increase as compared to the same period in 2011. The Colombian financial system’s total composition of assets shows banks with a market share of 90.84%, followed by financing companies with 5.67% and financial corporations with 3.05%.

As of December 31, 2012, the capital adequacy ratio (tier 1 + tier 2) for credit institutions was 16% (including banks, finance corporations and financing companies), which is well above the minimum legal requirement of 9%.

Bancolombia and its Competitors

The following table shows the key profitability, capital adequacy ratios and loan portfolio quality indicators for Bancolombia and its main competitors, as published by the SFC. It is important to note that, in the case of mortgages, loans used in the calculation shown below incorporate the past-due installments, instead of the complete mortgage balance, whenever a mortgage is due in less than 120 days.

	ROE(1)		ROA(2)		Past-due loans/ Total loans		Allowances/ Past-due loans		Capital Adequacy
	Dec-12	Dec-11	Dec-12	Dec-11	Dec-12	Dec-11	Dec-12	Dec-11	Dec-12	Dec-11
Bancolombia (unconsolidated)	11.17%	13.56%	1.71%	1.9%	2.16%	1.85%	208.21%	236.23%	17.85%	15.5%
Banco de Bogota	14.37%	13.58%	2.72%	2.5%	2.11%	1.64%	155.97%	198.00%	15.86%	15.7%
Davivienda	13.13%	12.32%	1.79%	1.7%	3.27%	3.07%	158.03%	165.29%	17.52%	12.9%
BBVA	15.55%	18.87%	1.45%	1.9%	1.88%	1.78%	208.03%	226.67%	11.27%	12.3%
Banco de Occidente	14.69%	14.56%	2.16%	2.1%	2.33%	2.23%	172.08%	193.81%	11.15%	10.6%
Banco Popular	17.21%	19.65%	2.46%	2.6%	2.11%	2.01%	175.18%	190.68%	11.22%	11.4%
Citibank	12.35%	10.08%	2.33%	1.8%	4.34%	3.01%	127.30%	153.77%	16.94%	16.3%

Source: SFC.

(1)	ROE is return on average stockholders’ equity.

(2)	ROA is return on average assets.

In 2012, Bancolombia ranked first in Colombia and El Salvador in terms of amount of assets, deposits, stockholders’ equity and net income.

The following tables illustrate the market share of Bancolombia on an unconsolidated basis and its main competitors with respect to various key products, based on figures published by the SFC for the years ended December 31, 2012, 2011 and 2010:

Total Net Loans
Market Share

Total Net Loans – Market Share %	2012	2011	2010

Bancolombia	23.05	21.93	21.66
Banco de Bogotá	13.71	13.63	14.10
Davivienda	12.39	12.75	13.09
BBVA	9.23	9.44	9.57
Banco de Occidente	7.33	7.31	7.40
Banco Popular	5.10	5.11	5.50
Citibank	2.45	2.53	2.78

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Checking Accounts
Market Share

Checking Accounts – Market Share %	2012	2011	2010

Bancolombia	24.00	22.51	22.87
Banco de Bogotá	19.50	19.66	18.06
Banco de Occidente	11.39	12.77	15.09
BBVA	9.14	9.12	9.68
Davivienda	8.96	9.54	9.42
Banco Popular	3.84	4.13	3.86
Citibank	3.15	3.67	2.74

Source: Ratios are calculated by Bancolombia based on figures published by the SFC.

Time Deposits
Market Share

Time Deposits – Market Share %	2012	2011	2010

Bancolombia	18.22	13.32	13.92
Banco de Bogotá	14.36	15.86	14.57
Davivienda	10.00	11.19	14.71
BBVA	9.66	7.66	7.30
Citibank	2.67	3.60	4.34
Banco Popular	2.87	3.77	3.59
Banco de Occidente	5.18	3.66	3.65

Source: Ratios are calculated by Bancolombia based on figures from the SFC.

Saving Accounts
Market Share

Saving Accounts – Market Share %	2012	2011	2010

Bancolombia	22.92	22.33	20.78
Banco de Bogotá	14.39	13.00	14.95
Davivienda	12.23	12.89	11.26
BBVA	12.61	11.69	11.56
Banco Popular	5.37	6.05	7.12
Banco de Occidente	5.75	5.94	5.67
Citibank	2.18	2.20	3.65

Source: Ratios are calculated by Bancolombia based on figures from the SFC.

Description of the Salvadorian Financial System

As of December 31, 2012, the Salvadorian financial system was comprised of 13 institutions (10 commercial banks, 2 state-owned banks and 1 foreign bank).

The total assets of the Salvadorian financial system amounted to USD 13.3 billion in 2012, increasing 3.8% as compared to the previous year. As of December 31, 2012, loans represented 64.9% of total assets in the Salvadorian financial system, while investments represented 14.3% and cash and due from banks represented 13.9%. As of December 31, 2011, loans represented 63.7% of total assets in the Salvadorian financial system, while investments represented 15.0% and cash and due from banks represented 13.7%.

Banco Agrícola and its Competitors

In 2012, Banco Agrícola continued to lead the Salvadorian financial system and ranked first in terms of assets, loans, deposits, stockholders equity and profits. The following table illustrates the market share for the main institutions of the Salvadorian financial system for the year ended December 31, 2012:

		MARKET SHARE
	Assets	Stockholders’ Equity	Loans	Deposits	Profits
Banco Agrícola	29.3%	32.3%	30.1%	28.8%	43.9%
Citibank	15.0%	19.2%	13.1%	15.0%	12.3%
Davivienda	14.9%	15.7%	14.4%	14.1%	8.0%
Scotiabank	15.1%	13.2%	16.6%	14.3%	15.8%
BAC	10.6%	9.1%	10.4%	11.2%	11.0%
Others	15.1%	10.5%	15.4%	16.6%	9.1%

Source: ABANSA (Asociación Bancaria Salvadoreña).

The following tables illustrate the market share of Banco Agrícola and its main competitors with respect to various key products, based on figures published by the Salvadorian Banking Association (ABANSA) for the years ended December 31, 2012, 2011 and 2010:

Total Loans
Market Share

Total Loans – Market Share %	2012	2011	2010
Banco Agrícola	30.1%	29.7%	30.4%
Citibank	13.1%	14.4%	15.8%
Davivienda	14.4%	14.6%	14.8%
Scotiabank	16.6%	17.1%	17.2%
BAC	10.4%	9.9%	9.5%
Others	15.4%	14.2%	12.3%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Checking Accounts
Market Share

Checking Accounts – Market Share %	2012	2011	2010
Banco Agrícola	23.9%	24.2%	27.6%
Citibank	23.5%	23.6%	24.7%
Davivienda	11.5%	11.4%	12.0%
Scotiabank	9.1%	10.5%	10.5%
BAC	16.2%	15.6%	14.3%
Others	15.8%	14.7%	10.8%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Time Deposits
Market Share

Time Deposits – Market Share %	2012	2011	2010
Banco Agrícola	24.2%	25.4%	26.6%
Citibank	8.2%	11.2%	12.6%
Davivienda	15.1%	16.8%	16.5%
Scotiabank	17.6%	16.2%	16.4%
BAC	12.0%	10.4%	10.8%
Others	23.0%	20.0%	17.1%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

Saving Accounts
Market Share

Saving Accounts – Market Share %	2012	2011	2010
Banco Agrícola	38.7%	34.7%	34.6%
Citibank	15.7%	19.9%	20.8%
Davivienda	15.1%	15.2%	15.7%
Scotiabank	15.1%	15.0%	15.0%
BAC	5.9%	5.8%	5.7%
Others	9.5%	9.4%	8.2%

Source: Ratios are calculated by Banco Agrícola based on figures published by the Salvadorian Banking Association.

B.8.	SUPERVISION AND REGULATION

Colombian Banking Regulators

Pursuant to Colombia’s Constitution, the Congress has the power to prescribe the general legal framework within which the Government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the Board of Directors of the Central Bank, the Ministry of Finance, the SFC, the Superintendency of Industry and Commerce (the “SIC”) and the Self-Regulatory Organization (Autoregulador del Mercado de Valores - AMV) (the “SRO”).

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

Superintendency of Finance

The SFC is the authority responsible for supervising and regulating financial institutions, including commercial banks such as the Bank, finance corporations, financing companies, financial services companies and insurance companies. The SFC has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations. The SFC can also conduct on-site inspections of Colombian financial institutions.

The SFC is also responsible for monitoring and regulating the market for publicly traded securities in Colombia and for monitoring and supervising securities market participants, including the Colombian Stock Exchange, brokers, dealers, mutual funds and issuers.

Financial institutions must obtain the prior authorization of the SFC before commencing operations.

Violations of the financial system rules and regulations are subject to administrative and, in some cases, criminal sanctions.

Other Colombian regulators

Self-Regulatory Organization

The Self-Regulatory Organization is a private entity responsible for the regulation of entities participating in the Colombian capital markets. The Self-Regulatory Organization may issue mandatory instructions to its members and supervise its members’ compliance and impose sanctions for violations.

All capital market intermediaries, including the Bank, must become members of the Self-Regulatory Organization and are subject to its regulations.

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

Regulatory Framework for Colombian Banking Institutions

The basic regulatory framework of the Colombian financial sector is set forth in Decree 663 of 1993, modified among others, by Law 510 of 1999, Law 546 of 1999, Law 795 of 2003, Law 964 of 2005 and Law 1328 of 2009, as well as in External Resolution 8 of 2000 (foreign exchange regulations) and Resolution 4 (as hereinafter defined) issued by the board of directors of the Central Bank. Decree 663 of 1993 defines the structure of the Colombian financial system and defines several forms of business entities, including: (i) credit institutions (establecimientos de crédito) (which are further categorized into banks, finance corporations (corporaciones financieras), financing companies (compañias de financiamiento) and finance cooperatives (cooperativas financieras)); (ii) financial services entities (sociedades de servicios financieros); (iii) capitalization corporations (sociedades de capitalización); (iv) insurance companies (entidades aseguradoras); and (v) insurance intermediaries (intermediarios de seguros). Furthermore, Decree 663 of 1993 provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the SFC. Additionally, Decree 2555 of 2010 compiled regulations that were dispersed in separate decrees, including regulations regarding capital adequacy and lending activities.

The main role of banks, finance corporations and financing companies is to receive deposits. Banks place funds back into circulation by means of loans or any active credit operation; finance corporations place funds into circulation by means of active credit operations or investments, with the purpose of promoting the creation or expansion of enterprises; and financing companies place funds back into circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations.

Law 510 of 1999 and Law 795 of 2003 substantially amended the powers of the SFC to control, regulate and supervise financial institutions. Law 510 of 1999 also streamlined the procedures for the Fondo de Garantías de Instituciones Financieras (“Fogafin”), the agency that insures deposits in financial institutions and provides credit and support to troubled financial institutions. The main purpose of Law 510 of 1999 was to improve the solvency standards and stability of Colombia’s financial institutions by providing rules for their incorporation and regulating permitted investments of credit institutions, insurance companies and investment companies.

Law 546 of 1999 was enacted to regulate the system of long-term home loans. Law 795 of 2003 was enacted to broaden the scope of activities that financial institutions can engage in, to update regulations with some of the then-latest principles of the Basel Committee and to increase the minimum capital requirements in order to incorporate a financial institution (for more information, see “Minimum Capital Requirements” below). Law 795 of 2003 also provided authority to the SFC to take preventive measures, consisting mainly of preventive interventions with respect to financial institutions whose capital falls below certain thresholds. For example, in order to avoid a temporary take-over by the SFC, such financial institutions must submit to the SFC a restructuring program to restore their financial condition.

Law 1328 of 2009 provides a set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions in order to minimize disputes. This law also gives foreign banks more flexibility to operate in Colombia. Prior to Law 1328 of 2009, foreign banks were able to operate in Colombia by establishing a Colombian subsidiary authorized by the SFC. Following the enactment of Law 1328 of 2009, as of June 15, 2013, foreign banks will be permitted to operate through their “branches” and will not be required to incorporate a Colombian subsidiary. Law 1328 of 2009 also broadened the scope of permitted business activities by regulated entities. Following its adoption, credit institutions were allowed to operate leasing businesses and banks were allowed to extend loans to third parties so that borrowers could acquire control of other companies. On September 6, 2011, the SFC issued External Regulation 039 of 2011 pursuant to which the SFC is empowered to regulate certain banking practices considered as abusive. The SFC issued the External Circular 038 of 2011 on September 6, 2011, with the purpose to set the necessary instructions that should be followed by the entities that are supervised by the SFC in regards to supplying financial consumers all the information they require in order to allow them to choose the best options in the market, according to their own needs.

On December 20, 2011 the Colombian Government issued Decree 4809 by means of which they: (i) defined the laws and principles that must be observed in the determination, diffusion and publicity of rates and prices of products and financial services, (ii) defined the maximum rate charged for the withdrawal of funds from ATM’s of other financial institutions, (iii) provided that should there be an increase in applicable rates within a standard form contract, the banks must inform the clients of that change within a minimum of 45 days, in which time the client will have the ability to reject the aforementioned increase and terminate the contractual relationship with the bank, (iv) imposed a prohibition on charging for unsuccessful transactions carried out through ATMs when there is no fault attributable to the client, and (v) established that transactions made via the Internet cannot be more expensive than those made via other available channels.

The SFC has authority to implement applicable regulations and, accordingly, issues, from time to time administrative resolutions and circulars. By means of External Circular 007 of 1996 (as amended), the SFC compiled the rules and regulations applicable to financial institutions. Likewise, by means of External Circular 100 of 1995 (the “Basic Accounting Circular”), it compiled all regulations applicable to the accounting rules and regulations.

The exchange control statute defines the different activities that banks, including the Bank, may perform as currency exchange intermediaries, including lending in foreign currency and investment in foreign securities.

Violations of any of the above statutes and their relevant regulations are subject to administrative sanctions and, in some cases, criminal sanctions.

Key interest rates

Colombian commercial banks, finance corporations and consumer financing companies are required to provide the Central Bank, on a weekly basis, with data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes the Tasa de Captaciones de Corporaciones Financieras (“TCC”) and the Depósitos a Término Fijo (“DTF”) rates, which are published at the beginning of the following week, for use in calculating interest rates payable by financial institutions. The TCC is the weighted average interest rate paid by finance corporations for deposits with maturities of 90 days. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and consumer financing companies for certificates of deposit with maturities of 90 days. For the week of April 29, 2013, the DTF was 4.11% and the TCC was 4.24%.

Article 884 of the Colombian Code of Commerce provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate, or Interés Bancario Corriente, calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate for small business loans and for all other loans is certified by the SFC. As of December 31, 2012, the banking interest rate for small business loans was 35.63% and for all other loans was 20.89%.

Capital adequacy requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on applicable Basel Committee standards. Decree 2555 of 2010 establishes four categories of assets, which are each assigned different risk weights, and requires that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets. As of the date of this Annual Report, the Technical Capital for the purposes of the regulations consists of the sum of Tier One Capital (basic capital) and Tier Two Capital (additional capital) (Tier One Capital and Tier Two Capital, collectively, “Technical Capital”). Tier Two Capital may not exceed the total amount of Tier One Capital.

However, on August 23, 2012 the Ministry of Finance issued a new regulation (Decree 1771 of 2012) amending the capital adequacy requirements set forth in Decree 2555. Under this new regulation, financial institutions (such as the Bank) will remain subject to the capital adequacy requirements previously in place until August 1, 2013. Some of the highlights of this new regulation are:

•	As of August 1, 2013, the technical capital will be the sum of Ordinary Basic Capital (common equity tier one), Additional Basic Capital (additional tier one), and Additional Capital (tier two capital).
•	New criteria for debt and equity instruments to be considered basic capital, additional basic capital, and additional capital was established. Additionally, the SFC must review whether a given instrument adequately complies with these criteria in order for an instrument to be considered tier one or tier two capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as basic or additional capital will not be considered tier one or tier two capital for purposes of capital adequacy requirements.
•	The total solvency ratio remains at a minimum of 9% of the financial institution’s total risk-weighted assets; however, as of August 1, 2013, each entity must also comply with a minimum basic solvency ratio of 4.5%, which is defined as the Ordinary Basic Capital after deductions divided by the financial institution’s total risk-weighted assets.

The following chart includes a summary of the items that are considered in the definition of the Technical Capital as set forth in Decree 2555 of 2010, as amended:

Current Definition of Technical Capital Basic Capital
•	Outstanding and paid-in capital stock.
•	Legal and other reserves.
•	Profits retained from previous fiscal years.
•	Net positive result of the cumulative translation adjustment account.
•	The total value of the revaluation of equity account (revalorización del patrimonio) (if positive) and of the foreign currency translation adjustment account (ajuste por conversion de estados financieros).
•	Current fiscal year profits in a proportion equal to the percentage of prior fiscal year profits that were capitalized, or allocated to increase the legal reserve, or all profits that must be used to cover accrued losses.
•	Shares held as a guarantee by Fogafin when the entity is in compliance with the recovery program aimed at bringing the bank back into compliance with capital adequacy requirements.
•	Subordinated bonds held by Fogafin when they comply with certain requirements stated in the regulations.
•	Non-controlling interests registered in the consolidated financial statements.
•	The total value of paid-in stock dividends.
•	The part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation.
New Definition of Technical Capital (Effective August 1, 2013)
Ordinary Basic Capital
•	Ordinary Basic Capital
•	Outstanding and paid-in capital stock classified as Ordinary Basic Capital by the SFC subject to the conditions set forth in the regulation.
•	Legal reserves.
•	Shares held as a guarantee by Fogafin when the entity is in compliance with a recovery program aimed at bringing the financial entity back into compliance with capital adequacy requirements.
•	Non-controlling interests registered in the consolidated financial statements, subject to the conditions set forth in the regulations.
•	The value of paid-in stock dividends when the relevant class of stock has been classified as part of the Ordinary Basic Capital by the SFC.
•	Capital surplus.
•	Irrevocable donations.
•	Net positive result of the cumulative translation adjustment account.
•	Capital stock paid in prior to its issuance by the entity, provided, however, that the stock remains unissued for a maximum term of four (4) months. After such time frame, it will no longer be considered ordinary basic capital.
•	Subordinated bonds held by Fogafin when they comply with certain requirements stated in the regulations.
•	Any other financial instrument issued by the entity and held by Fogafin, when the subscription is intended to strengthen the financial condition of the financial entity.

Deductions from Basic Capital
•	Any prior or current period losses.
•	The total value of the capital revaluation account (revalorización del patrimonio) (if negative).
•	Accumulated inflation adjustments on non-monetary assets (provided that the respective assets have not been transferred).
•	Investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by other entities (excluding subsidiaries) subject to the supervision of the SFC, excluding appraisals and investments in Finagro credit establishments and investments undertaken pursuant to Article 63 of Decree 663 of 1993, subject to the conditions set forth in the regulation.
•	Investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by foreign financial institutions where the investor directly or indirectly holds at least 20% of the capital of said institution (excluding subsidiaries). This amount includes cumulative translation adjustments and excludes appraisals.

Deductions from Ordinary Basic Capital
•	Any prior or current period losses.
•	Investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by other Colombian or foreign financial institutions (excluding subsidiaries), including cumulative translation adjustments and excluding appraisals, subject to the conditions set forth in the regulation.
•	Deferred income taxes, if positive.
•	Intangible assets registered after August 23, 2012.
•	Reacquired stock, subject to the conditions set forth in the regulations.
•	Unamortized amount of the actuarial calculation of the pension obligations of the entity.

Additional Basic Capital
•	Outstanding and paid-in capital stock classified as Additional Basic Capital by the SFC subject to the conditions set forth in the regulation.
•	The value of paid-in stock dividends when the relevant class of stock has been classified as part of the Additional Basic Capital by the SFC.
•	Non-controlling interests registered in the consolidated financial statements, subject to the conditions set forth in the regulation.

Additional Capital
•	Fifty percent (50%) of the accumulated inflation adjustment of non-monetary assets (provided that such assets have not been disposed of).
•	Fifty percent (50%) of asset reappraisal (excluding revaluations of foreclosed assets or assets received as payment of credits).
•	Mandatory convertible bonds effectively subscribed and paid, with maturities of up to 5 years, provided that the terms and conditions of their issuance were approved by the SFC and subject to the conditions set forth by the SFC.
•	Subordinated payment obligations as long as said obligations do not exceed 50% of Tier One Capital and comply with additional requirements stated in the regulations.
•	The part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation.
•	General allowances made in accordance with the instructions issued by the SFC.
Additional Capital
•	Fifty percent (50%) of the reappraisal or unrealized profits derived from investments in equity and debt instruments with high or medium trading volumes, subject to conditions set forth in the regulation.
•	Mandatory convertible bonds effectively subscribed and paid, subject to the conditions set forth in the regulation.
•	Subordinated payment obligations that the SFC classifies as part of the Additional Capital.
•	Current period profits, in the amount that the shareholders irrevocably resolve to capitalize or assign to increase the legal reserves once the fiscal year is ended, subject to approval by the SFC.
•	Voluntary reserves (reservas ocasionales) with more than five years in the balance sheet and up to an amount no greater than ten percent (10%) of the Technical Capital of the entity.
•	Non-controlling interests registered in the consolidated financial statements, subject to the conditions set forth in the regulation.
•	Fifty percent (50%) of the tax reserve, as defined by law.
•	Thirty percent (30%) of the reappraisal or unrealized profits derived from investments in equity instruments with low or non-existing trading volumes, or not listed in trading platforms, subject to an appraisal by an independent expert, according to the regulations expected to be issued by the SFC, and to conditions set forth in the regulation.
•	The value of the general provisions made by the financial entity, in an amount no greater than 1.25% of the risk-weighted assets.

Deductions from Additional Capital
•	50% of the direct or indirect capital investments (in entities subject to the supervision of the SFC, excluding subsidiaries) and mandatory convertible bonds reappraisal that complies with the requirements set forth in the applicable regulation.
•	50% of the direct or indirect capital investments (excluding subsidiaries) and mandatory convertible bonds reappraisal of foreign financial entities with respect to which the bank’s share is or exceeds 20% of the entity’s subscribed capital.
•	The value of the devaluation of equity investments with low exchange volume or which are unquoted.

The following table sets forth certain information regarding the Bank’s consolidated capital adequacy as of December 31, 2012 and 2011:

	As of December 31, 2012		As of December 31, 2011
	(In millions of COP, except percentages)
Long-term senior indebtedness	COP	7,674,213	COP	7,866,678

Subscribed capital		425,914		393,914
Legal reserve and other reserves		7,413,379		5,145,404
Unappropriated retained earnings		1,348,530		1,143,158
Minority interest		81,394		73,455
Net Income		-		421,964
Less:
Long-term investments		(147,267)		(145,238)
Non-monetary inflation adjustment		(51,463)		(53,631)
Primary capital (Tier I)	COP	9,070,487	COP	6,979,026
Provisions for loans		62,129		50,910
Subordinated bonds		4,385,006		2,442,305
Reappraisal of assets		216,642		171,388
Non-monetary inflation adjustment		30,426		31,509
Computed secondary capital (Tier II)		4,694,203		2,696,112
Technical Capital	COP	13,764,690	COP	9,675,138

Capital Ratios
Primary capital to risk-weighted assets (Tier I)		10.39%		8.99%
Secondary capital to risk-weighted assets (Tier II)		5.38%		3.47%

Risk-weighted assets including market risk		87,262,916		77,651,096
Technical capital to risk-weighted assets		15.77%		12.46%

As of December 31, 2012, the Bank’s technical capital ratio was 15.77%, exceeding the requirements of the Colombian Government and the SFC by 677 basis points. As of December 31, 2011, the Bank’s technical capital ratio was 12.46%. Despite the rapid growth in the Bank’s loan portfolio during 2012, the increase in the capital adequacy ratio is explained by the issuance of subordinated bonds and shares in 2012 by Bancolombia S.A.

If the new requirements had been applied to the consolidated balance sheet of the Bank and its subsidiaries as of December 31, 2012, and excluding the impact of the agreements for the acquisition of an interest in Banco Agromercatil - “BAM” and HSBC Bank (Panama), the measures adopted by Bancolombia’s subsidiaries during 2013, and any additional changes the Bank may make in the future to its businesses or structure as a result of implementing the new rules, the Bank’s preliminary estimate is that its consolidated capital adequacy ratio (Tier I plus Tier II) would have been 12.22%, compared with a minimum requirement of 9%, and that its consolidated Basic Capital ratio (basic ordinary capital net of deductions divided by risk weighted assets) would have been 7.00%, compared with a minimum requirement of 4.5%. The preliminary estimates given above are based on the Bank’s current understanding of the new regulations, and the Bank continues to analyze the impact of these new regulations on its business.

The following table sets forth a reconciliation of the differences between the current consolidated capital adequacy and the consolidated capital adequacy measure under the new definition provided by Decree 1771 as of December 31, 2012:

	As of December 31, 2012				As of December 31, 2012
	(In millions of COP, except percentages)
	Current Definition of Technical Capital		Adjustments		New Definition of Technical Capital (Effective August 1, 2013)
Long-term senior indebtedness	COP	7,674,213	COP	-	COP	7,674,213

Subscribed capital		425,914				425,914
Legal reserve and other reserves		7,413,379		(1,604,916) (1)		5,808,463
Unappropriated retained earnings		1,348,530		(1,346,346) (2)		2,184
Minority interest		81,394		-		81,394

Net Income		-		-		-
Less:				-
Long-term investments		(147,267)		-		(147,267)
Intangibles assets acquired after August 23, 2012		-		(20,944) (3)		(20,944)
Treasury stock		-		(36,570) (4)		(36,570)
Non-monetary inflation adjustment		(51,463)		51,463 (5)		-
Primary capital (Tier I)	COP	9,070,487		(2,957,313)	COP	6,113,174
Provisions for loans		62,129		-		62,129
Subordinated bonds		4,385,006		-		4,385,006
Reappraisal of assets		216,642		(211,805) (6)		4,837
Non-monetary inflation adjustment		30,426		(30,426) (6)		-
Tax reserve				105,440 (5)		105,440
Computed secondary capital (Tier II)		4,694,203		(136,791)		4,557,412
Technical Capital	COP	13,764,690	COP	(3,094,104)	COP	10,670,586

Capital Ratios
Primary capital to risk-weighted assets (Tier I)		10.39%		(3.39)%		7.00%
Secondary capital to risk-weighted assets (Tier II)		5.38%		(0.16)%		5.22%

Risk weighted assets including market risk		87,262,916		(20,944) (3)		87,241,972
Technical capital to risk-weighted assets		15.77%		(3.55)%		12.22%

_______________________

(1)	The decrease is due to the treatment of voluntary reserves and the total value of the revaluation of equity account (revalorización del patrimonio), which are no longer part of the computation of Ordinary Basic Capital (“OBC”) under the new Definition of Technical Capital.
(2)	The decrease is due to the treatment of retained earnings from previous fiscal years, which are no longer part of the computation of OBC under the new Definition of Technical Capital.
(3)	Corresponds to the goodwill recognized under Colombian GAAP for the acquisition of Uff Móvil, which is not computed as Risk weighted assets under new definition provided by Decree 1771.
(4)	Under new regulation the Treasury stock that is subject to the conditions set forth in the regulations is deducted from OBC.
(5)	Under new regulation the Accumulated inflation adjustments on non-monetary assets is not deducted from the OBC.
(6)	Decreased in Computed secondary capital (Tier II) of COP 136,791; mostly due to net effect of the withdrawal of the 50% of the accumulated inflation adjustment of non-monetary assets and of the 50% reappraisal of asset and the addition of the 50% of the tax reserve (as defined by law).

Our calculation of our Tier 1 and Tier 2 capital ratios under the new capital regulations as of December 31, 2012 are considered to be non-GAAP financial measures, and other entities may calculate these ratios differently. Since analysts and banking regulators may assess Bancolombia’s capital adequacy using the framework of the new rules, Bancolombia believes that it is useful to provide investors information enabling them to assess Bancolombia’s capital adequacy on the same basis.

In order to improve the consolidated capital adequacy ratio of Bancolombia, some of its subsidiaries implemented a series of measures, including:

•	On February 27, 2013 Valores Bancolombia approved a capitalization of certain reserves and profits for an amount of COP 35,981 million.

•	On February 27, 2013, Leasing Bancolombia approved a capitalization of profits for an amount of COP 126,273 million and made an irrevocable commitment to increase the legal reserve with an amount equal to 10% of the net profits of fiscal year 2013.

•	On February 28, 2013, Banca de Inversion approved a capitalization of certain reserves and profits for an amount of COP 39,216 million.

•	On March 1, 2013, Tuya S.A. Compañía de Financiamiento made an irrevocable commitment to increase the legal reserve in an amount equal to 10% of the net profits of fiscal year 2013.

•	On April 2, 2013, Bancolombia Puerto Rico Internacional Inc. allocated a portion of 2012 profits and other retained earnings for the creation of a voluntary reserve account, intended to cover for potential future losses or to make future capitalizations in the amount of USD 71.5 million.

•	On March 21, 2013, Banagrícola allocated certain reserves for an amount of USD 376.8 million to create a new voluntary reserve account, intended to cover for potential future losses or to make future capitalizations for an amount of appropriated from other reserve accounts. The restricted reserve will remain in place for a minimum of five years.

•	On April 2, 2013, Bancolombia Panama, allocated USD 633 million from 2012 profits and retained earnings to increase its capital reserve.

The implemented measures were adopted considering the impact on the consolidated capital adequacy ratio of Bancolombia; however, these measures did not affect the individual capital or solvency ratios applicable to each subsidiary. Each subsidiary is in compliance with the current regulatory ratios applicable in each jurisdiction.

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 633 of 1993, as amended. The minimum capital requirement for 2012 is COP 73,750 million. Failure to meet such requirement can result in the Taking of Possession (toma de posesión) of the Bank by the SFC (see “Colombian Banking Regulations — Bankruptcy Considerations”).

Capital Investment Limit

For entities incorporated in Colombia, all investments in subsidiaries and other authorized capital investments, other than those made in order to abide by legal requirements, may not exceed 100% of the total aggregate of capital, equity reserves and the equity re-adjustment account of the respective bank, financial corporation or commercial finance company excluding unadjusted fixed assets and including deductions for accumulated losses.

Mandatory Investments

Central Bank regulations require financial institutions, including the Bank, to hold minimum mandatory investments in the debt securities issued by Fondo para el Financiamiento del Sector Agropecuario (“Finagro”), a Colombian public financial institution that finances production and rural activities to support the agricultural sector. The amount of these mandatory investments is calculated by applying a fixed percentage (ranging from 4% to 7%, depending on the type of liability) to the quarterly average of the end of day balances of certain liabilities, primarily, deposits and short-term debt. The investment balance is computed at the end of each quarter. Any required adjustment (due to a change in the quarterly average between periods) results in the purchase of additional securities or may result in the optional redemption at par of securities in excess of the requirement. The purchase of additional securities takes place during the month following the date as of which the computation was performed.

Foreign Currency Position Requirements

According to External Resolution 4 of 2007 issued by the board of directors of the Central Bank as amended (“Resolution 4”), a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

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

Resolution 4 also defines foreign currency position in cash (posición propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days average foreign currency position in cash cannot exceed 50% of the bank’s Technical Capital. In accordance with Resolution 4, the three-day average must be calculated on a daily basis and the foreign currency position in cash cannot be negative.

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

In addition, credit institutions must maintain reserves of 4.5% for term deposits with maturities fewer than 540 days and 0% for term deposits with maturities of more than 540 days.

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

Notwithstanding the foregoing, such deposits would not be required in certain cases established in article 26 of External Resolution 8 of 2000, including in the case of foreign currency loans aimed at financing Colombian investments abroad or for short-term exportation loans, provided that such loan is disbursed against the funds of Banco de Comercio Exterior - Bancoldex. Moreover, Article 59-1(c) of External Resolution 8 of 2000 sets forth a number of restrictions and limitations as to the use of proceeds in the case of foreign currency loans obtained by Colombian currency exchange intermediaries (including the Bank) and also provides that deposits would not be required in the event such restrictions and limitations are observed. Such foreign currency loans may be used, among others, for lending activities in a foreign currency with a tenor equal to, or shorter than, the tenor of the foreign financing.

Finally, pursuant to Law 9 of 1991, the board of directors of the Central Bank is entitled to impose conditions and limitations on the incurrence of foreign currency indebtedness, as an exchange control policy, in order to avoid pressure in the currency exchange market.

Non-Performing Loan Allowance

The SFC maintains guidelines on non-performing loan allowances for financial institutions.

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

Also, Decree 2555 of 2010 sets a maximum limit for risk concentrated in one single party, equivalent to 30% of the Bank’s Technical Capital, the calculation of which includes loans, leasing operations and equity and debt investments.

The Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans. However, interest rates must also be consistent with market terms with a maximum limit certified by the SFC.

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

Pursuant to Decree 663 of 1993, as amended, any transaction resulting in an individual or entity holding 10% or more of any class of capital stock of any Colombian financial institution, including, in the case of the Bank, transactions resulting in holding ADRs representing 10% or more of the outstanding stock of the Bank, is subject to the prior authorization of the SFC. For that purpose, the SFC must evaluate the proposed transaction based on the criteria and guidelines specified in Decree 663 of 1993. Transactions entered into without the prior approval of the SFC are null and void and cannot be recorded in the institution’s stock ledger. These restrictions apply equally to national as well as foreign investors.

Bankruptcy Considerations

Pursuant to Colombian banking law, the SFC has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure. Accordingly, the SFC may intervene in a bank’s business, (i) prior to the liquidation of the bank, by taking one of the following preventive measures (institutos de salvamento) in order to prevent the bank from entering into a state where the SFC would need to take possession: (a) submit the bank to a special supervision regime; (b) issue a mandatory order to recapitalize the bank; (c) place the bank under the management of another authorized financial institution, acting as trustee; (d) order the transfer of all or part of the assets, liabilities and contracts, as well as certain on-going concerns (establecimientos de comercio) of the bank to another financial institution; (e) order the bank to merge with one or more financial institutions that consent to the merger, whether by creating a new institution or by having another institution absorb the bank; (f) order the adoption of a recovery plan by the bank, including adequate measures to reestablish its financial situation, pursuant to guidelines approved by the Government; (g) order the exclusion of certain assets and liabilities by requiring the transfer of such assets and liabilities to another institution designated by the SFC; and (h) order the progressive unwinding (desmonte progresivo) of the operations of the bank; or (ii) at any time, by taking possession of the bank (toma de posesión) (“Taking of Possession”) to either administer the bank or order its liquidation, depending on how critical the situation is found to be by the SFC.

The following grounds for a Taking of Possession are considered to be “automatic” in the sense that, if the SFC discovers their existence, the SFC must step in and take over the respective financial institution: (i) if the financial institution’s Technical Capital (patrimonio adecuado) falls below 40% of the legal minimum, or (ii) upon the expiration of the term of any then-current recovery plans or the non-fulfillment of the goals set forth in such plans. Additionally, the SFC also conducts periodic visits to financial institutions and, as a consequence of these visits, the SFC can impose capital or solvency obligations on financial institutions without taking control of the financial institution.

Additionally, and subject to the approval of the Ministry of Finance, the SFC may, at its discretion, initiate intervention procedures under the following circumstances: (i) suspension of payments; (ii) failure to pay deposits; (iii) refusal to submit its files, accounts and supporting documentation for inspection by the SFC; (iv) refusal to be interrogated under oath regarding its business; (v) repeated failure to comply with orders and instructions from the SFC; (vi) repeated violations of applicable laws and regulations or of the bank’s by-laws; (vii) unauthorized or fraudulent management of the bank’s business; (viii) reduction of the bank’s net worth below 50% of its subscribed capital; (ix) existence of serious inconsistencies in the information provided to the SFC that, at its discretion, impedes to accurately understand of the situation of the bank; (x) failure to comply with the minimum capital requirements set forth in Decree 663 of 1993; (xi) failure to comply with the recovery plans that were adopted by the bank; (xii) failure to comply with the order of exclusion of certain assets and liabilities to another institution designated by the SFC; and (xiii) failure to comply with the order of progressive unwinding (desmonte progresivo) of the operations of the bank.

The SFC may decide to order the Taking of Possession subject to the prior opinion of its advisory council (Consejo Asesor del Superintendente) and with the prior approval of the Ministry of Finance.

The purpose of Taking of Possession of a bank is to decide whether the entity should be liquidated, whether it is possible to place it in a position to continue doing business in the ordinary course, or whether other measures may be adopted to secure better conditions so that depositors, creditors and investors may obtain the full or partial payment of their credits.

Within two months from the date when the SFC takes possession of a bank, the SFC must decide which of the aforementioned measures is to be pursued. The decision is subject to the prior opinion of Fogafin, which is the Government agency that insures deposits made in Colombian financial institutions. The two-month term may be extended with the prior consent of Fogafin.

 Upon the Taking of Possession of a bank, depending on the financial situation of the bank and the reasons that gave rise to such measure, the SFC may (but is not required to) order the bank to suspend payments to its creditors. The SFC has the power to determine that such suspension will affect all of the obligations of the bank, or only certain types of obligations or even obligations up to or in excess of a specified amount.

As a result of the Taking of Possession, the SFC must appoint as special agent the person or entity designated by Fogafin to administer the affairs of the bank while such process lasts and until it is decided whether to liquidate the bank.

As part of its duties during the Taking of Possession, Fogafin must provide the SFC with the plan to be followed by the special agent in order to meet the goals set for the fulfillment of the measures that may have been adopted. If the underlying problems that gave rise to the Taking of Possession of the bank are not resolved within a term not to exceed two years, the SFC must order the liquidation of the bank.

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

In the event that the bank is liquidated, the SFC must, among other measures, provide that all term obligations owed by the bank are due and payable as of the date when the order to liquidate becomes effective.

During the liquidation process bank deposits and other types of saving instruments will be excluded from the liquidation process and, claims of creditors rank as follows: (i) the first class of credits includes the court expenses incurred in the interest of all creditors, wages and other obligations related with employment contracts and tax authorities’ credits regarding national and local taxes; (ii) the second class of credits comprises the credits secured by a security interest on movable assets; (iii) the third class of credits includes the credits secured by real estate collateral, such as mortgages; (iv) the fourth class of credits contains some other credits of the tax authorities against the debtor that are not included in the first class of credits and credits of suppliers of raw materials and input to the debtor and (v) finally, the fifth class of credits includes all other credits without any priority or privilege, provided, however, that among credits of the fifth class, subordinated debt shall be ranked junior to the external liabilities (pasivos externos) senior only to capital stock. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to completing full distribution in the prior category.

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

To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 2012 of the board of directors of Fogafin, as amended, requires mandatory deposit insurance. Under this Resolution No. 1, banks must pay an annual premium of 0.3% of total funds received on saving accounts, checking accounts, certificates of deposit and other deposits, which is paid in four quarterly installments. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank up to a maximum of COP 20 million regardless of the number of accounts held.

Anti-Money Laundering Provisions

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993 and Circulars 26 of 2008 and 019 of 2010 issued by the SFC, as well as Law 599 of 2000, and the Colombian Criminal Code, as amended.

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering (“FATF”). Colombia, as a member of the GAFI-SUD (a FATF-style regional body), follows all of FATF’s 40 recommendations and eight special recommendations. Circular 26 of 2008 issued by the SFC requires the implementation by financial institutions of a system of controls for money laundering and terrorism financing. These rules emphasize “know your customer” policies and knowledge of customers and markets. They also establish processes and parameters to identify and monitor a financial institution’s customers. According to these regulations, financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism. Finally, the Colombian criminal code introduced criminal rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Risk management systems

Commercial banks, including the Bank, must have risk administration systems to meet the SFC minimum standards for compliance and to avoid and mitigate the following risks: (i) credit; (ii) liquidity; (iii) market; (iv) operational; and (v) money laundering and terrorism.

In general, commercial banks, such as the Bank, have several risk measurement methods, including the risk weighted assets measurement which is calculated according to weight percentages assigned to different types of assets, which may be 0%, 20%, 50% and 100%. There are some exceptions in which the weight percentage is higher and is calculated based on the associated risk perception of the evaluated asset. Additionally, provisions, which are calculated on a monthly basis, are another risk measurement method. For commercial and consumer loans, there is a provision’s reference model issued by the SFC, according to which a probability of default depends of an assigned rating (AA, A, BB, B, CC and default); and, for mortgage loans and small business loans, provisions are calculated based on ratings (A, B, C, D and E) assigned depending on the time elapsed since the client’s default.

With respect to market risks, commercial banks must follow the provisions of the Basic Accounting Circular, which defines criteria and procedures for measuring a bank’s exposure to interest rate risk, foreign exchange risk, and market risk. Under such regulations, banks must send the SFC information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Since January 2002, Colombian banks have been required to calculate, for each position on the balance sheet, a volatility rate and a parametric VaR (value at risk), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the SFC.

With respect to liquidity risks, each financial entity is required to have liquid assets greater than the contractual liquidity accumulative one-month-gap. This contractual gap includes the maturity of assets and liabilities of the current positions and does not include projections of future transactions. The loan portfolio is affected by the historical default indicator and the maturity of deposits is modeled according to the regulation. All of Bancolombia’s Colombian banking subsidiaries met this regulatory limit throughout the year.

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

International regulations applicable to Bancolombia and its subsidiaries

FATCA

Under the Foreign Account Tax Compliance Act (“FATCA”), U.S. federal tax legislation enacted in 2010, imposes a 30% withholding tax on ‘withholdable payments’ made to non-U.S. financial institutions that do not participate in the FATCA program or that fail (or, in some case, that have affiliates in which they hold an interest of more than 50% and which are also non-U.S. financial institutions that fail) to provide certain information regarding their U.S. accountholders and/or certain U.S. investors (such U.S. accountholders and U.S. investors, “U.S. accountholders”) to the U.S. Internal Revenue Service (“IRS”). FATCA also requires participating foreign financial institutions (“FFIs”) to withhold on “passthru payments” (which include both “withholdable payments” and certain non-U.S.-source payments) made to account holders who don’t provide information to the FFIs to determine their U.S. accountholder’s status – “recalcitrant accountholders” - and to FFIs that do not sign an FFI Agreement with the IRS (such FFIs, “nonparticipating FFIs”). “Withholdable payments” generally include, among other items, payments of U.S.-source interest and dividends and the gross proceeds from the sale or other disposition of property that may produce U.S.-source interest and dividends. This withholding will take effect on a “phased” schedule, starting in January 2014 with withholding on non-U.S. source payments by non-U.S. financial institutions to start no earlier than January 2017.

Some countries have entered into, and other countries are expected to enter into, agreements (‘intergovernmental agreements’ or ‘IGAs’) with the United States to facilitate the type of information reporting required under FATCA. These agreements are expected to reduce that risk for financial institutions and investors in countries that have entered into IGAs. None of the countries where Bancolombia operates have signed IGAs and we do not expect that these countries will sign IGAs before January 2014. We are currently in the process of estimating the costs and commercial impact of implementing FATCA compliance on a group wide level.

Regulatory Framework for Subsidiaries Not Participants in the Financial Sector

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

Financial Regulation of El Salvador

On January 26, 2011, the Legislature of El Salvador approved Decree 592 “Supervision and Regulation of the financial System” (hereinafter the “Law”) (Ley de Supervisión y Regulación del Sistema Financiero) in order to fortify the State’s organization, adapting all supervision and regulatory institutions to the economic reality of the financial system. Consequently, the Legislature, merged the Superintendency of Pensions and the Superintendency of Securities into the Superintendency of the Financial System, consolidating the technical experience and management that the regulatory institutions have accumulated during the years in every segment of the financial system, in coordination with the macroeconomic and financial experience of the Central Reserve Bank of El Salvador (Banco Central de Reserva de El Salvador), to bring stability, efficiency and development to the financial system.

The Law states that the Superintendency of the Financial System and Central Reserve Bank of El Salvador are obliged to supervise all members of the financial system and to approve the necessary regulation for the Law’s adequate application.

The Law’s main objective is to maintain stability in the Salvadorian financial system, to guarantee efficiency, transparency, security and solidity within the system, and to all its members in compliance with this law, and applicable laws and regulations, all in accordance with best international practices.

The Superintendency of the Financial System is responsible for the surpervision of the individual and consolidated activities of all the members in the system, as well as, the people, operations and entities that the law obliges it to regulate. Article 3 of the Law establishes all the competences of the Superintendency, some of which are detailed below: (i) to fulfill and enforce the laws, regulations and other legal provisions applicable to the entities subject to its supervision and issue all the necessary instructions for compliance of the laws applicable to the system; (ii) to authorize the establishment, function, operation, intervention, suspension, modification, revocation of authorizations and closure of all members of the system, in accordance with laws and regulations. In the event of closure, the Superintendency will coordinate with the entities involved the actions established by the law; (iii) risk prevention through the monitoring and management of the members within the system with an eye toward the prudential management of liquidity and solvency; (iv) to propitiate an efficient, transparent and organized financial system; (v) to require that all supervised entities and institutions be managed in accordance with the best international practices of risk management and corporate governance; and (vi) all other legal requirements.

Banking Law of El Salvador

The Legislature of the Republic of El Salvador established the banking law through Decree 697 of 1999, which regulates the financial intermediation and other operations performed by banks in El Salvador.

The banks are required to establish a reserve requirement, set by the Salvadorian Superintendency of the Financial System in accordance to the deposits and obligations of such bank.

According to the Salvadorian Superintendency of Financial System’s regulations, the reserve requirements for Salvadorian banks as of December 31, 2012 are:

Ordinary Reserve Requirements %
Checking Accounts	25.0%
Saving Accounts	20.0%
Time Deposits	20.0%
Borrowings from foreign banks	5.0%
Long-term debt(1)	15.0%-20.0%

__________________________

(1)	15% for long-term debt with maturity above one year and 20% for long-term debt with maturity less than one year.

An extraordinary reserve requirement of 3.0% over the total amount of deposits applicable to banks is in place as of December 31, 2012.

Monetary Integration Law of El Salvador

Since November 2000, El Salvador has used the U.S. dollar as its legal currency. The transition from the Colon (former currency) was enacted by the Monetary Integration Law. This law established a fixed exchange rate of 8.75 Colones per USD 1. The Colon continues to have unrestricted legal circulation, but the central bank has been replacing it with the U.S. dollar any time Colon bills and coins are presented for transactions.

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

C.	ORGANIZATIONAL STRUCTURE

The following are the main subsidiaries of Bancolombia:

The following is a list of subsidiaries of Bancolombia as of December 31, 2012:

SUBSIDIARIES

Entity	Jurisdiction of Incorporation	Business	Shareholding directly and indirectly

Leasing Bancolombia	Colombia	Leasing	100.00%
Fiduciaria Bancolombia	Colombia	Trust	98.81%
Banca de Inversión	Colombia	Investment Banking	100.00%
Valores Bancolombia	Colombia	Securities brokerage	100.00%
Tuya S.A. Compañía de Financiamiento	Colombia	Financial services	99.99%
Factoring Bancolombia	Colombia	Financial services	100.00%
Patrimonio Autónomo Cartera LBC(1)	Colombia	Loan management	100.00%
Renting Colombia	Colombia	Operating leasing	100.00%
Transportempo S.A.S.	Colombia	Transportation	100.00%
Valores Simesa S.A.	Colombia	Investments	67.54%
Inversiones CFNS S.A.S.	Colombia	Investments	100.00%
CFNS Infraestructura S.A.S.	Colombia	Investments	100.00%
BIBA Inmobiliaria S.A.S. (formely Inmobiliaria Bancol S.A.)	Colombia	Real estate broker	98.96%
Vivayco S.A.S.	Colombia	Portfolio Purchase	75.00%
Uff Móvil S.A.S.	Colombia	Mobile network operator	69.42%
Bancolombia Panamá	Panama	Banking	100.00%
Valores Bancolombia Panamá S.A.	Panama	Securities brokerage	100.00%
Suvalor Panamá Fondo de Inversión S.A.	Panama	Holding	100.00%
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%
Banagrícola	Panama	Investments	99.16%
Banco Agrícola	El Salvador	Banking	97.35%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.35%
Credibac S.A. de C.V.	El Salvador	Credit card services	97.35%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89%
Arrendamiento Operativo CIB S.A.C.	Peru	Operating leasing	100.00%
Capital Investments SAFI S.A.	Peru	Trust	100.00%
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Peru	Car Rental	100.00%
Leasing Perú S.A.	Peru	Leasing	100.00%
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust	98.81%
Bancolombia Puerto Rico Internacional, Inc.	Puerto Rico	Banking	100.00%
Suleasing Internacional USA, Inc.	USA	Leasing	100.00%
Bancolombia Cayman S.A.	Cayman Islands	Banking	100.00%
Banagrícola Guatemala S.A.	Guatemala	Outsourcing	99.16%
Banagrícola Costa Rica S.A.	Costa Rica	Outsourcing	99.16%

___________________________

(1)	See Item 18. Financial Statements, note 1 “Organization of Background”.

D.	PREMISES AND EQUIPMENT

As of December 31, 2012, the Bank owned COP 3,533 billion in premises and equipment (including assets that are part of our operating leasing business). COP 1,058 billion corresponds to land and buildings, of which approximately 95% are used for administrative offices and branches in 60 municipalities in Colombia and 25 municipalities in El Salvador. Likewise, COP 309 billion correspond to computer equipment, of which 21.16% relate to the central computer and servers of Bancolombia and the rest relate to personal computers, ATMs, telecommunications equipment and other equipment.

In addition to its own branches, the Bank occupies 699 rented offices.

The Bank does not have any liens on its property.

E.	SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Bank’s consolidated financial statements as well as Item 5. Operating and Financial Review and Prospects. This information has been prepared based on the Bank’s financial records, which are prepared in accordance with Colombian banking GAAP and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 31 to the Bank’s consolidated financial statements as of December 31, 2012 included in this Annual Report for a summary of the significant differences between Colombian banking GAAP and U.S. GAAP.

The consolidated selected statistical information for the year ended December 31, 2008 includes the selected statistical information of Bancolombia and its subsidiaries, without reflecting any pro-forma calculation of the effect of Banagrícola’s acquisition, while consolidated selected statistical information for the years ended December 31, 2009, December 31, 2010, December 31, 2011 and December 31, 2012 corresponds to the Bank and its Subsidiaries, including all additional subsidiaries acquired as a result of the Banagrícola acquisition.

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

Average balance sheet

The following tables show for the years ended December 31, 2012, 2011 and 2010, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities.

	Average Balance Sheet and Income from Interest-Earning Assets for the Fiscal Years Ended December 31,
	2012			2011			2010
	Average Balance	Interest Earned	Average Yield / Rate	Average Balance	Interest Earned	Average Yield / Rate	Average Balance	Interest Earned	Average Yield / Rate
	(COP million, except percentages)

ASSETS
Interest-earning assets
Funds sold and securities purchased under agreements to resell
Peso-denominated	314,406	20,341	6.5%	197,731	9,253	4.7%	907,453	32,472	3.6%
U.S. Dollar-denominated	837,221	3,837	0.5%	555,502	9,567	1.7%	478,224	9,526	2.0%
Total	1,151,627	24,178	2.1%	753,233	18,820	2.5%	1,385,677	41,998	3.0%
Investment securities
Peso-denominated	7,393,673	752,081	10.2%	7,292,601	638,401	8.8%	6,381,602	422,866	6.9%
U.S. Dollar-denominated	2,480,742	7,432	0.3%	2,170,386	(12,842)	(0.6%)	2,159,867	11,502	0.5%
Total	9,874,415	759,513	7.7%	9,462,987	625,559	6.6%	8,541,469	454,368	5.3%
Loans and Financial Leases (1)
Peso-denominated	47,397,959	6,029,349	12.7%	39,020,268	4,495,779	11.5%	32,808,038	3,763,049	11.5%
U.S. Dollar-denominated	14,982,937	848,843	5.7%	14,053,540	805,436	5.7%	10,361,466	701,225	6.8%
Total	62,380,896	6,878,192	11.0%	53,073,808	5,301,215	10.0%	43,169,504	4,464,274	10.3%
Total interest-earning assets
Peso-denominated	55,106,038	6,801,771	12.3%	46,510,600	5,143,433	11.1%	40,097,093	4,238,387	10.6%
U.S. Dollar-denominated	18,300,900	860,112	4.7%	16,779,428	802,161	4.8%	12,999,557	722,253	5.6%
Total	73,406,938	7,661,883	10.4%	63,290,028	5,945,594	9.4%	53,096,650	4,960,640	9.3%

Total non-interest-earning assets
Peso-denominated	14,789,995			10,794,960			6,957,834
U.S. Dollar-denominated	459,680			1,674,836			3,300,597
Total	15,249,675			12,469,796			10,258,431

Total interest and non-interest-earning assets
Peso-denominated	69,896,033	6,801,771		57,305,560	5,143,433		47,054,927	4,238,387
U.S. Dollar-denominated	18,760,580	860,112		18,454,264	802,161		16,300,154	722,253
Total Assets (COP)	88,656,613	7,661,883		75,759,824	5,945,594		63,355,081	4,960,640
___________________________

(1)	Includes performing loans only.

	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Fiscal Years Ended December 31,
	2012			2011			2010
	Average Balance	Interest Paid	Average Yield / Rate(1)	Average Balance	Interest Paid	Average Yield / Rate(1)	Average Balance	Interest Paid	Average Yield / Rate(1)
	(COP million, except percentages)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits
Peso-denominated	815,018	14,854	1.8%	1,133,887	27,648	2.4%	852,041	24,357	2.9%
U.S. Dollar-denominated	1,552,101	10,077	0.6%	1,761,949	12,278	0.7%	1,679,362	14,501	0.9%
Total	2,367,119	24,931	1.1%	2,895,836	39,926	1.4%	2,531,403	38,858	1.5%
Savings deposits
Peso-denominated	20,523,024	645,429	3.1%	17,804,695	465,477	2.6%	14,046,068	307,106	2.2%
U.S. Dollar-denominated	2,516,804	13,926	0.6%	2,423,260	13,965	0.6%	2,122,407	14,556	0.7%
Total	23,039,828	659,355	2.9%	20,227,955	479,442	2.4%	16,168,475	321,662	2.0%
Time deposits
Peso-denominated	15,434,855	948,569	6.1%	11,069,415	547,775	4.9%	11,117,836	537,145	4.8%
U.S. Dollar-denominated	6,254,808	168,866	2.7%	5,720,138	142,682	2.5%	5,835,906	156,601	2.7%
Total	21,689,663	1,117,435	5.2%	16,789,553	690,457	4.1%	16,953,742	693,746	4.1%
Funds purchased and securities sold under agreements to repurchase
Peso-denominated	1,783,698	95,984	5.4%	2,055,858	82,757	4.0%	1,457,443	38,867	2.7%
U.S. Dollar-denominated	85,580	1,636	1.9%	171,464	2,503	1.5%	119,075	1,584	1.3%
Total	1,869,278	97,620	5.2%	2,227,322	85,260	3.8%	1,576,518	40,451	2.6%
Borrowings from development and other domestic banks(2)
Peso-denominated	3,114,989	216,746	7.0%	2,746,976	157,471	5.7%	2,521,533	133,673	5.3%
U.S. Dollar-denominated	62,503	3,350	5.4%	61,949	2,438	3.9%	127,093	5,359	4.2%
Total	3,177,492	220,096	6.9%	2,808,925	159,909	5.7%	2,648,626	139,032	5.2%
Interbank borrowings(2) (3)
Peso-denominated	-	-		-	-	-	-	-
U.S. Dollar-denominated	2,488,285	50,209	2.0%	2,949,935	45,840	1.6%	1,449,197	19,537	1.3%
Total	2,488,285	50,209	2.0%	2,949,935	45,840	1.6%	1,449,197	19,537	1.3%
Long-term debt
Peso-denominated	5,113,227	405,946	7.9%	3,849,149	298,847	7.8%	2,759,345	209,542	7.6%
U.S. Dollar-denominated	5,674,347	319,268	5.6%	4,175,142	242,325	5.8%	1,952,604	108,753	5.6%
Total	10,787,574	725,214	6.7%	8,024,291	541,172	6.7%	4,711,949	318,295	6.8%
Total interest-bearing liabilities
Peso-denominated	46,784,811	2,327,528	5.0%	38,659,980	1,579,975	4.1%	32,754,266	1,250,690	3.8%
U.S. Dollar-denominated	18,634,428	567,332	3.0%	17,263,837	462,031	2.7%	13,285,644	320,891	2.4%
Total	65,419,239	2,894,860	4.4%	55,923,817	2,042,006	3.7%	46,039,910	1,571,581	3.4%
Total interest and non-interest bearing liabilities and stockholders’ equity
Peso-denominated	69,753,379	2,327,528		57,205,647	1,579,975		47,981,394	1,250,690
U.S. Dollar-denominated	18,903,234	567,332		18,554,177	462,031		15,373,687	320,891
Total Liabilities and Stockholders’ Equity (COP)	88,656,613	2,894,860		75,759,824	2,042,006		63,355,081	1,571,581

_____________________________

(1) See “Item 4. Information on the Company – E. Selected Statistical Information – E.1 Distribution of Assets, Liablilities and Stockholders’ Equity; Interest Rates and Interest Differential”.

(2) Includes both short-term and long-term borrowings.

(3) Includes borrowings from banks located outside Colombia.

CHANGES IN NET INTEREST INCOME AND EXPENSES—VOLUME AND RATE ANALYSIS

The following table allocates, by currency of denomination, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2012 compared to the fiscal year ended December 31, 2011; and the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	2011-2012 Increase (Decrease) Due To Changes in:			2010-2011 Increase (Decrease) Due To Changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(COP million)
Interest-earning assets:
Funds sold and securities purchased under agreements to resell
Peso-denominated	7,548	3,540	11,088	(33,212)	9,993	(23,219)
U.S. Dollar-denominated	1,291	(7,021)	(5,730)	1,331	(1,290)	41
Total	8,839	(3,481)	5,358	(31,881)	8,703	(23,178)
Investment securities
Peso-denominated	10,281	103,399	113,680	79,750	115,785	195,535
U.S. Dollar-denominated	930	19,344	20,274	(62)	(24,282)	(24,344)
Total	11,211	122,743	133,954	79,688	91,503	171,191
Loans and financial leases
Peso-denominated	1,065,700	467,870	1,533,570	715,751	16,979	732,730
U.S. Dollar-denominated	52,654	(9,247)	43,407	211,600	(107,389)	104,211
Total	1,118,354	458,623	1,576,977	927,351	(90,410)	836,941
Total interest-earning assets
Peso-denominated	1,083,529	574,809	1,658,338	762,289	142,757	905,046
U.S. Dollar-denominated	54,875	3,076	57,951	212,869	(132,961)	79,908
Total	1,138,404	577,885	1,716,289	975,158	9,796	984,954

Interest-bearing liabilities:
Checking deposits
Peso-denominated	(5,812)	(6,982)	(12,794)	12,406	(4,487)	7,919
U.S. Dollar-denominated	(1,362)	(839)	(2,201)	228	(11,432)	(11,204)
Total	(7,174)	(7,821)	(14,995)	12,634	(15,919)	(3,285)
Savings deposits
Peso-denominated	85,489	94,463	179,952	153,872	(119,521)	34,351
U.S. Dollar-denominated	518	(557)	(39)	1,550	(7,324)	(5,774)
Total	86,007	93,906	179,913	155,422	(126,845)	28,577
Time deposits
Peso-denominated	268,284	132,510	400,794	(99,515)	(452,388)	(551,903)
U.S. Dollar-denominated	14,435	11,749	26,184	(41,955)	(92,252)	(134,207)
Total	282,719	144,259	426,978	(141,470)	(544,640)	(686,110)
Funds purchased and securities sold under agreements to repurchase
Peso-denominated	(14,645)	27,872	13,227	33,910	(25,645)	8,265
U.S. Dollar-denominated	(1,642)	775	(867)	(4,704)	(12,400)	(17,104)
Total	(16,287)	28,647	12,360	29,206	(38,045)	(8,839)
Borrowings from development and other domestic banks
Peso-denominated	25,607	33,668	59,275	(8,157)	(79,016)	(87,173)
U.S. Dollar-denominated	30	882	912	(14,777)	9,017	(5,760)
Total	25,637	34,550	60,187	(22,934)	(69,999)	(92,933)
Interbank borrowings
Peso-denominated	-	-	-	-	-	-
U.S. Dollar-denominated	(9,315)	13,684	4,369	26,099	(27,909)	(1,810)
Total	(9,315)	13,684	4,369	26,099	(27,909)	(1,810)
Long-term debt
Peso-denominated	100,357	6,742	107,099	111,494	(69,368)	42,126
U.S. Dollar-denominated	84,353	(7,410)	76,943	147,343	(8,479)	138,864
Total	184,710	(668)	184,042	258,837	(77,847)	180,990
Total interest-bearing liabilities
Peso-denominated	459,280	288,273	747,553	204,010	(750,425)	(546,415)
U.S. Dollar-denominated	87,017	18,284	105,301	113,784	(150,779)	(36,995)
Total (COP)	546,297	306,557	852,854	317,794	(901,204)	(583,410)

INTEREST-EARNING ASSETS — NET INTEREST MARGIN AND SPREAD

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2012, 2011 and 2010, respectively.

	Interest-Earning Assets Yield For the Fiscal Year Ended December 31,
	2012	2011	2010
	(COP million, except percentages)
Total average interest-earning assets
Peso-denominated	55,106,038	46,510,600	40,097,093
U.S. Dollar-denominated	18,300,900	16,779,428	12,999,557
Total	73,406,938	63,290,028	53,096,650
Net interest income(1)
Peso-denominated	4,474,243	3,563,458	2,987,697
U.S. Dollar-denominated	292,780	340,130	401,362
Total	4,767,023	3,903,588	3,389,059
Average yield on interest-earning assets
Peso-denominated	12.3%	11.1%	10.6%
U.S. Dollar-denominated	4.7%	4.8%	5.6%
Total	10.4%	9.4%	9.3%
Net interest margin(2)
Peso-denominated	8.1%	7.7%	7.5%
U.S. Dollar-denominated	1.6%	2.0%	3.1%
Total	6.5%	6.2%	6.4%
Interest spread(3)
Peso-denominated	7.4%	7.0%	6.8%
U.S. Dollar-denominated	1.7%	2.1%	3.1%
Total	6.0%	5.7%	5.9%

(1)	Net interest income is loan interest income less interest accrued and includes interest earned on investments.
(2)	Net interest margin is net interest income divided by total average interest-earning assets.
(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2.	INVESTMENT PORTFOLIO

The Bank acquires and holds investment securities, including fixed income debt and equity securities, for liquidity and other strategic purposes, or when it is required by law.

The SFC requires investments to be classified as “trading”, “available for sale” or “held to maturity”. Trading investments are those acquired primarily to obtain profits from fluctuations in short-term prices and are recorded at market value. The difference between current and previous market value is added to or subtracted from the value of the investment and credited or charged to earnings. “Available for sale” investments are those held for at least one year and are recorded at market value with changes to the values of these securities recorded in a separate account in the equity section. “Held to maturity” investments are those acquired to be held until maturity and are valued at amortized cost.

As of December 31, 2012, Bancolombia’s investment portfolio had a value of COP 11,418 billion.

In accordance with Chapter 1 of Circular 100 of 1995 (Basic Accounting Circular) issued by the SFC, investments in debt securities are fully tested for impairment in June and December and partially tested for impairment on a quarterly basis; in each case taking into account the related solvency risk, market exposure, currency exchange and country risk. Investments in securities rated by external agencies recognized by the SFC cannot be recorded on the balance sheet of the Bank for an amount higher than a certain percentage of the face value (as shown in the table below), net of the amortizations recorded as of the valuation date.

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

The following table sets forth the book value of the Bank’s investments in Colombian Government and foreign Governments and corporate securities and certain other financial investments as of the dates indicated:

	As of December 31,
	2012(1)(2)		2011(1)(2)		2010(1)(2)
	(COP million )
Foreign currency-denominated
Securities issued or secured by the Colombian Government	COP	236,890	COP	200,600	COP	111,482
Securities issued or secured by the El Salvador Central Bank		582,418		685,853		751,689
Securities issued or secured by Government entities(3)		58,513		72,275		91,798
Securities issued or secured by other financial entities		341,302		321,765		262,361
Securities issued by foreign Governments		693,751		484,272		522,599
Others(4)		205,749		212,259		184,800
Subtotal		2,118,623		1,977,024		1,924,729

Peso-denominated
Securities issued or secured by the Colombian Government		5,959,277		3,405,746		2,157,162
Securities issued or secured by Government entities		1,278,576		1,191,753		1,011,385
Securities issued or secured by financial entities		1,997,260		2,534,782		2,969,900
Others(4)		64,319		75,051		117,909
Subtotal		9,299,432		7,207,332		6,256,356
Total, net	COP	11,418,055	COP	9,184,356	COP	8,181,085

__________________

(1)    Includes debt securities only. Net investments in equity securities were COP 1,136,256 million, COP 773,835 million and COP 494,678 million for 2012, 2011 and 2010.

(2)    These amounts are net of allowances for decline in value which were COP 14,159 million for 2012, COP 16,854 million for 2011 and COP 45,726 million for 2010.

(3)   This amount includes investments in fiduciary certificates of participation. These certificates were issued for the Environmental Trust for the conservation of the Coffee Forest (Fideicomiso Ambiental para la Conservación del Bosque Cafetero or “FICAFE”). This trust was formed with the transfer of the coffee sector’s loan portfolio by a number of banks in El Salvador, including Banco Agrícola. The purpose of this transaction was to carry out the restructuring of those loans, promoted by the Government of El Salvador. The Bank has recognized an allowance related to probable losses inherent in the FICAFE investment in an amount of COP 32,297 million and COP 41,926 million at December 31, 2012 and 2011, respectively.

(4)    Includes debt securities in corporate bonds.

As of December 31, 2012, 2011 and 2010 Bancolombia held securities issued by foreign Governments in the following amounts:

As of December 31,	Issuer	Investment Amount–Book Value (in millions of pesos)(1)		Investment Amount–Book Value (thousands of U.S. dollars)(1) (2)

2012	Republic of El Salvador	COP	403,541	USD	228,218
	Republic of Chile	COP	76,235	USD	43,114
	Republic of Brazil	COP	74,601	USD	42,189
	U.S. Treasury	COP	52,985	USD	29,965
	Republic of Mexico	COP	48,629	USD	27,501
	Republic of Costa Rica	COP	31,133	USD	17,607
	Republic of Panama	COP	10,761	USD	6,086
	Republic of Peru	COP	6,496	USD	3,674
2011	Republic of El Salvador	COP	310,088	USD	159,617
	U.S. Treasury	COP	113,335	USD	58,339
	Republic of Brazil	COP	46,063	USD	23,711
	Republic of Panama	COP	11,193	USD	5,761
	Republic of Peru	COP	10,406	USD	5,357
	Republic of Chile	COP	171	USD	88
2010	Republic of El Salvador	COP	335,402	USD	175,238
	U.S. Treasury	COP	99,567	USD	52,021
	Republic of Brazil	COP	68,294	USD	35,682
	Republic of Panama	COP	43,446	USD	22,699
	Republic of Peru	COP	10,720	USD	5,601
	Republic of Chile	COP	153	USD	80

_________________________

(1)	These amounts are not net of allowances for decline in value which were COP 10,630 million (USD 6 million) for 2012, COP 6,983 million (USD 3.6 million) for 2011 and COP 34,983 million (USD 18 million) for 2010.

(2)	These amounts have been translated at the rate of COP 1,768.23 per USD 1.00 at December 2012, COP 1,942.70 per USD 1.00 at December 2011 and COP 1,913.98 per USD 1.00 at December 2010, which corresponds to the Representative Market Rate, calculated on December 31, the last business day of the year.

As of December 31, 2012, the Bank’s peso-denominated debt securities portfolio amounted to COP 9,299 billion, reflecting a 29% increase compared to the level at December 31, 2011. The increase resulted mainly from an increase in holdings of securities issued by the Colombian Government. Peso-denominated debt securities issued by the Colombian Government represented 64% of the Bank’s peso-denominated debt securities portfolio in 2012.

On the other hand, as of December 31, 2012, Bancolombia’s held securities issued by foreign Governments amounted to COP 693 billion (net of allowances for decline in value), increasing in 43% compared to the end of 2011. This variation is primarily explained by an increase in the Bank’s position in Chilean and Mexican sovereign bonds.

INVESTMENT SECURITIES PORTFOLIO MATURITY

The following table summarizes the maturities and weighted average nominal yields of the Bank’s investment securities as of December 31, 2012:

	As of December 31, 2012
	Maturing in less than 1 year		Maturing between 1 and 5 years		Maturing between 5 and 10 years		Maturing in more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
(COP million, except yields)
Securities issued or secured by:
Foreign currency-denominated:
Colombian Government	7,599	5.53%	67,512	2.12%	161,755	2.18%	24	6.93%	236,890	2.27%
El Salvador Central Bank	582,418	0.40%	-	-	-	-	-	-	582,418	0.40%
Other Government entities	-	-	7,544	4.21%	12,530	4.61%	38,439	3.27%	58,513	3.68%
Other financial entities	14,118	3.70%	157,222	3.97%	169,962	4.87%	-	-	341,302	4.41%
Foreign Governments	378,848	4.11%	47,574	1.15%	181,367	2.96%	85,962	4.63%	693,751	3.67%
Others	-	-	98,517	6.88%	99,964	4.04%	7,268	5.01%	205,749	5.44%
Subtotal	982,983	1.91%	378,369	4.05%	625,578	3.48%	131,693	4.25%	2,118,623	2.90%

Securities issued or secured by:
Peso-denominated
Colombian Government	534,420	5.03%	3,766,334	5.10%	206,486	5.59%	57,192	6.03%	4,564,432	5.12%
Government entities	1,261,441	2.41%	9,583	7.55%	7,552	0.87%	-	-	1,278,576	2.43%
Other financial entities	121,895	6.17%	228,600	6.99%	692,450	6.93%	652,639	11.75%	1,695,584	8.74%
Others	20,138	6.63%	37,390	3.38%	6,791	7.69%	-	-	64,319	4.85%
Subtotal	1,937,894	3.41%	4,041,907	5.19%	913,279	6.58%	709,831	11.29%	7,602,911	5.47%

Securities issued or secured by:
UVR-denominated
Colombian Government	1,034,410	1.38%	349,340	0.54%	8,857	2.51%	2,238	2.84%	1,394,845	1.18%
Other financial entities	-	-	26,142	5.75%	211,936	4.13%	63,598	9.12%	301,676	5.32%
Subtotal	1,034,410	1.38%	375,482	0.90%	220,793	4.06%	65,836	8.90%	1,696,521	1.91%
Total (COP)	3,955,287		4,795,758		1,759,650		907,360		11,418,055

(1)	Amounts are net of allowances for decline in value which amounted to COP 14,159 million in 2012.

(2)	Yield was calculated using the internal return rate (IRR) as of December 31, 2012.

As of December 31, 2012, the Bank had the following investments in securities of issuers that exceeded 10% of the Bank’s stockholders’ equity:

	Issuer	Book value		Fair value
	(COP million)
Securities issued or secured by:
Colombian Government	Ministry of Finance	COP	6,196,167	COP	6,165,857
Other financial entities	Titularizadora Colombiana		1,563,673		1,535,937
Government entities	FINAGRO		1,259,362		1,244,041
Total		COP	9,019,202	COP	8,945,835

E.3.	LOAN PORTFOLIO

Types of loans

The following table shows the Bank’s loan portfolio classified into corporate, retail (including small and medium enterprise loans), financial leases and mortgage loans:

	As of December 31,
	2012	2011	2010	2009	2008
	(COP million)
Domestic
Corporate
Trade financing	1,994,779	2,338,728	1,704,673	623,084	640,033
Loans funded by development banks	245,241	252,891	300,459	485,754	970,456
Working capital loans	26,274,367	22,234,866	18,360,582	15,003,979	15,524,940
Credit cards	30,008	30,552	31,297	26,947	33,039
Overdrafts	82,981	66,454	38,563	45,072	55,796
Total corporate	28,627,376	24,923,491	20,435,574	16,184,836	17,224,264

Retail(1)
Credit cards	3,488,787	3,161,273	2,477,808	2,198,127	2,317,178
Personal loans	5,209,423	4,222,015	2,890,095	2,060,776	2,369,852
Vehicle loans	2,154,121	1,991,909	1,332,175	1,218,299	1,314,685
Overdrafts	210,653	168,865	156,244	168,760	208,123
Loans funded by development banks	843,146	676,985	667,299	792,437	887,978
Trade financing	99,596	69,210	27,547	48,955	98,344
Working capital loans	8,380,095	6,330,371	4,702,240	4,346,213	4,125,358
Total retail	20,385,821	16,620,628	12,253,408	10,833,567	11,321,518
Financial Leases	8,405,497	6,977,454	5,737,473	5,390,937	5,406,712
Mortgage	5,164,514	4,017,855	2,516,376	2,556,810	2,313,864
Total loans and leases	62,583,208	52,539,428	40,942,831	34,966,150	36,266,358
Allowance for loan losses	(2,975,616)	(2,455,141)	(2,160,119)	(2,115,161)	(1,810,577)
Total domestic loans, net (COP)	59,607,592	50,084,287	38,782,712	32,850,989	34,455,781

Foreign
Corporate
Trade financing	220,834	1,889,668	1,192,349	551,211	1,128,931
Loans funded by development banks	16,460	11,104	18,874	41,969	52,308
Working capital loans	4,219,310	4,001,695	3,644,287	3,509,893	3,807,352
Credit cards	5,611	16,817	6,712	8,462	9,327
Overdrafts	20,453	29,380	5,190	5,530	7,712
Total corporate	4,482,668	5,948,664	4,867,412	4,117,065	5,005,630

Retail(1)
Credit cards	183,979	168,061	156,895	190,932	201,813
Personal loans	1,611,499	1,597,624	1,649,853	1,713,992	1,917,663
Vehicle loans	1,426	1,905	2,705	3,718	5,724
Overdrafts	12,897	18,248	18,449	19,853	21,089
Loans funded by development banks	19,879	16,718	12,143	9,410	8,304
Trade financing	8,767	17,585	7,516	4,343	25,482
Working capital loans	46,600	63,025	20,705	24,833	13,015
Total retail	1,885,047	1,883,166	1,868,266	1,967,081	2,193,090
Financial Leases	244,446	194,357	96,076	79,064	100,030
Mortgage	793,310	822,813	826,505	912,614	1,077,462
Total loans and leases	7,405,471	8,849,000	7,658,259	7,075,824	8,376,212
Allowance for loan losses	(274,023)	(357,441)	(349,094)	(316,506)	(323,783)
Total foreign loans, net (COP)	7,131,448	8,491,559	7,309,165	6,759,318	8,052,429
Total Foreign and Domestic Loans (COP)	66,739,040	58,575,846	46,091,877	39,610,307	42,508,210

(1)	Includes loans to high-income individuals and small companies.

The Bank classifies its loan portfolio into the following categories: (i) corporate loans; (ii) retail and small and medium enterprises loans; (iii) financial leases; and (iv) mortgage loans.

As of December 31, 2012, the Bank’s total loan portfolio amounted to COP 69,989 billion, up 14% as compared to COP 61,388 billion in 2011, and 44% higher than the COP 48,601 billion at the end of 2010. Loan volume performance during 2012 is primarily explained by the significantly increased economic activity in Colombia, which led individuals and corporations to demand more credit. For further discussion of some of these trends please see “Item 5. Operating and Financial Review and Prospects – D. Trend information”.

As of December 31, 2012, corporate loans amounted to COP 33,110 billion, or 47% of loans, and increased 7% from COP 30,872 billion at the end of 2011.

Retail loans totaled COP 22,271 billion, or 32% of total loans, of which COP 10,494 billion were consumer loans (15% of total loans). Retail loans increased 20% over the year.

Financial leases totaled COP 8,650 billion as of the end of 2012, up 21% from COP 7,172 billion at the end of 2011.

Mortgage lending activity was dynamic during 2012, driven mainly by the Colombian Government’s housing subsidy program that was implemented in April 2009 as well as by lower long-term interest rates in Colombia. Taking into account securitized loans, mortgage loans decreased 11% over the year. At the end of 2012, Bancolombia had COP 2,426 billion in securitized mortgages, compared to COP 2,741 billion at the end of 2011.

Borrowing Relationships

As of December 31, 2012, the aggregate outstanding principal amount of the Bank’s 25 largest borrowing relationships, on a consolidated basis, represented approximately 11.92% of the loan portfolio, and no single borrowing relationship represented more than 0.86% of the loan book. Also, 100% of those loans were corporate loans and 100% of these relationships were classified as “A”.

Maturity and Interest Rate Sensitivity of Loans

The following table shows the maturities of the Bank’s loan portfolio as of December 31, 2012:

	Due in one year or less	Due from one to five years	Due after five years	Total
	(COP million)
Domestic loans and financial leases:
Corporate
Trade financing	1,891,687	63,300	39,792	1,994,779
Loans funded by development banks	13,363	105,775	126,103	245,241
Working capital loans	8,583,759	8,985,565	8,705,043	26,274,367
Credit cards	3,229	24,741	2,038	30,008
Overdrafts	82,981	-	-	82,981
Total corporate	10,575,019	9,179,381	8,872,976	28,627,376

Retail
Credit cards	669,569	2,712,859	106,359	3,488,787
Personal loans	366,113	4,628,049	215,261	5,209,423
Vehicle loans	51,341	1,360,277	742,503	2,154,121
Overdrafts	210,653	-	-	210,653
Loans funded by development banks	52,035	564,983	226,128	843,146
Trade financing	99,596	-	-	99,596
Working capital loans	2,136,453	5,392,818	850,824	8,380,095
Total retail	3,585,760	14,658,986	2,141,075	20,385,821
Financial leases	295,174	4,220,756	3,889,567	8,405,497
Mortgage	46,446	225,166	4,892,902	5,164,514
Total domestic loans and financial leases	14,502,399	28,284,289	19,796,520	62,583,208

Foreign loans and financial leases:
Corporate
Trade financing	10,064	44,997	165,773	220,834
Loans funded by development banks	8,076	1,587	6,797	16,460
Working capital loans	1,211,393	1,726,551	1,281,366	4,219,310
Credit cards	3	5,608	-	5,611
Overdrafts	20,453	-	-	20,453
Total corporate	1,249,989	1,778,743	1,453,936	4,482,668

Retail
Credit cards	383	183,516	80	183,979
Personal loans	52,242	451,921	1,107,336	1,611,499
Vehicle loans	109	1,282	35	1,426
Overdrafts	12,815	82	-	12,897
Loans funded by development banks	51	3,039	16,789	19,879
Trade financing	126	1,917	6,724	8,767
Working capital loans	8,494	17,489	20,617	46,600
Total retail	74,220	659,246	1,151,581	1,885,047
Financial leases	33,058	199,548	11,840	244,446
Mortgage	3,318	36,776	753,216	793,310
Total foreign loans and financial leases	1,360,585	2,674,313	3,370,573	7,405,471
Total loans (COP million)	15,862,984	30,958,602	23,167,093	69,988,679

The following table shows the interest rate sensitivity of the Bank’s loan portfolio due after one year and within one year or less as of December 31, 2012:

	As of December 31, 2012
	(COP million)

Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	COP	34,364,762
Foreign-denominated		5,765,475
Total		40,130,237
Fixed Rate
Domestic-denominated		13,716,047
Foreign-denominated		279,411
Total		13,995,458
Loans with terms of less than 1 year:
Domestic-denominated		14,502,399
Foreign-denominated		1,360,585
Total		15,862,984
Total loans	COP	69,988,679

Loans by Economic Activity

The following table summarizes the Bank’s loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification (SIC) codes. Where the Bank has not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower:

	As of December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
		(COP million, except percentages)
Domestic
Agricultural	2,648,064	4.2%	2,102,923	4.0%	1,810,415	4.4%	1,625,790	4.6%	1,691,697	4.7%
Mining products and oil	2,324,822	3.7%	1,583,513	3.0%	1,863,052	4.6%	1,193,712	3.4%	521,249	1.4%
Food, beverage and Tobacco	1,885,953	3.0%	1,710,015	3.3%	2,922,405	7.1%	2,243,064	6.4%	2,264,246	6.2%
Chemical production	2,526,802	4.0%	2,464,222	4.7%	2,727,045	6.7%	1,310,495	3.7%	1,790,731	4.9%
Other industrial and Manufacturing products	3,857,788	6.2%	3,993,961	7.6%	3,124,519	7.6%	3,396,188	9.7%	4,132,049	11.4%
Government	1,554,722	2.5%	1,223,563	2.3%	1,310,226	3.2%	1,234,824	3.5%	659,800	1.8%
Construction	8,461,594	13.5%	6,199,270	11.8%	4,092,951	10.0%	3,520,673	10.2%	3,422,564	9.4%
Trade and tourism	9,904,717	15.8%	8,439,099	16.1%	5,614,774	13.7%	5,471,749	15.7%	6,216,359	17.2%
Transportation and Communications	4,415,162	7.1%	3,432,027	6.5%	2,803,387	6.9%	2,544,050	7.3%	2,426,608	6.7%
Public services	2,387,679	3.8%	2,028,122	3.9%	2,220,108	5.4%	1,659,742	4.7%	836,298	2.3%
Consumer services	17,136,487	27.4%	13,613,317	25.9%	9,353,171	22.8%	7,916,772	22.7%	8,709,958	24.1%
Commercial services	5,479,418	8.8%	5,749,396	10.9%	3,100,778	7.6%	2,849,091	8.1%	3,594,799	9.9%
Total domestic loans (COP)	62,583,208	100%	52,539,428	100%	40,942,831	100%	34,966,150	100%	36,266,358	100%
Foreign
Agricultural	166,159	2.2%	272,334	3.0%	327,430	4.3%	301,866	4.3%	248,631	3.0%
Mining products and oil	192,566	2.6%	265,689	3.0%	133,052	1.7%	176,042	2.5%	189,743	2.3%
Food, beverage and Tobacco	387,775	5.3%	150,692	1.7%	138,252	1.8%	118,092	1.7%	232,410	2.8%
Chemical production	9,915	0.1%	24,197	0.3%	12,850	0.2%	51,173	0.7%	95,552	1.1%
Other industrial and Manufacturing products	895,532	12.1%	2,147,936	24.3%	1,836,483	24.0%	1,586,708	22.4%	2,426,601	29.0%
Government	4,362	0.1%	92	0.0%	4	0.0%	-	-	-	-
Construction	1,037,806	14.0%	1,281,568	14.5%	1,231,658	16.1%	1,375,521	19.4%	442,021	5.2%
Trade and tourism	803,196	10.9%	595,938	6.7%	594,213	7.8%	613,928	8.7%	751,364	9.0%
Transportation and
Communications	198,131	2.7%	136,281	1.5%	149,698	2.0%	291,613	4.1%	117,356	1.4%
Public services	306,685	4.1%	402,896	4.6%	514,250	6.7%	256,307	3.6%	275,812	3.3%
Consumer services	1,905,249	25.7%	1,839,468	20.8%	1,946,188	25.4%	1,971,723	27.9%	3,202,212	38.2%
Commercial services	1,498,095	20.2%	1,731,909	19.6%	774,181	10.0%	332,851	4.7%	394,510	4.7%
Total foreign loans (COP)	7,405,471	100%	8,849,000	100%	7,658,259	100%	7,075,824	100%	8,376,212	100%
Total Foreign and Domestic Loans (COP)	69,988,679	100%	61,388,428	100%	48,601,090	100%	42,041,974	100%	44,642,570	100%

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

Small Business Loans: These are issued for the purpose of encouraging the activities of small business and are subject to the following requirements: (i) the maximum amount to be lent is equal to twenty-five (25) SMMLV and at any time the balance of any single borrower may not exceed such amount (as stipulated in Article 39 of Law 590 of 2000) and (ii) the main source of payment for the corresponding obligation shall be the revenues obtained from activities of the borrower’s micro business. The balance of indebtedness on the part of the borrower may not exceed 120 SMMLV, as applicable, at the moment the credit is approved.

Commercial Loans and Financial Leases: These are granted to individuals or companies in order to carry out organized economic activities and are not classified as small business loans.

The following table shows the Bank’s loan portfolio categorized in accordance with the regulations of the SFC in effect for the relevant periods:

	Loan Portfolio by Type of Loan As of December 31,
	2012	2011	2010	2009	2008
	(COP million)
Commercial Loans	42,465,660	38,212,997	30,992,403	26,011,915	28,068,731
Consumer Loans	12,580,661	10,846,046	8,177,175	6,888,615	7,532,649
Small Business Loans	334,591	316,906	255,082	202,019	143,122
Financial Leases	8,649,943	7,171,811	5,833,549	5,470,001	5,506,742
Mortgage	5,957,824	4,840,668	3,342,881	3,469,424	3,391,326
Total Loans and Financial Leases	69,988,679	61,388,428	48,601,090	42,041,974	44,642,570
Allowance for Loans and Financial Lease Losses	3,249,639	2,812,582	2,509,213	2,431,667	2,134,360
Total Loans and Financial Leases, Net (COP)	66,739,040	58,575,846	46,091,877	39,610,307	42,508,210

Risk categories

The SFC provides the following minimum risk classifications, according to the financial situation of the debtor or the past-due days of the obligation:

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

	As of December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(COP million, except percentages)
“A” Normal	65,453,223	93.5%	57,095,160	93.0%	44,914,187	92.4%	38,180,628	90.8%	40,650,096	91.0%
“B” Subnormal	1,766,262	2.5%	1,946,067	3.2%	1,588,798	3.3%	1,711,661	4.1%	2,216,832	5.0%
“C” Deficient	1,179,600	1.7%	913,893	1.4%	606,901	1.2%	703,053	1.7%	576,557	1.3%
“D” Doubtful Recover	948,051	1.4%	848,682	1.4%	1,014,289	2.1%	1,105,442	2.6%	871,892	2.0%
“E” Unrecoverable	641,543	0.9%	584,626	1.0%	476,915	1.0%	341,190	0.8%	327,193	0.7%
Total loans and financial leases	69,988,679	100.0%	61,388,428	100%	48,601,090	100%	42,041,974	100%	44,642,570	100%
Loans classified as “C”, “D” and “E” as a percentage of total loans	4.0%		3.8%		4.3%		5.1%		4.0%

Suspension of Accruals

The SFC established that interest, UVR, lease payments and other items of income cease to be accrued in the statement of operations and begin to be recorded in memorandum accounts until effective payment is collected, after a loan is in arrears for more than a certain time:

Type of loan and financial lease	Arrears in excess of:
Mortgage	2 months
Consumer	2 months
Small Business loans	1 month
Commercial	3 months

However, the Bank adopts a stricter policy for every credit category, except for mortgages. According to this policy loans are placed in non-accrual status once those loans are 30 days or more overdue. Under this policy, once the accumulation of interest is suspended, the Bank records an allowance equal to the interest that had accrued up to that point. Mortgage loans, on the other hand, are placed in non-accrual status once they are 60 days past-due, at which time an allowance is made for 100% of the interest accrued up to that point.

Amounts due on loans that become past-due and that at some point have stopped accruing interest, UVR, lease payments or other items of income will be recorded in memorandum accounts until such amounts are actually collected.

The following table sets forth the breakdown of the non-performing past-due loans by type of loan in accordance with the criteria of the SFC for domestic and for foreign loans at the end of each period:

	As of December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(COP million, except percentages)
Performing past-due loans:(1)
Consumer loans(2)	194,062	32.1%	107,790	26.3%	117,787	25.2%	141,813	23.7%	150,762	22.4%
Commercial loans(3)	194,001	32.1%	152,297	37.1%	197,895	42.4%	254,923	42.5%	323,185	48.0%
Mortgage loans(4)	146,648	24.3%	110,474	26.9%	107,639	23.0%	115,611	19.3%	100,785	15.0%
Financial leases(5)	69,664	11.5%	39,591	9.7%	43,819	9.4%	87,202	14.5%	98,644	14.6%
Total perf. PDLs COP	604,375	100.0%	410,152	100%	467,140	100%	599,549	100%	673,376	100%

Non-performing PDLs:
Consumer loans(6)	410,112	33.4%	245,077	26.4%	180,668	19.5%	231,790	22.6%	296,153	31.2%
Small business loans(7)	31,188	2.5%	27,319	2.9%	22,193	2.4%	17,250	1.7%	17,600	1.9%
Commercial loans(8)	435,582	35.5%	365,910	39.3%	450,161	48.5%	488,248	47.5%	387,571	40.7%
Mortgage loans(9)	262,250	21.4%	206,730	22.3%	195,631	21.1%	197,323	19.2%	184,597	19.4%
Financial leases(10)	89,195	7.2%	85,504	9.1%	80,106	8.5%	93,101	9.0%	64,708	6.8%
Total non-perf. PDLs COP..	1,228,327	100.0%	930,540	100%	928,759	100%	1,027,712	100%	950,629	100%

Total PDLs (COP)	1,832,702		1,340,692		1,395,899		1,627,261		1,624,005

Total non-perf. PDLs	1,228,327		930,540		928,759		1,027,712		950,629
Foreclosed assets	270,935		231,066		257,603		250,976		204,480
Other accounts receivable (overdue > 180 days)	40,517		20,645		19,190		33,800		34,486
Total non performing assets (COP)	1,539,779		1,182,251		1,205,552		1,312,488		1,189,595

Allowance for loan and finance leases losses	(3,249,639)		(2,812,582)		(2,509,213)		(2,431,667)		(2,134,360)
Allowance for estimated losses on foreclosed assets	(186,117)		(177,872)		(187,326)		(170,308)		(179,827)

Allowance for accounts receivable and accrued interest losses	(139,994)		(105,521)		(111,848)		(124,916)		(114,009)

PDLs/ Total loans		2.6%		2.2%		2.9%		3.9%		3.6%
Allowance for loan losses/ PDLs		177.3%		209.8%		179.8%		149.4%		131.4%
Allowance for loan losses/ Loans classified as “C”, “D” and “E”		117.3%		119.8%		119.6%		113.1%		120.2%
Perf. Loans/Total loans		98.2%		98.5%		98.1%		97.6%		97.9%

(1)	Performing past-due loans are loans upon which the Bank continues to recognize income although interest has not been received for the periods indicated.
(2)	Past-due from 31 to 60 days.
(3)	Past-due from 31 to 90 days.
(4)	Past-due from 31 to 60 days.
(5)	The Consumer financial leases are due from 31 to 60 days and the commercial financial leases are due from 31 to 90 days.
(6)	Past-due more than 60 days.
(7)	Past-due more than 30 days.
(8)	Past-due more than 90 days.
(9)	Past-due more than 60 days.
(10)	The Consumer financial leases are more than 60 days and the commercial financial leases are more than 90 days.

The following table sets forth the breakdown of the non-performing past-due loans by type of loan in accordance with the criteria of the SFC for domestic and for foreign loans at the end of each period:

	As of December 31,
	2012		2011		2010		2009		2008
Non-performing past-due loans:
Consumer loans(1)
Domestic	COP	367,392	COP	199,276	COP	124,149	COP	169,357	COP	243,487
Foreign		42,720		45,801		56,519		62,433		52,666
Total Consumer Loans		410,112		245,077		180,668		231,790		296,153
Small Business loans (2)
Domestic.		27,306		22,866		20,602		15,025		15,583
Foreign		3,882		4,453		1,591		2,225		2,017
Total Small Business Loans		31,188		27,319		22,193		17,250		17,600
Commercial loans(3)
Domestic		412,231		312,950		378,380		430,695		336,958
Foreign		23,351		52,960		71,781		57,553		50,613
Total Commercial Loans		435,582		365,910		450,161		488,248		387,571

Mortgage loans(4)
Domestic		226,350		164,808		151,975		159,697		161,284
Foreign		35,900		41,922		43,656		37,626		23,313
Total Mortgage Loans		262,250		206,730		195,631		197,323		184,597
Financial leases(5)
Domestic		87,396		85,504		80,106		93,100		63,160
Foreign		1,799		-		-		1		1,548
Total Financial leases		89,195		85,504		80,106		93,101		64,708
Total non-perf. PDLs (domestic)		1,120,675		785,404		755,212		867,874		820,472
Total non-perf. PDLs (foreign)		107,652		145,136		173,547		159,838		130,157
Total non-perf. PDLs	COP	1,228,327	COP	930,540	COP	928,759	COP	1,027,712	COP	950,629

(1) Past-due more than 60 days.

(2) Past-due more than 30 days.

(3) Past-due more than 90 days.

(4) Past-due more than 60 days.

(5) Past-due financial leases includes consumer financial leases that are more than 60 days past-due and commercial financial leases that are more than 90 days past-due.

The following table illustrates Bancolombia’s past-due loan portfolio by type of loan:

	As of December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(COP million, except percentages)
Domestic
Corporate
Trade financing	943	0.1%	1,140	0.1%	1,685	0.2%	3,945	0.3%	2,472	0.2%
Loans funded by development banks	2,657	0.2%	20,270	1.8%	22,497	1.9%	13,933	1.0%	22,125	1.6%
Working capital loans	204,864	12.2%	110,121	9.6%	189,833	16.4%	154,071	11.2%	150,795	11.1%
Credit cards	624	0.0%	417	0.0%	351	0.0%	376	0.0%	456	0.0%
Overdrafts	1,222	0.1%	1,125	0.1%	1,975	0.2%	2,781	0.2%	3,032	0.2%
Total corporate	210,310	12.6%	133,073	11.6%	216,341	18.7%	175,106	12.7%	178,880	13.1%

Retail
Credit cards	272,057	16.1%	151,078	13.2%	137,649	11.9%	163,924	11.9%	172,409	12.7%
Personal loans	179,170	10.7%	95,678	8.3%	62,392	5.4%	86,358	6.3%	144,336	10.6%
Vehicle loans	97,767	5.8%	72,954	6.4%	68,194	5.9%	117,601	8.6%	142,336	10.5%
Overdrafts	21,654	1.3%	15,285	1.3%	15,368	1.3%	20,106	1.5%	33,277	2.5%
Loans funded by development banks	26,154	1.6%	33,666	2.9%	31,752	2.7%	30,733	2.2%	33,530	2.5%
Trade financing	3,791	0.2%	732	0.1%	947	0.1%	961	0.1%	8,169	0.6%
Working capital loans	358,950	21.3%	263,968	23.0%	272,522	23.5%	353,744	25.7%	287,587	21.2%
Total retail	959,543	57.0%	633,361	55.2%	588,824	50.8%	773,427	56.3%	821,644	60.6%
Financial Leases	156,705	9.3%	125,094	10.8%	123,925	10.7%	179,632	13.1%	155,678	11.5%
Mortgage	356,466	21.1%	256,624	22.4%	230,018	19.8%	246,277	17.9%	201,186	14.8%
Total domestic past-due loans (COP)	1,683,024	100.0%	1,148,152	100%	1,159,108	100%	1,374,442	100%	1,357,388	100%

Foreign
Corporate
Trade financing	4,201	2.8%	9,004	4.7%	9,535	4.0%	14,978	5.9%	19,157	7.2%
Loans funded by development banks	-	0.0%	147	0.1%	376	0.2%	2,306	0.9%	1,552	0.6%
Working capital loans	29,388	19.7%	56,627	29.3%	76,559	32.3%	80,031	31.7%	106,532	40.0%
Credit cards	124	0.1%	264	0.1%	434	0.2%	499	0.1%	222	0.0%
Overdrafts	172	0.1%	349	0.2%	775	0.3%	287	0.0%	341	0.1%
Total corporate	33,885	22.7%	66,391	34.4%	87,679	37.0%	98,101	38.6%	127,804	47.9%

Retail
Credit cards	6,628	4.4%	5,925	3.1%	7,615	3.2%	12,450	4.9%	10,692	4.0%
Personal loans	49,692	33.3%	54,410	28.2%	65,749	27.8%	72,157	28.5%	63,172	23.7%
Vehicle loans	29	0.0%	138	0.1%	203	0.1%	239	0.1%	110	0.0%
Overdrafts	354	0.2%	96	0.1%	134	0.1%	99	0.0%	103	0.0%
Loans funded by development banks	621	0.4%	440	0.2%	569	0.2%	260	0.1%	568	0.2%
Trade financing	216	0.1%	387	0.2%	199	0.1%	213	0.1%	243	0.1%
Working capital loans	3,667	2.5%	4,173	2.2%	1,391	0.6%	1,972	0.8%	1,764	0.7%
Total retail	61,207	40.9%	65,569	34.1%	75,860	32.1%	87,390	34.5%	76,652	28.7%
Financial Leases	2,154	1.4%	-	-	-	-	671	0.3%	7,674	2.9%
Mortgage	52,432	35.0%	60,580	31.5%	73,252	30.9%	66,657	26.6%	54,487	20.5%
Total foreign past-due loans (COP)	149,678	100%	192,540	100%	236,791	100%	252,819	100%	266,617	100%
Total Foreign and Domestic past-due loans (COP)	1,832,702	100%	1,340,692	100%	1,395,899	100%	1,627,261	100%	1,624,005	100%

The following table presents information with respect to the Bank’s loan portfolio at least 31 days past-due based on the nature of the collateral for the loan:

	As of December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(COP million, except percentages)
Secured
Current	28,630,768	40.8%	25,932,056	42.2%	20,970,409	43.2%	19,061,249	45.3%	17,779,101	39.8%
Past-due Commercial loans	363,054	0.5%	277,746	0.5%	327,323	0.7%	411,359	1.0%	324,541	0.7%
Past-due Consumer loans	124,323	0.2%	78,924	0.1%	73,476	0.2%	88,740	0.2%	70,934	0.2%
Past-due Small business loans	23,116	0.1%	17,423	0.0%	11,415	0.1%	7,824	0.1%	8,175	0.1%
Past-due Mortgage loans	408,898	0.6%	317,204	0.5%	303,270	0.6%	312,934	0.7%	285,382	0.6%
Past-due Financial leases	158,859	0.2%	125,095	0.2%	123,925	0.3%	180,303	0.4%	163,352	0.4%
Total (COP)	29,709,018	42.4%	26,748,448	43.5%	21,809,818	45.1%	20,062,409	47.7%	18,631,485	41.8%

Unsecured(1)
Current	39,525,209	56.5%	34,115,680	55.6%	26,234,778	54.0%	21,353,464	50.8%	25,239,464	56.5%
Past-due Commercial loans	266,529	0.4%	240,461	0.4%	320,738	0.7%	331,812	0.8%	386,215	0.9%
Past-due Consumer loans	479,851	0.7%	273,943	0.5%	224,978	0.5%	284,863	0.7%	375,981	0.8%
Past-due Small business loans	8,072	0.0%	9,896	0.0%	10,778	0.0%	9,426	0.0%	9,425	0.0%
Total (COP)	40,279,661	57.6%	34,639,980	56.5%	26,791,272	55.2%	21,979,565	52.3%	26,011,085	58.2%

Total current loans and financial leases COP	68,155,977	97.3%	60,047,736	97.8%	47,205,191	97.1%	40,414,713	96.1%	43,018,565	96.4%
Past-due Commercial loans	629,583	0.9%	518,207	0.9%	648,061	1.4%	743,171	1.9%	710,756	1.6%
Past-due Consumer loans	604,174	0.9%	352,867	0.6%	298,454	0.6%	373,603	0.9%	446,915	1.0%
Past-due Small business loans	31,188	0.1%	27,319	0.0%	22,189	0.1%	17,250	0.0%	17,600	0.0%
Past-due Mortgage loans	408,898	0.6%	317,204	0.5%	303,270	0.6%	312,934	0.7%	285,382	0.6%
Past-due Financial leases	158,859	0.2%	125,095	0.2%	123,925	0.3%	180,303	0.4%	163,352	0.4%
Total past-due loans and financial leases (COP)	1,832,702	2.7%	1,340,692	2.2%	1,395,899	2.9%	1,627,261	3.9%	1,624,005	3.6%
Total gross loans and financial leases	69,988,679	100%	61,388,428	100%	48,601,090	100%	42,041,974	100%	44,642,570	100%
Allowance for loan and financial lease losses	(3,249,639)	(4.6)%	(2,812,582)	(4.6)%	(2,509,213)	(5.2)%	(2,431,667)	(5.8)%	(2,134,360)	(4.8)%
Total loans and financial leases, net (COP)	66,739,040	95.4%	58,575,846	95.4%	46,091,877	94.8%	39,610,307	94.2%	42,508,210	95.2%

(1)	Includes loans with personal guarantees.

Non-performing loans, accruing loans which are contractually past-due 90 days and performing troubled debt restructuring loans

Non-performing loans and accruing loans which are contractually past-due 90 days

As of December 31, 2012, 2011, 2010, 2009 and 2008, Bancolombia did not have any performing loans which were past-due for 90 days or more.

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

	As of December 31,
	2012
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)
Foreign loans	COP	107,652	COP	10,382	COP	1,832
Domestic loans		1,120,675		472,261		345,533
Non –perfoming loans	COP	1,228,327	COP	482,643	COP	347,365

	As of December 31,
	2011
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)
Foreign loans	COP	145,136	COP	14,423	COP	2,583
Domestic loans		785,404		332,051		244,619
Non-perfoming loans	COP	930,540	COP	346,474	COP	247,202

Performing Troubled Debt Restructuring Loans

The following table presents a summary of the Bank’s Troubled Debt Restructuring loans accounted for on a performing basis in accordance with the criteria of the SFC in effect at the end of each period, classified into foreign and domestic loans:

	As of December 31,
	2012	2011	2010	2009	2008
	(COP million)
Foreign loans	224,385	270,803	266,173	169,459	176,246
Domestic loans	208,405	441,055	1,088,117	994,506	623,722
Total Performing Troubled Debt Restructuring loans (COP)	432,790	711,858	1,354,290	1,163,965	799,968

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

	As of December 31,
	2012
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)
Foreign loans		224,385		15,399		15,399
Domestic loans		208,405		23,622		23,622
Total Performing Troubled Debt Restructuring loans	COP	432,790	COP	39,021	COP	39,021

	As of December 31,
	2011
	Amount of Loans		Gross Interest Income		Interest income included in net income for the period
			(COP million)
Foreign loans		270,803		19,617		19,617
Domestic loans		441,055		51,969		51,969
Total Performing Troubled Debt Restructuring loans	COP	711,858	COP	71,586	COP	71,586

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

Bancolombia’s policies require every credit to be analyzed using the following factors: the character, reputation and credit history of the borrower, the type of business the borrower engages in, the borrower’s ability to repay the loan and/or its projected cashflows the coverage and suitability of the proposed collateral for the loan and information received from the two credit risk bureaus currently operating in Colombia.

In addition to the analysis of the borrower, the Bank engages in the analysis of the different economic sectors to which the Bank makes loans and has established guidelines for financial analysis of the borrower and for participation in investment projects in and outside Colombia.

The Bank applies the lending limits to borrowers established under Colombian law, which require that: (i) uncollateralized loans to a single customer or economic group may not exceed 10% of the Bank’s (unconsolidated) Technical Capital; (ii) collateralized loans to a single customer or economic group may not exceed 25% of the Bank’s (unconsolidated) Technical Capital; (iii) a collateralized loan to a stockholder of the Bank, who owns a position exceeding 20% of the Bank’s Capital, may not exceed 20% of the Bank’s (unconsolidated) Technical Capital; (iv) a uncollateralized loan to a stockholder of the Bank, who owns a position exceeding 20% of the Bank’s Capital, may not exceed 10% of the Bank’s (unconsolidated) Technical Capital; and (v) a loan to a financial institution may not exceed 30% of the Bank’s (unconsolidated) Technical Capital.

In general, the term of a loan will depend on the type of guarantee, the credit history of the borrower and the purpose of the loan. Almost 66% of the Bank’s loan portfolio has a maturity of five years or less.

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

In October 2011, the SFC issued the External Circular 043 of 2011 with the purpose of setting forth the necessary instructions to be followed by financial institutions in order to determine the fair value of collateral securing loans, as well as the frequency of valuations of collateral. In accordance with these new regulations, all collateral must be valued at least every three years, except those which support mortgage and automobile loans, which must be valued annually. When the current valuation is overdue, the fair value is not considered in the measurement of certain allowances for loan losses as a mitigating factor.

With respect to monitoring outstanding loans, the Bank, in accordance with the requirements of the SFC, has implemented regional committees and a central qualification process to undertake a biannual evaluation of the loan portfolio, during the months of May and November. When monitoring outstanding loans, the Bank examines current financial statements including cash flow and financial indicators, industry analysis and historical payment behavior.

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

ALLOWANCE FOR LOAN AND FINANCIAL LEASES LOSSES

The Bank records an allowance for loans and financial leases losses in accordance with the regulations established by the SFC. For further details regarding the regulation and methodologies for the calculation of such allowances please see Item 5. Operating and Financial Review and Prospects - “Allowance for credit losses” and Note 2.i. of Notes to Financial Statements included in this Annual Report.

The following table sets forth the changes in the allowance for loan and financial lease losses:

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(COP million)
Balance at beginning of period	2,812,582	2,509,213	2,431,667	2,134,360	1,457,151
Sale of Asesuisa S.A. and Asesuisa Vida S.A.(1)	(688)	-	-	-	-
Provisions for loan losses(2)	2,344,265	1,796,873	1,842,406	2,448,581	1,986,710
Recoveries of provisions	(1,192,067)	(972,251)	(1,085,211)	(1,186,674)	(807,245)
Charge-offs	(678,506)	(531,682)	(658,151)	(925,592)	(547,860)
Effect of difference in exchange rate	(35,947)	10,429	(21,498)	(39,008)	45,604
Balance at end of year(3)	3,249,639	2,812,582	2,509,213	2,431,667	2,134,360

(1)	On February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A. signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador.

On September 27, 2012, after obtaining all of the authorizations required by the authorities of Colombia and El Salvador, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., sold to Seguros Suramericana S.A., a Panamanian company linked to Grupo de Inversiones Suramericana, 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador. The total amount received by Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. was USD 97,999.

(2)	The provision for past-due accrued interest receivable, which is not included in this item, amounted to COP 48,085 million, COP 31,852 million, COP 33,540 million, COP 46,840 million and COP 58,721 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

(3)	The allowance for past due accrued interest receivable, which is not included in this item, amounted to COP 54,026 million, COP 43,644 million, COP 38,952 million, COP 45,937 million, and COP 54,323 million for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively. The allowance at the beginning the period for past-due accrued interest receivable , which is not included in this item, amounted to COP 43,644 million, COP 38,952 million, COP 45,937 million, COP 54,323 million, and COP 33,303 million for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, respectively.

The recoveries of charged-off loans are recorded in the consolidated statement of operations and are not included in provisions for loan losses. See in the Consolidated Statement of Operations on the line: Recovery of Charged-off loans.

The following table sets forth the allocation of the Bank’s allowance for loan and financial lease losses by type of loan using the classification of the SFC:

	As of December 31,
	2012	2011	2010	2009	2008
	(COP million)
Commercial loans	1,661,705	1,472,657	1,465,318	1,443,943	1,202,047
Consumer loans	988,391	804,321	559,789	523,353	502,496
Small business loans	28,191	24,528	21,719	17,263	12,424
Financial leases	310,443	283,665	269,634	253,764	197,952
Mortgage	198,780	176,501	157,459	157,445	122,407
General allowance	62,129	50,910	35,294	35,899	97,034
Total allowance for loan losses (COP)(1)	3,249,639	2,812,582	2,509,213	2,431,667	2,134,360

(1)	For mortgage and microcredit loans, the Bank sets up a general allowance, which corresponds to one percent (1%) of the outstanding principal. By virtue of applying the standardized models supplied by the SFC for commercial and consumer loans, general allowances are no longer assigned to commercial and consumer loans.

The following table sets forth the allocation of the Bank’s allowance for loans and financial leases losses by type of loan:

	As of December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(COP million, except percentages)
Domestic
Corporate
Trade financing	31,939	1.1%	42,797	1.7%	36,857	1.7%	22,834	1.1%	13,081	0.7%
Loans funded by development banks	17,659	0.6%	36,944	1.5%	39,189	1.8%	47,540	2.2%	61,430	3.4%
Working capital loans	893,522	30.0%	728,313	29.7%	687,038	31.8%	614,342	29.0%	522,065	28.8%
Credit cards	1,166	0.0%	1,122	0.1%	898	0.0%	826	0.0%	1,134	0.1%
Overdrafts	4,525	0.2%	2,091	0.1%	2,892	0.1%	3,783	0.2%	3,983	0.2%
Total corporate	948,811	31.9%	811,267	33.1%	766,874	35.4%	689,325	32.5%	601,693	33.2%
Retail
Credit cards	426,535	14.3%	385,481	15.7%	285,248	13.2%	266,094	12.6%	208,323	11.5%
Personal loans	327,009	11.0%	199,464	8.1%	124,912	5.8%	122,265	5.8%	166,880	9.2%
Vehicle loans	122,604	4.1%	106,379	4.3%	95,308	4.4%	112,626	5.3%	115,593	6.4%
Overdrafts	18,304	0.6%	13,824	0.6%	13,341	0.6%	16,650	0.8%	24,002	1.3%
Loans funded by development banks	38,843	1.3%	46,021	1.9%	45,927	2.1%	48,354	2.3%	41,323	2.3%
Trade financing	5,230	0.2%	2,026	0.1%	1,333	0.1%	2,450	0.1%	7,616	0.4%
Working capital loans	535,946	18.0%	413,364	16.8%	393,285	18.2%	442,116	20.9%	330,437	18.3%
Total retail	1,474,471	49.5%	1,166,559	47.5%	959,354	44.4%	1,010,555	47.8%	894,174	49.4%
Financial Leases	320,855	10.8%	287,615	11.7%	273,556	12.7%	251,618	11.9%	187,514	10.4%
Mortgage	177,308	6.0%	147,087	6.0%	133,101	6.2%	136,674	6.5%	103,133	5.7%
General allowance	54,171	1.8%	42,613	1.7%	27,234	1.3%	26,989	1.3%	24,062	1.3%
Total domestic allowance for loan losses (COP)	2,975,616	100%	2,455,141	100%	2,160,119	100%	2,115,161	100%	1,810,576	100%

Foreign
Corporate
Trade financing	5,664	2.1%	14,078	3.9%	26,344	7.6%	13,502	4.3%	13,633	4.2%
Loans funded by development banks	340	0.1%	222	0.1%	554	0.2%	1,107	0.3%	545	0.2%
Working capital loans	114,041	41.6%	142,416	39.8%	174,348	49.9%	172,704	54.6%	132,294	40.9%
Credit cards	245	0.1%	406	0.1%	344	0.1%	387	0.0%	177	0.0%
Overdrafts	302	0.1%	457	0.1%	513	0.2%	656	0.2%	222	0.1%
Total Corporate	120,592	44.0%	157,579	44.0%	202,103	58.0%	188,356	59.4%	146,871	45.4%
Retail
Credit cards	12,484	4.6%	13,550	3.8%	10,991	3.2%	12,961	4.1%	9,469	2.9%
Personal loans	101,010	36.8%	137,574	38.5%	97,239	27.9%	78,999	25.0%	62,409	19.3%
Vehicle loans	76	0.0%	167	0.1%	220	0.1%	242	0.1%	152	0.0%
Overdrafts	1,066	0.4%	2,795	0.8%	2,403	0.7%	2,032	0.6%	564	0.2%
Loans funded by development banks	1,098	0.4%	1,681	0.5%	708	0.2%	332	0.1%	274	0.1%
Trade financing	152	0.1%	414	0.1%	303	0.1%	214	0.1%	525	0.2%
Working capital loans	2,170	0.8%	2,427	0.7%	1,025	0.3%	1,542	0.5%	838	0.3%
Total retail	118,056	43.1%	158,608	44.5%	112,889	32.5%	96,322	30.5%	74,231	23.0%
Financial Leases	5,947	2.2%	3,576	1.0%	1,685	0.5%	2,147	0.7%	10,436	3.1%
Mortgage	21,470	7.8%	29,381	8.2%	24,357	7.0%	20,771	6.6%	19,274	6.0%
General allowance	7,958	2.9%	8,297	2.3%	8,060	2.0%	8,910	2.8%	72,972	22.5%
Total foreign allowances for loan losses (COP)	274,023	100%	357,441	100%	349,094	100%	316,506	100%	323,784	100%
Total Foreign and Domestic allowance for loan losses (COP)	3,249,639	100%	2,812,582	100%	2,509,213	100%	2,431,667	100%	2,134,360	100%

As of December 31, 2012, allowances for loans and financial lease losses amounted to COP 3,250 billion (4.6% of total loans), up 15.5% as compared to COP 2,813 billion (4.6% of loans) at the end of 2011, and up 29.5% as compared to COP 2,509 billion (5.2% of loans) at the end of 2010.

Coverage, measured by the ratio of allowances for loan losses to past-due loans (overdue 30 or more days), was 177% at the end of 2012, decreasing from 210% at the end of 2011 and 180% at the end of 2010. The decrease in this coverage ratio is explained by the formation of PDLs during the year, which was faster than the pace of increase in allowances in the balance sheet. For further information regarding asset quality and provision charges see “Item 5. Operating and Financial Review and Prospects”.

CHARGE-OFFS

The following table shows the allocation of the Bank’s charge-offs by type of loan as of December 31, 2012, 2011, 2010, 2009 and 2008:

	Year ended December 31,
	2012	2011	2010	2009	2008
	(COP million)
Domestic
Trade financing	452	706	2,165	263	2,558
Loans funded by development banks	15,133	11,000	22,368	37,112	8,820
Working capital loans	131,165	172,572	202,241	329,603	45,941
Credit cards	293,507	131,553	172,804	195,676	166,067
Personal loans	98,253	44,561	69,808	96,597	138,007
Automobile loans	35,846	25,227	55,711	57,966	29,088
Overdrafts	7,224	8,345	15,052	27,685	52,822
Mortgage & other	11,693	30,833	679	29,027	509
Financial leases	30,414	21,664	23,799	30,284	27,650
Total domestic charge-offs (COP)	623,687	446,461	564,627	804,213	471,462

Foreign
Trade financing	249	44	3,999	74	1,819
Loans funded by development banks	46	28	6	62	-
Working capital loans	11,554	37,312	31,207	31,850	21,581
Credit cards	6,268	6,672	10,969	13,460	10,734
Personal loans	31,445	38,305	45,898	62,854	39,073
Automobile loans	10	75	167	55	88
Overdrafts	3,720	1,110	947	1,167	620
Mortgage & other	1,527	1,675	331	3,472	2,434
Financial leases	-	-	-	8,385	49
Total foreign charge-offs (COP)	54,819	85,221	93,524	121,379	76,398
Total Foreign and Domestic charge-offs (COP)	678,506	531,682	658,151	925,592	547,860

The ratio of charge-offs to average outstanding loans for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 was as follows:

	Year ended December 31,
	2012	2011	2010	2009	2008
Ratio of charge-offs to average outstanding loans	1.07%	0.99%	1.49%	2.10%	1.36%

The Bank charges off loans that are classified as “unrecoverable” once they become overdue: (i) 180 days for consumer and small business loans; (ii) 360 days for commercial loans; and (iii) 54 months for mortgage loans.

All charge-offs must be approved by the board of directors. Even if a loan is charged off, management remains responsible for decisions in respect of the loan, and neither the Bank nor its Subsidiaries in Colombia are released from their obligations to pursue recovery as appropriate.

The recovery of charged-off loans is accounted for as income in the Consolidated Statement of Operations.

POTENTIAL PROBLEM LOANS

In order to carefully monitor the credit risk associated with clients, the Bank has established a committee that meets monthly to identify current situations or anticipate future situations that generate a possible deterioration in the client’s ability of paying. In general, the clients who are analyzed could face difficulties in the future in the repayment of their obligations with the Bank but who have had a good record of payment behavior. This situation could be related to internal factors such as economic activity, financial weakness or any other external events that could affect the client’s business.

As of December 31 2012, 1,357 loans amounting to COP 1.5 billion were performing and were on the watch list. The amount of loans and clients on the watch list has decreased in response to the actions taken by the Bank to improve its debt service.

Level 3 loans increased as compared to 2011, mainly because in 2012 the Bank issued an internal policy - Circular 1899 - regarding to special administration of clients, which had the objective to extend the special administration to customers classified in the category of Construction. As a result, the number of clients increased by 16 and by an amount of COP 103 million. The increase was also explained by corporate clients that increase their level of risk, as shown below:

Watch List 2012				Watch List 2011
Level	Amount (COP million)%		Allowance (COP million)	Level	Amount (COP million)%		Allowance (COP million)
Level 1 - Low Risk	855,940	57%	27,351	Level 1 - Low Risk	1,161,775	68%	45,481
Level 2 - Medium Risk	166,965	11%	32,107	Level 2 - Medium Risk	225,041	13%	38,843
Level 3 - High Risk	487,115	32%	264,821	Level 3 - High Risk	327,315	19%	187,855
Total	1,510,020		324,279	Total	1,714,131		272,179

CROSS-BORDER OUTSTANDING LOANS AND INVESTMENTS

As of December 31, 2012, 2011 and 2010, total cross-border outstanding loans and investments amounted to approximately USD 5,298 million, USD 5,448 million and USD 4,902 million, respectively. As of December 31, 2012, total outstanding loans to borrowers in foreign countries amounted to USD 4,204 million, and total investments were USD 1,094 million. As of December 31, 2012, total cross-border outstanding loans and investments represented 9.57% of total assets.

The Bank had no cross-border outstanding acceptances, interest-earning deposits with other banks or any other monetary assets denominated in pesos or other non-local currencies, in which the total exceeded 1% of consolidated total assets at December 31, 2012, 2011 and 2010.

The following table presents information with respect to the Bank’s cross-border outstanding loans and investments for the years ended December 31, 2012, 2011 and 2010:

	As of December 31,
	2012		2011		2010
	(thousands of U.S. dollars)
El Salvador	USD	3,258,295	USD	2,924,567	USD	3,006,200
Costa Rica		536,082		266,921		225,344
Panama		361,121		361,765		407,418
Spain		296,277		18,552		885
Peru		231,971		257,255		130,774
Brazil		164,372		128,009		128,228
Chile		97,852		85,469		107,215
Guatemala		78,272		822,868		581,671
United States		75,757		140,511		90,828
Mexico		43,853		100,613		69,957
British Virgin Island		37,000		-		4,700
Venezuela		34,260		32,731		30,453
Canada		30,611		57,429		23
Honduras		15,565		51,406		76,635
Nicaragua		5,801		6,652		6,916
United Kingdom		6,416		163,777		435
Dominican Republic		5,242		7,755		5,080
Bahamas		4,448		7,490		9,316
Guyana		3,700		4,900		5,000
Ecuador		2,991		1,837		6,017
Saint Vincent and the Grenadines		2,760		13		-
Russia		2,432		-		-
Fiji Islands		383		163		-
Puerto Rico		365		306		318
Finland		352		-		-
Romania		254		-		-
Cayman Islands		218		6,511		7,800
Others		1,126		651		1,217
Total Cross-Border Outstanding Loans and Investment	USD	5,297,776	USD	5,448,151	USD	4,902,430

E.5. DEPOSITS

The following table shows the composition of the Bank’s deposits for 2012, 2011 and 2010:

	As of December 31,
	2012		2011		2010
	(COP million)
Non-interest bearing deposits:
Checking accounts	COP	8,820,458	COP	7,909,743	COP	6,980,322
Other deposits		978,416		904,430		651,894
Total		9,798,874		8,814,173		7,632,216

Interest bearing deposits:
Checking accounts		2,478,443		2,384,151		2,575,611
Time deposits		24,767,489		17,973,117		15,270,271
Savings deposits		27,113,914		23,263,051		18,060,869
Total		54,359,846		43,620,319		35,906,751
Total deposits	COP	64,158,720	COP	52,434,492	COP	43,538,967

The following table shows the time deposits held by the Bank as of December 31, 2012, and 2011, respectively, by amount and maturity for deposits:

	At December 31, 2012
	Peso-Denominated		Foreign Exchange Denominated		Total
	(COP million)
Time deposits higher than USD 100,000(1)
Up to 3 months	COP	3,262,557	COP	2,475,895	COP	5,738,452
From 3 to 6 months		2,162,634		1,253,157		3,415,791
From 6 to 12 months		2,136,468		936,813		3,073,281
More than 12 months		7,245,194		403,328		7,648,522
Time deposits less than USD 100,000(1)		3,714,192		1,177,251		4,891,443
Total	COP	18,521,045	COP	6,246,444	COP	24,767,489

	At December 31, 2011
	Peso-Denominated		Foreign Exchange Denominated		Total
	(COP million)
Time deposits higher than USD 100,000(2)
Up to 3 months	COP	2,851,607	COP	1,887,448	COP	4,739,055
From 3 to 6 months		1,581,059		939,896		2,520,955
From 6 to 12 months		1,542,396		854,068		2,396,464
More than 12 months		3,176,867		689,282		3,866,149
Time deposits less than USD 100,000(2)		3,155,083		1,295,411		4,450,494
Total	COP	12,307,012	COP	5,666,105	COP	17,973,117

(1)	Approximately COP 177 million at the Representative Market Rate as of December 31, 2012.
(2)	Approximately COP 194 million at the Representative Market Rate as of December 31, 2011.

As of December 31, 2012, the time deposits collected by foreign subsidiaries amounted to COP 5,303,143 million.

For a description of the average amount and the average rate paid for deposits, see “Item 4. Information on the Company – E. Selected Statistical Information – E.1. Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential”.

E.6. RETURN ON EQUITY AND ASSETS

The following table presents certain selected financial ratios of the Bank for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	(in percentages)
Net income as a percentage of:
Average total assets	1.92	2.20	2.27
Average stockholders’ equity	15.97	20.22	19.71
Dividends declared per share as a percentage of consolidated net income per share(1)	37.46	33.52	36.68
Average stockholders’ equity as a percentage of average total assets	12.02	10.86	11.50
Return on interest-earning assets(2)	10.44	9.39	9.34

(1)	Dividends are paid based on unconsolidated earnings. Net income per share is calculated using the average number of common and preferred shares outstanding during the year.
(2)	Defined as total interest earned divided by average interest-earning assets.

E.7. INTERBANK BORROWINGS

The following table sets forth certain information regarding the foreign interbank borrowings by the Bank for the periods indicated:

	As of December 31,
	2012			2011			2010
	Amount		Rate(3)	Amount		Rate(3)	Amount		Rate(3)
	(COP million, except percentages)
End of period	1,803,665		2.78%	4,130,915		1.11%	2,698,941		0.72%
Weighted average during period	2,488,285		2.02%	2,949,935		1.55%	1,449,197		1.30%
Maximum amount of borrowing at any month-end	3,693,395	(1)		4,130,915	(2)		2,698,941	(2)
Interest paid during the year	50,209			45,840			19,537

(1)    January

(2)    December

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

The following discussion should be read in conjunction with Bancolombia’s audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010.

Bancolombia’s audited consolidated financial statements are prepared following the accounting practices and the special regulations of the SFC, or, in the absence of such regulations, Colombian banking GAAP. Together, these requirements differ in certain significant respects from U.S. GAAP. Note 31 to the Bank’s audited consolidated financial statements included in this Annual Report provides a description of the significant differences between Colombian banking GAAP and U.S. GAAP as they relate to the Bank’s audited consolidated financial statements and provides a reconciliation of net income and stockholders’ equity for the years and dates indicated herein.

IMPACT OF ECONOMIC AND MONETARY POLICIES ON BANCOLOMBIA’S RESULTS

Bancolombia’s operations are affected by external factors such as economic activity in Colombia, interest rates, inflation and exchange rates. The following discussion summarizes the trends of such variables.

Economic activity

Colombia’s GDP growth was 4.0% in 2012, significantly lower than the 6.6% growth reached in 2011 (the 2011 GDP reported in 2011 was 5.9%, and it was revised to 6.6% in 2012). This figure indicates a moderation in the pace of growth of the economy, although household consumption and investment remain solid and are driving the economic expansion.

Key GDP components performed as follows in 2012 compared to 2011: consumption increased 4.4% investment grew 5.7% and exports increased 5.3%.

In 2012, gross capital formation represented 27.7% of GDP, household consumption represented 65.4%, government consumption 16.3%, exports 17.3% and imports 27%.

The activities that led growth during the year were mining (5.9% increase), financial services (5.5% increase), non-financial services (4.9% increase) and trade and tourism (4.1% increase).

Interest Rates

In the first two meetings of the year, in January and February 2012, the Central Bank increased its benchmark rate 25 basis points in each meeting to 5.25% motivated by inflation and increased consumer lending activity. Then, in July, the Central Bank began a process of rate cuts that caused the rate to end the year at 4.25%. The reasons for the rate cuts in the second half of 2012 were the moderation of economic growth and credit expansion, as well as a decline in the inflation.

The Central Bank expects to maintain inflation rates over time within the long-term targeted range (between 2% and 4%) while permitting the economy to grow close to GDP estimates. In order to do so, the Central Bank may change the interest rate to promote economic activity, credit expansion and consumption.

Inflation

Year-end inflation rate for 2012 was 2.44%, lower than the 3.73% recorded for 2011.

The components that led inflation in 2012 were education (4.6% increase), health care (4.3% increase) and housing (3% increase).

The 12-month core inflation rate for 2012 came to 2.4%, thereby remaining within the Central Bank’s targeted inflation range of 2% to 4%. The price increase in regulated goods and services, such as utilities, urban transportation and gasoline was 1.91%.

Exchange rate

The Colombian Peso appreciated 9% versus the U.S. dollar during 2012, and it has appreciated 21% since 2000.

Foreign Direct Investment flows into Colombia have been one of the main drivers of the appreciation of the Colombian peso against the U.S. dollar during the last eleven years. In 2012, FDI totaled USD 16,684 million, of which 80% was related to oil, gas and mining. Abundance of U.S. dollars in the U.S. economy was also a factor that contributed to the appreciation as international investors were seeking investments in currencies that were not likely to lose value versus the U.S. dollar and that could offer better returns than dollar denominated securities.

The strengthening of the Colombian Peso mainly affected Colombian companies that focus on exporting and that lost competitiveness given that a large portion of their expenses was denominated in Colombian Pesos.

Outlook

Future prospects for the Colombian financial sector in general, and for Bancolombia in particular, are expected to depend on the factors listed below:

Favorable factors for the Colombian economy – mid-term	Unfavorable factors for the Colombian economy – mid-term

Benefits derived from past monetary policies aimed at achieving sustainable growth.	Underdeveloped infrastructure that translates into a constraint for growth.

Positive inflationary outlook.	Commodity dependent export activity.

Investment grade rating given to Colombia by Standard and Poor’s in 2011, should continue to strengthen investor confidence.	Despite successful efforts to diversify export markets, there is still concentration in specific export destinations, particularly the United States.

The approval by Congress of the Fiscal Rule, which will further contribute to the country’s fiscal sustainability.	Exchange rate uncertainties that could expose the economy to highly volatile markets or build inflation pressures.

Stronger local capital markets, with little exposure to “toxic assets” and with low currency mismatches.	Risk of new fiscal measures.

A well-capitalized banking system.	Possible escalation in activities of guerilla and drug cartels that may hurt investor confidence.

Well-developed supervision and regulation of the financial system.

Adequate international reserves to short term debt.

Limited exposure of corporations to speculation through derivatives.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2012 VERSUS 2011

Summary

During 2012, Bancolombia strengthened its competitive position and full-service financial model, and benefited from the diversity of its leading franchises. For the year 2012, net income totaled COP 1,702 billion (COP 2,013 per share – USD 4.55 per ADR), which represents an increase of 2% as compared to COP 1,664 billion of net income for the fiscal year 2011, and an increase of 18% as compared to COP 1,436 billion of net income for the fiscal year 2010.

Bancolombia’s return on average stockholders’ equity for 2012 was 15.97%, down from 20.22% in 2011 and 19.71% in 2010.

The net interest margin increased in 2012 and reached 6.49% for the year, up from 6.17% in 2011 and 6.38% in 2010.

Provision charges, net of recoveries, totaled COP 1,111 billion for 2012, up 86% from COP 599 billion in 2011 and up 103% from COP 548 billion in 2010. The higher amount of provisions was the result of loan deterioration, especially in the first months of the year. The majority of the new past due loans are related to consumer clients and are responsible for most of the provision charges for the year.

Loans and financial leases grew 14% during the year. This performance was driven primarily by credit and mortgage demands from individuals and financial leases from corporations.

Reserves for loan losses and accrued interest represented 4.7% of total loans and 177% of past-due loans at the end of 2012 compared with 4.6% of total loans and 210% of past-due loans at December 31, 2011. Capital adequacy was 15.8% (Tier 1 ratio of 10.4%), a significant increase from the 12.5% (Tier 1 ratio of 9.0%) reported at the end of 2011.

Deposits increased 22% during 2012, while the ratio of net loans to deposits (including borrowings from development banks) was 99% at the end of the year, down from 105% at December 31, 2011.

REVENUE PERFORMANCE

Net Interest Income

For the year 2012, net interest income totaled COP 4,767 billion, up 22% as compared to COP 3,904 billion in 2011 and up 41% as compared to COP 3,389 billion in 2010. This performance is explained by the combined effect of a slight increase in interest margins and the growth in the loan portfolio during the year. During 2012, the Central Bank decreased its reference rate from 4.75% to 4.25% which increased money supply and expanded the availability of credit in the economy. The reasons for these cuts in the reference rate were the slower pace of growth in the economy and the reduction of inflation. Although rates declined during 2012, the Bank was able to manage the funding costs and interest charged on loans, in a manner that expanded spreads. Net interest margin was 6.49% for the year, up from 6.17% in 2011. Net interest income represented 64% of net revenues in 2012, compared to 62% for 2011 and 62% for 2010.

Interest income, which is the sum of interest on loans, financial leases, overnight funds and income from investment securities, totaled COP 7,662 billion in 2012, up 29% as compared to COP 5,946 billion in 2011 and up 54% as compared to COP 4,960 billion in 2010.

Interest on loans and financial leases reflected an increase in the loan portfolio in 2012. The weighted average nominal interest rate on loans and financial leases increased to 11% in 2012 from 10% in 2011 and 10.3% in 2010. As a result, interest on loans and financial leases totaled COP 6,878 billion (90% of interest income) and increased 30% as compared to COP 5,301 billion (89% of interest income) in 2011 and increased 54% as compared to COP 4,464 billion (90% of interest income) in 2010.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt securities and mark-to-market valuation adjustments, totaled COP 760 billion in 2012, up 21% as compared to 2011 and 67% as compared to 2010.

Regarding interest expenses, interest incurred on liabilities totaled COP 2,895 billion in 2012, up 42% as compared to COP 2,042 billion in 2011, and up 84% as compared to COP 1,572 billion in 2010. The increase in interest expenses is explained by higher interest rates incurred on deposits and the increase in deposits and bonds. Overall, the average interest rate paid on interest-bearing liabilities increased to 4.4% in 2012 from 3.7% in 2011 and from 3.4% in 2010.

Net Fees and Income from Financial Services

For the year 2012, net fees and income from services totaled COP 1,807 billion, up 8% as compared to COP 1,669 billion in 2011 and up 14% as compared to COP 1,581 billion in 2010. This increase was driven primarily by the performance of credit and debit card annual fees, banking services and collection and payments fees.

Bancolombia distribution channels performed an increasing number of transactions in 2012. In particular, our banking operation in Colombia performed about 1.38 billion transactions during 2012, which represents an increase of 18% as compared to the 1.17 billion transactions of 2011. The Bank achieved these higher transaction levels, despite fee increases and the elimination of fee exemptions for certain payment instruments for some segments (such as debit cards and credit cards).

The following table lists the main revenue-producing fees for the years 2012, 2011 and 2010 along with their growth figures between 2012 and 2011 and 2011 and 2010:

	Year			Growth	Growth
	2012	2011	2010	2012/2011	2011/2010
	(COP million)
Main fees and commissions
Commissions from banking services	449,452	383,984	307,890	17.05%	24.71%
Electronic services and ATM fees	73,887	67,267	57,019	9.84%	17.97%
Branch network services	126,356	125,835	118,647	0.41%	6.06%
Collections and payments fees	256,503	224,878	226,537	14.06%	(0.73%)
Credit card merchant fees	9,684	16,725	18,355	(42.10%)	(8.88%)
Credit and debit card annual fees	654,900	617,526	564,457	6.05%	9.40%
Checking fees	72,636	74,514	69,425	(2.52%)	7.33%
Trust activities	208,583	188,340	165,075	10.75%	14.09%
Pension plan management	-	-	90,131	0.00%	(100.00%)
Brokerage fees	63,631	65,943	36,779	(3.51%)	79.30%
Check remittance	22,120	19,626	17,693	12.71%	10.93%
International operations	71,932	71,293	58,559	0.90%	21.75%
Fees and other service expenses	(202,644)	(187,347)	(149,653)	8.17%	25.19%
Total fees and income from services, net	1,807,040	1,668,584	1,580,914	8.30%	5.61%

Other Operating Income

For 2012, total other operating income was COP 833 billion, 21% higher than the COP 691 billion reported in 2011, and 56% higher than the COP 535 billion obtained in 2010.

Revenue from communication, postage, rent and others had a significant impact in the other operating income line of COP 350 billion in 2012, 56% higher than the COP 225 billion reported in 2011, and 98% higher than the COP 177 billion obtained in 2010.

In addition, the sale of Bancolombia’s stake in Asesuisa and Asesuisa Vida positively affected other operating income in the year. As part of this transaction, the Bank recorded gains on sales of equities of COP 81 billion for 2012.

The Bank recorded no insurance income in 2012 because of the sale of the insurance units (Asesuisa and Asesuisa Vida) in El Salvador during 2011, when these activities contributed COP 18,039 million in income.

Foreign exchange net gains decreased 7% to COP 104 billion in 2012, from COP 112 billion in 2011 and increased 67% from COP 62 billion in 2010. Gains on forward contracts in foreign currency increased 436% to COP 59 billion in 2012, from COP 11 billion in 2011 and 48% from COP 40 billion in 2010.

Operating expenses

For 2012, operating expenses totaled COP 4,162 billion, up 15% as compared to COP 3,606 billion in 2011 and 34% up as compared to COP 3,098 billion in 2010.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and indemnities totaled COP 1,638 billion in 2012, up 14% as compared to 2011. This performance was primarily driven by the combined effect of increased headcount and wage increments during 2012. Salaries in 2012 were raised in line with the 2011 inflation rate of 3.73%.

Administrative and other expenses totaled COP 2,040 billion in 2012, up 15% as compared to 2011 and up 40% as compared to 2010, driven by increased taxes different than income tax and expenses incurred in connection with software development and IT upgrades.

Depreciation expenses totaled COP 320 billion in 2012, increasing 43% as compared to COP 223 billion in 2011 and 63% as compared to COP 196 billion in 2010. This increase was driven by the growth in the operating lease business of Bancolombia.

The following table summarizes the principal components of Bancolombia’s operating expenses for the last three fiscal years:

	Year ended December 31,
	2012	2011	2010
	(COP million)
Operating expenses
Salaries and employee benefits	1,394,027	1,275,351	1,139,947
Bonus plan payments	204,201	137,160	126,839
Indemnities benefits	39,452	29,347	27,551
Administrative and other expenses	2,040,223	1,780,459	1,455,025
Insurance on deposits, net	105,675	90,769	84,399
Donation expenses	13,512	19,020	13,008
Depreciation	319,602	223,003	195,744
Goodwill amortization	45,690	51,239	55,966
Total operating expenses	4,162,382	3,606,348	3,098,479

Provision Charges and Credit Quality

For the year 2012, provision charges (net of recoveries) totaled COP 1,111 billion (or 1.7% of average loans), which represents an increase of 86% as compared to COP 599 billion in 2011 (or 1% of average loans) and an increase of 103% as compared to COP 548 billion in 2010 (or 1.2% of average loans). The higher level of provisions was driven by faster formation of past due loans in our loan portfolio.

Net loan charge-offs totaled COP 679 billion in 2012, up 28% from COP 532 billion in 2011 and up 3% from COP 658 billion in 2010. Past-due loans amounted to COP 1,832 billion in 2012, up 37% as compared to COP 1,341 billion in 2011, and 31% higher than COP 1,396 billion in 2010.

The delinquencies ratio (loans overdue more than 30 days divided by total loans) reached 2.62% as of the end of 2012, up from 2.18% at the end of 2011 and down from 2.87% at the end of 2010.

Allowance for credit losses

Under Colombian banking GAAP and according to the rules established by the SFC, banking institutions in Colombia must follow minimum standards for establishing allowances for loan losses. Such minimum standards require banks to analyze, on an ongoing basis, the credit risk to which their loan portfolio is exposed, taking into account the terms of the corresponding obligations as well as the level of risk associated with the borrowers. The risk evaluation is based on information relating to historical performance data, particular characteristics of the borrower, collateral, the borrower’s debt to other entities, macroeconomic factors and financial information, among other data. The standards for provisioning vary for each credit category.

Commercial and consumer loans are provisioned following standard models developed by the SFC. According to the models the allowance for loan losses is calculated as follows:

Expected Loss = [Probability of default] x [Exposure at default] x [Loss given default]

The probability of default is calculated and provided by the SFC based on historical data. Exposure at default is defined as the current balance of the principal, interest, interest receivable accounts and other receivables regarding consumer and commercial loan obligations at the moment of default. The Loss Given Default (“LGD”) is defined as the expected loss occurred after default and is calculated and provided by the SFC. The LGD varies according to the type of collateral and would increase gradually depending on the number of days the loan has been in default. It is important to note that Bancolombia applies stricter parameters than those required by the Colombian regulator in the estimation of the LGD of its loan portfolio by reducing the number of the past-due days that are used in such calculation and adjusting some percentages. Therefore, allowances produce higher provision charges that reflected a higher coverage ratio for loan losses. In addition to the allowances calculated by the reference models, the Bank also sets up incremental allowances for certain clients who are considered to bear an increased inherent risk due to determined risk factors such as macroeconomic or industry deterioration trends or any other factors that could indicate early impairment. In June 2012, the SFC issued the External Circular 026 of 2012, with the purpose of setting the necessary instructions to be followed by financial institutions, in order to establish a new additional allowance for covering the consumer loan’s individual inherent risk, due to the significant increase in the consumer loan portfolio of the Colombian financial institutions. For futher details see the Consolidated Financial Statements, Note 2 “Summary of significant accounting policies”.

In addition, there are no standard models required or provided by the regulator for mortgage and small business loans. In order to calculate provisions for these segments, the Bank must maintain at all times individual allowances equal to or greater than the minimum percentages provided by the SFC. The minimum percentages vary depending on the risk category assigned to every loan within the mortgage and small business loans categories (the higher the risk, the higher the allowance percentage). In addition, the minimum percentages might differ if the loan has any collateral. In October 2011, the SFC issued the External Circular 043 of 2011 with the purpose of setting forth the necessary instructions to be followed by financial institutions in order to determine the fair value of collateral securing loans, as well as the frequency of valuations of collateral. For futher details see the Consolidated Financial Statements, Note 2 “Summary of significant accounting policies”.

The Bank also has adopted, for its Colombian business, more rigorous policies in the calculation of allowances for mortgage and small business loans as compared to that required by the SFC. Such policy has established higher allowance percentages for loans classified in the C, D and E risk categories.

For mortgage and small business loans, the Bank sets up a general allowance which corresponds to one percent (1%) of the outstanding principal. Because the Bank applies standardized models supplied by the SFC to compute the allowance for commercial and consumer loans, the Bank no longer establishes general allowances for commercial and consumer loans.

Allowances for loans, financial lease and accrued interest losses amounted to COP 3,249 billion or 4.64% of total loans at the end of 2012, an increase from COP 2,813 billion, or 4.58% of total loans, as of December 31, 2011. Notwithstanding, coverage for loan losses, measured by the ratio of allowances to past-due loans (“PDLs”) (overdue 30 days), reached 177% at the end of 2012, down from 210% at the end of 2011. The decrease in this coverage ratio is explained by the formation of PDLs during the year, which was faster than the pace of increase in allowances in the balance sheet. This coverage reflects the Bank’s prudent approach toward risk management and incorporates, as mentioned above, stricter parameters than those required by the SFC. As of December 31, 2012, allowances in the amount of COP 587 billion were recorded in excess of the minimum allowances required by the SFC as compared with COP 438 billion as of December 31, 2011.

The Bank’s management considers that the Bank’s allowances for loans and financial leases losses adequately reflect the credit risk associated with its loan portfolio given the current economic environment and the available information upon which the credit assessments are made. Nonetheless, the methodology used in the allowance and provision charges determination is based on the existence and magnitude of determined factors that are not necessarily an indication of future losses and, accordingly, no assurance can be given that current allowances and provision charges will exactly reflect actual losses.

For further details regarding the regulation and methodologies for the calculation of allowances following the accounting practices and the special regulations of the SFC, please see “Note 2.i. Loans and Financial Lease” of Notes to Consolidated Financial Statements included in this Annual Report.

For a description of the loan portfolio, the summary of loan experience, potential problem loans and charge-offs see “Item 4. Information on the Company – E. Selected Statistical Information – E.3. Loan Portfolio” and “Item 4. Information on the Company – E. Selected Statistical Information – E.4. Summary of loan loss experience”.

Loan loss allowances calculated following practices and special regulations of the SFC differ in certain significant respects from those determined in accordance with U.S. GAAP. Note 31- e) “Allowance for loan losses, financial leases, foreclosed assets and other receivables” to the Bank’s audited consolidated financial statements included in this Annual Report provides a description of the significant differences between Colombian banking GAAP and U.S. GAAP in this respect and a reconciliation of allowances following U.S. GAAP.

Merger Expenses and Goodwill Amortization

For the year ended December 31, 2012, goodwill amortization amounted to COP 46 billion, down 10% from COP 51 billion in 2011 and down 18% from COP 56 billion in 2010.

As of December 31, 2012, outstanding goodwill totaled COP 571 billion, which represents a 16% decrease from COP 680 billion at the end of 2011. Outstanding goodwill represented 0.6% of the Bank’s total assets and primarily comprises the goodwill related to the acquisition of Banagrícola, which is denominated U.S. dollars and is being amortized over 20 years beginning in May 2007.

Non-Operating Income (Expenses)

Net non-operating income, which includes gains/losses from the sale of foreclosed assets, premises and equipment and other assets and income from minority interests, totaled COP 35 billion in 2012, 54% lower than COP 76 billion in 2011. This performance is explained by lower gains on the sale of properties.

The following table summarizes the components of the Bank’s non-operating income and expenses for the last three fiscal years:

	Year ended December 31,
	2012		2011		2010
	(COP million)
Non-operating income (expenses), net:
Other income(1)	COP	148,751	COP	200,098	COP	267,472
Minority interest		(5,723)		(11,351)		(13,217)
Other expenses(2)		(107,813)		(112,692)		(168,179)
Total non-operating income (expenses), net	COP	35,215	COP	76,055	COP	86,076

(1)	Includes gains on sale of foreclosed assets, premises and equipment, reimbursement of the provisions, deferred tax recovery.
(2)	Include fraud-related losses, losses from the sale of foreclosed assets, premises and equipment and payments for fines, sanctions, lawsuits and indemnities.

Income Tax Expenses

Income tax expense for the fiscal year 2012 totaled COP 467 billion, down 1% as compared to COP 471 billion in 2011 and down 8% as compared to the COP 508 billion in 2010.

Tax expense is determined for every subsidiary following the tax law of the country where it is domiciled. On December 31, 2010, Bancolombia, Banca de Inversión Bancolombia and Leasing Bancolombia concluded a tax stability agreement signed with the Government of Colombia in 2001. Fiduciaria Bancolombia concluded that agreement on December 31, 2009. Therefore, since January 1, 2010 for Fiduciaria Bancolombia and since January 1, 2011 for Bancolombia, Banca de Inversión Bancolombia and Leasing Bancolombia, any new tax that is implemented in Colombia will apply to those entities and they will pay the statutory tax rate applicable in Colombia, as well as the financial transactions tax.

Since January 1, 2012, subsidiaries in the fiscal jurisdiction of El Salvador will pay a 30% income tax, with the exception of entities with taxable income of less that USD 150 thousand per year, which will pay 25%. Dividends received by those entities will be subject to a 5% tax rate.

In the case of Bancolombia Panama and its subsidiary, Banagrícola, which are domiciled in Panama and permitted to operate through an international banking license, income tax is governed by the Panamanian tax law. Pursuant to Panamanian tax law the profits of these companies are not subject to income tax in Panama. Subsidiaries incorporated in El Salvador pay income tax of 25% on profits obtained within the country. For further details about the income tax expense calculation, see “Note 21. Accrued Expenses – Income Tax Expense” of Notes to the Consolidated Financial Statements.

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

Bancolombia’s return on average stockholders’ equity in 2011 was 20.2%, up from 19.7% in 2010 and 19.6% in 2009.

Margin compression during 2011: net interest margin decreased throughout 2011 and reached 6.17% for the whole year, down from 6.38% in 2010 and 7.22% in 2009.

Provision charges, net of recoveries, totaled COP 599 billion for 2011, up 9% from COP 548 billion in 2010 and down 48% from COP 1,153 billion in 2009.

Loans and financial leases grew 27% during the year. This performance was driven primarily by significant increase in economic activity in Colombia, which led to an increase in credit demand from individuals and corporations.

Reserves for loan losses represented 4.6% of total loans and 210% of past-due loans at the end of 2011, while capital adequacy at December 31, 2011 was 12.5% (Tier 1 ratio of 9.0%), lower than the 14.7% (Tier 1 ratio of 10.3%) reported at the end of 2010.

Deposits increased 20% during 2011, while the ratio of net loans to deposits (including borrowings from development banks) was 105% at the end of the year, up from 100% at December 31, 2010.

REVENUE PERFORMANCE

Net Interest Income

For the year 2011, net interest income totaled COP 3,904 billion, up 15% as compared to COP 3,389 billion in 2010 and up 3% as compared to COP 3,802 billion in 2009. This performance is explained by the combined effect of a slight decline in interest margins, which was offset by steady growth in the loan portfolio during the year. During 2011, the Central Bank increased its reference rate from 3% to 4.75%, which reduced money supply in the economy. Net interest margin was 6.17% for the year, down from 6.38% in 2010. Net interest income represented 62% of revenues in 2011, compared to 62% in 2010 and 67% in 2009.

Interest income, which is the sum of interest on loans, financial leases, overnight funds and income from investment securities, totaled COP 5,946 billion in 2011, up 20% as compared to COP 4,961 billion in 2010 and down 7.5% as compared to COP 6,428 billion in 2009.

Interest on loans and financial leases reflected an increase in interest rates during 2011. The weighted average nominal interest rate on loans and financial leases decreased to 10% in 2011 from 10.3% in 2010 and 13.1% in 2009. As a result, interest on loans and financial leases totaled COP 5,301 billion (89% of interest income) and increased 19% as compared to COP 4,464 billion (90% of interest income) in 2010, and decreased 6% as compared to COP 5,623 billion (87% of interest income) in 2009.

Interest on investment securities, which includes, among other items, the interest paid or accrued on debt securities and mark-to-market valuation adjustments, totaled COP 626 billion in 2011, up 38% as compared to 2010 and down 14% as compared to 2009.

Regarding interest expenses, interest incurred on liabilities totaled COP 2,042 billion in 2011, up 30% as compared to COP 1,572 billion in 2010, and down 22% as compared to COP 2,625 billion in 2009. Such an increase in interest expenses is explained by higher interest rates incurred on deposits. Overall, the average interest rate paid on interest-bearing liabilities increased to 3.7% in 2011 from 3.4% in 2010, but was lower than the 5.6% in 2009.

Net Fees and Income from Financial Services

For the year 2011, net fees and income from services totaled COP 1,669 billion, up 6% as compared to COP 1,581 billion in 2010 and up 11% as compared to COP 1,506 billion in 2009. This increase was driven primarily by the performance of credit and debit card annual fees, banking services and collection and payments fees.

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

Other Operating Income

For 2011, total other operating income was COP 691 billion, 29% higher than the COP 535 billion reported in 2010, and 81% higher than the COP 381 billion obtained in 2009.

Revenue from communication, postage, rent and others had a significant impact in the other operating income line of COP 225 billion, 27% in 2011 higher than the COP 177 billion reported in 2010, and 44% higher than the COP 156 billion obtained in 2009.

In addition, the sale of Bancolombia’s stake in AFP Crecer positively affected other operating income in the year. As part of this transaction, the Bank recorded non-recurring gains on sales of equities of COP 138 billion for 2011.

Insurance income totaled COP 46 billion in 2011, 1,543% higher than COP 2.8 billion reported in 2010. With the completion of the sale of AFP Crecer in El Salvador, the revenues from the insurance business began reflecting revenue that was offset in the consolidation process prior to the sale. As a result, insurance income presented a significant increase in 2011.

Foreign exchange net gains increased significantly by 80% from COP 62 billion in 2010 to COP 112 billion in 2011. Gains on forward contracts in foreign currency fell by 73% from COP 40 billion in 2010 to COP 11 billion in 2011.

Operating expenses

For 2011, operating expenses totaled COP 3,606 billion, up 16% as compared to COP 3,098 billion in 2010 and 25% up as compared to COP 2,895 billion in 2009.

Personnel expenses (the sum of salaries and employee benefits, bonus plan payments and indemnities) totaled COP 1,442 billion in 2011, up 11% as compared to 2010. This performance was primarily driven by the combined effect of increased headcount and wage increments during 2011. Salaries in 2011 were raised in line with the 2010 inflation rate of 3.17%.

Administrative and other expenses totaled COP 1,780 billion in 2011, up 22% as compared to 2010 and up 26% as compared to 2009, driven by increased taxes other than income taxes and expenses paid in connection with software development and IT upgrades.

Depreciation expenses totaled COP 223 billion in 2011, increasing 14% as compared to COP 196 billion in 2010. This increase was driven by the growth in the operating lease business of Bancolombia.

Provision Charges and Credit Quality

For the year 2011, provision charges (net of recoveries) totaled COP 599 billion (or 1% of average loans), which represents an increase of 9% as compared to COP 548 billion in 2010 (or 1.2% of average loans) and a decrease of 48% as compared to COP 1,153 billion in 2009 (or 2.6% of average loans). The lower level of provisions was driven by lower net charge-offs in our loan portfolio and lower reserve additions across all credit segments, reflecting the better economic activity and stronger labor markets and consequently improved credit profile of our loan portfolio.

Net loan charge-offs totaled COP 532 billion in 2011, down 19% from COP 658 billion in 2010 and down 43% from COP 926 billion in 2009. Past-due loans amounted to COP 1,341 billion in 2011, down 4% as compared to COP 1,396 billion in 2010, and 18% lower than COP 1,627 billion in 2009.

The delinquencies ratio (loans overdue more than 30 days divided by total loans) reached 2.18% as of the end of 2011, down from 2.87% at the end of 2010 and down from 3.87% at the end of 2009.

Merger Expenses and Goodwill Amortization

For the year ended December 31, 2011, goodwill amortization amounted to COP 51 billion, down 9% from COP 56 billion in 2010 and down 26% from COP 69 billion in 2009.

As of December 31, 2011, outstanding goodwill totaled COP 680 billion, which represents a 9% decrease from COP 751 billion at the end of 2010. Outstanding goodwill represented 0.8% of the Bank’s total assets and primarily comprises the goodwill related to the acquisition of Banagrícola, which is being amortized over 20 years beginning in May 2007.

Non-Operating Income (Expenses)

Net non-operating income, which includes gains/losses from the sale of foreclosed assets, premises and other assets and income from minority interests, totaled COP 76 billion in 2011, 12% lower than COP 86 billion in 2010. This performance is explained by higher non-operating income in 2010, which increased 10% compared to 2009, driven by gains on the sale of premises.

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

RESULTS BY SEGMENT

The Bank manages its business through eight main operating segments: Banking Colombia, Banking El Salvador, Leasing, Trust, Investment Banking, Brokerage, Off Shore, and All Other.

Until 2011, Bancolombia also included “Pension and Insurance” as one of its segments. In 2012, Bancolombia concluded the sale of those units and no longer reports results for the “Pension and Insurance” segment. Nevertheless, for completeness purposes, the results of this segment have been included for the years 2011 and 2010.

Banking Colombia: This segment provides retail and corporate banking products and services to individuals, companies and national and local Governments in Colombia. The Bank’s strategy in Colombia is to grow with these clients based on value-added, long-term relationships. In order to offer specialized services to individuals and small and medium size enterprises (SMEs), the Bank´s retail sales force targets the clients classified as: Personal, Private, Entrepreneurs, Foreign Residents and SMEs. The Bank´s corporate and Government sales force targets and specializes in companies with more than COP 16,000 million in revenue of nine economic sectors: Agribusiness, Commerce, Manufacturing of Supplies and Materials, Media, Financial Services, Non-Financial Services, Construction, Government and Natural Resources.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in Colombia.

Year ended December 31,

	2012	2011	2010	Change 2012-2011	Change 2011-2010
	(COP in million)

Net Interest income	4,010,434	3,000,900	2,617,840	33.64%	14.63%
Net provisions	(1,057,745)	(481,251)	(378,778)	119.79%	27.05%
Net commissions	1,445,429	1,335,101	1,197,419	8.26%	11.50%
Other net revenues	490,755	452,331	444,676	8.49%	1.72%
Total Operating Income	4,888,873	4,307,081	3,881,157	13.51%	10.97%
Operating expenses	3,296,266	2,837,985	2,442,504	16.15%	16.19%
Non-operating income (expense)	18,153	53,989	71,628	(66.38%)	(24.63%)
Income before income taxes	1,610,760	1,523,085	1,510,281	5.76%	0.85%
Income tax expense	(318,158)	(319,572)	(334,712)	(0.44%)	(4.52%)
Segment profit	1,292,602	1,203,513	1,175,569	7.40%	2.38%
Segment assets	71,566,337	63,626,713	49,499,711	12.48%	28.54%

Analysis of 2012 versus 2011.

In 2012, profit for Banking Colombia increased 7% to COP 1,293 billion.

Net interest income increased 34% to COP 4,010 billion, explained by the growth in the loan portfolio. Consumer loans and mortgages led the growth, commercial loans followed as large corporations and small and medium enterprises demanded more credit.

Net provision charges increased 120% to COP 1,058 billion. This increase resulted from growth of the loan portfolio, in particular loan growth in the consumer segment which increased 16%, as well as some deterioration in credit quality. Operating expenses increased 16% to COP 3,296 billion, due to increased administrative expenses and labor costs.

Assets attributable to Banking Colombia grew 12% during the year, mainly driven by the growth in loans.

Analysis of 2011 versus 2010.

In 2011, profit for Banking Colombia increased 2% to COP 1,204 billion.

Net interest income increased 15% to COP 3,001 billion, due to stable net interest margins and growth in the loan portfolio. Consumer loans and mortgages led the growth, commercial loans followed as large corporations and small and medium enterprises demanded more credit.

Net provision charges increased 27% to COP 481 billion. This increase was in line with the growth of the loan portfolio, especially the consumer segment. Operating expenses increased 16% to COP 2,838 billion, due to increased administrative expenses and labor costs. A big driver for these expenses was the IT renovation project that Grupo Bancolombia is currently undertaking, which demands labor and operational expenses. Financial transaction taxes and equity taxes are also included in this line.

Assets attributable to Banking Colombia grew 29% during the year, mainly driven by the growth in loans.

Banking El Salvador: This segment provides retail and commercial banking products and services to individuals, companies and national and local Governments in El Salvador through Banco Agrícola S.A. Banking El Salvador also includes operations of the following subsidiaries Arrendadora Financiera S.A., Credibac S.A. de CV, Valores Banagricola S.A. de C.V.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in El Salvador.

Year ended December 31,

	2012	2011	2010	Change 2012-2011	Change 2011-2010
	(COP in million)
Net Interest income	333,789	355,778	362,155	(6.18%)	(1.76%)
Net provisions	16,775	(38,787)	(102,681)	(143.25%)	(62.23%)
Net commissions	129,226	107,442	115,206	20.28%	(6.74%)
Other net revenues	(2,788)	34,076	18,476	(108.18%)	84.43%
Total Operating Income	477,002	458,509	393,156	4.03%	16.62%
Operating expenses	217,291	205,304	189,922	5.84%	8.10%
Non-operating income (expense)	4,290	6,731	600	(36.27%)	1021.83%
Income before income taxes	264,001	259,936	203,834	1.56%	27.52%
Income tax expense	(66,473)	(60,575)	(54,547)	9.74%	11.05%
Segment profit	197,528	199,361	149,287	(0.92%)	33.54%
Segment assets	6,699,690	6,931,582	7,093,621	(3.35%)	(2.28%)

Analysis of 2012 versus 2011.

In 2012, profit for Banking El Salvador decreased 1% to COP 198 billion.

Net interest income decreased 6% to COP 334 billion, due to a reduction in the loan portfolio, caused by a little demand due to a weak economy in El Salvador. The cost of deposits remained stable in 2012, net interest margin ended at 5.8%.

Net recoveries were COP 17 billion, compared with net provisions of COP 38 billion for 2011, in line with an improvement in the credit quality of the loan portfolio. In banking operations in El Salvador, we maintained strict discipline in credit standards in order to prevent any significant deterioration of the loan book due to weak economic performance. Allowances for bad loan losses as a percentage of past-due loans at the end of 2012 were 133% and past-due loans as a percentage of gross loans was 2.99% for Banking El Salvador.

Operating expenses grew 6% to COP 217 billion, due to increases in administrative and personnel expenses.

Assets attributable to Banking El Salvador decreased 3% during the year, mainly driven by the contraction of the loan portfolio of Banco Agrícola.

Analysis of 2011 versus 2010.

In 2011, profit for Banking El Salvador increased 34% to COP 199 billion.

Net interest income decreased 2% to COP 356 billion, due to the contraction of the loan portfolio. This small growth in the loan portfolio was caused by low demand due to weak economy in El Salvador. Deposits contracted and their cost remained stable. In 2011, net interest margin ended at 5.7% compared with 5.4% for 2010.

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

Non-operating income also presented a positive change, as it generated a profit of COP 6.7 billion compared with only of COP 0.6 billion in 2010. This variation is explained mainly by the impact of the depreciation of the Colombian peso against the U.S. dollar in 2011 and the resulting beneficial impact in Banking El Salvador. Assets attributable to Banking El Salvador decreased 2% during the year, mainly driven by the contraction of 9% in the investment portfolio of Banco Agrícola.

Leasing: This segment provides financial and operational leases, including cross-border and international leasing services to clients in Colombia, Central America, Mexico and Brazil. Bancolombia offers these services mainly through the following Subsidiaries: Leasing Bancolombia S.A., Renting Colombia S.A., Arrendamiento Operativo CIB S.A.C., Leasing Peru S.A., Transportempo S.A.S., Capital Investment Safi S.A., Fondo de Inversión en Arrendamiento Operativo Renting Perú and Patrimonio Autónomo Cartera LBC.

Year ended December 31,

	2012	2011	2010	Change 2012-2011	Change 2011-2010
	(COP in million)
Net Interest income	533,725	473,867	443,574	12.63%	6.83%
Net provisions	(91,389)	(49,211)	(48,262)	85.71%	1.97%
Net commissions	36,528	11,703	4,895	212.13%	139.08%
Other net revenues	111,121	68,930	53,799	61.21%	28.13%
Total Operating Income	589,985	505,289	454,006	16.76%	11.30%
Operating expenses	314,999	280,478	213,433	12.31%	31.41%
Non-operating income (expense)	(52,761)	(488)	(7,032)	10711.68%	(93.06%)
Income before income taxes	222,225	224,323	233,541	(0.94%)	(3.95%)
Income tax expense	(3,106)	(2,720)	(47,208)	14.19%	(94.24%)
Segment profit	219,119	221,603	186,333	(1.12%)	18.93%
Segment assets	13,179,545	11,488,298	8,345,821	14.72%	37.65%)

Analysis of 2012 versus 2011.

In 2012, profit for Leasing decreased 1% to COP 219 billion.

Net interest income increased 13% to COP 534 billion, explained mainly by the growth in the balance of financial leases.

Net provision charges increased 86% to COP 91 billion, due to higher deterioration of the leasing portfolio. Allowances for bad loan losses, as a percentage of gross loans, were 153%; and past-due loans as a percentage of gross loans were 1.84% at end of 2012.

Operating expenses increased 12% to COP 315 billion, due to increased labor costs and administrative expenses.

Assets attributable to Leasing grew 15% to COP 13,180 billion, mainly driven by the increase in financial leases demanded by corporations and small and medium enterprises, although the rate increased slowly from 2011.

Analysis of 2011 versus 2010.

In 2011, profit for Leasing increased 19% to COP 222 billion.

Net interest income increased 7% to COP 474 billion, explained mainly by the growth in the balance of financial leases.

Net provision charges increased 2% to COP 49 billion, due to better credit quality and high provision charges that the company made in previous years. Allowances for bad loan losses as a percentage of gross loans was 210%; and past-due loans as a percentage of gross loans was 1.82% at end of 2011, compared with 220% and 2.04%, respectively, at the end of 2010.

Operating expenses increased 31% to COP 280 billion, due to increased labor costs and administrative expenses, derived from the integration of Leasing Bancolombia S.A. and Renting Colombia S.A.

Assets attributable to Leasing grew 38% to COP 11,488 billion, mainly driven by the increase in financial leases demanded by corporations and small and medium enterprises.

Trust: This segment provides trust services and asset management to clients in Colombia and Peru through Fiduciaria Bancolombia and FiduPerú S.A. Sociedad Fiduciaria. The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

Year ended December 31,

	2012	2011	2010	Change 2012-2011	Change 2011-2010
	(COP in million)
Net Interest income	12,635	14,906	16,933	(15.24)%	(11.97)%
Net provisions	(831)	158	(394)	(625.95)%	(140.10)%
Net commissions	198,987	166,736	144,786	19.34%	15.16%
Other net revenues	(28,287)	(557)	874	4978.46%	(163.73)%
Total Operating Income	182,504	181,243	162,199	0.70%	11.74%
Operating expenses	63,165	69,510	53,805	(9.13)%	29.19%
Non-operating income (expense)	1,106	4,540	(742)	(75.64)%	(711.86)%
Income before income taxes	120,445	116,273	107,652	3.59%	8.01%
Income tax expense	(38,827)	(37,637)	(34,660)	3.16%	8.59%
Segment profit	81,618	78,636	72,992	3.79%	7.73%
Segment assets	79,579	303,579	272,797	(73.79)%	11.28%

Analysis of 2012 versus 2011.

In 2012, profit for the Trust segment increased 4% to COP 82 billion.

Net interest income decreased 15% to COP 13 billion, due to the contraction of the net interest margin and a reduction in volumes. Commissions grew 19% due to an increase in the value of assets under management. Operating expenses decreased 9% to COP 63 billion due to a reduction in administrative expenses related to consulting fees associated with the implementation of new products and services. Assets attributable to the Trust segment decreased 74% during the year to COP 79 billion, mainly driven by the reduction of the investment securities portfolio of Fiduciaria Bancolombia S.A. This reduction was a result of the consolidation of the proprietary securities portfolio in the Banking Colombia segment, aimed at gaining efficiency in the management of the portfolio.

Analysis of 2011 versus 2010.

In 2011, profit for the Trust segment increased 8% to COP 79 billion.

Net interest income decreased 12% to COP 15 billion, due to the contraction of the net interest margin. Commissions grew 15% due to an increase in the value of assets under management. Operating expenses grew 29% to COP 69 billion due to increases in labor and administrative expenses related to consulting fees associated with the implementation of new products and services. Assets under management of the trust segment totaled COP 44.5 trillion at the end of 2011.

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

Year ended December 31,

	2012	2011	2010	Change 2012-2011	Change 2011-2010
	(COP in million)
Net Interest income	2,391	7,043	10,303	(66.05)%	(31.64)%
Net provisions	(137)	(242)	1,168	(43.39)%	(120.72)%
Net commissions	38,415	33,972	31,913	13.08%	6.45%
Other net revenues	25,894	41,947	94,743	(38.27)%	(55.73)%
Total Operating Income	66,563	82,720	138,127	(19.53)%	(40.11)%
Operating expenses	19,381	21,573	16,673	(10.16)%	29.39%
Non-operating income (expense)	491	1,062	133	(53.77)%	698.50%
Income before income taxes	47,673	62,209	121,587	(23.37)%	(48.84)%
Income tax expense	(8,653)	(9,186)	(18,632)	(5.80)%	(50.70)%
Segment profit	39,020	53,023	102,955	(26.41)%	(48.50)%
Segment assets	165,326	462,155	427,967	(64.23)%	7.99%

Analysis of 2012 versus 2011.

In 2012, profit for the Investment Banking segment decreased 26% to COP 39 billion.

Net interest income decreased 66% to COP 2 billion, due to the contraction of the investment securities portfolio. Net commissions, which are the main revenue line, grew 13% to COP 38 billion, led by fees generated by corporate finance advisory services and capital markets related fees. Corporate bond issuance was robust in Colombia in 2012 and Banca de Inversion Bancolombia participated in bond and commercial papers issuances worth COP 2.4 trillion.

Other revenues declined 38% to COP 26 billion as gains from divestitures in companies that occurred in 2011 did not occur in 2012.

Operating expenses declined 10% to COP 19 billion, due to a reduction in personnel expenses.

Assets attributable to Investment Banking decreased 64% during the year to COP 165 billion, mainly driven by the reduction of the investment securities portfolio.

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

Other revenues declined 56% to COP 42 billion as gains in stakes in companies that occurred in 2010 did not occur in 2011.

Operating expenses grew 29% to COP 22 billion, due to increased labor costs.

Assets attributable to Investment Banking grew 8% during the year to COP 462 billion, mainly driven by the growth in the investment portfolio.

Brokerage: This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A. Comisionista de Bolsa, Valores Bancolombia Panama S.A. and Suvalor Panamá Fondo de Inversión S.A. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

Year ended December 31,

	2012	2011	2010	Change 2012-2011	Change 2011-2010
	(COP in million)
Net Interest income	20,284	22,149	28,102	(8.42)%	(21.18)%
Net provisions	(68)	(86)	(208)	(20.93)%	(58.65)%
Net commissions	70,511	81,094	52,711	(13.05)%	53.85%
Other net revenues	38,421	27,225	4,581	41.12%	494.30%
Total Operating Income	129,148	130,382	85,186	(0.95)%	53.06%
Operating expenses	102,199	98,947	86,699	3.29%	14.13%
Non-operating income (expense)	4,333	6,226	15,206	(30.40)%	(59.06)%
Income before income taxes	31,282	37,661	13,693	(16.94)%	175.04%
Income tax expense	(5,962)	(3,942)	(1,245)	51.24%	216.63%
Segment profit	25,320	33,719	12,448	(24.91)%	170.88%
Segment assets	224,811	364,962	851,844	(38.40)%	(57.16)%

Analysis of 2012 versus 2011.

In 2012, profit for the Brokerage segment decreased 25% to COP 25 billion.

Net interest income decreased 8% to COP 20 billion, due to a reduction in gains on securities.

Net commissions, which are the most important component of revenues, decreased 13% to COP 71 billion, due to lower fees related to distribution of securities.

Other net revenues increased 41% to COP 38 billion, due mainly to the reduction of other expenses associated with the administration of investment portfolios to the trust segment.

Operating expenses increased 3% to COP 102 billion, due to labor cost increases and higher IT expenditures.

Assets attributable to the Brokerage segment decreased 38% during the year, mainly driven by a decrease in active positions in market activities, which also led to a reduction in associated liabilities in the liability side of the balance sheet.

Analysis of 2011 versus 2010.

In 2011, profit for the Brokerage segment increased 171% to COP 34 billion.

Net interest income decreased 21% to COP 22 billion, due to a reduction in gains on securities.

Net commissions, which are the most important component of revenues, increased 54% to COP 81 billion, as increased trading activity in 2011 generated more fees and revenues from third-party portfolios. Assets under management of the private banking arm of Valores Bancolombia totaled COP 10 trillion at the end of 2011.

Other net revenues increased 494% to COP 27 billion due mainly to mark-to-market gain stemming from the reclassification of BVC (Bolsa de Valores de Colombia) equity securities from “available for sale” investments to “trading” investments.

Operating expenses increased 14% to COP 99 billion, due to labor cost increases and higher IT expenditures.

Assets attributable to the Brokerage segment decreased 57% during the year, mainly driven by a decrease in active positions in market activities, which also led to a reduction in associated liabilities in the liability side of the balance sheet.

Off Shore: This segment provides a complete line of offshore banking services to Colombian and Salvadorian customers through Bancolombia Panamá S.A., Bancolombia Cayman S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these Subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

The performance of Bancolombia Panamá, which has a significant weight in this segment, refers only to the results reported by Bancolombia Panamá’s offshore commercial banking activities and does not consolidate the results of Banco Agrícola, which are reflected in the results for the segment Banking El Salvador.

Year ended December 31,

	2012	2011	2010	Change 2012-2011	Change 2011-2010
	(COP in million)
Net Interest income	95,963	107,043	108,114	(10.35)%	(0.99)%
Net provisions	5,268	2,557	(19,754)	106.02%	(112.94)%
Net commissions	15,461	19,686	12,432	(21.46)%	58.35%
Other net revenues	109,111	183,272	87,081	(40.46)%	110.46%
Total Operating Income	225,803	312,558	187,873	(27.76)%	66.37%
Operating expenses	57,500	60,802	66,811	(5.43)%	(8.99)%
Non-operating income (expense)	(195)	(392)	(3,279)	(50.26)%	(88.05)%
Income before income taxes	168,108	251,364	117,783	(33.12)%	113.41%
Income tax expense	-	-	-	-	-
Segment profit/(loss)	168,108	251,364	117,783	(33.12)%	113.41%
Segment assets	5,215,286	8,751,997	6,068,344	(40.41)%	44.22%

Analysis of 2012 versus 2011.

In 2012, profit for the Off Shore segment decreased 33% to COP 168 billion.

Net interest income decreased 10% to COP 96 billion, driven by a reduction of the loan portfolio. Other net revenues decreased 40% to COP 109 billion, mostly due to a reduction in dividends received from Banagrícola (part of the Banking El Salvador segment). These dividends are eliminated in the consolidation process that generates the consolidated financial statements.

Operating expenses decreased 5% to COP 58 billion, due to lower amortization charges of the goodwill created with the purchase of Banagrícola, which was reflected in Bancolombia Panamá.

Assets attributable to the Off Shore segment decreased 40% during the year, mainly driven by the transfer of some loans to the Colombian banking book as part of the strategy to mitigate expected pre-paymets of loans to clients in Guatemala following regulatory changes in 2012.

The jurisdictions where operations of the Off Shore segment are conducted have no corporate income taxes.

Analysis of 2011 versus 2010.

In 2011, profit for the Off Shore segment increased 113% to COP 251 billion.

Net interest income decreased 1% to COP 107 billion. Other net revenues grew 110% to COP 183 billion, mostly due to an increase in dividends received from Banagrícola (part of the Banking El Salvador segment). These dividends were increased because the capital in Banagrícola was higher than required due to slow demand in credit for El Salvador. These dividends are eliminated in the consolidation process that generates the consolidated financial statements.

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

Pension and Insurance: This segment provided pension plan administration and insurance services to individuals and companies in El Salvador through Crecer S.A., Aseguradora Suiza Salvadoreña S.A. and Asesuisa Vida S.A.

Year ended December 31,

	2012	2011	2010	Change 2012-2011	Change 2011-2010
	(COP in million)
Net Interest income	-	2,454	4,046	-	(39.35)%
Net provisions	-	1,033	593	-	74.20%
Net commissions	-	(65)	89,969	-	(100.07)%
Other net revenues	-	28,898	(14,887)	-	(294.12)%
Total Operating Income	-	32,320	79,721	-	(59.46)%
Operating expenses	-	9,552	31,115	-	(69.30)%
Non-operating income (expense)	-	524	1,752	-	(70.09)%
Income before income taxes	-	23,292	50,358	-	(53.75)%
Income tax expense	-	(5,253)	(11,557)	-	(54.55)%
Segment profit	-	18,039	38,801	-	(53.51)%
Segment assets	-	173,006	229,156	-	(24.51)%

Analysis of 2011 versus 2010.

In 2011, profit for the Pension and Insurance segment increased 54% to COP 18 billion.

Net commissions, which are the main revenue generators, decreased 100% to zero, due to the sale of AFP Crecer. The sale of AFP Crecer was authorized by regulators in Colombia and El Salvador in 2011 and the transaction generated a gain of COP 138 billion. As a result of this transaction, neither revenues nor expenses related to pension plan administration were recognized in 2011.

Operating expenses decreased 69% to COP 31 billion due to lower administrative and labor expenses.

Assets attributable to Pension and Insurance decreased 25% during the year, mainly driven by the sale of AFP Crecer.

All Other: This segment includes results from the operations of particular investment vehicles of Bancolombia: Valores Simesa S.A., BIBA Inmobiliaria S.A.S., Inversiones CFNS S.A.S., CFNS Infraestructura S.A.S., Sistema de Inversiones y Negocios S.A. Sinesa, Vivayco S.A.S., Banagrícola S.A., Inversiones Financieras Banco Agrícola and others.

Year ended December 31,

	2012	2011	2010	Change 2012-2011	Change 2011-2010
	(COP in million)
Net Interest income	1,353	1,806	680	(25.08)%	165.59%
Net provisions	15,434	(37,211)	(181)	(141.48)%	204.59%
Net commissions	(979)	(40)	840	23.48%	(104.76)%
Other net revenues	380,476	373,091)	100,036	1.98%	272.96%
Total Operating Income	396,284	337,646	101,375	17.37%	233.07%
Operating expenses	40,994	20,641	25,343	98.60%	(18.55)%
Non-operating income (expense)	(2,882)	(7,404)	19,814	(61.08)%	(137.37)%
Income before income taxes	352,408	309,601	95,846	13.83%	223.02%
Income tax expense	(25,895)	(31,631)	(5,856)	(18.13)%	440.15%
Segment profit	326,513	277,970	89,990	17.46%	208.89%
Segment assets	785,806	1,852,144	1,529,612	(57.57)%	21.09%

Analysis of 2012 versus 2011.

In 2012, profit for All Other increased 17% to COP 327 billion.

Other net revenue, which is the most significant revenue line, increased 2% to COP 380 billion. The increase is explained by higher dividends received by the companies that compose the segment.

Net recoveries totaled COP 15 billion, due mainly to reversals of provisions related to investments by Inversiones CFNS in BVC (Bolsa de Valores de Colombia), Grupo Odinsa and Enka.

Operating expenses increased 99% to COP 41 billion, due to mark to market losses on investments in equity securities.

Assets attributable to All Other declined 58% during the year. This reduction is explained by the transfer of assets and investments in equities to the Investment Banking segment and transactions between.

Analysis of 2011 versus 2010.

In 2011, profit for All Other increased 209% to COP 278 billion.

Other net revenue, which is the most significant revenue line, increased 273% to COP 373 billion. The increase is explained by higher dividends received by the companies that compose the segment.

Net provision charges increased 204.59% to COP 37 billion, due mainly to provisions related to investments by Inversiones CFNS in BVC (Bolsa de Valores de Colombia), Grupo Odinsa and Enka.

Operating expenses decreased 19% to COP 21 billion, due to lower amortization charges. The decrease was mainly explained by the absence of goodwill amortizations attributable of AFP Crecer, due to the sale of this entity in 2011.

Assets attributable to All Other grew 21% during the year.

B.	LIQUIDITY AND CAPITAL RESOURCES

B.1.	LIQUIDITY AND FUNDING

Market Scenario

Macroeconomic policies established by Colombia’s Central Bank impact directly the liquidity levels of the financial system. During the first semester of 2012, the Central Bank raised its reference rate by 50 basis points due to the high economic growth observed during 2011. However, lower global economic growth started to impact Colombia’s economic performance and the inflation rate decreased 129 basis points as compared to the variation in the aggregated price level of 2011 (3.73%) which had led to a change in monetary policy; consequently, the Central Bank decided to reduce the reference rate by 100 basis points during the second semester of 2012. At year end 2012 the Central Bank reference rate was 50 basis points lower than at year end 2011. Even though monetary policy’s objective aimed to improve credit conditions by means of lower interest rates, the Government’s budget execution was slow, liquidity levels were relatively low, and, as a consequence, the mentioned reduction in the reference interest rate did not have an immediate impact in the financial system’s cost of funding. The Bank continued to have a strong liquidity position and the internal and regulatory limits were assured.

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

One of the Bank’s main strategies is to maintain a solid liquidity position, thus, ALCO has established a minimum amount of liquid assets, calculated in relative terms to the total assets, in order to guarantee the proper operation of banking activities such as lending and withdrawals of deposits, protect capital and take advantage of market opportunities. ALCO has delegated the short term liquidity assessment task to the Liquidity Committee, which revises strategies and policies regarding liquidity.

Stress tests scenarios are simulated periodically to guarantee the Bank has sufficient time to raise funds under adverse market conditions. In addition, the Bank has defined a contingency liquidity plan that allows the organization to raise funds under stress market scenarios.

Liquid Assets

During 2012, the Bank maintained a solid liquidity position. As mentioned above, the Bank seeks the optimum level of liquid assets to assure not only the proper daily operation of banking activities but to operate under stress market scenarios.

The following table shows the composition of the liquid assets in the last three years:

	As of December 31;
	COP million
	2012	2011	2010

Cash	3,103,537	2,934,313	2,356,851

Central Bank	2,005,573	2,572,056	2,003,580

Cash financial institutions	1,930,000	1,255,640	873,558

Debt securities
Government debt
Trading	5,915,567	3,059,151	1,663,559
Available for sale	677,238	713,120	806,220
Held to maturity	2,158,107	2,195,953	2,089,337

Financial Institutions
Trading	429,244	571,488	446,923

Total Liquid Assets	16,219,266	13,301,721	10,240,028

The Bank measures liquid assets on a daily basis and compares this result with an objective target of minimum requirements defined by ALCO. Under this rule, daily liquid assets must be equal to or higher than this target. In the event the limit is not reached, there is a 5-day period to increase liquidity levels.

Cash is important to guarantee the operation in branches and ATM´s. The Bank´s expansion across the territory requires considerable levels of cash; however, cash levels are daily monitored in order to minimize opportunity costs. Additionally, cash is taken into account in the mandatory bank reserve established by the Central Bank.

The levels of cash at major Central Bank’s have a relationship with mandatory bank reserves associated with the growth of demand and time deposits.

Debt securities in the table shown are not affected by haircuts. Securities that comprise liquid assets are reviewed by ALCO in light of the Bank’s liquidity objective. Even though available for sale and held to maturity debt securities cannot be sold, they can be pledged as collateral in repurchase agreements some of them are mandatory investments that are received by Central Banks as collateral. A portion of them, mainly CEDEL (Liquidity Certificates issued by El Salvador Central Bank) constitute legal reserve.  These investments are taken into account as liquid assets since they are used for what the Bank has defined as its liquidity needs which includes mandatory legal reserve.

During 2012, the SFC enhanced liquidity regulation and required each financial entity to have liquid assets greater than the contractual liquidity accumulative one-month-gap. This contractual gap includes the maturity of assets and liabilities of the current positions and does not include projections of future operations. The loan portfolio is affected by the historical default indicator and the maturity of deposits is modeled according to the regulation. All of Bancolombia’s Colombian banking subsidiaries met this regulatory limit throughout the year.

The Bank’s management believes that the current level of liquidity is adequate and will seek to maintain its solid deposit base and the access to alternative sources of funding such as borrowings from domestic development banks, securitizations, repurchase agreements, bond issuances, overnight funds and Central Bank funds, in light of market conditions, interest rates and the desired maturity profile of liabilities.

Funding Structure

As of December 31, 2012, the Bank’s liabilities reached COP 86,309 billion, increasing 12.9% as compared to the end of 2011. Liabilities denominated in pesos, which represent 82.3% of total liabilities, increased 34.9% as compared to the end of 2011, while liabilities denominated in U.S. dollars totaled COP 15,310 billion, decreasing by 35.8% as compared to the end of 2011. Bank acceptances outstanding and derivatives had a significant change year to year. This position changed the funding structure, decreasing dollar and increasing peso funding liabilities. See Item 18. Financial Statements, see note (8) Customers’ Acceptances and Derivatives. If bank acceptances and derivatives are not considered, liabilities denominated in pesos increased 17.9% while liabilities denominated in U.S. dollars decreased 0.4%.

	2012		2011		2010
Total funding
Peso-denominated		70,999,782		52,639,400		43,939,802
Dollar-denominated		15,309,643		23,830,260		16,208,214
Total Liabilities	COP	86,309,425	COP	76,469,660	COP	60,148,016

In 2012, the Bank experienced significant growth in deposits, which reached COP 64,159 billion at year end, an increase of COP 11,724 billion, 22% as compared to 2011. The ratio of deposits to total assets was 65%, representing an increase from 61% in 2011.

	2012		2011		2010
Total Deposits	COP	64,158,720	COP	52,434,492	COP	43,538,967

The following table sets forth checking accounts, savings accounts and time deposits as a percentage of the Bank’s total liabilities for the years 2012, 2011 and 2010:

	2012	2011	2010
Checking deposits	13.0%	13.4%	15.9%
Time deposits	28.5%	23.5%	25.4%
Saving deposits	31.4%	30.4%	30.1%
Other deposits	1.4%	1.2%	1.0%
Percentage of Total Liabilities	74.3%	68.5%	72.4%

The Bank’s principal sources of funding are deposits, which are composed of checking accounts, time deposits and savings accounts. Time deposits had an important growth as percentage of total liabilities which improved the funding position.

Deposits as a percentage of the Bank’s total liabilities in 2012 were 74.3%, increasing from 68.5% of total liabilities at year end 2011. The ratio of net loans to deposits (including borrowings from development banks) was 99% at the end of 2012, decreasing from 105% at year end 2011. This change is primarily explained by decreases in interbank credits denominated in U.S. dollars and in repurchase agreements and interbank funds in pesos, due to a higher deposit growth than that observed in the loan portfolio.

	2012	2011	2010
Net Loans to Deposits	99%	105%	100%

The Bank also used borrowings from domestic development banks which amounted to COP 3,468 billion at the end of 2012 and represented a good quality source of funding provided by Governmental entities in order to promote lending activities within specific sectors of the Colombian economy. This funding source is fully matched with related loans in terms of maturity and interest rate indexation.

In addition to the main sources of funding described above, the Bank uses: (i) its debt securities portfolio as a source of short-term liquidity by engaging in repurchase agreements transactions, overnight-loan funds and the Central Bank’s funds and (ii) the issuance of bonds on a regular basis to reduce the maturity mismatch between assets and liabilities, reducing the liquidity risk.

Long Term Debt

During 2012, the Bank obtained new funds from the issuance of notes with an aggregate principal amount of COP 2,822 billion.

On September 4, 2012, Bancolombia issued an aggregate principal amount of USD 1,200 million in subordinated notes due 2022 with a coupon rate of 5.125% in the international markets. On September 10, 2012, Bancolombia offered to exchange USD 400 million of its subordinated notes due in 2017 that were issued in May 2007 with a coupon rate of 6.87%, into new subordinated notes due 2022. USD 200 million were exchanged into subordinated notes due 2022 with a coupon rate of 5.125% and a market value of USD 227 million. Taken together, these transactions extended the average maturity of the Bank’s subordinated debt, thereby strengthening its Tier II capital in the coming years, and reduced the Bank’s annual interest expense.

Likewise, Leasing Bancolombia, Tuya and Banco Agrícola also issued notes; COP 600 billion, COP 45 billion, and USD 31 million respectively.

As of December 31, 2012, the total outstanding aggregate principal amount of bonds issued by the Bank was COP 12,059 billion.

The following table shows Bancolombia’s long term debt maturity profile:

	2013	2014	2015	2016	2017	2018 and thereafter	Total
Long Term Debt	1,094,261	800,714	315,782	1,155,622	447,142	8,245,698	12,059,219

The following table sets forth the components of the Bank’s liabilities for the years 2012, 2011 and 2010:

As of December 31,
	2012		% of total funding	2011		% of total funding	2010		% of total funding
(COP million, except percentages)
Checking deposits
Peso-denominated	COP	9,185,435	10.6%	COP	7,910,046	10.3%	COP	7,275,904	12.1%
U.S. dollar-denominated		2,113,466	2.4%		2,383,848	3.1%		2,280,029	3.8%
Total		11,298,901	13.0%		10,293,894	13.4%		9,555,933	15.9%
Time deposits
Peso-denominated		18,550,309	21.3%		12,307,011	16.1%		9,215,754	15.3%
U.S. dollar-denominated		6,217,180	7.2%		5,666,106	7.4%		6,054,517	10.1%
Total		24,767,489	28.5%		17,973,117	23.5%		15,270,271	25.4%
Savings deposits
Peso-denominated		24,251,374	28.1%		20,722,989	27.2%		15,794,026	26.3%
U.S. dollar-denominated		2,862,540	3.3%		2,540,062	3.3%		2,266,843	3.8%
Total		27,113,914	31.4%		23,263,051	30.5%		18,060,869	30.1%
Other deposits
Peso-denominated		577,613	0.7%		620,206	0.8%		507,002	0.8%
U.S. dollar-denominated		400,803	0.5%		284,224	0.4%		144,892	0.2%
Total		978,416	1.2%		904,430	1.2%		651,894	1.0%
Interbank Borrowings
Peso-denominated		-	-		-	-		-	-
U.S. dollar-denominated		1,803,665	2.1%		4,130,915	5.4%		2,698,941	4.5%
Total		1,803,665	2.1%		4,130,915	5.4%		2,698,941	4.5%
Funds purchased and securities sold under agreements to repurchase
Peso-denominated		44,935	0.1%		1,769,352	2.3%		1,784,060	3.0%
U.S. dollar-denominated		-	-		185,200	0.2%		174,786	0.3%
Total		44,935	0.1%		1,954,552	2.5%		1,958,846	3.3%
Domestic development banks Borrowings and other(1)
Peso-denominated		3,410,476	4.0%		3,255,485	4.3%		2,479,778	4.1%
U.S. dollar-denominated		57,367	0.1%		72,526	0.1%		71,868	0.1%
Total		3,467,843	4.1%		3,328,011	4.4%		2,551,646	4.2%
Bank acceptances outstanding and derivatives
Peso-denominated		6,350,706	7.4%		(2,193,632)	(2.9)%		911,353	1.5%
U.S. dollar-denominated		(5,725,074)	(6.6)%		2,707,607	3.5%		(265,979)	(0.4)%
Total		625,632	0.8%		513,975	0.6%		645,374	1.1%
Long term debt
Peso-denominated		4,981,776	5.8%		4,977,962	6.5%		3,332,068	5.5%
U.S. dollar-denominated		7,077,443	8.2%		5,331,021	7.0%		2,386,308	4.0%
Total		12,059,219	14.0%		10,308,983	13.5%		5,718,376	9.5%
Other liabilities
Peso-denominated		3,647,157	4.2%		3,269,981	4.3%		2,639,857	4.4%
U.S. dollar-denominated		502,254	0.6%		528,751	0.7%		396,009	0.6%
Total		4,149,411	4.8%		3,798,732	5.0%		3,035,866	5.0%
Total funding
Peso-denominated		70,999,782	82.2%		52,639,400	68.9%		43,939,802	73.0%
Dollar-denominated		15,309,643	17.8%		23,830,260	31.1%		16,208,214	27.0%
Total Liabilities	COP	86,309,425	100%	COP	76,469,660	100%	COP	60,148,016	100%

(1)	Includes borrowings from commercial banks and other non-financial entities.

Consolidated Statement of Cash Flows

Cash flows for the Bank include net cash used in operating activities, net cash used in investing activities and net cash provided by financing activities. The following table shows those flows for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010
	(COP million)

Operating activities	COP	1,806,456	COP	(3,939,094)	COP	(3,066,491)
Investing activities		(594,310)		(519,572)		(1,093,268)
Financing activities		(502,754)		5,898,518		3,047,868
Net increase in cash and cash equivalents	COP	709,392	COP	1,439,852	COP	(1,111,891)

During 2012, the Bank reported a positive net cash flow that increased the stock of cash and equivalents by COP 709 billion. This result is explained by COP 1,806 billion provided by operating activities, COP 503 billion and COP 594 billion were used in financing activities and investing activities, respectively. The variations of operating, investing and financing activities are explained below:

Operating Activities

During 2012, operating activities provided cash; deposits and other liabilities increased by COP 12,695 billion, the loan portfolio used liquidity by COP 10,919 billion, and an increase in trading investments used cash of COP 2,338 billion.

Net income has been positive; COP 1,702 billion, COP 1,664 billion and COP 1,436 billion for 2012, 2011, and 2010, respectively.

Investing Activities

During 2012, investing activities used cash; purchase of property, plant and equipment increased by COP 951 billion, held to maturity debt securities and available for sale securities decreased by COP 338 billion and COP 328 billion, respectively, and the technological renewal program used COP 94 billion.

The bank classifies part of its investments as available for sale and held to maturity in order to manage interest rate risk; a portion of these investments are mandatory, others are securitizations. Held to maturity and available for sale debt securities decreased during 2012 and 2011 by COP 666 billion and COP 802 billion respectively. This diminution is associated with the maturity of securitizations.

Net purchases of property plant and equipment for 2012, 2011 and 2010, including operating leases which are part of the leasing business, increased by COP 951 billion, COP 1,098 billion and COP 546 billion, respectively. Of these amounts, 100%, 45% and 49%, respectively, corresponded to operating leases.

The Bank has made investments related to the technological renewal program. During 2012, 2011 and 2010, COP 94 billion, COP 130 billion, and COP 101 billion, respectively, have been invested in this program.

During 2012 and 2011 the bank received cash from the sale of Aseguradora Suiza Salvadoreña Subsidiary and AFP Crecer S.A. for COP 136 billion and COP 173 billion, respectively.

Financing Activities

Financing activities used cash during 2012; overnight funding and interbank borrowing decreased by COP 3,767 billion, whereas issuance placement of long term debt increased by COP 2,195 billion. Preferred shares were issued providing cash of COP 1,652 billion. Cash was used in paying dividends to stockholders of COP 583 billion.

Overnight and interbank borrowings are used to complement the Bank’s funding strategy. During 2012, the high deposit growth and the issuance of long term debt changed the Bank´s funding composition; interbank borrowing and interbank lending decreased significantly. In 2011 and 2010, these sources of funding increased by COP 2,083 billion and COP 1,896 billion, respectively, due to the high demand for credit.

Structural funding is important to manage liquidity and interest rate risk. Long term debt is part of the Bank’s funding structure. During 2012, 2011 and 2010, the bank raised funds in amount of COP 2,195 billion, COP 4,342 billion and COP 1,654 billion, respectively.

Payments of dividends to stockholders has remained relatively constant, in 2012, 2011 and 2010, COP 583 billion, COP 527 billion and COP 502 billion, respectively.

Capital Adequacy

The Bank and its subsidiaries comply with the capital adequacy requirements in their respective countries of operation.

Stockholders’ equity amounted to COP 11,607 billion at the end of 2012, up 29% as compared to COP 8,993 billion in stockholders’ equity at the end of 2011. This increase is the net effect of paying out dividends, generating earnings during the year 2012, the capital increase of COP 1,652 billion that took place in February 2012 and all the other transactions that directly affect the stockholders’ equity.

In addition, on a consolidated basis, the Bank’s capital adequacy ratio was 15.77% as of December 31, 2012, higher than the 12.46% at the end of 2011 and the 14.67% as of December 31, 2010. The Bank’s capital adequacy ratio exceeded the requirements of the Colombian Government and the SFC by 677 basis points. The basic capital ratio (Tier 1) was 10.39% and the tangible capital ratio, which is equal to stockholders’ equity minus goodwill and intangible assets divided by tangible assets, was 10.63% at the end of 2012. For a full description of our capital adequacy requirements, please see “Item 4. Information on the Company – B. Business Overview – B.7 – Supervision and Regulation”.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS	As of December 31,
Consolidated (COP million)	2012	%	2011	%	2010	%
Basic capital (Tier I)	9,070,487	10.39	6,979,026	8.99	6,343,769	10.32
Additional capital (Tier II)	4,694,203	5.38	2,696,112	3.47	2,673,679	4.35
Technical capital(1)	13,764,690		9,675,138		9,017,448
Risk weighted assets included market risk	87,262,916		77,651,096		61,449,661
CAPITAL ADEQUACY(2)	15.77%		12.46%		14.67%

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk weighted assets.

B.2.	FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES

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

As further described in “Item 11. Quantitative and Qualitative Disclosure About Market Risk”, the market risk stated in the treasury book is measured using methodologies of value at risk (VaR), and the position limits are based on the results of these methodologies. The Bank has defined VaR limits that follow a hierarchical structure, which avoid the concentration of market risk in certain groups of assets and also take advantage of portfolio diversification. In addition to VaR limits, the Bank also uses stop loss advisories to inform senior management when losses are close to certain established thresholds in the trading book. Moreover, for the options portfolio, the Bank has set limits based on the sensitivity of the portfolio to the underlying volatility and interest rates.

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

On December 18, 2012, Bancolombia Panama S.A. and BAM Financial Corporation (BFC) entered into a stock purchase agreement, pursuant to which Bancolombia Panama will purchase from BFC a 40% stake in the capital stock of the Panamanian company Grupo Agromercantil Holding. Bancolombia Panama will pay a total of USD 216 million in cash to BFC for the 40% interest at closing. This transaction, which is subject to customary conditions including regulatory approvals, is expected to close in the second quarter of 2013. Bancolombia Panama will pay the purchase price from its own resources.

On February 19, 2013, Bancolombia and HSBC Latin America Holdings (UK) Limited entered into an agreement with HSBC Holdings plc’s Latin American holding company, HSBC Latin America Holdings (UK) Limited (“HSBC”), to acquire HSBC Bank (Panama) S.A. (“HSBC Panama”). The agreement provides for Bancolombia to pay total cash consideration of USD 2.1 billion, subject to certain customary adjustments based upon estimated net asset value at completion of USD 700 million, in exchange for 100% of common shares, and 90.1% of preferred shares of HSBC Panama. This transaction, which is subject to customary conditions including regulatory approvals, is expected to close in the third quarter of 2013. Bancolombia will pay the purchase price from its own resources.

For further information regarding expected capital expenditures, see “Item 4. Information on the Company - A. History and Development of the Company – Capital Expenditures and Divestitures”.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable

D.	TREND INFORMATION

During 2012, net interest income grew 22% as net interest margins increased slightly and credit volumes increased. Credit cost in 2012 was higher than in 2011. Future levels of loan volumes, interest margins and cost of credit will be key drivers of the Bank’s performance. The following is a brief discussion of recent trends with regard to those three elements.

Loan Volume Performance

Gross loans and financial leases (i.e., before allowance for loans and financial lease losses) increased 14% during 2012.

Economic activity in Colombia and consumer confidence remained strong. As a result, demand in mortgages and consumer loans picked up vigorously and commercial loans kept growing. During 2012, commercial loans grew 11%, consumer loans grew 16%, small business loans grew 6%, financial leases grew 21% and mortgages (including securitized mortgages) increased 23%.

Economic growth in El Salvador was slow in 2012 and Banco Agrícola’s loan book expanded only 6.8% as there was weak demand from corporate and individuals. This slow growth generated a lagging effect in the Bank’s overall book.

USD-denominated loans decreased 16% during 2012. Corporations in Colombia and off shore financing, particularly in Central America, did not demand this type of loan as they did in the previous year.

Debt issuances by Colombian companies were COP 10,174 billion in 2012 (a 15% increase from COP 8,841 billion in 2011), and non-financial firms issued about COP 3,517 billion (a 164% increase from COP 1,347 billion in 2011). During 2012, the Bank did not suffer a significant impact from corporations funding their capital needs in the debt markets. Mid-size companies and SMEs demanded more credit and that allowed the Bank to grow its loan portfolio.

Credit demand is expected to be strong in 2013 as the economy in Colombia continues to grow individuals and corporations demand consumer and commercial loans, and as the economy in El Salvador recovers from the crisis of 2008 - 2010.

Net Interest Margins

The majority of the Bank’s loan book has a variable rate (57% of loans have a maturity of more than one year and earn interest at variable rates) and the re-pricing pace of our assets tends to be faster than that of our liabilities. The interest rate increases in Colombia during the first half of 2012 had a positive effect on the Bank’s net interest margins as there was less pressure on them. As a result, the net interest margin increased from 5.6% in the fourth quarter of 2011 to 5.9% in the fourth quarter of 2012.

The bank’s strategy during the year was to support the net interest margin by changing the mix of deposits and increasing the proportion of average demand deposits (savings and checking accounts) which are less expensive than time deposits and also maintaining funding costs as low as possible on each type of deposits.

Ample liquidity, a more favorable deposit mix (one with a greater proportion of average demand deposits) and potential increases in interest rates in the economy point toward stability in interest margins in 2013.

Cost of credit

For the year 2012, the cost of credit was 1.7% of average loans, higher than the 1.1% experienced in 2011 and the 1.2% in 2010. This higher credit cost was driven by reserve additions across all credit segments and higher deterioration in our loan portfolio that resulted from the increase of indebtedness of households in Colombia.

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

At December 31, 2012, 2011 and 2010, outstanding letters of credit and bank guarantees issued by Bancolombia totaled COP 4,440,515 million, COP 4,054,494 million and COP 3,198,143 million, respectively.

The table below summarizes at December 31, 2012 and 2011 all of the Bank’s guarantees where the Bank is the guarantor. The total amount outstanding represents the maximum potential amount (notional amounts) that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses.

Commissions received from these arrangements amounted to COP 27,751 million, COP 27,644 million and COP 23,250 million for 2012, 2011 and 2010, respectively. Unused credit lines amounted to COP 2,844,745 million and COP 2,468,587 million at December 31, 2012 and 2011.

	Expire within one year At December 31,		Expire after one year At December 31,		Total amount outstanding At December 31,		Maximum potential amount of future losses At December 31,
	2012	2011	2012	2011	2012	2011	2012	2011
	COP million
Letters of credit	1,681,099	1,756,346	1,027,423	782,291	2,708,522	2,538,637	2,708,522	2,538,637
Bank guarantees	1,072,320	1,010,425	659,673	505,432	1,731,993	1,515,857	1,731,993	1,515,857
Total (COP)	2,753,419	2,766,771	1,687,096	1,287,723	4,440,515	4,054,494	4,440,515	4,054,494

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows the Bank’s contractual obligations as of December 31, 2012:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
		(COP millions)
Long-term debt obligations	12,243,755	1,280,797	1,116,496	1,600,763	8,245,699
Time deposits	25,054,240	17,241,602	4,745,203	1,557,713	1,509,722
Commitments to originate loans	2,844,745	2,844,745	-	-	-
Employee benefit plans	259,838	25,795	45,040	53,953	135,050
Finance Leases Obligations	30,973	8,710	18,813	3,450	-
Operating Lease Obligations	995	315	680	-	-
Interbank Borrowings	1,803,665	1,346,286	415,674	6,325	35,380
Borrowings from domestic development banks	3,467,843	840,309	831,060	743,935	1,052,539
Total	45,706,054	23,588,559	7,172,966	3,966,139	10,978,390

The amounts shown in the table include interest costs on debt. The Bank does not have any uncertain tax positions to report.

G.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following are considered critical accounting policies, given their significant impact on the financial condition and operating performance of the Bank. This information should be read together with Note 2. Summary of significant accounting policies of the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER COLOMBIAN BANKING GAAP

Evaluation of loan portfolio risk and determination of allowances for loan losses: Under Colombian banking GAAP, the Bank currently evaluates loan portfolio risk according to the rules issued by the SFC, which establishes qualitative and quantitative standards for assigning a risk category to individual assets. The qualitative analysis includes the evaluation of “potential weaknesses”, “deficiencies” or “serious deficiencies” based on the existence and magnitude of specific factors, according to the judgment of management. For the quantitative evaluation, the Bank first determines whether the loan has become due and then classifies the loan according to the number of days past-due.

Commercial and consumer loans are provisioned following standard models developed by the SFC. According to the models, the allowance for loan losses is stated through the calculation of the Expected Loss.

Small business loans and mortgage loans are provisioned considering a minimum allowance level for each credit category. In addition, a general allowance equal to 1% of the outstanding loan balance is required.

The Bank considers the accounting estimates used in the methodology to determine the allowance for loan losses to be “critical accounting estimates” because: (a) by its nature, the allowance requires the Bank to make judgments and assumptions regarding the Bank’s loan portfolio, (b) the methodology used in its determination is based on the existence and magnitude of determined factors that are not necessarily an indication of future losses and (c) the amount of the provision that is based on reference models for commercial and consumer portfolios and a percentage based on the risk category for small business loans and mortgage portfolios, although it is impossible to ensure that this percentage will exactly reflect the probability of loss.

Contingent Liabilities: The Bank is subject to contingent liabilities, including judicial, regulatory and arbitration proceedings and tax and other claims arising from the conduct of the Bank’s business activities. Under Colombian banking GAAP, reserves are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, reasonably possible or remote. Contingencies are partially provisioned and are recorded when all the information available indicates that it is probable that the Bank will be required to make disbursements in the future for events that happened before the balance sheet date and the amounts may be reasonably estimated. The Bank engages internal and external experts (lawyers and actuaries) in assessing probability and in estimating any amounts involved.

Throughout the life of a contingency, the Bank may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved. Changes in these assessments can lead to changes in recorded reserves.

The Bank considers the estimates used to determine the reserves for contingent liabilities to be “critical accounting estimates” because the probability of their occurrence and the amounts that the Bank may be required to pay are based on the Bank’s judgment and its advisers, which will not necessarily coincide with the future outcome of the proceedings.

Pension Plan: Under Colombian banking GAAP, the Bank applies the provisions of Decree 4565 of 2010, which requires a distribution of charges to amortize the actuarial calculation by 2029. The distribution is calculated by taking the percentage amortized up to December 2009 and annually adding the minimum percentages needed to complete amortization by 2029. As of December 31, 2012, the Bank has completed the amortization of the total amount resulting from the calculation performed in accordance with Decree 4565. Under the Bank’s non-contributory unfunded defined benefit pension plan, benefits are based on length of service and level of compensation.

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

The Conavi/Corfinsura Merger was accounted for using the pooling of interests method in accordance with the methodology suggested by the SFC. The Sufinanciamiento (now Tuya S.A. Compañía de Financiamiento), Comercia (now Factoring Bancolombia) and Banagrícola acquisitions were accounted for using the purchase method under Colombian banking GAAP.

Goodwill Recognized Upon Business Combinations: The Bank tests goodwill recognized upon business combinations for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a re-measurement of the fair value of a reporting unit. Fair value is determined by management by reference to market value, if available, or by pricing models or with the assistance of a qualified evaluator. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.

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

Under Colombian banking GAAP, financial entities have to register amortization of goodwill.  According to the guidelines issued by the SFC, the goodwill should be amortized using the exponential method, however, other methods which provide a better association between revenues and expenses are permitted.  Since January, 2008, the straight-line method has been used to amortize goodwill, since the Bank considers this method to provide a better association between revenues and expenses corresponding to this investment. Under Colombian banking GAAP the Bank performs impairment test using a discounted cash flow technique.

The Bank considers amortization and impairment tests to be “critical accounting estimates” because of the importance of assumptions used in the testing and the sensitivity of the results to the assumptions used.

Recognition and Measurement of Financial Instruments at Fair Value: A portion of the Bank’s assets is carried at fair value for Colombian banking GAAP purposes, including equity and debt securities with quotations available or where quoted prices are available for similar assets, derivatives, customers’ acceptances and short-term borrowings.

Under Colombian banking GAAP, the fair value of a financial instrument is defined as the estimated amount at which the instrument could be exchanged in a current transaction between willing and independent parties. A large proportion of the Bank’s assets reported at fair value are based on quoted market prices, which provide the best indication of fair value. If quoted market prices are not available, the Bank discounts the expected cash flows using market interest rates which take into account the credit quality and maturity of the investment. The degree of management’s judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices. When observable market prices and parameters do not exist, management’s judgment is necessary to estimate fair value, in terms of estimating the future cash flows, based on variables of the instruments, the inherent credit risk and the applicable interest rate to discount those cash flows.

As of December 31, 2012, the Bank’s assets that were fair-valued using discounted cash flow techniques amounted to COP 372 billion and mainly included bonds and notes issued by the Colombian Government or its entities and corporate debt securities.

As of December 31, 2012, derivative financial instruments were not recognized based on quoted prices and as a consequence, valuation techniques such as discounted cash flows, Black-Scholes and similar methodologies were performed to measure the estimated fair value, using where possible current market-based or independently sourced market parameters, such as interest rates, currency rates and forward curves based on transactions.

The estimated fair value of instruments based upon internally developed valuation techniques could vary if other valuation methods or assumptions were used.

As of December 31, 2012, our financial derivatives that were fair-valued using discounted cash flows and Black-Scholes techniques amounted to COP 156 billion net and mainly included market rate and interest rate swaps, forwards and options.

For a further discussion on the effect of a change in interest rates and foreign exchange rates on the Bank’s portfolio see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Securitizations: The Bank has securitized both performing and non-performing mortgage loans which, according to Colombian banking GAAP, have been accounted for as sales, and as such, said loans have been removed from the Bank’s balance sheet.

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

Also, this new regulation provided that in cases where the transferor retains a positive residual interest, it may record as an investment the fair value of the residual interest subject to the conditions defined for this purpose in the applicable rules and regulations of the issue in question, with a balancing entry in the investment valuation income account. This value must be updated at least every year, on the anniversary of the date on which the SPV was set up and in any case on the closing date of the fiscal period in question. As a result of the above, the Bank has recognized retained interest as held to maturity debt securities in the amount of COP 138,983 million and COP 95,749 million as of December 31, 2012 and 2011, respectively.

Equity tax: Since 2007 Colombian tax regulations require companies to pay an annual special tax defined as “Equity tax” calculated based on their net assets established on their tax basis as of January 1 of each year at the statutory tax rate of 1.2%. The equity tax is in addition to corporate income tax. During 2010 and 2011 a new regulation required companies to calculate this tax only once for the subsequent four years as of January 1, 2011 at the tax rate of 6% and payable in 8 semi-annual installments over four years without interest. The equity tax calculated by companies in accordance with Colombian banking GAAP is recorded as a deferred asset to be amortized on a straight-line basis over the four years proportionately against stockholders’ equity and income.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES UNDER U.S. GAAP

Allowance of Deferred Tax Assets

A valuation allowance for deferred tax assets is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Future realization of the tax benefit of existing deductible temporary differences or carry forwards ultimately depends on the existence of sufficient taxable income in future periods.

In determining a valuation allowance, the Bank performs a review of future taxable income (required for reversing temporary differences and carry forwards) and future reversals of existing taxable temporary differences. Due to the continuing weak economic conditions, the determination of the valuation allowance involves difficult judgments to estimate future taxable income.

With regard to state taxes, Bancolombia is subject to Colombian tax legislation. In the case of its companies based in El Salvador and Peru, it must also calculate the corresponding taxes according to Salvadorian and Peruvian tax legislations.

With regard to municipal and departmental taxes, these must be calculated according to tax legislation applicable in each of the municipal jurisdictions in which the Bank’s branch offices are located.

The application of tax legislation is subject to diverse interpretations on the part of both taxpayers and the Colombian tax authorities (Dirección de Impuestos y Aduanas Nacionales).

When calculating deferred tax, the Bank considers future estimates, the figures recorded on its consolidated financial statements.

However, the deferred tax asset is considered as a critical accounting policy, due to tax determinations involving estimates of profits and future taxable incomes that will be settled in future years; such estimates can be affected by changes on the economic conditions. The valuation allowance has been determined based on estimations of taxable income and the applications of the current fiscal laws.

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

In addition, if necessary, a specific allowance for loan losses is established for non-impaired individual loans, based on statistic modeling, recent back testing results, expectations about the economy’s behavior, recent and future loss experience, credit scores, the risk characteristics of the various classifications of loans and other factors directly influencing potential collectability and affecting the quality of the loan portfolio.

Determining the allowance for loan losses requires a significant amount of management judgment and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received.

To calculate the allowance required for smaller-balance impaired loans and unimpaired loans, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type (commercial and consumer, microcredit and mortgage) and thus for homogeneous groups of clients depending on their scoring and portfolio segment. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment and any other pertinent information that may affect the estimation of the allowance for loan losses.

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

Another parameter associated to the client’s allowance under homogeneus groups is the Loss Given Default (“LGD”), which is a function of the guarantee and the number of days that each loan is past due. The Bank applies the parameters designated by the SFC, but in 2012, it calculated some parameters under a proprietary model based on historical information of recoveries from defaulted clients.

A one-percent decrease in the expected cash flows could result in an impairment of the portfolio of approximately COP 6,236 million. These sensitivity analyses do not represent management’s expectations of the decline in risk ratings or the increases in loss rates, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. The Bank believes the risk ratings and loss severities currently in use are appropriate and represent management’s expectations about the credit risk inherent in its loan portfolio.

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

Goodwill and Intangibles Recognized Upon Business Combinations: Under U.S. GAAP, for business acquisitions that occurred before January 1, 2009, goodwill was measured as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. Since January 1, 2009, goodwill has been measured as the excess of the sum of the consideration transferred, the fair value of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. The Bank tests goodwill recognized upon business combinations for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. A reporting unit is defined as an operating segment or one level below an operating segment; which is a business component that earns revenues and incurs expenses, whose operating results are regularly reviewed by management to assess performance and allocate resources. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a re-measurement of the fair value of a reporting unit. Fair value is determined by management by reference to market value, if available, by pricing models, or with the assistance of a qualified evaluator. Determination of fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates to forecast cash flow for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the reporting unit; estimation of the fair value of reporting units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

The amount of goodwill allocated to the reporting unit and the key assumptions used by management in determining the fair value are:

Reporting segments	Reporting Unit	Goodwill 2012		Valuation Methodology	Key Assumptions	Discount Rate (real)	Growth rate (real)

Banking El Salvador	Banco Agrícola	COP	524,854	Cash flow	10 years plan	9.5%	-
Banking Colombia	Bancolombia Tuya and Factoring(1)		428,040	Cash flow	10 years plan	10.63%	4.70%
Leasing	Leasing Bancolombia		54,238	Cash flow	10 years plan	10.63%	4.70%
Pension and Insurance(2)	-		-	-	-	-	-
Trust	Fiduciaria Bancolombia		2,493	Cash flow	10 years plan	10.63%	4.70%
Investment Banking	Banca de Inversión		132,273	Cash flow	10 years plan	10.63%	4.70%
Brokerage	Valores Bancolombia		43,722	Cash flow	10 years plan	10.63%	4.70%
Off Shore	Bancolombia Puerto Rico		31,534	Cash flow	10 years plan	10.63%	4.70%
All Other Segments	Inversiones CFNS	COP	1,330	Cash flow	10 years plan	10.63%	4.70%

(1)	In 2009, the Bank performed the impairment test of Factoring Bancolombia’s goodwill and concluded there was impairment. The impairment loss has been recorded to the extent of the carrying amount of the goodwill. There are no reporting units close to failing the first step of the impairment test performed during 2012.

(2)	During 2012 and 2011, the Bank sold 97.03% of its shares of capital stock of Asesuisa and 99.99% of its shares of capital stock in AFP Crecer, respectively. See Note 31 - q) Discontinued operations.

There are no reporting units close to failing the first step of the impairment test performed during 2012.

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

Recognition and Measurement of Financial Instruments at Fair Value: Effective January 1, 2008, for U.S. GAAP purposes, the Bank adopted ASC 820 – Fair Value Measurements and Disclosures (revised on January 1, 2012). As a result, the Bank has made amendments to the techniques used in measuring the fair value in order to include considerations about credit risk, as described below.

The Bank holds debt and equity securities, derivatives, assets-backed securities, loans, short-term borrowings and long-term debt, to meet clients’ needs and to manage liquidity needs and market risk.

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

A hundred basis point and two hundred basis point increase in our own credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in a decrease of the associated adjustment of approximately COP 1,262 and COP 2,541, respectively, as of December 31, 2012. These sensitivity analyses do not represent management’s expectations of the changes in our own credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

A hundred basis point and two hundred basis point increase in the counterparty credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in an increase of the associated adjustment of approximately COP 6,875 and COP 13,440, respectively, as of December 31, 2012. These sensitivity analyses do not represent management’s expectations of the changes in the counterparties credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

c.	Loans

The Bank is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair-value measurements in accordance with U.S. GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Bank records nonrecurring adjustments for including certain impairment amounts for collateral-dependent loans calculated in accordance with ASC 450 Contingencies when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. Estimates of fair value used for collateral supporting loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. Loans subject to nonrecurring fair value measurement were COP 166,864 million and COP 238,228 million at December 31, 2012 and 2011, respectively, classified as Level 3. Changes in fair value recognized for loan impairment reserves on loans held by the Bank on December 31, 2012 and 2011, represented impairment losses of COP 41,036 million and COP 83,968 million, for the period ended December 31, 2012 and 2011, respectively.

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

The Bank has determined that unrealized losses on investments as of December 31, 2012 are temporary in nature because it does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost.

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

The table below presents a summary of the assets and liabilities of VIEs of the securitizations of performing loans which have been consolidated on the Bank’s balance sheet at December 31, 2012 and 2011:

	2012		2011
Assets	COP	1,736,521	COP	3,022,500
Liabilities		787,819		1,636,952
Allowance for loan losses	COP	122,971	COP	144,036

The allowance for loan losses represents the management’s estimate of probable losses inherent in the portfolio.

H.	RECENT U.S. GAAP PRONOUNCEMENTS

In March 2013, FASB issued ASU 2013-05, “Foreign Currency Matters (Topic 830)”: to resolve the diversity in practice related to the cumulative translation adjustment derecognition guidance in Subtopic 830-30 for the derecognition of certain subsidiaries or groups of assets within a foreign entity and for changes in an investment in a foreign entity. Furthermore, the ASU 2013-05 resolves the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. The requirements will be effective prospectively for fiscal years beginning after December 15, 2012. Management is currently evaluating the impact the ASU 2013-05 would have on the Bank’s financial statements and U.S. GAAP disclosures.

In February 2013, FASB issued ASU 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (Topic 220)”. The amendments require additional disclosures of items reclassified from accumulated Other Comprehensive Income (OCI) to net income. The requirements will be effective prospectively for reporting periods beginning after December 15, 2012. Management has concluded that the adoption has no significant impact on the Bank’s U.S. GAAP disclosures and financial information.

In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of Update 2011-11. Management is currently evaluating the impact the amendments would have on the Bank’s financial statement and U.S. GAAP disclosures

In October 2012, FASB issued ASU 2012-04, “Technical Corrections and Improvements” to provide: 1) clarification through updating wording, correcting references, or a combination of both, which affects a wide variety of Topics in the Codification; and 2) clarify certain guidance in various Topics of the Codification to fully reflect the fair value measurement and disclosure requirements of Topic 820. The amendments are not introducing any new fair value measurements and are not intended to result in a change in the application of the requirements in Topic 820 or fundamentally change other principles of U.S. GAAP. For public entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. Management is currently evaluating the impact on the U.S. GAAP disclosures and financial information released by the Bank.

In August 2012, FASB issued ASU 2012-03, “Technical Amendments and Corrections to SEC Sections” to amends various SEC paragraphs pursuant to SAB 114 related to computation of restricted net assets of subsidiaries, Presentation of Financial Statements, Notes to Financial Statements and other topics; SEC Release No. 33-9250, and ASU 2010-22, which amend or rescind portions of certain SAB Topics related to: Form of condensed financial statements, Debt Issue Costs in Conjunction with a Business Combination, Business Combinations Prior to an Initial Public Offering, Accounting for Divestiture of a Subsidiary and other topics. The amendments do not include an effective date, applications must be considered after publication. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank.

In July 2012, FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Section 350-30. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Management has concluded that the ASU 2012-02 has no impact on the Bank’s annual impairment test due to the fact that the Bank has not recognized Indefinite-lived intangible assets in prior business combinations.

In December 2011, FASB issued ASU 2011-11, “Disclosures about offsetting assets and liabilities (Topic 210)”, to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this Update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. Also, in January 2013, FASB issued ASU 2013-01, to clarify implementation issues about the scope of ASU 2011-11, specifically, amendments related to accounting for derivatives and hedging. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Management is currently evaluating the impact the amendments would have on the Bank’s financial statement and U.S. GAAP disclosures.

In December 2011, FASB issued ASU 2011-10, “Derecognition of in substance Real Estate (Topic 360)”, to resolve the diversity in practice about whether the guidance in sub- topic 360-20 applies to a parent that ceases to have a controlling interest in a subsidiary that is in substance real estate. The amendments are effective for fiscal years, and interim periods within those years beginning on or after December 15, 2013. Early adoption is permitted. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2012 and 2011.

In September 2011, FASB issued ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350)”, to simplify the way entities, both public and nonpublic, test goodwill for impairment.  The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2012 and 2011.

In May 2011, FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, as a result of the work developed by the FASB and the IASB to expand common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). The amendments in this update require additional disclosures including the following: (1) information about transfers between Level 1 and Level 2 of the fair value hierarchy, (2) information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs, and (3) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. As a result of the Bank’s adoption of ASU 2011-04 further information related to fair value measurements has been included on the Bank’s financial statement and U.S. GAAP disclosures as of December 31, 2012. See note 31 - t) “Estimated Fair Value”.

In April 2011, FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements”, to improve the accounting for repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The amendments in this update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in this update. The guidance in this update is effective for the first interim or annual period beginning on or after December 15, 2011. Management has not identified a significant impact on the Bank’s financial statements and U.S. GAAP disclosures.

In April 2011, FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”, to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance requires creditors to evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications and restructurings being considered troubled debt restructurings. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor’s guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. As a result of applying these amendments, management believes that new considerations applied in its U.S. GAAP disclosures and financial information have not impacted significantly the Bank’s disclosures.

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

As of March 31, 2013, the following persons acted as directors and senior management of the Bank:

Directors

David Emilio Bojanini García was born in 1956. He has been the Chief Executive Officer of Grupo de Inversiones Suramericana S.A. since September 2006 and was the CEO of Administradora de Fondos de Pensiones y Cesantías “Protección S.A.” from 1991 to September 2006. Before that time, he was Actuarial Manager in Suramericana de Seguros S.A. Currently he is a member of the board of directors of Bancolombia, Grupo Inversiones Nacional de Chocolates, Grupo Argos S.A. and Suramericana S.A. He is also part of the Board of Directors of Proantioquia and the Privy Council for Competitiveness. He is a member of the Consejo Empresarial de América Latina – CEAL (Business Council for Latin America) as well as a member of the board of directors the Empresarios por la Educación Foundation, El Cinco Foundation and Mi Sangre Foundation, among others.

José Alberto Vélez Cadavid was born in 1950. He has been the President of Grupo Argos S.A. since August 2003. He has held several management positions at Suramericana de Seguros S.A. since 1984, including Vice President of Marketing and Sales, Vice President of Investments, Vice President of Enterprise Development and President of Inversura S.A. and Suramericana de Seguros S.A. Currently Mr. Vélez Cadavid is also a member of the board of directors of Suramericana de Inversiones S.A., Grupo Nacional de Chocolates S.A. and Calcetines Crystal S.A.

Carlos Enrique Piedrahita Arocha was born in 1954. He has been President of Grupo Nutresa S.A. since 2000. He was President of Corfinsura from 1993 to 2000, Vice President of Finance of Compañía Suramericana de Seguros S.A. from 1989 to 1993, Vice President of Personal Banking of Banco Industrial Colombiano from 1986 to 1989, National Manager of Credit Cards of Banco Industrial Colombiano from 1984 to 1986 and General Manager of Suleasing S.A. from 1981 to 1984. Mr. Piedrahita Arocha is a member of the board of directors of Suramericana de Inversiones S.A., Consejo Empresario de America Latina - CEAL and Grupo Argos S.A. He is also a member of the board of directors of the following not-for-profit organizations: Hospital San Vicente de Paúl, Proantioquia and Consejo Privado de Competitividad.

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

Rafael Martinez Villegas was born in 1942. He holds a degree in Business Administration from EAFIT University in Medellin, and a Master’s degree in Science in Accounting from Texas Tech University. He had previously held positions as an auditor at the firm of Peat Marwick, Mitchell & Co., General Manager of Prebel, President of Inversiones Aliadas S.A. and Corporación Financiera Aliadas S.A. He also has been a member of the board of directors of Prebel S.A., Productos Familia S.A., Enka de Colombia S.A, Corporación Financiera Suramericana S.A. and Orquesta Filarmónica de Medellín, among others. He is now dedicated to his own business.

Hernando José Gómez Restrepo was born in 1957. He holds a degree in Economics, and is a Ph.D. candidate from Universidad de los Andes. He had previously held positions as director advisor of the Central Bank, president of the private counsil for competitiveness (Consejo Privado de la Competitividad), lead negotiator for the Colombian Government of the free trade agreement with the United States, and director of the National Planning Department (Departamento Nacional de Planeación), and has been a faculty member at Universidad de los Andes, and a visiting professor at Yale University.

For additional information regarding the Bank’s board of directors and its functions, see “Item 10. Additional Information – B. Memorandum and Articles of Association – Board of Directors.”

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

Sergio Restrepo Isaza was born in 1961. He has been the Vice President of Capital Markets of Bancolombia since December, 2011. Previously he was Vice President of Corporate Development since the Conavi/Corfinsura merger was completed on July 30, 2005. Mr. Restrepo was President (CEO) of Corfinsura since 2004 and held various managerial positions at Corfinsura such as Vice President of Investment Banking from 1996 to 2004, Vice President of Investment and International Affairs from 1993 to 1996, and prior to that, Assistant to the CEO, Regional Manager, International Sub-manager and Project Director. Mr. Restrepo Isaza holds a B.A. degree from Universidad EAFIT and a Master of Science in Management degree from Stanford University.

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

Jaime Alberto Velásquez Botero was born in 1960. He has been the Vice President of Strategy and Finance since April 2012. Previously, he held the position of Vice President of Finance of Bancolombia since 1997. From 1989 through 1997, he held several managerial positions in the Economic Department and Investor Relations Department of the Bank. Previously, he worked at C.I. Banacol from 1987 to 1989. Mr. Velásquez Botero holds an Economics Degree from Universidad de Antioquia.

Mauricio Rosillo Rojas was born in 1969. He has been the Legal Vice President of Bancolombia since December 2008. Mr. Rosillo Rojas holds a law degree from Pontificia Universidad Javeriana, obtained a post-graduate degree in financial law from Universidad de Los Andes, and a Master’s degree in commercial and economic law from the University of Georgia. Mr. Rosillo Rojas has held several positions in the public and private sectors, including secretary general of Fedeleasing, Interim Colombian Superintendent of Cooperatives (“Superintendente de Economia Solidaria (encargado)”), director of financial regulation of the Colombian Ministry of Finance, supervisor of the securities market of the Colombian Stock Exchange and president of Autoregulador del Mercado de Valores, a Colombian self-regulatory organization.

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

Augusto Restrepo Gómez was born in 1962. He was appointed as Vice President in charge of the acquisition and integration of HSBC Bank (Panama) on April 22, 2013. He was previously the Vice President of Human Resources since April 2011. Previously he held the position of Administrative Vice President of Bancolombia between August 2007 and 2011. Mr. Restrepo Gómez has worked in Bancolombia for 27 years holding several positions at different departments of Bancolombia such as analyst, sub-manager, chief of department and regional manager. Most recently he was the Administrative Vice President of Bancolombia. He is also a member of the board of directors of ACH Colombia S.A., Multienlace S.A., and Redeban Multicolor S.A. Mr. Restrepo Gómez holds a B.A. degree from the Universidad Cooperativa de Colombia, and obtained a post-graduate degree in Marketing from Universidad EAFIT. His post-graduate education also includes, among others, courses in Advanced Management from Universidad de los Andes and Universidad de la Sabana.

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

Luis Arturo Penagos Londoño was born in 1950. He was appointed as Vice President of Human Resources on April 22, 2013. He was previously the Vice President in charge of overseeing the implementation of the new organizational structure of the Bank since October 2011, Internal Auditor of Conavi since 1993 and the Compliance Officer since 1996. He was the CEO of El Mundo newspaper from 1990 to 1991 and the external auditor of Uniban S.A. from 1980 to 1983. He also worked as audit assistant to Coltejer S.A. from 1977 to 1990 and was the Dean of the B.A. Department of Universidad EAFIT from 1983 to 1993. Mr. Penagos Londoño is a CPA from Universidad de Antioquia. He holds an MBA degree, a specialization diploma in Systems Audit from Universidad EAFIT and a specialization diploma in Money Laundering prevention from Salamanca University.

Carmenza Henao Tisnes was born in 1960. She was appointed Vice President of Internal Audit in April 2011. Mrs. Henao has worked at Bancolombia for 28 years holding several positions at different departments of Bancolombia such as analyst and manager of audit technology. Most recently she was the Audit National Manager of Bancolombia Banches. She has also been a professor at universities including Universidad EAFIT, Universidad Pontificia Bolivariana, Universidad de Medellin and Universidad San Buenaventura. Mrs. Henao is a system engineer and has a post-graduate degree in Finance from Universidad EAFIT.

Rodrigo Prieto Uribe was born in 1973. He was appointed as Risk Management Vice President of Bancolombia in March 2011. Mr. Prieto has worked at Bancolombia for 12 years holding several positions at different departments of Bancolombia such as analyst, manager of risk administration, planning manager and manager of Capital allocation and risk quantification. Most recently he was the director of planning and projects. He has also been a professor at universities including Universidad EAFIT, Escuela de Ingenieria de Antioquia and Universidad de los Andes. Mr. Prieto Uribe is a civil engineer and has a Master’s degree in Economics from Universidad de los Andes and a Master’s degree in Finance from Instituto Tecnológico y de Estudios Superiores de Monterrey.

María Cristina Calderón Betancur was born in 1958. She was appointed as Vice President of Technology in October 2011. Mrs. Calderón holds a Systems Engineering degree and a post-graduate degree in Finance from EAFIT. She was Director of the Client Applications Development during the merger of BIC and Banco de Colombia. She directed the Portfolio Unit and was subsequently in charge of the Integration Project of Conavi, Corfinsura and Bancolombia and was Products Unit Director of Bancolombia until 2008. Mrs. Calderon has been leading the technological renovation program of Bancolombia since 2008.

Jose Humberto Acosta Martin was born in 1962. He was appointed as Vice President of Finance in December 2011. Mr. Acosta has been serving as Director of International Banking since 2005 and previously served as International Division Manager at Corfinsura, Methods and Organization Division Manager and General Manager of Mergers, among others. Mr. Acosta holds a degree in Business Administration from the Universidad Externado de Colombia and an MBA from the Universidad de la Sabana.

Hernan Alonso Alzate Arias was born in 1971. He was appointed as Vice President of Treasury in October 2011. He had previously held positions as Chief of Sales of Scotiabank Colombia S.A. from 2007 to 2008 and Director of Financial Resources of ISA from 1996 to 2007. Mr. Alzate Arias holds a degree in Business Administration from EAFIT University in Medellin, a MBM in Finance from State University of New York, and he is a specialist in Economy from Los Andes University in Bogota. He also studied at the London Financial Studies: “Advanced Interest Rate Derivatives and Advanced Option Trading & RM with Simple Exotics”.

Jorge Ivan Otalvaro Tobon was born in 1973. He was appointed as Administrative Vice President of Bancolombia in October 2011. Mr. Otalvaro Tobon worked in Bancolombia for 14 years holding several positions at different departments of Bancolombia such as Director of Strategy, Director of Solutions. Previously, he held some positions in Corfinsura before the merger such as Credit Analyst, Marketing Analyst, Project Chief and Technology Manager. Mr. Otalvaro holds a degree in Business Administration from EAFIT University in Medellin, an MBA from the IE in Madrid, Spain and a Master’s degree in Senior Management from Los Andes University.

María Cristina Arrastía Uribe was born in 1965. She has been the Vice President of Consumer and Household Credit since October 2011. Previously, she held several positions in Bancolombia since 1992 such as Deputy Manager in the Money Table of Bancolombia, Regional Manager of Personal and SME’s Banking, Regional Manager of Corporative Banking and President of SUFI. She also held the position of Credit Executive in Bancafe. Mrs Arrastía Uribe holds a degree in Business Administration from EAFIT University in Medellin.

Jaime Alberto Villegas Gutiérrez was born in 1965. He was appointed Vice President of Service Delivery and Customer Experience in July, 2012. Mr. Villegas holds a degree in Industrial Engineering and a post-graduate degree in Finance, both from Los Andes University in Colombia. Mr. Villegas started his financial career at Citibank and for the twelve years prior to his appointment he worked in finance, operations and technology for Standard Chartered Bank in Colombia, Peru, United Arab Emirates and Singapore.

There are no family relationships between the directors and senior management of Bancolombia listed above.

No arrangements or understandings have been made by major shareholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

During 2012 the Bank paid each director a fee of COP 3.2 million approximately per month for sitting on the Board, and another fee of COP 3.2 million approximately for attending each session of the committees. The members of the Board of Directors who belong to other advisory committees were paid additional monthly fees ranging from COP 3.2 million to COP 5.8 million.

The directors received no other compensation or benefits. There is no stock option plan for directors. Consistent with Colombian law, the Bank does not make public information regarding the compensation of the Bank’s individual officers. The Bank’s stockholders may request that information during the period preceding the annual general stockholders’ meeting. The aggregate amount of remuneration paid by the Bank and consolidated subsidiaries to all directors, alternate directors and senior management during the fiscal year ended December 31, 2012 was COP 40.63 billion. A total of COP 3.0 billion was paid by the Bank in 2012 to senior managers who retired from the company during the year.

The Board of Directors approves the salary increases for vice presidents and authorizes the CEO to readjust the salary of the remaining employees.

The Bank has established an incentive compensation plan that awards bonuses semi-annually to its management employees. In determining the amount of any bonuses, the Bank takes into consideration the overall return on equity of the Bank and its executives’ achievement of their individual goals. The Bank’s variable compensation has deferred elements and, depending on the amount awarded, the bonuses are payable in cash and as a combination of cash, a right to receive in three years an amount in cash determined with reference to the value of the Bank’s stocks and an entitlement to a share in a pool of unvested bonuses. The pool of unvested bonuses is an account of preliminary bonuses, payable once it is established that the results that are the basis of such bonuses have been sustained over time and were not the result of a particular, extraordinary transaction that does not reflect better performance, according to guidelines designed by the Bank. Such elements are solely paid when certain future profits are obtained. This incentive compensation plan is not in the form of stock options.

The Bank paid a total of COP 1,232 billion for salaries of personnel employed directly by the Bank and senior management of its affiliates. The sum of approximately COP 77.85 billion that was paid for the incentive compensation plan was included in the total amount.

As of December 31, 2012, the Bank had provisioned 100% of its actuarial obligation corresponding to retirement pension’s payable by the Bank, which amounted to COP 118.43 billion. Decree 4565 of 2010 established the year 2029 as the deadline for amortization.

C.	BOARD PRACTICES

Composition of the Board of Directors for the period April 2011-March 2013: Name	First Elected to the Board		Term Expires
David Bojanini García	2006		2013
José Alberto Vélez Cadavid	1996		2013
Carlos Enrique Piedrahita Arocha	1994	(1)	2013
Gonzalo Alberto Pérez Rojas	2004	(2)	2013
Ricardo Sierra Moreno	1996	(3)	2013
Alejandro Gaviria Uribe	2005	(4)	2013
Rafael Martinez Villegas	2010		2013

(1) Carlos Enrique Piedrahita Arocha had previously served as Bank’s Director during the period 1990-1993.

(2) Gonzalo Alberto Pérez Rojas had previously served as Bank’s Director during the period 1990-1994.

(3) Ricardo Sierra Moreno had previously served as Bank’s Director during the period 1982-1988.

(4) Alejandro Gaviria Uribe resigned as a member of the Board of Directors on August 2012, due to his appointment as Health Minister of Colombia.

At the annual shareholders’ meeting held on March 4, 2013, the shareholders appointed the following individuals to serve on the board of directors for the 2013 – 2015 period:

•	David Emilio Bojanini García
•	José Alberto Vélez Cadavid
•	Carlos Piedrahita Arocha
•	Gonzalo Alberto Pérez Rojas
•	Ricardo Sierra Moreno
•	Rafael Martínez Villegas
•	Hernando José Gómez Restrepo

Mr. Ricardo Sierra Moreno, Rafael Martínez Villegas and Hernando José Gómez Restrepo were appointed as independent directors.

The following are the current terms of office and the period during which the members of senior management have served Bancolombia. There are no defined expiration terms. The members of senior management can be removed by a decision of the board of directors.

Name	Period Served
President
Carlos Raúl Yepes Jimenez	Since 2011

Vice Presidents
Sergio Restrepo Isaza	Since 2005
Jaime Alberto Velásquez Botero	Since 1997
Juan Carlos Mora Uribe	Since 2005
Mauricio Rosillo Rojas	Since 2008
Santiago Pérez Moreno	Since 1989
Gonzalo Toro Bridge	Since 1998
Luis Fernando Muñoz Serna	Since 2005
Jose Humberto Acosta Mantín	Since 2011
Hernán Alonso Alzate Arias	Since 2011
Augusto Restrepo Gómez	Since 2007
Carlos Alberto Rodriguez López (1)	Since 2008
Rodrigo Prieto Uribe	Since 2011
María Cristina Calderon Betancur	Since 2011
Jorge Iván Otálvaro Tobón	Since 2011
Carmenza Henao Tisnes	Since 2011
María Cristina Arrastía Uribe	Since 2011
Jaime Alberto Villegas Gutiérrez	Since 2012
Luis Arturo Penagos Londoño	Since 2006

(1)	Resigned on March 04, 2013.

Neither the Bank nor its Subsidiaries have any service contracts with the Bank’s directors providing for benefits upon termination of employment.

For further information about the Bank’s corporate governance practices please see “Item 16. Reserved – 16.B. Corporate Governance and Code of Ethics”.

Audit Committee

In accordance with the Colombian regulation, the Bank has an audit committee whose main purpose is to support the Bank’s board of directors in supervising the effectiveness of the Bank’s internal controls. The committee consists of three independent directors, one of whom must be a financial expert, who are elected by the board of directors for a period of two years.

The audit committee is composed of Mr. Hernando José Gómez Restrepo, Mr. Rafael Martinez Villegas, and Mr. Ricardo Sierra Moreno. Mr. Alejandro Gaviria Uribe resigned as a member of the Board of Directors and the Audit Committee on August 2012, due to his appointment as Health Minister of Colombia. On March 4, 2013 the shareholders appointed Hernando José Gómez Restrepo as an independent member of the Board of Directors and he was authorized by the SFC to assume his duties as director and member of the Audit Committee on April 12, 2013.

Pursuant to applicable U.S. laws for foreign private issuers, Mr. Rafael Martinez Villegas serves as the interim financial expert of the Audit Committee.

As established by the SFC, the audit committee has a charter approved by the Bank’s board of directors which establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The Bank’s board of directors also establishes the remuneration of the members of the audit committee. The audit committee must meet at least quarterly and must present a report of its activities at the general stockholders’ meeting.

The Bank currently complies with the requirements of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, as applicable to foreign private issuers with respect to the composition and functions of its audit committee.

Designation, Compensation and Development Committee

This Committee is composed of two members of the Board of Directors elected by it. The Vice President of Human Relations of the Bank acts as Secretary of this Committee.

The Designation, Compensation and Development Committee determines the policies and provisions for the hiring, remuneration, compensation, and development of management and key personnel of the Bank. Likewise, it continuously surveys the goals of the different compensation programs with regard to the performance of the officers, and it assesses the efficacy of such programs.

The duties of the Designation, Compensation and Development Committee are: (i) defining the administration policies of human resources, establishing the selection, evaluation, compensation, and development processes for top management, determining their goals; (ii) determining the objective criteria under which the Bank hires its principal officers; (iii) proposing objective criteria under which the Bank hires senior management and designs succession plans; (iv) evaluating the performance of senior management; and (v) issuing recommendations for the board of directors of the Bank concerning appointments and compensation of the President and senior management.

The members of the Designation, Compensation and Development committee are Ricardo Sierra Moreno, Carlos Enrique Piedrahita Arocha, David Bojanini Garcia and Jose Alberto Velez Cadavid.

D.	EMPLOYEES

The following table sets forth the number of employees of the Bank for the last three fiscal years:

As of December 31	Total number of employees employed by Bancolombia and its consolidated Subsidiaries	Number of employees employed by Bancolombia and Bancolombia Miami Agency
2012	24,820	17,532
2011	23,765	16,982
2010	22,992	16,209

As of December 31, 2012, Bancolombia and its consolidated subsidiaries had 24,820 employees, of which 17,532 were employed directly by the Bank. Of the 17,532 employees directly contracted by the Bank, 11,969 are operations personnel and 5,563 are management employees. Of the 17,532 employees, approximately 24.84% are located in the Bogota Region, 12.77% in the South Region, 16.05% in the Antioquia Region, 24.14% in the Medellin headquarters, 12.27% in the Central Region, 9.93% in the Caribbean Region and 0.12% in the Miami Agency. During 2012, the Bank employed an average of 240 employees per month through temporary personnel service companies.

Of the employees directly employed by Bancolombia, approximately 15.64% are part of a labor union called Sintrabancol, 10.26% are members of an industry union called Uneb, 0.71% belong to an industry labor union called Sintraenfi and 0.02% belong to an industry labor union called Aceb. A collective bargaining agreement was reached with Uneb and Sintrabancol in October, 2011. The agreement has been in effect since November 1, 2011 and is set to expire on October 31, 2014. This agreement applies to approximately 11,951 employees regardless of whether they are members of a union. Sintranefi, which is composed of approximately 125 employees, did not take part in the collective bargaining agreement. The latter labor union has made a request for an arbitration court to settle this dispute, a request which is currently in process by the respective administrative authorities, and if it is successful it would cover only the members of the said union; nevertheless, the terms of the agreement reached with UNEB and Sintrabancol apply as well to the members of the Sintraenfi union.

With the execution of this agreement, the Bank, Uneb and Sintrabancol continue to work on the consolidation of long-term labor relationships based on mutual trust and respect.

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

The following directors and managers owned common shares in Bancolombia as of December 31, 2012: David Bojanini García, Rafael Martinez Villegas, Ricardo Sierra Moreno, Gonzalo Alberto Pérez Rojas, Sergio Restrepo Isaza, Carlos Alberto Rodríguez López, Gonzalo Toro Bridge, Luz María Velásquez Zapata, Mario Sebastián Alcalá Castro and José Manuel Pérez Montoya.

The following managers owned preferred shares in Bancolombia as of December 31, 2012: Sergio Restrepo Isaza, Gonzalo Toro Bridge, Luis Santiago Pérez Moreno, Luz María Velásquez Zapata, Mario Sebastián Alcalá Castro and José Manuel Pérez Montoya.

None of the directors and managers’ shareholdings, individually or in the aggregate, exceed 1% of Bancolombia’s outstanding common shares, preferred shares or a combination of both classes of shares.

As of December 31, 2012, there are no stock options to acquire any of Bancolombia’s outstanding common shares or preferred shares or share based payment to any employee.

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

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Bancolombia’s capital stock by each person known to Bancolombia to own beneficially more than 5% of each class of Bancolombia’s outstanding capital stock as of February 28, 2013. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

Name	Common Shares	Preferred Shares	% Ownership of Common Shares(1)	% Ownership of Preferred Shares(1)	% Ownership of Total Shares(1)
Grupo de Inversiones Suramericana S.A (2)	228,209,967	171,762	44.77%	0.05%	26.81%
Grupo Argos S.A.(3)	33,139,106	-	6.50%	0.00%	3.89%
ADR Program	-	171,239,196	0.00%	50.05%	20.10%
Fondo de Pensiones Obligatorias Protección S.A.	19,147,146	40,360,702	3.76%	11.80%	6.99%
Fondo de Pensiones Obligatorias Porvenir Moderado	38,497,961	17,250,304	7.55%	5.04%	6.54%

(1)	Common shares have one vote per share; preferred shares have limited voting rights under certain circumstances specified in the by-laws of Bancolombia filed as Exhibit 1 to this Annual Report.
(2)	Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Portafolio de Inversiones Suramericana S.A. (en liquidacion), Fideicomiso Cititrust - Suramericana II, Inversiones y Construcciones Estrategicas S.A., Cia. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.
(3)	Represents ownership of Grupo Argos S.A. directly and through subsidiary Cementos Argos S.A.

As of February 28, 2013, a total of 509,704,584 common shares and 342,122,416 preferred shares were registered in the Bank’s stockholder registry in the name of 15,115 stockholders. A total of 171,239,196 representing 50.05% of preferred shares were part of the ADR Program and were held by 38 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the preferred shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, the Bank’s ADR program changed its percentage ownership of the Bank, decreasing from 22.28% as of February 29, 2012 to 20.10% by the end of February 2013 as depositary receipts were created throughout the period, and in particular as a product of the preferred stock issuance that took place in February 2012. In addition, Fondo de Pensiones Obligatorias Protección, a Colombian private pension fund manager, increased its percentage ownership to 6.99% as of February 28, 2013 compared to 4.24% as of February 29, 2012; and Fondo de Pensiones Obligatorias Porvenir Moderado a Colombian private pension fund manager increased its percentage of ownership to 6.54% as of February 28, 2013 compared to 6.15%, as of February 29, 2012.

There are no arrangements known to the Bank which may at a subsequent date result in a change in control of the company.

To the extent known to the Bank, and in accordance with Colombian law, Bancolombia is not directly or indirectly owned or controlled by any other entity or person.

B.	RELATED PARTY TRANSACTIONS

Colombian law sets forth certain restrictions and limitations on transactions carried out with related parties, these being understood as principal shareholders, subsidiaries and management officials.

Limitations on related party transactions are set forth, mainly, in articles 119 and 122 of Decree 663 of 1993, in the Code of Commerce and, regarding credit and risk concentration limits (legal lending limits), in Decree 2.555 of 2010, all as amended.

The above-mentioned regulations set forth, among others, the following guidelines: (i) subsidiaries must carry out their activities independently and with administrative autonomy; (ii) transactions between the parent company and its subsidiaries must have economic substance and cannot differ considerably from standard market conditions, nor in detrimental to the Colombian Government, stockholders or third parties; and (iii) subsidiaries may not acquire any shares issued by their parent company.

According to the provisions of the Code of Commerce, neither the Bank’s directors nor its management may, directly or indirectly, purchase or sell shares issued by the Bank while they remain in their offices, except when said transactions are carried out for reasons other than purely speculative and upon prior authorization of (i) the board of directors, which shall be granted by the affirmative vote of two-thirds of its members, or (ii) at a shareholders meeting; in either case, excluding the vote of the person requesting such authorization, if applicable.

The Bank’s Corporate Governance Code provides that, in any event, any transaction regarding Bancolombia’s shares carried out by any officer, director or manager may not be executed for speculative purposes, which would be presumed if the following three conditions were met: (a) if suspiciously short lapses of time exist between the purchase and the sale of shares; (b) if situations arise proving to be exceptionally favorable for the Bank; and (c) if significant profits are obtained from this transaction.

Pursuant to Article 122 of Decree 663 of 1993, transactions entered into by credit institutions with (i) their shareholders holding 5% or more of the outstanding capital, (ii) their managers, or (iii) spouses and certain relatives of shareholders and managers, shall require the unanimous affirmative vote of the members of the board of directors attending the corresponding meeting. The Board of Directors may not authorize transactions subject to terms and conditions other than those usually agreed by the entity with non-related parties.

All transactions that the Bank enters into with its directors, officers and senior executives shall be subject to the limitations and conditions set forth by the applicable law governing the prevention, handling and resolution of conflicts of interest.

Over time, Bancolombia has granted loans and engaged in other transactions with related parties. Such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and required collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability, and do not present any additional unfavorable terms for the Company.

Bancolombia, on a non-consolidated basis, had a total amount of COP 1,315,245 million in loans outstanding to related parties as of February 28, 2013. The principal amounts outstanding as of February 28, 2013 included in this amount are:

Entity	Amount outstanding	Accrued Interest	Average Interest rate
Grupo Argos S.A.	429,522	3,936	5.52%
FCP Fondo Inmobiliario Colombia	304,519	604	6.28%
Cementos Argos S.A.	236,401	1,954	4.56%
Grupo Odinsa S.A.	190,143	125	8.46%

128

	2012
	Enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company and associates		Key management personnel
	(COP million)
Balance Sheet
Investment securities	COP	123,970	COP	-
Loans		1,158,246		74,010
Customers’ acceptances and derivatives		18,759		-
Accounts receivable		12,329		3,732
Other assets		245,946		-
Total	COP	1,559,250	COP	77,742

Deposits		3,997,513		7,088
Derivatives		5,984		-
Accounts payable		18		137
Bonds		729,400		-
Total	COP	4,732,915	COP	7,225

Transactions Income
Interest and fees		53,010		6,988
Total	COP	53,010	COP	6,988

Expenses
Interest		15,510		774
Fees		1		331
Total	COP	15,511	COP	1,105

For additional information regarding the Bank’s related party transactions, please see “Note 29 to the Consolidated Financial Statements”.

C.	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.	CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to pages F- 1 through F - 143.

A.2.	LEGAL PROCEEDINGS

           The Bank is involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers as well as other legal proceedings. For further information regarding legal proceedings, see “ITEM 8. FINANCIAL INFORMATION – A.1. CONSOLIDATED FINANCIAL STATEMENTS - “Note 26 –Contingencies”.

A.3.	DIVIDEND POLICY

The declaration, amount and payment of dividends are based on Bancolombia’s unconsolidated earnings. Dividends must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the board of directors. Under the Colombian Commerce Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Bancolombia must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Bancolombia, as may be determined by the stockholders, and within a year from the date of the ordinary annual stockholders’ meeting in which the dividend was declared. According to Colombia’s law, the minimum dividend per share may be waived by an affirmative vote of the holders of 78% of the shares present at the stockholders’ meeting.

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

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cash Dividends per share(1)(2)	Cash Dividends per share(1)(3)
	(COP)	(U.S. dollars)
2012	754	0.412
2011	708	0.395
2010	669	0.357
2009	637	0.331
2008	624	0.245

(1)	Includes common shares and preferred shares.
(2)	Cash dividends for 2011, 2010, 2009 and 2008 were paid in quarterly installments and cash dividends for 2012 will be paid in quarterly installments.
(3)	Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared (March).

B.	SIGNIFICANT CHANGES

There have not been any significant changes since the date of the annual consolidated financial statements included in this document.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

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

The table below sets forth, for the periods indicated, the reported high and low market prices and share trading volume for the preferred shares on the Colombian Stock Exchange. The table also sets forth the reported high and low market prices and the trading volume of the ADRs on the NYSE for the periods indicated:

	Colombian Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Year Ending
December 31, 2012	30,600	24,220	69.50	53.78	100,220,776
December 31, 2011	31,100	25,160	69.87	53.56	83,520,522
December 31, 2010	31,820	20,400	69.44	40.10	92,823,574
December 31, 2009	24,200	10,440	48.00	15.90	110,933,010
December 31, 2008	18,960	9,300	44.00	15.00	135,165,148

Source: NYSENet (Composite Index) and Colombian Stock Exchange.

	Colombian Stock Exchange			New York Stock Exchange
	COP Per Preferred Shares		Trading Volume	USD per ADS
	High	Low	(Number of Shares)	High	Low	Trading Volume (Number of ADSs)
	(in nominal pesos)
2013
First quarter	31,460	28,300	18,455,997	70.62	61.37	18,330,475

2012
First quarter	29,040	26,100	55,123,698	66.11	56.87	33,073,377
Second quarter	30,600	26,520	34,020,628	69.50	58.46	23,442,409
Third quarter	28,660	24,220	48,088,203	64.86	53.78	25,842,301
Fourth quarter	29,980	26,640	32,050,564	67.00	59.19	17,862,689

2011
First quarter	29,700	25,160	40,901,113	63.53	53.56	26,407,950
Second quarter	29,980	27,780	25,006,440	67.01	61.83	17,070,939
Third quarter	29,880	26,000	30,674,067	67.35	55.70	21,196,499
Fourth quarter	29,800	26,520	27,263,359	64.35	54.66	18,824,920

Source: NYSENet (Composite Index) and Colombian Stock Exchange.

	Colombian Stock Exchange		New York Stock Exchange
	COP Per Preferred Share		USD per ADS		Trading Volume
	High	Low	High	Low	(Number of ADSs)

Month
March 2013	29,560	28,300	65.57	61.37	5,598,000
February 2013	31,460	29,400	70.62	64.65	6,060,900
January 2013	31,200	29,580	70.59	66.54	6,671,575
December 2012	29,980	28,760	67.00	63.49	6,199,200
November 2012	29,300	27,620	64.38	61.42	5,418,001
October 2012	29,240	26,640	64.08	59.19	6,245,488

Source: NYSENet (Composite Index) and Colombian Stock Exchange.

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

On September 30, 1998, Bancolombia filed a registration statement on Form F-3 with the SEC to register ADSs evidenced by ADRs, each representing four preferred shares, issued in connection with the merger between BIC and Banco de Colombia for resale by the holders into the U.S. public market from time to time. On January 24, 2005, the Board determined to deregister the unsold ADSs registered under the registration statement on Form F-3. On March 14, 2005, Bancolombia filed an amendment to the registration statement deregistering the remaining unsold ADSs. On August 8, 2005, Bancolombia filed, through the Depositary, a registration statement on Form F-6 registering 50,000,000 ADSs evidenced by ADRs in connection with the Conavi/Corfinsura merger. On May 14, 2007, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt securities, preferred shares and rights to subscribe for preferred shares in connection with the subsequent offerings which took place in the second and third quarter of 2007. On January 14, 2008, by filing the Form F-6 with the SEC, Bancolombia increased the amount of its ADR program up to 400,000,000 American Depositary Shares, and registered some amendments to the Depositary Agreement of ADSs between Bancolombia and The Bank of New York Mellon. On July 13, 2010, Bancolombia filed an automatic shelf registration statement on Form F-3 with the SEC to register an indeterminate amount of debt securities, preferred shares, American Depositary Shares representing preferred shares and rights to subscribe for preferred shares in connection with the subsequent offering of subordinated debt securities which took place on July 19, 2010. On February 6, 2012, Bancolombia priced a public offer of 63,999,997 preferred shares without voting rights, which represented an aggregate amount of approximately COP 1,680 billion.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

The Colombian Stock Exchange is the principal non-U.S. trading market for the preferred shares and the sole market for the common shares. As of December 31, 2012, the market capitalization for Bancolombia’s preferred shares based on the closing price in the Colombian Stock Exchange was COP 10,202 billion (Bancolombia’s total market capitalization, which includes the common and preferred shares, was COP 25,493 billion or USD 14.42 billion as of the same date).

There are no official market makers or independent specialists on the Colombian Stock Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Stock Exchange, as of December 31, 2012, was COP 483,296 billion (USD 273.3 billion), with 114 companies listed as of that date.

D.	SELLING STOCKHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

For information regarding “Memorandum and Articles of Association” please see “Item 10. Additional Information – B. Memorandum and Articles of Association”of Form 20-F – 2010 filed with the SEC on April 28, 2011.

C.	MATERIAL CONTRACTS

Bancolombia has not entered into any contract, other than those entered in the ordinary course of business (including agreements relating to our pending acquisitions of Grupo Agromercantil Holding and HSBC Bank (Panama) S.A.) or that are not considered to be material, to which it or any of its subsidiaries is a party, for the two years immediately preceding publication of this Annual Report.

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

The Foreign Exchange Statute, Law 9 of 1991, sets forth the outline of the Colombian foreign exchange regime which relates to matters such as imports and exports of goods, foreign indebtedness, and guarantees in foreign currencies, amongst others. Additionally, Decree 2080 of 2000, as amended, sets forth an International Investments Regime which provides for rules applicable to foreign residents who invest in the Colombian securities markets and undertake other types of investments, prescribes registration with the Central Bank of certain foreign exchange transactions, and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered. Both, the Foreign Exchange Statute and the International Investments Regime are regulated by External Resolution No. 8 of 2000 and External Regulating Circular DCIN 83 of 2006, both as amended, of the board of directors of the Central Bank.

Under Colombian law and the Bank’s by-laws, foreign investors receive the same treatment as Colombian citizens with respect to ownership and the voting rights of ADSs and preferred shares. For a detailed discussion of ownership restrictions see “Item 4. Information on the Company – B. Business Overview – B.7. Supervision and Regulation – Ownership Restrictions”.

E.	TAXATION

Colombian Taxation

For purposes of Colombian taxation, an individual is a resident of Colombia if he or she has a consecutive or non-consecutive physical presence in Colombia for more than 183 days, during a 365 continuous days’ period, provided that, if the physical presence is exercised in two different fiscal years, the individual is deemed to be a resident on the second fiscal year. An individual is also considered as resident if he or she meets any of the following conditions:

•	The individual is exempt from income and occasional gains’ taxes in the country in which he or she resides, as a consequence of his or her service as a member of the foreign or diplomatic service of Colombia.

•	The individual is a Colombian citizen and during the applicable fiscal year:

(a)	his or her spouse or life partner, or underage children, are residents in Colombia;

(b)	50% or more of his or her gross income has a Colombian source;

(c)	50% or more of his or her assets are managed or held in Colombia;

(d)	The Colombian taxation authority has requested evidence of the non-resident status, and it is not provided by the individual; or

(e)	He or she has a fiscal residence in a tax haven jurisdiction, as determined by the Government of Colombia.

For purposes of Colombian taxation, a legal entity is a resident of Colombia if it has its headquarter office located in Colombia. For this purpose, the headquarter office shall mean the place where material commercial and management decisions are made.

Foreign companies, foreign investment funds, and individuals that are not Colombian residents are not required by law to file an income tax return in Colombia when their income has been previously subject to withholding tax, provided that such income results from payments of dividends, capital gains or labor related income.

Pursuant to the International Investment Regime (see “Item 10. Additional Information – D. Exchange Controls”), the preferred shares deposited under the Deposit Agreement constitute a Foreign Institutional Capital Investment Fund (the “Fund”)”. Under Article 18-1 of the Estatuto Tributario, Decree 624 of 1989, as amended (the “Fiscal Statute”), profits of the Fund, excluding dividends, are subject to withholding tax. The applicable taxation rate is 14%, provided that the Depositary is not located in a tax haven, in which case, the applicable taxation rate is 25%.

If the Depositary sells, or otherwise negotiates, the preemptive rights it would be entitled to in the event of a new issue of shares (see “Item 3. D. Risk Factors - Risks Relating to the Preferred Shares and the American Depositary Shares (“ADSs”)), the profits obtained from such disposal will be subject to withholding tax.

Dividends paid by the Bank are not subject to withholding tax, provided that they are previously taxed earnings of Bancolombia, pursuant to Article 49 of the Fiscal Statute. If the dividends are paid out of non-taxed earnings of the Bank, they will be subject to a withholdable tax at a rate of 25%.

Likewise, dividends paid to a holder of preferred shares (as distinguished from the ADSs representing such preferred shares) who is not a resident of Colombia, and who holds the preferred shares in his own name, rather than through another institutional or individual fund, in compliance with the International Investment Regime, will be subject to income tax if such dividends do not correspond to the Bank’s profits that have been previously taxed. For these purposes, the applicable rate is 25%.

Pursuant to article 36-1 of the Fiscal Statute, profits received by a Colombian or foreign investor derived from the disposal or negotiation of stock listed in the Colombian Stock Exchange, are not subject to withholding or any other tax in Colombia, provided that the transaction does not involve the disposal of 10% or more of the company’s outstanding shares by the same beneficial owner in one taxable year.

Other Tax Considerations

As of the date of this report, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States. Transfers of ADSs from non-residents or residents to non-residents of Colombia by gift or inheritance are not subject to Colombian income tax. Transfers of ADSs or preferred shares by gift or inheritance from residents to residents or from non-residents to residents will be subject to Colombian income tax at the income tax rate applicable for occasional gains obtained by residents of Colombia. Transfers of preferred shares by gift or inheritance from non-residents to non-residents or from residents to non-residents are also subject to income tax in Colombia at the applicable rate. There are no Colombian stamps, issue, registration, transfer or similar taxes or duties payable by holders of preferred shares or ADSs.

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

Taxation of Dividends and Distributions

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States. The Bank believes that its ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that the Bank’s ADSs will continue to be readily tradable on an established securities market.

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

Subject to certain limitations, the Colombian tax withheld and paid over to Colombia will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential rates. To the extent a refund of the tax withheld is available to you under Colombian law; the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. The rules governing foreign tax credits are complex, and U.S. holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between USD 125,000 and USD 250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of shares or ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares or ADSs.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of USD 50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons (including the shares and ADSs), (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the shares or ADSs.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

Bancolombia files reports and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any document that Bancolombia files at the SEC’s public reference room at 100 F Street NE, Washington, D.C. 20549. Some of the Bank’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The following section describes the market risks to which Bancolombia is exposed and the tools and methodology used to measure these risks as of December 31, 2012. Bancolombia faces market risk as a consequence of its lending, trading, funding and investment businesses. Market risk represents the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

Bancolombia’s risk management strategy, called the Integrated Risk Management Strategy, is based on principles set by international bodies and by Colombian regulations, and is guided by Bancolombia’s corporate strategy. The main objective of the Integrated Risk Management Strategy is to identify measure, coordinate, monitor, report and propose policies for market and liquidity risks of the Bank, which in turn serve to facilitate the efficient administration of Bancolombia’s assets and liabilities. Bancolombia’s board of directors and senior management have formalized the policies, procedures, strategies and rules of action for market risk administration in its “Market Risk Manual”. This manual defines the roles and responsibilities within each subdivision of the Bank and their interaction to ensure adequate market risk administration.

The Bank’s Market Risk Management Office is responsible for: (a) identifying, measuring, monitoring, analyzing and controlling the market risk inherent in the Bank’s businesses, (b) analyzing the Bank’s exposure under stress scenarios and confirming compliance with Bancolombia’s risk management policies, (c) designing the methodologies for valuation of the market value of certain securities and financial instruments, (d) reporting to senior management and the board of directors any violation of Bancolombia’s risk management policies, (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book (the “Treasury Book”), and (f) proposing policies to the board of directors and to senior management that ensure the maintenance of predetermined risk levels. The Bank has also implemented an approval process for new products across each of its subdivisions. This process is designed to ensure that every subdivision is prepared to incorporate the new product into their procedures, that every risk is considered before the product is incorporated and that approval is obtained from the board of directors before the new product can be sold.

The Bank’s assets include both trading and non-trading instruments. Trading instruments are recorded in the Treasury Book and include fixed income securities, foreign exchange (FX) and bond futures, over-the-counter plain vanilla and exotic derivatives. Trading in derivatives includes forward contracts in foreign currency operations, plain vanilla options and Asian options on USD/COP currency, foreign exchange swaps and interest rate swaps. Non-trading instruments are recorded in the Bank’s banking book (the “Banking Book”), which includes primarily loans, time deposits, checking accounts and savings accounts.

The Bank uses a value at risk (“VaR”) calculation to limit its exposure to the market risk of its Treasury Book. The board of directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk for Bancolombia. The Capital Market Risks Committee is responsible for establishing the maximum VaR by type of investment (e.g., fixed income in public debt) and by type of risk (e.g., currency risk). These limits are supervised on a daily basis by the Market Risk Management Office.

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

Trading Instruments Market Risk Measurement

The Bank currently measures the Treasury Book exposure to market risk (including over-the-counter derivatives positions) as well as the currency risk exposure of the Banking Book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXI of the Basic Accounting Circular”, issued by the SFC.

The VaR methodology established by “Chapter XXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee of 2005, which focuses on the Treasury Book and excludes investments classified as “held to maturity” which are not being given as collateral and any other investment that comprises the Banking Book, such as non-trading positions. In addition, the methodology aggregates all risks by the use of correlations, through a new allocation system based on defined zones and bands, affected by given sensitivity factors.

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

Interest Rate Risk: The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. Bancolombia calculates the interest rate risk for positions in local currency, foreign currency and UVR separately; in accordance with Chapter XXI of the Basic Accounting Circular issued by the SFC. The calculation of the interest rate risk begins by determining the net position in each instrument and estimating its sensitivity by multiplying its net present value (“NPV”) by its “modified duration” and by the interest rate’s estimated fluctuation (as defined by the SFC). The interest rate’s fluctuations are established by the SFC according to historical market performance, as shown in the following table:

Interest Risk – Sensitivity by Bands and Zones

	Modified Duration			Interest Rate Fluctuations (basis points)
Zone	Band	Low	High	Pesos	UVR	USD

	1	0	0.08	274	274	100
Zone 1	2	0.08	0.25	268	274	100
	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100

	Modified Duration			Interest Rate Fluctuations (basis points)
	5	1	1.9	222	250	90
Zone 2	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75
	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
Zone 3	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20	-	162	170	60

Once the sensitivity factor is calculated for each position, the modified duration is then used to classify each position within its corresponding band. A net sensitivity is then calculated for each band, by determining the difference between the sum of all long-positions and the sum of all short-positions. Then a net position is calculated for each zone (which consists of a series of bands) determined by the SFC. The final step is to make adjustments within each band, across bands and within each zone, which results in a final number that is the interest rate risk VaR by currency. Each adjustment is performed following the guidelines established by the SFC.

The Bank’s exposure to interest rate risk primarily arises from investments in Colombian Government’s treasury bonds (TES) and securities issued by the Colombian Government.

The interest rate risk VaR went from COP 255 billion on December 31, 2011 to COP 343 billion on December 31, 2012, due to an increase in Colombian Government´s securities. During the period from December 31, 2011 to December 31, 2012, the average interest rate risk VaR was COP 296 billion, the maximum value COP 497 billion, and the minimum value COP 146 billion.

Currency, Equity and Fund Risk: The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which the Bank maintains a position. As previously indicated, the methodology used in this Annual Report to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“Δp”). The Δp is determined by the SFC, as shown in the following table:

Sensitivity Factor for Currency Risks, Equity Risks and Fund Risks

USD	5.50%
Euro	6.00%
Other currencies	8.00%
Funds	14.70%
Stock Price	14.70%

The currency risk VaR increased from COP 13 billion as of December 31, 2011 to COP 17.3 billion as of December 31, 2012. This increase was due to the raise in the net long position in US Dollar exposed to currency risk in the Bank. Between December 31, 2011 and December 31, 2012, the average currency risk VaR was COP 19.8 billion, the maximum value COP 27.6 billion, and the minimum value COP 13.8 billion.

The equity risk VaR increased from COP 10.9 billion as of December 31, 2011 to COP 13 billion as of December 31, 2012. Between December 31, 2011 and December 31, 2012, the average equity VaR was COP 13 billion, the maximum value COP 16.1 billion, and the minimum value COP 10.9 billion.

The fund risk VaR which arises from investment in mutual funds increased from COP 42.5 billion as of December 31, 2011 to COP 45.2 billion as of December 31, 2012. Between December 31, 2011 and December 31, 2012, the average fund risk VaR was COP 44.2 billion, the maximum value COP 45.7 billion, and the minimum value COP 42.6 billion.

As mentioned above, the Bank uses the regulatory VaR model to measure its exposure to market risk,  in accordance with “Chapter XXI of the Basic Accounting Circular”, issued by the SFC. The interest rate’s fluctuations and the sensitivity factors for currency, equity and fund risk used in the model are established by the SFC according to historical market performance, and have not changed since March 2011.

Total Market Risk VaR

The total market risk VaR is calculated as the algebraic sum of the interest rate risk, the currency risk, the stock price risk and the fund risk.

The total market risk VaR had a 30% increase going from COP 321 billion in December 31, 2011 to COP 418 billion as of December 31, 2012, due to the rise in the currency risk VaR and interest rate risk VaR, mentioned above.

Assumptions VaR and Limitations of VaR Models: Although VaR models represent a recognized tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market conditions or trading patterns. Accordingly, VaR models should not be viewed as predictive of future results. The Bank may incur losses that could be materially in excess of the amounts indicated by the models on a particular trading day or over a period of time, and there have been instances when results have fallen outside the values generated by the Bank’s VaR models. A VaR model does not calculate the greatest possible loss. The results of these models and analysis thereof are subject to the reasonable judgment of the Bank’s risk management personnel.

The chart below provides information about Bancolombia’s consolidated VaR for trading instruments at the end of December 2012 and December 2011.

(COP million)	2012	2011

Interest Rate Risk VaR	343,026	255,342
Currency Risk VaR	17,319	13,035
Equity Risk VaR	13,021	10,939
Fund Risk VaR	45,249	42,579
Total VaR	418,615	321,895

Between December 31, 2011 and December 31, 2012, the average Total VaR was COP 369.9 billion, the maximum value COP 582 billion, and the minimum value COP 217 billion.

Non-Trading Instruments Market Risk Measurement

The Banking Book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income as a result of a change in market interest rates. Changes in interest rates affect Bancolombia’s earnings as a result of timing differences on the re-pricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest-earning assets and its interest-bearing liabilities. The foreign currency exchange rate exposures arising from the Banking Book are provided to the Treasury Division where these positions are aggregated and managed.

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

+ 100 bps: Net present value change with an increase of 100 bps.

Interest Rate Risk (COP million)

2012

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	3,865,571	(38,334)	(76,493)
Loans	69,414,492	(315,339)	(629,243)
Total interest rate sensitive assets	73,280,063	(353,673)	(705,736)

	FAIR VALUE	+50bps	+100bps

Liabilities
Demand deposits	39,828,522	(166,897)	(333,034)
Time Deposits	25,599,781	(84,946)	(169,506)
Interbank borrowings	4,935,049	(7,376)	(14,718)
Long-term debt	13,281,224	(261,635)	(522,080)
Convertible Bonds	361,276	(2,146)	(4,282)
Total interest rate sensitive liabilities	84,005,852	(523,000)	(1,043,620)
Total net change		169,328	337,884

Interest Rate Risk (COP million)

2011

	FAIR VALUE	+50bps	+100bps

Assets
Held To Maturity Securities	4,051,077	(51,892)	(103,548)
Loans	60,681,372	(277,786)	(554,308)
Total interest rate sensitive assets	64,732,449	(329,678)	(657,856)

	FAIR VALUE	+50bps	+100bps

Liabilities
Checking Accounts - Saving Deposits	34,502,625	(134,458)	(268,304)
Time Deposits	18,223,815	(49,095)	(97,966)
Interbank borrowings	7,380,261	(12,356)	(24,655)
Long-term debt	10,966,848	(188,019)	(375,182)
Convertible Bonds	395,837	(367)	(732)
Total interest rate sensitive liabilities	71,469,386	(384,295)	(766,839)
Total net change		54,617	109,253

A rise in interest rates decreases the fair value of the assets and liabilities of the Bank; therefore, it affects negatively the Bank’s market value on the active side and positively on the liabilities side.

Bancolombia’s largest assets are loans, which represent 94.7% of the total NPV of the total interest rate sensitive assets in the banking book. The market value’s change in assets with a 50 basis points parallel shift of the yield curve has increased from COP 330 billion in December 2011 to COP 354 billion in December 2012 due to an increase in Commercial and Mortgage Loans.

On the liabilities side, Bancolombia’s largest interest rate sensitive liabilities are demand deposits and time deposits which represent 47.4% and 30.4%, respectively, of the total NPV of the total interest rate sensitive liabilities in the banking book. The market value’s change in liabilities with a 50 basis points parallel shift of the yield curve increased from COP 384 billion in December 2011 to COP 523 billion in December 2012, reflecting the increase in demand and time deposits, and in the long-term debt during 2012.

As of December 2012, the net change in the NPV for the market risk sensitive instruments entered into for other than trading purposes with positive parallel shifts of 50 and 100 basis points, were COP 169 billion and COP 338 billion, respectively. The increase of the interest rate sensitivity for the balance sheet items comprising the Banking Book in December 2011 versus December 2012, is due to the increase of the long-term debt in 2012 and its longer duration.

Assumptions and Limitations of Sensitivity Analysis: Sensitivity analysis is based on the following assumptions, and should not be relied on as indicative of future results. When computing the NPV of the market risk sensitive instruments and its modified duration we have relied on two key assumptions: (a) a uniform change of interest rates of assets and liabilities and of rates for different maturities; and (b) the modified duration of variable rate assets and liabilities is taken to be the time remaining until the next interest reset date.

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

The following are the fees charged by the depositary:

Persons depositing or withdrawing shares must pay:	For:
USD 5.00 per 100 ADSs (or portion of 100 ADSs)

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other Governmental charges the depositary or the custodian has to pay on any ADSs or share underlying an ADSs, for example, stock transfer taxes, stamp duty or withholding taxes.	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities.	• As necessary

D.4.i.	FEES INCURRED IN PAST ANNUAL PERIOD

From January 1, 2012 to December 31, 2012, the depositary reimbursed Bancolombia USD 626,711 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Bancolombia directly associated with the Bank’s preferred share ADR program. In addition, Fiduciaria Bancolombia, a subsidiary of the Bank, received USD 210,238 from The Bank of New York Mellon during the same period in connection with its role as local custodian of the depositary bank.

D.4.ii.	Fees to be Paid in the Future

The Bank of New York Mellon, as depositary, has agreed to reimburse the Bank for expenses incurred that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

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

There has not been any default, arrearage or delinquency neither in the payment of principal, interest, a sinking or purchase fund installment, nor in any payment relating to indebtedness or dividends by the Bank or any of its subsidiaries.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There has not been any modification to the rights of security holders and use of proceeds.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2012 based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. On this assessment, management concluded that the Bank's internal control over financial reporting was effective as of December 31, 2012. In addition, there were no changes in the Bank’s internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonable likely to materially affect the bank´s internal control over financial reporting.

The effectiveness of the Bank's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Ltda, an independent registered public accounting firm, which report is included on page F-2 of this annual report.

ITEM 16.	RESERVED

A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Bancolombia appointed Mr. Rafael Martinez Villegas as the “audit committee financial expert” in accordance with SEC rules and regulations.

Our audit committee financial expert, along with the other members of our audit committee, is considered to be independent according to applicable NYSE criteria.

Mr. Martinez Villegas has served as the Bank’s audit committee financial expert since he was appointed in October 22, 2012; he does not own any shares of Bancolombia and there is no business relationship between him and the Bank, except for standard personal banking services. Further, there is no fee arrangement between Mr. Martinez Villegas and the Bank, except in connection with his capacity as a member of the Bank’s board of directors and now as a member of the audit committee. Mr. Martinez Villegas is considered an independent director under Colombian law and the Bank’s Corporate Governance Code, as well as under NYSE’s director independence standards. For more information regarding our audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

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

Under the NYSE’s Corporate Governance Standards, Bancolombia, as a listed foreign private issuer, must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. See “Item 16. Reserved – 16.G Corporate Governance”.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed under the caption audit fees for professional services rendered to Bancolombia for the audit of its financial statements and for services that are normally provided to Bancolombia, in connection with statutory or regulatory filings or engagements, totaled COP 9,079 million and COP 9,331 million, audited by PricewaterhouseCoopers for the years 2012 and 2011, respectively.

Audit-Related Fees

In 2012 and 2011, Bancolombia paid no audit-related fees.

Tax Fees

Bancolombia and its subsidiaries paid COP 12 million tax fees for professional services related to transfer pricing advice provided by PricewaterhouseCoopers for the year 2012. During this year, Bancolombia paid no other fees to PricewaterhouseCoopers.

For the year 2011, Bancolombia paid no tax fees or other fees to PricewaterhouseCoopers.

Pre-Approval Policies and Procedures

The Bank’s audit committee charter includes the following pre-approval policies and procedures, which are included in the audit committee’s charters:

In those events in which additional services are required to be provided by the external auditors, such services must be previously approved by the audit committee. Whenever this approval is not obtained at a meeting held by the audit committee, the approval will be obtained through the Legal Vice Presidency, who will be responsible for soliciting the consent from each of the audit committee members. The approval will be obtained with the favorable vote of the majority of its members.

Every request of approval of additional services must be adequately sustained, including complete and effective information regarding the characteristics of the service that will be provided by the external auditors. In all cases, the budget of the external auditors must be approved by the General Stockholders Meeting.

During 2012, there were no services approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no exceptions from the listing standards for audit committees.

E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have not been any purchases by Bancolombia or any affiliated purchaser (as defined in 17CFR240.10b-18(a) (3)) of shares or any other units of any class of equity securities issued by Bancolombia.

Colombian law prohibits the repurchase of shares issued by entities supervised by the SFC. Therefore, neither Bancolombia nor any of its Subsidiaries that are under supervision of such Superintendency may repurchase securities issued by them.

F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

G.	CORPORATE GOVERNANCE

Bancolombia, as a listed company that qualifies as a foreign private issuer under the NYSE listing standards in accordance with the NYSE corporate governance rules, is permitted to follow home-country practice in some circumstances in lieu of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. The Bank follows corporate governance practices applicable to Colombian companies and those described in the Bank’s Corporate Governance Code, which in turn follows Colombian corporate governance rules. An English translation of the Corporate Governance Code is available at Bancolombia’s website at www.grupobancolombia.com.co. The Spanish prevails for all legal purposes.

In Colombia, a series of laws and regulations set forth corporate governance requirements. External Circular 056 of 2007, issued by the SFC, contains the corporate governance standards to be followed by companies issuing securities that may be purchased by Colombian pension funds, and determines that entities under supervision of the SFC, when making investment decisions, must take into account the recommendations established by the “Country Code” and the corporate governance standards followed by the entities who are beneficiaries of the investment. Additionally, External Circular 055 of 2007 establishes that entities under the supervision of the SFC must adopt mechanisms for the periodic disclosure of their corporate governance standards.

Additionally, Law 964 of 2005 established mandatory corporate governance requirements for all issuers whose securities are publicly traded in the Colombian market, and Decree 2555 of 2010 regulates the information disclosure requirements for the Colombian securities market SIMEV (Sistema Integral de Información del Mercado de Valores). Bancolombia’s corporate governance standards comply with these legal requirements and follow regional recommendations, including the Organization for Economic Cooperation and Development’s (OECD) White Paper on Corporate Governance for Latin America and the Andean Development Corporation’s (CAF) Corporate Governance Code.

The following is a summary of the significant differences between the corporate governance practices followed by Bancolombia and those applicable to domestic issuers under the NYSE listing standards:

•	Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Regarding Colombian legislation, Law 964 of 2005 requires that at least 25% of the members of the Bank’s board of directors are independent directors, and Decree 3923 of 2006 regulates their election. To be considered independent, the board members must not be (i) employees or directors of the Bank; (ii) shareholders of the Bank that directly or indirectly address or control the majority of the voting rights or that may determine the majority composition of the management boards; (iii) shareholders or employees of entities that render certain services to the Bank in cases in which the service provider receives 20% or more of its income from the Bank; (iv) employees or directors of a non-profit organization that receives donations from the Bank in certain amounts; (v) directors of other entities in whose board of directors one of the legal representatives of the Bank participates; and (vi) any other person that receives from the Bank any kind of economic consideration (except for the considerations received by the board members, the auditing committee or any other committee of the board of directors). Additionally, Colombian law requires that all directors exercise independent judgment under all circumstances. Bancolombia’s Corporate Governance Code includes a provision stating that directors shall exercise independent judgment and requires that Bancolombia’s management recommend to its shareholders lists of director nominees of which at least 25% are independent directors. For the independence test applicable to directors of Bancolombia, see “Item 10. Additional Information. – B. Memorandum and Articles of Association – Board of Directors”.

•	Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors; however, it is customary for Colombian companies to maintain separation between the directors and management. Bancolombia’s board of directors does not include any management members; however, the CEO attends the monthly meetings of the Bank’s board of directors (but is not allowed to vote) and committees may have officers or employees as permanent members to guarantee an adequate flow of information between employees, management and directors. In accordance with Law 964 of 2005 and the Bank’s by-laws, no executive officer can be elected as chairman of the Bank’s board of directors.

•	Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules enacted by the NYSE and, in the case of the audit committee, the NYSE and the SEC. The Bank’s board of directors has a “Board Issues Committee”, a “Designation, Compensation and Development Committee”, a “Corporate Governance Committee”, and an “Audit Committee”, each of which is composed of both directors and officers, except the audit committee, which is composed of three independent directors but no officers. For a description of Designation, Compensation and Development Committee and Audit Committee, see “Item 6. Directors, Senior Management and Employees – C. Board Practices”.

•	Stockholders’ Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, all dividends must be approved by Bancolombia’s stockholders.

H.	MINE SAFETY DISCLOSURES

Not applicable

PART III

FINANCIAL STATEMENTS

ITEM 17.        FINANCIAL STATEMENTS

Not applicable.

ITEM 18.        FINANCIAL STATEMENTS

Reference is made to pages F - 1 through F – 143.

ITEM 19.        EXHIBITS

The following exhibits are filed as part of this Annual Report.

1.1	English translation of corporate by-laws (estatutos sociales) of the registrant, as amended on March 7, 2011(1).
2.1	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended on January 14, 2008(2).
2.2

Instruments defining the rights of the holders of long-term debt issued by Bancolombia S.A. and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

7.1	Selected Ratios’ Calculation.
8.1	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2013.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2013.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2013.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2013.
15.1	Consent of Pricewaterhouse Coopers Ltda.

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

BANCOLOMBIA S.A.

        /s/ JAIME ALBERTO VELASQUEZ BOTERO

Name: Jaime Alberto Velasquez Botero.

Title: Vice President, Strategy and Finance.

Date: April 30, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-2

Consolidated Balance Sheets
As of December 31, 2012 and 2011	F-4

Consolidated Statements of Operations
As of December 31, 2012, 2011 and 2010	F-6

Consolidated Statements of Stockholders’ Equity
As of December 31, 2012, 2011 and 2010	F-8

Consolidated Statements of Cash Flows
As of December 31, 2012, 2011 and 2010	F-9

Notes to Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of Bancolombia S. A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Bancolombia S. A. and its subsidiaries (the "Bank") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, 2011 and 2010 in conformity with accounting principles generally accepted in Colombia and the special regulations of the Colombian Superintendency of Finance, collectively “Colombian GAAP” . Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management's Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Bank’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Colombia. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Colombian GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

PricewaterhouseCoopers Ltda., Edificio Foruum, Calle 7 Sur No. 42-70, Torre 2, Piso 11, Medellín, Colombia, Tel: (57-4) 325 4320, Fax: (57-4) 325 4322, wwww.pwc.com/co

Report of Independent Registered Public Accounting Firm

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

PricewaterhouseCoopers Ltda.

Medellin, Colombia

April 30, 2013

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2012 and 2011

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	Notes	2012(1) (Unaudited)		2012		2011
		U.S. Dollar
Assets

Cash and cash equivalents:
Cash and due from banks	4	USD	4,040,207	COP	7,144,015	COP	6,818,307
Funds sold and securities purchased under agreements to resell			579,722		1,025,082		910,690
Total cash and cash equivalents			4,619,929		8,169,097		7,728,997

Investment securities:	5
Debt securities:			6,465,343		11,432,214		9,201,210
Trading			3,671,927		6,492,812		3,706,039
Available for sale			823,446		1,456,042		1,759,483
Held to maturity			1,969,970		3,483,360		3,735,688
Equity securities:			642,595		1,136,256		838,973
Trading			184,982		327,091		305,764
Available for sale			457,613		809,165		533,209
Allowance for impairment			(8,007)		(14,159)		(81,992)
Total investment securities			7,099,931		12,554,311		9,958,191

Loans and financial leases:	6
Commercial loans			24,015,914		42,465,660		38,212,997
Consumer loans			7,114,833		12,580,661		10,846,046
Small business loans			189,224		334,591		316,906
Mortgage loans			3,369,372		5,957,824		4,840,668
Financial leases			4,891,865		8,649,943		7,171,811
			39,581,208		69,988,679		61,388,428
Allowance for loan and financial lease losses	7		(1,837,792)		(3,249,639)		(2,812,582)
Total loans and financial leases, net			37,743,416		66,739,040		58,575,846

Accrued interest receivable on loans and financial leases:
Accrued interest receivable on loans and financial leases			326,918		578,067		482,833
Allowance for accrued interest losses	7		(30,554)		(54,026)		(43,644)
Total interest accrued,net			296,364		524,041		439,189

Customers’ acceptances and derivatives	8		442,824		783,014		741,296
Accounts receivable, net	9		703,112		1,243,263		1,016,985
Premises and equipment, net	10		758,780		1,341,698		1,622,311
Premises and equipment under operating leases, net	11		1,239,617		2,191,928		1,380,057
Foreclosed assets, net	15		47,968		84,818		53,194
Prepaid expenses and deferred charges, net	12		437,121		772,930		785,456
Goodwill	14		323,133		571,373		679,861
Other assets	13		1,181,377		2,088,947		1,697,648
Reappraisal of assets	16		481,793		851,920		783,989
Total assets		USD	55,375,365	COP	97,916,380	COP	85,463,020

Memorandum accounts	25	USD	268,982,082	COP	475,622,182	COP	454,772,061

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2012 and 2011

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	Notes	2012(1) (Unaudited)		2012		2011
		U.S. Dollar
Liabilities and Stockholders’ Equity
Deposits
Non- interest bearing :
Checking accounts		USD	4,988,298	COP	8,820,458	COP	7,909,743
Other			553,331		978,416		904,430
Interest bearing:
Checking accounts			1,401,652		2,478,443		2,384,151
Time deposits			14,006,939		24,767,489		17,973,117
Savings deposits			15,333,930		27,113,914		23,263,051
Total deposits			36,284,150		64,158,720		52,434,492

Funds purchased and securities sold under agreements to repurchase			25,412		44,935		1,954,552
Bank acceptances outstanding and derivatives	8		353,818		625,632		513,975
Interbank borrowings	17		1,020,040		1,803,665		4,130,915
Borrowings from development and other domestic banks	18		1,961,195		3,467,843		3,328,011
Accounts payable			1,307,082		2,311,221		2,173,253
Accrued interest payable			296,146		523,655		397,412
Other liabilities	19		502,305		888,190		874,330
Long-term debt	20		6,819,938		12,059,219		10,308,983
Accrued expenses	21		195,083		344,951		280,282
Minority interest			46,031		81,394		73,455
Total liabilities			48,811,200		86,309,425		76,469,660

Stockholders’ equity	22,24
Subscribed and paid in capital:			278,631		492,684		460,684
Non-voting preference shares			103,732		183,422		151,422
Common shares			174,899		309,262		309,262
Retained earnings:
Appropriated	23		4,917,425		8,695,139		6,221,793
Unappropriated			962,570		1,702,046		1,663,894
Reappraisal of assets	16		391,824		692,835		637,040
Gross unrealized gain or (loss) on available for sale investments			13,715		24,251		9,949
Total stockholders’ equity(2)			6,564,165		11,606,955		8,993,360

Total liabilities and stockholders’ equity		USD	55,375,365	COP	97,916,380	COP	85,463,020

Memorandum accounts against	25	USD	268,982,082	COP	475,622,182	COP	454,772,061

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2 (c).
(2)	A summary of significant adjustments to stockholders’ equity that would be required if U.S. GAAP had been applied is disclosed in Note 31.

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2012, 2011 and 2010

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2012 (1) (Unaudited)		2012		2011		2010
		U.S. Dollar

Interest income:
Loans		USD	3,420,316	COP	6,047,906	COP	4,660,580	COP	3,892,114
Investment securities			429,533		759,513		625,559		454,368
Funds sold and securities purchased under agreements to resell			13,674		24,178		18,820		41,998
Financial leases			469,558		830,286		640,635		572,160
Total interest income			4,333,081		7,661,883		5,945,594		4,960,640

Interest expense:
Checking accounts			14,099		24,931		39,926		38,858
Time deposits			631,951		1,117,435		690,457		693,746
Saving deposits			372,890		659,355		479,442		321,662
Total interest expense on deposits			1,018,940		1,801,721		1,209,825		1,054,266

Interbank borrowings			28,395		50,209		45,840		19,537
Borrowings from development and other domestic banks			124,472		220,096		159,909		139,032
Funds purchased and securities sold under agreements to repurchase			55,208		97,620		85,260		40,451
Long-term debt			410,136		725,214		541,172		318,295
Total interest expense			1,637,151		2,894,860		2,042,006		1,571,581

Net interest income			2,695,930		4,767,023		3,903,588		3,389,059

Provisions for loans and finance leases, accrued interest losses and other receivables, net			(701,458)		(1,240,339)		(840,558)		(788,794)
Recovery of charged-off loans and finance leases			94,908		167,819		244,141		276,209
Provision for foreclosed assets and other assets			(67,277)		(118,961)		(123,994)		(67,187)
Recovery of provisions for foreclosed assets and other assets			45,587		80,608		121,706		32,057
Total net provisions			(628,240)		(1,110,873)		(598,705)		(547,715)
Net interest income after provisions for loans and accrued interest losses			2,067,690		3,656,150		3,304,883		2,841,344

Fees and other service income:
Commissions from banking services			254,182		449,452		383,984		307,890
Electronic services and ATM fees			41,786		73,887		67,267		57,019
Branch network services			71,459		126,356		125,835		118,647
Collections and payments fees			145,062		256,503		224,878		226,537
Credit card merchant fees			5,477		9,684		16,725		18,355
Credit and debit card fees			370,370		654,900		617,526		564,457
Checking fees			41,078		72,636		74,514		69,425
Trust activities			117,961		208,583		188,340		165,075
Pension plan management(2)			-		-		-		90,131
Brokerage fees			35,986		63,631		65,943		36,779
Check remittances			12,510		22,120		19,626		17,693
International wire transfers			40,680		71,932		71,293		58,559
Total fees and other service income			1,136,551		2,009,684		1,855,931		1,730,567

Fees and other service expenses			(114,603)		(202,644)		(187,347)		(149,653)
Total fees and income from services, net			1,021,948		1,807,040		1,668,584		1,580,914

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2012, 2011 and 2010

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except per share data)

	Note	2012 (1) (Unaudited)		2012		2011		2010
		U.S. Dollar
Other operating income:
Foreign exchange gain (loss), net			58,789		103,953		111,774		62,110
Gains on forward contracts in foreign currency			33,311		58,902		11,034		39,536
Gains on sales of investments in equity securities			46,480		82,187		121,166		45,716
Gains on sales of mortgage loans			24,401		43,146		48,714		85,862
Dividend income			26,925		47,610		27,700		34,699
Income from non-financial subsidiaries			83,306		147,304		100,647		87,625
Insurance income(2)			-		-		45,690		2,808
Communication, postage, rent and others			197,935		349,995		224,512		176,700
Total other operating income			471,147		833,097		691,237		535,056
Total operating income			3,560,785		6,296,287		5,664,704		4,957,314

Operating expenses:
Salaries and employee benefits			788,374		1,394,027		1,275,351		1,139,947
Bonus plan payments			115,483		204,201		137,160		126,839
Indemnities benefits			22,312		39,452		29,347		27,551
Administrative and other expenses	27		1,153,822		2,040,223		1,780,459		1,455,025
Insurance on deposits, net			59,763		105,675		90,769		84,399
Donation expenses			7,642		13,512		19,020		13,008
Depreciation			180,747		319,602		223,003		195,744
Goodwill amortization	14		25,838		45,690		51,239		55,966
Total operating expenses			2,353,981		4,162,382		3,606,348		3,098,479
Net operating income			1,206,804		2,133,905		2,058,356		1,858,835

Non-operating income:
Other income			84,125		148,751		200,098		267,472
Minority interest			(3,237)		(5,723)		(11,351)		(13,217)
Other expense			(60,972)		(107,813)		(112,692)		(168,179)
Total non-operating income, net	28		19,916		35,215		76,055		86,076

Income before income taxes			1,226,720		2,169,120		2,134,411		1,944,911
Income tax expense	21		(264,150)		(467,074)		(470,517)		(508,417)
Net income		USD	962,570	COP	1,702,046	COP	1,663,894	COP	1,436,494

Earnings per share		USD	1.14	COP	2,013	COP	2,112	COP	1,823

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2(c).
(2)	Aseguradora Suiza Salvadoreña and AFP Crecer were sold in 2012 and 2011, respectively. See Note 1.

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2012, 2011, and 2010

(Stated in millions of Colombian pesos and thousands of U.S. Dollars, except share data)

	Non Voting Preferred Shares			Voting Common Shares			Retained Earnings				Surplus				Total
	Number	Par Value		Number	Par Value		Appro- priated		Unappro- priated		Reappraisal of assets		Gross unrealized gain or( loss) on available for sale investments		Stockholders’ equity

Balance at December 31, 2009	278,122,419	COP	151,422	509,704,584	COP	309,262	COP	4,697,355	COP	1,256,850	COP	582,377	COP	35,563	COP	7,032,829
Net income	-		-	-		-		-		1,436,494		-		-		1,436,494
Transfer to appropriated retained earnings	-		-	-		-		1,256,850		(1,256,850)		-		-		-
Reappraisal of assets and valuation of investments	-		-	-		-		-		-		39,850		(5,801)		34,049
Dividends declared	-		-	-		-		(501,688)		-		-		-		(501,688)
Cumulative translation adjustments	-		-	-		-		(54,544)		-		-		-		(54,544)
Balance at December 31, 2010	278,122,419		151,422	509,704,584		309,262		5,397,973		1,436,494		622,227		29,762		7,947,140
Net Income	-		-	-		-		-		1,663,894		-		-		1,663,894
Transfer to appropriated retained earnings	-		-	-		-		1,436,494		(1,436,494)		-		-		-
Reappraisal of assets and valuation of investment	-		-	-		-		-		-		14,813		(19,813)		(5,000)
Dividends declared	-		-	-		-		(526,773)		-		-		-		(526,773)
Equity tax	-		-	-		-		(105,324)		-		-		-		(105,324)
Cumulative translation adjustments	-		-	-		-		19,423		-		-		-		19,423
Balance at December 31, 2011	278,122,419		151,422	509,704,584		309,262		6,221,793		1,663,894		637,040		9,949		8,993,360
Net Income	-		-	-		-		-		1,702,046		-		-		1,702,046
Transfer to appropriated retained earnings	-		-	-		-		1,663,894		(1,663,894)				-		-
Issuance of preferred shares (1)	63,999,997		32,000	-		-		1,619,917		-		-		-		1,651,917
Reappraisal of assets and valuation of investments	-		-	-		-		-		-		55,795		14,302		70,097
Dividends Declared	-		-	-		-		(603,094)		-		-		-		(603,094)
Equity Tax	-		-	-		-		(99,051)		-		-		-		(99,051)
Cumulative translation adjustments	-		-	-		-		(108,320)		-		-		-		(108,320)
Balance at December 31, 2012	342,122,416	COP	183,422	509,704,584	COP	309,262	COP	8,695,139	COP	1,702,046	COP	692,835	COP	24,251	COP	11,606,955
Balance at December 31, 2012(2) (Unaudited)		USD	103,732		USD	174,899	USD	4,917,425	USD	962,570	USD	391,824	USD	13,715	USD	6,564,165

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 22.
(2)	See note 2(c).

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	2012 (1)
	(Unaudited)		2012		2011		2010
Cash flows from operating activities:
Net income	USD	962,570	COP	1,702,046	COP	1,663,894	COP	1,436,494
Minority interest		3,237		5,723		11,351		13,217
Adjustments to reconcile net income to net cash used in operating activities:
Provisions for loan, accrued interest and accounts receivable losses		700,045		1,237,841		839,554		792,708
Provisions for foreclosed assets and other assets		61,763		109,212		107,468		44,428
Depreciation and amortization		305,776		540,682		394,689		343,095
Recovery of provisions for foreclosed assets and other assets		(44,174)		(78,110)		(120,702)		(41,823)
Gains on sales of mortgage loans and other assets		(10,241)		(18,108)		(9,387)		(118,309)
Valuation gains on investment securities		(475,489)		(840,774)		(697,194)		(531,531)
Valuation gains on derivative contracts		(30,753)		(54,379)		(65,227)		(10,759)
Foreclosed assets donation		3,750		6,630		6,271		6,676
Increase in loans and financial leases		(6,175,004)		(10,918,827)		(12,926,408)		(7,843,304)
Decrease (Increase) in customers’ acceptances and derivatives		119,078		210,558		(18,830)		48,948
Increase in accounts receivable		(275,897)		(487,850)		(361,071)		(3,435)
(Increase) Decrease in other assets		(7,397)		(13,079)		94,385		(219,973)
Increase in deposits and other liabilities		7,179,643		12,695,260		8,789,020		2,021,535
Increase in accounts payable		221,741		392,089		230,690		(83,457)
Equity tax paid(2)		(56,049)		(99,107)		(105,324)		(1,898)
Increase in estimated liabilities and allowances		40,319		71,293		10,753		52,837
Change in trading investment securities		(1,322,412)		(2,338,328)		(1,244,998)		1,080,569
Net losses on sales of foreclosed assets		48,537		85,825		86,807		123,370
Increase in assets to place in lease contracts		(227,426)		(402,141)		(624,835)		(175,879)
Net cash provided by (used in) operating activities		1,021,617		1,806,456		(3,939,094)		(3,066,491)
Cash flows from investing activities:
Purchases of available for sale debt securities		(814,319)		(1,439,904)		(852,635)		(2,225,803)
Proceeds from sales of available for sale debt securities		999,998		1,768,227		1,450,358		2,198,192
Purchases of held to maturity debt securities		(771,363)		(1,363,948)		(1,299,624)		(1,528,232)
Proceeds from maturities of debt securities		962,408		1,701,759		1,503,790		1,093,250
Purchases of available for sale equity securities		(205,081)		(362,631)		(268,247)		(41,608)
Proceeds from sales of equity securities		6,960		12,306		844		58,467
Proceeds from sales of Aseguradora Suiza Salvadoreña subsidiary		76,793		135,788		-		-
Proceeds from sales of AFP Crecer S.A. subsidiary		-		-		173,336		-
Purchases of premises and equipment		(640,435)		(1,132,436)		(1,274,035)		(1,047,237)
Proceeds from sales of premises and equipment		102,355		180,988		176,340		500,919
Software purchases under INNOVA project		(53,420)		(94,459)		(129,699)		(101,216)
Net cash (used in) provided by investing activities		(336,104)		(594,310)		(519,572)		(1,093,268)
Cash flows from financing activities:
(Decrease) Increase in overnight funds		(1,079,704)		(1,909,165)		(47,902)		624,316
(Decrease) Increase in interbank borrowings		(1,050,452)		(1,857,441)		2,131,319		1,271,526
Placement of long-term debt		1,622,788		2,869,462		5,087,562		2,369,179
Payment of long-term debt		(381,232)		(674,106)		(745,688)		(715,465)
Issuance of preferred shares		934,221		1,651,917		-		-
Dividends paid		(329,946)		(583,421)		(526,773)		(501,688)
Net cash (used in) provided by financing activities		(284,325)		(502,754)		5,898,518		3,047,868

Increase (Decrease) in cash and cash equivalents		401,188		709,392		1,439,852		(1,111,891)
Effects of exchange rate changes on cash and cash equivalents		(152,295)		(269,292)		134,111		(105,434)

Cash and cash equivalents at beginning of year		4,371,036		7,728,997		6,155,034		7,372,359
Cash and cash equivalents at end of year	USD	4,619,929	COP	8,169,097	COP	7,728,997	COP	6,155,034
Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest		1,565,757		2,768,618		1,941,177		1,686,798
Income taxes		121,605		215,025		352,065		318,279
Supplemental schedule of noncash financing activities:
Exchange offering of subordinated notes (3):
Aggregate principal amount tendered and accepted		(200,488)		(360,736)		-		-
Aggregate principal amount issued		227,458		409,263		-		-

The accompanying notes, numbered 1 to 31, form an integral part of these Consolidated Financial Statements.

(1)	See note 2(c ) and 2 (d)
(2)	See note 2(n)
(3)	See note 20

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

The most recent amendments to the Bank’s by-laws are as follows: (i) by means of Public Deed No. 633 drawn up on April 3, 1998 before the Notary Public No. 14 of the Circuit of Medellin, BIC took over Banco de Colombia S.A. which was dissolved without being liquidated, and changed its corporate name to Bancolombia S.A.; (ii) by means of Public Deed No. 3974 drawn up on July 30, 2005 before the Notary Public No. 29 of the Circuit of Medellín the merger between Bancolombia, Conavi and Corfinsura (spin-off) was duly made official. By virtue of this merger, Bancolombia took over the total amount of assets, rights and obligations of Conavi and Corfinsura, which were dissolved but not liquidated; (iii) by means of Public Deed No. 1614 drawn up on March 15, 2007 before the Notary Public No. 29 of the Circuit of Medellin, the main purpose of which was to simplify the workings of its Board of Directors, eliminating alternate members and reducing the number of principal members to nine and (iv) the most recent amendment was made by means of  public Deed No. 1638  drawn up on March 25, 2011 before the Notary Public No. 29 of Medellin, accordingly, by which  the members of the Board of Directors of the Bank  was reduced from nine to seven; the procedures of the General Meeting of Stockholders  were amended to include  the designation  for periods of two (2) years, of the Financial Consumer Defender and his alternate, and the ability to dismiss both freely,  the conflict of interest procedures  of the Board of Directors were modified; and  the duties of the President were amended to include  the possibility  to create and abolish, subject to compliance with legal requirements, branches and agencies of the Bank in Colombia, as necessary for the development of the corporate objective.

Bancolombia S.A.’s business purpose is to carry out all operations, transactions, acts and services inherent in the banking business through banking establishments that carry its name and according to all applicable legislation.

Bancolombia S.A. has agencies in Miami, Florida, United States of America and Panama City, Panama.

The consolidated financial statements include the assets, liabilities, earnings, contingent and memorandum accounts of the Bank and other entities in which the Bank holds, directly or indirectly, 50% or more of the outstanding voting shares (the “Subsidiaries”). The consolidated financial statements are submitted to the Bank’s Stockholders meeting, but dividends are declared and paid to stockholders based on net income from the previous year based on the unconsolidated financial statements. Pursuant to requirements established by the Superintendency of Finance (the “SFC”) the Bank must prepare the consolidated financial statements without consolidating non-financial subsidiaries.

Bancolombia S.A. has the following subsidiaries making up the Bancolombia Group, which is currently registered as a corporate group:

Entity	Location	Business	Participation Percentage December- 2012	Participation Percentage December- 2011
Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing	100.00	100.00
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81	98.81
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00	100.00
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00	100.00
Compañía de Financiamiento Tuya S.A.	Colombia	Financial services	99.99	99.99
Factoring Bancolombia S.A. Compañía de Financiamiento	Colombia	Financial services	100.00	100.00
Patrimonio Autónomo Cartera LBC (1)	Colombia	Loan management	100.00	-
Renting Colombia S.A.	Colombia	Operating leasing	100.00	100.00
Transportempo S.A.S.	Colombia	Transportation	100.00	100.00
Valores Simesa S.A.	Colombia	Investments	67.54	67.54
Inversiones CFNS S.A.S.	Colombia	Investments	100.00	100.00
CFNS Infraestructura S.A.S.	Colombia	Investments	100.00	100.00
BIBA Inmobiliaria S.A.S. (Formerly Inmobiliaria Bancol S.A.)	Colombia	Real estate broker	98.96	98.96
Todo 1 Colombia S.A. (2)	Colombia	E-commerce	-	90.08
Vivayco S.A.S.	Colombia	Portfolio Purchase	75.00	75.00
Uff Móvil S.A.S. (3)	Colombia	Mobile network operator	69.42	-
Bancolombia Panamá S.A.	Panama	Banking	100.00	100.00
Valores Bancolombia Panamá S.A.	Panama	Securities brokerage	100.00	100.00
Suvalor Panamá Fondo de Inversión S.A.	Panama	Holding	100.00	100.00
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00	100.00
Banagrícola S.A.	Panama	Investments	99.16	99.16
Banco Agrícola S.A.	El Salvador	Banking	97.35	97.34
Aseguradora Suiza Salvadoreña S.A. Asesuisa (5)	El Salvador	Insurance company	-	96.08
Asesuisa Vida S.A. (5)	El Salvador	Insurance company	-	96.08
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.35	97.35
Credibac S.A. de C.V.	El Salvador	Credit card services	97.35	97.34
Valores Banagricola S.A. de C.V. (Formerly Bursabac S.A. de C.V.)	El Salvador	Securities brokerage	98.89	98.89
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89	98.89
Arrendamiento Operativo CIB S.A.C.	Peru	Operating leasing	100.00	100.00
Capital Investments SAFI S.A.	Peru	Trust	100.00	100.00
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Peru	Car Rental	100.00	100.00
Leasing Perú	Peru	Leasing	100.00	100.00
FiduPerú S.A. Sociedad Fiduciaria	Peru	Trust	98.81	98.81
Bancolombia Puerto Rico Internacional, Inc.	Puerto Rico	Banking	100.00	100.00
Suleasing International USA, Inc.	USA	Leasing	100.00	100.00
Bancolombia Caymán S.A.	Cayman Islands	Banking	100.00	100.00
Banagrícola Guatemala S.A.	Guatemala	Outsourcing	99.16	98.97
Bagrícola Costa Rica S.A. (4)	Costa Rica	Outsourcing	99.16	-

(1)	In July 2012, Leasing Bancolombia transferred its economic rights in certain housing leases to a Patrimonio Autónomo Cartera LBC trust fund managed by Fiduciaria Bancolombia and subsequently sold 99.00% of the rights in the trust assets to Bancolombia S.A, the parent entity. The total amount received by Leasing Bancolombia was COP 730,989.

(2)	On August 10, 2012, Banca de Inversión Bancolombia S.A. (directly and through its subsidiaries) sold its 90% interest in Todo 1 Colombia S.A. to Todo 1 Services Inc and certain members of management. The total sale price received in cash amounted to COP 228.

Todo 1 Colombia S.A. will continue to provide services to the Bank at arm´s length terms.

(3)	On August 30, 2012, Banagrícola, a Bancolombia Panamá subsidiary, acquired 70% of Uff Móvil S.A.S. (“Uff”), a Colombian telecommunications services operator.

The total sale price received in cash was COP 21,000, sum paid in full at the date of the transaction.

(4)	Company created in 2012.

(5)	On February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A., signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador.

On September 27, 2012, after obtaining all of the authorizations required by the authorities of Colombia and El Salvador, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., sold to Seguros Suramericana S.A., a Panamanian company linked to Grupo de Inversiones Suramericana, 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador. The total amount received by Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. was USD 97,999 and the Bank recorded COP 81,490 (USD 45,317) as gain on sale of investment securities on its Consolidated Statements of Operations.

The summarized assets, liabilities and results of operations, of Asesuisa and its subsidiary Asesuisa Vida at December 31, 2011 and for the year then ended were as follows:

	December 31, 2011
Assets
Cash and cash equivalents	COP	6,719
Funds sold and securities purchased under agreements to resell		50,270
Investments		51,885
Account receivable		56,303
Other Assets		7,829
Total Assets	COP	173,006

Liabilities
Interbank borrowings	COP	15
Accounts Payable		19,442
Other Liabilities		74,325
Accrued expenses		54
Total Liabilities	COP	93,836

Statement of operations
Interest income	COP	3,381
Provision for loan, accrued interest losses and other receivables, net		1,445
Commissions and other service income		263,849
Other income		71
Total operating income		268,746
Operating expenses		(247,523)
Other non-operating income		2,179
Other non-operating expenses		(110)
Income tax		(5,253)
Net Income	COP	18,039

The aforementioned entities accounted for less than 1% of the Bank’s consolidated stockholders’ equity accounts. Consequently, any effect arising from this transaction has not been considered a change in accounting policies.

The Bank holds the majority voting rights in Prosicol E.U, which was not included in the Consolidated Financial Statements due to the fact that this company is in a non-productive stage.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

For the preparation of the financial statements and related disclosures, the Bank follows generally accepted accounting principles in Colombia and the special regulations of the SFC, collectively “Colombian Banking GAAP”.

The financial statements of foreign subsidiaries were adjusted in order to adopt uniform accounting practices as required in connection with the accounts of investments, derivatives, allowances for loan and financial leases losses, goodwill, foreclosed assets and financial leases.

Intercompany operations and balances between Bancolombia Group companies are eliminated upon consolidation.

(b) Translation of Foreign Currency Transactions and Balances

Translation of financial statements in foreign currency

The balance sheet accounts are converted to Colombian pesos using the exchange rate applicable at the end of the year (except equity accounts which are translated at the historical exchange rate). The exchange rate at December 31, 2012 and December 31, 2011 was COP 1,768.23 and COP 1,942.70 per USD 1, respectively. For income accounts the average exchange rate was used. The average exchange rate for the periods ended December 31, 2012 and 2011 were COP 1,798.23 and COP 1,848.17 per USD 1, respectively. Exchange differences originated in balance sheet accounts are recorded as “Cumulative Translation Adjustments” in the consolidated statements of Stockholders’ Equity and the exchange differences originated in the consolidated statements of operations accounts are recorded as “Foreign exchange gain (loss)” in the Consolidated Statements of Operations.

Transactions in foreign currency

Transactions and balances in foreign currencies are converted by the Bank and its Subsidiaries to Colombian pesos using the exchange rates applicable on the corresponding dates when the transactions were originated, as established by the SFC. The exchange rates at December 31, 2012 and December 31, 2011 are those stated above.

Exchange rate differences arising from adjustments and remeasurements of assets and liabilities denominated in foreign currencies are recorded in the Consolidated Statements of Operations.

(c) Convenience Translation to U.S. Dollars

The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. Dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of COP 1,768.23 per USD 1, which corresponds to the representative market rate calculated on December 31, 2012 the last business day of the year (the “Representative Market Rate”).  The Representative Market Rate is computed and certified by the SFC, the Colombian banking regulator, on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to deal in foreign exchange transactions (including Bancolombia S.A.). This translation may not be construed to represent that the Colombian peso amounts represents or have been, or could be converted into, U.S. Dollars at that or any other rate. For further details about the consolidated foreign currency assets and liabilities converted into U.S. Dollars, see Note 3 “Transactions in Foreign Currency”.

(d) Cash and Cash Equivalents

The consolidated statement of cash flows was prepared using the indirect method. Under Colombian Banking GAAP there are no special requirements or forms governing of the Bank’s statement of cash flows. Accordingly, the Bank has prepared the consolidated statement of cash flows in accordance with the presentation in the International Financial Reporting Standard No. 7, “Statement of Cash Flows”.

Cash and cash equivalents consist of cash and due from banks, funds sold and securities purchased under agreements to resell , which are highly liquid investments with a maturity that contractually do not exceed one month.

(e) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the main estimations affecting the financial statements include, but are not limited to the accounting treatment for pension plan provisions, evaluation of loan portfolio risk and determination of allowances for loan and finance lease, income taxes and determination of valuation allowances for debt and equity securities. Actual losses could differ from those estimated.

(f) Real Value Unit Rate (UVR)

The operations that the Bank carries out with regard to mortgage loans linked to the “Unidad de Valor Real” (the “Real Value Unit” or “UVR”) are adjusted on a daily basis according to the daily value of the UVR, as published by the Central Bank. The values assigned by the Central Bank to the UVR, in Colombian pesos, on December 31, 2012 and 2011, were COP 204.2017 and COP 198.4467, respectively. The UVR rate corresponds to the monthly variance of the Indice de Precios al Consumidor (the “IPC” or “Colombian Consumer Index Price”) during the calendar month immediately prior to the month for which the UVR rate is being calculated. In light of the above, the annualized UVR rate increased at December 31, 2012 and 2011 by 0.09% and 1.99%, respectively.

(g) Money Market Operations.

Include funds sold and securities purchased under agreements to resell and funds purchased and securities sold under agreements to repurchase (“Repos).

Interbank Funds

Interbank funds include loans made to other financial institutions and borrowings from the Central Bank or other financial institutions with maturities between 1 to 30 days.

Repos

Asset position refers to transactions accounted for as collateralized lending in which the Bank or its subsidiaries purchase securities with an agreement to resell them to the seller at a stated price plus interest at a specified date. The amount recorded in this account relates to the money lent and the investment securities purchased are recorded in memorandum accounts. Accrued interest is recorded in accounts receivable, and recognized as operating income.

Liability position refers to transactions accounted for as collateralized borrowing in which the Bank or its subsidiaries sell securities with an agreement to repurchase them from the buyer at a stated price plus interest at a specified date, not exceeding one year. The amount is recorded as a liability related to the money borrowed and the investment security sold is reclassified inside the investment securities account into “Investment Securities under Repurchase Agreement”. Accrued interest is recorded in accounts payable, and recognized as operating expense.

Repo transactions do not qualify as true purchase/sales and therefore these investments are included on the Bank’s balance sheet.

(h) Investment Securities

1. Classification

Investment securities are classified as “trading”, “held to maturity”, and “available for sale”.

Trading Securities

Trading investments are those acquired mainly for the purpose of obtaining gains on short-term price fluctuations.

Held to Maturity Securities

Investments “held to maturity” are debt securities acquired for the purpose of holding until maturity. Reclassification to a different category is permitted only under specific situations. These investments are only sold for liquidity operations, in exceptional cases, as determined by the SFC.

Available for Sale Securities

These are investments which do not fall into either of the above classifications, for which the investor has the stated intention and legal, contractual, financial and operational capacity to hold the investments for at least one year from the date of classification.

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

Subsequent measurement

Subsequent measurement is recorded as follows:

2.1. Debt Securities Denominated in Local Currency

Trading securities are valued daily at fair value and the result is recorded daily. The Bank determines the fair value of trading and available for sale debt securities by using the prices, reference rates and margins provided by the Colombia Stock Exchange. These prices are calculated and published daily.

Held to maturity investments are valued at amortized cost based on their internal rate of return calculated on the purchase date.

2.2 Securities Denominated in Foreign Currency or in UVR

The fair value of securities denominated in a foreign currency or UVR is initially determined in such currency or in UVR by using reference rates and margins provided by Bloomberg and other price providers in accordance with international market ordinary transactions.

Securities denominated in a foreign currency other than U.S. dollars are first converted by the Bank and its Subsidiaries to U.S. Dollars using the Exchange Rate authorized by the SFC. The U.S. Dollar amount computed is then converted into Colombian pesos using the exchange rates applicable on the same dates, as established by the SFC.

Valuation adjustments are recorded in the consolidated statement of operations as net interest income, and foreign exchange gains or losses resulting from investment in foreign currency securities are recorded as net foreign exchange gain or loss.

2.3 Equity Securities

External Circular 100 of 1995 issued by the SFC provides that investments should be valued on a daily basis; however, in the case of investments in equity shares with little or low market liquidity, or that are not listed on the stock exchange, the valuation is based on the financial statements of the issuer. The Bank records the valuation of these investments on a monthly basis:

a)	Listed equity securities on the Colombia Stock Exchange are valued at prices published by authorized entities. In the absence of a price calculated for the day on which these investments are valued, the last known valuation price is used. For low volume trading securities the Bank uses the method described below in section b.

b)	Non-listed equity securities are valued at their purchase cost which is increased or decreased based on the investor’s share in all subsequent changes in the issuer’s equity. For this purpose, the issuer’s equity is calculated based on the latest certified financial statements released by the issuer that have been issued no longer than six (6) months prior to the date of determination.

In connection with investments held by the Bank’s foreign subsidiaries, the issuer’s stockholders equity is adjusted to follow the accounting practices required, before applying the valuation method described in b. above.

Shares held in investment funds and structured securitizations through funds or self-standing trusts are valued using the unit value calculated by the fund manager on the day immediately preceding the date on which such investments are valued. In the case of the Private Capital Fund (Fondo Inmobiliario Colombia) the unit value is calculated based on the fund financial statements in which real estate assets are adjusted by inflation and then recorded at their fair value, and the valuation adjustment is recognized in the consolidated statements of operations as interest income.

As of December 31, 2012, the Bank has taken the appropriate measures to adopt in 2013 the new requirements introduced by the External Circulars 039 and 050 of 2012 issued by the Colombian SFC, related to investment valuation techniques using a price providers approach. Consequently, the methodologies used by the authorized price providers have been tested in order to select the appropriate price provider.

3. Accounting recognition

3.1. Trading Investments

Changes in the fair value of the investments are recorded in the consolidated statements of operations.

3.2. Investments Held to Maturity

Investments held to maturity are accounted for at amortized cost using the effective interest rate method and interest accruals are recorded as interest income on investment securities.

3.3. Investments Available for Sale

3.3.1. Debt Securities

Interest accruals are recorded as interest income on investment securities in the consolidated statements of operations.

Changes in the fair value of the investment are recorded in stockholders’ equity in the account denominated “surplus from gross unrealized gain or (loss) on available for sale investments”.

3.3.2 Equity Investments

Changes in the fair value of the investments are recorded in accordance with the trading characteristics of the investment as follows:

•	Investments in high or medium volume trading securities, quoted on a stock exchange, are recorded in the investment account, with a charge or credit in stockholders’ equity in the account “surplus from unrealized gain or (loss) on available for sale investments".

•	Changes in the carrying value of investments in securities with little or low liquidity on the exchange or not listed on a stock exchanges are recorded as other assets in a special account “Reappraisal of assets” with a corresponding charge or credit in the stockholders’ equity in the account “surplus from reappraisal of assets”. A decrease in the fair value of the investment below the purchase cost is recorded as a provision with a charge in the consolidated statements of operations. This provision could be reversed in the future if the fair value increases above the purchase cost.

•	Dividends received in cash or shares on investment equity securities are recorded as income on an accrual basis when the dividend is declared.

4. Impairment Test on Investment Securities

Debt securities, with the exception of debt securities issued or guaranteed by the Republic of Colombia or the Colombian Guarantee Fund for Financial Institutions (Fondo de Garantias de Instituciones Financieras “Fogafin”), or issued by the Central Bank, and equity securities with low liquidity or not listed on stock exchanges, must be tested for impairment on a quarterly basis as follows:

4.1. Securities with External Ratings

Securities that are rated by a rating firm approved by the SFC may not be recorded for an amount that exceeds the following percentages of their nominal value, net of amortization for debt securities, or acquisition cost for equity securities, as of the valuation date:

Long-Term	Max. Amount	Short-Term	Max. Amount
Rating	%	Ranking	%
BB+, BB, BB-	Ninety (90)	3	Ninety (90)
B+, B, B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD, EE	Zero (0)

However, for debt securities classified as held to maturity, with known fair value, impairment is recorded for the difference between its carrying value and such fair value.

4.2. Securities without any External Credit Rating

These securities are rated according to the methodology defined by the Bank. The securities are rated “A” except when there is a risk associated with them, in which case they are rated from rating B to E. The maximum value, as defined by the SFC, at which these investments are recorded, according to their rating is:

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

In assessing investment securities for impairment, the Bank reviews the ratings issued by ratings agencies, where applicable, verifies its internal rating model and calculates the maximum registered amount in accordance with those credit ratings or model. If the resulting amount is less than its carrying amount, the carrying amount of the investment is reduced to the face value, net of any amortization of principal, multiplied by the applicable percentage as described above. An impairment loss is recognized immediately in the consolidated statements of operations.

5. Reclassification of Investment Securities

The Bank reclassifies investments from available for sale to trading when its main purpose is to obtain gains on short-term price fluctuations.

An investment reclassified from available for sale to trading is subject to accounting, valuation rules and regulations applicable to the trading category. As a result, unrealized gain or (loss) must be accounted for as either income or expense on the date on which the investment is reclassified.

(i) Loans and Financial Leases

The Bank grants loans to customers in the following segments: residential mortgage, consumer, commercial, financial leases and small business loans. A substantial portion of the Bank’s loan portfolio is represented by commercial loans throughout Colombia.

Loans are recorded at the principal outstanding less allowance for impairment, except in cases of purchases of portfolios, which are recorded at the acquisition cost on day one, and then the principal outstanding is affected by the allowance for impairment and loans granted in foreign currency which are recorded at the exchange rate applicable on the corresponding date of origination. Accrued interest is recorded in account receivables and unearned income is recorded as a liability.

Financial leasing operations are initially recorded as loans for an amount equal to the book value of the asset to be leased to the customer and subsequently, the loan is amortized when the rental payments are due in the amount of the payment corresponding to principal.

Suspension of Interest Accruals

The SFC requires that interest income, lease payments and other items of income cease to be accrued in the consolidated statements of operations after a loan is in arrears for more than two months for mortgage and consumer loans, three months for commercial loans and one month for small business loans. However, the Bank adopted a policy, in which commercial, consumer and small business loans that are past-due more than 30 days and mortgages that are past-due more than 60 days will stop accruing interest in the consolidated statements of operations. Instead, interest and principal payments are reflected in memorandum accounts until such time that the customer proceeds to pay amounts due or overdue. After that, the interest collected is recorded as income in the consolidated statements of operations on a cash basis.

Credit Risk Evaluation

The Bank analyzes on an ongoing basis the credit risk to which its loan portfolio is exposed, considering the terms of the corresponding obligations as well as the level of risk associated with the borrower. This risk evaluation is based on information relating to historical performance data, particular characteristics of the borrower, collateral, debt service with other entities, macroeconomic factors, financial information, etc. For consumer, mortgage and small business loans the analysis is performed only on the basis of the past-due days of the loans.

For loan portfolios, the following minimum credit risk ratings are assigned according to the financial situation of the debtor and/or the past-due days of the obligation. Additionally, all significant counterparty relationships as well as loans under special supervision are reviewed in detail every six months:

Rating	Qualitative Factors
A – Normal Risk	Loans and financial leases in this category are appropriately serviced. The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the Bank, reflect adequate paying capacity.
B – Acceptable Risk, Sub Normal	Loans and financial leases in this category are acceptably serviced and guaranty protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.
C – Appreciable Risk	Loans and financial leases in this category represent insufficiencies in the debtors’ paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.
D – Significant Risk	Loans and financial leases in this category have deficiencies and the probability of collection is highly doubtful are deemed uncollectible.
E – Unrecoverable	Loans and financial leases in this category are considered default loans.

Allowance for Loan Losses

Commercial and consumer loans

Allowances for loan losses are established based on the parameters issued by the SFC.

The Bank has adopted the Reference Models for Commercial and Consumer Loans, issued by the SFC. Based on these models, the individual provision for loan portfolios is calculated as a sum of the following individual components:

(a) The individual current credit risk (pro-cyclic) corresponding to the portion of the individual provision on the loan portfolio that reflects the current credit risk for each debtor.

(b) The individual future credit risk (counter-cyclic) corresponding to the portion of the individual provision on the loan portfolio, reflecting future possible changes in the debtor’s credit risk. This portion is included to reduce the impact on the consolidated statements of operations when such a situation occurs. The internal reference models must take into account and calculate this component based on all available information reflecting such changes.

Under no circumstance may the individual future credit risk component for each obligation be less than zero and neither may it exceed the expected loss calculated using matrix B included below. Also, the sum of both components may not exceed the total value of the exposure of the loan.

According to the reference models, the allowance for loan losses is calculated as follows:

Expected Loss = [Probability of default] x [Exposure at default] x [Loss-given default]

Probability of Default (PD)

Probability of Default is defined as the probability of the debtor within a specific loan portfolio or segment and rating, defaulting on its obligations within the next twelve (12) months. For the Bank and its subsidiaries this probability of default is established by the SFC.

Banco Agricola S.A. uses an internal model to calculate the Probability of Default duly authorized by the SFC.

Probability of Default is calculated based on the following matrices authorized by the SFC according to the type of portfolio:

Commercial loans

MATRIX A
Rating	Large Corporations(1)	Medium Corporations(1)	Small entities(1)	Individuals(1)
AA	1.53%	1.51%	4.18%	5.27%
A	2.24%	2.40%	5.30%	6.39%
BB	9.55%	11.65%	18.56%	18.72%
B	12.24%	14.64%	22.73%	22.00%
CC	19.77%	23.09%	32.50%	32.21%
Default	100.00%	100.00%	100.00%	100.00%

MATRIX B
Rating	Large Corporations(1)	Medium Corporations(1)	Small entities(1)	Individuals(1)
AA	2.19%	4.19%	7.52%	8.22%
A	3.54%	6.32%	8.64%	9.41%
BB	14.13%	18.49%	20.26%	22.36%
B	15.22%	21.45%	24.15%	25.81%
CC	23.35%	26.70%	33.57%	37.01%
Default	100.00%	100.00%	100.00%	100.00%

.

(1)	The following table presents the classification of corporations by its level of assets, to determine the range in which their loans should be evaluated:

Size of the Corporation	Level of assets in SMMLV	COP
Large Corporations	More than 15,000	More than 8,500
Medium Corporations	Between 5,000 and 15,000	Between 2,834 and 8,500
Small Corporations and/or Entities	Less than 5,000	Less than 2,834

SMMLV means the effective legal minimum monthly salary (Salario Mínimo Mensual Legal Vigente). In 2012, the effective SMMLV in Colombia was COP 566,700 (in pesos).

Consumer loans

MATRIX A
Rating	Vehicles	Others	Credit Cards
AA	0.97%	2.10%	1.58%
A	3.12%	3.88%	5.35%
BB	7.48%	12.68%	9.53%
B	15.76%	14.16%	14.17%
CC	31.01%	22.57%	17.06%
Default	100.00%	100.00%	100.00%

MATRIX B
Rating	Vehicles	Others	Credit Cards
AA	2.75%	3.88%	3.36%
A	4.91%	5.67%	7.13%
BB	16.53%	21.72%	18.57%
B	24.80%	23.20%	23.21%
CC	44.84%	36.40%	30.89%
Default	100.00%	100.00%	100.00%

In accordance with the instructions issued by the SFC and due to the cumulative phase that took place during the years 2012 and 2011, the Bank used matrix B in order to calculate its individual current credit risk (pro-cyclic).

Exposure at Default

Exposure at default is defined as the current loan balance of the principal plus interest receivable accounts and other receivables of the customer.

Loss Given Default (LGD)

Loss Given Default is the economic loss incurred by the Bank when events of default occur. The LGD for debtors classified in the default rating depends on the type of collateral and gradually increases the allowance according to the amount of days lapsing after being classified in such rating. For this purpose 100% of the collateral value is considered to cover the principal amount. Loss Given Default is calculated based on the following matrices authorized by the SFC according to the type of loan portfolio and adjusted by the Bank in order to recognize in an earliest term the effects of the loans’ overdue:

Commercial loans

Collateral	LGD Initial	Days After Default	LGD	Days After Default	LGD	Days After Default	LGD	Days After Default
Guarantees not accepted as collateral	55%	0	100%	1 onwards
Financial collateral: FNG and FAG (1)	12%	0-359	70%	360-539	100%	540 onwards
Real estate – commercial and residential	40%	0	60%	1-89	80%	90-209	100%	210 onwards
Assets leased in leasing agreements	45%	0	90%	1-89	100%	90 onwards
Other collaterals	50%	0	90%	1-89	100%	90 onwards
Rights in trust guarantees and others	45%	0	60%	1-89	80%	90-209	100%	210 onwards
Without collateral or not accepted for local purposes	55%	0	100%	1 onwards

Consumer loans

Collateral	LGD Initial		Days After Default	LGD	Days After Default	LGD	Days After Default	LGD	Days After Default
Guarantees not accepted as collateral	75	%(2)	0	90%	1-29	90%	30-89	100%	90 onwards
Financial collateral: FNG and FAG (1)	12%		0- 359	70%	360-539	100%	540 onwards
Real estate – commercial and residential	40%		0	80%	1-29	90%	30-89	100%	90 onwards
Assets leased in leasing agreements- real estate	35%		0	80%	1-29	90%	30-89	100%	90 onwards
Assets leased in leasing agreements – other than real estate	45%		0	85%	1-29	90%	30-89	100%	90 onwards
Other collaterals	50%		0	85%	1-29	90%	30-89	100%	90 onwards
Rightsin trust guarantees and others	45%		0	80%	1-29	90%	30-89	100%	90 onwards
Without collateral or not accepted for local purposes	75	%(2)	0	90%	1-29	90%	30-89	100%	90 onwards

(1)	Collateral provided to the clients by local government entities named:

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

FAG = Fondo Agropecuario de Garantías. The Fondo Agropecuario de Garantías guarantees credit operations discounted before FINAGRO, which have been granted in order to finance projects in the agriculture sector.

(2)	In accordance with External Circular 043 of 2011 issued by SFC, the LGD was increased by 10% for loans without collateral. The Bank decided to apply the same increase for loans with guarantees not accepted as collateral.

For sovereign collateral, letters of credits and deposits the LGD is zero (0).

In June 2012, the SFC issued the External Circular 026 of 2012, with the purpose of setting the necessary instructions to be followed by financial institutions, in order to establish a new additional allowance for covering the consumer loan’s individual inherent risk, due to the significant increase in the consumer loan portfolio of the Colombian financial institutions. These new requirements came into place in June 2012. This additional allowance is calculated and recorded prospectively only when the rate of growth of past-due loans in the consumer loan portfolio reflects an increased trend according to certain credit risk measures provided by the External Circular. The new additional allowance is equivalent to 0.5% of the individual amount of each loan multiplied by the respective LGD. In July 2012, the Bank has adopted requirements introduced by the External Circular 026 of 2012. As of December 31, 2012, the Bank has accounted for this new allowance the amount of COP 36,894 in the consolidated statement of operations.

Mortgage Residential Loans and Small Business Loans

In compliance with instructions issued by the SFC for mortgage residential loans and small business loans, the Bank must maintain at all times individual allowances corresponding to minimum percentages, which might differ if the loan has any collateral. Up to 70% of the collateral value is considered to repay the principal. There is no reference model issued for this type of loan.

The tables set forth below show the percentages applied on collateral for maintaining individual allowances according to the instructions issued by the SFC:

For Small Business Loans

Past-due	Percentage
0 – less than 12 months	70%
More than 12 months – less than 24 months	50%
More than 24 months	0%

For Mortgage Residential Loans

Past-due	Percentage
0 – less than 18 months	70%
More than 18 months – less than 24 months	50%
More than 24 months – less than 30 months	30%
More than 30 months – less than 36 months	15%
More than 36 months	0%

Allowances are calculated based on the following matrix authorized by the SFC:

	Mortgage Residential Loans
	Principal outstanding		Accounts receivables
Risk Rating	With Collateral	Without Collateral
A – Normal	1%	1%	1%
B – Acceptable	2.20%	3.20%	100%
C – Appreciable	60%	60%	100%
D – Significant	100%	100%	100%
E – Unrecoverable	100%	100%	100%

Valuation of Mortgage Collateral for Allowance Purposes

The fair value of the collateral recorded by the Bank is established based on parameters issued by the SFC:

• In the case of mortgage collateral consisting of residential real estate, the fair value shall be the appraisal established when the loan was disbursed and subsequently adjusted on a quarterly basis according to the residential price index published by the National Planning Department.

• In the case of mortgage collateral consisting of premises other than residential real estate, the fair value is updated on a periodic basis when the loan is renewed or impaired.

In October 2011, the SFC issued the External Circular 043 of 2011 with the purpose of setting forth the necessary instructions to be followed by financial institutions in order to determine the fair value of collateral securing loans, as well as the frequency of valuations of collateral. In accordance with these new regulations, all collateral must be valued at least every three years, except those which support mortgage and automobile loans, which must be valued annually. When the current valuation is overdue, the fair value is not considered in the measurement of certain allowances for loan losses as a mitigating factor. These new requirements took effect on June 30, 2012. As a consequence of the latest valuation the Bank has recognized as expense for allowance for loan losses an additional amount of COP 13,461 for the year ended December 31, 2012.

General Allowance

According to SFC rules, the Bank records a general provision corresponding to 1% of the total value of mortgage and small business loans. The general provision is updated on a monthly basis according to the increases or decreases in the loan portfolio. The general provision may also be increased if approved by the general stockholders’ at the annual meeting.

Other provisions

The Bank and its subsidiaries Factoring Bancolombia S.A., Leasing Bancolombia S.A. and Tuya S.A. also record other allowances for specific clients in addition to minimum allowances required by the SFC, bearing in mind specific risk factors affecting clients, including macroeconomic, industry and any other factors that could indicate early impairment.

At December 31, 2012, and 2011 additional allowances were as follows:

Type of Loan	2012		2011
Commercial	COP	338,391	COP	263,535
Consumer		88,013		90,655
Mortagage		6		-
Small Business Loans		2,155		7
Total	COP	428,565	COP	354,197

Charge-Offs

In June and December of each year, the Bank writes off in full, debtors classified as “unrecoverable”, based on the following criteria: (i) allowance of 100% of all amounts past-due (principal, interest and other items); (ii) One hundred and eighty (180) days past-due for consumer and small business loans; (iii) Three hundred and sixty (360) days past-due for commercial loans and (iv) one thousand six hundred and twenty (1,620) days past-due for mortgage loans.

The recovery of charged-off loans is accounted for as income in the consolidated statements of operations.

Troubled Restructured Loans

Loans are troubled restructured loans when the Bank, because of economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. Such restructurings can employ different mechanisms in accordance with the regulatory framework to grant that concession to the debtor by modifying the original agreed terms in order to help the debtor to improve its financial conditions before any current or potential impairment of its debt service occurs. Among those mechanisms the Bank can provide an extension of the maturity date.

Troubled restructured loans are accounted for according to the terms of the restructuring agreement, including income accruals. When the agreement includes the capitalization of non-accrued interest previously recorded in memorandum accounts, the interest is recorded by increasing the loan balance with a credit to deferred income in other liabilities and this deferred income is amortized with a credit to income on a cash receipts basis.

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

Sale of loan portfolios under securitizations process

Loans that are securitized are derecognized as non-recourse credit providing the following conditions are satisfied:

•	Loans are transferred exclusively to a special purpose entity (“SPE”).

•	The disposal or transfer of securitized assets shall not be subject to any type of restriction by the transferor.

•	The risks and returns of the loans must also have been totally transferred to the SPE.

•	Under no circumstance shall the transferor conserve discretionary rights to dispose of, control, limit, encumber, substitute, reacquire, or use the assets thus transferred or disposed of.

•	Portfolio loans sold in securitizations that meet the foregoing criteria are derecognized at their net book value. Any difference arising between the proceeds of the sale and the book value of the loans is recorded as an income or expense, as applicable, in the consolidated statements of operations.

The Bank may also retain beneficial interests in the form of the securities issued by the SPE, and through servicing fees on the securitized receivable. The securitized loans may be serviced by the Bank or by third parties. Currently, when acting as the service manager, the Bank is responsible for granting concessions to the debtors of the securitized loans and to perform the best effort to sell the foreclosed assets in favor of the structuring.

According to Superitendency of Finance regulations any residual beneficial interest retained by the Bank in a securitization process must be recorded as a held to maturity investment in an amount equal to the value established for the beneficial interest in the balance sheet of the SPE created for such purpose. Before 2008 residual beneficial interests were not recognized. As a result, the Bank recognized residual beneficial interests in 2012, 2011 and 2010 in investment securities increasing income amounting to COP 43,233; COP 18,692 and COP 19,699, respectively.

(j) Derivatives

Derivatives are defined as agreements between two parties to purchase or sell financial instruments at a future date or agreements where the underlying is an index listed on a stock exchange. The Bank enters into derivative transactions only to facilitate customer business or for hedging purposes but not for speculation, in forwards, options or swaps where the underlying are exchange rates, interest rates and securities.

The Bank recognizes all of its derivatives instruments on its balance sheet as either assets or liabilities depending on the rights or obligations under the derivatives contracts. All derivatives are measured at fair value; changes in the fair value are recognized currently in the consolidated statements of operations, except the changes in the fair value of swap contracts on day one are deferred and recognized in the consolidated statements of operations on a straight line basis during the life of the contract. The SFC rules permit hedge accounting, but the Bank does not use hedge accounting.

Derivative fair value measurements are established as follows:

Forward Contracts

The fair value of forward contracts is determined using the standardized methodology issued by the SFC, using the quoted forward price points published by authorized pricing providers and/or authorized brokerage firms that represent a major portion of market liquidity.

Swap Contracts

The fair value of swap contracts is determined using the discounted cash flow method at the interest rates applicable for each flow. Interest rate curves are calculated based on information provided by Bloomberg and Infoval. Counterparty credit risk on the swap is not included in the valuation process.

Option Contracts

The fair value of option contracts is determined using the Black-Scholes/Merton method.

Spot Transactions

These are transactions that are recorded with a term for their respective clearance equal to the date on which the transaction is recorded or up to three business days beginning on the day after the transaction was completed.

As of December 31, 2012, the Bank has taken the appropriate measures to adopt in 2013 the new requirements introduced by the External Circulars 039 and 050 of 2012 issued by the Colombian SFC, related to investments valuation techniques using a price providers approach. Consequently, the methodologies used by the authorized price providers have been tested in order to select the appropriate price provider.

k) Foreclosed Assets

The Bank records foreclosed assets using the following criteria:

•	Foreclosed real estate is recognized at the amount specified in the foreclosure appraisal or at the price that both parties have agreed on the basis of a valuation by reference to market evidence of transaction prices for similar properties.

•	If the amount recognized in the contract for the foreclosed asset is more than the balance of the loan outstanding, that difference is recorded as accounts payable to the debtor. If such amount is insufficient to cover the outstanding loan, the difference must be immediately recorded on the consolidated statements of operations as a non-operating expense.

•	Other assets received in payment corresponding to investment securities are valued by applying the criteria indicated in the investment securities accounting policy.

•	Profits on credit sales of foreclosed assets are deferred over the life of the credit and are recognized on a cash basis; losses are recognized in the consolidated statements of operations.

•	When subsequent to the initial measurement the fair value of the asset is lower than its book value, a provision for the difference is recorded in the consolidated statements of operations.

•	Reappraisals of foreclosed assets are recorded as memorandum accounts.

Legal Term for the Sale of Foreclosed Assets

Financial institutions must sell the foreclosed assets by a date no later than two years after the foreclosure date.

Impairment of Foreclosed Assets

The SFC requires that a bank record a provision equal to a percentage of the carrying value of the asset at the time of receipt equal to 60% for real estate and 70% for other foreclosed assets. This provision must be recorded in straight-line monthly installments within the two years following the bank’s receipt of the asset. Once this legal term for sale has expired, the provision must be increased to 80% and 100%, respectively. If an extension of the permitted term to sell the asset is granted by the Superintendency, the increase in the provision may be recorded on a monthly basis within the new term.

Also, it is the Bank’s policy, in the case of real estate foreclosed assets that remain for more than five years in the Bank’s possession to increase the provision up to 100% of its book value. Foreclosed assets under commitment agreements to sell are excluded from this practice.

(l) Loan Fees

Loan origination and commitment fees, as well as direct loan origination and commitment costs, are recorded in the consolidated statements of operations as earned and as incurred.

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

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. The annual depreciation rates for each asset item are:

Buildings	5%
Equipment, furniture and fittings	10%
Computer equipment	20%
Vehicles	20%
Monitors, laptops and CPUs	33%

The net book value of land and buildings (cost less accumulated depreciation) is compared against fair values taken from independent professional appraisals. If the fair value is higher, the difference is recorded as a “Reappraisal of Assets” with a credit to the “Surplus for Reappraisal of Assets” in Stockholders’ Equity; otherwise, the difference is charged to expenses as provision for other assets of the period. This provision may be reversed in future periods if the fair value of the asset increases. Appraisals must be updated at least every three years.

(n) Prepaid Expenses, Deferred Charges

Amortization of prepaid expenses and deferred charges is calculated from the date on which they first contribute to the generation of income, based on the following factors:

Prepaid Expenses

Prepaid expenses mainly include monetary items: prepaid interest is amortized monthly during the period prepaid; insurance, over the life of the policy; rent, over the period prepaid; equipment maintenance, over the life of the contract; and other prepaid expenses, over the period in which services are received or costs and expenses are incurred.

Deferred Charges

•	Stationery is expensed when consumed.

•	The discount on the issuance of long-term debt is amortized over the term of the debt on a straight-line basis.

•	Contributions and memberships are amortized over the period prepaid.

•	The Bank has been implementing a major project to renew its technological infrastructure, named Innova. Accounting guidelines in the case of the Innova project are as follows:

(a)	Software licenses and fees and other payments that directly relate to software development are deferred and then amortized over a period of 36 months, from the date when the software begins to be used in the Bank’s operations. The invoices that amounted to less than COP 50 have been recognized as an expense on an accrual basis amounting to COP 6,532 at December 31, 2012.

(b)	Payroll for employees directly associated with the project is recorded as an expense on an accrual basis.

(c)	The fees not directly related to software development and other indirect costs (gap analysis, training, replacing internal resources, etc) are recorded as an expense on an accrual basis.

•	Software licenses and fees and other payments greater than COP 120 that directly relate to software development, other than the Innova project, are deferred and then amortized over a period of 12 months, from the date when the software begins to be used in the Bank’s operations. Payments less than COP 120 are recorded as an expense in operations as expensed as incurred.

•	During 2010, new regulations required Colombian companies to calculate Equity tax only once for the next four years as of January 1, 2011 and payable in 8 semi-annual installments over four years without interest. The amount computed, was recorded as a deferred asset to be amortized against the balance of local special account named “Revaluation of equity” in the stockholders’ equity (which was originated when in the past companies recorded inflation adjustments) on a straight line basis over the four year period beginning with 2011, if the balance in this account is insuficient to cover the amount of the equity tax, the difference is recorded as expense in the consolidated statements of operations. The equity tax calculated by the Bank and its subsidiaries amounts to approximately COP 469,002. As of December 31, 2012 and 2011, the Bank has amortized COP 99,051 and COP 105,324, respectively, against equity and COP 18,160 and COP 12,097, respectively, has been included in the line “Administrative and other expenses” in the consolidated statements of operations.

(o) Premises and Equipment Held under Operating Leases

The subsidiaries Leasing Bancolombia S.A., Renting Colombia S.A., Arrendamiento Operativo CIB S.A.C. (formerly Renting Perú), Fondo de Inversión en Arrendamiento Operativo Renting Perú and Arfinsa lease assets under operating leasing arrangements. Assets under operating leases are recorded at cost. Equipment other than vehicles is fully depreciated over the shorter of the lease term or its useful life.

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

(p) Goodwill

The value of the goodwill acquired is determined once the Bank effectively obtains control over the acquired entity in an amount equal to the difference between the price paid and the net book value of the assets and liabilities acquired. Goodwill must be allocated to each of the business segments acquired and must be fully identified in the accounting records.

Since January 2008, goodwill recorded in the Group Banagrícola acquisition has been amortized on a straight-line basis over 20 years since the Bank considers this method properly reflects the pattern in which the future economic benefits are expected to be received.

In the case of goodwill acquired by the Bank and its subsidiaries before 2008 the amortization term was ten years and three years for goodwill recorded in the subsidiaries Banagrícola S.A. and Inversiones Financieras Banagrícola S.A., respectively. Goodwill from the acquisition of Renting Colombia is being amortized by Leasing Bancolombia S.A. over a period of five years on a straight-line basis.

Goodwill allocated to a business segment is tested for impairment annually, comparing the fair value with the book value of the business segments.

(q) Reappraisals of assets

This account records the excess over net book value of real estate properties and available for sale investments with a low trading volume in the market or for non-listed investments, with a credit to the “Reappraisal of Assest” account in the Stockholders’ Equity.

Valuations are subject to the accounting policy for each type of asset.

(r) Trusteeships

Net assets put in trust under trust agreements are recorded in other assets at their book value. This account is adjusted periodically by the equity share of the Bank in the trust.

(s) Deferred Income

This account records deferred income and income received in advance in the course of business. Amounts recorded in this account are amortized over the period to which they relate or in which the services are rendered or over the period in which the money is collected in the case of profits obtained from the sale of foreclosed assets on credit agreements.

The capitalization of yields on restructured loans that have been recorded in memorandum accounts or as charged off loan balances are included in this category as indicated in this note under loans and financial leases.

(t) Deferred Tax

Deferred tax assets or liabilities must be recorded for all temporary differences raised in the current period based on consolidated statement of operations when comparing the amount of recognized income and expenses for accounting and tax purposes. Until 2011 the Bank did not recognize deferred tax assets. However, starting in 2012, taking into consideration the accounting rules applicable to financial institutions in Colombia in order to associate more accurately, in the current period, the tax effect that certain accounting items would have in future periods according to practices that have been observed in financial institutions in Colombia duly accepted by the SFC, the Bank recorded a deferred tax asset for a total amount of COP40,243, impacting the consolidated statements of operations in such amount only for the temporary differences between financial and tax bases arising since 2012.

(u) Legal Retirement Pensions

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2012 and 2011 relates to retired employees who rendered services to the Bank before the current regulations took effect. Retirement pension liabilities are calculated on an actuarial basis. The actuarial liability is amortized on a straight line basis over periods defined by local rules in accordance with Decree 4565 of 2010, which requires a distribution of charges to amortize the actuarial calculation by 2029. The Bank’s pension liability as of December 31, 2012 was fully amortized.

(v) Estimated Labor Liabilities

Other legal estimated labor liabilities are recorded based on applicable legislation and current labor agreements.

In addition to legal benefits, the Bank grants to its employees other benefits such as retirement and seniority bonuses. Both liabilities are calculated on an actuarial basis, accrued and recognized in the consolidated statements of operations.

(w) Long-Term Debt

Long-term debt consists of bonds issued by the Bank, which are recognized at amortized cost.

The discount on issuance of bonds is recognized as deferred charge and amortized using the straight-line method over the maturity period.

(x) Other Accrued Expenses

The Bank records provisions to cover estimated liabilities, such as fines, sanctions, litigation and lawsuits, provided that the Bank has acquired a right, and therefore has an obligation; and the liability is probable, justifiable, quantifiable and verifiable.

This account also records estimates for taxes and labor expenses calculated as indicated above.

(y) Additional paid-in capital

Additional paid-in capital consists of the excess paid by an investor over the par-value price of a stock issued. For the public offerings of preferred shares offered by the Bank exclusively outside of Colombia in the form of American Depositary Shares (“ADSs”), the discount contained in an underwriting agreement is recognized as a deduction from the additional paid-in capital.

(z) Other Income, Costs and Expenses

Other income, cost and expenses are recognized on an accrual basis.

Loan origination costs are recorded in the consolidated statements of operations when incurred. The Bank has not implemented a policy of collecting commissions on the origination of the loans, and the commissions that it collects from credit cards are recorded in the income accounts using the accrual method.

Profits in leaseback transactions of real estate with a real estate investment fund, after duly evaluating the legal and economic aspects of the transaction are recorded in the consolidated statement of operations.

(aa) Memorandum Accounts

Contingent accounts record operations in which the Bank acquires rights or assumes obligations conditioned by possible or remote future events. They also include financial income accrued on nonaccrual assets in the loan portfolio and financial leasing operations.

Contingencies including fines, sanctions, litigation and lawsuits are evaluated by the Bank’s Legal Department and its legal advisors. Estimating loss contingencies necessarily implies exercising judgment. In estimating loss contingencies regarding pending legal proceedings against the Bank, legal counsel evaluates, among other aspects, the merits of the case, the case law of the courts in question and the current status of the individual proceedings.

If this evaluation reveals the probability that a loss has occurred and the amount of the liability can be estimated, then this is duly recorded in the financial statements. If the evaluation reveals that a potential loss is not probable, or the outcome either is uncertain or probable but the amount of the loss cannot be estimated, then the nature of the corresponding contingency is disclosed in a note to the financial statements along with the probable estimated range of the loss. Loss contingencies that are estimated as being remote are not disclosed, except when a remote contingency is required by a regulator.

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

(ab) Net Income per Share

To determine net income per share, the Bank uses the weighted average of Preferred and Common Shares outstanding during the accounting period. During the years ended on December 31, 2012 and 2011, the Bank’s weighted average of Preferred and Common Shares outstanding were 845,531,918 and 787,827,003, respectively.

(ac) Insurance Liabilities

Actuarial liabilities

Actuarial liability for long term individual life insurance is calculated based on mortality tables, interest rates and actuarial formulas for each type of insurance.

The interest rate used in calculating the liability is the rate used to calculate the premium of the life insurance contract according to each type of insurance.

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

Salvage and Recovery

This item records all those revenues received from salvaging goods subject to claims for which the insurance company has paid to its clients the corresponding indemnities.

(ad) Business Combinations

Business combinations are recorded as follows: (i) the assets acquired and the liabilities assumed are recorded at book value, (ii) the consolidated statements of operations of the acquiring company for the period in which a business combination occurs includes the income of the acquired company as if the acquisition had occurred on the first day of the reporting period, and (iii) the costs directly related to the purchase business combination are not considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by Bank management.

However, the Conavi and Corfinsura acquisition which occurred in 2004 was accounted for using the pooling of interests method due to the fact that the combination was between entities under common control.

(3) Transactions in Foreign Currency

Colombian regulations define the limit on the amount of foreign-currency assets and liabilities as 20% of the Bank’s Technical Capital. As of December 31, 2012 and 2011, the Bank was in compliance with these regulations.

Substantially all foreign currency holdings are in U.S. Dollars. The consolidated foreign currency assets and liabilities of the Bank at December 31, 2012 and 2011, converted to USD based on exchange rates in effect at the respective balance sheet dates, were as follows:

	2012		2011

Assets:
Cash and due from banks	USD	1,535,023	USD	961,307
Funds sold and securities purchased under agreements to resell		323,515		465,687
Investment securities		1,381,185		1,027,664
Loans, net		8,980,925		8,493,153
Customers’ acceptances and derivatives		(3,669,142)		701,136
Accounts receivable		130,295		126,208
Premises and equipment, net		103,391		122,571
Other assets		612,149		628,748
Total foreign currency assets	USD	9,397,341	USD	12,526,474
Liabilities:
Deposits		6,556,833		5,597,488
Bank acceptances outstanding and derivatives		(3,237,743)		1,393,734
Borrowings from development and other domestic banks		32,443		37,333
Interbank borrowings		1,020,040		2,126,378
Long term-debt		4,002,558		2,744,130
Other liabilities		284,043		367,505
Total foreign currency liabilities		8,658,174		12,266,568
Net foreign currency asset position	USD	739,167	USD	259,906

At December 31, 2012 and 2011, the net foreign exchange proprietary trading assets amounted to USD 159,067 and USD 146,013 respectively, which met the legal requirements.

At December 31, 2012 and 2011, foreign currency of foreign subsidiaries represents 75.64% and 82.86% respectively, of the consolidated assets in foreign currency and 74.82% and 83.98% respectively, of the consolidated liabilities in foreign currency.

(4) Cash and Due from Banks

The balances of cash and due from banks consisted of the following:

	2012		2011

Colombian peso denominated:
Cash	COP	2,924,600	COP	2,798,716
Due from the Colombian Central Bank		1,424,925		2,019,340
Due from domestic banks		73,768		126,735
Remittances of domestic negotiated checks in transit		7,178		6,496
Allowance for cash and due from banks		(729)		(511)
Total local currency denominated		4,429,742		4,950,776

Foreign currency denominated:
Cash		178,935		135,597
Due from the Colombian and El Salvador Central Bank		583,959		556,212
Due from foreign banks		1,856,232		1,128,905
Remittances of foreign negotiated checks in transit		95,174		46,845
Allowance for cash and due from banks		(27)		(28)
Total foreign currency denominated		2,714,273		1,867,531
Total cash and due from banks	COP	7,144,015	COP	6,818,307

(5) Investment Securities

Investments in trading securities consisted of the following:

	2012		2011

Trading Securities

Colombian peso denominated:
Colombian government	COP	5,582,574	COP	2,890,170
Government entities		29,559		32,244
Financial institutions		365,234		570,825
Corporate bonds		59,899		69,452
Equity securities		315,325		293,687
Total local currency denominated		6,352,591		3,856,378

Foreign currency denominated:
Colombian government		179,074		135,350
Foreign governments		124,361		1,386
Financial institutions		65,280		5,861
Corporate bonds		86,831		751
Equity securities		11,766		12,077
Total foreign currency denominated		467,312		155,425
Total trading securities		6,819,903		4,011,803
Allowance for trading securities		(1,271)		(5,245)
Total trading securities, net	COP	6,818,632	COP	4,006,558

The foreign currency denominated securities issued or secured by the Colombian government are bonds denominated in U.S. Dollars, purchased at par value, with annual average interest rates of 2.27% and 2.10% for 2012 and 2011, respectively.

Investments in available for sale securities consisted of the following:

Available for sale - Debt securities	2012		2011

Colombian peso denominated:
Colombian government	COP	-	COP	72,394
Financial institutions		461,677		673,314
Other		-		1,129
Total local currency denominated		461,677		746,837

Foreign currency denominated:
Colombian government		57,816		65,250
El Salvador Central Bank		69,035		132,392
Government entities(1)		58,400		72,100
Foreign governments		561,018		450,067
Financial institutions		202,845		168,171
Corporate bonds		19,033		51,248
Other		26,218		73,418
Total foreign currency denominated		994,365		1,012,646
Total Available for sale - Debt securities		1,456,042		1,759,483
Valuation allowance for available for sale securities		(11,148)		(9,715)
Total available for sale securities, net	COP	1,444,894	COP	1,749,768

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

The Bank received proceeds from sales of COP 1,768,227 and COP 1,450,358 of available for sale debt securities during the years ended December 31, 2012 and 2011, respectively.

	Participation percentage at December 31, 2012	2012		Participation percentage at December 31, 2011	2011
Available for sale - equity securities

Sura Asset Management España S.L. (1)	4.13%	COP	262,173	-	COP	-
Grupo Odinsa S.A.(2)	13.50%		197,946	13.46%		190,516
Sociedad Administradora de Fondos de Pensiones y de Cesantías Protección S.A.	20.58%		86,993	24.64%		86,993
EPSA S.A. ESP	1.96%		62,343	1.96%		62,343
Inversiones Inmobiliaria Arauco Alameda(3)	22.50%		51,781	45.00%		24,136
Bolsa de Valores de Colombia	8.63%		45,269	8.63%		52,501
Todo Uno Services(4)	-		-	47.72%		46,281
Avefarma S.A.S.(5)	21.00%		20,423	-		-
Titularizadora Colombia S.A.	21.25%		14,743	21.25%		14,743
Concesiones CCFC S.A.	25.50%		7,223	25.50%		7,223
Panamerican Farmaceutical Holding INC(6)	21.00%		6,846	-		-
Enka de Colombia S.A.	6.60%		5,615	6.60%		9,523
Concesiones Urbanas S.A.	33.33%		5,590	33.33%		5,590
Cadenalco S.A. Securitization	3.33%		5,250	3.33%		5,150
Depósito Centralizado de Valores de Colombia Deceval S.A.	13.59%		4,738	13.59%		4,738
Redeban Red Multicolor	20.36%		4,396	20.36%		4,396
Banco Latinoamericano de exportaciones BLADEX S.A.	0.20%		1,718	0.20%		1,799
Other			26,118			17,277
Total equity securities		COP	809,165		COP	533,209

Valuation allowance for equity securities			-			(65,138)
Total equity securities, net		COP	809,165		COP	468,071

(1)	The Bank’s subsidiary, Banagricola S.A., a Panamanian company subscribed for 4,129 shares representing 4.13% of the capital stock of Grupo de Inversiones Suramericana España S.L., a company organized and existing under the laws of Spain and the indirect owner of the ING Latinamerica pension and insurance assets purchased by Grupo de Inversiones Suramericana in late 2011. The subscription price for the shares is USD 36,539 per share, for a total purchase price of approximately USD 150,870.
(2)	During February 2012, the Bank’s subsidiary, Inversiones CFNS increased its stock participation in Grupo Odinsa through a purchase of 64,421 common shares for COP 562 and received stock dividends amounted to COP 6,867.
(3)	During March and September 2012, the Bank’s subsidiary, Banca de Inversion Bancolombia increased its investment in Inversiones Inmobiliaria Arauco Alameda through capitalization for COP 27,645, corresponding to 2,764,479 common shares.
(4)	In August 2012, the Bank’s subsidiary, Sistema de Inversiones y Negocios S.A. (“SINESA”) sold its 47.72% participation in Todo1 Services Inc.
(5)	In December 2012, the Bank’s subsidiary, Inversiones CFNS acquired shares representing approximately 21.0% of the outstanding shares (corresponding to 3,697,698 shares) of Avefarma S.A.S. for COP 20,423.

(6)	In December 2012, the Bank’s subsidiary, Inversiones CFNS acquired shares representing approximately 21.0% of the outstanding shares of Panamerican Farmaceutical Holding INC for COP 6,846.

In December 2012, Bancolombia Panamá S.A. (a Panamanian subsidiary of the Bank) and BAM Financial Corporation (“BFC”), entered into a stock purchase agreement, pursuant to which Bancolombia Panamá will purchase from BFC a 40% stake in the capital stock of the Panamanian company Agromercantil Holding Group. Bancolombia Panamá will pay a total of USD 216,000 to BFC for the 40% interest and subject to the completion of the transaction, Bancolombia Panamá and BFC entered into a stockholders agreement, which will provide, among other things, for the acquisition by Bancolombia Panamá of control of Agromercantil Holding Group in the med term. Completion of the transaction is subject to the receipt of regulatory approvals in Colombia, Guatemala, and Panamá and the satisfaction of other conditions.

Dividends received from equity investments amounted to COP 47,610, COP 27,700 and COP 34,699 for the years ended December 31, 2012, 2011 and 2010, respectively.

The following equity securities are impaired and the Bank has recognized the impairment amounts:

	2012		2011
	Valuation			Valuation
	Allowance		Risk Category	Allowance

Todo 1 Services	COP	-	C	COP	46,281
Industria Colombo Andina Inca S.A.		-	E		367
Enka de Colombia S.A		-	B		3,280
Grupo Odinsa S.A.		-	A		3,567
Bolsa de Valores de Colombia		-	A		11,643
	COP	-		COP	65,138

Investments in held to maturity securities consisted of the following:

	2012		2011
Held to Maturity Securities

Colombian peso denominated:
Colombian government	COP	376,703	COP	443,181
Government entities		1,249,017		1,159,509
Financial institutions		1,173,360		1,297,556
Corporate bonds		4,420		4,517
Total Colombian-Peso denominated		2,803,500		2,904,763

Foreign currency denominated:
El Salvador Central Bank		513,383		553,461
Government entities		113		175
Foreign governments		19,002		39,802
Financial institutions		73,177		147,733
Other		74,185		89,754
Total foreign currency denominated		679,860		830,925
		3,483,360		3,735,688
Valuation allowance for Held to Maturity securities		(1,740)		(1,894)
Total Held to Maturity securities, net	COP	3,481,620	COP	3,733,794

As of December 31, 2012 and 2011, the Bank pledged investment securities amounting to COP 119,132 and COP 1,984,210, respectively, as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.

The following table summarizes the maturities and weighted average yields of the Bank’s investment debt securities as of December 31, 2012:

	As of December 31, 2012
	Maturing in less than 1 year		Maturing between 1 and 5 years		Maturing between 5 and 10 years		Maturing in more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
	(COP million, except yields)
Securities issued or secured by: Foreign currency-denominated:
Colombian government	7,599	5.53%	67,512	2.12%	161,755	2.18%	24	6.93%	236,890	2.27%
El Salvador Central Bank	582,418	0.40%	-	-	-	-	-	-	582,418	0.40%
Other government entities	-	-	7,544	4.21%	12,530	4.61%	38,439	3.27%	58,513	3.68%
Other financial entities	14,118	3.70%	157,222	3.97%	169,962	4.87%	-	-	341,302	4.41%
Foreign governments	378,848	4.11%	47,574	1.15%	181,367	2.96%	85,962	4.63%	693,751	3.67%
Others	-	-	98,517	6.88%	99,964	4.04%	7,268	5.01%	205,749	5.44%
Subtotal	982,983	1.91%	378,369	4.05%	625,578	3.48%	131,693	4.25%	2,118,623	2.90%

Securities issued or secured by: Peso-denominated
Colombian government	534,420	5.03%	3,766,334	5.10%	206,486	5.59%	57,192	6.03%	4,564,432	5.12%
Other Government entities..	1,261,441	2.41%	9,583	7.55%	7,552	0.87%	-	-	1,278,576	2.43%
Other financial entities	121,895	6.17%	228,600	6.99%	692,450	6.93%	652,639	11.75%	1,695,584	8.74%
Others	20,138	6.63%	37,390	3.38%	6,791	7.69%	-	-	64,319	4.85%
Subtotal	1,937,894	3.41%	4,041,907	5.19%	913,279	6.58%	709,831	11.29%	7,602,911	5.47%
Securities issued or secured by:
UVR-denominated
Colombian Government.	1,034,410	1.38%	349,340	0.54%	8,857	2.51%	2,238	2.84%	1,394,845	1.18%
Other financial entities	-	-	26,142	5.75%	211,936	4.13%	63,598	9.12%	301,676	5.32%
Subtotal	1,034,410	1.38%	375,482	0.90%	220,793	4.06%	65,836	8.90%	1,696,521	1.91%
Total (COP)	3,955,287		4,795,758		1,759,650		907,360		11,418,055

(1)	Amounts are net of allowances for decline in value which amounted to COP 14,159 at December 31, 2012.
(2)	Yield was calculated using the internal return rate (IRR) as of December 31, 2012.

(6) Loans and Financial Leases

Loan portfolio and financial lease contracts were classified, in accordance with the provisions of the SFC, as follows:

December 31, 2012

Rating	Commercial		Consumer		Mortgage		Small business loans		Financial leases		Total
“A” Normal	COP	40,161,323	COP	11,173,081	COP	5,624,738	COP	294,399	COP	8,199,682	COP	65,453,223
“B” Acceptable		789,623		629,856		152,237		10,118		184,428		1,766,262
“C” Appreciable		737,201		244,513		74,472		5,700		117,714		1,179,600
“D” Significant		467,418		356,079		28,789		5,523		90,242		948,051
“E” Unrecoverable		310,095		177,132		77,588		18,851		57,877		641,543
Total loans and financial leases	COP	42,465,660	COP	12,580,661	COP	5,957,824	COP	334,591	COP	8,649,943	COP	69,988,679

December 31, 2011

Rating	Commercial		Consumer		Mortgage		Small business loans		Financial leases		Total
“A” Normal	COP	36,178,917	COP	9,378,629	COP	4,568,655	COP	279,477	COP	6,689,482	COP	57,095,160
“B” Acceptable		819,831		824,253		103,462		10,046		188,475		1,946,067
“C” Appreciable		457,906		247,367		55,265		6,557		146,798		913,893
“D” Significant		491,898		230,958		32,001		6,013		87,812		848,682
“E” Unrecoverable		264,445		164,839		81,285		14,813		59,244		584,626
Total loans and financial leases	COP	38,212,997	COP	10,846,046	COP	4,840,668	COP	316,906	COP	7,171,811	COP	61,388,428

Promissory notes documenting loans amounting to COP 1,124,726 and COP 957,698 at December 31, 2012 and 2011, respectively, have been duly endorsed to development banks, as required by applicable laws.

The following table represents a summary of troubled restructured loans:

	2012		2011

Performed by the Bank	COP	1,261,050	COP	1,263,924
Performed under local regulations		293,637		266,397
Interest and other receivables items		13,689		12,080
Trouble loans restructured		1,568,376		1,542,401
Allowances for loan losses		(509,423)		(489,988)
Troubled loans restructured, net	COP	1,058,953	COP	1,052,413

(7) Allowance for Loans, Financial Leases and Accrued Interest Losses

The following table sets forth an analysis of the activity in the allowance for loans and financial leases losses:

	2012		2011		2010
Balance at beginning of period	COP	2,812,582	COP	2,509,213	COP	2,431,667
Sale of Asesuisa S.A. and Asesuisa Vida S.A.(1)		(688)		-		-
Provisions for loan losses		2,344,265		1,796,873		1,842,406
Reversals of provisions		(1,192,067)		(972,251)		(1,085,211)
Charge-offs		(678,506)		(531,682)		(658,151)
Effect of changes in foreign exchange rates		(35,947)		10,429		(21,498)
Balance at end of year	COP	3,249,639	COP	2,812,582	COP	2,509,213
Ratio of charge-offs to average outstanding loans		1.07%		0.99%		1.49%
Recovery of charged-off loans	COP	167,819	COP	244,141	COP	276,209

(1)	On September 27, 2012, Banagricola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., sold to Suramericana 97.03% of its shares of capital stock of Aseguradora Suiza Salvadoreña. See note 1 “Organization and background”.

Recoveries of charged-off loans are recorded separately in the consolidated statements of operations.

The following table sets forth the activity in the allowance for accrued interest losses:

	2012		2011		2010

Balance at beginning of year	COP	43,644	COP	38,952	COP	45,937
Provision		48,085		31,852		33,540
Charge-offs		(15,142)		(9,088)		(18,057)
Reversal of provisions		(22,067)		(18,133)		(22,118)
Effect of changes in foreign exchange rates		(494)		61		(350)
Balance at end of year	COP	54,026	COP	43,644	COP	38,952

(8) Customers’ Acceptances and Derivatives

The Bank’s rights and commitments from customers’ acceptances and derivatives operations were as follows:

	2012		2011
Assets

Customer Acceptances	COP	54,263	COP	35,201

Derivative Assets
Spot Transactions		206		180
Future Contracts		11		11
Forward Contracts		116,966		94,402
Swaps		597,890		547,991
Options		13,678		63,511
Total Derivative Assets		728,751		706,095

Total Customer Acceptances and Derivative Assets		783,014		741,296

Liabilities
Customers Acceptances		54,263		35,201

Derivative Liabilities
Forward contracts		98,226		143,068
Swaps		422,839		297,864
Options		50,304		37,842
Total Derivative Liabilities		571,369		478,774

Total Customers Acceptances and Derivative liabilities	COP	625,632	COP	513,975

(9) Accounts Receivable

Accounts receivable consisted of the following:

		2012(1)		2011(1)
Advances to suppliers	COP	489,914	COP	348,366
Balance in favor on credit card clearing house		488,218		384,824
Commissions		70,868		60,478
Value Added Tax (VAT) - Asset		39,808		38,229
Recoveries of insurances on deposits (“Fogafin”)		28,647		20,342
Other credit card receivable (joint venture Tuya S.A.)		27,705		11,828
Treasury operations pending payment by the customers		26,074		2,964
Accounts receivables in branches		20,966		6,840
Overnight funds sold		13,662		13,638
Sale of goods and services		12,606		12,703
Fees on international wire transfers		11,176		11,860
Sierras del Chicó and Chicó Oriental		5,330		5,262
Insurance on securitization process		3,723		7,553
Dividends		392		-
Advances to employees		272		417
Insurance premium receivables(2)		-		55,311
Advances on commitments to purchase assets		-		2,041
Other receivables		80,508		82,565
Total accounts receivable		1,319,869		1,065,221
Allowance for account receivable		(76,606)		(48,236)
Account receivable, net	COP	1,243,263	COP	1,016,985

(1)	Includes all accounts receivable except those originated for interest loans.
(2)	On September 27, 2012, Banagricola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., sold to Suramericana 97.03% of its shares of capital stock of Aseguradora Suiza Salvadoreña, an insurance subsidiary in the Republic of El Salvador. See note 1, “Organization and background”.

The changes in allowance for accounts receivable losses are as follows:

	2012		2011		2010

Balance at beginning of year	COP	48,236	COP	63,759	COP	72,619
Sale of AFP Crecer(1)		-		(150)		-
Sale of Asesuisa S.A. and Asesuisa Vida(2)		(615)		-		-
Provision for uncollectible amounts		104,015		56,534		63,224
Charge - offs		(34,958)		(16,904)		(24,920)
Effect of difference in exchange rate		(586)		108		(2,170)
Reversal of provision and recoveries		(39,486)		(55,111)		(44,994)
Balance at end of year	COP	76,606	COP	48,236	COP	63,759

(1)	Corresponds to allowance accounted for AFP Crecer as of December 31, 2010. During 2011, the Bank sold 99.99% of the shares of capital stock in AFP Crecer.
(2)	On September 27, 2012, Banagricola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., sold to Suramericana 97.03% of its shares of capital stock of Aseguradora Suiza Salvadoreña, an insurance subsidiary in the Republic of El Salvador. See note 1, “Organization and background”.

(10) Premises and Equipment

At December 31, 2012 and 2011 Premises and Equipment consisted of the following:

	2012		2011

Premises and Equipment
Lands	COP	124,031	COP	138,957
Buildings		694,441		702,936
Furniture, equipment and fixtures		271,255		265,931
Computer equipment		388,234		420,109
Vehicles		7,930		9,005
Construction in progress		12,709		12,392
Equipment in transit		608,511		823,260
Total		2,107,111		2,372,590
Less Accumulated depreciation		(758,623)		(744,868)
Allowance for impairment		(6,790)		(5,411)
Premises and equipment, net	COP	1,341,698	COP	1,622,311

Premises and equipment depreciation expense for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, amounted to COP 97,458, COP 97,801 and COP 106,974, respectively.

(11) Premises and equipment under Operating Leases

Premises and equipment under operating leases where the Bank or any of its subsidiaries act as lessor consisted of the following:

	2012		2011

Machinery and equipment	COP	490,310	COP	257,013
Vehicles		1,340,930		910,320
Furniture, equipment and fixtures		42,996		33,420
Computer equipment		450,828		320,780
Real estate		521,322		321,984
Total		2,846,386		1,843,517
Lease payments receivables under lease contracts		37,177		32,425
Less accumulated depreciation		(645,743)		(466,856)
Allowance for impairment		(45,892)		(29,029)
Operating Leases, net	COP	2,191,928	COP	1,380,057

Operating lease depreciation expense for the years ended December 31, 2012, 2011 and 2010, amounted to COP 222,144, COP 125,202 and COP 88,770, respectively.

(12) Prepaid Expenses and Deferred Charges

At December 31, 2012 and 2011, prepaid expenses and deferred charges consisted of the following:

	2012		2011
Prepaid expenses:
Insurance premiums	COP	11,209	COP	13,695
Software licenses		14,434		10,212
Equipment maintenance		1,053		573
Commissions paid(1)		2,692		-
Other		3,647		5,682
Total prepaid expenses		33,035		30,162

Deferred charges:
Equity tax and other contributions(2)		228,056		342,023
Software purchased and related capitalized costs under INNOVA project		275,730		259,130
Software other than under the Innova project		59,095		65,010
Discounts on issuance of bonds		99,661		47,139
Deferred tax asset(3)		40,257		382
Swaps fair value adjustment originated on their first contract day		14,863		20,953
Leasehold improvements		1,522		2,421
Commissions		689		1,292
Other		20,022		16,944
Total deferred charges		739,895		755,294
Total prepaid expenses and deferred charges	COP	772,930	COP	785,456

(1)	As a consequence of the merger of the Suramericana’s portfolio funds Renta Fija and Renta Variable with Fiduciaria’s portfolio funds F.C.O. Fiducuenta and Renta Acciones, that took place in November 2012, a deferred commission was recognized by Fiduciaria Bancolombia, the Bank’s trust subsidiary.
(2)	Since 2007 Colombian tax regulations require companies to pay annually in addition to the income tax, a special tax defined as “Equity tax”, calculated on their net assets on the basis of their tax basis as of January 1 of each year at the statutory tax rate of 1.2%. During 2010 and 2011 a new regulation required companies to calculate this tax only once for the next four years as of January 1, 2011 at the tax rate of 6% and payable in eight semi-annual installments over four years without interest. The equity tax calculated by the Bank and its subsidiaries amounts to approximately COP 469,002. In accordance with accounting rules in Colombia, this amount was recorded as a deferred asset to be amortized on a straight line and an equivalent amount was recorded as an account payable.
(3)	See Note 2 “Summary of significant accounting policies”, (t) Deferred Tax.

(13) Other Assets

At December 31, 2012 and 2011, other assets consisted of the following:

	2012		2011

Other assets:
Value added tax deductible and withholding taxes	COP	68,658	COP	50,289
Investment in Trust		1,511		10,217
Deposits in derivative operations		152,481		104,176
Assets to place in lease contracts		1,839,615		1,455,527
Inventory		2,284		1,875
Joint Ventures		13,758		16,855
Other		10,640		58,709
Total other assets	COP	2,088,947	COP	1,697,648

(14)Goodwill

The following table sets forth an analysis of the activity in the goodwill account:

	2012		2011		2010

Balance at beginning of the year	COP	679,861	COP	750,968	COP	855,724
Additions derived from the acquisition of Banagricola by Bancolombia Panamá		-		-		27
Additions derived from the purshase to noncontrolling interest of Renting Colombia by Leasing Bancolombia (1)		-		-		6,038
Acquisition of Uff Movil S.A.S (2)		21,995		-		-
Other Additions (3)		12		52		137
Sale of AFP Crecer subsidiary (4)		-		(28,553)		-
Sale of Asesuisa subsidiary (see note 1)		(24,146)		-		-
Amortization		(45,690)		(51,239)		(55,966)
Effect of change in foreign exchange rate		(60,659)		8,633		(54,992)
Balance at end of the year	COP	571,373	COP	679,861	COP	750,968

(1) In March 2010, Leasing Bancolombia increased its equity interest participation in Renting Colombia, by buying the shares that the foreign partners, Mitsubishi International Corporation and Mitsubishi Corporation, had in Renting Colombia. As of December 31, 2011, the Bank had a participation of 100 % in Renting Colombia.

(2)	In August 2012, Banagrícola, a subsidiary of Bancolombia Panamá, acquired 70% of Uff Móvil S.A.S. a telecommunications operator in Colombia. The transaction price was COP 21,000, a sum paid in full on the date of the transaction.

(3) The additions to the goodwill derived from new acquisitions of Banco Agricola by IFBA in the amount of COP 12 during 2012; the additions derived from acquisitions of IFBA by Banagricola, COP 52 during the year 2011 and COP 21 during the year 2010; besides, the additions derived from a acquisitions of Banco Agrícola by IFBA in the amount of COP 116 during the year 2010.

(4) On January 28, 2011, Banagrícola S.A. and IFBA subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed a contract under wich Banagrícola S.A. and IFBA. sold to Protección S.A. the equivalent of 99.99% of the shares of capital stock of AFP Crecer, an administrator of pension funds in the Republic of El Salvador. Banagrícola S.A. and IFBA received a total of USD 104,531 as payment for the shares.

Goodwill derived from the acquisition of Banagricola S.A., Renting Colombia S.A and Uff Móvil S.A.S. were allocated by segments at December 31, 2012 as follows:

Segments	Gross		Net of amortization

Banking El Salvador	COP	770,185	COP	547,554
Renting		6,037		2,875
Mobile Network Operator		21,995		20,944
	COP	798,217	COP	571,373

At December 31, 2012, goodwill derived from the acquisition of Banagricola S.A. was tested for impairment, using the discounted cash flow methodology. The Bank concluded that there is no impairment of goodwill.

(15) Foreclosed Assets

Foreclosed assets consisted of the following:

	2012		2011

Equity securities	COP	30,056	COP	33,475
Real estate		220,854		176,855
Machinery and Equipment		925		3,661
Vehicles		14,705		13,034
Other assets		4,394		4,041
Total		270,934		231,066
Allowance for impairment		(186,116)		(177,872)
Total foreclosed assets, net	COP	84,818	COP	53,194

The following is a summary of equity securities classified as foreclosed assets:

	2012		2011

Procampo Trust	COP	7,044	COP	7,044
Pizano S.A. (1)		11,654		6,884
FibraTolima Trust		1,572		1,572
Calima Resort Trust		1,485		1,485
Clinica Shaio Trust		456		456
Líneas Agromar Trust		209		209
Mercantil Nilo		4,421		4,857
C.I. Flores de la Sabana Trust		1,530		-
Guayacanes FA-3 Trust		-		9,205
Other		1,685		1,763
Total	COP	30,056	COP	33,475

(1)	During 2012, the Bank has received COP 4,770, due to the capitalization of the “Revaluation of equity” account carried out by the entity.

The activity in the allowance for foreclosed assets is as follows:

	2012		2011		2010

Balance at beginning of year	COP	177,872	COP	187,326	COP	170,308
Provision		60,167		59,633		45,077
Charge offs		(920)		(1,343)		(502)
Recoveries		(42,900)		(69,357)		(23,057)
Sale of Asesuisa(1)		(280)		-		-
Effect of changes in foreign exchange rates		(7,823)		1,613		(4,500)
Balance at the end of year	COP	186,116	COP	177,872	COP	187,326

(1)	On September 27, 2012, Banagricola S.A. and IFBA, subsidiaries of Bancolombia S.A., sold to Suramericana 97.03% of their shares of capital stock of Aseguradora Suiza Salvadoreña, an insurance subsidiary in the Republic of El Salvador.

(16) Reappraisal of Assets and surplus for Reappraisal of Assets

The following table describes reappraisals of assets:

	2012		2011

Reappraisal of Assets, net	COP	851,920	COP	783,989
Less: proportional revaluation of assets purchased under business combination process (1)		(110,790)		(110,934)
Less: minority interests		(48,295)		(36,015)
Total surplus for Reappraisal of Assets	COP	692,835	COP	637,040

______________

(1)	Refers to the business combination transaction involving Banca Inversión Bancolombia S.A., Leasing Bancolombia S.A., Fiduciaria Bancolombia S.A., Tuya S.A., Valores Bancolombia S.A., Factoring Bancolombia S.A. and Inversiones Financieras Banco Agrícola S.A., calculated at the respective acquisition dates.

(17) Interbank Borrowings

Interbank borrowings, primarily denominated in U.S. Dollars, at December 31, are summarized as follows:

	2012		2011
Foreign banks
Short-term	COP	730,092	COP	2,577,258
Long-term		1,073,573		1,553,657
Total	COP	1,803,665	COP	4,130,915

For the purposes of this classification, short-term interbank borrowings, obtained from other banks for liquidity purposes, are unsecured and generally have maturities ranging from 90 to 180 days.

As of December 31, 2012 and 2011, the average interest rates on U.S. dollar-denominated short-term borrowings from foreign banks were 1.24% and 1.71%, respectively.

For long-term interbank borrowings, the weighted interest rate was 1.93% and 1.86% in 2012 and 2011, respectively.

Maturities of interbank borrowings at the end of 2012 were as follows:

	2012

2013	COP	1,346,286
2014		400,839
2015		14,835
2016		6,325
2017		-
2018 and thereafter		35,380
	COP	1,803,665

The unused credit lines of interbank borrowings at the end of the year 2012 and 2011 were USD 1,568,200 and USD 110,200, respectively.

The maximum amount of borrowing at any month-end during 2012 and 2011 was COP 3,693,395 and COP 4,130,915, respectively.

The minimum amount of borrowing at any month-end during 2012 and 2011 was COP 1,626,455 and COP 2,094,154 respectively.

(18) Borrowings from development and other domestic banks

The Colombian government has established programs to promote the development of specific sectors of the economy. These sectors include foreign trade, agriculture, tourism and many other industries. These programs are under the administration of the Colombian Central Bank and various government entities.

Loans under these programs generally bear interest from 3% to 6% above the average rates paid by domestic banks on short-term time deposits. Loan maturities vary depending on the program (ranging from one to 15 years). The bank funds approximately 0% to 2% of the total loan balance, with the reminder being provided by the respective government agencies. Loans to customers are in the same currency and maturities as the borrowings from the agencies.

As of December 31, 2012 and 2011, borrowings from domestic development banks and other domestic banks consisted of the following:

	2012		2011

Banco de Comercio Exterior de Colombia (“Bancoldex”)	COP	844,327	COP	749,898
Fondo para el Financiamiento del Sector Agropecuario (“Finagro”)		582,901		649,306
Findeter		1,160,790		1,239,678
Other		879,825		689,129
Total	COP	3,467,843	COP	3,328,011

Interest rates on borrowings from development and other domestic banks averaged 7.0% and 5.7% in 2012 and 2011, respectively, in local currency and 5.4% and 3.9% in 2012 and 2011, respectively, in foreign currency. Maturities at December 31, 2012 were as follows:

2013	COP	840,309
2014		401,908
2015		429,152
2016		373,160
2017		370,775
2018 and thereafter		1,052,539
Total	COP	3,467,843

(19) Other Liabilities

Other liabilities consisted of the following:

	2012		2011

Deferred tax liability	COP	180,615	COP	167,228
Accrued payroll and other severance benefits		177,406		134,241
Advances		140,313		120,668
Accrued pension obligations net of deferred cost		118,434		118,595
Deferred interest on restructured troubled loans		81,456		66,713
Unearned income(1)		36,406		41,497
Insurance liabilities(2)		28,250		94,034
Accrued severance under Law 50, net of advances		41,276		37,639
Accrued severance before Law 50, net of advances to employees		15,953		16,947
Deferred profit on sales of assets		2,926		4,135
Deferred commissions on standby letters		-		2,360
Other		65,155		70,273
Total	COP	888,190	COP	874,330

______________

(1)	Unearned income principally consists of prepayments of interest by customers.
(2)	Insurance liabilities decrease due to the fact that Banagricola S.A. and IFBA, subsidiaries of Bancolombia S.A., sold to Suramericana 97.03% of its shares of capital stock of Aseguradora Suiza Salvadoreña, an insurance subsidiary in the Republic of El Salvador.

In accordance with the Colombian Labor Code, employers must pay retirement pensions to employees who fulfill certain requirements as to age and time of service. However, the Social Security Institute and other private funds have assumed the pension obligation for the majority of the Bank’s employees.

Pension obligation

The following is an analysis of the Bank’s pension obligations:

	Projected
	pension
	liability		Deferred cost		Net
Balance at December 31, 2009	COP	112,595	COP	-	COP	112,595
Adjustment per actuarial valuation		10,824		-		10,824
Benefits paid		(10,824)		-		(10,824)
Liability adjustment for changes in actuarial assumptions		11,752		(11,752)		-
Balance at December 31, 2010	COP	124,347	COP	(11,752)	COP	112,595
Adjustment per actuarial valuation		10,867		-		10,867
Benefits paid		(9,907)		-		(9,907)
Pension cost		-		5,040		5,040
Liability adjustment for changes in actuarial assumptions		(3,722)		3,722		-
Balance at December 31, 2011	COP	121,585	COP	(2,990)	COP	118,595
Adjustment per actuarial valuation		9,720		-		9,720
Benefits paid		(9,881)		-		(9,881)
Liability adjustment for changes in actuarial assumptions		(2,990)		2,990		-
Balance at December 31, 2012	COP	118,434	COP	-	COP	118,434

In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations. The significant assumptions used in the actuarial calculations were the following:

	2012	2011	2010
Discount rate	4.80%	4.80%	4.80%
Future pension increases	3.26%	3.53%	4.51%

(20) Long-Term Debt

Companies are authorized by the SFC to issue or place ordinary bonds or general unsecured bonds.

Long-term debt consists of bonds issued by Bancolombia S.A. and by its subsidiaries, Banco Agrícola S.A., Leasing Bancolombia, TUYA S.A. and Renting Colombia S.A.

2012
Issuer	Currency	Originally issued		Balance		Rate
Bancolombia S.A.	Local	COP	4,129,199	COP	2,750,467	5.17% –14.18%
Bancolombia S.A.	Foreign	USD	3,766,970		6,660,869	4.25% – 6.99%
Leasing Bancolombia S.A.	Local	COP	2,283,555		2,067,809	6.10% – 10.90%
Banco Agricola S.A.	Foreign	USD	235,588		416,574	3.56% – 4.50%
Renting Colombia S.A.	Local	COP	46,000		44,000	IPC+5.90% - IPC+6.80%
Tuya S.A.	Local	COP	119,500		119,500	IPC+2%
Total Long term debt				COP	12,059,219

2011
Issuer	Currency	Originally issued		Balance		Rate
Bancolombia S.A.	Local	COP	4,490,529	COP	3,111,796	5.33%–14.18%
Bancolombia S.A.	Foreign	USD	2,540,000		4,933,487	4.25%–6.99%
Leasing Bancolombia S.A.	Local	COP	1,907,463		1,696,218	4.36%–10.90%
Banco Agricola S.A.	Foreign	USD	204,630		397,535	2.64%-4%
Renting Colombia S.A.	Local	COP	360,000		95,447	Fix 9.10% IPC + 6.80% IPC + 5.90%
Tuya S.A.	Local	COP	74,500		74,500	IPC + 2%
Total Long term debt				COP	10,308,983

The scheduled maturities of long term-debt at December 31, 2012 are as follows:

2013	COP	1,094,261
2014		800,714
2015		315,782
2016		1,155,622
2017		447,142
2018 and thereafter		8,245,698
Total	COP	12,059,219

Foreign market:

In September 2012, Bancolombia S.A. sold an aggregate principal amount of USD 1,200,000 of its Subordinated Notes due September 11, 2022. This amount includes USD 50,000 of Subordinated Notes due September 11, 2022, which were sold in the Asian market. The notes have a 10-year maturity and a coupon of 5.125%, payable semi-annually on March 11 and September 11 of each year, commencing on March 11, 2013. They were issued at 99.421% of their nominal amount.

In September 2012, Bancolombia S.A. commenced a private offer to exchange any and all of its outstanding Subordinated Notes due 2017 (the "Old Notes") for Subordinated Notes due 2022 (the "New Notes"). An aggregate principal amount of USD 200,488 of Old Notes, representing 50.12% of the USD 400,000 aggregate outstanding principal amount of Old Notes, was tendered and accepted pursuant to the Offer. The Offer expired on October 5, 2012 and the tenderors received USD 1.13 of New Notes for each USD1 of Old Notes. The New Notes were issued in October 2012. The Bank has recognized the discount of issuance of COP 48,698 as a deferred charge, which is amortized using the straight-line method over the maturity period (from 2012 to 2022).

In January 2011, Bancolombia S.A. issued and sold USD 520,000 in aggregate principal amount of its senior notes due 2016 that have a 5-year maturity and a coupon of 4.25%, payable semi-annually on January 12 and July 12 of each year, beginning on July 12, 2011.

In June, 2011, the Bank issued and sold USD 1,000,000 in aggregate principal amount of its senior notes due 2021 that have a 10-year maturity and a coupon of 5.95%, payable semi-annually on June 3 and December 3 of each year, beginning on December 3, 2011.

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

Leasing Bancolombia, a subsidiary of the Bank, as a part of its global ordinary notes program to issue up to an aggregate principal amount of COP 2,000,000 in ordinary notes, has issued COP 600,000 ordinary notes in the local market with an aggregate principal amount of COP 600,000 on April 18, 2012.

(21) Accrued Expenses

Accrued expenses consisted of the following:

	2012		2011

Labor Obligations	COP	217,101	COP	151,003
Fines and Sanctions (1)		65,082		56,412
FICAFE Contingency (2)		31,658		41,926
Membership Program		6,896		5,731
Income tax payable		470		-
Accrued expenses in joint venture with Almacenes Éxito		64		2,209
Other		23,680		23,001
Total	COP	344,951	COP	280,282

(1)	See Note 26 “Contingencies” (c).
(2)	As a result of acquisition of Banagrícola, the Bank since the year ended December 31, 2007, has established an allowance available to absorb probable losses inherent in the FICAFE investment, which is held by its subsidiary, Banco Agrícola S.A. the FICAFE investment consists of fiduciary’s securities, issued by the Foundation of Enviromental Preservation of Coffee-Producing Lands established by the Salvadorian government (See Note 5, “Investment Securities”).

Income tax

Colombian tax regulations applicable to the Bank and its subsidiaries in Colombia provide the following:

a) On December 26, 2012, pursuant to law 1607 of 2012, Congress established and defined new criteria applicable to income tax, value added tax, among others:

1) Companies and individuals which are subject to income tax under the Colombian tax regulatory regime to calculate annually the Impuesto sobre la Renta para la Equidad (“CREE”).

The applicable statutory tax rate for CREE is 9% from 2013 to 2015 and 8% in subsequent years.

The taxable income for CREE is calculated based on ordinary taxable income, limiting some deductions such as donations, tax exempt income from interest on housing leasing, performing premises and equipment purchased during the year (see f. below) and compensation of tax loss carryforwards, among others. The minimum basis to determine the taxable income for CREE for the year may not be below 3% of an entity’s net assets, calculated based on the tax basis as of the last day of the immediately preceding taxable year.

2) The applicable statutory tax rate from the year 2013 onwards is 25%.

3) The aggregate tax burden remains at a tax rate of 34% (ordinary income tax at 25% and CREE at 9%) from 2013 to 2015, and for the subsequent years the tax burden will be decreased at a tax rate of 33% (due to the reduction in statutory rate of the income tax for the equality by 1%).

4) Companies will be exempted from their semi-fiscal contributions made for the maintenance and support of the SENA (Servicio Nacional de Apredizaje, a government entity dedicated to provide technical education among vulnerable populations), the ICBF (Instituto Colombiano de Bienestar Familiar, a government entity engaged in the comprehensive protection of the familiar well-being) and the portion of the health contributions which are paid by the employer as long as the payments were being made for employees who earn less than 10 SMMLV. The companies will be entitled to cease the payments once the regulation related to the withholding tax for the equality (retención del CREE) applicable to health contributions have been formally adopted. The current tax regulation related to contributions made to family funds remains in place.

5) Companies can deduct from their taxable income goodwill amortization expenses.

6) The new tax regime introduces changes to the computation used to determine dividend income subject to income tax for the year 2013. The amendments to the computation have introduced the figures of “carry forward” and “carry back”, and have taken into account tax discounts paid in foreign transactions.

7) Foreign exchange transactions have been excluded from the Value Added Tax (VAT), which were taxed at a tax rate of 16% before the new regulations went into effect.

8) VAT (Impuesto al valor agregado) paid by companies upon initial acquisition of capital goods can be deducted from their taxable income as a tax discount.

9) The new tax regulations establish as exempted of the tax on financial transactions “GMF” (Gravamen a los movimientos financieros) arise from electronic deposit withdrawals, electronic saving accounts and simplified saving accounts, as long as the tax amounts to less than 65 Tax Value Unit “UVT” (Unidad de valor tributario)

10) Likewise, all the transactions that take place between checking accounts or saving deposits belonging to mutual funds and the rights holders’ accounts are exempted from GMF, as long as the account is held in the same financial institution and in the name of a unique titleholder.

11) Under new regulations the Value Added Tax paid by companies upon initial acquisition of goods and services will be added as the amount recognized as an asset or the expense incurred without being considered a non-deductible tax.

12) The applicable statutory rate of income tax on occasional income from the year 2013 onwards is 10%, which was taxed at a tax rate of 33% before the new regulations went into effect. Gains on sales of premises and equipment held by companies for more than 2 years or gains arising from the disposition of companies with a productive stage greater than 2 years are taxed by the Income tax on occasional income.

b) The applicable statutory tax rate from 2008 to 2012 is 33%. However, the tax authorities allow entities, in order to avoid any uncertainty derived from changes in the tax framework of the country, to agree and fix the tax rates for a defined period of time (ranging from 10 to a maximum of 20 years) to be applied by each entity in their income tax returns to the regulator, and the compliance of certain covenants by the companies established in the contracts. Pursuant to the above, the Bank and some of its subsidiaries had signed individual agreements with the tax authorities to report their taxes under this option, as follows:

Company	Tax rate	Period	Agreement expiration
Bancolombia	35%	2001-2010	2010
Banca de Inversión	35%	2001-2010	2010
Leasing Bancolombia	35%	2001-2010	2010
Fiduciaria Bancolombia	35%	2000-2009	2009

c)  The minimum basis to determine taxable income for the year may not be below 3% of an entity’s net assets, calculated based on the tax basis as of the last day of the immediately preceding taxable year (presumptive income). However, any difference with the ordinary taxable income that would have been paid in the case the 3% net assets threshold, can be deducted in subsequent years, in a similar way as those procedures applied to compensate tax loss carryforwards.

d)  Taxable loss carryforwards are deductible in future years, in periods established by the tax regulations. As of December 31, 2012, the Bank and its subsidiaries in Colombia had accumulated tax loss carryforwards and excesses of presumptive income generated in previous years, as follows:

Expiration date	Loss carry-forwards		Excess of presumed income
With no Maximum expiry date	COP	338,357	COP	37,318
2016		677		26,568
2015		673		-
2014		862		-
2013		435		-
	COP	341,004	COP	63,886

e)  Any non-recurring taxable income is reported and taxed separately from any ordinary taxable income, although the same income tax rate as stated in a) is applicable to both. Non recurring taxable income is mainly generated by gains obtained from the disposal of fixed assets owned more than two years and gains resulting from the liquidation of partnerships inheritances, legacies and donations.

f)  Companies can deduct from their taxable income a special allowance calculated on their performing premises and equipment purchased during the year in addition to their depreciation charges. For 2009 and 2010, the special allowance represented 40% and 30% of the purchased asset, respectively. If the premises and equipment subject to the allowance is disposed before the end of its useful life, an adjustment to income calculated in proportion to the remaining useful life of the asset should be added to the company’s taxable income basis in the year the asset is sold. This allowance has been eliminated in 2011, except for companies under special agreements with the tax authorities as explained in b) above

g)  Intercompany transactions with overseas related parties in countries considered tax havens, are required for income tax purposes, to be considered as taxable income, by considering the prices and profit margins that should have been used in comparable third parties arm’s-length transactions. As of the date of the issuance of these financial statements, the Bank’s Management and its advisors have not yet concluded the transfer pricing analysis for 2012; however, they consider that based on the satisfactory results of the studies in 2011 and the operations for 2012, no significant additional tax provisions should be required.

Foreign tax regulations in the countries where the Bank has the main foreign subsidiaries provide the following:

1)  In the Bank subsidiaries in Panama (Bancolombia Panamá and Subsidiaries, and Banagrícola) income tax is governed by the Panamanian Tax Code. Net incomes obtained by the aforementioned companies are not subject to income tax in Panama.

2)  Bank subsidiaries incorporated in El Salvador pay income taxes on taxable income at statutory rate of 25% obtained within the country.

Starting January 1, 2012, companies domiciled for tax purposes in El Salvador are taxed at an income tax rate of 30%, except for companies with annual revenues less than USD 150,000, which pay income tax of 25%. Nevertheless, dividends paid to those companies are taxed at an income tax rate of 5%.

3)  The Bank subsidiary in Puerto Rico, according to the law governing the International Banking Center is 100% exempt of income taxes, if income is obtained from international banking activities, pursuant to said law.

4)  Bank subsidiaries incorporated in Peru pay income taxes on taxable income at statutory rate of 30% obtained within the country.

Profits obtained in Bank foreign subsidiaries are taxable income in Colombia only when they are distributed as dividends on cash basis; however the parent company management has no plans to return to Colombia all those accumulated profits in their foreign operations that is why the Bank has not recorded any deferred tax liability for this matter. At December 31, 2012, profits accumulated in the Bank foreign operations amounting COP 846,587.

The following is a reconciliation of taxable income before income taxes:

	2012		2011		2010

Income before income taxes	COP	2,169,120	COP	2,134,411	COP	1,944,911
Loss carry-forwards and excess of presumed income		195,442		138,583		24,021
Non-deductible provisions, costs and expenses		307,221		369,368		389,081
Non-taxable or exempt income		(551,992)		(564,975)		(582,716)
Excess of accrued income over unrealized income on trading investments		(99,775)		(122,774)		(52,304)
Amortization of excess of presumed income over ordinary income and amortization of net operating loss carry- forwards		(16,108)		(49,270)		(1,574)
Difference between gains on sale of assets for tax purposes and for financial reporting purposes		(16,687)		(2,000)		(38,246)
Unrealized income on derivative financial instruments		72,742		(45,692)		18,851
Special tax allowance for investments in performing assets		(421,326)		(327,326)		(157,054)
Minority interest		10,527		14,917		16,601
Other		(80,415)		(125,183)		(172,310)
Taxable income		1,568,749		1,420,059		1,389,261
Statutory tax rate (weighted average)		30.84%		28.90%		35.79%
Estimated current income tax	COP	483,794	COP	410,422	COP	497,231
Deferred income tax expense (benefit)		(16,720)		60,095		11,186
Total	COP	467,074	COP	470,517	COP	508,417

Income taxes for the years ended December 31, 2012, 2011 and 2010 are subject to review by the tax authorities. The Bank management and its legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review. (See Note 26).

(22) Subscribed and Paid-in Capital

Subscribed and paid-in capital consisted of the following:

	2012	2011	2010

Authorized shares	1,000,000,000	1,000,000,000	1,000,000,000
Issued and outstanding:
Common shares with a nominal value of COP 500 (in pesos)	509,704,584	509,704,584	509,704,584
Preference shares with a nominal value of COP 500 (in pesos)(1)	342,122,416	278,122,419	278,122,419

(1)	On February 6, 2012, Bancolombia S.A. closed its public offering of preferred shares. The preferred shares were initially offered to the stockholders of Bancolombia S.A, in a preemptive rights offering conducted in Colombia, and subsequently offered exclusively outside Colombia in the form of American Depositary Shares (“ADSs”). Of the total 63,999,997 preferred shares that were offered, 43,543,793 preferred shares were subscribed in the local preemptive rights offering, at a price of COP 26,000 per share, for an aggregate amount of approximately COP 1,132,138. In the public offering outside Colombia, 5,114,051 ADSs, representing 20,456,204 preferred shares, were sold, at a price of USD 60 per ADS. As a result of this transaction, the Bank has recognized as additional paid-in capital the amount of COP 1,619,917.

Pursuant to Colombian law, minimum regulatory capital for banks is required to be not less than 9% of their total assets weighted by credit risk ratings and credit risk contingencies. Under Decree 1720 of 2001, the calculation of minimum regulatory capital must incorporate market risk in addition to credit risk. This minimum regulatory capital was fully covered in 2012 and 2011. Calculations are made each month on an unconsolidated basis and in June and December on consolidated accounts which include the Bank’s financial subsidiaries in Colombia and abroad.

As of December 31, 2012 and 2011 the Bank’s consolidated minimum regulatory capital ratio was 15.77% and 12.46%, respectively.

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

Appropriated retained earnings consist of the following:

	2012		2011		2010

Legal reserve (1)	COP	4,518,451	COP	4,278,282	COP	3,695,686
Additional paid-in capital(2)		2,785,534		1,165,617		1,165,617
Other reserves		1,391,154		777,894		536,670
Total	COP	8,695,139	COP	6,221,793	COP	5,397,973

(1)	Includes legal reserve and net income from previous years.
(2)	The increase in the additional paid-in capital in 2012 amounting to COP 1,619,917 resulted from the issuance of preferred shares. For further details about the transaction see “Note 22 Subscribed and Paid-in Capital”

Reserve for Country Risk

Banco Agrícola S.A. records reserves for country risk in their stockholder’s equity.

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

(24) Dividends Declared

Dividends are declared and paid to stockholders based on net income from the previous year based on the unconsolidated financial statements. Dividends were paid as indicated below:

	2013		2012		2011
Preceding year’s unconsolidated net income	COP	1,284,490	COP	1,192,267	COP	1,177,999

Dividends in cash (in Colombian pesos)		COP 754.00 per share payable in four quarterly installments of COP 188.50 per share from April 2013 on 509,704,584 and 342,122,416 common and preferred shares, respectively		COP 708.00 per share payable in four quarterly installments of COP 177.00 per share from April 2012 on 509,704,584 and 342,122,416 common and preferred shares(includes 63,999,997 preferred shares issued on February 6, 2012), respectively.		COP 668.64 per share payable in four quarterly installments of COP 167.16 per share from April 2011 on 509,704,584 and 278,122,419 common and preferred shares, respectively
Total dividends declared	COP	642,278	COP	603,094	COP	526,773
Dividends payable at December 31(1)			COP	158,113	COP	138,440

(1)	The amount of the dividends payable at December 31, is recorded under accounts payable in the consolidated balance sheets.

(25) Memorandum Accounts

Memorandum accounts were composed of the following:

	2012		2011

Trust:
Managed by subsidiary companies	COP	78,025,985	COP	74,044,118

Commitments:
Unused credit card limits	COP	9,274,593	COP	8,269,024
Civil law suits against the Bank		560,345		540,653
Unused letters of credit		3,126,197		2,538,637
Unused lines of credit		1,330,940		973,969
Bank guarantees		1,314,318		1,515,857
Approved loans not disbursed		2,844,745		2,414,124
Nation account payable (546 law)		9,146		13,644
Derivatives (notional amounts)		23,026,065		22,189,528
Insurance (coverages on written policies)		-		45,598,662
Other		1,750,920		1,751,362
Total	COP	121,263,254	COP	159,849,578

Other memorandum accounts:

	2012		2011

Memorandum accounts in favor:
Tax value of assets	COP	87,109,444	COP	55,678,893
Assets and securities given in custody		9,881,070		23,680,766
Assets and securities given as collateral		2,478,992		2,735,378
Trading investments in debt securities		6,039,520		3,419,352
Written-off assets		2,671,425		2,212,918
Future lease payment receivables under lease contracts		10,850,443		9,936,637
Investments held to maturity		2,659,794		2,832,434
Inflation adjustments of assets		60,851		63,020
Interest receivables on trading investments in debt securities		735,668		377,154
Investments available for sale in debt securities		499,752		769,613
Remittances sent for collection		22,006		21,771
Amortized debt securities investment		1,678,804		1,548,804
Other memorandum accounts in favor		32,545,087		31,574,457
Total	COP	157,232,856	COP	134,851,197

Memorandum accounts against:
Assets and securities received as collateral	COP	52,288,389	COP	45,317,617
Loans, financial and operating leases classified by credit risk		72,650,090		63,141,694
Assets and securities received in custody		6,386,770		6,231,016
Tax value of stockholders’ equity		11,418,255		7,738,399
Adjustment for inflation of equity		884,552		886,544
Other memorandum account against		53,498,016		36,756,016
Total	COP	197,126,072	COP	160,071,286
Total memorandum accounts	COP	475,622,182	COP	454,772,061

(26) Contingencies

At December 31, 2012, the details of our contingencies were as follows:

The Parent Company

a)  Contingencies Covered by FOGAFIN:

During the privatization process of Banco de Colombia (which merged with and into the Bank in 1998) completed on January 31, 1994, Fogafin made a commitment to assume the cost of contingent liabilities resulting from events that occurred before the date of the stock purchase which were claimed within five years after such date. Fogafin’s guarantee covers 80% of the first COP 10,000 claimed, excluding provisions, and thereafter, 100%, all annually adjusted according to the consumer price index. As of December 31, 2012, the total aggregate amount of liabilities covered by Fogafin amounted to approximately COP 166, with no provisions at the same date.

b) Legal Processes

As of December 31, 2012, and 2011, several ordinary complaints, class action suits, civil actions within criminal prosecutions and executive proceedings were pending against the Bank. The total aggregate amount of such claims was equal to approximately COP 270,153 for 2012 and COP 297,505 for 2011, and there were provisions for COP 4,592 and COP 5,388 respectively. Provisions are recorded considering the advance of the legal proceeding and the external legal counsel’s opinion related to the probability of occurrence: probable, reasonably possible or remote (without being binding to the Bank). See Note 2 “Summary of Significant Accounting Policies”.

As of December 31, 2012 and 2011, pending litigations on labor matters against the Bank amounted to COP 16,820 and COP 18,125 respectively, the outcome of which is not certain at this stage due to the nature of the claims. Provisions for these contingencies amounted to COP 9,752 for 2012 and COP 9,902 for 2011.

As of December 31, 2012, individual contingencies with a claimed value of COP 5,000 or more against the Bank were:

Proceeding	Value of claim		Provision		Probability of occurrence

Constitutional public interest action claim filed by José Reinaldo Bolaños	COP	88,500	COP	-	Reasonably possible
Inversiones C.B. S.A.		40,806		-	Remote
Constitutional public interest action filed by Carlos Julio Aguilar y otros		30,210		-	Reasonably possible
Editorial Oveja Negra Ltda. y José Vicente Katarain		9,635		-	Remote
Ordinary claim by Suescún & de Brigard Abogados Consultores		8,250		-	Remote
Ordinary claim by Gloria Amparo Zuluaga Arcila		5,784		-	Remote
Other less than COP 5,000		86,968		4,592	(Remote except COP 4,592)
Total	COP	270,153	COP	4,592

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

The plaintiffs alleged that the involved financial institutions, in addition to breach of laws regarding the charging of interest to clients, breached the collective rights to public administration’s morality and the protection of the public funds of the municipality of Santiago de Cali.

The plaintiffs seek reimbursement of amounts charged in excess of which Bancolombia would pay COP 88,500.

On June 2011, a public interest conciliation hearing took place without an agreement being reached. As of December 31, 2012 the court had served the order by which the evidentiary stage was opened; such stage is currently open.

Inversiones C.B. S.A.

In 1997, Conavi (currently Bancolombia) granted a COP 6,000 credit facility to Inversiones C.B. S.A. for a real estate development project. The credit agreement provided for multiple disbursements subject to advances in the construction of the project, among other requisites. Due to an interruption of the construction of the project and a default by the builder, Conavi suspended the disbursements, which in the opinion of the plaintiffs was a breach of contract that generated consequential damages. The claim filed by the plaintiff seeks for the payment by the Bank of actual and expectation damages, including loss of profits and corresponding interests, the opportunity cost of capital, the value of the project’s liabilities as well as the effects of inflation.

This contingency is considered to be remote, since the Bank disbursed the funds according to the terms and conditions agreed upon, the plaintiff incurred in inadequate use of proceeds, and other external causes, such as the project’s lack of feasibility and the prevailing crisis within the construction sector, were the main reasons for the failure of the project.

In August 2010, a favorable ruling for the bank was issued by the courts, which was later appealed by the plaintiff. As of December 2012 the appeal is still pending.

Carlos Julio Aguilar and others.

This class action was filed by the plaintiff arguing that the restructuring of the financial obligations of the Departamento del Valle and the performance plan signed by the plaintiff allegedly breached the collective rights to public administration’s morality and the protection of the public funds. The proceeding is in the evidentiary stage, which was suspended due to accumulation of proceedings with another constitutional public interest action based on this same alleged grievance, filed by Carlos Aponte.

As of December 31, 2012, the proceeding is pending the rendering of an expert’s opinion on the amount of interest charged to Departamento del Valle by the financial institutions acting as defendants.

Editorial Oveja Negra Ltda and Jose Vicente Katarain Velez.

The plaintiffs alleged Conavi was liable for the damages caused by the issuance of a certification containing wrongful information, which supposedly misled a judicial officer. This fact caused pretrial detention against José Vicente Katarain Velez.

Mr. Katarain Vélez was investigated on charges of theft and criminal restraint. In 1992, the prosecutor served Conavi with a request to furnish information relating to the transactions made to and from the bank account from which Mr. Katarain Vélez allegedly withdrew funds. One of the statements of Conavi set forth an erroneous date, which did not match with the date stamped on the withdrawal receipt. According to the plaintiffs, such erroneous certification caused Mr. Katarain Vélez and Editorial Oveja Negra Ltda. financial damages.

As favorable facts to the Bank, there was evidence of misdoings by Mr. Katarain in the case file. The erroneous statement could have been easily recognized by the prosecutor by referring to the documents attached to the report. In our opinion, the mistake in the certificate was not a determinative factor in the criminal investigation proceeding.

In the ruling in the first instance the judge dismissed the claim and ordered the plaintiffs to pay the legal expenses. The plaintiff appealed that decision but the appeal was decided in favor of the Bank on March 14, 2011. On March 24, 2011, the plaintiff filed an extraordinary recourse against the ruling before the Supreme Court of Justice, which was admitted on February 9, 2012, and legal expenses were fixed by the judge in an amount of COP 10. The Bank objected to such amount and the case was remanded to the Jower court that originally decided the matter, which fixed the legal expenses in an amount of COP 400. As of December 31, 2012, still pending in the proceeding is a decision regarding legal expenses to be paid by the plaintiffs.

Suescún & de Brigard Abogados Consultores Ltda.

Law firm Suescún & de Brigard Abogados Consultores Ltda., who represented Bancolombia in the arbitration process initiated by the Bank against Jaime Gilinski and others, filed a suit against the Bank alleging that the settlement agreement reached between the parties to the arbitration proceeding entitled the firm to receive the success fee initially agreed between the Bank and the law firm.

The Bank received notice of the claim, and on June 1, 2012, presented a response to such claim. As of December 31, 2012, the proceeding is still pending.

Ordinary lawsuit filed by Gloria Amparo Zuluaga Arcila

The plaintiff alleged damages as a result of debits to the applicant’s checking accounts in 1995 and 1996. This proceeding is related to certain criminal acts performed in the Unicentro Branch of the former Banco Industrial Colombiano (currently Bancolombia).

As of June 30, 2011, the proceeding was in an evidentiary stage, and several testimonies were dismissed due to the difficulties to subpoena the witnesses that were former employees of the Bank. On November 25, 2011, the court selected an expert witness to render an opinion.

As of December 31, 2012, we are awaiting for the final allegations stage of the process.

c) DIAN “Dirección de Impuestos y Aduanas Nacionales”

Income tax proceedings	Actual		Provision		Probability(1)
Income tax for 2006; Dian’s revised official assessment, according to which they intended to add up the income and ignore cost and deductions was sued by the Bank.	COP	41,909	COP	20,954	Probable
Income tax for 2008; This is under discussion with the DIAN. Reconsideration recourse was filed against the revised official assessment.	COP	61,667		-	-

Municipalities

Bogotá District Council

Industry and Commerce tax	Year	Actual		Provision		Probability(1)
	2006	COP	21,617	COP	10,808	Probable
The discussion hinges on the increase in the tax base	2007		3,683		1,842	Probable
for industry and commerce tax because of yields	2008		16,966		8,483	Probable
from the savings sector.	2009		22,237		-	-
	2010	COP	6,546	COP	-	-

Barranquilla District Council

Industry and Commerce tax	Year	Actual		Provision		Probability
	2005	COP	247	COP	124	Remote	(2)
The discussion is about stamp duty in favor of	2006		478		239	Remote	(2)
senior citizens.	2007	COP	489	COP	244	Remote	(2)

District of Cartagena

Industry and Commerce tax	Year	Actual		Provision	Probability(1)
	2008	COP	165	-	-
The discussion is about industry and commerce tax to	2009		10,472	-	-
which is subject to interest.	2010	COP	4,701	-	-

(1)	Those contingencies without rating of probability or provision are still being discussed with the Colombian Tax Administration and not before a court.
(2)	Contingencies rated as “Remote” are provisioned for and are no longer being discussed with the the Colombian Tax Administration.

SUBSIDIARIES

BANCO AGRICOLA S.A.

On December 8, 2009, service of process was made to Banco Agrícola of a lawsuit filed against it in the Second Civil Court of San Salvador, consisting of a summary trial claim and settlement of material and pain and suffering for the alleged failure to return certain property seized by Banco Agrícola in a proceeding that started in 1989 mainly consisting of 31 heads of cattle, 13 calves, 11 horses, a tractor and other tools claiming compensation for material and pain and suffering quantified by the plaintiff in USD 284,470 and USD 5,000.

On September 7, 2011, the same Court, at the request of the plaintiff, updated the amount of damages being claimed increasing the amount of compensation for material damages to USD 361,470, and maintaining pain and suffering valued in USD 5,000.

On December 19, 2012, the Court´s first instance ruling was issued in favor of the plaintiff ordering the defendant to pay material damages for the amounts mentioned above. Such ruling was appealed by Banco Agrícola, seeking an overturn in the second instance, based on the legal mistakes present during the proceeding and considering Banco Agrícola’s defense arguments.

In its defense, Banco Agricola has argued that, according to El Salvador´s legislation, the judicial custodian is responsible for the custody and return of the seized assets.  The judicial custodian was not Banco Agricola, but rather, it was an individual designated by the Court. Additionally, in a separate criminal proceeding filed by the plaintiff against the judicial custodian the court issued an absolutory based on the argument that the plaintiff did not prove that the assets were not returned.

As of the date of the financial statements, this proceeding was pending in the First Civil Chamber of San Salvador. The management, based on the external legal counsel in charge of the proceeding, has deemed it as remote, there is no provision for this contingency.

LEASING BANCOLOMBIA S.A.

As of December 31, 2012, the following were the proceedings against Leasing Bancolombia, with a claimed amount equal or above COP 1,000:

Proceeding	Claimed amount		Current amount		Probabilty
Aura Rosinda Ospina Avendaño*	COP	4,845	COP	5,021	Remote
ODS impresores		4,000		4,000	Remote
Lina Maria Rios Chaverra*		3,678		3,678	Remote
Sandra Diaz*		3,201		3,201	Remote
Carlos Andres Peña*		2,520		2,520	Remote
Aura Liliana Rodriguez*		1,301		1,545	Remote
Jhoana Tafur		1,482		1,482	Remote
Transportes Cetta		1,789		1,418	Reasonably Possible
Martha Lucia Castañeda*		1,355		1,355	Remote
Jose Maria Arcila*		1,229		1,298	Remote
Jose Manuel Sanabria*		1,052		1,234	Remote
Samuel Patiño Jaimes		1,234		1,234	Remote
Martha Edilma Ballesteros*		1,034		1,034	Remote
Patricia Yolanda Ceballos*		1,034		1,034	Remote
Fabio Hernando Gonzalez*	COP	1,030	COP	1,030	Remote

* Proceedings regarding civil liability for traffic accidents, in which our experience and the evidence in our favor, allows us to assess the risk probability as remote. The amount of these claims is a consequence of the moral damages allegedly suffered due to casualties in traffic accidents or due to the number of persons involved.

The assessment of “reasonably possible” was given to Transportes Cetta because, even if there is evidence in favor of Leasing Bancolombia, the stage of the case and the way it has developed so far makes it advisable to make such assessment.

In the opinion of our external counsels none of these contingencies is likely to materialize; therefore, no provisions have been made for any of the proceedings as of the date hereof.

FIDUCIARIA BANCOLOMBIA S.A.

As of December 31, 2012, and 2011, the following were the proceedings against Fiduciaria Bancolombia:

Tax proceedings

District of Barranquilla:

Industry and Commerce	Year	Claim		Provision
The proceeding refers to the differences in the declared income in the Industry and Commerce Tax and the Value Added Tax returns.	2010	COP	3,459	-

Contingencies of Fiduciaria Bancolombia, in its capacity as trustee.

1.	Ordinary proceeding filed by ASEO TOTAL E.S.P. The plaintiff is seeking the declaration of the trust company´s breach of its obligation to pay ASEO TOTAL E.S.P an amount of money as a result of an assignment by Corpoaseo Total S.A. E.S.P. to ASEO TOTAL E.S.P., corresponding to a recovered loan portfolio generated by the concession contract of Bogota’s cleaning service. The claimed amount was seized by the Colombian tax authority (Dirección de Impuestos y Aduanas Nacionales – DIAN). This proceding is pending the court’s first instance ruling. The amount claimed in this proceeding is COP 1,306 and accrued interest.

This proceeding is deemed as a reasonably possible contingency.

Contingencies of Fiduciaria Bancolombia as a member of a consortium:

1.	Fidufosyga Consortium 2005. Fiduciaria Bancolombia S.A. is a member of a consortium which is currently involved in the following proceedings:

a)	Constitutional public interest actions. There is one ongoing constitutional public interest action in order to protect the collective rights to the public administration’s morality and public health. The plaintiff seeks repayment of an amount of money. This proceeding is pending a ruling. This contingency is deemed remote.

b)	Claims based on breaches of contract. There are currently two claims seeking the payment of damages related to catastrophic events and traffic accidents (in Spanish, ECAT- Eventos Catastroficos y accidentes de tránsito) for health care services provided to the population affected by the country’s violence. One of these claims has a first instance ruling and the other does not. These contingencies are deemed remote.

c)	Claims seeking annulment of administration’s acts. There is one claim seeking for an annulment relating compensation issues, which does not have a first instance ruling yet. This contingency is deemed remote.

d)	Direct claims for damages. Currently there are 85 direct claims for damages, out of which 76 are claims intended to recover expenses paid for medications that were not included in the basic health care plan (Plan Obligatorio de Salud - POS) and for which there are no substitutes; four are claims for delayed payments of recoverable expenses; three are claims relating to the payment of ECAT damages (catastrophic events and traffic accidents) and two are set-off proceedings. Out of the 76 claims to recover expenses, four of them have a favorable first instance ruling and the rest are still pending. These contingencies are deemed remote, except for those proceedings relating to the delayed payments of recoverable expenses which have been deemed probable.

e)	Ordinary Proceedings. There are thirteen ordinary proceedings: six proceedings to recover expenses paid for medications that were not included in the basic health care plan (Plan Obligatorio de Salud - POS) and claiming compliance of summary constitutional action rulings; one proceeding claiming the payment of a maternity leave; two proceedings claiming the repayment of employer contributions made to the Social Security System; two ordinary proceeding claiming the payment of ECAT damages (catastrophic events and traffic accidents); two proceedings claiming the interests on delayed payments and; As of December 31, 2012, one of the claims relating to default interest had a favorable ruling in the first stage, the rest have no court rulings. These contingencies are deemed as remote, except for the two default interest proceedings that are deemed probable.

f)	Summary proceedings. There are 18 summary proceedings relating to the payment of medication not included in the basic health care plan (Plan Obligatorio de Salud - POS) and claiming compliance of summary constitutional actions rulings. There are 10 proceedings with favorable first instance ruling and nine without any ruling. These contingencies are deemed remote.

g)	Fiscal responsibility proceedings. There are five tax responsibility proceedings, one of which is related to payments made as a result of meetings with the ministry of Social Security in which the ministry ordered the consortium to pay medicines and services not included in the basic health care plan (Plan Obligatorio de Salud – POS); one is a claim relating to the repayment for anti-hemophilia medication which is included in the POS and therefore should not have been paid by the consortium; one is a claim against the consortium for paying health brigades made during the flood emergency in 2008 with funds that were destined for ECAT damages (catastrophic events and traffic accidents) one for alleged wrongful payments to some health care providers and; one is related to the payments made to IPS Previsar, for services rendered to several patients, that supposedly, managed to obtain the right to be treated with alternative medicine through a summary constitutional action. These proceedings are in the preliminary investigation stage. These contingencies are deemed reasonably possible.

h)	Disciplinary investigation filed by the Public Ministry (Procuraduría General de la Nación) against a former legal representative of Fiduciaria Bancolombia, who at the moment of the investigation was also a representative of the FiduFosyga consortium 2005, for responsibility for the refusal to pay and deficient service rendered by FiduFosyga consortium 2005 relating to the repayment of medication authorized by the scientific medical committee and through summary constitutional actions. The court decided to terminate this proceeding because the date in which the claim was filed exceeded the statute of limitations; this decision is pending to be enforceable. This contingency is deemed remote.

2.	Claims relating to FISALUD Consortium, currently there are two direct claims for damages filed by Compañia Suramericana de Servicios Susalud, which do not have a first instance ruling yet. This contingency is deemed remote.

3.	Claims relating to FOPEP Consortium, there are two relevant proceedings: one ordinary labor proceeding filed by John Freddy Bustos Lombana, who seeks for a declaration as to the fact that he rendered his services as an attorney and as an assistant to a department in FOPEP in two different contracts and therefore asks for the payment of a salary and other labor related payments. Additionally, he claims an indemnity because his resignation was the result of a suggestion made by the manager of the consortium. A first instance court ruling was issued favorable to the interests of the consortium, which was partially revoked and condemning the defendants: Fiduagraria and the nation both members of the consortium, to pay the sum of COP 1,127. The plaintiff filed an extraordinary appeal against this ruling, which is waiting to be solved. One fiscal responsibility proceeding filed by the Comptroller General of the Republic investigating the possible liability of FOPEP Consortium for possible omissions in implementing internal controls to prevent the consortium from paying double monthly pensions to 47 retirees. This investigation is in the preliminary stage. The first contingency is deemed as probable and the second contingency is deemed remote.

4.	Relating to Municali Consortium, there is a proceeding claiming the payment of a certain amount of money that the plaintiff states was paid by the Consortium to third parties in error and without any authorization. This proceeding is in its preliminary stage. This contingency is deemed probable.

5.	Relating Fidupensional Cundinamarca Consortium, currently there is an administrative collection proceeding filed by the Social Security Institution (Instituto de Seguros Sociales) claiming the payment of default interest in relation to social security related payments recognized by the Department of Cundinamarca, which up to date has no court ruling. This contingency is deemed remote.

6.	Relating FIA Consortium, there is a constitutional public interest action seeking that the municipality of Nátaga set aside an amount of money from its official budget to equip the sewers with adequate ventilation to avoid bad odors escaping, thus, protecting the physical integrity and quality of life of Nátaga´s community. This contingency is deemed remote.

7.	Relating Fidupensiones Consortium, there are three existing proceedings relating to retirement issues. As of the date hereof, these proceedings do not have a first instance ruling. This contingencie is deemed remote.

(27) Administrative and Other Expenses

Administrative and other expenses consisted of the following:

	Year ended December 31
	2012		2011		2010

Industry and trade, property, vehicle and other taxes	COP	354,354	COP	300,599	COP	213,668
Communication, postage and freight		248,257		228,643		140,593
Maintenance and repairs		235,098		192,173		157,365
Professional fees		226,034		212,277		199,246
Rental expenses		144,940		124,830		93,053
Advertising		100,830		99,726		89,334
Joint Venture SUFI - Almacenes Éxito S.A. Expenses		96,822		87,070		59,798
Public services		82,325		83,829		75,327
Amortization of deferred charges		80,588		36,408		15,917
Software amortization		52,206		41,552		33,375
Temporary services		47,661		37,982		74,623
Security services		46,686		44,301		41,635
Stationery and supplies		44,182		40,156		26,590
Information processes outsourcing		40,888		30,794		17,754
Insurance		33,337		31,207		26,116
Contributions and membership fees		32,923		28,229		29,284
Travel expenses		21,996		23,977		24,065
Electronic processing data		16,008		3,494		340
Operational Risk		12,247		10,782		16,356
Operational expenses related to joint ventures		8,510		20,304		19,298
Call center services		7,399		6,260		4,100
Public relationship		3,326		2,424		2,531
Other		103,606		93,442		94,657
Total	COP	2,040,223	COP	1,780,459	COP	1,455,025

(28)Non-Operating Income (Expenses)

The following table summarizes the components of the Bank’s non-operating income and expenses for the last three fiscal years:

	Year ended December 31,
	2012		2011		2010

Non-operating income (expenses):
Other income(1)	COP	148,751	COP	200,098	COP	267,472
Minority interest		(5,723)		(11,351)		(13,217)
Other expenses(2)		(107,813)		(112,692)		(168,179)
Total non-operating income (expenses), net	COP	35,215	COP	76,055	COP	86,076

(1)	Includes gains on sale of foreclosed assets, premises and equipment, and other assets, securitization residual benefit, income from sale of insurance contracts and rent.
(2)	Include fraud-related losses, losses from the sale of foreclosed assets, premises and equipment and payments for fines, sanctions, lawsuits and indemnities.

(29) Related Party Transactions

Significant balances and transactions with related parties were as follows:

2012
	Stockholders with participating stock equal to or higher than 10% of Bank’s capital		Non-consolidated investments		Bank’s officers and board of directors		Stockholders with participating stock lower than 10% of the Bank’s capital and with operations higher than 5% technical equity

Balance Sheet
Investment securities	COP	-	COP	113,792	COP	-	COP	10,178
Loans		100,169		504,367		74,010		553,710
Customer’s acceptances and derivatives		-		-		-		18,759
Accounts receivable		1,122		8,501		3,732		2,706
Other assets		-		245,946		-		-
Total	COP	101,291	COP	872,606	COP	77,742	COP	585,353

Deposits	COP	2,384	COP	209,844	COP	7,088	COP	3,785,285
Derivatives		-		-		-		5,984
Accounts payable		-		17		137		1
Bonds		1,000		-		-		728,400
Total	COP	3,384	COP	209,861	COP	7,225	COP	4,519,670

Transactions
Income
Interest and fees	COP	1,158	COP	26,012	COP	6,988	COP	25,840
Total	COP	1,158	COP	26,012	COP	6,988	COP	25,840

Expenses
Interest	COP	1,221	COP	4,825	COP	774	COP	9,464
Fees		-		1		331		-
Total	COP	1,221	COP	4,826	COP	1,105	COP	9,464

F-63

2011
	Stockholders with participating stock equal to or higher than 10% of Bank’s capital		Non-consolidated investments		Bank’s officers and board of directors		Stockholders with participating stock lower than 10% of the Bank’s capital and with operations higher than 5% technical equity

Balance Sheet
Investment securities	COP	-	COP	582,989	COP	-	COP	512
Loans		30		235,921		52,013		991,062
Customer’s acceptances and derivatives		-		-		6		14,715
Accounts receivable		4		63,258		654		3,162
Other assets		-		257,586		-		-
Total	COP	34	COP	1,139,754	COP	52,673	COP	1,009,451

Deposits	COP	68,824	COP	155,225	COP	5,190	COP	1,556,628
Derivatives		-		-		-		8,003
Bonds		6,700		4,000		-		467,667
Total	COP	75,524	COP	159,225	COP	5,190	COP	2,032,298

Transactions
Income
Dividends received	COP	-	COP	20,276	COP	-	COP	-
Interest and fees		19,968		154,392		4,805		74,069
Total	COP	19,968	COP	174,668	COP	4,805	COP	74,069

Expenses
Interest	COP	2,861	COP	35,978	COP	758	COP	104,211
Fees		-		1		1,158		33
Total	COP	2,861	COP	35,979	COP	1,916	COP	104,244

(30) Subsequent Events

Agreement to acquire HSBC bank in Panamá

On February 19, 2013, the Bank announced the execution of an agreement with HSBC Holdings plc’s Latin American holding company, HSBC Latin America Holdings (UK) Limited (“HSBC”), to acquire HSBC Bank (Panama) S.A. (“HSBC Panamá”). The agreement provides for Bancolombia to pay total cash consideration of USD 2,100,000, subject to certain customary adjustments based upon estimated net asset value at completion of USD 700,000, in exchange for 100% of common shares, and 90.1% of preferred shares of HSBC Panamá.

The agreement provides for the acquisition of HSBC Panamá’s subsidiaries, including its securities, trust, consumer finance businesses and an insurance company. The transaction will not include the subsidiaries of HSBC Panamá in Colombia (HSBC Colombia S.A. and HSBC Fiduciaria S.A.), which are being sold to a third party by HSBC as part of a previously announced transaction.

The transaction is expected to close during the third quarter of 2013, subject to receipt of required regulatory approvals and other customary closing conditions.

Wind-down of Bancolombia’s Miami Agency

On March 5, 2013, Bancolombia announced its decision to wind-down the business and operations of its agency in Miami, Florida. This decision was made pursuant to the strategy to focus on other international markets.  The wind-down process is expected to be completed by the third quarter of 2013.

Issuance of bonds by Leasing Bancolombia

Leasing Bancolombia, a subsidiary of the Bank, as a part of its global ordinary notes program to issue up to an aggregate principal amount of COP 4,500,000 in ordinary notes, has issued COP 600,000 ordinary notes in the local market with an aggregate principal amount of COP 600,000 on March 20, 2013.

DIAN proceeding for the income tax for 2006

In 2010, Bancolombia filed a claim seeking to declare as null and void a revised official assessment issued by the Colombian tax authority (Dirección de Impuestos y Aduanas Nacionales – DIAN) in reference to the income tax return for fiscal year 2006. In the revised official assessment, DIAN rejected certain costs and deductions from the income tax return, and included new income items.

In January 28, 2013, the Administrative Court of Antioquia issued a first instance ruling favorable to Bancolombia, in which the revised official assessment was declared null and void and the sanction imposed by DIAN to Bancolombia for the alleged inaccuracy in its income tax return for fiscal year 2006 was overturned.

Notwithstanding the favorable ruling, the Court failed to declare in its ruling that Bancolombia was entitled to include the disputed cost and deductions for an amount of COP 36,650 in its income tax return and that the added income for an amount of COP 17,979 was not legal. Accordingly, Bancolombia filed an appeal against the first instance ruling before the State’s Counsel (Consejo de Estado) seeking for such declarations.

As of December 31, 2012, this contingency amounted to COP 41,904 and an allowance for 50% of such amount was recorded.

(31) Differences between Colombian Accounting Principles for Banks and U.S. GAAP

The Bank’s financial statements are prepared in accordance with generally accepted accounting principles and practices prescribed by the SFC and other legal provisions (“Colombian banking GAAP”). These principles and regulations differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The principal differences between Colombian banking GAAP and U.S. GAAP and the effect on consolidated net income and consolidated stockholders’ equity are presented below, with an explanation of the adjustments.

The following is a summary of adjustments to consolidated net income and consolidated stockholders’ equity.

a)  Reconciliation of consolidated net income:

	2012		2011		2010

Consolidated net income under Colombian banking GAAP	COP	1,702,046	COP	1,663,894	COP	1,436,494
a) Deferred income taxes		(178,857)		(74,173)		28,554
b) Employee benefit plans		3,411		3,328		(8,859)
c) Premises and equipment		29,455		28,155		(11,650)
e) Allowance for loans losses, financial lease losses, foreclosed assets and other receivables
e.i) Provisions for loan losses, financial lease losses and other receivables		53,049		(97,247)		(35,725)
e.ii) Provisions for foreclosed assets		(1,791)		2,014		18,374
f) Loan origination fees and costs		34,051		20,677		7,006
g) Interest recognition on non-accrual loans		4,638		(1,048)		(5,310)
h) Deferred charges		30,635		23,972		35,011
i) Investment securities & derivatives		(49,209)		(128,703)		(43,438)
j) Dividends received from investments in unaffiliated companies		(7,045)		-		(2,644)
k) Investments in affiliates		6,729		5,901		5,704
l) Lessor accounting		38,125		50,547		17,221
m) Business combinations
m.i) Goodwill		52,788		55,791		61,440
m.ii) Intangible assets		(59,805)		(96,584)		(58,559)
m.iii) Fair value adjustments to assets and liabilities acquired		2,994		18,496		34,810
n) Securitization		(5,599)		33,608		34,013
o) Foreign currency translation adjustment		9,997		(18,737)		1,579
p) Non-controlling interest		3,295		4,821		(1,292)
r) Guarantees and off- balance sheet credit exposures		(12,444)		(4,584)		(7,230)
s) Insurance Contracts		248		(119)		(2,903)
v) Equity tax		8,826		(434,675)		(2,114)
w) Contingencies		(31,974)		(11,698)		44,279
Net income attributable to the controlling interest under U.S. GAAP		1,633,563		1,043,636		1,544,761
(p) Non-controlling Interest under U.S. GAAP		(40,008)		(53,253)		26,041
Total net income under U.S. GAAP	COP	1,593,555	COP	990,383	COP	1,570,802

Net income from continuing operations attributable to the controlling interest	COP	1,584,690	COP	913,992	COP	1,483,832
Income from and disposal of discontinued operations	COP	48,873	COP	129,644	COP	60,929

b)  Reconciliation of Stockholders’ Equity:

	2012		2011

Consolidated stockholders’ equity under Colombian banking GAAP	COP	11,606,955	COP	8,993,360
a) Deferred income taxes		(301,332)		(131,079)
b) Employee benefit plans		(23,255)		(1,944)
c) Premises and equipment		514,814		453,494
Accumulated depreciation		68,500		42,882
d) Revaluation of assets		(637,631)		(581,837)
e) Allowance for loans losses, financial lease losses, foreclosed assets and other receivables
e.i) Allowance for loan losses, financial lease losses and other receivables		(270,201)		(323,250)
e.ii) Allowance for foreclosed assets		64,577		69,369
f) Loan origination fees and costs		122,857		88,806
g) Interest recognition on non-accrual loans		8,480		3,842
h) Deferred charges		117,724		87,089
i) Investment securities & derivatives		(526,420)		(484,273)
j) Dividends received from Investments in unaffiliated companies		(25,054)		(18,009)
k) Investments in affiliates		136,492		130,329
l) Lessor accounting		(20,444)		(5,058)
m) Business combinations
m.i) Goodwill		508,929		449,502
m.ii) Intangible assets (gross)		407,395		505,066
m.ii) Intangible assets (accumulated amortization)		(280,440)		(305,321)
m.iii) Fair value adjustments to assets and liabilities acquired		(28,061)		(28,068)
n) Securitization		104,342		113,356
p) Non-controlling interest		(144,064)		(146,674)
r) Guarantees and off-balance sheet credit exposures		(37,667)		(25,223)
s) Insurance contracts		-		(248)
v) Equity tax		(221,613)		(329,490)
w) Contingencies		607		32,581
Controlling interest stockholders’ equity under U.S. GAAP		11,145,490		8,589,202
p) Non-controlling interest under U.S. GAAP		238,226		206,888
Total stockholders’ equity under U.S. GAAP	COP	11,383,716	COP	8,796,090

c) Supplemental Consolidated Statements of Cash Flows, Stockholders’ Equity and Comprehensive Income:

The following are the consolidated statements of cash flows, stockholders’ equity and other comprehensive income under U.S. GAAP for the years ended December 31, 2012, 2011 and 2010.

Supplemental Consolidated Condensed Statements of Cash Flows (2)

	2012		2011		2010
Net income attributable to the controlling interest under U.S. GAAP	COP	1,633,563	COP	1,043,636	COP	1,544,761
Adjustments to reconcile net income to net cash provided by operating activities		(1,231,788)		(134,541)		2,179,343
Net cash provided by operating activities		401,775		909,095		3,724,104
Net cash used in investing activities		(12,166,508)		(14,384,339)		(10,779,060)
Net cash provided by financing activities		12,466,932		14,965,763		5,893,672
Increase (decrease) in cash and cash equivalents		702,199		1,490,519		(1,161,284)
Effect of exchange rate changes on cash and cash equivalents		(269,292)		134,111		(105,434)
Cash and cash equivalents at beginning of year		7,759,328		6,134,698		7,401,416
Cash and cash equivalents at end of year (1)	COP	8,192,235	COP	7,759,328	COP	6,134,698

Supplemental schedule of noncash financing activities:
Exchange offering of subordinated notes(3):
Aggregate principal amount tendered and accepted		(360,736)		-		-
Aggregate principal amount issued	COP	409,263		-		-

(1)	The assets of SPEs subject to consolidation under U.S. GAAP, include cash for an amount of COP 23,138, COP 30,331 and COP 78,102 as of December 31, 2012, 2011 and 2010, respectively.
(2)	These consolidated statements of cash flows do not include the following non-cash transactions for the years 2012, 2011 and 2010 respectively:

a) COP 142,278; COP 90,088 and COP 152,154 related to restructured loans that were transferred to foreclosed assets.

b) COP 6,630, COP 6,271 and COP 6,676 related to the donation of foreclosed assets.

(3)	See note 20.

Supplemental Consolidated Condensed Changes in Stockholders’ Equity

	2012		2011		2010

Controlling Interest
Balance at beginning of year	COP	8,589,202	COP	8,069,346	COP	7,095,266
Issuance of preferred shares and paid-in capital		1,651,917		-		-
Net income		1,633,563		1,043,636		1,544,761
Dividends declared		(603,094)		(526,773)		(501,688)
Other comprehensive (loss) income		(126,098)		2,993		(62,954)
Other movements		-		-		(6,039)
Controlling interest stockholders’ equity under U.S. GAAP	COP	11,145,490	COP	8,589,202	COP	8,069,346
Non-controlling Interest under U.S. GAAP
Balance at beginning of year		206,888		160,526		181,778
Net income in non-controlling interest		(40,008)		(53,253)		26,041
Net change in non-controlling interest		71,346		99,615		(47,293)
Balance at end of year		238,226		206,888		160,526
Total stockholders’ equity under U.S. GAAP	COP	11,383,716	COP	8,796,090	COP	8,229,872

Supplemental Consolidated Statement of Comprehensive Income

	2012		2011		2010

Net income attributable to the controlling interest under U.S. GAAP	COP	1,633,563	COP	1,043,636	COP	1,544,761
Other comprehensive income, net of tax:
Unrealized gain or (loss) on securities available for sale:		19,299		(24,806)		(10,470)
Unrealized holding gains (losses) arising during period		9,976		(2,100)		(4,598)
Less: reclassification adjustment for gains (losses) included in net income		9,323		(22,706)		(5,872)

Pension liability:		(16,317)		624		7,855
Net (loss) gain arising during period		(17,120)		(191)		7,040
Amortization of prior service cost included in net periodic pension cost		803		815		815

Foreign currency translation adjustments		(129,080)		27,175		(60,339)
Other comprehensive income (loss)		(126,098)		2,993		(62,954)
Comprehensive income attributable to the controlling interest under U.S. GAAP		1,507,465		1,046,629		1,481,807
Comprehensive income attributable to the non-controlling interest under U.S. GAAP(1)		(40,008)		(53,253)		26,041
Comprehensive income	COP	1,467,457	COP	993,376	COP	1,507,848

(1) See section p) Non-controlling interest

Total other comprehensive income (loss)

2012

	Before-Tax		(Tax Expense)		Net-of-Tax
	Amount		or Benefit		Amount

Unrealized gain (loss) on securities available for sale
Unrealized holding gains or (loss) arising during period	COP	2,273	COP	7,703	COP	9,976
Less: reclassification adjustment for gains or (loss) included in net income		18,965		(9,642)		9,323
Net unrealized gains (loss)(1)		21,238		(1,939)		19,299
Additional pension liability
Net loss arising during period		(25,939)		8,819		(17,120)
Less: amortization of prior service cost, transition obligation and net actuarial loss included in net periodic pension cost		1,217		(414)		803
Additional pension liability, net		(24,722)		8,405		(16,317)
Foreign currency translation adjustment		(129,080)		-		(129,080)
Other comprehensive income (loss)	COP	(132,564)	COP	6,466	COP	(126,098)

_______________________

(1) Includes COP 15,301 related to non taxable unrealized gains.

F-68

2011

	Before-Tax		(Tax Expense)		Net-of-Tax
	Amount		or Benefit		Amount

Unrealized gain (loss) on securities available for sale
Unrealized holding gains or (loss) arising during period	COP	(6,315)	COP	4,215	COP	(2,100)
Less: reclassification adjustment for gains or (loss) included in net income		(34,360)		11,654		(22,706)
Net unrealized gains (loss)(1)		(40,675)		15,869		(24,806)
Additional pension liability
Net loss arising during period		(286)		95		(191)
Less: amortization of prior service cost, transition obligation and net actuarial loss included in net periodic pension cost		1,217		(402)		815
Additional pension liability, net		931		(307)		624
Foreign currency translation adjustment		27,175		-		27,175
Other comprehensive income (loss)	COP	(12,569)	COP	15,562	COP	2,993

(1) Includes COP 7,571 related to non taxable unrealized gains.

2010

	Before-Tax		(Tax Expense)		Net-of-Tax
	Amount		or Benefit		Amount

Unrealized gain (loss) on securities available for sale
Unrealized holding gains or (loss) arising during period	COP	(3,787)	COP	(811)	COP	(4,598)
Less: reclassification adjustment for gains or (loss) included in net income		(3,489)		(2,383)		(5,872)
Net unrealized gains (loss)(1)		(7,276)		(3,194)		(10,470)
Additional pension liability
Net loss arising during period		10,507		(3,467)		7,040
Less: amortization of prior service cost, transition obligation and net actuarial loss included in net periodic pension cost		1,217		(402)		815
Additional pension liability, net		11,724		(3,869)		7,855
Foreign currency translation adjustment		(60,339)		-		(60,339)
Other comprehensive income (loss)	COP	(55,891)	COP	(7,063)	COP	(62,954)

(1) Includes COP 7,507 related to non taxable unrealized losses.

Total accumulated other comprehensive income

	Unrealized				Foreign		Accumulated
	Gains (Losses)				Currency		Other
	on		Pension		Translation		Comprehensive
	Securities, net of taxes		Liability, net of taxes		Adjustment		Income

Beginning balance 2010	COP	6,146	COP	(17,396)	COP	(102,667)	COP	(113,917)
OCI Before reclassifications		(4,598)		7,040		(60,339)		(57,897)
Amounts reclassified from AOCI		(5,872)		815		-		(5,057)
Net current-period OCI		(10,470)		7,855		(60,339)		(62,954)
Ending balance 2010	COP	(4,324)	COP	(9,541)	COP	(163,006)	COP	(176,871)

Beginning balance 2011	COP	(4,324)	COP	(9,541)	COP	(163,006)	COP	(176,871)
OCI Before reclassifications		(2,100)		(191)		27,175		24,884
Amounts reclassified from AOCI		(22,706)		815		-		(21,891)
Net current-period OCI		(24,806)		624		27,175		2,993
Ending balance 2011	COP	(29,130)	COP	(8,917)	COP	(135,831)	COP	(173,878)

Beginning balance 2012	COP	(29,130)	COP	(8,917)	COP	(135,831)	COP	(173,878)
OCI Before reclassifications		9,976		(17,120)		(129,080)		(136,224)
Amounts reclassified from AOCI		9,323		803		-		10,126
Net current-period OCI		19,299		(16,317)		(129,080)		(126,098)
Ending balance 2012	COP	(9,831)	COP	(25,234)	COP	(264,911)	COP	(299,976)

Summary of significant differences and required U.S. GAAP disclosures

a)	Deferred income taxes:

Deferred tax assets or liabilities must be recorded for all temporary differences raised in the current period based on the consolidated statement of operations when comparing the amount of recognized income and expenses for accounting and tax purposes.

Under U.S. GAAP, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized. For the years ended December 31, 2012, 2011 and 2010, part of the deferred income taxes included the tax benefits received upon the acquisition of certain property and equipment.

Income tax expense under U.S. GAAP is comprised of the following components for the years ended at December 31, 2012, 2011 and 2010:

	2012		2011		Amounts previously reported 2011		2010		Amounts previously reported 2010

Current income tax expense	COP	483,794	COP	410,422	COP	410,422	COP	497,231	COP	497,231
Deferred income tax (benefit) expense(1) (2)		161,030		144,731		101,730		(34,128)		(70,943)
Total	COP	644,824	COP	555,153	COP	512,152	COP	463,103	COP	426,288

(1)	In 2012, 2011 and 2010 the foreign currency adjustment of the foreign subsidiaries’ deferred tax assets and liabilities amounted to COP 2,139, COP (13,600), and COP 5,397 respectively.
(2)	For the year 2012 and 2011, the roll forward of the deferred tax asset and deferred tax liability from discontinued operations amounting to COP 8,661 and COP 11,783 has been incorporated in the line Income from and disposal of discontinued operations.

	2012		2011		Amounts previously reported 2011		2010		Amounts previously reported 2010

Income tax relating to continuing operations	COP	633,387	COP	538,111	COP	494,868	COP	447,918	COP	410,821
Income tax relating to discontinued operations(1)		11,437		17,042		17,284		15,185		15,467
Income tax	COP	644,824	COP	555,153	COP	512,152	COP	463,103	COP	426,288

(1)	Includes income taxes related to discontinued operations of Todo 1, Asesuisa, and AFP Crecer, for the years 2012, 2011 and 2010. See Note 31 q) Discontinued Operations.

Temporary differences between the amounts reported in the financial statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2012 and 2011 were as follows:

	2012		2011			Amounts previously reported 2011
Deferred tax assets and liabilities – U.S. GAAP

Deferred tax assets:
Accrual of employee benefits	COP	77,669	COP	48,183		COP	48,183
Allowance for loan losses		151,721		172,691			172,691
Allowance for foreclosed assets		166		43			43
Premises and equipment		264,100		228,632			116,255
Loss carryforwards and excess of presumed income over ordinary income		104,044		72,012			72,012
Unrealized loss on forwards, futures and swaps		11,450		18,686			18,686
Accrued expenses		18,009		14,678			14,678
Unrealized loss on investments in trading securities		957		3,412			3,412
Unrealized loss on investments in available for sale securities		18,044		19,935			19,935
Other		27,845		26,058			26,058
Total gross deferred tax assets		674,005		604,330			491,953
Less valuation allowance		(48,825)		(19,584)			(19,584)
Net deferred tax asset	COP	625,180	COP	584,746		COP	472,369
Deferred tax liabilities:
Unrealized gain on investments in available for sale securities		1,112		872			872
Premises and equipment		34,161		24,810			252,973
Allowance for loan losses		6,166		17,916			17,916
Allowance for foreclosed assets		20,851		20,385			20,385
Loan origination fees and costs		41,895		31,584			31,584
Unrealized gains on forwards, futures and swaps		53,279		74,112			74,112
Intangible assets		38,176		59,196			59,196
Inflation adjustments		12,088		11,732			11,732
Deferred charges		40,335		31,895			31,895
Business combination		27,577		27,248			27,248
Unrealized gains on investments in trading securities		60,460		31,878			31,878
Accrued expenses		-		10			10
Securitization		38,269		38,991			38,991
Other		21,688		22,465			22,465
Total deferred tax liabilities	COP	396,057	COP	393,094		COP	621,257

Net deferred tax assets (liability) - US GAAP	COP	229,123	COP	191,652		COP	(148,888)
Net deferred tax liability under Colombian banking GAAP		140,357		166,847			166,847
Difference related to deferred income taxes		369,480		358,499			17,959
Difference related to the application of ASC 740-10-25-51 to the cost basis of certain premises and equipment		(670,812)		(489,578	)(1)
Difference to be recognized under U.S. GAAP stockholders’ equity	COP	(301,332)	COP	(131,079)

(1) This amount was previously reported in the Bank’s Annual Report on Form 20-F as of December 31, 2011, as part of deferred income taxes under U.S. GAAP. The presentation of the deferred taxes above has been changed to separately identify the impacts of ASC 740-10-25-51 in premises and equipment. There is no impact on stockholders’ equity as consequence of this change.

Under U.S. GAAP, the tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate income statement recognition. The simultaneous equations method is used to record the assigned value of the asset and the related deferred tax asset. During the application of ASC 740-10-25-51 for the year ended December 31, 2012, that results in the recognition of a difference between U.S. GAAP and Colombian banking GAAP in the cost basis, accumulated depreciation, depreciation expense, and deferred tax asset for certain premises and equipment, management became aware that in the Bank’s Annual Reports on Form 20-F, as of and for the years ended December 31, 2011 and December 31, 2010, for the purpose of the U.S. GAAP reconciliation adjustment the differences derived from the cost basis, accumulated depreciation and depreciation expense were incorrectly disclosed as being only a part of the deferred tax assets and related taxes in the income statement.

Application of ASC 740-10-25 on asset purchases during 2012 and 2011 resulted in a decrease of premises and equipment by COP 206,076 in 2012 and COP 161,220 in 2011.

On December 26, 2012, pursuant to law 1607 of 2012, Congress established and defined new criteria applicable to income tax and value added tax, among others. Under the new tax regime, Colombian companies and individuals are required to calculate annually the Impuesto sobre la Renta para la Equidad (“CREE”).

The applicable statutory tax rate for CREE is 9% from 2013 to 2015 and 8% in subsequent years. The CREE does not allow the discounting of carry forward losses neither the excess of presumptive income to establish the related taxable income. Therefore, deferred income tax expense (benefit) at December 31, 2012 was determined using a rate of 25% for carry forward losses and excess of presumpive income, a rate of 34% for other temporary differences which will be reversed up to year 2015 and a rate of 33% for other temporary differences that will be reversed from year 2016. The deferred income tax at December 31 2011 and 2010 was determined using a rate of 33%.

The valuation allowance for deferred tax assets as of December 31, 2012 and 2011 was COP 48,825 and COP 19,584, respectively. The net change in the total valuation allowance for the year ended December 31, 2012 was an increase of COP 29,242, and for the year ended December 31, 2011 was a increase of COP 871. The valuation allowance relates to the following: Loss carryforwards, Excess of presumed income over ordinary income, and higher fiscal costs of certain premises and equipment.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal over an entity level basis of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not the Bank will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2012. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Due to the expiration on December 31, 2010 of the tax stability regime entered into with the Government of Colombia, Bancolombia was taxed at a total income tax rate of 33% for the fiscal years 2012 and 2011. The nominal income tax rate was 35% for year 2010. This tax rate differs from the 28.29%, 34.95% and 22.87% effective tax rates for years 2012, 2011 and 2010, respectively, due to the following:

	2012		2011		Amounts previously reported 2011		2010		Amounts previously reported 2010

Income before tax U.S. GAAP(1)	COP	2,319,502	COP	1,641,582	COP	1,598,580	COP	1,998,583	COP	1,961,767
Non-controlling interest		(40,008)		(53,253)		(53,253)		26,041		26,041
Income before tax U.S. GAAP attributable to the controlling interest		2,279,494		1,588,329		1,545,327		2,024,624		1,987,808
Income tax as per statutory rate		753,334		524,149		509,958		708,618		695,733
Foreign profits taxed at other rates		3,121		(29,654)		(29,654)		(31,864)		(31,864)
Foreign profits exempt from tax		(63,119)		(26,146)		(26,146)		(32,203)		(32,203)
Non-deductible items		101,941		118,864		118,864		76,598		76,598
Equity tax adjustment under U.S. GAAP		(3,001)		143,443		143,443		698		698
Non-taxable income		(153,879)		(181,534)		(181,534)		(183,694)		(183,694)
Others		(22,815)		5,160		(23,650)		(18,120)		(42,050)
Increase (decrease) valuation allowance		29,242		871		871		(56,930)		(56,930)
Income tax	COP	644,824	COP	555,153	COP	512,152	COP	463,103	COP	426,288

(1) For continuing and discontinued operations.

For the years ended December 31, 2012, 2011 and 2010, non-taxable income mainly includes dividends received from affiliated companies, gains on sale of tax-exempt equity securities and tax-exempt interest income on mortgage securities and tax-exempt interest income on certain residential mortgage loans.

At December 31, 2012 and 2011, the Bank had undistributed earnings of foreign subsidiaries amounting to COP 846,587 and COP 848,496 respectively, on which deferred income taxes have not been provided because earnings are expected to be reinvested indefinitely outside of Colombia. Upon distribution of those earnings in the form of dividends or otherwise, the Bank would be subject to income tax.

Uncertainty in income taxes

Colombian banking GAAP does not specifically address accounting for tax uncertainties. Accordingly, the recognition and measurement provisions used are in accordance with the policies described in w) Contingencies.

Under U.S. GAAP, the guidance prescribes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Bank records interest and penalties related to the unrecognized tax benefits (UTB) in other expenses in the Consolidated Statements of Operations. For the years ended December 31, 2012, 2011 and 2010, there was no recognition of interest and penalties.

The open tax years of the major companies of the Bancolombia Group are as follows:

Company	Open tax year

LOCAL SUBSIDIARIES
Bancolombia S.A.	2010 – 2012
Leasing Bancolombia S.A. Compañía de Financiamiento	2010 – 2012
Factoring Bancolombia S.A. Compañía de Financiamiento	2007 and 2009 – 2012
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	2010 – 2012
Banca de Inversión Bancolombia S.A. Corporación Financiera	2011 – 2012
Valores Bancolombia S.A. Comisionista de Bolsa	2010 – 2012
Compañía de Financiamiento Tuya S.A.	2011 – 2012
Renting Colombia S.A.	2007 – 2012

FOREIGN SUBSIDIARIES
Banco Agrícola S.A.	2009 – 2012

b)	Employee benefit plans:

Under both Colombian banking GAAP and U.S. GAAP the recognition of pension costs is based on actuarial computations; however, the methodologies prescribed by each accounting framework present some differences, as indicated below:

Pension Plan

Under Colombian law, employee pension obligations are managed as a defined contribution plan since 1990. The Bank’s legal retirement benefit obligation as of December 31, 2012 and 2011 relates to retired employees who rendered services to the Bank before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. Actuarial gains or losses and prior service cost have been fully recognized in the Consolidated Statement of Operations.  As of December 31, 2012, there were 810 participants (845 in 2011) covered by the Plan.

Colombian banking GAAP uses nominal average historical discount rates to calculate the projected benefit obligation and the liability is then amortized against expenses on a straight line basis over defined periods established by local rules. Since 2010, additional increases in the liability related to changes in mortality tables are amortized until the year 2029.

For U.S. GAAP purposes, actuarial valuations of pension plans are performed annually using discount rates based on a review of Colombian sovereign bond yields with maturities approximating the remaining life of the projected benefit obligation. Changes in the projected benefit obligation due to gains or losses for changes in actuarial assumptions and prior service costs are recorded against Accumulated Other Comprehensive Income, and amortized to expenses on a straight line basis over the future service periods of the employees or for inactive participants in the plan over their remaining life expectancy. Amortization of accumulated gains or losses only begins when they exceed 10% of the projected benefit obligations.

Net period pension costs recorded in the Consolidated Statement of Operations include the service cost attributed by the plans benefit formula, interest cost and amortization of prior service costs and actuarial gains or losses on the plan, as explained above.

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

Under Colombian banking GAAP, the liability for this unfunded employee benefit plan is recorded on an accrual basis. For U.S. GAAP purposes, the liability is calculated and recorded on an actuarial basis by pension plan.

As of December 31, 2012, there were 1,166 participants (1,277 in 2011) remaining in the severance plan.

Retirement Pension Premium Plan and Senior Management Pension Plan Premium

Under Colombian labor regulations, employers and employees are entitled to negotiate compensation, other than the retirement benefit prescribed by law, by means of private agreements. The Bank’s employees participating in defined contribution plans are entitled to receive, on their retirement date, a one-time premium at the time based on the salary of the employee at their retirement date.

In 2011, the Bank officially established a retirement benefit plan for its senior management executives. Under this new plan, the executives are entitled to receive a one-off premium payment on their retirement date based on the number of years of service to the organization. The calculation of senior management pension plan premium payment obligation was performed using actuarial valuations over the expected years of employment under both Colombian banking GAAP and U.S. GAAP.

Disclosure and calculation of differences under U.S. GAAP

	2012		2011		2010

Components of net periodic benefit cost
Service cost	COP	6,057	COP	6,062	COP	9,190
Interest cost		19,042		22,268		23,234
Amortization of prior service cost		1,217		1,217		1,217
Amortization of net transition obligation		304		304		304
Amortization of net (gain) or loss		(906)		(1,593)		(477)
Recognition of premium under pension plan for senior management		-		15,111		-
Adjustment to be recognized
Net periodic pension cost under U.S. GAAP		25,714		43,369		33,468
Net periodic pension cost under Colombian banking GAAP		29,125		46,697		24,609
Difference to be recognized under U.S. GAAP (loss)/ gain	COP	3,411	COP	3,328	COP	(8,859)

The combined costs for the above-mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2012, 2011 and 2010, are summarized below:

	2012		2011		2010

Change in projected benefit obligation
Unfunded benefit obligation at beginning of year	COP	191,079	COP	169,356	COP	169,391
Recognition of premium under pension plan for senior management		-		15,111		-
Service cost		6,057		6,062		9,190
Interest cost		19,042		22,268		23,234
Actuarial (gain)/loss		25,337		(1,003)		(10,680)
Benefits paid		(27,225)		(20,715)		(21,779)
Unfunded benefit obligation at end of year	COP	214,290	COP	191,079	COP	169,356

Accrued benefit cost under Colombian banking GAAP		(191,035)		(189,135)		(163,153)

Difference to be recognized under U.S. GAAP Stockholders’ equity	COP	(23,255)	COP	(1,944)	COP	(6,203)

	2012		2011

Net Amount Recognized in the Consolidated Balance Sheet at December 31, Statement of Financial Position
Non-current Assets	COP	-	COP	-
Current Liabilities		6,169		18,719
Non-current Liabilities		185,476		155,343
Amount Recognized in Financial Position	COP	191,645	COP	174,062

Accumulated Other Comprehensive Income
Net Actuarial Gain (Loss)	COP	(31,069)	COP	(4,825)
Net Prior Service (Cost)/Credit		(7,250)		(8,467)
Net Transition Obligation		(198)		(502)
Total at December 31		(38,517)		(13,794)
Deferred income tax		13,283		4,877
Accumulated other comprehensive Income/(loss)	COP	(25,234)	COP	(8,917)

The changes in Accumulated Other Comprehensive Income that took place during the years 2012 and 2011 are described as follows:

	2012		2011
Increase (Decrease) in Accumulated Other Comprehensive Income

Recognized during year - Transition Obligation/(asset)	COP	304	COP	304
Recognized during year - Prior Service Cost/(credit)		1,217		1,217
Recognized during year - Net Actuarial Losses/(gains)		(906)		(1,593)
Occurring during year - Net Actuarial (Losses)/gains		(25,337)		1,003
Accumulated other comprehensive Income/(loss) in current year	COP	(24,722)	COP	931

The Bank expects the following amounts in accumulated other comprehensive income to be recognized as components of net periodic pension cost during 2013:

Net transition obligation/(asset)	COP	198
Net prior service cost		1,217
Net loss/(gain)		1,513
Total	COP	2,928

The economic assumptions used in determining the actuarial present value of the pension obligation and the projected pension obligations for the plan years, in nominal terms, were as follows:

	2012	2011	2010

Discount rate	6.20%	7.50%	7.90%
Rate of compensation increases	5.00%	5.50%	5.50%
Rate of pension increases	3.50%	4.00%	4.00%

Estimated Future Benefit Payments

The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefits		Other Benefits(1)

2013	COP	11,502	COP	27,439
2014		11,677		6,929
2015		11,818		6,156
2016		11,910		10,086
2017		11,974		26,374
Years 2018-2022	COP	59,078	COP	117,844

(1)	Includes expected future benefit payments for severance obligation and senior management retirement premium pension plan premium.

c)	Premises and equipment

Inflation adjustment

The consolidated financial statements under Colombian banking GAAP were adjusted for inflation based on the variation in the local consumer price index (IPC), from January 1, 1992 to December 31, 2000.

The U.S. GAAP adjustment represents the cumulative inflation adjustment on the Bank's non-monetary assets for inflation occurring prior to January 1, 2001, less depreciation expense.

For the years ended December 31, 2012 and 2011, the Bank has not recognized any reconciliation adjustment in results under U.S. GAAP, due to the fact that there was no sale of non-monetary assets adjusted for inflation acquired before January 1, 1992.

Capitalization of interest cost

Under Colombian banking GAAP, the interest costs incurred during the construction of premises and equipment are recorded as expenses in the Bank’s Consolidated Statement of Operations. Under U.S. GAAP, the Bank has capitalized interest costs incurred during the construction of qualifying premises and equipment. The capitalized interest is amortized over the estimated useful life of the asset.

Impairment of long-lived assets

Under Colombian banking GAAP, an impairment loss of long-lived assets is recorded in the Consolidated Statement of Operations against an allowance in the Balance Sheet when the fair value of the assets is lower than their carrying amounts.

Under U.S. GAAP, an impairment loss is recognized if the carrying amounts of those assets are not recoverable and exceed their fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. In such cases, an impairment loss is recorded for the difference between the carrying amount and the fair value of the assets and the new adjusted carrying amount becomes the new cost basis.

Real estate held for sale

According to Colombian banking GAAP, real estate held for sale is recorded similar to real estate in use.

Under U.S. GAAP, long lived assets classified as held for sale are recorded at the lower of the carrying amount and fair value less estimated costs to sell, and are not subject to depreciation.

Depreciation adjustment on premises and equipment purchased with income tax benefits

Under Colombian tax law, some specific purchases of premises and equipment have an additional deduction over the total depreciation of such assets, recognized in the income tax return on the period when the assets are acquired.

Under U.S. GAAP, the tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate income statement recognition. The simultaneous equations method is used to record the assigned value of the asset and the related deferred tax asset.

During the application of ASC 740-10-25-51 for the year ended December 31, 2012, that results in the recognition of a difference between U.S. GAAP and Colombian banking GAAP in the cost basis, accumulated depreciation, depreciation expense, and deferred tax asset for certain premises and equipment, management became aware that in the Bank’s Annual Reports on Form 20-F, as of and for the years ended December 31, 2011 and December 31, 2010, for the purpose of the U.S. GAAP reconciliation adjustment the differences derived from the cost basis, accumulated depreciation and depreciation expense were incorrectly disclosed as being only a part of the deferred tax assets and related taxes in the income statement.

The following table shows the adjustments for each item:

	Net Income
	December 31, 2012		December 31, 2011		Amounts previously reported 2011		December 31,2010		Amounts previously reported 2010
Items
Inflation adjustment	COP	-	COP	-	COP	-	COP	(45)	COP	(45)
Capitalization of interest cost		(1,085)		1,017		1,017		5		5
Depreciation expense of premises and equipment held by the Fund “See note 31 (i)” (1)		(21,402)		(17,295)		(17,295)		(13,868)		(13,868)
Deferred income of the fund “See note 31 (i)”		-		-		-		(26,255)		(26,255)
Assets held for sale		(38)		433		433		(879)		(879)
Recovery (impairment) of long- lived assets		4,483		998		998		(7,424)		(7,424)
Reversal of depreciation of premises and equipment acquired with income tax benefits		47,497		43,002		-		36,816		-
Total	COP	29,455	COP	28,155	COP	(14,847)	COP	(11,650)	COP	(48,466)

___________________

(1)	Refers to the Fondo Capital Privado Colombia Inmobiliaria. See note 31(i)

	Stockholders’ equity
	December 31, 2012		December 31, 2011		Amounts previously reported 2011
Items
Inflation adjustment	COP	35,553	COP	35,553	COP	35,553
Capitalization of Interest Cost		19,160		19,160		19,160
Premises and equipment of the Fund "See note 31 (i)"		462,052		405,177		405,177
Assets held for sale		(8)		30		30
Impairment of long-lived assets		(1,943)		(6,426)		(6,426)
Total adjustment premises and equipment (gross)		514,814		453,494		453,494
Accumulated depreciation interest cost		(4,002)		(2,917)		(2,917)
Accumulated depreciation of the Fund “See note 31 (i)”		(124,032)		(103,237)		(103,237)
Accumulated depreciation assets held for sale		-		-		-
Reversal of accumulated depreciation of premises and equipment acquired with income tax benefits		196,534		149,036		-
Total accumulated depreciation		68,500		42,882		(106,154)
Total	COP	583,314	COP	496,376	COP	347,340

Differences related to the application of ASC 740-10-25-51 to the cost basis of certain premises and equipment amounted to COP (670,812) in 2012 and COP (489,578) in 2011 have been included in item a) Deferred income taxes.

d)	Revaluation of assets

According to Colombian banking GAAP, reappraisals of a portion of the Bank’s premises and equipment, equity investments and other non-monetary assets are made periodically and  the effects of the increase or decrease are recognized in the Balance Sheet under the assets caption “Reappraisal of assets” and in the stockholders’ equity caption “Surplus from reappraisals of assets”.  The latest reappraisals were made during the years 2012 and 2011.  Under U.S. GAAP, reappraisals of assets are not permitted and thus these amounts are reversed.

e)	Allowance for loan losses, financial leases, foreclosed assets and other receivables

As established by the SFC, the methodology for evaluating loans and financial leases under Colombian banking GAAP, as discussed in Note 2 (i), is based on their inherent risk characteristics and serves as a basis for recording loss allowances based on loss percentages estimated or established by the SFC. Under Colombian banking GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to the statements of operations.

Under U.S. GAAP the Bank considers in determining that the loan is impaired, among other factors, the economic performance and trends in the client’s industry, the monthly analysis that considers the likelihood of receiving all principal and interest according to the contractual terms of the loan agreement and specific events that could affect in a negative way the client’s real capacity to pay.

All impaired loans that exceed a specific threshold COP 2,000 or that are Troubled Debt Restructurings (TDRs) are individually assessed for impairment. All other loans are assesed on a collective basis.

The allowance for significant impaired individually assessed loans and all TDRs is measured based on the present value of estimated future cash flows discounted at the original effective loan rate or the fair value of the collateral net of estimated costs to sell in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when the estimated future cash flows discounted at their original effective rate or collateral fair value is lower than book value.

To calculate the allowance required for all other loans that are collectively evaluated for impairment, loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type and for homogeneous groups of clients established according to the underlying risk or other characteristics of each group. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends and any other pertinent information that may affect the estimation of the allowance for loan losses.

Under Colombian banking GAAP allowances on homogeneous loan portfolios are established based on probability of default, which is defined as the probability of the debtor within a specific loan portfolio or segment and rating, defaulting on its obligations within the next twelve (12) months. Under U.S. GAAP, this probability of default is determined by analyzing estimated defaults or foreclosures based on portfolio trends, historical losses, client’s payment behavior regard to with past-due loans greater than 90 days, delinquencies, bankruptcies, economic conditions and credit scores.

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

In addition, for U.S. GAAP purposes, the Bank maintains a provision for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees granted, standby letters of credit and other financial instruments. This provision is recorded as a liability. The Bank uses the same methodology as described for the allowance for loans losses, but including an estimated probability of drawdown by the borrower.

The loan portfolio under U.S. GAAP amounting to COP 75,999,091 differs from the loan portfolio under Colombian banking GAAP amounting to COP 70,528,733, which includes principal amounting to COP 69,988,679 and receivables amounting to COP 540,054, due to the consolidation of the loan portfolio of SPEs, and the reclassification of prepayments to suppliers(1) as receivables and the operating leases classified as finance leases under U.S. GAAP.

The Bank grants loans to customers in the following segments: residential mortgage, commercial, consumer, small business loans and through financial leases. A substantial portion of the Bank loan portfolio is represented by commercial loans throughout Colombia.

 Loans are recorded at their principal outstanding balance less allowance for impairment and include loan origination fees and costs, and accrued interest receivables. Accrued interest unearned income is recorded as a liability.

Foreclosed assets

Under Colombian banking GAAP the SFC requires the Bank to record a provision equal to 60% for foreclosed real estate and a provision equal to 70% for other foreclosed assets of, the carrying value of the asset at the time of receipt, which must be recorded in proportional monthly installments within a two year period following foreclosure. Once the two year period has expired, the provision must be increased to 80% and 100%, respectively.

Also, it is the Bank’s policy, to increase the provision to 100% of its book value if a foreclosed asset is not sold within 5 years in the Bank’s possession.

Under U.S. GAAP, foreclosed assets are recorded as assets held for sale at the lower of the net carrying amount of the loan or fair value of the assets less its cost to sell.

(1) Corresponds to expenditures incurred by the Bank before signing off the leasing contract. Under COLGAAP, they are not consider as loans, but under US GAAP they are considered as receivables

The following summarizes the allowance for loan and financial lease losses and foreclosed assets under Colombian banking GAAP and U.S. GAAP:

	2012		2011 (1)

Allowance for loans losses , financial lease, and other receivables under Colombian banking GAAP	COP	(3,383,306)	COP	(2,904,462)
Difference in the allowance recognized in item e.i) Allowance for loan losses, financial leases loses and other receivables		(270,201)		(323,250)
(+) Increases in the allowance included within the following GAAP differences in the reconciliation:
Allowance on interests on the difference related to non-accrual loans presented in item (g) – interest recognition on non-accrual loans		(14,558)		(7,577)
Allowance on finance leases accounted for as operating leases under Colombian banking GAAP presented in item (l) lessor accounting		(60,340)		(24,809)
Allowance on loans acquired in Banagricola’s business acquisition presented in item (m) – business combinations		(36,220)		(46,792)
Allowance on other receivables for securitized non-performing loans presented in item (n) securitization		(1,069)		(1,136)
(+) GAAP difference related to the provision for credit losses on commitments to extend credit recognized in item (e) Allowance for loans losses , financial lease, and other receivables		138,326		32,827

Allowance for loans losses , financial lease, and other receivables under US GAAP	COP	(3,627,368)	COP	(3,275,199)

Allowance for foreclosed assets under Colombian banking GAAP	COP	(190,537)	COP	(182,728)
Difference in the allowance recognized in item eii) Allowance for foreclosed assets		64,577		69,369
Allowance for foreclosed assets under US GAAP	COP	(125,960)	COP	(113,359)

(1)The 2011 balance of allowance for loans losses, financial lease and other receivables under US GAAP has been changed to include the allowance related to (a) interests on non-accrual loans; (b) finance leases accounted for operating leases under Colombian banking GAAP; (c) securitized loans acquired in Banagricola’s business acquisition and (d) other receivables for securitized non-performing loans.

	2012			2011		2010
Difference recognized in net income under U.S. GAAP
Allowance for loans, financial lease losses and other receivables	COP	53,049		COP	(97,247)	COP	(35,725)
Allowance for foreclosed assets		(1,791	)(1)		2,014 (2)		18,374
	COP	51,258		COP	(95,233)	COP	(17,351)

(1)	For 2012, the difference of COP (4,792) between the reconciliations for the years 2012 COP 64,577 and 2011 COP 69,369 that are recognized as adjustments to Colombian banking GAAP stockholders’ equity is different from the difference recognized in net income under U.S.GAAP COP (1,791) in the amount of COP (3,001) due to the cumulative translation adjustment related to foreign operations recorded in other comprehensive income.
(2)	For 2011, the difference of COP 2,475 between the reconciliations for the years 2011 COP 69,369 and 2010 COP 66,894 that are recognized as adjustments to Colombian banking GAAP stockholders’ equity is different from the difference recognized in net income under U.S.GAAP COP 2,014 in the amount of COP 461 due to the cumulative translation adjustment related to foreign operations recorded in other comprehensive income.

An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP during the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012		2011 (1)		2010 (1)

Allowance at the beginning of the year	COP	(3,275,199)	COP	(2,908,013)	COP	(2,819,828)
Sale of subsidiaries		1,303		150		-
Provision for credit losses		(951,222)		(670,324)		(536,688)
Effect of changes in foreign exchange rates		36,963		(10,545)		23,584
Charge-offs		728,606		557,674		701,128
Recoveries of charged-off loans		(167,819)		(244,141)		(276,209)
Allowance at the end of the year	COP	(3,627,368)	COP	(3,275,199)	COP	(2,908,013)

Allowance for credit losses on commitments to extend credit at beginning of the year	COP	(32,827)	COP	(11,211)	COP	-
Provision on off-balance sheet credit instruments		(105,499)		(21,616)		(11,211)
Allowance for credit losses on commitments to extend credit at end of the year	COP	(138,326)	COP	(32,827)	COP	(11,211)

Gross Loans and financial leases		75,999,091		67,151,490		53,459,826

Allowance at the end of the period as a percentage of gross loans		4.77%		4.81%		5.31%

Provision for credit losses as a percentage of gross loans		1.25%		1.03%		1.02%

(1)	The 2011 and 2010 balances of allowance for credit losses on loans, financial lease, and other receivables have been changed to include as part of the roll forward the changes associated with the allowance for (a) interests on non-accrual loans; (b) finance leases accounted for operating leases under Colombian banking GAAP; (c) securitized loans acquired in Banagricola’s business acquisition and (d) other receivables for securitized non-performing loans. These allowances of COP 112,187, COP 80,314 and COP 81,901 in 2012, 2011 and 2010 respectively, are presented as part of the reconciliation items (g) interest recognition on non-accrual loans, (l) lessor accounting, (m) business combinations and (n) securitization, respectively.

The average recorded investments in impaired loans for each segment for the year ended December 31, 2012 and 2011, were as follows:

	2012				2011
	Average				Average
	Impaired loans		Allowance		Impaired loans		Allowance
Commercial	COP	2,216,790	COP	998,281	COP	2,412,013	COP	977,828
Consumer		810,195		526,813		648,840		374,233
Residential Mortgage		297,251		138,470		291,262		130,013
Small Loans		38,994		25,253		39,793		24,375
Financial Leases		400,958		115,532		469,895		118,739
	COP	3,764,188	COP	1,804,349	COP	3,861,803	COP	1,625,188

The interest income that would have been recorded for impaired loans in accordance with the original contractual terms amounted to COP 492,426, COP 413,825 and COP 493,481 for the years ended December 31, 2012, 2011 and 2010 respectively.

For the years ended December 31, 2012, 2011 and 2010, the Bank recognized interest income from impaired loans others than TDRs of approximately COP 270,379, COP 182,007 and COP 200,283, respectively.

The balance of the portfolio representing small balance homogeneous loans was evaluated under a collective allowance methodology by segment, and amounted to COP 74,570,754 and COP 65,346,449 at December 31, 2012 and 2011, respectively.

The following summarizes the carrying amount of each segment of financing receivable and the respective allowance for credit losses under U.S. GAAP. See Note 2 (i) “Loans and financial leases”:

Loan Portfolio by Loan Type

December 31, 2012

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total

Loans and financial leases	COP	42,023,954	COP	12,875,680	COP	7,782,115	COP	334,829	COP	15,866,173	COP	78,882,751
Accrued interest receivable		315,154		132,315		36,323		4,576		51,686		540,054
Loans origination fees and costs		15,270		76,886		17,721		4,020		8,959		122,856
Unearned income		(6,185)		-		-		-		(3,589,833)		(3,596,018)
Unamortized discounts or premiums		49,448		-		-		-		-		49,448
Carrying Amount	COP	42,397,641	COP	13,084,881	COP	7,836,159	COP	343,425	COP	12,336,985	COP	75,999,091

Allowance for loans losses , financial lease, and other receivables under U.S. GAAP		(1,648,890)		(1,141,198)		(399,209)		(55,816)		(382,255)		(3,627,368)

Loans and financial leases net	COP	40,748,751	COP	11,943,683	COP	7,436,950	COP	287,609	COP	11,954,730	COP	72,371,723

Loan Portfolio by Loan Type

December 31, 2011

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total

Loans and financial leases	COP	37,954,865	COP	10,846,046	COP	7,955,671	COP	316,905	COP	12,195,636	COP	69,269,123
Accrued interest receivable		267,899		107,599		27,438		3,866		42,242		449,044
Loans origination fees and costs		9,622		53,341		14,029		3,366		8,448		88,806
Unearned income		(11,506)		-		-		-		(2,698,471)		(2,709,977)
Unamortized discounts or premiums		54,494		-		-		-		-		54,494
Carrying Amount	COP	38,275,374	COP	11,006,986	COP	7,997,138	COP	324,137	COP	9,547,855	COP	67,151,490

Allowance for loans losses , financial lease, and other receivables under U.S. GAAP		(1,522,345)		(989,314)		(393,188)		(51,381)		(318,971)		(3,275,199)

Loans and financial leases net	COP	36,753,029	COP	10,017,672	COP	7,603,950	COP	272,756	COP	9,228,884	COP	63,876,291

 Loans and asset quality

The following tables are presented for each portfolio segment of financing receivable, and provide additional information about our credit risks and the adequacy of our allowance for credit losses.

Allowance for credit losses

The following table sets forth the changes in the allowance and an allocation of the allowance by loan type:

Allowance for Credit Losses and Recorded Investment in Financing Receivables

For the year ended December 31, 2012

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total
Allowance for credit losses:

Beginning Balance	COP	1,522,345	COP	989,314	COP	393,188	COP	51,381	COP	318,971	COP	3,275,199
Sale of Asesuisa S.A. and Asesuisa Vida		(1,303)		-		-		-		-		(1,303)
Provision, net		257,019		592,425		(5,674)		22,650		84,802		951,222
Charge-offs		(201,425)		(478,066)		(753)		(18,836)		(29,526)		(728,606)
Recoveries of charges-offs		88,514		52,138		15,755		811		10,601		167,819
Effect of difference in exchange rate		(16,260)		(14,613)		(3,307)		(190)		(2,593)		(36,963)
Ending Balance	COP	1,648,890	COP	1,141,198	COP	399,209	COP	55,816	COP	382,255	COP	3,627,368

Ending balance: individually evaluated for impairment	COP	613,197	COP	3,557	COP	93	COP	1	COP	39,532	COP	656,380
Ending balance: collectively evaluated for impairment		1,035,693		1,137,641	COP	399,116		55,815		342,723		2,970,988 (1)

Ending balance	COP	1,648,890	COP	1,141,198	COP	399,209	COP	55,816	COP	382,255	COP	3,627,368

Financing receivables:

Ending balance: individually evaluated for impairment	COP	1,383,078	COP	23,264	COP	226	COP	7	COP	121,762	COP	1,528,337
Ending balance: collectively evaluated for impairment		41,014,563		13,061,617		7,835,933		343,418		12,215,223		74,470,754

Ending balance	COP	42,397,641	COP	13,084,881	COP	7,836,159	COP	343,425	COP	12,336,985	COP	75,999,091

(1)	Includes allowance for COP 1,320,668 related to impaired loans.

Allowance for Credit Losses and Recorded Investment in Financing Receivables

For the Year Ended December 31, 2011

	Commercial		Consumer		Residential Mortgage		Small Business Loans		Financial Leases		Total

Allowance for credit losses:

Beginning Balance	COP	1,509,815	COP	729,088	COP	380,479	COP	57,263	COP	231,368	COP	2,908,013
Provision, net		154,435		420,204		(8,175)		7,005		96,706		670,175
Charge-offs		(280,658)		(239,822)		(1,371)		(14,318)		(21,505)		(557,674)
Recoveries of charges-offs		136,444		73,843		21,485		1,363		11,005		244,140
Effect of difference in exchange rate		2,309		6,001		770		68		1,397		10,545
Ending Balance	COP	1,522,345	COP	989,314	COP	393,188	COP	51,381	COP	318,971	COP	3,275,199

Ending balance: individually evaluated for impairment	COP	618,785	COP	1,729	COP	-	COP	-	COP	50,121	COP	670,635

Ending balance: collectively evaluated for impairment		903,560		987,585		393,188		51,381		268,850		2,604,564	(1)

Ending balance	COP	1,522,345	COP	989,314	COP	393,188	COP	51,381	COP	318,971	COP	3,275,199

Financing receivables:

Ending balance: individually evaluated for impairment	COP	1,599,571	COP	5,842	COP	-	COP	-	COP	199,628	COP	1,805,041
Ending balance: collectively evaluated for impairment		36,675,803		11,001,144		7,997,138		324,137		9,348,227		65,346,449

Ending balance	COP	38,275,374	COP	11,006,986	COP	7,997,138	COP	324,137	COP	9,547,855	COP	67,151,490

(1)	Includes allowance for COP 1,005,120 related to impaired loans.

Past-due loans

The table below sets forth information about our past-due loans by segment and by class:

Age Analysis of Past-Due Financing Receivables

As of December 31, 2012

	31–90 Days Past- Due		91–120 Days Past-Due		121-180 Days Past-Due		181- 360 Days Past-Due		Greater than 360 Days		Total Past-Due		Current		Total Financing

Commercial
Corporate	COP	49,795	COP	6,102	COP	3,575	COP	21,409	COP	32,352	COP	113,233	COP	25,333,937	COP	25,447,170
SME(1)		91,685		28,696		33,547		100,398		72,492		326,818		8,143,685		8,470,503
Others		64,386		14,595		20,937		72,147		40,398		212,463		8,267,505		8,479,968
Total Commercial	COP	205,866	COP	49,393	COP	58,059	COP	193,954	COP	145,242	COP	652,514	COP	41,745,127	COP	42,397,641

Consumer
Credit card	COP	142,309	COP	58,908	COP	71,280	COP	38,711	COP	19,226	COP	330,434	COP	4,923,571	COP	5,254,005
Vehicle loans		60,664		13,490		16,041		9,757		1,343		101,295		2,122,774		2,224,069
Payroll loan		10,035		1,887		2,250		360		46		14,578		1,583,644		1,598,222
Others		94,833		26,800		37,750		25,719		13,098		198,200		3,810,385		4,008,585
Total Consumer	COP	307,841	COP	101,085	COP	127,321	COP	74,547	COP	33,713	COP	644,507	COP	12,440,374	COP	13,084,881

Residential Mortgage
VIS(2)	COP	115,927	COP	14,846	COP	16,766	COP	23,119	COP	29,896	COP	200,554	COP	1,893,308	COP	2,093,862
No VIS		188,383		27,539		29,686		52,686		118,999		417,293		5,325,004		5,742,297
Total Residential Mortgage	COP	304,310	COP	42,385	COP	46,452	COP	75,805	COP	148,895	COP	617,847	COP	7,218,312	COP	7,836,159

Small business loans		11,436		3,594		5,436		8,307		2,657		31,430		311,995		343,425

Financial leases		72,299		13,385		17,086		29,521		31,950		164,241		12,172,744		12,336,985

TOTAL	COP	901,752	COP	209,842	COP	254,354	COP	382,134	COP	362,457	COP	2,110,539	COP	73,888,552	COP	75,999,091

(1)	SME refers to Small and Medium Sized Enterprises
(2)	VIS refers in Spanish to “Vivienda de Interés Social”, a term used to describe residential mortgages granted by financial institutions in amounts that are less than 135 legal minimum monthly salaries in Colombia (currently COP 77).

Age Analysis of Past-due Financing Receivables

As of December 31, 2011

	31–90 Days Past-due		91–120 Days Past-due		121-180 Days Past-due		181- 360 Days Past-due		Greater than 360 Days		Total Past-due		Current		Total Financing

Commercial
Corporate	COP	17,949	COP	615	COP	7,630	COP	10,279	COP	26,358	COP	62,831	COP	23,830,543	COP	23,893,374
SME		68,306		22,148		34,691		82,692		71,048		278,885		6,532,048		6,810,933
Others		65,436		19,489		15,707		44,270		31,590		176,492		7,394,575		7,571,067
Total Commercial	COP	151,691	COP	42,252	COP	58,028	COP	137,241	COP	128,996	COP	518,208	COP	37,757,166	COP	38,275,374

Consumer
Credit card	COP	92,589	COP	21,905	COP	45,080	COP	22,616	COP	17,579	COP	199,769	COP	4,380,617	COP	4,580,386
Vehicle loans		29,499		5,287		7,126		5,651		421		47,984		1,764,314		1,812,298
Payroll loan		5,611		484		495		475		11		7,076		1,147,630		1,154,706
Others		51,019		13,013		15,728		16,280		1,997		98,037		3,361,559		3,459,596
Total Consumer	COP	178,718	COP	40,689	COP	68,429	COP	45,022	COP	20,008	COP	352,866	COP	10,654,120	COP	11,006,986

Residential Mortgage
VIS(1)	COP	73,086	COP	11,801	COP	11,701	COP	16,851	COP	23,693	COP	137,132	COP	2,117,438	COP	2,254,570
No VIS		73,821		12,185		10,928		19,300		63,839		180,073		5,562,495		5,742,568
Total residential mortgage	COP	146,907	COP	23,986	COP	22,629	COP	36,151	COP	87,532	COP	317,205	COP	7,679,933	COP	7,997,138

Small business loans		11,516		3,263		4,192		6,374		1,974		27,319		296,818		324,137

Financial leases		40,733		21,326		23,989		23,486		24,523		134,057		9,413,798		9,547,855

TOTAL	COP	529,565	COP	131,516	COP	177,267	COP	248,274	COP	263,033	COP	1,349,655	COP	65,801,835	COP	67,151,490

(1)	VIS refers in Spanish to “Vivienda de Interés Social”, a term used to describe residential mortgages granted by financial institutions in amounts that are less than 135 legal minimum monthly salaries in Colombia (currently COP 72).

Credit quality indicators

The following table sets forth information about credit risks by class of financial receivable and internally assigned grades:

Credit Quality Indicators

As Of December 31 2012

	“A” Normal		“B” Acceptable		“C” Appreciable		“D” Significant		“E” Unrecoverable		TOTAL

Commercial
Corporate	COP	24,542,590	COP	251,215	COP	436,772	COP	90,890	COP	125,703	COP	25,447,170
SME		7,633,313		348,683		168,113		232,126		88,268		8,470,503
Others		7,897,975		196,548		131,016		162,133		92,296		8,479,968
Total Commercial	COP	40,073,878	COP	796,446	COP	735,901	COP	485,149	COP	306,267	COP	42,397,641

Consumer
Credit card	COP	4,379,872	COP	422,269	COP	139,748	COP	219,996	COP	92,120	COP	5,254,005
Vehicle loans		2,047,659		49,673		44,496		48,098		34,143		2,224,069
Payroll loan		1,544,000		17,952		6,981		19,558		9,731		1,598,222
Others		3,651,317		155,291		61,295		85,278		55,404		4,008,585
Total Consumer	COP	11,622,848	COP	645,185	COP	252,520	COP	372,930	COP	191,398	COP	13,084,881

Residential Mortgage
VIS	COP	1,947,687	COP	75,857	COP	33,266	COP	12,631	COP	24,421	COP	2,093,862
No VIS		5,492,546		90,027		67,769		23,928		68,027		5,742,297
Total Residential Mortgage	COP	7,440,233	COP	165,884	COP	101,035	COP	36,559	COP	92,448	COP	7,836,159

Small business loans		302,776		10,458		5,842		5,391		18,958		343,425

Financial leases		11,933,953		171,496		104,971		68,483		58,082		12,336,985

Total loans and financial leases	COP	71,373,688	COP	1,789,469	COP	1,200,269	COP	968,512	COP	667,153	COP	75,999,091

Credit Quality Indicators

As of December 31, 2011

	“A” Normal		“B” Acceptable		“C” Appreciable		“D” Significant		“E” Unrecoverable		TOTAL

Commercial
Corporate	COP	23,143,287	COP	311,410	COP	278,236	COP	80,891	COP	79,550	COP	23,893,374
SME		6,038,269		324,165		121,407		218,658		108,434		6,810,933
Others		7,019,833		201,114		78,786		186,843		84,491		7,571,067
Total Commercial	COP	36,201,389	COP	836,689	COP	478,429	COP	486,392	COP	272,475	COP	38,275,374

Consumer
Credit card	COP	3,585,743	COP	547,603	COP	168,914	COP	160,249	COP	117,877	COP	4,580,386
Vehicle loans		1,717,075		36,279		23,061		20,687		15,196		1,812,298
Payroll loan		1,121,731		15,064		5,717		8,533		3,661		1,154,706
Others		3,093,340		235,458		53,570		45,429		31,799		3,459,596
Total Consumer	COP	9,517,889	COP	834,404	COP	251,262	COP	234,898	COP	168,533	COP	11,006,986

Residential Mortgage
VIS	COP	2,054,373	COP	85,283	COP	46,811	COP	27,494	COP	40,609	COP	2,254,570
No VIS		5,491,788		86,084		44,591		25,508		94,597		5,742,568
Total Residential Mortgage	COP	7,546,161	COP	171,367	COP	91,402	COP	53,002	COP	135,206	COP	7,997,138

Small business loans		286,033		10,285		6,645		6,094		15,080		324,137

Financial leases		9,172,438		137,135		111,360		85,541		41,381		9,547,855

Total loans and financial leases	COP	62,723,910	COP	1,989,880	COP	939,098	COP	865,927	COP	632,675	COP	67,151,490

Internally assigned ratings are the same as those defined by SFC, described in Note 2 (i) “Loans and financial leases”.

Impaired loans

The following table sets forth information regarding loans considered impaired as of December 31, 2012 and 2011:

Impaired Loans(1)

As of December 31, 2012

	Recorded Investment		Unpaid Principal Balance		Related Allowance		Interest Income Recognized

With no related allowance recorded:

Commercial
Corporate	COP	165,949	COP	164,858	COP	-	COP	12,652
SME		122,002		120,279		-		13,704
Others		79,175		77,645		-		9,438
Total Commercial	COP	367,126	COP	362,782	COP	-	COP	35,794

Consumer
Credit card	COP	328	COP	312	COP	-	COP	188
Vehicle loans		6,128		5,955		-		543
Others		147		141		-		22
Total Consumer	COP	6,603	COP	6,408	COP	-	COP	753

Residential Mortgage
VIS	COP	110	COP	108	COP	-	COP	113
No VIS		124		123		-		124
Total residential mortgage	COP	234	COP	231	COP	-	COP	237

Small Business loans		632		627		-		68

Financial leases		32,435		32,224		-		2,746

With an allowance recorded:

Commercial
Corporate	COP	714,779	COP	709,681	COP	443,975	COP	49,608
SME		499,810		491,972		301,021		63,551
Others		517,603		512,237		286,260		49,841
Total Commercial	COP	1,732,192	COP	1,713,890	COP	1,031,256	COP	163,000

Consumer
Credit card	COP	502,382	COP	479,058	COP	407,413	COP	81,093
Vehicle loans		126,176		121,880		65,309		19,575
Payroll loan		36,497		35,951		13,680		4,377
Others		222,095		216,815		133,687		33,885
Total Consumer	COP	887,150	COP	853,704	COP	620,089	COP	138,930

Residential Mortgage
VIS	COP	112,464	COP	111,208	COP	52,659	COP	10,319
No VIS		247,019		243,952		137,136		13,607
Total residential mortgage	COP	359,483	COP	355,160	COP	189,705	COP	23,926

Small Business loans		37,055		36,251		26,078		7,344

Financial leases		308,910		303,812		109,920		32,151

Total	COP	3,731,820	COP	3,665,089	COP	1,977,048	COP	404,949

(1)	Corresponds to loans with any impairment condition that increases its risk level, regardless of its past due days.

Impaired Loans(1)

As of Ended December 31, 2011

	Recorded Investment		Unpaid Principal Balance		Related Allowance		Interest Income Recognized

With no related allowance recorded:

Commercial
Corporate	COP	139,261	COP	138,530	COP	-	COP	13,144
SME		162,101		159,477		-		15,833
Others		83,489		82,353		-		11,931
Total Commercial	COP	384,851	COP	380,360	COP	-	COP	40,908

Consumer
Vehicle loans	COP	10	COP	10	COP	-	COP	3
Others		625		583		-		33
Total Consumer	COP	635	COP	593	COP	-	COP	36

Residential Mortgage
VIS	COP	12	COP	12	COP	-	COP	2
No VIS		184		183		-		28
Total residential mortgage	COP	196	COP	195	COP	-	COP	30

Small Business loans		182		179		-		20

Financial leases		82,831		82,434		-		7,529

With an allowance recorded:

Commercial
Corporate	COP	840,882	COP	834,285	COP	386,079	COP	36,523
SME		554,313		546,751		295,879		54,819
Others		554,220		549,254		283,346		48,128
Total Commercial	COP	1,949,415	COP	1,930,290	COP	965,304	COP	139,470

Consumer
Credit card	COP	506,159	COP	489,229	COP	318,911	COP	44,303
Vehicle loans		62,946		60,971		32,106		9,979
Payroll loan		18,053		17,798		5,997		2,132
Others		138,844		135,278		76,523		19,330
Total Consumer	COP	726,002	COP	703,276	COP	433,537	COP	75,744

Residential Mortgage
VIS	COP	108,850	COP	107,764	COP	47,151	COP	10,630
No VIS		172,011		169,643		84,192		11,541
Total residential mortgage	COP	280,861	COP	277,407	COP	131,343	COP	22,171

Small business loans		40,119		39,432		24,427		7,330

Financial leases		377,740		372,214		121,144		40,461

Total	COP	3,842,832	COP	3,786,380	COP	1,675,755	COP	333,699

(1) Corresponds to loans with any impairment condition that increases its risk level, regardless its past due days.

Assets pledged as collateral

As of December 31, 2012 and 2011, the Bank had pledged investment securities amounting to COP 119,132 and COP 1,984,210, respectively, as collateral to secure lines of credit at international banks, domestic development banks and other financial institutions.

Nonaccrual loans

The table below sets forth information about loans and finance leases on nonaccrual status under U.S. GAAP:

Financing Receivables on Nonaccrual Status Under U.S. GAAP As of December 31,
	2012		2011
Commercial
Corporate	COP	63,438	COP	44,882
SME		235,133		210,579
Others		148,077		111,056
Total Commercial	COP	446,648	COP	366,517

Consumer
Credit card	COP	188,125	COP	107,180
Vehicle loans		40,631		18,485
Payroll loan		4,543		1,465
Others		103,367		47,018
Total Consumer	COP	336,666	COP	174,148

Residential Mortgage
VIS	COP	84,627	COP	64,046
No VIS		228,910		106,252
Total residential mortgage	COP	313,537	COP	170,298

Small business loans		19,994		15,803

Financial leases		91,942		93,324

TOTAL	COP	1,208,787	COP	820,090

As of December 31, 2012 and 2011, Bancolombia did not have any performing loans which were past-due for 90 days or more.

Troubled Debt Restructurings

Troubled Debt Restructurings (“TDRs”) are loans where both:

a)     The Bank has granted a concession to the customer for economic or legal reasons that it would not otherwise consider, and

b)     The customer is in financial difficulty.

The modifications could include: term extensions, changes in the interest rate (generally a decrease on it), principal and/or interest forgiveness, capitalization of past due amounts, or combinations thereof. In a TDR a debtor usually cannot obtain funds from other sources at affordable interest rates.

Term extension

The Bank may extend the maturity date to reduce the monthly repayments where a customer’s financial distress significantly affects its ability to pay within the original terms of the contract.

Principal and/or interest forgiveness

The Bank provides assistance to help customers in order to avoid foreclosure providing forgiveness of principal balances and/or interest. Different collection strategies are applied to different classes of receivables considering the individual circumstances of each case, such us: past-due days and, collateral coverage, among others. In all cases, the maximum principal forgiveness is the difference between the outstanding record investment and the appraised value of the underlying collateral. The Bank only applies principal balance forgiveness and/or interest forgiveness to loans that are 120 days or more past-due.

Capitalization of past due amounts and changes in the interest rate

A common type of modification, that generally falls into a TDR classification, include a combination of rate reduction and/or capitalization of past due amounts. The customer’s arrears may be capitalized and added to the principal balance and the customer agrees to repay these arrears over a reasonable period.

Mortgage loans

Modifications of mortgage loans may include, but are not limited to deferment of principal. These modifications are measured as TDRs if concessions have been granted to customers experiencing financial difficulty. In any case, the amount recorded should not be greater than 100% of the appraisal at the time the concession is granted.

Commercial loans

Commercial loans represented 64.5% of the total TDRs in 2012. Modifications of commercial loans are granted to commercial customers experiencing financial difficulty, often to avoid foreclosure and bankruptcy. Modifications that result in a TDR may include term extension, changes in the interest rate, principal and/or interest forgiveness, capitalization of past due amounts and other actions considered to assist customer while the Bank mitigates its own risk exposure.

In accordance with Colombian regulatory guidance, certain private entities and territorial districts may seek private agreements enabling them to fulfill their obligations to repay debts. The Bank manages temporary forbearance programs to modify contractual amounts or terms where a customer is at risk of forebearance.

Consumer and small loans

Almost all of the credit card and other consumer loans that have been modified in TDRs involve reducing the interest rate and placing the customer on a payment plan not exceeding 60 months. Usually, modifications of vehicle loans consist entirely of term extensions, which are granted aligned with the automobile model.

For all TDRs, the credit rating shall be consistent with the customer’s current financial circumstances and ability to pay at the time the concession is granted. Any eventual improvement in a TDR rating could only be possible when the customer improves its payment behavior and timely payments take place sequentially over a period of time ranging from two to four months depending upon the customer’s credit rating at the time when the concession was granted.

The following table presents a summary of the effects of the modifications that the Bank has granted during the year ended December 31, 2012:

	2012
	Average interest rate reduction(1)	Term Extensions (years)		Average principal and interest forgiveness
Commercial				COP	15,286
Corporate	3.84%	4.57
SME	5.96%	2.19
Others	2.66%	1.59

Consumer				COP	950
Credit card	-	Maximum 4
Vehicle loans	2.66%	Maximum 3	(2)
Others	8.82%	-

Residential Mortgage				COP	-
Vis	3.05%	-
No Vis	3.75%	1.73

Small loans	6.25%	1.07		COP	627

Leasing	-	1.52		COP	-

(1)	Represents the average reduction of the contractual rate, at the moment of the debt restructuring.

(2)	Term extensions ranging from 1 to 3 years are granted by the parent company depending upon the automobile model given as collateral.

The following table presents TDRs granted by the Bank during the year 2012:

	Loans modified during the period ended December 31,
	2012
	Number of Contracts	Pre- Modification Outstanding Recorded Investment		Post- Modification Outstanding Recorded Investment (1)		Unpaid principal Balance (2)

Commercial
Corporate	29	COP	35,481	COP	81,187	COP	73,706
SME	1,293		171,443		119,309		115,164
Others	5,910		107,579		94,862		89,393
Total Commercial	7,232		314,503		295,358		278,263

Consumer
Credit card	10,146		42,463		46,148		44,315
Vehicle loans	493		7,115		11,512		11,307
Others	1,905		9,237		10,957		10,340
Total Consumer	12,544		58,815		68,617		65,962

Residential Mortgage
Vis	650		15,923		16,115		14,571
No Vis	407		32,326		33,731		31,922
Total residential mortgage	1,057		48,249		49,846		46,493

Small loans	879		9,719		8,106		7,659

Financial leases	358		76,292		77,986		71,184

TOTAL	22,070	COP	507,758	COP	499,913	COP	469,561

(1)	Corresponds to past due amounts and any non-accrued interest that as part of the restructuring are capitalized at modification date.
(2)	Corresponds to loan principal that still due from borrower at the balance sheet date.

The following table presents for the period ended as of December 31, 2012, the financing receivables modified as troubled debt restructurings within the previous 12 months and for which there was a subsequent payment default during that period:

	2012
	Number of Contracts	Record Investment

Commercial
Corporate	15	COP	35,360
SME	847		74,981
Others	3,268		44,017
Total Commercial	4,130		154,358

Consumer
Credit card	1,211		10,625
Vehicle loans	228		4,680
Others	757		3,825
Total Consumer	2,196		19,130

Residential Mortgage
Vis	300		6,943
No Vis	171		15,025
Total residential mortgage	471		21,968

Small loans	577		5,147

Financial leases	349		71,506

TOTAL	7,723	COP	272,109

The tables below present an age analysis of the past-due TDRs:

As Of December 31, 2012
	31-90 days		91-120 Days		121-180 Days		181-360 Days		Total Past - due			Current
	Past - due		Past - due		Past – due		Past - due		COP		%	COP		%	Total
Commercial
Corporate	COP	-	COP	2,914	COP	-	COP	-	COP	2,914	4%	COP	70,792	96%	COP	73,706
SME		9,849		4,929		3,697		7,590		26,065	23%		89,099	77%		115,164
Others		8,016		2,739		3,415		4,415		18,585	21%		70,808	79%		89,393
Total Commercial		17,865		10,582		7,112		12,005		47,564	17%		230,699	83%		278,263

Consumer
Credit card		1,550		310		420		55		2,335	5%		41,980	95%		44,315
Vehicle loans		2,265		362		447		266		3,340	30%		7,967	70%		11,307
Others		559		203		260		15		1,037	10%		9,303	90%		10,340
Total Consumer		4,374		875		1,127		336		6,712	10%		59,250	90%		65,962

Residential Mortgage
Vis		3,931		389		617		413		5,350	37%		9,221	63%		14,571
No Vis		6,810		1,028		703		1,011		9,552	30%		22,370	70%		31,922
Total Residential Mortgage		10,741		1,417		1,320		1,424		14,902	32%		31,591	68%		46,493

Small loans		1,102		445		279		459		2,285	30%		5,374	70%		7,659

Financial leases		6,672		2,343		3,014		992		13,021	18%		58,163	82%		71,184

TOTAL	COP	40,754	COP	15,662	COP	12,852	COP	15,216	COP	84,484	18%	COP	385,077	82%	COP	469,561

Allowance for TDR loan losses

All TDRs that exceed COP 2,000 are individually assessed for impairment. TDRs that are less than the threshold are collectively evaluated for impairment.

For all segments, when a loan is designated as a TDR and it is individually assessed, the allowance is estimated based on the present value of projected future cash flows discounted at the original effective loan rate. If the carrying value of a TDR exceeds this amount, a specific allowance is recorded as a component of the allowance for loan and finance lease losses. To determine expected future cash flows, the Bank analyzes the financial situation of the debtor to calculate its ability to pay, including financial variables and its payment behavior.

TDRs are also individually assessed for impairment based on the fair value of the collateral net of estimated costs to sell in the case where the loan is considered collateral-dependent. If the carrying value of a loan exceeds this amount, a specific allowance is recorded. Subsequent changes in economic trends and in real estate values may implicate a decline in the fair value of the collateral. As a consequence, the specific allowance is adjusted to reflect further credit risk associated to the loan.

TDRs that are less than COP 2,000 are included in homogeneous groups which are collectively evaluated for impairment. For these TDRs, loss estimation models use historical loss experienceand credit scores.

Also, the probability of default, loss given default and exposure at default models takes into account the recent experience and post-modification payment behavior with restructured loans.

The following table sets forth by segment and by class the allowance recorded for loans that were designated as TDRs during the year 2012:

	Allowance for loan losses
Commercial
Corporate	COP	57,828
SME		58,763
Others		49,643
Total Commercial		166,234

Consumer
Credit card		18,649
Vehicle loans		4,079
Others		4,463
Total Consumer		27,191

Residential Mortgage
Vis		2,725
No Vis		4,071
Total Residential Mortgage		6,796

Small loans		4,351

Financial leases		20,584

TOTAL	COP	225,156

However, modifications of loans that are both, past due 120 or more days and are classified as TDRs, do not have a significant impact on the allowance for loan and financial lease losses. Further charge-offs of these loans are not required at the time of modification.

Purchases of financing receivables

In 2012, the Bank purchased assets from Titularizadora Colombiana for COP 137,056. which were performing loans and financial leases classified in a category A or “Normal Risk”.

Sales of financing receivables

In 2012, the Bank sold residential mortgage loans to Titularizadora Colombiana for COP 413,526. The Bank recognized a gain on sale of COP 12,479.

f)	Loan origination fees and costs

Under Colombian banking GAAP, the Bank recognizes commissions (origination fees) on loans, lines of credit and letters of credit when collected and records related direct costs when incurred. For U.S. GAAP, loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the related loans as an adjustment of yield.

g)	Interest recognition – non-accrual loans

Under Colombian banking GAAP, the Bank established that commercial, consumer and small business loans that are past-due more than 30 days and residential mortgages that are past-due more than 60 days will stop accruing interest in the Consolidated Statement of Operations and their entries will be made in memorandum accounts until effective payment is collected.

Under U.S. GAAP based on general banking practices for all of our classes of financing receivables, including impaired loans, the accrual of interest income is discontinued once a loan becomes more than 90 days past-due. While the loan is on non-accrual status, interest is generally recognized as income on a cash basis, unless collection of principal is doubtful, in which case, cash collections are applied against the unpaid principal balance.  A loan in non-accrual status is returned to accrual when all the past-due balance has been collected.

h)	Deferred charges

For Colombian banking GAAP purposes, the Bank has deferred certain pre-operating expenses, and other charges, which are expensed as incurred under U.S. GAAP.

Under Colombian banking GAAP, the cost of issuance of bonds issued before 2012 are recorded by the Bank as a deferred charge and amortized on a monthly basis over a term of three years. However, since 2012 this deferred charge had been amortized using the straight-line method over the maturity period of issued bonds. Under U.S. GAAP, the cost of issuance of bonds must be amortized over the life of the bonds using the effective rate interest method.

Under Colombian banking GAAP, the payroll-related costs for employees who are directly associated with a software project are recorded by the Bank as an expense. Under U.S. GAAP the payroll-related costs are capitalized during the application development stage and amortized on a straight line since the beginning of the production stage.

Under Colombian banking GAAP, the Bank accounts for improvements on leased property in the Consolidated Statement of Operations as expenses. Under U.S. GAAP, leasehold improvements are recorded as a deferred charge and amortized on a monthly basis over the term of the lease.

Under Colombian banking GAAP, the interest costs that directly related to software development incurred during the Innova Project are recorded in the Bank’s Consolidated Statement of Operations. Under U.S. GAAP, the Bank has capitalized interest costs that are directly related to software development. The capitalized interest is amortized over a period of 36 months, which is considered its estimated useful life, from the date when the software begins to be used in the Bank´s operations.

The following table shows the adjustments for each item:

	Net Income
	December 31, 2012		December 31, 2011		December 31,2010
Items

Leasehold improvements	COP	15,990	COP	9,793	COP	175
Interest Cost		6,304		9,338		4,494
Payroll for employee’s directly associated with Innova project		(785)		12,656		23,201
Discounts on issuance of long- term debt		(1,307)		2,442		1,634
Other		10,433		(10,257)		5,507
Total	COP	30,635	COP	23,972	COP	35,011

	Stockholders’ equity
	December 31, 2012		December 31, 2011
Items

Leasehold improvements	COP	35,795	COP	19,805
Interest Cost		26,311		20,007
Payroll for employee’s directly associated with Innova project		49,668		50,453
Discounts on issuance of long- term debt		7,930		9,237
Other		(1,980)		(12,413)
Total	COP	117,724	COP	87,089

i)	Investment securities and derivatives

The table below provides details regarding the differences in investment securities and derivatives between Colombian banking GAAP and U.S. GAAP:

Consolidated net income	2012		2011		2010

Fair value adjustment on trading securities	COP	5,517	COP	(14,450)	COP	(2,498)
Reserve of (Recovery of allowance) allowance for losses under Colombian banking GAAP		(21,823)		(5,122)		34,110
Foreign exchange gains or losses on available for sale debt securities recognized in the statement of operations		7,336		(5,578)		5,491
Fair value adjustment on derivative instruments		32,559		(24,037)		(25,886)
Consolidation of VIEs		(72,798)		(79,516)		(54,655)
Total	COP	(49,209)	COP	(128,703)	COP	(43,438)

Consolidated stockholders' equity			2012		2011

Fair value adjustment on trading securities			COP	(99)	COP	(13,743)
Fair value adjustment on available for sale securities				(2,237)		(8,651)
Impairment losses reversed				7,165		28,988
Change in classification of held to maturity to available for sale securities				(43,654)		(46,798)
Fair value adjustment on derivative instruments				(21,918)		(54,477)
Consolidation of VIEs				(465,677)		(389,592)
Total			COP	(526,420)	COP	(484,273)

Fair value adjustment on trading and available for sale investment securities

Under Colombian banking GAAP, some debt securities classified as either trading or available for sale are not recognized at fair value, but are recognized at amortized cost using a discounted cash flow methodology. Under U.S. GAAP such debt securities are also classified as either trading or available for sale and are measured at fair value.

Therefore, the Bank calculates the difference between the carrying amount of such securities under Colombian banking GAAP and the fair value under U.S. GAAP and recognizes the accumulated difference as part of the Reconciliation of Stockholders’ Equity and the difference from the period as part of the Reconciliation of Consolidated Net Income, or in Other Accumulated Comprehensive Income, for trading securities and available for sale securities, respectively.

Classification of securities as held to maturity

The classification of debt and equity securities under Colombian banking GAAP and U.S. GAAP is similar. However, if there is an exchange offer of securities issued by the Colombian government, sales or exchanges of such securities are allowed under Colombian banking GAAP regardless of being initially classified as held to maturity. Consequently under U.S. GAAP, as the Bank does not have a definitive intent to hold those securities to maturity, they are reclassified as available for sale securities.

Foreign exchange gains and losses on securities available for sale

Under Colombian banking GAAP, changes in the fair value as a result of changes in foreign currency exchange rates on available for sale debt securities are reflected in the Consolidated Statements of Operations. Under U.S. GAAP, those changes are reflected in other comprehensive income (OCI).

Impairment of investments

For both Colombian and U.S. GAAP purposes, the Bank conducts regular reviews to assess whether the recognition of an impairment loss is required.

Under Colombian banking GAAP, the Bank reviews the ratings issued by international rating agencies, and if any security in its portfolio has been classified below B, the Bank applies “the maximum registered amount” methodology established by the SFC, as follows:

Rating	Maximum registered amount – percentage rate

BB+, BB, BB-	Ninety (90)
B+, B, B-	Seventy (70)
CCC	Fifty (50)
DD, EE	Zero (0)

If  the  carrying amount is higher than the maximum registered amount (calculated as the product of the security’s face value net of amortization multiplied by the corresponding percentage rate), an impairment loss equivalent to such difference is recognized immediately in the Statement of Operations.

As an example, for a Eurobond issued by the government of El Salvador with a face value of USD 100,000, a credit rating of BB as of December 31, 2012 and a carrying amount (fair value) of USD 140,000, an impairment loss of USD 50,000 would be recognized under Colombian banking GAAP [140,000 – (100,000 x 90%)].

As a consequence of this procedure, under Colombian banking GAAP, the Bank has recognized valuation allowance for debt securities amounting to COP 14,159 and COP 16,854, as of December 31, 2012 and 2011, respectively. Changes in valuation allowances for debt securities are recorded in the Consolidated Statement of Operations as incurred.

Under U.S. GAAP, we would not recognize any impairment as the fair value is higher than the amortized cost. Consequently, as of December 31, 2012 and 2011, the Bank has reversed allowances amounting to COP 11,148 and COP 9,896 respectively.

During 2012, under Colombian banking GAAP, the Bank has reversed COP 1,253 of valuation allowances. For U.S. GAAP purposes, valuation allowances are not allowed to be reversed.

Under U.S. GAAP, an available for sale or held to maturity security is impaired if the fair value is below its cost and it will be recognized in the Statement of Operations if it is considered to be an Other Than Temporary Impairment (“OTTI”).

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

For U.S. GAAP purposes, the Bank determined that the impairment recognized under Colombian banking GAAP for debt securities rated as B or higher was not other than temporary.

The substantial majority of the investments in an unrealized loss position for 12 months or more are primarily mandatory securities issued or secured by the Colombian Government, denominated in pesos and Unidad de Valor Real (the “Real Value Unit” or “UVR”). These securities were issued with a fixed interest rate and average maturity of less than eight years. The Bank has determined that most of the unrealized losses on investments at December 31, 2012 are temporary in nature because it does not intend to sell an impaired debt security and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost and expects to recover the entire amortized cost basis of the securities. The Bank has the ability and intent to hold these securities for a period of time sufficient to recover all gross unrealized losses.

For certain mortgage backed securities (“TIPS”) in an unrealized loss position for more than 12 months, the Bank has recognized other-than temporary impairment amounting to COP 6,115. The recognition of OTTI is based on a range of factors, including the credit ratings of the issuer and specific events such as the estimated prepayment speed and default rate of the underlying assets that collateralize the debt security. During 2012, OTTI recognized for corporate debt securities amounted to COP 247. Based on the same factors described above, for the years ending at December 31, 2011 and 2010, the Bank has recognized OTTI under U.S. GAAP amounted to COP 6,357 and COP 10,358.

As of December 31, 2012 and 2011, 423 and 584 investment securities presented gross unrealized losses, respectively.

Fair value adjustment on derivatives instruments

Fair value measurement of derivative instruments under Colombian banking GAAP is similar to U.S. GAAP, except that under Colombian banking GAAP performance risk is not considered in the determination of the fair value. Likewise, the day one fair value of a swap instrument under Colombian banking GAAP is deferred and amortized on a straight line basis over the life of the instrument. Under U.S. GAAP, all the changes in the fair value of trading derivatives are recognized in the Statement of Operations. Counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is a derivative asset and the Bank’s credit risk is incorporated when the position is a derivative liability.

Consolidation of VIEs

In 2008, the Bank and Suramericana Group, created Fondo de Capital Privado Colombia Inmobiliaria (the “Fund”), with the purpose of investing in real estate property. As a result, during the years 2008 and 2009 Suramericana Group transferred to the Fund real estate property amounting COP 36,840.

Under Colombian banking GAAP, the interests in participations of funds are classified as trading or available for sale equity securities.  Interest in the funds in the amount of COP 268,701 and COP 242,138 were classified as trading as of December 31, 2012 and 2011, respectively. Furthermore, under Colombian banking GAAP there is no specific guidance for consolidation of variable interest entities and therefore, the consolidation analysis is based solely on the voting rights concept, under which the condition for a controlling financial interest, is ownership of over 50% of the outstanding voting shares.

During 2009, the Bank ceased consolidating the Fund under Colombian banking GAAP due to the entrance of other investors that decreased the Bank’s voting shares in the Fund below 50%.

Under U.S. GAAP as of December 31, 2012 and 2011, the Bank has identified the Fund as a variable interest entity because the only holder of equity investment at risk lacks the direct or indirect ability through voting rights or similar rights to make decisions about the Fund's activities that have a significant effect on the success of the Fund. The Bank is identified as the primary beneficiary because it has the power to direct the activities of the Fund that most significantly impact the Fund’s economic performance and receive benefits or absorb losses that could potentially be significant to the VIE. For this reason, assets of the Fund, as well as its liabilities and results of operations were included in the consolidated financial statements of the Bank as of December 31, 2012 and 2011. The Bank recognizes a non-controlling interest in the amount of COP 132,413 and COP 136,920 at December 31, 2012 and 2011, respectively.

The table below presents a summary of the assets and liabilities of the Fund under U.S. GAAP consolidated by the Bank as of December 31, 2012 and 2011:

	2012		2011			2012		2011
Assets					Liabilities
Premises and equipments, net	COP	338,020	COP	301,940	Other liabilities	COP	14,240	COP	72,740
Other assets		107,380		100,375	Non-controlling interest		132,413		136,920
					Stockholders’ equity		298,747		192,655
	COP	445,400	COP	402,315		COP	445,400	COP	402,315

Additional disclosures for investment securities under U.S. GAAP

The carrying amounts, gross unrealized gains and losses and approximate fair value of debt securities classified as available for sale under U.S. GAAP are shown below:

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale - Debt securities
December 31, 2012
Securities issued or secured by Colombian government	COP	404,212	COP	2,678	COP	(30,472)	COP	432,006
Securities issued or secured by government entities		1,233,815		5		(15,320)		1,249,130
Securities issued or secured by other financial entities		965,562		20,780		(20,689)		965,471
Securities issued or secured by foreign governments		583,331		4,730		(458)		579,059
Securities issued or secured by the El Salvador Central Bank		582,309		103		(131)		582,337
Other investments		131,843		9,273		(111)		122,681
Total	COP	3,901,072	COP	37,569	COP	(67,181)	COP	3,930,684

			Gross			Gross
			unrealized			unrealized	Cost
	Fair value		gains			losses	basis

Available for sale - Debt securities
December 31, 2011
Securities issued or secured by Colombian government	COP	559,830	COP	7,217	COP	(21,527)	COP	574,140
Securities issued or secured by government entities		1,142,207		11		(17,489)		1,159,685
Securities issued or secured by other financial entities		852,651		4,221		(24,321)		872,751
Securities issued or secured by foreign governments		489,062		1,596		(2,926)		490,392
Securities issued or secured by the El Salvador Central Bank		685,722		210		(273)		685,785
Other investments		228,714		10,340		(1,977)		220,351
Total	COP	3,958,186	COP	23,595	COP	(68,513)	COP	4,003,104

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
December 31, 2012
Inmobiliaria Cadenalco	COP	5,250	COP	2,759	COP	-	COP	2,491
Grupo Odinsa		198,032		86		-		197,946
Bolsa de Valores de Colombia		16,133		2,576		-		13,557
Enka de Colombia		5,615		-		(3,909)		9,524
Construcciones El Condor		3,885		-		-		3,885
Bladex		2,833		1,115		-		1,718
Total	COP	231,748	COP	6,536	COP	(3,909)	COP	229,121

			Gross		Gross
			unrealized		unrealized		Cost
	Fair value		gains		losses		basis

Available for sale – Equity securities
December 31, 2011
Inmobiliaria Cadenalco	COP	5,150	COP	2,659	COP	-	COP	2,491
Grupo Odinsa		186,949		-		(3,567)		190,516
Bolsa de Valores de Colombia (1)		14,558		898		-		13,660
Enka de Colombia		6,244		-		(3,280)		9,524
Total	COP	212,901	COP	3,557	COP	(6,847)	COP	216,191

(1) As a result of reclassification of a part of these equity securities from available for sale to trading, an unrealized gain of COP 26,631 was recognized during 2011.

The scheduled maturities of available for sale debt securities under U.S. GAAP as of December 31, 2012 were as follows:

	Available for sale
	Amortized		Fair
	cost		value

Due in one year or less	COP	2,391,706	COP	2,373,032
Due from one year to five years		556,043		540,410
Due from five years to ten years		638,148		648,623
Due more than ten years		344,787		339,007
Total	COP	3,930,684	COP	3,901,072

Unrealized Losses Disclosure

Investments that have been in a continuous unrealized loss position for less than 12 as of December 31, 2012, months are as follow:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
Securities issued or secured by Colombian government	COP	11,360	COP	(71)	COP	11,431
Securities issued or secured by government entities		1,233,697		(15,320)		1,249,017
Securities issued or secured by other financial entities		160,907		(17,101)		178,008
Securities issued or secured by foreign governments		130,377		(457)		130,834
Securities issued or secured by the El Salvador Central Bank		513,252		(131)		513,383
Other investments		7,572		(111)		7,683
Total	COP	2,057,165	COP	(33,191)	COP	2,090,356

Investments that have been in a continuous unrealized loss position for 12 months or longer are as follows:

				Gross
				unrealized	Cost
	Fair value			losses	basis

Available for Sale Debt securities
Securities issued or secured by Colombian government	COP	340,605	COP	(30,401)	COP	371,006
Securities issued or secured by other financial entities		116,983		(3,589)		120,572
Total	COP	457,588	COP	(33,990)	COP	491,578

				Gross
				unrealized	Cost
	Fair value			losses	basis
Available for sale – Equity securities
Enka de Colombia		5,615		(3,909)		9,524
Total	COP	5,615	COP	(3,909)	COP	9,524

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Bank´s total credit exposure. The Bank is principally a retail prime lender and has no intention or product offering for any type of sub-prime business. The Bank invests primarily in sovereign debt securities, asset backed securities, and substantially mortgage backed securities in which the loans underlying the portfolios are issued by the Bank and also other banks in Colombia.

The tables below present the Bank’s debt securities investment portfolio, by geographic location of the issuer:

	Colombia		El Salvador		Brazil		Chile		United States		Others

December 31, 2012
Securities issued or secured by Colombian government	COP	6,165,857	COP	-	COP	-	COP	-	COP	-	COP	-
Securities issued or secured by government entities		1,263,249		118		-		-		-		-
Securities issued or secured by other financial entities		1,078,189		4,947		144,032		41,371		-		119,194
Securities issued or secured by foreign governments		48,629		403,437		78,015		76,235		52,895		48,390
Securities issued or secured by the El Salvador Central Bank		-		582,309		-		-		-		-
Other investments		197,355		-		47,616		26,063		-		7,602
Total	COP	8,753,279	COP	990,811	COP	269,663	COP	143,669	COP	52,895	COP	175,186

	Colombia		El Salvador		Brazil		Chile		United States		Others

December 31, 2011
Securities issued or secured by Colombian government	COP	3,585,567	COP	-	COP	-	COP	-	COP	-	COP	-
Securities issued or secured by government entities		1,173,947		187		-		-		-		-
Securities issued or secured by other financial entities		1,125,872		35,023		79,530		72,352		5,122		87,837
Securities issued or secured by foreign governments		-		309,608		45,736		170		113,335		21,600
Securities issued or secured by the El Salvador Central Bank		-		685,722		-		-		-		-
Other investments		89,824		30,165		44,817		22,216		1,997		109,644
Total	COP	5,975,210	COP	1,060,705	COP	170,083	COP	94,738	COP	120,454	COP	219,081

Additional disclosures for derivatives instruments under U.S. GAAP

The tables below present the financial position of the derivatives contracts as of December 31, 2012 and 2011 and their gain and loss recognized in the Consolidated Statement of Operations as well as the notional amounts of derivatives contracts:

	Asset						Liability
	2012			2011			2012			2011
Derivatives not designated as hedging instruments	Balance sheet location	Fair Value		Balance sheet location	Fair Value		Balance sheet location	Fair Value		Balance sheet location	Fair Value

Interest rate contracts	Other assets	COP	134,897	Other assets	COP	133.929	Other liability	COP	(67,213)	Other liability	COP	(49,928)
Foreign exchange contracts	Other assets		570,920	Other assets		517,330	Other liability		(503,151)	Other liability		(428,509)
TOTAL		COP	705,817		COP	651,259		COP	(570,364)		COP	(478,437)

	2012		2011
Collateral	COP	103,508	COP	133,400

F-104

	2012		2011
Derivatives not designated as hedging instruments	Amount of gain or (loss) recognized in income on derivative

Interest rate contracts	COP	(3,487)	COP	71,739
Foreign exchange contracts		41,515		(38,496)
Other contracts		90		129
	COP	38,118	COP	33,372

	2012		2011
Derivatives not designated as hedging instruments	Notional amounts as of December 31

Interest rate contracts	COP	10,080,312	COP	5,490,374
Foreign exchange contracts		17,826,897		18,278,583
	COP	27,907,209	COP	23,768,957

j)	Dividends received from Investments in unaffiliated companies.

Under Colombian banking GAAP, stock dividends are recorded as income; under U.S. GAAP, dividends received in the form of additional shares of common stock are not recorded as income. Instead, the costs of the shares previously held are allocated equitably to the total shares held after receipt of the stock dividend. When any shares are later disposed of, a gain or loss is determined on the basis of the adjusted cost per share.

During the year ended December 31, 2012 stock dividends received amounted to COP 7,045, and consequently the Bank’s results of operations under U.S. GAAP have been affected by this amount. The stockholder’s equity adjustment under U.S. GAAP was COP (25,054) and COP (18,009) as of December 31, 2012 and 2011 respectively.

k)	Investments in affiliates.

Under Colombian banking GAAP, investments in affiliates where the investor has the ability to exercise significant influence are recorded at cost and classified as available for sale.

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

Under U.S. GAAP, investments where the investor has the ability to exercise significant influence are recorded using the equity method. The following table sets forth the adjustment recognized under U.S. GAAP due to the application of the equity method for the year ended December 31:

Consolidated net income

Equity Securities	2012		2011		2010

Planeco S.C.	COP	(553)	COP	(767)	COP	(605)
Reintegra S.A.S.		596		884		753
Inversiones Inmobiliarias Arauco Alameda S.A.S.		(1,673)		747		(2,440)
Materiales Industriales S.A.		(578)		(451)		13
Erecos S.A.		(796)		(2,205)		(941)
Concesiones Urbanas S.A.		204		(350)		(1,237)
Servicios Financieros S.A. de C.V.		370		(52)		(179)
Concesiones CCFC S.A.		339		1,708		(2,214)
Protección S.A.		270		11,698		17,659
Servicio Salvadoreño de Protección, S.A. de C.V.		247		104		(473)
ACH El Salvador		55		(237)		-
Titularizadora Colombiana S.A.		143		(437)		985
Multiactivos S.A.		87		1,698		-
Redeban Multicolor S.A.		7,937		(906)		992
ACH Colombia S.A.		81		(603)		322
Todo 1 Service Inc (1)		-		(4,930)		(1,102)
Metrotel Redes S.A. (2)		-		-		(5,829)
	COP	6,729	COP	5,901	COP	5,704

(1)	In August 2012, the Bank’s subsidiary, Sistema de Inversiones y Negocios S.A. (“SINESA”) sold its 47.72% participation in Todo1 Services Inc.
(2)	In 2010, Banca de Inversión, the Bank's investment banking unit disposed of its investment in its Metrotel Redes investment. As of December 31, 2009 the equity interest was 28.42%.

Consolidated Stockholder’s Equity

Equity Securities	Equity interest(3)	2012(1)		2011(1)

Planeco S.C.	50.00%	COP	(467)	COP	94
Todo 1 Service Inc (2)	0.00%		-		-
Reintegra S.A.S.	46.00%		2,233		1,637
Inversiones Inmobiliarias Arauco Alameda S.A.S.	33.68%		(3,364)		(1,693)
Materiales Industriales S.A.	33.77%		2,220		2,798
Erecos S.A.	33.76%		1,897		2,692
Concesiones Urbanas S.A.	33.34%		4,086		3,882
Servicios Financieros S.A. de C.V.	46.71%		(146)		(384)
Concesiones CCFC S.A.	25.50%		5,346		5,007
Protección S.A.	20.58%		92,640		92,373
Servicio Salvadoreño de Protección, S.A. de C.V.	24.40%		324		481
ACH El Salvador	24.40%		(203)		(236)
Titularizadora Colombiana S.A.	21.25%		12,360		12,217
Multiactivos S.A.	21.25%		1,785		1,698
Redeban Multicolor S.A.	20.36%		15,231		7,294
ACH Colombia S.A.	19.94%		2,550		2,469
		COP	136,492	COP	130,329

(1)	The adjustment includes other comprehensive income for an amount of COP (566) and COP 103 for 2012 and 2011 respectively.
(2)	In August 2012, the Bank’s subsidiary, Sistema de Inversiones y Negocios S.A. (“SINESA”), sold its 47.72% participation in Todo1 Services Inc.
(3)	Changes in the equity interest are explained in Note 5. “Investment Securities”.

l)	Lessor accounting

Certain of the Bank’s subsidiaries lease assets to third parties under non-cancelable lease arrangements. These lease arrangements involve machinery and equipment, computer equipment, automobile and furniture and fixtures and their terms range between three and five years.

Under Colombian banking GAAP, for financial entities, leases are classified as either financial leases or operating leases, according to the terms of the lease agreements. Assets provided through leases to third parties with a purchase option are recorded in the loan portfolio. Assets provided through operating leases are recorded as property, plant and equipment. For both types of leases, their initial measurement represents the value to be financed of the assets to be leased (that is, the acquisition or construction cost). A leasehold improvement is capitalized when it represents a permanent improvement or betterment that increases the usefulness of the leased asset, and represents a greater value of the lease operation.

Under U.S. GAAP, from the lessor’s perspective, leases are classified as direct financing leases, sales-type leases, operating leases or leverage leases. Leases are classified as direct financing leases if certain criteria are met in the lease contract; otherwise they are classified as operating leases. The net investments in direct financing leases represent the present value of the minimum lease payments plus the unguaranteed residual value.

The adjustment under U.S. GAAP is related to certain leases signed by the Bank’s subsidiaries Renting Colombia and Leasing Bancolombia that are classified as operating leases under Colombian banking GAAP, but met the criteria to be classified as direct financing leases under U.S. GAAP.

The following lists the components of the net investment in direct financial leases under U.S. GAAP as of December 31, 2012 and 2011:

	2012		2011

Total minimum lease payments to be received	COP	12,879,707	COP	9,943,090
Less: Allowance for uncollectibles		(382,254)		(318,971)
Net minimum lease payments receivable		12,497,453		9,624,119
Estimated residual values of leased property		873,699		675,737
Less: Unearned income		(3,589,833)		(2,698,471)
Net investment in direct financing leases	COP	9,781,319	COP	7,601,385

The following schedule shows the future minimum lease payments to be received under U.S. GAAP on direct financing leases and operating leases for each of the next five years and thereafter.

Year Ended December 31,	Direct Financing leases		Operating Leases
2013	COP	619,475	COP	137,929
2014		1,085,167		108,667
2015		1,556,888		79,578
2016		1,446,694		51,249
2017		1,788,325		46,068
2018 and later		6,383,158		117,912
Total minimum future lease payments to be received	COP	12,879,707	COP	541,403

m)      Business combinations

m.i) Purchase method of accounting

With regard to a business combination, the purchase method of accounting under Colombian banking GAAP requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of income of the acquiring company for the period in which a business combination occurs include the income of the acquired company as if the acquisition had occurred on the first day of the reporting period and (iii) the costs directly related to the purchase business combination not be considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by management.

The Banagrícola S.A. acquisition was accounted for using the purchase method under Colombian banking GAAP, in accordance with the methodology suggested by the SFC.

In regard to a business combination, the purchase method of accounting under U.S. GAAP requires that (i) the purchase price be allocated to the identifiable acquired assets and liabilities on the basis of fair market value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs include the income of the acquired company after the date of acquisition (iii) the acquirer accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, with one exception: the costs to issue debt or equity securities shall be recognized in accordance with other applicable GAAP.

m.ii) Goodwill

Under Colombian banking GAAP, goodwill derived from business combinations effective before October 2006, is amortized over a maximum period of ten years. For business combinations that occurred after October 2006, the resulting goodwill is amortized over a term of twenty (20) years, unless the entity voluntarily selects a shorter period of amortization using an exponential method. Under this method the charge for amortization is increased exponentially every year. However, the Bank, since January, 2008, has used the straight-line method to amortize goodwill, since the Bank considers this method provides a better association between the revenues and expenses corresponding to this investment.

Under Colombian banking GAAP, in the case of goodwill acquired by the Bank and its subsidiaries before the date when the new regulation came into full force in year 2007, the amortization term was maintained from three to ten years for goodwill recorded in the subsidiaries Banagrícola S.A. and Inversiones Financieras Banagrícola S.A., as permitted by the SFC at the acquisition date.

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

Under U.S. GAAP, the Bank annually has performed the required impairment test of each reporting segment’s goodwill. For December 31, 2012 and 2011, no impairment was recognized against goodwill. During 2009, the Bank concluded that there was an impairment of Factoring Bancolombia’s goodwill and recorded an impairtment charge for the excess over the fair value amounting to COP 7,787.

The changes in Goodwill by segment during 2012 and 2011 were as follows:

	Banking Colombia		Banking El Salvador		Leasing			Trust		Investments		Brokerage		Off Shore		All other segments		Pension and Insurance		Total
Goodwill U.S. GAAP
Balance as of December 31, 2010	COP	435,827	COP	568,065	COP	54,238		COP	2,493	COP	132,273	COP	43,722	COP	31,534	COP	1,330	COP	-	COP	1,269,482
Accumulated impairment losses		(7,787)		-		-			-		-		-		-		-		-		(7,787)
Balance as of January 1, 2011		428,040		568,065		54,238			2,493		132,273		43,722		31,534		1,330		-		1,261,695
Additions		-		52		-			-		-		-		-		-		-		52
Foreign currency adjustment		-		8,672		-			-		-		-		-		-		-		8,672
Balance as of December 31, 2011		428,040		576,789		54,238			2,493		132,273		43,722		31,534		1,330		-		1,270,419
Goodwill under Colombian banking GAAP		-		657,693		3,924	(1)		-		-		-		-		-		18,244		679,861
Goodwill derecognized related to a disposal group classified as held for sale		-		-		-			-		-		-		-		-		25,082		25,082
Difference to be recognized under U.S. GAAP		428,040		(80,904)		50,314			2,493		132,273		43,722		31,534		1,330		6,838		615,640
Recognized in the Stockholders’ equity as:
Revaluation of assets		-		-		-			-		166,138		-		-		-		-		166,138
Goodwill	COP	428,040	COP	(80,904)	COP	50,314		COP	2,493	COP	(33,865)	COP	43,722	COP	31,534	COP	1,330	COP	6,838	COP	449,502
Goodwill U.S. GAAP
Balance as of December 31, 2011	COP	435,827	COP	576,789	COP	54,238		COP	2,493	COP	132,273	COP	43,722	COP	31,534	COP	1,330	COP	-	COP	1,278,206
Accumulated impairment losses		(7,787)		-		-			-		-		-		-		-		-		(7,787)
Balance as of January 1, 2012		428,040		576,789		54,238			2,493		132,273		43,722		31,534		1,330		-		1,270,419
Additions		-		21,995 (2)		-			-		-		-		-		-		-		21,995
Prior years adjustment		-		-		-			-		-		-		-		-		6,838		6,838
Foreign currency adjustment		-		(52,957)		-			-		-		-		-		-		-		(52,957)
Balance as of December 31, 2012		428,040		545,827		54,238			2,493		132,273		43,722		31,534		1,330		6,838		1,246,295
Goodwill under Colombian GAAP		-		568,656		2,717	(1)		-		-		-		-		-		-		571,373
Difference to be recognized under U.S. GAAP		428,040		(22,829)		51,521			2,493		132,273		43,722		31,534		1,330		6,838		674,922
Recognized in the Stockholders’ equity as:
Revaluation of assets		-		-		-			-		165,993		-		-		-		-		165,993
Goodwill	COP	428,040	COP	(22,829)	COP	51,521		COP	2,493	COP	(33,720)	COP	43,722	COP	31,534	COP	1,330	COP	6,838	COP	508,929

(1)	In March 2010, Leasing Bancolombia acquired 3,185,007 outstanding shares of Renting Colombia from Mitsubishi International Corporation and Mitsubishi Corporation. These shares formerly represented the non-controlling interest in Renting Colombia. The aggregate purchase price was COP 6,038. At December 31, 2012 and 2011, Bancolombia held an interest of 100% of Renting Colombia’s total stockholders’ equity.

Under Colombian banking GAAP, the aggregate purchase was accounted for as goodwill by Leasing Bancolombia. Under U.S. GAAP, a subsequent adjustment by changes in the non-controlling interests’ share must be accounted for in equity.

(2)	In August 2012, Banagrícola, a subsidiary of Bancolombia Panama, acquired 70% of Uff Móvil S.A.S. a telecommunications operator in Colombia. The transaction price was COP 21,000, a sum paid in full on the date of the transaction and the related goodwill of COP 21,995 was recognized.

m.iii) Intangible Assets

Under Colombian banking GAAP, the purchase method of accounting allocates to goodwill all of the excess value of intangible and tangible assets paid derived from business combinations. Under U.S. GAAP fair values are assigned to acquired intangible assets, such as registered brands, deposits, customer relationship and others.

The activity of the Bank’s intangible assets during the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012		2011		2010

Intangible Assets
Balance at beginning of year	COP	168,031	COP	223,183	COP	369,234
Amortization		(30,937)		(57,306)		(58,559)
Intangibles reclassified to assets held for sale (see Note 31, q - Discontinued operations)		-		-		(69,944)
Foreign currency translation adjustment(1) (2)		(10,139)		2,154		(17,548)
Balance at end of year	COP	126,955	COP	168,031	COP	223,183

(1)	As of December 31, 2012, the foreign currency translation adjustment for the amortization expense is COP 34,074.
(2)	As of December 31, 2012, the foreign currency translation adjustment for the carrying amount is COP 23,935.

	2012		2011
Difference recognized in stockholders equity under U.S. GAAP:
Intangibles under U.S. GAAP	COP	126,955	COP	168,031
Intangibles derecognized related to a disposal group classified as held for sale		-		31,714
Total Adjusment	COP	126,955	COP	199,745

	2012		2011		2010
Difference recognized in net income under U.S. GAAP:
Amortization of Intangibles under U.S. GAAP	COP	(30,937)	COP	(57,306)	COP	(58,559)
Sale of Aseguradora Suiza Salvadoreña		(28,868)		-		-
Sale of AFP Crecer		-		(39,278)		-
Total Adjusment	COP	(59,805)	COP	(96,584)	COP	(58,559)

Intangible assets were as follows:

	December 31, 2012						December 31, 2011
	Gross carrying amount		Accumulated amortization		Impairment		Gross carrying amount		Accumulated amortization		Impairment

Amortizable intangible assets	COP	407,395	COP	280,440	COP	-	COP	431,333	COP	263,302	COP	-
Amortizable intangible related to a disposal group classified as held for sale		-		-		-		73,733		42,019		-
Total	COP	407,395	COP	280,440	COP	-	COP	505,066	COP	305,321	COP	-

The following table shows the intangible assets gross carrying amount and accumulated amortization, detailed with their respective useful lives:

December 31, 2012
	Gross carrying amount		Accumulated amortization		Weight useful life (months)
Brand	COP	36,216	COP	36,216	60
Service asset		6,206		6,206	169
Asset management		30,004		22,251	125
Benefits associated to Loans		77,354		49,088	201
Core Deposits		111,103		75,563	151
Customer relationship Conavi and Corfinsura		22,400		22,400	105
Customer relationship Factoring Bancolombia		7,267		7,267	48
Customer relationship Conglomerado Banagrícola		112,981		57,585	159
Others		3,864		3,864	105
Total	COP	407,395	COP	280,440

The estimated aggregate amortization expense for the next five fiscal years is as follows:

Fiscal year ending December 31,	Aggregate amortization expense
2013	COP	21,613
2014		19,798
2015		17,983
2016		11,716
2017		9,901
Total	COP	81,011

m.iv) Fair value of assets and liabilities acquired

Under Colombian banking GAAP, the purchase method of accounting allocates to goodwill all of the excesses value of intangible and tangible assets paid derived from business combinations. For U.S. GAAP purposes, the primary financial statements allocate the fair value adjustments to each of the respective assets and liabilities. Currently, the Bank recognizes adjustments to the stockholders’ equity related to business combination due to fair value acquisition date differences in fixed and foreclosed assets, time deposits, long-term debt, loans and securitization of non-performing loans. Under U.S. GAAP, the amortizations of the premiums or discounts on acquisition are recognized in the consolidated statement of operations.

n)	Securitization

The following tables identify and quantify each adjustment to both the net income and stockholders’ equity:

	December 31,
	2012		2011

Stockholders’ equity
Securitized non-performing loans accounted for as sales under Colombian banking GAAP and consolidated under U.S. GAAP	COP	11,118	COP	12,721

Securitized performing loans accounted for as sales under Colombian banking GAAP and consolidated under U.S. GAAP		93,224		100,635
Total	COP	104,342	COP	113,356

	December 31,
	2012		2011		2010

Consolidated net income
Securitized non-performing loans accounted for as sales under Colombian banking GAAP and consolidated under U.S. GAAP	COP	(1,603)	COP	(3,186)	COP	(4,916)

Securitized performing loans accounted for as sales under Colombian banking GAAP and consolidated under U.S. GAAP		(3,996)		36,794		38,929
Total	COP	(5,599)	COP	33,608	COP	34,013

Transfers of financial assets

The Bank securitizes performing and non-performing mortgage loans using different securitization vehicles.

The Bank transfers performing and non-performing mortgages to Special Purpose Entities (SPE) which are not related parties. The SPEs issue notes (debt securities) and use the proceeds to buy residential mortgages portfolios from Bancolombia and other Colombian banks. In a securitization, various classes of debt securities may be issued and are generally collateralized by the transferor.

The securitized loans may be serviced by the Bank or by third parties. The Bank may also retain an interest in the form of the securities acquired from the SPE and fees for servicing the loans.

Under Colombian banking GAAP, the securitization of performing and non-performing residential mortgage loans is recorded as sales of financial assets and therefore, securitized loans have been removed from the Bank’s balance sheet. Additionally, the Bank recognizes in the Consolidated Statement of Operations at the moment of the operation the difference between the book value of the securitized portfolio and the proceeds received as gains or losses.

Under U.S. GAAP when an entity transfers financial assets, it must assess first whether the transferee should be consolidated. The party that has the power to direct the activities of a VIE, that most significantly impacts the VIE’s economic performance and has the obligation to absorb losses of the VIE (that could potentially be significant to the VIE) or the right to receive benefits from the VIE (that could potentially be significant to the VIE), is considered the primary beneficiary and therefore should consolidate the VIE.

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

The table below presents a summary of the assets and liabilities of the securitization vehicles which have been consolidated on the Bank’s balance sheet under U.S. GAAP at December 31, 2012 and 2011:

	2012		2011
Assets(1)
Cash and cash equivalents	COP	20,447	COP	26,947
Investment securities		21,071		28,709
Mortgage loans		1,803,404		3,088,751
Allowance for loan losses		(133,427)		(156,013)
Accounts receivable		17,966		25,115
Foreclosed assets		3,112		2,856
Other assets		4,942		7,065
Total Assets	COP	1,737,515	COP	3,023,430

Liabilities
Accounts payable		11,278		20,785
Long-term debt		775,113		1,614,107
Other liabilities		1,694		2,180
Total liabilities	COP	788,085	COP	1,637,072

(1) The VIEs assets are only used to settle obligations of the VIE.

The allowance for loan losses represents management’s estimate of probable losses inherent in the portfolio. The allowance for loan losses is calculated based on criteria described in e) “Allowance for loan losses, financial leases, foreclosed assets and other receivables”.

The Bank did not provide any additional financial support to these VIEs or others during 2012. Further, the Bank does not have any contractual commitments or obligations to provide additional financial support to these VIEs or others. The investors in debt securities issued by the securitization entities have no recourse to other assets of the Bank.

The Bank received servicing fees from Titularizadora Colombiana S.A. (structuring) of COP 27,231 and COP 28,787 for the years ended December 31, 2012 and 2011, respectively. The Bank believes that the fees reflect adequate compensation for services and are priced based on market value.

Cash flows received from securitization entities subject to consolidation for the years ended December 31, 2012 and 2011 amounted to COP 0 and COP 898, respectively.

The securitization transactions are a source of funding for the Bank. The securitization of performing loans transfers the risks of the loan portfolio to the holders of the debt securities issued by the securitization entities.

Securitizations of Non-performing Loans

The Bank retains all the risks of the securitized non-performing loans portfolio. In the event of default of the borrower of the loan, the Bank is required to contribute other loans or cash to the securitization entity in order to ensure the debt securities issued are being paid. Those securitization transactions are consolidated under U.S. GAAP.

Retained Interests in the unconsolidated Securitization vehicles

Under Colombian banking GAAP, any residual beneficial interest retained by the Bank in a securitization process must be recorded as a held to maturity investment in an amount equal to the value established for the beneficial interest in the balance sheet of the special purpose entity created for such purpose.

Under U.S. GAAP, retained interests in the securitization vehicles that are not subject to consolidation as of December 31, 2012, as the Bank was not considered to be the primary beneficiary, should be recognized and recorded at fair value, as available-for-sale or trading securities. To determine the fair values of these securities, the Bank discounted the estimated future cash flows of these securities.

For securities classified as available for sale, unrealized gains or losses over the amortized cost basis are charged to the reconciliation of Stockholders’ Equity through Other Comprehensive Income, unless unrealized losses are deemed to be other than temporary, in which case they are charged to the Consolidated Statement of Operations.

Securities held for the purpose of selling them in the short term are classified as “trading” and are reported at fair value, with gains and losses included in the statements of operations.

For U.S. GAAP purposes, the amortized cost, unrealized gain/loss and fair value of retained interests in VIEs not subject to consolidation as of December 31, 2012 and 2011, are as follows:

Balance Sheet	2012		2011
Available for Sale Securities
Amortized Cost	COP	615,398	COP	509,963
Net Unrealized Gain/(Loss)		(15,157)		(17,610)
Fair Value		600,241		492,353

Trading Securities
Fair Value(1)	COP	5,350	COP	11,418

(1)	Under U.S. GAAP, using the discounted cash flow methodology, the Bank assesses the fair value using an internally developed valuation technique. These instruments would generally be classified as Level 3 if required. See note 31, t) Estimated Fair Value

"Quantitative Information about Level 3 Fair Value Measurements "

The maximum exposure to loss in those VIEs includes the amount invested in, and advanced to, each VIE as of the reporting date plus any legal or contractual obligations to provide financing in the future. The Bank has neither legal or contractual obligations to provide financing in the future to the VIEs where it holds a variable interest but is not the primary beneficiary, therefore its maximum exposure to loss equals the carrying amounts of the variable interests recognized in the balance sheets as of December 31, 2012 and December 31, 2011.

For U.S. GAAP purposes, cash flows and proceeds received from SPEs qualifying for sale treatment but not subject to consolidation as of December 31, 2012 and 2011 are as follows:

	2012		2011

Cash Flows	COP	(8,732)	COP	(6,622)
Proceeds Received		416,501		324,192

o)	Foreign currency translation adjustment

Under Colombian banking GAAP, for consolidation purposes, the income accounts of foreign currency financial statements, are converted to pesos using average exchange rates. The exchange difference originated in the consolidated statement of operations accounts is recorded as foreign exchange gain loss in the statement of operations.

Under U.S. GAAP, the translation adjustments shall be reported as a component of the reconciliation of stockholders’ equity, in other comprehensive income.

p)	Non-controlling Interest

The non-controlling interest corresponds to the proportional adjustments to the stockholders’ equity and net income originated by the subsidiaries where the Bank holds less than 100% of participation.

Under Colombian banking GAAP, the non-controlling interest is presented as minority interest outside stockholders’ equity. For U.S. GAAP purposes, the non-controlling interest in subsidiaries must be classified as a separate component of stockholders’ equity in the consolidated financial statements. Additionally, consolidated net income and comprehensive income are reported with separate disclosure of the amounts attributable to the parent and to the non-controlling interest.

The following table provides details regarding the differences in non-controlling interests between Colombian banking GAAP and U.S. GAAP:

	2012		2011
Non-controlling interest under Colombian banking GAAP	COP	81,394	COP	73,455
Adjustments incoporated under U.S. GAAP reconciliation:
Non-controlling interest in securitzation performing loans		60,795		23,005
Business combination		(48,028)		(35,952)
Non-controlling interest in variable interest entities		132,413		136,920
Non-controlling interest participation in U.S. GAAP adjustments		11,652		9,754
		238,226		207,182
Non-controlling interest discontinued operations		-		(294)
Non-controlling interest under U.S. GAAP	COP	238,226	COP	206,888

q)	Discontinued Operations

On September 27, 2012, after obtaining all authorizations required by the regulators in Colombia and El Salvador, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., sold to Seguros Suramericana S.A., a company linked to Grupo de Inversiones Suramericana, 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador.

In November 2011, after obtaining all authorizations required by the regulators in Colombia and El Salvador, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., sold to Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), 99.99% of its shares of capital stock of AFP Crecer, an administrator of pension funds in the Republic of El Salvador.

On January 29, 2010, Bancolombia sold to Inversiones EGEO I S.A.S 98.25% of its direct interest held through Banca de Inversión Bancolombia S.A. in Inversiones Valores y Logística S.A. The Bank registered a gain on the sale of this investment of COP 27,995 in 2010.

Under U.S. GAAP, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale, shall be reported in discontinued operations if both of the following conditions are met:

a.      The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b.      The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

 The results of the discontinued operations under U.S. GAAP were as follows:

	2012		2011		2010
Profit (losses) from discontinued operations before income taxes	COP	60,310	COP	146,686	COP	76,114
Income taxes (benefit) expense		11,437		17,042		15,185
Profit (losses) from discontinued operations	COP	48,873	COP	129,644	COP	60,929

r)	Guarantees and off- balance sheet credit exposures

In order to meet the needs of its customers, the Bank issues financial standby letters of credit and bank guarantees. These are commitments issued by the Bank to guarantee the performance of a customer to a third party and are mainly issued to guarantee agreements established between parties from the energy sector, private sector and public procurement contracts.

Under U.S. GAAP, the Bank recognizes the premium received or receivable as a liability which presents the fair value of the obligations assumed at its inception. Such liabilities are being amortized over the expected terms of the related guarantees.

In addition, for U.S. GAAP purposes, the Bank maintains a provision for credit losses on off-balance sheet credit instruments. Off–balance sheet credit instruments include commitments to extend credit, guarantees granted, standby letters of credit and other financial instruments. The Bank uses the same methodology as described for the allowance for loans in note 31 (e), adjusted by an estimated probability of drawdown by the borrower. This provision is recorded as a liability.

The table below provides details regarding the differences between Colombian banking GAAP and U.S. GAAP with respect to the accounting for off-balance sheet credit instruments:

Consolidated net income	For the year ended December 31,
	2012		2011		2010

Guarantees	COP	(3,405)	COP	(4,959)	COP	(1,900)
Allowances for credit losses on off-balance sheet credit instruments, except commitments to extend credit (1)		(9,039)		375		(5,330)
	COP	(12,444)	COP	(4,584)	COP	(7,230)

Consolidated Stockholders’ Equity
	2012		2011

Guarantees	COP	(17,825)	COP	(14,420)
Allowances for credit losses on off-balance sheet credit instruments, except commitments to extend credit (1)		(19,842)		(10,803)
	COP	(37,667)	COP	(25,223)

(1)	See e.i.) Allowance for loans losses , financial lease, and other receivables

At December 31, 2012 and 2011, outstanding letters of credit and bank guarantees issued by the Bank totaled COP 4,440,515 and COP 4,054,494 respectively. Under Colombian banking GAAP, the Bank recognizes in memorandum accounts the full guaranteed amount.

The events or circumstances that would require the Bank to perform under a guarantee are determined by the type of guarantee:

Commitment issued by the Bank to guarantee the performance of a customer from the energy sector: The Bank shall be responsible before the guarantee’s beneficiary in the following situations:

• Breach of the contract signed by the guaranteed entity.

• Lack of energy supply due to a low availability from the generating company (the guaranteed entity).

• Non-compliance by the guaranteed entity with the stipulated timeframe to operate the power premises in order to deliver the energy requested or promised to the system.

• The daily energy generation units delivered by the guaranteed entity were lower than the daily amount pledged or agreed.

Commitment issued by the Bank to guarantee the performance in public procurement contracts: The amount guaranteed should be reimbursed by the Bank to the beneficiary of the guarantee a government entity in case the contractor breaches the agreed terms or its legal obligations.

Commitment issued by the Bank to guarantee the performance of a customer from the private sector: The amount guaranteed should be reimbursed to the beneficiary of the guarantee in case of breach of agreed covenants by the customer guaranteed or upon its financial insolvency.

The table below summarizes, at December 31, 2012 and 2011, all of the Bank’s guarantees where the Bank is the guarantor:

	Expire within one year				Expire after one year				Total amount outstanding				Maximum potential amount of future losses
	2012		2011		2012		2011		2012		2011		2012		2011
Letters of credit	COP	1,681,099	COP	1,756,346	COP	1,027,423	COP	782,291	COP	2,708,522	COP	2,538,637	COP	2,708,522	COP	2,538,637
Bank guarantees		1,072,320		1,010,425		659,673		505,432		1,731,993		1,515,857		1,731,993		1,515,857
Total	COP	2,753,419	COP	2,766,771	COP	1,687,096	COP	1,287,723	COP	4,440,515	COP	4,054,494	COP	4,440,515	COP	4,054,494

The maximum potential payments represent a “worse-case scenario”, and do not reflect expected results.

Generally, customers that are guaranteed by the Bank are not rated by external credit ratings. However, the Bank uses its internal groupings to manage the risk associated. This internal rating allocates the customer according to its financial status into the following four levels:

Internal Rating	Characteristics
AAA	The financial status and cash flows show a strong financial structure and indicate an excellent capacity to pay.
AA	The financial status and cash flows show a stable financial structure and indicate a good capacity to pay.
A	The financial status and cash flows show a good financial structure and indicate an adjusted capacity to pay.
A-	The financial status is weak and the financial structure indicates a possibility of default.

Under U.S.GAAP, as of December 31, 2012 and 2011, the Bank recognized COP 37,667 and COP 25,223 as a liability for the fair value of the obligations assumed at its inception. The difference (from 2011 to 2012) corresponds to the increase of commissions during 2012.

s)	Insurance contracts

Under U.S. GAAP, reserves for individual and group life insurance are computed on the basis of interest rates and mortality tables, including a margin for adverse deviations. For the year 2011, the reserve discount rate was 4.5%, based on the Bank’s own profitability experience.

Under Colombian banking GAAP, there are not reserves for adverse deviations.

On September 27, 2012, Banagricola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., sold to Suramericana 97.03% of its shares of capital stock of Aseguradora Suiza Salvadoreña, an insurance subsidiary in the Republic of El Salvador. See note 1, “Organization and background”. Therefore, any reconciling adjustment would be no longer necessary.

t)	Estimated Fair Value of Financial Instruments

Fair value of financial instruments

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements.

The framework for measuring fair value under Colombian banking GAAP is substantially consistent with U.S. GAAP, except for considerations about own credit risk, counterparty risk and valuation of collateral.

Fair-Value Hierarchy

U.S. GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Bank’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

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

Level 3- Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain retained residual interests in securitizations, asset-backed securities (ABS) and highly structured or long-term derivative contracts where independent pricing information was not able to be obtained for a significant portion of the underlying assets.

The Bank considers relevant and observable market prices in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

Valuation process for fair value measurements

For derivatives instruments, the Capital Market’s Risk Director is in charge of designing the valuation methodologies, which must be approved by the Board of Directors, before they are sent to the SFC in order to obtain a non-objection notice.

For debt securities, valuation techniques are based on quoted market prices and models that project future cash flows and discount the future amounts to a present value using market-based observable inputs values given by price providers, which are authorized by the SFC, and whose valuation methodologies are previously approved by the SFC.

On a daily basis, the Financial Operations Direction verifies the valuation of investments, and, the Proprietary Trading Desk’s Risk Management area reports the results of the portfolio’s valuation. On a quarterly basis, the investment and derivative portfolios are measured under US GAAP and, if necessary, adjustments are made to the valuation methodologies.

Regarding the market inputs provided by price providers, an opposition proceeding may be initiated against such valuations by any market agent (financial institutions, pension funds, among others) who disagrees with the price, margin, or rate; as a consequence of such proceeding the market data services company must review the data provided.

For assets and liabilities carried at fair value, the Bank measures such value using the procedures set out below. The Bank did not choose to utilize the fair value option to measure financial instruments and certain other items at fair value based on an elective basis.

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

The estimated fair value based upon internally developed valuation techniques could vary if other valuation methods or assumptions were used. The Bank believes its valuation methods are appropriate and consistent with those used by other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date and the amount of gain or loss recorded for a particular instrument. Most of the valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities, where available.

Financial instruments that are classified as trading, or available for sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which an asset could be sold or a liability transferred in a current transaction between willing parties in an orderly transaction.

The following section describes the valuation methodologies used by the Bank, including an indication of the level in the fair-value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

(1)	Fair value measurement on a recurring and non-recurring basis

Investment securities

a)	Debt securities:

When available, the Bank uses quoted market prices to determine the fair value and such items are classified in Level 1 of the fair value hierarchy. For securities not traded or over-the-counter, the Bank generally determines fair value utilizing internal valuation and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and interest, modified by the credit risk. The interest and foreign exchange curves are generally observable market data and reference yield and exchange curves derived from quoted interest and exchange rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. Fair-value estimates from internal valuation techniques are verified and tested by independent personnel.

Price providers compile prices from various sources and may apply matrix pricing for similar securities where no price is observable. If available, the Bank may also use quoted prices for recent trading activity of assets with similar characteristics to the security. The securities priced using such methods are generally classified as Level 2. However, when less liquidity exists for a security, a quoted price is stale or prices from independent sources vary, a security is generally classified as Level 3.

b)	Equity securities

When available, the Bank uses quoted market prices to determine the fair value and such items are classified in Level 1 and Level 2 of the fair value hierarchy and in trading or investment category.

Derivatives

Derivatives entered into by the Bank are future contracts traded the Colombian stock exchange and derivatives executed over-the-counter and so are valued using internal valuation techniques as no quoted market prices exist for such instruments. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. For over-the-counter derivatives those trades in liquid markets are valued using industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies. In addition, these estimates consider assumptions for our own credit risk and the respective counterparty credit risk, as further discussed below.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying volatility, credit curves and correlation of such inputs. The item is placed in Level 2 or Level 3 depending on the observability of the significant inputs to the model. Correlation and items with longer tenors are generally less observable.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations.

Credit Valuation Adjustment

Under Colombian banking GAAP, the measurement of the fair value of derivatives does not include a credit valuation adjustment (“CVA”). Under U.S. GAAP, the Bank measures the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap, option and forward derivatives. To see the total adjustment, please see i) investment securities and derivatives.

Counterparty credit-risk adjustments are applied to derivatives when the Bank’s position is a derivative asset and the Bank’s own credit risk is incorporated when the position is a derivative liability. The Bank attempts to mitigate credit risk to third parties which are international banks by entering into master netting agreements. When assessing the impact of credit exposure, only the net counterparty exposure is considered at risk, due to the offsetting of certain same-counterparty positions and the application of cash and other collateral. The Bank generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (“CDS”). The credit-risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in Colombia. The Bank also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if the Bank believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Bank’s credit risk on an instrument transacted with international financial institutions is done using the Asset Swap Curve calculated for subordinated bonds issued by the Bank in foreign currency. For derivatives transacted with local financial institutions, the Bank calculates the credit risk adjustment by incorporating credit data derived qualifications released in the Colombian financial market.

A hundred basis point and two hundred basis point increase in our own credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in a decrease of the associated adjustment of approximately COP 1,262 and COP 2,541, respectively, as of December 31, 2012. These sensitivity analyses do not represent management’s expectations of the changes in our own credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

A hundred basis point and two hundred basis point increase in the counterparty credit spreads when determining the credit valuation adjustment of our derivative portfolio, could result in an increase of the associated adjustment of approximately COP 6,875 and COP 13,440, respectively, as of December 31, 2012. These sensitivity analyses do not represent management’s expectations of the changes in the counterparties credit risk, but are provided as hypothetical scenarios to assess the sensitivity of the fair value of our derivative portfolio to changes in credit spreads.

Impaired loans measured at fair value

The Bank measured certain impaired loans based on the fair value of the associated collateral less costs to sell. The fair values were determined as follows using external and internal valuation techniques or third party experts, depending on the type of underlying asset:

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

For real estate properties, a third-party qualified appraiser is used. The methodologies vary depending on the date of the last appraisal available for the property (The appraisal is estimated based on either of three approaches: cost, sale comparison and income approach, and is requested every three years). When the property has been valued in the last 12 months and the market conditions have not shown significant changes, the most recent valuation is considered the fair value of the property. For all the other cases (i.e. appraisals older that 12 months) the value of the property is updated adjusting the value in the last appraisal by weighted factors such as location, type and characteristics of the property, size, physical conditions and expected selling costs, among others. The factors are determined based on current market information gathered from several external real estate experts.

Impaired foreclosed assets and premises and equipment held for sale measured at fair value

The Bank measured certain impaired foreclosed assets and premises and equipment held for sale based on fair value less costs to sell. The fair values were determined using external and internal valuation techniques or third party experts, depending on the type of underlying asset, as follows:

For real estate properties the appraisal is conducted by experts considering factors such as the location, type and characteristics of the property, size, physical conditions and expected selling costs, among others.

Premises and equipment held for sale include investment securities in externally managed funds that are valued using recent prices where available. Where not available, the fair value of investments in externally managed funds is generally determined using financial statements or other information provided by the fund managers.

Mortgage-backed securities (“TIPS”)

The Bank invests in asset-backed securities for which underlying assets are mortgages issued by financial institutions. The Bank does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and can be classified either as trading or available for sale. These asset-backed securities have different maturities and are generally classified by credit ratings. The Bank does not expect significant changes in those ratings.

Fair values were estimated using discounted cash flows models where the main key economic assumptions used are estimates of prepayment rates and resultant weighted average lives of the securitized mortgage portfolio, probability of default and interest rate curves. These items are classified as Level 2 and 3.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Bank’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012 and 2011 based on the U.S. GAAP carrying amount:

	Fair value measurements as of December 31, 2012
	Level 1		Level 2		Level 3		Total Balance
Assets

Trading account	COP	6,043,544	COP	451,710	COP	78,205	COP	6,573,459
Securities issued or secured by Colombian government		5,641,458		111,392		8,795		5,761,645
Securities issued or secured by government entities		2,081		13,517		13,955		29,553
Securities issued or secured by other financial entities		140,090		296,033		25,431		461,554
Securities issued or secured by Foreign governments		124,361		-		-		124,361
Securities issued or secured by corporate entities		91,351		25,418		30,024		146,793
Mortgage-backed securities		-		5,350		-		5,350
Equity Securities		44,203		-		-		44,203

Investment securities		718,193		2,132,483		1,282,144		4,132,820
Available for sale - Debt securities
Securities issued or secured by Colombian government		57,685		134,108		212,419		404,212
Securities issued or secured by government entities		-		1,233,697		118		1,233,815
Securities issued or secured by other financial entities		230,067		87,613		50,172		367,852
Securities issued or secured by Foreign governments		148,761		434,570		-		583,331
Securities issued or secured by El Salvador Central Bank		-		69,057		513,252		582,309
Securities issued or secured by corporate entities		55,182		74,271		2,390		131,843
Mortgage-backed securities		-		99,167		498,543		597,710
Equity securities		226,498		-		5,250		231,748

Derivatives		-		344,373		361,444		705,817
Foreign exchange contracts		-		236,726		334,194		570,920
Interest rate contracts		-		107,647		27,250		134,897

Liabilities
Derivatives		-		(530,526)		(39,839)		(570,365)
Foreign exchange contracts		-		(468,578)		(34,574)		(503,152)
Interest rate contracts		-		(61,948)		(5,265)		(67,213)
	COP	6,761,737	COP	2,398,040	COP	1,681,954	COP	10,841,731
		62.37%		22.12%		15.51%

Fair value measurements as of December 31, 2011

	Level 1		Level 2		Level 3		Total Balance
Assets

Trading account	COP	2,810,444	COP	905,822	COP	58,105	COP	3,774,371
Securities issued or secured by Colombian government		2,735,949		289,486		303		3,025,738
Securities issued or secured by government entities		-		27,490		4,437		31,927
Securities issued or secured by other financial entities		25,786		541,040		30,996		597,822
Securities issued or secured by foreign governments		1,386		-		-		1,386
Securities issued or secured by corporate entities		11,192		47,806		10,951		69,949
Mortgage-backed securities		-		-		11,418		11,418
Equity securities		36,131		-		-		36,131

Investment securities		926,673		2,164,647		1,079,767		4,171,087
Available for sale - Debt securities
Securities issued or secured by Colombian government		141,670		418,160		-		559,830
Securities issued or secured by government entities		-		1,142,020		187		1,142,207
Securities issued or secured by other financial entities		210,657		114,137		35,503		360,297
Securities issued or secured by Foreign governments		179,454		309,608		-		489,062
Securities issued or secured by El Salvador Central Bank		-		136,442		549,280		685,722
Securities issued or secured by corporate entities		187,141		39,130		2,443		228,714
Mortgage-backed securities		-		-		492,354		492,354
Equity securities		207,751		5,150		-		212,901

Derivatives		-		320,989		330,270		651,259
Foreign exchange contracts		-		190,487		326,843		517,330
Interest rate contracts		-		130,502		3,427		133,929

Liabilities
Derivatives		-		(466,960)		(11,477)		(478,437)
Foreign exchange contracts		-		(395,783)		(32,726)		(428,509)
Interest rate contracts		-		(71,177)		21,249		(49,928)
	COP	3,737,117	COP	2,924,498	COP	1,456,665	COP	8,118,280
		46.03%		36.02%		17.94%

Changes in Level 3 Fair-Value Category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2012.

	Balance, January 1, 2012		Included in earnings		Included in OCI		Purchases		Settlement		Prepayment		Transfers in to Level 3		Transfers out of Level 3		Balance, December 31, 2012		Unrealized gains (losses) still held(1)
Investment securities	COP	1,079,767	COP	(1,946)	COP	10,115	COP	131,276	COP	(6,164)	COP	(123,581)	COP	228,454	COP	(35,777)	COP	1,282,144	COP	6,817

Securities issued or secured by Colombian government		-		-		-		-		-		-		212,419		-		212,419		(1,728)
Securities issued or secured by government entities		187		3		(6)		-		-		(66)		-		-		118		(3)
Securities issued or secured by other financial entities		35,503		(262)		8,442		530		(4,019)		(807)		10,785		-		50,172		8,457
Securities issued or secured by El Salvador Central Bank		549,280		(17)		134		-		-		(36,145)		-		-		513,252		116
Securities issued or secured by corporate entities		2,443		(93)		40		-		-		-		-		-		2,390		(53)
Mortgage-backed securities		492,354		(1,577)		1,505		130,746		(2,145)		(86,563)		-		(35,777)		498,543		(72)
Equity Securities		-		-		-		-		-		-		5,250		-		5,250		100

Trading account assets	COP	58,105	COP	(4,182)	COP	-	COP	46,316	COP	(29,067)	COP	(12,955)	COP	20,291	COP	(303)	COP	78,205	COP	(6,864)

Securities issued or secured by Colombian government		303		-		-		-		-		-		8,795		(303)		8,795		(77)
Securities issued or secured by government entities		4,437		(1,460)		-		9,011		(4,437)		-		6,404		-		13,955		(1,581)
Securities issued or secured by other financial entities		30,996		(1,710)		-		10,183		(11,491)		(5,364)		2,817		-		25,431		(3,833)
Securities issued or secured by corporate entities		10,951		(25)		-		27,122		(9,344)		(955)		2,275		-		30,024		(386)
Mortgage-backed securities		11,418		(987)		-		-		(3,795)		(6,636)		-		-		-		(987)

Derivatives	COP	318,793	COP	46,872	COP	-	COP	84,960	COP	(162,057)	COP	-	COP	1,639	COP	31,398	COP	321,605	COP	47,818

Foreign exchange contracts		294,117		48,215		-		75,709		(136,527)		-		(878)		18,984		299,620		51,963
Interest rate contracts		24,676		(1,343)		-		9,251		(25,530)		-		2,517		12,414		21,985		(4,145)

(1)	Represents the amount of total gains or losses for the period, included in earnings and accumulated other comprehensive income (loss) for changes in fair value relating to assets and liabilities classified as Level 3 that are still held at December 31, 2012 and 2011.

Changes in Level 3 Fair-Value Category

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2011.

	Balance, January 1, 2011		Included in earnings		Included in OCI		Purchases		Settlement		Prepayment		Transfers in to Level 3		Transfers out of Level 3		Balance, December 31, 2011		Unrealized gains (losses) still held(1)
Investment securities	COP	1,195,173	COP	4,089	COP	(9,635)	COP	601,948	COP	(589,991)	COP	(124,260)	COP	2,443	COP	-	COP	1,079,767	COP	(5,533)

Securities issued or secured by government entities		210		9		(3)		-		-		(29)		-		-		187		6
Securities issued or secured by other financial entities		39,695		239		(2,837)		583		(2,008)		(169)		-		-		35,503		(2,598)
Securities issued or secured by El Salvador Central Bank		583,066		-		(265)		549,545		(583,066)		-		-		-		549,280		(265)
Securities issued or secured by corporate entities		-		-		-		-		-		-		2,443		-		2,443		13
Mortgage-backed securities		572,202		3,841		(6,530)		51,820		(4,917)		(124,062)		-		-		492,354		(2,689)

Trading account assets	COP	79,141	COP	(11,546)	COP	-	COP	43,055	COP	(48,930)	COP	(4,849)	COP	2,152	COP	(918)	COP	58,105	COP	(12,628)

Securities issued or secured by Colombian government		1,046		5		-		-		-		(748)		-		-		303		5
Securities issued or secured by government entities		-		(55)		-		4,492		-		-		-		-		4,437		(55)
Securities issued or secured by other financial entities		60,330		(1,542)		-		8,315		(31,679)		(4,101)		30		(357)		30,996		(1,512)
Securities issued or secured by corporate entities		6,666		(202)		-		9,078		(6,152)		-		2,122		(561)		10,951		(1,314)
Mortgage-backed securities		11,099		(9,752)		-		21,170		(11,099)		-		-		-		11,418		(9,752)

Derivatives	COP	204,233	COP	(39,432)	COP	-	COP	92,261	COP	(35,905)	COP	-	COP	22,992	COP	74,644	COP	318,793	COP	(50,681)

Foreign exchange contracts		165,939		(34,012)		-		85,731		(17,070)		-		11,643		81,886		294,117		(37,791)
Interest rate contracts		38,294		(5,420)		-		6,530		(18,835)		-		11,349		(7,242)		24,676		(12,890)

(1)	Represents the amount of total gains or losses for the period, included in earnings and accumulated other comprehensive income (loss) for changes in fair value relating to assets and liabilities classified as Level 3 that are still held at December 31, 2011 and 2010.

Level 3 Fair Value Rollforward

The following were the significant Level 3 transfers for the period December 31, 2011 to December 31, 2012:

The transfer for COP 212,419 on investments securities from Level 2 to Level 3, is primarily linked to Securities issued or secured by the Colombian government (known as Títulos de Reducción de Deuda – TRDs), for which its market liquidity has decreased, due to the proximity of its maturity date and the fact that no additional issuances have been placed in the market since 2006.

Transfer of COP 35,777 of mortgage-backed securities (“TIPS”) in Investments securities from Level 3 to Level 2 consisting mainly of securities denominated in UVR which were issued in December 2010. During 2011, these securities had limited trading activity and were previously classified as Level 3. As trading activity in these securities increased and pricing became observable, these positions were transferred to Level 2.

Transfers of COP 10,785 of Investment securities issued or secured by other financial entities includes COP 6,965 of bonds issued by other Colombian financial institutions transferred from Level 2 to Level 3, primarily due to a decrease in observability of prices. Transfers of COP 3,820 of bonds secured by multilateral financial corporations from Level 2 to Level 3 due mainly to a lack of liquidity, and were priced using a discounted cash flow model.

The following were the significant Level 3 transfers for the period December 31, 2010 to December 31, 2011:

The transfer of COP 81,886 on derivatives from level 3 to level 2 during 2011 is primarily linked to the change in the credit valuation adjustments for several of our international derivative counterparties during 2011.

All transfers are assumed to occur at the end of the reporting period.

Quantitative Information about Level 3 Fair Value Measurements

The following table sets forth information about significant unobservable inputs related to the Bank’s material categories of Level 3 financial assets and liabilities as of December 31, 2012:

Quantitative Information about Level 3 Fair Value Measurements			Inputs
Financial instrument	Fair Value		Valuation Technique	Significant unobservable input	Ranges of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
Securities issued or secured by Colombian Government
Internal debt securities secured by Colombian Government (“TRD”)	COP	221,214	Discounted cash flow	Yield	0.97% to 4.24%	3.37%	216,902	225,601
Securities issued or secured by other financial entities and corporate entities

Coporate debt securities – (“ABS”)		49,417	Price-based	Discount to price	0% to 10.20%	n/a	49,864	48,967
Coporate debt securities		58,718	Discounted cash flow	Yield	(0.04)% to 6.57%	2.18%	58,380	59,079

Securities issued or secured by government entities
Internal debt securities secured by government entities		13,955	Discounted cash flow	Yield	3.08% to 3.65%	3.45%	13,268	14,702

Mortgage-backed securities (“TIPS”)
TIPS		498,543	Discounted cash flow	Yield	(0.17%) to 0.83%	0.06%	483,736	514,255
				Liquidity risk premium	0% to 10.72%	4.10%	487,797	509,987
				Prepayment speed	n/a	n/a	499,960	495,226

Securities issued or secured by El Salvador Central Bank
Internal debt securities secured by El Salvador Central Bank (“CEDEL” )		513,252	Discounted cash flow	Country risk premium	3.71% to 5.20%	4.46%	513,224	513,281
Equity Securities
Inmobiliaria Cadenalco		5,250	Price-based	Price	COP 28,610.04 to COP 29,169.17(1)	n/a	n/a	n/a

Derivatives
Options		8,352	Black-Scholes	Recovery rate	25%	n/a	8,354	8,350
				Credit spread	0.16% to 30.24%	2.16%	8,288	8,372
Forward		59,772	Discounted cash flow	SPBAAA & ASW	5.1% to 8.9%	7.52%	59,009	58,952
				Credit spread	2.30% to 23.51%	9.35%	58,194	59,171
Swaps	COP	253,481	Discounted cash flow	SPBAAA & ASW	5.10% to 8.90%	7.40%	248,890	248,738
				Credit spread	2.30% to 23.51%	9.26%	241,891	256,072

n/a = not applicable

SPBAAA = Colombian financial institutions Credit spread curve.

ASW = The Bank’s Assets Swap Curve

(1) Amount expressed in pesos.

The Bank classifies a financial instrument within Level 3 of the fair value hierarchy when at least one input used in the assessment is unobservable and is considered significant to its valuation. For example, adjusted yield is generally used to discount future principal and cash flows on instruments not traded or traded over the counter, because the adjusted yield must be estimated from historical data or from yields of similar securities and impacted by liquidity risk premium.

The Bank uses market comparables and discounted cash flow together to assess the fair value of certain of its Level 3 financial instruments. Using an internally developed valuation technique the Bank incorporates current market interest rates based on recent transactions for similar instruments and includes a liquidity risk premium.

In the table above, mortgage-backed securities (“TIPS”) include only bonds secured by performing securitizations which qualified for derecognition and the related VIE is not consolidated by the Bank. Under U.S. GAAP, using the discounted cash flow methodology is an acceptable valuation approach, when a quoted price is not readily available in the market, the Bank assesses the fair value using an internally developed valuation technique which includes a liquidity risk premium and an adjustment for credit risk based on spreads for TIPS with similar credit risk and similar underlying exposure.

Transfers between Level 1 and Level 2 of the Fair Value Hierarchy

For the year ended December 31, 2012, the Bank transferred securities amounting to COP 68,979 related to corporate debt securities and amounting to COP 24,467 linked to bonds issued by multilateral entities from Level 1 to Level 2, because these securities were not traded with enough frequency to comprise an active market.

During the year ended December 31, 2012, the Bank transferred securities amounting to COP 17,378 related to debt securities issued by other Colombian financial entities and amounting to COP 4,456 linked to corporate debt securities from Level 2 to Level 1 primarily, because such securities were traded more frequently to comprise an active market. During the year ended December 31, 2012, the Bank has not transferred derivatives from Level 1 to Level 2, or vice versa.

Nonfinancial assets and nonfinancial liabilities measured at Fair Value

The following table presents for each of the fair-value hierarchy levels the bank’s assets and liabilities that are measured at fair value on a nonrecurring basis for the years ended December 31, 2012 and 2011 based on the supplemental consolidated condensed balance sheets:

	Fair value measurements using
Year ended	Level 1		Level 2		Level 3		Total gain (losses)
2012
Collateralized loans	COP	-	COP	-	COP	166,864	COP	(41,036)
Foreclosed assets		-		-		75,250		(12,114)
	COP		COP		COP	242,114	COP	(53,150)
2011
Collateralized loans	COP	-	COP	-	COP	238,228	COP	(83,968)
Foreclosed assets		-		-		61,453		11,429
	COP	-	COP	-	COP	299,681	COP	(72,539)

2. Fair value disclosures

U.S. GAAP requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. Certain categories of assets and liabilities, however, are not eligible for fair value accounting. The financial instruments below are not recorded at fair value on a recurring and nonrecurring basis:

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

Long-term debt

The fair value of long-term debt, comprised of bonds issued by Bancolombia and its subsidiaries, was estimated substantially based on quoted market prices. The fair value of certain bonds which do not have a public trading market, were determined based on the discounted value of cash flows using the rates currently offered for deposits of similar remaining maturities and the Bank’s own creditworthiness.

The table below presents the disclosures required by ASC 825 to all assets and liabilities based on the U.S. GAAP carrying amounts:

	December 31, 2012				December 31, 2011
	U.S. GAAP Amount		Estimated fair value		U.S. GAAP Amount		Estimated fair value
Financial assets
Cash and due from banks	COP	8,192,235	COP	8,192,235	COP	7,759,328	COP	7,759,328
Investment securities, net		4,181,246		4,181,246		4,227,974		4,227,974
Trading account		6,615,448		6,615,448		3,784,000		3,784,000
Loans and accrued interest receivable on loans, net		72,371,722		73,969,923		63,876,291		64,189,100
Customers' acceptances		54,264		54,264		35,201		35,201
Derivatives		705,817		705,817		651,259		651,259
Financial liabilities
Derivatives		570,364		570,364		478,437		478,437
Time deposits		24,767,489		25,277,511		17,973,117		18,244,043
Overnight funds		46,876		46,876		1,963,291		1,963,291
Bank acceptances outstanding		50,287		50,287		34,679		34,679
Interbank borrowings(1)		1,834,724		1,834,724		4,161,453		4,161,453
Borrowings from development
and other domestic banks(1)		3,498,902		3,498,902		3,358,549		3,358,549
Bonds		12,243,755		13,679,386		10,463,067		10,694,975

(1)	Interbank borrowings and borrowings from domestic development banks have been valued at their carrying amounts because of their relatively short-term nature. In addition, these instruments bear interest at variable rates.

The following table sets forth for each of the fair value hierarchy levels the Bank’s assets and liabilities that are not recorded at fair value, but their fair value is measured on a recurring basis at December 31, 2012 and 2011:

	Fair value measurements as of December 31, 2012
	Level 1		Level 2		Level 3		Total Balance

Loans	COP	-	COP	-	COP	73,969,923	COP	73,969,923
Deposits		-		5,007,868		20,269,643		25,277,511
Bonds		12,122,079		1,400,999		156,308		13,679,386
Overnight funds		-		-		46,876		46,876
Interbank borrowings		-		-		1,834,724		1,834,724
Borrowings from development
and other domestic banks		-		-		3,498,902		3,498,902
	COP	12,122,079	COP	6,408,867	COP	99,776,376	COP	118,307,322
		10.25%		5.42%		84.33%

The fair value represents management’s best estimates based on internally developed methodologies, in cases where quoted prices of bonds and deposits issued by the Bank are not directly observable in an active market, the Bank uses discounted cash flow methodology that incoporates curves derived from quoted instruments in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. For loans, cash flows are discounted at interest rates published by the SFC, which represents the current market origination rates for loans with similar terms and risk at the valuation date. For assets and liabilities held at the end of the reporting period, the fair values differ from period to period due to changes in interest rates, credit risk related to third parties and the Bank’s own credit risk, market perceptions of value, and new transactions that the Bank has entered into.

In addition to the instruments in the tables above, the Bank holds COP 554,732 of private equity securities that are classified as Level 3 and reported within other assets as of December 31, 2012. Valuation of private equity securities are based on the most recent issuer’s financial information.

Quantitative Information about Level 3 Nonrecurring Fair Value Measurements

The following table sets forth information about significant unobservable inputs related to the Bank’s material categories of Level 3 financial assets and liabilities not carried at fair value as of December 31, 2012:

Quantitative Information about Level 3 Nonrecurring Fair Value Measurements

Financial instrument	Fair Value		Valuation Technique	Significant unobservable input	Low	High

Loans	COP	73,969,923	Discounted cash flow	Discount rate	6.33%	35.92%

Deposits		20,269,643	Discounted cash flow	Yield	1.90%	9,22%

Bonds		156,308	Discounted cash flow	Yield	0.63%	4.01%

u)	Paid-in capital

In accordance with Colombian banking GAAP, paid-in capital in excess of par value of common and preferred shares issued is credited to a legal reserve. Under U.S. GAAP, capital in excess of par value is credited to paid-in capital.

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

The amount computed, in accordance with Colombian banking GAAP was recorded as a deferred asset to be amortized against the balance of a local special account named the “revaluation of equity” in stockholders’ equity (this account was created when in the past companies recorded inflation adjustments) on the date of each payment. If the balance in this account is less than the amount of the equity tax, the difference is amortized into the consolidated statement of operations also over four years without interest. As of December 31, 2012, under Colombian banking GAAP the deferred asset amounted to COP 234,408. The amount of COP 204,375 has been amortized against revaluation of equity.

Under U.S. GAAP, an equity tax liability was recorded on a discounted basis to reflect the time value of money as the aggregate amount of the liability and the amount and timing of cash payments are fixed. As of December 31, 2012 and 2011, the equity tax liability amounted to COP 221,684 and COP 329,490, respectively. For the years ended December 31, 2012 and 2011, the corresponding discount effect amounted to COP 9,434 and COP 17,907, respectively, and were recorded in the line “Administrative and other expenses”. The discount curve rate used was the risk free rate plus the Bank’s risk premium.

w)	Contingencies

According to Colombian banking GAAP, provisions for legal proceedings with governmental entities must be recorded for at least 50% of the total value of the penalty when judgment against the Bank in a government court instance is issued (despite the fact that the contingency was not considered probable in such instance) and then adjusted at 100% of the penalty in question when the final sentence against Bank is confirmed.

For the year 2012, the Bank has recognized provisions related to the discussions with the Bogotá District Council and Barranquilla District Council amounting to COP 10,113. During 2011, the Bank had recognized a reversal of the provision related to the discussions with the Tax administration (DIAN) amounting to COP 11,698.

According to U.S. GAAP, an estimated loss from a loss contingency shall be accrued by a charge to income if information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

Under U.S. GAAP, the Bank has recognized provisions related to the discussions with the Tax administration (DIAN), the Bogotá District Council and Barranquilla District Council  amounting to COP 42,087, which have been assessed as “Probable” based on the Bank’s and its legal counsel’s judgment as of December 31, 2012. The provision recognized represents the individual most likely outcome of the amount required to settle each obligation.

There are no contingencies or other uncertainties that could affect the fairness of presentation of the financial data as of December 31, 2012. See “Consolidated Financial Statements note 26 Commitments and Contingencies”.

x)	Earnings per share

Under Colombian banking GAAP, earnings per share (“EPS”) is computed by dividing net income by the weighted average number of both common and preferred shares outstanding for each period presented.

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

Basic EPS is calculated by reducing the income from continuing operations by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends that must be paid for the current period, considering the allocation of remaining earnings to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. EPS is determined by dividing the total earnings allocated to each security by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2012, 2011 and 2010, the Bank has applied the two-class method considering there was no difference between basic or diluted EPS on this basis for these years. Bancolombia S.A. has preferred shares which are participating securities as they may participate in earnings with the common shares after payment of the minimum dividend on the preferred shares.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2012, 2011 and 2010 (in millions of pesos, except per share data):

	2012		2011		2010

Income from continuing operations before attribution of non-controlling interests	COP	1,544,682	COP	855,759	COP	1,506,819
Less: Non-controlling interests from continuing operations		(40,008)		(53,253)		26,041
Net income from continuing operations		1,584,690		909,012		1,480,778

Income from operations and disposals of discontinued operations, net of taxes		48,873		134,624		63,983
Less: Non-controlling interests from discontinuing operations		-		-		-
Net income attributable to the controlling interest under U.S. GAAP		1,633,563		1,043,636		1,544,761

Less: Preferred dividends declared		237,766		185,964		177,108
Less: Allocation of undistributed earnings to preferred stockholders		411,051		182,465		368,231
Continuing operations		391,639		134,940		345,643
Discontinued operations		19,412		47,525		22,588
Net income allocated to common shareholders for basic and diluted EPS		984,746		675,207		999.422

Weighted average number of common shares outstanding used in basic EPS calculation (in millions)		510		510		510

Basic and Diluted earnings per share to common shareholders (U.S. GAAP)	COP	1,932.00	COP	1,324.64	COP	1,960.80

From continuing operations		1,874.00		1,153.64		1,879.80
From discontinued operations		58.00		171.00		81.00

y)	Segments Disclosure

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and assessing performance.

The Bank’s consolidated group structure includes the following segments: Banking Colombia, Banking El Salvador, Leasing, Trust, Investment, Brokerage, Off Shore, and All Other segments.

The Bank manages and measures the performance of its operations through these business segments using the same accounting policies described in the summary of significant accounting policies (see Note 2). The reconciliation of the total of the segments profit/loss to U.S. GAAP is already presented in note (31) (a).

The Bank does not have any individual external customer which represents 10% or more of the enterprise’s revenues.

The following presents information on reported operating segment profit or loss, and segment assets under Colombian banking GAAP:

December 31, 2012(3)

	Banking Colombia	Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total After Eliminations

Net Interest Income	4,010,434	333,789	533,725	12,635	2,391	20,284	95,963	1,353	5,010,574	(243,551)		4,767,023
Interest income	6,048,931	401,309	1,183,803	12,665	3,129	29,175	231,852	1,616	7,912,480	(250,597	)(2)	7,661,883
Interest expense	2,038,497	67,520	650,078	30	738	8,891	135,889	263	2,901,906	(7,046	) (2)	2,894,860
Revenues (expenses) from transactions with
other operating segments of the Bank	(34,721)	(1,890)	42,153	(28,771)	1,495	35,872	(1,456)	(12,682)	-	-		-
Net provisions	(1,057,745)	16,775	(91,389)	(831)	(137)	(68)	5,268	15,434	(1,112,693)	1,820		(1,110,873)
Net Commissions	1,445,429	129,226	36,528	198,987	38,415	70,511	15,461	(979)	1,933,578	(126,538	) (2)	1,807,040
Foreign exchange gains,and Derivatives	159,976	(964)	3,372	(118)	(65)	(9)	4,084	(9,444)	156,832	11,115		167,947
Other operating income	365,500	66	65,596	602	24,464	2,558	106,483	402,602	967,871	(302,721	) (2)	665,150
Total Operating Income	4,888,873	477,002	589,985	182,504	66,563	129,148	225,803	396,284	6,956,162	(659,875)		6,296,287
Operating Income before provisions	5,946,618	460,227	681,374	183,335	66,700	129,216	220,535	380,850	8,068,855	(661,695)		7,407,160
Salaries and employee benefits	1,333,576	96,488	93,180	42,100	14,637	72,782	8,653	5,835	1,667,251	(273,224	) (2)	1,394,027
Administrative and other expenses	1,962,690	120,803	221,819	21,065	4,744	29,417	48,847	35,159	2,444,544	323,811	(2)	2,768,355
Operating expenses	3,296,266	217,291	314,999	63,165	19,381	102,199	57,500	40,994	4,111,795	50,587		4,162,382
Non-operating income (expense)	18,153	4,290	(52,761)	1,106	491	4,333	(195)	(2,882)	(27,465)	62,680	(2)	35,215
Income before income taxes	1,610,760	264,001	222,225	120,445	47,673	31,282	168,108	352,408	2,816,902	(647,782)		2,169,120
Income tax expense	(318,158)	(66,473)	(3,106)	(38,827)	(8,653)	(5,962)	-	(25,895)	(467,074)	-		(467,074)
Segment profit/loss	1,292,602	197,528	219,119	81,618	39,020	25,320	168,108	326,513	2,349,828	(647,782)		1,702,046
Segment assets	71,566,337	6,699,690	13,179,545	79,579	165,326	224,811	5,215,286	785,806	97,916,380	-		97,916,380

(1)	Includes provisions, dividends, gains on sales and non-controlling interest.
(2)	Includes adjustments for reclassification according to the analysis process used by the chief operating decision maker.
(3)	During 2012 and 2011 both AFP Crecer and Asesuisa were sold, which were included in the Insurance segment. See note 1.

December 31, 2011

	Banking Colombia		Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Insurance (3)	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total After Eliminations

Net Interest Income	COP	3,000,900	355,778	473,867	14,906	7,043	22,149	107,043	2,454	1,806	3,985,946	(82,358)		3,903,588
Interest income		4,418,999	420,445	904,109	14,910	7,682	35,589	226,768	3,180	2,164	6,033,846	(88,252	)(2)	5,945,594
Interest expense		1,418,099	64,667	430,242	4	639	13,440	119,725	726	358	2,047,900	(5,894	)(2)	2,042,006
Revenues (expenses) from transactions with other operating segments of the Bank		(16,745)	18,314	15,802	(1,478)	1	(686)	(106)	(18,235)	3,133	-	-		-
Net provisions		(481,251)	(38,787)	(49,211)	158	(242)	(86)	2,557	1,033	(37,211)	(603,040)	4,335	(2)	(598,705)
Net Commissions		1,335,101	107,442	11,703	166,736	33,972	81,094	19,686	(65)	(40)	1,755,629	(87,045	)(2)	1,668,584
Foreign exchange gains,and Derivatives		150,322	14,931	748	401	193	846	9,230	1,444	21,582	199,697	(27,425)		172,272
Other operating income		318,754	831	52,380	520	41,753	27,065	174,148	45,689	348,376	1,009,516	(490,551	)(2)	518,965
Total Operating Income		4,307,081	458,509	505,289	181,243	82,720	130,382	312,558	32,320	337,646	6,347,748	(683,044	)(2)	5,664,704
Operating Income before provisions		4,788,332	497,296	554,500	181,085	82,962	130,468	310,001	31,287	374,857	6,950,788	(687,379)		6,263,409
Salaries and employee benefits		1,145,361	92,521	86,077	39,242	15,894	68,740	7,766	3,997	5,083	1,464,681	(189,330	)(2)	1,275,351
Administrative and other expenses		1,692,624	112,783	194,401	30,268	5,679	30,207	53,036	5,555	15,558	2,140,111	190,886	(2)	2,330,997
Operating expenses		2,837,985	205,304	280,478	69,510	21,573	98,947	60,802	9,552	20,641	3.604.792	1,556		3,606,348
Non-operating income (expense)		53,989	6,731	(488)	4,540	1,062	6,226	(392)	524	(7,404)	64,788	11,267	(2)	76,055
Income before income taxes		1,523,085	259,936	224,323	116,273	62,209	37,661	251,364	23,292	309,601	2,807,744	(673,333	)(2)	2,134,411
Income tax expense		(319,572)	(60,575)	(2,720)	(37,637)	(9,186)	(3,942)	-	(5,253)	(31,631)	(470,516)	(1)		(470,517)
Segment profit/loss		1,203,513	199,361	221,603	78,636	53,023	33,719	251,364	18,039	277,970	2,337,228	(673,334)		1,663,894
Segment assets	COP	63,626,713	6,931,582	11,488,298	303,579	462,155	364,962	8,751,997	173,006	1,852,144	93,954,429	(8,491,409)		85,463,020

(1)	Includes provisions, dividends, gains on sales and non-controlling interest.
(2)	Includes adjustments for reclassification according to the analysis process used by the chief operating decision maker.
(3)	Includes Asesuisa, which was sold in 2012. See Note 1.

December 31, 2010

	Banking Colombia		Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Pension and Insurance(3)	All Other Segments	Total before eliminations	Adjustments for consolidation purposes (1)		Total after eliminations

Net Interest Income	COP	2,617,840	362,155	443,574	16,933	10,303	28,102	108,114	4,046	680	3,591,747	(202,688)		3,389,059
Interest income		3,645,216	473,294	932,697	17,064	11,630	42,635	205,345	4,742	1,843	5,334,466	(373,826	)(2)	4,960,640
Interest expense		1,027,376	111,139	489,123	131	1,327	14,533	97,231	696	1,163	1,742,719	(171,138	)(2)	1,571,581
Revenues (expenses) from transactions with other operating segments of the Bank		(5,218)	17,418	8,736	(790)	779	(174)	(7,305)	(17,695)	4,249	-	-		-
Net provisions		(378,778)	(102,681)	(48,262)	(394)	1,168	(208)	(19,754)	593	(181)	(548,497)	782		(547,715)
Net Commissions		1,197,419	115,206	4,895	144,786	31,913	52,711	12,432	89,969	840	1,650,171	(69,257	)(2)	1,580,914
Foreign exchange gains,and Derivatives		105,444	947	57	1,196	33	299	(8,581)	-	640	100,035	-		100,035
Other operating income		344,450	111	45,006	468	93,931	4,456	102,967	2,808	95,147	689,344	(254,323	)(2)	435,021
Total Operating Income		3,881,157	393,156	454,006	162,199	138,127	85,186	187,873	79,721	101,375	5,482,800	(525,486	)(2)	4,957,314
Operating Income before provisions		4,259,935	495,837	502,268	162,593	136,959	85,394	207,627	79,128	101,556	6,031,297	(526,268)		5,505,029
Salaries and employee benefits		1,024,904	86,388	71,384	34,458	12,587	60,842	6,937	15,059	3,819	1,316,378	(176,431	)(2)	1,139,947
Administrative and other expenses		1,417,600	103,534	142,049	19,347	4,086	25,857	59,874	16,056	21,524	1,809,927	148,605	(2)	1,958,532
Operating expenses		2,442,504	189,922	213,433	53,805	16,673	86,699	66,811	31,115	25,343	3,126,305	(27,826	)(2)	3,098,479
Non-operating income (expense)		71,628	600	(7,032)	(742)	133	15,206	(3,279)	1,752	19,814	98,080	(12,004	)(2)	86,076
Income before income taxes		1,510,281	203,834	233,541	107,652	121,587	13,693	117,783	50,358	95,846	2,454,575	(509,664	)(2)	1,944,911
Income tax expense		(334,712)	(54,547)	(47,208)	(34,660)	(18,632)	(1,245)	-	(11,557)	(5,856)	(508,417)	-		(508,417)
Segment profit/loss		1,175,569	149,287	186,333	72,992	102,955	12,448	117,783	38,801	89,990	1,946,158	(509,664)		1,436,494
Segment assets	COP	49,499,711	7,093,621	8,345,821	272,797	427,967	851,844	6,068,344	229,156	1,529,612	74,318,873	(6,223,717	)(2)	68,095,156

(1)	Includes provisions, dividends, gains on sales and non-controlling interest.
(2)	Includes adjustments for reclassification according to the analysis process used by the chief operating decision maker.
(3)	Includes AFP Crecer and Asesuisa, which were sold in 2011and 2012, respectively. See Note 1.

The following summarizes the Bank’s revenues and long-lived assets attributable to Colombia and other foreign countries:

	As of December 31,
	2012				2011

			Long				Long
Geographic Information	Revenues		Term – Assets (1)		Revenues		Term – Assets (1)

Colombia	COP	13,239,996	COP	3,392,087	COP	9,762,829	COP	2,803,158
Panama and Cayman Islands		748,636		6,043		653,867		7,093
Puerto Rico		27,675		58		31,166		107
Perú		55,367		96,337		43,607		99,917
El Salvador		817,406		106,931		1,120,456		137,548
USA		48,026		-		50,962		-
Costa Rica		828		3		-		-
Total		14,937,934		3,601,459		11,662,887		3,047,823
Eliminations of intersegment operations		(1,389,808)		(10,831)		(1,082,279)		(11,044)
Total, net	COP	13,548,126	COP	3,590,628	COP	10,580,608	COP	3,036,779
__________________

(1) Included foreclosed assets, net, and property, plant and equipment, net.

As of December 31, 2012, the following are the Bank’s operating segments:

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

Banking El Salvador: This segment provides retail and commercial banking products and services to individuals, companies and national and local governments in El Salvador through Banco Agricola S.A. Banking El Salvador also includes operations of the following subsidiaries Arrendadora Financiera S.A., Credibac S.A. de CV, Valores Banagricola S.A. de C.V.

This segment is also responsible for the management of the Bank’s proprietary trading activities, liquidity and distribution of treasury products and services to its client base in El Salvador.

Leasing: This segment provides financial and operating leases, including cross-border and international leasing services to clients in Colombia, Central America, Mexico and Brazil. Bancolombia offers these services mainly through the following Subsidiaries: Leasing Bancolombia S.A., Renting Colombia S.A., Arrendamiento Operativo CIB S.A.C., Leasing Peru S.A., Transportempo S.A.S., Capital Investment Safi S.A., Fondo de Inversión en Arrendamiento Operativo Renting Perú and Patrimonio Autónomo Cartera LBC.

Trust: This segment provides trust services and asset management to clients in Colombia and Peru through Fiduciaria Bancolombia and FiduPerú S.A. Sociedad Fiduciaria. The main products offered by this segment include money market accounts, mutual and pension funds, private equity funds, payment trust, custody services, and corporate trust.

Investment Banking: This segment provides corporate and project finance advisory, underwriting, capital markets services and private equity management through Banca de Inversion Bancolombia S.A. Its customers include private and publicly-held corporations as well as government institutions.

Brokerage: This segment provides brokerage, investment advisory and private banking services to individuals and institutions through Valores Bancolombia S.A. Comisionista de Bolsa, Valores Bancolombia Panama S.A. and Suvalor Panamá Fondo de Inversión S.A. It sells and distributes equities, futures, foreign currencies, fixed income securities, mutual funds and structured products.

Off shore: This segment provides a complete line of offshore banking services to Colombian and Salvadorian customers through Bancolombia Panamá S.A., Bancolombia Cayman S.A., and Bancolombia Puerto Rico International, Inc. It offers loans to private sector companies, trade financing, lease financing, financing for industrial projects as well as a complete portfolio of cash management products, such as checking accounts, international collections and payments. Through these Subsidiaries, the Bank also offers investment opportunities in U.S. dollars, savings and checking accounts, time deposits, and investment funds to its high net worth clients and private banking customers.

All other segments: This segment includes results from small operation of particular investment vehicles of Bancolombia: Valores Simesa S.A., BIBA Inmobiliaria S.A.S, Inversiones CFNS S.A.S, CFNS Infraestructura S.A.S, Sistema de Inversiones y Negocios S.A. Sinesa, Vivayco S.A.S., Banagrícola S.A., Inversiones Financieras Banco Agrícola and others.

Recent U.S. GAAP Pronouncements

In March 2013, FASB issued ASU 2013-05, “Foreign Currency Matters (Topic 830)”: to resolve the diversity in practice about the cumulative translation adjustment derecognition guidance in Subtopic 830-30 for the derecognition of certain subsidiaries or groups of assets within a foreign entity and for changes in an investment in a foreign entity. Furthermore, the ASU 2013-05 resolves the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. The requirements will be effective prospectively for fiscal years beginning after December 15, 2012. Management is currently evaluating the impact the ASU 2013-05 would have on the Bank’s financial statements and U.S. GAAP disclosures.

In February 2013, FASB issued ASU 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (Topic 220)”. The amendments require additional disclosures of items reclassified from accumulated Other Comprehensive Income (OCI) to net income. The requirements will be effective prospectively for reporting periods beginning after December 15, 2012. Management has concluded that the adoption has no significant impact on the Bank’s U.S. GAAP disclosures and financial information.

In January 2013, the FASB issued ASU 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of Update 2011-11. Management is currently evaluating the impact the amendments would have on the Bank’s financial statement and U.S. GAAP disclosures

In October 2012, FASB issued ASU 2012-04, “Technical Corrections and improvements” to provide: 1) clarification through updating wording, correcting references, or a combination of both, which affects a wide variety of Topics in the Codification; 2) clarify certain guidance in various Topics of the Codification to fully reflect the fair value measurement and disclosure requirements of Topic 820. The amendments are not introducing any new fair value measurements and are not intended to result in a change in the application of the requirements in Topic 820 or fundamentally change other principles of U.S. GAAP. For public entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. Management is currently evaluating the impact on the U.S. GAAP disclosures and financial information released by the Bank.

In August 2012, FASB issued ASU 2012-03, “Technical Amendments and Corrections to SEC Sections” to amends various SEC paragraphs pursuant to SAB 114 related to computation of restricted net assets of subsidiaries, Presentation of Financial Statements, Notes to Financial Statements and other topics; SEC Release No. 33-9250 and ASU 2010-22 which amend or rescind portions of certain SAB Topics related to: Form of condensed financial statements, Debt Issue Costs in Conjunction with a Business Combination, Business Combinations Prior to an Initial Public Offering, Accounting for Divestiture of a Subsidiary and other topics. The amendments do not include an effective date, applications must be considered after publication. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank.

In July 2012, FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment and to improve consistency in impairment testing guidance among long-lived asset categories. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Section 350-30. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Management has concluded that the ASU 2012-02 has no impact on the Bank’s annual impairment test due to the fact that the Bank has not recognized Indefinite-lived intangible assets in prior business combinations.

In December 2011, FASB issued ASU 2011-11, “Disclosures about offsetting assets and liabilities (Topic 210)”, to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this Update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. Also, in January 2013, FASB issued ASU 2013-01, to clarify implementation issues about the scope of ASU 2011-11, specifically, amendments related to accounting for derivatives and hedging. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Management is currently evaluating the impact the amendments would have on the Bank’s financial statement and U.S. GAAP disclosures.

In December 2011, FASB issued ASU 2011-10, “Derecognition of in substance Real Estate (Topic 360)”, to resolve the diversity in practice about whether the guidance in sup-topic 360-20 applies to a parent that ceases to have a controlling interest in a subsidiary that is in substance real estate. The amendments are effective for fiscal years, and interim periods within those years beginning on or after December 15, 2013. Early adoption is permitted. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2012 and 2011.

In September 2011, FASB issued ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350)”, to simplify the way entities, both public and nonpublic, test goodwill for impairment.  The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2012 and 2011.

In May 2011, FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, as a result of the work developed by the FASB and the IASB to expand common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). The amendments in this update requires additional disclosures including the following: (1) Information about transfers between Level 1 and Level 2 of the fair value hierarchy, (2) Information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs, (3) The categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. As a result of the Bank’s adoption of ASU 2011-04 further information related to fair value measurements has been included on the Bank’s financial statement and U.S. GAAP disclosures as of December 31, 2012. See note 31, t) “Estimated Fair Value”.

In April 2011, FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements”, to improve the accounting for repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The amendments in this update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in this update. The guidance in this update is effective for the first interim or annual period beginning on or after December 15, 2011. Management has not identified a significant impact on the Bank’s financial statements and U.S. GAAP disclosures.

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

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report.

1.1	English translation of corporate by-laws (estatutos sociales) of the registrant, as amended on March 7, 2011(1).
2.1	The Deposit Agreement entered into between Bancolombia and The Bank of New York, as amended on January 14, 2008(2).
2.2	Instruments defining the rights of the holders of long-term debt issued by Bancolombia S.A. and its subsidiaries.
We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.
7.1	Selected Ratios’ Calculation.
8.1.	List of Subsidiaries.
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2013.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2013.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2013.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2013.
15.1	Consent of Pricewaterhouse Coopers Ltda.

(1) Incorporated by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2010 filed on April 28, 2011.

(2) Incorporated by reference to the Registration Statement in Form F-6, filed by Bancolombia on January 14, 2008.

